Form 20-F
period 2015-12-31
WOORI BANK
filed 2016-04-29
CIK 1264136

As filed with the Securities and Exchange Commission on April 29, 2016

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

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

51, Sogong-ro, Jung-gu, Seoul 04632, Korea

(Address of principal executive offices)

Kyung Cheon Lim

51, Sogong-ro, Jung-gu, Seoul 04632, Korea

Telephone No.: +82-2-2125-2085

Facsimile No.: +82-2-0505002-8851

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

673,271,226 shares of Common Stock, par value ￦5,000 per share

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

Dispositions and other transactions that we have effected in recent years may affect the direct comparability of the historical financial information included in this annual report as of and for different dates and periods. The Korean government, which currently owns 51.06% of our outstanding common stock through the Korea Deposit Insurance Corporation, or the KDIC, has been implementing a privatization plan with respect to Woori Finance Holdings and its former subsidiaries, including us. Pursuant to such plan, in May 2014, Woori Finance Holdings established KJB Financial Group Co., Ltd. and KNB Financial Group Co., Ltd. through a spin-off of its businesses related to the holding of the shares and thereby controlling the business operations of Kwangju Bank and Kyongnam Bank, respectively. As a result of such spin-off, KJB Financial Group became the owner of the shares of Kwangju Bank previously held by Woori Finance Holdings, and KNB Financial Group became the owner of the shares of Kyongnam Bank previously held by Woori Finance Holdings. Woori Finance Holdings no longer owned any shares of Kwangju Bank or Kyongnam Bank, and neither they nor their new holding companies were its subsidiaries, after the spin-off. Following such spin-off, each of these banks was merged with its holding company, and in October 2014, the KDIC sold its 56.97% ownership interest in Kwangju Bank and Kyongnam Bank to JB Financial Group and BS Financial Group, respectively. In addition, in March 2014, Woori Finance Holdings sold its 52.0% ownership interest in Woori Financial Co., Ltd. to KB Financial Group Inc. In May 2014, Woori Finance Holdings also sold its 100.0% ownership interest in Woori Asset Management Co., Ltd. to Kiwoom Securities Co., Ltd. and sold its 100.0% ownership interest in Woori F&I to Daishin Securities Co., Ltd. In June 2014, Woori Finance Holdings sold its 37.9% ownership interest in Woori Investment & Securities Co., Ltd., its 51.6% ownership interest in Woori Aviva Life Insurance Co., Ltd. and its 100.0% ownership interest in Woori FG Savings Bank to NongHyup Financial Group Inc. in a collective sale. As a result of such sales, Woori Investment & Securities, Woori Asset Management, Woori Aviva Life Insurance, Woori FG

Savings Bank, Woori F&I and Woori Financial were no longer subsidiaries of Woori Finance Holdings, and it no longer owned any shares in such former subsidiaries. See “Item 4A. History and Development of the Company—Privatization Plan.”

In light of such dispositions during 2014, Kwangju Bank, Kyongnam Bank, Woori Investment & Securities, Woori Aviva Life Insurance, Woori Asset Management, Woori Financial, Woori FG Savings Bank and Woori F&I were classified as a disposal group held for distribution or sale, and their operations were accounted for as discontinued operations, in our consolidated statements of financial position and comprehensive income as of and for the year ended December 31, 2013, as well as in our consolidated statement of comprehensive income for the year ended December 31, 2014, included in this annual report. Similarly, information derived from our consolidated statement of comprehensive income for the years ended December 31, 2011 and 2012 was restated to account for such entities as discontinued operations. However, information derived from our consolidated statements of financial position as of December 31, 2011 and 2012 was not so restated. Accordingly, in general, our financial information as of December 31, 2013 and 2014 and for the years ended December 31, 2011, 2012, 2013 and 2014 appearing in this annual report does not include financial data with respect to such discontinued operations, while our financial information as of December 31, 2011 and 2012 appearing in this annual report includes financial data with respect to such discontinued operations. As a result, our financial information as of December 31, 2011 and 2012 may not be directly comparable to our financial information as of and for other dates and periods.

In this annual report:

•

unless otherwise indicated or required by the context, “we,” “us,” “our” and similar terms refer to Woori Bank and its subsidiaries and, for periods prior to the merger of Woori Finance Holdings with and into Woori Bank, refer to Woori Finance Holdings and its subsidiaries for such periods (including Woori Bank), but excluding those accounted for as discontinued operations;

•	references to “Korea” are to the Republic of Korea;

•	references to the “government” are to the government of the Republic of Korea;

•	references to “Won” or “￦” are to the currency of Korea; and

•	references to “U.S. dollars,” “$” or “US$” are to United States dollars.

Discrepancies between totals and the sums of the amounts contained in any table may be a result of rounding.

For your convenience, this annual report contains conversions of Won amounts into U.S. dollars at the noon buying rate of the Federal Reserve Bank of New York for Won in effect on December 31, 2015, which was ￦1,169.3 = US$1.00.

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

The selected consolidated financial and operating data set forth below as of and for the years ended December 31, 2011, 2012, 2013, 2014 and 2015 have been derived from our audited consolidated financial statements, which have been prepared in accordance with IFRS as issued by the IASB. Our consolidated financial statements as of and for the years ended December 31, 2011, 2012, 2013, 2014 and 2015 have been audited by Deloitte Anjin LLC, an independent registered public accounting firm.

The Korean government, which currently owns 51.06% of our outstanding common stock through the KDIC, has been implementing a privatization plan with respect to Woori Finance Holdings and its former subsidiaries, including us. As a result of the dispositions of Woori Finance Holdings’ ownership interests in Kwangju Bank, Kyongnam Bank, Woori Investment & Securities, Woori Aviva Life Insurance, Woori Asset Management, Woori Financial, Woori FG Savings Bank and Woori F&I in 2014, these former subsidiaries of Woori Finance Holdings were classified as a disposal group held for distribution or sale in our consolidated statement of financial position as of December 31, 2013 (but not as of prior dates) and have been accounted for as discontinued operations in our consolidated statements of comprehensive income for the years ended December 31, 2011, 2012, 2013 and 2014. See “Item 4A. History and Development of the Company—Privatization Plan.”

You should read the following data together with the more detailed information contained in “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements included elsewhere in this annual report. Historical results do not necessarily predict future results.

Consolidated Statement of Comprehensive Income Data

	Year ended December 31,
	2011(1)		2012(1)(2)		2013(1)(2)		2014(1)(2)		2015(2)		2015(2)(3)
	(in billions of Won except per share data)										(in millions of US$ except per share data)
Interest income	￦	11,095	￦	10,891	￦	9,493	￦	9,211	￦	8,698	US$	7,438
Interest expense		(6,206)		(6,043)		(5,001)		(4,718)		(3,936)		(3,366)

Net interest income		4,889		4,848		4,492		4,493		4,762		4,072
Fees and commissions income		1,625		1,687		1,565		1,598		1,757		1,503
Fees and commissions expense		(444)		(498)		(639)		(681)		(781)		(668)

Net fees and commissions income		1,181		1,189		926		917		976		835
Dividend income		143		101		88		97		103		88
Net gain (loss) on financial assets at fair value through profit or loss		137		(365)		124		190		240		206
Net gain (loss) on available-for-sale financial assets		1,027		533		(85)		(69)		(3)		(3)
Impairment losses due to credit loss		(1,923)		(1,799)		(2,277)		(1,097)		(966)		(826)
Net other operating expenses(4)		(3,163)		(2,958)		(3,028)		(3,633)		(3,761)		(3,216)

Operating income		2,291		1,549		240		898		1,351		1,156
Share of gain (loss) of joint ventures and associates		(39)		45		(1)		(68)		(70)		(60)
Other net non-operating income (expense)		90		44		49		4		171		146

Non-operating income (loss)		51		89		48		(64)		101		86
Net income before income tax expense		2,342		1,638		288		834		1,452		1,242
Income tax expense		559		357		35		288		377		322

Net income from continuing operations		1,783		1,281		253		546		1,075		920
Net income (loss) from discontinued operations		668		566		(966)		662		—		—
Net income (loss)	￦	2,451	￦	1,847	￦	(713)	￦	1,208	￦	1,075	US$	920

Remeasurement of the net defined benefit liability		(18)		(51)		9		(52)		(78)		(67)

Items that will not be reclassified to profit or loss		(18)		(51)		9		(52)		(78)		(67)
Gain (loss) on available-for-sale financial assets		(375)		(349)		(51)		(75)		72		61
Share of other comprehensive income (loss) of joint ventures and associates		(38)		57		(6)		(2)		3		3
Gain (loss) on foreign currency translation of foreign operations		25		(108)		(60)		48		34		29
Gain (loss) on valuation of cash flow hedge		3		13		(2)		(27)		—		—

Items that may be reclassified to profit or loss		(385)		(387)		(119)		(56)		109		93
Other comprehensive gain (loss), net of tax		(403)		(438)		(110)		(108)		31		26

Total comprehensive income (loss)	￦	2,048	￦	1,409	￦	(823)	￦	1,100	￦	1,106	US$	946

Net income (loss) attributable to owners	￦	2,154	￦	1,633	￦	(538)	￦	1,214	￦	1,059	US$	906
Income from continuing operations		1,636		1,164		162		435		1,059		906
Income (loss) from discontinued operations		518		469		(700)		779		—		—
Net income (loss) attributable to non-controlling interests	￦	297	￦	214	￦	(175)	￦	(6)	￦	16	US$	14
Income from continuing operations		147		117		91		111		16		14
Income (loss) from discontinued operations		150		97		(266)		(117)		—		—
Comprehensive income (loss) attributable to owners		1,729		1,177		(623)		1,192		1,095		936
Comprehensive income (loss) attributable to non-controlling interests		319		232		(200)		(92)		11		10
Basic and diluted earnings (loss) from continuing and discontinued operations per share	￦	2,670	￦	1,993	￦	(704)	￦	1,621	￦	1,301	US$	1.52
Basic and diluted earnings from continuing operations per share		2,027		1,411		165		536		1,301		1.52
Per common share data:
Net income (loss) per share—basic	￦	2,670	￦	1,993	￦	(704)	￦	1,621	￦	1,301	US$	1.52
Weighted average common shares outstanding—basic (in thousands)		806,013		806,013		806,013		718,265		673,271		673,271
Net income (loss) per share—diluted	￦	2,670	￦	1,993	￦	(704)	￦	1,621	￦	1,301	US$	1.52
Weighted average common shares outstanding—diluted (in thousands)		806,013		806,013		806,013		718,265		673,271		673,271
Cash dividends paid per share	￦	250	￦	250	￦	—	￦	500	￦	500	US$	0.58

(1)	The amounts for 2011, 2012, 2013 and 2014 reflect the classification of certain former subsidiaries as discontinued operations.

(2)

The amounts for 2013, 2014 and 2015 reflect a change in our accounting policies pursuant to the adoption of IFRS 10, Consolidated Financial Statements, which became effective beginning in 2013. Pursuant to IFRS 10, corresponding amounts for 2012 (but not for 2011) were restated to retroactively apply such change.

(3)

Won amounts are expressed in U.S. dollars at the rate of ￦1,169.3 to US$1.00, the noon buying rate in effect on December 31, 2015 as quoted by the Federal Reserve Bank of New York in the United States.

(4)	For a description of “net other operating expenses,” see Note 40 of the notes to our consolidated financial statements.

Consolidated Statement of Financial Position Data

	As of December 31,
	2011		2012(1)		2013(1)(2)		2014(1)		2015(1)		2015(1)(3)
	(in billions of Won)										(in millions of US$)
Assets
Cash and cash equivalents	￦	6,417	￦	5,778	￦	5,478	￦	5,963	￦	6,644	US$	5,682
Financial assets at fair value through profit or loss		25,600		27,352		4,806		4,554		5,133		4,390
Available-for-sale financial assets		19,672		18,889		17,085		18,811		17,171		14,685
Held-to-maturity financial assets		20,036		18,685		12,039		13,044		13,622		11,649
Loans and receivables		235,160		250,276		211,912		223,370		244,842		209,392
Investments in joint ventures and associates		928		1,038		618		648		644		551
Investment properties		499		492		341		358		351		301
Premises and equipment		3,134		3,186		2,536		2,501		2,471		2,113
Intangible assets and goodwill		448		433		269		296		420		359
Assets held for sale		56		83		1		8		18		15
Current tax assets		57		39		143		5		7		6
Deferred tax assets		80		155		155		258		210		180
Derivative assets		327		281		131		196		183		157
Other assets(4)		377		415		179		145		143		123
Disposal group held for sale		—		—		34,685		—		—		—
Disposal group held for distribution to owners		—		—		50,312		—		—		—

Total assets	￦	312,791	￦	327,102	￦	340,690	￦	270,157	￦	291,859	US$	249,603

Liabilities
Financial liabilities at fair value through profit or loss	￦	9,622	￦	10,986	￦	2,507	￦	2,675	￦	3,461	US$	2,960
Deposits due to customers		195,930		204,210		175,324		188,516		209,142		178,861
Borrowings		34,667		33,480		18,232		17,708		20,034		17,133
Debentures		29,266		27,960		21,678		24,796		21,899		18,728
Provisions		892		864		685		692		517		442
Net defined benefit liability		120		166		72		75		99		85
Current tax liabilities		274		179		10		299		109		93
Deferred tax liabilities		260		134		49		22		19		17
Derivative liabilities		33		38		2		—		—		—
Other financial liabilities(5)		19,084		25,544		19,914		16,890		16,964		14,508
Other liabilities(6)		570		508		410		391		305		261
Liabilities directly associated with disposal group held for sale		—		—		32,048		—		—		—
Liabilities directly associated with disposal group held for distribution to owners		—		—		46,882		—		—		—

Total liabilities	￦	290,718	￦	304,069	￦	317,813	￦	252,064	￦	272,549	US$	233,088

Equity
Owners’ equity
Capital stock	￦	4,030	￦	4,030	￦	4,030	￦	3,381	￦	3,381	US$	2,892
Hybrid securities		309		498		498		2,539		3,334		2,851
Capital surplus		176		174		177		291		294		252
Other equity(7)		563		112		(35)		(2,393)		(1,547)		(1,323)
Retained earnings		12,446		13,881		13,113		14,165		13,726		11,739
Equity directly associated with disposal group held for sale		—		—		30		—		—		—
Equity directly associated with disposal group held for distribution to owners		—		—		36		—		—		—
Non-controlling interests		4,549		4,338		5,028		110		122		104

Total equity	￦	22,073	￦	23,033	￦	22,877	￦	18,093	￦	19,310	US$	16,515

Total liabilities and equity	￦	312,791	￦	327,102	￦	340,690	￦	270,157	￦	291,859	US$	249,603

(1)

The amounts as of December 31, 2013, 2014 and 2015 reflect a change in our accounting policies pursuant to the adoption of IFRS 10, Consolidated Financial Statements, which became effective beginning in 2013. Pursuant to IFRS 10, corresponding amounts as of December 31, 2012 (but not as of December 31, 2011) were restated to retroactively apply such change.

(2)	The amounts as of December 31, 2013 reflect the classification of certain former subsidiaries as a disposal group held for distribution or sale.
(3)

Won amounts are expressed in U.S. dollars at the rate of ￦1,169.3 to US$1.00, the noon buying rate in effect on December 31, 2015 as quoted by the Federal Reserve Bank of New York in the United States.

(4)	For a description of “other assets,” see Note 19 of the notes to our consolidated financial statements.
(5)	For a description of “other financial liabilities,” see Note 25 of the notes to our consolidated financial statements.
(6)	For a description of “other liabilities,” see Note 25 of the notes to our consolidated financial statements.
(7)	For a description of “other equity,” see Note 30 of the notes to our consolidated financial statements.

Profitability Ratios and Other Data

	Year ended December 31,
	2011(1)		2012(1)(2)		2013(1)(2)		2014(1)(2)		2015(2)
	(in billions of Won except percentages)
Return on average assets(3)		0.90%		0.67%		(0.22)%		0.47%		0.37%
Return on average equity(4)		14.20		10.46		(3.45)		6.74		5.62
Net interest spread(5)		2.01		1.94		1.83		1.72		1.67
Net interest margin(6)		2.14		2.07		1.94		1.82		1.74
Cost-to-income ratio(7)		46.12		50.79		59.30		68.38		66.22
Average equity as a percentage of average total assets		6.36		6.39		6.50		7.03		6.63
Total revenue(8)	￦	14,027	￦	12,847	￦	11,185	￦	11,027	￦	10,795
Operating expense(9)		9,813		9,499		8,668		9,032		8,478
Operating margin(10)		4,214		3,348		2,517		1,995		2,317
Operating margin as a percentage of total revenue		30.04%		26.06%		22.50%		18.09%		21.46%

(1)	The amounts for 2011, 2012, 2013 and 2014 exclude certain former subsidiaries classified as discontinued operations.
(2)

The amounts for 2013, 2014 and 2015 reflect a change in our accounting policies pursuant to the adoption of IFRS 10, Consolidated Financial Statements, which became effective beginning in 2013. Pursuant to IFRS 10, corresponding amounts for 2012 (but not for 2011) were restated to retroactively apply such change.

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

(5)	Represents the difference between the yield on average interest-earning assets and cost of average interest-bearing liabilities.
(6)	Represents the ratio of net interest income to average interest-earning assets.
(7)	Represents the ratio of non-interest expense (excluding impairment losses due to credit loss) to the sum of net interest income and non-interest income.
(8)

Represents the sum of interest income, dividend income, fees and commissions income, net gain (loss) on financial assets at fair value through profit or loss and net gain (loss) on available-for-sale financial assets.

The following table shows how total revenue is calculated:

	Year ended December 31,
	2011(a)		2012(a)(b)		2013(a)(b)		2014(a)(b)		2015(b)
	(in billions of Won)
Interest income	￦	11,095	￦	10,891	￦	9,493	￦	9,211	￦	8,698
Fees and commissions income		1,625		1,687		1,565		1,598		1,757
Dividend income		143		101		88		97		103
Net gain (loss) on financial assets at fair value through profit or loss		137		(365)		124		190		240
Net gain (loss) on available-for-sale financial assets		1,027		533		(85)		(69)		(3)

Total revenue	￦	14,027	￦	12,847	￦	11,185	￦	11,027	￦	10,795

(a)	The amounts for 2011, 2012, 2013 and 2014 exclude certain former subsidiaries classified as discontinued operations.
(b)

The amounts for 2013, 2014 and 2015 reflect a change in our accounting policies pursuant to the adoption of IFRS 10, Consolidated Financial Statements, which became effective beginning in 2013. Pursuant to IFRS 10, corresponding amounts for 2012 (but not for 2011) were restated to retroactively apply such change.

(9)

Represents interest expense, fees and commissions expense and net other operating expense, excluding impairment losses due to credit loss of ￦1,923 billion, ￦1,799 billion, ￦2,277 billion, ￦1,097 billion and ￦966 billion for 2011, 2012, 2013, 2014 and 2015, respectively.

The following table shows how operating expense is calculated:

	Year ended December 31,
	2011(a)		2012(a)(b)		2013(a)(b)		2014(a)(b)		2015(b)
	(in billions of Won)
Interest expense	￦	6,206	￦	6,043	￦	5,001	￦	4,718	￦	3,936
Fees and commissions expense		444		498		639		681		781
Net other operating expenses		3,163		2,958		3,028		3,633		3,761

Operating expense	￦	9,813	￦	9,499	￦	8,668	￦	9,032	￦	8,478

(a)	The amounts for 2011, 2012, 2013 and 2014 exclude certain former subsidiaries classified as discontinued operations.
(b)

The amounts for 2013, 2014 and 2015 reflect a change in our accounting policies pursuant to the adoption of IFRS 10, Consolidated Financial Statements, which became effective beginning in 2013. Pursuant to IFRS 10, corresponding amounts for 2012 (but not for 2011) were restated to retroactively apply such change.

(10)	Represents total revenue less operating expense.

Asset Quality Data

			As of December 31,
	2011		2012(1)		2013(1)(2)		2014(1)		2015(1)
			(in billions of Won, except percentages)
Total loans(3)	￦	212,492	￦	221,028	￦	193,766	￦	207,077	￦	227,169
Total non-performing loans(4)		3,780		3,766		4,996		3,818		2,909
Other impaired loans not included in non-performing loans(5)		238		698		690		692		339
Total non-performing loans and other impaired loans(5)		4,018		4,464		5,685		4,510		3,248
Total allowance for credit losses		3,759		3,565		3,337		2,609		2,051
Non-performing loans as a percentage of total loans		1.78%		1.70%		2.58%		1.84%		1.28%
Non-performing loans as a percentage of total assets		1.21		1.15		1.47		1.41		1.00
Total non-performing loans and other impaired loans as a percentage of total loans		1.89		2.02		2.93		2.18		1.43
Allowance for credit losses as a percentage of total loans		1.77		1.61		1.72		1.26		0.90

(1)

The amounts as of December 31, 2013, 2014 and 2015 reflect a change in our accounting policies pursuant to the adoption of IFRS 10, Consolidated Financial Statements, which became effective beginning in 2013. Pursuant to IFRS 10, corresponding amounts as of December 31, 2012 (but not as of December 31, 2011) were restated to retroactively apply such change.

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

(5)

Other impaired loans as of December 31, 2011 and 2012 exclude securitized loans purchased from third parties and held by Woori F&I, a former wholly-owned subsidiary, in the aggregate amount of ￦980 billion and ￦1,207 billion, respectively. While such securitized loans qualify as other impaired loans under IFRS and are accounted for as such in our consolidated financial statements, the expected losses on such securitized loans were reflected in the determination of their fair value at initial recognition. Accordingly, we believe that the exclusion of such securitized loans from other impaired loans eliminates the potential distorting effect they might have on the ratio of total non-performing loans and other impaired loans to total loans as of such dates presented in the above table. Other impaired loans as of December 31, 2013 exclude such securitized loans that were held by Woori F&I as of such date, which were classified as part of a disposal group held for sale. Woori F&I was sold in April 2014. See “Item 4A. History and Development of the Company—Privatization Plan.”

Selected Financial Information

Average Balances and Related Interest

The following tables show our average balances and interest rates for the past three years (excluding discontinued operations for 2013 and 2014):

	Year ended December 31,
	2013					2014					2015
	Average Balance(1)		Interest Income(2)		Average Yield	Average Balance(1)		Interest Income(2)		Average Yield	Average Balance(1)		Interest Income(2)		Average Yield
	(in billions of Won, except percentages)
Assets
Interest-earning assets
Due from banks	￦	9,088	￦	120	1.32%	￦	11,710	￦	104	0.89%	￦	12,483	￦	81	0.65%
Loans(3)
Commercial and industrial		82,875		4,062	4.90		89,030		3,992	4.48		95,241		3,502	3.68
Trade financing		12,386		220	1.78		12,371		188	1.52		13,762		200	1.45
Other commercial		9,584		351	3.66		8,997		294	3.27		9,890		241	2.44
General purpose household(4)		58,770		2,694	4.58		57,720		2,396	4.15		59,003		2,147	3.64
Mortgage		15,979		686	4.29		23,970		917	3.83		34,770		1,113	3.20
Credit cards(2)		4,197		337	8.03		4,678		397	8.49		5,547		497	8.96

Total loans		183,791		8,350	4.54		196,766		8,184	4.16		218,213		7,700	3.53
Securities
Trading		3,753		109	2.90		2,639		71	2.69		2,359		63	2.67
Investment(5)		26,349		860	3.26		28,076		802	2.86		29,513		808	2.74

Total securities		30,102		969	3.22		30,715		873	2.84		31,872		871	2.73
Other		8,548		54	0.63		7,954		50	0.63		10,707		46	0.43

Total average interest earning assets		231,529		9,493	4.10		247,145		9,211	3.73		273,275		8,698	3.18

Total average non-interest earning assets		8,595		—	—		9,148		—	—		10,892		—	—

Total average assets	￦	240,124	￦	9,493	3.95%	￦	256,293	￦	9,211	3.59%	￦	284,167	￦	8,698	3.06%

	Year ended December 31,
	2013					2014					2015
	Average Balance(1)		Interest Expense		Average Cost	Average Balance(1)		Interest Expense		Average Cost	Average Balance(1)		Interest Expense		Average Cost
	(in billions of Won, except percentages)
Liabilities
Interest-bearing liabilities
Deposits due to customers
Demand deposits	￦	9,397	￦	38	0.40%	￦	9,312	￦	42	0.45%	￦	8,376	￦	43	0.51%
Time and savings deposits		140,981		3,369	2.39		153,789		3,190	2.07		168,212		2,573	1.53
Certificates of deposit		2,316		65	2.81		1,984		54	2.72		1,880		36	1.91
Other deposits		14,243		178	1.25		14,386		165	1.15		19,294		236	1.22

Total deposits		166,937		3,650	2.19		179,471		3,451	1.92		197,762		2,888	1.46
Borrowings		15,678		254	1.62		16,341		252	1.54		20,269		217	1.07
Debentures		21,994		961	4.37		23,218		885	3.81		23,232		708	3.05
Other		16,026		136	0.85		15,382		130	0.85		19,283		123	0.64

Total average interest- bearing liabilities		220,635		5,001	2.27		234,412		4,718	2.01		260,546		3,936	1.51

Total average non-interest-bearing liabilities		3,879		—	—		3,861		—	—		4,787		—	—

Total average liabilities		224,514		5,001	2.23		238,273		4,718	1.98		265,333		3,936	1.48

Total average equity		15,610		—	—		18,020		—	—		18,834		—	—

Total average liabilities and equity	￦	240,124	￦	5,001	2.08%	￦	256,293	￦	4,718	1.84%	￦	284,167	￦	3,936	1.39%

(1)	Average balances are based on daily balances for us and on quarterly balances for all of our subsidiaries and our structured companies.
(2)	Interest income from credit cards is derived from interest on credit card loans and credit card installment purchases.

(3)	Not including other receivables, and prior to deducting allowance for credit losses and present value discount or reflecting deferred origination costs.
(4)	Includes home equity loans.
(5)	Includes available-for-sale financial assets and held-to-maturity financial assets.

Analysis of Changes in Net Interest Income—Volume and Rate Analysis

The following table provides an analysis of changes in interest income, interest expense and net interest income based on changes in volume and changes in rate for 2014 compared to 2013 and 2015 compared to 2014 (excluding discontinued operations for 2013 and 2014). Information is provided with respect to: (1) effects attributable to changes in volume (changes in volume multiplied by prior rate) and (2) effects attributable to changes in rate (changes in rate multiplied by prior volume). Changes attributable to the combined impact of changes in rate and volume have been allocated proportionately to the changes due to volume changes and changes due to rate changes.

	2014 vs. 2013 Increase/(decrease) due to changes in						2015 vs. 2014 Increase/(decrease) due to changes in
	Volume		Rate		Total		Volume		Rate		Total
	(in billions of Won)
Interest-earning assets
Due from banks	￦	35	￦	(51)	￦	(16)	￦	7	￦	(30)	￦	(23)
Loans(1)
Commercial and industrial		302		(372)		(70)		278		(768)		(490)
Trade financing		—		(32)		(32)		21		(9)		12
Other commercial		(21)		(36)		(57)		29		(82)		(53)
General purpose household(2)		(48)		(250)		(298)		53		(302)		(249)
Mortgage		343		(112)		231		414		(218)		196
Credit cards		39		21		60		74		26		100
Securities
Trading		(32)		(6)		(38)		(8)		—		(8)
Investment(3)		56		(114)		(58)		41		(35)		6
Other		(4)		—		(4)		17		(21)		(4)

Total interest income	￦	670	￦	(952)	￦	(282)	￦	926	￦	(1,439)	￦	(513)

Interest-bearing liabilities
Deposits due to customers
Demand deposits	￦	—	￦	4	￦	4	￦	(4)	￦	5	￦	1
Time and savings deposits		306		(485)		(179)		299		(916)		(617)
Certificate of deposit		(9)		(2)		(11)		(3)		(15)		(18)
Other deposits		2		(15)		(13)		56		15		71
Borrowings		11		(13)		(2)		60		(95)		(35)
Debentures		53		(129)		(76)		1		(178)		(177)
Other		(5)		(1)		(6)		33		(40)		(7)

Total interest expense	￦	358	￦	(641)	￦	(283)	￦	442	￦	(1,224)	￦	(782)

Net interest income	￦	312	￦	(311)	￦	1	￦	484	￦	(215)	￦	269

(1)	Not including other receivables and prior to deducting allowance for credit losses and present value discount or reflecting deferred origination costs.
(2)	Includes home equity loans.
(3)	Includes available-for-sale financial assets and held-to-maturity financial assets.

Exchange Rates

The table below sets forth, for the periods and dates indicated, information concerning the noon buying rate for Won, expressed in Won per one U.S. dollar. The “noon buying rate” is the rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise stated, translations of Won amounts into U.S. dollars in this annual report were made at the noon buying rate in effect on December 31, 2015, which was ￦1,169.3 to US$1.00. We do not intend to imply that the Won or U.S. dollar amounts referred to herein could have been or could be converted into U.S. dollars or Won, as the case may be, at any particular rate, or at all. On April 22, 2016, the noon buying rate was ￦1,147.9 = US$1.00.

	Won per U.S. dollar (noon buying rate)
	Low	High	Average(1)	Period-End
2011	1,049.2	1,197.5	1,106.9	1,158.5
2012	1,063.2	1,185.0	1,126.2	1,063.2
2013	1,050.1	1,161.3	1,094.7	1,055.3
2014	1,008.9	1,117.7	1,052.3	1,090.9
2015	1,063.0	1,196.4	1,131.0	1,169.3
October	1,120.9	1,180.0	1,143.2	1,140.5
November	1,136.5	1,172.7	1,153.5	1,149.4
December	1,140.7	1,188.0	1,169.9	1,169.3
2016 (through April 22)	1,126.0	1,242.6	1,188.4	1,147.9
January	1,190.4	1,217.0	1,203.3	1,210.0
February	1,186.1	1,242.6	1,216.2	1,238.1
March	1,138.9	1,229.6	1,181.6	1,138.9
April (through April 22)	1,126.0	1,158.4	1,145.7	1,147.9

Source:	Federal Reserve Bank of New York
(1)	The average of the daily noon buying rates of the Federal Reserve Bank in effect during the relevant period (or portion thereof).

Item 3B.	Capitalization and Indebtedness

Not Applicable

Item 3C.	Reasons for the Offer and Use of Proceeds

Not Applicable

Item 3D.	Risk Factors

Risks relating to our corporate credit portfolio

The largest portion of our exposure is to small- and medium-sized enterprises, and financial difficulties experienced by companies in this segment may result in a deterioration of our asset quality and have an adverse impact on us.

Our loans to small- and medium-sized enterprises amounted to ￦60,793 billion (excluding discontinued operations), or 31.4% of our total loans, as of December 31, 2013, ￦62,544 billion, or 30.2% of our total loans, as of December 31, 2014 and ￦67,115 billion, or 29.5% of our total loans, as of December 31, 2015. As of December 31, 2015, Won-denominated loans to small- and medium-sized enterprises that were classified as substandard or below were ￦1,162 billion, representing 1.7% of such loans to those enterprises. See “Item 4B. Business Overview—Corporate Banking—Small and Medium-Sized Enterprise Banking.” We recorded charge-offs of ￦472 billion in respect of our Won-denominated loans to small- and medium-sized enterprises in 2015, compared to charge-offs of ￦319 billion (excluding discontinued operations) in 2014 and ￦517 billion (excluding discontinued operations) in 2013. According to data compiled by the Financial Supervisory Service, the industry-wide delinquency ratios for Won-denominated loans to small- and medium-sized enterprises decreased in 2014 and 2015. The delinquency ratio for small- and medium-sized enterprises is calculated as the ratio of (1) the outstanding balance of such loans in respect of which either principal or interest payments are overdue by one month or more to (2) the aggregate outstanding balance of such loans. Our delinquency ratio for such loans denominated in Won was 1.5% (excluding discontinued operations) as of December 31, 2013, 1.5% as of December 31, 2014 and 1.4% as of December 31, 2015. Our delinquency ratio may increase in 2016 as a result of, among other things, adverse economic conditions in Korea and globally. See “—Other risks relating to our business—Difficult conditions in the global financial markets could adversely affect our results of operations and financial condition.” Accordingly, we may be required to take measures to decrease our exposures to these customers.

In light of the deteriorating financial condition and liquidity position of small- and medium-sized enterprises in Korea as a result of the global financial crisis commencing in the second half of 2008, the Korean government introduced measures intended to encourage Korean banks to provide financial support to small- and medium-sized enterprise borrowers. For example, the Korean government requested Korean banks, including us, to establish a “fast track” program to provide liquidity assistance to small- and medium-sized enterprises on an expedited basis. Under the “fast track” program we established, which is currently expected to be effective through December 31, 2016, liquidity assistance is provided to small- and medium-sized enterprise borrowers applying for such assistance, in the form of new short term loans or maturity extensions or interest rate adjustments with respect to existing loans, after expedited credit review and approval. The overall prospects for the Korean economy in 2016 and beyond remain uncertain, and the Korean government may extend or renew existing or past policies and initiatives or introduce new policies or initiatives to encourage Korean banks to provide financial support to small- and medium-sized enterprises. We believe that, to date, our participation in such government-led initiatives (primarily through the “fast track” program) has not caused us to extend a material amount of credit that we would not have otherwise extended nor materially impacted our results of operations and financial condition in general. The aggregate amount of outstanding small- and medium-sized enterprise loans made by us under the “fast track” program was ￦29 billion as of December 31, 2015, which represented 0.04% of our total small- and medium-sized enterprise loan portfolio as of such date. Furthermore, loans made by us under the “fast track” program are partially guaranteed by the Korean government’s public financial institutions, including the Korea Credit Guarantee Fund and the Korea Technology Finance Corporation. However, there can be no assurance that our future participation in such government-led initiatives would not lead us to extend credit to small- and medium-sized enterprise borrowers that we would not otherwise extend, or offer terms for such credit that we would not otherwise offer, in the absence of such initiatives. Furthermore, there is no guarantee that the financial condition and liquidity position of our small- and medium-sized enterprise borrowers benefiting from such initiatives will improve sufficiently for them to service their debt on a timely basis, or at all. Accordingly, increases in our exposure to small- and medium-sized enterprises resulting from such government-led initiatives may have a material adverse effect on our results of operations and financial condition.

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

As of December 31, 2015, the total amount of loans provided by us to construction and shipbuilding companies in Korea amounted to ￦6,018 billion and ￦1,939 billion, or 2.6% and 0.9% of our total loans, respectively. We also have other exposures to Korean construction and shipbuilding companies, including in the form of guarantees extended for the benefit of such companies and debt and equity securities of such companies held by us. In the case of shipbuilding companies, such exposures include refund guarantees extended by us on behalf of shipbuilding companies to cover their obligation to return a portion of the ship order contract amount to customers in the event of performance delays or defaults under shipbuilding contracts. In the case of construction companies, we also have potential exposures in the form of guarantees provided to us by general contractors with respect to financing extended by us for residential and commercial real estate development projects, as well as commitments to purchase asset-backed securities secured by the assets of companies in the construction industry and other commitments we enter into relating to project financing for such real estate projects which may effectively function as guarantees.

The construction industry in Korea has experienced a downturn in recent years, due to excessive investment in residential property development projects, stagnation of real property prices and reduced demand for residential property, especially in areas outside of Seoul, including as a result of the deterioration of the Korean economy. The shipbuilding industry in Korea has also experienced a severe downturn in recent years due to a significant decrease in ship orders, primarily due to adverse conditions in the global economy and the resulting slowdown in global trade. In response to the deteriorating financial condition and liquidity position of borrowers in the construction and shipbuilding industries, which were disproportionately impacted by adverse economic developments in Korea and globally, the Korean government implemented a program in the first half of 2009 to promote expedited restructuring of such borrowers by their Korean creditor financial institutions, under the supervision of major commercial banks. In accordance with such program, 24 construction companies and five shipbuilding companies became subject to workout in 2009, following review by their creditor financial institutions (including us) and the Korean government. Each year since 2009, the Financial Services Commission and the Financial Supervisory Service have announced the results of subsequent credit risk evaluations conducted by creditor financial institutions (including us) of companies in Korea with outstanding debt of ￦50 billion or more, pursuant to which a number of companies were selected by such financial institutions for restructuring in the form of workout, liquidation or court receivership. Most recently, in December 2015, 19 companies with outstanding debt of ￦50 billion or more (one of which was a construction company and two of which were shipbuilding and shipping companies) were selected by such financial institutions for restructuring. There is no assurance, however, that these measures will be successful in stabilizing the Korean construction and shipbuilding industries.

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

We also have construction-related credit exposures under our project financing loans for real estate development projects in Korea. In light of the general deterioration in the asset quality of real estate project financing loans in Korea in recent years, Korean banks, including us, implemented a uniform set of guidelines to apply more stringent criteria in evaluating the asset quality of real estate project financing loans. As a result, we may be required to establish additional allowances with respect to our outstanding real estate project financing loans, which could adversely affect our financial condition and results of operations.

We have exposure to the largest Korean commercial conglomerates, known as “chaebols,” and, as a result, financial difficulties of chaebols may have an adverse impact on us.

Of our 20 largest corporate exposures (including loans, debt and equity securities, credit-related commitments and other exposures) as of December 31, 2015, eight were to companies that were members of the 30 largest chaebols in Korea. As of that date, the total amount of our exposures to the 30 largest chaebols was ￦26,390 billion, or 7.2% of our total exposures. If the credit quality of our exposures to chaebols declines, we could incur additional provisions for credit loss, which would hurt our results of operations and financial condition. See “Item 4B. Business Overview—Assets and Liabilities—Loan Portfolio—Exposure to Chaebols.”

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

As of December 31, 2015, our 20 largest exposures to corporate borrowers totaled ￦40,182 billion, which represented 11.0% of our total exposures. As of that date, our single largest corporate exposure was to the Bank of Korea, to which we had outstanding credits in the form of debt securities of ￦6,060 billion and loans in Won of ￦2,270 billion, representing 2.3% of our total exposures in the aggregate. Aside from exposure to the Korean government and government-related agencies, our next largest exposure was to Hyundai Heavy Industries, to which we had outstanding exposure of ￦2,109 billion representing 0.6% of our total exposures. Any deterioration in the financial condition of our large corporate borrowers may require us to record substantial additional allowances and may have a material adverse impact on our results of operations and financial condition.

We have exposure to companies that are currently or may in the future be put in restructuring, and we may suffer losses as a result of additional provisions for credit loss required or the adoption of restructuring plans with which we do not agree.

As of December 31, 2015, our credit exposures to companies that were in workout or corporate restructuring amounted to ￦1,445 billion or 0.4% of our total credit exposures, of which ￦1,171 billion or 81.0% was classified as substandard or below and substantially all of which was classified as impaired. As of the same date, our allowance for credit losses on these credit exposures amounted to ￦481 billion, or 33.3% of these exposures. These allowances may not be sufficient to cover all future losses arising from our credit exposure to these companies. Furthermore, we have other exposure to such companies, in the form of debt and equity securities of such companies held by us (including equity securities we acquired as a result of debt-to-equity conversions). Including such securities, our exposures as of December 31, 2015 to companies in workout or restructuring amounted to ￦1,462 billion, or 0.4% of our total exposures. Our exposures to such companies may also increase in the future, including as a result of adverse conditions in the Korean economy. In addition, in the case of borrowers that are or become subject to workout, we may be forced to restructure our credits pursuant to restructuring plans approved by other creditor financial institutions of the borrower, or to dispose of our credits to other creditors on unfavorable terms, which may adversely affect our results of operations and financial condition.

Risks relating to our consumer credit portfolio

We may experience increases in delinquencies in our consumer loan and credit card portfolios.

In recent years, consumer debt has increased rapidly in Korea. Our portfolio of consumer loans amounted to ￦71,041 billion (excluding discontinued operations) as of December 31, 2013, ￦80,217 billion as of December 31, 2014 and ￦93,448 billion as of December 31, 2015. Our credit card portfolio amounted to ￦4,209 billion (excluding discontinued operations) as of December 31, 2013, ￦5,114 billion as of December 31, 2014 and

￦6,099 billion as of December 31, 2015. As of December 31, 2015, our consumer loans and credit card receivables represented 41.1% and 2.7% of our total lending, respectively. See “Item 4B. Business Overview—Consumer Banking—Lending Activities” and “Item 4B. Business Overview—Credit Cards—Products and Services.”

The growth in our consumer loan portfolio in recent years, together with adverse economic conditions in Korea and globally, may lead to increasing delinquencies and a deterioration in asset quality. The amount of our consumer loans classified as substandard or below was ￦454 billion (excluding discontinued operations) (or 0.6% of our consumer loan portfolio) as of December 31, 2013, ￦488 billion (or 0.6% of our consumer loan portfolio) as of December 31, 2014 and ￦345 billion (or 0.4% of our consumer loan portfolio) as of December 31, 2015. We charged off consumer loans amounting to ￦240 billion in 2015, as compared to ￦115 billion (excluding discontinued operations) in 2014 and ￦180 billion (including discontinued operations) in 2013, and recorded provisions for credit loss in respect of consumer loans of ￦103 billion in 2015, as compared to ￦150 billion (excluding discontinued operations) in 2014 and ￦238 billion (including discontinued operations) in 2013. Within our consumer loan portfolio, the outstanding balance of general purpose household loans, which, unlike mortgage or home equity loans, are often unsecured and therefore tend to carry a higher credit risk, amounted to ￦20,673 billion (excluding discontinued operations), or 29.1% of our total outstanding consumer loans, as of December 31, 2013, ￦22,393 billion, or 27.9% of our total outstanding consumer loans, as of December 31, 2014 and ￦24,179 billion, or 25.9% of our total outstanding consumer loans, as of December 31, 2015.

In our credit card segment, outstanding balances overdue by more than one month amounted to ￦76 billion (excluding discontinued operations), or 1.8% of our credit card receivables, as of December 31, 2013, ￦85 billion, or 1.7% of our credit card receivables, as of December 31, 2014 and ￦97 billion, or 1.6% of our credit card receivables, as of December 31, 2015. In line with industry practice, we have restructured a portion of our delinquent credit card account balances as loans. As of December 31, 2015, these restructured loans amounted to ￦82 billion, or 1.3% of our credit card balances. Because these restructured loans are not initially recorded as being delinquent, our delinquency ratios do not fully reflect all delinquent amounts relating to our credit card balances. Including all restructured loans, outstanding balances overdue by more than one month accounted for 2.9% of our credit card balances as of December 31, 2015. We charged off credit card balances amounting to ￦198 billion in 2015, as compared to ￦163 billion (excluding discontinued operations) in 2014 and ￦172 billion (excluding discontinued operations) in 2013, and recorded provisions for credit loss in respect of credit card balances of ￦181 billion in 2015, as compared to ￦158 billion (excluding discontinued operations) in 2014 and ￦125 billion (excluding discontinued operations) in 2013. Delinquencies may increase in the future as a result of, among other things, adverse economic conditions in Korea, difficulties experienced by other credit card issuers that adversely affect our customers, additional government regulation or the inability of Korean consumers to manage increased household debt.

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

In light of adverse conditions in the Korean economy affecting consumers, in March 2009, the Financial Services Commission requested Korean banks, including us, to establish a “pre-workout program,” including a credit counseling and recovery service, for retail borrowers with outstanding short-term debt. The pre-workout program has been in operation since April 2009 and, following successive extensions by the Korean government, is expected to continue indefinitely. Under the pre-workout program, maturity extensions and/or interest reductions are provided for retail borrowers with total loans of less than ￦1.5 billion (consisting of no more than ￦500 million of unsecured loans and ￦1 billion of secured loans) who are in arrears on their payments for more than 30 days but less than 90 days. The aggregate amount of consumer credit (including credit card receivables)

we provided which became subject to the pre-workout program in 2015 was ￦26 billion. In addition, in March 2015, in response to increasing levels of consumer debt and amid concerns over the debt-servicing capacity of retail borrowers if interest rates were to rise, the Korean government launched, and requested Korean banks to participate in, a mortgage loan refinancing program aimed at reducing the payment burden on and improving the asset quality of outstanding mortgage loans. Under such refinancing program, qualified retail borrowers converted their outstanding non-amortizing floating-rate mortgage loans from Korean commercial banks (including us) into long-term amortizing fixed-rate mortgage loans with lower interest rates. The aggregate principal amount of mortgage loans that were refinanced under such program was ￦31.7 trillion for all commercial banks, of which our share was ￦3.9 trillion. Our participation in such refinancing program adversely affected our interest income on our outstanding mortgage loans, as well as our overall net interest margin. More generally, our participation in such government-led initiatives to provide financial support to retail borrowers may lead us to offer credit terms for such borrowers that we would not otherwise offer, in the absence of such initiatives, which may have an adverse effect on our results of operations and financial condition.

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

In June 2013, the Korean government, through the Public Funds Oversight Committee of the Financial Services Commission, announced an updated plan to privatize Woori Finance Holdings and its former subsidiaries, including us. The privatization plan provided for the segregation of such entities into three groups and the disposal of the Korean government’s interest in these entities held through the KDIC in a series of transactions, many of which have been completed. Such transactions included the following:

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

•

Woori Bank. In November 2014, Woori Finance Holdings merged with and into us. As a result of the merger, the other former subsidiaries of Woori Finance Holdings, including Woori Card, Woori Private Equity, Woori FIS, Woori Investment Bank and Woori Finance Research Institute, became our subsidiaries. In December 2014, the KDIC sold 40,143,022 shares of our common stock in a private sale in Korea, as a result of which its ownership interest in us was reduced to 51.06%. We expect the KDIC to sell all or a portion of the remaining shares of our common stock it owns to one or more purchasers in the future.

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

Competition in the Korean financial market has been and is likely to remain intense. Some of the financial institutions that we compete with are larger in terms of asset size and customer base and have greater financial resources or more specialized capabilities than us. In addition, in the area of our core banking operations, most Korean banks have been focusing on retail customers and small- and medium-sized enterprises in recent years, although they have begun to generally increase their exposure to large corporate borrowers, and have been focusing on developing fee income businesses, including bancassurance and investment products, as increasingly important sources of revenue. In the area of credit cards, Korean banks and credit card companies have in the past engaged in aggressive marketing activities and made significant investments, contributing to some extent to lower profitability and asset quality problems previously experienced with respect to credit card receivables. The competition and market saturation resulting from this common focus may make it more difficult for us to secure retail, small- and medium-sized enterprise and large corporate customers with the credit quality and on credit terms necessary to maintain or increase our income and profitability.

In addition, we believe that regulatory reforms and the general modernization of business practices in Korea will lead to increased competition among financial institutions in Korea. In the second half of 2015, the Korean government implemented measures to facilitate bank account portability of retail customers by requiring commercial banks to establish systems that allow retail customers to easily switch their bank accounts at one commercial bank to another and automatically transfer the automatic payment settings of their former accounts to the new ones. Such measures are expected to further intensify competition among financial institutions in Korea. We also believe that foreign financial institutions, many of which have greater experience and resources than we do, will seek to compete with us in providing financial products and services either by themselves or in partnership with existing Korean financial institutions. Furthermore, a number of significant mergers and acquisitions in the industry have taken place in Korea in recent years, including Hana Financial Group’s acquisition of a controlling interest in Korea Exchange Bank in February 2012 and the subsequent merger of Hana Bank into Korea Exchange Bank in September 2015. Moreover, in 2014, pursuant to the implementation of the Korean government’s privatization plan with respect to Woori Finance Holdings and its former subsidiaries, Woori Financial, Woori Asset Management and Woori F&I were acquired by KB Financial Group, Kiwoom Securities and Daishin Securities, respectively, and Woori Investment & Securities, Woori Aviva Life Insurance and Woori FG Savings Bank were acquired by NongHyup Financial Group. In addition, in October 2014, the KDIC’s ownership interest in Kwangju Bank and Kyongnam Bank were acquired by JB Financial Group and BS Financial Group, respectively. See “Item 4A. History and Development of the Company—Privatization Plan.” We expect that consolidation in the financial industry will continue. Other financial institutions may seek to acquire or merge with other entities, and the financial institutions resulting from such consolidation may, by virtue of their increased size and business scope, provide significantly greater competition for us. Increased competition and continuing consolidation may lead to decreased margins, resulting in a material adverse impact on our future profitability. Accordingly, our results of operations and financial condition may suffer as a result of increasing competition in the Korean financial industry.

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

While the rate of deterioration of the global economy since the commencement of the global financial crisis in 2008 has slowed, with some signs of stabilization and improvement, the overall prospects for the Korean and global economy in 2016 and beyond remain uncertain. In recent years, the global financial markets have experienced significant volatility as a result of, among other things:

•	the financial difficulties affecting many governments worldwide, in particular in southern Europe and Latin America;

•	the slowdown of economic growth in China and other major emerging market economies;

•	interest rate fluctuations as well as the possibility of increases in policy rates by the U.S. Federal Reserve and other central banks; and

•	political and social instability in various countries in the Middle East and Northern Africa, including Iraq, Syria and Egypt, as well as in Ukraine and Russia.

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

Under the current terms of the memorandum of understanding entered into between us and the KDIC, we are required to meet certain financial and business targets on a quarterly basis until the end of 2016. See “Item 4A. History and Development of the Company—History—Memoranda of Understanding.” As a result of deteriorating economic and financial market conditions in Korea and globally, both we and Woori Finance Holdings have failed to meet certain of our respective targets in recent years. For example, in April 2014, the KDIC imposed an institutional warning on Woori Finance Holdings and us in connection with Woori Finance Holdings’ failure to meet its financial targets for return on assets, expense-to-revenue ratio and non-performing loan ratio as of December 31, 2013 and our failure to meet our financial targets for return on assets and non-performing loan ratio as of December 31, 2013. In April 2015, the KDIC imposed an institutional warning on us in connection with our failure to meet our financial target for expense-to-revenue ratio as of December 31, 2014. In April 2016, while we failed to meet our financial target for expense-to-revenue ratio, the KDIC waived institutional measures due to our satisfaction of the other financial targets and the consideration of certain factors. We entered into a new business normalization plan with new restructuring measures and financial targets with the KDIC in March 2016.

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

We have provided certain assets as collateral for our secured borrowings in recent years. As of December 31, 2015, the aggregate amount of assets we had provided as collateral for our secured borrowings was ￦9,217 billion. These secured borrowings may take the form of asset securitization transactions, where we nominally sell our assets to a securitization vehicle that issues securities backed by those assets, although the assets remain on our statements of financial position. These secured borrowings are intended to be fully repaid through recoveries on collateral. Some of these nominal asset sales were with recourse, which means that if delinquencies arise with respect to such assets, we will be required to either repay a proportionate amount of the related secured borrowing (by reversing the nominal sale and repurchasing such assets) or compensate the securitization vehicle for any net shortfalls in its recoveries on such assets. If we are required to make payments on such assets, or to repay our secured borrowings on those assets and are unable to make sufficient recoveries on them, we may realize further losses on these assets.

An increase in interest rates would decrease the value of our debt securities portfolio and raise our funding costs while reducing loan demand and the repayment ability of our borrowers, which could adversely affect us.

Interest rates in Korea have been subject to significant fluctuations in the past. In an effort to stem inflation amid improved growth prospects, the Bank of Korea gradually increased its policy rate in 2010 and 2011 by a total of 125 basis points to 3.25%. However, the Bank of Korea reduced its policy rate to 2.00% through a series of reductions from 2012 to 2014 to support Korea’s economy in light of the slowdown in Korea’s growth and uncertain global economic prospects. In 2015, the Bank of Korea further reduced its policy rate to an unprecedented 1.50% amid deflationary concerns and interest rate cuts by central banks around the world. All else being equal, an increase in interest rates in the future could lead to a decline in the value of our portfolio of debt securities, which generally pay interest based on a fixed rate. A sustained increase in interest rates will also raise our funding costs, while reducing loan demand, especially among consumers. Rising interest rates may therefore require us to re-balance our asset portfolio and our liabilities in order to minimize the risk of potential mismatches and maintain our profitability. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk.” In addition, rising interest rate levels may adversely affect the Korean economy and the financial condition of our corporate and consumer borrowers, including holders of our credit cards, which in turn may lead to a deterioration in our credit portfolio. In particular, since most of our consumer and corporate loans bear interest at rates that adjust periodically based on prevailing market rates, a sustained increase in interest rate levels will increase the interest costs of our consumer and corporate borrowers and will adversely affect their ability to make payments on their outstanding loans.

Our funding is highly dependent on short-term deposits, which dependence may adversely affect our operations.

We meet a significant amount of our funding requirements through short-term funding sources, which consist primarily of customer deposits. As of December 31, 2015, approximately 95.1% of these deposits had maturities of one year or less or were payable on demand. In the past, a substantial proportion of these customer deposits have been rolled over upon maturity. We cannot guarantee, however, that depositors will continue to roll over their deposits in the future. In the event that a substantial number of these short-term deposit customers withdraw their funds or fail to roll over their deposits as higher-yielding investment opportunities emerge, our liquidity position could be adversely affected. We may also be required to seek more expensive sources of short-term and long-term funding to finance our operations. See “Item 5B. Liquidity and Capital Resources—Financial Condition—Liquidity.”

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

As of December 31, 2015, we held debt securities issued by Korean companies and financial institutions (other than those issued by government-owned or -controlled enterprises or financial institutions, which include the KDIC, the Korea Electric Power Corporation, the Bank of Korea, the Korea Development Bank and the Industrial Bank of Korea, among others) with a total book value of ￦2,960 billion in our trading and investment securities portfolio. The market value of these securities could decline significantly due to various factors, including future increases in interest rates or a deterioration in the financial and economic condition of any particular issuer or of Korea in general. Any of these factors individually or a combination of these factors would require us to write down the fair value of these debt securities, resulting in impairment losses. Because the secondary market for corporate bonds in Korea is not fully developed, the market value of many of these securities as reflected on our consolidated statements of financial position is determined by references to suggested prices posted by Korean rating agencies, which measure prices based on observable market data. These valuations, however, may differ significantly from the actual value that we could realize in the event we elect to sell these securities. As a result, we may not be able to realize the full “marked-to-market” value at the time of any such sale of these securities and thus may incur additional losses.

We may be required to raise additional capital if our capital adequacy ratio deteriorates or the applicable capital requirements change in the future, but we may not be able to do so on favorable terms or at all.

Under the capital adequacy requirements of the Financial Services Commission, we are currently required to maintain a minimum Tier I common equity capital adequacy ratio of 4.5%, Tier I capital adequacy ratio of 6.0% and combined Tier I and Tier II capital adequacy ratio of 8.0%, on a consolidated basis. In addition, the current terms of the memorandum of understanding between us and the KDIC requires us to meet specified capital adequacy ratio requirements. See “Item 4A. History and Development of the Company—History—Memoranda

of Understanding.” As of December 31, 2015, our Tier I common equity capital, Tier I capital and combined Tier I and Tier II capital ratios were 8.47%, 10.43% and 13.66%, respectively, which exceeded the minimum levels required by both the Financial Services Commission and such memorandum. However, our capital base and capital adequacy ratio may deteriorate in the future if our results of operations or financial condition deteriorates for any reason, or if we are not able to deploy our funding into suitably low-risk assets. To the extent that we fail to maintain our capital adequacy ratios in the future, Korean regulatory authorities may impose penalties on us ranging from a warning to suspension or revocation of our licenses.

The current capital adequacy requirements of the Financial Services Commission are derived from a new set of bank capital measures, referred to as Basel III, which the Basel Committee on Banking Supervision initially introduced in 2009 and began phasing in starting from 2013. Commencing in July 2013, the Financial Services Commission promulgated a series of amended regulations implementing Basel III, pursuant to which Korean banks and bank holding companies were required to maintain a minimum ratio of Tier I common equity capital (which principally includes equity capital, capital surplus and retained earnings less reserve for credit losses) to risk-weighted assets of 3.5% and Tier I capital to risk-weighted assets of 4.5% from December 1, 2013, which minimum ratios were increased to 4.0% and 5.5%, respectively, from January 1, 2014 and increased further to 4.5% and 6.0%, respectively, from January 1, 2015. Such requirements are in addition to the pre-existing requirement for a minimum ratio of Tier I and Tier II capital (less any capital deductions) to risk-weighted assets of 8.0%, which remains unchanged. The amended regulations also require an additional capital conservation buffer of 0.625% on January 1, 2016, with such buffer to increase in stages each subsequent year to 2.5% by 2019, as well as a potential counter-cyclical capital buffer of up to 2.5% starting in 2016, which will be determined on a quarterly basis by the Financial Services Commission. Furthermore, we were designated as one of five domestic systemically important banks for 2016 by the Financial Services Commission and may be subject to an additional capital requirement of 0.25% in 2016, if deemed necessary, with such potential requirement to increase in stages to 1.0% by 2019. The implementation of Basel III in Korea may have a significant effect on the capital requirements of Korean financial institutions, including us. See “Item 4B. Business Overview—Supervision and Regulation—Principal Regulations Applicable to Banks—Capital Adequacy.”

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

The U.S. Department of the Treasury’s Office of Foreign Assets Control, or OFAC, administers and enforces certain laws and regulations (which we refer to as OFAC sanctions) that impose restrictions upon activities or transactions within U.S. jurisdiction with certain countries, governments, entities and individuals that are the subject of OFAC sanctions, including Iran. Even though non-U.S. persons generally are not directly bound by OFAC sanctions, in recent years OFAC has asserted that such non-U.S. persons can be held liable on various legal theories if they engage in transactions completed in part in the United States or by U.S. persons (such as, for example, wiring an international payment that clears through a bank branch in New York). The European Union also enforces certain laws and regulations that impose restrictions upon nationals and entities of, and business conducted in, member states with respect to activities or transactions with certain countries, governments, entities and individuals that are the subject of such laws and regulations, including Iran. The United Nations Security Council and other governmental entities also impose similar sanctions.

In 2015, in addition to the OFAC sanctions described above, the United States maintained indirect sanctions under authority of, among others, the Iran Sanctions Act, the Comprehensive Iran Sanctions, Accountability and Divestment Act of 2010, or CISADA, the National Defense Authorization Act for Fiscal Year

2012, or the NDAA, the Iran Threat Reduction and Syria Human Rights Act of 2012, or ITRA, various Executive Orders, and the Iran Freedom and Counter-Proliferation Act of 2012, or IFCA. These indirect sanctions, which we refer to collectively as U.S. secondary sanctions, provide authority for the imposition of U.S. sanctions on foreign parties that provide services (including banking services and financing) in support of certain Iranian activities in the energy, shipping and military sectors, among others. Iran has also been designated as a “jurisdiction of primary money laundering concern” under Section 311 of the USA PATRIOT Act, potentially subjecting banks dealing with Iranian financial institutions to increased regulatory scrutiny.

Also in 2015, Korea had a sanctions program targeting Iran in accordance with the series of relevant resolutions adopted by the United Nations Security Council. In particular, in September 2010, the Korean government announced broad sanctions implementation guidelines covering financial, trade, transportation and energy-related activities with Iran, which also included a proposal to facilitate legitimate trade between Korea and Iran through Won-denominated settlement accounts to be opened by the Central Bank of Iran, or CBI, at certain Korean banks for such purpose. In December 2011, the Korean government announced expanded sanctions against Iran, including the addition of 99 entities and six individuals that are related to Iran’s nuclear program to the Korean government’s sanctioned party list with respect to Iran.

On January 16, 2016, however, the so-called “P5+1” powers (the United States, United Kingdom, China, France, Russia and Germany) and Iran declared that “Implementation Day” had occurred under a previously agreed Joint Comprehensive Plan of Action, or the JCPOA, which provided Iran with significant (but not complete) sanctions relief. The relief lifted the majority of European Union, United Nations, Korean, and U.S. secondary sanctions, including those U.S. secondary sanctions targeting the following activities: (i) financial and banking transactions with some (but not all) Iranian banks and financial institutions, including CBI; (ii) purchases of Iranian crude oil; (iii) investment, including participation in joint ventures, goods, services, information, technology and technical expertise and support for Iran’s oil, gas and petrochemical sectors; (iv) purchase, acquisition, sale, transportation or marketing of petroleum, petrochemical products and natural gas from Iran; and (v) transactions with Iran’s energy sector. As a result, dealings with most Iranian financial institutions and the Iranian energy sector are now unrestricted, so long as the dealings have no connection to the United States and do not involve remaining Iranian entities designated for U.S. terrorism, human rights, nonproliferation and other sanctions; do not conceal the identity of Iranian participants; and do not relate to military activities or human rights violations. OFAC sanctions remain in place, however, which means that all transactions involving Iran within U.S. jurisdiction are still prohibited, including U.S. dollar clearing transactions.

Violations of OFAC sanctions via transactions with a U.S. jurisdictional nexus can result in substantial civil or criminal penalties. A range of sanctions may be imposed on companies that engage in sanctionable activities within the scope of U.S. secondary sanctions, including, among other things, the blocking of any property subject to U.S. jurisdiction in which the sanctioned company has an interest, which could include a prohibition on transactions or dealings involving securities of the sanctioned company pursuant to CISADA. Financial institutions engaging in targeted activity could be sanctioned by termination or restriction of their ability to maintain correspondent accounts in the United States. The imposition of sanctions against foreign financial institutions pursuant to the U.S. secondary sanctions is not automatic, requiring further action by the U.S. administration.

In 2015, we engaged in the following activities relating to Iran:

•

We operate certain accounts for CBI, which were opened by CBI pursuant to a service agreement entered into by us and CBI in September 2010 to facilitate trade between Korea and Iran. The accounts opened by CBI consist of Won-denominated accounts that are used for the settlement of exports of goods produced or substantially transformed in Korea to Iran by Korean exporters and Won, U.S. dollar, euro and Japanese Yen-denominated accounts (of which only the Won accounts are currently in use) that are used for the settlement of imports of oil and natural gas from Iran by Korean importers. By the terms of the service agreement (as amended) between us and CBI, settlement of export and import transaction payments due from Iranian entities to Korean exporters or from Korean importers to Iranian entities through such accounts opened by CBI are effected by crediting or debiting the relevant amount to or from the applicable accounts while a corresponding payment of funds is made to or from an Iranian bank by CBI. Any funds deposited for the account of Iranian entities as a result of Korean imports of oil and gas may only be used by transferring them to the Won-denominated account and then making payment to accounts of Korean persons and entities opened at financial institutions in Korea in respect of Korean exports to Iran. No transfers of funds may be made from these accounts to Iran, to Iranian accounts in any third country, or for any use other than those described above. Furthermore, the applicable laws and regulations and banking guidelines of Korea require that trade transactions between Korean and Iranian parties be subject to prior certification and clearance by relevant Korean governmental authorities (or organizations designated thereby) to ensure compliance with Korean economic sanctions and export controls against Iran, and the settlement of payments through the accounts opened by CBI with us are not permitted without such prior certification and clearance. In 2015, the total fee revenue from maintaining the CBI accounts amounted to approximately ￦151 million (which represented approximately 0.001% of our total revenue). As there were no expenses directly applicable to such activities under our internal management accounts, we estimate that our net income before tax from maintaining the CBI accounts also amounted to approximately ￦151 million (which represented approximately 0.01% of our total net income before tax). We intend to continue maintaining the accounts opened by CBI, and in light of the lifting of certain sanctions against Iran, including U.S. secondary sanctions, the scope of our services provided to CBI may be adjusted to reflect such change in circumstances.

•

We also provide limited export-import financing services to Korean exporters and importers in connection with their trade transactions with Iran that were permitted under the relevant Korean sanctions and were not subject to U.S. secondary sanctions, primarily by discounting, advising on or issuing letters of credit, and to a lesser extent, issuing performance bonds on behalf of Korean contractors with respect to Iranian construction projects permitted under the relevant Korean sanctions and not subject to U.S. secondary sanctions. All such transactions are settled through the accounts opened by CBI with us as described above. In 2015, our total fee revenue from such export-import financing services amounted to approximately ￦2.3 billion (which represented approximately 0.02% of our total revenue), while our net income before tax from such activities (net of expenses directly applicable to such activities based on our internal management accounts) amounted to approximately ￦1 billion (which represented approximately 0.07% of our total net income before tax). We intend to continue providing the export-import financing services with its current scope, to the extent U.S. secondary sanctions or other applicable sanctions remain lifted.

•

We also maintain a limited number of deposit accounts in Korea for an Iranian financial institution that the U.S. government has historically viewed as controlled by the government of Iran. These accounts were opened with us before the institution was designated for U.S. sanctions. Under Korean customer protection requirements, we are unable to provide specific information identifying this Iranian financial institution or the volume of its deposits. As a Korean bank is generally prohibited under Korean law from unilaterally terminating a deposit account without the consent of the depositor, we do not currently have plans to terminate these deposit accounts. In 2015, there were minimal fee revenues from maintaining such deposit accounts, and there were no expenses directly applicable to such activities under our internal management accounts.

In addition, pursuant to requests from the U.S. government received in 2015, and authorization from the competent Korean authorities, we released US$490 million each on four different occasions, or a total of US$1,960 million, from the Won-denominated accounts of CBI maintained by us to the accounts of CBI located outside Korea. We understand that such requests were in furtherance of an interim Joint Plan of Action agreed between the P5+1 and Iran in November 2013.

We do not believe that our activities relating to Iran violate OFAC sanctions or are sanctionable under U.S. secondary sanctions. Moreover, to the extent our activities were sanctionable under those U.S. secondary sanctions programs that were lifted pursuant to the JCPOA, U.S. authorities have indicated that sanctions will not be imposed pursuant to the suspended U.S. secondary sanctions. Nevertheless, there can be no assurances that the relevant relief will remain in place, and even if it does, there is no guarantee that our activities relating to Iran will not be found to violate OFAC sanctions or involve sanctionable activity under U.S. secondary sanctions, or that any other government will not determine that our activities violate applicable sanctions of other countries. The re-imposition or “snap-back” of U.S. sanctions pursuant to the JCPOA could also occur, and the scope of re-imposed sanctions would be determined at that time, although sanctions would not be retroactively applied to activities properly engaged in while sanctions relief was in effect. Sanctions against Iran are evolving rapidly, and future changes in law could also adversely affect us.

Our business and reputation could be adversely affected if the U.S. government were to determine that our activities relating to Iran violate OFAC sanctions or involve sanctionable activity under the U.S. secondary sanctions and we are unable to resolve the U.S. government’s concerns (for example, through closing the accounts opened by CBI with us), or if any other government were to determine that our activities relating to Iran violate applicable sanctions of other countries. Any prohibition or conditions placed on our use of U.S. correspondent accounts could effectively eliminate our access to the U.S. financial system, including U.S. dollar clearing transactions, which would adversely affect our business, and any other sanctions or civil or criminal penalties imposed could also adversely affect our business. If the U.S. government were to challenge the compatibility of our activities relating to Iran with the OFAC sanctions or the U.S. secondary sanctions, while no assurances can be given that any such measures would be successful, we intend to take all necessary measures to the extent possible to ensure that prohibitions or conditions are not placed on our use of U.S. correspondent accounts, including closing the accounts opened by CBI with us, if required.

We are cooperating with an investigation by the U.S. Department of Justice and the New York State Office of the Attorney General into the use and operation of the CBI accounts. It is not possible to predict the outcome of such investigation at this time, and there can be no assurance that such investigation will not result in an unfavorable outcome or adversely affect our business or reputation. Furthermore, beginning in October 2014, the Prosecutors’ Office of Korea investigated a scheme by which the representative director of a Korean company and one of our employees engaged in fraudulent trade transactions involving our Won-denominated settlement activities through the CBI accounts. These individuals were arrested for, charged with and convicted of violations of the Foreign Exchange Transactions Law. The Prosecutors’ Office of Korea completed its investigation in connection with this incident and concluded that neither we nor our executive officers engaged in any wrongdoing. However, the fraudulent transactions in question did not meet the conditions attached to operation of the CBI accounts, and there can be no assurances that U.S. authorities would agree that we were not culpable or that the transactions would not be considered sanctionable.

Furthermore, some of our U.S. investors may be required to divest their investments in us under the laws of certain U.S. states or under internal investment policies relating to companies doing business with Iran or may decide for reputational reasons to divest such investments, and some U.S. institutional investors may forego the purchase of our securities. We are aware of initiatives by U.S. governmental entities and U.S. institutional investors, such as pension funds, to adopt or consider adopting laws, regulations or policies prohibiting transactions with or investment in, or requiring divestment from, entities doing business with countries identified as state sponsors of terrorism. There can be no assurance that the foregoing will not occur or that such occurrence will not have a material adverse effect on the value of our common stock and ADSs.

Our Internet banking services are subject to security concerns relating to the commercial use of the Internet.

We provide Internet banking services (including mobile and smartphone banking services) to our retail and corporate customers, which require sensitive customer information, including passwords and account information, to be transferred over a secure connection on the Internet. However, connections on the Internet, although secure, are not free from security breaches. We may experience security breaches in connection with our Internet banking services in the future, which may result in regulatory sanctions as well as liability to our customers and third parties and materially and adversely affect our business.

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

The Korean government, through the KDIC, currently owns 51.06% of our outstanding common stock, although it is in the process of implementing a privatization plan with respect to us pursuant to which it intends to dispose of such common stock. See “—Risks relating to our structure and strategy—The implementation of the Korean government’s privatization plan may have an adverse effect on us and your interests as a shareholder.” So long as the Korean government remains our controlling shareholder, it will have the ability to cause us to take actions or pursue policy objectives that may conflict with the interests of our other shareholders. For example, in order to further its public policy goals, the Korean government could request that we participate with respect to a takeover of a troubled financial institution or encourage us to provide financial support to particular entities or sectors. Such actions or others that are not consistent with maximizing our profits or the value of our common stock may have an adverse impact on our results of operations and financial condition and may cause the price of our common stock and ADSs to decline.

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

In the past, the Korean government has also announced policies under which financial institutions in Korea are encouraged to provide financial support to particular sectors. For example, in light of the deteriorating financial condition and liquidity position of small- and medium-sized enterprises in Korea as a result of the global financial crisis commencing in the second half of 2008 and adverse conditions in the Korean economy affecting consumers, the Korean government introduced measures intended to encourage Korean banks to provide financial support to small- and medium-sized enterprise borrowers. See “—Risks relating to our corporate credit portfolio—The largest portion of our exposure is to small- and medium-sized enterprises, and financial difficulties experienced by companies in this segment may result in a deterioration of our asset quality and have an adverse impact on us.” In addition, in March 2015, in response to increasing levels of consumer debt and amid concerns over the debt-servicing capacity of retail borrowers if interest rates were to rise, the Korean government requested Korean banks to participate in a mortgage loan refinancing program aimed at reducing the payment burden on and improving the asset quality of outstanding mortgage loans. See “—Risks relating to our consumer credit portfolio—We may experience increases in delinquencies in our consumer loan and credit card portfolios.”

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

We are incorporated in Korea, and substantially all of our operations are located in Korea. As a result, we are subject to political, economic, legal and regulatory risks specific to Korea. The economic indicators in Korea in recent years have shown mixed signs of growth and uncertainty, and future growth of the Korean economy is subject to many factors beyond our control, including developments in the global economy.

In recent years, adverse conditions and volatility in the worldwide financial markets, fluctuations in oil and commodity prices and the general weakness of the global economy have contributed to the uncertainty of global economic prospects in general and have adversely affected, and may continue to adversely affect, the Korean economy. See “—Other risks relating to our business—Difficult conditions in the global financial markets could adversely affect our results of operations and financial condition.” The value of the Won relative to major foreign currencies has fluctuated significantly. See “Item 3A. Selected Financial Data—Exchange Rates.” Furthermore, as a result of adverse global and Korean economic conditions, there has been volatility in the stock prices of Korean companies in recent years. Future declines in the Korea Composite Stock Price Index, known as the KOSPI, and large amounts of sales of Korean securities by foreign investors and subsequent repatriation of the proceeds of such sales may adversely affect the value of the Won, the foreign currency reserves held by financial institutions in Korea, and the ability of Korean companies to raise capital. Any future deterioration of the Korean or global economy could adversely affect our business, financial condition and results of operations.

Developments that could have an adverse impact on Korea’s economy include:

•	difficulties in the financial sector and increased sovereign default risks in select countries and the resulting adverse effects on the global financial markets;

•

adverse changes or volatility in foreign currency reserve levels, commodity prices (including oil prices), exchange rates (including fluctuation of the U.S. dollar, the euro or the Japanese yen exchange rates or revaluation of the Chinese renminbi), interest rates, inflation rates or stock markets;

•

continuing adverse conditions in the economies of countries and regions that are important export markets for Korea, such as China, the United States, Europe and Japan, or in emerging market economies in Asia or elsewhere;

•	decreases in the market prices of Korean real estate;

•	increasing delinquencies and credit defaults by consumer or small- and medium-sized enterprise borrowers;

•	declines in consumer confidence and a slowdown in consumer spending;

•	increasing levels of household debts;

•	difficulties in the financial sector in Korea, including the savings bank sector;

•

the continued growth of the Chinese economy, to the extent its benefits (such as increased exports to China) are outweighed by its costs (such as competition in export markets or for foreign investment and the relocation of the manufacturing base from Korea to China), as well as a slowdown in the growth of China’s economy, which is Korea’s most important export market;

•	social and labor unrest;

•

a decrease in tax revenue and a substantial increase in the Korean government’s expenditures for fiscal stimulus measures, unemployment compensation and other economic and social programs that, together, would lead to an increased government budget deficit;

•	financial problems or lack of progress in the restructuring of chaebols, other large troubled companies, their suppliers or the financial sector;

•	loss of investor confidence arising from corporate accounting irregularities and corporate governance issues concerning certain chaebols;

•	increases in social expenditures to support an aging population in Korea or decreases in economic productivity due to the declining population size in Korea;

•	the economic impact of any pending or future free trade agreements;

•	geo-political uncertainty and risk of further attacks by terrorist groups around the world;

•	natural or man-made disasters that have a significant adverse economic or other impact on Korea or its major trading partners;

•	the occurrence of severe health epidemics in Korea or other parts of the world, such as the recent Middle East Respiratory Syndrome outbreak in Korea;

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

In addition, there have been heightened security concerns in recent years stemming from North Korea’s nuclear weapon and long-range missile programs as well as its hostile military actions against Korea. Some of the significant incidents in recent years include the following:

•

From time to time, North Korea has conducted ballistic missile tests. Most recently in February 2016, North Korea launched a long-range rocket in violation of its agreement with the United States as well as United Nations sanctions barring it from conducting launches that use ballistic missile technology. Despite international condemnation, North Korea released a statement that it intends to continue its rocket launch program. Following the rocket launch, the Korean government announced that it would shut down the Gaeseong Industrial Complex, an industrial park jointly operated with North Korea, to prevent North Korea from using the funds earned through the industrial park in furtherance of its missile program. North Korea responded by declaring the industrial park a military control zone, expelling all Korean workers from, and freezing all Korean assets and equipment at, the industrial park.

•

North Korea renounced its obligations under the Nuclear Non-Proliferation Treaty in January 2003 and conducted three rounds of nuclear tests between October 2006 to February 2013, which increased tensions in the region and elicited strong objections worldwide. In response, the United Nations Security Council unanimously passed resolutions that condemned North Korea for the nuclear tests and imposed sanctions against North Korea. In January 2016, North Korea conducted a fourth nuclear test, claiming that the test involved its first hydrogen bomb, a claim which has not been independently verified. In response to such test (as well as North Korea’s long-range rocket launch in February 2016), the United Nations Security Council unanimously passed a resolution in March 2016 condemning North Korea’s actions and significantly expanding the scope of the sanctions applicable to North Korea.

•

In August 2015, two Korean soldiers were injured in a landmine explosion near the Korean demilitarized zone. Claiming the landmines were set by North Koreans, the Korean army re-initiated its propaganda program toward North Korea utilizing loudspeakers near the demilitarized zone. In retaliation, the North Korean army fired artillery rounds on the loudspeakers, resulting in the highest level of military readiness for both Koreas.

•

In March 2013, North Korea stated that it had entered “a state of war” with Korea, declaring the 1953 armistice invalid, and put its artillery at the highest level of combat readiness to protest the Korea-United States allies’ military drills and additional sanctions imposed on North Korea for its missile and nuclear tests.

•

In March 2010, a Korean naval vessel was destroyed by an underwater explosion, killing many of the crewmen on board. The Korean government formally accused North Korea of causing the sinking, while North Korea denied responsibility. Moreover, in November 2010, North Korea fired more than one hundred artillery shells that hit Korea’s Yeonpyeong Island near the Northern Limit Line, which acts as the de facto maritime boundary between Korea and North Korea on the west coast of the Korean peninsula, causing casualties and significant property damage. The Korean government condemned North Korea for the attack and vowed stern retaliation should there be further provocation.

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

Economic difficulties in Korea or increases in corporate reorganizations and bankruptcies could result in layoffs and higher unemployment. Such developments could lead to social unrest and substantially increase government expenditures for unemployment compensation and other costs for social programs. According to statistics from the Korea National Statistical Office, the unemployment rate was 3.1% in 2013, increased to 3.5% in 2014 and further increased to 3.6% in 2015. Further increases in unemployment and any resulting labor unrest in the future could adversely affect our operations, as well as the operations of many of our customers and their ability to repay their loans, and could adversely affect the financial condition of Korean companies in general, depressing the price of their securities. Furthermore, the government’s privatization plan with respect to us contemplates the sale of its ownership interest in us to a third party, which may lead to labor unrest among our employees. See “Item 4A. History and Development of the Company—Privatization Plan.” Any of these developments may have an adverse effect on our financial condition and results of operations.

Risks relating to our common stock and ADSs

The market price of our common stock and ADSs could be adversely affected by the ability of the KDIC to sell or otherwise dispose of large blocks of our common stock.

The KDIC currently owns 345,142,556 shares, or 51.06%, of our outstanding common stock. In the future, the KDIC may choose to sell large blocks of our common stock publicly or privately to a strategic or financial investor, including for the purpose of recovering the public funds it injected into us. For example, in September 2004, the KDIC sold approximately 45 million shares of our common stock, which constituted 5.7% of our outstanding common stock, and in June 2007, the KDIC disposed of approximately 40 million shares of our common stock, which constituted 5.0% of our outstanding common stock. In addition, in November 2009, the KDIC sold approximately 56 million shares of our common stock, which constituted 7.0% of our outstanding common stock, and in April 2010, the KDIC disposed of approximately 73 million shares of our common stock, which constituted 9.0% of our outstanding common stock. Most recently, in December 2014, the KDIC sold 40,143,022 shares of our common stock, which constituted 5.9% of our outstanding common stock.

In June 2013, the Korean government, through the Public Funds Oversight Committee of the Financial Services Commission, announced an updated plan to privatize Woori Finance Holdings and its former subsidiaries, including us. The privatization plan provided for the segregation of such entities into three groups and the disposal of the Korean government’s interest in these entities held through the KDIC in a series of transactions, many of which have been completed. See “—Risks relating to our structure and strategy—The implementation of the Korean government’s privatization plan may have an adverse effect on us and your interests as a shareholder.” The privatization plan may be changed by the Korean government, or its further implementation may be delayed, depending on market conditions and other factors. We do not know precisely when, how or what percentage of our shares owned by the KDIC will ultimately be disposed of, or to whom such shares will be sold. As a result, we cannot predict the impact of any such transactions on us or our stock prices. The implementation of the Korean government’s privatization plan with respect to us, including future sales of our common stock by the KDIC or the possibility that such transactions may occur, could adversely affect the prevailing market prices of our common stock and ADSs.

Ownership of our common stock is restricted under Korean law.

Under the Bank Act, a single shareholder, together with its affiliates, is generally prohibited from owning more than 10.0% of a nationwide bank’s total issued and outstanding shares with voting rights or more than 15.0% of a regional bank’s total issued and outstanding shares with voting rights, with the exception of certain shareholders that are non-financial business group companies, whose applicable limit was reduced from 9.0% to 4.0% pursuant to an amendment of the Bank Act which became effective on February 14, 2014. To the extent that the total number of shares of our common stock (including those represented by ADSs) that you and your affiliates own together exceeds the applicable limits, you will not be entitled to exercise the voting rights for the excess shares, and the Financial Services Commission may order you to dispose of the excess shares within a period of up to six months. Failure to comply with such an order would result in an administrative fine of up to 0.03% of the book value of such shares per day until the date of disposal. Non-financial business group companies may not acquire beneficial ownership of shares of a nationwide bank in excess of 4.0% of such bank’s outstanding voting shares, unless they obtain the approval of the Financial Services Commission and agree not to exercise voting rights in respect of shares in excess of the 4.0% limit, in which case they may acquire beneficial ownership of up to 10.0% of such nationwide bank’s outstanding voting shares. See “Item 4B. Business Overview—Supervision and Regulation—Principal Regulations Applicable to Banks—Restrictions on Bank Ownership.” In addition, if the shareholding of any single shareholder, together with its affiliates, increases to a level exceeding the applicable limits as a result of a merger, such shareholder will be restricted from exercising its voting rights in respect of shares in excess of the applicable limit pursuant to the Bank Act from the effective date of the merger, and will be required to dispose of such excess shares within three years after such effective date.

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

Our common stock is listed on the KRX KOSPI Market, which has a smaller market capitalization and is more volatile than the securities markets in the United States and many European countries. The market value of ADSs may fluctuate in response to the fluctuation of the trading price of shares of our common stock on the

KRX KOSPI Market. The KRX KOSPI Market has experienced substantial fluctuations in the prices and volumes of sales of listed securities and the KRX KOSPI Market has prescribed a fixed range in which share prices are permitted to move on a daily basis. The KOSPI was 2,015.49 on April 22, 2016. There is no guarantee that the stock prices of Korean companies will not decline again in the future. Like other securities markets, including those in developed markets, the Korean securities market has experienced problems including market manipulation, insider trading and settlement failures. The recurrence of these or similar problems could have a material adverse effect on the market price and liquidity of the securities of Korean companies, including our common stock and ADSs, in both the domestic and the international markets.

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

Since 2000, we have periodically entered into new business normalization plans with the KDIC, with new restructuring measures and financial targets. The other entities did so as well, until their merger or disposition by Woori Finance Holdings, pursuant to which their memoranda of understanding with the KDIC were terminated. See “—Privatization Plan.” In April 2014, the KDIC imposed an institutional warning on us in connection with our failure to meet our financial targets for return on assets and non-performing loan ratio as of December 31, 2013. In April 2015, the KDIC imposed an institutional warning on us in connection with our failure to meet our financial target for expense-to-revenue ratio as of December 31, 2014. In April 2016, while we failed to meet our financial target for expense-to-revenue ratio, the KDIC waived institutional measures due to our satisfaction of the other financial targets and the consideration of certain factors.

In March 2016, we entered into a new one-year business normalization plan with the KDIC. See “—Recent Developments with the KDIC.”

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

Recent Developments with the KDIC.  In March 2016, we entered into a new one-year business normalization plan with the KDIC that included new restructuring measures and financial targets. Such new plan also provides that the calculation of income amounts to be used in measuring compliance with financial targets for return on total assets and return on total equity as of or for the year ending December 31, 2016 will be subject to an adjustment to negate the effect of any decrease in our net interest margin. In addition, the plan primarily deals with ways to increase labor and cost efficiency, strengthen our risk management system, improve our asset quality and improve our profitability. The other terms of the previously agreed memorandum of understanding remain unchanged.

Our one-year business normalization plan sets forth four financial targets for fiscal year 2016 that we are required to meet, with quarterly targets being set internally by us in accordance with the year-end targets. Our targets for fiscal year 2016 are set forth in the following table:

	2016
	March	June	September	December
Capital adequacy ratio(1)	10.0%	10.0%	10.0%	10.0%
Return on total assets(2)	0.08	0.10	0.12	0.29
Return on total equity(3)	1.0	1.2	1.4	3.8
Non-performing loan ratio(4)	1.9	1.8	1.7	1.1

(1)	For a description of how the capital adequacy ratio is calculated, see “Item 4B. Business Overview—Supervision and Regulation—Principal Regulations Applicable to Banks—Capital Adequacy.”
(2)	Represents the ratio of net income to total assets.
(3)	Represents the ratio of net income to total equity.
(4)	Represents the ratio of total loans classified as substandard or below to total loans, in each case, net of allowances.

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

Reorganization and Expansion Plans

Following its establishment and its acquisition of its subsidiaries, Woori Finance Holdings developed a reorganization and integration plan designed to reorganize the corporate structure of some of its subsidiaries and integrate its operations under a single management structure. As part of this plan:

•	From December 2001 through February 2002, Peace Bank of Korea was restructured by:

•	splitting off its commercial banking operations and merging them into us;

•	changing the name of Peace Bank of Korea to Woori Credit Card; and

•	transferring our credit card operations to Woori Credit Card.

•	In March 2003, the credit card operations of Kwangju Bank were transferred to Woori Credit Card.

•	In August 2003, Woori Investment Bank was merged with us.

In succeeding years, Woori Finance Holdings adopted plans to further reorganize and expand its operations, including through mergers, acquisitions and investments. Pursuant to such reorganization and expansion plans:

•	In March 2004, Woori Credit Card was merged with us.

•	In October and December 2004, Woori Finance Holdings acquired an aggregate 27.3% voting interest in LG Investment & Securities Co., Ltd., which was subsequently renamed Woori Investment & Securities.

•	In May 2005, Woori Finance Holdings acquired a 90.0% interest in LG Investment Trust Management Co., Ltd., which was subsequently renamed Woori Asset Management.

•	In October 2005, we established Woori Private Equity as a consolidated subsidiary.

•	In April 2008, Woori Finance Holdings acquired a 51.0% interest in LIG Life Insurance Co., Ltd., which was subsequently renamed Woori Aviva Life Insurance.

•	In March 2011, Woori Finance Holdings acquired certain assets and assumed certain liabilities of Samhwa Mutual Savings Bank through a newly established subsidiary, Woori FG Savings Bank.

•	In September 2012, Woori FG Savings Bank acquired certain assets and assumed certain liabilities of Solomon Mutual Savings Bank.

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

•

In January 2014, we completed the purchase of an additional 27% equity interest (in addition to the 6% equity interest we previously acquired through our subsidiary PT. Bank Woori Indonesia) in PT. Bank Himpunan Saudara 1906, an Indonesian commercial bank with a network of over 100 branches and offices throughout Indonesia. In December 2014, PT. Bank Woori Indonesia merged with and into PT. Bank Himpunan Saudara 1906. The merged entity, in which we hold a 74.0% equity interest, was renamed PT Bank Woori Saudara Indonesia 1906, Tbk and became our consolidated subsidiary.

•

In December 2015, we entered into an investment agreement to acquire a 51% equity interest in Wealth Development Bank Corp., a savings bank in the Philippines with a network of 16 branches and approximately 300 employees, by purchasing newly issued shares for approximately US$20 million. The completion of the proposed investment is subject to a number of conditions, including receipt of all regulatory approvals in the Philippines and Korea.

Privatization Plan

In June 2013, the Korean government, through the Public Funds Oversight Committee of the Financial Services Commission, announced an updated plan to privatize Woori Finance Holdings and its former subsidiaries, including us. The privatization plan provided for the segregation of such entities into three groups and the disposal of the Korean government’s interest in these entities held through the KDIC in a series of transactions, many of which have been completed. Such transactions include:

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

Equity, Woori FIS, Woori Investment Bank and Woori Finance Research Institute, became our subsidiaries. In December 2014, the KDIC sold 40,143,022 shares of our common stock in a private sale in Korea, as a result of which its ownership interest in us was reduced to 51.04% at such time. We expect the KDIC to sell all or a portion of the remaining shares of our common stock it owns to one or more purchasers in the future. See “—Merger with Woori Finance Holdings.”

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

Disposal of Woori Financial, Woori Asset Management, Woori F&I, Woori Investment & Securities, Woori Aviva Life Insurance and Woori FG Savings Bank

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

Pursuant to the Korean government’s privatization plan, in December 2014, the KDIC sold 40,143,022 shares of our common stock in a private sale in Korea, as a result of which its ownership interest in us was reduced to 51.04% at such time. We expect the KDIC to sell all or a portion of the remaining shares of our common stock it owns to one or more purchasers in the future.

Item 4B.	Business Overview

We are the second-largest commercial bank in Korea, in terms of total assets (including loans) as of December 31, 2015. Our operations include a broad range of businesses, including corporate banking, consumer banking, credit card operations, investment banking, capital markets activities and other businesses. We provide a wide range of products and services to our customers, which mainly comprise small- and medium-sized enterprises and individuals, as well as some of Korea’s largest corporations. As of December 31, 2015, we had, on a consolidated basis, total assets of ￦291,859 billion, total liabilities of ￦272,549 billion and total equity of ￦19,310 billion.

The Korean government, which currently owns 51.06% of our outstanding common stock through the KDIC, has been implementing a privatization plan with respect to Woori Finance Holdings and its former subsidiaries, including us. See “Item 4A. History and Development of the Company—Privatization Plan.” In light of their dispositions under the privatization plan, which were completed during 2014, Kwangju Bank, Kyongnam Bank, Woori Investment & Securities, Woori Aviva Life Insurance, Woori Asset Management, Woori Financial, Woori FG Savings Bank and Woori F&I were classified as a disposal group held for distribution or sale, and their operations were accounted for as discontinued operations. Unless expressly stated otherwise, our financial information as of December 31, 2013 and 2014 and for the years ended December 31, 2011, 2012, 2013 and 2014 set forth below does not include financial data with respect to such discontinued operations, while our financial information as of December 31, 2011 and 2012 set forth below includes financial data with respect to such discontinued operations.

As one of the leading financial services groups in Korea, we believe our core competitive strengths include the following:

Strong and long standing relationships with corporate customers.  Historically our operations concentrated on large corporate customers. As a result, we believe that we have strong relationships with many of Korea’s leading corporate groups, and we are the main creditor bank to 13 of the 39 largest Korean corporate borrowers. Further enhancing our corporate loan portfolio is our ability to lend to small- and medium-sized enterprise customers. As of December 31, 2015, we had approximately 214,819 small- and medium-sized enterprise borrowers.

Large and loyal retail customer base.  With respect to our consumer banking operations, we have the second-largest deposit base among Korean commercial banks, and over 21 million retail customers, representing about half of the Korean adult population. Of these customers, more than a third are active customers, meaning that they have an account with us with a balance of at least ￦100,000 or have transacted business with us at least once during the last six months.

Extensive distribution and marketing network.  We serve our customers primarily through one of the largest banking networks in Korea, comprising approximately 956 branches and 6,889 ATMs and cash dispensers. We also operate 10 dedicated corporate banking centers and approximately 86 general managers for our large corporate customers and approximately 937 relationship managers stationed at 785 branches (as well as 687 additional non-stationed employees who serve as relationship managers as needed) for our small- and medium-sized enterprise customers. In addition, we have Internet and mobile banking platforms to enhance customer convenience, reduce service delivery costs and allow our branch staff to focus on marketing and sales.

Strong capital base.  As of December 31, 2015, our consolidated equity totaled ￦19.3 trillion, and our total capital adequacy ratio was 13.66%. Our management team carefully coordinates our capital and dividend plans to ensure that we optimize our capital position. We believe our strong capital base and coordinated capital management enable us to support growth of our core businesses and to pursue franchise-enhancing initiatives such as selective investments and acquisitions.

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

Further improve our asset quality and strengthen our risk management practices.  We were one of the earliest and most aggressive banks in Korea to actively reduce non-performing loans through charge-offs and sales to third parties. Since 2002, we have taken various measures to facilitate the disposal of our substandard or below loans. As a result of these and other initiatives, our ratio of non-performing loans to total loans has decreased significantly over the past decade and was 1.28% as of December 31, 2015.

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

Retail customers.  We have segmented our retail customers into four groups: high net worth; mass affluent; middle class; and mass market. We believe we are relatively competitive in our core customer base, which includes mass affluent and middle class customers, and we serve these customers via our team of financial planners in our branches who sell customized higher margin services and products, such as investment advice, mutual funds, insurance and personal loans. For our mass market customers, we offer simple, easy-to-understand and relatively more standardized products such as basic deposit and lending products, including mortgage loans, and we encourage the use of alternative distribution channels such as the Internet, mobile banking and ATMs by our mass market customers such that we can serve them in a cost efficient manner. We serve our high net worth individuals via branches and dedicated private banking centers staffed with experienced private bankers who offer sophisticated tailored financial services.

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

Increase “fintech” capabilities.  We have been enhancing our financial technology, or “fintech,” capabilities in order to expand our non-traditional financial service delivery channels for our customers. In May 2015, we launched the first mobile-only banking service in Korea called WiBee Bank, and in November 2015, K-Bank, a consortium with KT Corporation and 20 other companies in which we own a 10% equity interest, received preliminary approval from the Financial Services Commission to establish an Internet-only bank. K-Bank is expected to launch its services in the second half of 2016.

In addition, we have strengthened our alliances with information technology companies to provide innovative electronic payment methods, including Woori Samsung Pay with Samsung Electronics, which allows cardless ATM withdrawals through smartphones, and WeChat Pay with Tencent, China’s biggest social-networking and mobile game company, which allows Chinese tourists to utilize mobile devices to make payments in Korea.

Expand presence in the global market.  We are continuously expanding our overseas operations, mainly focusing on Southeast Asia. In November 2015, we established Woori Finance Myanmar, a microfinance-focused subsidiary in Myanmar, and in December 2015, we entered into an investment agreement to acquire a 51% equity interest in Wealth Development Bank Corp., a savings bank in the Philippines. We are also reviewing expansion opportunities in other emerging markets and have established a global internal control team within our International Banking Department to evaluate and manage the associated risks.

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

The following table sets forth the balances and percentages of our total lending and total deposits represented by our large corporate and small- and medium-sized enterprise customer loans and deposits, respectively, and the number of such customers as of the dates indicated:

	As of December 31,
	2013(1)			2014			2015
	Amount		% of Total	Amount		% of Total	Amount		% of Total
	(in billions of Won, except percentages)
Loans(2) :
Small- and medium-sized enterprise(3)	￦	60,793	31.4%	￦	62,544	30.2%	￦	67,115	29.5%
Large corporate(4)		38,520	19.9		38,879	18.8		40,780	18.0
Others(5)		19,203	9.9		20,323	9.8		19,727	8.7

Total	￦	118,516	61.2%	￦	121,746	58.8%	￦	127,622	56.2%

Deposits:
Small- and medium-sized enterprise	￦	30,472	17.4%	￦	33,924	18.0%	￦	37,067	17.7%
Large corporate		50,453	28.8		56,164	29.8		64,114	30.7

Total	￦	80,925	46.2%	￦	90,088	47.8%	￦	101,181	48.4%

Number of borrowers:
Small- and medium-sized enterprise		185,245			188,236			214,819
Large corporate		3,283			3,325			3,297

(1)	The amounts as of December 31, 2013 exclude certain former subsidiaries classified as a disposal group held for distribution or sale.
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

Small- and Medium-Sized Enterprise Banking

We use the term “small- and medium-sized enterprises” as defined in the Small and Medium Industry Basic Act of Korea and related regulations. Under the amended Small and Medium Industry Basic Act of Korea, which became effective on February 3, 2015, and related regulations, in order to qualify as a small- and medium-sized enterprise, (i) the enterprise’s total assets at the end of the immediately preceding fiscal year must be less than ￦500 billion, (ii) the enterprise must meet the average or annual sales revenue standards prescribed by the Enforcement Decree of the Small and Medium Industry Basic Act, and (iii) the enterprise must meet the standards of management independence from ownership as prescribed by the Enforcement Decree of the Small and Medium Industry Basic Act, including non-membership in a conglomerate as defined in the Monopoly Regulations and Fair Trade Act. However, even if an enterprise that qualified as a small- and medium-sized enterprise under the Small and Medium Industry Basic Act prior to the amendments thereof no longer meets the definition due to such amendments, such enterprise shall continue to be deemed a small- and medium-sized enterprise until March 31, 2018. Furthermore, certified social enterprises (as defined in the Social Enterprise Promotion Act of Korea), as well as cooperatives or federations of cooperatives (as defined in the Framework Act on Cooperatives), that satisfy the requirements prescribed by the Small and Medium Industry Basic Act may qualify as small- and medium-sized enterprises. The small- and medium-sized enterprise segment of the corporate banking market has grown significantly in recent years, including as a result of government measures to encourage lending to these enterprises. As of December 31, 2015, 28.7% of our small- and medium-sized enterprise loans were extended to borrowers in the manufacturing industry, 16.7% were extended to borrowers in the retail and wholesale industry, and 6.8% were extended to borrowers in the hotel, leisure and transportation industries.

We service our small- and medium-sized enterprise customers primarily through our network of branches and small- and medium-sized enterprise relationship managers. As of December 31, 2015, we had stationed one or more relationship managers at 785 branches, of which 373 were located in the Seoul metropolitan area. The relationship managers specialize in servicing the banking needs of small- and medium-sized enterprise customers and concentrate their marketing efforts on developing new customers in this segment. As of December 31, 2015, we had a total of 937 small- and medium-sized enterprise relationship managers stationed at our branches (as well as 687 non-stationed employees who serve as relationship managers as needed).

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

Lending Activities.  We provide both working capital loans and facilities loans to our small- and medium-sized enterprise customers. As of December 31, 2015, working capital loans and facilities loans accounted for 56.8% and 40.1%, respectively, of our total small- and medium-sized enterprise loans. As of December 31, 2015, we had approximately 214,819 small- and medium-sized enterprise borrowers.

As of December 31, 2015, secured loans and loans guaranteed by a third party accounted for 65.9% and 9.2%, respectively, of our small- and medium-sized enterprise loans. As of December 31, 2015, approximately 74.8% of the secured loans were secured by real estate and 2.0% were secured by deposits. Working capital loans generally have a maturity of one year, but may be extended on an annual basis for an aggregate term of three to five years if periodic payments are made. Facilities loans have a maximum maturity of ten years.

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

Pricing.  We establish the pricing for our small- and medium-sized enterprise loan products based principally on transaction risk, our cost of funding and market considerations. Our lending rates are generally determined using our CREPIA system. We use our CREPIA system to manage our lending activities, and input data gathered from loan application forms, credit scores of borrowers and the appraisal value of collateral provided by external valuation experts into the CREPIA system and update such information periodically to reflect changes in such information. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Credit Risk Management—Credit Evaluation and Approval.” We measure transaction risk using factors such as the credit rating assigned to a particular borrower and the value and type of collateral. Our system also takes into account cost factors such as the current market interest rate, opportunity cost and cost of capital, as well as a spread calculated to achieve a target rate of return. Depending on the price and other terms set by competing banks for similar borrowers, we may reduce the interest rate we charge to compete more effectively with other banks. Loan officers have limited discretion in deciding what interest rates to offer, and significant variations require review at higher levels. As of December 31, 2015, approximately 69.8% of our small- and medium-sized enterprise loans had interest rates that varied with reference to current market interest rates.

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

In terms of our outstanding loan balance, as of December 31, 2015, 43.7% of our large corporate loans were extended to borrowers in the manufacturing industry, 21.0% were extended to borrowers in the finance and insurance industry, and 8.8% were extended to borrowers in the retail and wholesale industry.

We service our large corporate customers primarily through our network of dedicated corporate banking centers and general managers. We operate 10 dedicated corporate banking centers, all of which are located in the Seoul metropolitan area. Each center is staffed with one or more general managers, and certain centers are headed by a senior general manager. Depending on the center, each such manager is responsible for large corporate customers that either are affiliates of a particular chaebol or operate in a particular industry or region. As of December 31, 2015, we had a total of 86 general managers who focus on marketing to and managing the accounts of large corporate customers.

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

Lending Activities.  We provide both working capital loans and facilities loans to our large corporate customers. As of December 31, 2015, working capital loans (including domestic usuance, bills bought and securities sold under repurchase agreements) and facilities loans accounted for 73.3% and 14.6%, respectively, of our total large corporate loans.

Loans to large corporate customers may be secured by real estate or deposits or be unsecured. As of December 31, 2015, secured loans and loans guaranteed by a third party accounted for 16.8% and 6.2%, respectively, of our large corporate loans. Since a relatively low percentage of our large corporate loan portfolio is secured by collateral, we may be required to establish larger allowances for credit losses with respect to any such loans that become non-performing or impaired. See “—Assets and Liabilities—Asset Quality of Loans—Loan Loss Provisioning Policy.”

As of December 31, 2015, approximately 59.5% of the secured loans were secured by real estate and approximately 4.4% were secured by deposits. Working capital loans generally have a maturity of one year but may be extended on an annual basis for an aggregate term of three to five years. Facilities loans have a maximum maturity of ten years.

We evaluate creditworthiness and collateral for our loans to large corporate customers in essentially the same way as we do for loans to small- and medium-sized enterprise customers. See “—Corporate Banking—Small- and Medium-Sized Enterprise Banking—Lending Activities.”

Pricing.  We determine the pricing of our loans to large corporate customers in the same way that we determine the pricing of our loans to small- and medium-sized enterprise customers. See “—Corporate Banking—Small- and Medium-Sized Enterprise Banking—Pricing.” As of December 31, 2015, approximately 85.5% of these loans had interest rates that varied with reference to current market interest rates.

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

Lending Activities

We offer a variety of consumer loan products to households and individuals. We differentiate our product offerings based on a number of factors, including the customer’s age group, the purpose for which the loan is used, collateral requirements and maturity. The following table sets forth the balances and percentage of our total lending represented by our consumer loans as of the dates indicated:

	As of December 31,
	2013(1)			2014			2015
	Amount(2)		% of Total Loans(3)	Amount(2)		% of Total Loans(3)	Amount(2)		% of Total Loans(3)
	(in billions of Won, except percentage)
General purpose household loans	￦	25,357	13.1%	￦	25,889	12.5%	￦	28,193	12.4%
Mortgage loans		19,952	10.3		28,988	14.0		40,598	17.9
Home equity loans		25,732	13.3		25,340	12.2		24,657	10.9

Total	￦	71,041	36.7%	￦	80,217	38.7%	￦	93,448	41.1%

(1)	The amounts as of December 31, 2013 exclude certain former subsidiaries classified as a disposal group held for distribution or sale.
(2)	Not including outstanding credit card balances, and prior to deducting allowance for credit losses and present value discount or reflecting deferred origination costs.
(3)	Total loans do not include other receivables and are before the deduction of allowance for credit losses and present value discount and the reflection of deferred origination costs.

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

For secured loans, including mortgage and home equity loans, we generally lend up to 70% of the collateral value (except in areas of high speculation designated by the government where we generally limit our lending to 40% to 70% of the appraised value of collateral) minus the value of any lien or other security interest that is prior to our security interest. In calculating the collateral value for real estate for such secured consumer loans (which principally consists of residential properties), we generally use the fair value of the collateral as appraised by Korea Investors Service which is collated in our CREPIA system. We generally revalue collateral on a periodic basis. As of December 31, 2015, the revaluation period was every year for real estate (with apartments being revalued every month, subject to the availability of certain specified market value information), every year for equipment, every month for deposits and every week for stocks listed on a major Korean stock exchange.

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

General Purpose Household Loans

Our general purpose household loans may be secured by real estate (other than homes), deposits or securities. As of December 31, 2015, approximately ￦20,313 billion, or 72.1%, of our general purpose household loans were unsecured, although some of these loans were guaranteed by a third party. Overdraft loans are primarily unsecured and typically have a maturity between one and three years, and the amount of such loans has been steadily declining. As of December 31, 2015, this amount was approximately ￦59 million.

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

Our interest rates also incorporate a margin based on, among other things, the type of collateral (if any), priority with respect to any security, our target loan-to-value ratio and loan duration. We also can adjust the applicable rate based on current or expected profit contribution of the customer. Our lending rates are generally determined by our CREPIA system. The applicable interest rate is determined at the time of the loan. We also charge a termination fee in the event a borrower repays the loan prior to maturity. As of December 31, 2015, approximately 61.5% of our general purpose household loans had floating interest rates.

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

As of December 31, 2015, approximately 68.4% of our mortgage and home equity loans were secured by residential or other property, 23.5% of our mortgage and home equity loans were guaranteed by Korean government-related housing funds and 5.9% of our mortgage and home equity loans, contrary to general practices in the United States, were unsecured (although the use of proceeds from mortgage and home equity loans is restricted for the purpose of financing home purchases and some of these loans were guaranteed by a third party). One reason that a portion of our mortgage and home equity loans are unsecured is that we, along with other Korean banks, provide advance loans to borrowers for the down payment of new housing (particularly apartments) that is in the process of being built. Once construction is completed, which may take several years, these mortgage and home equity loans become secured by the new housing purchased by these borrowers. As of December 31, 2015, we had issued unsecured construction loans relating to housing where construction was not completed in the amount of ￦3,866 billion. For the year ended December 31, 2015, the average initial loan-to-value ratio of our mortgage loans and home equity loans was approximately 62.0% and 56.6%, respectively, compared to 59.7% and 56.3% for the year ended December 31, 2014. The average loan-to-value ratio of our mortgage loans and home equity loans as of December 31, 2015 was approximately 57.1% and 53.1%, respectively, compared to 55.0% and 52.5% as of December 31, 2014.

Pricing.  The interest rates for our mortgage and home equity loans are determined on essentially the same basis as our general purpose household loans, except that for mortgage and home equity loans we place significantly greater weight on the value of any collateral that is being provided to secure the loan. The base rate we use in determining the interest rate for our mortgage and home equity loans is identical to the base rate we use to determine pricing for our general purpose household loans. As of December 31, 2015, approximately 58.3% of our outstanding mortgage and home equity loans had floating interest rates.

Private Banking Operations

Our private banking operations aim to service our high net worth and mass affluent retail customers. As of December 31, 2015, we had over 144,700 customers who qualified for private banking services, representing 0.7% of our total retail customer base. Of our total retail customer deposits of ￦80 trillion as of December 31, 2015, high net worth and mass affluent customers accounted for 51.4%.

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

We have 625 branches that offer private banking services. These branches are staffed by 635 private bankers, and almost all of the branches are located in metropolitan areas, including Seoul.

We also operate an advisory center in Seoul for our private banking clients, which employs 20 specialists advising on matters of law, tax, real estate, risk assessment and investments.

Deposit-Taking Activities

As of December 31, 2015, we were the second-largest deposit holder among Korean banks, in large part due to our nation-wide branch network. The balance of our deposits from retail customers was ￦65,124 billion (excluding discontinued operations) as of December 31, 2013, ￦68,821 billion as of December 31, 2014 and ￦73,364 billion as of December 31, 2015, which constituted 37.1%, 36.5% and 35.1%, respectively, of the balance of our total deposits.

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

•

installment deposits, which generally require the customer to make periodic deposits of a fixed amount over a fixed term during which interest accrues at a fixed rate. Early withdrawals require penalty payment. The term for installment deposits range from six months to five years; and

•

certificates of deposit, the maturities of which range from 30 days to five years, with a required minimum deposit of ￦10 million. Interest rates on certificates of deposit vary with the length of deposit and prevailing market rates. Certificates of deposit may be sold at face value or at a discount with the face amount payable at maturity.

The following table sets forth the percentage of our total retail and corporate deposits represented by each deposit product category as of December 31, 2015:

Demand Deposits	Time Deposits	Savings Deposits	Installment Deposits	Certificates of Deposit
10.29%	56.39%	32.14%	0.02%	1.16%

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

We also offer deposits in foreign currencies and a specialized deposit product, the apartment application comprehensive deposit, which is a monthly installment comprehensive savings program providing the holder with a preferential right to subscribe for new national housing units constructed under the Housing Act or new privately constructed housing units. This deposit product requires monthly installments of ￦20,000 to ￦500,000, terminates when the holder is selected as a subscriber for a housing unit and accrues interest at variable rates depending on the term. The product targets all segments of the population and essentially replaces the following products, for which new accounts may no longer be opened starting September 2015:

•

Apartment application time deposits, which are special purpose time deposit accounts providing the holder with a preferential right to subscribe for new private apartment units under the Housing Act. These products accrue interest at a fixed rate for one year, and at an adjustable rate after one year. Deposit amounts per account range from ￦2 million to ￦15 million depending on the size and location of the dwelling unit. These deposit products targeted high and middle income households.

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

The Depositor Protection Act provides for a deposit insurance system where the KDIC guarantees to depositors the repayment of their eligible bank deposits. The deposit insurance system insures up to a total of ￦50 million per depositor per bank. See “—Supervision and Regulation—Principal Regulations Applicable to Banks—Deposit Insurance System.” We pay a quarterly premium of 0.02% of our average deposits and a quarterly special contribution of 0.025% of our average deposits, in each case for the relevant quarter. For the year ended December 31, 2015, we paid an aggregate of ￦268 billion of such premiums and contributions.

Branch Network and Other Distribution Channels

We had a total of 956 banking branches in Korea as of December 31, 2015, which was one of the most extensive networks of branches among Korean commercial banks. In recent years, demand in Korea for mutual funds and other asset management products as well as bancassurance products has been rising. These products require an extensive sales force and customer interaction to sell, further emphasizing the need for a large branch network. As a result, an extensive branch network is important to attracting and maintaining retail customers, as they generally conduct a significant portion of their financial transactions through bank branches. We believe that our extensive branch network in Korea helps us to maintain our retail customer base, which in turn provides us with a stable and relatively low cost funding source.

The following table presents the geographical distribution of our banking branch network in Korea as of December 31, 2015:

	Total
	Number	% of Total
Area
Seoul	439	46%
Six largest cities (other thanSeoul)	164	17
Other	353	37

Total	956	100%

In order to maximize access to our products and services, we have established an extensive network of ATMs and cash dispensers, which are located in branches as well as unmanned outlets. We had 6,821 ATMs and 68 cash dispensers as of December 31, 2015.

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

	For the year ended December 31,
	2013		2014		2015
ATMs(1):
Number of transactions (millions)		397		393		378
Fee income (billions of Won)	￦	45	￦	44	￦	44
Telephone banking:
Number of users		6,482,707		6,510,178		6,058,318
Number of transactions (millions)		106		107		106
Fee income (billions of Won)	￦	3	￦	3	￦	3
Internet banking:
Number of users		12,707,113		13,809,085		14,775,540
Number of transactions (millions)		5,603		6,065		6,567
Fee income (billions of Won)	￦	120	￦	123	￦	141

(1)	Includes cash dispensers.

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

In addition, we provide mobile banking services to our customers, which is available to all our Internet-registered users. These services allow our customers to complete selected banking transactions through major Korean telecommunications networks using their mobile phones or other mobile devices. In May 2015, we launched the first mobile-only banking service in Korea, called WiBee Bank.

We also offer our “Win-CMS” service to our corporate customers, which provides an integrated electronic cash management system and in-house banking platform for such customers.

Credit Cards

We offer credit card products and services mainly to consumers and corporate customers in Korea. In April 2013, as a part of our strategy to enhance our credit card operations and increase its synergies with our other businesses, we effected a horizontal spin-off of our credit card business. As a result, our former credit card business is operated by a wholly-owned subsidiary, Woori Card. As of December 31, 2015, Woori Card’s market share based on transaction volume was approximately 9.0%, which ranked Woori Card as the sixth largest credit card issuer in Korea, according to BC Research, which is a quarterly report issued by BC Card.

Our credit card operations benefit from Woori Card’s ownership of a 7.6% equity stake in BC Card. BC Card is co-owned by KT Corporation, which is one of Korea’s largest telecommunications companies, as well as a private equity fund and other Korean financial institutions, and operates the largest merchant payment network in Korea as measured by transaction volume. This ownership stake allows us to outsource production and delivery of new credit cards, the preparation of monthly statements, management of merchants and other ancillary services to BC Card for our credit card operations.

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

The following tables set forth certain data relating to the credit card operations of Woori Card (including credit cards issued previously by us and BC Cards and Visa Cards issued through the BC Card consortium) as of the dates or for the period indicated:

	As of or for the year ended December 31,
	2013		2014		2015
	(in billions of Won, unless indicated otherwise)
Number of credit card holders (at year end) (thousands of holders)
General accounts		10,847		11,388		11,789
Corporate accounts		447		523		642

Total		11,294		11,912		12,431

Active ratio(1)		53.40%		54.20%		55.50%
Credit card interest and fees
Installment and cash advance interest	￦	172	￦	215	￦	223
Annual membership fees		12		28		43
Merchant fees		480		683		763
Other fees		178		284		343

Total	￦	842	￦	1,210	￦	1,372

Charge volumes
General purchase	￦	29,227	￦	42,885	￦	50,761
Installment purchase		3,284		5,107		5,454
Cash advance		3,156		4,369		4,404
Card loan		848		2,072		2,984

Total	￦	36,515	￦	54,433	￦	63,603

Outstanding balances (at year end)
General purchase	￦	2,003	￦	2,054	￦	2,275
Installment purchase		925		1,131		1,315
Cash advance		539		557		565
Card loan		750		1,378		1,951

Total	￦	4,217	￦	5,120	￦	6,106

Average outstanding balances
General purchase	￦	2,166	￦	2,174	￦	2,299
Installment purchase		1,009		1,145		1,208
Cash advance		546		540		558
Card loan		599		1,050		1,748

Total	￦	4,320	￦	4,909	￦	5,813

Delinquency ratios(2)
Less than 1 month		2.44		2.20		1.68
From 1 month to 3 months		0.87		0.76		0.83
From 3 months to 6 months		0.93		0.89		0.76
Over 6 months		0.00		0.01		0.00

Total		4.24%		3.86%		3.27%

Non-performing loan ratio(3)		1.32%		1.26%		1.12%
Gross charge-offs	￦	160	￦	163	￦	198
Recoveries		23		28		34

Net charge-offs	￦	137	￦	135	￦	164

Gross charge-off ratio(4)		3.71%		3.31%		3.41%
Net charge-off ratio(5)		3.18%		2.74%		2.82%

(1)	Represents the ratio of accounts used at least once within the last 12 months to total accounts as of the end of the relevant year.
(2)

Our delinquency ratios may not fully reflect all delinquent amounts relating to our outstanding balances since a certain portion of delinquent credit card balances (defined as balances one day or more past due) were restructured into loans and were not treated as being delinquent at the time of conversion or for a period of time thereafter. Including all restructured loans, outstanding balances overdue by more than one month accounted for 2.8% of our credit card balances as of December 31, 2015.

(3)

Represents the ratio of balances that are more than three months overdue to total outstanding balances as of the end of the relevant year. These ratios do not include the following amounts of previously delinquent credit card balances restructured into loans that were classified as normal or precautionary as of December 31, 2013, 2014 and 2015:

	As of December 31,
	2013		2014		2015
	(in billions of Won)
Restructured loans	￦	62	￦	65	￦	73

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

In recent years, credit card issuers in Korea have agreed with selected cardholders to restructure their delinquent credit card account balances as loans that have more gradual repayment terms, in order to retain fundamentally sound customers who are experiencing temporary financial difficulties and to increase the likelihood of eventual recovery on those balances. In line with industry practice, we have restructured a portion of our delinquent credit card account balances as loans. The general qualifications to restructure delinquent credit card balances as loans are that the delinquent amount be more than one month overdue and in excess of ￦1 million. The terms of the restructured loans usually require the payment of approximately 10% to 20% of the outstanding balance as a down payment and that they be guaranteed by a third party and carry higher interest rates than prevailing market rates. These loans are usually required to be repaid by the borrower in installments over terms ranging from three months to 60 months. As of December 31, 2015, the total amount of our restructured loans was ￦82 billion. Because restructured loans are not initially recorded as being delinquent, our delinquency ratios do not fully reflect all delinquent amounts relating to our outstanding credit card balances.

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

We outsource the management of merchants to BC Card. We charge merchant fees to merchants for processing transactions. Merchant fees vary depending on the type of merchant and the total transaction amounts generated by the merchant. As of December 31, 2015, we charged merchants an average of 1.53% of their respective total transaction amounts. In addition to merchant fees, we receive nominal interchange fees for international card transactions.

Capital Markets Activities

We engage in capital markets activities for our own account and for our customers. Our capital markets activities include securities investment and trading, derivatives trading, asset securitization services and investment banking.

Securities Investment and Trading

We invest in and trade securities for our own account, in order to maintain adequate sources of liquidity and to generate interest and dividend income and capital gains. As of December 31, 2015, our investment portfolio, which consists of held-to-maturity financial assets and available-for-sale financial assets, and our trading portfolio, which consists of financial assets held for trading and financial assets designated at fair value through profit or loss (excluding deposits and derivative assets), had a combined total book value of ￦33,510 billion and represented 11.5% of our total assets.

Our trading and investment portfolios consist primarily of Korean treasury securities and debt securities issued by Korean government agencies, including the KDIC, local governments or government-invested enterprises, and debt securities issued by financial institutions. As of December 31, 2015, we held debt securities with a total book value of ￦30,209 billion, of which:

•	held-to-maturity debt securities accounted for ￦13,622 billion, or 45.1%;

•	available-for-sale debt securities accounted for ￦13,969 billion, or 46.2%;

•	debt securities held for trading accounted for ￦2,617 billion, or 8.7%; and

•	debt securities designated at fair value through profit or loss accounted for ￦1 billion, or 0.0%.

Of these amounts, as of December 31, 2015, debt securities issued by the Korean government amounted to ￦3,367 billion, or 24.7% of our held-to-maturity debt securities, ￦3,490 billion, or 25.0% of our available-for-sale debt securities, and ￦720 billion, or 27.5% of our trading debt securities.

From time to time, we also purchase and sell equity securities for our securities portfolios. Our equity securities consist primarily of equities listed on the KRX KOSPI Market or the KRX KOSDAQ Market. As of December 31, 2015:

•	equity securities in our available-for-sale portfolio had a book value of ￦1,338 billion, or 7.8% of our available-for-sale securities portfolio;

•	equity securities held for trading accounted for ￦63 billion, or 2.3% of our held-for-trading securities portfolio; and

•	equity securities designated at fair value through profit or loss accounted for ￦12 billion, or 92.2% of our financial assets designated at fair value through profit or loss portfolio.

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

The following tables show, as of the dates indicated, the gross unrealized gains and losses within our investment portfolio and the amortized cost and fair value of the portfolio by type of investment financial asset:

	As of December 31, 2013(2)
	Amortized Cost		Gross Unrealized Gain		Gross Unrealized Loss		Fair Value
	(in billions of Won)
Available-for-sale financial assets:
Debt securities
Korean treasury and government agencies	￦	2,690	￦	6	￦	(15)	￦	2,681
Financial institutions		6,509		4		(1)		6,512
Corporate		2,427		12		(5)		2,434
Asset-backed securities		291		7		(25)		273
Foreign currency bonds		230		—		(1)		229

Subtotal		12,147		29		(47)		12,129
Equity securities		1,380		272		(36)		1,616
Beneficiary certificates(1)		3,007		60		(2)		3,065
Others		275		1		(1)		275

Total available-for-sale financial assets	￦	16,809	￦	362	￦	(86)	￦	17,085

Held-to-maturity financial assets:
Debt securities
Korean treasury and government agencies	￦	4,729	￦	58	￦	(17)	￦	4,770
Financial institutions		2,156		8		(1)		2,163
Corporate		5,131		65		(6)		5,190
Foreign currency bonds		23		—		—		23

Total held-to-maturity financial assets	￦	12,039	￦	131	￦	(24)	￦	12,146

	As of December 31, 2014
	Amortized Cost		Gross Unrealized Gain		Gross Unrealized Loss		Fair Value
	(in billions of Won)
Available-for-sale financial assets:
Debt securities
Korean treasury and government agencies	￦	3,139	￦	33	￦	—	￦	3,172
Financial institutions		6,697		34		—		6,731
Corporate		2,763		64		—		2,827
Asset-backed securities		171		—		(13)		158
Foreign currency bonds		366		—		(67)		299

Subtotal		13,136		131		(80)		13,187
Equity securities		1,116		432		(127)		1,421
Beneficiary certificates(1)		3,432		21		—		3,453
Others		731		19		—		750

Total available-for-sale financial assets	￦	18,415	￦	603	￦	(207)	￦	18,811

Held-to-maturity financial assets:
Debt securities
Korean treasury and government agencies	￦	4,128	￦	83	￦	—	￦	4,211
Financial institutions		4,390		37		—		4,427
Corporate		4,470		106		(3)		4,573
Foreign currency bonds		56		—		—		56

Total held-to-maturity financial assets	￦	13,044	￦	226	￦	(3)	￦	13,267

	As of December 31, 2015
	Amortized Cost		Gross Unrealized Gain		Gross Unrealized Loss		Fair Value
	(in billions of Won)
Available-for-sale financial assets:
Debt securities
Korean treasury and government agencies	￦	3,530	￦	29	￦	—	￦	3,559
Financial institutions		5,599		27		—		5,626
Corporate		3,809		79		—		3,888
Asset-backed securities		260		—		(2)		258
Foreign currency bonds		650		1		(13)		638

Subtotal		13,848		136		(15)		13,969
Equity securities		968		376		(6)		1,338
Beneficiary certificates(1)		1,119		24		(25)		1,118
Others		735		11		—		746

Total available-for-sale financial assets	￦	16,670	￦	547	￦	(46)	￦	17,171

Held-to-maturity financial assets:
Debt securities
Korean treasury and government agencies	￦	3,367	￦	64	￦	—	￦	3,431
Financial institutions		4,138		26		—		4,164
Corporate		6,021		107		(5)		6,123
Foreign currency bonds		96		—		—		96

Total held-to-maturity financial assets	￦	13,622	￦	197	￦	(5)	￦	13,814

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

Derivatives Trading

We offer derivatives products and engage in derivatives trading, mostly for our corporate customers. Our trading volume was ￦178,756 billion in 2013, ￦175,635 billion in 2014 and ￦203,956 billion in 2015. Our aggregate net trading revenue from derivatives for the years ended December 31, 2013, 2014 and 2015 was ￦174 billion, ￦162 billion and ￦174 billion, respectively.

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

The following shows the estimated fair value of derivatives we held or had issued for trading purposes as of the dates indicated:

	As of December 31,
	2013(1)				2014				2015
	Estimated Fair Value of Assets		Estimated Fair Value of Liabilities		Estimated Fair Value of Assets		Estimated Fair Value of Liabilities		Estimated Fair Value of Assets		Estimated Fair Value of Liabilities
	(in billions of Won)
Currency derivatives	￦	1,119	￦	1,039	￦	965	￦	934	￦	1,441	￦	1,439
Interest rate derivatives		1,008		1,034		1,110		1,152		938		975
Equity derivatives		55		20		2		20		—		155
Commodity derivatives		3		3		34		34		11		12

Total	￦	2,185	￦	2,096	￦	2,111	￦	2,140	￦	2,390	￦	2,581

(1)	The amounts as of December 31, 2013 exclude certain former subsidiaries classified as a disposal group held for distribution or sale.

For a discussion of our risk management policies with respect to our derivatives trading activities, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Market Risk Management—Market Risk Management for Trading Activities.”

Asset Securitization Services

We are active in the Korean asset-backed securities market. We participate in asset securitization transactions in Korea by acting as arranger, trustee or liquidity provider. In 2015, we were involved in asset securitization transactions with an initial aggregate issue amount of ￦2,672 billion and generated total fee income of approximately ￦23 billion in connection with such transactions. The securities issued in asset securitization transactions are sold mainly to institutional investors buying through Korean securities firms.

Investment Banking

We engage in investment banking activities in Korea. In addition, we provide project finance and financial advisory services, in the area of social overhead capital projects such as highway, port, power and water and sewage projects, as well as structured finance, leveraged buy-out financing, equity and venture financing and mergers and acquisitions financing services. In 2015, we generated investment banking revenue of approximately ￦162 billion from gains on investment in foreign bonds and equity securities and fees from advisory and other services.

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

The table below sets forth certain information regarding our foreign currency assets and borrowings:

	As of December 31,
	2013(1)		2014		2015
	(in millions of US$)
Total foreign currency assets	US$	30,300	US$	30,138	US$	33,329
Foreign currency borrowings
Call money	US$	918	US$	1,008	US$	1,097
Long-term borrowings		4,672		3,827		4,883
Short-term borrowings		7,382		9,148		7,247

Total foreign currency borrowings	US$	12,972	US$	13,983	US$	13,227

(1)	The amounts as of December 31, 2013 exclude certain former subsidiaries classified as a disposal group held for distribution or sale.

The table below sets forth our overseas subsidiaries and branches in operation as of December 31, 2015:

Business Unit(1)	Location
Subsidiaries:
Woori America Bank	United States
PT Bank Woori Saudara Indonesia 1906, Tbk	Indonesia
Woori Global Markets Asia Limited	China (Hong Kong)
Woori Bank (China) Limited	China
ZAO Woori Bank	Russia
Woori Brazil Bank	Brazil
Woori Finance Cambodia	Cambodia
Woori Finance Myanmar	Myanmar
Branches, Agencies and Representative Offices:
London Branch	United Kingdom
Tokyo Branch	Japan
Singapore Branch	Singapore
Hong Kong Branch	China (Hong Kong)
Bahrain Branch	Bahrain
Dhaka Branch	Bangladesh
Hanoi Branch	Vietnam
Ho Chi Minh City Branch	Vietnam
Gaeseong Industrial Complex Branch	North Korea
New York Agency	United States
Los Angeles Branch	United States
Chennai Branch	India
Sydney Branch	Australia
Dubai Branch	United Arab Emirates
Kuala Lumpur Representative Office	Malaysia
Yangon Representative Office	Myanmar

(1)	Does not include subsidiaries and branches in liquidation or dissolution.

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

Woori America Bank currently operates 19 branches in New York, New Jersey, Maryland, Virginia, Pennsylvania and California and provides retail and corporate banking services targeted towards the Korean-American community. Woori America Bank had total assets of US$1,452 million as of December 31, 2015 and net profit of US$11 million in 2015.

In November 2007, Woori Bank established a local subsidiary in China, Woori Bank (China) Limited, which currently has branches in Beijing, Shenzhen, Suzhou, Tianjin, Dalian and Chengdu. We also established a local subsidiary in Russia, ZAO Woori Bank, in January 2008 and it currently has a branch in St. Petersburg and a representative office in Vladivostok. In addition, we have in recent years entered into various memoranda of understanding and strategic alliances with local banks in overseas markets, including Qatar, China and South Africa, in order to pursue business cooperation activities in such markets such as joint marketing efforts and information exchange.

In January 2014, we completed the purchase of an additional 27% equity interest (in addition to the 6% equity interest we previously acquired through our subsidiary PT. Bank Woori Indonesia) in PT. Bank Himpunan Saudara 1906, an Indonesian commercial bank with a network of over 100 branches and offices throughout Indonesia. In December 2014, PT. Bank Woori Indonesia merged with and into PT. Bank Himpunan Saudara

1906. The merged entity, in which we hold a 74.0% equity interest, was renamed PT Bank Woori Saudara Indonesia 1906, Tbk and became our consolidated subsidiary. As of December 31, 2015, PT Bank Woori Saudara Indonesia 1906, Tbk had total assets of approximately US$1,511 million and shareholders’ equity of US$301 million.

In December 2015, we entered into an investment agreement to acquire a 51% equity interest in Wealth Development Bank Corp., a savings bank in the Philippines with a network of 16 branches and approximately 300 employees, by purchasing newly issued shares for approximately US$20 million. The completion of the proposed investment is subject to a number of conditions, including receipt of all regulatory approvals in the Philippines and Korea.

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

We receive fees for our trust management services that are generally based upon a percentage, ranging between 0.01% and 2.0%, of the net asset value of the assets under management. We also receive penalty payments when customers terminate their trust deposit prior to the original contract maturity. Fees that we received for trust management services (including those fees related to property trust management services, described below, but excluding those fees relating to guaranteed trusts, which are eliminated in consolidation), net of expenses, amounted to ￦36 billion (excluding discontinued operations) in 2013, ￦40 billion (excluding discontinued operations) in 2014 and ￦49 billion in 2015.

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

	As of December 31,
	2013(1)		2014		2015
	(in billions of Won)
Principal and interest guaranteed trusts	￦	1	￦	1	￦	1
Principal guaranteed trusts		1,217		1,263		1,287
Performance trusts		17,381		19,837		21,324

Total	￦	18,599	￦	21,101	￦	22,612

(1)	The amounts as of December 31, 2013 exclude certain former subsidiaries classified as a disposal group held for distribution or sale.

The trust assets we manage consist principally of investment securities, loans made from the trusts and amounts due from banks. The investment securities consist of government-related debt securities, corporate debt securities, including bonds and commercial paper, equity securities and other securities. As of December 31, 2015, our money trusts had invested in securities with an aggregate book value of ￦3,388 billion, which accounted for approximately 14.7% of our money trust assets. Debt securities accounted for ￦2,398 billion of this amount.

Our money trusts also invest, to a lesser extent, in equity securities, including beneficiary certificates issued by investment trust management companies. As of December 31, 2015, equity securities held by our money trusts amounted to ￦990 billion, which accounted for approximately 4.4% of our money trust assets. Of this amount, ￦423 billion was from money trusts over which we had investment discretion and the remainder was from specified money trusts.

Loans made by our money trusts are similar in type to the loans made by our banking operations. As of December 31, 2015, our money trusts had made loans in the aggregate principal amount of ￦4,785 billion (excluding loans to our banking operations of ￦3,792 billion), which accounted for approximately 20.7% of our money trust assets.

The amounts due from banks consist of local currency and foreign currencies. As of December 31, 2015, such amounts due from banks totaled ￦10,906 billion, which accounted for approximately 47.3% of our money trust assets.

If the income from a money trust for which we provide a guarantee is less than the amount of the payments we have guaranteed, we will need to pay the amount of the shortfall with funds from special reserves maintained in our trust accounts, followed by basic fees from that money trust and funds from our banking operations. We net any payments we make as a result of these shortfalls against any gains we receive from other money trusts. No material payments of any such shortfall amounts were made in 2015.

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

In 2015, our property trust fees generally ranged from 0.003% to 0.15% of total assets under management, depending on the type of trust account product. As of December 31, 2015, the balance of our property trusts totaled ￦10,994 billion.

Property trusts are not consolidated within our financial statements.

Trustee and Custodian Services Relating to Securities Investment Trusts

We act as a trustee for approximately 1,673 securities investment trusts, mutual funds and other investment funds. We receive a fee for acting as a trustee and generally perform the following functions:

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

For the year ended December 31, 2015, our fee income from such services was ￦10 billion.

Other Businesses

Management of National Housing Urban Fund

In April 2008, we were selected to be the lead manager of the National Housing Urban Fund. The National Housing Urban Fund provides financial support to low-income households in Korea by providing mortgage financing and construction loans for projects to build small- and medium-sized housing. As of December 31, 2015, outstanding housing loans from the National Housing Urban Fund amounted to approximately ￦85.4 trillion, of which we originated approximately ￦46.3 trillion. The activities of the National Housing Urban Fund are funded primarily by the issuance of national housing bonds, which must be purchased by persons and legal entities wishing to make real estate-related registrations and filings, and by subscription savings deposits held at the National Housing Urban Fund.

In return for managing the operations of the National Housing Urban Fund, we receive a monthly fee. This fee consists of a fund raising fee, a loan origination fee and a management fee. The fund raising fee is based on the number of National Housing Urban Fund subscription savings deposit accounts opened and the level of activity for existing accounts and the number of National Housing Urban Fund bonds issued or redeemed. The loan origination fee is based on the number of new National Housing Urban Fund loans and the number of National Housing Urban Fund mortgage loans to contractors constructing housing units that are assumed by the individual buyers of housing units and the level of activity for existing loans during each month. The management fee is based on the monthly average of the number of outstanding accounts and the monthly average of the number of overdue loans owed to the National Housing Urban Fund. We received total fees of approximately ￦55 billion for managing the National Housing Urban Fund in 2015.

Bancassurance

The term “bancassurance” refers to the marketing and sale by commercial banks of insurance products manufactured within a group of affiliated companies or by third-party insurance companies. We market a wide range of bancassurance products. In 2015, we generated fee income of approximately ￦96 billion through the marketing of bancassurance products. We believe that we will be able to continue to develop an important new source of fee-based revenues by expanding our offering of these products. We have entered into bancassurance marketing arrangements with 26 insurance companies, including Samsung Life Insurance, Samsung Fire and Marine Insurance, Hanwha Life Insurance, Hyundai Fire and Marine Insurance and American International Assurance, and plan to enter into additional insurance product marketing arrangements with other leading insurance companies whose names and reputation are likely to be familiar to our customer base.

Private Equity

In October 2005, we established Woori Private Equity Co., Ltd. with the aim of strengthening our principal investment operations. Woori Private Equity seeks to make long-term and strategic investments in buyout target companies, as well as actively involving itself in their management. This involves identifying potential investees suffering from inefficient management and effecting financial restructuring and strategic reorientation in those investees so as to enhance their enterprise value. We expect Woori Private Equity’s operations to continue to provide us with investment opportunities and a source of business for other related segments, especially corporate banking. In July 2006, Woori Private Equity established Woori Private Equity Fund, the size of which is approximately ￦344 billion, as a limited partnership in which Woori Private Equity serves as a general partner. In December 2009, Woori Private Equity established Woori Blackstone Korea Opportunity Private Equity Fund I, the size of which is approximately ￦606 billion, as a limited partnership in which Woori Private Equity serves as a general partner. In October 2012, Woori Private Equity established Woori Columbus Private Equity Fund I, the size of which is approximately ￦61 billion, as a limited partnership in which it serves as the general partner.

Competition

We compete with other financial institutions in Korea, including principally nationwide and regional Korean commercial banks and branches of foreign banks operating in Korea. In addition, in particular segments such as credit cards, asset management and bancassurance, we compete with specialized financial institutions focusing on such segments. Some of the financial institutions we compete with are larger in terms of asset size and customer base and have greater financial resources or more specialized capabilities than us.

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

In addition, we believe regulatory reforms and the general modernization of business practices in Korea will lead to increased competition among financial institutions in Korea. In the second half of 2015, the Korean government implemented measures to facilitate bank account portability of retail customers by requiring commercial banks to establish systems that allow retail customers to easily switch their bank accounts at one commercial bank to another and automatically transfer the automatic payment settings of their former accounts to the new ones. Such measures are expected to further intensify competition among financial institutions in Korea. We also believe that foreign financial institutions, many of which have greater experience and resources than we do, will seek to compete with us in providing financial products and services either by themselves or in partnership with existing Korean financial institutions. Furthermore, a number of significant mergers and acquisitions in the industry have taken place in Korea in recent years, including Hana Financial Group’s acquisition of a controlling interest in Korea Exchange Bank in February 2012 and the subsequent merger of Hana Bank into Korea Exchange Bank in September 2015. Moreover, in 2014, pursuant to the implementation of the Korean government’s privatization plan with respect to Woori Finance Holdings and its former subsidiaries, Woori Financial, Woori Asset Management and Woori F&I were acquired by KB Financial Group, Kiwoom Securities and Daishin Securities, respectively, and Woori Investment & Securities, Woori Aviva Life Insurance and Woori FG Savings Bank were acquired by NongHyup Financial Group. In addition, in October 2014, the KDIC’s ownership interest in Kwangju Bank and Kyongnam Bank were acquired by JB Financial Group and BS Financial Group, respectively. See “Item 4A. History and Development of the Company—Privatization Plan.” We expect that consolidation in the financial industry will continue. Other financial institutions may seek to acquire or merge with other entities, and the financial institutions resulting from this consolidation may, by virtue of their increased size and business scope, provide significantly greater competition for us. See “Item 3D. Risk Factors—Risks relating to competition.”

Assets and Liabilities

The tables below and accompanying discussions provide selected financial highlights regarding our assets and liabilities on a consolidated basis.

The Korean government, which currently owns 51.06% of our outstanding common stock through the KDIC, has been implementing a privatization plan with respect to Woori Finance Holdings and its former subsidiaries, including us. See “Item 4A. History and Development of the Company—Privatization Plan.” In light of their dispositions under the privatization plan, which were completed during 2014, Kwangju Bank, Kyongnam Bank, Woori Investment & Securities, Woori Aviva Life Insurance, Woori Asset Management, Woori Financial, Woori FG Savings Bank and Woori F&I were classified as a disposal group held for distribution or sale, and their operations were accounted for as discontinued operations. Unless expressly stated otherwise, our financial information as of December 31, 2013 and 2014 and for the years ended December 31, 2011, 2012, 2013 and 2014 set forth below does not include financial data with respect to such discontinued operations, while our financial information as of December 31, 2011 and 2012 set forth below includes financial data with respect to such discontinued operations.

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

Loan Portfolio

As of December 31, 2015, the balance of our total loan portfolio was ￦227,169 billion. As of December 31, 2015, 88.0% of our total loans were Won-denominated loans and 12.0% of our total loans were denominated in other currencies. Of the ￦27,325 billion of foreign currency-denominated loans as of that date, approximately 45.3% represented “foreign” loans to offshore entities and individuals. We make foreign loans primarily through our overseas branches to affiliates of large Korean manufacturing companies for trade financing and working capital.

Except where we specify otherwise, all loan amounts stated below do not include amounts due from banks and other receivables and are prior to deducting allowance for credit losses and present value discount or reflecting deferred origination costs, and all corporate loan amounts stated below include loans made to the Korean government and government-owned agencies and banks.

Loan Types

The following table presents loans by type as of the dates indicated. Total loans reflect our loan portfolio, including past due amounts.

	As of December 31,
	2011		2012(1)		2013(1)(2)		2014(1)		2015(1)
	(in billions of Won)
Domestic:
Corporate(3):
Commercial and industrial	￦	101,738	￦	105,048	￦	91,058	￦	89,410	￦	92,802
Lease financing		700		698		—		—		—
Trade financing		13,171		11,982		10,296		11,937		11,446
Other commercial		10,927		13,263		9,690		11,440		12,229

Total corporate		126,536		130,991		111,044		112,787		116,477
Consumer:
General purpose household		32,709		31,725		25,094		25,070		26,971
Mortgage		12,138		16,409		19,952		28,988		40,598
Home equity		27,940		30,424		25,732		25,340		24,657
Total consumer		72,787		78,558		70,778		79,398		92,226
Credit cards		4,592		4,505		4,209		5,114		6,099

Total domestic		203,915		214,054		186,031		197,299		214,802
Foreign:
Corporate(4):
Commercial and industrial		8,013		6,058		6,961		7,989		9,518
Trade financing		165		141		319		725		1,421
Other commercial		272		522		192		245		206

Total corporate		8,450		6,721		7,472		8,959		11,145
Consumer		127		253		263		819		1,222

Total foreign		8,577		6,974		7,735		9,778		12,367

Total loans(5)	￦	212,492	￦	221,028	￦	193,766	￦	207,077	￦	227,169

Less: present value discount		(31)		(25)		(25)		(17)		(5)
Less: deferred origination costs (fees)		178		258		295		368		435
Less: allowance for credit losses		(3,759)		(3,565)		(3,337)		(2,609)		(2,051)

Total loans, net	￦	208,880	￦	217,696	￦	190,699	￦	204,819	￦	225,548

(1)

The amounts as of December 31, 2013, 2014 and 2015 reflect a change in our accounting policies pursuant to the adoption of IFRS 10, Consolidated Financial Statements, which became effective beginning in 2013. Pursuant to IFRS 10, corresponding amounts as of December 31, 2012 (but not as of December 31, 2011) were restated to retroactively apply such change.

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

20 Largest Exposures by Borrower

As of December 31, 2015, our exposures to our 20 largest borrowers or issuers totaled ￦40,182 billion and accounted for 11.0% of our total exposures. The following table sets forth our total exposures to those borrowers or issuers as of that date:

	Loans														Amounts classified as substandard or below(3)
Company (Credit Rating)(1)	Won currency		Foreign currency		Equity securities		Debt securities		Guarantees and acceptances		Total exposures		Collateral(2)
	(in billions of Won)
The Bank of Korea (AAA)	￦	2,270	￦	—	￦	—	￦	6,060	￦	—	￦	8,330	￦	—	￦	—
Korean Government(4)		—		—		—		7,577		—		7,577		—		—
Korea Housing Finance Corporation (AA)		—		—		—		4,101		—		4,101		—		—
Korea Development Bank (AAA)		27		—		—		2,938		—		2,965		—		—
Korea Land & Housing Corporation (AA)		966		—		—		1,741		—		2,707		—		—
Hyundai Heavy Industries (A+)		10		404		4		—		1,691		2,109		—		—
Samsung Electronics (AAA)		43		1,482		3		—		—		1,528		—		—
Defense Acquisition Program Administration (AAA)		—		—		—		—		1,441		1,441		—		—
Samsung Heavy Industries (A+)		120		21		2		10		1,041		1,194		—		—
Meritz Securities (A-)		1,154		—		—		—		—		1,154		—		—
Hyundai Mipo Dockyard (A-)		—		52		—		—		886		938		—		—
Hi Investment & Securities (A-)		914		—		—		—		—		914		—		—
Daewoo International (A+)		1		593		—		—		215		809		1		—
Daewoo Securities (A+)		800		—		—		—		—		800		—		—
Hyundai Samho Heavy Industries (BBB+)		—		260		—		—		465		725		—		—
Industrial Bank of Korea (AAA)		511		12		—		116		—		639		—		—
Korea Railroad Corporation (AA)		1		—		—		624		7		632		—		—
Korea Deposit Insurance Corporation (AA)		—		—		—		548		—		548		—		—
Doosan Heavy Industries & Construction (A-)		280		91		—		—		176		547		—		—
Hanwha Corporation (A+)		320		18		—		—		186		524		42		—

Total	￦	7,417	￦	2,933	￦	9	￦	23,715	￦	6,108	￦	40,182	￦	43	￦	—

(1)

Credit ratings from one of the following domestic credit rating agencies in Korea as of December 31, 2015: Korea Information Service Inc., National Information & Credit Evaluation, Inc., or Korea Ratings.

(2)	The value of collateral is appraised based on future cash flow and observable market price.
(3)	Classification is based on the Financial Services Commission’s asset classification criteria.
(4)	Credit rating is unavailable.

As of December 31, 2015, eight of these top 20 borrowers or issuers were companies belonging to the 30 largest chaebols in Korea. See “Item 3D. Risk Factors—Risks relating to our corporate credit portfolio—We have exposure to the largest Korean commercial conglomerates, known as “chaebols,” and, as a result, financial difficulties of chaebols may have an adverse impact on us.”

Exposure to Chaebols

As of December 31, 2015, 7.2% of our total exposure was to the 30 largest chaebols in Korea. The following table shows, as of December 31, 2015, our total exposures to the ten chaebol groups to which we have the largest exposure:

	Loans
Chaebol	Won currency		Foreign currency		Equity securities		Debt securities		Guarantees and acceptances		Total exposures		Collateral(1)		Amounts Classified as substandard or below(2)
	(in billions of Won)
Hyundai Heavy Industries	￦	1,061	￦	822	￦	4	￦	—	￦	3,118	￦	5,005	￦	11	￦	—
Samsung		631		2,230		13		107		1,666		4,647		1		—
Hyundai Motors		1,194		826		51		375		332		2,778		30		—
Doosan		1,093		167		—		—		407		1,667		141		—
Hanhwa		954		165		—		15		241		1,375		281		—
LG		642		497		2		10		72		1,223		17		—
SK		339		313		2		—		449		1,103		3		—
Hyosung		496		325		—		—		140		961		205		14
LS		106		387		1		—		303		797		—		2
Daelim		569		19		1		—		169		758		124		12

Total	￦	7,085	￦	5,751	￦	74	￦	507	￦	6,897	￦	20,314	￦	813	￦	28

(1)	The value of collateral is appraised based on future cash flow and observable market price.
(2)	Classification is based on the Financial Services Commission’s asset classification criteria.

Loan Concentration by Industry

The following table shows, as of December 31, 2015, the aggregate balance of our domestic and foreign corporate loans by industry concentration and as a percentage of our total corporate lending:

	Aggregate corporate loan balance		Percentage of total corporate loan balance
	(in billions of Won)
Industry
Manufacturing	￦	40,067	31.4%
Retail and wholesale		17,287	13.5
Financial and insurance		15,633	12.2
Hotel, leisure or transportation		7,127	5.6
Construction		6,018	4.7
Government and government agencies		392	0.3
Other		41,098	32.2

Total	￦	127,622	100.0%

Maturity Analysis

The following table sets out, as of December 31, 2015, the scheduled maturities (time remaining until maturity) of our loan portfolio. The amounts disclosed in the following table are before deduction of allowance for credit losses and present value discount and do not reflect deferred origination costs:

	1 year or less		Over 1 year but not more than 5 years		Over 5 years		Total
	(in billions of Won)
Domestic
Corporate(1)
Commercial and industrial	￦	65,199	￦	21,421	￦	6,182	￦	92,802
Lease financing		—		—		—		—
Trade financing		11,442		4		—		11,446
Other commercial		9,610		1,730		889		12,229

Total corporate		86,251		23,155		7,071		116,477
Consumer
General purpose household		15,208		5,267		6,496		26,971
Mortgage		7,483		9,026		24,089		40,598
Home equity		4,287		3,851		16,519		24,657

Total consumer		26,978		18,144		47,104		92,226
Credit cards		5,025		893		181		6,099

Total domestic		118,254		42,192		54,356		214,802
Foreign
Corporate(2)
Commercial and industrial		6,326		2,389		803		9,518
Lease financing		—		—		—		—
Trade financing		1,421		—		—		1,421
Other commercial		70		122		14		206

Total corporate		7,817		2,511		817		11,145
Consumer
Other consumer		106		208		908		1,222

Total foreign		7,923		2,719		1,725		12,367

Total loans	￦	126,177	￦	44,911	￦	56,081	￦	227,169

(1)	Including loans made to banks and the Korean government and government-owned agencies.
(2)	Including loans made to banks.

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

Interest Rates

The following table shows, as of December 31, 2015, the total amount of our loans due after one year that have fixed interest rates and variable or adjustable interest rates:

	Domestic		Foreign		Total
	(in billions of Won)
Fixed rate(1)	￦	41,128	￦	1,072	￦	42,200
Variable or adjustable rates(2)		55,420		3,372		58,792

Total loans	￦	96,548	￦	4,444	￦	100,992

(1)	Fixed rate loans are loans for which the interest rate is fixed for the entire term.
(2)	Variable or adjustable rate loans are loans for which the interest rate is not fixed for the entire term.

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

If additions or changes to the allowance for credit losses are required, then we record provisions for credit loss, which are included in impairment losses due to credit loss and treated as charges against current income.

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

The process to determine the allowances for off-balance sheet positions under IFRS is similar to the methodology used for loans. Any loss amounts are recognized as a provision in the consolidated statements of financial position within liabilities and charged to the consolidated statement of income as a component of the impairment losses due to credit loss.

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

Foregone interest is the portion of the contractual interest due on problem loans that we have not accrued in our books. If we had not foregone interest on our problem loans, we would have recorded gross interest income of ￦213 billion (excluding discontinued operations), ￦218 billion (excluding discontinued operations) and ￦164 billion, for 2013, 2014 and 2015, respectively, on loans accounted for as problem loans throughout the year, or since origination for loans held for part of the year. The actual amount of interest income on those loans included in our net income for 2013, 2014 and 2015 was ￦118 billion (excluding discontinued operations), ￦88 billion (excluding discontinued operations) and ￦57 billion, respectively.

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

The following table shows, as of the dates indicated, the amount of loans that were problem loans and accruing loans which were past due 90 days or more:

	As of December 31,
	2011						2012						2013(1)						2014						2015
	Domestic		Foreign		Total		Domestic		Foreign		Total		Domestic		Foreign		Total		Domestic		Foreign		Total		Domestic		Foreign		Total
Loans classified as problem loans(2)
Corporate(3)	￦	2,580	￦	132	￦	2,712	￦	3,002	￦	22	￦	3,024	￦	3,645	￦	23	￦	3,668	￦	2,458	￦	82	￦	2,540	￦	1,901	￦	44	￦	1,945
Consumer(4)		417		—		417		587		1		588		636		—		636		599		6		605		487		4		492

Sub-total		2,997		132		3,129		3,589		23		3,612		4,281		23		4,304		3,057		88		3,145		2,388		48		2,437
Accruing loans which are contractually past due 90 days or more as to principal or interest(2)
Corporate(3)		26		10		36		11		—		11		—		—		—		2		—		2		—		—		—
Consumer(4)		5		—		5		4		—		4		—		—		—		—		—		—		—		—		—

Sub-total		31		10		41		15		—		15		—		—		—		2		—		2		—		—		—

Total	￦	3,028	￦	142	￦	3,170	￦	3,604	￦	23	￦	3,627	￦	4,281	￦	23	￦	4,304	￦	3,059	￦	88	￦	3,147	￦	2,388	￦	48	￦	2,437

(1)	The amounts as of December 31, 2013 exclude certain former subsidiaries classified as a disposal group held for distribution or sale.
(2)	Not including due from banks and other receivables, and prior to deducting allowance for credit losses and present value discount or reflecting deferred origination costs.
(3)	Including loans made to banks and the Korean government and government-owned agencies.
(4)	Includes credit card balances of ￦23 billion, ￦19 billion, ￦127 billion, ￦132 billion and ￦144 billion as of December 31, 2011, 2012, 2013, 2014 and 2015, respectively.

The following table shows, as of the dates indicated, the amount of problem loans, potential problem loans and non-performing loans:

	As of December 31,
	2013(1)		2014		2015
	(in billions of Won)
Problem loans	￦	4,304	￦	3,145	￦	2,437
Potential problem loans		2,240		2,029		1,603
Non-performing loans		4,996		3,818		2,909

(1)	The amounts as of December 31, 2013 exclude certain former subsidiaries classified as a disposal group held for distribution or sale.

Loan Aging Schedule

The following table shows our loan aging schedule (excluding accrued interest) as of the dates indicated. In line with industry practice, we have restructured a portion of our delinquent credit card balances as loans.

	As of December 31, 2015
	Normal			Past due by 1 month or less			Past due by 1-3 months			Past due by 3-6 months			Past due by more than 6 months			Total
	(in billions of Won, except percentages)
	Amount		%	Amount past due		%	Amount past due		%	Amount past due		%	Amount past due		%	Amount		%
Domestic
Corporate(1)
Commercial and industrial	￦	91,443	40.3%	￦	158	0.1%	￦	154	0.1%	￦	534	0.2%	￦	513	0.3%	￦	92,802	41.0%
Lease financing		—	0.0		—	0.0		—	0.0		—	0.0		—	0.0		—	0.0
Trade financing		11,405	5.0		8	0.0		10	0.0		9	0.0		14	0.0		11,446	5.0
Other commercial		12,135	5.3		7	0.0		7	0.0		18	0.0		62	0.0		12,229	5.3

Total corporate		114,983	50.6		173	0.1		171	0.1		561	0.2		589	0.3		116,477	51.3
Consumer
General purpose household		26,679	11.8		143	0.1		38	0.0		25	0.0		86	0.0		26,971	11.8
Mortgages		40,337	17.8		188	0.1		33	0.0		16	0.0		24	0.0		40,598	17.9
Home equity		24,391	10.7		130	0.1		35	0.0		23	0.0		78	0.0		24,657	10.8

Total consumer		91,407	40.3		461	0.3		106	0.0		64	0.0		188	0.0		92,226	40.5
Credit cards		5,899	2.6		103	0.0		50	0.0		47	0.0		—	0.0		6,099	2.6

Total domestic		212,289	93.5		737	0.3		327	0.1		672	0.3		777	0.3		214,802	94.6
Foreign
Corporate(2)
Commercial and industrial		9,484	4.3		7	0.0		3	0.0		5	0.0		19	0.0		9,518	4.3
Lease financing		—	0.0		—	0.0		—	0.0		—	0.0		—	0.0		—	0.0
Trade financing		1,419	0.6		—	0.0		—	0.0		1	0.0		1	0.0		1,421	0.6
Other commercial		192	0.1		—	0.0		—	0.0		—	0.0		14	0.0		206	0.1

Total corporate		11,095	5.0		7	0.0		3	0.0		6	0.0		34	0.0		11,145	5.0
Consumer		1,218	0.5		1	0.0		1	0.0		—	0.0		2	0.0		1,222	0.5

Total foreign		12,313	5.5		8	0.0		4	0.0		6	0.0		36	0.0		12,367	5.5

Total loans(3)	￦	224,602	98.9%	￦	745	0.3%	￦	331	0.1%	￦	678	0.3%	￦	813	0.3%	￦	227,169	100.0%

(1)	Including loans made to banks and the Korean government and government-owned agencies.
(2)	Including loans made to banks.
(3)	Not including due from banks and other receivables, and prior to deducting allowance for credit losses and present value discount or reflecting deferred origination costs.

	As of December 31, 2014
	Normal			Past due by 1 month or less			Past due by 1-3 months			Past due by 3-6 months			Past due by more than 6 months			Total
	(in billions of Won, except percentages)
	Amount		%	Amount past due		%	Amount past due		%	Amount past due		%	Amount past due		%	Amount		%
Domestic
Corporate(1)
Commercial and industrial	￦	88,297	42.7%	￦	188	0.1%	￦	195	0.1%	￦	250	0.1%	￦	480	0.2%	￦	89,410	43.2%
Lease financing		—	0.0		—	0.0		—	0.0		—	0.0		—	0.0		—	0.0
Trade financing		11,889	5.7		9	0.0		6	0.0		14	0.0		19	0.0		11,937	5.7
Other commercial		11,132	5.4		9	0.0		98	0.0		107	0.1		94	0.0		11,440	5.5

Total corporate		111,318	53.8		206	0.1		299	0.1		371	0.2		593	0.2		112,787	54.4
Consumer
General purpose household		24,624	11.9		227	0.1		44	0.0		40	0.0		135	0.1		25,071	12.1
Mortgages		28,706	13.9		202	0.1		31	0.0		20	0.0		29	0.0		28,988	14.0
Home equity		24,890	12.0		230	0.1		44	0.0		40	0.0		136	0.1		25,339	12.2

Total consumer		78,220	37.8		659	0.3		119	0.1		100	0.0		300	0.2		79,398	38.3
Credit cards		4,916	2.4		113	0.1		39	0.0		46	0.0		—	0.0		5,114	2.5

Total domestic		194,454	94.0		978	0.5		457	0.2		517	0.2		893	0.4		197,299	95.3
Foreign
Corporate(2)
Commercial and industrial		7,939	3.9		23	0.0		4	0.0		4	0.0		19	0.0		7,989	3.9
Lease financing		—	0.0		—	0.0		—	0.0		—	0.0		—	0.0		—	0.0
Trade financing		721	0.3		—	0.0		1	0.0		1	0.0		2	0.0		725	0.3
Other commercial		245	0.1		—	0.0		—	0.0		—	0.0		—	0.0		245	0.1

Total corporate		8,905	4.3		23	0.0		5	0.0		5	0.0		21	0.0		8,959	4.3
Consumer		801	0.4		3	0.0		3	0.0		3	0.0		9	0.0		819	0.4

Total foreign		9,706	4.7		26	0.0		8	0.0		8	0.0		30	0.0		9,778	4.7

Total loans(3)	￦	204,160	98.7%	￦	1,004	0.5%	￦	465	0.2%	￦	525	0.2%	￦	923	0.4%	￦	207,077	100.0%

(1)	Including loans made to banks and the Korean government and government-owned agencies.
(2)	Including loans made to banks.
(3)	Not including due from banks and other receivables, and prior to deducting allowance for credit losses and present value discount or reflecting deferred origination costs.

	As of December 31, 2013(1)
	Normal			Past due by 1 month or less			Past due by 1-3 months			Past due by 3-6 months			Past due by more than 6 months			Total
	(in billions of Won, except percentages)
	Amount		%	Amount past due		%	Amount past due		%	Amount past due		%	Amount past due		%	Amount		%
Domestic
Corporate(2)
Commercial and industrial	￦	89,562	46.2%	￦	299	0.2%	￦	293	0.2%	￦	231	0.2%	￦	673	0.3%	￦	91,058	47.0%
Lease financing		—	0.0		—	0.0		—	0.0		—	0.0		—	0.0		—	0.0
Trade financing		10,239	5.3		12	0.0		13	0.0		11	0.0		21	0.0		10,296	5.3
Other commercial		9,481	4.9		27	0.0		76	0.0		69	0.0		37	0.0		9,690	4.9

Total corporate		109,282	56.4		338	0.2		382	0.2		311	0.2		731	0.3		111,044	57.3
Consumer
General purpose household		24,570	12.7		244	0.1		54	0.0		81	0.0		145	0.1		25,094	12.9
Mortgages		19,759	10.2		123	0.1		20	0.0		28	0.0		22	0.0		19,952	10.3
Home equity		25,193	13.0		251	0.2		56	0.0		83	0.0		149	0.1		25,732	13.2

Total consumer		69,522	35.9		618	0.4		130	0.1		192	0.1		316	0.2		70,778	36.6
Credit cards		4,030	2.1		103	0.1		36	0.1		40	0.0		—	0.0		4,209	2.2

Total domestic		182,834	94.4		1,059	0.5		548	0.3		543	0.3		1,047	0.5		186,031	96.0
Foreign
Corporate(3)
Commercial and industrial		6,918	3.6		6	0.0		16	0.0		15	0.0		6	0.0		6,961	3.6
Lease financing		—	0.0		—	0.0		—	0.0		—	0.0		—	0.0		—	0.0
Trade financing		319	0.2		—	0.0		—	0.0		—	0.0		—	0.0		319	0.2
Other commercial		192	0.1		—	0.0		—	0.0		—	0.0		—	0.0		192	0.1

Total corporate		7,429	3.9		6	0.0		16	0.0		15	0.0		6	0.0		7,472	3.9
Consumer		259	0.1		1	0.0		—	0.0		1	0.0		2	0.0		263	0.1

Total foreign		7,688	4.0		7	0.0		16	0.0		16	0.0		8	0.0		7,735	4.0

Total loans(4)	￦	190,522	98.3%	￦	1,066	0.6%	￦	564	0.3%	￦	559	0.3%	￦	1,055	0.5%	￦	193,766	100.0%

(1)	The amounts as of December 31, 2013 exclude certain former subsidiaries classified as a disposal group held for distribution or sale.
(2)	Including loans made to banks and the Korean government and government-owned agencies.
(3)	Including loans made to banks.
(4)	Not including due from banks and other receivables, and prior to deducting allowance for credit losses and present value discount or reflecting deferred origination costs.

Credit Exposures to Companies in Workout, Restructuring or Rehabilitation

Workout is a voluntary procedure through which we, together with the borrower and other creditors, seek to restore the borrower’s financial stability and viability. Previously, workouts were regulated under a series of Corporate Restructuring Promotion Acts, which last expired on December 31, 2015. In March 2016, the National Assembly of Korea adopted a new Corporate Restructuring Promotion Act, which is scheduled to expire on June 30, 2018. Under the new Corporate Restructuring Promotion Act, creditors of a financially troubled borrower may participate in a creditors’ committee, which is authorized to prohibit such creditors from exercising their rights against the borrower, commence workout procedures and approve or make revisions to a reorganization plan prepared by the lead creditor bank, the borrower and external experts. The composition of the creditors’ committee is determined at the initial meeting of the committee by the approval of creditors holding not less than 75% of the borrower’s total outstanding debt held by creditors who were notified of the initial meeting of the committee. Although creditors that are not financial institutions or hold less than 1% of the total outstanding debt of the borrower need not be notified of the initial meeting of the creditors’ committee, if such creditors wish to participate, they may not be excluded. Any decision of the creditors’ committee requires the approval of creditors holding not less than 75% of the total outstanding debt of the borrower. However, if a single creditor holds 75% or more of the borrower’s total outstanding debt held by the creditors comprising the creditors’ committee, any decision of the creditors’ committee requires the approval of not less than 40% of the total number of creditors (including such single creditor) comprising the committee. An additional approval of creditors holding not less than 75% of the secured debt is required with respect to the borrower’s debt restructuring. Once approved, any decision made by the creditors’ committee is binding on all creditors of the borrower, with the exception of those creditors that were excluded by a resolution of the committee at its initial meeting and those who exercised their right to request that their claims be purchased. Creditors that voted against commencement of workout, approval or revision of the reorganization plan, debt restructuring, granting of new credit, extension of the joint management process or other resolutions of the committee have the right to request the creditors that voted in favor of such matters to purchase their claims at a mutually agreed price. In the event that the parties are not able to agree on the terms of purchase, a coordination committee consisting of experts would determine the terms. The creditors that oppose a decision made by the coordination committee may request a court to change such decision.

Korean law also provides for corporate rehabilitation proceedings, which are court-supervised procedures to rehabilitate an insolvent company. Under these procedures, a restructuring plan is adopted at a meeting of interested parties, including creditors of the company. That restructuring plan is subject to court approval.

A portion of our loans to and debt securities of corporate customers are currently in workout, restructuring or rehabilitation. As of December 31, 2015, ￦1,263 billion, or 0.5%, of our total loans and debt securities were in workout, restructuring or rehabilitation. This included ￦763 billion of loans to and debt securities of large corporate borrowers in workout, restructuring or rehabilitation and ￦496 billion of loans to and debt securities of small- and medium-sized enterprises in workout, restructuring or rehabilitation, which represented 0.3% and 0.2% of our total loans and debt securities, respectively. Our Corporate Restoration Department manages our workout, restructured and rehabilitated loans. Upon approval of a workout, restructuring or rehabilitation plan, a credit exposure is initially classified as precautionary or lower and thereafter cannot be classified higher than precautionary with limited exceptions. If a corporate borrower is in workout, restructuring or rehabilitation, we take the status of the borrower into account in valuing our loans to and collateral from that borrower for purposes of establishing our allowance for credit losses.

The following table shows, as of December 31, 2015, our ten largest exposures that were in workout, restructuring or rehabilitation:

	Loans														Amounts Classified as Substandard or Below(3)		Allowance for Credit Loss
Company (Credit Rating)(1)	Won Currency		Foreign Currency		Equity Securities		Debt Securities		Guarantees and Acceptances		Total Exposures		Collateral(2)
	(in billions of Won)
Sambu Construction (D)	￦	184	￦	—	￦	—	￦	—	￦	—	￦	184	￦	184	￦	184	￦	58
Orient Shipyard (D)		—		—		—		—		115		115		—		115		15
Lakehillssuncheon (D)		71		—		—		—		—		71		—		71		30
Dongmoon Construction (B-)		69		—		—		—		—		69		38		31		9
Posco Plantec (D)		68		—		—		—		—		68		22		68		45
Goyang Country Club (B+)		54		—		—		—		—		54		41		—		2
Dongbu Steel (D)		50		1		1		—		1		53		31		52		22
Dongbu Metal (D)		14		31		—		—		2		47		—		47		13
Samho International (B+)		43		—		—		—		—		43		—		—		6
Solar Park Korea (D)		40		—		—		—		—		40		11		37		23

Total	￦	593	￦	32	￦	1	￦	—	￦	118	￦	744	￦	327	￦	605	￦	223

(1)	Credit rating as of December 31, 2015, from one of the following Korean credit agencies: Korea Information Service Inc., National Information & Credit Evaluation, Inc. or Korea Ratings.
(2)	The value of collateral is appraised based on future cash flow and observable market price.
(3)	Classification is based on the Financial Services Commission’s asset classification criteria.

Potential Problem Loans

As of December 31, 2015, we had ￦1,603 billion of corporate loans in respect of which we had serious doubt as to the borrower’s ability to comply with repayment terms in the near future. Potential problem loans are precautionary loans that we determine, through our internal loan review process, require close management due to the borrower’s financial condition, our forecast for the industry in which it operates or as a result of other developments relating to its business. The following table shows changes in our potential problem loans between December 31, 2014 and 2015:

	Amount
	(in billions of Won)
Balance of potential problem loans at December 31, 2014	￦	2,029
Increase in the balance of potential problem loans to borrowers who became newly classified as borrowers with potential problem loans in 2015		868
Decrease in the balance of potential problem loans to borrowers to whom we had potential problem loans outstanding at December 31, 2014 and have non-performing loans outstanding at December 31, 2015		(203)
Decrease in the balance of potential problem loans to borrowers to whom we had potential problem loans outstanding at December 31, 2014 but no longer have any loans outstanding at December 31, 2015		(525)
Decrease in the balance of potential problem loans to borrowers to whom we had potential problem loans outstanding at December 31, 2014 but have loans outstanding classified as normal at December 31, 2015		(344)
Net decrease in the balance of potential problem loans to existing borrowers to whom we had potential problems loans outstanding at December 31, 2015		(222)

Balance at December 31, 2015	￦	1,603

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

	As of December 31,
	2011			2012			2013(1)			2014			2015
	(in billions of Won, except percentages)
Total non-performing loans	￦	3,780	(2)	￦	3,766	(3)	￦	4,996	(4)	￦	3,818	(5)	￦	2,909	(6)
As a percentage of total loans		1.78%			1.70%			2.58%			1.84%			1.28%

(1)	The amounts as of December 31, 2013 exclude certain former subsidiaries classified as a disposal group held for distribution or sale.
(2)	Excludes ￦43 billion of previously delinquent credit card balances restructured into loans that were classified as normal or precautionary.
(3)	Excludes ￦59 billion of previously delinquent credit card balances restructured into loans that were classified as normal or precautionary.
(4)	Excludes ￦62 billion of previously delinquent credit card balances restructured into loans that were classified as normal or precautionary.
(5)	Excludes ￦65 billion of previously delinquent credit card balances restructured into loans that were classified as normal or precautionary.
(6)	Excludes ￦73 billion of previously delinquent credit card balances restructured into loans that were classified as normal or precautionary.

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

The following table sets forth, as of the dates indicated, our total non-performing loans by type of loan:

	As of December 31,
	2011			2012		2013(1)			2014			2015
	Amount		%	Amount	%	Amount		%	Amount		%	Amount		%
	(in billions of Won, except percentages)
Domestic
Corporate
Commercial and industrial	￦	2,846	75.3%	￦2,652	70.4%	￦	3,783	75.7%	￦	2,751	72.1%	￦	2,098	72.1%
Lease financing		6	0.1	6	0.2		—	—		—	—		—	—
Trade financing		98	2.6	183	4.9		343	6.9		160	4.2		199	6.9
Other commercial		281	7.4	377	10.0		313	6.3		300	7.8		142	4.9

Total corporate		3,231	85.4	3,218	85.5		4,439	88.9		3,211	84.1		2,439	83.9
Consumer
General purpose household(2)		378	10.0	411	10.9		418	8.4		426	11.1		283	9.7
Mortgage		18	0.5	26	0.7		33	0.6		45	1.2		46	1.6

Total consumer		396	10.5	437	11.6		451	9.0		471	12.3		329	11.3
Credit cards		63	1.7	65	1.7		56	1.1		65	1.7		68	2.3

Total domestic		3,690	97.6	3,720	98.8		4,946	99.0		3,747	98.1		2,836	97.5
Foreign
Corporate
Commercial and industrial		90	2.4	42	1.1		47	0.9		51	1.3		41	1.4
Lease financing		—	—	—	—		—	—		—	—		—	—
Trade financing		—	—	—	—		—	—		3	0.1		2	0.1
Other commercial		—	—	—	—		—	—		—	—		14	0.5

Total corporate		90	2.4	42	1.1		47	0.9		54	1.4		57	2.0
Consumer		—	—	4	0.1		3	0.1		17	0.4		16	0.5

Total foreign		90	2.4	46	1.2		50	1.0		71	1.0		73	2.5

Total non- performing loans	￦	3,780	100.0%	￦3,766	100.0%	￦	4,996	100.0%	￦	3,818	100.0%	￦	2,909	100.0%

(1)	The amounts as of December 31, 2013 exclude certain former subsidiaries classified as a disposal group held for distribution or sale.
(2)	Includes home equity loans.

The following table presents an analysis of the changes in our non-performing loans for 2015:

	2015
	(in billions of Won)
Non-performing loans as of January 1, 2015	￦	3,818
Additions to non-performing loans
Loans transferred into non-performing loans		2,629
Reductions in non-performing loans
Loans sold		(717)
Loans modified and returned to performing loans		(589)
Loans paid down or paid off		(666)
Loans charged-off		(1,566)

Total net reductions to non-performing loans		(909)

Total non-performing loans as of December 31, 2015	￦	2,909

Top 20 Non-Performing Loans.  As of December 31, 2015, our 20 largest non-performing loans accounted for 54.6% of our total non-performing loan portfolio. The following table shows, as of that date, certain information regarding those loans:

	Gross principal outstanding		Allowance for credit losses		Collateral(1)		Industry
	(in billions of Won)
Borrower A	￦	213	￦	116	￦	116	Shipbuilding
Borrower B		196		21		—	Real estate
Borrower C		186		116		205	Shipbuilding
Borrower D		184		58		184	Construction
Borrower E		104		104		—	Manufacturing
Borrower F		71		30		—	Real estate
Borrower G		68		45		22	Manufacturing
Borrower H		64		51		—	Shipbuilding
Borrower I		61		17		—	Financial and insurance
Borrower J		56		—		56	Real estate
Borrower K		52		23		31	Manufacturing
Borrower L		44		13		—	Manufacturing
Borrower M		42		29		—	Shipbuilding
Borrower N		42		—		—	Real estate
Borrower O		37		23		11	Retail and wholesale
Borrower P		37		36		—	Shipbuilding
Borrower Q		35		—		32	Manufacturing
Borrower R		34		9		—	Financial and insurance
Borrower S		32		11		—	Real estate
Borrower T		31		9		38	Construction

Total	￦	1,589	￦	711	￦	695

(1)	The value of collateral is appraised based on future cash flow and observable market price.

Non-Performing Loans and Impaired Loans

The term “non-performing loan” is used for our asset quality management in accordance with the Banking Industry Supervision Regulations of Korea, whereas the term “impaired loan” is used for financial reporting purposes based on our internal accounting policies in accordance with IAS 39, Financial Instruments: Recognition and Measurement.

Major differences between non-performing loans and impaired loans are as follows:

Item	Non-performing loans	Impaired loans
Relevant regulation or accounting principle	Banking Industry Supervision Regulations of Korea (loans classified as “substandard,” “doubtful” or “estimated loss”)	Our internal policy based on IAS 39

Scope	Loans	Loans and receivables (including due from banks and other receivables)

Purchased impaired loans	Not included	Included

Loans classified as “precautionary” based on the Financial Services Commission’s asset classification criteria	Not included	Loans classified as “precautionary,” for which the borrower has a capital deficit or its auditor’s opinion on its financial statements is modified or qualified, are included

The following table shows, as of the dates indicated, the amounts of impaired loans and non-performing loans:

	As of December 31,
	2013(1)		2014		2015
	(in billions of Won)
Impaired loans	￦	5,517	￦	4,742	￦	3,677
Precautionary loans meeting the definition of impaired loans(2)		169		300		81
Others		5,348		4,442		3,596
Non-performing loans		4,996		3,818		2,909

(1)	The amounts as of December 31, 2013 exclude certain former subsidiaries classified as a disposal group held for distribution or sale.
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

Foreclosure and Collateral.  We generally foreclose on mortgages or exercise our security interests in respect of other collateral if a collateralized obligation becomes overdue for more than three months. At that time, we will petition a court to foreclose on collateral and to sell that collateral through a court-supervised auction. Under Korean law, that petition must be filed with a court that has jurisdiction over the mortgaged property, and must be filed together with a copy of the mortgage agreement and an extract of the court registry regarding the subject property. The court will then issue an order to commence the foreclosure auction, which will be registered in the court registry of the subject property. If no bidder bids at least the minimum amount set by the court on the first auction date, the court will set another date for a subsequent auction approximately one month later. Each time a new auction date is set, the minimum auction price will be lowered by approximately 20%. Unlike laws relating to foreclosure in the United States, Korean law does not provide for non-judicial foreclosure. During 2013, 2014 and 2015, we foreclosed on collateral we obtained with respect to loan balances representing approximately 0.4% (excluding discontinued operations), 0.3% (excluding discontinued operations) and 0.3%, respectively, of our average interest-bearing loan balances in each of those periods.

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

The following table sets forth information regarding our sales of loans for the periods indicated:

	Year Ended December 31,
	2013(1)						2014(1)						2015
Purchaser	Net Carrying Amount(2)		Sale Price		Gain (Loss)		Net Carrying Amount(2)		Sale Price		Gain (Loss)		Net Carrying Amount(2)		Sale Price		Gain (Loss)
	(in billions of Won)
KAMCO	￦	26	￦	26	￦	—	￦	—	￦	—	￦	—	￦	—	￦	—	￦	—
Structured companies		249		257		8		296		309		13		162		193		31
UAMCO		305		338		33		212		269		57		247		303		56
Others		—		1		1		136		151		15		167		140		(27)

Total	￦	580	￦	622	￦	42	￦	644	￦	729	￦	85	￦	576	￦	636	￦	60

(1)	The amounts for the years ended December 31, 2013 and 2014 reflect the classification of certain former subsidiaries as discontinued operations.
(2)	Net carrying amount represents the net value of non-performing loans after deduction of allowance for credit losses on such basis.

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

We derecognized all of the non-performing loans that had been transferred to KAMCO in 2013, as we transferred substantially all of the risks and rewards of the non-performing loans to KAMCO in accordance with IAS 39, Financial Instruments—Recognition and Measurement. No non-performing loans were transferred to KAMCO in 2014 or 2015.

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

Under the terms of our sale of loans to UAMCO and the private equity fund, we are not required to repurchase any such loans, provide post-sale price adjustments or otherwise continue to be involved with such loans subsequent to their sale in any material respect. In addition, UAMCO and the private equity fund have the practical ability to sell non-performing loans in their entirety to unrelated third parties and are able to exercise such ability unilaterally without the need to impose additional restrictions, notwithstanding our ownership interest. Therefore, we believe we have not retained control over the transferred assets, and non-performing loans sold to UAMCO in 2013, 2014 and 2015 were derecognized in accordance with IAS 39, Financial Instruments—Recognition and Measurement.

Structured companies.  We transfer non-performing loans to structured companies, of which we do not have control over the significant operations. Most of the structured companies are investment funds that specialize in acquiring non-performing loans from Korean financial institutions, including us. In addition, we have not provided any financial guarantees or credit facilities nor invested in any such investment funds. As such, we believe that we have transferred substantially all of the risks and rewards of the relevant non-performing loans to the structured companies and have derecognized all non-performing loans that were transferred to structured companies in 2013, 2014 and 2015.

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

Allocation and Analysis of Allowances for Credit Losses

The following table presents, as of the dates indicated, the allocation of our allowances for credit losses by loan type:

	As of December 31,
	2011			2012(1)			2013(1)(2)			2014(1)			2015(1)
	(in billions of Won, except percentages)
Domestic
Corporate
Commercial and industrial	￦	2,690	71.6%	￦	2,543	72.6%	￦	2,336	69.9%	￦	1,781	68.3%	￦	1,297	63.2%
Lease financing		5	0.1		4	0.1		—	—		—	—		—	—
Trade financing		187	5.0		205	5.8		313	9.4		151	5.8		217	10.6
Other commercial		348	9.3		298	7.0		229	6.9		157	6.0		135	6.6

Total corporate		3,230	86.0		3,050	85.5		2,878	86.2		2,089	80.1		1,649	80.4
Consumer
General purpose household(3)		249	6.6		307	8.6		284	8.5		301	11.5		184	9.0
Mortgage		8	0.2		20	0.6		15	0.4		19	0.7		11	0.5

Total consumer		257	6.8		327	9.2		299	8.9		320	12.2		195	9.5
Credit cards		132	3.5		128	3.6		106	3.2		129	4.9		146	7.1

Total domestic		3,619	96.3		3,505	98.3		3,283	98.3		2,538	97.2		1,990	97.0
Foreign
Corporate
Commercial and industrial		139	3.7		57	1.6		53	1.7		56	2.2		44	2.2
Trade financing		—	—		1	0.0		1	—		4	0.2		4	0.2
Other commercial		1	0.0		2	0.1		—	—		—	—		3	0.1

Total corporate		140	3.7		60	1.7		54	1.7		60	2.4		51	2.5
Consumer		—	—		—	—		—	—		11	0.4		10	0.5

Total foreign		140	3.7		60	1.7		54	1.7		71	2.8		61	3.0

Total allowance for credit losses(4)	￦	3,759	100.0%	￦	3,565	100.0%	￦	3,337	100.0%	￦	2,609	100.0%	￦	2,051	100.0%

(1)

The amounts as of December 31, 2013, 2014 and 2015 reflect a change in our accounting policies pursuant to the adoption of IFRS 10, Consolidated Financial Statements, which became effective beginning in 2013. Pursuant to IFRS 10, corresponding amounts as of December 31, 2012 (but not as of December 31, 2011) were restated to retroactively apply such change.

(2)	The amounts as of December 31, 2013 exclude certain former subsidiaries classified as a disposal group held for distribution or sale.
(3)	Includes home equity loans.
(4)	Not including due from banks and other receivables

The following table presents an analysis of the changes in our allowances for credit losses for each of the years indicated, in each case including discontinued operations:

	Year ended December 31,
	2011		2012(1)		2013(1)		2014(1)		2015(1)
	(in billions of Won)
Balance at the beginning of the period	￦	4,718	￦	3,759	￦	3,565	￦	3,337	￦	2,609
Bad debt expenses for the period		2,085		2,107		2,557		1,076		1,029
Increase on repurchases of non-performing loans		4		—		—		—		—
Gross charge-offs
Domestic
Corporate
Commercial and industrial		(1,577)		(1,545)		(1,462)		(1,037)		(1,016)
Lease financing		(4)		(10)		—		—		—
Trade financing		(238)		(108)		(108)		(62)		(82)
Other commercial		(304)		(117)		(47)		(68)		(30)

Total corporate		(2,123)		(1,780)		(1,617)		(1,167)		(1,128)
Consumer
General purpose household(2)		(75)		(188)		(179)		(113)		(237)
Mortgage		(14)		(2)		(1)		(2)		(3)

Total consumer		(89)		(190)		(180)		(115)		(240)
Credit cards		(142)		(186)		(172)		(163)		(198)
Total domestic		(2,354)		(2,156)		(1,969)		(1,445)		(1,566)
Foreign		(15)		(60)		(8)		(7)		(11)
Allowances relating to loans sold		(538)		(163)		(161)		(150)		(141)

Total gross charge-offs		(2,907)		(2,379)		(2,138)		(1,602)		(1,718)
Recoveries:
Domestic
Corporate
Commercial and industrial		33		152		140		53		158
Lease financing		1		1		—		—		—
Trade financing		10		17		14		6		19
Other commercial		10		14		13		6		20

Total corporate		54		184		167		65		197
Consumer
General purpose household(2)		8		46		34		6		16
Mortgage		9		8		8		3		13

Total consumer		17		54		42		9		29
Credit cards		33		34		26		28		34

Total domestic		104		272		235		102		260
Foreign		—		3		1		1		1

Total recoveries		104		275		236		103		261

Net charge-offs		(2,803)		(2,104)		(1,902)		(1,499)		(1,457)
Foreign exchange translation effects		34		(2)		(1)		1		—
Others(3)		(279)		(195)		(225)		(306)		(130)
Adjustment from discontinued operations		—		—		(657)		—		—

Balance at the end of the period	￦	3,759	￦	3,565	￦	3,337	￦	2,609	￦	2,051

Ratio of net charge-offs during the period to average loans outstanding during the period		1.3%		1.2%		1.0%		0.8%		0.7%

(1)

The amounts for 2013, 2014 and 2015 reflect a change in our accounting policies pursuant to the adoption of IFRS 10, Consolidated Financial Statements, which became effective beginning in 2013. Pursuant to IFRS 10, corresponding amounts for 2012 (but not for 2011) were restated to retroactively apply such change.

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

In 2002, the Financial Services Commission established the Credit Counseling and Recovery Service based upon an agreement among approximately 160 financial institutions in Korea. Upon application to the Credit Counseling and Recovery Service and approval by creditor financial institutions representing a majority of the outstanding unsecured debt and two-thirds of the outstanding secured debt, a qualified “credit delinquent person” with outstanding debts to two or more financial institutions in an aggregate amount not exceeding ￦500 million may participate in an individual work-out program designed to restructure such person’s debt and rehabilitate such person’s credit. The aggregate amount of our loans which became subject to such individual work-out programs in 2015 was ￦24 billion. In 2015, we recovered ￦2 billion with respect to our loans subject to such individual work-out programs.

Under the Korean Debtor Recovery and Bankruptcy Law, a qualified individual debtor with outstanding debts in an aggregate amount not exceeding threshold amounts of ￦500 million of unsecured debt and/or ￦1 billion of secured debt may restructure his or her debts through a court-supervised debt restructuring that is binding on creditors. The aggregate amount of our loans which became subject to such court-supervised debt restructuring in 2015 was ￦184 billion. In 2015, we recovered ￦25 billion with respect to our loans subject to such court-supervised debt restructuring.

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

In March 2009, the Financial Services Commission requested Korean banks, including us, to establish a “pre-workout program,” including a credit counseling and recovery service, for retail borrowers with outstanding short-term debt. The pre-workout program has been in operation since April 2009 and, following successive extensions by the Korean government, is expected to continue indefinitely. Under the pre-workout program, maturity extensions and/or interest rate adjustments are provided for retail borrowers with total loans of less than ￦1.5 billion (consisting of no more than ￦500 million of unsecured loans and ￦1 billion of secured loans) who are in arrears on their payments for more than 30 days but less than 90 days. The aggregate amount of our loans which became subject to the pre-workout program in 2015 was ￦26 billion. See “Item 3D. Risk Factors—Risks relating to our consumer credit portfolio—We may experience increases in delinquencies in our consumer loan and credit card portfolios.”

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

Book Value and Fair Value

The following table sets out the book value and fair value of securities in our portfolio as of the dates indicated:

	As of December 31,
	2013(1)				2014				2015
	Book Value		Fair Value		Book Value		Fair Value		Book Value		Fair Value
	(in billions of Won)
Financial assets at fair value through profit and loss
Financial assets held for trading
Equity securities	￦	196	￦	196	￦	100	￦	100	￦	63	￦	63
Beneficiary certificates		167		167		48		48		14		14
CMA securities		201		201		32		32		—		—
Others		33		33		15		15		10		10
Debt securities
Korean treasury and government agencies		574		574		669		669		798		798
Financial institutions		1,019		1,019		927		927		1,175		1,175
Corporate		409		409		621		621		644		644

Total—Financial assets held for trading	￦	2,599	￦	2,599	￦	2,412	￦	2,412	￦	2,704	￦	2,704

Financial assets designated at FVTPL
Equity-linked securities	￦	—	￦	—	￦	6	￦	6	￦	—	￦	—
Debt securities		3		3		—		—		1		1
Equity securities		11		11		11		11		12		12

Total—Financial assets designated at FVTPL	￦	14	￦	14	￦	17	￦	17	￦	13	￦	13

Available-for-sale financial assets
Equity securities	￦	1,616	￦	1,616	￦	1,421	￦	1,421	￦	1,338	￦	1,338
Beneficiary certificates		3,065		3,065		3,453		3,453		1,118		1,118
Others		275		275		750		750		746		746
Debt securities
Korean treasury and government agencies		2,681		2,681		3,172		3,172		3,559		3,559
Financial institutions		6,512		6,512		6,731		6,731		5,626		5,626
Corporate		2,434		2,434		2,827		2,827		3,888		3,888
Asset backed securities		273		273		158		158		258		258
Foreign currency bonds		229		229		299		299		638		638

Total—Available-for-sale financial assets	￦	17,085	￦	17,085	￦	18,811	￦	18,811	￦	17,171	￦	17,171

Held-to-maturity financial assets
Debt securities
Korean treasury and government agencies	￦	4,729	￦	4,770	￦	4,128	￦	4,211	￦	3,367	￦	3,431
Financial institutions		2,156		2,163		4,390		4,427		4,138		4,164
Corporate		5,131		5,190		4,470		4,573		6,021		6,123
Foreign currency bonds		23		23		56		56		96		96

Total—Held-to-maturity financial assets	￦	12,039	￦	12,146	￦	13,044	￦	13,267	￦	13,622	￦	13,814

Total securities	￦	31,737	￦	31,844	￦	34,284	￦	34,507	￦	33,510	￦	33,702

(1)	The amounts as of December 31, 2013 exclude certain former subsidiaries classified as a disposal group held for distribution or sale.

Maturity Analysis

The following table categorizes our debt securities by maturity and weighted average yield as of December 31, 2015:

	As of December 31, 2015
	Within 1 year			Over 1 but Within 5 years			Over 5 but Within 10 years			Over 10 years			Total
	(in billions of Won, except percentages)
	Amount		Weighted Average Yield(1)	Amount		Weighted Average Yield(1)	Amount		Weighted Average Yield(1)	Amount		Weighted Average Yield(1)	Amount		Weighted Average Yield(1)
Financial assets at fair value through profit or loss:
Financial assets held for trading
Korean treasury and government agencies	￦	60	3.00%	￦	650	2.21%	￦	88	2.67%	￦	—	—%	￦	798	2.32%
Financial institutions		400	2.38		735	1.93		40	3.00		—	—		1,175	2.12
Corporate		321	3.69		313	3.24		10	2.50		—	—		644	3.45

Total	￦	781	2.97%	￦	1,698	2.28%	￦	138	2.75%		—	—		2,617	2.51%

Financial assets designated at fair value through profit or loss
Corporate	￦	1	1.12%		—	—		—	—		—	—	￦	1	1.12%
Available-for-sale financial assets
Korean treasury and government agencies	￦	847	3.38%	￦	2,285	2.56%	￦	370	2.46%	￦	57	0.68%	￦	3,559	2.72%
Financial institutions		3,212	2.34		2,370	2.33		44	2.63		—	—		5,626	2.34
Corporate		1,400	2.33		2,386	2.20		98	2.56		4	2.65		3,888	2.25
Asset backed securities		—	—		179	2.81		79	5.12		—	—		258	3.52
Foreign currency bonds		155	3.20		437	3.09		23	2.75		23	4.01		638	3.14

Total	￦	5,614	2.52%	￦	7,657	2.41%	￦	614	3.84%	￦	84	1.69%	￦	13,969	2.47%

Held-to-maturity financial assets
Korean treasury and government agencies	￦	1,324	3.25%	￦	2,002	3.14%	￦	41	4.81%	￦	—	—%	￦	3,367	3.20%
Financial institutions		2,996	2.19		1,142	2.64		—	—		—	—		4,138	2.31
Corporate		1,571	3.80		3,462	3.03		816	2.42		172	1.79		6,021	3.11
Foreign currency bonds		69	6.59		5	2.53		11	5.12		11	7.02		96	6.28

Total	￦	5,960	2.90%	￦	6,611	2.99%	￦	868	2.56%	￦	183	2.11%	￦	13,622	2.91%

(1)

The weighted average yield for the portfolio represents the yield to maturity for each individual security, weighted using its book value (which is the amortized cost in the case of held-to-maturity financial assets and the fair value in the case of available-for-sale financial assets and financial assets at fair value through profit or loss).

Risk Concentrations

As of December 31, 2015, we held the following securities of individual issuers where the aggregate book value of those securities exceeded 10% of our owners’ equity at such date. As of December 31, 2015, our owners’ equity was ￦19,188 billion.

	As of December 31, 2015
	Book Value		Market Value
	(in billions of Won)
Name of issuer:
Korean government	￦	7,577	￦	7,641
The Bank of Korea		6,060		6,062
Korea Housing Finance Corporation		4,101		4,121
The Korea Development Bank		2,938		2,958

Total	￦	20,676	￦	20,782

The Bank of Korea, Korea Housing Finance Corporation and the Korea Development Bank are Korean government entities.

Funding

We fund our lending and other activities using various sources, both domestic and foreign. Our primary funding strategy is to maintain stable and low-cost funding. We have in the past achieved this in part by increasing the average balances of low-cost customer deposits, in particular demand deposits and savings deposits.

Customer deposits are our principal funding source. Customer deposits accounted for 81.3% of our total funding (excluding discontinued operations) as of December 31, 2013, 80.7% of our total funding as of December 31, 2014, and 82.2% of our total funding as of December 31, 2015.

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

As of December 31, 2015, approximately 86.4% of our total funding was denominated in Won.

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

	For the year ended December 31,
	2013(1)			2014(1)			2015
	Average Balance(2)		Average Cost	Average Balance(2)		Average Cost	Average Balance(2)		Average Cost
	(in billions of Won, except percentages)
Demand deposits	￦	9,397	0.40%	￦	9,312	0.45%	￦	8,376	0.51%
Time deposits and savings deposits		140,981	2.39		153,789	2.07		168,212	1.53
Certificates of deposit		2,316	2.81		1,984	2.72		1,880	1.91
Other deposits(3)		14,243	1.25		14,386	1.15		19,294	1.22

Average total deposits	￦	166,937	2.19%	￦	179,471	1.92%	￦	197,762	1.46%

(1)	The amounts for the years ended December 31, 2013 and 2014 reflect the classification of certain former subsidiaries as discontinued operations.
(2)	Average balances are based on daily balances for us and on quarterly balances for all of our subsidiaries and our structured companies.
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

Maturities of Certificates of Deposit and Other Time Deposits

The following table presents, as of December 31, 2015, the remaining maturities of our time deposits, certificates of deposit and mutual installment deposits which had fixed maturities in excess of ￦100 million:

	As of December 31, 2015
	Certificates of Deposit		Other Time Deposits		Total
	(in billions of Won)
Maturing within three months	￦	1,079	￦	22,481	￦	23,560
After three but within six months		528		18,682		19,210
After six but within 12 months		764		39,353		40,117
After 12 months		8		5,758		5,766

Total	￦	2,379	￦	86,274	￦	88,653

Long-Term Debt

The aggregate amount of contractual maturities of all long-term debt, which consist of debentures and borrowings with original maturities exceeding one year, as of December 31, 2015 was as follows:

	Amount
	(in billions of Won)
Due in 2016	￦	9,695
Due in 2017		7,241
Due in 2018		5,497
Due in 2019		1,622
Due in 2020		2,484
Thereafter		4,702

Gross long-term debt		31,241
Less: discount		(30)

Total long-term debt, net	￦	31,211

Short-Term Borrowings

The following table presents, for the periods indicated, information regarding our short-term borrowings, with an original maturity of one year or less:

	As of and for the year ended December 31,
	2013(1)		2014(1)		2015
	(in billions of Won, except percentages)
Call money
Year-end balance	￦	4,872	￦	1,772	￦	2,039
Average balance(2)		1,570		2,117		2,531
Maximum balance		3,967		4,975		3,712
Average interest rate(3)		0.8%		1.4%		1.3%
Year-end interest rate		0.3~3.0%		0.2~3.9%		0.3~5.2%
Borrowings from the Bank of Korea(4)
Year-end balance	￦	514	￦	803	￦	1,476
Average balance(2)		693		587		1,335
Maximum balance		824		806		1,580
Average interest rate(3)		1.0%		0.9%		0.7%
Year-end interest rate		0.6~2.4%		0.5~1.0%		0.5-0.8%
Other short-term borrowings (5)
Year-end balance	￦	5,337	￦	7,059	￦	7,207
Average balance(2)		5,204		6,397		7,078
Maximum balance		6,420		7,415		7,905
Average interest rate(3)		1.6%		1.6%		1.5%
Year-end interest rate		0.6~2.8%		0.4~4.1%		0.2~3.8%

(1)	The amounts as of and for the years ended December 31, 2013 and 2014 reflect the classification of certain former subsidiaries as discontinued operations.
(2)	Average balances are based on daily balances for us and on quarterly balances for all of our subsidiaries and our structured companies.
(3)	Average interest rates for the year are calculated by dividing the total interest expense by the average amount borrowed.
(4)	Borrowings from the Bank of Korea generally mature within one month for borrowings in Won and six months for borrowings in foreign currencies.
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

The Financial Supervisory Service, established on January 2, 1999, is subject to the instructions and directives of the Financial Services Commission and carries out supervision and examination of commercial banks. In particular, the Financial Supervisory Service sets requirements both for the prudent control of liquidity and for capital adequacy and establishes reporting requirements pursuant to the authority delegated to it under the Financial Services Commission regulations, pursuant to which banks are required to submit annual reports on financial performance and shareholdings, regular reports on management strategy and non-performing loans, including write-offs, and management of problem companies and plans for the settlement of bad loans.

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

Under the Detailed Regulation on the Supervision of the Banking Business, the capital of a bank is divided into two categories, Tier I and Tier II capital. Tier I capital (core capital) consists of (i) Tier I common equity capital, including paid-in capital, capital surplus and retained earnings related to common equity and accumulated other comprehensive gains and losses, and (ii) other Tier I capital, including paid-in capital and capital surplus related to hybrid Tier I capital instruments that, among other things, qualify as contingent capital and are subordinated to subordinated debt. Tier II capital (supplementary capital) consists of, among other things, capital and capital surplus from the issuance of Tier II capital instrument, allowances for loan losses on loans classified as “normal” or “precautionary,” subordinated debt and other capital securities which meet the standards prescribed by the governor of the Financial Supervisory Service under Article 26(2) of the Regulation on the Supervision of the Banking Business.

All banks must meet minimum ratios of Tier I and Tier II capital (less any capital deductions) to risk-weighted assets, determined in accordance with Financial Services Commission requirements that have been formulated based on BIS standards. These requirements were adopted and became effective in 1996, and were amended effective January 1, 2008 upon the implementation by the Financial Supervisory Service of Basel II. Under such requirements, all domestic banks and foreign bank branches must meet a minimum ratio of Tier I and Tier II capital (less any capital deductions) to risk-weighted assets of 8.0%. Commencing in July 2013, the Financial Services Commission promulgated amended regulations implementing Basel III in Korea, pursuant to which Korean banks and bank holding companies were required to maintain a minimum ratio of Tier I common equity capital to risk-weighted assets of 3.5% and Tier I capital to risk-weighted assets of 4.5% from December 1, 2013, which minimum ratios were increased to 4.0% and 5.5%, respectively, from January 1, 2014 and increased further to 4.5% and 6.0%, respectively, from January 1, 2015. Such requirements are in addition to the pre-existing requirement for a minimum ratio of Tier I and Tier II capital (less any capital deductions) to risk-weighted assets of 8.0%, which remains unchanged. The amended regulations also require an additional capital conservation buffer of 0.625% on January 1, 2016, with such buffer to increase in stages each subsequent year to 2.5% by 2019, as well as a potential counter-cyclical capital buffer of up to 2.5% starting in 2016, which will be determined on a quarterly basis by the Financial Services Commission. Furthermore, we were designated as one of five domestic systemically important banks for 2016 by the Financial Services Commission and may be subject to an additional capital requirement of 0.25% in 2016, if deemed necessary, with such potential requirement to increase in stages to 1.0% by 2019.

Under the Detailed Regulation on the Supervision of the Banking Business, the following risk-weight ratios must be applied by Korean banks in respect of home mortgage loans:

(1)	for those banks which adopted a standardized approach for calculating credit risk capital requirements, a risk-weight ratio of 35% (only in the case where the loan is fully secured by a first ranking mortgage) and, with respect to high-risk home mortgage loans, 50% or 70%; and

(2)	for those banks which adopted an internal ratings-based approach for calculating credit risk capital requirements, a risk-weight ratio calculated with reference to the probability of default, loss given default and exposure at default, each as defined under the Detailed Regulation on the Supervision of the Banking Business.

Liquidity

All banks are required to ensure adequate liquidity by matching the maturities of their assets and liabilities in accordance with the Regulation on the Supervision of the Banking Business. Banks may not invest an amount exceeding 100% of their Tier I and Tier II capital (less any capital deductions) in equity securities and certain other securities with a redemption period of over three years. This stipulation does not apply to Korean government bonds, Monetary Stabilization Bonds issued by the Bank of Korea or debentures and stocks referred to in items 1 and 2, respectively, of paragraph (6) of Article 11 of the Act on the Improvement of the Structure of the Financial Industry. The Financial Services Commission uses the liquidity coverage ratio, defined as the ratio of highly liquid assets to total net cash outflows over a one-month period, as the principal liquidity risk management measure, and currently requires each Korean bank to:

•

maintain a liquidity coverage ratio of not less than 85% from January 1, 2016 to December 31, 2016, subject to certain exceptions, with such minimum liquidity coverage ratio to increase in increments of 5% per year to 100% by 2019;

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

The Monetary Policy Committee of the Bank of Korea is empowered to fix and alter minimum reserve requirements that banks must maintain against their deposit liabilities. The current minimum reserve ratios are:

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

Furthermore, pursuant to the Regulation on the Supervision of the Banking Business, foreign exchange agencies, including us, are required to hold “foreign currency safe assets” in an aggregate amount that is not less than the lower of (i) the product of (x) its total foreign currency-denominated debt maturing in one year or less multiplied by 2/12 and (y) an amount equal to one minus the “lowest rollover ratio” and (ii) 2% of its total foreign currency-denominated assets as shown in the balance sheet for the immediately preceding quarter. The “lowest rollover ratio” of a foreign exchange agency means the ratio of (A) its total debt with a maturity of one year or less (excluding overnight money) incurred in a particular month to (B) its total debt with maturity of one year or less (excluding overnight money) payable in that particular month, and is calculated by taking the lowest three month average from a period to be designated by the governor of the Financial Supervisory Service. Under the Regulation on the Supervision of the Banking Business, foreign currency-denominated debt maturing in one year or less includes financial bonds, borrowings, call monies and repurchase selling denominated in foreign currencies and such other similar debt instruments denominated in a foreign currency as designated by the governor of the Financial Supervisory Service. “Foreign currency safe assets” are defined as cash denominated in foreign currency, deposits denominated in foreign currency with a central bank or financial institutions rated A or above, bonds issued or guaranteed by a government or central bank rated A or above or corporate bonds issued or guaranteed by corporations rated A or above. Under the Regulation on the Supervision of the Banking Business, we are also required to maintain a minimum “mid- to long-term foreign exchange funding ratio” of 100%. “Mid-to long term foreign exchange funding ratio” refers to the ratio of (1) the total outstanding amount of foreign exchange borrowing with a maturity of more than one year to (2) the total outstanding amount of foreign exchange lending with a maturity of one year or more.

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

Interest Rates

Korean banks generally depend on deposits as their primary funding source. Under the Act on Registration of Credit Business and Protection of Finance Users, last amended on March 3, 2016, interest rates on loans made by registered banks in Korea may not exceed 27.9% per annum. Such restriction is scheduled to expire on December 31, 2018. Historically, interest rates on deposits and lending rates were regulated by the Monetary Policy Committee. Controls on deposit interest rates in Korea have been gradually reduced and, in February 2004, the Korean government removed restrictions on all interest rates, except for the prohibition on interest payments on current account deposits. This deregulation process has increased competition for deposits based on interest rates offered and, therefore, may increase a bank’s interest expense.

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

(ii)	the occurrence of any financial incident involving embezzlement, malfeasance or misappropriation of funds with respect to which damages are expected to exceed ￦1 billion, unless the governor of the Financial Supervisory Service has made a public announcement after its investigation of the incident; and

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

Regulations Relating to Retail Household Loans

The Financial Services Commission has implemented a number of changes in recent years to the regulations relating to retail household lending by banks. Under the currently applicable regulations:

•

as to loans secured by collateral of housing (including apartments) located nationwide, the loan-to-value ratio (the aggregate principal amount of loans secured by such collateral over the appraised value of the collateral) should not exceed 60% (except for loans secured by collateral of housing (regardless of housing type or location) to be amortized over a period of 10 years as set forth below);

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

•

as to loans secured by collateral of housing (regardless of housing type or location) to be amortized over a period of 10 years, further requirements relating to which are set forth in the Regulation on the Supervision of the Banking Business, the loan-to-value ratio should not exceed 70%;

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

Restrictions on Bank Ownership

Under the Bank Act, a single shareholder and persons who have a special relationship with that shareholder generally may acquire beneficial ownership of no more than 10% of a nationwide bank’s total issued and outstanding shares with voting rights and no more than 15% of a regional bank’s total issued and outstanding shares with voting rights. The Korean government, the KDIC and bank holding companies qualifying under the Financial Holding Company Act are not subject to this limit. However, pursuant to an amendment to the Bank Act which became effective on February 14, 2014, non-financial business group companies may not acquire beneficial ownership of shares of a nationwide bank in excess of 4% of that bank’s outstanding voting shares (or 15% in the case of a regional bank), unless they satisfy certain requirements set forth by the Enforcement Decree of the Bank Act, obtain the approval of the Financial Services Commission and agree not to exercise voting rights in respect of shares in excess of the 4% limit (or the 15% limit in the case of a regional bank), in which case they may acquire beneficial ownership of up to 10% of a nationwide bank’s outstanding voting shares. Such amendment grants an exception for non-financial business group companies which, at the time of the enactment of the amended provisions, held more than 4% of the shares of a bank.

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

Regulations on Credit Card Business

General

In order to enter the credit card business, a company must register with the Financial Services Commission. Credit card businesses are governed by the Specialized Credit Financial Business Act, enacted on August 28, 1997 and last amended on July 24, 2015, which sets forth specific requirements with respect to the credit card business as well as generally prohibiting unsound business practices relating to the credit card business which may infringe on the rights of credit card holders or negatively affect the soundness of the credit card industry. Credit card companies, including our wholly-owned subsidiary, Woori Card, are regulated by the Financial Services Commission and the Financial Supervisory Service.

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

Under the Financial Investment Services and Capital Markets Act, a company must obtain a license from the Financial Services Commission to commence a financial investment business such as a brokerage business, a dealing business or an underwriting business, or register with the Financial Services Commission to commence a financial investment business such as an investment advisory business or a discretionary investment management business. A bank is permitted to engage in certain types of financial investment business as specified under the Enforcement Decree of the Bank Act. Prior to commencing a financial investment business, a bank must file a report with the Financial Services Commission and apply for a license pursuant to the Financial Investment Services and Capital Markets Act.

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

The following chart provides an overview of our structure, including our significant subsidiaries and our ownership of such subsidiaries as of the date of this annual report:

We are the direct or indirect parent company of a number of subsidiaries. The following table provides summary information for our subsidiaries (other than structured companies) that are consolidated in our consolidated financial statements as of and for the year ended December 31, 2015:

Subsidiary	Percentage of Ownership	Total Assets		Shareholders’ Equity		Operating Revenue		Net Income
	(in millions of Won)
Woori Card Co., Ltd.	100.0%	￦	6,604,059	￦	1,308,834	￦	1,379,873	￦	116,858
Woori Investment Bank Co., Ltd.	58.2%		1,206,156		148,164		129,404		10,435
Woori FIS Co., Ltd.	100.0%		161,778		34,077		260,657		1,421
Woori Finance Research Institute Co., Ltd.	100.0%		3,605		3,277		4,149		86
Woori Credit Information Co., Ltd.	100.0%		33,957		27,266		31,271		1,806
Woori Fund Service Co., Ltd.	100.0%		9,818		9,003		6,247		358
Woori Private Equity Co., Ltd.	100.0%		89,365		43,874		3,669		1,224
Korea BTL Infrastructure Fund.	99.9%		739,502		739,223		34,042		30,307
Woori America Bank.	100.0%		1,701,191		191,887		67,932		12,893
Woori Bank (China) Limited.	100.0%		4,016,968		505,700		408,566		1,056
PT Bank Woori Saudara Indonesia 1906, Tbk	74.0%		1,770,900		352,948		375,747		24,023
ZAO Woori Bank.	100.0%		261,026		35,832		17,301		7,232
Woori Brazil Bank.	100.0%		106,239		25,586		19,850		2,330
Woori Global Market Asia Limited	100.0%		245,246		118,845		6,851		1,763
Woori Finance Cambodia	100.0%		22,767		6,160		2,705		579
Woori Finance Myanmar	100.0%		2,252		2,223		9		(117)

Item 4D.	Property, Plants and Equipment

Our registered office and corporate headquarters, with a total area of approximately 97,222 square meters, are located at 51, Sogong-ro, Jung-gu, Seoul, Korea. Information regarding certain of our properties in Korea as of December 31, 2015 is presented in the following table:

Type of Facility/Building	Location	Area
		(square meters)
Woori Bank registered office and corporate headquarters	51, Sogong-ro, Jung-gu, Seoul, Korea 04632	97,222
Woori FIS registered office and corporate headquarters	17, World Cup buk-ro 60-gil, Mapo-gu, Seoul, Korea 03921	36,666

As of December 31, 2015, we had a network of 956 banking branches in Korea, approximately 248 of which are housed in buildings owned by us, while the remaining branches are leased properties. Lease terms are generally from two to three years and seldom exceed five years. We also have subsidiaries in the United States, China, Hong Kong, Russia, Indonesia, Cambodia, Brazil and Myanmar and branches, agencies and representative offices in Asia, the United States and Europe. We do not own any material properties outside of Korea.

The net book value of all the properties owned by us as of December 31, 2015 was ￦2,471 billion.

Item 4.A.	UNRESOLVED STAFF COMMENTS

We do not have any unresolved comments from the U.S. Securities and Exchange Commission staff regarding our periodic reports under the Exchange Act.

Item 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Item 5A.	Operating Results

Overview

The following discussion is based on our consolidated financial statements, which have been prepared in accordance with IFRS as issued by the IASB. The consolidated financial statements include the accounts of subsidiaries over which substantive control is exercised through either majority ownership of voting stock and/or other means. Investments in joint ventures and associates (which are companies over which we have the ability to exercise significant influence) are accounted for by the equity method of accounting and are reported in investments in joint ventures and associates.

Trends in the Korean Economy

Our financial position and results of operations have been and will continue to be significantly affected by financial and economic conditions in Korea. In light of the difficult financial condition and liquidity position of small- and medium-sized enterprises in Korea since the second half of 2008, the Korean government introduced measures intended to encourage Korean banks to provide financial support to small- and medium-sized enterprise borrowers. Such measures contributed to an increase in our loans to small- and medium-sized enterprises, which increased from ￦62,544 billion as of December 31, 2014 to ￦67,115 billion as of December 31, 2015. Substantial growth in lending in Korea to small- and medium-sized enterprises in recent years, and financial difficulties experienced by such enterprises as a result of, among other things, adverse economic conditions in Korea and globally, may lead to increasing delinquencies and a deterioration in overall asset quality in the credit exposures of Korean banks to small- and medium-sized enterprises. In 2015, we recorded charge-offs of ￦472 billion in respect of our Won-denominated loans to small- and medium-sized enterprises, compared to charge-offs of ￦319 billion (excluding discontinued operations) in 2014. See “Item 3D. Risk Factors—Risks relating to our corporate credit portfolio—The largest portion of our exposure is to small- and medium-sized enterprises, and financial difficulties experienced by companies in this segment may result in a deterioration of our asset quality and have an adverse impact on us.”

In recent years, commercial banks, consumer finance companies and other financial institutions in Korea have also made significant investments and engaged in aggressive marketing in consumer lending (including mortgage and home equity loans), leading to substantially increased competition in this segment. Furthermore, in 2014 and 2015, the Korean government announced several measures to encourage consumer spending and revive the housing market in Korea, including loosening regulations on mortgage lending, which contributed to an increase in our consumer loan portfolio from ￦80,217 billion as of December 31, 2014 to ￦93,448 billion as of December 31, 2015. The rapid growth in consumer loans, together with adverse economic conditions in Korea in recent years, may lead to increasing delinquencies and a deterioration in asset quality. In 2015, we recorded charge-offs of ￦240 billion and provisions for credit losses of ￦103 billion in respect of our consumer loan portfolio, compared to charge-offs of ￦115 billion (excluding discontinued operations) and provisions for credit losses of ￦150 billion (excluding discontinued operations) in 2014. See “Item 3D. Risk Factors—Risks relating to our consumer credit portfolio.”

The Korean economy is closely tied to, and is affected by developments in, the global economy. While the rate of deterioration of the global economy since the commencement of the global financial crisis in 2008 has slowed, with some signs of stabilization and improvement, the overall prospects for the Korean and global economy in 2016 and beyond remain uncertain. In recent years, the global financial markets have experienced significant volatility as a result of, among other things:

•	the financial difficulties affecting many governments worldwide, in particular in southern Europe and Latin America;

•	the slowdown of economic growth in China and other major emerging market economies;

•	interest rate fluctuations as well as the possibility of increases in policy rates by the U.S. Federal Reserve and other central banks; and

•	political and social instability in various countries in the Middle East and Northern Africa, including Iraq, Syria and Egypt, as well as in Ukraine and Russia.

In light of the high level of interdependence of the global economy, any of the foregoing developments could have a material adverse effect on the Korean economy and financial markets, and in turn on our business, financial condition and results of operations.

We are also exposed to adverse changes and volatility in global and Korean financial markets as a result of our liabilities and assets denominated in foreign currencies and our holdings of trading and investment securities, including structured products. The value of the Won relative to major foreign currencies in general and the U.S. dollar in particular has fluctuated significantly. See “Item 3A. Selected Financial Data—Exchange Rates.” A depreciation of the Won will increase our cost in Won of servicing our foreign currency-denominated debt, while continued exchange rate volatility may also result in foreign exchange losses for us. Furthermore, as a result of adverse global and Korean economic conditions, there has been significant volatility in securities prices, including the stock prices of Korean and foreign companies in which we hold an interest. Such volatility has resulted in and may lead to further trading and valuation losses on our trading and investment securities portfolio as well as impairment losses on our investments in joint ventures and associates.

As a result of volatile conditions and weakness in the Korean and global economies, as well as factors such as the uncertainty surrounding the global financial markets, fluctuations in oil and commodity prices, interest and exchange rate fluctuations, higher unemployment, lower consumer confidence, potential tightening of fiscal and monetary policies and continued tensions with North Korea, the economic outlook for the financial services sector in Korea in 2016 and for the foreseeable future remains uncertain.

Privatization Plan

The Korean government, which currently owns 51.06% of our outstanding common stock through the KDIC, has been implementing a privatization plan with respect to Woori Finance Holdings and its former subsidiaries, including us. Pursuant to such plan, in May 2014, Woori Finance Holdings established KJB Financial Group and KNB Financial Group through a spin-off of its businesses related to the holding of the shares and thereby controlling the business operations of Kwangju Bank and Kyongnam Bank, respectively. As a result of such spin-off, KJB Financial Group became the owner of the shares of Kwangju Bank previously held by Woori Finance Holdings, and KNB Financial Group became the owner of the shares of Kyongnam Bank previously held by Woori Finance Holdings. Woori Finance Holdings no longer owned any shares of Kwangju Bank or Kyongnam Bank, and neither they nor their new holding companies were its subsidiaries, after the spin-off. Following such spin-off, each of these banks was merged with its holding company, and in October 2014, the KDIC sold its 56.97% ownership interest in Kwangju Bank and Kyongnam Bank to JB Financial Group and BS Financial Group, respectively. In addition, in March 2014, Woori Finance Holdings sold its 52.0% ownership interest in Woori Financial to KB Financial Group. In May 2014, Woori Finance Holdings also sold its 100.0% ownership interest in Woori Asset Management to Kiwoom Securities and sold its 100.0% ownership interest in Woori F&I to Daishin Securities. In June 2014, Woori Finance Holdings sold its 37.9% ownership interest in Woori Investment & Securities, its 51.6% ownership interest in Woori Aviva Life Insurance and its

100.0% ownership interest in Woori FG Savings Bank to NongHyup Financial Group in a collective sale. As a result of such sales, Woori Investment & Securities, Woori Asset Management, Woori Aviva Life Insurance, Woori FG Savings Bank, Woori F&I and Woori Financial were no longer subsidiaries of Woori Finance Holdings, and it no longer owned any shares in such former subsidiaries. See “Item 4A. History and Development of the Company—Privatization Plan.”

In light of such dispositions during 2014, Kwangju Bank, Kyongnam Bank, Woori Investment & Securities, Woori Aviva Life Insurance, Woori Asset Management, Woori Financial, Woori FG Savings Bank and Woori F&I were classified as a disposal group held for distribution or sale, and their operations were accounted for as discontinued operations, in our consolidated statements of financial position and comprehensive income as of and for the year ended December 31, 2013, as well as in our consolidated statement of comprehensive income for the year ended December 31, 2014, included in this annual report. Accordingly, in general, our financial information as of December 31, 2013 and 2014 and for the years ended December 31, 2013 and 2014 appearing below does not include financial data with respect to such discontinued operations. For further information regarding such discontinued operations, see Notes 46 and 47 of the notes to our consolidated financial statements included elsewhere in this annual report.

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

	June 30, 2011		Dec. 31, 2011		June 30, 2012		Dec. 31, 2012		June 30, 2013		Dec. 31, 2013		June 30, 2014		Dec. 31, 2014		June 30, 2015		Dec. 31, 2015
KOSPI		2,100.69		1,825.12		1,854.01		1,997.05		1,863.32		2,011.34		2,002.21		1,915.59		2,074.20		1,961.31
￦/US$ exchange rates(1)	￦	1,066.3	￦	1,158.5	￦	1,141.17	￦	1,063.24	￦	1,141.45	￦	1,055.25	￦	1,011.60	￦	1,090.89	￦	1,117.34	￦	1,169.26
Corporate bond rates(2)		4.5%		4.2%		3.9%		3.4%		3.5%		3.6%		3.4%		2.8%		2.5%		2.6%
Treasury bond rates(3)		3.8%		3.3%		3.3%		2.8%		2.9%		2.8%		2.6%		2.1%		1.8%		1.7%

(1)	Represents the noon buying rate on the dates indicated.
(2)	Measured by the yield on three-year Korean corporate bonds rated as A+ by the Korean credit rating agencies.
(3)	Measured by the yield on three-year treasury bonds issued by the Ministry of Strategy and Finance of Korea.

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

Our consolidated financial statements for the year ended December 31, 2015 included a total allowance for credit losses of ￦2,478 billion as of that date. We recorded provisions for credit losses of ￦1,112 billion in 2015.

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

Our consolidated financial statements for the year ended December 31, 2015 included financial assets measured at fair value using a valuation technique of ￦18,503 billion, representing 82.3% of total financial assets measured at fair value, and financial liabilities measured at fair value using a valuation technique of ￦3,299 billion, representing 95.3% of total financial liabilities measured at fair value. As used herein, the fair value using a valuation technique means the fair value at Level 2 and Level 3 in the fair value hierarchy.

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

Our consolidated financial statements for the year ended December 31, 2015 included deferred tax assets and liabilities of ￦211 billion and ￦19 billion, respectively, as of that date.

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

Goodwill

Our accounting policy for goodwill is described in Notes 2-(13) and 3-(1) of the notes to our consolidated financial statements.

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
Our consolidated financial statements for the year ended December 31, 2015 included the value of goodwill of ￦104 billion as of that date.

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

Results of Operations

Unless otherwise indicated, the amounts set forth below exclude the results of operations of certain former subsidiaries classified as discontinued operations for 2013 and 2014. See “—Overview—Privatization Plan.”

Net Interest Income

The following table shows, for the periods indicated, the principal components of our interest income:

	Year ended December 31,						Percentage change
	2013		2014		2015		2014/2013	2015/2014
	(in billions of Won)						(%)
Interest income
Due from banks	￦	120	￦	104	￦	81	(13.3)%	(22.1)%
Loans		8,350		8,184		7,700	(2.0)	(5.9)
Financial assets at fair value through profit or loss		109		71		63	(34.9)	(11.3)
Investment financial assets(1)		860		802		808	(6.7)	0.7
Other receivables		54		50		46	(7.4)	(8.0)
Total interest income		9,493		9,211		8,698	(3.0)	(5.6)

Interest expense
Deposits		3,650		3,451		2,888	(5.5)	(16.3)
Borrowings		254		252		217	(0.8)	(13.9)
Debentures		961		885		708	(7.9)	(20.0)
Others		136		130		123	(4.4)	(5.4)

Total interest expense		5,001		4,718		3,936	(5.7)	(16.6)

Net interest income	￦	4,492	￦	4,493	￦	4,762	0.0%	6.0%

Net interest margin(2)		1.94%		1.82%		1.74%

(1)	Includes available-for-sale financial assets and held-to-maturity financial assets.
(2)	The ratio of net interest income to average interest-earning assets.

Comparison of 2015 to 2014

Interest income. Interest income decreased 5.6% from ￦9,211 billion in 2014 to ￦8,698 billion in 2015, primarily as a result of a 5.9% decrease in interest on loans. The average balance of our interest-earning assets increased 10.6% from ￦247,145 billion in 2014 to ￦273,275 in 2015, principally due to the growth of our loan portfolio. The effect of this increase was more than offset by a 55 basis point decrease in the average yield on our interest-earning assets from 3.73% in 2014 to 3.18% in 2015, which reflected a decrease in the general level of interest rates in Korea in 2015 compared to 2014.

The 5.9% decrease in interest on loans from ￦8,184 billion in 2014 to ￦7,700 billion in 2015 was primarily due to:

•

an 80 basis point decrease in the average yield on commercial and industrial loans from 4.48% in 2014 to 3.68% in 2015, which was partially offset by a 7.0% increase in the average volume of such loans from ￦89,030 billion in 2014 to ￦95,241 billion in 2015; and

•

a 51 basis point decrease in the average yield on general purpose household loans (including home equity loans) from 4.15% in 2014 to 3.64% in 2015, which was partially offset by a 2.2% increase in the average volume of such loans from ￦57,720 billion in 2014 to ￦59,003 billion in 2015.

The effect of the above decreases was partially offset by:

•

a 45.1% increase in the average volume of mortgage loans from ￦23,970 billion in 2014 to ￦34,770 billion in 2015, which in turn was partially offset by a 63 basis point decrease in the average yield on such loans from 3.83% in 2014 to 3.20% in 2015; and

•

an 18.6% increase in the average volume of credit card receivables from ￦4,678 billion in 2014 to ￦5,547 billion in 2015, which was enhanced by a 47 basis point increase in the average yield on credit card receivables from 8.49% in 2014 to 8.96% in 2015.

The average yields on commercial and industrial loans, general purpose household loans (including home equity loans) and mortgage loans decreased mainly due to the decrease in the general level of interest rates in Korea in 2015. The increase in the average volume of commercial and industrial loans was primarily due to increased demand from corporate borrowers as well as our marketing efforts to increase our corporate lending. The increase in the average volumes of general purpose household loans (including home equity loans) and mortgage loans mainly reflected increased demand for such loans from customers, primarily as a result of the decrease in the general level of interest rates in Korea in 2015. The increase in the average volume of credit card receivables was attributable mainly to an increase in card loans, while the increase in the average yield on credit card receivables was primarily due to the higher interest rates applicable to card loans compared to other credit card receivables.

Overall, the average volume of our loans increased 10.9% from ￦196,766 billion in 2014 to ￦218,213 billion in 2015, and the average yield on our loans decreased 63 basis points, from 4.16% in 2014 to 3.53% in 2015.

For further information regarding our interest income, see Note 34-(1) of the notes to our consolidated financial statements included elsewhere in this annual report.

Interest expense. Interest expense decreased 16.6% from ￦4,718 billion in 2014 to ￦3,936 billion in 2015, primarily due to a 16.3% decrease in interest expense on deposits, which was enhanced by a 20.0% decrease in interest expense on debentures. The average balance of interest-bearing liabilities increased 11.1% from ￦234,412 billion in 2014 to ￦260,546 billion in 2015, principally due to an increase in the average balance of deposits. The effect of this increase was more than offset by a decrease of 50 basis points in the average cost of interest-bearing liabilities from 2.01% in 2014 to 1.51% in 2015, which was driven mainly by a decrease in the average cost of deposits.

The 16.3% decrease in interest expense on deposits from ￦3,451 billion in 2014 to ￦2,888 billion in 2015 resulted mainly from a 19.3% decrease in interest expense on time and savings deposits from ￦3,190 billion in 2014 to ￦2,573 billion in 2015.

The decrease in interest expense on time and savings deposits was mainly due to a 54 basis point decrease in the average cost of such deposits from 2.07% in 2014 to 1.53% in 2015, which was partially offset by a 9.4% increase in the average balance of such deposits from ￦153,789 billion in 2014 to ￦168,212 billion in 2015. The decrease in the average cost of time and savings deposits was primarily attributable to the decrease in the general level of interest rates in Korea in 2015, while the increase in the average volume of such deposits mainly reflected customers’ continuing preference for low-risk products and institutions in Korea in light of the continuing uncertainty in financial markets in 2015.

Overall, the average volume of our deposits increased 10.2% from ￦179,471 billion in 2014 to ￦197,762 billion in 2015, while the average cost of our deposits decreased by 46 basis points from 1.92% in 2014 to 1.46% in 2015.

The 20.0% decrease in interest expense on debentures from ￦885 billion in 2014 to ￦708 billion in 2015 was primarily due to a 76 basis point decrease in the average cost of debentures from 3.81% in 2014 to 3.05% in 2015, mainly caused by the lower interest rate environment in Korea in 2015. Such decrease was partially offset by a 0.1% increase in the average balance of debentures from ￦23,218 billion in 2014 to ￦23,232 billion in 2015, mainly caused by our increased use of debentures to meet our funding needs.

Net interest margin. Net interest margin represents the ratio of net interest income to average interest-earning assets. Our overall net interest margin decreased from 1.82% in 2014 to 1.74% in 2015, as a 10.6% increase in the average balance of our interest-earning assets from ￦247,145 billion in 2014 to ￦273,275 billion in 2015 outpaced a 6.0% increase in net interest income from ￦4,493 billion in 2014 to ￦4,762 billion in 2015. The growth in average interest-earning assets was matched by an 11.1% increase in average interest-bearing liabilities from ￦234,412 billion in 2014 to ￦260,546 billion in 2015, while the decrease in interest income was more than offset by the decrease in interest expense, resulting in an increase in net interest income. The decrease in net interest margin was driven mainly by a decrease in our net interest spread, which represents the difference between the average yield on our interest-earning assets and the average cost of our interest-bearing liabilities, from 1.72% in 2014 to 1.67% in 2015. The decrease in our net interest spread reflected a larger decrease in the average yield on our interest-earning assets compared to the decrease in the average cost of our interest-bearing liabilities from 2014 to 2015, primarily due to the earlier adjustment of interest rates on interest-earning assets compared to interest rates on interest-bearing liabilities in the context of the lower interest rate environment in Korea in 2015.

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

The average yields on general purpose household loans (including home equity loans), commercial and industrial loan, other commercial loans and mortgage loans decreased mainly due to the decrease in the general level of interest rates in Korea in 2014. The decrease in the average volume of general purpose household loans (including home equity loans) mainly reflected decreased demand for such loans among consumers in light of the continuing uncertainty in the Korean economy. The increase in the average volume of commercial and industrial loans was primarily due to increased demand from corporate borrowers as well as our marketing efforts to increase our corporate lending. The decrease in the average volume of other commercial loans primarily reflected the decrease in the average volume of commercial paper held by Woori Bank China Limited The increase in the average volume of mortgage loans mainly reflected increased demand for such loans from customers, primarily as a result of the decrease in the general level of interest rates in Korea in 2014.

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

Net interest margin. Our overall net interest margin decreased from 1.94% in 2013 to 1.82% in 2014, as our net interest income remained stable at ￦4,493 billion in 2014 compared to ￦4,492 billion in 2013, while the average balance of our interest-earning assets increased 6.7% from ￦231,529 billion in 2013 to ￦247,145 billion in 2014. The growth in average interest-earning assets outpaced a 6.2% increase in average interest-bearing liabilities from ￦220,635 billion in 2013 to ￦234,412 billion in 2014, while the decrease in interest income was offset by the decrease in interest expense, resulting in stable net interest income. The decrease in net interest margin was driven mainly by a decrease in our net interest spread from 1.83% in 2013 to 1.72% in 2014. The decrease in our net interest spread reflected a larger decrease in the average yield on our interest-earning assets compared to the decrease in the average cost of our interest-bearing liabilities from 2013 to 2014, primarily due to the earlier adjustment of interest rates on interest-earning assets compared to interest rates on interest-bearing liabilities in the context of the lower interest rate environment in Korea in 2014.

Impairment Losses due to Credit Loss

Impairment losses due to credit loss include provisions for credit losses, provisions for guarantees and provisions for unused commitments, in each case net of reversal of provisions.

Comparison of 2015 to 2014

Our impairment losses due to credit loss decreased by 11.9% from ￦1,097 billion in 2014 to ￦966 billion in 2015, primarily due to a change in provisions for guarantees, net of reversal of provisions for guarantees, from net provisions of ￦14 billion in 2014 to a net reversal of provisions of ￦140 billion in 2015. Such change was mainly attributable to a decrease in the demand for guarantees from our corporate customers.

Our provisions for credit losses remained relatively stable at ￦1,116 billion in 2014 compared to ￦1,112 billion in 2015.

Comparison of 2014 to 2013

Our impairment losses due to credit loss decreased by 51.8% from ￦2,277 billion in 2013 to ￦1,097 billion in 2014, primarily due to a 49.2% decrease in provisions for credit losses, net of reversal of allowance for credit losses, from ￦2,199 billion in 2013 to ￦1,116 billion in 2014. Such decrease was mainly attributable to an overall improvement in the asset quality of our corporate loan portfolio, reflecting a decrease in delinquency rates.

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

Corporate Loans

The following table shows, for the periods indicated, certain information regarding our impaired corporate loans (including government loans and bank loans):

	As of December 31,
	2013(1)	2014(1)	2015
Impaired corporate loans as a percentage of total corporate loans	4.1%	3.2%	2.1%
Allowance for credit losses for corporate loans as a percentage of total corporate loans	2.5	1.8	1.3
Allowance for credit losses for corporate loans as a percentage of impaired corporate loans	59.8	55.9	63.0
Net charge-offs as a percentage of total corporate loans	1.1	0.9	0.7

(1)	The amounts for 2013 and 2014 include only continuing operations.

During 2015, impaired corporate loans, allowance for credit losses for corporate loans and net charge-offs, each as a percentage of total corporate loans, decreased due to an improvement in the overall credit quality of our corporate loans, which was enhanced by an increase in the total amount of our corporate loans from ￦121,746 billion as of December 31, 2014 to ￦127,622 billion as of December 31, 2015. However, allowance for credit losses for corporate loans as a percentage of impaired corporate loans increased during 2015 as the degree of overall impairment of our impaired corporate loans was more severe in 2015 compared to 2014, as a result of which the decrease in allowance for credit losses for corporate loans from ￦2,150 billion as of December 31, 2014 to ￦1,700 billion as of December 31, 2015 was outpaced by the decrease in impaired corporate loans from ￦3,847 billion as of December 31, 2014 to ￦2,697 billion as of December 31, 2015.

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

Consumer Loans and Credit Card Balances

The following table shows, for the periods indicated, certain information regarding our impaired loans to the consumer sector, excluding credit card balances:

	As of December 31,
	2013(1)	2014(1)	2015
Impaired consumer loans as a percentage of total consumer loans	0.9%	0.6%	0.4%
Allowance for credit losses for consumer loans as a percentage of total consumer loans	0.4	0.4	0.2
Allowance for credit losses for consumer loans as a percentage of impaired consumer loans	49.8	66.3	57.1
Net charge-offs of consumer loans as a percentage of total consumer loans	0.1	0.1	0.2

(1)	The amounts for 2013 and 2014 include only continuing operations.

During 2015, impaired consumer loans and allowance for credit losses for consumer loans, each as a percentage of total consumer loans, decreased mainly as a result of an improvement in the overall credit quality of our consumer loans, which was enhanced by an increase in the total amount of our consumer loans from ￦80,217 billion as of December 31, 2014 to ￦93,448 billion as of December 31, 2015. Allowance for credit losses for consumer loans as a percentage of impaired consumer loans also decreased, as the degree of impairment of our impaired consumer loans was not as severe in 2015 compared to 2014, including as a result of increased charge-offs of impaired consumer loans in 2015. Due mainly to such increased charge-offs, net charge-offs of consumer loans as a percentage of total consumer loans increased.

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

The following table shows, for the periods indicated, certain information regarding our impaired credit card balances:

	As of December 31,
	2013(1)	2014(1)	2015
Impaired credit card balances as a percentage of total credit card balances(2)	1.8%	2.6%	2.4%
Allowance for credit losses for credit card balances as a percentage of total credit card balances(2)	2.5	2.5	2.4
Allowance for credit losses for credit card balances as a percentage of impaired credit card balances(2)	141.3	97.7	101.4
Net charge-offs as a percentage of total credit card balances(2)	3.3	2.6	2.7

(1)	The amounts for 2013 and 2014 include only continuing operations.
(2)	Includes corporate credit card balances.

During 2015, impaired credit card balances and allowance for credit losses for credit card balances, each as a percentage of total credit card balances, decreased mainly as a result of an improvement in the overall asset quality of our credit card portfolio, the effect of which was enhanced by an increase in the total amount of our credit card balances from ￦5,114 billion as of December 31, 2014 to ￦6,099 billion as of December 31, 2015. However, allowance for credit losses for credit card balances as a percentage of impaired credit card balances increased, due mainly to a deterioration in the overall mix of our impaired credit card balances, as a result of which the growth in impaired credit card balances from ￦132 billion as of December 31, 2014 to ￦144 billion as of December 31, 2015 was outpaced by the increase in the allowance for credit losses for credit card balances from ￦129 billion as of December 31, 2014 to ￦146 billion as of December 31, 2015.

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

Net Fees and Commissions Income

The following table shows, for the periods indicated, the components of our net fees and commissions income:

	Year ended December 31,						Percentage change
	2013		2014		2015		2014/2013	2015/2014
	(in billions of Won)						(%)
Fees and commissions income	￦	1,565	￦	1,598	￦	1,757	2.1%	9.9%
Fees and commissions expense		(639)		(681)		(781)	6.6	14.7

Total fees and commissions income, net	￦	926	￦	917	￦	976	(1.0)%	6.4%

Comparison of 2015 to 2014

Our net fees and commissions income increased 6.4% from ￦917 billion in 2014 to ￦976 billion in 2015, as a 9.9% increase in fees and commissions income from ￦1,598 billion in 2014 to ￦1,757 billion in 2015 outpaced a 14.7% increase in fees and commissions expense from ￦681 billion in 2014 to ￦781 billion in 2015. The 9.9% increase in fees and commissions income was mainly the result of a 14.1% increase in credit card fees from ￦747 billion in 2014 to ￦852 billion in 2015, which primarily reflected an increase in the average volume of credit card receivables. The 14.7% increase in fees and commissions expense was primarily due to a 16.0% increase in credit card commissions from ￦555 billion in 2014 to ￦644 billion in 2015, which mainly reflected the increase in average volume of credit card receivables.

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

Net Gain on Financial Assets

The following table shows, for the periods indicated, the components of our net gain on financial assets:

	Year ended December 31,						Percentage change
	2013		2014		2015		2014/2013	2015/2014
	(in billions of Won)						(%)
Gain (loss) on financial assets at fair value through profit or loss, net	￦	124	￦	190	￦	240	53.2%	26.3%
Gain (loss) on available-for-sale financial assets, net(1)		(85)		(69)		(3)	(18.8)	(95.7)

Total net gain (loss) on financial assets	￦	39	￦	121	￦	237	210.3%	95.9%

(1)	Includes impairment losses on available-for-sale financial assets of ￦145 billion in 2013, ￦241 billion in 2014 and ￦135 billion in 2015.

Comparison of 2015 to 2014

Our net gain on financial assets increased 95.9% from ￦121 billion in 2014 to ￦237 billion in 2015, primarily as a result of a 95.7% decrease in net loss on available-for-sale financial assets from ￦69 billion in 2014 to ￦3 billion in 2015, the effect of which was enhanced by a 26.3% increase in net gain on financial assets at fair value through profit or loss from ￦190 billion in 2014 to ￦240 billion in 2015.

The 95.7% decrease in net loss on available-for-sale financial assets was principally due to a 44.0% decrease in impairment loss on available-for-sale securities from ￦241 billion in 2014 to ￦135 billion in 2015, which mainly reflected significant impairment losses recognized on our holdings of equity securities of Taihan Electric Wire Co., Ltd. in 2014, which were not repeated to such degree in 2015. Such decrease was partially offset by a 24.4% decrease in gains on transaction of available-for-sale securities from ￦172 billion in 2014 to ￦130 billion in 2015, which was attributable mainly to a decrease in gains on transaction of beneficiary certificates in local currency.

The 26.3% increase in net gain on financial assets at fair value through profit or loss was principally due to a 146.4% increase in net gain on financial assets designated at fair value through profit or loss from ￦28 billion in 2014 to ￦69 billion in 2015. The increase in net gain on financial assets designated at fair value through profit or loss resulted mainly from a four-fold increase in net gain on equity-linked securities from ￦17 billion in 2014 to ￦68 billion in 2015.

For further information regarding our net gain (loss) on financial assets at fair value through profit or loss, see Note 37 of the notes to our consolidated financial statements included elsewhere in this annual report.

Unrealized gains and losses (other than impairment losses) on available-for-sale financial assets are recorded in our statement of financial position as part of accumulated other comprehensive income, under other equity. In 2015, we recognized a net gain on valuation of available-for-sale financial assets of ￦72 billion as part of other comprehensive income (loss) net of tax.

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

General and Administrative Expenses

The following table shows, for the periods indicated, the components of our general and administrative expenses:

	Year ended December 31,						Percentage change
	2013		2014		2015		2014/2013	2015/2014
	(in billions of Won)						(%)
Employee benefits	￦	1,714	￦	1,748	￦	1,853	2.0%	6.0%
Depreciation and amortization		233		224		237	(3.9)	5.8
Other general and administrative expenses		956		987		1,061	3.2	7.4

General and administrative expenses	￦	2,902	￦	2,959	￦	3,151	2.0%	6.5%

Comparison of 2015 to 2014

Our general and administrative expenses increased 6.5% from ￦2,959 billion in 2014 to ￦3,151 billion in 2015, primarily as a result of a 6.0% increase in employee benefits from ￦1,748 billion in 2014 to ￦1,853 billion in 2015, as well as a 7.4% increase in other general and administrative expenses from ￦987 billion in 2014 to ￦1,061 billion in 2015. The 6.0% increase in employee benefits was principally due to a 5.6% increase in short term employee salaries from ￦1,196 billion in 2014 to ￦1,263 billion in 2015, which mainly reflected an increase in the average wages of our contractual employees. The 7.4% increase in other general and administrative expenses was mainly due to an 11.3% increase in rent from ￦266 billion in 2014 to ￦296 billion in 2015, as well as an 8.8% increase in service charges from ￦215 billion in 2014 to ￦234 billion in 2015. The increase in rent was primarily due to leases of new locations for branches, including at Incheon Airport.

For further information regarding our general and administrative expenses, see Note 40-(1) of the notes to our consolidated financial statements included elsewhere in this annual report.

Comparison of 2014 to 2013

Our general and administrative expenses increased 2.0% from ￦2,902 billion in 2013 to ￦2,959 billion in 2014, principally as a result of a 2.0% increase in employee benefits from ￦1,714 billion in 2013 to ￦1,748 billion in 2014, as well as a 3.2% increase in other general and administrative expenses from ￦956 billion in 2013 to ￦987 billion in 2014. The 2.0% increase in employee benefits was primarily due to a 4.0% increase in other short term employee benefits from ￦346 billion in 2013 to ￦360 billion in 2014, principally reflecting an increase in miscellaneous physical training fringe benefits, as well as a 20.7% increase in redundancy payments from ￦58 billion in 2013 to ￦70 billion in 2014, resulting mainly from an increase in the number of retiring branch managers in connection with the wage peak system. The 3.2% increase in other general and administrative expenses was principally due to a 15.2% increase in rent from ￦231 billion in 2013 to ￦266 billion in 2014, resulting mainly from leases of new locations for branches, including at Gimpo Airport.

For further information regarding our general and administrative expenses, see Note 40-(1) of the notes to our consolidated financial statements included elsewhere in this annual report.

Net Other Operating Expense

The following table shows, for the periods indicated, the components of our net other operating expenses:

	Year ended December 31,						Percentage change
	2013		2014		2015		2014/2013	2015/2014
	(in billions of Won)						(%)
Other operating income	￦	3,107	￦	2,257	￦	3,782	(27.4)%	67.6%
Other operating expenses		(3,233)		(2,931)		(4,392)	(9.3)	49.8

Total net other operating expenses	￦	(126)	￦	(674)	￦	(610)	434.9%	(9.5)%

Comparison of 2015 to 2014

Our net other operating expenses decreased 9.5% from ￦674 billion in 2014 to ￦610 billion in 2015, as the effect of a 49.8% increase in other operating expenses from ￦2,931 billion in 2014 to ￦4,392 billion in 2015 was more than offset by a 67.6% increase on other operating income from ￦2,257 billion in 2014 to ￦3,782 billion in 2015.

Other operating income includes principally gains on transaction of foreign exchange, gains on disposal of loans and receivables, gains on fair value of hedged items and miscellaneous other operating income. The 67.6% increase in other operating income was attributable mainly to a 77.9% increase in gains on transaction of foreign exchange from ￦1,884 billion in 2014 to ￦3,352 billion in 2015. This increase, which was principally due to higher exchange rate volatility in 2015, was more than offset by an increase in loss on transaction of foreign exchange, which is recorded as part of other operating expenses. On a net basis, our net loss on transaction of foreign exchange increased 310.5% from ￦19 billion in 2014 to ￦78 billion in 2015.

Other operating expenses include principally losses on transaction of foreign exchange, contributions to miscellaneous funds, deposit insurance premiums, losses on hedging derivatives and miscellaneous other operating expenses. The 49.8% increase in other operating expenses was primarily the result of an 80.3% increase in loss on transaction of foreign exchange from ￦1,902 billion in 2014 to ￦3,430 billion in 2015, which reflected higher exchange rate volatility during 2015. This increase was partially offset by an increase in gains on transaction of foreign exchange, which is recorded as part of other operating income as discussed above. The increase in loss on transaction of foreign exchange was offset in part by a 20.8% decrease in other miscellaneous operating expenses from ￦293 billion in 2014 to ￦232 billion in 2015, which was primarily due to a 28.9% decrease in amounts payable to other credit financial institutions under the terms of borrower debt restructuring programs from ￦218 billion in 2014 to ￦155 billion in 2015.

For further information regarding our net other operating expense, see Notes 40-(2) and (3) of the notes to our consolidated financial statements included elsewhere in this annual report.

Comparison of 2014 to 2013

Our net other operating expenses increased 434.9% from ￦126 billion in 2013 to ￦674 billion in 2014, as the effect of a 9.3% decrease in other operating expenses from ￦3,233 billion in 2013 to ￦2,931 billion in 2014 was more than offset by a 27.4% decrease in other operating income from ￦3,107 billion in 2013 to ￦2,257 billion in 2014.

The 27.4% decrease in other operating income was attributable mainly to a 26.8% decrease in gains on transaction of foreign exchange from ￦2,573 billion in 2013 to ￦1,884 billion in 2014. This decrease, which was principally due to reduced exchange rate volatility in 2014, was partially offset by a decrease in loss on transaction of foreign exchange, which is recorded as part of other operating expenses. On a net basis, our net gain (loss) on transaction of foreign exchange changed from a net gain of ￦133 billion in 2013 to a net loss of ￦19 billion in 2014. The decrease in gains on transaction of foreign exchange was enhanced by a 52.5% decrease in other miscellaneous operating income from ￦280 billion in 2013 to ￦133 billion in 2014, which was attributable mainly to a 52.3% decrease in amounts to be received from other creditor financial institutions under the terms of borrower debt restructuring programs from ￦216 billion in 2013 to ￦103 billion in 2014.

The 9.3% decrease in other operating expenses was primarily the result of a 22.0% decrease in loss on transaction of foreign exchange from ￦2,439 billion in 2013 to ￦1,902 billion in 2014, which reflected reduced exchange rate volatility during 2014. This decrease was more than offset by a decrease in gains on transaction of foreign exchange, which is recorded as part of other operating income as discussed above. The decrease in loss on transaction of foreign exchange was enhanced by an 82.5% decrease in losses related to derivatives from ￦120 billion in 2013 to ￦21 billion in 2014, which also mainly reflected reduced exchange rate volatility during 2014. Such decreases were offset in part by a more than three-fold increase in other miscellaneous operating expenses from ￦74 billion in 2013 to ￦293 billion in 2014. Such increase in other miscellaneous operating income was primarily due to a more than six-fold increase in amounts payable to other creditor financial institutions under the terms of borrower debt restructuring programs from ￦35 billion in 2013 to ￦218 billion in 2014.

For further information regarding our net other operating expense, see Notes 40-(2) and (3) of the notes to our consolidated financial statements included elsewhere in this annual report.

Other Net Non-operating Income

The following table shows, for the periods indicated, the components of our other net non-operating income:

	Year ended December 31,						Percentage change
	2013		2014		2015		2014/2013	2015/2014
	(in billions of Won)						(%)
Other non-operating income	￦	145	￦	134	￦	273	(7.6)%	103.7%
Other non-operating expenses		(96)		(130)		(102)	35.4	(21.5)

Total other net non-operating income	￦	49	￦	4	￦	171	(91.8)%	4,175.0%

Comparison of 2015 to 2014

Our other net non-operating income increased significantly from ￦4 billion in 2014 to ￦171 billion in 2015, as the effect of a 103.7% increase in other non-operating income from ￦134 billion in 2014 to ￦273 billion in 2015 was enhanced by a 21.5% decrease in other non-operating expenses from ￦130 billion in 2014 to ￦102 billion in 2015.

Other non-operating income includes principally gains on disposal of investment in joint ventures and associates, gains on disposal of premises and equipment and other assets, rental income and miscellaneous other non-operating income. The 103.7% increase in other non-operating income was attributable mainly to a 109.7% increase in miscellaneous other non-operating income from ￦93 billion in 2014 to ￦195 billion in 2015, which was enhanced by a 100.0% increase in gains on disposal of investment in joint ventures and associates from ￦31 billion in 2014 to ￦62 billion in 2015. The increase in miscellaneous other non-operating income mainly reflected a gain of ￦133 billion recognized in 2015 as a result of a judgment in favor of us and the other plaintiffs in a lawsuit against member companies of the Samsung Group for payment of guarantees they had provided to the plaintiffs in respect of certain obligations of Samsung Motors, a former affiliate. The increase in gains on disposal of investment in joint ventures and associates was attributable mainly to the recognition of negative goodwill in connection with our conversion of certain convertible bonds held as investment assets in 2015.

Other non-operating expenses include principally donations, expenses on investment properties, losses on disposal of investment in joint ventures and associates and miscellaneous other non-operating expenses. The 21.5% decrease in other non-operating expenses was attributable mainly to a 30.3% decrease in miscellaneous other non-operating expenses from ￦66 billion in 2014 to ￦46 billion in 2015.

Comparison of 2014 to 2013

Our other net non-operating income decreased 91.8% from ￦49 billion in 2013 to ￦4 billion in 2014, as the effect of a 35.4% increase in other non-operating expenses from ￦96 billion in 2013 to ￦130 billion in 2014 was enhanced by a 7.6% decrease in other non-operating income from ￦145 billion in 2013 to ￦134 billion in 2014.

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

Comparison of 2015 to 2014

Income tax expense increased 30.9% from ￦288 billion in 2014 to ￦377 billion in 2015, mainly as a result of an increase in our net income before income tax expense, the effect of which was offset in part by a decrease in non-deductible expenses. The statutory tax rate was 24.2% for pre-tax income over ￦20 billion in 2014 and 2015. Our effective tax rate was 34.5% in 2014 and 25.9% in 2015. See Note 42 of the notes to our consolidated financial statements included elsewhere in this annual report.

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

Net Income from Continuing Operations

Due to the factors described above, we recorded net income from continuing operations of ￦1,075 billion in 2015, compared to ￦546 billion in 2014 and ￦253 billion in 2013.

Net Income (Loss) from Discontinued Operations

The Korean government, which currently owns 51.06% of our outstanding common stock through the KDIC, has been implementing a privatization plan with respect to Woori Finance Holdings and its former subsidiaries, including us. See “Item 4A. History and Development of the Company—Privatization Plan.” In light of the dispositions of such former subsidiaries under the privatization plan, which were completed during 2014, Kwangju Bank, Kyongnam Bank, Woori Investment & Securities, Woori Aviva Life Insurance, Woori Asset Management, Woori Financial, Woori FG Savings Bank and Woori F&I were classified as a disposal group held for distribution or sale, and their operations were accounted for as discontinued operations, in our consolidated financial statements as of and for the year ended December 31, 2013, as well as in our consolidated statement of comprehensive income for the year ended December 31, 2014, included in this annual report.

For further information regarding the accounting treatment of our discontinued operations, see Notes 46 and 47 of the notes to our consolidated financial statements included elsewhere in this annual report.

Comparison of 2015 to 2014

We had no net income (loss) from discontinued operations in 2015, compared to net income from discontinued operations of ￦662 billion in 2014.

Comparison of 2014 to 2013

Net income (loss) from discontinued operations changed from a net loss of ￦966 billion in 2013 to net income of ￦662 billion in 2014. Such change was attributable primarily to impairment losses of ￦793 billion recognized in 2013 on the disposal group held for sale (comprising Woori Investment & Securities, Woori Aviva Life Insurance, Woori Asset Management, Woori Financial, Woori FG Savings Bank and Woori F&I), as well as certain income tax expense amounts recognized in 2013 in connection with the planned spin-off of the disposal group held for distribution (comprising Kwangju Bank and Kyongnam Bank), both of which were not repeated in 2014. The effect of these changes was enhanced by the recognition in 2014 of ￦577 billion of income tax benefit with respect to the disposal group held for distribution, due mainly to the reversal in 2014 of the income tax expense amounts recognized in 2013 in connection with the planned spin-off of such disposal group, as a result of the adoption and effectiveness prior to such spin-off in May 2014 of an amendment to the Tax Reduction and Exemption Control Act of Korea that allowed the spin-off to be recognized as a tax-free transaction.

Net Income (Loss)

Overall, we recorded net income of ￦1,075 billion in 2015, compared to net income of ￦1,208 billion in 2014 and a net loss of ￦713 billion in 2013.

Results by Principal Business Segment

We compile and analyze financial information for our business segments based upon segment information used by our management for the purposes of resource allocation and performance evaluation. We currently have six operational business segments: consumer banking, corporate banking, investment banking, capital markets, credit card and other operations.

The following table shows, for the periods indicated, our results of operations by segment, excluding discontinued operations for 2013 and 2014:

	Net income Year ended December 31,						Total operating income(1) Year ended December 31,
	2013		2014		2015		2013		2014		2015
	(in billions of Won)
Consumer banking	￦	110	￦	84	￦	26	￦	159	￦	127	￦	54
Corporate banking		(26)		516		317		(24)		673		418
Investment banking		(23)		(51)		165		(68)		(108)		174
Capital markets		36		(8)		11		13		11		15
Credit card		(14)		103		117		(19)		133		155
Other operations		1,535		1,740		552		364		250		551

Total(2)	￦	1,618	￦	2,384	￦	1,188	￦	425	￦	1,086	￦	1,367

(1)	Comprises net interest income, net non-interest income, administrative expenses and impairment losses due to credit losses.
(2)	Before adjustments for inter-segment transactions (other than inter-segment loans and borrowings) and certain differences in classification under our management reporting system.

Consumer Banking

This segment consists of our consumer banking operations. The following table shows, for the periods indicated, our income statement data for this segment:

	Year ended December 31,						Percentage change
	2013		2014		2015		2014/2013	2015/2014
	(in billions of Won)						(%)
Income statement data
Interest income	￦	3,233	￦	3,032	￦	2,851	(6.2)%	(6.0)%
Interest expense		(1,653)		(1,591)		(1,228)	(3.8)	(22.8)
Inter-segment		(75)		(49)		(334)	(34.7)	581.6

Net interest income		1,505		1,392		1,289	(7.5)	(7.4)

Non-interest income		646		724		886	12.1	22.4
Non-interest expense		(244)		(250)		(353)	2.5	41.2
Inter-segment		14		20		22	42.9	10.0

Net non-interest income		416		494		555	18.8	12.3

Administrative expenses		(1,643)		(1,700)		(1,782)	3.5	4.8
Impairment losses due to credit loss and others(1)		(119)		(59)		(8)	(50.4)	(86.4)

Total other expenses		(1,762)		(1,759)		(1,790)	(0.2)	1.8

Operating income		159		127		54	(20.1)	(57.5)

Net non-operating loss		(14)		(15)		(19)	7.1	26.7

Net income before tax		145		111		35	(23.5)	(68.5)

Income tax expense		(35)		(27)		(9)	(22.9)	(66.7)

Net income	￦	110	￦	84	￦	26	(23.6)%	(69.1)%

(1)	Consist of impairment losses due to credit loss, gain (loss) on loan sales and provisions (reversal of provisions).

Comparison of 2015 to 2014

Our net income before tax for this segment decreased 68.5% from ￦111 billion in 2014 to ￦35 billion in 2015. Net income after tax also decreased 69.1% from ￦84 billion in 2014 to ￦26 billion in 2015.

Interest income for this segment decreased 6.0% from ￦3,032 billion in 2014 to ￦2,851 billion in 2015, primarily due to a decrease in the average yield on general purpose household loans (including home equity loans), mainly reflecting the decrease in the general level of interest rates in Korea in 2015, which was partially offset by an increase in the average balance of such loans. The effect of such decrease in average yield was also offset in part by an increase in the average balance of mortgage loans, mainly reflecting increased demand for such loans, which in turn was partially offset by a decrease in the average yield on such loans.

Interest expense attributable to this segment decreased 22.8% from ￦1,591 billion in 2014 to ￦1,228 billion in 2015. The decrease in interest expense was primarily due to a decrease in the average cost of time and savings deposits held by consumers, which was mainly attributable to the decrease in the general level of interest rates in Korea in 2015.

Net interest expense from inter-segment transactions for this segment increased 581.6% from ￦49 billion in 2014 to ￦334 billion in 2015, principally as a result of increased funding needs for this segment in light of the increase in the average volume of mortgage loans.

Impairment losses due to credit loss and others for this segment decreased 86.4% from ￦59 billion in 2014 to ￦8 billion in 2015, primarily as a result of a decrease in provisions for credit losses, net of reversal of allowance for credit losses, mainly reflecting an overall improvement in the asset quality of our consumer loan portfolio.

Non-interest income attributable to this segment increased 22.4% from ￦724 billion in 2014 to ￦886 billion in 2015, primarily due to an increase in gains on transaction of foreign exchange.

Non-interest expense for this segment increased 41.2% from ￦250 billion in 2014 to ￦353 billion in 2015, primarily as a result of an increase in losses on transaction of foreign exchange.

Administrative expenses attributable to this segment increased 4.8% from ￦1,700 billion in 2014 to ￦1,782 billion in 2015, primarily due to an increase in salaries paid to our employees in this segment.

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

Impairment losses due to credit loss and others for this segment decreased 50.4% from ￦119 billion in 2013 to ￦59 billion in 2014, primarily as a result of a decrease in provisions for credit losses, net of reversal of allowance for credit losses, mainly reflecting an overall improvement in the asset quality of our consumer loan portfolio, including in particular our mortgage loan portfolio.

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

Corporate Banking

This segment consists of our corporate banking (including small- and medium-sized enterprise banking and large corporate banking) operations. The following table shows, for the periods indicated, our income statement data for this segment:

	Year ended December 31,						Percentage change
	2013		2014		2015		2014/2013	2015/2014
	(in billions of Won)						(%)
Income statement data
Interest income	￦	3,833	￦	3,637	￦	3,256	(5.1)%	(10.5)%
Interest expense		(2,283)		(2,192)		(1,880)	(4.0)	(14.2)
Inter-segment		397		297		324	(25.2)	9.1

Net interest income		1,947		1,742		1,700	(10.5)	(2.4)

Non-interest income		519		439		503	(15.4)	14.6
Non-interest expense		(100)		(14)		(26)	(86.0)	85.7
Inter-segment		25		29		37	16.0	27.6

Net non-interest income		444		454		514	2.3	13.2

Administrative expenses		(832)		(835)		(926)	0.4	10.9
Impairment losses due to credit loss and others(1)		(1,583)		(688)		(870)	(56.5)	26.5

Total other expenses		(2,415)		(1,523)		(1,796)	(36.9)	17.9

Operating income (loss)		(24)		673		418	N/M (2)	(37.9)

Net non-operating loss		(10)		(3)		(2)	(70.0)	(33.3)

Net income (loss) before tax		(34)		670		416	N/M (2)	(37.9)

Income tax expense		8		(154)		(99)	N/M (2)	(35.7)

Net income (loss)	￦	(26)	￦	516	￦	317	N/M (2)	(38.6)

(1)	Consist of impairment losses due to credit loss, gain (loss) on loan sales and provisions (reversal of provisions).
(2)	N/M = not meaningful.

Comparison of 2015 to 2014

Our net income (loss) before tax for this segment decreased 37.9% from ￦670 billion in 2014 to ￦416 billion in 2015. Net income (loss) after tax also decreased 38.6% from ￦516 billion in 2014 to ￦317 billion in 2015.

Interest income for this segment decreased 10.5% from ￦3,637 billion in 2014 to ￦3,256 billion in 2015, primarily due to a decrease in average yields on commercial and industrial and other commercial loans, mainly reflecting the decrease in the general level of interest rates in Korea in 2015, the effect of which was partially offset by an increase in the average balance of such loans.

Interest expense attributable to this segment, which consists mainly of interest expense on corporate deposits, borrowings and debentures, decreased 14.2% from ￦2,192 billion in 2014 to ￦1,880 billion in 2015. The decrease in interest expense was primarily due to a decrease in the average cost of time and savings deposits held by corporate customers, which was enhanced by decreases in the average cost of corporate debentures and borrowings, all of which were mainly attributable to the decrease in the general level of interest rates in Korea in 2015.

Net interest income from inter-segment transactions for this segment increased 9.1% from ￦297 billion in 2014 to ￦324 billion in 2015, principally as a result of an increase in the average balance of loans to other segments, which mainly reflected increased funding needs of the consumer banking segment.

Impairment losses due to credit loss and others for this segment increased 26.5% from ￦688 billion in 2014 to ￦870 billion in 2015, primarily as a result of an increase in provisions for commercial and industrial and other commercial loans, mainly reflecting an increase in the outstanding balance of such loans.

Non-interest income attributable to this segment increased 14.6% from ￦439 billion in 2014 to ￦503 billion in 2015, primarily due to an increase in gains on transaction of foreign exchange.

Non-interest expense for this segment increased 85.7% from ￦14 billion in 2014 to ￦26 billion in 2015, primarily as a result of an increase in losses on transaction of foreign exchange.

Administrative expenses attributable to this segment increased 10.9% from ￦835 billion in 2014 to ￦926 billion in 2015, primarily due to an increase in salaries paid to our employees in this segment.

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

Interest expense attributable to this segment decreased 4.0% from ￦2,283 billion in 2013 to ￦2,192 billion in 2014. The decrease in interest expense was primarily due to a decrease in the average cost of time and savings deposits held by corporate customers, which was mainly attributable to the decrease in the general level of interest rates in Korea in 2014.

Net interest income from inter-segment transactions for this segment decreased 25.2% from ￦397 billion in 2013 to ￦297 billion in 2014, principally as a result of a decrease in the average yield on loans to other segments, which mainly reflected the decrease in the general level of interest rates in Korea in 2014.

Impairment losses due to credit loss and others for this segment decreased 56.5% from ￦1,583 billion in 2013 to ￦688 billion in 2014, primarily as a result of a decrease in provisions for credit losses, net of reversal of allowance for credit losses, mainly reflecting an overall improvement in the asset quality of our corporate loan portfolio.

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

Investment Banking

This segment consists of our investment banking operations, including principally project finance, structured finance, merger and acquisition financing and financial advisory services. The following table shows, for the periods indicated, our income statement data for this segment:

	Year ended December 31,						Percentage change
	2013		2014		2015		2014/2013	2015/2014
	(in billions of Won)						(%)
Income statement data
Interest income	￦	257	￦	199	￦	155	(22.6)%	(22.1)%
Interest expense		(1)		—		—	(100.0)	—
Inter-segment		(236)		(198)		(149)	(16.1)	(24.7)

Net interest income		20		1		6	(95.0)	500.0
Non-interest income		402		348		490	(13.4)	40.8
Non-interest expense		(334)		(282)		(375)	(15.6)	33.0
Inter-segment		—		—		—	—	—

Net non-interest income		68		66		115	(2.9)	74.2
Administrative expenses		(17)		(14)		(15)	(17.7)	7.1
Impairment losses due to credit loss and others(1)		(139)		(161)		68	15.8	N/M	(2)

Total other expenses		(156)		(175)		53	12.3	N/M	(2)

Operating income (loss)		(68)		(108)		174	58.8	N/M	(2)

Net non-operating income		38		40		44	5.3	10.0

Net income (loss) before tax		(30)		(68)		218	126.7	N/M	(2)

Income tax expense		7		17		(53)	142.9	N/M	(2)

Net income (loss)	￦	(23)	￦	(51)		￦165	121.7%	N/M	(2)

(1)	Consist of impairment losses due to credit loss, gain (loss) on loan sales and provisions (reversal of provisions).
(2)	N/M = not meaningful.

Comparison of 2015 to 2014

Our net income (loss) before tax for this segment changed from a net loss of ￦68 billion in 2014 to net income of ￦218 billion in 2015. Net income (loss) after tax also changed from a net loss of ￦51 billion in 2014 to net income of ￦165 billion in 2015.

Interest income for this segment, which consists mainly of interest income from working capital loans, decreased 22.1% from ￦199 billion in 2014 to ￦155 billion in 2015, mainly reflecting the decrease in the general level of interest rates in Korea in 2015.

Net interest expense on inter-segment transactions for this segment decreased 24.7% from ￦198 billion in 2014 to ￦149 billion in 2015, principally as a result of a decrease in the average cost of borrowings from other segments, which mainly reflected the decrease in the general level of interest rates in Korea in 2015.

Impairment losses due to credit loss and others for this segment changed from a net loss of ￦161 billion in 2014 to a net gain of ￦68 billion in 2015, primarily as a result of reversals of allowance for credit losses of certain companies.

Non-interest income attributable to this segment increased 40.8% from ￦348 billion in 2014 to ￦490 billion in 2015, primarily due to an increase in gains on transaction of foreign exchange.

Non-interest expense for this segment increased 33.0% from ￦282 billion in 2014 to ￦375 billion in 2015, primarily as a result of an increase in losses on transaction of foreign exchange.

Administrative expenses attributable to this segment increased 7.1% from ￦14 billion in 2014 to ￦15 billion in 2015, primarily due to an increase in salaries paid to our employees in this segment.

Comparison of 2014 to 2013

Our net loss before tax for this segment increased 126.7% from ￦30 billion in 2013 to ￦68 billion in 2014. Net loss after tax also increased 121.7% from ￦23 billion in 2013 to ￦51 billion in 2014.

Interest income for this segment decreased 22.6% from ￦257 billion in 2013 to ￦199 billion in 2014, mainly reflecting the decrease in the general level of interest rates in Korea in 2014, as well as increases in deferred interest payments by certain companies and non-performing loans extended to certain companies.

Net interest expense on inter-segment transactions for this segment decreased 16.1% from ￦236 billion in 2013 to ￦198 billion in 2014, principally as a result of a decrease in the average cost of borrowings from other segments, which mainly reflected the decrease in the general level of interest rates in Korea in 2014.

Impairment losses due to credit loss and others for this segment increased 15.8% from ￦139 billion in 2013 to ￦161 billion in 2014, primarily as a result of an increase in provisions for credit losses with respect to non-performing loans of certain companies.

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

Capital Markets

This segment consists of our core capital markets operations, including principally securities investment and trading of securities (other than available-for-sale securities), foreign exchange and derivatives. The following table shows, for the periods indicated, our income statement data for this segment:

	Year ended December 31,						Percentage change
	2013		2014		2015		2014/2013	2015/2014
	(in billions of Won)						(%)
Income statement data
Interest income	￦	82	￦	26	￦	19	(68.3)%	(26.9)%
Interest expense		(29)		—		—	(100.0)	—
Inter-segment		7		3		22	(57.1)	633.3

Net interest income		60		29		41	(51.7)	41.4
Non-interest income		4,850		3,970		5,761	(18.1)	45.1
Non-interest expense		(4,857)		(3,978)		(5,743)	(18.1)	44.4
Inter-segment		—		—		—	—	—

Net non-interest expense		(7)		(8)		18	14.3	N/M	(2)
Administrative expenses		(22)		(16)		(17)	(27.3)	6.3
Impairment losses due to credit loss and others(1)		(18)		6		(27)	N/M (2)	N/M	(2)

Total other expenses		(40)		(10)		(44)	(75.0)	340.0

Operating income (loss)		13		11		15	(15.4)	36.4

Net non-operating income (loss)		34		(21)		—	N/M (2)	(100.0)

Net income (loss) before tax		47		(10)		15	N/M (2)	N/M	(2)

Income tax expense		(11)		2		(4)	N/M (2)	N/M	(2)

Net income (loss)	￦	36	￦	(8)	￦	11	N/M (2)	N/M	(2)

(1)	Consist of impairment losses due to credit loss, gain (loss) on loan sales and provisions (reversal of provisions).
(2)	N/M = not meaningful.

Comparison of 2015 to 2014

Our net income (loss) before tax for this segment changed from a net loss of ￦10 billion in 2014 to net income of ￦15 billion in 2015. Net income (loss) after tax also changed from a net loss of ￦8 billion in 2014 to net income of ￦11 billion in 2015.

Interest income for this segment, which consists mainly of interest income from held-for-trading securities, decreased 26.9% from ￦26 billion in 2014 to ￦19 billion in 2015, primarily due to the decrease in the general level of interest rates in Korea in 2015.

Net interest income on inter-segment transactions for this segment increased 633.3% from ￦3 billion in 2014 to ￦22 billion in 2015, principally as a result of a decrease in the average cost of borrowings from other segments, which mainly reflected the decrease in the general level of interest rates in Korea in 2015.

Impairment losses due to credit loss and others for this segment changed from a net gain of ￦6 billion in 2014 to net loss of ￦27 billion in 2015, primarily as a result of a credit valuation adjustment relating to derivatives, which mainly reflected the credit deterioration of certain corporate issuers.

Non-interest income attributable to this segment increased 45.1% from ￦3,970 billion in 2014 to ￦5,761 billion in 2015, primarily due to an increase in gains on transaction of foreign exchange.

Non-interest expense for this segment increased 44.4% from ￦3,978 billion in 2014 to ￦5,743 billion in 2015, primarily as a result of an increase in losses on transaction of foreign exchange.

Administrative expenses attributable to this segment increased 6.3% from ￦16 billion in 2014 to ￦17 billion in 2015, primarily due to an increase in salaries paid to our employees in this segment.

Comparison of 2014 to 2013

Our net income (loss) before tax for this segment changed from net income of ￦47 billion in 2013 to a net loss of ￦10 billion in 2014. Net income (loss) after tax also changed from net income of ￦36 billion in 2013 to a net loss of ￦8 billion in 2014.

Interest income for this segment decreased 68.3% from ￦82 billion in 2013 to ￦26 billion in 2014, primarily due to the discontinuation of the former lending operations of our merchant banking unit in 2013 due to the expiration of the relevant license and decreases in the average balance and average interest rate of held-for-trading securities.

Interest expense attributable to this segment decreased from ￦29 billion in 2013 to nil in 2014. The decrease in interest expense was primarily due to the discontinuation of the former deposit-taking operations of our merchant banking unit in 2013 due to the expiration of the relevant license.

Impairment losses due to credit loss and others for this segment changed from a net loss of ￦18 billion in 2013 to net gain of ￦6 billion in 2014, primarily as a result of the reclassification of certain expenses related to a lawsuit from impairment losses due to credit loss and others in 2013 to non-operating expenses in 2014.

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

Net non-operating income (loss) for this segment changed from a net income of ￦34 billion in 2013 to a net loss of ￦21 billion in 2014, primarily as a result of the reclassification of certain expenses from impairment losses due to credit loss and others to non-operating expenses in 2014, as described above.

Credit Card

This segment consists of our credit card operations. The following table shows, for the periods indicated, our income statement data for this segment:

	Year ended December 31,						Percentage change
	2013		2014		2015		2014/2013		2015/2014
	(in billions of Won)						(%)
Income statement data
Interest income	￦	272	￦	400	￦	500	47.1%		25.0%
Interest expense		(93)		(113)		(122)	21.5		8.0
Inter-segment		(1)		—		—	(100.0)		—

Net interest income		178		287		378	61.2		31.7
Non-interest income		572		769		871	34.4		13.3
Non-interest expense		(558)		(676)		(773)	21.2		14.4
Inter-segment		—		—		—	—		—

Net non-interest expense		14		93		98	564.3		5.4
Administrative expenses		(87)		(109)		(124)	25.3		13.8
Impairment losses due to credit loss and others(1)		(124)		(138)		(197)	11.3		42.8

Total other expenses		(211)		(247)		(321)	17.1		30.0

Operating income (loss)		(19)		133		155	N/M	(2)	16.5

Net non-operating income (loss)		7		(2)		(5)	N/M	(2)	150.0

Net income (loss) before tax		(12)		131		150	N/M	(2)	14.5

Income tax expense		(2)		(28)		(33)	1,300.0		17.9

Net income (loss)	￦	(14)	￦	103	￦	117	N/M	(2)	13.6

(1)	Consist of impairment losses due to credit loss, gain (loss) on loan sales and provisions (reversal of provisions).
(2)	N/M = not meaningful.

Comparison of 2015 to 2014

Our net income before tax for this segment increased 14.5% from ￦131 billion in 2014 to ￦150 billion in 2015. Net income after tax also increased 13.6% from ￦103 billion in 2014 to ￦117 billion in 2015.

Interest income for this segment increased 25.0% from ￦400 billion in 2014 to ￦500 billion in 2015, primarily due to an increase in the average balance of credit card receivables, mainly reflecting an increase in the volume of credit card transactions as well as an increase in credit card issuances.

Interest expense attributable to this segment increased 8.0% from ￦113 billion in 2014 to ￦122 billion in 2015, primarily due to increased funding needs for this segment in light of the increase in the average balance of credit card receivables.

Impairment losses due to credit loss and others for this segment increased 42.8% from ￦138 billion in 2014 to ￦197 billion in 2015, primarily as a result of an increase in provisions for credit losses, net of reversal of allowance for credit losses, mainly due to an increase in the outstanding balance of our credit card receivables.

Non-interest income attributable to this segment increased 13.3% from ￦769 billion in 2014 to ￦871 billion in 2015, primarily due to an increase in credit card fees, mainly reflecting the increase in the average balance of credit card receivables.

Non-interest expense for this segment increased 14.4% from ￦676 billion in 2014 to ￦773 billion in 2015, primarily as a result of an increase in credit card commissions, mainly reflecting the increase in the average balance of credit card receivables.

Administrative expenses attributable to this segment increased 13.8% from ￦109 billion in 2014 to ￦124 billion in 2015, primarily due to an increase in salaries paid to our employees in this segment, principally reflecting an increase in the number of such employees.

Comparison of 2014 to 2013

Our net income (loss) before tax for this segment changed from a net loss of ￦12 billion in 2013 to net income of ￦131 billion in 2014. Net income after tax also changed from a net loss of ￦14 billion in 2013 to net income of ￦103 billion in 2014.

Interest income for this segment increased 47.1% from ￦272 billion in 2013 to ￦400 billion in 2014, primarily due to an increase in the average balance of credit card receivables, mainly reflecting an increase in the volume of credit card transactions as well as an increase in credit card issuances.

Interest expense attributable to this segment increased 21.5% from ￦93 billion in 2013 to ￦113 billion in 2014, primarily due to increased funding needs for this segment in light of the increase in the average balance of credit card receivables.

Impairment losses due to credit loss and others for this segment increased 11.3% from ￦124 billion in 2013 to ￦138 billion in 2014, primarily as a result of an increase in provisions for credit losses, net of reversal of allowance for credit losses, mainly due to an increase in the outstanding balance of our credit card receivables.

Non-interest income attributable to this segment increased 34.4% from ￦572 billion in 2013 to ￦769 billion in 2014, primarily due to an increase in credit card fees, mainly reflecting the increase in the volume of credit card transactions and the increase in credit card issuances.

Non-interest expense for this segment increased 21.2% from ￦558 billion in 2013 to ￦676 billion in 2014 to, primarily as a result of an increase in credit card commissions, mainly reflecting the increase in the volume of credit card transactions and the increase in credit card issuances.

Administrative expenses attributable to this segment increased 25.3% from ￦87 billion in 2013 to ￦109 billion in 2014, primarily due to an increase in salaries paid to our employees in this segment, principally reflecting an increase in the number of such employees as well as an increase in their average wages, and an increase in IT expenses.

Other Operations

Other operations include all of our operations not included in the other segments, including principally the operations of our Credit Management and Collection Department, our treasury operations involving transactions of available-for-sale securities and financing among financial institutions as well as the operations of all of our subsidiaries other than Woori Card. The following table shows, for the periods indicated, our income statement data for this segment:

	Year ended December 31,						Percentage change
	2013		2014		2015		2014/2013	2015/2014
	(in billions of Won)						(%)
Income statement data
Interest income	￦	1,653	￦	1,587	￦	1,586	(4.0)%	(0.1)%
Interest expense		(1,070)		(987)		(980)	(7.8)	(0.7)
Inter-segment		(91)		(52)		137	(42.9)	N/M (2)

Net interest income		492		548		743	11.4	35.6
Non-interest income		2,950		2,182		3,246	(26.0)	48.8
Non-interest expense		(2,396)		(1,878)		(2,908)	(21.6)	54.9
Inter-segment		(40)		(49)		(58)	22.5	18.4

Net non-interest income		514		255		280	(50.4)	9.8
Administrative expenses		(498)		(518)		(555)	4.0	7.1
Impairment losses due to credit loss and others(1)		(144)		(35)		83	(75.7)	N/M (2)

Total other expenses		(642)		(553)		(472)	(13.9)	(14.7)

Operating income		364		250		551	(31.3)	120.4

Net non-operating income		1,655		1,588		138	(4.1)	(91.3)

Net income before tax		2,019		1,838		689	(9.0)	(62.5)

Income tax expense		(484)		(98)		(137)	(79.8)	39.8

Net income	￦	1,535	￦	1,740	￦	552	13.4%	(68.3)%

(1)	Consist of impairment losses due to credit loss, gain (loss) on loan sales and provisions (reversal of provisions).
(2)	N/M = not meaningful.

Comparison of 2015 to 2014

Our net income before tax for this segment decreased 62.5% from ￦1,838 billion in 2014 to ￦689 billion in 2015. Net income after tax also decreased 68.3% from ￦1,740 billion in 2014 to ￦552 billion in 2015.

Interest income for this segment, which mainly includes interest income due from banks and on certain other loans and financial assets, remained relatively stable at ￦1,586 billion in 2015 compared to ￦1,587 billion in 2014.

Interest expense attributable to this segment, which mainly includes interest expense on debentures, borrowings, call money and deposits due to customers, remained relatively stable at ￦980 billion in 2015 compared to ￦987 billion in 2014.

Net interest income (expense) from inter-segment transactions for this segment changed from a net expense of ￦52 billion in 2014 to net income of ￦137 billion in 2015, principally as a result of a decrease in the average cost of borrowings from other segments, which mainly reflected the decrease in the general level of interest rates in Korea in 2015.

Impairment losses due to credit loss and others for this segment changed from a net loss of ￦35 billion in 2014 to net gain of ￦83 billion in 2015, primarily as a result of reversals of allowance for credit losses of our Credit Management and Collection Department included in this segment, mainly reflecting an increase in recoveries of such Department.

Non-interest income attributable to this segment, which mainly includes gains on transaction of foreign exchange, gains on fair value hedged items and gains on transactions of derivatives, increased 48.8% from ￦2,182 billion in 2014 to ￦3,246 billion in 2015, primarily due to an increase in gains on transactions of foreign exchange, mainly reflecting higher exchange rate volatility in 2015.

Non-interest expense for this segment, which mainly includes losses on transaction of foreign exchange, losses on fair value hedged items and losses on transactions of derivatives, increased 54.9% from ￦1,878 billion in 2014 to ￦2,908 billion in 2015, primarily as a result of an increase in losses on transactions of foreign exchange, mainly reflecting higher exchange rate volatility in 2015.

Administrative expenses attributable to this segment increased 7.1% from ￦518 billion in 2014 to ￦555 billion in 2015, primarily due to an increase in salaries paid to our employees in this segment, principally reflecting an increase in the number of employees at our headquarters and our overseas subsidiaries included in this segment.

Comparison of 2014 to 2013

Our net income before tax for this segment decreased 9.0% from ￦2,019 billion in 2013 to ￦1,838 billion in 2014. However, net income after tax increased 13.4% from ￦1,535 billion in 2013 to ￦1,740 billion in 2014, due to a 79.8% decrease in income tax expense from ￦484 billion in 2013 to ￦98 billion in 2014.

Interest income for this segment decreased 4.0% from ￦1,653 billion in 2013 to ￦1,587 billion in 2014, primarily due to a decrease in interest income from available-for-sale and held-to-maturity securities held by our headquarters and our Treasury Department included in this segment.

Interest expense attributable to this segment decreased 7.8% from ￦1,070 billion in 2013 to ￦987 billion in 2014, primarily due to decreased funding costs for this segment in light of the lower interest rate environment in Korea in 2014.

Net interest expense from inter-segment transactions for this segment decreased 42.9% from ￦91 billion in 2013 to ￦52 billion in 2014, principally as a result of a decrease in the average cost of borrowings from other segments, which mainly reflected the decrease in the general level of interest rates in 2014.

Impairment losses due to credit loss and others for this segment decreased 75.7% from ￦144 billion in 2013 to ￦35 billion in 2014, primarily as a result of an overall improvement in the asset quality of assets held by our subsidiaries, our Credit Management and Collection Department and our Treasury Department included in this segment.

Non-interest income attributable to this segment decreased 26.0% from ￦2,950 billion in 2013 to ￦2,182 billion in 2014, primarily due to decreases in gains on transactions of foreign exchange and derivatives, mainly reflecting lower exchange rate volatility in 2014.

Non-interest expense for this segment decreased 21.6% from ￦2,396 billion in 2013 to ￦1,878 billion in 2014, primarily as a result of decreases in losses on transactions of foreign exchange and losses on transactions of derivatives, mainly reflecting lower exchange rate volatility in 2014.

Administrative expenses attributable to this segment increased 4.0% from ￦498 billion in 2013 to ￦518 billion in 2014, primarily due to an increase in redundancy payments, resulting mainly in connection with the early retirement of employees at our headquarters included in this segment.

Item 5B.	Liquidity and Capital Resources

Financial Condition

Assets

The following table sets forth, as of the dates indicated, the principal components of our assets:

	As of December 31,						Percentage change
	2013(1)		2014		2015		2014/2013	2015/2014
	(in billions of Won)						(%)
Cash and cash equivalents	￦	5,478	￦	5,963	￦	6,644	8.9%	11.4%
Financial assets at fair value through profit or loss		4,806		4,554		5,133	(5.2)	12.7
Available-for-sale financial assets		17,085		18,811		17,171	10.1	(8.7)
Held-to-maturity financial assets		12,039		13,044		13,622	8.3	4.4
Loans and receivables:
Due from banks		10,212		11,105		11,181	8.7	0.7
Loans in local currency		156,028		167,262		185,155	7.2	10.7
Loans in foreign currencies		9,997		11,281		13,105	12.8	16.2
Domestic banker’s letter of credit		4,959		5,712		4,805	15.2	(15.9)
Credit card accounts		4,209		5,114		6,099	21.5	19.3
Bills bought in foreign currencies		4,235		5,552		6,648	31.1	19.7
Bills bought in local currency		186		259		135	39.2	(47.9)
Factoring receivables		176		92		150	(47.7)	63.0
Advances for customers on guarantees		55		53		44	(3.6)	(17.0)
Privately placed bonds		507		346		331	(31.8)	(4.3)
Securitized loans		311		296		310	(4.8)	4.7
Call loans		8,092		4,175		2,758	(48.4)	(33.9)
Bonds purchased under resale agreements		4,981		6,892		7,584	38.4	10.0
Other loans		31		44		46	41.9	4.5
Loan origination costs and fees		295		368		435	24.7	18.2
Present value discount		(25)		(17)		(5)	(32.0)	(70.6)
Other receivables		11,312		7,790		8,539	(31.1)	9.6

		215,560		226,324		247,320	5.0	9.3
Less:
Allowance for credit losses		3,648		2,954		2,478	(19.0)	(16.1)

Total loans and receivables, net		211,912		223,370		244,842	5.4	9.6
Premises and equipment, net		2,536		2,501		2,471	(1.4)	(1.2)
Other assets(2)		1,837		1,914		1,976	4.2	3.2

Disposal group held for sale		34,685		—		—	(100.0)	—
Disposal group held for distribution		50,312		—		—	(100.0)	—

Total assets	￦	340,690	￦	270,157	￦	291,859	(20.7)%	8.0

(1)	The amounts as of December 31, 2013 reflect the classification of certain former subsidiaries as a disposal group held for distribution or sale. See “—Overview—Privatization Plan.”
(2)

Includes investments in joint ventures and associates, investment properties, intangible assets and goodwill, current tax assets, deferred tax assets, derivative assets, assets held for sale and other assets.

For further information on our assets, see “Item 4B. Business Overview—Assets and Liabilities.”

Comparison of 2015 to 2014

Our total assets increased 8.0% from ￦270,157 billion as of December 31, 2014 to ￦291,859 billion as of December 31, 2015, primarily as a result of a 9.3% increase in loans and receivables from ￦226,324 billion as of December 31, 2014 to ￦247,320 billion as of December 31, 2015. This increase in loans and receivables was mainly the result of a 10.7% increase in loans in local currency from ￦167,262 billion as of December 31, 2014 to ￦185,155 billion as of December 31, 2015, which was enhanced by a 16.2% increase in loans in foreign currencies from ￦11,281 billion as of December 31, 2014 to ￦13,105 billion as of December 31, 2015.

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

Liabilities and Equity

The following table sets forth, as of the dates indicated, the principal components of our liabilities and our equity:

	As of December 31,						Percentage change
	2013(1)		2014		2015		2014/2013	2015/2014
	(in billions of Won)						(%)
Liabilities:
Financial liabilities at fair value through profit or loss	￦	2,507	￦	2,675	￦	3,461	6.7%	29.4%
Deposits due to customers		175,324		188,516		209,142	7.5	10.9
Borrowings		18,232		17,708		20,034	(2.9)	13.1
Debentures		21,678		24,796		21,899	14.4	(11.7)
Provisions		685		692		517	1.0	(25.3)
Other financial liabilities		19,914		16,890		16,964	(15.2)	0.4
Other liabilities(2)		543		787		532	44.9	(32.4)

Liabilities directly associated with disposal group held for sale		32,048		—		—	(100.0)	—
Liabilities directly associated with disposal group held for distribution to owners		46,882		—		—	(100.0)	—

Total liabilities		317,813		252,064		272,549	(20.7)	8.1

Equity:
Capital stock		4,030		3,381		3,381	(16.1)	—
Hybrid securities		498		2,539		3,334	409.8	31.3
Capital surplus		177		291		294	64.4	1.0
Other equity		(35)		(2,393)		(1,547)	6,737.1	(35.4)
Retained earnings		13,113		14,165		13,726	8.0	(3.1)

Equity directly associated with disposal group held for sale		30		—		—	(100.0)	—
Equity directly associated with disposal group held for distribution to owners		36		—		—	(100.0)	—

Controlling interests		17,849		17,984		19,188	0.8	6.7

Non-controlling interests		5,028		110		122	(97.8)	10.9

Total equity		22,877		18,093		19,310	(20.9)	6.7

Total liabilities and equity	￦	340,690	￦	270,157	￦	291,859	(20.7)%	8.0%

(1)	The amounts as of December 31, 2013 reflect the classification of certain former subsidiaries as a disposal group held for distribution or sale. See “—Overview—Privatization Plan.”
(2)	Includes net defined benefit liability, current tax liabilities, deferred tax liabilities, derivative liabilities and other liabilities.

For further information on our liabilities, see “Item 4B. Business Overview—Assets and Liabilities.”

Comparison of 2015 to 2014

Our total liabilities increased 8.1% from ￦252,064 billion as of December 31, 2014 to ￦272,549 billion as of December 31, 2015, primarily as a result of an increase in deposits due to customers. Our deposits due to customers increased 10.9% from ￦188,516 billion as of December 31, 2014 to ￦209,142 billion as of December 31, 2015, mainly as a result of an 8.6% increase in time deposits in local currency from ￦161,697 billion as of December 31, 2014 to ￦175,599 billion as of December 31, 2015.

Our total equity increased by 6.7% from ￦18,093 billion as of December 31, 2014 to ￦19,310 billion as of December 31, 2015, primarily as a result of a 35.4% decrease in negative other equity from ￦2,393 billion as of December 31, 2014 to ￦1,547 billion as of December 31, 2015, which was attributable mainly to a decrease in negative other capital adjustments, and a 31.3% increase in hybrid capital securities from ￦2,539 billion as of December 31, 2014 to ￦3,334 billion as of December 31, 2015, which was principally due to the issuance of hybrid securities in June 2015.

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

Liquidity

Our primary source of funding has historically been and continues to be customer deposits, particularly lower-cost retail deposits. Deposits amounted to ￦175,324 billion (excluding discontinued operations), ￦188,516 billion and ￦209,142 billion as of December 31, 2013, 2014 and 2015, which represented approximately 81.3%, 80.7% and 82.2% of our total funding, respectively. We have historically been able to use customer deposits to finance our operations generally, including meeting a portion of our liquidity requirements. Although the majority of deposits are short-term, it has been our experience that the majority of our depositors generally roll over their deposits at maturity, thus providing us with a stable source of funding. However, in the event that a substantial number of our depositors do not roll over their deposits or otherwise decide to withdraw their deposited funds, we would need to place increased reliance on alternative sources of funding, some of which may be more expensive than customer deposits, in order to finance our operations. See “Item 3D. Risk Factors—Other risks relating to our business—Our funding is highly dependent on short-term deposits, which dependence may adversely affect our operations.” In particular, we may increase our utilization of alternative funding sources such as short-term borrowings and cash and cash equivalents (including funds from maturing loans), as well as liquidating our positions in trading and investment securities and using the proceeds to fund parts of our operations, as necessary.

We also obtain funding through borrowings and debentures to meet our liquidity needs. Borrowings represented 8.5% (excluding discontinued operations), 7.6% and 7.9% of our total funding as of December 31, 2013, 2014 and 2015, respectively. Debentures represented 10.0% (excluding discontinued operations), 10.6% and 8.6% of our total funding as of December 31, 2013, 2014 and 2015, respectively. For further information on our sources of funding, see “Item 4B. Business Overview—Assets and Liabilities—Funding.”

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

The Financial Services Commission requires each Korean bank to maintain specific Won and foreign currency liquidity ratios. These ratios require us to keep our ratio of liquid assets to liquid liabilities above certain minimum levels. For a description of these requirements, see “Item 4B. Business Overview—Supervision and Regulation—Principal Regulations Applicable to Banks—Liquidity.”

Contractual Obligations and Off-Balance Sheet Arrangements

The following table sets forth our contractual obligations as of December 31, 2015:

	Payments due by period
	Total		Less than 1 year		1-3 years		3-5 years		More than 5 years
	(in billions of Won)
Contractual obligations
Borrowing obligations(1)	￦	20,276	￦	14,465	￦	4,357	￦	954	￦	500
Debenture obligations(1)		23,756		6,975		8,881		3,316		4,584
Deposits(2)(3)		212,917		202,577		5,943		1,680		2,717
Capital (finance) lease obligations		27		10		17		—		—
Operating lease obligations		1,420		243		469		452		256
Purchase obligations		23		13		6		3		1
Employee severance plan obligations		2,145		41		99		141		1,864

Total	￦	260,564	￦	224,324	￦	19,772	￦	6,546	￦	9,922

(1)

Includes estimated future interest payments, which have been estimated using contractual interest rates and scheduled contractual maturities of the outstanding borrowings and debentures as of December 31, 2015. In order to calculate future interest payments on debts with floating rates, we used contractual interest rates as of December 31, 2015.

(2)	Comprising certificates of deposit, other time deposits and installment deposits.
(3)	Includes estimated future interest payments, which have been estimated using weighted average interest rates paid for 2015 for each deposit product category and their scheduled contractual maturities.

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

The following table sets forth our off-balance sheet guarantees and commitments as of the dates indicated:

	As of December 31,
	2013(1)		2014(1)		2015
	(in billions of Won)
Confirmed guarantees	￦	9,806	￦	9,274	￦	9,069
Guarantees for loans		211		109		108
Acceptances		877		710		618
Letters of guarantee		173		126		100
Other confirmed guarantees		8,545		8,329		8,243
Unconfirmed guarantees		7,546		6,540		6,631
Local letters of credit		743		576		423
Import letters of credit		5,024		4,373		4,259
Other unconfirmed guarantees		1,779		1,590		1,950
Commercial paper purchase commitments and others		5,448		2,214		1,615
Loan commitments and others		93,874		93,699		93,583
Loans		90,728		89,638		88,212
Others		3,146		4,061		5,371

(1)	The amounts as of December 31, 2013 and 2014 include discontinued operations.

We analyze our off-balance sheet legally binding credit-related commitments for possible losses associated with such commitments. We review the ability of the counterparties of the underlying credit-related commitments to perform their obligations under the commitments and, if we determine that a loss is probable and estimable, we establish allowances for possible losses in a manner similar to allowances that we would establish with respect to a loan granted under the terms of the applicable commitment. These allowances are reflected as provisions in our statement of financial position. As of December 31, 2015, we had established provisions for possible losses of ￦449 billion with respect to our credit-related commitments.

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

The following table sets forth a summary of our capital and capital adequacy ratios as of December 31, 2013, 2014 and 2015 based on IFRS and applicable regulatory reporting standards:

	As of December 31,
	2013(1)		2014		2015
	(in billions of Won, except percentages)
Tier I capital
Tier I common equity capital
Capital stock	￦	2,983	￦	3,381	￦	3,381
Capital surplus		735		291		294
Retained earnings		10,989		12,409		11,471
Non-controlling interests in consolidated subsidiaries		2		10		14
Others		(201)		(2,979)		(2,112)

Additional Tier I capital
Hybrid securities		2,143		2,463		2,970
Other equity		4		72		46

Total Tier I capital	￦	16,655	￦	15,647	￦	16,064

Tier II capital
Allowance for credit losses(2)	￦	873	￦	1,102	￦	1,145
Subordinated debt		2,854		3,005		3,831
Valuation gain on investment securities		—		—		—
Others		1		1,104		11

Total Tier II capital	￦	3,728	￦	5,211	￦	4,987

Total Tier I and Tier II capital	￦	20,383	￦	20,858	￦	21,051

Risk-weighted assets
Credit risk-weighted assets	￦	120,868	￦	135,698	￦	142,127
Market risk-weighted assets		2,128		1,667		2,596
Operational risk-weighted assets		8,317		8,958		9,348

Total	￦	131,313	￦	146,323	￦	154,071

Tier I common equity capital ratio		11.05%		8.96%		8.47%
Total Tier I capital ratio		12.68%		10.69%		10.43%
Tier II capital ratio		2.84%		3.56%		3.23%
Total Tier I and Tier II capital ratio		15.52%		14.25%		13.66%

(1)	The amounts as of December 31, 2013 are amounts for Woori Bank, not Woori Finance Holdings.
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

Board of Directors

Our board of directors has the ultimate responsibility for managing our affairs. The board currently comprises four standing directors, one non-standing director and six outside directors. Standing directors are directors who are our full-time executive officers, while non-standing directors and outside directors are directors who are not full-time executive officers. Outside directors represent a cross-section of respected and experienced members of the academic, financial, legal and corporate fields in Korea, and must also satisfy certain requirements under Korean law and our articles of incorporation to evidence their independence from us.

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

Standing Directors

Our standing directors are as follows:

Name	Age	Position	Director Since
Kwang-Goo Lee	58	President and Chief Executive Officer	December 30, 2014
Dong-Gun Lee	58	Director and Executive Vice President	March 25, 2016
Soo-Kyung Chung	57	Director and Standing Audit Committee Member	October 10, 2014
Ki-Myung Nam	57	Director and Executive Vice President	March 25, 2016

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

Dong-Gun Lee serves as an executive vice president and head of the business support group. Prior to serving as executive vice president, he was the deputy president. He holds a Bachelor of Arts in Business Administration from Yeungnam University and a Master of Science in Financial Engineering from Yonsei University.

Soo-Kyung Chung is a standing Audit Committee member. She was appointed as a standing Audit Committee member in October 2014. Prior to joining us, she was an attorney at the law firm Ja Woo. She holds a Bachelor of Arts in English Language and Literature from Sungkyunkwan University.

Ki-Myung Nam serves as an executive vice president and head of the domestic business group. Prior to serving as executive vice president, he was the head of the finance and management planning division. He holds a Bachelor of Arts in Business Administration from Seoul National University and a Master of Business Administration from the University of Michigan.

Non-Standing Director

Our non-standing director is as follows:

Name	Age	Position	Director Since	Year Term Ends(1)
Kwang-Woo Choi	54	Non-Standing Director	March 25, 2016	2018

(1)	The date on which the term will end will be the date of the general shareholders’ meeting in the relevant year.

Kwang-Woo Choi was elected as a non-standing director in March 2016. He currently serves as a general manager of public relations at the KDIC. He holds a Bachelor of Arts in Business Administration from Korea University.

Outside Directors

Our outside directors are selected based on their experience and knowledge in diverse areas, which include law, finance, economics, management and accounting. We currently have six outside directors. All were nominated by the Board of Directors Management Committee and approved by our shareholders.

Our outside directors are as follows:

Name	Age	Position	Director Since	Year Term Ends(1)
Il-Hwa Hong	69	Outside Director	March 27, 2015	2017
He-Suk Chun	60	Outside Director	March 27, 2015	2017
Han-Gi Jung	60	Outside Director	March 27, 2015	2017
Ho-Geun Lee	56	Outside Director	March 25, 2016	2018
Sung-Soo Koh	52	Outside Director	March 27, 2015	2017
Sung-Yong Kim	50	Outside Director	March 25, 2016	2018

(1)	The date on which each term will end will be the date of the general shareholders’ meeting in the relevant year.

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

Han-Gi Jung was elected as an outside director in March 2015. He previously served as the representative director of Eugene Asset Management. He holds a Bachelor of Arts in Economics and a Master of Business Administration from Sogang University.

Ho-Geun Lee was elected as an outside director in March 2016. He currently serves as a professor at Yonsei University. He holds a Bachelor of Science in Industrial Engineering from Seoul National University, a Master of Science in Management Science from the Korea Advanced Institute of Science and Technology and a Ph.D. in Management from the University of Texas at Austin.

Sung-Soo Koh was elected as an outside director in March 2015. He currently serves as a professor at Konkuk University. He holds a Bachelor of Arts in Business Administration from Yonsei University, a Master of Business Administration from Columbia University and a Master of Arts and a Ph.D. in Economics from Cornell University.

Sung-Yong Kim was elected as an outside director in March 2016. He currently serves as a professor at Sungkyunkwan University. He holds a Bachelor of Law from Seoul National University and a Master of Laws from the University of Pennsylvania.

If any director wishes to enter into a transaction with us in his or her personal capacity, he or she must obtain the prior approval of our board of directors. The director having an interest in the transaction may not vote at the meeting during which the board approves the transaction.

Executive Officers

In addition to the standing directors who are also our executive officers, we currently have the following nine executive officers.

Name	Age	Position
Tae-Seung Sohn	57	Executive Vice President
Won-Jai Jeong	56	Executive Vice President
Woo-Seok Chae	58	Executive Vice President
Jai-Won Kim	55	Executive Vice President
Hong-Hee Kim	58	Executive Vice President
Hong-Koo Kim	56	Executive Vice President
Jae-Hyun Cho	57	Executive Vice President
Jung-Hoon Choi	57	Executive Vice President
Dong-Bin Lee	56	Executive Vice President

Tae-Seung Sohn serves as an executive vice president in charge of the global business unit and head of the global business group. Prior to serving as executive vice president, he was the director of the financial market business division. He holds a Master of Arts in Law from Seoul National University.

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

Jai-Won Kim serves as an executive vice president and head of the institutional banking business unit. Prior to serving as executive vice president, he was the director of the financial market business unit. He holds a Bachelor of Arts in Business Administration from Seoul National University.

Hong-Hee Kim serves as an executive vice president and head of the real estate finance business unit. Prior to serving as executive vice president, he was the director of the operation and support division. He holds a Bachelor of Arts in Business Administration from Jeonju University.

Hong-Koo Kim serves as an executive vice president and head of the investment banking business unit. Prior to serving as executive vice president, he was the director of the investment banking business division. He holds a Bachelor of Arts in Law from Hanyang University.

Jae-Hyun Cho serves as an executive vice president and head of the smart banking unit. Prior to serving as executive vice president, he was the director of the smart banking division. He holds a Bachelor of Arts in Business Administration from Hongik University.

Jung-Hoon Choi serves as an executive vice president and head of the risk management unit. Prior to serving as executive vice president, he was the director of the international trade business division. He holds a Bachelor of Arts in Public Administration from Chungang University.

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

The aggregate remuneration and benefits-in-kind we paid in 2015 to our standing directors, our outside directors and our other executive officers was ￦4,380 million. In 2015, we did not record additional provisions for allowances for severance and retirement benefits for such directors and officers, as no such directors or officers had been employed with us for over one year in 2015. We do not have service contracts with any of these directors or officers that provide for benefits if employment with us is terminated.

In 2015, we did not grant any stock options and, accordingly, did not recognize any compensation expense for stock options granted under our stock option plan. As of the date of this annual report, we do not have any stock options outstanding.

Item 6C.	Board Practices

See “Item 6A. Directors and Senior Management—Board of Directors” and “Item 6B. Compensation” for information concerning the terms of office and contractual employment arrangements with our directors and executive officers.

Committees of the Board of Directors

We currently have seven committees that serve under the board:

•	the Board of Directors Management Committee;

•	the Board Risk Management Committee;

•	the Audit Committee;

•	the Compensation Committee;

•	the Committee for Recommending Audit Committee Member Candidates;

•	the Committee for Recommending Outside Director Candidates; and

•	the Committee for Recommending Executive Officer Candidates.

The board appoints each member of these committees except for members of the Audit Committee, who are elected by our shareholders at the annual general meeting.

Board of Directors Management Committee

This committee consists of one standing director, one non-standing director and all six outside directors: Kwang-Goo Lee, Kwang-Woo Choi, Il-Hwa Hong, He-Suk Chun, Han-Gi Jung, Ho-Geun Lee, Sung-Soo Koh and Sung-Yong Kim. The chairman is Ho-Geun Lee. This committee, which functions as a steering committee, provides administrative support for the operations of our board of directors. It is responsible for the following:

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

Board Risk Management Committee

This committee consists of one non-standing director and three outside directors: Kwang-Woo Choi, Han-Gi Jung, Il-Hwa Hong and Ho-Geun Lee. The chairman is Han-Gi Jung. It oversees and makes determinations on all significant issues relating to our risk management system. It implements policies regarding, monitors and has ultimate responsibility for managing credit, market and liquidity risk and asset and liability management. The major roles of the Board Risk Management Committee include:

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

Audit Committee

This committee consists of three outside directors and one standing director: Sung-Yong Kim, He-Suk Chun, Sung-Soo Koh and Soo-Kyung Chung. The chairman is He-Suk Chun. It reviews all audit and compliance-related matters and makes recommendations to our board. The Audit Committee, whose members must meet certain qualifications as experts under the committee charter, is also responsible for the following:

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

Compensation Committee

This committee consists of five of our outside directors: Sung-Soo Koh, Il-Hwa Hong, He-Suk Chun, Han-Gi Jung and Ho-Geun Lee. The chairman is Sung-Soo Koh. It is responsible for all matters relating to the following:

•	evaluating management’s performance in developing our business;

•	setting goals and targets with respect to executive performance; and

•	fixing executive compensation, including incentives and bonuses.

This committee holds regular meetings every quarter.

Committee for Recommending Audit Committee Member Candidates

This committee consists of all six of our outside directors: Il-Hwa Hong, He-Suk Chun, Han-Gi Jung, Ho-Geun Lee, Sung-Soo Koh and Sung-Yong Kim. The chairman is Il-Hwa Hong. This committee holds meetings when an Audit Committee member needs to be appointed.

Committee for Recommending Outside Director Candidates

This committee consists of one standing director, one non-standing director and all six outside directors: Kwang-Goo Lee, Kwang-Woo Choi, Il-Hwa Hong, He-Suk Chun, Han-Gi Jung, Ho-Geun Lee, Sung-Soo Koh and Sung-Yong Kim. The chairman is Il-Hwa Hong. This committee holds meetings when an outside director needs to be appointed.

Committee for Recommending Executive Officer Candidates

This committee consists of four outside directors, one shareholder representative and two outside experts. The outside directors are Il-Hwa Hong, He-Suk Chun, Han-Gi Jung and Ho-Geun Lee, the shareholder representative is appointed by the KDIC, our major shareholder, and the outside experts are appointed at least 30 days prior to the notice to convene the shareholders’ meeting to appoint the president and chief executive officer. The chairman is Il-Hwa Hong. This committee holds meetings when our president and chief executive officer needs to be appointed.

Item 6D.	Employees

As of December 31, 2015, we had a total of 15,270 full-time employees, excluding employees of our subsidiaries. The following table sets forth information regarding our employees as of the dates indicated:

	As of December 31,
	2013	2014	2015
Full-time employees	15,056	15,075	15,270
Contractual employees	222	398	583

Total	15,278	15,473	15,853

Approximately 75.0% of our employees as of December 31, 2015 were members of the Korea Financial Industry Union. We have not experienced any significant labor disputes in recent years, although we have made certain concessions to our labor unions. See “Item 3D. Risk Factors—Other risks relating to our business—Labor union unrest may disrupt our operations and hinder our ability to continue to reorganize our operations.” We have placed a high priority on our relationship with our employees and on maintaining an atmosphere of trust and cooperation between our labor and management.

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

We operate a “wage peak” system, under which an employee’s wages reach a certain peak and then are gradually reduced as the employee reaches retirement age. We are also planning to extend a performance-based pay system to all of our employees, as it currently applies only to those who are in the position of deputy general manager or higher as well as certain departments (such as the Investment Banking Department).

We have an employee stock ownership association, which purchases our shares at the request of our employees using their own funds. We do not provide any compensation benefits to employees through such purchases, although the association is entitled to certain pre-emptive rights. See “Item 10B. Memorandum and Articles of Association—Pre-emptive Rights and Issuances of Additional Shares.”

We also provide a wide range of benefits to our employees, including medical insurance, employment insurance, workers compensation, life insurance, financial aid for children’s tuition and pension plans.

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

Common Stock

As of April 22, 2016, the persons who are currently our directors or executive officers, as a group, held an aggregate of 194,009 shares of our common stock. None of these persons individually held more than 1% of our outstanding common stock as of such date. The following table presents information regarding our directors and executive officers who beneficially owned our shares as of April 22, 2016.

Name of Executive Officer or Director	Number of Shares of Common Stock
Kwang-Goo Lee	21,251
Dong-Gun Lee	10,000
Ki-Myung Nam	8,049
Tae-Seung Sohn	12,296
Won-Jai Jeong	17,683
Woo-Seok Chae	47,967
Jai-Won Kim	12,972
Hong-Hee Kim	10,183
Hong-Koo Kim	15,183
Jae-Hyun Cho	8,000
Jung-Hoon Choi	13,272
Dong-Bin Lee	17,153

Total	194,009

Stock Options

As of December 31, 2015, our directors and executive officers did not hold any stock options. As of the date of this annual report, we do not have any stock options outstanding.

Item 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Item 7A.	Major Shareholders

The following table presents information regarding the beneficial ownership of our common stock at April 22, 2016 by each person or entity known to us to own beneficially more than 5% of the outstanding shares of our common stock:

Except as otherwise indicated, each shareholder identified by name has:

•	sole voting and investment power with respect to its shares; and

•	record and beneficial ownership with respect to its shares.

Beneficial Owner	Number of Shares of Common Stock	Percentage of Total Shares of Common Stock	Percentage of Total Shares on a Fully Diluted Basis
KDIC	345,142,556	51.06	51.06

As of April 22, 2016, our president and chief executive officer owned 21,251 shares of our common stock. Our executive officers (excluding our president and chief executive officer) collectively owned 172,758 shares of our common stock. None of our outside directors owned any shares of our common stock.

Other than as set forth above, no other person or entity known by us to be acting in concert, directly or indirectly, jointly or separately, owned 5.0% or more of the outstanding shares of our common stock or exercised control or could exercise control over us as of April 22, 2016.

Item 7B.	Related Party Transactions

We regularly engage in transactions with entities affiliated with the government, which as of April 22, 2016 owned 51.06% of our shares through the KDIC. Generally, these transactions include the extension of loans, the purchase of debt securities and other ordinary course activities relating to our banking business. For a description of such transactions, see “Item 4B. Business Overview—Assets and Liabilities.”

We have entered into a memorandum of understanding with the KDIC, under which we must meet specific financial targets, or the KDIC has the right to impose sanctions on our directors or employees or to require us to take certain actions. See “Item 4A. History and Development of the Company—History—Memoranda of Understanding.” In addition, as of December 31, 2015, we owned ￦548 billion of debentures issued by the KDIC, representing 1.6% of our investment securities.

As of December 31, 2015, we also had loans outstanding to our executive officers and directors in the aggregate amount of ￦827 million.

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

See “Item 18. Financial Statements” and pages F-1 through F-132.

Legal Proceedings

As a financial institution with diverse operations, we are subject to legal proceedings and regulatory actions in the ordinary course of our business.

In September 2012, we filed a lawsuit in the Seoul Central District Court against Korea Trade Insurance Corporation, or K-sure, with respect to its obligations under a refund guarantee insurance agreement between us and K-sure relating to a refund guarantee we had issued on behalf of SLS Shipbuilding Co., Ltd. (currently known as ShinaSB Yard Co., Ltd.). We sought to recover insurance proceeds from K-sure pursuant to the agreement, as we had made payments to another party under the refund guarantee upon such party’s termination of the shipbuilding agreement due to an alleged breach of the agreement by SLS Shipbuilding. In July 2013, the Seoul Central District Court ruled against K-sure and required it to pay us ￦45.9 billion in monetary damages. K-sure paid the entire amount to us to avoid the accrual of additional interest but appealed the decision to the Seoul High Court in July 2013, which reversed the trial court’s decision against K-sure on April 30, 2015. We returned ￦49.9 billion, consisting of the monetary damages paid to us and accrued interest, to K-sure on the same day to avoid the accrual of additional interest. In May 2015, we appealed the case to the Supreme Court of Korea, which reversed and remanded the appellate court’s decision in January 2016, and K-sure returned ￦47.3 billion to us the following day. In March 2016, the appellate court ruled in favor of us, and the decision became final in April 2016.

In July 2012, the Korea Fair Trade Commission commenced an investigation into alleged collusion among domestic financial institutions, including banks and securities companies, in setting interest rates applicable to three-month certificates of deposit. Such rates were used as the primary benchmark for banks’ floating lending rates before a new benchmark rate for bank lending was introduced in December 2012. In February 2016, the Korea Fair Trade Commission sent its formal written report of findings to six commercial banks, including us, and the respondents submitted their response briefs in April 2016. It has been reported that the Korea Fair Trade Commission plans to hold a hearing as early as May 2016 and announce a final decision regarding its investigation thereafter. An adverse decision by the Korea Fair Trade Commission could subject us to additional claims and actions, including by our lending customers. While we plan to defend vigorously against the allegations and may seek a review by the Korean courts of any adverse decision by the Korea Fair Trade Commission, the ultimate outcome of such investigation and any subsequent court review remains uncertain and we cannot evaluate the probability of a favorable or unfavorable outcome or estimate the potential loss to us in the event of an unfavorable outcome.

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

The table below sets forth the dividend per share of common stock and the total amount of dividends declared by us or Woori Finance Holdings, as applicable, in respect of the years ended December 31, 2013, 2014 and 2015. The dividends set forth below with respect to each year were declared, paid and recorded in the following year.

Fiscal year	Dividends Per Share of Common Stock	Total Amount Of Cash Dividends Paid
	(in Won)	(in millions of Won)
2013	—	—
2014	500	336,635
2015	500	336,635

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

Market Price Information

The principal trading market for our common stock is the KRX KOSPI Market. Woori Finance Holdings’ common stock was listed on the KRX KOSPI Market on June 24, 2002, and was suspended from trading from October 30, 2014 and de-listed on November 18, 2014 following the merger of Woori Finance Holdings with us. Our common stock, which is in registered form and has a par value of ￦5,000 per share of common stock, was newly listed on the KRX KOSPI Market under the identifying code 000030 on November 19, 2014 following the merger. As of the date of this annual report, we have 673,271,226 shares of common stock outstanding. Woori Finance Holdings’ ADSs were listed on the New York Stock Exchange and identified by the symbol “WF” since September 29, 2003, and were traded under the CUSIP number 981063100. Following the merger, we succeeded to Woori Finance Holdings’ listing on the New York Stock Exchange. Our ADSs are identified by the symbol “WF” and are traded under the CUSIP number 98105T104.

The table below sets forth, for the periods indicated, the high and low closing prices and the average daily volume of trading activity on the KRX KOSPI Market for our or Woori Finance Holdings’ common stock, as applicable, and the high and low closing prices and the average daily volume of trading activity on the New York Stock Exchange for our or Woori Finance Holdings’ ADSs, as applicable.

	KRX KOSPI Market			New York Stock Exchange(1)
	Closing Price Per Common Stock		Average Daily Trading Volume	Closing Price Per ADS		Average Daily Trading Volume
	High	Low		High	Low
			(in thousands of shares)			(in shares)
2011	15,900	8,500	3,658	42.94	22.19	14,892
2012	13,600	10,300	2,203	36.18	23.92	14,866
2013	13,500	9,800	1,676	38.33	25.09	13,557
2014	14,550	10,000	1,785	42.41	27.05	4,936
First Quarter	13,300	11,600	1,455	38.33	32.23	6,134
Second Quarter	12,750	11,650	1,760	37.36	32.42	5,721
Third Quarter	14,550	11,800	1,462	42.41	34.79	4,078
Fourth Quarter	13,100	10,000	2,456	36.23	27.05	3,405
2015	11,200	8,780	2,246	31.32	22.03	6,229
First Quarter	10,100	8,780	2,237	27.38	23.65	4,925
Second Quarter	11,200	9,140	3,239	31.32	25.35	6,564
Third Quarter	9,740	8,840	1,969	26.16	22.03	5,757
Fourth Quarter	10,150	8,820	1,556	26.79	22.47	7,635
October	9,990	9,300	1,724	26.50	24.02	9,942
November	10,150	9,450	1,334	26.79	24.34	6,285
December	9,530	8,820	1,611	24.74	22.47	6,661
2016 (through April 22)
First Quarter	9,460	8,230	1,481	24.98	20.25	3,550
January	8,800	8,230	1,335	22.01	20.25	4,081
February	8,980	8,530	1,479	22.44	21.21	4,291
March	9,510	8,830	1,616	24.98	21.83	2,418
April (through April 22)	10,600	9,220	2,029	27.99	23.94	13,464

Source: KRX KOSPI Market; New York Stock Exchange.

(1)	Each ADS represents the right to receive three shares of our common stock.

Item 9B.	Plan of Distribution

Not Applicable

Item 9C.	Markets

The KRX KOSPI Market, formerly known as the Stock Market Division of the Korea Exchange, began its operations in 1956. Currently it is the only stock exchange in Korea. It has a single trading floor located in Seoul. The KRX KOSPI Market is a membership organization consisting of most of the Korean securities companies and some Korean branches of foreign securities companies.

As of December 31, 2015, the aggregate market value of equity securities listed on the KRX KOSPI Market was approximately ￦1,243 trillion. The average daily trading volume of equity securities for 2015 was approximately 455 million shares and the average daily transaction value was ￦5,352 billion.

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

The following table sets out movements in KOSPI:

	Opening	High	Low	Closing
1982	123.60	134.48	105.99	128.99
1983	122.52	134.46	115.59	121.21
1984	115.25	142.46	115.25	142.46
1985	139.53	163.37	131.40	163.37
1986	161.40	279.67	153.85	272.61
1987	264.82	525.11	264.82	525.11
1988	532.04	922.56	527.89	907.20
1989	919.61	1,007.77	844.75	909.72
1990	908.59	928.82	566.27	696.11
1991	679.75	763.10	586.51	610.92
1992	624.23	691.48	459.07	678.44
1993	697.41	874.10	605.93	866.18
1994	879.32	1,138.75	855.37	1,027.37
1995	1,013.57	1,016.77	847.09	882.94
1996	888.85	986.84	651.22	651.22
1997	653.79	792.29	350.68	376.31
1998	385.49	579.86	280.00	562.46
1999	587.57	1,028.07	498.42	1,028.07
2000	1,059.04	1,059.04	500.60	504.62
2001	520.95	704.50	468.76	693.70
2002	724.95	937.61	584.04	627.55
2003	635.17	822.16	515.24	810.71
2004	821.26	936.06	719.59	895.92
2005	893.71	1,379.37	870.84	1,379.37
2006	1,389.27	1,464.70	1,203.86	1,434.46
2007	1,435.26	2,064.85	1,355.79	1,897.13
2008	1,853.45	1,888.88	938.75	1,124.47
2009	1,157.40	1,718.88	1,018.81	1,682.77
2010	1,696.14	2,051.00	1,552.79	2,051.00
2011	2,070.08	2,228.96	1,652.71	1,825.74
2012	1,826.37	2,049.28	1,769.31	1,997.05
2013	2,031.10	2,059.58	1,780.63	2,011.34
2014	1,967.19	2,082.61	1,886.85	1,915.59
2015	1,926.44	2,173.41	1,829.81	1,961.31
2016 (through April 22)	1,918.76	2,022.10	1,835.28	2,015.49

Source: The KRX KOSPI Market

Shares are quoted “ex-dividend” on the first trading day of the relevant company’s accounting period. Since the calendar year is the accounting period for the majority of listed companies, this may account for the drop in KOSPI between its closing level at the end of one calendar year and its opening level at the beginning of the following calendar year.

With certain exceptions, principally to take account of a share being quoted “ex-dividend” and “ex-rights,” permitted upward and downward movements in share prices of any category of shares on any day are limited under the rules of the KRX KOSPI Market to 30% of the previous day’s closing price of the shares, rounded down as set out below:

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

The number of companies listed on the KRX KOSPI Market, the corresponding total market capitalization at the end of the periods indicated and the average daily trading volume for those periods are set forth in the following table:

	Market Capitalization on the Last Day of Each Period					Average Daily Trading Volume, Value
Year	Number of Listed Companies	(billions of ￦)		(millions of US$)(1)		(thousands of Shares)	(millions of ￦)		(thousands of US$)(1)
1982	334	￦	3,001	US$	4,279	9,704	￦	6,667	US$	9,507
1983	328		3,490		4,666	9,325		5,941		7,944
1984	336		5,149		6,434	14,847		10,642		13,301
1985	342		6,570		7,921	18,925		12,315		14,846
1986	355		11,994		13,439	31,755		32,870		36,830
1987	389		26,172		30,250	20,353		70,185		81,120
1988	502		64,544		81,177	10,367		198,364		249,483
1989	626		95,477		138,997	11,757		280,967		409,037
1990	669		79,020		115,610	10,866		183,692		268,753
1991	686		73,118		101,623	14,022		214,263		297,795
1992	688		84,712		110,691	24,028		308,246		402,779
1993	693		112,665		142,668	35,130		574,048		726,919
1994	699		151,217		185,657	36,862		776,257		953,047
1995	721		141,151		178,266	26,130		487,762		616,016
1996	760		117,370		151,289	26,571		486,834		627,525
1997	776		70,989		82,786	41,525		555,759		648,115
1998	748		137,799		81,297	97,716		660,429		389,634
1999	725		349,504		294,319	278,551		3,481,620		2,931,891
2000	704		188,042		166,703	306,163		2,602,211		2,306,925
2001	689		255,850		200,039	473,241		1,997,420		1,561,705
2002	683		258,681		217,379	857,245		3,041,598		2,308,789
2003	684		355,363		298,123	542,010		2,216,636		1,859,594
2004	683		412,588		398,597	372,895		2,232,108		2,156,418
2005	702		655,075		648,589	467,629		3,157,662		3,126,398
2006	731		704,588		757,621	279,096		3,435,180		3,693,742
2007	745		951,900		1,017,205	363,741		5,539,653		5,919,698
2008	763		576,888		457,122	355,205		5,189,644		4,112,238
2009	770		887,935		763,027	485,657		5,795,426		4,980,172
2010	777		1,141,885		981,254	380,859		5,619,768		4,829,224
2011	791		1,041,999		899,438	353,759		6,863.146		5,924,166
2012	784		1,154,294		1,085,679	486,480		4,823,643		4,536,740
2013	777		1,185,974		1,123,826	328,325		3,993,422		3,784,158
2014	773		1,192,253		1,092,908	278,082		3,983,580		3,651,646
2015	770		1,242,832		1,062,885	455,256		5,351,734		4,576,870
2016 (through April 22)	769		1,276,836		1,112,372	361,995		4,586,928		3,996,104

Source: The KRX KOSPI Market

(1)	Converted at the noon buying rate of the Federal Reserve Bank of New York on the last business day of the period indicated.

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

As of the date of this annual report, 676,000,000 shares of common stock were issued and 673,271,226 shares of common stock were outstanding. Pursuant to our articles of incorporation, which was last amended on March 25, 2016, we are authorized to issue various types of “class shares,” which include shares of voting and non-voting preferred stock, convertible stock, redeemable preferred stock and hybrid securities comprising one or more elements of the foregoing types of shares. There are no class shares currently outstanding. All of the issued and outstanding shares are fully paid and non-assessable and are in registered form. As of the date of this annual report, our authorized but unissued share capital was 4,324,000,000 shares. We may issue the unissued shares without further shareholder approval, but these issuances are subject to a board resolution as provided in the articles of incorporation. See “—Pre-emptive Rights and Issuances of Additional Shares” and “—Dividends and Other Distributions—Distribution of Free Shares.” For a discussion of the history of our share capital, see Note 28 of the notes to our consolidated financial statements and “Item 4A. History and Development of the Company—History—Establishment of Woori Finance Holdings” and “—Privatization Plan—Merger with Woori Finance Holdings.”

Our articles of incorporation allow our shareholders, by special resolution, to grant to our officers, directors and employees stock options exercisable for up to 15% of the total number of our issued and outstanding shares. Our board of directors may also grant stock options exercisable for up to 1% of our issued and outstanding shares. However, any grant by our board of directors must be approved by our shareholders at their next general meeting convened immediately after the grant date. As of December 31, 2015, our officers, directors and employees did not hold any options to purchase shares of common stock. See “Item 6E. Share Ownership.”

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

Under the Financial Investment Services and Capital Markets Act, each member of our employee stock ownership association, whether or not they are shareholders, has a preemptive right, subject to certain exceptions, to subscribe for up to 20% of any shares we publicly offer. This right is exercisable only so long as the total number of shares so acquired and held by the member does not exceed 20% of the total number of shares then outstanding. As of December 31, 2015, our employees owned 4.29% of our common stock through the employee stock ownership association.

In addition, our articles of incorporation permit us to issue convertible bonds or bonds with warrants, each up to an aggregate principal amount of ￦1 trillion, to persons other than existing shareholders. Under the Korean Commercial Code, we are permitted to distribute convertible bonds or bonds with warrants to persons other than existing shareholders only when we deem that this distribution is necessary for managerial purposes, such as obtaining new technology or improving our financial condition. In the event we issue new shares, the foregoing provision would be applicable notwithstanding any provision in the articles of incorporation allowing issuance of new shares to persons other than existing shareholders. As of December 31, 2015, we had no convertible bonds or bonds with warrants outstanding.

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

In connection with our receipt of public funds, we entered into a memorandum of understanding with the KDIC. Under the current terms of the memorandum of understanding, we are required to meet specified financial targets on a quarterly basis until the end of 2016. See “Item 4A. History and Development of the Company—History—Memoranda of Understanding.”

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

United States Taxation

This summary describes certain material U.S. federal income tax consequences for a U.S. holder (as defined below) of acquiring, owning, and disposing of common shares or ADSs. This summary applies to you only if you hold the common shares or ADSs as capital assets for tax purposes. This summary does not apply to you if you are a member of a class of holders subject to special rules, such as:

•	a dealer in securities or currencies;

•	a trader in securities that elects to use a mark-to-market method of accounting for securities holdings;

•	a bank or financial institution;

•	a life insurance company;

•	a tax-exempt organization;

•	an entity treated as a partnership or other passthrough entity for U.S. federal income tax purposes;

•	a person that holds common shares or ADSs that are a hedge or that are hedged against interest rate or currency risks;

•	a person that holds common shares or ADSs as part of a straddle or conversion transaction for tax purposes;

•	a person whose functional currency for tax purposes is not the U.S. dollar; or

•	a person that owns or is deemed to own 10% or more of any class of our stock.

In addition, this summary does not discuss the application of the Medicare net investment income tax or the alternative minimum tax, or any state, local or other tax consequences of purchasing, owning, and disposing of common shares or ADSs. You should consult your own tax advisers concerning the U.S. federal, state, local, and other tax consequences of purchasing, owning, and disposing of common shares or ADSs in your particular circumstances.

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

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual with respect to the ADSs will be subject to taxation at reduced rates if the dividends are “qualified dividends.” Dividends paid on the ADSs will be treated as qualified dividends if (i) the ADSs are readily tradable on an established securities market in the United States and (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company as defined for U.S. federal income tax purposes (“PFIC”). The ADSs are listed on the New York Stock Exchange, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on our audited financial statements, we believe that we were not a PFIC in our 2015 taxable year. In addition, based on our audited financial statements and current expectations regarding our income, assets and activities, we do not anticipate becoming a PFIC for our 2016 taxable year.

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

We allocate our total risk capital in accordance with the guidelines set by our Board Risk Management Committee. As described in more detail below, the committee allocates risk capital with respect to credit risk, market risk, interest rate risk and operational risk with respect to us as well as Woori Card, Woori Investment Bank, Woori Private Equity, Woori Bank China Limited, Woori America Bank and PT Bank Woori Saudara Indonesia 1906, Tbk.

Through our standardized risk management system we allocate our risk capital:

•	with respect to credit risk on the basis of a standardized approach as well as other portfolio credit models developed by third party vendors;

•	with respect to our market risk based on a market value at risk, or “VaR,” system and, beginning in 2012, including “stressed VaR”; and

•	with respect to our interest rate risk based on a historical simulation method, which simulates the current portfolio’s net present value at a 99.9% confidence level for a one-year holding period.

We allocate our risk capital with respect to operational risk through a standardized approach in accordance with Basel II.

Our risk capital allocation as a percentage of available capital, on a non-consolidated basis, with respect to 2016 is as follows:

	Available capital(1)	Risk capital	Risk appetite	Credit	Market	Interest rate	Operational	Correlation Effect	Buffer
	(in billions of Won, except percentages)
Woori Bank	16,500	11,482	69.6%	58.8%	7.2%	3.5%	5.8%	5.7%	30.4%
Woori Card	1,222	760	62.2%	53.4%	0.0%	7.9%	6.3%	5.4%	37.8%
Woori Investment Bank	134	122	90.8%	79.6%	6.0%	6.0%	3.7%	4.5%	9.2%
Woori Private Equity	37	22	59.3%	56.6%	0.0%	0.0%	5.4%	2.7%	40.7%
Woori America Bank	191	130	68.2%	52.5%	0.0%	15.2%	6.8%	6.3%	31.8%
PT Bank Woori Saudara Indonesia 1906, Tbk	188	173	92.1%	63.4%	0.0%	30.4%	6.4%	8.1%	7.9%
Woori Bank China Limited	508	408	80.3%	60.0%	12.0%	10.6%	3.0%	5.3%	19.7%

(1)	Estimates based on Tier I capital.

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

The Board Risk Management Committee is comprised of three outside directors. It operates independently from all business units and individual board members, and reports directly to our board of directors. Since 2013, we require the chairperson of the Board Risk Management Committee to be chosen from among the outside directors in order to enhance the independence and experience level of such chairperson. Our Board Risk Management Committee convenes at least quarterly, and makes decisions by majority vote of the attending members. At least a majority of the committee members must attend to constitute a quorum.

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

The Executive Risk Management Committee is comprised of up to nine members, including the head of our business support group, who acts as chairman, the head of our risk management unit, the head of our credit support unit and the head of our finance and management planning division. It operates independently from all business units, and reports directly to the Board Risk Management Committee. The Executive Risk Management Committee convenes on a monthly basis.

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

The CREPIA system produces separate credit risk ratings for each borrower and for each loan requested by that borrower. Our credit analysis and approval center evaluates and approves corporate loan applications based on these credit risk ratings. The CREPIA system assigns each borrower and facility one of the following fourteen credit risk rating grades from AAA to D, which are classified as follows: AAA (extremely strong), AA (very strong), A+ (strong), A– (good), BBB+ (more adequate), BBB (adequate), BBB– (less adequate), BB+ (less susceptible), BB (susceptible), BB– (more susceptible), B+ (slightly weak), B– (weak), C (very weak) and D (default). Certain loans are subject to review by the Loan Committee depending on the size of the loan and the determined credit risk rating. Examples of this include loan applications for secured loans in excess of ￦80 billion for a borrower or facility with a credit risk rating of A- and above, and, at the other extreme for unsecured loans, loan applications in excess of ￦4 billion for a borrower or facility with a credit risk rating of BB– to C. Applications from borrowers with loans on a subsidiary’s watch list (see “—Credit Review and Monitoring” below) are also automatically reviewed by its Loan Committee.

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

The Board Risk Management Committee monitors our market risk. The Board Risk Management Committee has established a maximum “market risk appetite,” which is defined as risk capital divided by available capital. “Risk capital” is a benchmark figure that determines the VaR limits, accumulated loss limits (for trading portfolios) and present value of a basis point (or PVBP) limits (for non-trading available-for-sale assets). Available capital generally consists of shareholder’s equity. Using this benchmark, as of December 31, 2015, we have established market risk limits as shown in the following table:

Trading Portfolio			Non-Trading Portfolio
Accumulated Loss Limit
VaR Limit	Quarter	Annual	PVBP Limit
(in billions of Won)
￦ 15	￦ 47.4	￦ 94.7	￦ 3.59

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

Value at Risk analysis. We use daily VaR to measure market risk. Our daily VaR is a statistically estimated maximum amount of loss that can occur for a day. We use a 99% confidence level to measure our daily VaR, which means the actual amount of loss may exceed the VaR, on average, once out of 100 business days. We use the “historical simulation method” which takes into account the diversification effects among different risk factors.

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

The following table shows our daily VaR as of December 31, 2013, 2014 and 2015 at a 99% confidence level for a one-day holding period, for interest rate risk, equity risk, foreign exchange risk and commodity risk relating to our trading activities.

	Interest Rate Risk	Foreign Exchange Risk	Equity Risk	Commodity Risk	Less: Diversification	VaR for Overall Trading Activities
	(in millions of Won)
As of December 31, 2013(1)	2,707	1,414	431	46	2,564	2,034
As of December 31, 2014	1,403	2,834	977	174	2,277	3,111
As of December 31, 2015	2,907	3,997	3,186	117	5,017	5,190

(1)	The amounts as of December 31, 2013 are amounts for Woori Bank, not Woori Finance Holdings.

In 2013, 2014 and 2015, the average, high, low and ending amounts of daily VaR relating to our trading activities (at a 99% confidence level for a one-day holding period) were as follows:

	As of December 31, 2013(1)		For the year ended December 31, 2013(1)						As of December 31, 2014		For the year ended December 31, 2014						As of December 31, 2015		For the year ended December 31, 2015
			Average		Maximum		Minimum				Average		Maximum		Minimum				Average		Maximum		Minimum
	(in millions of Won)
Interest risk	￦	2,707	￦	3,472	￦	5,937	￦	2,391	￦	1,403	￦	1,982	￦	14,948	￦	1,029	￦	2,907	￦	2,742	￦	3,990	￦	1,210
Foreign exchange risk		1,414		1,549		2,775		1,033		2,834		2,940		4,501		1,998		3,997		3,415		4,846		2,329
Equity risk		431		1,049		2,434		420		977		1,199		1,835		494		3,186		2,411		4,377		531
Commodity risk		46		30		169		3		174		76		244		2		102		102		218		5

Total risk	￦	2,034	￦	2,693	￦	5,230	￦	1,927	￦	3,111	￦	3,640	￦	14,516	￦	2,415	￦	4,812	￦	4,812	￦	6,523	￦	3,665

(1)	The amounts as of December 31, 2013 and for the year 2013 are amounts for Woori Bank, not Woori Finance Holdings.

The graph of daily 99% VaR relating to our trading activities in 2015 is as follows:

Stress test. In addition to VaR, we perform stress testing to measure market risk. As VaR assumes normal market situations, we assess our market risk exposure to abnormal market fluctuations through stress testing. Stress testing is an important way of supporting VaR since VaR is a statistical expression of possible loss under a given confidence level and holding period. It does not cover potential loss if the market moves in a manner that is outside our normal expectations. Stress testing projects the anticipated change in value of holding positions under certain scenarios assuming that we take no action during a stress event to change the risk profile of a portfolio. The following table shows the loss that would have occurred in our trading portfolio as of December 31, 2015 for assumed short-term extreme changes of a +/-20% change in the equity market and a +/-60 basis point change from interest rates prevailing in the market on that date, under an abnormal stress environment.

	(in billions of Won, except percentages)
Equity Market Chart Market fluctuation amount		(20)%		(10)%		(5)%		5%		10%		20%
	￦	(16.4)	￦	(6.6)	￦	(1.8)	￦	(0.2)	￦	(0.8)	￦	(0.4)

	(in billions of Won, except basis points)
Interest Rate Chart Basis point fluctuation amount		(60) basis points		(40) basis points		(20) basis points		20 basis points		40 basis points		60 basis points
	￦	0.5	￦	0.4	￦	0.2	￦	(0.2)	￦	(0.4)	￦	(0.5)

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

We monitor changes in, and matches of, foreign-currency assets and liabilities in order to reduce exposure to currency fluctuations. We also manage risks relating to exchange rate fluctuations through foreign exchange dealing, including by our overseas branches. However, we conduct foreign exchange dealings primarily on behalf of our customers. Counterparties are restricted to domestic and foreign financial institutions and banks with respect to which we have established a foreign exchange dealing limit. We deal primarily in the Won/U.S. dollar market and such dealings are subject to what we believe are conservative daily maximum and closing limits and stop loss limits. The following table sets forth information concerning our limits on proprietary foreign exchange dealings as of December 31, 2015:

	Won/U.S. Dollar Dealing				Dealings in other currencies
	Headquarters				Headquarters				Overseas Branches
	Total		Individual		Total		Individual		Total		Individual
	(in millions of US$)
Open position
Daily maximum limit	US$	1,000	US$	200	US$	200	US$	50	US$	60	US$	15
Daily closing limit		200		50		100		20		30		6
Stop loss:
Daily		2		0.5		0.8		0.15		0.24		0.045
Monthly		3		0.8		2		0.5		0.6		0.15

The following table shows our non-consolidated net open positions at the end of 2013, 2014 and 2015. Positive amounts represent long exposures and negative amounts represent short exposures.

	As of December 31,
	2013		2014		2015
	(in millions of US$)
Currency
U.S. dollar	US$	(57.8)	US$	(62.0)	US$	(14.1)
Japanese yen		(7.1)		(2.5)		(72.2)
Euro		(14.0)		(3.6)		(7.9)
Others		5.3		29.2		(37.1)

Total	US$	(73.6)	US$	(38.9)	US$	(131.3)

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

We measure interest rate risk for Won and foreign currency assets and liabilities, including derivatives and principal guaranteed trust accounts. Most of our interest-earning assets and interest-bearing liabilities are denominated in Won and our foreign currency-denominated assets and liabilities are mostly denominated in U.S. dollars. We believe, however, that our interest rate sensitivity is limited with respect to our Won-denominated assets. Deposits in Won generally bear fixed rates of interest for fixed time periods (other than deposits payable on demand which constituted approximately 41.5% of our total deposits in Won as of December 31, 2015). We generally adjust the interest rates on these deposits when they are rolled over. In addition, as of December 31, 2015, 96.8% of those deposits had current maturities of one year or less. As of December 31, 2015, approximately 65.3% of our Won-denominated loans bore floating rates of interest, and 54.9% of those loans had current maturities of one year or less.

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

The following tables show, on a non-consolidated basis pursuant to the guidelines of the Financial Supervisory Service, the interest rate gap for our Won-denominated accounts and foreign currency-denominated accounts as of December 31, 2015:

	As of December 31, 2015
	0-3 Months		3-6 Months		6-12 Months		1-3 Years		Over 3 Years		Total
	(in billions of Won, except percentages)
Won-denominated accounts:
Interest rate-sensitive assets
Free interest rate	￦	10,973	￦	7,387	￦	10,893	￦	13,246	￦	23,751	￦	66,249
Market interest rate		97,679		33,384		10,063		10,512		6,774		158,412
Interest rate pegged to customer deposit		62		46		74		13		1		196

Total	￦	108,714	￦	40,817	￦	21,030	￦	23,771	￦	30,526	￦	224,857

Interest rate-sensitive liabilities
Free interest rate	￦	20,937	￦	6,305	￦	7,162	￦	12,228	￦	10,655	￦	57,287
Market interest rate		56,369		19,491		37,295		9		34,875		148,039

Total	￦	77,306	￦	25,796	￦	44,457	￦	12,237	￦	45,530	￦	205,326

Sensitivity gap		31,407		15,021		(23,427)		11,534		(15,004)		19,532
Cumulative gap		31,407		46,429		23,002		34,536		19,532		19,532
% of total assets(1)		12.87		19.03		9.43		14.15		8.00		8.00
Total assets in Won											￦	244,002

	As of December 31, 2015
	0-3 Months		3-6 Months		6-12 Months		1-3 Years		Over 3 Years		Total
	(in millions of US$, except percentages)
Foreign currency-denominated accounts:
Interest rate-sensitive assets
Free interest rate	US$	—	US$	—	US$	—	US$	—	US$	—	US$	—
Market interest rate		15,646		1,436		318		396		197		17,993
Interest rate pegged to customer deposit		—		—		—		—		—		—

Total	US$	15,646	US$	1,436	US$	318	US$	396	US$	197	US$	17,993

Interest rate-sensitive liabilities
Free interest rate	US$	—	US$	—	US$	—	US$	—	US$	—	US$	—
Market interest rate		10,743		509		682		1,732		2,562		16,228

Total	US$	10,743	US$	509	US$	682	US$	1,732	US$	2,562	US$	16,228

Sensitivity gap		4,903		927		(364)		(1,336)		(2,365)		1,765
Cumulative gap		4,903		5,830		5,466		4,130		1,765		1,765
% of total assets(1)		17.64%		20.98%		19.67%		14.86%		6.35%		6.35%
Total assets in US$											US$	27,794

(1)	Represents the cumulative gap as a percentage of total assets.

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

The following table shows, with respect to our Won-denominated assets and liabilities, duration gaps and net asset value changes when the interest rate increases by one percentage point as of the specified dates:

Date	Interest-bearing asset duration	Interest-bearing liability duration	Total asset/liability duration gap	Net asset value change
	(in years)	(in years)	(in years)	(in billions of Won)
June 30, 2013	0.83	0.65	0.24	501
December 31, 2013	0.82	0.69	0.18	385
June 30, 2014	0.80	0.72	0.14	310
December 31, 2014	0.86	0.77	0.16	355
June 30, 2015	0.92	0.75	0.23	529
December 31, 2015	0.91	0.77	0.21	505

We set interest rate risk limits using the historical simulation method, which uses actual historical price, volatility and yield changes in comparison with the current position to generate hypothetical portfolios and calculate a distribution of position and portfolio market value changes. The following table shows our interest rate VaR with respect to our Won-denominated assets and liabilities for each of the quarters since the fourth quarter of 2014:

	Fourth Quarter 2014		First Quarter 2015		Second Quarter 2015		Third Quarter 2015		Fourth Quarter 2015
	(in billions of Won, except percentages)
Interest rate VaR	￦	224.9	￦	281.5	￦	361.4	￦	311.9	￦	362.8

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

The Financial Services Commission uses the liquidity coverage ratio, defined as the ratio of highly liquid assets to total net cash outflows over a one-month period, as the principal liquidity risk management measure and currently requires each Korean bank to:

•

maintain a liquidity coverage ratio of not less than 85% from January 1, 2016 to December 31, 2016, subject to certain exceptions, with such minimum liquidity coverage ratio to increase in increments of 5% per year to 100% by 2019;

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

As of December 31, 2015, our one-month liquidity coverage ratio was 106.7%, above the Financial Services Commission’s standard of 85%.

The following table shows the liquidity status, on a cumulative basis, and limits for our foreign currency accounts on a non-consolidated basis as of December 31, 2015 in accordance with the Financial Services Commission’s regulations:

	7 days or less		8 days – 1 month		3 months or less
	(in millions of US$)
Foreign currency accounts:
Foreign currency assets	US$	12,425	US$	9,389	US$	34,594
Foreign currency liabilities		9,766		8,719		28,659
Maturity gap		2,659		670		2,606
Cumulative gap (A)		2,659		3,329		5,935
Total assets (B)		71,972		71,972		71,972
Liquidity gap ratio (A/B)		3.69%		4.63%		120.7	%(1)
Limits		(3)%		(10)%		85%

(1)	Liquidity ratio, calculated as foreign currency assets as a percentage of foreign currency liabilities.

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

Item 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Fees and Charges

Under the terms of the deposit agreement, as a holder of our ADSs, you are required to pay the following service fees to the depositary:

Services	Fees
Issuance of ADSs	Up to $0.05 per ADS issued

Surrender of ADSs	Up to $0.05 per ADS surrendered

Distribution of cash dividends or other cash distributions	Up to $0.05 per ADS held

Distribution of ADSs pursuant to (i) stock dividends or other free stock distributions, or (ii) exercise of the rights to purchase additional ADSs	Up to $0.05 per ADS held

Distribution of securities other than ADSs or rights to purchase additional ADSs	Up to $0.05 per ADS held

Depositary Services	Up to $0.05 per ADS held on the applicable record date established by the depositary

As a holder of our ADSs, you are also responsible for paying certain fees and expenses incurred by the depositary and certain taxes and governmental charges such as:

•	Fees for the transfer and registration of shares charged by the registrar and transfer agent for the shares in Korea (i.e., upon deposit and withdrawal of shares).

•	Expenses incurred for converting foreign currency into U.S. dollars.

•	Fees and expenses incurred in connection with compliance with exchange control regulations and other applicable regulatory requirements.

•	Expenses for cable, telex and fax transmissions and for delivery of securities.

•	Taxes and duties upon the transfer of securities (i.e., when shares are deposited or withdrawn from deposit).

•	Fees and expenses incurred in connection with the delivery or servicing of shares on deposit.

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

Fees and Payments from the Depositary to Us

In 2015, pursuant to an agreement with us, the depositary waived, or made payments to third parties of, approximately $24,800 (net of applicable taxes) in the aggregate in connection with proxy process expenses (including printing, postage and distribution expenses), contributions towards investor relations efforts (including investor relations agency fees) and other standard out-of-pocket maintenance costs relating to our ADS facility that were payable by us.

In addition, as part of its service to us, the depositary waives its fees for the standard costs and operating expenses associated with the administration of the ADS facility.

Item 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not Applicable

Item 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not Applicable

Item 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

We have evaluated, with the participation of our chief executive officer and principal financial officer, the effectiveness of our disclosure controls and procedures, as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, as of December 31, 2015. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and principal financial officer concluded that our disclosure controls and procedures as of December 31, 2015 were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act, is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2015 based on the criteria established in the Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission in May 2013.

Based on this assessment, management believes that, as of December 31, 2015, our internal control over financial reporting is effective.

The effectiveness of our internal control over financial reporting as of December 31, 2015 has been audited by Deloitte Anjin LLC, an independent registered public accounting firm, as stated in its report included herein which expressed an unqualified opinion on the effectiveness of our internal control over financial reporting as of December 31, 2015.

Changes in Internal Control Over Financial Reporting

There has been no change in our internal control over financial reporting during 2015 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16.	RESERVED

Item 16A.	Audit Committee Financial Expert

Our board of directors has determined that each of He-Suk Chun, Sung-Soo Koh and Sung-Yong Kim, our non-executive directors and members of our Audit Committee, qualifies as an “audit committee financial expert” and is independent within the meaning of this Item 16A.

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

The following table sets forth the fees billed to us or Woori Finance Holdings, as applicable, by our independent registered public accountants, Deloitte Anjin LLC, the member firms of Deloitte Touche Tohmatsu Limited, and their respective affiliates (which we refer to collectively as “Deloitte”), during the fiscal years ended December 31, 2013, 2014 and 2015:

	Year ended December 31,
	2013		2014		2015
	(in millions of Won)
Audit fees	￦	6,218	￦	3,576	￦	3,272
Audit-related fees		290		221		202
Tax fees		343		220		163
All other fees		27		342		—

Total fees	￦	6,878	￦	4,359	￦	3,637

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

NYSE Corporate Governance Standards	Woori Bank

Director Independence
Listed companies must have a majority of independent directors.	The majority of our board of directors is independent (as defined in accordance with the New York Stock Exchange’s standards), as six of our 11 directors are outside directors.

Executive Session
Non-management directors must meet in regularly scheduled executive sessions without management. Independent directors should meet alone in an executive session at least once a year.	Our outside directors hold quarterly meetings, which coincide with the quarterly Audit Committee meetings, to discuss matters relating to management issues. The Audit Committee consists of three outside directors and one standing director.

Nomination/Corporate Governance Committee
A nomination/corporate governance committee of independent directors is required. The committee must have a charter that addresses the purpose, responsibilities (including development of corporate governance guidelines) and annual performance evaluation of the committee.	We have established a separate Board of Directors Management Committee, which consists of one standing director, one non-standing director and six outside directors.

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

Number	Description
1.1	Articles of Incorporation of Woori Bank (translation in English).

2.1*	Form of Stock Certificate of Woori Bank’s common stock, par value ￦5,000 per share (translation in English).

2.2**	Form of Deposit Agreement among Woori Bank, Citibank, N.A., as depositary, and all holders and beneficial owners of American depositary shares evidenced by American depositary receipts, including the form of American depositary receipt.

4.1***	Memorandum of understanding between the KDIC and Hanvit Bank (since renamed Woori Bank) dated December 30, 2000, as amended.

8.1****	List of subsidiaries of Woori Bank.

11.1*	Code of Ethics (translation in English).

12.1	Section 302 certifications.

13.1	Section 906 certifications.

*	Incorporated by reference to exhibit 2.1 to the Annual Report on Form 20-F (File No. 001-31811), filed on April 30, 2015.
**	Incorporated by reference to exhibit (a) to the Registration Statement on Form F-6 (File No. 333-199370), filed on October 15, 2014.
***	Incorporated by reference to the exhibits to the Registration Statement on Form 20-F (File No. 001-31811), filed on September 25, 2003.
****	Incorporated by reference to Note 1 of the notes to the consolidated financial statements of the registrant included in this Annual Report.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Woori Bank (Registrant)

/s/ Kwang-Goo Lee
(Signature)

Kwang-Goo Lee
President and Chief Executive Officer
(Name/Title)

Date: April 29, 2016

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Woori Bank:

We have audited the internal control over financial reporting of Woori Bank and subsidiaries (the “Group”) as of December 31, 2015, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Group’s internal control over financial reporting based on our audit.

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

In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2015 of the Group and our report dated April 26, 2016 expressed an unqualified opinion on those consolidated financial statements and the translation of financial statement amounts into United States dollars for the convenience of readers in the United States of America.

/s/    DELOITTE ANJIN LLC

Seoul, Korea

April 26, 2016

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Woori Bank:

We have audited the accompanying consolidated statements of the financial position of Woori Bank and subsidiaries (the “Group”) as of December 31, 2014 and 2015 and the related consolidated statements of comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2015 (all expressed in Korean Won). These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Woori Bank and subsidiaries as of December 31, 2014 and 2015 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2015, in conformity with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

Our audits also comprehended the translation of Korean Won amounts into United States dollar amounts and, in our opinion, such translation has been made in conformity with the basis in Note 2. Such U.S. dollar amounts are presented solely for the convenience of readers in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Group’s internal control over financial reporting as of December 31, 2015, based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 26, 2016, expressed an unqualified opinion on the Group’s internal control over financial reporting.

/s/    DELOITTE ANJIN LLC

Seoul, Korea

April 26, 2016

WOORI BANK AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF DECEMBER 31, 2014 AND 2015

	Korean Won		U.S. Dollars
	December 31, 2014	December 31, 2015	December 31, 2015
	(in millions)		(in thousands) (Note 2)
ASSETS
Cash and cash equivalents (Note 6)	5,962,861	6,644,055	5,682,079
Financial assets at fair value through profit or loss (Notes 4,7,11,12,18 and 26)	4,554,180	5,132,657	4,389,513
Available-for-sale financial assets (Notes 4,8,11,12 and 18)	18,810,845	17,170,592	14,684,505
Held-to-maturity financial assets (Notes 4,9,11,12 and 18)	13,044,448	13,621,640	11,649,397
Loans and receivables (Notes 4,10,11,12,18 and 45)	223,370,135	244,842,062	209,391,997
Investments in joint ventures and associates (Note 13)	648,436	643,861	550,638
Investment properties (Note 14)	357,550	351,496	300,604
Premises and equipment (Notes 15 and 18)	2,501,102	2,471,206	2,113,406
Intangible assets and goodwill (Note 16)	295,728	419,806	359,023
Assets held for sale (Note 17)	8,013	17,904	15,312
Current tax assets (Note 42)	4,845	6,782	5,800
Deferred tax assets (Note 42)	257,858	210,597	180,105
Derivative assets (Notes 11,12 and 26)	196,061	183,128	156,613
Other assets (Notes 19 and 45)	145,157	143,286	122,540

Total assets	270,157,219	291,859,072	249,601,532

LIABILITIES
Financial liabilities at fair value through profit or loss (Notes 4,11,12,20 and 26)	2,675,354	3,460,561	2,959,515
Deposits due to customers (Notes 4,11,21 and 45)	188,516,465	209,141,826	178,860,708
Borrowings (Notes 4,11,12 and 22)	17,707,595	20,033,917	17,133,257
Debentures (Notes 4,11 and 22)	24,795,904	21,898,859	18,728,178
Provisions (Notes 23, 44 and 45)	692,009	516,601	441,804
Net defined benefit liability (Note 24)	75,591	99,691	85,257
Current tax liabilities (Note 42)	298,762	108,943	93,169
Deferred tax liabilities (Note 42)	21,757	19,379	16,573
Other financial liabilities (Notes 4,11,12, 25 and 45)	16,889,687	16,964,206	14,508,001
Other liabilities (Notes 25 and 45)	390,670	305,174	260,989

Total liabilities	252,063,794	272,549,157	233,087,451

EQUITY
Owners’ equity:	17,983,501	19,188,472	16,410,221
Capital stock (Note 28)	3,381,392	3,381,392	2,891,809
Hybrid securities (Note 29)	2,538,823	3,334,002	2,851,280
Capital surplus (Note 28)	291,066	294,259	251,654
Other equity (Note 30)	(2,393,138)	(1,547,303)	(1,323,273)
Retained earnings (Notes 31 and 32)	14,165,358	13,726,122	11,738,751
Non-controlling interests	109,924	121,443	103,860

Total equity	18,093,425	19,309,915	16,514,081

Total liabilities and equity	270,157,219	291,859,072	249,601,532

See notes to consolidated financial statements.

WOORI BANK AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

	Korean Won			U.S. Dollars
	2013	2014	2015	2015
	(in millions, except for per share data)			(in thousands, except per share data) (Note 2)
Interest income	9,493,383	9,211,240	8,698,235	7,438,840
Interest expense	(5,001,361)	(4,718,222)	(3,936,335)	(3,366,403)

Net interest income (Notes 34 and 45)	4,492,022	4,493,018	4,761,900	4,072,437
Fees and commissions income	1,565,224	1,598,015	1,757,340	1,502,899
Fees and commissions expense	(638,723)	(681,000)	(780,544)	(667,531)

Net fees and commissions income (Notes 35 and 45)	926,501	917,015	976,796	835,368
Dividend income (Note 36)	87,641	96,812	102,923	88,021
Net gain on financial instruments at fair value through profit or loss (Note 37)	123,900	189,912	240,342	205,543
Net loss on available-for-sale financial assets (Note 38)	(85,242)	(68,924)	(3,281)	(2,806)
Impairment losses due to credit loss (Notes 39 and 45)	(2,277,260)	(1,096,940)	(966,646)	(826,688)
General and administrative expenses (Notes 40 and 45)	(2,902,172)	(2,958,919)	(3,150,387)	(2,694,250)
Net other operating expenses (Notes 40 and 45)	(125,823)	(674,266)	(610,061)	(521,732)

Operating income	239,567	897,708	1,351,586	1,155,893
Share of losses of joint ventures and associates (Note 13)	(1,277)	(67,980)	(70,124)	(59,971)
Other net non-operating income (Note 41)	49,377	4,667	170,484	145,800

Non-operating income (loss)	48,100	(63,313)	100,360	85,829
Net income before income tax expense	287,667	834,395	1,451,946	1,241,722
Income tax expense (Note 42)	(35,096)	(288,195)	(376,554)	(322,033)

Net income from continuing operations	252,571	546,200	1,075,392	919,689
Net income (loss) from discontinued operations (Notes 46 and 47)	(966,006)	661,769	—	—

Net income (loss)	(713,435)	1,207,969	1,075,392	919,689

Remeasurement of the net defined benefit liability	9,217	(51,650)	(78,267)	(66,935)

Items that will not be reclassified to profit or loss	9,217	(51,650)	(78,267)	(66,935)
Gain (loss) on available-for-sale financial assets	(50,953)	(75,586)	72,297	61,829
Share of other comprehensive income (loss) of joint ventures and associates	(6,375)	(1,604)	3,295	2,818
Gain (loss) on foreign currency translation of foreign operations	(59,824)	48,393	33,837	28,938
Loss on valuation of cash flow hedge	(2,412)	(27,150)	—	—

Items that may be reclassified to profit or loss	(119,564)	(55,947)	109,429	93,585
Other comprehensive income (loss), net of tax	(110,347)	(107,597)	31,162	26,650
Total comprehensive income (loss)	(823,782)	1,100,372	1,106,554	946,339

Net income attributable to:
Net income (loss) attributable to owners	(537,688)	1,213,980	1,059,157	905,804
Income from continuing operations	162,011	435,289	1,059,157	905,804
Income (loss) from discontinued operations	(699,699)	778,691	—	—
Net Income (loss) attributable to non-controlling interests	(175,747)	(6,011)	16,235	13,885
Income from continuing operations	90,560	110,911	16,235	13,885
Loss from discontinued operations	(266,307)	(116,922)	—	—
Total comprehensive income attributable to:
Comprehensive income (loss) attributable to owners	(623,695)	1,192,191	1,094,870	936,347
Comprehensive income (loss) attributable to non-controlling interests	(200,087)	(91,819)	11,684	9,992
Basic and diluted earnings (losses) from continuing and discontinued operations per share (Note 43)	(704)	1,621	1,301	1,113
Basic and diluted earnings from continuing operations per share (Note 43)	165	536	1,301	1,113

See notes to consolidated financial statements.

WOORI BANK AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

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

(Continued)

WOORI BANK AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY—(CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

	Capital stock	Hybrid securities	Capital surplus	Other equity	Retained earnings	Owners’ equity	Non- controlling interests	Total equity
	(Korean Won in millions)
January 1, 2015	3,381,392	2,538,823	291,066	(2,393,138)	14,165,358	17,983,501	109,924	18,093,425
Net income	—	—	—	—	1,059,157	1,059,157	16,235	1,075,392
Dividends	—	—	—	—	(504,952)	(504,952)	(824)	(505,776)
Change in ownership interest of investments in consolidated subsidiaries and others	—	—	3,193	—	—	3,193	660	3,853
Gain (loss) on valuation of available-for-sale financial assets	—	—	—	73,691	—	73,691	(1,394)	72,297
Share of other comprehensive income of joint ventures and associates	—	—	—	3,295	—	3,295	—	3,295
Gain (loss) on foreign currencies translation of foreign operations	—	—	—	36,932	—	36,932	(3,095)	33,837
Remeasurement of the net defined benefit liability	—	—	—	(78,204)	—	(78,204)	(63)	(78,267)
Dividends to hybrid securities	—	—	—	—	(183,320)	(183,320)	—	(183,320)
Issuance of hybrid securities	—	795,179	—	—	—	795,179	—	795,179
Retirement of treasury stock	—	—	—	3,481	(3,481)	—	—	—
Appropriation of merger losses	—	—	—	806,640	(806,640)	—	—	—

December 31, 2015	3,381,392	3,334,002	294,259	(1,547,303)	13,726,122	19,188,472	121,443	19,309,915

	Capital stock	Hybrid securities	Capital surplus	Other equity	Retained earnings	Owners’ equity	Non- controlling interests	Total equity
	(U.S. Dollars in thousands)
January 1, 2015	2,891,809	2,171,233	248,923	(2,046,642)	12,114,392	15,379,715	94,009	15,473,724
Net income	—	—	—	—	905,804	905,804	13,885	919,689
Dividends	—	—	—	—	(431,841)	(431,841)	(705)	(432,546)
Change in ownership interest of investments in consolidated subsidiaries and others	—	—	2,731	—	—	2,731	564	3,295
Gain (loss) on valuation of available-for-sale financial assets	—	—	—	63,021	—	63,021	(1,192)	61,829
Share of other comprehensive income of joint ventures and associates	—	—	—	2,818	—	2,818	—	2,818
Gain (loss) on foreign currencies translation of foreign operations	—	—	—	31,585	—	31,585	(2,647)	28,938
Remeasurement of the net defined benefit liability	—	—	—	(66,881)	—	(66,881)	(54)	(66,935)
Dividends to hybrid securities	—	—	—	—	(156,778)	(156,778)	—	(156,778)
Issuance of hybrid securities	—	680,047	—	—	—	680,047	—	680,047
Retirement of treasury stock	—	—	—	2,977	(2,977)	—	—	—
Appropriation of merger losses	—	—	—	689,849	(689,849)	—	—	—

December 31, 2015	2,891,809	2,851,280	251,654	(1,323,273)	11,738,751	16,410,221	103,860	16,514,081

See notes to consolidated financial statements.

WOORI BANK AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

	Korean Won			U.S. Dollars
	2013	2014	2015	2015
	(in millions)			(in thousands) (Note 2)
Cash flows from operating activities:
Net income (loss)	(713,435)	1,207,969	1,075,392	919,689
Adjustments:
Income tax expense (benefit)	622,656	(145,981)	376,554	322,034
Interest income	(12,837,884)	(10,285,933)	(8,698,235)	(7,438,839)
Interest expense	6,622,744	5,207,289	3,936,335	3,366,403
Dividend income	(151,494)	(135,127)	(102,923)	(88,021)
Impairment losses due to credit loss	2,706,389	1,202,152	966,646	826,688
Loss on available-for-sale financial assets	95,729	93,639	3,281	2,805
Share of losses of investments in joint ventures and associates	43,488	123,038	111,487	95,345
Loss on foreign exchange translation	55,228	82,077	—	—
Loss on transaction of derivatives / valuation of derivatives	121,713	22,253	20,982	17,944
Loss on fair value hedged items	13,505	87,476	56,532	48,347
Provisions	85,732	81,073	72,062	61,628
Retirement benefits	167,910	132,768	132,131	113,000
Depreciation and amortization	300,453	247,216	240,764	205,904
Loss on disposal of investments in joint ventures and associates	4,946	1,788	10	9
Loss on disposal of premises and equipment and other assets	5,158	2,788	2,707	2,314
Impairment loss on premises and equipment and other assets	60,692	2,320	2,990	2,556
Impairment loss on assets held for sale	—	2,420	—	—
Impairment loss on disposal group held for sale and disposal group held for distribution to owners	833,766	7,728	—	—
Loss on disposal of disposal group held for sale	—	46,782	—	—
Gain on valuation of financial instruments at fair value through profit or loss	(43,058)	(34,830)	(55,773)	(47,698)
Share of profits of investments in joint ventures and associates	(64,005)	(55,674)	(41,363)	(35,374)
Gain on foreign exchange translation	(50,135)	(39,485)	—	—
Gain on transaction of derivatives / valuation of derivatives	(18,801)	(85,975)	(59,003)	(50,460)
Gain on fair value hedged items	(128,361)	(23,317)	(25,235)	(21,582)
Reversal of provisions	(10,972)	(744)	(854)	(730)
Gain on disposal of investments in joint ventures and associates	(19,974)	(31,899)	(61,653)	(52,726)
Gain on disposal of premises and equipment and other assets	(13,052)	(1,134)	(6,814)	(5,827)
Reversal of impairment loss on premises and equipment and other assets	(3,051)	(533)	(539)	(461)
Gain on disposal of group held for sale	—	(159,794)	—	—
Gain on disposal of assets held for sale	—	(1,039)	—	—
Reversal of impairment loss on assets held for sale	—	(337)	—	—
Reversal of impairment loss on disposal group held for sale and disposal group held for distribution to owners	—	(259)	—	—
Changes in operating assets and liabilities:
Financial instruments at fair value through profit or loss	2,413,710	1,547,502	(495,507)	(423,764)
Loans and receivables	(17,106,848)	(15,439,044)	(23,150,910)	(19,798,948)
Other assets	54,493	(92,867)	1,922	1,644
Deposits due to customers	9,705,237	14,052,504	20,620,287	17,634,728
Provision for guarantee and loan commitment	(98,270)	(106,780)	(66,399)	(56,785)
Net defined benefit liability	(158,487)	(276,638)	(255,585)	(218,579)
Other financial liabilities	(1,147,373)	(1,933,627)	1,205,411	1,030,883
Other liabilities	38,359	(16,183)	(91,116)	(77,924)
Cash received from (paid for) operating activities:				—
Interest income received	12,918,030	10,171,063	8,692,851	7,434,235
Interest expense paid	(6,974,736)	(5,210,976)	(4,355,880)	(3,725,203)
Dividends received	151,051	155,164	100,368	85,836
Income tax paid	(479,002)	(117,589)	(534,829)	(457,392)

Net cash provided by (used in) operating activities	(2,997,949)	281,244	(383,906)	(328,321)

(Continued)

WOORI BANK AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS—(CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

	Korean Won			U.S. Dollars
	2013	2014	2015	2015
	(in millions)			(in thousands) (Note 2)
Cash flows from investing activities:
Net cash provided by disposal of assets held-for-sale (Note 46)	—	1,193,584	—	—
Net cash provided by the merger of Saudara bank (Note 50)	—	81,100	—	—
Disposal of available-for-sale financial assets	26,449,831	26,865,684	18,426,846	15,758,869
Redemption of held-to-maturity financial assets	6,768,916	4,823,630	6,404,711	5,477,389
Disposal of investments in joint ventures and associates	106,438	235,778	75,599	64,653
Disposal of investment properties	6,583	—	—	—
Disposal of premises and equipment	18,478	36,364	18,600	15,907
Disposal of intangible assets	8,660	88,197	1,782	1,525
Disposal of assets held for sale	54,611	29,857	3,711	3,175
Decrease of derivatives for hedging	14,632	—	56,956	48,709
Acquisition of PT. Bank Himpunan Saudara 1906 (“Saudara Bank”)	—	—	(38,535)	(32,956)
Acquisition of available-for-sale financial assets	(29,152,120)	(28,527,400)	(16,305,797)	(13,944,922)
Acquisition of held-to-maturity financial assets	(4,250,044)	(5,658,655)	(7,138,013)	(6,104,518)
Acquisition of investments in joint ventures and associates	(144,644)	(67,431)	(1,098)	(939)
Acquisition of investment properties	(513)	(18)	—	—
Acquisition of premises and equipment	(159,437)	(140,639)	(129,454)	(110,711)
Acquisition of intangible assets	(107,092)	(86,910)	(97,891)	(83,718)
Acquisition of assets held for sale	(7,266)	—	—	—
Increase of derivatives for hedging	—	(14,153)	(3,273)	(2,799)

Net cash provided by (used in) investing activities	(392,967)	(1,141,012)	1,274,144	1,089,664

Cash flows from financing activities:
Net increase in borrowings	3,113,963	—	2,327,730	1,990,704
Issuance of debentures	10,501,447	18,229,052	13,502,777	11,547,744
Issuance of hybrid securities	—	159,618	795,179	680,047
Increase of paid in capital in subsidiaries	80,273	1,121	3,787	3,239
Issuance of hybrid securities in subsidiaries	985,553	—	—	—
Cash outflow due to the Spin-off	—	(792,949)	—	—
Net decrease in borrowings	—	(927,711)	—	—
Repayment of debentures	(10,084,216)	(15,448,663)	(16,425,353)	(14,047,168)
Dividends paid	(201,503)	—	(504,952)	(431,841)
Acquisition of treasury stock	—	(37,580)	—	—
Expenses on stock issued	—	(3)	—	—
Dividends paid on hybrid securities	(29,398)	(60,780)	(179,758)	(153,731)
Dividends paid on non-controlling interests	—	(8,042)	(824)	(705)
Dividends paid on hybrid securities of subsidiaries	(147,498)	(98,522)	—	—
Redemption of non-controlling hybrid securities	—	(702,995)	—	—
Other decrease in non-controlling interests, net	(38,643)	(1,119)	—	—

Net cash provided by (used in) financing activities	4,179,978	311,427	(481,414)	(411,711)

Net increase (decrease) in cash and cash equivalents	789,062	(548,341)	408,824	349,632
Cash and cash equivalents, beginning of the period	5,778,390	6,472,459	5,962,861	5,099,513
Effects of exchange rate changes on cash and cash equivalents	(94,993)	38,743	272,370	232,934

Cash and cash equivalents, end of the period (Note 6)	6,472,459	5,962,861	6,644,055	5,682,079

Cash and cash equivalents directly associated with disposal group held for sale	(303,202)	—	—	—
Cash and cash equivalents directly associated with disposal group held for distribution to owners	(691,608)	—	—	—

Cash and cash equivalents on consolidated statement of financial position	5,477,649	5,962,861	6,644,055	5,682,079

See notes to consolidated financial statements

WOORI BANK AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

1. GENERAL

(1)	Summary of the parent company

Woori Bank (hereinafter referred to the “Bank”), which is a controlling entity in accordance with International Financial Reporting Standards (“IFRS”) 10—Consolidated Financial Statements, was established in 1899 and is engaged in the commercial banking business under the Banking Law, trust business under the Financial Investment Services and Capital Market Act, and foreign currencies exchange business with approval from the Bank of Korea (“BOK”) and the Ministry of Finance and Economy (“MOFE”).

On June 24, 2002, Woori Finance Holdings Co., Ltd. listed its common shares on the Korea Exchange through public offering. In addition, on September 29, 2003, the holding company registered with the Securities and Exchange Commission in the United States of America and, on the same day, listed its American Depositary Shares on the New York Stock Exchange.

Previously, Woori Finance Holdings Co., Ltd., the former holding company of Woori Financial Group, established on March 27, 2001 held a 100% ownership of the Bank. Effective November 1, 2014, Woori Finance Holdings Co., Ltd. completed its merger with and into Woori Bank, its wholly-owned subsidiary, as contemplated by the merger agreement dated July 28, 2014, by and between Woori Finance Holdings Co., Ltd. and Woori Bank. Accordingly, the shares of the Bank, 597 million shares, prior to the merger, were reduced to nil in accordance with capital reduction procedure, and then, in accordance with the merger ratio, the Bank newly issued 676 million shares. As a result, as of December 31, 2015, the common stock of the Bank amounts, expressed in Korean Won (the “KRW” or “Won”), to 3,381,392 million Won.

As a result of such merger, the Bank incorporated Woori Card Co., Ltd., Woori Investment Bank Co., Ltd., Woori FIS Co., Ltd., Woori Private Equity Co., Ltd., and Woori Finance Research Institute Co., Ltd. as its subsidiaries.

As of December 31, 2015 and 2014, Korea Deposit Insurance Corporation (“KDIC”), as the largest shareholder, held 345 million shares (51.06% ownership) and 345 million shares (51.04% ownership), respectively, of the Bank’s shares issued.

The head office of the Bank is located in 51 Sogong-ro, Jung Gu, Seoul, Korea. The Bank has 956 branches and offices in Korea, and 21 branches and offices overseas as of December 31, 2015.

(2)	The consolidated financial statements for Woori Bank and its subsidiaries (the “Group”) include the following subsidiaries:

		Percentage of ownership (%)
Subsidiaries	Main business	December 31, 2014	December 31, 2015
Woori Bank:
Woori FIS Co., Ltd.	System software development & maintenance	100.0	100.0
Woori Private Equity Co., Ltd.	Finance	100.0	100.0
Woori Finance Research Institute Co., Ltd.	Other service business	100.0	100.0
Woori Card Co., Ltd.	Finance	100.0	100.0
Woori Investment Bank Co., Ltd.(*6)	Other credit finance business	59.5	58.2
Woori Credit Information Co., Ltd.	Credit information	100.0	100.0
Woori America Bank	Finance	100.0	100.0
Woori Global Markets Asia Limited	”	100.0	100.0
Woori Bank (China) Limited	”	100.0	100.0
ZAO Woori Bank	”	100.0	100.0
PT Bank Woori Saudara Indonesia 1906 Tbk	”	74.0	74.0
Woori Brazil Bank	”	100.0	100.0
Korea BTL Infrastructure Fund	”	99.9	99.9
Woori Fund Service Co., Ltd.	”	100.0	100.0
Woori Finance Cambodia	”	100.0	100.0
Woori Finance Myanmar(*7)	”	—	100.0
Kumho Trust First Co., Ltd.(*1)	Asset securitization	0.0	0.0
Asiana Saigon Inc.(*1)	”	0.0	0.0
An-Dong Raja First Co., Ltd.(*1)	”	0.0	0.0
Consus Eighth Co., LLC(*1)	”	0.0	0.0
KAMCO Value Recreation First Securitization Specialty Co., Ltd.(*1)	”	15.0	15.0
Woori IB Global Bond Co., Ltd.(*3)	”	0.0	—
Hermes STX Co., Ltd.(*1)	”	0.0	0.0
BWL First Co., LLC(*1)	”	0.0	0.0
Woori Poongsan Co., Ltd.(*1)	”	0.0	0.0
Pyeongtaek Ocean Sand Inc.(*3)	”	0.0	—
Deogi Dream Fourth Co., Ltd.(*1)	”	0.0	0.0
Jeonju Iwon Ltd.(*1)	”	0.0	0.0
Wonju I one Inc.(*1)	”	0.0	0.0
Newyear Eighth Co., Ltd.(*3)	”	0.0	—
Jilrian First Co., Ltd.(*3)	”	0.0	—
Heitz Third Co., Ltd.(*1)	”	0.0	0.0
Woorihansoop 1st Co., Ltd.(*1)	”	—	0.0
Electric Cable First Co., Ltd(*1)	”	—	0.0
Woori International First Co., Ltd.(*1)	”	—	0.0
Uri HJ First Co., Ltd.(*1)	”	—	0.0
Haeoreum Short-term Bond 15th and 34 beneficiary certificates for the rest(*4)	Securities investment and others	—	—
Principle Guaranteed Trust(*2)	Trust	0.0	0.0
Principle and Interest Guaranteed Trust(*2)	”	0.0	0.0
Woori Bank and Woori Private Equity Co., Ltd.:
Woori Private Equity Fund(*5)	Other financial business	31.9	31.9
Woori Private Equity Fund:
Woori EL Co., Ltd.	Other financial business	100.0	100.0
Woori Investment Bank:
Dongwoo First Securitization Specialty Co., Ltd.(*1)	Asset securitization	—	5.0
Woori Investment Bank:
My Asset Manhattan Private REIT First(*3)	Securities investment	76.6	—

(*1)	The entity is a structured entity for the purpose of asset securitization and included in the consolidation scope. See the table below for a detailed explanation on the Group’s involvement with these structured entities.
(*2)	The entity is a money trust under the Financial Investment Services and Capital Markets Act and included in the consolidation scope. See the table below for a detailed explanation on the Group’s involvement with these structured entities.

(*3)	The entity is deconsolidated as the liquidation or disposal procedure was completed for the year ended December 31, 2015.
(*4)	The entity is a structured entity for the purpose of investment in securities and included in the consolidation scope. See the table below for a detailed explanation on the Group’s involvement with these structured entities.
(*5)	The entity is included in the consolidation scope, for the Group, as a general partner, has controlling power.
(*6)	The ownership interest as of December 31, 2015 decreased as Woori Private Equity Fund sold its ownership of Woori Investment Bank Co., Ltd. for the year ended December 31, 2015.
(*7)	For the year ended December 31, 2015, as the Group acquired majority of the capital stock of the company, the entity was included in the subsidiary.

To determine whether the Group controls the structured entities, where the Group does not hold any ownership in them, the Group considered various factors in accordance with the Group’s accounting policy, which can be summarized as follows:

Involvement with the entity	The Group’s role within the entity	Structured Entities
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

• KAMCO Value Recreation First Securitisation Specialty CO., Ltd.

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

• Kumho Trust First Co., Ltd and 14 structured entities

Involvement with the entity	The Group’s role within the entity	Structured Entities
The Group is involved with a structured entity by originating loans directly to the entity.

This is a case where the Group invests in a structured entity, such as origination of loans.

As for the consolidated structured entities in this category, the Group is significantly exposed to the variable returns from the entities through the loan originated and the Group has the power over relevant activities that significantly effects the variable return—such as the Group makes significant investment decisions.

• Consus Eighth Co., LLC.

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

• Principal guaranteed trusts • Principal and interest guaranteed trusts

(3)	As of December 31, 2014 and 2015, despite having more than a 50% ownership interests, the Group has not consolidated the following companies as the Group do not have the ability to control following subsidiaries:

	As of December 31, 2015
Entities	Location	Main business	Percentage of ownership (%)
Golden Bridge NHN Online Private Equity Investment(*)	Korea	Securities Investment	60.0
Heungkuk High Class Private Equity Securities Investment Trust 377th(*)	Korea	Securities Investment	51.3
Mirae Asset Maps Clean Water Private Equity Investment Trust 7th(*)	Korea	Securities Investment	59.7
Kiwoom Yonsei Private Equity Investment Trust(*)	Korea	Securities Investment	88.9

	As of December 31, 2014
Entities	Location	Main business	Percentage of ownership (%)
Golden Bridge NHN Online Private Equity Investment(*)	Korea	Securities Investment	60.0
Heungkuk High Class Private Equity Securities Investment Trust 377th(*)	Korea	Securities Investment	51.3

(*)	The Group owns the majority ownership interest in these structured entities, but has no power on the investees’ relevant activities since the exercise of the Group’s voting right is limited with contracts with other investors. As a result, it is deemed that the Group has no power or control on the structured entities.

(4)	The summarized financial information before the elimination of intercompany transactions of the subsidiaries whose financial information were prepared under IFRS for the Group’s consolidated financial statements is as follows (Unit: Korean Won in millions):

	As of and for the year ended December 31, 2014
	Assets	Liabilities	Operating revenue	Net income (loss) attributable to owners	Comprehensive income (loss) attributable to owners
Woori FIS	246,580	211,671	289,485	(1,285)	(4,564)
Woori Private Equity	80,292	37,442	4,387	2,087	2,144
Woori Finance Research Institute	3,682	467	6,619	91	94
Woori Card	5,732,039	4,543,180	1,203,131	89,107	105,438
Woori Investment Bank Co.,Ltd.	1,001,542	861,209	84,282	4,536	8,642
Woori Credit Information	33,500	6,049	32,412	2,198	2,082
Woori America Bank	1,338,415	1,170,884	49,945	5,587	12,641
PT Bank Woori Saudara Indonesia 1906 Tbk	1,735,356	1,390,103	85,851	14,563	17,589
Woori Global Market Asia Limited	274,132	164,246	6,319	759	5,345
Woori Bank (China) Limited	3,844,399	3,397,735	205,273	8,887	26,980
ZAO Woori Bank	254,716	218,122	12,982	4,418	(18,193)
Woori Brazil Bank	164,282	131,319	18,468	1,647	(1,090)
Korea BTL Infrastructure Fund	669,818	262	35,136	31,750	31,750
Woori Fund Service	9,070	426	4,895	(415)	(415)
Woori Finance Cambodia	11,930	6,716	1,790	266	615
Money trust under the Trust Business Act	1,452,201	1,423,694	64,736	603	603
Structured entity for the securitization of financial assets	434,845	882,984	34,734	(22,798)	(100,951)
Security investments structured entity	3,789,630	800,013	69,543	22,465	45,040

	As of and for the year ended December 31, 2015
	Assets	Liabilities	Operating revenue	Net income (loss) attributable to owners	Comprehensive income (loss) attributable to owners
Woori FIS	161,778	127,701	260,657	1,421	(833)
Woori Private Equity	89,365	45,491	3,669	1,224	1,024
Woori Finance Research Institute	3,605	328	4,149	86	62
Woori Card	6,604,059	5,295,225	1,379,873	116,858	119,976
Woori Investment Bank Co.,Ltd.	1,206,156	1,057,992	129,404	10,435	7,830
Woori Credit Information	33,957	6,691	31,271	1,806	1,830
Woori America Bank	1,701,191	1,509,304	67,932	12,893	24,356
PT Bank Woori Saudara Indonesia 1906 Tbk	1,770,900	1,417,952	375,747	24,023	10,691
Woori Global Market Asia Limited	245,246	126,401	6,851	1,763	8,958
Woori Bank (China) Limited	4,016,968	3,511,268	408,566	1,056	32,855
ZAO Woori Bank	261,026	225,194	17,301	7,232	(762)
Woori Brazil Bank	106,239	80,653	19,850	2,330	(7,377)
Korea BTL Infrastructure Fund	739,502	279	34,042	30,307	30,307
Woori Fund Service	9,818	815	6,247	358	358
Woori Finance Cambodia	22,767	16,607	2,705	579	946
Woori Finance Myanmar	2,252	29	9	(117)	(166)
Money trust under the Trust Business Act	1,477,657	1,449,024	56,397	125	125
Structured entity for the securitization of financial assets	545,534	961,065	22,728	(13,685)	(6,662)
Security investments structured entity	3,071,375	562,477	126,904	26,906	41,080

(5)	Structured entities

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

Structured entities are assessed for consolidation in accordance with the accounting policy set out in Note 2. (2), and also refer to Note 1. (2).

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

Unconsolidated structured entities

The term ‘unconsolidated structured entities” refers to all structured entities, including asset securitisation vehicles, special purpose entities for structured finance, investment funds, and private equity funds, etc., that are not controlled by the Group. The Group enters into transactions with unconsolidated structured entities in the normal course of business to facilitate customer transactions and for specific investment opportunities.

Total assets of the unconsolidated structured entities, the carrying value of the related items recorded, the maximum exposure to risks, and the loss recognized as of and for the year ended December 31, 2014 and 2015 are as follows (Unit: Korean Won in millions):

	December 31, 2014
	Asset securitization vehicle	Structured finance	Investment funds
Total asset of the unconsolidated structured entities	8,701,441	39,770,040	7,174,629
Assets recognized in the consolidated financial statements related to the unconsolidated structured entities	613,105	2,484,397	926,993
Loans and receivables	185,946	2,293,115	—
Financial assets at fair value through profit or loss	190,303	—	—
Available-for-sale financial assets	—	153,606	586,035
Held-to-maturity financial assets	236,807	—	—
Investments in joint ventures and associates	—	—	340,958
Derivative assets	49	37,676	—
Liabilities recognized in the consolidated financial statements related to the unconsolidated structured entities	70,638	564	—
Other liabilities (including provisions)	70,638	564	—
The maximum exposure to risks	2,295,445	3,016,797	926,993
Investments	613,105	2,484,395	926,993
Purchase agreements	340,560	—	—
Credit facilities	1,341,780	470,590	—
Other agreements	—	61,812	—
Loss recognized on unconsolidated structured entities	—	6,661	36,961

	December 31, 2015
	Asset securitization vehicle	Structured finance	Investment funds
Total asset of the unconsolidated structured entities	10,138,371	48,198,653	7,611,232
Assets recognized in the consolidated financial statements related to the unconsolidated structured entities	4,219,809	2,879,310	963,747
Loans and receivables	148,811	2,439,207	26,976
Financial assets at fair value through profit or loss	—	274,175	—
Available-for-sale financial assets	1,649,949	133,455	654,705
Held-to-maturity financial assets	2,420,870	—	—
Investments in joint ventures and associates	—	—	282,066
Derivative assets	179	32,473	—
Liabilities recognized in the consolidated financial statements related to the unconsolidated structured entities	3,688	728	—
Derivative liabilities	126	—	—
Other liabilities (including provisions)	3,562	728	—
The maximum exposure to risks	5,250,850	3,877,161	963,747
Investments	4,219,809	2,879,310	963,747
Purchase agreements	74,000	48,000	—
Credit facilities	957,041	949,851	—
Loss recognized on unconsolidated structured entities	2,205	47,942	—

(6)	The details of limitations with regard to the transfer of assets or the redemption of liabilities within the Group are given below:

Some subsidiaries and affiliates are regulated by the rules and regulations of each jurisdiction, in which they have been incorporated, with regard to funding or management of customer deposits. In addition, there may be potential restrictions that they should have pre-approvals from their regulators in the case of remittance of earnings to their parent companies.

(7)	Subsidiaries of which non-controlling interests are significant to the Group’s consolidated financial statements are as follows (Unit: Korean Won in millions):

1) Accumulated non-controlling interests at the end of the period

	December 31, 2014	December 31, 2015
Woori Investment Bank	60,121	64,013
PT Bank Woori Saudara Indonesia 1906 Tbk	56,828	58,880

2) Net income attributable to non-controlling interests

	For the year ended December 31, 2013	For the year ended December 31, 2014	For the year ended December 31, 2015
Woori Investment & Securities(*)	(313,928)	(125,724)	—
Woori Financial(*)	28,925	—	—
Woori Investment Bank	(56,408)	2,215	4,353
PT Bank Woori Saudara Indonesia 1906 Tbk	—	702	6,241

(*)	Deconsolidated due to the Group’s disposal of the subsidiary during the year ended December 31, 2014.

3) Dividends to non-controlling interests

	For the year ended December 31, 2013	For the year ended December 31, 2014	For the year ended December 31, 2015
Woori Investment & Securities(*)	15,115	8,029	—
Woori Financial(*)	6,084	—	—
PT Bank Woori Saudara Indonesia 1906 Tbk	—	—	778

(*)	Deconsolidated due to the Group’s disposal of the subsidiary for the year ended December 31, 2014.

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

The issuance of the Group’s consolidated financial statements as of and for the year ended December 31, 2015, was approved by the Board of Directors on February 4, 2016.

The Group operates primarily in Korea and its official accounting records are maintained in Korean Won. The United States dollar (“U.S. dollar” or “US$” or “USD”) amounts are provided herein as supplementary information solely for the convenience of readers outside Korea. Korean Won amounts are expressed in U.S. Dollars at the rate of 1,169.3 Korean Won to US$1.00, the noon buying exchange rate in effect on December 31, 2015, as quoted by the Federal Reserve Bank of New York in the United States. Such convenience translation into U.S. Dollars should not be construed as representations that Korean Won amounts have been, could have been, or could in the future be, converted at this or any other rate of exchange.

The significant accounting policies that have been applied for the preparation of the consolidated financial statements for the year ended December 31, 2015 are described below. There have not been changes to the significant accounting policies except for the impacts from the adoptions of accounting standards or interpretations which are explained below.

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

Other than the amendment stated above, there are several annual improvements in the current period, but the application of the amendments has had no material effect on the Group’s consolidated financial statements.

2) The Group has not applied the following IFRSs that have been issued but are not yet effective:

Amendments to IAS 1—Presentation of Financial Statements

The amendments to IAS 1 clarify the concept of applying materiality in practice and restrict an entity reducing the understandability of its financial statements by obscuring material information with immaterial information or by aggregating material items that have different natures or functions. The amendments to IFRS 1 are effective for annual periods beginning on or after January 1, 2016.

Amendments to IAS 16—Property, Plant and Equipment

The amendments to IAS 16 prohibit the Group from using a revenue-based depreciation method for items of property, plant and equipment. The amendments are effective for the annual periods beginning on or after January 1, 2016.

Amendments to IAS 38—Intangible Assets

The amendments to IAS 38 rebuts presumption that revenue is not an appropriate basis for the amortization of an intangible assets, which the presumption can only be rebutted when the intangible asset expressed as a measure of revenue or when it can be demonstrated that revenue and consumption of the economic benefits of the intangible asset are highly correlated. The amendments are effective for the annual periods beginning on or after January 1, 2016.

Amendments to IFRS 10—Consolidated Financial Statements & IFRS 12—Disclosure of Interests in Other Entities & IAS 28—Investment in associates

The amendments clarify that in applying the equity method of accounting to an associate or a joint venture that is an investment entity, an investor may retain the fair value measurements that the associate or joint venture used for its subsidiaries. The amendments are effective for annual periods beginning on or after January 1, 2016

Amendments to IFRS 11—Accounting for Acquisitions of Interests in Joint Operations

The amendments to IFRS 11 provides guidance on how to account for the acquisition of joint operation that constitutes a business as defined in IFRS 3—Business Combinations. A joint operator is also required to disclose the relevant information required by IFRS 3 and other standards for business combinations. The amendments are effective for the annual periods beginning on or after January 1, 2016.

Enactment of IFRS 9—Financial Instruments

The amendments to IFRS 9 contain the requirements for the classification and measurement of financial assets and financial liabilities based on a business model whose objective is achieved both by collecting contractual cash flows and selling financial assets and based on the contractual terms that give rise on specified dates to cash flows, impairment methodology based on the expected credit losses, and broadened types of instruments that qualify as hedging instruments and the types of risk components of non-financial items that are eligible for hedge accounting and the change of the hedge effectiveness test. The enactment is effective for annual periods beginning on or after January 1, 2018.

Enactment of IFRS 15—Revenue from Contracts with Customers

The core principle under IFRS 15 is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The amendments introduces a 5-step approach to revenue recognition and measurement: 1) Identify the contract with a customer, 2) Identify the performance obligations in the contract, 3) Determine the transaction price, 4) Allocate the transaction price to the performance obligations in the contract, 5) Recognize revenue when (or as) the entity satisfies a performance obligation. This standard will supersede IAS 11 Construction Contracts, IAS 18 Revenue, IFRIC 13 Customer Loyalty Programmers, IFRIC 15 Agreements for the Construction of Real Estate, IFRIC 18 Transfers of Assets from Customers, and SIC 31 Revenue-Barter Transactions Involving Advertising Services. The enactment is effective for annual periods beginning on or after January 1, 2018.

Enactment of IFRS 16— Leases

IFRS 16 was issued in January 2016 to replace IAS 17 ‘Leases’. Accounting for finance leases will remain substantially the same. Operating leases will be brought on statement of financial position through the recognition of assets representing the contractual rights of use and liabilities will be recognised for the contractual payments. The enactment is effective for annual periods beginning on or after January 1, 2019.

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

When the Group has less than a majority of the voting rights of an investee, it still has the power over the investee if the voting rights are sufficient to give it the practical ability to direct the relevant activities of the investee unilaterally.

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

2) Loan origination fees and costs

The commission fees earned on loans, which is part of the effective interest rate of loans, is accounted for as deferred origination fees. Incremental cost related to the acquisition or disposal is accounted for deferred origination costs, and it is amortized on the effective interest method and included in interest revenues on loans.

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

On initial recognition, financial assets are classified into held-for-trading, designated as at fair value through profit or loss (“FVTPL”), AFS financial assets, held-to-maturity (“HTM”) investments and loans and receivables. Regular way purchases of financial assets classified as loans and receivables are recognized on settlement date; all other regular way transactions in financial assets are recognised on trade date.

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

For debt securities traded in the OTC market, the Group generally determines fair value based on prices obtained from independent pricing services. Specifically, with respect to independent pricing services, the Group obtains three prices per instrument from reputable independent pricing services in Korea, and generally uses the lowest of the prices obtained from such services without further adjustment. For non-marketable equity securities, the Group obtains prices from the independent pricing services. The Group validates prices received from such independent pricing services using a variety of means, including verification of the qualification of the independent pricing services, corroboration of the pricing by comparing the prices among the independent pricing services and by reference to other available market data, and review of the pricing model and assumptions used by the independent pricing services by the Group’s personnel who are familiar with market-related conditions.

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

While land is not depreciated, all other investment properties are depreciated based on the respective assets’ estimated useful lives using the straight-line method. The estimated useful lives, residual values and depreciation method are reviewed at the end of each reporting period, with the effect of any change in estimate accounted for on a prospective basis. For the estimated useful lives for investment properties, please refer to Note 2. (12)

An investment property is derecognized from the consolidated financial statements on disposal or when it is permanently withdrawn from use and no future economic benefits are expected even from its disposal. The gain or loss on derecognition of an investment property is calculated as the difference between the net disposal proceeds and the carrying amount of the property and is recognized in profit or loss in the period of the derecognition.

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

(14) Impairment of non-monetary assets

Intangible assets with indefinite useful lives such as goodwill and membership, or intangible assets that are not yet available for use are tested for impairment annually, regardless of whether or not there is any indication of impairment. All other assets are tested for impairment when there is an objective indication that the carrying amount may not be recoverable, and if the indication exists. The Group estimates the recoverable amount. Recoverable amount is the higher of value in use and net fair value less costs to sell. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and such impairment loss is recognized immediately in net income.

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

Rental income from operating leases is recognized on a straight-line basis over the term of the relevant lease. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the leased asset and recognized on a straight-line basis over the lease term. Operating lease assets are included within other assets and depreciated over their useful lives.

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

(16) Derivative instruments

Derivative instruments are classified as forward, futures, option, and swap, depending on the types of transactions and are classified as either trading or hedging depending on the purpose. Derivatives are initially recognized at fair value at the date the derivative contract is entered into and are subsequently measured to their fair value at the end of each reporting period. The resulting gain or loss is recognized in net income immediately unless the derivative is designated and effective as a hedging instrument.

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

(17) Assets (or Disposal group) held for sale

The Group classifies a non-current asset (or disposal group) as held for sale if its carrying amount will be recovered principally through a sale transaction rather than through continuing use. For this, the non-current asset

(or disposal group) must be available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets (or disposal groups) and its sale must be highly probable. For the sale to be highly probable, the appropriate level of management must be committed to a plan to sell the asset (or disposal group), and an active programme to locate a buyer and complete the plan must have been initiated. In addition, the sale should be expected to qualify for recognition as a completed sale within one year from the date of classification.

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

A financial guarantee is recognized as a liability; initially at fair value and will be amortized, if not designated as at FVTPL, subsequently at the higher of its initial value less cumulative amortization and any provision under the contract measured in accordance with provision policy. Amortization is calculated so as to recognize fees receivable in profit or loss over the period of the guarantee.

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

The significant judgments which management has made about the application of the Group’s accounting policies and key sources of uncertainty in estimate do not differ from those used in preparing the consolidated financial statements for the year ended December 31, 2014.

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

The Group measured fair value of disposal group held for distribution to owners by the chosen valuation techniques and assumptions as described in Note 47. The Group believes that the chosen valuation techniques and assumptions used are appropriate in determining the fair value of the disposal group held for distribution to owners.

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

(1) Credit risk

Credit risk represents the possibility of financial losses incurred when the counterparty fails to fulfil its contractual obligations. The goals of credit risk management are to maintain the Group’s credit risk exposure to a permissible degree and to optimize its rate of return considering such credit risk.

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

The maximum exposure to credit risk is as follows (Unit: Korean Won in millions):

	December 31, 2014	December 31, 2015
Loans and receivables:
Korean treasury and government agencies	15,171,424	12,062,603
Banks	18,063,113	19,048,126
Corporates	86,476,378	93,765,023
Consumers	103,659,220	119,966,310

Sub-total	223,370,135	244,842,062

Financial assets at fair value through profit or loss (“FVTPL”):
Deposits indexed to gold prices	13,816	24,884
Debt securities held for trading	2,248,619	2,617,406
Designated at FVTPL	—	986
Derivative assets for trading	2,111,467	2,390,497

Sub-total	4,373,902	5,033,773

Available-for-sale (“AFS”) debt securities	13,929,502	14,723,577
Held-to-maturity (“HTM”) securities	13,044,448	13,621,640
Derivative assets for hedging	196,061	183,128
Off-balance sheet items:
Guarantees	18,027,919	17,315,443
Loan commitments	89,637,659	88,211,580

Sub-total	107,665,578	105,527,023

Total	362,579,626	383,931,203

a) Credit risk exposure by geographical areas

The following tables analyze credit risk exposure by geographical areas (Unit: Korean Won in millions):

	December 31, 2014
	Korea	China	USA	UK	Japan	Others (*1)	Total
Loans and receivables	212,449,592	2,816,702	2,077,362	529,898	231,580	5,265,001	223,370,135
Financial assets at FVTPL(*2)	2,248,619	—	—	13,816	—	—	2,262,435
AFS debt securities	13,630,602	21,713	83,817	—	—	193,370	13,929,502
HTM securities	12,988,233	—	20,578	—	—	35,637	13,044,448
Off-balance sheet items	105,379,926	810,798	109,327	30,682	22,116	1,312,729	107,665,578

Total	346,696,972	3,649,213	2,291,084	574,396	253,696	6,806,737	360,272,098

	December 31, 2015
	Korea	China	USA	UK	Japan	Others (*1)	Total
Loans and receivables	231,685,404	2,808,255	2,606,044	644,387	192,599	6,905,373	244,842,062
Financial assets at FVTPL(*2)	2,618,392	—	—	24,884	—	—	2,643,276
AFS debt securities	14,427,447	38,094	96,443	—	—	161,593	14,723,577
HTM securities	13,525,799	—	15,112	—	—	80,729	13,621,640
Off-balance sheet items	103,454,192	607,685	88,552	107,239	28,884	1,240,471	105,527,023

Total	365,711,234	3,454,034	2,806,151	776,510	221,483	8,388,166	381,357,578

(*1)	Others consist of financial assets in Indonesia, Vietnam, Panama and the European countries.
(*2)	Financial assets at FVTPL comprise gold banking assets, debt securities held for trading, and financial assets designated at FVTPL.

b) Credit risk exposure by industries

The following tables analyze credit risk exposure by industries, which are service, manufacturing, finance and insurance, construction, individuals and others in accordance with the Korea Standard Industrial Classification Code (Unit: Korean Won in millions):

	December 31, 2014
	Service	Manufacturing	Finance and insurance	Construction	Individuals	Others	Total
Loans and receivables	46,360,779	34,440,991	33,001,223	4,934,866	95,561,400	9,070,876	223,370,135
Financial assets at FVTPL(*1)	—	—	1,173,672	6,025	—	1,082,738	2,262,435
AFS debt securities	908,885	86,239	8,496,984	10,000	—	4,427,394	13,929,502
HTM securities	1,802,707	—	7,011,702	473,133	—	3,756,906	13,044,448
Off-balance sheet items	18,327,049	35,325,448	14,611,613	5,822,769	27,890,865	5,687,834	107,665,578

Total	67,399,420	69,852,678	64,295,194	11,246,793	123,452,265	24,025,748	360,272,098

	December 31, 2015
	Service	Manufacturing	Finance and insurance	Construction	Individuals	Others	Total
Loans and receivables	48,470,594	37,699,589	32,604,765	5,160,497	112,491,741	8,414,876	244,842,062
Financial assets at FVTPL(*1)	23,617	986	1,460,037	—	—	1,158,636	2,643,276
AFS debt securities	781,989	47,119	9,213,137	31,159	—	4,650,173	14,723,577
HTM securities	1,931,529	20,000	7,875,325	472,209	—	3,322,577	13,621,640
Off-balance sheet items	18,572,657	31,975,235	13,871,934	5,307,240	30,606,423	5,193,534	105,527,023

Total	69,780,386	69,742,929	65,025,198	10,971,105	143,098,164	22,739,796	381,357,578

(*1)	Financial assets at FVTPL comprise gold banking assets, debt securities held-for trading, and financial assets designated at FVTPL.

3) Credit risk of loans and receivables

The credit exposure of loans and receivables by customer and loan classification are as follows (Unit: Korean Won in millions):

	December 31, 2014
			Corporates
	Korean treasury and government agencies	Banks	General business	Small & medium sized enterprise	Project financing	Sub-total	Consumers	Total
Loans and receivables neither overdue nor impaired	15,175,161	18,073,440	47,346,422	30,217,255	7,070,507	84,634,184	102,348,847	220,231,632
Loans and receivables overdue but not impaired	—	—	59,501	116,155	44,230	219,886	1,130,426	1,350,312
Impaired loans and receivables	—	—	2,697,017	693,965	621,039	4,012,021	730,076	4,742,097

Gross loans and receivables	15,175,161	18,073,440	50,102,940	31,027,375	7,735,776	88,866,091	104,209,349	226,324,041

Allowance for credit losses	3,737	10,327	1,513,561	720,397	155,755	2,389,713	550,129	2,953,906

Total, net	15,171,424	18,063,113	48,589,379	30,306,978	7,580,021	86,476,378	103,659,220	223,370,135

	December 31, 2015
			Corporates
	Korean treasury and government agencies	Banks	General business	Small & medium sized enterprise	Project financing	Sub-total	Consumers	Total
Loans and receivables neither overdue nor impaired	12,065,749	19,062,673	53,282,955	31,665,220	7,618,968	92,567,143	118,888,052	242,583,617
Loans and receivables overdue but not impaired	—	682	66,770	91,406	—	158,176	900,313	1,059,171
Impaired loans and receivables	—	2,331	2,005,366	506,793	585,684	3,097,843	577,157	3,677,331

Gross loans and receivables	12,065,749	19,065,686	55,355,091	32,263,419	8,204,652	95,823,162	120,365,522	247,320,119

Allowance for credit losses	3,146	17,560	1,393,401	516,891	147,847	2,058,139	399,212	2,478,057

Total, net	12,062,603	19,048,126	53,961,690	31,746,528	8,056,805	93,765,023	119,966,310	244,842,062

a) Credit quality of loans and receivables

The Group manages credit quality of its loans and receivables, (neither overdue nor impaired, net of allowance) through an internal rating system. Segregation of credit quality is as follows (Unit: Korean Won in millions):

	December 31, 2014
			Corporates
	Korean treasury and government agencies	Banks	General business	Small & medium sized enterprise	Project financing	Sub-total	Consumers	Total
Upper grade(*1)	15,171,424	18,063,113	33,452,114	11,982,008	4,395,653	49,829,775	97,539,727	180,604,039
Lower grade(*2)	—	—	13,543,336	17,878,446	2,626,124	34,047,906	4,630,874	38,678,780

Total	15,171,424	18,063,113	46,995,450	29,860,454	7,021,777	83,877,681	102,170,601	219,282,819

Value of collateral	814	378,858	16,429,701	23,260,308	3,862,733	43,552,742	81,571,671	125,504,085

	December 31, 2015
			Corporates
	Korean treasury and government agencies	Banks	General business	Small & medium sized enterprise	Project financing	Sub-total	Consumers	Total
Upper grade(*1)	12,062,603	19,044,317	41,511,690	16,597,807	5,275,015	63,384,512	114,559,012	209,050,444
Lower grade(*2)	—	1,044	11,434,413	14,817,366	2,271,579	28,523,358	4,187,183	32,711,585

Total	12,062,603	19,045,361	52,946,103	31,415,173	7,546,594	91,907,870	118,746,195	241,762,029

Value of collateral	11,391	413,893	18,096,065	24,412,038	4,220,936	46,729,039	98,376,621	145,530,944

(*1)	AAA~BBB for Corporates, and 1~6 level for Consumers
(*2)	BBB- ~C for Corporates, and 7~10 level for Consumers

The total amount in the above table are net of allowances for credit losses, for loans and receivables neither overdue nor impaired, amounting to 948,813 million Won and 821,588 million Won as of December 31, 2014 and 2015, respectively.

b) Aging analysis of loans and receivables

Aging analysis of loans and receivables (overdue but not impaired, net of allowance) is as follows (Unit: Korean Won in millions):

	December 31, 2014
			Corporates
Past due	Korean treasury and government agencies	Banks	General business	Small & medium sized enterprise	Project financing	Sub-total	Consumers	Total
Less than 30 days	—	—	54,282	87,404	31,385	173,071	940,488	1,113,559
30 to 60 days	—	—	2,748	15,359	—	18,107	91,111	109,218
60 to 90 days	—	—	753	4,583	—	5,336	47,784	53,120

Total	—	—	57,783	107,346	31,385	196,514	1,079,383	1,275,897

Value of collateral(*)	—	—	6,128	92,077	15,000	113,205	844,864	958,069

	December 31, 2015
			Corporates
Past due	Korean treasury and government agencies	Banks	General business	Small & medium sized enterprise	Project financing	Sub-total	Consumers	Total
Less than 30 days	—	92	52,157	58,854	—	111,011	716,245	827,348
30 to 60 days	—	120	3,902	16,584	—	20,486	98,889	119,495
60 to 90 days	—	222	9,537	4,969	—	14,506	39,330	54,058

Total	—	434	65,596	80,407	—	146,003	854,464	1,000,901

Value of collateral(*)	—	—	4,340	63,749	—	68,089	644,073	712,162

(*)	The value of collateral held used to determine the recoverable amount of the loans when calculating Allowance for credit losses.

The total amount in the above table are net of allowances for credit losses, for loans and receivables that are overdue but not impaired, amounting to 74,415 million Won and 58,270 million Won as of December 31, 2014 and 2015, respectively.

c) Impaired loans and receivables

Impaired loans and receivables, net of allowance are as follows (Unit: Korean Won in millions):

	December 31, 2014
			Corporates
	Korean treasury and government agencies	Banks	General business	Small & medium sized enterprise	Project financing	Sub-total	Consumers	Total
Impaired loans	—	—	1,536,146	339,178	526,859	2,402,183	409,236	2,811,419
Value of collateral(*)	—	—	1,061,188	410,337	362,961	1,834,486	349,916	2,184,402

	December 31, 2015
			Corporates
	Korean treasury and government agencies	Banks	General business	Small & medium sized enterprise	Project financing	Sub-total	Consumers	Total
Impaired loans	—	2,331	949,991	250,948	510,211	1,711,150	365,651	2,079,132
Value of collateral(*)	—	—	840,461	285,873	174,918	1,301,252	294,725	1,595,977

(*)	The value of collateral held used to determine the recoverable amount of the loans when calculating Allowance for credit losses.

The total amount in the above table are net of allowances for credit losses, for impaired loans and receivables amounting to 1,930,678 million Won and 1,598,199 million Won as of December 31, 2014 and 2015, respectively.

4) Credit risk of debt securities

The Group manages debt securities based on the credit ratings from External Credit Assessment Institution (“ECAI”), Korea’s qualified external rating agency, as follows (Unit: Korean Won in millions):

	December 31, 2014
	Debt securities held for trading	AFS debt securities	HTM securities	Total
AAA	1,697,680	11,016,048	12,968,971	25,682,699
AA- ~ AA+	309,540	2,495,817	37,964	2,843,321
BBB- ~ A+	241,399	410,755	37,513	689,667
Below BBB-	—	6,882	—	6,882

Total	2,248,619	13,929,502	13,044,448	29,222,569

	December 31, 2015
	Debt securities held for trading	AFS debt securities	HTM securities	Total
AAA	1,670,647	11,802,897	13,158,286	26,631,830
AA- ~ AA+	651,103	2,238,670	380,541	3,270,314
BBB- ~ A+	295,656	656,238	82,813	1,034,707
Below BBB-	986	25,772	—	26,758

Total	2,618,392	14,723,577	13,621,640	30,963,609

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

a) Trading activities

The minimum, maximum and average VaR for the year ended December 31, 2014 and 2015, respectively, and the VaR as of December 31, 2014 and 2015, respectively, are as follows (Unit: Korean Won in millions):

	As of December 31, 2014	For the year ended December 31, 2014			As of December 31, 2015	For the year ended December 31, 2015
Risk factor		Average	Maximum	Minimum		Average	Maximum	Minimum
Interest rate	1,403	1,982	14,948	1,029	2,907	2,742	3,991	1,211
Stock price	977	1,199	1,835	494	3,186	2,411	4,377	531
Foreign currencies	2,834	2,940	4,051	1,998	3,997	3,415	4,847	2,329
Commodity price	174	76	244	2	117	102	218	5
Diversification	(2,277)	(2,557)	(6,562)	(1,108)	(5,017)	(3,858)	(6,910)	(411)

Total VaR	3,111	3,640	14,516	2,415	5,190	4,812	6,523	3,665

b) Non-trading activities

The NII and NPV are calculated for the assets and liabilities owned by the Bank, respectively, by using the simulation method. The scenario responding to interest rate (“IR”) changes are as follows (Unit: Korean Won in millions):

Name of scenario	December 31, 2014		December 31, 2015
	NII	NPV	NII	NPV
Base case	4,066,282	20,834,907	4,248,972	22,441,148
Base case (Prepay)	4,069,926	20,031,483	4,243,033	21,418,343
IR 100bp up	4,399,344	20,556,629	4,628,056	21,747,451
IR 100bp down	3,738,667	21,118,466	3,863,665	23,192,051
IR 200bp up	4,732,405	20,287,594	5,007,090	21,107,510
IR 200bp down	3,355,164	21,403,671	3,137,452	23,998,930
IR 300bp up	5,065,465	20,029,447	5,386,122	20,517,630
IR 300bp down	2,562,087	21,689,568	2,123,516	25,345,104

The EaR and VaR are calculated based on the BIS Framework of the all other subsidiaries excluding the Bank are as follows (Unit: Korean Won in millions):

December 31, 2014		December 31, 2015
EaR	VaR	EaR	VaR
137,081	80,800	153,717	80,086

The Group estimates and manages risks related to changes in interest rate due to the difference in the sensitivity of interest-yielding assets and the sensitivity of liabilities. Cash flows of principal amounts and interests from interest bearing assets and liabilities by maturity date are as follows (Unit: Korean Won in millions):

	December 31, 2014
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	5years ~	Total
Asset:
Loans and receivables	124,874,333	37,039,170	7,644,952	7,923,544	45,827,482	26,316,111	249,625,592
AFS financial assets	1,486,603	2,187,500	2,457,467	3,545,923	7,014,968	811,079	17,503,540
HTM financial assets	2,194,485	853,864	1,032,432	981,567	8,560,364	124,025	13,746,737

Total	128,555,421	40,080,534	11,134,851	12,451,034	61,402,814	27,251,215	280,875,869

Liability:
Deposits due to customers	85,886,222	29,642,605	20,375,470	23,367,861	29,589,229	173,233	189,034,620
Borrowings	9,940,465	1,815,735	596,439	1,175,954	3,536,640	603,054	17,668,287
Debentures	3,589,060	2,321,152	2,104,165	2,872,430	10,876,612	4,923,245	26,686,664

Total	99,415,747	33,779,492	23,076,074	27,416,245	44,002,481	5,699,532	233,389,571

	December 31, 2015
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	5years ~	Total
Asset:
Loans and receivables	140,191,350	41,178,643	8,201,386	8,043,459	50,083,399	30,613,803	278,312,040
AFS financial assets	1,346,353	2,176,565	2,821,168	2,031,687	6,480,914	702,884	15,559,571
HTM financial assets	1,980,893	1,652,225	1,191,175	1,611,999	6,957,745	922,081	14,316,118

Total	143,518,596	45,007,433	12,213,729	11,687,145	63,522,058	32,238,768	308,187,729

Liability:
Deposits due to customers	96,907,809	31,975,594	21,386,037	28,539,885	30,592,054	26,732	209,428,111
Borrowings	13,631,363	1,601,846	900,149	498,146	3,088,516	499,110	20,219,130
Debentures	3,056,172	1,142,939	747,728	2,028,080	12,197,477	4,584,085	23,756,481

Total	113,595,344	34,720,379	23,033,914	31,066,111	45,878,047	5,109,927	253,403,722

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

Financial instruments in foreign currencies exposed to currency risk are as follows (Unit: USD in millions, JPY in millions, CNY in millions, EUR in millions, and Korean Won in millions):

	December 31, 2014
	USD		JPY		CNY		EUR		Others	Total
	Foreign currency	Won equivalent	Foreign currency	Won equivalent	Foreign currency	Won equivalent	Foreign currency	Won equivalent	Won equivalent	Won equivalent
Asset:
Loans and receivables	21,863	24,031,428	164,658	1,515,086	16,335	2,888,248	952	1,272,156	2,785,998	32,492,916
Financial assets at FVTPL	196	215,576	160	1,475	—	—	—	275	56	217,382
AFS financial assets	195	214,465	244	2,247	121	21,371	1	1,043	122,595	361,721
HTM financial assets	19	20,743	—	—	—	—	—	—	35,472	56,215

Total	22,273	24,482,212	165,062	1,518,808	16,456	2,909,619	953	1,273,474	2,944,121	33,128,234

Liability:
Financial liabilities at FVTPL	232	255,315	788	7,252	—	36	1	971	6,451	270,025
Deposits due to customer	7,794	8,567,409	94,684	871,225	13,466	2,380,898	318	424,483	1,658,974	13,902,989
Borrowings	7,705	8,469,325	46,689	429,608	195	34,436	360	481,645	76,036	9,491,050
Debentures	4,405	4,842,111	33,564	308,832	200	35,362	—	—	631,284	5,817,589
Other financial liabilities	1,745	1,917,992	9,231	84,941	400	70,804	227	303,942	950,020	3,327,699

Total	21,881	24,052,152	184,956	1,701,858	14,261	2,521,536	906	1,211,041	3,322,765	32,809,352

Off-balance sheet items	12,076	13,273,813	53,436	491,683	2,592	458,228	808	1,079,887	2,140,306	17,443,917

	December 31, 2015
	USD		JPY		CNY		EUR		Others	Total
	Foreign currency	Won equivalent	Foreign currency	Won equivalent	Foreign currency	Won equivalent	Foreign currency	Won equivalent	Won equivalent	Won equivalent
Asset:
Loans and receivables	25,178	29,509,364	112,138	1,089,991	16,177	2,887,324	1,141	1,460,773	3,163,999	38,111,451
Financial assets at FVTPL	143	167,270	113	1,096	—	—	1	987	428	169,781
AFS financial assets	483	565,872	—	—	211	37,671	—	622	80,273	684,438
HTM financial assets	13	15,288	—	—	—	—	—	—	80,553	95,841

Total	25,817	30,257,794	112,251	1,091,087	16,388	2,924,995	1,142	1,462,382	3,325,253	39,061,511

Liability:
Financial liabilities at FVTPL	149	174,554	499	4,853	—	—	33	42,299	98,312	320,018
Deposits due to customer	11,701	13,713,829	114,940	1,117,225	15,174	2,708,309	301	385,077	1,204,774	19,129,214
Borrowings	8,757	10,262,750	17,834	173,350	276	49,231	441	565,235	111,447	11,162,013
Debentures	3,054	3,578,711	5,680	55,209	900	160,632	33	42,257	503,066	4,339,875
Other financial liabilities	2,150	2,519,715	3,176	30,867	2,850	508,596	69	88,658	706,388	3,854,224

Total	25,811	30,249,559	142,129	1,381,504	19,200	3,426,768	877	1,123,526	2,623,987	38,805,344

Off-balance sheet items	9,914	11,619,118	26,451	257,103	797	142,208	528	676,588	504,092	13,199,109

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

2) Maturity analysis of non-derivative financial liabilities

a)	Cash flows of principals and interests by remaining contractual maturities of non-derivative financial liabilities are as follows (Unit: Korean Won in millions):

	December 31, 2014
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	5 years~	Total
Financial liabilities at FVTPL	365,980	2,856	64,530	1,877	116,809	—	552,052
Deposits due to customers	110,179,135	23,846,554	17,005,409	30,637,932	7,137,817	4,073,163	192,880,010
Borrowings	8,200,116	2,789,746	686,701	1,498,409	3,905,808	605,249	17,686,029
Debentures	3,533,865	2,321,678	2,104,813	2,872,429	10,931,818	4,923,280	26,687,883
Other financial liabilities	8,214,891	23,563	4,269	3,637	18,824	3,042,910	11,308,094

Total	130,493,987	28,984,397	19,865,722	35,014,284	22,111,076	12,644,602	249,114,068

	December 31, 2015
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	5 years~	Total
Financial liabilities at FVTPL	730,495	408	54	11,850	161,537	—	904,344
Deposits due to customers	123,618,943	25,623,490	17,391,363	35,942,949	7,623,477	2,716,859	212,917,081
Borrowings	8,678,642	2,504,599	2,126,241	1,155,179	5,311,041	499,722	20,275,424
Debentures	3,055,973	1,143,005	747,870	2,027,915	12,197,268	4,584,002	23,756,033
Other financial liabilities	8,448,045	25,530	4,504	2,429	84,660	2,589,577	11,154,745

Total	144,532,098	29,297,032	20,270,032	39,140,322	25,377,983	10,390,160	269,007,627

b)	Cash flows of principals and interests by expected maturities of non-derivative financial liabilities are as follows (Unit: Korean Won in millions):

	December 31, 2014
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	5 years~	Total
Financial liabilities at FVTPL	365,980	2,856	64,530	1,877	116,809	—	552,052
Deposits due to customers	120,225,687	26,494,101	15,745,613	21,902,361	5,179,702	2,765,755	192,313,219
Borrowings	8,201,615	2,789,664	685,516	1,498,159	3,905,808	605,249	17,686,011
Debentures	3,533,865	2,321,678	2,104,813	2,872,429	10,931,818	4,923,280	26,687,883
Other financial liabilities	8,214,891	23,563	4,269	3,637	18,824	3,042,910	11,308,094

Total	140,542,038	31,631,862	18,604,741	26,278,463	20,152,961	11,337,194	248,547,259

	December 31, 2015
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	5 years~	Total
Financial liabilities at FVTPL	730,495	408	54	11,850	161,537	—	904,344
Deposits due to customers	129,716,295	27,884,256	16,876,865	28,164,198	6,506,300	3,384,994	212,532,908
Borrowings	8,678,664	2,504,588	2,126,234	1,155,176	5,311,041	499,722	20,275,425
Debentures	3,055,973	1,143,005	747,870	2,027,915	12,197,268	4,584,002	23,756,033
Other financial liabilities	8,454,338	25,530	4,504	2,429	84,660	2,589,577	11,161,038

Total	150,635,765	31,557,787	19,755,527	31,361,568	24,260,806	11,058,295	268,629,748

3) Maturity analysis of derivative financial liabilities is as follows (Unit: Korean Won in millions):

Derivatives held for trading purpose are not managed in accordance with their contractual maturity, but the Group holds such financial instruments with the purpose of disposing or redemption before their maturity. As such, those derivatives are incorporated as “Within 3months” in the table below. The cash flow from derivatives held for hedge purpose is estimated at the amount after the offset of the cash inflow and outflow.

	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	5 years~	Total
December 31, 2014	2,138,589	602	407	170	87	—	2,139,855
December 31, 2015	2,580,827	—	—	—	—	—	2,580,827

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

	December 31, 2014	December 31, 2015
Guarantees	18,027,919	17,315,443
Loan commitments	89,637,659	88,211,580

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

According to the above regulations, the Group is required to meet the following new minimum requirements: 4.5% Common Equity Tier 1 ratio, 6.0% Tier 1 capital ratio, and 8.0% total capital ratio as of December 31, 2014 and 2015. The details are as following (Unit: Korean won in millions):

December 31, 2014
Tier 1 capital	13,111,803
Other Tier 1 capital	2,534,622
Tier 2 capital	5,211,287
Total risk-adjusted capital	20,857,712
Risk-weighted assets for credit risk	135,697,864
Risk-weighted assets for market risk	1,666,819
Risk-weighted assets for operational risk	8,958,341
Total risk-weighted assets	146,323,024
Common Equity Tier 1 ratio	8.96%
Tier 1 capital ratio	10.69%
Total capital ratio	14.25%

December 31, 2015
Tier 1 capital	13,047,567
Other Tier 1 capital	3,016,309
Tier 2 capital	4,987,529
Total risk-adjusted capital	21,051,405
Risk-weighted assets for credit risk	142,127,112
Risk-weighted assets for market risk	2,595,566
Risk-weighted assets for operational risk	9,348,221
Total risk-weighted assets	154,070,899
Common Equity Tier 1 ratio(*)	8.47%
Tier 1 capital ratio(*)	10.43%
Total capital ratio(*)	13.66%

(*)	The Group also uses the following internally to manage its capital risk; Provided the subsidiaries included in the scope of consolidation due to the merger with Woori Finance Holdings (i.e., Woori Card Co., Ltd., Woori Investment Bank Co., Ltd., Woori FIS Co., Ltd., Woori Private Equity Co., Ltd., and Woori Finance Research Institute Co., Ltd.) are ruled out, Common Equity Tier 1 ratio, Tier 1 capital ratio and Total capital ratio as of December 31, 2015 are adjusted to 9.50%, 11.68% and 15.15%, respectively.

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

The Group’s reporting segments comprise the following customers: consumer banking, corporate banking, investment banking, capital market, credit card and headquarters and others. The reportable segments are classified based on the target customers for whom the service is being provided. Meanwhile, during the year ended at December 31, 2014, the spin-off of Kyongnam Bank and Kwangju Bank was completed and the disposals of Woori Investment & Securities Co., Ltd, Woori Financial, Woori F&I, Woori Asset Management, and Woori Savings Bank were closed in accordance with the progress of the privatization of Woori Finance Holdings Co., Ltd. Accordingly, the composition of operating segments has changed, and the Group restated the comparative operating segment information for the years ended and as of December 31, 2013.

Additionally, the Group recognized its credit card operation as a separate operating segment during the year ended December 31, 2015. Therefore, the corresponding comparative information for the years ended December 31, 2013 and 2014 and as of December 31, 2014 were restated accordingly.

•	Consumer banking: Loans/deposits and financial services for consumer, etc.

•	Corporate banking: Loans/deposits and export/import, financial services for corporations, etc.

•	Investment banking: Domestic/foreign investment, structured finance, M&A, Equity & fund investment related business, venture advisory related tasks, real estate SOC development practices etc.

•	Capital market: Fund management, investment securities and derivatives business, etc.

•	Credit Card: Credit card, cash service and card loan, etc. ; and

•	Headquarter and others: Segments that are not belong to above operating segments

1) The details of assets and liabilities by each segment are as follows (Unit: Korean Won in millions):

	December 31, 2014
	Consumer banking	Corporate banking	Investment banking	Capital market	Credit Card	Headquarter and Others	Sub-total	Inter- segment transaction	Total
Assets	83,582,893	96,644,808	6,411,016	6,076,739	5,732,039	76,683,360	275,130,855	(4,973,636)	270,157,219
Liabilities	47,625,472	145,999,344	136,603	4,957,708	4,542,735	46,740,752	250,002,614	2,061,180	252,063,794

	December 31, 2015
	Consumer banking	Corporate banking	Investment banking	Capital market	Credit Card	Headquarter and Others	Sub-total	Inter- segment transaction	Total
Assets	95,612,964	107,313,193	6,646,754	7,903,460	6,604,059	73,713,629	297,794,059	(5,934,987)	291,859,072
Liabilities	46,049,309	170,127,944	41,772	6,410,552	5,295,225	42,578,200	270,503,002	2,046,155	272,549,157

2)	The details of operating income by each segment are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2013 (Restated)
	Consumer banking	Corporate banking	Investment banking	Capital market	Credit Card	Head- quarter and Others	Sub-total	Inter- segment transaction	Continuing operation(*)
Net Interest income	1,505,372	1,947,049	19,654	60,146	178,800	491,636	4,202,657	289,365	4,492,022
Interest income	3,233,552	3,832,238	256,860	82,649	272,015	1,653,376	9,330,690	162,693	9,493,383
Interest expense	(1,653,013)	(2,282,674)	(717)	(29,121)	(92,529)	(1,069,979)	(5,128,033)	126,672	(5,001,361)
Inter-segment	(75,167)	397,485	(236,489)	6,618	(686)	(91,761)	—	—	—
Net non-interest income	415,665	443,767	67,883	(7,323)	13,572	514,020	1,447,584	(575,125)	872,459
Non-interest income	645,404	518,355	401,904	4,849,598	572,472	2,949,852	9,937,585	(100,430)	9,837,155
Non-interest expense	(244,085)	(100,033)	(334,021)	(4,856,921)	(558,900)	(2,396,041)	(8,490,001)	(474,695)	(8,964,696)
Inter-segment	14,346	25,445	—	—	—	(39,791)	—	—	—
Other expense	(1,761,891)	(2,414,374)	(156,006)	(39,556)	(211,684)	(641,734)	(5,225,245)	100,331	(5,124,914)
Administrative expense	(1,643,064)	(831,660)	(17,458)	(21,744)	(88,059)	(497,591)	(3,099,576)	197,405	(2,902,171)
Impairment losses on credit loss and others	(118,827)	(1,582,714)	(138,548)	(17,812)	(123,625)	(144,143)	(2,125,669)	(97,074)	(2,222,743)
Operating income	159,146	(23,558)	(68,469)	13,267	(19,312)	363,922	424,996	(185,429)	239,567
Non-operating income	(14,340)	(10,787)	38,464	34,367	7,265	1,654,915	1,709,884	(1,661,784)	48,100
Net income before income tax expense	144,806	(34,345)	(30,005)	47,634	(12,047)	2,018,837	2,134,880	(1,847,213)	287,667
Income tax expense	(35,043)	8,311	7,261	(11,527)	(1,955)	(483,688)	(516,641)	481,545	(35,096)
Net income from continuing operations	109,763	(26,034)	(22,744)	36,107	(14,002)	1,535,149	1,618,239	(1,365,668)	252,571

	For the year ended December 31, 2014 (Restated)
	Consumer banking	Corporate banking	Investment banking	Capital market	Credit Card	Head- quarter and Others	Sub-total	Inter- segment transaction	Continuing operation(*)
Net Interest income	1,392,354	1,741,700	1,178	28,884	287,350	548,238	3,999,704	493,314	4,493,018
Interest income	3,032,488	3,636,838	199,629	26,076	400,569	1,587,332	8,882,932	328,308	9,211,240
Interest expense	(1,591,087)	(2,191,770)	(23)	(100)	(113,219)	(987,029)	(4,883,228)	165,006	(4,718,222)
Inter-segment	(49,047)	296,632	(198,428)	2,908	—	(52,065)	—	—	—
Net non-interest income	493,762	453,799	65,919	(8,059)	93,042	255,453	1,353,916	(941,404)	412,512
Non-interest income	724,288	438,879	348,363	3,969,660	769,235	2,182,334	8,432,759	(284,209)	8,148,550
Non-interest expense	(250,450)	(14,483)	(282,444)	(3,977,719)	(676,193)	(1,877,554)	(7,078,843)	(657,195)	(7,736,038)
Inter-segment	19,924	29,403	—	—	—	(49,327)	—	—	—
Other expense	(1,759,431)	(1,522,783)	(175,002)	(10,273)	(246,943)	(553,185)	(4,267,617)	259,795	(4,007,822)
Administrative expense	(1,700,025)	(835,051)	(14,385)	(16,437)	(108,616)	(518,258)	(3,192,772)	233,853	(2,958,919)
Impairment losses on credit loss and others	(59,406)	(687,732)	(160,617)	6,164	(138,327)	(34,927)	(1,074,845)	25,942	(1,048,903)
Operating income	126,685	672,716	(107,905)	10,552	133,449	250,506	1,086,003	(188,295)	897,708
Non-operating income	(15,444)	(3,309)	39,967	(20,562)	(2,443)	1,588,360	1,586,569	(1,649,882)	(63,313)
Net income before income tax expense	111,241	669,407	(67,938)	(10,010)	131,006	1,838,866	2,672,572	(1,838,177)	834,395
Income tax expense	(26,920)	(153,867)	16,441	2,422	(28,135)	(98,136)	(288,195)	—	(288,195)
Net income from continuing operations	84,321	515,540	(51,497)	(7,588)	102,871	1,740,730	2,384,377	(1,838,177)	546,200

	For the year ended December 31, 2015
	Consumer banking	Corporate banking	Investment banking	Capital market	Credit Card	Head- quarter and Others	Sub-total	Inter- segment transaction	Total
Net Interest income	1,289,088	1,699,913	5,601	40,913	378,019	743,092	4,156,626	605,274	4,761,900
Interest income	2,850,985	3,255,796	154,460	19,394	500,449	1,585,636	8,366,720	331,515	8,698,235
Interest expense	(1,227,921)	(1,880,195)	(18)	(81)	(122,430)	(979,449)	(4,210,094)	273,759	(3,936,335)
Inter-segment	(333,976)	324,312	(148,841)	21,600	—	136,905	—	—	—
Net non-interest income	554,957	513,686	115,111	18,015	98,034	279,437	1,579,240	(947,937)	631,303
Non-interest income	886,057	503,321	489,659	5,760,567	871,486	3,245,543	11,756,633	(366,953)	11,389,680
Non-interest expense	(353,032)	(25,993)	(374,548)	(5,742,552)	(773,452)	(2,907,816)	(10,177,393)	(580,984)	(10,758,377)
Inter-segment	21,932	36,358	—	—	—	(58,290)	—	—	—
Other expense	(1,790,292)	(1,795,561)	53,089	(44,187)	(321,265)	(470,592)	(4,368,808)	327,191	(4,041,617)
Administrative expense	(1,782,234)	(925,566)	(14,933)	(16,945)	(124,362)	(553,539)	(3,417,579)	267,190	(3,150,389)
Impairment losses on credit loss and others	(8,058)	(869,995)	68,022	(27,242)	(196,903)	82,947	(951,229)	60,001	(891,228)
Operating income	53,753	418,038	173,801	14,741	154,788	551,937	1,367,058	(15,472)	1,351,586
Non-operating income	(19,113)	(2,189)	43,728	197	(5,150)	136,954	154,427	(54,067)	100,360
Net income before income tax expense	34,640	415,849	217,529	14,938	149,638	688,891	1,521,485	(69,539)	1,451,946
Income tax expense	(8,383)	(98,886)	(52,642)	(3,615)	(32,780)	(136,891)	(333,197)	(43,357)	(376,554)
Net income from continuing operations	26,257	316,963	164,887	11,323	116,858	552,000	1,188,288	(112,896)	1,075,392

(*)	The amounts exclude profit or loss from the subsidiaries that were reclassified into disposal group held for sale and disposal group held for distribution to owners for the years ended December 31, 2013 and 2014. (Notes 46 and 47)

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

(3) Information on geographical areas

Among the Group’s revenue (interest income and non-interest income) from services, revenue from the domestic customers for the years ended December 31, 2013, 2014 and 2015 amounted to 18,466,386 million Won, 16,800,282 million Won and 18,974,359 million Won, respectively, and revenue from the foreign customers amounted to 864,152 million Won, 559,508 million Won and 1,113,556 million Won, respectively (excluding the profit and losses that are reclassified to the discontinued operations). Among the Group’s non-current assets (investments in joint ventures and associates, investment properties, premises and equipment and intangible assets), non-current assets attributed to domestic subsidiaries as of December 31, 2014 and 2015 are 3,591,351 million Won and 3,666,276 million Won, respectively, and foreign subsidiaries are 211,465 million Won and 220,093 million Won, respectively.

6. CASH AND CASH EQUIVALENTS

(1) Details of cash and cash equivalents are as follows (Unit: Korean Won in millions):

	December 31, 2014	December 31, 2015
Cash	2,597,984	2,091,064
Foreign currencies	585,728	656,183
Demand deposits	2,017,798	3,286,747
Fixed deposits	761,351	610,061

Total	5,962,861	6,644,055

(2) Significant transactions not involving cash inflows and outflows are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2014	2015
Changes in other comprehensive income on valuation of AFS financial assets	86,537	72,297
Changes in other comprehensive income(loss) of investment in associates	(2,974)	3,295
Changes in other comprehensive income of foreign currency translation of foreign operations	28,856	33,837
Changes in other comprehensive loss on remeasurement of the net defined benefit liability	(63,426)	(78,267)
Changes in investments in associates on equity swap and others	176,661	83,002
Changes in unpaid dividends of hybrid equity securities	7,547	3,562
Changes in payables due to intangible assets	—	125,446

7. FINANCIAL ASSETS AT FAIR VALUE THRUGH PROFIT OR LOSS

(1) Financial assets at FVTPL are as follows (Unit: Korean Won in millions):

	December 31, 2014	December 31, 2015
Financial assets held for trading	4,536,918	5,120,062
Financial assets designated at FVTPL	17,262	12,595

Total	4,554,180	5,132,657

(2) Financial assets held for trading are as follows (Unit: Korean Won in millions):

	December 31, 2014	December 31, 2015
Deposits:
Deposits indexed to gold prices	13,816	24,884
Securities:
Debt securities
Korean treasury and government agencies	668,886	798,397
Financial institutions	927,121	1,175,303
Corporates	620,312	643,706
Equity securities	99,988	62,945
Beneficiary certificates	48,291	14,017
CMA securities	32,300	—
Loaned securities	14,737	10,313

Sub-total	2,411,635	2,704,681

Derivatives instruments assets	2,111,467	2,390,497

Total	4,536,918	5,120,062

(3) Financial assets designated at FVTPL as follows (Unit: Korean Won in millions):

	December 31, 2014	December 31, 2015
Equity-linked securities	6,066	—
Debt securities	—	986
Equity securities	11,196	11,609

Total	17,262	12,595

8. AVAILABLE-FOR-SALE FINANCIAL ASSETS

AFS financial assets are as follows (Unit: Korean Won in millions):

	December 31, 2014
	Book value	Unrealized gains	Unrealized losses	Fair value
Debt securities:
Korean treasury and government agencies	3,138,741	32,963	(124)	3,171,580
Financial institutions	6,697,347	34,471	(357)	6,731,461
Corporates	2,762,728	64,522	—	2,827,250
Asset-backed securities	171,313	—	(13,572)	157,741
Bond denominated in foreign currencies	365,661	—	(66,761)	298,900

Sub-total	13,135,790	131,956	(80,814)	13,186,932
Equity securities	1,115,728	432,068	(126,422)	1,421,374
Beneficiary certificates	3,431,922	20,689	—	3,452,611
Loaned securities	684,126	1,982	(12)	686,096
Others	46,524	17,308	—	63,832

Total	18,414,090	604,003	(207,248)	18,810,845

	December 31, 2015
	Book value	Unrealized gains	Unrealized losses	Fair value
Debt securities:
Korean treasury and government agencies	3,529,997	28,880	(88)	3,558,789
Financial institutions	5,598,416	27,473	(64)	5,625,825
Corporates	3,809,370	79,303	(692)	3,887,981
Asset-backed securities	260,198	—	(1,541)	258,657
Bond denominated in foreign currencies	649,983	790	(12,853)	637,920

Sub-total	13,847,964	136,446	(15,238)	13,969,172
Equity securities	967,911	376,079	(6,283)	1,337,707
Beneficiary certificates	1,119,497	23,148	(24,617)	1,118,028
Loaned securities	717,525	2,488	(3)	720,010
Others	16,988	8,687	—	25,675

Total	16,669,885	546,848	(46,141)	17,170,592

9. HELD-TO-MATURITY FINANCIAL ASSETS

HTM financial assets are as follows (Unit: Korean Won in millions):

	December 31, 2014
	Book value	Unrealized gains	Unrealized losses	Fair value
Korean treasury and government agencies	4,128,344	82,979	(37)	4,211,286
Financial institutions	4,389,592	37,400	(175)	4,426,817
Corporates	4,470,297	106,092	(2,946)	4,573,443
Bond denominated in foreign currencies	56,215	—	—	56,215

Total	13,044,448	226,471	(3,158)	13,267,761

	December 31, 2015
	Book value	Unrealized gains	Unrealized losses	Fair value
Korean treasury and government agencies	3,366,942	63,895	(131)	3,430,706
Financial institutions	4,138,250	26,417	(153)	4,164,514
Corporates	6,020,607	106,541	(4,460)	6,122,688
Bond denominated in foreign currencies	95,841	—	—	95,841

Total	13,621,640	196,853	(4,744)	13,813,749

10. LOANS AND RECEIVABLES

(1) Loans and receivables are as follows (Unit: Korean Won in millions):

	December 31, 2014	December 31, 2015
Due from banks	11,100,572	11,174,806
Loans	204,818,820	225,547,768
Other receivables	7,450,743	8,119,488

Total	223,370,135	244,842,062

(2)	Due from banks are as follows (Unit: Korean Won in millions):

	December 31, 2014	December 31, 2015
Due from banks in local currency:
Due from the Bank of Korea	9,120,180	6,885,516
Due from depository banks	1,000	300,500
Due from non-depository	277,337	12,197
Due from the Korea Exchange	1,580	1,868
Others	182,750	34,525
Allowance for credit losses	(2,305)	(2,063)

Sub-total	9,580,542	7,232,543

Due from banks in foreign currencies:
Due from banks on demand	312,022	1,945,918
Due from banks on time	712,972	1,178,081
Others	497,454	822,888
Allowance for credit losses	(2,418)	(4,624)

Sub-total	1,520,030	3,942,263

Total	11,100,572	11,174,806

(3) Details of restricted due from banks are as follows (Unit: Korean Won in millions):

Financial institution	Counterparty	December 31, 2014	Reason of restriction
Due from banks in local currency:
Due from the Bank of Korea	The Bank of Korea	9,120,180	Reserve deposits under BOK Act
Others	NH Investment & Securities Co., Ltd. and others	182,750	Treasury stock trust contracts and others

		9,302,930

Due from banks in foreign currencies:
Due from banks on demand	The Bank of Korea and others	296,447	Reserve deposits under BOK Act and others
Others	The Central Bank of China and others	469,974	Reserve deposits and others

		766,421

		10,069,351

Financial institution	Counterparty	December 31, 2015	Reason of restriction
Due from banks in local currency:
Due from the Bank of Korea	The Bank of Korea	6,885,516	Reserve deposits under BOK Act
Others	Saumsung Securities Co., Ltd. and others	34,525	Reserve deposits of the futures, options and others

		6,920,041

Due from banks in foreign currencies:
Due from banks on demand	The Bank of Korea and others	1,944,976	Reserve deposits under BOK Act and others
Others	The Central Bank of China and others	811,168	Reserve deposits and others

		2,756,144

		9,676,185

(4) Loans are as follows (Unit: Korean Won in millions):

	December 31, 2014	December 31, 2015
Loans in local currency	167,261,592	185,154,851
Loans in foreign currencies	11,281,016	13,104,820
Domestic banker’s letter of credit	5,712,049	4,805,433
Credit card accounts	5,113,684	6,099,219
Bills bought in foreign currencies	5,552,421	6,647,918
Bills bought in local currency	258,707	134,645
Factoring receivables	92,205	149,688
Advances for customers on guarantees	52,619	44,242
Privately placed bonds	346,284	330,889
Loans to be converted to equity securities	498	—
Securitized loans	295,506	309,990
Call loans	4,174,735	2,758,156
Bonds purchased under resale agreements	6,891,629	7,583,743
Loan origination costs and fees	367,898	435,005
Others	44,378	45,622
Present value discount	(16,913)	(4,985)
Allowance for credit losses	(2,609,488)	(2,051,468)

Total	204,818,820	225,547,768

(5) Other receivables are as follows (Unit: Korean Won in millions):

	December 31, 2014	December 31, 2015
CMA accounts	186,000	213,000
Receivables	4,662,557	5,648,159
Accrued income	885,141	971,179
Telex and telephone subscription rights and refundable deposits	1,075,068	1,056,309
Other debtors	981,672	650,743
Allowance for credit losses	(339,695)	(419,902)

Total	7,450,743	8,119,488

(6) Changes in allowance for probable credit losses on loans and receivables are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2013
	Consumers	Corporates	Credit card	Others	Total
Beginning balance	(327,168)	(2,983,860)	(127,771)	(432,778)	(3,871,577)
Net provision(*)	(238,400)	(2,178,951)	(137,174)	(68,288)	(2,622,813)
Recoveries of written-off loans	(41,847)	(168,799)	(25,836)	891	(235,591)
Charge-off	179,911	1,625,220	172,257	2,034	1,979,422
Sales of loans and receivables	8,038	152,792	14	147	160,991
Unwinding effect	21,200	140,863	530	499	163,092
Classified into disposal group held for sale	74,896	92,503	—	40,178	207,577
Classified into disposal group held for distribution to owners	10,531	467,581	12,071	7,686	497,869
Others	16,935	60,093	296	(3,926)	73,398

Ending balance	(295,904)	(2,792,558)	(105,613)	(453,557)	(3,647,632)

	For the year ended December 31, 2014
	Consumers	Corporates	Credit card	Others	Total
Beginning balance	(295,904)	(2,792,558)	(105,613)	(453,557)	(3,647,632)
Net provision(*)	(150,292)	(791,339)	(158,603)	(15,937)	(1,116,171)
Recoveries of written-off loans	(7,976)	(66,627)	(27,920)	—	(102,523)
Charge-off	115,339	1,173,434	162,691	627	1,452,091
Sales of loans and receivables	5,833	140,174	—	5,676	151,683
Unwinding effect	16,666	137,951	336	223	155,176
Others	(10,101)	70,875	(8)	92,704	153,470

Ending balance	(326,435)	(2,128,090)	(129,117)	(370,264)	(2,953,906)

	For the year ended December 31, 2015
	Consumers	Corporates	Credit card	Others	Total
Beginning balance	(326,435)	(2,128,090)	(129,117)	(370,264)	(2,953,906)
Net provision	(103,166)	(744,416)	(180,563)	(83,994)	(1,112,139)
Recoveries of written-off loans	(29,219)	(198,089)	(34,207)	—	(261,515)
Charge-off	240,541	1,139,102	198,077	592	1,578,312
Sales of loans and receivables	2,518	138,055	—	866	141,439
Unwinding effect	12,514	99,854	—	—	112,368
Others	(186)	7,390	—	10,180	17,384

Ending balance	(203,433)	(1,686,194)	(145,810)	(442,620)	(2,478,057)

(*)	The item incorporates the provisions from both of continued and discontinued operations. Refer to Note 39 for disclosure of provision recognized in continuing operations.

11.	THE FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

(1)	The fair value hierarchy

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

•

Level 2— fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. prices) or indirectly (i.e. derived from prices). The types of financial assets or liabilities generally included in Level 2 are debt securities not traded in active markets and derivatives traded in OTC of which valuation techniques do not require significant judgment.

•

Level 3— fair value measurements are those derived from valuation techniques that include significant inputs for the asset or liability that are not based on observable market data (unobservable inputs). The types of financial assets or liabilities generally included in Level 3 are non-publicly traded securities and derivatives and debt securities of which valuation techniques require significant judgments and subjectivity.

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

(2) Fair value hierarchy of financial assets and liabilities measured at fair value are as follows (Unit: Korean Won in millions):

	December 31, 2014
	Level 1(*1)	Level 2(*1)	Level 3(*2)	Total
Financial assets:
Financial assets held for trading
Deposits	13,816	—	—	13,816
Debt securities	587,593	1,628,726	—	2,216,319
Equity securities	99,988	—	—	99,988
Beneficiary certificates	—	48,291	—	48,291
CMA securities	—	32,300	—	32,300
Loaned securities	14,737	—	—	14,737
Derivative instrument assets	56	2,062,137	49,274	2,111,467

Sub-total	716,190	3,771,454	49,274	4,536,918

Financial assets designed at FVTPL
Equity-linked securities	—	—	6,066	6,066
Equity securities	629	—	10,567	11,196

Sub-total	629	—	16,633	17,262

AFS financial assets
Debt securities	2,731,782	10,455,150	—	13,186,932
Equity securities	389,456	—	1,031,918	1,421,374
Beneficiary certificates	—	3,096,917	355,694	3,452,611
Loaned securities	475,748	210,348	—	686,096
Others	—	49,591	14,241	63,832

Sub-total	3,596,986	13,812,006	1,401,853	18,810,845

Derivative assets	—	184,115	11,946	196,061

Total	4,313,805	17,767,575	1,479,706	23,561,086

Financial liabilities:
Financial liabilities held for trading
Deposits	13,927	—	—	13,927
Derivative liabilities	5,819	2,092,325	41,711	2,139,855

Sub-total	19,746	2,092,325	41,711	2,153,782

Financial liabilities designated at FVTPL
Equity-linked securities	—	315	361,993	362,308
Debentures	—	159,264	—	159,264

Sub-total	—	159,579	361,993	521,572

Total	19,746	2,251,904	403,704	2,675,354

	December 31, 2015
	Level 1(*1)	Level 2(*1)	Level 3(*2)	Total
Financial assets:
Financial assets held for trading
Deposits	24,884	—	—	24,884
Debt securities	689,600	1,927,806	—	2,617,406
Equity securities	62,945	—	—	62,945
Beneficiary certificates	—	14,017	—	14,017
Loaned securities	10,313	—	—	10,313
Derivative instrument assets	419	2,311,402	78,676	2,390,497

Sub-total	788,161	4,253,225	78,676	5,120,062

Financial assets designed at FVTPL
Debt securities	—	—	986	986
Equity securities	—	—	11,609	11,609

Sub-total	—	—	12,595	12,595

AFS financial assets
Debt securities	2,235,229	11,733,943	—	13,969,172
Equity securities	344,339	—	993,368	1,337,707
Beneficiary certificates	—	740,958	377,070	1,118,028
Loaned securities	615,570	104,440	—	720,010
Others	—	20,367	5,308	25,675

Sub-total	3,195,138	12,599,708	1,375,746	17,170,592

Derivative assets	—	177,155	5,973	183,128

Total	3,983,299	17,030,088	1,472,990	22,486,377

Financial liabilities:
Financial liabilities held for trading
Deposits	24,872	—	—	24,872
Derivative liabilities	136,845	2,365,375	78,607	2,580,827

Sub-total	161,717	2,365,375	78,607	2,605,699

Financial liabilities designated at FVTPL
Equity-linked securities	—	10,660	747,351	758,011
Debentures	—	96,851	—	96,851

Sub-total	—	107,511	747,351	854,862

Total	161,717	2,472,886	825,958	3,460,561

(*1)	There was no transfer between Level 1 and Level 2 of financial assets and liabilities measured at fair value. The Group recognizes transfers between the levels at the end of reporting period within which events or conditions change.
(*2)	Certain AFS unquoted equity securities measured at cost as of December 31, 2014 and 2015, are 41,022 million Won and 42,451 million Won, respectively. These unquoted equity instruments mostly represent minority investments in special purposed entity vehicles such as asset securitization structures. They are measured at cost due to the various factors including (a) that observable inputs of financial information to measure fair value were not available to obtain, (b) that variances between estimated cash flows are significant, and (c) that it is not likely to measure the probabilities of the various estimated cash flows in a reliable manner. In addition, there are no indicators of impairments in these investments, and the Group has no intention to dispose these investments in the foreseeable future.

During the year, the Group disposed of certain financial assets which were carried at cost because they did not have quoted market prices in an active market and could not be reliably measured at fair value. The carrying amount and gain from disposal of these financial assets amounted to 414 million Won and 146 million Won for the year ended December 31, 2015, respectively.

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

Risk-free market rate, Forward Rate, Volatility, Foreign Exchange Rate, Stock Prices, etc.

Financial Instruments linked to stock prices or derivatives	The fair value of security linked to stock prices or derivatives is measured by the models such as DCF model, FDM, or Monte Carlo Simulation given the natures of the securities or underlying assets.	Values of underlying assets, Risk-free market rate, Market rate, Dividend and convenience yield, Correlation, Volatility, Credit spread, and Foreign Exchange rate

	Fair value measurement methods	Alternative assumptions

Debenture	The fair value is measured by discounting the projected cash flows of a debenture by applying the market discount rate that is reflecting credit rating of the Group.	Risk-free market rate, Forward rate

Valuation methods of financial assets and liabilities measured at fair value and classified into Level 3 and significant but unobservable inputs are as follows:

	Fair value measurement technique	Input variable	Range	Impact of changes in significant unobservable inputs on fair value measurement
Derivative assets	Option valuation model and others	Correlation	0.315~0.938	Volatility of fair value increases as correlation increases
		Historical variability	19.10%~45.96%	Volatility of fair value increases as historical variability increase
		Credit risk adjustment ratio	99.23%	Fair value decreases as credit risk adjustment ratio increases
Derivative liabilities	Option valuation model and others	Correlation	0.315~0.938	Volatility of fair value increases as correlation increase
		Historical variability	19.10%~45.96%	Volatility of fair value increase due to historical variability increase
Equity-linked securities	Monte Carlo Simulation and others	Correlation	0.036~0.739

Compound financial instrument’s fair value increases as both of historical variability and correlation increase when correlation decreases, however, despite of increase of historical variability, the fair value of compound financial instrument may decrease

		Historical variability	13.70%~51.01%
Equity securities	External appraisal value and others	Expected growth rate	0%~1%	Fair value increases as expected growth rate increases

Fair value of financial assets and liabilities classified into level 3 is measured by the Group using its own valuation techniques or using external specialists. Unobservable inputs used in the fair value measurements are produced by the internal system of the Group and the appropriateness of inputs is reviewed regularly.

(3) Changes in financial assets and liabilities classified into level 3 are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2013
	January 1, 2013	Net Income (loss)(*1)	Other comprehensive income (loss)	Purchases/ Issuances	Disposals/ Settlements	Transfer to or from level 3(*5)	December 31, 2013(*7)
Financial assets:
Financial assets held for trading
Derivatives instruments assets(*6)	301,017	127,807	—	31,213	(172,361)	20,106	307,782
Others	—	(2,241)	—	—	(11,940)	20,366	6,185

Sub-total	301,017	125,566	—	31,213	(184,301)	40,472	313,967

Financial assets designed at FVTPL
Equity-linked securities	593,129	43,372	—	285,796	(514,177)	—	408,120
Asset-backed securities	46,990	—	—	—	(46,990)	—	—
Debt securities	5,305	73	—	—	(2,702)	—	2,676
Equity securities	11,121	840	—	1,912	(3,294)	—	10,579

Sub-total	656,545	44,285	—	287,708	(567,163)	—	421,375

AFS financial assets
Debt securities	13,733	(7,710)	3,027	—	—	—	9,050
Equity securities(*3)	1,916,779	(70,057)	(17,104)	253,824	(131,815)	(107,738)	1,843,889
Beneficiary certificates(*2)	386,581	(17,115)	18,113	115,498	(54,531)	114,395	562,941
Others(*2)	130,245	(4,821)	1,577	4,666	(3,253)	(25,500)	102,914

Sub-total	2,447,338	(99,703)	5,613	373,988	(189,599)	(18,843)	2,518,794

Derivative assets(*6)	—	—	—	—	—	14,608	14,608

Total	3,404,900	70,148	5,613	692,909	(941,063)	36,237	3,268,744

Financial liabilities:
Financial liabilities held for trading
Derivative liabilities(*6)	159,248	97,570	—	33,807	(41,859)	4,653	253,419

Financial liabilities designated at FVTPL
Equity-linked securities	4,797,434	227,218	—	4,758,507	(4,195,898)	—	5,587,261

Total	4,956,682	324,788	—	4,792,314	(4,237,757)	4,653	5,840,680

	For the year ended December 31, 2014
	January 1, 2014	Net Income (loss)(*1)	Other comprehensive income (loss)	Purchases/ Issuances	Disposals/ Settlements	Transfer to or from level 3(*5)	Decrease due to the spin-off or disposals	December 31, 2014
Financial assets:
Financial assets held for trading
Derivatives instruments assets	307,782	41,776	—	1,244	(108,345)	—	(193,183)	49,274
Others	6,185	(724)	—	—	(4,433)	—	(1,028)	—

Sub-total	313,967	41,052	—	1,244	(112,778)	—	(194,211)	49,274

Financial assets designed at FVTPL
Equity-linked securities	408,120	(337)	—	324,205	(82,468)	—	(643,454)	6,066
Debt securities	2,676	26	—	—	(2,702)	—	—	—
Equity securities	10,579	(12)	—	—	—	—	—	10,567

Sub-total	421,375	(323)	—	324,205	(85,170)	—	(643,454)	16,633

AFS financial assets
Debt securities(*2)	9,050	(6,048)	—	—	—	1,825	(4,827)	—
Equity securities(*3)	1,843,889	(137,631)	6,063	106,654	(114,450)	(551)	(672,056)	1,031,918
Beneficiary certificates(*2)	562,941	16,033	3,164	41,214	(66,126)	(1,935)	(199,597)	355,694
Others(*2)	102,914	(2,439)	(1,134)	12,898	—	(70,000)	(27,998)	14,241

Sub-total	2,518,794	(130,085)	8,093	160,766	(180,576)	(70,661)	(904,478)	1,401,853

Derivative assets	14,608	3,497	—	—	(6,159)	—	—	11,946

Total	3,268,744	(85,859)	8,093	486,215	(384,683)	(70,661)	(1,742,143)	1,479,706

Financial liabilities:
Financial liabilities held for trading
Derivative liabilities	253,419	6,783	4,050	4,596	(43,250)	—	(183,887)	41,711

Financial liabilities designated at FVTPL
Equity-linked securities(*4)	5,587,261	19,031	—	2,205,033	(815,356)	(88,044)	(6,545,932)	361,993

Total	5,840,680	25,814	4,050	2,209,629	(858,606)	(88,044)	(6,729,819)	403,704

	For the year ended December 31, 2015
	January 1, 2014	Net Income (loss)(*1)	Other comprehensive income (loss)	Purchases/ Issuances	Disposals/ Settlements	Transfer to or from level 3(*5)	December 31, 2015
Financial assets:
Financial assets held for trading
Derivative instrument assets(*8)	49,274	71,703	—	(8,166)	(33,156)	(979)	78,676

Sub-total	49,274	71,703	—	(8,166)	(33,156)	(979)	78,676

Financial assets designed at FVTPL
Equity-linked securities	6,066	—	—	—	(6,066)	—	—
Debt securities	—	(14)	—	1,000	—	—	986
Equity securities	10,567	1,042	—	—	—	—	11,609

Sub-total	16,633	1,028	—	1,000	(6,066)	—	12,595

AFS financial assets
Equity securities(*3)	1,031,918	(57,373)	105,290	105,930	(100,018)	(92,379)	993,368
Beneficiary certificates	355,694	3,905	(24,846)	121,613	(79,296)	—	377,070
Others	14,241	(7,064)	1,370	—	(3,239)	—	5,308

Sub-total	1,401,853	(60,532)	81,814	227,543	(182,553)	(92,379)	1,375,746

Derivative assets	11,946	7,375	—	—	(13,348)	—	5,973

Total	1,479,706	19,574	81,814	220,377	(235,123)	(93,358)	1,472,990

Financial liabilities:
Financial liabilities held for trading
Derivative liabilities(*8)	41,711	58,565	—	4,008	(24,475)	(1,202)	78,607
Financial liabilities designated at FVTPL
Equity-linked securities(*4)	361,993	(73,533)	—	764,005	(304,917)	(197)	747,351

Total	403,704	(14,968)	—	768,013	(329,392)	(1,399)	825,958

(*1)	From financial assets and liabilities classified as Level 3 that the Group holds as at the end of the year, losses of 117,855 million Won, 172,484 million Won and 2,854 million Won for the year ended December 31 2013, 2014 and 2015, respectively, were recognized in net gain (loss) on financial instruments at FVTPL and net gain (loss) on AFS financial assets in the comprehensive income statements.
(*2)	AFS financial assets were transferred between Level 2 and Level 3 depending upon the changes in the degree of subjectivity and uncertainty used to measure fair values, such as quoted price in inactive market or values from external valuation specialists, of the AFS financial assets.
(*3)	AFS financial assets were transferred out of Level 3 to Level 1 as the fair value measurement were changed from the value from external valuation specialists to the value from quoted price during the period.
(*4)	Since the observable market data for equity-linked securities was available, such securities were transferred out of Level 3 into Level 2.
(*5)	The Group recognizes transfers between levels at the end of reporting period within which events have occurred or conditions have changed.
(*6)	As the variables used for the valuation of interest rate and equity related derivatives were not observable in the market, such derivatives were transferred into Level 3 from Level 2. In the case of currency related derivatives, the variables which were unobservable in the market significantly impacted the valuation of such derivatives. As such, the derivatives were transferred into Level 3 from Level 2.
(*7)	Items include financial assets and liabilities, which was reclassified into disposal group held for sale and disposal groups held for distribution to owners, of 1,662,501 million Won and of 5,600,440 million Won, respectively, as at the end of 2013.
(*8)	As the variables used for the valuation of interest rate and equity related derivatives became observable in the market, such derivatives were transferred out of Level 3 to Level 2.

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

The following table shows the sensitivity analysis to disclose the effect of reasonably possible alternative assumptions on the fair value of a level 3 financial instruments for the years ended December 31, 2013, 2014 and 2015. (Unit: Korean Won in millions):

	For the year ended December 31, 2013
	Net income (loss)		Other comprehensive income (loss)
	Favorable	Unfavorable	Favorable	Unfavorable
Financial assets:
Financial assets held for trading
Derivatives instruments assets(*1)(*2)	33,867	(45,614)	—	—
Financial assets designed at FVTPL
Equity-linked securities(*1)	1,672	(321)	—	—
AFS Financial Assets
Equity securities(*3)(*4)	—	—	150,607	(60,481)
Beneficiary certificates(*4)	—	—	5,851	(5,642)
Others(*5)	—	—	1,296	(647)

Total	35,539	(45,935)	157,754	(66,770)

Financial liabilities:
Financial liabilities held for trading
Derivative liabilities(*1)(*2)	32,097	(36,434)	—	—
Financial liabilities designated at FVTPL
Equity-linked securities(*1)	55,764	(34,133)	—	—

Total	87,861	(70,567)	—	—

	For the year ended December 31, 2014
	Net income (loss)		Other comprehensive income (loss)
	Favorable	Unfavorable	Favorable	Unfavorable
Financial assets:
Financial assets held for trading
Derivatives instruments assets(*1)(*2)	14,093	(6,471)	—	—
AFS Financial Assets
Equity securities(*3)(*4)	—	—	80,085	(39,055)
Beneficiary certificates(*4)	—	—	3,430	(3,243)
Others(*5)	—	—	6,823	(2,858)

Total	14,093	(6,471)	90,338	(45,156)

Financial liabilities:
Financial liabilities held for trading
Derivative liabilities(*1)(*2)	7,939	(7,722)	—	—
Financial liabilities designated at FVTPL
Equity-linked securities(*1)	1,497	(1,483)	—	—

Total	9,436	(9,205)	—	—

	For the year ended December 31, 2015
	Net income (loss)		Other comprehensive income (loss)
	Favorable	Unfavorable	Favorable	Unfavorable
Financial assets:
Financial assets held for trading
Derivatives instruments assets(*1)(*2)	10,674	(9,729)	—	—
Financial assets designed at FVTPL
Equity securities(*6)	793	(739)	—	—
AFS Financial Assets
Equity securities(*3)(*4)	—	—	37,648	(20,869)
Beneficiary certificates(*4)	—	—	4,102	(3,875)
Others(*5)	—	—	80	(80)

Total	11,467	(10,468)	41,830	(24,824)

Financial liabilities:
Financial liabilities held for trading
Derivative liabilities(*1)(*2)	13,469	(12,281)	—	—
Financial liabilities designated at FVTPL
Equity-linked securities(*1)	2,289	(2,247)	—	—

Total	15,758	(14,528)	—	—

(*1)	Fair value changes of equity related derivatives assets and liabilities and equity-linked securities are calculated by increasing or decreasing historical fluctuation rate of stock price and correlation, which are major unobservable variables, by 10%, respectively. In the case of interest rate and currency related derivative assets and liabilities, fair value changes are calculated by increasing or decreasing volatility of interest rate and credit risk adjustment ratio, which are major unobservable variables, by 10%, respectively.
(*2)	Both derivative assets and liabilities for held for trading and hedging are included.
(*3)	Fair value changes of equity securities are calculated by increasing or decreasing growth rate (0~1%) and discount rate or liquidation value (-1~1%) and discount rate. The growth rate, discount rate, and liquidation value are major unobservable variables.

(*4)	Among the equity securities, whereas the sensitivity analysis of the capital contributions and beneficiary certificates is not possible in practice, fair value changes of beneficiary certificates and other securities whose major unobservable variables are composed of the real estate are calculated by increasing or decreasing price fluctuation of real estate which is underlying assets and discount rate by 1%.
(*5)	Fair value changes of other securities are calculated by increasing or decreasing price fluctuation of trust property or real estate which is underlying assets and discount rate by 1%. The prices of trust property and real estates and discount rate are major unobservable variables.
(*6)	Fair value changes are measured by increasing or decreasing the discount rate by 10%, which is major unobservable variable, respectively.

(5) Fair value and carrying amount of financial assets and liabilities that are recorded at amortized cost are as follows (Unit: Korean Won in millions):

	As of December 31, 2014
	Fair value				Book value
	Level 1	Level 2	Level 3	Total
Financial assets:
Held-to-maturity financial assets	1,902,558	11,365,202	—	13,267,760	13,044,448
Loans and receivables	—	—	225,284,372	225,284,372	223,370,135
Financial liabilities:
Deposits due to customers	—	188,673,796	—	188,673,796	188,516,465
Borrowings	—	17,772,085	—	17,772,085	17,707,595
Debentures	—	24,976,056	—	24,976,056	24,795,904
Other financial liabilities	—	16,889,129	—	16,889,129	16,889,687

	As of December 31, 2015
	Fair value				Book value
	Level 1	Level 2	Level 3	Total
Financial assets:
Held-to-maturity financial assets	1,045,022	12,768,727	—	13,813,749	13,621,640
Loans and receivables	—	—	248,253,422	248,253,422	244,842,062
Financial liabilities:
Deposits due to customers	—	208,133,241	—	208,133,241	209,141,826
Borrowings	—	20,084,789	—	20,084,789	20,033,917
Debentures	—	22,288,472	—	22,288,472	21,898,859
Other financial liabilities	—	16,961,987	—	16,961,987	16,964,206

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

	Fair value measurement methods	Alternative assumptions
Debt securities	The fair value is measured by discounting the projected cash flows of debt securities by applying the market discount rate that has been applied to a proxy company that has similar credit rating to the issuers of the securities.	Risk-free market rate, Credit spread

Loans and receivables	The fair value is measured by discounting the projected cash flows of loan products by applying the market discount rate that has been applied to a proxy company that has similar credit rating to the debtor.	Risk-free market rate, Credit spread, Prepayment-rate

Deposit due to customers, Borrowings, and Debentures	The fair value is measured by discounting the projected cash flows of debt products by applying the market discount rate that is reflecting credit rating of the Group.	Risk-free market rate, Forward rate

12. DERECOGNITION AND OFFSET OF FINANCIAL INSTRUMENTS

(1) Derecognition of financial assets

1)	The book value, fair value of, and maximum exposure to loss from the financial assets that were derecognized from the consolidated financial statements of the Group through disposals, but the Group still have continuous involvements are given as below:

	2014
	As of December 31					For the year ended December 31
	Classification	Carrying amount of Continuing involvement		Fair value amount of Continuing involvement		Maximum exposure to loss	Gain(loss) recognized in the year	Accumulated Gain(loss) recognized
		Asset	Liability	Asset	Liability
KAMCO tenth Asset Securitization Specialty (“KAMCO specialty”)	Loan & Receivables	—	—	—	—	—	498	498
Conditional disposal of loans to KAMCO(*)	Off-balance item	—	—	—	—	709	—	—

2015
	As of December 31					For the year ended December 31
	Classification	Carrying amount of Continuing involvement		Fair value amount of Continuing involvement		Maximum exposure to loss	Gain(loss) recognized in the year	Accumulated Gain(loss) recognized
		Asset	Liability	Asset	Liability
Conditional disposal of loans to KAMCO(*)	Off-balance item	—	—	—	—	701	—	—

(*)	KAMCO is still in the process of collecting cash flows related to the transferred assets and the maximum exposure to loss represents the carrying amounts of the assets at the date when they were transferred to KAMCO. Under previous K-GAAP, the Group derecognized the transferred assets although the Group retains and continues to retain substantially all such risks and rewards and according to the transition exemptions in IFRS 1 “First-time adoption of International Financial Reporting Standard”, the Group did not reassess the derecognition criteria for these transfers.

2)	Transferred financial assets that are not derecognized in their entirety

a)	Disposal of securities under repurchase agreement

The financial instruments that were disposed but the Group agreed to repurchase at the fixed amounts at the same time, so that they did not meet the conditions of derecognition, are as follows:

		December 31, 2014	December 31, 2015
Assets for transfer	Financial assets at FVTPL	9,851	—
	AFS financial assets	926,796	603,274
	HTM financial assets	660,212	139,340

	Total	1,596,859	742,614

Related liabilities	Bonds sold under repurchase agreements	1,196,237	671,629

b)	Loaned securities

When the Group loans its securities to outside parties, the legal ownerships of the securities are transferred, however, they should be returned at the end of lending period therefore the Group does not derecognize them from the consolidated financial statements as it owns majority of risks and benefits from the securities continuously regardless of the transfer of legal ownership.

		December 31, 2014	December 31, 2015	Loaned to
Financial assets at FVTPL	Equity securities- listed stock	14,737	10,313	Samsung Securities Co., Ltd. and others
AFS financial assets	Korean treasury and government agencies bonds	686,096	720,010	Korea Securities Depository and others

	Total	700,833	730,323

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

The Group has entered into a sale under repurchase agreements and accounted it as collateralized borrowing. Also, the Group has entered into a purchase under resale agreement and accounted it as secured loans. The repurchase and resale agreement can have the offsetting right only under the trading party’s default, insolvency, or bankruptcy which do not satisfy the offsetting criteria of IAS 32, the Group recorded the collateralized borrowings in borrowings and the secured loans in loans and receivables. The Group under the repurchase agreements has offsetting right only upon the counter-party’s default, insolvency or bankruptcy, thus the repurchase agreements are applied by the TBMA/ISMA Global Master Repurchase Agreement of which do not satisfy the offsetting criteria of IAS 32. The Group disclosed bonds sold (purchased) under repurchase agreements as borrowings (loans and receivables).

As at the end of reporting periods, the financial instruments to be set off and may be covered by master netting agreements and similar agreements are given as below:

	December 31, 2014
	Gross amounts of recognized financial assets	Gross amounts of recognized financial liabilities set off	Net amounts of financial assets presented	Related amounts not set off in the statement of financial position		Net amounts
				Financial instruments	Cash collateral received
Financial assets:
Derivative assets and others(*1)	2,316,295	16,228	2,300,067	5,413,119	37,142	469,574
Receivable spot exchange(*2)	3,619,768	—	3,619,768
Bonds purchased under resale agreements(*2)	6,891,629	—	6,891,629	6,891,629	—	—
Domestic exchanges receivable(*2)(*5)	28,094,142	27,310,235	783,907	—	—	783,907

Total	40,921,834	27,326,463	13,595,371	12,304,748	37,142	1,253,481

	December 31, 2014
	Gross amounts of recognized financial liabilities	Gross amounts of recognized financial assets set off	Net amounts of financial liabilities presented	Related amounts not set off in the statement of financial position		Net amounts
				Financial instruments	Cash collateral pledged
Financial liabilities:
Derivative liabilities and others(*1)	2,478,924	16,228	2,462,696	5,396,870	41,229	640,766
Payable spot exchange(*3)	3,616,169	—	3,616,169
Bonds sold under repurchase agreements(*4)	1,196,237	—	1,196,237	1,196,237	—	—
Domestic exchanges payable(*3)(*5)	30,636,705	27,310,235	3,326,470	3,147,053	—	179,417

Total	37,928,035	27,326,463	10,601,572	9,740,160	41,229	820,183

	December 31, 2015
	Gross amounts of recognized financial assets	Gross amounts of recognized financial liabilities set off	Net amounts of financial assets presented	Related amounts not set off in the statement of financial position		Net amounts
				Financial instruments	Cash collateral received
Financial assets:
Derivative assets and others(*1)	2,573,107	8,857	2,564,250	5,615,376	53,162	1,239,821
Receivable spot exchange(*2)	4,344,109	—	4,344,109
Bonds purchased under resale agreements(*2)	7,583,743	—	7,583,743	7,583,743	—	—
Domestic exchanges receivable(*2)(*5)	29,980,302	29,467,000	513,302	—	—	513,302

Total	44,481,261	29,475,857	15,005,404	13,199,119	53,162	1,753,123

	December 31, 2015
	Gross amounts of recognized financial liabilities	Gross amounts of recognized financial assets set off	Net amounts of financial liabilities presented	Related amounts not set off in the statement of financial position		Net amounts
				Financial instruments	Cash collateral pledged
Financial liabilities:
Derivative liabilities and others(*1)	3,144,595	8,857	3,135,738	6,205,345	173,268	1,100,044
Payable spot exchange(*3)	4,342,919	—	4,342,919
Bonds sold under repurchase agreements(*4)	671,629	—	671,629	671,629	—	—
Domestic exchanges payable(*3)(*5)	31,493,204	29,467,000	2,026,204	2,020,717	—	5,487

Total	39,652,347	29,475,857	10,176,490	8,897,691	173,268	1,105,531

(*1)	Others Include derivatives held for trading, derivatives for hedging and equity linked securities related to derivatives.
(*2)	Items are included in loans and receivables.
(*3)	Items are included in other financial liabilities.
(*4)	Items are included in borrowings.
(*5)	Certain financial assets and liabilities are presented as offset.

13. INVESTMENTS IN JOINT VENTURES AND ASSOCIATES

(1)	Investments in joint ventures and associates accounted for using the equity method of accounting are as follows (Unit: Korean Won in millions):

		Percentage of ownership (%)
Investors and investees	Main business	December 31, 2014	December 31, 2015	Year End
Woori Bank and Woori Private Equity Company Ltd.:
Woori Blackstone Korea Opportunity Private Equity Fund I	Finance	26.4	26.4	December 31
Woori Bank:
Kumho Tire Co., Inc.(*1)(*2)	Manufacturing	14.2	14.2	December 31
Woori Service Networks Co., Ltd.(*3)(*4)	Freight & staffing services	4.9	4.9	November 30(*3)
Korea Credit Bureau Co., Ltd.(*5)(*7)	Credit information	7.2	9.9	December 31
Korea Finance Security Co., Ltd.(*3)(*4)(*14)	Security service	15.3	15.0	November 30(*3)
United PF 1st Corporate Financial Stability(*5)	Finance	17.7	17.7	December 31
Chin Hung International Inc.(*2)(*3)(*6)	Construction	26.8	28.4	November 30(*3)
Poonglim Industrial Co., Ltd.(*3)	”	30.7	30.7	September 30(*3)
Ansang Tech Co., Ltd.(*8)	Manufacturing	23.0	—	—
STX Engine Co., Ltd.(*1)(*2)(*3)(*9)	”	15.0	29.2	September 30(*3)
Samho International Co., Ltd.(*1)(*2)	Construction	7.8	7.8	December 31
Force TEC Co., Ltd.(*10)	Freight & staffing services	34.4	34.4	—
Hana Construction Co., Ltd.(*10)	Construction	22.4	22.4	—
STX Corporation(*1)(*2)(*3)	Wholesale of non-Specialized Goods	15.0	15.0	September 30(*3)
Osung LST Co., Ltd.(*1)(*2)(*3)	Manufacturing	11.1	11.1	September 30(*3)
Saman Corporation(*5)(*15)	General Construction Technology Service	—	9.2	December 31
Dongwoo C & C Co., Ltd.(*10)(*16)	Construction	—	23.2	—
SJCO Co.,Ltd.(*10)(*16)	Aggregate transportation and Wholesale	—	26.5	—
Ilyang construction Co., Ltd.(*10)(*16)	Construction	—	40.0	—
G2 Collection Co.,Ltd.(*10)(*16)	Wholesale and retail sales	—	28.9	—
Woori Private Equity Fund:
Phoenix Digital Tech Co., Ltd.(*13)	Semiconductor equipment	44.8	—	—
Woori Renaissance Holdings(*11)	Other financial business	51.6	51.6	December 31
Woori Private Equity Company Ltd.:
Woori Columbus First PEF(*12)	Other financial business	1.9	1.9	December 31

(*1)	The Group has significant influence on these entities through its position in the creditors’ council which is the decision making body regarding to financial and operational policies of associates.
(*2)	The investments in associates that have quoted market prices are Kumho Tire Co., Ltd. (current period: KRW 6,730, previous year: KRW 9,670), Chin Hung International Inc. (current period: KRW 2,300, previous year: KRW 1,665), STX Engine Co., Ltd. (current period: KRW 6,800), Samho International Co., Ltd. (current period: KRW 15,550, previous year: KRW 13,150), STX Corporation. (current period: KRW 3,435), and Osung LST Co., Ltd. (current period: KRW 795, previous year: KRW 1,215).
(*3)	The significant transactions and events between the end of reporting dates of the investees and the investors have been properly adjusted.
(*4)	The significant business of Woori Service Network Co., Ltd. and Korea Finance Security Co., Ltd. is transacted mostly with the Group.

(*5)	The Group can participate in decision-making body and exercise significant influence over Korea Credit Bureau Co., Ltd. and the United PF 1st Corporate Financial Stability through business partnerships.
(*6)	Due to debt-equity swap occurred during the year ended December 31, 2015 the ownership interest of Chin Hung International Inc. has increased.
(*7)	As the Group acquired the shares of Korea Credit Bureau Co., Ltd. additionally for the year ended December 31, 2015, the ownership interest of it has increased.
(*8)	As the Group sold shares of Ansang Tech Co., Ltd. during the year ended December 31, 2015, it was excluded from the associates.
(*9)	Due to debt-equity swap and conversion of convertible bonds occurred during the year ended December 31, 2015 the ownership interest of STX Engine Co., Ltd. increased.
(*10)	The carrying value of investments in Force TEC Co., Ltd. and Hana Construction Co., Ltd., Dongwoo C & C Co., Ltd., SJCO Co., Ltd., Ilyang Construction Co., Ltd. and G2 collection Co., Ltd. is nil as of December 31, 2014 and 2015, respectively.
(*11)	The Group owns over 50% ownership of Woori Renaissance Holdings. However, the investment in this entity was accounted for using equity method as the ownership and related contracts meet the definition of joint arrangement under IFRS 11 Joint Arrangements.
(*12)	As a general partner of Woori Columbus First PEF, the Group has significant influence over the entity’s operational and financial policy making process, including participating in dividend or other distribution. As such, the investment in this entity was accounted for using equity method
(*13)	As the Group sold shares of Phoenix Digital Tech Co., Ltd during the year ended December 31, 2015, it was excluded from the associates.
(*14)	As the Group sold shares of Korea Finance Security Co., Ltd. during the year ended December 31, 2015, the ownership interest of the Group has fallen.
(*15)	Due to debt-equity swap occurred during the year ended December 31, 2015; it is included in the associates.
(*16)	During the year ended December 31, 2014, even though the Group’s ownership ratio of the entity was more than 20%, it did not have significant influence over the entity due to the fact that the entity was going through workout process under receivership, thus it was excluded from the investment in associates. However, as the workout was over during the year ended December 31, 2015, it was included in the investment in associates.

(2)	Changes in the carrying value of investments in joint ventures and associates accounted for using the equity method of accounting are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2013
	Acquisition cost	January 1, 2013	Share of profits (losses)(*4)	Acquisi- tion	Disposal and others	Dividends	Change in capital	Other changes	Classification of assets as held for sales / distribute to owners	December 31, 2013
Woori Aviva Life Insurance Co., Ltd.	110,098	122,406	427	—	—	—	(12,438)	—	(110,395)	—
Woori Blackstone Korea Opportunity First	210,394	207,036	12,293	—	(47,664)	(12,868)	—	(18)	(65,065)	93,714
Korea Credit Bureau	3,115	3,931	316	—	—	—	—	—	(900)	3,347
DKT Co., Ltd.	50,000	—	(1,739)	50,000	—	—	2,280	—	(30,371)	20,170
KAMCO Fifth Asset Securitization Specialty	12,590	16,579	(4,055)	—	—	—	—	11	(8,708)	3,827
Phoenix Digital Tech Co., Ltd.	1,872	1,859	(3,477)	—	—	—	5,306	—	—	3,688
Korea Finance Security Co., Ltd.	3,337	4,244	122	—	—	(55)	—	—	—	4,311
Woori Service Networks Co., Ltd.	108	129	14	—	—	(7)	—	—	—	136
Kumho Tire Co., Inc.	113,204	156,028	20,380	—	(29,377)	—	(2,330)	(4,600)	—	140,101
United PF 1st Corporate financial stability	191,617	201,364	2,366	—	—	—	—	—	—	203,730
Chin Hung International Inc.	60,275	56,223	(10,156)	—	—	—	919	(1,086)	—	45,900
Poonglim Industrial Co., Ltd.	14,476	14,476	(16,680)	—	(553)	—	1	5,835	—	3,079
STX Engine Co.,Ltd.	—	—	—	47,008	—	—	—	—	—	47,008
SamHo Co.,Ltd.	—	—	—	7,492	—	—	—	—	—	7,492
Force TEC Co., Ltd.	—	—	—	34	—	—	—	—	—	34
Woori New Alpha Fund	20,370	—	(426)	20,370	—	—	—	—	(19,944)	—
Woori SB Eleventh Asset Securitization Specialty	2,026	787	(31)	—	—	—	—	—	(756)	—
Woori SB Twelfth Asset Securitization Specialty	3,077	2,030	(42)	—	—	—	—	—	(1,988)	—
Woori BC Pegasus Asset Securitization Specialty(*1)	2,908	—	1,426	—	—	—	—	(1,426)	—	—
Woori Stream Fourth Asset Securitization Specialty	1,250	787	627	—	—	—	—	(800)	(614)	—
Woori EA First Asset Securitization Specialty(*1)	400	—	315	—	—	(60)	—	(255)	—	—
Woori EA Second Asset Securitization Specialty(*1)	400	—	(265)	—	—	—	—	265	—	—
Woori EA Sixth Asset Securitization Specialty(*1)	400	—	(968)	—	—	—	—	968	—	—
Woori EA Seventh Asset Securitization Specialty	1,611	2,324	(49)	—	—	(432)	—	—	(1,843)	—
Woori EA Ninth Asset Securitization Specialty	400	1,383	581	—	—	(841)	—	—	(1,123)	—
Woori EA Eleventh Asset Securitization Specialty	9,905	14,170	10	—	—	(1,830)	—	—	(12,350)	—
Woori EA Sixteenth Asset Securitization Specialty	5,400	4,902	(2,599)	—	—	—	—	—	(2,303)	—
Woori EA Seventeenth Asset Securitization Specialty	4,950	4,583	(4,298)	—	—	—	—	—	(285)	—
WR Loan Inc.	5	31	9	—	—	—	—	—	(40)	—
KAMCO Sixth Asset Securitization Specialty	1,448	6,499	(102)	—	(3,865)	(1,363)	(6)	—	(1,163)	—
KAMCO Seventh Asset Securitization Specialty	390	198	(14)	—	—	—	—	—	(184)	—
Woori Fine First Asset Securitization Specialty	397	11,400	9,760	—	(9,900)	(10,942)	—	—	(318)	—
Woori Fine Second Asset Securitization Specialty	5,040	5,106	2,059	—	—	(202)	—	—	(6,963)	—
Woori Fine Third Asset Securitization Specialty	7,695	—	277	7,695	—	—	(2)	—	(7,970)	—

	For the year ended December 31, 2013
	Acquisition cost	January 1, 2013	Share of profits (losses)(*4)	Acquisi- tion	Disposal and others	Dividends	Change in capital	Other changes	Classification of assets as held for sales / distribute to owners	December 31, 2013
Woori Fine Fourth Asset Securitization Specialty	10,845	—	265	10,845	—	—	(2)	—	(11,108)	—
Woori HB Third Asset Securitization Specialty(*1)	234	233	(57)	—	—	(304)	—	128	—	—
Woori EA Nineteenth Asset Securitization Specialty	400	406	3,010	—	—	(600)	—	—	(2,816)	—
Woori KA First Asset Securitization Specialty	4,500	4,500	2,889	—	—	—	—	—	(7,389)	—
Chungdo Woori Century Security Co., Ltd.	8,187	9,199	1,262	—	—	—	77	—	(10,538)	—
Woori Renaissance Holdings	63,000	38,800	1,006	—	—	—	—	—	—	39,806
Woori Columbus First PEF	1,200	—	162	1,200	(51)	(84)	—	—	—	1,227
Seoul Lakeside Co., Ltd.	198,450	146,317	5,899	—	—	—	—	—	(152,216)	—

	1,125,974	1,037,930	20,517	144,644	(91,410)	(29,588)	(6,195)	(978)	(457,350)	617,570

	For the year ended December 31, 2014
	Acquisition cost	January 1, 2014	Share of profits (losses)	Acquisi- Tion(*2)	Disposal and others	Dividends	Change in Capital	Impairment	Other changes	December 31, 2014
Woori Blackstone Korea Opportunity First	83,011	93,714	11,969	—	(1,727)	(3,520)	—	—	—	100,436
Korea Credit Bureau	2,215	3,347	31	—	—	—	—	—	—	3,378
DKT	50,000	20,170	(595)	—	(19,575)	—	—	—	—	—
KAMCO Fifth Asset Securitization Specialty	8,736	3,827	521	—	(4,348)	—	—	—	—	—
Phoenix Digital Tech Co., Ltd.	1,872	3,688	(3,008)	—	921	—	(1,013)	(588)	—	—
Korea Finance Security Co., Ltd.	3,337	4,311	16	—	—	(55)	—	—	—	4,272
Woori Service Networks Co., Ltd.	108	136	6	—	—	(12)	—	—	—	130
Kumho Tire Co., Inc.	93,003	140,101	21,219	113,935	(50,007)	—	497	—	(916)	224,829
United PF 1st Corporate financial stability	191,617	203,730	(312)	—	—	—	—	—	—	203,418
Chin Hung International Inc.	60,275	45,900	(17,158)	—	—	—	(251)	—	—	28,491
Poonglim Industrial Co., Ltd.(*3)	13,917	3,079	(3,079)	—	—	—	—	—	—	—
STX Engine Co., Ltd.	47,008	47,008	(44,422)	—	—	—	(294)	—	—	2,292
SamHo Co., Ltd.	7,492	7,492	2,284	—	—	—	5	—	1,476	11,257
Force TEC Co., Ltd.	34	34	—	—	—	—	—	—	(34)	—
Osung LST Co., Ltd.	—	—	(3,806)	15,405	—	—	(4)	—	6,887	18,482
STX Corporation	—	—	918	47,323	(4,642)	—	(881)	(28,370)	—	14,348
Indonesia Woori Saudara Bank(*5)	—	—	160	67,431	(66,992)	(640)	41	—	—	—
Woori Renaissance Holdings	63,000	39,806	2,654	—	—	—	—	(6,441)	—	36,019
Woori Columbus First PEF	1,200	1,227	21	—	(84)	(80)	—	—	—	1,084

	626,825	617,570	(32,581)	244,094	(146,454)	(4,307)	(1,900)	(35,399)	7,413	648,436

	For the year ended December 31, 2015
	Acquisition cost	January 1, 2015	Share of profits (losses)	Acquisi- Tion(*2)	Disposal and others	Dividends	Change in Capital	Impairment	Other changes	December 31, 2015
Woori Blackstone Korea Opportunity First	81,608	100,436	9,266	—	(37,367)	(16,291)	—	—	—	56,044
Kumho Tire Co., Inc.	175,652	224,829	(11,979)	—	—	—	1,201	—	—	214,050
Woori Service Networks Co., Ltd.	108	130	21	—	—	(12)	—	—	—	139
Korea Credit Bureau Co., Ltd.	2,215	3,378	335	1,098	—	—	480	—	—	5,291
Korea Finance Security Co., Ltd.	3,337	4,272	(425)	—	(81)	(55)	—	—	—	3,711
United PF 1st Corporate financial stability	191,617	203,418	3,350	—	(19,176)	—	—	—	—	187,592
Chin Hung International Inc.	60,275	28,491	(14,489)	29,451	—	—	482	—	—	43,936
Poonglim Industrial Co., Ltd.	13,917	—	10,643	—	—	—	(1)	(22,473)	17,144	5,313
STX Engine Co., Ltd.	47,008	2,293	(3,901)	45,030	—	—	1,823	—	6,031	51,276
Samho Co., Ltd.	7,492	11,257	3,012	—	—	—	56	—	—	14,325
STX Corporation	42,215	14,347	(10,673)	—	—	—	559	—	18	4,251
Osung LST Co., Ltd.	15,405	18,482	(4,322)	—	—	—	4	(33,839)	30,660	10,985
Saman Corporation	8,521	—	—	8,521	—	—	—	—	—	8,521
Phoenix Digital Tech Co., Ltd.	1,334	—	1,610	—	(1,610)	—	—	—	—	—
Woori Renaissance Holdings	63,000	36,019	3,518	—	—	(2,416)	—	—	—	37,121
Woori Columbus First PEF	1,200	1,084	222	—	—	—	—	—	—	1,306

Total	714,903	648,436	(13,812)	84,100	(58,234)	(18,774)	4,604	(56,312)	53,853	643,861

(*1)	Where the book value of investment in joint venture and associate is nil, the additional loss is deducted from loans that are provided to such associates or joint ventures
(*2)	Investments in associates increased by 176,661 million won and 83,002 million won through transfers between accounts, such as loan-equity swap occurred during the year ended December 31, 2014 and 2015, respectively.
(*3)	The application of equity method was suspended and the book value was nil due to accumulation of loss deficit of the investee. The unrecognized loss on valuation of investments under equity method due to the suspension of equity method on Poonglim Co., Ltd. amounted to 10,128 million Won of the shares of loss of joint ventures and associates and 511 million Won of the accumulated other comprehensive loss in the consolidated statement of comprehensive income for the year ended December 31, 2015.
(*4)	The item includes the share of profit (or loss) from the investees that were reclassified into disposal group held for sale or disposal group held for distribution to owners.
(*5)	During the year ended December 31, 2014, Indonesia Woori Bank merged with Saudara Bank, and changed its name into PT Bank Woori Saudara Indonesia 1906 Tbk. PT Bank Woori Saudara was a consolidated subsidiary as at the end of 2014, therefore was excluded from the list.

(3)	Financial information relating to investments in joint ventures and associates accounted for using the equity method of accounting is as follows (Unit: Korean Won in millions):

	December 31, 2014
	Assets	Liabilities	Operating revenue	Net income (loss)
Woori Blackstone Korea Opportunity First	380,622	873	48,887	45,351
Korea Credit Bureau Co., Ltd.	54,716	7,805	46,111	114
Phoenix Digital Tech Co., Ltd.	27,400	26,187	9,650	(4,901)
Korea Finance Security Co., Ltd.	30,990	3,108	47,398	5,527
Woori Service Networks Co., Ltd.	4,250	1,625	14,394	770
Kumho Tire Co., Inc.	4,590,346	3,323,743	3,414,009	130,010
United PF 1st Corporate Financial Stability	1,187,406	40,240	105,369	(1,962)
Chin Hung International Inc.	522,749	495,523	552,668	(11,481)
Poonglim Industrial Co., Ltd.	447,617	417,688	157,123	(16,530)
STX Engine Co., Ltd.	1,088,209	1,083,907	386,058	(27,878)
SamHo Co., Ltd.	654,477	510,878	860,851	30,025
Osung LST Co., Ltd.	172,100	101,265	86,351	(44,951)
STX Corporation	1,158,788	1,040,746	1,184,480	407,231
Woori Renaissance Holdings Inc.	88,605	23,536	6,876	(7,334)
Woori Columbus First PEF	56,936	602	1,540	(178)

	December 31, 2015
	Assets	Liabilities	Operating revenue	Net income (loss)
Woori Blackstone Korea Opportunity First	212,171	414	49,264	35,099
Korea Credit Bureau Co., Ltd.	63,960	13,076	53,184	2,005
Korea Finance Security Co., Ltd.	30,195	5,457	50,932	1,890
Woori Service Networks Co., Ltd.	4,577	1,772	14,661	824
Kumho Tire Co., Inc.	5,197,002	3,926,952	3,039,519	(27,893)
United PF 1st Corporate Financial Stability	1,088,325	30,390	117,579	18,911
Chin Hung International Inc.	516,305	446,412	624,110	(39,936)
Poonglim Industrial Co., Ltd.	352,683	331,801	206,904	13,185
STX Engine Co., Ltd.	958,468	834,499	417,125	36,615
SamHo Co., Ltd.	709,109	526,379	892,871	39,664
Osung LST Co., Ltd.	125,859	42,981	38,767	(30,108)
STX Corporation	1,232,014	1,181,593	1,236,168	(44,404)
Woori Renaissance Holdings Inc.	95,421	28,218	12,013	6,813
Woori Columbus First PEF	68,466	562	12,158	11,570
Saman Corporation	80,970	49,334	114,592	(116,019)

(4)	The entities that the Group has not applied equity method of accounting although the Group’s ownership ratio is more than 20% as of December 31, 2014 and 2015, are as follows:

	As of December 31, 2014
	Number of shares owned	Ownership (%)
Vogo II-2 Investment Holdings Co., Ltd.(*2)	24,794,201,938 shares	36.4
LIG engineering & construction Co., Ltd.(*1)	755,946 shares	22.8
Orient shipyard Co., Ltd.(*1)	465,050 shares	23.0
Jinsaeng K Co., Ltd.(*1)	2,107,432 shares	20.2
PICITY Co., Ltd.(*1)	871,631 shares	21.1
Gdsys Co., Ltd.(*1)	300,805 shares	21.2
G2 Collection Co., Ltd.(*1)	12,574 shares	28.9
Alkenz Co., Ltd.(*1)	80,402 shares	37.5
SJ Development Co., Ltd.(*1)	70,529 shares	26.5
Ilyang Construction Co., Ltd.(*1)	105,936 shares	40.0
Ssangyong Engineering & Construction Co., Ltd.(*1)	2,957,728 shares	20.3

	As of December 31, 2015
	Number of shares owned	Ownership (%)
Orient Shipyard Co., Ltd.(*1)	465,050 shares	23.0
The Base Enterprise Co., Ltd.(*1)	68,470 shares	48.4
Saenuel Co., Ltd.(*1)	3,531shares	37.4
Heungjiwon Co., Ltd.(*1)	32,849 shares	27.8
E Mirae Tech Co., Ltd.(*1)	7,696 shares	41.0
Jehin Trading Co., Ltd.(*1)	81,610 shares	27.3
NK Eng Co., Ltd.(*1)	697,033 shares	23.1
The season Co., Ltd.(*1)	18,187 shares	30.1
Deokwon Food Co., Ltd.(*1)	14,300 shares	27.3
Yuil PESC Co., Ltd.(*1)	8,642 shares	24.0
Kyesan Engineering Co.,Ltd.(*1)	60,581 shares	23.2
Good Software Lab Co.,Ltd.(*1)	17,121shares	28.9
DOW Co., Ltd.(*1)	13,477 shares	41.9
Reading Doctors Co., Ltd.(*1)	7,398 shares	35.4
Orient Star Logistics Co., Ltd.(*1)	17,293 shares	22.3
Wongwang Co., Ltd.(*1)	2,590 shares	29.0

(*1)	It is determined that the Group does not have significant influence over the entity since the Group cannot exercise significant influence in the decision making bodies, such as investment committee, thus it has been excluded from the investment in associates.
(*2)	It does not have significant influence over the entity due to the fact that the entity is going through workout process under court receivership, thus it has been excluded from the investment in associates.

(5)	As of December 31, 2013, 2014 and 2015, the reconciliations from the net assets of associates based on the ownership ratio of the Group to its corresponding book value of investment in joint ventures and associates are as follow (Unit: Korean Won in millions except for ownership):

	As of December 31, 2013
	Total net asset	Ownership (%)	Net assets of associates (or joint ventures)	Differential at acquisition	Difference in fair value	Intercompany transaction and others	Book value
Woori Aviva Life Insurance Co., Ltd.	157,094	51.6	81,029	20,525	8,841	—	110,395
Woori Blackstone Korea Opportunity First	354,099	44.6	157,751	—	—	1,028	158,779
Korea Credit Bureau	46,501	9.0	4,185	—	—	62	4,247
DKT	138,206	28.2	39,002	—	11,539	—	50,541
KAMCO Fifth Asset Securitization Specialty(*1)	25,588	49.0	12,538	—	—	(3)	12,535
Phoenix Digital Tech Co., Ltd.	6,115	63.1	3,643	45	—	—	3,688
Korea Finance Security Co., Ltd.	28,128	15.3	4,311	—	—	—	4,311
Woori Service Networks Co., Ltd.	2,749	4.9	136	—	—	—	136
Kumho Tire Co., Inc.(*2)	1,063,479	12.5	128,248	15,125	—	(3,272)	140,101
United PF 1st Corporate financial stability	1,148,926	17.7	203,730	—	—	—	203,730
Chin Hung International Inc.(*2)	92,272	26.8	24,541	21,359	—	—	45,900
Poonglim Industrial Co., Ltd.	72,451	29.9	(35,275)	38,354	—	—	3,079
STX Engine Co., Ltd.	249,075	15.0	32,080	14,928	—	—	47,008
SamHo Co., Ltd.	114,197	7.8	8,952	—	—	(1,460)	7,492
Woori New Alpha Fund	26,729	70.0	18,710	1,234	—	—	19,944
Woori SB Eleventh Asset Securitization Specialty	1,680	45.0	756	—	—	—	756
Woori SB Twelfth Asset Securitization Specialty	4,970	40.0	1,988	—	—	—	1,988
Woori BC Pegasus Asset Securitization Specialty	(10,133)	30.0	(3,040)	—	—	—	—
Woori Stream Fourth Asset Securitization Specialty	1,534	40.0	614	—	—	—	614
Woori EA First Asset Securitization Specialty	(5,695)	40.0	(2,278)	—	—	—	—
Woori EA Second Asset Securitization Specialty	(1,821)	40.0	(728)	—	—	—	—
Woori EA Sixth Asset Securitization Specialty	(3,131)	40.0	(1,252)	—	—	—	—
Woori EA Seventh Asset Securitization Specialty	4,095	45.0	1,843	—	—	—	1,843
Woori EA Ninth Asset Securitization Specialty	2,807	40.0	1,123	—	—	—	1,123
Woori EA Eleventh Asset Securitization Specialty(*1)	27,444	45.0	12,350	—	—	—	12,350
Woori EA Sixteenth Asset Securitization Specialty	7,675	30.0	2,303	—	—	—	2,303
Woori EA Seventeenth Asset Securitization Specialty	633	45.0	285	—	—	—	285
WR Loan Inc.	82	49.0	40	—	—	—	40
KAMCO Sixth Asset Securitization Specialty(*1)	2,595	45.0	1,163	—	—	—	1,163

	As of December 31, 2013
	Total net asset	Ownership (%)	Net assets of associates (or joint ventures)	Differential at acquisition	Difference in fair value	Intercompany transaction and others	Book value
KAMCO Seventh Asset Securitization Specialty(*1)	419	45.0	184	—	—	—	184
Woori Fine First Asset Securitization Specialty(*2)	717	45.0	318	—	—	—	318
Woori Fine Second Asset Securitization Specialty	15,472	45.0	6,963	—	—	—	6,963
Woori Fine Third Asset Securitization Specialty	17,711	45.0	7,970	—	—	—	7,970
Woori Fine Fourth Asset Securitization Specialty	24,683	45.0	11,108	—	—	—	11,108
Woori HB Third Asset Securitization Specialty	(319)	40.0	(128)	—	—	—	—
Woori EA Nineteenth Asset Securitization Specialty	7,040	40.0	2,816	—	—	—	2,816
Woori KA First Asset Securitization Specialty	16,420	45.0	7,389	—	—	—	7,389
Chungdo Woori Century Security Co., Ltd.(*1)	21,284	49.5	10,538	—	—	—	10,538
Woori Renaissance Holdings	66,942	51.6	39,806	—	—	—	39,806
Woori Columbus First PEF	63,510	2.0	1,227	—	—	—	1,227
Seoul Lakeside Co., Ltd.	(18,340)	47.5	(8,712)	160,928	—	—	152,216

	As of December 31, 2014
	Total net asset	Ownership (%)	Net assets of associates (or joint ventures)	Differential at acquisition	Impairment	Intercompany transaction and others	Book value
Woori Blackstone Korea Opportunity First	379,749	26.4	100,248	—	—	188	100,436
Korea Credit Bureau	46,911	7.2	3,378	—	—	—	3,378
Phoenix Digital Tech Co., Ltd.	1,213	44.8	543	45	(588)	—	—
Korea Finance Security Co., Ltd.	27,882	15.3	4,272	—	—	—	4,272
Woori Service Networks Co., Ltd.	2,625	4.9	130	—	—	—	130
Kumho Tire Co., Inc.(*2)	1,228,329	14.2	173,820	48,459	—	2,550	224,829
United PF 1st Corporate financial stability	1,147,166	17.7	203,418	—	—	—	203,418
Chin Hung International Inc.(*2)	26,650	26.8	7,132	21,359	—	—	28,491
Poonglim Industrial Co., Ltd.(*2)	(159,358)	30.7	(48,994)	38,356	—	10,638	—
STX Engine Co., Ltd.(*2)	(93,532)	15.0	(14,029)	14,927	—	1,394	2,292
SamHo Co., Ltd.	143,599	7.8	11,257	—	—	—	11,257
Osung LST Co., Ltd.(*2)	(295,129)	11.1	(32,897)	51,379	—	—	18,482
STX Corporation(*2)	117,709	15.0	17,639	24,610	(28,370)	469	14,348
Woori Renaissance Holdings	65,069	51.6	33,576	—	(6,441)	8,884	36,019
Woori Columbus First PEF	56,334	1.9	1,082	6	—	(4)	1,084

	As of December 31, 2015
	Total net asset	Ownership (%)	Net assets of associates (or joint ventures)	Differential at acquisition	Impairment	Intercompany transaction and others	Book value
Woori Blackstone Korea Opportunity First	211,757	26.4	55,900	—	—	144	56,044
Korea Credit Bureau	50,884	9.9	5,043	248	—	—	5,291
Korea Finance Security Co., Ltd.	24,738	15.0	3,711	—	—	—	3,711
Woori Service Networks Co., Ltd.	2,805	4.9	139	—	—	—	139
Kumho Tire Co., Inc.(*2)	1,152,161	14.2	163,042	48,459	—	2,549	214,050
United PF 1st Corporate financial stability	1,057,935	17.7	187,538	—	—	54	187,592
Chin Hung International Inc.(*2)	68,132	28.4	19,374	24,566	—	(4)	43,936
Poonglim Industrial Co., Ltd.(*2)	(58,065)	30.7	(17,837)	45,622	(22,472)	—	5,313
STX Engine Co., Ltd.(*2)	123,969	29.2	36,230	14,927	—	119	51,276
SamHo Co., Ltd.	182,730	7.8	14,325	—	—	—	14,325
Osung LST Co., Ltd.	82,878	11.1	9,238	35,597	(33,839)	(11)	10,985
Saman Corporation	31,636	9.2	2,911	5,610	—	—	8,521
STX Corporation	50,421	15.0	7,552	24,610	(28,370)	459	4,251
Woori Renaissance Holdings	67,203	51.6	34,677	—	(6,441)	8,885	37,121
Woori Columbus First PEF	67,904	1.9	1,304	6	—	(4)	1,306

(*1)	The equity method of accounting has been applied reflecting the ownership ratios of the first-tier and the second-tier common stocks.
(*2)	The net asset amount is after considering preferred stocks.

14.	INVESTMENT PROPERTIES

(1)	Investment properties are as follows (Unit: Korean Won in millions):

	December 31, 2014	December 31, 2015
Acquisition cost	381,668	376,192
Accumulated depreciation	(24,118)	(24,696)

Net carrying value	357,550	351,496

(2)	Changes in investment properties are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2013	For the year ended December 31, 2014	For the year ended December 31, 2015
Beginning balance	491,685	340,620	357,550
Acquisition	513	—	—
Disposal	(6,583)	—	—
Depreciation	(5,210)	(3,859)	(3,806)
Impairment loss	(855)	—	—
Transfer	(7,166)	21,760	(2,297)
Classified to assets held for sale	(3,594)	—	—
Foreign currencies translation adjustments	(11)	31	49
Others	(592)	(1,002)	—
Classified into disposal group held for sale	(70,900)	—	—
Classified into disposal group held for distribution to owners	(56,667)	—	—

Ending balance	340,620	357,550	351,496

(3)	Fair value of investment properties is amounting to 394,159 million Won and 371,890 million Won as of December 31, 2014 and 2015, respectively. The fair value of investment property, based on the assessment that was independently performed by external appraisal agencies, is classified as level 3 on the fair value hierarchy as of December 31, 2014 and 2015.

(4)	Rental fee earned from investment properties is amounting to 4,135 million Won, 5,311 million Won and 5,629 million Won for the years ended December 31, 2013, 2014 and 2015, respectively.

15.	PREMISES AND EQUIPMENT

(1)	Premises and equipment are as follows (Unit: Korean Won in millions):

	December 31, 2014
	Land	Building	Properties for business use	Structures in leased office	Construction in progress	Structures	Total
Acquisition cost	1,514,698	817,559	920,222	374,436	102	20	3,627,037
Accumulated depreciation	—	(111,035)	(710,634)	(304,251)	—	(15)	(1,125,935)

Net carrying value	1,514,698	706,524	209,588	70,185	102	5	2,501,102

	December 31, 2015
	Land	Building	Properties for business use	Structures in leased office	Construction in progress	Structures	Total
Acquisition cost	1,493,628	843,343	965,820	405,801	522	20	3,709,134
Accumulated depreciation	—	(139,326)	(772,529)	(326,057)	—	(16)	(1,237,928)

Net carrying value	1,493,628	704,017	193,291	79,744	522	4	2,471,206

(2)	Changes in premises and equipment are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2013
	Land	Building	Properties for business use	Structures in leased office	Construction in progress	Structures	Total
Beginning balance	1,827,026	945,103	340,304	68,729	4,376	5	3,185,543
Acquisition	5,695	35,097	107,125	28,902	5,122	—	181,941
Disposal	(4,527)	(2,781)	(4,791)	(1,566)	—	—	(13,665)
Depreciation	—	(32,359)	(125,631)	(33,514)	—	—	(191,504)
Classified to assets held for sale	(955)	(1,834)	—	—	—	—	(2,789)
Foreign currencies translation adjustment	(30)	(241)	(586)	47	(20)	—	(830)
Others	3,318	9,627	2,803	9,697	(8,584)	—	16,861
Classified into disposal group held for sale	(169,171)	(104,957)	(38,735)	(1,805)	(863)	—	(315,531)
Classified into disposal group held for distribution to owners	(144,992)	(143,725)	(24,807)	(10,061)	—	—	(323,585)

Ending balance	1,516,364	703,930	255,682	60,429	31	5	2,536,441

	For the year ended December 31, 2014
	Land	Building	Properties for business use	Structures in leased office	Construction in progress	Structures	Total
Beginning balance	1,516,364	703,930	255,682	60,429	31	5	2,536,441
Acquisition	1,206	24,950	70,622	30,183	818	—	127,779
Disposal	(4)	—	(31,245)	(1,195)	(314)	—	(32,758)
Depreciation	—	(23,390)	(88,873)	(26,423)	—	—	(138,686)
Classified to assets held for sale	(2,019)	(4,819)	(66)	—	—	—	(6,904)
Foreign currencies translation adjustment	46	39	197	410	(439)	—	253
Acquisition through business combination	10,719	9,880	3,081	196	6	—	23,882
Transfer	(11,614)	(10,146)	—	—	—	—	(21,760)
Others	—	6,080	190	6,585	—	—	12,855

Ending balance	1,514,698	706,524	209,588	70,185	102	5	2,501,102

	For the year ended December 31, 2015
	Land	Building	Properties for business use	Structures in leased office	Construction in progress	Structures	Total
Beginning balance	1,514,698	706,524	209,588	70,185	102	5	2,501,102
Acquisition	2,628	21,127	69,230	35,304	757	—	129,046
Disposal	(10,780)	(648)	(847)	(2,000)	(313)	—	(14,588)
Depreciation	—	(24,846)	(85,279)	(36,740)	—	(1)	(146,866)
Classified to assets held for sale	(5,109)	(8,348)	—	—	—	—	(13,457)
Foreign currencies translation adjustment	(328)	(333)	265	515	(19)	—	100
Transfer	(7,481)	9,778	—	—	—	—	2,297
Others	—	763	334	12,480	(5)	—	13,572

Ending balance	1,493,628	704,017	193,291	79,744	522	4	2,471,206

16. INTANGIBLE ASSETS AND GOODWILL

(1)	Intangible assets are as follows (Unit: Korean Won in millions):

	December 31, 2014
	Goodwill	Software	Industrial rights	Development cost	Others	Membership deposit	Total
Acquisition cost	107,541	163,675	554	180,983	409,972	27,366	890,091
Accumulated depreciation	—	(115,854)	(226)	(125,646)	(346,402)	—	(588,128)
Accumulated impairment losses	—	—	—	—	(2,763)	(3,472)	(6,235)

Net carrying value	107,541	47,821	328	55,337	60,807	23,894	295,728

	December 31, 2015
	Goodwill	Software	Industrial rights	Development cost	Others	Membership deposit	Total
Acquisition cost	103,525	170,709	651	193,020	605,821	30,024	1,103,750
Accumulated depreciation	—	(132,538)	(307)	(141,663)	(400,714)	—	(675,222)
Accumulated impairment losses	—	—	—	—	(3,338)	(5,384)	(8,722)

Net carrying value	103,525	38,171	344	51,357	201,769	24,640	419,806

(2)	Changes in intangible assets are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2013
	Goodwill	Core deposit	Software	Industrial rights	Development cost	Others	Membership deposit	Total
Beginning balance	131,779	4,321	45,240	184	77,369	113,907	60,607	433,407
Acquisition	—	—	28,533	173	43,289	37,696	9,513	119,204
Disposal	—	—	(1,875)	—	(1,701)	(754)	(3,156)	(7,486)
Amortization	—	(855)	(17,138)	(64)	(27,509)	(57,436)	—	(103,002)
Impairment loss	(40,556)	(3,471)	—	—	—	(299)	(4,660)	(48,986)
Foreign currencies translation adjustment	—	5	—	—	—	(59)	(85)	(139)
Others	—	—	1,467	—	39	22,446	1,702	25,654
Classified into disposal group held for sale	(91,223)	—	(152)	—	(596)	(3,515)	(28,605)	(124,091)
Classified into disposal group held for distribution to owners	—	—	(777)	(6)	(462)	(10,386)	(14,004)	(25,635)

Ending balance	—	—	55,298	287	90,429	101,600	21,312	268,926

	For the year ended December 31, 2014
	Goodwill	Software	Industrial rights	Development cost	Others	Membership deposit	Total
Beginning balance	—	55,298	287	90,429	101,600	21,312	268,926
Acquisition	1,418	20,418	101	29,990	17,809	1,925	71,661
Disposal	—	(10,839)	—	(36,092)	(38,564)	(114)	(85,609)
Amortization	—	(16,923)	(72)	(21,167)	(47,051)	—	(85,213)
Impairment loss	—	—	—	—	127	(1,900)	(1,773)
Foreign currencies translation adjustment	63	—	—	1	9	80	153
Others	—	—	12	(6,848)	1,158	2,591	(3,087)
Classified into disposal group held for sale	—	(133)	—	(976)	—	—	(1,109)
Acquisition through business combination	106,060	—	—	—	25,719	—	131,779

Ending balance	107,541	47,821	328	55,337	60,807	23,894	295,728

	For the year ended December 31, 2015
	Goodwill	Software	Industrial rights	Development cost	Others	Membership deposit	Total
Beginning balance	107,541	47,821	328	55,337	60,807	23,894	295,728
Acquisition	—	7,347	96	16,751	196,139	2,510	222,843
Disposal	—	(189)	—	(1,500)	(12)	—	(1,701)
Amortization	—	(16,809)	(81)	(19,233)	(53,969)	—	(90,092)
Impairment loss	—	—	—	—	(9)	(1,911)	(1,920)
Foreign currencies translation adjustment	(4,016)	1	1	2	(476)	147	(4,341)
Others	—	—	—	—	(711)	—	(711)

Ending balance	103,525	38,171	344	51,357	201,769	24,640	419,806

17. ASSETS HELD FOR SALE

Assets held for sale recognized are 8,013 million Won and 17,904 million Won as of December 31, 2014 and 2015, respectively.

18. ASSETS SUBJECT TO LIEN AND ASSETS ACQUIRED THROUGH FORECLOSURES

(1)	Assets subjected to lien are as follows (Unit: Korean Won in millions):

		December 31, 2014
		Collateral given to	Amount	Reason for collateral
Due from banks		Korea Investment Securities and others	105,521	Margin deposit for future or option and others
Financial assets at FVTPL	Industrial and financial debt securities and others	Kiwoom Asset Management and others	9,851	Related to bonds sold under repurchase agreements(*)
	Financial institutions debt securities and others	Daewoo Securities and others	309,213	Collaterals for customer RP
AFS financial assets	Korean treasury and government agencies bonds	Banco Bilbao Vizcaya Argentaria	926,796	Related to bonds sold under repurchase agreements(*)
	Financial institutions debt securities and others	Bank of Korea and others	2,064,586	Settlement risk and others
HTM financial assets	Korean treasury and government agencies bonds	Nomura Securities Co., Ltd. and others	650,937	Related to bonds sold under repurchase agreements(*)
	Korean treasury and government agencies bonds and others	Bank of Korea and others	3,054,173	Settlement risk and others
Land and building		Credit Counselling & Recovery Service	8,928	Leasehold rights and others

		Total	7,139,280

		December 31, 2015
		Collateral given to	Amount	Reason for collateral
Due from banks		Korea Investment Securities and others	483,298	Margin deposit for future or option and others
Financial assets at FVTPL	Financial institutions debt securities and others	Yuanta Securities Co., Ltd. and others	220,897	Substitute securities
AFS financial assets	Korean treasury and government agencies bonds	Banco Bilbao Vizcaya Argentaria	603,274	Related to bonds sold under repurchase agreements(*)
	Financial institutions debt securities and others	Bank of Korea and others	3,595,581	Settlement risk and others
HTM financial assets	Korean treasury and government agencies bonds	Nomura Securities Co., Ltd. and others	139,340	Related to bonds sold under repurchase agreements(*)
	Korean treasury and government agencies bonds and others	Bank of Korea and others	4,657,667	Settlement risk and others
Land and building		Credit Counselling & Recovery Service	6,468	Leasehold rights and others

		Total	9,706,525

(*)	The Group enters into the repurchase agreements at predetermined price or original sale price added with certain rate of return after the disposal of securities. In this regards, the securities are provided as collaterals, and the purchasers are eligible to dispose or provide them as collateral. Therefore, as such securities have been transferred but have not been derecognized, the Group recognizes the relevant amount as liability (bond sold under repurchase agreements).

(2)	The carrying amounts of buildings acquired through foreclosure are as follow (Unit: Korean Won in millions):

	December 31, 2014	December 31, 2015
Land	189	28
Building	—	596

(3)	Loaned securities are as follows (Unit: Korean Won in millions):

		December 31, 2014	December 31, 2015	Loaned to
Financial assets at FVTPL	Equity securities-listed stock	14,737	10,313	Samsung Securities Co., Ltd. and others
AFS financial assets	Korean treasury and government agencies bonds	686,096	720,010	Korea Securities Depository

Total		700,833	730,323

Loaned securities are lending of specific securities to borrowers who agree to return the same quantity of the same security at the end of lending period. As the Group does not derecognize these securities, there are no liabilities related to loaned securities.

(4)	Collaterals held that can be disposed and re-collateralized regardless of defaults of counterparties

Fair values of collaterals held can be disposed and re-subjected to lien regardless of defaults of counterparties as of December 31, 2014 and 2015 are as follows (Unit: Korean Won in millions):

	December 31, 2014
	Fair values of collaterals	Fair values of collaterals were disposed or re-subjected to lien
Securities	6,790,215	—

	December 31, 2015
	Fair values of collaterals	Fair values of collaterals were disposed or re-subjected to lien
Securities	7,661,656	—

19. OTHER ASSETS

Other assets are as follows (Unit: Korean Won in millions):

	December 31, 2014	December 31, 2015
Prepaid expenses	131,267	124,080
Advance payments	1,097	1,008
Non-operative assets	189	624
Others	12,604	17,574

Total	145,157	143,286

20. FINANCIAL LIABILITY AT FVTPL

(1)	Financial liabilities at FVTPL are as follows (Unit: Korean Won in millions):

	December 31, 2014	December 31, 2015
Financial liabilities held for trading	2,153,782	2,605,699
Financial liabilities designated at FVTPL	521,572	854,862

Total	2,675,354	3,460,561

(2)	Financial liabilities held for trading are as follows (Unit: Korean Won in millions):

	December 31, 2014	December 31, 2015
Deposits due to Customers:
Gold banking liabilities	13,927	24,872
Derivative liabilities	2,139,855	2,580,827

Total	2,153,782	2,605,699

(3)	Financial liabilities designated at FVTPL are as follows (Unit: Korean Won in millions):

	December 31, 2014	December 31, 2015
Equity linked securities index:
Equity linked securities index in short position	362,308	758,011
Debentures:
Debentures in local currency	97,590	96,851
Debentures in foreign currencies	61,674	—

Sub-total	159,264	96,851

Total	521,572	854,862

(4)	Credit risk adjustments to financial liabilities designated at FVTPL are as follows (Unit: Korean Won in millions):

	December 31, 2013	December 31, 2014	December 31, 2015
Financial liabilities designated at FVTPL subject to credit risk adjustments	401,947	521,572	854,862
Credit risk adjustments	(2,905)	(2,612)	(542)
Accumulated changes in credit risk adjustments	2,422	(45,561)	(15,016)

Credit risk adjustments are applied to reflect the Group’s own credit risk when measuring the fair value of derivative liabilities. The methodology to determine the adjustment incorporates the Group’s credit spread as observed through credit ratings.

(5)	The differences between financial liabilities at FVTPL’s carrying amount and nominal amount at maturity are as follows (Unit: Korean Won in millions):

	December 31, 2014	December 31, 2015
Carrying amount	521,572	854,862
Nominal amount at maturity	623,461	1,086,365

Difference	(101,889)	(231,503)

21. DEPOSITS DUE TO CUSTOMERS

Deposits sorted by interest type are as follows (Unit: Korean Won in millions):

	December 31, 2014	December 31, 2015
Deposits in local currency
Demand deposits	10,090,772	9,728,839
Time deposits	161,697,250	175,598,522
Mutual funds	46,072	40,888
Deposits on notes payables	486,356	687,579
Deposits on CMA	276,484	235,089
Certificate of deposits	740,090	2,435,087
Other deposits	1,281,595	1,304,348

Sub-total	174,618,619	190,030,352

Deposits in foreign currencies	13,902,989	19,129,214
Present value discount	(5,143)	(17,740)

Total	188,516,465	209,141,826

22. BORROWINGS AND DEBENTURES

(1)	Borrowings are as follows (Unit: Korean Won in millions):

	December 31, 2014
	Lenders	Interest rate (%)	Amount
Borrowings in local currency:
Borrowings from the Bank of Korea	The Bank of Korea	0.5~1.0	803,317
Borrowings from government funds	Small and Medium Business Corporation and others	0.0~3.5	1,680,175
Others	The Korea Development Bank and others	0.0~3.8	4,229,396

Sub-total			6,712,888

Borrowings in foreign currencies:
Borrowings in foreign currencies	The Export-Import Bank of Korea	0.0~3.7	7,921,772
Offshore borrowings in foreign currencies	Barclays Bank PLC	0.5	17,375

Sub-total			7,939,147

Bills sold	Others	0.0~2.6	87,692
Call money	Banks	0.0~3.9	1,771,733
Bonds sold under repurchase agreements	Other financial institutions	1.3~4.5	1,196,237
Present value discount			(102)

Total			17,707,595

	December 31, 2015
	Lenders	Interest rate (%)	Amount
Borrowings in local currency:
Borrowings from the Bank of Korea	The Bank of Korea	0.5~0.8	1,475,991
Borrowings from government funds	Small and Medium Business Corporation and others	0.0~3.5	1,535,953
Others	The Korea Development Bank and others	0.0~4.9	4,508,662

Sub-total			7,520,606

Borrowings in foreign currencies:
Borrowings in foreign currencies	The Export-Import Bank of Korea	0.0~4.6	9,733,694
Offshore borrowings in foreign currencies	Zuercher Kantonalbank	0.3~0.9	32,947

Sub-total			9,766,641

Bills sold	Others	0.0~2.6	37,501
Call money	Banks	0.0~5.2	2,039,051
Bonds sold under repurchase agreements	Other financial institutions	0.8~4.5	671,629
Present value discount			(1,511)

Total			20,033,917

(2)	Debentures are as follows (Unit: Korean Won in millions):

	December 31, 2014		December 31, 2015
	Interest rate (%)	Amount	Interest rate (%)	Amount
Face value of bond
Ordinary bonds	0.8~10.5	18,564,367	0.2~12.0	16,868,054
Subordinated bonds	3.4~10.3	6,248,349	3.4~13.0	5,055,311
Other bonds	17.0	51,601	17.0	4,006

Sub-total		24,864,317		21,927,371

Discounts on bond		(68,413)		(28,512)

Total		24,795,904		21,898,859

(*)	The debentures of 3,421,176 million Won and 3,148,703 million Won as of December 31, 2014 and 2015, respectively, which are fair value hedged items are included.

23. PROVISIONS

(1)	Provisions are as follows (Unit: Korean Won in millions):

	December 31, 2014	December 31, 2015
Asset retirement obligation	29,733	39,121
Provision for guarantee(*1)	509,320	364,141
Provision for loan commitments	90,449	85,313
Provision for credit card points	5,548	5,445
Other provisions(*2)	56,959	22,581

Total	692,009	516,601

(*1)	Provision for guarantee includes provision for financial guarantee of 159,149 million Won and 139,002 million Won as of December 31, 2014 and 2015, respectively.
(*2)	Other provisions consist of provision for litigation, provision for loss recovery, and others.

(2)	Changes in provisions except for asset retirement obligation are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2013
	Provision for guarantees	Provision for loan commitments	Provision for credit card points	Other provisions	Total
Beginning balance	421,520	158,395	7,181	254,538	841,634
Provisions provided	96,164	—	13,051	72,656	181,871
Provisions used	1,470	4,015	(13,018)	(86,559)	(94,092)
Reversal of unused amount	(3,683)	(13,216)	(14)	(9,159)	(26,072)
Classified into disposal group held for sale	(578)	(361)	—	(12,006)	(12,945)
Classified into disposal group held for distribution to owners	(12,945)	(24,903)	(759)	(190,503)	(229,110)

Ending balance	501,948	123,930	6,441	28,967	661,286

	For the year ended December 31, 2014
	Provision for guarantees	Provision for loan commitments	Provision for credit card points	Other provisions	Total
Beginning balance	501,948	123,930	6,441	28,967	661,286
Provisions provided	46,191	2,613	12,507	41,963	103,274
Provisions used	(38,402)	30	(13,400)	(26,208)	(77,980)
Reversal of unused amount	(31,877)	(36,158)	—	—	(68,035)
Others	31,460	34	—	12,237	43,731

Ending balance	509,320	90,449	5,548	56,959	662,276

	For the year ended December 31, 2015
	Provision for guarantees	Provision for loan commitments	Provision for credit card points	Other provisions	Total
Beginning balance	509,320	90,449	5,548	56,959	662,276
Provisions provided	19,714	9,801	16,301	51,997	97,813
Provisions used	(25,262)	41	(16,404)	(86,308)	(127,933)
Reversal of unused amount	(160,032)	(14,976)	—	(43)	(175,051)
Others	20,401	(2)	—	(24)	20,375

Ending balance	364,141	85,313	5,445	22,581	477,480

(3)	Changes in asset retirement obligation are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2013	For the year ended December 31, 2014	For the year ended December 31, 2015
Beginning balance	22,024	23,513	29,733
Provisions provided	4,553	932	1,742
Provisions used	(1,532)	(746)	(1,316)
Depreciation	433	519	394
Reversal of unused amount	(1,800)	(143)	(179)
Increase in restoration costs and others	9,175	5,658	8,747
Classified into disposal group held for sale	(4,619)	—	—
Classified into disposal group held for distribution to owners	(4,721)	—	—

Ending balance	23,513	29,733	39,121

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

(1)	The net defined benefit liability is as follows (Unit: Korean Won in millions):

	December 31, 2014	December 31, 2015
Defined benefit obligation	683,961	901,219
Fair value of plan assets	(608,370)	(801,528)

Net defined benefit liability	75,591	99,691

(2)	Changes in the carrying value of defined benefit obligation are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2013	For the year ended December 31, 2014	For the year ended December 31, 2015
Beginning balance	562,285	509,849	683,961
Current service cost	160,216	118,651	132,710
Interest cost	21,352	20,016	21,377
Remeasurements	(7,299)	72,990	97,730
Foreign currencies translation adjustments	2,742	(133)	(8)
Retirement benefit paid	(38,787)	(32,422)	(26,516)
Past service cost	470	—	—
Curtailment or settlement	(4,082)	(5,570)	(8,231)
Others	2,542	580	196
Classified into disposal group held for sale	(68,177)	—	—
Classified into disposal group held for distribution to owners	(121,413)	—	—

Ending balance	509,849	683,961	901,219

(3)	Changes in the plan assets are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2013	For the year ended December 31, 2014	For the year ended December 31, 2015
Beginning balance	395,989	438,247	608,370
Interest income	21,085	20,804	21,965
Remeasurements	(2,489)	(5,504)	(5,444)
Employer’s contributions	147,633	184,141	229,069
Retirement benefit paid	(28,615)	(22,849)	(22,860)
Settlement	(3,725)	(5,525)	(8,240)
Others	1,277	(944)	(21,332)
Classified into disposal group held for sale	(60,348)	—	—
Classified into disposal group held for distribution to owners	(32,560)	—	—

Ending balance	438,247	608,370	801,528

(4)	Plan assets wholly consist of time deposits as of December 31, 2014 and 2015, respectively. Among plan assets, realized returns on plan assets amount to 18,596 million Won, 15,300 million Won and 16,521 million Won for the years ended December 31, 2013, 2014 and 2015, respectively.

(5)	The Bank, of which defined benefit obligation explains 93.9% of the Group’s defined benefit obligation as of December 31, 2015, expects to make contribution, amounting to 136,662 million Won, to its plan.

(6)	The analysis for the maturity, which is not discounted, of the defined benefit obligation of the Bank is as following:

	December 31, 2014	December 31, 2015
Less than 1 year	2,521	38,322
1 year ~ less than 2 years	21,207	97,422
2 years ~ less than 5 years	113,194	134,835
5 years ~ less than 10 years	122,716	186,996
More than 10 years	381,675	388,012

(7)	Current service cost, net interest expense (income), past service cost, loss (gain) on the curtailment or settlement, and loss (gain) due to remeasurements recognized in the consolidated statements of net income and total comprehensive income are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2013	For the year ended December 31, 2014	For the year ended December 31, 2015
Current service cost	160,216	118,651	132,710
Net interest expense (income)	267	(788)	(588)
Past service cost	470	—	—
Gain (loss) on the curtailment or settlement	(357)	(45)	9
Reclassification to discontinued operations	(40,681)	—	—

Cost recognized in net income	119,915	117,818	132,131
Remeasurements	(4,810)	78,494	103,174

Cost recognized in total comprehensive income	115,105	196,312	235,305

Retirement benefit service costs related to defined contribution plans are recognized million Won, 2,967 million Won, 3,543 million Won and 3,623 million Won for the years ended December 31, 2013, 2014 and 2015, respectively.

(8)	Key actuarial assumptions used in defined benefit liability assessment are as follows:

	December 31, 2013	December 31, 2014	December 31, 2015
Discount rate	4.28%	3.29%	2.83%
Future wage growth rate	5.72%	5.74%	6.35%
Retirement rate	Experience rate for each employment classification	Experience rate for each employment classification	Experience rate for each employment classification
Mortality rate	Issued by Korea Insurance Development Institute	Issued by Korea Insurance Development Institute	Issued by Korea Insurance Development Institute

(9)	The sensitivity to actuarial assumptions used in the assessment of defined benefit obligation is as follows (Unit: Korean Won in millions):

		Change of defined benefit obligation as of
		December 31, 2014	December 31, 2015
Discount rate	Increase by 1% point	(66,278)	(101,026)
	Decrease by 1% point	76,296	118,879
Future wage growth rate	Increase by 1% point	76,040	117,975
	Decrease by 1% point	(67,267)	(101,900)

25. OTHER FINANCIAL LIABILITIES AND OTHER LIABILITIES

Other financial liabilities and other liabilities are as follows (Unit: Korean Won in millions):

	December 31, 2014	December 31, 2015
Other financial liabilities:
Payables	4,532,101	5,586,031
Accrued expenses	2,343,332	1,901,204
Borrowings from trust accounts	3,475,353	4,476,396
Agency business revenue	433,594	415,776
Foreign exchange payables	375,059	708,267
Domestic exchange payables	3,386,529	2,082,472
Miscellaneous liabilities	2,345,433	1,795,256
Present value discount	(1,714)	(1,196)

Sub-total	16,889,687	16,964,206

Other liabilities:
Deferred Income	164,431	171,649
Other miscellaneous liabilities	226,239	133,525

Sub-total	390,670	305,174

Total	17,280,357	17,269,380

26. DERIVATIVES

(1)	Derivative assets and derivative liabilities are as follows (Unit: Korean Won in millions):

	December 31, 2014
		Assets		Liabilities
	Nominal amount	Fair value hedge	For trading	For trading
Interest rate:
Interest rate futures	21,640	—	—	—
Interest rate swap	106,014,214	182,990	1,097,849	1,140,917
Long interest rate options	1,658,180	—	11,985	—
Short interest rate options	1,788,180	—	—	10,638
Currency:
Currency futures	382,577	—	—	—
Currency forwards	40,078,267	—	415,209	342,778
Currency swaps	20,902,464	—	504,858	572,985
Long currency option	1,433,050	—	45,617	—
Short currency option	1,614,028	—	—	18,176
Stock:
Stock futures	46,400	—	—	—
Stock swaps	10,000	—	522	—
Long index option	352,943	13,071	1,070	—
Short index option	767,978	—	—	19,916
Others:
Other futures	592	—	—	—
Other swaps	53,035	—	4,481	4,468
Long option	249,081	—	29,876	—
Short option	261,883	—	—	29,977

Total	175,634,512	196,061	2,111,467	2,139,855

	December 31, 2015
		Assets		Liabilities
	Nominal amount	Fair value hedge	For trading	For trading
Interest rate:
Interest rate swap	111,633,234	180,378	923,712	959,347
Long interest rate options	881,679	—	13,961	—
Short interest rate options	1,086,679	—	—	15,164
Currency:
Currency futures	423,877	—	—	—
Currency forwards	56,298,910	—	759,838	475,646
Currency swaps	27,070,835	—	617,777	949,921
Long currency option	1,657,911	—	63,498	—
Short currency option	1,366,459	—	—	13,530
Stock:
Stock futures	169,785	—	—	—
Stock swaps	10,000	—	—	6
Long index option	682,358	2,750	444	—
Short index option	2,410,815	—	—	155,386
Others:
Other futures	1,100	—	—	—
Other forward	125	—	—	39
Other swaps	78,882	—	5,363	4,781
Long option	41,097	—	5,904	—
Short option	142,259	—	—	7,007

Total	203,956,005	183,128	2,390,497	2,580,827

Derivatives held for trading are classified into financial assets or liabilities at FVTPL and derivatives for hedging are stated as a separate line item in the consolidated statements of financial position (see Notes 7 and 20).

(2)	Gains or losses from valuation of financial instruments under hedge accounting are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2013	For the year ended December 31, 2014	For the year ended December 31, 2015
Gains or losses from hedged items	114,053	(64,158)	(31,297)
Gains or losses from hedging instruments	(108,290)	63,442	38,021

27. DEFERRED DAY 1 PROFIT OR LOSS

Changes in details of deferred day 1 profits or losses are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2013	For the year ended December 31, 2014	For the year ended December 31, 2015
Beginning balance	65,267	6,256	13,499
Acquisitions	100,110	13,367	26,762
Amounts recognized in profits or losses	(59,389)	(6,124)	(12,253)
Classified into disposal group held for sale	(99,732)	—	—

Ending balance	6,256	13,499	28,008

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

28. CAPITAL STOCK AND CAPITAL SURPLUS

(1)	The number of authorized shares and others are as follows:

	December 31, 2014	December 31, 2015
Authorized shares of common stock	5,000,000,000 Shares	5,000,000,000 Shares
Par value	5,000 Won	5,000 Won
Issued shares of common stock	676,278,371 Shares	676,000,000 Shares
Capital stock	3,381,392 million Won	3,381,392 million Won

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

(2)	Changes in numbers of issued shares of common stock are as follows (Unit: Shares):

	December 31, 2013	December 31, 2014	December 31, 2015
Beginning balance	806,015,340	806,015,340	676,278,371
Changes due to the Merger(*)	—	(129,736,969)	—
Retirement of treasury stock	—	—	(278,371)

Ending balance	806,015,340	676,278,371	676,000,000

(*)	Pursuant to the demerger plan, Kyongnam Bank and Kwangju Bank inherited the common stock amounted to 648,885 million Won from Woori Finance Holdings on May 1, 2014.

(3)	Details of capital surplus are as follows (Unit: Korean Won in millions):

	December 31, 2014	December 31, 2015
Capital in excess of par value	269,533	269,533
Other capital surplus	21,533	24,726

Total	291,066	294,259

29. HYBRID SECURITIES

The bond-type hybrid securities classified as owner’s equity are as follows (Unit: Korean Won in millions):

	Issuance date	Maturity	Annual interest rate (%)	December 31, 2014	December 31, 2015
Local currency	June 20, 2008(*1)	June 20, 2038	7.7	255,000	255,000
	November 22, 2011(*1)	November 22, 2041	5.9	310,000	310,000
	March 8, 2012(*1)	March 8, 2042	5.8	190,000	190,000
	April 25, 2013(*1)	April 25, 2043	4.4	500,000	500,000
	November13, 2013(*1)	November 13, 2043	5.7	200,000	200,000
	December 12, 2014(*2)	December 12, 2044	5.2	160,000	160,000
	June 3, 2015	June 3, 2045	4.4	—	240,000
Foreign Currency	May 2, 2007(*1)	May 2, 2037	6.2	930,900	930,900
	June 10, 2015	June 10, 2045	5.0	—	559,650
Issuance cost				(7,077)	(11,548)

Total				2,538,823	3,334,002

With respect to the hybrid securities issued, the contractual agreements allow the Group to indefinitely extend the maturity date with the same conditions and defer the payment of interest. In the event that the Group determines not to pay dividends on common stock, the interest payment on the hybrid securities may be exempted.

(*1)	On May 1, 2014, as Kyongnam Bank and Kwangju Bank were demerged, the corresponding hybrid securities in the amount of 286,564 million Won were transferred to newly established holding companies together with other assets and liabilities of Kyongnam Bank and Kwangju Bank. In addition, as Woori bank is now a parent company of the Group, its hybrid securities in the amount of 1,880,798 million Won were reclassified to owner’s equity.
(*2)	During March, 2014, the Group repaid hybrid securities of 702,995 million Won with initial maturity of March 31, 2039. In December 2014, the Group issued hybrid securities in the amount of 159,618 million Won.

The dividend on hybrid securities in the amount of 116,721 million Won, which had been accrued by 1 November 2014, before the merger of Woori bank and Woori Finance Holdings, was recognised as a reduction of non-controlling interest.

30. OTHER EQUITY

(1)	Details of other equity are as follows (Unit: Korean Won in millions):

	December 31, 2014	December 31, 2015
Other comprehensive income:
Gain on available-for-sale financial assets	300,994	374,685
Share of other comprehensive income of joint ventures and associates	2,779	6,074
Loss on foreign currency translation for foreign operations	(107,721)	(70,789)
Remeasurement of the net defined benefit liability	(119,375)	(197,579)
Cash flow hedges	(10,371)	(10,371)

Sub-total	66,306	102,020

Treasury shares(*)	(37,594)	(34,113)
Other capital adjustments
Capital adjustments from the Spin-off (Note 47 )	(2,185,666)	(1,557,086)
Capital adjustments from the merger with Woori Finance Holdings	(178,060)	—
Others	(58,124)	(58,124)

Sub-total	(2,421,850)	(1,615,210)

Total	(2,393,138)	(1,547,303)

(*)	As of December 31, 2014, the Group held 3,007,144 shares (37,594 million Won) through the following transactions made during the year ended December 31, 2014: Acquisition of 27,157 shares (345 million Won) due to the spin-off of Kyongnam Bank and Kwangju Bank, acquisition of 2,913,155 shares (36,429 million Won) due to the treasury stock trust, and acquisition of 64,832 shares (806 million Won) due to the claims for stock repurchase from the shareholders who did not agree with the merger. During the year ended 31 December 2015, the Group retired its treasury stock of 278,371 shares, which amounted to 3,481 million Won.

(2)	Changes in the accumulated other comprehensive income are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2013
	Beginning balance	Increase (decrease) on valuation	Reclassification adjustments	Income tax effect	Classified into disposal group held for sale	Classified into disposal group held for distribution to owners	Ending balance
Gain (loss) on valuation of available-for-sale financial assets	313,180	8,089	(17,110)	(24,761)	(28,923)	(46,365)	204,110
Share of other comprehensive income (loss) of joint ventures and associates	12,128	(7,269)	—	894	(3,662)	2,599	4,690
Gain (loss) on foreign currency translation of foreign operations	(84,577)	(70,728)	(10)	18,739	18,783	—	(117,793)
Remeasurement of the net defined benefit liability	(75,323)	2,508	—	4,407	(592)	9,123	(59,877)
Cash flow hedges	8,693	(650)	811	(926)	(15,426)	(861)	(8,359)

Total	174,101	(68,050)	(16,309)	(1,647)	(29,820)	(35,504)	22,771

	For the year ended December 31, 2014
	Beginning balance(*1)	Increase (decrease) on valuation(*2)	Reclassification adjustments(*2)	Income tax effect	Changes due to the Spin-off	Ending balance
Gain (loss) on valuation of available-for-sale financial assets	279,398	354,856	(241,216)	(27,102)	(64,942)	300,994
Share of other comprehensive income (loss) of joint ventures and associates	5,753	(3,464)	(244)	734	—	2,779
Gain (loss) on foreign currency translation of foreign operations	(136,576)	2,186	37,094	(10,425)	—	(107,721)
Remeasurement of the net defined benefit liability	(68,408)	(81,476)	(900)	18,950	12,459	(119,375)
Cash flow hedges	7,928	(6,844)	(13,671)	2,296	(80)	(10,371)

Total	88,095	265,258	(218,937)	(15,547)	(52,563)	66,306

	For the year ended December 31, 2015
	Beginning balance	Increase (decrease) on valuation(*2)	Reclassification adjustments(*2)	Income tax effect	Ending balance
Gain (loss) on valuation of available-for-sale financial assets	300,994	190,842	(101,439)	(15,712)	374,685
Share of other comprehensive income (loss) of joint ventures and associates	2,779	4,409	—	(1,114)	6,074
Gain (loss) on foreign currency translation of foreign operations	(107,721)	49,421	—	(12,489)	(70,789)
Remeasurement of the net defined benefit liability	(119,375)	(102,467)	—	24,263	(197,579)
Cash flow hedges	(10,371)	—	—	—	(10,371)

Total	66,306	142,205	(101,439)	(5,052)	102,020

(*1)	The accumulated other comprehensive income as of January 1, 2014 included the amounts classified as the disposal group held for sale and the disposal group held for distribution to owners as of December 31, 2013.
(*2)	For the change in gain (loss) on valuation of AFS financial assets, increase or decrease represents change due to the valuation during the period, and “reclassification adjustments” explains disposal or recognition of impairment losses on AFS financial assets.

(3)	Changes in the equity directly associated with disposal group held for sale or distribution to owners during the year ended December 31, 2014 are as follows (Unit: Korean Won in millions):

1)	Equity directly associated with disposal group held for sale

	For the year ended December 31, 2014
	Beginning balance	Increase (decrease) on valuation	Reclassification adjustments	Income tax effect	Changes due to disposal of subsidiaries	Ending balance
Gain (loss) on available-for-sale financial assets	28,923	16,141	—	(3,908)	(41,156)	—
Share of other comprehensive income (loss) of joint ventures and associates	3,662	3,159	—	16	(6,837)	—
Gain (loss) on foreign currency translation of foreign operations	(18,783)	(6,982)	—	(1,691)	27,456	—
Remeasurement of the net defined benefit liability	592	(465)	—	149	(276)	—
Cash flow hedges	15,426	(173)	—	—	(15,253)	—

Total	29,820	11,680	—	(5,434)	(36,066)	—

2)	Equity directly associated with disposal group held for distribution to owners

	For the year ended December 31, 2014
	Beginning balance	Increase (decrease) on valuation	Reclassification adjustments	Income tax effect	Changes due to the Spin-off	Ending balance
Gain (loss) on available-for-sale financial assets	46,365	1,735	(773)	(233)	(47,094)	—
Share of other comprehensive income (loss) of joint ventures and associates	(2,599)	—	—	—	2,599	—
Gain (loss) on foreign currency translation of foreign operations	—	—	—	—	—	—
Remeasurement of the net defined benefit liability	(9,123)	(558)	—	135	9,546	—
Cash flow hedges	861	—	—	—	(861)	—

Total	35,504	1,177	(773)	(98)	(35,810)	—

31. RETAINED EARNINGS

(1)	Details of retained earnings are as follows (Unit: Korean Won in millions):

		December 31, 2014	December 31, 2015
Legal reserve	Legal reserve	1,463,754	1,528,754
	Other legal reserve	41,472	43,132

	Sub-total	1,505,226	1,571,886

Voluntary reserve	Business rationalization reserve	8,000	8,000
	Reserve for financial structure improvement	235,400	235,400
	Additional reserve	8,134,544	7,249,104
	Regulatory reserve for credit loss	1,800,387	1,756,142
	Revaluation reserve	760,455	760,366
	Other voluntary reserve	11,700	11,700

	Sub-total	10,950,486	10,020,712

Retained earnings before appropriation		1,709,646	2,133,524

	Total	14,165,358	13,726,122

i.	Legal reserve

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

iv.	Reserve for financial structure improvement

From 2002 to 2014, the Finance Supervisory Services recommended banks in Korea to appropriate at least ten percent of net income after accumulated deficit for financial structure improvement, until tangible common equity ratio equals 5.5 percent. But this reserve is not available for payment of cash dividends; however, it can be used to reduce a deficit or be transferred to capital. Since 2015, reservation and appropriation became an autonomous judgment matter of the Group.

v.	Additional reserve and other voluntary reserve

Both of Additional reserve and other voluntary reserve are appropriated for capital adequacy and other management purpose.

vi.	Regulatory reserve for credit loss

In accordance with Article 29 of the Regulation on Supervision of Banking Business (“RSBB”), if allowance for loan losses under IFRS for the accounting purpose is lower than allowance based on RSBB, the Bank discloses such short fall amount as regulatory reserve for credit loss.

vii.	Revaluation reserve

Revaluation reserve is the amount of limited dividends set by the board of directors to be the recognized as complementary capital when the gain or loss occurred in the property revaluation by adopting IFRS.

(2)	Changes in retained earnings are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2013	2014	2015
Beginning balance	13,881,378	13,112,690	14,165,358
Net income (loss) attributable to owners	(537,688)	1,213,980	1,059,157
Changes due to the Spin-off	—	(110,405)	—
Dividends on common stock	(201,503)	—	(504,952)
Dividends on hybrid securities	(29,399)	(50,129)	(183,320)
Appreciation of merger losses	—	—	(806,640)
Retirement of treasury stock	—	—	(3,481)
Others	(98)	(778)	—

Ending balance	13,112,690	14,165,358	13,726,122

32. REGULATORY RESERVE FOR CREDIT LOSS

In accordance with Article 29 of the Regulation on Supervision of Banking Business (“RSBB”), if the estimated provisions for credit loss under IFRS for the accounting purpose are lower than those in accordance with the provisions under the RSBB, the Bank shall disclose the difference as the planned regulatory reserve for credit loss.

(1)	Balance of the planned regulatory reserve for credit loss is as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2014	2015
Beginning balance	1,800,387	1,756,142
Planned reversal of regulatory reserve (reverse) for credit loss	(44,245)	499,110

Ending balance	1,756,142	2,255,252

(2)	Planned reserves provided, adjusted net income after the planned reserves provided and adjusted earnings per share after the planned reserves provided are as follows (Unit: Korean Won in millions, except for earnings per share amount):

	For the years ended December 31
	2013 (*1)	2014 (*2)	2015
Net income (loss)	(713,435)	1,207,969	1,075,392
Provision (reversal) of regulatory reserve for credit loss	114,764	(44,245)	499,110
Adjusted net income (loss) after the provision (reversal) of regulatory reserve	(828,199)	1,252,214	576,282
Adjusted EPS (or loss per share) after the provision (reversal) of regulatory reserve	(1,256)	1,512	584

(*1)	For the years ended December 31, 2013, If it was calculated solely based on the owner’s equity of Woori Finance Holdings, the net loss before the provision of regulatory reserve amounted to 537,688 million Won, the required provision of regulatory reserve for credit loss amounted to 135,077 million Won, the adjusted net loss after provision of regulatory reserve amounted to 672,765 million Won, respectively, and the adjusted loss per share after the provision of regulatory reserve amounted to 871 Won.
(*2)	The amounts are calculated using the balance of regulatory reserve for credit loss of Woori Finance Holdings as of January 1, 2014. If it was calculated using the balance of Woori Bank, the required provision of regulatory reserve for credit loss, the adjusted net income after provision of regulatory reserve, and the adjusted EPS after the provision of regulatory reserve would have amounted to 505,805 million Won, 702,164 million Won, and 746 Won, respectively.

33. DIVIDENDS

The Group is to pay out 168,317 million Won (250 Won per share) as dividend for the year ended December 31, 2015, and it will be reviewed and approved at the shareholders’ meeting on March 25, 2016. As such, the separate statements of financial position as of December 31, 2015 do not incorporate such unpaid dividend.

In addition, on July 29, 2015, the board of directors resolved the interim dividend of 250 Won per a common share, which amounted to 168,318 million Won for the shares issued and it was paid during the year ended December 31, 2015.

34. NET INTEREST INCOME

(1)	Interest income recognized is as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2013	2014	2015
Financial assets at FVTPL	109,202	70,653	63,143
AFS financial assets	376,933	359,986	389,443
HTM financial assets	483,515	441,626	418,065
Loans and receivables:
Interest on due from banks	120,041	104,633	81,117
Interest on loans	8,349,900	8,183,844	7,700,475
Interest of other receivables	53,792	50,498	45,992

Sub-total	8,523,733	8,338,975	7,827,584

Total	9,493,383	9,211,240	8,698,235

(2)	Interest expense recognized is as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2013	2014	2015
Interest on deposits due to customers	3,649,810	3,450,786	2,888,529
Interest on borrowings	253,752	251,804	216,743
Interest on debentures	960,529	885,365	707,772
Interest expense on others	137,270	130,267	123,291

Total	5,001,361	4,718,222	3,936,335

35. NET FEES AND COMMISSIONS INCOME

(1)	Fees and commissions income recognized is as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2013	2014	2015
Banking fees (*)	671,257	641,332	676,114
Guarantee fees	91,312	75,997	78,922
Fees from project financing	12,697	12,717	15,521
Credit card fees	668,910	746,811	852,250
CMA management fees	789	—	—
Brokerage fees	62,933	61,472	67,692
Others	57,326	59,686	66,841

Total	1,565,224	1,598,015	1,757,340

(*)	Banking fees include agency commission, fees income from electronic finance, fees income related to loan, fees for import letter of credit dealing, commission received on foreign exchange and others.

(2)	Fees and commissions expense incurred is as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2013	2014	2015
Fees paid	117,268	115,480	133,909
Credit card commissions	511,776	555,496	643,524
Brokerage commissions	210	168	615
Others	9,469	9,856	2,496

Total	638,723	681,000	780,544

36. DIVIDEND INCOME

Dividend income recognized is as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2013	2014	2015
Dividend from financial assets at FVTPL	7,283	3,178	1,217
Dividend from AFS financial assets	80,358	93,634	101,706

Total	87,641	96,812	102,923

37. GAINS (LOSSES) ON FINANCIAL ASSETS AT FVTPL

(1)	Details of gains or losses related to financial assets at FVTPL are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2013	2014	2015
Gains on financial assets held for trading	129,972	161,851	171,137
Gains (losses) of financial assets designated at FVTPL	(6,072)	28,061	69,205

Total	123,900	189,912	240,342

(2)	Gains (losses) on financial assets held for trading are as follows (Unit: Korean Won in millions):

			For the years ended December 31
			2013	2014	2015
Financial Assets at FVTPL	Securities	Gain on valuation	7,151	27,122	7,735
		Gain on disposals	53,783	37,158	32,780
		Loss on valuation	(30,369)	(19,441)	(13,663)
		Loss on disposals	(68,671)	(45,201)	(22,771)

		Sub-total	(38,106)	(362)	4,081

	Other financial assets	Gain on valuation	6,296	3,878	10,195
		Gain on disposals	812	763	442
		Loss on valuation	(6,612)	(4,315)	(10,189)
		Loss on disposals	(350)	(509)	(208)

		Sub-total	146	(183)	240

	Total		(37,960)	(545)	4,321

Derivatives (for trading)	Interest rates derivatives	Gain on transactions and valuation	1,282,013	1,220,496	1,240,353
		Loss on transactions and valuation	(1,282,666)	(1,261,289)	(1,251,673)

		Sub-total	(653)	(40,793)	(11,320)

	Currencies derivatives	Gain on transactions and valuation	3,642,244	2,681,812	4,241,317
		Loss on transactions and valuation	(3,463,262)	(2,499,395)	(3,987,856)

		Sub-total	178,982	182,417	253,461

	Equity derivatives	Gain on transactions and valuation	45,758	61,840	92,400
		Loss on transactions and valuation	(55,718)	(40,342)	(166,528)

		Sub-total	(9,960)	21,498	(74,128)

	Other derivatives	Gain on transactions and valuation	18,201	50,883	54,322
		Loss on transactions and valuation	(18,638)	(51,609)	(55,519)

		Sub-total	(437)	(726)	(1,197)

	Total		167,932	162,396	166,816

	Total		129,972	161,851	171,137

(3)	Gains (losses) on financial assets designated at FVTPL are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2013	2014	2015
Gain (loss) on equity-linked securities:
Gain (loss) on disposals of equity-linked securities	(7,842)	7,575	(22,363)
Gain (loss) on valuation of equity-linked securities	(625)	9,709	89,863

Sub-total	(8,467)	17,284	67,500

Gain (loss) on other financial instruments:
Gain (loss) on disposals of other financial instruments	265	(123)	(62)
Gain (loss) on valuation of other financial instruments	(920)	43	1,027

Sub-total	(655)	(80)	965

Gain on other financial instruments:
Gain on valuation of other financial instruments	3,050	10,857	740

Sub-total	3,050	10,857	740

Total	(6,072)	28,061	69,205

38. NET LOSSES ON AFS FINANCIAL ASSETS

Gains (losses) on AFS financial are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2013	2014	2015
Gains on redemption of securities	43	90	1,089
Gains on transaction of securities	59,355	171,747	130,457
Impairment losses on securities	(144,640)	(240,761)	(134,827)

Total	(85,242)	(68,924)	(3,281)

39. IMPAIRMENT LOSSES DUE TO CREDIT LOSS

Impairment losses on loans and receivables, guarantees and loan commitment recognized for credit loss are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2013	2014	2015
Provision due to credit loss	(2,199,362)	(1,116,171)	(1,112,139)
Reversal of provision on/(provision for) guarantees	(93,311)	(14,314)	140,318
Reversal of provision on loan commitment	15,413	33,545	5,175

Total	(2,277,260)	(1,096,940)	(966,646)

40. GENERAL, ADMINISTRATIVE, AND OTHER NET OPERATING INCOMES (EXPENSES)

(1)	Administrative expenses recognized are as follows (Unit: Korean Won in millions):

			For the years ended December 31
			2013	2014	2015
Employee benefits	Short term	Salaries	1,186,568	1,196,332	1,262,786
	employee benefits	Others	346,141	360,158	381,283
	Retirement benefit service costs		122,882	121,361	135,754
	Termination		58,215	70,459	73,119

	Sub-total		1,713,806	1,748,310	1,852,942

Depreciation and amortization			232,737	223,899	236,958
Other general and administrative expenses	Rent		231,422	266,369	295,871
	Taxes and dues		113,469	101,753	103,580
	Service charges		206,314	215,448	233,860
	IT expenses		104,690	106,386	100,026
	Telephone and communication expenses		56,319	58,102	60,880
	Operating promotion expenses		44,963	44,382	46,638
	Advertising		56,269	51,944	58,914
	Printing		9,596	10,712	10,249
	Traveling expenses		6,848	7,702	9,601
	Supplies		6,806	6,908	6,822
	Insurance premium		4,428	5,899	7,236
	Reimbursement		16,568	18,937	23,779
	Maintenance		13,139	14,050	14,565
	Water, light and heating		15,039	15,163	15,205
	Vehicle maintenance		11,817	10,860	10,400
	Others		57,942	52,095	62,861

	Sub-total		955,629	986,710	1,060,487

	Total		2,902,172	2,958,919	3,150,387

(2)	Other operating incomes recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2013	2014	2015
Gains on transaction of foreign exchange	2,572,513	1,883,808	3,352,318
Gains on disposal of loans and receivables	115,623	132,846	186,939
Gains on transactions of derivatives	11,486	84,533	59,003
Gains on fair value hedged items	127,558	23,318	25,235
Others (*)	279,785	132,666	158,806

Total	3,106,965	2,257,171	3,782,301

(*)	Others include such incomes amounting to 215,845 million Won, 102,541 million Won and 137,187 million Won for the year ended December, 2013, 2014 and 2015, respectively, that the Group recognized for it is to receive from other creditor financial institutions in accordance with the creditor financial institutions committee agreement.

(3)	Other operating expenses recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2013	2014	2015
Losses on transaction of foreign exchange	2,439,398	1,902,316	3,429,638
KDIC deposit insurance fees	236,845	259,140	266,031
Contribution to miscellaneous funds	326,626	338,386	343,703
Losses on disposal of loans and receivables	22,528	30,480	43,266
Losses related to derivatives	119,776	21,091	20,982
Losses on fair value hedged items	13,505	87,476	56,532
Others (*)	74,110	292,548	232,210

Total	3,232,788	2,931,437	4,392,362

(*)	Others include such expenses amounting to 35,085 million Won, 218,072 million Won and 154,897 million Won for the year ended December 31, 2013, 2014 and 2015, respectively, that the Group recognized for it is to carry out a payment to other creditor financial institutions in accordance with the creditor financial institutions committee agreement.

41.	OTHER NET NON-OPERATING INCOME

(1)	Details of gain or loss on valuation of investments in joint ventures and associates are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2013	2014	2015
Gain on valuation	30,182	37,427	41,363
Loss on valuation	(31,459)	(70,008)	(55,176)
Impairment loss	—	(35,399)	(56,311)

Total	(1,277)	(67,980)	(70,124)

(2)	Other non-operating incomes and expenses recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2013	2014	2015
Other non-operating incomes	145,131	134,355	272,610
Other non-operating expenses	(95,754)	(129,688)	(102,126)

Total	49,377	4,667	170,484

(3)	Other non-operating incomes recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2013	2014	2015
Rental fee income	6,101	8,058	8,225
Gains on disposal of investment in joint ventures and associates	19,974	31,414	61,653
Gains on disposal of premises and equipment and other assets	9,509	1,398	6,814
Reversal of impairment loss on premise and equipment and other assets	46	533	539
Others(*)	109,501	92,952	195,379

Total	145,131	134,355	272,610

(*)	Others include the receipt of guaranteed payment, which was amounting to 132,784 million Won, during the year ended December 31, 2015 that the Group received in accordance with the final irrevocable verdict for the payment of commitment (Note 44).

(4)	Other non-operating expenses recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2013	2014	2015
Depreciation on investment properties	3,573	4,016	3,806
Interest expenses of rent leasehold deposits	965	1,026	688
Losses on disposal of investment in joint ventures and associates	4,464	1,765	10
Losses on disposal of premises and equipment and other assets	681	1,709	2,707
Impairment losses on premises and equipment and other assets	1,999	2,226	2,990
Donation	52,345	52,770	46,266
Others	31,727	66,176	45,659

Total	95,754	129,688	102,126

42.	INCOME TAX EXPENSE

(1)	Income tax expenses are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2013	2014	2015
Current tax expense
Current tax expense in respect of the current year	170,478	514,819	362,552
Adjustments recognized in the current period in relation to the current tax of prior periods	(3,625)	(3,750)	(27,038)

Sub-total	166,853	511,069	335,514

Deferred tax expense
Deferred tax expense (benefit) relating to the origination and reversal of temporary differences	457,450	(665,974)	44,884
Less: Deferred tax charged directly to other comprehensive income	(1,647)	8,923	(3,844)

Sub-total	455,803	(657,051)	41,040

Income tax expense	622,656	(145,980)	376,554

Income tax expense for continuing operations	35,096	288,195	376,554
Income tax expense for discontinued operations	587,560	(434,175)	—

(2)	Income tax expense (benefit) can be reconciled to net income (loss) before income tax expense as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2013	2014	2015
Net income (loss) before income tax expense	(90,779)	1,061,988	1,451,946
Income from continuing operations before income tax	287,667	834,395	1,451,946
Income (loss) from discontinued operations before income tax	(378,446)	227,593	—
Tax calculated at statutory tax rate(*1)	(22,432)	256,540	350,909
Adjustments
Effect of income that is exempt from taxation	(85,051)	(45,528)	(56,247)
Effect of expense that is not deductible in determining taxable profit	57,713	342,057	50,152
Effect from the recognition of loss carry-forward and net taxable differences due to investments in subsidiaries and joint ventures that has not been recognized in the previous periods(*2)	669,595	—	—
Net taxable differences due to investments in subsidiaries(*2)	—	(606,908)	—
Adjustments recognized in the current period in relation to the current tax of prior periods	(3,625)	(3,750)	(27,038)
Others	6,456	(88,391)	58,778

Sub-total	645,088	(402,520)	25,645

Income tax expense (benefit)	622,656	(145,980)	376,554

Income tax expense for continuing operations	35,096	288,195	376,554
Income tax expense (benefit) for discontinued operations	587,560	(434,175)	—
Effective tax rate
Effective tax rate for continuing operations	12.2%	34.54%	25.93%
Effective tax rate for discontinued operations(*3)	—	—	—

(*1)	Applicable income tax rate; 1) 11% for below 200 million Won, 2) 22% for from 200 million Won to 20 billion Won, 3) 24.2% for above 20 billion Won.
(*2)	Woori Finance Holdings Co., Ltd. was exempted from payment of sales tax in relation with the spin-off of Kyongnam Bank Co., Ltd. and Kwangju Bank Co., Ltd. in accordance with the Restriction of Special Taxation Act as amended on March 14, 2014. Thus, the related deferred tax liabilities were reversed.
(*3)	The effective tax rate was not calculated since the income tax expense was negative.

(3)	Deferred tax assets and liabilities are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2013
	Beginning balance	Recognized as income (loss)	Recognized as other comprehensive income (loss)	Classified into disposal group held for sale	Classified into disposal group held for distribution to owners	Ending balance
Gain (loss) on financial assets at FVTPL	238,074	25,061	—	(31,882)	1,474	232,727
Gain (loss) on available-for-sale financial assets	(112,225)	10,338	3,201	45,852	(24,018)	(76,852)
Gain (loss) on valuation using the equity method of accounting	52,311	86,776	1,096	(20,651)	2,374	121,906
Gain (loss) on valuation of derivatives	(58,273)	23,495	93	(2,721)	142	(37,264)
Accrued income	(153,398)	3,784	—	22,662	61,255	(65,697)
Allowance for loan loss	(7,842)	(61,499)	—	(274)	—	(69,615)
Loan and receivables written off	10,612	(85)	—	(332)	—	10,195
Loan origination costs and fees	(73,259)	(23,926)	—	16,914	8,459	(71,812)
Defined benefit liability	110,879	33,992	428	(12,949)	(24,852)	107,498
Deposits with employee retirement insurance trust	(93,912)	(44,330)	895	12,554	24,887	(99,906)
Provision for guarantee	80,149	15,232	—	—	(3,977)	91,404
Other provision	101,329	(5,749)	—	(3,867)	(52,918)	38,795
Investments in joint ventures and associates	—	(508,758)	(23,508)	(74,643)	606,909	—
Others	(73,487)	(10,134)	16,148	14,755	(22,510)	(75,228)

Net deferred tax assets	20,958	(455,803)	(1,647)	(34,582)	577,225	106,151

	For the year ended December 31, 2014
	Beginning balance (*)	Spin-off	Recognized as income (loss)	Recognized as other comprehensive income (loss)	Ending balance
Gain (loss) on financial assets at FVTPL	232,727	—	190,183	—	422,910
Gain (loss) on available-for-sale financial assets	(76,852)	—	(6,293)	(22,411)	(105,556)
Gain (loss) on valuation using the equity method of accounting	121,906	—	(101,725)	975	21,156
Gain (loss) on valuation of derivatives	(37,264)	—	(11,174)	—	(48,438)
Accrued income	(65,697)	—	(9,397)	—	(75,094)
Allowance for loan loss	(69,615)	—	10,187	—	(59,428)
Loan and receivables written off	10,195	—	(3,274)	—	6,921
Loan origination costs and fees	(71,812)	—	(16,664)	—	(88,476)
Defined benefit liability	107,498	—	24,898	19,270	151,666
Deposits with employee retirement insurance trust	(99,906)	—	(35,573)	5	(135,474)
Provision for guarantee	91,404	—	(6,874)	—	84,530
Other provision	38,795	—	(1,766)	—	37,029
Investments in joint ventures and associates	—	—	—	—	—
Others	(75,228)	(3,757)	115,766	(12,426)	24,355
Disposal group held for sale/ held for distribution to owners	(542,643)	10,376	508,757	23,510	—

Net deferred tax assets	(436,492)	6,619	657,051	8,923	236,101

	For the year ended December 31, 2015
	Beginning balance	Recognized as income (loss)	Recognized as other comprehensive income (loss)	Ending balance
Gain (loss) on financial assets at FVTPL	422,910	22,819	—	445,729
Gain (loss) on available-for-sale financial assets	(105,556)	94	(16,074)	(121,536)
Gain (loss) on valuation using the equity method of accounting	21,156	(14,936)	(1,114)	5,106
Gain (loss) on valuation of derivatives	(43,438)	8,664	—	(39,774)
Accrued income	(75,094)	(7,054)	—	(82,148)
Allowance for loan loss	(59,428)	8,924	—	(50,504)
Loan and receivables written off	6,921	47,304	—	54,225
Loan origination costs and fees	(88,476)	(15,436)	—	(103,912)
Defined benefit liability	151,666	26,912	24,845	203,423
Deposits with employee retirement insurance trust	(135,474)	(51,570)	—	(187,044)
Provision for guarantee	84,530	(15,305)	—	69,225
Other provision	37,029	(9,131)	—	27,898
Others	24,355	(42,324)	(11,501)	(29,470)

Net deferred tax assets	236,101	(41,039)	(3,844)	191,218

(*)	The beginning balance incorporates the deferred tax assets (liabilities) from subsidiaries that were reclassified into disposal group held for sale and disposal groups held for distribution to owners.

(4)	Unrecognised temporary differences are as follows (Unit: Korean Won in millions):

	December 31, 2014	December 31, 2015
Deductible temporary differences	174,200	224,452
Unused tax losses	283,523	233,687
Taxable temporary differences	(736,048)	(740,860)

Total	(278,325)	(282,721)

(*)	At the reporting date, the aggregate amount of temporary differences associated with unremitted earnings of consolidated subsidiaries for which deferred tax liabilities have not been recognized amounted to 741 billion Won (2014: 736 billion Won). No liability has been recognised in respect of the differences because the Group is in a position to control the timing of the declaration of dividends from subsidiaries and it is expected that such differences will not reverse in the foreseeable future.

(5)	Deferred tax charged directly to other comprehensive income is as follows (Unit: Korean Won in millions):

	December 31, 2014	December 31, 2015
Loss on available-for-sale financial assets	(96,421)	(112,495)
Share of other comprehensive loss of jointly controlled entities and associates	782	(387)
Gain on foreign currency translation of foreign operations	34,424	22,923
Remeasurements	37,674	62,575

Total	(23,541)	(27,384)

(6)	Current tax assets and liabilities are as follows (Unit: Korean Won in millions):

	December 31, 2014	December 31, 2015
Current tax assets	4,845	6,782
Current tax liabilities	298,762	108,943

(7)	Deferred tax assets and liabilities are as follows (Unit: Korean Won in millions):

	December 31, 2014	December 31, 2015
Deferred tax assets	257,858	210,597
Deferred tax liabilities	21,757	19,379

Net deferred tax assets	236,101	191,218

43.	EARNINGS PER SHARE (“EPS”)

Basic EPS is calculated by dividing net income by weighted average number of common shares outstanding (Unit: Korean Won in millions except for EPS and number of shares):

	For the years ended December 31
	2013	2014	2015
Net income (loss) attributable to common shareholders	(537,688)	1,213,980	1,059,157
Dividends to hybrid securities	(29,399)	(50,129)	(183,320)
Net income (loss) attributable to common shareholders	(567,087)	1,163,851	875,837
Net income from continuing operations	132,612	385,160	875,837
Net income (loss) from discontinued operations	(699,699)	778,691	—
Weighted average number of common shares outstanding	806 million shares	718 million shares	673 million shares
Basic Earnings (loss) Per Share	(704) won	1,621 won	1,301 won
Basic Earnings Per Share for continuing operations	165 won	536 won	1,301 won
Basic Earnings (loss) Per Share for discontinued operations	(869) won	1,085 won	—

Diluted EPS is equal to basic EPS because there is no dilution effect for the year ended December 31, 2013, 2014, and 2015.

44. CONTINGENT LIABILITIES AND COMMITMENTS

(1)	Details of guarantees are as follow (Unit: Korean Won in millions):

	December 31, 2014	December 31, 2015
Confirmed guarantees
Guarantee for loans	109,213	108,176
Acceptances	710,443	618,365
Letters of guarantees	126,279	100,084
Other confirmed guarantees	8,328,515	8,242,622

Total	9,274,450	9,069,247

Unconfirmed guarantees
Local letter of credit	575,919	422,812
Letter of credit	4,373,378	4,258,672
Other unconfirmed guarantees	1,590,332	1,949,571

Total	6,539,629	6,631,055

CP purchase commitments and others	2,213,840	1,615,141

(2)	Details of loan commitments and others are as follow (Unit: Korean Won in millions):

	December 31, 2014	December 31, 2015
Loan commitments	89,637,659	88,211,580
Other commitments	4,061,230	5,371,320

(3)	Litigation case

1) The Group had filed lawsuits as follows (Unit: Korean Won in millions except for number of cases):

	December 31, 2014		December 31, 2015
	As plaintiff	As defendant	As plaintiff	As defendant
Number of cases	516 cases	298 cases	130 cases	269 cases
Amount of litigation	827,222	293,527	350,899	190,219
Allowance for litigations		16,343		4,872

2) Prior to December 31, 2015, the Group (Woori Bank), along with other 13 financial institutions including the Seoul Guarantee Insurance, filed a lawsuit against Samsung Group and its associates as a defendant in respect to the return of the fund that was guaranteed for the filing of court administration of Samsung Motors. With respect to the lawsuit, on January 29, 2015, the Supreme Court of Korea made the final judgment that the dependant should pay the guaranteed funds to the Group and other financial institutions. The Group recognized 132,784 million Won, as a gain for the year ended December 31, 2015, in accordance with IAS 37 – Provisions, Contingent liabilities and Contingent assets.

(4)	Other

The Group operates Korean Won currency settlement service as for commercial trade settlements between Korea and Iran. In accordance with the submission request of information from U.S. prosecutors (U.S. Federal Prosecutors and Prosecutors of the New York State), the Group is currently performing its own internal investigation to confirm if the Group is meeting the requirements on sanction of U.S. Government in respect of its service operation. As at the end of December 31, 2015, the Group believes that it cannot make reasonable estimation due to possible results from such investigation.

45. RELATED PARTY TRANSACTIONS

Related parties of the Group and assets and liabilities recognized and major transactions with the related parties during the current and prior periods are as follows:

(1)	Related parties

Related parties
Controlling party (Government related entity)	KDIC

Joint ventures	Woori Renaissance Holdings

Associates

Woori Blackstone Korea Opportunity Private Equity Fund 1st, Korea Credit Bureau Co., Ltd., Korea Finance Security Co., Ltd.,

Woori Service Networks Co., Ltd., Kumho Tires Co., Inc.,

United PF 1st Corporate Financial Stability, Chin Hung International Inc.,

Poonglim Industrial Co., Ltd.,

Hana Engineering & Construction Co., Ltd., STX Engine Co., Ltd.,

Samho International Co., Ltd., Force TEC Co., Ltd.,

Woori Columbus 1st Private Equity Fund, STX Corporation, Osung LST Co., Ltd.,

Dongwoo C & C Co., Ltd., Sjco Co., Ltd., Ilyang Construction Co., Ltd., G2 Collection Co., Ltd. and Saman Corporation

(2)	Assets and liabilities from transactions with related parties are as follows (Unit: Korean Won in millions):

Related party		A title of account	December 31, 2014	December 31, 2015
Controlling party (Government related entity)	KDIC	Loans	314	30
		Allowance for credit loss	(108)	—
		Other assets	691,101	510,193
		Deposits	1,157,232	930,231
		Other liabilities	12,252	9,812

Joint ventures	Woori Renaissance Holdings	Other assets	—	2,416

Associates	Kumho Tires Co., Ltd.	Loans	334,948	280,333
		Allowance for credit loss	(2,968)	(553)
		Deposits	80,978	67,815
		Other liabilities	87	116

	Korea Credit Bureau Co., Ltd.	Loans	2	7
		Deposits	3,215	9,038
		Other liabilities	19	54

	Korea Finance Security Co., Ltd.	Loans	46	51
		Allowance for credit loss	(1)	—
		Deposits	2,738	1,468
		Other liabilities	12	7

	Woori Service Networks Co., Ltd.	Loans	26	27
		Allowance for credit loss	(1)	—
		Deposits	3,169	3,821
		Other liabilities	115	381

	United PF 1st Corporate Financial Stability	Deposits	30	20
	Woori Blackstone Korea Opportunity Private Equity Fund 1st	Other assets	626	175
		Other liabilities	—	934

Associates	Woori Columbus 1st Private Equity Fund	Other assets	589	546

	Chin Hung International Inc.	Loans	42,929	5,499
		Allowance for credit loss	(12,439)	(4,768)
		Deposits	7,615	1,378
		Other liabilities	11	223

	Poonglim Industrial Co., Ltd.	Loans	24,999	1,557
		Allowance for credit loss	(3,123)	(1,557)
		Other assets	1	—
		Deposits	20,878	7,906
		Other liabilities	12	5

	Phoenix Digital Tech Co., Ltd.(*1)	Loans	3,768	—
		Allowance for credit loss	(109)	—
		Deposits	306	—
		Other liabilities	6	—

	Ansang Tech Co., Ltd.(*2)	Loans	38	—
		Allowance for credit loss	(38)	—

Related party		A title of account	December 31, 2014	December 31, 2015
Associates	Samho International Co., Ltd.	Loans	43,251	43,484
		Allowance for credit loss	(8,826)	(5,883)
		Deposits	132,190	96,281
		Other liabilities	205	990

	Force TEC Co., Ltd.	Loans	24,258	28,562
		Allowance for credit loss	(1,551)	(6,252)
		Deposits	139	355
		Other liabilities	11	1,207

	Hana Engineering & Construction Co., Ltd.	Loans	169	71
		Allowance for credit loss	(169)	(71)
		Deposits	49	38

	STX Engine Co., Ltd.	Loans	163,374	120,706
		Allowance for credit loss	(24,735)	(25,665)
		Other assets	27	—
		Deposits	3,701	5,167
		Other liabilities	63	608

	STX Corporation	Loans	182,195	151,829
		Allowance for credit loss	(23,442)	(19,186)
		Deposits	25,823	13,643
		Other liabilities	18	221

	Osung LST Co. ,Ltd.	Loans	5,639	5,639
		Allowance for credit loss	(561)	(338)
		Deposits	5,133	983
		Other liabilities	14	2

	Ilyang Construction Co., Ltd.	Loans	—	838
		Allowance for credit loss	—	(215)

(*1)	As the Group sold shares of Phoenix Digital Tech Co., Ltd. during the year ended December 31, 2015, it is excluded from the related party.
(*2)	As the Group sold shares of Ansang Tech Co., Ltd. during the year ended December 31, 2015, it is excluded from the related parties.

(3)	Gain or loss from transactions with related parties are as follows (Unit: Korean Won in millions):

			For the years ended December 31
Related party		A title of account	2013	2014	2015
Controlling party (Government related entity)	KDIC	Interest income	41,521	26,577	22,237
		Interest expenses	14,801	17,920	23,584
		Reversal of Allowance for credit loss	(65)	(124)	29

Joint ventures	Woori Aviva Life Insurance Co., Ltd.(*1)	Fees income	2,396	—	—
		Other income	3,376	—	—
		Interest expenses	43	—	—
		Fees expenses	56	—	—
		Other expenses	163	—	—
		Reversal of Allowance for credit loss	(5)	—	—

	Woori Renaissance Holdings	Interest expenses	2	—	—
		Reversal of Allowance for credit loss	(144)	—	—

	Woori New Alpha Fund(*1)	Fees income	605	—	—

Associates	Kumho Tires Co., Ltd.	Interest income	1,008	1,038	2,698
		Fees income	6	6	6
		Interest expenses	408	218	205
		Impairment losses due to credit loss (Reversal of Allowance for credit loss)	1,969	(33,020)	(2,353)

	Korea Finance Security Co., Ltd.	Other income	55	—	—
		Interest expenses	99	53	39
		Fees expenses	—	42	93
		Impairment losses due to credit loss (Reversal of Allowance for credit loss)	—	3	(3)

	Korea Credit Bureau Co., Ltd.	Interest expenses	117	72	74
		Fees expenses	—	1,784	1,690

	Woori Service Networks Co., Ltd.	Other income	29	27	28
		Interest expenses	69	95	83
		Fees expenses	—	610	821
		Other expenses	282	262	228
		Impairment losses due to credit loss (Reversal of Allowance for credit loss)	(1)	2	2

	United PF 1st Corporate Financial Stability	Interest expenses	34	—	—

			For the years ended December 31
Related party		A title of account	2013	2014	2015
	Woori Blackstone Korea Opportunity Private Equity Fund 1st	Fees income	4,098	2,527	1,437
		Other income	9,111	—	—
		Other expenses	996	—	—

	Woori Columbus 1st Private Equity Fund	Fees income	—	589	546

	DKT	Interest income	1,521	—	—
		Other income	3,082	—	—
		Interest expenses	64	—	—
		Reversal of Allowance for credit loss	(123)	—	—
Associates	Chin Hung International Inc.	Interest income	—	1,833	807
		Fees income	1	1	1
		Interest expenses	98	31	35
		Impairment losses due to credit loss (Reversal of Allowance for credit loss)	9,324	(27,328)	(534)
	Poonglim Industrial Co., Ltd.	Interest expenses	75	22	11
		Impairment losses due to credit loss (Reversal of Allowance for credit loss)	(150)	2,857	(1,565)

	Phoenix Digital Tech Co., Ltd.(*2)	Interest income	—	33	—
		Interest expenses	11	12	—
		Impairment losses due to credit loss (Reversal of Allowance for credit loss)	(224)	37	—

	Ansang Tech Co., Ltd.(*3)	Impairment losses due to credit loss (Reversal of Allowance for credit loss)	142	(104)	(38)

	Samho International Co., Ltd.	Interest income	—	654	1,015
		Fees income	—	5	3
		Interest expenses	747	1,270	981
		Reversal of Allowance for credit loss	(10,268)	(24,793)	(2,098)

		For the years ended December 31
Related party	A title of account	2013	2014	2015
Force TEC Co., Ltd.	Interest income	—	1,157	249
	Interest expenses	2	3	—
	Impairment losses due to credit loss (Reversal of Allowance for credit loss)	26,273	(25,532)	5,900

Hana Engineering & Construction Co., Ltd.	Reversal of Allowance for credit loss	(158)	—	(98)

STX Engine Co., Ltd.	Interest income	—	2,982	1,358
	Fees income	—	81	67
	Interest expenses	49	48	46
	Impairment losses due to credit loss	9,946	13,787	20,524

STX Corporation	Interest income	—	2,056	1,729
	Fees income	—	—	89
	Interest expenses	—	6	6
	Reversal of Allowance for credit loss	—	(146,680)	(4,060)

Osung LST Co. ,Ltd.	Interest income	—	527	226
	Interest expenses	—	31	16
	Reversal of Allowance for credit loss	—	(4,819)	(223)
Ilyang Construction Co., Ltd.	Impairment losses due to credit loss	—	—	215

(*1)	The entity is excluded from the related party through disposal or spin-off of subsidiaries during the year ended December 31, 2014.
(*2)	As the Group sold shares of Phoenix Digital Tech Co., Ltd. during the year ended December 31, 2015, it is excluded from the related parties.
(*3)	As the Group sold shares of Ansang Tech Co., Ltd. during the year ended December 31, 2015 it is excluded from the related parties.

(4)	Guarantees provided to the related parties are as follows (Unit: Korean Won in millions):

	December 31, 2014	December 31, 2015
KDIC	1,500,386	1,500,470	Loan commitment
Kumho Tire Co., Ltd.	18,110	11,623	Letter of credit
	88,638	143,756	Loan commitment
Korea Finance Security Co., Ltd.	214	209	Loan commitment
Korea Credit Bureau Co., Ltd.	33	28	Loan commitment
Woori Service Networks Co., Ltd.	179	173	Loan commitment
Chin Hung International Inc.	40,630	40,847	Loan commitment
Phoenix Digital Tech Co., Ltd.	261	—	Loan commitment
STX Engine Co., Ltd	81,431	74,135	Letter of credit
	4,600	13,019	Loan commitment
SamHo Co., Ltd.	2,360	—	Letter of credit
	27,299	28,976	Loan commitment
Force TEC Co., Ltd.	6,325	5,954	Loan commitment
STX corporation	30,062	23,235	Letter of credit and others
	13,009	9,131	Loan commitment

(*)	For the guarantee provided to the related parties, the Group recognized provisions for guarantees amounting to 2,170 million Won and 10,122 million Won, respectively, as of December 31, 2014 and December 31, 2015.

(5)	Compensation for key management is as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2013 (restated) (*)	2014	2015
Short term benefits	24,378	11,542	6,421
Severance payments	1,627	464	312

Total	26,005	12,006	6,733

Key management includes registered executives and non-registered executives. Outstanding receivables and payables from transactions with key management amount to 747 million Won and 2,712 million Won, respectively, as of December 31, 2015. With respect to the receivables, the Group has not recognized any allowance, nor provision.

(*)	As the scope of the compensation for key management disclosure has changed, the comparative amounts are restated.

46. DISPOSAL GROUP HELD FOR SALE AND NET INCOME (LOSS) FROM DISCONTINUED OPERATIONS

(1)	Summary

In accordance with Public Funds Oversight Committee’s plan of the privatization of Woori Finance Holdings Co., Ltd. on June 26, 2013, the Group reclassified the related assets and liabilities of Woori Investment Securities Co., Ltd, Woori Financial Co., Ltd., Woori F&I Co., Ltd., Woori Asset Management Co., Ltd., Woori Aviva Life Insurance and Woori Savings Bank into disposal group held for sale and presented the related gains or losses as net income (loss) from discontinued operations as at the end of 2013. During the year ended December 31, 2014, the Group completed the disposals of aforementioned subsidiaries (see note 48).

(2)	Details of discontinued operations are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2013	2014
I. Operating income	183,197	17,616
Net interest income	637,523	237,230
Interest income	1,190,183	391,618
Interest expense	(552,660)	(154,388)
Net fees and commissions income	354,954	117,373
Fees and commissions income	439,125	152,184
Fees and commissions expense	(84,171)	(34,811)
Dividend income	26,789	24,721
Net loss on financial instruments at fair value through profit or loss	(114,652)	(32,104)
Net loss on available-for-sale financial assets	(262)	(19,146)
Impairment losses on credit loss	(147,924)	(23,753)
Other net operating expenses	(573,231)	(286,704)
II. Non-operating loss	(34,213)	(3,120)
Share of profits of joint ventures and associates	19,520	616
Other non-operating expenses	(53,733)	(3,736)
III. Net income before income tax expense	148,984	14,496
IV. Income tax expense	(150,633)	(117,878)
V. Sub-total	(1,649)	(103,382)
VI. Impairment of assets held for sale	(793,108)	(7,469)
VII. Income tax benefit for Impairment	191,970	2,020
VIII. Gain on disposal of disposal group held for sale	—	113,012
IX. Income tax expense related to the gain on disposal	—	(26,667)
X. Income from discontinued operations	(602,787)	(22,487)

(3)	Details of cash flows from discontinued operations are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2013	2014
Cash flows from operating activities:	(3,978,948)	326,023
Cash flows from investing activities:	105,717	(258,244)
Cash flows from financing activities:	3,906,802	143,289

(4)	During the year ended December 31, 2014, the Group disposed Woori Investment and Securities Co., Ltd., Woori Financial Co., Ltd., Woori F&I Co., Woori Asset Management Co., Ltd., Woori Aviva Life Insurance Co., and Woori Savings Bank. The book values of net assets disposed are as follows (Unit: Korean Won in millions):

Book value at the date of disposal
Assets:
Cash and cash equivalents	560,034
Financial assets at FVTPL	21,838,589
Available-for-sale financial assets	1,588,066
Held-to-maturity financial assets	3,032
Loans and receivables	14,244,435
Investments in joint ventures and associates	127,606
Other assets	774,759

Total	39,136,521

Liabilities:
Financial liabilities at FVTPL	12,767,119
Deposits due to customers	2,011,292
Borrowings	13,346,342
Debentures	4,031,716
Other financial liabilities	3,169,551
Other liabilities	182,109

Total	35,508,129

Net-asset	3,628,392
Non-controlling interests	1,987,786
Gain on disposal of disposal group held-for-sale	113,012
Total amount of cash consideration	1,753,618
Cash and cash equivalents of the subsidiaries disposed	(560,034)
Net cash flow due to the disposal of the subsidiaries	1,193,584

47. DISPOSAL GROUP HELD FOR DISTRIBUTION TO OWNERS AND NET INCOME (LOSS) FROM DISCONTINUED OPERATIONS

(1)	Summary

In accordance with the Public Funds Oversight Committee’s plan of the privatization of Woori Finance Holdings Co., Ltd. on June 26, 2013, the Board of Directors of the Woori Finance Holdings Co., Ltd. approved the plan of demerger of Kyongnam Bank Co., Ltd. and Kwangju Bank Co., Ltd. on August 27, 2013. The demerger was to take place through distributing of the shares of newly established holding companies, which were receiving the shares in Kyongnam Bank Co., Ltd. and Kwangju Bank Co., Ltd., to the shareholders of the Woori Finance Holdings. Therefore, the Group classified the related assets and liabilities of Kyongnam Bank Co., Ltd. and Kwangju Bank Co., Ltd. into a disposal group held for distribution to owners presented the related gains or losses as net income (loss) from discontinued operations as at the end of 2013. On May 1, 2014, Kyongnam Bank and Kwangju Bank were demerged in accordance with the plan (See Note 48).

(2)	Details of discontinued operations are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2013	2014
I. Operating income	320,297	108,896
Net interest income	1,085,595	348,396
Interest income	2,154,318	683,075
Interest expense	(1,068,723)	(334,679)
Net fees and commissions income	150,739	53,182
Fees and commissions income	225,422	77,030
Fees and commissions expense	(74,683)	(23,848)
Dividend income	37,064	13,595
Net gain on financial instruments at fair value through profit or loss	93,595	22,119
Net loss on available-for-sale financial assets	(10,225)	(5,569)
Impairment losses on credit loss	(281,205)	(81,459)
Other net operating expenses	(755,266)	(241,368)
II. Non-operating loss	(13,961)	(1,342)
Share of profits of joint ventures and associates	2,274	—
Other non-operating expenses	(16,235)	(1,342)
III. Net income before income tax expense	306,336	107,554
IV. Income tax expense	(638,736)	576,701
V. Sub-total	(332,400)	684,255
VI. Impairment of assets held for sale	(40,658)	—
VII. Income tax benefit for Impairment	9,839	—
VIII. Income from discontinued operations	(363,219)	684,255

(3)	Details of cash flows from discontinued operations are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2013	2014
Cash flows from operating activities:	703,794	457,097
Cash flows from investing activities:	(160,948)	300,385
Cash flows from financing activities:	(760,591)	(754,823)

(4)	During the year ended December 31, 2014, the spin-off of Kyongnam Bank and Kwangju Bank was completed, and the book values of net assets that were transferred due to the spin-off are as follows (Unit: Korean Won in millions):

Book value at the date of the spin-off
Assets:
Cash and cash equivalents	792,949
Financial assets at FVTPL	835,053
Available-for-sale financial assets	3,140,294
Held-to-maturity financial assets	3,968,947
Loans and receivables	41,459,234
Other assets	583,663

Total	50,780,140

Liabilities:
Financial liabilities at FVTPL	34,645
Deposits due to customers	38,152,435
Borrowings	4,628,746
Debentures	2,078,716
Provisions	183,096
Other liabilities	2,350,516

Total	47,428,154

Book value of Net assets	3,351,986
Changes due to the Spin-off:
Controlling interests	3,065,422
Non-controlling interests	286,564

48. PROMOTING PRIVATIZATION PLAN

Pursuant to the privatization plan of Woori Finance Holdings Co., Ltd., which was decided at the Public Fund Oversight Committee (the “PFOC”) on June 26, 2013, the Group has disposed of its subsidiaries. Kwangju Bank and Kyongnam Bank were disposed as of May 1, 2014, and from March 2014 to June 2014, Woori Investment & Securities Co., Ltd., Woori Aviva Life Insurance Co., Ltd., Woori Savings Bank, Woori Asset Management, Woori Financial and Woori F&I were disposed in due order.

With respect to the privatization of Woori Bank, on June 23, 2014, the “PFOC” announced the plan that comprised the merger between Woori Finance Holdings Co., Ltd (“Holding Company”) and Woori Bank and the disposal of controlling interests (30% of ownership) and non-controlling interests (26.97% of ownership), respectively, of Woori Bank after newly listing its shares on the stock exchange. Pursuant to the plan, the Bank merged with the Holding Company as of November 1, 2014, and completed its listing on Korea Stock Exchange on November 19, 2014.

On November 28, 2014, KDIC commenced the bidding procedure for the disposal of controlling interests and non-controlling interests of the Bank. Since only the bidding for the non-controlling interests was successful, KDIC’s ownership of the Bank decreased from 56.97% to 51.04%. Additionally, as a result of the retirement of treasury stocks on October 2015, KDIC’s ownership of the Bank changed to 51.06% as of December 31, 2015.

On July 21, 2015, the PFOC, a deliberative body in charge of privatizing Woori Bank, held a meeting to discuss means to promote the privatization plan, and announced a plan to take a two-track approach to sell the stake. To maximize the retrieval of public fund initially invested, promotion of privatization schedule and development of financial industry, the PFOC is considering a new approach of selling parts out of the government’s stake to multiple buyers in smaller portions, as well as its previous plan of selling the controlling stake to a single buyer. The government has a strong commitment in carrying forward the sale of Woori Bank and will continue to make utmost effort to privatize Woori Bank as early as possible. The specifics of the plan will be discussed with PFOC in the future.

In addition, on October 2, 2015, Financial Services Commission (“FSC”) announced the amendment on normalization of business MOU, which aimed to promote improvement of corporate value through enhancing managerial autonomy of the Group. FSC and KDIC intend to take every possible measure to privatize Woori Bank by taking immediate implementation actions to follow amendment of the MOU, which includes revision of the Enforcement Decree of the Special Act on the Management of Public Funds.

49. AGREEMENT ON THE IMPLEMENTATION OF A MANAGEMENT PLAN

(1) On December 30, 2000, the Bank and the KDIC have entered into an agreement to implement management plans. Under the agreements, the Bank is obligated to improve its financial ratios, such as Bank of International Settlements (“BIS”) capital ratio, general and administrative ratio, non-performing loan rate and adjusted operating income per person. If the Bank fails to make improvements, the KDIC can enforce the Bank to increase or decrease its capital, pursue mergers, transfer of loans and deposits, or close or sell parts of its business operations.

(2) In addition, on July 2, 2001, in order to establish efficient integrated structure of the Bank, the Bank and the KDIC entered into an agreement to implement management plans, which incorporated establishment of corporate governance and business management system, improvement of short-term operational performance, strengthening the Bank’s competitiveness and pursuance of privatization plan, meeting the financial ratio objectives, and penalties in case the Bank does not meet such management plans.

50. BUSINESS COMBINATION

No major business combinations occurred during the year ended December 31, 2015, but the major business combinations occurred during the year ended at December 31, 2014, are as follows:

(1) Merger between Woori Finance Holdings and the Bank

On November 1, 2014, the Bank (acquirer) merged with Woori Finance Holdings (acquiree) based on the resolution of the board of directors on July 28, 2014, and the Bank became the existing entity and Woori Finance Holdings was dissolved. The merger ratio was 1:1.0000000, and the shareholders of Woori Finance Holdings received one common share of the Bank per one common share of Woori Finance Holdings as compensation.

Accordingly, the shares of the Bank, 597 million shares, prior to the merger, was reduced to nil in accordance with capital reduction procedure, and then, in accordance with the merger ratio, the Bank newly issued 676 million shares.

Since this merger qualified as a business combination under common control, the Bank recognized the transferred assets and liabilities of Woori Finance Holdings at the book values as previously recognized on the consolidated financial statements, thus no goodwill was newly recognized. As such, there was no change from the perspective of the consolidated entity.

Details of the merger are described as follows:

Type	Merger
Type of merger	Statutory merger
Companies involved in merger	Woori Bank (existing entity)
Woori Finance Holdings Co., Ltd. (non-existing entity)
New shares acquired due to merger	676,278,371 shares of common stock
Schedule	Date of merger:	November 1, 2014
	Date of registration of merger:	November 3, 2014
	Date for distribution of stocks :	November 18, 2014
	Date for listing of stocks :	November 19, 2014

(2) Acquisition of Saudara Bank

On December 30, 2014, Indonesia Woori Bank, which was a consolidated subsidiary of the Bank, merged with Saudara Bank in accordance with the resolution of the shareholders’ meeting on November 7, 2014, and the bank changed its name into PT Bank Woori Saudara Indonesia 1906 Tbk.

1) Summary of the acquiree

The Group acquired 33% ownership of Saudara Bank, which was a listed company in Indonesia, on January 28, 2014. Through the merger between Indonesia Woori Bank and Saudara Bank on December 30, 2014, the Group consolidated the bank and the ownership ratio after the merger became 74%. From the legal perspective, Saudara Bank was deemed as the existing entity; however, the transaction was accounted using the acquisition method under IFRS 3 Business Combination as it was deemed that Indonesia Woori Bank was the acquirer from the accounting perspective.

The Group promoted such transaction for enhancing its retail operation in Indonesia.

2) Merger ratio and distribution of stocks

	Acquirer	Acquiree
Entity	Indonesia Woori Bank	Saudara Bank
Merger ratio	1	1,702,921.2

3) Acquisition method (Unit: Korean Won in millions)

Amount as of December 30, 2014
I.Consideration
Fair value of the ownership interest held prior to the acquisition (*1)	65,667
Fair value of additional consideration given (*2)	38,551
Fair value of non-controlling interest of Woori Indonesia Bank	52,609

Total amount of consideration	156,827

II.Identifiable assets and liabilities
Cash and Cash equivalents	81,100
AFS financial assets	22,074
HTM financial assets	15,473
Loan and receivables	639,222
Property and equipment	23,882
Intangible assets	25,719
Other assets	34,238

Sub-total	841,708

Deposits	714,989
Borrowings	12,082
Debentures	29,425
Deferred tax liabilities	3,757
Other liabilities	12,872

Sub-total	773,125

Fair value of identifiable net asset	68,583

III.Non-controlling interest of Saudara Bank	17,816
IV.Goodwill(*3)	106,060

(*1)	33% ownership interest in Saudara Bank, which was held by the Bank and Indonesia Woori Bank before the business combination, was remeasured at its fair value as of December 30, 2014. As a result, the Group recognized loss on disposal of investment in joint ventures and associates, amounted to 1,237 million Won.
(*2)	The Bank acquired additional shares of Saudara Bank, 373,954,147 shares, due to the claims for stock repurchase from the shareholders of the bank who were opposing to the merger.
(*3)	Goodwill was recognized on the rationale that the competitiveness of the Group would be reinforced through the acquisition of local operation network in Indonesia.

4) Expenses related to business combination

The Group recognized the expenses amounting to 1,446 million Won, such as legal fee, which occurred in conjunction with the business combination as fees and commissions expense on the consolidated statements of comprehensive income.

51. SUBSEQUENT EVENTS

There have been no significant events between December 31, 2015 and the date of issuance of these consolidated financial statements which would require a change to or additional disclosure in the accounts.