Form 20-F
period 2016-12-31
WOORI BANK
filed 2017-04-27
CIK 1264136

As filed with the Securities and Exchange Commission on April 27, 2017

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

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

Jeong Soo Lee

51, Sogong-ro, Jung-gu, Seoul 04632, Korea

Telephone No.: +82-2-2125-2110

Facsimile No.: +82-2-0505002-3080

(Name, telephone, e-mail and/or facsimile number and address of company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
American Depositary Shares, each representing three shares of Common Stock	New York Stock Exchange
Common Stock, par value ￦5,000 per share	New York Stock Exchange*

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

673,271,226 shares of Common Stock, par value ￦5,000 per share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.     ☒  Yes    ☐  No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.     ☐  Yes    ☒  No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.     ☒  Yes    ☐  No

Indicate by check mark whether the registrant has submitted electronically and posted on its Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    ☐  Yes    ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

☒ Large accelerated filer	☐ Accelerated Filer	☐ Non-accelerated filer	☐ Emerging growth company

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.    ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

Dispositions and other transactions that we have effected in recent years may affect the direct comparability of the historical financial information included in this annual report as of and for different dates and periods. The Korean government, which currently owns 21.37% of our outstanding common stock through the Korea Deposit Insurance Corporation, or the KDIC, has been implementing a privatization plan with respect to Woori Finance Holdings and its former subsidiaries, including us. Pursuant to such plan, in May 2014, Woori Finance Holdings established KJB Financial Group Co., Ltd. and KNB Financial Group Co., Ltd. through a spin-off of its businesses related to the holding of the shares and thereby controlling the business operations of Kwangju Bank and Kyongnam Bank, respectively. As a result of such spin-off, KJB Financial Group became the owner of the shares of Kwangju Bank previously held by Woori Finance Holdings, and KNB Financial Group became the owner of the shares of Kyongnam Bank previously held by Woori Finance Holdings. Woori Finance Holdings no longer owned any shares of Kwangju Bank or Kyongnam Bank, and neither they nor their new holding companies were its subsidiaries, after the spin-off. Following such spin-off, each of these banks was merged with its holding company, and in October 2014, the KDIC sold its 56.97% ownership interest in Kwangju Bank and Kyongnam Bank to JB Financial Group and BS Financial Group, respectively. In addition, in March 2014, Woori Finance Holdings sold its 52.0% ownership interest in Woori Financial Co., Ltd. to KB Financial Group Inc. In May 2014, Woori Finance Holdings also sold its 100.0% ownership interest in Woori Asset Management Co., Ltd. to Kiwoom Securities Co., Ltd. and sold its 100.0% ownership interest in Woori F&I to Daishin Securities Co., Ltd. In June 2014, Woori Finance Holdings sold its 37.9% ownership interest in Woori Investment & Securities Co., Ltd., its 51.6% ownership interest in Woori Aviva Life Insurance Co., Ltd. and its 100.0% ownership interest in Woori FG Savings Bank to NongHyup Financial Group Inc. in a collective sale. As a result of such sales, Woori Investment & Securities, Woori Asset Management, Woori Aviva Life Insurance,

Woori FG Savings Bank, Woori F&I and Woori Financial were no longer subsidiaries of Woori Finance Holdings, and it no longer owned any shares in such former subsidiaries. See “Item 4A. History and Development of the Company—Privatization Plan.”

In light of such dispositions during 2014, Kwangju Bank, Kyongnam Bank, Woori Investment & Securities, Woori Aviva Life Insurance, Woori Asset Management, Woori Financial, Woori FG Savings Bank and Woori F&I were classified as a disposal group held for distribution or sale, and their operations were accounted for as discontinued operations, in our consolidated statements of financial position and comprehensive income as of and for the year ended December 31, 2013, as well as in our consolidated statement of comprehensive income for the year ended December 31, 2014 included in this annual report. Similarly, information derived from our consolidated statement of comprehensive income for the year ended December 31, 2012 was restated to account for such entities as discontinued operations. However, information derived from our consolidated statement of financial position as of December 31, 2012 was not so restated. Accordingly, in general, our financial information as of December 31, 2013 and 2014 and for the years ended December 31, 2012, 2013 and 2014 appearing in this annual report does not include financial data with respect to such discontinued operations, while our financial information as of December 31, 2012 appearing in this annual report includes financial data with respect to such discontinued operations. As a result, our financial information as of December 31, 2012 may not be directly comparable to our financial information as of and for other dates and periods.

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

For your convenience, this annual report contains conversions of Won amounts into U.S. dollars at the noon buying rate of the Federal Reserve Bank of New York for Won in effect on December 31, 2016, which was ￦1,203.7 = US$1.00.

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

The selected consolidated financial and operating data set forth below as of and for the years ended December 31, 2012, 2013, 2014, 2015 and 2016 have been derived from our audited consolidated financial statements, which have been prepared in accordance with IFRS as issued by the IASB. Our consolidated financial statements as of and for the years ended December 31, 2012, 2013, 2014, 2015 and 2016 have been audited by Deloitte Anjin LLC, an independent registered public accounting firm.

The Korean government, which currently owns 21.37% of our outstanding common stock through the KDIC, has been implementing a privatization plan with respect to Woori Finance Holdings and its former subsidiaries, including us. As a result of the dispositions of Woori Finance Holdings’ ownership interests in Kwangju Bank, Kyongnam Bank, Woori Investment & Securities, Woori Aviva Life Insurance, Woori Asset Management, Woori Financial, Woori FG Savings Bank and Woori F&I in 2014, these former subsidiaries of Woori Finance Holdings were classified as a disposal group held for distribution or sale in our consolidated statement of financial position as of December 31, 2013 (but not as of prior dates) and have been accounted for as discontinued operations in our consolidated statements of comprehensive income for the years ended December 31, 2012, 2013 and 2014. See “Item 4A. History and Development of the Company—Privatization Plan.”

You should read the following data together with the more detailed information contained in “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements included elsewhere in this annual report. Historical results do not necessarily predict future results.

Consolidated Statement of Comprehensive Income Data

	Year ended December 31,
	2012(1)		2013(1)		2014(1)		2015		2016		2016(2)
	(in billions of Won except per share data)										(in millions of US$ except per share data)
Interest income	￦	10,891	￦	9,493	￦	9,211	￦	8,698	￦	8,512	US$	7,072
Interest expense		(6,043)		(5,001)		(4,718)		(3,936)		(3,492)		(2,902)

Net interest income		4,848		4,492		4,493		4,762		5,020		4,170
Fees and commissions income		1,687		1,565		1,598		1,757		1,865		1,550
Fees and commissions expense		(498)		(639)		(681)		(781)		(928)		(771)

Net fees and commissions income		1,189		926		917		976		937		779
Dividend income		101		88		97		103		185		153
Net gain (loss) on financial assets at fair value through profit or loss		(365)		124		190		240		114		95
Net gain (loss) on available-for-sale financial assets		533		(85)		(69)		(3)		(1)		(1)
Impairment losses due to credit loss		(1,799)		(2,277)		(1,097)		(966)		(834)		(693)
Net other operating expenses(3)		(2,958)		(3,028)		(3,633)		(3,761)		(3,847)		(3,195)

Operating income		1,549		240		898		1,351		1,574		1,308
Share of gain (loss) of joint ventures and associates		45		(1)		(68)		(70)		(20)		(16)
Other net non-operating income (expense)		44		49		4		171		(1)		(1)

Non-operating income (loss)		89		48		(64)		101		(21)		(17)
Net income before income tax expense		1,638		288		834		1,452		1,553		1,291
Income tax expense		(357)		(35)		(288)		(377)		(276)		(230)

Net income from continuing operations		1,281		253		546		1,075		1,277		1,061
Net income (loss) from discontinued operations		566		(966)		662		—		—		—
Net income (loss)	￦	1,847	￦	(713)	￦	1,208	￦	1,075	￦	1,277	US$	1,061

Remeasurement of the net defined benefit liability		(51)		9		(52)		(78)		34		29

Items that will not be reclassified to profit or loss		(51)		9		(52)		(78)		34		29
Gain (loss) on available-for-sale financial assets		(349)		(51)		(75)		72		13		10
Share of other comprehensive income (loss) of joint ventures and associates		57		(6)		(2)		3		(8)		(7)
Gain (loss) on foreign currency translation of foreign operations		(108)		(60)		48		34		29		24
Gain (loss) on valuation of cash flow hedge		13		(2)		(27)		—		10		9

Items that may be reclassified to profit or loss		(387)		(119)		(56)		109		44		36
Other comprehensive gain (loss), net of tax		(438)		(110)		(108)		31		78		65

Total comprehensive income (loss)	￦	1,409	￦	(823)	￦	1,100	￦	1,106	￦	1,355	US$	1,126

Net income (loss) attributable to owners	￦	1,633	￦	(538)	￦	1,214	￦	1,059	￦	1,261	US$	1,048
Income from continuing operations		1,164		162		435		1,059		1,261		1,048
Income (loss) from discontinued operations		469		(700)		779		—		—		—
Net income (loss) attributable to non-controlling interests	￦	214	￦	(175)	￦	(6)	￦	16	￦	16	US$	13
Income from continuing operations		117		91		111		16		16		13
Income (loss) from discontinued operations		97		(266)		(117)		—		—		—
Comprehensive income (loss) attributable to owners		1,177		(623)		1,192		1,095		1,332		1,107
Comprehensive income (loss) attributable to non-controlling interests		232		(200)		(92)		11		23		19
Basic and diluted earnings (loss) from continuing and discontinued operations per share	￦	1,993	￦	(704)	￦	1,621	￦	1,301	￦	1,567	US$	1.30
Basic and diluted earnings from continuing operations per share		1,411		165		536		1,301		1,567		1.30
Per common share data:
Net income (loss) per share—basic	￦	1,993	￦	(704)	￦	1,621	￦	1,301	￦	1,567	US$	1.30
Weighted average common shares outstanding—basic (in thousands)		806,013		806,013		718,265		673,271		673,271		673,271
Net income (loss) per share—diluted	￦	1,993	￦	(704)	￦	1,621	￦	1,301	￦	1,567	US$	1.30
Weighted average common shares outstanding—diluted (in thousands)		806,013		806,013		718,265		673,271		673,271		673,271
Cash dividends paid per share	￦	250	￦	—	￦	500	￦	500	￦	400	US$	0.33

(1)	The amounts for 2012, 2013 and 2014 reflect the classification of certain former subsidiaries as discontinued operations.

(2)

Won amounts are expressed in U.S. dollars at the rate of ￦1,203.7 to US$1.00, the noon buying rate in effect on December 31, 2016 as quoted by the Federal Reserve Bank of New York in the United States.

(3)	For a description of “net other operating expenses,” see Note 40 of the notes to our consolidated financial statements.

Consolidated Statement of Financial Position Data

	As of December 31,
	2012		2013(1)		2014		2015		2016		2016(2)
	(in billions of Won)										(in millions of US$)
Assets
Cash and cash equivalents	￦	5,778	￦	5,478	￦	5,963	￦	6,644	￦	7,591	US$	6,307
Financial assets at fair value through profit or loss		27,352		4,806		4,554		5,133		5,651		4,694
Available-for-sale financial assets		18,889		17,085		18,811		17,171		20,818		17,295
Held-to-maturity financial assets		18,685		12,039		13,044		13,622		13,910		11,556
Loans and receivables		250,276		211,912		223,370		244,842		258,393		214,665
Investments in joint ventures and associates		1,038		618		648		644		439		365
Investment properties		492		341		358		351		358		297
Premises and equipment		3,186		2,536		2,501		2,471		2,458		2,042
Intangible assets and goodwill		433		269		296		420		484		402
Assets held for sale		83		1		8		18		2		2
Current tax assets		39		143		5		7		6		5
Deferred tax assets		155		155		258		210		232		193
Derivative assets		281		131		196		183		141		117
Other assets(3)		415		179		145		143		200		166
Disposal group held for sale		—		34,685		—		—		—		—
Disposal group held for distribution to owners		—		50,312		—		—		—		—

Total assets	￦	327,102	￦	340,690	￦	270,157	￦	291,859	￦	310,683	US$	258,106

Liabilities
Financial liabilities at fair value through profit or loss	￦	10,986	￦	2,507	￦	2,675	￦	3,461	￦	3,803	US$	3,160
Deposits due to customers		204,210		175,324		188,516		209,142		221,020		183,617
Borrowings		33,480		18,232		17,708		20,034		18,770		15,593
Debentures		27,960		21,678		24,796		21,899		23,566		19,577
Provisions		864		685		692		517		429		356
Net defined benefit liability		166		72		75		99		65		54
Current tax liabilities		179		10		299		109		171		142
Deferred tax liabilities		134		49		22		19		22		18
Derivative liabilities		38		2		—		—		7		6
Other financial liabilities(4)		25,544		19,914		16,890		16,964		21,985		18,265
Other liabilities(5)		508		410		391		305		299		249
Liabilities directly associated with disposal group held for sale		—		32,048		—		—		—		—
Liabilities directly associated with disposal group held for distribution to owners		—		46,882		—		—		—		—

Total liabilities	￦	304,069	￦	317,813	￦	252,064	￦	272,549	￦	290,137	US$	241,037

Equity
Owners’ equity
Capital stock	￦	4,030	￦	4,030	￦	3,381	￦	3,381	￦	3,381	US$	2,809
Hybrid securities		498		498		2,539		3,334		3,575		2,970
Capital surplus		174		177		291		294		286		238
Other equity(6)		112		(35)		(2,393)		(1,547)		(1,468)		(1,220)
Retained earnings		13,881		13,113		14,165		13,726		14,612		12,139
Equity directly associated with disposal group held for sale		—		30		—		—		—		—
Equity directly associated with disposal group held for distribution to owners		—		36		—		—		—		—
Non-controlling interests		4,338		5,028		110		122		160		133

Total equity	￦	23,033	￦	22,877	￦	18,093	￦	19,310	￦	20,546	US$	17,069

Total liabilities and equity	￦	327,102	￦	340,690	￦	270,157	￦	291,859	￦	310,683	US$	258,106

(1)	The amounts as of December 31, 2013 reflect the classification of certain former subsidiaries as a disposal group held for distribution or sale.
(2)

Won amounts are expressed in U.S. dollars at the rate of ￦1,203.7 to US$1.00, the noon buying rate in effect on December 31, 2016 as quoted by the Federal Reserve Bank of New York in the United States.

(3)	For a description of “other assets,” see Notes 19 and 24 of the notes to our consolidated financial statements.
(4)	For a description of “other financial liabilities,” see Note 25 of the notes to our consolidated financial statements.
(5)	For a description of “other liabilities,” see Note 25 of the notes to our consolidated financial statements.
(6)	For a description of “other equity,” see Note 30 of the notes to our consolidated financial statements.

Profitability Ratios and Other Data

	Year ended December 31,
	2012(1)		2013(1)		2014(1)		2015		2016
	(in billions of Won except percentages)
Return on average assets(2)		0.67%		(0.22)%		0.47%		0.37%		0.41%
Return on average equity(3)		10.46		(3.45)		6.74		5.62		6.26
Net interest spread(4)		1.94		1.83		1.72		1.67		1.65
Net interest margin(5)		2.07		1.94		1.82		1.74		1.71
Cost-to-income ratio(6)		50.79		59.30		68.38		66.22		66.48
Average equity as a percentage of average total assets		6.39		6.50		7.03		6.63		6.60
Total revenue(7)	￦	12,847	￦	11,185	￦	11,027	￦	10,795	￦	10,675
Operating expense(8)		9,499		8,668		9,032		8,478		8,267
Operating margin(9)		3,348		2,517		1,995		2,317		2,408
Operating margin as a percentage of total revenue		26.06%		22.50%		18.09%		21.46%		22.56%

(1)	The amounts for 2012, 2013 and 2014 exclude certain former subsidiaries classified as discontinued operations.
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

(4)	Represents the difference between the yield on average interest-earning assets and cost of average interest-bearing liabilities.
(5)	Represents the ratio of net interest income to average interest-earning assets.
(6)	Represents the ratio of non-interest expense (excluding impairment losses due to credit loss) to the sum of net interest income and non-interest income.
(7)

Represents the sum of interest income, dividend income, fees and commissions income, net gain (loss) on financial assets at fair value through profit or loss and net gain (loss) on available-for-sale financial assets.

The following table shows how total revenue is calculated:

	Year ended December 31,
	2012(a)		2013(a)		2014(a)		2015		2016
	(in billions of Won)
Interest income	￦	10,891	￦	9,493	￦	9,211	￦	8,698	￦	8,512
Fees and commissions income		1,687		1,565		1,598		1,757		1,865
Dividend income		101		88		97		103		185
Net gain (loss) on financial assets at fair value through profit or loss		(365)		124		190		240		114
Net gain (loss) on available-for-sale financial assets		533		(85)		(69)		(3)		(1)

Total revenue	￦	12,847	￦	11,185	￦	11,027	￦	10,795	￦	10,675

(a)	The amounts for 2012, 2013 and 2014 exclude certain former subsidiaries classified as discontinued operations.
(8)

Represents interest expense, fees and commissions expense and net other operating expense, excluding impairment losses due to credit loss of ￦1,799 billion, ￦2,277 billion, ￦1,097 billion, ￦966 billion and ￦834 billion for 2012, 2013, 2014, 2015 and 2016, respectively.

The following table shows how operating expense is calculated:

	Year ended December 31,
	2012(a)		2013(a)		2014(a)		2015		2016
	(in billions of Won)
Interest expense	￦	6,043	￦	5,001	￦	4,718	￦	3,936	￦	3,492
Fees and commissions expense		498		639		681		781		928
Net other operating expenses		2,958		3,028		3,633		3,761		3,847

Operating expense	￦	9,499	￦	8,668	￦	9,032	￦	8,478	￦	8,267

(a)	The amounts for 2012, 2013 and 2014 exclude certain former subsidiaries classified as discontinued operations.
(9)	Represents total revenue less operating expense.

Asset Quality Data

			As of December 31,
	2012		2013(1)		2014		2015		2016
			(in billions of Won, except percentages)
Total loans(2)	￦	221,028	￦	193,766	￦	207,077	￦	227,169	￦	236,801
Total non-performing loans(3)		3,766		4,996		3,818		2,909		2,080
Other impaired loans not included in non-performing loans(4)		698		690		692		339		335
Total non-performing loans and other impaired loans(4)		4,464		5,685		4,510		3,248		2,415
Total allowance for credit losses		3,565		3,337		2,609		2,051		1,851
Non-performing loans as a percentage of total loans		1.70%		2.58%		1.84%		1.28%		0.88%
Non-performing loans as a percentage of total assets		1.15		1.47		1.41		1.00		0.67
Total non-performing loans and other impaired loans as a percentage of total loans		2.02		2.93		2.18		1.43		1.02
Allowance for credit losses as a percentage of total loans		1.61		1.72		1.26		0.90		0.78

(1)	The amounts as of December 31, 2013 exclude certain former subsidiaries classified as a disposal group held for distribution or sale.
(2)	Not including due from banks and other receivables, and prior to deducting allowance for credit losses and present value discount or reflecting deferred origination costs.
(3)

Defined as those loans that are past due by 90 days or more or classified as substandard or below based on the Financial Services Commission’s asset classification criteria. See “Item 4B. Business Overview—Assets and Liabilities—Asset Quality of Loans—Loan Classifications.”

(4)

Other impaired loans as of December 31, 2012 exclude securitized loans purchased from third parties and held by Woori F&I, a former wholly-owned subsidiary, in the aggregate amount of ￦1,207 billion. While such securitized loans qualify as other impaired loans under IFRS and are accounted for as such in our consolidated financial statements, the expected losses on such securitized loans were reflected in the determination of their fair value at initial recognition. Accordingly, we believe that the exclusion of such securitized loans from other impaired loans eliminates the potential distorting effect they might have on the ratio of total non-performing loans and other impaired loans to total loans as of such date presented in the above table. Other impaired loans as of December 31, 2013 exclude such securitized loans that were held by Woori F&I as of such date, which were classified as part of a disposal group held for sale. Woori F&I was sold in April 2014. See “Item 4A. History and Development of the Company—Privatization Plan.”

Selected Financial Information

Average Balances and Related Interest

The following tables show our average balances and interest rates for the past three years (excluding discontinued operations for 2014):

	Year ended December 31,
	2014					2015					2016
	Average Balance(1)		Interest Income(2)		Average Yield	Average Balance(1)		Interest Income(2)		Average Yield	Average Balance(1)		Interest Income(2)		Average Yield
	(in billions of Won, except percentages)
Assets
Interest-earning assets
Due from banks	￦	11,710	￦	104	0.89%	￦	12,483	￦	81	0.65%	￦	14,807	￦	75	0.51%
Loans(3)
Commercial and industrial		89,030		3,992	4.48		95,241		3,502	3.68		98,202		3,220	3.28
Trade financing		12,371		188	1.52		13,762		200	1.45		13,159		213	1.62
Lease financing(4)		—		—	—		—		—	—		4		—	—
Other commercial		8,997		294	3.27		9,890		241	2.44		9,697		221	2.28
General purpose household(5)		57,720		2,396	4.15		59,003		2,147	3.64		61,918		2,111	3.41
Mortgage		23,970		917	3.83		34,770		1,113	3.20		45,007		1,323	2.94
Credit cards(2)		4,678		397	8.49		5,547		497	8.96		6,300		547	8.68

Total loans		196,766		8,184	4.16		218,213		7,700	3.53		234,287		7,635	3.26
Securities
Trading		2,639		71	2.69		2,359		63	2.67		2,665		63	2.36
Investment(6)		28,076		802	2.86		29,513		808	2.74		31,348		700	2.23

Total securities		30,715		873	2.84		31,872		871	2.73		34,013		763	2.24
Other		7,954		50	0.63		10,707		46	0.43		11,157		39	0.35

Total average interest earning assets		247,145		9,211	3.73		273,275		8,698	3.18		294,264		8,512	2.89

Total average non-interest earning assets		9,148		—	—		10,892		—	—		11,289		—	—

Total average assets	￦	256,293	￦	9,211	3.59%	￦	284,167	￦	8,698	3.06%	￦	305,553	￦	8,512	2.79%

	Year ended December 31,
	2014					2015					2016
	Average Balance(1)		Interest Expense		Average Cost	Average Balance(1)		Interest Expense		Average Cost	Average Balance(1)		Interest Expense		Average Cost
	(in billions of Won, except percentages)
Liabilities
Interest-bearing liabilities
Deposits due to customers
Demand deposits	￦	9,312	￦	42	0.45%	￦	8,376	￦	43	0.51%	￦	9,742	￦	76	0.78%
Time and savings deposits		153,789		3,190	2.07		168,212		2,573	1.53		181,073		2,166	1.20
Certificates of deposit		1,984		54	2.72		1,880		36	1.91		3,476		59	1.70
Other deposits		14,386		165	1.15		19,294		236	1.22		23,405		246	1.05

Total deposits		179,471		3,451	1.92		197,762		2,888	1.46		217,696		2,547	1.17
Borrowings		16,341		252	1.54		20,269		217	1.07		20,054		215	1.07
Debentures		23,218		885	3.81		23,232		708	3.05		22,988		619	2.69
Other		15,382		130	0.85		19,283		123	0.64		19,994		111	0.56

Total average interest-bearing liabilities		234,412		4,718	2.01		260,546		3,936	1.51		280,732		3,492	1.24

Total average non-interest-bearing liabilities		3,861		—	—		4,787		—	—		4,663		—	—

Total average liabilities		238,273		4,718	1.98		265,333		3,936	1.48		285,395		3,492	1.22

Total average equity		18,020		—	—		18,834		—	—		20,158		—	—

Total average liabilities and equity	￦	256,293	￦	4,718	1.84%	￦	284,167	￦	3,936	1.39%	￦	305,553	￦	3,492	1.14%

(1)	Average balances are based on daily balances for us and on quarterly balances for all of our subsidiaries and our structured companies.
(2)	Interest income from credit cards is derived from interest on credit card loans and credit card installment purchases.

(3)	Not including other receivables, and prior to deducting allowance for credit losses and present value discount or reflecting deferred origination costs.
(4)	Includes automobile lease financing to consumer borrowers.
(5)	Includes home equity loans.
(6)	Includes available-for-sale financial assets and held-to-maturity financial assets.

Analysis of Changes in Net Interest Income—Volume and Rate Analysis

The following table provides an analysis of changes in interest income, interest expense and net interest income based on changes in volume and changes in rate for 2015 compared to 2014 (excluding discontinued operations for 2014) and 2016 compared to 2015. Information is provided with respect to: (1) effects attributable to changes in volume (changes in volume multiplied by prior rate) and (2) effects attributable to changes in rate (changes in rate multiplied by prior volume). Changes attributable to the combined impact of changes in rate and volume have been allocated proportionately to the changes due to volume changes and changes due to rate changes.

	2015 vs. 2014 Increase/(decrease) due to changes in						2016 vs. 2015 Increase/(decrease) due to changes in
	Volume		Rate		Total		Volume		Rate		Total
	(in billions of Won)
Interest-earning assets
Due from banks	￦	7	￦	(30)	￦	(23)	￦	15	￦	(21)	￦	(6)
Loans(1)
Commercial and industrial		278		(768)		(490)		109		(391)		(282)
Trade financing		21		(9)		12		(9)		22		13
Lease financing(2)		—		—		—		—		—		—
Other commercial		29		(82)		(53)		(5)		(15)		(20)
General purpose household(3)		53		(302)		(249)		106		(142)		(36)
Mortgage		414		(218)		196		328		(118)		210
Credit cards		74		26		100		67		(17)		50
Securities
Trading		(8)		—		(8)		8		(8)		—
Investment(4)		41		(35)		6		50		(158)		(108)
Other		17		(21)		(4)		2		(9)		(7)

Total interest income	￦	926	￦	(1,439)	￦	(513)	￦	671	￦	(857)	￦	(186)

Interest-bearing liabilities
Deposits due to customers
Demand deposits	￦	(4)	￦	5	￦	1	￦	7	￦	26	￦	33
Time and savings deposits		299		(916)		(617)		197		(604)		(407)
Certificate of deposit		(3)		(15)		(18)		30		(7)		23
Other deposits		56		15		71		50		(40)		10
Borrowings		60		(95)		(35)		(2)		—		(2)
Debentures		1		(178)		(177)		(7)		(82)		(89)
Other		33		(40)		(7)		5		(17)		(12)

Total interest expense	￦	442	￦	(1,224)	￦	(782)	￦	280	￦	(724)	￦	(444)

Net interest income	￦	484	￦	(215)	￦	269	￦	391	￦	(133)	￦	258

(1)	Not including other receivables and prior to deducting allowance for credit losses and present value discount or reflecting deferred origination costs.
(2)	Includes automobile lease financing to consumer borrowers.
(3)	Includes home equity loans.
(4)	Includes available-for-sale financial assets and held-to-maturity financial assets.

Exchange Rates

The table below sets forth, for the periods and dates indicated, information concerning the noon buying rate for Won, expressed in Won per one U.S. dollar. The “noon buying rate” is the rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise stated, translations of Won amounts into U.S. dollars in this annual report were made at the noon buying rate in effect on December 31, 2016, which was ￦1,203.7 to US$1.00. We do not intend to imply that the Won or U.S. dollar amounts referred to herein could have been or could be converted into U.S. dollars or Won, as the case may be, at any particular rate, or at all. On April 20, 2017, the noon buying rate was ￦1,136.3 = US$1.00.

	Won per U.S. dollar (noon buying rate)
	Low	High	Average(1)	Period-End
2012	1,063.2	1,185.0	1,126.2	1,063.2
2013	1,050.1	1,161.3	1,094.7	1,055.3
2014	1,008.9	1,117.7	1,052.3	1,090.9
2015	1,063.0	1,196.4	1,131.0	1,169.3
2016	1,090.0	1,242.6	1,159.3	1,203.7
October	1,104.8	1,146.5	1,128.2	1,145.4
November	1,131.4	1,181.6	1,162.7	1,175.9
December	1,161.7	1,212.2	1,183.1	1,203.7
2017 (through April 20)	1,108.3	1,207.2	1,147.2	1,136.3
January	1,151.5	1,207.2	1,179.1	1,151.5
February	1,129.2	1,154.5	1,140.5	1,129.2
March	1,108.3	1,158.1	1,133.9	1,117.5
April (through April 20)	1,117.7	1,147.8	1,134.8	1,136.3

Source:	Federal Reserve Bank of New York
(1)	The average of the daily noon buying rates of the Federal Reserve Bank in effect during the relevant period (or portion thereof).

Item 3B.	Capitalization and Indebtedness

Not Applicable

Item 3C.	Reasons for the Offer and Use of Proceeds

Not Applicable

Item 3D.	Risk Factors

Risks relating to our corporate credit portfolio

The largest portion of our exposure is to small- and medium-sized enterprises, and financial difficulties experienced by companies in this segment may result in a deterioration of our asset quality and have an adverse impact on us.

Our loans to small- and medium-sized enterprises amounted to ￦62,544 billion, or 30.2% of our total loans, as of December 31, 2014, ￦67,115 billion, or 29.5% of our total loans, as of December 31, 2015 and ￦68,434 billion, or 28.9% of our total loans, as of December 31, 2016. As of December 31, 2016, Won-denominated loans to small- and medium-sized enterprises that were classified as substandard or below were ￦789 billion, representing 1.2% of such loans to those enterprises. See “Item 4B. Business Overview—Corporate Banking—Small and Medium-Sized Enterprise Banking.” We recorded charge-offs of ￦469 billion in respect of our Won-denominated loans to small- and medium-sized enterprises in 2016, compared to charge-offs of ￦472 billion in 2015 and ￦319 billion (excluding discontinued operations) in 2014. According to data compiled by the Financial Supervisory Service, the industry-wide delinquency ratios for Won-denominated loans to small- and medium-sized enterprises decreased in 2015 and 2016. The delinquency ratio for small- and medium-sized enterprises is calculated as the ratio of (1) the outstanding balance of such loans in respect of which either principal or interest payments are overdue by one month or more to (2) the aggregate outstanding balance of such loans. Our delinquency ratio for such loans denominated in Won was 1.5% as of December 31, 2014, 1.4% as of December 31, 2015 and 0.9% as of December 31, 2016. Our delinquency ratio may increase in 2017 as a result of, among other things, adverse economic conditions in Korea and globally. See “—Other risks relating to our business—Difficult conditions in the global financial markets could adversely affect our results of operations and financial condition.” Accordingly, we may be required to take measures to decrease our exposures to these customers.

In light of the deteriorating financial condition and liquidity position of small- and medium-sized enterprises in Korea as a result of the global financial crisis commencing in the second half of 2008, the Korean government introduced measures intended to encourage Korean banks to provide financial support to small- and medium-sized enterprise borrowers. For example, the Korean government requested Korean banks, including us, to establish a “fast track” program to provide liquidity assistance to small- and medium-sized enterprises on an expedited basis. Under the “fast track” program we established, which is currently expected to be effective through December 31, 2017, liquidity assistance is provided to small- and medium-sized enterprise borrowers applying for such assistance, in the form of new short term loans or maturity extensions or interest rate adjustments with respect to existing loans, after expedited credit review and approval. The overall prospects for the Korean economy in 2017 and beyond remain uncertain, and the Korean government may extend or renew existing or past policies and initiatives or introduce new policies or initiatives to encourage Korean banks to provide financial support to small- and medium-sized enterprises. We believe that, to date, our participation in such government-led initiatives (primarily through the “fast track” program) has not caused us to extend a material amount of credit that we would not have otherwise extended nor materially impacted our results of operations and financial condition in general. The aggregate amount of outstanding small- and medium-sized enterprise loans made by us under the “fast track” program was ￦26 billion as of December 31, 2016, which represented 0.04% of our total small- and medium-sized enterprise loan portfolio as of such date. Furthermore, loans made by us under the “fast track” program are partially guaranteed by the Korean government’s public financial institutions, including the Korea Credit Guarantee Fund and the Korea Technology Finance Corporation. However, there can be no assurance that our future participation in such government-led initiatives would not lead us to extend credit to small- and medium-sized enterprise borrowers that we would not otherwise extend, or offer terms for such credit that we would not otherwise offer, in the absence of such initiatives. Furthermore, there is no guarantee that the financial condition and liquidity position of our small- and medium-sized enterprise borrowers benefiting from such initiatives will improve sufficiently for them to service their debt on a timely basis, or at all. Accordingly, increases in our exposure to small- and medium-sized enterprises resulting from such government-led initiatives may have a material adverse effect on our results of operations and financial condition.

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

We have exposure to Korean construction, shipbuilding and shipping companies, and financial difficulties of these companies may adversely impact us.

As of December 31, 2016, the total amount of loans provided by us to construction, shipbuilding and shipping companies in Korea amounted to ￦4,572 billion, ￦1,442 billion and ￦677 billion, or 1.9%, 0.6% and 0.3% of our total loans, respectively. We also have other exposures to Korean construction, shipbuilding and shipping companies, including in the form of guarantees extended for the benefit of such companies and debt and equity securities of such companies held by us. In the case of construction companies, we have potential exposures in the form of guarantees provided to us by general contractors with respect to financing extended by us for residential and commercial real estate development projects, as well as commitments to purchase asset-backed securities secured by the assets of companies in the construction industry and other commitments we enter into relating to project financing for such real estate projects which may effectively function as guarantees. In the case of shipbuilding companies, such exposures include refund guarantees extended by us on behalf of shipbuilding companies to cover their obligation to return a portion of the ship order contract amount to customers in the event of performance delays or defaults under shipbuilding contracts.

Although the construction industry in Korea has shown signs of recovery since 2015, excessive investment in residential property development projects, the recent strengthening of mortgage lending regulations by the Korean government, stagnation of real property prices and reduced demand for residential property, especially in areas outside of Seoul, are expected to continue to negatively impact the construction industry. The shipbuilding industry in Korea has experienced a severe downturn in recent years reflecting a significant decrease in ship orders, primarily due to adverse conditions in the global economy and the resulting slowdown in global trade. In the case of shipping companies in Korea, reduced shipping rates and high chartering costs, together with the slowdown in global trade, have contributed to the deterioration of their financial condition, requiring some of them to file for bankruptcy or pursue voluntary restructuring of their debt.

In response to the deteriorating financial condition and liquidity position of borrowers in the construction, shipbuilding and shipping industries, which were disproportionately impacted by adverse economic developments in Korea and globally, the Korean government implemented a program in the first half of 2009 to promote expedited restructuring of such borrowers by their Korean creditor financial institutions, under the supervision of major commercial banks. In accordance with such program, 24 construction companies and five shipbuilding companies became subject to workout in 2009, following review by their creditor financial institutions (including us) and the Korean government. Each year since 2009, the Financial Services Commission and the Financial Supervisory Service have announced the results of subsequent credit risk evaluations conducted by creditor financial institutions (including us) of companies in Korea with outstanding debt of ￦50 billion or more, pursuant to which a number of companies were selected by such financial institutions for restructuring in the form of workout, liquidation or court receivership. Most recently, in 2016, 32 companies with outstanding debt of ￦50 billion or more (six of which were construction companies and nine of which were shipbuilding and shipping companies) were selected by such financial institutions for restructuring. There is no assurance, however, that these measures will be successful in stabilizing the Korean construction, shipbuilding and shipping industries.

The allowance for credit losses that we have established against our credit exposures to Korean construction, shipbuilding and shipping companies may not be sufficient to cover all future losses arising from these and other exposures. If the credit quality of our exposures to such companies declines further, we may incur substantial additional provisions for credit loss, which could adversely impact our results of operations and financial condition. Furthermore, although a portion of our loans to construction, shipbuilding and shipping companies are secured by collateral, such collateral may not be sufficient to cover uncollectible amounts in respect of such loans.

We have exposure to the largest Korean commercial conglomerates, known as “chaebols,” and, as a result, financial difficulties of chaebols may have an adverse impact on us.

Of our 20 largest corporate exposures (including loans, debt and equity securities, credit-related commitments and other exposures) as of December 31, 2016, five were to companies that were members of the 21 largest chaebols in Korea. As of that date, the total amount of our exposures to the 21 largest chaebols was ￦21,362 billion, or 5.8% of our total exposures. If the credit quality of our exposures to chaebols declines as a result of financial difficulties they experience or for other reasons, we could incur additional provisions for credit loss, which would hurt our results of operations and financial condition. See “Item 4B. Business Overview—Assets and Liabilities—Loan Portfolio—Exposure to Chaebols.”

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

As of December 31, 2016, our 20 largest exposures to corporate borrowers totaled ￦40,366 billion, which represented 10.9% of our total exposures. As of that date, our single largest corporate exposure was to the Bank of Korea, to which we had outstanding credits in the form of debt securities of ￦6,646 billion and loans in Won of ￦2,790 billion, representing 2.6% of our total exposures in the aggregate. Aside from exposure to the Korean government and government-related agencies, our next largest exposure was to Samsung Electronics, to which we had outstanding exposure of ￦2,254 billion representing 0.6% of our total exposures. Any deterioration in the financial condition of our large corporate borrowers may require us to record substantial additional allowances and may have a material adverse impact on our results of operations and financial condition.

We have exposure to companies that are currently or may in the future be put in restructuring, and we may suffer losses as a result of additional provisions for credit loss required or the adoption of restructuring plans with which we do not agree.

As of December 31, 2016, our credit exposures to companies that were in workout or corporate restructuring amounted to ￦991 billion or 0.3% of our total credit exposures, of which ￦874 billion or 88.2% was classified as substandard or below and substantially all of which was classified as impaired. As of the same date, our allowance for credit losses on these credit exposures amounted to ￦453 billion, or 45.7% of these exposures. These allowances may not be sufficient to cover all future losses arising from our credit exposure to these companies. Furthermore, we have other exposure to such companies, in the form of debt and equity securities of such companies held by us (including equity securities we acquired as a result of debt-to-equity conversions). Including such securities, our exposures as of December 31, 2016 to companies in workout or restructuring amounted to ￦1,036 billion, or 0.3% of our total exposures. Our exposures to such companies may also increase in the future, including as a result of adverse conditions in the Korean economy. In addition, in the case of borrowers that are or become subject to workout, we may be forced to restructure our credits pursuant to restructuring plans approved by other creditor financial institutions of the borrower, or to dispose of our credits to other creditors on unfavorable terms, which may adversely affect our results of operations and financial condition.

Risks relating to our consumer credit portfolio

We may experience increases in delinquencies in our consumer loan and credit card portfolios.

In recent years, consumer debt has increased rapidly in Korea. Our portfolio of consumer loans amounted to ￦80,217 billion as of December 31, 2014, ￦93,448 billion as of December 31, 2015 and ￦104,484 billion as of December 31, 2016. Our credit card portfolio amounted to ￦5,114 billion as of December 31, 2014, ￦6,099 billion as of December 31, 2015 and ￦6,674 billion as of December 31, 2016. As of December 31,

2016, our consumer loans and credit card receivables represented 44.1% and 2.8% of our total lending, respectively. See “Item 4B. Business Overview—Consumer Banking—Lending Activities” and “Item 4B. Business Overview—Credit Cards—Products and Services.”

The growth in our consumer loan portfolio in recent years, together with adverse economic conditions in Korea and globally, may lead to increasing delinquencies and a deterioration in asset quality. The amount of our consumer loans classified as substandard or below was ￦488 billion (or 0.6% of our consumer loan portfolio) as of December 31, 2014, ￦345 billion (or 0.4% of our consumer loan portfolio) as of December 31, 2015 and ￦305 billion (or 0.3% of our consumer loan portfolio) as of December 31, 2016. We charged off consumer loans amounting to ￦155 billion in 2016, as compared to ￦240 billion in 2015 and ￦115 billion (excluding discontinued operations) in 2014, and recorded provisions for credit loss in respect of consumer loans of ￦77 billion in 2016, as compared to ￦103 billion in 2015 and ￦150 billion (excluding discontinued operations) in 2014. Within our consumer loan portfolio, the outstanding balance of general purpose household loans, which, unlike mortgage or home equity loans, are often unsecured and therefore tend to carry a higher credit risk, amounted to ￦22,393 billion, or 27.9% of our total outstanding consumer loans, as of December 31, 2014, ￦24,179 billion, or 25.9% of our total outstanding consumer loans, as of December 31, 2015 and ￦27,113 billion, or 25.9% of our total outstanding consumer loans, as of December 31, 2016.

In our credit card segment, outstanding balances overdue by more than one month amounted to ￦85 billion, or 1.7% of our credit card receivables, as of December 31, 2014, ￦97 billion, or 1.6% of our credit card receivables, as of December 31, 2015 and ￦80 billion, or 1.2% of our credit card receivables, as of December 31, 2016. In line with industry practice, we have restructured a portion of our delinquent credit card account balances as loans. As of December 31, 2016, these restructured loans amounted to ￦112 billion, or 1.7% of our credit card balances. Because these restructured loans are not initially recorded as being delinquent, our delinquency ratios do not fully reflect all delinquent amounts relating to our credit card balances. Including all restructured loans, outstanding balances overdue by more than one month accounted for 2.8% of our credit card balances as of December 31, 2016. We charged off credit card balances amounting to ￦242 billion in 2016, as compared to ￦198 billion in 2015 and ￦163 billion (excluding discontinued operations) in 2014, and recorded provisions for credit loss in respect of credit card balances of ￦207 billion in 2016, as compared to ￦181 billion in 2015 and ￦158 billion (excluding discontinued operations) in 2014. Delinquencies may increase in the future as a result of, among other things, adverse economic conditions in Korea, additional government regulation or the inability of Korean consumers to manage increased household debt.

A deterioration of the asset quality of our consumer loan and credit card portfolios would require us to record increased provisions for credit loss and charge-offs and will adversely affect our financial condition and results of operations. In addition, our large exposure to consumer debt means that we are exposed to changes in economic conditions affecting Korean consumers. Accordingly, economic difficulties in Korea that hurt those consumers could result in further deterioration in the credit quality of our consumer loan and credit card portfolios. For example, a rise in unemployment or an increase in interest rates in Korea could adversely affect the ability of consumers to make payments and increase the likelihood of potential defaults. See “Risks relating to Korea—Unfavorable financial and economic developments in Korea may have an adverse effect on us.”

In addition, we are exposed to changes in regulations and policies on consumer lending by the Korean government, which may adopt measures to restrict consumer lending or encourage financial institutions to provide financial support to certain types of retail borrowers. In 2014 and 2015, the Korean government implemented several measures to encourage consumer spending and revive the housing market in Korea, including loosening regulations on mortgage lending, which contributed to an increase in our portfolio of consumer loans. However, the Korean government introduced measures in the second half of 2016 to tighten regulations on mortgage lending and housing subscription in response to the rapid growth in consumer debt and concerns over speculative investments in real estate in certain areas. Signs of decreases in housing prices following the implementation of such measures, together with the high level of consumer debt, could result in further declines in consumer spending and reduced economic growth, which may lead to increases in delinquency levels of our consumer loan and credit card portfolios.

In light of adverse conditions in the Korean economy affecting consumers, in March 2009, the Financial Services Commission requested Korean banks, including us, to establish a “pre-workout program,” including a credit counseling and recovery service, for retail borrowers with outstanding short-term debt. Under the pre-workout program, which has been in operation since April 2009, maturity extensions and/or interest reductions are provided for retail borrowers with total loans of less than ￦1.5 billion (consisting of no more than ￦500 million of unsecured loans and ￦1 billion of secured loans) who are in arrears on their payments for more than 30 days but less than 90 days or for retail borrowers with an annual income of ￦40 million or less who have been in arrears on their payments for 30 days or more on an aggregate basis for the 12 months prior to their application, among others. The aggregate amount of consumer credit (including credit card receivables) we provided which became subject to the pre-workout program in 2016 was ￦28.8 billion. While we believe that our operation of the pre-workout program has not had a material impact on the overall credit quality of our consumer loan and credit card portfolios to date, our participation in such government-led initiatives to provide financial support to retail borrowers may lead us to offer credit terms for such borrowers that we would not otherwise offer, in the absence of such initiatives, which may have an adverse effect on our results of operations and financial condition.

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

•

Woori Bank. In November 2014, Woori Finance Holdings merged with and into us. As a result of the merger, the other former subsidiaries of Woori Finance Holdings, including Woori Card, Woori Private Equity, Woori FIS, Woori Investment Bank and Woori Finance Research Institute, became our subsidiaries. In December 2014, the KDIC sold 40,143,022 shares of our common stock (representing 5.9% of our outstanding common stock) in a private sale in Korea. In addition, in December 2016 and January 2017, the KDIC sold an aggregate of 200,685,395 shares of our common stock (representing 29.7% of our outstanding common stock) in stakes ranging from 3.7% to 6.0% to seven financial companies through a bidding process. Pursuant to a commitment made by the KDIC in connection with such bidding process, five persons, each nominated by one of the winning bidders, were elected as new outside directors at an extraordinary general meeting of our shareholders held in December 2016. See “Item 6A. Directors and Senior Management—Board of Directors—Outside Directors.” As a result of such transactions, the KDIC’s ownership interest in us was reduced to 21.37%. We expect the KDIC to sell all or a portion of the remaining shares of our common stock it owns to one or more purchasers in the future.

See “Item 4A. History and Development of the Company—Privatization Plan.”

The implementation of the Korean government’s privatization plan, including the merger of Woori Finance Holdings with and into us, the KDIC’s sale of a combined 29.7% ownership interest in us to seven financial companies and the expected sale of the KDIC’s remaining ownership interest in us to third parties, is likely to have a significant impact on us. For example, the loss of the Korean government as our indirect controlling shareholder, the spin-off of Kwangju Bank and Kyongnam Bank and the loss of our former affiliates such as Woori Investment & Securities that had complementary businesses may have a material adverse effect on our credit profile and credit ratings, as well as our business, financial condition and results of operations. Furthermore, the KDIC’s sale of its ownership interest in us to a small number of third parties may affect our business, management, strategy, capital structure and assets and liabilities and lead to diversion of management attention, a loss of customers and labor unrest. There is also no guarantee that the various transactions completed under the privatization plan will not result in unintended adverse tax consequences for us and our subsidiaries, as well as our shareholders. Accordingly, the implementation of the privatization plan may have a material adverse effect on the trading price of our common stock and American depositary shares, or ADSs, and your interests as a shareholder.

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

In addition, general regulatory reforms in the Korean financial industry have increased competition among banks and other financial institutions in Korea. In the second half of 2015, the Korean government implemented measures to facilitate bank account portability of retail customers by requiring commercial banks to establish systems that allow retail customers to easily switch their bank accounts at one commercial bank to another and automatically transfer the automatic payment settings of their former accounts to the new ones. Such measures are expected to further intensify competition among financial institutions in Korea. Moreover, in March 2016, the Financial Services Commission introduced an individual savings account scheme in Korea, which enables individuals to efficiently manage a wide range of retail investment vehicles, including cash deposits, funds and securities investment products, from a single integrated account with one financial institution and offers tax benefits on investment returns. Since the scheme backed by the Korean government allows only one individual savings account per person, financial institutions have been competing to retain existing customers and attract new customers since the launch of the individual savings account scheme. Over 30 financial institutions, including banks, securities companies and insurance companies, have registered with the Financial Services Commission to sell their individual savings account products and competition among these financial institutions is expected to remain intense.

Furthermore, the introduction of Internet-only banks in Korea is expected to increase competition in the Korean banking industry. Internet-only banks generally operate without branches and conduct most of their operations through electronic means, which enable them to minimize costs and offer customers higher interest rates on deposits or lower lending rates. In April 2017, K bank, the first Internet-only bank in Korea, in which we own 10% of the equity with voting rights, commenced operations. Kakao Bank, another Internet-only bank, is expected to commence operations in the first half of 2017.

Moreover, a number of significant mergers and acquisitions in the financial industry have taken place in Korea in recent years, including Hana Financial Group’s acquisition of a controlling interest in Korea Exchange Bank in February 2012, the subsequent merger of Hana Bank into Korea Exchange Bank in September 2015, KB Financial Group’s acquisition of Hyundai Securities Co., Ltd. in October 2016 and the subsequent merger of Hyundai Securities with and into KB Investment & Securities Co., Ltd. in December 2016. In April 2016, Mirae Asset Securities Co., Ltd. acquired a 43% interest in KDB Daewoo Securities Co., Ltd., which changed its name to Mirae Asset Daewoo Securities Co., Ltd, and in December 2016, Mirae Asset Securities merged with and into Mirae Asset Daewoo Securities to become the largest securities company in Korea in terms of capital. Furthermore, in 2014, pursuant to the implementation of the Korean government’s privatization plan with respect to Woori Finance Holdings and its former subsidiaries, Woori Financial, Woori Asset Management and Woori F&I were acquired by KB Financial Group, Kiwoom Securities and Daishin Securities, respectively, and Woori Investment & Securities, Woori Aviva Life Insurance and Woori FG Savings Bank were acquired by NongHyup Financial Group. In addition, in October 2014, the KDIC’s ownership interest in Kwangju Bank and Kyongnam Bank were acquired by JB Financial Group and BS Financial Group, respectively. See “Item 4A. History and Development of the Company—Privatization Plan.”

We expect that consolidation in the Korean financial industry will continue. Other financial institutions may seek to acquire or merge with other entities, and the financial institutions resulting from such consolidation may, by virtue of their increased size and business scope, provide significantly greater competition for us. We also believe that foreign financial institutions, many of which have greater experience and resources than we do, may seek to compete with us in providing financial products and services either by themselves or in partnership with existing Korean financial institutions. Increased competition and continuing consolidation may lead to decreased margins, resulting in a material adverse impact on our future profitability. Accordingly, our results of operations and financial condition may suffer as a result of increasing competition in the Korean financial industry.

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

The overall prospects for the Korean and global economy in 2017 and beyond remain uncertain. In recent years, the global financial markets have experienced significant volatility as a result of, among other things:

•	the financial difficulties affecting many governments worldwide, in particular in Europe and Latin America;

•	the slowdown of economic growth in China and other major emerging market economies;

•	interest rate fluctuations as well as the possibility of further increases in policy rates by the U.S. Federal Reserve and other central banks; and

•

political and social instability in various countries in the Middle East, including Syria, Iraq and Egypt, as well as the recent referendum in the United Kingdom in June 2016, in which a majority of voters voted in favor of an exit from the European Union, or Brexit.

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

We have provided certain assets as collateral for our secured borrowings in recent years. As of December 31, 2016, the aggregate amount of assets we had provided as collateral for our secured borrowings was ￦10,049 billion. These secured borrowings may take the form of asset securitization transactions, where we nominally sell our assets to a securitization vehicle that issues securities backed by those assets, although the assets remain on our statements of financial position. These secured borrowings are intended to be fully repaid through recoveries on collateral. Some of these nominal asset sales were with recourse, which means that if delinquencies arise with respect to such assets, we will be required to either repay a proportionate amount of the related secured borrowing (by reversing the nominal sale and repurchasing such assets) or compensate the securitization vehicle for any net shortfalls in its recoveries on such assets. If we are required to make payments on such assets, or to repay our secured borrowings on those assets and are unable to make sufficient recoveries on them, we may realize further losses on these assets.

An increase in interest rates would decrease the value of our debt securities portfolio and raise our funding costs while reducing loan demand and the repayment ability of our borrowers, which could adversely affect us.

Interest rates in Korea have been subject to significant fluctuations in the past. In an effort to stem inflation amid improved growth prospects, the Bank of Korea gradually increased its policy rate in 2010 and 2011 by a total of 125 basis points to 3.25%. However, the Bank of Korea reduced its policy rate to 2.00% through a series of reductions from 2012 to 2014 to support Korea’s economy in light of the slowdown in Korea’s growth and uncertain global economic prospects. The Bank of Korea further reduced its policy rate to 1.50% in 2015 and again to an unprecedented 1.25% in June 2016 amid deflationary concerns and interest rate cuts by central banks around the world. All else being equal, an increase in interest rates in the future could lead to a decline in the value of our portfolio of debt securities, which generally pay interest based on a fixed rate. A sustained increase in interest rates will also raise our funding costs, while reducing loan demand, especially among consumers. Rising interest rates may therefore require us to re-balance our asset portfolio and our liabilities in order to minimize the risk of potential mismatches and maintain our profitability. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk.” In addition, rising interest rate levels may adversely affect the Korean economy and the financial condition of our corporate and consumer borrowers, including holders of our credit cards, which in turn may lead to a deterioration in our credit portfolio. In particular, since most of our consumer and corporate loans bear interest at rates that adjust periodically based on prevailing market rates, a sustained increase in interest rate levels will increase the interest costs of our consumer and corporate borrowers and will adversely affect their ability to make payments on their outstanding loans.

Our funding is highly dependent on short-term deposits, which dependence may adversely affect our operations.

We meet a significant amount of our funding requirements through short-term funding sources, which consist primarily of customer deposits. As of December 31, 2016, approximately 96.0% of these deposits had maturities of one year or less or were payable on demand. In the past, a substantial proportion of these customer deposits have been rolled over upon maturity. We cannot guarantee, however, that depositors will continue to roll over their deposits in the future. In the event that a substantial number of these short-term deposit customers withdraw their funds or fail to roll over their deposits as higher-yielding investment opportunities emerge, our liquidity position could be adversely affected. We may also be required to seek more expensive sources of short-term and long-term funding to finance our operations. See “Item 5B. Liquidity and Capital Resources—Financial Condition—Liquidity.”

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

As of December 31, 2016, we held debt securities issued by Korean companies and financial institutions (other than those issued by government-owned or -controlled enterprises or financial institutions, which include the KDIC, the Korea Electric Power Corporation, the Bank of Korea, the Korea Development Bank and the Industrial Bank of Korea, among others) with a total book value of ￦2,231 billion in our trading and investment securities portfolio. The market value of these securities could decline significantly due to various factors, including future increases in interest rates or a deterioration in the financial and economic condition of any particular issuer or of Korea in general. Any of these factors individually or a combination of these factors would require us to write down the fair value of these debt securities, resulting in impairment losses. Because the secondary market for corporate bonds in Korea is not fully developed, the market value of many of these securities as reflected on our consolidated statements of financial position is determined by references to suggested prices posted by Korean rating agencies, which measure prices based on observable market data. These valuations, however, may differ significantly from the actual value that we could realize in the event we elect to sell these securities. As a result, we may not be able to realize the full “marked-to-market” value at the time of any such sale of these securities and thus may incur additional losses.

We may be required to raise additional capital if our capital adequacy ratio deteriorates or the applicable capital requirements change in the future, but we may not be able to do so on favorable terms or at all.

Under the capital adequacy requirements of the Financial Services Commission, as of December 31, 2016, we are required to maintain a total minimum Tier I common equity capital adequacy ratio of 5.375%, Tier I capital adequacy ratio of 6.875% and combined Tier I and Tier II capital adequacy ratio of 8.875%, on a consolidated basis (including applicable additional capital buffers and requirements as described below). As of December 31, 2016, our Tier I common equity capital, Tier I capital and combined Tier I and Tier II capital ratios were 10.50%, 12.68% and 15.29%, respectively, which exceeded the minimum levels required by the Financial Services Commission. However, our capital base and capital adequacy ratio may deteriorate in the future if our results of operations or financial condition deteriorates for any reason, or if we are not able to deploy our funding into suitably low-risk assets. To the extent that we fail to maintain our capital adequacy ratios in the future, Korean regulatory authorities may impose penalties on us ranging from a warning to suspension or revocation of our licenses.

The current capital adequacy requirements of the Financial Services Commission are derived from a new set of bank capital measures, referred to as Basel III, which the Basel Committee on Banking Supervision initially introduced in 2009 and began phasing in starting from 2013. Commencing in July 2013, the Financial Services Commission promulgated a series of amended regulations implementing Basel III, pursuant to which Korean banks and bank holding companies were required to maintain a minimum ratio of Tier I common equity capital (which principally includes equity capital, capital surplus and retained earnings) to risk-weighted assets of 3.5% and Tier I capital to risk-weighted assets of 4.5% from December 1, 2013, which minimum ratios were increased to 4.0% and 5.5%, respectively, from January 1, 2014 and increased further to 4.5% and 6.0%, respectively, from January 1, 2015. Such requirements are in addition to the pre-existing requirement for a minimum ratio of Tier I and Tier II capital (less any capital deductions) to risk-weighted assets of 8.0%, which remains unchanged. The amended regulations also require an additional capital conservation buffer of 0.625% in 2016 and 1.25% in 2017, with such buffer to increase in stages each subsequent year to 2.5% by 2019, as well as a potential counter-cyclical capital buffer of up to 2.5% starting in 2016, which is determined on a quarterly basis by the Financial Services Commission. Furthermore, we were designated as one of five domestic systemically important banks for 2016 by the Financial Services Commission and were subject to an additional capital requirement of 0.25% in 2016. In December 2016, we were designated as a domestic systemically important bank for 2017, which would subject us to an additional capital requirement of 0.50% in 2017, if deemed necessary, with such potential requirement to increase in stages to 1.0% by 2019. The implementation of Basel III in Korea may have a significant effect on the capital requirements of Korean financial institutions, including us. See “Item 4B. Business Overview—Supervision and Regulation—Principal Regulations Applicable to Banks—Capital Adequacy.”

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

In addition to the OFAC sanctions described above, the United States maintains indirect sanctions under authority of, among others, the Iran Sanctions Act, the Comprehensive Iran Sanctions, Accountability and Divestment Act of 2010, or CISADA, the National Defense Authorization Act for Fiscal Year 2012, or the NDAA, the Iran Threat Reduction and Syria Human Rights Act of 2012, or ITRA, various Executive Orders, and the Iran Freedom and Counter-Proliferation Act of 2012, or IFCA. These indirect sanctions, which we refer to collectively as U.S. secondary sanctions, provide authority for the imposition of U.S. sanctions on foreign parties that provide services (including banking services and financing) in support of certain activities involving Iran in the energy, shipping and military sectors, among others. Iran has also been designated as a “jurisdiction of primary money laundering concern” under Section 311 of the USA PATRIOT Act, potentially subjecting banks dealing with Iranian financial institutions to increased regulatory scrutiny.

Korea also had a sanctions program targeting Iran in accordance with the series of relevant resolutions adopted by the United Nations Security Council. In particular, in September 2010, the Korean government announced broad sanctions implementation guidelines covering financial, trade, transportation and energy-related activities with Iran, which also included a proposal to facilitate legitimate trade between Korea and Iran through Won-denominated settlement accounts to be opened by the Central Bank of Iran, or CBI, at certain Korean banks, including us, for such purpose. In December 2011, the Korean government announced expanded sanctions against Iran, including the addition of 99 entities and six individuals that are related to Iran’s nuclear program to the Korean government’s sanctioned party list with respect to Iran.

On January 16, 2016, the so-called “P5+1” powers (the United States, United Kingdom, China, France, Russia and Germany) and Iran declared that “Implementation Day” had occurred under a previously agreed Joint Comprehensive Plan of Action, or the JCPOA, which provided Iran with significant (but not complete) sanctions relief. The relief lifted Korean sanctions and the majority of European Union, United Nations and U.S. secondary sanctions, including those U.S. secondary sanctions targeting the following activities: (i) financial and banking transactions with some (but not all) Iranian banks and financial institutions, including CBI; (ii) purchases of Iranian crude oil; (iii) investment, including participation in joint ventures, goods, services, information, technology and technical expertise and support for Iran’s oil, gas and petrochemical sectors; (iv) purchase, acquisition, sale, transportation or marketing of petroleum, petrochemical products and natural gas from Iran; and (v) transactions with Iran’s energy sector. As a result, dealings with most Iranian financial institutions and the Iranian energy sector are now unrestricted, so long as the dealings have no connection to the United States and do not involve remaining Iranian entities designated for U.S. terrorism, human rights, nonproliferation and other sanctions; do not conceal the identity of Iranian participants; and do not relate to military activities or human rights violations. OFAC sanctions remain in place, however, which means that all transactions involving Iran within U.S. jurisdiction are still prohibited, including U.S. dollar clearing transactions.

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

In 2016, we engaged in the following activities relating to Iran:

•

We operate certain accounts for CBI, which were opened by CBI pursuant to a service agreement entered into by us and CBI in September 2010 to facilitate trade between Korea and Iran. The accounts opened by CBI consist of Won-denominated accounts that are used for the settlement of exports of goods produced or substantially transformed in Korea to Iran by Korean exporters and Won, U.S. dollar, euro and Japanese Yen-denominated accounts (of which only the Won accounts are in use) that are used for the settlement of imports of crude oil and natural gas from Iran by Korean importers. By the terms of the service agreement between us and CBI, settlement of export and import transaction payments due from Iranian entities to Korean exporters or from Korean importers to Iranian entities through such accounts opened by CBI are effected by crediting or debiting the relevant amount to or from the applicable accounts while a corresponding payment of funds is made to or from an Iranian bank by CBI. Any funds deposited for the account of Iranian entities as a result of Korean imports of crude oil and natural gas may only be used by transferring them to the Won-denominated account and then making payment to accounts of Korean persons and entities opened at financial institutions in Korea in respect of Korean exports to Iran. No transfers of funds may be made from these accounts to Iran, to Iranian accounts in any third country, or for any use other than those described above. In 2016, the total fee revenue from maintaining the CBI accounts amounted to approximately ￦192 million (which represented approximately 0.002% of our total revenue). As there were no expenses directly applicable to such activities under our internal management accounts, we estimate that our net income before tax from maintaining the CBI accounts also amounted to approximately ￦192 million (which represented approximately 0.012% of our total net income before tax). We intend to continue maintaining the accounts opened by CBI, and in light of the lifting of certain sanctions against Iran, including U.S. secondary sanctions, the scope of our services provided to CBI may be adjusted to reflect such change in circumstances.

•

We also provide limited export-import financing services to Korean exporters and importers in connection with their trade transactions with Iran that were permitted under the relevant Korean sanctions and were not subject to U.S. secondary sanctions, primarily by discounting, advising on or issuing letters of credit, and to a lesser extent, issuing performance bonds on behalf of Korean contractors with respect to Iranian construction projects permitted under the relevant Korean sanctions and not subject to U.S. secondary sanctions. All such transactions are settled through the accounts opened by CBI with us as described above. In 2016, our total fee revenue from such export-import financing services amounted to approximately ￦11.5 billion (which represented approximately 0.11% of our total revenue), while our net income before tax from such activities (net of expenses directly applicable to such activities based on our internal management accounts) amounted to approximately ￦4.2 billion (which represented approximately 0.27% of our total net income before tax). We intend to continue providing the export-import financing services with its current scope, to the extent U.S. secondary sanctions or other applicable sanctions remain lifted.

•

We also maintain a limited number of deposit accounts in Korea for an Iranian financial institution that the U.S. government has historically viewed as controlled by the government of Iran. These accounts were opened with us before the institution was designated for U.S. sanctions. Under Korean customer protection requirements, we are unable to provide specific information identifying this Iranian financial institution or the volume of its deposits. In 2016, there were no fee revenues from maintaining such deposit accounts, and there were no expenses directly applicable to such activities under our internal management accounts.

•	In May 2016, we established a new representative office in Tehran, Iran, which only engages in the collection of local market information and did not generate any revenue in 2016.

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

We do not believe that our activities relating to Iran violate OFAC sanctions or are sanctionable under U.S. secondary sanctions. Moreover, to the extent our activities were sanctionable under those U.S. secondary sanctions programs that were lifted pursuant to the JCPOA, U.S. authorities have indicated that sanctions will not be imposed pursuant to the suspended U.S. secondary sanctions. Nevertheless, there can be no assurances that the relevant relief will remain in place, and even if it does, there is no guarantee that our activities relating to Iran will not be found to violate OFAC sanctions or involve sanctionable activity under the remaining U.S. secondary sanctions, or that any other government will not determine that our activities violate applicable sanctions of other countries. The re-imposition or “snap-back” of U.S. sanctions pursuant to the JCPOA could also occur, and the scope of re-imposed sanctions would be determined at that time, although sanctions would not be retroactively applied to activities properly engaged in while sanctions relief was in effect. Sanctions against Iran are evolving rapidly, and future changes in law could also adversely affect us.

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

We are cooperating with an investigation led by the U.S. Department of Justice and the New York State Office of the Attorney General on certain transactions under the U.S. sanctions and other U.S. laws in connection with our use and operation of the CBI accounts by producing information and documents pursuant to the applicable laws and regulations. It is not possible to predict the outcome of such investigation at this time, and there can be no assurance that such investigation will not result in an unfavorable outcome or adversely affect our business or reputation. Furthermore, beginning in October 2014, the Prosecutors’ Office of Korea investigated a scheme by which the representative director of a Korean company and one of our employees engaged in fraudulent trade transactions involving our Won-denominated settlement activities through the CBI accounts. These individuals were arrested for, charged with and convicted of violations of the Foreign Exchange Transactions Law. The Prosecutors’ Office of Korea completed its investigation in connection with this incident and concluded that neither we nor our executive officers engaged in any wrongdoing. However, the fraudulent transactions in question did not meet the conditions attached to operation of the CBI accounts, and there can be no assurances that U.S. authorities would agree that we were not culpable or that the transactions would not be considered sanctionable.

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

Our operations may be subject to increasing and continually evolving cybersecurity and other technological risks.

With the proliferation of new technologies and the increasing use of the Internet and mobile devices to conduct financial transactions, our operations as a financial institution have been, and will continue to be, subject to an increasing risk of cyber incidents relating to these activities, the nature of which is continually evolving. Our computer systems, software and networks are subject to cyber incidents, such as disruptions, delays or other difficulties affecting our information technology systems, computer viruses or other malicious codes, loss or destruction of data (including confidential client information), unauthorized access, account takeover attempts and cyber attacks. A significant portion of our daily operations relies on our information technology systems, including customer service, billing, the secure processing, storage and transmission of confidential and other information as well as the timely monitoring of a large number of complex transactions. Although we have made substantial and continuous investments to build systems and defenses to address cybersecurity and other technological risks, there is no guarantee that such measures or any other measures can provide adequate security and stability. In addition, because methods used to cause cyber attacks change frequently or, in some cases, are not recognized until launched, we may be unable to implement effective preventive measures or proactively address these methods. Furthermore, these cyber threats may arise from human error, accidental technological failure and third parties with whom we do business. If we were to be subject to a system failure or other cyber incident, it could result in the disclosure of confidential client information, damage to our reputation with our customers and in the market, customer dissatisfaction, additional costs to us, regulatory penalties, exposure to litigation and other financial losses to both us and our customers, which could have an adverse effect on our business and results of operations.

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

The Korean regulatory authorities have imposed sanctions against Deloitte Anjin LLC, an independent registered public accounting firm, which may adversely affect its ability to continue to provide audit and related services to us and to satisfy any claims that may arise in relation to such services.

On March 24, 2017, the Securities and Futures Commission of the Financial Supervisory Service recommended, and on April 5, 2017, the Financial Services Commission approved, sanctions against Deloitte Anjin LLC, an independent registered public accounting firm, in connection with its role as the independent auditor for Daewoo Shipbuilding & Marine Engineering Co., Ltd., which is currently under investigation for alleged accounting irregularities. The sanctions include a prohibition against entering into new audit engagements for the year ending December 31, 2017 until April 5, 2018, a period of one year from the date of final determination of such sanctions. However, Deloitte Anjin LLC is permitted to bid for and enter into audit engagements for the fiscal year beginning January 1, 2018. We are not in a position to assess the impact the sanctions will have on Deloitte Anjin LLC or whether any additional penalties, fines or damages will be imposed, including those resulting from related on-going criminal and civil proceedings against Deloitte Anjin LLC.

Our access to the capital markets and our ability to make timely filings with the U.S. Securities and Exchange Commission and the Financial Supervisory Service (including the filing of annual and quarterly business reports and any registration statements for public offerings of securities) could be impaired if, for whatever reason, Deloitte Anjin LLC is unable to perform required audit and related services for us. It is possible that events arising out of the sanctions and related legal proceedings may adversely affect the ability of Deloitte Anjin LLC to complete its audit engagement with us or to satisfy any claims relating to its provision of audit and related services to us, including claims that may arise out of Deloitte Anjin LLC’s audit of our consolidated financial statements included elsewhere in this annual report.

Risks relating to government regulation and policy

Strengthening of consumer protection laws applicable to financial institutions could adversely affect our operations.

As a financial service provider, we are subject to a variety of regulations in Korea that are designed to protect financial consumers. In recent years, in light of heightened public concern regarding privacy issues, the Korean government has placed greater emphasis on protection of personal information by financial institutions and has implemented a number of measures to enhance consumer protection. Under the Personal Information Protection Act, as amended in March 2016, financial institutions, as personal information managers, may not collect, store, maintain, utilize or provide resident registration numbers of their customers, unless other laws or regulations specifically require or permit the management of resident registration numbers. In addition, under the Use and Protection of Credit Information Act, as amended in March 2015, a financial institution has a higher duty to protect all information that it collects from its customers and is required to treat such information as credit information. A financial institution’s ability to transfer or provide the information to its affiliates or holding company is considerably restricted. Treble damages may be imposed on a financial institution for leakage of such information. Furthermore, under the Electronic Financial Transaction Act, as last amended in January 2016, a financial institution is primarily responsible for compensating its customers harmed by a cyber security breach affecting the financial institution even if the breach is not directly attributable to the financial institution.

Most recently, in June 2016, the Financial Services Commission proposed the enactment of the Act on the Financial Consumer Protection Framework, which is expected to be submitted to the Korean National Assembly in 2017. If the Act is adopted as proposed, we as a financial instrument distributor will be subject to heightened investor protection measures, including stricter distribution guidelines, improved financial dispute resolution procedures, increased liability for customer losses and newly imposed penalty surcharges.

These and other measures that may be implemented by the Korean government to strengthen consumer protection laws applicable to financial institutions may limit our operational flexibility and cause us to incur significant additional compliance costs, as well as subject us to increased potential liability to our customers, which could adversely affect our business and performance.

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

In the past, the Korean government has also announced policies under which financial institutions in Korea are encouraged to provide financial support to particular sectors. For example, in light of the deteriorating financial condition and liquidity position of small- and medium-sized enterprises in Korea and adverse conditions in the Korean economy affecting such enterprises, the Korean government introduced measures intended to encourage Korean banks to provide financial support to small- and medium-sized enterprise borrowers. See “—Risks relating to our corporate credit portfolio—The largest portion of our exposure is to small- and medium-sized enterprises, and financial difficulties experienced by companies in this segment may result in a deterioration of our asset quality and have an adverse impact on us.” In addition, in March 2015, in response to increasing levels of consumer debt and amid concerns over the debt-servicing capacity of retail borrowers if interest rates were to rise, the Korean government requested Korean banks to participate in a mortgage loan refinancing program aimed at reducing the payment burden on and improving the asset quality of outstanding mortgage loans. See “—Risks relating to our consumer credit portfolio—We may experience increases in delinquencies in our consumer loan and credit card portfolios.”

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

We are incorporated in Korea, and a substantial majority of our operations are located in Korea. As a result, we are subject to political, economic, legal and regulatory risks specific to Korea. The economic indicators in Korea in recent years have shown mixed signs of growth and uncertainty, and future growth of the Korean economy is subject to many factors beyond our control, including developments in the global economy.

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

Developments that could have an adverse impact on Korea’s economy include:

•

adverse conditions or uncertainty in the economies of countries and regions that are important export markets for Korea, such as China, the United States, Europe and Japan, or in emerging market economies in Asia or elsewhere, as well as increased uncertainty in light of a future Brexit;

•

adverse changes or volatility in foreign currency reserve levels, commodity prices (including oil prices), exchange rates (including fluctuation of the U.S. dollar, the euro or the Japanese yen exchange rates or revaluation of the Chinese renminbi), interest rates, inflation rates or stock markets;

•

deterioration in economic or diplomatic relations between Korea and its trading partners or allies, including deterioration resulting from territorial or trade disputes or disagreements in foreign policy (such as the ongoing controversy between Korea and China, which is Korea’s largest export market, regarding the deployment of a Terminal High Altitude Area Defense system in Korea by the United States in March 2017 and the ensuing economic and other retaliatory actions by China);

•	increased sovereign default risks in select countries and the resulting adverse effects on the global financial markets;

•

the recent political scandal in Korea involving a confidant of the President and the resulting social unrest, as well as related investigations of several Korean conglomerates and their senior management for bribery, embezzlement and other possible misconduct;

•	a continuing rise in the level of household debt and increasing delinquencies and credit defaults by consumer or small- and medium-sized enterprise borrowers in Korea;

•	declines in consumer confidence and a slowdown in consumer spending in the Korean or global economy;

•	social and labor unrest;

•	decreases in the market prices of Korean real estate;

•	the economic impact of any pending or future free trade agreements or of any changes to existing free trade agreements;

•

a decrease in tax revenue and a substantial increase in the Korean government’s expenditures for fiscal stimulus measures, unemployment compensation and other economic and social programs that, together, would lead to an increased government budget deficit;

•	financial problems or lack of progress in the restructuring of chaebols, other large troubled companies (including those in the construction, shipbuilding and shipping sectors) and their suppliers;

•	loss of investor confidence arising from corporate accounting irregularities, allegations of corruption and corporate governance issues concerning certain chaebols;

•	increases in social expenditures to support an aging population in Korea or decreases in economic productivity due to the declining population size in Korea;

•	geo-political uncertainty and risk of further attacks by terrorist groups around the world;

•

natural or man-made disasters that have a significant adverse economic or other impact on Korea (such as the sinking of the Sewol ferry in 2014, which significantly dampened consumer sentiment in Korea) or its major trading partners;

•	the occurrence of severe health epidemics in Korea or other parts of the world (such as the Middle East Respiratory Syndrome outbreak in Korea in 2015);

•	political uncertainty or increasing strife among or within political parties in Korea;

•

hostilities or political or social tensions involving oil producing countries in the Middle East and Northern Africa and any material disruption in the global supply of oil or sudden increase in the price of oil;

•	an increase in the level of tensions or an outbreak of hostilities between North Korea and Korea or the United States; and

•	changes in financial regulations in Korea.

Political and social unrest surrounding the impeachment of President Park Geun-hye could adversely affect the Korean economy.

In November 2016, the Korean prosecutor’s office indicted a confidant of President Park Geun-hye who had allegedly used her ties with the President to extort donations from Korean conglomerates for two non-profit foundations over which she is purported to have substantial influence, as well as a number of current and former presidential aides, on charges of, among others, abuse of power, coercion and leaking classified documents. On November 30, 2016, a special independent prosecutor was appointed to conduct an investigation of the extent of the President’s involvement, and mass weekend rallies were held in Seoul and other cities both to protest against, and to express support for, President Park.

On December 9, 2016, the National Assembly voted in favor of impeaching President Park for a number of alleged constitutional and criminal violations, including violation of the Constitution and abuse of power by allowing her confidant to exert influence on state affairs and allowing senior presidential aides to aid in her extortion from companies. President Park was suspended from power immediately, with the prime minister simultaneously taking over the role of acting President. On March 10, 2017, the Constitutional Court unanimously upheld the parliamentary vote to impeach President Park, triggering her immediate dismissal. A special election to elect a new President is scheduled to be held on May 9, 2017. In connection with its investigation of former President Park, the special independent prosecutor also conducted related investigations of several Korean conglomerates and members of their senior management for bribery, embezzlement and other possible misconduct, which the Korean prosecutor’s office has continued following the end of the special independent prosecutor’s term. There is no assurance that such events will not have a material adverse effect on the Korean economy and on our business, financial condition and results of operations.

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

In addition, there have been heightened security concerns in recent years stemming from North Korea’s nuclear weapon and long-range missile programs as well as its hostile military actions against Korea. Some of the significant incidents in recent years include the following:

•

From time to time, North Korea has conducted ballistic missile tests. In February 2016, North Korea launched a long-range rocket in violation of its agreement with the United States as well as United Nations sanctions barring it from conducting launches that use ballistic missile technology. Despite international condemnation, North Korea released a statement that it intends to continue its rocket launch program. Following the rocket launch, the Korean government announced that it would shut down the Gaeseong Industrial Complex, an industrial park jointly operated with North Korea, to prevent North Korea from using the funds earned through the industrial park in furtherance of its missile program. North Korea responded by declaring the industrial park a military control zone, expelling all Korean workers from, and freezing all Korean assets and equipment at, the industrial park. North Korea conducted additional ballistic missile tests in June 2016, a submarine-launched ballistic missile test in August 2016 and intermediate-range ballistic missile tests in February and March 2017. In February 2017, the United Nations Security Council issued a unanimous statement condemning North Korea and agreeing to continue to closely monitor the situation and to take further significant measures.

•

North Korea renounced its obligations under the Nuclear Non-Proliferation Treaty in January 2003 and conducted three rounds of nuclear tests between October 2006 to February 2013, which increased tensions in the region and elicited strong objections worldwide. In January 2016, North Korea conducted a fourth nuclear test, claiming that the test involved its first hydrogen bomb, a claim which has not been independently verified. In response to such test (as well as North Korea’s long-range rocket launch in February 2016), the United Nations Security Council unanimously passed a resolution in March 2016 condemning North Korea’s actions and significantly expanding the scope of the sanctions applicable to North Korea, while the United States and the European Union also imposed additional sanctions on North Korea. In September 2016, North Korea conducted a fifth nuclear test, claiming to have successfully detonated a nuclear warhead that could be mounted on ballistic missiles, which claim has not been independently verified.

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

Economic difficulties in Korea or increases in corporate reorganizations and bankruptcies could result in layoffs and higher unemployment. Such developments could lead to social unrest and substantially increase government expenditures for unemployment compensation and other costs for social programs. According to statistics from the Korea National Statistical Office, the unemployment rate increased from 3.5% in 2014 to 3.6% in 2015 and 3.7% in 2016. Further increases in unemployment and any resulting labor unrest could adversely affect our operations, as well as the operations of many of our customers and their ability to repay their loans, and could adversely affect the financial condition of Korean companies in general, depressing the price of their securities. Furthermore, the government’s privatization plan with respect to us contemplates the sale of its remaining ownership interest in us to one or more third parties, which may lead to labor unrest among our employees. See “Item 4A. History and Development of the Company—Privatization Plan.” Any of these developments may have an adverse effect on our financial condition and results of operations.

Risks relating to our common stock and ADSs

We or our major shareholders may sell shares of our common stock in the future, and such sales may adversely affect the market price of our common stock and ADSs and may dilute your investment and relative ownership interest in us.

We have no current plans for any public offerings of our common stock, ADSs or securities exchangeable for or convertible into such securities. However, it is possible that we may decide to offer or sell such securities in the future.

In addition, the KDIC currently owns 144,457,161 shares, or 21.37%, of our outstanding common stock, and IMM Private Equity, Inc., through its special purpose company Nobis1, Inc., currently owns 40,560,000 shares, or 6.00%, of our outstanding common stock. See “Item 7A. Major Shareholders.” In the future, such major shareholders or any other shareholder that owns a large number of shares of our outstanding common stock may choose to sell large blocks of our common stock publicly or privately to a strategic or financial investor, including a sale by the KDIC for the purpose of recovering the public funds it injected into us. For example, in accordance with the Korean government’s privatization plan, the KDIC sold 40,143,022 shares of our common stock (representing 5.9% of our outstanding common stock) in a private sale in Korea in December 2014 and an aggregate of 200,685,395 shares of our common stock (representing 29.7% of our outstanding common stock) in stakes ranging from 3.7% to 6.0% to seven financial companies through a bidding process in December 2016 and January 2017. As a result of such transactions, the KDIC’s ownership interest in us was reduced to 21.37%. See “—Risks relating to our structure and strategy—The implementation of the Korean government’s privatization plan may have an adverse effect on us and your interests as a shareholder.” We expect the KDIC to sell all or a portion of the remaining shares of our common stock it owns to one or more purchasers in the future.

Any future offerings or sales by us of our common stock or ADSs or securities exchangeable for or convertible into such securities, significant sales of our common stock by a major shareholder, or the public perception that such an offering or sale may occur, could have an adverse effect on the market price of our common stock and ADSs. Furthermore, any offerings by us in the future of any such securities could have a dilutive impact on your investment and relative ownership interest in us.

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

The Korean Commercial Code, as amended, and our articles of incorporation require us, with some exceptions, to offer shareholders the right to subscribe for new shares of our common stock in proportion to their existing shareholding ratio whenever new shares are issued. If we offer any rights to subscribe for additional shares of our common stock or any rights of any other nature, the depositary, after consultation with us, may make the rights available to holders of our ADSs or use commercially feasible efforts to dispose of the rights on behalf of such holders, in a riskless principal capacity, and make the net proceeds available to such holders. The depositary will make rights available to holders of our ADSs only if:

•	we have requested in a timely manner that those rights be made available to such holders;

•

the depositary has received the documents that are required to be delivered under the terms of the deposit agreement, which may include confirmation that a registration statement filed by us under the U.S. Securities Act of 1933, as amended, or the Securities Act, is in effect with respect to those shares or that the offering and sale of those shares is exempt from or is not subject to the registration requirements of the Securities Act; and

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

Our common stock is listed on the KRX KOSPI Market and quoted and traded in Won. Cash dividends, if any, in respect of the shares represented by the ADSs will be paid to the depositary in Won and then converted by the depositary into U.S. dollars, subject to certain conditions. Accordingly, fluctuations in the exchange rate between the Won and the U.S. dollar will affect, among other things, the amounts you will receive from the depositary in respect of dividends, the U.S. dollar value of the proceeds that you would receive upon a sale in Korea of the shares of our common stock obtained upon surrender of ADSs and the secondary market price of ADSs. Such fluctuations will also affect the U.S. dollar value of dividends and sales proceeds received by holders of our common stock.

The market value of your investment may fluctuate due to the volatility of, and government intervention in, the Korean securities market.

Our common stock is listed on the KRX KOSPI Market, which has a smaller market capitalization and is more volatile than the securities markets in the United States and many European countries. The market value of ADSs may fluctuate in response to the fluctuation of the trading price of shares of our common stock on the KRX KOSPI Market. The KRX KOSPI Market has experienced substantial fluctuations in the prices and volumes of sales of listed securities and the KRX KOSPI Market has prescribed a fixed range in which share prices are permitted to move on a daily basis. The KOSPI was 2,149.15 on April 20, 2017. There is no guarantee that the stock prices of Korean companies will not decline again in the future. Like other securities markets, including those in developed markets, the Korean securities market has experienced problems including market manipulation, insider trading and settlement failures. The recurrence of these or similar problems could have a material adverse effect on the market price and liquidity of the securities of Korean companies, including our common stock and ADSs, in both the domestic and the international markets.

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

We are a corporation with limited liability organized under the laws of Korea. Substantially all of our directors and officers and other persons named in this annual report reside in Korea, and all or a significant portion of the assets of our directors and officers and other persons named in this annual report and a substantial majority of our assets are located in Korea. As a result, it may not be possible for you to effect service of process within the United States, or to enforce against them or us in the United States judgments obtained in United States courts based on the civil liability provisions of the federal securities laws of the United States. There is doubt as to the enforceability in Korea, either in original actions or in actions for enforcement of judgments of United States courts, of civil liabilities predicated on the United States federal securities laws.

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

In March 2001, the KDIC established Woori Finance Holdings as a new financial holding company and transferred all of the shares in each of Hanvit Bank, Kyongnam Bank, Kwangju Bank, Peace Bank of Korea and Hanaro Merchant Bank held by the KDIC to Woori Finance Holdings in exchange for its newly issued shares. Accordingly, Woori Finance Holdings became the sole owner of those entities. Woori Finance Holdings subsequently listed its common stock on the KRX KOSPI Market in June 2002 and listed ADSs representing its common stock on the New York Stock Exchange in September 2003.

Our name was changed from Hanvit Bank to Woori Bank in May 2002.

Memoranda of Understanding

In connection with the recapitalization by the KDIC of the entities (including us) that became subsidiaries of Woori Finance Holdings and its establishment, such entities, Woori Finance Holdings and the KDIC entered into a number of memoranda of understanding, including the following.

Memoranda of Understanding between Woori Finance Holdings’ Subsidiaries and the KDIC.  In December 2000, in connection with the capital contributions made by the KDIC into each of us, Kwangju Bank, Kyongnam Bank, Peace Bank of Korea and Hanaro Merchant Bank, these entities entered into separate memoranda of understanding with the KDIC that included business normalization plans. The memoranda of understanding were substantially identical with respect to each entity and primarily dealt with each entity’s obligation to implement a two-year business normalization plan covering 2001 and 2002. To the extent that any entity were to fail to implement its business normalization plan or to meet financial targets specified in the plan, the KDIC had the right to impose sanctions on that entity’s directors or employees, or to require the entity to take certain actions. In addition, each entity was required to take all actions necessary to enable it to return to the KDIC any public funds injected into them, so long as that action would not cause a material adverse effect on the normalization of business operations as contemplated by the memorandum of understanding.

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

Since 2000, we periodically entered into new business normalization plans with the KDIC, with new restructuring measures and financial targets. The other entities did so as well, until their merger or disposition by Woori Finance Holdings, pursuant to which their memoranda of understanding with the KDIC were terminated. See “—Privatization Plan.” Our memorandum of understanding with the KDIC was terminated in December 2016 in connection with the reduction in its ownership of our common stock from a majority stake to 21.37% after its sale of an aggregate of 200,685,395 shares of our common stock in December 2016 and January 2017. See “—Privatization Plan—Sales of the KDIC’s Ownership Interest.”

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

The business normalization plan included in the memorandum of understanding set financial targets for Woori Finance Holdings’ capital ratio, return on total assets, expense-to-revenue ratio, operating income per employee, non-performing loan ratio and holding company expense ratio, which it was required to meet on a semi-annual basis. Woori Finance Holdings periodically entered into a new business normalization plan with the KDIC, with new restructuring measures and financial targets. Woori Finance Holdings’ memorandum of understanding with the KDIC was terminated in connection with its merger with and into us in November 2014. See “—Privatization Plan—Merger with Woori Finance Holdings.”

Reorganization and Expansion Plans

Following its establishment and its acquisition of its subsidiaries, Woori Finance Holdings developed a reorganization and integration plan designed to reorganize the corporate structure of some of its subsidiaries and integrate its operations under a single management structure. As part of this plan:

•	From December 2001 through February 2002, Peace Bank of Korea was restructured by:

•	splitting off its commercial banking operations and merging them into us;

•	changing the name of Peace Bank of Korea to Woori Credit Card; and

•	transferring our credit card operations to Woori Credit Card.

•	In March 2003, the credit card operations of Kwangju Bank were transferred to Woori Credit Card.

•	In August 2003, Woori Investment Bank (formerly named Hanaro Merchant Bank) was merged with us.

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

•

In January 2014, we completed the purchase of an additional 27% equity interest (in addition to the 6% equity interest we previously acquired through our subsidiary PT. Bank Woori Indonesia) in PT. Bank Himpunan Saudara 1906, an Indonesian commercial bank with a network of over 100 branches and offices throughout Indonesia. In December 2014, PT. Bank Woori Indonesia merged with and into PT. Bank Himpunan Saudara 1906. The merged entity, in which we hold a 74.02% equity interest, was renamed PT Bank Woori Saudara Indonesia 1906, Tbk and became our consolidated subsidiary.

•

In October 2016, we acquired a 51% equity interest in Wealth Development Bank Corp., a thrift bank in the Philippines with a network of 16 branches and approximately 300 employees, by purchasing newly issued shares for approximately US$21 million.

•	In November 2016, we established a local subsidiary in Vietnam, Woori Bank Vietnam, which commenced operations in January 2017.

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

The shareholders of Woori Finance Holdings were entitled to exercise appraisal rights with respect to its common stock held by them at a purchase price of ￦12,422 per share, in accordance with Korean law. The period for exercise of appraisal rights started on October 11, 2014 and ended on October 21, 2014, during which shareholders exercised appraisal rights with respect to an aggregate of 64,832 shares of common stock of Woori Finance Holdings. The payment of the purchase price for such common stock held by the exercising shareholders was made on October 30, 2014, in the aggregate amount of ￦805 million. Such common stock purchased by Woori Finance Holdings was exchanged for our common stock in the merger and are held by us as treasury shares. We are required under applicable Korean law to dispose of such treasury shares within five years after the date of their acquisition.

Sales of the KDIC’s Ownership Interest

Pursuant to the Korean government’s privatization plan, in December 2014, the KDIC sold 40,143,022 shares of our common stock (representing 5.9% of our outstanding common stock) in a private sale in Korea. In addition, in December 2016 and January 2017, the KDIC sold an aggregate of 200,685,395 shares of our common stock (representing 29.7% of our outstanding common stock) in stakes ranging from 3.7% to 6.0% to seven financial companies through a bidding process. Pursuant to a commitment made by the KDIC in connection with such bidding process, five persons, each nominated by one of the winning bidders, were elected as new outside directors at an extraordinary general meeting of our shareholders held in December 2016. See “Item 6A. Directors and Senior Management—Board of Directors—Outside Directors.” As a result of such transactions, the KDIC’s ownership interest in us was reduced to 21.37%. We expect the KDIC to sell all or a portion of the remaining shares of our common stock it owns to one or more purchasers in the future.

In December 2016, in connection with the KDIC’s sale of shares of our common stock, we entered into an agreement with the KDIC, pursuant to which we are required to use our best efforts to cause an employee of the KDIC nominated by it to be appointed as our non-standing director, so long as the KDIC either (x) owns 10% or more of our total issued shares with voting rights or (y) owns more than 4% but less than 10% of our total issued shares with voting rights and remains our largest shareholder (other than the National Pension Service of Korea). See “Item 10C. Material Contracts.”

Item 4B.	Business Overview

We are the second-largest commercial bank in Korea, in terms of total assets (including loans) as of December 31, 2016. Our operations include a broad range of businesses, including corporate banking, consumer banking, credit card operations, investment banking, capital markets activities and other businesses. We provide a wide range of products and services to our customers, which mainly comprise small- and medium-sized enterprises and individuals, as well as some of Korea’s largest corporations. As of December 31, 2016, we had, on a consolidated basis, total assets of ￦310,683 billion, total liabilities of ￦290,137 billion and total equity of ￦20,546 billion.

The Korean government, which currently owns 21.37% of our outstanding common stock through the KDIC, has been implementing a privatization plan with respect to Woori Finance Holdings and its former subsidiaries, including us. See “Item 4A. History and Development of the Company—Privatization Plan.” In light of their dispositions under the privatization plan, which were completed during 2014, Kwangju Bank, Kyongnam Bank, Woori Investment & Securities, Woori Aviva Life Insurance, Woori Asset Management, Woori Financial, Woori FG Savings Bank and Woori F&I were classified as a disposal group held for distribution or sale, and their operations were accounted for as discontinued operations. Unless expressly stated otherwise, our financial information as of December 31, 2013 and 2014 and for the years ended December 31, 2012, 2013 and 2014 set forth below does not include financial data with respect to such discontinued operations, while our financial information as of December 31, 2012 set forth below includes financial data with respect to such discontinued operations.

As one of the leading financial services groups in Korea, we believe our core competitive strengths include the following:

Strong and long standing relationships with corporate customers.  Historically our operations concentrated on large corporate customers. As a result, we believe that we have strong relationships with many of Korea’s leading corporate groups, and we are the main creditor bank to 13 of the 39 largest Korean corporate borrowers. Further enhancing our corporate loan portfolio is our ability to lend to small- and medium-sized enterprise customers. As of December 31, 2016, we had approximately 262,300 small- and medium-sized enterprise borrowers.

Large and loyal retail customer base.  With respect to our consumer banking operations, we have the second-largest deposit base among Korean commercial banks, and over 21 million retail customers, representing about half of the Korean adult population. Of these customers, over 8.8 million are active customers, meaning that they have a deposit account with us with a balance of at least ￦300,000 or have a loan account with us.

Extensive distribution and marketing network.  We serve our customers primarily through one of the largest banking networks in Korea, comprising 894 branches and 6,528 ATMs and cash dispensers as of December 31, 2016. We also operate 10 dedicated corporate banking centers and 85 general managers for our large corporate customers and 894 relationship managers stationed at 743 branches (as well as 558 additional non-stationed employees who serve as relationship managers as needed) for our small- and medium-sized enterprise customers as of December 31, 2016. In addition, we have Internet and mobile banking platforms to enhance customer convenience, reduce service delivery costs and allow our branch staff to focus on marketing and sales.

Strong capital base.  As of December 31, 2016, our consolidated equity totaled ￦20.5 trillion, and our total capital adequacy ratio was 15.29%. Our management team carefully coordinates our capital and dividend plans to ensure that we optimize our capital position. We believe our strong capital base and coordinated capital management enable us to support growth of our core businesses and to pursue franchise-enhancing initiatives such as selective investments and acquisitions.

Strong and experienced management team.  We benefit from our management team’s extensive experience accumulated with us and our predecessors. In December 2014, Kwang-Goo Lee assumed the role of our president and chief executive officer, and in March 2017, his term was renewed for an additional two years. We believe that the extensive experience of many members of our management team in the financial sector will help us to continue to strengthen our operations.

Strategy

We aim to continue to build our position as a leading universal banking and financial services company in Korea, with a view to having our business platform and operating structure on par with those of leading global financial institutions. The key elements of our strategy are as follows:

Further improve our asset quality and strengthen our risk management practices.  We were one of the earliest and most aggressive banks in Korea to actively reduce non-performing loans through charge-offs and sales to third parties, and we have taken various measures to facilitate the disposal of our substandard or below loans. As a result of these and other initiatives, our ratio of non-performing loans to total loans has decreased significantly and was 0.88% as of December 31, 2016.

One of our highest priorities is to maintain our strong asset quality and enhance our risk management practices on an ongoing basis. We created a centralized risk management organization, installed a comprehensive warning and monitoring system, adopted uniform loan loss provisioning policies and implemented an advanced credit evaluation system called “CREPIA.” We have undertaken a series of reviews of our credit risk management procedures, as well as our risk management infrastructure, in order to develop and implement various measures to further standardize and improve our risk management procedures and systems.

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

Increase “fintech” capabilities.  We have been enhancing our financial technology, or “fintech,” capabilities in order to expand our non-traditional financial service delivery channels for our customers. We have established a mobile financial service platform through the launch of the first mobile-only banking service in Korea called WiBee Bank in May 2015 and the additions of a mobile messenger application called WiBee Talk and a comprehensive membership point service called WiBee Members in January and July 2016, respectively. In addition, in April 2017, K bank, formed by a consortium with KT Corporation and 20 other companies, in which we own 10% of the equity with voting rights, launched its services to become the first Internet-only bank in Korea. K bank is also expected to offer its services through convenience stores and phone booths in addition to our ATMs.

We have also strengthened our alliances with information technology companies to provide innovative electronic payment methods, including Woori Samsung Pay with Samsung Electronics, which is a cardless ATM withdrawal system that utilizes smartphones. In August 2016, we commenced iris-scanning authentication at certain of our ATMs, which allows for cardless ATM withdrawals.

Expand presence in the global market.  We are continuously expanding our overseas operations, mainly focusing on Southeast Asia. In November 2015, we established Woori Finance Myanmar, a microfinance-focused subsidiary in Myanmar, and in October 2016, we acquired a 51% equity interest in Wealth Development Bank Corp., a thrift bank in the Philippines. In November 2016, we established a local subsidiary in Vietnam, Woori Bank Vietnam, which commenced operations in January 2017. Our mobile-only banking service, WiBee Bank, is also expanding its presence in Southeast Asia. In addition, we are reviewing expansion opportunities in other emerging markets and have established a global internal control team within our Global Business Support Department to evaluate and manage the associated risks.

Enhance operational efficiencies and synergies.  We have been seeking to improve our operational efficiency and synergies and reduce our expenses by integrating our businesses, unifying our business procedures, eliminating duplication, centralizing processes and procurement, implementing continuous automation and migrating to low cost distribution channels. Among other measures, we have established a centralized information technology center to increase information sharing and synergies among our different business operations.

We believe that the integration of our accounting, information technology and other back-office systems allows us to further eliminate redundant functions and equipment and reduce our long-term expense. We also believe that these measures, together with our effort to encourage migration of our mass market customers to low-cost alternative channels, will reduce our costs and enhance our operating efficiencies. We are also continuing our efforts to maximize synergies among our businesses.

Develop and increase productivity of our professional workforce.  We aim to retain the most qualified and highly-trained professionals in the market, and we intend to continue to focus on the development and training of our core professionals. In order to boost employee morale and productivity, we aim to create an environment that nurtures development and growth, and we will continue to emphasize performance-based incentive programs to recognize high performers on both an individual and business group level. In addition, a rigorous ethics management program and related measures have been instituted to reduce operational risk and help ensure compliance with our internal standards and policies.

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

The following table sets forth the balances and percentages of our total lending and total deposits represented by our large corporate and small- and medium-sized enterprise customer loans and deposits, respectively, and the number of such customers as of the dates indicated:

	As of December 31,
	2014			2015			2016
	Amount		% of Total	Amount		% of Total	Amount		% of Total
	(in billions of Won, except percentages)
Loans(1) :
Small- and medium-sized enterprise(2)	￦	62,544	30.2%	￦	67,115	29.5%	￦	68,434	28.9%
Large corporate(3)		38,879	18.8		40,780	18.0		36,176	15.3
Others(4)		20,323	9.8		19,727	8.7		21,033	8.9

Total	￦	121,746	58.8%	￦	127,622	56.2%	￦	125,643	53.1%

Deposits:
Small- and medium-sized enterprise	￦	33,924	18.0%	￦	37,067	17.7%	￦	39,564	17.9%
Large corporate		56,164	29.8		64,114	30.7		62,899	28.5

Total	￦	90,088	47.8%	￦	101,181	48.4%	￦	102,463	46.4%

Number of borrowers:
Small- and medium-sized enterprise		188,236			214,819			262,311
Large corporate		3,325			3,297			3,771

(1)

Not including due from banks, other receivables and outstanding credit card balances, and prior to deducting allowance for credit losses and present value discount or reflecting deferred origination costs.

(2)

Loans to “small- and medium-sized enterprises” as defined in the Framework Act on Small and Medium Enterprises of Korea and related regulations (and including project finance loans to such enterprises). See “—Small- and Medium-Sized Enterprise Banking.”

(3)

Loans to companies that are not “small- and medium-size enterprises” as defined in the Framework Act on Small and Medium Enterprises of Korea and related regulations, and typically including companies that have assets of ￦12 billion or more and are therefore subject to external audit under the External Audit Act of Korea. See “—Large Corporate Banking.”

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

Small- and Medium-Sized Enterprise Banking

We use the term “small- and medium-sized enterprises” as defined in the Framework Act on Small and Medium Enterprises of Korea and related regulations. Under the amended Framework Act on Small and Medium Enterprises of Korea, which became effective on April 27, 2016, and related regulations, in order to qualify as a small- and medium-sized enterprise, (i) the enterprise’s total assets at the end of the immediately preceding fiscal year must be less than ￦500 billion, (ii) the enterprise must meet the average or annual sales revenue standards prescribed by the Enforcement Decree of the Framework Act on Small and Medium Enterprises, and (iii) the enterprise must meet the standards of management independence from ownership as prescribed by the Enforcement Decree of the Framework Act on Small and Medium Enterprises, including non-membership in a conglomerate as defined in the Monopoly Regulations and Fair Trade Act. However, even if an enterprise that qualified as a small- and medium-sized enterprise under the Framework Act on Small and Medium Enterprises prior to the amendments thereof no longer meets the definition due to such amendments, such enterprise shall continue to be deemed a small- and medium-sized enterprise until March 31, 2018. Furthermore, certified social enterprises (as defined in the Social Enterprise Promotion Act of Korea), as well as cooperatives or federations of cooperatives (as defined in the Framework Act on Cooperatives), that satisfy the requirements prescribed by the Framework Act on Small and Medium Enterprises may qualify as small- and medium-sized enterprises. The small- and medium-sized enterprise segment of the corporate banking market has grown significantly in recent years, including as a result of government measures to encourage lending to these enterprises. As of December 31, 2016, 27.3% of our small- and medium-sized enterprise loans were extended to borrowers in the manufacturing industry, 16.3% were extended to borrowers in the retail and wholesale industry, and 7.1% were extended to borrowers in the hotel, leisure and transportation industries.

We service our small- and medium-sized enterprise customers primarily through our network of branches and small- and medium-sized enterprise relationship managers. As of December 31, 2016, we had stationed one or more relationship managers at 743 branches, of which 347 were located in the Seoul metropolitan area. The relationship managers specialize in servicing the banking needs of small- and medium-sized enterprise customers and concentrate their marketing efforts on developing new customers in this segment. As of December 31, 2016, we had a total of 894 small- and medium-sized enterprise relationship managers stationed at our branches (as well as 558 non-stationed employees who serve as relationship managers as needed).

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

Lending Activities.  We provide both working capital loans and facilities loans to our small- and medium-sized enterprise customers. As of December 31, 2016, working capital loans and facilities loans accounted for 51.6% and 45.0%, respectively, of our total small- and medium-sized enterprise loans. As of December 31, 2016, we had approximately 262,300 small- and medium-sized enterprise borrowers.

As of December 31, 2016, secured loans and loans guaranteed by a third party accounted for 67.7% and 7.6%, respectively, of our small- and medium-sized enterprise loans. As of December 31, 2016, approximately

77.1% of the secured loans were secured by real estate and 1.7% were secured by deposits. Working capital loans generally have a maturity of one year, but may be extended on an annual basis for an aggregate term of three to five years if periodic payments are made. Facilities loans have a maximum maturity of ten years.

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

Pricing.  We establish the pricing for our small- and medium-sized enterprise loan products based principally on transaction risk, our cost of funding and market considerations. Our lending rates are generally determined using our CREPIA system. We use our CREPIA system to manage our lending activities, and input data gathered from loan application forms, credit scores of borrowers and the appraisal value of collateral provided by external valuation experts into the CREPIA system and update such information periodically to reflect changes in such information. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Credit Risk Management—Credit Evaluation and Approval.” We measure transaction risk using factors such as the credit rating assigned to a particular borrower and the value and type of collateral. Our system also takes into account cost factors such as the current market interest rate, opportunity cost and cost of capital, as well as a spread calculated to achieve a target rate of return. Depending on the price and other terms set by competing banks for similar borrowers, we may reduce the interest rate we charge to compete more effectively with other banks. Loan officers have limited discretion in deciding what interest rates to offer, and significant variations require review at higher levels. As of December 31, 2016, approximately 72.6% of our small- and medium-sized enterprise loans had interest rates that varied with reference to current market interest rates.

Large Corporate Banking

Our large corporate customers consist of companies that are not “small- and medium-size enterprises” as defined in the Framework Act on Small and Medium Enterprises of Korea and related regulations, and typically include companies that have assets of ￦12 billion or more and are therefore subject to external audit under the External Audit Act of Korea. As a result of our history and development, we remain the main creditor bank to many of Korea’s largest corporate borrowers.

In terms of our outstanding loan balance, as of December 31, 2016, 44.7% of our large corporate loans were extended to borrowers in the manufacturing industry, 21.7% were extended to borrowers in the finance and insurance industry, and 9.1% were extended to borrowers in the retail and wholesale industry.

We service our large corporate customers primarily through our network of dedicated corporate banking centers and general managers. We operate 10 dedicated corporate banking centers, all of which are located in the Seoul metropolitan area. Each center is staffed with one or more general managers, and certain centers are headed by a senior general manager. Depending on the center, each such manager is responsible for large corporate customers that either are affiliates of a particular chaebol or operate in a particular industry or region. As of December 31, 2016, we had a total of 85 general managers who focus on marketing to and managing the accounts of large corporate customers.

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

Lending Activities.  We provide both working capital loans and facilities loans to our large corporate customers. As of December 31, 2016, working capital loans (including domestic usuance, bills bought and securities sold under repurchase agreements) and facilities loans accounted for 72.5% and 16.8%, respectively, of our total large corporate loans.

Loans to large corporate customers may be secured by real estate or deposits or be unsecured. As of December 31, 2016, secured loans and loans guaranteed by a third party accounted for 17.0% and 5.5%, respectively, of our large corporate loans. Since a relatively low percentage of our large corporate loan portfolio is secured by collateral, we may be required to establish larger allowances for credit losses with respect to any such loans that become non-performing or impaired. See “—Assets and Liabilities—Asset Quality of Loans—Loan Loss Provisioning Policy.” As of December 31, 2016, approximately 58.8% of the secured loans were secured by real estate and approximately 3.3% were secured by deposits. Working capital loans generally have a maturity of one year but may be extended on an annual basis for an aggregate term of three to five years. Facilities loans have a maximum maturity of ten years.

We evaluate creditworthiness and collateral for our loans to large corporate customers in essentially the same way as we do for loans to small- and medium-sized enterprise customers. See “—Corporate Banking—Small- and Medium-Sized Enterprise Banking—Lending Activities.”

Pricing.  We determine the pricing of our loans to large corporate customers in the same way that we determine the pricing of our loans to small- and medium-sized enterprise customers. See “—Corporate Banking—Small- and Medium-Sized Enterprise Banking—Pricing.” As of December 31, 2016, approximately 87.7% of these loans had interest rates that varied with reference to current market interest rates.

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

We classify our consumer banking customers based on their individual net worth and contribution to our consumer banking operations into four groups: high net worth; mass affluent; middle class; and mass market. We differentiate our products, services and service delivery channels with respect to these segments and target our marketing and cross-selling efforts based on this segmentation. With respect to the high net worth and mass affluent segments, we have established private banking operations to better service customers in these segments. See “—Private Banking Operations.” With respect to the middle class segment, we seek to use our branch-level sales staff to maximize the overall volume of products and services we provide. With respect to the mass market segment, we have focused on increasing our operating efficiency by encouraging customers to migrate to low-cost alternative service delivery channels, such as the Internet, call centers, mobile banking and ATMs.

Lending Activities

We offer a variety of consumer loan products to households and individuals. We differentiate our product offerings based on a number of factors, including the customer’s age group, the purpose for which the loan is used, collateral requirements and maturity. The following table sets forth the balances and percentage of our total lending represented by our consumer loans as of the dates indicated:

	As of December 31,
	2014			2015			2016
	Amount(1)		% of Total Loans(2)	Amount(1)		% of Total Loans(2)	Amount(1)		% of Total Loans(2)
	(in billions of Won, except percentage)
General purpose household loans	￦	25,889	12.5%	￦	28,193	12.4%	￦	32,368	13.7%
Mortgage loans		28,988	14.0		40,598	17.9		47,630	20.1
Home equity loans		25,340	12.2		24,657	10.9		24,486	10.3

Total	￦	80,217	38.7%	￦	93,448	41.2%	￦	104,484	44.1%

(1)	Not including outstanding credit card balances, and prior to deducting allowance for credit losses and present value discount or reflecting deferred origination costs.
(2)	Total loans do not include other receivables and are before the deduction of allowance for credit losses and present value discount and the reflection of deferred origination costs.

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

For secured loans, including mortgage and home equity loans, we generally lend up to 70% of the collateral value (except in areas of high speculation designated by the government where we generally limit our lending to 40% to 70% of the appraised value of collateral) minus the value of any lien or other security interest that is prior to our security interest. In calculating the collateral value for real estate for such secured consumer loans (which principally consists of residential properties), we generally use the fair value of the collateral as appraised by Korea Investors Service which is collated in our CREPIA system. We generally revalue collateral on a periodic basis. As of December 31, 2016, the revaluation period was every year for real estate (with apartments being revalued every month, subject to the availability of certain specified market value information), every year for equipment, every month for deposits and every week for stocks listed on a major Korean stock exchange.

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

General Purpose Household Loans

Our general purpose household loans may be secured by real estate (other than homes), deposits or securities. As of December 31, 2016, approximately ￦23,638 billion, or 73.0%, of our general purpose household loans were unsecured, although some of these loans were guaranteed by a third party. Overdraft loans are primarily unsecured and typically have a maturity between one and three years, and the amount of such loans has been steadily declining. As of December 31, 2016, this amount was approximately ￦52 million.

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

Our interest rates also incorporate a margin based on, among other things, the type of collateral (if any), priority with respect to any security, our target loan-to-value ratio and loan duration. We also can adjust the applicable rate based on current or expected profit contribution of the customer. Our lending rates are generally determined by our CREPIA system. The applicable interest rate is determined at the time of the loan. We also charge a termination fee in the event a borrower repays the loan prior to maturity. As of December 31, 2016, approximately 57.4% of our general purpose household loans had floating interest rates.

Mortgage and Home Equity Lending

We provide customers with a number of mortgage and home equity loan products that have flexible features, including terms, repayment schedules, amounts and eligibility for loans. The maximum term of our mortgage and home equity loans is typically 35 years. Most of our mortgage and home equity loans provided prior to January 2016 have an interest-only payment period of ten years or less. However, the Korea Federation of Banks’ implementation of its Guidelines on Banks’ Mortgage Loan Screening changed the default interest-only payment period to one year or less, which applies to loans that were originated subsequent to the effective date of the Guidelines in January 2016. With respect to mortgage and home equity loans, we determine the eligibility of borrowers based on the borrower’s personal information, transaction history and credit history using our CREPIA system. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Credit Risk Management—Credit Evaluation and Approval.” The eligibility of a borrower that is participating in a housing lottery will depend on proof that it has paid a deposit or can obtain a guarantee from a Korean government-related housing fund.

As of December 31, 2016, approximately 63.5% of our mortgage and home equity loans were secured by residential or other property, 29.0% of our mortgage and home equity loans were guaranteed by Korean government-related housing funds and 4.8% of our mortgage and home equity loans, contrary to general practices in the United States, were unsecured (although the use of proceeds from mortgage and home equity loans is restricted for the purpose of financing home purchases and some of these loans were guaranteed by a third party). One reason that a portion of our mortgage and home equity loans are unsecured is that we, along with other Korean banks, provide advance loans to borrowers for the down payment of new housing (particularly apartments) that is in the process of being built. Once construction is completed, which may take several years, these mortgage and home equity loans become secured by the new housing purchased by these borrowers. As of December 31, 2016, we had issued unsecured construction loans relating to housing where construction was not completed in the amount of ￦3,474 billion. For the year ended December 31, 2016, the average initial loan-to-value ratio of our mortgage loans and home equity loans was approximately 60.3% and 54.8%, respectively, compared to 62.0% and 56.6% for the year ended December 31, 2015. The average loan-to-value ratio of our mortgage loans and home equity loans as of December 31, 2016 was approximately 56.8% and 52.2%, respectively, compared to 57.1% and 53.1% as of December 31, 2015.

Pricing.   The interest rates for our mortgage and home equity loans are determined on essentially the same basis as our general purpose household loans, except that for mortgage and home equity loans we place significantly greater weight on the value of any collateral that is being provided to secure the loan. The base rate we use in determining the interest rate for our mortgage and home equity loans is identical to the base rate we use to determine pricing for our general purpose household loans. As of December 31, 2016, approximately 55.9% of our outstanding mortgage and home equity loans had floating interest rates.

Private Banking Operations

Our private banking operations aim to service our high net worth and mass affluent retail customers. As of December 31, 2016, we had over 166,000 customers who qualified for private banking services, representing 0.8% of our total retail customer base. Of our total retail customer deposits of ￦88 trillion as of December 31, 2016, high net worth and mass affluent customers accounted for 53.4%.

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

We have 633 branches that offer private banking services. These branches are staffed by 646 private bankers, and almost all of the branches are located in metropolitan areas, including Seoul.

We also operate an advisory center in Seoul for our private banking clients, which employs 20 specialists advising on matters of law, tax, real estate, risk assessment and investments.

Deposit-Taking Activities

As of December 31, 2016, we were the second-largest deposit holder among Korean banks, in large part due to our nation-wide branch network. The balance of our deposits from retail customers was ￦68,821 billion as of December 31, 2014, ￦73,364 billion as of December 31, 2015 and ￦80,655 billion as of December 31, 2016, which constituted 36.5%, 35.1% and 36.5%, respectively, of the balance of our total deposits.

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

The following table sets forth the percentage of our total retail and corporate deposits represented by each deposit product category as of December 31, 2016:

Demand Deposits	Time Deposits	Savings Deposits	Installment Deposits	Certificates of Deposit
10.08%	54.12%	34.04%	0.02%	1.74%

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

The Monetary Policy Committee of the Bank of Korea imposes a reserve requirement on Won currency deposits of commercial banks based generally on the type of deposit instrument. The minimum reserve requirement ratio is 7%. See “—Supervision and Regulation—Principal Regulations Applicable to Banks— Liquidity.” Ongoing regulatory reforms have removed all controls on lending rates and deposit rates (except for the prohibition on interest payments on current account deposits).

The Depositor Protection Act provides for a deposit insurance system where the KDIC guarantees to depositors the repayment of their eligible bank deposits. The deposit insurance system insures up to a total of ￦50 million per depositor per bank. See “—Supervision and Regulation—Principal Regulations Applicable to Banks—Deposit Insurance System.” We pay a quarterly premium of 0.02% of our average deposits and a quarterly special contribution of 0.025% of our average deposits, in each case for the relevant quarter. For the year ended December 31, 2016, we paid an aggregate of ￦297 billion of such premiums and contributions.

Branch Network and Other Distribution Channels

We had a total of 894 banking branches in Korea as of December 31, 2016, which was one of the most extensive networks of branches among Korean commercial banks. In recent years, demand in Korea for mutual funds and other asset management products as well as bancassurance products has been rising. These products require an extensive sales force and customer interaction to sell, further emphasizing the need for a large branch network. As a result, an extensive branch network is important to attracting and maintaining retail customers, as they generally conduct a significant portion of their financial transactions through bank branches. We believe that our extensive branch network in Korea helps us to maintain our retail customer base, which in turn provides us with a stable and relatively low cost funding source.

The following table presents the geographical distribution of our banking branch network in Korea as of December 31, 2016:

	Total
	Number	% of Total
Area
Seoul	410	46%
Six largest cities (other than Seoul)	153	17
Other	331	37

Total	894	100%

In order to maximize access to our products and services, we have established an extensive network of ATMs and cash dispensers, which are located in branches as well as unmanned outlets. We had 6,483 ATMs and 45 cash dispensers as of December 31, 2016.

We actively promote the use of alternative service delivery channels in order to provide convenient service to customers. We also benefit from customers’ increasing use of these channels, as they allow us to maximize the marketing and sales functions at the branch level, reduce employee costs and improve profitability. The following tables set forth information, for the periods indicated, relating to the number of transactions and the fee revenue of our alternative service delivery channels.

	For the year ended December 31,
	2014		2015		2016
ATMs(1):
Number of transactions (millions)		393		378		346
Fee income (billions of Won)	￦	44	￦	44	￦	40
Telephone banking:
Number of users		6,510,178		6,058,318		6,419,017
Number of transactions (millions)		107		106		105
Fee income (billions of Won)	￦	3	￦	3	￦	3
Internet banking:
Number of users		13,809,085		14,775,540		15,631,766
Number of transactions (millions)		6,065		6,567		6,994
Fee income (billions of Won)	￦	123	￦	141	￦	150

(1)	Includes cash dispensers.

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

In addition, we provide mobile banking services to our customers, which is available to all our Internet-registered users. These services allow our customers to complete selected banking transactions through major Korean telecommunications networks using their smart phones or other mobile devices. In May 2015, we launched the first mobile-only banking service in Korea, called WiBee Bank, and we are expanding its services to Southeast Asia.

We also offer our “Win-CMS” service to our corporate customers, which provides an integrated electronic cash management system and in-house banking platform for such customers.

Credit Cards

We offer credit card products and services mainly to consumers and corporate customers in Korea. In April 2013, as a part of our strategy to enhance our credit card operations and increase its synergies with our other businesses, we effected a horizontal spin-off of our credit card business. As a result, our former credit card business is operated by a wholly-owned subsidiary, Woori Card. As of December 31, 2016, Woori Card’s market share based on transaction volume was approximately 9.3%, which ranked Woori Card as the sixth largest credit card issuer in Korea, according to BC Research, which is a quarterly report issued by BC Card.

Our credit card operations benefit from Woori Card’s ownership of a 7.65% equity stake in BC Card. BC Card is co-owned by KT Corporation, which is one of Korea’s largest telecommunications companies, as well as a private equity fund and other Korean financial institutions, and operates the largest merchant payment network in Korea as measured by transaction volume. This ownership stake allows us to outsource production and delivery of new credit cards, the preparation of monthly statements, management of merchants and other ancillary services to BC Card for our credit card operations.

Products and Services

We currently have the following principal brands of credit cards outstanding:

•	a “Woori” brand;

•	a “BC Card” brand; and

•	a “Visa” brand.

We issue “Visa” brand cards under a non-exclusive license agreement with Visa International Service Association and also issue “MasterCard,” “JCB” and “Union Pay” brand cards under a non-exclusive, co-branding agreement with BC Card.

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

The following tables set forth certain data relating to the credit card operations of Woori Card (including credit cards issued previously by us and BC Cards and Visa Cards issued through the BC Card consortium) as of the dates or for the period indicated:

	As of or for the year ended December 31,
	2014		2015		2016
	(in billions of Won, unless indicated otherwise)
Number of credit card holders (at year end) (thousands of holders)
General accounts		11,388		11,789		12,125
Corporate accounts		523		642		481

Total		11,912		12,431		12,606

Active ratio(1)		46.40%		47.20%		49.00%
Credit card interest and fees
Installment and cash advance interest	￦	215	￦	223	￦	236
Annual membership fees		28		43		56
Merchant fees		683		763		831
Other fees		284		343		421

Total	￦	1,210	￦	1,372	￦	1,544

Charge volumes
General purchase	￦	42,885	￦	50,761	￦	59,678
Installment purchase		5,107		5,454		6,231
Cash advance		4,369		4,404		4,620
Card loan		2,072		2,984		2,991

Total	￦	54,433	￦	63,603	￦	73,520

Outstanding balances (at year end)
General purchase	￦	2,054	￦	2,275	￦	2,580
Installment purchase		1,131		1,315		1,383
Cash advance		557		565		573
Card loan		1,378		1,951		2,146

Total	￦	5,120	￦	6,106	￦	6,682

Average outstanding balances
General purchase	￦	2,174	￦	2,299	￦	2,591
Installment purchase		1,145		1,208		1,375
Cash advance		540		558		576
Card loan		1,050		1,748		2,047

Total	￦	4,909	￦	5,813	￦	6,589

Delinquency ratios(2)
Less than 1 month		2.20		1.68		1.37
From 1 month to 3 months		0.76		0.83		0.76
From 3 months to 6 months		0.89		0.76		0.44
Over 6 months		0.01		0.00		0.00

Total		3.86%		3.27%		2.57%

Non-performing loan ratio(3)		1.26%		1.12%		0.76%
Gross charge-offs	￦	163	￦	198	￦	242
Recoveries		28		34		44

Net charge-offs	￦	135	￦	164	￦	198

Gross charge-off ratio(4)		3.31%		3.41%		3.67%
Net charge-off ratio(5)		2.74%		2.82%		3.01%

(1)	Represents the ratio of accounts used at least once within the past month to total accounts as of the end of the relevant year.
(2)

Our delinquency ratios may not fully reflect all delinquent amounts relating to our outstanding balances since a certain portion of delinquent credit card balances (defined as balances one day or more past due) were restructured into loans and were not treated as being delinquent at the time of conversion or for a period of time thereafter. Including all restructured loans, outstanding balances overdue by more than one month accounted for 2.8% of our credit card balances as of December 31, 2016.

(3)

Represents the ratio of balances that are more than three months overdue to total outstanding balances as of the end of the relevant year. These ratios do not include the following amounts of previously delinquent credit card balances restructured into loans that were classified as normal or precautionary as of December 31, 2014, 2015 and 2016:

	As of December 31,
	2014		2015		2016
	(in billions of Won)
Restructured loans	￦	65	￦	73	￦	102

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

In recent years, credit card issuers in Korea have agreed with selected cardholders to restructure their delinquent credit card account balances as loans that have more gradual repayment terms, in order to retain fundamentally sound customers who are experiencing temporary financial difficulties and to increase the likelihood of eventual recovery on those balances. In line with industry practice, we have restructured a portion of our delinquent credit card account balances as loans. The general qualifications to restructure delinquent credit card balances as loans are that the delinquent amount be more than one month overdue and in excess of ￦1 million. The terms of the restructured loans usually require the payment of approximately 10% to 20% of the outstanding balance as a down payment and that they be guaranteed by a third party and carry higher interest rates than prevailing market rates. These loans are usually required to be repaid by the borrower in installments over terms ranging from three months to 60 months. As of December 31, 2016, the total amount of our restructured loans was ￦112 billion. Because restructured loans are not initially recorded as being delinquent, our delinquency ratios do not fully reflect all delinquent amounts relating to our outstanding credit card balances.

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

No interest is charged on lump-sum purchases that are paid in full by the monthly payment date. For installment purchases, we charge a fixed rate of interest on the outstanding balance of the transaction amount, based on the installment period selected at the time of purchase. For a new cardholder, we currently apply an interest rate between approximately 9.5% and 19.5% per annum as determined by the cardholder’s application system score. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Credit Risk Management—Credit Evaluation and Approval—Credit Card Approval Process” and “—Credit Review and Monitoring—Credit Card Review and Monitoring.”

For cash advances, finance charges start accruing immediately following the cash withdrawal. We currently charge a periodic finance charge on the outstanding balance of cash advance of approximately 6.4% to 26.4% per annum. The periodic finance charge assessed on such balances is calculated by multiplying the daily installment balances for each day during the billing cycle by the applicable periodic finance charge rate, and aggregating the results for each day in the billing period. In addition to finance charges, cardholders using cash advance networks operated by companies that are not financial institutions (such as Hannet and NICE) are charged a minimum commission of ￦800 and a maximum of ￦1,300 per withdrawal.

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

We outsource the management of merchants to BC Card. We charge merchant fees to merchants for processing transactions. Merchant fees vary depending on the type of merchant and the total transaction amounts generated by the merchant. As of December 31, 2016, we charged merchants an average of 1.26% of their respective total transaction amounts. In addition to merchant fees, we receive nominal interchange fees for international card transactions.

Capital Markets Activities

We engage in capital markets activities for our own account and for our customers. Our capital markets activities include securities investment and trading, derivatives trading, asset securitization services and investment banking.

Securities Investment and Trading

We invest in and trade securities for our own account, in order to maintain adequate sources of liquidity and to generate interest and dividend income and capital gains. As of December 31, 2016, our investment portfolio, which consists of held-to-maturity financial assets and available-for-sale financial assets, and our trading portfolio, which consists of financial assets held for trading and financial assets designated at fair value through profit or loss (excluding deposits and derivative assets), had a combined total book value of ￦37,454 billion and represented 12.1% of our total assets.

Our trading and investment portfolios consist primarily of Korean treasury securities and debt securities issued by Korean government agencies, including the KDIC, local governments or government-invested enterprises, and debt securities issued by financial institutions. As of December 31, 2016, we held debt securities with a total book value of ￦32,607 billion, of which:

•	held-to-maturity debt securities accounted for ￦13,910 billion, or 42.7%;

•	available-for-sale debt securities accounted for ￦16,048 billion, or 49.2%;

•	debt securities held for trading accounted for ￦2,645 billion, or 8.1%; and

•	debt securities designated at fair value through profit or loss accounted for ￦4 billion, or 0.0%.

Of these amounts, as of December 31, 2016, debt securities issued by the Korean government amounted to ￦3,754 billion, or 27.0% of our held-to-maturity debt securities, ￦3,789 billion, or 23.6% of our available-for-sale debt securities, and ￦519 billion, or 19.6% of our trading debt securities.

From time to time, we also purchase and sell equity securities for our securities portfolios. Our equity securities consist primarily of equities listed on the KRX KOSPI Market or the KRX KOSDAQ Market. As of December 31, 2016:

•	equity securities in our available-for-sale portfolio had a book value of ￦1,454 billion, or 7.0% of our available-for-sale securities portfolio;

•	equity securities held for trading accounted for ￦36 billion, or 1.3% of our held-for-trading securities portfolio; and

•	equity securities designated at fair value through profit or loss accounted for ￦13 billion, or 76.5% of our financial assets designated at fair value through profit or loss portfolio.

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

The following tables show, as of the dates indicated, the gross unrealized gains and losses within our investment portfolio and the amortized cost and fair value of the portfolio by type of investment financial asset:

	As of December 31, 2014
	Amortized Cost		Gross Unrealized Gain		Gross Unrealized Loss		Fair Value
	(in billions of Won)
Available-for-sale financial assets:
Debt securities
Korean treasury and government agencies	￦	3,139	￦	33	￦	—	￦	3,172
Financial institutions		6,697		34		—		6,731
Corporate		2,763		64		—		2,827
Asset-backed securities		171		—		(13)		158
Foreign currency bonds		366		—		(67)		299
Others		34		16		—		50

Subtotal		13,170		147		(80)		13,237
Equity securities		1,116		432		(127)		1,421
Beneficiary certificates(1)		3,432		21		—		3,453
Others		697		3		—		700

Total available-for-sale financial assets	￦	18,415	￦	603	￦	(207)	￦	18,811

Held-to-maturity financial assets:
Debt securities
Korean treasury and government agencies	￦	4,128	￦	83	￦	—	￦	4,211
Financial institutions		4,390		37		—		4,427
Corporate		4,470		106		(3)		4,573
Foreign currency bonds		56		—		—		56

Total held-to-maturity financial assets	￦	13,044	￦	226	￦	(3)	￦	13,267

	As of December 31, 2015
	Amortized Cost		Gross Unrealized Gain		Gross Unrealized Loss		Fair Value
	(in billions of Won)
Available-for-sale financial assets:
Debt securities
Korean treasury and government agencies	￦	3,530	￦	29	￦	—	￦	3,559
Financial institutions		5,599		27		—		5,626
Corporate		3,809		79		—		3,888
Asset-backed securities		260		—		(2)		258
Foreign currency bonds		650		1		(13)		638
Others		12		8		—		20

Subtotal		13,860		144		(15)		13,989
Equity securities		968		376		(6)		1,338
Beneficiary certificates(1)		1,119		24		(25)		1,118
Others		723		3		—		726

Total available-for-sale financial assets	￦	16,670	￦	547	￦	(46)	￦	17,171

Held-to-maturity financial assets:
Debt securities
Korean treasury and government agencies	￦	3,367	￦	64	￦	—	￦	3,431
Financial institutions		4,138		26		—		4,164
Corporate		6,021		107		(5)		6,123
Foreign currency bonds		96		—		—		96

Total held-to-maturity financial assets	￦	13,622	￦	197	￦	(5)	￦	13,814

	As of December 31, 2016
	Amortized Cost		Gross Unrealized Gain		Gross Unrealized Loss		Fair Value
	(in billions of Won)
Available-for-sale financial assets:
Debt securities
Korean treasury and government agencies	￦	3,779	￦	14	￦	(4)	￦	3,789
Financial institutions		6,311		7		(4)		6,314
Corporate		4,336		94		(21)		4,409
Asset-backed securities		250		—		(1)		249
Foreign currency bonds		1,227		1		(16)		1,212
Others		73		2		—		75

Subtotal		15,976		118		(46)		16,048
Equity securities		1,034		420		—		1,454
Beneficiary certificates(1)		2,803		40		(21)		2,822
Others		494		3		(3)		494

Total available-for-sale financial assets	￦	20,307	￦	581	￦	(70)	￦	20,818

Held-to-maturity financial assets:
Debt securities
Korean treasury and government agencies	￦	3,754	￦	27	￦	(7)	￦	3,774
Financial institutions		5,169		9		(5)		5,173
Corporate		4,823		58		(7)		4,874
Foreign currency bonds		164		—		—		164

Total held-to-maturity financial assets	￦	13,910	￦	94	￦	(19)	￦	13,985

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

Derivatives Trading

We offer derivatives products and engage in derivatives trading, mostly for our corporate customers. Our trading volume was ￦175,635 billion in 2014, ￦203,956 billion in 2015 and ￦233,871 billion in 2016. Our aggregate net trading revenue from derivatives for the years ended December 31, 2014, 2015 and 2016 was ￦162 billion, ￦174 billion and ￦176 billion, respectively.

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

The following shows the estimated fair value of derivatives we held or had issued for trading purposes as of the dates indicated:

	As of December 31,
	2014				2015				2016
	Estimated Fair Value of Assets		Estimated Fair Value of Liabilities		Estimated Fair Value of Assets		Estimated Fair Value of Liabilities		Estimated Fair Value of Assets		Estimated Fair Value of Liabilities
	(in billions of Won)
Currency derivatives	￦	965	￦	934	￦	1,441	￦	1,439	￦	2,331	￦	2,246
Interest rate derivatives		1,110		1,152		938		975		491		532
Equity derivatives		2		20		—		155		73		229
Commodity derivatives		34		34		11		12		3		3

Total	￦	2,111	￦	2,140	￦	2,390	￦	2,581	￦	2,898	￦	3,010

For a discussion of our risk management policies with respect to our derivatives trading activities, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Market Risk Management—Market Risk Management for Trading Activities.”

Asset Securitization Services

We are active in the Korean asset-backed securities market. We participate in asset securitization transactions in Korea by acting as arranger, trustee or liquidity provider. In 2016, we were involved in asset securitization transactions with an initial aggregate issue amount of ￦2,544 billion and generated total fee income of approximately ￦17 billion in connection with such transactions. The securities issued in asset securitization transactions are sold mainly to institutional investors buying through Korean securities firms.

Investment Banking

We engage in investment banking activities in Korea. In addition, we provide project finance and financial advisory services, in the area of social overhead capital projects such as highway, port, power and water and sewage projects, as well as structured finance, leveraged buy-out financing, equity and venture financing and mergers and acquisitions financing services. In 2016, we generated investment banking revenue of approximately ￦161 billion from gains on investment in foreign bonds and equity securities and fees from advisory and other services.

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

The table below sets forth certain information regarding our foreign currency assets and borrowings:

	As of December 31,
	2014		2015		2016
	(in millions of US$)
Total foreign currency assets	US$	30,138	US$	33,329	US$	33,670
Foreign currency borrowings
Call money	US$	1,008	US$	1,097	US$	1,131
Long-term borrowings		3,827		4,883		4,841
Short-term borrowings		9,148		7,247		4,797

Total foreign currency borrowings	US$	13,983	US$	13,227	US$	10,769

The table below sets forth our overseas subsidiaries and branches in operation as of December 31, 2016:

Business Unit(1)(2)	Location
Subsidiaries:
Woori America Bank	United States
PT Bank Woori Saudara Indonesia 1906, Tbk	Indonesia
Woori Global Markets Asia Limited	China (Hong Kong)
Woori Bank (China) Limited	China
AO Woori Bank	Russia
Woori Brazil Bank	Brazil
Woori Finance Cambodia	Cambodia
Woori Finance Myanmar	Myanmar
Wealth Development Bank Corp.	Philippines
Branches, Agencies and Representative Offices:
London Branch	United Kingdom
Tokyo Branch	Japan
Singapore Branch	Singapore
Hong Kong Branch	China (Hong Kong)
Bahrain Branch	Bahrain
Dhaka Branch	Bangladesh
Gaeseong Branch	Korea(3)
New York Agency	United States
Los Angeles Branch	United States
Hanoi Branch(4)	Vietnam
Ho Chi Minh City Branch(4)	Vietnam
Chennai Branch	India
Sydney Branch	Australia
Dubai Branch	United Arab Emirates
Kuala Lumpur Representative Office	Malaysia
Yangon Representative Office	Myanmar
Tehran Representative Office	Iran

(1)	Does not include subsidiaries and branches in liquidation or dissolution.
(2)

In November 2016, we established a local subsidiary in Vietnam, Woori Bank Vietnam, which commenced operations in January 2017. We also established a Gurgaon Branch in India in January 2017 and have received approval from the local authorities to establish a branch in Mumbai, India, which is expected to open in 2017.

(3)	Due to the shutdown of the Gaeseong Industrial Complex in February 2016, the Gaeseong Branch is currently located at our corporate headquarters in Seoul.
(4)	Operated by Woori Bank Vietnam since January 2017.

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

Woori America Bank currently operates 21 branches in New York, New Jersey, Maryland, Virginia, Pennsylvania and California and provides retail and corporate banking services targeted towards the Korean-American community. Woori America Bank had total assets of US$1,816 million as of December 31, 2016 and net profit of US$13 million in 2016.

In November 2007, we established a local subsidiary in China, Woori Bank (China) Limited, which currently has branches in Beijing, Shanghai, Shenzhen, Suzhou, Tianjin, Dalian, Chengdu, Weihai, Chongqing and Shenyang. We also established a local subsidiary in Russia, AO Woori Bank, in January 2008 and it currently has branches in Moscow and St. Petersburg and a representative office in Vladivostok.

In January 2014, we completed the purchase of an additional 27% equity interest (in addition to the 6% equity interest we previously acquired through our subsidiary PT. Bank Woori Indonesia) in PT. Bank Himpunan Saudara 1906, an Indonesian commercial bank with a network of over 100 branches and offices throughout Indonesia. In December 2014, PT. Bank Woori Indonesia merged with and into PT. Bank Himpunan Saudara 1906. The merged entity, in which we hold a 74.02% equity interest, was renamed PT Bank Woori Saudara Indonesia 1906, Tbk and became our consolidated subsidiary. As of December 31, 2016, PT Bank Woori Saudara Indonesia 1906, Tbk had total assets of approximately US$1,736 million and shareholders’ equity of US$330 million.

In May 2016, we established a new representative office in Tehran, Iran, in light of the lifting of certain international sanctions against Iran, including U.S. secondary sanctions. The representative office engages only in the collection of local market information and does not conduct any banking operations.

In October 2016, we acquired a 51% equity interest in Wealth Development Bank Corp., a thrift bank in the Philippines with a network of 16 branches and approximately 300 employees, by purchasing newly issued shares for approximately US$21 million.

In November 2016, we established a local subsidiary in Vietnam, Woori Bank Vietnam, which commenced operations in January 2017 and currently operates the branches in Hanoi and Ho Chi Minh City that we previously operated directly.

We are also expanding our network of branches in Southeast Asia through our other local subsidiaries, including PT Bank Woori Saudara Indonesia 1906, Tbk, Woori Finance Myanmar and Woori Finance Cambodia.

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

Under Korean law, the assets of our money trusts are segregated from our assets and are not available to satisfy the claims of our creditors. We are, however, permitted to maintain deposits of surplus funds generated by trust assets in certain circumstances as set forth under the Financial Investment Services and Capital Markets Act and the regulations thereunder. Except for specified money trusts, we have investment discretion over all money trusts, which are pooled and managed jointly for each type of trust. Specified money trusts are established on behalf of individual customers, typically corporations, which direct our investment of trust assets.

We receive fees for our trust management services that are generally based upon a percentage, ranging between 0.01% and 2.0%, of the net asset value of the assets under management. We also receive penalty payments when customers terminate their trust deposit prior to the original contract maturity. Fees that we received for trust management services (including those fees related to property trust management services, described below, but excluding those fees relating to guaranteed trusts, which are eliminated in consolidation), net of expenses, amounted to ￦40 billion (excluding discontinued operations) in 2014, ￦49 billion in 2015 and ￦78 billion in 2016.

For some of the money trusts we manage, we have guaranteed the principal amount of an investor’s investment as well as a fixed rate of interest. We no longer offer new money trust products where we guarantee both the principal amount and a fixed rate of interest. We continue to offer pension-type money trusts that provide a guarantee of the principal amount of an investor’s investment.

The following table shows the balances of our money trusts by type as of the dates indicated. We consolidate within our financial statements trust accounts for which we guarantee both the repayment of the principal amount and a fixed rate of interest and trust accounts for which we guarantee only the repayment of the principal amount, while we do not consolidate performance trusts on which we do not guarantee principal or interest:

	As of December 31,
	2014		2015		2016
	(in billions of Won)
Principal and interest guaranteed trusts	￦	1	￦	1	￦	1
Principal guaranteed trusts		1,263		1,287		1,344
Performance trusts		19,837		21,324		25,767

Total	￦	21,101	￦	22,612	￦	27,112

The trust assets we manage consist principally of investment securities, loans made from the trusts and amounts due from banks. The investment securities consist of government-related debt securities, corporate debt securities, including bonds and commercial paper, equity securities and other securities. As of December 31, 2016, our money trusts had invested in securities with an aggregate book value of ￦5,941 billion, which accounted for approximately 21.5% of our money trust assets. Debt securities accounted for ￦3,553 billion of this amount.

Our money trusts also invest, to a lesser extent, in equity securities, including beneficiary certificates issued by investment trust management companies. As of December 31, 2016, equity securities held by our money trusts amounted to ￦2,389 billion, which accounted for approximately 8.8% of our money trust assets. Of this amount, ￦1,631 billion was from money trusts over which we had investment discretion and the remainder was from specified money trusts.

Loans made by our money trusts are similar in type to the loans made by our banking operations. As of December 31, 2016, our money trusts had made loans in the aggregate principal amount of ￦6,290 billion (excluding loans to our banking operations of ￦2,688 billion), which accounted for approximately 22.8% of our money trust assets.

The amounts due from banks consist of local currency and foreign currencies. As of December 31, 2016, such amounts due from banks totaled ￦12,413 billion, which accounted for approximately 44.9% of our money trust assets.

If the income from a money trust for which we provide a guarantee is less than the amount of the payments we have guaranteed, we will need to pay the amount of the shortfall with funds from special reserves maintained in our trust accounts, followed by basic fees from that money trust and funds from our banking operations. We net any payments we make as a result of these shortfalls against any gains we receive from other money trusts. No material payments of any such shortfall amounts were made in 2016.

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

In 2016, our property trust fees generally ranged from 0.003% to 0.04% of total assets under management, depending on the type of trust account product. As of December 31, 2016, the balance of our property trusts totaled ￦11,152 billion.

Property trusts are not consolidated within our financial statements.

Trustee and Custodian Services Relating to Securities Investment Trusts

As of December 31, 2016, we acted as a trustee for 2,121 securities investment trusts, mutual funds and other investment funds. We receive a fee for acting as a trustee and generally perform the following functions:

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

For the year ended December 31, 2016, our fee income from such services was ￦11 billion.

Other Businesses

Management of National Housing Urban Fund

In April 2008, we were selected to be the lead manager of the National Housing Urban Fund. The National Housing Urban Fund provides financial support to low-income households in Korea by providing mortgage financing and construction loans for projects to build small- and medium-sized housing. As of December 31, 2016, outstanding housing loans from the National Housing Urban Fund amounted to approximately ￦87.6 trillion, of which we originated approximately ￦46.9 trillion. The activities of the National Housing Urban Fund are funded primarily by the issuance of national housing bonds, which must be purchased by persons and legal entities wishing to make real estate-related registrations and filings, and by subscription savings deposits held at the National Housing Urban Fund.

In return for managing the operations of the National Housing Urban Fund, we receive a monthly fee. This fee consists of a fund raising fee, a loan origination fee and a management fee. The fund raising fee is based on the number of National Housing Urban Fund subscription savings deposit accounts opened and the level of activity for existing accounts and the number of National Housing Urban Fund bonds issued or redeemed. The loan origination fee is based on the number of new National Housing Urban Fund loans and the number of National Housing Urban Fund mortgage loans to contractors constructing housing units that are assumed by the individual buyers of housing units and the level of activity for existing loans during each month. The management fee is based on the monthly average of the number of outstanding accounts and the monthly average of the number of overdue loans owed to the National Housing Urban Fund. We received total fees of approximately ￦54 billion for managing the National Housing Urban Fund in 2016.

Bancassurance

The term “bancassurance” refers to the marketing and sale by commercial banks of insurance products manufactured within a group of affiliated companies or by third-party insurance companies. We market a wide range of bancassurance products. In 2016, we generated fee income of approximately ￦86 billion through the marketing of bancassurance products. We believe that we will be able to continue to develop an important new source of fee-based revenues by expanding our offering of these products. We have entered into bancassurance marketing arrangements with 28 insurance companies, including Samsung Life Insurance, Samsung Fire and Marine Insurance, Hanwha Life Insurance, Hyundai Fire and Marine Insurance and American International Assurance, and plan to enter into additional insurance product marketing arrangements with other leading insurance companies whose names and reputation are likely to be familiar to our customer base.

Private Equity

In July 2016, Woori Private Equity Co., Ltd., which was established in October 2005, registered as a specialized private placement collective investment business under the Financial Investment Services and Capital Markets Act, enabling it to manage specialized private placement collective investment vehicles (which include hedge funds) targeting professional investors, in addition to its existing business of making long-term and strategic investments in buyout target companies and actively involving itself in their management. In August 2016, Woori Private Equity changed its name to Woori Private Equity Asset Management Company, Ltd. and in December 2016 established its first specialized private placement collective investment vehicle, Woori Busan University Dormitory BTL Special Asset Private Placement Investment Trust (SOC), the size of which is approximately ￦25 billion. We expect that Woori Private Equity Asset Management Company will continue to provide us with investment opportunities, through identifying potential investees suffering from inefficient management and effecting financial restructuring and strategic reorientation in those investees so as to enhance their enterprise value, as well as serve as a source of business for other segments by managing specialized private placement collective investment vehicles for professional investors. Woori Private Equity Asset Management Company continues to act as general partner for Woori Private Equity Fund, the size of which is approximately ￦344 billion, Woori Blackstone Korea Opportunity Private Equity Fund I, the size of which is approximately ￦606 billion, and Woori Columbus Private Equity Fund I, the size of which is approximately ￦61 billion.

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

In addition, general regulatory reforms in the Korean financial industry have increased competition among banks and other financial institutions in Korea. In the second half of 2015, the Korean government implemented measures to facilitate bank account portability of retail customers by requiring commercial banks to establish systems that allow retail customers to easily switch their bank accounts at one commercial bank to another and automatically transfer the automatic payment settings of their former accounts to the new ones. Such measures are expected to further intensify competition among financial institutions in Korea.

Furthermore, the introduction of Internet-only banks in Korea is expected to increase competition in the Korean banking industry. Internet-only banks generally operate without branches and conduct most of their operations through electronic means, which enable them to minimize costs and offer customers higher interest rates on deposits or lower lending rates. In April 2017, K bank, the first Internet-only bank in Korea, in which we own 10% of the equity with voting rights, commenced operations. Kakao Bank, another Internet-only bank, is expected to commence operations in the first half of 2017.

Moreover, the Korean financial industry is undergoing significant consolidation. The number of nationwide commercial banks in Korea has decreased from 16 as of December 31, 1997 to six as of December 31, 2016. A number of significant mergers and acquisitions in the industry have taken place in Korea in recent years, including Hana Financial Group’s acquisition of a controlling interest in Korea Exchange Bank in February 2012, the subsequent merger of Hana Bank into Korea Exchange Bank in September 2015, KB Financial Group’s

acquisition of Hyundai Securities Co., Ltd. in October 2016 and the subsequent merger of Hyundai Securities with and into KB Investment & Securities Co., Ltd. in December 2016. In April 2016, Mirae Asset Securities Co., Ltd. acquired a 43% interest in KDB Daewoo Securities Co., Ltd., which changed its name to Mirae Asset Daewoo Securities Co., Ltd., and in December 2016, Mirae Asset Securities merged with and into Mirae Asset Daewoo Securities to become the largest securities company in Korea in terms of capital. Furthermore, in 2014, pursuant to the implementation of the Korean government’s privatization plan with respect to Woori Finance Holdings and its former subsidiaries, Woori Financial, Woori Asset Management and Woori F&I were acquired by KB Financial Group, Kiwoom Securities and Daishin Securities, respectively, and Woori Investment & Securities, Woori Aviva Life Insurance and Woori FG Savings Bank were acquired by NongHyup Financial Group. In addition, in October 2014, the KDIC’s ownership interest in Kwangju Bank and Kyongnam Bank were acquired by JB Financial Group and BS Financial Group, respectively. See “Item 4A. History and Development of the Company—Privatization Plan.”

We expect that consolidation in the Korean financial industry will continue. Other financial institutions may seek to acquire or merge with other entities, and the financial institutions resulting from this consolidation may, by virtue of their increased size and business scope, provide significantly greater competition for us. We also believe that foreign financial institutions, many of which have greater experience and resources than we do, may seek to compete with us in providing financial products and services either by themselves or in partnership with existing Korean financial institutions. See “Item 3D. Risk Factors—Risks relating to competition.”

Assets and Liabilities

The tables below and accompanying discussions provide selected financial highlights regarding our assets and liabilities on a consolidated basis.

The Korean government, which currently owns 21.37% of our outstanding common stock through the KDIC, has been implementing a privatization plan with respect to Woori Finance Holdings and its former subsidiaries, including us. See “Item 4A. History and Development of the Company—Privatization Plan.” In light of their dispositions under the privatization plan, which were completed during 2014, Kwangju Bank, Kyongnam Bank, Woori Investment & Securities, Woori Aviva Life Insurance, Woori Asset Management, Woori Financial, Woori FG Savings Bank and Woori F&I were classified as a disposal group held for distribution or sale, and their operations were accounted for as discontinued operations. Unless expressly stated otherwise, our financial information as of December 31, 2013 and 2014 and for the years ended December 31, 2012, 2013 and 2014 set forth below does not include financial data with respect to such discontinued operations, while our financial information as of December 31, 2012 set forth below includes financial data with respect to such discontinued operations.

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

Loan Portfolio

As of December 31, 2016, the balance of our total loan portfolio was ￦236,801 billion. As of December 31, 2016, 88.0% of our total loans were Won-denominated loans and 12.0% of our total loans were denominated in other currencies. Of the ￦28,489 billion of foreign currency-denominated loans as of that date, approximately 51.7% represented “foreign” loans to offshore entities and individuals. We make foreign loans primarily through our overseas branches to affiliates of large Korean manufacturing companies for trade financing and working capital.

Except where we specify otherwise, all loan amounts stated below do not include amounts due from banks and other receivables and are prior to deducting allowance for credit losses and present value discount or reflecting deferred origination costs, and all corporate loan amounts stated below include loans made to the Korean government and government-owned agencies and banks.

Loan Types

The following table presents loans by type as of the dates indicated. Total loans reflect our loan portfolio, including past due amounts.

	As of December 31,
	2012		2013(1)		2014		2015		2016
	(in billions of Won)
Domestic:
Corporate(2):
Commercial and industrial	￦	105,048	￦	91,058	￦	89,410	￦	92,802	￦	88,968
Lease financing		698		—		—		—		7
Trade financing		11,982		10,296		11,937		11,446		10,699
Other commercial		13,263		9,690		11,440		12,229		12,923

Total corporate		130,991		111,044		112,787		116,477		112,597
Consumer:
General purpose household		31,725		25,094		25,070		26,971		30,684
Mortgage		16,409		19,952		28,988		40,598		47,630
Home equity		30,424		25,732		25,340		24,657		24,486
Total consumer		78,558		70,778		79,398		92,226		102,800
Credit cards		4,505		4,209		5,114		6,099		6,674

Total domestic		214,054		186,031		197,299		214,802		222,071
Foreign:
Corporate(3):
Commercial and industrial		6,058		6,961		7,989		9,518		10,540
Trade financing		141		319		725		1,421		2,156
Other commercial		522		192		245		206		350

Total corporate		6,721		7,472		8,959		11,145		13,046
Consumer		253		263		819		1,222		1,684

Total foreign		6,974		7,735		9,778		12,367		14,730

Total loans(4)	￦	221,028	￦	193,766	￦	207,077	￦	227,169	￦	236,801

Less: present value discount		(25)		(25)		(17)		(5)		(14)
Less: deferred origination costs (fees)		258		295		368		435		464
Less: allowance for credit losses		(3,565)		(3,337)		(2,609)		(2,051)		(1,851)

Total loans, net	￦	217,696	￦	190,699	￦	204,819	￦	225,548	￦	235,400

(1)	The amounts as of December 31, 2013 exclude certain former subsidiaries classified as a disposal group held for distribution or sale.
(2)	Including loans made to banks and the Korean government and government-owned agencies.
(3)	Including loans made to banks.
(4)	Not including due from banks and other receivables.

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

20 Largest Exposures by Borrower

As of December 31, 2016, our exposures to our 20 largest borrowers or issuers totaled ￦40,366 billion and accounted for 10.9% of our total exposures. The following table sets forth our total exposures to those borrowers or issuers as of that date:

	Loans														Amounts classified as substandard or below(3)
Company (Credit Rating)(1)	Won currency		Foreign currency		Equity securities		Debt securities		Guarantees and acceptances		Total exposures		Collateral(2)
	(in billions of Won)
The Bank of Korea (AAA)	￦	2,790	￦	—	￦	—	￦	6,646	￦	—	￦	9,436	￦	—	￦	—
Korean Government(4)		—		—		—		7,894		—		7,894		—		—
Korea Housing Finance Corporation (AAA)		—		—		—		3,499		—		3,499		—		—
Korea Development Bank (AAA)		—		—		—		3,280		—		3,280		—		—
Korea Land & Housing Corporation (AAA)		673		—		—		1,695		—		2,368		—		—
Samsung Electronics (AAA)		49		2,203		2		—		—		2,254		—		—
Samsung Heavy Industries (A-)		400		10		4		10		1,075		1,499		50		—
Defense Acquisition Program Administration (AAA)		—		—		—		—		1,105		1,105		—		—
Hyundai Heavy Industries(A)		1		283		11		—		731		1,026		—		—
Industrial Bank of Korea (AAA)		—		—		—		982		—		982		—		—
Korea Investment & Securities (AA)		910		—		—		—		—		910		—		—
Meritz Securities (AA-)		828		—		—		—		—		828		—		—
KB Securities (AA)		820		—		—		—		—		820		—		—
Korea Student Aid Foundation (AAA)		—		—		—		744		—		744		—		—
Hyundai Mipo Dockyard (A-)		—		42		—		—		654		696		—		—
Korea Railroad Corporation (AAA)		—		—		—		689		—		689		—		—
NongHyup Bank (AAA)		—		—		—		648		—		648		—		—
NH Investment & Securities (AA+)		618		—		—		—		—		618		—		—
Hyundai Samho Heavy Industries (A-)		—		173		—		—		367		540		—		—
Posco Daewoo Corporation (A+)		26		273		—		—		231		530		—		—

Total	￦	7,115	￦	2,984	￦	17	￦	26,087	￦	4,163	￦	40,366	￦	50	￦	—

(1)

Credit ratings from one of the following domestic credit rating agencies in Korea as of December 31, 2016: Korea Information Service Inc., National Information & Credit Evaluation, Inc., or Korea Ratings.

(2)	The value of collateral is appraised based on future cash flow and observable market price.
(3)	Classification is based on the Financial Services Commission’s asset classification criteria.
(4)	Credit rating is unavailable.

As of December 31, 2016, five of these top 20 borrowers or issuers were companies belonging to the 21 largest chaebols in Korea. See “Item 3D. Risk Factors—Risks relating to our corporate credit portfolio—We have exposure to the largest Korean commercial conglomerates, known as “chaebols,” and, as a result, financial difficulties of chaebols may have an adverse impact on us.”

Exposure to Chaebols

As of December 31, 2016, 5.8% of our total exposure was to the 21 largest chaebols in Korea. The following table shows, as of December 31, 2016, our total exposures to the ten chaebol groups to which we have the largest exposure:

	Loans								Guarantees and acceptances						Amounts Classified as substandard or below(2)
Chaebol	Won currency		Foreign currency		Equity securities		Debt securities				Total exposures		Collateral(1)
	(in billions of Won)
Samsung	￦	617	￦	2,854	￦	14	￦	86	￦	1,700	￦	5,271	￦	70	￦	—
Hyundai Heavy Industries		311		525		11		—		1,751		2,598		11		—
Hyundai Motors		1,202		712		47		361		225		2,547		30		—
SK		398		470		1		8		524		1,401		—		—
Doosan		745		193		1		—		373		1,312		103		—
Hanhwa		953		169		—		37		142		1,301		173		—
LG		680		414		1		20		94		1,209		20		—
LS		117		361		—		—		410		888		—		—
Hyosung		306		340		—		—		127		773		211		9
Lotte		459		127		—		40		125		751		19		—

Total	￦	5,788	￦	6,165	￦	75	￦	552	￦	5,471	￦	18,051	￦	637	￦	9

(1)	The value of collateral is appraised based on future cash flow and observable market price.
(2)	Classification is based on the Financial Services Commission’s asset classification criteria.

Loan Concentration by Industry

The following table shows, as of December 31, 2016, the aggregate balance of our domestic and foreign corporate loans by industry concentration and as a percentage of our total corporate lending:

	Aggregate corporate loan balance		Percentage of total corporate loan balance
	(in billions of Won)
Industry
Manufacturing	￦	37,545	29.9%
Retail and wholesale		16,603	13.2
Financial and insurance		17,166	13.7
Hotel, leisure or transportation		7,098	5.6
Construction		4,572	3.6
Government and government agencies		466	0.4
Other		42,193	33.6

Total	￦	125,643	100.0%

Maturity Analysis

The following table sets out, as of December 31, 2016, the scheduled maturities (time remaining until maturity) of our loan portfolio:

	1 year or less		Over 1 year but not more than 5 years		Over 5 years		Total
	(in billions of Won)
Domestic
Corporate(1)
Commercial and industrial	￦	60,723	￦	22,180	￦	6,065	￦	88,968
Lease financing		—		6		1		7
Trade financing		10,698		1		—		10,699
Other commercial		10,196		2,056		671		12,923

Total corporate		81,617		24,243		6,737		112,597
Consumer
General purpose household		16,966		6,206		7,512		30,684
Mortgage		10,750		11,359		25,521		47,630
Home equity		3,744		3,798		16,944		24,486

Total consumer		31,460		21,363		49,977		102,800
Credit cards		5,870		745		59		6,674

Total domestic		118,947		46,351		56,773		222,071
Foreign
Corporate(2)
Commercial and industrial		7,290		2,537		713		10,540
Trade financing		2,145		11		—		2,156
Other commercial		260		57		33		350

Total corporate		9,695		2,605		746		13,046
Consumer
Other consumer		242		223		1,219		1,684

Total foreign		9,937		2,828		1,965		14,730

Total loans	￦	128,884	￦	49,179	￦	58,738	￦	236,801

(1)	Including loans made to banks and the Korean government and government-owned agencies.
(2)	Including loans made to banks.

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

Interest Rates

The following table shows, as of December 31, 2016, the total amount of our loans due after one year that have fixed interest rates and variable or adjustable interest rates:

	Domestic		Foreign		Total
	(in billions of Won)
Fixed rate(1)	￦	45,627	￦	2,015	￦	47,642
Variable or adjustable rates(2)		57,497		2,778		60,275

Total loans	￦	103,124	￦	4,793	￦	107,917

(1)	Fixed rate loans are loans for which the interest rate is fixed for the entire term.
(2)	Variable or adjustable rate loans are loans for which the interest rate is not fixed for the entire term.

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

Foregone interest is the portion of the contractual interest due on problem loans that we have not accrued in our books. If we had not foregone interest on our problem loans, we would have recorded gross interest income of ￦218 billion (excluding discontinued operations), ￦164 billion and ￦104 billion, for 2014, 2015 and 2016, respectively, on loans accounted for as problem loans throughout the year, or since origination for loans held for part of the year. The actual amount of interest income on those loans included in our net income for 2014, 2015 and 2016 was ￦74 billion (excluding discontinued operations), ￦41 billion and ￦47 billion, respectively.

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

The following table shows, as of the dates indicated, the amount of loans that were problem loans and accruing loans which were past due 90 days or more:

	As of December 31,
	2012						2013(1)						2014						2015						2016
	Domestic		Foreign		Total		Domestic		Foreign		Total		Domestic		Foreign		Total		Domestic		Foreign		Total		Domestic		Foreign		Total
Loans classified as problem loans(2)
Corporate(3)	￦	3,002	￦	22	￦	3,024	￦	3,645	￦	23	￦	3,668	￦	2,458	￦	82	￦	2,540	￦	1,901	￦	44	￦	1,945	￦	1,200	￦	67	￦	1,267
Consumer(4)		647		1		648		600		—		600		547		6		553		436		4		440		442		20		462

Sub-total		3,649		23		3,672		4,245		23		4,268		3,005		88		3,093		2,337		48		2,385		1,642		87		1,729
Accruing loans which are contractually past due 90 days or more as to principal or interest(2)
Corporate(3)		11		—		11		—		—		—		2		—		2		—		—		—		3		—		3
Consumer(4)		4		—		4		—		—		—		—		—		—		—		—		—		—		—		—

Sub-total		15		—		15		—		—		—		2		—		2		—		—		—		3		—		3

Total	￦	3,664	￦	23	￦	3,687	￦	4,245	￦	23	￦	4,268	￦	3,007	￦	88	￦	3,095	￦	2,337	￦	48	￦	2,385	￦	1,645	￦	87	￦	1,732

(1)	The amounts as of December 31, 2013 exclude certain former subsidiaries classified as a disposal group held for distribution or sale.
(2)	Not including due from banks and other receivables, and prior to deducting allowance for credit losses and present value discount or reflecting deferred origination costs.
(3)	Including loans made to banks and the Korean government and government-owned agencies.
(4)	Includes credit card balances of ￦79 billion, ￦79 billion, ￦80 billion, ￦93 billion and ￦142 billion as of December 31, 2012, 2013, 2014, 2015 and 2016, respectively.

The following table shows, as of the dates indicated, the amount of problem loans, potential problem loans and non-performing loans:

	As of December 31,
	2014		2015		2016
	(in billions of Won)
Problem loans	￦	3,145	￦	2,437	￦	1,729
Potential problem loans(1)		2,029		1,603		1,158
Non-performing loans		3,818		2,909		2,080

(1)

Potential problem loans are those classified as precautionary that we determine, through our internal loan review process, as requiring close management due to the borrower’s financial condition, our forecast for the industry in which it operates or as a result of other developments relating to its business.

Loan Aging Schedule

The following table shows our loan aging schedule (excluding accrued interest) as of the dates indicated. In line with industry practice, we have restructured a portion of our delinquent credit card balances as loans.

	As of December 31, 2016
	Normal			Past due by 1 month or less			Past due by 1-3 months			Past due by 3-6 months			Past due by more than 6 months			Total
	(in billions of Won, except percentages)
	Amount		%	Amount past due		%	Amount past due		%	Amount past due		%	Amount past due		%	Amount		%
Domestic
Corporate(1)
Commercial and industrial	￦	88,313	37.4%	￦	162	0.1%	￦	98	0.0%	￦	97	0.0%	￦	298	0.2%	￦	88,968	37.7%
Lease financing		7	0.0		—	0.0		—	0.0		—	0.0		—	0.0		7	0.0
Trade financing		10,671	4.5		4	0.0		4	0.0		10	0.0		10	0.0		10,699	4.5
Other commercial		12,843	5.4		6	0.0		2	0.0		17	0.0		55	0.0		12,923	5.4

Total corporate		111,834	47.3		172	0.1		104	0.0		124	0.0		363	0.2		112,597	47.6
Consumer
General purpose household		30,412	12.9		141	0.1		30	0.0		21	0.0		80	0.0		30,684	13.0
Mortgages		47,328	20.1		225	0.1		38	0.0		18	0.0		21	0.0		47,630	20.2
Home equity		24,269	10.3		112	0.0		24	0.0		17	0.0		64	0.0		24,486	10.3

Total consumer		102,009	43.3		478	0.2		92	0.0		56	0.0		165	0.0		102,800	43.5
Credit cards		6,502	2.7		92	0.0		51	0.0		29	0.0		—	0.0		6,674	2.7

Total domestic		220,345	93.3		742	0.3		247	0.0		209	0.0		528	0.2		222,071	93.8
Foreign
Corporate(2)
Commercial and industrial		10,449	4.5		1	0.0		2	0.0		36	0.0		52	0.0		10,540	4.5
Trade financing		2,155	0.9		—	0.0		—	0.0		—	0.0		1	0.0		2,156	0.9
Other commercial		350	0.1		—	0.0		—	0.0		—	0.0		—	0.0		350	0.1

Total corporate		12,954	5.5		1	0.0		2	0.0		36	0.0		53	0.0		13,046	5.5
Consumer		1,664	0.7		2	0.0		6	0.0		2	0.0		10	0.0		1,684	0.7

Total foreign		14,618	6.2		3	0.0		8	0.0		38	0.0		63	0.0		14,730	6.2

Total loans(3)	￦	234,963	99.5%	￦	745	0.3%	￦	255	0.0%	￦	247	0.0%	￦	591	0.2%	￦	236,801	100.0%

(1)	Including loans made to banks and the Korean government and government-owned agencies.
(2)	Including loans made to banks.
(3)	Not including due from banks and other receivables, and prior to deducting allowance for credit losses and present value discount or reflecting deferred origination costs.

	As of December 31, 2015
	Normal			Past due by 1 month or less			Past due by 1-3 months			Past due by 3-6 months			Past due by more than 6 months			Total
	(in billions of Won, except percentages)
	Amount		%	Amount past due		%	Amount past due		%	Amount past due		%	Amount past due		%	Amount		%
Domestic
Corporate(1)
Commercial and industrial	￦	91,443	40.3%	￦	158	0.1%	￦	154	0.1%	￦	534	0.2%	￦	513	0.3%	￦	92,802	41.0%
Trade financing		11,405	5.0		8	0.0		10	0.0		9	0.0		14	0.0		11,446	5.0
Other commercial		12,135	5.3		7	0.0		7	0.0		18	0.0		62	0.0		12,229	5.3

Total corporate		114,983	50.6		173	0.1		171	0.1		561	0.2		589	0.3		116,477	51.3
Consumer
General purpose household		26,679	11.8		143	0.1		38	0.0		25	0.0		86	0.0		26,971	11.9
Mortgages		40,337	17.8		188	0.1		33	0.0		16	0.0		24	0.0		40,598	17.9
Home equity		24,391	10.7		130	0.1		35	0.0		23	0.0		78	0.0		24,657	10.8

Total consumer		91,407	40.3		461	0.3		106	0.0		64	0.0		188	0.0		92,226	40.6
Credit cards		5,899	2.6		103	0.0		50	0.0		47	0.0		—	0.0		6,099	2.6

Total domestic		212,289	93.5		737	0.4		327	0.1		672	0.2		777	0.3		214,802	94.5
Foreign
Corporate(2)
Commercial and industrial		9,484	4.3		7	0.0		3	0.0		5	0.0		19	0.0		9,518	4.3
Trade financing		1,419	0.6		—	0.0		—	0.0		1	0.0		1	0.0		1,421	0.6
Other commercial		192	0.1		—	0.0		—	0.0		—	0.0		14	0.0		206	0.1

Total corporate		11,095	5.0		7	0.0		3	0.0		6	0.0		34	0.0		11,145	5.0
Consumer		1,218	0.5		1	0.0		1	0.0		—	0.0		2	0.0		1,222	0.5

Total foreign		12,313	5.5		8	0.0		4	0.0		6	0.0		36	0.0		12,367	5.5

Total loans(3)	￦	224,602	99.0%	￦	745	0.4%	￦	331	0.1%	￦	678	0.2%	￦	813	0.3%	￦	227,169	100.0%

(1)	Including loans made to banks and the Korean government and government-owned agencies.
(2)	Including loans made to banks.
(3)	Not including due from banks and other receivables, and prior to deducting allowance for credit losses and present value discount or reflecting deferred origination costs.

	As of December 31, 2014
	Normal			Past due by 1 month or less			Past due by 1-3 months			Past due by 3-6 months			Past due by more than 6 months			Total
	(in billions of Won, except percentages)
	Amount		%	Amount past due		%	Amount past due		%	Amount past due		%	Amount past due		%	Amount		%
Domestic
Corporate(1)
Commercial and industrial	￦	88,297	42.7%	￦	188	0.1%	￦	195	0.1%	￦	250	0.1%	￦	480	0.2%	￦	89,410	43.2%
Trade financing		11,889	5.7		9	0.0		6	0.0		14	0.0		19	0.0		11,937	5.7
Other commercial		11,132	5.4		9	0.0		98	0.0		107	0.1		94	0.0		11,440	5.5

Total corporate		111,318	53.8		206	0.1		299	0.1		371	0.2		593	0.2		112,787	54.4
Consumer
General purpose household		24,624	11.9		227	0.1		44	0.1		40	0.0		135	0.1		25,070	12.2
Mortgages		28,706	13.9		202	0.1		31	0.0		20	0.0		29	0.0		28,988	14.0
Home equity		24,890	12.0		230	0.1		44	0.0		40	0.0		136	0.1		25,340	12.2

Total consumer		78,220	37.8		659	0.3		119	0.1		100	0.0		300	0.2		79,398	38.4
Credit cards		4,916	2.4		113	0.1		39	0.0		46	0.0		—	0.0		5,114	2.5

Total domestic		194,454	94.0		978	0.5		457	0.2		517	0.2		893	0.4		197,299	95.3
Foreign
Corporate(2)
Commercial and industrial		7,939	3.9		23	0.0		4	0.0		4	0.0		19	0.0		7,989	3.9
Trade financing		721	0.3		—	0.0		1	0.0		1	0.0		2	0.0		725	0.3
Other commercial		245	0.1		—	0.0		—	0.0		—	0.0		—	0.0		245	0.1

Total corporate		8,905	4.3		23	0.0		5	0.0		5	0.0		21	0.0		8,959	4.3
Consumer		801	0.4		3	0.0		3	0.0		3	0.0		9	0.0		819	0.4

Total foreign		9,706	4.7		26	0.0		8	0.0		8	0.0		30	0.0		9,778	4.7

Total loans(3)	￦	204,160	98.7%	￦	1,004	0.5%	￦	465	0.2%	￦	525	0.2%	￦	923	0.4%	￦	207,077	100.0%

(1)	Including loans made to banks and the Korean government and government-owned agencies.
(2)	Including loans made to banks.
(3)	Not including due from banks and other receivables, and prior to deducting allowance for credit losses and present value discount or reflecting deferred origination costs.

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

A portion of our loans to and debt securities of corporate customers are currently in workout, restructuring or rehabilitation. As of December 31, 2016, ￦729 billion, or 0.3%, of our total loans and debt securities were in workout, restructuring or rehabilitation. This included ￦375 billion of loans to and debt securities of large corporate borrowers in workout, restructuring or rehabilitation and ￦336 billion of loans to and debt securities of small- and medium-sized enterprises in workout, restructuring or rehabilitation, which represented 0.1% and 0.1% of our total loans and debt securities, respectively. Our Corporate Restoration Department manages our workout, restructured and rehabilitated loans. Upon approval of a workout, restructuring or rehabilitation plan, a credit exposure is initially classified as precautionary or lower and thereafter cannot be classified higher than precautionary with limited exceptions. If a corporate borrower is in workout, restructuring or rehabilitation, we take the status of the borrower into account in valuing our loans to and collateral from that borrower for purposes of establishing our allowance for credit losses.

The following table shows, as of December 31, 2016, our ten largest exposures that were in workout, restructuring or rehabilitation:

	Loans														Amounts Classified as Substandard or Below(3)		Allowance for Credit Loss
Company (Credit Rating)(1)	Won Currency		Foreign Currency		Equity Securities		Debt Securities		Guarantees and Acceptances		Total Exposures		Collateral(2)
	(in billions of Won)
Orient Shipyard	￦	—	￦	—	￦	—	￦	—	￦	119	￦	119	￦	—	￦	119	￦	29
STX Offshore & Shipbuilding		2		—		—		—		80		82		—		82		48
Lake Hills Sunchon		71		—		—		—		—		71		—		71		44
Posco Plantec		68		—		—		—		—		68		21		68		48
Dongbu Steel (CCC)		44		8		7		—		1		60		27		46		26
Dongmoon Construction		53		—		—		—		—		53		23		30		9
Dongbu Metal (CCC)		9		24		—		—		5		38		—		37		29
Shindongah Construction		37		—		—		—		—		37		—		37		6
STX Heavy Industries		—		—		2		—		33		35		—		33		33
Nexolon		29		—		—		—		4		33		22		33		15

Total	￦	313	￦	32	￦	9	￦	—	￦	242	￦	596	￦	93	￦	556	￦	287

(1)

Credit rating as of December 31, 2016, from one of the following Korean credit agencies, Korea Information Service Inc., National Information & Credit Evaluation, Inc. or Korea Ratings, is indicated to the extent available.

(2)	The value of collateral is appraised based on future cash flow and observable market price.
(3)	Classification is based on the Financial Services Commission’s asset classification criteria.

Potential Problem Loans

As of December 31, 2016, we had ￦1,158 billion of corporate loans in respect of which we had serious doubt as to the borrower’s ability to comply with repayment terms in the near future. Potential problem loans are those classified as precautionary that we determine, through our internal loan review process, as requiring close management due to the borrower’s financial condition, our forecast for the industry in which it operates or as a result of other developments relating to its business. The following table shows changes in our potential problem loans between December 31, 2015 and 2016:

	Amount
	(in billions of Won)
Balance of potential problem loans at December 31, 2015	￦	1,603
Increase in the balance of potential problem loans to borrowers who became newly classified as borrowers with potential problem loans in 2016		754
Decrease in the balance of potential problem loans to borrowers to whom we had potential problem loans outstanding at December 31, 2015 and have non-performing loans outstanding at December 31, 2016		(408)
Decrease in the balance of potential problem loans to borrowers to whom we had potential problem loans outstanding at December 31, 2015 but no longer have any loans outstanding at December 31, 2016		(397)
Decrease in the balance of potential problem loans to borrowers to whom we had potential problem loans outstanding at December 31, 2015 but have loans outstanding classified as normal at December 31, 2016		(32)
Net decrease in the balance of potential problem loans to existing borrowers to whom we had potential problems loans outstanding at December 31, 2016		(362)

Balance at December 31, 2016	￦	1,158

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

	As of December 31,
	2012			2013(1)			2014			2015			2016
	(in billions of Won, except percentages)
Total non-performing loans	￦	3,766	(2)	￦	4,996	(3)	￦	3,818	(4)	￦	2,909	(5)	￦	2,080	(6)
As a percentage of total loans		1.70%			2.58%			1.84%			1.28%			0.88%

(1)	The amounts as of December 31, 2013 exclude certain former subsidiaries classified as a disposal group held for distribution or sale.
(2)	Excludes ￦59 billion of previously delinquent credit card balances restructured into loans that were classified as normal or precautionary.
(3)	Excludes ￦62 billion of previously delinquent credit card balances restructured into loans that were classified as normal or precautionary.
(4)	Excludes ￦65 billion of previously delinquent credit card balances restructured into loans that were classified as normal or precautionary.
(5)	Excludes ￦73 billion of previously delinquent credit card balances restructured into loans that were classified as normal or precautionary.
(6)	Excludes ￦102 billion of previously delinquent credit card balances restructured into loans that were classified as normal or precautionary.

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

The following table sets forth, as of the dates indicated, our total non-performing loans by type of loan:

	As of December 31,
	2012			2013(1)		2014			2015			2016
	Amount		%	Amount	%	Amount		%	Amount		%	Amount		%
	(in billions of Won, except percentages)
Domestic
Corporate
Commercial and industrial	￦	2,652	70.4%	￦3,783	75.7%	￦	2,751	72.1%	￦	2,098	72.1%	￦	1,222	58.8%
Lease financing		6	0.2	—	—		—	—		—	—		—	—
Trade financing		183	4.9	343	6.9		160	4.2		199	6.9		259	12.4
Other commercial		377	10.0	313	6.3		300	7.9		142	4.9		151	7.3

Total corporate		3,218	85.5	4,439	88.9		3,211	84.2		2,439	83.9		1,632	78.5
Consumer
General purpose household(2)		411	10.9	418	8.4		426	11.1		283	9.7		227	10.9
Mortgage		26	0.7	33	0.6		45	1.2		46	1.6		60	2.9

Total consumer		437	11.6	451	9.0		471	12.3		329	11.3		287	13.8
Credit cards		65	1.7	56	1.1		65	1.7		68	2.3		51	2.4

Total domestic		3,720	98.8	4,946	99.0		3,747	98.2		2,836	97.5		1,970	94.7
Foreign
Corporate
Commercial and industrial		42	1.1	47	0.9		51	1.3		41	1.4		91	4.4
Lease financing		—	—	—	—		—	—		—	—		—	0.0
Trade financing		—	—	—	—		3	0.1		2	0.1		1	0.0
Other commercial		—	—	—	—		—	—		14	0.5		—	0.0

Total corporate		42	1.1	47	0.9		54	1.4		57	2.0		92	4.4
Consumer		4	0.1	3	0.1		17	0.4		16	0.5		18	0.9

Total foreign		46	1.2	50	1.0		71	1.8		73	2.5		110	5.3

Total non- performing loans	￦	3,766	100.0%	￦4,996	100.0%	￦	3,818	100.0%	￦	2,909	100.0%	￦	2,080	100.0%

(1)	The amounts as of December 31, 2013 exclude certain former subsidiaries classified as a disposal group held for distribution or sale.
(2)	Includes home equity loans.

The following table presents an analysis of the changes in our non-performing loans for 2016:

	2016
	(in billions of Won)
Non-performing loans as of January 1, 2016	￦	2,909
Additions to non-performing loans
Loans transferred into non-performing loans		2,048
Reductions in non-performing loans
Loans sold		(611)
Loans modified and returned to performing loans		(246)
Loans paid down or paid off		(900)
Loans charged-off		(1,115)
Other		(5)

Total net reductions to non-performing loans		(829)

Total non-performing loans as of December 31, 2016	￦	2,080

Top 20 Non-Performing Loans.  As of December 31, 2016, our 20 largest non-performing loans accounted for 49.3% of our total non-performing loan portfolio. The following table shows, as of that date, certain information regarding those loans:

	Gross principal outstanding		Allowance for credit losses		Collateral(1)		Industry
	(in billions of Won)
Borrower A	￦	152	￦	126	￦	—	Manufacturing
Borrower B		150		102		—	Retail and wholesale
Borrower C		80		8		92	Shipbuilding
Borrower D		71		44		—	Real estate
Borrower E		68		48		21	Manufacturing
Borrower F		48		48		—	Shipbuilding
Borrower G		46		26		27	Manufacturing
Borrower H		44		2		—	Financial and insurance
Borrower I		43		30		—	Shipbuilding
Borrower J		37		6		—	Construction
Borrower K		33		15		22	Manufacturing
Borrower L		33		33		—	Manufacturing
Borrower M		32		29		—	Manufacturing
Borrower N		32		—		—	Real estate
Borrower O		32		28		—	Shipping
Borrower P		30		9		23	Construction
Borrower Q		28		3		24	Real estate
Borrower R		24		1		—	Financial and insurance
Borrower S		22		3		18	Real estate
Borrower T		21		21		21	Shipbuilding

Total	￦	1,026	￦	582	￦	248

(1)	The value of collateral is appraised based on future cash flow and observable market price.

Non-Performing Loans and Impaired Loans

The term “non-performing loan” is used for our asset quality management in accordance with the Banking Industry Supervision Regulations of Korea, whereas the term “impaired loan” is used for financial reporting purposes based on our internal accounting policies in accordance with IAS 39, Financial Instruments: Recognition and Measurement.

Major differences between non-performing loans and impaired loans are as follows:

Item	Non-performing loans	Impaired loans
Relevant regulation or accounting principle	Banking Industry Supervision Regulations of Korea (loans classified as “substandard,” “doubtful” or “estimated loss”)	Our internal policy based on IAS 39

Scope	Loans	Loans and receivables (including due from banks and other receivables)

Purchased impaired loans	Not included	Included

Loans classified as “precautionary” based on the Financial Services Commission’s asset classification criteria	Not included	Loans classified as “precautionary,” for which the borrower has a capital deficit or its auditor’s opinion on its financial statements is modified or qualified, are included

The following table shows, as of the dates indicated, the amounts of impaired loans and non-performing loans:

	As of December 31,
	2014		2015		2016
	(in billions of Won)
Impaired loans	￦	4,742	￦	3,677	￦	2,554
Precautionary loans meeting the definition of impaired loans(1)		300		81		142
Others		4,442		3,596		2,412
Non-performing loans		3,818		2,909		2,080

(1)

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

Our Credit Management and Collection Department and the Corporate Restoration Department generally oversee the process for resolving non-performing loans transferred to them by other business groups. We believe that by centralizing the management of our non-performing loans, we can become more effective in dealing with the issues relating to these loans by pooling institutional knowledge and creating a more specialized workforce.

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

Foreclosure and Collateral. We generally foreclose on mortgages or exercise our security interests in respect of other collateral if a collateralized obligation becomes overdue for more than three months. At that time, we will petition a court to foreclose on collateral and to sell that collateral through a court-supervised auction. Under Korean law, that petition must be filed with a court that has jurisdiction over the mortgaged property, and must be filed together with a copy of the mortgage agreement and an extract of the court registry regarding the subject property. The court will then issue an order to commence the foreclosure auction, which will be registered in the court registry of the subject property. If no bidder bids at least the minimum amount set by the court on the first auction date, the court will set another date for a subsequent auction approximately one month later. Each time a new auction date is set, the minimum auction price will be lowered by approximately 20%. Unlike laws relating to foreclosure in the United States, Korean law does not provide for non-judicial foreclosure. During 2014, 2015 and 2016, we foreclosed on collateral we obtained with respect to loan balances representing approximately 0.3% (excluding discontinued operations), 0.3% and 0.2%, respectively, of our average interest-bearing loan balances in each of those periods.

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

The following table sets forth information regarding our sales of loans for the periods indicated:

	Year Ended December 31,
	2014(1)						2015						2016
Purchaser	Net Carrying Amount(2)		Sale Price		Gain (Loss)		Net Carrying Amount(2)		Sale Price		Gain (Loss)		Net Carrying Amount(2)		Sale Price		Gain (Loss)
	(in billions of Won)
KAMCO	￦	—	￦	—	￦	—	￦	—	￦	—	￦	—	￦	—	￦	—	￦	—
Structured companies		296		309		13		162		193		31		213		244		31
UAMCO		212		269		57		247		303		56		66		78		12
Others		136		151		15		167		140		(27)		218		259		41

Total	￦	644	￦	729	￦	85	￦	576	￦	636	￦	60	￦	497	￦	581	￦	84

(1)	The amounts for the years ended December 31, 2014 reflect the classification of certain former subsidiaries as discontinued operations.
(2)	Net carrying amount represents the net value of non-performing loans after deduction of allowance for credit losses on such basis.

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

We derecognized all of the non-performing loans that had been transferred to KAMCO in 2013, as we transferred substantially all of the risks and rewards of the non-performing loans to KAMCO in accordance with IAS 39, Financial Instruments—Recognition and Measurement. No non-performing loans were transferred to KAMCO in 2014, 2015 or 2016.

United Asset Management Corp.  United Asset Management Corp., or UAMCO, was established in late 2009 in the wake of the global financial crisis by six major commercial banks in Korea, including us, to purchase, sell and securitize non-performing loans and to engage in corporate restructuring activities, among other things. Currently, we and six other banks each hold a 14% equity interest in UAMCO, while one other bank holds a 2% equity interest. We have committed to contribute approximately ￦177 billion of capital to UAMCO, of which approximately ￦87 billion has been contributed to date. Upon the fulfillment of such capital contribution commitments from us and the seven other banks, UAMCO may request a loan from the seven banks holding a 14% equity interest in UAMCO, which includes us, of up to a combined ￦2 trillion, upon which such seven banks must use their best efforts to fulfill such request pro rata to their ownership interests. Therefore, we have neither control nor significant influence over UAMCO.

Pursuant to a memorandum of understanding among the Financial Services Commission and seven banks, including us, a private equity fund was established in June 2011 to acquire approximately ￦1.2 trillion of non-performing bank loans to construction companies in workout, restructuring or rehabilitation. The general partner of the fund is UAMCO and the limited partners consist of the seven banks and other investors. The fund purchases non-performing bank loans at market price and the funds required to purchase such loans are contributed or lent by the same banks that sell such loans to the fund. In June 2011, we agreed to make a capital commitment of ￦148 billion and provide a ￦109 billion revolving loan facility to the fund. From June to December 2011, we contributed the entire amount of our capital commitment to the fund in connection with its purchase of ￦443 billion of non-performing loans from us. In 2012, we made an additional capital contribution of ￦44 billion to the fund in connection with its purchase of ￦44 billion of non-performing loans from us. We have determined that we have significant influence over the private equity fund.

Under the terms of our sale of loans to UAMCO and the private equity fund, we are not required to repurchase any such loans, provide post-sale price adjustments or otherwise continue to be involved with such loans subsequent to their sale in any material respect. In addition, UAMCO and the private equity fund have the practical ability to sell non-performing loans in their entirety to unrelated third parties and are able to exercise such ability unilaterally without the need to impose additional restrictions, notwithstanding our ownership interest. Therefore, we believe we have not retained control over the transferred assets, and non-performing loans sold to UAMCO in 2014, 2015 and 2016 were derecognized in accordance with IAS 39, Financial Instruments—Recognition and Measurement.

Structured companies.  We transfer non-performing loans to structured companies, of which we do not have control over the significant operations. Most of the structured companies are investment funds that specialize in acquiring non-performing loans from Korean financial institutions, including us. In addition, we have not provided any financial guarantees or credit facilities nor invested in any such investment funds. As such, we believe that we have transferred substantially all of the risks and rewards of the relevant non-performing loans to the structured companies and have derecognized all non-performing loans that were transferred to structured companies in 2014, 2015 and 2016.

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

Allocation and Analysis of Allowances for Credit Losses

The following table presents, as of the dates indicated, the allocation of our allowances for credit losses by loan type:

	As of December 31,
	2012			2013(1)			2014			2015			2016
	(in billions of Won, except percentages)
Domestic
Corporate
Commercial and industrial	￦	2,543	72.6%	￦	2,336	69.9%	￦	1,781	68.3%	￦	1,297	63.2%	￦	975	52.7%
Lease financing		4	0.1		—	—		—	—		—	—		—	—
Trade financing		205	5.8		313	9.4		151	5.8		217	10.6		277	14.9
Other commercial		298	7.0		229	6.9		157	6.0		135	6.6		183	9.8

Total corporate		3,050	85.5		2,878	86.2		2,089	80.1		1,649	80.4		1,435	77.4
Consumer
General purpose household(2)		307	8.6		284	8.5		301	11.5		184	9.0		149	8.0
Mortgage		20	0.6		15	0.4		19	0.7		11	0.5		9	0.5

Total consumer		327	9.2		299	8.9		320	12.2		195	9.5		158	8.5
Credit cards		128	3.6		106	3.2		129	4.9		146	7.1		155	8.4

Total domestic		3,505	98.3		3,283	98.3		2,538	97.2		1,990	97.0		1,748	94.3
Foreign
Corporate
Commercial and industrial		57	1.6		53	1.7		56	2.2		44	2.2		92	5.0
Trade financing		1	0.0		1	—		4	0.2		4	0.2		1	0.1
Other commercial		2	0.1		—	—		—	—		3	0.1		1	0.1

Total corporate		60	1.7		54	1.7		60	2.4		51	2.5		94	5.2
Consumer		—	—		—	—		11	0.4		10	0.5		9	0.5

Total foreign		60	1.7		54	1.7		71	2.8		61	3.0		103	5.7

Total allowance for credit losses(3)	￦	3,565	100.0%	￦	3,337	100.0%	￦	2,609	100.0%	￦	2,051	100.0%	￦	1,851	100.0%

(1)	The amounts as of December 31, 2013 exclude certain former subsidiaries classified as a disposal group held for distribution or sale.
(2)	Includes home equity loans.
(3)	Not including due from banks and other receivables

The following table presents an analysis of the changes in our allowances for credit losses for each of the years indicated, in each case including discontinued operations:

	Year ended December 31,
	2012		2013		2014		2015		2016
	(in billions of Won)
Balance at the beginning of the period	￦	3,759	￦	3,565	￦	3,337	￦	2,609	￦	2,051
Bad debt expenses for the period		2,107		2,557		1,076		1,029		822
Increase on repurchases of non-performing loans		—		—		—		—		—
Gross charge-offs
Domestic
Corporate
Commercial and industrial		(1,545)		(1,462)		(1,037)		(1,016)		(613)
Lease financing		(10)		—		—		—		—
Trade financing		(108)		(108)		(62)		(82)		(67)
Other commercial		(117)		(47)		(68)		(30)		(19)

Total corporate		(1,780)		(1,617)		(1,167)		(1,128)		(699)
Consumer
General purpose household(1)		(188)		(179)		(113)		(237)		(152)
Mortgage		(2)		(1)		(2)		(3)		(3)

Total consumer		(190)		(180)		(115)		(240)		(155)
Credit cards		(186)		(172)		(163)		(198)		(242)
Total domestic		(2,156)		(1,969)		(1,445)		(1,566)		(1,096)
Foreign		(60)		(8)		(7)		(11)		(23)
Allowances relating to loans sold		(163)		(161)		(150)		(141)		(115)

Total gross charge-offs		(2,379)		(2,138)		(1,602)		(1,718)		(1,234)
Recoveries:
Domestic
Corporate
Commercial and industrial		152		140		53		158		153
Lease financing		1		—		—		—		—
Trade financing		17		14		6		19		18
Other commercial		14		13		6		20		21

Total corporate		184		167		65		197		192
Consumer
General purpose household(1)		46		34		6		16		29
Mortgage		8		8		3		13		25

Total consumer		54		42		9		29		54
Credit cards		34		26		28		34		44

Total domestic		272		235		102		260		290
Foreign		3		1		1		1		—

Total recoveries		275		236		103		261		290

Net charge-offs		(2,104)		(1,902)		(1,499)		(1,457)		(944)
Foreign exchange translation effects		(2)		(1)		1		—		1
Others(2)		(195)		(225)		(306)		(130)		(79)
Adjustment from discontinued operations		—		(657)		—		—		—

Balance at the end of the period	￦	3,565	￦	3,337	￦	2,609	￦	2,051	￦	1,851

Ratio of net charge-offs during the period to average loans outstanding during the period		1.2%		1.0%		0.8%		0.7%		0.4%

(1)	Includes home equity loans.
(2)	Includes unwinding of discount.

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

In 2002, the Financial Services Commission established the Credit Counseling and Recovery Service based upon an agreement among approximately 160 financial institutions in Korea. Upon application to the Credit Counseling and Recovery Service and approval by creditor financial institutions representing a majority of the outstanding unsecured debt and two-thirds of the outstanding secured debt, a qualified “credit delinquent person” with outstanding debts to two or more financial institutions in an aggregate amount not exceeding ￦500 million may participate in an individual work-out program designed to restructure such person’s debt and rehabilitate such person’s credit. The aggregate amount of our loans which became subject to such individual work-out programs in 2016 was ￦38 billion. In 2016, we recovered approximately ￦4 billion with respect to our loans subject to such individual work-out programs.

Under the Korean Debtor Recovery and Bankruptcy Law, a qualified individual debtor with outstanding debts in an aggregate amount not exceeding threshold amounts of ￦500 million of unsecured debt and/or ￦1 billion of secured debt may restructure his or her debts through a court-supervised debt restructuring that is binding on creditors. The aggregate amount of our loans which became subject to such court-supervised debt restructuring in 2016 was ￦235 billion. In 2016, we recovered ￦24 billion with respect to our loans subject to such court-supervised debt restructuring.

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

In March 2009, the Financial Services Commission requested Korean banks, including us, to establish a “pre-workout program,” including a credit counseling and recovery service, for retail borrowers with outstanding short-term debt. Under the pre-workout program, maturity extensions and/or interest rate adjustments are provided for retail borrowers with total loans of less than ￦1.5 billion (consisting of no more than ￦500 million of unsecured loans and ￦1 billion of secured loans) who are in arrears on their payments for more than 30 days but less than 90 days. The aggregate amount of consumer credit (including credit card receivables) we provided which became subject to the pre-workout program in 2016 was ￦28.8 billion. See “Item 3D. Risk Factors—Risks relating to our consumer credit portfolio—We may experience increases in delinquencies in our consumer loan and credit card portfolios.”

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

Our investments in foreign currencies are subject to certain limits and restrictions specified in our internal guidelines relating to country exposure, a single issuer and type of security exposure, and total investments by individual business groups.

Book Value and Fair Value

The following table sets out the book value and fair value of securities in our portfolio as of the dates indicated:

	As of December 31,
	2014				2015				2016
	Book Value		Fair Value		Book Value		Fair Value		Book Value		Fair Value
	(in billions of Won)
Financial assets at fair value through profit and loss
Financial assets held for trading
Equity securities	￦	100	￦	100	￦	63	￦	63	￦	36	￦	36
Beneficiary certificates		48		48		14		14		24		24
CMA securities		32		32		—		—		—		—
Others		15		15		10		10		4		4
Debt securities
Korean treasury and government agencies		669		669		798		798		519		519
Financial institutions		927		927		1,175		1,175		1,445		1,445
Corporate		621		621		644		644		681		681

Total—Financial assets held for trading	￦	2,412	￦	2,412	￦	2,704	￦	2,704	￦	2,709	￦	2,709

Financial assets designated at FVTPL
Equity-linked securities	￦	6	￦	6	￦	—	￦	—	￦	—	￦	—
Debt securities		—		—		1		1		4		4
Equity securities		11		11		12		12		13		13

Total—Financial assets designated at FVTPL	￦	17	￦	17	￦	13	￦	13	￦	17	￦	17

Available-for-sale financial assets
Equity securities	￦	1,421	￦	1,421	￦	1,338	￦	1,338	￦	1,454	￦	1,454
Beneficiary certificates		3,453		3,453		1,118		1,118		2,822		2,822
Others		700		700		726		726		494		494
Debt securities
Korean treasury and government agencies		3,172		3,172		3,559		3,559		3,789		3,789
Financial institutions		6,731		6,731		5,626		5,626		6,314		6,314
Corporate		2,827		2,827		3,888		3,888		4,409		4,409
Asset backed securities		158		158		258		258		249		249
Foreign currency bonds		299		299		638		638		1,212		1,212
Others		50		50		20		20		75		75

Total—Available-for-sale financial assets	￦	18,811	￦	18,811	￦	17,171	￦	17,171	￦	20,818	￦	20,818

Held-to-maturity financial assets
Debt securities
Korean treasury and government agencies	￦	4,128	￦	4,211	￦	3,367	￦	3,431	￦	3,754	￦	3,774
Financial institutions		4,390		4,427		4,138		4,164		5,169		5,173
Corporate		4,470		4,573		6,021		6,123		4,823		4,874
Foreign currency bonds		56		56		96		96		164		164

Total—Held-to-maturity financial assets	￦	13,044	￦	13,267	￦	13,622	￦	13,814	￦	13,910	￦	13,985

Total securities	￦	34,284	￦	34,507	￦	33,510	￦	33,702	￦	37,454	￦	37,529

Maturity Analysis

The following table categorizes our debt securities by maturity and weighted average yield as of December 31, 2016:

	As of December 31, 2016
	Within 1 year			Over 1 but Within 5 years			Over 5 but Within 10 years			Over 10 years			Total
	(in billions of Won, except percentages)
	Amount		Weighted Average Yield(1)	Amount		Weighted Average Yield(1)	Amount		Weighted Average Yield(1)	Amount		Weighted Average Yield(1)	Amount		Weighted Average Yield(1)
Financial assets at fair value through profit or loss:
Financial assets held for trading
Korean treasury and government agencies	￦	96	3.12%	￦	305	2.27%	￦	118	2.35%	￦	—	—%	￦	519	2.45%
Financial institutions		510	1.78		894	1.52		41	2.99		—	—		1,445	1.65
Corporate		451	2.96		199	2.62		31	2.78		—	—		681	2.85

Total	￦	1,057	2.41%	￦	1,398	1.84%	￦	190	2.55%	￦	—	—%	￦	2,645	2.12%

Financial assets designated at fair value through profit or loss
Corporate	￦	—	—%	￦	4	1.03%	￦	—	—%	￦	—	—%	￦	4	1.03%
Available-for-sale financial assets
Korean treasury and government agencies	￦	1,666	2.83%	￦	1,850	2.16%	￦	238	2.33%	￦	35	2.21%	￦	3,789	2.47%
Financial institutions		4,455	1.99		1,849	1.64		—	—		10	2.10		6,314	1.89
Corporate		2,178	2.66		2,130	2.16		98	2.56		3	1.72		4,409	2.41
Asset backed securities		100	2.73		80	2.91		69	5.81		—	—		249	3.65
Foreign currency bonds		314	3.02		811	2.30		40	1.47		47	2.78		1,212	2.48
Others		70	2.22		5	4.96		—	—		—	—		75	2.40

Total	￦	8,783	2.36%	￦	6,725	2.05%	￦	445	2.85%	￦	95	2.47%	￦	16,048	2.24%

Held-to-maturity financial assets
Korean treasury and government agencies	￦	1,580	2.95%	￦	2,149	2.60%	￦	25	4.69%	￦	—	—%	￦	3,754	2.76%
Financial institutions		3,297	1.71		1,872	1.75		—	—		—	—		5,169	1.72
Corporate		1,308	3.57		2,568	2.73		816	2.42		131	1.81		4,823	2.88
Foreign currency bonds		106	4.48		28	5.86		17	4.03		13	6.42		164	4.83

Total	￦	6,291	2.45%	￦	6,617	2.42%	￦	858	2.52%	￦	144	2.24%	￦	13,910	2.44%

(1)

The weighted average yield for the portfolio represents the yield to maturity for each individual security, weighted using its book value (which is the amortized cost in the case of held-to-maturity financial assets and the fair value in the case of available-for-sale financial assets and financial assets at fair value through profit or loss).

Risk Concentrations

As of December 31, 2016, we held the following securities of individual issuers where the aggregate book value of those securities exceeded 10% of our owners’ equity at such date. As of December 31, 2016, our owners’ equity was ￦20,386 billion.

	As of December 31, 2016
	Book Value		Market Value
	(in billions of Won)
Name of issuer:
Korean government	￦	7,894	￦	7,914
The Bank of Korea		6,646		6,643
Korea Housing Finance Corporation		3,499		3,518
The Korea Development Bank		3,301		3,308

Total	￦	21,340	￦	21,383

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

Customer deposits are our principal funding source. Customer deposits accounted for 80.7% of our total funding as of December 31, 2014, 82.2% of our total funding as of December 31, 2015 and 82.8% of our total funding as of December 31, 2016.

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

As of December 31, 2016, approximately 87.1% of our total funding was denominated in Won.

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

	For the year ended December 31,
	2014(1)			2015			2016
	Average Balance(2)		Average Cost	Average Balance(2)		Average Cost	Average Balance(2)		Average Cost
	(in billions of Won, except percentages)
Demand deposits	￦	9,312	0.45%	￦	8,376	0.51%	￦	9,742	0.78%
Time deposits and savings deposits		153,789	2.07		168,212	1.53		181,073	1.20
Certificates of deposit		1,984	2.72		1,880	1.91		3,476	1.70
Other deposits(3)		14,386	1.15		19,294	1.22		23,405	1.05

Average total deposits	￦	179,471	1.92%	￦	197,762	1.46%	￦	217,696	1.17%

(1)	The amounts for the years ended December 31, 2014 reflect the classification of certain former subsidiaries as discontinued operations.
(2)	Average balances are based on daily balances for us and on quarterly balances for all of our subsidiaries and our structured companies.
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

Maturities of Certificates of Deposit and Other Time Deposits

The following table presents, as of December 31, 2016, the remaining maturities of our certificates of deposit and other time deposits which had fixed maturities in excess of ￦100 million:

	As of December 31, 2016
	Certificates of Deposit		Other Time Deposits		Total
	(in billions of Won)
Maturing within three months	￦	1,843	￦	24,981	￦	26,824
After three but within six months		869		22,098		22,967
After six but within 12 months		1,013		35,713		36,726
After 12 months		54		3,298		3,352

Total	￦	3,779	￦	86,090	￦	89,869

Long-Term Debt

The aggregate amount of contractual maturities of all long-term debt, which consists of debentures and borrowings with original maturities exceeding one year, as of December 31, 2016 was as follows:

	Amount
	(in billions of Won)
Due in 2017	￦	13,929
Due in 2018		8,075
Due in 2019		4,529
Due in 2020		3,300
Due in 2021		2,154
Thereafter		4,206

Gross long-term debt		36,193
Less: discount		(35)

Total long-term debt, net	￦	36,158

Short-Term Borrowings

The following table presents, for the periods indicated, information regarding our short-term borrowings, with an original maturity of one year or less:

	As of and for the year ended December 31,
	2014(1)		2015		2016
	(in billions of Won, except percentages)
Call money
Year-end balance	￦	1,772	￦	2,039	￦	1,927
Average balance(2)		2,117		2,531		1,991
Maximum balance		4,975		3,712		3,250
Average interest rate(3)		1.4%		1.3%		1.3%
Year-end interest rate		0.2~3.9%		0.3~5.2%		0.0~5.1%
Borrowings from the Bank of Korea(4)
Year-end balance	￦	803	￦	1,476	￦	1,599
Average balance(2)		587		1,335		1,474
Maximum balance		806		1,580		1,608
Average interest rate(3)		0.9%		0.7%		0.7%
Year-end interest rate		0.5~1.0%		0.5-0.8%		0.5~0.8%
Other short-term borrowings(5)
Year-end balance	￦	6,882	￦	7,095	￦	5,974
Average balance(2)		6,397		7,078		7,192
Maximum balance		7,415		7,905		9,722
Average interest rate(3)		1.6%		1.5%		1.3%
Year-end interest rate		0.4~4.1%		0.2~3.8%		0.0~2.9%

(1)	The amounts as of and for the years ended December 31, 2014 reflect the classification of certain former subsidiaries as discontinued operations.
(2)	Average balances are based on daily balances for us and on quarterly balances for all of our subsidiaries and our structured companies.
(3)	Average interest rates for the year are calculated by dividing the total interest expense by the average amount borrowed.
(4)	Borrowings from the Bank of Korea generally mature within one month for borrowings in Won and six months for borrowings in foreign currencies.
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

All banks must meet minimum ratios of Tier I and Tier II capital (less any capital deductions) to risk-weighted assets, determined in accordance with Financial Services Commission requirements that have been formulated based on BIS standards. These requirements were adopted and became effective in 1996, and were amended effective January 1, 2008 upon the implementation by the Financial Supervisory Service of Basel II. Under such requirements, all domestic banks and foreign bank branches must meet a minimum ratio of Tier I and Tier II capital (less any capital deductions) to risk-weighted assets of 8.0%. Commencing in July 2013, the Financial Services Commission promulgated amended regulations implementing Basel III in Korea, pursuant to which Korean banks and bank holding companies were required to maintain a minimum ratio of Tier I common equity capital to risk-weighted assets of 3.5% and Tier I capital to risk-weighted assets of 4.5% from December 1, 2013, which minimum ratios were increased to 4.0% and 5.5%, respectively, from January 1, 2014 and increased further to 4.5% and 6.0%, respectively, from January 1, 2015. Such requirements are in addition to the pre-existing requirement for a minimum ratio of Tier I and Tier II capital (less any capital deductions) to risk-weighted assets of 8.0%, which remains unchanged. The amended regulations also require an additional capital conservation buffer of 0.625% in 2016 and 1.25% in 2017, with such buffer to increase in stages each subsequent year to 2.5% by 2019, as well as a potential counter-cyclical capital buffer of up to 2.5% starting in 2016, which is determined on a quarterly basis by the Financial Services Commission. Furthermore, we were designated as one of five domestic systemically important banks for 2016 by the Financial Services Commission and were subject to an additional capital requirement of 0.25% in 2016. In December 2016, we were designated as a domestic systemically important bank for 2017, which would subject us to an additional capital requirement of 0.50% in 2017, if deemed necessary, with such potential requirement to increase in stages to 1.0% by 2019.

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

Liquidity

All banks are required to ensure adequate liquidity by matching the maturities of their assets and liabilities in accordance with the Regulation on the Supervision of the Banking Business. Banks may not invest an amount exceeding 100% of their Tier I and Tier II capital (less any capital deductions) in equity securities and certain other securities with a redemption period of over three years. This stipulation does not apply to Korean government bonds, Monetary Stabilization Bonds issued by the Bank of Korea or debentures and stocks referred to in items 1 and 2, respectively, of paragraph (6) of Article 11 of the Act on the Improvement of the Structure of the Financial Industry. The Financial Services Commission uses the liquidity coverage ratio, defined as the ratio of highly liquid assets to total net cash outflows over a one-month period, as the principal liquidity risk management measure, and currently requires each Korean bank to:

•

maintain a liquidity coverage ratio of not less than 90%, from January 1, 2017 until December 31, 2017, with such minimum liquidity coverage ratio to increase in increments of 5% per annum to 100% by 2019;

•

maintain a foreign currency liquidity coverage ratio of not less than 60% from January 1, 2017 until December 31, 2017, with such minimum foreign currency liquidity coverage ratio to increase in increments of 10% per annum to 80% by 2019; provided, however, that the foreign currency liquidity ratio (defined as the ratio of foreign currency assets due within three months to foreign currency liabilities due within three months) would apply if the amount of foreign currency assets and the ratio of foreign currency liabilities to total liabilities are less than the respective amount and ratio specified under the Bank Act and the regulations thereunder; and

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

Furthermore, under the Regulation on the Supervision of the Banking Business, we are required to maintain a minimum “mid- to long-term foreign exchange funding ratio” of 100%. “Mid-to long term foreign exchange funding ratio” refers to the ratio of (1) the total outstanding amount of foreign exchange borrowing with a maturity of more than one year to (2) the total outstanding amount of foreign exchange lending with a maturity of one year or more.

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

(i)	loans bearing no profit made to a single business group in an amount exceeding 10% of the sum of the bank’s Tier I and Tier II capital (less any capital deductions) as of the end of the previous month (where the loan exposure to that borrower is calculated pursuant to the criteria under the Detailed Regulation on the Supervision of the Banking Business), unless the loan exposure to that group is not more than ￦4 billion; and

(ii)	any loss due to court judgments or similar decisions in civil proceedings in an amount exceeding 1% of the sum of the bank’s Tier I and Tier II capital (less any capital deductions) as of the end of the previous month, unless the loss is not more than ￦1 billion.

Restrictions on Lending

Pursuant to the Bank Act, commercial banks may not provide:

•	loans directly or indirectly secured by a pledge of a bank’s own shares;

•	loans directly or indirectly to enable a natural or juridical person to buy the bank’s own shares;

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

A bank may possess real estate property only to the extent necessary for the conduct of its business. The aggregate value of such property may not exceed 60% of the sum of the bank’s Tier I and Tier II capital (less any capital deductions). Any property that a bank acquires by exercising its rights as a secured party, or which a bank is prohibited from acquiring under the Bank Act, must be disposed of within three years, unless specified otherwise by the regulations thereunder.

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

Regulations on Credit Card Business

General

In order to enter the credit card business, a company must register with the Financial Services Commission. Credit card businesses are governed by the Specialized Credit Financial Business Act, enacted on August 28,

1997 and last amended on March 29, 2016, which sets forth specific requirements with respect to the credit card business as well as generally prohibiting unsound business practices relating to the credit card business which may infringe on the rights of credit card holders or negatively affect the soundness of the credit card industry. Credit card companies, including our wholly-owned subsidiary, Woori Card, are regulated by the Financial Services Commission and the Financial Supervisory Service.

Disclosure and Reports

Under the Specialized Credit Financial Business Act and the regulations thereunder, a credit card company is required to disclose on a periodic and on-going basis certain material matters and events. In addition, a credit card company must submit its business reports with respect to its results of operations to the Governor of the Financial Supervisory Service within one month from the end of each quarter for quarterly reports and within ten days from the end of each month for monthly reports.

Restrictions on Funding

Under the Specialized Credit Financial Business Act and the regulations thereunder, a credit card company must ensure that its total assets do not exceed an amount equal to six times its equity capital and that the ratio of its adjusted equity capital to its adjusted total assets is not less than 8%.. However, if a credit card company is unable to comply with such limit upon the occurrence of unavoidable events, such as drastic changes in the domestic and global financial markets, such limit may be adjusted through a resolution of the Financial Services Commission.

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

Act on the Corporate Governance of Financial Institutions

The Act on the Corporate Governance of Financial Institutions, which became effective on August 1, 2016, was enacted to address the need for strengthened regulations on corporate governance of financial institutions and to serve as a uniform set of regulations on corporate governance matters applicable to financial institutions across a variety of industry sectors. It contains several key measures, including (i) eligibility requirements for officers of financial institutions and standards for determining whether officers of financial institutions may hold concurrent positions in other companies, (ii) standards for composition and operation of the board of directors of financial institutions, (iii) standards for establishment, composition and operation of various committees of the board of directors of financial institutions, (iv) regulations on internal control and risk management, (v) requirements and procedures for the approval of a change of major shareholders and (vi) special regulations to protect the rights of minority shareholders of financial institutions.

Item 4C.	Organizational Structure

The following chart provides an overview of our structure, including our significant subsidiaries and our ownership of such subsidiaries as of the date of this annual report:

We are the direct or indirect parent company of a number of subsidiaries. The following table provides summary information for our subsidiaries (other than structured companies) that are consolidated in our consolidated financial statements as of and for the year ended December 31, 2016:

Subsidiary	Percentage of Ownership	Total Assets		Shareholders’ Equity		Operating Revenue		Net Income
	(in millions of Won)
Woori Card Co., Ltd.	100.0%	￦	7,606,108	￦	1,425,215	￦	1,555,373	￦	109,393
Woori Investment Bank Co., Ltd.	58.2%		1,576,627		172,061		178,572		23,872
Woori FIS Co., Ltd.	100.0%		141,329		35,508		244,783		1,048
Woori Finance Research Institute Co., Ltd.	100.0%		3,710		3,376		4,445		108
Woori Credit Information Co., Ltd..	100.0%		31,292		26,876		27,884		543
Woori Fund Service Co., Ltd.	100.0%		11,386		10,014		7,787		1,011
Woori Private Equity Co., Ltd.	100.0%		97,338		44,094		2,154		312
Korea BTL Infrastructure Fund.	99.9%		784,770		784,471		33,476		29,617
Woori America Bank.	100.0%		2,186,049		212,786		73,909		15,266
Woori Bank (China) Limited.	100.0%		4,984,017		517,205		475,174		32,025
PT Bank Woori Saudara Indonesia 1906, Tbk	74.0%		2,089,822		396,711		179,014		24,573
AO Woori Bank.	100.0%		239,860		51,386		16,221		5,650
Woori Brazil Bank.	100.0%		241,229		35,186		17,059		2,786
Woori Global Market Asia Limited	100.0%		272,008		124,427		7,255		1,863
Woori Finance Cambodia	100.0%		32,405		7,654		4,545		1,250
Woori Finance Myanmar	100.0%		4,305		1,654		380		(613)
Wealth Development Bank Corp.	51.0%		209,779		35,333		12,519		1,248
Woori Bank Vietnam Limited	100.0%		159,223		158,945		—		(346)

Item 4D.	Property, Plants and Equipment

Our registered office and corporate headquarters, with a total area of approximately 97,222 square meters, are located at 51, Sogong-ro, Jung-gu, Seoul, Korea. Information regarding certain of our properties in Korea as of December 31, 2016 is presented in the following table:

Type of Facility/Building	Location	Area
		(square meters)
Woori Bank registered office and corporate headquarters	51, Sogong-ro, Jung-gu, Seoul, Korea 04632	97,222
Woori FIS registered office and corporate headquarters	17, World Cup buk-ro 60-gil, Mapo-gu, Seoul, Korea 03921	37,442

As of December 31, 2016, we had a network of 894 banking branches in Korea, 238 of which are housed in buildings owned by us, while the remaining branches are leased properties. Lease terms are generally from two to three years and seldom exceed five years. We also have subsidiaries in the United States, China, Hong Kong, Russia, Indonesia, Cambodia, Brazil, Myanmar, the Philippines and Vietnam and branches, agencies and representative offices across the world. See “Item 4B. Business Overview—Capital Markets Activities—International Banking.” We do not own any material properties outside of Korea.

The net book value of all the properties owned by us as of December 31, 2016 was ￦2,458 billion.

Item 4A.	UNRESOLVED STAFF COMMENTS

We do not have any unresolved comments from the U.S. Securities and Exchange Commission staff regarding our periodic reports under the Exchange Act.

Item 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Item 5A.	Operating Results

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

Trends in the Korean Economy

Our financial position and results of operations have been and will continue to be significantly affected by financial and economic conditions in Korea. Substantial growth in lending in Korea to small- and medium-sized enterprises in recent years, and financial difficulties experienced by such enterprises as a result of, among other things, adverse economic conditions in Korea and globally, may lead to increasing delinquencies and a deterioration in overall asset quality in the credit exposures of Korean banks to small- and medium-sized enterprises. Our loans to small- and medium-sized enterprises increased from ￦67,115 billion as of December 31, 2015 to ￦68,434 billion as of December 31, 2016. In 2016, we recorded charge-offs of ￦469 billion in respect of our Won-denominated loans to small- and medium-sized enterprises, compared to charge-offs of ￦472 billion in 2015. See “Item 3D. Risk Factors—Risks relating to our corporate credit portfolio—The largest portion of our exposure is to small- and medium-sized enterprises, and financial difficulties experienced by companies in this segment may result in a deterioration of our asset quality and have an adverse impact on us.”

In recent years, commercial banks, consumer finance companies and other financial institutions in Korea have also made significant investments and engaged in aggressive marketing in consumer lending (including mortgage and home equity loans), leading to substantially increased competition in this segment. Furthermore, in 2014 and 2015, the Korean government implemented several measures to encourage consumer spending and revive the housing market in Korea, including loosening regulations on mortgage lending, which contributed to an increase in our consumer loan portfolio from ￦93,448 billion as of December 31, 2015 to ￦104,484 billion as of December 31, 2016. However, the Korean government introduced measures in the second half of 2016 to tighten regulations on mortgage lending and housing subscription in response to the rapid growth in consumer debt and concerns over speculative investments in real estate in certain areas. Signs of decreases in housing prices following the implementation of such measures, together with the high level of consumer debt, could result in further declines in consumer spending and reduced economic growth, which may lead to increasing delinquencies and a deterioration in asset quality. In 2016, we recorded charge-offs of ￦155 billion and provisions for credit losses of ￦77 billion in respect of our consumer loan portfolio, compared to charge-offs of ￦240 billion and provisions for credit losses of ￦103 billion in 2015. See “Item 3D. Risk Factors—Risks relating to our consumer credit portfolio.”

The Korean economy is closely tied to, and is affected by developments in, the global economy. The overall prospects for the Korean and global economy in 2017 and beyond remain uncertain. In recent years, the global financial markets have experienced significant volatility as a result of, among other things:

•	the financial difficulties affecting many governments worldwide, in particular in Europe and Latin America;

•	the slowdown of economic growth in China and other major emerging market economies;

•	interest rate fluctuations as well as the possibility of further increases in policy rates by the U.S. Federal Reserve and other central banks; and

•

political and social instability in various countries in the Middle East, including Syria, Iraq and Egypt, as well as the recent referendum in the United Kingdom in June 2016, in which a majority of voters voted in favor of Brexit.

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

As a result of volatile conditions and weakness in the Korean and global economies, as well as factors such as the uncertainty surrounding the global financial markets, fluctuations in oil and commodity prices, interest and exchange rate fluctuations, higher unemployment, lower consumer confidence, increased stock market volatility, potential tightening of fiscal and monetary policies and continued tensions with North Korea, the economic outlook for the financial services sector in Korea in 2017 and for the foreseeable future remains uncertain.

Privatization Plan

The Korean government, which currently owns 21.37% of our outstanding common stock through the KDIC, has been implementing a privatization plan with respect to Woori Finance Holdings and its former subsidiaries, including us. Pursuant to such plan, in May 2014, Woori Finance Holdings established KJB

Financial Group and KNB Financial Group through a spin-off of its businesses related to the holding of the shares and thereby controlling the business operations of Kwangju Bank and Kyongnam Bank, respectively. As a result of such spin-off, KJB Financial Group became the owner of the shares of Kwangju Bank previously held by Woori Finance Holdings, and KNB Financial Group became the owner of the shares of Kyongnam Bank previously held by Woori Finance Holdings. Woori Finance Holdings no longer owned any shares of Kwangju Bank or Kyongnam Bank, and neither they nor their new holding companies were its subsidiaries, after the spin-off. Following such spin-off, each of these banks was merged with its holding company, and in October 2014, the KDIC sold its 56.97% ownership interest in Kwangju Bank and Kyongnam Bank to JB Financial Group and BS Financial Group, respectively. In addition, in March 2014, Woori Finance Holdings sold its 52.0% ownership interest in Woori Financial to KB Financial Group. In May 2014, Woori Finance Holdings also sold its 100.0% ownership interest in Woori Asset Management to Kiwoom Securities and sold its 100.0% ownership interest in Woori F&I to Daishin Securities. In June 2014, Woori Finance Holdings sold its 37.9% ownership interest in Woori Investment & Securities, its 51.6% ownership interest in Woori Aviva Life Insurance and its 100.0% ownership interest in Woori FG Savings Bank to NongHyup Financial Group in a collective sale. As a result of such sales, Woori Investment & Securities, Woori Asset Management, Woori Aviva Life Insurance, Woori FG Savings Bank, Woori F&I and Woori Financial were no longer subsidiaries of Woori Finance Holdings, and it no longer owned any shares in such former subsidiaries. See “Item 4A. History and Development of the Company—Privatization Plan.”

In light of such dispositions during 2014, Kwangju Bank, Kyongnam Bank, Woori Investment & Securities, Woori Aviva Life Insurance, Woori Asset Management, Woori Financial, Woori FG Savings Bank and Woori F&I were classified as a disposal group held for distribution or sale, and their operations were accounted for as discontinued operations, in our consolidated statement of comprehensive income for the year ended December 31, 2014 included in this annual report. Accordingly, in general, our financial information as for the year ended December 31, 2014 appearing below does not include financial data with respect to such discontinued operations. For further information regarding such discontinued operations, see Notes 46 and 47 of the notes to our consolidated financial statements included elsewhere in this annual report.

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

	June 30, 2012		Dec. 31, 2012		June 30, 2013		Dec. 31, 2013		June 30, 2014		Dec. 31, 2014		June 30, 2015		Dec. 31, 2015		June 30, 2016		Dec. 31, 2016
KOSPI		1,854.01		1,997.05		1,863.32		2,011.34		2,002.21		1,915.59		2,074.20		1,961.31		1,970.35		2,026.46
￦/US$ exchange rates(1)	￦	1,141.17	￦	1,063.24	￦	1,141.45	￦	1,055.25	￦	1,011.60	￦	1,090.89	￦	1,117.34	￦	1,169.26	￦	1,154.15	￦	1,203.73
Corporate bond rates(2)		3.9%		3.4%		3.5%		3.6%		3.4%		2.8%		2.5%		2.6%		2.3%		2.8%
Treasury bond rates(3)		3.3%		2.8%		2.9%		2.8%		2.6%		2.1%		1.8%		1.7%		1.3%		1.6%

(1)	Represents the noon buying rate on the dates indicated.
(2)	Measured by the yield on three-year Korean corporate bonds rated as A+ by the Korean credit rating agencies.
(3)	Measured by the yield on three-year treasury bonds issued by the Ministry of Strategy and Finance of Korea.

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

Our consolidated financial statements for the year ended December 31, 2016 included a total allowance for credit losses of ￦2,027 billion as of that date. We recorded provisions for credit losses of ￦891 billion in 2016.

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

Our consolidated financial statements for the year ended December 31, 2016 included financial assets measured at fair value using a valuation technique of ￦23,060 billion, representing 86.7% of total financial assets measured at fair value, and financial liabilities measured at fair value using a valuation technique of ￦3,782 billion, representing 99.2% of total financial liabilities measured at fair value. As used herein, the fair value using a valuation technique means the fair value at Level 2 and Level 3 in the fair value hierarchy.

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

Our consolidated financial statements for the year ended December 31, 2016 included deferred tax assets and liabilities of ￦232 billion and ￦22 billion, respectively, as of that date.

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

Our consolidated financial statements for the year ended December 31, 2016 included the value of goodwill of ￦125 billion as of that date.

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

Defined Benefit Obligations

Our accounting policy for the recognition of defined benefit obligations is described in Notes 2-(21) and 3-(5) of the notes to our consolidated financial statements.

We operate both defined contribution and defined benefit pension plans for our employees. Contributions to the defined contribution plan are recognized as employee benefit expenses in the period in which an employee has rendered services entitling them to the contributions. For defined benefit pension plans, the cost of providing benefits is determined using the Projected Unit Credit Method, with actuarial valuations being carried out at the end of each reporting period. Remeasurement, which comprises actuarial gains and losses, the effect of the changes to the asset ceiling (if applicable) and the return on plan assets (excluding interest), is reflected immediately in our statement of financial position with a charge or credit recognized in other comprehensive income in the period in which it occurs.

Remeasurement recognized in other comprehensive income is reflected immediately in retained earnings and will not be reclassified to profit or loss. Past service cost is recognized in profit or loss in the period of a plan amendment. Net interest is calculated by applying the discount rate at the beginning of the period to the net defined benefit liability or asset. Defined benefit costs are composed of service cost (including current and past service costs, as well as gains and losses on curtailments and settlements), net interest expense (income) and remeasurement. We present the service cost and net interest expense (income) components in profit or loss, and the remeasurement component in other comprehensive income. Curtailment gains and losses are accounted for as past service costs.

The defined benefit obligations recognized in our consolidated statement of financial position represent the actual deficit or surplus in our defined benefit plans. Any surplus resulting from this calculation is limited to the present value of any economic benefits available in the form of refunds from the plans or reductions in future contributions to the plans. Liabilities for termination benefits are recognized at the earlier of either (i) when we are not able to cancel our proposal for termination benefits, or (ii) when we have recognized the cost of restructuring that accompanies the payment of termination benefits.

We believe that the estimates related to our recognition of defined benefit obligations are a “critical accounting policy” because: (1) they may be highly susceptible to change from period to period because they require us to make assumptions about discount rates, future wage growth rates, retirement rates and mortality rates; and (2) any significant remeasurement of net defined benefit obligations may have a material impact on our other comprehensive income and retained earnings. Our actuarial assumptions require significant judgment due to the complexities involved in the valuation of our defined benefit obligations and their long-term nature.

For an analysis of the sensitivity of our defined benefit obligations to changes in actuarial assumptions, see Note 24 of the notes to our consolidated financial statements.

Results of Operations

Unless otherwise indicated, the amounts set forth below exclude the results of operations of certain former subsidiaries classified as discontinued operations for 2014. See “—Overview—Privatization Plan.”

Net Interest Income

The following table shows, for the periods indicated, the principal components of our interest income:

	Year ended December 31,						Percentage change
	2014		2015		2016		2015/2014	2016/2015
	(in billions of Won)						(%)
Interest income
Due from banks	￦	104	￦	81	￦	75	(22.1)%	(7.4)%
Loans		8,184		7,700		7,636	(5.9)	(0.8)
Financial assets at fair value through profit or loss		71		63		63	(11.3)	—
Investment financial assets(1)		802		808		700	0.7	(13.4)
Other receivables		50		46		38	(8.0)	(17.4)

Total interest income		9,211		8,698		8,512	(5.6)	(2.1)

Interest expense
Deposits		3,451		2,888		2,547	(16.3)	(11.8)
Borrowings		252		217		215	(13.9)	(0.9)
Debentures		885		708		619	(20.0)	(12.6)
Others		130		123		111	(5.4)	(9.8)

Total interest expense		4,718		3,936		3,492	(16.6)	(11.3)

Net interest income	￦	4,493	￦	4,762	￦	5,020	6.0%	5.4%

Net interest margin(2)		1.82%		1.74%		1.71%

(1)	Includes available-for-sale financial assets and held-to-maturity financial assets.
(2)	The ratio of net interest income to average interest-earning assets.

Comparison of 2016 to 2015

Interest income. Interest income decreased 2.1% from ￦8,698 billion in 2015 to ￦8,512 billion in 2016, primarily as a result of a 13.4% decrease in interest on investment financial assets, which was enhanced by a 0.8% decrease in interest on loans. The average balance of our interest-earning assets increased 7.7% from ￦273,275 billion in 2015 to ￦294,264 billion in 2016, principally due to the growth of our loan portfolio. The effect of this increase was more than offset by a 29 basis point decrease in the average yield on our interest-earning assets from 3.18% in 2015 to 2.89% in 2016, which reflected a decrease in the general level of interest rates in Korea in 2016 compared to 2015.

Our financial assets portfolio consists primarily of investment financial assets, a majority of which comprises debt securities, including those issued by Korean financial institutions, corporations and government-owned or -controlled enterprises. The 13.4% decrease in interest on investment financial assets from ￦808 billion in 2015 to ￦700 billion in 2016 was primarily due to a 51 basis point decrease in the average yield on such assets from 2.74% in 2015 to 2.23% in 2016, which was partially offset by a 6.2% increase in the average balance of such assets from ￦29,513 billion in 2015 to ￦31,348 billion in 2016. The decrease in the average yield on investment financial assets resulted mainly from the decrease in the general level of interest rates in Korea in 2016. The increase in the average balance of investment financial assets principally reflected an increase in the amount of financial institution bonds we held as investment financial assets.

The 0.8% decrease in interest on loans from ￦7,700 billion in 2015 to ￦7,636 billion in 2016 was primarily due to a 40 basis point decrease in the average yield on commercial and industrial loans from 3.68% in 2015 to 3.28% in 2016, which was partially offset by a 3.1% increase in the average volume of such loans from ￦95,241 billion in 2015 to ￦98,202 billion in 2016. The effect of the such decrease was offset in part by a 29.4% increase in the average volume of mortgage loans from ￦34,770 billion in 2015 to ￦45,007 billion in 2016, which in turn was partially offset by a 26 basis point decrease in the average yield on such loans from 3.20% in 2015 to 2.94% in 2016.

The average yields on commercial and industrial loans and mortgage loans decreased mainly due to the decrease in the general level of interest rates in Korea in 2016. The increase in the average volume of commercial and industrial loans was primarily due to increased demand from corporate borrowers as well as our marketing efforts to increase our corporate lending. The increase in the average volume of mortgage loans mainly reflected increased demand for such loans from customers, primarily as a result of the decrease in the general level of interest rates in Korea in 2016.

Overall, the average volume of our loans increased 7.4% from ￦218,213 billion in 2015 to ￦234,287 billion in 2016, and the average yield on our loans decreased 27 basis points, from 3.53% in 2015 to 3.26% in 2016.

Interest expense. Interest expense decreased 11.3% from ￦3,936 billion in 2015 to ￦3,492 billion in 2016, primarily due to an 11.8% decrease in interest expense on deposits, which was enhanced by a 12.6% decrease in interest expense on debentures. The average balance of interest-bearing liabilities increased 7.7% from ￦260,546 billion in 2015 to ￦280,732 billion in 2016, principally due to an increase in the average balance of deposits. The effect of this increase was more than offset by a decrease of 27 basis points in the average cost of interest-bearing liabilities from 1.51% in 2015 to 1.24% in 2016, which was driven mainly by a decrease in the average cost of deposits.

The 11.8% decrease in interest expense on deposits from ￦2,888 billion in 2015 to ￦2,547 billion in 2016 resulted mainly from a 15.8% decrease in interest expense on time and savings deposits from ￦2,573 billion in 2015 to ￦2,166 billion in 2016. The decrease in interest expense on time and savings deposits was mainly due to a 33 basis point decrease in the average cost of such deposits from 1.53% in 2015 to 1.20% in 2016, which was partially offset by a 7.6% increase in the average balance of such deposits from ￦168,212 billion in 2015 to ￦181,073 billion in 2016. The decrease in the average cost of time and savings deposits was primarily attributable to the decrease in the general level of interest rates in Korea in 2016, while the increase in the average volume of such deposits mainly reflected customers’ continuing preference for low-risk products and institutions in Korea in light of the continuing uncertainty in financial markets in 2016.

Overall, the average volume of our deposits increased 10.1% from ￦197,762 billion in 2015 to ￦217,696 billion in 2016, while the average cost of our deposits decreased 29 basis points from 1.46% in 2015 to 1.17% in 2016.

The 12.6% decrease in interest expense on debentures from ￦708 billion in 2015 to ￦619 billion in 2016 was primarily due to a 36 basis point decrease in the average cost of debentures from 3.05% in 2015 to 2.69% in 2016, mainly caused by the lower interest rate environment in Korea in 2016. Such decrease was further enhanced by a 1.1% decrease in the average balance of debentures from ￦23,232 billion in 2015 to ￦22,988 billion in 2016, mainly caused by a decrease in debentures in foreign currency due to the maturity in 2016 of a large amount of such previously issued debentures.

Net interest margin. Net interest margin represents the ratio of net interest income to average interest-earning assets. Our overall net interest margin decreased from 1.74% in 2015 to 1.71% in 2016, as a 7.7% increase in the average balance of our interest-earning assets from ￦273,275 billion in 2015 to ￦294,264 billion in 2016 outpaced a 5.4% increase in net interest income from ￦4,762 billion in 2015 to ￦5,020 billion in 2016. The growth in average interest-earning assets was matched by a 7.7% increase in average interest-bearing liabilities from ￦260,546 billion in 2015 to ￦280,732 billion in 2016, while the decrease in interest income was more than offset by the decrease in interest expense, resulting in an increase in net interest income. The decrease in net interest margin was driven mainly by a decrease in our net interest spread, which represents the difference between the average yield on our interest-earning assets and the average cost of our interest-bearing liabilities, from 1.67% in 2015 to 1.65% in 2016. The decrease in our net interest spread reflected a larger decrease in the average yield on our interest-earning assets compared to the decrease in the average cost of our interest-bearing liabilities from 2015 to 2016, primarily due to the earlier adjustment of interest rates on interest-earning assets compared to interest rates on interest-bearing liabilities in the context of the lower interest rate environment in Korea in 2016.

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

Overall, the average volume of our deposits increased 10.2% from ￦179,471 billion in 2014 to ￦197,762 billion in 2015, while the average cost of our deposits decreased 46 basis points from 1.92% in 2014 to 1.46% in 2015.

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

Net interest margin. Our overall net interest margin decreased from 1.82% in 2014 to 1.74% in 2015, as a 10.6% increase in the average balance of our interest-earning assets from ￦247,145 billion in 2014 to ￦273,275 billion in 2015 outpaced a 6.0% increase in net interest income from ￦4,493 billion in 2014 to ￦4,762 billion in 2015. The growth in average interest-earning assets was matched by an 11.1% increase in average interest-bearing liabilities from ￦234,412 billion in 2014 to ￦260,546 billion in 2015, while the decrease in interest income was more than offset by the decrease in interest expense, resulting in an increase in net interest income. The decrease in net interest margin was driven mainly by a decrease in our net interest spread from 1.72% in 2014 to 1.67% in 2015. The decrease in our net interest spread reflected a larger decrease in the average yield on our interest-earning assets compared to the decrease in the average cost of our interest-bearing liabilities from 2014 to 2015, primarily due to the earlier adjustment of interest rates on interest-earning assets compared to interest rates on interest-bearing liabilities in the context of the lower interest rate environment in Korea in 2015.

Impairment Losses due to Credit Loss

Impairment losses due to credit loss include provisions for credit losses, provisions for guarantees and provisions for unused commitments, in each case net of reversal of provisions.

Comparison of 2016 to 2015

Our impairment losses due to credit loss decreased 13.7% from ￦966 billion in 2015 to ￦834 billion in 2016, primarily due to a 19.9% decrease in provisions for credit losses, net of reversal of provisions for credit losses, which was offset in part by a 57.1% decrease in reversal of provisions for guarantees.

The 19.9% decrease in provisions for credit losses from ￦1,112 billion in 2015 to ￦891 billion in 2016 was mainly attributable to our management’s efforts to improve the overall asset quality of our loan portfolio by increasing the proportion of loans with higher asset quality and strengthening credit review and monitoring procedures.

The 57.1% decrease in reversal of provisions for guarantees from ￦140 billion in 2015 to ￦60 billion in 2016 was mainly attributable to a significant reversal in 2015 of provisions for guarantees provided in respect of certain corporate customers, which was not repeated in 2016.

Comparison of 2015 to 2014

Our impairment losses due to credit loss decreased 11.9% from ￦1,097 billion in 2014 to ￦966 billion in 2015, primarily due to a change in provisions for guarantees, net of reversal of provisions for guarantees, from net provisions of ￦14 billion in 2014 to a net reversal of provisions of ￦140 billion in 2015. Such change was mainly attributable to a significant reversal in 2015 of provisions for guarantees provided in respect of certain corporate customers, as a result of the expiration of such guarantees, as well as a decrease in the demand for guarantees from our corporate customers.

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

Corporate Loans

The following table shows, for the periods indicated, certain information regarding our impaired corporate loans (including government loans and bank loans):

	As of December 31,
	2014(1)	2015	2016
Impaired corporate loans as a percentage of total corporate loans	3.2%	2.1%	1.5%
Allowance for credit losses for corporate loans as a percentage of total corporate loans	1.8	1.3	1.2
Allowance for credit losses for corporate loans as a percentage of impaired corporate loans	55.9	63.0	80.2
Net charge-offs of corporate loans as a percentage of total corporate loans	0.9	0.7	0.4

(1)	The amounts for 2014 include only continuing operations.

During 2016, impaired corporate loans, allowance for credit losses for corporate loans and net charge-offs, each as a percentage of total corporate loans, decreased due to an improvement in the overall credit quality of our corporate loans, notwithstanding a decrease in the total amount of our corporate loans from ￦127,622 billion as of December 31, 2015 to ￦125,643 billion as of December 31, 2016. However, allowance for credit losses for corporate loans as a percentage of impaired corporate loans increased during 2016, as a 10.1% decrease in allowance for credit losses for corporate loans from ￦1,700 billion as of December 31, 2015 to ￦1,528 billion as of December 31, 2016 was outpaced by a 29.4% decrease in impaired corporate loans from ￦2,697 billion as of December 31, 2015 to ￦1,905 billion as of December 31, 2016, which was mainly attributable to redemptions and debt-to-equity conversions of such loans.

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

Consumer Loans and Credit Card Balances

The following table shows, for the periods indicated, certain information regarding our impaired loans to the consumer sector, excluding credit card balances:

	As of December 31,
	2014(1)	2015	2016
Impaired consumer loans as a percentage of total consumer loans	0.6%	0.4%	0.3%
Allowance for credit losses for consumer loans as a percentage of total consumer loans	0.4	0.2	0.2
Allowance for credit losses for consumer loans as a percentage of impaired consumer loans	66.3	57.1	52.5
Net charge-offs of consumer loans as a percentage of total consumer loans	0.1	0.2	0.1

(1)	The amounts for 2014 include only continuing operations.

During 2016, impaired consumer loans and net charge-offs of consumer loans, each as a percentage of total consumer loans, decreased mainly as a result of an improvement in the overall credit quality of our consumer loans by increasing the proportion of such loans extended to consumer borrowers with higher credit scores and strengthening credit review and monitoring procedures, which was enhanced by an increase in the total amount of our consumer loans from ￦93,448 billion as of December 31, 2015 to ￦104,484 billion as of December 31, 2016. Allowance for credit losses for consumer loans as a percentage of impaired consumer loans also decreased, as the degree of impairment of our impaired consumer loans was not as severe in 2016 compared to 2015. Allowance for credit losses for consumer loans as a percentage of total consumer loans remained stable.

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

The following table shows, for the periods indicated, certain information regarding our impaired credit card balances:

	As of December 31,
	2014(1)	2015	2016
Impaired credit card balances as a percentage of total credit card balances(2)	2.6%	2.4%	2.3%
Allowance for credit losses for credit card balances as a percentage of total credit card balances(2)	2.5	2.4	2.3
Allowance for credit losses for credit card balances as a percentage of impaired credit card balances(2)	97.7	101.4	102.0
Net charge-offs of credit card balances as a percentage of total credit card balances(2)	2.6	2.7	3.0

(1)	The amounts for 2014 include only continuing operations.
(2)	Includes corporate credit card balances.

During 2016, impaired credit card balances and allowance for credit losses for credit card balances, each as a percentage of total credit card balances, decreased mainly as a result of an improvement in the overall credit quality of our credit card portfolio, which was enhanced by an increase in the total amount of our credit card balances from ￦6,099 billion as of December 31, 2015 to ￦6,674 billion as of December 31, 2016. However, allowance for credit losses for credit card balances as a percentage of impaired credit card balances remained relatively stable at 102.0% in 2016, compared to 101.4% in 2015.

During 2015, impaired credit card balances and allowance for credit losses for credit card balances, each as a percentage of total credit card balances, decreased mainly as a result of an improvement in the overall credit quality of our credit card portfolio, which was enhanced by an increase in the total amount of our credit card balances from ￦5,114 billion as of December 31, 2014 to ￦6,099 billion as of December 31, 2015. However, allowance for credit losses for credit card balances as a percentage of impaired credit card balances increased, due mainly to a deterioration in the overall mix of our impaired credit card balances, as a result of which the growth in impaired credit card balances from ￦132 billion as of December 31, 2014 to ￦144 billion as of December 31, 2015 was outpaced by the increase in the allowance for credit losses for credit card balances from ￦129 billion as of December 31, 2014 to ￦146 billion as of December 31, 2015.

Net Fees and Commissions Income

The following table shows, for the periods indicated, the components of our net fees and commissions income:

	Year ended December 31,						Percentage change
	2014		2015		2016		2015/2014	2016/2015
	(in billions of Won)						(%)
Fees and commissions income	￦	1,598	￦	1,757	￦	1,865	9.9%	6.1%
Fees and commissions expense		(681)		(781)		(928)	14.7	18.8

Total fees and commissions income, net	￦	917	￦	976	￦	937	6.4%	(4.0)%

Comparison of 2016 to 2015

Our net fees and commissions income decreased 4.0% from ￦976 billion in 2015 to ￦937 billion in 2016, as an 18.8% increase in fees and commissions expense from ￦781 billion in 2015 to ￦928 billion in 2016 outpaced a 6.1% increase in fees and commissions income from ￦1,757 billion in 2015 to ￦1,865 billion in 2016. The 18.8% increase in fees and commissions expense was primarily due to an 18.2% increase in credit card commissions from ￦644 billion in 2015 to ￦761 billion in 2016, which mainly reflected an increase in the average volume of credit card receivables as well as an increase in credit card issuances. The 6.1% increase in fees and commissions income was mainly the result of a 12.1% increase in credit card fees from ￦852 billion in 2015 to ￦955 billion in 2016, which primarily reflected the increase in the average volume of credit card receivables.

For further information regarding our net fees and commission income, see Note 35 of the notes to our consolidated financial statements included elsewhere in this annual report.

Comparison of 2015 to 2014

Our net fees and commissions income increased 6.4% from ￦917 billion in 2014 to ￦976 billion in 2015, as a 9.9% increase in fees and commissions income from ￦1,598 billion in 2014 to ￦1,757 billion in 2015 outpaced a 14.7% increase in fees and commissions expense from ￦681 billion in 2014 to ￦781 billion in 2015. The 9.9% increase in fees and commissions income was mainly the result of a 14.1% increase in credit card fees from ￦747 billion in 2014 to ￦852 billion in 2015, which primarily reflected an increase in the average volume of credit card receivables. The 14.7% increase in fees and commissions expense was primarily due to a 16.0% increase in credit card commissions from ￦555 billion in 2014 to ￦644 billion in 2015, which mainly reflected the increase in the average volume of credit card receivables.

For further information regarding our net fees and commission income, see Note 35 of the notes to our consolidated financial statements included elsewhere in this annual report.

Net Gain on Financial Assets

The following table shows, for the periods indicated, the components of our net gain on financial assets:

	Year ended December 31,						Percentage change
	2014		2015		2016		2015/2014	2016/2015
	(in billions of Won)						(%)
Gain on financial assets at fair value through profit or loss, net	￦	190	￦	240	￦	114	26.3%	(52.5)%
Loss on available-for-sale financial assets, net(1)		(69)		(3)		(1)	(95.7)	(66.7)

Total net gain on financial assets	￦	121	￦	237	￦	113	95.9%	(52.3)%

(1)	Includes impairment losses on available-for-sale financial assets of ￦241 billion in 2014, ￦135 billion in 2015 and ￦50 billion in 2016.

Comparison of 2016 to 2015

Our net gain on financial assets decreased 52.3% from ￦237 billion in 2015 to ￦113 billion in 2016, primarily as a result of a 52.5% decrease in net gain on financial assets at fair value through profit or loss from ￦240 billion in 2015 to ￦114 billion in 2016.

The 52.5% decrease in net gain on financial assets at fair value through profit or loss was principally due to a change in net gain (loss) on financial assets designated at fair value through profit or loss from a net gain of ￦69 billion in 2015 to a net loss of ￦71 billion in 2016. Such change in net gain (loss) on financial assets designated at fair value through profit or loss resulted mainly from a change in net gain (loss) on equity-linked securities from a net gain of ￦68 billion in 2015 to a net loss of ￦76 billion in 2016, which was primarily attributable to an increase in losses on investments in securities linked to certain foreign indices that suffered significant decreases in 2016.

For further information regarding our net gain (loss) on financial assets at fair value through profit or loss, see Note 37 of the notes to our consolidated financial statements included elsewhere in this annual report.

Unrealized gains and losses (other than impairment losses) on available-for-sale financial assets are recorded in our statement of financial position as part of accumulated other comprehensive income, under other equity. In 2016, we recognized a net gain on valuation of available-for-sale financial assets of ￦13 billion as part of other comprehensive income (loss) net of tax.

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

General and Administrative Expenses

The following table shows, for the periods indicated, the components of our general and administrative expenses:

	Year ended December 31,						Percentage change
	2014		2015		2016		2015/2014	2016/2015
	(in billions of Won)						(%)
Employee benefits	￦	1,748	￦	1,853	￦	2,125	6.0%	14.7%
Depreciation and amortization		224		237		248	5.8	4.6
Other general and administrative expenses		987		1,061		1,105	7.4	4.1

General and administrative expenses	￦	2,959	￦	3,151	￦	3,478	6.5%	10.4%

Comparison of 2016 to 2015

Our general and administrative expenses increased 10.4% from ￦3,151 billion in 2015 to ￦3,478 billion in 2016, primarily as a result of a 14.7% increase in employee benefits from ￦1,853 billion in 2015 to ￦2,125 billion in 2016, which was enhanced by a 4.1% increase in other general and administrative expenses from ￦1,061 billion in 2015 to ￦1,105 billion in 2016. The 14.7% increase in employee benefits was principally due to a 145.2% increase in redundancy payments from ￦73 billion in 2015 to ￦179 billion in 2016, resulting mainly from our implementation of an early retirement program in April and December 2016. Such increase was enhanced by a 22.6% increase in other short-term employee benefits from ￦381 billion in 2015 to ￦467 billion in 2016 and a 4.8% increase in short-term employee salaries from ￦1,263 billion in 2015 to ￦1,323 billion in 2016, both of which mainly reflected increases in benefit levels and average wages of our employees. The 4.1% increase in other general and administrative expenses was mainly due to a 28.8% increase in advertising expense from ￦59 billion in 2015 to ￦76 billion in 2016, principally reflecting our increased marketing efforts, as well as a 5.4% increase in rent from ￦296 billion in 2015 to ￦312 billion in 2016.

For further information regarding our general and administrative expenses, see Note 40-(1) of the notes to our consolidated financial statements included elsewhere in this annual report.

Comparison of 2015 to 2014

Our general and administrative expenses increased 6.5% from ￦2,959 billion in 2014 to ￦3,151 billion in 2015, primarily as a result of a 6.0% increase in employee benefits from ￦1,748 billion in 2014 to ￦1,853 billion in 2015, as well as a 7.4% increase in other general and administrative expenses from ￦987 billion in 2014 to ￦1,061 billion in 2015. The 6.0% increase in employee benefits was principally due to a 5.6% increase in short term employee salaries from ￦1,196 billion in 2014 to ￦1,263 billion in 2015, which mainly reflected an increase in the average wages of our employees. The 7.4% increase in other general and administrative expenses was mainly due to an 11.3% increase in rent from ￦266 billion in 2014 to ￦296 billion in 2015, as well as an 8.8% increase in service charges from ￦215 billion in 2014 to ￦234 billion in 2015. The increase in rent was primarily due to leases of new locations for branches, including at Incheon Airport.

For further information regarding our general and administrative expenses, see Note 40-(1) of the notes to our consolidated financial statements included elsewhere in this annual report.

Net Other Operating Expenses

The following table shows, for the periods indicated, the components of our net other operating expenses:

	Year ended December 31,						Percentage change
	2014		2015		2016		2015/2014	2016/2015
	(in billions of Won)						(%)
Other operating income	￦	2,257	￦	3,782	￦	5,208	67.6%	37.7%
Other operating expenses		(2,931)		(4,392)		(5,575)	49.8	26.9

Total net other operating expenses	￦	(674)	￦	(610)	￦	(367)	(9.5)%	(39.8)%

Comparison of 2016 to 2015

Our net other operating expenses decreased 39.8% from ￦610 billion in 2015 to ￦367 billion in 2016, as the effect of a 26.9% increase in other operating expenses from ￦4,392 billion in 2015 to ￦5,575 billion in 2016 was more than offset by a 37.7% increase on other operating income from ￦3,782 billion in 2015 to ￦5,208 billion in 2016.

Other operating income includes principally gains on transaction of foreign exchange, gains on disposal of loans and receivables, gains on fair value of hedged items and miscellaneous other operating income. The 37.7% increase in other operating income was attributable mainly to a 43.0% increase in gains on transaction of foreign exchange from ￦3,352 billion in 2015 to ￦4,792 billion in 2016. This increase, which was principally due to higher exchange rate volatility in 2016, was partially offset by an increase in loss on transaction of foreign exchange, which is recorded as part of other operating expenses. On a net basis, our net gain (loss) on transaction of foreign exchange changed from a net loss of ￦78 billion in 2015 to a net gain of ￦86 billion in 2016.

Other operating expenses include principally losses on transaction of foreign exchange, contributions to miscellaneous funds, deposit insurance premiums, losses on hedging derivatives and miscellaneous other operating expenses. The 26.9% increase in other operating expenses was primarily the result of a 37.2% increase in loss on transaction of foreign exchange from ￦3,430 billion in 2015 to ￦4,706 billion in 2016, which reflected higher exchange rate volatility during 2016. This increase was more than offset by an increase in gains on transaction of foreign exchange, which is recorded as part of other operating income as discussed above. The increase in loss on transaction of foreign exchange was offset in part by a 26.3% decrease in other miscellaneous operating expenses from ￦232 billion in 2015 to ￦171 billion in 2016, which was primarily due to a 29.7% decrease in amounts payable to other credit financial institutions under the terms of borrower debt restructuring programs from ￦155 billion in 2015 to ￦109 billion in 2016, as well as a 100.0% decrease in losses on fair value hedged items from ￦57 billion in 2015 to nil in 2016.

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

Other Net Non-operating Income (Loss)

The following table shows, for the periods indicated, the components of our other net non-operating income (loss):

	Year ended December 31,						Percentage change
	2014		2015		2016		2015/2014	2016/2015
	(in billions of Won)						(%)
Other non-operating income	￦	134	￦	273	￦	132	103.7%	(51.6)%
Other non-operating expenses		(130)		(102)		(133)	(21.5)	30.4

Total other net non-operating income (loss)	￦	4	￦	171	￦	(1)	4,175.0%	N/M	(1)

(1)	N/M = not meaningful.

Comparison of 2016 to 2015

Our net other net non-operating income (loss) changed from net income of ￦171 billion in 2015 to a net loss of ￦1 billion in 2016, as the effect of a 51.6% decrease in other non-operating income from ￦273 billion in 2015 to ￦132 billion in 2016 was enhanced by a 30.4% increase in other non-operating expenses from ￦102 billion in 2015 to ￦133 billion in 2016.

Other non-operating income includes principally gains on disposal of investment in joint ventures and associates, gains on disposal of premises and equipment and other assets, rental income and miscellaneous other non-operating income. The 51.6% decrease in other non-operating income was attributable mainly to a 50.8% decrease in miscellaneous other non-operating income from ￦195 billion in 2015 to ￦96 billion in 2016, which was enhanced by a 62.9% decrease in gains on disposal of investment in joint ventures and associates from ￦62 billion in 2015 to ￦23 billion in 2016. The decrease in miscellaneous other non-operating income mainly reflected a gain of ￦133 billion recognized in 2015 as a result of a judgment in favor of us and the other plaintiffs in a lawsuit against member companies of the Samsung Group for payment of guarantees they had provided to the plaintiffs in respect of certain obligations of Samsung Motors, a former affiliate, which was not repeated in 2016. The decrease in gains on disposal of investment in joint ventures and associates was attributable mainly to the recognition of negative goodwill in connection with our conversion of certain convertible bonds held as investment assets in 2015, which was not repeated to the same degree in 2016.

Other non-operating expenses include principally donations, expenses on investment properties, losses on disposal of investment in joint ventures and associates and miscellaneous other non-operating expenses. The

30.4% increase in other non-operating expenses was attributable mainly to an increase in losses on disposal of investment in joint ventures and associates from nil in 2015 to ￦15 billion in 2016 and a 28.3% increase in miscellaneous other non-operating expenses from ￦46 billion in 2015 to ￦59 billion in 2016.

Comparison of 2015 to 2014

Our other net non-operating income increased significantly from ￦4 billion in 2014 to ￦171 billion in 2015, as the effect of a 103.7% increase in other non-operating income from ￦134 billion in 2014 to ￦273 billion in 2015 was enhanced by a 21.5% decrease in other non-operating expenses from ￦130 billion in 2014 to ￦102 billion in 2015.

The 103.7% increase in other non-operating income was attributable mainly to a 109.7% increase in miscellaneous other non-operating income from ￦93 billion in 2014 to ￦195 billion in 2015, which was enhanced by a 100.0% increase in gains on disposal of investment in joint ventures and associates from ￦31 billion in 2014 to ￦62 billion in 2015. The increase in miscellaneous other non-operating income mainly reflected a gain of ￦133 billion recognized in 2015 as a result of a judgment in favor of us and the other plaintiffs in a lawsuit against member companies of the Samsung Group, as described above. The increase in gains on disposal of investment in joint ventures and associates was attributable mainly to the recognition of negative goodwill in connection with our conversion of certain convertible bonds held as investment assets in 2015.

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

Comparison of 2016 to 2015

Income tax expense decreased 26.8% from ￦377 billion in 2015 to ￦276 billion in 2016 despite a 7.0% increase in our net income before income tax expense from ￦1,452 billion in 2015 to ￦1,553 billion in 2016. The decrease in income tax expense resulted primarily from a change in other miscellaneous tax adjustments from a net expense of ￦59 billion in 2015 to a net benefit of ￦16 billion in 2016, which was attributable mainly to a decrease in foreign withholding tax payments, as well as a decrease in non-deductible expenses. The statutory tax rate was 24.2% for pre-tax income over ￦20 billion in 2015 and 2016. Our effective tax rate was 25.9% in 2015 and 17.8% in 2016. See Note 42 of the notes to our consolidated financial statements included elsewhere in this annual report.

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

Net Income from Continuing Operations

Due to the factors described above, we recorded net income from continuing operations of ￦1,277 billion in 2016, compared to ￦1,075 billion in 2015 and ￦546 billion in 2014.

Net Income (Loss) from Discontinued Operations

The Korean government, which currently owns 21.37% of our outstanding common stock through the KDIC, has been implementing a privatization plan with respect to Woori Finance Holdings and its former subsidiaries, including us. See “Item 4A. History and Development of the Company—Privatization Plan.” In light of the dispositions of such former subsidiaries under the privatization plan, which were completed during 2014, Kwangju Bank, Kyongnam Bank, Woori Investment & Securities, Woori Aviva Life Insurance, Woori Asset Management, Woori Financial, Woori FG Savings Bank and Woori F&I were classified as a disposal group held for distribution or sale, and their operations were accounted for as discontinued operations, in our consolidated statement of comprehensive income for the year ended December 31, 2014, included in this annual report. We had net income from discontinued operations of ￦662 billion in 2014.

Net Income (Loss)

Overall, we recorded net income of ￦1,277 billion in 2016, compared to net income of ￦1,075 billion in 2015 and net income of ￦1,208 billion in 2014.

Results by Principal Business Segment

We compile and analyze financial information for our business segments based upon segment information used by our management for the purposes of resource allocation and performance evaluation. We currently have six operational business segments: consumer banking, corporate banking, investment banking, capital markets, credit card and other operations.

The following table shows, for the periods indicated, our results of operations by segment, excluding discontinued operations for 2014:

	Net income Year ended December 31,						Total operating income(1) Year ended December 31,
	2014		2015		2016		2014		2015		2016
	(in billions of Won)
Consumer banking	￦	84	￦	26	￦	99	￦	127	￦	54	￦	166
Corporate banking		516		317		610		673		418		815
Investment banking		(51)		165		84		(108)		174		65
Capital markets		(8)		11		(3)		11		15		1
Credit card		89		117		109		123		155		144
Other operations		1,740		552		514		250		551		441

Total(2)	￦	2,370	￦	1,188	￦	1,413	￦	1,076	￦	1,367	￦	1,632

(1)	Comprises net interest income, net non-interest income, administrative expenses and impairment losses due to credit losses.
(2)	Before adjustments for inter-segment transactions (other than inter-segment loans and borrowings) and certain differences in classification under our management reporting system.

Consumer Banking

This segment consists of our consumer banking operations. The following table shows, for the periods indicated, our income statement data for this segment:

	Year ended December 31,						Percentage change
	2014		2015		2016		2015/2014	2016/2015
	(in billions of Won)						(%)
Income statement data
Interest income	￦	3,032	￦	2,851	￦	2,980	(6.0)%	4.5%
Interest expense		(1,591)		(1,228)		(1,024)	(22.8)	(16.6)
Inter-segment		(49)		(334)		(472)	581.6	41.3

Net interest income		1,392		1,289		1,484	(7.4)	15.1

Non-interest income		724		886		924	22.4	4.3
Non-interest expense		(250)		(353)		(406)	41.2	15.0
Inter-segment		20		22		39	10.0	77.3

Net non-interest income		494		555		557	12.3	0.4

Administrative expenses		(1,700)		(1,782)		(1,788)	4.8	0.3
Impairment losses due to credit loss and others(1)		(59)		(8)		(87)	(86.4)	987.5

Total other expenses		(1,759)		(1,790)		(1,875)	1.8	4.7

Operating income		127		54		166	(57.5)	207.4

Net non-operating loss		(15)		(19)		(35)	26.7	84.2

Net income before tax		111		35		131	(68.5)	274.3

Income tax expense		(27)		(9)		(32)	(66.7)	255.6

Net income	￦	84	￦	26	￦	99	(69.0)%	280.8%

(1)	Consist of impairment losses due to credit loss, gain (loss) on loan sales and provisions (reversal of provisions).

Comparison of 2016 to 2015

Our net income before tax for this segment increased 274.3% from ￦35 billion in 2015 to ￦131 billion in 2016. Net income after tax also increased 280.8% from ￦26 billion in 2015 to ￦99 billion in 2016.

Interest income for this segment increased 4.5% from ￦2,851 billion in 2015 to ￦2,980 billion in 2016, primarily due to an increase in the average balance of mortgage loans, mainly reflecting increased demand for such loans, which was partially offset by a decrease in the average yield on such loans. The effect of such increase in the average balance of mortgage loans was also offset in part by a decrease in the average yield on general purpose household loans (including home equity loans), mainly reflecting the decrease in the general level of interest rates in Korea in 2016, which in turn was partially offset by an increase in the average balance of such loans.

Interest expense attributable to this segment decreased 16.6% from ￦1,228 billion in 2015 to ￦1,024 billion in 2016. The decrease in interest expense was primarily due to a decrease in the average cost of time and savings deposits held by consumers, which was mainly attributable to the decrease in the general level of interest rates in Korea in 2016.

Net interest expense from inter-segment transactions for this segment increased 41.3% from ￦334 billion in 2015 to ￦472 billion in 2016, principally as a result of increased funding needs for this segment in light of the increase in the average volumes of mortgage loans and general purpose household loans (including home equity loans).

Impairment losses due to credit loss and others for this segment increased more than 10-fold from ￦8 billion in 2015 to ￦87 billion in 2016, primarily as a result of a significant increase in provisions for customer reward credits due to the release of our new mobile financial service platform.

Non-interest income attributable to this segment increased 4.3% from ￦886 billion in 2015 to ￦924 billion in 2016, primarily due to an increase in gains on transaction of foreign exchange.

Non-interest expense for this segment increased 15.0% from ￦353 billion in 2015 to ￦406 billion in 2016, primarily as a result of an increase in losses on transaction of foreign exchange.

Net non-interest income from inter-segment transactions for this segment increased 77.3% from ￦22 billion in 2015 to ￦39 billion in 2016, principally as a result of an increase in fee income from trust management services.

Administrative expenses attributable to this segment increased 0.3% from ￦1,782 billion in 2015 to ￦1,788 billion in 2016, primarily due to an increase in salaries attributable mainly to higher average wages paid to our employees in this segment, which more than offset a decrease in the number of employees in this segment caused by a branch reorganization.

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

Corporate Banking

This segment consists of our corporate banking (including small- and medium-sized enterprise banking and large corporate banking) operations. The following table shows, for the periods indicated, our income statement data for this segment:

	Year ended December 31,						Percentage change
	2014		2015		2016		2015/2014	2016/2015
	(in billions of Won)						(%)
Income statement data
Interest income	￦	3,637	￦	3,256	￦	3,026	(10.5)%	(7.1)%
Interest expense		(2,192)		(1,880)		(1,781)	(14.2)	(5.3)
Inter-segment		297		324		496	9.1	53.1

Net interest income		1,742		1,700		1,741	(2.4)	2.4

Non-interest income		439		503		535	14.6	6.4
Non-interest expense		(14)		(26)		(33)	85.7	26.9
Inter-segment		29		37		48	27.6	29.7

Net non-interest income		454		514		550	13.2	7.0

Administrative expenses		(835)		(926)		(967)	10.9	4.4
Impairment losses due to credit loss and others(1)		(688)		(870)		(509)	26.5	(41.5)

Total other expenses		(1,523)		(1,796)		(1,476)	17.9	(17.8)

Operating income		673		418		815	(37.9)	95.0

Net non-operating loss		(3)		(2)		(1)	(33.3)	(50.0)

Net income before tax		670		416		814	(37.9)	95.7

Income tax expense		(154)		(99)		(204)	(35.7)	106.1

Net income	￦	516	￦	317	￦	610	(38.6)	92.4

(1)	Consist of impairment losses due to credit loss, gain (loss) on loan sales and provisions (reversal of provisions).

Comparison of 2016 to 2015

Our net income before tax for this segment increased 95.7% from ￦416 billion in 2015 to ￦814 billion in 2016. Net income after tax also increased 92.4% from ￦317 billion in 2015 to ￦610 billion in 2016.

Interest income for this segment decreased 7.1% from ￦3,256 billion in 2015 to ￦3,026 billion in 2016, primarily due to a decrease in average yields on commercial and industrial and other commercial loans, mainly reflecting the decrease in the general level of interest rates in Korea in 2016, the effect of which was partially offset by an increase in the average balance of commercial and industrial loans.

Interest expense attributable to this segment, which consists mainly of interest expense on corporate deposits, borrowings and debentures, decreased 5.3% from ￦1,880 billion in 2015 to ￦1,781 billion in 2016. The decrease in interest expense was primarily due to a decrease in the average cost of time and savings deposits held by corporate customers, which was enhanced by a decrease in the average cost of corporate debentures, all of which were mainly attributable to the decrease in the general level of interest rates in Korea in 2016.

Net interest income from inter-segment transactions for this segment increased 53.1% from ￦324 billion in 2015 to ￦496 billion in 2016, principally as a result of an increase in the average balance of loans to other segments, which mainly reflected increased funding needs of the consumer banking segment.

Impairment losses due to credit loss and others for this segment decreased 41.5% from ￦870 billion in 2015 to ￦509 billion in 2016, primarily as a result of a decrease in provisions for corporate loans, mainly reflecting an overall improvement in the asset quality of our corporate loan portfolio.

Non-interest income attributable to this segment increased 6.4% from ￦503 billion in 2015 to ￦535 billion in 2016, primarily due to an increase in gains on transaction of foreign exchange.

Non-interest expense for this segment increased 26.9 % from ￦26 billion in 2015 to ￦33 billion in 2016, primarily as a result of an increase in losses on transaction of foreign exchange.

Administrative expenses attributable to this segment increased 4.4% from ￦926 billion in 2015 to ￦967 billion in 2016, primarily due to an increase in salaries attributable mainly to growth in the number of employees in this segment.

Comparison of 2015 to 2014

Our net income before tax for this segment decreased 37.9% from ￦670 billion in 2014 to ￦416 billion in 2015. Net income after tax also decreased 38.6% from ￦516 billion in 2014 to ￦317 billion in 2015.

Interest income for this segment decreased 10.5% from ￦3,637 billion in 2014 to ￦3,256 billion in 2015, primarily due to a decrease in average yields on commercial and industrial and other commercial loans, mainly reflecting the decrease in the general level of interest rates in Korea in 2015, the effect of which was partially offset by an increase in the average balance of such loans.

Interest expense attributable to this segment decreased 14.2% from ￦2,192 billion in 2014 to ￦1,880 billion in 2015. The decrease in interest expense was primarily due to a decrease in the average cost of time and savings deposits held by corporate customers, which was enhanced by decreases in the average cost of corporate debentures and borrowings, all of which were mainly attributable to the decrease in the general level of interest rates in Korea in 2015.

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

Investment Banking

This segment consists of our investment banking operations, including principally project finance, structured finance, merger and acquisition financing and financial advisory services. The following table shows, for the periods indicated, our income statement data for this segment:

	Year ended December 31,						Percentage change
	2014		2015		2016		2015/2014		2016/2015
	(in billions of Won)						(%)
Income statement data
Interest income	￦	199	￦	155	￦	153	(22.1)%		(1.3)%
Interest expense		—		—		—	—		—
Inter-segment		(198)		(149)		(138)	(24.7)		(7.4)

Net interest income		1		6		15	500.0		150.0
Non-interest income		348		490		605	40.8		23.5
Non-interest expense		(282)		(375)		(444)	33.0		18.4
Inter-segment		—		—		—	—		—

Net non-interest income		66		115		161	74.2		40.0
Administrative expenses		(14)		(15)		(15)	7.1		N/M (2)
Impairment losses due to credit loss and others(1)		(161)		68		(96)	N/M	(2)	N/M (2)

Total other income (expenses)		(175)		53		(111)	N/M	(2)	N/M (2)

Operating income (loss)		(108)		174		65	N/M	(2)	(62.6)

Net non-operating income		40		44		46	10.0		4.5

Net income (loss) before tax		(68)		218		111	N/M	(2)	(49.1)

Income tax benefit (expense)		17		(53)		(27)	N/M	(2)	(49.1)

Net income (loss)	￦	(51)	￦	165		￦84	N/M	(2)	(49.1)

(1)	Consist of impairment losses due to credit loss, gain (loss) on loan sales and provisions (reversal of provisions).
(2)	N/M = not meaningful.

Comparison of 2016 to 2015

Our net income before tax for this segment decreased 49.1% from ￦218 billion in 2015 to ￦111 billion in 2016. Net income after tax also decreased 49.1% from ￦165 billion in 2015 to ￦84 billion in 2016.

Interest income for this segment, which consists mainly of interest income from financing provided to corporations, decreased 1.3% from ￦155 billion in 2015 to ￦153 billion in 2016, mainly reflecting the decrease in the general level of interest rates in Korea in 2016.

Net interest expense on inter-segment transactions for this segment decreased 7.4% from ￦149 billion in 2015 to ￦138 billion in 2016, principally as a result of a decrease in the average cost of borrowings from other segments, which mainly reflected the decrease in the general level of interest rates in Korea in 2016.

Impairment losses due to credit loss and others for this segment changed from a net gain of ￦68 billion in 2015 to net loss of ￦96 billion in 2016, primarily as a result of an increase in provisions for credit losses with respect to financing provided to a certain corporate customer, as well as reversals of provisions for credit losses in 2015 which were not repeated in 2016.

Non-interest income attributable to this segment increased 23.5% from ￦490 billion in 2015 to ￦605 billion in 2016, primarily due to an increase in gains on transaction of foreign exchange.

Non-interest expense for this segment increased 18.4% from ￦375 billion in 2015 to ￦444 billion in 2016, primarily as a result of an increase in losses on transaction of foreign exchange.

Administrative expenses attributable to this segment remained stable at ￦15 billion in 2015 and 2016.

Comparison of 2015 to 2014

Our net income (loss) before tax for this segment changed from a net loss of ￦68 billion in 2014 to net income of ￦218 billion in 2015. Net income (loss) after tax also changed from a net loss of ￦51 billion in 2014 to net income of ￦165 billion in 2015.

Interest income for this segment decreased 22.1% from ￦199 billion in 2014 to ￦155 billion in 2015, mainly reflecting the decrease in the general level of interest rates in Korea in 2015.

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

Capital Markets

This segment consists of our core capital markets operations, including principally securities investment and trading of securities (other than available-for-sale securities), foreign exchange and derivatives. The following table shows, for the periods indicated, our income statement data for this segment:

	Year ended December 31,						Percentage change
	2014		2015		2016		2015/2014		2016/2015
	(in billions of Won)						(%)
Income statement data
Interest income	￦	26	￦	19	￦	19	(26.9)%		0.0%
Interest expense		—		—		—	—		—
Inter-segment		3		22		30	633.3		36.4

Net interest income		29		41		49	41.4		19.5
Non-interest income		3,970		5,761		7,590	45.1		31.7
Non-interest expense		(3,978)		(5,743)		(7,586)	44.4		32.1
Inter-segment		—		—		—	—		—

Net non-interest expense		(8)		18		4	N/M	(2)	(77.8)
Administrative expenses		(16)		(17)		(18)	6.3		5.9
Impairment losses due to credit loss and others(1)		6		(27)		(34)	N/M	(2)	25.9

Total other expenses		(10)		(44)		(52)	340.0		18.2

Operating income (loss)		11		15		1	36.4		(93.3)

Net non-operating income (loss)		(21)		—		(5)	(100.0)		N/M	(2)

Net income (loss) before tax		(10)		15		(4)	N/M	(2)	N/M	(2)

Income tax expense		2		(4)		1	N/M	(2)	N/M	(2)

Net income (loss)	￦	(8)	￦	11	￦	(3)	N/M	(2)	N/M	(2)

(1)	Consist of impairment losses due to credit loss, gain (loss) on loan sales and provisions (reversal of provisions).
(2)	N/M = not meaningful.

Comparison of 2016 to 2015

Our net income (loss) before tax for this segment changed from net income of ￦15 billion in 2015 to a net loss of ￦4 billion in 2016. Net income (loss) after tax also changed from net income of ￦11 billion in 2015 to a net loss of ￦3 billion in 2016.

Interest income for this segment, which consists mainly of interest income from held-for-trading securities, remained stable at ￦19 billion in 2015 and 2016.

Net interest income on inter-segment transactions for this segment increased 36.4% from ￦22 billion in 2015 to ￦30 billion in 2016, principally as a result of a decrease in the average cost of borrowings from other segments, which mainly reflected the decrease in the general level of interest rates in Korea in 2016.

Impairment losses due to credit loss and others for this segment increased 25.9% from ￦27 billion in 2015 to ￦34 billion in 2016, primarily as a result of a credit valuation adjustment relating to derivatives, which mainly reflected an increase in the volume of such derivatives due to higher exchange rate volatility in 2016.

Non-interest income attributable to this segment increased 31.7% from ￦5,761 billion in 2015 to ￦7,590 billion in 2016, primarily due to an increase in gains on transaction of foreign exchange.

Non-interest expense for this segment increased 32.1% from ￦5,743 billion in 2015 to ￦7,586 billion in 2016, primarily as a result of an increase in losses on transaction of foreign exchange.

Administrative expenses attributable to this segment increased 5.9% from ￦17 billion in 2015 to ￦18 billion in 2016, primarily due to an increase in salaries paid to our employees in this segment.

Comparison of 2015 to 2014

Our net income (loss) before tax for this segment changed from a net loss of ￦10 billion in 2014 to net income of ￦15 billion in 2015. Net income (loss) after tax also changed from a net loss of ￦8 billion in 2014 to net income of ￦11 billion in 2015.

Interest income for this segment decreased 26.9% from ￦26 billion in 2014 to ￦19 billion in 2015, primarily due to the decrease in the general level of interest rates in Korea in 2015.

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

Credit Card

This segment consists of our credit card operations. The following table shows, for the periods indicated, our income statement data for this segment:

	Year ended December 31,						Percentage change
	2014		2015		2016		2015/2014	2016/2015
	(in billions of Won)						(%)
Income statement data
Interest income	￦	400	￦	500	￦	557	25.0%	11.4%
Interest expense		(113)		(122)		(129)	8.0	5.7
Inter-segment		—		—		—	—	—

Net interest income		287		378		428	31.7	13.2
Non-interest income		769		871		986	13.3	13.2
Non-interest expense		(676)		(773)		(906)	14.4	17.2
Inter-segment		—		—		—	—	—

Net non-interest expense		93		98		80	5.4	(18.4)
Administrative expenses		(119)		(124)		(148)	4.2	19.4
Impairment losses due to credit loss and others(1)		(138)		(197)		(216)	42.8	9.6

Total other expenses		(257)		(321)		(364)	24.9	13.4

Operating income		123		155		144	26.0	(7.1)

Net non-operating loss		(3)		(5)		(2)	66.7	(60.0)

Net income before tax		120		150		142	25.0	(5.3)

Income tax expense		(31)		(33)		(33)	6.5	—

Net income	￦	89	￦	117	￦	109	31.5	(6.8)

(1)	Consist of impairment losses due to credit loss, gain (loss) on loan sales and provisions (reversal of provisions).

Comparison of 2016 to 2015

Our net income before tax for this segment decreased 5.3% from ￦150 billion in 2015 to ￦142 billion in 2016. Net income after tax also decreased 6.8% from ￦117 billion in 2015 to ￦109 billion in 2016.

Interest income for this segment increased 11.4% from ￦500 billion in 2015 to ￦557 billion in 2016, primarily due to an increase in the average balance of credit card receivables, mainly reflecting an increase in the volume of credit card transactions as well as an increase in credit card issuances.

Interest expense attributable to this segment increased 5.7% from ￦122 billion in 2015 to ￦129 billion in 2016, primarily due to increased funding needs for this segment in light of the increase in the average balance of credit card receivables.

Impairment losses due to credit loss and others for this segment increased 9.6% from ￦197 billion in 2015 to ￦216 billion in 2016, primarily as a result of an increase in provisions for credit losses, mainly due to an increase in the outstanding balance of our credit card receivables.

Non-interest income attributable to this segment increased 13.2% from ￦871 billion in 2015 to ￦986 billion in 2016, primarily due to an increase in credit card fees, mainly reflecting the increase in the average balance of credit card receivables.

Non-interest expense for this segment increased 17.2% from ￦773 billion in 2015 to ￦906 billion in 2016, primarily as a result of an increase in credit card commissions, mainly reflecting the increase in the average balance of credit card receivables.

Administrative expenses attributable to this segment increased 19.4% from ￦124 billion in 2015 to ￦148 billion in 2016, primarily due to an increase in salaries paid to our employees in this segment, principally reflecting an increase in the number of such employees, as well as an increase in advertising expenses.

Comparison of 2015 to 2014

Our net income before tax for this segment increased 25.0% from ￦120 billion in 2014 to ￦150 billion in 2015. Net income after tax also increased 31.5% from ￦89 billion in 2014 to ￦117 billion in 2015.

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

Administrative expenses attributable to this segment increased 4.2% from ￦119 billion in 2014 to ￦124 billion in 2015, primarily due to an increase in salaries paid to our employees in this segment, principally reflecting an increase in the number of such employees.

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

	Year ended December 31,						Percentage change
	2014		2015		2016		2015/2014	2016/2015
	(in billions of Won)						(%)
Income statement data
Interest income	￦	1,587	￦	1,586	￦	1,492	(0.1)%	(5.9)%
Interest expense		(987)		(980)		(864)	(0.7)	(11.8)
Inter-segment		(52)		137		85	N/M (2)	(38.0)

Net interest income		548		743		713	35.6	(4.0)
Non-interest income		2,182		3,246		4,563	48.8	40.6
Non-interest expense		(1,878)		(2,908)		(4,173)	54.8	43.5
Inter-segment		(49)		(58)		(87)	18.4	50.0

Net non-interest income		255		280		303	9.8	8.2
Administrative expenses		(518)		(555)		(794)	7.1	43.1
Impairment losses due to credit loss and others(1)		(35)		83		219	N/M (2)	163.9

Total other expenses		(553)		(472)		(575)	(14.6)	21.8

Operating income		250		551		441	120.4	(20.0)

Net non-operating income		1,588		138		56	(91.3)	(59.4)

Net income before tax		1,838		689		497	(62.5)	(27.9)

Income tax benefit (expense)		(98)		(137)		17	39.8	N/M (2)

Net income	￦	1,740	￦	552	￦	514	(68.3)%	(6.9)%

(1)	Consist of impairment losses due to credit loss, gain (loss) on loan sales and provisions (reversal of provisions).

Comparison of 2016 to 2015

Our net income before tax for this segment decreased 27.9% from ￦689 billion in 2015 to ￦497 billion in 2016. Net income after tax also decreased 6.9% from ￦552 billion in 2015 to ￦514 billion in 2016.

Interest income for this segment, which mainly includes interest income due from banks and on certain other loans and financial assets, decreased 5.9% from ￦1,586 billion in 2015 to ￦1,492 billion in 2016, primarily due to the decrease in the general level of interest rates in Korea in 2016.

Interest expense attributable to this segment, which mainly includes interest expense on debentures, borrowings, call money and deposits due to customers, decreased 11.8% from ￦980 billion in 2015 to ￦864 billion in 2016, primarily due to decreased funding costs for this segment in light of the lower interest rate environment in Korea in 2016.

Net interest income from inter-segment transactions for this segment decreased 38.0% from ￦137 billion in 2015 to ￦85 billion in 2016, principally as a result of a decrease in the average yield on loans to other segments, which mainly reflected the decrease in the general level of interest rates in Korea in 2016.

Impairment losses due to credit loss and others for this segment increased from a net gain of ￦83 billion in 2015 to a net gain of ￦219 billion in 2016, representing an increase in net gain of 163.9%, primarily as a result of an overall improvement in the asset quality of loans in this segment, mainly reflecting our efforts to increase the proportion of loans with higher asset quality and to strengthen credit review and monitoring procedures.

Non-interest income attributable to this segment, which mainly includes gains on transaction of foreign exchange, gains on fair value hedged items and gains on transactions of derivatives, increased 40.6% from ￦3,246 billion in 2015 to ￦4,563 billion in 2016, primarily due to an increase in gains on transactions of foreign exchange, mainly reflecting higher exchange rate volatility in 2016.

Non-interest expense for this segment, which mainly includes losses on transaction of foreign exchange, losses on fair value hedged items and losses on transactions of derivatives, increased 43.5% from ￦2,908 billion in 2015 to ￦4,173 billion in 2016, primarily as a result of an increase in losses on transactions of foreign exchange, mainly reflecting higher exchange rate volatility in 2016.

Administrative expenses attributable to this segment increased 43.1% from ￦555 billion in 2015 to ￦794 billion in 2016, primarily due to an increase in redundancy payments, which are recorded in this segment, resulting mainly from our implementation of an early retirement program in April and December 2016.

Comparison of 2015 to 2014

Our net income before tax for this segment decreased 62.5% from ￦1,838 billion in 2014 to ￦689 billion in 2015. Net income after tax also decreased 68.3% from ￦1,740 billion in 2014 to ￦552 billion in 2015.

Interest income for this segment remained relatively stable at ￦1,586 billion in 2015 compared to ￦1,587 billion in 2014.

Interest expense attributable to this segment remained relatively stable at ￦980 billion in 2015 compared to ￦987 billion in 2014.

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

Non-interest income attributable to this segment increased 48.8% from ￦2,182 billion in 2014 to ￦3,246 billion in 2015, primarily due to an increase in gains on transactions of foreign exchange, mainly reflecting higher exchange rate volatility in 2015.

Non-interest expense for this segment increased 54.8% from ￦1,878 billion in 2014 to ￦2,908 billion in 2015, primarily as a result of an increase in losses on transactions of foreign exchange, mainly reflecting higher exchange rate volatility in 2015.

Administrative expenses attributable to this segment increased 7.1% from ￦518 billion in 2014 to ￦555 billion in 2015, primarily due to an increase in salaries paid to our employees in this segment, principally reflecting an increase in the number of employees at our headquarters and our overseas subsidiaries included in this segment.

Item 5B.	Liquidity and Capital Resources

Financial Condition

Assets

The following table sets forth, as of the dates indicated, the principal components of our assets:

	As of December 31,						Percentage change
	2014		2015		2016		2015/2014	2016/2015
	(in billions of Won)						(%)
Cash and cash equivalents	￦	5,963	￦	6,644	￦	7,591	11.4%	14.3%
Financial assets at fair value through profit or loss		4,554		5,133		5,651	12.7	10.1
Available-for-sale financial assets		18,811		17,171		20,818	(8.7)	21.2
Held-to-maturity financial assets		13,044		13,622		13,910	4.4	2.1
Loans and receivables:
Due from banks		11,105		11,181		14,821	0.7	32.6
Loans in local currency		167,262		185,155		191,309	10.7	3.3
Loans in foreign currencies		11,281		13,105		14,102	16.2	7.6
Domestic banker’s letter of credit		5,712		4,805		3,754	(15.9)	(21.9)
Credit card accounts		5,114		6,099		6,674	19.3	9.4
Bills bought in foreign currencies		5,552		6,648		7,759	19.7	16.7
Bills bought in local currency		259		135		414	(47.9)	206.7
Factoring receivables		92		150		97	63.0	(35.3)
Advances for customers on guarantees		53		44		25	(17.0)	(43.2)
Privately placed bonds		346		331		328	(4.3)	(0.9)
Securitized loans		296		310		253	4.7	(18.4)
Call loans		4,175		2,758		2,985	(33.9)	8.2
Bonds purchased under resale agreements		6,892		7,584		8,855	10.0	16.8
Other loans		44		46		251	4.5	445.7
Loan origination costs and fees		368		435		459	18.2	5.5
Present value discount		(17)		(5)		(14)	(70.6)	180.0
Other receivables		7,790		8,539		8,348	9.6	(2.2)
Allowance for credit losses		(2,954)		(2,478)		(2,027)	(16.1)	(18.2)

Total loans and receivables, net		223,370		244,842		258,393	9.6	5.5
Premises and equipment, net		2,501		2,471		2,458	(1.2)	(0.5)
Other assets(1)		1,914		1,976		1,862	3.2	(5.8)

Total assets	￦	270,157	￦	291,859	￦	310,683	8.0	6.4

(1)

Includes investments in joint ventures and associates, investment properties, intangible assets and goodwill, current tax assets, deferred tax assets, derivative assets, assets held for sale and other assets.

For further information on our assets, see “Item 4B. Business Overview—Assets and Liabilities.”

Comparison of 2016 to 2015

Our total assets increased 6.4% from ￦291,859 billion as of December 31, 2015 to ￦310,683 billion as of December 31, 2016, primarily as a result of a 5.5% increase in loans and receivables from ￦244,842 billion as of December 31, 2015 to ￦258,393 billion as of December 31, 2016. This increase in loans and receivables was mainly the result of a 3.3% increase in loans in local currency from ￦185,155 billion as of December 31, 2015 to ￦191,309 billion as of December 31, 2016 and a 32.6% increase in loans and receivables due from banks from ￦11,181 billion as of December 31, 2015 to ￦14,821 billion as of December 31, 2016.

Comparison of 2015 to 2014

Our total assets increased 8.0% from ￦270,157 billion as of December 31, 2014 to ￦291,859 billion as of December 31, 2015, primarily as a result of a 9.6% increase in loans and receivables from ￦223,370 billion as of

December 31, 2014 to ￦244,842 billion as of December 31, 2015. This increase in loans and receivables was mainly the result of a 10.7% increase in loans in local currency from ￦167,262 billion as of December 31, 2014 to ￦185,155 billion as of December 31, 2015, which was enhanced by a 16.2% increase in loans in foreign currencies from ￦11,281 billion as of December 31, 2014 to ￦13,105 billion as of December 31, 2015.

Liabilities and Equity

The following table sets forth, as of the dates indicated, the principal components of our liabilities and our equity:

	As of December 31,						Percentage change
	2014		2015		2016		2015/2014	2016/2015
	(in billions of Won)						(%)
Liabilities:
Financial liabilities at fair value through profit or loss	￦	2,675	￦	3,461	￦	3,803	29.4%	9.9%
Deposits due to customers		188,516		209,142		221,020	10.9	5.7
Borrowings		17,708		20,034		18,770	13.1	(6.3)
Debentures		24,796		21,899		23,566	(11.7)	7.6
Provisions		692		517		429	(25.3)	(17.0)
Other financial liabilities		16,890		16,964		21,985	0.4	29.6
Other liabilities(1)		787		532		564	(32.4)	6.0

Total liabilities		252,064		272,549		290,137	8.1	6.5

Equity:
Capital stock		3,381		3,381		3,381	—	—
Hybrid securities		2,539		3,334		3,575	31.3	7.2
Capital surplus		291		294		286	1.0	(2.7)
Other equity		(2,393)		(1,547)		(1,468)	(35.4)	(5.1)
Retained earnings		14,165		13,726		14,612	(3.1)	6.5

Controlling interests		17,984		19,188		20,386	6.7	6.2

Non-controlling interests		110		122		160	10.9	31.1

Total equity		18,093		19,310		20,546	6.7	6.4

Total liabilities and equity	￦	270,157	￦	291,859	￦	310,683	8.0%	6.4%

(1)	Includes net defined benefit liability, current tax liabilities, deferred tax liabilities, derivative liabilities and other liabilities.

For further information on our liabilities, see “Item 4B. Business Overview—Assets and Liabilities.”

Comparison of 2016 to 2015

Our total liabilities increased 6.5% from ￦272,549 billion as of December 31, 2015 to ￦290,137 billion as of December 31, 2016, primarily as a result of increases in deposits due to customers and other financial liabilities. Our deposits due to customers increased 5.7% from ￦209,142 billion as of December 31, 2015 to ￦221,020 billion as of December 31, 2016, mainly as a result of a 4.6% increase in time deposits in local currency from ￦175,599 billion as of December 31, 2015 to ￦183,723 billion as of December 31, 2016. Other financial liabilities increased 29.6% from ￦16,964 billion as of December 31, 2015 to ￦21,985 billion as of December 31, 2016, which was principally due to a more than four-fold increase in domestic exchange payables from ￦2,082 billion as of December 31, 2015 to ￦8,481 billion as of December 31, 2016

Our total equity increased 6.4% from ￦19,310 billion as of December 31, 2015 to ￦20,546 billion as of December 31, 2016. This increase resulted mainly from a 6.5% increase in retained earnings from ￦13,726 billion as of December 31, 2015 to ￦14,612 billion as of December 31, 2016, which was enhanced by a 7.2% increase in hybrid securities from ￦3,334 billion as of December 31, 2015 to ￦3,575 billion as of

December 31, 2016. The increase in retained earnings was attributable mainly to the net income we generated in 2016. The increase in hybrid securities was principally due to the issuance of U.S. dollar denominated-hybrid securities in September 2016, which was offset in part by the redemption of Won-denominated hybrid securities in November 2016.

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

Our total equity increased 6.7% from ￦18,093 billion as of December 31, 2014 to ￦19,310 billion as of December 31, 2015, primarily as a result of a 35.4% decrease in negative other equity from ￦2,393 billion as of December 31, 2014 to ￦1,547 billion as of December 31, 2015, which was attributable mainly to a decrease in negative other capital adjustments, and a 31.3% increase in hybrid capital securities from ￦2,539 billion as of December 31, 2014 to ￦3,334 billion as of December 31, 2015, which was principally due to the issuance of hybrid securities in June 2015.

Liquidity

Our primary source of funding has historically been and continues to be customer deposits, particularly lower-cost retail deposits. Deposits amounted to ￦188,516 billion, ￦209,142 billion and ￦221,020 billion as of December 31, 2014, 2015 and 2016, which represented approximately 80.7%, 82.2% and 82.8% of our total funding, respectively. We have historically been able to use customer deposits to finance our operations generally, including meeting a portion of our liquidity requirements. Although the majority of deposits are short-term, it has been our experience that the majority of our depositors generally roll over their deposits at maturity, thus providing us with a stable source of funding. However, in the event that a substantial number of our depositors do not roll over their deposits or otherwise decide to withdraw their deposited funds, we would need to place increased reliance on alternative sources of funding, some of which may be more expensive than customer deposits, in order to finance our operations. See “Item 3D. Risk Factors—Other risks relating to our business—Our funding is highly dependent on short-term deposits, which dependence may adversely affect our operations.” In particular, we may increase our utilization of alternative funding sources such as short-term borrowings and cash and cash equivalents (including funds from maturing loans), as well as liquidating our positions in trading and investment securities and using the proceeds to fund parts of our operations, as necessary.

We also obtain funding through borrowings and debentures to meet our liquidity needs. Borrowings represented 7.6%, 7.9% and 7.0% of our total funding as of December 31, 2014, 2015 and 2016, respectively. Debentures represented 10.6%, 8.6% and 8.8% of our total funding as of December 31, 2014, 2015 and 2016, respectively. For further information on our sources of funding, see “Item 4B. Business Overview—Assets and Liabilities—Funding.”

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

Contractual Obligations and Off-Balance Sheet Arrangements

The following table sets forth our contractual obligations as of December 31, 2016:

	Payments due by period
	Total		Less than 1 year		1-3 years		3-5 years		More than 5 years
	(in billions of Won)
Contractual obligations
Borrowing obligations(1)	￦	18,999	￦	13,866	￦	3,985	￦	727	￦	421
Debenture obligations(1)		25,324		6,565		9,927		4,715		4,117
Deposits(2)(3)		224,667		215,651		4,389		1,895		2,732
Capital (finance) lease obligations		13		11		2		—		—
Operating lease obligations		1,765		298		572		569		326
Purchase obligations		28		17		5		4		2
Employee severance plan obligations		2,212		48		150		154		1,860

Total	￦	273,008	￦	236,456	￦	19,030	￦	8,064	￦	9,458

(1)

Includes estimated future interest payments, which have been estimated using contractual interest rates and scheduled contractual maturities of the outstanding borrowings and debentures as of December 31, 2016. In order to calculate future interest payments on debts with floating rates, we used contractual interest rates as of December 31, 2016.

(2)	Comprising certificates of deposit, other time deposits and installment deposits.
(3)	Includes estimated future interest payments, which have been estimated using weighted average interest rates paid for 2016 for each deposit product category and their scheduled contractual maturities.

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

We also enter into transactions with certain structured entities, including through the purchase of their subordinated debt and the provision of credit facilities to them. For further information, see Notes 1-(5) and 1-(7) of the notes to our consolidated financial statements.

The following table sets forth our off-balance sheet guarantees and commitments as of the dates indicated:

	As of December 31,
	2014(1)		2015		2016
	(in billions of Won)
Confirmed guarantees	￦	9,274	￦	9,069	￦	8,270
Guarantees for loans		109		108		80
Acceptances		710		618		504
Letters of guarantee		126		100		98
Other confirmed guarantees		8,329		8,243		7,588
Unconfirmed guarantees		6,540		6,631		5,102
Local letters of credit		576		423		398
Import letters of credit		4,373		4,258		3,844
Other unconfirmed guarantees		1,590		1,950		860
Commercial paper purchase commitments and others		2,214		1,615		1,390
Loan commitments and others		93,699		93,583		88,636
Loans		89,638		88,212		83,795
Others		4,061		5,371		4,841

(1)	The amounts as of December 31, 2014 include discontinued operations.

We analyze our off-balance sheet legally binding credit-related commitments for possible losses associated with such commitments. We review the ability of the counterparties of the underlying credit-related commitments to perform their obligations under the commitments and, if we determine that a loss is probable and estimable, we establish allowances for possible losses in a manner similar to allowances that we would establish with respect to a loan granted under the terms of the applicable commitment. These allowances are reflected as provisions in our statement of financial position. As of December 31, 2016, we had established provisions for possible losses of ￦326 billion with respect to our credit-related commitments.

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

The following table sets forth a summary of our capital and capital adequacy ratios as of December 31, 2014, 2015 and 2016 based on IFRS and applicable regulatory reporting standards:

	As of December 31,
	2014		2015		2016
	(in billions of Won, except percentages)
Tier I capital
Tier I common equity capital
Capital stock	￦	3,381	￦	3,381	￦	3,381
Capital surplus		291		294		286
Retained earnings		12,409		11,471		14,612
Non-controlling interests in consolidated subsidiaries		10		14		22
Others		(2,979)		(2,112)		(2,586)

Additional Tier I capital
Hybrid securities		2,463		2,970		3,232
Other equity		72		46		43

Total Tier I capital	￦	15,647	￦	16,064	￦	18,990

Tier II capital
Allowance for credit losses(1)	￦	1,102	￦	1,145	￦	145
Subordinated debt		3,005		3,831		2,292
Valuation gain on investment securities		—		—		—
Others		1,104		11		1,474

Total Tier II capital	￦	5,211	￦	4,987	￦	3,911

Total Tier I and Tier II capital	￦	20,858	￦	21,051	￦	22,901

Risk-weighted assets
Credit risk-weighted assets	￦	135,698	￦	142,127	￦	138,018
Market risk-weighted assets		1,667		2,596		2,278
Operational risk-weighted assets		8,958		9,348		9,432

Total	￦	146,323	￦	154,071	￦	149,728

Tier I common equity capital ratio		8.96%		8.47%		10.50%
Total Tier I capital ratio		10.69%		10.43%		12.68%
Tier II capital ratio		3.56%		3.23%		2.61%
Total Tier I and Tier II capital ratio		14.25%		13.66%		15.29%

(1)

Allowance for credit losses in respect of credits classified as normal or precautionary are used to calculate Tier II capital only to the extent such allowances represent up to 1.25% of risk-weighted assets.

Recent Accounting Pronouncements

IFRS 9 Financial Instruments, issued in July 2014, is the IASB’s replacement for International Accounting Standard 39, Financial Instruments: Recognition and Measurement. IFRS 9 contains the requirements for the classification and measurement of financial assets and financial liabilities based on a business model whose objective is achieved both by collecting contractual cash flows and selling financial assets and based on the contractual terms that give rise on specified dates to cash flows; impairment methodology based on expected credit losses; and broadened types of instruments that qualify as hedging instruments and the types of risk components of non-financial items that are eligible for hedge accounting, and the change of the hedge effectiveness test. IFRS 9 is effective for annual periods beginning on or after January 1, 2018. We are in the process of changing our related accounting systems to prepare for the effectiveness of IFRS 9 and are currently analyzing the impact of the adoption of IFRS 9 on our consolidated financial statements. For further information regarding IFRS 9, see Note 2-(1)-2) of the notes to our consolidated financial statements.

For a description of other recent accounting pronouncements under IFRS as issued by the IASB that have been issued but are not yet effective, see Note 2-(1)-2) of the notes to our consolidated financial statements.

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

Board of Directors

Our board of directors has the ultimate responsibility for managing our affairs. The board currently comprises two standing directors, one non-standing director and five outside directors. Standing directors are directors who are either our full-time executive officers or our standing Audit Committee members, while non-standing directors and outside directors are directors who are not full-time executive officers. Outside directors represent a cross-section of respected and experienced members of the academic, financial, corporate and other fields in Korea and elsewhere, and must also satisfy certain requirements under Korean law and our articles of incorporation to evidence their independence from us.

Our articles of incorporation provide that the board can have no less than five directors. Standing directors must comprise less than 50% of the total number of directors, and there must be at least three outside directors. Each director may be elected for a term of office not exceeding three years and may be re-elected, provided that each outside director may be elected for a term of office not exceeding three years and may be re-elected on an annual basis but may not serve in such office for more than six consecutive years. In addition, with respect to all directors, such term of office is extended until the close of the annual general meeting of shareholders convened in respect of the last fiscal year of the director’s term of office. These terms are subject to the Korean Commercial Code, the Bank Act and related regulations.

Pursuant to an agreement we entered into with the KDIC in December 2016, we are required to use our best efforts to cause an employee of the KDIC nominated by it to be appointed as our non-standing director, so long as the KDIC either (x) owns 10% or more of our total issued shares with voting rights or (y) owns more than 4% but less than 10% of our total issued shares with voting rights and remains our largest shareholder (other than the National Pension Service of Korea). See “Item 10C. Material Contracts.”

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

Standing Directors

Our standing directors are as follows:

Name	Age	Position	Director Since
Kwang-Goo Lee	59	President and Chief Executive Officer	December 30, 2014
Jung-Sik Oh	61	Director and Standing Audit Committee Member	March 24, 2017

None of these directors is involved in any significant business activities outside us and our subsidiaries.

Kwang-Goo Lee is our president and chief executive officer. He was appointed as president and chief executive officer in December 2014. Previously, he served as head of the consumer banking business group. Prior to that, he was the head of a regional operations department. Mr. Lee holds a Bachelor of Arts in Business Administration from Sogang University.

Jung-Sik Oh is a standing Audit Committee member. He was appointed as a standing Audit Committee member in March 2017. Prior to joining us, he was the representative director of KB Capital. He holds a Bachelor of Arts in International Economics from Seoul National University.

Non-Standing Director

Our non-standing director is as follows:

Name	Age	Position	Director Since	Year Term Ends(1)
Kwang-Woo Choi	55	Non-Standing Director	March 25, 2016	2018

(1)	The date on which the term will end will be the date of the general shareholders’ meeting in the relevant year.

Kwang-Woo Choi was elected as a non-standing director in March 2016. He currently serves as a general manager of public relations at the KDIC. He holds a Bachelor of Arts in Business Administration from Korea University.

Outside Directors

We currently have five outside directors. Pursuant to a commitment made by the KDIC in connection with the bidding process for the sale of a combined 29.7% ownership interest in us in December 2016 and January 2017, five of the seven winning bidders each nominated one person to become a new outside director, and each such nominee was elected as a new outside director at an extraordinary general meeting of our shareholders held in December 2016. See “Item 4A. History and Development of the Company—Privatization Plan—Sales of the KDIC’s Ownership Interest.”

Our outside directors are as follows:

Name	Age	Position	Director Since	Year Term Ends(1)
Dong-Woo Chang	50	Outside Director	December 30, 2016	2018
Sang-Yong Park	66	Outside Director	December 30, 2016	2018
Sung-Tae Ro	70	Outside Director	December 30, 2016	2018
Sang-Hoon Shin	68	Outside Director	December 30, 2016	2018
Zhiping Tian	51	Outside Director	December 30, 2016	2018

(1)	The date on which each term will end will be the date of the general shareholders’ meeting in the relevant year.

Dong-Woo Chang was elected as an outside director in December 2016. He is currently the chief executive officer and representative director of IMM Investment Corp. He received a Bachelor of Laws from Hanyang University in 1991.

Sang-Yong Park was elected as an outside director in December 2016. He currently serves as an honorary professor at the School of Business at Yonsei University. He received a Bachelor of Arts in Business Administration from Yonsei University in 1973 and a Master of Business Administration and a Ph.D. in Business Administration from New York University in 1982 and 1984, respectively.

Sung-Tae Ro was elected as an outside director in December 2016. He previously served as the president of Hanwha Life Economic Research Institute and Korea Economic Research Institute. He received a Bachelor of Arts in Economics from Seoul National University in 1969 and a Master of Arts and a Ph.D. in Economics from Harvard University in 1983 and 1984, respectively.

Sang-Hoon Shin was elected as an outside director in December 2016. He previously served as the president and chief executive officer of Shinhan Financial Group. He received a Bachelor of Arts in Business Administration from Sungkyunkwan University in 1976 and a Master of Business Administration from Yonsei University Graduate School of Business in 1987.

Zhiping Tian was elected as an outside director in December 2016. He currently serves as a vice general manager at China Fellow Partners Limited. He received a Bachelor of Arts in Government Economics Management from Shanxi University of Finance & Economics in 1988, an International Master of Business Administration from the University of Hong Kong and a Master of Business Administration from the Southwestern University of Finance and Economics in 2005.

If any director wishes to enter into a transaction with us in his or her personal capacity, he or she must obtain the prior approval of our board of directors. The director having an interest in the transaction may not vote at the meeting during which the board approves the transaction.

Executive Officers

In addition to the standing directors who are also our executive officers, we currently have the following 24 executive officers.

Name	Age	Position
Ki-Myung Nam	60	Executive Vice President
Tae-Seung Son	59	Executive Vice President
Won-Jai Jeong	59	Executive Vice President
Hong-Hee Kim	61	Executive Vice President
Jae-Hyoun Cho	60	Executive Vice President
Jung-Hoon Choi	60	Executive Vice President
An-Ho Jang	58	Executive Vice President
Seong-Il Park	60	Compliance Officer
Sun-Kyu Kim	58	Executive Vice President
Hyun-Seok Shin	58	Executive Vice President
Woon-Haeng Cho	57	Executive Vice President
Kwang-Seok Kwon	55	Executive Vice President
Yeong-Bae Kim	60	Managing Director
Jeong-Jin Heo	59	Managing Director
Gyu-Song Cho	58	Managing Director
Dong-Yeun Lee	57	Managing Director
Hyun-Poong Hong	59	Managing Director
Jeong-Ki Kim	56	Managing Director
Jong-In Lee	58	Managing Director
Chang-Jae Lee	56	Managing Director
Tae-Joong Ha	58	Managing Director
Chai-Pong Cheong	58	Managing Director
Won-Duk Lee	56	Managing Director
Dae-Jin Lee	54	Managing Director

Ki-Myung Nam serves as an executive vice president in charge of the domestic business unit and head of the retail banking business group. Prior to serving as executive vice president, he was the managing director of the international trade business division. He holds a Bachelor of Arts in Business Administration from Seoul National University and a Master of Business Administration from the University of Michigan.

Tae-Seung Son serves as an executive vice president in charge of the global business unit and head of the global business group. Prior to serving as executive vice president, he was the managing director of the financial market business division. He holds a Master of Laws from Seoul National University.

Won-Jai Jeong serves as an executive vice president in charge of the business support unit and head of the human resources group. Prior to serving as executive vice president, he was the managing director of the marketing support division. He is a graduate of Cheonan Commercial High School.

Hong-Hee Kim serves as an executive vice president and head of the real estate finance business group. Prior to serving as executive vice president, he was the managing director of the operation and support division. He holds a Master of Business Administration from Korea University.

Jae-Hyoun Cho serves as an executive vice president and head of the smart banking business group. Prior to serving as executive vice president, he was the managing director of the smart banking business division. He holds a Bachelor of Arts in Business Administration from Hongik University.

Jung-Hoon Choi serves as an executive vice president and head of the risk management group. Prior to serving as executive vice president, he was the managing director of the international trade business division. He holds a Bachelor of Arts in Public Administration from Chungang University and a Master of Business Administration from Kobe University.

An-Ho Jang serves as an executive vice president and head of the corporate banking business group. Prior to serving as executive vice president, he was the managing director of the human resources division. He holds a Bachelor of Arts in French Literature from Chonbuk National University.

Seong-Il Park serves as an executive vice president and the compliance officer. Prior to serving as executive vice president, he was the compliance officer and a managing director. He holds a Bachelor of Arts in Business Administration from Chungnam National University.

Sun-Kyu Kim serves as an executive vice president and head of the credit support group. Prior to serving as executive vice president, he was the managing director of the corporate restructuring division. He holds a Bachelor of Arts in International Trade from Sejong University.

Hyun-Seok Shin serves as an executive vice president and head of the management and finance planning group. Prior to serving as executive vice president, he was the managing director of the management and finance planning division. He holds a Bachelor of Laws from Pusan National University.

Woon-Haeng Cho serves as an executive vice president and head of the institutional banking business group. Prior to serving as executive vice president, he was the managing director of the operation and support division. He holds a Bachelor of Arts in Business Administration from Kyunghee University.

Kwang-Seok Kwon serves as an executive vice president and head of the investment banking business group. Prior to serving as executive vice president, he was the managing director of the external relations division. He holds a Bachelor of Arts in industrial engineering from Konkuk University and a Master of Business Administration from Yonsei University Graduate School of Business.

Yeong-Bae Kim serves as a managing director and head of the international trade business division. Prior to serving as managing director, he was the senior general manager of the Daegu-Gyeongbuk regional banking headquarters. He is a graduate of Daegu Commercial High School.

Jeong-Jin Heo serves as a managing director and head of the information security division. Prior to serving as managing director, he was the senior general manager of the information security department. He holds a Bachelor of Arts in International Trade from Kookje University.

Gyu-Song Cho serves as a managing director and head of the operation and support group. Prior to serving as managing director, he was the senior general manager of the Daejeon-Chungcheongnambu regional banking headquarters. He holds a Bachelor of Arts in English Literature from Cheongju University.

Dong-Yeun Lee serves as a managing director and head of the small and medium corporate banking business group. Prior to serving as managing director, he was the senior general manager of the loan service center. He holds a Master of Arts in Political Administration Leadership from the Graduate School of Public Administration of Yonsei University.

Hyun-Poong Hong serves as a managing director and head of the next generation ICT system building division. Prior to serving as managing director, he was the senior general manager of the next generation ICT system building division. He holds a Bachelor of Arts in Economics from Hanyang University.

Jeong-Ki Kim serves as a managing director and head of the external relations division. Prior to serving as managing director, he was the senior general manager of the regional banking headquarters. He holds a Bachelor of Arts in Agricultural Economics from Chungbuk National University.

Jong-In Lee serves as a managing director and head of the financial market business group. Prior to serving as managing director, he was the senior general manager of the regional banking headquarters. He holds a Master of Arts in Financial Management from Korea University Business School.

Chang-Jae Lee serves as a managing director and head of the pension and trust business group. Prior to serving as managing director, he was the senior general manager of the regional banking headquarters. He holds a Bachelor of Arts in Real Estate Studies from Seoul Digital University.

Tae-Joong Ha serves as a managing director and head of the corporate restructuring division. Prior to serving as managing director, he was the senior general manager of the head office corporate banking headquarters. He holds a Bachelor of Arts in Accounting from Kyungpook National University.

Chai-Pong Cheong serves as a managing director and head of the wealth management group. Prior to serving as managing director, he was the senior general manager of the wealth management division. He holds a Ph.D. in Business Administration from Dongguk University.

Won-Duk Lee serves as a managing director and head of the future strategy division. Prior to serving as managing director, he was the senior general manager of the future strategy department. He holds a Master of Arts in Economics from Seoul National University.

Dae-Jin Lee serves as a managing director and head of the audit department. Prior to serving as managing director, he was the senior general manager of the audit department. He holds a Ph.D. in Business Administration from Sungkyunkwan University.

None of the executive officers is involved in any significant business activities outside us and our subsidiaries.

Item 6B.	Compensation

The aggregate remuneration and benefits-in-kind we paid in 2016 to our directors and our other executive officers, including the compliance officer and managing directors, was ￦7,839 million. In 2016, we did not record additional provisions for allowances for severance and retirement benefits for such directors and officers, as no such directors or officers had been employed with us for over one year in 2016. We do not have service contracts with any of these directors or officers that provide for benefits if employment with us is terminated.

The compensation of our director who received total annual compensation exceeding ￦500 million in 2016 was as follows:

Name	Position	Total Compensation in 2016 (in millions of Won)
Kwang-Goo Lee	President and Chief Executive Officer	￦	674	(1)

(1)	Includes 2016 annual salary of ￦360 million and an incentive payment of ￦314 million, which was based on performance in 2013 and 2015.

In 2016, we did not grant any stock options and, accordingly, did not recognize any compensation expense for stock options granted under our stock option plan. As of the date of this annual report, we do not have any stock options outstanding.

Item 6C.	Board Practices

See “Item 6A. Directors and Senior Management—Board of Directors” and “Item 6B. Compensation” for information concerning the terms of office and contractual employment arrangements with our directors and executive officers.

Committees of the Board of Directors

We currently have five committees that serve under the board:

•	the Board of Directors Management Committee;

•	the Board Risk Management Committee;

•	the Audit Committee;

•	the Compensation Committee; and

•	the Committee for Recommending Executive Officer Candidates.

The board appoints each member of these committees except for members of the Audit Committee, who are elected by our shareholders at the annual general meeting.

Board of Directors Management Committee

This committee consists of one standing director, one non-standing director and all five outside directors: Kwang-Goo Lee, Kwang-Woo Choi, Dong-Woo Chang, Sang-Yong Park, Sung-Tae Ro, Sang-Hoon Shin and Zhiping Tian. The chairman is Sung-Tae Ro. This committee, which functions as a steering committee, provides administrative support for the operations of our board of directors. It is responsible for the following:

•	setting rules and procedures for operations of our board and its various committees;

•	addressing corporate governance issues; and

•	reviewing all reports to be submitted to the board and other matters that are deemed necessary by the board or various sub-committees of the board.

This committee holds regular meetings every quarter.

Board Risk Management Committee

This committee consists of one non-standing director and three outside directors: Kwang-Woo Choi, Sang-Yong Park, Sung-Tae Ro and Zhiping Tian. The chairman is Sang-Yong Park. It oversees and makes determinations on all significant issues relating to our risk management system. It implements policies regarding, monitors and has ultimate responsibility for managing credit, market and liquidity risk and asset and liability management. The major roles of the Board Risk Management Committee include:

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

•	allocating risk capital and approving our business groups’ risk limit requests;

•	reviewing our risk profile, including the level of risks we are exposed to and the status of our risk management operations; and

•	monitoring our compliance with our risk policies.

The Board Risk Management Committee regularly receives reports from the Executive Risk Management Committee as well as the Risk Management Department, which in turn receives reports from subsidiary level risk management committees and groups. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk.” The committee holds regular meetings every quarter.

Audit Committee

This committee consists of two outside directors and one standing director: Dong-Woo Chang, Sang-Hoon Shin and Jung-Sik Oh. The chairman is Sang-Hoon Shin. It reviews all audit and compliance-related matters and makes recommendations to our board. The Audit Committee, whose members must meet certain qualifications as experts under the committee charter, is also responsible for the following:

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

Compensation Committee

This committee consists of one non-standing director and all five of our outside directors: Kwang-Woo Choi, Dong-Woo Chang, Sang-Yong Park, Sung-Tae Ro, Sang-Hoon Shin and Zhiping Tian. The chairman is Sang-Hoon Shin. It is responsible for all matters relating to the following:

•	evaluating management’s performance in developing our business;

•	setting goals and targets with respect to executive performance; and

•	fixing executive compensation, including incentives and bonuses.

This committee holds regular meetings every quarter.

Committee for Recommending Executive Officer Candidates

This committee consists of one standing director and all five of our outside directors: Kwang-Goo Lee, Dong-Woo Chang, Sang-Yong Park, Sung-Tae Ro, Sang-Hoon Shin and Zhiping Tian. The chairman is Dong-Woo Chang. This committee holds meetings when an Audit Committee member, an outside director or our president and chief executive officer needs to be appointed.

Item 6D.	Employees

As of December 31, 2016, we had a total of 14,861 full-time employees, excluding employees of our subsidiaries. The following table sets forth information regarding our employees as of the dates indicated:

	As of December 31,
	2014	2015	2016
Full-time employees	15,075	15,270	14,861
Contractual employees	398	583	675

Total	15,473	15,853	15,536

Approximately 70.1% of our employees as of December 31, 2016 were members of the Korea Financial Industry Union. We have not experienced any significant labor disputes in recent years, although we have made certain concessions to our labor unions. See “Item 3D. Risk Factors—Other risks relating to our business—Labor union unrest may disrupt our operations and hinder our ability to continue to reorganize our operations.” We have placed a high priority on our relationship with our employees and on maintaining an atmosphere of trust and cooperation between our labor and management.

Our salary system with respect to our employees is based on a combination of the agreed-upon base salary and bonuses reflecting the work productivity and performance of each employee and the relevant business group. We believe that the salaries we pay to our employees and management are similar to those of other large financial institutions in Korea. We evaluate employees twice a year (usually in January and July), based on our business performance and evaluations provided by co-workers and superiors. With respect to our compensation program, we do not provide housing leases or loans to our employees.

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

In accordance with the National Pension Act, we contribute an amount equal to 4.5% of employee wages, and each employee contributes 4.5% of his or her wages, into each employee’s personal pension account. In addition, in accordance with the Guarantee of Worker’s Retirement Benefits Act, we have adopted a retirement pension plan for our employees. Contributions under the retirement pension plan are deposited annually into a selected financial institution, and an employee may elect to receive a monthly pension or a lump-sum amount upon retirement. Our retirement pension plans are provided in the form of a defined benefit plan and a defined contribution plan. The defined benefit plan guarantees a certain payout at retirement, according to a fixed formula based on the employee’s average salary and the number of years for which the employee has been a plan member. The defined contribution plan, in which the employer’s contribution is determined in advance on an annual basis, is managed directly by the employees. Under Korean law, we may not terminate the employment of full-time employees except under certain limited circumstances.

Item 6E.	Share Ownership

Common Stock

As of April 20, 2017, the persons who are currently our directors or executive officers, as a group, held an aggregate of 363,265 shares of our common stock. None of these persons individually held more than 1% of our outstanding common stock as of such date. The following table presents information regarding our directors and executive officers who beneficially owned our shares as of April 20, 2017.

Name of Executive Officer or Director	Number of Shares of Common Stock
Kwang-Goo Lee	21,251
Sang-Hoon Shin	10,000
Ki-Myung Nam	8,049
Tae-Seung Sohn	17,127
Won-Jai Jeong	20,582
Hong-Hee Kim	13,071
Jae-Hyoun Cho	8,000
Jung-Hoon Choi	17,330
An-Ho Chang	17,448
Seong-Il Park	12,314
Sun-Kyu Kim	19,094
Hyun-Seok Shin	12,525
Woon-Haeng Cho	22,345
Kwang-Seok Kwon	8,057
Young-Bae Kim	14,831
Jeong-Jin Heo	9,483
Gyu-Song Cho	19,303
Dong-Yeun Lee	12,115
Hyun-Poong Hong	15,860
Jeong-Ki Kim	18,721
Jong-In Lee	8,857
Chang-Jae Lee	12,188
Tae-Joong Ha	9,831
Chai-Pong Cheong	9,925
Dae-Jin Lee	24,958

Total	363,265

Stock Options

As of the date of this annual report, we do not have any stock options outstanding.

Item 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Item 7A.	Major Shareholders

The following table presents information regarding the beneficial ownership of our common stock at April 20, 2017 (unless otherwise indicated) by each person or entity known to us to own beneficially more than 5% of the outstanding shares of our common stock:

Except as otherwise indicated, each shareholder identified by name has:

•	sole voting and investment power with respect to its shares; and

•	record and beneficial ownership with respect to its shares.

Beneficial Owner	Number of Shares of Common Stock	Percentage of Total Shares of Common Stock	Percentage of Total Shares on a Fully Diluted Basis
KDIC	144,457,161	21.37	21.37
National Pension Service(1)	50,332,224	7.45	7.45
Nobis1, Inc.(2)	40,560,000	6.00	6.00

(1)	As of December 31, 2016.
(2)

Nobis1, Inc., which is an affiliate of IMM Private Equity, acquired 27,040,000 shares of our common stock, or 4.00% of our outstanding common stock, in December 2016. In accordance with the Bank Act, Nobis1, Inc. received approval from the Financial Services Commission for the acquisition of an additional 13,520,000 shares of our common stock, or 2.00% of our outstanding common stock, in January 2017, pursuant to an agreement not to exercise the voting rights with respect to such shares.

Pursuant to the Korean government’s privatization plan, in December 2014, the KDIC sold 40,143,022 shares of our common stock (representing 5.9% of our outstanding common stock) in a private sale in Korea. In addition, in December 2016 and January 2017, the KDIC sold an aggregate of 200,685,395 shares of our common stock (representing 29.7% of our outstanding common stock) in stakes ranging from 3.7% to 6.0% to seven financial companies through a bidding process. Pursuant to a commitment made by the KDIC in connection with such bidding process, five persons, each nominated by one of the winning bidders, were elected as new outside directors at an extraordinary general meeting of our shareholders held in December 2016. See “Item 6A. Directors and Senior Management—Board of Directors—Outside Directors.” As a result of such transactions, the KDIC’s ownership interest in us was reduced to 21.37%. We expect the KDIC to sell all or a portion of the remaining shares of our common stock it owns to one or more purchasers in the future.

As of April 20, 2017, our president and chief executive officer owned 21,251 shares of our common stock. Our executive officers (excluding our president and chief executive officer) collectively owned 332,014 shares of our common stock. Our outside directors collectively owned 10,000 shares of our common stock.

Other than as set forth above, no other person or entity known by us to be acting in concert, directly or indirectly, jointly or separately, owned 5.0% or more of the outstanding shares of our common stock or exercised control or could exercise control over us as of April 20, 2017. None of our major shareholders has different voting rights from our other shareholders. However, pursuant to an agreement we entered into with the KDIC in December 2016, the KDIC has the right to require us to use our best efforts to cause an employee of the KDIC nominated by it to be appointed as our non-standing director, so long as the KDIC either (x) owns 10% or more of our total issued shares with voting rights or (y) owns more than 4% but less than 10% of our total issued shares with voting rights and remains our largest shareholder (other than the National Pension Service of Korea). See “Item 10C. Material Contracts.”

As of the close of our shareholders’ register on December 31, 2016, approximately 75.75% of our issued shares were held in Korea by approximately 44,375 shareholders.

Item 7B.	Related Party Transactions

We regularly engage in transactions with entities affiliated with the government, which as of April 20, 2017 owned 21.37% of our shares through the KDIC. Generally, these transactions include the extension of loans, the purchase of debt securities and other ordinary course activities relating to our banking business. For a description of such transactions, see “Item 4B. Business Overview—Assets and Liabilities.” In addition, as of December 31, 2016, we owned ￦326 billion of debentures issued by the KDIC, representing 0.9% of our investment securities.

As of December 31, 2016, we also had loans outstanding to our executive officers and directors in the aggregate amount of ￦253 million.

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

See “Item 18. Financial Statements” and pages F-1 through F-130.

Legal Proceedings

As a financial institution with diverse operations, we are subject to legal proceedings and regulatory actions in the ordinary course of our business.

In July 2012, the Korea Fair Trade Commission commenced an investigation into alleged collusion among domestic financial institutions, including banks and securities companies, in setting interest rates applicable to three-month certificates of deposit. Such rates were used as the primary benchmark for banks’ floating lending rates before a new benchmark rate for bank lending was introduced in December 2012. In February 2016, the Korea Fair Trade Commission sent its formal written report of findings to six commercial banks, including us, and the respondents submitted their response briefs in April 2016. In July 2016, citing insufficient evidence to prove violation of Korean fair trade laws, the Korea Fair Trade Commission announced that it had decided to terminate its investigation.

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

The table below sets forth the dividend per share of common stock and the total amount of dividends declared by us in respect of the years ended December 31, 2014, 2015 and 2016. Except as otherwise noted, the dividends set forth below with respect to each year were declared, paid and recorded in the following year.

Fiscal year	Dividends Per Share of Common Stock	Total Amount Of Cash Dividends Paid
	(in Won)	(in millions of Won)
2014	500	336,635
2015(1)	500	336,635
2016	400	269,308

(1)	Includes interim dividends of ￦250 per share of common stock declared and paid in July 2015.

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

	KRX KOSPI Market			New York Stock Exchange(1)
	Closing Price Per Common Stock		Average Daily Trading Volume	Closing Price Per ADS		Average Daily Trading Volume
	High	Low		High	Low
	(in Won)		(in thousands of shares)	(in US$)		(in shares)
2012	13,600	10,300	2,203	36.18	23.92	14,866
2013	13,500	9,800	1,676	38.33	25.09	13,557
2014	14,550	10,000	1,785	42.41	27.05	4,936
2015	11,200	8,780	2,246	31.32	22.03	6,229
First Quarter	10,100	8,780	2,237	27.38	23.65	4,925
Second Quarter	11,200	9,140	3,239	31.32	25.35	6,564
Third Quarter	9,740	8,840	1,969	26.16	22.03	5,757
Fourth Quarter	10,150	8,820	1,556	26.79	22.47	7,635
2016
First Quarter	9,510	8,230	1,481	24.98	20.25	3,550
Second Quarter	10,800	9,220	1,920	28.31	23.94	7,359
Third Quarter	11,800	9,430	1,691	32.22	24.34	8,106
Fourth Quarter	13,350	11,350	1,700	35.70	30.42	7,265
October	12,800	11,350	1,710	33.93	30.42	4,097
November	12,750	12,000	1,644	33.29	30.81	5,079
December	13,350	12,300	1,750	35.70	31.96	12,619
2017 (through April 20)
First Quarter	13,850	12,300	1,217	37.25	31.18	4,550
January	13,100	12,300	1,269	34.17	31.18	5,344
February	13,800	13,150	1,122	36.67	34.82	4,523
March	13,850	13,000	1,255	37.25	34.70	3,881
April (through April 20)	14,200	13,050	1,505	37.65	35.21	4,056

Source: KRX KOSPI Market; New York Stock Exchange.

(1)	Each ADS represents the right to receive three shares of our common stock.

Item 9B.	Plan of Distribution

Not Applicable

Item 9C.	Markets

The KRX KOSPI Market, formerly known as the Stock Market Division of the Korea Exchange, began its operations in 1956. Currently it is the only stock exchange in Korea. It has a single trading floor located in Seoul. The KRX KOSPI Market is a membership organization consisting of most of the Korean securities companies and some Korean branches of foreign securities companies.

As of December 31, 2016, the aggregate market value of equity securities listed on the KRX KOSPI Market was approximately ￦1,308 trillion. The average daily trading volume of equity securities for 2016 was approximately 377 million shares and the average daily transaction value was ￦4,523 billion.

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

The following table sets out movements in KOSPI:

Year	Opening	High	Low	Closing
1982	123.60	134.48	105.99	128.99
1983	122.52	134.46	115.59	121.21
1984	115.25	142.46	115.25	142.46
1985	139.53	163.37	131.40	163.37
1986	161.40	279.67	153.85	272.61
1987	264.82	525.11	264.82	525.11
1988	532.04	922.56	527.89	907.20
1989	919.61	1,007.77	844.75	909.72
1990	908.59	928.82	566.27	696.11
1991	679.75	763.10	586.51	610.92
1992	624.23	691.48	459.07	678.44
1993	697.41	874.10	605.93	866.18
1994	879.32	1,138.75	855.37	1,027.37
1995	1,013.57	1,016.77	847.09	882.94
1996	888.85	986.84	651.22	651.22
1997	653.79	792.29	350.68	376.31
1998	385.49	579.86	280.00	562.46
1999	587.57	1,028.07	498.42	1,028.07
2000	1,059.04	1,059.04	500.60	504.62
2001	520.95	704.50	468.76	693.70
2002	724.95	937.61	584.04	627.55
2003	635.17	822.16	515.24	810.71
2004	821.26	936.06	719.59	895.92
2005	893.71	1,379.37	870.84	1,379.37
2006	1,389.27	1,464.70	1,203.86	1,434.46
2007	1,435.26	2,064.85	1,355.79	1,897.13
2008	1,853.45	1,888.88	938.75	1,124.47
2009	1,157.40	1,718.88	1,018.81	1,682.77
2010	1,696.14	2,051.00	1,552.79	2,051.00
2011	2,070.08	2,228.96	1,652.71	1,825.74
2012	1,826.37	2,049.28	1,769.31	1,997.05
2013	2,031.10	2,059.58	1,780.63	2,011.34
2014	1,967.19	2,082.61	1,886.85	1,915.59
2015	1,926.44	2,173.41	1,829.81	1,961.31
2016	1,918.76	2,068.72	1,835.28	2,026.46
2017 (through April 20)	2,026.16	2,178.38	2,026.16	2,149.15

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

The number of companies listed on the KRX KOSPI Market, the corresponding total market capitalization at the end of the periods indicated and the average daily trading volume for those periods are set forth in the following table:

	Market Capitalization on the Last Day of Each Period			Average Daily Trading Volume, Value
Year	Number of Listed Companies	(billions of ￦)		(thousands of Shares)	(millions of ￦)
1982	334	￦	3,001	9,704	￦	6,667
1983	328		3,490	9,325		5,941
1984	336		5,149	14,847		10,642
1985	342		6,570	18,925		12,315
1986	355		11,994	31,755		32,870
1987	389		26,172	20,353		70,185
1988	502		64,544	10,367		198,364
1989	626		95,477	11,757		280,967
1990	669		79,020	10,866		183,692
1991	686		73,118	14,022		214,263
1992	688		84,712	24,028		308,246
1993	693		112,665	35,130		574,048
1994	699		151,217	36,862		776,257
1995	721		141,151	26,130		487,762
1996	760		117,370	26,571		486,834
1997	776		70,989	41,525		555,759
1998	748		137,799	97,716		660,429
1999	725		349,504	278,551		3,481,620
2000	704		188,042	306,163		2,602,211
2001	689		255,850	473,241		1,997,420
2002	683		258,681	857,245		3,041,598
2003	684		355,363	542,010		2,216,636
2004	683		412,588	372,895		2,232,108
2005	702		655,075	467,629		3,157,662
2006	731		704,588	279,096		3,435,180
2007	745		951,900	363,741		5,539,653
2008	763		576,888	355,205		5,189,644
2009	770		887,935	485,657		5,795,426
2010	777		1,141,885	380,859		5,619,768
2011	791		1,041,999	353,759		6,863,146
2012	784		1,154,294	486,480		4,823,643
2013	777		1,185,974	328,325		3,993,422
2014	773		1,192,253	278,082		3,983,580
2015	770		1,242,832	455,256		5,351,734
2016	779		1,308,440	376,773		4,523,044
2017 (through April 20)	774		1,393,644	385,060		4,335,799

Source: The KRX KOSPI Market

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

Reporting Requirements for Holders of Substantial Interests

Any person who directly or beneficially owns shares of our common stock that have voting rights, whether in the form of shares, ADSs, certificates representing the rights to subscribe for shares or equity-related debt securities (including convertible bonds and bonds with warrants) (which we refer to collectively as “Equity Securities”) that, when taken together with the Equity Securities beneficially owned by specified related persons or by any person acting in concert with that person, account for 5% or more of our total issued and outstanding shares (plus the Equity Securities other than the shares held by such persons and treasury stock) must report that holding to the Financial Services Commission and the KRX KOSPI Market no more than five business days after reaching 5%. That person must also report any subsequent change in the ownership interest of 1% or more of our total outstanding shares (plus the Equity Securities other than the shares held by such persons) to the same entities no more than five business days after the change.

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

In addition to the reporting requirements described above, any person whose direct or beneficial ownership of our stock accounts for 10% or more of the total issued and outstanding stock (which we refer to as a “major shareholder”) must report the status of its shareholding to the Korea Securities Futures Commission and the KRX KOSPI Market within five days after becoming a major shareholder. In addition, the major shareholder must report any subsequent change in its ownership interest to those same entities within five days of the occurrence of the change, unless the change in the number of shares is less than 1,000 shares and the amount involved in such change is less than ￦10 million. A major shareholder that violates these reporting requirements may suffer criminal sanctions, including fines or imprisonment.

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

As of the date of this annual report, 676,000,000 shares of common stock were issued and 673,271,226 shares of common stock were outstanding. Pursuant to our articles of incorporation, which was last amended on March 24, 2017, we are authorized to issue various types of “class shares,” which include shares of voting and non-voting preferred stock, convertible stock, redeemable preferred stock and hybrid securities comprising one or more elements of the foregoing types of shares. There are no class shares currently outstanding. All of the issued and outstanding shares are fully paid and non-assessable and are in registered form. As of the date of this annual report, our authorized but unissued share capital was 4,324,000,000 shares. We may issue the unissued shares without further shareholder approval, but these issuances are subject to a board resolution as provided in the articles of incorporation. See “—Pre-emptive Rights and Issuances of Additional Shares” and “—Dividends and Other Distributions—Distribution of Free Shares.” For a discussion of the history of our share capital, see Note 28 of the notes to our consolidated financial statements and “Item 4A. History and Development of the Company—History—Establishment of Woori Finance Holdings” and “—Privatization Plan—Merger with Woori Finance Holdings.”

Our articles of incorporation allow our shareholders, by special resolution, to grant to our officers, directors and employees stock options exercisable for up to 15% of the total number of our issued and outstanding shares. Our board of directors may also grant stock options exercisable for up to 1% of our issued and outstanding shares. However, any grant by our board of directors must be approved by our shareholders at their next general meeting convened immediately after the grant date. As of December 31, 2016, our officers, directors and employees did not hold any options to purchase shares of common stock. See “Item 6E. Share Ownership.”

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

Under the Financial Investment Services and Capital Markets Act, each member of our employee stock ownership association, whether or not they are shareholders, has a preemptive right, subject to certain exceptions, to subscribe for up to 20% of any shares we publicly offer. This right is exercisable only so long as the total number of shares so acquired and held by the member does not exceed 20% of the total number of shares then outstanding. As of December 31, 2016, our employees owned 4.44% of our common stock through the employee stock ownership association.

In addition, our articles of incorporation permit us to issue convertible bonds or bonds with warrants, each up to an aggregate principal amount of ￦1 trillion, to persons other than existing shareholders. Under the Korean Commercial Code, we are permitted to distribute convertible bonds or bonds with warrants to persons other than existing shareholders only when we deem that this distribution is necessary for managerial purposes, such as obtaining new technology or improving our financial condition. In the event we issue new shares, the foregoing provision would be applicable notwithstanding any provision in the articles of incorporation allowing issuance of new shares to persons other than existing shareholders. As of December 31, 2016, we had no convertible bonds or bonds with warrants outstanding.

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

•

at the request of the holders of an aggregate of 0.75% or more of our outstanding shares with voting rights who have held those shares for at least six months pursuant to the Act on the Corporate Governance of Financial Institutions and the regulations thereunder; or

•	at the request of our Audit Committee.

Holders of non-voting shares are entitled to request a general meeting only if their non-voting shares have become enfranchised. Meeting agendas will be determined by our board of directors or proposed by holders of an aggregate of 3% or more of our outstanding shares with voting rights or by holders of an aggregate of 1.0% or more of those shares who have held those shares for at least six months by way of a written proposal to our board of directors at least six weeks before the meeting pursuant to the Act on the Corporate Governance of Financial

Institutions and the regulations thereunder. We must give shareholders written notices or e-mail notices stating the date, place and agenda of the meeting at least two weeks before the date of the meeting. However, we may give notice to holders of 1% or less of the total number of issued and outstanding shares that are entitled to vote by placing at least two public notices at least two weeks in advance of the meeting in at least two daily newspapers. Shareholders who are not on the shareholders’ register as of the record date will not be entitled to receive notice of the general meeting of shareholders or to attend or vote at the meeting. Unless their non-voting shares have been enfranchised, holders of non-voting shares are not entitled to receive notice of or vote at general meetings of shareholders. Holders of enfranchised non-voting shares who are on the shareholders’ register as of the record date will be entitled to receive notice of the general meeting of shareholders and to attend and vote at the meeting.

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

In connection with our receipt of public funds, we entered into a memorandum of understanding with the KDIC, which was terminated in December 2016. See “Item 4A. History and Development of the Company—History—Memoranda of Understanding.”

In December 2016, in connection with the KDIC’s sale of shares of our common stock, we entered into an agreement with the KDIC, which we refer to as the KDIC Agreement. Pursuant to the KDIC Agreement, we are required to use our best efforts to cause an employee of the KDIC nominated by it to be appointed as one of our non-standing directors, so long as the KDIC either (x) owns 10% or more of our total issued shares with voting rights or (y) owns more than 4% but less than 10% of our total issued shares with voting rights and remains our largest shareholder (other than the National Pension Service of Korea). In addition, pursuant to the KDIC Agreement, we are required to use our best efforts to cause such non-standing director nominated by the KDIC to be appointed as a member of the Compensation Committee under our board of directors, so long as the KDIC owns 10% or more of our total issued shares with voting rights. Furthermore, so long as the KDIC owns 4% or more of our total issued shares with voting rights, the KDIC Agreement requires us to provide certain information in advance to the KDIC, including the agenda and minutes for meetings of our board of directors, information regarding our retained earnings available for distribution of dividends, and information regarding matters that may have a material effect on the KDIC’s remaining share ownership interest in us, such as capital increases or decreases, our conversion to a holding company structure, changes in our corporate governance, changes in the lines of business of our subsidiaries and material dispositions or acquisitions of assets. The KDIC Agreement will automatically terminate if the KDIC ceases to own 4% or more of our total issued shares with voting rights.

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

United States Taxation

This summary describes certain material U.S. federal income tax consequences for a U.S. holder (as defined below) of acquiring, owning, and disposing of common shares or ADSs. This summary applies to you only if you hold the common shares or ADSs as capital assets for tax purposes. This summary does not apply to you if you are a member of a class of holders subject to special rules, such as:

•	a dealer in securities or currencies;

•	a trader in securities that elects to use a mark-to-market method of accounting for securities holdings;

•	a bank or financial institution;

•	a life insurance company;

•	a tax-exempt organization;

•	an entity treated as a partnership or other passthrough entity (or investors therein) for U.S. federal income tax purposes;

•	a person that holds common shares or ADSs that are a hedge or that are hedged against interest rate or currency risks;

•	a person that holds common shares or ADSs as part of a straddle or conversion transaction for tax purposes;

•	a person whose functional currency for tax purposes is not the U.S. dollar; or

•	a person that owns or is deemed to own 10% or more of any class of our stock.

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

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual with respect to the ADSs will be subject to taxation at reduced rates if the dividends are “qualified dividends.” Dividends paid on the ADSs will be treated as qualified dividends if (i) the ADSs are readily tradable on an established securities market in the United States and (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company as defined for U.S. federal income tax purposes, which we refer to as a PFIC. The ADSs are listed on the New York Stock Exchange, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on our audited financial statements, we believe that we were not a PFIC in our 2016 taxable year. In addition, based on our current expectations regarding our income, assets and activities, we do not anticipate becoming a PFIC for our 2017 taxable year.

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

Specified Foreign Financial Assets

Certain U.S. holders that own “specified foreign financial assets” with an aggregate value in excess of 50,000 U.S. dollars are generally required to file an information statement along with their tax returns, currently on Form 8938, with respect to such assets. “Specified foreign financial assets” include any financial accounts held at a non-U.S. financial institution, as well as securities issued by a non-U.S. issuer (which would include the common shares and ADSs) that are not held in accounts maintained by financial institutions. Higher reporting thresholds apply to certain individuals living abroad and to certain married individuals. Regulations extend this reporting requirement to certain entities that are treated as formed or availed of to hold direct or indirect interests in specified foreign financial assets based on certain objective criteria. U.S. holders who fail to report the required information could be subject to substantial penalties. In addition, the statute of limitations for assessment of tax would be suspended, in whole or part. Prospective investors should consult their own tax advisors concerning the application of these rules to their investment in the common shares or ADSs, including the application of the rules to their particular circumstances.

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

Through our standardized risk management system we allocate our risk capital:

•	with respect to credit risk on the basis of a standardized approach as well as other portfolio credit models developed by third party vendors;

•	with respect to our market risk based on a market value at risk, or “VaR,” system and, beginning in 2012, including “stressed VaR”; and

•	with respect to our interest rate risk based on a historical simulation method, which simulates the current portfolio’s net present value at a 99.9% confidence level for a one-year holding period.

We allocate our risk capital with respect to operational risk through a standardized approach in accordance with Basel II.

Our risk capital allocation as a percentage of available capital, on a non-consolidated basis, with respect to 2017 is as follows:

	Available capital	Risk capital	Risk appetite	Credit	Market	Interest rate	Operational	Correlation effect	Buffer
	(in billions of Won, except percentages)
Woori Bank	18,849	10,015	53.1%	44.5%	5.8%	2.5%	4.8%	(4.6)%	46.9%
Woori Card	1,371	807	58.8%	50.6%	0.0%	7.4%	6.1%	(5.2)%	41.2%
Woori Investment Bank	161	156	96.7%	89.8%	3.1%	3.1%	3.7%	(3.1)%	3.3%
Woori Private Equity	36	22	60.5%	58.6%	0.0%	0.0%	5.6%	(3.7)%	39.5%
Woori America Bank	210	142	67.4%	54.7%	0.0%	12.4%	6.7%	(6.4)%	32.6%
PT Bank Woori Saudara Indonesia 1906, Tbk	232	232	100.0%	67.8%	0.0%	34.1%	7.8%	(9.7)%	0.0%
Woori Bank China Limited	508	408	80.4%	61.3%	11.8%	9.5%	3.2%	(5.3)%	19.6%

Organization

We have a multi-tiered risk management governance structure. Our Board Risk Management Committee is ultimately responsible for our risk management. The Executive Risk Management Committee answers to the Board Risk Management Committee and coordinates the execution of its directives. Each Subsidiary Risk Management Committee, based on the Board Risk Management Committee’s directives, determines risk management strategies and implements risk management policies and guidelines for the relevant subsidiary, sets the subsidiary’s operational and business risk management policies and guidelines and directs the subsidiary’s risk management groups with support from the applicable Subsidiary Risk Management Council, but must keep within the risk guidelines of the Board Risk Management Committee. The Subsidiary Risk Management Committees generally receive input from their respective Subsidiary Risk Management Councils and subsidiary risk management groups.

The following chart sets out our risk management governance structure as of the date of this annual report:

We operate a “double report” system with respect to our risk management procedures. Each of our subsidiary risk management groups is required to submit risk management reports directly to the Risk Management Department. Through this internal reporting system, we are able to better ascertain and strengthen the monitoring of our subsidiaries’ risk management and are able to quickly address any deviation from our risk policies. We have further supplemented our double report system by strengthening the role and independence of chief risk officers in our subsidiaries (including the appointment of dedicated chief risk officers in all of our subsidiaries) and expanding the role of subsidiary risk management groups. Each subsidiary risk management group is required to report directly to such subsidiary’s chief risk officer on all material risk management issues as well as following the procedures under the double report system.

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

•	allocating risk capital and approving our business groups’ risk limit requests;

•	reviewing our risk profile, including the level of risks we are exposed to and the status of our risk management operations; and

•	monitoring our compliance with our risk policies.

The Board Risk Management Committee is comprised of one non-standing director and three outside directors. It operates independently from all business groups and individual board members, and reports directly to our board of directors. We require the chairperson of the Board Risk Management Committee to be chosen from among the outside directors in order to enhance the independence and experience level of such chairperson. Our Board Risk Management Committee convenes at least quarterly, and makes decisions by a majority vote of the attending members. At least a majority of the committee members must attend to constitute a quorum.

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

The Executive Risk Management Committee consists of seven members, including the head of our business support group, who acts as chairman, the head of our risk management group, the head of our credit support group and the head of our finance and management planning division. It operates independently from all business groups, and reports directly to the Board Risk Management Committee. The Executive Risk Management Committee convenes on a monthly basis.

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

•	reviewing and analyzing the subsidiary’s risk profile;

•	setting limits for and adjusting the risk-adjusted capital allocation plan and risk levels for each business group within the subsidiary; and

•	monitoring compliance with our risk management policies and practices at the business group and subsidiary level.

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

We believe that an essential part of achieving our credit risk management objectives is utilizing a standardized risk management system so that we can identify and manage the risks generated by our businesses using a consistent approach. We are currently using a centralized credit risk management system called the CREPIA system. CREPIA is a credit risk management system which combines credit risk management and the credit approval process on a transactional level with respect to individual borrowers and approval with respect to each individual loan or credit. The system quantifies credit risk with respect to corporate borrowers using a “mark-to-market” methodology, which reflects both the likelihood of a default by a borrower as well as the likelihood of a change in such borrower’s credit rating, and quantifies credit risk with respect to retail borrowers using a “default mode” methodology, which reflects the likelihood of a default by a borrower. We believe that CREPIA is a systematic and efficient credit evaluation system and that we have expedited our loan review process and improved our ability to monitor and evaluate our overall risk profile by using this system. The main characteristics of CREPIA are as follows:

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

We also impose a “principal investment” limit for investment activities that we and our subsidiaries undertake as a principal (as opposed to as an agent). The principal investment limit for each entity is set as a certain percentage of the capitalization of such entity.

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

Each subsidiary monitors its level of risk, determines how that level compares to our target optimized level of risk on a monthly basis and produces risk analysis reports and optimization reports on a monthly basis and stress test reports on an ad hoc basis. These reports are sent to the respective Subsidiary Risk Management Committees and to the Board Risk Management Committee and provide a basis to set risk limits for, and allocate capital to, a subsidiary’s business groups.

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

Committee	Members	Approval Process
Headquarters Approval
Loan Committee	Head of the credit support group, head of the risk management group, head of the investment banking group, head of the capital market group, head of the large corporate audit department, and head of medium-size enterprise audit department (no more than seven persons)	2/3 required for approval; 2/3 required to participate

Headquarters/Regional Approval
Senior Credit Officer Committee	One head senior credit officer and four to six other senior credit officers (five to seven persons)	2/3 required for approval; 2/3 required to participate
Credit Officer Committee	At least one senior credit officer and two other credit officers (at least three persons)	2/3 required for approval; 2/3 required to participate

Individual Approval
Senior Relationship Manager	Individual	Approval of the individual
Relationship Manager	Individual	Approval of the individual
Branch Manager	Individual	Approval of the individual

Different individuals or committees review and approve loan applications depending on various factors, including:

•	the size and type of the loan;

•	the level of credit risk established by the credit rating system;

•	whether the loan is secured by collateral; and

•	if the loan is secured, an assessment of the collateral.

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

The CREPIA system produces separate credit risk ratings for each borrower and for each loan requested by that borrower. Our credit analysis and approval center evaluates and approves corporate loan applications based on these credit risk ratings. The CREPIA system assigns each borrower and facility one of the following fourteen credit risk rating grades from AAA to D, which are classified as follows: AAA (extremely strong), AA (very strong), A+ (strong), A– (good), BBB+ (more adequate), BBB (adequate), BBB– (less adequate), BB+ (less susceptible), BB (susceptible), BB– (more susceptible), B+ (slightly weak), B– (weak), C (very weak) and D (default). Certain loans are subject to review by the Loan Committee depending on the size of the loan and the determined credit risk rating. Examples of this include loan applications for secured loans in excess of ￦80 billion for a borrower or facility with a credit risk rating of A- and above, and, at the other extreme for unsecured loans, loan applications in excess of ￦4 billion for a borrower or facility with a credit risk rating of BB– to C. Applications from borrowers with loans on a watch list (see “—Credit Review and Monitoring” below) are also automatically reviewed by the Loan Committee.

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

Loan Review and Monitoring

We monitor credit risk with respect to our borrowers using our loan review system. We have a loan review department that oversees our review and monitoring efforts. After a loan has been approved, the relevant materials or the results generated by our credit evaluation system, together with any supporting data, are reviewed by an officer in that department. There are three types of reviews that our loan review department undertakes:

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

Our loan review department in our risk management group is required to submit monthly loan review reports and quarterly deficiency reports to the chief executive officer and the head of the risk management group. The chief executive officer then provides feedback to the relevant sales offices of our branches through our auditing team or relevant business group. Based on these reports, we may, for example, stop lending to particular borrowers, change credit limits or modify our loan approval procedures. We do not monitor loans to certain borrowers, such as loans to government entities.

Credit Card Review and Monitoring

Woori Card monitors its risk exposure to individual accounts on a regular basis. It monitors each customer’s card usage trends and negative credit data such as delinquency information through both its own credit risk management system (which was developed with the assistance of an outside consultant) and BC Card’s similar system (which BC Card maintains for its member institutions). These systems monitor the behavior of users of Woori Card’s credit cards, using both internally generated information and information from external sources. Woori Card statistically analyzes this information to estimate each customer’s creditworthiness on a monthly basis. The credit risk management system is an integral part of the credit practices at Woori Card and is used to determine increases or decreases in credit limits, reset interest rates, set fee levels, authorize special transactions and approve card loans using criteria such as:

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

Credit Remediation

We believe that by centralizing the management of our non-performing credits, we can implement uniform policies for non-performing credit resolution, pool institutional knowledge and create a more specialized (and therefore more efficient) work force. Our Credit Management and Collection Department and our Corporate Restoration Department generally oversee the process for resolving non-performing loans transferred to them by our other business groups. When a loan becomes non-performing, the Credit Management and Collection Department and the Corporate Restoration Department will begin a due diligence review of the borrower’s assets, send a notice demanding payment or stating that the group will take legal action, and prepare for legal action. At the same time, we initiate our non-performing loan management process. Once we have confirmed the details of a non-performing loan, we make efforts to recover amounts owed to us. Methods for resolving non-performing loans include commencing collection proceedings or legal actions and writing off such loans, transferring them to subsidiaries in charge of collection and authorizing those subsidiaries to recover what they can. We have also disposed of a number of non-performing credits to KAMCO, UAMCO and various structured companies. See “Item 4B. Business Overview—Assets and Liabilities—Asset Quality of Loans—Non-Performing Loan Strategy.”

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

The following table shows the volume and types of our trading positions (including trust accounts) subject to market risk as of December 31, 2014, 2015 and 2016:

	As of December 31,
	2014		2015		2016
	(in millions of Won)
Debt securities	￦	2,055,360	￦	2,354,266	￦	2,644,916
Equity securities		112,330		70,418		40,442
Spot exchanges(1)		353,907		386,350		1,029,928
Derivatives(2)		4,279,344		5,246,017		6,235,454

Total	￦	6,800,941	￦	8,057,051	￦	9,950,740

(1)

Represents the overall net open currency position in each currency, which is the greater of (i) the sum of the absolute values of all short positions and (ii) the sum of the absolute values of all long positions.

(2)

For over-the-counter derivatives, represents the absolute value of over-the-counter derivatives measured at fair value at the end of the relevant year. For exchange-traded derivatives, includes the amount of deposits and the collateral posted for such derivatives.

The Board Risk Management Committee monitors our market risk. The Board Risk Management Committee has established a maximum “market risk appetite,” which is defined as risk capital divided by available capital. “Risk capital” is a benchmark figure that determines the VaR limits, accumulated loss limits (for trading portfolios) and present value of a basis point (or PVBP) limits (for non-trading available-for-sale assets). Available capital generally consists of shareholder’s equity. Using this benchmark, as of December 31, 2016, we have established market risk limits as shown in the following table:

Trading Portfolio			Non-Trading Portfolio
VaR Limit	Accumulated Loss Limit		PVBP Limit
	Quarter	Annual
(in billions of Won)
￦ 14.6	￦ 47.6	￦ 95.1	￦ 3.91

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

The following table shows our daily VaR as of December 31, 2014, 2015 and 2016 at a 99% confidence level for a one-day holding period, for interest rate risk, equity risk, foreign exchange risk and commodity risk relating to our trading activities.

	Interest Rate Risk		Foreign Exchange Risk		Equity Risk		Commodity Risk		Less: Diversification		VaR for Overall Trading Activities
	(in millions of Won)
As of December 31, 2014	￦	1,403	￦	2,834	￦	977	￦	174	￦	2,277	￦	3,111
As of December 31, 2015		2,907		3,997		3,186		117		5,017		5,190
As of December 31, 2016		3,250		4,396		4,191		152		5,630		6,359

In 2014, 2015 and 2016, the average, high, low and ending amounts of daily VaR relating to our trading activities (at a 99% confidence level for a one-day holding period) were as follows:

	As of December 31, 2014		For the year ended December 31, 2014						As of December 31, 2015		For the year ended December 31, 2015						As of December 31, 2016		For the year ended December 31, 2016
			Average		Maximum		Minimum				Average		Maximum		Minimum				Average		Maximum		Minimum
	(in millions of Won)
Interest risk	￦	1,403	￦	1,982	￦	14,948	￦	1,029	￦	2,907	￦	2,742	￦	3,991	￦	1,211	￦	3,250	￦	2,844	￦	6,430	￦	1,367
Foreign exchange risk		2,834		2,940		4,051		1,998		3,997		3,415		4,847		2,329		4,396		4,914		7,686		3,967
Equity risk		977		1,199		1,835		494		3,186		2,411		4,377		531		4,191		3,456		5,063		2,304
Commodity risk		174		76		244		2		117		102		218		5		152		113		325		21
Diversification		(2,277)		(2,557)		(6,562)		(1,108)		(5,017)		(3,858)		(6,910)		(411)		(5,630)		(5,355)		(10,385)		(4,034)

Total risk	￦	3,111	￦	3,640	￦	14,516	￦	2,415	￦	5,190	￦	4,812	￦	6,523	￦	3,665	￦	6,359	￦	5,972	￦	9,119	￦	3,625

The graph of daily 99% VaR relating to our trading activities in 2016 is as follows:

Standardized Method. The standardized method is used to measure the market risk of the positions for which the Financial Supervisory Service has not approved the use of the VaR method. The following table shows the market risk capital charges measured using the standardized method as of December 31, 2014, 2015 and 2016:

	As of December 31,
	2014		2015		2016
	(in millions of Won)
Risk categories
Interest risk	￦	12,621	￦	13,386	￦	11,775
Equity risk		3,921		8,341		4,930
Foreign exchanges risk		4,192		2,991		18,265
Commodity risk		1,218		4,526		3,084

Total	￦	21,952	￦	29,244	￦	38,054

Back-testing. We conduct back testing on a daily basis to validate the adequacy of our market risk management. In our back testing, we compare both the actual and hypothetical profit and loss with VaR calculations and analyze any results that fall outside our predetermined confidence interval of 99%. The number of times the actual changes in our profit and loss exceeded the VaR amounts in 2014, 2015 and 2016 was 0.

Stress test. In addition to VaR, we perform stress testing to measure market risk. As VaR assumes normal market situations, we assess our market risk exposure to abnormal market fluctuations through stress testing. Stress testing is an important way of supporting VaR since VaR is a statistical expression of possible loss under a given confidence level and holding period. It does not cover potential loss if the market moves in a manner that is outside our normal expectations. Stress testing projects the anticipated change in value of holding positions under certain scenarios assuming that we take no action during a stress event to change the risk profile of a portfolio. The following table shows the loss that would have occurred in our trading portfolio as of December 31, 2016 for assumed short-term extreme changes of a +/-20% change in the equity market and a +/-60 basis point change from interest rates prevailing in the market on that date, under an abnormal stress environment.

	(in billions of Won, except percentages)
Equity Market Chart Market fluctuation amount		(20)%		(10)%		(5)%		5%		10%		20%
	￦	80.5	￦	38.0	￦	17.9	￦	(14.4)	￦	(24.3)	￦	(29.3)

	(in billions of Won, except basis points)
Interest Rate Chart Basis point fluctuation amount		(60) basis points		(40) basis points		(20) basis points		20 basis points		40 basis points		60 basis points
	￦	0.5	￦	0.3	￦	0.2	￦	(0.2)	￦	(0.3)	￦	(0.5)

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

We monitor changes in, and matches of, foreign-currency assets and liabilities in order to reduce exposure to currency fluctuations. We also manage risks relating to exchange rate fluctuations through foreign exchange dealing, including by our overseas branches. However, we conduct foreign exchange dealings primarily on behalf of our customers. Counterparties are restricted to domestic and foreign financial institutions and banks with respect to which we have established a foreign exchange dealing limit. We deal primarily in the Won/U.S. dollar market and such dealings are subject to what we believe are conservative daily maximum and closing limits and stop loss limits. The following table sets forth information concerning our limits on proprietary foreign exchange dealings as of December 31, 2016:

	Won/U.S. Dollar Dealing				Dealings in other currencies
	Headquarters				Headquarters				Overseas Branches
	Total		Individual		Total		Individual		Total		Individual
	(in millions of US$)
Open position
Daily maximum limit	US$	1,000	US$	200	US$	200	US$	50	US$	60	US$	15
Daily closing limit		200		50		100		20		30		6
Stop loss:
Daily		2		0.5		0.8		0.15		0.24		0.045
Monthly		3		0.8		2		0.5		0.6		0.15

The following table shows our non-consolidated net open positions at the end of 2014, 2015 and 2016. Positive amounts represent long exposures and negative amounts represent short exposures.

	As of December 31,
	2014		2015		2016
	(in millions of US$)
Currency
U.S. dollar	US$	(62.0)	US$	(14.1)	US$	(177.4)
Japanese yen		(2.5)		(72.2)		(8.4)
Euro		(3.6)		(7.9)		(76.9)
Others		29.2		(37.1)		138.3

Total	US$	(38.9)	US$	(131.3)	US$	(124.4)

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

We use a standardized asset and liability management system for our Won- and foreign currency-denominated assets and liabilities. In addition, our system also allows us to manage the assets and liabilities in our trust accounts. Our system uses the historical scenario method to determine interest rate VaR, supplemented by modules to calculate and monitor our liquidity coverage ratio and net stable funding ratio.

Interest Rate Risk

We manage interest rate risk based on rational interest rate forecasts, using gap analysis to measure the difference between interest-sensitive assets and interest-sensitive liabilities, and using simulations to calculate the effect of changing interest rates on income. We principally manage this risk by managing maturity and duration gaps between our interest-earning assets and interest-bearing liabilities.

We measure interest rate risk for Won and foreign currency assets and liabilities, including derivatives and principal guaranteed trust accounts. Most of our interest-earning assets and interest-bearing liabilities are denominated in Won and our foreign currency-denominated assets and liabilities are mostly denominated in U.S. dollars. We believe, however, that our interest rate sensitivity is limited with respect to our Won-denominated assets. Deposits in Won generally bear fixed rates of interest for fixed time periods (other than deposits payable on demand which constituted approximately 43.9% of our total deposits in Won as of December 31, 2016). We generally adjust the interest rates on these deposits when they are rolled over. In addition, as of December 31, 2016, 98.2% of those deposits had current maturities of one year or less. As of December 31, 2016, approximately 65.2% of our Won-denominated loans bore floating rates of interest, and 54.3% of those loans had current maturities of one year or less.

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

The following tables show, on a non-consolidated basis pursuant to the guidelines of the Financial Supervisory Service, the interest rate gap for our Won-denominated accounts and foreign currency-denominated accounts as of December 31, 2016:

	As of December 31, 2016
	0-3 Months		3-6 Months		6-12 Months		1-3 Years		Over 3 Years		Total
	(in billions of Won, except percentages)
Won-denominated accounts:
Interest rate-sensitive assets
Free interest rate	￦	11,138	￦	7,235	￦	11,180	￦	14,848	￦	25,409	￦	69,810
Market interest rate		106,039		34,411		10,042		9,311		4,853		164,656
Interest rate pegged to customer deposit		63		37		76		9		1		186

Total	￦	117,240	￦	41,683	￦	21,298	￦	24,168	￦	30,263	￦	234,652

Interest rate-sensitive liabilities
Free interest rate	￦	21,655	￦	7,460	￦	8,049	￦	14,517	￦	12,714	￦	64,395
Market interest rate		57,889		22,565		30,037		330		38,988		149,809

Total	￦	79,544	￦	30,025	￦	38,086	￦	14,847	￦	51,702	￦	214,204

Sensitivity gap		37,696		11,658		(16,788)		9,321		(21,439)		20,448
Cumulative gap		37,696		49,354		32,566		41,887		20,448		20,448
% of total assets(1)		14.60		19.12		12.62		16.23		7.92		7.92
Total assets in Won											￦	258,128

	As of December 31, 2016
	0-3 Months		3-6 Months		6-12 Months		1-3 Years		Over 3 Years		Total
	(in millions of US$, except percentages)
Foreign currency-denominated accounts:
Interest rate-sensitive assets
Free interest rate	US$	—	US$	—	US$	—	US$	—	US$	—	US$	—
Market interest rate		16,005		1,608		351		650		189		18,803
Interest rate pegged to customer deposit		—		—		—		—		—		—

Total	US$	16,005	US$	1,608	US$	351	US$	650	US$	189	US$	18,803

Interest rate-sensitive liabilities
Free interest rate	US$	—	US$	—	US$	—	US$	—	US$	—	US$	—
Market interest rate		9,184		1,323		266		824		3,471		15,068

Total	US$	9,184	US$	1,323	US$	266	US$	824	US$	3,471	US$	15,068

Sensitivity gap		6,821		285		85		(174)		(3,282)		3,735
Cumulative gap		6,821		7,106		7,191		7,017		3,735		3,735
% of total assets(1)		25.24%		26.29%		26.61%		25.96%		13.82%		13.82%
Total assets in US$											US$	27,030

(1)	Represents the cumulative gap as a percentage of total assets.

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

The following table shows, with respect to our Won-denominated assets and liabilities, duration gaps and net asset value changes when the interest rate increases by one percentage point as of the specified dates:

Date	Interest-bearing asset duration	Interest-bearing liability duration	Total asset/liability duration gap	Net asset value change
	(in years)	(in years)	(in years)	(in billions of Won)
June 30, 2014	0.80	0.72	0.14	310
December 31, 2014	0.86	0.77	0.16	355
June 30, 2015	0.92	0.75	0.23	529
December 31, 2015	0.91	0.77	0.21	505
June 30, 2016	0.93	0.76	0.24	618
December 31, 2016	0.85	0.74	0.17	423

We set interest rate risk limits using the historical simulation method, which uses actual historical price, volatility and yield changes in comparison with the current position to generate hypothetical portfolios and calculate a distribution of position and portfolio market value changes. The following table shows our interest rate VaR with respect to our Won-denominated assets and liabilities for each of the quarters since the fourth quarter of 2015:

	Fourth Quarter 2015		First Quarter 2016		Second Quarter 2016		Third Quarter 2016		Fourth Quarter 2016
	(in billions of Won, except percentages)
Interest rate VaR	￦	362.8	￦	327.0	￦	125.4	￦	108.0	￦	237.6

Gap analysis reports, duration gap analysis reports and interest rate limit compliance reports prepared by our risk management groups are reviewed by our Executive Risk Management Committee on a monthly basis and submitted to the Board Risk Management Committee on a quarterly basis.

Foreign Exchange Risk

We manage foreign exchange rate risk arising in connection with the management of our assets and liabilities together with such risks arising from our trading operations. See “—Market Risk Management for Trading Activities—Foreign Exchange Risk” above.

Liquidity Risk Management

Liquidity risk is the risk of insolvency or loss due to disparity between inflow and outflow of funds such as maturity mismatch, including having to obtain funds at a high price or to dispose of securities at an unfavorable price due to lack of available funds. We manage our liquidity in order to meet our financial liabilities from withdrawals of deposits, redemption of matured debentures and repayments at maturity of borrowed funds. We also require sufficient liquidity to fund loans and extend other forms of credits, as well as to make investments in securities. Our Board Risk Management Committee establishes liquidity policies and monitors liquidity on an on-going basis. We make constant adjustment to take into account variables affecting our liquidity levels. Our risk management groups review the uses and sources of funds on a daily basis, taking into consideration the various goals of our respective business groups. Our liquidity management goal is to be able, even under adverse conditions, to meet all our liability repayments on time and fund all investment opportunities.

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

Liquidity is maintained by holding sufficient quantities of assets that can be liquidated to meet actual or potential demands for funds from depositors and others. Liquidity is also managed by ensuring that the excess of maturing liabilities over maturing assets in any period is kept to manageable levels relative to the amount of funds we believe we can raise when required. We seek to minimize our liquidity costs by managing our liquidity position on a daily basis and by limiting the amount of cash at any time that is not invested in interest-earning assets or securities.

The Financial Services Commission uses the liquidity coverage ratio, defined as the ratio of highly liquid assets to total net cash outflows over a 30-day period, as the principal liquidity risk management measure and currently requires each Korean bank to:

•

maintain a liquidity coverage ratio of not less than 90% from January 1, 2017 to December 31, 2017, subject to certain exceptions, with such minimum liquidity coverage ratio to increase in increments of 5% per year to 100% by 2019;

•

maintain a foreign currency liquidity coverage ratio of not less than 60% from January 1, 2017 until December 31, 2017, with such minimum foreign currency liquidity coverage ratio to increase in increments of 10% per annum to 80% by 2019; provided, however, that the foreign currency liquidity ratio (defined as the ratio of foreign currency assets due within three months to foreign currency liabilities due within three months) would apply if the amount of foreign currency assets and the ratio of foreign currency liabilities to total liabilities are less than the respective amount and ratio specified under the Bank Act and the regulations thereunder; and

•	submit monthly reports with respect to the maintenance of these ratios.

As of December 31, 2016, our one-month liquidity coverage ratio was 109.6%, above the Financial Services Commission’s standard of 90%.

The following table shows the liquidity status, on a cumulative basis, and limits for our foreign currency accounts on a non-consolidated basis as of December 31, 2016 in accordance with the Financial Services Commission’s regulations:

	7 days or less		8 days – 1 month		3 months or less
	(in millions of US$)
Foreign currency accounts:
Foreign currency assets	US$	12,297	US$	11,169	US$	36,929
Foreign currency liabilities		8,768		9,422		30,345
Maturity gap		3,529		1,747		6,584
Cumulative gap (A)		3,529		5,276		11,860
Total assets (B)		79,610		79,610		79,610
Liquidity gap ratio (A/B)		4.43%		6.63%		121.7	%(1)
Limits		(3)%		(10)%		85%

(1)	Liquidity ratio, calculated as foreign currency assets as a percentage of foreign currency liabilities.

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

To monitor and control operational risks, we maintain a system of comprehensive policies and have put in place a control framework designed to provide a stable and well-managed operational environment throughout our organization. Several bodies are responsible for managing our operational risk, including our compliance department, the Risk Management Committee and the risk management group. In order to manage operational risk, we have implemented a multi-step operational risk management process consisting of engaging in risk self-assessment, establishing key risk indicators, operating an early warning system, managing loss data, measuring operational risk capital, monitoring and reporting risks, promoting a strong risk management culture and developing action plans. We have also established policies to change operational risk profiling, select permitted levels of risk, develop action plans and manage results.

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

Fees and Payments from the Depositary to Us

In 2016, pursuant to an agreement with us, the depositary waived, or made payments to third parties of, approximately $8,750 (net of applicable taxes) in the aggregate in connection with proxy process expenses (including printing, postage and distribution expenses), contributions towards investor relations efforts (including investor relations agency fees) and other standard out-of-pocket maintenance costs relating to our ADS facility that were payable by us.

In addition, as part of its service to us, the depositary waives its fees for the standard costs and operating expenses associated with the administration of the ADS facility.

Item 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not Applicable

Item 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not Applicable

Item 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

We have evaluated, with the participation of our chief executive officer and principal financial officer, the effectiveness of our disclosure controls and procedures, as such term is defined in Rules 13a-15(e) and 15d-15(e)

under the Exchange Act, as of December 31, 2016. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and principal financial officer concluded that our disclosure controls and procedures as of December 31, 2016 were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act, is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2016 based on the criteria established in the Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission in May 2013.

Based on this assessment, management believes that, as of December 31, 2016, our internal control over financial reporting is effective.

The effectiveness of our internal control over financial reporting as of December 31, 2016 has been audited by Deloitte Anjin LLC, an independent registered public accounting firm, as stated in its report included herein which expressed an unqualified opinion on the effectiveness of our internal control over financial reporting as of December 31, 2016.

Changes in Internal Control Over Financial Reporting

There has been no change in our internal control over financial reporting during 2016 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16.	RESERVED

Item 16A.	Audit Committee Financial Expert

Our board of directors has determined that each of Dong-Woo Chang and Sang-Hoon Shin, our outside directors and members of our Audit Committee, qualifies as an “audit committee financial expert” and is independent within the meaning of this Item 16A.

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

The following table sets forth the fees billed to us or Woori Finance Holdings, as applicable, by our independent registered public accountants, Deloitte Anjin LLC, the member firms of Deloitte Touche Tohmatsu Limited, and their respective affiliates (which we refer to collectively as Deloitte), during the fiscal years ended December 31, 2014, 2015 and 2016:

	Year ended December 31,
	2014		2015		2016
	(in millions of Won)
Audit fees	￦	3,576	￦	3,272	￦	3,405
Audit-related fees		221		202		121
Tax fees		220		163		170
All other fees		342		—		—

Total fees	￦	4,359	￦	3,637	￦	3,696

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

NYSE Corporate Governance Standards	Woori Bank

Director Independence
Listed companies must have a majority of independent directors.	The majority of our board of directors is independent (as defined in accordance with the New York Stock Exchange’s standards), as five of our eight directors are outside directors.

Executive Session
Non-management directors must meet in regularly scheduled executive sessions without management. Independent directors should meet alone in an executive session at least once a year.	Our outside directors hold quarterly meetings, which coincide with the quarterly Audit Committee meetings, to discuss matters relating to management issues. The Audit Committee consists of two outside directors and one standing director.
Nomination/Corporate Governance Committee
A nomination/corporate governance committee of independent directors is required. The committee must have a charter that addresses the purpose, responsibilities (including development of corporate governance guidelines) and annual performance evaluation of the committee.	We have established a separate Board of Directors Management Committee, which consists of one standing director, one non-standing director and five outside directors.

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

We maintain a Compensation Committee consisting of one non-standing director and five outside directors.

Audit Committee
Listed companies must have an audit committee that satisfies the independence and other requirements of Rule 10A-3 under the Exchange Act. All members must be independent. The committee must have a charter addressing the committee’s purpose, an annual performance evaluation of the committee, and the duties and responsibilities of the committee. The charter must be made available on the company’s website.	We maintain an Audit Committee comprised of two outside directors and one standing director, all of whom are independent. Accordingly, we are in compliance with Rule 10A-3 under the Exchange Act.

Audit Committee Additional Requirements
Listed companies must have an audit committee that is composed of at least three directors.	Our Audit Committee has three members, as described above.

Shareholder Approval of Equity Compensation Plan
Listed companies must allow its shareholders to exercise their voting rights with respect to any material revision to the company’s equity compensation plan.	We currently have one equity compensation plan, providing for the grant of stock options to officers and directors.

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

Pursuant to the rules and regulations of the U.S. Securities and Exchange Commission, we have filed certain agreements as exhibits to this Annual Report on Form 20-F. These agreements may contain representations and warranties made by the parties. These representations and warranties have been made solely for the benefit of the other party or parties to such agreements and (i) may be intended not as statements of fact, but rather as a way of allocating the risk to one of the parties to such agreements if those statements turn out to be inaccurate, (ii) may have been qualified by disclosures that were made to such other party or parties and that either have been reflected in the company’s filings or are not required to be disclosed in those filings, (iii) may apply materiality standards different from what may be viewed as material to investors and (iv) were made only as of the date of such agreements or such other date(s) as may be specified in such agreements and are subject to more recent developments. Accordingly, these representations and warranties may not describe our actual state of affairs at the date of this annual report.

Number	Description
1.1	Articles of Incorporation of Woori Bank (translation in English).

2.1*	Form of Stock Certificate of Woori Bank’s common stock, par value ￦5,000 per share (translation in English).

2.2**	Form of Deposit Agreement among Woori Bank, Citibank, N.A., as depositary, and all holders and beneficial owners of American depositary shares evidenced by American depositary receipts, including the form of American depositary receipt.

4.1	Agreement between the Korea Deposit Insurance Corporation and Woori Bank in Connection with the Sale of Woori Bank Shares (translation in English).

8.1***	List of subsidiaries of Woori Bank.

11.1*	Code of Ethics (translation in English).

12.1	Section 302 certifications.

13.1	Section 906 certifications.

*	Incorporated by reference to exhibit 2.1 to the Annual Report on Form 20-F (File No. 001-31811), filed on April 30, 2015.
**	Incorporated by reference to exhibit (a) to the Registration Statement on Form F-6 (File No. 333-199370), filed on October 15, 2014.
***	Incorporated by reference to Note 1 of the notes to the consolidated financial statements of the registrant included in this Annual Report.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Woori Bank (Registrant)

/s/ Kwang-Goo Lee
(Signature)

Kwang-Goo Lee
President and Chief Executive Officer
(Name/Title)

Date: April 27, 2017

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Woori Bank:

We have audited the internal control over financial reporting of Woori Bank and subsidiaries (the “Group”) as of December 31, 2016, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Group’s internal control over financial reporting based on our audit.

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

In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2016 of the Group and our report dated April 21, 2017 expressed an unqualified opinion on those consolidated financial statements and the translation of financial statement amounts into United States dollars for the convenience of readers in the United States of America.

/s/    DELOITTE ANJIN LLC

Seoul, Korea

April 21, 2017

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Woori Bank:

We have audited the accompanying consolidated statements of the financial position of Woori Bank and subsidiaries (the “Group”) as of December 31, 2015 and 2016 and the related consolidated statements of comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2016 (all expressed in Korean Won). These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Woori Bank and subsidiaries as of December 31, 2015 and 2016 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2016, in conformity with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

Our audits also comprehended the translation of Korean Won amounts into United States dollar amounts and, in our opinion, such translation has been made in conformity with the basis in Note 2. Such U.S. dollar amounts are presented solely for the convenience of readers in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Group’s internal control over financial reporting as of December 31, 2016, based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 21, 2017, expressed an unqualified opinion on the Group’s internal control over financial reporting.

/s/    DELOITTE ANJIN LLC

Seoul, Korea

April 21, 2017

WOORI BANK AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF DECEMBER 31, 2015 AND 2016

	Korean Won		U.S. Dollars
	December 31, 2015	December 31, 2016	December 31, 2016
	(in millions)		(in thousands) (Note 2)
ASSETS
Cash and cash equivalents (Note 6)	6,644,055	7,591,324	6,306,658
Financial assets at fair value through profit or loss (Notes 4,7,11,12,18 and 26)	5,132,657	5,650,724	4,694,462
Available-for-sale financial assets (Notes 4,8,11,12 and 18)	17,170,592	20,817,583	17,294,661
Held-to-maturity financial assets (Notes 4,9,11,12 and 18)	13,621,640	13,910,251	11,556,244
Loans and receivables (Notes 4,10,11,12,18 and 45)	244,842,062	258,392,633	214,665,309
Investments in joint ventures and associates (Note 13)	643,861	439,012	364,719
Investment properties (Note 14)	351,496	358,497	297,829
Premises and equipment (Notes 15 and 18)	2,471,206	2,458,025	2,042,058
Intangible assets and goodwill (Note 16)	419,806	483,739	401,877
Assets held for sale (Note 17)	17,904	2,342	1,946
Current tax assets (Note 42)	6,782	6,229	5,175
Deferred tax assets (Note 42)	210,597	232,007	192,745
Derivative assets (Notes 4,11,12 and 26)	183,128	140,577	116,787
Net defined benefit assets (Note 24)	—	70,938	58,933
Other assets (Notes 19 and 45)	143,286	128,846	107,041

Total assets	291,859,072	310,682,727	258,106,444

LIABILITIES
Financial liabilities at fair value through profit or loss (Notes 4,11,12,20 and 26)	3,460,561	3,803,358	3,159,723
Deposits due to customers (Notes 4,11,21 and 45)	209,141,826	221,020,411	183,617,522
Borrowings (Notes 4,11,12 and 22)	20,033,917	18,769,515	15,593,183
Debentures (Notes 4,11 and 22)	21,898,859	23,565,449	19,577,510
Provisions (Notes 23, 44 and 45)	516,601	428,477	355,967
Net defined benefit liability (Note 24)	99,691	64,666	53,723
Current tax liabilities (Note 42)	108,943	171,192	142,221
Deferred tax liabilities (Note 42)	19,379	22,023	18,296
Derivative liabilities (Notes 4,11,12 and 26)	—	7,221	5,999
Other financial liabilities (Notes 4,11,12, 25 and 45)	16,964,206	21,985,086	18,264,589
Other liabilities (Notes 25 and 45)	305,174	299,376	248,713

Total liabilities	272,549,157	290,136,774	241,037,446

EQUITY
Owners’ equity:	19,188,472	20,386,160	16,936,247
Capital stock (Note 28)	3,381,392	3,381,392	2,809,165
Hybrid securities (Note 29)	3,334,002	3,574,896	2,969,923
Capital surplus (Note 28)	294,259	286,331	237,876
Other equity (Note 30)	(1,547,303)	(1,468,025)	(1,219,594)
Retained earnings (Notes 31 and 32)	13,726,122	14,611,566	12,138,877
Non-controlling interests	121,443	159,793	132,751

Total equity	19,309,915	20,545,953	17,068,998

Total liabilities and equity	291,859,072	310,682,727	258,106,444

See notes to consolidated financial statements.

WOORI BANK AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

	Korean Won			U.S. Dollars
	2014	2015	2016	2016
	(in millions, except for per share data)			(in thousands, except per share data) (Note 2)
Interest income	9,211,240	8,698,235	8,512,312	7,071,789
Interest expense	(4,718,222)	(3,936,335)	(3,492,768)	(2,901,693)

Net interest income (Notes 34 and 45)	4,493,018	4,761,900	5,019,544	4,170,096
Fees and commissions income	1,598,015	1,757,340	1,865,470	1,549,780
Fees and commissions expense	(681,000)	(780,544)	(928,339)	(771,238)

Net fees and commissions income (Notes 35 and 45)	917,015	976,796	937,131	778,542
Dividend income (Note 36)	96,812	102,923	184,510	153,286
Net gain on financial instruments at fair value through profit or loss (Note 37)	189,912	240,342	114,387	95,029
Net loss on available-for-sale financial assets (Note 38)	(68,924)	(3,281)	(1,035)	(860)
Impairment losses due to credit loss (Notes 39 and 45)	(1,096,940)	(966,646)	(834,076)	(692,927)
General and administrative expenses (Notes 40 and 45)	(2,958,919)	(3,150,387)	(3,478,476)	(2,889,820)
Net other operating expenses (Notes 40 and 45)	(674,266)	(610,061)	(367,779)	(305,540)

Operating income	897,708	1,351,586	1,574,206	1,307,806
Share of losses of joint ventures and associates (Note 13)	(67,980)	(70,124)	(19,507)	(16,206)
Other net non-operating income (expense) (Note 41)	4,667	170,484	(1,310)	(1,088)

Non-operating income (loss)	(63,313)	100,360	(20,817)	(17,294)
Net income before income tax expense	834,395	1,451,946	1,553,389	1,290,512
Income tax expense (Note 42)	(288,195)	(376,554)	(275,856)	(229,174)

Net income from continuing operations	546,200	1,075,392	1,277,533	1,061,338
Net income from discontinued operations (Notes 46 and 47)	661,769	—	—	—

Net income	1,207,969	1,075,392	1,277,533	1,061,338

Remeasurement of the net defined benefit liability	(51,650)	(78,267)	34,162	28,381

Items that will not be reclassified to profit or loss	(51,650)	(78,267)	34,162	28,381
Gain (loss) on available-for-sale financial assets	(75,586)	72,297	12,586	10,456
Share of other comprehensive income (loss) of joint ventures and associates	(1,604)	3,295	(7,937)	(6,594)
Gain on foreign currency translation of foreign operations	48,393	33,837	28,712	23,853
Gain (loss) on valuation of cash flow hedge	(27,150)	—	10,371	8,616

Items that may be reclassified to profit or loss	(55,947)	109,429	43,732	36,331
Other comprehensive income (loss), net of tax	(107,597)	31,162	77,894	64,712
Total comprehensive income	1,100,372	1,106,554	1,355,427	1,126,050

Net income attributable to:
Net income attributable to owners	1,213,980	1,059,157	1,261,266	1,047,824
Income from continuing operations	435,289	1,059,157	1,261,266	1,047,824
Income from discontinued operations	778,691	—	—	—
Net Income (loss) attributable to non-controlling interests	(6,011)	16,235	16,267	13,514
Income from continuing operations	110,911	16,235	16,267	13,514
Loss from discontinued operations	(116,922)	—	—	—
Total comprehensive income attributable to:
Comprehensive income attributable to owners	1,192,191	1,094,870	1,332,614	1,107,098
Comprehensive income (loss) attributable to non-controlling interests	(91,819)	11,684	22,813	18,952
Basic and diluted earnings from continuing and discontinued operations per share (Note 43)(Unit: Korean Won and U.S. Dollar)	1,621	1,301	1,567	1.302
Basic and diluted earnings from continuing operations per share (Note 43) (Unit: Korean Won and U.S. Dollar)	536	1,301	1,567	1.302

See notes to consolidated financial statements.

WOORI BANK AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

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

(Continued)

WOORI BANK AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY—(CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

	Capital stock	Hybrid securities	Capital surplus	Other equity	Retained earnings	Owners’ equity	Non- controlling interests	Total equity
	(Korean Won in millions)
January 1, 2015	3,381,392	2,538,823	291,066	(2,393,138)	14,165,358	17,983,501	109,924	18,093,425
Net income	—	—	—	—	1,059,157	1,059,157	16,235	1,075,392
Dividends	—	—	—	—	(504,952)	(504,952)	(824)	(505,776)
Change in ownership interest of investments in consolidated subsidiaries and others	—	—	3,193	—	—	3,193	660	3,853
Gain (loss) on valuation of available-for-sale financial assets	—	—	—	73,691	—	73,691	(1,394)	72,297
Share of other comprehensive income of joint ventures and associates	—	—	—	3,295	—	3,295	—	3,295
Gain (loss) on foreign currencies translation of foreign operations	—	—	—	36,932	—	36,932	(3,095)	33,837
Remeasurement of the net defined benefit liability	—	—	—	(78,204)	—	(78,204)	(63)	(78,267)
Dividends to hybrid securities	—	—	—	—	(183,320)	(183,320)	—	(183,320)
Issuance of hybrid securities	—	795,179	—	—	—	795,179	—	795,179
Retirement of treasury stock	—	—	—	3,481	(3,481)	—	—	—
Appropriation of merger losses	—	—	—	806,640	(806,640)	—	—	—

December 31, 2015	3,381,392	3,334,002	294,259	(1,547,303)	13,726,122	19,188,472	121,443	19,309,915

	Capital stock	Hybrid securities	Capital surplus	Other equity	Retained earnings	Owners’ equity	Non- controlling interests	Total equity
January 1, 2016	3,381,392	3,334,002	294,259	(1,547,303)	13,726,122	19,188,472	121,443	19,309,915
Net income	—	—	—	—	1,261,266	1,261,266	16,267	1,277,533
Dividends	—	—	—	—	(168,317)	(168,317)	(1,286)	(169,603)
Change in capital surplus of consolidated subsidiaries	—	—	(7,928)	7,930	—	2	—	2
Changes in non-controlling interests due to acquisition of subsidiary	—	—	—	—	—	—	16,823	16,823
Gain on valuation of available-for-sale financial assets	—	—	—	12,296	—	12,296	290	12,586
Share of other comprehensive loss of joint ventures and associates	—	—	—	(7,937)	—	(7,937)	—	(7,937)
Gain on foreign currencies translation of foreign operations	—	—	—	22,436	—	22,436	6,276	28,712
Remeasurement of the net defined benefit liability	—	—	—	34,182	—	34,182	(20)	34,162
Gain on valuation of cash flow hedge	—	—	—	10,371	—	10,371	—	10,371
Dividends to hybrid securities	—	—	—	—	(206,515)	(206,515)	—	(206,515)
Issuance of hybrid securities	—	549,904	—	—	—	549,904	—	549,904
Repayment of hybrid securities	—	(309,010)	—	—	(990)	(310,000)	—	(310,000)

December 31, 2016	3,381,392	3,574,896	286,331	(1,468,025)	14,611,566	20,386,160	159,793	20,545,953

(Continued)

WOORI BANK AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY—(CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

	Capital stock	Hybrid securities	Capital surplus	Other equity	Retained earnings	Owners’ equity	Non- controlling interests	Total equity
	(U.S. Dollars in thousands)
January 1, 2016	2,809,165	2,769,795	244,462	(1,285,456)	11,403,275	15,941,241	100,891	16,042,132
Net income	—	—	—	—	1,047,824	1,047,824	13,514	1,061,338
Dividends	—	—	—	—	(139,833)	(139,833)	(1,068)	(140,901)
Change in capital surplus of consolidated subsidiaries	—	—	(6,586)	6,588	—	2	—	2
Changes in non-controlling interests due to acquisition of subsidiary	—	—	—	—	—	—	13,976	13,976
Gain on valuation of available-for-sale financial assets	—	—	—	10,215	—	10,215	241	10,456
Share of other comprehensive loss of joint ventures and associates	—	—	—	(6,594)	—	(6,594)	—	(6,594)
Gain on foreign currencies translation of foreign operations	—	—	—	18,639	—	18,639	5,214	23,853
Remeasurement of the net defined benefit liability	—	—	—	28,398	—	28,398	(17)	28,381
Gain on valuation of cash flow hedge	—	—	—	8,616	—	8,616	—	8,616
Dividends to hybrid securities	—	—	—	—	(171,567)	(171,567)	—	(171,567)
Issuance of hybrid securities	—	456,845	—	—	—	456,845	—	456,845
Repayment of hybrid securities	—	(256,717)	—	—	(822)	(257,539)	—	(257,539)

December 31, 2016	2,809,165	2,969,923	237,876	(1,219,594)	12,138,877	16,936,247	132,751	17,068,998

See notes to consolidated financial statements.

WOORI BANK AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

	Korean Won			U.S. Dollars
	2014	2015	2016	2016
	(in millions)			(in thousands) (Note 2)
Cash flows from operating activities:
Net income	1,207,969	1,075,392	1,277,533	1,061,338
Adjustments:
Income tax expense (benefit)	(145,981)	376,554	275,856	229,173
Interest income	(10,285,933)	(8,698,235)	(8,512,312)	(7,071,789)
Interest expense	5,207,289	3,936,335	3,492,768	2,901,693
Dividend income	(135,127)	(102,923)	(184,510)	(153,286)
Impairment losses due to credit loss	1,202,152	966,646	834,076	692,927
Loss on available-for-sale financial assets	93,639	3,281	1,035	860
Share of losses of investments in joint ventures and associates	123,038	111,487	56,264	46,743
Loss on foreign exchange translation	82,077	—	—	—
Loss on transaction of derivatives / valuation of derivatives	22,253	20,982	98,981	82,231
Loss on fair value hedged items	87,476	56,532	475	395
Provisions	81,073	72,062	34,774	28,889
Retirement benefits	132,768	132,131	152,609	126,783
Depreciation and amortization	247,216	240,764	252,031	209,380
Loss on disposal of investments in joint ventures and associates	1,788	10	15,060	12,511
Loss on disposal of premises and equipment and other assets	2,788	2,707	9,718	8,073
Impairment loss on premises and equipment and other assets	2,320	2,990	1,936	1,608
Impairment loss on assets held for sale	2,420	—	—	—
Impairment loss on disposal group held for sale and disposal group held for distribution to owners	7,728	—	—	—
Loss on disposal of disposal group held for sale	46,782	—	—	—
Gain on valuation of financial instruments at fair value through profit or loss	(34,830)	(55,773)	(75,690)	(62,881)
Share of profits of investments in joint ventures and associates	(55,674)	(41,363)	(36,757)	(30,537)
Gain on foreign exchange translation	(39,485)	—	—	—
Gain on transaction of derivatives / valuation of derivatives	(85,975)	(59,003)	(130)	(108)
Gain on fair value hedged items	(23,317)	(25,235)	(99,302)	(82,497)
Reversal of provisions	(744)	(854)	(1,396)	(1,160)
Gain on disposal of investments in joint ventures and associates	(31,899)	(61,653)	(23,457)	(19,487)
Gain on disposal of premises and equipment and other assets	(1,134)	(6,814)	(1,885)	(1,566)
Reversal of impairment loss on premises and equipment and other assets	(533)	(539)	(3,581)	(2,975)
Gain on disposal of group held for sale	(159,794)	—	—	—
Gain on disposal of assets held for sale	(1,039)	—	—	—
Reversal of impairment loss on assets held for sale	(337)	—	—	—
Reversal of impairment loss on disposal group held for sale and disposal group held for distribution to owners	(259)	—	—	—
Changes in operating assets and liabilities:
Financial instruments at fair value through profit or loss	1,547,502	(495,507)	(99,581)	(82,729)
Loans and receivables	(15,439,044)	(23,150,910)	(14,433,390)	(11,990,853)
Other assets	(92,867)	1,922	219,323	182,207
Deposits due to customers	14,052,504	20,620,287	11,878,628	9,868,429
Provision for guarantee and loan commitment	(106,780)	(66,399)	34,376	28,559
Net defined benefit liability	(276,638)	(255,585)	(261,097)	(216,912)
Other financial liabilities	(1,933,627)	1,205,411	5,158,055	4,285,167
Other liabilities	(16,183)	(91,116)	(6,163)	(5,120)
Cash received from (paid for) operating activities:
Interest income received	10,171,063	8,692,851	8,511,349	7,070,989
Interest expense paid	(5,210,976)	(4,355,880)	(3,593,358)	(2,985,260)
Dividends received	155,164	100,368	184,674	153,422
Income tax paid	(117,589)	(534,829)	(251,627)	(209,045)

Net cash provided by (used in) operating activities	281,244	(383,906)	4,905,285	4,075,172

(Continued)

WOORI BANK AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS—(CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

	Korean Won			U.S. Dollars
	2014	2015	2016	2016
	(in millions)			(in thousands) (Note 2)
Cash flows from investing activities:
Disposal of available-for-sale financial assets	26,865,684	18,426,846	20,395,744	16,944,209
Redemption of held-to-maturity financial assets	4,823,630	6,404,711	8,462,346	7,030,278
Disposal of investments in joint ventures and associates	235,778	75,599	97,135	80,697
Disposal of premises and equipment	36,364	18,600	63	52
Disposal of intangible assets	88,197	1,782	4,325	3,593
Disposal of assets held for sale	29,857	3,711	22,723	18,878
Decrease of derivatives for hedging	—	56,956	—	—
Net cash flows through business combination(Note 50)	81,100	(38,535)	(132,301)	(109,912)
Net cash provided by disposal of assets held-for-sale (Note 47)	1,193,584	—	—	—
Acquisition of available-for-sale financial assets	(28,527,400)	(16,305,797)	(23,844,849)	(19,809,628)
Acquisition of held-to-maturity financial assets	(5,658,655)	(7,138,013)	(8,818,376)	(7,326,058)
Acquisition of investments in joint ventures and associates	(67,431)	(1,098)	(43,281)	(35,957)
Acquisition of investment properties	(18)	—	(4,428)	(3,679)
Acquisition of premises and equipment	(140,639)	(129,454)	(131,009)	(108,839)
Acquisition of intangible assets	(86,910)	(97,891)	(191,161)	(158,811)
Increase of derivatives for hedging	(14,153)	(3,273)	(42,544)	(35,343)

Net cash provided by (used in) investing activities	(1,141,012)	1,274,144	(4,225,613)	(3,510,520)

Cash flows from financing activities:
Increase in borrowings	17,084,134	12,674,649	8,259,380	6,861,660
Issuance of debentures	18,229,052	13,502,777	15,848,055	13,166,117
Issuance of hybrid securities	159,618	795,179	549,904	456,845
Increase of paid in capital in subsidiaries	1,121	3,787	—	—
Cash outflow due to the Spin-off	(792,949)	—	—	—
Decrease in borrowings	(18,011,845)	(10,346,919)	(9,524,626)	(7,912,791)
Repayment of debentures	(15,448,663)	(16,425,353)	(14,118,720)	(11,729,434)
Dividends paid	—	(504,952)	(168,317)	(139,833)
Acquisition of treasury stock	(37,580)	—	—	—
Expenses on stock issued	(3)	—	—	—
Dividends paid on hybrid securities	(60,780)	(179,758)	(201,328)	(167,258)
Redemption of non-controlling hybrid securities	(702,995)	—	—	—
Repayment of hybrid securities	—	—	(310,000)	(257,539)
Dividends paid on non-controlling interests	(8,042)	(824)	(1,286)	(1,068)
Dividends paid on hybrid securities of subsidiaries	(98,522)	—	—	—
Other decrease in non-controlling interests, net	(1,119)	—	—	—

Net cash provided by (used in) financing activities	311,427	(481,414)	333,062	276,699

Net increase (decrease) in cash and cash equivalents	(548,341)	408,824	1,012,734	841,351
Cash and cash equivalents, beginning of the period	6,472,459	5,962,861	6,644,055	5,519,693
Effects of exchange rate changes on cash and cash equivalents	38,743	272,370	(65,465)	(54,386)

Cash and cash equivalents, end of the period (Note 6)	5,962,861	6,644,055	7,591,324	6,306,658

See notes to consolidated financial statements

WOORI BANK AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

1. GENERAL

(1)	Summary of the parent company

Woori Bank (hereinafter referred to the “Bank”), which is a controlling entity in accordance with International Financial Reporting Standards (“IFRS”) 10—Consolidated Financial Statements, was established in 1899 and is engaged in the commercial banking business under the Banking Act, trust business under the Financial Investment Services and Capital Market Act, and foreign currencies exchange business with approval from the Bank of Korea (“BOK”) and the Ministry of Finance and Economy (“MOFE”).

Previously, Woori Finance Holdings Co., Ltd., the former holding company of Woori Financial Group, established on March 27, 2001 held a 100% ownership of the Bank. Effective November 1, 2014, Woori Finance Holdings Co., Ltd. completed its merger with and into Woori Bank, its wholly-owned subsidiary, as contemplated by the merger agreement dated July 28, 2014, by and between Woori Finance Holdings Co., Ltd. and Woori Bank. Accordingly, the shares of the Bank, 597 million shares, prior to the merger, were reduced to nil in accordance with capital reduction procedure, and then, in accordance with the merger ratio, the Bank newly issued 676 million shares. As a result, as of December 31, 2016, the common stock of the Bank amounts, expressed in Korean Won (the “KRW” or “Won”), to 3,381,392 million Won.

During the year ended December 31, 2016, the Korea Deposit Insurance Corporation (“KDIC”), as the majority shareholder of the Bank, sold 187 million shares in the Bank in accordance with the contract of ‘Disposal of Woori Bank’s shares to Oligopolistic Shareholders’. As of December 31, 2015 and 2016, KDIC held 345 million shares (51.06% ownership interest) and 158 million shares (23.37% ownership interest), respectively, of the Bank’s shares issued.

On June 24, 2002, Woori Finance Holdings Co., Ltd. listed its common shares on the Korea Exchange through public offering. In addition, on September 29, 2003, the holding company registered with the Securities and Exchange Commission in the United States of America and, on the same day, listed its American Depositary Shares on the New York Stock Exchange. As Woori Finance Holdings Co., Ltd. was merged into the Bank, the Bank, which is the existing company, succeeded such rights and obligations as a listed company on the Korea Exchange and the New York Stock Exchange.

As a result of such merger, the Bank incorporated Woori Card Co., Ltd., Woori Investment Bank Co., Ltd., Woori FIS Co., Ltd., Woori Private Equity Asset Management Co., Ltd., and Woori Finance Research Institute Co., Ltd. as its subsidiaries.

The head office of the Bank is located in 51 Sogong-ro, Jung Gu, Seoul, Korea. The Bank has 894 branches and offices in Korea, and 22 branches and offices overseas as of December 31, 2016.

(2)	The consolidated financial statements for Woori Bank and its subsidiaries (the “Group”) include the following subsidiaries:

		Percentage of ownership (%)
Subsidiaries	Main business	December 31, 2015	December 31, 2016
Woori Bank:
Woori FIS Co., Ltd.	System software development & maintenance	100.0	100.0
Woori Private Equity Asset Management Co., Ltd.(*5)	Finance	100.0	100.0
Woori Finance Research Institute Co., Ltd.	Other service business	100.0	100.0
Woori Card Co., Ltd.	Finance	100.0	100.0
Woori Investment Bank Co., Ltd.	Other credit finance business	58.2	58.2
Woori Credit Information Co., Ltd.	Credit information	100.0	100.0
Woori America Bank	Finance	100.0	100.0
Woori Global Markets Asia Limited	”	100.0	100.0
Woori Bank (China) Limited	”	100.0	100.0
AO Woori Bank(*8)	”	100.0	100.0
PT Bank Woori Saudara Indonesia 1906 Tbk	”	74.0	74.0
Woori Brazil Bank	”	100.0	100.0
Korea BTL Infrastructure Fund	”	99.9	99.9
Woori Fund Service Co., Ltd.	”	100.0	100.0
Woori Finance Cambodia	”	100.0	100.0
Woori Finance Myanmar	”	100.0	100.0
Wealth Development Bank(*6)	”	—	51.0
Woori Bank Vietnam Limited(*6)	”	—	100.0
Kumho Trust First Co., Ltd.(*1)	Asset securitization	0.0	0.0
Asiana Saigon Inc.(*1)	”	0.0	0.0
An-Dong Raja First Co., Ltd.(*1)	”	0.0	0.0
Consus Eighth Co., LLC(*1)	”	0.0	0.0
KAMCO Value Recreation First Securitization Specialty Co., Ltd.(*1)	”	15.0	15.0
Hermes STX Co., Ltd.(*1)	”	0.0	0.0
BWL First Co., LLC(*1)	”	0.0	0.0
Woori Poongsan Co., Ltd.(*1)	”	0.0	0.0
Deogi Dream Fourth Co., Ltd.(*1)	”	0.0	0.0
Jeonju Iwon Ltd.(*1)	”	0.0	0.0
Wonju I one Inc.(*1)	”	0.0	0.0
Heitz Third Co., Ltd.(*1)	”	0.0	0.0
Woorihansoop 1st Co., Ltd.(*1)	”	0.0	0.0
Electric Cable First Co., Ltd(*1)	”	0.0	0.0
Woori International First Co., Ltd.(*1)	”	0.0	0.0
Woori HJ First Co., Ltd.(*1)	”	0.0	0.0
Samsung Plus Private Equity Investment Trust 36th and 34 beneficiary certificates for the rest(*2)	Securities investment and others	—	—
Principle Guaranteed Trust(*3)	Trust	0.0	0.0
Principle and Interest Guaranteed Trust(*3)	”	0.0	0.0
Woori Bank and Woori Private Equity Co., Ltd.:
Woori Private Equity Fund(*4)	Other financial business	31.9	31.9
Woori Private Equity Fund:
Woori EL Co., Ltd.	Other financial business	100.0	100.0
Woori Investment Bank:
Dongwoo First Securitization Specialty Co., Ltd.(*1)	Asset securitization	5.0	5.0
Woori Card Co., Ltd.
TUTU Finance-WCI Myanmar Co., Ltd.(*7)	Finance	—	100.0

(*1)	The entity is a structured entity for the purpose of asset securitization and is in scope for consolidation. Although the Group is not a majority shareholder, the Group 1) has the power over the investee, 2) is exposed, or has rights, to variable returns from its involvement with the investee, and 3) has the ability to use its power to affect its returns.
(*2)	The entity is a structured entity for the purpose of investment in securities and is in scope for consolidation, considering that the Group 1) has the power over the investee, 2) is exposed, or has rights, to variable returns from its involvement with the investee, and 3) has the ability to use its power to affect its returns.

(*3)	The entity is a money trust under the Financial Investment Services and Capital Markets Act and is in scope for consolidation. Although the Group is not a majority shareholder, the Group 1) has the power over the investee, 2) is exposed, or has rights, to variable returns from its involvement with the investee, and 3) has the ability to use its power to affect its returns.
(*4)	The entity is in scope for consolidation since the Group has controlling power over the entity, as a general partner.
(*5)	The entity, formerly, Woori Private Equity Co., Ltd., registered as the professional private equity fund investor during the year ended December 31, 2016, and the entity changed its name into Woori Private Equity Asset Management Co., Ltd.
(*6)	The entities were included in scope for consolidation since the Group acquired their majority ownership interests during the year ended December 31, 2016. (Please see Note 50 for the details)
(*7)	Woori Card Co., Ltd. acquired the entity’s majority ownership interest during the year ended December 31, 2016.
(*8)	During the year ended December 31, 2016, ZAO Woori Bank changed its name into AO Woori Bank.

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

• Principal guaranteed trusts • Principal and interest guaranteed trusts

(3)	As of December 31, 2015 and 2016, despite having more than a 50% ownership interests, the Group has not consolidated the following companies as the Group do not have the ability to control following subsidiaries:

	As of December 31, 2015
Entities	Location	Main business	Percentage of ownership (%)
Golden Bridge NHN Online Private Equity Investment(*)	Korea	Securities Investment	60.0
Heungkuk High Class Private Equity Securities Investment Trust 377th(*)	Korea	Securities Investment	51.3
Mirae Asset Maps Clean Water Private Equity Investment Trust 7th(*)	Korea	Securities Investment	59.7
Kiwoom Yonsei Private Equity Investment Trust(*)	Korea	Securities Investment	88.9

	As of December 31, 2016
Entities	Location	Main business	Percentage of ownership (%)
Golden Bridge NHN Online Private Equity Investment(*)	Korea	Securities Investment	60.0
Mirae Asset Maps Clean Water Private Equity Investment Trust 7th(*)	Korea	Securities Investment	59.7
Kiwoom Yonsei Private Equity Investment Trust(*)	Korea	Securities Investment	88.9
Kiwoom Frontier Professional Investment Private Fund 6 (Bond)(*)	Korea	Securities Investment	50.0

(*)	The Group owns the majority ownership interest in these structured entities, but has no power on the investees’ relevant activities. As results, it is deemed that the Group has no power or control on the structured entities.

(4)	The summarized financial information before the elimination of intercompany transactions of the subsidiaries whose financial information were prepared under IFRS for the Group’s consolidated financial statements is as follows (Unit: Korean Won in millions):

	As of and for the year ended December 31, 2015
	Assets	Liabilities	Operating revenue	Net income (loss) attributable to owners	Comprehensive income (loss) attributable to owners
Woori FIS	161,778	127,701	260,657	1,421	(833)
Woori Private Equity Asset Management Co., Ltd	89,365	45,491	3,669	1,224	1,024
Woori Finance Research Institute	3,605	328	4,149	86	62
Woori Card	6,604,059	5,295,225	1,379,873	116,858	119,976
Woori Investment Bank	1,206,156	1,057,992	129,404	10,435	7,830
Woori Credit Information	33,957	6,691	31,271	1,806	1,830
Woori America Bank	1,701,191	1,509,304	67,932	12,893	24,356
PT Bank Woori Saudara Indonesia 1906 Tbk	1,770,900	1,417,952	375,747	24,023	10,691
Woori Global Market Asia Limited	245,246	126,401	6,851	1,763	8,958
Woori Bank (China) Limited	4,016,968	3,511,268	408,566	1,056	32,855
AO Woori Bank(*)	261,026	225,194	17,301	7,232	(762)
Woori Brazil Bank	106,239	80,653	19,850	2,330	(7,377)
Korea BTL Infrastructure Fund	739,502	279	34,042	30,307	30,307
Woori Fund Service	9,818	815	6,247	358	358
Woori Finance Cambodia	22,767	16,607	2,705	579	946
Woori Finance Myanmar	2,252	29	9	(117)	(166)
Money trust under the Trust Business Act	1,477,657	1,449,024	56,397	125	125
Structured entity for the securitization of financial assets	545,534	961,065	22,728	(13,685)	(6,662)
Security investments structured entity	3,071,375	562,477	126,904	26,906	41,080

	As of and for the year ended December 31, 2016
	Assets	Liabilities	Operating revenue	Net income (loss) attributable to owners	Comprehensive income (loss) attributable to owners
Woori FIS	141,329	105,821	244,783	1,048	1,432
Woori Private Equity Asset Management Co., Ltd	97,338	53,244	2,154	312	219
Woori Finance Research Institute	3,710	334	4,445	108	100
Woori Card	7,606,108	6,180,893	1,555,373	109,393	116,381
Woori Investment Bank	1,576,627	1,404,566	178,572	23,872	23,897
Woori Credit Information	31,292	4,416	27,884	543	618
Woori America Bank	2,186,049	1,973,263	73,909	15,266	20,899
Woori Global Market Asia Limited	272,008	147,581	7,255	1,863	5,582
Woori Bank (China) Limited	4,984,017	4,466,812	475,174	32,025	11,505
AO Woori Bank(*)	239,860	188,474	16,221	5,650	15,553
PT Bank Woori Saudara Indonesia 1906 Tbk	2,089,822	1,693,111	179,014	24,573	48,542
Woori Brazil Bank	241,229	206,043	17,059	2,786	9,600
Korea BTL Infrastructure Fund	784,770	299	33,476	29,617	29,617
Woori Fund Service	11,386	1,372	7,787	1,011	1,011
Woori Finance Cambodia	32,405	24,751	4,545	1,250	1,494
Woori Finance Myanmar	4,305	2,651	380	(613)	(569)
Wealth Development Bank	209,779	174,446	12,519	1,248	1,876
Woori Bank Vietnam Limited	159,223	278	—	(346)	3,545
Money trust under the Trust Business Act	1,525,145	1,495,815	55,540	697	697
Structured entity for the securitization of financial assets	487,431	895,824	29,480	6,912	7,138
Security investments structured entity	4,397,163	1,898,977	137,896	56,605	61,535

(*)	During the year ended December 31, 2016, ZAO Woori Bank changed its name into AO Woori Bank.

(5)	Structured entities

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

Total assets of the unconsolidated structured entities, the carrying value of the related items recorded, the maximum exposure to risks, and the loss recognized as of and for the year ended December 31, 2015 and 2016 are as follows (Unit: Korean Won in millions):

	December 31, 2015
	Asset securitization vehicle	Structured finance	Investment funds
Total asset of the unconsolidated structured entities	10,138,371	48,198,653	7,611,232
Assets recognized in the consolidated financial statements related to the unconsolidated structured entities	4,219,809	2,879,310	963,747
Loans and receivables	148,811	2,439,207	26,976
Financial assets at fair value through profit or loss	—	274,175	—
Available-for-sale financial assets	1,649,949	133,455	654,705
Held-to-maturity financial assets	2,420,870	—	—
Investments in joint ventures and associates	—	—	282,066
Derivative assets	179	32,473	—
Liabilities recognized in the consolidated financial statements related to the unconsolidated structured entities	3,688	728	—
Derivative liabilities	126	—	—
Other liabilities (including provisions)	3,562	728	—
The maximum exposure to risks	5,250,850	3,877,161	963,747
Investments	4,219,809	2,879,310	963,747
Purchase agreements	74,000	48,000	—
Credit facilities	957,041	949,851	—
Loss recognized on unconsolidated structured entities	2,205	47,942	—

	December 31, 2016
	Asset securitization vehicle	Structured finance	Investment funds
Total asset of the unconsolidated structured entities	8,426,713	61,324,862	9,131,362
Assets recognized in the consolidated financial statements related to the unconsolidated structured entities	3,361,910	2,790,215	1,749,494
Loans and receivables	65,470	2,414,044	—
Financial assets at fair value through profit or loss	—	254,150	—
Available-for-sale financial assets	1,216,446	115,843	1,664,865
Held-to-maturity financial assets	2,079,648	—	—
Investments in joint ventures and associates	—	—	84,629
Derivative assets	346	6,178	—
Liabilities recognized in the consolidated financial statements related to the unconsolidated structured entities	1,363	1,224	—
Derivative liabilities	201	362	—
Other liabilities (including provisions)	1,162	862	—
The maximum exposure to risks	4,263,993	3,802,210	1,749,494
Investments	3,361,910	2,790,215	1,749,494
Purchase agreements	28,000	—	—
Credit facilities	834,083	970,195	—
Other commitments	40,000	41,800	—
Loss recognized on unconsolidated structured entities	6,353	71,185	683

(6)	The details of limitations with regard to the transfer of assets or the redemption of liabilities within the Group are given below:

Some subsidiaries and affiliates are regulated by the rules and regulations of each jurisdiction, in which they have been incorporated, with regard to funding or management of customer deposits. In addition, there may be potential restrictions that they should have pre-approvals from their regulators in the case of remittance of earnings to their parent companies. (See note 50)

(7)	Subsidiaries of which non-controlling interests are significant to the Group’s consolidated financial statements are as follows (Unit: Korean Won in millions):

1) Accumulated non-controlling interests at the end of the period

	December 31, 2015	December 31, 2016
Woori Investment Bank	64,013	73,986
PT Bank Woori Saudara Indonesia 1906 Tbk	58,880	70,249
Wealth Development Bank	—	16,983

2) Net income attributable to non-controlling interests

	For the year ended December 31, 2014	For the year ended December 31, 2015	For the year ended December 31, 2016
Woori Investment & Securities(*)	(125,724)	—	—
Woori Investment Bank	2,215	4,353	9,990
PT Bank Woori Saudara Indonesia 1906 Tbk	702	6,241	6,383
Wealth Development Bank	—	—	611

(*)	Deconsolidated due to the Group’s disposal of the subsidiary during the year ended December 31, 2014.

3) Dividends to non-controlling interests

	For the year ended December 31, 2014	For the year ended December 31, 2015	For the year ended December 31, 2016
Woori Investment & Securities(*)	8,029	—	—
PT Bank Woori Saudara Indonesia 1906 Tbk	—	778	1,242

(*)	Deconsolidated due to the Group’s disposal of the subsidiary during the year ended December 31, 2014.

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

The issuance of the Group’s consolidated financial statements as of and for the year ended December 31, 2016, was approved by the Board of Directors on February 8, 2017.

The Group operates primarily in Korea and its official accounting records are maintained in Korean Won. The United States dollar (“U.S. dollar” or “US$” or “USD”) amounts are provided herein as supplementary information solely for the convenience of readers outside Korea. Korean Won amounts are expressed in U.S. Dollars at the rate of 1,203.7 Korean Won to US$1.00, the noon buying exchange rate in effect on December 31, 2016, as quoted by the Federal Reserve Bank of New York in the United States. Such convenience translation into U.S. Dollars should not be construed as representations that Korean Won amounts have been, could have been, or could in the future be, converted at this or any other rate of exchange.

The significant accounting policies that have been applied for the preparation of the consolidated financial statements for the year ended December 31, 2016 are described below. There have not been changes to the significant accounting policies except for the impacts from the adoptions of accounting standards or interpretations which are explained below.

The Group’s consolidated financial statements have been prepared based on the historical cost method except for specific non-current assets and certain financial assets or liabilities reported at fair value. Historical cost is generally based on the fair value of the consideration given in exchange for goods and services.

The consolidated financial statements of the Group were approved by the board of directors on February 8, 2017.

1) The Group has newly adopted the following new standards and interpretations that affected the Group’s accounting policies.

Amendments to IAS 1—Presentation of Financial Statements

The amendments to IAS 1 clarify the concept of applying materiality in practice and restrict an entity reducing the understand ability of its financial statements by obscuring material information with immaterial information or by aggregating material items that have different natures or functions. The adoption of the amendments has no material impact on the Group’s consolidated financial statements.

Amendments to IAS 16—Property, plant and Equipment

The amendments to IAS 16 prohibit the Bank from using a revenue-based depreciation method for items of property, plant and equipment. The adoption of the amendments has no material impact on the Group’s consolidated financial statements.

Amendments to IAS 38—Intangible Assets

The amendments to IAS 38 rebuts presumption that revenue is not an appropriate basis for the amortization of an intangible assets, which the presumption can only be rebutted when the intangible asset expressed as a measure of revenue or when it can be demonstrated that revenue and consumption of the economic benefits of the intangible asset are highly correlated. The adoption of the amendments has no material impact on the Group’s consolidated financial statements.

Amendments to IFRS 10—Consolidated Financial Statements & IFRS 12—Disclosure of interests in other entities & IAS 28—Investment in associates

The amendments clarify that in applying the equity method of accounting to an associate or a joint venture that is an investment entity, an investor may retain the fair value measurements that the associate or joint venture used for its subsidiaries. The adoption of the amendments has no material impact on the Group’s consolidated financial statements.

Amendments to IFRS 11—Joint Arrangement

The amendments to IFRS 11 provides guidance on how to account for the acquisition of joint operation that constitutes a business as defined in IFRS 3 Business Combinations. A joint operator is also required to disclose the relevant information required by IFRS 3 and other standards for business combinations. The adoption of the amendments has no significant impact on the separate financial statements.

Other than the amendment stated above, there are several annual improvements in the current period, but the application of the amendments has had no material effect on the Group’s consolidated financial statements.

2) The Group has not applied the following IFRSs that have been issued but are not yet effective:

Amendments to IAS 7—Statement of Cashflows

The amendments require that changes in liabilities arising from financial activities are disclosed. The amendments are effective for annual periods beginning on or after January 1, 2017.

Amendments to IAS 12—Income Taxes

The amendments clarify that unrealized losses on fixed-rate debt instruments measured at fair value and measured at cost for tax purposes give rise to a deductible temporary difference regardless of whether the holder expects to recover the carrying amount of the debt instrument by sale or by use and that the estimate of probable future taxable profit may include the recovery of some of assets for more than their carrying amount. When the Group assesses whether there will be sufficient taxable profit, the Group should compare the deductible temporary differences with future taxable profit that excludes tax deductions resulting from the reversal of those deductible temporary differences. The amendments are effective for annual periods beginning on or after January 1, 2017.

Amendments to IFRS 2—Share-based Payment

The amendments include: 1) when measuring the fair value of share-based payment, the effects of vesting and non-vesting conditions on the measurement of cash-settled share-based payment should be consistent with the measurement of equity-settled share-based payment, 2) Share-based payment transaction in which the Group settles the share-based payment arrangement net by withholding a specified portion of the equity instruments per statutory tax withholding requirements would be classified as equity-settled in its entirety, if otherwise would be classified as equity-settled without the net settlement feature, and 3) when a cash-settled share-based payment changes to an equity-settled share-based payment because of modifications of the terms and conditions, the original liability recognized is derecognized and the equity-settled share-based payment is recognized at the modification date fair value. Any difference between the carrying amount of the liability at the modification date and the amount recognized in equity at the same date would be recognized in profit and loss immediately. The amendments are effective for annual periods beginning on or after January 1, 2018.

Enactment of IFRS 9—Financial Instruments

The amendments to IFRS 9 contain the requirements for the classification and measurement of financial assets and financial liabilities based on a business model whose objective is achieved both by collecting contractual cash flows and selling financial assets and based on the contractual terms that give rise on specified dates to cash flows, impairment methodology based on the expected credit losses, and broadened types of instruments that qualify as hedging instruments and the types of risk components of non-financial items that are eligible for hedge accounting and the change of the hedge effectiveness test. The amendments are effective for annual periods beginning on or after 1 January 2018.

The Group is in the process of changing the related accounting systems to adopt IFRS 9, however the impact from the adoption on the Group’s consolidated financial statements is yet to be analyzed. Meanwhile, the typical financial impacts per each major requirements under the Standard that are expected to be applicable are as follows:

Phase 1: Classification and measurement of financial assets and financial liabilities

All recognized financial assets that are currently within the scope of IAS 39 will be subsequently measured either at amortized cost, fair value through other comprehensive income (FVOCI), or fair value through Profit or Loss (FVTPL) under IFRS 9 based on the business model and the nature of the contractual cash flows. Specifically:

•

a debt instrument that is held within a business model whose objective is to collect the contractual cash flows and has contractual cash flows that are solely payments of principal and interest on the principal amount outstanding must be measured at amortized cost (net of any write down for impairment), unless the asset is designated as at fair value through profit or loss (FVTPL) under the fair value option.

•

a debt instrument that is held within a business model whose objective is achieved both by collecting contractual cash flows and selling financial assets and has contractual terms that give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding, must be measured at FVTOCI, unless the asset is designated as at FVTPL under the fair value option.

•	all other debt instruments must be measured at FVTPL.

•

all equity investments are to be measured in the statement of financial position at fair value, with gains and losses recognized in profit or loss except that if an equity investment is not held for trading, nor contingent consideration recognized by an acquirer in a business combinations to which IFRS 3 applies, an irrevocable election can be made at initial recognition to measure the investment at FVTOCI, with dividend income recognized in profit or loss.

In accordance with IAS 39, the Group holds Loans and receivables amounting to 258,392,633 million Won, Held-to-maturity financial assets amounting to 13,910,251 million Won, Available-for-sale financial assets amounting to 20,817,583 million Won and FVTPL amounting to 5,650,724 million Won as of December 31, 2016.

In accordance with IFRS 9, an entity may make an irrevocable election at initial recognition for particular investments in equity instruments that would otherwise be measured at fair value through profit or loss to present subsequent changes in fair value in other comprehensive income, and the amount amounts should be recycled to profit or loss. In accordance with IAS 39, the Group holds equity investments that are classified as Available-for-sale financial assets (except for the puttable instrument defined in IAS32) amounting to 1,161,292 million Won as of December 31, 2016.

One major change from IAS 39 relates to the presentation of changes in the fair value of a financial liability designated as at FVTPL attributable to changes in the credit risk of that liability. Under IFRS 9, such changes are presented in other comprehensive income, unless the presentation of the effect of the change in the liability’s credit risk in other comprehensive income would create or enlarge an accounting mismatch in profit or loss. Changes in fair value attributable to a financial liability’s credit risk are not subsequently reclassified to profit or loss.

In case a Hybrid contract contains financial asset hosts, an entity shall recognize the entire hybrid contract as financial asset, not separating the embedded derivative from the host.

In accordance with IAS 39, the Group holds financial liabilities designated as at FVTPL 766,880 million Won as of December 31, 2016.

Phase 2: Impairment methodology

The impairment model under IFRS 9 reflects expected credit losses. Under the impairment approach in IFRS 9, it is no longer necessary for a credit event to have occurred before credit losses are recognized. Instead, an entity always accounts for expected credit losses and changes in those expected credit losses.

The amount of expected credit losses should be updated at each reporting date to reflect changes in credit risk since initial recognition.

In accordance with IFRS 9, the allowance for doubtful receivables is measured at the amount equivalent to the expected 12-month credit loss or the expected credit loss over the period, based on the degree of credit risk after the initial recognition of the financial asset.

	Stage 1	Stage 2	Stage 3
Stage	In case the exposure’s credit risk has not increased significantly since initial recognition	In case the exposure has suffered a significant increase in credit risk	In case the exposure meets the accounting definition of credit impaired

Allowance recognition	The Group recognizes only 12-month expected credit losses as a loss allowance	The Group recognizes a loss allowance equal to lifetime expected credit losses

Meanwhile, IFRS 9 requires that, an entity shall only recognize the cumulative changes in lifetime expected credit losses since initial recognition as a loss allowance for purchased or originated credit-impaired financial assets.

In accordance with IAS 39, the Group holds loans and receivables amounting to 260,419,729 million Won and Allowance for credit losses amounting to 2,027,096 million Won as of December 31, 2016.

Phase 3: Hedge accounting

The general hedge accounting requirements of IFRS 9 retain the three types of hedge accounting mechanisms in IAS 39: Fair Value Hedge, Cash Flow Hedge, and Hedge of Net Investment in a Foreign Operation. However, greater flexibility has been introduced to the types of transactions eligible for hedge accounting, specifically broadening the types of instruments that qualify as hedging instruments and the types of risk components of non-financial items that are eligible for hedge accounting. In addition, the effectiveness test has been overhauled and replaced with the principle of an ‘economic relationship.’ Retrospective assessment of hedge effectiveness is no longer required. Far more disclosure requirements about an entity’s risk management activities have been introduced.

Enactment of IFRS 15—Revenue from Contracts with Customers

The core principle under IFRS 15 is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The enactment introduces a 5-step approach to revenue recognition and measurement: 1) Identify the contract with a customer, 2) Identify the performance obligations in the contract, 3) Determine the transaction price, 4) Allocate the transaction price to the performance obligations in the contract, 5) Recognize revenue when (or as) the entity satisfies a performance obligation. This standard will supersede IAS 11—Construction Contracts, IAS 18- Revenue, IFRIC 13—Customer Loyalty Programs, IFRIC 15 -Agreements for the Construction of Real Estate, IFRIC 18—Transfers of Assets from Customers, and SIC 31 -Revenue-Barter Transactions Involving Advertising Services. The enactment is effective for annual periods beginning on or after 1 January 2018.

Enactment of IFRS 16—Leases

IFRS 16 introduces a comprehensive model for the identification of lease arrangements and accounting treatments for both lessors and lessees. IFRS 16 will supersede the current lease guidance including IAS 17 Leases and the related interpretations when it becomes effective.

IFRS 16 distinguishes leases and service contracts on the basis of whether an identified asset is controlled by a customer. Distinctions of operating leases (off balance sheet) and finance leases (on balance sheet) are removed for lessee accounting, and is replaced by a model where a right-of-use asset and a corresponding liability have to be recognized for all leases by lessees (i.e. all on balance sheet) except for short-term leases and leases of low value assets.

The right-of-use asset is initially measured at cost and subsequently measured at cost (subject to certain exceptions) less accumulated depreciation and impairment losses, adjusted for any remeasurement of the lease liability. The lease liability is initially measured at the present value of the lease payments that are not paid at that date. Subsequently, the lease liability is adjusted for interest and lease payments, as well as the impact of lease modifications, amongst others. Furthermore, the classification of cash flows will also be affected as operating lease payments under IAS 17 are presented as operating cash flows; whereas under the IFRS 16 model, the lease payments will be split into a principal and an interest portion which will be presented as financing and operating cash flows respectively. In contrast to lessee accounting, IFRS 16 substantially carries forward the lessor accounting requirements in IAS 17, and continues to require a lessor to classify a lease either as an operating lease or a finance lease. Furthermore, extensive disclosures are required by IFRS 16. The enactment is effective for annual periods beginning on or after 1 January 2019.

The Group is reviewing the impact from the amendments or new enactments listed above on the Group’s consolidated financial statements.

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

3) Fees and commissions income

Commitment and utilization fees are determined as a percentage of the outstanding facility. If it is unlikely that a specific lending arrangement will be entered into, such fees are taken to net income over the life of the facility, otherwise, they are deferred and included in the effective interest rate on the advance.

Fees in respect of services are recognized as the right to consideration accrues through the provision of the service to the customer. The arrangements are generally contractual and the cost of providing the service is incurred as the service is rendered. The price is usually fixed and determinable.

Credit card fees include commission received from merchants for processing credit card transaction and annual fees received from credit card holders. Revenue from the commission is accrued to net income when the service is performed and annual fee is deferred and recognized as income over the period of the service provided.

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

On initial recognition, financial assets are classified into held-for-trading, designated as at fair value through profit or loss (“FVTPL”), AFS financial assets, held-to-maturity (“HTM”) investments and loans and receivables. Regular way purchases of financial assets classified as loans and receivables are recognized on settlement date; all other regular way transactions in financial assets are recognized on trade date.

a) Held-for-trading:

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

b) Designated as at FVTPL:

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

c) AFS financial assets:

Financial assets that are not classified as HTM; held-for-trading; designated as at FVTPL; or loans and receivables, are classified as AFS. Financial assets can be designated as AFS on initial recognition. AFS financial assets are initially recognized at fair value plus directly related transaction costs. They are subsequently measured at fair value. Unquoted equity investments whose fair value cannot be measured reliably are carried at cost and classified as AFS financial assets. Impairment losses in monetary and non-monetary AFS financial assets and dividends on non-monetary financial assets are recognized in net income. Interest revenue on monetary financial assets is calculated using the effective interest method and recognized as a net income. Changes in the fair value of AFS financial assets other than those resulting from retranslation of monetary AFS at the reporting date, and any related tax are reported in a separate component of shareholders’ equity until disposal, and then the cumulative gain or loss is recognized in net income.

d) HTM investments:

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

e) Loans and receivables:

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

a) Held-for-trading:

A financial liability is classified as held-for-trading if it is incurred principally for repurchase in the near term, or forms part of a portfolio of financial instruments that are managed together and for which there is an evidence of short-term profit taking, or it is a derivative (not in a qualifying hedge relationship). Held-for-trading financial liabilities are recognized at fair value with transaction costs being recognized in net income. Subsequently, they are measured at fair value. Gains and losses are recognized in net income as they arise.

b) Designated as at FVTPL:

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

c) Amortized cost:

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

The Group derecognizes the financial liability, when Group’s obligations are discharged, cancelled or expired. The difference between paid cost and the carrying amount of financial liabilities is recorded in profit or loss.

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

Where a financial instrument is not in active market characterized by low transaction volumes, price quotations which vary substantially among market participants, or in which minimal information is released publicly, fair values are established using valuation techniques relying on alternative market data or internally developed models using significant inputs that are generally readily observable from objective sources. Market data includes prices of financial instruments with similar maturities and characteristics, duration, interest rate yield curves, and measures of volatility. The amount determined to be fair value may incorporate the management of the Group’s own assumptions (including assumptions that the Group believes market participants would use in valuing the financial instruments and assumptions relating to appropriate risk adjustments for non-performance and lack of marketability).

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

a) Financial assets at FVTPL and AFS financial assets:

The fair value of the securities included in financial assets at FVTPL and AFS financial assets are recognized in the consolidated statements of financial position based on available quoted market prices. For debt securities traded in the OTC market, the Group generally determines fair value based on prices obtained from independent pricing services. Specifically, with respect to independent pricing services, the Group obtains three prices per instrument from reputable independent pricing services in Korea, and generally uses the lowest of the prices obtained from such services without further adjustment. For non-marketable equity securities, the Group obtains prices from the independent pricing services. The Group validates prices received from such independent pricing services using a variety of means, including verification of the qualification of the independent pricing services, corroboration of the pricing by comparing the prices among the independent pricing services and by reference to other available market data, and review of the pricing model and assumptions used by the independent pricing services by the Group’s personnel who are familiar with market-related conditions.

b) Derivative assets and liabilities:

Quoted market prices are used for the Group’s exchange-traded derivatives, such as certain interest rate futures and option contracts. All of the Group’s derivatives that are traded in OTC markets where quoted market prices are not readily available are valued using internal valuation techniques. Valuation techniques and inputs to internally developed models depend on the type of derivative and nature of the underlying rate, price or index upon which the derivative’s value is based. If the model inputs for certain derivatives are not observable in a liquid market, significant judgments on the level of inputs used for valuation techniques are required.

c) Valuation Adjustments:

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

6) Impairment of the financial assets

The Group assesses at the end of each reporting date whether there is any objective evidence that a financial asset or group of financial assets classified as AFS, HTM or loans and receivables is impaired. A financial asset or portfolio of financial assets is impaired and an impairment loss incurs if there is an objective evidence of impairment as result of one or more events that occurred after the initial recognition of an asset and that event (or events) has an impact on the estimated future cash flows of the financial asset.

a) Financial assets carried at amortized cost:

If there is an objective evidence that an impairment loss on a financial asset or group of financial assets classified as HTM investments or as loans and receivables has been incurred, the Group measures the amount of the loss as the difference between the carrying amount of the asset or group of assets and the present value of estimated future cash flows from the asset or group of assets discounted at the effective interest rate of the instrument at initial recognition. For collateralized loans and receivables, estimated future cash flows include cash flows that may result from foreclosure less the costs of obtaining and selling the collateral.

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

Impairment losses are recognized in net income and the carrying amount of the financial asset or group of financial assets is reduced by establishing a provision for impairment losses. If, in a subsequent period, the amount of the impairment loss reduces and the reduction can be ascribed to an event after the impairment was recognized, the previously recognized loss is reversed by adjusting the provision. Once an impairment loss has been recognized on a financial asset or group of financial assets, interest income is recognized on the carrying amount using the rate of interest at which estimated future cash flows were discounted in measuring impairment.

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

b) Financial assets carried at fair value:

When a decline in the fair value of a financial asset classified as AFS has been recognized directly in other comprehensive income and there is an objective evidence that the asset is impaired, the cumulative loss is removed from other comprehensive income and recognized in net income. The loss is measured as the difference between the amortized cost of the financial asset and its current fair value. Impairment losses on AFS equity instruments are not reversed through net income, but those on AFS debt instruments are reversed, if there is a decrease in the cumulative impairment loss that is objectively related to a subsequent event.

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

(22) Income taxes

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

The significant judgments which management has made about the application of the Group’s accounting policies and key sources of uncertainty in estimate do not differ from those used in preparing the consolidated financial statements for the year ended December 31, 2015.

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

Under the Earnings Accumulation Tax (EAT) regime, the Group may incur additional tax burden depending on its level of investment, payroll increase or cash dividends for the preceding three years from 2015. As such, there exists uncertainty with regard to the estimation of such tax impact to the Group, which is measured by the management given the level of expected investment, payroll increase and cash dividends.

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

(5) Defined benefit plan

The Group operates defined benefit retirement pension plans. Defined benefit retirement pension plans are measured through actuarial valuation and the Group estimates discount rate, future wage growth rate, mortality rates to produce actuarial valuation. Defined benefit retirement pension plans contain significant uncertainty in these estimates due to their long-term characteristic.

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

The maximum exposure to credit risk is as follows (Unit: Korean Won in millions):

	December 31, 2015	December 31, 2016
Loans and receivables:
Korean treasury and government agencies	12,062,603	16,058,305
Banks	19,048,126	20,242,260
Corporates	93,765,023	88,985,566
Consumers	119,966,310	133,106,502

Sub-total	244,842,062	258,392,633

Financial assets at fair value through profit or loss (“FVTPL”):
Deposits indexed to gold prices	24,884	26,180
Debt securities held for trading	2,617,406	2,644,916
Designated at FVTPL	986	4,348
Derivative assets for trading	2,390,497	2,898,295

Sub-total	5,033,773	5,573,739

Available-for-sale (“AFS”) debt securities	14,723,577	16,541,888
Held-to-maturity (“HTM”) securities	13,621,640	13,910,251
Derivative assets for hedging	183,128	140,577
Off-balance sheet items:
Guarantees	17,315,443	14,761,784
Loan commitments	88,211,580	83,795,496

Sub-total	105,527,023	98,557,280

Total	383,931,203	393,116,368

a) Credit risk exposure by geographical areas

The following tables analyze credit risk exposure by geographical areas (Unit: Korean Won in millions):

	December 31, 2015
	Korea	China	USA	UK	Japan	Others(*)	Total
Loans and receivables	231,685,404	2,808,255	2,606,044	644,387	192,599	6,905,373	244,842,062
Financial assets at FVTPL	4,664,382	11,794	—	269,039	—	88,558	5,033,773
AFS debt securities	14,427,447	38,094	96,443	—	—	161,593	14,723,577
HTM securities	13,525,799	—	15,112	—	—	80,729	13,621,640
Derivative assets for hedging	91,022	—	—	91,538	—	568	183,128
Off-balance sheet items	103,454,192	607,685	88,552	107,239	28,884	1,240,471	105,527,023

Total	367,848,246	3,465,828	2,806,151	1,112,203	221,483	8,477,292	383,931,203

	December 31, 2016
	Korea	China	USA	UK	Japan	Others(*)	Total
Loans and receivables	241,380,250	4,286,018	2,792,088	895,874	323,470	8,714,933	258,392,633
Financial assets at FVTPL	5,205,849	6,525	—	261,547	81	99,737	5,573,739
AFS debt securities	16,155,290	13,845	137,861	—	—	234,892	16,541,888
HTM securities	13,758,863	—	20,336	—	—	131,052	13,910,251
Derivative assets for hedging	74,166	—	—	66,342	—	69	140,577
Off-balance sheet items	96,245,092	737,513	103,130	80,831	23,250	1,367,464	98,557,280

Total	372,819,510	5,043,901	3,053,415	1,304,594	346,801	10,548,147	393,116,368

(*)	Others consist of financial assets in Indonesia, Vietnam, Panama and the European countries and others.

b) Credit risk exposure by industries

The following tables analyze credit risk exposure by industries, which are service, manufacturing, finance and insurance, construction, individuals and others in accordance with the Korea Standard Industrial Classification Code (Unit: Korean Won in millions):

	December 31, 2015
	Service	Manufacturing	Finance and insurance	Construction	Individuals	Others	Total
Loans and receivables	48,470,594	37,699,589	32,604,765	5,160,497	112,491,741	8,414,876	244,842,062
Financial assets at FVTPL	124,325	346,684	3,241,785	35,096	21	1,285,862	5,033,773
AFS debt securities	781,989	47,119	9,213,137	31,159	—	4,650,173	14,723,577
HTM securities	1,931,529	20,000	7,875,325	472,209	—	3,322,577	13,621,640
Derivative assets for hedging	—	—	183,128	—	—	—	183,128
Off-balance sheet items	18,572,657	31,975,235	13,871,934	5,307,240	30,606,423	5,193,534	105,527,023

Total	69,881,094	70,088,627	66,990,074	11,006,201	143,098,185	22,867,022	383,931,203

	December 31, 2016
	Service	Manufacturing	Finance and insurance	Construction	Individuals	Others	Total
Loans and receivables	46,040,278	35,652,974	37,711,983	3,789,670	125,558,637	9,639,091	258,392,633
Financial assets at FVTPL	77,198	360,881	4,093,567	24,140	993	1,016,960	5,573,739
AFS debt securities	1,092,279	57,781	9,568,151	63,166	—	5,760,511	16,541,888
HTM securities	1,673,971	—	8,290,451	251,599	—	3,694,230	13,910,251
Derivative assets for hedging	—	—	140,577	—	—	—	140,577
Off-balance sheet items	18,423,611	26,878,320	9,927,574	4,621,971	33,603,651	5,102,153	98,557,280

Total	67,307,337	62,949,956	69,732,303	8,750,546	159,163,281	25,212,945	393,116,368

3) Credit risk of loans and receivables

The credit exposure of loans and receivables by customer and loan classification are as follows (Unit: Korean Won in millions):

	December 31, 2015
			Corporates
	Korean treasury and government agencies	Banks	General business	Small and medium sized enterprise	Project financing and others	Sub-total	Consumers	Total
Loans and receivables neither overdue nor impaired	12,065,749	19,062,673	53,282,955	31,665,220	7,618,968	92,567,143	118,888,052	242,583,617
Loans and receivables overdue but not impaired	—	682	66,770	91,406	—	158,176	900,313	1,059,171
Impaired loans and receivables	—	2,331	2,005,366	506,793	585,684	3,097,843	577,157	3,677,331

Gross loans and receivables	12,065,749	19,065,686	55,355,091	32,263,419	8,204,652	95,823,162	120,365,522	247,320,119

Allowance for credit losses	3,146	17,560	1,393,401	516,891	147,847	2,058,139	399,212	2,478,057

Total, net	12,062,603	19,048,126	53,961,690	31,746,528	8,056,805	93,765,023	119,966,310	244,842,062

	December 31, 2016
			Corporates
	Korean treasury and government agencies	Banks	General business	Small and medium sized enterprise	Project financing and others	Sub-total	Consumers	Total
Loans and receivables neither overdue nor impaired	16,062,399	20,258,860	49,815,352	31,520,617	7,142,440	88,478,409	132,195,005	256,994,673
Loans and receivables overdue but not impaired	—	—	48,294	57,245	—	105,539	765,829	871,368
Impaired loans and receivables	—	—	1,404,568	429,955	208,372	2,042,895	510,793	2,553,688

Gross loans and receivables	16,062,399	20,258,860	51,268,214	32,007,817	7,350,812	90,626,843	133,471,627	260,419,729

Allowance for credit losses	4,094	16,600	1,156,000	424,142	61,135	1,641,277	365,125	2,027,096

Total, net	16,058,305	20,242,260	50,112,214	31,583,675	7,289,677	88,985,566	133,106,502	258,392,633

a) Credit quality of loans and receivables

The Group manages credit quality of its loans and receivables, (neither overdue nor impaired, net of allowance) through an internal rating system. Segregation of credit quality is as follows (Unit: Korean Won in millions):

	December 31, 2015
			Corporates
	Korean treasury and government agencies	Banks	General business	Small and medium sized enterprise	Project financing and others	Sub-total	Consumers	Total
Upper grade(*1)	12,062,603	19,044,317	41,511,690	16,597,807	5,275,015	63,384,512	114,559,012	209,050,444
Lower grade(*2)	—	1,044	11,434,413	14,817,366	2,271,579	28,523,358	4,187,183	32,711,585

Total	12,062,603	19,045,361	52,946,103	31,415,173	7,546,594	91,907,870	118,746,195	241,762,029

Value of collateral	11,391	413,893	18,096,065	24,412,038	4,220,936	46,729,039	98,376,621	145,530,944

	December 31, 2016
			Corporates
	Korean treasury and government agencies	Banks	General business	Small and medium sized enterprise	Project financing and others	Sub-total	Consumers	Total
Upper grade(*1)	16,058,288	20,242,260	41,461,420	18,755,963	5,337,033	65,554,416	128,374,017	230,228,981
Lower grade(*2)	17	—	7,941,871	12,550,282	1,763,658	22,255,811	3,680,920	25,936,748

Total	16,058,305	20,242,260	49,403,291	31,306,245	7,100,691	87,810,227	132,054,937	256,165,729

Value of collateral	—	358,456	18,003,674	25,493,006	3,996,162	47,492,842	111,054,910	158,906,208

(*1)	AAA~BBB for Corporates, and 1~6 level for Consumers
(*2)	BBB- ~C for Corporates, and 7~10 level for Consumers

The total amount in the above table are net of allowances for credit losses, for loans and receivables neither overdue nor impaired, amounting to 821,588 million Won and 828,944 million Won as of December 31, 2015 and 2016, respectively.

b) Aging analysis of loans and receivables

Aging analysis of loans and receivables (overdue but not impaired, net of allowance) is as follows (Unit: Korean Won in millions):

	December 31, 2015
			Corporates
Past due	Korean treasury and government agencies	Banks	General business	Small & medium sized enterprise	Project financing and others	Sub-total	Consumers	Total
Less than 30 days	—	92	52,157	58,854	—	111,011	716,245	827,348
30 to 60 days	—	120	3,902	16,584	—	20,486	98,889	119,495
60 to 90 days	—	222	9,537	4,969	—	14,506	39,330	54,058

Total	—	434	65,596	80,407	—	146,003	854,464	1,000,901

Value of collateral(*)	—	—	4,340	63,749	—	68,089	644,073	712,162

	December 31, 2016
			Corporates
Past due	Korean treasury and government agencies	Banks	General business	Small & medium sized enterprise	Project financing and others	Sub-total	Consumers	Total
Less than 30 days	—	—	45,255	41,329	—	86,584	584,995	671,579
30 to 60 days	—	—	1,553	8,933	—	10,486	90,296	100,782
60 to 90 days	—	—	337	2,123	—	2,460	49,151	51,611

Total	—	—	47,145	52,385	—	99,530	724,442	823,972

Value of collateral(*)	—	—	7,021	45,304	—	52,325	546,164	598,489

(*)	The value of collateral held is the recoverable amount used when calculating allowance for credit losses.

The total amounts in the above table are net of allowances for credit losses, for loans and receivables that are overdue but not impaired, amounting to 58,270 million Won and 47,396 million Won as of December 31, 2015 and 2016, respectively.

c) Impaired loans and receivables

Impaired loans and receivables, net of allowance are as follows (Unit: Korean Won in millions):

	December 31, 2015
			Corporates
	Korean treasury and government agencies	Banks	General business	Small & medium sized enterprise	Project financing and others	Sub-total	Consumers	Total
Impaired loans	—	2,331	949,991	250,948	510,211	1,711,150	365,651	2,079,132
Value of collateral(*)	—	—	840,461	285,873	174,918	1,301,252	294,725	1,595,977

	December 31, 2016
			Corporates
	Korean treasury and government agencies	Banks	General business	Small & medium sized enterprise	Project financing and others	Sub-total	Consumers	Total
Impaired loans	—	—	661,778	225,045	188,986	1,075,809	327,123	1,402,932
Value of collateral(*)	—	—	482,680	236,954	42,166	761,800	250,583	1,012,383

(*)	The value of collateral held is the recoverable amount used when calculating allowance for credit losses.

The total amounts in the above table are net of allowances for credit losses, for impaired loans and receivables amounting to 1,598,199 million Won and 1,150,756 million Won as of December 31, 2015 and 2016, respectively.

4) Credit risk of debt securities

The Group manages debt securities based on the credit rating. Credit soundness of debt securities on the basis of External Credit Assessment Institution (“ECAI”), Korea’s qualified external rating agency, is as follows (Unit: Korean Won in millions):

	December 31, 2015
	Financial assets at FVTPL(*)	AFS debt securities	HTM securities	Total
AAA	1,670,647	11,802,897	13,158,286	26,631,830
AA- ~ AA+	651,103	2,238,670	380,541	3,270,314
BBB- ~ A+	295,656	656,238	82,813	1,034,707
Below BBB-	986	25,772	—	26,758

Total	2,618,392	14,723,577	13,621,640	30,963,609

	December 31, 2016
	Financial assets at FVTPL(*)	AFS debt securities	HTM securities	Total
AAA	1,658,332	12,490,934	13,342,384	27,491,650
AA- ~ AA+	720,535	3,372,310	466,401	4,559,246
BBB- ~ A+	266,049	618,736	101,466	986,251
Below BBB-	4,348	59,908	—	64,256

Total	2,649,264	16,541,888	13,910,251	33,101,403

(*)	Financial assets at FVTPL comprise debt securities held for trading and financial assets designated at FVTPL.

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

At the beginning of each year, the Risk Management Committee establishes a Value at Risk (“VaR”, maximum losses) limit, loss limit and risk capital limit by subsidiaries for its management purposes. The limit by investment desk/dealer is independently managed to the extent of the limit given to subsidiaries and the limit by investment and loss cut is managed by the risk management personnel with department.

The Group uses both a standard-based and an internal model-based approach to measure market risk. The standard-based approach is used to calculate individual market risk of owned capital while the internal model-based approach is used to calculate general capital market risk and it is used to measure internal risk management measure. For the trading activities, the Risk Management department measures the VaR limit by department, risk factor and loss limit on a daily basis and reports regularly to the Risk Management Committee.

2) Sensitivity analysis of market risk

The Group performs the sensitivity analyses both for trading and for non-trading activities.

For the trading activities, the Group uses a VaR model that uses certain assumptions of possible fluctuations in market conditions and, by conducting simulations of gains and losses, under which the model estimates the maximum losses that may occur. A VaR model predicts based on statistics of possible losses on the portfolio at a certain period currently or in the future. It indicates the maximum expected loss with at least 99% credibility. In short, there exists a one percent possibility that the actual loss might exceed the predicted loss generated from the VaR calculation. The actual results are periodically monitored to examine the validity of the assumptions and variables and factors that are used in VaR calculations. However, this approach cannot prevent the loss when the market fluctuation exceeds expectation.

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

NII is a profit based indicator for displaying profit changes in the short term due to short term interest changes. It will be estimated as subtracting interest expenses of liabilities from the interest income of assets. NPV is an indicator for displaying risks in economic view according to unfavorable changes related to interest rate. It will be estimated as subtracting the present value of liabilities from the present value of assets. EaR shows the maximum profit-loss amount, which indicates the maximum deduction amount caused by the unfavorable changes related to the interest rate of a certain period (i.e. 1 year). Interest rate VaR shows the potential maximum loss generated by the unfavorable changes during a certain period of time in the present or future.

a) Trading activities

The minimum, maximum and average VaR for the year ended December 31, 2015 and 2016, respectively, and the VaR as of December 31, 2015 and 2016, respectively, are as follows (Unit: Korean Won in millions):

	As of December 31, 2015	For the year ended December 31, 2015			As of December 31, 2016	For the year ended December 31, 2016
Risk factor		Average	Maximum	Minimum		Average	Maximum	Minimum
Interest rate	2,907	2,742	3,991	1,211	3,250	2,844	6,430	1,367
Stock price	3,186	2,411	4,377	531	4,191	3,456	5,063	2,304
Foreign currencies	3,997	3,415	4,847	2,329	4,396	4,914	7,686	3,967
Commodity price	117	102	218	5	152	113	325	21
Diversification	(5,017)	(3,858)	(6,910)	(411)	(5,630)	(5,355)	(10,385)	(4,034)

Total VaR(*)	5,190	4,812	6,523	3,665	6,359	5,972	9,119	3,625

(*)	VaR= Value at Risk

b) Non-trading activities

The NII and NPV are calculated for the assets and liabilities owned by the Bank, respectively, by using the simulation method. The scenario responding to interest rate (“IR”) changes are as follows (Unit: Korean Won in millions):

Name of scenario	December 31, 2015		December 31, 2016
	NII(*1)	NPV(*2)	NII(*1)	NPV(*2)
Base case	4,248,972	22,441,148	4,367,411	21,556,632
Base case (Prepay)	4,243,033	21,418,343	4,384,783	20,666,425
IR 100bp up	4,628,056	21,747,451	4,802,118	20,893,490
IR 100bp down	3,863,665	23,192,051	3,903,129	22,279,204
IR 200bp up	5,007,090	21,107,510	5,236,879	20,289,742
IR 200bp down	3,137,452	23,998,930	2,975,351	23,052,848
IR 300bp up	5,386,122	20,517,630	5,671,639	19,742,627
IR 300bp down	2,123,516	25,345,104	1,968,273	25,096,193

(*1)	Net Interest Income
(*2)	Net Portfolio Value

The interest EaR and VaR are calculated based on the BIS Framework of other subsidiaries excluding the Bank are as follows (Unit: Korean Won in millions):

December 31, 2015		December 31, 2016
EaR	VaR	EaR	VaR
153,717	80,086	188,381	110,335

The Group estimates and manages risks related to changes in interest rate due to the difference in the maturities of interest-bearing assets and the liabilities and discrepancies in the terms of interest rate. Cash flows of principal amounts and interests from interest bearing assets and liabilities by re-pricing date are as follows (Unit: Korean Won in millions):

	December 31, 2015
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Asset:
Loans and receivables	140,191,350	41,178,643	8,201,386	8,043,459	50,083,399	30,613,803	278,312,040
AFS financial assets	1,346,353	2,176,565	2,821,168	2,031,687	6,480,914	702,884	15,559,571
HTM financial assets	1,980,893	1,652,225	1,191,175	1,611,999	6,957,745	922,081	14,316,118

Total	143,518,596	45,007,433	12,213,729	11,687,145	63,522,058	32,238,768	308,187,729

Liability:
Deposits due to customers	96,907,809	31,975,594	21,386,037	28,539,885	30,592,054	26,732	209,428,111
Borrowings	13,631,363	1,601,846	900,149	498,146	3,088,516	499,110	20,219,130
Debentures	3,056,172	1,142,939	747,728	2,028,080	12,197,477	4,584,085	23,756,481

Total	113,595,344	34,720,379	23,033,914	31,066,111	45,878,047	5,109,927	253,403,722

	December 31, 2016
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Asset:
Loans and receivables	148,237,350	42,032,667	8,064,502	7,757,087	55,838,192	35,245,734	297,175,532
AFS financial assets	3,165,094	2,946,992	2,854,514	2,915,226	5,029,918	713,596	17,625,340
HTM financial assets	2,770,079	1,515,213	1,246,503	1,143,170	6,853,951	892,030	14,420,946

Total	154,172,523	46,494,872	12,165,519	11,815,483	67,722,061	36,851,360	329,221,818

Liability:
Deposits due to customers	100,051,821	36,614,529	25,028,378	25,017,836	34,513,004	40,737	221,266,305
Borrowings	13,772,710	1,044,748	491,330	368,431	2,816,565	421,677	18,915,461
Debentures	2,109,235	2,077,681	860,455	1,545,943	14,613,799	4,143,773	25,350,886

Total	115,933,766	39,736,958	26,380,163	26,932,210	51,943,368	4,606,187	265,532,652

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

Financial instruments in foreign currencies exposed to currency risk are as follows (Unit: USD in millions, JPY in millions, CNY in millions, EUR in millions, and Korean Won in millions):

	December 31, 2015
	USD		JPY		CNY		EUR		Others	Total
	Foreign currency	Won equivalent	Foreign currency	Won equivalent	Foreign currency	Won equivalent	Foreign currency	Won equivalent	Won equivalent	Won equivalent
Asset:
Loans and receivables	25,178	29,509,364	112,138	1,089,991	16,177	2,887,324	1,141	1,460,773	3,163,999	38,111,451
Financial assets at FVTPL	143	167,270	113	1,096	—	—	1	987	428	169,781
AFS financial assets	483	565,872	—	—	211	37,671	—	622	80,273	684,438
HTM financial assets	13	15,288	—	—	—	—	—	—	80,553	95,841

Total	25,817	30,257,794	112,251	1,091,087	16,388	2,924,995	1,142	1,462,382	3,325,253	39,061,511

Liability:
Financial liabilities at FVTPL	149	174,554	499	4,853	—	—	33	42,299	98,312	320,018
Deposits due to customer	11,701	13,713,829	114,940	1,117,225	15,174	2,708,309	301	385,077	1,204,774	19,129,214
Borrowings	8,757	10,262,750	17,834	173,350	276	49,231	441	565,235	111,447	11,162,013
Debentures	3,054	3,578,711	5,680	55,209	900	160,632	33	42,257	503,066	4,339,875
Other financial liabilities	2,150	2,519,715	3,176	30,867	2,850	508,596	69	88,658	706,388	3,854,224

Total	25,811	30,249,559	142,129	1,381,504	19,200	3,426,768	877	1,123,526	2,623,987	38,505,344

Off-balance accounts	9,914	11,619,118	26,451	257,103	797	142,208	528	676,588	504,092	13,199,109

	December 31, 2016
	USD		JPY		CNY		EUR		Others	Total
	Foreign currency	Won equivalent	Foreign currency	Won equivalent	Foreign currency	Won equivalent	Foreign currency	Won equivalent	Won equivalent	Won equivalent
Asset:
Loans and receivables	22,868	27,635,970	108,944	1,129,539	23,194	4,018,678	1,548	1,962,856	4,382,990	39,130,033
Financial assets at FVTPL	66	79,386	57	589	—	—	30	37,562	34,124	151,661
AFS financial assets	898	1,085,108	—	—	80	13,844	—	570	144,799	1,244,321
HTM financial assets	17	20,517	—	—	—	—	—	—	143,535	164,052

Total	23,849	28,820,981	109,001	1,130,128	23,274	4,032,522	1,578	2,000,988	4,705,448	40,690,067

Liability:
Financial liabilities at FVTPL	75	90,908	253	2,621	—	—	88	111,098	115,980	320,607
Deposits due to customer	11,294	13,648,729	124,790	1,293,835	18,950	3,283,291	651	825,165	2,402,076	21,453,096
Borrowings	7,193	8,692,792	3,243	33,625	—	—	222	280,894	115,332	9,122,643
Debentures	2,931	3,541,769	—	—	700	121,282	—	—	228,720	3,891,771
Other financial liabilities	2,235	2,700,703	12,390	128,464	1,508	261,278	245	310,396	846,990	4,247,831

Total	23,728	28,674,901	140,676	1,458,545	21,158	3,665,851	1,206	1,527,553	3,709,098	39,035,948

Off-balance accounts	8,593	10,384,163	28,675	297,304	1,061	183,883	374	473,845	312,187	11,651,382

(3) Liquidity risk

Liquidity risk refers to the risk that the Group may encounter difficulties in meeting obligations from its financial liabilities.

1) Liquidity risk management

Liquidity risk management is to prevent potential cash shortages as a result of mismatching the use of funds (assets) and sources of funds (liabilities) or unexpected cash outflows. The financial liabilities that are relevant to liquidity risk are incorporated within the scope of risk management. Derivatives instruments are excluded from those financial liabilities as they reflect expected cash flows for a pre-determined period.

Assets and liabilities are grouped by account under Asset Liability Management (“ALM”) in accordance with the characteristics of the account. The Group manages liquidity risk by identifying the maturity gap, and then gap ratio through performing various cash flows analysis (i.e. based on remaining maturity and contract period, etc.), while maintaining the gap ratio at or below the target limit.

2) Maturity analysis of non-derivative financial liabilities

a)	Cash flows of principals and interests by remaining contractual maturities of non-derivative financial liabilities are as follows (Unit: Korean Won in millions):

	December 31, 2015
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Financial liabilities at FVTPL	730,495	408	54	11,850	161,537	—	904,344
Deposits due to customers	123,618,943	25,623,490	17,391,363	35,942,949	7,623,477	2,716,859	212,917,081
Borrowings	8,678,642	2,504,599	2,126,241	1,155,179	5,311,041	499,722	20,275,424
Debentures	3,055,973	1,143,005	747,870	2,027,915	12,197,268	4,584,002	23,756,033
Other financial liabilities	8,448,045	25,530	4,504	2,429	84,660	2,589,577	11,154,745

Total	144,532,098	29,297,032	20,270,032	39,140,322	25,377,983	10,390,160	269,007,627

	December 31, 2016
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Financial liabilities at FVTPL	678,813	1,529	94	47	154,325	—	834,808
Deposits due to customers	136,835,315	28,685,473	19,254,108	30,875,962	6,284,092	2,732,019	224,666,969
Borrowings	9,146,895	2,355,336	876,836	1,486,710	4,711,273	420,720	18,997,770
Debentures	2,108,780	2,077,387	860,596	1,518,524	14,641,016	4,116,768	25,323,071
Other financial liabilities	14,813,948	27,544	5,480	1,433	84,792	2,751,825	17,685,022

Total	163,583,751	33,147,269	20,997,114	33,882,676	25,875,498	10,021,332	287,507,640

b)	The outflows of cash may occur significantly earlier than the contractual maturities. Cash flows of principals and interests of non-derivative financial liabilities by estimated redemption or withdrawal are as follows; (Unit: Korean Won in millions):

	December 31, 2015
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Financial liabilities at FVTPL	730,495	408	54	11,850	161,537	—	904,344
Deposits due to customers	129,716,295	27,884,256	16,876,865	28,164,198	6,506,300	3,384,994	212,532,908
Borrowings	8,678,664	2,504,588	2,126,234	1,155,176	5,311,041	499,722	20,275,425
Debentures	3,055,973	1,143,005	747,870	2,027,915	12,197,268	4,584,002	23,756,033
Other financial liabilities	8,454,338	25,530	4,504	2,429	84,660	2,589,577	11,161,038

Total	150,635,765	31,557,787	19,755,527	31,361,568	24,260,806	11,058,295	268,629,748

	December 31, 2016
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Financial liabilities at FVTPL	678,813	1,529	94	47	154,325	—	834,808
Deposits due to customers	148,089,355	30,163,971	17,600,803	20,947,335	5,128,387	2,331,993	224,261,844
Borrowings	9,146,901	2,355,332	876,835	1,486,710	4,711,273	420,719	18,997,770
Debentures	2,108,780	2,077,387	860,596	1,518,524	14,641,016	4,116,768	25,323,071
Other financial liabilities	14,813,948	27,544	5,480	1,433	84,792	2,751,825	17,685,022

Total	174,837,797	34,625,763	19,343,808	23,954,049	24,719,793	9,621,305	287,102,515

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

The cash flow by the maturity of derivative financial liabilities as of December 31, 2015 and 2016 is as follows:

	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
December 31, 2015	2,580,827	—	—	—	—	—	2,580,827
December 31, 2016	3,009,977			208	7,013		3,017,198

4) Maturity analysis of off-balance accounts

The Group provides guarantees on behalf of customers. A financial guarantee represents an irrevocable undertaking that the Group will meet a customer’s obligations to third parties if the customer fails to do so. Under a loan commitment, the Group agrees to make funds available to a customer in the future. Loan commitments which are usually for a specified term may be unconditionally cancellable or may persist, provided all conditions in the loan facility are satisfied or waived. Commitments to lend include commercial standby facilities and credit lines, liquidity facilities to commercial paper conduits and utilized overdraft facilities. The maximum limit to be paid by the Group in accordance with guarantees and loan commitment only applies to principal amounts. There are contractual maturities for financial guarantees, such as guarantees for debentures issued or loans, loan commitments, and other guarantees, however, under the terms of the guarantees and loan commitments, funds should be paid upon demand from the counterparty. Details of off-balance accounts are as follows (Unit: Korean Won in millions):

	December 31, 2015	December 31, 2016
Guarantees	17,315,443	14,761,784
Loan commitments	88,211,580	83,795,496

Although not included in the maturity tables above, these off-balance accounts transactions may be drawn down within three months which is the earliest date loan commitments can be drawn down or guarantees would be called.

(4) Operational risk

The Group defines the operational risk that could cause a negative effect on capital resulting from inadequate internal process, labor work and systematic problem or external factors.

1) Operational risk management

The Group has been running the operational risk management system under Basel II. The Group developed advanced measurement approached to quantify required capital for operational risk. This system is used for reinforcement in foreign competitions, reducing the amount of risk capitals, managing the risk, and precaution for any unexpected occasions. This system has been tested by the independent third party, and this system approved by the Financial Supervisory Service.

2) Operational risk measurement

To quantify required capital for operational risk, the Group applies Advanced Measurement Approaches (AMA) using internal and external loss data, business environment and internal control factors (BEICFs), and scenario analysis (SBA). For the operational risk management for its subsidiaries, the Group adopted the Basic Indicator Approach.

(5) Capital management

The Group complies with the standard of capital adequacy provided by financial regulatory authorities. The capital adequacy ratio is based on Basel III of Basel Committee on Banking Supervision and Basel III was applied from the end of December, 2013. The capital adequacy ratio is calculated by dividing own capital by asset (weighted with a risk premium – risk weighted assets) based on the consolidated financial statements of the Group.

According to this regulation, the Group is required to meet the following new minimum requirements: 5.38% and 4.5% Common Equity Tier 1 capital ratio, 6.88% and 6.00% Tier 1 capital ratio, and 8.88% and 8.00% total capital ratio as of December 31, 2016 and December 31, 2015, respectively. When the Group excludes the five subsidiaries (Woori Card Co., Ltd., Woori Investment Bank Co., Ltd., Woori FIS Co., Ltd., Woori Private Equity Asset Management Co., Ltd. and Woori Finance Research Institute Co., Ltd.), from the calculation of the capital adequacy ratios, then the common share capital ratio 11.38%, the basic capital ratio 13.76%, and the total capital ratio 16.59%, as of December 31, 2016. The details are as following (Unit: Korean won in millions):

December 31, 2015
Tier 1 capital	13,047,567
Other Tier 1 capital	3,016,309
Tier 2 capital	4,987,529

Total risk-adjusted capital	21,051,405

Risk-weighted assets for credit risk	142,127,112
Risk-weighted assets for market risk	2,595,566
Risk-weighted assets for operational risk	9,348,221

Total risk-weighted assets	154,070,899

Common Equity Tier 1 ratio	8.47%
Tier 1 capital ratio	10.43%
Total capital ratio	13.66%

December 31, 2016
Tier 1 capital	15,714,480
Other Tier 1 capital	3,275,496
Tier 2 capital	3,910,513

Total risk-adjusted capital	22,900,489

Risk-weighted assets for credit risk	138,018,500
Risk-weighted assets for market risk	2,277,809
Risk-weighted assets for operational risk	9,431,814

Total risk-weighted assets	149,728,123

Common Equity Tier 1 ratio	10.50%
Tier 1 capital ratio	12.68%
Total capital ratio	15.29%

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

•	Consumer banking: Loans/deposits and financial services for consumers, etc.

•	Corporate banking: Loans/deposits and export/import, financial services for corporations, etc.

•	Investment banking: Domestic/foreign investment, structured finance, M&A, Equity & fund investment related business, venture advisory related tasks, real estate SOC development practices etc.

•	Capital market: Fund management, investment securities and derivatives business, etc.

•	Credit Card: Credit card, cash service and card loan, etc. and

•	Headquarter and others: Segments that do not belong to above operating segments

1) The details of assets and liabilities by each segment are as follows (Unit: Korean Won in millions):

	December 31, 2015
	Consumer banking	Corporate banking	Investment banking	Capital market	Credit Card	Headquarter and Others	Sub-total	Inter- segment transaction	Total
Assets	95,612,964	107,313,193	6,646,754	7,903,460	6,604,059	73,713,629	297,794,059	(5,934,987)	291,859,072
Liabilities	46,049,309	170,127,944	41,772	6,410,552	5,295,225	42,578,200	270,503,002	2,046,155	272,549,157

	December 31, 2016
	Consumer banking	Corporate banking	Investment banking	Capital market	Credit Card	Headquarter and Others	Sub-total	Inter- segment transaction	Total
Assets	105,931,025	104,937,198	6,337,634	8,111,230	7,606,108	82,840,235	315,763,430	(5,080,703)	310,682,727
Liabilities	62,294,922	162,937,921	55,785	7,287,850	6,180,893	51,137,220	289,894,591	242,183	290,136,774

2)	The details of operating income by each segment are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2014(restated)
	Consumer banking	Corporate banking	Investment banking	Capital market	Credit Card	Head- quarter and Others	Sub-total	Inter- segment transaction	Continuing operation(*)
Net Interest income	1,392,354	1,741,700	1,178	28,884	287,179	548,238	3,999,533	493,485	4,493,018
Interest income	3,032,488	3,636,838	199,629	26,076	400,569	1,587,332	8,882,932	328,308	9,211,240
Interest expense	(1,591,087)	(2,191,770)	(23)	(100)	(113,390)	(987,029)	(4,883,399)	165,177	(4,718,222)
Inter-segment	(49,047)	296,632	(198,428)	2,908	—	(52,065)	—	—	—
Net non-interest income	493,762	453,799	65,919	(8,059)	93,042	255,453	1,353,916	(941,404)	412,512
Non-interest income	724,288	438,879	348,363	3,969,660	769,235	2,182,334	8,432,759	(284,209)	8,148,550
Non-interest expense	(250,450)	(14,483)	(282,444)	(3,977,719)	(676,193)	(1,877,554)	(7,078,843)	(657,195)	(7,736,038)
Inter-segment	19,924	29,403	—	—	—	(49,327)	—	—	—
Other expense	(1,759,431)	(1,522,783)	(175,002)	(10,273)	(257,651)	(553,184)	(4,278,324)	270,502	(4,007,822)
Administrative expense	(1,700,025)	(835,051)	(14,385)	(16,437)	(119,324)	(518,258)	(3,203,480)	244,561	(2,958,919)
Impairment losses on credit loss and others	(59,406)	(687,732)	(160,617)	6,164	(138,327)	(34,926)	(1,074,844)	25,941	(1,048,903)
Operating income	126,685	672,716	(107,905)	10,552	122,570	250,507	1,075,125	(177,417)	897,708
Non-operating income	(15,444)	(3,309)	39,967	(20,562)	(2,819)	1,588,358	1,586,191	(1,649,504)	(63,313)
Net income before income tax expense	111,241	669,407	(67,938)	(10,010)	119,751	1,838,865	2,661,316	(1,826,921)	834,395
Income tax expense	(26,920)	(153,867)	16,441	2,422	(30,643)	(98,135)	(290,702)	2,507	(288,195)
Net income from continuing operations	84,321	515,540	(51,497)	(7,588)	89,108	1,740,730	2,370,614	(1,824,414)	546,200

	For the year ended December 31, 2015
	Consumer banking	Corporate banking	Investment banking	Capital market	Credit Card	Head- quarter and Others	Sub-total	Inter- segment transaction	Total
Net Interest income	1,289,088	1,699,913	5,601	40,913	378,019	743,092	4,156,626	605,274	4,761,900
Interest income	2,850,985	3,255,796	154,460	19,394	500,449	1,585,636	8,366,720	331,515	8,698,235
Interest expense	(1,227,921)	(1,880,195)	(18)	(81)	(122,430)	(979,449)	(4,210,094)	273,759	(3,936,335)
Inter-segment	(333,976)	324,312	(148,841)	21,600	—	136,905	—	—	—
Net non-interest income	554,957	513,686	115,111	18,015	98,034	279,437	1,579,240	(947,937)	631,303
Non-interest income	886,057	503,321	489,659	5,760,567	871,486	3,245,543	11,756,633	(366,953)	11,389,680
Non-interest expense	(353,032)	(25,993)	(374,548)	(5,742,552)	(773,452)	(2,907,816)	(10,177,393)	(580,984)	(10,758,377)
Inter-segment	21,932	36,358	—	—	—	(58,290)	—	—	—
Other expense	(1,790,292)	(1,795,561)	53,089	(44,187)	(321,265)	(470,592)	(4,368,808)	327,191	(4,041,617)
Administrative expense	(1,782,234)	(925,566)	(14,933)	(16,945)	(124,362)	(553,539)	(3,417,579)	267,190	(3,150,389)
Impairment losses on credit loss and others	(8,058)	(869,995)	68,022	(27,242)	(196,903)	82,947	(951,229)	60,001	(891,228)
Operating income	53,753	418,038	173,801	14,741	154,788	551,937	1,367,058	(15,472)	1,351,586
Non-operating income	(19,113)	(2,189)	43,728	197	(5,150)	136,954	154,427	(54,067)	100,360
Net income before income tax expense	34,640	415,849	217,529	14,938	149,638	688,891	1,521,485	(69,539)	1,451,946
Income tax expense	(8,383)	(98,886)	(52,642)	(3,615)	(32,780)	(136,891)	(333,197)	(43,357)	(376,554)
Net income	26,257	316,963	164,887	11,323	116,858	552,000	1,188,288	(112,896)	1,075,392

	For the year ended December 31, 2016
	Consumer banking	Corporate banking	Investment banking	Capital market	Credit Card	Head- quarter and Others	Sub-total	Inter- segment transaction	Total
Net Interest income	1,484,233	1,741,140	14,613	48,826	428,095	713,678	4,430,585	588,959	5,019,544
Interest income	2,979,811	3,026,148	153,160	19,575	556,681	1,492,148	8,227,523	284,789	8,512,312
Interest expense	(1,023,290)	(1,780,990)	(225)	(324)	(128,586)	(863,523)	(3,796,938)	304,170	(3,492,768)
Inter-segment	(472,288)	495,982	(138,322)	29,575	—	85,053	—	—	—
Net non-interest income	557,410	550,194	160,885	4,033	79,713	302,800	1,655,035	(955,696)	699,339
Non-interest income	923,810	535,514	605,026	7,590,087	986,147	4,563,280	15,203,864	(433,880)	14,769,984
Non-interest expense	(405,912)	(32,873)	(444,141)	(7,586,054)	(906,434)	(4,173,415)	(13,548,829)	(521,816)	(14,070,645)
Inter-segment	39,512	47,553	—	—	—	(87,065)	—	—	—
Other expense	(1,875,579)	(1,476,190)	(110,863)	(51,995)	(364,137)	(574,606)	(4,453,370)	308,693	(4,144,677)
Administrative expense	(1,788,672)	(966,878)	(14,983)	(17,964)	(148,001)	(793,978)	(3,730,476)	252,001	(3,478,475)
Impairment losses on credit loss and others	(86,907)	(509,312)	(95,880)	(34,031)	(216,136)	219,372	(722,894)	56,692	(666,202)
Operating income	166,064	815,144	64,635	864	143,671	441,872	1,632,250	(58,044)	1,574,206
Non-operating income	(35,081)	(1,619)	46,559	(5,288)	(1,504)	55,291	58,358	(79,175)	(20,817)
Net income before income tax expense	130,983	813,525	111,194	(4,424)	142,167	497,163	1,690,608	(137,219)	1,553,389
Income tax expense	(31,698)	(203,983)	(26,909)	1,071	(32,774)	16,475	(277,818)	1,962	(275,856)
Net income	99,285	609,542	84,285	(3,353)	109,393	513,638	1,412,790	(135,257)	1,277,533

(*)	The amounts exclude profit or loss from the subsidiaries that were reclassified into disposal group held for sale and disposal group held for distribution to owners for the years ended December 31, 2014. (Notes 46 and 47)

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

(3) Information on geographical areas

Among the Group’s revenue (interest income and non-interest income) from services, revenue from the domestic customers for the years ended December 31, 2014, 2015 and 2016 amounted to 16,800,282 million Won, 18,974,359 million Won and 22,265,508 million Won, respectively, and revenue from the foreign customers amounted to 559,508 million Won, 1,113,556 million Won and 1,016,788 million Won, respectively (excluding the profit and losses that are reclassified to the discontinued operations). Among the Group’s non-current assets (investments in joint ventures and associates, investment properties, premises and equipment and intangible assets), non-current assets attributed to domestic subsidiaries as of December 31, 2015 and 2016 are 3,666,276 million Won and 3,498,327 million Won, respectively, and foreign subsidiaries are 220,093 million Won and 240,946 million Won, respectively.

6. CASH AND CASH EQUIVALENTS

(1) Details of cash and cash equivalents are as follows (Unit: Korean Won in millions):

	December 31, 2015	December 31, 2016
Cash	2,091,064	2,113,739
Foreign currencies	656,183	742,340
Demand deposits	3,286,747	4,238,956
Fixed deposits	610,061	496,289

Total	6,644,055	7,591,324

(2) Significant transactions not involving cash inflows and outflows are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2015	2016
Changes in other comprehensive income due to valuation of AFS financial assets	72,297	12,586
Changes in other comprehensive income (loss) of investment in associates	3,295	(7,937)
Changes in other comprehensive income of foreign operations translation	33,837	28,712
Changes in other comprehensive income related to valuation of cash flow hedging	—	10,371
Changes in other comprehensive income (loss) due to remeasurement of the net defined benefit liability	(78,267)	34,162
Changes in investments in associates due to equity swap and others	83,002	—
Changes in investments in associates due to accounts transfer	—	(156,708)
Changes in unpaid dividends of hybrid equity securities	3,562	5,187
Changes in payables due to intangible assets	125,446	—

7. FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS

(1) Financial assets at FVTPL are as follows (Unit: Korean Won in millions):

	December 31, 2015	December 31, 2016
Financial assets held for trading	5,120,062	5,633,724
Financial assets designated at FVTPL	12,595	17,000

Total	5,132,657	5,650,724

(2) Financial assets held for trading are as follows (Unit: Korean Won in millions):

	December 31, 2015	December 31, 2016
Deposits:
Deposits indexed to gold prices	24,884	26,180
Securities:
Debt securities
Korean treasury and government agencies	798,397	519,337
Financial institutions	1,175,303	1,444,459
Corporates	643,706	681,120
Equity securities	62,945	35,983
Beneficiary certificates	14,017	23,891
Loaned securities	10,313	4,459

Sub-total	2,704,681	2,709,249

Derivatives instruments assets	2,390,497	2,898,295

Total	5,120,062	5,633,724

(3) Financial assets designated at FVTPL as follows (Unit: Korean Won in millions):

	December 31, 2015	December 31, 2016
Debt securities	986	4,348
Equity securities	11,609	12,652

Total	12,595	17,000

8. AVAILABLE-FOR-SALE FINANCIAL ASSETS

Details of AFS financial assets are as follows (Unit: Korean Won in millions):

	As of December 31, 2015
	Amortized cost	Unrealized gains	Unrealized losses	Fair value
Debt securities:
Korean treasury and government agencies	3,529,997	28,880	(88)	3,558,789
Financial institutions	5,598,416	27,473	(64)	5,625,825
Corporates	3,809,370	79,303	(692)	3,887,981
Asset-backed securities	260,198	—	(1,541)	258,657
Bond denominated in foreign currencies	649,983	790	(12,853)	637,920
Other debt securities	12,323	8,044	—	20,367

Sub-total	13,860,287	144,490	(15,238)	13,989,539

Equity securities	967,911	376,079	(6,283)	1,337,707
Beneficiary certificates	1,119,497	23,148	(24,617)	1,118,028
Securities loaned	717,525	2,488	(3)	720,010
Others	4,665	643	—	5,308

Total	16,669,885	546,848	(46,141)	17,170,592

	As of December 31, 2016
	Amortized cost	Unrealized gains	Unrealized losses	Fair value
Debt securities:
Korean treasury and government agencies	3,778,688	13,700	(3,758)	3,788,630
Financial institutions	6,310,517	7,585	(3,904)	6,314,198
Corporates	4,336,195	93,957	(20,966)	4,409,186
Asset-backed securities	250,630	—	(1,427)	249,203
Bond denominated in foreign currencies	1,226,893	1,076	(16,105)	1,211,864
Other debt securities	73,360	1,871	(3)	75,228

Sub-total	15,976,283	118,189	(46,163)	16,048,309

Equity securities	1,034,299	420,038	(724)	1,453,613
Beneficiary certificates	2,802,847	40,405	(21,170)	2,822,082
Securities loaned	493,625	3,040	(3,086)	493,579

Total	20,307,054	581,672	(71,143)	20,817,583

9. HELD-TO-MATURITY FINANCIAL ASSETS

Details of HTM financial assets are as follows (Unit: Korean Won in millions):

	As of December 31, 2015
	Amortized cost	Unrealized gains	Unrealized losses	Fair value
Korean treasury and government agencies	3,366,942	63,895	(131)	3,430,706
Financial institutions	4,138,250	26,417	(153)	4,164,514
Corporates	6,020,607	106,541	(4,460)	6,122,688
Bond denominated in foreign currencies	95,841	—	—	95,841

Total	13,621,640	196,853	(4,744)	13,813,749

	As of December 31, 2016
	Amortized cost	Unrealized gains	Unrealized losses	Fair value
Korean treasury and government agencies	3,754,356	26,366	(6,391)	3,774,331
Financial institutions	5,168,487	9,236	(4,940)	5,172,783
Corporates	4,823,356	58,176	(7,093)	4,874,439
Bond denominated in foreign currencies	164,052	—	(428)	163,624

Total	13,910,251	93,778	(18,852)	13,985,177

10. LOANS AND RECEIVABLES

(1) Details of loans and receivables are as follows (Unit: Korean Won in millions):

	December 31, 2015	December 31, 2016
Due from banks	11,174,806	14,815,476
Loans	225,547,768	235,400,585
Other receivables	8,119,488	8,176,572

Total	244,842,062	258,392,633

(2)	Details of due from banks are as follows (Unit: Korean Won in millions):

	December 31, 2015	December 31, 2016
Due from banks in local currency:
Due from the Bank of Korea	6,885,516	11,395,162
Due from the depository banks	300,500	3
Due from non-monetary financial institutions	12,197	9,811
Due from the Korea Exchange	1,868	1,625
Others	34,525	73,283
Allowance for credit losses	(2,063)	(2,798)

Sub-total	7,232,543	11,477,086

Due from banks in foreign currencies:
Due from banks on demand	1,945,918	877,636
Due from banks on time	1,178,081	1,684,631
Others	822,888	778,418
Allowance for credit losses	(4,624)	(2,295)

Sub-total	3,942,263	3,338,390

Total	11,174,806	14,815,476

(3) Details of restricted due from banks are as follows (Unit: Korean Won in millions):

Financial institution	Counterparty	December 31, 2015	Reason of restriction
Due from banks in local currency:
Due from the Bank of Korea	The Bank of Korea	6,885,516	Reserve deposits under BOK Act
Others	Samsung Investment & Securities Co., Ltd. and others	34,525	Reserve deposits of the futures, option and others

		6,920,041

Due from banks in foreign currencies:
Due from banks on demand	The Bank of Korea and others	1,944,976	Reserve deposits under BOK Act and others
Others	The People’s Bank of China and others	811,168	Reserve deposits and others

		2,756,144

		9,676,185

Financial institution	Counterparty	December 31, 2016	Reason of restriction
Due from banks in local currency:
Due from the Bank of Korea	The Bank of Korea	11,395,162	Reserve deposits under BOK Act
Others	the Korea Exchange and others	70,304	Central counter party KRW margin and others

		11,465,466

Due from banks in foreign currencies:
Due from banks on demand	The Bank of Korea and others	854,612	Reserve deposits under The BOK Act and others
Others	The People’s Bank of China and others	778,418	Reserve deposits and others

		1,633,030

		13,098,496

(4) Details of loans are as follows (Unit: Korean Won in millions):

	December 31, 2015	December 31, 2016
Loans in local currency	185,154,851	191,309,481
Loans in foreign currencies	13,104,820	14,101,839
Domestic banker’s letter of credit	4,805,433	3,754,030
Credit card accounts	6,099,219	6,673,765
Bills bought in foreign currencies	6,647,918	7,758,575
Bills bought in local currency	134,645	414,451
Factoring receivables	149,688	96,763
Advances for customers on guarantees	44,242	25,197
Privately placed bonds	330,889	328,405
Securitized loans	309,990	252,690
Call loans	2,758,156	2,985,077
Bonds purchased under resale agreements	7,583,743	8,854,753
Loan origination costs and fees	435,005	458,639
Others	45,622	251,635
Present value discount	(4,985)	(13,827)
Allowance for credit losses	(2,051,468)	(1,850,888)

Total	225,547,768	235,400,585

(5) Details of other receivables are as follows (Unit: Korean Won in millions):

	December 31, 2015	December 31, 2016
CMA accounts	213,000	190,000
Receivables	5,648,159	5,417,676
Accrued income	971,179	1,080,489
Telex and telephone subscription rights and refundable deposits	1,056,309	1,019,577
Other debtors	650,743	639,945
Allowance for credit losses	(419,902)	(171,115)

Total	8,119,488	8,176,572

(6) Changes in allowance for probable credit losses on loans and receivables are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2014
	Consumers	Corporates	Credit card	Others	Total
Beginning balance	(295,904)	(2,792,558)	(105,613)	(453,557)	(3,647,632)
Net provision(*)	(150,292)	(791,339)	(158,603)	(15,937)	(1,116,171)
Recoveries of written-off loans	(7,976)	(66,627)	(27,920)	—	(102,523)
Charge-off	115,339	1,173,434	162,691	627	1,452,091
Sales of loans and receivables	5,833	140,174	—	5,676	151,683
Unwinding effect	16,666	137,951	336	223	155,176
Others	(10,101)	70,875	(8)	92,704	153,470

Ending balance	(326,435)	(2,128,090)	(129,117)	(370,264)	(2,953,906)

	For the year ended December 31, 2015
	Consumers	Corporates	Credit card	Others	Total
Beginning balance	(326,435)	(2,128,090)	(129,117)	(370,264)	(2,953,906)
Net provision	(103,166)	(744,416)	(180,563)	(83,994)	(1,112,139)
Recoveries of written-off loans	(29,219)	(198,089)	(34,207)	—	(261,515)
Charge-off	240,541	1,139,102	198,077	592	1,578,312
Sales of loans and receivables	2,518	138,055	—	866	141,439
Unwinding effect	12,514	99,854	—	—	112,368
Others	(186)	7,390	—	10,180	17,384

Ending balance	(203,433)	(1,686,194)	(145,810)	(442,620)	(2,478,057)

	For the year ended December 31, 2016
	Consumers	Corporates	Credit card	Others	Total
Beginning balance	(203,433)	(1,686,194)	(145,810)	(442,620)	(2,478,057)
Net provision	(73,356)	(536,359)	(207,730)	(73,318)	(890,763)
Recoveries of written-off loans	(53,679)	(192,183)	(44,393)	(19,233)	(309,488)
Charge-off	155,424	722,359	242,561	236,857	1,357,201
Sales of loans and receivables	2,055	113,177	—	91,800	207,032
Unwinding effect	10,319	66,901	—	—	77,220
Others	(1,188)	13,457	—	(2,510)	9,759

Ending balance	(163,858)	(1,498,842)	(155,372)	(209,024)	(2,027,096)

(*)	The item incorporates the provisions from both of continued and discontinued operations. Refer to Note 23 for disclosure of provision recognized in continuing operations.

11.	THE FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

(1)	The fair value hierarchy

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

(2) Fair value hierarchy of financial assets and liabilities measured at fair value are as follows (Unit: Korean Won in millions):

	December 31, 2015
	Level 1(*1)	Level 2(*1)	Level 3(*2)	Total
Financial assets:
Financial assets held for trading
Deposits	24,884	—	—	24,884
Debt securities	689,600	1,927,806	—	2,617,406
Equity securities	62,945	—	—	62,945
Beneficiary certificates	—	14,017	—	14,017
Loaned securities	10,313	—	—	10,313
Derivative instrument assets	419	2,311,402	78,676	2,390,497

Sub-total	788,161	4,253,225	78,676	5,120,062

Financial assets designed at FVTPL
Debt securities	—	—	986	986
Equity securities	—	—	11,609	11,609

Sub-total	—	—	12,595	12,595

AFS financial assets
Debt securities	2,235,229	11,754,310	—	13,989,539
Equity securities	344,339	—	993,368	1,337,707
Beneficiary certificates	—	740,958	377,070	1,118,028
Loaned securities	615,570	104,440	—	720,010
Others	—	—	5,308	5,308

Sub-total	3,195,138	12,599,708	1,375,746	17,170,592

Derivative assets	—	177,155	5,973	183,128

Total	3,983,299	17,030,088	1,472,990	22,486,377

Financial liabilities:
Financial liabilities held for trading
Deposits	24,872	—	—	24,872
Derivative liabilities	136,845	2,365,375	78,607	2,580,827

Sub-total	161,717	2,365,375	78,607	2,605,699

Financial liabilities designated at FVTPL
Equity-linked securities	—	10,660	747,351	758,011
Debentures	—	96,851	—	96,851

Sub-total	—	107,511	747,351	854,862

Total	161,717	2,472,886	825,958	3,460,561

	December 31, 2016
	Level 1(*1)	Level 2(*1)	Level 3(*2)	Total
Financial assets:
Financial assets held for trading
Deposits	26,180	—	—	26,180
Debt securities	370,636	2,274,280	—	2,644,916
Equity securities	35,983	—	—	35,983
Beneficiary certificates	—	23,891	—	23,891
Loaned securities	4,459	—	—	4,459
Derivative instrument assets	3,233	2,871,909	23,153	2,898,295

Sub-total	440,491	5,170,080	23,153	5,633,724

Financial assets designed at FVTPL
Debt securities	—	—	4,348	4,348
Equity securities	—	—	12,652	12,652

Sub-total	—	—	17,000	17,000

AFS financial assets
Debt securities	2,288,917	13,759,392	—	16,048,309
Equity securities	428,678	—	1,024,935	1,453,613
Beneficiary certificates	—	2,291,571	530,511	2,822,082
Loaned securities	391,279	102,300	—	493,579

Sub-total	3,108,874	16,153,263	1,555,446	20,817,583

Derivative assets	—	140,478	99	140,577

Total	3,549,365	21,463,821	1,595,698	26,608,884

Financial liabilities:
Financial liabilities held for trading
Deposits	26,501	—	—	26,501
Derivative liabilities	1,750	2,974,703	33,524	3,009,977

Sub-total	28,251	2,974,703	33,524	3,036,478

Financial liabilities designated at FVTPL
Equity-linked securities	—	197	673,709	673,906
Debentures	—	92,974	—	92,974

Sub-total	—	93,171	673,709	766,880

Derivative liabilities	—	7,221	—	7,221

Total	28,251	3,075,095	707,233	3,810,579

(*1)	There was no transferred between level 1 and level 2 of financial assets and liabilities measured at fair value. The Group recognizes transfers between levels at the end of reporting period in which events have occurred or conditions have changed.
(*2)	Certain AFS financial assets were measured at cost as of December 31, 2015 and 2016, that are amounting to 42,451 million Won and 43,202 million Won, respectively. These unquoted equity instruments mostly represent minority investments in special purpose entity vehicles such as asset securitization structures. They are measured at cost because (a) observable inputs of financial information to measure fair value was not available to obtain, or (b) there is a significant variance in likely estimated cash flows or (c) the probabilities for the various estimated cash flows could not be measured reliably. In addition, there were no indicators of impairments in these investments and the Group has no intention to dispose these investments in the foreseeable future.

During the year, the Group disposed of certain financial assets which were carried at cost because they did not have quoted market prices in an active market and could not be reliably measured at fair value. The carrying amount and gain from disposal of these financial assets amounted to 5,417 million Won and 5,197 million Won for the year ended December 31, 2016, respectively.

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

Risk-free market rate, Forward Rate, Volatility, Foreign Exchange Rate, Stock Prices, etc.

	Fair value measurement methods	Alternative assumptions

Financial Instruments linked to stock prices or derivatives	The fair value of security linked to stock prices or derivatives is measured by the models such as DCF model, FDM, or Monte Carlo Simulation given the natures of the securities or underlying assets.	Values of underlying assets, Risk-free market rate, Market rate, Dividend and convenience yield, Correlation, Volatility, Credit spread, and Foreign Exchange rate

Debenture	The fair value is measured by discounting the projected cash flows of a debenture by applying the market discount rate that is reflecting credit rating of the Group.	Risk-free market rate, Forward rate

Valuation methods of financial assets and liabilities measured at fair value and classified into Level 3 and significant but unobservable inputs are as follows:

	Fair value measurement technique	Input variable	Range	Impact of changes in significant unobservable inputs on fair value measurement
Derivative assets	Option valuation model and others	Correlation coefficient	0.305~0.980	Volatility of fair value increases as correlation increases
		Historical volatility	19.9%~40.8%	Volatility of fair value increases as historical volatility increase
Derivative liabilities	Option valuation model and others	Correlation coefficient	0.305~0.980	Volatility of fair value increases as correlation increase
		Historical volatility	19.9%~40.8%	Volatility of fair value increase due to historical volatility increase
Equity-linked securities	Monte Carlo Simulation and others	Correlation coefficient	0.017~0.716	Fair value increases when both of historical volatility and correlation increase. When correlation decreases, despite of increase of historical volatility, the fair value decrease
		Historical volatility	10.4%~63.9%
Equity securities	External appraisal value and others	Expected growth rate	0.0%~1.0%	Fair value increases as expected growth rate increases

Fair value of financial assets and liabilities classified into level 3 is measured by the Group using its own valuation techniques or using external specialists. Unobservable inputs used in the fair value measurements are produced by the internal system of the Group and the appropriateness of inputs is reviewed regularly.

(3) Changes in financial assets and liabilities classified into level 3 are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2014
	January 1, 2014	Net Income (loss)(*1)	Other comprehensive income (loss)	Purchases/ Issuances	Disposals/ Settlements	Transfer to or from level 3(*5)	Decrease due to the spin-off or disposals	December 31, 2014
Financial assets:
Financial assets held for trading
Derivatives instruments assets	307,782	41,776	—	1,244	(108,345)	—	(193,183)	49,274
Others	6,185	(724)	—	—	(4,433)	—	(1,028)	—

Sub-total	313,967	41,052	—	1,244	(112,778)	—	(194,211)	49,274

Financial assets designed at FVTPL
Equity-linked securities	408,120	(337)	—	324,205	(82,468)	—	(643,454)	6,066
Debt securities	2,676	26	—	—	(2,702)	—	—	—
Equity securities	10,579	(12)	—	—	—	—	—	10,567

Sub-total	421,375	(323)	—	324,205	(85,170)	—	(643,454)	16,633

AFS financial assets
Debt securities(*3)	9,050	(6,048)	—	—	—	1,825	(4,827)	—
Equity securities(*4)	1,843,889	(137,631)	6,063	106,654	(114,450)	(551)	(672,056)	1,031,918
Beneficiary certificates(*3)	562,941	16,033	3,164	41,214	(66,126)	(1,935)	(199,597)	355,694
Others(*3)	102,914	(2,439)	(1,134)	12,898	—	(70,000)	(27,998)	14,241

Sub-total	2,518,794	(130,085)	8,093	160,766	(180,576)	(70,661)	(904,478)	1,401,853

Derivative assets	14,608	3,497	—	—	(6,159)	—	—	11,946

Total	3,268,744	(85,859)	8,093	486,215	(384,683)	(70,661)	(1,742,143)	1,479,706

Financial liabilities:
Financial liabilities held for trading
Derivative liabilities	253,419	6,783	4,050	4,596	(43,250)	—	(183,887)	41,711
Financial liabilities designated at FVTPL
Equity-linked securities(*5)	5,587,261	19,031	—	2,205,033	(815,356)	(88,044)	(6,545,932)	361,993

Total	5,840,680	25,814	4,050	2,209,629	(858,606)	(88,044)	(6,729,819)	403,704

	For the year ended December 31, 2015
	January 1, 2015	Net Income (loss)(*1)	Other comprehensive income (loss)	Purchases/ Issuances	Disposals/ Settlements	Transfer to or from level 3(*2)	December 31, 2015
Financial assets:
Financial assets held for trading
Derivatives instruments assets(*6)	49,274	71,703	—	(8,166)	(33,156)	(979)	78,676

Sub-total	49,274	71,703	—	(8,166)	(33,156)	(979)	78,676

Financial assets designed at FVTPL
Equity-linked securities	6,066	—	—	—	(6,066)	—	—
Debt securities	—	(14)	—	1,000	—	—	986
Equity securities	10,567	1,042	—	—	—	—	11,609

Sub-total	16,633	1,028	—	1,000	(6,066)	—	12,595

AFS financial assets
Equity securities(*4)	1,031,918	(57,373)	105,290	105,930	(100,018)	(92,379)	993,368
Beneficiary certificates	355,694	3,905	(24,846)	121,613	(79,296)	—	377,070
Others	14,241	(7,064)	1,370	—	(3,239)	—	5,308

Sub-total	1,401,853	(60,532)	81,814	227,543	(182,553)	(92,379)	1,375,746

Derivative assets	11,946	7,375	—	—	(13,348)	—	5,973

Total	1,479,706	19,574	81,814	220,377	(235,123)	(93,358)	1,472,990

Financial liabilities:
Financial liabilities held for trading
Derivative liabilities(*6)	41,711	58,565	—	4,008	(24,475)	(1,202)	78,607
Financial liabilities designated at FVTPL
Equity-linked securities(*5)	361,993	(73,533)	—	764,005	(304,917)	(197)	747,351

Total	403,704	(14,968)	—	768,013	(329,392)	(1,399)	825,958

	For the year ended December 31, 2016
	January 1, 2016	Net Income (loss)(*1)	Other comprehensive income (loss)	Purchases/ Issuances	Disposals/ Settlements	Transfer to or from level 3(*2)	December 31, 2016
Financial assets:
Financial assets held for trading
Derivative instrument assets(*7)	78,676	(29,117)	—	13,640	(39,506)	(540)	23,153

Financial assets designed at FVTPL
Debt securities	986	(161)	—	4,509	(986)	—	4,348
Equity securities	11,609	1,043	—	—	—	—	12,652

Sub-total	12,595	882	—	4,509	(986)	—	17,000

AFS financial assets
Equity securities(*4)	993,368	(6,986)	57,323	205,749	(205,348)	(19,171)	1,024,935
Beneficiary certificates	377,070	(868)	5,794	174,024	(25,509)	—	530,511
Others	5,308	594	(643)	—	(5,259)	—	—

Sub-total	1,375,746	(7,260)	62,474	379,773	(236,116)	(19,171)	1,555,446

Derivative assets	5,973	3,877	—	—	(9,751)	—	99

Total	1,472,990	(31,618)	62,474	397,922	(286,359)	(19,711)	1,595,698

Financial liabilities:
Financial liabilities held for trading
Derivative liabilities	78,607	(8,322)	—	1,155	(37,916)	—	33,524

Financial liabilities designated at FVTPL
Equity-linked securities	747,351	71,079	—	—	(144,721)	—	673,709

Total	825,958	62,757	—	1,155	(182,637)	—	707,233

(*1)	From financial assets and liabilities classified as Level 3 that the Group holds as at the end of the year, losses of 172,484 million Won, 2,854 million Won and 94,238 million Won for the year ended December 31 2014, 2015 and 2016, respectively, were recognized in net gain (loss) on financial instruments at FVTPL and net gain (loss) on AFS financial assets in the comprehensive income statements.
(*2)	The Group recognizes transfers between levels at the end of reporting period within which events have occurred or conditions have changed.
(*3)	AFS financial assets were transferred between Level 2 and Level 3 depending upon the changes in the degree of subjectivity and uncertainty used to measure fair values, such as quoted price in inactive market or values from external valuation specialists, of the AFS financial assets.
(*4)	AFS financial assets were transferred out of level 1 to level 3 upon the change of the fair value measurement method of the assets by using market the external valuation specialists from previously using quoted prices in the active market, in the opposite case, they were transferred out of level 3 to level 1.
(*5)	Since the observable market data for equity-linked securities was available, such securities were transferred out of Level 3 into Level 2.
(*6)	As the variables used for the valuation of interest rate and equity related derivatives became observable in the market, such derivatives were transferred out of Level 3 to Level 2.
(*7)	As the variables used for the valuation of currency related derivatives became observable in the market, such derivatives were transferred out of Level 3 to Level 2.

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

The following table shows the sensitivity analysis to disclose the effect of reasonably possible volatility on the fair value of a level 3 financial instruments for the years ended December 31, 2014, 2015 and 2016. (Unit: Korean Won in millions):

	For the year ended December 31, 2014
	Net income (loss)		Other comprehensive income (loss)
	Favorable	Unfavorable	Favorable	Unfavorable
Financial assets:
Financial assets held for trading
Derivatives instruments assets(*1)(*2)	14,093	(6,471)	—	—
AFS Financial Assets
Equity securities(*3)(*4)	—	—	80,085	(39,055)
Beneficiary certificates(*4)	—	—	3,430	(3,243)
Others(*5)	—	—	6,823	(2,858)

Total	14,093	(6,471)	90,338	(45,156)

Financial liabilities:
Financial liabilities held for trading
Derivative liabilities(*1)(*2)	7,939	(7,722)	—	—
Financial liabilities designated at FVTPL
Equity-linked securities(*1)	1,497	(1,483)	—	—

Total	9,436	(9,205)	—	—

	For the year ended December 31, 2015
	Net income (loss)		Other comprehensive income (loss)
	Favorable	Unfavorable	Favorable	Unfavorable
Financial assets:
Financial assets held for trading
Derivatives instruments assets(*1)(*2)	10,674	(9,729)	—	—
Financial assets designed at FVTPL
Equity securities(*6)	793	(739)	—	—
AFS Financial Assets
Equity securities(*3)(*4)	—	—	37,648	(20,869)
Beneficiary certificates(*4)	—	—	4,102	(3,875)
Others(*5)	—	—	80	(80)

Total	11,467	(10,468)	41,830	(24,824)

Financial liabilities:
Financial liabilities held for trading
Derivative liabilities(*1)(*2)	13,469	(12,281)	—	—
Financial liabilities designated at FVTPL
Equity-linked securities(*1)	2,289	(2,247)	—	—

Total	15,758	(14,528)	—	—

	For the year ended December 31, 2016
	Net income (loss)		Other comprehensive income (loss)
	Favorable	Unfavorable	Favorable	Unfavorable
Financial assets:
Financial assets held for trading
Derivatives instruments assets(*1)(*2)	861	(2,248)	—	—
Financial assets designed at FVTPL
Equity securities(*6)	707	(657)	—	—
AFS Financial Assets
Equity securities(*3)(*4)	—	—	31,412	(18,551)
Beneficiary certificates(*4)	—	—	2,903	(2,571)

Total	1,568	(2,905)	34,315	(21,122)

Financial liabilities:
Financial liabilities held for trading
Derivative liabilities(*1)(*2)	4,892	(3,568)	—	—
Financial liabilities designated at FVTPL
Equity-linked securities(*1)	905	(857)	—	—

Total	5,797	(4,425)	—	—

(*1)	Fair value changes of equity related derivatives assets and liabilities and equity-linked securities are calculated by increasing or decreasing historical volatility of the stock price and correlation, which are major unobservable variables, by 10%, respectively. In the case of interest rate related derivative assets and liabilities, fair value changes are calculated by increasing or decreasing the volatility of interest rate, which are major unobservable variables, by 10%, respectively.
(*2)	Both derivative assets and liabilities for held for trading and hedging are included.
(*3)	Fair value changes of equity securities are calculated by increasing or decreasing growth rate (0~1%) and discount rate or liquidation value (-1~1%) and discount rate. The growth rate, discount rate, and liquidation value are major unobservable variables.

(*4)	Among the equity securities, whereas the sensitivity analysis of the capital contributions and beneficiary certificates is not possible in practice, fair value changes of beneficiary certificates and other securities whose major unobservable variables are composed of the real estate are calculated by increasing or decreasing price fluctuation of real estate which is underlying assets and discount rate by 1%.
(*5)	Fair value changes of other securities are calculated by increasing or decreasing price fluctuation of trust property or real estate which is underlying assets and discount rate by 1%. The prices of trust property and real estates and discount rate are major unobservable variables.
(*6)	Fair value changes are measured by increasing or decreasing the discount rate by 10%, which is major unobservable variable, respectively.

(5) Fair value and carrying amount of financial assets and liabilities that are recorded at amortized cost are as follows (Unit: Korean Won in millions):

	As of December 31, 2015
	Fair value				Book value
	Level 1	Level 2	Level 3	Total
Financial assets:
Held-to-maturity financial assets	1,045,022	12,768,727	—	13,813,749	13,621,640
Loans and receivables	—	—	248,253,422	248,253,422	244,842,062
Financial liabilities:
Deposits due to customers	—	208,133,241	—	208,133,241	209,141,826
Borrowings	—	20,084,789	—	20,084,789	20,033,917
Debentures	—	22,288,472	—	22,288,472	21,898,859
Other financial liabilities	—	16,961,987	—	16,961,987	16,964,206

	As of December 31, 2016
	Fair value				Book value
	Level 1	Level 2	Level 3	Total
Financial assets:
Held-to-maturity financial assets	741,880	13,243,297	—	13,985,177	13,910,251
Loans and receivables	—	—	259,565,952	259,565,952	258,392,633
Financial liabilities:
Deposits due to customers	—	221,001,466	—	221,001,466	221,020,411
Borrowings	—	18,785,325	—	18,785,325	18,769,515
Debentures	—	24,004,668	—	24,004,668	23,565,449
Other financial liabilities	—	21,984,171	—	21,984,171	21,985,086

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

	Fair value measurement methods	Alternative assumptions
Debt securities	The fair value is measured by discounting the projected cash flows of debt securities by applying the market discount rate that has been applied to a proxy company that has similar credit rating to the issuers of the securities.	Risk-free market rate, Credit spread

Loans and receivables	The fair value is measured by discounting the projected cash flows of loan products by applying the market discount rate that has been applied to a proxy company that has similar credit rating to the debtor.	Risk-free market rate, Credit spread, Prepayment-rate

Deposit due to customers, Borrowings, and Debentures	The fair value is measured by discounting the projected cash flows of debt products by applying the market discount rate that is reflecting the credit rating of the Group.	Risk-free market rate, Forward rate

12. DERECOGNITION AND OFFSET OF FINANCIAL INSTRUMENTS

(1) Derecognition of financial assets

1)	The book value, fair value of, and maximum exposure to loss from the financial assets that were derecognized from the consolidated financial statements of the Group through disposals, but the Group still have continuous involvements are given as below:

2015
	As of December 31					For the year ended December 31
	Classification	Carrying amount of Continuing involvement		Fair value amount of Continuing involvement		Maximum exposure to loss	Gain(loss) recognized in the year	Accumulated Gain(loss) recognized
		Asset	Liability	Asset	Liability
Conditional disposal of loans to KAMCO(*)	Off-balance item	—	—	—	—	701	—	—

2016
	As of December 31					For the year ended December 31
	Classification	Carrying amount of Continuing involvement		Fair value amount of Continuing involvement		Maximum exposure to loss	Gain(loss) recognized in the year	Accumulated Gain(loss) recognized
		Asset	Liability	Asset	Liability
Conditional disposal of loans to KAMCO(*)	Off-balance item	—	—	—	—	701	—	—

(*)	KAMCO is still in the process of collecting cash flows related to the transferred assets and the maximum exposure to loss represents the carrying amounts of the assets at the date when they were transferred to KAMCO. Under previous K-GAAP, the Group derecognized the transferred assets although the Group retains and continues to retain substantially all such risks and rewards and according to the transition exemptions in IFRS 1 “First-time adoption of International Financial Reporting Standard”, the Group did not reassess the derecognition criteria for these transfers.

2)	Transferred financial assets that are not derecognized in their entirety

a)	Disposal of securities under repurchase agreement

The financial instruments that were disposed but the Group agreed to repurchase at the fixed amounts at the same time, so that they did not meet the conditions of derecognition, are as follows:

		December 31, 2015	December 31, 2016
Assets transferred	AFS financial assets	603,274	2,546,683
	HTM financial assets	139,340	7,133

	Total	742,614	2,553,816

Related liabilities	Bonds sold under repurchase agreements	671,629	2,004,905

b)	Loaned securities

When the Group loans its securities to outside parties, the legal ownerships of the securities are transferred, however, they should be returned at the end of lending period therefore the Group does not derecognize them from the consolidated financial statements as it owns majority of risks and benefits from the securities continuously regardless of the transfer of legal ownership.

		December 31, 2015	December 31, 2016	Loaned to
Financial assets at FVTPL	Equity securities- listed stock	10,313	4,459	Samsung Securities Co., Ltd. and others
AFS financial assets	Korean treasury and government agencies bonds	720,010	493,579	Korea Securities Depository and others

	Total	730,323	498,038

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

As at the end of reporting periods, the financial instruments to be set off and may be covered by master netting agreements and similar agreements are given as below:

	December 31, 2015
	Gross amounts of recognized financial assets	Gross amounts of recognized financial liabilities set off	Net amounts of financial assets presented	Related amounts not set off in the statement of financial position		Net amounts
				Offsetting agreement	Cash collateral received
Financial assets:
Derivative assets and others (*1)	2,573,107	8,857	2,564,250	5,615,376	53,162	1,239,821
Receivable spot exchange (*2)	4,344,109	—	4,344,109
Bonds purchased under resale agreements (*2)	7,583,743	—	7,583,743	7,583,743	—	—
Domestic exchanges receivable (*2)(*5)	29,980,302	29,467,000	513,302	—	—	513,302

Total	44,481,261	29,475,857	15,005,404	13,199,119	53,162	1,753,123

	December 31, 2015
	Gross amounts of recognized financial liabilities	Gross amounts of recognized financial assets set off	Net amounts of financial liabilities presented	Related amounts not set off in the statement of financial position		Net amounts
				Offsetting agreement	Cash collateral pledged
Financial liabilities:
Derivative liabilities and others (*1)	3,144,595	8,857	3,135,738	6,205,345	173,268	1,100,044
Payable spot exchange (*3)	4,342,919	—	4,342,919
Bonds sold under repurchase agreements (*4)	671,629	—	671,629	671,629	—	—
Domestic exchanges payable (*3)(*5)	31,493,204	29,467,000	2,026,204	2,020,717	—	5,487

Total	39,652,347	29,475,857	10,176,490	8,897,691	173,268	1,105,531

	December 31, 2016
	Gross amounts of recognized financial assets	Gross amounts of recognized financial liabilities set off	Net amounts of financial assets presented	Related amounts not set off in the statement of financial position		Net amounts
				Offsetting agreement	Cash collateral received
Financial assets:
Derivative assets and others(*1)	2,962,969	8,442	2,954,527	6,546,232	69,834	1,016,550
Receivable spot exchange(*2)	4,678,089	—	4,678,089
Bonds purchased under resale agreements(*2)	8,854,753	—	8,854,753	8,854,753	—	—
Domestic exchanges receivable(*2)(*5)	31,456,123	30,883,281	572,842	—	—	572,842

Total	47,951,934	30,891,723	17,060,211	15,400,985	69,834	1,589,392

	December 31, 2016
	Gross amounts of recognized financial liabilities	Gross amounts of recognized financial assets set off	Net amounts of financial liabilities presented	Related amounts not set off in the statement of financial position		Net amounts
				Offsetting agreement	Cash collateral pledged
Financial liabilities:
Derivative liabilities and others(*1)	3,467,374	8,442	3,458,932	6,695,062	105,270	1,341,375
Payable spot exchange(*3)	4,682,775	—	4,682,775
Bonds sold under repurchase agreements(*4)	2,004,905	—	2,004,905	2,004,905	—	—
Domestic exchanges payable(*3)(*5)	39,345,524	30,883,281	8,462,243	6,161,151	—	2,301,092

Total	49,500,578	30,891,723	18,608,855	14,861,118	105,270	3,642,467

(*1)	Others include derivatives held for trading, derivatives for hedging and equity linked securities related to derivatives.
(*2)	Items are included in loans and receivables.
(*3)	Items are included in other financial liabilities.
(*4)	Items are included in borrowings.
(*5)	Certain financial assets and liabilities are presented as offset.

13. INVESTMENTS IN JOINT VENTURES AND ASSOCIATES

(1)	Investments in joint ventures and associates accounted for using the equity method of accounting are as follows (Unit: Korean Won in millions):

		Percentage of ownership (%)		Financial statement used as of
Investors and investees	Main business	December 31, 2015	December 31, 2016
Woori Bank and Woori Private Equity Asset Management Co., Ltd.:
Woori Blackstone Korea Opportunity Private Equity Fund No.1	Finance	26.4	26.4	December 31
Woori Bank:
Kumho Tire Co., Inc.(*1)(*2)	Manufacturing	14.2	14.2	September 30(*3)
Woori Service Networks Co., Ltd.(*4)	Freight & staffing services	4.9	4.9	November 30(*3)
Korea Credit Bureau Co., Ltd.(*5)	Credit information	9.9	9.9	December 31
Korea Finance Security Co., Ltd.(*4)	Security service	15.0	15.0	November 30(*3)
United PF 1st Corporate Financial Stability(*5)	Finance	17.7	—	—
Chin Hung International Inc.(*2)	Construction	28.4	28.4	November 30(*3)
Poonglim Industrial Co., Ltd.(*6)(*12)(*15)	Construction	30.7	31.0	September 30(*3)
STX Engine Co., Ltd.(*1)(*2)	Manufacturing	29.2	29.2	September 30(*3)
Samho International Co., Ltd.(*1)(*2)	Construction	7.8	7.8	December 31
Force TEC Co., Ltd.(*6)	Freight & staffing services	34.4	34.4	—
Hana Construction Co., Ltd.(*6)(*13)	Construction	22.4	—	—
STX Corporation(*1) (*2) (*6) (*15) (*16)	Wholesale of non-Specialized Goods	15.0	9.5	September 30(*3)
Osung LST Co., Ltd.(*1)(*2)(*14)	Manufacturing	11.1	—	—
Saman Corporation(*5)	General Construction Technology Service	9.2	9.2	September 30(*3)
Dongwoo C&C Co., Ltd.(*6)	Construction	23.2	23.2	—
SJCO Co., Ltd.(*6)	Aggregate transportation and Wholesale	26.5	26.5	—
Ilyang construction Co., Ltd.(*13)	Construction	40.0	—	—
G2 Collection Co., Ltd.(*6)	Wholesale and retail sales	28.9	28.9	—
The Base Enterprise Co., Ltd.(*6)(*10)	Manufacturing	—	48.4	—
Heungjiwon Co., Ltd.(*6)(*10)	Other printing	—	27.8	—
Kyesan Engineering Co., Ltd.(*6)(*10)	Construction	—	23.2	—
Good Software Lap Co., Ltd.(*6)(*10)	Service	—	28.9	—
Wongwang Co., Ltd.(*6)(*10)	Wholesale and real estate	—	29.0	—
Sejin Construction Co., Ltd.(*6)(*9)	Construction	—	29.6	—
Deokwon Food Co., Ltd.(*6)(*10)	Poultry processing and storage	—	27.3	—
QTS Shipping Co., Ltd.(*6)(*9)	Complex transportation brokerage	—	49.4	—
DAEA SNC Co. Ltd.(*6)(*9)	Wholesale and retail sales	—	24.0	—
ARES-TECH Co. Ltd.(*6)(*9)	Electronic component manufacturing	—	23.4	—
2016KIF-IMM Woori Bank Technology Venture Fund(*11)	Other financial business	—	20.0	December 31
K BANK Co., Ltd.(*5)(*11)	Finance	—	13.0	November 30(*3)
Woori Growth Partnerships New Technology Private Equity Fund(*11)	Other financial business	—	23.1	December 31

		Percentage of ownership (%)		Financial statement used as of
Investors and investees	Main business	December 31, 2015	December 31, 2016
Woori Private Equity Fund:		—
Woori Renaissance Holdings(*7)	Other financial business	51.6	51.6	December 31
Woori Private Equity Asset Management Co., Ltd.:
Woori Columbus First PEF(*8)	Other financial business	1.9	2.0	December 31

(*1)	The Group has significant influence over these entities through its position in the creditors’ council which is the decision making body regarding to financial and operational policies of associates.
(*2)	The investments in associates that have quoted market prices are Kumho Tire Co., Ltd. (current year: KRW 8,480, prior year: KRW 6,730), Chin Hung International Inc. (current year: KRW 2,090, prior year: KRW 2,300), STX Engine Co., Ltd. (current year: KRW 6,630, prior year: KRW 6,800), Samho International Co., Ltd. (current year: KRW 16,900, prior year: KRW 15,550), STX Corporation(current year: KRW 1,660, prior year: KRW 3,435), and Osung LST Co., Ltd. (prior year: KRW 795).
(*3)	The significant transactions and events between the end of reporting period of the associates and the Group have been properly incorporated.
(*4)	Most of the significant business transactions of Woori Service Network Co., Ltd. and Korea Finance Security Co., Ltd. are with the Group.
(*5)	The Group can participate in decision-making body and exercise significant influence over Korea Credit Bureau Co., Ltd., Saman Corporation and K-Bank Co., Ltd. through business partnerships. As the Group lost significant influence over the United PF 1st Corporate Financial Stability during the year ended December 31, 2016, the entity was excluded from the investment in associates.
(*6)	The carrying value of investments in Poonglim Industrial Co., Ltd., STX Corporation, The Base Enterprise Co., Ltd., Heungjiwon Co., Ltd., Kyesan Engineering Co., Ltd, Good Software Lab Co., Ltd, Wongwang Co., Ltd, Sejin Construction Co., Ltd, Deokwon Food Co., Ltd., QTS Shipping Co., Ltd., DAEA SNC Co., Ltd., and ARES-TECH Co. Ltd. is nil as of December 31, 2016. The carrying value of investments in Hana Construction Co., is nil as of December 31, 2015. The carrying value of investments in Force TEC Co., Ltd., Dongwoo C&C Co., Ltd., SJCO Co., Ltd., G2 collection Co., Ltd. is nil as of December 31, 2015 and 2016, respectively.
(*7)	The Group owns over 50% ownership of Woori Renaissance Holdings. However, the investment in this entity was accounted for using equity method as the ownership and related contracts meet the definition of joint arrangement under IFRS 11 Joint Arrangements.
(*8)	As a general partner of Woori Columbus First PEF, the Group has significant influence over the entity’s operational and financial policy making process, including participating in making decision of dividend or other distribution. As such, the investment in this entity was accounted for using equity method as of December 31, 2015 and 2016. Meanwhile, as of December 31, 2016, the principal investments in the associates were returned and the Group has received the initial investment of 1,065 million Won, and is to maintain a 2.0% stake until its liquidation based on the resolution of special meeting of investors.
(*9)	Due to debt-equity swap which occurred during the year ended December 31, 2016, the entity is included in the associates.
(*10)	Even though the Group’s ownership ratio of the entity is more than 20%, the entity does not have significant influence over the entity due to the fact that the entity is going through workout process under receivership, and thus the entity was excluded from the investment in associates. However, as the workout was completed during the year ended December 31, 2016, the entity has been included in the investment in associates.
(*11)	Due to capital contribution and others by the Group during the year ended December 31, 2016, the entities has been included in the investment in associates.
(*12)	Due to acquisition of treasury stock of Poonglim Industrial Co., Ltd. during the year ended December 31, 2016, the percentage of ownership increased.
(*13)	As the Group sold shares during the year ended December 31, 2016, the entity was excluded from the associates.

(*14)	This entity was reclassified into assets held for sale and disposed of during the year ended December 31, 2016.
(*15)	Equity method was suspended on the investee due to accumulated loss on equity method in excess of investments in associates for the year ended December 31, 2016
(*16)	As the Group did not participate in debt-equity swap of STX Corporation which occurred during the year ended December 31, 2016 the ownership of the Group has decreased.

(2)	Changes in the carrying value of investments in joint ventures and associates accounted for using the equity method of accounting are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2014
	Acquisition cost	January 1, 2014	Share of profits (losses)	Acquisi- tion(*3)	Disposal and others	Dividends	Change in capital	Impairment	Other changes	December 31, 2014
Woori Blackstone Korea Opportunity Private Equity Fund No.1	83,011	93,714	11,969	—	(1,727)	(3,520)	—	—	—	100,436
Korea Credit Bureau	2,215	3,347	31	—	—	—	—	—	—	3,378
DKT	50,000	20,170	(595)	—	(19,575)	—	—	—	—	—
KAMCO Fifth Asset Securitization Specialty	8,736	3,827	521	—	(4,348)	—	—	—	—	—
Phoenix Digital Tech Co., Ltd.	1,872	3,688	(3,008)	—	921	—	(1,013)	(588)	—	—
Korea Finance Security Co., Ltd.	3,337	4,311	16	—	—	(55)	—	—	—	4,272
Woori Service Networks Co., Ltd.	108	136	6	—	—	(12)	—	—	—	130
Kumho Tire Co., Inc.	93,003	140,101	21,219	113,935	(50,007)	—	497	—	(916)	224,829
United PF 1st Corporate financial stability	191,617	203,730	(312)	—	—	—	—	—	—	203,418
Chin Hung International Inc.	60,275	45,900	(17,158)	—	—	—	(251)	—	—	28,491
Poonglim Industrial Co., Ltd.(*4)	13,917	3,079	(3,079)	—	—	—	—	—	—	—
STX Engine Co., Ltd.	47,008	47,008	(44,422)	—	—	—	(294)	—	—	2,292
SamHo Co., Ltd.	7,492	7,492	2,284	—	—	—	5	—	1,476	11,257
Force TEC Co., Ltd.	34	34	—	—	—	—	—	—	(34)	—
Osung LST Co., Ltd.	—	—	(3,806)	15,405	—	—	(4)	—	6,887	18,482
STX Corporation	—	—	918	47,323	(4,642)	—	(881)	(28,370)	—	14,348
Indonesia Woori Saudara Bank(*5)	—	—	160	67,431	(66,992)	(640)	41	—	—	—
Woori Renaissance Holdings	63,000	39,806	2,654	—	—	—	—	(6,441)	—	36,019
Woori Columbus First PEF	1,200	1,227	21	—	(84)	(80)	—	—	—	1,084

	626,825	617,570	(32,581)	244,094	(146,454)	(4,307)	(1,900)	(35,399)	7,413	648,436

	For the year ended December 31, 2015
	Acquisition cost	January 1, 2015	Share of profits (losses)	Acquisi- tion(*3)	Disposal and others	Dividends	Change in Capital	Impairment	Other changes	December 31, 2015
Woori Blackstone Korea Opportunity Private Equity Fund No.1	81,608	100,436	9,266	—	(37,367)	(16,291)	—	—	—	56,044
Kumho Tire Co., Inc.	175,652	224,829	(11,979)	—	—	—	1,201	—	—	214,050
Woori Service Networks Co., Ltd.	108	130	21	—	—	(12)	—	—	—	139
Korea Credit Bureau Co., Ltd.	2,215	3,378	335	1,098	—	—	480	—	—	5,291
Korea Finance Security Co., Ltd.	3,337	4,272	(425)	—	(81)	(55)	—	—	—	3,711
United PF 1st Corporate financial stability	191,617	203,418	3,350	—	(19,176)	—	—	—	—	187,592
Chin Hung International Inc.	60,275	28,491	(14,489)	29,451	—	—	482	—	—	43,936
Poonglim Industrial Co., Ltd.	13,917	—	10,643	—	—	—	(1)	(22,473)	17,144	5,313
STX Engine Co., Ltd.	47,008	2,293	(3,901)	45,030	—	—	1,823	—	6,031	51,276
Samho Co., Ltd.	7,492	11,257	3,012	—	—	—	56	—	—	14,325
STX Corporation	42,215	14,347	(10,673)	—	—	—	559	—	18	4,251
Osung LST Co., Ltd.	15,405	18,482	(4,322)	—	—	—	4	(33,839)	30,660	10,985
Saman Corporation	8,521	—	—	8,521	—	—	—	—	—	8,521
Phoenix Digital Tech Co., Ltd.	1,334	—	1,610	—	(1,610)	—	—	—	—	—
Woori Renaissance Holdings	63,000	36,019	3,518	—	—	(2,416)	—	—	—	37,121
Woori Columbus First PEF	1,200	1,084	222	—	—	—	—	—	—	1,306

Total	714,903	648,436	(13,812)	84,100	(58,234)	(18,774)	4,604	(56,312)	53,853	643,861

	For the year ended December 31, 2016
	Acquisition cost	January 1, 2016	Share of profits (losses)	Acquisi- tion(*1)	Disposal and others(*2)	Dividends	Change in Capital	Impairment	December 31, 2016
Woori Blackstone Korea Opportunity Private Equity Fund No.1	43,917	56,044	10,093	—	(37,036)	(13,812)	—	—	15,289
Kumho Tire Co., Inc.	175,652	214,050	(13,172)	—	—	—	(546)	—	200,332
Woori Service Networks Co., Ltd.	108	139	18	—	—	(12)	—	—	145
Korea Credit Bureau Co., Ltd.	3,313	5,291	436	—	—	(135)	—	—	5,592
Korea Finance Security Co., Ltd.	3,266	3,711	(281)	—	—	(54)	—	—	3,376
United PF 1st Corporate financial stability	172,441	187,592	3,265	—	(190,857)	—	—	—	—
Chin Hung International Inc.	89,725	43,936	(996)	—	—	—	92	—	43,032
Poonglim Industrial Co., Ltd.	13,916	5,313	(2,378)	—	—	—	(2,935)	—	—
STX Engine Co., Ltd.	92,038	51,276	(6,665)	—	—	—	(1,575)	—	43,036
Samho Co., Ltd.	7,492	14,325	5,392	—	—	—	12	—	19,729
STX Corporation	42,215	4,251	(4,222)	—	—	—	(29)	—	—
Osung LST Co., Ltd.	15,405	10,985	(2,903)	—	(6,909)	—	—	(1,173)	—
Saman Corporation	8,521	8,521	252	—	—	—	(74)	—	8,699
K-Growth crowd 2step Fund	800	—	(13)	800	(787)	—	—	—	—
Woori Growth Partnerships New Technology Private Equity Fund	13,602	—	(640)	13,602	—	—	156	—	13,118
2016KIF-IMM Woori Bank Technology Venture Fund	1,800	—	—	1,800	—	—	—	—	1,800
K BANK Co., Ltd.	32,500	—	(1,589)	32,500	—	—	(469)	—	30,442
Woori Renaissance Holdings	63,000	37,121	17,303	—	—	(2)	—	—	54,422
Woori Columbus First PEF	1,200	1,306	(43)	—	(1,065)	(198)	—	—	—

Total	780,911	643,861	3,857	48,702	(236,654)	(14,213)	(5,368)	(1,173)	439,012

(*1)	AFS financial assets decreased by 5,421 million Won due to transfers to investments in associates during the year ended December 31, 2016.
(*2)	The transfers from investments in associates to AFS financial assets amounted to 155,220 million Won and the transfers from investments in associates to assets held for sale amounted to 6,909 million Won during the year ended December 31, 2016.
(*3)	Investments in associates increased by 177,661 million won and 83,002 million Won due to transfers between accounts, such as loan-equity swap occurred during the year ended December 31, 2014 and 2015, respectively.
(*4)	The application of equity method was suspended and the book value was nil due to accumulation of loss deficit of the investee. The unrecognized loss on valuation of investments under equity method due to the suspension of equity method on Poonglim Industrial Co., Ltd. amounted to 10,128 million Won of the shares of loss of joint ventures and associates and 511 million Won of the accumulated other comprehensive loss in the consolidated statement of comprehensive income for the year ended December 31, 2014.
(*5)	During the year ended December 31, 2014, Indonesia Woori Bank merged with Saudara Bank, and changed its name into PT Bank Woori Saudara Indonesia 1906 Tbk. PT Bank Woori Saudara was a consolidated subsidiary as at the end of 2014, therefore was excluded from the list.

(3)	Financial information relating to investments in joint ventures and associates accounted for using the equity method of accounting is as follows (Unit: Korean Won in millions):

	December 31, 2015
	Assets	Liabilities	Operating revenue	Net income (loss)
Woori Blackstone Korea Opportunity Private Equity Fund No.1	212,171	414	49,264	35,099
Kumho Tire Co., Inc.	5,197,002	3,926,952	3,039,519	(27,893)
Woori Service Networks Co., Ltd.	4,577	1,772	14,661	824
Korea Credit Bureau Co., Ltd.	63,960	13,076	53,184	2,005
Korea Finance Security Co., Ltd.	30,195	5,457	50,932	1,890
United PF 1st Corporate Financial Stability	1,088,325	30,390	117,579	18,911
Chin Hung International Inc.	516,305	446,412	624,110	(39,936)
Poonglim Industrial Co., Ltd.	352,683	331,801	206,904	13,185
STX Engine Co., Ltd.	958,468	834,499	417,125	36,615
SamHo Co., Ltd.	709,109	526,379	892,871	39,664
STX Corporation	1,232,014	1,181,593	1,236,168	(44,404)
Osung LST Co., Ltd.	125,859	42,981	38,767	(30,108)
Saman Corporation	80,970	49,334	114,592	(116,019)
Woori Renaissance Holdings Inc.	95,421	28,218	12,013	6,813
Woori Columbus First PEF	68,466	562	12,158	11,570

	December 31, 2016
	Assets	Liabilities	Operating revenue	Net income (loss)
Woori Blackstone Korea Opportunity Private Equity Fund No.1	57,971	427	75,084	38,226
Kumho Tire Co., Inc.	5,079,740	3,914,306	2,156,667	(53,328)
Woori Service Networks Co., Ltd.	4,722	1,782	14,875	801
Korea Credit Bureau Co., Ltd.	71,245	17,322	59,868	3,517
Korea Finance Security Co., Ltd.	32,262	9,759	52,657	700
Chin Hung International Inc.	421,710	354,995	578,640	794
Poonglim Industrial Co., Ltd.	304,718	323,765	156,770	(15,135)
STX Engine Co., Ltd.	865,265	769,481	372,295	(22,978)
Samho Co., Ltd.	740,786	489,130	909,927	68,077
STX Corporation	781,622	1,087,469	1,252,968	(378,782)
Saman Corporation	83,380	47,175	72,850	2,746
Woori Growth Partnerships New Technology Private Equity Fund	57,339	493	37	(2,177)
2016KIF-IMM Woori Bank Technology Venture Fund	9,005	254	5	(250)
K BANK Co., Ltd.	239,806	5,633	2,927	(12,222)
Woori Renaissance Holdings Inc.	127,411	26,703	37,206	33,508
Woori Columbus First PEF	811	506	3,764	(450)

(4)	The entities that the Group has not applied equity method of accounting although the Group’s ownership ratio is more than 20% as of December 31, 2015 and 2016, are as follows:

	As of December 31, 2015
	Number of shares owned	Ownership (%)
Orient Shipyard Co., Ltd.(*)	465,050 shares	23.0
The Base Enterprise Co., Ltd.(*)	68,470 shares	48.4
Saenuel Co., Ltd.(*)	3,531 shares	37.4
Heungjiwon Co., Ltd.(*)	32,849 shares	27.8
E Mirae Tech Co., Ltd.(*)	7,696 shares	41.0
Jehin Trading Co., Ltd.(*)	81,610 shares	27.3
NK Eng Co., Ltd.(*)	697,033 shares	23.1
The season Co., Ltd.(*)	18,187 shares	30.1
Deokwon Food Co., Ltd.(*)	14,300 shares	27.3
Yuil PESC Co., Ltd.(*)	8,642 shares	24.0
Kyesan Engineering Co., Ltd.(*)	60,581 shares	23.2
Good Software Lab Co., Ltd.(*)	17,121 shares	28.9
DOWOO(*)	13,477 shares	41.9
Reading Doctors Co., Ltd.(*)	7,398 shares	35.4
Orient Star Logistics Co., Ltd.(*)	17,293 shares	22.3
Wongwang Co., Ltd.(*)	2,590 shares	29.0

	As of December 31, 2016
	Number of shares owned	Ownership (%)
Orient Shipyard Co., Ltd.(*)	465,050 shares	23.0
Saenuel Co., Ltd.(*)	3,531 shares	37.4
E Mirae Tech Co., Ltd.(*)	7,696 shares	41.0
Jehin Trading Co., Ltd.(*)	81,610 shares	27.3
NK Eng Co., Ltd.(*)	697,033 shares	23.1
The season Co., Ltd.(*)	18,187 shares	30.1
Yuil PESC Co., Ltd.(*)	8,642 shares	24.0
Reading Doctors Co., Ltd.(*)	7,398 shares	35.4
Youngdong Sea Food Co. Ltd.(*)	12,106 shares	24.0
Sinseong Trading Co., Ltd.(*)	2,584 shares	27.2
PREXCO Co., Ltd.(*)	919,972 shares	28.1
Hyunwoo International Co., Ltd.(*)	59,873 shares	25.9

(*)	Even though the Group’s ownership interest of the entity is more than 20%, the Group does not have significant influence over the entity since the Group cannot exercise significant influence over the entity as it is going through the workout process under receivership, and thus the entity has been excluded from the investment in associates.

(5)	As of December 31, 2014, 2015 and 2016, the reconciliations from the net assets of associates based on the ownership ratio of the Group to its corresponding book value of investment in joint ventures and associates are as follows (Unit: Korean Won in millions except for ownership):

	As of December 31, 2014
	Total net asset	Ownership (%)	Net assets of associates (or joint ventures)	cost-book value differential(*1)	Impairment	Intercompany transaction and others	Book value
Woori Blackstone Korea Opportunity Private Equity Fund No.1	379,749	26.4	100,248	—	—	188	100,436
Kumho Tire Co., Inc.(*2)	1,228,329	14.2	173,820	48,459	—	2,550	224,829
Woori Service Networks Co., Ltd.	2,625	4.9	130	—	—	—	130
Korea Credit Bureau	46,911	7.2	3,378	—	—	—	3,378
Phoenix Digital Tech Co., Ltd.	1,213	44.8	543	45	(588)	—	—
Korea Finance Security Co., Ltd.	27,882	15.3	4,272	—	—	—	4,272
United PF 1st Corporate financial stability	1,147,166	17.7	203,418	—	—	—	203,418
Chin Hung International Inc.(*2)	26,650	26.8	7,132	21,359	—	—	28,491
Poonglim Industrial Co., Ltd.(*2)	(159,358)	30.7	(48,994)	38,356	—	10,638	—
STX Engine Co., Ltd.(*2)	(93,532)	15.0	(14,029)	14,927	—	1,394	2,292
SamHo Co., Ltd.	143,599	7.8	11,257	—	—	—	11,257
STX Corporation(*2)	117,709	15.0	17,639	24,610	(28,370)	469	14,348
Osung LST Co., Ltd.(*2)	(295,129)	11.1	(32,897)	51,379	—	—	18,482
Woori Renaissance Holdings	65,069	51.6	33,576	—	(6,441)	8,884	36,019
Woori Columbus First PEF	56,334	1.9	1,082	6	—	(4)	1,084

	As of December 31, 2015
	Total net asset	Ownership (%)	Net assets of associates (or joint ventures)	cost-book value differential(*1)	Impairment	Intercompany transaction and others	Book value
Woori Blackstone Korea Opportunity Private Equity Fund No.1	211,757	26.4	55,900	—	—	144	56,044
Kumho Tire Co., Inc.(*2)	1,152,161	14.2	163,042	48,459	—	2,549	214,050
Woori Service Networks Co., Ltd.	2,805	4.9	139	—	—	—	139
Korea Credit Bureau	50,884	9.9	5,043	248	—	—	5,291
Korea Finance Security Co., Ltd.	24,738	15.0	3,711	—	—	—	3,711
United PF 1st Corporate financial stability	1,057,935	17.7	187,538	—	—	54	187,592
Chin Hung International Inc.(*2)	68,132	28.4	19,374	24,566	—	(4)	43,936
Poonglim Industrial Co., Ltd.(*2)	(58,065)	30.7	(17,837)	45,622	(22,472)	—	5,313
STX Engine Co., Ltd.(*2)	123,969	29.2	36,230	14,927	—	119	51,276
SamHo Co., Ltd.	182,730	7.8	14,325	—	—	—	14,325
STX Corporation	50,421	15.0	7,552	24,610	(28,370)	459	4,251
Osung LST Co., Ltd.	82,878	11.1	9,238	35,597	(33,839)	(11)	10,985
Saman Corporation	31,636	9.2	2,911	5,610	—	—	8,521
Woori Renaissance Holdings	67,203	51.6	34,677	—	(6,441)	8,885	37,121
Woori Columbus First PEF	67,904	1.9	1,304	6	—	(4)	1,306

	As of December 31, 2016
	Total net asset	Ownership (%)	Net assets of associates (or joint ventures)	cost-book value differential(*1)	Impairment	Intercompany transaction and others	Book Value
Woori Blackstone Korea Opportunity Private Equity Fund No.1	57,544	26.4	15,191	—	—	98	15,289
Kumho Tire Co., Inc.(*2)	1,055,219	14.2	149,324	48,459	—	2,549	200,332
Woori Service Networks Co., Ltd.	2,940	4.9	145	—	—	—	145
Korea Credit Bureau	53,923	9.9	5,344	248	—	—	5,592
Korea Finance Security Co., Ltd.	22,503	15.0	3,376	—	—	—	3,376
Chin Hung International Inc.(*2)	65,387	28.4	18,593	24,565	—	(126)	43,032
Poonglim Industrial Co., Ltd.(*2)	(111,156)	31.0	(34,463)	54,149	(21,062)	1,376	—
STX Engine Co., Ltd.	95,784	29.2	28,002	14,954	—	80	43,036
SamHo Co., Ltd.	251,656	7.8	19,729	—	—	—	19,729
STX Corporation(*2)	(250,018)	9.5	(23,633)	24,614	(27,904)	26,923	—
Saman Corporation	36,205	9.2	3,326	5,373	—	—	8,699
Woori Growth Partnerships New Technology Private Equity Fund	56,846	23.1	13,118	—	—	—	13,118
2016KIF-IMM Woori Bank Technology Venture Fund	8,751	20.0	1,750	—	—	50	1,800
K BANK Co., Ltd.	234,173	13.0	30,442	—	—	—	30,442
Woori Renaissance Holdings	100,708	51.6	51,965	—	(6,441)	8,898	54,422
Woori Columbus First PEF	305	2.0	6	—	—	(6)	—

(*1)	It is attributed as the difference between the acquisition cost and the corresponding net asset when the Group acquired the associates.
(*2)	The net asset amount is after considering preferred stocks and others.

14.	INVESTMENT PROPERTIES

(1)	Investment properties are as follows (Unit: Korean Won in millions):

	December 31, 2015	December 31, 2016
Acquisition cost	376,192	387,675
Accumulated depreciation	(24,696)	(29,178)

Net carrying value	351,496	358,497

(2)	Changes in investment properties are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2014	For the year ended December 31, 2015	For the year ended December 31, 2016
Beginning balance	340,620	357,550	351,496
Acquisition	—	—	4,428
Depreciation	(3,859)	(3,806)	(3,762)
Transfer	21,760	(2,297)	6,314
Foreign currencies translation adjustments	31	49	21
Others	(1,002)	—	—

Ending balance	357,550	351,496	358,497

(3)	Fair value of investment properties is amounting to 371,890 million Won and 382,370 million Won as of December 31, 2015 and 2016, respectively. The fair value of investment property, based on the assessment that was independently performed by external appraisal agencies, is classified as level 3 on the fair value hierarchy as of December 31, 2015 and 2016.

(4)	Rental fee earned from investment properties is amounting to 5,311 million Won, 5,629 million Won and 5,027 million Won for the years ended December 31, 2014, 2015 and 2016, respectively.

15.	PREMISES AND EQUIPMENT

(1)	Premises and equipment are as follows (Unit: Korean Won in millions):

	December 31, 2015
	Land	Building	Properties for business use	Structures in leased office	Construction in progress	Structures	Total
Acquisition cost	1,493,628	843,343	965,820	405,801	522	20	3,709,134
Accumulated depreciation	—	(139,326)	(772,529)	(326,057)	—	(16)	(1,237,928)

Net carrying value	1,493,628	704,017	193,291	79,744	522	4	2,471,206

	December 31, 2016
	Land	Building	Properties for business use	Structures in leased office	Construction in progress	Structures	Total
Acquisition cost	1,488,745	855,332	1,010,141	424,562	18,717	20	3,797,517
Accumulated depreciation	—	(163,633)	(820,239)	(355,604)	—	(16)	(1,339,492)

Net carrying value	1,488,745	691,699	189,902	68,958	18,717	4	2,458,025

(2)	Changes in premises and equipment are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2014
	Land	Building	Properties for business use	Structures in leased office	Construction in progress	Structures	Total
Beginning balance	1,516,364	703,930	255,682	60,429	31	5	2,536,441
Acquisition	1,206	24,950	70,622	30,183	818	—	127,779
Disposal	(4)	—	(31,245)	(1,195)	(314)	—	(32,758)
Depreciation	—	(23,390)	(88,873)	(26,423)	—	—	(138,686)
Classified to assets held for sale	(2,019)	(4,819)	(66)	—	—	—	(6,904)
Foreign currencies translation adjustment	46	39	197	410	(439)	—	253
Acquisition through business combination	10,719	9,880	3,081	196	6	—	23,882
Transfer	(11,614)	(10,146)	—	—	—	—	(21,760)
Others	—	6,080	190	6,585	—	—	12,855

Ending balance	1,514,698	706,524	209,588	70,185	102	5	2,501,102

	For the year ended December 31, 2015
	Land	Building	Properties for business use	Structures in leased office	Construction in progress	Structures	Total
Beginning balance	1,514,698	706,524	209,588	70,185	102	5	2,501,102
Acquisition	2,628	21,127	69,230	35,304	757	—	129,046
Disposal	(10,780)	(648)	(847)	(2,000)	(313)	—	(14,588)
Depreciation	—	(24,846)	(85,279)	(36,740)	—	(1)	(146,866)
Classified to assets held for sale	(5,109)	(8,348)	—	—	—	—	(13,457)
Foreign currencies translation adjustment	(328)	(333)	265	515	(19)	—	100
Transfer	(7,481)	9,778	—	—	—	—	2,297
Others	—	763	334	12,480	(5)	—	13,572

Ending balance	1,493,628	704,017	193,291	79,744	522	4	2,471,206

	For the year ended December 31, 2016
	Land	Building	Properties for business use	Structures in leased office	Construction in progress	Structures	Total
Beginning balance	1,493,628	704,017	193,291	79,744	522	4	2,471,206
Acquisition	—	15,939	74,336	19,615	21,231	—	131,121
Disposal	(30)	(1,474)	(233)	(2,623)	(102)	—	(4,462)
Depreciation	—	(24,887)	(82,445)	(48,587)	—	—	(155,919)
Classified to assets held for sale	(4,063)	(251)	—	—	—	—	(4,314)
Foreign currencies translation adjustment	625	516	307	376	153	—	1,977
Acquisition through business combination	—	—	209	442	—	—	651
Transfer	(1,415)	(1,557)	—	—	(3,087)	—	(6,059)
Others	—	(604)	4,437	19,991	—	—	23,824

Ending balance	1,488,745	691,699	189,902	68,958	18,717	4	2,458,025

16. INTANGIBLE ASSETS AND GOODWILL

(1)	Intangible assets are as follows (Unit: Korean Won in millions):

	December 31, 2015
	Goodwill	Software	Industrial property rights	Development cost	Others	Membership deposit	Total
Acquisition cost	103,525	170,709	651	193,020	605,821	30,024	1,103,750
Accumulated depreciation	—	(132,538)	(307)	(141,663)	(400,714)	—	(675,222)
Accumulated impairment losses	—	—	—	—	(3,338)	(5,384)	(8,722)

Net carrying value	103,525	38,171	344	51,357	201,769	24,640	419,806

	December 31, 2016
	Goodwill	Software	Industrial property rights	Development cost	Others	Membership deposit	Total
Acquisition cost	124,803	185,202	714	299,031	622,540	26,884	1,259,174
Accumulated depreciation	—	(149,725)	(401)	(160,335)	(458,088)	—	(768,549)
Accumulated impairment losses	—	—	—	—	(88)	(6,798)	(6,886)

Net carrying value	124,803	35,477	313	138,696	164,364	20,086	483,739

(2)	Changes in intangible assets are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2014
	Goodwill	Software	Industrial property rights	Development cost	Others	Membership deposit	Total
Beginning balance	—	55,298	287	90,429	101,600	21,312	268,926
Acquisition	1,418	20,418	101	29,990	17,809	1,925	71,661
Disposal	—	(10,839)	—	(36,092)	(38,564)	(114)	(85,609)
Amortization	—	(16,923)	(72)	(21,167)	(47,051)	—	(85,213)
Impairment loss	—	—	—	—	127	(1,900)	(1,773)
Foreign currencies translation adjustment	63	—	—	1	9	80	153
Others	—	—	12	(6,848)	1,158	2,591	(3,087)
Classified into disposal group held for sale	—	(133)	—	(976)	—	—	(1,109)
Acquisition through business combination	106,060	—	—	—	25,719	—	131,779

Ending balance	107,541	47,821	328	55,337	60,807	23,894	295,728

	For the year ended December 31, 2015
	Goodwill	Software	Industrial property rights	Development cost	Others	Membership deposit	Total
Beginning balance	107,541	47,821	328	55,337	60,807	23,894	295,728
Acquisition	—	7,347	96	16,751	196,139	2,510	222,843
Disposal	—	(189)	—	(1,500)	(12)	—	(1,701)
Amortization	—	(16,809)	(81)	(19,233)	(53,969)	—	(90,092)
Impairment loss	—	—	—	—	(9)	(1,911)	(1,920)
Foreign currencies translation adjustment	(4,016)	1	1	2	(476)	147	(4,341)
Others	—	—	—	—	(711)	—	(711)

Ending balance	103,525	38,171	344	51,357	201,769	24,640	419,806

	For the year ended December 31, 2016
	Goodwill	Software	Industrial property rights	Development cost	Others	Membership deposit	Total
Beginning balance	103,525	38,171	344	51,357	201,769	24,640	419,806
Acquisition	—	8,708	64	92,969	30,842	2,306	134,889
Disposal	—	—	—	—	(23)	(3,785)	(3,808)
Amortization	—	(15,795)	(95)	(18,657)	(57,803)	—	(92,350)
Impairment loss	—	—	—	—	3,230	(1,585)	1,645
Foreign currencies translation adjustment	7,338	16	—	—	853	50	8,257
Acquisition through business combination	7,857	162	—	—	—	43	8,062
Others	6,083	4,215	—	13,027	(14,504)	(1,583)	7,238

Ending balance	124,803	35,477	313	138,696	164,364	20,086	483,739

17. ASSETS HELD FOR SALE

Assets held for sale are as follows (Unit: Korean Won in millions):

	December 31, 2015	December 31, 2016
Premises and equipment	17,904	2,342

18. ASSETS SUBJECT TO LIEN AND ASSETS ACQUIRED THROUGH FORECLOSURES

(1)	Assets subjected to lien are as follows (Unit: Korean Won in millions):

		December 31, 2015
		Collateral given to	Amount	Reason for collateral
Loan and receivables	Due from banks in local currency	Samsung Securities and others	30,438	Margin deposit for futures and options and others
	Due from banks in foreign currencies	Korea Investment & Securities and others	452,860	Foreign margin deposit for future or option and others
Financial assets at FVTPL	Industrial and financial debt securities and others	Yuanta Securities and others	220,897	Substitute securities and others
AFS financial assets	Korean treasury and government agencies bonds	Banco Bilbao Vizcaya Argentaria	603,274	Related to bonds sold under repurchase agreements(*)
	Financial institutions debt securities and others	The BOK and others	3,595,581	Settlement risk and others
HTM financial assets	Korean treasury and government agencies bonds	Nomura Securities and others	139,340	Related to bonds sold under repurchase agreements(*)
	Korean treasury and government agencies bonds and others	The BOK and others	4,657,667	Settlement risk and others
Lands and buildings		Credit Counselling & Recovery Service and others	6,468	Leasehold rights and others

		Total	9,706,525

		December 31, 2016
		Collateral given to	Amount	Reason for collateral
Loan and receivables	Due from banks in local currency	Samsung Securities and others	24,589	Margin deposit for futures and options and others
	Due from banks in foreign currencies	Korea Investment & Securities and others	227,249	Foreign margin deposit for future or option and others
Financial assets at FVTPL	Industrial and financial debt securities and others	Yuanta Securities and others	473,476	Substitute securities and others
AFS financial assets	Korean treasury and government agencies bonds	Korea Securities Depository and others	2,546,683	Related to bonds sold under repurchase agreements(*)
	Financial institutions debt securities and others	The BOK and others	836,522	Settlement risk and others
HTM financial assets	Korean treasury and government agencies bonds	Korea Securities Depository and others	7,133	Related to bonds sold under repurchase agreements(*)
	Korean treasury and government agencies bonds and others	The BOK and others	6,185,295	Settlement risk and others
Lands and buildings		Credit Counselling & Recovery Service and others	6,310	Leasehold rights and others

		Total	10,307,257

(*)	The Group enters into the repurchase agreements at predetermined price or original sale price added with certain rate of return after the disposal of securities. In this regards, the securities are provided as collaterals, and the purchasers are eligible to dispose or provide them as collateral. Therefore, as such securities have been transferred but have not been derecognized, the Group recognizes the relevant amount as liability (bond sold under repurchase agreements).

(2)	The carrying amounts of buildings acquired through foreclosure are as follow (Unit: Korean Won in millions):

	December 31, 2015	December 31, 2016
Land	28	4,138
Building	596	1,852
Properties for business use	—	202

Total	624	6,192

(3)	Loaned securities are as follows (Unit: Korean Won in millions):

		December 31, 2015	December 31, 2016	Loaned to
Financial assets at FVTPL	Equity securities-listed stock	10,313	4,459	Samsung Securities Co., Ltd. and others
AFS financial assets	Korean treasury and government agencies bonds	720,010	493,579	Korea Securities Depository and others

Total		730,323	498,038

Loaned securities are lending of specific securities to borrowers who agree to return the same quantity of the same security at the end of lending period. As the Group does not derecognize these securities, there are no liabilities related to loaned securities.

(4)	Collaterals held that can be disposed and re-collateralized regardless of defaults of counterparties

Fair values of collaterals held can be disposed and re-subjected to lien regardless of defaults of counterparties as of December 31, 2015 and 2016 are as follows (Unit: Korean Won in millions):

	December 31, 2015
	Fair values of collaterals	Fair values of collaterals were disposed or re-subjected to lien
Securities	7,661,656	—

	December 31, 2016
	Fair values of collaterals	Fair values of collaterals were disposed or re-subjected to lien
Securities	8,746,101	—

19. OTHER ASSETS

Other assets are as follows (Unit: Korean Won in millions):

	December 31, 2015	December 31, 2016
Prepaid expenses	124,080	111,445
Advance payments	1,008	1,944
Non-operative assets	624	6,192
Others	17,574	9,265

Total	143,286	128,846

20. FINANCIAL LIABILITY AT FVTPL

(1)	Financial liabilities at FVTPL are as follows (Unit: Korean Won in millions):

	December 31, 2015	December 31, 2016
Financial liabilities held for trading	2,605,699	3,036,478
Financial liabilities designated at FVTPL	854,862	766,880

Total	3,460,561	3,803,358

(2)	Financial liabilities held for trading are as follows (Unit: Korean Won in millions):

	December 31, 2015	December 31, 2016
Deposits due to Customers:
Gold banking liabilities	24,872	26,501
Derivative liabilities	2,580,827	3,009,977

Total	2,605,699	3,036,478

(3)	Financial liabilities designated at FVTPL are as follows (Unit: Korean Won in millions):

	December 31, 2015	December 31, 2016
Equity linked securities index:
Equity linked securities index in short position	758,011	673,906
Debentures:
Debentures in local currency	96,851	92,974

Total	854,862	766,880

(4)	Credit risk adjustments to financial liabilities designated at FVTPL are as follows (Unit: Korean Won in millions):

	December 31, 2014	December 31, 2015	December 31, 2016
Financial liabilities designated at FVTPL subject to credit risk adjustments	521,572	854,862	766,880
Credit risk adjustments	(2,612)	(542)	(819)
Accumulated changes in credit risk adjustments	(45,561)	(15,016)	(15,790)

Credit risk adjustments are applied to reflect the Group’s own credit risk when measuring the fair value of derivative liabilities. The methodology to determine the adjustment incorporates the Group’s credit spread as observed through credit ratings.

(5)	The differences between financial liabilities at FVTPL’s carrying amount and nominal amount at maturity are as follows (Unit: Korean Won in millions):

	December 31, 2015	December 31, 2016
Carrying amount	854,862	766,880
Nominal amount at maturity	1,086,365	902,375

Difference	(231,503)	(135,495)

21. DEPOSITS DUE TO CUSTOMERS

Deposits sorted by interest type are as follows (Unit: Korean Won in millions):

	December 31, 2015	December 31, 2016
Deposits in local currency
Demand deposits	9,728,839	9,491,680
Time deposits	175,598,522	183,723,369
Mutual funds	40,888	37,128
Deposits on notes payables	687,579	943,446
Deposits on CMA	235,089	203,013
Certificate of deposits	2,435,087	3,836,430
Other deposits	1,304,348	1,360,176

Sub-total	190,030,352	199,595,242

Deposits in foreign currencies	19,129,214	21,453,096
Present value discount	(17,740)	(27,927)

Total	209,141,826	221,020,411

22. BORROWINGS AND DEBENTURES

(1)	Borrowings are as follows (Unit: Korean Won in millions):

	December 31, 2015
	Lenders	Interest rate (%)	Amount
Borrowings in local currency:
Borrowings from the Bank of Korea	The Bank of Korea	0.5 ~ 0.8	1,475,991
Borrowings from government funds	Small and Medium Business Corporation and others	0.0 ~ 3.5	1,535,953
Others	The Korea Development Bank and others	0.0 ~ 4.9	4,508,662

Sub-total			7,520,606

Borrowings in foreign currencies:
Borrowings in foreign currencies	The Export-Import Bank of Korea and others	0.0 ~ 4.6	9,733,694
Offshore borrowings in foreign currencies	Zuercher Kantonalbank and others	0.3 ~ 0.9	32,947

Sub-total			9,766,641

Bills sold	Others	0.0 ~ 2.6	37,501
Call money	Banks and others	0.0 ~ 5.2	2,039,051
Bonds sold under repurchase agreements	Other financial institutions	0.8 ~ 4.5	671,629
Present value discount			(1,511)

Total			20,033,917

	December 31, 2016
	Lenders	Interest rate (%)	Amount
Borrowings in local currency:
Borrowings from the Bank of Korea	The Bank of Korea	0.5 ~ 0.8	1,598,553
Borrowings from government funds	Small and Medium Business Corporation and others	0.0 ~ 3.5	1,534,807
Others	Seoul Metropolitan Government and others	0.0 ~ 3.8	3,922,878

Sub-total			7,056,238

Borrowings in foreign currencies:
Borrowings in foreign currencies	The Export-Import Bank of Korea and others	0.0 ~ 5.2	7,737,237
Offshore borrowings in foreign currencies	Wells Fargo	1.4	18,128

Sub-total			7,755,365

Bills sold	Others	0.0 ~ 1.6	26,895
Call money	Banks and others	0.0 ~ 5.1	1,926,779
Bonds sold under repurchase agreements	Other financial institutions	0.0 ~ 4.5	2,004,905
Present value discount			(667)

Total			18,769,515

(2)	Debentures are as follows (Unit: Korean Won in millions):

	December 31, 2015		December 31, 2016
	Interest rate (%)	Amount	Interest rate (%)	Amount
Face value of bond(*)
Ordinary bonds	0.2 ~ 12.0	16,868,054	1.5 ~ 11.8	18,268,403
Subordinated bonds	3.4 ~ 13.0	5,055,311	3.0 ~ 12.6	5,327,335
Other bonds	17.0	4,006	17.0	4,006

Sub-total		21,927,371		23,599,744

Discounts on bond		(28,512)		(34,295)

Total		21,898,859		23,565,449

(*)	Included debentures under fair value hedge relationships are 3,148,073 million Won 3,610,193 million Won as of December 31, 2015 and 2016, respectively.

23. PROVISIONS

(1)	Provisions are as follows (Unit: Korean Won in millions):

	December 31, 2015	December 31, 2016
Asset retirement obligation	39,121	58,076
Provision for guarantee(*1)	364,141	238,117
Provision for loan commitments	85,313	87,909
Provisions for customer reward credits	5,445	22,093
Other provisions(*2)	22,581	22,282

Total	516,601	428,477

(*1)	Provision for guarantee includes provision for financial guarantee of 77,322 million Won and 67,557 million Won as of December 31, 2015 and 2016, respectively.
(*2)	Other provisions consist of provision for litigation, provision for loss recovery, and others.

(2)	Changes in provisions except for asset retirement obligation are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2014
	Provision for guarantees	Provision for loan commitments	Provisions for customer reward credits	Other provisions	Total
Beginning balance	501,948	123,930	6,441	28,967	661,286
Provisions provided	46,191	2,613	12,507	41,963	103,274
Provisions used and others	(38,402)	30	(13,400)	(26,208)	(77,980)
Reversal of unused amount	(31,877)	(36,158)	—	—	(68,035)
Others	31,460	34	—	12,237	43,731

Ending balance	509,320	90,449	5,548	56,959	662,276

	For the year ended December 31, 2015
	Provision for guarantees	Provision for loan commitments	Provisions for customer reward credits	Other provisions	Total
Beginning balance	509,320	90,449	5,548	56,959	662,276
Provisions provided	19,714	9,801	16,301	51,997	97,813
Provisions used and others	(25,262)	41	(16,404)	(86,308)	(127,933)
Reversal of unused amount	(160,032)	(14,976)	—	(43)	(175,051)
Others	20,401	(2)	—	(24)	20,375

Ending balance	364,141	85,313	5,445	22,581	477,480

	For the year ended December 31, 2016
	Provision for guarantees	Provision for loan commitments	Provisions for customer reward credits	Other provisions	Total
Beginning balance	364,141	85,313	5,445	22,581	477,480
Provisions provided	4,281	8,502	23,525	8,034	44,342
Provisions used and others	(80,017)	22	(8,158)	(11,323)	(99,476)
Reversal of unused amount	(64,061)	(5,409)	—	—	(69,470)
Foreign currencies translation adjustments	—	—	—	2,990	2,990
Transfer(*)	—	—	503	—	503
Others	13,773	(519)	778	—	14,032

Ending balance	238,117	87,909	22,093	22,282	370,401

(*)	According to contracts with the third parties, Group ultimately will be reimbursed for which it has paid out on behalf of customers, which has incurred through their customer loyalty programs. Therefore, when such obligation incurs, the Group recognizes it as “transfer”, but there is no impact on the Group’s expense.

(3)	Changes in asset retirement obligation are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2014	For the year ended December 31, 2015	For the year ended December 31, 2016
Beginning balance	23,513	29,733	39,121
Provisions provided	932	1,742	2,034
Provisions used	(746)	(1,316)	(1,279)
Depreciation	519	394	464
Reversal of unused amount	(143)	(179)	(1)
Increase in restoration costs and others	5,658	8,747	17,737

Ending balance	29,733	39,121	58,076

24. NET DEFINED BENEFIT LIABILITY (ASSET)

The characteristics of the Group’s defined benefit retirement pension plans characteristics are as follows:

Employees and directors with one or more years of service are entitled to receive a payment upon retirement of their employment, based on their length of service and rate of pay at the time of retirement. The assets of the plans are measured at their fair value at the end of reporting date. The plan liabilities are measured using the projected unit method, which takes account of projected earnings increases, using actuarial assumptions that give the best estimate of the future cash flows that will arise under the plan liabilities.

Most of Defined Benefit Retirement Pension Plans are from local subsidiaries in South Korea. The Group is exposed to various risks through defined benefit retirement pension plan, and the most significant risks are as follows:

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

Risk of Inflation

Defined benefit obligations are correlated to the inflation rate; the higher the inflation rate is, the more the liabilities are recognized mainly due to the fact that inflation rate would result in increase of employee salary growth rate. As a result, a deficit may occur in the plan. However, the plan assets are less impacted since the plan assets consist of mainly debt securities with fixed rates and of equity instruments.

(1)	The net defined benefit liability(asset) is as follows (Unit: Korean Won in millions):

	December 31, 2015	December 31, 2016
Defined benefit obligation	901,219	984,381
Fair value of plan assets	(801,528)	(990,653)

Net defined benefit liability(asset)	99,691	(6,272)

The details of the net defined benefit liability (asset) per major subsidiaries as of December 31, 2016 is as follows:

	Woori Bank Co, Ltd.	Woori Card	Woori FIS	Others	Total
Net Defined Benefit Asset	70,938				70,938
Net Defined Benefit Liability(*)		470	19,693	1,390	21,553

(*)	This number is before adjusting for internal transaction. As most entities other than Woori Bank Co, Ltd, deposit their plan asset to Woori Bank, adjusting internal transaction, the Group’s plan asset should be decreased by 43,113 million Won.

(2)	Changes in the carrying value of defined benefit obligation are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2014	For the year ended December 31, 2015	For the year ended December 31, 2016
Beginning balance	509,849	683,961	901,219
Current service cost	118,651	132,710	153,660
Interest cost	20,016	21,377	24,326
Remeasurements	72,990	97,730	(52,402)
Foreign currencies translation adjustments	(133)	(8)	80
Retirement benefit paid	(32,422)	(26,516)	(34,346)
Curtailment or settlement	(5,570)	(8,231)	(9,536)
Others	580	196	1,380

Ending balance	683,961	901,219	984,381

(3)	Changes in the plan assets are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2014	For the year ended December 31, 2015	For the year ended December 31, 2016
Beginning balance	438,247	608,370	801,528
Interest income	20,804	21,965	25,038
Remeasurements	(5,504)	(5,444)	(7,304)
Employer’s contributions	184,141	229,069	226,752
Retirement benefit paid	(22,849)	(22,860)	(33,341)
Settlement	(5,525)	(8,240)	(9,198)
Others	(944)	(21,332)	(12,822)

Ending balance	608,370	801,528	990,653

(4)	Plan assets wholly consist of time deposits as of December 31, 2015 and 2016, respectively. Among plan assets, realized returns on plan assets amount to 15,300 million Won, 16,521 million Won, and 17,734 million Won for the years ended December 31, 2014, 2015 and 2016, respectively.

(5)	The various plans are funded, with the relevant employers being responsible for their management. The Bank is responsible for around 93.9% and 93.4% of the Group’s defined benefit obligation as of December 31, 2015 and 2016, respectively, and expects to make contributions to the plans amounting to 131,248 million Won during the year ended December 31, 2017. The expected contribution is calculated by actuaries based on prudent assessments of the amounts needed to fund the plans in accordance with local regulations.

(6)	The analysis for the maturity, which is not discounted, of the defined benefit obligation of the Bank based on current wages is as following(Unit: Korean Won in millions):

	December 31, 2015	December 31, 2016
Less than 1 year	38,322	48,132
1 year ~ less than 2 years	97,422	60,316
2 years ~ less than 5 years	134,835	159,238
5 years ~ less than 10 years	186,996	214,650
More than 10 years	388,012	436,417

As of December 31, 2016, the estimated average period until the commencement of payment is around 12.5 years.

(7)	Current service cost, net interest expense (income), past service cost, loss (gain) on the curtailment or settlement, and loss (gain) due to remeasurements recognized in the consolidated statements of net income and total comprehensive income are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2014	For the year ended December 31, 2015	For the year ended December 31, 2016
Current service cost	118,651	132,710	153,660
Net interest expense	(788)	(588)	(712)
Gain (loss) on the curtailment or settlement	(45)	9	(339)

Cost recognized in net income	117,818	132,131	152,609
Remeasurements	78,494	103,174	(45,098)

Cost recognized in total comprehensive income	196,312	235,305	107,511

Retirement benefit service costs related to defined contribution plans are recognized million Won, 3,543 million Won, 3,623 million Won and 3,747 million Won for the years ended December 31, 2014, 2015 and 2016, respectively.

(8)	Key actuarial assumptions used in defined benefit liability assessment are as follows:

	December 31, 2014	December 31, 2015	December 31, 2016
Discount rate	3.29%	2.83%	2.85%
Future wage growth rate	5.74%	6.35%	6.05%
Retirement rate	Experience rate for each employment classification	Experience rate for each employment classification	Experience rate for each employment classification
Mortality rate	Issued by Korea Insurance Development Institute	Issued by Korea Insurance Development Institute	Issued by Korea Insurance Development Institute

(9)	The sensitivity to actuarial assumptions used in the assessment of defined benefit obligation is as follows (Unit: Korean Won in millions):

		Change of defined benefit obligation as of
		December 31, 2015	December 31, 2016
Discount rate	Increase by 1% point	(101,026)	(107,203)
	Decrease by 1% point	118,879	125,395
Future wage growth rate	Increase by 1% point	117,975	124,766
	Decrease by 1% point	(101,900)	(108,344)

25. OTHER FINANCIAL LIABILITIES AND OTHER LIABILITIES

Other financial liabilities and other liabilities are as follows (Unit: Korean Won in millions):

	December 31, 2015	December 31, 2016
Other financial liabilities:
Account payables	5,586,031	5,626,661
Accrued expenses	1,901,204	2,055,936
Borrowings from trust accounts	4,476,396	3,329,683
Agency business revenue	415,776	331,159
Foreign exchange payables	708,267	702,968
Domestic exchange payables	2,082,472	8,480,765
Other miscellaneous financial liabilities	1,795,256	1,458,747
Present value discount	(1,196)	(833)

Sub-total	16,964,206	21,985,086

Other liabilities:
Unearned Income	171,649	171,050
Other miscellaneous liabilities	133,525	128,326

Sub-total	305,174	299,376

Total	17,269,380	22,284,462

26. DERIVATIVES

(1)	Derivative assets and derivative liabilities are as follows (Unit: Korean Won in millions):

	December 31, 2015
		Assets		Liabilities
	Notional amount	For hedging	For trading	For trading
Interest rate:
Interest rate swap	111,633,234	180,378	923,712	959,347
Long interest rate option	881,679	—	13,961	—
Short interest rate option	1,086,679	—	—	15,164
Currency:
Currency futures	423,877	—	—	—
Currency forward	56,298,910	—	759,838	475,646
Currency swap	27,070,835	—	617,777	949,921
Long currency option	1,657,911	—	63,498	—
Short currency option	1,366,459	—	—	13,530
Stock:
Stock futures	169,785	—	—	—
Stock swap	10,000	—	—	6
Long index option	682,358	2,750	444	—
Short index option	2,410,815	—	—	155,386
Others:
Other futures	1,100	—	—	—
Other forward	125	—	—	39
Other swap	78,882	—	5,363	4,781
Long other option	41,097	—	5,904	—
Short other option	142,259	—	—	7,007

Total	203,956,005	183,128	2,390,497	2,580,827

	December 31, 2016
		Assets		Liabilities
	Notional amount	For hedging	For trading	For hedging	For trading
Interest rate:
Interest rate futures	54,785	—	—	—	—
Interest rate swap	118,582,511	139,832	470,057	7,013	509,686
Long interest rate option	860,000	—	21,172	—	—
Short interest rate option	1,035,000	—	—	—	21,863
Currency:
Currency futures	493,733	—	—	—	—
Currency forward	62,539,094	—	1,265,852	—	1,015,380
Currency swap	39,782,049	—	1,022,969	—	1,221,959
Long currency option	1,120,949	—	42,126	—	—
Short currency option	907,211	—	—	—	8,589
Stock:
Stock futures	926,392	—	—	—	—
Stock swap	15,000	—	92	—	88
Long index option	3,007,969	745	73,261	—	—
Short index option	4,460,233	—	—	208	228,900
Others:
Other futures	5,105	—	—	—	—
Other swap	7,918	—	2,645	—	2,331
Long other option	8,307	—	121	—	—
Short other option	64,352	—	—	—	1,181

Total	233,870,608	140,577	2,898,295	7,221	3,009,977

Derivatives held for trading purpose are classified into financial assets or liabilities at FVTPL (see Notes 7 and 20) and derivatives for hedging are stated as a separate line item in the consolidated statements of financial position.

(2)	Gains or losses from valuation of financial instruments under hedge accounting are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2014	For the year ended December 31, 2015	For the year ended December 31, 2016
Gains or losses from hedged items	(64,158)	(31,297)	98,827
Gains or losses from hedging instruments	63,442	38,021	(98,851)

27. DEFERRED DAY 1 PROFIT OR LOSS

Changes in details of deferred day 1 profits or losses are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2014	For the year ended December 31, 2015	For the year ended December 31, 2016
Beginning balance	6,256	13,499	28,008
Acquisitions	13,367	26,762	1,337
Amounts recognized in profits or losses	(6,124)	(12,253)	(15,923)

Ending balance	13,499	28,008	13,422

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

28. CAPITAL STOCK AND CAPITAL SURPLUS

(1)	The number of authorized shares and others are as follows:

	December 31, 2015	December 31, 2016
Authorized shares of common stock	5,000,000,000 Shares	5,000,000,000 Shares
Par value	5,000 Won	5,000 Won
Issued shares of common stock	676,000,000 Shares	676,000,000 Shares
Capital stock	3,381,392 million Won	3,381,392 million Won

(2)	Changes in numbers of issued shares of common stock are as follows (Unit: Shares):

	December 31, 2014	December 31, 2015	December 31, 2016
Beginning balance	806,015,340	676,278,371	676,000,000
Changes due to the Merger(*)	(129,736,969)	—	—
Retirement of treasury stock	—	(278,371)	—

Ending balance	676,278,371	676,000,000	676,000,000

(*)	Pursuant to the demerger plan, Kyongnam Bank and Kwangju Bank inherited the common stock amounted to 648,885 million Won from Woori Finance Holdings on May 1, 2014.

(3)	Details of capital surplus are as follows (Unit: Korean Won in millions):

	December 31, 2015	December 31, 2016
Capital in excess of par value	269,533	269,533
Other capital surplus	24,726	16,798

Total	294,259	286,331

29. HYBRID SECURITIES

The bond-type hybrid securities classified as owner’s equity are as follows (Unit: Korean Won in millions):

	Issuance date	Maturity	Interest rate (%)	December 31, 2015	December 31, 2016
Securities in local currency	June 20, 2008	June 20, 2038	7.7	255,000	255,000
	November 22, 2011	November 22, 2041	5.9	310,000	—
	March 8, 2012	March 8, 2042	5.8	190,000	190,000
	April 25, 2013	April 25, 2043	4.4	500,000	500,000
	November 13, 2013	November 13, 2043	5.7	200,000	200,000
	December 12, 2014	December 12, 2044	5.2	160,000	160,000
	June 3, 2015	June 3, 2045	4.4	240,000	240,000
Securities in foreign currency	May 2, 2007	May 2, 2037	6.2	930,900	930,900
	June 10, 2015	June 10, 2045	5.0	559,650	559,650
	September 27, 2016	September 27, 2046	4.5	—	553,450
Issuance cost				(11,548)	(14,104)

Total				3,334,002	3,574,896

With respect to the hybrid securities issued, the contractual agreements allow the Group to indefinitely extend the maturity date and defer the payment of interest. If the Group makes a resolution not to pay dividends on common stock, the Group may be exonerated from interest payment on the hybrid securities.

Certain portion of hybrid securities was repaid during 2016 with the Group’s intention of finding sources of lower funding costs and sustaining sound BIS ratio. The hybrid securities were repaid at their far value.

30. OTHER EQUITY

(1)	Details of other equity are as follows (Unit: Korean Won in millions):

	December 31, 2015	December 31, 2016
Other comprehensive income:
Gain on valuation of AFS financial assets	374,685	386,981
Share of other comprehensive income of joint ventures and associates	6,074	(1,863)
Loss on foreign currencies translation for foreign operations	(70,789)	(48,353)
Remeasurement of the net defined benefit liability	(197,579)	(163,397)
Cash flow hedges	(10,371)	—

Sub-total	102,020	173,368

Treasury shares	(34,113)	(34,113)
Other capital adjustments	(1,615,210)	(1,607,280)

Total	(1,547,303)	(1,468,025)

(2)	Changes in the accumulated other comprehensive income are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2014
	Beginning balance(*1)	Increase (decrease) on valuation(*2)	Reclassification(*2)	Income tax effect	Changes due to the Spin-off	Ending balance
Gain (loss) on valuation of available-for-sale financial assets	279,398	354,856	(241,216)	(27,102)	(64,942)	300,994
Share of other comprehensive income (loss) of joint ventures and associates	5,753	(3,464)	(244)	734	—	2,779
Gain (loss) on foreign currency translation of foreign operations	(136,576)	2,186	37,094	(10,425)	—	(107,721)
Remeasurement of the net defined benefit liability	(68,408)	(81,476)	(900)	18,950	12,459	(119,375)
Cash flow hedges	7,928	(6,844)	(13,671)	2,296	(80)	(10,371)

Total	88,095	265,258	(218,937)	(15,547)	(52,563)	66,306

	For the year ended December 31, 2015
	Beginning balance	Increase (decrease) on valuation(*2)	Reclassification(*2)	Income tax effect	Ending balance
Gain (loss) on valuation of available-for-sale financial assets	300,994	190,842	(101,439)	(15,712)	374,685
Share of other comprehensive income (loss) of joint ventures and associates	2,779	4,409	—	(1,114)	6,074
Gain (loss) on foreign currency translation of foreign operations	(107,721)	49,421	—	(12,489)	(70,789)
Remeasurement of the net defined benefit liability	(119,375)	(102,467)	—	24,263	(197,579)
Cash flow hedges	(10,371)	—	—	—	(10,371)

Total	66,306	142,205	(101,439)	(5,052)	102,020

	For the year ended December 31, 2016
	Beginning balance	Increase (decrease) on valuation	Reclassification(*2)	Income tax effect	Ending balance
Gain (loss) on valuation of available-for-sale financial assets	374,685	114,617	(101,647)	(674)	386,981
Share of other comprehensive income (loss) of joint ventures and associates	6,074	(9,274)	—	1,337	(1,863)
Gain (loss) on foreign currency translation of foreign operations	(70,789)	30,368	—	(7,932)	(48,353)
Remeasurement of the net defined benefit liability	(197,579)	45,096	—	(10,914)	(163,397)
Cash flow hedges	(10,371)	10,371	—	—	—

Total	102,020	191,178	(101,647)	(18,183)	173,368

(*1)	The accumulated other comprehensive income as of January 1, 2014 included the amounts classified as the disposal group held for sale and the disposal group held for distribution to owners as of December 31, 2013.
(*2)	For the change in gain (loss) on valuation of AFS financial assets, “reclassification” is disposal or recognition of impairment losses on AFS financial assets.

31. RETAINED EARNINGS

(1)	Details of retained earnings are as follows (Unit: Korean Won in millions):

		December 31, 2015	December 31, 2016
Legal reserve	Legal reserve	1,528,754	1,622,754
	Other legal reserve	43,132	44,634

	Sub-total	1,571,886	1,667,388

Voluntary reserve	Business rationalization reserve	8,000	8,000
	Reserve for financial structure improvement	235,400	235,400
	Additional reserve	7,249,104	7,073,104
	Regulatory reserve for credit loss	1,756,142	2,255,252
	Revaluation reserve	760,366	753,908
	Other voluntary reserve	11,700	11,700

	Sub-total	10,020,712	10,337,364

Retained earnings before appropriation		2,133,524	2,606,814

	Total	13,726,122	14,611,566

i.	Legal reserve

In accordance with the Banking Act, legal reserve are appropriated at least one tenth of the earnings after tax on every dividend declaration, not exceeding the paid in capital. This reserve may not be used other than for offsetting a deficit or transferring to capital.

ii.	Other legal reserve

Other legal reserves are appropriated in the branches located in Japan, Vietnam and Bangladesh according to the banking laws of Japan, Vietnam and Bangladesh, respectively, and may be used to offset any deficit incurred in those branches.

iii.	Business rationalization reserve

Pursuant to the Restriction of Special Taxation Act, the Group was previously required to appropriate, as a reserve for business rationalization, amounts equal to tax reductions arising from tax exemptions and tax credits up to December 31, 2001. The requirement was no longer effective from 2002.

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

In accordance with Article 29 of the Regulation on Supervision of Banking Business (“RSBB”), if provisions for credit losses under IFRS for the accounting purpose are lower than provisions under RSBB, the Group discloses such shortfall amount as regulatory reserve for credit loss.

vii.	Revaluation reserve

Revaluation reserve is the amount of limited dividends set by the board of directors to be the recognized as complementary capital when the gain or loss occurred in the property revaluation by adopting IFRS.

(2)	Changes in retained earnings are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2014	2015	2016
Beginning balance	13,112,690	14,165,358	13,726,122
Net income attributable to owners	1,213,980	1,059,157	1,261,266
Changes due to the Spin-off	(110,405)	—	—
Dividends on common stock	—	(504,952)	(168,317)
Dividends on hybrid securities	(50,129)	(183,320)	(206,515)
Appreciation of merger losses	—	(806,640)	—
Repayment of hybrid securities	—		(990)
Retirement of treasury stock	—	(3,481)	—
Others	(778)	—	—

Ending balance	14,165,358	13,726,122	14,611,566

32. REGULATORY RESERVE FOR CREDIT LOSS

In accordance with Paragraph 1 and 2 of Article 29 of the Regulation on Supervision of Banking Business (“RSBB”), if the estimated provisions for credit loss under IFRS for the accounting purpose are lower than those in accordance with the provisions under the RSBB, the Group shall disclose the difference as the planned regulatory reserve for credit loss.

(1)	Balance of the planned regulatory reserve for credit loss is as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2015	2016
Beginning balance	1,756,142	2,255,252
Planned reversal of regulatory reserve for credit loss	499,110	182,939

Ending balance	2,255,252	2,438,191

(2)	Planned reserves provided, adjusted net income after the planned reserves provided and adjusted earnings per share after the planned reserves provided are as follows (Unit: Korean Won in millions, except for earnings per share amount):

	For the years ended December 31
	2014(*)	2015	2016
Net income	1,207,969	1,075,392	1,277,533
Provision (reversal) of regulatory reserve for credit loss	(44,245)	499,110	182,939
Adjusted net income after the provision (reversal) of regulatory reserve	1,252,214	576,282	1,094,594
Adjusted EPS after the provision (reversal) of regulatory reserve (Unit: Korean Won)	1,512	584	1,320

(*)	The amounts are calculated using the balance of regulatory reserve for credit loss of Woori Finance Holdings as of January 1, 2014. If it was calculated using the balance of Woori Bank, the required provision of regulatory reserve for credit loss, the adjusted net income after provision of regulatory reserve, and the adjusted EPS after the provision of regulatory reserve would have amounted to 505,805 million Won, 702,164 million Won, and 746 Won, respectively.

33. DIVIDENDS

The Group’s dividends for the year ended December 31, 2015 and 2016 are 250 Won and 400 Won per share, respectively, and the total dividend amount to 168,317 million Won and 269,308 million Won, respectively. The Group paid out 168,317 million Won (250 Won per share) as an interim dividend during the year ended December 31, 2015. Meanwhile, the dividend for 2016 will be approved in the Shareholders’ meeting, which is scheduled on 24 March 2017.

34. NET INTEREST INCOME

(1)	Interest income recognized is as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2014	2015	2016
Financial assets at FVTPL	70,653	63,143	63,408
AFS financial assets	359,986	389,443	339,518
HTM financial assets	441,626	418,065	360,054
Loans and receivables:
Interest on due from banks	104,633	81,117	75,021
Interest on loans	8,183,844	7,700,475	7,635,791
Interest of other receivables	50,498	45,992	38,520

Sub-total	8,338,975	7,827,584	7,749,332

Total	9,211,240	8,698,235	8,512,312

(2)	Interest expense recognized is as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2014	2015	2016
Interest on deposits due to customers	3,450,786	2,888,529	2,547,142
Interest on borrowings	251,804	216,743	215,240
Interest on debentures	885,365	707,772	619,255
Interest expense on others	130,267	123,291	111,131

Total	4,718,222	3,936,335	3,492,768

35. NET FEES AND COMMISSIONS INCOME

(1)	Fees and commissions income recognized is as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2014	2015	2016
Banking fees(*)	641,332	676,114	660,556
Guarantee fees	75,997	78,922	66,549
Fees from project financing	12,717	15,521	20,213
Credit card fees	746,811	852,250	954,502
Brokerage fees	61,472	67,692	70,928
Others	59,686	66,841	92,722

Total	1,598,015	1,757,340	1,865,470

(*)	Banking fees include agency commission, fees income from electronic finance, fees income related to loan, fees for import letter of credit dealing, commission received on foreign exchange and others.

(2)	Fees and commissions expense incurred is as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2014	2015	2016
Fees paid	115,480	133,909	162,170
Credit card commissions	555,496	643,524	760,913
Brokerage commissions	168	615	739
Others	9,856	2,496	4,517

Total	681,000	780,544	928,339

36. DIVIDEND INCOME

Dividend income recognized is as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2014	2015	2016
Dividend from financial assets at FVTPL	3,178	1,217	996
Dividend from AFS financial assets	93,634	101,706	183,514

Total	96,812	102,923	184,510

37. GAINS (LOSSES) ON FINANCIAL ASSETS AT FVTPL

(1)	Details of gains or losses related to financial assets at FVTPL are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2014	2015	2016
Gains on financial assets held for trading	161,851	171,137	185,786
Gains (losses) of financial assets designated at FVTPL	28,061	69,205	(71,399)

Total	189,912	240,342	114,387

(2)	Gains (losses) on financial assets held for trading are as follows (Unit: Korean Won in millions):

			For the years ended December 31
			2014	2015	2016
Financial Assets at FVTPL	Securities	Gain on valuation	27,122	7,735	9,323
		Gain on disposals	37,158	32,780	24,509
		Loss on valuation	(19,441)	(13,663)	(12,681)
		Loss on disposals	(45,201)	(22,771)	(11,524)

		Sub-total	(362)	4,081	9,627

	Other financial assets	Gain on valuation	3,878	10,195	13,628
		Gain on disposals	763	442	2,404
		Loss on valuation	(4,315)	(10,189)	(14,033)
		Loss on disposals	(509)	(208)	(1,644)

		Sub-total	(183)	240	355

	Total		(545)	4,321	9,982

Derivatives (for trading)	Interest rates derivatives	Gain on transactions and valuation	1,220,496	1,240,353	1,423,606
		Loss on transactions and valuation	(1,261,289)	(1,251,673)	(1,401,582)

		Sub-total	(40,793)	(11,320)	22,024

	Currencies derivatives	Gain on transactions and valuation	2,681,812	4,241,317	5,804,420
		Loss on transactions and valuation	(2,499,395)	(3,987,856)	(5,683,357)

		Sub-total	182,417	253,461	121,063

	Equity derivatives	Gain on transactions and valuation	61,840	92,400	293,657
		Loss on transactions and valuation	(40,342)	(166,528)	(259,280)

		Sub-total	21,498	(74,128)	34,377

	Other derivatives	Gain on transactions and valuation	50,883	54,322	50,139
		Loss on transactions and valuation	(51,609)	(55,519)	(51,799)

		Sub-total	(726)	(1,197)	(1,660)

	Total		162,396	166,816	175,804

	Total		161,851	171,137	185,786

(3)	Gains (losses) on financial assets designated at FVTPL are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2014	2015	2016
Gain (loss) on equity-linked securities:
Gain (loss) on disposals of equity-linked securities	7,575	(22,363)	(24,165)
Gain (loss) on valuation of equity-linked securities	9,709	89,863	(52,007)

Sub-total	17,284	67,500	(76,172)

Gain (loss) on other financial instruments:
Gain (loss) on disposals of other financial instruments	(123)	(62)	14
Gain on valuation of other financial instruments	43	1,027	882

Sub-total	(80)	965	896

Gain on other financial instruments:
Gain on valuation of other financial instruments	10,857	740	3,877

Total	28,061	69,205	(71,399)

38. NET LOSSES ON AFS FINANCIAL ASSETS

Gains (losses) on AFS financial are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2014	2015	2016
Gains on redemption of securities	90	1,089	721
Gains on transaction of securities	171,747	130,457	47,985
Impairment losses on securities	(240,761)	(134,827)	(49,741)

Total	(68,924)	(3,281)	(1,035)

39. IMPAIRMENT LOSSES DUE TO CREDIT LOSS

Impairment losses on loans and receivables, guarantees and loan commitment recognized for credit loss are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2014	2015	2016
Provision due to credit loss	(1,116,171)	(1,112,139)	(890,763)
Reversal of provision on/(provision for) guarantees	(14,314)	140,318	59,780
Reversal of provision on/(provision for) loan commitment	33,545	5,175	(3,093)

Total	(1,096,940)	(966,646)	(834,076)

40.	GENERAL, ADMINISTRATIVE, AND OTHER NET OPERATING INCOMES (EXPENSES)

(1)	Administrative expenses recognized are as follows (Unit: Korean Won in millions):

			For the years ended December 31
			2014	2015	2016
Employee benefits	Short term	Salaries	1,196,332	1,262,786	1,323,007
	employee benefits	Others	360,158	381,283	466,585
	Retirement benefit service costs(*)		121,361	135,754	156,356
	Termination		70,459	73,119	179,286

	Sub-total		1,748,310	1,852,942	2,125,234

Depreciation and amortization			223,899	236,958	248,269
Other general and administrative expenses	Rent		266,369	295,871	311,992
	Taxes and dues		101,753	103,580	102,531
	Service charges		215,448	233,860	244,543
	IT expenses		106,386	100,026	83,978
	Telephone and communication expenses		58,102	60,880	63,699
	Operating promotion expenses		44,382	46,638	48,115
	Advertising		51,944	58,914	76,153
	Printing		10,712	10,249	9,502
	Traveling expenses		7,702	9,601	11,681
	Supplies		6,908	6,822	6,827
	Insurance premium		5,899	7,236	8,092
	Reimbursement		18,937	23,779	26,846
	Maintenance		14,050	14,565	16,470
	Water, light and heating		15,163	15,205	15,006
	Vehicle maintenance		10,860	10,400	9,987
	Others		52,095	62,861	69,551

	Sub-total		986,710	1,060,487	1,104,973

	Total		2,958,919	3,150,387	3,478,476

(*)	This includes the amount the Group paid for the Defined Contribution type pension plan of 3,474 million Won in addition to the expenses related to the Defined Benefit type pension plan of 152,609. For the details, please see Note 24 (7).

(2)	Other operating incomes recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2014	2015	2016
Gains on transaction of foreign exchange	1,883,808	3,352,318	4,791,772
Gains on disposal of loans and receivables	132,846	186,939	204,239
Gains on transactions of derivatives	84,533	59,003	130
Gains on fair value hedged items	23,318	25,235	99,302
Others(*)	132,666	158,806	112,079

Total	2,257,171	3,782,301	5,207,522

(*)	Others include such incomes amounting to 102,541 million Won, 137,187 million Won and 74,700 million Won for the year ended December, 2014, 2015 and 2016, respectively, that the Group recognized for it is to receive from other creditor financial institutions in accordance with the creditor financial institutions committee agreement.

(3)	Other operating expenses recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2014	2015	2016
Losses on transaction of foreign exchange	1,902,316	3,429,638	4,706,055
KDIC deposit insurance fees	259,140	266,031	298,804
Contribution to miscellaneous funds	338,386	343,703	295,601
Losses on disposal of loans and receivables	30,480	43,266	4,265
Losses related to derivatives	21,091	20,982	98,981
Losses on fair value hedged items	87,476	56,532	475
Others(*)	292,548	232,210	171,120

Total	2,931,437	4,392,362	5,575,301

(*)	Others include such expenses amounting to 218,072 million Won, 154,897 million Won and 109,063 million Won for the year ended December 31, 2014, 2015 and 2016, respectively, that the Group recognized for it is to carry out a payment to other creditor financial institutions in accordance with the creditor financial institutions committee agreement.

41.	OTHER NET NON-OPERATING INCOME

(1)	Details of gain or loss on valuation of investments in joint ventures and associates are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2014	2015	2016
Gain on valuation	37,427	41,363	36,757
Loss on valuation	(70,008)	(55,176)	(55,091)
Impairment loss	(35,399)	(56,311)	(1,173)

Total	(67,980)	(70,124)	(19,507)

(2)	Other non-operating incomes and expenses recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2014	2015	2016
Other non-operating incomes	134,355	272,610	132,272
Other non-operating expenses	(129,688)	(102,126)	(133,582)

Total	4,667	170,484	(1,310)

(3)	Other non-operating incomes recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2014	2015	2016
Rental fee income	8,058	8,225	7,291
Gains on disposal of investment in joint ventures and associates	31,414	61,653	23,457
Gains on disposal of premises and equipment and other assets	1,398	6,814	1,885
Reversal of impairment loss on premises and equipment and other assets	533	539	3,581
Others(*)	92,952	195,379	96,058

Total	134,355	272,610	132,272

(*)	Others include the receipt of guaranteed payment, which was amounting to 132,784 million Won, during the year ended December 31, 2015 that the Group received in accordance with the final irrevocable verdict for the payment of commitment (Note 44).

(4)	Other non-operating expenses recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2014	2015	2016
Depreciation on investment properties	4,016	3,806	3,762
Interest expenses of rent leasehold deposits	1,026	688	496
Losses on disposal of investment in joint ventures and associates	1,765	10	15,060
Losses on disposal of premises and equipment and other assets	1,709	2,707	9,718
Impairment losses on premises and equipment and other assets	2,226	2,990	1,936
Donation	52,770	46,266	43,939
Others	66,176	45,659	58,671

Total	129,688	102,126	133,582

42. INCOME TAX EXPENSE

(1)	Income tax expenses are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2014	2015	2016
Current tax expense
Current tax expense in respect of the current year	514,819	362,552	332,996
Adjustments recognized in the current period in relation to the current tax of prior periods	(3,750)	(27,038)	(22,138)

Sub-total	511,069	335,514	310,858

Deferred tax expense
Deferred tax expense (benefit) relating to the origination and reversal of temporary differences	(665,974)	44,884	(18,766)
Less: Deferred tax charged directly to other comprehensive income	8,923	(3,844)	(16,236)

Sub-total	(657,051)	41,040	(35,002)

Income tax expense (benefit)	(145,980)	376,554	275,856

Income tax expense for continuing operations	288,195	376,554	275,856
Income tax benefit for discontinued operations	(434,175)	—	—

(2)	Income tax expense (benefit) can be reconciled to net income (loss) before income tax expense as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2014	2015	2016
Net income before income tax expense	1,061,988	1,451,946	1,553,389
Income from continuing operations before income tax	834,395	1,451,946	1,553,389
Income from discontinued operations before income tax	227,593	—	—
Tax calculated at statutory tax rate(*1)	256,540	350,909	375,458
Adjustments
Effect of income that is exempt from taxation	(45,528)	(56,247)	(75,166)
Effect of expense that is not deductible in determining taxable profit	342,057	50,152	13,664
Net taxable differences due to investments in subsidiaries(*2)	(606,908)	—	—
Adjustments recognized in the current period in relation to the current tax of prior periods	(3,750)	(27,038)	(22,138)
Others	(88,391)	58,778	(15,962)

Sub-total	(402,520)	25,645	(99,602)

Income tax expense (benefit)	(145,980)	376,554	275,856

Income tax expense for continuing operations	288,195	376,554	275,856
Income tax benefit for discontinued operations	(434,175)	—	—
Effective tax rate
Effective tax rate for continuing operations	34.54%	25.93%	17.76%

(*1)	Applicable income tax rate; 1) 11% for below 200 million Won, 2) 22% for from 200 million Won to 20 billion Won, 3) 24.2% for above 20 billion Won.
(*2)	Woori Finance Holdings Co., Ltd. was exempted from payment of sales tax in relation with the spin-off of Kyongnam Bank Co., Ltd. and Kwangju Bank Co., Ltd. in accordance with the Restriction of Special Taxation Act as amended on March 14, 2014. Thus, the related deferred tax liabilities were reversed.

(3)	Deferred tax assets and liabilities are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2014
	Beginning balance (*)	Spin-off	Recognized as income (loss)	Recognized as other comprehensive income (loss)	Ending balance
Gain (loss) on financial assets at FVTPL	232,727	—	190,183	—	422,910
Gain (loss) on available-for-sale financial assets	(76,852)	—	(6,293)	(22,411)	(105,556)
Gain (loss) on valuation using the equity method of accounting	121,906	—	(101,725)	975	21,156
Gain (loss) on valuation of derivatives	(37,264)	—	(11,174)	—	(48,438)
Accrued income	(65,697)	—	(9,397)	—	(75,094)
Allowance for loan loss	(69,615)	—	10,187	—	(59,428)
Loan and receivables written off	10,195	—	(3,274)	—	6,921
Loan origination costs and fees	(71,812)	—	(16,664)	—	(88,476)
Defined benefit liability	107,498	—	24,898	19,270	151,666
Deposits with employee retirement insurance trust	(99,906)	—	(35,573)	5	(135,474)
Provision for guarantee	91,404	—	(6,874)	—	84,530
Other provision	38,795	—	(1,766)	—	37,029
Others	(75,228)	(3,757)	115,766	(12,426)	24,355

Disposal group held for sale/ held for distribution to owners	(542,643)	10,376	508,757	23,510	—

Net deferred tax assets	(436,492)	6,619	657,051	8,923	236,101

	For the year ended December 31, 2015
	Beginning balance (*)	Recognized as income (loss)	Recognized as other comprehensive income (loss)	Ending balance
Gain (loss) on financial assets at FVTPL	422,910	22,819	—	445,729
Gain (loss) on available-for-sale financial assets	(105,556)	94	(16,074)	(121,536)
Gain (loss) on valuation using the equity method of accounting	21,156	(14,936)	(1,114)	5,106
Gain (loss) on valuation of derivatives	(43,438)	8,664	—	(39,774)
Accrued income	(75,094)	(7,054)	—	(82,148)
Allowance for loan loss	(59,428)	8,924	—	(50,504)
Loan and receivables written off	6,921	47,304	—	54,225
Loan origination costs and fees	(88,476)	(15,436)	—	(103,912)
Defined benefit liability	151,666	26,912	24,845	203,423
Deposits with employee retirement insurance trust	(135,474)	(51,570)	—	(187,044)
Provision for guarantee	84,530	(15,305)	—	69,225
Other provision	37,029	(9,131)	—	27,898
Others	24,355	(42,324)	(11,501)	(29,470)

Net deferred tax assets	236,101	(41,039)	(3,844)	191,218

	For the year ended December 31, 2016
	Beginning balance	Recognized as income (loss)	Recognized as other comprehensive income (loss)	Ending balance
Gain on financial assets at FVTPL	445,729	(18,524)	—	427,205
Gain (loss) on AFS financial assets	(121,536)	57	(666)	(122,145)
Gain (loss) on valuation using the equity method of accounting	5,106	26,500	1,337	32,943
Gain (loss) on valuation of derivatives	(39,774)	(4,079)	—	(43,853)
Accrued income	(82,148)	12,188	—	(69,960)
Provision for loan losses	(50,504)	3,693	—	(46,811)
Loan and receivables written off	54,225	(310)	—	53,915
Loan origination costs and fees	(103,912)	(4,190)	—	(108,102)
Defined benefit liability	203,423	32,536	(10,914)	225,045
Deposits with employee retirement insurance trust	(187,044)	(39,277)	—	(226,321)
Provision for guarantee	69,225	(28,087)	—	41,138
Other provision	27,898	4,494	—	32,392
Others	(29,470)	50,001	(5,993)	14,538

Net deferred tax assets	191,218	35,002	(16,236)	209,984

(*)	The beginning balance incorporates the deferred tax assets (liabilities) from subsidiaries that were reclassified into disposal group held for sale and disposal groups held for distribution to owners.

(4)	Unrecognized temporary differences are as follows (Unit: Korean Won in millions):

	December 31, 2015	December 31, 2016
Deductible temporary differences	224,452	224,452
Unused tax losses	233,687	192,138
Taxable temporary differences	(740,860)	(868,541)

Total	(282,721)	(451,951)

(5)	Deferred tax charged directly to other comprehensive income is as follows (Unit: Korean Won in millions):

	December 31, 2015	December 31, 2016
Loss on available-for-sale financial assets	(112,495)	(113,161)
Share of other comprehensive loss of jointly controlled entities and associates	(387)	950
Gain on foreign currency translation of foreign operations	22,923	16,930
Remeasurements	62,575	51,661

Total	(27,384)	(43,620)

(6)	Current tax assets and liabilities are as follows (Unit: Korean Won in millions):

	December 31, 2015	December 31, 2016
Current tax assets	6,782	6,229
Current tax liabilities	108,943	171,192

(7)	Deferred tax assets and liabilities are as follows (Unit: Korean Won in millions):

	December 31, 2015	December 31, 2016
Deferred tax assets	210,597	232,007
Deferred tax liabilities	19,379	22,023

Net deferred tax assets	191,218	209,984

43.	EARNINGS PER SHARE (“EPS”)

Basic EPS is calculated by dividing net income by weighted average number of common shares outstanding (Unit: Korean Won in millions except for EPS and number of shares):

	For the years ended December 31
	2014	2015	2016
Net income attributable to common shareholders	1,213,980	1,059,157	1,261,266
Dividends to hybrid securities	(50,129)	(183,320)	(206,515)
Net income attributable to common shareholders	1,163,851	875,837	1,054,751
Net income from continuing operations	385,160	875,837	1,054,751
Net income from discontinued operations	778,691	—	—
Weighted average number of common shares outstanding	718 million shares	673 million shares	673 million shares
Basic Earnings Per Share	1,621	1,301	1,567
Basic Earnings Per Share for continuing operations	536	1,301	1,567
Basic Earnings Per Share for discontinued operations	1,085	—	—

Diluted EPS is equal to basic EPS because there is no dilution effect for the year ended December 31, 2014, 2015, and 2016.

44.	CONTINGENT LIABILITIES AND COMMITMENTS

(1)	Details of guarantees are as follow (Unit: Korean Won in millions):

	December 31, 2015	December 31, 2016
Confirmed guarantees
Guarantee for loans	108,176	79,566
Acceptances	618,365	504,354
Letters of guarantees	100,084	97,606
Other confirmed guarantees	8,242,622	7,588,661

Total	9,069,247	8,270,187

Unconfirmed guarantees
Local letter of credit	422,812	397,588
Letter of credit	4,258,672	3,844,345
Other unconfirmed guarantees	1,949,571	859,768

Total	6,631,055	5,101,701

CP purchase commitments and others	1,615,141	1,389,896

(2)	Details of loan commitments and others are as follow (Unit: Korean Won in millions):

	December 31, 2015	December 31, 2016
Loan commitments	88,211,580	83,795,496
Other commitments	5,371,320	4,840,593

(3)	Litigation case

1) The Group had filed lawsuits as follows (Unit: Korean Won in millions except for number of cases):

	December 31, 2015		December 31, 2016
	As plaintiff	As defendant	As plaintiff	As defendant
Number of cases	130 cases	269 cases	88 cases	175 cases
Amount of litigation	350,899	190,219	308,848	246,465
Allowance for litigations		4,872		5,946

2) The Group (Woori Bank), along with other 13 financial institutions including the Seoul Guarantee Insurance, filed a lawsuit against Samsung Group and its associates as a defendant in respect to the return of the fund that was guaranteed for the filing of court administration of Samsung Motors. With respect to the lawsuit, on January 29, 2015, the Supreme Court of Korea made the final judgment that the defendant should pay the guaranteed funds to the Group and other financial institutions. The Group recognized 132,784 million Won, as a gain for the year ended December 31, 2015, in accordance with IAS 37 – Provisions, Contingent liabilities and Contingent assets.

(4)	Other

The Group operates Korean Won currency settlement service as for commercial trade settlements between Korea and Iran. In accordance with the submission request of information from U.S. prosecutors (U.S. Federal Prosecutors and Prosecutors of the New York State), the Group is currently performing its own internal investigation to confirm if the Group is meeting the requirements on sanction of U.S. Government in respect of its service operation. As at the end of December 31, 2016, the Group believes that it cannot reasonably estimate impacts from the possible results of such internal investigation.

45.	RELATED PARTY TRANSACTIONS

Related parties of the Group and assets and liabilities recognized and major transactions with the related parties during the current and prior periods are as follows:

(1)	Related parties

Related parties
Corporation that have significant influence over the group(*)	KDIC

Joint ventures	Woori Renaissance Holdings

Associates

Kumho Tires Co., Inc., Woori Blackstone Korea Opportunity Private Equity Fund No.1, Korea Woori Service Networks Co., Ltd., Korea Credit Bureau Co., Ltd., Korea Finance Security Co., Ltd., Chin Hung International Inc.,

Poonglim Industrial Co., Ltd., STX Engine Co., Ltd., Samho International Co., Ltd., Force TEC Co., Ltd., STX Corporation, Woori Columbus 1st Private Equity Fund, 2016KIF-IMM Woori Bank Technology Venture Fund, K BANK Co., Ltd., and Others (Dongwoo C & C Co., Ltd. and other 14 associates)

(*)	During the year ended December 31, 2016, KDIC sold portion of its ownership interests in the Group, and became the investor with significant influence over the Group.

(2)	Assets and liabilities from transactions with related parties are as follows (Unit: Korean Won in millions):

Related party		A title of account	December 31, 2015	December 31, 2016
Corporation that have significant influence over the group	KDIC	Loans	30	9
		Other assets	510,193	270,041
		Deposits due to customers	930,231	1,894,631
		Other liabilities	9,812	15,568

Joint ventures	Woori Renaissance Holdings	Other assets	2,416	—

Associates	Kumho Tires Co., Ltd.	Loans	280,333	299,523
		Allowance for credit loss	(553)	(715)
		Deposits due to customers	67,815	45,957
		Other liabilities	116	50

	Woori Blackstone Korea Opportunity Private Equity Fund No.1	Other assets	175	34
		Other liabilities	934	306

	Woori Service Networks Co., Ltd.	Loans	27	29
		Deposits due to customers	3,821	2,572
		Other liabilities	381	393

	Korea Credit Bureau Co., Ltd.	Loans	7	2
		Deposits due to customers	9,038	5,069
		Other liabilities	54	40

	Korea Finance Security Co., Ltd.	Loans	51	55
		Deposits due to customers	1,468	2,801
		Other liabilities	7	6

	United PF 1st Corporate Financial Stability(*1)	Deposits due to customers	20	—

	Chin Hung International Inc.	Loans	5,499	4,320
		Allowance for credit loss	(4,768)	(4,287)
		Deposits due to customers	1,378	14,047
		Other liabilities	223	279

	Poonglim Industrial Co., Ltd.	Loans	1,557	—
		Allowance for credit loss	(1,557)	—
		Deposits due to customers	7,906	283
		Other liabilities	5	—

	STX Engine Co., Ltd.	Loans	120,706	107,974
		Allowance for credit loss	(25,665)	(89,531)
		Deposits due to customers	5,167	13,260
		Other liabilities	608	588

	Samho International Co., Ltd.	Loans	43,484	37,327
		Allowance for credit loss	(5,883)	(717)
		Deposits due to customers	96,281	82,917
		Other liabilities	990	216

Related party		A title of account	December 31, 2015	December 31, 2016
	Force TEC Co., Ltd.	Loans	28,562	—
		Allowance for credit loss	(6,252)	—
		Deposits due to customers	355	—
		Other liabilities	1,207	—

	Hana Engineering & Construction Co., Ltd.(*2)	Loans	71	—
		Allowance for credit loss	(71)	—
		Deposits due to customers	38	—

Associates	STX Corporation	Loans	151,829	144,035
		Allowance for credit loss	(19,186)	(90,657)
		Deposits due to customers	13,643	14,412
		Other liabilities	221	90

	Osung LST Co., Ltd.(*2)	Loans	5,639	—
		Allowance for credit loss	(338)	—
		Deposits due to customers	983	—
		Other liabilities	2	—

	Ilyang Construction Co., Ltd.(*2)	Loans	838	—
		Allowance for credit loss	(215)	—

	Woori Columbus 1st Private Equity Fund	Other assets	546	—

	K BANK Co., Ltd.	Other assets	—	325

	Others(*3)	Loans	—	619
		Allowance for credit loss	—	(253)
		Other assets	—	8
		Deposits due to customers	—	4,460
		Other liabilities	—	60

(*1)	As the Group lost significant influence over United PF 1st Corporate Financial Stability during the year ended December 31, 2016, the entity was excluded from the investment in associates.
(*2)	As the Group sold its ownership interests in the entities during the year ended December 31, 2016, these entities were excluded from the investment in associates.
(*3)	Others include Kyesan Engineering Co., Ltd., Good Software Lab Co., Ltd., Dongwoo C&C Co., Ltd., Heungjiwon Co., Ltd., Saman Corporation, Deokwon Food Co., Ltd. and QTS Shipping Co., Ltd., SJCO Co. Ltd., Woori Growth Partnerships New Technology Private Equity Fund, and DAEA SNC Co. Ltd.

(3)	Gain or loss from transactions with related parties are as follows (Unit: Korean Won in millions):

			For the years ended December 31
Related party		A title of account	2014	2015	2016
Corporation that have significant influence over the group	KDIC	Interest income	26,577	22,237	11,778
		Interest expenses	17,920	23,584	20,966
		Impairment losses due to credit loss (reversal of allowance for credit loss)	(124)	29	—

Associates	Kumho Tires Co., Ltd.	Interest income	1,038	2,698	2,430
		Fees income	6	6	6
		Interest expenses	218	205	68
		Impairment losses due to credit loss (reversal of allowance for credit loss)	(33,020)	(2,353)	162

	Woori Blackstone Korea Opportunity Private Equity Fund No.1	Fees income	2,527	1,437	1,364

	Woori Service Networks Co., Ltd.	Other income	27	28	29
		Interest expenses	95	83	49
		Fees expenses	610	821	985
		Other expenses	262	228	222
		Impairment losses due to credit loss	2	2	—

	Korea Credit Bureau Co., Ltd.	Interest expenses	72	74	138
		Fees expenses	1,784	1,690	1,915

	Korea Finance Security Co., Ltd.	Interest expenses	53	39	10
		Fees expenses	42	93	110
		Impairment losses due to credit loss (reversal of allowance for credit loss)	3	(3)	—

	Chin Hung International Inc.	Interest income	1,833	807	240
		Fees income	1	1	1
		Interest expenses	31	35	28
		Reversal of allowance for credit loss	(27,328)	(534)	(481)

	Poonglim Industrial Co., Ltd.	Interest expenses	22	11	2
		Impairment losses due to credit loss (reversal of allowance for credit loss)	2,857	(1,565)	(1,557)

			For the years ended December 31
Related party		A title of account	2014	2015	2016
	Ansang Tech Co., Ltd.(*1)	Reversal of allowance for credit loss	(104)	(38)	—

	STX Engine Co., Ltd.	Interest income	2,982	1,358	1,348
		Fees income	81	67	58
		Interest expenses	48	46	97
		Impairment losses due to credit loss	13,787	20,524	63,866

	Samho International Co., Ltd.	Interest income	654	1,015	916
		Fees income	5	3	5
		Interest expenses	1,270	981	525
		Reversal of allowance for credit loss	(24,793)	(2,098)	(5,166)

Associates	Force TEC C Co., Ltd.	Interest income	1,157	249	153
		Interest expenses	3	—	—
		Impairment losses due to credit loss (reversal of allowance for credit loss)	(25,532)	5,900	—

	Hana Engineering & Construction Co., Ltd.(*2)	Reversal of allowance for credit loss	—	(98)	—

	STX Corporation	Interest income	2,056	1,729	1,039
		Fees income	—	89	75
		Interest expenses	6	6	7
		Impairment losses due to credit loss (reversal of allowance for credit loss)	(146,680)	(4,060)	73,457

	Osung LST Co., Ltd.(*2)	Interest income	527	226	170
		Interest expenses	31	16	1
		Reversal of allowance for credit loss	(4,819)	(223)	(338)

	Woori Columbus 1st Private Equity Fund	Fees income	589	546	308

	Ilyang Construction Co., Ltd.(*2)	Impairment losses due to credit loss	—	215	—

	K BANK Co., Ltd.	Fees income	—	—	296
		Other income	—	—	1,638

	Others(*3)	Interest expenses	—	—	17
		Impairment losses due to credit loss	—	—	253

(*1)	As the Group sold its ownership interests in the entities during the year ended December 31, 2015, these entities were excluded from the investment in associates.

(*2)	As the Group sold its ownership interests in the entities during the year ended December 31, 2016, these entities were excluded from the investment in associates.
(*3)	Others include Kyesan Engineering Co., Ltd., Good Software Lab Co., Ltd., Dongwoo C&C Co., Ltd., The Base Enterprise Co., Ltd., Saman Corporation, Deokwon Food Co., Ltd., QTS Shipping Co., Ltd., Woori Growth Partnerships New Technology Private Equity Fund and DAEA SNC Co., Ltd.

(4)	Guarantees provided to the related parties are as follows (Unit: Korean Won in millions):

	December 31, 2015	December 31, 2016
KDIC	1,500,470	1,500,000	Loan commitment
Kumho Tire Co., Ltd.	11,623	24,187	Letter of credit and others
	143,756	126,435	Loan commitment
Korea Finance Security Co., Ltd.	209	205	Loan commitment
Korea Credit Bureau Co., Ltd.	28	33	Loan commitment
Woori Service Networks Co., Ltd.	173	171	Loan commitment
Chin Hung International Inc.	40,847	40,904	Loan commitment
STX Engine Co., Ltd	74,135	63,103	Letter of credit and others
	13,019	685	Loan commitment
SamHo Co., Ltd.	28,976	30,083	Loan commitment
Force TEC Co., Ltd.	5,954	—	Loan commitment
STX corporation	23,235	24,316	Letter of credit and others
	9,131	71	Loan commitment

(*)	For the guarantee provided to the related parties, the Group recognized provisions for guarantees amounting to 10,122 million Won and 70,587 million Won, respectively, as of December 31, 2015 and December 31, 2016.

(5)	Compensation for key management is as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2014(*)	2015(*)	2016
Short term benefits	11,542	10,288	9,523
Severance payments	464	473	424

Total	12,006	10,761	9,947

(*)	As the scope of the compensation for key management disclosure has changed, the comparative amounts are restated.

Key management includes registered executives and non-registered executives. Outstanding receivables and payables from transactions with key management amount to 913 million Won and 4,204 million Won, respectively, as of December 31, 2016. With respect to the receivables, the Group has not recognized any allowance, nor provision.

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

(2)	Details of discontinued operations are as follows (Unit: Korean Won in millions):

For the years ended December 31, 2014
I. Operating income	17,616
Net interest income	237,230
Interest income	391,618
Interest expense	(154,388)
Net fees and commissions income	117,373
Fees and commissions income	152,184
Fees and commissions expense	(34,811)
Dividend income	24,721
Net loss on financial instruments at fair value through profit or loss	(32,104)
Net loss on available-for-sale financial assets	(19,146)
Impairment losses on credit loss	(23,753)
Other net operating expenses	(286,704)
II. Non-operating loss	(3,120)
Share of profits of joint ventures and associates	616
Other non-operating expenses	(3,736)
III. Net income before income tax expense	14,496
IV. Income tax expense	(117,878)
V. Sub-total	(103,382)
VI. Impairment of assets held for sale	(7,469)
VII. Income tax benefit for Impairment	2,020
VIII. Gain on disposal of disposal group held for sale	113,012
IX. Income tax expense related to the gain on disposal	(26,667)
X. Income from discontinued operations	(22,487)

(3)	Details of cash flows from discontinued operations are as follows (Unit: Korean Won in millions):

For the years ended December 31, 2014
Cash flows from operating activities:	326,023
Cash flows from investing activities:	(258,244)
Cash flows from financing activities:	143,289

(4)	During the year ended December 31, 2014, the Group disposed Woori Investment and Securities Co., Ltd., Woori Financial Co., Ltd., Woori F&I Co., Woori Asset Management Co., Ltd., Woori Aviva Life Insurance Co., and Woori Savings Bank. The book values of net assets disposed are as follows (Unit: Korean Won in millions):

Book value at the date of disposal
Assets:
Cash and cash equivalents	560,034
Financial assets at FVTPL	21,838,589
Available-for-sale financial assets	1,588,066
Held-to-maturity financial assets	3,032
Loans and receivables	14,244,435
Investments in joint ventures and associates	127,606
Other assets	774,759

Total	39,136,521

Liabilities:
Financial liabilities at FVTPL	12,767,119
Deposits due to customers	2,011,292
Borrowings	13,346,342
Debentures	4,031,716
Other financial liabilities	3,169,551
Other liabilities	182,109

Total	35,508,129

Net-asset	3,628,392
Non-controlling interests	1,987,786
Gain on disposal of disposal group held-for-sale	113,012
Total amount of cash consideration	1,753,618
Cash and cash equivalents of the subsidiaries disposed	(560,034)
Net cash flow due to the disposal of the subsidiaries	1,193,584

47. DISPOSAL GROUP HELD FOR DISTRIBUTION TO OWNERS AND NET INCOME (LOSS) FROM DISCONTINUED OPERATIONS

(1)	Details of disposal group held for distribution to owners are as follows

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

(2)	Details of discontinued operations are as follows (Unit: Korean Won in millions):

For the years ended December 31, 2014
I. Operating income	108,896
Net interest income	348,396
Interest income	683,075
Interest expense	(334,679)
Net fees and commissions income	53,182
Fees and commissions income	77,030
Fees and commissions expense	(23,848)
Dividend income	13,595
Net gain on financial instruments at fair value through profit or loss	22,119
Net loss on available-for-sale financial assets	(5,569)
Impairment losses on credit loss	(81,459)
Other net operating expenses	(241,368)
II. Non-operating loss	(1,342)
Share of profits of joint ventures and associates	—
Other non-operating expenses	(1,342)
III. Net income before income tax expense	107,554
IV. Income tax expense	576,701
V. Sub-total	684,255
VI. Impairment of assets held for sale	—
VII. Income tax benefit for Impairment	—
VIII. Income from discontinued operations	684,255

(3)	Details of cash flows from discontinued operations are as follows (Unit: Korean Won in millions):

For the years ended December 31, 2014
Cash flows from operating activities:	457,097
Cash flows from investing activities:	300,385
Cash flows from financing activities:	(754,823)

(4)	During the year ended December 31, 2014, the spin-off of Kyongnam Bank and Kwangju Bank was completed, and the book values of net assets that were transferred due to the spin-off are as follows (Unit: Korean Won in millions):

Book value at the date of the spin-off
Assets:
Cash and cash equivalents	792,949
Financial assets at FVTPL	835,053
Available-for-sale financial assets	3,140,294
Held-to-maturity financial assets	3,968,947
Loans and receivables	41,459,234
Other assets	583,663

Total	50,780,140

Liabilities:
Financial liabilities at FVTPL	34,645
Deposits due to customers	38,152,435
Borrowings	4,628,746
Debentures	2,078,716
Provisions	183,096
Other liabilities	2,350,516

Total	47,428,154

Book value of Net assets	3,351,986
Changes due to the Spin-off:
Controlling interests	3,065,422
Non-controlling interests	286,564

48. PROMOTING PRIVATIZATION PLAN

Pursuant to the privatization plan of Woori Finance Holdings Co., Ltd., which was decided at the Public Fund Oversight Committee (the “PFOC”) on June 26, 2013, the Group has disposed of its subsidiaries. Kwangju Bank and Kyongnam Bank were demerged as of May 1, 2014, and Woori Investment & Securities, Woori Aviva Life Insurance, Woori Savings Bank, Woori Asset Management, Woori Financial and Woori F&I were disposed of in due order during the period from March 2014 to June 2014.

With respect to the privatization of Woori Bank, the PFOC announced a plan on the merger between Woori Finance Holdings Co., Ltd (“Holding Company”) and Woori Bank and on the disposal of controlling and non-controlling interests (30% of ownership and 26.97% of ownership, respectively) of Woori Bank after newly listing its shares on the stock exchange. Pursuant to the plan, the Group merged with the Holding Company as of November 1, 2014, and was listed on Korea Stock Exchange on November 19, 2014.

On November 28, 2014, Korea Deposit Insurance Corporation (“KDIC”) commenced the bidding to dispose of controlling and non-controlling interests of the Group. With the successful bidding for non-controlling interests only, KDIC’s ownership of the Group decreased from 56.97% to 51.04%. Further, KDIC’s ownership of the Group was changed to 51.06% due to retirement of treasury stocks on October 2015.

On July 21, 2015, the PFOC, a deliberative body in charge of privatizing Woori Bank, held a meeting to discuss the means to promote the privatization plan. PFOC thereby announced a plan to maximize the retrieval of public fund that was initially invested and to sell the controlling shares to the investors (“oligopolistic shareholders”), in an effort to promote the early privatization and development of financial industry.

On October 2, 2015, Financial Services Commission (“FSC”) announced the amendment on normalization of business memorandum of understanding (“MOU”) in an effort to promote corporate value through enhanced managerial autonomy of the Group. FSC subsequently made amendments to the Enforcement Decree of the Special Act on the Management of Public Funds on March 29, 2016.

In addition, on August 22, 2016, PFOC announced a plan to sell about 30% interest ownership out of 51.06% held by KDIC to multiple investors, ranging from 4 to 8% ownership each. Pursuant to the plan, the KDIC commenced the bidding to dispose of its shares by putting up a public notice of sale on August 24, 2016. As of September 23, 2016, KDIC received letters of intent from eighteen potential investors, of which literally possible ownership ranged from 82% to 119%. As a result of the bid, eight potential investors submitted bid letters for total of 33.7% ownership ratio. On November 13, PFOC announced that seven selected buyers acquired total of 29.7% shares of the Group. Upon successful privatization of the Group, PFOC, in an effort to ensure autonomous management of the private sector (i.e., oligopolistic shareholders), released the Group from the MOU on December 16, 2016. Further, in consideration with the benefits of privatization and the retrieval of public fund, the government will hold a discussion with PFOC on its plan to sell the 23.7% of the remaining shares of the Group held by KDIC.

49. TERMINATION OF CONTRACT AND FOLLOW-UP AGREEMENT ON THE IMPLEMENTATION OF A MANAGEMENT PLAN

Upon successful privatization, the MOU on management normalization between the Group and KDIC on December 16, 2016 was terminated. The same parties instead signed a written agreement on disposal of shares of the Group for the purpose of the appropriate public fund management. According to the agreement, KDIC has the right to appoint one personnel from KDIC as a non-executive member of the board of directors of the Group, as long as KDIC holds over 10% voting interests, or is the largest shareholder (disregarding National Pension Service) holding more than 4% but less than 10% ownership. Also, KDIC may claim inspection of the information related to the minutes of the board of directors and agenda that may have significant influence over the residual shares, as long as KDIC holds over 4% interest ownership of the Group.

50. BUSINESS COMBINATION

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
I. Consideration
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

(3) Acquisition of Woori Wealth Bank in Philippines in 2016

The Group acquired 51% interest ownership in Wealth Development Bank, a savings bank in Philippines, in October 2016. As the residual shares of 49% is owned by Viscal group, which operates retail businesses, the Group plans to expand its business operation through retail channels of Viscal group.

(4) Establishment of Woori Bank Vietnam Limited in 2016

The Group established Woori Bank Vietnam (capitalized at 3 trillion VND) in October 2016, upon the approval from Vietnam Central Bank and commenced its operation on January 3, 2017. The Group has been operating two branches in Hanoi and Ho Chi Minh, and newly established the subsidiary in order for further expansion of its retail banking business in Vietnam.

(5) Acquisition accounting in 2016 (Unit: Korean Won in millions)

	Woori Wealth Bank in Philippines	Woori Bank Vietnam Limited	Total
I. Consideration
Cash and cash equivalents	25,675	155,400	181,075

II. Identifiable assets and liabilities
Cash and Cash equivalents	48,774	—	48,774
AFS financial assets	2,125	—	2,125
Loan and receivables	126,917	155,400	282,317
Property and equipment	651	—	651
Intangible assets	205	—	205
Other assets	8,792	—	8,792

Sub-total	187,464	155,400	342,864

Deposits	148,521	—	148,521
Allowance for credit losses	352	—	352
Other liabilities	3,655	—	3,655

Sub-total	152,528	—	152,528

Fair value of identifiable net asset	34,936	155,400	190,336

III. Non-controlling interest	17,118	—	17,118
IV. Goodwill	7,857	—	7,857

51. SUBSEQUENT EVENTS

There have been no significant events between December 31, 2016 and the date of issuance of these consolidated financial statements which would require a change to or additional disclosure in the accounts.