Form 20-F
period 2017-12-31
WOORI BANK
filed 2018-04-30
CIK 1264136

As filed with the Securities and Exchange Commission on April 30, 2018

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

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

Unless expressly stated otherwise, all financial data included in this annual report are presented on a consolidated basis.

In this annual report:

•	unless otherwise indicated or required by the context, “we,” “us,” “our” and similar terms refer to Woori Bank and its subsidiaries and, for periods prior to the merger of Woori Finance Holdings Co., Ltd. with and into Woori Bank in November 2014, refer to Woori Finance Holdings and its subsidiaries for such periods (including Woori Bank), but excluding those accounted for as discontinued operations;

•	references to “Korea” are to the Republic of Korea;

•	references to the “government” are to the government of the Republic of Korea;

•	references to “Won” or “￦” are to the currency of Korea;

•	references to “U.S. dollars,” “$” or “US$” are to the currency of the United States; and

•	references to “Euros” or “EUR” are to the currency of the European Economic and Monetary Union.

Discrepancies between totals and the sums of the amounts contained in any table may be a result of rounding.

For your convenience, this annual report contains conversions of Won amounts into U.S. dollars at the noon buying rate of the Federal Reserve Bank of New York for Won in effect on December 31, 2017, which was ￦1,067.4 = US$1.00.

FORWARD-LOOKING STATEMENTS

The U.S. Securities and Exchange Commission encourages companies to disclose forward-looking information so that investors can better understand a company’s future prospects and make informed investment decisions. This annual report contains forward-looking statements.

Words and phrases such as “aim,” “anticipate,” “assume,” “believe,” “contemplate,” “continue,” “estimate,” “expect,” “future,” “goal,” “intend,” “may,” “objective,” “plan,” “positioned,” “predict,” “project,” “risk,” “seek to,” “shall,” “should,” “will likely result,” “will pursue” and words and terms of similar substance used in connection with any discussion of future operating or financial performance or our expectations, plans, projections or business prospects identify forward-looking statements. In particular, the statements under the headings “Item 3.D. Risk Factors,” “Item 4.B. Business Overview” and “Item 5. Operating and Financial Review and Prospects” regarding our financial condition and other future events or prospects are forward-looking statements. All forward-looking statements are management’s present expectations of future events and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.

In addition to the risks related to our business discussed under “Item 3.D. Risk Factors,” other factors could cause actual results to differ materially from those described in the forward-looking statements. These factors include, but are not limited to:

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

For further discussion of the factors that could cause actual results to differ, see the discussion under “Item 3.D. Risk Factors” contained in this annual report. We caution you not to place undue reliance on the forward-looking statements, which speak only as of the date of this annual report. Except as required by law, we are not under any obligation, and expressly disclaim any obligation, to update or alter any forward-looking statements, whether as a result of new information, future events or otherwise.

All subsequent forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this annual report.

Item 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable

Item 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable

Item 3.	KEY INFORMATION

Item 3.A.	Selected Financial Data

The selected consolidated financial and operating data set forth below as of and for the years ended December 31, 2013, 2014, 2015, 2016 and 2017 have been derived from our audited consolidated financial statements, which have been prepared in accordance with IFRS as issued by the IASB. Our consolidated financial statements as of and for the years ended December 31, 2013, 2014, 2015, 2016 and 2017 have been audited by Deloitte Anjin LLC, an independent registered public accounting firm.

The Korean government, which currently owns 18.43% of our outstanding common stock through the KDIC, has been implementing a privatization plan with respect to Woori Finance Holdings and its former subsidiaries, including us. As a result of the dispositions of Woori Finance Holdings’ ownership interests in Kwangju Bank, Kyongnam Bank, Woori Investment & Securities, Woori Aviva Life Insurance, Woori Asset Management, Woori Financial, Woori FG Savings Bank and Woori F&I in 2014, these former subsidiaries of Woori Finance Holdings were classified as a disposal group held for distribution or sale in our consolidated statement of financial position as of December 31, 2013 and have been accounted for as discontinued operations in our consolidated statements of comprehensive income for the years ended December 31, 2013 and 2014. See “Item 4.A. History and Development of the Company—Privatization Plan.”

You should read the following data together with the more detailed information contained in “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements included elsewhere in this annual report. Historical results do not necessarily predict future results.

Consolidated Statement of Comprehensive Income Data

	Year ended December 31,
	2013(1)		2014(1)		2015		2016		2017		2017(2)
	(in billions of Won except per share data)										(in millions of US$ except per share data)
Interest income	￦	9,493	￦	9,211	￦	8,698	￦	8,512	￦	8,551	US$	8,011
Interest expense		(5,001)		(4,718)		(3,936)		(3,492)		(3,330)		(3,120)

Net interest income		4,492		4,493		4,762		5,020		5,221		4,891
Fees and commissions income		1,565		1,598		1,757		1,865		2,069		1,939
Fees and commissions expense		(639)		(681)		(781)		(928)		(999)		(936)

Net fees and commissions income		926		917		976		937		1,070		1,003
Dividend income		88		97		103		185		125		117
Net gain (loss) on financial assets at fair value through profit or loss		124		190		240		114		(105)		(98)
Net gain (loss) on available-for-sale financial assets		(85)		(69)		(3)		(1)		193		180
Impairment losses due to credit loss		(2,277)		(1,097)		(966)		(834)		(785)		(736)
Net other operating expenses(3)		(3,028)		(3,633)		(3,761)		(3,847)		(3,562)		(3,337)

Operating income		240		898		1,351		1,574		2,157		2,020
Share of loss of joint ventures and associates		(1)		(68)		(70)		(20)		(101)		(95)
Other net non-operating income (expense)		49		4		171		(1)		(106)		(99)

Non-operating income (loss)		48		(64)		101		(21)		(207)		(194)
Net income before income tax expense		288		834		1,452		1,553		1,950		1,826
Income tax expense		(35)		(288)		(377)		(276)		(420)		(393)

Net income from continuing operations		253		546		1,075		1,277		1,530		1,433
Net income (loss) from discontinued operations		(966)		662		—		—		—		—
Net income (loss)	￦	(713)	￦	1,208	￦	1,075	￦	1,277	￦	1,530	US$	1,433

Remeasurement of the net defined benefit liability		9		(52)		(78)		34		10		10

Items that will not be reclassified to profit or loss		9		(52)		(78)		34		10		10
Gain (loss) on available-for-sale financial assets		(51)		(75)		72		13		(85)		(79)
Share of other comprehensive income (loss) of joint ventures and associates		(6)		(2)		3		(8)		1		1
Gain (loss) on foreign currency translation of foreign operations		(60)		48		34		29		(208)		(196)
Gain (loss) on valuation of cash flow hedge		(2)		(27)		—		10		1		1
Equity related to assets held for sale		—		—		—		—		4		4

Items that may be reclassified to profit or loss		(119)		(56)		109		44		(287)		(269)
Other comprehensive gain (loss), net of tax		(110)		(108)		31		78		(277)		(259)

Total comprehensive income (loss)	￦	(823)	￦	1,100	￦	1,106	￦	1,355	￦	1,253	US$	1,174

Net income (loss) attributable to owners	￦	(538)	￦	1,214	￦	1,059	￦	1,261	￦	1,512	US$	1,417
Income from continuing operations		162		435		1,059		1,261		1,512		1,417
Income (loss) from discontinued operations		(700)		779		—		—		—		—
Net income (loss) attributable to non-controlling interests	￦	(175)	￦	(6)	￦	16	￦	16	￦	18	US$	16
Income from continuing operations		91		111		16		16		18		16
Loss from discontinued operations		(266)		(117)		—		—		—		—
Comprehensive income (loss) attributable to owners		(623)		1,192		1,095		1,332		1,249		1,170
Comprehensive income (loss) attributable to non-controlling interests		(200)		(92)		11		23		4		4
Basic and diluted earnings (loss) from continuing and discontinued operations per share	￦	(704)	￦	1,621	￦	1,301	￦	1,567	￦	1,999	US$	1.873
Basic and diluted earnings from continuing operations per share		165		536		1,301		1,567		1,999		1.873
Per common share data:
Net income (loss) per share—basic	￦	(704)	￦	1,621	￦	1,301	￦	1,567	￦	1,999	US$	1.873
Weighted average common shares outstanding—basic (in thousands)		806,013		718,265		673,271		673,271		673,271		673,271
Net income (loss) per share—diluted	￦	(704)	￦	1,621	￦	1,301	￦	1,567	￦	1,999	US$	1.873
Weighted average common shares outstanding—diluted (in thousands)		806,013		718,265		673,271		673,271		673,271		673,271
Cash dividends paid per share	￦	—	￦	500	￦	500	￦	400	￦	500	US$	0.47

(1)	The amounts for 2013 and 2014 reflect the classification of certain former subsidiaries as discontinued operations.
(2)	Won amounts are expressed in U.S. dollars at the rate of ￦1,067.4 to US$1.00, the noon buying rate in effect on December 31, 2017 as quoted by the Federal Reserve Bank of New York in the United States.
(3)	Includes general and administrative expenses. For a description of “net other operating expenses,” see Note 40 of the notes to our consolidated financial statements.

Consolidated Statement of Financial Position Data

	As of December 31,
	2013(1)		2014		2015		2016		2017		2017(2)
	(in billions of Won)										(in millions of US$)
Assets
Cash and cash equivalents	￦	5,478	￦	5,963	￦	6,644	￦	7,591	￦	6,908	US$	6,472
Financial assets at fair value through profit or loss		4,806		4,554		5,133		5,651		5,843		5,474
Available-for-sale financial assets		17,085		18,811		17,171		20,818		15,353		14,383
Held-to-maturity financial assets		12,039		13,044		13,622		13,910		16,749		15,691
Loans and receivables		211,912		223,370		244,842		258,393		267,106		250,235
Investments in joint ventures and associates		618		648		644		439		417		391
Investment properties		341		358		351		358		371		348
Premises and equipment		2,536		2,501		2,471		2,458		2,478		2,321
Intangible assets and goodwill		269		296		420		484		519		486
Assets held for sale		1		8		18		2		49		46
Current tax assets		143		5		7		6		5		4
Deferred tax assets		155		258		210		232		280		263
Derivative assets		131		196		183		141		59		56
Other assets(3)		179		145		143		200		158		148
Disposal group held for sale		34,685		—		—		—		—		—
Disposal group held for distribution to owners		50,312		—		—		—		—		—

Total assets	￦	340,690	￦	270,157	￦	291,859	￦	310,683	￦	316,295	US$	296,318

Liabilities
Financial liabilities at fair value through profit or loss	￦	2,507	￦	2,675	￦	3,461	￦	3,803	￦	3,428	US$	3,211
Deposits due to customers		175,324		188,516		209,142		221,020		234,695		219,871
Borrowings		18,232		17,708		20,034		18,770		14,785		13,851
Debentures		21,678		24,796		21,899		23,566		27,869		26,110
Provisions		685		692		517		429		410		385
Net defined benefit liability		72		75		99		65		43		41
Current tax liabilities		10		299		109		171		233		218
Deferred tax liabilities		49		22		19		22		23		21
Derivative liabilities		2		—		—		7		68		63
Other financial liabilities(4)		19,914		16,890		16,964		21,985		13,892		13,015
Other liabilities(5)		410		391		305		299		284		266
Liabilities directly associated with disposal group held for sale		32,048		—		—		—		—		—
Liabilities directly associated with disposal group held for distribution to owners		46,882		—		—		—		—		—

Total liabilities	￦	317,813	￦	252,064	￦	272,549	￦	290,137	￦	295,730	US$	277,052

Equity
Owners’ equity
Capital stock	￦	4,030	￦	3,381	￦	3,381	￦	3,381	￦	3,381	US$	3,168
Hybrid securities		498		2,539		3,334		3,575		3,018		2,827
Capital surplus		177		291		294		286		286		268
Other equity(6)		(35)		(2,393)		(1,547)		(1,468)		(1,939)		(1,817)
Retained earnings		13,113		14,165		13,726		14,612		15,620		14,633
Equity directly associated with disposal group held for sale		30		—		—		—		—		—
Equity directly associated with disposal group held for distribution to owners		36		—		—		—		—		—
Non-controlling interests		5,028		110		122		160		199		187

Total equity	￦	22,877	￦	18,093	￦	19,310	￦	20,546	￦	20,565	US$	19,266

Total liabilities and equity	￦	340,690	￦	270,157	￦	291,859	￦	310,683	￦	316,295	US$	296,318

(1)	The amounts as of December 31, 2013 reflect the classification of certain former subsidiaries as a disposal group held for distribution or sale.
(2)	Won amounts are expressed in U.S. dollars at the rate of ￦1,067.4 to US$1.00, the noon buying rate in effect on December 31, 2017 as quoted by the Federal Reserve Bank of New York in the United States.
(3)	For a description of “other assets,” see Notes 19 and 24 of the notes to our consolidated financial statements.
(4)	For a description of “other financial liabilities,” see Note 25 of the notes to our consolidated financial statements.
(5)	For a description of “other liabilities,” see Note 25 of the notes to our consolidated financial statements.
(6)	For a description of “other equity,” see Note 30 of the notes to our consolidated financial statements.

Profitability Ratios and Other Data

	Year ended December 31,
	2013(1)		2014(1)		2015		2016		2017
	(in billions of Won except percentages)
Return on average assets(2)		(0.22)%		0.47%		0.37%		0.41%		0.49%
Return on average equity(3)		(3.45)		6.74		5.62		6.26		7.25
Net interest spread(4)		1.83		1.72		1.67		1.65		1.69
Net interest margin(5)		1.94		1.82		1.74		1.71		1.74
Cost-to-income ratio(6)		59.30		68.38		66.22		66.48		60.79
Average equity as a percentage of average total assets		6.50		7.03		6.63		6.60		6.71
Total revenue(7)	￦	11,185	￦	11,027	￦	10,795	￦	10,675	￦	10,833
Operating expense(8)		8,668		9,032		8,478		8,267		7,891
Operating margin(9)		2,517		1,995		2,317		2,408		2,942
Operating margin as a percentage of total revenue		22.50%		18.09%		21.46%		22.56%		27.16%

(1)	The amounts for 2013 and 2014 exclude certain former subsidiaries classified as discontinued operations.
(2)	Represents net income attributable to owners as a percentage of average total assets. Average balances are based on daily balances for us and on quarterly balances for all of our subsidiaries and our structured companies.
(3)	Represents net income attributable to owners as a percentage of average equity. Average balances are based on daily balances for us and on quarterly balances for all of our subsidiaries and our structured companies.
(4)	Represents the difference between the yield on average interest-earning assets and cost of average interest-bearing liabilities.
(5)	Represents the ratio of net interest income to average interest-earning assets.
(6)	Represents the ratio of non-interest expense (excluding impairment losses due to credit loss) to the sum of net interest income and non-interest income.
(7)	Represents the sum of interest income, dividend income, fees and commissions income, net gain (loss) on financial assets at fair value through profit or loss and net gain (loss) on available-for-sale financial assets.

The following table shows how total revenue is calculated:

	Year ended December 31,
	2013(a)		2014(a)		2015		2016		2017
	(in billions of Won)
Interest income	￦	9,493	￦	9,211	￦	8,698	￦	8,512	￦	8,551
Fees and commissions income		1,565		1,598		1,757		1,865		2,069
Dividend income		88		97		103		185		125
Net gain (loss) on financial assets at fair value through profit or loss		124		190		240		114		(105)
Net gain (loss) on available-for-sale financial assets		(85)		(69)		(3)		(1)		193

Total revenue	￦	11,185	￦	11,027	￦	10,795	￦	10,675	￦	10,833

(a)	The amounts for 2013 and 2014 exclude certain former subsidiaries classified as discontinued operations.
(8)	Represents interest expense, fees and commissions expense and net other operating expense, excluding impairment losses due to credit loss of ￦2,277 billion, ￦1,097 billion, ￦966 billion, ￦834 billion and ￦785 billion for 2013, 2014, 2015, 2016 and 2017, respectively.

The following table shows how operating expense is calculated:

	Year ended December 31,
	2013(a)		2014(a)		2015		2016		2017
	(in billions of Won)
Interest expense	￦	5,001	￦	4,718	￦	3,936	￦	3,492	￦	3,330
Fees and commissions expense		639		681		781		928		999
Net other operating expenses		3,028		3,633		3,761		3,847		3,562

Operating expense	￦	8,668	￦	9,032	￦	8,478	￦	8,267	￦	7,891

(a)	The amounts for 2013 and 2014 exclude certain former subsidiaries classified as discontinued operations.
(9)	Represents total revenue less operating expense.

Asset Quality Data

			As of December 31,
	2013(1)		2014		2015		2016		2017
			(in billions of Won, except percentages)
Total loans(2)	￦	193,766	￦	207,077	￦	227,169	￦	236,801	￦	252,793
Total non-performing loans(3)		4,996		3,818		2,909		2,080		1,853
Other impaired loans not included in non-performing loans		690		692		339		335		374
Total non-performing loans and other impaired loans		5,685		4,510		3,248		2,415		2,227
Total allowance for credit losses		3,337		2,609		2,051		1,851		1,770
Non-performing loans as a percentage of total loans		2.58%		1.84%		1.28%		0.88%		0.73%
Non-performing loans as a percentage of total assets		1.47		1.41		1.00		0.67		0.59
Total non-performing loans and other impaired loans as a percentage of total loans		2.93		2.18		1.43		1.02		0.88
Allowance for credit losses as a percentage of total loans		1.72		1.26		0.90		0.78		0.70

(1)	The amounts as of December 31, 2013 exclude certain former subsidiaries classified as a disposal group held for distribution or sale.
(2)	Not including due from banks and other receivables, and prior to deducting allowance for credit losses and present value discount or reflecting deferred origination costs.
(3)	Defined as those loans that are past due by 90 days or more or classified as substandard or below based on the Financial Services Commission’s asset classification criteria. See “Item 4.B. Business Overview—Assets and Liabilities—Asset Quality of Loans—Loan Classifications.”

Selected Financial Information

Average Balances and Related Interest

The following tables show our average balances and interest rates for the past three years:

	Year ended December 31,
	2015					2016					2017
	Average Balance(1)		Interest Income(2)		Average Yield	Average Balance(1)		Interest Income(2)		Average Yield	Average Balance(1)		Interest Income(2)		Average Yield
	(in billions of Won, except percentages)
Assets
Interest-earning assets
Due from banks	￦	12,483	￦	81	0.65%	￦	14,807	￦	75	0.51%	￦	15,594	￦	83	0.53%
Loans(3)
Commercial and industrial		95,241		3,502	3.68		98,202		3,220	3.28		95,349		3,141	3.29
Trade financing		13,762		200	1.45		13,159		213	1.62		12,155		240	1.97
Lease financing(4)		—		—	—		4		—	—		35		1	3.73
Other commercial		9,890		241	2.44		9,697		221	2.28		9,064		211	2.33
General purpose household(5)		59,003		2,147	3.64		61,918		2,111	3.41		66,420		2,287	3.44
Mortgage		34,770		1,113	3.20		45,007		1,323	2.94		47,545		1,405	2.96
Credit cards(2)		5,547		497	8.96		6,300		547	8.68		6,772		551	8.14

Total loans		218,213		7,700	3.53		234,287		7,635	3.26		237,340		7,836	3.30
Securities
Trading		2,359		63	2.67		2,665		63	2.36		2,712		53	1.95
Investment(6)		29,513		808	2.74		31,348		700	2.23		32,881		548	1.67

Total securities		31,872		871	2.73		34,013		763	2.24		35,593		601	1.69
Other		10,707		46	0.43		11,157		39	0.35		11,164		31	0.28

Total average interest earning assets		273,275		8,698	3.18		294,264		8,512	2.89		299,691		8,551	2.85

Total average non-interest earning assets		10,892		—	—		11,289		—	—		11,104		—	—

Total average assets	￦	284,167	￦	8,698	3.06%	￦	305,553	￦	8,512	2.79%	￦	310,795	￦	8,551	2.75%

	Year ended December 31,
	2015					2016					2017
	Average Balance(1)		Interest Expense		Average Cost	Average Balance(1)		Interest Expense		Average Cost	Average Balance(1)		Interest Expense		Average Cost
	(in billions of Won, except percentages)
Liabilities
Interest-bearing liabilities
Deposits due to customers
Demand deposits	￦	8,376	￦	43	0.51%	￦	9,742	￦	76	0.78%	￦	8,319	￦	52	0.63%
Time and savings deposits		168,212		2,573	1.53		181,073		2,166	1.20		186,277		2,008	1.08
Certificates of deposit		1,880		36	1.91		3,476		59	1.70		4,553		78	1.71
Other deposits		19,294		236	1.22		23,405		246	1.05		24,444		242	0.99

Total deposits		197,762		2,888	1.46		217,696		2,547	1.17		223,593		2,380	1.06
Borrowings		20,269		217	1.07		20,054		215	1.07		17,669		238	1.35
Debentures		23,232		708	3.05		22,988		619	2.69		25,865		639	2.47
Other		19,283		123	0.64		19,994		111	0.56		19,037		73	0.38

Total average interest-bearing liabilities		260,546		3,936	1.51		280,732		3,492	1.24		286,164		3,330	1.16

Total average non-interest-bearing liabilities		4,787		—	—		4,663		—	—		3,767		—	—

Total average liabilities		265,333		3,936	1.48		285,395		3,492	1.22		289,931		3,330	1.15

Total average equity		18,834		—	—		20,158		—	—		20,864		—	—

Total average liabilities and equity	￦	284,167	￦	3,936	1.39%	￦	305,553	￦	3,492	1.14%	￦	310,795	￦	3,330	1.07%

(1)	Average balances are based on daily balances for us and on quarterly balances for all of our subsidiaries and our structured companies.
(2)	Interest income from credit cards is derived from interest on credit card loans and credit card installment purchases.

(3)	Not including other receivables, and prior to deducting allowance for credit losses and present value discount or reflecting deferred origination costs.
(4)	Includes automobile lease financing to consumer borrowers.
(5)	Includes home equity loans.
(6)	Includes available-for-sale financial assets and held-to-maturity financial assets.

Analysis of Changes in Net Interest Income—Volume and Rate Analysis

The following table provides an analysis of changes in interest income, interest expense and net interest income based on changes in volume and changes in rate for 2016 compared to 2015 and 2017 compared to 2016. Information is provided with respect to: (1) effects attributable to changes in volume (changes in volume multiplied by prior rate) and (2) effects attributable to changes in rate (changes in rate multiplied by prior volume). Changes attributable to the combined impact of changes in rate and volume have been allocated proportionately to the changes due to volume changes and changes due to rate changes.

	2016 vs. 2015 Increase/(decrease) due to changes in						2017 vs. 2016 Increase/(decrease) due to changes in
	Volume		Rate		Total		Volume		Rate		Total
	(in billions of Won)
Interest-earning assets
Due from banks	￦	15	￦	(21)	￦	(6)	￦	4	￦	4	￦	8
Loans(1)
Commercial and industrial		109		(391)		(282)		(94)		15		(79)
Trade financing		(9)		22		13		(16)		43		27
Lease financing(2)		—		—		—		1		—		1
Other commercial		(5)		(15)		(20)		(14)		4		(10)
General purpose household(3)		106		(142)		(36)		154		22		176
Mortgage		328		(118)		210		75		7		82
Credit cards		67		(17)		50		41		(37)		4
Securities
Trading		8		(8)		—		1		(11)		(10)
Investment(4)		50		(158)		(108)		34		(186)		(152)
Other		2		(9)		(7)		—		(8)		(8)

Total interest income	￦	671	￦	(857)	￦	(186)	￦	186	￦	(147)	￦	39

Interest-bearing liabilities
Deposits due to customers
Demand deposits	￦	7	￦	26	￦	33	￦	(11)	￦	(13)	￦	(24)
Time and savings deposits		197		(604)		(407)		62		(220)		(158)
Certificates of deposit		30		(7)		23		18		1		19
Other deposits		50		(40)		10		11		(15)		(4)
Borrowings		(2)		—		(2)		(26)		49		23
Debentures		(7)		(82)		(89)		77		(57)		20
Other		5		(17)		(12)		(5)		(33)		(38)

Total interest expense	￦	280	￦	(724)	￦	(444)	￦	126	￦	(288)	￦	(162)

Net interest income	￦	391	￦	(133)	￦	258	￦	60	￦	141	￦	201

(1)	Not including other receivables and prior to deducting allowance for credit losses and present value discount or reflecting deferred origination costs.
(2)	Includes automobile lease financing to consumer borrowers.
(3)	Includes home equity loans.
(4)	Includes available-for-sale financial assets and held-to-maturity financial assets.

Exchange Rates

The table below sets forth, for the periods and dates indicated, information concerning the noon buying rate for Won, expressed in Won per one U.S. dollar. The “noon buying rate” is the rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise stated, translations of Won amounts into U.S. dollars in this annual report were made at the noon buying rate in effect on December 31, 2017, which was ￦1,067.4 to US$1.00. We do not intend to imply that the Won or U.S. dollar amounts referred to herein could have been or could be converted into U.S. dollars or Won, as the case may be, at any particular rate, or at all. On April 20, 2018, the noon buying rate was ￦1,071.0 = US$1.00.

	Won per U.S. dollar (noon buying rate)
	Low	High	Average(1)	Period-End
2013	1,050.1	1,161.3	1,094.7	1,055.3
2014	1,008.9	1,117.7	1,052.3	1,090.9
2015	1,063.0	1,196.4	1,131.0	1,169.3
2016	1,090.0	1,242.6	1,159.3	1,203.7
2017	1,067.4	1,207.2	1,129.0	1,067.4
October	1,115.7	1,146.2	1,130.9	1,115.7
November	1,079.3	1,120.0	1,099.8	1,084.8
December	1,067.4	1,094.6	1,082.9	1,067.4
2018 (through April 20)	1,054.6	1,093.0	1,070.0	1,071.0
January	1,057.6	1,073.6	1,065.6	1,068.3
February	1,065.3	1,093.0	1,078.5	1,082.1
March	1,060.3	1,081.3	1,069.9	1,061.0
April (through April 20)	1,054.6	1,071.6	1,065.2	1,071.0

Source:	Federal Reserve Bank of New York
(1)	The average of the daily noon buying rates of the Federal Reserve Bank in effect during the relevant period (or portion thereof).

Item 3.B.	Capitalization and Indebtedness

Not Applicable

Item 3.C.	Reasons for the Offer and Use of Proceeds

Not Applicable

Item 3.D.	Risk Factors

Risks relating to our corporate credit portfolio

The largest portion of our exposure is to small- and medium-sized enterprises, and financial difficulties experienced by companies in this segment may result in a deterioration of our asset quality and have an adverse impact on us.

Our loans to small- and medium-sized enterprises amounted to ￦67,115 billion, or 29.5% of our total loans, as of December 31, 2015, ￦68,434 billion, or 28.9% of our total loans, as of December 31, 2016 and ￦74,906 billion, or 29.6% of our total loans, as of December 31, 2017. As of December 31, 2017, Won-denominated loans to small- and medium-sized enterprises that were classified as substandard or below were ￦595 billion, representing 0.8% of such loans to those enterprises. See “Item 4.B. Business Overview—Corporate Banking—Small and Medium-Sized Enterprise Banking.” We recorded charge-offs of ￦325 billion in respect of our Won-denominated loans to small- and medium-sized enterprises in 2017, compared to charge-offs of ￦469 billion in 2016 and ￦472 billion in 2015. According to data compiled by the Financial Supervisory Service, the industry-wide delinquency ratios for Won-denominated loans to small- and medium-sized enterprises decreased in 2016 and 2017. The delinquency ratio for small- and medium-sized enterprises is calculated as the ratio of (1) the outstanding balance of such loans in respect of which either principal or interest payments are overdue by one month or more to (2) the aggregate outstanding balance of such loans. Our delinquency ratio for such loans denominated in Won was 1.4% as of December 31, 2015, 0.9% as of December 31, 2016 and 0.5% as of December 31, 2017. Our delinquency ratio may increase in 2018 as a result of, among other things, adverse changes in economic conditions in Korea and globally. See “—Other risks relating to our business—Unfavorable changes in the global financial markets could adversely affect our results of operations and financial condition.” Accordingly, we may be required to take measures to decrease our exposures to these customers.

In light of the deteriorating financial condition and liquidity position of small- and medium-sized enterprises in Korea as a result of the global financial crisis commencing in the second half of 2008, the Korean government introduced measures intended to encourage Korean banks to provide financial support to small- and medium-sized enterprise borrowers. For example, the Korean government requested Korean banks, including us, to establish a “fast track” program to provide liquidity assistance to small- and medium-sized enterprises on an expedited basis. Under the “fast track” program we established, liquidity assistance is provided to small- and medium-sized enterprise borrowers applying for such assistance, in the form of new short term loans or maturity extensions or interest rate adjustments with respect to existing loans, after expedited credit review and approval. The overall prospects for the Korean economy in 2018 and beyond remain uncertain, and the Korean government may extend or renew existing or past policies and initiatives or introduce new policies or initiatives to encourage Korean banks to provide financial support to small- and medium-sized enterprises. We believe that, to date, our participation in such government-led initiatives (primarily through the “fast track” program) has not caused us to extend a material amount of credit that we would not have otherwise extended nor materially impacted our results of operations and financial condition in general. The aggregate amount of outstanding small- and medium-sized enterprise loans made by us under the “fast track” program was ￦126 billion as of December 31, 2017, which represented 0.17% of our total small- and medium-sized enterprise loan portfolio as of such date. Furthermore, loans made by us under the “fast track” program are partially guaranteed by the Korean government’s public financial institutions, including the Korea Credit Guarantee Fund and the Korea Technology Finance Corporation. However, there can be no assurance that our future participation in such government-led initiatives would not lead us to extend credit to small- and medium-sized enterprise borrowers that we would not otherwise extend, or offer terms for such credit that we would not otherwise offer, in the absence of such initiatives. Furthermore, there is no guarantee that the financial condition and liquidity position of our small- and medium-sized enterprise borrowers benefiting from such initiatives will improve sufficiently for them to service their debt on a timely basis, or at all. Accordingly, increases in our exposure to small- and medium-sized enterprises resulting from such government-led initiatives may have a material adverse effect on our results of operations and financial condition.

Many small- and medium-sized enterprises represent sole proprietorships or very small businesses dependent on a relatively limited number of suppliers or customers and tend to be affected by fluctuations in the Korean and global economy to a greater extent than large corporate borrowers. In addition, small- and medium-sized enterprises often maintain less sophisticated financial records than large corporate borrowers. Therefore, it is generally more difficult for us to judge the level of risk inherent in lending to these enterprises, as compared to large corporations.

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

Financial difficulties experienced by small- and medium-sized enterprises as a result of, among other things, adverse changes in domestic and global economic conditions, as well as aggressive marketing and competition among banks to lend to this segment, may lead to a deterioration in the asset quality of our loans to this segment in the future. Any such deterioration would result in increased charge-offs, higher provisioning and reduced interest and fee income from this segment, which would have an adverse impact on our financial condition and results of operations.

We have exposure to Korean construction, shipbuilding and shipping companies, and financial difficulties of these companies may adversely impact us.

As of December 31, 2017, the total amount of loans provided by us to construction, shipbuilding and shipping companies in Korea amounted to ￦4,154 billion, ￦513 billion and ￦452 billion, or 1.6%, 0.2% and 0.2% of our total loans, respectively. We also have other exposures to Korean construction, shipbuilding and shipping companies, including in the form of guarantees extended for the benefit of such companies and debt and equity securities of such companies held by us. In the case of construction companies, we have potential exposure in the form of guarantees provided to us by general contractors with respect to financing extended by us for residential and commercial real estate development projects, as well as commitments to purchase asset-backed securities secured by the assets of companies in the construction industry and other commitments we enter into relating to project financing for such real estate projects which may effectively function as guarantees. In the case of shipbuilding companies, such exposures include refund guarantees extended by us on behalf of shipbuilding companies to cover their obligation to return a portion of the ship order contract amount to customers in the event of performance delays or defaults under shipbuilding contracts.

Although the construction industry in Korea has shown signs of recovery since 2015, excessive investment in residential property development projects, the recent strengthening of mortgage lending regulations by the Korean government, stagnation of real property prices and reduced demand for residential property in areas outside of Seoul, are expected to continue to negatively impact the construction industry. The shipbuilding industry in Korea has experienced a severe downturn in recent years reflecting a significant decrease in ship orders, primarily due to adverse conditions in the global economy and the resulting slowdown in global trade. In the case of shipping companies in Korea, reduced shipping rates and high chartering costs, together with the slowdown in global trade, have contributed to the deterioration of their financial condition, requiring some of them to file for bankruptcy or pursue voluntary restructuring of their debt.

In response to the deteriorating financial condition and liquidity position of borrowers in the Korean construction, shipbuilding and shipping industries, which were disproportionately impacted by adverse domestic and global economic developments, the Korean government implemented a program in 2009 to promote expedited restructuring of such borrowers by their Korean creditor financial institutions, under the supervision of major commercial banks. In accordance with such program, 24 construction companies and five shipbuilding companies became subject to workout in 2009, following review by their creditor financial institutions (including us) and the Korean government. Each year since 2009, the Financial Services Commission and the Financial Supervisory Service have announced the results of subsequent credit risk evaluations conducted by creditor financial institutions (including us) of companies in Korea with outstanding debt of ￦50 billion or more, pursuant to which a number of companies were selected by such financial institutions for restructuring in the form of workout, liquidation or court receivership. Most recently, in 2017, 25 companies with outstanding debt of ￦50 billion or more (eight of which were construction companies and three of which were shipbuilding companies) were selected by such financial institutions for restructuring. There is no assurance, however, that these measures will be successful in stabilizing the Korean construction, shipbuilding and shipping industries.

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

As of December 31, 2017, our 20 largest exposures to corporate borrowers (including loans, debt and equity securities, credit-related commitments and other exposures) totaled ￦47,540 billion, which represented 12.5% of our total exposures. As of that date, our single largest corporate exposure was to the Bank of Korea, to which we had outstanding credits in the form of debt securities of ￦6,610 billion and loans in Won of ￦1,420 billion, representing 2.1% of our total exposures in the aggregate. Aside from exposure to the Korean government and government-related agencies, our next largest exposure was to Samsung Electronics, to which we had outstanding exposure of ￦2,479 billion representing 0.7% of our total exposures. Any deterioration in the financial condition of our large corporate borrowers may require us to record substantial additional allowances and may have a material adverse impact on our results of operations and financial condition.

We have exposure to the largest Korean commercial conglomerates, known as “chaebols,” and, as a result, financial difficulties of chaebols may have an adverse impact on us.

Of our 20 largest corporate exposures as of December 31, 2017, five were to companies that were members of the 24 largest chaebols in Korea. As of that date, the total amount of our exposures to the 24 largest chaebols was ￦25,092 billion, or 6.6% of our total exposures. If the credit quality of our exposures to chaebols declines as a result of financial difficulties they experience or for other reasons, we could incur additional provisions for credit loss, which would hurt our results of operations and financial condition. See “Item 4.B. Business Overview—Assets and Liabilities—Loan Portfolio—Exposure to Chaebols.”

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

As of December 31, 2017, our credit exposures to companies that were in workout or corporate restructuring amounted to ￦648 billion or 0.2% of our total credit exposures, of which ￦528 billion or 81.5% was classified as substandard or below and substantially all of which was classified as impaired. As of the same date, our allowance for credit losses on these credit exposures amounted to ￦249 billion, or 38.4% of these exposures. These allowances may not be sufficient to cover all future losses arising from our credit exposure to these companies. Furthermore, we have other exposure to such companies in the form of debt and equity securities of such companies held by us (including equity securities we acquired as a result of debt-to-equity conversions). Including such securities, our exposures as of December 31, 2017 to companies in workout or restructuring amounted to ￦656 billion, or 0.2% of our total exposures. Our exposures to such companies may also increase in the future, including as a result of adverse conditions in the Korean economy. In addition, in the case of borrowers that are or become subject to workout, we may be forced to restructure our credits pursuant to restructuring plans approved by other creditor financial institutions of the borrower, or to dispose of our credits to other creditors on unfavorable terms, which may adversely affect our results of operations and financial condition.

Risks relating to our consumer credit portfolio

We may experience increases in delinquencies in our consumer loan and credit card portfolios.

In recent years, consumer debt has increased rapidly in Korea. Our portfolio of consumer loans amounted to ￦93,448 billion as of December 31, 2015, ￦104,484 billion as of December 31, 2016 and ￦109,290 billion as of December 31, 2017. Our credit card portfolio amounted to ￦6,099 billion as of December 31, 2015, ￦6,674 billion as of December 31, 2016 and ￦6,827 billion as of December 31, 2017. As of December 31, 2017, our consumer loans and credit card receivables represented 43.2% and 2.7% of our total lending, respectively. See “Item 4.B. Business Overview—Consumer Banking—Lending Activities” and “Item 4.B. Business Overview—Credit Cards—Products and Services.”

The growth in our consumer loan portfolio in recent years, together with adverse changes in economic conditions in Korea and globally, may lead to increasing delinquencies and a deterioration in asset quality. The amount of our consumer loans classified as substandard or below was ￦345 billion (or 0.4% of our consumer loan portfolio) as of December 31, 2015, ￦305 billion (or 0.3% of our consumer loan portfolio) as of December 31, 2016 and ￦276 billion (or 0.3% of our consumer loan portfolio) as of December 31, 2017. We charged off consumer loans amounting to ￦147 billion in 2017, as compared to ￦155 billion in 2016 and ￦240 billion in 2015, and recorded provisions for credit loss in respect of consumer loans of ￦152 billion in 2017, as compared to ￦77 billion in 2016 and ￦103 billion in 2015. Within our consumer loan portfolio, the outstanding balance of general purpose household loans, which, unlike mortgage or home equity loans, are often unsecured and therefore tend to carry a higher credit risk, amounted to ￦24,179 billion, or 25.9% of our total outstanding consumer loans, as of December 31, 2015, ￦27,113 billion, or 25.9% of our total outstanding consumer loans, as of December 31, 2016 and ￦31,108 billion, or 28.5% of our total outstanding consumer loans, as of December 31, 2017.

In our credit card segment, outstanding balances overdue by more than one month amounted to ￦97 billion, or 1.6% of our credit card receivables, as of December 31, 2015, ￦80 billion, or 1.2% of our credit card receivables, as of December 31, 2016 and ￦88 billion, or 1.3% of our credit card receivables, as of December 31, 2017. In line with industry practice, we have restructured a portion of our delinquent credit card account balances as loans. As of December 31, 2017, these restructured loans amounted to ￦131 billion, or 1.9% of our credit card balances. Because these restructured loans are not initially recorded as being delinquent, our delinquency ratios do not fully reflect all delinquent amounts relating to our credit card balances. Including all restructured loans, outstanding balances overdue by more than one month accounted for 3.1% of our credit card balances as of December 31, 2017. We charged off credit card balances amounting to ￦228 billion in 2017, as compared to ￦242 billion in 2016 and ￦198 billion in 2015, and recorded provisions for credit loss in respect of credit card balances of ￦204 billion in 2017, as compared to ￦207 billion in 2016 and ￦181 billion in 2015. Delinquencies may increase in the future as a result of, among other things, adverse economic conditions in Korea, additional government regulation or the inability of Korean consumers to manage increased household debt.

A deterioration of the asset quality of our consumer loan and credit card portfolios would require us to record increased provisions for credit loss and charge-offs and adversely affect our financial condition and results of operations. In addition, our large exposure to consumer debt means that we are exposed to changes in economic conditions affecting Korean consumers. Accordingly, economic difficulties in Korea that hurt those consumers could result in further deterioration in the credit quality of our consumer loan and credit card portfolios. For example, a rise in unemployment or an increase in interest rates in Korea could adversely affect the ability of consumers to make payments and increase the likelihood of potential defaults. See “Risks relating to Korea—Unfavorable financial and economic developments in Korea may have an adverse effect on us.”

In addition, we are exposed to changes in regulations and policies on consumer lending by the Korean government, which may adopt measures to restrict consumer lending or encourage financial institutions to provide financial support to certain types of retail borrowers. In 2014 and 2015, the Korean government implemented several measures to encourage consumer spending and revive the housing market in Korea, including loosening regulations on mortgage lending, which contributed to an increase in our portfolio of consumer loans. However, the Korean government introduced measures in the second half of 2016 and 2017 to tighten regulations on mortgage lending and housing subscription in response to the rapid growth in consumer debt and concerns over speculative investments in real estate in certain areas. A decrease in housing prices as a result of the implementation of such measures, together with the high level of consumer debt and rising interest rate levels, could result in declines in consumer spending and reduced economic growth, which may lead to increases in delinquency levels of our consumer loan and credit card portfolios.

In light of adverse conditions in the Korean economy affecting consumers, in March 2009, the Financial Services Commission requested Korean banks, including us, to establish a “pre-workout program,” including a credit counseling and recovery service, for retail borrowers with outstanding short-term debt. Under the pre-workout program, which has been in operation since April 2009, maturity extensions and/or interest reductions are provided to retail borrowers with total loans of less than ￦1.5 billion (consisting of no more than ￦500 million of unsecured loans and ￦1 billion of secured loans) who are in arrears on their payments for more than 30 days but less than 90 days or for retail borrowers with an annual income of ￦40 million or less who have been in arrears on their payments for 30 days or more on an aggregate basis for the 12 months prior to their application, among others. The aggregate amount of consumer credit (including credit card receivables) we provided which became subject to the pre-workout program in 2017 was ￦32 billion. While we believe that our operation of the pre-workout program has not had a material impact on the overall credit quality of our consumer loan and credit card portfolios to date, our participation in such government-led initiatives to provide financial support to retail borrowers may lead us to offer credit terms for such borrowers that we would not otherwise offer in the absence of such initiatives, which may have an adverse effect on our results of operations and financial condition.

A decline in the value of the collateral securing our consumer loans and our inability to realize full collateral value may adversely affect our consumer credit portfolio.

A substantial portion of our consumer loans is secured by real estate, the values of which have fluctuated significantly in recent years. Although it is our general policy to lend up to 70% of the appraised value of collateral (except in areas of high speculation designated by the government where we generally limit our lending to 40% of the appraised value of collateral) and to periodically re-appraise our collateral, a downturn in the real estate markets in Korea may result in a decline in the value of the collateral securing our mortgage and home equity loans. If collateral values decline in the future, they may not be sufficient to cover uncollectible amounts in respect of our secured loans. Any declines in the value of the real estate or other collateral securing our consumer loans, or our inability to obtain additional collateral in the event of such declines, could result in a deterioration in our asset quality and may require us to record additional allowances for credit losses.

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

In June 2013, the Korean government, through the Public Funds Oversight Committee of the Financial Services Commission, announced an updated plan to privatize Woori Finance Holdings and its former subsidiaries, including us. The privatization plan provided for the segregation of such entities into three groups and the disposal of the Korean government’s interest in these entities held through the KDIC in a series of transactions, many of which have been completed. Such transactions included the following:

•	Kwangju Bank and Kyongnam Bank. In May 2014, Woori Finance Holdings established KJB Financial Group and KNB Financial Group through a spin-off of its businesses related to the holding of the shares and thereby controlling the business operations of Kwangju Bank and Kyongnam Bank, respectively. As a result of such spin-off, KJB Financial Group became the owner of the shares of Kwangju Bank previously held by Woori Finance Holdings and KNB Financial Group became the owner of the shares of Kyongnam Bank previously held by Woori Finance Holdings. Woori Finance Holdings no longer owned any shares of Kwangju Bank or Kyongnam Bank, and neither they nor their new holding companies were its subsidiaries, after the spin-off. Following such spin-off, each of these banks was merged with its holding company, and in October 2014, the KDIC sold its 56.97% ownership interest in Kwangju Bank and Kyongnam Bank to JB Financial Group and BS Financial Group, respectively.

•	Woori Investment & Securities and Other Subsidiaries. In March 2014, Woori Finance Holdings sold its 52.0% ownership interest in Woori Financial to KB Financial Group. In May 2014, Woori Finance

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

•	Woori Bank. In November 2014, Woori Finance Holdings merged with and into us. As a result of the merger, the other former subsidiaries of Woori Finance Holdings, including Woori Card, Woori Private Equity, Woori FIS, Woori Investment Bank and Woori Finance Research Institute, became our subsidiaries. In December 2014, the KDIC sold 40,143,022 shares of our common stock (representing 5.9% of our outstanding common stock) in a private sale in Korea. In addition, in December 2016 and January 2017, the KDIC sold an aggregate of 200,685,395 shares of our common stock (representing 29.7% of our outstanding common stock) in stakes ranging from 3.7% to 6.0% to seven financial companies through a bidding process. Pursuant to a commitment made by the KDIC in connection with such bidding process, five persons, each nominated by one of the winning bidders, were elected as new outside directors at an extraordinary general meeting of our shareholders held in December 2016. See “Item 6.A. Directors and Senior Management—Board of Directors—Outside Directors.” In 2017, pursuant to a series of transactions related to call options previously granted in connection with the KDIC’s sale of our common stock in December 2014, the KDIC sold an aggregate of 19,852,364 shares of our common stock (representing 2.94% of our outstanding common stock). As a result of such transactions, the KDIC’s ownership interest in us was reduced to 18.43%. We expect the KDIC to sell all or a portion of the remaining shares of our common stock it owns to one or more purchasers in the future.

See “Item 4.A. History and Development of the Company—Privatization Plan.”

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

We may not be able to successfully execute our overseas expansion strategy.

As part of our business strategy, we have been seeking opportunities to expand our operations in markets outside Korea, including through the opening of additional overseas branches and offices as well as strategic acquisitions and investments, particularly in South and Southeast Asia. For example, in October 2016, we acquired a 51% equity interest in Wealth Development Bank Corp., a thrift bank in the Philippines. In November 2016, we established a local subsidiary in Vietnam, Woori Bank Vietnam, which commenced operations in January 2017 and currently operates the branches in Hanoi, Bac Ninh and Ho Chi Minh City that we previously operated directly. In July 2017, we expanded our network of branches to India, where we established branches in Gurgaon and Mumbai. Notwithstanding the foregoing, the expansion of our operations abroad may be difficult due to the presence of established competitors in the relevant local markets. In addition, overseas expansion and the management of international operations may require significant financial expenditures as well as management attention, and will subject us to the challenges of operating in an unfamiliar business environment with different regulatory, legal and taxation systems and political, economic and social risks. Accordingly, there is no guarantee that we will be successful in executing our overseas expansion strategy. The failure of our overseas expansion strategy could have an adverse impact on our business, results of operations and financial condition.

We may not generate sufficient additional fees to achieve our revenue diversification strategy.

An important element of our overall strategy is increasing our fee income in order to diversify our revenue base, in anticipation of greater competition and declining lending margins. Historically, our primary source of revenues has been net interest income from our banking operations. To date, except for credit card, trust management, bancassurance and currency transfer fees (including foreign exchange-related commissions), and fees collected in connection with the operation of our investment funds, we have not generated substantial fee income. We intend to develop new sources of fee income as part of our business strategy, including through our investment banking and asset management businesses. Although we, like many other Korean financial institutions, have begun to charge fees to our customers more regularly, customers may prove unwilling to pay additional fees, even in exchange for more attractive value-added services, and their reluctance to do so would adversely affect the implementation of our strategy to increase our fee income. Furthermore, the fees that we charge to customers are subject to regulation by Korean financial regulatory authorities, which may seek to implement regulations or measures that may have an adverse impact on our ability to achieve this aspect of our strategy.

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

In addition, general regulatory reforms in the Korean financial industry have increased competition among banks and other financial institutions in Korea. In the second half of 2015, the Korean government implemented measures to facilitate bank account portability of retail customers by requiring commercial banks to establish systems that allow retail customers to easily switch their bank accounts at one commercial bank to another and automatically transfer the automatic payment settings of their former accounts to the new ones. Such measures are expected to further intensify competition among financial institutions in Korea. Moreover, in March 2016, the Financial Services Commission introduced an individual savings account scheme in Korea, which enables individuals to efficiently manage a wide range of retail investment vehicles, including cash deposits, investment funds and securities investment products, from a single integrated account with one financial institution and offers tax benefits on investment returns. Since the scheme backed by the Korean government allows only one individual savings account per person, financial institutions have been competing to retain existing customers and attract new customers since the launch of the individual savings account scheme. Over 30 financial institutions, including banks, securities companies and insurance companies, have registered with the Financial Services Commission to sell their individual savings account products, and competition among these financial institutions is expected to remain intense.

Furthermore, the introduction of Internet-only banks in Korea is expected to increase competition in the Korean banking industry. Internet-only banks generally operate without branches and conduct most of their operations through electronic means, which enable them to minimize costs and offer customers higher interest rates on deposits or lower lending rates. In April 2017, K bank, the first Internet-only bank in Korea, in which we own 13.8% of the equity with voting rights, commenced operations. Kakao Bank, a mobile-only bank, commenced operations in July 2017.

Moreover, a number of significant mergers and acquisitions in the financial industry have taken place in Korea in recent years, including Hana Financial Group’s acquisition of a controlling interest in Korea Exchange Bank in 2012, the subsequent merger of Hana Bank into Korea Exchange Bank in 2015, KB Financial Group’s acquisition of Hyundai Securities Co., Ltd. in 2016 and the subsequent merger of Hyundai Securities with and into KB Investment & Securities Co., Ltd. in 2016. In 2016, Mirae Asset Securities Co., Ltd. acquired a 43% interest in KDB Daewoo Securities Co., Ltd., which changed its name to Mirae Asset Daewoo Securities Co., Ltd., and subsequently merged with and into Mirae Asset Daewoo Securities to create the largest securities company in Korea in terms of capital. Furthermore, in 2014, pursuant to the implementation of the Korean government’s privatization plan with respect to Woori Finance Holdings and its former subsidiaries, Woori Financial, Woori Asset Management and Woori F&I were acquired by KB Financial Group, Kiwoom Securities and Daishin Securities, respectively, and Woori Investment & Securities, Woori Aviva Life Insurance and Woori FG Savings Bank were acquired by NongHyup Financial Group. In addition, in October 2014, the KDIC’s ownership interest in Kwangju Bank and Kyongnam Bank were acquired by JB Financial Group and BS Financial Group, respectively. See “Item 4.A. History and Development of the Company—Privatization Plan.”

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

Other risks relating to our business

Unfavorable changes in the global financial markets could adversely affect our results of operations and financial condition.

The overall prospects for the Korean and global economy in 2018 and beyond remain uncertain. In recent years, the global financial markets have experienced significant volatility as a result of, among other things:

•	the financial difficulties affecting many governments worldwide, in particular in Latin America and Europe;

•	the slowdown of economic growth in China and other major emerging market economies;

•	interest rate fluctuations as well as the possibility of further increases in policy rates by the U.S. Federal Reserve and other central banks; and

•	political and social instability in various countries in the Middle East, including Syria, Iraq and Egypt, as well as the referendum in the United Kingdom in June 2016, in which a majority of voters voted in favor of an exit from the European Union, or Brexit.

In light of the high level of interdependence of the global economy, unfavorable changes in the global financial markets, including as a result of any of the foregoing developments, could have a material adverse effect on the Korean economy and financial markets, and in turn on our business, financial condition and results of operations.

We are also exposed to adverse changes and volatility in the global and Korean financial markets as a result of our liabilities and assets denominated in foreign currencies and our holdings of trading and investment securities, including structured products. The value of the Won relative to major foreign currencies in general and the U.S. dollar in particular has fluctuated widely in recent years. See “Item 3.A. Selected Financial Data—Exchange Rates.” A depreciation of the Won will increase our cost of servicing our foreign currency-denominated debt, while continued exchange rate volatility may also result in foreign exchange losses for us. Furthermore, as a result of changing global and Korean economic conditions, there has been volatility in securities prices, including the stock prices of Korean and foreign companies in which we hold an interest. Such volatility has resulted in and may lead to further trading and valuation losses on our trading and investment securities portfolio as well as impairment losses on our investments in joint ventures and associates.

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

We have provided certain assets as collateral for our secured borrowings in recent years. As of December 31, 2017, the aggregate amount of assets we had provided as collateral for our secured borrowings was ￦9,693 billion. These secured borrowings may take the form of asset securitization transactions, where we nominally sell our assets to a securitization vehicle that issues securities backed by those assets, although the assets remain on our statements of financial position. These secured borrowings are intended to be fully repaid through recoveries on collateral. Some of these nominal asset sales were with recourse, which means that if delinquencies arise with respect to such assets, we will be required to either repay a proportionate amount of the related secured borrowing (by reversing the nominal sale and repurchasing such assets) or compensate the securitization vehicle for any net shortfalls in its recoveries on such assets. If we are required to make payments on such assets, or to repay our secured borrowings on those assets and are unable to make sufficient recoveries on them, we may realize further losses on these assets.

An increase in interest rates would decrease the value of our debt securities portfolio and raise our funding costs while reducing loan demand and the repayment ability of our borrowers, which could adversely affect us.

Interest rates in Korea have been subject to significant fluctuations in the past. In an effort to stem inflation amid improved growth prospects, the Bank of Korea gradually increased its policy rate in 2010 and 2011 by a total of 125 basis points to 3.25%. However, the Bank of Korea reduced its policy rate to 2.00% through a series of reductions from 2012 to 2014 to support Korea’s economy in light of the slowdown in Korea’s growth and uncertain global economic prospects. The Bank of Korea further reduced its policy rate to 1.50% in 2015 and again to an unprecedented 1.25% in June 2016 amid deflationary concerns and interest rate cuts by central banks around the world. However, in November 2017, the Bank of Korea increased its policy rate to 1.50% in light of improved growth prospects in Korea and rising interest rate levels globally. All else being equal, further increases in interest rates in the future could lead to a decline in the value of our portfolio of debt securities, which generally pay interest based on a fixed rate. A sustained increase in interest rates will also raise our funding costs, while reducing loan demand, especially among consumers. Rising interest rates may therefore require us to re-balance our asset portfolio and our liabilities in order to minimize the risk of potential mismatches and maintain our profitability. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk.” In addition, rising interest rate levels may adversely affect the Korean economy and the financial condition of our corporate and consumer borrowers, including holders of our credit cards, which in turn may lead to a deterioration in our credit portfolio. In particular, since most of our consumer and corporate loans bear interest at rates that adjust periodically based on prevailing market rates, a sustained increase in interest rates would increase the interest costs of our consumer and corporate borrowers and will adversely affect their ability to make payments on their outstanding loans.

Our funding is highly dependent on short-term deposits, which dependence may adversely affect our operations.

We meet a significant amount of our funding requirements through short-term funding sources, which consist primarily of customer deposits. As of December 31, 2017, approximately 95.8% of these deposits had maturities of one year or less or were payable on demand. In the past, a substantial proportion of these customer deposits have been rolled over upon maturity. We cannot guarantee, however, that depositors will continue to roll over their deposits in the future. In the event that a substantial number of these short-term deposit customers withdraw their funds or fail to roll over their deposits as higher-yielding investment opportunities emerge, our liquidity position could be adversely affected. We may also be required to seek more expensive sources of short-term and long-term funding to finance our operations. See “Item 5.B. Liquidity and Capital Resources—Financial Condition—Liquidity.”

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

As of December 31, 2017, we held debt securities issued by Korean companies and financial institutions (other than those issued by government-owned or -controlled enterprises or financial institutions, which include the Bank of Korea, the Korea Development Bank, the Korea Housing Finance Corporation and the Industrial Bank of Korea, among others) with a total book value of ￦2,008 billion in our trading and investment securities portfolio. The market value of these securities could decline significantly due to various factors, including future increases in interest rates or a deterioration in the financial and economic condition of any particular issuer or of Korea in general. Any of these factors individually or a combination of these factors would require us to write down the fair value of these debt securities, resulting in impairment losses. Because the secondary market for corporate bonds in Korea is not fully developed, the market value of many of these securities as reflected on our consolidated statements of financial position is determined by references to suggested prices posted by Korean rating agencies, which measure prices based on observable market data. These valuations, however, may differ significantly from the actual value that we could realize in the event we elect to sell these securities. As a result, we may not be able to realize the full “marked-to-market” value at the time of any such sale of these securities and thus may incur additional losses.

We may be required to raise additional capital if our capital adequacy ratio deteriorates or the applicable capital requirements change in the future, but we may not be able to do so on favorable terms or at all.

Under the capital adequacy requirements of the Financial Services Commission, as of December 31, 2017, we were required to maintain a total minimum Tier I common equity capital adequacy ratio of 6.25%, Tier I capital adequacy ratio of 7.75% and combined Tier I and Tier II capital adequacy ratio of 9.75%, on a consolidated basis (including applicable additional capital buffers and requirements as described below). As of December 31, 2017, our Tier I common equity capital, Tier I capital and combined Tier I and Tier II capital ratios were 10.95%, 13.03% and 15.40%, respectively, which exceeded the minimum levels required by the Financial Services Commission. However, our capital base and capital adequacy ratio may deteriorate in the future if our results of operations or financial condition deteriorates for any reason, or if we are not able to deploy our funding into suitably low-risk assets. To the extent that we fail to maintain our capital adequacy ratios in the future, Korean regulatory authorities may impose penalties on us ranging from a warning to suspension or revocation of our licenses.

The current capital adequacy requirements of the Financial Services Commission are derived from a new set of bank capital measures, referred to as Basel III, which the Basel Committee on Banking Supervision initially introduced in 2009 and began phasing in starting from 2013. Commencing in July 2013, the Financial Services Commission promulgated a series of amended regulations implementing Basel III, pursuant to which Korean banks and bank holding companies were required to maintain a minimum ratio of Tier I common equity capital (which principally includes equity capital, capital surplus and retained earnings) to risk-weighted assets of 3.5% and Tier I capital to risk-weighted assets of 4.5% from December 1, 2013, which minimum ratios were increased to 4.0% and 5.5%, respectively, from January 1, 2014 and increased further to 4.5% and 6.0%, respectively, from January 1, 2015. Such requirements are in addition to the pre-existing requirement for a minimum ratio of Tier I and Tier II capital (less any capital deductions) to risk-weighted assets of 8.0%, which remains unchanged. The amended regulations also require an additional capital conservation buffer of 1.25% in 2017 and 1.875% in 2018, with such buffer to increase to 2.5% in 2019, as well as a potential counter-cyclical capital buffer of up to 2.5%, which is determined on a quarterly basis by the Financial Services Commission. Furthermore, we were designated as one of six domestic systemically important banks for 2017 by the Financial Services Commission and were subject to an additional capital requirement of 0.5% in 2017. In June 2017, we were again designated as a domestic systemically important bank for 2018, which would subject us to an additional capital requirement of 0.75% in 2018, with such potential requirement to increase to 1.0% in 2019. The implementation of Basel III in Korea may have a significant effect on the capital requirements of Korean financial institutions, including us. See “Item 4.B. Business Overview—Supervision and Regulation—Principal Regulations Applicable to Banks—Capital Adequacy.”

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

The application of IFRS 9 Financial Instruments commencing in 2018 could adversely impact our reported results of operations and financial condition.

IFRS 9 Financial Instruments, or IFRS 9, issued by the IASB in July 2014, is a new IFRS accounting standard aimed at improving and simplifying the accounting treatment of financial instruments and is effective for annual periods beginning on or after January 1, 2018. IFRS 9, which replaces International Accounting Standard 39, Financial Instruments: Recognition and Measurement, requires financial assets to be classified and measured on the basis of an entity’s business model for managing financial assets and the contractual cash flow characteristics of the financial assets. A new impairment model is introduced which requires the calculation of allowance for credit losses based on expected credit losses instead of incurred losses by assessing changes in expected credit losses and recognizing such changes as impairment loss (or reversal of impairment loss) in profit or loss. Also, hedge accounting rules are amended to extend to more hedging relationships and to allow more hedging instruments and hedged items to qualify for hedge accounting. The impact on our financial statements due to the application of IFRS 9 will depend on judgments made by us in applying the new standard, the nature of financial instruments held by us and macroeconomic variables.

We have performed an assessment of the financial impact of IFRS 9 on our consolidated financial statements. The application of IFRS 9 will result in higher impairment loss allowances that are recognized earlier, on a more forward-looking basis and on a broader scope of financial instruments than is the case under International Accounting Standard 39 and, as a result, will have a material impact on our reported financial condition. In addition, the move from incurred to expected credit losses will have the potential to impact our performance under stressed economic conditions or regulatory stress tests. In particular, the application of IFRS 9 will result in increases in allowance for credit losses and corresponding decreases in our retained earnings in our consolidated statement of financial position, which could also negatively impact our regulatory capital position. Measurement will require increased complexity in our impairment modeling as it will involve a greater degree of management judgment with respect to forward-looking information. We expect that impairment charges will tend to be more volatile as a result.

An effective implementation of IFRS 9 requires preparation processes including financial impact assessment, accounting policy establishment, accounting system development and system stabilization, and we have taken measures to enhance our financial analysis and impact assessment capabilities in preparation for IFRS 9. Nevertheless, the application of IFRS 9, as well as any other new or revised accounting standards we are required to adopt in the future, could result in significant additional costs and may have a material adverse effect on our reported results of operations and financial condition. For further information regarding IFRS 9, see Note 2-(1)-2) of the notes to our consolidated financial statements.

We engage in limited activities relating to Iran and may become subject to sanctions under relevant laws and regulations of the United States and other jurisdictions as a result of such activities, which may adversely affect our business and reputation.

The U.S. Department of the Treasury’s Office of Foreign Assets Control, or OFAC, administers and enforces certain laws and regulations (which we refer to as OFAC sanctions) that impose restrictions upon activities or transactions within U.S. jurisdiction with certain countries, governments, entities and individuals that are the subject of OFAC sanctions, including Iran. Non-U.S. persons generally are not automatically bound by OFAC sanctions, but to the extent they engage in transactions completed in part in the United States or through U.S. persons (such as, for example, wiring an international payment that clears through a bank branch in New York), they are required to comply with U.S. sanctions. The European Union also enforces certain laws and regulations that impose restrictions upon nationals and entities of, and business conducted in, member states with respect to activities or transactions with certain countries, governments, entities and individuals that are the subject of such laws and regulations, including with respect to targeted entities in Iran. The United Nations Security Council and other governmental entities also impose similar sanctions.

The United States also maintains indirect sanctions, which we refer to collectively as U.S. secondary sanctions, which provide authority for the imposition of U.S. sanctions on foreign parties that engage in targeted transactions with no connection to U.S. jurisdiction. Secondary sanctions have been of increasing importance in recent years, particularly (but not only) with respect to Russia and Iran. Although many U.S. secondary sanctions (including those focused on the energy and banking sectors generally) were suspended following implementation of the 2015 Joint Comprehensive Plan of Action, or the JCPOA, between the five permanent United Nations Security Council members, Germany, and Iran, pursuant to which Iran agreed to limits on its nuclear program in return for sanctions relief, a number of U.S. secondary sanctions programs targeting Iran remain in place, as does a comprehensive ban on dealings with Iran under direct sanctions. Iran has also been designated as a “jurisdiction of primary money laundering concern” under Section 311 of the USA PATRIOT Act, potentially subjecting banks dealing with Iranian financial institutions to increased regulatory scrutiny.

Violations of OFAC sanctions via transactions with a U.S. jurisdictional nexus can result in substantial civil or criminal penalties. A range of sanctions may be imposed on companies that engage in sanctionable activities within the scope of the remaining U.S. secondary sanctions, including, among other things, the blocking of any property subject to U.S. jurisdiction in which the sanctioned company has an interest, which would include a prohibition on transactions or dealings within U.S. jurisdiction involving securities of the sanctioned company. Financial institutions engaging in targeted activity could in some instances be sanctioned by termination or restriction of their ability to maintain correspondent accounts in the United States. The imposition of sanctions against foreign financial institutions pursuant to the remaining U.S. secondary sanctions is not automatic, requiring further action by the U.S. administration.

In 2017, we engaged in the following activities relating to Iran:

•	We operate certain accounts for CBI, which were opened by CBI pursuant to a service agreement entered into by us and CBI in September 2010, as amended from time to time, to facilitate trade between Korea and Iran. The accounts opened by CBI consist of Won-denominated accounts that are used for the settlement of exports of goods produced or substantially transformed in Korea to Iran by Korean exporters and Won, U.S. dollar, euro and Japanese Yen-denominated accounts (of which only the Won accounts are in use) that are used for the settlement of imports of crude oil and natural gas from Iran by Korean importers. By the terms of the service agreement between us and CBI, settlement of export and import transaction payments due from Iranian entities to Korean exporters or from Korean importers to Iranian entities through such accounts opened by CBI are effected by crediting or debiting the relevant amount to or from the applicable accounts while a corresponding payment of funds is made to or from an Iranian bank by CBI. Any funds deposited for the account of Iranian entities as a result of Korean imports of crude oil and natural gas may only be used by transferring them to the Won-denominated account and then making payment to accounts of Korean persons and entities opened at financial institutions in Korea in respect of Korean exports to Iran. No transfers of funds may be made from these accounts to Iran, to Iranian accounts in any third country, or for any use other than those described above. In 2017, the total fee revenue from maintaining the CBI accounts amounted to approximately ￦168 million (which represented approximately 0.002% of our total revenue). As there were no expenses directly applicable to such activities under our internal management accounts, we estimate that our net income before tax from maintaining the CBI accounts also amounted to approximately ￦168 million (which represented approximately 0.009% of our total net income before tax). We intend to continue maintaining the accounts opened by CBI, and in light of the lifting of certain sanctions against Iran, including U.S. secondary sanctions, the scope of our services provided to CBI may be adjusted to reflect such change in circumstances.

•	We also provide limited export-import financing services to Korean exporters and importers in connection with their trade transactions with Iran that were permitted under the relevant Korean sanctions and were not subject to U.S. secondary sanctions, primarily by discounting, advising on or issuing letters of credit, and to a lesser extent, issuing performance bonds on behalf of Korean contractors with respect to Iranian construction projects permitted under the relevant Korean sanctions and not subject to U.S. secondary sanctions. All such transactions are settled through the accounts opened by CBI with us as described above. In 2017, our total fee revenue from such export-import financing services amounted to approximately ￦13.6 billion (which represented approximately 0.13% of our total revenue), while our net income before tax from such activities (net of expenses directly applicable to such activities based on our internal management accounts) amounted to approximately ￦4.4 billion (which represented approximately 0.23% of our total net income before tax). We intend to continue providing the export-import financing services with its current scope, to the extent U.S. secondary sanctions or other applicable sanctions remain lifted.

•	We also maintain a limited number of deposit accounts in Korea for an Iranian financial institution that the U.S. government has historically viewed as controlled by the government of Iran. These accounts were opened with us before the institution was designated for U.S. sanctions. Under Korean customer protection requirements, we are unable to provide specific information identifying this Iranian financial institution or the volume of its deposits. In 2017, there were nominal fee revenues from maintaining such deposit accounts, and there were no expenses directly applicable to such activities under our internal management accounts.

•	In May 2016, we established a new representative office in Tehran, Iran, which only engages in the collection of local market information and did not generate any revenue in 2017.

In addition, pursuant to requests from the U.S. government received in 2015, and authorization from the competent Korean authorities, we released US$490 million each on four different occasions, or a total of US$1,960 million, from the Won-denominated accounts of CBI maintained by us to the accounts of CBI located outside Korea. We understand that such requests were in furtherance of an interim Joint Plan of Action agreed between the five permanent United Nations Security Council members and Germany, and Iran in November 2013.

We do not believe that our activities relating to Iran violate OFAC sanctions or are sanctionable under U.S. secondary sanctions. Nevertheless, there is no guarantee that our activities relating to Iran will not be found to violate OFAC sanctions or involve sanctionable activity under the remaining U.S. secondary sanctions, or that any other government will not determine that our activities violate applicable sanctions of other countries. The Trump Administration has threatened to abandon the JCPOA, and the re-imposition or “snap-back” of previous U.S. sanctions (or imposition of new sanctions) could occur. While we do not expect that sanctions would be retroactively applied to activities properly engaged in while sanctions relief was in effect, it is possible that we would be forced to choose between breaching ongoing commitments or engaging in sanctionable activity. Sanctions against Iran are evolving rapidly, and future changes in law could also adversely affect us.

Our business and reputation could be adversely affected if the U.S. government were to determine that our activities relating to Iran violate OFAC sanctions or involve sanctionable activity under the U.S. secondary sanctions, or if any other government were to determine that our activities violate applicable sanctions of other countries. Any prohibition or conditions placed on our use of U.S. correspondent accounts could effectively eliminate our access to the U.S. financial system, including U.S. dollar clearing transactions, which would adversely affect our business, and any other sanctions or civil or criminal penalties imposed could also adversely affect our business. If the U.S. government were to challenge the compatibility of our activities relating to Iran with the OFAC sanctions or the U.S. secondary sanctions, while no assurances can be given that any such measures would be successful, we intend to take all necessary measures to the extent possible to ensure that prohibitions or conditions are not placed on our use of U.S. correspondent accounts, including closing the accounts opened by CBI with us, if required.

We are cooperating with an investigation led by the U.S. Attorney’s Office for the Southern District of New York and the New York State Office of the Attorney General on certain of our transactions involving sanctioned countries under the U.S. sanctions and other U.S. laws, by producing information and documents pursuant to the applicable laws and regulations. It is not possible to predict the outcome of such investigation at this time, and there can be no assurance that such investigation will not result in an unfavorable outcome or adversely affect our business or reputation. Furthermore, beginning in October 2014, the Prosecutors’ Office of Korea investigated a scheme by which the representative director of a Korean company and one of our employees engaged in fraudulent trade transactions involving our Won-denominated settlement activities through the CBI accounts. These individuals were arrested for, charged with and convicted of violations of the Foreign Exchange Transactions Law. The Prosecutors’ Office of Korea completed its investigation in connection with this incident and concluded that neither we nor our executive officers engaged in any wrongdoing. However, the fraudulent transactions in question did not meet the conditions attached to operation of the CBI accounts, and there can be no assurances that U.S. authorities would agree that we were not culpable or that the transactions would not be considered sanctionable.

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

Our business may be adversely affected by legal claims and regulatory actions against us.

We are subject to the risk of legal claims and regulatory actions, which may expose us to monetary damages and legal costs, injunctive relief, criminal and civil penalties, sanctions against our management and employees and regulatory restrictions on our operations, as well as reputational harm. See “Item 8.A. Consolidated Statements and Other Financial Information—Legal Proceedings.”

We are unable to predict the outcome of many of the legal claims and regulatory actions in which we are involved, and the scope of the claims or actions or the total amount in dispute in such matters may increase. Furthermore, adverse decisions, findings or resolutions in such matters could encourage other parties, including governmental authorities in other jurisdictions, to bring similar claims and actions against us. Accordingly, the outcome of current and future legal claims and regulatory actions, particularly those for which it is difficult to assess the maximum potential exposure or the ultimate adverse impact with any degree of certainty, may materially and adversely impact our business, reputation, results of operations and financial condition.

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

The Korean regulatory authorities have imposed sanctions against Deloitte Anjin LLC, which may adversely affect its ability to continue to provide audit and related services to us and to satisfy any claims that may arise in relation to such services.

On April 5, 2017, the Financial Services Commission imposed sanctions against Deloitte Anjin LLC in connection with its role as the independent auditor for Daewoo Shipbuilding & Marine Engineering Co., Ltd., which was under investigation for alleged accounting irregularities. The sanctions included a prohibition against entering into new audit engagements for the year ending December 31, 2017 until April 5, 2018, a period of one year from the date of final determination of such sanctions. There are currently no restrictions on Deloitte Anjin’s ability to bid for and enter into audit engagements for the fiscal year beginning January 1, 2018. We are not in a position to assess whether any additional damages will be imposed, including those resulting from related on-going civil proceedings against Deloitte Anjin LLC.

Our access to the capital markets and our ability to make timely filings with the U.S. Securities and Exchange Commission and the Financial Supervisory Service (including the filing of annual and quarterly business reports and any registration statements for public offerings of securities) could be impaired if, for whatever reason, Deloitte Anjin LLC is unable to perform required audit and related services for us. It is possible that events arising out of the aforementioned legal proceedings may adversely affect the ability of Deloitte Anjin LLC to complete its audit engagement with us or to satisfy any claims relating to its provision of audit and related services to us, including claims that may arise out of Deloitte Anjin LLC’s audit of our consolidated financial statements included elsewhere in this annual report.

Risks relating to government regulation and policy

Strengthening of consumer protection laws applicable to financial institutions could adversely affect our operations.

As a financial service provider, we are subject to a variety of regulations in Korea that are designed to protect financial consumers. In recent years, in light of heightened public concern regarding privacy issues, the Korean government has placed greater emphasis on protection of personal information by financial institutions and has implemented a number of measures to enhance consumer protection. Under the Personal Information Protection Act, as last amended in July 2017, financial institutions, as personal information managers, may not collect, store, maintain, utilize or provide resident registration numbers of their customers, unless other laws or regulations specifically require or permit the management of resident registration numbers. In addition, under the Use and Protection of Credit Information Act, as last amended in November 2017, a financial institution has a higher duty to protect all information that it collects from its customers and is required to treat such information as credit information. A financial institution’s ability to transfer or provide the information to its affiliates or holding company is considerably restricted. Treble damages may be imposed on a financial institution for leakage of such information. Furthermore, under the Electronic Financial Transaction Act, as last amended in July 2017, a financial institution is primarily responsible for compensating its customers harmed by a cyber security breach affecting the financial institution even if the breach is not directly attributable to the financial institution.

In June 2016, the Financial Services Commission proposed the enactment of the Act on the Financial Consumer Protection Framework, which was submitted to the Korean National Assembly in May 2017. If the Act is adopted as proposed, we as a financial instrument distributor will be subject to heightened investor protection measures, including stricter distribution guidelines, improved financial dispute resolution procedures, increased liability for customer losses and newly imposed penalty surcharges.

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

Through its policy guidelines and recommendations, the Korean government has promoted and, as a matter of policy, may continue to attempt to promote lending by the Korean financial industry to particular types of borrowers. For example, the Korean government has in the past announced policy guidelines requesting financial institutions to participate in remedial programs for troubled corporate borrowers, as well as policies aimed at promoting certain sectors of the economy, including measures such as making low interest funding available to financial institutions that lend to these sectors. The government has in this manner encouraged mortgage lending to low-income individuals and lending to small- and medium-sized enterprises. We expect that all loans or credits made pursuant to these government policies will be reviewed in accordance with our credit approval procedures. However, these or any future government policies may influence us to lend to certain sectors or in a manner in which we otherwise would not in the absence of such policies.

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

Our income tax expenses may increase as a result of changes to Korean corporate income tax laws.

Pursuant to an amendment to the Corporate Income Tax Law of Korea which became effective in January 2018, the corporate income tax rate applicable to the portion of the tax base of companies that exceeds ￦300 billion has been raised from 24.2% to 27.5%, inclusive of local income surtax in each case. In addition, pursuant to an amendment to the Special Tax Treatment Control Law of Korea which became effective in January 2018, large corporations with net equity in excess of ￦50 billion, including us and certain of our subsidiaries, are subject to a 20% additional levy on the unused amount if a certain portion (i.e., 65% or 15%, depending on the taxation method) of their taxable income is not used for investments or wage increases. Such changes in Korean income tax laws may result in an increase in our and our subsidiaries’ income tax expenses, which, depending on the magnitude of such increase, may have a material adverse effect on our results of operations.

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

In recent years, adverse conditions and volatility in the worldwide financial markets, fluctuations in oil and commodity prices and the general weakness of the global economy have contributed to the uncertainty of global economic prospects in general and have adversely affected, and may continue to adversely affect, the Korean economy. See “—Other risks relating to our business—Unfavorable changes in the global financial markets could adversely affect our results of operations and financial condition.” The value of the Won relative to major foreign currencies has fluctuated significantly. See “Item 3.A. Selected Financial Data—Exchange Rates.” Furthermore, as a result of changing global and Korean economic conditions, there has been volatility in the stock prices of Korean companies in recent years. Future declines in the Korea Composite Stock Price Index, known as the KOSPI, and large amounts of sales of Korean securities by foreign investors and subsequent repatriation of the proceeds of such sales may adversely affect the value of the Won, the foreign currency reserves held by financial institutions in Korea, and the ability of Korean companies to raise capital. Any future deterioration of the Korean or global economy could adversely affect our business, financial condition and results of operations.

Developments that could have an adverse impact on the Korean economy include:

•	adverse conditions or uncertainty in the economies of countries and regions that are important export markets for Korea, such as China, the United States, Europe and Japan, or in emerging market economies in Asia or elsewhere, as well as increased uncertainty in light of a future Brexit;

•	adverse changes or volatility in foreign currency reserve levels, commodity prices (including oil prices), exchange rates (including fluctuation of the U.S. dollar, the euro or the Japanese yen exchange rates or revaluation of the Chinese renminbi), interest rates, inflation rates or stock markets;

•	deterioration in economic or diplomatic relations between Korea and its trading partners or allies, including deterioration resulting from territorial or trade disputes or disagreements in foreign policy (such as the controversy between Korea and China, which is Korea’s largest export market, regarding the deployment of a Terminal High Altitude Area Defense system in Korea by the United States in March 2017 and the ensuing economic and other retaliatory actions by China);

•	increased sovereign default risks in select countries and the resulting adverse effects on the global financial markets;

•	the investigations of several Korean conglomerates and their senior management for bribery, embezzlement and other possible misconduct relating to the impeachment and dismissal of former President Park Geun-hye;

•	a continuing rise in the level of household debt and increasing delinquencies and credit defaults by consumer or small- and medium-sized enterprise borrowers in Korea;

•	declines in consumer confidence and a slowdown in consumer spending in the Korean or global economy;

•	social and labor unrest;

•	decreases in the market prices of Korean real estate;

•	the economic impact of any pending or future free trade agreements or of any changes to existing free trade agreements;

•	a decrease in tax revenue and a substantial increase in the Korean government’s expenditures for fiscal stimulus measures, unemployment compensation and other economic and social programs that, together, would lead to an increased government budget deficit;

•	financial problems or lack of progress in the restructuring of chaebols, other large troubled companies (including those in the construction, shipbuilding and shipping sectors) and their suppliers;

•	loss of investor confidence arising from corporate accounting irregularities, allegations of corruption and corporate governance issues concerning certain chaebols;

•	increases in social expenditures to support an aging population in Korea or decreases in economic productivity due to the declining population size in Korea;

•	geo-political uncertainty and the risk of further attacks by terrorist groups around the world;

•	natural or man-made disasters that have a significant adverse economic or other impact on Korea or its major trading partners;

•	the occurrence of severe health epidemics in Korea or other parts of the world (such as the Middle East Respiratory Syndrome outbreak in Korea in 2015);

•	political uncertainty or increasing strife among or within political parties in Korea;

•	hostilities or political or social tensions involving oil producing countries in the Middle East and Northern Africa and any material disruption in the global supply of oil or sudden increase in the price of oil;

•	an increase in the level of tensions or an outbreak of hostilities between North Korea and Korea or the United States; and

•	changes in financial regulations in Korea.

Escalations in tensions with North Korea could have an adverse effect on us and the market price of our ADSs.

Relations between Korea and North Korea have been tense throughout Korea’s modern history. The level of tension between the two Koreas has fluctuated and may increase abruptly as a result of current and future events. In particular, there have been heightened security concerns in recent years stemming from North Korea’s nuclear weapon and ballistic missile programs as well as its hostile military actions against Korea. Some of the significant incidents in recent years include the following:

•	North Korea renounced its obligations under the Nuclear Non-Proliferation Treaty in January 2003 and conducted six rounds of nuclear tests since October 2006, including claimed detonations of hydrogen bombs, which are more powerful than plutonium bombs, and warheads that can be mounted on ballistic missiles. Over the years, North Korea has also conducted a series of ballistic missile tests, including missiles launched from submarines and intercontinental ballistic missiles that it claims can reach the United States mainland. In response, the Korean government has repeatedly condemned the provocations and flagrant violations of relevant United Nations Security Council resolutions. In February 2016, the government also closed the inter-Korea Gaeseong Industrial Complex in response to North Korea’s fourth nuclear test in January 2016. Internationally, the United Nations Security Council has passed a series of resolutions condemning North Korea’s actions and significantly expanding the scope of sanctions applicable to North Korea, most recently in December 2017, in response to North Korea’s intercontinental ballistic missile test in November 2017. Over the years, the United States and the European Union have also expanded their sanctions applicable to North Korea.

•	In August 2015, two Korean soldiers were injured in a landmine explosion near the Korean demilitarized zone. Claiming the landmines were set by North Koreans, the Korean army reinitiated its propaganda program toward North Korea utilizing loudspeakers near the demilitarized zone. In retaliation, the North Korean army fired artillery rounds on the loudspeakers, resulting in the highest level of military readiness for both Koreas.

•	In March 2010, a Korean naval vessel was destroyed by an underwater explosion, killing many of the crewmen on board. The Korean government formally accused North Korea of causing the sinking, while North Korea denied responsibility. Moreover, in November 2010, North Korea fired more than one hundred artillery shells that hit Korea’s Yeonpyeong Island near the Northern Limit Line, which acts as the de facto maritime boundary between Korea and North Korea on the west coast of the Korean peninsula, causing casualties and significant property damage. The Korean government condemned North Korea for the attack and vowed stern retaliation should there be further provocation.

North Korea’s economy also faces severe challenges, which may further aggravate social and political pressures within North Korea. Although a bilateral summit between the two Koreas was held on April 27, 2018 and there has been an announcement in March 2018 of a potential summit between the United States and North Korea, there can be no assurance that the level of tensions affecting the Korean peninsula will not escalate in the future. Any further increase in tensions, which may occur, for example, if North Korea experiences a leadership crisis, high-level contacts between Korea and North Korea break down or military hostilities occur, could have a material adverse effect on the Korean economy and on our business, financial condition and results of operations and the market value of our common stock and ADSs.

Labor unrest in Korea may adversely affect our operations.

Economic difficulties in Korea or increases in corporate reorganizations and bankruptcies could result in layoffs and higher unemployment. Such developments could lead to social unrest and substantially increase government expenditures for unemployment compensation and other costs for social programs. According to statistics from the Korea National Statistical Office, the unemployment rate increased from 3.6% in 2015 to 3.7% in 2016 and 2017. Further increases in unemployment and any resulting labor unrest in the future could adversely affect our operations, as well as the operations of many of our customers and their ability to repay their loans, and could adversely affect the financial condition of Korean companies in general, depressing the price of their securities. Furthermore, the government’s privatization plan with respect to us contemplates the sale of its remaining ownership interest in us to one or more third parties, which may lead to labor unrest among our employees. See “Item 4.A. History and Development of the Company—Privatization Plan.” Any of these developments may have an adverse effect on our financial condition and results of operations.

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

In addition, the KDIC currently owns 124,604,797 shares, or 18.43%, of our outstanding common stock, and IMM Private Equity, Inc., through its special purpose company Nobis1, Inc., currently owns 40,560,000 shares, or 6.00%, of our outstanding common stock. See “Item 7.A. Major Shareholders.” In the future, such major shareholders or any other shareholder that owns a large number of shares of our outstanding common stock may choose to sell large blocks of our common stock publicly or privately to a strategic or financial investor, including a sale by the KDIC for the purpose of recovering the public funds it injected into us. For example, in accordance with the Korean government’s privatization plan, the KDIC sold 40,143,022 shares of our common stock (representing 5.9% of our outstanding common stock) in a private sale in Korea in December 2014 and an aggregate of 200,685,395 shares of our common stock (representing 29.7% of our outstanding common stock) in stakes ranging from 3.7% to 6.0% to seven financial companies through a bidding process in December 2016 and January 2017. In 2017, pursuant to a series of transactions related to call options previously granted in connection with the KDIC’s sale of our common stock in December 2014, the KDIC sold an aggregate of 19,852,364 shares of our common stock (representing 2.94% of our outstanding common stock). As a result of such transactions, the KDIC’s ownership interest in us was reduced to 18.43%. See “—Risks relating to our structure and strategy—The implementation of the Korean government’s privatization plan may have an adverse effect on us and your interests as a shareholder.” We expect the KDIC to sell all or a portion of the remaining shares of our common stock it owns to one or more purchasers in the future.

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

Under the Bank Act, a single shareholder, together with its affiliates, is generally prohibited from owning more than 10.0% of a nationwide bank’s total issued and outstanding shares with voting rights or more than 15.0% of a regional bank’s total issued and outstanding shares with voting rights, with the exception of certain shareholders that are non-financial business group companies, whose applicable limit was reduced from 9.0% to 4.0% pursuant to an amendment of the Bank Act which became effective on February 14, 2014. To the extent that the total number of shares of our common stock (including those represented by ADSs) that you and your affiliates own together exceeds the applicable limits, you will not be entitled to exercise the voting rights for the excess shares, and the Financial Services Commission may order you to dispose of the excess shares within a period of up to six months. Failure to comply with such an order would result in an administrative fine of up to 0.03% of the book value of such shares per day until the date of disposal. Non-financial business group companies may not acquire beneficial ownership of shares of a nationwide bank in excess of 4.0% of such bank’s outstanding voting shares, unless they obtain the approval of the Financial Services Commission and agree not to exercise voting rights in respect of shares in excess of the 4.0% limit, in which case they may acquire beneficial ownership of up to 10.0% of such nationwide bank’s outstanding voting shares. See “Item 4.B. Business Overview—Supervision and Regulation—Principal Regulations Applicable to Banks—Restrictions on Bank Ownership.” In addition, if the shareholding of any single shareholder, together with its affiliates, increases to a level exceeding the applicable limits as a result of a merger, such shareholder will be restricted from exercising its voting rights in respect of shares in excess of the applicable limit pursuant to the Bank Act from the effective date of the merger, and will be required to dispose of such excess shares within three years after such effective date.

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

Under the terms of our deposit agreement, holders of common stock may deposit such stock with the depositary’s custodian in Korea and obtain ADSs, and holders of ADSs may surrender ADSs to the depositary and receive common stock. However, to the extent that a deposit of common stock exceeds any limit that we may specify from time to time, that common stock will not be accepted for deposit unless our consent with respect to such deposit has been obtained. We currently have not set any such limit; however, we have the right to do so at any time. Under the terms of the deposit agreement, no consent would be required if the shares of common stock were to be obtained through a dividend, free distribution, rights offering or reclassification of such stock. We have consented, under the terms of the deposit agreement, to any deposit unless the deposit would be prohibited by applicable laws or violate our articles of incorporation. If we choose to impose a limit on deposits in the future, however, we might not consent to the deposit of any additional common stock. In that circumstance, if you surrender ADSs and withdraw common stock, you may not be able to deposit the stock again to obtain ADSs. See “Item 9.C. Markets—Restrictions Applicable to Shares.”

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

Our common stock is listed on the KRX KOSPI Market, which has a smaller market capitalization and is more volatile than the securities markets in the United States and many European countries. The market value of ADSs may fluctuate in response to the fluctuation of the trading price of shares of our common stock on the KRX KOSPI Market. The KRX KOSPI Market has experienced substantial fluctuations in the prices and volumes of sales of listed securities and the KRX KOSPI Market has prescribed a fixed range in which share prices are permitted to move on a daily basis. The KOSPI was 2,476.33 on April 20, 2018. There is no guarantee that the stock prices of Korean companies will not decline again in the future. Like other securities markets, including those in developed markets, the Korean securities market has experienced problems including market manipulation, insider trading and settlement failures. The recurrence of these or similar problems could have a material adverse effect on the market price and liquidity of the securities of Korean companies, including our common stock and ADSs, in both the domestic and the international markets.

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

If the Korean government deems that certain emergency circumstances, including, but not limited to, severe and sudden changes in domestic or overseas economic circumstances, extreme difficulty in stabilizing the balance of payments or implementing currency, exchange rate and other macroeconomic policies, have occurred or are likely to occur, it may impose certain restrictions provided for under the Foreign Exchange Transaction Law, including the suspension of payments or requiring prior approval from governmental authorities for any transaction. See “Item 10.D. Exchange Controls—General.”

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

Item 4.	INFORMATION ON THE COMPANY

Item 4.A.	History and Development of the Company

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

Our legal and commercial name is Woori Bank, and we are a commercial bank established under the laws of the Republic of Korea. Our registered office and corporate headquarters are located at 51, Sogong-ro, Jung-gu, Seoul, Korea. Our telephone number is 822-2002-3000. Our website address is http://www.wooribank.com.

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

Since 2000, we periodically entered into new business normalization plans with the KDIC, with new restructuring measures and financial targets. The other entities did so as well, until their merger or disposition by

Woori Finance Holdings, pursuant to which their memoranda of understanding with the KDIC were terminated. See “—Privatization Plan.” Our memorandum of understanding with the KDIC was terminated in December 2016 in connection with the reduction in its ownership of our common stock from a majority stake to a minority stake after its sale of an aggregate of 200,685,395 shares of our common stock in December 2016 and January 2017. The KDIC’s current ownership interest in us is 18.43%. See “—Privatization Plan—Sales of the KDIC’s Ownership Interest.”

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

In succeeding years, Woori Finance Holdings adopted plans to further reorganize and expand its operations, including through mergers, acquisitions and investments. Pursuant to such reorganization and expansion plans:

•	In March 2004, Woori Credit Card was merged with us.

•	In October and December 2004, Woori Finance Holdings acquired an aggregate 27.3% voting interest in LG Investment & Securities Co., Ltd., which was subsequently renamed Woori Investment & Securities.

•	In May 2005, Woori Finance Holdings acquired a 90.0% interest in LG Investment Trust Management Co., Ltd., which was subsequently renamed Woori Asset Management.

•	In October 2005, we established Woori Private Equity as a consolidated subsidiary.

•	In April 2008, Woori Finance Holdings acquired a 51.0% interest in LIG Life Insurance Co., Ltd., which was subsequently renamed Woori Aviva Life Insurance.

•	In March 2011, Woori Finance Holdings acquired certain assets and assumed certain liabilities of Samhwa Mutual Savings Bank through a newly established subsidiary, Woori FG Savings Bank.

•	In September 2012, Woori FG Savings Bank acquired certain assets and assumed certain liabilities of Solomon Mutual Savings Bank.

•	In October 2012, Woori Finance Holdings established Woori Finance Research Institute, which engages in economic and finance research, management consulting, and management and sales of intellectual property rights.

•	In April 2013, we effected a spin-off of our credit card business into a newly established wholly-owned subsidiary of Woori Finance Holdings, Woori Card.

•	In June 2013, through an internal reorganization, Kumho Investment Bank (previously a subsidiary of Woori Private Equity and subsequently renamed Woori Investment Bank), in which Woori Finance Holdings held a 41.6% interest, became its consolidated subsidiary, and ￦70 billion of new capital was injected into such entity.

•	In January 2014, we completed the purchase of an additional 27% equity interest (in addition to the 6% equity interest we previously acquired through our subsidiary PT. Bank Woori Indonesia) in PT. Bank Himpunan Saudara 1906, an Indonesian commercial bank with a network of over 100 branches and offices throughout Indonesia. In December 2014, PT. Bank Woori Indonesia merged with and into PT. Bank Himpunan Saudara 1906. The merged entity, in which we hold a 79.9% equity interest, was renamed PT Bank Woori Saudara Indonesia 1906, Tbk and became our consolidated subsidiary.

•	In October 2016, we acquired a 51% equity interest in Wealth Development Bank Corp., a thrift bank in the Philippines with a network of 16 branches and approximately 300 employees, by purchasing newly issued shares for approximately US$21 million.

•	In November 2016, we established a local subsidiary in Vietnam, Woori Bank Vietnam, which commenced operations in January 2017.

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

Sales of the KDIC’s Ownership Interest

Pursuant to the Korean government’s privatization plan, in December 2014, the KDIC sold 40,143,022 shares of our common stock (representing 5.9% of our outstanding common stock) in a private sale in Korea. In addition, in December 2016 and January 2017, the KDIC sold an aggregate of 200,685,395 shares of our common stock (representing 29.7% of our outstanding common stock) in stakes ranging from 3.7% to 6.0% to seven financial companies through a bidding process. Pursuant to a commitment made by the KDIC in connection with such bidding process, five persons, each nominated by one of the winning bidders, were elected as new outside directors at an extraordinary general meeting of our shareholders held in December 2016. See “Item 6.A. Directors and Senior Management—Board of Directors—Outside Directors.” In 2017, pursuant to a series of transactions related to call options previously granted in connection with the KDIC’s sale of our common stock in December 2014, the KDIC sold an aggregate of 19,852,364 shares of our common stock (representing 2.94% of our outstanding common stock). As a result of such transactions, the KDIC’s ownership interest in us was reduced to 18.43%. We expect the KDIC to sell all or a portion of the remaining shares of our common stock it owns to one or more purchasers in the future.

In December 2016, in connection with the KDIC’s sale of shares of our common stock, we entered into an agreement with the KDIC, pursuant to which we are required to use our best efforts to cause an employee of the KDIC nominated by it to be appointed as our non-standing director, so long as the KDIC either (x) owns 10% or more of our total issued shares with voting rights or (y) owns more than 4% but less than 10% of our total issued shares with voting rights and remains our largest shareholder (other than the National Pension Service of Korea). See “Item 10.C. Material Contracts.”

Item 4.B.	Business Overview

We are one of the largest commercial banks in Korea. Our operations include a broad range of businesses, including corporate banking, consumer banking, credit card operations, investment banking, capital markets activities and other businesses. We provide a wide range of products and services to our customers, which mainly comprise small- and medium-sized enterprises and individuals, as well as some of Korea’s largest corporations. As of December 31, 2017, we had, on a consolidated basis, total assets of ￦316,295 billion, total liabilities of ￦295,730 billion and total equity of ￦20,565 billion.

As one of the leading financial services groups in Korea, we believe our core competitive strengths include the following:

Strong and long standing relationships with corporate customers. Historically our operations concentrated on large corporate customers. As a result, we believe that we have strong relationships with many of Korea’s leading corporate groups, and we are the main creditor bank to 13 of the 36 largest Korean corporate borrowers. Further enhancing our corporate loan portfolio is our ability to lend to small- and medium-sized enterprise customers. As of December 31, 2017, we had approximately 280,129 small- and medium-sized enterprise borrowers.

Large and loyal retail customer base. With respect to our consumer banking operations, we have the third-largest deposit base among Korean commercial banks, and over 22.6 million retail customers, representing about half of the Korean adult population. Of these customers, over 9.2 million are active customers, meaning that they have a deposit account with us with a balance of at least ￦300,000 or have a loan account with us.

Extensive distribution and marketing network. We serve our customers primarily through one of the largest banking networks in Korea, comprising 876 branches and 5,952 ATMs and cash dispensers as of December 31, 2017. We also operate 10 dedicated corporate banking centers and 84 general managers for our large corporate customers and 1,009 relationship managers stationed at 726 branches (as well as 615 additional non-stationed employees who serve as relationship managers as needed) for our small- and medium-sized enterprise customers as of December 31, 2017. In addition, we have Internet and mobile banking platforms to enhance customer convenience, reduce service delivery costs and allow our branch staff to focus on marketing and sales.

Strong capital base. As of December 31, 2017, our consolidated equity totaled ￦20.6 trillion, and our total capital adequacy ratio was 15.40%. Our management team carefully coordinates our capital and dividend plans to ensure that we optimize our capital position. We believe our strong capital base and coordinated capital management enable us to support growth of our core businesses and to pursue franchise-enhancing initiatives such as selective investments and acquisitions.

Strong and experienced management team. We benefit from our management team’s extensive experience accumulated with us and our predecessors. In December 2017, Tae-Seung Sohn assumed the role of our president and chief executive officer. We believe that the extensive experience of many members of our management team in the financial sector will help us to continue to strengthen our operations.

Strategy

We aim to continue to build our position as a leading universal banking and financial services company in Korea, with a view to having our business platform and operating structure on par with those of leading global financial institutions. The key elements of our strategy are as follows:

Further improve our asset quality and strengthen our risk management practices. We were one of the earliest and most aggressive banks in Korea to actively reduce non-performing loans through charge-offs and sales to third parties, and we have taken various measures to facilitate the disposal of our substandard or below loans. As a result of these and other initiatives, our ratio of non-performing loans to total loans has been steadily declining and was 0.73% as of December 31, 2017.

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

Increase “fintech” capabilities. We have been enhancing our financial technology, or “fintech,” capabilities in order to expand our non-traditional financial service delivery channels for our customers. We have established a mobile financial service platform through the launch of the first mobile-only banking service in Korea called WiBee Bank in May 2015 and the additions of a mobile messenger application called WiBee Talk and a comprehensive membership point service called WiBee Members in January and July 2016, respectively. In addition, in April 2017, K bank, formed by a consortium with KT Corporation and 20 other companies, in which we own 13.8% of the equity with voting rights, launched its services to become the first Internet-only bank in Korea. K bank also offers its services through convenience stores and phone booths in addition to our ATMs.

We have also strengthened our alliances with information technology companies to provide innovative electronic payment methods, including Woori Samsung Pay with Samsung Electronics, which is a cardless ATM withdrawal system that utilizes smartphones. In August 2016, we commenced iris-scanning authentication at certain of our ATMs, which allows for cardless ATM withdrawals.

Expand presence in the global market. We have continuously expanded our overseas operations since our establishment of the first overseas branch of a Korean commercial bank in Tokyo in 1968. In December 2014, we became the first Korean bank to be involved in a merger with a listed overseas bank when our subsidiary PT. Bank Woori Indonesia merged with and into PT. Bank Himpunan Saudara 1906, which was renamed PT Bank Woori Saudara Indonesia 1906, Tbk. In October 2016, we acquired a 51% equity interest in Wealth Development Bank Corp., a thrift bank in the Philippines, and have partnered with Vicsal Development Corporation, an operator of department stores and supermarkets in the Philippines and another major shareholder of Wealth Development Bank Corp., to actively expand our base of local customers. In addition, in November 2016, we established a local subsidiary in Vietnam, Woori Bank Vietnam, which manages the local operations of our branches in Vietnam. In 2017, we expanded the scope of our operations in Myanmar, Indonesia, Cambodia and the Philippines in order to capitalize on the potential for high growth and profitability in Southeast Asia and established a representative office in Poland as well as branches in India, as a result of which we have a presence in 25 countries with 301 branches and offices outside Korea.

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

Develop and increase productivity of our professional workforce. We aim to retain the most qualified and highly-trained professionals in the market, and we intend to continue to focus on the development and training of our core professionals. In order to boost employee morale and productivity, we aim to create an environment that nurtures development and growth and accordingly have implemented performance-based incentive programs to recognize high performers on both an individual and business group level. In addition, a rigorous ethics management program and related measures have been instituted to reduce operational risk and help ensure compliance with our internal standards and policies.

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

The following table sets forth the balances and percentages of our total lending and total deposits represented by our large corporate and small- and medium-sized enterprise customer loans and deposits, respectively, and the number of such customers as of the dates indicated:

	As of December 31,
	2015			2016			2017
	Amount		% of Total	Amount		% of Total	Amount		% of Total
	(in billions of Won, except percentages)
Loans(1):
Small- and medium-sized enterprise(2)	￦	67,115	29.5%	￦	68,434	28.9%	￦	74,906	29.6%
Large corporate(3)		40,780	18.0		36,176	15.3		43,372	17.2
Others(4)		19,727	8.7		21,033	8.9		18,398	7.3

Total	￦	127,622	56.2%	￦	125,643	53.1%	￦	136,676	54.1%

Deposits:
Small- and medium-sized enterprise	￦	37,067	17.7%	￦	39,564	17.9%	￦	42,693	18.2%
Large corporate		64,114	30.7		62,899	28.5		68,340	29.1

Total	￦	101,181	48.4%	￦	102,463	46.4%	￦	111,033	47.3%

Number of borrowers:
Small- and medium-sized enterprise		256,592			262,311			280,129
Large corporate		3,297			3,771			4,169

(1)	Not including due from banks, other receivables and outstanding credit card balances, and prior to deducting allowance for credit losses and present value discount or reflecting deferred origination costs.
(2)	Loans to “small- and medium-sized enterprises” as defined in the Framework Act on Small and Medium Enterprises of Korea and related regulations (and including project finance loans to such enterprises). See “—Small- and Medium-Sized Enterprise Banking.”
(3)	Loans to companies that are not “small- and medium-size enterprises” as defined in the Framework Act on Small and Medium Enterprises of Korea and related regulations, and typically including companies that have assets of ￦12 billion or more and are therefore subject to external audit under the Act on External Audits of Stock Companies. See “—Large Corporate Banking.”
(4)	Includes loans to governmental agencies, foreign loans and other corporate loans.

Corporate loans we provide consist principally of the following:

•	working capital loans, which are loans used for general working capital purposes, typically with a maturity of one year or less, including notes discounted and trade finance; and

•	facilities loans, which are loans to finance the purchase of materials, equipment and facilities, typically with a maturity of three years or more.

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

Small- and Medium-Sized Enterprise Banking

We use the term “small- and medium-sized enterprises” as defined in the Framework Act on Small and Medium Enterprises of Korea and related regulations. Under the amended Framework Act on Small and Medium Enterprises of Korea, which became effective on April 27, 2016, and related regulations, in order to qualify as a small- and medium-sized enterprise, (i) the enterprise’s total assets at the end of the immediately preceding fiscal year must be less than ￦500 billion, (ii) the enterprise must meet the average or annual sales revenue standards prescribed by the Enforcement Decree of the Framework Act on Small and Medium Enterprises that are applicable to the enterprise’s primary business, and (iii) the enterprise must meet the standards of management independence from ownership as prescribed by the Enforcement Decree of the Framework Act on Small and Medium Enterprises, including non-membership in a conglomerate as defined in the Monopoly Regulations and Fair Trade Act. However, even if an enterprise that qualified as a small- and medium-sized enterprise under the Framework Act on Small and Medium Enterprises prior to the amendments thereof no longer met the definition due to such amendments, such enterprise continued to be deemed a small- and medium-sized enterprise until March 31, 2018. Furthermore, certified social enterprises (as defined in the Social Enterprise Promotion Act of Korea), as well as cooperatives or federations of cooperatives (as defined in the Framework Act on Cooperatives), that satisfy the requirements prescribed by the Framework Act on Small and Medium Enterprises may qualify as small- and medium-sized enterprises. The small- and medium-sized enterprise segment of the corporate banking market has grown significantly in recent years, including as a result of government measures to encourage lending to these enterprises. As of December 31, 2017, 26.0% of our small- and medium-sized enterprise loans were extended to borrowers in the manufacturing industry, 15.8% were extended to borrowers in the retail and wholesale industry, and 7.2% were extended to borrowers in the hotel, leisure and transportation industries.

We service our small- and medium-sized enterprise customers primarily through our network of branches and small- and medium-sized enterprise relationship managers. As of December 31, 2017, we had stationed one or more relationship managers at 726 branches, of which 370 were located in the Seoul metropolitan area. The relationship managers specialize in servicing the banking needs of small- and medium-sized enterprise customers and concentrate their marketing efforts on developing new customers in this segment. As of December 31, 2017, we had a total of 1,009 small- and medium-sized enterprise relationship managers stationed at our branches (as well as 615 non-stationed employees who serve as relationship managers as needed).

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

Lending Activities. We provide both working capital loans and facilities loans to our small- and medium-sized enterprise customers. As of December 31, 2017, working capital loans and facilities loans accounted for 47.1% and 49.4%, respectively, of our total small- and medium-sized enterprise loans. As of December 31, 2017, we had approximately 280,129 small- and medium-sized enterprise borrowers.

As of December 31, 2017, secured loans and loans guaranteed by a third party accounted for 68.8% and 6.1%, respectively, of our small- and medium-sized enterprise loans. As of December 31, 2017, approximately 78.5% of the secured loans were secured by real estate and 1.6% were secured by deposits. Working capital loans generally have a maturity of one year, but may be extended on an annual basis for an aggregate term of three to five years if periodic payments are made. Facilities loans have a maximum maturity of 10 years.

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

Pricing. We establish the pricing for our small- and medium-sized enterprise loan products based principally on transaction risk, our cost of funding and market considerations. Our lending rates are generally determined using our CREPIA system. We use our CREPIA system to manage our lending activities, and input data gathered from loan application forms, credit scores of borrowers and the appraisal value of collateral provided by external valuation experts into the CREPIA system and update such information periodically to reflect changes in such information. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Credit Risk Management—Credit Evaluation and Approval.” We measure transaction risk using factors such as the credit rating assigned to a particular borrower and the value and type of collateral. Our system also takes into account cost factors such as the current market interest rate, opportunity cost and cost of capital, as well as a spread calculated to achieve a target rate of return. Depending on the price and other terms set by competing banks for similar borrowers, we may reduce the interest rate we charge to compete more effectively with other banks. Loan officers have limited discretion in deciding what interest rates to offer, and significant variations require review at higher levels. As of December 31, 2017, approximately 81.3% of our small- and medium-sized enterprise loans had interest rates that varied with reference to current market interest rates.

Large Corporate Banking

Our large corporate customers consist of companies that are not “small- and medium-size enterprises” as defined in the Framework Act on Small and Medium Enterprises of Korea and related regulations, and typically include companies that have assets of ￦12 billion or more and are therefore subject to external audit under the Act on External Audits of Stock Companies. As a result of our history and development, we remain the main creditor bank to many of Korea’s largest corporate borrowers.

In terms of our outstanding loan balance, as of December 31, 2017, 40.9% of our large corporate loans were extended to borrowers in the finance and insurance industry, 33.0% were extended to borrowers in the manufacturing industry, and 6.9% were extended to borrowers in the retail and wholesale industry.

We service our large corporate customers primarily through our network of dedicated corporate banking centers and general managers. We operate 10 dedicated corporate banking centers, all of which are located in the Seoul metropolitan area. Each center is staffed with one or more general managers, and certain centers are headed by a senior general manager. Depending on the center, each such manager is responsible for large corporate customers that either are affiliates of a particular chaebol or operate in a particular industry or region. As of December 31, 2017, we had a total of 84 general managers who focus on marketing to and managing the accounts of large corporate customers.

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

Lending Activities.  We provide both working capital loans and facilities loans to our large corporate customers. As of December 31, 2017, working capital loans (including domestic usuance, bills bought and securities sold under repurchase agreements) and facilities loans accounted for 78.7% and 12.9%, respectively, of our total large corporate loans.

Loans to large corporate customers may be secured by real estate or deposits or be unsecured. As of December 31, 2017, secured loans and loans guaranteed by a third party accounted for 13.0% and 4.1%, respectively, of our large corporate loans. Since a relatively low percentage of our large corporate loan portfolio is secured by collateral, we may be required to establish larger allowances for credit losses with respect to any such loans that become non-performing or impaired. See “—Assets and Liabilities—Asset Quality of Loans—Loan Loss Provisioning Policy.” As of December 31, 2017, approximately 65.0% of the secured loans were secured by real estate and approximately 4.9% were secured by deposits. Working capital loans generally have a maturity of one year but may be extended on an annual basis for an aggregate term of three to five years. Facilities loans have a maximum maturity of 10 years.

We evaluate creditworthiness and collateral for our loans to large corporate customers in essentially the same way as we do for loans to small- and medium-sized enterprise customers. See “—Corporate Banking—Small- and Medium-Sized Enterprise Banking—Lending Activities.”

Pricing.  We determine the pricing of our loans to large corporate customers in the same way that we determine the pricing of our loans to small- and medium-sized enterprise customers. See “—Corporate Banking—Small- and Medium-Sized Enterprise Banking—Pricing.” As of December 31, 2017, approximately 93.3% of these loans had interest rates that varied with reference to current market interest rates.

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

Lending Activities

We offer a variety of consumer loan products to households and individuals. We differentiate our product offerings based on a number of factors, including the customer’s age group, the purpose for which the loan is used, collateral requirements and maturity. The following table sets forth the balances and percentage of our total lending represented by our consumer loans as of the dates indicated:

	As of December 31,
	2015			2016			2017
	Amount(1)		% of Total Loans(2)	Amount(1)		% of Total Loans(2)	Amount(1)		% of Total Loans(2)
	(in billions of Won, except percentage)
General purpose household loans	￦	28,193	12.4%	￦	32,368	13.7%	￦	36,301	14.4%
Mortgage loans		40,598	17.9		47,630	20.1		47,476	18.8
Home equity loans		24,657	10.9		24,486	10.3		25,513	10.1

Total	￦	93,448	41.2%	￦	104,484	44.1%	￦	109,290	43.2%

(1)	Not including outstanding credit card balances, and prior to deducting allowance for credit losses and present value discount or reflecting deferred origination costs.
(2)	Total loans do not include other receivables and are before the deduction of allowance for credit losses and present value discount and the reflection of deferred origination costs.

Our consumer loans consist of:

•	general purpose household loans, which are loans made to customers for any purpose (other than mortgage and home equity loans), and include overdraft loans, which are loans extended to customers to cover insufficient funds when they withdraw funds from their demand deposit accounts with us in excess of the amount in such accounts up to a limit established by us; and

•	mortgage loans, which are loans made to customers to finance home purchases, construction, improvements or rentals, and home equity loans, which are loans made to customers secured by their homes to ensure loan repayment.

For secured loans, including mortgage and home equity loans, we generally lend up to 70% of the collateral value (except in areas of high speculation designated by the government where we generally limit our lending to 40% of the appraised value of collateral) minus the value of any lien or other security interest that is prior to our security interest. In calculating the collateral value for real estate for such secured consumer loans (which principally consists of residential properties), we generally use the fair value of the collateral as appraised by Korea Investors Service which is collated in our CREPIA system. We generally revalue collateral on a periodic basis. As of December 31, 2017, the revaluation frequency was every year for real estate (with apartments being revalued every month, subject to the availability of certain specified market value information), every year for equipment, every month for deposits and every week for stocks listed on a major Korean stock exchange.

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

General Purpose Household Loans

Our general purpose household loans may be secured by real estate (other than homes), deposits or securities. As of December 31, 2017, approximately ￦26,978 billion, or 74.3%, of our general purpose household loans were unsecured, although some of these loans were guaranteed by a third party. Overdraft loans are primarily unsecured and typically have a maturity between one and three years, and the amount of such loans has been steadily declining. As of December 31, 2017, this amount was approximately ￦44 million.

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

Our interest rates also incorporate a margin based on, among other things, the type of collateral (if any), priority with respect to any security, our target loan-to-value ratio and loan duration. We also can adjust the applicable rate based on current or expected profit contribution of the customer. Our lending rates are generally determined by our CREPIA system. The applicable interest rate is determined at the time of the drawdown of the loan. We also charge a termination fee in the event a borrower repays the loan prior to maturity. As of December 31, 2017, approximately 66.9% of our general purpose household loans had floating interest rates.

Mortgage and Home Equity Lending

We provide customers with a number of mortgage and home equity loan products that have flexible features, including terms, repayment schedules, amounts and eligibility for loans. The maximum term of our mortgage and home equity loans is typically 35 years. Most of our mortgage and home equity loans provided prior to January 2016 have an interest-only payment period of 10 years or less. However, the Korea Federation of Banks’ implementation of its Guidelines on Banks’ Mortgage Loan Screening changed the default interest-only payment period to one year or less, which applies to loans that were originated subsequent to the effective date of the Guidelines in January 2016. With respect to mortgage and home equity loans, we determine the eligibility of borrowers based on the borrower’s personal information, transaction history and credit history using our CREPIA system. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Credit Risk Management—Credit Evaluation and Approval.” The eligibility of a borrower that is participating in a housing lottery will depend on proof that it has paid a deposit or can obtain a guarantee from a Korean government-related housing fund.

As of December 31, 2017, approximately 64.9% of our mortgage and home equity loans were secured by residential or other property, 25.9% of our mortgage and home equity loans were guaranteed by Korean government-related housing funds and 5.7% of our mortgage and home equity loans, contrary to general practices in the United States, were unsecured (although the use of proceeds from mortgage and home equity loans is restricted for the purpose of financing home purchases and some of these loans were guaranteed by a third party). One reason that a portion of our mortgage and home equity loans are unsecured is that we, along with other Korean banks, provide advance loans to borrowers for the down payment of new housing (particularly apartments) that is in the process of being built. Once construction is completed, which may take several years, these mortgage and home equity loans become secured by the new housing purchased by these borrowers. As of December 31, 2017, we had issued unsecured construction loans relating to housing where construction was not completed in the amount of ￦4,130 billion. For the year ended December 31, 2017, the average initial loan-to-value ratio of our mortgage loans and home equity loans was approximately 59.1% and 55.6%, respectively, compared to 60.3% and 54.8% for the year ended December 31, 2016. The average loan-to-value ratio of our mortgage loans and home equity loans as of December 31, 2017 was approximately 51.5% and 50.4%, respectively, compared to 56.8% and 52.2% as of December 31, 2016.

Pricing.  The interest rates for our mortgage and home equity loans are determined on essentially the same basis as our general purpose household loans, except that for mortgage and home equity loans we place significantly greater weight on the value of any collateral that is being provided to secure the loan. The base rate we use in determining the interest rate for our mortgage and home equity loans is identical to the base rate we use to determine pricing for our general purpose household loans. As of December 31, 2017, approximately 66.1% of our outstanding mortgage and home equity loans had floating interest rates.

Private Banking Operations

Our private banking operations aim to service our high net worth and mass affluent retail customers. As of December 31, 2017, we had over 179,200 customers who qualified for private banking services, representing 0.8% of our total retail customer base. Of our total retail customer deposits of ￦97 trillion as of December 31, 2017, high net worth and mass affluent customers accounted for 55.1%.

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

We have 668 branches that offer private banking services. These branches are staffed by 686 private bankers, and almost all of the branches are located in metropolitan areas, including Seoul.

We also operate an advisory center in Seoul for our private banking clients, which employs 20 specialists advising on matters of law, tax, real estate, risk assessment and investments.

Deposit-Taking Activities

As of December 31, 2017, we were the third-largest deposit holder among Korean banks, in large part due to our nation-wide branch network. The balance of our deposits from retail customers was ￦73,364 billion as of December 31, 2015, ￦80,655 billion as of December 31, 2016 and ￦95,757 billion as of December 31, 2017 which constituted 35.1%, 36.5% and 40.8%, respectively, of the balance of our total deposits.

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

The following table sets forth the percentage of our total retail and corporate deposits represented by each deposit product category as of December 31, 2017:

Demand Deposits	Time Deposits	Savings Deposits	Installment Deposits	Certificates of Deposit
10.08%	52.34%	35.68%	0.01%	1.89%

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

The Depositor Protection Act provides for a deposit insurance system where the KDIC guarantees to depositors the repayment of their eligible bank deposits. The deposit insurance system insures up to a total of ￦50 million per depositor per bank. See “—Supervision and Regulation—Principal Regulations Applicable to Banks—Deposit Insurance System.” We pay a quarterly premium of 0.02% of our average deposits and a quarterly special contribution of 0.025% of our average deposits, in each case for the relevant quarter. For the year ended December 31, 2017, we paid an aggregate of ￦305 billion of such premiums and contributions.

Branch Network and Other Distribution Channels

We had a total of 876 banking branches in Korea as of December 31, 2017, which was one of the most extensive networks of branches among Korean commercial banks. In recent years, demand in Korea for mutual funds and other asset management products as well as bancassurance products has been rising. These products require an extensive sales force and customer interaction to sell, further emphasizing the need for a large branch network. As a result, an extensive branch network is important to attracting and maintaining retail customers, as they generally conduct a significant portion of their financial transactions through bank branches. We believe that our extensive branch network in Korea helps us to maintain our retail customer base, which in turn provides us with a stable and relatively low cost funding source.

The following table presents the geographical distribution of our banking branch network in Korea as of December 31, 2017:

	Total
	Number	% of Total
Area
Seoul	402	46%
Six largest cities (other than Seoul)	150	17
Other	324	37

Total	876	100%

In order to maximize access to our products and services, we have established an extensive network of ATMs and cash dispensers, which are located in branches as well as unmanned outlets. We had 5,952 ATMs and cash dispensers as of December 31, 2017.

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

	For the year ended December 31,
	2015		2016		2017
ATMs(1):
Number of transactions (millions)		378		346		316
Fee income (billions of Won)	￦	44	￦	40	￦	40
Telephone banking:
Number of users		6,058,318		6,419,017		6,384,164
Number of transactions (millions)		106		105		104
Fee income (billions of Won)	￦	3	￦	3	￦	3
Internet banking:
Number of users		14,775,540		15,631,766		16,554,353
Number of transactions (millions)		6,567		6,994		7,566
Fee income (billions of Won)	￦	141	￦	150	￦	160

(1)	Includes cash dispensers.

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

Credit Cards

We offer credit card products and services mainly to consumers and corporate customers in Korea. In April 2013, as a part of our strategy to enhance our credit card operations and increase its synergies with our other businesses, we effected a horizontal spin-off of our credit card business. As a result, our former credit card business is operated by a wholly-owned subsidiary, Woori Card. As of December 31, 2017, Woori Card’s market share based on transaction volume was approximately 8.7%, which ranked Woori Card as the sixth largest credit card issuer in Korea, according to BC Research, which is a quarterly report issued by BC Card.

Our credit card operations benefit from Woori Card’s ownership of a 7.65% equity stake in BC Card. BC Card is co-owned by KT Corporation, which is one of Korea’s largest telecommunications companies, and other Korean financial institutions, and operates the largest merchant payment network in Korea as measured by transaction volume. This ownership stake allows us to outsource production and delivery of new credit cards, the preparation of monthly statements, management of merchants and other ancillary services to BC Card for our credit card operations.

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

The following tables set forth certain data relating to the credit card operations of Woori Card (including BC Cards and Visa Cards issued through the BC Card consortium) as of the dates or for the period indicated:

	As of or for the year ended December 31,
	2015		2016		2017
	(in billions of Won, unless indicated otherwise)
Number of credit card holders (at year end) (thousands of holders)
General accounts		11,789		12,125		12,509
Corporate accounts		642		481		550

Total		12,431		12,606		13,059

Active ratio(1)		47.20%		49.00%		50.70%
Credit card interest and fees
Installment and cash advance interest	￦	223	￦	236	￦	225
Annual membership fees		43		56		72
Merchant fees		763		831		896
Other fees		343		421		570

Total	￦	1,372	￦	1,544	￦	1,763

Charge volumes
General purchase	￦	50,761	￦	59,678	￦	58,454
Installment purchase		5,454		6,231		6,796
Cash advance		4,404		4,620		4,700
Card loan		2,984		2,991		2,944

Total	￦	63,603	￦	73,520	￦	72,894

Outstanding balances (at year end)
General purchase	￦	2,275	￦	2,580	￦	2,595
Installment purchase		1,315		1,383		1,559
Cash advance		565		573		574
Card loan		1,951		2,146		2,107

Total	￦	6,106	￦	6,682	￦	6,835

Average outstanding balances
General purchase	￦	2,299	￦	2,591	￦	2,822
Installment purchase		1,208		1,375		1,520
Cash advance		558		576		581
Card loan		1,748		2,047		2,174

Total	￦	5,813	￦	6,589	￦	7,097

Delinquency ratios(2)
Less than 1 month		1.68		1.37		1.78
From 1 month to 3 months		0.83		0.76		0.72
From 3 months to 6 months		0.76		0.44		0.57
Over 6 months		0.00		0.00		0.00

Total		3.27%		2.57%		3.07%

Non-performing loan ratio(3)		1.12%		0.76%		0.83%
Gross charge-offs	￦	198	￦	242	￦	228
Recoveries		34		44		51

Net charge-offs	￦	164	￦	198	￦	177

Gross charge-off ratio(4)		3.41%		3.66%		3.22%
Net charge-off ratio(5)		2.82%		3.00%		2.49%

(1)	Represents the ratio of accounts used at least once within the past month to total accounts as of the end of the relevant year.
(2)	Our delinquency ratios may not fully reflect all delinquent amounts relating to our outstanding balances since a certain portion of delinquent credit card balances (defined as balances one day or more past due) were restructured into loans and were not treated as being delinquent at the time of conversion or for a period of time thereafter. Including all restructured loans, outstanding balances overdue by more than one month accounted for 3.1% of our credit card balances as of December 31, 2017.

(3)	Represents the ratio of balances that are more than three months overdue to total outstanding balances as of the end of the relevant year. These ratios do not include the following amounts of previously delinquent credit card balances restructured into loans that were classified as normal or precautionary as of December 31, 2015, 2016 and 2017:

	As of December 31,
	2015		2016		2017
	(in billions of Won)
Restructured loans	￦	73	￦	102	￦	122

(4)	Represents the ratio of gross charge-offs for the year to average outstanding balances for the year. Our charge-off policy is to charge off balances which are more than six months past due (including previously delinquent credit card balances restructured into loans that are more than six months overdue from the point at which the relevant balances were so restructured), except for those balances with a reasonable probability of recovery.
(5)	Represents the ratio of net charge-offs for the year to average outstanding balances for the year.

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

In recent years, credit card issuers in Korea have agreed with selected cardholders to restructure their delinquent credit card account balances as loans that have more gradual repayment terms, in order to retain fundamentally sound customers who are experiencing temporary financial difficulties and to increase the likelihood of eventual recovery on those balances. In line with industry practice, we have restructured a portion of our delinquent credit card account balances as loans. The general qualifications to restructure delinquent credit card balances as loans are that the delinquent amount be more than one month overdue and in excess of ￦1 million. The terms of the restructured loans usually require the payment of approximately 10% to 20% of the outstanding balance as a down payment and that they be guaranteed by a third party and carry higher interest rates than prevailing market rates. These loans are usually required to be repaid by the borrower in installments over terms ranging from three months to 60 months. As of December 31, 2017, the total amount of our restructured loans was ￦131 billion. Because restructured loans are not initially recorded as being delinquent, our delinquency ratios do not fully reflect all delinquent amounts relating to our outstanding credit card balances.

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

We outsource the management of merchants to BC Card. We charge merchant fees to merchants for processing transactions. Merchant fees vary depending on the type of merchant and the total transaction amounts generated by the merchant. As of December 31, 2017, we charged merchants an average of 1.37% of their respective total transaction amounts. In addition to merchant fees, we receive nominal interchange fees for international card transactions.

Capital Markets Activities

We engage in capital markets activities for our own account and for our customers. Our capital markets activities include securities investment and trading, derivatives trading, asset securitization services and investment banking.

Securities Investment and Trading

We invest in and trade securities for our own account, in order to maintain adequate sources of liquidity and to generate interest and dividend income and capital gains. As of December 31, 2017, our investment portfolio, which consists of held-to-maturity financial assets and available-for-sale financial assets, and our trading portfolio, which consists of financial assets held for trading and financial assets designated at fair value through profit or loss (excluding deposits and derivative assets), had a combined total book value of ￦34,804 billion and represented 11.0% of our total assets.

Our trading and investment portfolios consist primarily of Korean treasury securities and debt securities issued by Korean government agencies, including the KDIC, local governments or government-invested enterprises, and debt securities issued by financial institutions. As of December 31, 2017, we held debt securities with a total book value of ￦32,462 billion, of which:

•	held-to-maturity debt securities accounted for ￦16,749 billion, or 51.6%;

•	available-for-sale debt securities accounted for ￦13,059 billion, or 40.2%;

•	debt securities held for trading accounted for ￦2,644 billion, or 8.2%; and

•	debt securities designated at fair value through profit or loss accounted for ￦10 billion, or less than 0.1%.

Of these amounts, as of December 31, 2017, debt securities issued by the Korean government amounted to ￦3,995 billion, or 23.9% of our held-to-maturity debt securities, ￦2,331 billion, or 17.8% of our available-for-sale debt securities, and ￦540 billion, or 20.4% of our trading debt securities.

From time to time, we also purchase and sell equity securities for our securities portfolios. Our equity securities consist primarily of equities listed on the KRX KOSPI Market or the KRX KOSDAQ Market. As of December 31, 2017:

•	equity securities in our available-for-sale portfolio had a book value of ￦1,411 billion, or 9.2% of our available-for-sale securities portfolio;

•	equity securities held for trading accounted for ￦22 billion, or 0.8% of our held-for-trading securities portfolio; and

•	equity securities designated at fair value through profit or loss accounted for ￦13 billion, or 56.5% of our financial assets designated at fair value through profit or loss portfolio.

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

The following tables show, as of the dates indicated, the gross unrealized gains and losses within our investment portfolio and the amortized cost and fair value of the portfolio by type of investment financial asset:

	As of December 31, 2015
	Amortized Cost		Gross Unrealized Gain		Gross Unrealized Loss		Fair Value
	(in billions of Won)
Available-for-sale financial assets:
Debt securities
Korean treasury and government agencies	￦	3,530	￦	29	￦	—	￦	3,559
Financial institutions		5,599		27		—		5,626
Corporate		3,809		79		—		3,888
Asset-backed securities		260		—		(2)		258
Foreign currency bonds		650		1		(13)		638
Others		12		8		—		20

Subtotal		13,860		144		(15)		13,989
Equity securities		968		376		(6)		1,338
Beneficiary certificates(1)		1,119		24		(25)		1,118
Others		723		3		—		726

Total available-for-sale financial assets	￦	16,670	￦	547	￦	(46)	￦	17,171

Held-to-maturity financial assets:
Debt securities
Korean treasury and government agencies	￦	3,367	￦	64	￦	—	￦	3,431
Financial institutions		4,138		26		—		4,164
Corporate		6,021		107		(5)		6,123
Foreign currency bonds		96		—		—		96

Total held-to-maturity financial assets	￦	13,622	￦	197	￦	(5)	￦	13,814

	As of December 31, 2016
	Amortized Cost		Gross Unrealized Gain		Gross Unrealized Loss		Fair Value
	(in billions of Won)
Available-for-sale financial assets:
Debt securities
Korean treasury and government agencies	￦	3,779	￦	14	￦	(4)	￦	3,789
Financial institutions		6,311		7		(4)		6,314
Corporate		4,336		94		(21)		4,409
Asset-backed securities		250		—		(1)		249
Foreign currency bonds		1,227		1		(16)		1,212
Others		73		2		—		75

Subtotal		15,976		118		(46)		16,048
Equity securities		1,034		420		—		1,454
Beneficiary certificates(1)		2,803		40		(21)		2,822
Others		494		3		(3)		494

Total available-for-sale financial assets	￦	20,307	￦	581	￦	(70)	￦	20,818

Held-to-maturity financial assets:
Debt securities
Korean treasury and government agencies	￦	3,754	￦	27	￦	(7)	￦	3,774
Financial institutions		5,169		9		(5)		5,173
Corporate		4,823		58		(7)		4,874
Foreign currency bonds		164		—		—		164

Total held-to-maturity financial assets	￦	13,910	￦	94	￦	(19)	￦	13,985

	As of December 31, 2017
	Amortized Cost		Gross Unrealized Gain		Gross Unrealized Loss		Fair Value
	(in billions of Won)
Available-for-sale financial assets:
Debt securities
Korean treasury and government agencies	￦	2,339	￦	1	￦	(9)	￦	2,331
Financial institutions		5,225		2		(10)		5,217
Corporate		2,727		4		(6)		2,725
Asset-backed securities		310		—		(2)		308
Foreign currency bonds		2,450		3		(10)		2,443
Others		35		—		—		35

Subtotal		13,086		10		(37)		13,059
Equity securities		982		431		(2)		1,411
Beneficiary certificates(1)		698		19		(4)		713
Others		169		1		—		170

Total available-for-sale financial assets	￦	14,935	￦	461	￦	(43)	￦	15,353

Held-to-maturity financial assets:
Debt securities
Korean treasury and government agencies	￦	3,995	￦	7	￦	(15)	￦	3,987
Financial institutions		7,245		3		(15)		7,233
Corporate		5,312		12		(25)		5,299
Foreign currency bonds		197		1		(1)		197

Total held-to-maturity financial assets	￦	16,749	￦	23	￦	(56)	￦	16,716

(1)	Beneficiary certificates are instruments that are issued by and represent an ownership interest in an investment trust. Investment trusts, which operate like mutual funds in the United States, are managed by investment trust management companies and invest in portfolios of securities and/or other financial instruments, such as certificates of deposit. Beneficiary certificates give the holder beneficial rights to both the relevant investment trust and the trust property in which the investment trust has invested.

For a discussion of our risk management policies with respect to our securities trading activities, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Market Risk Management—Market Risk Management for Trading Activities.”

Derivatives Trading

We offer derivatives products and engage in derivatives trading, mostly for our corporate customers. Our trading volume was ￦203,956 billion in 2015, ￦233,871 billion in 2016 and ￦268,734 billion in 2017. Our aggregate net trading revenue (loss) from derivatives for the years ended December 31, 2015, 2016 and 2017 was ￦174 billion, ￦176 billion and ￦(53) billion, respectively.

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

The following shows the estimated fair value of derivatives we held or had issued for trading purposes as of the dates indicated:

	As of December 31,
	2015				2016				2017
	Estimated Fair Value of Assets		Estimated Fair Value of Liabilities		Estimated Fair Value of Assets		Estimated Fair Value of Liabilities		Estimated Fair Value of Assets		Estimated Fair Value of Liabilities
	(in billions of Won)
Currency derivatives	￦	1,441	￦	1,439	￦	2,331	￦	2,246	￦	2,732	￦	2,782
Interest rate derivatives		938		975		491		532		236		267
Equity derivatives		—		155		73		229		147		100
Commodity derivatives		11		12		3		3		1		1

Total	￦	2,390	￦	2,581	￦	2,898	￦	3,010	￦	3,116	￦	3,150

For a discussion of our risk management policies with respect to our derivatives trading activities, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Market Risk Management—Market Risk Management for Trading Activities.”

Asset Securitization Services

We are active in the Korean asset-backed securities market. We participate in asset securitization transactions in Korea by acting as arranger, trustee or liquidity provider. In 2017, we were involved in asset securitization transactions with an initial aggregate issue amount of ￦583 billion and generated total fee income of approximately ￦16 billion in connection with such transactions. The securities issued in asset securitization transactions are sold mainly to institutional investors buying through Korean securities firms.

Investment Banking

We engage in investment banking activities in Korea. In addition, we provide project finance and financial advisory services, in the area of social overhead capital projects such as highway, port, power and water and sewage projects, as well as structured finance, leveraged buy-out financing, equity and venture financing and mergers and acquisitions financing services. In 2017, we generated investment banking revenue of approximately ￦153 billion from gains on investment in foreign bonds and equity securities and fees from advisory and other services.

We believe that significant opportunities exist for us to leverage our existing base of large corporate and small- and medium-sized banking customers to cross-sell investment banking services. We intend to expand our investment banking operations to take advantage of these opportunities, with a view to increasing our fee income and further diversifying our revenue base.

International Banking

We engage in various international banking activities, including foreign exchange services and dealing, import and export-related services, offshore lending, syndicated loans and foreign currency securities investment. These services are provided primarily to our domestic customers and overseas subsidiaries and affiliates of Korean corporations and, to a limited extent, to local companies and individuals. We also raise foreign currency funding through our international banking operations. In addition, we provide commercial banking services to retail and corporate customers in select overseas markets.

The table below sets forth certain information regarding our foreign currency assets and borrowings:

	As of December 31,
	2015		2016		2017
	(in millions of US$)
Total foreign currency assets	US$	33,329	US$	33,670	US$	35,678
Foreign currency borrowings
Call money	US$	1,097	US$	1,131	US$	593
Long-term borrowings		4,883		4,841		4,290
Short-term borrowings		7,247		4,797		6,191

Total foreign currency borrowings	US$	13,227	US$	10,769	US$	11,074

The table below sets forth our overseas subsidiaries and direct branches in operation as of December 31, 2017:

Business Unit(1)	Location
Subsidiaries:
Woori America Bank	United States
PT Bank Woori Saudara Indonesia 1906, Tbk	Indonesia
Woori Global Markets Asia Limited	China (Hong Kong)
Woori Bank (China) Limited	China
AO Woori Bank	Russia
Banco Woori Bank do Brasil S.A.	Brazil
Woori Finance Cambodia	Cambodia
Woori Finance Myanmar	Myanmar
Wealth Development Bank Corp.	Philippines
Woori Bank Vietnam	Vietnam
Branches, Agencies and Representative Offices:
London Branch	United Kingdom
Tokyo Branch	Japan
Singapore Branch	Singapore
Hong Kong Branch	China (Hong Kong)
Bahrain Branch	Bahrain
Dhaka Branch	Bangladesh
Gaeseong Branch	Korea(2)
New York Agency	United States
Los Angeles Branch	United States
Chennai Branch	India
Sydney Branch	Australia
Dubai Branch	United Arab Emirates
Gurgaon Branch	India
Mumbai Branch	India
Kuala Lumpur Representative Office	Malaysia
Yangon Representative Office	Myanmar
Iran Representative Office	Iran
Katowice Representative Office	Poland

(1)	Does not include subsidiaries and branches in liquidation or dissolution.
(2)	Due to the shutdown of the Gaeseong Industrial Complex in February 2016, the Gaeseong Branch is currently located at our corporate headquarters in Seoul.

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

Woori America Bank currently operates 21 branches in New York, New Jersey, Maryland, Virginia, Pennsylvania and California and provides retail and corporate banking services targeted towards the Korean-American community. Woori America Bank had total assets of US$1,831 million as of December 31, 2017 and net profit of US$10 million in 2017.

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

In January 2014, we completed the purchase of an additional 27% equity interest (in addition to the 6% equity interest we previously acquired through our subsidiary PT. Bank Woori Indonesia) in PT. Bank Himpunan Saudara 1906, an Indonesian commercial bank with a network of over 100 branches and offices throughout Indonesia. In December 2014, PT. Bank Woori Indonesia merged with and into PT. Bank Himpunan Saudara 1906. The merged entity, in which we hold a 79.9% equity interest, was renamed PT Bank Woori Saudara Indonesia 1906, Tbk and became our consolidated subsidiary. As of December 31, 2017, PT Bank Woori Saudara Indonesia 1906, Tbk had total assets of approximately US$2,090 million and shareholders’ equity of US$455 million.

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

In November 2016, we established a local subsidiary in Vietnam, Woori Bank Vietnam, which commenced operations in January 2017 and currently operates the branches in Hanoi, Bac Ninh and Ho Chi Minh City that we previously operated directly.

We are also expanding our network of branches in South and Southeast Asia through our other local subsidiaries, including PT Bank Woori Saudara Indonesia 1906, Tbk, Woori Finance Myanmar, Wealth Development Bank Corp. and Woori Finance Cambodia.

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

We receive fees for our trust management services that are generally based upon a percentage, ranging between 0.01% and 2.0%, of the net asset value of the assets under management. We also receive penalty payments when customers terminate their trust deposit prior to the original contract maturity. Fees that we received for trust management services (including those fees related to property trust management services, described below, but excluding those fees relating to guaranteed trusts, which are eliminated in consolidation), net of expenses, amounted to ￦49 billion in 2015, ￦78 billion in 2016 and ￦142 billion in 2017.

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

	As of December 31,
	2015		2016		2017
	(in billions of Won)
Principal and interest guaranteed trusts	￦	1	￦	1	￦	1
Principal guaranteed trusts		1,287		1,344		1,401
Performance trusts		21,324		25,767		29,252

Total	￦	22,612	￦	27,112	￦	30,654

The trust assets we manage consist principally of investment securities, loans made from the trusts and amounts due from banks. The investment securities consist of government-related debt securities, corporate debt securities, including bonds and commercial paper, equity securities and other securities. As of December 31, 2017, our money trusts had invested in securities with an aggregate book value of ￦9,712 billion, which accounted for approximately 22.1% of our money trust assets. Debt securities accounted for ￦4,156 billion of this amount.

Our money trusts also invest, to a lesser extent, in equity securities, including beneficiary certificates issued by investment trust management companies. As of December 31, 2017, equity securities held by our money trusts amounted to ￦5,556 billion, which accounted for approximately 12.7% of our money trust assets. Of this amount, ￦1,248 billion was from money trusts over which we had investment discretion and the remainder was from specified money trusts.

Loans made by our money trusts are similar in type to the loans made by our banking operations. As of December 31, 2017, our money trusts had made loans in the aggregate principal amount of ￦12,852 billion (excluding loans to our banking operations of ￦2,712 billion), which accounted for approximately 29.3% of our money trust assets.

The amounts due from banks consist of local currency and foreign currencies. As of December 31, 2017, such amounts due from banks totaled ￦13,349 billion, which accounted for approximately 30.4% of our money trust assets.

If the income from a money trust for which we provide a guarantee is less than the amount of the payments we have guaranteed, we will need to pay the amount of the shortfall with funds from special reserves maintained in our trust accounts, followed by basic fees from that money trust and funds from our banking operations. We net any payments we make as a result of these shortfalls against any gains we receive from other money trusts. No material payments of any such shortfall amounts were made in 2017.

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

In 2017, our property trust fees generally ranged from 0.003% to 0.04% of total assets under management, depending on the type of trust account product. As of December 31, 2017, the balance of our property trusts totaled ￦12,608 billion.

Property trusts are not consolidated within our financial statements.

Trustee and Custodian Services Relating to Securities Investment Trusts

As of December 31, 2017, we acted as a trustee for 2,491 securities investment trusts, mutual funds and other investment funds. We receive a fee for acting as a trustee and generally perform the following functions:

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

For the year ended December 31, 2017, our fee income from such services was ￦12 billion.

Other Businesses

Management of National Housing Urban Fund

In April 2008, we were selected to be the lead manager of the National Housing Urban Fund. The National Housing Urban Fund provides financial support to low-income households in Korea by providing mortgage financing and construction loans for projects to build small- and medium-sized housing. As of December 31, 2017, outstanding housing loans from the National Housing Urban Fund amounted to approximately ￦95.9 trillion, of which we originated approximately ￦50.9 trillion. The activities of the National Housing Urban Fund are funded primarily by the issuance of national housing bonds, which must be purchased by persons and legal entities wishing to make real estate-related registrations and filings, and by subscription savings deposits held at the National Housing Urban Fund.

In return for managing the operations of the National Housing Urban Fund, we receive a monthly fee. This fee consists of a fund raising fee, a loan origination fee and a management fee. The fund raising fee is based on the number of National Housing Urban Fund subscription savings deposit accounts opened and the level of activity for existing accounts and the number of National Housing Urban Fund bonds issued or redeemed. The loan origination fee is based on the number of new National Housing Urban Fund loans and the number of National Housing Urban Fund mortgage loans to contractors constructing housing units that are assumed by the individual buyers of housing units and the level of activity for existing loans during each month. The management fee is based on the monthly average of the number of outstanding accounts and the monthly average of the number of overdue loans owed to the National Housing Urban Fund. We received total fees of approximately ￦51 billion for managing the National Housing Urban Fund in 2017.

Bancassurance

The term “bancassurance” refers to the marketing and sale by commercial banks of insurance products manufactured within a group of affiliated companies or by third-party insurance companies. We market a wide range of bancassurance products. In 2017, we generated fee income of approximately ￦86.5 billion through the marketing of bancassurance products. We believe that we will be able to continue to develop an important new source of fee-based revenues by expanding our offering of these products. We have entered into bancassurance marketing arrangements with 29 insurance companies, including Samsung Life Insurance, Samsung Fire and Marine Insurance, Hanwha Life Insurance, Hyundai Fire and Marine Insurance and American International Assurance, and plan to enter into additional insurance product marketing arrangements with other leading insurance companies whose names and reputation are likely to be familiar to our customer base.

Private Equity

In 2016, Woori Private Equity Co., Ltd., which was established in October 2005, registered as a specialized private placement collective investment business under the Financial Investment Services and Capital Markets Act and changed its name to Woori Private Equity Asset Management Co., Ltd., or Woori PEAM. Such registration enabled it to manage specialized private placement collective investment vehicles (which include hedge funds) targeting professional investors, in addition to its existing business of making long-term and strategic investments in buyout target companies and actively involving itself in their management. In 2017, three of the private equity funds for which Woori PEAM acted as general partner, Woori Private Equity Fund, the size of which was approximately ￦344 billion, Woori Blackstone Korea Opportunity Private Equity Fund I, the size of which was approximately ￦606 billion, and Woori Columbus Private Equity Fund I, the size of which was approximately ￦61 billion, were successfully liquidated after meeting their respective investment objectives. We expect that Woori PEAM will continue to provide us with investment opportunities, through identifying potential investees suffering from inefficient management and effecting financial restructuring and strategic reorientation in those investees so as to enhance their enterprise value, as well as serve as a source of business for other segments by managing specialized private placement collective investment vehicles for professional investors.

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

Furthermore, the introduction of Internet-only banks in Korea is expected to increase competition in the Korean banking industry. Internet-only banks generally operate without branches and conduct most of their operations through electronic means, which enable them to minimize costs and offer customers higher interest rates on deposits or lower lending rates. In April 2017, K bank, the first Internet-only bank in Korea, in which we own 13.8% of the equity with voting rights, commenced operations. Kakao Bank, a mobile-only bank, commenced operations in July 2017.

Moreover, in March 2016, the Financial Services Commission introduced an individual savings account scheme in Korea, which enables individuals to efficiently manage a wide range of retail investment vehicles, including cash deposits, investment funds and securities investment products, from a single integrated account with one financial institution and offers tax benefits on investment returns. Since the scheme backed by the Korean government allows only one individual savings account per person, financial institutions have been competing to retain existing customers and attract new customers since the launch of the individual savings account scheme. Over 30 financial institutions, including banks, securities companies and insurance companies, have registered with the Financial Services Commission to sell their individual savings account products, and competition among these financial institutions is expected to remain intense.

Moreover, the Korean financial industry is undergoing significant consolidation. The number of nationwide commercial banks in Korea has decreased from 16 as of December 31, 1997 to six as of December 31, 2017. A number of significant mergers and acquisitions in the industry have taken place in Korea in recent years, including Hana Financial Group’s acquisition of a controlling interest in Korea Exchange Bank in 2012, the subsequent merger of Hana Bank into Korea Exchange Bank in 2015, KB Financial Group’s acquisition of Hyundai Securities Co., Ltd. in 2016 and the subsequent merger of Hyundai Securities with and into KB Investment & Securities Co., Ltd. in 2016. In 2016, Mirae Asset Securities Co., Ltd. acquired a 43% interest in KDB Daewoo Securities Co., Ltd., which changed its name to Mirae Asset Daewoo Securities Co., Ltd., and subsequently merged with and into Mirae Asset Daewoo Securities to create the largest securities company in Korea in terms of capital. Furthermore, in 2014, pursuant to the implementation of the Korean government’s privatization plan with respect to Woori Finance Holdings and its former subsidiaries, Woori Financial, Woori Asset Management and Woori F&I were acquired by KB Financial Group, Kiwoom Securities and Daishin Securities, respectively, and Woori Investment & Securities, Woori Aviva Life Insurance and Woori FG Savings Bank were acquired by NongHyup Financial Group. In addition, in October 2014, the KDIC’s ownership interest in Kwangju Bank and Kyongnam Bank were acquired by JB Financial Group and BS Financial Group, respectively. See “Item 4.A. History and Development of the Company—Privatization Plan.”

We expect that consolidation in the Korean financial industry will continue. Other financial institutions may seek to acquire or merge with other entities, and the financial institutions resulting from this consolidation may, by virtue of their increased size and business scope, provide significantly greater competition for us. We also believe that foreign financial institutions, many of which have greater experience and resources than we do, may seek to compete with us in providing financial products and services either by themselves or in partnership with existing Korean financial institutions. See “Item 3.D. Risk Factors—Risks relating to competition.”

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

Loan Portfolio

As of December 31, 2017, the balance of our total loan portfolio was ￦252,793 billion. As of December 31, 2017, 89.4% of our total loans were Won-denominated loans and 10.6% of our total loans were denominated in other currencies. Of the ￦26,827 billion of foreign currency-denominated loans as of that date, approximately 54.7% represented “foreign” loans to offshore entities and individuals. We make foreign loans primarily through our overseas branches to affiliates of large Korean manufacturing companies for trade financing and working capital.

Except where we specify otherwise, all loan amounts stated below do not include amounts due from banks and other receivables and are prior to deducting allowance for credit losses and present value discount or reflecting deferred origination costs, and all corporate loan amounts stated below include loans made to the Korean government and government-owned agencies and banks.

Loan Types

The following table presents loans by type as of the dates indicated. Total loans reflect our loan portfolio, including past due amounts.

	As of December 31,
	2013(1)		2014		2015		2016		2017
	(in billions of Won)
Domestic:
Corporate(2):
Commercial and industrial	￦	91,058	￦	89,410	￦	92,802	￦	88,968	￦	93,320
Lease financing		—		—		—		7		25
Trade financing		10,296		11,937		11,446		10,699		9,290
Other commercial		9,690		11,440		12,229		12,923		21,283

Total corporate		111,044		112,787		116,477		112,597		123,918
Consumer:
General purpose household		25,094		25,070		26,971		30,684		34,374
Mortgage		19,952		28,988		40,598		47,630		47,476
Home equity		25,732		25,340		24,657		24,486		25,513
Total consumer		70,778		79,398		92,226		102,800		107,363
Credit cards		4,209		5,114		6,099		6,674		6,827

Total domestic		186,031		197,299		214,802		222,071		238,108
Foreign:
Corporate(3):
Commercial and industrial		6,961		7,989		9,518		10,540		9,632
Trade financing		319		725		1,421		2,156		2,655
Other commercial		192		245		206		350		471

Total corporate		7,472		8,959		11,145		13,046		12,758
Consumer		263		819		1,222		1,684		1,927

Total foreign		7,735		9,778		12,367		14,730		14,685

Total loans(4)	￦	193,766	￦	207,077	￦	227,169	￦	236,801	￦	252,793

Less: present value discount		(25)		(17)		(5)		(14)		(11)
Less: deferred origination costs (fees)		295		368		435		464		511
Less: allowance for credit losses		(3,337)		(2,609)		(2,051)		(1,851)		(1,770)

Total loans, net	￦	190,699	￦	204,819	￦	225,548	￦	235,400	￦	251,523

(1)	The amounts as of December 31, 2013 exclude certain former subsidiaries classified as a disposal group held for distribution or sale.
(2)	Including loans made to banks and the Korean government and government-owned agencies.
(3)	Including loans made to banks.
(4)	Not including due from banks and other receivables.

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

20 Largest Exposures by Borrower

As of December 31, 2017, our exposures to our 20 largest borrowers or issuers totaled ￦47,540 billion and accounted for 12.5% of our total exposures. The following table sets forth our total exposures to those borrowers or issuers as of that date:

	Loans
Company (Credit Rating)(1)	Won currency		Foreign currency		Equity securities		Debt securities		Guarantees and acceptances		Total exposures		Collateral(2)		Amounts classified as substandard or below(3)
	(in billions of Won)
The Bank of Korea(4)	￦	1,420	￦	—	￦	—	￦	6,610	￦	—	￦	8,030	￦	—	￦	—
Korean Government(4)		—		—		—		6,760		—		6,760		—		—
Korea Development Bank (AAA)		—		6		—		4,253		—		4,259		—		—
Korea Housing Finance Corporation (AAA)		—		—		—		3,172		—		3,172		—		—
Korea Land & Housing Corporation (AAA)		465		—		—		2,516		—		2,981		—		—
Samsung Electronics (AA)		200		2,274		5		—		—		2,479		—		—
Mirae Asset Daewoo (AA+)		2,413		—		—		—		—		2,413		—		—
NH Investment & Securities (AA+)		2,332		—		—		—		—		2,332		—		—
Shinhan Investment (AAA)		1,780		—		—		—		—		1,780		—		—
Meritz Securities (AA-)		1,628		—		—		—		—		1,628		—		—
Industrial Bank of Korea (AAA)		64		24		—		1,496		—		1,584		—		—
Kyobo Securities (A+)		1,284		—		—		—		—		1,284		—		—
Samsung Securities (AA+)		1,280		—		—		—		—		1,280		—		—
KB Securities (AA)		1,270		—		—		—		—		1,270		—		—
Korea Securities Finance Corp. (AAA)		1,100		—		71		—		—		1,171		—		—
Hana Financial Investment (AA)		1,120		—		—		—		—		1,120		—		—
Defense Acquisition Program Administration(4)		—		—		—		—		1,114		1,114		—		—
Korea Investment & Securities (AA)		1,063		—		—		—		—		1,063		—		—
Samsung Heavy Industries (BBB+)		100		46		—		—		793		939		50		—
Export-Import Bank of Korea (AAA)		1		—		—		880		—		881		—		—

Total	￦	17,520	￦	2,350	￦	76	￦	25,687	￦	1,907	￦	47,540	￦	50	￦	—

(1)	Credit ratings are from one of the domestic credit rating agencies in Korea, including Korea Ratings Corporation, NICE Investors Service Co. and Korea Information Service Inc., as of December 31, 2017. If multiple ratings were available, the lowest one is indicated.
(2)	The value of collateral is appraised based on future cash flow and observable market price.
(3)	Classification is based on the Financial Services Commission’s asset classification criteria.
(4)	Credit rating is unavailable.

As of December 31, 2017, five of these top 20 borrowers or issuers were companies belonging to the 24 largest chaebol in Korea. See “Item 3.D. Risk Factors—Risks relating to our corporate credit portfolio—We have exposure to the largest Korean commercial conglomerates, known as “chaebols,” and, as a result, financial difficulties of chaebols may have an adverse impact on us.”

Exposure to Chaebols

As of December 31, 2017, 6.6% of our total exposure was to the 24 largest chaebols in Korea. The following table shows, as of December 31, 2017, our total exposures to the 10 chaebols to which we have the largest exposure:

	Loans
Chaebol	Won currency		Foreign currency		Equity securities		Debt securities		Guarantees and acceptances		Total exposures		Collateral(1)		Amounts Classified as substandard or below(2)
	(in billions of Won)
Samsung	￦	1,702	￦	3,180	￦	8	￦	20	￦	1,359	￦	6,269	￦	139	￦	—
Hyundai Motors		1,609		808		1		76		376		2,870		26		—
Mirae Asset		2,453		—		—		—		—		2,453		—		—
Hyundai Heavy Industries		684		108		—		—		1,048		1,840		11		—
SK		830		323		1		7		501		1,662		—		—
LG		948		277		1		20		108		1,354		6		—
Hanwha		867		134		—		55		91		1,147		156		—
Korea Investment		1,131		—		—		—		—		1,131		—		—
Doosan		435		104		—		—		492		1,031		101		—
Lotte		709		122		1		—		111		943		19		—

Total	￦	11,368	￦	5,056	￦	12	￦	178	￦	4,086	￦	20,700	￦	458	￦	—

(1)	The value of collateral is appraised based on future cash flow and observable market price.
(2)	Classification is based on the Financial Services Commission’s asset classification criteria.

Loan Concentration by Industry

The following table shows, as of December 31, 2017, the aggregate balance of our domestic and foreign corporate loans by industry concentration and as a percentage of our total corporate lending:

	Aggregate corporate loan balance		Percentage of total corporate loan balance
	(in billions of Won)
Industry
Manufacturing	￦	36,189	26.4%
Financial and insurance		25,084	18.4
Retail and wholesale		17,036	12.5
Hotel, leisure or transportation		7,378	5.4
Construction		4,503	3.3
Government and government agencies		311	0.2
Other		46,175	33.8

Total	￦	136,676	100.0%

Maturity Analysis

The following table sets out, as of December 31, 2017, the scheduled maturities (time remaining until maturity) of our loan portfolio:

	1 year or less		Over 1 year but not more than 5 years		Over 5 years		Total
	(in billions of Won)
Domestic
Corporate(1)
Commercial and industrial	￦	62,779	￦	24,970	￦	5,571	￦	93,320
Lease financing		—		25		—		25
Trade financing		9,290		—		—		9,290
Other commercial		18,438		2,085		760		21,283

Total corporate		90,507		27,080		6,331		123,918
Consumer
General purpose household		19,219		6,399		8,756		34,374
Mortgage		10,827		9,945		26,704		47,476
Home equity		3,737		3,437		18,339		25,513

Total consumer		33,783		19,781		53,799		107,363
Credit cards		5,997		766		64		6,827

Total domestic		130,287		47,627		60,194		238,108
Foreign
Corporate(2)
Commercial and industrial		5,635		3,122		875		9,632
Trade financing		2,655		—		—		2,655
Other commercial		260		175		36		471

Total corporate		8,550		3,297		911		12,758
Consumer
Other consumer		168		478		1,281		1,927

Total foreign		8,718		3,775		2,192		14,685

Total loans	￦	139,005	￦	51,402	￦	62,386	￦	252,793

(1)	Including loans made to banks and the Korean government and government-owned agencies.
(2)	Including loans made to banks.

A significant portion of our loans with maturities of one year is renewed annually. We typically roll over our working capital loans and consumer loans (other than those payable in installments) after we conduct our normal loan review in accordance with our loan review procedures. Under our internal guidelines, we may generally extend working capital loans on an annual basis for an aggregate term of five years. Those guidelines also allow us to generally extend consumer loans other than home equity loans for another term on an annual basis for an aggregate term of up to five years (and home equity loans for an aggregate term of up to 10 years).

Interest Rates

The following table shows, as of December 31, 2017, the total amount of our loans due after one year that have fixed interest rates and variable or adjustable interest rates:

	Domestic		Foreign		Total
	(in billions of Won)
Fixed rate(1)	￦	34,933	￦	2,206	￦	37,139
Variable or adjustable rates(2)		72,888		3,761		76,649

Total loans	￦	107,821	￦	5,967	￦	113,788

(1)	Fixed rate loans are loans for which the interest rate is fixed for the entire term.
(2)	Variable or adjustable rate loans are loans for which the interest rate is not fixed for the entire term.

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

Loan Loss Provisioning Policy

Under International Accounting Standard 39, Financial Instruments: Recognition and Measurement, we establish allowances for credit losses with respect to loans using either a case-by-case or collective approach. We assess individually significant loans on a case-by-case basis and other loans on a collective basis. In addition, if we determine that no objective evidence of impairment exists for a loan, we include such loan in a group of loans with similar credit risk characteristics and assess them collectively for impairment regardless of whether such loan is significant. If there is objective evidence that an impairment loss has been incurred for individually significant loans, the amount of the loss is measured as the difference between the financial asset’s carrying amount and the present value of the estimated future cash flows discounted at such asset’s original effective interest rate. Future cash flows are estimated through a case-by-case analysis of individually assessed assets, which takes into account the benefit of any guarantee or other collateral held. The value and timing of future cash flow receipts are based on available estimates in conjunction with facts available at the time of review and reassessed on a periodic basis as new information becomes available.

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

IFRS 9 Financial Instruments is effective, and replaces International Accounting Standard 39, for annual periods commencing on or after January 1, 2018. See “Item 5.B. Liquidity and Capital Resources—Recent Accounting Pronouncements.” IFRS 9 introduces a new impairment model which requires the calculation of allowance for credit losses based on expected credit losses instead of incurred losses (as is the case under International Accounting Standard 39) by assessing changes in expected credit losses and recognizing such changes as impairment loss (or reversal of impairment loss) in profit or loss. Under IFRS 9, the allowance required to be established with respect to a loan or receivable is the amount of the expected 12-month credit loss or the expected lifetime credit loss for the applicable loan or receivable, according to three stages of credit risk deterioration since initial recognition.

If additions or changes to the allowance for credit losses are required, then we record provisions for credit loss, which are included in impairment losses due to credit loss and treated as charges against current income. Credit exposures that we deem to be uncollectible, including actual loan losses, net of recoveries of previously charged-off amounts, are charged directly against the allowance for credit losses. See “Item 5.A. Operating Results—Critical Accounting Policies—Impairment of Loans and Allowance for Credit Losses.”

We consider the following loans to be impaired loans:

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

Problem Loans and Past Due Accruing Loans

We monitor and manage our “problem loans” by generally placing loans on “problem loan” status when payments of interest and/or principal become past due by 90 days. In addition, the following types of loans are classified as problem loans by us even if such loans are not past due:

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

Foregone interest is the portion of the contractual interest due on problem loans that we have not accrued in our books. If we had not foregone interest on our problem loans, we would have recorded gross interest income of ￦164 billion, ￦104 billion and ￦74 billion for 2015, 2016 and 2017, respectively, on loans accounted for as problem loans throughout the year, or since origination for loans held for part of the year. The actual amount of interest income on those loans included in our net income for 2015, 2016 and 2017 was ￦41 billion, ￦47 billion and ￦34 billion, respectively.

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

The following table shows, as of the dates indicated, the amount of loans that were problem loans and accruing loans which were past due 90 days or more:

	As of December 31,
	2013(1)						2014						2015						2016						2017
	Domestic		Foreign		Total		Domestic		Foreign		Total		Domestic		Foreign		Total		Domestic		Foreign		Total		Domestic		Foreign		Total
Loans classified as problem loans(2)
Corporate(3)	￦	3,645	￦	23	￦	3,668	￦	2,458	￦	82	￦	2,540	￦	1,901	￦	44	￦	1,945	￦	1,200	￦	67	￦	1,267	￦	924	￦	145	￦	1,069
Consumer(4)		600		—		600		547		6		553		436		4		440		442		20		462		460		23		483

Sub-total		4,245		23		4,268		3,005		88		3,093		2,337		48		2,385		1,642		87		1,729		1,384		168		1,551
Accruing loans which are contractually past due 90 days or more as to principal or interest(2)
Corporate(3)		—		—		—		2		—		2		—		—		—		3		—		3		2		—		2
Consumer(4)		—		—		—		—		—		—		—		—		—		—		—		—		—		—		—

Sub-total		—		—		—		2		—		2		—		—		—		3		—		3		2		—		2

Total	￦	4,245	￦	23	￦	4,268	￦	3,007	￦	88	￦	3,095	￦	2,337	￦	48	￦	2,385	￦	1,645	￦	87	￦	1,732	￦	1,386	￦	168	￦	1,553

(1)	The amounts as of December 31, 2013 exclude certain former subsidiaries classified as a disposal group held for distribution or sale.
(2)	Not including due from banks and other receivables, and prior to deducting allowance for credit losses and present value discount or reflecting deferred origination costs.
(3)	Including loans made to banks and the Korean government and government-owned agencies.

(4)	Includes credit card balances of ￦79 billion, ￦80 billion, ￦93 billion, ￦142 billion and ￦163 billion as of December 31, 2013, 2014, 2015, 2016 and 2017, respectively.

The following table shows, as of the dates indicated, the amount of problem loans, potential problem loans and non-performing loans:

	As of December 31,
	2015		2016		2017
	(in billions of Won)
Problem loans	￦	2,385	￦	1,729	￦	1,551
Potential problem loans(1)		1,603		1,158		937
Non-performing loans		2,909		2,080		1,853

(1)	Potential problem loans are those classified as precautionary that we determine, through our internal loan review process, as requiring close management due to the borrower’s financial condition, our forecast for the industry in which it operates or as a result of other developments relating to its business.

Loan Aging Schedule

The following table shows our loan aging schedule (excluding accrued interest) as of the dates indicated. In line with industry practice, we have restructured a portion of our delinquent credit card balances as loans.

	As of December 31, 2017
	Normal			Past due by 1 month or less			Past due by 1-3 months			Past due by 3-6 months			Past due by more than 6 months			Total
	(in billions of Won, except percentages)
	Amount		%	Amount past due		%	Amount past due		%	Amount past due		%	Amount past due		%	Amount		%
Domestic
Corporate(1)
Commercial and industrial	￦	92,767	36.7%	￦	172	0.1%	￦	81	0.0%	￦	98	0.0%	￦	202	0.1%	￦	93,320	36.9%
Lease financing		25	0.0		—	0.0		—	0.0		—	0.0		—	0.0		25	0.0
Trade financing		9,264	3.7		8	0.0		4	0.0		3	0.0		11	0.0		9,290	3.7
Other commercial		21,238	8.4		5	0.0		5	0.0		1	0.0		34	0.0		21,283	8.4

Total corporate		123,294	48.8		185	0.0		90	0.0		102	0.0		247	0.1		123,918	49.0
Consumer
General purpose household		34,084	13.5		165	0.1		41	0.0		30	0.0		54	0.0		34,374	13.6
Mortgages		47,104	18.7		277	0.1		46	0.0		23	0.0		26	0.0		47,476	18.8
Home equity		25,308	10.1		116	0.0		27	0.0		21	0.0		41	0.0		25,513	10.1

Total consumer		106,496	42.3		558	0.2		114	0.0		74	0.0		121	0.0		107,363	42.5
Credit cards		6,617	2.7		122	0.0		49	0.0		39	0.0		—	0.0		6,827	2.7

Total domestic		236,407	93.8		865	0.3		253	0.0		215	0.0		368	0.1		238,108	94.2
Foreign
Corporate(2)
Commercial and industrial		9,579	3.8		1	0.0		1	0.0		8	0.0		43	0.0		9,632	3.8
Trade financing		2,649	1.0		4	0.0		0	0.0		0	0.0		2	0.0		2,655	1.0
Other commercial		471	0.2		0	0.0		0	0.0		0	0.0		0	0.0		471	0.2

Total corporate		12,699	5.0		5	0.0		1	0.0		8	0.0		45	0.0		12,758	5.0
Consumer		1,864	0.8		2	0.0		3	0.0		1	0.0		57	0.0		1,927	0.8

Total foreign		14,563	5.8		7	0.0		4	0.0		9	0.0		102	0.0		14,685	5.8

Total loans(3)	￦	250,970	99.6%	￦	872	0.3%	￦	257	0.0%	￦	224	0.0%	￦	470	0.1%	￦	252,793	100.0%

(1)	Including loans made to banks and the Korean government and government-owned agencies.
(2)	Including loans made to banks.
(3)	Not including due from banks and other receivables, and prior to deducting allowance for credit losses and present value discount or reflecting deferred origination costs.

	As of December 31, 2016
	Normal			Past due by 1 month or less			Past due by 1-3 months			Past due by 3-6 months			Past due by more than 6 months			Total
	(in billions of Won, except percentages)
	Amount		%	Amount past due		%	Amount past due		%	Amount past due		%	Amount past due		%	Amount		%
Domestic
Corporate(1)
Commercial and industrial	￦	88,313	37.4%	￦	162	0.1%	￦	98	0.0%	￦	97	0.0%	￦	298	0.2%	￦	88,968	37.7%
Lease financing		7	0.0		—	0.0		—	0.0		—	0.0		—	0.0		7	0.0
Trade financing		10,671	4.5		4	0.0		4	0.0		10	0.0		10	0.0		10,699	4.5
Other commercial		12,843	5.4		6	0.0		2	0.0		17	0.0		55	0.0		12,923	5.4

Total corporate		111,834	47.3		172	0.1		104	0.0		124	0.0		363	0.2		112,597	47.6
Consumer
General purpose household		30,412	12.9		141	0.1		30	0.0		21	0.0		80	0.0		30,684	13.0
Mortgages		47,328	20.1		225	0.1		38	0.0		18	0.0		21	0.0		47,630	20.2
Home equity		24,269	10.3		112	0.0		24	0.0		17	0.0		64	0.0		24,486	10.3

Total consumer		102,009	43.3		478	0.2		92	0.0		56	0.0		165	0.0		102,800	43.5
Credit cards		6,502	2.7		92	0.0		51	0.0		29	0.0		—	0.0		6,674	2.7

Total domestic		220,345	93.3		742	0.3		247	0.0		209	0.0		528	0.2		222,071	93.8
Foreign
Corporate(2)
Commercial and industrial		10,449	4.5		1	0.0		2	0.0		36	0.0		52	0.0		10,540	4.5
Trade financing		2,155	0.9		—	0.0		—	0.0		—	0.0		1	0.0		2,156	0.9
Other commercial		350	0.1		—	0.0		—	0.0		—	0.0		—	0.0		350	0.1

Total corporate		12,954	5.5		1	0.0		2	0.0		36	0.0		53	0.0		13,046	5.5
Consumer		1,664	0.7		2	0.0		6	0.0		2	0.0		10	0.0		1,684	0.7

Total foreign		14,618	6.2		3	0.0		8	0.0		38	0.0		63	0.0		14,730	6.2

Total loans(3)	￦	234,963	99.5%	￦	745	0.3%	￦	255	0.0%	￦	247	0.0%	￦	591	0.2%	￦	236,801	100.0%

(1)	Including loans made to banks and the Korean government and government-owned agencies.
(2)	Including loans made to banks.
(3)	Not including due from banks and other receivables, and prior to deducting allowance for credit losses and present value discount or reflecting deferred origination costs.

	As of December 31, 2015
	Normal			Past due by 1 month or less			Past due by 1-3 months			Past due by 3-6 months			Past due by more than 6 months			Total
	(in billions of Won, except percentages)
	Amount		%	Amount past due		%	Amount past due		%	Amount past due		%	Amount past due		%	Amount		%
Domestic
Corporate(1)
Commercial and industrial	￦	91,443	40.3%	￦	158	0.1%	￦	154	0.1%	￦	534	0.2%	￦	513	0.3%	￦	92,802	41.0%
Trade financing		11,405	5.0		8	0.0		10	0.0		9	0.0		14	0.0		11,446	5.0
Other commercial		12,135	5.3		7	0.0		7	0.0		18	0.0		62	0.0		12,229	5.3

Total corporate		114,983	50.6		173	0.1		171	0.1		561	0.2		589	0.3		116,477	51.3
Consumer
General purpose household		26,679	11.8		143	0.1		38	0.0		25	0.0		86	0.0		26,971	11.9
Mortgages		40,337	17.8		188	0.1		33	0.0		16	0.0		24	0.0		40,598	17.9
Home equity		24,391	10.7		130	0.1		35	0.0		23	0.0		78	0.0		24,657	10.8

Total consumer		91,407	40.3		461	0.3		106	0.0		64	0.0		188	0.0		92,226	40.6
Credit cards		5,899	2.6		103	0.0		50	0.0		47	0.0		—	0.0		6,099	2.6

Total domestic		212,289	93.5		737	0.4		327	0.1		672	0.2		777	0.3		214,802	94.5
Foreign
Corporate(2)
Commercial and industrial		9,484	4.3		7	0.0		3	0.0		5	0.0		19	0.0		9,518	4.3
Trade financing		1,419	0.6		—	0.0		—	0.0		1	0.0		1	0.0		1,421	0.6
Other commercial		192	0.1		—	0.0		—	0.0		—	0.0		14	0.0		206	0.1

Total corporate		11,095	5.0		7	0.0		3	0.0		6	0.0		34	0.0		11,145	5.0
Consumer		1,218	0.5		1	0.0		1	0.0		—	0.0		2	0.0		1,222	0.5

Total foreign		12,313	5.5		8	0.0		4	0.0		6	0.0		36	0.0		12,367	5.5

Total loans(3)	￦	224,602	99.0%	￦	745	0.4%	￦	331	0.1%	￦	678	0.2%	￦	813	0.3%	￦	227,169	100.0%

(1)	Including loans made to banks and the Korean government and government-owned agencies.
(2)	Including loans made to banks.
(3)	Not including due from banks and other receivables, and prior to deducting allowance for credit losses and present value discount or reflecting deferred origination costs.

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

A portion of our loans to and debt securities of corporate customers are currently in workout, restructuring or rehabilitation. As of December 31, 2017, ￦529 billion, or 0.2%, of our total loans and debt securities were in workout, restructuring or rehabilitation. This included ￦245 billion of loans to and debt securities of large corporate borrowers in workout, restructuring or rehabilitation and ￦273 billion of loans to and debt securities of small- and medium-sized enterprises in workout, restructuring or rehabilitation, which represented 0.1% and 0.1% of our total loans and debt securities, respectively. Our Corporate Restoration Department manages our workout, restructured and rehabilitated loans. Upon approval of a workout, restructuring or rehabilitation plan, a credit exposure is initially classified as precautionary or lower and thereafter cannot be classified higher than precautionary with limited exceptions. If a corporate borrower is in workout, restructuring or rehabilitation, we take the status of the borrower into account in assessing our loans to and collateral from that borrower for purposes of establishing our allowance for credit losses.

The following table shows, as of December 31, 2017, our 10 largest exposures that were in workout, restructuring or rehabilitation:

	Loans														Amounts Classified as Substandard or Below(2)		Allowance for Credit Loss
Company	Won Currency		Foreign Currency		Equity Securities		Debt Securities		Guarantees and Acceptances		Total Exposures		Collateral(1)
	(in billions of Won)
Orient Shipyard	￦	—	￦	—	￦	—	￦	—	￦	76	￦	76	￦	—	￦	76	￦	18
Posco Plantec		68		—		—		—		—		68		20		68		49
Dongmoon Construction		49		—		—		—		—		49		20		28		9
STX Heavy Industries		19		—		—		—		19		38		25		13		13
DB Metal		—		22		—		—		8		30		—		30		19
Chuncheon Golf Academy		21		—		—		—		—		21		18		21		1
Dongbu Steel		—		13		4		—		1		18		—		1		1
NTS		17		—		—		—		—		17		11		17		2
Samhongsa		16		—		—		—		—		16		9		—		1
Korea Development		15		—		—		—		—		15		—		15		10

Total	￦	205	￦	35	￦	4	￦	—	￦	104	￦	348	￦	103	￦	269	￦	123

(1)	The value of collateral is appraised based on future cash flow and observable market price.
(2)	Classification is based on the Financial Services Commission’s asset classification criteria.

Potential Problem Loans

As of December 31, 2017, we had ￦937 billion of corporate loans in respect of which we had serious doubt as to the borrower’s ability to comply with repayment terms in the near future. Potential problem loans are those classified as precautionary that we determine, through our internal loan review process, as requiring close management due to the borrower’s financial condition, our forecast for the industry in which it operates or as a result of other developments relating to its business. The following table shows changes in our potential problem loans between December 31, 2016 and 2017:

	Amount
	(in billions of Won)
Balance of potential problem loans at December 31, 2016	￦	1,158
Increase in the balance of potential problem loans to borrowers who became newly classified as borrowers with potential problem loans in 2017		404
Decrease in the balance of potential problem loans to borrowers to whom we had potential problem loans outstanding at December 31, 2016 and have non-performing loans outstanding at December 31, 2017		(41)
Decrease in the balance of potential problem loans to borrowers to whom we had potential problem loans outstanding at December 31, 2016 but no longer have any loans outstanding at December 31, 2017		(515)
Decrease in the balance of potential problem loans to borrowers to whom we had potential problem loans outstanding at December 31, 2016 but have loans outstanding classified as normal at December 31, 2017		(74)
Net other decrease in the balance of potential problem loans to existing borrowers to whom we had potential problems loans outstanding at December 31, 2017		5

Balance at December 31, 2017	￦	937

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

	As of December 31,
	2013(1)			2014			2015			2016			2017
	(in billions of Won, except percentages)
Total non-performing loans	￦	4,996	(2)	￦	3,818	(3)	￦	2,909	(4)	￦	2,080	(5)	￦	1,853	(6)
As a percentage of total loans		2.58%			1.84%			1.28%			0.88%			0.73%

(1)	The amounts as of December 31, 2013 exclude certain former subsidiaries classified as a disposal group held for distribution or sale.
(2)	Excludes ￦62 billion of previously delinquent credit card balances restructured into loans that were classified as normal or precautionary.
(3)	Excludes ￦65 billion of previously delinquent credit card balances restructured into loans that were classified as normal or precautionary.
(4)	Excludes ￦73 billion of previously delinquent credit card balances restructured into loans that were classified as normal or precautionary.
(5)	Excludes ￦102 billion of previously delinquent credit card balances restructured into loans that were classified as normal or precautionary.
(6)	Excludes ￦122 billion of previously delinquent credit card balances restructured into loans that were classified as normal or precautionary.

The above amounts do not include loans classified as substandard or below that we sold to United Asset Management Corp., or UAMCO, or to certain structured companies. See “—Sales of Non-Performing Loans.”

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

The following table sets forth, as of the dates indicated, our total non-performing loans by type of loan:

	As of December 31,
	2013(1)			2014		2015			2016			2017
	Amount		%	Amount	%	Amount		%	Amount		%	Amount		%
	(in billions of Won, except percentages)
Domestic
Corporate
Commercial and industrial	￦	3,783	75.7%	￦2,751	72.1%	￦	2,098	72.1%	￦	1,222	58.8%	￦	1,051	56.6%
Lease financing		—	—	—	—		—	—		—	—		—	0.0
Trade financing		343	6.9	160	4.2		199	6.9		259	12.4		288	15.6
Other commercial		313	6.3	300	7.9		142	4.9		151	7.3		98	5.3

Total corporate		4,439	88.9	3,211	84.2		2,439	83.9		1,632	78.5		1,437	77.5
Consumer
General purpose household(2)		418	8.4	426	11.1		283	9.7		227	10.9		187	10.1
Mortgage		33	0.6	45	1.2		46	1.6		60	2.9		73	3.9

Total consumer		451	9.0	471	12.3		329	11.3		287	13.8		260	14.0
Credit cards		56	1.1	65	1.7		68	2.3		51	2.4		57	3.1

Total domestic		4,946	99.0	3,747	98.2		2,836	97.5		1,970	94.7		1,754	94.6
Foreign
Corporate
Commercial and industrial		47	0.9	51	1.3		41	1.4		91	4.4		74	4.0
Lease financing		—	—	—	—		—	—		—	0.0		—	0.0
Trade financing		—	—	3	0.1		2	0.1		1	0.0		2	0.1
Other commercial		—	—	—	—		14	0.5		—	0.0		7	0.4

Total corporate		47	0.9	54	1.4		57	2.0		92	4.4		83	4.5
Consumer		3	0.1	17	0.4		16	0.5		18	0.9		16	0.9

Total foreign		50	1.0	71	1.8		73	2.5		110	5.3		99	5.4

Total non- performing loans	￦	4,996	100.0%	￦3,818	100.0%	￦	2,909	100.0%	￦	2,080	100.0%	￦	1,853	100.0%

(1)	The amounts as of December 31, 2013 exclude certain former subsidiaries classified as a disposal group held for distribution or sale.
(2)	Includes home equity loans.

The following table presents an analysis of the changes in our non-performing loans for 2017:

	2017
	(in billions of Won)
Non-performing loans as of January 1, 2017	￦	2,080
Additions to non-performing loans
Loans transferred into non-performing loans		1,443
Reductions in non-performing loans
Loans sold		(319)
Loans modified and returned to performing loans		(189)
Loans paid down or paid off		(350)
Loans charged-off		(812)
Other		—

Total net reductions to non-performing loans		(227)

Total non-performing loans as of December 31, 2017	￦	1,853

Top 20 Non-Performing Loans.  As of December 31, 2017, our 20 largest non-performing loans accounted for 53.2% of our total non-performing loan portfolio. The following table shows, as of that date, certain information regarding those loans:

	Gross principal outstanding		Allowance for credit losses		Collateral(1)		Industry
	(in billions of Won)
Borrower A	￦	170	￦	157	￦	45	Manufacturing
Borrower B		166		139		—	Manufacturing
Borrower C		78		65		—	Manufacturing
Borrower D		72		12		68	Shipbuilding
Borrower E		71		40		—	Real estate
Borrower F		68		49		20	Manufacturing
Borrower G		53		38		—	Retail and wholesale
Borrower H		33		30		—	Manufacturing
Borrower I		32		30		—	Shipping
Borrower J		31		18		—	Shipbuilding
Borrower K		28		9		20	Construction
Borrower L		28		3		24	Real estate
Borrower M		27		16		—	Manufacturing
Borrower N		22		19		—	Manufacturing
Borrower O		21		1		18	Real estate
Borrower P		19		18		—	Manufacturing
Borrower Q		17		2		—	Real estate
Borrower R		17		2		11	Manufacturing
Borrower S		17		14		17	Manufacturing
Borrower T		16		15		—	Manufacturing

Total	￦	986	￦	677	￦	223

(1)	The value of collateral is appraised based on future cash flow and observable market price.

Non-Performing Loans and Impaired Loans

The term “non-performing loan” is used for our asset quality management in accordance with the Banking Industry Supervision Regulations of Korea, whereas the term “impaired loan” is used for financial reporting purposes based on our internal accounting policies in accordance with International Accounting Standard 39.

Major differences between non-performing loans and impaired loans are as follows:

Item	Non-performing loans	Impaired loans
Relevant regulation or accounting principle	Banking Industry Supervision Regulations of Korea (loans classified as “substandard,” “doubtful” or “estimated loss”)	Our internal policy based on IAS 39

Scope	Loans	Loans and receivables (including due from banks and other receivables)

Purchased impaired loans	Not included	Included

Loans classified as “precautionary” based on the Financial Services Commission’s asset classification criteria	Not included	Loans classified as “precautionary,” for which the borrower has a capital deficit or its auditor’s opinion on its financial statements is modified or qualified, are included

The following table shows, as of the dates indicated, the amounts of impaired loans and non-performing loans:

	As of December 31,
	2015		2016		2017
	(in billions of Won)
Impaired loans	￦	3,677	￦	2,554	￦	2,237
Precautionary loans meeting the definition of impaired loans(1)		81		142		51
Others		3,596		2,412		2,186
Non-performing loans		2,909		2,080		1,853

(1)	Includes loans that are individually significant where the borrower has a capital deficit or its external auditor has expressed a qualified opinion or disclaimed its opinion on the borrower’s financial statements.

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

In addition to making efforts to collect on our non-performing loans, we also undertake measures to reduce the overall level of our non-performing loans. These measures include:

•	selling our non-performing loans to structured companies established in connection with our joint ventures with several financial institutions; and

•	selling our non-performing loans to third parties, including UAMCO.

See “—Sales of Non-Performing Loans.” We generally expect to suffer a partial loss on loans that we sell or securitize, to the extent such sales and securitizations are recognized as such under IFRS.

Foreclosure and Collateral.  We generally foreclose on mortgages or exercise our security interests in respect of other collateral if a collateralized obligation becomes overdue for more than three months. At that time, we will petition a court to foreclose on collateral and to sell that collateral through a court-supervised auction. Under Korean law, that petition must be filed with a court that has jurisdiction over the mortgaged property, and must be filed together with a copy of the mortgage agreement and an extract of the court registry regarding the subject property. The court will then issue an order to commence the foreclosure auction, which will be registered in the court registry of the subject property. If no bidder bids at least the minimum amount set by the court on the first auction date, the court will set another date for a subsequent auction approximately one month later. Each time a new auction date is set, the minimum auction price will be lowered by approximately 20%. Unlike laws relating to foreclosure in the United States, Korean law does not provide for non-judicial foreclosure. During 2015, 2016 and 2017, we foreclosed on collateral we obtained with respect to loan balances representing approximately 0.3%, 0.2% and 0.1% respectively, of our average interest-bearing loan balances in each of those periods.

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

Sales of Non-Performing Loans

The overall asset quality of our loan portfolio is affected by sales of non-performing loans. These sales have been made primarily to UAMCO and various structured companies as further described below.

The following table sets forth information regarding our sales of loans for the periods indicated:

	Year Ended December 31,
	2015						2016						2017
Purchaser	Net Carrying Amount(1)		Sale Price		Gain (Loss)		Net Carrying Amount(1)		Sale Price		Gain (Loss)		Net Carrying Amount(1)		Sale Price		Gain (Loss)
	(in billions of Won)
Structured companies	￦	162	￦	193	￦	31	￦	213	￦	244	￦	31	￦	260	￦	273	￦	13
UAMCO		247		303		56		66		78		12		—		—		—
Others		167		140		(27)		218		259		41		—		—		—

Total	￦	576	￦	636	￦	60	￦	497	￦	581	￦	84	￦	260	￦	273	￦	13

(1)	Net carrying amount represents the net value of non-performing loans after deduction of allowance for credit losses on such basis.

United Asset Management Corp.  UAMCO was established in late 2009 in the wake of the global financial crisis by six major commercial banks in Korea, including us, to purchase, sell and securitize non-performing loans and to engage in corporate restructuring activities, among other things. Currently, we and six other banks each hold a 14% equity interest in UAMCO, while one other bank holds a 2% equity interest. We have committed to contribute approximately ￦177 billion of capital to UAMCO, of which approximately ￦87 billion has been contributed to date. Upon the fulfillment of such capital contribution commitments from us and the seven other banks, UAMCO may request a loan from the seven banks holding a 14% equity interest in UAMCO, which includes us, of up to a combined ￦2 trillion, upon which such seven banks must use their best efforts to fulfill such request pro rata to their ownership interests. Therefore, we have neither control nor significant influence over UAMCO.

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

Under the terms of our sale of loans to UAMCO and the private equity fund, we are not required to repurchase any such loans, provide post-sale price adjustments or otherwise continue to be involved with such loans subsequent to their sale in any material respect. In addition, UAMCO and the private equity fund have the practical ability to sell non-performing loans in their entirety to unrelated third parties and are able to exercise such ability unilaterally without the need to impose additional restrictions, notwithstanding our ownership interest. Therefore, we believe we have not retained control over the transferred assets, and non-performing loans sold to UAMCO in 2015, 2016 and 2017 were derecognized in accordance with International Accounting Standard 39.

Structured companies.  We transfer non-performing loans to structured companies, of which we do not have control over the significant operations. Most of the structured companies are investment funds that specialize in acquiring non-performing loans from Korean financial institutions, including us. In addition, we have not provided any financial guarantees or credit facilities nor invested in any such investment funds. As such, we believe that we have transferred substantially all of the risks and rewards of the relevant non-performing loans to the structured companies and have derecognized all non-performing loans that were transferred to structured companies in 2015, 2016 and 2017.

Others.  In addition to sales of loans to UAMCO and various structured companies, we sell non-performing loans to various private investment companies. Pursuant to the terms of such sales to private investment companies, we are not required to repurchase any such loans, provide post-sale price adjustments or otherwise continue to be involved with such loans subsequent to their sale in any material respect.

Allocation and Analysis of Allowances for Credit Losses

The following table presents, as of the dates indicated, the allocation of our allowances for credit losses by loan type:

	As of December 31,
	2013(1)			2014			2015			2016			2017
	(in billions of Won, except percentages)
Domestic
Corporate
Commercial and industrial	￦	2,336	69.9%	￦	1,781	68.3%	￦	1,297	63.2%	￦	975	52.7%	￦	893	50.4%
Lease financing		—	—		—	—		—	—		—	—		1	0.1
Trade financing		313	9.4		151	5.8		217	10.6		277	14.9		297	16.8
Other commercial		229	6.9		157	6.0		135	6.6		183	9.8		143	8.0

Total corporate		2,878	86.2		2,089	80.1		1,649	80.4		1,435	77.4		1,334	75.3
Consumer
General purpose household(2)		284	8.5		301	11.5		184	9.0		149	8.0		187	10.6
Mortgage		15	0.4		19	0.7		11	0.5		9	0.5		11	0.6

Total consumer		299	8.9		320	12.2		195	9.5		158	8.5		198	11.2
Credit cards		106	3.2		129	4.9		146	7.1		155	8.4		182	10.3

Total domestic		3,283	98.3		2,538	97.2		1,990	97.0		1,748	94.3		1,714	96.8
Foreign
Corporate
Commercial and industrial		53	1.7		56	2.2		44	2.2		92	5.0		39	2.2
Trade financing		1	—		4	0.2		4	0.2		1	0.1		3	0.2
Other commercial		—	—		—	—		3	0.1		1	0.1		7	0.4

Total corporate		54	1.7		60	2.4		51	2.5		94	5.2		49	2.8
Consumer		—	—		11	0.4		10	0.5		9	0.5		7	0.4

Total foreign		54	1.7		71	2.8		61	3.0		103	5.7		56	3.2

Total allowance for credit losses(3)	￦	3,337	100.0%	￦	2,609	100.0%	￦	2,051	100.0%	￦	1,851	100.0%	￦	1,770	100.0%

(1)	The amounts as of December 31, 2013 exclude certain former subsidiaries classified as a disposal group held for distribution or sale.
(2)	Includes home equity loans.
(3)	Not including due from banks and other receivables

The following table presents an analysis of the changes in our allowances for credit losses for each of the years indicated:

	Year ended December 31,
	2013(1)		2014		2015		2016		2017
	(in billions of Won)
Balance at the beginning of the period	￦	3,565	￦	3,337	￦	2,609	￦	2,051	￦	1,851
Bad debt expenses for the period		2,557		1,076		1,029		822		896
Increase on repurchases of non-performing loans		—		—		—		—		—
Gross charge-offs
Domestic
Corporate
Commercial and industrial		(1,462)		(1,037)		(1,016)		(613)		(352)
Lease financing		—		—		—		—		—
Trade financing		(108)		(62)		(82)		(67)		(29)
Other commercial		(47)		(68)		(30)		(19)		(39)

Total corporate		(1,617)		(1,167)		(1,128)		(699)		(420)
Consumer
General purpose household(2)		(179)		(113)		(237)		(152)		(143)
Mortgage		(1)		(2)		(3)		(3)		(4)

Total consumer		(180)		(115)		(240)		(155)		(147)
Credit cards		(172)		(163)		(198)		(242)		(228)
Total domestic		(1,969)		(1,445)		(1,566)		(1,096)		(795)
Foreign		(8)		(7)		(11)		(23)		(37)
Allowances relating to loans sold		(161)		(150)		(141)		(115)		(66)

Total gross charge-offs		(2,138)		(1,602)		(1,718)		(1,234)		(898)
Recoveries:
Domestic
Corporate
Commercial and industrial		140		53		158		153		65
Lease financing		—		—		—		—		—
Trade financing		14		6		19		18		6
Other commercial		13		6		20		21		14

Total corporate		167		65		197		192		85
Consumer
General purpose household(1)		34		6		16		29		25
Mortgage		8		3		13		25		20

Total consumer		42		9		29		54		45
Credit cards		26		28		34		44		51

Total domestic		235		102		260		290		181
Foreign		1		1		1		—		1

Total recoveries		236		103		261		290		182

Net charge-offs		(1,902)		(1,499)		(1,457)		(944)		(716)
Foreign exchange translation effects		(1)		1		—		1		(3)
Others(3)		(225)		(306)		(130)		(79)		(258)
Adjustment from discontinued operations		(657)		—		—		—		—

Balance at the end of the period	￦	3,337	￦	2,609	￦	2,051	￦	1,851	￦	1,770

Ratio of net charge-offs during the period to average loans outstanding during the period		1.0%		0.8%		0.7%		0.4%		0.3%

(1)	Includes discontinued operations.
(2)	Includes home equity loans.
(3)	Includes unwinding of discount.

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

In 2002, the Financial Services Commission established the Credit Counseling and Recovery Service based upon an agreement among approximately 160 financial institutions in Korea. Upon application to the Credit Counseling and Recovery Service and approval by creditor financial institutions representing a majority of the outstanding unsecured debt and two-thirds of the outstanding secured debt, a qualified “credit delinquent person” with outstanding debts to two or more financial institutions in an aggregate amount not exceeding ￦500 million may participate in an individual work-out program designed to restructure such person’s debt and rehabilitate such person’s credit. The aggregate amount of our loans which became subject to such individual work-out programs in 2017 was ￦55 billion. In 2017, we recovered approximately ￦5 billion with respect to our loans subject to such individual work-out programs.

Under the Korean Debtor Recovery and Bankruptcy Law, a qualified individual debtor with outstanding debts in an aggregate amount not exceeding threshold amounts of ￦500 million of unsecured debt and/or ￦1 billion of secured debt may restructure his or her debts through a court-supervised debt restructuring that is binding on creditors. The aggregate amount of our loans which became subject to such court-supervised debt restructuring in 2017 was ￦263 billion. In 2017, we recovered ￦28 billion with respect to our loans subject to such court-supervised debt restructuring.

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

In March 2009, the Financial Services Commission requested Korean banks, including us, to establish a “pre-workout program,” including a credit counseling and recovery service, for retail borrowers with outstanding short-term debt. Under the pre-workout program, maturity extensions and/or interest rate adjustments are provided to retail borrowers with total loans of less than ￦1.5 billion (consisting of no more than ￦500 million of unsecured loans and ￦1 billion of secured loans) who are in arrears on their payments for more than 30 days but less than 90 days. The aggregate amount of consumer credit (including credit card receivables) we provided which became subject to the pre-workout program in 2017 was ￦32 billion. See “Item 3.D. Risk Factors—Risks relating to our consumer credit portfolio—We may experience increases in delinquencies in our consumer loan and credit card portfolios.”

Securities Investment Portfolio

Investment Policy

We invest in and trade Won-denominated securities and, to a lesser extent, foreign currency-denominated securities for our own account to:

•	maintain asset stability and diversification;

•	maintain adequate sources of back-up liquidity to match funding requirements; and

•	supplement income from core lending activities.

In making securities investments, we take into account a number of factors, including external broker analyses and internal assessments of macroeconomic trends, industry analysis, credit evaluation, maturity and trading history in determining whether to make a particular investment.

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

Book Value and Fair Value

The following table sets out the book value and fair value of securities in our portfolio as of the dates indicated:

	As of December 31,
	2015				2016				2017
	Book Value		Fair Value		Book Value		Fair Value		Book Value		Fair Value
	(in billions of Won)
Financial assets at fair value through profit and loss
Financial assets held for trading
Equity securities	￦	63	￦	63	￦	36	￦	36	￦	22	￦	22
Beneficiary certificates		14		14		24		24		13		13
Others		10		10		4		4		—		—
Debt securities
Korean treasury and government agencies		798		798		519		519		540		540
Financial institutions		1,175		1,175		1,445		1,445		1,477		1,477
Corporate		644		644		681		681		627		627

Total—Financial assets held for trading	￦	2,704	￦	2,704	￦	2,709	￦	2,709	￦	2,679	￦	2,679

Financial assets designated at FVTPL
Debt securities	￦	1	￦	1	￦	4	￦	4	￦	10	￦	10
Equity securities		12		12		13		13		13		13

Total—Financial assets designated at FVTPL	￦	13	￦	13	￦	17	￦	17	￦	23	￦	23

Available-for-sale financial assets
Equity securities	￦	1,338	￦	1,338	￦	1,454	￦	1,454	￦	1,411	￦	1,411
Beneficiary certificates		1,118		1,118		2,822		2,822		713		713
Others		726		726		494		494		170		170
Debt securities
Korean treasury and government agencies		3,559		3,559		3,789		3,789		2,331		2,331
Financial institutions		5,626		5,626		6,314		6,314		5,217		5,217
Corporate		3,888		3,888		4,409		4,409		2,725		2,725
Asset backed securities		258		258		249		249		308		308
Foreign currency bonds		638		638		1,212		1,212		2,443		2,443
Others		20		20		75		75		35		35

Total—Available-for-sale financial assets	￦	17,171	￦	17,171	￦	20,818	￦	20,818	￦	15,353	￦	15,353

Held-to-maturity financial assets
Debt securities
Korean treasury and government agencies	￦	3,367	￦	3,431	￦	3,754	￦	3,774	￦	3,995	￦	3,987
Financial institutions		4,138		4,164		5,169		5,173		7,245		7,233
Corporate		6,021		6,123		4,823		4,874		5,312		5,299
Foreign currency bonds		96		96		164		164		197		197

Total—Held-to-maturity financial assets	￦	13,622	￦	13,814	￦	13,910	￦	13,985	￦	16,749	￦	16,716

Total securities	￦	33,510	￦	33,702	￦	37,454	￦	37,529	￦	34,804	￦	34,771

Maturity Analysis

The following table categorizes our debt securities by maturity and weighted average yield as of December 31, 2017:

	As of December 31, 2017
	Within 1 year			Over 1 but Within 5 years			Over 5 but Within 10 years			Over 10 years			Total
	(in billions of Won, except percentages)
	Amount		Weighted Average Yield(1)	Amount		Weighted Average Yield(1)	Amount		Weighted Average Yield(1)	Amount		Weighted Average Yield(1)	Amount		Weighted Average Yield(1)
Financial assets at fair value through profit or loss:
Financial assets held for trading
Korean treasury and government agencies	￦	151	2.75%	￦	263	2.07%	￦	126	2.24%	￦	—	—%	￦	540	2.30%
Financial institutions		867	1.51		560	1.77		50	3.06		—	—		1,477	1.66
Corporate		354	2.55		253	2.46		20	2.99		—	—		627	2.53

Total	￦	1,372	1.91%	￦	1,076	2.00%	￦	196	2.53%	￦	—	—%	￦	2,644	2.00%

Financial assets designated at fair value through profit or loss
Corporate	￦	—	—%	￦	10	1.72%	￦	—	—%	￦	—	—%	￦	10	1.72%
Available-for-sale financial assets
Korean treasury and government agencies	￦	1,719	2.38%	￦	559	2.13%	￦	49	2.16%	￦	4	3.39%	￦	2,331	2.32%
Financial institutions		3,641	1.66		1,576	1.85		—	—		—	—		5,217	1.72
Corporate		1,917	2.27		718	2.33		90	2.61		—	—		2,725	2.30
Asset backed securities		40	3.01		209	3.16		59	5.09		—	—		308	3.51
Foreign currency bonds		1,007	2.40		1,309	2.20		74	3.30		53	3.87		2,443	2.35

Others		35	2.45		—	—		—	—		—	—		35	2.45

Total	￦	8,359	2.05%	￦	4,371	2.13%	￦	272	3.25%	￦	57	3.84%	￦	13,059	2.11%

Held-to-maturity financial assets
Korean treasury and government agencies	￦	1,874	2.64%	￦	2,113	2.15%	￦	8	4.58%	￦	—	—%	￦	3,995	2.38%
Financial institutions		4,216	1.59		3,029	1.79		—	—		—	—		7,245	1.68
Corporate		1,052	2.88		3,885	2.51		238	2.49		137	1.96		5,312	2.57
Foreign currency bonds		38	0.64		125	4.35		18	2.78		16	2.89		197	3.39

Total	￦	7,180	2.05%	￦	9,152	2.21%	￦	264	2.57%	￦	153	2.06%	￦	16,749	2.15%

(1)	The weighted average yield for the portfolio represents the yield to maturity for each individual security, weighted using its book value (which is the amortized cost in the case of held-to-maturity financial assets and the fair value in the case of available-for-sale financial assets and financial assets at fair value through profit or loss).

Risk Concentrations

As of December 31, 2017, we held the following securities of individual issuers where the aggregate book value of those securities exceeded 10% of our owners’ equity at such date. As of December 31, 2017, our owners’ equity was ￦20,366 billion.

	As of December 31, 2017
	Book Value		Market Value
	(in billions of Won)
Name of issuer:
Korean government	￦	6,760	￦	6,751
The Bank of Korea		6,610		6,601
Korea Housing Finance Corporation		3,172		3,159
The Korea Development Bank		4,253		4,252

Total	￦	20,795	￦	20,763

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

Customer deposits are our principal funding source. Customer deposits accounted for 82.2% of our total funding as of December 31, 2015, 82.8% of our total funding as of December 31, 2016 and 82.7% of our total funding as of December 31, 2017.

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

As of December 31, 2017, approximately 87.5% of our total funding was denominated in Won.

Deposits

Although the majority of our deposits are short-term, it has been our experience that the majority of our depositors generally roll over their deposits at maturity, providing us with a stable source of funding. See “Item 3.D. Risk Factors—Other risks relating to our business—Our funding is highly dependent on short-term deposits, which dependence may adversely affect our operations.” The following table shows the average balances of our deposits and the average costs of our deposits for the periods indicated:

	For the year ended December 31,
	2015			2016			2017
	Average Balance(1)		Average Cost	Average Balance(1)		Average Cost	Average Balance(1)		Average Cost
	(in billions of Won, except percentages)
Demand deposits	￦	8,376	0.51%	￦	9,742	0.78%	￦	8,319	0.63%
Time deposits and savings deposits		168,212	1.53		181,073	1.20		186,277	1.08
Certificates of deposit		1,880	1.91		3,476	1.70		4,553	1.71
Other deposits(2)		19,294	1.22		23,405	1.05		24,444	0.99

Average total deposits	￦	197,762	1.46%	￦	217,696	1.17%	￦	223,593	1.06%

(1)	Average balances are based on daily balances for us and on quarterly balances for all of our subsidiaries and our structured companies.
(2)	Mutual installment deposits are interest-bearing deposits offered by us, which enable customers to become eligible to apply for loans secured by such deposits while they maintain an account with us. In order to qualify to apply for such a loan, a customer must make required periodic deposits to the mutual installment account for a contracted term of less than five years. Any such loan will be secured in an amount up to the holder’s mutual installment deposit and will be subject to the same loan underwriting policy we apply for other secured loans. For the portion of the loan, if any, that is not secured, we apply the same loan underwriting policy as we would for other unsecured loans.

For a description of our retail deposit products, see “—Business—Consumer Banking—Lending Activities—Mortgage and Home Equity Lending” and “—Business—Consumer Banking—Deposit-Taking Activities.”

Maturities of Certificates of Deposit and Other Time Deposits

The following table presents, as of December 31, 2017, the remaining maturities of our certificates of deposit and other time deposits which had fixed maturities in excess of ￦100 million:

	As of December 31, 2017
	Certificates of Deposit		Other Time Deposits		Total
	(in billions of Won)
Maturing within three months	￦	1,570	￦	27,067	￦	28,637
After three but within six months		1,443		22,358		23,801
After six but within 12 months		1,167		35,314		36,481
After 12 months		192		3,591		3,783

Total	￦	4,372	￦	88,330	￦	92,702

Long-Term Debt

The aggregate amount of contractual maturities of all long-term debt, which consists of debentures and borrowings with original maturities exceeding one year, as of December 31, 2017 was as follows:

	Amount
	(in billions of Won)
Due in 2018	￦	12,150
Due in 2019		7,970
Due in 2020		8,624
Due in 2021		2,444
Due in 2022		2,862
Thereafter		3,108

Gross long-term debt		37,158
Less: discount		(30)

Total long-term debt, net	￦	37,128

Short-Term Borrowings

The following table presents, for the periods indicated, information regarding our short-term borrowings, with an original maturity of one year or less:

	As of and for the year ended December 31,
	2015		2016		2017
	(in billions of Won, except percentages)
Call money
Year-end balance	￦	2,039	￦	1,927	￦	635
Average balance(1)		2,531		1,991		1,527
Maximum balance		3,712		3,250		3,375
Average interest rate(2)		1.3%		1.3%		2.0%
Year-end interest rate		0.3~5.2%		0.0~5.1%		1.5~2.7%
Borrowings from the Bank of Korea(3)
Year-end balance	￦	1,476	￦	1,599	￦	1,404
Average balance(1)		1,335		1,474		1,402
Maximum balance		1,580		1,608		1,457
Average interest rate(2)		0.7%		0.7%		0.7%
Year-end interest rate		0.5-0.8%		0.5~0.8%		0.5~0.8%
Other short-term borrowings(4)
Year-end balance	￦	7,095	￦	5,974	￦	6,750
Average balance(1)		7,078		7,192		7,087
Maximum balance		7,905		9,722		7,694
Average interest rate(2)		1.5%		1.3%		1.4%
Year-end interest rate		0.2~3.8%		0.01~2.9%		0.01~5.0%

(1)	Average balances are based on monthly balances.
(2)	Average interest rates for the year are calculated by dividing the total interest expense by the average amount borrowed.
(3)	Borrowings from the Bank of Korea generally mature within one month for borrowings in Won and six months for borrowings in foreign currencies.
(4)	Other short-term borrowings include borrowings from trust accounts, bills sold, borrowings in domestic and foreign currency, short-term secured borrowings and foreign currency debentures. Other short-term borrowings have maturities of 30 days to one year and are unsecured.

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

The Bank of Korea, established in June 1950 under the Bank of Korea Act, performs the customary functions of a central bank. It seeks to contribute to the sound development of the national economy by price stabilization through establishing and implementing efficient monetary and credit policies with a focus on financial stability. The Bank of Korea acts under instructions of the Monetary Policy Committee, the supreme policy-making body of the Bank of Korea.

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

Under the Detailed Regulation on the Supervision of the Banking Business, the capital of a bank is divided into two categories, Tier I and Tier II capital. Tier I capital (core capital) consists of (i) Tier I common equity capital, including paid-in capital, capital surplus and retained earnings related to common equity and accumulated other comprehensive gains and losses, and (ii) additional Tier I capital, including paid-in capital and capital surplus related to hybrid Tier I capital instruments that, among other things, qualify as contingent capital and are subordinated to subordinated debt. Tier II capital (supplementary capital) consists of, among other things, capital and capital surplus from the issuance of Tier II capital instruments, allowances for loan losses on loans classified as “normal” or “precautionary,” subordinated debt and other capital securities which meet the standards prescribed by the governor of the Financial Supervisory Service under Article 26(2) of the Regulation on the Supervision of the Banking Business.

All banks must meet minimum ratios of Tier I and Tier II capital (less any capital deductions) to risk-weighted assets, determined in accordance with Financial Services Commission requirements that have been formulated based on BIS standards. These requirements were adopted and became effective in 1996, and were amended effective January 1, 2008 upon the implementation by the Financial Supervisory Service of Basel II. Under such requirements, all domestic banks and foreign bank branches must meet a minimum ratio of Tier I and Tier II capital (less any capital deductions) to risk-weighted assets of 8.0%. Commencing in July 2013, the Financial Services Commission promulgated a series of amended regulations implementing Basel III in Korea, pursuant to which Korean banks and bank holding companies were required to maintain a minimum ratio of Tier I common equity capital to risk-weighted assets of 3.5% and Tier I capital to risk-weighted assets of 4.5% from December 1, 2013, which minimum ratios were increased to 4.0% and 5.5%, respectively, from January 1, 2014 and increased further to 4.5% and 6.0%, respectively, from January 1, 2015. Such requirements are in addition to the pre-existing requirement for a minimum ratio of Tier I and Tier II capital (less any capital deductions) to risk-weighted assets of 8.0%, which remains unchanged. The amended regulations also require an additional capital conservation buffer of 1.25% in 2017 and 1.875% in 2018, with such buffer to increase to 2.5% in 2019, as well as a potential counter-cyclical capital buffer of up to 2.5%, which is determined on a quarterly basis by the Financial Services Commission. Furthermore, we were designated as one of six domestic systemically important banks for 2017 by the Financial Services Commission and were subject to an additional capital requirement of 0.5% in 2017. In June 2017, we were again designated as a domestic systemically important bank for 2018, which would subject us to an additional capital requirement of 0.75% in 2018, with such potential requirement to increase to 1.0% in 2019.

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

Liquidity

All banks are required to ensure adequate liquidity by matching the maturities of their assets and liabilities in accordance with the Regulation on the Supervision of the Banking Business. Banks may not invest an amount exceeding 100% of their Tier I and Tier II capital (less any capital deductions) in equity securities and certain other securities with a redemption period of over three years. This stipulation does not apply to Korean government bonds, Monetary Stabilization Bonds issued by the Bank of Korea or debentures and stocks referred to in items 1 and 2, respectively, of paragraph (6) of Article 11 of the Act on the Improvement of the Structure of the Financial Industry. The Financial Services Commission uses the liquidity coverage ratio as the principal liquidity risk management measure, and currently requires each Korean bank to:

•	maintain a liquidity coverage ratio (defined as the ratio of highly liquid assets to total net cash outflows over a 30-day period) of not less than 95%, from January 1, 2018 until December 31, 2018, with such minimum liquidity coverage ratio to increase to 100% in 2019;

•	maintain a foreign currency liquidity coverage ratio of not less than 70% from January 1, 2018 until December 31, 2018, with such minimum foreign currency liquidity coverage ratio to increase to 80% in 2019; provided, however, that the foreign currency liquidity ratio (defined as the ratio of foreign currency assets due within three months to foreign currency liabilities due within three months) would apply if the amount of foreign currency assets and the ratio of foreign currency liabilities to total liabilities are less than the respective amount and ratio, or in certain other cases, specified under the Bank Act and the regulations thereunder; and

•	submit monthly reports with respect to the maintenance of these ratios.

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

Amendments Relating to Net Stable Funding Ratio and Leverage Ratio Requirements

Effective January 31, 2018, the Financial Services Commission implemented amendments to the Regulation on Supervision of the Banking Business that impose certain liquidity- and leverage-related ratio requirements on banks in Korea, in accordance with Basel III. Pursuant to these amendments, each Korean bank is required to:

•	maintain a net stable funding ratio (defined as the ratio of the available amount of stable funding to the required amount of stable funding) of not less than 100%, where (i) the available amount of stable funding generally refers to the portion of liabilities and capital expected to be reliable over a one-year time horizon and (ii) the required amount of stable funding generally refers to the portion of assets requiring stable funding over a time horizon of one year or longer, each as calculated in accordance with the Detailed Regulation on Supervision of the Banking Business;

•	maintain a leverage ratio (defined as the ratio of core capital to total exposures) of not less than 3%, where (i) core capital includes paid-in capital, capital surplus, retained earnings and hybrid Tier I capital instruments and (ii) total exposures include on-balance sheet exposures and off-balance sheet exposures, each as calculated in accordance with the Detailed Regulation on Supervision of the Banking Business; and

•	submit monthly reports with respect to the maintenance of these ratios.

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

The Bank Act also provides for certain restrictions on extending credits to a major shareholder. A “major shareholder” is defined as:

•	a shareholder holding (together with persons who have a special relationship with that shareholder) in excess of 10%; (or 15% in the case of regional banks) in the aggregate of the bank’s total issued and outstanding voting shares; or

•	a shareholder holding (together with persons who have a special relationship with such shareholder) in excess of 4% in the aggregate of the bank’s (excluding regional banks) total issued and outstanding voting shares of a bank (excluding shares subject to the shareholding restrictions on “non-financial business group companies” as described below), where such shareholder is the largest shareholder or has actual control over the major business affairs of the bank through, for example, appointment and dismissal of the officers pursuant to the Enforcement Decree of the Bank Act. Non-financial business group companies primarily consist of: (i) any single shareholding group whose non-financial company assets comprise no less than 25% of its aggregate net assets; (ii) any single shareholding group whose non-financial company assets comprise no less than ￦2 trillion in aggregate; or (iii) any investment company under the Financial Investment Services and Capital Markets Act of which any single shareholding group identified in (i) or (ii) above, owns more than 4% of the total issued and outstanding shares. See “—Supervision and Regulation—Principal Regulations Applicable to Banks—Restrictions on Bank Ownership.”

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

Interest Rates

Korean banks generally depend on deposits as their primary funding source. Under the Act on Registration of Credit Business and Protection of Finance Users, as last amended in March 2016, interest rates on loans made by registered banks in Korea to individuals or small corporations, as defined under the Framework Act on Small and Medium Enterprises, may not exceed 27.9% per annum. Such restriction is scheduled to expire on December 31, 2018. Historically, interest rates on deposits and lending were regulated by the Monetary Policy Committee. There are no controls on deposit interest rates in Korea, except for the prohibition on interest payments on current account deposits.

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

Regulations Relating to Retail Household Loans

The Financial Services Commission has implemented a number of changes in recent years to the regulations relating to retail household lending by banks. Under the currently applicable regulations:

•	as to loans secured by collateral of housing (including apartments) located nationwide, the loan-to-value ratio (the aggregate principal amount of loans secured by such collateral over the appraised value of the collateral) should not exceed 70%;

•	as to loans secured by collateral of housing (including apartments) located in areas of excessive investment or housing (including apartments) located in areas of high speculation, in each case as designated by the government, (i) the loan-to-value ratio should not exceed 40%, except that the loan-to-value ratio for first-home buyers, low-income households with an annual income of less than ￦70 million (for first home buyers, ￦80 million) or buyers of low-price housing valued at less than ￦600 million should not exceed 50%;

•	as to any new loans secured by collateral of housing to be extended to a household, any member of which has already received one or more loans secured by the collateral of housing, the maximum loan-to-value ratio is 10% lower than the applicable loan-to-value ratio described above;

•	as to loans secured by collateral of housing (including apartments) located in areas of excessive investment or housing (including apartments) located in areas of high speculation, in each case, as designated by the government, the borrower’s debt-to-income ratio (calculated as (i) the aggregate annual total payment amount of (x) the principal of and interest on loans secured by such housing and (y) the interest on other debts of the borrower over (ii) the borrower’s annual income) should not exceed 40%, except that the debt-to-income ratio for first-home buyers, low-income households with an annual income of less than ￦70 million or buyers of low-price housing valued at less than ￦600 million should not exceed 50%;

•	as to any new loans secured by collateral of housing to be extended to a household, any member of which has already received one or more loans secured by collateral of housing, the maximum debt-to-income ratio is 10% lower than the applicable debt-to-income ratio described above;

•	as to apartments located in areas of high speculation as designated by the government, a household is permitted to have only one new loan secured by such apartment; and

•	where a household has two or more loans secured by apartments located in areas of high speculation as designated by the government, the loan with the earliest maturity date must be repaid first and the number of loans must be eventually reduced to one.

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

Restrictions on Shareholdings in Other Companies

Under the Bank Act, a bank may not own more than 15% of shares outstanding with voting rights of another corporation, except where, among other reasons:

•	that corporation engages in a category of financial businesses set forth by the Financial Services Commission; or

•	the acquisition of shares by the bank is necessary for the corporate restructuring of such corporation and is approved by the Financial Services Commission.

•	In the above exceptional cases, the total investment in corporations in which the bank owns more than 15% of the outstanding shares with voting rights may not exceed (i) 20% of the sum of Tier I and Tier II capital (less any capital deductions) or (ii) 30% of the sum of Tier I and Tier II capital (less any capital deductions) where the acquisition satisfies the requirements determined by the Financial Services Commission.

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

Deposit Insurance System

The Depositor Protection Act provides insurance for certain deposits of banks in Korea through a deposit insurance system. Under the Depositor Protection Act, all banks governed by the Bank Act are required to pay an insurance premium to the KDIC on a quarterly basis, and the rate is determined under the Enforcement Decree to the Depositor Protection Act. If the KDIC makes a payment on an insured amount, it will acquire the depositors’ claims with respect to that payment amount. The KDIC insures a maximum of ￦50 million per individual for deposits and interest in a single financial institution, regardless of when the deposits were made and the size of the deposits. Certain banks governed by the Bank Act, including us, are also required by the Deposit Insurance Act to pay a special contribution of 0.025% of average deposits for each quarter as repayment of the governmental funding provided to such banks in the wake of the financial crisis in Korea in the late 1990s. The Depositor Protection Act requires such special contribution to be paid until 2027.

Restrictions on Foreign Exchange Position

Under the Korean Foreign Exchange Transaction Law, each of a bank’s net overpurchased and oversold positions may not exceed 50% of its shareholder’s equity as of the end of the prior month.

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

Regulations on Credit Card Business

General

In order to enter the credit card business, a company must obtain a license from the Financial Services Commission. Credit card businesses are governed by the Specialized Credit Financial Business Act, enacted on August 28, 1997 and last amended on April 18, 2017, which sets forth specific requirements with respect to the credit card business as well as generally prohibiting unsound business practices relating to the credit card business which may infringe on the rights of credit card holders or negatively affect the soundness of the credit card industry. Credit card companies, including our wholly-owned subsidiary, Woori Card, are regulated by the Financial Services Commission and the Financial Supervisory Service.

Disclosure and Reports

Under the Specialized Credit Financial Business Act and the regulations thereunder, a credit card company is required to disclose on a periodic and on-going basis certain material matters and events. In addition, a credit card company must submit its business reports with respect to its results of operations to the Governor of the Financial Supervisory Service within one month from the end of each quarter for quarterly reports and within 10 days from the end of each month for monthly reports.

Restrictions on Funding

Under the Specialized Credit Financial Business Act and the regulations thereunder, a credit card company must ensure that its total assets do not exceed an amount equal to six times its equity capital and that the ratio of its adjusted equity capital to its adjusted total assets is not less than 8%. However, if a credit card company is unable to comply with such limit upon the occurrence of unavoidable events, such as drastic changes in the domestic and global financial markets, such limit may be adjusted through a resolution of the Financial Services Commission.

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

Issuance of New Cards and Solicitation of New Cardholders

The Enforcement Decree to the Specialized Credit Financial Business Act establishes the conditions under which a credit card company may issue new cards and solicit new members. New credit cards may be issued only to the following persons:

•	persons who are at least 19 years old when they apply for a credit card;

•	persons whose capability to pay bills as they come due has been verified using standards established by the credit card company; and

•	in the case of minors who are 18 years old, persons who submit documents evidencing employment as of the date of the credit card application, such as an employment certificate, or persons for whom the issuance of a credit card is necessitated by governmental policies, such as financial aid.

In addition, a credit card company may not solicit credit card members by:

•	providing or promising to provide economic benefits in excess of 10% of the annual credit card fee (in the case of credit cards with annual fees that are less than the average of the annual fees charged by the major credit cards in Korea, the annual fee will be deemed to be equal to such average annual fee) in connection with issuing a credit card; provided, however, that providing or promising to provide economic benefits not exceeding the amount of the annual credit card fee to an applicant that becomes a credit card member through an online platform is permissible;

•	soliciting applicants on roads, public places or along corridors used by the general public;

•	soliciting applicants through visits, except those visits made upon prior consent and visits to a business area;

•	soliciting applicants through the Internet without verifying whether the applicant is who he or she purports to be, by means of a certified digital signature under the Digital Signature Act; and

•	soliciting applicants through pyramid sales methods.

Compliance Rules on Collection of Receivable Claims

Pursuant to Supervisory Regulation on the Specialized Credit Financial Business, a credit card company may not:

•	exert violence or threaten violence;

•	inform a related party (a guarantor of the debtor, blood relative or fiancée of the debtor, a person living in the same household as the debtor or a person working in the same workplace as the debtor) of the debtor’s obligations without just cause;

•	provide false information relating to the debtor’s obligation to the debtor or his or her related parties;

•	threaten to sue or sue the debtor for fraud despite lack of affirmative evidence to establish that the debtor has submitted forged or false documentation with respect to his/her ability to make payment;

•	visit or telephone the debtor during late evening hours (between the hours of 9:00 p.m. and 8:00 a.m.); and

•	utilize other uncustomary methods to collect the receivables that interfere with the privacy or the peace in the workplace of the debtor or his or her related parties.

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

Consolidation of Capital Markets-Related Laws

Prior to the effectiveness of the Financial Investment Services and Capital Markets Act, there were separate laws regulating various types of financial institutions depending on the type of financial institution (e.g., securities companies, futures companies, trust business companies and asset management companies) and subjecting financial institutions to different licensing and ongoing regulatory requirements (e.g., the Korean Securities Exchange Act, the Futures Business Act and the Indirect Investment Asset Management Business Act). By applying one uniform set of rules to the same financial business having the same economic function, the Financial Investment Services and Capital Markets Act attempts to improve and address issues caused by the previous regulatory system under which the same economic function relating to capital markets-related businesses was governed by multiple regulations. To this end, the Financial Investment Services and Capital Markets Act categorizes capital markets-related businesses into six different functions:

•	dealing, trading and underwriting of “financial investment products” (as defined below);

•	brokerage of financial investment products;

•	establishment of collective investment schemes and the management thereof;

•	investment advice;

•	discretionary investment management; and

•	trusts (together with the five businesses set forth above, the “Financial Investment Businesses”).

Accordingly, all financial businesses relating to financial investment products have been reclassified as one or more of the Financial Investment Businesses described above, and financial institutions are subject to the regulations applicable to their relevant Financial Investment Businesses, regardless of the type of the financial institution. For example, under the Financial Investment Services and Capital Markets Act, derivative businesses conducted by former securities companies and future companies will be subject to the same regulations.

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

Comprehensive Definition of Financial Investment Products

In an effort to encompass the various types of securities and derivative products available in the capital markets, the Financial Investment Services and Capital Markets Act sets forth a comprehensive term “financial investment products,” defined to mean all financial products with a risk of loss in the invested amount (in contrast to “deposits,” which are financial products for which the invested amount is protected or preserved). Financial investment products are classified into two major categories: (i) “securities” (financial investment products in which the risk of loss is limited to the invested amount) and (ii) “derivatives” (financial investment products in which the risk of loss may exceed the invested amount). As a result of the general and broad definition of financial investment products, a variety of financial products may be defined as a financial investment product, which would enable Financial Investment Companies (defined below) to handle a broader range of financial products. Under the Financial Investment Services and Capital Markets Act, entities formerly licensed as securities companies, asset management companies, futures companies and other entities engaging in any Financial Investment Business are classified as “Financial Investment Companies.”

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

Financial institutions that engage in business activities constituting a Financial Investment Business are required to take certain steps, such as renewal of their license or registration, in order to continue engaging in such business activities. Financial institutions that are not licensed Financial Investment Companies are not permitted to engage in any Financial Investment Business, subject to the following exceptions: (i) banks and insurance companies are permitted to engage in certain categories of Financial Investment Businesses for a period not exceeding six months commencing on the effective date of the Financial Investment Services and Capital Markets Act; and (ii) other financial institutions that engaged in any Financial Investment Business prior to the effective date of the Financial Investment Services and Capital Markets Act (whether in the form of a concurrent business or an incidental business) are permitted to continue such Financial Investment Business for a period not exceeding six months commencing on the effective date of the Financial Investment Services and Capital Markets Act.

Expanded Business Scope of Financial Investment Companies

Under the previous regulatory regime in Korea, it was difficult for a financial institution to explore a new line of business or expand upon its existing line of business. For example, previously a financial institution licensed as a securities company generally was not permitted to engage in the asset management business. In contrast, under the Financial Investment Services and Capital Markets Act, pursuant to the integration of its current businesses involving financial investment products into a single Financial Investment Business, a licensed Financial Investment Company is permitted to engage in all types of Financial Investment Businesses, subject to satisfying relevant regulations (for example, maintaining an adequate “Chinese Wall,” to the extent required). As to incidental businesses (that is, a financial related business which is not a Financial Investment Business), the Financial Investment Services and Capital Markets Act generally allows a Financial Investment Company to freely engage in such incidental businesses by shifting away from the previous positive-list system towards a more comprehensive system. In addition, a Financial Investment Company is permitted to (i) outsource marketing activities by contracting “introducing brokers” that are individuals but not employees of the Financial Investment Company, (ii) engage in foreign exchange businesses related to their Financial Investment Business and (iii) participate in the settlement network, pursuant to an agreement among the settlement network participants.

Improvement in Investor Protection Mechanism

While the Financial Investment Services and Capital Markets Act widens the scope of financial businesses in which financial institutions are permitted to engage, a more rigorous investor-protection mechanism is also imposed upon Financial Investment Companies dealing in financial investment products. The Financial Investment Services and Capital Markets Act distinguishes general investors from sophisticated investors and provides new or enhanced protections to general investors. For instance, the Financial Investment Services and Capital Markets Act expressly provides for a strict know-your-customer rule for general investors and imposes an obligation that Financial Investment Companies should market financial investment products suitable to each general investor, using written explanatory materials. Under the Financial Investment Services and Capital Markets Act, a Financial Investment Company could be liable if a general investor proves (i) damage or losses relating to such general investor’s investment in financial investment products solicited by such Financial Investment Company and (ii) the absence of the requisite written explanatory materials, without having to prove fault or causation. With respect to any conflicts of interest between Financial Investment Companies and investors, the Financial Investment Services and Capital Markets Act expressly requires (i) disclosure of any conflict of interest to investors and (ii) mitigation of conflicts of interest to a comfortable level or abstention from the relevant transaction.

Other Changes to Securities / Fund Regulations

The Financial Investment Services and Capital Markets Act changed various securities regulations including those relating to public disclosure, insider trading and proxy contests, which were previously governed by the Korean Securities Exchange Act. For example, the 5% and 10% reporting obligations under the Korean

Securities Exchange Act have become more stringent. The Indirect Investment and Asset Management Business Act strictly limited the kind of vehicles that could be utilized under a collective investment scheme, restricting the range of potential vehicles to trusts and corporations, and the type of funds that can be used for investments. However, under the Financial Investment Services and Capital Markets Act, these restrictions have been significantly liberalized, permitting all vehicles that may be created under Korean law, such as limited liability companies or partnerships, to be used for the purpose of collective investments and allowing investment funds to be more flexible as to their investments.

Act on the Corporate Governance of Financial Companies

The Act on the Corporate Governance of Financial Companies, which became effective on August 1, 2016, was enacted to address the need for strengthened regulations on corporate governance of financial institutions and to serve as a uniform set of regulations on corporate governance matters applicable to financial institutions across a variety of industry sectors. It contains several key measures, including (i) eligibility requirements for officers of financial institutions and standards for determining whether officers of financial institutions may hold concurrent positions in other companies, (ii) standards for composition and operation of the board of directors of financial institutions, (iii) standards for establishment, composition and operation of various committees of the board of directors of financial institutions, (iv) regulations on internal control and risk management, (v) requirements and procedures for the approval of a change of major shareholders and (vi) special regulations to protect the rights of minority shareholders of financial institutions.

Item 4.C.	Organizational Structure

The following chart provides an overview of our structure, including our significant subsidiaries and our ownership of such subsidiaries as of the date of this annual report:

We are the direct or indirect parent company of a number of subsidiaries. The following table provides summary information for our subsidiaries (other than structured companies) that are consolidated in our consolidated financial statements as of and for the year ended December 31, 2017:

Subsidiary	Percentage of Ownership	Total Assets		Shareholders’ Equity		Operating Revenue		Net Income
	(in millions of Won)
Woori Card Co., Ltd.	100.0%	￦	8,605,993	￦	1,632,288	￦	1,771,157	￦	101,214
Woori Investment Bank Co., Ltd.	59.8%		1,880,157		291,548		183,376		20,023
Woori FIS Co., Ltd.	100.0%		103,932		32,546		252,460		1,940
Woori Finance Research Institute Co., Ltd.	100.0%		3,790		3,441		4,733		83
Woori Credit Information Co., Ltd.	100.0%		33,298		27,124		31,580		861
Woori Fund Service Co., Ltd.	100.0%		12,653		11,411		9,021		1,398
Woori Private Equity Asset Management Co., Ltd.	100.0%		42,894		40,225		7,257		(4,114)
Korea BTL Infrastructure Fund.	99.9%		786,480		786,180		30,240		26,390
Woori America Bank.	100.0%		1,954,301		275,053		81,337		11,869
Woori Bank (China) Limited.	100.0%		4,960,637		501,953		388,913		13,809
PT Bank Woori Saudara Indonesia 1906, Tbk	79.9%		2,230,617		485,446		192,485		38,488
AO Woori Bank.	100.0%		201,704		52,603		15,656		4,748
Banco Woori Bank do Brasil S.A.	100.0%		213,889		32,346		20,455		1,843
Woori Global Market Asia Limited	100.0%		290,226		111,884		11,345		1,922
Woori Finance Cambodia	100.0%		51,304		18,431		5,895		983
Woori Finance Myanmar	100.0%		18,236		12,929		2,506		791
Wealth Development Bank Corp.	51.0%		191,049		34,240		13,632		1,323
Woori Bank Vietnam Limited	100.0%		775,758		143,598		29,698		2,436

Item 4.D.	Property, Plants and Equipment

Our registered office and corporate headquarters, with a total area of approximately 97,222 square meters, are located at 51, Sogong-ro, Jung-gu, Seoul, Korea. Information regarding certain of our properties in Korea as of December 31, 2017 is presented in the following table:

Type of Facility/Building	Location	Area
		(square meters)
Woori Bank registered office and corporate headquarters	51, Sogong-ro, Jung-gu, Seoul, Korea 04632	97,222
Woori FIS registered office and corporate headquarters	17, World Cup buk-ro 60-gil, Mapo-gu, Seoul, Korea 03921	37,442

As of December 31, 2017, we had a network of 876 banking branches in Korea, 233 of which are housed in buildings owned by us, while the remaining branches are leased properties. Lease terms are generally from two to three years and seldom exceed five years. We also have subsidiaries in the United States, China, Hong Kong, Russia, Indonesia, Cambodia, Brazil, Myanmar, the Philippines and Vietnam and branches, agencies and representative offices across the world. See “Item 4.B. Business Overview—Capital Markets Activities—International Banking.” We do not own any material properties outside of Korea.

The net book value of all the properties owned by us as of December 31, 2017 was ￦2,478 billion.

Item 4A.	UNRESOLVED STAFF COMMENTS

We do not have any unresolved comments from the U.S. Securities and Exchange Commission staff regarding our periodic reports under the Exchange Act.

Item 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Item 5.A.	Operating Results

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

Trends in the Korean Economy

Our financial position and results of operations have been and will continue to be significantly affected by financial and economic conditions in Korea. Substantial growth in lending in Korea to small- and medium-sized enterprises in recent years, and financial difficulties experienced by such enterprises as a result of, among other things, adverse changes in economic conditions in Korea and globally, may lead to increasing delinquencies and a deterioration in overall asset quality in the credit exposures of Korean banks to small- and medium-sized enterprises. Our loans to small- and medium-sized enterprises increased from ￦68,434 billion as of December 31, 2016 to ￦74,906 billion as of December 31, 2017. In 2017, we recorded charge-offs of ￦325 billion in respect of our Won-denominated loans to small- and medium-sized enterprises, compared to charge-offs of ￦469 billion in 2016. See “Item 3.D. Risk Factors—Risks relating to our corporate credit portfolio—The largest portion of our exposure is to small- and medium-sized enterprises, and financial difficulties experienced by companies in this segment may result in a deterioration of our asset quality and have an adverse impact on us.”

In recent years, commercial banks, consumer finance companies and other financial institutions in Korea have also made significant investments and engaged in aggressive marketing in consumer lending (including mortgage and home equity loans), leading to substantially increased competition in this segment. In 2014 and 2015, the Korean government implemented several measures to encourage consumer spending and revive the housing market in Korea, including loosening regulations on mortgage lending, which contributed to an increase in our consumer loan portfolio. However, the Korean government introduced measures in the second half of 2016 and 2017 to tighten regulations on mortgage lending and housing subscription in response to the rapid growth in consumer debt and concerns over speculative investments in real estate in certain areas. Notwithstanding such measures, demand for residential property in certain areas, including Seoul, has continued to increase, and our consumer loan portfolio increased from ￦104,484 billion as of December 31, 2016 to ￦109,290 billion as of December 31, 2017. Nevertheless, a decrease in housing prices as a result of the implementation of such measures, together with the high level of consumer debt and rising interest rate levels, could result in declines in consumer spending and reduced economic growth, which may lead to increasing delinquencies and a deterioration in asset quality. In 2017, we recorded charge-offs of ￦147 billion and provisions for credit losses of ￦152 billion in respect of our consumer loan portfolio, compared to charge-offs of ￦155 billion and provisions for credit losses of ￦77 billion in 2016. See “Item 3.D. Risk Factors—Risks relating to our consumer credit portfolio.”

The Korean economy is closely tied to, and is affected by developments in, the global economy. The overall prospects for the Korean and global economy in 2018 and beyond remain uncertain. In recent years, the global financial markets have experienced significant volatility as a result of, among other things:

•	the financial difficulties affecting many governments worldwide, in particular in Latin America and Europe;

•	the slowdown of economic growth in China and other major emerging market economies;

•	interest rate fluctuations as well as the possibility of further increases in policy rates by the U.S. Federal Reserve and other central banks; and

•	political and social instability in various countries in the Middle East, including Syria, Iraq and Egypt, as well as the referendum in the United Kingdom in June 2016, in which a majority of voters voted in favor of Brexit.

In light of the high level of interdependence of the global economy, unfavorable changes in the global financial markets, including as a result of any of the foregoing developments, could have a material adverse effect on the Korean economy and financial markets, and in turn on our business, financial condition and results of operations.

We are also exposed to adverse changes and volatility in the global and Korean financial markets as a result of our liabilities and assets denominated in foreign currencies and our holdings of trading and investment securities, including structured products. The value of the Won relative to major foreign currencies in general and the U.S. dollar in particular has fluctuated widely in recent years. See “Item 3.A. Selected Financial Data—Exchange Rates.” A depreciation of the Won will increase our cost of servicing our foreign currency-denominated debt, while continued exchange rate volatility may also result in foreign exchange losses for us. Furthermore, as a result of changing global and Korean economic conditions, there has been volatility in securities prices, including the stock prices of Korean and foreign companies in which we hold an interest. Such volatility has resulted in and may lead to further trading and valuation losses on our trading and investment securities portfolio as well as impairment losses on our investments in joint ventures and associates.

As a result of uncertain conditions in the Korean and global economies and financial markets, as well as factors such as fluctuations in oil and commodity prices, interest and exchange rate fluctuations, higher unemployment, lower consumer confidence, stock market volatility, potential tightening of fiscal and monetary policies and continued tensions with North Korea, the economic outlook for the financial services sector in Korea in 2018 and for the foreseeable future remains uncertain.

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

	June 30, 2013		Dec. 31, 2013		June 30, 2014		Dec. 31, 2014		June 30, 2015		Dec. 31, 2015		June 30, 2016		Dec. 31, 2016		June 30, 2017		Dec. 31, 2017
KOSPI		1,863.32		2,011.34		2,002.21		1,915.59		2,074.20		1,961.31		1,970.35		2,026.46		2,391.79		2,467.49
￦/US$ exchange rates(1)	￦	1,141.45	￦	1,055.25	￦	1,011.60	￦	1,090.89	￦	1,117.34	￦	1,169.26	￦	1,154.15	￦	1,203.73	￦	1,143.75	￦	1,067.42
Corporate bond rates(2)		3.5%		3.6%		3.4%		2.8%		2.5%		2.6%		2.3%		2.8%		2.8%		3.1%
Treasury bond rates(3)		2.9%		2.8%		2.6%		2.1%		1.8%		1.7%		1.3%		1.6%		1.7%		2.1%

(1)	Represents the noon buying rate on the dates indicated.
(2)	Measured by the yield on three-year Korean corporate bonds rated as A+ by the Korean credit rating agencies.
(3)	Measured by the yield on three-year treasury bonds issued by the Ministry of Strategy and Finance of Korea.

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

Impairment of Loans and Allowance for Credit Losses

We evaluate our loans and receivables portfolio for impairment on an ongoing basis. We have established an allowance for credit losses, which is available to absorb losses in our loans and receivables portfolio. If we believe that additions or changes to the allowance for credit losses are required, we record provisions for credit losses (as part of our impairment loss for credit loss), which are treated as charges against current income. Loan exposures that we deem to be uncollectible, including actual loan losses, net of recoveries of previously written-off amounts, are charged directly against the allowance for credit losses.

We have established our allowance for credit losses as of December 31, 2015, 2016 and 2017 in accordance with International Accounting Standard 39, Financial Instruments: Recognition and Measurement. IFRS 9 Financial Instruments is effective, and replaces International Accounting Standard 39, for annual periods commencing on or after January 1, 2018. See “Item 5.B. Liquidity and Capital Resources—Recent Accounting Pronouncements.”

International Accounting Standard 39

Our accounting policies under International Accounting Standard 39 for losses arising from the impairment of loans and receivables and our allowance for credit loss are described in Notes 2-(9)-6) and 3-(4) of the notes to our consolidated financial statements. We base the level of our allowance for credit losses on an evaluation of the risk characteristics of our loan portfolio. The evaluation considers factors such as historical loss experience, the financial condition of our borrowers and current economic conditions.

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

Our consolidated financial statements for the year ended December 31, 2017 included a total allowance for credit losses of ￦1,830 billion as of that date. We recorded provisions for credit losses of ￦862 billion in 2017.

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

IFRS 9

IFRS 9 introduces a new impairment model which requires the calculation of allowance for credit losses based on expected credit losses instead of incurred credit losses (as is the case under International Accounting

Standard 39) by assessing changes in expected credit losses and recognizing such changes as impairment loss (or reversal of impairment loss) in profit or loss. Under IFRS 9, the allowance required to be established with respect to a loan or receivable is the amount of the expected 12-month credit loss or the expected lifetime credit loss for the applicable loan or receivable, according to the three stages of credit risk deterioration since initial recognition, as follows:

•	Stage 1 (loans and receivables for which credit risk has not significantly increased since initial recognition): the allowance for credit losses must cover expected credit losses due to possible defaults on the relevant loan or receivable within a 12-month period from the reporting date.

•	Stage 2 (loans and receivables for which credit risk has significantly increased since initial recognition): the allowance for credit losses must cover expected credit losses from all possible defaults during the expected lifetime of the relevant loan or receivable.

•	Stage 3 (credit-impaired loans and receivables): the allowance for credit losses must cover expected credit losses from all possible defaults during the expected lifetime of the relevant loan or receivable.

For further information regarding IFRS 9, see Note 2-(1)-2) of the notes to our consolidated financial statements.

We expect that the new model for calculating expected credit losses for loans and receivables under IFRS 9 will continue to require significant management judgment and estimates, regarding matters such as the significance of changes in credit risk since initial recognition and the amount of expected credit losses for our loans and receivables.

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

Our consolidated financial statements for the year ended December 31, 2017 included financial assets measured at fair value using a valuation technique of ￦17,622 billion, representing 82.9% of total financial assets measured at fair value, and financial liabilities measured at fair value using a valuation technique of ￦3,467 billion, representing 99.2% of total financial liabilities measured at fair value. As used herein, the fair value using a valuation technique means the fair value at Level 2 and Level 3 in the fair value hierarchy.

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

Our consolidated financial statements for the year ended December 31, 2017 included deferred tax assets and liabilities of ￦280 billion and ￦23 billion, respectively, as of that date.

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

Our consolidated financial statements for the year ended December 31, 2017 included the value of goodwill of ￦109 billion as of that date.

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

Results of Operations

Net Interest Income

The following table shows, for the periods indicated, the principal components of our interest income:

	Year ended December 31,						Percentage change
	2015		2016		2017		2016/2015	2017/2016
	(in billions of Won)						(%)
Interest income
Due from banks	￦	81	￦	75	￦	83	(7.4)%	10.7%
Loans		7,700		7,635		7,836	(0.8)	2.6
Financial assets at fair value through profit or loss		63		63		53	—	(15.9)
Investment financial assets(1)		808		700		548	(13.4)	(21.7)
Other receivables		46		39		31	(17.4)	(18.4)

Total interest income		8,698		8,512		8,551	(2.1)	0.5

Interest expense
Deposits		2,888		2,547		2,380	(11.8)	(6.6)
Borrowings		217		215		238	(0.9)	10.7
Debentures		708		619		639	(12.6)	3.2
Others		123		111		73	(9.8)	(34.2)

Total interest expense		3,936		3,492		3,330	(11.3)	(4.6)

Net interest income	￦	4,762	￦	5,020	￦	5,221	5.4%	4.0%

Net interest margin(2)		1.74%		1.71%		1.74%

(1)	Includes available-for-sale financial assets and held-to-maturity financial assets.
(2)	The ratio of net interest income to average interest-earning assets.

Comparison of 2017 to 2016

Interest income.  Interest income increased 0.5% from ￦8,512 billion in 2016 to ￦8,551 billion in 2017, primarily as a result of a 2.6% increase in interest on loans, which was partially offset by a 21.7% decrease in interest on investment financial assets. The average balance of our interest-earning assets increased 1.8% from ￦294,264 billion in 2016 to ￦299,691 billion in 2017, principally due to growth in our loan portfolio as well as financial assets portfolio. The effect of this increase was partially offset by a 4 basis point decrease in the average yield on our interest-earning assets from 2.89% in 2016 to 2.85% in 2017, which reflected a decrease in the general level of interest rates in Korea in 2017 compared to 2016.

The 2.6% increase in interest on loans from ￦7,635 billion in 2016 to ￦7,836 billion in 2017 was primarily due to:

•	a 7.3% increase in the average volume of general purpose household loans from ￦61,918 billion in 2016 to ￦66,420 billion in 2017, which was enhanced by a 3 basis point increase in the average yield of such loans from 3.41% in 2016 to 3.44% in 2017; and

•	a 5.6% increase in the average volume of mortgage loans from ￦45,007 billion in 2016 to ￦47,545 billion in 2017, which was enhanced by a 2 basis point increase in the average yield of such loans from 2.94% in 2016 to 2.96% in 2017.

The effect of the above increases was offset in part by a 2.9% decrease in the average volume of commercial and industrial loans from ￦98,202 billion in 2016 to ￦95,349 billion in 2017, which in turn was partially offset by a 1 basis point increase in the average yield on such loans from 3.28% in 2016 to 3.29% in 2017.

The increase in the average volume of general purpose household loans and mortgage loans was primarily due to increased demand for such loans among consumers in Korea. The average yields on general purpose household loans and mortgage loans increased mainly due to an increase in interest rates for loans in Korea commencing in the second half of 2017. The decrease in the average volume of commercial and industrial loans mainly reflected a decrease in loans to certain large corporate borrowers, primarily as a result of our efforts to decrease our exposure to such borrowers and diversify our loan portfolio.

Overall, the average volume of our loans increased 1.3% from ￦234,287 billion in 2016 to ￦237,340 billion in 2017, and the average yield on our loans increased 4 basis points, from 3.26% in 2016 to 3.30% in 2017.

Our financial assets portfolio consists primarily of investment financial assets, a majority of which comprises debt securities, including those issued by Korean financial institutions, corporations and government-owned or -controlled enterprises. The 21.9% decrease in interest on investment financial assets from ￦700 billion in 2016 to ￦548 billion in 2017 was primarily due to a 56 basis point decrease in the average yield on such assets from 2.23% in 2016 to 1.67% in 2017, which was partially offset by a 4.9% increase in the average balance of such assets from ￦31,348 billion in 2016 to ￦32,881 billion in 2017. The decrease in the average yield on investment financial assets resulted mainly from the decrease in the general level of interest rates in Korea in 2017 compared to 2016. The increase in the average balance of investment financial assets principally reflected an increase in the amount of financial institution bonds that we held as investment financial assets.

Interest expense.  Interest expense decreased 4.6% from ￦3,492 billion in 2016 to ￦3,330 billion in 2017, primarily due to a 6.6% decrease in interest expense on deposits. The average balance of interest-bearing liabilities increased 1.9% from ￦280,732 billion in 2016 to ￦286,164 billion in 2017, principally due to an increase in the average balance of deposits and debentures. The effect of this increase was more than offset by a decrease of 8 basis points in the average cost of interest-bearing liabilities from 1.24% in 2016 to 1.16% in 2017, which was driven mainly by a decrease in the average cost of debentures and deposits.

The 6.6% decrease in interest expense on deposits from ￦2,547 billion in 2016 to ￦2,380 billion in 2017 resulted mainly from a 7.3% decrease in interest expense on Won-denominated time and savings deposits from ￦2,166 billion in 2016 to ￦2,008 billion in 2017. The decrease in interest expense on Won-denominated time and savings deposits was mainly due to a 12 basis point decrease in the average cost of such deposits from 1.20% in 2016 to 1.08% in 2017, which was partially offset by a 2.9% increase in the average balance of such deposits from ￦181,073 billion in 2016 to ￦186,277 billion in 2017. The decrease in the average cost of Won-denominated time and savings deposits was primarily attributable to the decrease in the general level of interest rates in Korea in 2017 compared to 2016, while the increase in the average volume of such deposits mainly reflected customers’ continuing preference for low-risk products and institutions in Korea in light of the continuing uncertainty in financial markets in 2017.

Overall, the average volume of our deposits increased 2.7% from ￦217,696 billion in 2016 to ￦223,593 billion in 2017, while the average cost of our deposits decreased 11 basis points from 1.17% in 2016 to 1.06% in 2017.

Interest expense on debentures increased 3.2% from ￦619 billion in 2016 to ￦639 billion in 2017, primarily due to a 12.5% increase in the average balance of debentures from ￦22,988 billion in 2016 to ￦25,865 billion in 2017, which was mainly attributable to our increased use of debentures to meet our funding needs. Such increase was partially offset by a 22 basis point decrease in the average cost of debentures from 2.69% in 2016 to 2.47% in 2017, which mainly reflected the lower interest rate environment in Korea in 2017 compared to 2016.

Net interest margin.  Net interest margin represents the ratio of net interest income to average interest-earning assets. Our overall net interest margin increased from 1.71% in 2016 to 1.74% in 2017, as a 4.0% increase in net interest income from ￦5,020 billion in 2016 to ￦5,221 billion in 2017 outpaced a 1.8% increase in the average balance of our interest-earning assets from ￦294,264 billion in 2016 to ￦299,691 billion in 2017. The effect of the increase in interest income was enhanced by a decrease in interest expense, resulting in an increase in net interest income, while the growth in average interest-earning assets was largely matched by a 1.9% increase in average interest-bearing liabilities from ￦280,732 billion in 2016 to ￦286,164 billion in 2017. The increase in net interest margin was driven mainly by an increase in our net interest spread, which represents the difference between the average yield on our interest-earning assets and the average cost of our interest-bearing liabilities, from 1.65% in 2016 to 1.69% in 2017. The increase in our net interest spread reflected a larger decrease in the average cost of our interest-bearing liabilities, compared to the decrease in the average yield on our interest-earning assets from 2016 to 2017, which was primarily attributable to the earlier adjustment of interest rates on interest-earning assets compared to interest rates on interest-bearing liabilities in the context of an increase in the general level of interest rates in Korea commencing in the second half of 2017.

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

Net interest margin.  Our overall net interest margin decreased from 1.74% in 2015 to 1.71% in 2016, as a 7.7% increase in the average balance of our interest-earning assets from ￦273,275 billion in 2015 to ￦294,264 billion in 2016 outpaced a 5.4% increase in net interest income from ￦4,762 billion in 2015 to ￦5,020 billion in 2016. The growth in average interest-earning assets was matched by a 7.7% increase in average interest-bearing liabilities from ￦260,546 billion in 2015 to ￦280,732 billion in 2016, while the decrease in interest income was more than offset by the decrease in interest expense, resulting in an increase in net interest income. The decrease in net interest margin was driven mainly by a decrease in our net interest spread from 1.67% in 2015 to 1.65% in 2016. The decrease in our net interest spread reflected a larger decrease in the average yield on our interest-earning assets compared to the decrease in the average cost of our interest-bearing liabilities from 2015 to 2016, primarily due to the earlier adjustment of interest rates on interest-earning assets compared to interest rates on interest-bearing liabilities in the context of the lower interest rate environment in Korea in 2016.

Impairment Losses due to Credit Loss

Impairment losses due to credit loss include provisions for credit losses, provisions for guarantees and provisions for unused commitments, in each case net of reversal of provisions.

Comparison of 2017 to 2016

Our impairment losses due to credit loss decreased 5.9% from ￦834 billion in 2016 to ￦785 billion in 2017, primarily due to a 3.3% decrease in provisions for credit losses, net of reversal of provisions for credit losses, and a reversal of provisions for loan commitments.

The 3.3% decrease in provisions for credit losses from ￦891 billion in 2016 to ￦862 billion in 2017 was mainly attributable to a reversal of provisions primarily caused by debt-to-equity swaps of certain corporate bonds and changes in exchange rates, which was partially offset by an increase in provisions for credit losses on consumer loans.

Provisions for loan commitments changed from net provisions of ￦3 billion in 2016 to a net reversal of provisions of ￦22 billion in 2017, principally as a result of our efforts to eliminate undrawn loan commitments of corporate borrowers by monitoring the credit activity of such borrowers.

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

Allowance for Credit Losses

For information on our allowance for credit losses, see “—Critical Accounting Policies—Impairment of Loans and Allowance for Credit Losses” and “Item 4.B. Business Overview—Assets and Liabilities—Loan Portfolio—Allocation and Analysis of Allowances for Credit Losses.”

Corporate Loans

The following table shows, for the periods indicated, certain information regarding our impaired corporate loans (including government loans and bank loans):

	As of December 31,
	2015	2016	2017
Impaired corporate loans as a percentage of total corporate loans	2.1%	1.5%	1.2%
Allowance for credit losses for corporate loans as a percentage of total corporate loans	1.3	1.2	1.0
Allowance for credit losses for corporate loans as a percentage of impaired corporate loans	63.0	80.2	82.6
Net charge-offs of corporate loans as a percentage of total corporate loans	0.7	0.4	0.2

During 2017, impaired corporate loans, allowance for credit losses for corporate loans and net charge-offs, each as a percentage of total corporate loans, decreased due to an improvement in the overall credit quality of our corporate loans, as well as an increase in the total amount of our corporate loans from ￦125,643 billion as of December 31, 2016 to ￦136,676 billion as of December 31, 2017. However, allowance for credit losses for corporate loans as a percentage of impaired corporate loans increased during 2017, as a 9.5% decrease in allowance for credit losses for corporate loans from ￦1,528 billion as of December 31, 2016 to ￦1,383 billion as of December 31, 2017 was outpaced by a 13.6% decrease in impaired corporate loans from ￦1,905 billion as of December 31, 2016 to ￦1,646 billion as of December 31, 2017, which was mainly attributable to debt-to-equity conversions of such loans.

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

Consumer Loans and Credit Card Balances

The following table shows, for the periods indicated, certain information regarding our impaired loans to the consumer sector, excluding credit card balances:

	As of December 31,
	2015	2016	2017
Impaired consumer loans as a percentage of total consumer loans	0.4%	0.3%	0.3%
Allowance for credit losses for consumer loans as a percentage of total consumer loans	0.2	0.2	0.2
Allowance for credit losses for consumer loans as a percentage of impaired consumer loans	57.1	52.5	64.7
Net charge-offs of consumer loans as a percentage of total consumer loans	0.2	0.1	0.1

During 2017, impaired consumer loans, allowance for credit losses for consumer loans and net charge-offs of consumer loans, each as a percentage of total consumer loans, remained stable. However, allowance for credit losses for consumer loans as a percentage of impaired consumer loans increased, as the degree of overall impairment of our impaired consumer loans became more severe in 2017 compared to 2016, resulting in a 22.0% increase in the level of our allowance for credit losses for consumer loans from ￦168 billion as of December 31, 2016 to ￦205 billion as of December 31, 2017, which outpaced a 13.9% increase in impaired consumer loans from ￦303 billion as of December 31, 2016 to ￦345 billion as of December 31, 2017.

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

The following table shows, for the periods indicated, certain information regarding our impaired credit card balances:

	As of December 31,
	2015	2016	2017
Impaired credit card balances as a percentage of total credit card balances(1)	2.4%	2.3%	2.2%
Allowance for credit losses for credit card balances as a percentage of total credit card balances(1)	2.4	2.3	2.7
Allowance for credit losses for credit card balances as a percentage of impaired credit card balances(1)	101.4	102.0	102.2
Net charge-offs of credit card balances as a percentage of total credit card balances(1)	2.7	3.0	2.6

(1)	Includes corporate credit card balances.

During 2017, impaired credit card balances and net charge-offs of credit card balances, each as a percentage of total credit card balances, decreased mainly as a result of an improvement in the overall credit quality of our credit card portfolio, which was enhanced by an increase in the total amount of our credit card balances from ￦6,674 billion as of December 31, 2016 to ￦6,827 billion as of December 31, 2017. However, allowance for credit losses for credit card balances as a percentage of impaired credit card balances and as a percentage of total credit card balances increased, as the degree of overall impairment of our impaired credit card balances became more severe in 2017 compared to 2016, resulting in an increase in the level of our allowance for credit losses for credit card balances from ￦155 billion as of December 31, 2016 to ￦182 billion as of December 31, 2017.

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

Net Fees and Commissions Income

The following table shows, for the periods indicated, the components of our net fees and commissions income:

	Year ended December 31,						Percentage change
	2015		2016		2017		2016/2015	2017/2016
	(in billions of Won)						(%)
Fees and commissions income	￦	1,757	￦	1,865	￦	2,069	6.1%	10.9%
Fees and commissions expense		(781)		(928)		(999)	18.8	7.7

Total fees and commissions income, net	￦	976	￦	937	￦	1,070	(4.0)%	14.2%

Comparison of 2017 to 2016

Our net fees and commissions income increased 14.2% from ￦937 billion in 2016 to ￦1,070 billion in 2017, as a 10.9% increase in fees and commissions income from ￦1,865 billion in 2016 to ￦2,069 billion in 2017 outpaced a 7.7% increase in fees and commissions expense from ￦928 billion in 2016 to ￦999 billion in 2017. The 10.9% increase in fees and commissions income was mainly the result of a 12.3% increase in credit card fees from ￦955 billion in 2016 to ￦1,072 billion in 2017, which primarily reflected an increase in the average volume of credit card receivables as well as an increase in credit card issuances. Such increase was enhanced by a 75.3% increase in other fee income from ￦93 billion in 2016 to ￦163 billion in 2017, which was primarily attributable to an increase in fee income from trust management services. The 7.7% increase in fees and commissions expense was principally due to an 8.8% increase in credit card commissions from ￦761 billion in 2016 to ￦828 billion in 2017, which mainly reflected the increase in the average volume of credit card receivables.

For further information regarding our net fees and commissions income, see Note 35 of the notes to our consolidated financial statements included elsewhere in this annual report.

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

For further information regarding our net fees and commissions income, see Note 35 of the notes to our consolidated financial statements included elsewhere in this annual report.

Net Gain on Financial Assets

The following table shows, for the periods indicated, the components of our net gain on financial assets:

	Year ended December 31,						Percentage change
	2015		2016		2017		2016/2015	2017/2016
	(in billions of Won)						(%)
Gain (loss) on financial assets at fair value through profit or loss, net	￦	240	￦	114	￦	(105)	(52.5)%	N/M	(2)
Gain (loss) on available-for-sale financial assets, net(1)		(3)		(1)		193	(66.7)	N/M	(2)

Total net gain on financial assets	￦	237	￦	113	￦	88	(52.3)%	(22.1)%

(1)	Includes impairment losses on available-for-sale financial assets of ￦135 billion in 2015, ￦50 billion in 2016 and ￦31 billion in 2017.
(2)	N/M = not meaningful.

Comparison of 2017 to 2016

Our net gain on financial assets decreased 22.1% from ￦113 billion in 2016 to ￦88 billion in 2017, primarily as a result of a change in net gain (loss) on financial assets at fair value through profit or loss from a net gain of ￦114 billion in 2016 to a net loss of ￦105 billion in 2017, which was partially offset by a change in net gain (loss) on available-for-sale financial assets from a net loss of ￦1 billion in 2016 to a net gain of ￦193 billion in 2017.

The change in net gain (loss) on financial assets at fair value through profit or loss was principally due to a 96.8% decrease in gain on financial assets held for trading from ￦186 billion in 2016 to ￦6 billion in 2017, which was enhanced by 56.3% increase in net loss on financial assets designated at fair value through profit or loss from ￦71 billion in 2016 to ￦111 billion in 2017. The 96.8% decrease in gain on financial assets held for trading was primarily due to a change in net gain (loss) on currency derivatives from a net gain of ￦121 billion in 2016 to a net loss of ￦155 billion in 2017, which was partially offset by a 235.3% increase in gains on equity derivatives from ￦34 billion in 2016 to ￦114 billion in 2017.

The 56.3% increase in net loss on financial assets designated at fair value through profit or loss resulted mainly from a 47.4% increase in net loss on equity-linked securities from ￦76 billion in 2016 to ￦112 billion in 2017, which was primarily attributable to an increase in losses on investments in securities linked to certain indices. Such losses were offset in part through derivative transactions and fees and commissions income generated in connection therewith. For further information regarding our net gain (loss) on financial assets at fair value through profit or loss, see Note 37 of the notes to our consolidated financial statements included elsewhere in this annual report.

The change in net gain (loss) on available-for-sale financial assets was principally due to a more than four-fold increase in gains on transaction of such securities from ￦48 billion in 2016 to ￦224 billion in 2017. Such increase mainly reflected an increase in the number of such transactions in 2017 compared to 2016.

Unrealized gains and losses (other than impairment losses) on available-for-sale financial assets are recorded in our statement of financial position as part of accumulated other comprehensive income, under other equity. In 2017, we recognized a net loss on valuation of available-for-sale financial assets of ￦85 billion as part of other comprehensive income (loss) net of tax.

Comparison of 2016 to 2015

Our net gain on financial assets decreased 52.3% from ￦237 billion in 2015 to ￦113 billion in 2016, primarily as a result of a 52.5% decrease in net gain on financial assets at fair value through profit or loss from ￦240 billion in 2015 to ￦114 billion in 2016.

The 52.5% decrease in net gain on financial assets at fair value through profit or loss was principally due to a change in net gain (loss) on financial assets designated at fair value through profit or loss from a net gain of ￦69 billion in 2015 to a net loss of ￦71 billion in 2016. Such change in net gain (loss) on financial assets designated at fair value through profit or loss resulted mainly from a change in net gain (loss) on equity-linked securities from a net gain of ￦68 billion in 2015 to a net loss of ￦76 billion in 2016, which was primarily attributable to an increase in losses on investments in securities linked to certain foreign indices. For further information regarding our net gain (loss) on financial assets at fair value through profit or loss, see Note 37 of the notes to our consolidated financial statements included elsewhere in this annual report.

In 2016, we recognized a net gain on valuation of available-for-sale financial assets of ￦13 billion as part of other comprehensive income (loss) net of tax.

General and Administrative Expenses

The following table shows, for the periods indicated, the components of our general and administrative expenses:

	Year ended December 31,						Percentage change
	2015		2016		2017		2016/2015	2017/2016
	(in billions of Won)						(%)
Employee benefits	￦	1,853	￦	2,125	￦	2,324	14.7%	9.4%
Depreciation and amortization		237		248		184	4.6	(25.8)
Other general and administrative expenses		1,061		1,105		1,023	4.1	(7.4)

General and administrative expenses	￦	3,151	￦	3,478	￦	3,531	10.4%	1.5%

Comparison of 2017 to 2016

Our general and administrative expenses increased 1.5% from ￦3,478 billion in 2016 to ￦3,531 billion in 2017, primarily as a result of a 9.4% increase in employee benefits from ￦2,125 billion in 2016 to ￦2,324 billion in 2017, which was partially offset by a 7.4% decrease in other general and administrative expenses from ￦1,105 billion in 2016 to ￦1,023 billion in 2017 and a 25.8% decrease in depreciation and amortization from ￦248 billion in 2016 to ￦184 billion in 2017. The 9.4% increase in employee benefits was principally due to a 67.6% increase in redundancy payments from ￦179 billion in 2016 to ￦300 billion in 2017, resulting mainly from the early retirement program we implemented in September 2017. Such increase was enhanced by a 19.9% increase in other short-term employee benefits from ￦467 billion in 2016 to ￦560 billion in 2017, which mainly reflected an increase in benefit levels for our employees. The 7.4% decrease in other general and administrative expenses was mainly due to an 18.8% decrease in service charges from ￦245 billion in 2016 to ￦199 billion in 2017, principally reflecting a decrease in the number of our banking branches, and a 32.9% decrease in miscellaneous other expenses from ￦70 billion in 2016 to ￦47 billion in 2017. The 25.8% decrease in depreciation and amortization was also mainly due to the decrease in the number of our banking branches.

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

Net Other Operating Expenses

The following table shows, for the periods indicated, the components of our net other operating expenses:

	Year ended December 31,						Percentage change
	2015		2016		2017		2016/2015	2017/2016
	(in billions of Won)						(%)
Other operating income	￦	3,782	￦	5,208	￦	3,737	37.7%	(28.2)%
Other operating expenses		(4,392)		(5,575)		(3,768)	26.9	(32.4)

Total net other operating expenses	￦	(610)	￦	(367)	￦	(31)	(39.8)%	(91.6)%

Comparison of 2017 to 2016

Our net other operating expenses decreased 91.6% from ￦367 billion in 2016 to ￦31 billion in 2017, primarily due to a 32.4% decrease in other operating expenses from ￦5,575 billion in 2016 to ￦3,768 billion in 2017, which was partially offset by a 28.2% decrease in other operating income from ￦5,208 billion in 2016 to ￦3,737 billion in 2017.

Other operating income includes principally gains on transaction of foreign exchange, gains on disposal of loans and receivables, gains on fair value of hedged items and miscellaneous other operating income. The 28.2% decrease in other operating income was attributable mainly to a 29.2% decrease in gains on transaction of foreign exchange from ￦4,792 billion in 2016 to ￦3,391 billion in 2017. This decrease, which primarily reflected lower exchange rate volatility in 2017, was more than offset by a greater decrease in loss on transaction of foreign exchange, which is recorded as part of other operating expenses. On a net basis, our net gain on transaction of foreign exchange increased more than five-fold from ￦86 billion in 2016 to ￦504 billion in 2017. The decrease in gains on transaction of foreign exchange was enhanced by a 45.5% decrease in gains on fair value hedged items from ￦99 billion in 2016 to ￦54 billion in 2017, as well as a 23.2% decrease in other miscellaneous operating income from ￦112 billion in 2016 to ￦86 billion in 2017, which was primarily due to a 60.7% decrease in amounts receivable from other creditor financial institutions under the terms of borrower debt restructuring programs from ￦75 billion in 2016 to ￦29 billion in 2017.

Other operating expenses include principally losses on transaction of foreign exchange, deposit insurance premiums, contributions to miscellaneous funds, losses related to derivatives and miscellaneous other operating expenses. The 32.4% decrease in other operating expenses was primarily the result of a 38.7% decrease in loss on transaction of foreign exchange from ￦4,706 billion in 2016 to ￦2,887 billion in 2017, which mainly reflected lower exchange rate volatility in 2017. This decrease was partially offset by a decrease in gains on transaction of foreign exchange, which is recorded as part of other operating income as discussed above.

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

The 37.7% increase in other operating income was attributable mainly to a 43.0% increase in gains on transaction of foreign exchange from ￦3,352 billion in 2015 to ￦4,792 billion in 2016. This increase, which was principally due to higher exchange rate volatility in 2016, was partially offset by an increase in loss on transaction of foreign exchange, which is recorded as part of other operating expenses. On a net basis, our net gain (loss) on transaction of foreign exchange changed from a net loss of ￦78 billion in 2015 to a net gain of ￦86 billion in 2016. The increase in gains on transaction of foreign exchange was enhanced by a more than three-fold increase in gains on fair value hedged items from ￦25 billion in 2015 to ￦99 billion in 2016. Such increases were offset in part by a 100% decrease in gains on transaction of derivatives from ￦59 billion in 2015 to less than ￦1 billion in 2016, as well as a 29% decrease in miscellaneous other income from ￦159 billion in 2015 to ￦112 billion in 2016, which was primarily due to a decrease in amounts receivable from other creditor institutions under the terms of borrower debt restructuring programs from ￦137 billion in 2015 to ￦75 billion in 2016.

The 26.9% increase in other operating expenses was primarily the result of a 37.2% increase in loss on transaction of foreign exchange from ￦3,430 billion in 2015 to ￦4,706 billion in 2016, which mainly reflected higher exchange rate volatility during 2016. This increase was more than offset by an increase in gains on transaction of foreign exchange, which is recorded as part of other operating income as discussed above. The increase in loss on transaction of foreign exchange was enhanced by a more than four-fold increase in losses related to derivatives from ￦21 billion in 2015 to ￦99 billion in 2016. Such increases were offset in part by a 26.3% decrease in miscellaneous other operating expenses from ￦232 billion in 2015 to ￦171 billion in 2016, which was primarily due to a 29.7% decrease in amounts payable to other creditor financial institutions under the terms of borrower debt restructuring programs from ￦155 billion in 2015 to ￦109 billion in 2016, as well as a 100.0% decrease in losses on fair value hedged items from ￦57 billion in 2015 to less than ￦1 billion in 2016.

For further information regarding our net other operating expense, see Notes 40-(2) and (3) of the notes to our consolidated financial statements included elsewhere in this annual report.

Share of Losses of Joint Ventures and Associates

Comparison of 2017 to 2016

Our share of losses of joint ventures and associates increased more than five-fold from ￦20 billion in 2016 to ￦101 billion in 2017. Such increase was primarily attributable to a significant increase in impairment losses from ￦1 billion in 2016 to ￦115 billion in 2017, which mainly reflected a ￦103 billion impairment loss we recorded in respect of our 14.2% equity interest in Kumho Tire Co., Inc. (which we had acquired in 2010 as a result of a debt-to-equity swap in connection with its workout), due to further deterioration in its financial condition in 2017. For further information regarding our investments in joint ventures and associates, see Note 13 of the notes to our consolidated financial statements included elsewhere in this annual report.

Comparison of 2016 to 2015

Our share of losses of joint ventures and associates decreased 72.1% from ￦70 billion in 2015 to ￦20 billion in 2016. Such decrease was primarily attributable to a significant decrease in impairment losses from ￦56 billion in 2015 to ￦1 billion in 2016, which mainly reflected impairment losses we had recorded in respect of our equity interests in Osung LST Co., Ltd. and Poonglim Industrial Co., Ltd. in 2015, which were not repeated in 2016. For further information regarding our investments in joint ventures and associates, see Note 13 of the notes to our consolidated financial statements included elsewhere in this annual report.

Other Net Non-operating Income (Loss)

The following table shows, for the periods indicated, the components of our other net non-operating income (loss):

	Year ended December 31,						Percentage change
	2015		2016		2017		2016/2015		2017/2016
	(in billions of Won)						(%)
Other non-operating income	￦	273	￦	132	￦	84	(51.6)%		(36.4)%
Other non-operating expenses		(102)		(133)		(190)	30.4		42.9

Total other net non-operating income (loss)	￦	171	￦	(1)	￦	(106)	N/M	(1)	N/M	(1)

(1)	N/M = not meaningful.

Comparison of 2017 to 2016

Our net other net non-operating loss increased significantly from ￦1 billion in 2016 to ￦106 billion in 2017, as the effect of a 42.9% increase in other non-operating expenses from ￦133 billion in 2016 ￦190 billion in 2017 was enhanced by a 36.4% decrease in other non-operating income from ￦132 billion in 2016 to ￦84 billion in 2017.

Other non-operating income includes principally gains on disposal of investment in joint ventures and associates, gains on disposal of premises and equipment and other assets, rental income and miscellaneous other non-operating income. The 36.4% decrease in other non-operating income was attributable mainly to a 66.7% decrease in miscellaneous other non-operating income from ￦96 billion in 2016 to ￦32 billion in 2017, which was partially offset by a 73.9% increase in gains on disposal of investment in joint ventures and associates from ￦23 billion in 2016 to ￦40 billion in 2017. The increase in gains on disposal of investment in joint ventures and associates was primarily attributable to an increase in the number of such transactions in 2017 compared to 2016.

Other non-operating expenses include principally donations, depreciation on investment properties, losses on disposal of investment in joint ventures and associates and miscellaneous other non-operating expenses. The 42.9% increase in other non-operating expenses was attributable mainly to a 122.7% increase in donations from ￦44 billion in 2016 to ￦98 billion in 2017 and a 160.0% increase in losses on disposal of investment in joint ventures and associates from ￦15 billion in 2016 to ￦39 billion in 2017, which were partially offset by a 35.6% decrease in miscellaneous other non-operating expenses from ￦59 billion in 2016 to ￦38 billion in 2017. The increase in donations mainly reflected our donation of issuance fees of dormant cashier’s checks for the past five years to the Korea Inclusive Finance Agency in accordance with the amended Microfinance Support Act. The increase in losses on disposal of investment in joint ventures and associates was primarily attributable to an increase in the number of such transactions in 2017 compared to 2016.

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

The 30.4% increase in other non-operating expenses was attributable mainly to an increase in losses on disposal of investment in joint ventures and associates from less than ￦1 billion in 2015 to ￦15 billion in 2016 and a 28.3% increase in miscellaneous other non-operating expenses from ￦46 billion in 2015 to ￦59 billion in 2016.

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

Comparison of 2017 to 2016

Income tax expense increased 51.8% from ￦276 billion in 2016 to ￦419 billion in 2017, mainly as a result of an increase in our net income before income tax expense, the effect of which was enhanced by decreases in non-exempt income and tax adjustments recognized in respect of prior periods. The statutory tax rate was 24.2% for pre-tax income over ￦20 billion in 2016 and 2017. Our effective tax rate was 17.8% in 2016 and 21.5% in 2017. See Note 42 of the notes to our consolidated financial statements included elsewhere in this annual report.

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

Net Income

Due to the factors described above, we recorded net income of ￦1,530 billion in 2017, compared to ￦1,277 billion in 2016 and ￦1,075 billion in 2015.

Results by Principal Business Segment

We compile and analyze financial information for our business segments based upon segment information used by our management for the purposes of resource allocation and performance evaluation. We currently have six operational business segments: consumer banking, corporate banking, investment banking, capital markets, credit card and other operations.

The following table shows, for the periods indicated, our results of operations by segment:

	Net income Year ended December 31,						Total operating income(1) Year ended December 31,
	2015		2016		2017		2015		2016		2017
	(in billions of Won)
Consumer banking	￦	26	￦	99	￦	264	￦	54	￦	166	￦	446
Corporate banking		317		610		918		418		815		1,217
Investment banking		165		84		106		174		65		100
Capital markets		11		(3)		92		15		1		122
Credit card		117		109		101		155		144		138
Other operations		552		514		22		551		441		73

Total(2)	￦	1,188	￦	1,413	￦	1,503	￦	1,367	￦	1,632	￦	2,096

(1)	Comprises net interest income, net non-interest income, administrative expenses and impairment losses due to credit losses.
(2)	Before adjustments for inter-segment transactions (other than inter-segment loans and borrowings) and certain differences in classification under our management reporting system.

Consumer Banking

This segment consists of our consumer banking operations. The following table shows, for the periods indicated, our income statement data for this segment:

	Year ended December 31,						Percentage change
	2015		2016		2017		2016/2015	2017/2016
	(in billions of Won)						(%)
Income statement data
Interest income	￦	2,851	￦	2,980	￦	3,150	4.5%	5.7%
Interest expense		(1,228)		(1,024)		(956)	(16.6)	(6.6)
Inter-segment		(334)		(472)		(491)	41.3	4.0

Net interest income		1,289		1,484		1,703	15.1	14.8

Non-interest income		886		924		802	4.3	(13.2)
Non-interest expense		(353)		(406)		(254)	15.0	(37.4)
Inter-segment		22		39		102	77.3	161.5

Net non-interest income		555		557		650	0.4	16.7

Administrative expenses		(1,782)		(1,788)		(1,809)	0.3	1.2
Impairment losses due to credit loss and others(1)		(8)		(87)		(98)	987.5	12.6

Total other expenses		(1,790)		(1,875)		(1,907)	4.7	1.7

Operating income		54		166		446	207.4	168.7

Net non-operating loss		(19)		(35)		(98)	84.2	180.0

Net income before tax		35		131		348	274.3	165.6

Income tax expense		(9)		(32)		(84)	255.6	162.5

Net income	￦	26	￦	99	￦	264	280.8%	166.7%

(1)	Consist of impairment losses due to credit loss, gain (loss) on loan sales and provisions (reversal of provisions).

Comparison of 2017 to 2016

Our net income before tax for this segment increased 165.6% from ￦131 billion in 2016 to ￦348 billion in 2017. Net income after tax also increased 166.7% from ￦99 billion in 2016 to ￦264 billion in 2017.

Interest income for this segment increased 5.7% from ￦2,980 billion in 2016 to ￦3,150 billion in 2017, primarily due to an increase in the average balances of general purpose household loans (including home equity loans) and mortgage loans, mainly reflecting increased demand for such loans among consumers, which was enhanced by a slight increase in the average yields on such loans, principally as a result of an increase in interest rates for loans in Korea commencing in the second half of 2017.

Interest expense attributable to this segment decreased 6.6% from ￦1,024 billion in 2016 to ￦956 billion in 2017. The decrease in interest expense was primarily due to a decrease in the average cost of time and savings deposits held by consumers, which was mainly attributable to the decrease in the general level of interest rates in Korea in 2017 compared to 2016.

Net interest expense from inter-segment transactions for this segment increased 4.0% from ￦472 billion in 2016 to ￦491 billion in 2017, principally as a result of increased funding needs for this segment in light of the increase in the average volumes of general purpose household loans (including home equity loans) and mortgage loans.

Impairment losses due to credit loss and others for this segment increased 12.6% from ￦87 billion in 2016 to ￦98 billion in 2017, primarily as a result of an increase in provisions for general purpose household loans (including home equity loans) and mortgage loans, mainly reflecting the increase in the outstanding balances of such loans.

Non-interest income attributable to this segment decreased 13.2% from ￦924 billion in 2016 to ￦802 billion in 2017, primarily due to a decrease in gains on transaction of foreign exchange.

Non-interest expense for this segment decreased 37.4% from ￦406 billion in 2016 to ￦254 billion in 2017, primarily as a result of a decrease in losses on transaction of foreign exchange.

Net non-interest income from inter-segment transactions for this segment increased 161.5% from ￦39 billion in 2016 to ￦102 billion in 2017, principally as a result of an increase in fee income from our asset management products, including mutual funds, money trust products and bancassurance products.

Administrative expenses attributable to this segment increased 1.2% from ￦1,788 billion in 2016 to ￦1,809 billion in 2017, primarily due to an increase in benefit levels for our employees in this segment.

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

Corporate Banking

This segment consists of our corporate banking (including small- and medium-sized enterprise banking and large corporate banking) operations. The following table shows, for the periods indicated, our income statement data for this segment:

	Year ended December 31,						Percentage change
	2015		2016		2017		2016/2015	2017/2016
	(in billions of Won)						(%)
Income statement data
Interest income	￦	3,256	￦	3,026	￦	2,965	(7.1)%	(2.0)%
Interest expense		(1,880)		(1,781)		(1,682)	(5.3)	(5.6)
Inter-segment		324		496		512	53.1	3.2

Net interest income		1,700		1,741		1,795	2.4	3.1

Non-interest income		503		535		681	6.4	27.3
Non-interest expense		(26)		(33)		(170)	26.9	415.2
Inter-segment		37		48		60	29.7	25.0

Net non-interest income		514		550		571	7.0	3.8

Administrative expenses		(926)		(967)		(832)	4.4	(14.0)
Impairment losses due to credit loss and others(1)		(870)		(509)		(317)	(41.5)	(37.7)

Total other expenses		(1,796)		(1,476)		(1,149)	(17.8)	(22.2)

Operating income		418		815		1,217	95.0	49.3

Net non-operating loss		(2)		(1)		(3)	(50.0)	200.0

Net income before tax		416		814		1,214	95.7	49.1

Income tax expense		(99)		(204)		(296)	106.1	45.1

Net income	￦	317	￦	610	￦	918	92.4%	50.5%

(1)	Consist of impairment losses due to credit loss, gain (loss) on loan sales and provisions (reversal of provisions).

Comparison of 2017 to 2016

Our net income before tax for this segment increased 49.1% from ￦814 billion in 2016 to ￦1,214 billion in 2017. Net income after tax also increased 50.5% from ￦610 billion in 2016 to ￦918 billion in 2017.

Interest income for this segment decreased 2.0% from ￦3,026 billion in 2016 to ￦2,965 billion in 2017, primarily due to a decrease in the average balances of commercial and industrial and other commercial loans, mainly reflecting a decrease in loans to certain large corporate borrowers, principally as a result of our efforts to decrease our exposure to such borrowers and diversify our loan portfolio, which was partially offset by a slight increase in the average yields on such loans.

Interest expense attributable to this segment, which consists mainly of interest expense on corporate deposits, borrowings and debentures, decreased 5.6% from ￦1,781 billion in 2016 to ￦1,682 billion in 2017. The decrease in interest expense was primarily due to a decrease in the average cost of time and savings deposits held by corporate customers, mainly attributable to the decrease in the general level of interest rates in Korea in 2017 compared to 2016.

Net interest income from inter-segment transactions for this segment increased 3.2% from ￦496 billion in 2016 to ￦512 billion in 2017, principally as a result of an increase in the average balance of loans to other segments, which mainly reflected increased funding needs of the consumer banking segment.

Impairment losses due to credit loss and others for this segment decreased 37.7% from ￦509 billion in 2016 to ￦317 billion in 2017, primarily as a result of a decrease in provisions for corporate loans, mainly reflecting an overall improvement in the asset quality of our corporate loan portfolio.

Non-interest income attributable to this segment increased 27.3% from ￦535 billion in 2016 to ￦681 billion in 2017, primarily due to an increase in gains on transaction of derivatives.

Non-interest expense for this segment increased more than five-fold from ￦33 billion in 2016 to ￦170 billion in 2017, primarily as a result of an increase in losses on transaction of derivatives.

Administrative expenses attributable to this segment decreased 14.0% from ￦967 billion in 2016 to ￦832 billion in 2017, primarily due to increased efficiency from the consolidation of corporate banking branches with consumer banking branches, which was reflected in this segment.

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

Interest expense attributable to this segment decreased 5.3% from ￦1,880 billion in 2015 to ￦1,781 billion in 2016. The decrease in interest expense was primarily due to a decrease in the average cost of time and savings deposits held by corporate customers, which was enhanced by a decrease in the average cost of corporate debentures, all of which were mainly attributable to the decrease in the general level of interest rates in Korea in 2016.

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

Investment Banking

This segment consists of our investment banking operations, including principally project finance, structured finance, merger and acquisition financing and financial advisory services. The following table shows, for the periods indicated, our income statement data for this segment:

	Year ended December 31,						Percentage change
	2015		2016		2017		2016/2015	2017/2016
	(in billions of Won)						(%)
Income statement data
Interest income	￦	155	￦	153	￦	148	(1.3)%	(3.3)%
Interest expense		—		—		—	—	—
Inter-segment		(149)		(138)		(136)	(7.4)	(1.4)

Net interest income		6		15		12	150.0	(20.0)

Non-interest income		490		605		367	23.5	(39.3)
Non-interest expense		(375)		(444)		(215)	18.4	(51.6)
Inter-segment		—		—		—	—	—

Net non-interest income		115		161		152	40.0	(5.6)

Administrative expenses		(15)		(15)		(13)	—	(13.3)
Impairment losses due to credit loss and others(1)		68		(96)		(51)	N/M (2)	(46.9)

Total other income (expenses)		53		(111)		(64)	N/M (2)	(42.3)

Operating income (loss)		174		65		100	(62.6)	53.8

Net non-operating income		44		46		39	4.5	(15.2)

Net income (loss) before tax		218		111		139	(49.1)	25.2

Income tax benefit (expense)		(53)		(27)		(33)	(49.1)	22.2

Net income (loss)	￦	165	￦	84		￦106	(49.1)%	26.2%

(1)	Consist of impairment losses due to credit loss, gain (loss) on loan sales and provisions (reversal of provisions).
(2)	N/M = not meaningful.

Comparison of 2017 to 2016

Our net income before tax for this segment increased 25.2% from ￦111 billion in 2016 to ￦139 billion in 2017. Net income after tax also increased 26.2% from ￦84 billion in 2016 to ￦106 billion in 2017.

Interest income for this segment, which consists mainly of interest income from financing provided to corporations, decreased 3.3% from ￦153 billion in 2016 to ￦148 billion in 2017, primarily reflecting the decrease in the general level of interest rates in Korea in 2017 compared to 2016.

Net interest expense on inter-segment transactions for this segment decreased 1.4% from ￦138 billion in 2016 to ￦136 billion in 2017, principally as a result of a decrease in the average cost of borrowings from other segments, which mainly reflected the lower interest rate environment in Korea.

Impairment losses due to credit loss and others for this segment decreased 46.9% from ￦96 billion in 2016 to ￦51 billion in 2017, primarily as a result of an improvement in the overall asset quality of our financing portfolio.

Non-interest income attributable to this segment decreased 39.3% from ￦605 billion in 2016 to ￦367 billion in 2017, primarily due to a decrease in gains on transaction of foreign exchange.

Non-interest expense for this segment decreased 51.6% from ￦444 billion in 2016 to ￦215 billion in 2017, primarily as a result of a decrease in losses on transaction of foreign exchange.

Administrative expenses attributable to this segment decreased 13.3% from ￦15 billion in 2016 to ￦13 billion in 2017, primarily due to increased efficiency in the use of our sales channels.

Comparison of 2016 to 2015

Our net income before tax for this segment decreased 49.1% from ￦218 billion in 2015 to ￦111 billion in 2016. Net income after tax also decreased 49.1% from ￦165 billion in 2015 to ￦84 billion in 2016.

Interest income for this segment decreased 1.3% from ￦155 billion in 2015 to ￦153 billion in 2016, mainly reflecting the decrease in the general level of interest rates in Korea in 2016.

Net interest expense on inter-segment transactions for this segment decreased 7.4% from ￦149 billion in 2015 to ￦138 billion in 2016, principally as a result of a decrease in the average cost of borrowings from other segments, which mainly reflected the decrease in the general level of interest rates in Korea in 2016.

Impairment losses due to credit loss and others for this segment changed from a net reversal of ￦68 billion in 2015 to net loss of ￦96 billion in 2016, primarily as a result of an increase in provisions for credit losses with respect to financing provided to a certain corporate customer, as well as reversals of provisions for credit losses in 2015 which were not repeated in 2016.

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

Capital Markets

This segment consists of our core capital markets operations, including principally securities investment and trading of securities (other than available-for-sale securities), foreign exchange and derivatives. The following table shows, for the periods indicated, our income statement data for this segment:

	Year ended December 31,						Percentage change
	2015		2016		2017		2016/2015		2017/2016
	(in billions of Won)						(%)
Income statement data
Interest income	￦	19	￦	19	￦	19	—%		—%
Interest expense		—		—		—	—		—
Inter-segment		22		30		18	36.4		(40.0)

Net interest income		41		49		37	19.5		(24.5)

Non-interest income		5,761		7,590		9,548	31.7		25.8
Non-interest expense		(5,743)		(7,586)		(9,478)	32.1		24.9
Inter-segment		—		—		—	—		—

Net non-interest expense		18		4		70	(77.8)		(1650.0)

Administrative expenses		(17)		(18)		(16)	5.9		(11.1)
Impairment losses due to credit loss and others(1)		(27)		(34)		31	25.9		(191.2)

Total other expenses		(44)		(52)		15	18.2		(128.8)

Operating income (loss)		15		1		122	(93.3)		N/M (2)

Net non-operating income (loss)		—		(5)		—	N/M	(2)	N/M (2)

Net income (loss) before tax		15		(4)		122	N/M	(2)	N/M (2)

Income tax expense		(4)		1		(30)	N/M	(2)	N/M (2)

Net income (loss)	￦	11	￦	(3)	￦	92	N/M	(2)	N/M (2)

(1)	Consist of impairment losses due to credit loss, gain (loss) on loan sales and provisions (reversal of provisions).
(2)	N/M = not meaningful.

Comparison of 2017 to 2016

Our net income (loss) before tax for this segment changed from a net loss of ￦4 billion in 2016 to a net gain of ￦122 billion in 2017. Net income (loss) after tax also changed from a net loss of ￦3 billion in 2016 to a net gain of ￦92 billion in 2017.

Interest income for this segment, which consists mainly of interest income from held-for-trading securities, remained stable at ￦19 billion in 2016 and 2017.

Net interest income on inter-segment transactions for this segment decreased 40.0% from ￦30 billion in 2016 to ￦18 billion in 2017, principally as a result of a decrease in the average balance of loans to other segments.

Impairment losses due to credit loss and others for this segment changed from net loss of ￦34 billion in 2016 to a net gain of ￦31 billion in 2017, primarily as a result of a credit valuation adjustment relating to derivatives, which mainly reflected a decrease in the volume of such derivatives due to lower exchange rate volatility in 2017.

Non-interest income attributable to this segment increased 25.8% from ￦7,590 billion in 2016 to ￦9,548 billion in 2017, primarily due to an increase in gains on transaction of foreign exchange.

Non-interest expense for this segment increased 24.9% from ￦7,586 billion in 2016 to ￦9,478 billion in 2017, primarily as a result of an increase in losses on transaction of foreign exchange.

Administrative expenses attributable to this segment decreased 11.1% from ￦18 billion in 2016 to ￦16 billion in 2017, primarily due to decreases in salaries and benefits paid, attributable mainly to a reduction in the number of employees in this segment.

Comparison of 2016 to 2015

Our net income (loss) before tax for this segment changed from net income of ￦15 billion in 2015 to a net loss of ￦4 billion in 2016. Net income (loss) after tax also changed from net income of ￦11 billion in 2015 to a net loss of ￦3 billion in 2016.

Interest income for this segment remained stable at ￦19 billion in 2015 and 2016.

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

Credit Card

This segment consists of our credit card operations. The following table shows, for the periods indicated, our income statement data for this segment:

	Year ended December 31,						Percentage change
	2015		2016		2017		2016/2015	2017/2016
	(in billions of Won)						(%)
Income statement data
Interest income	￦	500	￦	557	￦	600	11.4%	7.7%
Interest expense		(122)		(129)		(136)	5.7	5.4
Inter-segment		—		—		—	—	—

Net interest income		378		428		464	13.2	8.4

Non-interest income		871		986		1,164	13.2	18.1
Non-interest expense		(773)		(906)		(1,090)	17.2	20.3
Inter-segment		—		—		—	—	—

Net non-interest expense		98		80		74	(18.4)	(7.5)

Administrative expenses		(124)		(148)		(165)	19.4	11.5
Impairment losses due to credit loss and others(1)		(197)		(216)		(235)	9.6	8.8

Total other expenses		(321)		(364)		(400)	13.4	9.9

Operating income		155		144		138	(7.1)	(4.2)

Net non-operating loss		(5)		(2)		(5)	(60.0)	150.0

Net income before tax		150		142		133	(5.3)	(6.3)

Income tax expense		(33)		(33)		(32)	—	(3.0)

Net income	￦	117	￦	109	￦	101	(6.8)%	(7.3)%

(1)	Consist of impairment losses due to credit loss, gain (loss) on loan sales and provisions (reversal of provisions).

Comparison of 2017 to 2016

Our net income before tax for this segment decreased 6.3% from ￦142 billion in 2016 to ￦133 billion in 2017. Net income after tax also decreased 7.3% from ￦109 billion in 2016 to ￦101 billion in 2017.

Interest income for this segment increased 7.7% from ￦557 billion in 2016 to ￦600 billion in 2017, primarily due to an increase in the average balance of credit card receivables, mainly reflecting an increase in the volume of credit card transactions as well as an increase in credit card issuances, which was offset in part by a decrease in the average yield on such receivables.

Interest expense attributable to this segment increased 5.4% from ￦129 billion in 2016 to ￦136 billion in 2017, primarily due to increased funding needs for this segment in light of the increase in the average balance of credit card receivables.

Impairment losses due to credit loss and others for this segment increased 8.8% from ￦216 billion in 2016 to ￦235 billion in 2017, primarily as a result of an increase in provisions for credit losses, mainly due to an increase in the outstanding balance of our credit card receivables.

Non-interest income attributable to this segment increased 18.1% from ￦986 billion in 2016 to ￦1,164 billion in 2017, primarily due to an increase in credit card fees, mainly reflecting the increase in the average balance of credit card receivables.

Non-interest expense for this segment increased 20.3% from ￦906 billion in 2016 to ￦1,090 billion in 2017, primarily as a result of an increase in credit card commissions, mainly reflecting the increase in the average balance of credit card receivables.

Administrative expenses attributable to this segment increased 11.5% from ￦148 billion in 2016 to ￦165 billion in 2017, primarily due to an increase in salaries paid to our employees in this segment.

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

Other Operations

Other operations include all of our operations not included in the other segments, including principally the operations of our Credit Management and Collection Department and our Corporate Restoration Department, our treasury operations involving transactions of available-for-sale securities and financing among financial institutions as well as the operations of all of our subsidiaries other than Woori Card. The following table shows, for the periods indicated, our income statement data for this segment:

	Year ended December 31,						Percentage change
	2015		2016		2017		2016/2015	2017/2016
	(in billions of Won)						(%)
Income statement data
Interest income	￦	1,586	￦	1,492	￦	1,361	(5.9)%	(8.8)%
Interest expense		(980)		(864)		(835)	(11.8)	(3.4)
Inter-segment		137		85		97	(38.0)	14.1

Net interest income		743		713		623	(4.0)	(12.6)

Non-interest income		3,246		4,563		2,683	40.6	(41.2)
Non-interest expense		(2,908)		(4,173)		(2,132)	43.5	(48.9)
Inter-segment		(58)		(87)		(162)	50.0	86.2

Net non-interest income		280		303		389	8.2	28.4

Administrative expenses		(555)		(794)		(954)	43.1	20.2
Impairment losses due to credit loss and others(1)		83		219		15	163.9	(93.2)

Total other expenses		(472)		(575)		(939)	21.8	63.3

Operating income		551		441		73	(20.0)	(83.4)

Net non-operating income (loss)		138		56		(113)	(59.4)	N/M (2)

Net income (loss) before tax		689		497		(40)	(27.9)	N/M (2)

Income tax benefit (expense)		(137)		17		63	N/M (2)	270.6

Net income	￦	552	￦	514	￦	23	(6.9)%	(95.7)%

(1)	Consist of impairment losses due to credit loss, gain (loss) on loan sales and provisions (reversal of provisions).
(2)	N/M = not meaningful.

Comparison of 2017 to 2016

Our net income (loss) before tax for this segment changed from net income of ￦497 billion in 2016 to a net loss of ￦40 billion in 2017. Net income after tax decreased 95.7% from ￦514 billion in 2016 to ￦22 billion in 2017.

Interest income for this segment, which mainly includes interest income due from banks and on certain other loans and financial assets, decreased 8.8% from ￦1,492 billion in 2016 to ￦1,361 billion in 2017, primarily due to the decrease in the general level of interest rates in Korea in 2017 compared to 2016.

Interest expense attributable to this segment, which mainly includes interest expense on debentures, borrowings, call money and deposits due to customers, decreased 3.4% from ￦864 billion in 2016 to ￦835 billion in 2017, primarily due to decreased funding costs for this segment in light of the lower interest rate environment in Korea in 2017.

Net interest income from inter-segment transactions for this segment increased 14.1% from ￦85 billion in 2016 to ￦97 billion in 2017, principally as a result of an increase in the average balance of loans to other segments.

Impairment losses due to credit loss and others for this segment decreased from a net gain of ￦219 billion in 2016 to a net gain of ￦15 billion in 2017, representing a decrease in net gain of 93.2%, primarily as a result of an increase in provisions for credit losses of our Corporate Restoration Department, mainly reflecting the deterioration of the financial condition of certain companies, which securities were held by such department.

Non-interest income attributable to this segment, which mainly includes gains on transaction of foreign exchange, gains on fair value hedged items and gains on transactions of derivatives, decreased 41.2% from ￦4,563 billion in 2016 to ￦2,683 billion in 2017, primarily due a decrease in gains on transactions of foreign exchange, mainly reflecting lower exchange rate volatility in 2017.

Non-interest expense for this segment, which mainly includes losses on transaction of foreign exchange, losses on fair value hedged items and losses on transactions of derivatives, decreased 48.9% from ￦4,173 billion in 2016 to ￦2,132 billion in 2017, primarily as a result of a decrease in losses on transactions of foreign exchange, mainly reflecting lower exchange rate volatility in 2017.

Administrative expenses attributable to this segment increased 20.2% from ￦794 billion in 2016 to ￦954 billion in 2017, primarily due to an increase in redundancy payments, which are recorded in this segment, resulting mainly from our implementation of an early retirement program in September 2017.

Comparison of 2016 to 2015

Our net income before tax for this segment decreased 27.9% from ￦689 billion in 2015 to ￦497 billion in 2016. Net income after tax also decreased 6.9% from ￦552 billion in 2015 to ￦514 billion in 2016.

Interest income for this segment decreased 5.9% from ￦1,586 billion in 2015 to ￦1,492 billion in 2016, primarily due to the decrease in the general level of interest rates in Korea in 2016.

Interest expense attributable to this segment decreased 11.8% from ￦980 billion in 2015 to ￦864 billion in 2016, primarily due to decreased funding costs for this segment in light of the lower interest rate environment in Korea in 2016.

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

Non-interest income attributable to this segment increased 40.6% from ￦3,246 billion in 2015 to ￦4,563 billion in 2016, primarily due to an increase in gains on transactions of foreign exchange, mainly reflecting higher exchange rate volatility in 2016.

Non-interest expense for this segment increased 43.5% from ￦2,908 billion in 2015 to ￦4,173 billion in 2016, primarily as a result of an increase in losses on transactions of foreign exchange, mainly reflecting higher exchange rate volatility in 2016.

Administrative expenses attributable to this segment increased 43.1% from ￦555 billion in 2015 to ￦794 billion in 2016, primarily due to an increase in redundancy payments, resulting mainly from our implementation of an early retirement program in April and December 2016.

Item 5.B.	Liquidity and Capital Resources

Financial Condition

Assets

The following table sets forth, as of the dates indicated, the principal components of our assets:

	As of December 31,						Percentage change
	2015		2016		2017		2016/2015	2017/2016
	(in billions of Won)						(%)
Cash and cash equivalents	￦	6,644	￦	7,591	￦	6,908	14.3%	(9.0)%
Financial assets at fair value through profit or loss		5,133		5,651		5,843	10.1	3.4
Available-for-sale financial assets		17,171		20,818		15,353	21.2	(26.3)
Held-to-maturity financial assets		13,622		13,910		16,749	2.1	20.4
Loans and receivables:
Due from banks		11,181		14,821		8,871	32.6	(40.1)
Loans in local currency		185,155		191,309		200,213	3.3	4.7
Loans in foreign currencies		13,105		14,102		13,148	7.6	(6.8)
Domestic banker’s letter of credit		4,805		3,754		2,517	(21.9)	(33.0)
Credit card accounts		6,099		6,674		6,827	9.4	2.3
Bills bought in foreign currencies		6,648		7,759		8,197	16.7	5.6
Bills bought in local currency		135		414		335	206.7	(19.1)
Factoring receivables		150		97		138	(35.3)	42.3
Advances for customers on guarantees		44		25		24	(43.2)	(4.0)
Privately placed bonds		331		328		362	(0.9)	10.4
Securitized loans		310		253		563	(18.4)	122.5
Call loans		2,758		2,985		3,003	8.2	0.6
Bonds purchased under resale agreements		7,584		8,855		16,859	16.8	90.4
Other loans		46		251		511	445.7	103.6
Loan origination costs and fees		435		459		607	5.5	32.2
Present value discount		(5)		(14)		(11)	180.0	(21.4)
Other receivables		8,539		8,348		6,772	(2.2)	(18.9)
Allowance for credit losses		(2,478)		(2,027)		(1,830)	(18.2)	(9.7)

Total loans and receivables, net		244,842		258,393		267,106	5.5	3.4
Premises and equipment, net		2,471		2,458		2,478	(0.5)	0.8
Other assets(1)		1,976		1,862		1,858	(5.8)	(0.2)

Total assets	￦	291,859	￦	310,683	￦	316,295	6.4%	1.8%

(1)	Includes investments in joint ventures and associates, investment properties, intangible assets and goodwill, current tax assets, deferred tax assets, derivative assets, assets held for sale, net defined benefit assets and other assets.

For further information on our assets, see “Item 4.B. Business Overview—Assets and Liabilities.”

Comparison of 2017 to 2016

Our total assets increased 1.8% from ￦310,683 billion as of December 31, 2016 to ￦316,295 billion as of December 31, 2017, primarily as a result of a 3.4% increase in loans and receivables from ￦258,393 billion as of December 31, 2016 to ￦267,106 billion as of December 31, 2017. This increase in loans and receivables was mainly the result of a 4.7% increase in loans in local currency from ￦191,309 billion as of December 31, 2016 to ￦200,213 billion as of December 31, 2017 and a 90.4% increase in bonds purchased under resale agreement from ￦8,855 billion as of December 31, 2016 to ￦16,859 billion as of December 31, 2017, the effect of which was partially offset by a 40.1% decrease in loans and receivables due from banks from ￦14,821 billion as of December 31, 2016 to ￦8,871 billion as of December 31, 2017.

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

Liabilities and Equity

The following table sets forth, as of the dates indicated, the principal components of our liabilities and our equity:

	As of December 31,						Percentage change
	2015		2016		2017		2016/2015	2017/2016
	(in billions of Won)						(%)
Liabilities:
Financial liabilities at fair value through profit or loss	￦	3,461	￦	3,803	￦	3,428	9.9%	(9.9)%
Deposits due to customers		209,142		221,020		234,695	5.7	6.2
Borrowings		20,034		18,770		14,785	(6.3)	(21.2)
Debentures		21,899		23,566		27,869	7.6	18.3
Provisions		517		429		410	(17.0)	(4.4)
Other financial liabilities		16,964		21,985		13,892	29.6	(36.8)
Other liabilities(1)		532		564		651	6.0	15.4

Total liabilities		272,549		290,137		295,730	6.5	1.9

Equity:
Capital stock		3,381		3,381		3,381	—	—
Hybrid securities		3,334		3,575		3,018	7.2	(15.6)
Capital surplus		294		286		286	(2.7)	—
Other equity		(1,547)		(1,468)		(1,939)	(5.1)	32.1
Retained earnings		13,726		14,612		15,620	6.5	6.9

Controlling interests		19,188		20,386		20,366	6.2	(0.1)

Non-controlling interests		122		160		199	31.1	24.4

Total equity		19,310		20,546		20,565	6.4	0.1

Total liabilities and equity	￦	291,859	￦	310,683	￦	316,295	6.4%	1.8%

(1)	Includes net defined benefit liability, current tax liabilities, deferred tax liabilities, derivative liabilities and other liabilities.

For further information on our liabilities, see “Item 4.B. Business Overview—Assets and Liabilities.”

Comparison of 2017 to 2016

Our total liabilities increased 1.9% from ￦290,137 billion as of December 31, 2016 to ￦295,730 billion as of December 31, 2017, primarily as a result of increases in deposits due to customers and debentures, the effect of which was partially offset by decreases in other financial liabilities and borrowings. Our deposits due to customers increased 6.2% from ￦221,020 billion as of December 31, 2016 to ￦234,695 billion as of December 31, 2017, mainly due to a 5.8% increase in time deposits in local currency from ￦183,723 billion as of December 31, 2016 to ￦194,293 billion as of December 31, 2017. Debentures increased 18.3% from ￦23,566 billion as of December 31, 2016 to ￦27,870 billion as of December 31, 2017, primarily due to higher issuances of debentures in anticipation of rising interest rate levels. Other financial liabilities decreased 36.8% from ￦21,985 billion as of December 31, 2016 to ￦13,892 as of December 31, 2017, principally due to an 84.6% decrease in domestic exchange payables from ￦8,481 billion as of December 31, 2016 to ￦1,310 billion as of December 31, 2017. Borrowings decreased 21.2% from ￦18,770 billion as of December 31, 2016 to ￦14,785 as of December 31, 2017, primarily as a result of a significant decrease in bonds sold under repurchase agreements from ￦2,005 billion as of December 31, 2016 to ￦3 billion as of December 31, 2017.

Our total equity remained relatively stable at ￦20,565 billion as of December 31, 2017, compared to ￦20,546 billion as of December 31, 2016. A 6.9% increase in retained earnings from ￦14,612 billion as of December 31, 2016 to ￦15,620 billion as of December 31, 2017 was offset by a 15.6% decrease in hybrid securities from ￦3,575 billion as of December 31, 2016 to ￦3,018 billion as of December 31, 2017 and a 32.1% increase in negative other equity from ￦1,468 billion as of December 31, 2016 to ￦1,939 billion as of December 31, 2017. The increase in retained earnings was attributable mainly to the net income we generated in 2017. The decrease in hybrid securities was principally due to the redemptions of Won-denominated hybrid securities in March 2017 and U.S. dollar-denominated hybrid securities in May 2017, which were offset in part by the issuance of U.S. dollar-denominated hybrid securities in May 2017. The increase in negative other equity was primarily attributable to a 12.9% increase in negative other capital adjustments from ￦1,607 billion as of December 31, 2016 to ￦1,815 billion as of December 31, 2017 and a more than four-fold increase in loss on foreign currency translation of foreign operations from ￦48 billion as of December 31, 2016 to ￦243 billion as of December 31, 2017.

Comparison of 2016 to 2015

Our total liabilities increased 6.5% from ￦272,549 billion as of December 31, 2015 to ￦290,137 billion as of December 31, 2016, primarily as a result of increases in deposits due to customers and other financial liabilities. Our deposits due to customers increased 5.7% from ￦209,142 billion as of December 31, 2015 to ￦221,020 billion as of December 31, 2016, mainly as a result of a 4.6% increase in time deposits in local currency from ￦175,599 billion as of December 31, 2015 to ￦183,723 billion as of December 31, 2016. Other financial liabilities increased 29.6% from ￦16,964 billion as of December 31, 2015 to ￦21,985 billion as of December 31, 2016, which was principally due to a more than four-fold increase in domestic exchange payables from ￦2,082 billion as of December 31, 2015 to ￦8,481 billion as of December 31, 2016.

Our total equity increased 6.4% from ￦19,310 billion as of December 31, 2015 to ￦20,546 billion as of December 31, 2016. This increase resulted mainly from a 6.5% increase in retained earnings from ￦13,726 billion as of December 31, 2015 to ￦14,612 billion as of December 31, 2016, which was enhanced by a 7.2% increase in hybrid securities from ￦3,334 billion as of December 31, 2015 to ￦3,575 billion as of December 31, 2016. The increase in retained earnings was attributable mainly to the net income we generated in 2016. The increase in hybrid securities was principally due to the issuance of U.S. dollar-denominated hybrid securities in September 2016, which was offset in part by the redemption of Won-denominated hybrid securities in November 2016.

Liquidity

Our primary source of funding has historically been and continues to be customer deposits, particularly lower-cost retail deposits. Customer deposits amounted to ￦209,142 billion, ￦221,020 billion and ￦234,695 billion as of December 31, 2015, 2016 and 2017, which represented approximately 82.2%, 82.8% and 82.7% of our total funding, respectively. We have historically been able to use customer deposits to finance our operations generally, including meeting a portion of our liquidity requirements. Although the majority of deposits are short-term, it has been our experience that the majority of our depositors generally roll over their deposits at maturity, thus providing us with a stable source of funding. However, in the event that a substantial number of our depositors do not roll over their deposits or otherwise decide to withdraw their deposited funds, we would need to place increased reliance on alternative sources of funding, some of which may be more expensive than customer deposits, in order to finance our operations. See “Item 3.D. Risk Factors—Other risks relating to our business—Our funding is highly dependent on short-term deposits, which dependence may adversely affect our operations.” In particular, we may increase our utilization of alternative funding sources such as short-term borrowings and cash and cash equivalents (including funds from maturing loans), as well as liquidating our positions in trading and investment securities and using the proceeds to fund parts of our operations, as necessary.

We also obtain funding through borrowings and debentures to meet our liquidity needs. Borrowings represented 7.9%, 7.0% and 6.4% of our total funding as of December 31, 2015, 2016 and 2017, respectively. Debentures represented 8.6%, 8.8% and 9.8% of our total funding as of December 31, 2015, 2016 and 2017, respectively. For further information on our sources of funding, see “Item 4.B. Business Overview—Assets and Liabilities—Funding.”

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

The Financial Services Commission requires each Korean bank to maintain specific Won and foreign currency liquidity ratios. These ratios require us to keep our ratio of liquid assets to liquid liabilities above certain minimum levels. For a description of these requirements, see “Item 4.B. Business Overview—Supervision and Regulation—Principal Regulations Applicable to Banks—Liquidity.”

Contractual Obligations and Off-Balance Sheet Arrangements

The following table sets forth our contractual obligations as of December 31, 2017:

	Payments due by period
	Total		Less than 1 year		1-3 years		3-5 years		More than 5 years
	(in billions of Won)
Contractual obligations
Borrowing obligations(1)	￦	15,081	￦	10,676	￦	3,048	￦	877	￦	480
Debenture obligations(1)		29,811		7,171		14,910		4,860		2,870
Deposits(2)(3)		238,250		228,216		6,447		962		2,625
Capital (finance) lease obligations		2		2		—		—		—
Operating lease obligations		1,513		260		493		486		274
Purchase obligations		65		14		20		20		11
Employee severance plan obligations		2,329		68		160		128		1,973

Total	￦	287,051	￦	246,407	￦	25,078	￦	7,333	￦	8,233

(1)	Includes estimated future interest payments, which have been estimated using contractual interest rates and scheduled contractual maturities of the outstanding borrowings and debentures as of December 31, 2017. In order to calculate future interest payments on debts with floating rates, we used contractual interest rates as of December 31, 2017.
(2)	Comprising certificates of deposit, other time deposits and installment deposits.
(3)	Includes estimated future interest payments, which have been estimated using weighted average interest rates paid for 2017 for each deposit product category and their scheduled contractual maturities.

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

The following table sets forth our off-balance sheet guarantees and commitments as of the dates indicated:

	As of December 31,
	2015		2016		2017
	(in billions of Won)
Confirmed guarantees	￦	9,069	￦	8,270	￦	6,875
Guarantees for loans		108		80		157
Acceptances		618		504		321
Letters of guarantee		100		98		108
Other confirmed guarantees		8,243		7,588		6,289
Unconfirmed guarantees		6,631		5,102		4,527
Local letters of credit		423		398		383
Import letters of credit		4,258		3,844		3,638
Other unconfirmed guarantees		1,950		860		506
Commercial paper purchase commitments and others		1,615		1,390		1,458
Loan commitments and others		93,583		88,636		85,306
Loans		88,212		83,795		80,760
Others		5,371		4,841		4,546

We analyze our off-balance sheet legally binding credit-related commitments for possible losses associated with such commitments. We review the ability of the counterparties of the underlying credit-related commitments to perform their obligations under the commitments and, if we determine that a loss is probable and estimable, we establish allowances for possible losses in a manner similar to allowances that we would establish with respect to a loan granted under the terms of the applicable commitment. These allowances are reflected as provisions in our statement of financial position. As of December 31, 2017, we had established provisions for possible losses of ￦249 billion with respect to our credit-related commitments.

Capital Adequacy

We are subject to the capital adequacy requirements of the Financial Services Commission. The requirements applicable commencing in December 2013 pursuant to amended Financial Services Commission regulations promulgated in July 2013 were formulated based on Basel III, which was first introduced by the Basel Committee on Banking Supervision, Bank for International Settlements in December 2009. Under the amended Financial Services Commission regulations, all banks in Korea are required to maintain certain minimum ratios of Tier I common equity capital, total Tier I capital and total Tier I and Tier II capital to risk-weighted assets. See “Item 4.B. Business Overview—Supervision and Regulation—Principal Regulations Applicable to Banks—Capital Adequacy.”

If a bank fails to maintain its capital adequacy ratios, the Korean regulatory authorities may impose penalties on such bank ranging from a warning to suspension or revocation of its license. See “Item 3.D. Risk Factors—Other risks relating to our business—We may be required to raise additional capital if our capital adequacy ratio deteriorates or the applicable capital requirements change in the future, but we may not be able to do so on favorable terms or at all.”

The following table sets forth a summary of our capital and capital adequacy ratios as of December 31, 2015, 2016 and 2017 based on IFRS and applicable regulatory reporting standards:

	As of December 31,
	2015		2016		2017
	(in billions of Won, except percentages)
Tier I capital
Tier I common equity capital
Capital stock	￦	3,381	￦	3,381	￦	3,381
Capital surplus		294		286		286
Retained earnings		11,471		14,612		15,620
Non-controlling interests in consolidated subsidiaries		14		22		19
Others		(2,112)		(2,586)		(3,231)

Additional Tier I capital
Hybrid securities		2,970		3,232		3,006
Other equity		46		43		35

Total Tier I capital	￦	16,064	￦	18,990	￦	19,116

Tier II capital
Allowance for credit losses(1)	￦	1,145	￦	145	￦	78
Subordinated debt		3,831		2,292		1,870
Valuation gain on investment securities		—		—		—
Others		11		1,474		1,539

Total Tier II capital	￦	4,987	￦	3,911	￦	3,487

Total Tier I and Tier II capital	￦	21,051	￦	22,901	￦	22,603

Risk-weighted assets
Credit risk-weighted assets	￦	142,127	￦	138,018	￦	134,768
Market risk-weighted assets		2,596		2,278		2,317
Operational risk-weighted assets		9,348		9,432		9,677

Total	￦	154,071	￦	149,728	￦	146,762

Tier I common equity capital ratio		8.47%		10.50%		10.95%
Total Tier I capital ratio		10.43%		12.68%		13.03%
Tier II capital ratio		3.23%		2.61%		2.37%
Total Tier I and Tier II capital ratio		13.66%		15.29%		15.40%

(1)	Allowance for credit losses in respect of credits classified as normal or precautionary are used to calculate Tier II capital only to the extent such allowances represent up to 1.25% of risk-weighted assets.

Recent Accounting Pronouncements

IFRS 9 Financial Instruments, issued by the IASB in July 2014, is a new IFRS accounting standard aimed at improving and simplifying the accounting treatment of financial instruments and is effective for annual periods beginning on or after January 1, 2018. IFRS 9, which replaces International Accounting Standard 39, Financial Instruments: Recognition and Measurement, requires financial assets to be classified and measured on the basis of an entity’s business model for managing financial assets and the contractual cash flow characteristics of the financial assets. A new impairment model is introduced which requires the calculation of allowance for credit losses based on expected credit losses instead of incurred losses (as is the case under International Accounting Standard 39) by assessing changes in expected credit losses and recognizing such changes as impairment loss (or reversal of impairment loss) in profit or loss. Also, hedge accounting rules are amended to extend to more hedging relationships and to allow more hedging instruments and hedged items to qualify for hedge accounting. The impact on our financial statements due to the application of IFRS 9 will depend on judgments made by us in applying the new standard, the nature of financial instruments held by us and macroeconomic variables.

We have performed an assessment of the financial impact of IFRS 9 on our consolidated financial statements. The application of IFRS 9 will result in higher impairment loss allowances that are recognized earlier, on a more forward-looking basis and on a broader scope of financial instruments than is the case under International Accounting Standard 39 and, as a result, will have a material impact on our reported financial condition. In addition, the move from incurred to expected credit losses will have the potential to impact our performance under stressed economic conditions or regulatory stress tests. In particular, the application of IFRS 9 will result in a one-off increase in allowance for credit losses and a corresponding decrease in our retained earnings in our consolidated statement of financial position, which could also negatively impact our regulatory capital position. Measurement will require increased complexity in our impairment modeling as it will involve a greater degree of management judgment with respect to forward-looking information. We expect that impairment charges will tend to be more volatile as a result. For further information regarding IFRS 9, see Note 2-(1)-2) of the notes to our consolidated financial statements.

For a description of other recent accounting pronouncements under IFRS as issued by the IASB that have been issued but are not yet effective, see Note 2-(1)-2) of the notes to our consolidated financial statements.

Item 5.C.	Research and Development, Patents and Licenses, etc.

Not Applicable

Item 5.D.	Trend Information

These matters are discussed under Item 5.A and Item 5.B above where relevant.

Item 5.E.	Off-Balance Sheet Arrangements

See “Item 5.B. Liquidity and Capital Resources—Financial Condition—Contractual Obligations and Off-Balance Sheet Arrangements.”

Item 5.F.	Tabular Disclosure of Contractual Obligations

See “Item 5.B. Liquidity and Capital Resources—Financial Condition—Contractual Obligations and Off-Balance Sheet Arrangements.”

Item 5.G.	Safe Harbor

See “Forward-Looking Statements.”

Item 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Item 6.A.	Directors and Senior Management

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

Pursuant to an agreement we entered into with the KDIC in December 2016, we are required to use our best efforts to cause an employee of the KDIC nominated by it to be appointed as our non-standing director, so long as the KDIC either (x) owns 10% or more of our total issued shares with voting rights or (y) owns more than 4% but less than 10% of our total issued shares with voting rights and remains our largest shareholder (other than the National Pension Service of Korea). See “Item 10.C. Material Contracts.”

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

Standing Directors

Our standing directors are as follows:

Name	Age	Position	Director Since
Tae-Seung Sohn	60	President and Chief Executive Officer	December 22, 2017
Jung-Sik Oh	62	Director and Standing Audit Committee Member	March 24, 2017

None of these directors is involved in any significant business activities outside us and our subsidiaries.

Tae-Seung Sohn is our president and chief executive officer. He was appointed as president and chief executive officer in December 2017. Previously, he served as head of the global business unit. Prior to that, he was a managing director of the financial market business division. Mr. Sohn holds a Bachelor of Laws from Sungkyunkwan University, a Master of Laws from Seoul National University and a Master of Business Administration from the Helsinki School of Economics.

Jung-Sik Oh is a standing Audit Committee member. He was appointed as a standing Audit Committee member in March 2017. Prior to joining us, he was the representative director of KB Capital. He holds a Bachelor of Arts in International Economics from Seoul National University.

Non-Standing Director

Our non-standing director is as follows:

Name	Age	Position	Director Since	Year Term Ends(1)
Chang-Sik Bae	54	Non-Standing Director	March 23, 2018	2020

(1)	The date on which the term will end will be the date of the general shareholders’ meeting in the relevant year.

Chang-Sik Bae was elected as a non-standing director in March 2018. He currently serves as the head of the Office of Human Resources Development at the KDIC. He holds a Bachelor of Arts in International Trade from Hankuk University of Foreign Studies.

Outside Directors

We currently have five outside directors. Pursuant to a commitment made by the KDIC in connection with the bidding process for the sale of a combined 29.7% ownership interest in us in December 2016 and January 2017, five of the seven winning bidders each nominated one person to become a new outside director, and each such nominee was elected as a new outside director at an extraordinary general meeting of our shareholders held in December 2016. See “Item 4.A. History and Development of the Company—Privatization Plan—Sales of the KDIC’s Ownership Interest.”

Our outside directors are as follows:

Name	Age	Position	Director Since	End of Term
Dong-Woo Chang	51	Outside Director	December 30, 2016	December 30, 2018
Sang-Yong Park	67	Outside Director	December 30, 2016	December 30, 2018
Sung-Tae Ro	71	Outside Director	December 30, 2016	December 30, 2018
Sang-Hoon Shin	69	Outside Director	December 30, 2016	December 30, 2018
Zhiping Tian	52	Outside Director	December 30, 2016	December 30, 2018

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

Executive Officers

In addition to the standing directors who are also our executive officers, we currently have the following 22 executive officers.

Name	Age	Position
An-Ho Jang	60	Executive Vice President
Woon-Haeng Cho	59	Executive Vice President
Seong-Il Park	62	Compliance Officer
Sun-Kyu Kim	60	Executive Vice President
Yeong-Bae Kim	62	Executive Vice President
Jeong-Jin Heo	61	Executive Vice President
Dong-Yeon Lee	59	Executive Vice President
Hyun-Poong Hong	61	Executive Vice President
Chai-Pong Cheong	60	Executive Vice President

Name	Age	Position
Chang-Jae Lee	58	Executive Vice President
Jeong-Ki Kim	58	Executive Vice President
Tae-Joong Ha	60	Managing Director
Jong-In Lee	60	Managing Director
Won-Duk Lee	58	Managing Director
Hong-Sik Choi	60	Managing Director
Su-Hyeong Cho	59	Managing Director
Hwa-Jae Park	59	Managing Director
Myung-Hyuk Shin	59	Managing Director
Dong-Su Choi	58	Managing Director
Jong-Suk Jeong	58	Managing Director
Kyong-Hoon Park	58	Managing Director
Jong-Deuk Kim	57	Managing Director

An-Ho Jang serves as serves as an executive vice president in charge of the domestic business unit and head of the retail banking business group. Previously, he served as an executive vice president and head of the corporate banking business group. Prior to serving as executive vice president, he was a managing director of the human resources division. He holds a Bachelor of Arts in French Literature from Chonbuk National University.

Woon-Haeng Cho serves as an executive vice president in charge of the business support unit and head of the human resources group. Previously, he served as an executive vice president and head of the institutional banking business group. Prior to serving as executive vice president, he was a managing director of the operation and support division. He holds a Bachelor of Arts in Business Administration from Kyunghee University.

Seong-Il Park serves as an executive vice president and the compliance officer. Prior to serving as executive vice president, he was the compliance officer and a managing director. He holds a Bachelor of Arts in Business Administration from Chungnam National University.

Sun-Kyu Kim serves as an executive vice president and head of the credit support group. Prior to serving as executive vice president, he was a managing director of the corporate restructuring division. He holds a Bachelor of Arts in International Trade from Sejong University.

Yeong-Bae Kim serves as an executive vice president and head of the international trade business group. Previously, he served as a managing director and head of the international trade business division. Prior to serving as managing director, he was the senior general manager of the Daegu-Gyeongbuk regional banking headquarters. He is a graduate of Daegu Commercial High School.

Jeong-Jin Heo serves as an executive vice president in charge of the institutional banking business group and head of the information security division. Previously, he served as a managing director and head of the information security division. Prior to serving as managing director, he was the senior general manager of the information security department. He holds a Bachelor of Arts in International Trade from Kookje University.

Dong-Yeon Lee serves as an executive vice president and head of the small and medium corporate banking business group. Previously, he was the senior general manager of the loan service center. He holds a Master of Arts in Political Administration Leadership from the Graduate School of Public Administration of Yonsei University.

Hyun-Poong Hong serves as an executive vice president in charge of the digital business group. Previously, he served as a managing director and head of the next generation ICT system building division. Prior to serving as managing director, he was the senior general manager of the next generation ICT system building division. He holds a Bachelor of Arts in Economics from Hanyang University.

Chai-Pong Cheong serves as an executive vice president in charge of the investment banking business group. Previously, he served as a managing director and head of the wealth management group. Prior to serving as managing director, he was the senior general manager of the wealth management division. He holds a Ph.D. in Business Administration from Dongguk University.

Chang-Jae Lee serves as an executive vice president in charge of the real estate finance business group. Previously, he served as a managing director and head of the pension and trust business group. Prior to serving as managing director, he was the senior general manager of the regional banking headquarters. He holds a Bachelor of Arts in Real Estate Studies from Seoul Digital University.

Jeong-Ki Kim serves as an executive vice president in charge of the corporate banking business group. Previously, he served as a managing director and head of the external relations division. Prior to serving as managing director, he was the senior general manager of the regional banking headquarters. He holds a Bachelor of Arts in Agricultural Economics from Chungbuk National University.

Tae-Joong Ha serves as a managing director and head of the corporate restructuring division. Prior to serving as managing director, he was the senior general manager of the head office corporate banking headquarters. He holds a Bachelor of Arts in Accounting from Kyungpook National University.

Jong-In Lee serves as a managing director and head of the risk management group. Previously, he served as a managing director and head of the financial market business group. Prior to serving as managing director, he was the senior general manager of the regional banking headquarters. He holds a Master of Arts in Financial Management from Korea University Business School.

Won-Duk Lee serves as a managing director and head of the management and finance planning group. Previously, he served as a managing director and head of the future strategy division. Prior to serving as managing director, he was the senior general manager of the future strategy department. He holds a Master of Arts in Economics from Seoul National University.

Hong-Sik Choi serves as a managing director and head of the next generation ICT system building division. Prior to serving as managing director, he was the senior general manager of the regional banking headquarters. He holds a Bachelor of Arts in Business Administration from Korea National Open University.

Su-Hyeong Cho serves as a managing director and head of the consumer and brand group. Prior to serving as managing director, he was the senior general manager of the corporate banking headquarters. He holds a Bachelor of Arts in Sociology from Sungkyunkwan University.

Hwa-Jae Park serves as a managing director and head of the operation and support group. Prior to serving as managing director, he was the senior general manager of the regional banking headquarters. He holds a Bachelor of Arts in Business Administration from Korea Soongsil Cyber University and a Master of Arts in Business Administration from Dongguk University.

Myung-Hyuk Shin serves as a managing director and head of the pension and trust business group. Prior to serving as managing director, he was the senior general manager of the regional banking headquarters. He holds a Bachelor of Arts in Chinese from Hankuk University of Foreign Studies.

Dong-Su Choi serves as a managing director and head of the future strategy division. Previously, he served as head of the head office business department and the consumer protection center. He holds a Bachelor of Arts in Economics from Chung-Ang University and a Master of Arts in Business Administration from Korea University Business School.

Jong-Suk Jeong serves as a managing director and head of the wealth management group. Prior to serving as managing director, he was the senior general manager of the regional banking headquarters. He holds a Bachelor of Arts in Business Administration from Korea National Open University and a Master of Arts in Public Administration from Yonsei Graduate School of Public Administration.

Kyong-Hoon Park serves as a managing director and head of Global business group. Prior to serving as managing director, he was the senior general manager of the corporate banking headquarters. He holds a Bachelor of Arts in International Economics from Seoul National University.

Jong-Deuk Kim serves as a managing director and head of the financial market business group. Previously, he served as a managing director and head of the audit department and the head office business department. He holds a Bachelor of Arts in Regional Development Studies from Dankook University.

None of the executive officers is involved in any significant business activities outside us and our subsidiaries.

Item 6.B.	Compensation

The aggregate remuneration and benefits-in-kind we paid in 2017 to our directors and our other executive officers, including the compliance officer and managing directors, was ￦5,790 million. In 2017, we did not record additional provisions for allowances for severance and retirement benefits for such directors and officers. We do not have service contracts with any of these directors or officers that provide for benefits if employment with us is terminated.

The compensation of our director who received total annual compensation exceeding ￦500 million in 2017 was as follows:

Name	Position	Total Compensation in 2017 (in millions of Won)(1)
Kwang-Goo Lee	Former President and Chief Executive Officer	￦	936

(1)	Includes severance payments.

In 2017, we did not grant any stock options and, accordingly, did not recognize any compensation expense for stock options granted under our stock option plan. As of the date of this annual report, we do not have any stock options outstanding.

Item 6.C.	Board Practices

See “Item 6.A. Directors and Senior Management—Board of Directors” and “Item 6.B. Compensation” for information concerning the terms of office and contractual employment arrangements with our directors and executive officers.

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

Board of Directors Management Committee

This committee consists of one standing director, one non-standing director and all five outside directors: Tae-Seung Sohn, Chang-Sik Bae, Dong-Woo Chang, Sang-Yong Park, Sung-Tae Ro, Sang-Hoon Shin and Zhiping Tian. The chairman is Sung-Tae Ro. This committee, which functions as a steering committee, provides administrative support for the operations of our board of directors. It is responsible for the following:

•	setting rules and procedures for operations of our board and its various committees;

•	addressing corporate governance issues; and

•	reviewing all reports to be submitted to the board and other matters that are deemed necessary by the board or various sub-committees of the board.

This committee holds regular meetings every quarter.

Board Risk Management Committee

This committee consists of one non-standing director and three outside directors: Chang-Sik Bae, Sang-Yong Park, Sung-Tae Ro and Zhiping Tian. The chairman is Sang-Yong Park. It oversees and makes determinations on all significant issues relating to our risk management system. It implements policies regarding, monitors and has ultimate responsibility for managing credit, market and liquidity risk and asset and liability management. The major roles of the Board Risk Management Committee include:

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

Compensation Committee

This committee consists of one non-standing director and all five of our outside directors: Chang-Sik Bae, Dong-Woo Chang, Sang-Yong Park, Sung-Tae Ro, Sang-Hoon Shin and Zhiping Tian. The chairman is Sang-Hoon Shin. It is responsible for all matters relating to the following:

•	evaluating management’s performance in developing our business;

•	setting goals and targets with respect to executive performance; and

•	fixing executive compensation, including incentives and bonuses.

This committee holds regular meetings every quarter.

Committee for Recommending Executive Officer Candidates

This committee consists of one standing director and all five of our outside directors: Tae-Seung Sohn, Dong-Woo Chang, Sang-Yong Park, Sung-Tae Ro, Sang-Hoon Shin and Zhiping Tian. The chairman is Dong-Woo Chang. This committee holds meetings when an Audit Committee member, an outside director or our president and chief executive officer needs to be appointed.

Item 6.D.	Employees

As of December 31, 2017, we had a total of 13,637 full-time employees, excluding employees of our subsidiaries. The following table sets forth information regarding our employees as of the dates indicated:

	As of December 31,
	2015	2016	2017
Full-time employees	15,270	14,861	13,637
Contractual employees	583	675	625

Total	15,853	15,536	14,262

Approximately 70.9% of our employees as of December 31, 2017 were members of the Korea Financial Industry Union. We have not experienced any significant labor disputes in recent years, although we have made certain concessions to our labor unions. See “Item 3.D. Risk Factors—Other risks relating to our business—Labor union unrest may disrupt our operations and hinder our ability to continue to reorganize our operations.” We have placed a high priority on our relationship with our employees and on maintaining an atmosphere of trust and cooperation between our labor and management.

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

In accordance with the National Pension Act, we contribute an amount equal to 4.5% of employee wages, and each employee contributes 4.5% of his or her wages, into each employee’s personal pension account. In addition, in accordance with the Guarantee of Worker’s Retirement Benefits Act, we have adopted a retirement pension plan for our employees. Contributions under the retirement pension plan are deposited annually into a financial institution, and an employee may elect to receive a monthly pension or a lump-sum amount upon retirement. Our retirement pension plans are provided in the form of a defined benefit plan and a defined contribution plan. The defined benefit plan guarantees a certain payout at retirement, according to a fixed formula based on the employee’s average salary and the number of years for which the employee has been a plan member. The defined contribution plan, in which the employer’s contribution is determined in advance based on one-twelfth of an employee’s total annual pay, is managed directly by the employees. Under Korean law, we may not terminate the employment of full-time employees except under certain limited circumstances.

Item 6.E.	Share Ownership

Common Stock

As of April 20, 2018, the persons who are currently our directors or executive officers, in the aggregate, held 352,917 shares of our common stock. None of these persons individually held more than 1% of our outstanding common stock as of such date. The following table presents information regarding our directors and executive officers who beneficially owned our shares as of April 20, 2018.

Name of Executive Officer or Director	Number of Shares of Common Stock
Tae-Seung Sohn	38,127
Jung-Sik Oh	5,000
Sang-Yong Park	1,000
Sung-Tae Ro	5,000
Sang-Hoon Shin	15,000
An-Ho Jang	5,380
Woon-Haeng Cho	27,345
Seong-Il Park	15,914
Sun-Kyu Kim	15,665
Yeong-Bae Kim	10,442
Jeong-Jin Heo	14,083
Dong-Yeon Lee	17,741
Hyun-Poong Hong	8,110
Chai-Pong Cheong	12,483
Chang-Jae Lee	15,938
Jeong-Ki Kim	26,477
Tae-Joong Ha	13,076
Jong-In Lee	13,046
Won-Duk Lee	2,000
Hong-Sik Choi	9,593
Su-Hyeong Cho	12,956
Hwa-Jae Park	17,523
Myung-Hyuk Shin	8,713
Dong-Su Choi	10,738
Jong-Suk Jeong	13,664
Kyeong-Hun Park	7,877
Jong-Deuk Kim	10,026

Total	352,917

Stock Options

As of the date of this annual report, we do not have any stock options outstanding.

Item 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Item 7.A.	Major Shareholders

The following table presents information regarding the beneficial ownership of our common stock at April 20, 2018 (unless otherwise indicated) by each person or entity known to us to own beneficially more than 5% of the outstanding shares of our common stock.

Except as otherwise indicated, each shareholder identified by name has:

•	sole voting and investment power with respect to its shares; and

•	record and beneficial ownership with respect to its shares.

Beneficial Owner	Number of Shares of Common Stock	Percentage of Total Shares of Common Stock	Percentage of Total Shares on a Fully Diluted Basis
KDIC	124,604,797	18.43	18.43
National Pension Service	62,809,267	9.29	9.29
Nobis1, Inc. (1)	40,560,000	6.00	6.00

(1)	Nobis1, Inc., which is an affiliate of IMM Private Equity, acquired 27,040,000 shares of our common stock, or 4.00% of our outstanding common stock, in December 2016. In accordance with the Bank Act, Nobis1, Inc. received approval from the Financial Services Commission for the acquisition of an additional 13,520,000 shares of our common stock, or 2.00% of our outstanding common stock, in January 2017, pursuant to an agreement not to exercise the voting rights with respect to such shares.

Pursuant to the Korean government’s privatization plan, in December 2014, the KDIC sold 40,143,022 shares of our common stock (representing 5.9% of our outstanding common stock) in a private sale in Korea. In addition, in December 2016 and January 2017, the KDIC sold an aggregate of 200,685,395 shares of our common stock (representing 29.7% of our outstanding common stock) in stakes ranging from 3.7% to 6.0% to seven financial companies through a bidding process. Pursuant to a commitment made by the KDIC in connection with such bidding process, five persons, each nominated by one of the winning bidders, were elected as new outside directors at an extraordinary general meeting of our shareholders held in December 2016. See “Item 6.A. Directors and Senior Management—Board of Directors—Outside Directors.” In 2017, pursuant to a series of transactions related to call options previously granted in connection with the KDIC’s sale of our common stock in December 2014, the KDIC sold an aggregate of 19,852,364 shares of our common stock (representing 2.94% of our outstanding common stock). As a result of such transactions, the KDIC’s ownership interest in us was reduced to 18.43%. We expect the KDIC to sell all or a portion of the remaining shares of our common stock it owns to one or more purchasers in the future.

As of April 20, 2018, our president and chief executive officer owned 38,127 shares of our common stock. Our executive officers (excluding our president and chief executive officer) collectively owned 288,790 shares of our common stock. Our outside directors collectively owned 26,000 shares of our common stock.

Other than as set forth above, no other person or entity known by us to be acting in concert, directly or indirectly, jointly or separately, owned 5.0% or more of the outstanding shares of our common stock or exercised control or could exercise control over us as of April 20, 2018. None of our major shareholders has different voting rights from our other shareholders. However, pursuant to an agreement we entered into with the KDIC in December 2016, the KDIC has the right to require us to use our best efforts to cause an employee of the KDIC nominated by it to be appointed as our non-standing director, so long as the KDIC either (x) owns 10% or more of our total issued shares with voting rights or (y) owns more than 4% but less than 10% of our total issued shares with voting rights and remains our largest shareholder (other than the National Pension Service of Korea). See “Item 10.C. Material Contracts.”

As of the close of our shareholders’ register on December 31, 2017, approximately 72.8% of our issued shares were held in Korea by approximately 43,774 shareholders.

Item 7.B.	Related Party Transactions

We regularly engage in transactions with entities affiliated with the government, which currently owns 18.43% of our shares through the KDIC. Generally, these transactions include the extension of loans, the purchase of debt securities and other ordinary course activities relating to our banking business. For a description of such transactions, see “Item 4.B. Business Overview—Assets and Liabilities.” In addition, as of December 31, 2017, we owned ￦30 billion of debentures issued by the KDIC, representing 0.1% of our investment securities.

As of December 31, 2017, we also had loans outstanding to our executive officers and directors in the aggregate amount of ￦2,439 million.

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

Item 7.C.	Interest of Experts and Counsel

Not Applicable

Item 8.	FINANCIAL INFORMATION

Item 8.A.	Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements” and pages F-1 through F-126.

Legal Proceedings

As a financial institution with diverse operations, we are subject to legal proceedings and regulatory actions in the ordinary course of our business.

In November 2017, the Seoul Northern District Prosecutors’ Office commenced an investigation into alleged business interference in our hiring practices for new employees. According to the allegations made by the Seoul Northern District Prosecutors’ Office, certain of our executive officers and other employees interfered with our business by unfairly giving favorable treatment to specific individuals in connection with their hiring from 2015 to 2017. While the investigation is currently ongoing and, as of the date of this annual report, there have been no formal charges or indictments against us, six of our current and former employees were indicted in February 2018 in connection with such allegations. The trial against such individuals is currently ongoing in the Seoul Northern District Court.

In March 2018, AJ Energy filed a lawsuit against us and Woori America Bank in the Supreme Court of the State of New York, seeking to recover an alleged transfer to us from its foreign investors through an intermediary bank in the amount of EUR 8 billion. The intermediary bank involved has informed us that it has no evidence of the alleged transfer, and we also have no records of such transfer and believe that the evidence presented by AJ Energy is forged. We believe that the lawsuit is without merit and plan to respond proactively, including potentially through civil or criminal complaints against the plaintiff. We expect that the court will dismiss the lawsuit in an expeditious manner.

Other than the legal proceedings discussed above, we and our subsidiaries are not a party to any legal or administrative proceedings, and no proceedings are known by us to be contemplated by governmental authorities or third parties, which, if adversely determined, may have a material adverse effect on our financial condition or results of operations.

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

The table below sets forth the dividend per share of common stock and the total amount of dividends declared by us in respect of the years ended December 31, 2015, 2016 and 2017. Except as otherwise noted, the dividends set forth below with respect to each year were declared, paid and recorded in the following year.

Fiscal year	Dividends Per Share of Common Stock	Total Amount Of Cash Dividends Paid
	(in Won)	(in millions of Won)
2015(1)	500	336,635
2016	400	269,308
2017(2)	600	403,963

(1)	Includes interim dividends of ￦250 per share of common stock declared and paid in August 2015.
(2)	Includes interim dividends of ￦100 per share of common stock declared and paid in August 2017.

Future dividends will depend upon our revenues, cash flow, financial condition and other factors. As an owner of ADSs, you will be entitled to receive dividends payable in respect of the shares of common stock represented by such ADSs.

For a description of the tax consequences of dividends paid to our shareholders, see “Item 10.E. Taxation—United States Taxation—Dividends” and “—Korean Taxation—Taxation of Dividends on Common Shares or ADSs.”

Item 8.B.	Significant Changes

Not Applicable

Item 9.	THE OFFER AND LISTING

Item 9.A.	Offering and Listing Details

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

	KRX KOSPI Market			New York Stock Exchange(1)
	Closing Price Per Common Stock		Average Daily Trading Volume	Closing Price Per ADS		Average Daily Trading Volume
	High	Low		High	Low
	(in Won)		(in thousands of shares)	(in US$)		(in shares)
2013	13,500	9,800	1,676	38.33	25.09	13,557
2014	14,550	10,000	1,785	42.41	27.05	4,936
2015	11,200	8,780	2,246	31.32	22.03	6,229
2016	13,350	8,230	1,698	35.70	20.25	6,570
First Quarter	9,510	8,230	1,481	24.98	20.25	3,550
Second Quarter	10,800	9,220	1,920	28.31	23.94	7,359
Third Quarter	11,800	9,430	1,691	32.22	24.34	8,106
Fourth Quarter	13,350	11,350	1,700	35.70	30.42	7,265
2017	19,550	12,300	1,631	53.50	31.18	10,268
First Quarter	13,850	12,300	1,217	37.25	31.18	4,550
Second Quarter	18,600	13,050	2,162	48.70	35.21	6,033
Third Quarter	19,550	17,050	1,640	53.50	44.49	14,494
Fourth Quarter	18,100	15,400	1,506	47.76	41.20	15,994
October	18,100	16,400	1,600	47.76	43.90	14,075
November	16,700	15,500	1,645	45.32	41.20	13,163
December	16,300	15,400	1,266	45.72	42.88	21,079
2018 (through April 20)	17,200	13,700	1,770	49.04	38.43	14,336
First Quarter	17,200	14,250	1,640	49.04	40.83	14,765
January	17,200	15,650	1,304	49.04	44.73	14,590
February	17,050	15,200	1,861	48.24	42.63	14,642
March	16,400	14,250	1,802	45.97	40.83	15,051
April (through April 20)	15,300	13,700	2,302	42.80	38.43	12,591

Source: KRX KOSPI Market; New York Stock Exchange.

(1)	Each ADS represents the right to receive three shares of our common stock.

Item 9.B.	Plan of Distribution

Not Applicable

Item 9.C.	Markets

The KRX KOSPI Market, formerly known as the Stock Market Division of the Korea Exchange, began its operations in 1956. It has a single trading floor located in Seoul. The KRX KOSPI Market is a membership organization consisting of most of the Korean financial investment companies with a dealing and/or brokerage license and some Korean branches of foreign financial investment companies with such license.

As of December 31, 2017, the aggregate market value of equity securities listed on the KRX KOSPI Market was approximately ￦1,606 trillion. The average daily trading volume of equity securities for 2017 was approximately 340 million shares and the average daily transaction value was ￦5,326 billion.

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

The KRX KOSPI Market publishes the KOSPI, which is an index of all equity securities listed on the KRX KOSPI Market, every 10 seconds. The method of computing KOSPI is the aggregate value method, pursuant to which the market capitalizations of all listed companies are aggregated, subject to certain adjustments, and this aggregate is expressed as a percentage of the aggregate market capitalization of all listed companies as of the base date, January 4, 1980.

The following table sets out movements in KOSPI:

Year	Opening	High	Low	Closing
1982	123.60	134.48	105.99	128.99
1983	122.52	134.46	115.59	121.21
1984	115.25	142.46	115.25	142.46
1985	139.53	163.37	131.40	163.37
1986	161.40	279.67	153.85	272.61
1987	264.82	525.11	264.82	525.11
1988	532.04	922.56	527.89	907.20
1989	919.61	1,007.77	844.75	909.72
1990	908.59	928.82	566.27	696.11
1991	679.75	763.10	586.51	610.92
1992	624.23	691.48	459.07	678.44
1993	697.41	874.10	605.93	866.18
1994	879.32	1,138.75	855.37	1,027.37
1995	1,013.57	1,016.77	847.09	882.94
1996	888.85	986.84	651.22	651.22
1997	653.79	792.29	350.68	376.31
1998	385.49	579.86	280.00	562.46
1999	587.57	1,028.07	498.42	1,028.07
2000	1,059.04	1,059.04	500.60	504.62
2001	520.95	704.50	468.76	693.70
2002	724.95	937.61	584.04	627.55
2003	635.17	822.16	515.24	810.71
2004	821.26	936.06	719.59	895.92
2005	893.71	1,379.37	870.84	1,379.37
2006	1,389.27	1,464.70	1,203.86	1,434.46
2007	1,435.26	2,064.85	1,355.79	1,897.13
2008	1,853.45	1,888.88	938.75	1,124.47
2009	1,157.40	1,718.88	1,018.81	1,682.77
2010	1,696.14	2,051.00	1,552.79	2,051.00
2011	2,070.08	2,228.96	1,652.71	1,825.74
2012	1,826.37	2,049.28	1,769.31	1,997.05
2013	2,031.10	2,059.58	1,780.63	2,011.34
2014	1,967.19	2,082.61	1,886.85	1,915.59
2015	1,926.44	2,173.41	1,829.81	1,961.31
2016	1,918.76	2,068.72	1,835.28	2,026.46
2017	2,026.16	2,557.97	2,026.16	2,467.49
2018 (through April 20)	2,479.65	2,598.19	2,363.77	2,476.33

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

Due to deregulation of restrictions on brokerage commission rates, the brokerage commission rate on equity securities transactions may be determined by the parties, subject to commission schedules being filed with the KRX KOSPI Market by financial investment companies with a brokerage license. In addition, a securities transaction tax of 0.15% of the sales price will generally be imposed on the transfer of shares or certain securities representing rights to subscribe for shares. See “Item 3.D. Risk Factors—Risks relating to our common stock and ADSs.” An agriculture and fishery special surtax of 0.15% of the sales prices will also be imposed on transfer of these shares and securities on the KRX KOSPI Market. See “Item 10.E. Taxation—Korean Taxation.”

The number of companies listed on the KRX KOSPI Market, the corresponding total market capitalization at the end of the periods indicated and the average daily trading volume for those periods are set forth in the following table:

	Market Capitalization on the Last Day of Each Period			Average Daily Trading Volume, Value
Year	Number of Listed Companies	(billions of ￦)		(thousands of Shares)	(millions of ￦)
1982	334	￦	3,001	9,704	￦	6,667
1983	328		3,490	9,325		5,941
1984	336		5,149	14,847		10,642
1985	342		6,570	18,925		12,315
1986	355		11,994	31,755		32,870
1987	389		26,172	20,353		70,185
1988	502		64,544	10,367		198,364
1989	626		95,477	11,757		280,967
1990	669		79,020	10,866		183,692
1991	686		73,118	14,022		214,263
1992	688		84,712	24,028		308,246
1993	693		112,665	35,130		574,048
1994	699		151,217	36,862		776,257
1995	721		141,151	26,130		487,762
1996	760		117,370	26,571		486,834
1997	776		70,989	41,525		555,759
1998	748		137,799	97,716		660,429
1999	725		349,504	278,551		3,481,620
2000	704		188,042	306,163		2,602,211
2001	689		255,850	473,241		1,997,420
2002	683		258,681	857,245		3,041,598
2003	684		355,363	542,010		2,216,636
2004	683		412,588	372,895		2,232,108
2005	702		655,075	467,629		3,157,662
2006	731		704,588	279,096		3,435,180
2007	745		951,900	363,741		5,539,653
2008	763		576,888	355,205		5,189,644
2009	770		887,935	485,657		5,795,426
2010	777		1,141,885	380,859		5,619,768
2011	791		1,041,999	353,759		6,863,146
2012	784		1,154,294	486,480		4,823,643
2013	777		1,185,974	328,325		3,993,422
2014	773		1,192,253	278,082		3,983,580
2015	770		1,242,832	455,256		5,351,734
2016	779		1,308,440	376,773		4,523,044
2017	774		1,605,821	340,457		5,325,760
2018 (through April 20)	777		1,653,176	403,020		7,089,807

Source: The KRX KOSPI Market

The Korean securities markets are principally regulated by the Financial Services Commission and the Financial Investment Services and Capital Markets Act. The Financial Investment Services and Capital Markets Act imposes restrictions on insider trading, price manipulation and deceptive action (including unfair trading), requires specified information to be made available by listed companies to investors and establishes rules regarding margin trading, proxy solicitation, takeover bids, acquisition of treasury shares and reporting requirements for shareholders holding substantial interests.

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

Under the Investment Rules, with certain limitations, foreign investors may acquire shares of a Korean company without being subject to any foreign investment limit. Under one of these limitations, foreign investors may acquire no more than 40% of the outstanding share capital of designated public corporations. In addition, designated public corporations may set a limit on the acquisition of shares by a single person in their articles of incorporation. If a foreign investor acquires 10% or more of the outstanding shares with voting rights of a Korean company, that investment constitutes a “foreign direct investment” under the Foreign Investment Promotion Act of Korea. Generally, a foreign direct investment must be reported to the Ministry of Trade, Industry and Energy of Korea. The acquisition of a Korean company’s shares by a foreign investor may be subject to certain foreign or other shareholding restrictions in the event that the restrictions are prescribed in a specific law that regulates the business of the Korean company. For a description of the restrictions applicable to Korean banks, see “Item 4.B. Business Overview—Supervision and Regulation—Principal Regulations Applicable to Banks.”

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

Item 9.D.	Selling Shareholders

Not Applicable

Item 9.E.	Dilution

Not Applicable

Item 9.F.	Expenses of the Issuer

Not Applicable

Item 10.	ADDITIONAL INFORMATION

Item 10.A.	Share Capital

Not Applicable

Item 10.B.	Memorandum and Articles of Association

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

As of the date of this annual report, 676,000,000 shares of common stock were issued and 673,271,226 shares of common stock were outstanding. Pursuant to our articles of incorporation, which was last amended on March 24, 2017, we are authorized to issue various types of “class shares,” which include shares of voting and non-voting preferred stock, convertible stock, redeemable preferred stock and hybrid securities comprising one or more elements of the foregoing types of shares. There are no class shares currently outstanding. All of the issued and outstanding shares are fully paid and non-assessable and are in registered form. As of the date of this annual report, our authorized but unissued share capital was 4,324,000,000 shares. We may issue the unissued shares without further shareholder approval, but these issuances are subject to a board resolution as provided in the articles of incorporation. See “—Pre-emptive Rights and Issuances of Additional Shares” and “—Dividends and Other Distributions—Distribution of Free Shares.” For a discussion of the history of our share capital, see Note 28 of the notes to our consolidated financial statements and “Item 4.A. History and Development of the Company—History—Establishment of Woori Finance Holdings” and “—Privatization Plan—Merger with Woori Finance Holdings.”

Our articles of incorporation allow our shareholders, by special resolution, to grant to our officers, directors and employees stock options exercisable for up to 15% of the total number of our issued and outstanding shares. Our board of directors may also grant stock options exercisable for up to 1% of our issued and outstanding shares. However, any grant by our board of directors must be approved by our shareholders at their next general meeting convened immediately after the grant date. As of December 31, 2017, our officers, directors and employees did not hold any options to purchase shares of common stock. See “Item 6.E. Share Ownership.”

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

See “Item 6.C. Board Practices” for more information on our directors.

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

For information regarding taxation of dividends, see “Item 10.E. Taxation—United States Taxation—Dividends” and “—Korean Taxation—Taxation of Dividends on Common Shares or ADSs.”

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

Under the Financial Investment Services and Capital Markets Act, each member of our employee stock ownership association, whether or not they are shareholders, has a preemptive right, subject to certain exceptions, to subscribe for up to 20% of any shares we publicly offer. This right is exercisable only so long as the total number of shares so acquired and held by the member does not exceed 20% of the total number of shares then outstanding. As of December 31, 2017, our employees owned 5.36% of our common stock through the employee stock ownership association.

In addition, our articles of incorporation permit us to issue convertible bonds or bonds with warrants, each up to an aggregate principal amount of ￦1 trillion, to persons other than existing shareholders. Under the Korean Commercial Code, we are permitted to distribute convertible bonds or bonds with warrants to persons other than existing shareholders only when we deem that this distribution is necessary for managerial purposes, such as obtaining new technology or improving our financial condition. In the event we issue new shares, the foregoing provision would be applicable notwithstanding any provision in the articles of incorporation allowing issuance of new shares to persons other than existing shareholders. As of December 31, 2017, we had no convertible bonds or bonds with warrants outstanding.

Voting Rights

Each outstanding share of our common stock is entitled to one vote per share. However, voting rights with respect to shares of common stock that we hold or any of our subsidiaries holds may not be exercised. Unless stated otherwise in a company’s articles of incorporation, the Korean Commercial Code permits holders of an aggregate of 1% or more of the issued and outstanding shares with voting rights to request cumulative voting when electing two or more directors.

The Korean Commercial Code and our articles of incorporation provide that an ordinary resolution may be adopted if approval is obtained from the holders of at least a majority of those shares of common stock present or represented at a meeting and such majority also represents at least one-fourth of the total of our issued and outstanding voting shares. Holders of non-voting shares (other than enfranchised non-voting shares) will not be entitled to vote on any resolution or to receive notice of any general meeting of shareholders, unless the meeting agenda includes consideration of a resolution on which such holders are entitled to vote. The Korean Commercial Code provides that a company’s articles of incorporation may prescribe conditions for the enfranchisement of non-voting shares. For example, if our annual general shareholders’ meeting resolves not to pay to holders of non-voting shares with preferred dividend the annual dividend as determined by the board of directors at the time of issuance of such shares, the holders of non-voting shares with preferred dividend will be entitled to exercise voting rights from the general shareholders’ meeting following the meeting adopting such resolution to the end of a meeting to declare to pay such dividend with respect to the non-voting shares with preferred dividend. Holders of such enfranchised non-voting shares with preferred dividend will have the same rights as holders of common stock to request, receive notice of, attend and vote at a general meeting of shareholders.

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

In addition, in the case of amendments to the articles of incorporation or any merger or consolidation of a company or in certain other cases, where the rights or interests of the holders of class shares are adversely affected, a resolution must be adopted by a separate meeting of holders of class shares. Such a resolution may be adopted if the approval is obtained from shareholders of at least two-thirds of the class shares present or represented at such meeting and such shares also represent at least one-third of the total issued and outstanding class shares.

A shareholder may exercise his voting rights by proxy given to another person. The proxy must present the power of attorney before the start of a meeting of shareholders.

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

To exercise this right, shareholders must submit to us a written notice of their intention to dissent prior to the general meeting of shareholders called to approve the transaction in question. Within 20 days (or 10 days, in the case of a merger or consolidation under the Law on Improvement of the Structure of the Financial Industry) after the date on which shareholders pass the relevant resolution at the general meeting, the dissenting shareholders must request in writing that we purchase their shares. We must purchase those shares within one month after the end of the request period (within two months after the receipt of the request in the case of a merger or consolidation under the Law on Improvement of the Structure of Financial Industry) at a negotiated price. If we cannot agree with the shareholder on a purchase price through negotiations, the price will be the arithmetic mean of the weighted average of the daily stock prices on the KRX KOSPI Market for:

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

Required Disclosure of Ownership

Under Korean and U.S. law, shareholders who beneficially hold more than a certain percentage of our common stock, or who are related to or are acting in concert with other holders of certain percentages of our common stock or our other equity securities, must report their holdings to various governmental authorities. For a description of the required disclosure of ownership, see “Item 9.C. Markets—Reporting Requirements for Holders of Substantial Interests” and “Item 4.B. Business Overview—Supervision and Regulation—Principal Regulations Applicable to Banks—Restriction on Bank Ownership.”

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

Foreign exchange controls and securities regulations apply to the transfer of shares by non-residents or non-Koreans. See “Item 9.C. Markets.”

Except as provided in the Bank Act, the maximum aggregate shareholdings of a single shareholder or a person in a “special relationship” with any shareholder is 10% of our issued and outstanding voting shares. See “Item 4.B. Business Overview—Supervision and Regulation—Principal Regulations Applicable to Banks—Restriction on Bank Ownership.”

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

In general, subsidiaries of which we own 50% or more are not permitted to acquire our capital stock.

Item 10.C.	Material Contracts

In connection with our receipt of public funds, we entered into a memorandum of understanding with the KDIC, which was terminated in December 2016. See “Item 4.A. History and Development of the Company—History—Memoranda of Understanding.”

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

Item 10.D.	Exchange Controls

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

Restrictions Applicable to Shares

Under the Foreign Exchange Transaction Laws, a foreign investor who intends to acquire shares must designate a foreign exchange bank at which he or she must open a foreign currency account and a Won account exclusively for stock investments. Approval is not required for remittance into Korea and deposit of foreign currency funds in the foreign currency account. Foreign currency funds may be transferred from the foreign currency account at the time required to place a deposit for, or settle the purchase price of, a stock purchase transaction to a Won account opened at a financial investment company with a dealing and/or brokerage license. Funds in the foreign currency account may be remitted abroad without any Korean governmental approval.

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

Item 10.E.	Taxation

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

United States Taxation

This summary describes certain material U.S. federal income tax consequences for a U.S. holder (as defined below) of acquiring, owning, and disposing of common shares or ADSs. This summary applies to you only if you hold the common shares or ADSs as capital assets for tax purposes. This summary does not apply to you if you are a member of a class of holders subject to special rules, such as:

•	a dealer in securities or currencies;

•	a trader in securities that elects to use a mark-to-market method of accounting for securities holdings;

•	a bank or financial institution;

•	a life insurance company;

•	a tax-exempt organization;

•	an entity treated as a partnership or other passthrough entity (or investors therein) for U.S. federal income tax purposes;

•	a person that holds common shares or ADSs that are a hedge or that are hedged against interest rate or currency risks;

•	a person that holds common shares or ADSs as part of a straddle or conversion transaction for tax purposes;

•	a person whose functional currency for tax purposes is not the U.S. dollar; or

•	a person that owns or is deemed to own 10% or more of our stock, measured by voting power or value.

In addition, this summary does not discuss the application of the U.S. federal estate and gift taxes, the Medicare net investment income tax or the alternative minimum tax, or any state, local or other tax consequences of purchasing, owning, and disposing of common shares or ADSs. You should consult your own tax advisers concerning the U.S. federal, state, local, and other tax consequences of purchasing, owning, and disposing of common shares or ADSs in your particular circumstances.

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

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual with respect to the ADSs will be subject to taxation at reduced rates if the dividends are “qualified dividends.” Dividends paid on the common shares or ADSs will be treated as qualified dividends if (i) the common shares or ADSs are readily tradable on an established securities market in the United States or we are eligible for the benefits of a comprehensive tax treaty with the United States that the U.S. Treasury determines is satisfactory for purposes of this provision and that includes an exchange of information program; and (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company as defined for U.S. federal income tax purposes, which we refer to as a PFIC. The ADSs are listed on the New York Stock Exchange, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. In addition, the U.S. Treasury has determined that the Korea-United States income tax treaty meets the requirements for reduced rates of taxation, and we believe we are eligible for the benefits of that treaty. Based on our audited financial statements, we believe that we were not a PFIC in our 2017 taxable year. In addition, based on our current expectations regarding our income, assets and activities, we do not anticipate becoming a PFIC for our 2018 taxable year. Therefore, we believe that dividends received by U.S. holders with respect to either common shares or ADSs will be “qualified dividends.” Holders should consult their own tax advisers regarding the availability of the reduced dividend tax rate in light of their own particular circumstances.

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

If a U.S. holder sells or otherwise disposes of our common shares or ADSs in exchange for currency other than U.S. dollars, the amount realized generally will be the U.S. dollar value of the currency received at the spot rate on the date of sale or other disposition (or, if the shares are traded on an established securities market at such time, in the case of cash basis and electing accrual basis U.S. holders, the settlement date). An accrual basis U.S. holder that does not elect to determine the amount realized using the spot exchange rate on the settlement date will recognize foreign currency gain or loss equal to the difference between the U.S. dollar value of the amount received based on the spot exchange rates in effect on the date of the sale or other disposition and the settlement date. If an accrual basis U.S. holder makes the election described in the first sentence of this paragraph, it must be applied consistently from year to year and cannot be revoked without the consent of the Internal Revenue Service. A U.S. holder should consult its own tax advisors regarding the treatment of any foreign currency gain or loss realized with respect to any currency received in a sale or other disposition of the common shares or ADSs.

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

Similarly, a U.S. holder will not be able to claim a foreign tax credit against its U.S. federal income tax liability for any Korean inheritance or gift tax imposed in respect of the common shares or ADSs.

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

In regard to the transfer of our common shares through the Korea Exchange, you will not be subject to the withholding tax on capital gains (as described in the preceding paragraph) if you (1) have no permanent establishment in Korea and (2) did not own or have not owned (together with any shares owned by any person with which you have a certain special relationship) 25% or more of the total issued and outstanding shares, which may include the common shares represented by the ADSs, at any time during the calendar year in which the sale occurs and during the five consecutive calendar years prior to the calendar year in which the sale occurs.

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

If you are subject to tax on capital gains with respect to the sale of ADSs, or of our common shares you acquired as a result of a withdrawal, the purchaser or, in the case of the sale of the common shares on the Korea Exchange or through a financial investment company with a brokerage license in Korea, such financial investment company, is required to withhold Korean tax on capital gain from the sales price in an amount equal to the lower of (1) 11.0% (inclusive of local income surtax) of the gross realization proceeds or (2) subject to the production of satisfactory evidence of acquisition costs and certain direct transaction costs of the common shares or ADSs, 22.0% (inclusive of local income surtax) of the net realized gain, and to make payment of these amounts to the Korean tax authority, unless you establish your entitlement to an exemption under an applicable tax treaty or domestic tax law. See “—Tax Treaties” below for a discussion on claiming treaty benefits.

Tax Treaties

Korea has entered into a number of income tax treaties with other countries (including the United States), which would reduce or exempt Korean withholding tax on dividends on, and capital gains on transfer of, the common shares or ADSs. For example, under the Korea-United States income tax treaty, reduced rates of Korean withholding tax of 16.5% or 11.0% (depending on your shareholding ratio and inclusive of local income surtax) on dividends and an exemption from Korean withholding tax on capital gains are available to residents of the United States that are beneficial owners of the relevant dividend income or capital gains, subject to certain exceptions. However, under Article 17 (Investment or Holding Companies) of the Korea-United States income tax treaty, such reduced rates and exemption do not apply if (i) you are a United States corporation, (ii) by reason of any special measures, the tax imposed on you by the United States with respect to such dividend income or capital gains is substantially less than the tax generally imposed by the United States on corporate profits and (iii) 25% or more of your capital is held of record or is otherwise determined, after consultation between competent authorities of the United States and Korea, to be owned directly or indirectly by one or more persons who are not individual residents of the United States. Also, under Article 16 (Capital Gains) of the Korea-United States income tax treaty, the exemption on capital gains does not apply if (a) you have a permanent establishment in Korea and any shares of common stock in which you hold an interest and which give rise to capital gains are effectively connected to such permanent establishment, (b) you are an individual and you maintain a fixed base in Korea for an aggregate of 183 days or more during a given taxable year and your ADSs or common shares giving rise to capital gains are effectively connected with such fixed base or (c) you are an individual and you are present in Korea for an aggregate of 183 days or more during a given taxable year.

You should inquire for yourself whether you are entitled to the benefit of a tax treaty between Korea and the country where you are a resident. It is the responsibility of the party claiming the benefits of an income tax treaty in respect of dividend payments or capital gains to submit to us, the purchaser or the financial investment company, as applicable, a certificate as to his tax residence. In the absence of sufficient proof, we, the purchaser or the financial investment company, as applicable, must withhold tax at the normal rates. Furthermore, in order for you to claim the benefit of a tax rate reduction or tax exemption on certain Korean source income (such as dividends or capital gains) under an applicable tax treaty, Korean tax law requires you (or your agent) to submit an application (for a reduced withholding tax rate, the “application for entitlement to a reduced tax rate,” and in the case of exemptions from withholding tax, the “application for tax exemption” along with a certificate of your tax residency issued by a competent authority of your country of tax residence, subject to certain exceptions) as the beneficial owner of such Korean source income, or a BO application. For example, a U.S. resident would be required to provide a Form 6166 as a certificate of tax residency together with the application for entitlement to reduced tax rate or the application for tax exemption. Such application should be submitted to the withholding agent prior to the payment date of the relevant income. Subject to certain exceptions, where the relevant income is paid to an overseas investment vehicle (which is not the beneficial owner of such income), or an OIV, a beneficial owner claiming the benefit of an applicable tax treaty with respect to such income must submit its BO application to such OIV, which must submit an OIV report and a schedule of beneficial owners to the withholding agent prior to the payment date of such income. In the case of a tax exemption application, the withholding agent is required to submit such application (together with the applicable OIV report in the case of income paid to an OIV) to the relevant district tax office by the ninth day of the month following the date of the payment of such income.

Inheritance Tax and Gift Tax

If you die while holding an ADS or donate an ADS, it is unclear whether, for Korean inheritance tax and gift tax purposes, you will be treated as the owner of the common shares underlying the ADSs. If the tax authority interprets depositary receipts as the underlying share certificates, you may be treated as the owner of the common shares and your heir or the donee (or in certain circumstances, you as the donor) will be subject to Korean inheritance tax or gift tax presently at the rate of 10% to 50%, provided that the value of the ADSs or common shares is greater than a specified amount.

If you die while holding a common share or donate a common share, your heir or donee (or in certain circumstances, you as the donor) will be subject to Korean inheritance tax or gift tax at the same rate as indicated above.

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

Under the Securities Transaction Tax Law, depositary receipts (such as American depositary receipts) constitute share certificates subject to the securities transaction tax. However, the transfer of depositary receipts listed on the New York Stock Exchange, the Nasdaq Global Market, or other qualified foreign exchanges is exempt from the securities transaction tax.

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

Non-reporting or under-reporting of securities transaction tax will generally result in penalties equal to 20% to 60% of the non-reported tax amount or 10% to 60% of under-reported tax amount. Also, a failure to timely pay securities transaction tax will result in a penalty equal to 10.95% per annum of the due but unpaid tax amount. The penalties are imposed on the party responsible for paying the securities transaction tax or, if such tax is required to be withheld, on the party that has the obligation to withhold.

Item 10.F.	Dividends and Paying Agents

Not Applicable

Item 10.G.	Statements by Experts

Not Applicable

Item 10.H.	Documents on Display

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

Item 10.I.	Subsidiary Information

Not Applicable

Item 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

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

We operate a standardized risk management system. This system enhances our risk management capabilities by enabling us to exchange information among our and our subsidiaries’ risk management operations. We have further strengthened our risk management systems by (i) using Tier I capital as “available capital” for purposes of our risk capital allocation to fulfill Basel III requirements, and (ii) including “stressed VaR” to our market risk capital calculations in accordance with the guidance of the Financial Supervisory Service. We use our risk management systems to manage our risks within acceptable limits and to otherwise ensure the soundness of our assets and the stability of our operations.

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

Through our standardized risk management system we allocate our risk capital:

•	with respect to credit risk on the basis of a standardized approach as well as other portfolio credit models developed by third party vendors;

•	with respect to our market risk based on a market value at risk, or “VaR,” system and including “stressed VaR”; and

•	with respect to our interest rate risk based on a historical simulation method, which simulates the current portfolio’s net present value at a 99.9% confidence level for a one-year holding period.

We allocate our risk capital with respect to operational risk through a standardized approach in accordance with Basel II.

Our risk capital allocation as a percentage of available capital, on a non-consolidated basis, with respect to 2018 is as follows:

	Available capital(1)	Risk capital	Risk appetite	Credit	Market	Operational	Interest rate	Correlation Effect	Buffer
	(in billions of Won, except percentages)
Woori Bank	18,916	13,220	69.9%	60.2%	5.4%	4.6%	4.5%	(4.8)%	30.1%
Woori Card	1,551	853	55.0%	47.2%	0.0%	5.7%	7.0%	(4.9)%	45.0%
Woori Investment Bank	279	233	83.5%	73.5%	8.2%	2.9%	2.5%	(3.6)%	16.5%
Woori Private Equity	39	22	56.4%	53.8%	0.0%	5.1%	0.0%	(2.6)%	43.6%
Woori America Bank	273	199	72.9%	61.2%	0.0%	5.5%	12.1%	(5.9)%	27.1%
PT Bank Woori Saudara Indonesia 1906, Tbk	340	291	85.6%	61.2%	0.0%	6.2%	25.9%	(7.6)%	14.4%
Woori Bank China Limited	494	438	88.7%	67.0%	11.9%	3.8%	11.9%	(6.1)%	11.3%

(1)	Estimates based on Tier I capital.

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

Corporate Loan Approval Process

Our branches review corporate loan applications using a credit evaluation system for corporate borrowers. Each corporate credit evaluation system measures various quantitative and qualitative factors. The model used by the credit evaluation system to review an application depends, however, on certain characteristics of the potential borrower. Our credit risk management department, together with our large corporate loan department and small- and medium-sized enterprise loan department, has developed separate credit evaluation models for large corporate borrowers that are subject to external audit under the Act on External Audits of Stock Companies, large corporate borrowers that are not subject to external audit, medium-sized enterprises and SOHO borrowers that either have outstanding loans, or are applying for a loan, in excess of ￦1 billion. In general, each model uses scores from both a computerized evaluation of quantitative financial factors, such as cash flow and income, and more qualitative factors which are scored using judgments by the credit officer or officers reviewing the application to produce an overall credit risk rating. These credit evaluation systems provide us with tools to make consistent credit decisions and assist us in making risk-based pricing decisions. Our CREPIA system, depending on whether the borrower is audited by independent auditors and its size, produces two separate scores based on one of 14 rating models: one for quantitative current financial factors, which is weighted 60% in determining the CREPIA credit risk rating, and another for the more qualitative factors that the judgment of our credit officers plays a more significant part in determining, which is weighted 40%. The CREPIA credit risk rating estimates the probability that we will recover extended credits and the likelihood that borrowers will default. Qualitative factors included in CREPIA include:

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

We have set credit limits for our corporate customers. Some of these limits, particularly those imposed by Korean banking regulations, are aimed at preventing loan concentrations relating to any single customer. See “Item 4.B. Business Overview—Supervision and Regulation—Principal Regulations Applicable to Banks—Financial Exposure to Any Individual Customer or Major Shareholder.” In certain cases, we have introduced and implemented internally developed large exposure limits that are stricter than the applicable Financial Services Commission requirements.

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

We monitor and manage our exposures to and credit limits for corporations and chaebols on a daily basis. We use our Total Exposure Management System to make real-time inquiries regarding our exposures, either by company or by chaebol, and to manage the credit limits for all kinds of business transactions. We monitor and analyze these exposures on a monthly basis. Corporate borrowers on our “watch list” are monitored more closely and with respect to additional aspects of their relationships with us. We places borrowers on our watch list when we believe that any impediment on a borrower’s ability to meet its financial obligations exists or is pending. We may also monitor newly extended credits or any additional credits extended to a previous borrower more frequently if we believe additional monitoring is necessary after reviewing the loan approval process. Credits outstanding to a particular industry or region that we believe are higher risk are monitored even more frequently. Based on the results of such monitoring, our loan review department provides monthly reports to our chief executive officer and our Board Risk Management Committee.

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

Credit Remediation

We believe that by centralizing the management of our non-performing credits, we can implement uniform policies for non-performing credit resolution, pool institutional knowledge and create a more specialized (and therefore more efficient) work force. Our Credit Management and Collection Department and our Corporate Restoration Department generally oversee the process for resolving non-performing loans transferred to them by our other business groups. When a loan becomes non-performing, the Credit Management and Collection

Department and the Corporate Restoration Department will begin a due diligence review of the borrower’s assets, send a notice demanding payment or stating that the group will take legal action, and prepare for legal action. At the same time, we initiate our non-performing loan management process. Once we have confirmed the details of a non-performing loan, we make efforts to recover amounts owed to us. Methods for resolving non-performing loans include commencing collection proceedings or legal actions and writing off such loans, transferring them to subsidiaries in charge of collection and authorizing those subsidiaries to recover what they can. We have also disposed of a number of non-performing credits to UAMCO and various structured companies. See “Item 4.B. Business Overview—Assets and Liabilities—Asset Quality of Loans—Non-Performing Loan Strategy.”

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

The following table shows the volume and types of our trading positions (including trust accounts) subject to market risk as of December 31, 2015, 2016 and 2017:

	As of December 31,
	2015		2016		2017
	(in millions of Won)
Debt securities	￦	2,354,266	￦	2,644,916	￦	2,644,334
Equity securities		70,418		40,442		21,666
Spot exchanges(1)		386,350		1,029,928		1,049,388
Derivatives(2)		5,246,017		6,235,454		6,627,055

Total	￦	8,057,051	￦	9,950,740	￦	10,342,443

(1)	Represents the overall net open currency position in each currency, which is the greater of (i) the sum of the absolute values of all short positions and (ii) the sum of the absolute values of all long positions.
(2)	For over-the-counter derivatives, represents the absolute value of over-the-counter derivatives measured at fair value at the end of the relevant year. For exchange-traded derivatives, includes the amount of deposits and the collateral posted for such derivatives.

The Board Risk Management Committee monitors our market risk. The Board Risk Management Committee has established a maximum “market risk appetite,” which is defined as risk capital divided by available capital. “Risk capital” is a benchmark figure that determines the VaR limits, accumulated loss limits (for trading portfolios) and present value of a basis point (or PVBP) limits (for non-trading available-for-sale assets). Available capital generally consists of shareholder’s equity. Using this benchmark, as of December 31, 2017, we have established market risk limits as shown in the following table:

Trading Portfolio			Non-Trading Portfolio
VaR Limit	Accumulated Loss Limit		PVBP Limit
	Quarter	Annual
(in billions of Won)
￦ 14.4	￦ 59	￦ 118	￦ 4.8

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

In addition, we have implemented internal processes which include a number of key controls designed to ensure that fair value is measured appropriately, particularly where a fair value model is internally developed and used to price a significant product. See “Item 5.A. Operating Results—Critical Accounting Policies—Valuation of Financial Assets and Liabilities” and Notes 2-(9)-5), 3-(3) and 11 of the notes to our consolidated financial statements. For example, our Risk Management Department reviews the existing pricing and valuation models on a regular basis, with a focus on their underlying modeling assumptions and restrictions, to assess the appropriateness of their continued use. In consultation with our Trading Department, the Risk Management Department recommends potential valuation models to our Fair Value Evaluation Committee. Upon approval by our Fair Value Evaluation Committee, the selected valuation models are reported to the Board Risk Management Committee.

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

Although VaR is a commonly used market risk management technique, it has some inadequacies. Since it is a statistical approach, VaR estimates possible losses over a certain period at a particular confidence level using past market movement data. Past market movements, however, are not necessarily a good indicator of future events. Another problem with VaR is that the time periods used for the model, generally one or 10 days, are assumed to be a sufficient holding period before liquidating the relevant underlying positions. If these holding periods are not sufficient, or too long, VaR may understate or overstate the potential loss. VaR is most appropriate as a risk measure for trading positions in liquid financial markets and will understate the risk associated with severe events, such as a period of extreme liquidity.

The following table shows our daily VaR as of December 31, 2015, 2016 and 2017 at a 99% confidence level for a one-day holding period, for interest rate risk, equity risk, foreign exchange risk and commodity risk relating to our trading activities.

	Interest Rate Risk		Foreign Exchange Risk		Equity Risk		Commodity Risk		Less: Diversification		VaR for Overall Trading Activities
	(in millions of Won)
As of December 31, 2015	￦	2,907	￦	3,997	￦	3,186	￦	117	￦	5,017	￦	5,190
As of December 31, 2016		3,250		4,396		4,191		152		5,630		6,359
As of December 31, 2017		4,183		4,750		909		0		4,472		5,370

In 2015, 2016 and 2017, the average, high, low and ending amounts of daily VaR relating to our trading activities (at a 99% confidence level for a one-day holding period) were as follows:

	As of December 31, 2015		For the year ended December 31, 2015						As of December 31, 2016		For the year ended December 31, 2016						As of December 31, 2017		For the year ended December 31, 2017
			Average		Maximum		Minimum				Average		Maximum		Minimum				Average		Maximum		Minimum

Interest risk	￦	2,907	￦	2,742	￦	3,991	￦	1,211		￦3,250	￦	2,844	￦	6,430	￦	1,367		￦4,183	￦	3,799	￦	4,918	￦	2,467
Foreign exchange risk		3,997		3,415		4,847		2,329		4,396		4,914		7,686		3,967		4,750		5,051		6,636		4,061
Equity risk		3,186		2,411		4,377		531		4,191		3,456		5,063		2,304		909		2,863		4,419		909
Commodity risk		117		102		218		5		152		113		325		21		0		31		188		0
Diversification		(5,017)		(3,858)		(6,910)		(411)		(5,630)		(5,355)		(10,385)		(4,034)		(4,472)		(4,621)		(6,798)		(2,067)

Total risk	￦	5,190	￦	4,812	￦	6,523	￦	3,665	￦	6,359	￦	5,972	￦	9,119	￦	3,625	￦	5,370	￦	7,123	￦	9,363	￦	5,370

The graph of daily 99% VaR relating to our trading activities in 2017 is as follows:

Standardized Method.  The standardized method is used to measure the market risk of the positions for which the Financial Supervisory Service has not approved the use of the VaR method. The following table shows the market risk capital charges measured using the standardized method as of December 31, 2015, 2016 and 2017:

	As of December 31,
	2015		2016		2017
	(in millions of Won)
Risk categories
Interest risk	￦	13,386	￦	11,775	￦	12,468
Equity risk		8,341		4,930		3,367
Foreign exchanges risk		2,991		18,265		19,658
Commodity risk		4,526		3,084		1,204

Total	￦	29,244	￦	38,054	￦	36,697

Back-testing.  We conduct back testing on a daily basis to validate the adequacy of our market risk management. In our back testing, we compare both the actual and hypothetical profit and loss with VaR calculations and analyze any results that fall outside our predetermined confidence interval of 99%. The number of times the actual changes in our profit and loss exceeded the VaR amounts in 2015, 2016 and 2017 was 0.

Stress test.  In addition to VaR, we perform stress testing to measure market risk. As VaR assumes normal market situations, we assess our market risk exposure to abnormal market fluctuations through stress testing. Stress testing is an important way of supporting VaR since VaR is a statistical expression of possible loss under a given confidence level and holding period. It does not cover potential loss if the market moves in a manner that is outside our normal expectations. Stress testing projects the anticipated change in value of holding positions under certain scenarios assuming that we take no action during a stress event to change the risk profile of a portfolio. The following table shows the loss that would have occurred in our trading portfolio as of December 31, 2017 for assumed short-term extreme changes of a +/-20% change in the equity market and a +/-60 basis point change from interest rates prevailing in the market on that date, under an abnormal stress environment.

	(in billions of Won, except percentages)
Equity Market Chart Market fluctuation amount		(20)%		(10)%		(5)%		5%		10%		20%

	￦	10.9	￦	(4.5)	￦	(3.3)	￦	2.4	￦	8.1	￦	37.6

	(in billions of Won, except basis points)
Interest Rate Chart Basis point fluctuation amount		(60) basis points		(40) basis points		(20) basis points		20 basis points		40 basis points		60 basis points

	￦	0.7	￦	0.4	￦	0.2	￦	(0.2)	￦	(0.4)	￦	(0.7)

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

We monitor changes in, and matches of, foreign-currency assets and liabilities in order to reduce exposure to currency fluctuations. We also manage risks relating to exchange rate fluctuations through foreign exchange dealing, including by our overseas branches. However, we conduct foreign exchange dealings primarily on behalf of our customers. Counterparties are restricted to domestic and foreign financial institutions and banks with respect to which we have established a foreign exchange dealing limit. We deal primarily in the Won/U.S. dollar market and such dealings are subject to what we believe are conservative daily maximum and closing limits and stop loss limits. The following table sets forth information concerning our limits on proprietary foreign exchange dealings as of December 31, 2017:

	Won/U.S. Dollar Dealing				Dealings in other currencies
	Headquarters				Headquarters				Overseas Branches
	Total		Individual		Total		Individual		Total		Individual
	(in millions of US$)
Open position
Daily maximum limit	US$	1,000	US$	200	US$	200	US$	50	US$	60	US$	15
Daily closing limit		200		50		100		20		30		6
Stop loss:
Daily		2		0.5		0.8		0.15		0.24		0.045
Monthly		3		0.8		2		0.5		0.6		0.15

The following table shows our non-consolidated net open positions at the end of 2015, 2016 and 2017. Positive amounts represent long exposures and negative amounts represent short exposures.

	As of December 31,
	2015		2016		2017
	(in millions of US$)
Currency
U.S. dollar	US$	(14.1)	US$	(177.4)		US$ (278.6)
Japanese yen		(72.2)		(8.4)		(22.6)
Euro		(7.9)		(76.9)		(266.6)
Others		(37.1)		138.3		148.9

Total	US$	(131.3)	US$	(124.4)	US$	(418.9)

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

We measure interest rate risk for Won and foreign currency assets and liabilities, including derivatives and principal guaranteed trust accounts. Most of our interest-earning assets and interest-bearing liabilities are denominated in Won and our foreign currency-denominated assets and liabilities are mostly denominated in U.S. dollars. We believe, however, that our interest rate sensitivity is limited with respect to our Won-denominated assets. Deposits in Won generally bear fixed rates of interest for fixed time periods (other than deposits payable on demand which constituted approximately 45.7% of our total deposits in Won as of December 31, 2017). We generally adjust the interest rates on these deposits when they are rolled over. In addition, as of December 31, 2017, 97.6% of those deposits had current maturities of one year or less. As of December 31, 2017, approximately 65.4% of our Won-denominated loans bore floating rates of interest, and 54.4% of those loans had current maturities of one year or less.

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

Our Board Risk Management Committee’s interest rate risk limit generally requires that our earnings at risk for Won-denominated accounts be within 10% of our estimated net interest income for a one-year period. We calculate VaR through our standardized asset and liability management system, which uses the historical scenario method to simulate the current portfolio’s net asset value for a one-year holding period at a 99.9% confidence level.

The following tables show, on a non-consolidated basis pursuant to the guidelines of the Financial Supervisory Service, the interest rate gap for our Won-denominated accounts and foreign currency-denominated accounts as of December 31, 2017:

	As of December 31, 2017
	0-3 Months		3-6 Months		6-12 Months		1-3 Years		Over 3 Years		Total
	(in billions of Won, except percentages)
Won-denominated accounts:
Interest rate-sensitive assets
Free interest rate	￦	11,326	￦	7,793	￦	9,649	￦	20,927	￦	21,113	￦	70,808
Market interest rate		119,845		33,779		8,922		11,109		3,389		177,044
Interest rate pegged to customer deposit		56		47		68		10		1		182

Total	￦	131,227	￦	41,619	￦	18,639	￦	32,046	￦	24,503	￦	248,034

Interest rate-sensitive liabilities
Free interest rate	￦	23,918	￦	7,954	￦	8,664	￦	14,999	￦	13,737	￦	69,272
Market interest rate		59,259		22,552		34,306		350		41,375		157,842

Total	￦	83,177	￦	30,506	￦	42,970	￦	15,349	￦	55,112	￦	227,114

Sensitivity gap		48,050		11,113		(24,331)		16,697		(30,609)		20,920
Cumulative gap		48,050		59,163		34,832		51,529		20,920		20,920
% of total assets(1)		18.02		22.19		13.06		19.32		7.84		7.84
Total assets in Won											￦	266,680

	As of December 31, 2017
	0-3 Months		3-6 Months		6-12 Months		1-3 Years		Over 3 Years		Total
	(in millions of US$, except percentages)
Foreign currency-denominated accounts:
Interest rate-sensitive assets
Free interest rate	US$	0	US$	0	US$	0	US$	0	US$	0	US$	0
Market interest rate		16,504		1,960		371		1,118		315		20,268
Interest rate pegged to customer deposit		0		0		0		0		0		0

Total	US$	16,504	US$	1,960	US$	371	US$	1,118	US$	315	US$	20,268

Interest rate-sensitive liabilities
Free interest rate	US$	0	US$	0	US$	0	US$	0	US$	0	US$	0
Market interest rate		9,855		825		940		980		3,104		15,704

Total	US$	9,855	US$	825	US$	940	US$	980	US$	3,104	US$	15,704

Sensitivity gap		6,649		1,135		(569)		138		(2,789)		4,564
Cumulative gap		6,649		7,784		7,215		7,353		4,564		4,564
% of total assets(1)		23.70%		27.74%		25.72%		26.21%		16.27%		16.27%
Total assets in US$											US$	28,054

(1)	Represents the cumulative gap as a percentage of total assets.

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

The following table shows, with respect to our Won-denominated assets and liabilities, duration gaps and net asset value changes when the interest rate increases by one percentage point as of the specified dates:

Date	Interest-bearing asset duration	Interest-bearing liability duration	Total asset/liability duration gap	Net asset value change
	(in years)	(in years)	(in years)	(in billions of Won)
June 30, 2015	0.92	0.75	0.23	529
December 31, 2015	0.91	0.77	0.21	505
June 30, 2016	0.93	0.76	0.24	618
December 31, 2016	0.85	0.74	0.17	423
June 30, 2017	0.84	0.78	0.12	292
December 31, 2017	0.82	0.78	0.11	259

We set interest rate risk limits using the historical simulation method, which uses actual historical price, volatility and yield changes in comparison with the current position to generate hypothetical portfolios and calculate a distribution of position and portfolio market value changes. The following table shows our interest rate VaR with respect to our Won-denominated assets and liabilities for each of the quarters since the fourth quarter of 2016:

	Fourth Quarter 2016		First Quarter 2017		Second Quarter 2017		Third Quarter 2017		Fourth Quarter 2017
	(in billions of Won, except percentages)
Interest rate VaR	￦	237.6	￦	335.0	￦	354.6	￦	372.0	￦	394.5

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

The Financial Services Commission uses the liquidity coverage ratio, defined as the ratio of highly liquid assets to total net cash outflows over a 30-day period, as the principal liquidity risk management measure and currently requires each Korean bank to:

•	maintain a liquidity coverage ratio of not less than 95% from January 1, 2018 to December 31, 2018, subject to certain exceptions, with such minimum liquidity coverage ratio to increase to 100% in 2019;

•	maintain a foreign currency liquidity coverage ratio of not less than 70% from January 1, 2018 until December 31, 2018, with such minimum foreign currency liquidity coverage ratio to increase to 80% in 2019; provided, however, that the foreign currency liquidity ratio (defined as the ratio of foreign currency assets due within three months to foreign currency liabilities due within three months) would apply if the amount of foreign currency assets and the ratio of foreign currency liabilities to total liabilities are less than the respective amount and ratio specified under the Bank Act and the regulations thereunder; and

•	submit monthly reports with respect to the maintenance of these ratios.

As of December 31, 2017, our 30-day liquidity coverage ratio was 100.87%, above the Financial Services Commission’s standard of 95%.

The following table shows the liquidity status, on a cumulative basis, and limits for our foreign currency accounts on a non-consolidated basis as of December 31, 2017 in accordance with the Financial Services Commission’s regulations:

	7 days or less		8 days –1 month		3 months or less
	(in millions of US$)
Foreign currency accounts:
Foreign currency assets	US$	14,366	US$	14,508	US$	44,022
Foreign currency liabilities		10,468		15,106		38,990
Maturity gap		3,898		-598		5,032
Cumulative gap (A)		3,898		3,300		5,032
Total assets (B)		97,532		97,532		97,532
Liquidity gap ratio (A/B)		4.00%		3.38%		112.91	%(1)
Limits		(3)%		(10)%		85%

(1)	Liquidity ratio, calculated as foreign currency assets as a percentage of foreign currency liabilities.

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

The majority of our information technology systems are operated by our subsidiary, Woori FIS. We currently have a “mirror site” in operation which backs up transaction information on a real-time basis. We also have a “back-up site” in operation, which backs up transaction information on a daily basis. See “Item 3.D. Risk Factors—Other risks relating to our business—We may experience disruptions, delays and other difficulties from our information technology systems.”

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

Fees and Payments from the Depositary to Us

In 2017, pursuant to an agreement with us, the depositary waived, or made payments to third parties of, approximately $17,815 (net of applicable taxes) in the aggregate in connection with proxy process expenses (including printing, postage and distribution expenses), contributions towards investor relations efforts (including investor relations agency fees) and other standard out-of-pocket maintenance costs relating to our ADS facility that were payable by us.

In addition, as part of its service to us, the depositary waives its fees for the standard costs and operating expenses associated with the administration of the ADS facility.

Item 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not Applicable

Item 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not Applicable

Item 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

We have evaluated, with the participation of our chief executive officer and principal financial officer, the effectiveness of our disclosure controls and procedures, as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, as of December 31, 2017. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and principal financial officer concluded that our disclosure controls and procedures as of December 31, 2017 were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act, is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2017 based on the criteria established in the Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission in May 2013.

Based on this assessment, management believes that, as of December 31, 2017, our internal control over financial reporting is effective.

The effectiveness of our internal control over financial reporting as of December 31, 2017 has been audited by Deloitte Anjin LLC, an independent registered public accounting firm, as stated in its report included herein which expressed an unqualified opinion on the effectiveness of our internal control over financial reporting as of December 31, 2017.

Changes in Internal Control Over Financial Reporting

There has been no change in our internal control over financial reporting during 2017 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

The following table sets forth the fees billed to us by our independent registered public accountants, Deloitte Anjin LLC, the member firms of Deloitte Touche Tohmatsu Limited, and their respective affiliates (which we refer to collectively as Deloitte), during the fiscal years ended December 31, 2015, 2016 and 2017:

	Year ended December 31,
	2015		2016		2017
	(in millions of Won)
Audit fees	￦	3,272	￦	3,405	￦	3,590
Audit-related fees		202		121		—
Tax fees		163		170		169
All other fees		—		—		—

Total fees	￦	3,637	￦	3,696	￦	3,496

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

Number	Description
1.1*	Articles of Incorporation of Woori Bank (translation in English).

2.1**	Form of Stock Certificate of Woori Bank’s common stock, par value ￦5,000 per share (translation in English).

2.2***	Form of Deposit Agreement among Woori Bank, Citibank, N.A., as depositary, and all holders and beneficial owners of American depositary shares evidenced by American depositary receipts, including the form of American depositary receipt.

4.1****	Agreement between the Korea Deposit Insurance Corporation and Woori Bank in Connection with the Sale of Woori Bank Shares (translation in English).

8.1*****	List of subsidiaries of Woori Bank.

11.1**	Code of Ethics (translation in English).

12.1	Section 302 certifications.

13.1	Section 906 certifications.

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

*	Incorporated by reference to exhibit 1.1 to the Annual Report on Form 20-F (File No. 001-31811), filed on April 27, 2017.
**	Incorporated by reference to the corresponding exhibit to the Annual Report on Form 20-F (File No. 001-31811), filed on April 30, 2015.
***	Incorporated by reference to exhibit (a) to the Registration Statement on Form F-6 (File No. 333-199370), filed on October 15, 2014.
****	Incorporated by reference to exhibit 4.1 to the Annual Report on Form 20-F (File No. 001-31811), filed on April 27, 2017.
*****	Incorporated by reference to Note 1 of the notes to the consolidated financial statements of the registrant included in this Annual Report.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Woori Bank (Registrant)

/s/ Tae-Seung Sohn
(Signature)

Tae-Seung Sohn
President and Chief Executive Officer
(Name/Title)

Date: April 30, 2018

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Woori Bank

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Woori Bank and subsidiaries (the “Group”) as of December 31, 2017, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control—Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2017 of the Group and our report dated April 30, 2018, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Group’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/    DELOITTE ANJIN LLC

Seoul, Korea

April 30, 2018

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Woori Bank

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of the financial position of Woori Bank and subsidiaries (the “Group”) as of December 31, 2016 and 2017, the related consolidated statements of comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2017 (all expressed in Korean Won), and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2016 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2017, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Group’s internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 30, 2018, expressed an unqualified opinion on the Group’s internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on the Group’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/    DELOITTE ANJIN LLC

Seoul, Korea

April 30, 2018

We have served as the Company’s auditor since 2002.

WOORI BANK AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF DECEMBER 31, 2016 AND 2017

	Korean Won		U.S. Dollars
	December 31, 2016	December 31, 2017	December 31, 2017
	(in millions)		(in thousands) (Note 2)
ASSETS
Cash and cash equivalents (Note 6)	7,591,324	6,908,286	6,471,947
Financial assets at fair value through profit or loss (Notes 4,7,11,12,18 and 26)	5,650,724	5,843,077	5,474,019
Available-for-sale financial assets (Notes 4,8,11,12 and 18)	20,817,583	15,352,950	14,383,232
Held-to-maturity financial assets (Notes 4,9,11,12 and 18)	13,910,251	16,749,296	15,691,383
Loans and receivables (Notes 4,10,11,12,18 and 45)	258,392,633	267,106,204	250,235,337
Investments in joint ventures and associates (Note 13)	439,012	417,051	390,709
Investment properties (Note 14)	358,497	371,301	347,849
Premises and equipment (Notes 15 and 18)	2,458,025	2,477,545	2,321,059
Intangible assets and goodwill (Note 16)	483,739	518,599	485,844
Assets held for sale (Note 17)	2,342	48,624	45,553
Current tax assets (Note 42)	6,229	4,722	4,424
Deferred tax assets (Note 42)	232,007	280,130	262,436
Derivative assets (Notes 4,11,12 and 26)	140,577	59,272	55,529
Net defined benefit assets (Note 24)	70,938	—	—
Other assets (Notes 19 and 45)	128,846	158,404	148,399

Total assets	310,682,727	316,295,461	296,317,720

LIABILITIES
Financial liabilities at fair value through profit or loss (Notes 4,11,12,20 and 26)	3,803,358	3,427,909	3,211,397
Deposits due to customers (Notes 4,11,21 and 45)	221,020,411	234,695,084	219,871,357
Borrowings (Notes 4,6,11,12 and 22)	18,769,515	14,784,706	13,850,880
Debentures (Notes 4,6,11 and 22)	23,565,449	27,869,651	26,109,358
Provisions (Notes 23, 44 and 45)	428,477	410,470	384,544
Net defined benefit liability (Note 24)	64,666	43,264	40,531
Current tax liabilities (Note 42)	171,192	232,600	217,909
Deferred tax liabilities (Note 42)	22,023	22,681	21,249
Derivative liabilities (Notes 4,11,12 and 26)	7,221	67,754	63,475
Other financial liabilities (Notes 4,11,12, 25 and 45)	21,985,086	13,892,461	13,014,991
Other liabilities (Notes 25 and 45)	299,376	283,981	266,041

Total liabilities	290,136,774	295,730,561	277,051,732

EQUITY
Owners’ equity:	20,386,160	20,365,892	19,079,549
Capital stock (Note 28)	3,381,392	3,381,392	3,167,818
Hybrid securities (Note 29)	3,574,896	3,017,888	2,827,273
Capital surplus (Note 28)	286,331	285,880	267,824
Other equity (Note 30)	(1,468,025)	(1,939,274)	(1,816,787)
Retained earnings (Notes 31 and 32)	14,611,566	15,620,006	14,633,421
Non-controlling interests	159,793	199,008	186,439

Total equity	20,545,953	20,564,900	19,265,988

Total liabilities and equity	310,682,727	316,295,461	296,317,720

See notes to consolidated financial statements.

WOORI BANK AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

	Korean Won			U.S. Dollars
	2015	2016	2017	2017
	(in millions, except for per share data)			(in thousands, except per share data) (Note 2)
Interest income	8,698,235	8,512,312	8,550,687	8,010,611
Interest expense	(3,936,335)	(3,492,768)	(3,330,037)	(3,119,707)

Net interest income (Notes 34 and 45)	4,761,900	5,019,544	5,220,650	4,890,904
Fees and commissions income	1,757,340	1,865,470	2,069,198	1,938,504
Fees and commissions expense	(780,544)	(928,339)	(998,732)	(935,651)

Net fees and commissions income (Notes 35 and 45)	976,796	937,131	1,070,466	1,002,853
Dividend income (Note 36)	102,923	184,510	124,992	117,097
Net gain (loss) on financial instruments at fair value through profit or loss (Note 37)	240,342	114,387	(104,827)	(98,206)
Net gain (loss) on available-for-sale financial assets (Note 38)	(3,281)	(1,035)	192,708	180,536
Impairment losses due to credit loss (Notes 39 and 45)	(966,646)	(834,076)	(785,133)	(735,543)
General and administrative expenses (Notes 40 and 45)	(3,150,387)	(3,478,476)	(3,530,801)	(3,307,789)
Net other operating expenses (Notes 40 and 45)	(610,061)	(367,779)	(31,313)	(29,334)

Operating income	1,351,586	1,574,206	2,156,742	2,020,518
Share of losses of joint ventures and associates (Note 13)	(70,124)	(19,507)	(101,514)	(95,102)
Other net non-operating income (expense) (Note 41)	170,484	(1,310)	(105,722)	(99,044)

Non-operating income (loss)	100,360	(20,817)	(207,236)	(194,146)
Net income before income tax expense	1,451,946	1,553,389	1,949,506	1,826,372
Income tax expense (Note 42)	(376,554)	(275,856)	(419,418)	(392,927)

Net income	1,075,392	1,277,533	1,530,088	1,433,445

Remeasurement of the net defined benefit liability	(78,267)	34,162	10,497	9,834

Items that will not be reclassified to profit or loss	(78,267)	34,162	10,497	9,834
Gain (loss) on available-for-sale financial assets	72,297	12,586	(84,498)	(79,161)
Share of other comprehensive income (loss) of joint ventures and associates	3,295	(7,937)	612	574
Gain on foreign currency translation of foreign operations	33,837	28,712	(208,329)	(195,171)
Gain (loss) on valuation of cash flow hedge	—	10,371	777	728
Equity related to assets held for sale	—	—	4,145	3,883

Items that may be reclassified to profit or loss	109,429	43,732	(287,293)	(269,147)
Other comprehensive income (loss), net of tax	31,162	77,894	(276,796)	(259,313)
Total comprehensive income	1,106,554	1,355,427	1,253,292	1,174,132

Net income attributable to:
Net income attributable to owners	1,059,157	1,261,266	1,512,148	1,416,638
Net Income (loss) attributable to non-controlling interests	16,235	16,267	17,940	16,807
Total comprehensive income attributable to:
Comprehensive income attributable to owners	1,094,870	1,332,614	1,249,057	1,170,164
Comprehensive income (loss) attributable to non-controlling interests	11,684	22,813	4,235	3,969
Basic and diluted earnings from continuing and discontinued operations per share (Note 43)(Unit: Korean Won and U.S. Dollar)	1,301	1,567	1,999	1.873
Basic and diluted earnings from continuing operations per share (Note 43) (Unit: Korean Won and U.S. Dollar)	1,301	1,567	1,999	1.873

See notes to consolidated financial statements.

WOORI BANK AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

	Capital stock	Hybrid securities	Capital surplus	Other equity	Retained earnings	Owners’ equity	Non- controlling interests	Total equity
	(Korean Won in millions)
January 1, 2015	3,381,392	2,538,823	291,066	(2,393,138)	14,165,358	17,983,501	109,924	18,093,425
Net income	—	—	—	—	1,059,157	1,059,157	16,235	1,075,392
Dividends	—	—	—	—	(504,952)	(504,952)	(824)	(505,776)
Change in ownership interest of investments in consolidated subsidiaries and others	—	—	3,193	—	—	3,193	660	3,853
Gain (loss) on valuation of available-for-sale financial assets	—	—	—	73,691	—	73,691	(1,394)	72,297
Share of other comprehensive income of joint ventures and associates	—	—	—	3,295	—	3,295	—	3,295
Gain (loss) on foreign currencies translation of foreign operations	—	—	—	36,932	—	36,932	(3,095)	33,837
Remeasurement of the net defined benefit liability	—	—	—	(78,204)	—	(78,204)	(63)	(78,267)
Dividends to hybrid securities	—	—	—	—	(183,320)	(183,320)	—	(183,320)
Issuance of hybrid securities	—	795,179	—	—	—	795,179	—	795,179
Retirement of treasury stock	—	—	—	3,481	(3,481)	—	—	—
Appropriation of merger losses	—	—	—	806,640	(806,640)	—	—	—

December 31, 2015	3,381,392	3,334,002	294,259	(1,547,303)	13,726,122	19,188,472	121,443	19,309,915

	Capital stock	Hybrid securities	Capital surplus	Other equity	Retained earnings	Owners’ equity	Non- controlling interests	Total equity
January 1, 2016	3,381,392	3,334,002	294,259	(1,547,303)	13,726,122	19,188,472	121,443	19,309,915
Net income	—	—	—	—	1,261,266	1,261,266	16,267	1,277,533
Dividends	—	—	—	—	(168,317)	(168,317)	(1,286)	(169,603)
Change in capital surplus of consolidated subsidiaries	—	—	(7,928)	7,930	—	2	—	2
Changes in non-controlling interests due to acquisition of subsidiary	—	—	—	—	—	—	16,823	16,823
Gain on valuation of available-for-sale financial assets	—	—	—	12,296	—	12,296	290	12,586
Share of other comprehensive loss of joint ventures and associates	—	—	—	(7,937)	—	(7,937)	—	(7,937)
Gain on foreign currencies translation of foreign operations	—	—	—	22,436	—	22,436	6,276	28,712
Remeasurement of the net defined benefit liability	—	—	—	34,182	—	34,182	(20)	34,162
Gain on valuation of cash flow hedge	—	—	—	10,371	—	10,371	—	10,371
Dividends to hybrid securities	—	—	—	—	(206,515)	(206,515)	—	(206,515)
Issuance of hybrid securities	—	549,904	—	—	—	549,904	—	549,904
Repayment of hybrid securities	—	(309,010)	—	—	(990)	(310,000)	—	(310,000)

December 31, 2016	3,381,392	3,574,896	286,331	(1,468,025)	14,611,566	20,386,160	159,793	20,545,953

WOORI BANK AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY—(CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

	Capital stock	Hybrid securities	Capital surplus	Other equity	Retained earnings	Owners’ equity	Non- controlling interests	Total equity
January 1, 2017	3,381,392	3,574,896	286,331	(1,468,025)	14,611,566	20,386,160	159,793	20,545,953
Net income	—	—	—	—	1,512,148	1,512,148	17,940	1,530,088
Dividends	—	—	—	—	(336,636)	(336,636)	(1,554)	(338,190)
Subsidiary capital increase	—	—	(451)	—	—	(451)	36,534	36,083
Gain(loss) on valuation of available-for-sale financial assets	—	—	—	(85,051)	—	(85,051)	553	(84,498)
Share of other comprehensive gain of joint ventures and associates	—	—	—	612	—	612	—	612
Loss on foreign currencies translation of foreign operations	—	—	—	(194,347)	—	(194,347)	(13,982)	(208,329)
Gain on valuation of cash flow hedge	—	—	—	777	—	777	—	777
Remeasurement of the net defined benefit liability	—	—	—	10,773	—	10,773	(276)	10,497
Equity related to assets held for sale	—	—	—	4,145	—	4,145	—	4,145
Dividends on hybrid securities	—	—	—	—	(167,072)	(167,072)	—	(167,072)
Issuance of hybrid securities	—	559,565	—	—	—	559,565	—	559,565
Redemption of hybrid securities	—	(1,116,573)	—	(208,158)	—	(1,324,731)	—	(1,324,731)

December 31, 2017	3,381,392	3,017,888	285,880	(1,939,274)	15,620,006	20,365,892	199,008	20,564,900

	Capital stock	Hybid securities	Capital surplus	Other equity	Retained earnings	Owners’ equity	Non- controlling interests	Total equity
	(U.S. Dollars in thousands)
January 1, 2017	3,167,818	3,349,100	268,246	(1,375,303)	13,688,675	19,098,536	149,700	19,248,236
Net income	—	—	—	—	1,416,638	1,416,638	16,807	1,433,445
Dividends	—	—	—	—	(315,373)	(315,373)	(1,456)	(316,829)
Subsidiary capital increase	—	—	(422)	—	—	(422)	34,227	33,805
Gain(loss) on valuation of available-for-sale financial assets	—	—	—	(79,679)	—	(79,679)	518	(79,161)
Share of other comprehensive gain of joint ventures and associates	—	—	—	574	—	574	—	574
Loss on foreign currencies translation of foreign operations	—	—	—	(182,072)	—	(182,072)	(13,099)	(195,171)
Gain on valuation of cash flow hedge	—	—	—	728	—	728	—	728
Remeasurement of the net defined benefit liability	—	—	—	10,092	—	10,092	(258)	9,834
Equity related to assets held for sale	—	—	—	3,883	—	3,883	—	3,883
Dividends on hybrid securities	—	—	—	—	(156,519)	(156,519)	—	(156,519)
Issuance of hybrid securities	—	524,222	—	—	—	524,222	—	524,222
Redemption of hybrid securities	—	(1,046,049)	—	(195,010)	—	(1,241,059)	—	(1,241,059)

December 31, 2017	3,167,818	2,827,273	267,824	(1,816,787)	14,633,421	19,079,549	186,439	19,265,988

See notes to consolidated financial statements.

WOORI BANK AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

	Korean Won			U.S. Dollars
	2015	2016	2017	2017
	(in millions)			(in thousands) (Note 2)
Cash flows from operating activities:
Net income	1,075,392	1,277,533	1,530,088	1,433,445
Adjustments:
Income tax expense	376,554	275,856	419,418	392,927
Interest income	(8,698,235)	(8,512,312)	(8,550,687)	(8,010,611)
Interest expense	3,936,335	3,492,768	3,330,037	3,119,707
Dividend income	(102,923)	(184,510)	(124,992)	(117,097)
Impairment losses due to credit loss	966,646	834,076	785,133	735,543
Loss on valuation of financial instruments at fair value through profit or loss	—	—	15,267	14,302
Loss on available-for-sale financial assets	3,281	1,035	—	—
Share of losses of investments in joint ventures and associates	111,487	56,264	185,020	173,334
Loss on transaction of derivatives / valuation of derivatives	20,982	98,981	109,569	102,648
Loss on fair value hedged items	56,532	475	—	—
Provisions	72,062	34,774	107,028	100,268
Retirement benefits	132,131	152,609	142,902	133,876
Depreciation and amortization	240,764	252,031	235,795	220,901
Loss on disposal of investments in joint ventures and associates	10	15,060	38,713	36,268
Loss on disposal of premises and equipment and other assets	2,707	9,718	9,994	9,363
Impairment loss on premises and equipment and other assets	2,990	1,936	390	365
Gain on valuation of financial instruments at fair value through profit or loss	(55,773)	(75,690)	—	—
Gain on available-for-sale financial assets	—	—	(192,708)	(180,536)
Share of profits of investments in joint ventures and associates	(41,363)	(36,757)	(83,506)	(78,232)
Gain on transaction of derivatives / valuation of derivatives	(59,003)	(130)	(122)	(114)
Gain on fair value hedged items	(25,235)	(99,302)	(53,532)	(50,150)
Reversal of provisions	(854)	(1,396)	(2,567)	(2,405)
Gain on disposal of investments in joint ventures and associates	(61,653)	(23,457)	(39,932)	(37,410)
Gain on disposal of premises and equipment and other assets	(6,814)	(1,885)	(5,028)	(4,711)
Reversal of impairment loss on premises and equipment and other assets	(539)	(3,581)	(666)	(624)
Changes in operating assets and liabilities:
Financial instruments at fair value through profit or loss	(495,507)	(99,581)	(583,068)	(546,241)
Loans and receivables	(23,150,910)	(14,433,390)	(9,647,563)	(9,038,208)
Other assets	1,922	219,323	35,953	33,682
Deposits due to customers	20,620,287	11,878,628	13,634,873	12,773,672
Provision for guarantee and loan commitment	(66,399)	34,376	(122,711)	(114,960)
Net defined benefit liability	(255,585)	(261,097)	(46,789)	(43,834)
Other financial liabilities	1,205,411	5,158,055	(7,966,786)	(7,463,591)
Other liabilities	(91,116)	(6,163)	(27,550)	(25,811)
Cash received from (paid for) operating activities:
Interest income received	8,692,851	8,511,349	8,570,715	8,029,375
Interest expense paid	(4,355,880)	(3,593,358)	(3,404,608)	(3,189,567)
Dividends received	100,368	184,674	127,343	119,300
Income tax paid	(534,829)	(251,627)	(404,428)	(378,884)

Net cash provided by (used in) operating activities	(383,906)	4,905,285	(1,979,005)	(1,854,010)

(Continued)

WOORI BANK AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS—(CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

	Korean Won			U.S. Dollars
	2015	2016	2017	2017
	(in millions)			(in thousands) (Note 2)
Cash flows from investing activities:
Disposal of available-for-sale financial assets	18,426,846	20,395,744	24,912,752	23,339,222
Redemption of held-to-maturity financial assets	6,404,711	8,462,346	8,587,092	8,044,717
Disposal of investments in joint ventures and associates	75,599	97,135	70,180	65,747
Disposal of subsidiaries	—	—	203	191
Disposal of investment properties	—	—	418	392
Disposal of premises and equipment	18,600	63	7,428	6,959
Disposal of intangible assets	1,782	4,325	1,188	1,113
Disposal of assets held for sale	3,711	22,723	24,808	23,241
Decrease of derivatives for hedging	56,956	—	—	—
Net cash flows through business combination (Note 46)	(38,535)	(132,301)	—	—
Acquisition of available-for-sale financial assets	(16,305,797)	(23,844,849)	(19,674,346)	(18,431,682)
Acquisition of held-to-maturity financial assets	(7,138,013)	(8,818,376)	(11,521,065)	(10,793,376)
Acquisition of investments in joint ventures and associates	(1,098)	(43,281)	(143,161)	(134,119)
Acquisition of investment properties	—	(4,428)	(9,872)	(9,248)
Acquisition of premises and equipment	(129,454)	(131,009)	(162,245)	(151,998)
Acquisition of intangible assets	(97,891)	(191,161)	(195,929)	(183,552)
Increase of derivatives for hedging	(3,273)	(42,544)	(13,742)	(12,874)

Net cash provided by (used in) investing activities	1,274,144	(4,225,613)	1,883,709	1,764,733

Cash flows from financing activities:
Increase in borrowings	12,674,649	8,259,380	9,057,999	8,485,881
Issuance of debentures	13,502,777	15,848,055	18,438,221	17,273,633
Issuance of hybrid securities	795,179	549,904	559,565	524,222
Capital increase of subsidiaries	—	—	35,841	33,578
Increase of paid in capital in subsidiaries	3,787	—	—	—
Decrease in borrowings	(10,346,919)	(9,524,626)	(12,692,883)	(11,891,179)
Repayment of debentures	(16,425,353)	(14,118,720)	(13,620,520)	(12,760,226)
Dividends paid	(504,952)	(168,317)	(336,636)	(315,373)
Dividends paid on hybrid securities	(179,758)	(201,328)	(177,730)	(166,505)
Repayment of hybrid securities	—	(310,000)	(1,323,400)	(1,239,812)
Dividends paid on non-controlling interests	(824)	(1,286)	(1,554)	(1,456)

Net cash provided by (used in) financing activities	(481,414)	333,062	(61,097)	(57,237)

Net increase (decrease) in cash and cash equivalents	408,824	1,012,734	(156,393)	(146,514)
Cash and cash equivalents, beginning of the period	5,962,861	6,644,055	7,591,324	7,111,843
Effects of exchange rate changes on cash and cash equivalents	272,370	(65,465)	(526,645)	(493,382)

Cash and cash equivalents, end of the period (Note 6)	6,644,055	7,591,324	6,908,286	6,471,947

See notes to consolidated financial statements

WOORI BANK AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

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

Previously, Woori Finance Holdings Co., Ltd., the former holding company of Woori Financial Group, established on March 27, 2001 held a 100% ownership of the Bank. Effective November 1, 2014, Woori Finance Holdings Co., Ltd. completed its merger with and into Woori Bank, its wholly-owned subsidiary, as contemplated by the merger agreement dated July 28, 2014, by and between Woori Finance Holdings Co., Ltd. and Woori Bank. Accordingly, the shares of the Bank, 597 million shares, prior to the merger, were reduced to nil in accordance with capital reduction procedure, and then, in accordance with the merger ratio, the Bank newly issued 676 million shares. As a result, as of December 31, 2017, the common stock of the Bank amounts, expressed in Korean Won (the “KRW” or “Won”), to 3,381,392 million Won.

During the year ended December 31, 2016, the Korea Deposit Insurance Corporation (“KDIC”), as the majority shareholder of the Bank, sold 187 million shares in the Bank in accordance with the contract of ‘Disposal of Woori Bank’s shares to Oligopolistic Shareholders’. In addition to the sale, during the year ended December 31, 2017, KDIC sold additional 33 million shares. As of December 31, 2016 and 2017, KDIC held 158 million shares and 125 million shares (23.37% and 18.43% ownership interest) respectively, of the Bank’s shares issued.

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

The head office of the Bank is located in 51 Sogong-ro, Jung Gu, Seoul, Korea. The Bank has 876 branches and offices in Korea, and 23 branches and offices overseas as of December 31, 2017.

(2)	The consolidated financial statements for Woori Bank and its subsidiaries (the “Group”) include the following subsidiaries:

		Percentage of ownership (%)
Subsidiaries	Main business	December 31, 2016	December 31, 2017
Woori Bank:
Woori FIS Co., Ltd.	System software development & maintenance	100.0	100.0
Woori Private Equity Asset Management Co., Ltd.	Finance	100.0	100.0
Woori Finance Research Institute Co., Ltd.	Other service business	100.0	100.0
Woori Card Co., Ltd.	Finance	100.0	100.0
Woori Investment Bank Co., Ltd.(*1)	Other credit finance business	58.2	59.8
Woori Credit Information Co., Ltd.	Credit information	100.0	100.0
Woori America Bank	Finance	100.0	100.0
Woori Global Markets Asia Limited	”	100.0	100.0
Woori Bank China Limited	”	100.0	100.0
AO Woori Bank	”	100.0	100.0
PT Bank Woori Saudara Indonesia 1906 Tbk(*1)	”	74.0	79.9
Banco Woori Bank do Brasil S.A.	”	100.0	100.0
Korea BTL Infrastructure Fund	”	99.9	99.9
Woori Fund Service Co., Ltd.	”	100.0	100.0
Woori Finance Cambodia PLC.	”	100.0	100.0
Woori Finance Myanmar Co., Ltd.	”	100.0	100.0
Wealth Development Bank	”	51.0	51.0
Woori Bank Vietnam Limited	”	100.0	100.0
Kumho Trust First Co., Ltd.(*2)	Asset securitization	0.0	0.0
Asiana Saigon Inc.(*2)	”	0.0	0.0
An-Dong Raja First Co., Ltd.(*6)	”	0.0	—
Consus Eighth Co., LLC(*2)	”	0.0	0.0
KAMCO Value Recreation First Securitization Specialty Co., Ltd.(*2)	”	15.0	15.0
Hermes STX Co., Ltd.(*2)	”	0.0	0.0
BWL First Co., LLC(*2)	”	0.0	0.0
Woori Poongsan Co., Ltd.(*6)	”	0.0	—
Deogi Dream Fourth Co., Ltd.(*2)	”	0.0	0.0
Jeonju Iwon Ltd.(*2)	”	0.0	0.0
Wonju I one Inc.(*2)	”	0.0	0.0
Heitz Third Co., Ltd.(*2)	”	0.0	0.0
Woorihansoop 1st Co., Ltd.(*2)	”	0.0	0.0
Electric Cable First Co., Ltd(*2)	”	0.0	0.0
Woori International First Co., Ltd.(*2)	”	0.0	0.0
Woori HJ First Co., Ltd.(*2)	”	0.0	0.0
Woori WEBST 1st Co., Ltd.(*2)	”	—	0.0
HNLD 1st Inc.(*2)	”	—	0.0
Wibihansoop 1st Co., Ltd.(*2)	”	—	0.0
Uri QS 1st Co., Ltd(*2)	”	—	0.0
Uri Display 1st Co., Ltd.(*2)	”	—	0.0
Tiger Eyes 2nd Co., Ltd.(*2)	”	—	0.0
Woori Serveone 1st Co., Ltd.(*2)	”	—	0.0
HeungkukWoori Tech Company Private Placement Investment Trust No.1 and 5 beneficiary certificates(*3)	Securities investment and others	—	—
Principle Guaranteed Trust(*4)	Trust	0.0	0.0
Principle and Interest Guaranteed Trust(*4)	”	0.0	0.0
Woori Bank and Woori Private Equity Asset Management Co., Ltd.:
Woori Private Equity Fund(*5)	Other financial business	31.9	—
Woori Private Equity Fund:
Woori EL Co., Ltd.(*5)	Other financial business	100.0	—
Woori Investment Bank:
Dongwoo First Securitization Specialty Co., Ltd.(*2)	Asset securitization	5.0	5.0
Seari First Securitization Specialty Co., Ltd.(*2)	Asset securitization	—	5.0
Namjong 1st Securitization Specialty Co., Ltd.(*2)	”	—	5.0
Bukgeum First Securitization Specialty Co., Ltd.(*2)	”	—	5.0
Woori Card Co., Ltd.:
TUTU Finance-WCI Myanmar Co., Ltd.	Finance	100.0	100.0
Woori Card one of 2017-1 Securitization Specialty Co., Ltd.(*2)	Asset securitization	—	0.5
Woori Card one of 2017-2 Securitization Specialty Co., Ltd.(*2)	”	—	0.5

(*1)	The entity issued a rights offering that entitles its existing shareholders to buy additional shares directly from the entity in proportion to its existing holders. But, some shareholders opted not to buy the new share and Woori Bank was able to purchase more shares than they would be in accordance with their ownership percentage. This purchase resulted in the increase of its ownership percentage.
(*2)	The entity is a structured entity for the purpose of asset securitization and is in scope for consolidation. Although the Group is not a majority shareholder, the Group 1) has the power over the investee, 2) is exposed, or has rights, to variable returns from its involvement with the investee, and 3) has the ability to use its power to affect its returns.
(*3)	The entity is a structured entity for the purpose of investment in securities and is in scope for consolidation, considering that the Group 1) has the power over the investee, 2) is exposed, or has rights, to variable returns from its involvement with the investee, and 3) has the ability to use its power to affect its returns.
(*4)	The entity is a money trust under the Financial Investment Services and Capital Markets Act and is in scope for consolidation. Although the Group is not a majority shareholder, the Group 1) has the power over the investee, 2) is exposed, or has rights, to variable returns from its involvement with the investee, and 3) has the ability to use its power to affect its returns.
(*5)	Due to liquidation of Woori Private Equity Asset Management Co., Ltd. during the year ended December 31, 2017 the entity was excluded from the scope for consolidation.
(*6)	Due to liquidation during the year ended of December 31, 2017, the entity was excluded from the scope for consolidation.”

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

• Principal guaranteed trusts • Principal and interest guaranteed trusts

(3)	As of December 31, 2016 and 2017, despite having more than a 50% ownership interests, the Group has not consolidated the following companies as the Group do not have the ability to control following subsidiaries:

	As of December 31, 2016
Entities	Location	Main business	Percentage of ownership (%)
Golden Bridge NHN Online Private Equity Investment(*1)	Korea	Securities Investment	60.0
Mirae Asset Maps Clean Water Private Equity Investment Trust 7th(*1)	Korea	Securities Investment	59.7
Kiwoom Yonsei Private Equity Investment Trust(*1)	Korea	Securities Investment	88.9
Kiwoom Frontier Professional Investment Private Fund 6 (Bond)(*2)	Korea	Securities Investment	50.0

	As of December 31, 2017
Subsidiaries	Location	Main Business	Percentage of ownership (%)
Golden Bridge NHN Online Private Equity Investment(*1)	Korea	Securities Investment	60.0
Mirae Asset Maps Clean Water Private Equity Investment Trust 7th(*1)	Korea	Securities Investment	59.7
Kiwoom Yonsei Private Equity Investment Trust(*1)	Korea	Securities Investment	88.9
Hana Walmart Real Estate Investment Trust 41-1(*1)	Korea	Securities Investment	90.1
IGIS Global Private Placement Real Estate Fund No. 148-1(*1)	Korea	Securities Investment	75.0
IGIS Global Private Placement Real Estate Fund No. 148-2(*1)	Korea	Securities Investment	75.0

(*1)	The Group owns the majority ownership interest in these structured entities, but has no power on the investees’ relevant activities. As results, it is deemed that the Group has no power or control on the structured entities.
(*2)	Due to redemption of the fund during 2017, the fund was excluded from the list as of December 31, 2017 above.

(4)	The summarized financial information before the elimination of intercompany transactions of the subsidiaries whose financial information were prepared under IFRS for the Group’s consolidated financial statements is as follows (Unit: Korean Won in millions):

	As of and for the year ended December 31, 2016
	Assets	Liabilities	Operating revenue	Net income (loss) attributable to owners	Comprehensive income (loss) attributable to owners
Woori FIS Co., Ltd.	141,329	105,821	244,783	1,048	1,432
Woori Private Equity Asset Management Co., Ltd.	97,338	53,244	2,154	312	219
Woori Finance Research Institute Co., Ltd.	3,710	334	4,445	108	100
Woori Card Co., Ltd.	7,606,108	6,180,893	1,555,373	109,393	116,381
Woori Investment Bank Co., Ltd.	1,576,627	1,404,566	178,572	23,872	23,897
Woori Credit Information	31,292	4,416	27,884	543	618
Woori America Bank	2,186,049	1,973,263	73,909	15,266	20,899
Woori Global Markets Asia Limited	272,008	147,581	7,255	1,863	5,582
Woori Bank (China) Limited	4,984,017	4,466,812	475,174	32,025	11,505
AO Woori Bank	239,860	188,474	16,221	5,650	15,553
PT Bank Woori Saudara Indonesia 1906 Tbk	2,089,822	1,693,111	179,014	24,573	48,542
Banco Woori Bank do Brasil S.A.	241,229	206,043	17,059	2,786	9,600
Korea BTL Infrastructure Fund	784,770	299	33,476	29,617	29,617
Woori Fund Service Co., Ltd.	11,386	1,372	7,787	1,011	1,011
Woori Finance Cambodia PLC.	32,405	24,751	4,545	1,250	1,494
Woori Finance Myanmar Co., Ltd.	4,305	2,651	380	(613)	(569)
Wealth Development Bank	209,779	174,446	12,519	1,248	1,876
Woori Bank Vietnam Limited	159,223	278	—	(346)	3,545
Money trust under the FISCM Act(*)	1,525,145	1,495,815	55,540	697	697
Structured entity for the securitization of financial assets	487,431	895,824	29,480	6,912	7,138
Structured entity for the investments in securities	4,397,163	1,898,977	137,896	56,605	61,535

	As of and for the year ended December 31, 2017
	Assets	Liabilities	Operating revenue	Net income (loss) attributable to owners	Comprehensive income (loss) attributable to owners
Woori FIS Co., Ltd.	103,932	71,386	252,460	1,940	(2,963)
Woori Private Equity Asset Management Co., Ltd.	42,894	2,670	7,257	(4,114)	(4,074)
Woori Finance Research Institute Co., Ltd.	3,790	350	4,733	83	64
Woori Card Co., Ltd.	8,605,993	6,973,705	1,771,157	101,214	107,321
Woori Investment Bank Co., Ltd.	1,880,157	1,588,610	183,376	20,023	20,210
Woori Credit Information Co., Ltd.	33,298	6,175	31,580	861	752
Woori America Bank	1,954,301	1,679,248	81,337	11,869	(16,833)
Woori Global Markets Asia Limited	290,226	178,343	11,345	1,922	(12,544)
Woori Bank (China) Limited	4,960,637	4,458,683	388,913	13,809	(15,252)
AO Woori Bank	201,704	149,101	15,656	4,748	1,217
PT Bank Woori Saudara Indonesia 1906 Tbk	2,230,617	1,745,171	192,485	38,488	(18,689)
Banco Woori Bank do Brasil S.A.	213,889	181,544	20,455	1,843	(2,840)
Korea BTL Infrastructure Fund	786,480	301	30,240	26,390	26,390
Woori Fund Service Co., Ltd.	12,653	1,242	9,021	1,398	1,398
Woori Finance Cambodia PLC.	51,304	32,873	5,895	983	(473)
Woori Finance Myanmar Co., Ltd.	18,236	5,307	2,506	791	15
Wealth Development Bank	191,049	156,808	13,632	1,323	(1,093)
Woori Bank Vietnam Limited	775,758	632,160	29,698	2,436	(15,347)
Money trust under the FISCM Act(*)	1,560,672	1,530,760	44,344	582	582
Structured entity for the securitization of financial assets	867,583	1,275,719	22,730	1,179	(2,800)
Structured entity for the investments in securities	34,939	76	377	(475)	(38,592)

(*)	FISCM Act: Financial Investment Services and Capital Markets Act

(5)	Structured entities

The Group is involved with structured entities, mainly through securitization of financial assets, investment fund, and money trust.

•	Structured entity for the securitization of financial assets

The structured entity is established for the purpose of securitization of project financing loans, corporate bonds, and other financial assets. The Group is involved with the structured entity through providing with credit facility over asset-backed commercial papers issued by the entity, originating loans directly to the structured entity, or purchasing 100% of the subordinated debts issued by the structured entity.

•	Structured entity for the investments in securities

The structured entity is established for the purpose of investments in securities. The Group acquires beneficiary certificates through its contribution of fund to the structured entity, and it is exposed to the risk that it may not be able to recover its fund depending on the result of investment performance of asset managers of the structured entity.

•	Money trust under the Financial Investment Services and Capital Markets Act

The Group provides with financial guarantee of principal and interest or principal only to some of its trust products. Due to the financial guarantees, the Group may be obliged to supplement when the principal and interest or principal of the trust product sold is short of the guaranteed amount depending on the result of investment performance of the trust product.

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

Unconsolidated structured entities

The Group has entered into various agreements with structured entities such as asset securitization vehicles, and structured finance and investment funds. Where it is determined in accordance with IFRS 10 that the Group has no controlling power over such structured entities, the entities are not consolidated. The nature of interests, which the Group retains, and the risks, to which the Group is exposed, of the unconsolidated structured entities are as follows:

Asset securitization vehicle issues asset-backed securities and redeems the principal and interest or distributes dividends on asset-backed securities with profits from collecting cash flows or sale of securitized assets. The Group, as a secondary guarantor, provides purchase commitments for its asset-backed securities or guarantees to such asset securitization vehicle and recognizes commission income or interest income related to the commitment or guarantees. Therefore, the Group would be exposed to risks to purchases or pays back asset-backed securities issued by the vehicles when a primary guarantor fails to provide the financing asset securitization vehicles.

Structured finance includes investments in project financing on real estates, social overhead capital (“SOC”), infrastructure and shipping finance. They are formed as special purpose entity by funding through equity investments and loans from various investors. Investment decisions are made by the Group based on business outlook of such projects. In relation to such investments, the Group recognizes interest income on loans, gains or losses on valuation of equity investments or dividend income. The structured finance is secured by additional funding agreement, guarantee or credit facilities. However, the structured financing project would fail to return the capital of equity investments or principal of loans to the Group if it is discontinued or did not achieve business outcome.

Investment funds include trusts and private equity funds. A trust is formed by contributions from various investors, operated by a manager engaged to the trust and distributed proceeds from sales of investments to the investors. A private equity fund is established in order to acquire ownership interests in a portfolio company with exit strategy after implementing financial and operational restructuring of the company. The Group recognizes unrealized gains or losses on change in value of investments in proposition of ownership interests in investments. The Group would be exposed to risks of loss when the value of portfolio investment is decreased.

Total assets of the unconsolidated structured entities, the carrying value of the related items recorded, the maximum exposure to risks, and the loss recognized in conjunction with the unconsolidated structured entities as of December 31, 2016 and 2017 are as follows (Unit: Korean Won in millions):

	December 31, 2016
	Asset securitization vehicle	Structured finance	Investment Funds
Total asset of the unconsolidated structured entities	8,426,713	61,324,862	9,131,362
Assets recognized in the consolidated financial statements related to the unconsolidated structured entities	3,361,910	2,790,215	1,749,494
Loans and receivables	65,470	2,414,044	—
Financial assets held for trading	—	254,150	—
Available-for-sale financial assets	1,216,446	115,843	1,664,865
Held-to-maturity financial assets	2,079,648	—	—
Investments in joint ventures and associates	—	—	84,629
Derivative assets	346	6,178	—
Liabilities recognized in the consolidated financial statements related to the unconsolidated structured entities	1,363	1,224	—
Derivative liabilities	201	362	—
Other liabilities (including provisions)	1,162	862	—
The maximum exposure to risks	4,263,993	3,802,210	1,749,494
Investments	3,361,910	2,790,215	1,749,494
Purchase agreements	28,000	—	—
Credit facilities	834,083	970,195	—
Other commitments	40,000	41,800	—
Loss recognized on unconsolidated structured entities	6,353	71,185	683

	December 31, 2017
	Asset securitization vehicle	Structured finance	Investment Funds
Total asset of the unconsolidated structured entities	7,295,601	40,172,830	13,641,135
Assets recognized in the consolidated financial statements related to the unconsolidated structured entities	3,215,159	2,314,043	1,138,523
Loans and receivables	43,180	1,969,760	—
Financial assets held for trading	—	233,428	10,160
Available-for-sale financial assets	902,390	106,819	904,774
Held-to-maturity financial assets	2,269,451	—	—
Investments in joint ventures and associates	—	—	223,589
Derivative assets	138	4,036	—
Liabilities recognized in the consolidated financial statements related to the unconsolidated structured entities	1,433	1,506	—
Derivative liabilities	575	968	—
Other liabilities (including provisions)	858	538	—
The maximum exposure to risks	4,032,531	2,918,448	1,138,523
Investments	3,215,159	2,314,043	1,138,523
Credit facilities	817,372	604,405	—
Loss recognized on unconsolidated structured entities	837	3,939	5,993

(6)	The details of the limitations with regard to the transfer of assets or the redemption of liabilities within the Group are provided below.

Some subsidiaries are regulated by the rules of the jurisdictions, in which they were incorporated, with regard to funding or management of deposits. Also, there is the limitation that they must have pre-approval from their regulators in case of remittance of earnings to the Group.

(7)	Subsidiaries of which non-controlling interests are significant to the Group’s consolidated financial statements are as follows (Unit: Korean Won in millions):

1) Accumulated non-controlling interests at the end of the period

	December 31, 2016	December 31, 2017
Woori Investment Bank	73,986	119,111
PT Bank Woori Saudara Indonesia 1906 Tbk	70,249	64,877
Wealth Development Bank	16,983	16,778

2) Net income attributable to non-controlling interests

	For the year ended December 31, 2015	For the year ended December 31, 2016	For the year ended December 31, 2017
Woori Investment Bank	4,353	9,990	8,370
PT Bank Woori Saudara Indonesia 1906 Tbk	6,241	6,383	8,882
Wealth Development Bank	—	611	648

3) Dividends to non-controlling interests

	For the year ended December 31, 2015	For the year ended December 31, 2016	For the year ended December 31, 2017
PT Bank Woori Saudara Indonesia 1906 Tbk	778	1,242	1,513

2. SIGNIFICANT BASIS OF PREPARATION AND ACCOUNTING POLICIES

(1) Basis of presentation

The Group’s consolidated financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The Group operates primarily in Korea and its official accounting records are maintained in Korean Won. The United States dollar (“U.S. dollar” or “US$” or “USD”) amounts are provided herein as supplementary information solely for the convenience of readers outside Korea. Korean Won amounts are expressed in U.S. Dollars at the rate of 1,067.42 Korean Won to US$1.00, the noon buying exchange rate in effect on December 31, 2017, as quoted by the Federal Reserve Bank of New York in the United States. Such convenience translation into U.S. Dollars should not be construed as representations that Korean Won amounts have been, could have been, or could in the future be, converted at this or any other rate of exchange.

The significant accounting policies that have been applied for the preparation of the consolidated financial statements for the year ended December 31, 2017 are described below. There have not been changes to the significant accounting policies except for the impacts from the adoptions of accounting standards or interpretations which are explained below.

The Group’s consolidated financial statements have been prepared based on the historical cost method except for specific non-current assets and certain financial assets or liabilities reported at fair value. Historical cost is generally based on the fair value of the consideration given in exchange for goods and services.

The consolidated financial statements of the Group were approved by the board of directors on March 2, 2018.

1) The Group has newly adopted the following new standards and interpretations that affected the Group’s accounting policies.

Amendments to IAS 7—Statement of Cash Flows

The amendments require an entity to provide disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities, including both cash and non-cash changes. Additional disclosure required related to the first time application of these amendments in the current year are in note 6. Consistent with the transition provisions of the amendments, the Group has not disclosed comparative information for the prior period. Apart from the additional disclosure in note 6, the application of these amendments has no material impact on the disclosures or the amounts recognized in the Group’s consolidated financial statements.

Amendments to IAS 12—Income Taxes

The amendments clarify that in evaluating the deferred tax assets arising from deductible temporary difference of debt instruments measured at fair value, the carrying amount of an asset does not limit the estimation of probable future taxable profits. The application of these amendments has no material impact on the disclosures or the amounts recognized in the Group’s consolidated financial statements.

Other than the amendment stated above, there are several annual improvements in the current period, but the application of the amendments has had no material effect on the Group’s consolidated financial statements.

2) The Group has not applied the following IFRSs that have been issued but are not yet effective:

Enactments to IFRS 9—Financial Instruments

IFRS 9 issued in November 2009 introduced new requirements for the classification and measurement of financial assets. IFRS 9 was subsequently amended in October 2010 to include requirements for the classification and measurement of financial liabilities and for derecognition, and in November 2013 to include the new requirements for general hedge accounting. Another revised version of IFRS 9 was issued in July 2014 mainly to include a) impairment requirements for financial assets and b) limited amendments to the classification and measurement requirements by introducing a ‘fair value through other comprehensive income’(FVTOCI) measurement category for certain simple debt instruments. This standards supersedes IAS 39—Financial Instruments: Recognition and Measurement, and will be applied for annual periods beginning on or after January 1, 2018.

In principle, IFRS 9 must be applied retrospectively. However, there are certain exemptions to the application of retroactive approach such as presenting comparative information on classification, measurement and impairment of financial instruments. In addition, IFRS 9 is applied prospectively for hedge accounting with exceptions such as accounting for the time value of options. The Group will apply the standard retrospectively, in accordance with IAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors”, but will not restate previous periods provided that it is not possible to do so without the use of hindsight. Because of this, the Group will recognise any difference between the previous carrying amount and the carrying amount at the beginning of the annual reporting period that includes the date of initial application of IFRS 9 (January 1, 2018) in the opening retained earnings as of January 1, 2018.

The Group has completed the design and implementation of the internal controls and/or financial reporting processes related to the presentation of financial instruments in order to adopt IFRS 9. The Group has completed a financial impact analysis on the 2017 financial statements based on available information as of year-end in order to determine the impact of adopting IFRS 9 for the first time. The expected financial impact of each key issue on the financial statement, is as follows.

a) Classification and Measurement of Financial Instruments

When IFRS 9 is adopted, all recognized financial assets that in scope are subsequently measured at either amortized cost, fair value through other comprehensive income (FVTOCI), or fair value through profit or loss (FVTPL) as shown below, based on the business model for managing financial assets and based on the nature of contractual cash flows arising from the financial assets. Also, when hybrid contracts contain financial asset as its host contract, the embedded derivative will not be bifurcated as the whole hybrid contract would be classified as a financial asset.

Business Model
Nature of the contractual cash flow	Collection of the contractual cashflow	Collection of the contractual cashflow and sale of asset	Sale of asset, others
Principal and Interest only	Amortized Cost(*1)	FVTOCI(*1)	FVTPL
Other than the above		FVTPL(*2)

(*1)	An irrevocable election is available to designate a financial asset to be classified as FVTPL, for the purpose of eliminating or reducing accounting discrepancies.
(*2)	For equity securities held for purposes other than short-term trading, an irrevocable election is available to designate them as FVTOCI financial assets.

As the requirements to classify a financial asset as either amortized cost or FVTOCI are more stringent in IFRS 9 than in IAS 39, the variability of net income may increase as the amount of FVTPL financial assets is increased due to the adoption of IFRS 9.

As of year-end the Group currently holds loans and receivables amounting to 267,106,204 million Won, held-to-maturity financial assets amounting to 16,749,296 million Won. This amount includes 51,653 million Won of hybrid contracts in which the host contract, after separating the embedded derivatives, is a debt security. In addition, The group also holds available-for-sale financial assets amounting to 15,352,950 million Won, and FVTPL financial assets (except derivatives) amounting to 2,727,302 million Won as of year end in accordance with IAS 39.

According to IFRS 9, a financial asset may be measured at amortized cost only when its cashflows are solely principal and interest on specified dates on the contract and when the purpose of holding such asset is only to receive the contractual cashflows.

The estimated impact on the classification and measurement of Group’s financial assets (except derivatives) as of year-end is presented as follows. The following information is constructed from the accounting system for financial instruments built for the purpose of adopting IFRS 9.

(Unit : Korean Won in millions)

Classification per IAS 39	Classification per IFRS 9	Carrying Amount per IAS 39	Carrying Amount per IFRS 9
Loans and receivables (Deposits)	Amortized cost	8,870,835	8,870,835
Financial assets at FVTPL (Deposits)	FVTPL	25,972	25,972
Financial assets at FVTPL (Debt securities)	FVTPL	2,654,027	2,654,027
AFS financial assets (Debt securities)	FVTPL	46,855	46,855
AFS financial assets (Debt securities)	FVTOCI	12,874,209	12,874,209
AFS financial assets (Debt securities)	Amortized cost	308,181	322,300
Held-to-maturity financial assets (Debt securities)	Amortized cost	16,749,296	16,749,296
Financial assets at FVTPL (Equity securities)	FVTPL	47,304	47,304
AFS financial assets (Equity securities)	FVTPL	1,273,498	1,274,716
AFS financial assets (Equity securities)	FVTOCI	850,207	850,207
Loans and receivables (Loans)	FVTPL	279,032	280,001
Loans and receivables (Loans)	Amortized cost	253,014,491	253,014,491
Loans and receivables (Other financial assets)	Amortized cost	6,772,088	6,772,088

Total financial assets except derivatives		303,765,995	303,782,301

Among the financial assets measured at amortized cost, loans and receivables and held-to-maturity financial assets amounting to 279,032 million Won and AFS financial assets amounting to 1,320,353 million Won would be reclassified to FVTPL financial assets as a result of adopting IFRS 9.

b) Classification and Measurement of Financial Liabilities

According to the IFRS 9, the amount of changes in the fair value of financial liabilities measured at FVTPL due to changes in credit risk is presented as part of other comprehensive income, and such amount is not recycled subsequently in profit or loss. However, when recognizing the fair value changes in other comprehensive income causes or magnifies accounting discrepancies, the amount is recognized in profit or loss instead.

As of year-end the Group holds financial liabilities amounting to 294,809,262 million Won, and out of this amount 251,796 million Won has been designated as FVTPL financial liabilities. In relation to these financial liabilities, the increase in fair value amounting to 31,275 million Won has been recognized as losses for the year ended 2017 in accordance with IAS 39.

The results of the analysis conducted to determine the financial impact of applying IFRS 9 on FVTPL financial liabilities as of year-end show that the cumulative changes in fair value of FVTPL financial liabilities as a result of changes in credit risk amounted to 133 million Won.

c) Impairment: Financial assets and Contract assets

IFRS 9 requires the recognition of allowance for expected credit losses for debt instruments, lease receivables, contract assets, loan commitments and financial guarantee contracts measured at either amortized cost or FVTOCI.

The allowance to be recognized under IFRS 9 is the amount of expected 12-month credit loss or the expected lifetime credit loss, according to the 3 stages of credit risk deterioration since initial recognition as shown below.

	Stage 1	Stage 2	Stage 3
	Credit risk has not significantly increased since initial recognition(*)	Credit risk has significantly increased since initial recognition	Credit has been impaired
Allowance for expected credit losses	Expected 12-month credit losses: Expected credit losses due to possible defaults on financial instruments within 12-month period from the year-end.	Expected lifetime credit losses: Expected credit losses from all possible defaults during the expected lifetime of the financial instruments.

(*)	Credit risk may be considered to not have been significantly increased when credit risk is low at the reporting date. The Group considers that a financial asset’s credit risk is low when its credit risk rating is equivalent to the generally understood definition of “investment grade”.

Meanwhile, for purchased or originated credit impaired assets, the allowance for expected credit losses per IFRS 9 is the amount of cumulative changes in the expected lifetime credit losses after its initial recognition.

Determining a significant increase in credit risk since initial recognition

The Group assess when a significant increase in credit risk has occurred based on quantitative and qualitative assessments. For the financial assets subject to the impairment provision of IFRS 9, it is considered to have a significant increase in credit risk and are moved to stage 2 when the following indicator exists:

•	Credit rating decrease by more than the agreed threshold relative to the credit rating at initial recognition

•	Accounts that is classified as precautious level defined by Financial Supervisory Service

•	Borrower has financial difficulties or has early warning signal as defined by the Group

•	Backstop criteria—accounts that are 30 calendar days or more past due.

Forward-looking information

Credit losses are the expected cash shortfalls from what is contractually due over the expected life of the financial instrument, discounted at the original effective interest rate. Expected credit losses (ECL) are the unbiased probability-weighted credit losses determined by evaluating a range of possible outcomes and considering future economic conditions. The Group incorporated forward-looking information by using statistical analysis on various macroeconomic variables. The Group has integrated such results in modelling probability of default (PD)

Modeling techniques

ECL are calculated by multiplying three main components, being the PD, loss given default and the exposure at default, discounted at the original effective interest rate. ECL is measured at the individual financial instrument level, however a collective approach where financial instruments with similar risk characteristics are grouped together, with apportionment to individual financial instruments, is used where effects can only be seen at collective level.

For the IFRS 9 impairment assessment, the Group developed models are used to determine the probability of default, loss given default and exposure at default. For stage 2 and 3, the Group applies lifetime PDs but uses 12 month PDs for stage 1. The ECL drivers of PD, exposure at default and loss given default are modelled at an account level which considers historical data available by the Group.

As of year-end the Group holds loans and receivables amounting to 267,106,204 million Won in accordance with IAS 39. In relation to this amount, the Group has recognized allowance for credit losses amounting to 1,830,242 million Won.

The expected impact on the allowance for credit losses as of year-end using the Group’s system for allowances is as follows.

(Unit : Korean Won in millions)

	Allowance for credit losses per IAS 39 (A)	Allowance for credit losses per IFRS 9 (B)	Increases(B-A)
Deposits	2,458	3,092	634
Debt securities	—	9,331	9,331
AFS debt securities	—	4,253	4,253
Held-to-maturity debt securities	—	5,078	5,078
Loan receivables and other financial assets	1,827,785	2,075,752	247,967
Guarantees	183,247	192,376	9,129
Loan commitments	66,115	104,887	38,772

Total	2,079,605	2,385,438	305,833

d) Hedge accounting

The requirements for hedge accounting in IFRS 9 has become more lenient as compared to IAS 39. That is, more financial instruments may now be considered to be a hedged item and/or a hedging instrument, the quantitative basis for evaluating high hedge effectiveness (80~125%) has been abolished, and the retroactive assessment requirement has also been abolished. These allow the firms to concentrate on hedging activities.

There are no significant impacts to the Group’s financial statements related to hedge accounting as a result of adopting IFRS 9.

e) Effect on regulatory capital ratios

Based on the analysis on IFRS 9, there are no significant impacts to the regulatory capital ratios.

Enactments to IFRS 15—Revenue from Contracts with Customers

The core principle under IFRS 15 is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The amendments introduces a 5-step approach to revenue recognition and measurement: 1) Identify the contract with a customer, 2) Identify the performance obligations in the contract, 3) Determine the transaction price, 4) Allocate the transaction price to the performance obligations in the contract, 5) Recognize revenue when (or as) the entity satisfies a performance obligation. This standard will supersede IAS 11—Construction Contracts, IAS 18- Revenue, IFRIC 13—Customer Loyalty Programmes, IFRIC 15—Agreements for the Construction of Real Estate, IFRIC 18—Transfers of Assets from Customers, and SIC 31—Revenue-Barter Transactions Involving Advertising Services. The enactment is effective for annual periods beginning on or after 1 January 2018. The Group does not expect the enactments to have a significant impact on the consolidated financial statements.

Enactments to IFRS 16—Leases

IFRS 16 introduces a comprehensive model for the identification of lease arrangements and accountings treatments for both lessors and lessees. IFRS 16 will supersede the current lease guidance including IAS 17 Leases and the related interpretations. The enactments are effective for annual periods beginning on or after 1 January 2019.

IFRS 16 distinguishes leases and service contracts on the basis of whether an identified asset is controlled by a customer. Distinctions of operating leases and finance leases are removed for lessee accounting and is replaced by model where a right-of-use asset and corresponding liability have to be recognized for all leases by lessees except for short-term leases and leases of low value assets.

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

In contrast, 1) for finance leases where the Group is a lessee and 2) in cases where the Group is a lessor, the Group do not anticipate that the application of IFRS 16 will have a significant impact on the amounts recognized in the Group’s consolidated financial statements.

Amendments to IFRS 2—Share-based Payment

The amendments include: 1) when measuring the fair value of share-based payment, the effects of vesting and non-vesting conditions on the measurement of cash-settled share-based payment should be consistent with the measurement of equity-settled share-based payment, 2) Share-based payment transaction in which the Group settles the share-based payment arrangement net by withholding a specified portion of the equity instruments per statutory tax withholding requirements would be classified as equity-settled in its entirety, if otherwise would be classified as equity-settled without the net settlement feature, and 3) when a cash-settled share-based payment changes to an equity-settled share-based payment because of modifications of the terms and conditions, the original liability recognized is derecognized and the equity-settled share-based payment is recognized at the modification date fair value. Any difference between the carrying amount of the liability at the modification date and the amount recognized in equity at the same date would be recognized in profit and loss immediately. The amendments are effective for annual periods beginning on or after January 1, 2018. The Group does not expect the amendments to have a significant impact on the consolidated financial statements.

Amendments to IAS 40—Transfers of Investment Property

The amendments clarify that a transfer to, or from, investment property necessitates an assessment of whether a property meets, or has ceased to meet, the definition of investment property, supported by observable evidence that a change in use has occurred. The amendments further clarify that situations other than the ones listed in IAS 40 may evidence a change in use, and that a change in use is possible for properties under construction (i.e. a change in use is not limited to completed properties).

The amendments are effective for annual periods beginning on or after January 1, 2018 with earlier application permitted. Entities can apply the amendments either retrospectively (if this is possible without the use of hindsight) or prospectively. The Group does not expect the amendments to have a significant impact on the consolidated financial statements.

Enactments to IFRIC 22—Foreign Currency Transactions and Advance Consideration

The interpretation addresses how to determine the ‘date of transaction’ for the purpose of determining the exchange rate to use on initial recognition of an asset, expense or income, when consideration for that item has been paid or received in advance in a foreign currency which resulted in the recognition of a non-monetary asset or non-monetary liability (e.g. a non-refundable deposit or deferred revenue).

The interpretation specifies that the date of transaction is the date on which the entity initially recognizes the non-monetary asset on non-monetary liability arising from the payment or receipt of advance consideration. If there are multiple payments or receipts in advance, the interpretation requires an entity to determine the date of transaction for each payment or receipt of advance consideration. The Group does not expect the enactments to have a significant impact on the consolidated financial statements.

The interpretation is effective for annual periods beginning on or after January 1, 2018 with earlier application permitted. Entities can apply the interpretation either retrospectively or prospectively. Specific transition provisions apply to prospective application.

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

The net income of current period and the financial results of the joint ventures and associates are incorporated in these consolidated financial statements using the equity method of accounting, except when the investment is classified as held for sale, in which case it is accounted for in accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations. Under the equity method, an investment in the joint ventures and associates is initially recognized in the consolidated statements of financial position at cost and adjusted thereafter to recognize the Group’s share of the net assets of the joint ventures and associates and any impairment. When the Group’s share of losses of the joint ventures and associates exceeds the Group’s interest in the associate (including any long term interests that, in substance, form part of the entity’s net investment in the associate or joint venture), the Group discontinues recognizing its share of further losses. Additional losses are recognized only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the joint ventures and associates.

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

(13) Intangible assets and goodwill

Intangible assets are stated at the manufacturing cost or acquisition cost plus additional incidental expenses less accumulated amortization and accumulated impairment losses. The Group’s intangible assets are amortized on a straight-line basis on the estimated economic useful lives as follows. The estimated useful life and amortization method are reviewed at the end of each reporting period. If expectations differ from previous estimates, the changes are accounted for as a change in an accounting estimate.

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

1) Fair value hedge

Changes in the fair value of derivatives that are designated and qualified as fair value hedges are recognized in net income immediately, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk. Hedge accounting is discontinued when the Group revokes the hedging relationship or when the hedging instrument is no longer qualified for hedge accounting. If the hedging instrument no longer meets the criteria for hedge accounting, the fair value adjustment to the carrying amount of the hedged item is amortized to net income from that date to maturity using the effective interest method.

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

(19) Capital and compound financial instruments

The Group classifies a financial instrument that it issues as a financial liability or an equity instrument in accordance with the substance of the contractual arrangement. An instrument is classified as a liability if it is a contractual obligation to deliver cash or another financial asset, or to exchange financial assets or financial liabilities on potentially unfavourable terms. An instrument is classified as equity if it evidences a residual interest in the assets of the Group after the deduction of liabilities. The components of a compound financial instrument issued by the Group are classified and accounted for separately as financial liabilities or equity as appropriate.

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

The significant judgments which management has made about the application of the Group’s accounting policies and key sources of uncertainty in estimate do not differ from those used in preparing the consolidated financial statements for the year ended December 31, 2016.

(1) Income taxes

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

(2) Valuation of financial instruments

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

(3) Impairment of loan and receivables

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

(4) Defined benefit plan

The Group operates defined benefit retirement pension plans. Defined benefit retirement pension plans are measured through actuarial valuation and the Group estimates discount rate, future wage growth rate, mortality rates to produce actuarial valuation. Defined benefit retirement pension plans contain significant uncertainty in these estimates due to their long-term characteristic.

4. RISK MANAGEMENT

The Group’s operating activity is exposed to various financial risks. The Group is required to analyse and assess the level of complex risks, and determine the permissible level of risks and manage such risks. The Group’s risk management procedures have been established to improve the quality of assets for holding or investment purposes by making decisions as how to avoid or mitigate risks through the identification of the source of the potential risks and their impact.

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

The maximum exposure to credit risk is as follows (Unit: Korean Won in millions):

	December 31, 2016	December 31, 2017
Loans and receivables:
Korean treasury and government agencies	16,058,305	8,823,584
Banks	20,242,260	26,845,309
Corporates	88,985,566	90,570,551
Consumers	133,106,502	140,866,760

Sub-total	258,392,633	267,106,204

Financial assets at fair value through profit or loss (“FVTPL”):
Deposits indexed to gold prices	26,180	25,972
Debt securities held for trading	2,644,916	2,644,333
Designated at FVTPL	4,348	9,694
Derivative assets for trading	2,898,295	3,115,775

Sub-total	5,573,739	5,795,774

Available-for-sale (“AFS”) debt securities	16,541,888	13,229,244
Held-to-maturity (“HTM”) securities	13,910,251	16,749,296
Derivative assets for hedging	140,577	59,272
Off-balance sheet items:
Guarantees	14,761,784	12,859,715
Loan commitments	83,795,496	80,760,325

Sub-total	98,557,280	93,620,040

Total	393,116,368	396,559,830

a) Credit risk exposure by geographical areas

The following tables analyze credit risk exposure by geographical areas (Unit: Korean Won in millions):

	December 31, 2016
	Korea	China	USA	UK	Japan	Others(*)	Total
Loans and receivables	241,380,250	4,286,018	2,792,088	895,874	323,470	8,714,933	258,392,633
Financial assets at FVTPL	5,205,849	6,525	—	261,547	81	99,737	5,573,739
AFS debt securities	16,155,290	13,845	137,861	—	—	234,892	16,541,888
HTM securities	13,758,863	—	20,336	—	—	131,052	13,910,251
Derivative assets for hedging	74,166	—	—	66,342	—	69	140,577
Off-balance sheet items	96,245,092	737,513	103,130	80,831	23,250	1,367,464	98,557,280

Total	372,819,510	5,043,901	3,053,415	1,304,594	346,801	10,548,147	393,116,368

	December 31, 2017
	Korea	China	USA	UK	Japan	Others(*)	Total
Loans and receivables	250,678,479	4,104,912	2,823,247	1,094,988	381,890	8,022,688	267,106,204
Financial assets at FVTPL	5,551,870	2,937	—	148,955	—	92,012	5,795,774
AFS debt securities	12,407,602	52,259	151,131	—	—	618,252	13,229,244
HTM securities	16,606,692	—	63,732	—	—	78,872	16,749,296
Derivative assets for hedging	16,590	—	—	42,682	—	—	59,272
Off-balance sheet items	91,603,852	529,193	172,570	66,974	25,039	1,222,412	93,620,040

Total	376,865,085	4,689,301	3,210,680	1,353,599	406,929	10,034,236	396,559,830

(*)	Others consist of financial assets in Indonesia, Vietnam, Panama and the European countries and others.

b) Credit risk exposure by industries

The following tables analyze credit risk exposure by industries, which are service, manufacturing, finance and insurance, construction, individuals and others in accordance with the Korea Standard Industrial Classification Code (Unit: Korean Won in millions):

	December 31, 2016
	Service	Manufacturing	Finance and insurance	Construction	Individuals	Others	Total
Loans and receivables	46,040,278	35,652,974	37,711,983	3,789,670	125,558,637	9,639,091	258,392,633
Financial assets at FVTPL	77,198	360,881	4,093,567	24,140	993	1,016,960	5,573,739
AFS debt securities	1,092,279	57,781	9,568,151	63,166	—	5,760,511	16,541,888
HTM securities	1,673,971	—	8,290,451	251,599	—	3,694,230	13,910,251
Derivative assets for hedging	—	—	140,577	—	—	—	140,577
Off-balance sheet items	18,423,611	26,878,320	9,927,574	4,621,971	33,603,651	5,102,153	98,557,280

Total	67,307,337	62,949,956	69,732,303	8,750,546	159,163,281	25,212,945	393,116,368

	December 31, 2017
	Service	Manufacturing	Finance and insurance	Construction	Individuals	Others	Total
Loans and receivables	47,192,641	34,502,509	38,260,051	3,574,746	133,094,287	10,481,970	267,106,204
Financial assets at FVTPL	100,766	83,239	4,640,068	15,073	1,040	955,588	5,795,774
AFS debt securities	707,737	37,719	7,331,774	153,534	—	4,998,480	13,229,244
HTM securities	1,348,754	—	10,962,149	296,214	—	4,142,179	16,749,296
Derivative assets for hedging	—	—	59,272	—	—	—	59,272
Off-balance sheet items	16,892,926	21,427,378	9,841,379	3,842,479	36,928,554	4,687,324	93,620,040

Total	66,242,824	56,050,845	71,094,693	7,882,046	170,023,881	25,265,541	396,559,830

3) Credit risk of loans and receivables

The credit exposure of loans and receivables by customer and loan classification are as follows (Unit: Korean Won in millions):

	December 31, 2016
			Corporates
	Korean treasury and government agencies	Banks	General business	Small and medium sized enterprise	Project financing and others	Sub-total	Consumers	Total
Loans and receivables neither overdue nor impaired	16,062,399	20,258,860	49,815,352	31,520,617	7,142,440	88,478,409	132,195,005	256,994,673
Loans and receivables overdue but not impaired	—	—	48,294	57,245	—	105,539	765,829	871,368
Impaired loans and receivables	—	—	1,404,568	429,955	208,372	2,042,895	510,793	2,553,688

Gross loans and receivables	16,062,399	20,258,860	51,268,214	32,007,817	7,350,812	90,626,843	133,471,627	260,419,729

Allowance for credit losses	4,094	16,600	1,156,000	424,142	61,135	1,641,277	365,125	2,027,096

Total, net	16,058,305	20,242,260	50,112,214	31,583,675	7,289,677	88,985,566	133,106,502	258,392,633

	December 31, 2017
			Corporates
	Korean treasury and government agencies	Banks	General business	Small and medium sized enterprise	Project financing and others	Sub-total	Consumers	Total
Loans and receivables neither overdue nor impaired	8,825,767	26,861,286	50,463,112	34,107,547	5,547,950	90,118,609	139,886,407	265,692,069
Loans and receivables overdue but not impaired	8	—	65,616	63,067	—	128,683	878,406	1,007,097
Impaired loans and receivables	—	—	1,402,131	251,431	46,717	1,700,279	537,001	2,237,280

Gross loans and receivables	8,825,775	26,861,286	51,930,859	34,422,045	5,594,667	91,947,571	141,301,814	268,936,446

Allowance for credit losses	2,191	15,977	1,078,733	267,162	31,125	1,377,020	435,054	1,830,242

Total, net	8,823,584	26,845,309	50,852,126	34,154,883	5,563,542	90,570,551	140,866,760	267,106,204

a) Credit quality of loans and receivables

The Group manages credit quality of its loans and receivables, (neither overdue nor impaired, net of allowance) through an internal rating system. Segregation of credit quality is as follows (Unit: Korean Won in millions):

	December 31, 2016
			Corporates
	Korean treasury and government agencies	Banks	General business	Small and medium sized enterprise	Project financing and others	Sub-total	Consumers	Total
Upper grade(*1)	16,058,288	20,242,260	41,461,420	18,755,963	5,337,033	65,554,416	128,374,017	230,228,981
Lower grade(*2)	17	—	7,941,871	12,550,282	1,763,658	22,255,811	3,680,920	25,936,748

Total	16,058,305	20,242,260	49,403,291	31,306,245	7,100,691	87,810,227	132,054,937	256,165,729

Value of collateral(*3)	—	358,456	18,003,674	25,493,006	3,996,162	47,492,842	111,054,910	158,906,208

	December 31, 2017
			Corporates
	Korean treasury and government agencies	Banks	General business	Small and medium sized enterprise	Project financing and others	Sub-total	Consumers	Total
Upper grade(*1)	8,823,576	26,845,309	43,613,460	23,191,627	4,623,750	71,428,837	135,893,496	242,991,218
Lower grade(*2)	—	—	6,565,274	10,767,062	898,536	18,230,872	3,835,030	22,065,902

Total	8,823,576	26,845,309	50,178,734	33,958,689	5,522,286	89,659,709	139,728,526	265,057,120

Value of collateral(*3)	1,409	483,469	19,868,185	29,600,362	2,642,674	52,111,221	114,441,637	167,037,736

(*1)	AAA~BBB for Corporates, and 1~6 level for Consumers
(*2)	BBB- ~C for Corporates, and 7~10 level for Consumers
(*3)	The value of collateral held is the recoverable amount when calculating the allowance for credit losses.

The total amount in the above table are net of allowances for credit losses, for loans and receivables neither overdue nor impaired, amounting to 828,944 million Won and 634,949 million Won as of December 31, 2016 and 2017, respectively.

b) Aging analysis of loans and receivables

Aging analysis of loans and receivables (overdue but not impaired, net of allowance) is as follows (Unit: Korean Won in millions):

	December 31, 2016
Past due	Korean treasury and government agencies	Banks	Corporates				Consumers	Total
			General business	Small & medium sized enterprise	Project financing and others	Sub-total
Less than 30 days	—	—	45,255	41,329	—	86,584	584,995	671,579
30 to 59 days	—	—	1,553	8,933	—	10,486	90,296	100,782
60 to 89 days	—	—	337	2,123	—	2,460	49,151	51,611

Total	—	—	47,145	52,385	—	99,530	724,442	823,972

Value of collateral(*)	—	—	7,021	45,304	—	52,325	546,164	598,489

	December 31, 2017
Past due	Korean treasury and government agencies	Banks	Corporates				Consumers	Total
			General business	Small & medium sized enterprise	Project financing and others	Sub-total
Less than 30 days	8	—	59,560	48,002	—	107,562	683,445	791,015
30 to 59 days	—	—	3,702	6,550	—	10,252	94,376	104,628
60 to 89 days	—	—	928	4,935	—	5,863	55,011	60,874

Total	8	—	64,190	59,487	—	123,677	832,832	956,517

Value of collateral(*)	—	—	4,619	46,513	—	51,132	619,867	670,999

(*)	The value of collateral held is the recoverable amount used when calculating allowance for credit losses.

The total amounts in the above table are net of allowances for credit losses, for loans and receivables that are overdue but not impaired, amounting to 47,396 million Won and 50,580 million Won as of December 31, 2016 and 2017, respectively.

c) Impaired loans and receivables

Impaired loans and receivables, net of allowance are as follows (Unit: Korean Won in millions):

	December 31, 2016
	Korean treasury and government agencies	Banks	Corporates				Consumers	Total
			General business	Small & medium sized enterprise	Project financing and others	Sub-total
Impaired loans	—	—	661,778	225,045	188,986	1,075,809	327,123	1,402,932
Value of collateral(*)	—	—	482,680	236,954	42,166	761,800	250,583	1,012,383

	December 31, 2017
	Korean treasury and government agencies	Banks	Corporates				Consumers	Total
			General business	Small & medium sized enterprise	Project financing and others	Sub-total
Impaired loans	—	—	609,202	136,707	41,256	787,165	305,402	1,092,567
Value of collateral(*)	—	—	562,638	141,026	20,351	724,015	227,966	951,981

(*)	The value of collateral held is the recoverable amount used when calculating allowance for credit losses.

The total amounts in the above table are net of allowances for credit losses, for impaired loans and receivables amounting to 1,150,756 million Won and 1,144,713 million Won as of December 31, 2016 and 2017, respectively.

4) Credit risk of debt securities

The Group manages debt securities based on the credit rating. Credit soundness of debt securities on the basis of External Credit Assessment Institution (“ECAI”), Korea’s qualified external rating agency, is as follows (Unit: Korean Won in millions):

	December 31, 2016
	Financial assets at FVTPL(*)	AFS debt securities	HTM securities	Total
AAA	1,658,332	12,490,934	13,342,384	27,491,650
AA- ~ AA+	720,535	3,372,310	466,401	4,559,246
BBB- ~ A+	266,049	618,736	101,466	986,251
Below BBB-	4,348	59,908	—	64,256

Total	2,649,264	16,541,888	13,910,251	33,101,403

	December 31, 2017
	Financial assets at FVTPL(*)	AFS debt securities	HTM securities	Total
AAA	1,685,099	9,897,689	15,806,327	27,389,115
AA- ~ AA+	722,923	2,386,567	888,547	3,998,037
BBB- ~ A+	236,311	876,482	52,188	1,164,981
Below BBB-	9,694	68,506	2,234	80,434

Total	2,654,027	13,229,244	16,749,296	32,632,567

(*)	Financial assets at FVTPL comprise debt securities held for trading and financial assets designated at FVTPL.

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

The Group uses both a standard-based and an internal model-based approach to measure market risk. The standard-based approach is used to calculate individual market risk of required capital while the internal model-based approach is used to calculate general capital market risk and it is used to measure internal risk management measure. For the trading activities, the Risk Management department measures the VaR limit by department, risk factor and loss limit on a daily basis and reports regularly to the Risk Management Committee.

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

a) Trading activities

The minimum, maximum and average VaR for the year ended December 31, 2016 and 2017, respectively, and the VaR as of December 31, 2016 and 2017, respectively, are as follows (Unit: Korean Won in millions):

	As of December 31, 2016	For the year ended December 31, 2016			As of December 31, 2017	For the year ended December 31, 2017
Risk factor		Average	Maximum	Minimum		Average	Maximum	Minimum
Interest rate	3,250	2,844	6,430	1,367	4,183	3,799	4,918	2,467
Stock price	4,191	3,456	5,063	2,304	909	2,863	4,419	909
Foreign currencies	4,396	4,914	7,686	3,967	4,750	5,051	6,636	4,061
Commodity price	152	113	325	21	—	31	188	—
Diversification	(5,630)	(5,355)	(10,385)	(4,034)	(4,472)	(4,621)	(6,798)	(2,067)

Total VaR(*)	6,359	5,972	9,119	3,625	5,370	7,123	9,363	5,370

(*)	VaR= Value at Risk

b) Non-trading activities

The NII and NPV are calculated for the assets and liabilities owned by the Bank, respectively, by using the simulation method. The scenario responding to interest rate (“IR”) changes are as follows (Unit: Korean Won in millions):

Name of scenario	December 31, 2016		December 31, 2017
	NII(*1)	NPV(*2)	NII(*1)	NPV(*2)
Base case	4,367,411	21,556,632	4,916,138	23,472,792
Base case (Prepay)	4,384,783	20,666,425	4,916,015	23,163,942
IR 100bp up	4,802,118	20,893,490	5,361,546	22,886,122
IR 100bp down	3,903,129	22,279,204	4,386,437	24,127,559
IR 200bp up	5,236,879	20,289,742	5,806,723	22,372,208
IR 200bp down	2,975,351	23,052,848	3,452,590	24,830,482
IR 300bp up	5,671,639	19,742,627	6,251,897	21,929,189
IR 300bp down	1,968,273	25,096,193	2,254,609	26,633,807

(*1)	Net Interest Income
(*2)	Net Portfolio Value

The interest EaR and VaR are calculated based on the BIS Framework of other subsidiaries excluding the Bank are as follows (Unit: Korean Won in millions):

December 31, 2016		December 31, 2017
EaR	VaR	EaR	VaR
188,381	110,335	255,679	130,821

The Group estimates and manages risks related to changes in interest rate due to the difference in the maturities of interest-bearing assets and the liabilities and discrepancies in the terms of interest rate. Cash flows of principal amounts and interests from interest bearing assets and liabilities by re-pricing date are as follows (Unit: Korean Won in millions):

	December 31, 2016
	Within 3 months	4 to 6 months	7 to 9 months	10 to12 months	1 to 5 years	Over 5 years	Total
Asset:
Loans and receivables	148,237,350	42,032,667	8,064,502	7,757,087	55,838,192	35,245,734	297,175,532
AFS financial assets	3,165,094	2,946,992	2,854,514	2,915,226	5,029,918	713,596	17,625,340
HTM financial assets	2,770,079	1,515,213	1,246,503	1,143,170	6,853,951	892,030	14,420,946

Total	154,172,523	46,494,872	12,165,519	11,815,483	67,722,061	36,851,360	329,221,818

Liability:
Deposits due to customers	100,051,821	36,614,529	25,028,378	25,017,836	34,513,004	40,737	221,266,305
Borrowings	13,772,710	1,044,748	491,330	368,431	2,816,565	421,677	18,915,461
Debentures	2,109,235	2,077,681	860,455	1,545,943	14,613,799	4,143,773	25,350,886

Total	115,933,766	39,736,958	26,380,163	26,932,210	51,943,368	4,606,187	265,532,652

	December 31, 2017
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Asset:
Loans and receivables	161,653,892	41,671,530	7,614,159	6,411,841	54,150,998	26,272,958	297,775,378
AFS financial assets	2,150,708	2,500,103	2,016,711	2,367,762	4,229,000	601,735	13,866,019
HTM financial assets	2,286,179	2,161,467	1,433,425	1,687,362	9,369,794	345,868	17,284,095

Total	166,090,779	46,333,100	11,064,295	10,466,965	67,749,792	27,220,561	328,925,492

Liability:
Deposits due to customers	106,815,564	37,750,367	25,117,556	27,585,458	37,518,878	91,246	234,879,069
Borrowings	9,865,249	1,056,579	412,966	437,431	2,709,010	479,827	14,961,062
Debentures	1,955,902	2,452,240	1,018,563	1,752,847	19,770,538	2,869,766	29,819,856

Total	118,636,715	41,259,186	26,549,085	29,775,736	59,998,426	3,440,839	279,659,987

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

Financial instruments in foreign currencies exposed to currency risk are as follows (Unit: USD in millions, JPY in millions, CNY in millions, EUR in millions, and Korean Won in millions):

	December 31, 2016
	USD		JPY		CNY		EUR		Others	Total
	Foreign currency	Won equivalent	Foreign currency	Won equivalent	Foreign currency	Won equivalent	Foreign currency	Won equivalent	Won equivalent	Won equivalent
Asset:
Loans and receivables	22,868	27,635,970	108,944	1,129,539	23,194	4,018,678	1,548	1,962,856	4,382,990	39,130,033
Financial assets at FVTPL	66	79,386	57	589	—	—	30	37,562	34,124	151,661
AFS financial assets	898	1,085,108	—	—	80	13,844	—	570	144,799	1,244,321
HTM financial assets	17	20,517	—	—	—	—	—	—	143,535	164,052

Total	23,849	28,820,981	109,001	1,130,128	23,274	4,032,522	1,578	2,000,988	4,705,448	40,690,067

	December 31, 2016
	USD		JPY		CNY		EUR		Others	Total
	Foreign currency	Won equivalent	Foreign currency	Won equivalent	Foreign currency	Won equivalent	Foreign currency	Won equivalent	Won equivalent	Won equivalent
Liability:
Financial liabilities at FVTPL	75	90,908	253	2,621	—	—	88	111,098	115,980	320,607
Deposits due to customers	11,294	13,648,729	124,790	1,293,835	18,950	3,283,291	651	825,165	2,402,076	21,453,096
Borrowings	7,193	8,692,792	3,243	33,625	—	—	222	280,894	115,332	9,122,643
Debentures	2,931	3,541,769	—	—	700	121,282	—	—	228,720	3,891,771
Other financial liabilities	2,235	2,700,703	12,390	128,464	1,508	261,278	245	310,396	846,990	4,247,831

Total	23,728	28,674,901	140,676	1,458,545	21,158	3,665,851	1,206	1,527,553	3,709,098	39,035,948

Off-balance accounts	8,593	10,384,163	28,675	297,304	1,061	183,883	374	473,845	312,187	11,651,382

	December 31, 2017
	USD		JPY		CNY		EUR		Others	Total
	Foreign currency	Won equivalent	Foreign currency	Won equivalent	Foreign currency	Won equivalent	Foreign currency	Won equivalent	Won equivalent	Won equivalent
Asset:
Loans and receivables	23,000	24,642,900	126,944	1,204,843	25,224	4,127,936	1,156	1,479,351	3,937,733	35,392,763
Financial assets at FVTPL	32	34,303	25	238	—	—	27	34,583	104,892	174,016
AFS financial assets	1,966	2,105,972	—	—	319	52,259	—	590	302,801	2,461,622
HTM financial assets	111	118,868	—	—	—	—	—	—	78,175	197,043

Total	25,109	26,902,043	126,969	1,205,081	25,543	4,180,195	1,183	1,514,524	4,423,601	38,225,444

	December 31, 2017
	USD		JPY		CNY		EUR		Others	Total
	Foreign currency	Won equivalent	Foreign currency	Won equivalent	Foreign currency	Won equivalent	Foreign currency	Won equivalent	Won equivalent	Won equivalent
Liability:
Financial liabilities at FVTPL	41	43,423	79	752	—	—	19	24,878	69,977	139,030
Deposits due to customers	13,744	14,725,686	195,176	1,852,440	21,865	3,578,142	883	1,129,802	2,396,826	23,682,896
Borrowings	6,604	7,080,118	2,218	21,056	—	—	247	315,685	242,874	7,659,733
Debentures	3,467	3,714,411	—	—	700	114,555	—	—	375,749	4,204,715
Other financial liabilities	2,392	2,562,740	16,125	153,043	1,802	294,950	129	165,189	588,625	3,764,547

Total	26,248	28,126,378	213,598	2,027,291	24,367	3,987,647	1,278	1,635,554	3,674,051	39,450,921

Off-balance accounts	8,108	8,687,009	33,624	319,127	1,199	196,261	406	519,843	176,886	9,899,126

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

2) Maturity analysis of non-derivative financial liabilities

a)	Cash flows of principals and interests by remaining contractual maturities of non-derivative financial liabilities are as follows (Unit: Korean Won in millions):

	December 31, 2016
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Financial liabilities at FVTPL	678,813	1,529	94	47	154,325	—	834,808
Deposits due to customers	136,835,315	28,685,473	19,254,108	30,875,962	6,284,092	2,732,019	224,666,969
Borrowings	9,146,895	2,355,336	876,836	1,486,710	4,711,273	420,720	18,997,770
Debentures	2,108,780	2,077,387	860,596	1,518,524	14,641,016	4,116,768	25,323,071
Other financial liabilities	14,813,948	27,544	5,480	1,433	84,792	2,751,825	17,685,022

Total	163,583,751	33,147,269	20,997,114	33,882,676	25,875,498	10,021,332	287,507,640

	December 31, 2017
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Financial liabilities at FVTPL	168,442	155,984	1,717	512	375	—	327,030
Deposits due to customers	148,008,777	29,563,310	18,175,348	32,468,110	7,409,118	2,624,594	238,249,257
Borrowings	6,115,732	1,893,173	1,489,272	1,178,107	3,924,681	479,568	15,080,533
Debentures	1,955,255	2,452,565	1,018,714	1,744,731	19,770,380	2,869,699	29,811,344
Other financial liabilities	7,121,342	162,871	825	1,003	128,940	2,730,001	10,144,982

Total	163,369,548	34,227,903	20,685,876	35,392,463	31,233,494	8,703,862	293,613,146

b)	Cash flows of principals and interests of non-derivative financial liabilities by estimated redemption or withdrawal are as follows; (Unit: Korean Won in millions):

	December 31, 2016
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Financial liabilities at FVTPL	678,813	1,529	94	47	154,325	—	834,808
Deposits due to customers	148,089,355	30,163,971	17,600,803	20,947,335	5,128,387	2,331,993	224,261,844
Borrowings	9,146,901	2,355,332	876,835	1,486,710	4,711,273	420,719	18,997,770
Debentures	2,108,780	2,077,387	860,596	1,518,524	14,641,016	4,116,768	25,323,071
Other financial liabilities	14,813,948	27,544	5,480	1,433	84,792	2,751,825	17,685,022

Total	174,837,797	34,625,763	19,343,808	23,954,049	24,719,793	9,621,305	287,102,515

	December 31, 2017
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Financial liabilities at FVTPL	168,442	155,984	1,717	512	375	—	327,030
Deposits due to customers	159,146,602	31,298,562	16,667,130	21,995,294	6,487,047	2,278,756	237,873,391
Borrowings	6,115,732	1,893,173	1,489,272	1,178,107	3,924,681	479,568	15,080,533
Debentures	1,955,255	2,452,565	1,018,714	1,744,731	19,770,380	2,869,699	29,811,344
Other financial liabilities	7,121,342	162,871	825	1,003	128,940	2,730,001	10,144,982

Total	174,507,373	35,963,155	19,177,658	24,919,647	30,311,423	8,358,024	293,237,280

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

The cash flow by the maturity of derivative financial liabilities as of December 31, 2016 and 2017 is as follows:

	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
December 31, 2016	3,009,977	—	—	208	7,013	—	3,017,198
December 31, 2017	3,150,149	—	—	381	67,373	—	3,217,903

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

	December 31, 2016	December 31, 2017
Guarantees	14,761,784	12,859,715
Loan commitments	83,795,496	80,760,325

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

(5) Capital management

The Group complies with the standard of capital adequacy provided by financial regulatory authorities. The capital adequacy ratio is based on Basel III of Basel Committee on Banking Supervision and Basel III was applied from the end of December, 2013. The capital adequacy ratio is calculated by dividing required capital by asset (weighted with a risk premium – risk weighted assets) based on the consolidated financial statements of the Group.

According to this regulation, the Group is required to meet the following new minimum requirements: 6.25% and 5.38% Common Equity Tier 1 capital ratio, 7.75% and 6.88% Tier 1 capital ratio and 9.75% and 8.88% total capital ratio as of December 31, 2017 and 2016, respectively. The details are as follows (Unit: Korean won in millions):

December 31, 2016
Tier 1 capital	15,714,480
Other Tier 1 capital	3,275,496
Tier 2 capital	3,910,513

Total risk-adjusted capital	22,900,489

Risk-weighted assets for credit risk	138,018,500
Risk-weighted assets for market risk	2,277,809
Risk-weighted assets for operational risk	9,431,814

Total risk-weighted assets	149,728,123

Common Equity Tier 1 ratio	10.50%
Tier 1 capital ratio	12.68%
Total capital ratio	15.29%

December 31, 2017
Tier 1 capital	16,074,987
Other Tier 1 capital	3,041,664
Tier 2 capital	3,486,555

Total risk-adjusted capital	22,603,206

Risk-weighted assets for credit risk	134,767,711
Risk-weighted assets for market risk	2,316,938
Risk-weighted assets for operational risk	9,677,559

Total risk-weighted assets	146,762,208

Common Equity Tier 1 ratio	10.95%
Tier 1 capital ratio	13.03%
Total capital ratio	15.40%

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

•	Consumer banking: Loans/deposits and financial services for consumers, etc.

•	Corporate banking: Loans/deposits and export/import, financial services for corporations, etc.

•	Investment banking: Domestic/foreign investment, structured finance, M&A, Equity & fund investment related business, venture advisory related tasks, real estate SOC development practices etc.

•	Capital market: Fund management, investment securities and derivatives business, etc.

•	Credit Card: Credit card, cash service and card loan, etc. and

•	Headquarter and others: Segments that do not belong to above operating segments

The details of operating income by each segment are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2015
	Consumer banking	Corporate banking	Investment banking	Capital market	Credit Card	Head- quarter and Others	Sub-total	Inter- segment transaction	Total
Net Interest income	1,289,088	1,699,913	5,601	40,913	378,019	743,092	4,156,626	605,274	4,761,900
Interest income	2,850,985	3,255,796	154,460	19,394	500,449	1,585,636	8,366,720	331,515	8,698,235
Interest expense	(1,227,921)	(1,880,195)	(18)	(81)	(122,430)	(979,449)	(4,210,094)	273,759	(3,936,335)
Inter-segment	(333,976)	324,312	(148,841)	21,600	—	136,905	—	—	—
Net non-interest income	554,957	513,686	115,111	18,015	98,034	279,437	1,579,240	(947,937)	631,303
Non-interest income	886,057	503,321	489,659	5,760,567	871,486	3,245,543	11,756,633	(366,953)	11,389,680
Non-interest expense	(353,032)	(25,993)	(374,548)	(5,742,552)	(773,452)	(2,907,816)	(10,177,393)	(580,984)	(10,758,377)
Inter-segment	21,932	36,358	—	—	—	(58,290)	—	—	—
Other expense	(1,790,292)	(1,795,561)	53,089	(44,187)	(321,265)	(470,592)	(4,368,808)	327,191	(4,041,617)
Administrative expense	(1,782,234)	(925,566)	(14,933)	(16,945)	(124,362)	(553,539)	(3,417,579)	267,192	(3,150,387)
Impairment losses on credit loss and others	(8,058)	(869,995)	68,022	(27,242)	(196,903)	82,947	(951,229)	59,999	(891,230)

Operating income	53,753	418,038	173,801	14,741	154,788	551,937	1,367,058	(15,472)	1,351,586
Non-operating income (expense)	(19,113)	(2,189)	43,728	197	(5,150)	136,954	154,427	(54,067)	100,360

Net income before income tax expense	34,640	415,849	217,529	14,938	149,638	688,891	1,521,485	(69,539)	1,451,946
Income tax expense	(8,383)	(98,886)	(52,642)	(3,615)	(32,780)	(136,891)	(333,197)	(43,357)	(376,554)

Net income	26,257	316,963	164,887	11,323	116,858	552,000	1,188,288	(112,896)	1,075,392

	For the year ended December 31, 2016
	Consumer banking	Corporate banking	Investment banking	Capital market	Credit Card	Head- quarter and Others	Sub-total	Inter- segment transaction	Total
Net Interest income	1,484,233	1,741,140	14,613	48,826	428,095	713,678	4,430,585	588,959	5,019,544
Interest income	2,979,811	3,026,148	153,160	19,575	556,681	1,492,148	8,227,523	284,789	8,512,312
Interest expense	(1,023,290)	(1,780,990)	(225)	(324)	(128,586)	(863,523)	(3,796,938)	304,170	(3,492,768)
Inter-segment	(472,288)	495,982	(138,322)	29,575	—	85,053	—	—	—
Net non-interest income	557,410	550,194	160,885	4,033	79,713	302,800	1,655,035	(955,695)	699,340
Non-interest income	923,810	535,514	605,026	7,590,087	986,147	4,563,280	15,203,864	(433,879)	14,769,985
Non-interest expense	(405,912)	(32,873)	(444,141)	(7,586,054)	(906,434)	(4,173,415)	(13,548,829)	(521,816)	(14,070,645)
Inter-segment	39,512	47,553	—	—	—	(87,065)	—	—	—
Other expense	(1,875,579)	(1,476,190)	(110,863)	(51,995)	(364,137)	(574,606)	(4,453,370)	308,692	(4,144,678)
Administrative expense	(1,788,672)	(966,878)	(14,983)	(17,964)	(148,001)	(793,978)	(3,730,476)	252,000	(3,478,476)
Impairment losses on credit loss and others	(86,907)	(509,312)	(95,880)	(34,031)	(216,136)	219,372	(722,894)	56,692	(666,202)

Operating income	166,064	815,144	64,635	864	143,671	441,872	1,632,250	(58,044)	1,574,206
Non-operating income (expense)	(35,081)	(1,619)	46,559	(5,288)	(1,504)	55,291	58,358	(79,175)	(20,817)

Net income before income tax expense	130,983	813,525	111,194	(4,424)	142,167	497,163	1,690,608	(137,219)	1,553,389
Income tax expense	(31,698)	(203,983)	(26,909)	1,071	(32,774)	16,475	(277,818)	1,962	(275,856)

Net income	99,285	609,542	84,285	(3,353)	109,393	513,638	1,412,790	(135,257)	1,277,533

	For the year ended December 31, 2017
	Consumer banking	Corporate banking	Investment banking	Capital market	Credit Cards	Head- quarters and others	Sub-total	Inter- segment transaction	Total
Net Interest income	1,702,939	1,795,377	12,124	36,883	463,603	622,790	4,633,716	586,934	5,220,650
Interest income	3,149,625	2,964,813	148,500	18,834	599,550	1,360,734	8,242,056	308,631	8,550,687
Interest expense	(955,836)	(1,681,652)	(243)	—	(135,947)	(834,662)	(3,608,340)	278,303	(3,330,037)
Inter-segment	(490,850)	512,216	(136,133)	18,049	—	96,718	—	—	—
Net non-interest income	649,950	571,336	152,168	69,671	73,537	389,004	1,905,666	(745,990)	1,159,676
Non-interest income	802,387	680,778	366,523	9,548,399	1,163,575	2,683,407	15,245,069	(395,833)	14,849,236
Non-interest expense	(253,961)	(170,268)	(214,355)	(9,478,728)	(1,090,038)	(2,132,053)	(13,339,403)	(350,157)	(13,689,560)
Inter-segment	101,524	60,826	—	—	—	(162,350)	—	—	—
Other income(expense)	(1,906,561)	(1,149,288)	(63,835)	14,662	(398,652)	(939,406)	(4,443,080)	219,496	(4,223,584)
Administrative expense	(1,808,974)	(832,429)	(12,881)	(16,567)	(163,536)	(954,238)	(3,788,625)	257,824	(3,530,801)
Impairment losses due to credit loss and others	(97,587)	(316,859)	(50,954)	31,229	(235,116)	14,832	(654,455)	(38,328)	(692,783)

Operating income	446,328	1,217,425	100,457	121,216	138,488	72,388	2,096,302	60,440	2,156,742
Non-operating income (expense)	(98,510)	(3,153)	39,350	—	(5,219)	(112,734)	(180,266)	(26,970)	(207,236)

Net income before income tax expense	347,818	1,214,272	139,807	121,216	133,269	(40,346)	1,916,036	33,470	1,949,506
Income tax expense	(84,172)	(296,634)	(33,834)	(29,335)	(32,055)	63,396	(412,634)	(6,784)	(419,418)

Net income	263,646	917,638	105,973	91,881	101,214	23,050	1,503,402	26,686	1,530,088

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

(3) Information on geographical areas

Among the Group’s revenue (interest income and non-interest income) from services, revenue from the domestic customers for the years ended December 31, 2015, 2016 and 2017 amounted to 18,974,359 million Won, 22,265,508 million Won and 22,279,666 million Won, respectively, and revenue from the foreign customers amounted to 1,113,556 million Won, 1,016,788 million Won and 1,120,257 million Won, respectively. Among the Group’s non-current assets (investments in joint ventures and associates, investment properties, premises and equipment and intangible assets), non-current assets attributed to domestic subsidiaries as of December 31, 2016 and 2017 are 3,498,327 million Won and 3,550,764 million Won, respectively, and foreign subsidiaries are 240,946 million Won and 233,732 million Won, respectively.

6. CASH AND CASH EQUIVALENTS

(1) Details of cash and cash equivalents are as follows (Unit: Korean Won in millions):

	December 31, 2016	December 31, 2017
Cash	2,113,739	2,009,363
Foreign currencies	742,340	617,155
Demand deposits	4,238,956	3,423,355
Fixed deposits	496,289	858,413

Total	7,591,324	6,908,286

(2) Significant transactions not involving cash inflows and outflows are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2016	2017
Changes in other comprehensive income (loss) due to valuation of AFS financial assets	12,586	(84,498)
Changes in other comprehensive income (loss) of investment in associates	(7,937)	612
Changes in other comprehensive income of foreign operations translation	28,712	(208,329)
Changes in other comprehensive income related to valuation of cash flow hedging	10,371	777
Changes in other comprehensive income due to remeasurement of the net defined benefit liability	34,162	10,497
Changes in investments in associates due to equity swap and others	—	51,227
Changes in investments in associates due to accounts transfer	(156,708)	(62,571)
Changes in unpaid dividends of hybrid equity securities	5,187	(10,658)

(3) Adjustments of liabilities from financing activities in current year are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2017
	January 1, 2017	Issuances	Redemption	Not involving cash inflows and outflows			December 31, 2017
				Foreign Exchange	Variation of gains on valuation of hedged items	Others
Borrowings	18,769,515	9,057,999	(12,692,882)	(350,429)	—	503	14,784,706
Debentures	23,565,449	18,438,221	(13,620,520)	(478,249)	(39,373)	4,123	27,869,651

Total	42,334,964	27,496,220	(26,313,402)	(828,678)	(39,373)	4,626	42,654,357

7. FINANCIAL ASSETS AT FAIR VALUE THRUGH PROFIT OR LOSS

(1) Financial assets at FVTPL are as follows (Unit: Korean Won in millions):

	December 31, 2016	December 31, 2017
Financial assets held for trading	5,633,724	5,820,787
Financial assets designated at FVTPL	17,000	22,290

Total	5,650,724	5,843,077

(2) Financial assets held for trading are as follows (Unit: Korean Won in millions):

	December 31, 2016	December 31, 2017
Deposits:
Deposits indexed to gold prices	26,180	25,972
Securities:
Debt securities
Korean treasury and government agencies	519,337	540,438
Financial institutions	1,444,459	1,476,498
Corporates	681,120	627,397
Equity securities	35,983	21,666
Beneficiary certificates	23,891	13,041
Loaned securities	4,459	—

Sub-total	2,709,249	2,679,040

Derivatives instruments assets	2,898,295	3,115,775

Total	5,633,724	5,820,787

(3) Financial assets designated at FVTPL as follows (Unit: Korean Won in millions):

	December 31, 2016	December 31, 2017
Debt securities	4,348	9,694
Equity securities	12,652	12,596

Total	17,000	22,290

8. AVAILABLE-FOR-SALE FINANCIAL ASSETS

Details of AFS financial assets are as follows (Unit: Korean Won in millions):

	As of December 31, 2016
	Amortized cost	Unrealized gains	Unrealized losses	Fair value
Debt securities:
Korean treasury and government agencies	3,778,688	13,700	(3,758)	3,788,630
Financial institutions	6,310,517	7,585	(3,904)	6,314,198
Corporates	4,336,195	93,957	(20,966)	4,409,186
Asset-backed securities	250,630	—	(1,427)	249,203
Bond denominated in foreign currencies	1,226,893	1,076	(16,105)	1,211,864
Other debt securities	73,360	1,871	(3)	75,228

Sub-total	15,976,283	118,189	(46,163)	16,048,309

Equity securities	1,034,299	420,038	(724)	1,453,613
Beneficiary certificates	2,802,847	40,405	(21,170)	2,822,082
Securities loaned	493,625	3,040	(3,086)	493,579

Total	20,307,054	581,672	(71,143)	20,817,583

	As of December 31, 2017
	Amortized cost	Unrealized gains	Unrealized losses	Fair value
Debt securities:
Korean treasury and government agencies	2,338,760	1,193	(9,386)	2,330,567
Financial institutions	5,225,921	1,504	(10,159)	5,217,266
Corporates	2,727,016	3,851	(5,635)	2,725,232
Asset-backed securities	309,518	—	(1,337)	308,181
Bond denominated in foreign currencies	2,449,954	3,100	(10,475)	2,442,579
Other debt securities	35,154	21	(12)	35,163

Sub-total	13,086,323	9,669	(37,004)	13,058,988

Equity securities	982,393	430,921	(2,236)	1,411,078
Beneficiary certificates	697,655	18,701	(3,728)	712,628
Securities loaned	169,988	664	(396)	170,256

Total	14,936,359	459,955	(43,364)	15,352,950

9. HELD-TO-MATURITY FINANCIAL ASSETS

Details of HTM financial assets are as follows (Unit: Korean Won in millions):

	As of December 31, 2016
	Amortized cost	Unrealized gains	Unrealized losses	Fair value
Korean treasury and government agencies	3,754,356	26,366	(6,391)	3,774,331
Financial institutions	5,168,487	9,236	(4,940)	5,172,783
Corporates	4,823,356	58,176	(7,093)	4,874,439
Bond denominated in foreign currencies	164,052	—	(428)	163,624

Total	13,910,251	93,778	(18,852)	13,985,177

	As of December 31, 2017
	Amortized cost	Unrealized gains	Unrealized losses	Fair value
Korean treasury and government agencies	3,994,857	6,944	(15,266)	3,986,535
Financial institutions	7,245,426	2,923	(15,067)	7,233,282
Corporates	5,311,970	12,367	(25,326)	5,299,011
Bond denominated in foreign currencies	197,043	832	(1,024)	196,851

Total	16,749,296	23,066	(56,683)	16,715,679

10. LOANS AND RECEIVABLES

(1) Details of loans and receivables are as follows (Unit: Korean Won in millions):

	December 31, 2016	December 31, 2017
Due from banks	14,815,476	8,868,378
Loans	235,400,585	251,523,301
Other receivables	8,176,572	6,714,525

Total	258,392,633	267,106,204

(2)	Details of due from banks are as follows (Unit: Korean Won in millions):

	December 31, 2016	December 31, 2017
Due from banks in local currency:
Due from the Bank of Korea	11,395,162	6,246,496
Due from the depository banks	3	30,003
Due from non-monetary financial institutions	9,811	150
Due from the Korea Exchange	1,625	50,000
Others	73,283	97,365
Allowance for credit losses	(2,798)	(1,541)

Sub-total	11,477,086	6,422,473

Due from banks in foreign currencies:
Due from banks on demand	877,636	794,353
Due from banks on time	1,684,631	972,915
Others	778,418	679,554
Allowance for credit losses	(2,295)	(917)

Sub-total	3,338,390	2,445,905

Total	14,815,476	8,868,378

(3) Details of restricted due from banks are as follows (Unit: Korean Won in millions):

Financial institution	Counterparty	December 31, 2016	Reason of restriction
Due from banks in local currency:
Due from the Bank of Korea	The Bank of Korea	11,395,162	Reserve deposits under BOK Act
Others	Samsung Investment & Securities Co., Ltd. and others	70,304	Reserve deposits of the futures, option and others

		11,465,466

Due from banks in foreign currencies:
Due from banks on demand	The Bank of Korea and others	854,612	Reserve deposits under BOK Act and others
Others	The People’s Bank of China and others	778,418	Reserve deposits and others

		1,633,030

		13,098,496

Financial institution	Counterparty	December 31, 2017	Reason of restriction
Due from banks in local currency:
Due from the Bank of Korea	The Bank of Korea	6,246,496	Reserve deposits under BOK Act
Others	the Korea Exchange and others	94,394	Central counter party KRW margin and others

		6,340,890

Due from banks in foreign currencies:
Due from banks on demand	The Bank of Korea and others	787,520	Reserve deposits under The BOK Act and others
Others	The People’s Bank of China and others	367,108	Reserve deposits and others

		1,154,628

		7,495,518

(4) Details of loans are as follows (Unit: Korean Won in millions):

	December 31, 2016	December 31, 2017
Loans in local currency	191,309,481	200,213,230
Loans in foreign currencies	14,101,839	13,147,888
Domestic banker’s letter of credit	3,754,030	2,516,907
Credit card accounts	6,673,765	6,827,295
Bills bought in foreign currencies	7,758,575	8,197,159
Bills bought in local currency	414,451	334,714
Factoring receivables	96,763	137,523
Advances for customers on guarantees	25,197	23,620
Privately placed bonds	328,405	362,319
Securitized loans	252,690	563,152
Call loans	2,985,077	3,003,455
Bonds purchased under resale agreements	8,854,753	16,859,064
Loan origination costs and fees	458,639	510,860
Others	251,635	607,325
Present value discount	(13,827)	(10,988)
Allowance for credit losses	(1,850,888)	(1,770,222)

Total	235,400,585	251,523,301

(5) Details of other receivables are as follows (Unit: Korean Won in millions):

	December 31, 2016	December 31, 2017
CMA accounts	190,000	135,000
Receivables	5,417,676	4,459,318
Accrued income	1,080,489	1,026,273
Telex and telephone subscription rights and refundable deposits	1,019,577	984,620
Other debtors	639,945	166,877
Allowance for credit losses	(171,115)	(57,563)

Total	8,176,572	6,714,525

(6) Changes in allowance for probable credit losses on loans and receivables are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2015
	Consumers	Corporates	Credit card	Others	Total
Beginning balance	(326,435)	(2,128,090)	(129,117)	(370,264)	(2,953,906)
Net provision	(103,166)	(744,416)	(180,563)	(83,994)	(1,112,139)
Recoveries of written-off loans	(29,219)	(198,089)	(34,207)	—	(261,515)
Charge-off	240,541	1,139,102	198,077	592	1,578,312
Sales of loans and receivables	2,518	138,055	—	866	141,439
Unwinding effect	12,514	99,854	—	—	112,368
Others	(186)	7,390	—	10,180	17,384

Ending balance	(203,433)	(1,686,194)	(145,810)	(442,620)	(2,478,057)

	For the year ended December 31, 2016
	Consumers	Corporates	Credit card	Others	Total
Beginning balance	(203,433)	(1,686,194)	(145,810)	(442,620)	(2,478,057)
Net provision	(73,356)	(536,359)	(207,730)	(73,318)	(890,763)
Recoveries of written-off loans	(53,679)	(192,183)	(44,393)	(19,233)	(309,488)
Charge-off	155,424	722,359	242,561	236,857	1,357,201
Sales of loans and receivables	2,055	113,177	—	91,800	207,032
Unwinding effect	10,319	66,901	—	—	77,220
Others	(1,188)	13,457	—	(2,510)	9,759

Ending balance	(163,858)	(1,498,842)	(155,372)	(209,024)	(2,027,096)

	For the year ended December 31, 2017
	Consumers	Corporates	Credit card	Others	Total
Beginning balance	(163,858)	(1,498,842)	(155,372)	(209,024)	(2,027,096)
Net provision	(131,275)	(539,222)	(203,968)	12,192	(862,273)
Recoveries of written-off loans	(45,060)	(84,413)	(51,366)	(68)	(180,907)
Charge-off	142,099	453,249	228,640	63,181	887,169
Sales of loans and receivables	898	65,145	—	29,186	95,229
Unwinding effect	8,643	36,548	—	—	45,191
Others	908	211,729	1	(193)	212,445

Ending balance	(187,645)	(1,355,806)	(182,065)	(104,726)	(1,830,242)

11.	THE FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

(1)	The fair value hierarchy

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

(2) Fair value hierarchy of financial assets and liabilities measured at fair value are as follows (Unit: Korean Won in millions):

	December 31, 2016
	Level 1(*1)	Level 2(*1)	Level 3(*2)	Total
Financial assets:
Financial assets held for trading
Deposits	26,180	—	—	26,180
Debt securities	370,636	2,274,280	—	2,644,916
Equity securities	35,983	—	—	35,983
Beneficiary certificates	—	23,891	—	23,891
Loaned securities	4,459	—	—	4,459
Derivative instrument assets	3,233	2,871,909	23,153	2,898,295

Sub-total	440,491	5,170,080	23,153	5,633,724

Financial assets designed at FVTPL
Debt securities	—	—	4,348	4,348
Equity securities	—	—	12,652	12,652

Sub-total	—	—	17,000	17,000

AFS financial assets
Debt securities	2,288,917	13,759,392	—	16,048,309
Equity securities	428,678	—	1,024,935	1,453,613
Beneficiary certificates	—	2,291,571	530,511	2,822,082
Loaned securities	391,279	102,300	—	493,579

Sub-total	3,108,874	16,153,263	1,555,446	20,817,583

Derivative assets	—	140,478	99	140,577

Total	3,549,365	21,463,821	1,595,698	26,608,884

Financial liabilities:
Financial liabilities held for trading
Deposits	26,501	—	—	26,501
Derivative liabilities	1,750	2,974,703	33,524	3,009,977

Sub-total	28,251	2,974,703	33,524	3,036,478

Financial liabilities designated at FVTPL
Equity-linked securities	—	197	673,709	673,906
Debentures	—	92,974	—	92,974

Sub-total	—	93,171	673,709	766,880

Derivative liabilities	—	7,221	—	7,221

Total	28,251	3,075,095	707,233	3,810,579

	December 31, 2017
	Level 1(*1)	Level 2(*1)	Level 3(*2)	Total
Financial assets:
Financial assets held for trading
Deposits	25,972	—	—	25,972
Debt securities	405,942	2,238,391	—	2,644,333
Equity securities	21,666	—	—	21,666
Beneficiary certificates	—	13,041	—	13,041
Derivative assets	1,021	3,093,272	21,482	3,115,775

Sub-total	454,601	5,344,704	21,482	5,820,787

Financial assets designated at FVTPL
Debt securities	—	—	9,694	9,694
Equity securities	—	—	12,596	12,596

Sub-total	—	—	22,290	22,290

AFS financial assets
Debt securities	2,710,172	10,348,815	—	13,058,987
Equity securities	399,214	—	1,011,864	1,411,078
Beneficiary certificates	—	68,722	643,906	712,628
Securities loaned	69,778	100,478	—	170,256

Sub-total	3,179,164	10,518,015	1,655,770	15,352,949

Derivative assets	—	59,272	—	59,272

Total	3,633,765	15,921,991	1,699,542	21,255,298

Financial liabilities:
Financial liabilities held for trading
Deposits	25,964	—	—	25,964
Derivative liabilities	2,613	3,126,585	20,951	3,150,149
Securities sold	—	—	—	—

Sub-total	28,577	3,126,585	20,951	3,176,113

Financial liabilities designated at FVTPL
Equity-linked securities	—	—	160,057	160,057
Debentures	—	91,739	—	91,739

Sub-total	—	91,739	160,057	251,796

Derivative liabilities	—	67,754	—	67,754

Total	28,577	3,286,078	181,008	3,495,663

(*1)	There was no transfers between level 1 and level 2 of financial assets and liabilities measured at fair value. The Group recognizes transfers between levels at the end of reporting period in which events have occurred or conditions have changed.
(*2)	Certain AFS financial assets were measured at cost as of December 31, 2016 and 2017, that are amounting to 43,202 million Won and 37,092 million Won, respectively. These unquoted equity instruments mostly represent minority investments in special purpose entity vehicles such as asset securitization structures. They are measured at cost because (a) observable inputs of financial information to measure fair value was not available to obtain, or (b) there is a significant variance in likely estimated cash flows or (c) the probabilities for the various estimated cash flows could not be measured reliably. In addition, there were no indicators of impairments in these investments and the Group has no intention to dispose these investments in the foreseeable future.

During the year, the Group disposed of certain financial assets which were carried at cost because they did not have quoted market prices in an active market and could not be reliably measured at fair value. The carrying amount and gain from disposal of these financial assets amounted to 1,266 million Won and 657 million Won for the year ended December 31, 2017, respectively.

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

Financial instruments are measured at fair value using a quoted market price in active markets. If there is no active market for a financial instrument, the Group determines the fair value using alternative assumptions and developing fair value measurement methods. Alternative assumptions and fair value measurement methods for each type of financial instruments are as follows:

	Fair value measurement methods	Input variables
Debt securities	The fair value is measured by discounting the projected cash flows of debt securities by applying the market discount rate that has been applied to a proxy company that has similar credit rating to the issuers of the securities.	Risk-free market rate, credit spread

Equity securities and Beneficiary certificates	Among DCF (Discounted Cash Flow) Model, FCFE (Free Cash Flow to Equity) Model, Comparable Company Analysis, Dividend Discount Model, Risk-adjusted Rate of Return Method, and Net Asset Value Method, more than one method is used given the characteristic of the subject of fair value measurement.	Risk-free market rate, market risk premium, Beta, etc.

Derivatives

The in-house developed model which is based on the models that are used by market participants in the valuation of general OTC derivative products, such as options, interest rate swaps, currency swap and currency forward that are based on inputs observable in the market.

However, for some complicated financial instruments of which valuation should be based on some assumptions since some significant or all inputs to be used in the model are not observable in the market, the in-house derived model which is developed from the general valuation models, such as Finite Difference Method (“FDM”) or Monte Carlo Simulation.

Risk-free market rate, forward rate, volatility, foreign exchange rate, stock prices, etc.

Equity-linked securities	The fair value of security linked to stock prices or derivatives is measured by the models such as DCF model, FDM, or Monte Carlo Simulation given the	Values of underlying assets, risk-free market rate, market rate, dividend and convenience yield, volatility, correlation

	Fair value measurement methods	Input variables
	natures of the securities or underlying assets.	coefficient, credit spread, and foreign exchange rate

Debentures	The fair value is measured by discounting the projected cash flows of a debenture by applying the market discount rate that is reflecting credit rating of the Group.	Risk-free market rate, forward rate

Valuation methods of financial assets and liabilities measured at fair value and classified into Level 3 and significant but unobservable inputs are as follows:

	Fair value measurement technique	Input variable	Range	Impact of changes in significant unobservable inputs on fair value measurement
Derivative assets	Option valuation model and others	Correlation coefficient	0.900~0.980	Variation of fair value increases as correlation coefficient increases.
		Volatility of underlying asset	12.1%~28.1%	Variation of fair value increases as volatility increases.
Derivative liabilities	Option valuation model and others	Correlation coefficient	0.900~0.980	Variation of fair value increases as correlation coefficient increases.
		Volatility of underlying asset	12.1%~28.1%	Variation of fair value increases as volatility increases.
Equity linked securities	Monte Carlo Simulation and others	Correlation coefficient	0.363~0.694

Equity linked securities’ variation of fair value increases if both volatility and correlation coefficient increase. However when correlation coefficient decreases, despite the increase in volatility, the variation of fair value of equity linked securities may decrease.

		Volatility of underlying asset	6.8%~58.9%
Equity securities and Beneficiary certificates	External appraisal value and others	Expected growth rate	0.0%~1.0%	Fair value increases as expected growth rate increases.
		Volatility of real estate sale price	0%	Fair value increases as sale price Increases
		Discount rate of lease cash flow and others	8.31%~8.54%	Fair value increases as discount rate of lease cash flow decreases

Fair value of financial assets and liabilities classified into level 3 is measured by the Group using its own valuation techniques or using external specialists. Unobservable inputs used in the fair value measurements are produced by the internal system of the Group and the appropriateness of inputs is reviewed regularly.

(3) Changes in financial assets and liabilities classified into level 3 are as follows (Unit: Korean Won in millions):

For the year ended December 31, 2015
January 1, 2015	Net Income (loss)(*1)	Other comprehensive income (loss)	Purchases/ Issuances	Disposals/ Settlements	Transfer to or from level 3(*2)	December 31, 2015
Financial assets:
Financial assets held for trading
Derivatives instruments assets(*5)	49,274	71,703	—	(8,166)	(33,156)	(979)	78,676

Sub-total	49,274	71,703	—	(8,166)	(33,156)	(979)	78,676

Financial assets designed at FVTPL
Equity-linked securities	6,066	—	—	—	(6,066)	—	—
Debt securities	—	(14)	—	1,000	—	—	986
Equity securities	10,567	1,042	—	—	—	—	11,609

Sub-total	16,633	1,028	—	1,000	(6,066)	—	12,595

AFS financial assets
Equity securities(*3)	1,031,918	(57,373)	105,290	105,930	(100,018)	(92,379)	993,368
Beneficiary certificates	355,694	3,905	(24,846)	121,613	(79,296)	—	377,070
Others	14,241	(7,064)	1,370	—	(3,239)	—	5,308

Sub-total	1,401,853	(60,532)	81,814	227,543	(182,553)	(92,379)	1,375,746

Derivative assets	11,946	7,375	—	—	(13,348)	—	5,973

Total	1,479,706	19,574	81,814	220,377	(235,123)	(93,358)	1,472,990

Financial liabilities:
Financial liabilities held for trading
Derivative liabilities(*5)	41,711	58,565	—	4,008	(24,475)	(1,202	)-	78,607
Financial liabilities designated at FVTPL
Equity-linked securities(*4)	361,993	(73,533)	—	764,005	(304,917)	(197)	747,351

Total	403,704	(14,968)	—	768,013	(329,392)	(1,399)	825,958

	For the year ended December 31, 2016
	January 1, 2016	Net Income (loss)(*1)	Other comprehensive income (loss)	Purchases/ Issuances	Disposals/ Settlements	Transfer to or from level 3(*2)	December 31, 2016
Financial assets:
Financial assets held for trading
Derivative instrument assets(*6)	78,676	(29,117)	—	13,640	(39,506)	(540)	23,153

Financial assets designed at FVTPL
Debt securities	986	(161)	—	4,509	(986)	—	4,348
Equity securities	11,609	1,043	—	—	—	—	12,652

Sub-total	12,595	882	—	4,509	(986)	—	17,000

AFS financial assets
Equity securities(*3)	993,368	(6,986)	57,323	205,749	(205,348)	(19,171)	1,024,935
Beneficiary certificates	377,070	(868)	5,794	174,024	(25,509)	—	530,511
Others	5,308	594	(643)	—	(5,259)	—	—

Sub-total	1,375,746	(7,260)	62,474	379,773	(236,116)	(19,171)	1,555,446

Derivative assets	5,973	3,877	—	—	(9,751)	—	99

Total	1,472,990	(31,618)	62,474	397,922	(286,359)	(19,711)	1,595,698

Financial liabilities:
Financial liabilities held for trading Derivative liabilities	78,607	(8,322)	—	1,155	(37,916)	—	33,524
Financial liabilities designated at FVTPL
Equity-linked securities	747,351	71,079	—	—	(144,721)	—	673,709

Total	825,958	62,757	—	1,155	(182,637)	—	707,233

	For the year ended December 31, 2017
	January 1, 2017	Net Income (loss)(*1)	Other comprehensive income	Purchases/ Issuances	Disposals/ Settlements	Transfer to or out of level 3(*2)	December 31, 2017
Financial assets:
Financial assets held for trading
Derivative assets	23,153	22,362	—	1,398	(25,431)	—	21,482

Financial assets designated at FVTPL
Debt securities	4,348	346	—	5,000	—	—	9,694
Equity securities	12,652	(56)	—	—	—	—	12,596

Sub-total	17,000	290	—	5,000	—	—	22,290

AFS financial assets
Equity securities	1,024,935	27,986	24,442	65,961	(131,460)	—	1,011,864
Beneficiary certificates	530,511	212	(4,321)	226,975	(109,471)	—	643,906

Sub-total	1,555,446	28,198	20,121	292,936	(240,931)	—	1,655,770

Derivative assets	99	329	—	—	(428)	—	—

Total	1,595,698	51,179	20,121	299,334	(266,790)	—	1,699,542

Financial liabilities:
Financial liabilities held for trading
Derivative liabilities	33,524	24,866	—	500	(37,939)	—	20,951

Financial liabilities designated at FVTPL
Equity-linked securities	673,709	112,015	—	—	(625,667)	—	160,057

Total	707,233	136,881	—	500	(663,606)	—	181,008

(*1)	From financial assets and liabilities classified as Level 3 that the Group holds as at the end of the year, losses of 2,854 million Won, 94,238 million Won and 34,621 million Won for the year ended December 31 2015, 2016 and 2017, respectively, were recognized in net gain (loss) on financial instruments at FVTPL and net gain (loss) on AFS financial assets in the comprehensive income statements.
(*2)	The Group recognizes transfers between levels at the end of reporting period within which events have occurred or conditions have changed.
(*3)	AFS financial assets were transferred out of level 1 to level 3 upon the change of the fair value measurement method of the assets by using market the external valuation specialists from previously using quoted prices in the active market, in the opposite case, they were transferred out of level 3 to level 1.
(*4)	Since the observable market data for equity-linked securities was available, such securities were transferred out of Level 3 into Level 2.
(*5)	As the variables used for the valuation of interest rate and equity related derivatives became observable in the market, such derivatives were transferred out of Level 3 to Level 2.
(*6)	As the variables used for the valuation of currency related derivatives became observable in the market, such derivatives were transferred out of Level 3 to Level 2.

4) Sensitivity analysis on the unobservable inputs used for measuring level 3 financial instruments.

The sensitivity analysis of the financial instruments has been performed by classifying with favorable and unfavorable changes based on how changes in unobservable assumptions would have effects on the fluctuations of financial instruments’ value. When the fair value of a financial instrument is affected by more than one unobservable assumption, the below table reflects the most favorable or the most unfavorable changes which resulted from varying the assumptions individually. The sensitivity analysis was performed for two types of level 3 financial instruments: (1) debt securities, equity securities, interest rate related derivatives, currency related derivatives, equity related derivatives, and equity-linked securities of which fair value changes are recognized as net income; (2) equity securities and beneficiary certificates of which fair value changes are recognized as other comprehensive income. Equity securities classified as level 3 but measured at costs are excluded from sensitivity analysis.

The following table shows the sensitivity analysis to disclose the effect of reasonably possible volatility on the fair value of a level 3 financial instruments for the years ended December 31, 2015, 2016 and 2017. (Unit: Korean Won in millions):

	For the year ended December 31, 2015
	Net income (loss)		Other comprehensive income (loss)
	Favorable	Unfavorable	Favorable	Unfavorable
Financial assets:
Financial assets held for trading
Derivatives instruments assets(*1)(*2)	10,674	(9,729)	—	—
Financial assets designed at FVTPL
Equity securities(*6)	793	(739)	—	—
AFS Financial Assets
Equity securities(*3)(*4)	—	—	37,648	(20,869)
Beneficiary certificates(*4)	—	—	4,102	(3,875)
Others(*5)	—	—	80	(80)

Total	11,467	(10,468)	41,830	(24,824)

Financial liabilities:
Financial liabilities held for trading
Derivative liabilities(*1)(*2)	13,469	(12,281)	—	—
Financial liabilities designated at FVTPL
Equity-linked securities(*1)	2,289	(2,247)	—	—

Total	15,758	(14,528)	—	—

	For the year ended December 31, 2016
	Net income (loss)		Other comprehensive income (loss)
	Favorable	Unfavorable	Favorable	Unfavorable
Financial assets:
Financial assets held for trading
Derivatives instruments assets(*1)(*2)	861	(2,248)	—	—
Financial assets designed at FVTPL
Debt securities(*6)	19	(18)	—	—
Equity securities(*6)	688	(639)	—	—
AFS Financial Assets
Equity securities(*3)(*4)	—	—	31,412	(18,551)
Beneficiary certificates(*4)	—	—	2,903	(2,571)

Total	1,568	(2,905)	34,315	(21,122)

Financial liabilities:
Financial liabilities held for trading
Derivative liabilities(*1)(*2)	4,892	(3,568)	—	—
Financial liabilities designated at FVTPL
Equity-linked securities(*1)	905	(857)	—	—

Total	5,797	(4,425)	—	—

	For the year ended December 31, 2017
	Net income (loss)		Other comprehensive income (loss)
	Favorable	Unfavorable	Favorable	Unfavorable
Financial assets:
Financial assets held for trading
Derivatives instruments assets(*1)(*2)	1,234	(526)	—	—
Financial assets designed at FVTPL
Debt securities(*6)	265	(309)	—	—
Equity securities(*6)	670	(624)	—	—
AFS Financial Assets
Equity securities(*3)(*4)	—	—	28,583	(15,246)
Beneficiary certificates(*4)	—	—	1,861	(1,857)

Total	2,169	(1,459)	30,444	(17,103)

Financial liabilities:
Financial liabilities held for trading
Derivative liabilities(*1)(*2)	5	(513)	—	—
Financial liabilities designated at FVTPL
Equity-linked securities(*1)	8	(7)	—	—

Total	13	(520)	—	—

(*1)	Fair value changes of equity related derivatives assets and liabilities and equity-linked securities are calculated by increasing or decreasing historical volatility of the stock price and correlation, which are major unobservable variables, by 10%, respectively. In the case of interest rate related derivative assets and liabilities, fair value changes are calculated by increasing or decreasing the volatility of interest rate, which are major unobservable variables, by 10%, respectively.
(*2)	Both derivative assets and liabilities for held for trading and hedging are included.
(*3)	Fair value changes of equity securities are calculated by increasing or decreasing growth rate (0~1%) and discount rate or liquidation value (-1~1%) and discount rate. The growth rate, discount rate, and liquidation value are major unobservable variables.
(*4)	Among the equity securities, whereas the sensitivity analysis of the capital contributions and beneficiary certificates is not possible in practice, fair value changes of such securities whose major unobservable variables are composed of the real estate are calculated by increasing or decreasing price fluctuation of real estate which is underlying assets and discount rate by 1%.
(*5)	Fair value changes of other securities are calculated by increasing or decreasing price fluctuation of trust property or real estate which is underlying assets and discount rate by 1%. The prices of trust property and real estates and discount rate are major unobservable variables.
(*6)	Fair value changes are measured by increasing or decreasing the discount rate by 10%, which is major unobservable variable, respectively.

(5) Fair value and carrying amount of financial assets and liabilities that are recorded at amortized cost are as follows (Unit: Korean Won in millions):

	As of December 31, 2016
	Fair value				Book value
	Level 1	Level 2	Level 3	Total
Financial assets:
Held-to-maturity financial assets	741,880	13,243,297	—	13,985,177	13,910,251
Loans and receivables	—	—	259,565,952	259,565,952	258,392,633
Financial liabilities:
Deposits due to customers	—	221,001,466	—	221,001,466	221,020,411
Borrowings	—	18,785,325	—	18,785,325	18,769,515
Debentures	—	24,004,668	—	24,004,668	23,565,449
Other financial liabilities	—	21,984,171	—	21,984,171	21,985,086

	As of December 31, 2017
	Fair value				Book value
	Level 1	Level 2	Level 3	Total
Financial assets:
Held-to-maturity financial assets	1,206,292	15,509,387	—	16,715,679	16,749,296
Loans and receivables	—	—	265,570,649	265,570,649	267,106,204
Financial liabilities:
Deposits due to customers	—	234,682,775	—	234,682,775	234,695,084
Borrowings	—	14,754,506	—	14,754,506	14,784,706
Debentures	—	27,889,781	—	27,889,781	27,869,651
Other financial liabilities	—	13,890,789	—	13,890,789	13,892,461

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

	Fair value measurement technique	Input variables
Debt securities	The fair value is measured by discounting the projected cash flows of debt securities by applying the market discount rate that has been applied to a proxy company that has similar credit rating to the issuers of the securities.	Risk-free market rate and credit spread

Loans and receivables	The fair value is measured by discounting the projected cash flows of loan products by applying the market discount rate that has been applied to a proxy company that has similar credit rating to the debtor.	Risk-free market rate, credit spread and prepayment-rate

Deposit due to customers, borrowings, debentures, and other financial liabilities	The fair value is measured by discounting the projected cash flows of debt products by applying the market discount rate that is reflecting credit rating of the Group.	Risk-free market rate and forward rate

12. DERECOGNITION AND OFFSET OF FINANCIAL INSTRUMENTS

(1) Derecognition of financial assets

1)	The book value, fair value of, and maximum exposure to loss from the financial assets that were derecognized from the consolidated financial statements of the Group through disposals, but the Group still have continuous involvements are given as below:

2016
	As of December 31					For the year ended December 31
	Classification	Carrying amount of Continuing involvement		Fair value amount of Continuing involvement		Maximum exposure to loss	Gain(loss) recognized in the year	Accumulated Gain(loss) recognized
		Asset	Liability	Asset	Liability
Conditional disposal of loans to KAMCO(*)	Off-balance item	—	—	—	—	701	—	—

2017
	As of December 31					For the year ended December 31
	Classification	Carrying amount of Continuing involvement		Fair value amount of Continuing involvement		Maximum exposure to loss	Gain(loss) recognized in the year	Accumulated Gain(loss) recognized
		Asset	Liability	Asset	Liability
Conditional disposal of loans to KAMCO(*)	Off-balance item	—	—	—	—	—	—	—

(*)	KAMCO is still in the process of collecting cash flows related to the transferred assets and the maximum exposure to loss represents the carrying amounts of the assets at the date when they were transferred to KAMCO. Under previous Korea Generally Accepted Accounting Principles (K-GAAP), the Group derecognized the transferred assets although the Group retains and continues to retain substantially all such risks and rewards and according to the transition exemptions in IFRS 1 “First-time adoption of International Financial Reporting Standard”, the Group did not reassess the derecognition criteria for these transfers. As the process of collecting cash flows is completed, there is no financial instruments that qualify for derecognition but the Group still has continuous involvement as of December 31, 2017.

2)	Transferred financial assets that are not derecognized in their entirety

a)	Disposal of securities under repurchase agreement

The financial instruments that were disposed but the Group agreed to repurchase at the fixed amounts at the same time, so that they did not meet the conditions of derecognition, are as follows:

		December 31, 2016	December 31, 2017
Assets transferred	AFS financial assets	2,546,683	9,998
	HTM financial assets	7,133	5,436

	Total	2,553,816	15,434

Related liabilities	Bonds sold under repurchase agreements	2,004,905	3,173

b)	Loaned securities

When the Group loans its securities to outside parties, the legal ownerships of the securities are transferred, however, they should be returned at the end of lending period therefore the Group does not derecognize them from the consolidated financial statements as it owns majority of risks and benefits from the securities continuously regardless of the transfer of legal ownership.

		December 31, 2016	December 31, 2017	Loaned to
Financial assets at FVTPL	Equity securities- listed stock	4,459	—	Samsung Securities Co., Ltd. and others
AFS financial assets	Korean treasury and government agencies bonds	493,579	170,256	Korea Securities Depository and others

	Total	498,038	170,256

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

As at the end of reporting periods, the financial instruments to be set off and may be covered by master netting agreements and similar agreements are given as below:

	December 31, 2016
	Gross amounts of recognized financial assets	Gross amounts of recognized financial liabilities set off	Net amounts of financial assets presented	Related amounts not set off in the statement of financial position		Net amounts
				Offsetting agreement	Cash collateral received
Financial assets:
Derivative assets and others(*1)	2,962,969	8,442	2,954,527	6,546,232	69,834	1,016,550
Receivable spot exchange(*2)	4,678,089	—	4,678,089
Bonds purchased under resale agreements(*2)	8,854,753	—	8,854,753	8,854,753	—	—
Domestic exchanges receivable(*2)(*5)	31,456,123	30,883,281	572,842	—	—	572,842

Total	47,951,934	30,891,723	17,060,211	15,400,985	69,834	1,589,392

	December 31, 2016
	Gross amounts of recognized financial liabilities	Gross amounts of recognized financial assets set off	Net amounts of financial liabilities presented	Related amounts not set off in the statement of financial position		Net amounts
				Offsetting agreement	Cash collateral pledged
Financial liabilities:
Derivative liabilities and others(*1)	3,467,374	8,442	3,458,932	6,695,062	105,270	1,341,375
Payable spot exchange(*3)	4,682,775	—	4,682,775
Bonds sold under repurchase agreements(*4)	2,004,905	—	2,004,905	2,004,905	—	—
Domestic exchanges payable(*3)(*5)	39,345,524	30,883,281	8,462,243	6,161,151	—	2,301,092

Total	49,500,578	30,891,723	18,608,855	14,861,118	105,270	3,642,467

	December 31, 2017
	Gross amounts of recognized financial assets	Gross amounts of recognized financial assets set off	Net amounts of financial assets presented	Related amounts not set off in the consolidated statement of financial position		Net amounts
				Netting agreements and others	Cash collateral received
Financial assets:
Derivative assets and others(*1)	2,992,476	1,710	2,990,766	5,787,448	174,415	796,629
Receivable spot exchange(*2)	3,767,726	—	3,767,726
Bonds purchased under resale agreements(*2)	16,859,064	—	16,859,064	16,859,064	—	—
Domestic exchanges receivable(*2)(*5)	39,050,227	38,985,354	64,873	—	—	64,873

Total	62,669,493	38,987,064	23,682,429	22,646,512	174,415	861,502

	December 31, 2017
	Gross amounts of recognized financial liabilities	Gross amounts of recognized financial liabilities set off	Net amounts of financial liabilities presented	Related amounts not set off in the consolidated statement of financial position		Net amounts
				Netting agreements and others	Cash collateral pledged
Financial liabilities:
Derivative liabilities and others(*1)	3,160,217	1,710	3,158,507	5,866,682	157,750	857,961
Payable spot exchange(*3)	3,723,886	—	3,723,886
Bonds sold under repurchase agreements(*4)	3,173	—	3,173	3,173	—	—
Domestic exchanges payable(*3)(*5)	40,284,515	38,985,354	1,299,161	1,293,931	—	5,230

Total	47,171,791	38,987,064	8,184,727	7,163,786	157,750	863,191

(*1)	Others include derivatives held for trading, derivatives for hedging and equity linked securities related to derivatives.
(*2)	Items are included in loans and receivables.
(*3)	Items are included in other financial liabilities.
(*4)	Items are included in borrowings.
(*5)	Certain financial assets and liabilities are presented as offset.

13. INVESTMENTS IN JOINT VENTURES AND ASSOCIATES

(1)	Investments in joint ventures and associates accounted for using the equity method of accounting are as follows (Unit: Korean Won in millions):

		Percentage of ownership (%)		Financial statement used as of
Investors and investees	Main business	December 31, 2016	December 31, 2017
Woori Bank and Woori Private Equity Asset Management Co., Ltd.:
Woori Blackstone Korea Opportunity No.1 Private Equity Fund(*19)	Other finance business	26.4	—	—
Woori Bank:
Kumho Tire Co., Inc.(*1)(*2)	Manufacturing	14.2	14.2	September 30(*3)
Woori Service Networks Co., Ltd.(*4)	Freight & staffing services	4.9	4.9	November 30(*3)
Korea Credit Bureau Co., Ltd.(*5)	Credit information	9.9	9.9	December 31
Korea Finance Security Co., Ltd.(*4)	Security service	15.0	15.0	November 30(*3)
Chin Hung International Inc.(*2)(*9)	Construction	28.4	25.3	November 30(*3)
Poonglim Industrial Co., Ltd.(*6)(*12)(*14)	Construction	31.0	29.4	September 30(*3)
STX Engine Co., Ltd.(*1)(*2)(*20)	Manufacturing	29.2	29.2	—
Samho International Co., Ltd.(*2)(*18)	Construction	7.8	—	—
Force TEC Co., Ltd.(*6)(*15)	Freight & staffing services	34.4	—	—
STX Corporation(*1)(*2)(*6)(*13)	Wholesale of non-specialized goods	9.5	19.7	September 30(*3)
Saman Corporation(*5)	General construction Technology service	9.2	9.2	September 30(*3)
Dongwoo C & C Co., Ltd.(*6)	Construction	23.2	23.2	—
SJCO Co., Ltd.(*6)	Aggregate transportation and wholesale	26.5	26.5	—
G2 Collection Co., Ltd.(*6)	Wholesale and retail sales	28.9	28.9	—
The Base Enterprise Co., Ltd.(*6)	Manufacturing	48.4	48.4	—
Heungjiwon Co., Ltd.(*6)(*17)	Other printing	27.8	—	—
Kyesan Engineering Co., Ltd.(*6)	Construction	23.2	23.2	—
Good Software Lap Co., Ltd.(*6)	Service	28.9	28.9	—
Wongwang Co., Ltd.(*6)	Wholesale and real estate	29.0	29.0	—
Sejin Construction Co., Ltd.(*6)	Construction	29.6	29.6	—
Deokwon Food Co., Ltd.(*6)(*17)	Poultry processing and storage	27.3	—	—
QTS Shipping Co., Ltd.(*6)	Complex transportation brokerage	49.4	49.4	—
DAEA SNC Co., Ltd.(*6)	Wholesale and retail sales	24.0	24.0	—
ARES-TECH Co., Ltd.(*6)	Electronic component manufacturing	23.4	23.4	—
Reading Doctors Co., Ltd.(*6)(*10)	Other service business	—	35.4	—
PREXCO Co., Ltd.(*6)(*10)	Manufacturing	—	28.1	—
Hyunwoo International Co., Ltd.(*6)(*10)	Manufacturing	—	25.9	—
Jiwon Plating Co., Ltd.(*6)(*16)	Plating	—	20.5	—
Cultizm Korea LTD Co., Ltd.(*6)(*16)	Wholesale and retail sales	—	31.3	—

		Percentage of ownership (%)		Financial statement used as of
Investors and investees	Main business	December 31, 2016	December 31, 2017
Gil Co.,Ltd.(*6)(*16)	Manufacturing	—	26.1	—
NK Eng Co., Ltd.(*6)(*10)	Manufacturing	—	23.1	—
Woori Growth Partnerships New Technology Private Equity Fund	Other financial business	23.1	23.1	December 31
2016KIF-IMM Woori Bank Technology Venture Fund	Other financial business	20.0	20.0	December 31
K BANK Co., Ltd.(*5)	Finance	13.0	13.8	November 30(*3)
Smart Private Equity Fund No.2(*11)	Other financial business	—	20.0	December 31
Woori Bank-Company K Korea Movie Asset Fund(*11)	Other financial business	—	25.0	December 31
Well to Sea No. 3 Private Equity Fund(*11)	Finance	—	50.0	September 30(*3)
Woori Private Equity Fund:
Woori Renaissance Holdings(*7)	Other financial business	51.6	—	—
Woori Private Equity Asset Management Co., Ltd.,:
Woori Columbus 1st Private Equity Fund(*8)	Other financial business	2.0	—	—
Woori Investment Bank Co., Ltd.
Nomura-Rifa Private Real Estate Investment Trust No.17(*11)	Other financial business	—	25.0	December 31

(*1)	The Group has significant influence on these entities through its position in the creditors’ council which is the decision making body regarding to financial and operational policies of associates.
(*2)	The investments in associates that have quoted market prices are Kumho Tire Co., Ltd. (current period: 4,425 Korean Won, previous year: 8,480 Korean Won), Chin Hung International Inc. (current period: 1,915 Korean Won, previous year: 2,090 Korean Won), STX Engine Co., Ltd. (current period: 9,150 Korean Won, previous year: 6,630 Korean Won), Samho International Co., Ltd. (previous year: 16,900 Korean Won), STX Corporation. (previous year: 1,660 Korean Won).
(*3)	The significant transactions and events between the end of reporting period of the associates and the Group have been properly incorporated.
(*4)	Most of the significant business transactions of associates are with the Group as of December 31, 2016 and 2017.
(*5)	The Group can participate in decision-making body and exercise significant influence over associates through business partnerships.
(*6)	The carrying values of investments in Force TEC Co., Ltd., STX Corporation and Deokwon Food Co., Ltd. are nil as of December 31, 2016 and those of investments in Reading Doctors Co., Ltd., PREXCO Co., Ltd., Hyunwoo International Co., Ltd., Jiwon Plating Co., Ltd., Cultizm Korea LTD Co., Ltd., Gil Co., Ltd. and NK Eng Co., Ltd. are nil as of December 31, 2017. Furthermore, those of investments in Poonglim Industrial Co., Ltd., Dongwoo C&C Co., Ltd., SJCO Co., Ltd., G2 collection Co., Ltd., The Base Enterprise Co., Ltd., Heungjiwon Co., Ltd., Kyesan Engineering Co., Ltd., Good Software Lab Co., Ltd., Wongwang Co., Ltd., Sejin Construction Co., Ltd., QTS Shipping Co., Ltd., DAEA SNC Co., Ltd. and ARES-TECH Co., Ltd. are nil as of both December 31, 2016 and 2017.
(*7)	The Group owns over 50% ownership as of December 31, 2016. However, the investment in this entity was accounted for using equity method as the ownership and related contracts meet the definition of joint arrangement under IFRS 11 Joint Arrangements. As of December 31, 2017 the entity has been excluded from the range of associates as liquidated.
(*8)

As a general partner of Woori Columbus 1st Private Equity Fund, the Group had significant influence over the entity’s operational and financial policy making process, including participating in making decision of dividend or other distribution. As such, the investment in this entity was accounted for using equity method as of December 31, 2016. The Woori Columbus 1st Private Equity Fund has been removed from the list of associated companies as it was liquidated during the current period.
(*9)	Due to consolidation of stocks and debt-equity swap, the Group’s number of holding shares and ownership ratio have decreased.
(*10)	Even though the Group’s ownership ratio of the entity was more than 20% as of December 31, 2016, the Group did not have significant influence over the entity due to the fact that the entity was going through workout process under receivership, and thus the entity was excluded from the investment in associates. However, as the workout process was completed during the years ended December 31, 2017, it has been included in the investment in associates.
(*11)	Due to capital contribution by the Group during the years ended December 31, 2017, the entities were included in the investment in associates.
(*12)	The Group has sold a part of shares of the associates so the number of shares holding has decreased during the years ended December 31, 2017.
(*13)	Due to debt-equity swap capital stock, the Group ownership ratio has increased during the years ended December 31, 2017.
(*14)	As the carrying amounts of certain investments in associates had been reduced to zero, the Group discontinued the use of the equity method in accounting for those investments, and unrecognized losses due to the restricted application of equity method amount to 612 million Won and 16,344 million Won as of December 31, 2016 and 2017, respectively.
(*15)	Not in scope for the associates, because the Group does not have significant influence over the entity due to the fact that it is going through workout process under receivership as of December 31, 2017.
(*16)	Due to debt-equity swap, the entity was included in the investment in associates during the years ended December 31, 2017.
(*17)	As the Group sold its entire ownership interest of the entities, it was exclude from the investment in associates during the years ended December 31, 2017.
(*18)	The entity was sold after it was transferred to assets held for sale and was excluded from the investment in associates.
(*19)	It has been removed from the list of associated companies as it was liquidated during the current period.
(*20)	The shares of STX Engine Co., Ltd. owned by the Group were reclassified as assets held for sale, as the creditor financial institutions committee entered into a contract with UAMCO.,Ltd during the current period to sell STX Engine Co., Ltd. shares.

(2)	Changes in the carrying value of investments in joint ventures and associates accounted for using the equity method of accounting are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2015
	Acquisition cost	January 1, 2015	Share of profits (losses)	Acquisi- tion(*3)	Disposal and others	Dividends	Change in Capital	Impairment	Other changes	December 31, 2015
Woori Blackstone Korea Opportunity Private Equity Fund No.1	81,608	100,436	9,266	—	(37,367)	(16,291)	—	—	—	56,044
Kumho Tire Co., Inc.	175,652	224,829	(11,979)	—	—	—	1,201	—	—	214,051
Woori Service Networks Co., Ltd.	108	130	21	—	—	(12)	—	—	—	139
Korea Credit Bureau Co., Ltd.	2,215	3,378	335	1,098	—	—	480	—	—	5,291
Korea Finance Security Co., Ltd.	3,337	4,272	(425)	—	(81)	(55)	—	—	—	3,711
United PF 1st Corporate financial stability	191,617	203,418	3,350	—	(19,176)	—	—	—	—	187,592
Chin Hung International Inc.	60,275	28,491	(14,489)	29,451	—	—	482	—	—	43,935
Poonglim Industrial Co., Ltd.	13,917	—	10,643	—	—	—	(1)	(22,472)	17,143	5,313
STX Engine Co., Ltd.	47,008	2,293	(3,901)	45,030	—	—	1,823	—	6,031	51,276
Samho Co., Ltd.	7,492	11,257	3,012	—	—	—	56	—	—	14,325
STX Corporation	42,215	14,347	(10,673)	—	—	—	559	—	18	4,251
Osung LST Co., Ltd.	15,405	18,482	(4,322)	—	—	—	4	(33,839)	30,660	10,985
Saman Corporation	8,521	—	—	8,521	—	—	—	—	—	8,521
Phoenix Digital Tech Co., Ltd.	1,334	—	1,610	—	(1,610)	—	—	—	—	—
Woori Renaissance Holdings	63,000	36,019	3,518	—	—	(2,416)	—	—	—	37,121
Woori Columbus First PEF	1,200	1,084	222	—	—	—	—	—	—	1,306

Total	714,904	648,436	(13,812)	84,100	(58,234)	(18,774)	4,604	(56,311)	53,852	643,861

	For the year ended December 31, 2016
	Acquisition cost	January 1, 2016	Share of profits (losses)	Acquisi- tion(*1)	Disposal and others(*2)	Dividends	Change in Capital	Impairment	December 31, 2016
Woori Blackstone Korea Opportunity Private Equity Fund No.1	43,917	56,044	10,093	—	(37,036)	(13,812)	—	—	15,289
Kumho Tire Co., Inc.	175,652	214,050	(13,172)	—	—	—	(546)	—	200,332
Woori Service Networks Co., Ltd.	108	139	18	—	—	(12)	—	—	145
Korea Credit Bureau Co., Ltd.	3,313	5,291	436	—	—	(135)	—	—	5,592
Korea Finance Security Co., Ltd.	3,266	3,711	(281)	—	—	(54)	—	—	3,376
United PF 1st Corporate financial stability	172,441	187,592	3,265	—	(190,857)	—	—	—	—
Chin Hung International Inc.	89,725	43,936	(996)	—	—	—	92	—	43,032
Poonglim Industrial Co., Ltd.	13,916	5,313	(2,378)	—	—	—	(2,935)	—	—
STX Engine Co., Ltd.	92,038	51,276	(6,665)	—	—	—	(1,575)	—	43,036
Samho Co., Ltd.	7,492	14,325	5,392	—	—	—	12	—	19,729
STX Corporation	42,215	4,251	(4,222)	—	—	—	(29)	—	—
Osung LST Co., Ltd.	15,405	10,985	(2,903)	—	(6,909)	—	—	(1,173)	—
Saman Corporation	8,521	8,521	252	—	—	—	(74)	—	8,699
K-Growth crowd 2step Fund	800	—	(13)	800	(787)	—	—	—	—
Woori Growth Partnerships New Technology Private Equity Fund	13,602	—	(640)	13,602	—	—	156	—	13,118
2016KIF-IMM Woori Bank Technology Venture Fund	1,800	—	—	1,800	—	—	—	—	1,800
K BANK Co.,Ltd.	32,500	—	(1,589)	32,500	—	—	(469)	—	30,442
Woori Renaissance Holdings	63,000	37,121	17,303	—	—	(2)	—	—	54,422
Woori Columbus First PEF	1,200	1,306	(43)	—	(1,065)	(198)	—	—	—

Total	780,911	643,861	3,857	48,702	(236,654)	(14,213)	(5,368)	(1,173)	439,012

	For the year ended December 31, 2017
	Acquisition cost	January 1, 2017	Share of profits (losses)	Acquisi- tion(*4)	Disposal and others(*5)	Dividends	Change in capital	Impairment	Others(*4)	December 31, 2017
Woori Blackstone Korea Opportunity No.1 Private Equity Fund	—	15,289	(4,617)	—	(7,369)	(3,303)	—	—	—	—
Kumho Tire Co., Inc.	175,652	200,332	(102)	—	—	—	1,545	(102,842)	—	98,933
Woori Service Networks Co., Ltd.	108	145	21	—	—	(8)	—	—	—	158
Korea Credit Bureau Co., Ltd.	3,313	5,592	371	—	—	(147)	—	—	—	5,816
Korea Finance Security Co., Ltd.	3,266	3,376	197	—	—	(54)	—	—	—	3,519
Chin Hung International Inc.	89,725	43,032	(14,375)	41,053	—	—	1,535	—	(26,144)	45,101
Poonglim Industrial Co., Ltd.	13,916	—	(6,733)	—	—	—	—	—	6,733	—
STX Engine Co., Ltd.	92,038	43,036	(1,010)	—	(46,217)	—	4,191	—	—	—
Samho Co., Ltd.	7,492	19,729	2,021	—	(16,354)	—	(73)	(5,323)	—	—
STX Corporation	42,215	—	(29,788)	8,546	—	—	417	—	27,772	6,947
Saman Corporation	8,521	8,699	(733)	—	—	—	26	(6,738)	—	1,254
Woori Growth Partnerships New Technology Private Equity Fund	13,602	13,118	(582)	15,729	(498)	—	(156)	—	—	27,611
2016KIF-IMM Woori Bank Technology Venture Fund	1,800	1,800	—	5,040	—	—	—	—	—	6,840
K BANK Co., Ltd.	32,500	30,442	(11,381)	12,892	—	—	(245)	—	27	31,735
Smart Private Equity Fund No.2	3,000	—	(68)	3,000	—	—	—	—	—	2,932
Woori Bank-Company K Korea Movie Asset Fund	1,500	—	(43)	3,000	—	—	—	—	—	2,957
Well to Sea No.3 Private Equity Fund	102,500	—	80,894	102,500	(508)	—	(577)	—	—	182,309
Woori Renaissance Holdings	—	54,422	(622)	—	—	(57,109)	—	—	3,309	—
Nomura-Rifa Private Real Estate Investment Trust No.17	1,000	—	(61)	1,000	—	—	—	—	—	939

	592,148	439,012	13,389	192,760	(70,946)	(60,621)	6,663	(114,903)	11,697	417,051

(*1)	AFS financial assets decreased by 5,421 million Won due to transfers to investments in associates during the year ended December 31, 2016.
(*2)	The transfers from investments in associates to AFS financial assets amounted to 155,220 million Won and the transfers from investments in associates to assets held for sale amounted to 6,909 million Won during the year ended December 31, 2016.
(*3)	Investments in associates increased by 83,002 million Won due to transfers between accounts, such as loan-equity swap occurred during the year ended December 31, 2015.
(*4)	Changes in investments in joint ventures and associates due to debt-equity swap is 51,227 million Won during the year ended December 31, 2017.
(*5)	The Investments in Associates reclassified as assets held for sale amount to 62,571 million Won, of which 16,354 million Won was disposed of during the year ended December 31, 2017.

(3)	Financial information relating to investments in joint ventures and associates accounted for using the equity method of accounting is as follows (Unit: Korean Won in millions):

	December 31, 2016
	Assets	Liabilities	Operating revenue	Net income (loss)
Woori Blackstone Korea Opportunity No.1 Private Equity Fund	57,971	427	75,084	38,226
Kumho Tire Co., Inc.	5,079,740	3,914,306	2,156,667	(53,328)
Woori Service Networks Co., Ltd.	4,722	1,782	14,875	801
Korea Credit Bureau Co., Ltd.	71,245	17,322	59,868	3,517
Korea Finance Security Co., Ltd.	32,262	9,759	52,657	700
Chin Hung International Inc.	421,710	354,995	578,640	794
Poonglim Industrial Co., Ltd.	304,718	323,765	156,770	(15,135)
STX Engine Co., Ltd.	865,265	769,481	372,295	(22,978)
Samho Co., Ltd.	740,786	489,130	909,927	68,077
STX Corporation	781,622	1,087,469	1,252,968	(378,782)
Saman Corporation	83,380	47,175	72,850	2,746
Woori Growth Partnerships New Technology Private Equity Fund	57,339	493	37	(2,177)
2016KIF-IMM Woori Bank Technology Venture Fund	9,005	254	5	(250)
K BANK Co., Ltd.	239,806	5,633	2,927	(12,222)
Woori Renaissance Holdings Inc.	127,411	26,703	37,206	33,508
Woori Columbus 1st Private Equity Fund	811	506	3,764	(450)

	December 31, 2017
	Assets	Liabilities	Operating revenue	Net income (loss)
Kumho Tire Co., Inc.	5,105,107	3,928,327	2,136,569	(61,748)
Woori Service Networks Co., Ltd.	4,982	1,780	14,887	1,003
Korea Credit Bureau Co., Ltd.	75,504	19,323	68,750	3,580
Korea Finance Security Co., Ltd.	33,915	10,461	55,610	1,071
Chin Hung International Inc.	341,284	259,454	513,285	28,698
Poonglim Industrial Co., Ltd.	241,063	309,925	107,360	(29,812)
STX Corporation	595,348	543,458	1,371,272	342,869
Saman Corporation	98,435	69,929	76,135	(6,096)
Woori Growth Partnerships New Technology Private Equity Fund	120,133	485	1,024	(3,199)
2016KIF-IMM Woori Bank Technology Venture Fund	32,815	380	6	(1,515)
K BANK Co., Ltd.	1,244,270	1,001,121	19,231	(74,403)
Smart Private Equity Fund No.2	14,711	51	1	(340)
Woori Bank-Company K Korea Movie Asset Fund	11,830	2	16	(172)
Well to Sea No.3 Private Equity Fund	5,068,424	4,534,957	131,488	162,743
Nomura-Rifa Private Real Estate Investment Trust No.17	20,265	16,507	62	(242)

(4)	The entities that the Group has not applied equity method of accounting although the Group’s ownership ratio is more than 20% as of December 31, 2016 and 2017, are as follows:

	As of December 31, 2016
	Number of shares owned	Ownership (%)
Orient Shipyard Co., Ltd.(*)	465,050	23.0%
Saenuel Co., Ltd.(*)	3,531	37.4%
E Mirae Tech Co., Ltd.(*)	7,696	41.0%
Jehin Trading Co., Ltd.(*)	81,610	27.3%
NK Eng Co., Ltd.(*)	697,033	23.1%
The season Co., Ltd.(*)	18,187	30.1%
Yuil PESC Co., Ltd.(*)	8,642	24.0%
Youngdong Sea Food Co., Ltd.(*)	12,106	24.0%
Sinseong Trading Co., Ltd.(*)	2,584	27.2%
Reading Doctors Co., Ltd.(*)	7,398	35.4%
PREXCO Co., Ltd.(*)	919,972	28.1%
Hyunwoo International Co., Ltd.(*)	59,873	25.9%

	As of December 31, 2017
	Number of shares owned	Ownership (%)
Orient Shipyard Co., Ltd.(*)	465,050	21.4%
Saenuel Co., Ltd.(*)	3,531	37.4%
E Mirae Tech Co., Ltd.(*)	7,696	41.0%
Jehin Trading Co., Ltd.(*)	81,610	27.3%
The season Co., Ltd.(*)	18,187	30.1%
Yuil PESC Co., Ltd.(*)	8,642	24.0%
Youngdong Sea Food Co., Ltd.(*)	12,106	24.0%
Sinseong Trading Co., Ltd.(*)	2,584	27.2%
CL Tech Co., Ltd.(*)	13,759	38.6%
Force TEC Co., Ltd.(*)	4,780,907	25.8%
Protronics Co., Ltd.(*)	95,921	48.1%
Instern Co., Ltd.(*)	14,296	20.1%

(*)	Even though the Group’s ownership interest of the entity is more than 20%, the Group does not have significant influence over the entity since it is going through work-out process under receivership, thus it is excluded from the investment in associates.

(5)	As of December 31, 2015, 2016 and 2017, the reconciliations from the net assets of associates based on the ownership ratio of the Group to its corresponding book value of investment in joint ventures and associates are as follows (Unit: Korean Won in millions except for ownership):

	As of December 31, 2015
	Total net asset	Ownership (%)	Net assets of associates (or joint ventures)	cost-book value differential(*1)	Impairment	Intercompany transaction and others	Book value
Woori Blackstone Korea Opportunity Private Equity Fund No.1	211,757	26.4	55,900	—	—	144	56,044
Kumho Tire Co., Inc.(*2)	1,152,161	14.2	163,042	48,459	—	2,549	214,050
Woori Service Networks Co., Ltd.	2,805	4.9	139	—	—	—	139
Korea Credit Bureau	50,884	9.9	5,043	248	—	—	5,291
Korea Finance Security Co., Ltd.	24,738	15.0	3,711	—	—	—	3,711
United PF 1st Corporate financial stability	1,057,935	17.7	187,538	—	—	54	187,592
Chin Hung International Inc.(*2)	68,132	28.4	19,374	24,566	—	(4)	43,936
Poonglim Industrial Co., Ltd.(*2)	(58,065)	30.7	(17,837)	45,622	(22,472)	—	5,313
STX Engine Co., Ltd.(*2)	123,969	29.2	36,230	14,927	—	119	51,276
SamHo Co., Ltd.	182,730	7.8	14,325	—	—	—	14,325
STX Corporation	50,421	15.0	7,552	24,610	(28,370)	459	4,251
Osung LST Co., Ltd.	82,878	11.1	9,238	35,597	(33,839)	(11)	10,985
Saman Corporation	31,636	9.2	2,911	5,610	—	—	8,521
Woori Renaissance Holdings	67,203	51.6	34,677	—	(6,441)	8,885	37,121
Woori Columbus First PEF	67,904	1.9	1,304	6	—	(4)	1,306

	As of December 31, 2016
	Total net asset	Ownership (%)	Net assets of associates (or joint ventures)	cost-book value differential(*1)	Impairment	Intercompany transaction and others	Book Value
Woori Blackstone Korea Opportunity Private Equity Fund No.1	57,544	26.4	15,191	—	—	98	15,289
Kumho Tire Co., Inc.(*2)	1,055,219	14.2	149,324	48,459	—	2,549	200,332
Woori Service Networks Co., Ltd.	2,940	4.9	145	—	—	—	145
Korea Credit Bureau	53,923	9.9	5,344	248	—	—	5,592
Korea Finance Security Co., Ltd.	22,503	15.0	3,376	—	—	—	3,376
Chin Hung International Inc.(*2)	65,387	28.4	18,593	24,565	—	(126)	43,032
Poonglim Industrial Co., Ltd.(*2)	(111,156)	31.0	(34,463)	54,149	(21,062)	1,376	—
STX Engine Co., Ltd.	95,784	29.2	28,002	14,954	—	80	43,036
SamHo Co., Ltd.	251,656	7.8	19,729	—	—	—	19,729
STX Corporation(*2)	(250,018)	9.5	(23,633)	24,614	(27,904)	26,923	—
Saman Corporation	36,205	9.2	3,326	5,373	—	—	8,699
Woori Growth Partnerships New Technology Private Equity Fund	56,846	23.1	13,118	—	—	—	13,118
2016KIF-IMM Woori Bank Technology Venture Fund	8,751	20.0	1,750	—	—	50	1,800
K BANK Co.,Ltd.	234,173	13.0	30,442	—	—	—	30,442
Woori Renaissance Holdings	100,708	51.6	51,965	—	(6,441)	8,898	54,422
Woori Columbus First PEF	305	2.0	6	—	—	(6)	—

	As of December 31, 2017
	Total net asset	Ownership (%)	Net assets of associates (or joint ventures)	Cost-book value differential(*1)	Impairment	Intercompany transaction and others	Book value
Kumho Tire Co., Inc.(*2 and *3)	1,065,421	14.2	150,767	48,459	(102,843)	2,550	98,933
Woori Service Networks Co., Ltd.	3,202	4.9	158	—	—	—	158
Korea Credit Bureau Co., Ltd.	56,181	9.9	5,568	248	—	—	5,816
Korea Finance Security Co., Ltd.	23,454	15.0	3,519	—	—	—	3,519
Chin Hung International Inc.(*2)	81,686	25.3	20,671	24,565	—	(135)	45,101
Poonglim Industrial Co., Ltd.(*2)	(168,154)	29.4	(49,446)	54,542	(20,504)	15,408	—
STX Corporation	51,890	19.7	10,232	24,614	(27,904)	5	6,947
Saman Corporation	28,506	9.2	2,619	5,373	(6,738)	—	1,254
Woori Growth Partnerships New Technology Private Equity Fund	119,648	23.1	27,611	—	—	—	27,611
2016KIF-IMM Woori Bank Technology Venture Fund	32,435	20.0	6,487	—	—	353	6,840
K BANK Co., Ltd.	243,149	13.0	31,535	—	—	200	31,735
Smart Private Equity Fund No.2	14,660	20.0	2,932	—	—	—	2,932
Woori Bank-Company K Korea Movie Asset Fund	11,828	25.0	2,957	—	—	—	2,957
Well to Sea No.3 Private Equity Fund(*2)	364,909	50.0	182,366	—	—	(57)	182,309
Nomura-Rifa Private Real Estate Investment Trust No.17	3,758	25.0	939	—	—	—	939

(*1)	It is attributed as the difference between the acquisition cost and the corresponding net asset when the Group acquired the associates.
(*2)	The net asset amount is after considering preferred stocks, debt-equity swap and others.
(*3)	The Group recognized 102,843 million of impairment loss on the investment due to a significant and prolonged decline in the stock price of the investment below its book value.

14.	INVESTMENT PROPERTIES

(1)	Investment properties are as follows (Unit: Korean Won in millions):

	December 31, 2016	December 31, 2017
Acquisition cost	387,675	404,741
Accumulated depreciation	(29,178)	(33,440)

Net carrying value	358,497	371,301

(2)	Changes in investment properties are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2015	For the year ended December 31, 2016	For the year ended December 31, 2017
Beginning balance	357,550	351,496	358,497
Acquisition	—	4,428	9,872
Disposal	—	—	(458)
Depreciation	(3,806)	(3,762)	(3,902)
Transfer	(2,297)	6,314	2,472
Classified to assets held for sale	—	—	(371)
Foreign currencies translation adjustments	49	21	(324)
Others	—	—	5,515

Ending balance	351,496	358,497	371,301

(3)	Fair value of investment properties, which is determined by reference to Officially Assessed Reference Land Price (OARLP), announced by Ministry of Land, Transport and Maritime Affairs, and recent market transactions of similar, recently sold parcels nearby the subject properties in order to derive an indication of the most probable sales price (or value) of the subject properties, is amounting to 382,370 million Won and 396,587 million Won as of December 31, 2016 and 2017, respectively. The fair value of investment property, based on the assessment that was independently performed by external appraisal agencies, is classified as level 3 on the fair value hierarchy as of December 31, 2016 and 2017.

(4)	Rental fee earned from investment properties is amounting to 5,629 million Won, 5,027 million Won and 4,579 million Won for the years ended December 31, 2015, 2016 and 2017, respectively.

15.	PREMISES AND EQUIPMENT

(1)	Premises and equipment are as follows (Unit: Korean Won in millions):

	December 31, 2016
	Land	Building	Properties for business use	Structures in leased office	Construction in progress	Structures	Total
Acquisition cost	1,488,745	855,332	1,010,141	424,562	18,717	20	3,797,517
Accumulated depreciation	—	(163,633)	(820,239)	(355,604)	—	(16)	(1,339,492)

Net carrying value	1,488,745	691,699	189,902	68,958	18,717	4	2,458,025

	December 31, 2017
	Land	Building	Properties for business use	Structures in leased office	Construction in progress	Structures	Total
Acquisition cost	1,487,278	867,804	1,024,186	429,665	64,559	20	3,873,512
Accumulated depreciation	—	(186,958)	(844,114)	(364,878)	—	(17)	(1,395,967)

Net carrying value	1,487,278	680,846	180,072	64,787	64,559	3	2,477,545

(2)	Changes in premises and equipment are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2015
	Land	Building	Properties for business use	Structures in leased office	Construction in progress	Structures	Total
Beginning balance	1,514,698	706,524	209,588	70,185	102	5	2,501,102
Acquisition	2,628	21,127	69,230	35,304	757	—	129,046
Disposal	(10,780)	(648)	(847)	(2,000)	(313)	—	(14,588)
Depreciation	—	(24,846)	(85,279)	(36,740)	—	(1)	(146,866)
Classified to assets held for sale	(5,109)	(8,348)	—	—	—	—	(13,457)
Foreign currencies translation adjustment	(328)	(333)	265	515	(19)	—	100
Transfer	(7,481)	9,778	—	—	—	—	2,297
Others	—	763	334	12,480	(5)	—	13,572

Ending balance	1,493,628	704,017	193,291	79,744	522	4	2,471,206

	For the year ended December 31, 2016
	Land	Building	Properties for business use	Structures in leased office	Construction in progress	Structures	Total
Beginning balance	1,493,628	704,017	193,291	79,744	522	4	2,471,206
Acquisition	—	15,939	74,336	19,615	21,231	—	131,121
Disposal	(30)	(1,474)	(233)	(2,623)	(102)	—	(4,462)
Depreciation	—	(24,887)	(82,445)	(48,587)	—	—	(155,919)
Classified to assets held for sale	(4,063)	(251)	—	—	—	—	(4,314)
Foreign currencies translation adjustment	625	516	307	376	153	—	1,977
Acquisition through business combination	—	—	209	442	—	—	651
Transfer	(1,415)	(1,557)	—	—	(3,087)	—	(6,059)
Others	—	(604)	4,437	19,991	—	—	23,824

Ending balance	1,488,745	691,699	189,902	68,958	18,717	4	2,458,025

	For the year ended December 31, 2017
	Land	Building	Properties for business use	Structures in leased office	Construction in progress	Structures	Total
Beginning balance	1,488,745	691,699	189,902	68,958	18,717	4	2,458,025
Acquisition	4,755	22,579	59,694	23,420	51,797	—	162,245
Disposal	(1,840)	(2,593)	(442)	(1,231)	—	—	(6,106)
Depreciation	—	(26,156)	(74,223)	(31,728)	—	(1)	(132,108)
Classified from(to) assets held for sale	(2,693)	(1,059)	549	—	—	—	(3,203)
Foreign currencies translation adjustment	(1,493)	(1,393)	(2,023)	(1,315)	(402)	—	(6,626)
Transfer	(196)	(2,134)	5,411	—	(5,553)	—	(2,472)
Others	—	(97)	1,204	6,683	—	—	7,790

Ending balance	1,487,278	680,846	180,072	64,787	64,559	3	2,477,545

16. INTANGIBLE ASSETS AND GOODWILL

(1)	Intangible assets are as follows (Unit: Korean Won in millions):

	December 31, 2016
	Goodwill	Software	Industrial property rights	Development cost	Others	Membership deposit	Total
Acquisition cost	124,803	185,202	714	299,031	622,540	26,884	1,259,174
Accumulated amortization	—	(149,725)	(401)	(160,335)	(458,088)	—	(768,549)
Accumulated impairment losses	—	—	—	—	(88)	(6,798)	(6,886)

Net carrying value	124,803	35,477	313	138,696	164,364	20,086	483,739

	December 31, 2017
	Goodwill	Software	Industrial property rights	Development cost	Others	Membership deposit	Total
Acquisition cost	108,707	203,418	1,063	413,296	634,150	27,337	1,387,971
Accumulated amortization	—	(162,746)	(524)	(182,846)	(516,467)	—	(862,583)
Accumulated impairment losses	—	—	—	—	(137)	(6,652)	(6,789)

Net carrying value	108,707	40,672	539	230,450	117,546	20,685	518,599

(2)	Changes in intangible assets are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2015
	Goodwill	Software	Industrial property rights	Development cost	Others	Membership deposit	Total
Beginning balance	107,541	47,821	328	55,337	60,807	23,894	295,728
Acquisition	—	7,347	96	16,751	196,139	2,510	222,843
Disposal	—	(189)	—	(1,500)	(12)	—	(1,701)
Amortization	—	(16,809)	(81)	(19,233)	(53,969)	—	(90,092)
Impairment losses	—	—	—	—	(9)	(1,911)	(1,920)
Foreign currencies translation adjustment	(4,016)	1	1	2	(476)	147	(4,341)
Others	—	—	—	—	(711)	—	(711)

Ending balance	103,525	38,171	344	51,357	201,769	24,640	419,806

	For the year ended December 31, 2016
	Goodwill	Software	Industrial property rights	Development cost	Others	Membership deposit	Total
Beginning balance	103,525	38,171	344	51,357	201,769	24,640	419,806
Acquisition	—	8,708	64	92,969	30,842	2,306	134,889
Disposal	—	—	—	—	(23)	(3,785)	(3,808)
Amortization	—	(15,795)	(95)	(18,657)	(57,803)	—	(92,350)
Impairment losses	—	—	—	—	3,230	(1,585)	1,645
Foreign currencies translation adjustment	7,338	16	—	—	853	50	8,257
Acquisition through business combination	7,857	162	—	—	—	43	8,062
Others	6,083	4,215	—	13,027	(14,504)	(1,583)	7,238

Ending balance	124,803	35,477	313	138,696	164,364	20,086	483,739

	For the year ended December 31, 2017
	Goodwill	Software	Industrial property rights	Development cost	Others	Membership deposit	Total
Beginning balance	124,803	35,477	313	138,696	164,364	20,086	483,739
Acquisition	105	9,722	349	122,849	22,531	1,867	157,423
Disposal	—	—	—	—	(37)	(944)	(981)
Amortization	—	(16,258)	(123)	(22,534)	(60,869)	—	(99,784)
Impairment losses	—	—	—	—	(78)	(159)	(237)
Transfer	—	7,987	—	(7,987)	—	—	—
Foreign currencies translation adjustment	(16,201)	(952)	—	(483)	(2,742)	(160)	(20,538)
Others	—	4,696	—	(91)	(5,623)	(5)	(1,023)

Ending balance	108,707	40,672	539	230,450	117,546	20,685	518,599

17. ASSETS HELD FOR SALE

Assets held for sale are as follows (Unit: Korean Won in millions):

	December 31, 2017	December 31, 2016
Investments in joint ventures and associates(*)	46,217	—
Premises and equipment	2,407	2,342

Total	48,624	2,342

(*)	The shares of STX Engine Co., Ltd. owned by the Group are reclassified as assets held for sale, as the creditor financial institutions committee has entered into a contract with UAMCO., Ltd for the year ended December 31, 2017, to sell STX Engine Co., Ltd. shares.

18. ASSETS SUBJECT TO LIEN AND ASSETS ACQUIRED THROUGH FORECLOSURES

(1)	Assets subjected to lien are as follows (Unit: Korean Won in millions):

		December 31, 2016
		Collateral given to	Amount	Reason for collateral
Loan and receivables	Due from banks in local currency	Samsung Securities and others	24,589	Margin deposit for futures and options and others
	Due from banks in foreign currencies	Korea Investment & Securities and others	227,249	Foreign margin deposit for future or option and others
Financial assets at FVTPL	Industrial and financial debt securities and others	Yuanta Securities and others	473,476	Substitute securities and others
AFS financial assets	Korean treasury and government agencies bonds	Korea Securities Depository and others	2,546,683	Related to bonds sold under repurchase agreements(*)
	Financial institutions debt securities and others	The BOK and others	836,522	Settlement risk and others
HTM financial assets	Korean treasury and government agencies bonds	Korea Securities Depository and others	7,133	Related to bonds sold under repurchase agreements(*)
	Korean treasury and government agencies bonds and others	The BOK and others	6,185,295	Settlement risk and others
Lands and buildings		Credit Counselling & Recovery Service and others	6,310	Leasehold rights and others

		Total	10,307,257

		December 31, 2017
		Collateral given to	Amount	Reason for collateral
Loan and receivables	Due from banks on time in local currency	Bank of China and others	6,629	Collaterals for issuing letter of guarantee and others
	Due from banks in local currency	Samsung Securities Co., Ltd. and others	10,809	Margin deposit for futures or option
	Due from banks in foreign currencies	Korea Investment & Securities Co., Ltd. and others	9,136	Foreign margin deposit for future or option and others
Financial assets at FVTPL	Financial institutions debt securities and others	Yuanta Securities Co., Ltd. and others	501,523	Substitute securities and others
AFS financial assets	Corporate bonds	Korea Securities Depository and others	9,998	Related to bonds sold under repurchase agreements(*)
	Korean treasury and government agencies bonds and others	The BOK and others	1,570,608	Settlement risk and others
HTM financial assets	Korean treasury and government agencies bonds	Korea Securities Depository	5,436	Related to bonds sold under repurchase agreements(*)
	Financial institutions debt securities and others	The BOK and others	7,605,292	Settlement risk and others
Lands and buildings	Land and building	Credit Counselling & Recovery Service and others	6,186	Leasehold rights and others

		Total	9,725,617

(*)	The Group enters into the repurchase agreements at predetermined price or original sale price added with certain rate of return after the disposal of securities. In this regards, the securities are provided as collaterals, and the purchasers are eligible to dispose or provide them as collateral. Therefore, as such securities have been transferred but have not been derecognized, the Group recognizes the relevant amount as liability (bond sold under repurchase agreements).

(2)	The carrying amounts of buildings acquired through foreclosure are as follow (Unit: Korean Won in millions):

	December 31, 2016	December 31, 2017
Land	4,138	332
Building	1,852	44
Properties not used in business	202	—

Total	6,192	376

(3)	Loaned securities are as follows (Unit: Korean Won in millions):

		December 31, 2016	December 31, 2017	Loaned to
Financial assets at FVTPL	Korean Equity securities	4,459	—	Samsung Securities Co., Ltd. and others
AFS financial assets	Korean treasury and government agencies bonds and others	493,579	170,256	Korea Securities Depository and others

Total		498,038	170,256

Loaned securities are lending of specific securities to borrowers who agree to return the same quantity of the same security at the end of lending period. As the Group does not derecognize these securities, there are no liabilities related to loaned securities.

(4)	Collaterals held that can be disposed and re-collateralized regardless of defaults of counterparties

Fair values of collaterals held can be disposed and re-subjected to lien regardless of defaults of counterparties as of December 31, 2016 and 2017 are as follows (Unit: Korean Won in millions):

	December 31, 2016
	Fair values of collaterals	Fair values of collaterals were disposed or re-subjected to lien
Securities	8,746,101	—

	December 31, 2017
	Fair values of collaterals	Fair values of collaterals were disposed or re-subjected to lien
Securities	17,671,490	—

19. OTHER ASSETS

Other assets are as follows (Unit: Korean Won in millions):

	December 31, 2016	December 31, 2017
Prepaid expenses	111,445	130,245
Advance payments	1,944	18,363
Non-operative assets	6,192	376
Others	9,265	9,420

Total	128,846	158,404

20. FINANCIAL LIABILITY AT FVTPL

(1)	Financial liabilities at FVTPL are as follows (Unit: Korean Won in millions):

	December 31, 2016	December 31, 2017
Financial liabilities held for trading	3,036,478	3,176,113
Financial liabilities designated at FVTPL	766,880	251,796

Total	3,803,358	3,427,909

(2)	Financial liabilities held for trading are as follows (Unit: Korean Won in millions):

	December 31, 2016	December 31, 2017
Deposits due to Customers:
Gold banking liabilities	26,501	25,964
Derivative liabilities	3,009,977	3,150,149

Total	3,036,478	3,176,113

(3)	Financial liabilities designated at FVTPL are as follows (Unit: Korean Won in millions):

	December 31, 2016	December 31, 2017
Equity linked securities index:
Equity linked securities index in short position	673,906	160,057
Debentures:
Debentures in local currency	92,974	91,739

Total	766,880	251,796

(4)	Credit risk adjustments to financial liabilities designated at FVTPL are as follows (Unit: Korean Won in millions):

	December 31, 2015	December 31, 2016	December 31, 2017
Financial liabilities designated at FVTPL subject to credit risk adjustments	854,862	766,880	251,796
Credit risk adjustments(*1)	(433)	(8)	(254)
Accumulated changes in credit risk adjustments(*2)	311	349	133

(*1)	The amounts in the tabular disclosure relating to Credit risk adjustments at 31 December 2016 and at 31 December 2015 have been restated by 811 million Won and 109 million Won, respectively, due to an error in the previous year’s disclosure.
(*2)	The amounts in the tabular disclosure relating to Accumulated changes in credit risk adjustments at 31 December 2016 and at 31 December 2015 have been restated by 16,139 million Won and 15,327 million Won, respectively, due to an error in the previous year’s disclosure.

Credit risk adjustments are applied to reflect the Group’s own credit risk when measuring the fair value of derivative liabilities. The methodology to determine the adjustment incorporates the Group’s credit spread as observed through credit ratings.

(5)	The differences between financial liabilities at FVTPL’s carrying amount and nominal amount at maturity are as follows (Unit: Korean Won in millions):

	December 31, 2016	December 31, 2017
Carrying amount	766,880	251,796
Nominal amount at maturity	902,375	255,408

Difference	(135,495)	(3,612)

21. DEPOSITS DUE TO CUSTOMERS

Deposits sorted by interest type are as follows (Unit: Korean Won in millions):

	December 31, 2016	December 31, 2017
Deposits in local currency
Demand deposits	9,491,680	9,349,070
Time deposits	183,723,369	194,292,679
Mutual funds	37,128	34,055
Deposits on notes payables	943,446	1,323,679
Deposits on CMA	203,013	164,431
Certificate of deposits	3,836,430	4,436,443
Other deposits	1,360,176	1,451,841

Sub-total	199,595,242	211,052,198

Deposits in foreign currencies	21,453,096	23,682,896
Present value discount	(27,927)	(40,010)

Total	221,020,411	234,695,084

22. BORROWINGS AND DEBENTURES

(1)	Borrowings are as follows (Unit: Korean Won in millions):

	December 31, 2016
	Lenders	Interest rate (%)	Amount
Borrowings in local currency:
Borrowings from the Bank of Korea	The Bank of Korea	0.5 ~ 0.8	1,598,553
Borrowings from government funds	Small and Medium Business Corporation and others	0.0 ~ 3.5	1,534,807
Others	Seoul Metropolitan Government and others	0.0 ~ 3.8	3,922,878

Sub-total			7,056,238

Borrowings in foreign currencies:
Borrowings in foreign currencies	The Export-Import Bank of Korea and others	0.0 ~ 5.2	7,737,237
Offshore borrowings in foreign currencies	Wells Fargo	1.4	18,128

Sub-total			7,755,365

Bills sold	Others	0.0 ~ 1.6	26,895
Call money	Bank and others	0.0 ~ 5.1	1,926,779
Bonds sold under repurchase agreements	Other financial institutions	0.0 ~ 4.5	2,004,905
Present value discount			(667)

Total			18,769,515

	December 31, 2017
	Lenders	Interest rate (%)	Amount
Borrowings in local currency:
Borrowings from The BOK	The BOK	0.5 ~ 0.8	1,404,087
Borrowings from government funds	Small Enterprise And Market Service and others	0.0 ~ 2.9	1,723,340
Others	The Korea Development Bank and others	0.0 ~ 3.2	3,957,421

Sub-total			7,084,848

Borrowings in foreign currencies:
Borrowings in foreign currencies	The Export-Import BOK and others	0.0 ~ 6.8	6,996,551
Offshore borrowings in foreign currencies	Commonwealth Bank	1.8	28,285

Sub-total			7,024,836

Bills sold	Others	0.0 ~ 1.2	36,953
Call money	Bank and others	1.5 ~ 2.7	635,061
Bonds sold under repurchase agreements	Other financial institutions	0.6 ~ 12.7	3,173
Present value discount			(165)

Total			14,784,706

(2)	Debentures are as follows (Unit: Korean Won in millions):

	December 31, 2016		December 31, 2017
	Interest rate (%)	Amount	Interest rate (%)	Amount
Face value of bond(*)
Ordinary bonds	1.5 ~ 11.8	18,268,403	1.5 ~ 5.8	22,468,908
Subordinated bonds	3.0 ~ 12.6	5,327,335	3.4 ~ 12.6	4,781,301
Other bonds	17.0	4,006	1.6 ~ 17.0	649,615

Sub-total		23,599,744		27,899,824

Discounts on bond		(34,295)		(30,173)

Total		23,565,449		27,869,651

(*)	Included debentures under fair value hedge relationships are 3,610,193 million Won and 3,102,386 million Won as of December 31, 2016 and 2017, respectively. Also, debentures under cash flow hedge amounting to 699,029 million Won are included as of December 31, 2017

23. PROVISIONS

(1)	Provisions are as follows (Unit: Korean Won in millions):

	December 31, 2016	December 31, 2017
Asset retirement obligation	58,076	61,872
Provision for guarantee (*1)	238,117	183,247
Provision for loan commitments	87,909	66,115
Provisions for customer reward credits	22,093	40,445
Other provisions (*2)	22,282	58,791

Total	428,477	410,470

(*1)	Provision for guarantee includes provision for financial guarantee of 67,557 million Won and 71,697 million Won as of December 31, 2016 and 2017, respectively.
(*2)	Other provisions consist of provision for litigation, provision for loss recovery, and others.

(2)	Changes in provisions except for asset retirement obligation are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2015
	Provision for guarantees	Provision for loan commitments	Provisions for customer reward credits	Other provisions	Total
Beginning balance	509,320	90,449	5,548	56,959	662,276
Provisions provided	19,714	9,801	16,301	51,997	97,813
Provisions used and others	(25,262)	41	(16,404)	(86,308)	(127,933)
Reversal of unused amount	(160,032)	(14,976)	—	(43)	(175,051)
Others	20,401	(2)	—	(24)	20,375

Ending balance	364,141	85,313	5,445	22,581	477,480

	For the year ended December 31, 2016
	Provision for guarantees	Provision for loan commitments	Provisions for customer reward credits	Other provisions	Total
Beginning balance	364,141	85,313	5,445	22,581	477,480
Provisions provided	4,281	8,502	23,525	8,034	44,342
Provisions used and others	(80,017)	22	(8,158)	(11,323)	(99,476)
Reversal of unused amount	(64,061)	(5,409)	—	—	(69,470)
Foreign currencies translation adjustments	—	—	—	2,990	2,990
Transfer(*1)	—	—	503	—	503
Others	13,773	(519)	778	—	14,032

Ending balance	238,117	87,909	22,093	22,282	370,401

	For the year ended December 31, 2017
	Provision for guarantees	Provision for unused commitments	Provisions for customer reward credits	Other provisions	Total
Beginning balance	238,117	87,909	22,093	22,282	370,401
Provisions provided	4,876	2,028	62,593	42,042	111,539
Provisions used and others	(24,898)	(68)	(84,979)	(8,014)	(117,959)
Reversal of unused amount	(60,300)	(23,744)	—	(77)	(84,121)
Foreign currencies translation adjustments	9	(10)	—	(249)	(250)
Transfer(*2)	—	—	21,808	—	21,808
Others	25,443	—	18,930	2,807	47,180

Ending balance	183,247	66,115	40,445	58,791	348,598

(*1)	As the credits of the affiliates were transferred to the Group, the allowance for the provisions for customer reward credits increased, for the year ended December 31, 2016.
(*2)	According to contracts with the third parties, the Group ultimately will be reimbursed for which it has paid out on behalf of customers, which has incurred through their customer loyalty programs. Therefore, when such obligation incurs, the Group recognizes it as “transfer”, but there is no impact on the Group’s expense.

(3)	Changes in asset retirement obligation are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2015	For the year ended December 31, 2016	For the year ended December 31, 2017
Beginning balance	29,733	39,121	58,076
Provisions provided	1,742	2,034	2,225
Provisions used	(1,316)	(1,279)	(1,283)
Amortization	394	464	428
Reversal of unused amount	(179)	(1)	(733)
Increase in restoration costs and others	8,747	17,737	3,159

Ending balance	39,121	58,076	61,872

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

(1)	The net defined benefit liability(asset) is as follows (Unit: Korean Won in millions):

	December 31, 2016	December 31, 2017
Defined benefit obligation	984,381	1,071,170
Fair value of plan assets	(990,653)	(1,027,906)

Net defined benefit liability(asset)	(6,272)	43,264

The details of the net defined benefit liability (asset) per major subsidiaries as of December 31, 2017 is as follows:

	Woori Bank Co, Ltd.	Woori Card	Woori FIS	Others	Total
Net Defined Benefit Asset		1,487			1,487
Net Defined Benefit Liability(*)	14,284		28,883	1,584	44,751

(*)	This number is before adjusting for internal transaction. As most entities other than Woori Bank Co, Ltd, deposit their plan asset to Woori Bank, adjusting internal transaction, the Group’s plan asset should be decreased by 43,113 million Won.

(2)	Changes in the carrying value of defined benefit obligation are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2015	For the year ended December 31, 2016	For the year ended December 31, 2017
Beginning balance	683,961	901,219	984,381
Current service cost	132,710	153,660	146,750
Interest expense	21,377	24,326	26,629
Remeasurements	97,730	(52,402)	(20,389)
Foreign currencies translation adjustments	(8)	80	(279)
Retirement benefit paid	(26,516)	(34,346)	(55,552)
Curtailment or settlement	(8,231)	(9,536)	(10,928)
Others	196	1,380	558

Ending balance	901,219	984,381	1,071,170

(3)	Changes in the plan assets are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2015	For the year ended December 31, 2016	For the year ended December 31, 2017
Beginning balance	608,370	801,528	990,653
Interest income	21,965	25,038	30,601
Remeasurements	(5,444)	(7,304)	(14,125)
Employer’s contributions	229,069	226,752	43,114
Retirement benefit paid	(22,860)	(33,341)	(51,877)
Curtailment or liquidation	(8,240)	(9,198)	(11,052)
Others	(21,332)	(12,822)	40,592

Ending balance	801,528	990,653	1,027,906

(4)	Plan assets wholly consist of time deposits as of December 31, 2016 and 2017, respectively. Among plan assets, realized returns on plan assets amount to 16,521 million Won, 17,734 million Won, and 16,476 million Won for the years ended December 31, 2015, 2016 and 2017, respectively. Meanwhile, the contribution expected to be paid in the subsequent accounting year amounts to 125,818 million Won.

(5)	The various plans are funded, with the relevant employers being responsible for their management. The Bank is responsible for around 92.4% of the Group’s defined benefit obligation as of December 31, 2017, and expects to make contributions to the plans amounting to 125,818 million Won during the year ended December 31, 2018. The expected contribution is calculated by actuaries based on prudent assessments of the amounts needed to fund the plans in accordance with local regulations.

(6)	The analysis for the maturity, which is not discounted, of the defined benefit obligation of the Bank based on current wages is as following(Unit: Korean Won in millions):

	December 31, 2016	December 31, 2017
Less than 1 year	48,132	53,718
1 year ~ less than 2 years	60,316	70,962
2 years ~ less than 5 years	159,238	156,561
5 years ~ less than 10 years	214,650	258,642
More than 10 years	436,417	449,738

As of December 31, 2017, the estimated average period until the commencement of payment is around 12.7 years.

(7)	Current service cost, net interest expense (income), past service cost, loss (gain) on the curtailment or settlement, and loss (gain) due to remeasurements recognized in the consolidated statements of net income and total comprehensive income are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2015	For the year ended December 31, 2016	For the year ended December 31, 2017
Current service cost	132,710	153,660	146,750
Net interest income	(588)	(712)	(3,972)
Gain (loss) on the curtailment or settlement	9	(339)	124

Cost recognized in net income	132,131	152,609	142,902
Remeasurements(*)	103,174	(45,098)	(6,264)

Cost recognized in total comprehensive income	235,305	107,511	136,638

(*)	This is an amount before considering the tax effects.

Recognized retirement benefit service costs related to defined contribution plans are 3,623 million Won, 3,747 million Won and 3,946 million Won for the years ended December 31, 2015, 2016 and 2017, respectively.

(8)	Key actuarial assumptions used in defined benefit liability assessment are as follows:

	December 31, 2015	December 31, 2016	December 31, 2017
Discount rate	2.83%	2.85%	3.18%
Future wage growth rate	6.35%	6.05%	6.18%
Retirement rate	Experience rate for each employment classification	Experience rate for each employment classification	Experience rate for each employment classification
Mortality rate	Issued by Korea Insurance Development Institute	Issued by Korea Insurance Development Institute	Issued by Korea Insurance Development Institute

(9)	The sensitivity to actuarial assumptions used in the assessment of defined benefit obligation is as follows (Unit: Korean Won in millions):

		Change of defined benefit obligation as of
		December 31, 2016	December 31, 2017
Discount rate	Increase by 1% point	(107,203)	(116,405)
	Decrease by 1% point	125,395	137,151
Future wage growth rate	Increase by 1% point	124,766	136,707
	Decrease by 1% point	(108,344)	(117,765)

25. OTHER FINANCIAL LIABILITIES AND OTHER LIABILITIES

Other financial liabilities and other liabilities are as follows (Unit: Korean Won in millions):

	December 31, 2016	December 31, 2017
Other financial liabilities:
Account payable	5,626,661	4,692,320
Accrued expenses	2,055,936	2,049,861
Borrowings from trust accounts	3,329,683	3,271,817
Agency business revenue	331,159	344,591
Foreign exchange payables	702,968	590,667
Domestic exchange payables	8,480,765	1,309,646
Other miscellaneous financial liabilities	1,458,747	1,635,156
Present value discount	(833)	(1,597)

Sub-total	21,985,086	13,892,461

Other liabilities:
Unearned Income	171,050	180,664
Other miscellaneous liabilities	128,326	103,317

Sub-total	299,376	283,981

Total	22,284,462	14,176,442

26. DERIVATIVES

(1)	Derivative assets and derivative liabilities are as follows (Unit: Korean Won in millions):

	December 31, 2016
		Assets		Liabilities
	Notional amount	Fair value hedge	For trading	Fair value hedge	For trading
Interest rate:
Futures	54,785	—	—	—	—
Swaps	118,582,511	139,832	470,057	7,013	509,686
Purchase options	860,000	—	21,172	—	—
Written options	1,035,000	—	—	—	21,863
Currency:
Futures	493,733	—	—	—	—
Forwards	62,539,094	—	1,265,852	—	1,015,380
Swaps	39,782,049	—	1,022,969	—	1,221,959
Purchase options	1,120,949	—	42,126	—	—
Written options	907,211	—	—	—	8,589
Equity:
Futures	926,392	—	—	—	—
Swaps	15,000	—	92	—	88
Purchase options	3,007,969	745	73,261	—	—
Written options	4,460,233	—	—	208	228,900
Others:
Futures	5,105	—	—	—	—
Swaps	7,918	—	2,645	—	2,331
Purchase options	8,307	—	121	—	—
Written options	64,352	—	—	—	1,181

Total	233,870,608	140,577	2,898,295	7,221	3,009,977

	December 31, 2017
		Assets			Liabilities
	Nominal amount	For cash flow hedge	For fair value hedge	For trading	For cash flow hedge	For fair value hedge	For trading
Interest rate:
Futures	75,845	—	—	—	—	—	—
Swaps	130,197,378	—	59,272	223,935	—	12,103	253,972
Purchase options	630,000	—	—	12,346	—	—	—
Written options	795,000	—	—	—	—	—	12,869
Currency:
Futures	318,217	—	—	—	—	—	—
Forwards	72,526,956	—	—	1,314,369	—	—	1,375,799
Swaps	48,176,306	—	—	1,352,924	55,651	—	1,347,905
Purchase options	2,291,154	—	—	64,267	—	—	—
Written options	4,038,237	—	—	—	—	—	58,687
Equity:
Futures	91,436	—	—	—	—	—	—
Swaps	15,000	—	—	103	—	—	10
Purchase options	5,060,706	—	—	146,775	—	—	—
Written options	4,504,290	—	—	—	—	—	99,770
Others:
Futures	—	—	—	—	—	—	—
Swaps	7,805	—	—	1,056	—	—	1,037
Purchase options	—	—	—	—	—	—	—
Written options	5,000	—	—	—	—	—	100

Total	268,733,330	—	59,272	3,115,775	55,651	12,103	3,150,149

Derivatives held for trading purpose are classified into financial assets or liabilities at FVTPL (see Notes 7 and 20) and derivatives for hedging are stated as a separate line item in the consolidated statements of financial position.

(2)	Gains or losses from valuation of financial instruments under hedge accounting are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2015	For the year ended December 31, 2016	For the year ended December 31, 2017
Gains or losses from hedged items	(31,297)	98,827	110,152
Gains or losses from hedging instruments	38,021	(98,851)	(109,447)

The maximum period that the Group is exposed to cash flow risk arising from the hedging transaction discussed above will be terminated by February 2021.

Among gain (loss) on valuation of derivatives that was included in the accumulated other comprehensive income, 56,676 million Won has been reclassified to loss, before reduction of income tax effect for the year ended December 31, 2017.

27. DEFERRED DAY 1 PROFIT OR LOSS

Changes in details of deferred day 1 profits or losses are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2015	For the year ended December 31, 2016	For the year ended December 31, 2017
Beginning balance	13,499	28,008	13,422
Acquisitions	26,762	1,337	500
Amounts recognized in profits or losses	(12,253)	(15,923)	(6,506)

Ending balance	28,008	13,422	7,416

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

28. CAPITAL STOCK AND CAPITAL SURPLUS

(1)	The number of authorized shares and others are as follows:

	December 31, 2016	December 31, 2017
Authorized shares of common stock	5,000,000,000 Shares	5,000,000,000 Shares
Par value	5,000 Won	5,000 Won
Issued shares of common stock	676,000,000 Shares	676,000,000 Shares
Capital stock	3,381,392 million Won	3,381,392 million Won

(2)	Changes in numbers of issued shares of common stock are as follows (Unit: Shares):

	December 31, 2015	December 31, 2016	December 31, 2017
Beginning balance	676,278,371	676,000,000	676,000,000
Retirement of treasury stock	(278,371)	—	—

Ending balance	676,000,000	676,000,000	676,000,000

(3)	Details of capital surplus are as follows (Unit: Korean Won in millions):

	December 31, 2016	December 31, 2017
Capital in excess of par value	269,533	269,533
Other capital surplus	16,798	16,347

Total	286,331	285,880

29. HYBRID SECURITIES

The bond-type hybrid securities classified as owner’s equity are as follows (Unit: Korean Won in millions):

	Issue date	Maturity	Interest rate (%)	December 31, 2016	December 31, 2017
Securities in local currency	June 20, 2008	June 20, 2038	7.7	255,000	255,000
	March 8, 2012	March 8, 2042	5.8	190,000	—
	April 25, 2013	April 25, 2043	4.4	500,000	500,000
	November 13, 2013	November 13, 2043	5.7	200,000	200,000
	December 12, 2014	December 12, 2044	5.2	160,000	160,000
	June 3, 2015	June 3, 2045	4.4	240,000	240,000
Securities in foreign currencies	May 2, 2007	May 2, 2037	6.2	930,900	—
	June 10, 2015	June 10, 2045	5.0	559,650	559,650
	September 27, 2016	—	4.5	553,450	553,450
	May 16, 2017	—	5.3	—	562,700
Issuance cost				(14,104)	(12,912)

Total				3,574,896	3,017,888

The hybrid securities mentioned above are either without a maturity date or its maturity can be extended indefinitely at the maturity date without change of terms. Further, if a resolution is passed not to pay dividends on common stock, interest payments on the hybrid securities may be skipped.

30. OTHER EQUITY

(1)	Details of other equity are as follows (Unit: Korean Won in millions):

	December 31, 2016	December 31, 2017
Other comprehensive income:
Gain on valuation of AFS financial assets	386,981	301,930
Share of other comprehensive loss of joint ventures and associates	(1,863)	(1,251)
Loss on foreign currencies translation for foreign operations	(48,353)	(242,700)
Remeasurement of the net defined benefit liability	(163,397)	(152,624)
Gain on valuation of cash flow hedges	—	777
Equity related to current assets held for sale	—	4,145

Sub-total	173,368	(89,723)

Treasury shares	(34,113)	(34,113)
Other capital adjustments	(1,607,280)	(1,815,438)

Total	(1,468,025)	(1,939,274)

(2)	Changes in the accumulated other comprehensive income are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2015
	Beginning balance	Increase (decrease) on valuation	Reclassification(*)	Income tax effect	Ending balance
Gain (loss) on valuation of available-for-sale financial assets	300,994	190,842	(101,439)	(15,712)	374,685
Share of other comprehensive income (loss) of joint ventures and associates	2,779	4,409	—	(1,114)	6,074
Gain (loss) on foreign currency translation of foreign operations	(107,721)	49,421	—	(12,489)	(70,789)
Remeasurement of the net defined benefit liability	(119,375)	(102,467)	—	24,263	(197,579)
Loss on valuation of cash flow hedges	(10,371)	—	—	—	(10,371)

Total	66,306	142,205	(101,439)	(5,052)	102,020

	For the year ended December 31, 2016
	Beginning balance	Increase (decrease) on valuation	Reclassification(*)	Income tax effect	Ending balance
Gain (loss) on valuation of available-for-sale financial assets	374,685	114,617	(101,647)	(674)	386,981
Share of other comprehensive income (loss) of joint ventures and associates	6,074	(9,274)	—	1,337	(1,863)
Gain (loss) on foreign currency translation of foreign operations	(70,789)	30,368	—	(7,932)	(48,353)
Remeasurement of the net defined benefit liability	(197,579)	45,096	—	(10,914)	(163,397)
Gain (loss) on valuation of cash flow hedges	(10,371)	10,371	—	—	—

Total	102,020	191,178	(101,647)	(18,183)	173,368

	For the year ended December 31, 2017
	Beginning balance	Increase (decrease) on valuation	Reclassification(*)	Income tax effect	Ending balance
Gain (loss) on valuation of available-for-sale financial assets	386,981	80,997	(164,803)	(1,245)	301,930
Share of other comprehensive income (loss) of joint ventures and associates	(1,863)	2,516	—	(1,904)	(1,251)
Loss on foreign currency translation of foreign operations	(48,353)	(193,272)	—	(1,075)	(242,700)
Remeasurement gain (loss) related to defined benefit plan	(163,397)	6,216	—	4,557	(152,624)
Gain (loss) on valuation of cash flow hedges	—	1,025	—	(248)	777
Transfer to non-current assets held for sale	—	4,145	—	—	4,145

Total	173,368	(98,373)	(164,803)	85	(89,723)

(*)	For the change in gain (loss) on valuation of AFS financial assets, “reclassification” is disposal or recognition of impairment losses on AFS financial assets.

31. RETAINED EARNINGS

(1)	Details of retained earnings are as follows (Unit: Korean Won in millions):

		December 31, 2016	December 31, 2017
Legal reserve	Earned surplus reserve	1,622,754	1,729,754
	Other legal reserve	44,634	45,668

	Sub-total	1,667,388	1,775,422

Voluntary reserve	Business rationalisation reserve	8,000	8,000
	Reserve for financial structure improvement	235,400	235,400
	Additional reserve	7,073,104	7,418,806
	Regulatory reserve for credit loss	2,255,252	2,438,191
	Revaluation reserve	753,908	751,964
	Other voluntary reserve	11,700	11,700

	Sub-total	10,337,364	10,864,061

Retained earnings before appropriation		2,606,814	2,980,523

	Total	14,611,566	15,620,006

i.	Legal reserve

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

(2)	Changes in retained earnings are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2015	2016	2017
Beginning balance	14,165,358	13,726,122	14,611,566
Net income attributable to owners	1,059,157	1,261,266	1,512,148
Dividends on common stock	(504,952)	(168,317)	(336,636)
Dividends on hybrid securities	(183,320)	(206,515)	(167,072)
Appreciation of merger losses	(806,640)	—	—
Repayment of hybrid securities	—	(990)	—
Retirement of treasury stock	(3,481)	—	—

Ending balance	13,726,122	14,611,566	15,620,006

32. REGULATORY RESERVE FOR CREDIT LOSS

In accordance with Paragraph 1 and 2 of Article 29 of the Regulation on Supervision of Banking Business (“RSBB”), if the estimated provisions for credit loss under IFRS for the accounting purpose are lower than those in accordance with the provisions under the RSBB, the Group shall disclose the difference as the planned regulatory reserve for credit loss.

(1)	Balance of the planned regulatory reserve for credit loss is as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2016	2017
Beginning balance	2,255,252	2,438,191
Planned provision of regulatory reserve for credit loss	182,939	140,266

Ending balance	2,438,191	2,578,457

(2)	Planned reserves provided, adjusted net income after the planned reserves provided and adjusted earnings per share after the planned reserves provided are as follows (Unit: Korean Won in millions, except for earnings per share amount):

	For the years ended December 31
	2015	2016	2017
Net income	1,075,392	1,277,533	1,530,088
Provision of regulatory reserve for credit loss	499,110	182,939	140,266
Adjusted net income after the provision of regulatory reserve	576,282	1,094,594	1,389,822
Adjusted EPS after the provision of regulatory reserve (Unit: Korean Won)	584	1,320	1,817

33. DIVIDENDS

The Group’s dividends for the year ended December 31, 2016 and 2017 are 400 Won and 500 Won per share, respectively, and the total dividend amount to 269,308 million Won and 336,636 million Won, respectively. The Group paid out 67,328 million Won (100 Won per share) as an interim dividend during the year ended December 31, 2017. Meanwhile, the dividend for 2017 was approved on 23 March 2018.

34. NET INTEREST INCOME

(1)	Interest income recognized is as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2015	2016	2017
Financial assets at FVTPL	63,143	63,408	53,348
AFS financial assets	389,443	339,518	239,030
HTM financial assets	418,065	360,054	307,965
Loans and receivables:
Interest on due from banks	81,117	75,021	83,325
Interest on loans	7,700,475	7,635,791	7,835,957
Interest of other receivables	45,992	38,520	31,062

Sub-total	7,827,584	7,749,332	7,950,344

Total	8,698,235	8,512,312	8,550,687

(2)	Interest expense recognized is as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2015	2016	2017
Interest on deposits due to customers	2,888,529	2,547,142	2,380,263
Interest on borrowings	216,743	215,240	238,212
Interest on debentures	707,772	619,255	638,653
Interest expense on others	123,291	111,131	72,909

Total	3,936,335	3,492,768	3,330,037

35. NET FEES AND COMMISSIONS INCOME

(1)	Fees and commissions income recognized is as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2015	2016	2017
Banking fees(*)	676,114	660,556	673,582
Guarantee fees	78,922	66,549	65,779
Fees from project financing	15,521	20,213	13,394
Credit card fees	852,250	954,502	1,072,423
Brokerage fees	67,692	70,928	80,872
Others	66,841	92,722	163,148

Total	1,757,340	1,865,470	2,069,198

(*)	Banking fees include agency commission, fees income from electronic finance, fees income related to loan, fees for import letter of credit dealing, commission received on foreign exchange and others.

(2)	Fees and commissions expense incurred is as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2015	2016	2017
Fees paid	133,909	162,170	164,834
Credit card commissions	643,524	760,913	828,363
Brokerage commissions	615	739	558
Others	2,496	4,517	4,977

Total	780,544	928,339	998,732

36. DIVIDEND INCOME

Dividend income recognized is as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2015	2016	2017
Dividend from financial assets at FVTPL	1,217	996	446
Dividend from AFS financial assets	101,706	183,514	124,546

Total	102,923	184,510	124,992

37. GAINS (LOSSES) ON FINANCIAL ASSETS AT FVTPL

(1)	Details of gains or losses related to financial assets at FVTPL are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2015	2016	2017
Gains on financial assets held for trading	171,137	185,786	6,123
Gains (losses) of financial assets designated at FVTPL	69,205	(71,399)	(110,950)

Total	240,342	114,387	(104,827)

(2)	Gains (losses) on financial assets held for trading are as follows (Unit: Korean Won in millions):

			For the years ended December 31
			2015	2016	2017
Financial Assets at FVTPL	Securities	Gain on valuation	7,735	9,323	2,764
		Gain on disposals	32,780	24,509	20,528
		Loss on valuation	(13,663)	(12,681)	(13,757)
		Loss on disposals	(22,771)	(11,524)	(6,466)

		Sub-total	4,081	9,627	3,069

	Other financial assets	Gain on valuation	10,195	13,628	6,524
		Gain on disposals	442	2,404	2,353
		Loss on valuation	(10,189)	(14,033)	(7,885)
		Loss on disposals	(208)	(1,644)	(619)

		Sub-total	240	355	373

	Total		4,321	9,982	3,442

Derivatives (for trading)	Interest rates derivatives	Gain on transactions and valuation	1,240,353	1,423,606	1,088,192
		Loss on transactions and valuation	(1,251,673)	(1,401,582)	(1,043,312)

		Sub-total	(11,320)	22,024	44,880

	Currencies derivatives	Gain on transactions and valuation	4,241,317	5,804,420	7,253,426
		Loss on transactions and valuation	(3,987,856)	(5,683,357)	(7,408,741)

		Sub-total	253,461	121,063	(155,315)

	Equity derivatives	Gain on transactions and valuation	92,400	293,657	511,220
		Loss on transactions and valuation	(166,528)	(259,280)	(397,462)

		Sub-total	(74,128)	34,377	113,758

	Other derivatives	Gain on transactions and valuation	54,322	50,139	4,056
		Loss on transactions and valuation	(55,519)	(51,799)	(4,698)

		Sub-total	(1,197)	(1,660)	(642)

	Total		166,816	175,804	2,681

	Total		171,137	185,786	6,123

(3)	Gains (losses) on financial assets designated at FVTPL are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2015	2016	2017
Gain (loss) on equity-linked securities:
Gain (loss) on disposals of equity-linked securities	(22,363)	(24,165)	(79,965)
Gain (loss) on valuation of equity-linked securities	89,863	(52,007)	(32,511)

Sub-total	67,500	(76,172)	(112,476)

Gain (loss) on securities:
Gain (loss) on disposals of securities	(62)	14	—
Gain on valuation of securities	1,027	882	290

Sub-total	965	896	290

Gain on other financial instruments:
Gain on valuation of other financial instruments	740	3,877	1,236

Total	69,205	(71,399)	(110,950)

38. NET LOSSES ON AFS FINANCIAL ASSETS

Gains (losses) on AFS financial are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2015	2016	2017
Gains on redemption of securities	1,089	721	47
Gains on transaction of securities	130,457	47,985	223,961
Impairment losses on securities	(134,827)	(49,741)	(31,300)

Total	(3,281)	(1,035)	192,708

39. IMPAIRMENT LOSSES DUE TO CREDIT LOSS

Impairment losses on loans and receivables, guarantees and loan commitment recognized for credit loss are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2015	2016	2017
Provision due to credit loss	(1,112,139)	(890,763)	(862,273)
Reversal of provision on/(provision for) guarantees	140,318	59,780	55,424
Reversal of provision on/(provision for) loan commitment	5,175	(3,093)	21,716

Total	(966,646)	(834,076)	(785,133)

40. GENERAL, ADMINISTRATIVE, AND OTHER NET OPERATING INCOMES (EXPENSES)

(1)	Administrative expenses recognized are as follows (Unit: Korean Won in millions):

			For the years ended December 31
			2015	2016	2017
Employee benefits	Short term	Salaries	1,262,786	1,323,007	1,317,826
	employee benefits	Others	381,283	466,585	559,562
	Retirement benefit service costs(*)		135,754	156,356	146,848
	Termination		73,119	179,286	299,562

	Sub-total		1,852,942	2,125,234	2,323,798

Depreciation and amortization			236,958	248,269	183,601
Other general and administrative expenses	Rent		295,871	311,992	313,080
	Taxes and dues		103,580	102,531	111,248
	Service charges		233,860	244,543	198,828
	IT expenses		100,026	83,978	70,936
	Telephone and communication expenses		60,880	63,699	65,015
	Operating promotion expenses		46,638	48,115	43,850
	Advertising		58,914	76,153	68,942
	Printing		10,249	9,502	8,633
	Traveling expenses		9,601	11,681	13,064
	Supplies		6,822	6,827	6,795
	Insurance premium		7,236	8,092	8,548
	Reimbursement		23,779	26,846	27,516
	Maintenance		14,565	16,470	16,081
	Water, light and heating		15,205	15,006	14,165
	Vehicle maintenance		10,400	9,987	9,902
	Others		62,861	69,551	46,799

	Sub-total		1,060,487	1,104,973	1,023,402

	Total		3,150,387	3,478,476	3,530,801

(*)	This includes the amount the Group paid for the Defined Contribution type pension plan of 3,946 million Won in addition to the expenses related to the Defined Benefit type pension plan of 142,902 million Won for the year ended December 31, 2017. For the details, please see Note 24 (7).

(2)	Other operating incomes recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2015	2016	2017
Gains on transaction of foreign exchange	3,352,318	4,791,772	3,391,095
Gains on disposal of loans and receivables	186,939	204,239	205,490
Gains on transactions of derivatives	59,003	130	122
Gains on fair value hedged items	25,235	99,302	53,532
Others(*)	158,806	112,079	86,159

Total	3,782,301	5,207,522	3,736,398

(*)	Others include such incomes amounting to 137,187 million Won, 74,700 million Won and 29,336 million Won for the year ended December, 2015, 2016 and 2017, respectively, that the Group recognized for it is to receive from other creditor financial institutions in accordance with the creditor financial institutions committee agreement.

(3)	Other operating expenses recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2015	2016	2017
Losses on transaction of foreign exchange	3,429,638	4,706,055	2,886,535
KDIC deposit insurance fees	266,031	298,804	304,055
Contribution to miscellaneous funds	343,703	295,601	286,000
Losses on disposal of loans and receivables	43,266	4,265	9,221
Losses related to derivatives	20,982	98,981	109,569
Losses on fair value hedged items	56,532	475	—
Others(*)	232,210	171,120	172,331

Total	4,392,362	5,575,301	3,767,711

(*)	Others include such expenses amounting to 154,897 million Won, 109,063 million Won and 5,237 million Won for the year ended December 31, 2015, 2016 and 2017, respectively, that the Group recognized for it is to carry out a payment to other creditor financial institutions in accordance with the creditor financial institutions committee agreement. In addition, other expense for the year ended December 31, 2017 includes 48,292 million Won of intangible asset amortization expense.

41.	OTHER NET NON-OPERATING INCOME

(1)	Details of gain or loss on valuation of investments in joint ventures and associates are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2015	2016	2017
Gain on valuation	41,363	36,757	83,506
Loss on valuation	(55,176)	(55,091)	(70,117)
Impairment loss	(56,311)	(1,173)	(114,903)

Total	(70,124)	(19,507)	(101,514)

(2)	Other non-operating income and expense recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2015	2016	2017
Other non-operating income	272,610	132,272	84,361
Other non-operating expense	(102,126)	(133,582)	(190,083)

Total	170,484	(1,310)	(105,722)

(3)	Other non-operating incomes recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2015	2016	2017
Rental fee income	8,225	7,291	6,973
Gains on disposal of investment in joint ventures and associates	61,653	23,457	39,932
Gains on disposal of premises and equipment and other assets	6,814	1,885	5,028
Reversal of impairment loss on premises and equipment and other assets	539	3,581	666
Others(*)	195,379	96,058	31,762

Total	272,610	132,272	84,361

(*)	Others include the receipt of guaranteed payment, which was amounting to 132,784 million Won, during the year ended December 31, 2015 that the Group received in accordance with the final irrevocable verdict for the payment of commitment (Note 44).

(4)	Other non-operating expenses recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2015	2016	2017
Depreciation on investment properties	3,806	3,762	3,902
Interest expenses of rent leasehold deposits	688	496	459
Losses on disposal of investment in joint ventures and associates	10	15,060	38,713
Losses on disposal of premises and equipment and other assets	2,707	9,718	9,994
Impairment losses on premises and equipment and other assets	2,990	1,936	390
Donation	46,266	43,939	98,132
Others	45,659	58,671	38,493

Total	102,126	133,582	190,083

42. INCOME TAX EXPENSE

(1)	Income tax expenses are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2015	2016	2017
Current tax expense
Current tax expense in respect of the current year	362,552	332,996	471,669
Adjustments recognized in the current period in relation to the current tax of prior periods	(27,038)	(22,138)	(5,209)

Sub-total	335,514	310,858	466,460

Deferred tax expense
Deferred tax expense (benefit) relating to the origination and reversal of temporary differences	44,884	(18,766)	(47,464)
Less: Deferred tax charged directly to other comprehensive income	(3,844)	(16,236)	422

Sub-total	41,040	(35,002)	(47,042)

Income tax expense	376,554	275,856	419,418

(2)	Income tax expense (benefit) can be reconciled to net income (loss) before income tax expense as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2015	2016	2017
Net income before income tax expense	1,451,946	1,553,389	1,949,506
Income from continuing operations before income tax	1,451,946	1,553,389	1,949,506
Tax calculated at statutory tax rate(*)	350,909	375,458	471,318
Adjustments
Effect of income that is exempt from taxation	(56,247)	(75,166)	(55,983)
Effect of expense that is not deductible in determining taxable profit	50,152	13,664	22,254
Adjustments recognized in the current period in relation to the current tax of prior periods	(27,038)	(22,138)	(5,209)
Effect on deferred tax balances due to the change in income tax rate from 24.2% to 27.5% (effective January 1, 2018)	—	—	(35,987)
Others	58,778	(15,962)	23,025

Sub-total	25,645	(99,602)	(51,900)

Income tax expense	376,554	275,856	419,418
Effective tax rate
	25.93%	17.76%	21.51%

(*)	Applicable income tax rate; 1) 11% for below 200 million Won, 2) 22% for from 200 million Won to 20 billion Won, 3) 24.2% for above 20 billion Won.

(3)	Deferred tax assets and liabilities are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2015
	Beginning balance (*1)	Recognized as income (loss)	Recognized as other comprehensive income (loss)	Ending balance
Gain (loss) on financial assets at FVTPL	422,910	22,819	—	445,729
Gain (loss) on available-for-sale financial assets	(105,556)	94	(16,074)	(121,536)
Gain (loss) on valuation using the equity method of accounting	21,156	(14,936)	(1,114)	5,106
Gain (loss) on valuation of derivatives	(48,438)	8,664	—	(39,774)
Accrued income	(75,094)	(7,054)	—	(82,148)
Allowance for loan loss	(59,428)	8,924	—	(50,504)
Loan and receivables written off	6,921	47,304	—	54,225
Loan origination costs and fees	(88,476)	(15,436)	—	(103,912)
Defined benefit liability	151,666	26,912	24,845	203,423
Deposits with employee retirement insurance trust	(135,474)	(51,570)	—	(187,044)
Provision for guarantee	84,530	(15,305)	—	69,225
Other provision	37,029	(9,131)	—	27,898
Others	24,355	(42,324)	(11,501)	(29,470)

Net deferred tax assets	236,101	(41,039)	(3,844)	191,218

	For the year ended December 31, 2016
	Beginning balance	Recognized as income (loss)	Recognized as other comprehensive income (loss)	Ending balance
Gain on financial assets at FVTPL	445,729	(18,524)	—	427,205
Gain (loss) on AFS financial assets	(121,536)	57	(666)	(122,145)
Gain (loss) on valuation using the equity method of accounting	5,106	26,500	1,337	32,943
Gain (loss) on valuation of derivatives	(39,774)	(4,079)	—	(43,853)
Accrued income	(82,148)	12,188	—	(69,960)
Provision for loan losses	(50,504)	3,693	—	(46,811)
Loan and receivables written off	54,225	(310)	—	53,915
Loan origination costs and fees	(103,912)	(4,190)	—	(108,102)
Defined benefit liability	203,423	32,536	(10,914)	225,045
Deposits with employee retirement insurance trust	(187,044)	(39,277)	—	(226,321)
Provision for guarantee	69,225	(28,087)	—	41,138
Other provision	27,898	4,494	—	32,392
Others	(29,470)	50,001	(5,993)	14,538

Net deferred tax assets	191,218	35,002	(16,236)	209,984

(*1)	The beginning balance incorporates the deferred tax assets (liabilities) from subsidiaries that were reclassified into disposal group held for sale and disposal groups held for distribution to owners.

	For the year ended December 31, 2017
	Beginning balance	Recognized as income (expense)	Recognized as other comprehensive income (expense)	Ending balance
Gain on financial assets at FVTPL	427,205	70,996	—	498,201
Gain (loss) on AFS financial assets	(122,145)	1,011	(1,008)	(122,142)
Gain (loss) on valuation using the equity method of accounting	32,943	(6,473)	(1,904)	24,566
Gain (loss) on valuation of derivatives	(43,853)	33,806	(248)	(10,295)
Accrued income	(69,960)	8,972	—	(60,988)
Provision for loan losses	(46,811)	(886)	—	(47,697)
Loan and receivables written off	53,915	(44,138)	—	9,777
Loan origination costs and fees	(108,102)	(29,218)	—	(137,320)
Defined benefit liability	225,045	54,533	4,656	284,234
Deposits with employee retirement insurance trust	(226,321)	(61,012)	—	(287,333)
Provision for guarantee	41,138	(10,536)	—	30,602
Other provision	32,392	12,761	—	45,153
Others(*2)	14,538	17,227	(1,074)	30,691

Net deferred tax assets	209,984	47,043	422	257,449

(*2)	Among the deferred tax assets and liabilities classified as ‘Others,’ the deferred tax asset arising from accumulated deficit amounts to 15,652 million Won.

(4)	Unrecognised temporary differences are as follows (Unit: Korean Won in millions):

	December 31, 2016	December 31, 2017
Deductible temporary differences(*)	59,803	126,818
Unused tax losses	192,138	96,135
Taxable temporary differences(*)	(1,263,200)	(1,298,586)

Total	(1,011,259)	(1,075,633)

(*)	The amounts in the tabular disclosure at 31 December 2016 have been restated by (164,649) million Won relating to Deductible temporary differences and (394,659) million Won relating to Taxable temporary differences, respectively, due to an error in the previous year’s disclosure.

(5)	Deferred tax charged directly to other comprehensive income is as follows (Unit: Korean Won in millions):

	December 31, 2016	December 31, 2017
Loss on available-for-sale financial assets	(113,161)	(114,169)
Share of other comprehensive gain (loss) of jointly controlled entities and associates	950	(954)
Gain on foreign currency translation of foreign operations	16,930	15,855
Remeasurements	51,661	56,317
Loss on valuation of cash flow hedges	—	(248)

Total	(43,620)	(43,199)

(6)	Current tax assets and liabilities are as follows (Unit: Korean Won in millions):

	December 31, 2016	December 31, 2017
Current tax assets	6,229	4,722
Current tax liabilities	171,192	232,600

(7)	Deferred tax assets and liabilities are as follows (Unit: Korean Won in millions):

	December 31, 2016	December 31, 2017
Deferred tax assets	232,007	280,130
Deferred tax liabilities	22,023	22,681

Net deferred tax assets	209,984	257,449

43.	EARNINGS PER SHARE (“EPS”)

Basic EPS is calculated by dividing net income by weighted average number of common shares outstanding (Unit: Korean Won in millions except for EPS and number of shares):

	For the years ended December 31
	2015	2016	2017
Net income attributable to common shareholders	1,059,157	1,261,266	1,512,148
Dividends to hybrid securities	(183,320)	(206,515)	(167,072)
Net income attributable to common shareholders	875,837	1,054,751	1,345,076
Weighted average number of common shares outstanding	673 million shares	673 million shares	673 million shares
Basic Earnings Per Share	1,301	1,567	1,999

Diluted EPS is equal to basic EPS because there is no dilution effect for the year ended December 31, 2015, 2016 and 2017.

44.	CONTINGENT LIABILITIES AND COMMITMENTS

(1)	Details of guarantees are as follow (Unit: Korean Won in millions):

	December 31, 2016	December 31, 2017
Confirmed guarantees
Guarantee for loans	79,566	157,299
Acceptances	504,354	320,519
Letters of guarantees	97,606	108,238
Other confirmed guarantees	7,588,661	6,288,965

Total	8,270,187	6,875,021

Unconfirmed guarantees
Local letter of credit	397,588	383,117
Letter of credit	3,844,345	3,637,787
Other unconfirmed guarantees	859,768	505,689

Total	5,101,701	4,526,593

CP purchase commitments and others	1,389,896	1,458,101

(2)	Details of loan commitments and others are as follow (Unit: Korean Won in millions):

	December 31, 2016	December 31, 2017
Loan commitments	83,795,496	80,760,325
Other commitments	4,840,593	4,546,090

(3)	Litigation case

The Group had filed lawsuits as follows (Unit: Korean Won in millions except for number of cases):

	December 31, 2016		December 31, 2017
	As plaintiff	As defendant	As plaintiff	As defendant
Number of cases	88 cases	175 cases	83 cases	155 cases
Amount of litigation	308,848	246,465	413,267	244,767
Allowance for litigations		5,946		9,277

(4)	Other

The Group provides clearance services for payments in Korean Won in order to facilitate trade transactions between Korea and Iran. In connection with these services, the Group is currently being investigated by US government agencies including US prosecutors(United States Attorney’s Office and New York State Attorney General’s Office) as to whether the Group has violated United States laws by participating in prohibited transactions involving countries sanctioned by the US.

45. RELATED PARTY TRANSACTIONS

Related parties of the Group and assets and liabilities recognized and major transactions with the related parties during the current and prior periods are as follows:

(1)	Related parties

Related parties
Associates	Kumho Tires Co., Inc., Woori Service Networks Co., Ltd., Korea Credit Bureau Co., Ltd., Korea Finance Security Co., Ltd., Chin Hung International Inc., Poonglim Industrial Co., Ltd., STX Engine Co., Ltd, STX Corporation, 2016KIF-IMM Woori Bank Technology Venture Fund, K BANK Co., Ltd., Well to Sea No. 3 Private Equity Fund, and Others (Dongwoo C & C Co., Ltd. and other 22 associates)

(2)	Assets and liabilities from transactions with related parties are as follows (Unit: Korean Won in millions):

Related party		A title of account	December 31, 2016	December 31, 2017
Corporation that have significant influence over the Group	KDIC(*1)	Loans	9	—
		Other assets	270,041	—
		Deposits due to customers	1,894,631	—
		Other liabilities	15,568	—

Associates	Kumho Tires Co., Inc.	Loans	299,523	170,917
		Allowance for credit loss	(715)	(156,712)
		Deposits due to customers	45,957	666
		Other liabilities	50	50

	Woori Blackstone Korea Opportunity Private Equity Fund No.1	Other assets	34	—
		Other liabilities	306	—

	Woori Service Networks Co., Ltd.	Loans	29	45
		Deposits due to customers	2,572	1,311
		Other liabilities	393	357

	Korea Credit Bureau Co., Ltd.	Loans	2	6
		Deposits due to customers	5,069	5,586
		Other liabilities	40	54

	Korea Finance Security Co., Ltd.	Loans	55	56
		Deposits due to customers	2,801	2,854
		Other liabilities	6	7

	Chin Hung International Inc.	Loans	4,320	408
		Allowance for credit loss	(4,287)	(22)
		Deposits due to customers	14,047	46,220
		Other liabilities	279	1,658

	Poonglim Industrial Co., Ltd.	Deposits due to customers	283	4

Related party	A title of account	December 31, 2016	December 31, 2017
STX Engine Co., Ltd.	Loans	107,974	106,176
	Allowance for credit loss	(89,531)	(88,734)
	Deposits due to customers	13,260	18,092
	Other liabilities	588	29

Samho International Co., Ltd.(*2)	Loans	37,327	—
	Allowance for credit loss	(717)	—
	Deposits due to customers	82,917	—
	Other liabilities	216	—

STX Corporation	Loans	144,035	47,711
	Allowance for credit loss	(92,643)	(31,210)
	Deposits due to customers	14,412	77,555
	Other liabilities	90	80

K BANK Co., Ltd.	Loans	—	212
	Other assets	325	—

Well to Sea No.3 Private Equity Fund(*3)	Loans	—	73,810
	Allowance for credit loss	—	(39)
	Deposits due to customers	—	61
	Other liabilities	—	27

Others(*4)	Loans	619	499
	Allowance for credit loss	(253)	(471)
	Other assets	8	1
	Deposits due to customers	4,460	2,906
	Other liabilities	60	73

(*1)	As its ownership interest in the Group is lower than 20% as of December 31, 2017, it has been excluded from the corporation that have significant influence over the Group.
(*2)	As the Group sold its entire ownership interest of the entity, it is excluded from the investment in associates during the years ended December 31, 2017.
(*3)	Due to capital contribution by the Group during the years ended December 31, 2017, the entity was included in the investment in associates.
(*4)	Others include Saman Corporation, Kyesan Engineering Co., Ltd., Hyunwoo International Co., Ltd., DAEA SNC Co., Ltd. and others as of December 31, 2016 and 2017.

(3)	Gain or loss from transactions with related parties are as follows (Unit: Korean Won in millions):

			For the years ended December 31
Related party		A title of account	2015	2016	2017
Corporation that have significant influence over the group	KDIC(*3)	Interest income	22,237	11,778	—
		Interest expenses	23,584	20,966	15,331
		Impairment losses due to credit loss (reversal of allowance for credit loss)	29	—	—

Associates	Kumho Tires Co., Ltd.	Interest income	2,698	2,430	2,641
		Fees income	6	6	5
		Interest expenses	205	68	1
		Impairment losses due to credit loss (reversal of allowance for credit loss)	(2,353)	162	155,997

	Woori Blackstone Korea Opportunity Private Equity Fund No.1	Fees income	1,437	1,364	6,225

	Woori Service Networks Co., Ltd.	Other income	28	29	30
		Interest expenses	83	49	24
		Fees expenses	821	985	543
		Other expenses	228	222	507
		Impairment losses due to credit loss	2	—	—

	Korea Credit Bureau Co., Ltd.	Interest expenses	74	138	82
		Fees expenses	1,690	1,915	2,079

	Korea Finance Security Co., Ltd.	Interest expenses	39	10	12
		Fees expenses	93	110	—
		Impairment losses due to credit loss (reversal of allowance for credit loss)	(3)	—	—

	Chin Hung International Inc.	Interest income	807	240	364
		Fees income	1	1	1
		Interest expenses	35	28	27
		Reversal of allowance for credit loss	(534)	(481)	(4,265)

	Poonglim Industrial Co., Ltd.	Interest expenses	11	2	—
		Impairment losses due to credit loss (reversal of allowance for credit loss)	(1,565)	(1,557)	—

	Ansang Tech Co., Ltd.(*1)	Reversal of allowance for credit loss	(38)	—	—

	STX Engine Co., Ltd.	Interest income	1,358	1,348	1,417
		Fees income	67	58	28
		Interest expenses	46	97	147
		Impairment losses due to credit loss	20,524	63,866	(797)

			For the years ended December 31
Related party		A title of account	2015	2016	2017
Associates	Samho International Co., Ltd.(*4)	Interest income	1,015	916	486
		Fees income	3	5	5
		Interest expenses	981	525	334
		Reversal of allowance for credit loss	(2,098)	(5,166)	(717)

	Force TEC C Co., Ltd.(*5)	Interest income	249	153	—
		Impairment losses due to credit loss (reversal of allowance for credit loss)	5,900	—	—

	Hana Engineering & Construction Co., Ltd.(*2)	Reversal of allowance for credit loss	(98)	—	—

	STX Corporation	Interest income	1,729	1,039	219
		Fees income	89	75	30
		Interest expenses	6	7	4
		Impairment losses due to credit loss (reversal of allowance for credit loss)	(4,060)	73,457	(61,432)

	Osung LST Co., Ltd.(*2)	Interest income	226	170	—
		Interest expenses	16	1	—
		Reversal of allowance for credit loss	(223)	(338)	—

	Woori Columbus 1st Private Equity Fund	Fees income	546	308	272

	Ilyang Construction Co., Ltd.(*2)	Impairment losses due to credit loss	215	—	—

	K BANK Co., Ltd.(*6)	Fees income	—	296	—
		Other income	—	1,638	1,051

	Well to Sea No.3	Interest incomes	—	—	982

	Private Equity Fund(*7)	Interest expenses	—	—	4
		Impairment losses due to credit loss	—	—	39

	Others(*8)	Interest expenses	—	17	13
		Impairment losses due to credit loss	—	253	218

(*1)	As the Group sold its ownership interests in the entities during the year ended December 31, 2015, these entities were excluded from the investment in associates.
(*2)	As the Group sold its ownership interests in the entities during the year ended December 31, 2016, these entities were excluded from the investment in associates.
(*3)	As its ownership interest in the Group is lower than 20% as of December 31, 2017, it has been exclude from the corporation that have significant influence over the Group.
(*4)	As the Group sold its entire ownership interest of the entity, it is excluded from the investment in associates during the years ended December 31, 2017.

(*5)	The entity is not in scope for the associates as of December 31, 2017, because the Group does not have significant influence over the entity due to the fact that it is going through workout process under receivership.
(*6)	Due to capital contribution during the year ended December 31, 2016, the entity has been included in the investment in associates.
(*7)	Due to capital contribution by the Group during the year ended December 31, 2017, the entity was included in the investment in associates.
(*8)	Others include Saman Corporation, Kyesan Engineering Co., Ltd., Hyunwoo International Co., Ltd., DAEA SNC Co., Ltd. and others as of December 31, 2017, and Saman Corporation, Kyesan Engineering Co., Ltd., Gachi Staff Co., Ltd., QTS Shipping Co., Ltd., and others were included as of December 31, 2016, respectively.

(4)	Guarantees provided to the related parties are as follows (Unit: Korean Won in millions):

	December 31, 2016	December 31, 2017
KDIC(*1)	1,500,000	—	Loan commitment
Kumho Tires Co., Inc.	24,187	4,181	Letter of credit and others
	126,435	636	Loan commitment
Korea Finance Security Co., Ltd.	205	204	Loan commitment
Korea Credit Bureau Co., Ltd.	33	29	Loan commitment
Woori Service Networks Co., Ltd.	171	155	Loan commitment
Chin Hung International Inc.	40,904	31,891	Loan commitment
STX Engine Co., Ltd.	63,103	68,858	Letter of credit and others
	685	—	Loan commitment
SamHo Co., Ltd.(*2)	30,083	—	Loan commitment
STX corporation	24,316	17,557	Letter of credit and others
	71	53	Loan commitment
Well to Sea No.3 Private Equity Fund(*3)	—	236,190	Loan commitment

(*1)	As its ownership interest in the Group is lower than 20% as of December 31, 2017, it has been exclude from the corporation that have significant influence over the Group.
(*2)	As the Group sold its entire ownership interest of the entities during the year ended December 31, 2017, they are excluded from the investment in associates.
(*3)	Due to capital contribution by the Group during the year ended December 31, 2017, the entity was included in the investment in associates.

For the guarantee provided to the related parties, the Group recognized provisions for guarantees amounting to 70,587 million Won and 71,459 million Won, as of December 31, 2016 and 2017, respectively.

(5)	Compensation for key management is as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2015(*)	2016	2017
Short term benefits	10,288	9,523	12,024
Severance payments	473	424	472

Total	10,761	9,947	12,496

(*)	As the scope of the compensation for key management disclosure has changed, the comparative amounts are restated.

Key management includes registered executives and non-registered executives. Outstanding assets and liabilities from transactions with key management amount to 2,439 million Won and 6,309 million Won, respectively, as of December 31, 2017. With respect to the assets, the Group has not recognized any allowance, nor provision.

46. BUSINESS COMBINATION

(1)	Acquisition of Woori Wealth Bank in Philippines in 2016

The Group acquired 51% interest ownership in Wealth Development Bank, a savings bank in Philippines, in October 2016. As the residual shares of 49% is owned by Viscal group, which operates retail businesses, the Group plans to expand its business operation through retail channels of Viscal group.

(2)	Establishment of Woori Bank Vietnam Limited in 2016

The Group established Woori Bank Vietnam (capitalized at 3 trillion VND) in October 2016, upon the approval from Vietnam Central Bank and commenced its operation on January 3, 2017. The Group has been operating two branches in Hanoi and Ho Chi Minh, and newly established the subsidiary in order for further expansion of its retail banking business in Vietnam.

(3) Acquisition accounting in 2016 (Unit: Korean Won in millions)

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

47. SUBSEQUENT EVENTS

There have been no significant events between December 31, 2017 and the date of issuance of these consolidated financial statements which would require a change to or additional disclosure in the accounts.