Form 20-F
period 2019-12-31
WOORI FINANCIAL GROUP INC.
filed 2020-04-29
CIK 1264136

As filed with the Securities and Exchange Commission on April 29, 2020

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

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

Telephone No.: +82-2-2125-2050

Facsimile No.: +82-0505001-0451

(Name, telephone, e-mail and/or facsimile number and address of company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading symbol	Name of each exchange on which registered
American Depositary Shares, each representing three shares of Common Stock	WF	New York Stock Exchange
Common Stock, par value ￦5,000 per share	WF	New York Stock Exchange*

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

722,267,681 shares of Common Stock, par value ￦5,000 per share

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.    ☒  Yes    ☐  No

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

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

The financial statements included in this annual report are prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or the IASB.

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

The stock transfer constituted a succession for purposes of Rule 12g-3(a) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), such that our common stock was deemed registered under Section 12(b) of the Exchange Act by operation of Rule 12g-3(a). Following the stock transfer, we file reports under the Exchange Act as the successor issuer to Woori Bank.

In our consolidated financial statements for financial reporting periods beginning on or after January 1, 2019, the stock transfer is accounted for as a transaction among entities under common control applying the pooling of interests method of accounting. We initially recognized the transferred assets and liabilities at their book value as of the date of the stock transfer in such consolidated financial statements, and no goodwill was recognized in connection with the transaction.

The consolidated financial statements included in this annual report as of dates and for periods prior to the date of our establishment in January 2019 pursuant to the stock transfer were prepared based on the consolidated financial statements for Woori Bank and its subsidiaries, except that Woori FIS Co., Ltd., Woori Finance Research Institute Co., Ltd., Woori Credit Information Co., Ltd., Woori Fund Services Co., Ltd. and Woori Private Equity Asset Management Co., Ltd. were consolidated on a line-by-line basis instead of being presented as assets and liabilities held for distribution. Unless expressly stated otherwise, historical financial data included in this annual report as of dates and for periods prior to our establishment are for Woori Bank and its subsidiaries, on a consolidated basis, with the foregoing modification. For further information regarding the accounting treatment of the stock transfer, see Note 42 of the notes to our consolidated financial statements included elsewhere in this annual report.

Unless otherwise indicated or required by the context, “we,” “us,” “our” and similar terms used in this annual report refer to Woori Financial Group and its subsidiaries (including Woori Bank) and, for periods prior to our establishment, refer to Woori Bank and its subsidiaries.

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

For your convenience, this annual report contains conversions of Won amounts into U.S. dollars at the noon buying rate of the Federal Reserve Bank of New York for Won in effect on December 31, 2019, which was ￦1,155.5 = US$1.00.

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

The selected consolidated financial and operating data set forth below as of and for the years ended December 31, 2015, 2016, 2017, 2018 and 2019 have been derived from our audited consolidated financial statements, which have been prepared in accordance with IFRS as issued by the IASB. Our consolidated financial statements as of and for the years ended December 31, 2015, 2016, 2017, 2018 and 2019 have been audited by Deloitte Anjin LLC, an independent registered public accounting firm.

IFRS 9 Financial Instruments, or IFRS 9, is effective for annual periods beginning on or after January 1, 2018 and replaces International Accounting Standard 39 Financial Instruments: Recognition and Measurement, or IAS 39. We have applied IFRS 9 in our consolidated financial statements as of and for the years ended December 31, 2018 and 2019 included elsewhere in this annual report. As permitted by the transition rules of IFRS 9, our consolidated financial statements as of and for the year ended December 31, 2017 included elsewhere in this annual report have not been restated to retroactively apply IFRS 9. For information regarding the impact of the application of IFRS 9 to our consolidated financial statements, see Note 2-(1)-3)-a) of the notes to our consolidated financial statements included elsewhere in this annual report.

You should read the following data together with the more detailed information contained in “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements included elsewhere in this annual report. Historical results do not necessarily predict future results.

Consolidated Statement of Comprehensive Income Data

	Year ended December 31,
	2015		2016		2017		2018		2019		2019(1)
	(in billions of Won except per share data)										(in millions of US$ except per share data)
Interest income	￦	8,698	￦	8,512	￦	8,551	￦	9,684	￦	10,577	US$	9,153
Interest expense		(3,936)		(3,492)		(3,330)		(4,033)		(4,683)		(4,053)

Net interest income		4,762		5,020		5,221		5,651		5,894		5,100
Fees and commissions income		1,757		1,865		2,069		1,681		1,709		1,479
Fees and commissions expense		(781)		(928)		(999)		(611)		(606)		(525)

Net fees and commissions income		976		937		1,070		1,070		1,103		954
Dividend income		103		185		125		91		108		93
Net gain on financial instruments at fair value through profit or loss (IFRS 9)		—		—		—		214		25		22
Net gain (loss) on financial instruments at fair value through profit or loss (IAS 39)		240		114		(105)		—		—		—
Net gain on financial assets at fair value through other comprehensive income		—		—		—		2		11		10
Net gain (loss) on available-for-sale financial assets		(3)		(1)		193		—		—		—
Net gain arising on financial assets at amortized cost		—		—		—		80		102		88
Impairment losses due to credit loss		(966)		(834)		(785)		(330)		(374)		(324)
General and administrative expenses		(3,151)		(3,479)		(3,531)		(3,624)		(3,766)		(3,259)
Other net operating expenses(2)		(610)		(368)		(31)		(395)		(303)		(261)

Operating income		1,351		1,574		2,157		2,759		2,800		2,423
Share of gain (loss) of joint ventures and associates		(70)		(20)		(101)		3		84		73
Other net non-operating income (expense)		171		(1)		(106)		43		(161)		(139)

Non-operating income (loss)		101		(21)		(207)		46		(77)		(66)
Net income before income tax expense		1,452		1,553		1,950		2,805		2,723		2,357
Income tax expense		(377)		(276)		(420)		(753)		(685)		(593)

Net income from continuing operations		1,075		1,277		1,530		2,052		2,038		1,764
Net income (loss) from discontinued operations		—		—		—		—		—		—

Net income	￦	1,075	￦	1,277	￦	1,530	￦	2,052	￦	2,038	US$	1,764

Net loss on valuation of equity securities at fair value through other comprehensive income		—		—		—		(31)		(58)		(50)
Items out of change in equity method securities due to change in equity of investee that will not be reclassified to profit or loss		—		—		(3)		—		—		—
Remeasurement gain (loss) related to defined benefit plan		(78)		34		10		(85)		(35)		(30)

Items that will not be reclassified to profit or loss		(78)		34		7		(116)		(93)		(80)
Net gain on valuation of debt securities at fair value through other comprehensive income		—		—		—		33		44		38
Gain (loss) on available-for-sale financial assets		72		13		(85)		—		—		—
Share of other comprehensive income (loss) of joint ventures and associates		3		(8)		4		3		1		1
Gain (loss) on foreign currency translation of foreign operations		34		29		(208)		(4)		102		88
Gain (loss) on valuation of cash flow hedge		—		10		1		(5)		(2)		(2)
Other comprehensive income (loss) on valuation of assets held for sale		—		—		4		(4)		—		—

Items that may be reclassified to profit or loss		109		44		(284)		23		145		125
Other comprehensive income (loss), net of tax		31		78		(277)		(93)		52		45

Total comprehensive income	￦	1,106	￦	1,355	￦	1,253	￦	1,959	￦	2,090	US$	1,809

Net income attributable to owners	￦	1,059	￦	1,261	￦	1,512	￦	2,033	￦	1,872	US$	1,620
Income from continuing operations		1,059		1,261		1,512		2,033		1,872		1,620
Income (loss) from discontinued operations		—		—		—		—		—		—
Net income attributable to non-controlling interests	￦	16	￦	16	￦	18	￦	19	￦	166	US$	144
Income from continuing operations		16		16		18		19		166		144
Loss from discontinued operations		—		—		—		—		—		—
Comprehensive income attributable to owners		1,095		1,332		1,249		1,944		1,914		1,658
Comprehensive income attributable to non-controlling interests		11		23		4		15		176		151
Basic and diluted earnings from continuing and discontinued operations per share	￦	1,301	￦	1,567	￦	1,999	￦	2,796	￦	2,727	US$	2.360
Basic and diluted earnings from continuing operations per share		1,301		1,567		1,999		2,796		2,727		2.360
Per common share data:
Net income per share—basic	￦	1,301	￦	1,567	￦	1,999	￦	2,796	￦	2,727	US$	2.360
Weighted average common shares outstanding—basic (in thousands)		673,271		673,271		673,271		673,271		685,489		685,489
Net income per share—diluted	￦	1,301	￦	1,567	￦	1,999	￦	2,796	￦	2,727	US$	2.360
Weighted average common shares outstanding—diluted (in thousands)		673,271		673,271		673,271		673,271		685,489		685,489
Cash dividends paid per share	￦	500	￦	400	￦	500	￦	650	￦	700	US$	0.61

(1)

Won amounts are expressed in U.S. dollars at the rate of ￦1,155.5 to US$1.00, the noon buying rate in effect on December 31, 2019 as quoted by the Federal Reserve Bank of New York in the United States.

(2)	For a description of “Other net operating expenses,” see Note 36 of the notes to our consolidated financial statements.

Consolidated Statement of Financial Position Data

	As of December 31,
	2015		2016		2017		2018		2019		2019(1)
	(in billions of Won)										(in millions of US$)
Assets
Cash and cash equivalents	￦	6,644	￦	7,591	￦	6,908	￦	6,748	￦	6,393	US$	5,532
Financial assets at fair value through profit or loss (IFRS 9)		—		—		—		6,126		8,069		6,983
Financial assets at fair value through profit or loss (IAS 39)		5,133		5,651		5,843		—		—		—
Financial assets at fair value through other comprehensive income		—		—		—		18,063		27,731		23,999
Available-for-sale financial assets		17,171		20,818		15,353		—		—		—
Securities at amortized cost		—		—		—		22,933		20,321		17,586
Held-to-maturity financial assets		13,622		13,910		16,749		—		—		—
Loans and other financial assets at amortized cost		—		—		—		282,458		293,718		254,191
Loans and receivables		244,842		258,393		267,106		—		—		—
Investments in joint ventures and associates		644		439		417		362		806		698
Investment properties		351		358		371		378		280		243
Premises and equipment		2,471		2,458		2,478		2,450		3,365		2,912
Intangible assets and goodwill		420		484		519		598		844		731
Assets held for sale		18		2		49		18		11		9
Net defined benefit assets		—		—		—		—		3		2
Current tax assets		7		6		5		21		47		41
Deferred tax assets		210		232		280		59		39		34
Derivative assets (designated for hedging)		183		141		59		36		121		105
Other assets(2)		143		200		158		197		233		202

Total assets	￦	291,859	￦	310,683	￦	316,295	￦	340,447	￦	361,981	US$	313,268

Liabilities
Financial liabilities at fair value through profit or loss (IFRS 9)	￦	—	￦	—	￦	—	￦	2,283	￦	2,958	US$	2,560
Financial liabilities at fair value through profit or loss (IAS 39)		3,461		3,803		3,428		—		—		—
Deposits due to customers		209,142		221,020		234,695		248,691		264,686		229,066
Borrowings		20,034		18,770		14,785		16,203		18,999		16,442
Debentures		21,899		23,566		27,869		28,736		30,858		26,705
Provisions		517		429		410		391		444		384
Net defined benefit liability		99		65		43		173		92		80
Current tax liabilities		109		171		233		159		183		158
Deferred tax liabilities		19		22		23		18		134		116
Derivative liabilities (designated for hedging)		—		7		68		51		7		6
Other financial liabilities(3)		16,964		21,985		13,892		21,443		17,707		15,324
Other liabilities(4)		305		299		284		346		420		365

Total liabilities	￦	272,549	￦	290,137	￦	295,730	￦	318,494	￦	336,488	US$	291,206

Equity
Owners’ equity
Capital stock	￦	3,381	￦	3,381	￦	3,381	￦	3,381	￦	3,611	US$	3,125
Hybrid securities		3,334		3,575		3,018		3,162		998		863
Capital surplus		294		286		286		286		626		542
Other equity(5)		(1,547)		(1,468)		(1,939)		(2,214)		(2,249)		(1,947)
Retained earnings		13,726		14,612		15,620		17,125		18,525		16,032
Non-controlling interests		122		160		199		213		3,982		3,447

Total equity	￦	19,310	￦	20,546	￦	20,565	￦	21,953	￦	25,493	US$	22,062

Total liabilities and equity	￦	291,859	￦	310,683	￦	316,295	￦	340,447	￦	361,981	US$	313,268

(1)

Won amounts are expressed in U.S. dollars at the rate of ￦1,155.5 to US$1.00, the noon buying rate in effect on December 31, 2019 as quoted by the Federal Reserve Bank of New York in the United States.

(2)	For a description of “other assets,” see Note 19 of the notes to our consolidated financial statements.
(3)	For a description of “other financial liabilities,” see Note 25 of the notes to our consolidated financial statements.
(4)	For a description of “other liabilities,” see Note 25 of the notes to our consolidated financial statements.
(5)	For a description of “other equity,” see Note 28-(1) of the notes to our consolidated financial statements.

Profitability Ratios and Other Data

	Year ended December 31,
	2015		2016		2017		2018		2019
	(in billions of Won except percentages)
Return on average assets(1)		0.37%		0.41%		0.49%		0.62%		0.53%
Return on average equity(2)		5.62		6.26		7.25		9.36		9.00
Net interest spread(3)		1.67		1.65		1.69		1.74		1.66
Net interest margin(4)		1.74		1.71		1.74		1.80		1.74
Cost-to-income ratio(5)		66.22		66.48		60.79		59.98		59.56
Average owners’ equity as a percentage of average total assets		6.63		6.60		6.71		6.67		6.86
Total revenue(6)	￦	10,795	￦	10,675	￦	10,833	￦	11,752	￦	12,532
Operating expense(7)		8,478		8,267		7,891		8,663		9,358
Operating margin(8)		2,317		2,408		2,942		3,089		3,174
Operating margin as a percentage of total revenue		21.46%		22.56%		27.16%		26.28%		25.33%

(1)

Represents net income attributable to owners as a percentage of average total assets. Average balances are based on daily balances for Woori Bank and on quarterly balances for all of our other subsidiaries and our structured companies.

(2)

Represents net income attributable to owners as a percentage of average owners’ equity. Average balances are based on daily balances for Woori Bank and on quarterly balances for all of our subsidiaries and our structured companies.

(3)	Represents the difference between the yield on average interest-earning assets and cost of average interest-bearing liabilities.
(4)	Represents the ratio of net interest income to average interest-earning assets.
(5)	Represents the ratio of non-interest expense (excluding impairment losses due to credit loss) to the sum of net interest income and non-interest income.
(6)

Represents the sum of interest income, dividend income, fees and commissions income, net gain (loss) on financial instruments at fair value through profit or loss, net gain on financial assets at fair value through other comprehensive income and net gain arising on financial assets at amortized cost (or net gain (loss) on available-for-sale financial assets).

The following table shows how total revenue is calculated:

	Year ended December 31,
	2015		2016		2017		2018		2019
	(in billions of Won)
Interest income	￦	8,698	￦	8,512	￦	8,551	￦	9,684	￦	10,577
Fees and commissions income		1,757		1,865		2,069		1,681		1,709
Dividend income		103		185		125		91		108
Net gain on financial instruments at fair value through profit or loss (IFRS 9)		—		—		—		214		25
Net gain (loss) on financial instruments at fair value through profit or loss (IAS 39)		240		114		(105)		—		—
Net gain on financial assets at fair value through other comprehensive income		—		—		—		2		11
Net gain (loss) on available-for-sale financial assets		(3)		(1)		193		—		—
Net gain arising on financial assets at amortized cost		—		—		—		80		102

Total revenue	￦	10,795	￦	10,675	￦	10,833	￦	11,752	￦	12,532

(7)

Represents interest expense, fees and commissions expense, general and administrative expense and other net operating expense, excluding impairment losses due to credit loss of ￦966 billion, ￦834 billion, ￦785 billion, ￦330 billion and ￦374 billion for 2015, 2016, 2017, 2018 and 2019, respectively.

The following table shows how operating expense is calculated:

	Year ended December 31,
	2015		2016		2017		2018		2019
	(in billions of Won)
Interest expense	￦	3,936	￦	3,492	￦	3,330	￦	4,033	￦	4,683
Fees and commissions expense		781		928		999		611		606
General and administrative expense		3,151		3,479		3,531		3,624		3,766
Other net operating expenses		610		368		31		395		303

Operating expense	￦	8,478	￦	8,267	￦	7,891	￦	8,663	￦	9,358

(8)	Represents total revenue less operating expense.

Asset Quality Data

	As of December 31,
	2015		2016		2017		2018		2019
	(in billions of Won, except percentages)
Total loans(1)	￦	227,169	￦	236,801	￦	252,793	￦	262,034	￦	271,993
Total non-performing loans(2)		2,909		2,080		1,853		1,329		1,157
Other impaired loans not included in non-performing loans		339		335		374		292		229
Total non-performing loans and other impaired loans		3,248		2,415		2,227		1,621		1,386
Total allowance for credit losses		2,051		1,851		1,770		1,778		1,575
Non-performing loans as a percentage of total loans		1.28%		0.88%		0.73%		0.51%		0.43%
Non-performing loans as a percentage of total assets		1.00		0.67		0.59		0.39		0.32
Total non-performing loans and other impaired loans as a percentage of total loans		1.43		1.02		0.88		0.62		0.51
Allowance for credit losses as a percentage of total loans		0.90		0.78		0.70		0.68		0.58

(1)	Not including due from banks and other financial assets (or other receivables), and prior to deducting allowance for credit losses and present value discount or reflecting deferred origination costs.
(2)

Defined as those loans that are past due by 90 days or more or classified as substandard or below based on the Financial Services Commission’s asset classification criteria. See “Item 4.B. Business Overview—Assets and Liabilities—Asset Quality of Loans—Loan Classifications.”

Selected Financial Information

Average Balances and Related Interest

The following tables show our average balances and interest rates for the past three years:

	Year ended December 31,
	2017					2018					2019
	Average Balance(1)		Interest Income(2)		Average Yield	Average Balance(1)		Interest Income(2)		Average Yield	Average Balance(1)		Interest Income(2)		Average Yield
	(in billions of Won, except percentages)
Assets
Interest-earning assets
Due from banks	￦	15,594	￦	83	0.53%	￦	16,027	￦	113	0.71%	￦	16,045	￦	141	0.88%
Loans(3)
Commercial and industrial		95,349		3,141	3.29		104,269		3,437	3.30		110,291		3,604	3.27
Trade financing		12,155		240	1.97		11,916		315	2.64		11,112		295	2.65
Lease financing(4)		35		1	3.73		111		4	3.52		191		2	3.92
Other commercial		9,064		211	2.33		11,038		270	2.45		9,460		243	2.57
General purpose household(5)		66,420		2,287	3.44		67,042		2,647	3.95		71,413		2,928	4.10
Mortgage		47,545		1,405	2.96		48,445		1,559	3.22		53,296		1,717	3.22
Credit cards(2)		6,772		551	8.14		7,445		600	8.06		7,358		655	8.90

Total loans		237,340		7,836	3.30		250,266		8,832	3.53		263,121		9,444	3.59
Securities
Trading(6)		2,712		53	1.95		3,955		54	1.37		4,091		51	1.25
Investment(7)		32,881		548	1.67		32,404		657	2.03		43,568		911	2.09

Total securities		35,593		601	1.69		36,359		711	1.96		47,659		962	2.02
Other		11,164		31	0.28		11,990		28	0.23		12,809		30	0.23

Total average interest earning assets		299,691		8,551	2.85		314,642		9,684	3.08		339,634		10,577	3.11

Total average non-interest earning assets		11,104		—	—		11,144		—	—		15,428		—	—

Total average assets	￦	310,795	￦	8,551	2.75%	￦	325,786	￦	9,684	2.97%	￦	355,062	￦	10,577	2.98%

	Year ended December 31,
	2017					2018					2019
	Average Balance(1)		Interest Expense		Average Cost	Average Balance(1)		Interest Expense		Average Cost	Average Balance(1)		Interest Expense		Average Cost
	(in billions of Won, except percentages)
Liabilities
Interest-bearing liabilities
Deposits due to customers
Demand deposits	￦	8,319	￦	52	0.63%	￦	8,512	￦	51	0.60%	￦	8,213	￦	35	0.43%
Time and savings deposits		186,277		2,008	1.08		196,806		2,418	1.23		211,732		2,814	1.33
Certificates of deposit		4,553		78	1.71		5,091		104	2.04		4,760		105	2.21
Other deposits		24,444		242	0.99		26,254		344	1.31		28,930		471	1.63

Total deposits		223,593		2,380	1.06		236,663		2,917	1.23		253,635		3,425	1.35
Borrowings		17,669		238	1.35		15,752		307	1.95		19,258		383	1.99
Debentures		25,865		639	2.47		27,613		720	2.61		29,536		777	2.63
Other		19,037		73	0.38		20,146		89	0.44		21,426		98	0.46

Total average interest-bearing liabilities		286,164		3,330	1.16		300,174		4,033	1.34		323,855		4,683	1.45

Total average non-interest-bearing liabilities		3,767		—	—		3,896		—	—		6,855		—	—

Total average liabilities		289,931		3,330	1.15		304,070		4,033	1.33		330,710		4,683	1.42

Total average equity		20,864		—	—		21,716		—	—		24,352		—	—

Total average liabilities and equity	￦	310,795	￦	3,330	1.07%	￦	325,786	￦	4,033	1.24%	￦	355,062	￦	4,683	1.32%

(1)	Average balances are based on daily balances for Woori Bank and on quarterly balances for all of our other subsidiaries and our structured companies.

(2)	Interest income from credit cards is derived from interest on credit card loans and credit card installment purchases.
(3)	Not including other financial assets (or other receivables), and prior to deducting allowance for credit losses and present value discount or reflecting deferred origination costs.
(4)	Includes automobile lease financing to consumer borrowers.
(5)	Includes home equity loans.
(6)	Includes financial assets at fair value through profit or loss.
(7)	Includes financial assets at fair value through other comprehensive income and securities at amortized cost (or available-for-sale financial assets and held-to-maturity financial assets).

Analysis of Changes in Net Interest Income—Volume and Rate Analysis

The following table provides an analysis of changes in interest income, interest expense and net interest income based on changes in volume and changes in rate for 2018 compared to 2017 and 2019 compared to 2018. Information is provided with respect to: (1) effects attributable to changes in volume (changes in volume multiplied by prior rate) and (2) effects attributable to changes in rate (changes in rate multiplied by prior volume). Changes attributable to the combined impact of changes in rate and volume have been allocated proportionately to the changes due to volume changes and changes due to rate changes.

	2018 vs. 2017 Increase/(decrease) due to changes in						2019 vs. 2018 Increase/(decrease) due to changes in
	Volume		Rate		Total		Volume		Rate		Total
	(in billions of Won)
Interest-earning assets
Due from banks	￦	2	￦	28	￦	30	￦	—	￦	28	￦	28
Loans(1)
Commercial and industrial		293		3		296		199		(32)		167
Trade financing		(5)		80		75		(21)		1		(20)
Lease financing(2)		3		—		3		3		(5)		(2)
Other commercial		46		13		59		(39)		12		(27)
General purpose household(3)		21		339		360		173		108		281
Mortgage		27		127		154		156		2		158
Credit cards		55		(6)		49		(7)		62		55
Securities
Trading(4)		24		(23)		1		2		(5)		(3)
Investment(5)		(8)		117		109		227		27		254
Other		2		(5)		(3)		2		—		2

Total interest income	￦	460	￦	673	￦	1,133	￦	695	￦	198	￦	893

Interest-bearing liabilities
Deposits due to customers
Demand deposits	￦	1	￦	(2)	￦	(1)	￦	(2)	￦	(14)	￦	(16)
Time and savings deposits		114		296		410		184		212		396
Certificates of deposit		9		17		26		(7)		8		1
Other deposits		18		84		102		35		92		127
Borrowings		(26)		95		69		68		8		76
Debentures		43		38		81		50		7		57
Other		4		12		16		6		3		9

Total interest expense	￦	163	￦	540	￦	703	￦	334	￦	316	￦	650

Net interest income	￦	297	￦	133	￦	430	￦	361	￦	(118)	￦	243

(1)	Not including other financial assets (or other receivables) and prior to deducting allowance for credit losses and present value discount or reflecting deferred origination costs.
(2)	Includes automobile lease financing to consumer borrowers.
(3)	Includes home equity loans.

(4)	Includes financial assets at fair value through profit or loss.
(5)	Includes financial assets at fair value through other comprehensive income and securities at amortized cost (or available-for-sale financial assets and held-to-maturity financial assets).

Item 3.B.	Capitalization and Indebtedness

Not Applicable

Item 3.C.	Reasons for the Offer and Use of Proceeds

Not Applicable

Item 3.D.	Risk Factors

Risks relating to our corporate credit portfolio

The largest portion of our exposure is to small- and medium-sized enterprises, and financial difficulties experienced by companies in this segment may result in a deterioration of our asset quality and have an adverse impact on us.

Our loans to small- and medium-sized enterprises amounted to ￦74,906 billion, or 29.6% of our total loans, as of December 31, 2017, ￦79,371 billion, or 30.3 % of our total loans, as of December 31, 2018 and ￦85,367 billion, or 31.4% of our total loans, as of December 31, 2019. As of December 31, 2019, Won-denominated loans to small- and medium-sized enterprises that were classified as substandard or below were ￦409 billion, representing 0.5% of such loans to those enterprises. See “Item 4.B. Business Overview—Corporate Banking—Small and Medium-Sized Enterprise Banking.” We recorded charge-offs of ￦185 billion in respect of our Won-denominated loans to small- and medium-sized enterprises in 2019, compared to charge-offs of ￦199 billion in 2018 and ￦325 billion in 2017. According to data compiled by the Financial Supervisory Service, the industry-wide delinquency ratios for Won-denominated loans to small- and medium-sized enterprises increased in 2018 but decreased in 2019. The delinquency ratio for small- and medium-sized enterprises is calculated as the ratio of (1) the outstanding balance of such loans in respect of which either principal or interest payments are overdue by one month or more to (2) the aggregate outstanding balance of such loans. Our delinquency ratio for such loans denominated in Won was 0.5% as of December 31, 2017, 0.5% as of December 31, 2018 and 0.4% as of December 31, 2019. Our delinquency ratio may increase in 2020 as a result of, among other things, adverse changes in economic conditions in Korea and globally. See “—Other risks relating to our business—Unfavorable changes in the global financial markets could adversely affect our results of operations and financial condition.” Accordingly, we may be required to take measures to decrease our exposures to these customers.

In light of the deteriorating financial condition and liquidity position of small- and medium-sized enterprises in Korea as a result of the global financial crisis commencing in the second half of 2008, the Korean government introduced measures intended to encourage Korean banks to provide financial support to small- and medium-sized enterprise borrowers. For example, the Korean government requested Korean banks, including Woori Bank, to establish a “fast track” program to provide liquidity assistance to small- and medium-sized enterprises on an expedited basis. Under the “fast track” program established by Woori Bank, liquidity assistance is provided to small- and medium-sized enterprise borrowers applying for such assistance, in the form of new short-term loans or maturity extensions or interest rate adjustments with respect to existing loans, after expedited credit review and approval. The overall prospects for the Korean economy in 2020 and beyond remain uncertain, especially in light of the COVID-19 pandemic affecting many countries worldwide, including Korea, and the Korean government may extend or renew existing or past policies and initiatives or introduce new policies or initiatives to encourage Korean banks to provide financial support to small- and medium-sized enterprises. For example, the Financial Services Commission requested 14 Korean banks, including Woori Bank, to extend special low-rate loans to small merchants affected by the COVID-19 pandemic beginning in April 2020. The aggregate amount of such loans extended by the Korean banks is expected to be ￦3.5 trillion, of which ￦261 billion was provided by Woori Bank as of April 23, 2020. In addition, Korean financial regulatory authorities, including the Financial Services Commission and the Financial Supervisory Service, adopted guidelines for

Korean banks to extend loan terms and defer interest payments with respect to small- and medium sized enterprises and small merchants affected by the COVID-19 pandemic starting from April 2020. We believe that, to date, our participation in such government-led initiatives has not caused us to extend a material amount of credit that we would not have otherwise extended nor materially impacted our results of operations and financial condition in general. The aggregate amount of outstanding small- and medium-sized enterprise loans made by us under the “fast track” program was ￦103.4 billion as of December 31, 2019, which represented 0.13% of our total small- and medium-sized enterprise loan portfolio as of such date. Furthermore, loans made by us under the “fast track” program are partially guaranteed by the Korean government’s public financial institutions, including the Korea Credit Guarantee Fund and the Korea Technology Finance Corporation. However, there can be no assurance that our future participation in such government-led initiatives would not lead us to extend credit to small- and medium-sized enterprise borrowers that we would not otherwise extend, or offer terms for such credit that we would not otherwise offer, in the absence of such initiatives. Furthermore, there is no guarantee that the financial condition and liquidity position of our small- and medium-sized enterprise borrowers benefiting from such initiatives will improve sufficiently for them to service their debt on a timely basis, or at all. Accordingly, increases in our exposure to small- and medium-sized enterprises resulting from such government-led initiatives may have a material adverse effect on our results of operations and financial condition.

Many small- and medium-sized enterprises represent sole proprietorships or very small businesses dependent on a relatively limited number of suppliers or customers and tend to be affected by fluctuations in the Korean and global economy to a greater extent than large corporate borrowers. In addition, small- and medium-sized enterprises often maintain less sophisticated financial records than large corporate borrowers. Therefore, it is generally more difficult for us to judge the level of risk inherent in lending to these enterprises, as compared to large corporations. However, in light of the COVID-19 pandemic, the Bank of Korea announced the early implementation of Basel III standards relating to lowering the risk weight of loans extended to small- and medium-sized enterprises with no credit rating from 100% to 85% starting from April 2020 in an effort to boost such lending.

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

Financial difficulties experienced by small- and medium-sized enterprises as a result of, among other things, adverse changes in domestic and global economic conditions, could have an adverse impact on the ability of small- and medium-sized enterprises to make payments on their loans. For example, the ongoing COVID-19 pandemic has had a significant adverse impact on the Korean and global economy, including disruptions in the supply chains, declines in the sales and deterioration in the financial conditions of small- and medium-sized enterprises. See “—Other risks relating to our business—The recent global outbreak of COVID-19 may adversely affect our business, financial condition or results of operations.” In addition, aggressive marketing and competition among banks to lend to this segment may lead to a deterioration in the asset quality of our loans to this segment in the future. Any such deterioration would result in increased charge-offs, higher provisioning and reduced interest and fee income from this segment, which would have an adverse impact on our financial condition and results of operations.

We have exposure to Korean construction, shipbuilding and shipping companies, and financial difficulties of these companies may adversely impact us.

As of December 31, 2019, the total amount of loans provided by us to construction, shipbuilding and shipping companies in Korea amounted to ￦4,051 billion, ￦420 billion and ￦413 billion, or 1.5%, 0.2% and 0.2% of our total loans, respectively. We also have other exposures to Korean construction, shipbuilding and shipping companies, including in the form of guarantees extended for the benefit of such companies and debt and equity securities of such companies held by us. In the case of construction companies, we have potential exposure in the form of guarantees provided to us by general contractors with respect to financing extended by us for residential and commercial real estate development projects, as well as commitments to purchase asset-

backed securities secured by the assets of companies in the construction industry and other commitments we enter into relating to project financing for such real estate projects which may effectively function as guarantees. In the case of shipbuilding companies, such exposures include refund guarantees extended by us on behalf of shipbuilding companies to cover their obligation to return a portion of the ship order contract amount to customers in the event of performance delays or defaults under shipbuilding contracts.

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

In response to the deteriorating financial condition and liquidity position of borrowers in the Korean construction, shipbuilding and shipping industries, which were disproportionately impacted by adverse domestic and global economic developments, the Korean government implemented a program in 2009 to promote expedited restructuring of such borrowers by their Korean creditor financial institutions, under the supervision of major commercial banks. In accordance with such program, 24 construction companies and five shipbuilding companies became subject to workout in 2009, following review by their creditor financial institutions (including us) and the Korean government. Each year since 2009, the Financial Services Commission and the Financial Supervisory Service have announced the results of subsequent credit risk evaluations conducted by creditor financial institutions (including us) of certain companies in Korea, pursuant to which a number of companies were selected by such financial institutions for restructuring in the form of workout, liquidation or court receivership. However, there is no assurance that these measures will be successful in stabilizing the Korean construction, shipbuilding and shipping industries.

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

As of December 31, 2019, our 20 largest exposures to corporate borrowers (including loans, debt and equity securities, credit-related commitments and other exposures) totaled ￦52,634 billion, which represented 12.0% of our total exposures. As of that date, our single largest corporate exposure was to Korea Development Bank, to which we had outstanding credits in the form of debt securities of ￦11,917 billion and loans in Won of ￦6 billion, representing 2.7% of our total exposures in the aggregate. Aside from exposure to the Korean government and government-related agencies, our next largest exposure was to KB Securities, to which we had outstanding exposure of ￦1,140 billion representing 0.3% of our total exposures. Any deterioration in the financial condition of our large corporate borrowers, including those in industries particularly affected by the COVID-19 pandemic to which we have significant exposures such as the hotel, leisure and transportation industries, the retail and wholesale industries and the manufacturing industry, may require us to record substantial additional allowances and may have a material adverse impact on our results of operations and financial condition.

We have exposure to the largest Korean commercial conglomerates, known as “chaebols,” and, as a result, financial difficulties of chaebols may have an adverse impact on us.

Of our 20 largest corporate exposures as of December 31, 2019, five were to companies that were members of the 28 largest chaebols in Korea. As of that date, the total amount of our exposures to the 28 largest chaebols was ￦19,454 billion, or 4.4% of our total exposures. If the credit quality of our exposures to chaebols declines as a result of financial difficulties they experience or for other reasons, we could incur additional provisions for credit loss, which would hurt our results of operations and financial condition. See “Item 4.B. Business Overview—Assets and Liabilities—Loan Portfolio—Exposure to Chaebols.”

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

We have exposure to companies that are currently or may in the future be put in restructuring and may suffer losses as a result of additional provisions for credit loss required or the adoption of restructuring plans with which we do not agree.

As of December 31, 2019, our credit exposures to companies that were in workout or corporate restructuring amounted to ￦274 billion or 0.1% of our total credit exposures, of which ￦227 billion or 82.8% was classified as substandard or below and substantially all of which was classified as impaired. As of the same date, our allowance for credit losses on these credit exposures amounted to ￦124 billion, or 45.3% of these exposures. These allowances may not be sufficient to cover all future losses arising from our credit exposure to these companies. Furthermore, we have other exposure to such companies in the form of debt and equity securities of such companies held by us (including equity securities we acquired as a result of debt-to-equity conversions). Including such securities, our exposures as of December 31, 2019 to companies in workout or restructuring amounted to ￦275 billion, or 0.1% of our total exposures. Our exposures to such companies may also increase in the future, including as a result of adverse conditions in the Korean economy. In addition, in the case of borrowers that are or become subject to workout, we may be forced to restructure our credits pursuant to restructuring plans approved by other creditor financial institutions of the borrower, or to dispose of our credits to other creditors on unfavorable terms, which may adversely affect our results of operations and financial condition.

Risks relating to our consumer credit portfolio

We may experience increases in delinquencies in our consumer loan and credit card portfolios.

In recent years, consumer debt has increased rapidly in Korea. Our portfolio of consumer loans amounted to ￦109,290 billion as of December 31, 2017, ￦117,096 billion as of December 31, 2018 and ￦124,003 billion as of December 31, 2019. Our credit card portfolio amounted to ￦6,827 billion as of December 31, 2017, ￦8,051 billion as of December 31, 2018 and ￦8,399 billion as of December 31, 2019. As of December 31, 2019, our consumer loans and credit card receivables represented 45.6% and 3.1% of our total lending, respectively. See “Item 4.B. Business Overview—Consumer Banking—Lending Activities” and “Item 4.B. Business Overview—Credit Cards—Products and Services.”

The growth in our consumer loan portfolio in recent years, together with adverse changes in economic conditions in Korea and globally, may lead to increasing delinquencies and a deterioration in asset quality. The amount of our consumer loans classified as substandard or below was ￦276 billion (or 0.3% of our consumer loan portfolio) as of December 31, 2017, ￦309 billion (or 0.3% of our consumer loan portfolio) as of December 31, 2018 and ￦314 billion (or 0.3% of our consumer loan portfolio) as of December 31, 2019. We charged off consumer loans amounting to ￦217 billion in 2019, as compared to ￦204 billion in 2018 and ￦147 billion in 2017, and recorded provisions for credit loss in respect of consumer loans of ￦163 billion in 2019, as compared to ￦192 billion in 2018 and ￦152 billion in 2017. Within our consumer loan portfolio, the outstanding balance of general purpose household loans, which, unlike mortgage or home equity loans, are often unsecured and therefore tend to carry a higher credit risk, amounted to ￦31,108 billion, or 28.5% of our total outstanding consumer loans, as of December 31, 2017, ￦33,486 billion, or 28.6% of our total outstanding consumer loans, as of December 31, 2018 and ￦35,981 billion, or 29.0% of our total outstanding consumer loans, as of December 31, 2019.

In our credit card segment, outstanding balances overdue by more than one month amounted to ￦88 billion, or 1.3% of our credit card receivables, as of December 31, 2017, ￦110 billion, or 1.4% of our credit card receivables, as of December 31, 2018 and ￦110 billion, or 1.3% of our credit card receivables, as of December 31, 2019. In line with industry practice, we have restructured a portion of our delinquent credit card account balances as loans. As of December 31, 2019, these restructured loans amounted to ￦165 billion, or 2.0% of our credit card balances. Because these restructured loans are not initially recorded as being delinquent, our delinquency ratios do not fully reflect all delinquent amounts relating to our credit card balances. Including all restructured loans, outstanding balances overdue by more than one month accounted for 3.2% of our credit card balances as of December 31, 2019. We charged off credit card balances amounting to ￦281 billion in 2019, as compared to ￦243 billion in 2018 and ￦228 billion in 2017, and recorded provisions for credit loss in respect of credit card balances of ￦236 billion in 2019, as compared to ￦213 billion in 2018 and ￦204 billion in 2017. Delinquencies may further increase in the future as a result of, among other things, adverse economic conditions in Korea, additional government regulation or the inability of Korean consumers to manage increased household debt.

A deterioration of the asset quality of our consumer loan and credit card portfolios would require us to record increased provisions for credit loss and charge-offs and adversely affect our financial condition and results of operations. In addition, our large exposure to consumer loans means that we are exposed to changes in economic conditions affecting Korean consumers. Accordingly, economic difficulties in Korea that hurt those consumers could result in further deterioration in the credit quality of our consumer loan and credit card portfolios. For example, the severe impact of the COVID-19 pandemic on Korea’s economy may disrupt the business, activities and operations of our consumers, which in turn could result in a significant decrease in the number of financial transactions or the inability of our consumers to meet existing payment or other obligations to us. In addition, a rise in unemployment or an increase in interest rates in Korea could adversely affect the ability of consumers to make payments and increase the likelihood of potential defaults. See “Risks relating to Korea—Unfavorable financial and economic developments in Korea may have an adverse effect on us.”

In addition, we are exposed to changes in regulations and policies on consumer lending by the Korean government, which may adopt measures to restrict consumer lending or encourage financial institutions to provide financial support to certain types of retail borrowers. In 2014 and 2015, the Korean government implemented several measures to encourage consumer spending and revive the housing market in Korea, including loosening regulations on mortgage lending, which contributed to an increase in our portfolio of consumer loans. However, the Korean government introduced various measures from the second half of 2016 to 2019 to tighten regulations on mortgage lending and housing subscription in response to the rapid growth in consumer debt and concerns over speculative investments in real estate in certain areas. A decrease in housing prices as a result of the implementation of such measures, together with the high level of consumer debt and rising interest rate levels, could result in declines in consumer spending and reduced economic growth, which may lead to increases in delinquency levels of our consumer loan and credit card portfolios.

In light of adverse conditions in the Korean economy affecting consumers, in March 2009, the Financial Services Commission requested Korean banks, including Woori Bank, to establish a “pre-workout program,” including a credit counseling and recovery service, for retail borrowers with outstanding short-term debt. Under the pre-workout program, which has been in operation since April 2009, maturity extensions and/or interest reductions are provided to retail borrowers with total loans of less than ￦1.5 billion (consisting of no more than ￦500 million of unsecured loans and ￦1 billion of secured loans) who are in arrears on their payments for more than 30 days but less than 90 days or for retail borrowers with an annual income of ￦40 million or less who have been in arrears on their payments for 30 days or more on an aggregate basis for the 12 months prior to their application, among others. The aggregate amount of consumer credit (including credit card receivables) we provided which became subject to the pre-workout program in 2019 was ￦43.7 billion. While we believe that our operation of the pre-workout program has not had a material impact on the overall credit quality of our consumer loan and credit card portfolios to date, our participation in such government-led initiatives to provide financial support to retail borrowers may lead us to offer credit terms for such borrowers that we would not otherwise offer in the absence of such initiatives, which may have an adverse effect on our results of operations and financial condition.

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

In June 2013, the Korean government, through the Public Funds Oversight Committee of the Financial Services Commission, announced an updated plan to privatize Woori Finance Holdings, Woori Bank’s former parent company, and its former subsidiaries. The privatization plan provided for the segregation of such entities into three groups and the disposal of the Korean government’s interest in these entities held through the Korea Deposit Insurance Corporation, or the KDIC, in a series of transactions, many of which have been completed. Such transactions included the following:

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

See “Item 4.A. History and Development of the Company—Privatization Plan.” In connection with our establishment in January 2019 as a new financial holding company pursuant to a “comprehensive stock transfer” under Korean law, the KDIC received our common stock in exchange for the common stock of Woori Bank it owned and currently owns 17.25% of our outstanding common stock. We expect that the KDIC will sell all of such common stock in multiple transactions by 2022 in accordance with its plan that was approved by the Financial Services Commission in June 2019.

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

As part of our business strategy, we have been seeking opportunities to expand our operations in markets outside Korea, including through the opening of additional overseas branches and offices as well as strategic acquisitions and investments, particularly in South and Southeast Asia. For example, we expanded our network of branches to India, where we established branches in Chennai, Gurgaon and Mumbai from 2012 to 2016. In October 2016, we acquired a 51% equity interest in Wealth Development Bank Corp., a thrift bank in the Philippines. In November 2016, we obtained a banking license to establish a local subsidiary in Vietnam, Woori Bank Vietnam, which commenced operations in January 2017 and currently operates 14 branches throughout the country. In June 2018, we acquired VisionFund (Cambodia) Ltd., a microfinance deposit-taking institution in Cambodia, which was renamed WB Finance Co., Ltd. In February 2020, with the approval of the Cambodian financial authorities, Woori Finance (Cambodia) Plc., a microfinance institution, merged with and into WB Finance Co., Ltd. Notwithstanding the foregoing, the expansion of our operations abroad may be difficult due to the presence of established competitors in the relevant local markets. In addition, overseas expansion and the management of international operations may require significant financial expenditures as well as management attention, and will subject us to the challenges of operating in an unfamiliar business environment with different regulatory, legal and taxation systems and political, economic and social risks. Accordingly, there is no guarantee that we will be successful in executing our overseas expansion strategy. The failure of our overseas expansion strategy could have an adverse impact on our business, results of operations and financial condition.

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

In addition, the following general regulatory reforms in the Korean financial industry have increased competition among banks and other financial institutions in Korea:

•

In the second half of 2015, the Korean government implemented measures to facilitate bank account portability of retail customers by requiring commercial banks to establish systems that allow retail customers to easily switch their bank accounts at one commercial bank to another and automatically transfer the automatic payment settings of their former accounts to the new ones.

•

In March 2016, the Financial Services Commission introduced an individual savings account scheme in Korea, which enables individuals to efficiently manage a wide range of retail investment vehicles, including cash deposits, investment funds and securities investment products, from a single integrated account with one financial institution and offers tax benefits on investment returns. Since the scheme backed by the Korean government allows only one individual savings account per person, financial institutions have been competing to retain existing customers and attract new customers since the launch of the individual savings account scheme. Over 30 financial institutions, including banks, securities companies and insurance companies, have registered with the Financial Services Commission to sell their individual savings account products.

•

In April 2019, the Financial Services Commission approved and is currently conducting test procedures for a financial regulatory sandbox, a framework set up to allow financial service providers to test new business models in a less regulated environment, as part of its efforts to work closely with the fintech sector and provide support to facilitate its development. In May 2019, we introduced a “drive-thru money exchange and withdrawal service” that is expected to allow our customers to exchange currencies and make withdrawals at drive-thru locations without having to visit a bank, which was approved by the Financial Services Commission for testing in the financial regulatory sandbox. In November 2019, we entered into an agreement with Shinsaegae Duty Free to provide foreign exchange drive-thru services on weekends, when banks are generally closed. Over 80 financial services have been similarly approved for such testing.

•

In December 2019, the Financial Services Commission launched an “open banking” system, which allows customers to view banking account information, regardless of institution, through a single mobile application. Such integrated system is expected to allow fintech firms to share payment networks with banks, thereby cutting transaction fees and encouraging the development of new payment services.

We expect such measures to intensify competition among financial institutions in Korea.

Furthermore, the introduction of Internet-only banks in Korea is expected to increase competition in the Korean banking industry. Internet-only banks generally operate without branches and conduct most of their operations through electronic means, which enable them to minimize costs and offer customers higher interest rates on deposits or lower lending rates. In April 2017, K bank, the first Internet-only bank in Korea, in which Woori Bank owns 13.8% of the equity with voting rights, commenced operations. Kakao Bank, a mobile-only bank, commenced operations in July 2017. In December 2019, Toss Bank was granted a preliminary license by the Financial Services Commission to operate as an Internet-only bank and is expected to begin operations in July 2021 upon receiving final approval from the Financial Services Commission.

Moreover, a number of significant mergers and acquisitions in the financial industry have taken place in Korea in recent years, including Hana Financial Group’s acquisition of a controlling interest in Korea Exchange Bank in 2012, the subsequent merger of Hana Bank into Korea Exchange Bank in 2015, KB Financial Group’s acquisition of Hyundai Securities Co., Ltd. in 2016 and the subsequent merger of Hyundai Securities with and into KB Investment & Securities Co., Ltd. in 2016. In 2016, Mirae Asset Securities Co., Ltd. acquired a 43% interest in KDB Daewoo Securities Co., Ltd., which subsequently merged with and into Mirae Asset Securities to create Mirae Asset Daewoo Securities Co., Ltd., the largest securities company in Korea in terms of capital. In 2014, pursuant to the implementation of the Korean government’s privatization plan with respect to Woori Finance Holdings and its former subsidiaries, Woori Financial, Woori Asset Management and Woori F&I were acquired by KB Financial Group, Kiwoom Securities and Daishin Securities, respectively, and Woori Investment & Securities, Woori Aviva Life Insurance and Woori FG Savings Bank were acquired by NongHyup Financial Group. In addition, in October 2014, the KDIC’s ownership interest in Kwangju Bank and Kyongnam Bank were acquired by JB Financial Group and BS Financial Group, respectively. See “Item 4.A. History and Development of the Company—Privatization Plan.” Furthermore, Orange Life Insurance, Ltd. (formerly known as ING Life Insurance Korea, Ltd.) became a wholly-owned subsidiary of Shinhan Financial Group following the acquisition of equity interests by Shinhan Financial Group in February 2019 and January 2020.

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

Other risks relating to our business

The recent global outbreak of COVID-19 may adversely affect our business, financial condition or results of operations.

COVID-19, an infectious disease caused by severe acute respiratory syndrome coronavirus 2, has spread globally and was declared a “pandemic” by the World Health Organization on March 11, 2020. The global outbreak of COVID-19 has led to global economic and financial disruptions and has adversely affected our business operations in recent months. Risks associated with a prolonged outbreak of COVID-19 may include:

•

an increase in defaults on loan payments from our customers who may not be able to meet payment obligations, which may lead to an increase in delinquency ratios and a deterioration in asset quality, resulting in increased charge-offs, higher provisioning and reduced interest and fee income;

•

decreases in interest rates worldwide (see “—An increase in interest rates would decrease the value of our debt securities portfolio and raise our funding costs while reducing loan demand and the repayment ability of our borrowers, which could adversely affect us”);

•

depreciation of the Won against major foreign currencies, which may increase our costs in servicing foreign currency-denominated debt and result in foreign exchange losses (see “—Unfavorable changes in the global financial markets could adversely affect our results of operations and financial condition”);

•	impairments in the fair value of our investments in companies that may be adversely affected by the pandemic;

•

disruption in the normal operations of our business resulting from the contraction of the disease by our employees or customers, which may necessitate our employees to be quarantined and/or our offices or branches to be temporarily shut down; and

•	disruption resulting from the necessity for social distancing, including, for example, temporary arrangements for employees to work remotely, which may lead to a reduction in labor productivity.

While the exact nature and magnitude of the impact of the COVID-19 pandemic on our business, financial condition and results of operations are continuing to be assessed by our management, we believe that the COVID-19 pandemic has had a negative impact on our results of operations for the three months ended March 31, 2020.

It is not possible to predict the duration or the full magnitude of the overall harm that may result from the COVID-19 outbreak in the long term. In response to the outbreak, we and our subsidiaries have implemented various measures, both financial, such as offering extensions on the terms or discounts on the interest rates of certain loans and waiving ATM transaction fees in areas most affected by COVID-19 including Daegu and Gyeongsangbuk-do, and non-financial, such as installing acrylic transparent barriers in our branches and distributing masks to protect our customers and workforce. We have also established a group emergency management committee to accurately assess the relevant risks, proactively develop countermeasures and enhance reporting and communication systems on a group-wide basis. Notwithstanding such efforts, in the event that COVID-19 or other types of widespread infectious diseases cannot be effectively and timely contained, our business, financial condition, results of operations and cash flows may continue to be adversely affected.

Unfavorable changes in the global financial markets could adversely affect our results of operations and financial condition.

The overall prospects for the Korean and global economy in 2020 and beyond remain uncertain. In recent years, the global financial markets have experienced significant volatility as a result of, among other things:

•	the occurrence of severe health epidemics, such as the ongoing COVID-19 pandemic;

•	interest rate fluctuations as well as changes in policy rates by the U.S. Federal Reserve and other central banks;

•	financial and social difficulties affecting many countries worldwide, in particular in Latin America and Europe;

•	a deterioration in economic and trade relations between the United States and its major trading partners, including China;

•	the slowdown of economic growth in China and other major emerging market economies;

•	increased uncertainties resulting from the United Kingdom’s exit from the European Union; and

•	political and social instability in various countries in the Middle East, including Syria, Iraq and Egypt.

In light of the high level of interdependence of the global economy, unfavorable changes in the global financial markets, including as a result of any of the foregoing developments, could have a material adverse effect on the Korean economy and financial markets, and in turn on our business, financial condition and results of operations.

We are also exposed to adverse changes and volatility in the global and Korean financial markets as a result of our liabilities and assets denominated in foreign currencies and our holdings of trading and investment securities, including structured products. The value of the Won relative to major foreign currencies in general and the U.S. dollar in particular has fluctuated widely in recent years and has recently been subject to significant volatility as a result of the recent COVID-19 pandemic. A depreciation of the Won will increase our cost of servicing our foreign currency-denominated debt, while continued exchange rate volatility may also result in foreign exchange losses for us. Furthermore, as a result of the deterioration in global and Korean economic conditions, there has been downward pressure on securities prices, including the stock prices of Korean and foreign companies in which we hold an interest. Notwithstanding the Korean government’s efforts to stabilize such volatility through the execution of a bilateral currency swap agreement with the U.S. Federal Reserve for the provision of US$60 billion in exchange for Won-denominated treasury bonds in March 2020 and the establishment of bond and stock market stabilization funds with the participation of Korean banks, such developments have resulted in and may lead to further trading and valuation losses on our trading and investment securities portfolio as well as impairment losses on our investments in joint ventures and associates.

Our risk management system may not be effective in mitigating risk and loss.

We seek to monitor and manage our risk exposure through a standardized risk management system, encompassing a multi-tiered risk management governance structure under our Board Risk Management Committee, our centralized credit risk management system called the Credit Wizard system, reporting and monitoring systems, early warning systems and other risk management infrastructure, using a variety of risk management strategies and techniques. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk.” However, such risk management strategies and techniques employed by us and the judgments that accompany their application cannot anticipate the economic and financial outcome in all market environments, and many of our risk management strategies and techniques have a basis in historic market behavior that may limit the effectiveness of such strategies and techniques in times of significant market stress or other unforeseen circumstances. Furthermore, our risk management strategies may not be effective in a difficult or less liquid market environment, as other market participants may be attempting to use the same or similar strategies as us to deal with such market conditions. In such circumstances, it may be difficult for us to reduce our risk positions due to the activity of such other market participants.

We have provided certain assets as collateral in connection with our secured borrowings and could be required to make payments and realize losses in the future relating to those assets.

We have provided certain assets as collateral for our secured borrowings in recent years. As of December 31, 2019, the aggregate amount of assets we had provided as collateral for our secured borrowings was ￦11,923 billion. These secured borrowings may take the form of asset securitization transactions, where we nominally sell our assets to a securitization vehicle that issues securities backed by those assets, although the assets remain on our statements of financial position. These secured borrowings are intended to be fully repaid through recoveries on collateral. Some of these nominal asset sales were with recourse, which means that if delinquencies arise with respect to such assets, we will be required to either repay a proportionate amount of the related secured borrowing (by reversing the nominal sale and repurchasing such assets) or compensate the securitization vehicle for any net shortfalls in its recoveries on such assets. If we are required to make payments on such assets, or to repay our secured borrowings on those assets and are unable to make sufficient recoveries on them, we may realize further losses on these assets.

An increase in interest rates would decrease the value of our debt securities portfolio and raise our funding costs while reducing loan demand and the repayment ability of our borrowers, which could adversely affect us.

Interest rates in Korea have been subject to significant fluctuations in the past. The Bank of Korea reduced its policy rate to 2.00% through a series of reductions from 2012 to 2014 to support Korea’s economy in light of the slowdown in Korea’s growth and uncertain global economic prospects. The Bank of Korea further reduced its policy rate to 1.50% in 2015 and again to 1.25% in June 2016 amid deflationary concerns and interest rate cuts by central banks around the world. While the Bank of Korea increased its policy rate to 1.50% in November 2017 and 1.75% in November 2018 in light of improved growth prospects in Korea and rising interest rate levels globally, it again reduced its policy rate to 1.50% in June 2019 and 1.25% in October 2019 to address the sluggishness of the global and domestic economies. Moreover, in March 2020, the Bank of Korea further reduced its policy rate to an unprecedented 0.75% amid rising concerns of a potential global recession as a result of the COVID-19 pandemic. All else being equal, increases in interest rates in the future could lead to a decline in the value of our portfolio of debt securities, which generally pay interest based on a fixed rate. A sustained increase in interest rates will also raise our funding costs, while reducing loan demand, especially among consumers. Rising interest rates may therefore require us to re-balance our asset portfolio and our liabilities in order to minimize the risk of potential mismatches and maintain our profitability. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk.” In addition, rising interest rate levels may adversely affect the Korean economy and the financial condition of our corporate and consumer borrowers, including holders of our credit cards, which in turn may lead to a deterioration in our credit portfolio. In particular, since most of our consumer and corporate loans bear interest at rates that adjust periodically based on prevailing market rates, a sustained increase in interest rates would increase the interest costs of our consumer and corporate borrowers and will adversely affect their ability to make payments on their outstanding loans.

Uncertainties regarding the possible discontinuation of the London Interbank Offered Rate, or LIBOR, or any other interest rate benchmark could have adverse consequences for market participants, including us.

In July 2017, the U.K. Financial Conduct Authority, or the FCA, which has regulatory authority with respect to LIBOR, announced that it does not intend to continue to encourage, or use its power to compel, panel banks to provide rate submissions for the determination of LIBOR beyond the end of 2021. It is possible that panel banks will continue to provide rate submissions, and that the ICE Benchmark Administration, the administrator of LIBOR, will continue to determine and announce LIBOR, on the current basis after 2021, if they are willing and able to do so. However, there is no guarantee that LIBOR will be determined and announced after 2021 on the current basis or at all.

Given the extensive use of LIBOR across financial markets, the transition away from LIBOR presents various risks and challenges to financial markets and institutions, including us, and in particular, Woori Bank. We issue, trade, hold or otherwise use various products and securities that reference LIBOR, including, among others, loans, securities, deposits, borrowings, derivatives and debentures. If not sufficiently planned for, the discontinuation of LIBOR or any other interest rate benchmark could result in increased financial, operational, legal, reputational and/or compliance risks. For example, a significant challenge will be managing the impact of the LIBOR transition on the contractual mechanics of LIBOR-based financial instruments and contracts that mature after 2021. Certain of these instruments and contracts may not provide for alternative reference rates. Even if such instruments and contracts provide for alternative reference rates, such alternative reference rates are likely to differ from the prior benchmark rates and may require us to pay interest at higher rates on the related obligations, which could adversely impact our interest expenses, results of operations and cash flows. While there are a number of international working groups focused on transition plans and the provision of fallback contract language that seek to minimize market disruption, replacement of LIBOR or any other benchmark with a new benchmark rate could adversely impact the value of and return on existing instruments and contracts. Moreover, replacement of LIBOR or other benchmark rates could result in market dislocations and have other adverse consequences for market participants, including the potential for increased costs, and litigation risks, including the potential for disputes with counterparties regarding the interpretation and enforceability of fallback contract language in LIBOR-based financial instruments and contracts.

Our funding is highly dependent on short-term deposits, which dependence may adversely affect our operations.

We meet a significant amount of our funding requirements through short-term funding sources, which consist primarily of customer deposits. As of December 31, 2019, approximately 96.8% of these deposits had maturities of one year or less or were payable on demand. In the past, a substantial proportion of these customer deposits have been rolled over upon maturity. We cannot guarantee, however, that depositors will continue to roll over their deposits in the future. In the event that a substantial number of these short-term deposit customers withdraw their funds or fail to roll over their deposits as higher-yielding investment opportunities emerge, our liquidity position could be adversely affected. We may also be required to seek more expensive sources of short-term and long-term funding to finance our operations. See “Item 5.B. Liquidity and Capital Resources—Financial Condition—Liquidity.”

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

As of December 31, 2019, we held debt securities issued by Korean companies and financial institutions (other than those issued by government-owned or -controlled enterprises or financial institutions, which include the Bank of Korea, the Korea Development Bank, the Korea Housing Finance Corporation and the Industrial Bank of Korea, among others) with a total book value of ￦2,424 billion in our trading and investment securities portfolio. The market value of these securities could decline significantly due to various factors, including future increases in interest rates or a deterioration in the financial and economic condition of any particular issuer or of Korea in general. Any of these factors individually or a combination of these factors would require us to write down the fair value of these debt securities, resulting in impairment losses. Because the secondary market for corporate bonds in Korea is not fully developed, the market value of many of these securities as reflected on our consolidated statements of financial position is determined by references to suggested prices posted by Korean rating agencies, which measure prices based on observable market data. These valuations, however, may differ significantly from the actual value that we could realize in the event we elect to sell these securities. As a result, we may not be able to realize the full “marked-to-market” value at the time of any such sale of these securities and thus may incur additional losses.

We may be required to raise additional capital if our capital adequacy ratios deteriorate or the applicable capital requirements change in the future, but we may not be able to do so on favorable terms or at all.

Under the capital adequacy requirements of the Financial Services Commission, as of December 31, 2019, we as a bank holding company were required to maintain a total minimum common equity Tier I capital adequacy ratio of 7.0%, Tier I capital adequacy ratio of 8.5% and combined Tier I and Tier II capital adequacy ratio of 10.5%, on a consolidated basis (including applicable additional capital buffers and requirements as described below), and Woori Bank as a bank was required to maintain a total minimum common equity Tier I capital adequacy ratio of 8.0%, Tier I capital adequacy ratio of 9.5% and combined Tier I and Tier II capital adequacy ratio of 11.5%, on a consolidated basis (including applicable additional capital buffers and requirements as described below). As of December 31, 2019, our common equity Tier I capital, Tier I capital and combined Tier I and Tier II capital adequacy ratios were 8.39%, 9.86% and 11.89%, respectively, and Woori Bank’s common equity Tier I capital, Tier I capital and combined Tier I and Tier II capital adequacy ratios were 10.97%, 13.17% and 15.40%, respectively, all of which exceeded the minimum levels required by the Financial Services Commission. However, our capital base and capital adequacy ratios may deteriorate in the future if our results of operations or financial condition deteriorates for any reason, or if we are not able to deploy our funding into suitably low-risk assets.

The current capital adequacy requirements of the Financial Services Commission are derived from a new set of bank capital measures, referred to as Basel III, which the Basel Committee on Banking Supervision initially introduced in 2009 and began phasing in starting from 2013. Commencing in July 2013, the Financial Services Commission promulgated a series of amended regulations implementing Basel III, pursuant to which Korean banks and bank holding companies were required to maintain a minimum ratio of common equity Tier I capital (which principally includes equity capital, capital surplus and retained earnings) to risk-weighted assets of 3.5% and Tier I capital to risk-weighted assets of 4.5% from December 1, 2013, which minimum ratios were increased to 4.0% and 5.5%, respectively, from January 1, 2014 and increased further to 4.5% and 6.0%, respectively, from January 1, 2015. Such requirements are in addition to the pre-existing requirement for a minimum ratio of Tier I and Tier II capital (less any capital deductions) to risk-weighted assets of 8.0%, which remains unchanged. The amended regulations also require an additional capital conservation buffer of 2.5% in 2019 and 2020, as well as a potential counter-cyclical capital buffer of up to 2.5%, which is determined on a quarterly basis by the Financial Services Commission. Furthermore, Woori Bank was designated as a domestic systemically important bank for 2019 by the Financial Services Commission and was subject to an additional capital requirement of 1.0% in 2019. In June 2019, we and Woori Bank were each designated as a domestic systemically important bank holding company and a domestic systemically important bank, respectively, for 2020, which subjects us and Woori Bank to the additional capital requirement of 1.0% in 2020. The implementation of Basel III in Korea may have a significant effect on the capital requirements of Korean financial institutions, including us. See “Item 4.B. Business Overview—Supervision and Regulation—Principal Regulations Applicable to Financial Holding Companies—Capital Adequacy” and “Item 4.B. Business Overview—Supervision and Regulation—Principal Regulations Applicable to Banks—Capital Adequacy.”

In measuring risk-weighted assets for the purpose of calculating capital adequacy ratios, generally the standardized approach or the internal ratings-based approach is applied. However, for the application of the internal ratings-based approach, which relies on the internal rating system of the relevant bank or bank holding company, the bank or bank holding company must receive approval from the Financial Supervisory Service after a trial evaluation period. While we have commenced the process to receive such approval, we are currently required to apply the standardized approach to measure our risk-weighted assets as a newly-established bank holding company, and as a result, our capital adequacy ratios may be lower compared to those of Woori Bank.

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

The United States also maintains indirect sanctions, which we refer to collectively as U.S. secondary sanctions, which provide authority for the imposition of U.S. sanctions on foreign parties that engage in targeted transactions with no connection to U.S. jurisdiction. Secondary sanctions are maintained under a wide and growing range of statutes and Executive Orders, and the standard language of most Executive Orders provides authority to impose sanctions on persons providing material support to designated entities. Secondary sanctions have been of increasing importance in recent years, particularly (but not only) with respect to Iran, Russia, and North Korea. Iran has also been designated as a “jurisdiction of primary money laundering concern” under Section 311 of the USA PATRIOT Act, potentially subjecting banks dealing with Iranian financial institutions to increased regulatory scrutiny.

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

Previously, Korea benefited from a “significant reduction” exception, or SRE, that exempted Korean companies from many U.S. secondary sanctions in connection with purchases of crude oil and natural gas from Iran that met a series of conditions, including restrictions on the currencies involved and stringent limits on the use of proceeds of oil and gas purchases. The U.S. Department of State announced that as of May 2, 2019, it would discontinue the exemption.

In 2019, we engaged in the following activities relating to Iran:

•

We have operated certain accounts for the CBI, which were opened by the CBI pursuant to a service agreement entered into by us and the CBI in September 2010, as amended from time to time, to facilitate trade between Korea and Iran. The accounts opened by the CBI consist of Won-denominated accounts that are used for the settlement of exports of goods produced or substantially transformed in Korea to Iran by Korean exporters and Won, U.S. dollar, euro and Japanese Yen-denominated accounts (of which only the Won accounts are in use) that are used for the settlement of imports of crude oil and nauralgas from Iran by Korean importers. By the terms of the service agreement between us and the CBI, settlement of export and import transaction payments due from Iranian entities to Korean exporters or from Korean importers of oil and gas to Iranian entities through such accounts opened by the CBI was effected by crediting or debiting the relevant amount to or from the applicable accounts while a corresponding payment of funds was made to or from an Iranian commercial bank by the CBI. Any funds deposited for the account of Iranian entities as a result of Korean imports of crude oil and natural gas was only to be used by transferring them to the Won-denominated account and then making payment to accounts of Korean persons and entities opened at financial institutions in Korea in respect of Korean exports to Iran. No transfers of funds were to be made from these accounts to Iran, to Iranian accounts in any third country, or for any use other than those described above. In light of the discontinuation of the SRE, from July 8, 2019 to September 20, 2019, we limited activity in the existing CBI accounts to processing payments for exports of humanitarian goods to Iran, and since the imposition of additional secondary sanctions against the CBI on September 20, 2019, we ceased all activity in the existing CBI accounts. In 2019, the total fee revenue from maintaining the CBI accounts amounted to approximately ￦1.8 million. As there were no expenses directly applicable to such activities under our internal management accounts, we estimate that our net income before tax from maintaining the CBI accounts also amounted to approximately ￦1.8 million.

•

We have also provided fund transfer and financing services to Korean exporters and importers in connection with their trade transactions with Iranian parties which were permitted under the relevant Korean sanctions regime and not subject to U.S. secondary sanctions. We have discontinued all trade financing activities relating to export and import trades involving the CBI accounts since November 5, 2018. In 2019, all such exports and imports were settled through telegraphic transfer and did not involve our financing services. In addition, we continued to honor our obligations on a limited basis under previously-issued bank guarantees to the extent that such activities did not violate OFAC sanctions or applicable U.S. secondary sanctions. In 2019, our total fee revenue from the relevant telegraphic transfer services amounted to approximately ￦0.64 million. As there were no expenses directly applicable to such activities under our internal management accounts, we estimate that our net income before tax from such activities also amounted to approximately ￦0.64 million.

•

We also maintain a limited number of deposit accounts in Korea for an Iranian financial institution that were opened prior to its designation for U.S. sanctions. The relevant accounts have since been restricted, and no transactions are currently allowed through these accounts. Accordingly, there were no fee revenues from maintaining such deposit accounts, and there were no expenses directly applicable to such activities under our internal management accounts.

While we have conformed our Iran-related dealings with U.S. secondary sanctions previously waived under the SRE and ceased such activities following the expiration of the SRE on May 2, 2019, regulatory guidance regarding the wind down of SRE-related activities to date is limited, and complications may arise in relation to legacy accounts or our past activities during or following the wind down. While we do not believe that our past activities relating to Iran have violated OFAC sanctions or are sanctionable under applicable U.S. secondary sanctions, there is no guarantee that such activities will not be found to have violated OFAC sanctions or involved sanctionable activity under U.S. secondary sanctions, or that any other government will not determine that our activities violated applicable sanctions of other countries. Sanctions against Iran continue to evolve rapidly, and future changes in law could also adversely affect us.

Furthermore, there is no guarantee that other countries (including Korea) that had provided sanctions relief to Iran in conjunction with the 2015 Joint Comprehensive Plan of Action (JCPOA) will not decide to re-impose sanctions relating to Iran, especially if there are further negative political developments relating to the Middle East. It is also possible that the United States, Korea or other countries might seek to expand their sanctions relating to Iran in the future beyond those existing currently. Such governmental actions and policies may also increase the risk of our violating certain sanctions or becoming a target of sanctions as a result of our past activities relating to Iran. Any such development could have a material adverse impact on our business, reputation or results of operations.

Our business and reputation could be adversely affected if the U.S. government were to determine that our past activities relating to Iran violated OFAC sanctions or involved sanctionable activity under U.S. secondary sanctions, or if any other government were to determine that such activities violated applicable sanctions of other countries. Any prohibition or conditions placed on our use of U.S. correspondent accounts could effectively eliminate our access to the U.S. financial system, including U.S. dollar clearing transactions, which would adversely affect our business, and any other sanctions or civil or criminal penalties imposed could also adversely affect our business. If the U.S. government were to challenge the compatibility of our past activities relating to Iran with OFAC sanctions or U.S. secondary sanctions, while no assurances can be given that any such measures would be successful, we intend to take all necessary measures to the extent possible to ensure that prohibitions or conditions are not placed on our use of U.S. correspondent accounts, including closing the accounts opened by the CBI with us, if required.

We are cooperating with an investigation relating to compliance with U.S. sanctions and other U.S. laws led by the U.S. Attorney’s Office for the Southern District of New York and the New York State Office of the Attorney General on certain of our transactions involving sanctioned countries. We have provided the investigating authorities with information and documents pursuant to the applicable laws and regulations. We voluntarily reported the relevant transactions to OFAC, including a limited number of previous transactions that may have involved sanctioned countries including Iran, Sudan, Syria and Cuba. It is not possible to predict the outcome of such investigation at this time, and there can be no assurance that such investigation will not result in an unfavorable outcome or adversely affect our business or reputation.

Furthermore, some of our U.S. investors may be required to divest their investments in us or forego the purchase of our securities under the laws of certain U.S. states relating to investments by state-owned entities or under internal investment policies relating to companies (or their affiliates) doing business with Iran, or investors may decide for reputational reasons to divest or forego such investments. We are aware of initiatives by U.S. governmental entities and U.S. institutional investors, such as pension funds, to adopt or consider adopting laws, regulations or policies prohibiting transactions with or investment in, or requiring divestment from, entities doing business with countries identified as state sponsors of terrorism. There can be no assurance that the foregoing will not occur or that such occurrence will not have a material adverse effect on the value of our common stock and ADSs.

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

We are subject to the risk of legal claims and regulatory actions, which may expose us to monetary damages and legal costs, injunctive relief, criminal and civil penalties, sanctions against our management and employees and regulatory restrictions on our operations, as well as reputational harm. See “Item 8.A. Consolidated Statements and Other Financial Information—Legal Proceedings and Regulatory Actions.”

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

The Act on the Financial Consumer Protection Framework was passed by the Korean National Assembly on March 5, 2020. Under the Act, we as a financial instrument distributor will be subject to heightened investor protection measures, including stricter distribution guidelines, improved financial dispute resolution procedures, increased liability for customer losses and newly imposed penalty surcharges. The Act is scheduled to be promulgated after deliberation by the cabinet and will become effective one year after such promulgation.

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

In the past, the Korean government has also announced policies under which financial institutions in Korea are encouraged to provide financial support to particular sectors. For example, in light of the deteriorating financial condition and liquidity position of small- and medium-sized enterprises in Korea and adverse conditions in the Korean economy affecting such enterprises, the Korean government introduced measures intended to encourage Korean banks to provide financial support to small- and medium-sized enterprise borrowers. See “—Risks relating to our corporate credit portfolio—The largest portion of our exposure is to small- and medium-sized enterprises, and financial difficulties experienced by companies in this segment may result in a deterioration of our asset quality and have an adverse impact on us.” In addition, in September 2019, in response to increasing levels of consumer debt and amid concerns over the debt-servicing capacity of retail borrowers if interest rates were to rise, the Korean government requested Korean banks to participate in a mortgage loan refinancing program for low-income individuals with low repayment ability aimed at reducing the payment burden on outstanding mortgage loans. See “—Risks relating to our consumer credit portfolio—We may experience increases in delinquencies in our consumer loan and credit card portfolios.”

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

We are incorporated in Korea, and a substantial majority of our operations are located in Korea. As a result, we are subject to political, economic, legal and regulatory risks specific to Korea, and our performance and successful fulfillment of our operational strategies are dependent to a large extent on the overall Korean economy. The economic indicators in Korea in recent years have shown mixed signs of growth and uncertainty, and in early 2020, the overall Korean economy and the economies of Korea’s major trading partners have shown signs of deterioration due to the debilitating effects of the COVID-19 pandemic. See “—Other risks relating to our business—The recent global outbreak of COVID-19 may adversely affect our business, financial condition or results of operations.” As a result, future growth of the Korean economy is subject to many factors beyond our control, including developments in the global economy.

In recent years, adverse conditions and volatility in the worldwide financial markets, fluctuations in oil and commodity prices and the increasing weakness of the global economy, mainly due to the COVID-19 pandemic, have contributed to the uncertainty of global economic prospects in general and have adversely affected, and may continue to adversely affect, the Korean economy. See “—Other risks relating to our business—Unfavorable changes in the global financial markets could adversely affect our results of operations and financial condition.” The value of the Won relative to major foreign currencies has fluctuated significantly and, as a result of deteriorating global and Korean economic conditions, there has been significant volatility in the stock prices of Korean companies recently. Further declines in the Korea Composite Stock Price Index, or the KOSPI, and large amounts of sales of Korean securities by foreign investors and subsequent repatriation of the proceeds of such sales may adversely affect the value of the Won, the foreign currency reserves held by financial institutions in Korea, and the ability of Korean companies to raise capital. Any future deterioration of the Korean or global economy could adversely affect our business, financial condition and results of operations.

Developments that could have an adverse impact on the Korean economy include:

•	declines in consumer confidence and a slowdown in consumer spending;

•	the occurrence of severe health epidemics in Korea or other parts of the world, such as the COVID-19 pandemic;

•

adverse conditions or developments in the economies of countries and regions that are important export markets for Korea, such as China, the United States, Europe and Japan, or in emerging market economies in Asia or elsewhere, including as a result of deteriorating economic and trade relations between the United States and China and increased uncertainties resulting from the United Kingdom’s exit from the European Union;

•

adverse changes or volatility in foreign currency reserve levels, commodity prices (including oil prices), exchange rates (including fluctuation of the U.S. dollar, the euro or the Japanese yen exchange rates or revaluation of the Chinese renminbi), interest rates, inflation rates or stock markets;

•

deterioration in economic or diplomatic relations between Korea and its trading partners or allies, including deterioration resulting from territorial or trade disputes or disagreements in foreign policy (such as the ongoing trade disputes with Japan);

•	increased sovereign default risk in select countries and the resulting adverse effects on the global financial markets;

•

a deterioration in the financial condition or performance of small- and medium-sized enterprises and other companies in Korea due to the Korean government’s policies to increase minimum wages and limit working hours of employees;

•	investigations of chaebols and their senior management for possible misconduct;

•	a continuing rise in the level of household debt and increasing delinquencies and credit defaults by consumer and small- and medium-sized enterprise borrowers in Korea;

•	social and labor unrest;

•	substantial changes in the market prices of Korean real estate;

•	the economic impact of any pending or future free trade agreements or of any changes to existing free trade agreements;

•

a decrease in tax revenue or a substantial increase in the Korean government’s expenditures for fiscal stimulus measures, unemployment compensation and other economic and social programs that would lead to an increased government budget deficit;

•	financial problems or lack of progress in the restructuring of chaebols, other large troubled companies (including those in the construction, shipbuilding and shipping sectors) and their suppliers;

•	loss of investor confidence arising from corporate accounting irregularities or corporate governance issues concerning certain chaebols;

•	increases in social expenditures to support an aging population in Korea or decreases in economic productivity due to the declining population size in Korea;

•	geo-political uncertainty and risk of further attacks by terrorist groups around the world;

•	natural or man-made disasters that have a significant adverse economic or other impact on Korea or its major trading partners;

•	political uncertainty or increasing strife among or within political parties in Korea;

•

hostilities or political or social tensions involving oil-producing countries in the Middle East (including a potential escalation of hostilities between the U.S. and Iran) and Northern Africa and any material disruption in the global supply of oil or sudden increase in the price of oil;

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

North Korea’s economy also faces severe challenges, which may further aggravate social and political pressures within North Korea. Although bilateral summit meetings between the two Koreas were held in April 2018, May 2018 and September 2018 and between the United States and North Korea in June 2018, February 2019 and June 2019, there can be no assurance that the level of tensions affecting the Korean peninsula will not escalate in the future. Any further increase in tensions, which may occur, for example, if North Korea experiences a leadership crisis, high-level contacts between Korea and North Korea break down or military hostilities occur, could have a material adverse effect on the Korean economy and on our business, financial condition and results of operations and the market value of our common stock and ADSs.

Labor unrest in Korea may adversely affect our operations.

Economic difficulties in Korea or increases in corporate reorganizations and bankruptcies could result in layoffs and higher unemployment. Such developments could lead to social unrest and substantially increase government expenditures for unemployment compensation and other costs for social programs. According to statistics from the Korea National Statistical Office, the unemployment rate increased from 3.7% in 2016 and 2017 to 3.8% in 2018 and 2019. Further increases in unemployment and any resulting labor unrest in the future could adversely affect our operations, as well as the operations of many of our customers and their ability to repay their loans, and could adversely affect the financial condition of Korean companies in general, depressing the price of their securities. Furthermore, the government’s privatization plan with respect to us contemplates the sale of its remaining ownership interest in us to one or more third parties, which may lead to labor unrest among our employees. See “Item 4.A. History and Development of the Company—Privatization Plan.” Any of these developments may have an adverse effect on our financial condition and results of operations.

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

In addition, the KDIC currently owns 124,604,797 shares, or 17.25%, of our outstanding common stock, and IMM Private Equity, Inc., through its special purpose company Nobis1, Inc., currently owns 40,560,000 shares, or 5.62%, of our outstanding common stock. See “Item 7.A. Major Shareholders.” In the future, such major shareholders or any other shareholder that owns a large number of shares of our outstanding common stock may choose to sell large blocks of our common stock in a public offering or privately to a strategic or financial investor, including a sale by the KDIC for the purpose of recovering the public funds it injected into us. For example, in accordance with the Korean government’s privatization plan, the KDIC sold 40,143,022 shares of Woori Bank’s common stock (representing 5.9% of its outstanding common stock) in a private sale in Korea in December 2014 and an aggregate of 200,685,395 shares of Woori Bank’s common stock (representing 29.7% of its outstanding common stock) in stakes ranging from 3.7% to 6.0% to seven financial companies through a bidding process in December 2016 and January 2017. In 2017, pursuant to a series of transactions related to call options previously granted in connection with the KDIC’s sale of Woori Bank’s common stock in December 2014, the KDIC sold an aggregate of 19,852,364 shares of Woori Bank’s common stock (representing 2.94% of its outstanding common stock). See “—Risks relating to our structure and strategy—The implementation of the Korean government’s privatization plan may have an adverse effect on us and your interests as a shareholder.” We expect the KDIC to sell all or a portion of the shares of our common stock it owns to one or more purchasers in the future.

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

Notwithstanding the foregoing, if our largest shareholder, the KDIC, disposes of 50% or more of the shares of our common stock it received in the stock transfer within two years from the end of 2019 (the fiscal year in which the date of the stock transfer falls), the deferral of taxation on capital gains will not be available, and a non-Korean holder who received our common stock or ADSs in the stock transfer will generally be subject to Korean tax on capital gains in an amount equal to the lower of (i) 11.0% (inclusive of local income surtax) of the gross realization proceeds (i.e., the value of our common stock or ADSs such holder received in the stock transfer) or (ii) 22.0% (inclusive of local income surtax) of the net realized gain. However, such capital gains tax may not apply, or may apply at a reduced rate, if such holder establishes its entitlement to an exemption or rate reduction under an applicable tax treaty or Korean tax law. See “Item 10.E. Taxation—Korean Taxation—Tax Treaties” for information regarding tax treaty benefits. Accordingly, if you received our common stock or ADSs in the stock transfer, future sales by the KDIC of the shares of our common stock it owns may result in adverse Korean tax consequences for you.

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

Our common stock is listed on the KRX KOSPI Market, which has a smaller market capitalization and is more volatile than the securities markets in the United States and many European countries. The market value of ADSs may fluctuate in response to the fluctuation of the trading price of shares of our common stock on the KRX KOSPI Market. The KRX KOSPI Market has experienced substantial fluctuations in the prices and volumes of sales of listed securities and the KRX KOSPI Market has prescribed a fixed range in which share prices are permitted to move on a daily basis. The KOSPI was 1,914.73 on April 23, 2020. There is no guarantee that the stock prices of Korean companies will not decline again in the future. Like other securities markets, including those in developed markets, the Korean securities market has experienced problems including market manipulation, insider trading and settlement failures. The recurrence of these or similar problems could have a material adverse effect on the market price and liquidity of the securities of Korean companies, including our common stock and ADSs, in both the domestic and the international markets.

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

Reorganization and Expansion of Woori Finance Holdings and Woori Bank

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

•	In October 2016, Woori Bank acquired a 51% equity interest in Wealth Development Bank Corp., a thrift bank in the Philippines with a network of 16 branches and approximately 300 employees.

•	In November 2016, Woori Bank obtained a banking license to establish a local subsidiary in Vietnam, Woori Bank Vietnam, which commenced operations in January 2017.

•

In June 2018, Woori Bank acquired VisionFund (Cambodia) Ltd., a microfinance deposit-taking institution in Cambodia, which was renamed WB Finance Co., Ltd. In February 2020, with the approval of the Cambodian financial authorities, Woori Finance (Cambodia) Plc., a microfinance institution, merged with and into WB Finance Co., Ltd.

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

Sales of the KDIC’s Ownership Interest

Pursuant to the Korean government’s privatization plan, in December 2014, the KDIC sold 40,143,022 shares of Woori Bank’s common stock (representing 5.9% of its outstanding common stock) in a private sale in Korea. In addition, in December 2016 and January 2017, the KDIC sold an aggregate of 200,685,395 shares of Woori Bank’s common stock (representing 29.7% of its outstanding common stock) in stakes ranging from 3.7% to 6.0% to seven financial companies through a bidding process. Pursuant to a commitment made by the KDIC in connection with such bidding process, five persons, each nominated by one of the winning bidders, were elected as new outside directors at an extraordinary general meeting of Woori Bank’s shareholders held in December 2016. In December 2018, five persons, each nominated by one of such winning bidders, were elected at an extraordinary general meeting of Woori Bank’s shareholders to serve as our outside directors upon our establishment. See “Item 6.A. Directors and Senior Management—Board of Directors—Outside Directors.” In 2017, pursuant to a series of transactions related to call options previously granted in connection with the KDIC’s sale of Woori Bank’s common stock in December 2014, the KDIC sold an aggregate of 19,852,364 shares of Woori Bank’s common stock (representing 2.94% of its outstanding common stock). As a result of such transactions, the KDIC’s ownership interest in Woori Bank was reduced to 18.43%. In connection with our establishment in January 2019 as a new financial holding company pursuant to a “comprehensive stock transfer” under Korean law, the KDIC received our common stock in exchange for the common stock of Woori Bank it owned and currently owns 17.25% of our outstanding common stock. We expect that the KDIC will sell all of such common stock in multiple transactions by 2022 in accordance with its plan that was approved by the Financial Services Commission in June 2019.

In December 2016, in connection with the KDIC’s sale of shares of Woori Bank’s common stock, Woori Bank entered into an agreement with the KDIC, pursuant to which Woori Bank was required to use its best efforts to cause an employee of the KDIC nominated by it to be appointed as Woori Bank’s non-standing director, so long as the KDIC either (x) owned 10% or more of Woori Bank’s total issued shares with voting rights or (y) owned more than 4% but less than 10% of Woori Bank’s total issued shares with voting rights and remained its largest shareholder (other than the National Pension Service of Korea). While such agreement with Woori Bank expired, in July 2019, we entered into an agreement with the KDIC with similar terms. See “Item 10.C. Material Contracts.”

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

Reorganization and Expansion of Woori Financial Group

After our establishment, we have further reorganized and expanded our operations, including through mergers, acquisitions and investments. For example:

•

In August 2019, we acquired a 73% equity interest in Woori Asset Management Corp. (formerly known as Tongyang Asset Management Corp.) from Tongyang Life Insurance Co., Ltd., which became our consolidated subsidiary.

•

In September 2019, we conducted a “comprehensive stock exchange” under Korean law with Woori Bank, the former parent company of Woori Card, whereby Woori Bank transferred all of its Woori Card shares to us and in return received a combination of 42,103,377 shares of our common stock and ￦598 billion in cash, based on an exchange ratio of 0.4697442 shares of our common stock for each Woori Card share. As a result of the stock exchange, Woori Card ceased to be Woori Bank’s subsidiary and became our direct and wholly-owned subsidiary. Pursuant to applicable Korean law, Woori Bank was required to dispose of the 42,103,377 shares of our common stock it received in the stock exchange within six months of its consummation and sold 28,890,707 of such shares to Fubon Life Insurance Co., Ltd. in September 2019 for ￦358 billion and 13,212,670 of such shares in block trades in November 2019. As a result of such transactions, the number of our outstanding shares of common stock increased to 722,267,683.

•

In September 2019, we acquired a 59.83% equity interest in Woori Investment Bank from Woori Bank, its former parent company, for a sale price of ￦383 billion. As a result of the sale, Woori Investment Bank ceased to be Woori Bank’s subsidiary and became our direct consolidated subsidiary. Woori Investment Bank’s common stock is listed on the KRX KOSPI Market.

•

In October 2019, Woori Bank acquired a 20% equity interest in Lotte Card Co., Ltd., the eighth largest credit card issuer in Korea, according to BC Research, which is a quarterly report issued by BC Card. See “Item 4.B. Business Overview—Credit Cards.”

•

In December 2019, we acquired Woori Global Asset Management Co. (formerly known as ABL Global Asset Management Co.) from Anbang Asset Management (Hong Kong) Co., Limited, which became our consolidated subsidiary.

•

In December 2019, we acquired an aggregate 51% equity interest in Woori Asset Trust Co., Ltd. (formerly known as Kukje Asset Trust Ltd.), consisting of (i) 44.46% from its majority shareholders, including chairman Jae-Eun Yoo, and (ii) 6.54% from Woori Bank. As part of the share purchase agreement with the former majority shareholders, we have agreed to additionally acquire a 21.27% equity interest in the future, subject to certain conditions, at which point we will own an aggregate 72.2% equity interest in Woori Asset Trust Co., Ltd., which is currently our consolidated subsidiary.

Item 4.B.	Business Overview

We are one of the largest financial holding companies in Korea, in terms of consolidated total assets, and our operations include Woori Bank, one of the largest commercial banks in Korea. Our subsidiaries collectively engage in a broad range of businesses, including corporate banking, consumer banking, credit card operations, investment banking, capital markets activities and other businesses. We provide a wide range of products and services to our customers, which mainly comprise small- and medium-sized enterprises and individuals, as well as some of Korea’s largest corporations. As of December 31, 2019, we had, on a consolidated basis, total assets of ￦361,981 billion, total liabilities of ￦336,488 billion and total equity of ￦25,493 billion.

As one of the leading financial services groups in Korea, we believe our core competitive strengths include the following:

Strong and long standing relationships with corporate customers. Historically our operations concentrated on large corporate customers. As a result, we believe that we have strong relationships with many of Korea’s leading corporate groups, and we are the main creditor bank to 9 of the 30 largest Korean corporate borrowers. Further enhancing our corporate loan portfolio is our ability to lend to small- and medium-sized enterprise customers. As of December 31, 2019, we had 325,749 small- and medium-sized enterprise borrowers.

Large and loyal retail customer base. With respect to our consumer banking operations, we have the second-largest deposit base among Korean commercial banks, and over 23.5 million retail customers, representing about half of the Korean adult population. Of these customers, over 9.6 million are active customers, meaning that they have a deposit account with us with a balance of at least ￦300,000 or have a loan account with us.

Extensive distribution and marketing network. We serve our customers primarily through one of the largest banking networks in Korea, comprising 874 branches and 4,855 ATMs and cash dispensers as of December 31, 2019. Through Woori Bank, we also operate 10 dedicated corporate banking centers and 81 general managers for our large corporate customers and 909 relationship managers stationed at 725 branches (as well as 412 additional non-stationed employees who serve as relationship managers as needed) for our small- and medium-sized enterprise customers as of December 31, 2019. In addition, we have Internet and mobile banking platforms to enhance customer convenience, reduce service delivery costs and allow our branch staff to focus on marketing and sales.

Strong capital base. As of December 31, 2019, our consolidated equity totaled ￦25 trillion, and our total capital adequacy ratio was 11.89%. Our management team at the holding company carefully coordinates the capital and dividend plans of each of our subsidiaries and for the consolidated group to ensure that we optimize our capital position. We believe our strong capital base and coordinated capital management enable us to support growth of our core businesses and to pursue franchise-enhancing initiatives such as selective investments and acquisitions.

Strong and experienced management team. We benefit from our management team’s extensive experience accumulated with our subsidiaries and their predecessors. In January 2019, Tae-Seung Son assumed the role of our representative director, president and chief executive officer, which we believe enhanced the quality of our management team and our corporate governance. We also believe that the extensive experience of many members of our management team in the financial sector will help us to continue to strengthen our operations.

Strategy

We aim to continue to build our position as a comprehensive financial services provider in Korea, with a view to having our business platform and operating structure on par with those of leading global financial institutions. The key elements of our strategy are as follows:

Provide comprehensive financial services and maximize synergies among our subsidiaries through our financial holding company structure. We plan to become a comprehensive financial services provider capable of developing and cross-selling a diverse range of products and services to our large existing base of retail and corporate banking customers, so that we can more effectively compete with leading domestic and international financial institutions. We believe that the adoption of a financial holding company structure will continue to help us increase customer satisfaction, generate synergies and maximize profitability, by creating an integrated system among our affiliated companies and allowing us to effectively provide various financial services, including comprehensive one-stop asset management services customized for clients, based on active expansion of non-banking and global business operations. One of the intended benefits of our financial holding company structure is that it enhances our ability to engage in mergers and acquisitions which we may decide to pursue as part of our strategy. For example, in an effort to expand our asset management services, in 2019, we acquired (i) a 73% equity interest in Woori Asset Management Corp. from Tongyang Life Insurance Co., Ltd., (ii) Woori Global Asset Management Co. from Anbang Asset Management (Hong Kong) Co., Limited and (iii) a 51% equity interest in Woori Asset Trust Co., Ltd. from its majority shareholders and Woori Bank, which became our consolidated subsidiaries. We may consider additionally acquiring or merging with other financial institutions, particularly in the non-banking sector, to achieve more balanced growth and further diversify our revenue base.

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

Further improve our asset quality and strengthen our risk management practices. We were one of the earliest and most aggressive banks in Korea to actively reduce non-performing loans through charge-offs and sales to third parties, and we have taken various measures to facilitate the disposal of our substandard or below loans. As a result of these and other initiatives, our ratio of non-performing loans to total loans has been declining and was 0.43% as of December 31, 2019.

One of our highest priorities is to maintain our strong asset quality and enhance our risk management practices on an ongoing basis. We have created a centralized group-wide risk management organization, installed a comprehensive warning and monitoring system, adopted uniform loan loss provisioning policies across all subsidiaries and implemented an advanced credit evaluation system called the “Credit Wizard” at Woori Bank. We plan to undertake a series of group-wide reviews of our credit risk management procedures, as well as our risk management infrastructure, in order to develop and implement various measures to further standardize and improve our risk management procedures and systems.

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

In addition, we intend to carefully consider potential acquisitions or other strategic investments that fit within our overall strategy. When considering acquisitions, we will focus on opportunities that supplement the range of products and services we offer and strengthen our existing customer base, enable us to maintain our standard for asset quality and profitability and provide us with a reasonable return on our investment. We may also consider acquiring or merging with other financial institutions, particularly in the non-banking sector, to achieve more balanced growth and further diversify our revenue base.

Increase “fintech” capabilities. We have been enhancing our financial technology, or “fintech,” capabilities in order to expand our non-traditional financial service delivery channels for our customers. We have established a mobile financial service platform through the launch of the first mobile-only banking service in Korea called WiBee Bank in May 2015. In addition, in April 2017, K bank, formed by a consortium with KT Corporation and 20 other companies, in which we, through Woori Bank, own 13.8% of the equity with voting rights, launched its services to become the first Internet-only bank in Korea.

We have also strengthened our alliances with information technology companies to provide innovative electronic payment methods, including Woori Samsung Pay with Samsung Electronics, which is a cardless ATM withdrawal system that utilizes smartphones. Through such partnership with Samsung Electronics, in April 2019, we introduced additional services that allow customers to open checking accounts, apply for debit cards and utilize currency exchange services using the Samsung Pay mobile application.

In April 2019, we also launched Digital Innovation Lab, or DinnoLab, which provides fintech startup companies in Korea with opportunities to test their services through an open application programming interface and Amazon Web Service’s cloud system. In June 2019, we introduced a robotic process automation system to improve our operations, minimize human error, support business activities and increase efficiency and productivity. In August 2019, we launched Woori WON Banking, our main mobile banking application, to provide enhanced digital platform services to our customers.

Expand presence in the global market. We have continuously expanded our overseas operations since our establishment of the first overseas branch of a Korean commercial bank in Tokyo, Japan in 1968. In December 2014, we became the first Korean bank to be involved in a merger with a listed overseas bank when our subsidiary PT. Bank Woori Indonesia merged with and into PT. Bank Himpunan Saudara 1906, which was renamed PT Bank Woori Saudara Indonesia 1906, Tbk. In October 2016, we acquired a 51% equity interest in Wealth Development Bank Corp., a thrift bank in the Philippines, and have partnered with Vicsal Development Corporation, an operator of department stores and supermarkets in the Philippines and another major shareholder of Wealth Development Bank Corp., to actively expand our base of local customers. In addition, in November 2016, we obtained a banking license to establish a local subsidiary in Vietnam, Woori Bank Vietnam, which commenced operations in January 2017 and manages the local operations of our branches in Vietnam. Furthermore, we have expanded the scope of our operations in Myanmar, Indonesia, Cambodia and the Philippines in order to capitalize on the potential for high growth and profitability in Southeast Asia and established a representative office in Poland as well as additional branches in India. In 2018, we acquired VisionFund (Cambodia) Ltd., a microfinance deposit-taking institution in Cambodia, which was renamed WB Finance Co., Ltd., and established a German subsidiary, Woori Bank Europe GmbH, which is headquartered in Frankfurt. In February 2020, with the approval of the Cambodian financial authorities, Woori Finance (Cambodia) Plc., a microfinance institution, merged with and into WB Finance Co., Ltd., and further expanded our network of local deposit-taking services, as a result of which we have a presence in over 20 countries with over 470 branches and offices outside Korea.

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

The following table sets forth the balances and percentages of our total lending and total deposits represented by our large corporate and small- and medium-sized enterprise customer loans and deposits, respectively, and the number of such customers as of the dates indicated:

	As of December 31,
	2017			2018			2019
	Amount		% of Total	Amount		% of Total	Amount		% of Total
	(in billions of Won, except percentages)
Loans(1):
Small- and medium-sized enterprise(2)	￦	74,906	29.6%	￦	79,371	30.3%	￦	85,367	31.4%
Large corporate(3)		43,372	17.2		38,256	14.6		31,058	11.4
Others(4)		18,398	7.3		19,260	7.4		23,167	8.5

Total	￦	136,676	54.1%	￦	136,887	52.3%	￦	139,592	51.3%

Deposits:
Small- and medium-sized enterprise	￦	42,693	18.2%	￦	46,753	18.8%	￦	52,998	20.0%
Large corporate		68,340	29.1		75,128	30.2		76,943	29.1

Total	￦	111,033	47.3%	￦	121,881	49.0%	￦	129,941	49.1%

Number of borrowers:
Small- and medium-sized enterprise		280,129			306,424			325,749
Large corporate		4,169			5,389			6,046

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

Small- and Medium-Sized Enterprise Banking

We use the term “small- and medium-sized enterprises” as defined in the Framework Act on Small and Medium Enterprises of Korea and related regulations. Under the Framework Act on Small and Medium Enterprises of Korea and related regulations, in order to qualify as a small- and medium-sized enterprise, (i) the enterprise’s total assets at the end of the immediately preceding fiscal year must be less than ￦500 billion, (ii) the enterprise must meet the average or annual sales revenue standards prescribed by the Enforcement Decree of the Framework Act on Small and Medium Enterprises that are applicable to the enterprise’s primary business, and (iii) the enterprise must meet the standards of management independence from ownership as prescribed by the Enforcement Decree of the Framework Act on Small and Medium Enterprises. However, pursuant to an amendment to the Framework Act on Small and Medium Enterprises, which will become effective in June 2020, an enterprise that qualifies as a small- and medium-sized enterprise pursuant to the above definition shall no longer be considered a small- and medium-sized enterprise if it is incorporated into, or is deemed to be incorporated into, a business group subject to certain disclosure requirements under the Monopoly Regulation and Fair Trade Act. Furthermore, certified social enterprises (as defined in the Social Enterprise Promotion Act of Korea), cooperatives, federations of cooperatives, social cooperatives and federations of social cooperatives (as defined in the Framework Act on Cooperatives), as well as cooperatives, federations and national federations (as defined in the Consumer Cooperatives Act) that satisfy the requirements prescribed by the Framework Act on Small and Medium Enterprises, may also qualify as small- and medium-sized enterprises. The small- and medium-sized enterprise segment of the corporate banking market has grown significantly in recent years, including as a result of government measures to encourage lending to these enterprises. As of December 31, 2019, 23.5% of our small- and medium-sized enterprise loans were extended to borrowers in the manufacturing industry, 16.3% were extended to borrowers in the retail and wholesale industries, and 7.2% were extended to borrowers in the hotel, leisure and transportation industries.

We service our small- and medium-sized enterprise customers primarily through Woori Bank’s network of branches and small- and medium-sized enterprise relationship managers. As of December 31, 2019, Woori Bank had stationed one or more relationship managers at 725 branches, of which 366 were located in the Seoul metropolitan area. The relationship managers specialize in servicing the banking needs of small- and medium-sized enterprise customers and concentrate their marketing efforts on developing new customers in this segment. As of December 31, 2019, Woori Bank had a total of 909 small- and medium-sized enterprise relationship managers stationed at its branches (as well as 412 non-stationed employees who serve as relationship managers as needed).

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

Lending Activities. We provide both working capital loans and facilities loans to our small- and medium-sized enterprise customers. As of December 31, 2019, working capital loans and facilities loans accounted for 43.5% and 53.3%, respectively, of our total small- and medium-sized enterprise loans. As of December 31, 2019, we had 325,749 small- and medium-sized enterprise borrowers.

As of December 31, 2019, secured loans and loans guaranteed by a third party accounted for 67.9% and 5.8%, respectively, of our small- and medium-sized enterprise loans. As of December 31, 2019, approximately 76.8% of the secured loans were secured by real estate and 1.0% were secured by deposits. Working capital loans generally have a maturity of one year, but may be extended on an annual basis for an aggregate term of three to five years if periodic payments are made. Facilities loans have a maximum maturity of 10 years.

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

Pricing. We establish the pricing for our small- and medium-sized enterprise loan products based principally on transaction risk, our cost of funding and market considerations. Our lending rates are generally determined using our Credit Wizard system. We use our Credit Wizard system to manage our lending activities, and input data gathered from loan application forms, credit scores of borrowers and the appraisal value of collateral provided by external valuation experts into the Credit Wizard system and update such information periodically to reflect changes in such information. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Credit Risk Management—Credit Evaluation and Approval.” We measure transaction risk using factors such as the credit rating assigned to a particular borrower and the value and type of collateral. Our system also takes into account cost factors such as the current market interest rate, opportunity cost and cost of capital, as well as a spread calculated to achieve a target rate of return. Depending on the price and other terms set by competing banks for similar borrowers, we may reduce the interest rate we charge to compete more effectively with other banks. Loan officers have limited discretion in deciding what interest rates to offer, and significant variations require review at higher levels. As of December 31, 2019, approximately 64.5% of our small- and medium-sized enterprise loans had interest rates that varied with reference to current market interest rates.

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

In terms of our outstanding loan balance, as of December 31, 2019, 37.6% of our large corporate loans were extended to borrowers in the manufacturing industry, 31.3% were extended to borrowers in the finance and insurance industries, and 9.0% were extended to borrowers in the retail and wholesale industries.

We service our large corporate customers primarily through Woori Bank’s network of dedicated corporate banking centers and general managers. Woori Bank operates 10 dedicated corporate banking centers, all of which are located in the Seoul metropolitan area. Each center is staffed with one or more general managers, and certain centers are headed by a senior general manager. Depending on the center, each such manager is responsible for large corporate customers that either are affiliates of a particular chaebol or operate in a particular industry or region. As of December 31, 2019, Woori Bank had a total of 81 general managers who focus on marketing to and managing the accounts of large corporate customers.

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

Lending Activities.  We provide both working capital loans and facilities loans to our large corporate customers. As of December 31, 2019, working capital loans (including domestic usance, bills bought and securities sold under repurchase agreements) and facilities loans accounted for 67.0% and 18.9%, respectively, of our total large corporate loans.

Loans to large corporate customers may be secured by real estate or deposits or be unsecured. As of December 31, 2019, secured loans and loans guaranteed by a third party accounted for 17.3% and 5.3%, respectively, of our large corporate loans. Since a relatively low percentage of our large corporate loan portfolio is secured by collateral, we may be required to establish larger allowances for credit losses with respect to any such loans that become non-performing or impaired. See “—Assets and Liabilities—Asset Quality of Loans—Loan Loss Provisioning Policy.” As of December 31, 2019, approximately 58.2% of the secured loans were secured by real estate and approximately 3.3% were secured by deposits. Working capital loans generally have a maturity of one year but may be extended on an annual basis for an aggregate term of three to five years. Facilities loans have a maximum maturity of 10 years.

We evaluate creditworthiness and collateral for our loans to large corporate customers in essentially the same way as we do for loans to small- and medium-sized enterprise customers. See “—Small- and Medium-Sized Enterprise Banking—Lending Activities.”

Pricing.  We determine the pricing of our loans to large corporate customers in the same way that we determine the pricing of our loans to small- and medium-sized enterprise customers. See “—Small- and Medium-Sized Enterprise Banking—Pricing.” As of December 31, 2019, approximately 79.0% of these loans had interest rates that varied with reference to current market interest rates.

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

Lending Activities

We offer a variety of consumer loan products to households and individuals. We differentiate our product offerings based on a number of factors, including the customer’s age group, the purpose for which the loan is used, collateral requirements and maturity. The following table sets forth the balances and percentage of our total lending represented by our consumer loans as of the dates indicated:

	As of December 31,
	2017			2018			2019
	Amount(1)		% of Total Loans(2)	Amount(1)		% of Total Loans(2)	Amount(1)		% of Total Loans(2)
	(in billions of Won, except percentage)
General purpose household loans	￦	36,301	14.4%	￦	39,492	15.1%	￦	40,870	15.0%
Mortgage loans		47,476	18.8		51,280	19.6		54,511	20.1
Home equity loans		25,513	10.1		26,324	10.0		28,622	10.5

Total	￦	109,290	43.2%	￦	117,096	44.7%	￦	124,003	45.6%

(1)	Not including outstanding credit card balances, and prior to deducting allowance for credit losses and present value discount or reflecting deferred origination costs.
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

For secured loans, including mortgage and home equity loans, we generally lend up to 70% of the collateral value (except in areas of high speculation designated by the government where we generally limit our lending to 40% of the appraised value of collateral) minus the value of any lien or other security interest that is prior to our security interest. In calculating the collateral value for real estate for such secured consumer loans (which principally consists of residential properties), we generally use the fair value of the collateral as appraised by Korea Investors Service which is collated in our Credit Wizard system. We generally revalue collateral on a periodic basis. As of December 31, 2019, the revaluation frequency was every year for real estate (with apartments being revalued every month, subject to the availability of certain specified market value information), every year for equipment, every month for deposits and every week for stocks listed on a major Korean stock exchange.

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

General Purpose Household Loans

Our general purpose household loans may be secured by real estate (other than homes), deposits or securities. As of December 31, 2019, approximately ￦30,982 billion, or 75.8%, of our general purpose household loans were unsecured, although some of these loans were guaranteed by a third party. Overdraft loans are primarily unsecured and typically have a maturity between one and three years, and the amount of such loans has been steadily declining. As of December 31, 2019, this amount was approximately ￦26 million.

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

Our interest rates also incorporate a margin based on, among other things, the type of collateral (if any), priority with respect to any security, our target loan-to-value ratio and loan duration. We also can adjust the applicable rate based on current or expected profit contribution of the customer. Our lending rates are generally determined by our Credit Wizard system. The applicable interest rate is determined at the time of the drawdown of the loan. We also charge a termination fee in the event a borrower repays the loan prior to maturity. As of December 31, 2019, approximately 53.6% of our general purpose household loans had floating interest rates.

Mortgage and Home Equity Lending

We provide customers with a number of mortgage and home equity loan products that have flexible features, including terms, repayment schedules, amounts and eligibility for loans. The maximum term of our mortgage and home equity loans is typically 35 years. Most of our mortgage and home equity loans provided prior to January 2016 have an interest-only payment period of 10 years or less. However, the Korea Federation of Banks’ implementation of its Guidelines on Banks’ Mortgage Loan Screening changed the default interest-only payment period to one year or less, which applies to loans that were originated subsequent to the effective date of the Guidelines in January 2016. With respect to mortgage and home equity loans, we determine the eligibility of borrowers based on the borrower’s personal information, transaction history and credit history using our Credit Wizard system. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Credit Risk Management—Credit Evaluation and Approval.” The eligibility of a borrower that is participating in a housing lottery will depend on proof that it has paid a deposit or can obtain a guarantee from a Korean government-related housing fund.

As of December 31, 2019, approximately 63.9% of our mortgage and home equity loans were secured by residential or other property, 25.9% of our mortgage and home equity loans were guaranteed by Korean government-related housing funds and 6.0% of our mortgage and home equity loans, contrary to general practices in the United States, were unsecured (although the use of proceeds from mortgage and home equity loans is restricted for the purpose of financing home purchases and some of these loans were guaranteed by a third party). One reason that a portion of our mortgage and home equity loans are unsecured is that we, along with other Korean banks, provide advance loans to borrowers for the down payment of new housing (particularly apartments) that is in the process of being built. Once construction is completed, which may take several years, these mortgage and home equity loans become secured by the new housing purchased by these borrowers. As of December 31, 2019, we had issued unsecured construction loans relating to housing where construction was not completed in the amount of ￦4,998 billion. For the year ended December 31, 2019, the average initial loan-to-value ratio of our mortgage loans and home equity loans was approximately 58.3% and 45.4%, respectively, compared to 55.5% and 45.8% for the year ended December 31, 2018. The average loan-to-value ratio of our mortgage loans and home equity loans as of December 31, 2019 was approximately 53.2% and 46.4%, respectively, compared to 52.9% and 47.3% as of December 31, 2018.

Pricing.  The interest rates for our mortgage and home equity loans are determined on essentially the same basis as our general purpose household loans, except that for mortgage and home equity loans we place significantly greater weight on the value of any collateral that is being provided to secure the loan. The base rate we use in determining the interest rate for our mortgage and home equity loans is identical to the base rate we use to determine pricing for our general purpose household loans. As of December 31, 2019, approximately 50.8% of our outstanding mortgage and home equity loans had floating interest rates.

Private Banking Operations

Our private banking operations within Woori Bank aim to service our high net worth and mass affluent retail customers. As of December 31, 2019, we had 210,946 customers who qualified for private banking services, representing 0.9% of our total retail customer base. Of the total deposits of our retail unit of ￦100.5 trillion as of December 31, 2019, high net worth and mass affluent customers accounted for 62.3%.

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

Woori Bank has 730 branches that offer private banking services. These branches are staffed by 743 private bankers, and almost all of the branches are located in metropolitan areas, including Seoul.

Woori Bank also operates an advisory center in Seoul for its private banking clients, which employs 20 specialists advising on matters of law, tax, real estate, risk assessment and investments.

Deposit-Taking Activities

We are one of the largest deposit holders among Korean banks, in large part due to our nation-wide branch network. The balance of our deposits from retail customers was ￦95,757 billion as of December 31, 2017, ￦95,146 billion as of December 31, 2018 and ￦106,255 billion as of December 31, 2019 which constituted 40.8%, 38.2% and 40.1%, respectively, of the balance of our total deposits.

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

The following table sets forth the percentage of our total retail and corporate deposits represented by each deposit product category as of December 31, 2019:

Demand Deposits	Time Deposits	Savings Deposits	Installment Deposits	Certificates of Deposit
8.62%	54.97%	36.04%	0.01%	0.36%

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

The Depositor Protection Act provides for a deposit insurance system where the KDIC guarantees to depositors the repayment of their eligible bank deposits. The deposit insurance system insures up to a total of ￦50 million per depositor per bank. See “—Supervision and Regulation—Principal Regulations Applicable to Banks—Deposit Insurance System.” We pay a quarterly premium of 0.02% of our average deposits and a quarterly special contribution of 0.025% of our average deposits, in each case for the relevant quarter. For the year ended December 31, 2019, we paid an aggregate of ￦337 billion of such premiums and contributions.

Branch Network and Other Distribution Channels

Woori Bank had a total of 874 banking branches in Korea as of December 31, 2019, which was one of the most extensive networks of branches among Korean commercial banks. In recent years, demand in Korea for mutual funds and other asset management products as well as bancassurance products has been rising. These products require an extensive sales force and customer interaction to sell, further emphasizing the need for a large branch network. As a result, an extensive branch network is important to attracting and maintaining retail customers, as they generally conduct a significant portion of their financial transactions through bank branches. We believe that our extensive branch network in Korea helps us to maintain our retail customer base, which in turn provides us with a stable and relatively low cost funding source.

The following table presents the geographical distribution of Woori Bank’s banking branch network in Korea as of December 31, 2019:

	Total
	Number	% of Total
Area
Seoul	396	45.3%
Six largest cities (other than Seoul)	150	17.2
Other	328	37.5

Total	874	100%

In order to maximize access to our products and services, we have established an extensive network of ATMs and cash dispensers, which are located in branches as well as unmanned outlets. Woori Bank had 4,855 ATMs and cash dispensers as of December 31, 2019.

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

	For the year ended December 31,
	2017		2018		2019
ATMs(1):
Number of transactions (millions)		316		296		272
Fee income (billions of Won)	￦	40	￦	36	￦	32
Telephone banking:
Number of users		6,384,164		6,360,743		6,336,310
Number of transactions (millions)		104		148		143
Fee income (billions of Won)	￦	3	￦	2	￦	1.5
Internet banking:
Number of users		16,554,353		17,387,658		17,975,675
Number of transactions (millions)		7,566		7,660		10,116
Fee income (billions of Won)	￦	160	￦	178	￦	199

(1)	Includes cash dispensers.

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

Credit Cards

We offer credit card products and services mainly to consumers and corporate customers in Korea. In April 2013, as a part of our strategy to enhance our credit card operations and increase its synergies with our other businesses, Woori Bank effected a horizontal spin-off of its credit card business, and the former credit card business of Woori Bank was operated by its wholly-owned subsidiary, Woori Card, until September 2019, when we conducted a “comprehensive stock exchange” under Korean law with Woori Bank, pursuant to which Woori Card became our direct and wholly-owned subsidiary. See “Item 4.A. History and Development of the Company—Establishment of Woori Financial Group—Reorganization and Expansion of Woori Financial Group.”

As of December 31, 2019, Woori Card’s market share based on transaction volume was approximately 8.7%, which ranked Woori Card as the sixth largest credit card issuer in Korea, according to BC Research, which is a quarterly report issued by BC Card.

Our credit card operations benefit from Woori Card’s ownership of a 7.65% equity stake in BC Card. BC Card is co-owned by KT Corporation, which is one of Korea’s largest telecommunications companies, and other Korean financial institutions, and operates the largest merchant payment network in Korea as measured by transaction volume. This ownership stake allows us to outsource production and delivery of new credit cards, the preparation of monthly statements, management of merchants and other ancillary services to BC Card for our credit card operations. In addition, in October 2019, Woori Bank acquired a 20% equity interest in Lotte Card Co., Ltd., the eighth largest credit card issuer in Korea, according to BC Research.

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

The following tables set forth certain data relating to the credit card operations of Woori Card (including BC Cards and Visa Cards issued through the BC Card consortium) as of the dates or for the period indicated:

	As of or for the year ended December 31,
	2017		2018		2019
	(in billions of Won, unless indicated otherwise)
Number of credit card holders (at year end) (thousands of holders)
General accounts		12,509		12,525		13,000
Corporate accounts		550		460		555

Total		13,059		12,985		13,555

Active ratio(1)		50.70%		52.73%		55.00%
Credit card interest and fees
Installment and cash advance interest	￦	225	￦	224	￦	243
Annual membership fees		72		78		86
Merchant fees		896		943		918
Other fees		570		606		640

Total	￦	1,763	￦	1,851	￦	1,885

Charge volumes
General purchase	￦	61,175	￦	58,952	￦	64,762
Installment purchase		6,796		8,201		7,912
Cash advance		4,700		4,859		4,862
Card loan		2,944		3,306		3,664

Total	￦	75,615	￦	75,318	￦	81,200

Outstanding balances (at year end)
General purchase	￦	2,595	￦	3,057	￦	3,243
Installment purchase		1,559		2,089		1,969
Cash advance		574		607		585
Card loan		2,107		2,305		2,611

Total	￦	6,835	￦	8,058	￦	8,408

Average outstanding balances
General purchase	￦	2,822	￦	3,036	￦	3,292
Installment purchase		1,520		1,911		2,046
Cash advance		581		596		591
Card loan		2,174		2,391		2,567

Total	￦	7,097	￦	7,934	￦	8,496

Delinquency ratios(2)
Less than 1 month		1.78		1.53		1.19
From 1 month to 3 months		0.72		0.72		0.65
From 3 months to 6 months		0.57		0.64		0.65
Over 6 months		0.00		0.00		0.00

Total		3.07%		2.89%		2.49%

Non-performing loan ratio(3)		0.83%		0.87%		0.87%
Gross charge-offs	￦	228	￦	242	￦	281
Recoveries		51		57		60

Net charge-offs	￦	177	￦	185	￦	221

Gross charge-off ratio(4)		3.22%		3.04%		3.31%
Net charge-off ratio(5)		2.49%		2.33%		2.61%

(1)	Represents the ratio of accounts used at least once within the past month to total accounts as of the end of the relevant year.
(2)

Our delinquency ratios may not fully reflect all delinquent amounts relating to our outstanding balances since a certain portion of delinquent credit card balances (defined as balances one day or more past due) were restructured into loans and were not treated as being delinquent at the time of conversion or for a period of time thereafter. Including all restructured loans, outstanding balances overdue by more than one month accounted for 3.2% of our credit card balances as of December 31, 2019.

(3)

Represents the ratio of balances that are more than three months overdue to total outstanding balances as of the end of the relevant year. These ratios do not include the following amounts of previously delinquent credit card balances restructured into loans that were classified as normal or precautionary as of December 31, 2017, 2018 and 2019:

	As of December 31,
	2017		2018		2019
	(in billions of Won)
Restructured loans	￦	122	￦	137	￦	154

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

In recent years, credit card issuers in Korea have agreed with selected cardholders to restructure their delinquent credit card account balances as loans that have more gradual repayment terms, in order to retain fundamentally sound customers who are experiencing temporary financial difficulties and to increase the likelihood of eventual recovery on those balances. In line with industry practice, we have restructured a portion of our delinquent credit card account balances as loans. The general qualifications to restructure delinquent credit card balances as loans are that the delinquent amount be more than one month overdue and in excess of ￦1 million. The terms of the restructured loans usually require the payment of approximately 10% to 20% of the outstanding balance as a down payment and that they be guaranteed by a third party and carry higher interest rates than prevailing market rates. These loans are usually required to be repaid by the borrower in installments over terms ranging from three months to 60 months. As of December 31, 2019, the total amount of our restructured loans was ￦165 billion. Because restructured loans are not initially recorded as being delinquent, our delinquency ratios do not fully reflect all delinquent amounts relating to our outstanding credit card balances.

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

No interest is charged on lump-sum purchases that are paid in full by the monthly payment date. For installment purchases, we charge a fixed rate of interest on the outstanding balance of the transaction amount, based on the installment period selected at the time of purchase. For a new cardholder, we currently apply an interest rate between approximately 9.5% and 20.5% per annum as determined by the cardholder’s application system score. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Credit Risk Management—Credit Evaluation and Approval—Credit Card Approval Process” and “—Credit Review and Monitoring—Credit Card Review and Monitoring.”

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

We also generally charge a basic annual membership fee up to ￦1,000,000 for our credit cards, which is determined based on various factors including the type of card, and whether affiliation options are selected by the cardholder. For certain cards, such as the Woori V Card, we will waive membership fees if customers charge above a certain amount.

We outsource the management of merchants to BC Card. We charge merchant fees to merchants for processing transactions. Merchant fees vary depending on the type of merchant and the total transaction amounts generated by the merchant. As of December 31, 2019, we charged merchants an average of 1.32% of their respective total transaction amounts. In addition to merchant fees, we receive nominal interchange fees for international card transactions.

Capital Markets Activities

We engage in capital markets activities for our own account and for our customers. Our capital markets activities include securities investment and trading, derivatives trading, asset securitization services and investment banking.

Securities Investment and Trading

Through Woori Bank, we invest in and trade securities for our own account, in order to maintain adequate sources of liquidity and to generate interest and dividend income and capital gains. As of December 31, 2019, our investment portfolio, which consists of financial assets at fair value through other comprehensive income and securities at amortized cost, and our trading portfolio, which consists of financial assets at fair value through profit or loss (excluding deposits, derivative assets and loans), had a combined total book value of ￦52,963 billion and represented 14.6% of our total assets.

Our trading and investment portfolios consist primarily of Korean treasury securities and debt securities issued by Korean government agencies, including the KDIC, local governments or government-invested enterprises, and debt securities issued by financial institutions. As of December 31, 2019, we held debt securities with a total book value of ￦49,892 billion, of which:

•	debt securities at amortized cost accounted for ￦20,326 billion, or 40.7%;

•	debt securities at fair value through other comprehensive income accounted for ￦26,714 billion, or 53.5%; and

•	debt securities at fair value through profit or loss accounted for ￦2,852 billion, or less than 5.7%.

Of these amounts, as of December 31, 2019, debt securities issued by the Korean government amounted to ￦8,044 billion, or 39.6% of our debt securities at amortized cost, ￦1,153 billion, or 4.3% of our debt securities at fair value through other comprehensive income, and ￦873 billion, or 30.6% of our debt securities at fair value through profit or loss.

From time to time, we also purchase and sell equity securities for our securities portfolios. Our equity securities consist primarily of equities listed on the KRX KOSPI Market or the KRX KOSDAQ Market. As of December 31, 2019:

•	equity securities at fair value through other comprehensive income had a book value of ￦935 billion, or 3.4% of our securities at fair value through other comprehensive income portfolio; and

•	equity securities at fair value through profit or loss accounted for ￦688 billion, or 14.0% of our securities at fair value through profit or loss portfolio.

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

Derivatives Trading

We offer derivatives products and engage in derivatives trading, mostly for our corporate customers. Our trading volume was ￦268,734 billion in 2017, ￦324,410 billion in 2018 and ￦371,500 billion in 2019. Our aggregate net trading gain (loss) from derivatives for the years ended December 31, 2017, 2018 and 2019 was ￦3 billion, ￦91 billion and ￦(12) billion, respectively.

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

The following shows the estimated fair value of derivatives we held or had issued for trading purposes as of the dates indicated:

	As of December 31,
	2017				2018				2019
	Estimated Fair Value of Assets		Estimated Fair Value of Liabilities		Estimated Fair Value of Assets		Estimated Fair Value of Liabilities		Estimated Fair Value of Assets		Estimated Fair Value of Liabilities
	(in billions of Won)
Currency derivatives	￦	2,732	￦	2,782	￦	1,623	￦	1,571	￦	2,433	￦	2,146
Interest rate derivatives		236		267		229		279		313		423
Equity derivatives		147		100		174		241		176		274
Commodity derivatives		1		1		—		—		—		—

Total	￦	3,116	￦	3,150	￦	2,026	￦	2,091	￦	2,922	￦	2,843

For a discussion of our risk management policies with respect to our derivatives trading activities, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Market Risk Management—Market Risk Management for Trading Activities.”

Asset Securitization Services

We are active in the Korean asset-backed securities market. Through Woori Bank, we participate in asset securitization transactions in Korea by acting as arranger, trustee or liquidity provider. In 2019, we were involved in asset securitization transactions with an initial aggregate issue amount of ￦1,472 billion and generated total fee income of approximately ￦0.9 billion in connection with such transactions. The securities issued in asset securitization transactions are sold mainly to institutional investors buying through Korean securities firms.

Investment Banking

Through Woori Bank and Woori Investment Bank, we engage in investment banking activities in Korea. In addition, we provide project finance and financial advisory services, in the area of social overhead capital projects such as highway, port, power and water and sewage projects, as well as structured finance, leveraged buy-out financing, equity and venture financing and mergers and acquisitions financing services. In 2019, we generated investment banking revenue of approximately ￦289 billion from gains on investment in foreign bonds and equity securities and fees from advisory and other services.

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

The table below sets forth certain information regarding our foreign currency assets and borrowings:

	As of December 31,
	2017		2018		2019
	(in millions of US$)
Total foreign currency assets	US$	35,678	US$	35,587	US$	40,060
Foreign currency borrowings
Call money		593		872		115
Long-term borrowings		4,290		4,167		4,427
Short-term borrowings		6,191		6,336		7,509

Total foreign currency borrowings	US$	11,074	US$	11,375	US$	12,051

The table below sets forth the overseas subsidiaries and direct branches of Woori Bank in operation as of December 31, 2019:

Business Unit(1)	Location
Subsidiaries:
Woori America Bank	United States
PT Bank Woori Saudara Indonesia 1906, Tbk	Indonesia
Woori Global Markets Asia Limited	China (Hong Kong)
Woori Bank (China) Limited	China
AO Woori Bank	Russia
Banco Woori Bank do Brasil S.A.	Brazil
Woori Finance Myanmar Co., Ltd.	Myanmar
Wealth Development Bank Corporation	Philippines
Woori Bank Vietnam Limited	Vietnam
WB Finance Co., Ltd.(2)	Cambodia
Woori Finance (Cambodia) Plc.(2)	Cambodia
Woori Bank Europe GmbH	Germany
Branches, Agencies and Representative Offices:
London Branch	United Kingdom
Tokyo Branch	Japan
Singapore Branch	Singapore
Hong Kong Branch	China (Hong Kong)
Bahrain Branch	Bahrain
Dhaka Branch	Bangladesh
Gaeseong Branch(3)	Korea(3)
New York Agency	United States
Los Angeles Branch	United States
Chennai Branch	India
Sydney Branch	Australia
Dubai Branch	United Arab Emirates
Gurgaon Branch	India
Mumbai Branch	India
Kuala Lumpur Representative Office	Malaysia
Yangon Representative Office	Myanmar
Iran Representative Office(4)	Iran(4)
Katowice Representative Office	Poland

(1)	Does not include subsidiaries and branches in liquidation or dissolution.
(2)

In February 2020, with the approval of the Cambodian financial authorities, Woori Finance (Cambodia) Plc. merged with and into WB Finance Co., Ltd. See “Item 4.A. History and Development of the Company—Establishment of Woori Financial Group—Reorganization and Expansion of Woori Finance Holdings and Woori Bank.”

(3)	Due to the shutdown of the Gaeseong Industrial Complex in February 2016, the Gaeseong Branch is currently located at our corporate headquarters in Seoul.
(4)	No longer operational (i.e., no employees or office space) since December 2018 following the re-imposition of sanctions.

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

Woori America Bank currently operates over 25 branches in states including New York, New Jersey, Maryland, Virginia, Pennsylvania and California and provides retail and corporate banking services targeted towards the Korean-American community. Woori America Bank had total assets of US$2,073 million as of December 31, 2019 and net profit of US$17 million in 2019.

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

In January 2014, Woori Bank completed the purchase of an additional 27% equity interest (in addition to the 6% equity interest it previously acquired through its subsidiary PT. Bank Woori Indonesia) in PT. Bank Himpunan Saudara 1906, an Indonesian commercial bank with a network of over 100 branches and offices throughout Indonesia. In December 2014, PT. Bank Woori Indonesia merged with and into PT. Bank Himpunan Saudara 1906. The merged entity, in which Woori Bank holds a 79.9% equity interest, was renamed PT Bank Woori Saudara Indonesia 1906, Tbk and became Woori Bank’s consolidated subsidiary. As of December 31, 2019, PT Bank Woori Saudara Indonesia 1906, Tbk had total assets of US$2,715 million and shareholders’ equity of US$498 million.

In October 2016, Woori Bank acquired a 51% equity interest in Wealth Development Bank Corp., a thrift bank in the Philippines with a network of 25 branches and approximately 450 employees as of December 31, 2019.

In November 2016, Woori Bank obtained a banking license to establish a local subsidiary in Vietnam, Woori Bank Vietnam, which commenced operations in January 2017 and currently operates 14 branches throughout the country.

Woori Bank is also expanding its network of branches in South and Southeast Asia through our other local subsidiaries, including PT Bank Woori Saudara Indonesia 1906, Tbk, Woori Finance Myanmar and Wealth Development Bank Corp. In June 2018, Woori Bank acquired VisionFund (Cambodia) Ltd., a microfinance deposit-taking institution in Cambodia, which was renamed WB Finance Co., Ltd. In February 2020, with the approval of the Cambodian financial authorities, Woori Finance (Cambodia) Plc., a microfinance institution, merged with and into WB Finance Co., Ltd. As of December 31, 2019, WB Finance Co., Ltd. had total assets of US$382 million and shareholders’ equity of US$80 million, and Woori Finance (Cambodia) Plc. had total assets of US$121 million and shareholders’ equity of US$24 million.

In November 2018, Woori Bank established a German subsidiary, Woori Bank Europe GmbH, which is headquartered in Frankfurt and conducts our European operations. As of December 31, 2019, Woori Bank Europe GmbH had total assets of US$184 million and shareholders’ equity of US$48 million.

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

We receive fees for our trust management services that are generally based upon a percentage, ranging between 0.01% and 2.0%, of the net asset value of the assets under management. We also receive penalty payments when customers terminate their trust deposit prior to the original contract maturity. Fees that we received for trust management services (including those fees related to property trust management services, described below, but excluding those fees relating to guaranteed trusts, which are eliminated in consolidation) amounted to ￦142 billion in 2017, ￦177 billion in 2018 and ￦171 billion in 2019.

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

	As of December 31,
	2017		2018		2019
	(in billions of Won)
Principal and interest guaranteed trusts	￦	1	￦	1	￦	1
Principal guaranteed trusts		1,401		1,409		1,401
Performance trusts		29,252		36,451		36,288

Total	￦	30,654	￦	37,861	￦	37,690

The trust assets we manage consist principally of investment securities, loans made from the trusts and amounts due from banks. The investment securities consist of government-related debt securities, corporate debt securities, including bonds and commercial paper, equity securities and other securities. As of December 31, 2019, our money trusts had invested in securities with an aggregate book value of ￦12,462 billion, which accounted for approximately 32.5% of our money trust assets. Debt securities accounted for ￦5,474 billion of this amount.

Our money trusts also invest, to a lesser extent, in equity securities, including beneficiary certificates issued by investment trust management companies. As of December 31, 2019, equity securities held by our money trusts amounted to ￦6,988 billion, which accounted for approximately 18.2% of our money trust assets. Of this amount, ￦1,816 billion was from money trusts over which we had investment discretion and the remainder was from specified money trusts.

Loans made by our money trusts are similar in type to the loans made by our banking operations. As of December 31, 2019, our money trusts had made loans in the aggregate principal amount of ￦7,293 billion (excluding loans to our banking operations of ￦2,731 billion), which accounted for approximately 19.0% of our money trust assets.

The amounts due from banks consist of local currency and foreign currencies. As of December 31, 2019, such amounts due from banks totaled ￦15,467 billion, which accounted for approximately 40.3% of our money trust assets.

If the income from a money trust for which we provide a guarantee is less than the amount of the payments we have guaranteed, we will need to pay the amount of the shortfall with funds from special reserves maintained in our trust accounts, followed by basic fees from that money trust and funds from our banking operations. We net any payments we make as a result of these shortfalls against any gains we receive from other money trusts. No material payments of any such shortfall amounts were made in 2019.

Property Trusts. Through Woori Bank and Woori Asset Trust Co., Ltd., we also offer property trust management services, where we manage non-cash assets in return for a fee. Non-cash assets include mostly receivables (including those securing asset-backed securities), real property and securities, but can also include movable property such as artwork. Under these arrangements, we render escrow or custodial services for the property in question and collect fees in return.

In 2019, our property trust fees generally ranged from 0.003% to 5.00% of total assets under management, depending on the type of trust account product. As of December 31, 2019, the balance of our property trusts totaled ￦49,358 billion.

Property trusts are not consolidated within our financial statements.

Investment Trust Management

Through Woori Asset Management Corp. and Woori Global Asset Management Co., which became our consolidated subsidiaries in 2019, and Woori Private Equity Asset Management Co. Ltd, we offer investment trust products to our customers and manage the assets invested by them in investment trusts. The investment trust products we offer generally take the form of beneficiary certificates evidencing an ownership interest in a particular investment trust. We currently offer various different types of investment trust products, including:

•

securities funds, where securities (excluding certain securities relating to, among others, real estate, ship investment companies, social infrastructure and overseas resource development) consist of more than 50% of their assets;

•

real estate funds, where real estate (including investments in, among others, derivatives based on underlying assets consisting of real estate and loans to corporations relating to real estate development) consist of more than 50% of their assets;

•	special asset funds, where assets other than securities and real estate consist of more than 50% of their assets;

•	mixed asset funds, which do not have the restrictions that apply to securities funds, real estate funds and special asset funds; and

•	money market funds, which invest in short-term financial products, such as call loans, commercial paper, certificates of deposit and short-term treasury notes and corporate bonds.

The investment trusts we manage are generally trusts that allow investors to share in the investment performance of the trust in proportion to the amount of their investment in the trust. We have investment discretion over all investment trusts. Investment trusts calculate the value of their assets as often as required by the relevant laws and regulations, and any change in the overall valuation of their assets will be reflected in the price of their beneficiary certificates. The trust will disburse principal and any return on investment based on the price of their beneficiary certificates at maturity or upon the receipt of a redemption request, as applicable. In addition to investment trust products, we provide our institutional clients with various investment advisory and discretionary asset investment services.

The following table shows the balances of our investment trusts by type as of December 31, 2019. Under IFRS, we do not consolidate investment trusts due to the fact that the assets invested are not our assets but customer assets:

As of December 31,
2019(1)
(in billions of Won)
Securities funds	￦ 24,003
Real estate funds	92
Special asset funds	951
Mixed asset funds	15
Money market funds	3,416

Total	￦ 28,477

(1)	Includes assets under management by Woori Private Equity Asset Management Co., Ltd. See “—Other Businesses—Private Equity.”

We receive fees for our investment trust management services consisting of management fees in connection with establishing, operating and managing the investment trust, asset management fees and related advisory fees. These fees are calculated by multiplying the daily net asset value of the trust by a percentage provided in the trust documentation. Fees accrue on a daily basis and are paid out as expenses periodically. Fees from our investment trust management services amounted to ￦9 billion in 2019.

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

Trustee and Custodian Services Relating to Securities Investment Trusts

Through Woori Bank, as of December 31, 2019, we acted as a trustee for 3,653 securities investment trusts, mutual funds and other investment funds. We receive a fee for acting as a trustee and generally perform the following functions:

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

For the year ended December 31, 2019, our fee income from such services was ￦13 billion.

Other Businesses

Management of National Housing and Urban Fund

In April 2008, through Woori Bank, we were selected to be the lead manager of the National Housing and Urban Fund. The National Housing and Urban Fund provides financial support to low-income households in

Korea by providing mortgage financing and construction loans for projects to build small- and medium-sized housing. As of December 31, 2019, outstanding housing loans from the National Housing and Urban Fund amounted to approximately ￦116.5 trillion, of which we originated approximately ￦62.9 trillion. The activities of the National Housing and Urban Fund are funded primarily by the issuance of national housing bonds, which must be purchased by persons and legal entities wishing to make real estate-related registrations and filings, and by subscription savings deposits held at the National Housing and Urban Fund.

In return for managing the operations of the National Housing and Urban Fund, we receive a monthly fee. This fee consists of a fund raising fee, a loan origination fee and a management fee. The fund raising fee is based on the number of National Housing and Urban Fund subscription savings deposit accounts opened and the level of activity for existing accounts and the number of National Housing and Urban Fund bonds issued or redeemed. The loan origination fee is based on the number of new National Housing and Urban Fund loans and the number of National Housing and Urban Fund mortgage loans to contractors constructing housing units that are assumed by the individual buyers of housing units and the level of activity for existing loans during each month. The management fee is based on the monthly average of the number of outstanding accounts and the monthly average of the number of overdue loans owed to the National Housing and Urban Fund. We received total fees of approximately ￦48.5 billion for managing the National Housing and Urban Fund in 2019.

Bancassurance

The term “bancassurance” refers to the marketing and sale by commercial banks of insurance products manufactured within a group of affiliated companies or by third-party insurance companies. Through Woori Bank, we market a wide range of bancassurance products. In 2019, we generated fee income of approximately ￦86.6 billion through the marketing of bancassurance products. We believe that we will be able to continue to develop an important new source of fee-based revenues by expanding our offering of these products. We have entered into bancassurance marketing arrangements with 30 insurance companies, including TongYang Life Insurance, Hanwha Life Insurance, Samsung Life Insurance, Samsung Fire and Marine Insurance, Hyundai Fire and Marine Insurance and American International Assurance, and plan to enter into additional insurance product marketing arrangements with other leading insurance companies whose names and reputation are likely to be familiar to our customer base.

Private Equity

In 2016, Woori Private Equity Co., Ltd., which was established in October 2005, registered as a specialized private placement collective investment business under the Financial Investment Services and Capital Markets Act and changed its name to Woori Private Equity Asset Management Co., Ltd., or Woori PEAM. Such registration enabled it to manage specialized private placement collective investment vehicles (which include hedge funds) targeting professional investors, in addition to its existing business of making long-term and strategic investments in buyout target companies and actively involving itself in their management. In 2018 and 2019, Woori PEAM launched three private equity funds for which it acted as general partner, Woori-Hanwha Eureka Private Equity Fund, the size of which was approximately ￦43.5 billion, Woori-Shinyoung Growth-Cap Private Equity Fund I, the size of which was approximately ￦163 billion, and Woori-Q Corporate Restructuring Private Equity Fund, the size of which was approximately ￦155 billion. As of December 31, 2019, Woori PEAM managed a total of 15 alternative investment funds (other than the three private equity funds mentioned above) with total investments of ￦1.1 trillion and total managed assets of ￦678.8 billion. We expect that Woori PEAM will continue to provide us with investment opportunities, through identifying potential investees suffering from inefficient management and effecting financial restructuring and strategic reorientation in those investees so as to enhance their enterprise value, as well as serve as a source of business for other segments by managing specialized private placement collective investment vehicles for professional investors.

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

In addition, the following general regulatory reforms in the Korean financial industry have increased competition among banks and other financial institutions in Korea:

•

In the second half of 2015, the Korean government implemented measures to facilitate bank account portability of retail customers by requiring commercial banks to establish systems that allow retail customers to easily switch their bank accounts at one commercial bank to another and automatically transfer the automatic payment settings of their former accounts to the new ones.

•

In March 2016, the Financial Services Commission introduced an individual savings account scheme in Korea, which enables individuals to efficiently manage a wide range of retail investment vehicles, including cash deposits, investment funds and securities investment products, from a single integrated account with one financial institution and offers tax benefits on investment returns. Since the scheme backed by the Korean government allows only one individual savings account per person, financial institutions have been competing to retain existing customers and attract new customers since the launch of the individual savings account scheme. Over 30 financial institutions, including banks, securities companies and insurance companies, have registered with the Financial Services Commission to sell their individual savings account products.

•

In April 2019, the Financial Services Commission approved and is currently conducting test procedures for a financial regulatory sandbox, a framework set up to allow financial service providers to test new business models in a less regulated environment, as part of its efforts to work closely with the fintech sector and provide support to facilitate its development. In May 2019, we introduced a “drive-thru money exchange and withdrawal service” that is expected to allow our customers to exchange currencies and make withdrawals at drive-thru locations without having to visit a bank, which was approved by the Financial Services Commission for testing in the financial regulatory sandbox. In November 2019, we entered into an agreement with Shinsaegae Duty Free to provide foreign exchange drive-thru services on weekends, when banks are generally closed. Over 80 financial services have been similarly approved for such testing.

•

In December 2019, the Financial Services Commission launched an “open banking” system, which allows customers to view banking account information, regardless of institution, through a single mobile application. Such integrated system is expected to allow fintech firms to share payment networks with banks, thereby cutting transaction fees and encouraging the development of new payment services.

We expect such measures to intensify competition among financial institutions in Korea.

Furthermore, the introduction of Internet-only banks in Korea is expected to increase competition in the Korean banking industry. Internet-only banks generally operate without branches and conduct most of their operations through electronic means, which enable them to minimize costs and offer customers higher interest rates on deposits or lower lending rates. In April 2017, K bank, the first Internet-only bank in Korea, in which Woori Bank owns 13.8% of the equity with voting rights, commenced operations. Kakao Bank, a mobile-only bank, commenced operations in July 2017. In December 2019, Toss Bank was granted a preliminary license by the Financial Services Commission to operate as an Internet-only bank and is expected to begin operations in July 2021 upon receiving final approval from the Financial Services Commission.

Moreover, the Korean financial industry is undergoing significant consolidation through which the number of nationwide commercial banks in Korea has significantly decreased since the financial crisis in Korea in the late 1990s. A number of significant mergers and acquisitions in the financial industry have also taken place in Korea in recent years, including Hana Financial Group’s acquisition of a controlling interest in Korea Exchange Bank in 2012, the subsequent merger of Hana Bank into Korea Exchange Bank in 2015, KB Financial Group’s acquisition of Hyundai Securities Co., Ltd. in 2016 and the subsequent merger of Hyundai Securities with and into KB Investment & Securities Co., Ltd. in 2016. In 2016, Mirae Asset Securities Co., Ltd. acquired a 43% interest in KDB Daewoo Securities Co., Ltd., which subsequently merged with and into Mirae Asset Securities to create Mirae Asset Daewoo Securities Co., Ltd., the largest securities company in Korea in terms of capital. In 2014, pursuant to the implementation of the Korean government’s privatization plan with respect to Woori Finance Holdings and its former subsidiaries, Woori Financial, Woori Asset Management and Woori F&I were acquired by KB Financial Group, Kiwoom Securities and Daishin Securities, respectively, and Woori Investment & Securities, Woori Aviva Life Insurance and Woori FG Savings Bank were acquired by NongHyup Financial Group. In addition, in October 2014, the KDIC’s ownership interest in Kwangju Bank and Kyongnam Bank were acquired by JB Financial Group and BS Financial Group, respectively. See “Item 4.A. History and Development of the Company—Privatization Plan.” Furthermore, Orange Life Insurance, Ltd. (formerly known as ING Life Insurance Korea, Ltd.) became a wholly-owned subsidiary of Shinhan Financial Group following the acquisition of equity interests by Shinhan Financial Group in February 2019 and January 2020.

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

Loan Portfolio

As of December 31, 2019, the balance of our total loan portfolio was ￦271,993 billion. As of December 31, 2019, 89.0% of our total loans were Won-denominated loans and 11.0% of our total loans were denominated in other currencies. Of the ￦29,810 billion of foreign currency-denominated loans as of that date, approximately 71.9% represented “foreign” loans provided by Woori Bank to offshore entities and individuals. Woori Bank makes foreign loans primarily through its overseas branches to affiliates of large Korean manufacturing companies for trade financing and working capital.

Except where we specify otherwise, all loan amounts stated below do not include amounts due from banks and other receivables and are prior to deducting allowance for credit losses and present value discount or reflecting deferred origination costs, and all corporate loan amounts stated below include loans made to the Korean government and government-owned agencies and banks.

Loan Types

The following table presents loans by type as of the dates indicated. Total loans reflect our loan portfolio, including past due amounts.

	As of December 31,
	2015		2016		2017		2018		2019
	(in billions of Won)
Domestic:
Corporate(1):
Commercial and industrial	￦	92,802	￦	88,968	￦	93,320	￦	96,283	￦	100,829
Lease financing		—		7		25		55		77
Trade financing		11,446		10,699		9,290		9,649		6,766
Other commercial		12,229		12,923		21,283		16,177		13,748

Total corporate		116,477		112,597		123,918		122,164		121,420
Consumer:
General purpose household		26,971		30,684		34,374		36,962		37,605
Mortgage		40,598		47,630		47,476		51,280		54,511
Home equity		24,657		24,486		25,513		26,324		28,622
Total consumer		92,226		102,800		107,363		114,566		120,738
Credit cards		6,099		6,674		6,827		8,051		8,399

Total domestic		214,802		222,071		238,108		244,781		250,557
Foreign:
Corporate(2):
Commercial and industrial		9,518		10,540		9,632		11,837		15,544
Trade financing		1,421		2,156		2,655		2,186		1,782
Other commercial		206		350		471		700		845

Total corporate		11,145		13,046		12,758		14,723		18,171
Consumer		1,222		1,684		1,927		2,530		3,265

Total foreign		12,367		14,730		14,685		17,253		21,436

Total loans(3)	￦	227,169	￦	236,801	￦	252,793	￦	262,034	￦	271,993

Less: present value discount		(5)		(14)		(11)		(10)		(7)
Less: deferred origination costs (fees)		435		464		511		574		621
Less: allowance for credit losses		(2,051)		(1,851)		(1,770)		(1,778)		(1,575)

Total loans, net	￦	225,548	￦	235,400	￦	251,523	￦	260,820	￦	271,032

(1)	Including loans made to banks and the Korean government and government-owned agencies.
(2)	Including loans made to banks.
(3)	Not including due from banks and other financial assets (or other receivables) and prior to deducting allowance for credit losses and present value discount or reflecting deferred origination costs.

Loan Concentrations

On a consolidated basis, our exposure to any single borrower or any single chaebol is limited by law to 20% and 25%, respectively, of our “net aggregate equity capital,” as defined under the Enforcement Decree of the Financial Holding Company Act. See “—Supervision and Regulation—Principal Regulations Applicable to Financial Holding Companies—Financial Exposure to Any Individual Customer and Major Investor.” In addition, Woori Bank’s exposure to any single borrower or any single chaebol is limited by the Bank Act to 20% and 25%, respectively, of its total Tier I and Tier II capital.

20 Largest Exposures by Borrower

As of December 31, 2019, our exposures to our 20 largest borrowers or issuers totaled ￦52,634 billion and accounted for 12.0% of our total exposures. The following table sets forth our total exposures to those borrowers or issuers as of that date:

	Loans								Guarantees and acceptances						Amounts classified as substandard or below(3)
Company (Credit Rating)(1)	Won currency		Foreign currency		Equity securities		Debt securities				Total exposures		Collateral(2)
	(in billions of Won)
Korea Development Bank (AAA)	￦	—	￦	6	￦	—	￦	11,917	￦	—	￦	11,923	￦	—	￦	8
Korean Government(4)		—		—		—		9,647		—		9,647		—		—
The Bank of Korea(4)		1,660		—		—		6,501		—		8,161		—		—
Industrial Bank of Korea (AAA)		94		—		—		5,321		—		5,415		22		—
Korea Housing Finance Corporation (AAA)		—		—		—		5,059		—		5,059		—		—
U.S. Government(4)		—		—		—		1,371		—		1,371		—		—
Export-Import Bank of Korea (AAA)		—		—		—		1,299		8		1,307		—		—
KB Securities (AA+)		1,100		—		—		40		—		1,140		—		—
Kyobo Securities (A+)		1,016		—		—		—		—		1,016		—		—
Korea Student Aid Foundation (AAA)		—		—		—		955		—		955		—		—
Korea SMEs and Startups Agency (AAA)		1		—		—		822		—		823		—		—
Samsung Heavy Industries (BBB+)		—		104		—		64		622		790		—		—
LG Display (A+)		607		116		—		—		—		723		—		—
Mirae Asset Daewoo (AA)		650		—		—		20		—		670		—		—
Defense Acquisition Program Administration (A)		—		—		—		—		652		652		—		—
Korea Land & Housing Corporation (AAA)		328		—		—		309		—		637		—		—
DS Investment & Securities (BB)		634		—		—		—		—		634		—		—
Shinhan Investment (AA)		602		—		—		—		—		602		—		—
Posco International (AA-)		—		165		—		—		390		555		—		—
LG Electronics (AA)		424		93		—		20		17		554		—		—

Total	￦	7,116	￦	484	￦	—	￦	43,345	￦	1,689	￦	52,634	￦	22	￦	8

(1)

Credit ratings are from one of the domestic credit rating agencies in Korea, including Korea Ratings Corporation, NICE Investors Service Co. and Korea Information Service Inc., as of December 31, 2019. If multiple ratings were available, the lowest one is indicated.

(2)	The value of collateral is appraised based on future cash flow and observable market price.
(3)	Classification is based on the Financial Services Commission’s asset classification criteria.
(4)	Credit rating is unavailable.

As of December 31, 2019, five of these top 20 borrowers or issuers were companies belonging to the 28 largest chaebol in Korea. See “Item 3.D. Risk Factors—Risks relating to our corporate credit portfolio—We have exposure to the largest Korean commercial conglomerates, known as “chaebols,” and, as a result, financial difficulties of chaebols may have an adverse impact on us.”

Exposure to Chaebols

As of December 31, 2019, 4.4% of our total exposure was to the 28 largest chaebols in Korea. The following table shows, as of December 31, 2019, our total exposures to the 10 chaebols to which we have the largest exposure:

	Loans								Guarantees and acceptances						Amounts Classified as substandard or below(2)
Chaebol	Won currency		Foreign currency		Equity securities		Debt securities				Total exposures		Collateral(1)
	(in billions of Won)
Samsung	￦	418	￦	1,119	￦	78	￦	84	￦	1,241	￦	2,940	￦	190	￦	—
Hyundai Motors		1,286		727		53		72		611		2,749		—		—
SK		845		276		16		30		460		1,627		179		—
LG		1,212		235		—		20		86		1,553		3		—
Hanwha		909		194		—		21		88		1,212		415		—
Hyundai Heavy Industries		158		50		—		2		964		1,174		6		—
Kyobo Life Insurance		1,019		—		—		—		—		1,019		—		—
Doosan		314		78		—		4		524		920		—		—
Lotte		282		472		—		—		68		822		2		—
Hyosung		264		309		—		6		176		755		237		—

Total	￦	6,707	￦	3,460	￦	147	￦	239	￦	4,218	￦	14,771	￦	1,032	￦	—

(1)	The value of collateral is appraised based on future cash flow and observable market price.
(2)	Classification is based on the Financial Services Commission’s asset classification criteria.

Loan Concentration by Industry

The following table shows, as of December 31, 2019, the aggregate balance of our domestic and foreign corporate loans by industry concentration and as a percentage of our total corporate lending:

	Aggregate corporate loan balance		Percentage of total corporate loan balance
	(in billions of Won)
Industry
Manufacturing	￦	36,094	25.9%
Financial and insurance		18,834	13.5
Retail and wholesale		17,538	12.6
Hotel, leisure and transportation		8,203	5.9
Construction		4,211	3.0
Government and government agencies		336	0.2
Other		54,376	39.0

Total	￦	139,592	100.0%

Maturity Analysis

The following table sets out, as of December 31, 2019, the scheduled maturities (time remaining until maturity) of our loan portfolio:

	1 year or less		Over 1 year but not more than 5 years		Over 5 years		Total
	(in billions of Won)
Domestic
Corporate(1)
Commercial and industrial	￦	64,800	￦	31,084	￦	4,945	￦	100,829
Lease financing		4		73		—		77
Trade financing		6,766		—		—		6,766
Other commercial		9,594		3,452		702		13,748

Total corporate		81,164		34,609		5,647		121,420
Consumer
General purpose household		20,491		6,548		10,566		37,605
Mortgage		12,557		13,017		28,937		54,511
Home equity		2,590		2,577		23,455		28,622

Total consumer		35,638		22,142		62,958		120,738
Credit cards		7,031		1,098		270		8,399

Total domestic		123,833		57,849		68,875		250,557
Foreign
Corporate(2)
Commercial and industrial		8,036		5,706		1,802		15,544
Trade financing		1,782		—		—		1,782
Other commercial		243		462		140		845

Total corporate		10,061		6,168		1,942		18,171
Consumer
Other consumer		592		778		1,895		3,265

Total foreign		10,653		6,946		3,837		21,436

Total loans	￦	134,486	￦	64,795	￦	72,712	￦	271,993

(1)	Including loans made to banks and the Korean government and government-owned agencies.
(2)	Including loans made to banks.

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

Interest Rates

The following table shows, as of December 31, 2019, the total amount of our loans due after one year that have fixed interest rates and variable or adjustable interest rates:

	Domestic		Foreign		Total
	(in billions of Won)
Fixed rate(1)	￦	63,711	￦	3,142	￦	66,853
Variable or adjustable rates(2)		63,011		7,641		70,652

Total loans	￦	126,722	￦	10,783	￦	137,505

(1)	Fixed rate loans are loans for which the interest rate is fixed for the entire term.
(2)	Variable or adjustable rate loans are loans for which the interest rate is not fixed for the entire term.

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

Doubtful

Credits exceeding the amount we expect to collect of total credits to customers that:

•  based on our consideration of their business, financial position and future cash flows, have incurred serious default risks due to noticeable deterioration in their ability to repay; or

•  have been in arrears for three months or more but less than 12 months.

Estimated Loss

Credits exceeding the amount we expect to collect of total credits to customers that:

•  based on our consideration of their business, financial position and future cash flows, are judged to have to be accounted as a loss as the inability to repay became certain due to serious deterioration in their ability to repay;

•  have been in arrears for 12 months or more; or

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

Foregone interest is the portion of the contractual interest due on problem loans that we have not accrued in our books. If we had not foregone interest on our problem loans, we would have recorded gross interest income of ￦74 billion, ￦61 billion and ￦60 billion for 2017, 2018 and 2019, respectively, on loans accounted for as problem loans throughout the year, or since origination for loans held for part of the year. The actual amount of interest income on those loans included in our net income for 2017, 2018 and 2019 was ￦34 billion, ￦34 billion and ￦39 billion, respectively.

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

The following table shows, as of the dates indicated, the amount of loans that were problem loans and accruing loans which were past due 90 days or more:

	As of December 31,
	2015						2016						2017						2018						2019
	Domestic		Foreign		Total		Domestic		Foreign		Total		Domestic		Foreign		Total		Domestic		Foreign		Total		Domestic		Foreign		Total
Loans classified as problem loans(1)
Corporate(2)	￦	1,901	￦	44	￦	1,945	￦	1,200	￦	67	￦	1,267	￦	924	￦	145	￦	1,069	￦	627	￦	35	￦	662	￦	688	￦	42	￦	730
Consumer(3)		436		4		440		442		20		462		460		23		483		537		24		561		559		20		579

Sub-total		2,337		48		2,385		1,642		87		1,729		1,384		168		1,551		1,164		59		1,223		1,247		62		1,309
Accruing loans which are contractually past due 90 days or more as to principal or interest(1)
Corporate(2)		—		—		—		3		—		3		2		—		2		1		—		1		11		—		11
Consumer(3)		—		—		—		—		—		—		—		—		—		—		—		—		—		—		—

Sub-total		—		—		—		3		—		3		2		—		2		1		—		1		11		—		11

Total	￦	2,337	￦	48	￦	2,385	￦	1,645	￦	87	￦	1,732	￦	1,386	￦	168	￦	1,553	￦	1,165	￦	59	￦	1,224	￦	1,258	￦	62	￦	1,320

(1)	Not including due from banks and other financial assets (or other receivables), and prior to deducting allowance for credit losses and present value discount or reflecting deferred origination costs.
(2)	Including loans made to banks and the Korean government and government-owned agencies.
(3)	Includes credit card balances of ￦93 billion, ￦142 billion, ￦163 billion, ￦188 billion and ￦208 billion as of December 31, 2015, 2016, 2017, 2018 and 2019, respectively.

The following table shows, as of the dates indicated, the amount of problem loans, potential problem loans and non-performing loans:

	As of December 31,
	2017		2018		2019
	(in billions of Won)
Problem loans	￦	1,553	￦	1,223	￦	1,309
Potential problem loans(1)		937		1,513		1,345
Non-performing loans		1,853		1,329		1,157

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

	As of December 31, 2019
	Normal			Past due by 1 month or less			Past due by 1-3 months			Past due by 3-6 months			Past due by more than 6 months			Total
	(in billions of Won, except percentages)
	Amount		%	Amount past due		%	Amount past due		%	Amount past due		%	Amount past due		%	Amount		%
Domestic
Corporate(1)
Commercial and industrial	￦	100,415	37.1%	￦	117	0.0%	￦	111	0.0%	￦	93	0.0%	￦	93	0.0%	￦	100,829	37.1%
Lease financing		77	0.0		—	0.0		—	0.0		—	0.0		—	0.0		77	0.0
Trade financing		6,758	2.5		1	0.0		2	0.0		3	0.0		2	0.0		6,766	2.5
Other commercial		13,705	5.1		6	0.0		3	0.0		5	0.0		29	0.0		13,748	5.1

Total corporate		120,955	44.7		124	0.0		116	0.0		101	0.0		124	0.0		121,420	44.7
Consumer
General purpose household		37,368	13.8		120	0.0		45	0.0		33	0.0		39	0.0		37,605	13.8
Mortgages		54,145	19.9		202	0.1		67	0.0		41	0.0		56	0.0		54,511	20.1
Home equity		28,450	10.5		87	0.0		32	0.0		23	0.0		30	0.0		28,622	10.5

Total consumer		119,963	44.2		409	0.1		144	0.0		97	0.0		125	0.0		120,738	44.3
Credit cards		8,189	3.1		100	0.0		55	0.0		55	0.0		—	0.0		8,399	3.1

Total domestic		249,107	92.0		633	0.1		315	0.0		253	0.0		249	0.0		250,557	92.1
Foreign
Corporate(2)
Commercial and industrial		15,474	5.7		19	0.0		7	0.0		15	0.0		29	0.0		15,544	5.7
Trade financing		1,781	0.7		—	0.0		—	0.0		—	0.0		1	0.0		1,782	0.7
Other commercial		828	0.3		—	0.0		17	0.0		—	0.0		—	0.0		845	0.3

Total corporate		18,083	6.7		19	0.0		24	0.0		15	0.0		30	0.0		18,171	6.7
Consumer		3,217	1.2		14	0.0		8	0.0		7	0.0		19	0.0		3,265	1.2

Total foreign		21,300	7.9		33	0.0		32	0.0		22	0.0		49	0.0		21,436	7.9

Total loans(3)	￦	270,407	99.9%	￦	666	0.1%	￦	347	0.0%	￦	275	0.0%	￦	298	0.0%	￦	271,993	100.0%

(1)	Including loans made to banks and the Korean government and government-owned agencies.
(2)	Including loans made to banks.
(3)	Not including due from banks and other receivables, and prior to deducting allowance for credit losses and present value discount or reflecting deferred origination costs.

	As of December 31, 2018
	Normal			Past due by 1 month or less			Past due by 1-3 months			Past due by 3-6 months			Past due by more than 6 months			Total
	(in billions of Won, except percentages)
	Amount		%	Amount past due		%	Amount past due		%	Amount past due		%	Amount past due		%	Amount		%
Domestic
Corporate(1)
Commercial and industrial	￦	95,811	36.6%	￦	169	0.1%	￦	117	0.0%	￦	84	0.0%	￦	102	0.0%	￦	96,283	36.7%
Lease financing		55	0.0		—	0.0		—	0.0		—	0.0		—	0.0		55	0.0
Trade financing		9,633	3.7		3	0.0		3	0.0		6	0.0		4	0.0		9,649	3.7
Other commercial		16,133	6.2		6	0.0		3	0.0		3	0.0		32	0.0		16,177	6.2

Total corporate		121,632	46.5		178	0.1		123	0.0		93	0.0		138	0.0		122,164	46.6
Consumer
General purpose household		36,652	14.0		170	0.1		55	0.0		37	0.0		48	0.0		36,962	14.1
Mortgages		50,862	19.5		281	0.1		59	0.0		39	0.0		39	0.0		51,280	19.6
Home equity		26,112	10.0		117	0.0		36	0.0		24	0.0		35	0.0		26,324	10.0

Total consumer		113,626	43.5		568	0.2		150	0.0		100	0.0		122	0.0		114,566	43.7
Credit cards		7,818	3.1		123	0.0		58	0.0		52	0.0		—	0.0		8,051	3.1

Total domestic		243,076	93.1		869	0.3		331	0.0		245	0.0		260	0.0		244,781	93.4
Foreign
Corporate(2)
Commercial and industrial		11,778	4.5		8	0.0		13	0.0		3	0.0		35	0.0		11,837	4.5
Trade financing		2,185	0.8		—	0.0		—	0.0		—	0.0		1	0.0		2,186	0.8
Other commercial		700	0.3		—	0.0		—	0.0		—	0.0		—	0.0		700	0.3

Total corporate		14,663	5.6		8	0.0		13	0.0		3	0.0		36	0.0		14,723	5.6
Consumer		2,502	1.0		3	0.0		4	0.0		4	0.0		17	0.0		2,530	1.0

Total foreign		17,165	6.6		11	0.0		17	0.0		7	0.0		53	0.0		17,253	6.6

Total loans(3)	￦	260,241	99.7%	￦	880	0.3%	￦	348	0.0%	￦	252	0.0%	￦	313	0.0%	￦	262,034	100.0%

(1)	Including loans made to banks and the Korean government and government-owned agencies.
(2)	Including loans made to banks.
(3)	Not including due from banks and other receivables, and prior to deducting allowance for credit losses and present value discount or reflecting deferred origination costs.

	As of December 31, 2017
	Normal			Past due by 1 month or less			Past due by 1-3 months			Past due by 3-6 months			Past due by more than 6 months			Total
	(in billions of Won, except percentages)
	Amount		%	Amount past due		%	Amount past due		%	Amount past due		%	Amount past due		%	Amount		%
Domestic
Corporate(1)
Commercial and industrial	￦	92,767	36.7%	￦	172	0.1%	￦	81	0.0%	￦	98	0.0%	￦	202	0.1%	￦	93,320	36.9%
Lease financing		25	0.0		—	0.0		—	0.0		—	0.0		—	0.0		25	0.0
Trade financing		9,264	3.7		8	0.0		4	0.0		3	0.0		11	0.0		9,290	3.7
Other commercial		21,238	8.4		5	0.0		5	0.0		1	0.0		34	0.0		21,283	8.4

Total corporate		123,294	48.8		185	0.0		90	0.0		102	0.0		247	0.1		123,918	49.0
Consumer
General purpose household		34,084	13.5		165	0.1		41	0.0		30	0.0		54	0.0		34,374	13.6
Mortgages		47,104	18.7		277	0.1		46	0.0		23	0.0		26	0.0		47,476	18.8
Home equity		25,308	10.1		116	0.0		27	0.0		21	0.0		41	0.0		25,513	10.1

Total consumer		106,496	42.3		558	0.2		114	0.0		74	0.0		121	0.0		107,363	42.5
Credit cards		6,617	2.7		122	0.0		49	0.0		39	0.0		—	0.0		6,827	2.7

Total domestic		236,407	93.8		865	0.3		253	0.0		215	0.0		368	0.1		238,108	94.2
Foreign
Corporate(2)
Commercial and industrial		9,579	3.8		1	0.0		1	0.0		8	0.0		43	0.0		9,632	3.8
Trade financing		2,649	1.0		4	0.0		0	0.0		0	0.0		2	0.0		2,655	1.0
Other commercial		471	0.2		0	0.0		0	0.0		0	0.0		0	0.0		471	0.2

Total corporate		12,699	5.0		5	0.0		1	0.0		8	0.0		45	0.0		12,758	5.0
Consumer		1,864	0.8		2	0.0		3	0.0		1	0.0		57	0.0		1,927	0.8

Total foreign		14,563	5.8		7	0.0		4	0.0		9	0.0		102	0.0		14,685	5.8

Total loans(3)	￦	250,970	99.6%	￦	872	0.3%	￦	257	0.0%	￦	224	0.0%	￦	470	0.1%	￦	252,793	100.0%

(1)	Including loans made to banks and the Korean government and government-owned agencies.
(2)	Including loans made to banks.
(3)	Not including due from banks and other receivables, and prior to deducting allowance for credit losses and present value discount or reflecting deferred origination costs.

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

A portion of our loans to and debt securities of corporate customers are currently in workout, restructuring or rehabilitation. As of December 31, 2019, ￦185 billion, or 0.06%, of our total loans and debt securities were in workout, restructuring or rehabilitation. This included ￦97 billion of loans to and debt securities of large corporate borrowers in workout, restructuring or rehabilitation and ￦87 billion of loans to and debt securities of small- and medium-sized enterprises in workout, restructuring or rehabilitation, which represented 0.03% and 0.03% of our total loans and debt securities, respectively. At Woori Bank, the Corporate Restoration Department manages its workout, restructured and rehabilitated loans. Upon approval of a workout, restructuring or rehabilitation plan, a credit exposure is initially classified as precautionary or lower and thereafter cannot be classified higher than precautionary with limited exceptions. If a corporate borrower is in workout, restructuring or rehabilitation, we take the status of the borrower into account in assessing our loans to and collateral from that borrower for purposes of establishing our allowance for credit losses.

The following table shows, as of December 31, 2019, our 10 largest exposures that were in workout, restructuring or rehabilitation:

	Loans								Guarantees and Acceptances						Amounts Classified as Substandard or Below(2)		Allowance for Credit Loss
Company	Won Currency		Foreign Currency		Equity Securities		Debt Securities				Total Exposures		Collateral(1)
	(in billions of Won)
Orient Shipyard	￦	—	￦	—	￦	—	￦	—	￦	82	￦	82	￦	—	￦	82	￦	6
Posco Plantec		53		—		—		—		—		53		19		53		43
DB Metal		—		27		—		—		2		29		—		2		23
J.Y Heavy Industries		12		—		—		—		—		12		12		12		4
Kodaco		10		—		—		—		—		10		—		10		10
UPC		9		—		—		—		—		9		9		6		2
Crea Gunsan		6		—		—		—		—		6		5		4		2
Skono Korea		6		—		—		—		—		6		3		5		2
Kappa Korea		5		—		—		—		—		5		—		5		5
Lar Tehk Korea		4		—		—		—		—		4		3		4		1

Total	￦	105	￦	27	￦	—	￦	—	￦	84	￦	216	￦	51	￦	183	￦	98

(1)	The value of collateral is appraised based on future cash flow and observable market price.
(2)	Classification is based on the Financial Services Commission’s asset classification criteria.

Potential Problem Loans

As of December 31, 2019, we had ￦1,345 billion of corporate loans in respect of which we had serious doubt as to the borrower’s ability to comply with repayment terms in the near future. Potential problem loans are those classified as precautionary that we determine, through our internal loan review process, as requiring close management due to the borrower’s financial condition, our forecast for the industry in which it operates or as a result of other developments relating to its business. The following table shows changes in our potential problem loans for each of the years indicated:

	Year ended December 31,
	2018		2019
	(in billions of Won)
Balance at the beginning of the year	￦	937	￦	1,513
Increase in the balance of potential problem loans to borrowers who became newly classified as borrowers with potential problem loans during the year		1,180		398
Decrease in the balance of potential problem loans to borrowers to whom we had potential problem loans outstanding at the end of the preceding year and have potential problem loans outstanding at the end of the year		(203)		(109)
Decrease in the balance of potential problem loans to borrowers to whom we had potential problem loans outstanding at the end of the preceding year but no longer have any loans outstanding at the end of the year		(352)		(294)
Decrease in the balance of potential problem loans to borrowers to whom we had potential problem loans outstanding at the end of the preceding year but have loans outstanding classified as normal at the end of the year		(59)		(207)
Net other increase in the balance of potential problem loans to existing borrowers to whom we had potential problems loans outstanding at the end of the year		10		44

Balance at the end of the year	￦	1,513	￦	1,345

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

	As of December 31,
	2015			2016			2017			2018			2019
	(in billions of Won, except percentages)
Total non-performing loans	￦	2,909	(1)	￦	2,080	(2)	￦	1,853	(3)	￦	1,329	(4)	￦	1,157	(5)
As a percentage of total loans		1.28%			0.88%			0.73%			0.51%			0.43%

(1)	Excludes ￦73 billion of previously delinquent credit card balances restructured into loans that were classified as normal or precautionary.
(2)	Excludes ￦102 billion of previously delinquent credit card balances restructured into loans that were classified as normal or precautionary.
(3)	Excludes ￦122 billion of previously delinquent credit card balances restructured into loans that were classified as normal or precautionary.
(4)	Excludes ￦137 billion of previously delinquent credit card balances restructured into loans that were classified as normal or precautionary.
(5)	Excludes ￦154 billion of previously delinquent credit card balances restructured into loans that were classified as normal or precautionary.

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

The following table sets forth, as of the dates indicated, our total non-performing loans by type of loan:

	As of December 31,
	2015			2016		2017			2018			2019
	Amount		%	Amount	%	Amount		%	Amount		%	Amount		%
	(in billions of Won, except percentages)
Domestic
Corporate
Commercial and industrial	￦	2,098	72.1%	￦1,222	58.8%	￦	1,051	56.6%	￦	741	55.8%	￦	528	45.6%
Lease financing		—	—	—	—		—	0.0		—	0.0		—	0.0
Trade financing		199	6.9	259	12.4		288	15.6		65	4.9		63	5.4
Other commercial		142	4.9	151	7.3		98	5.3		99	7.4		103	8.9

Total corporate		2,439	83.9	1,632	78.5		1,437	77.5		905	68.1		694	59.9
Consumer
General purpose household(1)		283	9.7	227	10.9		187	10.1		190	14.3		166	14.4
Mortgage		46	1.6	60	2.9		73	3.9		94	7.1		117	10.1

Total consumer		329	11.3	287	13.8		260	14.0		284	21.4		283	24.5
Credit cards		68	2.3	51	2.4		57	3.1		70	5.3		74	6.4

Total domestic		2,836	97.5	1,970	94.7		1,754	94.6		1,259	94.8		1,051	90.8
Foreign
Corporate
Commercial and industrial		41	1.4	91	4.4		74	4.0		43	3.2		59	5.1
Lease financing		—	—	—	0.0		—	0.0		—	0.0		—	0.0
Trade financing		2	0.1	1	0.0		2	0.1		1	0.1		—	0.0
Other commercial		14	0.5	—	0.0		7	0.4		—	0.0		17	1.5

Total corporate		57	2.0	92	4.4		83	4.5		45	3.3		76	6.6
Consumer		16	0.5	18	0.9		16	0.9		25	1.9		30	2.6

Total foreign		73	2.5	110	5.3		99	5.4		70	5.2		106	9.2

Total non- performing loans	￦	2,909	100.0%	￦2,080	100.0%	￦	1,853	100.0%	￦	1,329	100.0%	￦	1,157	100.0%

(1)	Includes home equity loans.

The following table presents an analysis of the changes in our non-performing loans for each of the years indicated:

	Year ended December 31,
	2018		2019
	(in billions of Won)
Balance at the beginning of the year	￦	1,853	￦	1,329
Additions to non-performing loans
Loans transferred into non-performing loans		1,437		1,393
Reductions in non-performing loans
Loans sold		(246)		(289)
Loans modified and returned to performing loans		(682)		(299)
Loans paid down or paid off		(284)		(296)
Loans charged-off		(749)		(681)
Other		—		—

Total net reductions to non-performing loans		(524)		(172)

Balance at the end of the year	￦	1,329	￦	1,157

Top 20 Non-Performing Loans.  As of December 31, 2019, our 20 largest non-performing loans accounted for 32.2% of our total non-performing loan portfolio. The following table shows, as of that date, certain information regarding those loans:

	Gross principal outstanding		Allowance for credit losses		Collateral(1)		Industry
	(in billions of Won)
Borrower A	￦	53	￦	43	￦	19	Manufacturing
Borrower B		34		—		30	Manufacturing
Borrower C		32		29		—	Shipping
Borrower D		31		18		—	Manufacturing
Borrower E		27		22		—	Manufacturing
Borrower F		21		3		—	Construction
Borrower G		19		6		—	Shipbuilding
Borrower H		17		17		—	Manufacturing
Borrower I		16		5		9	Manufacturing
Borrower J		16		16		—	Other
Borrower K		16		6		15	Manufacturing
Borrower L		13		7		—	Manufacturing
Borrower M		12		4		12	Manufacturing
Borrower N		11		—		—	Manufacturing
Borrower O		10		10		—	Manufacturing
Borrower P		10		—		—	Manufacturing
Borrower Q		9		—		—	Other
Borrower R		8		5		1	Other
Borrower S		8		3		6	Manufacturing
Borrower T		8		3		4	Manufacturing

Total	￦	371	￦	197	￦	96

(1)	The value of collateral is appraised based on future cash flow and observable market price.

Non-Performing Loans and Impaired Loans

The term “non-performing loan” is used for our asset quality management in accordance with the Banking Industry Supervision Regulations of Korea, whereas the term “impaired loan” is used for financial reporting purposes based on our internal accounting policies in accordance with IFRS 9 (or IAS 39 for periods prior to 2018).

Major differences between non-performing loans and impaired loans are as follows:

Item	Non-performing loans	Impaired loans
Relevant regulation or accounting principle	Banking Industry Supervision Regulations of Korea (loans classified as “substandard,” “doubtful” or “estimated loss”)	Our internal policy based on IFRS 9 (or IAS 39)

Scope	Loans	Loans (not including due from banks and other financial assets) under IFRS 9 (or loans and receivables (including due from banks and other receivables) under IAS 39)

Purchased impaired loans	Not included	Included

Loans classified as “precautionary” based on the Financial Services Commission’s asset classification criteria	Not included	Loans classified as “precautionary,” for which the borrower has a capital deficit or its auditor’s opinion on its financial statements is modified or qualified, are included

The following table shows, as of the dates indicated, the amounts of impaired loans and non-performing loans:

	As of December 31,
	2017		2018		2019
	(in billions of Won)
Impaired loans	￦	2,237	￦	1,621	￦	1,386
Precautionary loans meeting the definition of impaired loans(1)		51		—		—
Others		2,186		1,621		1,386
Non-performing loans		1,853		1,329		1,157

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

Foreclosure and Collateral.   We generally foreclose on mortgages or exercise our security interests in respect of other collateral if a collateralized obligation becomes overdue for more than three months. At that time, we will petition a court to foreclose on collateral and to sell that collateral through a court-supervised auction. Under Korean law, that petition must be filed with a court that has jurisdiction over the mortgaged property, and must be filed together with a copy of the mortgage agreement and an extract of the court registry regarding the subject property. The court will then issue an order to commence the foreclosure auction, which will be registered in the court registry of the subject property. If no bidder bids at least the minimum amount set by the court on the first auction date, the court will set another date for a subsequent auction approximately one month later. Each time a new auction date is set, the minimum auction price will be lowered by approximately 20%. Unlike laws relating to foreclosure in the United States, Korean law does not provide for non-judicial foreclosure. During 2017, 2018 and 2019, we held collateral with respect to loan balances overdue for more than three months representing approximately 0.1%, 0.1% and 0.1%, respectively, of our interest-bearing loan balances in each of those periods.

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

The following table sets forth information regarding our sales of loans for the periods indicated:

	Year Ended December 31,
	2017						2018						2019
Purchaser	Net Carrying Amount(1)		Sale Price		Gain (Loss)		Net Carrying Amount(1)		Sale Price		Gain (Loss)		Net Carrying Amount(1)		Sale Price		Gain (Loss)
	(in billions of Won)
KAMCO	￦	—	￦	—	￦	—	￦	—	￦	—	￦	—	￦	95	￦	101	￦	6
Structured companies	￦	260	￦	273	￦	13	￦	155	￦	197	￦	42	￦	55	￦	60	￦	4
UAMCO		—		—		—		—		—		—		40		47		7
Others(2)		—		—		—		—		19		19		—		15		15

Total	￦	260	￦	273	￦	13	￦	155	￦	216	￦	61	￦	190	￦	223	￦	32

(1)	Net carrying amount represents the net value of non-performing loans after deduction of allowance for credit losses on such basis.
(2)	Includes ￦5 million of sales to Korea Asset Management Corporation in 2018, which may be subject to repurchase by us.

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

Under the terms of our sale of loans to UAMCO and the private equity fund, we are not required to repurchase any such loans, provide post-sale price adjustments or otherwise continue to be involved with such loans subsequent to their sale in any material respect. In addition, UAMCO and the private equity fund have the practical ability to sell non-performing loans in their entirety to unrelated third parties and are able to exercise such ability unilaterally without the need to impose additional restrictions, notwithstanding our ownership interest. Therefore, we believe we have not retained control over the transferred assets, and non-performing loans sold to UAMCO in 2017, 2018 and 2019 were derecognized in accordance with IAS 39 or IFRS 9, as applicable.

Structured companies.  We transfer non-performing loans to structured companies, of which we do not have control over the significant operations. Most of the structured companies are investment funds that specialize in acquiring non-performing loans from Korean financial institutions, including us. In addition, we have not provided any financial guarantees or credit facilities nor invested in any such investment funds. As such, we believe that we have transferred substantially all of the risks and rewards of the relevant non-performing loans to the structured companies and have derecognized all non-performing loans that were transferred to structured companies in 2017, 2018 and 2019.

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

Allocation and Analysis of Allowances for Credit Losses

The following table presents, as of the dates indicated, the allocation of our allowances for credit losses by loan type:

	As of December 31,
	2015			2016			2017			2018			2019
	(in billions of Won, except percentages)
Domestic
Corporate
Commercial and industrial	￦	1,297	63.2%	￦	975	52.7%	￦	893	50.4%	￦	863	48.5%	￦	684	43.4%
Lease financing		—	—		—	—		1	0.1		1	0.1		2	0.1
Trade financing		217	10.6		277	14.9		297	16.8		171	9.6		135	8.6
Other commercial		135	6.6		183	9.8		143	8.0		130	7.3		107	6.8

Total corporate		1,649	80.4		1,435	77.4		1,334	75.3		1,165	65.5		928	58.9
Consumer
General purpose household(1)		184	9.0		149	8.0		187	10.6		258	14.5		256	16.3
Mortgage		11	0.5		9	0.5		11	0.6		19	1.1		16	1.0

Total consumer		195	9.5		158	8.5		198	11.2		277	15.6		272	17.3
Credit cards		146	7.1		155	8.4		182	10.3		260	14.6		274	17.4

Total domestic		1,990	97.0		1,748	94.3		1,714	96.8		1,702	95.7		1,474	93.6
Foreign
Corporate
Commercial and industrial		44	2.2		92	5.0		39	2.2		53	3.0		58	3.7
Trade financing		4	0.2		1	0.1		3	0.2		3	0.2		2	0.1
Other commercial		3	0.1		1	0.1		7	0.4		5	0.3		22	1.4

Total corporate		51	2.5		94	5.2		49	2.8		61	3.5		82	5.2
Consumer		10	0.5		9	0.5		7	0.4		15	0.8		19	1.2

Total foreign		61	3.0		103	5.7		56	3.2		76	4.3		101	6.4

Total allowance for credit losses(2)	￦	2,051	100.0%	￦	1,851	100.0%	￦	1,770	100.0%	￦	1,778	100.0%	￦	1,575	100.0%

(1)	Includes home equity loans.
(2)	Not including due from banks and other financial assets (or other receivables).

The following table presents an analysis of the changes in our allowances for credit losses for each of the years indicated:

	Year ended December 31,
	2015		2016		2017		2018(4)		2019(4)
	(in billions of Won)
Balance at the beginning of the year(1)	￦	2,609	￦	2,051	￦	1,851	￦	2,018	￦	1,778
Bad debt expenses for the period		1,029		822		896		375		380
Increase on repurchases of non-performing loans		—		—		—		—		—
Gross charge-offs
Domestic
Corporate
Commercial and industrial		(1,016)		(613)		(352)		(239)		(179)
Lease financing		—		—		—		—		—
Trade financing		(82)		(67)		(29)		(26)		(14)
Other commercial		(30)		(19)		(39)		(6)		(5)

Total corporate		(1,128)		(699)		(420)		(271)		(198)
Consumer
General purpose household(2)		(237)		(152)		(143)		(201)		(214)
Mortgage		(3)		(3)		(4)		(3)		(3)

Total consumer		(240)		(155)		(147)		(204)		(217)
Credit cards		(198)		(242)		(228)		(243)		(281)
Total domestic		(1,566)		(1,096)		(795)		(718)		(696)
Foreign		(11)		(23)		(37)		(18)		(24)
Allowances relating to loans sold		(141)		(115)		(66)		(52)		(45)

Total gross charge-offs		(1,718)		(1,234)		(898)		(788)		(765)
Recoveries:
Domestic
Corporate
Commercial and industrial		158		153		65		98		54
Lease financing		—		—		—		—		—
Trade financing		19		18		6		11		3
Other commercial		20		21		14		17		6

Total corporate		197		192		85		126		63
Consumer
General purpose household(2)		16		29		25		29		35
Mortgage		13		25		20		23		27

Total consumer		29		54		45		52		62
Credit cards		34		44		51		57		60

Total domestic		260		290		181		235		185
Foreign		1		—		1		2		3

Total recoveries		261		290		182		237		188

Net charge-offs		(1,457)		(944)		(716)		(551)		(577)
Foreign exchange translation effects		—		1		(3)		—		2
Others(3)		(130)		(79)		(258)		(64)		(13)
Business combination		—		—		—		—		5

Balance at the end of the year		￦2,051		￦1,851		￦1,770		￦1,778		￦1,575

Ratio of net charge-offs during the period to average loans outstanding during the period		0.7%		0.4%		0.3%		0.2%		0.2%

(1)

The application of IFRS 9 resulted in a one-off increase of ￦248 billion in the opening balance of allowances for loan losses as of January 1, 2018. See Note 2-(1)-3)-b) of the notes to our consolidated financial statements.

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

Loans To Be Charged Off.  We charge off loans that are deemed to be uncollectible by virtue of their falling under any of the following categories:

•	loans for which collection is not foreseeable due to insolvency, bankruptcy, compulsory execution, disorganization, dissolution or the shutting down of the business of the debtor;

•	loans for which collection is not foreseeable due to the death or disappearance of the debtor;

•	loans for which expenses of collection exceed the collectable amount;

•	loans on which collection is not possible through legal or any other means;

•	payments in arrears in respect of credit cards (excluding credit card loans) that are overdue for more than six months;

•	payments outstanding on corporate and consumer loans that are overdue for more than 12 months; or

•	the portion of loans classified as estimated loss, net of any recovery from collateral, which is deemed to be uncollectible.

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

With respect to consumer loans and credit card balances, we follow a different process to determine which consumer loans and credit card balances should be charged off, based on the length of time those loans or balances are past due. We charge off consumer loans which are 12 months overdue and credit card balances which are six months overdue and have been classified as estimated loss.

Treatment of Loans Charged Off.  Once loans are charged off, we classify them as charged-off loans. In the case of Woori Bank, these loans are then transferred to our wholly-owned subsidiary, Woori Credit Information, which is in charge of collections. It will attempt to recover amounts owed or to sell these loans to third parties.

In the case of collateralized loans, our general policy is to petition a court to foreclose and sell the collateral through a court-supervised auction if a collateralized loan becomes overdue for more than three months. If a debtor still fails to repay and the court grants its approval for foreclosure, we will sell the collateral and recover the principal amount and interest accrued up to the amount of the proceeds from such sale, net of expenses incurred for the sale.

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

In 2002, the Financial Services Commission established the Credit Counseling and Recovery Service based upon an agreement among approximately 160 financial institutions in Korea. Upon application to the Credit Counseling and Recovery Service and approval by creditor financial institutions representing a majority of the outstanding unsecured debt and two-thirds of the outstanding secured debt, a qualified “credit delinquent person” with outstanding debts to two or more financial institutions in an aggregate amount not exceeding ￦500 million may participate in an individual work-out program designed to restructure such person’s debt and rehabilitate such person’s credit. The aggregate amount of loans of Woori Bank which became subject to such individual work-out programs in 2019 was ￦88.2 billion. In 2019, Woori Bank recovered approximately ￦8.9 billion with respect to its loans subject to such individual work-out programs.

Under the Korean Debtor Recovery and Bankruptcy Law, a qualified individual debtor with outstanding debts in an aggregate amount not exceeding threshold amounts of ￦500 million of unsecured debt and/or ￦1 billion of secured debt may restructure his or her debts through a court-supervised debt restructuring that is binding on creditors. The aggregate amount of loans of Woori Bank which became subject to such court-supervised debt restructuring in 2019 was ￦330.6 billion. In 2019, Woori Bank recovered ￦48.6 billion with respect to its loans subject to such court-supervised debt restructuring.

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

In March 2009, the Financial Services Commission requested Korean banks, including Woori Bank, to establish a “pre-workout program,” including a credit counseling and recovery service, for retail borrowers with outstanding short-term debt. Under the pre-workout program, maturity extensions and/or interest rate adjustments are provided to retail borrowers with total loans of less than ￦1.5 billion (consisting of no more than ￦500 million of unsecured loans and ￦1 billion of secured loans) who are in arrears on their payments for more than 30 days but less than 90 days. The aggregate amount of consumer credit Woori Bank provided which became subject to the pre-workout program in 2019 was ￦43.7 billion. See “Item 3.D. Risk Factors—Risks relating to our consumer credit portfolio—We may experience increases in delinquencies in our consumer loan and credit card portfolios.”

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

Book Value and Fair Value

The following table sets out the book value and fair value of securities in our portfolio as of the dates indicated:

	As of December 31,
	2017				2018				2019
	Book Value		Fair Value		Book Value		Fair Value		Book Value		Fair Value
	(in billions of Won)
Financial assets at fair value through profit or loss (IFRS 9/IAS 39)
Financial assets at fair value through profit or loss mandatorily measured at fair value/Financial assets held for trading
Equity securities	￦	22	￦	22	￦	878	￦	878	￦	688	￦	688
Beneficiary certificates		13		13		985		985		1,366		1,366
Others		—		—		—		—		—		—
Debt securities
Korean treasury and government agencies		540		540		516		516		873		873
Financial institutions		1,477		1,477		534		534		600		600
Corporate		627		627		775		775		762		762
Others		—		—		—		—		617		617

Sub-total	￦	2,679	￦	2,679	￦	3,688	￦	3,688		4,906		4,906

Financial assets designated at fair value through profit or loss(1)
Debt securities	￦	10	￦	10	￦	—	￦	—	￦	—	￦	—
Equity securities		13		13		—		—		—		—

Sub-total		23		23		—		—		—		—

Total	￦	2,702	￦	2,702	￦	3,688	￦	3,688	￦	4,906	￦	4,906

Financial assets at fair value through other comprehensive income/Available-for-sale financial assets
Equity securities	￦	1,411	￦	1,411	￦	951	￦	951	￦	935	￦	935
Beneficiary certificates		713		713		—		—		—		—
Others		170		170		40		40		81		81
Debt securities
Korean treasury and government agencies		2,331		2,331		1,358		1,358		1,153		1,153
Financial institutions		5,217		5,217		11,253		11,253		17,770		17,770
Corporate		2,725		2,725		1,825		1,825		3,917		3,917
Asset backed securities		308		308		—		—		—		—
Foreign currency bonds		2,443		2,443		2,636		2,636		3,875		3,875
Others		35		35		—		—		—		—

Total	￦	15,353	￦	15,353	￦	18,063	￦	18,063	￦	27,731	￦	27,731

Securities at amortized cost/Held-to-maturity financial assets
Debt securities
Korean treasury and government agencies	￦	3,995	￦	3,987	￦	7,523	￦	7,575	￦	8,044	￦	8,144
Financial institutions		7,245		7,233		9,475		9,494		6,695		6,737
Corporate		5,312		5,299		5,707		5,732		5,068		5,108
Foreign currency bonds		197		197		234		233		519		524

Total	￦	16,749	￦	16,716	￦	22,939	￦	23,034	￦	20,326	￦	20,513

Total securities	￦	34,804	￦	34,771	￦	44,690	￦	44,785	￦	52,963	￦	53,150

(1)

Effective as of January 1, 2018, financial assets designated at fair value through profit or loss have been reclassified as financial assets at fair value through profit or loss mandatorily measured at fair value, pursuant to the application of IFRS 9. See Note 2-(1)-3)-a) of the notes to our consolidated financial statements.

Maturity Analysis

The following table categorizes our debt securities by maturity and weighted average yield as of December 31, 2019:

	As of December 31, 2019
	Within 1 year			Over 1 but Within 5 years			Over 5 but Within 10 years			Over 10 years			Total
	(in billions of Won, except percentages)
	Amount		Weighted Average Yield(1)	Amount		Weighted Average Yield(1)	Amount		Weighted Average Yield(1)	Amount		Weighted Average Yield(1)	Amount		Weighted Average Yield(1)
Financial assets at fair value through profit or loss
Korean treasury and government agencies	￦	222	2.07%	￦	497	1.65%	￦	154	1.48%	￦	—	—%	￦	873	1.72%
Financial institutions		339	1.55		230	1.59		31	2.23		—	—		600	1.60
Corporate		573	2.18		189	1.67		—	—		—	—		762	2.05
Others		80	1.96		8	4.12		2	0.28		12	1.25		102	2.00

Total	￦	1,214	1.97%	￦	924	1.66%	￦	187	1.59%	￦	12	1.25%	￦	2,337	1.81%

Financial assets at fair value through other comprehensive income
Korean treasury and government agencies	￦	490	2.18%	￦	580	2.05%	￦	83	2.00%	￦	—	—%	￦	1,153	2.10%
Financial institutions		11,834	1.97		5,936	1.63		—	—		—	—		17,770	1.86
Corporate		2,203	2.38		1,571	1.83		143	2.30		—	—		3,917	2.16
Foreign currency bonds		1,564	0.94		2,127	2.62		121	4.95		63	3.36		3,875	2.02

Total	￦	16,091	1.93%	￦	10,214	1.89%	￦	347	3.15%	￦	63	3.36%	￦	26,715	1.94%

Financial assets at amortized cost
Korean treasury and government agencies	￦	1,350	2.19%	￦	6,685	1.98%	￦	9	3.84%	￦	—	—%	￦	8,044	2.01%
Financial institutions		2,459	2.03		4,236	2.02		—	—		—	—		6,695	2.03
Corporate		1,273	2.31		3,147	2.29		465	2.17		183	2.53		5,068	2.30
Foreign currency bonds		135	2.76		185	3.42		183	2.64		16	3.08		519	2.96

Total	￦	5,217	2.16%	￦	14,253	2.08%	￦	657	2.32%	￦	199	2.57%	￦	20,326	2.11%

(1)

The weighted average yield for the portfolio represents the yield to maturity for each individual security, weighted using its book value (which is the amortized cost in the case of financial assets at amortized cost and the fair value in the case of financial assets at fair value through other comprehensive income and financial assets at fair value through profit or loss).

Risk Concentrations

As of December 31, 2019, we held the following debt securities of individual issuers where the aggregate book value of those securities exceeded 10% of our owners’ equity at such date. As of December 31, 2019, our owners’ equity was ￦21,510 billion.

	As of December 31, 2019
	Book Value		Market Value
	(in billions of Won)
Name of issuer:
The Korea Development Bank	￦	11,917	￦	11,949
Korean government		9,647		9,748
The Bank of Korea		6,501		6,503
Industrial Bank of Korea		5,321		5,329
Korea Housing Finance Corporation		5,059		5,071

Total	￦	38,445	￦	38,600

The Korea Development Bank, The Bank of Korea, Industrial Bank of Korea and Korea Housing Finance Corporation are Korean government entities.

Funding

We fund our lending and other activities using various sources, both domestic and foreign. Our primary funding strategy is to maintain stable and low-cost funding. We have in the past achieved this in part by increasing the average balances of low-cost customer deposits, in particular demand deposits and savings deposits.

Customer deposits are our principal funding source. Customer deposits accounted for 82.7% of our total funding as of December 31, 2017, 82.7% of our total funding as of December 31, 2018 and 83.0% of our total funding as of December 31, 2019.

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

As of December 31, 2019, approximately 87.1% of our total funding was denominated in Won.

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

	For the year ended December 31,
	2017			2018			2019
	Average Balance(1)		Average Cost	Average Balance(1)		Average Cost	Average Balance(1)		Average Cost
	(in billions of Won, except percentages)
Demand deposits	￦	8,319	0.63%	￦	8,512	0.60%	￦	8,213	0.43%
Time deposits and savings deposits		186,277	1.08		196,806	1.23		211,732	1.33
Certificates of deposit		4,553	1.71		5,091	2.04		4,760	2.21
Other deposits(2)		24,444	0.99		26,254	1.31		28,930	1.63

Average total deposits	￦	223,593	1.06%	￦	236,663	1.23%	￦	253,635	1.35%

(1)	Average balances are based on daily balances for Woori Bank and on quarterly balances for all of our other subsidiaries and our structured companies.
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

Maturities of Certificates of Deposit and Other Time Deposits

The following table presents, as of December 31, 2019, the remaining maturities of our certificates of deposit and other time deposits which had fixed maturities in excess of ￦100 million:

	As of December 31, 2019
	Certificates of Deposit		Other Time Deposits		Total
	(in billions of Won)
Maturing within three months	￦	403	￦	34,017	￦	34,420
After three but within six months		328		28,073		28,401
After six but within 12 months		216		42,257		42,473
After 12 months		2		5,023		5,025

Total	￦	949	￦	109,370	￦	110,319

Long-Term Debt

The aggregate amount of contractual maturities of all long-term debt, which consists of debentures and borrowings with original maturities exceeding one year, as of December 31, 2019 was as follows:

	Amount
	(in billions of Won)
Due in 2020	￦	18,821
Due in 2021		9,063
Due in 2022		5,479
Due in 2023		3,610
Due in 2024		2,603
Thereafter		1,747

Gross long-term debt		41,323
Less: discount		(25)

Total long-term debt, net	￦	41,298

Short-Term Borrowings

The following table presents, for the periods indicated, information regarding our short-term borrowings, with an original maturity of one year or less:

	As of and for the year ended December 31,
	2017		2018		2019
	(in billions of Won, except percentages)
Call money
Year-end balance	￦	635	￦	975	￦	134
Average balance(1)		1,527		1,047		1,197
Maximum balance		3,375		1,540		1,782
Average interest rate(2)		2.0%		2.0%		2.9%
Year-end interest rate		1.5~2.7%		0.0~7.3%		(0.3)~3.5%
Borrowings from the Bank of Korea(3)
Year-end balance	￦	1,404	￦	1,335	￦	1,771
Average balance(1)		1,402		1,421		1,444
Maximum balance		1,457		1,468		1,771
Average interest rate(2)		0.7%		0.7%		0.6%
Year-end interest rate		0.5~0.8%		0.5~0.8%		0.5~0.8%
Other short-term borrowings (4)
Year-end balance	￦	6,750	￦	8,087	￦	9,931
Average balance(1)		7,087		8,006		10,743
Maximum balance		7,694		8,859		11,913
Average interest rate(2)		1.4%		1.8%		1.8%
Year-end interest rate		0.01~5.0%		0.05~6.4%		(0.3)~8.7%

(1)	Average balances are based on monthly balances.
(2)	Average interest rates for the year are calculated by dividing the total interest expense by the average amount borrowed.
(3)	Borrowings from the Bank of Korea generally mature within one month for borrowings in Won and six months for borrowings in foreign currencies.
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

A bank holding company, which is a financial holding company controlling banks or other financial institutions conducting banking business as prescribed in the Financial Holding Company Act, is required to maintain a total minimum consolidated capital adequacy ratio of 11.5% (including applicable additional capital buffers and requirements as described below). “Consolidated capital adequacy ratio” is defined as the ratio of equity capital as a percentage of risk-weighted assets on a consolidated basis, determined in accordance with the Financial Services Commission requirements that have been formulated based on Bank of International Settlements, or BIS, standards. “Equity capital,” as applicable to bank holding companies, is defined as the sum of common equity Tier I capital, additional Tier I capital and Tier II capital less any deductible items, each as defined under the Regulation on the Supervision of Financial Holding Companies. “Risk-weighted assets” is defined as the sum of credit risk-weighted assets and market risk-weighted assets.

Pursuant to amended regulations promulgated by the Financial Services Commission commencing in 2013 to implement Basel III, Korean bank holding companies were required to maintain a minimum ratio of common equity Tier I capital to risk-weighted assets of 3.5% and Tier I capital to risk-weighted assets of 4.5% from December 1, 2013, which minimum ratios were increased to 4.0% and 5.5%, respectively, from January 1, 2014 and increased further to 4.5% and 6.0%, respectively, from January 1, 2015. Such requirements are in addition to the pre-existing requirement for a minimum ratio of Tier I and Tier II capital (less any capital deductions) to risk-weighted assets of 8.0%, which remains unchanged. The amended regulations also require an additional capital conservation buffer of 2.5%, as well as a potential counter-cyclical capital buffer of up to 2.5%, which is determined on a quarterly basis by the Financial Services Commission. Furthermore, bank holding companies designated as domestic systemically important banks for 2020 by the Financial Services Commission are subject to an additional capital requirement of 1.0%.

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

Principal Regulations Applicable to Banks

The banking system in Korea is governed by the Bank Act and the Bank of Korea Act of 1950, as amended. In addition, Korean banks are subject to the regulations and supervision of the Bank of Korea, the Monetary Policy Committee of the Bank of Korea, the Financial Services Commission and its executive body, the Financial Supervisory Service.

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

The Financial Services Commission, established in April 1998, regulates commercial banks pursuant to the Bank Act, including establishing guidelines on capital adequacy of commercial banks, and promulgates regulations relating to supervision of banks. Furthermore, the Financial Services Commission regulates market entry into the banking business.

The Financial Supervisory Service, established in January 1999, is subject to the instructions and directives of the Financial Services Commission and carries out supervision and examination of commercial banks. In particular, the Financial Supervisory Service sets requirements both for the prudent control of liquidity and for capital adequacy and establishes reporting requirements pursuant to the authority delegated to it under the Financial Services Commission regulations, pursuant to which banks are required to submit annual reports on financial performance and shareholdings, regular reports on management strategy and non-performing loans, including write-offs, and management of problem companies and plans for the settlement of bad loans.

Under the Bank Act, approval to commence a commercial banking business or a long-term financing business must be obtained from the Financial Services Commission. Commercial banking business is defined as the lending of funds acquired predominantly from the acceptance of demand deposits for a period not exceeding one year or subject to the limitation established by the Financial Services Commission, for a period between one year and three years. Long-term financing business is defined as the lending, for periods in excess of one year, of funds acquired predominantly from paid-in capital, reserves or other retained earnings, the acceptance of time deposits with maturities of at least one year, or the issuance of debentures or other bonds. A bank wishing to enter into any business other than commercial banking and long-term financing businesses, such as a trust business, must obtain approval from the Financial Services Commission. Approval to merge with any other banking institution, to liquidate, spin off, or close a banking business or to transfer all or a part of a business must also be obtained from the Financial Services Commission.

If the Financial Services Commission deems a bank’s financial condition to be unsound or if a bank fails to meet the applicable capital adequacy ratio set forth under Korean law, the Financial Services Commission may order:

•	admonitions or warnings with respect to its officers;

•	capital increases or reductions;

•	assignments of contractual rights and obligations relating to financial transactions;

•	a suspension of performance by its officers of their duties and the appointment of receivers;

•	disposals of property holdings or closures of subsidiaries or branch offices or downsizing;

•	stock cancellations or consolidations;

•	mergers with other financial institutions;

•	acquisition of such bank by a third party; and/or

•	suspensions of a part or all of its business operations for not more than six months.

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

Under the Detailed Regulation on the Supervision of the Banking Business, the capital of a bank is divided into two categories, Tier I and Tier II capital. Tier I capital (core capital) consists of (i) common equity Tier I capital, including paid-in capital, capital surplus and retained earnings related to common equity and accumulated other comprehensive gains and losses, and (ii) additional Tier I capital, including paid-in capital and capital surplus related to hybrid Tier I capital instruments that, among other things, qualify as contingent capital and are subordinated to subordinated debt. Tier II capital (supplementary capital) consists of, among other things, capital and capital surplus from the issuance of Tier II capital instruments, allowances for loan losses on loans classified as “normal” or “precautionary,” subordinated debt and other capital securities which meet the standards prescribed by the governor of the Financial Supervisory Service under Article 26(2) of the Regulation on the Supervision of the Banking Business.

All banks must meet minimum ratios of Tier I and Tier II capital (less any capital deductions) to risk-weighted assets, determined in accordance with Financial Services Commission requirements that have been formulated based on BIS standards. These requirements were adopted and became effective in 1996, and were amended effective January 1, 2008 upon the implementation by the Financial Supervisory Service of Basel II. Under such requirements, all domestic banks and foreign bank branches are required to meet a minimum ratio of Tier I and Tier II capital (less any capital deductions) to risk-weighted assets of 8.0%. Commencing in July 2013, the Financial Services Commission promulgated a series of amended regulations implementing Basel III, pursuant to which Korean banks and bank holding companies were required to maintain a minimum ratio of common equity Tier I capital to risk-weighted assets of 3.5% and Tier I capital to risk-weighted assets of 4.5% from December 1, 2013, which minimum ratios were increased to 4.0% and 5.5%, respectively, from January 1, 2014 and increased further to 4.5% and 6.0%, respectively, from January 1, 2015. Such requirements are in addition to the pre-existing requirement for a minimum ratio of Tier I and Tier II capital (less any capital deductions) to risk-weighted assets of 8.0%, which remains unchanged. The amended regulations also require an additional capital conservation buffer of 2.5% in 2019 and 2020, as well as a potential counter-cyclical capital buffer of up to 2.5%, which is determined on a quarterly basis by the Financial Services Commission. Furthermore, Woori Bank was designated as a domestic systemically important bank for 2019 by the Financial Services Commission and was subject to an additional capital requirement of 1.0% in 2019. In June 2019, we and Woori Bank were each designated as a domestic systemically important bank holding company and a domestic systemically important bank, respectively, for 2020, which subjects us and Woori Bank to the additional capital requirement of 1.0% in 2020.

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

Liquidity

All banks are required to ensure adequate liquidity by matching the maturities of their assets and liabilities in accordance with the Regulation on the Supervision of the Banking Business. Banks may not invest an amount exceeding 100% of their Tier I and Tier II capital (less any capital deductions) in equity securities and certain other securities with a redemption period of over three years. This stipulation does not apply to Korean government bonds, Monetary Stabilization Bonds issued by the Bank of Korea or debentures and stocks referred to in items 1 and 2, respectively, of paragraph (6) of Article 11 of the Act on the Improvement of the Structure of the Financial Industry. The Financial Services Commission uses the liquidity coverage ratio as the principal liquidity risk management measure, and currently requires each Korean bank to:

•	maintain a liquidity coverage ratio (defined as the ratio of highly liquid assets to total net cash outflows over a 30-day period) of not less than 100%;

•

maintain a foreign currency liquidity coverage ratio of not less than 80% (temporarily reduced to 70% for the three months ending May 30, 2020 for purposes of increasing foreign currency liquidity in the Korean financial markets); and

•	submit monthly reports with respect to the maintenance of these ratios.

The Monetary Policy Committee of the Bank of Korea is empowered to fix and alter minimum reserve requirements that banks must maintain against their deposit liabilities. The current minimum reserve ratios are:

•	7% of average balances for Won currency demand deposits outstanding;

•

0% of average balances for Won currency employee asset establishment savings deposits, employee long-term savings deposits, employee house purchase savings deposits, long-term house purchase savings deposits, household long-term savings deposits and employee preferential savings deposits outstanding (with respect to employee-related deposits, only if such deposits were made prior to February 28, 2013); and

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

Furthermore, under the Regulation on the Supervision of the Banking Business, Woori Bank is required to maintain a minimum “mid- to long-term foreign exchange funding ratio” of 100%. “Mid-to long term foreign exchange funding ratio” refers to the ratio of (1) the total outstanding amount of foreign exchange borrowing with a maturity of more than one year to (2) the total outstanding amount of foreign exchange lending with a maturity of one year or more.

Amendments Relating to Net Stable Funding Ratio and Leverage Ratio Requirements

Effective January 31, 2018, the Financial Services Commission implemented amendments to the Regulation on Supervision of the Banking Business, which impose certain liquidity- and leverage-related ratio requirements on banks in Korea, in accordance with Basel III. Pursuant to such amendments, each Korean bank is required to:

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

Pursuant to the Bank Act and its sub-regulations, commercial banks may not provide:

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

•

as to loans secured by collateral of housing (including apartments) located in areas of excessive investment or housing (including apartments) located in areas of high speculation, in each case as designated by the government, the loan-to-value ratio should not exceed 40%, except that such maximum loan-to-value ratio should be 50% for low-income households that (i) have an annual income of less than ￦70 million (or ￦80 million for first-home buyers), (ii) do not currently own any housing and (iii) are using the loan to purchase low-price housing valued at less than ￦600 million;

•

as to any new loans secured by collateral of housing to be extended to a household, any member of which has already received one or more loans secured by collateral of housing, the maximum loan-to-value ratio is 10% lower than the applicable loan-to-value ratio described above;

•

as to loans secured by collateral of housing (including apartments) located in areas of excessive investment or housing (including apartments) located in areas of high speculation, in each case, as designated by the government, the borrower’s debt-to-income ratio (calculated as (1) the aggregate annual total payment amount of (x) the principal of and interest on loans secured by such housing and (y) the interest on other debts of the borrower over (2) the borrower’s annual income) should not exceed 40%, except that such maximum debt-to-income ratio is 50% for low-income households that (i) have an annual income of less than ￦70 million (or ￦80 million for first-home buyers), (ii) do not currently own any housing and (iii) are using the loan to purchase low-price housing valued at less than ￦600 million;

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

Restrictions on Bank Ownership

Under the Bank Act, a single shareholder and persons who have a special relationship with that shareholder generally may acquire beneficial ownership of no more than 10% of a nationwide bank’s total issued and outstanding shares with voting rights and no more than 15% of a regional bank’s total issued and outstanding shares with voting rights. The Korean government, the KDIC and bank holding companies qualifying under the Financial Holding Company Act are not subject to this limit. However, pursuant to an amendment to the Bank Act which became effective on February 14, 2014, non-financial business group companies may not acquire beneficial ownership of shares of a nationwide bank in excess of 4% (or 15% in the case of a regional bank) of that bank’s outstanding voting shares, unless they satisfy certain requirements set forth by the Enforcement Decree of the Bank Act, obtain the approval of the Financial Services Commission and agree not to exercise voting rights in respect of shares in excess of the 4% limit (or the 15% limit in the case of a regional bank), in which case they may acquire beneficial ownership of up to 10% of a nationwide bank’s outstanding voting shares. Such amendment grants an exception for non-financial business group companies which, at the time of the enactment of the amended provisions, held more than 4% of the shares of a bank.

In addition, if a foreign investor, as defined in the Foreign Investment Promotion Act, owns in excess of 4% of a nationwide bank’s outstanding voting shares, non-financial business group companies may acquire beneficial ownership of up to 10% (or 15% in the case of a regional bank) of that bank’s outstanding voting shares, and in excess of 10% (or 15% in the case of a regional bank), 25% or 33% of that bank’s outstanding voting shares with the approval of the Financial Services Commission, in each instance, up to the number of shares owned by the foreign investor. Any other person (whether a Korean national or a foreign investor), with the exception of non-financial business group companies described above, may acquire no more than 10% of a nationwide bank’s total voting shares issued and outstanding, unless they obtain approval from the Financial Services Commission in each instance where the total holding will exceed 10% (or 15% in the case of regional banks), 25% or 33% of the bank’s total voting shares issued and outstanding provided that, in addition to the foregoing threshold shareholding ratios, the Financial Services Commission may, at its discretion, designate a separate and additional threshold shareholding ratio.

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

Under the Financial Investment Services and Capital Markets Act, which became effective in February 2009, a bank with a trust business license (such as Woori Bank) is permitted to offer both specified money trust account products and unspecified money trust account products. Previously, banks were not permitted to offer unspecified money trust account products pursuant to the Indirect Investment Asset Management Act, which is no longer in effect following the effectiveness of the Financial Investment Services and Capital Markets Act. Due to the changes in applicable regulations, new sales of pension saving trusts, a form of unspecified money trust account product, have been suspended starting in January 2018. Transactions involving existing pension saving trusts, however, are still permitted.

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

Disclosure and Reports

Under the Specialized Credit Financial Business Act and the regulations thereunder, a credit card company is required to disclose on a periodic and on-going basis certain material matters and events. In addition, a credit card company must submit periodic reports with respect to its results of operations to the Governor of the Financial Supervisory Service, in accordance with the guidelines of the Financial Supervisory Service.

Restrictions on Funding

Under the Specialized Credit Financial Business Act and the regulations thereunder, a credit card company must ensure that its total assets do not exceed an amount equal to six times its equity capital and that the ratio of its adjusted equity capital to its adjusted total assets is not less than 8.0%. However, if a credit card company is unable to comply with such limit upon the occurrence of unavoidable events, such as drastic changes in the domestic and global financial markets, such limit may be adjusted through a resolution of the Financial Services Commission.

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

In addition, a credit card company may not solicit credit card members by:

•

providing economic benefits or promising to provide economic benefits in excess of 10% of the annual credit card fee (in the case of credit cards with annual fees that are less than the average of the annual fees charged by major credit cards in Korea, the annual fee will be deemed to be equal to such average annual fee) in connection with issuing a credit card; provided, however, that providing or promising economic benefits to provide economic benefits not exceeding the amount of the annual credit card fee to an applicant that becomes a credit card member through an online platform is permissible;

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

•

inform a related party (a guarantor of the debtor, blood relative or fiancé(e) of the debtor, a person living in the same household as the debtor or a person working in the same workplace as the debtor) of the debtor’s obligations without just cause;

•	provide false information relating to the debtor’s obligation to the debtor or his or her related parties;

•

threaten to sue or sue the debtor for fraud despite lack of affirmative evidence to establish that the debtor has submitted forged or false documentation with respect to his or her ability to make payment;

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

Consolidation of Capital Markets-Related Laws

Prior to the effectiveness of the Financial Investment Services and Capital Markets Act, there were separate laws regulating various types of financial institutions depending on the type of financial institution (e.g., securities companies, futures companies, trust business companies and asset management companies) and subjecting financial institutions to different licensing and ongoing regulatory requirements (e.g., the Korean Securities Exchange Act, the Futures Business Act and the Indirect Investment Asset Management Business Act). By applying one uniform set of rules to the same financial business having the same economic function, the Financial Investment Services and Capital Markets Act attempts to improve and address issues caused by the previous regulatory system under which the same economic function relating to capital markets-related businesses are governed by multiple regulations. To this end, the Financial Investment Services and Capital Markets Act categorizes capital markets-related businesses into six different functions, as follows:

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

New License System and the Conversion of Existing Licenses

Under the Financial Investment Services and Capital Markets Act, Financial Investment Companies are able to choose the type of Financial Investment Business in which to engage (through a “check the box” method set forth in the relevant license application), by specifying the desired (i) Financial Investment Business, (ii) financial investment product and (iii) target customers to which financial investment products may be sold or distributed (that is, general investors or professional investors). Licenses will be issued under the specific business sub-categories described in the foregoing sentence. For example, it would be possible for a Financial Investment Company to obtain a license to engage in the Financial Investment Business of (i) dealing (ii) over the counter derivatives products (iii) only with sophisticated investors.

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

Improvement in Investor Protection Mechanism

While the Financial Investment Services and Capital Markets Act widens the scope of financial businesses in which financial institutions are permitted to engage, a more rigorous investor-protection mechanism is also imposed upon Financial Investment Companies dealing in financial investment products. The Financial Investment Services and Capital Markets Act distinguishes general investors from sophisticated investors and provides new or enhanced protections to general investors. For instance, the Financial Investment Services and Capital Markets Act expressly provides for a strict know-your-customer rule for general investors and imposes an obligation that Financial Investment Companies should market financial investment products suitable to each general investor, using written explanatory materials. Under the Financial Investment Services and Capital Markets Act, a Financial Investment Company could be liable if a general investor proves (i) damage or losses relating to such general investor’s investment in financial investment products solicited by such Financial Investment Company and (ii) the absence of the requisite written explanatory materials, without having to prove fault or causation. With respect to conflicts of interest between Financial Investment Companies and investors, the Financial Investment Services and Capital Markets Act expressly requires (i) disclosure of any conflict of interest to investors and (ii) mitigation of conflicts of interest to a comfortable level or abstention from the relevant transaction.

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

The following chart provides an overview of our structure, including our significant subsidiaries and our ownership of such subsidiaries as of the date of this annual report:

The following table provides summary information for our subsidiaries (other than structured companies) that are consolidated in our consolidated financial statements as of and for the year ended December 31, 2019:

Subsidiary	Percentage of Ownership	Total Assets		Shareholders’ Equity		Operating Revenue		Net Income
	(in millions of Won)
Woori Bank	100.0%	￦	348,181,658	￦	22,655,090	￦	22,240,947	￦	1,505,547
Woori Card Co., Ltd.	100.0%		10,087,342		1,788,167		1,368,234		114,196
Woori Investment Bank Co., Ltd.	59.8%		3,398,960		367,338		204,655		53,358
Woori FIS Co., Ltd.	100.0%		91,079		35,967		244,923		3,107
Woori Finance Research Institute Co., Ltd.	100.0%		5,447		3,448		5,452		160
Woori Credit Information Co., Ltd.	100.0%		37,872		29,924		39,118		1,698
Woori Fund Service Co., Ltd.	100.0%		16,852		14,743		11,071		1,735
Woori Asset Trust Co., Ltd.	67.2%		139,839		94,429		—		—
Woori Asset Management Corp.	73.0%		113,037		106,736		9,204		1,720
Woori Private Equity Asset Management Co., Ltd.	100.0%		38,243		35,258		4,152		(2,087)
Woori Global Asset Management Co., Ltd	100%		32,807		29,577		3,588		(1,360)

Item 4.D.	Property, Plants and Equipment

Our registered office and corporate headquarters, with a total area of approximately 97,222 square meters, are located at 51, Sogong-ro, Jung-gu, Seoul, Korea. Information regarding certain of our properties in Korea as of December 31, 2019 is presented in the following table:

Type of Facility/Building	Location	Area
		(square meters)
Woori Bank registered office and corporate headquarters	51, Sogong-ro, Jung-gu, Seoul, Korea 04632	97,222
Woori FIS registered office and corporate headquarters	17, World Cup buk-ro 60-gil, Mapo-gu, Seoul, Korea 03921	37,442

As of December 31, 2019, we had a network of 874 banking branches in Korea, 233 of which are housed in buildings owned by us, while the remaining branches are leased properties. Lease terms are generally from two to three years and seldom exceed five years. We also have subsidiaries in the United States, China, Hong Kong, Russia, Indonesia, Cambodia, Brazil, Myanmar, the Philippines, Vietnam and Germany and branches, agencies and representative offices across the world. See “Item 4.B. Business Overview—Capital Markets Activities—International Banking.” We do not own any material properties outside of Korea.

As of December 31, 2019, the net book value of the properties owned by us and our right-of-use assets was ￦2,898 billion and ￦467 billion, respectively. As of the same date, our lease liabilities amounted to ￦419 billion.

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

Trends in the Korean Economy

Our financial position and results of operations have been and will continue to be significantly affected by financial and economic conditions in Korea. Substantial growth in lending in Korea to small- and medium-sized enterprises in recent years, and financial difficulties experienced by such enterprises as a result of, among other things, adverse changes in economic conditions in Korea and globally (such as the ongoing COVID-19 pandemic affecting many countries worldwide, including Korea), may lead to increasing delinquencies and a deterioration in overall asset quality in the credit exposures of Korean banks to small- and medium-sized enterprises. Our loans to small- and medium-sized enterprises increased from ￦79,371 billion as of December 31, 2018 to ￦85,367 billion as of December 31, 2019. In 2019, we recorded charge-offs of ￦185 billion in respect of our Won-denominated loans to small- and medium-sized enterprises, compared to charge-offs of ￦199 billion in 2018. See “Item 3.D. Risk Factors—Risks relating to our corporate credit portfolio—The largest portion of our exposure is to small- and medium-sized enterprises, and financial difficulties experienced by companies in this segment may result in a deterioration of our asset quality and have an adverse impact on us.”

In recent years, commercial banks, consumer finance companies and other financial institutions in Korea have also made significant investments and engaged in aggressive marketing in consumer lending (including mortgage and home equity loans), leading to substantially increased competition in this segment. From the second half of 2016 to 2019, the Korean government introduced various measures to tighten regulations on mortgage lending and housing subscription in response to the rapid growth in consumer debt and concerns over speculative investments in real estate in certain areas. Notwithstanding such measures, demand for residential property in certain areas, including Seoul, continued to increase through the end of 2019, and accompanied by an increase in the prices of such property, our consumer loan portfolio increased from ￦117,096 billion as of December 31, 2018 to ￦124,003 billion as of December 31, 2019. Nevertheless, a decrease in housing prices as a result of the implementation of such measures, together with the high level of consumer debt and deteriorating domestic and global economic conditions, could result in declines in consumer spending and reduced economic growth, which may lead to increasing delinquencies and a deterioration in asset quality. In 2019, we recorded charge-offs of ￦217 billion and provisions for credit losses of ￦163 billion in respect of our consumer loan portfolio, compared to charge-offs of ￦204 billion and provisions for credit losses of ￦192 billion in 2018. See “Item 3.D. Risk Factors—Risks relating to our consumer credit portfolio.”

The Korean economy is closely tied to, and is affected by developments in, the global economy. The overall prospects for the Korean and global economy in 2020 and beyond remain uncertain. In recent years, and in 2020, the global financial markets have experienced significant volatility as a result of, among other things:

•	the occurrence of severe health epidemics, such as the ongoing COVID-19 pandemic;

•	interest rate fluctuations as well as changes in policy rates by the U.S. Federal Reserve and other central banks;

•	financial and social difficulties affecting many countries worldwide, in particular in Latin America and Europe;

•	a deterioration in economic and trade relations between the United States and its major trading partners, including China;

•	escalations in trade protectionism globally and geopolitical tensions in East Asia and the Middle East;

•	the slowdown of economic growth in China and other major emerging market economies;

•	increased uncertainties resulting from the United Kingdom’s exit from the European Union; and

•	political and social instability in various countries in the Middle East, including Syria, Iraq and Egypt.

In light of the high level of interdependence of the global economy, unfavorable changes in the global financial markets, including as a result of any of the foregoing developments, could have a material adverse effect on the Korean economy and financial markets, and in turn on our business, financial condition and results of operations.

In particular, the recent global outbreak of COVID-19, which was declared a “pandemic” by The World Health Organization on March 11, 2020, has led to global economic and financial disruptions, including impact on international trade and business activities, sharp declines and significant volatility in the financial markets as well as decreases in interest rates worldwide. See “Item 3.D. Risk Factors—Other risks relating to our business—The recent global outbreak of COVID-19 may adversely affect our business, financial condition or results of operations” and “Item 3.D. Risk Factors—Other risks relating to our business—An increase in interest rates would decrease the value of our debt securities portfolio and raise our funding costs while reducing loan demand and the repayment ability of our borrowers, which could adversely affect us.”

We are also exposed to adverse changes and volatility in the global and Korean financial markets as a result of our liabilities and assets denominated in foreign currencies and our holdings of trading and investment securities, including structured products. The value of the Won relative to major foreign currencies in general and the U.S. dollar in particular has fluctuated widely in recent years and has recently been subject to significant volatility as a result of the COVID-19 pandemic. A depreciation of the Won will increase our cost of servicing our foreign currency-denominated debt, while continued exchange rate volatility may also result in foreign exchange losses for us. Furthermore, as a result of the deterioration of global and Korean economic conditions, there has been downward pressure on securities prices, including the stock prices of Korean and foreign companies in which we hold an interest. Such developments have resulted in and may lead to further trading and valuation losses on our trading and investment securities portfolio as well as impairment losses on our investments in joint ventures and associates.

As a result of progressively deteriorating conditions in the Korean and global economies and financial markets, as well as factors such as fluctuations in oil and commodity prices, interest and exchange rate fluctuations, higher unemployment, lower consumer confidence, stock market volatility, changes in fiscal and monetary policies and continued tensions with North Korea, the economic outlook for the financial services sector in Korea in 2020 and for the foreseeable future remains highly uncertain.

Changes in Accounting Policies

IFRS 16 Leases, which is effective for annual periods beginning on or after January 1, 2019, introduces a single lessee accounting model generally requiring a lessee to recognize assets and liabilities for leases. Under IFRS 16, which replaces IAS 17 Leases, a lessee is required to recognize a right-of-use asset representing the lessee’s right to use the underlying leased asset and a lease liability representing the lessee’s obligation to make lease payments. We have applied IFRS 16 in our consolidated financial statements as of and for the year ended December 31, 2019. As permitted by the transition rules of IFRS 16, our comparative consolidated financial statements as of and for the years ended December 31, 2017 and 2018 have not been restated to retroactively apply IFRS 16.

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

	June 30, 2015		Dec. 31, 2015		June 30, 2016		Dec. 31, 2016		June 30, 2017		Dec. 31, 2017		June 30, 2018		Dec. 31, 2018		June 30, 2019		Dec. 31, 2019
KOSPI		2,074.20		1,961.31		1,970.35		2,026.46		2,391.79		2,467.49		2,326.13		2,041.04		2,130.62		2,197.67
￦/US$ exchange rates(1)	￦	1,117.34	￦	1,169.26	￦	1,154.15	￦	1,203.73	￦	1,143.75	￦	1,067.42	￦	1,111.79	￦	1,112.85	￦	1,154.58	￦	1,155.46
Corporate bond rates(2)		2.5%		2.6%		2.3%		2.8%		2.8%		3.1%		2.9%		2.6%		2.0%		2.0%
Treasury bond rates(3)		1.8%		1.7%		1.3%		1.6%		1.7%		2.1%		2.1%		1.8%		1.5%		1.4%

(1)	Represents the noon buying rate on the dates indicated.
(2)	Measured by the yield on three-year Korean corporate bonds rated as A+ by the Korean credit rating agencies.
(3)	Measured by the yield on three-year treasury bonds issued by the Ministry of Economy and Finance of Korea.

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

We have established our allowance for credit losses as of December 31, 2018 and 2019 in accordance with IFRS 9 and as of December 31, 2017 in accordance with IAS 39. See Note 2-(1)-3) of the notes to our consolidated financial statements.

Our accounting policies under IFRS 9 for losses arising from the impairment of loans and other financial assets at amortized cost and our allowance for credit loss are described in Notes 2-(9)-6) and 3-(3) of the notes to our consolidated financial statements. The impairment model under IFRS 9 requires the calculation of allowance for credit losses based on expected credit losses instead of incurred credit losses (as was the case under IAS 39) by assessing changes in expected credit losses and recognizing such changes as impairment loss (or reversal of impairment loss) in profit or loss. Under IFRS 9, the allowance required to be established with respect to a loan or financial asset is the amount of the expected 12-month credit loss or the expected lifetime credit loss for the applicable loan or financial asset, according to the three stages of credit risk deterioration since initial recognition, as follows:

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

Our consolidated financial statements for the year ended December 31, 2019 included a total allowance for losses on loans and other financial assets at amortized cost of ￦1,657 billion as of that date. We recorded provisions for credit losses on loans and other financial assets at amortized cost of ￦386 billion in 2019.

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

Our consolidated financial statements for the year ended December 31, 2019 included financial assets measured at fair value using a valuation technique of ￦32,724 billion, representing 91.1% of total financial assets measured at fair value, and financial liabilities measured at fair value using a valuation technique of ￦2,933 billion, representing 98.9% of total financial liabilities measured at fair value. As used herein, the fair value using a valuation technique means the fair value at Level 2 and Level 3 in the fair value hierarchy.

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

Our consolidated financial statements for the year ended December 31, 2019 included deferred tax assets and liabilities of ￦40 billion and ￦134 billion, respectively, as of that date.

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

Our consolidated financial statements for the year ended December 31, 2019 included the value of goodwill of ￦351 billion as of that date.

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

Results of Operations

Net Interest Income

The following table shows, for the years indicated, the principal components of our interest income:

	Year ended December 31,						Percentage change
	2017		2018		2019		2018/2017		2019/2018
	(in billions of Won)						(%)
Interest income
Financial assets at fair value through profit or loss (IFRS 9)	￦	—	￦	54	￦	51	N/A	(1)	(5.6)%
Financial assets at fair value through profit or loss (IAS 39)		53		—		—	N/A		N/A
Financial assets at fair value through other comprehensive income		—		280		475	N/A		69.6
Available-for-sale financial assets		239		—		—	N/A		N/A
Held-to-maturity financial assets		308		—		—	N/A		N/A
Financial assets at amortized cost:
Securities at amortized cost		—		377		436	N/A		15.6
Loans and other financial assets at amortized cost:
Interest on due from banks		—		113		141	N/A		24.8
Interest on loans		—		8,832		9,444	N/A		6.9
Interest on other receivables		—		28		30	N/A		7.1

Subtotal		—		9,350		10,051	N/A		7.5
Loans and receivables:
Interest on due from banks		83		—		—	N/A		N/A
Interest on loans		7,836		—		—	N/A		N/A
Interest on other receivables		31		—		—	N/A		N/A

Subtotal		7,950		—		—	N/A		N/A

Total interest income		8,551		9,684		10,577	13.2		9.2

Interest expense
Deposits		2,380		2,917		3,424	22.6		17.4
Borrowings		238		307		383	29.0		24.8
Debentures		639		720		777	12.7		7.9
Others		73		89		89	21.9		0.0
Lease liabilities		—		—		9	N/A		N/A

Total interest expense		3,330		4,033		4,683	21.1		16.1

Net interest income	￦	5,221	￦	5,651	￦	5,894	8.2		4.3

Net interest margin(2)		1.74%		1.80%		1.74%

(1)	N/A = not applicable.
(2)	The ratio of net interest income to average interest-earning assets.

Comparison of 2019 to 2018

Interest Income.  Interest income increased 9.2% from ￦9,684 billion in 2018 to ￦10,577 billion in 2019, primarily due to a 6.9% increase in interest on loans. The average balance of interest-earning assets increased 7.9% from ￦314,642 billion in 2018 to ￦339,634 in 2019, principally due to the growth of our loan and securities portfolios. The effect of this increase was enhanced by a 3 basis point increase in the average yield on interest-earning assets from 3.08% in 2018 to 3.11% in 2019, which reflected an overall increase in the general level of interest rates in Korea in 2019 compared to 2018.

The 6.9% increase in interest on loans from ￦8,832 billion in 2018 to ￦9,444 billion in 2019 was principally due to:

•

a 6.5% increase in the average volume of general purpose household loans (including home equity loans) from ￦67,042 billion in 2018 to ￦71,413 billion in 2019, which was enhanced by a 15 basis point increase in the average yield on such loans from 3.95% in 2018 to 4.10% in 2019;

•

a 5.8% increase in the average volume of commercial and industrial loans from ￦104,269 billion in 2018 to ￦110,291 billion in 2019, which was partially offset by a 3 basis point decrease in the average yield on such loans from 3.30% in 2018 to 3.27% in 2019; and

•	a 10.0% increase in the average volume of mortgage loans from ￦48,445 billion in 2018 to ￦53,296 billion in 2019. The average yield on such loans remained stable at 3.22% in 2018 and 2019.

The average volumes of general purpose household loans, commercial and industrial loans and mortgage loans increased primarily due to increased demand for such loans from customers. The average yield on general purpose household loans increased mainly due to the overall increase in the general level of interest rates in Korea in 2019 compared to 2018. The average yield on commercial and industrial loans decreased mainly due to a decrease in the general level of interest rates in Korea commencing in the second half of 2019, which was reflected in such loans earlier than other types of loans. See “Item 3.D. Risk Factors—Other risks relating to our business—An increase in interest rates would decrease the value of our debt securities portfolio and raise our funding costs while reducing loan demand and the repayment ability of our borrowers, which could adversely affect us.”

Overall, the average volume of loans increased 5.1% from ￦250,266 billion in 2018 to ￦263,121 billion in 2019, while the average yield on loans increased by 6 basis points from 3.53% in 2018 to 3.59% in 2019.

Our financial assets portfolio consists primarily of investment financial assets (i.e., financial assets at fair value through other comprehensive income and securities at amortized cost), a majority of which comprise debt securities, including those issued by Korean financial institutions, corporations and government-owned or controlled enterprises. Interest income on financial assets at fair value through other comprehensive income increased 69.6% from ￦280 billion in 2018 to ￦475 billion in 2019, while interest income on securities at amortized cost increased 15.6% from ￦377 billion in 2018 to ￦436 billion in 2019. Such increases were primarily due to a 34.5% increase in the average balance of such investment financial assets from ￦32,404 billion in 2018 to ￦43,568 billion in 2019, which was further enhanced by a 6 basis point increase in the average yield on such investment financial assets from 2.03% in 2018 to 2.09% in 2019. The increase in the average balance of investment financial assets principally reflected an increase in the amount of financial institution bonds that we held as investment financial assets. The increase in the average yield on investment financial assets resulted mainly from the overall increase in the general level of interest rates in Korea in 2019 compared to 2018.

Interest Expense.  Interest expense increased 16.1% from ￦4,033 billion in 2018 to ￦4,683 billion in 2019, primarily due to a 17.4% increase in interest expense on deposits, which was enhanced by a 24.8% increase in interest expense on borrowings and a 7.9% increase in interest expense on debentures. The average balance of interest-bearing liabilities increased 7.9% from ￦300,174 billion in 2018 to ￦323,855 billion in 2019, principally due to an increase in the average balance of deposits. The effect of this increase was enhanced by an 11 basis point increase in the average cost of interest-bearing liabilities from 1.34% in 2018 to 1.45% in 2019, which mainly reflected the overall increase in the general level of interest rates in Korea in 2019 compared to 2018.

The 17.4% increase in interest expense on deposits from ￦2,917 billion in 2018 to ￦3,424 billion in 2019 resulted mainly from:

•

a 10 basis point increase in the average cost of Won-denominated time and savings deposits from 1.23% in 2018 to 1.33% in 2019, which was enhanced by a 7.6% increase in the average balance of such deposits from ￦196,806 billion in 2018 to ￦211,732 billion in 2019; and

•

a 31 basis point increase in the average cost of other deposits (other than Won-denominated demand deposits, time and savings deposits and certificates of deposit) from 1.31% in 2018 to 1.63% in 2019, which was enhanced by a 10.2% increase in the average balance of such deposits from ￦26,254 billion in 2018 to ￦28,930 billion in 2019.

The increases in the average cost of Won-denominated time and savings deposits and other deposits were primarily attributable to the overall increase in the general level of interest rates in Korea in 2019 compared to 2018 as well as our efforts to increase the proportion of deposits compared to loans and the competition in connection therewith, while the increases in the average volume of such deposits mainly reflected such efforts as well as customers’ continuing preference for low-risk products and institutions in Korea in light of the continuing uncertainty in financial markets in 2019.

Overall, the average cost of deposits increased by 12 basis points from 1.23% in 2018 to 1.35% in 2019, while the average volume of deposits increased 7.2% from ￦236,663 billion in 2018 to ￦253,635 billion in 2019.

The 24.8% increase in interest expense on borrowings from ￦307 billion in 2018 to ￦383 billion in 2019 was primarily due to a 22.3% increase in the average balance of borrowings from ￦15,752 billion in 2018 to ￦19,258 billion in 2019, which was mainly attributable to our increased reliance on borrowings to meet our funding needs. Such increase was enhanced by a 4 basis point increase in the average cost of borrowings from 1.95% in 2018 to 1.99% in 2019, which mainly reflected the overall increase in the general level of interest rates in Korea in 2019 compared to 2018.

The 7.9% increase in interest expense on debentures from ￦720 billion in 2018 to ￦777 billion in 2019 was primarily due to a 7.0% increase in the average balance of debentures from ￦27,613 billion in 2018 to ￦29,536 billion in 2019, which was mainly attributable to our increased use of debentures to meet our funding needs. Such increase was enhanced by a 2 basis point increase in the average cost of debentures from 2.61% in 2018 to 2.63% in 2019, which mainly reflected the overall increase in the general level of interest rates in Korea in 2019 compared to 2018.

Net Interest Margin.  Net interest margin represents the ratio of net interest income to average interest-earning assets. Our overall net interest margin decreased from 1.80% in 2018 to 1.74% in 2019, as a 7.9% increase in the average balance of our interest-earning assets from ￦314,642 billion in 2018 to ￦339,634 billion in 2019 outpaced a 4.3% increase in our net interest income from ￦5,651 billion in 2018 to ￦5,894 billion in 2019. The growth in average interest-earning assets was matched by a 7.9% increase in average interest-bearing liabilities from ￦300,174 billion in 2018 to ￦323,855 billion in 2019. The increase in interest income outpaced the increase in interest expense, resulting in the increase in net interest income. The decrease in net interest margin was driven mainly by a decrease in our net interest spread, which represents the difference between the average yield on our interest-earning assets and the average cost of our interest-bearing liabilities, from 1.74% in 2018 to 1.66% in 2019. The decrease in our net interest spread reflected a larger increase in the average cost of interest-bearing liabilities between the two periods compared to the increase in the average yield on interest-earning assets, as interest rates on interest-bearing liabilities adjusted later than those on interest-earning assets in the context of a lower interest rate environment in the second half of 2019. See “Item 3.D. Risk Factors—Other risks relating to our business—An increase in interest rates would decrease the value of our debt securities portfolio and raise our funding costs while reducing loan demand and the repayment ability of our borrowers, which could adversely affect us.”

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

Overall, the average yield on loans increased by 23 basis points from 3.30% in 2017 to 3.53% in 2018, while the average volume of loans increased 5.4% from ￦237,340 billion in 2017 to ￦250,266 billion in 2018.

Investment financial assets that were previously classified as “held-to-maturity financial assets” under IAS 39 are classified since 2018 as “securities at amortized cost,” which is part of “financial assets at amortized cost,” under IFRS 9. A substantial majority of investment financial assets that were previously classified as “available-for-sale financial assets” under IAS 39 are classified since 2018 as “financial assets at fair value through other comprehensive income” under IFRS 9, while a small portion of investment financial assets that were previously classified as “available-for-sale financial assets” under IAS 39 are classified since 2018 as either “securities at amortized cost” or “financial assets at fair value through profit or loss” under IFRS 9. See Note 2-(1)-3)-a) of the notes to our consolidated financial statements included elsewhere in this annual report. Interest income on investment financial assets classified in 2018 as either securities at amortized cost or financial assets at fair value through other comprehensive income, as compared to interest income on investment financial assets classified in 2017 as either held-to-maturity or available-for-sale financial assets, increased 19.9% from ￦548 billion in 2017 to ￦657 billion in 2018. Such increase was primarily due to a 36 basis point increase in the average yield on such investment financial assets from 1.67% in 2017 to 2.03% in 2018, which was partially offset by a 1.5% decrease in the average balance of such investment financial assets from ￦32,881 billion in 2017 to ￦32,404 billion in 2018. The increase in the average yield on investment financial assets resulted mainly from the increase in the general level of interest rates in Korea in 2018 compared to 2017. The decrease in the average balance of investment financial assets principally reflected a decrease in the amount of financial institution bonds that we held as investment financial assets.

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

The increases in the average cost of Won-denominated time and savings deposits and other deposits was primarily attributable to the increase in the general level of interest rates in Korea in 2018 compared to 2017, while the increases in the average volume of such deposits mainly reflected customers’ continuing preference for low-risk products and institutions in Korea in light of the continuing uncertainty in financial markets in 2018.

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

Net Interest Margin.  Our overall net interest margin increased from 1.74% in 2017 to 1.80% in 2018, as an 8.2% increase in our net interest income from ￦5,221 billion in 2017 to ￦5,651 billion in 2018 outpaced a 5.0% increase in the average balance of our interest-earning assets from ￦299,691 billion in 2017 to ￦314,642 billion in 2018. The growth in average interest-earning assets was largely matched by a 4.9% increase in average interest-bearing liabilities from ￦286,164 billion in 2017 to ￦300,174 billion in 2018, but the increase in interest income outpaced the increase in interest expense, resulting in the increase in net interest income. The magnitude of this increase was enhanced by an increase in our net interest spread, which represents the difference between the average yield on our interest-earning assets and the average cost of our interest-bearing liabilities, from 1.69% in 2017 to 1.74% in 2018. The increase in net interest spread resulted from a larger increase in the average yield on interest-earning assets between the two periods compared to the increase in the average cost of interest-bearing liabilities, as interest rates on interest-bearing liabilities adjusted later than those on interest-earning assets in the context of the higher interest rate environment in 2018.

Impairment Losses Due to Credit Loss

The following table shows, for the years indicated, the components of our impairment losses due to credit loss.

	Year ended December 31,						Percentage change
	2017		2018		2019		2018/2017		2019/2018
	(in billions of Won)						(%)
Impairment loss due to credit loss on financial assets measured at fair value through other comprehensive income	￦	—	￦	(2)	￦	(3)	N/A	(1)	50.0%
Impairment loss due to credit loss on securities at amortized cost		—		(2)		1	N/A		N/M (2)
Provisions for credit loss on loans and other financial assets at amortized cost		—		(415)		(386)	N/A		(7.0)
Provisions for credit losses		(862)		—		—	N/A		N/A
Reversal of provisions on guarantees		55		106		4	92.7		(96.2)
Reversal of provisions on (provisions for) unused loan commitments		22		(17)		9	N/M		N/M

Total impairment losses due to credit loss	￦	(785)	￦	(330)	￦	(374)	(58.0)		13.3

(1)	N/A = not applicable.
(2)	N/M = not meaningful.

Comparison of 2019 to 2018

Our impairment losses due to credit loss increased 13.3% from ￦330 billion in 2018 to ￦374 billion in 2019, primarily due to a 96.2% decrease in reversal of provisions on guarantees from 2018 to 2019, which was offset in part by a 7.0% decrease in provisions for credit loss on loans and other financial assets at amortized cost and a change in reversal of provision on (provision for) unused loan commitments during the same period. The 96.2% decrease in reversal of provisions on guarantees from ￦106 billion in 2018 to ￦4 billion in 2019 was mainly attributable to significant reversals in 2018 caused by the improvement in the financial condition of certain corporate customers on behalf of which we had extended guarantees and loans, which were not repeated in 2019. The 7.0% decrease in provisions for credit loss on loans and other financial assets at amortized cost from ￦415 billion in 2018 to ￦386 billion in 2019 was primarily due to our efforts to improve the overall asset quality of our loan portfolio. Reversal of provision on (provision for) unused loan commitments changed from a net provision of ￦17 billion in 2018 to a net reversal of ￦9 billion in 2019, mainly reflecting our efforts to reduce unused loan commitments in 2019.

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

Corporate Loans

The following table shows, for the years indicated, certain information regarding our impaired corporate loans (including government loans and bank loans):

	As of December 31,
	2017	2018	2019
Impaired corporate loans as a percentage of total corporate loans	1.2%	0.7%	0.5%
Allowance for credit losses for corporate loans as a percentage of total corporate loans	1.0	0.9	0.7
Allowance for credit losses for corporate loans as a percentage of impaired corporate loans	82.6	120.1	136.4
Net charge-offs of corporate loans as a percentage of total corporate loans	0.2	0.1	0.1

During 2019, impaired corporate loans and allowance for credit losses for corporate loans, each as a percentage of total corporate loans, decreased primarily due to an improvement in the overall credit quality of our corporate loans. Such decrease was enhanced by an increase in the total amount of our corporate loans from ￦136,888 billion as of December 31, 2018 to ￦139,592 billion as of December 31, 2019. However, allowance for credit losses for corporate loans as a percentage of impaired corporate loans increased during 2019, as a 17.6% decrease in allowance for credit losses for corporate loans from ￦1,225 billion as of December 31, 2018 to ￦1,009 billion as of December 31, 2019 was outpaced by a 27.5% decrease in impaired corporate loans from ￦1,021 billion as of December 31, 2018 to ￦740 billion as of December 31, 2019, which was mainly attributable to an increase in corporate customers with higher credit scores and our active efforts to charge off impaired corporate loans to improve the overall quality of our corporate loan portfolio. Net charge-offs of corporate loans as a percentage of total corporate loans remained stable at 0.1% as of December 31, 2018 and 2019.

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

Consumer Loans and Credit Card Balances

The following table shows, for the years indicated, certain information regarding our impaired loans to the consumer sector, excluding credit card balances:

	As of December 31,
	2017	2018	2019
Impaired consumer loans as a percentage of total consumer loans	0.3%	0.3%	0.3%
Allowance for credit losses for consumer loans as a percentage of total consumer loans	0.2	0.3	0.2
Allowance for credit losses for consumer loans as a percentage of impaired consumer loans	64.7	75.2	69.6
Net charge-offs of consumer loans as a percentage of total consumer loans	0.1	0.1	0.1

During 2019, impaired consumer loans and net charge-offs, each as a percentage of total consumer loans, remained stable. However, allowance for credit losses for consumer loans as a percentage of total consumer loans and as a percentage of impaired consumer loans decreased as the degree of overall impairment of our impaired consumer loans was not as severe in 2019 compared to 2018, as a 1.0% decrease in allowance for credit losses for consumer loans from ￦294 billion as of December 31, 2018 to ￦291 billion as of December 31, 2019 was enhanced by both a 5.9% increase in the total amount of our consumer loans from ￦117,095 billion as of December 31, 2018 to ￦124,003 billion as of December 31, 2019 and a 6.9% increase in impaired consumer loans from ￦391 billion as of December 31, 2018 to ￦418 billion as of December 31, 2019.

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

The following table shows, for the years indicated, certain information regarding our impaired credit card balances:

	As of December 31,
	2017	2018	2019
Impaired credit card balances as a percentage of total credit card balances(1)	2.6%	2.6%	2.7%
Allowance for credit losses for credit card balances as a percentage of total credit card balances(1)	2.7	3.2	3.3
Allowance for credit losses for credit card balances as a percentage of impaired credit card balances(1)	102.2	124.4	120.2
Net charge-offs of credit card balances as a percentage of total credit card balances(1)	2.6	2.3	2.6

(1)	Includes corporate credit card balances.

During 2019, impaired credit card balances and allowance for credit losses for credit card balances, each as a percentage of total credit card balances, increased mainly due to a deterioration in the overall credit quality of our credit card portfolio. However, allowance for credit losses for credit card balances as a percentage of impaired credit card balances decreased, as a 5.4% increase in the level of our allowance for credit losses for credit card balances from ￦260 billion as of December 31, 2018 to ￦274 billion as of December 31, 2019 was outpaced by a 9.1% increase in impaired credit card balances from ￦209 billion as of December 31, 2018 to ￦228 billion as of December 31, 2019. Net charge-offs of credit card balances as a percentage of total credit card balances increased mainly as a result of a 19.5% increase in net charge-offs of credit card balances from

￦185 billion as of December 31, 2018 to ￦221 billion as of December 31, 2019, primarily due to the deterioration in the overall credit quality of our credit card portfolio.

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

Net Fees and Commissions Income

The following table shows, for the years indicated, the components of our net fees and commissions income:

	Year ended December 31,						Percentage change
	2017		2018		2019		2017/2018	2019/2018
	(in billions of Won)						(%)
Fees and commissions income	￦	2,069	￦	1,681	￦	1,709	(18.8)%	1.7%
Fees and commissions expense		(999)		(611)		(607)	(38.8)	(0.7)

Total fees and commissions income, net	￦	1,070	￦	1,070	￦	1,103	0.0	3.1

Comparison of 2019 to 2018

Our net fees and commissions income increased 3.1% from ￦1,070 billion in 2018 to ￦1,103 billion in 2019, mainly due to a 1.7% increase in fees and commissions income from ￦1,681 billion in 2018 to ￦1,709 billion in 2019, which was enhanced by a 0.7% decrease in fees and commissions expense from ￦611 billion in 2018 to ￦607 billion in 2019.

The 1.7% increase in fees and commissions income was primarily due to a 39.4% increase in fees and commissions received on foreign exchange from ￦66 billion in 2018 to ￦92 billion in 2019, a 17.7% increase in fees and commissions received on securities business from ￦96 billion in 2018 to ￦113 billion in 2019, a 9.8% increase in fees and commissions received related to credit from ￦173 billion in 2018 to ￦190 billion in 2019 and a 13.2% increase in fees and commissions received for electronic finance from ￦121 billion in 2018 to ￦137 billion in 2019, which were offset in part by an 8.3% decrease in fees and commissions received on credit cards from ￦599 billion in 2018 to ￦549 billion in 2019. The increase in fees and commissions received on foreign exchange was primarily attributable to an increase in foreign exchange transactions due to an expansion of our overseas operations, the increase in fees and commissions received on securities business was mainly due to the expansion of our asset management business, the increase in fees and commissions received related to credit was principally due to growth in our loan portfolio, and the increase in fees and commissions received for electronic finance was mainly attributable to the expansion of our online and electronic platforms. The decrease in fees and commissions received on credit cards was mainly due to a decrease in rates on credit card commissions received from merchants in accordance with Government policy.

The 0.7% decrease in fees and commissions expense was primarily due to a 4.9% decrease in credit card commissions from ￦429 billion in 2018 to ￦408 billion in 2019, which was offset in part by an 8.6% increase in fees and commissions paid from ￦175 billion in 2018 to ￦190 billion in 2019. The decrease in credit card commissions was mainly due to a decrease in the average volume of our credit card receivables. The increase in fees and commissions paid was primarily attributable to increases in the fees and commissions paid with respect to overseas and agency-related transactions.

Comparison of 2018 to 2017

Our net fees and commissions income remained stable at ￦1,070 billion in 2017 and 2018, as an 18.8% decrease in fees and commissions income from ￦2,069 billion in 2017 to ￦1,681 billion in 2018 was offset by a 38.8% decrease in fees and commissions expense from ￦999 billion in 2017 to ￦611 billion in 2018.

The 18.8% decrease in fees and commissions income was primarily due to a 44.1% decrease in credit card fees from ￦1,072 billion in 2017 to ￦599 billion in 2018, which was mainly attributable to our adoption of IFRS 15 in 2018, pursuant to which rewards and points provided to credit card users are deducted from revenue as they are considered as consideration provided to customers. As a result of such change to our accounting policies, fees and commissions received on credit cards and fees and commissions paid on credit cards were both reduced by ￦526 billion in 2018. See Note 2-(6) of the notes to our consolidated financial statements included elsewhere in this annual report.

The 38.8% decrease in fees and commissions expense was principally due to a 48.2% decrease in credit card commissions from ￦828 billion in 2017 to ￦429 billion in 2018, which was mainly attributable to our adoption of IFRS 15 in 2018, as discussed above.

For further information regarding our net fees and commissions income, see Note 31 of the notes to our consolidated financial statements included elsewhere in this annual report.

Net Gain on Financial Instruments

The following table shows, for the years indicated, the components of our net gain on financial instruments:

	Year ended December 31,						Percentage change
	2017		2018		2019		2018/2017		2019/2018
	(in billions of Won)						(%)
Net gain on financial instruments at fair value through profit or loss (IFRS 9)	￦	—	￦	214	￦	25	N/A	(2)	(88.3)%
Net gain (loss) on financial instruments at fair value through profit or loss (IAS 39)		(105)		—		—	N/A		N/A
Net gain on financial assets at fair value through other comprehensive income		—		2		11	N/A		450.0
Net gain (loss) on available-for-sale financial asset(1)		193		—		—	N/A		N/A
Net gain arising on disposals of financial assets at amortized cost		—		80		102	N/A		27.5

Total net gain on financial instruments	￦	88	￦	296	￦	139	236.4		(53.0)

(1)	Includes impairment losses on available-for-sale financial assets of ￦31 billion in 2017.
(2)	N/A = not applicable.

Comparison of 2019 to 2018

Our net gain on financial instruments decreased 53.0% from ￦296 billion in 2018 to ￦139 billion in 2019. This decrease was primarily attributable to an 88.3% decrease in net gain on financial instruments at fair value through profit or loss from ￦214 billion in 2018 to ￦25 billion in 2019, which was partially offset by a 27.5% increase in net gain arising on disposal of financial assets at amortized cost from ￦80 billion in 2018 to ￦102 billion in 2019.

The 88.3% decrease in net gain on financial instruments at fair value through profit or loss resulted mainly from a 70.1% decrease in gain on financial instruments at fair value through profit or loss mandatorily measured at fair value from ￦197 billion in 2018 to ￦59 billion in 2019. Such decrease was primarily attributable to an 85.0% decrease in net gain on the transaction and valuation of currency derivatives from ￦113 billion in 2018 to ￦17 billion in 2019, which was enhanced by a 127.1% increase in net loss on the transaction and valuation of interest rate derivatives from ￦48 billion in 2018 to ￦109 billion in 2019.

The 27.5% increase in net gain arising on disposals of financial assets at amortized cost was primarily attributable to a 29.1% increase in net gain arising on disposals of loans and other financial assets at amortized cost from ￦79 billion in 2018 to ￦102 billion in 2019. Such increase mainly reflected gains realized on sales of certain non-performing project finance loans held by us in 2019.

Comparison of 2018 to 2017

Our net gain on financial instruments increased 236.4% from ￦88 billion in 2017 to ￦296 billion in 2018. This increase was primarily attributable to a change in net gain (loss) on financial instruments at fair value through profit or loss from a net loss of ￦105 billion in 2017 to a net gain of ￦214 billion in 2018. Financial instruments at fair value through profit or loss under IFRS 9 include all financial instruments at fair value through profit or loss that were classified as such under IAS 39 in 2017 as well as certain other financial instruments that were classified as available-for-sale financial assets and loans and receivables under IAS 39 in 2017. See Note 2-(1)-1)-a) of the notes to our consolidated financial statements included elsewhere in this annual report. The effect of such change was partially offset by a 99.0% decrease in net gain on available-for-sale financial assets of ￦193 billion in 2017 compared to net gain on financial assets at fair value through other comprehensive income of ￦2 billion in 2018.

The change in net gain (loss) on financial instruments at fair value through profit or loss from a net loss to a net gain was principally the result of a significant increase in net gain on financial instruments held for trading of ￦6 billion in 2017 compared to net gain on financial instruments at fair value through profit or loss mandatorily measured at fair value of ￦197 billion in 2018, which was enhanced by a change to a net gain on financial instruments at fair value through profit or loss designated as upon initial recognition of ￦17 billion in 2018 compared to a net loss on financial instruments designated as at fair value through profit or loss of ￦111 billion in 2017. The significant increase in net gain on financial instruments held for trading in 2017 compared to net gain on financial instruments at fair value through profit or loss mandatorily measured at fair value in 2018 was primarily due to a significant increase in gains on valuation of securities from ￦3 billion in 2017 to ￦137 billion in 2018, which was enhanced by a significant increase in net gain on transactions and valuation of derivatives held for trading from ￦3 billion in 2017 to ￦66 billion in 2018. Derivatives held for trading were classified as financial instruments held for trading under IAS 39 in 2017 but are classified since 2018 as financial instruments at fair value through profit or loss under IFRS 9. The change to a net gain on financial instruments at fair value through profit or loss designated as upon initial recognition in 2018, compared to a net loss on financial instruments designated as at fair value through profit or loss in 2017, resulted mainly from a change in net gain (loss) on equity-linked securities from a net loss of ￦112 billion in 2017 to a net gain of ￦16 billion in 2018.

The 99.0% decrease in net gain on available-for-sale financial assets compared to net gain on financial assets at fair value through other comprehensive income resulted mainly from a 99.1% decrease in gains on transaction of securities from ￦224 billion in 2017 to ￦2 billion in 2018. Such decrease was primarily attributable to the reclassification of certain equity and debt securities that were classified as available-for-sale financial assets in 2017 under IAS 39 to classifications other than financial assets at fair value through other comprehensive income, including financial assets at fair value through profit or loss and securities at amortized cost, in 2018 under IFRS 9. See Note 2-(1)-3)-a) of the notes to our consolidated financial statements included elsewhere in this annual report.

For further information regarding our net gain on financial instruments, see Notes 33 and 34 of the notes to our consolidated financial statements included elsewhere in this annual report.

General and Administrative Expenses

The following table shows, for the years indicated, the components of our general and administrative expenses:

	Year ended December 31,						Percentage change
	2017		2018		2019		2018/2017	2019/2018
	(in billions of Won)						(%)
Employee benefits	￦	2,324	￦	2,322	￦	2,391	(0.1)%	3.0%
Depreciation and amortization		184		217		481	17.9	121.7
Other general and administrative expenses		1,023		1,085		894	6.1	(17.6)

General and administrative expenses	￦	3,531	￦	3,624	￦	3,766	2.6	3.9

Comparison of 2019 to 2018

Our general and administrative expenses increased 3.9% from ￦3,624 billion in 2018 to ￦3,766 billion in 2019, primarily as a result of a 121.7% increase in depreciation and amortization expenses from ￦217 billion in 2018 to ￦481 billion in 2019, which was partially offset by a 17.6% decrease in other general and administrative expenses from ￦1,085 billion in 2018 to ￦894 billion in 2019.

The 121.7% increase in depreciation and amortization expenses was principally due to our adoption of IFRS 16, which resulted in an increase in lease amortization expenses that was offset in part by a decrease in rent expenses. For additional information on IFRS 16 and the impact of its application to our consolidated financial statements, see Notes 2-(1)-1)-a) and b) of the notes to our consolidated financial statements included elsewhere in this annual report. The 17.6% decrease in other general and administrative expenses was primarily due to a 73.2% decrease in rent expenses from ￦321 billion in 2018 to ￦86 billion in 2019, which was principally due to our adoption of IFRS 16, as discussed above.

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

For further information regarding our general and administrative expenses, see Note 36-(1) of the notes to our consolidated financial statements included elsewhere in this annual report.

Other Net Operating Expenses

The following table shows, for the years indicated, the components of our other net operating expenses:

	Year ended December 31,						Percentage change
	2017		2018		2019		2018/2017	2019/2018
	(in billions of Won)						(%)
Other operating income	￦	3,736	￦	1,389	￦	775	(62.8)%	(44.2)%
Other operating expenses		(3,768)		(1,783)		(1,077)	(52.7)	(39.6)

Total other net operating expenses	￦	(31)	￦	(394)	￦	(303)	1,171.0	(23.1)

Comparison of 2019 to 2018

Our other net operating expenses decreased 23.1% from ￦394 billion in 2018 to ￦303 billion in 2019, as a 44.2% decrease in other operating income from ￦1,389 billion in 2018 to ￦775 billion in 2019 was more than offset by a 39.6% decrease in other operating expenses from ￦1,783 billion in 2018 to ￦1,077 billion in 2019.

Other operating income includes principally gains on transactions of foreign exchange, gains related to derivatives, gains on fair value hedged items and miscellaneous other operating income. The 44.2% decrease in other operating income was mainly attributable to a 51.0% decrease in gains on transactions of foreign exchange from ￦1,228 billion in 2018 to ￦602 billion in 2019. This decrease, which was principally due to the overall depreciation of the Won in 2019 compared to 2018, was more than offset by a greater decrease in losses on transactions of foreign exchange from ￦991 billion in 2018 to ￦192 billion in 2019, which is recorded as part of other operating expenses. On a net basis, net gains on transactions of foreign exchange increased 73.0% from ￦237 billion in 2018 to ￦410 billion in 2019.

Other operating expenses include principally losses on transaction of foreign exchange, KDIC deposit insurance premiums, contributions to miscellaneous funds, losses related to derivatives, losses on fair value hedged items and miscellaneous other operating expenses. The 39.6% decrease in other operating expenses was primarily the result of an 80.6% decrease in losses on transactions of foreign exchange from ￦991 billion in 2018 to ￦192 billion in 2019, which mainly reflected the overall depreciation of the Won in 2019 compared to 2018. This decrease was partially offset by a decrease in gains on transaction of foreign exchange, which is recorded as part of other operating income as discussed above.

Comparison of 2018 to 2017

Our other net operating expenses increased significantly from ￦31 billion in 2017 to ￦394 billion in 2018, as a 62.8% decrease in other operating income from ￦3,736 billion in 2017 to ￦1,389 billion in 2018 outpaced a 52.7% decrease in other operating expenses from ￦3,768 billion in 2017 to ￦1,783 billion in 2018.

The 62.8% decrease in other operating income was mainly attributable to a 63.8% decrease in gains on transactions of foreign exchange from ￦3,391 billion in 2017 to ￦1,228 billion in 2018. This decrease, which was principally due to lower exchange rate volatility in 2018, was partially offset by a 65.7% decrease in losses on transactions of foreign exchange from ￦2,887 billion in 2017 to ￦991 billion in 2018, which is recorded as part of other operating expenses. On a net basis, net gains on transactions of foreign exchange decreased 53.0% from ￦504 billion in 2017 to ￦237 billion in 2018. The decrease in gains on transactions of foreign exchange was enhanced by a 100.0% decrease in gains on disposals of loans and receivables from ￦205 billion in 2017 to nil in 2018, which reflected the change in classification of gains and losses on disposal of loans and receivables to “net gain (loss) arising on disposal of financial assets at amortized costs, which is part of “net gain on financial instruments,” under IFRS 9. We recognized a net gain arising on disposal of financial assets at amortized cost of ￦80 billion in 2018.

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

For further information regarding our other net operating expenses, see Notes 36-(2) and (3) of the notes to our consolidated financial statements included elsewhere in this annual report.

Net Other Non-operating Income (Expenses)

The following table shows, for the years indicated, the components of our other net non-operating income (expenses):

	Year ended December 31,						Percentage change
	2017		2018		2019		2018/2017	2019/2018
	(in billions of Won)						(%)
Other non-operating income	￦	84	￦	130	￦	68	54.8%	(47.7)%
Other non-operating expenses		(190)		(87)		(229)	(54.2)	163.2

Total net other non-operating income (expenses)	￦	(106)	￦	43	￦	(161)	N/M (1)	N/M

(1)	N/M = not meaningful.

Comparison of 2019 to 2018

Our net other non-operating income (expenses) changed from net income of ￦43 billion in 2018 to net expense of ￦161 billion in 2019, as a 163.2% increase in other non-operating expenses from ￦87 billion in 2018 to ￦229 billion in 2019 was enhanced by a 47.7% decrease in other non-operating income from ￦130 billion in 2018 to ￦68 billion in 2019.

Other non-operating expenses include principally depreciation on investment properties, interest expenses of refundable deposits, losses on disposal of investment in joint ventures and associates, losses on disposal of premises and equipment, intangible assets and other assets, impairment losses on premises and equipment, intangible assets and other assets, donations and miscellaneous other non-operating expenses. The 163.2% increase in other non-operating expenses was mainly attributable to a significant increase in miscellaneous other non-operating expenses from ￦26 billion in 2018 to ￦132 billion in 2019, which was principally due to an increase in provisions relating to the estimated reimbursements and other payments in connection with Woori Bank’s sale of derivative-linked fund and securities products tied to yields on treasury bonds of Germany, the United Kingdom and the United States. See “Item 8.A. Consolidated Statements and Other Financial Information—Legal Proceedings and Regulatory Actions—Woori Bank” and Note 23-(5)-2) of the notes to our consolidated financial statements included elsewhere in this annual report.

Other non-operating income includes principally rental fee income, gain on disposal of investment in joint ventures and associates, gain on disposal of premises and equipment, intangible assets and other assets, reversal of impairment loss on premises and equipment, intangible assets and other assets and miscellaneous other non-operating income. The 47.7% decrease in other non-operating income was primarily attributable to a 100.0% decrease in gains on disposal of investment in joint ventures and associates from ￦51 billion in 2018 to nil in 2019, which was due to gains recognized in 2018 on the disposal of certain investments in joint ventures and associates after improvements in their financial condition, which were not repeated in 2019.

Comparison of 2018 to 2017

Our net other non-operating income (expenses) changed from net expenses of ￦106 billion in 2017 to net income of ￦43 billion in 2018, as a 54.8% increase in other non-operating income from ￦84 billion in 2017 to ￦130 billion in 2018 was enhanced by a 54.2% decrease in other non-operating expenses from ￦190 billion in 2017 to ￦87 billion in 2018.

The 54.8% increase in other non-operating income was primarily attributable to gains recognized in 2018 on the disposal of certain investments in joint ventures and associates after improvements in their financial condition.

The 54.2% decrease in other non-operating expenses was mainly attributable to a 46.9% decrease in donations from ￦98 billion in 2017 to ￦52 billion in 2018, primarily reflecting our donation of issuance fees of dormant cashier’s checks for the preceding five years to the Korea Inclusive Finance Agency in 2017 in accordance with the amended Microfinance Support Act, which significantly decreased in 2018. Such decrease was enhanced by a 92.3% decrease in losses on disposal of investment in joint ventures and associates from ￦39 billion in 2017 to ￦3 billion in 2018, which was principally due to a decrease in the number of such transactions in 2018 compared to 2017.

For further information regarding our net other non-operating income (expenses), see Notes 37-(3) and (4) of the notes to our consolidated financial statements included elsewhere in this annual report.

Share of Gain (Loss) on Joint Ventures and Associates

Comparison of 2019 to 2018

Our share of gain on joint ventures and associates significantly increased from ￦3 billion in 2018 to ￦84 billion 2019. Such increase was primarily due to a significant increase in our gains on valuation of investments in joint ventures and associates from ￦26 billion in 2018 to ￦104 billion in 2019, resulting mainly from the share of profits from Lotte Card Co., Ltd., in which we acquired a 20% equity interest in October 2019. See “Item 4.B. Business Overview—Credit Cards.”

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

Comparison of 2019 to 2018

Income tax expense decreased 9.0% from ￦753 billion in 2018 to ￦685 billion in 2019, mainly as a result of a decrease in our net income before income tax expense, as well as a negative tax adjustment recognized in 2019 in respect of prior periods compared to a positive tax adjustment recognized in 2018. Our effective tax rate was 26.9% in 2018 and 25.2% in 2019.

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

For further information regarding our income tax expense, see Note 38 of the notes to our consolidated financial statements included elsewhere in this annual report.

Net Income

Due to the factors described above, we recorded net income of ￦2,038 billion in 2019, compared to ￦2,052 billion in 2018 and ￦1,530 billion in 2017.

Results by Principal Business Segment

We compile and analyze financial information for our business segments based upon segment information used by our management for the purposes of resource allocation and performance evaluation. We currently have four operational business segments: banking, credit card, investment banking and other operations.

The following table shows, for the years indicated, our results of operations by segment:

	Net income Year ended December 31,						Total operating income(1) Year ended December 31,
	2017		2018		2019		2017		2018		2019
	(in billions of Won)
Banking	￦	1,354	￦	1,916	￦	1,862	￦	1,905	￦	2,559	￦	2,629
Credit card		101		127		114		138		172		136
Investment banking		20		33		53		22		33		56
Others		—		3		633		6		5		636

Total	￦	1,476	￦	2,079	￦	2,663	￦	2,071	￦	2,770	￦	3,458

(1)	Comprises net interest income and net non-interest income after administrative expenses and impairment losses due to credit losses.
(2)	Before adjustments for consolidation, inter-segment transactions and certain differences in classification under our management reporting system.

Banking

This segment primarily consists of the banking operations of Woori Bank and its overseas subsidiaries. Woori Bank provides a wide range of banking and other financial services to large corporations, small- and medium-sized enterprises and individuals in Korea. The following table shows, for the years indicated, our income statement data for this segment:

	Year ended December 31,						Percentage change
	2017		2018		2019		2018/2017	2019/2018
	(in billions of Won)						(%)
Income statement data
Net interest income	￦	4,083	￦	4,454	￦	4,583	9.1%	2.9%
Non-interest income		1,518		1,517		1,557	(0.1)	2.6
Reversal of (provision for) impairment losses due to credit loss and others(1)		(366)		5		(33)	N/M (3)	N/M
General administrative expenses(2)		(3,330)		(3,416)		(3,479)	2.6	1.8

Net operating income		1,905		2,559		2,629	34.3	2.7
Non-operating income (expense)		(172)		70		(151)	N/M	N/M

Net income before tax		1,733		2,629		2,478	51.7	(5.7)
Tax expense		(378)		(713)		(616)	88.6	(13.6)

Net income	￦	1,354	￦	1,916	￦	1,862	41.5	(2.8)

(1)	Consist of reversal of (provision for) impairment losses due to credit loss and others, gain (loss) on loan sales and reversal of provisions (provisions).
(2)	Include depreciation and amortization of ￦128 billion in 2017, ￦178 billion in 2018 and ￦435 billion in 2019.
(3)	N/M = not meaningful.

Comparison of 2019 to 2018

Our net income before tax for this segment decreased 5.7% from ￦2,629 billion in 2018 to ￦2,478 billion in 2019. Net income after tax also decreased 2.8% from ￦1,916 billion in 2018 to ￦1,862 billion in 2019.

Net interest income for this segment increased 2.9% from ￦4,454 billion in 2018 to ￦4,583 billion in 2019, primarily due to an increase in the average balances of loans, principally as a result of increased demand for loans from customers, which was enhanced by an increase in the average yields on loans, mainly reflecting the overall increase in the general level of interest rates in Korea in 2019 compared to 2018.

Non-interest income attributable to this segment increased 2.6% from ￦1,517 billion in 2018 to ￦1,557 billion in 2019, primarily due to increases in fees and commissions received on foreign exchange and electronic finance, which mainly reflect the expansion of our overseas operations and online and electronic business, respectively.

Reversal of (provision for) impairment losses due to credit loss and others for this segment changed from a net reversal of ￦5 billion in 2018 to a net provision of ￦33 billion in 2019, primarily as a result of a decrease in reversal of provisions on guarantees attributable to significant reversals in 2018 caused by the improvement in the financial condition of certain corporate customers on behalf of which we had extended guarantees and loans, which were not repeated in 2019.

General administrative expenses attributable to this segment increased 1.8% from ￦3,416 billion in 2018 to ￦3,479 billion in 2019, mainly due to an increase in depreciation and amortization expenses resulting from our adoption of IFRS 16 that was offset in part by a decrease in rent expenses. See Note 2(1)-1)-a) of the notes to our consolidated financial statements included elsewhere in this annual report.

Non-operating income (expense) for this segment changed from net income of ￦70 billion in 2018 to net expense of ￦151 billion in 2019, primarily due to an increase in provisions relating to the estimated reimbursements and other payments in connection with Woori Bank’s sale of derivative-linked fund and securities products tied to yields on treasury bonds of Germany, the United Kingdom and the United States. See “Item 8.A. Consolidated Statements and Other Financial Information—Legal Proceedings and Regulatory Actions—Woori Bank” and Note 23-(5)-2) of the notes to our consolidated financial statements included elsewhere in this annual report.

Comparison of 2018 to 2017

Our net income before tax for this segment increased 51.7% from ￦1,733 billion in 2017 to ￦2,629 billion in 2018. Net income after tax also increased 41.5% from ￦1,354 billion in 2017 to ￦1,916 billion in 2018.

Net interest income for this segment increased 9.1% from ￦4,083 billion in 2017 to ￦4,454 billion in 2018, primarily due to an increase in the average balance of loans, principally as a result of increased demand for loans from customers, which was enhanced by an increase in the average yields on loans, mainly reflecting the increase in the general level of interest rates in Korea in 2018 compared to 2017.

Non-interest income attributable to this segment remained relatively stable at ￦1,517 billion in 2018 compared to ￦1,518 billion in 2017.

Reversal of (provision for) impairment losses due to credit loss and others for this segment changed from a net provision of ￦366 billion in 2017 to a net reversal of ￦5 billion in 2018, primarily as a result of improvements in the overall asset quality of our corporate loan portfolio and the credit ratings of certain corporate borrowers.

General administrative expenses attributable to this segment increased 2.6% from ￦3,330 billion in 2017 to ￦3,416 billion in 2018, mainly due to an increase in salaries and benefits paid to our employees in this segment as well as an increase in computer and IT-related expenses and depreciation and amortization relating to the upgrade of our computer systems during 2018, as discussed above.

Non-operating income (expense) for this segment changed from net expense of ￦172 billion in 2017 to net income of ￦70 billion in 2018, primarily due to impairment losses relating to certain equity method securities recognized in 2017, which were not repeated in 2018.

Credit Card

This segment consists of the credit card operations of Woori Card. Woori Card offers credit card products and services mainly to consumers and corporate customers in Korea. The following table shows, for the years indicated, our income statement data for this segment:

	Year ended December 31,						Percentage change
	2017		2018		2019		2018/2017	2019/2018
	(in billions of Won)						(%)
Income statement data
Net interest income	￦	498	￦	510	￦	554	2.4%	8.6%
Non-interest income		40		60		32	50.0	(46.7)
Impairment losses due to credit loss and others(1)		(235)		(227)		(260)	(3.4)	14.5
General administrative expenses(2)		(164)		(171)		(190)	4.3	11.1

Net operating income		138		172		136	24.6	(20.9)
Non-operating income (expense)		(5)		(6)		14	20.0	N/M (3)

Net income before tax		133		167		150	25.6	(10.2)
Tax expense		(32)		(40)		(36)	25.0	(10.0)

Net income	￦	101	￦	127	￦	114	25.7	(10.2)

(1)	Consist of reversal of (provision for) impairment losses due to credit loss and others, gain (loss) on loan sales and reversal of provisions (provisions).
(2)	Include depreciation and amortization of ￦10 billion in 2017, ￦11 billion in 2018 and ￦28 billion in 2019.
(3)	N/M = not meaningful.

Comparison of 2019 to 2018

Our net income before tax for this segment decreased 10.2% from ￦167 billion in 2018 to ￦150 billion in 2019. Net income after tax also decreased 10.2% from ￦127 billion in 2018 to ￦114 billion in 2019.

Net interest income for this segment increased 8.6% from ￦510 billion in 2018 to ￦554 billion in 2019, primarily due to an increase in the average yield on credit card receivables, including cash advances and credit card loans, which was offset in part by a decrease in the average volume of such receivables.

Non-interest income attributable to this segment decreased 46.7% from ￦60 billion in 2018 to ￦32 billion in 2019, mainly due to a decrease in fees and commissions received on credit cards resulting from a decrease in rates on credit card commissions received from merchants in accordance with Government policy.

Impairment losses due to credit loss and others for this segment increased 14.5% from ￦227 billion in 2018 to ￦260 billion in 2019, primarily as a result of an increase in the outstanding balance of our credit card receivables.

General administrative expenses attributable to this segment increased 11.1% from ￦171 billion in 2018 to ￦190 billion in 2018, mainly due to increases in salaries and benefits paid to our employees in this segment and computer and IT-related expenses.

Non-operating income (expense) for this segment changed from net expense of ￦6 billion in 2018 to net income of ￦14 billion in 2019, mainly as a result of a net reversal of provisions related to litigation in this segment due to judgments in our favor in 2019.

Comparison of 2018 to 2017

Our net income before tax for this segment increased 25.6% from ￦133 billion in 2017 to ￦167 billion in 2018. Net income after tax also increased 25.7% from ￦101 billion in 2017 to ￦127 billion in 2018.

Net interest income for this segment increased 2.4% from ￦498 billion in 2017 to ￦510 billion in 2018, primarily due to an increase in the average balance of credit card receivables, mainly reflecting an increase in the volume of credit card transactions, including cash advances and credit card loans, which was offset in part by a decrease in the average yield on such receivables.

Non-interest income attributable to this segment increased 50.0% from ￦40 billion in 2017 to ￦60 billion in 2018, mainly due to an increase in fees and commissions income in this segment.

Impairment losses due to credit loss and others for this segment decreased 3.4% from ￦235 billion in 2017 to ￦227 billion in 2018, primarily as a result of gains relating to sales of loans that were recognized in this category.

General administrative expenses attributable to this segment increased 4.3% from ￦164 billion in 2017 to ￦171 billion in 2018, which was primarily attributable to an increase in salaries paid to our employees in this segment, principally reflecting an increase in the number of such employees, as well as increases in advertising expenses relating to new products and depreciation expenses relating to IT facilities.

Non-operating expense for this segment remained relatively stable at ￦6 billion in 2018 compared to ￦5 billion in 2017.

Investment Banking

This segment consists of the investment banking operations of Woori Investment Bank. Woori Investment Bank mainly provides project finance, structured finance, merger and acquisition financing and financial advisory services. The following table shows, for the years indicated, our income statement data for this segment:

	Year ended December 31,						Percentage change
	2017		2018		2019		2018/2017		2019/2018
	(in billions of Won)						(%)
Income statement data
Net interest income	￦	31	￦	43	￦	54	38.7		25.6%
Non-interest income		6		20		34	233.3		70.0
Reversal of (provision for) impairment losses due to credit loss and others(1)		3		(4)		(1)	N/M	(3)	(75.0)
General administrative expenses(2)		(18)		(26)		(31)	44.4		19.2

Net operating income		22		33		56	50.0		69.7
Non-operating expense		—		—		(4)	—		N/A (4)

Net income before tax		21		33		52	57.1		57.6
Tax income (expense)		(1)		1		1	N/M		0.0

Net income	￦	20	￦	33	￦	53	65.0%		60.6

(1)	Consist of reversal of (provision for) impairment losses due to credit loss and others, gain (loss) on loan sales and reversal of provisions (provisions).
(2)	Include depreciation and amortization of ￦1 billion in 2017, ￦1 billion in 2018 and ￦2 billion in 2019.
(3)	N/M = not meaningful.
(4)	N/A = not applicable.

Comparison of 2019 to 2018

Our net income before tax for this segment increased 57.6% from ￦33 billion in 2018 to ￦52 billion in 2019. Net income after tax also increased 60.6% from ￦33 billion in 2018 to ￦53 billion in 2019.

Net interest income for this segment, which consists mainly of interest income from financing provided to corporations, increased 25.6% from ￦43 billion in 2018 to ￦54 billion in 2019, primarily reflecting an increase in the average balance of such financing provided to corporate customers.

Non-interest income attributable to this segment increased 70.0% from ￦20 billion in 2018 to ￦34 billion in 2019, primarily due to an increase in the fees received on financing provided to corporations as a result of an increase in the average balance of such financing.

Impairment losses due to credit loss and others for this segment decreased 75.0% from ￦4 billion in 2018 to ￦1 billion in 2019, primarily as a result of our recovery of loans previously written off in this segment, as well as our efforts to improve the overall asset quality of our loan portfolio.

General administrative expenses attributable to this segment increased 19.2% from ￦26 billion in 2018 to ￦31 billion in 2019, mainly due to an increase in salary expenses as a result of an increase in the number of our employees in this segment.

Comparison of 2018 to 2017

Our net income before tax for this segment increased 57.1% from ￦21 billion in 2017 to ￦33 billion in 2018. Net income after tax also increased 65.0% from ￦20 billion in 2017 to ￦33 billion in 2018.

Net interest income for this segment increased 38.7% from ￦31 billion in 2017 to ￦43 billion in 2018, primarily reflecting an increase in the average balance of such financing provided to corporate customers.

Non-interest income attributable to this segment increased 233.3% from ￦6 billion in 2017 to ￦20 billion in 2018, primarily due to increases in gains relating to investment securities and advisory service fees.

Reversal of (provision for) impairment losses due to credit loss and others for this segment changed from a net reversal of ￦3 billion in 2017 to a net provision of ￦4 billion in 2018, primarily as a result of an increase in the average balance of our loan portfolio in this segment and the application of IFRS 9 in 2018.

General administrative expenses attributable to this segment increased 44.4% from ￦18 billion in 2017 to ￦26 billion in 2018, mainly as a result of an increase in salary expenses as a result of an increase in the number of our employees in this segment.

Others

Other operations include the operations of Woori Financial Group and all of our subsidiaries (other than Woori Bank, Woori Card and Woori Investment Bank), including Woori FIS, Woori Finance Research, Woori Credit Information, Woori Fund Service, Woori Asset Management, Woori Private Equity Asset Management and Woori Global Asset Management. The following table shows, for the years indicated, our income statement data for this segment:

	Year ended December 31,						Percentage change
	2017		2018		2019		2018/2017		2019/2018
	(in billions of Won)						(%)
Income statement data
Net interest income	￦	—	￦	1	￦	2	N/A	(3)	100.0%
Non-interest income		283		297		958	4.9		222.6
Impairment losses due to credit loss and others(1)		—		—		(1)	—		N/A
General administrative expenses(2)		(277)		(293)		(324)	5.8		10.6

Net operating income		6		5		636	(16.7)		N/M (4)
Non-operating expense		(5)		—		(2)	N/A		N/A

Net income before tax		1		6		635	500.0		N/M
Tax expense		(1)		(2)		(1)	100.0		(50.0)

Net income	￦	—	￦	3	￦	633	N/A		N/M

(1)	Consist of reversal of (provision for) impairment losses due to credit loss and others, gain (loss) on loan sales and reversal of provisions (provisions).
(2)	Include depreciation and amortization of ￦0.5 billion in 2017, ￦26 million in 2018 and ￦16 million in 2019.
(3)	N/A = not applicable.
(4)	N/M = not meaningful.

Comparison of 2019 to 2018

Our net income before tax for this segment increased from ￦6 billion in 2018 to ￦635 billion in 2019. Net income after tax increased from ￦3 billion in 2018 to ￦633 billion in 2019.

Net interest income for this segment increased 100.0% from ￦1 billion in 2018 to ￦2 billion in 2019, primarily due to an increase in interest income from Woori FIS, Woori Asset Management and Woori Global Asset Management, some of which were newly acquired in 2019.

Non-interest income attributable to this segment increased 222.6% from ￦297 billion in 2018 to ￦958 billion in 2019, primarily as a result of dividends from Woori Bank in 2019.

Impairment losses due to credit loss and others for this segment increased from nil in 2018 to ￦1 billion in 2019, primarily as a result of provisions established in connection with deposits of the holding company.

General administrative expenses attributable to this segment increased 10.6% from ￦293 billion in 2018 to ￦324 billion in 2019, mainly due to an increase in employee benefit expenses as a result of our establishment as a holding company.

Comparison of 2018 to 2017

Our net income before tax for this segment increased 500.0% from ￦1 billion in 2017 to ￦6 billion in 2018. Net income after tax increased from nil in 2017 to ￦3 billion in 2018.

Net interest income for this segment increased from nil in 2017 to ￦1 billion in 2018, primarily as a result of an increase in interest income from the deposits of the holding company, which was mainly attributable to the increase in the general level of interest rates in Korea in 2018 compared to 2017.

Non-interest income attributable to this segment increased 4.9% from ￦283 billion in 2017 to ￦297 billion in 2018, primarily due to an increase in fees and commissions income generated by Woori FIS.

Impairment losses due to credit loss and others for this segment remained constant at nil in 2017 and 2018.

General administrative expenses attributable to this segment increased 5.8% from ￦277 billion in 2017 to ￦293 billion in 2018, mainly due to an increase in computer and IT-related expenses relating to an upgrade of our computer systems, which was completed in May 2018 as well as an increase in employee benefit expenses.

Item 5.B.	Liquidity and Capital Resources

Financial Condition

Assets

The following table sets forth, as of the dates indicated, the principal components of our assets:

	As of December 31,						Percentage change
	2017		2018		2019		2018/2017	2019/2018
	(in billions of Won)						(%)
Cash and cash equivalents	￦	6,908	￦	6,748	￦	6,393	(2.3)%	(5.3)%
Financial assets at fair value through profit or loss (IFRS 9)		—		6,126		8,069	N/A (1)	31.7
Financial assets at fair value through profit or loss (IAS 39)		5,843		—		—	N/A	N/A
Financial assets at fair value through other comprehensive income		—		18,063		27,731	N/A	53.5
Available-for-sale financial assets		15,353		—		—	N/A	N/A
Securities at amortized cost		—		22,933		20,321	N/A	(11.4)
Held-to-maturity financial assets		16,749		—		—	N/A	N/A
Loans and other financial assets at amortized cost:		—		282,458		293,718	N/A	4.0
Loans and receivables:		267,106		—		—	N/A	N/A
Due from banks(2)		8,868		14,151		14,492	59.6	2.4
Loans(2)		251,523		260,820		271,032	3.7	3.9
Loans in local currency		200,213		210,701		221,484	5.2	5.1
Loans in foreign currencies		13,148		15,239		18,534	15.9	21.6
Domestic banker’s usance		2,517		2,934		2,900	16.6	(1.2)
Credit card accounts		6,827		8,051		8,399	17.9	4.3
Bills bought in foreign currencies		8,197		7,874		4,772	(3.9)	(39.4)
Bills bought in local currency		335		23		61	(93.1)	165.2
Factoring receivables		138		46		21	(66.7)	(54.3)
Advances for customers on guarantees		24		14		13	(41.7)	(7.1)
Privately placed bonds		362		366		307	1.1	(16.1)
Securitized loans		563		1,377		2,250	144.6	63.4
Call loans		3,003		2,669		3,290	(11.1)	23.3
Bonds purchased under resale agreements		16,859		11,702		8,982	(30.6)	(23.2)
Loan origination costs and fees		511		574		621	12.3	8.2
Others		607		1,037		980	70.8	(5.5)
Discounted present value		(11)		(10)		(7)	(9.1)	(30.0)
Loss allowance		(1,770)		(1,778)		(1,575)	0.5	(11.4)
Other financial assets (other receivables)(2)		6,715		7,487		8,193	11.5	9.4
Investments in joint ventures and associates		417		362		806	(13.2)	122.7
Investment properties		371		378		280	1.9	(25.9)
Premises and equipment		2,478		2,450		3,365	(1.1)	37.3
Other assets(3)		1,070		929		1,299	(13.2)	39.8

Total assets	￦	316,295	￦	340,447	￦	361,981	7.6	6.3

(1)	N/A = not applicable.
(2)	Net of allowance for credit losses.
(3)	Includes intangible assets and goodwill, assets held for distribution (sale), net defined benefit assets, current tax assets, deferred tax assets, derivative assets and other assets.

For further information on our assets, see “Item 4.B. Business Overview—Assets and Liabilities.”

Comparison of 2019 to 2018

Our total assets increased 6.3% from ￦340,447 billion as of December 31, 2018 to ￦361,981 billion as of December 31, 2019, principally due to a 3.9% increase in loans from ￦260,820 billion as of December 31, 2018 to ￦271,032 billion as of December 31, 2019, which was enhanced by a 53.5% increase in financial assets at fair value through other comprehensive income from ￦18,063 billion as of December 31, 2018 to ￦27,731 billion as of December 31, 2019.

The increase in loans was primarily attributable to a 5.1% increase in loans in local currency from ￦210,701 billion as of December 31, 2018 to ￦221,484 billion as of December 31, 2019, which was enhanced by a 21.6% increase in loans in foreign currencies from ￦15,239 billion as of December 31, 2018 to ￦18,534 billion as of December 31, 2019. Such increases were partially offset by a 39.4% decrease in bills bought in foreign currencies from ￦7,874 billion as of December 31, 2018 to ￦4,772 billion as of December 31, 2019 and a 23.2% decrease in bonds purchased under resale agreements from ￦11,702 billion as of December 31, 2018 to ￦8,982 billion as of December 31, 2019. The increase in financial assets at fair value through other comprehensive income was primarily attributable to a 57.9% increase in debt securities of financial institutions from ￦11,253 billion as of December 31, 2018 to ￦17,770 billion as of December 31, 2019, which was enhanced by a 114.7% increase in corporate debt securities from ￦1,824 billion as of December 31, 2018 to ￦3,917 billion as of December 31, 2019.

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

Liabilities and Equity

The following table sets forth, as of the dates indicated, the principal components of our liabilities and our equity:

	As of December 31,						Percentage change
	2017		2018		2019		2018/2017	2019/2018
	(in billions of Won)						(%)
Liabilities:
Financial liabilities at fair value through profit or loss (IFRS 9)	￦	—	￦	2,283	￦	2,958	N/A (1)	29.6%
Financial liabilities at fair value through profit or loss (IAS 39)		3,428		—		—	N/A	N/A
Deposits due to customers		234,695		248,691		264,686	6.0%	6.4
Borrowings		14,785		16,203		18,999	9.6	17.3
Debentures		27,870		28,736		30,858	3.1	7.4
Provisions		410		391		444	(4.6)	13.6
Other financial liabilities		13,892		21,443		17,707	54.4	(17.4)
Other liabilities(2)		651		747		837	14.7	12.0

Total liabilities		295,730		318,494		336,488	7.7	5.6

Equity:
Owner’s equity:
Capital stock		3,381		3,381		3,611	—	6.8
Hybrid securities		3,018		3,162		998	4.8	(68.4)
Capital surplus		286		286		626	—	118.9
Other equity		(1,939)		(2,214)		(2,249)	14.2	1.6
Retained earnings(3)		15,620		17,125		18,525	9.6	8.2

		20,366		21,740		21,510	6.7	(1.1)

Non-controlling interests		199		213		3,982	7.0	1769.5

Total equity		20,565		21,953		25,492	6.7	16.1

Total liabilities and equity	￦	316,295	￦	340,447	￦	361,981	7.6	6.3

(1)	N/A = not applicable.
(2)	Includes net defined benefit liability, current tax liabilities, deferred tax liabilities, derivative liabilities and other liabilities.
(3)	Includes regulatory reserve for credit loss of ￦2,438 billion as of December 31, 2017, ￦2,578 billion as of December 31, 2018 and ￦2,356 billion as of December 31, 2019.

For further information on our liabilities, see “Item 4.B. Business Overview—Assets and Liabilities.”

Comparison of 2019 to 2018

Our total liabilities increased 5.6% from ￦318,494 billion as of December 31, 2018 to ￦336,488 billion as of December 31, 2019, principally as a result of a 6.4% increase in deposits due to customers from ￦248,691 billion as of December 31, 2018 to ￦264,686 billion as of December 31, 2019. The increase in deposits due to customers was primarily due to a 9.8% increase in time deposits from ￦204,052 billion as of December 31, 2018 to ￦224,116 billion as of December 31, 2019, which was partially offset by an 85.0% decrease in certificates of deposits from ￦6,511 billion as of December 31, 2018 to ￦974 billion as of December 31, 2019.

Our total equity increased 16.1% from ￦21,953 billion as of December 31, 2018 to ￦25,492 billion as of December 31, 2019. Such increase mainly reflected a significant increase in non-controlling interests from ￦213 billion as of December 31, 2018 to ￦3,982 billion as of December 31, 2019, principally due to the classification of hybrid securities (issued by Woori Bank) as non-controlling interests starting from January 11, 2019.

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

Liquidity

Our primary source of funding has historically been and continues to be customer deposits, particularly lower-cost retail deposits. Customer deposits amounted to ￦234,695 billion, ￦248,691 billion and ￦264,686 billion as of December 31, 2017, 2018 and 2019, which represented approximately 82.7%, 82.7% and 83.0% of our total funding, respectively. We have historically been able to use customer deposits to finance our operations generally, including meeting a portion of our liquidity requirements. Although the majority of deposits are short term, it has been our experience that the majority of our depositors generally roll over their deposits at maturity, thus providing us with a stable source of funding. However, in the event that a substantial number of our depositors do not roll over their deposits or otherwise decide to withdraw their deposited funds, we would need to place increased reliance on alternative sources of funding, some of which may be more expensive than customer deposits, in order to finance our operations. See “Item 3.D. Risk Factors—Other risks relating to our business—Our funding is highly dependent on short-term deposits, which dependence may adversely affect our operations.” In particular, we may increase our utilization of alternative funding sources such as short-term borrowings and cash and cash equivalents (including funds from maturing loans), as well as liquidating our positions in trading and investment securities and using the proceeds to fund parts of our operations, as necessary.

We also obtain funding through borrowings and issuances of debentures to meet our liquidity needs. Borrowings represented 6.4%, 6.6% and 7.0% of our total funding as of December 31, 2017, 2018 and 2019, respectively. Debentures represented 9.8%, 9.6% and 9.7% of our total funding as of December 31, 2017, 2018 and 2019, respectively. For further information on our sources of funding, see “Item 4.B. Business Overview—Assets and Liabilities—Funding.”

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

The Financial Services Commission requires each Korean financial holding company and each Korean bank to maintain specific Won and foreign currency liquidity ratios. These ratios require us to keep our ratio of liquid assets to liquid liabilities above certain minimum levels. For a description of these requirements, see “Item 4.B. Business Overview—Supervision and Regulation—Principal Regulations Applicable to Financial Holding Companies—Liquidity” and “—Principal Regulations Applicable to Banks—Liquidity.” We are currently in compliance with all such requirements. In addition, notwithstanding any global economic and financial disruption resulting from the recent COVID-19 pandemic, we do not expect to experience issues relating to foreign currency liquidity due to the low likelihood of large withdrawals of foreign currency and our access to existing lines of credit in foreign currency.

We are a financial holding company, and substantially all of our operations are in our subsidiaries. Accordingly, we rely on distributions from our subsidiaries, direct borrowings and issuances of debt and equity securities to fund our liquidity obligations at the holding company level. See “Item 3.D. Risk Factors—Risks relating to our financial holding company structure and strategy.”

Contractual Obligations and Off-Balance Sheet Arrangements

The following table sets forth our contractual obligations as of December 31, 2019:

	Payments due by period
	Total		Less than 1 year		1-3 years		3-5 years		More than 5 years
	(in billions of Won)
Contractual obligations
Borrowing obligations(1)	￦	19,791	￦	15,588	￦	2,817	￦	865	￦	521
Debenture obligations(1)		32,818		11,070		13,112		6,099		2,537
Deposits(2)(3)		267,508		259,040		5,933		657		1,878
Lease obligations		435		161		142		91		41
Purchase obligations		87		17		28		28		14
Employee severance plan obligations		2,737		16		163		146		2,412

Total	￦	323,376	￦	285,892	￦	22,195	￦	7,886	￦	7,403

(1)

Includes estimated future interest payments, which have been estimated using contractual interest rates and scheduled contractual maturities of the outstanding borrowings and debentures as of December 31, 2019. In order to calculate future interest payments on debts with floating rates, we used contractual interest rates as of December 31, 2019.

(2)	Comprising certificates of deposit, other time deposits and installment deposits.
(3)	Includes estimated future interest payments, which have been estimated using weighted average interest rates paid in 2019 for each deposit product category and their scheduled contractual maturities.

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

The following table sets forth our off-balance sheet guarantees and commitments as of the dates indicated:

	As of December 31,
	2017		2018		2019
	(in billions of Won)
Confirmed guarantees	￦	6,875	￦	7,108	￦	7,689
Guarantees for loans		157		126		90
Acceptances		321		372		392
Guarantees in acceptances of imported goods		108		158		225
Other confirmed guarantees		6,289		6,453		6,983
Unconfirmed guarantees		4,527		4,297		4,046
Local letter of credit		383		305		193
Letter of credit		3,638		3,323		3,081
Other unconfirmed guarantees		506		670		771
Commercial paper purchase commitments and others		1,458		1,261		884
Loan commitments and others:
Loans		80,760		97,797		103,652
Others		4,546		5,041		5,994

We analyze our off-balance sheet legally binding credit-related commitments for possible losses associated with such commitments. We review the ability of the counterparties of the underlying credit-related commitments to perform their obligations under the commitments and, if we determine that a loss is probable and estimable, we establish allowances for possible losses in a manner similar to allowances that we would establish with respect to a loan granted under the terms of the applicable commitment. These allowances are reflected as provisions in our statement of financial position. As of December 31, 2018, we had established provisions for possible losses of ￦205 billion with respect to our guarantees and loan commitments.

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

If a financial holding company or a bank fails to maintain its capital adequacy ratios, the Korean regulatory authorities may impose penalties on such financial holding company or bank ranging from a warning to suspension or revocation of its license. See “Item 3.D. Risk Factors—Other risks relating to our business—We may be required to raise additional capital if our capital adequacy ratios deteriorate or the applicable capital requirements change in the future, but we may not be able to do so on favorable terms or at all.”

The following table sets forth a summary of our capital and capital adequacy ratios as of December 31, 2017, 2018 and 2019 based on IFRS and applicable regulatory reporting standards:

	As of December 31,
	2017		2018		2019
	(in billions of Won, except percentages)
Tier I capital
Tier I common equity capital
Capital stock	￦	3,381	￦	3,381	￦	3,611
Capital surplus		286		286		626
Retained earnings		15,620		17,125		18,525
Non-controlling interests in consolidated subsidiaries		19		22		20
Others		(3,231)		(3,538)		(3,647)

Additional Tier I capital
Hybrid securities		3,006		3,130		998
Other equity		35		17		2,343

Total Tier I capital	￦	19,116	￦	20,423	￦	22,476

Tier II capital
Allowance for credit losses(1)	￦	78	￦	194	￦	1,209
Subordinated debt		1,870		1,507		—
Others		1,539		2,127		3,431

Total Tier II capital	￦	3,487	￦	3,828	￦	4,640

Total Tier I and Tier II capital	￦	22,603	￦	24,251	￦	27,116

Risk-weighted assets
Credit risk-weighted assets	￦	134,768	￦	142,626	￦	209,803
Market risk-weighted assets		2,317		2,372		5,587
Operational risk-weighted assets		9,677		9,973		12,656

Total	￦	146,762	￦	154,971	￦	228,046

Tier I common equity capital ratio		10.95%		11.15%		8.39%
Total Tier I capital ratio		13.03		13.18		9.86
Tier II capital ratio		2.37		2.47		2.03
Total Tier I and Tier II capital ratio		15.40		15.65		11.89

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

Board of Directors

Our board of directors has the ultimate responsibility for managing our affairs. The board currently comprises two standing directors, one non-standing director and six outside directors. Standing directors are directors who are our full-time executive officers, while non-standing directors and outside directors are directors who are not full-time executive officers. Outside directors represent a cross-section of respected and experienced members of the academic, financial, corporate and other fields in Korea and elsewhere, and must also satisfy certain requirements under Korean law and our articles of incorporation to evidence their independence from us.

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

Pursuant to an agreement we entered into with the KDIC in July 2019, we are required to use our best efforts to cause an employee of the KDIC nominated by it to be appointed as our non-standing director, so long as the KDIC either (x) owns 10% or more of our issued shares with voting rights or (y) owns more than 4% but less than 10% of our total issued shares with voting rights and remains our largest shareholder (other than the National Pension Service of Korea). See “Item 10.C. Material Contracts.”

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

Standing Director

Our standing directors are as follows:

Name	Date of Birth	Position	Director Since	Year Term Ends(1)
Tae-Seung Son	May 16, 1959	President and Chief Executive Officer	December 22, 2017(2)	2023
Won-Duk Lee	January 15, 1962	Director and Deputy President	March 25, 2020	2021

(1)	The date on which the term will end will be the date of the general shareholders’ meeting in the relevant year.
(2)	Prior to January 11, 2019, served as a director of Woori Bank.

Tae-Seung Son is our president and chief executive officer and also served as the president and chief executive officer of Woori Bank from December 2017 to March 2020. Previously, he served as a deputy president of the global business unit of Woori Bank. Mr. Sohn holds a Bachelor of Laws from Sungkyunkwan University, a Master of Laws from Seoul National University and a Master of Business Administration from the Helsinki School of Economics.

Won-Duk Lee serves as deputy president of our strategy planning unit. Previously, he served as executive vice president and managing director of the management and finance planning group of Woori Bank. He holds a Bachelor of Science in Agriculture and a Master of Arts in Economics from Seoul National University.

Such directors are not involved in any significant business activities outside us and our subsidiaries.

Non-Standing Director

Our non-standing director is as follows:

Name	Date of Birth	Position	Director Since	Year Term Ends(1)
Hong-Tae Kim	February 20, 1966	Non-Standing Director	March 25, 2020	2022

(1)	The date on which the term will end will be the date of the general shareholders’ meeting in the relevant year.

Hong-Tae Kim was elected as a non-standing director in March 2020. He currently serves as Head of Creative Management at the KDIC. He holds a Bachelor of Arts in International Economics from Seoul National University.

Outside Directors

We currently have six outside directors. Pursuant to a commitment made by the KDIC in connection with the bidding process for the sale of a combined 29.7% ownership interest in Woori Bank in December 2016 and January 2017, five of the seven winning bidders each nominated one person to become a new outside director, and each such nominee was elected as a new outside director at an extraordinary general meeting of Woori Bank’s shareholders held in December 2016. In December 2018, five persons, each nominated by one of such winning bidders, were elected at an extraordinary general meeting of Woori Bank’s shareholders to serve as our outside directors upon our establishment, and in March 2020, one person nominated by Fubon Life Insurance Co., Ltd., pursuant to a commitment made by Woori Bank in connection with its disposal of 42,103,377 shares of our common stock in September 2019, was elected at the annual general meeting of our shareholders to serve as our outside director. Three of our outside directors concurrently serve as outside directors of Woori Bank. See “Item 4.A. History and Development of the Company—Privatization Plan—Sales of the KDIC’s Ownership Interest” and “Item 4.A. History and Development of the Company—Establishment of Woori Financial Group—Reorganization and Expansion of Woori Financial Group.”

Our outside directors are as follows:

Name	Date of Birth	Position	Director Since		Year Term Ends(1)
Sung-Tae Ro	September 1946	Outside Director	December 30, 2016	(2)	2021
Sang-Yong Park	February 1951	Outside Director	December 30, 2016	(2)	2021
Chan-Hyoung Chung	February 1956	Outside Director	December 28, 2018	(2)	2021
Dennis Chan	November 1962	Outside Director	March 25, 2020		2022
Zhiping Tian	February 1966	Outside Director	December 30, 2016	(2)	2021
Dong-Woo Chang	January 1967	Outside Director	December 30, 2016	(2)	2021

(1)	The date on which the term will end will be the date of the general shareholders’ meeting in the relevant year.
(2)	Prior to January 11, 2019, served as a director of Woori Bank.

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

Chan-Hyoung Chung was elected as an outside director in December 2018 and is currently an outside director of Woori Bank. He holds a Bachelor of Arts in Business Administration and a Master of Business Administration from Korea University.

Dennis Chan was elected as an outside director in March 2020. He previously served as vice chairman of Fubon Bank. He holds a Bachelor of Arts in Business Administration from Taipei National University and a Master of Business Administration from Georgetown University.

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

Executive Officers

In addition to the standing directors who are also our executive officers, we currently have the following 13 executive officers.

Name	Date of Birth	Position
Kyong-Hoon Park	December 19, 1962	Deputy President
Dong-Su Choi	September 25, 1962	Deputy President
Jeong-Ki Kim	May 15, 1962	Deputy President
Myung-Hyuk Shin	November 29, 1961	Deputy President
Jin-Ho Noh	February 2, 1964	Deputy President
Seok-Tae Lee	July 13, 1964	Senior Managing Director
Kyu-Mok Hwang	February 12, 1963	Senior Managing Director
Seok-Young Chung	December 21, 1964	Senior Managing Director
Jongil Park	September 28, 1964	Managing Director
Sung-Wook Lee	November 13, 1965	Managing Director
Gyu-Soon Hwang	September 20, 1964	Managing Director
Shin-Kook Kang	May 3, 1964	Managing Director
Byoung-Kwon Woo	November 28, 1964	Managing Director and Compliance Officer

Kyong-Hoon Park serves as a deputy president of the finance planning unit as well as a non-standing director of Woori Finance Research Institute and Woori Asset Trust. Previously, he served as a deputy president of the management and finance planning unit and a senior general manager of the future strategy division of Woori Bank. He holds a Bachelor of Arts in International Economics from Seoul National University.

Dong-Su Choi serves as a deputy president of the consumer protection and management support unit as well as an auditor of Woori Finance Research Institute and Woori Credit Information. Previously, he served as a deputy president of the management support unit and a managing director of the future strategy division of Woori Bank. He holds a Bachelor of Arts in Economics from Chung-Ang University and a Master of Business Administration from Korea University.

Jeong-Ki Kim serves as a deputy president of the business management unit. Previously, he served as an executive vice president of the business support unit and the human resources group of Woori Bank. He holds a Bachelor of Arts in Agricultural Economics from Chungbuk National University.

Myung-Hyuk Shin serves as a deputy president of the wealth management business division as well as an executive vice president of Woori Bank. Previously, he served as a deputy executive vice president of the wealth management group of Woori Bank. He holds a Bachelor of Arts in Chinese from Hankuk University of Foreign Studies.

Jin-Ho Noh serves as a deputy president of the IT and digital unit as well as a non-standing director of Woori FIS and a deputy president of Woori Card. Previously, he served as a senior managing director of the ICT planning division and representative director of Hancom Inc. He holds a Bachelor of Arts in Business Administration from Korea University and a Master of Arts in Management Science from Lancaster University.

Seok-Tae Lee serves as a senior managing director of the new business division as well as a non-standing director of Woori Asset Management. Previously, he served as a managing director of the strategy planning division and a senior general manager of the future strategy department of Bank. He holds a Bachelor of Arts in Business Administration from Chung-Ang University.

Kyu-Mok Hwang serves as a senior managing director of the public relation and brand unit as well as a deputy executive vice president of Woori Bank. Previously, he served as a managing director and the compliance officer and a senior general manager of the future strategy division of Woori Bank. He holds a Bachelor of Arts in Public Administration from Inha University and a Master of Arts in Public Administration from Yonsei University.

Seok-Young Chung serves as a senior managing director of the risk management unit. Previously, he served as a managing director of the risk management unit and a senior general manager of the future strategy division of Woori Bank. He holds a Bachelor of Arts in Business Administration and a Master of Arts in Economics from Yonsei University.

Jong-Il Park serves as a managing director of the strategy planning division as well as a non-standing director of Woori Finance Research Institute. Previously, he served as a senior general manager of the strategy and planning department of Woori Bank and a senior general manager of the retail banking products and marketing department of Woori Bank. He holds a Bachelor of Laws from Hankuk University of Foreign Studies.

Sung-Wook Lee serves as a managing director of the finance planning division and a non-standing director of Woori Private Equity Asset Management. Previously, he served as a senior general manager of the finance and management department and a senior general manager of the future strategy division of Woori Bank. He holds a Bachelor of Arts in Business Administration from Yonsei University.

Gyu-Soon Hwang serves as a managing director of the global business unit as well as a managing director of Woori Bank. Previously, he served as a senior general manager of Gangnam regional banking headquarters II of Woori Bank. He holds a Bachelor of Arts in English from Hongik University.

Shin-Kook Kang serves as a managing director of the corporate and investment banking business division as well as a managing director of Woori Bank and a deputy president of Woori Investment Bank. Previously, he served as a senior general manager of the Jongno corporate banking headquarters of Woori Bank. He holds a Bachelor of Arts in Business Administration and a Masters of Arts in International Business from Korea University.

Byoung-Kwon Woo serves as a managing director and the compliance officer. Previously, he served as a senior general manager of the business support department and a senior general manager of the future strategy division of Woori Bank. He holds a Bachelor of Arts in English Language and Literature from Sungkyunkwan University.

None of the executive officers is involved in any significant business activities outside us and our subsidiaries.

Item 6.B.	Compensation

The aggregate remuneration and benefits-in-kind we paid in 2019 to our directors and our other executive officers, including the compliance officer and managing directors, was ￦2,451 million, which includes ￦223 million in provisions for allowances for severance and retirement benefits for such directors and officers. We do not have service contracts with any of these directors or officers that provide for benefits if employment with us is terminated.

The compensation of our director who received total annual compensation exceeding ￦500 million in 2019 was as follows:

Name	Position	Total Compensation in 2019 (in millions of Won)
Tae-Seung Son	President and Chief Executive Officer	￦	762	(1)

(1)

Such compensation does not include a maximum 35,842 shares of our common stock that may be granted in connection with long-term performance from 2019 to 2022. The final number of shares granted will be determined at the time of payment based on the market price of our common stock and other factors.

Item 6.C.	Board Practices

See “Item 6.A. Directors and Senior Management—Board of Directors” and “Item 6.B. Compensation” for information concerning the terms of office and contractual employment arrangements with our directors and executive officers.

Committees of the Board of Directors

We currently have six committees that serve under the board:

•	the Audit Committee;

•	the Board Risk Management Committee;

•	the Compensation Committee;

•	the Committee for Recommending Executive Officer Candidates;

•	the Committee for Recommending Subsidiary Representative Director Candidates; and

•	the Committee for Internal Control Management.

The board appoints each member of these committees except for members of the Audit Committee, who are elected by our shareholders at the annual general meeting.

Audit Committee

This committee consists of three outside directors: Sung-Tae Ro, Chan-Hyoung Chung and Dong-Woo Chang. The chairman is Chan-Hyoung Chung. It reviews all audit and compliance-related matters and makes recommendations to our board. The Audit Committee, whose members must meet certain qualifications as experts under the committee charter, is also responsible for the following:

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

Board Risk Management Committee

This committee consists of one standing director, one non-standing director and three outside directors: Won-Duk Lee, Hong-Tae Kim, Sang-Yong Park, Dennis Chan and Zhiping Tian. The chairman is Sang-Yong Park. It oversees and makes determinations on all significant issues relating to our risk management system. It implements policies regarding, monitors and has ultimate responsibility for managing credit, market and liquidity risk and asset for liability management. The major roles of the Board Risk Management Committee include:

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

Compensation Committee

This committee consists of one non-standing director and all six of our outside directors: Hong-Tae Kim, Sung-Tae Ro, Sang-Yong Park, Chan-Hyoung Chung, Dennis Chan, Zhiping Tian and Dong-Woo Chang. The chairman is Chan-Hyoung Chung. It is responsible for all matters relating to the following:

•	evaluating management’s performance in developing our business;

•	setting goals and targets with respect to executive performance; and

•	fixing executive compensation, including incentives and bonuses.

This committee holds regular meetings every quarter.

Committee for Recommending Executive Officer Candidates

This committee consists of all six of our outside directors: Dong-Woo Chang, Sung-Tae Ro, Sang-Yong Park, Chan-Hyoung Chung, Dennis Chan and Zhiping Tian. The chairman is Dong-Woo Chang. The committee oversees the selection of candidates for the president and chief executive officer, outside directors and Audit Committee members, among others. This committee holds meetings when such persons need to be appointed.

Committee for Recommending Subsidiary Representative Director Candidates

This committee consists of one standing director and all six of our outside directors: Tae-Seung Son , Sung-Tae Ro, Sang-Yong Park, Chan-Hyoung Chung, Dennis Chan, Zhiping Tian and Dong-Woo Chang. The chairman is Tae-Seung Son. The committee oversees the selection of candidates for the representative directors of our subsidiaries. This committee holds meetings when such persons need to be appointed.

Committee for Internal Control Management

This committee consists of one standing director, one non-standing director and one outside director: Tae-Seung Son, Hong-Tae Kim and Sang-Yong Park. The chairman is Sang-Yong Park. The committee oversees the operation of the internal control management systems of us and our subsidiaries through the inspection and review thereof. Through such process, the committee continues to develop new standards for effective control. This committee holds regular meetings every six months.

Item 6.D.	Employees

As of December 31, 2019, we had a total of 100 full-time employees at our financial holding company, excluding 30 employees that hold concurrent positions at our subsidiaries. The following table sets forth information regarding our employees, on a non-consolidated basis and including employees holding concurrent positions at our subsidiaries, as of the dates indicated:

		As of December 31,
		2017(1)	2018(1)	2019
Woori Financial Group	Full-time employees	—	—	130
	Contractual employees	—	—	36
Woori Bank	Full-time employees	13,637	14,011	13,911
	Contractual employees	719	1,178	1,452

(1)	Excludes part-time employees.

At the holding company level, our employees do not currently have a labor union and none of such employees are members of an outside labor union. Woori Bank has a labor union, and approximately 66.6% of its employees as of December 31, 2019 were members of the Korea Financial Industry Union. Neither we nor Woori Bank has experienced any significant labor disputes in recent years, although we have made certain concessions to our labor unions. See “Item 3.D. Risk Factors—Other risks relating to our business—Labor union unrest may disrupt our operations and hinder our ability to continue to reorganize our operations.” We have placed a high priority on our relationship with our employees and on maintaining an atmosphere of trust and cooperation between our labor and management.

At the holding company level, our employees’ compensation comprises an individual base salary and bonus, which are determined based on the work productivity and performance of each employee and the relevant business unit. We believe that the salaries we pay to our employees and management are similar to those of other large financial companies in Korea. We evaluate employees twice a year (usually in March and September), based on our business performance and evaluations provided by co-workers and superiors. With respect to our compensation program, we do not provide housing leases or loans to our employees.

At Woori Bank, employee compensation is generally based on a combination of the agreed-upon base salary and bonuses. In addition, Woori Bank operates a “salary peak” system, under which an employee’s salary reaches a certain peak and then is gradually reduced as the employee reaches retirement age. Woori Bank’s bonus system is generally based on individual performance and business unit performance. We believe that Woori Bank’s compensation package is similar to that of institutions in the same industry. Woori Bank also provides a wide range of benefits to its employees, including medical insurance, employment insurance, workers compensation, accident insurance, financial aid for children’s tuition and retirement pension plans.

We have an employee stock ownership association, which purchases our shares at the request of our employees using their own funds and financial support by us depending on the amount of purchase by employee.

The association is entitled to certain pre-emptive rights. See “Item 10B. Memorandum and Articles of Association—Pre-emptive Rights and Issuances of Additional Shares.”

In accordance with the National Pension Act, we contribute an amount equal to 4.5% of employee wages, and each employee contributes 4.5% of his or her wages, into each employee’s personal pension account. In addition, in accordance with the Guarantee of Worker’s Retirement Benefits Act, we have adopted a retirement pension plan for our employees. Contributions under the retirement pension plan are deposited annually into a financial institution, and an employee may elect to receive a monthly pension or a lump-sum amount upon retirement. Our retirement pension plans are provided in the form of a defined benefit plan and a defined contribution plan. The defined benefit plan guarantees a certain payout at retirement, according to a fixed formula based on the employee’s average wages and the number of years for which the employee has been a plan member. The defined contribution plan, in which the employer’s contribution is determined in advance based on one-twelfth of an employee’s total annual pay, is managed directly by the employees. Under Korean law, we may not terminate the employment of full-time employees except under certain limited circumstances.

Item 6.E.	Share Ownership

Common Stock

As of April 23, 2020, the persons who are currently our directors or executive officers, in the aggregate, held 190,613 shares of our common stock. None of these persons individually held more than 1% of our outstanding common stock as of such date. The following table presents information regarding our directors and executive officers who beneficially owned our shares as of April 23, 2020.

Name of Executive Officer or Director	Number of Shares of Common Stock
Tae-Seung Son	55,296
Won-Duk Lee	18,500
Sung-Tae Ro	5,000
Sang-Yong Park	1,000
Chan-Hyoung Chung	10,532
Kyong-Hoon Park	16,000
Dong-Su Choi	15,738
Jeong-Ki Kim	2,000
Myung-Hyuk Shin	3,000
Jin-Ho Noh	3,000
Seok-Tae Lee	14,857
Kyu-Mok Hwang	13,239
Seok-Young Chung	18,951
Jongil Park	2,000
Sung-Wook Lee	5,000
Gyu-Soon Hwang	2,000
Shin-Kook Kang	2,000
Byoung-Kwon Woo	2,500

Total	190,613

Stock Options

As of the date of this annual report, we do not have any stock options outstanding.

Item 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Item 7.A.	Major Shareholders

The following table presents information regarding the beneficial ownership of our common stock at April 23, 2020 (unless otherwise indicated) by each person or entity known to us to own beneficially more than 5% of the outstanding shares of our common stock.

Except as otherwise indicated, each shareholder identified by name has:

•	sole voting and investment power with respect to its shares; and

•	record and beneficial ownership with respect to its shares.

Beneficial Owner	Number of Shares of Common Stock	Percentage of Total Shares of Common Stock(2)	Percentage of Total Shares on a Fully Diluted Basis(2)
KDIC	124,604,797	17.25	17.25
National Pension Service	62,341,705	8.63	8.63
Nobis1, Inc.(1)	40,560,000	5.62	5.62

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

(2)

As a result of Woori Bank’s disposal of the 42,103,377 shares of our common stock it acquired in connection with the “comprehensive stock exchange,” pursuant to which Woori Card became our direct and wholly-owned subsidiary, the number of our outstanding shares of common stock increased from 680,164,306 to 722,267,683. See “Item 4.A. History and Development of the Company—Establishment of Woori Financial Group—Reorganization and Expansion of Woori Financial Group.”

Pursuant to the Korean government’s privatization plan, in December 2014, the KDIC sold 40,143,022 shares of Woori Bank’s common stock (representing 5.9% of its outstanding common stock) in a private sale in Korea. In addition, in December 2016 and January 2017, the KDIC sold an aggregate of 200,685,395 shares of Woori Bank’s common stock (representing 29.7% of its outstanding common stock) in stakes ranging from 3.7% to 6.0% to seven financial companies through a bidding process. Pursuant to a commitment made by the KDIC in connection with such bidding process, five persons, each nominated by one of the winning bidders were elcted as new outside directors at an extraordinary general meeting of Woori Bank’s shareholders held in December 2016. In December 2018, five persons, each nominated by one of such winning bidders, were elected at an extraordinary general meeting of Woori Bank’s shareholders to serve as our outside directors upon our establishment, and in March 2020, one person nominated by Fubon Life Insurance Co., Ltd., pursuant to a commitment made by Woori Bank in connection with its disposal of 42,103,377 shares of our common stock in September 2019, was elected at the annual general meeting of our shareholders to serve as our outside director. See “Item 6.A. Directors and Senior Management—Board of Directors—Outside Directors.” In 2017, pursuant to a series of transactions related to call options previously granted in connection with the KDIC’s sale of Woori Bank’s common stock in December 2014, the KDIC sold an aggregate of 19,852,364 shares of Woori Bank’s common stock (representing 2.94% of its outstanding common stock). As a result of such transactions, the KDIC’s ownership interest in Woori Bank was reduced to 18.43%. In connection with our establishment in January 2019 as a new financial holding company pursuant to a “comprehensive stock transfer” under Korean law, the KDIC received our common stock in exchange for the common stock of Woori Bank it owned and currently owns 17.25% of our outstanding common stock. We expect that the KDIC will sell all of such common stock in multiple transactions by 2022 in accordance with its plan that was approved by the Financial Services Commission in June 2019.

As of April 23, 2020, our chief executive officer owned 55,296 shares of our common stock. Our executive officers (excluding our chief executive officer) collectively owned 118,785 shares of our common stock. Our outside directors collectively owned 16,532 shares of our common stock.

Other than as set forth above, no other person or entity known by us to be acting in concert, directly or indirectly, jointly or separately, owned 5.0% or more of the outstanding shares of our common stock or exercised control or could exercise control over us as of April 23, 2020. None of our major shareholders has different voting rights from our other shareholders. However, pursuant to an agreement we entered into with the KDIC in July 2019, the KDIC has the right to require us to use our best efforts to cause an employee of the KDIC nominated by it to be appointed as our non-standing director, so long as the KDIC either (x) owns 10% or more of our total issued shares with voting rights or (y) owns more than 4% but less than 10% of our total issued shares with voting rights and remains our largest shareholder (other than the National Pension Service of Korea). See “Item 10.C. Material Contracts.”

As of the close of our shareholders’ register on December 31, 2019, approximately 69.5% of its issued shares were held in Korea by approximately 44,992 shareholders.

Item 7.B.	Related Party Transactions

We regularly engage in transactions with entities affiliated with the government, which currently owns 17.25% of our shares through the KDIC. Generally, these transactions include the extension of loans, the purchase of debt securities and other ordinary course activities relating to our banking business. In addition, as of December 31, 2019, we owned ￦20 billion of debentures issued by the KDIC, representing 0.04% of our investment securities. For a description of such transactions, see “Item 4.B. Business Overview—Assets and Liabilities.”

As of December 31, 2019, we also had loans outstanding to our executive officers and directors in the aggregate amount of ￦2,414 million.

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

See “Item 18. Financial Statements” and pages F-1 through F-175.

Legal Proceedings and Regulatory Actions

As a financial institution with diverse operations, we are subject to legal proceedings and regulatory actions in the ordinary course of our business.

Woori Bank

In August 2019, the Financial Supervisory Service commenced an investigation into past sales by Woori Bank and other banks in Korea of derivative-linked fund and securities products tied to yields on treasury bonds of Germany, the United Kingdom and the United States, which may have resulted in significant losses to certain customers who purchased such products. In December 2019, the dispute settlement committee of the Financial Supervisory Service recommended (i) the reimbursement of 40 to 80% of the related losses to certain customers by the banks involved in the sale of such products, including Woori Bank, and (ii) individual settlements with other customers who were not subject to the 40 to 80% reimbursement recommendation. Accordingly, as of March 31, 2020, Woori Bank reimbursed 601 out of the 661 customers with relevant losses in 2019. In March 2020, the Financial Services Commission imposed on Woori Bank a fine of ￦19.7 billion and a six-month ban on sales of new private equity funds and confirmed the Financial Supervisory Service’s decision to impose a reprimand on our chief executive officer. Immediately following such decision, our chief executive officer, in his individual capacity, filed a request to nullify the reprimand as well as an injunction request to suspend the decision against him in the Seoul Administrative Court. On March 20, 2020, the injunction request was granted, and on March 26, 2020, such decision was appealed by the Financial Supervisory Service to the Seoul High Court, where the case is currently pending. There can be no assurance that such decisions by the Financial Services Commission and the Financial Supervisory Services (as well as any similar investigations by other government authorities, and private claims by customers, to which we may become subject) will not adversely affect our results of operations, cash flows and reputation. As of December 31, 2019, we recognized provisions with respect to such claims as part of our other provisions, which consist of provisions for litigation, loss compensation and others and totaled ￦172 billion. See Note 23-(5)-2) of the notes to our consolidated financial statements included elsewhere in this annual report.

In February 2020, the Seoul Southern District Prosecutors’ Office commenced an investigation into the management of trade finance funds by Lime Asset Management Co. which may have resulted in significant losses to certain customers who purchased such products from banks and securities companies in Korea, including Woori Bank. Such trade finance funds of Lime Asset Management Co. had investments in certain funds managed by International Investment Group, which had its license revoked by the Securities and Exchange Commission in November 2018 for concealing losses and selling fraudulent loan assets, triggering suspension of the redemption of such trade finance funds. An investigation into the sellers of such trade finance funds, including Woori Bank, is expected to take place during the second quarter of 2020. While we intend to fully cooperate with any relevant investigations by government authorities, it is not possible to predict the final outcome of such investigations at this time. There can be no assurance that such investigations (as well as any private claims by customers, to which we may become subject) will not result in an unfavorable outcome, including the imposition of monetary damages, fines and other penalties against us, which, if significant, may adversely affect our results of operations, cash flows and reputation. As of December 31, 2019, we had not recognized any provisions with respect to such investigation, which had not occurred at such time.

In October 2019, the Financial Supervisory Service issued an institutional warning on Woori Bank for its failure to file with the Korea Financial Intelligence Unit (i) currency transaction reports for transactions in excess of ￦20 million conducted from December 18, 2017 to February 10, 2018 and May 8, 2018 to June 5, 2018 within the 30-day deadline, which resulted from errors relating to our computer systems that failed to reveal the relevant transactions, and (ii) financial transaction reports relating to counterparties that are reasonably suspected to be engaged in money laundering or terrorism immediately for transactions conducted from January 2, 2017 to January 23, 2019. Woori Bank subsequently filed the relevant reports voluntarily.

In November 2017, the Seoul Northern District Prosecutors’ Office commenced an investigation into alleged business interference in Woori Bank’s hiring practices for new employees. According to the allegations made by the Seoul Northern District Prosecutors’ Office, certain of Woori Bank’s executive officers and other employees interfered with Woori Bank’s business by unfairly giving favorable treatment to 37 individuals in connection with their hiring from 2015 to 2017. While there have been no formal charges or indictments against Woori Bank, six of its then-current and former employees were indicted in February 2018 in connection with such allegations. The final non-appealable judgment of the Supreme Court of Korea sentenced one employee to imprisonment for eight months, imposed fines on four employees and acquitted one employee in February 2020.

In March 2018, AJ Energy filed a lawsuit against Woori Bank and Woori America Bank in the Supreme Court of the State of New York, which was removed to the United States District Court in the Southern District of New York, seeking to recover an alleged transfer to Woori Bank from its foreign investors through an intermediary bank in the amount of EUR 8 billion. In June 2018, AJ Energy withdrew the lawsuit against Woori America Bank, and in September 2019, the district court granted Woori Bank’s motion to dismiss with prejudice in its entirety and ordered AJ Energy and its counsel to pay Woori Bank’s attorney’s fees and costs associated with filing the motion. In October 2019, AJ Energy filed an appeal against the district court’s order to the United States Court of Appeals for the Second Circuit. Woori Bank believes that the lawsuit is without merit and plans to continue to respond proactively. AJ Energy’s fraud in the case is also under investigation by the United States Attorney’s Office for the Central District of California. As of December 31, 2019, we had not recognized any provisions with respect to such lawsuit as our management concluded that the payment of the obligation is not probable.

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

The table below sets forth the dividend per share of common stock and the total amount of dividends declared by us in respect of the years ended December 31, 2017, 2018 and 2019. Except as otherwise noted, the dividends set forth below with respect to each year were declared, paid and recorded in the following year.

Fiscal year	Dividends Per Share of Common Stock	Total Amount Of Cash Dividends Paid
	(in Won)	(in millions of Won)
2017(1)	600	403,963
2018	650	437,626
2019	700	505,587

(1)	Includes interim dividends of ￦100 per share of common stock declared and paid in August 2017.

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

Principal Markets

The principal trading market for our common stock is the KRX KOSPI Market. Our common stock has been listed on the KRX KOSPI Market under the identifying code 316140 since February 13, 2019, and the ADSs have been listed on the New York Stock Exchange under the symbol “WF” since January 11, 2019. The ADSs are identified by the CUSIP number 981064108.

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

As of the date of this annual report, we have 722,267,681 shares of common stock outstanding.

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

As of the date of this annual report, 722,267,683 shares of common stock were issued and 722,267,681 shares of common stock were outstanding. Pursuant to our articles of incorporation, which became effective upon our establishment on January 11, 2019, we are authorized to issue various types of “class shares,” which include shares of voting and non-voting preferred stock, convertible stock, redeemable preferred stock and hybrid securities comprising one or more elements of the foregoing types of shares. There are no class shares currently outstanding. All of the issued and outstanding shares are fully paid and non-assessable and are in registered form. As of the date of this annual report, our authorized but unissued share capital was 3,277,732,317 shares. We may issue the unissued shares without further shareholder approval, but these issuances are subject to a board resolution as provided in the articles of incorporation. See “—Pre-emptive Rights and Issuances of Additional Shares” and “—Dividends and Other Distributions—Distribution of Free Shares.” For a discussion of the history of our share capital, see Note 28 of the notes to our consolidated financial statements and “Item 4.A. History and Development of the Company—History—Establishment of Woori Finance Holdings,” “—Merger of Woori Bank and Woori Finance Holdings” and “—Establishment of Woori Financial Group.”

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

Our articles of incorporation reflect the adoption of the electronic securities system pursuant to the Act on Electronic Registration of Stocks, Bonds, Etc. Accordingly, in lieu of issuing share certificates, we electronically register the rights to be indicated on our share certificates on the electronic registry of the electronic registration agency.

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

Under the Financial Investment Services and Capital Markets Act, each member of our employee stock ownership association, whether or not they are shareholders, has a preemptive right, subject to certain exceptions, to subscribe for up to 20% of any shares we publicly offer. This right is exercisable only so long as the total number of shares so acquired and held by the member does not exceed 20% of the total number of shares then outstanding. As of December 31, 2019, our employees owned 6.53% of our common stock through the employee stock ownership association.

In addition, our articles of incorporation permit us to issue convertible bonds or bonds with warrants, each up to an aggregate principal amount of ￦1 trillion, to persons other than existing shareholders. Under the Korean Commercial Code, we are permitted to distribute convertible bonds or bonds with warrants to persons other than existing shareholders only when we deem that this distribution is necessary for managerial purposes, such as obtaining new technology or improving our financial condition. In the event we issue new shares, the foregoing provision would be applicable notwithstanding any provision in the articles of incorporation allowing issuance of new shares to persons other than existing shareholders. In addition, pursuant to our articles of incorporation and the Act on Electronic Registration of Stocks, Bonds, Etc., in lieu of issuing certificates for bonds, share-related bonds (e.g., convertible bonds and bonds with warrants) and contingent capital securities, we electronically register rights to be indicated on such certificates on the electronic registry of the electronic registration agency. As of the date of this annual report, we have no convertible bonds or bonds with warrants outstanding.

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

General Meetings of Shareholders

There are two types of general meetings of shareholders: (1) annual general meetings and (2) extraordinary general meetings. We are required to convene our annual general meeting within three months after the end of each fiscal year. Subject to a board resolution or court approval, an extraordinary general meeting of shareholders may be held when necessary or at the request of the holders of an aggregate of 3% or more of our outstanding shares, or the holders of an aggregate of 0.75% or more of our outstanding stock with voting rights, who have held those shares for at least six months, under the Act on the Corporate Governance of Financial Companies and its sub-regulations.

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

In July 2019, in connection with the KDIC’s ownership of shares of our common stock, we entered into an agreement with the KDIC, which we refer to as the KDIC Agreement. Pursuant to the KDIC Agreement, we are required to use our best efforts to cause an employee of the KDIC nominated by it to be appointed as a non-standing director of each of us and Woori Bank, so long as the KDIC either (x) owns 10% or more of our total issued shares with voting rights or (y) owns more than 4% but less than 10% of our total issued shares with voting rights and remains our largest shareholder (other than the National Pension Service of Korea). In addition, pursuant to the KDIC Agreement, we are required to use our best efforts to cause such non-standing director nominated by the KDIC to be appointed as a member of the Compensation Committee under each of the board of directors of us and Woori Bank, so long as the KDIC owns 10% or more of our total issued shares with voting rights. Furthermore, so long as the KDIC owns 4% or more of our total issued shares with voting rights, the KDIC Agreement requires us to provide certain information in advance to the KDIC, including the agenda and minutes for meetings of our board of directors, information regarding our retained earnings available for distribution of dividends, and information regarding matters that could have a material effect on the KDIC’s remaining share ownership interest in us, such as capital increases or decreases, changes in our corporate governance, changes in the lines of business of our subsidiaries and material dispositions or acquisitions of assets. The KDIC Agreement provides that it will automatically terminate if the KDIC ceases to own 4% or more of our total issued shares with voting rights.

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

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual with respect to our common shares or ADSs will be subject to taxation at reduced rates if the dividends are “qualified dividends.” Dividends paid on the common shares or ADSs will be treated as qualified dividends if (i) the common shares or ADSs are readily tradable on an established securities market in the United States or we are eligible for the benefits of a comprehensive tax treaty with the United States that the U.S. Treasury determines is satisfactory for purposes of this provision and that includes an exchange of information program; and (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company as defined for U.S. federal income tax purposes, which we refer to as a PFIC. The ADSs are listed on the New York Stock Exchange, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. In addition, the U.S. Treasury has determined that the Korea-United States income tax treaty meets the requirements for reduced rates of taxation, and we believe we are eligible for the benefits of that treaty. Based on our audited financial statements, we believe that we were not a PFIC in our 2018 and 2019 taxable years. In addition, based on our current expectations regarding our income, assets and activities, we do not anticipate becoming a PFIC for our 2020 taxable year. Therefore, we believe that dividends received by U.S. holders with respect to either common shares or ADSs will be “qualified dividends.” Holders should consult their own tax advisers regarding the availability of the reduced dividend tax rate in light of their own particular circumstances.

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

If a U.S. holder sells or otherwise disposes of our common shares or ADSs in exchange for currency other than U.S. dollars, the amount realized generally will be the U.S. dollar value of the currency received at the spot rate on the date of sale or other disposition (or, if the shares are traded on an established securities market at such time, in the case of cash basis and electing accrual basis U.S. holders, the settlement date). An accrual basis U.S. holder that does not elect to determine the amount realized using the spot exchange rate on the settlement date will recognize foreign currency gain or loss equal to the difference between the U.S. dollar value of the amount received based on the spot exchange rates in effect on the date of the sale or other disposition and the settlement date. If an accrual basis U.S. holder makes the election described in the first sentence of this paragraph, it must be applied consistently from year to year and cannot be revoked without the consent of the Internal Revenue Service , or the IRS. A U.S. holder should consult its own tax advisors regarding the treatment of any foreign currency gain or loss realized with respect to any currency received in a sale or other disposition of the common shares or ADSs.

Foreign Tax Credit Considerations

You should consult your own tax advisers to determine whether you are subject to any special rules that limit your ability to make effective use of foreign tax credits. If no such rules apply, you may claim a credit against your U.S. federal income tax liability for Korean taxes withheld from dividends on the common shares or ADSs at the rate provided for under the income tax treaty between the United States and Korea, so long as you have owned the common shares or ADSs (and not entered into specified kinds of hedging transactions) for at least a 16-day period that includes the ex-dividend date. Instead of claiming a credit, you may, if you so elect, deduct such Korean taxes in computing your taxable income, subject to generally applicable limitations under U.S. tax law. Korean taxes withheld from a distribution of additional shares that is not subject to U.S. tax may be treated for U.S. federal income tax purposes as imposed on “foreign branch” category income. Such treatment could affect your ability to utilize any available foreign tax credit in respect of such taxes.

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

Specified Foreign Financial Assets

Certain U.S. holders that own “specified foreign financial assets” with an aggregate value in excess of US$50,000 on the last day of the taxable year or US$75,000 at any time during the taxable year are generally required to file an information statement along with their tax returns, currently on IRS Form 8938, with respect to such assets. “Specified foreign financial assets” include any financial accounts held at a non-U.S. financial institution, as well as securities issued by a non-U.S. issuer (which would include the common shares and ADSs) that are not held in accounts maintained by financial institutions. Higher reporting thresholds apply to certain individuals living abroad and to certain married individuals. Regulations extend this reporting requirement to certain entities that are treated as formed or availed of to hold direct or indirect interests in specified foreign financial assets based on certain objective criteria. U.S. holders who fail to report the required information could be subject to substantial penalties. In addition, the statute of limitations for assessment of tax would be suspended, in whole or part. Prospective investors should consult their own tax advisors concerning the application of these rules to their investment in the common shares or ADSs, including the application of the rules to their particular circumstances.

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

You should inquire for yourself whether you are entitled to the benefit of a tax treaty between Korea and the country where you are a resident. It is the responsibility of the party claiming the benefits of an income tax treaty in respect of dividend payments or capital gains to submit to us, the purchaser or the financial investment company, as applicable, a certificate as to his tax residence. In the absence of sufficient proof, we, the purchaser or the financial investment company, as applicable, must withhold tax at the normal rates. Furthermore, in order for you to claim the benefit of a tax rate reduction or tax exemption on certain Korean source income (such as dividends or capital gains) under an applicable tax treaty, Korean tax law requires you (or your agent) to submit an application (for a reduced withholding tax rate, the “application for entitlement to a reduced tax rate,” and in the case of exemptions from withholding tax, the “application for tax exemption” along with a certificate of your tax residency issued by a competent authority of your country of tax residence, subject to certain exceptions) as the beneficial owner of such Korean source income, or a BO application. For example, a U.S. resident would be required to provide a Form 6166 as a certificate of tax residency together with the application for entitlement to reduced tax rate or the application for tax exemption. Such application should be submitted to the withholding agent prior to the payment date of the relevant income. Subject to certain exceptions, where the relevant income is paid to an overseas investment vehicle (which is not the beneficial owner of such income), or an OIV, a beneficial owner claiming the benefit of an applicable tax treaty with respect to such income must submit its BO application to such OIV, which must submit an OIV report and a schedule of beneficial owners (as well as the BO applications collected from each beneficial owner, if such beneficial owner is applying for a tax exemption) to the withholding agent prior to the payment date of such income. Effective January 1, 2020, an OIV that was not established for the purpose of unjustifiably reducing income tax liabilities in Korea and bears tax liabilities in the country of its residence is deemed to be a beneficial owner of Korean source income for income tax purposes. The benefits under a tax treaty between Korea and the country of such OIV’s residence will apply with respect to the relevant income paid to such OIV, subject to certain application requirements as prescribed by the Corporate Income Tax or Individual Income Tax Law. In the case of a tax exemption application, the withholding agent is required to submit such application (together with the applicable OIV report in the case of income paid to an OIV) to the relevant district tax office by the ninth day of the month following the date of the payment of such income.

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

Securities Transaction Tax

If you transfer our common shares on the Korea Exchange, you will be subject to securities transaction tax at the rate of 0.1% and an agriculture and fishery special surtax at the rate of 0.15% of the sale price of the common shares. If your transfer of the common shares is not made on the Korea Exchange, subject to certain exceptions, you will be subject to securities transaction tax at the rate of 0.45% and will not be subject to an agriculture and fishery special surtax.

Under the Securities Transaction Tax Law, depositary receipts (such as American depositary receipts) constitute share certificates subject to the securities transaction tax. However, the transfer of depositary receipts listed on the New York Stock Exchange, the Nasdaq Global Market, or other qualified foreign exchanges is exempt from the securities transaction tax.

In principle, the securities transaction tax, if applicable, must be paid by the transferor of the common shares or ADSs. When the transfer is effected through a securities settlement company in Korea, such settlement company is generally required to withhold and pay the tax to the tax authorities. When such transfer is made through a financial investment company only, such financial investment company is required to withhold and pay the tax. Where the transfer is effected by a non-resident without a permanent establishment in Korea, other than through a securities settlement company or a financial investment company, the transferee is required to withhold the securities transaction tax.

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

We allocate our total risk capital in accordance with the guidelines set by our Board Risk Management Committee. As described in more detail below, the committee allocates risk capital and approves the risk limit requests of our subsidiaries. Through our standardized risk management system, we allocate our risk capital:

•	with respect to our credit risk on the basis of a standardized approach as well as other portfolio credit models;

•	with respect to our market risk for trading activities based on a standardized method and the VaR method and stress testing for Woori Bank; and

•

with respect to our interest rate risk based on a historical simulation method, which simulates the current portfolio’s net present value at a 99.9% confidence level for a one-year holding period for Woori Bank and a standardized method for our other subsidiaries, in accordance with the Basel Framework.

We allocate our risk capital with respect to operational risk through an advanced measurement approach for Woori Bank and a standardized approach for our other subsidiaries, in accordance with Basel II.

Our risk capital allocation by entity as a percentage of available capital, on a non-consolidated basis, with respect to 2020 is as follows:

	Available capital(1)	Risk capital	Risk appetite	Credit	Market	Operational	Interest rate
	(in billions of Won, except percentages)
Woori Financial Group	22,483	16,064	71.4%	13,467	1,316	1,121	1,351
Woori Bank	20,994	14,588	69.5%	12,229	1,298	992	1,136
Woori Card	1,679	1,091	65.0%	895	0	100	193
Woori Investment Bank	348	313	89.9%	287	12	12	15
Woori Private Equity	34	22	64.3%	21	0	2	0
Woori Asset Management	105	26	25.1%	18	4	4	4
Woori Global Asset Management	27	6	22.1%	2	2	2	1
Woori Asset Trust	96	22	22.8%	15	0	9	2

(1)	Estimates based on Tier I capital.

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

The Board Risk Management Committee is composed of one standing director, one non-standing director and three outside directors. It operates independently from all business groups and individual board members, and reports directly to our board of directors. We require the chairperson of the Board Risk Management Committee to be chosen from among the outside directors in order to enhance the independence and experience level of such chairperson. Our Board Risk Management Committee convenes at least quarterly, and makes decisions by a majority vote of the attending members. At least a majority of the committee members must attend to constitute a quorum.

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

The Group Risk Management Council consists of eight members, including our chief risk officer and the chief risk officers of our subsidiaries. It operates independently from all business groups, and reports directly to the Board Risk Management Committee. The Group Risk Management Council convenes on a quarterly basis.

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

Credit Risk Management

Our credit risk management policy objectives are to improve our asset quality, reduce our non-performing loans and minimize our concentration risk through a diversified, balanced and risk-weighted loan portfolio. We manage credit risk and continually monitor and improve our credit risk-related policies and guidelines to reflect changing risks in our business and the industries and sectors in which our customers operate. For example, we have recently strengthened our monitoring of asset quality and analysis of risk indicators by focusing on industries and sectors that are impacted by the COVID-19 pandemic and will continue to do so by reflecting any additional volatility or long-term effects thereof.

We believe that an essential part of achieving our credit risk management objectives is utilizing a standardized risk management system so that we can identify and manage the risks generated by our businesses using a consistent approach. Woori Bank is currently using a centralized credit risk management system called the Credit Wizard system. Credit Wizard is a credit risk management system which combines credit risk management and the credit approval process on a transactional level with respect to individual borrowers and approval with respect to each individual loan or credit. The system quantifies credit risk with respect to corporate borrowers using a “mark-to-market” methodology, which reflects both the likelihood of a default by a borrower as well as the likelihood of a change in such borrower’s credit rating, and quantifies credit risk with respect to retail borrowers using a “default mode” methodology, which reflects the likelihood of a default by a borrower. We believe that our Credit Wizard system is a systematic and efficient credit evaluation system and that Woori Bank has expedited its loan review process and improved its ability to monitor and evaluate its overall risk profile by using this system. The main characteristics of our Credit Wizard system are as follows:

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

Credit Evaluation and Approval

Our subsidiaries evaluate the credit of every loan applicant and guarantor before approving any loans, except for:

•	loans guaranteed by letters of guarantee issued by the Korea Credit Guarantee Fund, the Korea Technology Credit Guarantee Fund or certain other specified Korean government-controlled funds;

•	loans guaranteed by highly-rated banks;

•	loans fully secured by deposits with us; and

•	loans against commercial promissory notes issued by creditworthy companies at a discount to the face value of the note determined by the issuer’s creditworthiness.

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

Woori Bank operates a Credit Wizard credit evaluation system for corporate loans (including small- and medium-sized enterprise loans) and a consumer credit evaluation system for consumer loans.

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

Committee	Members	Approval Process
Headquarters Approval
Loan Committee	Head of the credit support group, head of the risk management department, head of the investment banking group, head of the corporate banking business group, head of the capital market group, head of the large corporate audit department and head of medium-size enterprise audit department (no more than seven persons)	2/3 required for approval; 2/3 required to participate

Headquarters/Regional Approval
Senior Credit Officer Committee	One head senior credit officer and four to six other senior credit officers (five to seven persons)	2/3 required for approval; 2/3 required to participate
Credit Officer Committee	At least one senior credit officer and two other credit officers (at least three persons)	2/3 required for approval; 2/3 required to participate

Individual Approval
Loan Officer	Individual	Approval of the individual
Branch Manager	Individual	Approval of the individual
Head of Team	Individual	Approval of the individual

Different individuals or committees review and approve loan applications depending on various factors, including:

•	the size and type of the loan;

•	the level of credit risk established by the credit rating system;

•	whether the loan is secured by collateral; and

•	if the loan is secured, an assessment of the collateral.

Loan applications are generally reviewed only by the highest-level committee required to approve the loan, although multiple reviews, including separate reviews at the branch, regional and headquarters level, may occur depending on the size and terms of any particular loan or a borrower’s credit risk.

Corporate Loan Approval Process

Woori Bank’s branches review corporate loan applications using a credit evaluation system for corporate borrowers. Each corporate credit evaluation system measures various quantitative and qualitative factors. The model used by the credit evaluation system to review an application depends, however, on certain characteristics of the potential borrower. Woori Bank’s credit risk management unit, together with its large corporate loan department and small- and medium-sized enterprise loan department, has developed separate credit evaluation models for large corporate borrowers that are subject to external audit under the Act on External Audits of Stock Companies, large corporate borrowers that are not subject to external audit, medium-sized enterprises and SOHO borrowers that either have outstanding loans, or are applying for a loan, in excess of ￦1 billion. In general, each model uses scores from both a computerized evaluation of quantitative financial factors, such as cash flow and income, and more qualitative factors which are scored using judgments by the credit officer or officers reviewing the application to produce an overall credit risk rating. These credit evaluation systems provide Woori Bank with tools to make consistent credit decisions and assist it in making risk-based pricing decisions. Woori Bank’s Credit Wizard system, depending on whether the borrower is audited by independent auditors and its size, produces two separate scores based on one of five principal rating models: one for quantitative current financial factors, which is weighted 60 to 70% in determining the Credit Wizard credit risk rating, and another for the more qualitative factors that the judgment of credit officers plays a more significant part in determining, which is weighted 30 to 40%. The Credit Wizard credit risk rating estimates the probability that Woori Bank will recover extended credits and the likelihood that borrowers will default. Qualitative factors included in the Credit Wizard system include:

•	its industry situation;

•	a customer’s future financial condition;

•	its competitive position in the industry;

•	the quality of its management; and

•	its operations.

Other indirect factors included in the credit risk rating include:

•	its technological merits;

•	the nature and the location of any collateral; and

•	Woori Bank’s level of priority in that collateral to estimate non-recovery risks.

These qualitative factors are input into the Credit Wizard system by the credit officer, and are rated based on his or her historical experience and that of the bank.

The Credit Wizard system produces separate credit risk ratings for each borrower. Woori Bank’s credit analysis and approval center evaluates and approves corporate loan applications based on these credit risk ratings. The Credit Wizard system assigns each borrower and facility one of the following 14 credit risk rating grades from AAA to D, which are classified as follows: AAA (extremely strong), AA (very strong), A+ (strong), A– (good), BBB+ (more adequate), BBB (adequate), BBB– (less adequate), BB+ (less susceptible), BB (susceptible), BB– (more susceptible), B+ (slightly weak), B– (weak), C (very weak) and D (default). Certain loans are subject to review by the Loan Committee depending on the size of the loan and the determined credit risk rating. Examples of this include loan applications for secured loans in excess of ￦80 billion for a borrower or facility with a credit risk rating of A- and above, and, at the other extreme for unsecured loans, loan applications in excess of ￦4 billion for a borrower or facility with a credit risk rating of BB– to C. Applications from borrowers with loans on a watch list (see “—Credit Review and Monitoring” below) are also automatically reviewed by the Loan Committee.

Woori Bank has adopted a separate and simpler credit evaluation system for SOHOs (such as pharmacies, clinics and restaurants) that either have outstanding loans, or are applying for a loan, of ￦1 billion or less. The system uses simpler credit evaluation models and resembles Woori Bank’s application scoring system for new retail customers. It assigns a credit score ranging from one to ten to each application based on its evaluation of various factors. Applications are classified as either approved or rejected, which is the same as the consumer loan approval process, based on a combination of the internal credit scoring system and the external credit score.

With respect to the evaluation of any collateral to which a commercial loan application relates (which principally consists of land, buildings and equipment), the fair value of such underlying collateral for commercial loans is appraised by external valuation experts and such appraisals are collated in Woori Bank’s Credit Wizard system. Woori Bank uses its Credit Wizard system to manage its lending activities, and inputs data gathered from loan application forms, credit scores of borrowers and the appraisal value of collateral provided by external valuation experts into the Credit Wizard system and updates such information periodically to reflect changes in such information (such as any changes in credit scores of borrowers or the appraisal value of collateral). In addition, to validate the appropriateness of the appraisal values provided by such external valuation experts, Woori Bank reviews the qualification of the external valuation experts (including a review of whether such experts are legitimately registered with the Korea Association of Property Appraisers) and evaluates the assumptions and valuation model used by such experts as well as the appropriateness of variables by reference to market data and comparisons to actual transaction prices in similar regions.

We have set credit limits for our corporate customers. Some of these limits, particularly those imposed by Korean banking regulations, are aimed at preventing loan concentrations relating to any single customer. See “Item 4.B. Business Overview—Supervision and Regulation—Principal Regulations Applicable to Banks—Financial Exposure to Any Individual Customer or Major Shareholder.” In certain cases, we have introduced and implemented internally-developed large exposure limits that are stricter than the applicable Financial Services Commission requirements.

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

Consumer Loan Approval Process

The consumer loan department of Woori Bank evaluates and approves consumer loan applications using a dedicated consumer credit evaluation system. Woori Bank’s consumer credit evaluation system assigns a credit score to each application based on its evaluation of various factors. These factors include any loan and guarantee limits Woori Bank has set for particular borrowers or groups of borrowers and our evaluation of their cash flows and credit profiles. The system gives each customer’s loan application a grade ranging from one to ten. Woori Bank also uses another scoring system based on the external ratings provided by the Korea Credit Bureau and NICE Information Service Inc. Applications are classified as “automatically approved,” “automatically rejected” and “subject to further evaluation” based on a combination of the scores of these two systems. Woori Bank uses these systems to evaluate all new consumer loan applications, except for loans fully secured by deposits with Woori Bank.

Woori Bank augments its consumer credit evaluation system with a behavioral scoring system. The behavioral scoring system enhances the consumer credit evaluation system by enabling the consideration of factors not previously evaluated, including the customer’s spending history and credit behavior. By the nature of the information it analyzes, however, the behavioral scoring system can only be used for applications of persons who are existing borrowers, generally consisting of roll-overs of outstanding amounts.

We also evaluate any collateral to which a consumer loan application relates (which principally consists of residential properties) using the fair value of the underlying collateral appraised by Korea Investors Service as part of our loan approval process. Such appraisals are collated in the Credit Wizard system used by Woori Bank, and such information is updated periodically to reflect changes (such as any changes in credit scores of borrowers or the appraisal value of collateral). For example, Woori Bank automatically obtains re-evaluations for the underlying collateral for secured consumer loans and mortgages every month with respect to apartments. If the value of the collateral declines, we may have the ability to require that the borrower provide more collateral or to change the payment terms of the relevant loan.

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

Woori Bank has the ability to conduct daily surveillance on the status of its retail borrowers through an online system established by the Korea Federation of Banks. This system, which tracks consumer loans at all major Korean banks and non-banking institutions, permits us to track all loan defaults by any borrower. Woori Bank evaluates the need to monitor consumer loans by using its consumer credit evaluation system, including its behavioral scoring system, and makes adjustments to the credit scoring formula based on the results of that process.

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

We also monitor borrowers’ credits through online credit reports that are provided by Korea Information Service and National Information & Credit Evaluation, Inc., which are Korean credit reporting agencies.

After gathering this information, for example at Woori Bank, the early warning system reviews such information to monitor any changes that could affect the credit rating of the borrower, approval conditions with respect to the loan or credit, underlying collateral or assigned credit limit of the borrower. Depending on the likelihood of the change, the system automatically sends a signal to the responsible credit officer. The officer then evaluates the information and formulates an action plan, which could result in an adjustment in the borrower’s credit rating or loan pricing, a re-evaluation of the loan or the taking of other preventative measures.

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

Our Board Risk Management Committee establishes risk capital allocation for our trading activities. Our Group Risk Management Department and our Subsidiary Risk Management Departments, in turn, manage more specific risk limits and loss limits and regularly report the results to our Board Risk Management Committee and the relevant Subsidiary Risk Management Committees. We use the standardized method and the internal model method to measure and analyze the market risk from our trading activities.

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

The following table shows the volume and types of Woori Bank’s trading positions (including trust accounts) subject to market risk as of December 31, 2017, 2018 and 2019:

	As of December 31,
	2017		2018		2019
	(in millions of Won)
Debt securities	￦	2,644,334	￦	1,687,869	￦	1,284,003
Equity securities		21,666		218,574		243,629
Spot exchanges(1)		1,049,388		1,173,041		1,301,228
Derivatives(2)		6,627,055		4,606,411		6,299,833

Total	￦	10,342,443	￦	7,685,895	￦	9,128,693

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

The Board Risk Management Committee monitors market risk both for the group and for each relevant subsidiary individually. See “—Overview.” The Board Risk Management Committee has established a maximum “risk appetite” for each relevant subsidiary, which is defined as the risk capital of such subsidiary divided by its available capital. “Risk capital” is a benchmark figure that determines the market risk limits, accumulated loss limits (for trading portfolios) and present value of a basis point (or PVBP) limits (for non-trading debt securities) for each subsidiary. Available capital generally consists of shareholder’s equity. Using this benchmark, as of December 31, 2019, we have established market risk limits with respect to Woori Bank as shown in the following table:

Trading Portfolio			Non-Trading Portfolio
VaR Limit	Accumulated Loss Limit		PVBP Limit
	Quarter	Annual
(in billions of Won)
￦ 16.5	￦ 68.1	￦ 136.2	￦ 5.3

Each of our relevant subsidiaries generally manages its market risk at the portfolio level. To control its exposure, each such subsidiary takes into consideration the market risk limits, accumulated loss limits and PVBP limits set by the Board Risk Management Committee in determining its internal allocation of risk among its various portfolios. Each relevant subsidiary also sets its own stop loss limits with respect to particular types of transactions. Woori Bank uses an integrated market risk management system to manage market risks for trading operations, which enables Woori Bank to generate consistent VaR numbers for all of its trading activities.

In addition, Woori Bank has implemented internal processes which include a number of key controls designed to ensure that fair value is measured appropriately, particularly where a fair value model is internally developed and used to price a significant product. See “Item 5.A. Operating Results—Critical Accounting

Policies—Valuation of Financial Assets and Liabilities” and Notes 2-(9)-5), 3-(3) and 11 of the notes to our consolidated financial statements. Woori Bank’s Risk Management Department reviews the existing pricing and valuation models on a regular basis, with a focus on their underlying modeling assumptions and restrictions, to assess the appropriateness of their continued use. In consultation with its Trading Department, Woori Bank’s Risk Management Department recommends potential valuation models to its Fair Value Evaluation Committee. Upon approval by Woori Bank’s Fair Value Evaluation Committee, the selected valuation models are reported to its Risk Management Committee.

Value at Risk analysis.  Woori Bank uses daily VaR to measure market risk. Daily VaR is a statistically estimated maximum amount of loss that can occur for a day. Woori Bank uses a 99% confidence level to measure its daily VaR, which means the actual amount of loss may exceed the VaR, on average, once out of 100 business days. Woori Bank uses the “historical simulation method” which takes into account the diversification effects among different risk factors.

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

The following table shows Woori Bank’s daily VaR as of December 31, 2017, 2018 and 2019 at a 99% confidence level for a one-day holding period, for interest rate risk, equity risk, foreign exchange risk and commodity risk relating to its trading activities.

	Interest Rate Risk		Foreign Exchange Risk		Equity Risk		Commodity Risk		Less: Diversification		VaR for Overall Trading Activities
	(in millions of Won)
As of December 31, 2017	￦	4,183	￦	4,750	￦	909	￦	0	￦	4,472	￦	5,370
As of December 31, 2018		3,107		4,972		2,353		0		4,445		5,987
As of December 31, 2019		5,052		5,028		3,730		0		6,233		7,577

In 2017, 2018 and 2019, the average, high, low and ending amounts of Woori Bank’s daily VaR relating to its trading activities (at a 99% confidence level for a one-day holding period) were as follows:

	As of December 31, 2017		For the year ended December 31, 2017						As of December 31, 2018		For the year ended December 31, 2018						As of December 31, 2019		For the year ended December 31, 2019
			Average		Minimum		Minimum				Average		Maximum		Minimum				Average		Maximum		Minimum
Interest risk	￦	4,183	￦	3,799	￦	4,918	￦	2,467	￦	3,107	￦	3,702	￦	5,528	￦	1,730	￦	5,052	￦	3,406	￦	5,725	￦	1,176
Foreign exchange risk		4,750		5,051		6,636		4,061		4,972		4,678		6,136		3,439		5,028		5,033		6,469		4,395
Equity risk		909		2,863		4,419		909		2,353		2,669		5,081		1,138		3,730		3,203		5,935		1,146
Commodity risk		0		31		188		0		0		3		24		0		0		1		32		0
Diversification		(4,472)		(4,621)		(6,798)		(2,067)		(4,445)		(4,869)		(8,155)		(1,815)		(6,233)		(5,127)		(9,229)		(2,339)

Total risk	￦	5,370	￦	7,123	￦	9,363	￦	5,370	￦	5,987	￦	6,183	￦	8,614	￦	4,492	￦	7,577	￦	6,516	￦	8,932	￦	4,378

The graph of Woori Bank’s daily 99% VaR relating to its trading activities in 2019 is as follows:

Standardized Method.  The standardized method is used to measure the market risk of the positions for which the Financial Supervisory Service has not approved the use of the VaR method. The following table shows Woori Bank’s market risk capital charges measured using the standardized method as of December 31, 2017, 2018 and 2019:

	As of December 31,
	2017		2018		2019
	(in millions of Won)
Risk categories
Interest risk	￦	12,468	￦	9,034	￦	11,671
Equity risk		3,367		7,522		8,188
Foreign exchanges risk		19,658		25,330		32,707
Commodity risk		1,204		0		0

Total	￦	36,697	￦	41,886	￦	52,566

Back-testing.  Woori Bank conducts back testing on a daily basis to validate the adequacy of its market risk management. Back testing compares both the actual and hypothetical profit and loss with VaR calculations and analyzes any results that fall outside a predetermined confidence interval of 99%. The number of times the actual changes in Woori Bank’s profit and loss exceeded the VaR amounts in 2017, 2018 and 2019 was 0.

Stress test.  In addition to VaR, Woori Bank performs stress testing to measure market risk. As VaR assumes normal market situations, Woori Bank assesses its market risk exposure to abnormal market fluctuations through stress testing. Stress testing is an important way of supporting VaR since VaR is a statistical expression of possible loss under a given confidence level and holding period. It does not cover potential loss if the market moves in a manner that is outside normal expectations. Stress testing projects the anticipated change in value of holding positions under certain scenarios assuming that no action is taken during a stress event to change the risk profile of a portfolio. The following table shows, for Woori Bank, the loss that would have occurred in its trading portfolio as of December 31, 2019 for assumed short-term extreme changes of a +/-20% change in the equity market and a +/-60 basis point change from interest rates prevailing in the market on that date, under an abnormal stress environment.

	(in billions of Won, except percentages)
Equity Market Chart Market fluctuation amount		(20)%		(10)%		(5)%		5%		10%		20%

	￦	100.3	￦	14.5	￦	5.4	￦	3.7	￦	16.3	￦	56.8

	(in billions of Won, except basis points)
Interest Rate Chart Basis point fluctuation amount		(60) basis points		(40) basis points		(20) basis points		20 basis points		40 basis points		60 basis points

	￦	0.5	￦	0.3	￦	0.2	￦	(0.2)	￦	(0.4)	￦	(0.5)

Interest Rate Risk

Interest rate risk from trading activities arises mainly from our trading of Won-denominated debt securities. Our general trading strategy is to benefit from short-term movements in the prices of debt securities arising from changes in interest rates. As Woori Bank’s trading accounts are marked-to-market daily, Woori Bank manages its interest rate risk related to trading accounts using market value-based tools such as VaR. See “—Asset and Liability Management—Interest Rate Risk.”

Foreign Exchange Risk

Foreign exchange risk arises because we have assets, liabilities and off-balance sheet items such as foreign exchange forwards and currency swaps that are denominated in non-Won currencies. The difference between each of our relevant subsidiaries’ foreign currency assets and liabilities is offset against forward foreign exchange positions to obtain its net foreign currency open position. Woori Bank determines its maximum foreign exchange exposure for both trading and asset and liability management purposes by establishing a limit for this net foreign currency open position. Woori Bank’s Risk Management Committee also establishes VaR limits for its foreign exchange business.

Assets and liabilities denominated in U.S. dollars account for the majority of our foreign currency assets and liabilities. Those denominated in Japanese yen and the euro account for most of the remainder, the majority of which have been swapped into U.S. dollars.

Each of our relevant subsidiaries monitors changes in, and matches of, foreign-currency assets and liabilities in order to reduce exposure to currency fluctuations. Most of our foreign exchange risk arises in connection with the operations of Woori Bank. Our relevant subsidiaries also manage risks relating to exchange rate fluctuations through foreign exchange dealing, including by their overseas branches. However, we conduct foreign exchange dealings primarily on behalf of our customers. Our counterparties are generally domestic and foreign financial institutions and banks. The following table sets forth information concerning Woori Bank’s limits on proprietary foreign exchange dealings as of December 31, 2019:

	Won/U.S. Dollar Dealing				Dealings in other currencies
	Headquarters				Headquarters				Overseas Branches
	Total		Individual		Total		Individual		Total		Individual
	(in millions of US$)
Open position
Daily maximum limit	US$	1,000	US$	200	US$	200	US$	50	US$	60	US$	15
Daily closing limit		200		50		100		20		30		6
Stop loss:
Daily		2		0.5		0.8		0.15		0.24		0.045
Monthly		3		0.8		2		0.5		0.6		0.15

The following table shows the non-consolidated net open positions of Woori Bank as of December 31, 2017, 2018 and 2019. Positive amounts represent long exposures and negative amounts represent short exposures.

	As of December 31,
	2017		2018		2019
	(in millions of US$)
Currency
U.S. dollar	US$	(278.6)	US$	153.8	US$	171.1
Japanese yen		(22.6)		(4.5)		(38.7)
Euro		(266.6)		(399.1)		(400.8)
Others		148.9		146.0		182.3

Total	US$	(418.9)	US$	(103.8)	US$	(86.1)

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

We measure interest rate risk for Won and foreign currency assets and liabilities, including derivatives and principal guaranteed trust accounts. Most of our interest-earning assets and interest-bearing liabilities are denominated in Won and our foreign currency-denominated assets and liabilities are mostly denominated in U.S. dollars. We believe, however, that our interest rate sensitivity is limited with respect to our Won-denominated assets. Deposits in Won generally bear fixed rates of interest for fixed time periods (other than deposits payable on demand which constituted approximately 44.5% of our total deposits in Won as of December 31, 2019). We generally adjust the interest rates on these deposits when they are rolled over. In addition, as of December 31, 2019, 98.3% of those deposits had current maturities of one year or less. As of December 31, 2019, approximately 58.7% of our Won-denominated loans bore floating rates of interest, and 66.9% of those loans had current maturities of one year or less.

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

The following tables show, for Woori Bank, on a non-consolidated basis pursuant to the guidelines of the Financial Supervisory Service, the interest rate gap for Won-denominated accounts and foreign currency-denominated accounts as of December 31, 2019:

	As of December 31, 2019
	0-3 Months		3-6 Months		6-12 Months		1-3 Years		Over 3 Years		Total
	(in billions of Won, except percentages)
Won-denominated accounts:
Interest rate-sensitive assets
Free interest rate	￦	17,552	￦	15,255	￦	15,661	￦	21,316	￦	20,387	￦	90,171
Market interest rate		103,270		34,749		11,631		21,918		11,332		182,900
Interest rate pegged to customer deposit		158		92		161		32		14		457

Total	￦	120,980	￦	50,096	￦	27,453	￦	43,266	￦	31,733	￦	273,528

Interest rate-sensitive liabilities
Free interest rate	￦	25,498	￦	4,531	￦	7,792	￦	23,565	￦	21,493	￦	82,879
Market interest rate		77,275		34,272		47,530		10,471		4,719		174,267

Total	￦	102,773	￦	38,803	￦	55,322	￦	34,036	￦	26,212	￦	257,146

Sensitivity gap		18,207		11,293		(27,869)		9,230		5,521		16,382
Cumulative gap		18,207		29,500		1,631		10,861		16,382		16,382
% of total assets(1)		6.09		9.86		0.55		3.63		5.48		5.48
Total assets in Won											￦	299,076

	As of December 31, 2019
	0-3 Months		3-6 Months		6-12 Months		1-3 Years		Over 3 Years		Total
	(in millions of US$, except percentages)
Foreign currency-denominated accounts:
Interest rate-sensitive assets
Free interest rate	US$	0	US$	0	US$	0	US$	0	US$	0	US$	0
Market interest rate		15,626		2,225		370		569		880		19,670
Interest rate pegged to customer deposit		0		0		0		0		0		0

Total	US$	15,626	US$	2,225	US$	370	US$	569	US$	880	US$	19,670

Interest rate-sensitive liabilities
Free interest rate	US$	0	US$	0	US$	0	US$	0	US$	38	US$	38
Market interest rate		8,868		2,487		1,725		2,401		2,632		18,113

Total	US$	8,868	US$	2,487	US$	1,725	US$	2,401	US$	2,670	US$	18,151

Sensitivity gap		6,758		(262)		(1,355)		(1,832)		(1,790)		1,519
Cumulative gap		6,758		6,496		5,141		3,309		1,519		1,519
% of total assets(1)		23.38%		22.47%		17.79%		11.45%		5.26%		5.26%
Total assets in US$											US$	28,904

(1)	Represents the cumulative gap as a percentage of total assets.

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

The following table shows, for Woori Bank, with respect to Won-denominated assets and liabilities, duration gaps and net asset value changes when the interest rate increases by one percentage point as of the specified dates:

Date	Interest-bearing asset duration	Interest-bearing liability duration	Total asset/liability duration gap	Net asset value change
	(in years)	(in years)	(in years)	(in billions of Won)
June 30, 2017	0.84	0.78	0.12	292
December 31, 2017	0.82	0.78	0.11	259
June 30, 2018	0.77	0.80	0.03	83
December 31, 2018	0.84	0.80	0.10	276
June 30, 2019	0.90	0.81	0.15	415
December 31, 2019	0.94	0.88	0.14	392

We set interest rate risk limits using the historical simulation method, which uses actual historical price, volatility and yield changes in comparison with the current position to generate hypothetical portfolios and calculate a distribution of position and portfolio market value changes. The following table shows Woori Bank’s interest rate VaR with respect to its Won-denominated assets and liabilities for each of the quarters since the fourth quarter of 2018:

	Fourth Quarter 2018		First Quarter 2019		Second Quarter 2019		Third Quarter 2019		Fourth Quarter 2019
	(in billions of Won, except percentages)
Interest rate VaR	￦	293.2	￦	273.2	￦	417.3	￦	454.4	￦	386.4

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

The Financial Services Commission uses the liquidity coverage ratio, defined as the ratio of highly liquid assets to total net cash outflows over a 30-day period, as the principal liquidity risk management measure and currently requires Korean banks, including Woori Bank, to:

•	maintain a liquidity coverage ratio of not less than 100%;

•

maintain a foreign currency liquidity coverage ratio of not less than 80% (temporarily reduced to 70% for the three months ending May 30, 2020 for purposes of increasing foreign currency liquidity in the Korean financial markets); and

•	submit monthly reports with respect to the maintenance of these ratios.

As of December 31, 2019, Woori Bank’s 30-day liquidity coverage ratio was 107.21%, above the Financial Services Commission’s standard of 100%.

The following table shows the liquidity status, on a cumulative basis, and limits for foreign currency accounts of Woori Bank on a non-consolidated basis as of December 31, 2019 in accordance with the Financial Services Commission’s regulations:

	7 days or less		8 days – 1 month		3 months or less
	(in millions of US$)
Foreign currency accounts:
Foreign currency assets	US$	16,576	US$	15,875	US$	15,134
Foreign currency liabilities		9,571		15,470		17,087
Maturity gap		7,005		405		(1,953)
Cumulative gap (A)		7,005		7,410		5,457
Total assets (B)		135,697		135,697		135,697
Liquidity gap ratio (A/B)		5.16%		5.46%		112.95	%(1)
Limits		(3)%		(10)%		85%

(1)	Liquidity ratio, calculated as foreign currency assets as a percentage of foreign currency liabilities.

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

To monitor and control operational risks, we maintain a system of comprehensive policies and have put in place a control framework designed to provide a stable and well-managed operational environment throughout our organization. Several bodies are responsible for managing our operational risk, including our Audit and Legal and Compliance Departments and the Subsidiary Risk Management Committees and their respective Subsidiary Risk Management Departments. For example, Woori Bank has implemented a multi-step operational risk management process consisting of engaging in risk self-assessment, establishing key risk indicators, operating an early warning system, managing loss data, measuring operational risk capital, monitoring and reporting risks, promoting a strong risk management culture and developing action plans. Woori Bank has also established policies to change operational risk profiling, select permitted levels of risk, develop action plans and manage results.

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

The majority of our information technology systems are operated by our subsidiary, Woori FIS. We currently have a “mirror site” in operation with respect to Woori Bank which backs up transaction information on a real-time basis. We also have a “back-up site” in operation with respect to Woori Bank, which backs up transaction information on a daily basis. See “Item 3.D. Risk Factors—Other risks relating to our business—Our operations may be subject to increasing and continually evolving cybersecurity and other technological risks.”

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

Fees and Payments from the Depositary to Us

In 2019, pursuant to an agreement with us, the depositary waived, or made payments to third parties of, approximately $9,976 (net of applicable taxes) in the aggregate in connection with proxy process expenses (including printing, postage and distribution expenses), contributions towards investor relations efforts (including investor relations agency fees) and other standard out-of-pocket maintenance costs relating to our ADS facility that were payable by us.

In addition, as part of its service to us, the depositary waives its fees for the standard costs and operating expenses associated with the administration of the ADS facility.

Item 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not Applicable

Item 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not Applicable

Item 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

We have evaluated, with the participation of our chief executive officer and principal financial officer, the effectiveness of our disclosure controls and procedures, as such term is defined in Rules 13a-15(e) and 15d-15(e)

under the Exchange Act, as of December 31, 2019. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and principal financial officer concluded that our disclosure controls and procedures as of December 31, 2019 were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act, is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2019 based on the criteria established in the Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission in May 2013.

Based on this assessment, management believes that, as of December 31, 2019, our internal control over financial reporting is effective.

The effectiveness of our internal control over financial reporting as of December 31, 2019 has been audited by Deloitte Anjin LLC, an independent registered public accounting firm, as stated in its report included herein which expressed an unqualified opinion on the effectiveness of our internal control over financial reporting as of December 31, 2019.

Changes in Internal Control Over Financial Reporting

There has been no change in our internal control over financial reporting during 2019 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting. We adopted IFRS 16 effective January 1, 2019 and have updated or modified certain internal controls over financial reporting as a result of the new accounting standard. For additional information regarding IFRS 16 and the impact of its application to our consolidated financial statements, see Note 2-(1)-1) of the notes to our consolidated financial statements included elsewhere in this annual report.

Item 16.	RESERVED

Item 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that each of Dong-Woo Chang, Chan-Hyoung Chung and Sung-Tae Ro, our outside directors and members of our Audit Committee, qualifies as an “audit committee financial expert” and is independent within the meaning of this Item 16A.

Item 16B.	CODE OF ETHICS

We have adopted a code of ethics, as defined in Item 16B of Form 20-F under the Exchange Act. Our code of ethics applies to our chief executive officer, principal financial officer and persons performing similar functions as well as to our outside directors and other officers and employees. Our code of ethics is available on our website at https://www.woorifg.com. If we amend the provisions of our code of ethics that apply to our chief executive officer and principal financial officer and persons performing similar functions, or if we grant any waiver of such provisions, we will disclose such amendment or waiver on our website at the same address.

Item 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the fees billed to us by our independent registered public accountants, Deloitte Anjin LLC, the member firms of Deloitte Touche Tohmatsu Limited, and their respective affiliates (which we refer to collectively as Deloitte), during the fiscal years ended December 31, 2017, 2018 and 2019:

	Year ended December 31,
	2017		2018		2019
	(in millions of Won)
Audit fees	￦	3,590	￦	4,173	￦	6,115
Audit-related fees		—		157		178
Tax fees		169		195		338
All other fees		—		53		125

Total fees	￦	3,759	￦	4,578	￦	6,756

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

Audit Committee Pre-Approval Policies and Procedures

Our Audit Committee pre-approves all audit services to be provided by our independent auditors. Our Audit Committee’s policy regarding the pre-approval of non-audit services to be provided to us by our independent auditors is that all such services shall be pre-approved by our Audit Committee. Non-audit services that are prohibited to be provided to us by our independent auditors under the rules of the SEC and applicable law may not be pre-approved. In addition, prior to the granting of any pre-approval, our Audit Committee must be satisfied that the performance of the services in question will not compromise the independence of our independent auditors. Our Audit Committee also pre-approves the selection or replacement of the independent auditors of our subsidiaries.

Our Audit Committee did not approve any non-audit services under the de minimis exception of Rule 2-01(c)(7)(i)(C) of Regulation S-X as promulgated by the U.S. Securities and Exchange Commission.

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

In September 2019, Woori Bank acquired 42,103,377 shares of our common stock in connection with the “comprehensive stock exchange,” pursuant to which Woori Card became our direct and wholly-owned subsidiary. In connection with the stock exchange, Woori Bank transferred all of its Woori Card shares to us and in return received 42,103,377 shares of our common stock and ￦598 billion based on an exchange ratio of 0.4697442:1. Woori Bank sold 28,890,707 of such shares to Fubon Life Insurance Co., Ltd. in September 2019 and 13,212,670 of such shares in block trades in November 2019. See “Item 4.A. History and Development of the Company—Establishment of Woori Financial Group—Reorganization and Expansion of Woori Financial Group.”

Item 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

On January 13, 2020, our Audit Committee approved the appointment of Samil PricewaterhouseCoopers, or PwC, as our principal accountant to audit our consolidated financial statements prepared in accordance with IFRS as issued by the IASB for the fiscal years ending December 31, 2020, 2021 and 2022, and, in effect, dismissed Deloitte Anjin LLC, our independent registered public accountants for the fiscal year ending December 31, 2019. PwC’s appointment was effective as of January 16, 2020, and Deloitte’s dismissal was effective as of April 29, 2020, the date of completion of its audit of our financial statements for the fiscal year ending December 31, 2019 and the issuance of its report thereon.

In connection with our establishment in January 2019, the Financial Services Commission designated Deloitte as our external auditor for a one-year term in accordance with the requirements for newly-listed companies under the Act on External Audit of Stock Companies in March 2019. Following such one-year term, such companies may either appoint an external auditor of its choice, which must be different from the previous auditor, or request designation of an external auditor by the Financial Services Commission, for a three-year term in each case. We requested the designation of an external auditor by the Financial Services Commission, which designated PwC as our external auditor.

During the two years prior to December 31, 2019 and up until April 29, 2020, or the Pre-Engagement Period, (1) Deloitte has not issued any reports on our financial statements or on the effectiveness of internal control over financial reporting that contained an adverse opinion or a disclaimer of opinion, nor were the auditor’s reports of Deloitte qualified or modified as to uncertainty, audit scope, or accounting principles, (2) there has not been any disagreement over any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements if not resolved to Deloitte’s satisfaction would have caused it to make reference to the subject matter of the disagreement in connection with its auditors’ reports, or any “reportable event” as described in Item 16F(a)(1)(v) of Form 20-F.

During the Pre-Engagement Period, neither we nor anyone on our behalf consulted PwC regarding either (i) the application of IFRS as issued by the IASB to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our consolidated financial statements (and neither a written report nor oral advice was provided to us that PwC concluded was an important factor considered by us in reaching a decision as to any accounting, auditing or financial reporting issue under IFRS as issued by the IASB) or (ii) any matter that was either the subject of a “disagreement” (as defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions to Item 16F) or a “reportable event” (as described in Item 16F(a)(1)(v) of Form 20-F).

We provided a copy of the disclosure in this Item 16F to Deloitte and requested that Deloitte furnish us with a letter addressed to the Commission stating whether it agrees with such disclosure, and if it does not agree, stating the respects in which it does not agree. A copy of Deloitte’s letter dated April 29, 2020 is filed as Exhibit 15.1 to this annual report on Form 20-F for the fiscal year ended December 31, 2019.

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

NYSE Corporate Governance Standards	Woori Financial Group

Director Independence
Listed companies must have a majority of independent directors.	The majority of our board of directors is independent (as defined in accordance with the New York Stock Exchange’s standards), as six of our nine directors are outside directors.
Executive Session
Non-management directors must meet in regularly scheduled executive sessions without management. Independent directors should meet alone in an executive session at least once a year.	Our outside directors hold quarterly meetings, which coincide with the quarterly Audit Committee meetings, to discuss matters relating to management issues. The Audit Committee consists of three outside directors.
Nomination/Corporate Governance Committee
A nomination/corporate governance committee of independent directors is required. The committee must have a charter that addresses the purpose, responsibilities (including development of corporate governance guidelines) and annual performance evaluation of the committee.	We have established a Committee for Recommending Executive Officer Candidates, which consists of six outside directors.

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

We have established a Compensation Committee consisting of one non-standing director and six outside directors.

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
Report of Independent Registered Public Accounting Firm	F-1
Consolidated Statements of Financial Position as of December 31, 2018 and 2019	F-4
Consolidated Statements of Comprehensive Income for the Years Ended December 31, 2017, 2018 and 2019	F-6
Consolidated Statements of Changes in Equity for the Years Ended December 31, 2017, 2018 and 2019	F-8
Consolidated Statements of Cash Flows for the Years Ended December 31, 2017, 2018 and 2019	F-11
Notes to Consolidated Financial Statements	F-14

(b)	Exhibits

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

Number	Description
1.1	Articles of Incorporation of Woori Financial Group (translation in English).

2.1*	Form of Stock Certificate of Woori Financial Group’s common stock, par value ￦5,000 per share (translation in English).

2.2**	Form of the Second Amended and Restated Deposit Agreement by and among Woori Financial Group, Citibank, N.A., as depositary, and all holders and beneficial owners from time to time of American depositary shares issued thereunder, including the form of American depositary receipt.

2.3***	Description of Woori Financial Group’s Capital Stock.

2.4	Description of Woori Financial Group’s American Depositary Shares.

4.1	Agreement between the Korea Deposit Insurance Corporation and Woori Financial Group (translation in English).

8.1****	List of subsidiaries of Woori Bank.

11.1*****	Code of Ethics (translation in English).

12.1	Section 302 certifications.

13.1	Section 906 certifications.

15.1	Letter of Deloitte Anjin LLC dated April 29, 2020

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

*	Incorporated by reference to exhibit 2.1 to the Annual Report on Form 20-F (File No. 001-31811), filed on April 30, 2019.
**	Incorporated by reference to exhibit (a)(1) to the Registration Statement on Form F-6 (File No. 333-229197), filed on January 11, 2019.
***	See Item 10.B. Memorandum and Articles of Association.
****	See Note 1 of the notes to the consolidated financial statements of the registrant included in this Annual Report.
*****	Incorporated by reference to exhibit 11.1 to the Annual Report on Form 20-F (File No. 001-31811), filed on April 30, 2019.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Woori Financial Group Inc. (Registrant)

/s/ Tae-Seung Son
(Signature)

Tae-Seung Son
Chief Executive Officer
(Name/Title)

Date: April 29, 2020

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of

Woori Financial Group Inc.:

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Woori Financial Group Inc. and subsidiaries (the “Group”) as of December 31, 2019, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control—Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2019 of the Group and our report dated April 29, 2020, expressed an unqualified opinion on those financial statements.

Basis for Opinion

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

April 29, 2020

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of

Woori Financial Group Inc.:

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Woori Financial Group Inc. and subsidiaries (the “Group”) as of December 31, 2018 and 2019, the related consolidated statements of comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2019 (all expressed in Korean Won), and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2018 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Group’s internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 29, 2020, expressed an unqualified opinion on the Group’s internal control over financial reporting.

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

Our audits also comprehended the translation of Korean Won amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2 to the consolidated financial statements. Such U.S. dollar amounts are presented solely for the convenience of readers outside Korea.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Allowance for credit losses of loans—Refer to Notes 2, 3, 4 and 10 to the financial statements

Critical Audit Matter Description

The Group estimates and records an allowance for credit loss of loans based on expected credit losses. In order to estimate expected credit losses, the Group segregated its portfolio into retail, corporate and credit card loans. Loans measured at amortized cost are KRW 272,607,264 million, with loan loss allowances of KRW 1,575,020 million, as of December 31, 2019. Both the individual and collective impairment methodologies must consider historical losses adjusted for forward looking information and include multiple scenarios for macroeconomic factors. The allowance for certain loans is measured, at least in part, based on the valuation of collateral which must take into account an expectation of when and for how much the collateral will be sold.

There was a significant amount of judgment required by management when determining the appropriateness of the forward looking and macroeconomic information used in the calculation of the expected losses in its loan portfolio.

Given the level of subjectivity and judgment, auditing the estimated allowance for loan losses involved especially complex and subjective judgment.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the assumptions and unobservable inputs used by management for the estimate of impaired loans including the following:

•

We tested the design and operating effectiveness of controls over the appropriateness of the cash-flows estimated to be collected in individually significant loans, including the estimates of collateral values.

•

We tested the design and operating effectiveness of the controls over the appropriateness of the models used to determine the calculation of the allowance for loan losses for collectively assessed loans and most importantly the determination of the relevant model and assumptions to incorporate forward looking and macroeconomic information.

•

We used our credit specialists to assist us in challenging the reasonableness of the methodologies and inputs used in the calculation of the allowance for loan losses for collectively assessed loans, most importantly in determining the appropriateness of forward-looking and macroeconomic scenarios used by management.

•

We tested the Group’s process to develop estimates of future operating cash flows from borrowers with significant loans outstanding to determine the available cash flows to repay the loans. In addition, we challenged these estimates by searching for contradictory evidence available at the balance sheet date.

•	We selected samples of loans subject to individual assessments and performed the following:

•	Verified the appropriateness of the process of calculating future cash flows from borrowers with significant loans outstanding to determine the available cash flows to repay the loans.

•

With assistance of our appraisal specialists and using property auction price information obtained independently from the Group, we evaluated the reasonableness of cash flow estimates based on the future sale of collateral.

/s/    DELOITTE ANJIN LLC

Seoul, Korea

April 29, 2020

We have served as the Group’s auditor since 2002.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF DECEMBER 31, 2018 AND 2019

	Korean Won		U.S. Dollars
	December 31, 2018 (Note 42)	December 31, 2019	December 31, 2019
	(in millions)		(in thousands)
ASSETS
Cash and cash equivalents (Note 6)	6,747,894	6,392,566	5,532,294
Financial assets at fair value through profit or loss (“FVTPL”) (Notes 4, 7, 11, 12, 18 and 26)	6,126,316	8,069,144	6,983,249
Financial assets at fair value through other comprehensive income (“FVTOCI”) (Notes 4, 8, 11, 12, and 18)	18,063,423	27,730,531	23,998,729
Securities at amortized cost (Notes 4, 9, 11, 12 and 18)	22,932,559	20,320,539	17,585,927
Loans and other financial assets at amortized cost (Notes 4, 10, 11, 12, 18 and 41)	282,457,578	293,717,693	254,190,994
Investments in joint ventures and associates (Note 13)	361,766	806,360	697,845
Investment properties (Note 14)	378,196	280,239	242,526
Premises and equipment (Notes 15 and 18)	2,450,492	3,364,716	2,911,913
Intangible assets and goodwill (Note 16)	597,520	844,110	730,515
Assets held for distribution (sale) (Note 17)	17,912	10,556	9,135
Net defined benefit asset (Note 24)	—	2,582	2,235
Current tax assets (Note 38)	20,730	47,367	40,993
Deferred tax assets (Note 38)	59,641	39,544	34,222
Derivative assets (Designated for hedging) (Notes 4,11,12 and 26)	35,503	121,131	104,830
Other assets (Notes 19 and 41)	197,653	233,646	202,204

Total assets	340,447,183	361,980,724	313,267,611

LIABILITIES
Financial liabilities at FVTPL (Notes 4, 11, 12, 20 and 26)	2,282,686	2,958,302	2,560,192
Deposits due to customers (Notes 4,11,21 and 41)	248,690,939	264,685,578	229,065,840
Borrowings (Notes 4, 11, 12 and 22)	16,202,986	18,998,920	16,442,164
Debentures (Notes 4, 11 and 22)	28,735,862	30,858,055	26,705,370
Provisions (Notes 23, 40 and 41)	391,313	443,980	384,232
Net defined benefit liability (Note 24)	173,109	92,470	80,026
Current tax liabilities (Note 38)	159,078	182,690	158,105
Deferred tax liabilities (Note 38)	18,156	134,322	116,246
Derivative liabilities (Designated for hedging) (Notes 4,11,12 and 26)	51,408	6,837	5,917
Other financial liabilities (Notes 4,11,12, 25 and 41)	21,442,524	17,706,767	15,323,900
Other liabilities (Notes 25 and 41)	346,078	420,471	363,886

Total liabilities	318,494,139	336,488,392	291,205,878

(Continued)

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION—(CONTINUED)

AS OF DECEMBER 31, 2018 AND 2019

	Korean Won		U.S. Dollars
	December 31, 2018 (Note 42)	December 31, 2019	December 31, 2019
	(in millions)		(in thousands)
EQUITY
Owners’ equity (Note 28)	21,739,931	21,510,370	18,615,639
Capital stock	3,381,392	3,611,338	3,125,347
Hybrid securities	3,161,963	997,544	863,301
Capital surplus	285,889	626,295	542,012
Other equity	(2,213,970)	(2,249,322)	(1,946,622)
Retained earnings	17,124,657	18,524,515	16,031,601
Non-controlling interests	213,113	3,981,962	3,446,094

Total equity	21,953,044	25,492,332	22,061,733

Total liabilities and equity	340,447,183	361,980,724	313,267,611

See accompanying notes

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

	Korean Won			U.S. Dollars
	2017(*)	2018 (Note 42)(*)	2019(*)	2019(*)
	(in millions, except for per share data)			(in thousands, except per share data) (Note 2)
Interest income	8,550,687	9,684,499	10,576,770	9,153,414
Financial assets at FVTPL (IFRS 9)	—	54,243	50,619	43,807
Financial assets at FVTOCI	—	280,371	474,751	410,862
Financial assets at amortized cost	—	9,349,885	10,051,400	8,698,745
Financial assets at FVTPL (IAS 39)	53,348	—	—	—
Available for sale (“AFS”) financial assets	239,030	—	—	—
Held to maturity (“HTM”) financial assets	307,965	—	—	—
Loans and receivables	7,950,344	—	—	—
Interest expense	(3,330,037)	(4,033,548)	(4,683,064)	(4,052,846)

Net interest income (Notes 11, 30 and 41)	5,220,650	5,650,951	5,893,706	5,100,568
Fees and commissions income	2,069,198	1,680,764	1,709,326	1,479,296
Fees and commissions expense	(998,732)	(610,790)	(606,698)	(525,053)

Net fees and commissions income (Notes 11, 31 and 41)	1,070,466	1,069,974	1,102,628	954,243
Dividend income (Note 32)	124,992	90,552	107,959	93,431
Net gain on financial instruments at FVTPL (IFRS 9) (Notes 11 and 33)	—	214,443	25,455	22,030
Net loss on financial instruments at FVTPL (IAS 39) (Notes 11 and 33)	(104,827)	—	—	—
Net gain on financial assets at FVTOCI (Notes 11 and 34)	—	2,047	11,015	9,534
Net gain on AFS financial assets (Notes 11 and 34)	192,708	—	—	—
Net gain arising on financial assets at amortized cost	—	79,532	102,115	88,373
Net gain on disposals of securities at amortized cost	—	431	—	—
Net gain on disposals of loans and other financial assets at amortized cost	—	79,101	102,115	88,373
Impairment losses due to credit loss (Notes 11, 35 and 41)	(785,133)	(329,574)	(374,244)	(323,881)
General and administrative expenses (Notes 36 and 41)	(3,530,801)	(3,624,033)	(3,766,077)	(3,259,262)
Other net operating expenses (Notes 36 and 41)	(31,313)	(394,591)	(302,581)	(261,863)

Operating income	2,156,742	2,759,301	2,799,976	2,423,173
Share of gain (loss) of joint ventures and associates	(101,514)	3,019	83,997	72,693
Net other non-operating income (expense)	(105,722)	42,552	(160,924)	(139,268)

Non-operating income (expense) (Notes 13 and 37)	(207,236)	45,571	(76,927)	(66,575)
Net income before income tax expense	1,949,506	2,804,872	2,723,049	2,356,598
Income tax expense (Note 38)	(419,418)	(753,223)	(685,453)	(593,209)

(Continued)

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME—(CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

	Korean Won			U.S. Dollars
	2017(*)	2018 (Note 42)(*)	2019(*)	2019(*)
	(in millions, except for per share data)			(in thousands, except per share data) (Note 2)
Net income	1,530,088	2,051,649	2,037,596	1,763,389

Net loss on valuation of equity securities at FVTOCI	—	(30,855)	(58,129)	(50,306)
Net gain on valuation of financial liabilities designated at FVTPL due to own credit risk	—	100	—	—
Items out of share of other comprehensive gain of joint ventures and associates that will not be reclassified to profit or loss	(2,993)	—	—	—
Remeasurement gain (loss) related to defined benefit plan	10,497	(84,629)	(34,648)	(29,985)

Items that will not be reclassified to profit or loss	7,504	(115,384)	(92,777)	(80,291)
Net gain on valuation of debt securities at FVTOCI	—	33,360	43,988	38,068
Net loss on valuation of AFS financial assets	(84,498)	—	—	—
Share of other comprehensive gain of joint ventures and associates	3,605	2,958	613	531
Net gain (loss) on foreign currency translation of foreign operations	(208,329)	(4,379)	101,781	88,084
Net gain (loss) on valuation of cash flow hedge	777	(4,646)	(1,823)	(1,578)
Other comprehensive income on valuation of assets held for sale	4,145	(4,145)	—	—

Items that may be reclassified to profit or loss	(284,300)	23,148	144,559	125,105
Other comprehensive income (loss), net of tax	(276,796)	(92,236)	51,782	44,814
Total comprehensive income	1,253,292	1,959,413	2,089,378	1,808,203

Net income attributable to:
Net income attributable to owners	1,512,148	2,033,182	1,872,207	1,620,257
Net income attributable to non-controlling interests	17,940	18,467	165,389	143,132
Total comprehensive income attributable to:
Comprehensive income attributable to owners	1,249,057	1,943,885	1,914,393	1,656,766
Comprehensive income attributable to non-controlling interests	4,235	15,528	174,985	151,437
Earnings per share (Note 39)
Basic and diluted earnings per share (Unit: In Korean Won and U.S. Dollar)	1,999	2,796	2,727	2.360

(*)

The consolidated statements of comprehensive income for the years ended December 31, 2018 and 2019 were prepared in accordance with IFRS 9; however, the comparative consolidated statement of comprehensive income for the year ended December 31, 2017 was not retrospectively restated in accordance with IFRS 9.

See accompanying notes

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

	Capital stock	Hybrid securities	Capital surplus	Other equity	Retained earnings	Owners’ equity	Non-controlling interests	Total equity
	(Korean Won in millions)
January 1, 2017	3,381,392	3,574,896	286,331	(1,468,025)	14,611,566	20,386,160	159,793	20,545,953
Net income	—	—	—	—	1,512,148	1,512,148	17,940	1,530,088
Dividends to common stocks	—	—	—	—	(336,636)	(336,636)	(1,554)	(338,190)
Capital increase of subsidiaries	—	—	(451)	—	—	(451)	36,534	36,083
Net gain (loss) on valuation of AFS financial assets	—	—	—	(85,051)	—	(85,051)	553	(84,498)
Changes in equity of joint ventures and associates	—	—	—	612	—	612	—	612
Loss on foreign currency translation of foreign operations	—	—	—	(194,347)	—	(194,347)	(13,982)	(208,329)
Gain on valuation of cash flow hedge	—	—	—	777	—	777	—	777
Remeasurement gain (loss) related to defined benefit plan	—	—	—	10,773	—	10,773	(276)	10,497
Capital related to assets held for distribution (sale)	—	—	—	4,145	—	4,145	—	4,145
Dividends to hybrid securities	—	—	—	—	(167,072)	(167,072)	—	(167,072)
Issuance of hybrid securities	—	559,565	—	—	—	559,565	—	559,565
Redemption of hybrid securities	—	(1,116,573)	—	(208,158)	—	(1,324,731)	—	(1,324,731)

December 31, 2017(*)	3,381,392	3,017,888	285,880	(1,939,274)	15,620,006	20,365,892	199,008	20,564,900

	Capital Stock	Hybrid securities	Capital surplus	Other equity	Retained earnings	Owners’ equity	Non-controlling interests	Total equity
	(Korean Won in millions)
January 1, 2018	3,381,392	3,017,888	285,880	(1,939,274)	15,620,006	20,365,892	199,008	20,564,900
Cumulative effect of change in accounting policy	—	—	—	(392,176)	177,091	(215,085)	723	(214,362)

Adjusted balance, beginning of period	3,381,392	3,017,888	285,880	(2,331,450)	15,797,097	20,150,807	199,731	20,350,538
Net income	—	—	—	—	2,033,182	2,033,182	18,467	2,051,649
Dividends to common stocks	—	—	—	—	(336,636)	(336,636)	(2,128)	(338,764)
Change in capital of subsidiaries	—	—	9	—	—	9	(18)	(9)
Net gain on valuation of financial liabilities designated as at FVTPL due to own credit risk	—	—	—	100	—	100	—	100
Changes in other comprehensive income due to redemption of financial liabilities designated as at FVTPL	—	—	—	(4)	4	—	—	—
Net gain (loss) on valuation of financial assets at FVTOCI	—	—	—	2,733	—	2,733	(228)	2,505
Changes in other comprehensive income due to disposal of equity securities at FVTOCI	—	—	—	(1,009)	1,009	—	—	—
Changes in capital due to equity method	—	—	—	2,958	(10,647)	(7,689)	—	(7,689)
Loss on foreign currency translation of foreign operations	—	—	—	(1,929)	—	(1,929)	(2,450)	(4,379)
Loss on valuation of cash flow hedge	—	—	—	(4,646)	—	(4,646)	—	(4,646)
Remeasurement loss related to defined benefit plan	—	—	—	(84,368)	—	(84,368)	(261)	(84,629)
Capital related to assets held for distribution (sale)	—	—	—	(4,145)	—	(4,145)	—	(4,145)
Dividends to hybrid securities	—	—	—	—	(151,194)	(151,194)	—	(151,194)
Issuance of hybrid securities	—	398,707	—	—	—	398,707	—	398,707
Redemption of hybrid securities	—	(254,632)	—	(368)	—	(255,000)	—	(255,000)
Appropriation of retained earnings	—	—	—	208,158	(208,158)	—	—	—

December 31, 2018(*)	3,381,392	3,161,963	285,889	(2,213,970)	17,124,657	21,739,931	213,113	21,953,044

(Continued)

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY—(CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

	Capital Stock	Hybrid securities	Capital surplus	Other equity	Retained earnings	Owners’ equity	Non-controlling interests	Total equity
	(Korean Won in millions)
January 1, 2019	3,381,392	3,161,963	285,889	(2,213,970)	17,124,657	21,739,931	213,113	21,953,044
Exchange of non-controlling interests in hybrid securities	—	(3,161,963)	—	—	—	(3,161,963)	3,161,963	—
Net income	—	—	—	—	1,872,207	1,872,207	165,389	2,037,596
Dividends to common shares	—	—	—	—	(437,626)	(437,626)	(2,014)	(439,640)
Changes in subsidiaries’ capital	—	—	438	—	—	438	(50)	388
Net loss on valuation of financial assets at FVTOCI	—	—	—	(14,101)	—	(14,101)	(40)	(14,141)
Changes in other comprehensive income due to disposal of equity securities at FVTOCI	—	—	—	29,368	(29,368)	—	—	—
Changes in capital due to equity method	—	—	1,153	613	—	1,766	—	1,766
Gain on foreign currency translation of foreign operations	—	—	—	91,748	—	91,748	10,033	101,781
Loss on valuation of cash flow hedge	—	—	—	(1,823)	—	(1,823)	—	(1,823)
Remeasurement loss related to defined benefit plan	—	—	—	(34,251)	—	(34,251)	(397)	(34,648)
Comprehensive stock exchange(Note 1)	229,946		351,663	—	—	581,609	—	581,609
Acquisition of subsidiaries	—	—	—	—	—	—	69,534	69,534
New stocks issue cost	—	—	(12,848)	—	—	(12,848)	—	(12,848)
Net increase of treasury stocks	—	—	—	4,245	—	4,245	—	4,245
Dividends to hybrid securities	—	—	—	—	(4,362)	(4,362)	(134,421)	(138,783)
Issuance of hybrid securities	—	997,544	—	—	—	997,544	658,470	1,656,014
Redemption of hybrid securities	—	—	—	(277)	—	(277)	(159,618)	(159,895)
Appropriation of retained earnings	—	—	—	368	(368)	—	—	—
Other changes in consolidated capital	—	—	—	(111,242)	(625)	(111,867)	—	(111,867)

December 31, 2019(*)	3,611,338	997,544	626,295	(2,249,322)	18,524,515	21,510,370	3,981,962	25,492,332

(Continued)

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY—(CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

	Capital Stock	Hybrid securities	Capital surplus	Other equity	Retained earnings	Owners’ equity	Non-controlling interests	Total equity
	(U.S dollars in thousands) (Note 2)
January 1, 2019	2,926,345	2,736,446	247,416	(1,916,028)	14,820,127	18,814,306	184,434	18,998,740
Exchange of non-controlling interests in hybrid securities	—	(2,736,446)	—	—	—	(2,736,446)	2,736,446	—
Net income	—	—	—	—	1,620,257	1,620,257	143,132	1,763,389
Dividends to common shares	—	—	—	—	(378,733)	(378,733)	(1,743)	(380,476)
Changes in subsidiaries’ capital	—	—	379	—	—	379	(43)	336
Net loss on valuation of financial assets at FVTOCI	—	—	—	(12,203)	—	(12,203)	(35)	(12,238)
Changes in other comprehensive income due to disposal of equity securities at FVTOCI	—	—	—	25,416	(25,416)	—	—	—
Changes in capital due to equity method	—	—	998	531	—	1,529	—	1,529
Gain on foreign currency translation of foreign operations	—	—	—	79,401	—	79,401	8,683	88,084
Loss on valuation of cash flow hedge	—	—	—	(1,578)	—	(1,578)	—	(1,578)
Remeasurement loss related to defined benefit plan	—	—	—	(29,641)	—	(29,641)	(344)	(29,985)
Comprehensive stock exchange(Note 1)	199,002		304,338	—	—	503,340	—	503,340
Acquisition of subsidiaries	—	—	—	—	—	—	60,177	60,177
New stocks issue cost	—	—	(11,119)	—	—	(11,119)	—	(11,119)
Net increase of treasury stocks	—	—	—	3,674	—	3,674	—	3,674
Dividends to hybrid securities	—	—	—	—	(3,775)	(3,775)	(116,331)	(120,106)
Issuance of hybrid securities	—	863,301	—	—	—	863,301	569,857	1,433,158
Redemption of hybrid securities	—	—	—	(240)	—	(240)	(138,139)	(138,379)
Appropriation of retained earnings	—	—	—	318	(318)	—	—	—
Other changes in consolidated capital	—	—	—	(96,272)	(541)	(96,813)	—	(96,813)

December 31, 2019(*)	3,125,347	863,301	542,012	(1,946,622)	16,031,601	18,615,639	3,446,094	22,061,733

(*)

The consolidated statements of changes in equity for the years ended December 31, 2018 and 2019 were prepared in accordance with IFRS 9; however, the comparative consolidated statement of changes in equity for the year ended December 31, 2017 was not retrospectively restated in accordance with IFRS 9.

See accompanying notes

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

	Korean Won			U.S. Dollars
	2017(*)	2018 (Note 42)(*)	2019(*)	2019(*)
	(in millions)			(in thousands) (Note 2)
Cash flows from operating activities:
Net income	1,530,088	2,051,649	2,037,596	1,763,389
Adjustments to net income:
Income tax expense	419,418	753,223	685,453	593,209
Interest income	(8,550,687)	(9,684,499)	(10,576,770)	(9,153,414)
Interest expense	3,330,037	4,033,548	4,683,064	4,052,846
Dividend income	(124,992)	(90,552)	(107,959)	(93,431)

	(4,926,224)	(4,988,280)	(5,316,212)	(4,600,790)

Additions of expenses not involving cash outflows:
Impairment loss due to credit loss	785,133	329,574	374,244	323,881
Loss on valuation of financial instruments at FVTPL (IAS39)	15,267	—	—	—
Loss on financial assets at FVTOCI	—	1,053	1,375	1,189
Loss on derivatives (designated for hedge)	109,569	36,483	3,686	3,190
Loss on fair value hedge	—	17,299	86,214	74,612
Loss on other provisions	107,028	28,350	129,682	112,230
Loss on valuation of investments in joint ventures and associates	185,020	22,772	19,778	17,117
Loss on disposal of investments in joint ventures and associates	38,713	2,931	—	—
Retirement benefit	142,902	142,712	165,125	142,904
Depreciation and amortization	235,795	272,550	505,718	437,662
Loss on disposal of premises and equipment, intangible assets and other assets	9,994	1,160	3,433	2,970
Impairment loss on premises and equipment, intangible assets and other assets	390	87	28,295	24,487

	1,629,811	854,971	1,317,550	1,140,242

Deductions of income not involving cash inflows:
Gain on valuation of financial assets at FVTPL (IFRS 9)	—	(215,711)	(246,175)	(213,046)
Gain on redemption of debentures	—	(1,597)	—	—
Gain on securities at FVTOCI	—	(3,100)	(12,390)	(10,723)
Gain on AFS financial assets	(192,708)	—	—	—
Gain on securities at amortized cost	—	(431)	—	—
Gain on derivatives (designated for hedge)	(122)	(35,810)	(126,651)	(109,607)
Gain on fair value hedge	(53,532)	(42,797)	(231)	(200)
Gain on other provisions	(2,567)	(2,014)	(3,302)	(2,858)
Gain on valuation of investments in joint ventures and associates	(83,506)	(25,791)	(103,775)	(89,810)
Gain on disposal of investments in joint ventures and associates	(39,932)	(50,511)	—	—
Gain on disposal of premises and equipment, intangible assets and other assets	(5,028)	(30,278)	(1,632)	(1,412)
Reversal of impairment loss on premises and equipment, intangible assets and other assets	(666)	(761)	(103)	(89)

	(378,061)	(408,801)	(494,259)	(427,745)

Changes in operating assets and liabilities:
Financial instruments at FVTPL (IFRS 9)	—	670,872	(506,772)	(438,574)
Financial instruments at FVTPL (IAS 39)	(583,068)	—	—	—
Loans and other financial assets at amortized cost	—	(15,718,714)	(11,265,714)	(9,749,644)
Loans and receivables	(9,647,563)	—	—	—
Other assets	35,953	32,328	86,237	74,632
Deposits due to customers	13,634,873	13,995,747	15,407,222	13,333,814
Provisions	(122,711)	(11,920)	(63,751)	(55,172)
Net defined benefit liability	(46,789)	(135,313)	(293,008)	(253,577)
Other financial liabilities	(7,966,786)	7,411,617	(4,719,399)	(4,084,292)
Other liabilities	(27,550)	96,900	30,693	26,563

	(4,723,641)	6,341,517	(1,324,492)	(1,146,250)

(Continued)

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS—(CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

	Korean Won			U.S. Dollars
	2017(*)	2018 (Note 43)(*)	2019(*)	2019(*)
	(in millions)			(in thousands) (Note2)
Cash received from operating activities:
Interest income received	8,570,715	9,617,201	10,478,357	9,068,245
Interest expense paid	(3,404,608)	(3,847,275)	(4,383,916)	(3,793,956)
Dividends received	127,343	90,651	107,940	93,414
Income tax paid	(404,428)	(551,560)	(552,215)	(477,901)

	4,889,022	5,309,017	5,650,166	4,889,802

Net cash provided by (used in) operating activities	(1,979,005)	9,160,073	1,870,349	1,618,648

Cash flows from investing activities:
Cash in-flows from investing activities:
Disposal of financial assets at FVTPL (IFRS 9)	—	11,919,335	11,357,056	9,828,694
Disposal of financial assets at FVTOCI	—	9,146,307	14,303,197	12,378,362
Disposal of AFS financial assets	24,912,752	—	—	—
Redemption of securities at amortized cost	—	9,426,757	8,709,947	7,537,817
Redemption of HTM financial assets	8,587,092	—	—	—
Disposal of investments in joint ventures and associates	70,180	51,435	30,098	26,048
Disposal of subsidiaries	203	—	—	—
Disposal of investment properties	418	3,512	193	167
Disposal of premises and equipment	7,428	5,545	7,735	6,694
Disposal of intangible assets	1,188	9,199	939	813
Disposal of assets held for distribution (sale)	24,808	80,347	5,608	4,853

	33,604,069	30,642,437	34,414,773	29,783,448

Cash out-flows from investing activities:
Net cash out-flows of business combination	—	(134,967)	(296,813)	(256,870)
Acquisition of financial assets at FVTPL (IFRS 9)	—	(12,322,160)	(11,823,630)	(10,232,479)
Acquisition of financial assets at FVTOCI	—	(13,275,429)	(23,775,062)	(20,575,562)
Acquisition of AFS financial assets	(19,674,346)	—	—	—
Acquisition of securities at amortized cost	—	(15,622,847)	(6,092,078)	(5,272,244)
Acquisition of HTM financial assets	(11,521,065)	—	—	—
Acquisition of investments in joint ventures and associates	(143,161)	(48,272)	(389,096)	(336,734)
Acquisition of investment properties	(9,872)	(15,195)	(70,346)	(60,879)
Acquisition of premises and equipment	(162,245)	(118,668)	(429,547)	(371,741)
Acquisition of intangible assets	(195,929)	(176,067)	(126,342)	(109,340)
Cash out-flow related to derivatives designated for hedging	(13,742)	—	—	—

	(31,720,360)	(41,713,605)	(43,002,914)	(37,215,849)

Net cash provided by (used in) investing activities	1,883,709	(11,071,168)	(8,588,141)	(7,432,401)

Cash flows from financing activities:
Cash in-flows from financing activities:
Increase in borrowings	9,057,999	9,606,126	14,467,287	12,520,370
Issuance of debentures	18,438,221	21,505,849	25,510,713	22,077,640
Issuance of hybrid securities	559,565	398,707	1,656,014	1,433,158
Capital increase of subsidiaries	35,841	—	—	—
Retirement of treasury stocks	—	—	760,101	657,811

	28,091,626	31,510,682	42,394,115	36,688,979

(Continued)

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS—(CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

	Korean Won			U.S. Dollars
	2017(*)	2018 (Note 43)(*)	2019(*)	2019(*)
	(in millions)			(in thousands) (Note2)
Cash out-flows from financing activities:
Cash out-flows from hedging activities	—	—	(5,520)	(4,777)
Decrease in borrowings	(12,692,883)	(8,349,005)	(11,385,530)	(9,853,336)
Redemption of debentures	(13,620,520)	(20,903,518)	(23,651,950)	(20,469,018)
Redemption of lease liabilities	—	—	(217,867)	(188,548)
New stock issue cost	—	—	(17,337)	(15,004)
Acquisition of treasury stocks	—	—	(184,164)	(159,380)
Dividends paid	(336,636)	(336,636)	(437,626)	(378,733)
Redemption of hybrid securities	(1,323,400)	(255,000)	(160,000)	(138,468)
Dividends paid to hybrid securities	(177,730)	(147,625)	(161,052)	(139,379)
Dividends paid to non-controlling interest	(1,554)	(2,128)	(2,014)	(1,743)
Capital reduction with consideration for non-controlling interest	—	—	(50)	(43)

	(28,152,723)	(29,993,912)	(36,223,110)	(31,348,429)

Net cash provided by (used in) financing activities	(61,097)	1,516,770	6,171,005	5,340,550

Net decrease in cash and cash equivalents	(156,393)	(394,325)	(546,787)	(473,203)
Cash and cash equivalents, beginning of the period	7,591,324	6,908,286	6,747,894	5,839,804
Effects of exchange rate changes on cash and cash equivalents	(526,645)	233,933	191,459	165,693

Cash and cash equivalents, end of the period (Note 6)	6,908,286	6,747,894	6,392,566	5,532,294

(*)

The consolidated statements of cash flows for the years ended December 31, 2018 and 2019 were prepared in accordance with IFRS 9; however, the comparative consolidated statement of cash flows for the year ended December 31, 2017 was not retrospectively restated to apply IFRS 9.

See accompanying notes

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

1. GENERAL

(1)	Summary of the parent company

Woori Financial Group, Inc. (hereinafter referred to the “Group” or the “Parent company”) is primarily aimed at controlling subsidiaries that operate in the financial industry or those that are closely related to the financial industry through the ownership of shares and was established on January 11, 2019 under the Financial Holding Company Act through the comprehensive transfer with shareholders of Woori Bank (hereinafter referred to the “Bank”), Woori FIS Co., Ltd., Woori Finance Research Institute Co., Ltd., Woori Credit Information Co., Ltd., Woori Fund Services Co., Ltd. and Woori Private Equity Asset Management Co. Ltd. The headquarters of the Group is located at 51, Sogong-ro, Jung-gu, Seoul, Korea, and the capital is 3,611,338 million Won as of the end of the current term while the Korea Deposit Insurance Corp. (“KDIC”), the company’s largest shareholder, owns 124,604,797 shares (17.25%) of the company’s stocks issued. The company’s stocks were listed on the Korea Exchange on February 13, 2019, and its American Depository Shares (“ADS”) are also being traded as the underlying common stock on the New York Stock Exchange since the same date.

The details of stock transfer from the company and subsidiaries as of incorporation are as follows (Unit: Number of shares)

Stock transfer company	Total number of issued shares	Exchange ratio per share	Number of Parent company’s stocks
Woori Bank	676,000,000	1.0000000	676,000,000
Woori FIS Co., Ltd.	4,900,000	0.2999708	1,469,857
Woori Finance Research Institute Co., Ltd.	600,000	0.1888165	113,289
Woori Credit Information Co., Ltd.	1,008,000	1.1037292	1,112,559
Woori Fund Service Co., Ltd.	2,000,000	0.4709031	941,806
Woori Private Equity Asset Management Co., Ltd.	6,000,000	0.0877992	526,795

As of August 1, 2019, the parent company acquired a 73% interest in Tongyang Asset Management Co. and changed the name to Woori Asset Management Corp. Also, as of August 1, 2019, the parent company gained 100% control of ABL Asset Management Co., Ltd., added it as a consolidated subsidiary and changed the name to Woori Global Asset Management Co., Ltd. on December 6, 2019.

The parent company paid 598,391 million Won in cash and 42,103,377 new shares of the parent company to acquire 100% interest of Woori Card Co., Ltd. from its subsidiary Woori Bank on September 10, 2019. On the same date, the company also acquired 59.83% interest of Woori Investment Bank Co., Ltd. from Woori Bank with 392,795 million Won in cash.

As of December 30, 2019, the parent company acquired a 67.2% interest (excluding treasury stocks, 51% interest including treasury stocks) in Woori Asset Trust Co., Ltd (formerly Kukje Asset Trust Co., Ltd) and added it as a consolidated subsidiary at the end of 2019.

(2)	The companies and subsidiaries (hereinafter ‘consolidated company’) as of December 31, 2018 and 2019 are as follows:

		Percentage of ownership (%)		Location	Financial statements date of use
Subsidiaries	Main business	December 31, 2018	December 31, 2019
Woori Financial Group Inc.:
Woori Bank	Bank	—	100.0	Korea	December 31
Woori Card Co., Ltd.	Finance	—	100.0	Korea	December 31
Woori Investment Bank Co., Ltd.	Other credit finance business	—	59.8	Korea	December 31
Woori FIS Co., Ltd.	System software development & maintenance	—	100.0	Korea	December 31
Woori Finance Research Institute Co., Ltd.	Other service business	—	100.0	Korea	December 31
Woori Credit Information Co., Ltd.	Credit information	—	100.0	Korea	December 31
Woori Fund Service Co., Ltd.	Finance	—	100.0	Korea	December 31
Woori Asset Trust Co., Ltd.(*1)	Real-estate	—	67.2	Korea	December 31
Woori Asset Management Corp.	Finance	—	73.0	Korea	December 31
Woori Private Equity Asset Management Co., Ltd.	Finance	—	100.0	Korea	December 31
Woori Global Asset Management Co., Ltd.	Finance	—	100.0	Korea	December 31
Woori Bank:
Woori Card Co., Ltd.	Finance	100.0	—	Korea	December 31
Woori Investment Bank Co., Ltd.	Other credit finance business	59.8	—	Korea	December 31
Woori FIS Co., Ltd.	System software development & maintenance	100.0	—	Korea	December 31
Woori Finance Research Institute Co., Ltd.	Other service business	100.0	—	Korea	December 31
Woori Credit Information Co., Ltd.	Credit information	100.0	—	Korea	December 31
Woori Fund Service Co., Ltd.	Finance	100.0	—	Korea	December 31
Woori Private Equity Asset Management Co., Ltd.	Finance	100.0	—	Korea	December 31
Woori America Bank	Finance	100.0	100.0	America	December 31
Woori Global Markets Asia Limited	Finance	100.0	100.0	Hong Kong	December 31
Woori Bank China Limited	Finance	100.0	100.0	China	December 31
AO Woori Bank	Finance	100.0	100.0	Russia	December 31
PT Bank Woori Saudara Indonesia 1906 Tbk	Finance	79.9	79.9	Indonesia	December 31
Banco Woori Bank do Brasil S.A.	Finance	100.0	100.0	Brazil	December 31
Korea BTL Infrastructure Fund	Finance	99.9	99.9	Korea	December 31
Woori Finance Cambodia PLC.	Finance	100.0	100.0	Cambodia	December 31
Woori Finance Myanmar Co., Ltd.	Finance	100.0	100.0	Myanmar	December 31
Wealth Development Bank	Finance	51.0	51.0	Philippines	December 31
Woori Bank Vietnam Limited	Finance	100.0	100.0	Vietnam	December 31
WB Finance Co., Ltd.	Finance	100.0	100.0	Cambodia	December 31
Woori Bank Europe	Finance	100.0	100.0	Germany	December 31
Kumho Trust First Co., Ltd.(*2)	Asset securitization	0.0	0.0	Korea	December 31
Asiana Saigon Inc.(*2)	Asset securitization	0.0	0.0	Korea	December 31
KAMCO Value Recreation First Securitization Specialty Co., Ltd.(*2)	Asset securitization	15.0	15.0	Korea	December 31
Hermes STX Co., Ltd.(*2)	Asset securitization	0.0	0.0	Korea	December 31
BWL First Co., LLC(*2)	Asset securitization	0.0	0.0	Korea	December 31
Deogi Dream Fourth Co., Ltd.(*2)	Asset securitization	0.0	0.0	Korea	December 31
Jeonju Iwon Ltd.(*2)	Asset securitization	0.0	0.0	Korea	December 31
Wonju I one Inc.(*2)	Asset securitization	0.0	0.0	Korea	December 31
Heitz Third Co., Ltd.(*2)	Asset securitization	0.0	0.0	Korea	December 31
Woorihansoop 1st Co., Ltd.(*2)	Asset securitization	0.0	0.0	Korea	December 31
Electric Cable First Co., Ltd.(*2)	Asset securitization	0.0	0.0	Korea	December 31
Woori International First Co., Ltd.(*2)	Asset securitization	0.0	0.0	Korea	December 31
Woori WEBST 1st Co., Ltd.(*2)	Asset securitization	0.0	0.0	Korea	December 31
Wibihansoop 1st Co., Ltd.(*2)	Asset securitization	0.0	0.0	Korea	December 31
Uri QS 1st Co., Ltd.(*2)	Asset securitization	0.0	0.0	Korea	December 31
Uri Display 1st Co., Ltd.(*2)	Asset securitization	0.0	0.0	Korea	December 31
Tiger Eyes 2nd Co., Ltd.(*2)	Asset securitization	0.0	0.0	Korea	December 31
Woori Serveone 1st Co., Ltd.(*2)	Asset securitization	0.0	0.0	Korea	December 31

		Percentage of ownership (%)		Location	Financial statements date of use
Subsidiaries	Main business	December 31, 2018	December 31, 2019
Uri Display 2nd Co., Ltd.(*2)	Asset securitization	0.0	0.0	Korea	December 31
Woori the Colony Unjung Securitization Specialty Co., Ltd.(*2)	Asset securitization	0.0	0.0	Korea	December 31
Woori Dream 1st Co., Ltd.(*2)	Asset securitization	0.0	0.0	Korea	December 31
Woori Dream 2nd Co., Ltd.(*2)	Asset securitization	0.0	0.0	Korea	December 31
Woori H 1st Co., Ltd.(*2)	Asset securitization	0.0	0.0	Korea	December 31
Woori HS 1st Co., Ltd.	Asset securitization	0.0	—	Korea	December 31
Woori HS 2nd Co., Ltd.(*2)	Asset securitization	0.0	0.0	Korea	December 31
Woori Sinnonhyeon 1st Inc.(*2)	Asset securitization	0.0	0.0	Korea	December 31
Woori K 1st Co., Ltd.(*2)	Asset securitization	0.0	0.0	Korea	December 31
Uri S 1st Co., Ltd.(*2)	Asset securitization	0.0	0.0	Korea	December 31
Smart Casting Inc.(*2)	Asset securitization	0.0	0.0	Korea	December 31
Uri Display 3rd Co., Ltd.(*2)	Asset securitization	—	0.0	Korea	December 31
TY 1st Co., Ltd.(*2)	Asset securitization	—	0.0	Korea	December 31
Woori HJ 2nd Co., Ltd.(*2)	Asset securitization	—	0.0	Korea	December 31
Woori-HJ 3rd Co., Ltd.(*2)	Asset securitization	—	0.0	Korea	December 31
Uri K 2nd Co., Ltd.(*2)	Asset securitization	—	0.0	Korea	December 31
Woori KC No.1 Co., Ltd.(*2)	Asset securitization	—	0.0	Korea	December 31
Woori Lake 1st., Ltd.(*2)	Asset securitization	—	0.0	Korea	December 31
Woori QSell 2nd Co., Ltd.(*2)	Asset securitization	—	0.0	Korea	December 31
Quantum Jump the 1st Co., Ltd.(*2)	Asset securitization	—	0.0	Korea	December 31
Quantum Jump the 2nd Co., Ltd.(*2)	Asset securitization	—	0.0	Korea	December 31
Woori BK the 1st Co., Ltd.(*2)	Asset securitization	—	0.0	Korea	December 31
Woori-HC 1st Co., Ltd.(*2)	Asset securitization	—	0.0	Korea	December 31
Wivi Synergy 1st Co., Ltd.(*2)	Asset securitization	—	0.0	Korea	December 31
ATLANTIC TRANSPORTATION 1 S.A.(*2)	Asset securitization	—	0.0	Marshall islands	December 31
Woori Gongdeok First Co., Ltd.(*2)	Asset securitization	—	0.0	Korea	December 31
HD Project Co., Ltd.(*2)	Asset securitization	—	0.0	Korea	December 31
Woori HW 1st Co., Ltd.(*2)	Asset securitization	—	0.0	Korea	December 31
Woori HC 2nd Co., Ltd.(*2)	Asset securitization	—	0.0	Korea	December 31
Woori Dream 3rd Co., Ltd.(*2)	Asset securitization	—	0.0	Korea	December 31
Woori SJS 1st Co., Ltd.(*2)	Asset securitization	—	0.0	Korea	December 31
G5 Pro Short-term Bond Investment Fund 13(*3)	Securities investment and others	100.0	100.0	Korea	December 31
Heungkuk Global Private Placement Investment Trust No. 1(*3)	Securities investment and others	98.5	98.5	Korea	December 31
AI Partners UK Water Supply Private Placement Investment Trust No. 2(*3)	Securities investment and others	97.3	97.3	England	December 31
Consus Sakhalin Real Estate Investment Trust 1st(*3)	Securities investment and others	75.0	75.0	Korea	December 31
Multi Asset Global Real Estate Investment Trust No. 5-2(*3)	Securities investment and others	—	99.0	Korea	December 31
Igis Australia Investment Trust No. 209-1(*3)	Securities investment and others	—	99.4	Korea	December 31
Woori Global Development Infrastructure Synergy Company Private Placement Investment Trust No.1(*3)	Securities investment and others	—	99.9	Korea	December 31
IGIS Global Private Placement Real Estate Fund No. 316-1(*3)	Securities investment and others	—	99.3	Korea	December 31
Principal Guaranteed Trust(*4)	Trust	0.0	0.0	Korea	December 31
Principal and Interest Guaranteed Trust(*4)	Trust	0.0	0.0	Korea	December 31
Multi Asset Global Real Estate Investment Trust No. 5-2:
MAGI No.5 LuxCo S.a.r.l.(*2)	Asset securitization	—	54.6	Luxembourg	December 31
MAGI No.5 LuxCo S.a.r.l.:
ADP 16 Brussels(*2)	Asset securitization	—	0.0	Belgium	December 31
Woori Investment Bank Co., Ltd.:
Dongwoo First Securitization Specialty Co., Ltd.(*2)	Asset securitization	5.0	5.0	Korea	December 31
Seari First Securitization Specialty Co., Ltd.(*2)	Asset securitization	5.0	5.0	Korea	December 31
Seari Second Securitization Specialty Co., Ltd.(*2)	Asset securitization	5.0	5.0	Korea	December 31

		Percentage of ownership (%)		Location	Financial statements date of use
Subsidiaries	Main business	December 31, 2018	December 31, 2019
Namjong 1st Securitization Specialty Co., Ltd.(*2)	Asset securitization	5.0	5.0	Korea	December 31
Bukgeum First Securitization Specialty Co., Ltd.(*2)	Asset securitization	5.0	5.0	Korea	December 31
Bukgeum Second Securitization Specialty Co., Ltd.(*2)	Asset securitization	5.0	5.0	Korea	December 31
WS1909 Securitization Specialty Co., Ltd.(*2)	Asset securitization	—	5.0	Korea	December 31
One Punch Korea the 1st Co., Ltd.(*2).	Asset securitization	—	0.0	Korea	December 31
One Punch blue the 1st Co., Ltd.(*2)	Asset securitization	—	0.0	Korea	December 31
Woori Card Co., Ltd.:
TUTU Finance –WCI Myanmar Co., Ltd.	Finance	100.0	100.0	Myanmar	December 31
Woori Card one of 2017-1 Securitization Specialty Co., Ltd.(*2)	Asset securitization	0.5	0.5	Korea	December 31
Woori Card one of 2017-2 Securitization Specialty Co., Ltd.(*2)	Asset securitization	0.5	0.5	Korea	December 31
Woori Card one of 2018-1 Securitization Specialty Co., Ltd.(*2)	Asset securitization	0.5	0.5	Korea	December 31
WOORI CARD 2019-1 ASSET SECURITIZATION SPECIALTY CO., LTD.(*2)	Asset securitization	—	0.5	Korea	December 31
Woori Private Equity Asset Management Co., Ltd. and Woori Investment Bank Co., Ltd.:
Japanese Hotel Real Estate Private Equity Fund 1(*3)	Securities investment and others	—	45.5	Korea	December 31
Woori Asset Management Corp.:
Woori china convertible bond fund(*3)	Securities investment and others	—	98.6	Korea	December 31
Woori Global Asset Management Co.,Ltd.:
WOORIG China Value Equity (C/C(F))(*3)	Securities investment and others	—	95.1	Korea	December 31
Woori Bank, Woori Investment Bank Co., Ltd and Woori Private Equity Asset Management Co., Ltd.:
Woori Innovative Growth Professional Investment Type Private Investment Trust No.1(*3)	Securities investment and others	—	60.0	Korea	December 31
Woori bank and Woori Investment Bank Co., Ltd.:
Heungkuk Woori Tech Company Private Placement Investment Trust No. 1(*3)	Securities investment and others	98.0	100.0	Korea	December 31

(*1)	As of December 31, 2018, Woori bank held 8.6% interest and hold 67.2% interest as of December 31, 2019 as acquiring 58.6% interests additionally during current period.
(*2)

The entity is a structured entity for the purpose of asset securitization. Although the Group is not a majority shareholder, the Group 1) has the power over the investee, 2) is exposed to or has rights to variable returns from its involvement with the investee, and 3) has the ability to use its power to affect its returns.

(*3)

The entity is a structured entity for the purpose of investment in securities. Although the Group is not a majority shareholder, the Group 1) has the power over the investee, 2) is exposed to or has rights to variable returns from its involvement with the investee, and 3) has the ability to use its power to affect its returns.

(*4)

The entity is a ‘money trust’ under the Financial Investment Services and Capital Markets Act. Although the Group is not a majority shareholder, the Group 1) has the power over the investee, 2) is exposed to or has rights to variable returns from its involvement with the investee, and 3) has the ability to use its power to affect its returns.

(3)	The Group has not consolidated the following entities as of December 31, 2018 and 2019 despite having more than 50% ownership interest:

	As of December 31, 2018
Subsidiaries	Location	Main Business	Percentage of ownership (%)
Golden Bridge NHN Online Private Equity Investment(*)	Korea	Securities Investment	60.0
Mirae Asset Seobu Underground Expressway Professional Investment(*)	Korea	Securities Investment	65.8
Mirae Asset Maps Clean Water Private Equity Investment Trust 7th(*)	Korea	Securities investment	59.7
Kiwoom Yonsei Private Equity Investment Trust(*)	Korea	Securities investment	88.9
Hana Walmart Real Estate Investment Trust 41-1(*)	Korea	Securities investment	89.6
IGIS Europe Private Placement Real Estate Fund No. 163-2(*)	Korea	Securities investment	97.9
IGIS Global Private Placement Real Estate Fund No. 148-1(*)	Korea	Securities investment	75.0
IGIS Global Private Placement Real Estate Fund No. 148-2(*)	Korea	Securities investment	75.0
KB Nongso Sewage Treatment Equipment Private Special Asset(*)	Korea	Securities investment	50.0
Mirae Asset Seoul Ring Expressway Private Special Asset Fund No. 1(*)	Korea	Securities investment	66.2
Hangkang Sewage Treatment Plant Fund(*)	Korea	Securities investment	55.6
Consus KyungJu Green Private Placement Real Estate Fund No. 1(*)	Korea	Securities investment	52.4

(*)	Since the investee is a private equity investment fund, the Group does not have the power over the fund’s activities even though it holds more than 50% of ownership interest.

	As of December 31, 2019
Subsidiaries	Location	Main Business	Percentage of ownership (%)
Golden Bridge NHN Online Private Equity Investment(*)	Korea	Securities Investment	60.0
Mirae Asset Maps Clean Water Private Equity Investment Trust 7th(*)	Korea	Securities Investment	59.7
Kiwoom Yonsei Private Equity Investment Trust(*)	Korea	Securities Investment	88.9
IGIS Europe Private Placement Real Estate Fund No. 163-2(*)	Korea	Securities Investment	97.9
IGIS Global Private Placement Real Estate Fund No. 148-1(*)	Korea	Securities Investment	75.0
IGIS Global Private Placement Real Estate Fund No. 148-2(*)	Korea	Securities Investment	75.0
Mirae Asset Seoul Ring Expressway Private Special Asset Fund No. 1(*)	Korea	Securities Investment	66.7
Hangkang Sewage Treatment Plant Fund(*)	Korea	Securities Investment	55.6
KIM Pocheon-Hwado Highway Infra Private Placement Special Asset Fund(*)	Korea	Securities Investment	55.2

(*)	Since the investee is a private equity investment fund, the Group does not have the power over the fund’s activities even though it holds more than 50% of ownership interest.

(4)

The summarized financial information of the major subsidiaries are as follows. The financial information of each subsidiary was prepared on the basis of consolidated financial statements. (Unit: Korean Won in millions):

	As of and for the year ended December 31, 2018
	Assets	Liabilities	Operating revenue	Net income (loss) attributable to owners	Comprehensive income (loss) attributable to owners
Woori FIS Co., Ltd.	96,260	63,412	271,651	2,840	269
Woori Private Equity Asset Management Co., Ltd.	38,820	1,439	1,713	(2,794)	(2,843)
Woori Finance Research Institute Co., Ltd.	3,891	560	4,708	7	(109)
Woori Card Co., Ltd.	9,987,057	8,305,093	1,371,301	114,767	106,517
Woori Investment Bank Co., Ltd.	2,682,660	2,367,418	205,446	25,552	25,533
Woori Credit Information Co., Ltd.	34,921	6,386	36,883	1,657	1,411
Woori America Bank	2,182,454	1,878,117	90,975	20,510	32,335
Woori Global Markets Asia Limited	517,627	396,216	18,748	5,144	9,647
Woori Bank China Limited	5,470,927	4,953,813	366,973	21,879	19,194
AO Woori Bank	305,521	256,260	19,433	5,163	(3,234)
PT Bank Woori Saudara Indonesia 1906 Tbk	2,355,975	1,853,768	192,719	40,385	27,109
Banco Woori Bank do Brasil S.A.	179,130	149,146	13,971	1,262	(2,326)
Korea BTL Infrastructure Fund	777,437	299	29,760	26,057	26,057
Woori Fund Service Co., Ltd.	14,448	1,440	10,052	1,597	1,597
Woori Finance Cambodia PLC.	93,239	71,133	11,038	2,826	3,676
Woori Finance Myanmar Co., Ltd.	19,340	6,886	4,496	640	(1,256)
Wealth Development Bank	218,134	184,344	13,668	80	(451)
Woori Bank Vietnam Limited	954,580	720,554	48,716	10,710	13,618
WB Finance Co., Ltd.	268,794	225,655	24,310	2,421	2,329
Woori Bank Europe	58,399	311	5	(5,959)	(5,974)
Money trust under the FISCM Act	1,582,765	1,552,594	54,860	259	259
Structured entity for the securitization of financial assets	1,369,745	1,786,869	53,578	4,990	(5,681)
Structured entity for the investments in securities	63,676	142	1,826	(1,299)	(3,009)

	As of and for the year ended December 31, 2019
	Assets	Liabilities	Operating revenue	Net income (loss) attributable to owners	Comprehensive income (loss) attributable to owners
Woori Bank(*1)	348,181,658	325,526,568	22,240,947	1,505,547	1,531,793
Woori Card Co., Ltd.	10,087,342	8,299,175	1,368,234	114,196	111,782
Woori Investment Bank Co., Ltd.	3,398,960	3,031,622	204,655	53,358	52,095
Woori FIS Co., Ltd.	91,079	55,112	244,923	3,107	3,119
Woori Finance Research Institute Co., Ltd.	5,447	1,999	5,452	160	117
Woori Credit Information Co., Ltd.	37,872	7,948	39,118	1,698	1,389
Woori Fund Service Co., Ltd.	16,852	2,109	11,071	1,735	1,735
Woori Asset Trust Co., Ltd.(*2)	139,839	45,410	—	—	—
Woori Asset Management Corp.(*2)	113,037	6,301	9,204	1,720	2,544
Woori Private Equity Asset Management Co., Ltd.	38,243	2,985	4,152	(2,087)	(2,124)
Woori Global Asset Management Co., Ltd.(*2)	32,807	3,230	3,588	(1,360)	(1,360)

(*1)	The amount is prepared based on the consolidated financial statements of Woori Bank (reflecting the classification of profit or loss of the discontinued operation).
(*2)

The income or loss information of Woori Asset Management Corp. and Woori Global Asset Management Co., Ltd. are prepared based on the income or loss from August 1, 2019, the date on which the power was obtained, to December 31, 2019. In addition, the Group acquired Woori Asset Trust Co., Ltd on December 30, 2019, thus the income or loss information of Woori Asset Trust Co., Ltd are not included.

(5)	The financial support that the Group provides to consolidated structured entities is as follows:

•	Structured entity for asset securitization

The structured entity which is established for the purpose of securitization of project financing loans, corporate bonds, and other financial assets. The Group is involved with the structured entity through provision of credit facility over asset-backed commercial papers issued by the entity, originating loans directly to the structured entity, or purchasing 100% of the subordinated debts issued by the structured entity.

•	Structured entity for the investments in securities

The structured entity is established for the purpose of investments in securities. The Group acquires beneficiary certificates through its contribution of funding to the structured entity by the Group, and it is exposed to the risk that it may not be able to recover its fund depending on the result of investment performance of asset managers of the structured entity.

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

As of December 31, 2019, the Group provides 2,241,640 million Won of credit facilities for the structured entities mentioned above.

(6)

The Group has entered into various agreements with structured entities such as asset securitization, structured finance, investment fund, and monetary trust. The characteristics and the nature of risks related to unconsolidated structured entities over which the Group does not have control in accordance with IFRS 10 are as follows:

The ownership interests on unconsolidated structured entities that the Group hold are classified into asset securitization vehicles, structured finance, investment fund and real-estate trust, based on the nature and the purpose of the structured entities.

Unconsolidated structured entities classified as ‘asset securitization vehicles’ are entities that issue asset-backed securities, pay the principal and interest or distributes dividends on asset-backed securities through borrowings or profits from the management, operation and sale of securitized assets. The Group transfers related risks by the purchase commitments of asset-backed securities or issuance of asset-backed securities through credit grants, and the structured entities recognize related interest or fee revenue. There are entities that provide additional funding and conditional debt acquisition commitments before the Group’s financial support, but the Group is still exposed to losses arising from the purchase of financial assets issued by the structured entities when it fails to renew the securities.

Unconsolidated structured entities classified as ‘structured financing’ include real estate project financing investment vehicle, social overhead capital companies, and special purpose vehicles for ship (aircraft) financing. Each entity is incorporated as a separate company with a limited purpose in order to efficiently pursue business goals. ‘Structured financing’ is a financing method for large-scale risky business, with investments made based on feasibility of the specific business or project, instead of credit of business owner or physical collaterals. The investors receive profits from the operation of the business. The Group recognizes interest revenue, profit or loss from assessment or transactions of financial instruments, or dividend income. With regard to uncertainties involving structured financing, there are entities that provide financial support such as additional fund, guarantees and prioritized credit grants prior to the Group’s intervention, but the Group is exposed to possible losses due to loss of principal from reduction in investment value or irrecoverable loans arising from failure to collect scheduled cash flows and cessation of projects.

Unconsolidated structured entities classified as ‘investment funds’ include investment trusts and private equity funds. An investment trust orders the investment and operation of funds to the trust manager in accordance with trust contract with profits distributed to the investors. Private equity funds finances money required to acquire equity securities to enable direction of management and/or improvement of ownership structure, with profit distributed to the investors. The Group recognizes pro rata amount of valuation gain or loss on investment and dividend income as an investor and may be exposed to losses due to reduction in investment value.

‘Real estate trust’ is to be entrusted the underlying property for the purpose of managing, disposing, operating or developing from the consignor who owns the property and distributes the proceeds achieved through the trust to the beneficiary. When the consignee does not fulfill his or her important obligations in the trust contract or it is, in fact, difficult to run the business, the Group may be exposed to the threat of compensating the loss.

The total assets of the unconsolidated structured entity held by the Group, the carrying amount of the items recognized in the financial statements, the maximum loss exposure, and the losses from the unconsolidated structured entity are as follows. The maximum loss exposure includes the amount of investment recognized in the financial statements and the amount that is likely to be confirmed in the future when satisfies certain conditions by contracts such as purchase arrangements, credit offerings.

	December 31, 2018
	Asset securitization vehicle	Structured finance	Investment funds
Total asset of the unconsolidated structured entities	6,796,235	58,161,494	11,138,822
Assets recognized in the consolidated financial statements related to the unconsolidated structured entities	2,571,835	2,831,842	1,530,767
Financial assets at FVTPL	285,156	70,219	1,197,844
Financial assets at FVTOCI	281,919	48,961	—
Financial assets at amortized cost	2,003,921	2,511,055	71,150
Investments in joint ventures and associates	—	197,393	261,773
Derivative assets	839	4,214	—
Liabilities recognized in the consolidated financial statements related to the unconsolidated structured entities	1,260	905	—
Derivative liabilities	116	248	—
Other liabilities (provisions)	1,144	657	—
The maximum exposure to risks	3,252,329	3,408,271	1,587,325
Investments	2,571,835	2,831,842	1,530,767
Credit facilities	680,494	576,429	56,558
Loss recognized on unconsolidated structured entities	5,764	11,609	13,868

	December 31, 2019
	Asset securitization vehicle	Structured Finance	Investment Funds	Real estate trust
Total asset of the unconsolidated structured entities	8,230,254	62,879,421	18,265,273	152,257
Assets recognized in the consolidated financial statements related to the unconsolidated structured entities	5,128,616	2,982,217	1,411,639	57,928
Financial assets at FVTPL	324,414	28,834	1,109,621	655
Financial assets at FVTOCI	2,006,230	42,305	—	—
Financial assets at amortized cost	2,796,695	2,897,620	120,072	57,273
Investments in joint ventures and associates	—	7,475	181,946	—
Derivative assets	1,277	5,983	—	—
Liabilities recognized in the consolidated financial statements related to the unconsolidated structured entities	184	1,291	—	2,808
Derivative liabilities	—	15	—	—
Other liabilities (provisions)	184	1,276	—	2,808
The maximum exposure to risks	5,561,394	3,532,539	1,457,398	77,117
Investment assets	5,128,616	2,982,217	1,411,639	57,928
Credit facilities	432,778	550,322	45,759	19,189
Loss recognized on unconsolidated structured entities	—	4,660	34,312	5,218

(7)

As of December 31, 2017, 2018 and 2019, the share of non-controlling interests on the net income and equity of subsidiaries in which non-controlling interests are significant are as follows: (Unit: Korean Won in millions):

1) Accumulated non-controlling interests at the end of the reporting period

	December 31, 2018	December 31, 2019
Woori Bank(*)	—	3,660,814
Woori Investment Bank	130,088	151,170
Woori Asset Trust Co., Ltd	—	40,161
Woori Asset Management Corp	—	29,800
PT Bank Woori Saudara Indonesia 1906 Tbk	68,250	83,315
Wealth Development Bank	16,557	18,524

(*)	Hybrid securities issued by Woori Bank

2) Net income attributable to non-controlling interests

	For the year ended December 31
	2017	2018	2019
Woori Bank(*)	—	—	134,421
Woori Investment Bank	8,370	10,262	21,588
Woori Asset Management Corp	—	—	408
PT Bank Woori Saudara Indonesia 1906 Tbk	8,882	8,126	8,502
Wealth Development Bank	648	39	427

(*)	Distribution of the hybrid securities issued by Woori Bank

3) Dividends to non-controlling interests

	For the year ended December 31
	2017	2018	2019
PT Bank Woori Saudara Indonesia 1906 Tbk	1,513	2,082	1,981

2. BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES

(1) Basis of presentation

The Group’s consolidated financial statements are prepared in accordance with Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The Group operates primarily in Korea and its official accounting records are maintained in Korean Won. The United States dollar (“U.S. dollar” or “US$” or “USD”) amounts are provided herein as supplementary information solely for the convenience of readers outside Korea. Korean Won amounts are expressed in U.S. Dollars at the rate of 1,155.5 Korean Won to US$1.00, the noon buying exchange rate in effect on December 31, 2019, as quoted by the Federal Reserve Bank of New York in the United States. Such convenience translation into U.S. Dollars should not be construed as representations that Korean Won amounts have been, could have been, or could in the future be, converted at this or any other rate of exchange.

The significant accounting policies applied in the preparation of consolidated financial statements as of and for the year ended December 31, 2019 are stated below, and the accounting policies applied are identical to ones used in the preparation of previous periods’ consolidated financial statements, except for the effects of adopting new standards or interpretations as explained below.

The consolidated financial statements are prepared at the end of each reporting period in historical cost basis, except for certain non-current assets and financial assets that are either revalued or measured in fair value. Historical cost is generally measured at the fair value of consideration given to acquire assets.

The consolidated financial statements of the Group were approved for the issuance on March 3, 2020 by the Board of Directors, and the final approval will be made in the annual general shareholders’ meeting on March 25, 2020.

1) The standards and interpretations that are newly adopted by the Group during the current period, and the changes in accounting policies thereof are as follows:

•	IFRS 9 ‘Financial Instruments,’ IFRS 7 ‘Financial Instruments: Disclosure’ amendments

The Group has adopted the amendments of IFRS 9 and IFRS 7 for the first time in the current year. The amendments mainly deal with the addition of temporary exceptions from applying specific hedge accounting requirements while the uncertainty arises from interest rate benchmark reform. The amendment requires that for the purpose of determining whether a forecast transaction (or a component thereof) is highly probable, an entity shall assume that the interest rate benchmark on which the hedged cash flows (contractually or non-contractually specified) are based is not altered as a result of interest rate benchmark reform. When applying the prospective assessment, the amendment further requires that an entity shall assume that the hedged risk or the interest rate benchmark on which the hedged item or the hedging instrument is based is not altered as a result of the reform. Additionally, for a hedge of a non-contractually specified benchmark component of interest rate risk, an entity shall apply the requirement that the risk component shall be separately identifiable only at the inception of the hedging relationship. Meanwhile, an entity shall prospectively cease applying the temporary exceptions to a hedged item at the earlier of: (a)when the uncertainty arising from interest rate benchmark reform is no longer present with respect to the timing and the amount of the interest rate benchmark-based cash flows of the hedged item; and (b)when the hedging relationship that the hedged item is part of is discontinued. Note 26 sets out details of the hedge accounting applied by the Group. These amendments will be effective from January 1, 2020 but the Group has applied such amendments in current year as the early adoption is permitted.

•	IFRS 16 Leases

The Group initially applied IFRS 16 on January 1, 2019.

IFRS 16 introduces an accounting model for the single lessee and as a result, the Group, as a lessee, recognizes right-of-use assets which represent a lessee’s right to use an underlying asset and lease liabilities which represent an obligation to make lease payments. An accounting model for the lessor is similar to the previous accounting policy.

The Group recognized the cumulative effects due to the initial application of IFRS 16 on January 1, 2019, which is the date of initial application. Therefore, the comparative financial information applies IAS 17 and IFRIC 4 as reported previously, and was not restated. The details of the changes to the accounting policy are described below.

i) Definition of lease

Previously, the Group determined whether an arrangement is, or contains, a lease on the arrangement date by applying IFRIC 4 ‘Determining whether an arrangement contains a lease’ which focused on ‘risks and consideration’. The Group has started to determine whether the contract is, or contains, a lease, based on the new definition of a lease. Under IFRS 16, a contract determines whether a lease includes control of the use of an underlying asset that is identified in exchange for consideration.

On the date of initial application for IFRS 16, the Group elected to apply a practical expedient which does not require the Group to reassess whether the contract is a lease. The Group applied IFRS 16 only to the contracts that were previously identified as a lease and did not reassess the contracts that were not identified as a lease in line with IAS 17 and IFRIC 4. Therefore, the definition of lease under IFRS 16 is only applicable to contracts that are entered into or modified after January 1, 2019.

For the agreed or revalued date of the contract that contains a lease component, the Group allocates the consideration in the contract to each lease component on the basis of the relative stand-alone price of the lease and non-lease components.

The Group elected not to recognize right-to-use assets and lease liabilities for certain leases of low-value assets (e.g. IT facilities) and short-term leases (less than one year). The Group will recognize the related lease payments as expenses equally over the lease period.

IFRS Interpretations Committee published its interpretation of ‘Lease Period and Lease Improvement Useful Life’ as of December 16, 2019. The Interpretation Committee discussed a question about how to determine the lease term for cancellable or renewable leases and according to the interpretation, the lease term will depend on both the termination penalties in the contract and the broader economics of the contract. Agenda decisions issued by the Interpretations Committee do not have an application date, but are expected to be implemented as soon as possible. The Group is currently assessing the impact of the agenda decision and does not expect a material impact to the financial statements.

ii) Lessee

The Group leases various assets, including buildings, vehicles and IT equipment.

Previously, the Group classified its leases either as operating leases or as finance leases based on whether the lease substantially transfers the risk and reward of owning the underlying assets. According to IFRS 16, the Group recognizes right-of-use assets and lease liabilities for most of its leases, which means most of its leases are presented in the statement of financial position.

For the right-of-use assets that do not satisfy the definition of an investment property, the Group presents those assets as the same item as the item that the corresponding underlying asset would have been presented for. Right-of-use assets that meet the definition of investment properties would be presented as investment properties.

The Group presents lease liability as other financial liabilities in the consolidated statement of financial position.

iii) Transitional provisions on lease

On the date of initial application, a lease classified as an operating lease in accordance with IAS 17 is measured at present value of the remaining lease payments discounted at the incremental borrowing rate of the subsidiary as of January 1, 2019. However, the Group chose an exception that does not apply the lessee’s recognition, measurement and presentation on low value asset leases. The right-of-use asset is measured as follows:

•	The same amount as lease liability (pre-paid or incurred (unpaid) lease payments are adjusted). The Group applies this method to all leases.

When the Group applies IFRS 16 to the leases classified as operating leases in accordance with IAS 17, following practical expedients are used:

•	Opening direct costs are excluded from the measurement of the right-of-use asset at the date of initial application.

•

An entity should apply IAS 37 ‘Provisions, Contingent Liabilities and Contingent Assets’ right before the date of initial application to determine whether a lease is a loss-bearing contract and therefore conduct an impairment review.

•	The right-of-use assets and lease liabilities are not recognized for short-term leases (residual term less than a year)

•	If the contract includes a lease extension or exit option, use hindsight to determine the lease term.

iv) Impacts to the financial statements

a) Impacts at date of initial application

At the date of initial application of IFRS 16, the Group additionally recognized the right-of-use assets and lease liabilities, and the impacts as of January 1, 2019 are as follows (Unit: Korean Won in millions):

January 1, 2019
Right-of-use assets presented as premises and equipment(*)	435,791
Lease liability(*)	377,030

(*)	The differences have occurred due to prepaid, unpaid lease payment, transfer, etc. and there is no effect on retained earnings.

When measuring lease liabilities for leases that were previously classified as operating lease, the Group used its incremental borrowing rate as of January 1, 2019 as the discount rate. The applied weighted-average incremental borrowing rate is 2.0~5.6%.

January 1, 2019
Operating leases as of December 31, 2018	398,147
- Application of exemption rule for low value assets leases	(616)
- Application of exemption rule for leases with remaining terms are less than 12 months at the time of transition	(187)
Operating lease agreement after subtraction of exemption rule applied items as of December 31, 2018	397,344

Amount discounted with incremental borrowing rate at the date of initial application(January 1, 2019)	377,030

Lease liabilities recognized at the date of initial application(January 1, 2019)	377,030

b) Impacts during the transition

The Group recognized depreciation expenses and interest expenses instead of the operating lease expenses for the leases in line with IFRS 16. The Group recognized depreciation expenses of 229,727 million Won and interest expenses of 9,086 million Won for the lease for the year ended December 31, 2019.

3) It is believed that the following issued, revised standards will not have a significant impact on the Group.

•	IFRIC 23 Uncertainty over Income Tax Treatments (Issued)

•	IFRS 9 Financial Instruments (Revised)

•	IAS 28 Investment in Associates and Joint Ventures (Revised)

•	IAS 19 Employee Benefits (Revised)

•	IFRS 15 Revenue from Contracts with Customers (Revised)

•	Annual Improvements to IFRSs 2015-2017 Cycle

The annual improvements include partial amendments of IAS 12 ‘Income Tax,’ IAS 23 ‘Borrowing Costs,’ IFRS 3 ‘Business Combination’ and IFRS 11 ‘Joint Arrangements.

2) The details of IFRSs that have been issued and published as of the date of issue approval of financial statements but have not yet reached the effective date, and which the Group has not applied at an earlier date are as follows:

•	Revised Conceptual Framework for Financial Reporting

•	Revised IFRS 3 ‘Business Combinations’

•	Revised IAS 1 ‘Presentation of Financial Statements’ and IAS 8 ‘Accounting policies, Changes in Accounting Estimates and Errors’

It will be applied to period beginning on or after January 1, 2020. It is believed that revised standards listed above, will not have a significant impact on the Group.

3) The standards and interpretations that are newly adopted by the Group during the previous period, and the changes in accounting policies thereof are as follows:

•	Adoption of IFRS 9 – Financial instruments

The Group initially applied IFRS 9 and related amendments made to other standards during the previous period, with January 1, 2018 as the date of initial application. IFRS 9 introduces new rules on: 1) classification and measurement of financial assets and financial liabilities, 2) impairment of financial assets, and 3) hedge accounting. Additionally, the Group adopted consequential amendments to IFRS 7 Financial Instruments: Disclosures that were applied to the disclosures for 2018.

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

The Group may make an irrevocable election to present in other comprehensive income subsequent changes in the fair value of an investment in an equity instrument within the scope of this standard that is neither held for trading nor is a contingent consideration recognized by an acquirer in a business combination to which IFRS 3 applies.

At initial recognition, financial assets at amortized cost or FVTOCI may be irrevocably designated as financial assets at fair value through profit or loss mandatorily measured at fair value if doing so eliminates or significantly reduces a measurement or recognition inconsistency.

As of the date of initial application of IFRS 9, there are no debt instruments classified either as financial assets at amortized cost or FVTOCI that are designated as financial assets at fair value through profit or loss.

When debt instruments measured at FVTOCI are derecognized, the cumulative gain or loss recognized in other comprehensive income is reclassified from equity to profit or loss as a reclassification adjustment. On the other hand, for equity instruments designated as financial assets at fair value through other comprehensive income, cumulative gains or losses previously recognized in other comprehensive income are subsequently reclassified to retained earnings. Debt instruments measured subsequently at amortized cost or at FVTOCI are subject to impairment.

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

The Group is required to recognize the expected credit losses for financial instruments measured at amortized cost or FVTOCI (debt instrument), and unused loan commitments and financial guarantee contracts that are subject to the impairment provisions of IFRS 9. In particular, IFRS 9 requires the Group to measure the loss allowance for a financial instrument at an amount equal to the lifetime expected credit losses (ECL) if the credit risk on that financial instrument has increased significantly since initial recognition, or if the financial instrument is a purchased or originated credit-impaired financial asset. If the credit risk of a financial instruments does not increase significantly after initial recognition (excluding “purchased or originated credit-impaired loans” - for financial assets already impaired at initial recognition), the Group measures the loss allowance on the financial instruments at the amount equivalent to the expected 12-month credit loss.

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

	Classification in accordance with IAS 39	Classification in accordance with IFRS 9	Loss allowance in accordance with IAS 39(A)	Loss allowance in accordance with IFRS 9 (B)	Increases (B-A)
Deposit	Loans and receivables	Loans and other financial assets at amortized cost	2,458	3,092	634
Debt securities AFS securities	AFS financial assets	Financial assets at FVTOCI	—	4,236	4,236
HTM securities	HTM financial assets	Securities at amortized cost	—	5,078	5,078
Loans and other financial assets	Loans and receivables	Loans and other financial assets at amortized cost	1,827,785	2,076,873	249,088
Payment guarantee			183,247	192,924	9,677
Loan commitment			66,115	104,985	38,870

Total			2,079,605	2,387,188	307,583

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

(2) Basis of consolidated financial statement presentation

The consolidated financial statements incorporate the financial statements of the Group and the entities (including structured entities) controlled by the Group. Control is achieved where the Group 1) has the power over the investee, 2) is exposed, or has rights, to variable returns from its involvement with the investee, and 3) has the ability to use its power to affect its returns. The Group reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control listed above.

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

Income and expenses of subsidiaries acquired or disposed of during the year are included in the consolidated statement of comprehensive income from the date the Group gains control until the date when the Group ceases to control the subsidiary. The carrying amount of the non-controlling interest after the acquisition is the amount initially recognized plus the amount of proportionate interest of the non-controlling interest in the changes in equity since the acquisition. Total comprehensive income of subsidiaries is attributed to the owner of the Group and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance.

Where necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with the Group’s accounting policies.

All intra-group transactions and, related assets and liabilities, income and expenses are eliminated in full on consolidation.

Non-controlling interest of a subsidiary are separately identified from the equity of the Group. Non-controlling interests that are present ownership interests and entitle their holders to a proportionate share of the entity’s net assets in the event of liquidation may be initially measured either at fair value or at the non-controlling interests’ proportionate share of the recognized amounts of the acquiree’s identifiable net assets. The choice of measurement basis is made on a transaction-by-transaction basis. Other types of non-controlling interests are measured at fair value. The carrying amount of the non-controlling interest after the acquisition is the amount initially recognized with the amount entitled to the proportionate interest of the non-controlling interest when there are changes in equity since the acquisition. Total comprehensive income of subsidiaries is attributed to the owner of the Group and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance.

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

At the acquisition date, the acquiree’s identifiable acquires assets, liabilities and contingent liabilities that meet the condition for recognition under IFRS 3 are recognized at their fair value, except for the followings:

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

•	non-current assets (or disposal groups) that are classified as held for sale are measured in accordance with IFRS 5 ‘Non-current Assets Held for Sale and Discontinued Operations’

Any excess of the sum of the consideration transferred, the amount of any non-controlling interest in the acquiree and the fair value of the Group’s previously held equity interest (if any) in the acquiree over the net of identifiable assets and liabilities assumed of the acquiree at the acquisition date is recognized as goodwill.

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

If the initial accounting for a business combination is not completed by the end of the reporting period in which the business combination occurred, the Group reports in consolidated financial statements the provisional amount of items that have not been accounted for. If there is new information about the facts and circumstances that existed as of the acquisition date during the measurement period (see above), the Group retrospectively adjusts the provisional amounts recognized at the acquisition date or recognizes additional assets and liabilities to reflect the information that would have affected the measurement of the amount recognized at the acquisition date if it had already known at the acquisition date.

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

The net income of current period and the assets and liabilities of the joint ventures and associates are incorporated in these consolidated financial statements using the equity method of accounting, except when the investment is classified as held for sale, in which case it is accounted for in accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations. Under the equity method, an investment in the joint ventures and associates is initially recognized in the consolidated statements of financial position at cost and adjusted thereafter to recognize the Group’s share of the net assets of the joint ventures and associates and any impairment. When the Group’s share of losses of the joint ventures and associates exceeds the Group’s interest in the associate, the Group discontinues recognizing its share of further losses. Additional losses are recognized only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the joint ventures and associates.

Investment in joint ventures and associates are accounted for and applied with the equity method from the time the investee becomes an associate or a joint venture.

Any excess of the cost of acquisition over the Group’s share of the net fair value of the identifiable assets, liabilities and contingent liabilities of the joint ventures and associates recognized at the date of acquisition is recognized as goodwill, which is included within the carrying amount of the investment. Any excess of the Group’s share of the net fair value of the identifiable assets, liabilities and contingent liabilities over the cost of acquisition exists after the review, it is recognized immediately in net income.

The requirements of IAS 28- Investments in Associates and Joint Ventures to determine whether there has been a loss event are applied to identify whether it is necessary to recognize any impairment loss with respect to the Group’s investment in the joint ventures and associates. When necessary, the entire carrying amount of the investment (including goodwill) is tested for impairment in accordance with IAS 36- Impairment of Assets as a single asset by comparing its recoverable amount (higher of value in use and fair value less costs to sell) with its carrying amount. Any impairment loss recognized is not allocated to any asset (including goodwill), which forms part of the carrying amount of the investment. Any reversal of that impairment loss is recognized in accordance with IAS 36 to the extent that the recoverable amount of the investment subsequently increases.

The Group ceases to use the equity method from the time it fails meet the definition of an associate or a joint venture. Upon a loss of significant influence over the joint ventures and associates, the Group discontinues the use of the equity method and measures at fair value of any investment that the Group retains in the former joint ventures and associates from the date when the Group loses significant influence. The fair value of the investment is regarded as its fair value on initial recognition as a financial asset in accordance with IFRS 9 Financial Instruments; Recognition and Measurement. The Group recognized differences between the carrying amount and fair value in net income and it is included in determination of the gain or loss on disposal of joint ventures and associates. The Group accounts for all amounts recognized in other comprehensive income in relation to that joint ventures and associates on the same basis as would be required if the joint ventures and associates had directly disposed of the related assets or liabilities. Therefore, if a gain or loss previously recognized in other comprehensive income by an associate or a joint venture would be reclassified to net income on the disposal of the related assets or liabilities, the Group reclassifies the gain or loss from equity to net income as a reclassification adjustment.

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

The Group applies IFRS 9 ‘Financial Instruments’, including the impairment requirements, to its long-term investment interests in associates and joint ventures that form part of its net investment without applying the equity method. In addition, when applying IFRS 9 to long-term investments, the Group does not consider adjustments to the carrying amount required by IAS 28. Examples of such adjustments include an impairment assessment or an adjustment to the carrying amount of the long-term investment interest resulting from the allocation of losses to the investee in accordance with IAS 28.

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

The Group accounts for the assets, liabilities, revenues and expenses relating to its interest in a joint operation in accordance with the IFRSs and IASs applicable to the particular assets, liabilities, revenues and expenses.

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

(6) Revenue recognition

IFRS 15 requires the recognition of revenues based on transaction price allocated to the performance obligation when or as the Group performs that obligation to the customer. Since revenues other than those from contracts with customers, such as interest revenue and loan origination fee (cost), are measured through effective interest rate method.

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

The Group is recognizing revenue by major sources as shown below:

1) Fees and commission received for brokerage

The fees and commission received for agency are the amount of consideration or fee expected to be entitled to receive in return for providing goods or services to the other parties with the Group acting as an agency, such as in the case of sales of bancassurance and beneficiary certificates. The majority of these fees and commission received for brokerage are from the business activities relevant to Banking segment.

2) Fees and commission received related to credit

The fees and commission received related to credit mainly include the lending fees received from the loan activity and the fees received in the L/C transactions. Except for the fees and commission accounted for in calculating the effective interest rate, it is generally recognized when the performance obligation has been performed. The majority of these fees and commission received related to credit are from the business activities relevant to Banking, Credit card and Investment banking segment.

3) Fees and commission received for electronic finance

The fees and commission received for electronic finance include fees received in return for providing various kinds of electronic financial services through firm-banking and CMS. These fees are recognized as revenue immediately upon the completion of services. The majority of these fees and commission received for electronic finance are from the business activities relevant to Banking and Investment banking segment.

4) Fees and commission received on foreign exchange handling

The fees and commission received on foreign exchange handling consist of various fees incurred when transferring foreign currency. The point of processing the customer’s request is the time when performance obligation is satisfied, and revenue is immediately recognized when fees and commission are received after requests are processed. The business activities relevant to these fees and commission received on foreign exchange handling are substantially attributable to Banking segment.

5) Fees and commission received on foreign exchange

The fees and commission received on foreign exchange consist of fees related to the issuance of various certificates, such as exchange, import and export performance certificates, purchase certificates, etc. The point of processing the customer’s request is the time when performance obligation is satisfied, and revenue is immediately recognized when fees and commission are received after requests are processed. The business activities relevant to these fees and commission received on foreign exchange are substantially attributable to Banking segment.

6) Fees and commission received for guarantee

The fees and commission received for guarantee include the fees received for the various warranties. The activities related to the warranty consist mainly of performance obligations satisfied over time and fees and commission are recognized over the guarantee period. The business activities relevant to these fees and commission received for guarantee are substantially attributable to Banking segment.

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

8) Fees and commission received on securities business

The fees and commission received on securities business consist mainly of fees and commission for the sale of beneficiary certificates, and these fees are recognized when the beneficiary certificates are sold to customers. The business activities relevant to these fees and commission received on securities business are substantially attributable to Banking and Investment banking segment.

9) Fees and commission from trust management

The fees and commission from trust management consist of fees and commission received in return for the operation and management services for entrusted assets. These operation and management services are performance obligations satisfied over time, and revenue is recognized over the service period. Among the fees and commission from trust management, variable considerations such as profit commission that are affected by the value of entrusted assets and base return of the future periods are recognized as revenue when limitations to the estimates are lifted. The majority of these fees and commission received for brokerage are from the business activities relevant to Banking segment.

10) Fees and commission received on credit Information

The fees and commission received on credit Information are composed of the fees and commission received by performing credit investigation and proxy collection services. Credit investigation fees and commission are the amount received in return for verifying the information requested by the customer and are recognized as revenue at the time the verification is completed. Proxy collection service fees are recognized by multiplying the applicable rate to the collected amount at the time when collection services are completed. The majority of these fees and commission received for brokerage are from the business activities relevant to other segment.

11) Other fees

Other fees are usually fees related to remittances, but include fees related to various other services provided to customers by the Group. These fees are recognized when transactions occur at the customers’ request and services are provided, at the same time when commission are received. These other fees occur across all operating segments.

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

Adjustments to fair value of identifiable assets and liabilities, and goodwill arising from the acquisition of foreign operations will be treated as assets and liabilities of the corresponding foreign operation, and is translated using foreign exchange rates at the end of the period. The foreign exchange differences are recognized in other comprehensive income.

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

(9) Financial assets and financial liabilities

The Group’s accounting policies in accordance with IFRS 9 for the years ended December 31, 2018 and 2019 are as follows:

1) Financial assets

A regular way purchase or sale of financial assets is recognized or derecognized on the trade or settlement date. A regular way purchase or sale is a purchase or sale of a financial asset under a contract whose term requires delivery of the asset within the time frame established generally by regulation or convention in the marketplace concerned.

On initial recognition, financial assets are classified into financial assets at FVTPL, financial assets at FVTOCI, and financial assets at amortized cost according to its business model and contractual cash flows.

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

When evaluating whether contractual cash flows are solely payments of principal and interests, the Group considers the contractual terms of the financial instrument. When a financial asset contains contractual conditions that modify the timing and amount of contractual cash flows, it is required to determine whether contractual cash flows that arise during the remaining life of the financial instrument due to such contractual condition are solely payments of principal and interest. The Group considers the following elements when evaluating the above:

•	Conditions that lead to modification of timing or amount of cash flows

•	Contractual terms that adjust contractual nominal interest, including floating rate features

•	Early payment features and maturity extension features

•	Contractual terms that limit the Group’s claim on cash flows arising from certain assets (e.g. non-recourse feature)

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

2 Financial assets at FVTOCI

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

At initial recognition, financial assets at FVTOCI is measured at its fair value plus any direct transaction cost, and is subsequently measured in fair value. However, for equity instruments that do not have a quotation in an active market and in which fair value cannot be measured reliably, they are measured at cost. The income tax effects related to the changes in fair value except for profit or loss items such as impairment losses (reversals), interest revenue calculated by using effective interest method, and foreign exchange gain or loss about debt instrument are recognized as other comprehensive income until the asset’s disposal. Upon derecognition, the accumulated other comprehensive income is reclassified from equity to net income for FVTOCI (debt instrument), and reclassified within the equity for FVTOCI (equity instruments).

3 Financial assets at amortized cost

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

When the Group exchanges with the existing lender one debt instrument into another one with the substantially different terms, such exchange is accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability. Similarly, the Group accounts for substantial modification of terms of an existing liability or part of it as an extinguishment of the original financial liability and the recognition of a new liability. It is assumed that the terms are substantially different if the discounted present value of the cash flows under the new terms, including any fees paid net of any fees received and discounted using the original effective rate is at least 10 percent different from the discounted present value of the remaining cash flows of the original financial liability

5) Fair value of financial instruments

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

a) Financial assets at FVTPL and Financial assets at FVTOCI

The fair value of equity securities included in financial assets at FVTPL and financial assets at FVTOCI category is recognized in the statement of financial position at its available market price. Debt securities traded in the over-the-counter market are generally recognized at an amount computed by an independent appraiser. When the Group uses the fair value determined by independent appraisers, the Group usually obtains three values from three different appraisers for each financial instrument, and selects the minimum amount without making additional adjustments. For equity securities without marketability, the Group uses the amount determined by the independent appraiser. The Group verifies the prices obtained from appraisers in various ways, including the evaluation of independent appraisers’ competency, indirect verification through comparison between appraisers’ price and other available market information, and reperformed by employees who have knowledge of valuation models and assumptions that appraisers used.

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

c) Adjustment of valuation amount

The Group is exposed to credit risk when a counterparty to a derivative contract does not perform its contractual obligation, and the exposure amount is equal to the amount of derivative asset recognized in the statement of financial position. When the Group earns income through valuation of derivatives, such income is recognized as derivative asset in the statement of financial position. Some of the derivatives are traded in the market, but most of the derivatives are measured at estimated fair value derived from internal valuation models that use observable information in the market. As such, in order to estimate the fair value there should be an adjustment made to incorporate counterparty’s credit risk, and credit risk adjustment is being considered when valuing derivative assets such as over-the counter derivatives. The amount of financial liabilities is also adjusted by the Group’s own credit risk when valuing them.

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

The comparative financial statements for the year ended December 31, 2017 are prepared in accordance with IAS 39 as follows:

1) Financial assets

A regular way purchase or sale is a purchase or sale of a financial asset under a contract whose term requires delivery of the asset within the time frame established generally by regulation or convention in the marketplace concerned.

On initial recognition, financial assets are classified into held-for-trading, designated as at fair value through profit or loss (“FVTPL”), Available-for-sale (“AFS”) financial assets, held-to-maturity (“HTM”) investments and loans and receivables.

a) Financial assets at FVTPL

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

b) AFS financial assets

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

c) HTM financial assets

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

d) Loans and receivables

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

(12) Premises and equipment

Premises and equipment are stated at cost less accumulated depreciation and accumulated impairment losses. The cost of an item of premises and equipment is expenditure directly attributable to their purchase or construction, which includes any cost directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management. It also includes the initial estimate of costs of dismantling and removing the item and restoring the site on which it is located.

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

Useful life
Buildings used for business purpose	35 to 57 years
Structures in leased office	4 to 5 years
Properties for business purpose	4 to 5 years
Right-of-use assets	Useful lives of the same kind or similar other premises and equipment

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

Useful life
Industrial property rights	10 years
Development costs	5 years
Software and others	4 to 10 years

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

Goodwill resulting from an acquisition of a business is carried at cost as established at the date of acquisition of the business less accumulated impairment losses, if any.

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

(15) Leases

As the Group applied IFRS 16 using the revised retrospective method, the comparative financial information has not been prepared. The Group also applied IAS 17 and IFRIC 4. The accounting policies in accordance with IAS 17 and IFRIC 4 are separately disclosed.

1) Accounting policy applied as of January 1, 2019.

The Group determines whether the agreement is a lease or includes a lease at the time of the agreement. In exchange for consideration in the contract, if the control over the use of the identified asset is transferred for a period of time, the contract is a lease or includes a lease. In determining whether a contract transfers control of the use of the identified asset, the Group uses the definition of a lease in IFRS 16.

This accounting policy applies to contracts entered into as of January 1, 2019.

1) The Group as a lessee

The Group recognizes the right-of-use asset and the lease liability at the commencement date of the lease. The right-of-use asset is measured at cost, which comprises the amount of the initial measurement of the lease liability, lease payments made at or before the commencement date(less any lease incentives received), initial direct costs, and an estimate of costs to be incurred by the lessee in dismantling and removing the underlying asset, restoring the site on which it is located.

The right-of-use asset is subsequently depreciated on a straight-line basis from the commencement of the lease to the end of the lease term. However, if the lease transfers ownership of the underlying asset to the lessee by the end of the lease term or if the cost of the right-of-use asset reflects that the lessee will exercise a purchase option, the lessee depreciates the right-of-use asset same as a fixed asset from the commencement date to the end of the useful life of the underlying asset. The right-of-use asset may be reduced by an impairment of the underlying asset or adjusted by remeasurement of the lease liability.

The lease liability is initially measured at the present value of the lease payments that are not paid at that date. The lease payments are discounted using the interest rate implicit in the lease, if that cannot be readily determined, the Group uses its incremental borrowing rate. The Group generally uses the incremental borrowing rate.

The lease payments included in the measurement of the lease liability comprise the following:

•	Fixed payments (including in-substance fixed payments)

•	Variable lease payments that depend on an index(or a rate), initially measured using the index or rate as at the commencement date

•	Amounts expected to be payable by the lessee under residual value guarantees

•

The exercise price of a purchase option if the lessee is reasonably certain to exercise that option, lease payments of the extended period if the lessee is reasonably certain to exercise extension option, and payments of penalties for terminating the lease, if the lease term reflects the lessee exercising an option to terminate the lease

The lease liability is subsequently increased be the interest expense recognized for the lease liability and decreased by reflecting the payment of the lease payments. The lease liability is remeasured if the future lease payments change depending on changes in the index(or a rate), changes in the expected amount to be paid under the residual value guarantee, and changes in the assessment of whether the purchase or extension option is reasonably certain to be exercised or not to exercise the terminate option.

When remeasuring a lease liability, the related right-of-use asset is adjusted and if the carrying amount of the right-of-use asset decreases to zero, the remeasurement amount is recognized in profit or loss.

The Group applies its judgment when determining the lease term for some lease contracts that include the extension option. The assessment of whether the Group is reasonably certain to exercise the option significantly affects the lease term and therefore has a significant impact on the amount of lease liabilities and the right-of-use asset.

In the statement of financial position, the Group classified the right-of-use assets that do not meet the definition of investment property as ‘premises and equipment’ and the lease liabilities as ‘other financial liabilities.’

The Group has chosen a practical expedient that does not recognize the right-of-use asset and lease liabilities for short-term leases with a lease term less than 12 months and leases for which the underlying asset is of low value. The Group recognizes the lease payments associated with those leases as an expense on a straight-line basis over the lease term.

2) The Group as a lessor

At the date of the agreement or the effective date of the modification containing the lease element, the Group allocates the consideration of the contract to each lease element on the basis of its relative stand-alone price.

As a lessor, the Group classifies its leases as either an operating lease or a finance lease at the commencement date.

The Group subsequently judges whether the lease transfers substantially all the risks and rewards incidental to ownership of an underlying asset. A lease is classified as a finance lease if it transfers substantially all the risks and rewards incidental to ownership of an underlying asset, otherwise a lease is classified as an operating lease.

If the agreement contains both lease and non-lease elements, the Group applies IFRS 15 to allocate the consideration of the contract.

The Group applies the derecognition and impairment provisions of IFRS 9 to its net investment in the lease. The Group also carries out regular review of the unguaranteed residual value used to calculate total lease investment.

The Group recognizes lease payments from operating lease as income on a straight-line basis.

The accounting policy that the Group has applied as a lessor is not different from IFRS 16.

2) Accounting policy applied until January 1, 2019

The Group classifies a lease as a finance lease if it transfers substantially all the risks and rewards incidental to ownership of an underlying asset to the lessee, and all lease contracts other than finance leases are classified as operating leases.

1) The Group as a lessee

In case of finance leases, the lesser amount of the present value of the minimum lease payments at the commencement date of the lease term or the fair value of the leased asset are recognized as financial lease assets and liabilities in the statement of financial position. Lease payments are allocated as interest expense and repayment of the lease liability so that the same period interest rate is calculated for the balance of the liability. Adjustment to the lease payments are accounted for as expenses during the period.

The operating lease payments are recognized as an expense on a straight-line basis if there is no other systematic basis that is more representative of the pattern in which benefit from the use of underlying asset. Adjustment lease payments from the operating leases are accounted for as expenses during the period in which they are incurred.

2) The Group as a lessor

The Group recognizes a finance lease receivable equal to the present value of the minimum lease and the non-guaranteed residual value, which is the net investment of the finance lease. The accounting for recognizing interest income by reporting period is carried out on a financial lease receivable after the commencement date of the lease term by applying a method in which a certain interest rate of the Group’s net investment in the lease is calculated.

The Group recognizes income from lease payments of operating lease on a straight line basis over the lease term, and the direct costs of the lease incurred during the negotiation and contract phase of the operating lease is added to the carrying value of the lease asset and recognized as an expense over the lease term on a straight-line basis. Operating lease assets are included in other assets and are depreciated over their economic useful life.

(16) Derivative instruments

Derivative instruments are classified as forwards, futures, options and swaps, depending on the types of transactions and are classified at the point of transaction as either trading or hedging based on its purpose.

Derivatives are initially recognized at fair value at the date of contract and are subsequently measured at fair value at the end of each reporting period. The resulting gain or loss is recognized in net income immediately unless the derivative is designated or effective as a hedging instrument. If derivatives have been designated as hedging instruments and if it is effective, the point of recognition of gain or loss depends on the characteristics of hedging relationship.

Derivatives that have positive (+) fair values are recognized as financial assets and those that have negative (-) fair values are recognized as financial liabilities. Derivatives are not offset in the consolidated financial statements unless they have legally enforceable right to set off or are intended to set off.

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

2) Hedge accounting

The Group is applying IFRS 9 in regard to hedge accounting. The Group is designating certain derivatives as hedging instrument against fair value changes in relation to the interest rate risk, foreign currency translation and interest rate risk, and foreign currency translation risk.

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

•

When the hedge ratio of hedging relationship is equal to the proportion of the number of items that the group actually hedges and the number of hedging instruments that the Group actually uses to hedge the number of hedged items.

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

When gains or losses arising from the hedged risk are recognized in profit or loss of the current term, they are recognized as items related to the hedged items.

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

4) Cash flow hedge

The Group recognizes the effective portion of changes in the fair value of derivatives and other valid hedging instruments that are designated and qualified as cash flow hedges in other comprehensive income to the extent of cumulative fair value changes of the hedged item from the starting date of hedge accounting and it is cumulated in the cash flow hedge reserve. The gain or loss relating to the ineffective portion is recognized immediately in net income.

Amounts previously recognized in other comprehensive income and accumulated in equity are reclassified to net income when the hedged item affects net income. However, when non-monetary assets or liabilities are subsequently recognized due to expected transactions involving hedged items, the valuation gain or loss accumulated in the equity as other comprehensive income is removed from the equity and included in the initial book value of the recognized non-monetary assets or liabilities. Such transfers does not affect other comprehensive income. Also, if the cash flow hedge reserve is loss and accumulated other comprehensive income is a loss and part or all of the losses are not expected to be recovered in the future periods, the said amount is immediately reclassified to profit or loss.

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

(18) Provisions

Provisions are recognized if it has present or contractual obligations as a result of the past event, it is probable that an outflow of resources will be required to settle the obligation and the amount of the obligation is reliably estimated. A provision is not recognized for the future operating losses.

The Group recognizes provisions related to the payment guarantees, loan commitment and litigations. Under the terms of lease agreement, the cost incurred by the Group to recover the leased asset to its original state are recognized as provisions at the commencement of the lease or during a specific period in which the obligation is incurred as a result of the using the asset. The provisions are measured as the best estimate of the expenditure required to recover the asset, which is regularly reviewed and sated to the new situation.

Where there are a number of similar obligations, the probability that an outflow will be required in settlement is determined by considering the obligations as a whole. Although the likelihood of outflow for any one item may be small, if it is probable that some outflow of resources will be needed to settle the obligations as a whole, a provision is recognized.

At the end of each reporting period, the remaining provision balance is reviewed an assessed to determine if the current best estimate is being recognized.

(19) Equity instruments issued by the Group

1) Capital and compound financial instruments

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

2) Hybrid securities

The Group classifies hybrid securities that have the unconditional right to avoid contractual obligations, such as to deliver cash or other financial assets in relation to financial instruments into equity instruments and presents as part of equity. Meanwhile, hybrid securities issued by subsidiaries of the group are classified as non-controlling interests according to the criteria, and the distribution paid is treated as net profit attributable to non-controlling interests in the consolidated comprehensive income statement.

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

The Group is operating defined contribution plans and defined benefit plans. Contributions to defined contribution plans are recognized as an expense when employees have rendered services entitling them to receive the benefits. For defined benefit plans, the defined benefit liability is calculated through an actuarial assessment using the projected unit credit method every end of the reporting period, conducted by a professional actuaries. Remeasurement, comprising actuarial gains and losses, the return on plan assets (excluding the amount included in net interest from net defined benefit liability (asset)), and the effect of the changes to the asset ceiling is reflected immediately in the separate statement of financial position with a charge or credit recognized in other comprehensive income in the period in which they occur.

Remeasurement recognized in the consolidated statement of comprehensive income is not reclassified to profit or loss in the subsequent periods. Past service cost is recognized in profit or loss in the period of a plan amendment. Net interest is calculated by applying the discount rate at the beginning of the period to the net defined benefit liability or asset. Defined benefit costs are composed of service cost (including current service cost and past service cost, as well as gains and losses on settlements), net interest expense (income) and remeasurement.

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

Liabilities for termination benefits are recognized at the earlier of either the date when the Group is no longer able to cancel its proposal for termination benefits or the date when the Group has recognized the cost of restructuring that accompanies the payment of termination benefits.

(22) Income taxes

Income tax expense is composed of current tax and deferred tax. That is, income tax expense is composed of taxes payable or refundable during the period and deferred taxes calculated by applying asset-liability method to taxable and deductible temporary differences arising from operating loss and tax credit carryforwards. Temporary differences are the differences between the carrying values of assets and liabilities for financial reporting purposes and their tax bases. Deferred income tax benefit or expense is recognized for the change in deferred tax assets or liabilities. Deferred tax assets and liabilities are measured as of the reporting date using the enacted or substantively enacted tax rates expected to apply in the period in which the liability is settled or asset is realized. Deferred tax assets, including the carryforwards of unused tax losses, are recognized to the extent it is probable that the deferred tax assets will be realized.

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

The tax uncertainty arises from the compensation claim filed by the Group, and refund litigation for the amount of tax levied by the tax authority due to differences in tax law analysis. In response, the Group paid taxes in accordance with IFRIC 23 due to the tax authority’s claim, but recognized as a corporate tax asset if it is highly probable of a refund in the future.

(23) Criteria of calculating earnings per share (“EPS”)

Basic EPS is a calculation of net income per each common stock. It is calculated by dividing net income attributable to ordinary shareholders by the weighted-average number of common shares outstanding. Diluted EPS is calculated by adjusting the earnings and number of shares for the effects of all dilutive potential common shares.

(24) Share-based payment

For cash-settled share-based payment transactions that provide cash in return for the goods or services received, the Group measures the goods or services received, and the corresponding liability at the fair value and recognizes as employee benefit expenses and liabilities during the vesting period. The fair value of the liability is remeasured at the end of each reporting period and the settlement date until the liability is settled, and changes in fair value are recognized as employee benefits.

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

(2) Valuation of financial instruments

Financial assets at FVTPL and FVTOCI are recognized in the consolidated financial statements at fair value. All derivatives are measured at fair value. Valuation techniques are required in order to determine fair values of financial instruments if observable market prices do not exist. Financial instruments that are not actively traded and have low price transparency will have less objective fair value and require broad judgment in liquidity, concentration, uncertainty in market factors and assumption in price determination and other risks.

As described in Note 2-(9)-5), ‘Fair value of financial instruments’, when valuation techniques are used to determine the fair value of a financial instrument, various general and internally developed techniques are used, and various types of assumptions and variables are incorporated during the process.

(3) Impairment of financial instruments

IFRS 9 requires entities to measure loss allowance equal to 12-month expected credit losses or lifetime expected credit losses after classifying financial assets into one of the three stages, which depends on the degree of increase in credit risk after their initial recognition.

	Stage 1	Stage 2	Stage 3
	Credit risk has not significantly increased since initial recognition(*)	Credit risk has significantly increased since initial recognition	Credit has been impaired
Allowance for expected credit losses	Expected 12-month credit losses: Expected credit losses due to possible defaults on financial instruments within a 12-month period from the year-end.	Expected lifetime credit losses: Expected credit losses from all possible defaults during the expected lifetime of the financial instruments.

(*)	Credit risk may be considered not to have been significantly increased when credit risk is low at year-end.

The Group has estimated the allowance for credit losses based on reasonable and supportable information that was available without undue cost or effort at the reporting date about past events, current conditions and forecasts of future economic conditions.

Probability of default (PD) and Loss given default (LGD) for each category of financial asset are being calculated by considering factors such as debtor type, credit rating and portfolio. The estimates are regularly being reviewed in order to reduce discrepancies with actual losses.

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

At the end of every reporting period, the Group evaluates whether credit risk reflecting forward-looking information has significantly been increased since the date of initial recognition. When evaluating whether credit risk has significantly been increased, the changes in the probability of default over the financial instrument’s remaining life is used instead of changes in the amount of expected credit losses. The Group performs the above evaluation with distinctions made to corporate and retail exposures, and indicators of significant increase in credit risk are as follows:

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

(*)

Determining whether there has been a significant decrease in the credit rating of corporate and retail exposures applies only to credit ratings that are measured through 12-month expected credit loss. The Woori Bank, which is an important subsidiary of the Group, has applied the above indicators of significant decrease in credit rating since initial recognition as follows, and the estimation method is regularly being monitored.

	Credit rating	Significant increased indicator of the credit rating
Corporate	AAA ~ A+	More than or equal to 4 steps
	A- ~ BBB	More than or equal to 3 steps
	BBB- ~ BB+	More than or equal to 2 steps
	BB ~ BB-	More than or equal to 1 step
Retail	1 ~ 3	More than or equal to 3 steps
	4 ~ 5	More than or equal to 2 steps
	6 ~ 10	More than or equal to 1 step

The Group sees no significant increase in credit risk after initial recognition for debt securities, etc. with a credit rating of A + or higher, which are deemed to have low credit risk at the end of the reporting period.

The Group concludes that credit is impaired when financial assets are under conditions stated below:

•	When principal of loan is overdue for 90 days or longer due to significant deterioration in credit

•	For loans overdue for less than 90 days, when it is determined that not even a portion of the loan will be recovered unless claim actions such as disposal of collaterals are taken

•	When other objective indicators of impairment has been noted for the financial asset.

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

1) Credit risk management

The Group considers the probability of failure in performing the obligation of its counterparties, credit exposure to the counterparty, the related default risk and the rate of default loss. The Group uses the credit rating model to assess the possibility of counterparty’s default risk; and when assessing the obligor’s credit grade, the Group utilizes credit grades derived from statistical methods.

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

2) Maximum exposure to credit risk

The Group’s maximum exposure to credit risk shows the uncertainties related to the maximum possible variation of financial assets’ net value as a result of changes in the specific risk factors, prior to the consideration of collaterals that are recorded at net book value after allowances and other credit enhancements. However, the maximum exposure is the fair value amount (recorded on the books) for derivatives, maximum contractual obligation for payment guarantees and unused amount of commitments for loan commitment.

The maximum exposure to credit risk is as follows (Unit: Korean Won in millions):

		December 31, 2018	December 31, 2019
Loans and other financial assets at amortized cost	Korean treasury and government agencies	13,547,154	14,797,040
	Banks	22,283,842	18,597,206
	Corporates	96,627,671	101,041,110
	Consumers	149,998,911	159,282,337

	Sub-total	282,457,578	293,717,693

Financial assets at FVTPL(*)	Deposit	26,935	27,901
	Debt securities	1,824,155	2,337,085
	Loans	385,450	212,473
	Derivative assets	2,026,079	2,921,903

	Sub-total	4,262,619	5,499,362

Financial assets at FVTOCI	Debt securities	17,112,249	26,795,161
Securities at amortized cost	Debt securities	22,932,559	20,320,539
Derivative assets	Derivative assets (Designated for hedging)	35,503	121,131
Off-balance accounts	Guarantees	12,666,417	12,618,917
	Unused loan commitments	97,796,704	103,651,674

	Sub-total	110,463,121	116,270,591

	Total	437,263,629	462,724,477

(*)	Puttable financial instruments are not included

a) Credit risk exposure by geographical areas

The following tables analyze credit risk exposure by geographical areas (Unit: Korean Won in millions):

	December 31, 2018
	Korea	China	USA	UK	Japan	Others(*)	Total
Loans and other financial assets at amortized cost	261,547,407	4,592,153	4,597,119	1,526,532	893,354	9,301,013	282,457,578
Securities at amortized cost	22,757,048	—	70,578	—	—	104,933	22,932,559
Financial assets at FVTPL	4,261,110	1,243	—	—	266	—	4,262,619
Financial assets at FVTOCI	15,697,518	261,085	103,755	24,960	2,247	1,022,684	17,112,249
Derivative assets (Designated for hedging)	35,503	—	—	—	—	—	35,503
Off-balance accounts	107,632,858	801,978	343,323	136,727	35,000	1,513,235	110,463,121

Total	411,931,444	5,656,459	5,114,775	1,688,219	930,867	11,941,865	437,263,629

(*)	Others consist of financial assets in Indonesia, Hong Kong, Singapore, and other countries.

	December 31, 2019
	Korea	China	USA	UK	Japan	Others(*)	Total
Loans and other financial assets at amortized cost	268,316,454	5,108,144	5,077,666	1,844,374	1,172,209	12,198,846	293,717,693
Securities at amortized cost	20,104,604	—	66,747	—	—	149,188	20,320,539
Financial assets at FVTPL	5,488,229	10,409	—	—	724	—	5,499,362
Financial assets at FVTOCI	24,553,655	332,319	144,601	102,311	2	1,662,273	26,795,161
Derivative assets (Designated for hedging)	121,131	—	—	—	—	—	121,131
Off-balance accounts	112,602,603	1,211,857	387,795	78,850	46,662	1,942,824	116,270,591

Total	431,186,676	6,662,729	5,676,809	2,025,535	1,219,597	15,953,131	462,724,477

(*)	Others consist of financial assets in Indonesia, Hong Kong, Singapore, and other countries.

b) Credit risk exposure by industries

The following tables analyze credit risk exposure by industries, which are service, manufacturing, finance and insurance, construction, individuals and others in accordance with the Korea Standard Industrial Classification Code (Unit: Korean Won in millions):

	December 31, 2018
	Service	Manufacturing	Finance and insurance	Construction	Individuals	Others	Total
Loans and other financial assets at amortized cost	48,319,987	34,972,072	40,338,823	3,295,967	145,715,074	9,815,655	282,457,578
Securities at amortized cost	1,157,512	—	13,414,743	527,847	—	7,832,457	22,932,559
Financial assets at FVTPL	120,659	153,159	3,117,845	16,118	7,614	847,224	4,262,619
Financial assets at FVTOCI	382,409	109,749	13,017,646	224,665	5,535	3,372,245	17,112,249
Derivative assets (Designated for hedging)	—	—	35,503	—	—	—	35,503
Off-balance accounts	17,645,104	22,300,388	9,654,685	4,146,708	49,948,865	6,767,371	110,463,121

Total	67,625,671	57,535,368	79,579,245	8,211,305	195,677,088	28,634,952	437,263,629

	December 31, 2019
	Service	Manufacturing	Finance and insurance	Construction	Individuals	Others	Total
Loans and other financial assets at amortized cost	51,233,088	32,983,972	36,141,770	3,291,001	155,120,055	14,947,807	293,717,693
Securities at amortized cost	8,545,838	—	10,979,001	364,591	—	431,109	20,320,539
Financial assets at FVTPL	162,780	128,666	4,084,698	39,193	15,430	1,068,595	5,499,362
Financial assets at FVTOCI	85,609	139,098	18,968,456	10,047	9,241	7,582,710	26,795,161
Derivative assets (Designated for hedging)	—	—	121,131	—	—	—	121,131
Off-balance accounts	17,813,366	23,841,881	10,015,897	4,161,139	53,335,209	7,103,099	116,270,591

Total	77,840,681	57,093,617	80,310,953	7,865,971	208,479,935	31,133,320	462,724,477

3) Credit risk exposure

a) Financial assets

The maximum exposure to credit risk by asset quality, except for financial assets at FVTPL and derivative asset (Designated for hedging) is as follows (Unit: Korean Won in millions):

	December 31, 2018
	Stage 1		Stage 2		Stage 3	Total	Loss allowance	Total, net
	Above appropriate credit rating(*1)	Less than a limited credit rating(*3)	Above appropriate credit rating(*2)	Less than a limited credit rating(*3)
Loans and other financial assets at amortized cost	252,921,186	17,624,416	6,330,382	5,739,850	1,693,148	284,308,982	(1,851,404)	282,457,578
Korean treasury and government agencies	13,549,305	1,009	1	—	—	13,550,315	(3,161)	13,547,154
Banks	22,163,951	105,583	27,777	—	14,307	22,311,618	(27,776)	22,283,842
Corporates	77,160,502	15,550,301	655,907	3,424,215	1,034,030	97,824,955	(1,197,284)	96,627,671
General business	43,173,952	6,474,057	526,303	1,723,704	716,722	52,614,738	(817,002)	51,797,736
Small- and medium-sized enterprise	29,510,917	8,527,542	107,998	1,547,761	277,825	39,972,043	(335,469)	39,636,574
Project financing and others	4,475,633	548,702	21,606	152,750	39,483	5,238,174	(44,813)	5,193,361
Consumers	140,047,428	1,967,523	5,646,697	2,315,635	644,811	150,622,094	(623,183)	149,998,911
Securities at amortized cost	22,939,039	—	195	—	250	22,939,484	(6,925)	22,932,559
Financial assets at FVTOCI(*4)	16,940,654	146,442	25,153	—	—	17,112,249	(6,177)	17,112,249

Total	292,800,879	17,770,858	6,355,730	5,739,850	1,693,398	324,360,715	(1,864,506)	322,502,386

	December 31, 2018
	Collateral value
	Stage1	Stage2	Stage3	Total
Loans and other financial assets at amortized cost	163,329,105	8,836,440	698,593	172,864,138
Korean treasury and government agencies	11,600	—	—	11,600
Banks	361,024	3,334	—	364,358
Corporates	51,595,949	2,509,620	426,325	54,531,894
General business	19,907,948	1,167,993	241,651	21,317,592
Small- and medium-sized enterprise	29,780,716	1,291,222	184,674	31,256,612
Project financing and others	1,907,285	50,405	—	1,957,690
Consumers	111,360,532	6,323,486	272,268	117,956,286
Securities at amortized cost	—	—	—	—
Financial assets at FVTOCI(*4)	—	—	—	—

Total	163,329,105	8,836,440	698,593	172,864,138

(*1)	Credit grade of corporates are AAA ~ BBB, and consumers are grades 1 ~ 6.
(*2)	Credit grade of corporates are A- ~ BBB, and consumers are grades 1 ~ 6.
(*3)	Credit grade of corporates are BBB- ~ C, and consumers are grades 7 ~ 10.
(*4)	Financial assets at FVTOCI has been disclosed as the amount before deducting loss allowance because loss allowance does not reduce the carrying amount.

	December 31, 2019
	Stage 1		Stage 2		Stage 3	Total	Loss allowance	Total, net
	Above appropriate credit rating(*1)	Less than a limited credit rating(*3)	Above appropriate credit rating(*2)	Less than a limited credit rating(*3)
Loans and other financial assets at amortized cost	255,709,205	19,823,451	8,712,860	9,625,024	1,504,172	295,374,712	(1,657,019)	293,717,693
Korean treasury and government agencies	14,789,933	10,390	—	—	1	14,800,324	(3,284)	14,797,040
Banks	18,336,664	109,667	150,318	—	21,907	18,618,556	(21,350)	18,597,206
Corporates	82,286,304	15,201,687	485,469	3,267,311	792,375	102,033,146	(992,036)	101,041,110
General business	45,769,233	6,191,625	441,089	1,620,761	544,238	54,566,946	(678,237)	53,888,709
Small- and medium-sized enterprise	32,180,551	8,507,800	44,380	1,586,865	230,901	42,550,497	(287,027)	42,263,470
Project financing and others	4,336,520	502,262	—	59,685	17,236	4,915,703	(26,772)	4,888,931
Consumers	140,296,304	4,501,707	8,077,073	6,357,713	689,889	159,922,686	(640,349)	159,282,337
Securities at amortized cost	20,326,050	—	—	—	—	20,326,050	(5,511)	20,320,539
Financial assets at FVTOCI(*4)	26,684,601	110,560	—	—	—	26,795,161	(8,569)	26,795,161

Total	302,719,856	19,934,011	8,712,860	9,625,024	1,504,172	342,495,923	(1,671,099)	340,833,393

	December 31, 2019
	Collateral value
	Stage1	Stage2	Stage3	Total
Loans and other financial assets at amortized cost	169,438,539	14,451,806	692,139	184,582,484
Korean treasury and government agencies	—	—	—	—
Banks	612,200	2,028	—	614,228
Corporates	55,602,818	2,335,496	394,860	58,333,174
General business	22,291,348	1,023,766	240,771	23,555,885
Small- and medium-sized enterprise	31,517,538	1,311,730	145,061	32,974,329
Project financing and others	1,793,932	—	9,028	1,802,960
Consumers	113,223,521	12,114,282	297,279	125,635,082
Securities at amortized cost	—	—	—	—
Financial assets at FVTOCI(*4)	—	—	—	—

Total	169,438,539	14,451,806	692,139	184,582,484

(*1)	Credit grade of corporates are AAA ~ BBB, and consumers are grades 1 ~ 6.
(*2)	Credit grade of corporates are A- ~ BBB, and consumers are grades 1 ~ 6.
(*3)	Credit grade of corporates are BBB- ~ C, and consumers are grades 7 ~ 10.
(*4)	Financial assets at FVTOCI has been disclosed as the amount before deducting loss allowance because loss allowance does not reduce the carrying amount.

b) Guarantees and loan commitments

The credit quality of the guarantees and loan commitments as of December 31, 2018 and 2019 are as follows (Unit: Korean Won in millions):

	December 31, 2018
Financial assets	Stage 1		Stage 2		Stage3	Total
	Above appropriate credit rating(*1)	Less than a limited credit rating(*3)	Above appropriate credit rating(*2)	Less than a limited credit rating(*3)
Off-balance accounts:
Guarantees	11,212,772	1,063,551	7,147	261,599	121,348	12,666,417
Loan commitments	91,734,567	3,632,586	1,529,330	880,518	19,703	97,796,704

Total	102,947,339	4,696,137	1,536,477	1,142,117	141,051	110,463,121

(*1)	Credit grade of corporates are AAA ~ BBB, and consumers are grades 1 ~ 6.
(*2)	Credit grade of corporates are A- ~ BBB, and consumers are grades 1 ~ 6.
(*3)	Credit grade of corporate are BBB- ~ C, and consumers are grades 7 ~ 10.

	December 31, 2019
Financial assets	Stage 1		Stage 2		Stage3	Total
	Above appropriate credit rating(*1)	Less than a limited credit rating(*3)	Above appropriate credit rating(*2)	Less than a limited credit rating(*3)
Off-balance accounts:
Guarantees	10,952,917	1,333,561	355	223,657	108,427	12,618,917
Loan Commitments	97,854,790	3,479,295	1,388,136	906,033	23,420	103,651,674

Total	108,807,707	4,812,856	1,388,491	1,129,690	131,847	116,270,591

(*1)	Credit grade of corporates are AAA ~ BBB, and consumers are grades 1 ~ 6.
(*2)	Credit grade of corporates are A- ~ BBB, and consumers are grades 1 ~ 6.
(*3)	Credit grade of corporate are BBB- ~ C, and consumers are grades 7 ~ 10

4) Collateral and other credit enhancements

During the current period, there have been no significant changes in the value of collateral or other credit enhancements held by the Group and there have been no significant changes in collateral or other credit enhancements due to changes in the collateral policy of the Group. As of December 31, 2019, there are no financial assets that do not recognize the allowance for losses just because financial assets have collateral.

5) For the financial assets that record loss allowance as total expected credit loss, the amortized cost before the change in contractual cash flows is 18,735 million Won, and the net loss due to the change is 82 million Won.

6) As the Group manages receivables that have not lost the right of claim to the debtor for the grounds of incomplete statute limitation and uncollected receivables under the related laws as receivable charge-offs, the balance as of December 31, 2018 and 2019 are 9,578,796 million Won and 9,667,169 million Won.

(2)    Market risk

Market risk is the possible risk of loss arising from trading position and non-trading position as a result of the volatility of market factors such as interest rates, stock prices and foreign exchange rates.

1) Market risk management

Market risk management refers to the process of making and implementing decisions for the avoidance, acceptance or mitigation of risks by identifying the underlying source of the risks and measuring its level, and evaluating the appropriateness of the level of accepted market risks.

a) Trading activities

The Group uses both a standard-based and an internal model-based approach to measure market risk. The standard-based approach is used to calculate individual market risk of owned capital while the internal model-based approach is used to calculate general capital market risk and managing internal risk. The Value at Risk (VaR) methodology is used to manage and measure market risk.

Woori Bank, a subsidiary of the Group, uses the internal model approved by the Financial Supervisory Service to measure the VaR using the Historical Simulation Method based on a 99% confidence level and a 10-day retention period, and calculates the required capital risk for calculating the BIS ratio. For internal management purposes, limit management is performed on a daily basis measuring VaR based on a 99% confidence and 1 day retention period. In addition, Woori Bank perform a daily verification that compares VaR measurement and profit and loss to verify the suitability of the model.

The minimum, maximum and average VaR of the Group for the year ended December 31, 2018 and 2019, respectively, and the VaR of the Group as of December 31, 2018 and 2019, respectively, are as follows (Unit: Korean Won in millions):

	December 31, 2018	For the year ended December 31, 2018			December 31, 2019	For the year ended December 31, 2019
Risk factor		Average	Maximum	Minimum		Average	Maximum	Minimum
Interest rate	3,107	3,702	5,528	1,730	5,052	3,406	5,725	1,176
Stock price	2,353	2,669	5,081	1,138	3,730	3,203	5,935	1,146
Foreign currencies	4,972	4,678	6,136	3,439	5,028	5,033	6,469	4,395
Commodity price	—	3	24	—	—	1	32	—
Diversification	(4,445)	(4,869)	(8,155)	(1,815)	(6,233)	(5,127)	(9,229)	(2,339)

Total VaR(*)	5,987	6,183	8,614	4,492	7,577	6,516	8,932	4,378

(*)	VaR (Value at Risk): Retention period of 1 day, Maximum expected losses under 99% level of confidence.

b) Non-trading activities

For non-trading sectors of the Bank, consolidated trusts and subsidiaries of the Bank, the risk is managed and measured by ΔNII (change in Net Interest Income) and ΔEVE (change in Economic Value of Equity) through NII (Net Interest Income) and NPV (Net Present Value) simulation, and for the remaining subsidiaries, the risk is managed and measured with interest rate EaR(Earning at Risk, maximum of the expected change for profit or loss) and interest rate VaR that are in accordance with BIS Framework.

NII is primarily an indicator of changes in profit from short-term changes in interest rates and is measured by deducting the interest expenses on the liability from the interest income from the asset. NPV is primarily an indicator of the risk of an economic value perspective resulting from unfavorable changes in interest rates and is measured by subtracting the present value of the liability from the present value of the asset. ΔNII represents a change in net interest income that may occur over a certain period (e.g., 1 year) due to unfavorable changes in interest rates, and ΔEVE indicates the economic value changes in equity capital that could be caused by changes in interest rates affecting the present value of asset, liabilities, and others. The interest rate EaR represents the maximum amount of decrease in net interest income that could result from unfavorable changes in interest rate over a certain period (e.g., 1 year), and the interest rate VaR represents the maximum expected loss that indicates how much net asset value can decrease at present or in the future due to unfavorable changes in interest rates.

The NII and NPV are calculated for the assets and liabilities owned by the Bank and consolidated trusts, respectively, by using the simulation method. The scenario responding to interest rate (“IR”) changes as of December 31, 2018 are as follows (Unit: Korean Won in millions):

	December 31, 2018
	NII(*1)	NPV(*2)
Base case	4,895,332	24,636,678
Base case (Prepay)	4,887,799	24,225,946
IR 100bp up	5,575,470	24,415,761
IR 100bp down	4,329,543	24,907,344
IR 200bp up	6,603,132	24,232,738
IR 200bp down	3,508,859	25,245,667
IR 300bp up	7,560,155	24,079,415
IR 300bp down	3,352,267	25,680,084

(*1)	NII: Net Interest Income
(*2)	NPV: Net Portfolio Value

For assets and liabilities as of December 31, 2019 that include bank, consolidated trusts and subsidiaries of the bank, details of ΔEVE and ΔNII calculated based on interest rate risk in banking book (IRRBB) are as follows (Unit: Korean Won in millions):

December 31, 2019
ΔEVE(*1)	ΔNII(*2)
490,981	162,023

(*1)	ΔEVE: change in Economic Value of Equity
(*2)	ΔNII: change in Net Interest Income

For the subsidiaries other than the bank and consolidated trusts as of December 31, 2018, and for the remaining subsidiaries except the bank, consolidated trusts, and consolidated subsidiaries of the bank as of December 31, 2019, the interest rate EaR and VaR calculated based on the BIS Framework are as follows (Unit: Korean Won in millions):

December 31, 2018		December 31, 2019
EaR(*1)	VaR(*2)	EaR(*1)	VaR(*2)
248,364	141,484	92,439	87,872

(*1)	EaR(Earning at Risk): Change of Maximum expected income and expense
(*2)	VaR(Value at Risk): Maximum expected losses

The Group estimates and manages risks related to changes in interest rate due to the difference in the maturities of interest-bearing assets and liabilities and discrepancies in the terms of interest rates. Cash flows (both principal and interest), interest bearing assets and liabilities, presented by each re-pricing date, are as follows (Unit: Korean Won in millions):

	December 31, 2018
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Asset:
Loans and other financial assets at amortized cost	159,894,065	45,387,214	8,878,060	9,903,959	46,459,450	4,201,379	274,724,127
Financial assets at FVTPL	371,984	32,278	24,951	64,838	145,121	27,536	666,708
Financial assets at FVTOCI	2,579,442	1,775,435	1,486,953	2,223,494	9,289,742	185,320	17,540,386
Securities at amortized cost	2,449,416	2,251,180	1,735,698	1,946,948	15,177,608	402,671	23,963,521

Total	165,294,907	49,446,107	12,125,662	14,139,239	71,071,921	4,816,906	316,894,742

Liability:
Deposits due to customers	100,232,916	44,207,416	29,419,951	35,427,657	40,130,055	72,276	249,490,271
Borrowings	9,971,680	1,924,390	670,404	518,167	2,723,156	626,364	16,434,161
Debentures	2,153,916	2,416,483	2,201,070	2,584,230	18,955,400	2,403,077	30,714,176

Total	112,358,512	48,548,289	32,291,425	38,530,054	61,808,611	3,101,717	296,638,608

	December 31, 2019
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Asset:
Loans and other financial assets at amortized cost	153,023,603	49,505,606	12,505,250	10,506,470	57,582,270	5,209,670	288,332,869
Financial assets at FVTPL	150,149	23,648	63,825	34,299	131,206	13,347	416,474
Financial assets at FVTOCI	5,414,586	5,486,113	3,450,669	3,174,893	9,367,756	318,371	27,212,388
Securities at amortized cost	1,844,868	1,696,004	738,383	1,409,549	14,869,227	858,142	21,416,173

Total	160,433,206	56,711,371	16,758,127	15,125,211	81,950,459	6,399,530	337,377,904

Liability:
Deposits due to customers	116,490,812	45,803,202	32,683,132	26,740,013	43,175,232	59,305	264,951,696
Borrowings	12,105,234	1,910,759	1,048,991	706,952	3,264,861	509,359	19,546,156
Debentures	2,378,211	2,894,577	3,330,658	2,466,142	19,211,409	2,537,391	32,818,388

Total	130,974,257	50,608,538	37,062,781	29,913,107	65,651,502	3,106,055	317,316,240

(3) Currency risk

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

Financial instruments in foreign currencies exposed to currency risk are as follows (Unit: USD in millions, JPY in millions, CNY in millions, EUR in millions, and Korean Won in millions):

	December 31, 2018
	USD		JPY		CNY		EUR		Others	Total
	Foreign currency	Korean Won equivalent	Foreign currency	Korean Won equivalent	Foreign currency	Korean Won equivalent	Foreign currency	Korean Won equivalent	Korean Won equivalent	Korean Won equivalent
Asset
Loans and other financial assets at amortized cost	20,406	22,816,027	167,419	1,696,255	29,880	4,863,230	1,994	2,550,147	4,742,340	36,667,999
Financial assets at FVTPL	74	82,197	1,425	14,434	—	—	59	75,169	79,584	251,384
Financial assets at FVTOCI	1,472	1,645,595	—	—	1,604	261,085	—	—	729,581	2,636,261
Securities at amortized cost	52	58,489	—	—	—	—	—	—	175,552	234,041

Total	22,004	24,602,308	168,844	1,710,689	31,484	5,124,315	2,053	2,625,316	5,727,057	39,789,685

Liability
Financial liabilities at FVTPL	118	131,927	1,956	19,815	—	—	55	70,250	121,658	343,650
Deposits due to customers	11,159	12,477,154	169,770	1,720,072	23,967	3,900,923	887	1,135,149	4,392,936	23,626,234
Borrowings	6,606	7,386,616	3,834	38,847	381	61,947	286	365,585	505,541	8,358,536
Debentures	3,645	4,075,084	—	—	—	—	—	—	285,339	4,360,423
Other financial liabilities	2,522	2,820,290	28,955	293,362	1,818	295,919	193	246,584	18,527	3,674,682

Total	24,050	26,891,071	204,515	2,072,096	26,166	4,258,789	1,421	1,817,568	5,324,001	40,363,525

Off-balance accounts	7,453	8,333,153	33,347	337,868	1,557	253,366	474	606,714	823,655	10,354,756

	December 31, 2019
	USD		JPY		CNY		EUR		Others	Total
	Foreign currency	Korean Won equivalent	Foreign currency	Korean Won equivalent	Foreign currency	Korean Won equivalent	Foreign currency	Korean Won equivalent	Korean Won equivalent	Korean Won equivalent
Asset
Loans and other financial assets at amortized cost	22,916	26,531,794	150,462	1,600,140	31,393	5,203,131	2,258	2,929,312	5,272,352	41,536,729
Financial assets at FVTPL	165	190,733	5,322	56,602	25	4,155	105	135,827	64,185	451,502
Financial assets at FVTOCI	2,679	3,102,752	—	—	2,005	332,319	25	33,017	406,753	3,874,841
Securities at amortized cost	319	369,677	—	—	—	—	40	52,139	97,092	518,908

Total	26,079	30,194,956	155,784	1,656,742	33,423	5,539,605	2,428	3,150,295	5,840,382	46,381,980

Liability
Financial liabilities at FVTPL	251	291,102	4,415	46,957	—	—	68	87,776	83,790	509,625
Deposits due to customers	13,208	15,291,671	166,108	1,766,526	27,739	4,597,467	1,727	2,240,884	3,247,164	27,143,712
Borrowings	6,588	7,627,665	11,061	117,634	16	2,743	515	668,060	499,046	8,915,148
Debentures	3,999	4,629,944	—	—	—	—	105	136,230	271,790	5,037,964
Other financial liabilities	3,016	3,492,462	11,240	119,529	3,079	510,281	359	466,240	6,906	4,595,418

Total	27,062	31,332,844	192,824	2,050,646	30,834	5,110,491	2,774	3,599,190	4,108,696	46,201,867

Off-balance accounts	7,030	8,139,395	34,316	364,946	4,525	749,973	560	726,323	634,870	10,615,507

(4) Liquidity risk

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

2) Maturity analysis of non-derivative financial liabilities

a)	Cash flows of principals and interests by remaining contractual maturities of non-derivative financial liabilities are as follows (Unit: Korean Won in millions):

	December 31, 2018
	Within 3 months	4 to 6 months	7 to 9 Months	10 to 12 months	1 to 5 years	Over 5 years	Total
Financial liabilities at FVTPL	191,825	—	—	—	—	—	191,825
Deposits due to customers	145,187,689	33,825,662	22,186,833	42,046,740	7,098,907	1,870,334	252,216,165
Borrowings	6,373,835	2,846,294	1,874,069	1,607,985	3,156,128	642,017	16,500,328
Debentures	2,153,916	2,416,483	2,201,070	2,584,230	18,955,400	2,403,077	30,714,176
Other financial liabilities	14,240,022	44,572	169,996	1,201	90,615	2,288,560	16,834,966

Total	168,147,287	39,133,011	26,431,968	46,240,156	29,301,050	7,203,988	316,457,460

	December 31, 2019
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Financial liabilities at FVTPL	115,156	—	—	—	—	—	115,156
Deposits due to customers	166,474,535	36,697,168	24,634,859	31,233,844	6,590,119	1,877,594	267,508,119
Borrowings	8,596,202	2,948,384	2,162,846	1,880,424	3,682,214	520,936	19,791,006
Debentures	2,378,211	2,894,577	3,330,658	2,466,142	19,211,409	2,537,391	32,818,388
Lease liabilities	46,072	42,549	37,420	35,210	232,985	40,698	434,934
Other financial liabilities	11,242,367	60,981	119,633	10,344	71,561	2,660,640	14,165,526

Total	188,852,543	42,643,659	30,285,416	35,625,964	29,788,288	7,637,259	334,833,129

b)	Cash flows of principals and interests by expected maturities of non-derivative financial liabilities are as follows (Unit: Korean Won in millions):

	December 31, 2018
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Financial liabilities at FVTPL	191,825	—	—	—	—	—	191,825
Deposits due to customers	163,787,990	38,126,886	20,993,436	23,262,092	5,230,533	17,649	251,418,586
Borrowings	6,373,835	2,846,294	1,874,069	1,607,985	3,156,128	642,017	16,500,328
Debentures	2,153,916	2,416,483	2,201,070	2,584,230	18,955,400	2,403,077	30,714,176
Other financial liabilities	14,240,022	44,572	169,996	1,201	90,615	2,288,560	16,834,966

Total	186,747,588	43,434,235	25,238,571	27,455,508	27,432,676	5,351,303	315,659,881

	December 31, 2019
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Financial liabilities at FVTPL	115,156	—	—	—	—	—	115,156
Deposits due to customers	175,309,271	38,219,793	23,649,424	24,102,750	5,547,232	150,233	266,978,703
Borrowings	8,596,202	2,948,384	2,162,846	1,880,424	3,682,214	520,936	19,791,006
Debentures	2,378,211	2,894,577	3,330,658	2,466,142	19,211,409	2,537,391	32,818,388
Lease liabilities	46,072	42,549	37,420	35,210	232,985	40,698	434,934
Other financial liabilities	11,242,367	60,981	119,633	10,344	71,561	2,660,640	14,165,526

Total	197,687,279	44,166,284	29,299,981	28,494,870	28,745,401	5,909,898	334,303,713

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

The cash flow by the maturity of derivative financial liabilities as of December 31, 2018 and 2019 is as follows (Unit: Korean Won in millions):

		Remaining maturity
		Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
December 31, 2018	Cash flow risk hedge	(1,880)	(683)	8,080	14,133	14,103	—	33,753
	Fair value risk hedge	(3,835)	9,448	(3,541)	9,133	6,991	—	18,196
	Trading purpose	2,090,861	—	—	—	—	—	2,090,861
December 31, 2019	Cash flow risk hedge	1,839	(341)	(298)	(247)	6,249	—	7,202
	Trading purpose	2,843,195	—	—	—	—	—	2,843,195

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

	December 31, 2018	December 31, 2019
Guarantees	12,666,417	12,618,917
Loan commitments	97,796,704	103,651,674

(5) Operational risk

The Group defines the operational risk that could cause a negative effect on capital resulting from inadequate internal process, labor work and systematic problem or external factors.

1) Operational risk management

The Group has been running the operational risk management system under Basel II. The Group developed Advanced Measurement Approaches (“AMA”) to quantify required capital for operational risk. This system is used for reinforcement in foreign competitions, reducing the amount of risk capitals, managing the risk, and precaution for any unexpected occasions. This system has been tested by an independent third party and approved by the Financial Supervisory Service.

2) Operational risk measurement

To quantify required capital for operational risk, the Group applies AMA using internal and external loss data, business environment and internal control factors, and scenario analysis. For the operational risk management for its subsidiaries, the Group adopted the Basic Indicator Approach.

(6) Capital management

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

According to the above regulations, the Group is required to meet the following new minimum requirements: Tier 1 common capital ratio of 7.00%, a Tier 1 capital ratio of 8.5% and a minimum total capital ratio of 10.5% as of December 31, 2019.

Details of the Group’s capital adequacy ratio as of December 31, 2019 are as follows (Unit: Korean Won in millions):

December 31, 2019
Tier 1 capital	19,135,300
Other Tier 1 capital	3,340,252
Tier 2 capital	4,639,519

Total risk-adjusted capital	27,115,071

Risk-weighted assets for credit risk	209,802,895
Risk-weighted assets for market risk	5,586,757
Risk-weighted assets for operational risk	12,656,301

Total risk-weighted assets	228,045,953

Common Equity Tier 1 ratio	8.39%

Tier 1 capital ratio	9.86%

Total capital ratio	11.89%

5. OPERATING SEGMENTS

In evaluating the results of the Group and allocating resources, the Group’s Chief Operation Decision Maker (“CODM”) utilizes the information per type of customers. With the establishment of Woori Financial Group Inc. during the current term, the company reports to the CODM according to the organizational sectors below. This financial information of the segments is regularly reviewed by the CODM to make decisions about resources to be allocated to each segment and evaluate its performance.

(1) Segment by type of organization

The Group’s reporting segments consist of banking, credit card, investment banking and other sectors, and the composition of such reporting segments was divided based on internal report data periodically reviewed by the management to evaluate the performance of the segment and make decisions on the resources to be distributed.

Operational scope
Banking	Loans/deposits and relevant services for Woori Bank and overseas subsidiaries’ customers
Credit card	Credit card, cash services, card loans and relevant work of Woori Card Co., Ltd.
Investment banking	Securities operation, sale of financial instruments, project financing and other related activities for comprehensive financing of Woori Investment bank Co., Ltd.
Others	Woori Financial Group Inc., Woori FIS Co., Ltd., Woori Finance Research Institute, Woori Credit Information Co., Ltd., Woori Fund Services Inc., Woori Asset Management Corp., Woori Private Equity Asset Management Co., Ltd., Woori Global Asset Management Co., Ltd.

(2) The details of income (expense) by each segment are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2017(*1)
	Banking	Credit card	Investment Banking	Others(*2)	Reporting segment total	Adjustments(*3)	Total
Net Interest income(expense)	4,082,895	497,534	31,082	126	4,611,637	609,013	5,220,650
Non-interest income(expense)	1,517,752	39,606	5,804	282,504	1,845,666	(593,640)	1,252,026
Impairment losses due to credit loss	(365,978)	(235,116)	3,123	(33)	(598,004)	(187,129)	(785,133)
General and administrative expense(*4)	(3,329,923)	(163,536)	(18,477)	(276,683)	(3,788,619)	257,818	(3,530,801)
Net operating income(expense)	1,904,746	138,488	21,532	5,914	2,070,680	86,062	2,156,742

Non-operating income(expense)	(172,105)	(5,219)	(336)	(4,848)	(182,508)	(24,728)	(207,236)

Net income(expense) before tax	1,732,641	133,269	21,196	1,066	1,888,172	61,334	1,949,506
Tax income(expense)	(378,320)	(32,055)	(1,174)	(900)	(412,449)	(6,969)	(419,418)

Net income(loss)	1,354,321	101,214	20,022	166	1,475,723	54,365	1,530,088

(*1)	For comparative purpose, the category information of each customer from the previous term has been reclassified to profit or loss by operating segment according to the organization.
(*2)

Other subsidiaries include gains and losses from Woori FIS Co., Ltd., Woori Finance Research Co., Ltd., Woori Credit Information Co., Ltd., Woori Fund Service Inc. and Woori Private Equity Asset Management Co., Ltd.

(*3)	Adjustments were made for the presentation of profit or loss in accordance with the Accounting Standards from the reporting segments in accordance with the Managerial Accounting Standards.
(*4)

Depreciation and amortization 183,601 million Won are included in General and administrative expense. There are the Banking (128,060 million Won), Credit card (9,516 million Won), Investment banking (840 million Won), others (45,184 million Won) and adjustments (1 million Won), respectively.

	For the year ended December 31, 2018(*1)
	Banking	Credit card	Investment Banking	Others(*2)	Reporting segment total	Adjustments(*3)	Total
Net Interest income(expense)	4,453,511	509,999	43,081	1,142	5,007,732	643,219	5,650,951
Non-interest income(expense)	1,517,141	59,971	19,814	297,196	1,894,122	(832,165)	1,061,957
Impairment losses due to credit loss	4,913	(227,144)	(3,898)	(166)	(226,296)	(103,278)	(329,574)
General and administrative expense(*4)	(3,416,320)	(170,765)	(26,081)	(292,826)	(3,905,993)	281,960	(3,624,033)
Net operating income(expense)	2,559,245	172,060	32,915	5,345	2,769,565	(10,264)	2,759,301

Non-operating income(expense)	69,897	(5,547)	(295)	199	64,255	(18,684)	45,571

Net income(expense) before tax	2,629,142	166,513	32,621	5,545	2,833,821	(28,949)	2,804,872
Tax income(expense)	(713,178)	(39,979)	743	(2,238)	(754,651)	1,428	(753,223)

Net income(loss)	1,915,964	126,534	33,364	3,307	2,079,169	(27,520)	2,051,649

(*1)	For comparative display, the category information of each customer from the previous term has been reclassified to profit or loss by operating segment according to the organization.
(*2)

Other subsidiaries include gains and losses from Woori FIS Co., Ltd., Woori Finance Research Co., Ltd., Woori Credit Information Co., Ltd., Woori Fund Service Inc. and Woori Private Equity Asset Management Co., Ltd.

(*3)	Adjustments were made for the presentation of profit or loss in accordance with the Accounting Standards from the reporting segments in accordance with the Managerial Accounting Standards.
(*4)

Depreciation and amortization 216,735 million Won are included in General and administrative expense. There are the Banking (177,882 million Won), Credit card (11,477 million Won), Investment banking (977 million Won), others (26,398 million Won) of which total bis and adjustments (1 million Won), respectively.

	For the year ended December 31, 2019
	Banking	Credit card	Investment banking	Others(*1)	Sub-total	Adjustments(*2)	Total
Net Interest income(expense)	4,583,386	553,956	54,077	2,290	5,193,709	699,997	5,893,706
Non-interest income(expense)	1,557,247	31,842	33,539	957,880	2,580,508	(1,533,917)	1,046,591
Impairment losses due to credit loss	(32,621)	(259,604)	(572)	(538)	(293,335)	(80,909)	(374,244)
General and administrative expense(*3)	(3,478,535)	(190,062)	(31,183)	(323,528)	(4,023,308)	257,231	(3,766,077)
Net operating income(expense)	2,629,477	136,132	55,861	636,104	3,457,574	(657,598)	2,799,976

Non-operating income(expense)	(151,348)	13,889	(3,501)	(1,545)	(142,505)	65,578	(76,927)

Net income(expense) before tax	2,478,129	150,021	52,360	634,559	3,315,069	(592,020)	2,723,049
Tax income(expense)	(616,110)	(35,825)	998	(1,294)	(652,231)	(33,222)	(685,453)

Net income(loss)	1,862,019	114,196	53,358	633,265	2,662,838	(625,242)	2,037,596

(*1)

Other subsidiaries include gains and losses from Woori Financial Group Inc., Woori FIS Co., Ltd., Woori Finance Research Co., Ltd., Woori Credit Information Co., Ltd., Woori Fund Service Inc., Woori Asset Management Corp., Woori Private Equity Asset Management Co., Ltd. and Woori Global Asset Management Co., Ltd.

(*2)	Adjustments were made for the presentation of profit or loss in accordance with the Accounting Standards from the reporting segments in accordance with the Managerial Accounting Standards.
(*3)

Depreciation and amortization 481,176 million Won are included in General and administrative expense. There are the Banking (435,227 million Won), Credit card (28,367 million Won), Investment banking (2,212 million Won), others (16,492 million Won) and adjustments ((-) 1,122 million Won) respectively.

(3) Operating profit or loss and major non-current assets from external customers for the period are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2018
	Operating income(expense) from external customers	Major non-current assets(*)
Domestic	2,505,813	3,551,924
Foreign	253,488	236,050

Total	2,759,301	3,787,974

(*)	Investments in joint ventures and associates, investment properties, premises and equipment and intangible assets and right-of-use assets are included in major non-current assets.

	For the year ended December 31, 2019
	Operating income(expense) from external customers	Major non-current assets(*)
Domestic	2,500,504	4,908,140
Foreign	299,472	387,284

Total	2,799,976	5,295,424

(*)	Investments in joint ventures and associates, investment properties, premises and equipment and intangible assets and right-of-use assets are included in major non-current assets.

(4) Information about major customers

The Group does not have any single customer that generates 10% or more of the Group’s total revenue.

6. STATEMENTS OF CASH FLOWS

(1) Details of cash and cash equivalents are as follows (Unit: Korean Won in millions):

	December 31, 2018	December 31, 2019
Cash	2,107,861	1,957,997
Foreign currencies	725,083	625,999
Demand deposits	3,512,216	3,684,044
Fixed deposits	402,734	124,526

Total	6,747,894	6,392,566

(2) Significant transactions of investing activities and financing activities not involving cash inflows and outflows are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2017	2018	2019
Changes in other comprehensive income related to valuation of financial assets at FVTOCI	—	2,505	(14,141)
Changes in other comprehensive income related to available-for-sale securities	(84,498)	—	—
Changes in other comprehensive income related to valuation of equity method investments	612	2,958	613
Changes in other comprehensive income related to valuation loss on cash flow hedge	777	(4,646)	(1,823)
Changes in equity related to assets held for sale	4,145	(4,145)	—
Changes in financial assets at FVTOCI as a result of debt-equity swap	—	14,378	96,527
Changes in investments in associates due to accounts transfer	(62,571)	(89,151)	651
Changes in investments in associates due to debt-equity swap	51,227	—	—
Classified to premises and equipment from investment properties	—	—	166,892
Changes in intangible assets related to account payables	—	—	29,705
Classified to assets held for distribution (sale) from premises and equipment	—	6,243	(95)
Increase in right-of-use assets and lease liabilities	—	—	692,103
Changes in unpaid dividends on hybrid equity securities	(10,658)	3,569	—
Comprehensive stock exchange	—	—	581,609

(3) Adjustments of liabilities from financing activities in current and prior year are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2018
	Beginning balance	Cash flow	Not involving cash inflows and outflows			Ending balance
			Foreign Exchange	Variation of gains on valuation of hedged items	Others
Borrowings	14,784,706	1,257,121	161,078	—	81	16,202,986
Debentures	27,869,651	612,331	267,339	(25,498)	12,039	28,735,862

Total	42,654,357	1,869,452	428,417	(25,498)	12,120	44,938,848

	For the year ended December 31, 2019
	Beginning balance	Cash flow	Not involving cash inflows and outflows				Ending balance
			Foreign Exchange	Variation of gains on valuation of hedged items	Business Combination (Note 44)	Others
Borrowings	16,202,986	3,081,757	(285,607)	—	—	(216)	18,998,920
Debentures	28,735,862	1,858,762	155,433	85,984	—	22,014	30,858,055
Lease liabilities(*)	377,030	(217,867)	(819)	—	5,552	255,149	419,045

Total	45,315,878	4,722,652	(130,993)	85,984	5,552	276,947	50,276,020

(*)	The amount of lease liability at the beginning of the current in applying IFRS 16 is reflected.

7.	FINANCIAL ASSETS AT FVTPL

(1) Details of financial assets at FVTPL as of December 31, 2018 and 2019 are as follows (Unit: Korean Won in millions):

	December 31, 2018	December 31, 2019
Financial assets at fair value through profit or loss mandatorily measured at fair value	6,126,316	8,069,144

(2) Financial assets at fair value through profit or loss mandatorily measured at fair value and financial assets held for trading are as follows (Unit: Korean Won in millions):

	December 31, 2018	December 31, 2019
Deposits:
Gold banking asset	26,935	27,901
Securities:
Debt securities
Korean treasury and government agencies	516,173	872,954
Financial institutions	533,393	600,303
Corporates	774,589	762,265
Others	—	101,563
Equity securities	455,666	688,350
Capital contributions	422,614	515,199
Beneficiary certificates	985,417	1,366,233

Sub-total	3,687,852	4,906,867

Loans	385,450	212,473
Derivatives assets	2,026,079	2,921,903

Total	6,126,316	8,069,144

(3) Financial assets at fair value through profit or loss designated as upon initial recognition is nil as of December 31, 2018 and 2019.

8. FINANCIAL ASSETS AT FVTOCI

(1) Details of financial assets at FVTOCI as of December 31, 2018 and 2019 is as follows (Unit: Korean Won in millions):

	December 31, 2018	December 31, 2019
Debt securities:
Korean treasury and government agencies	1,358,378	1,152,711
Financial institutions	11,252,790	17,769,924
Corporates	1,824,843	3,917,004
Bond denominated in foreign currencies	2,636,209	3,874,785

Sub-total	17,072,220	26,714,424

Equity securities	951,174	935,370
Securities loaned	40,029	80,737

Total	18,063,423	27,730,531

(2) Details of equity securities designated as financial assets at FVTOCI as of December 31, 2018 and 2019 are as follows (Unit: Korean Won in millions):

Purpose of acquisition	December 31, 2018	December 31, 2019	Remarks
Strategic business partnership	662,934	678,846
Debt-equity swap	287,990	256,480
Others	250	44	Cooperative insurance, etc.

Total	951,174	935,370

(3) Changes in the allowance for credit losses and gross carrying amount of financial assets at FVTOCI are as follows (Unit: Korean Won in millions):

1) Allowance for credit losses

	For the year ended December 31, 2018
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(4,107)	(129)	—	(4,236)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net provision of allowance for credit losses	(1,918)	(109)	—	(2,027)
Others(*)	86	—	—	86

Ending balance	(5,939)	(238)	—	(6,177)

(*)	Others consist of foreign currencies translation, etc.

	For the year ended December 31, 2019
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(5,939)	(238)	—	(6,177)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net provision of allowance for credit losses	(3,297)	—	—	(3,297)
Disposal	615	238	—	853
Others(*)	52	—	—	52

Ending balance	(8,569)	—	—	(8,569)

(*)	Others consist of foreign currencies translation, etc.

2) Gross carrying amount

	For the year ended December 31, 2018
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	12,843,997	30,212	—	12,874,209
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Acquisition	13,275,429	10,000	—	13,285,429
Disposal / Redemption	(9,146,307)	(15,047)	—	(9,161,354)
Gain (loss) on valuation	70,017	(59)	—	69,958
Amortization based on effective interest method	10,195	47	—	10,242
Others(*)	33,765	—	—	33,765

Ending balance	17,087,096	25,153	—	17,112,249

(*)	Others consist of foreign currencies translation, etc.

	For the year ended December 31, 2019
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	17,087,096	25,153	—	17,112,249
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Acquisition	23,774,375	—	—	23,774,375
Disposal / Redemption	(14,224,358)	(25,000)	—	(14,249,358)
Gain (loss) on valuation	48,956	(153)	—	48,803
Amortization based on effective interest method	14,629	—	—	14,629
Business combination (Note 44)	24,985	—	—	24,985
Others(*)	69,478	—	—	69,478

Ending balance	26,795,161	—	—	26,795,161

(*)	Others consist of foreign currencies translation, etc.

(4) During the current term, the Group disposed its equity securities, designated as financial assets at FVTOCI in accordance with the sale settlement of the creditors and the fair value at disposal is 34,841 million Won and the cumulative loss at disposal is 38,995 million Won.

9. SECURITIES AT AMORTIZED COST

(1) Details of securities at amortized cost as of December 31, 2018 and December 31, 2019 are as follows (Unit: Korean Won in millions):

	December 31, 2018	December 31, 2019
Korean treasury and government agencies	7,523,458	8,044,040
Financial institutions	9,474,922	6,694,614
Corporates	5,707,063	5,068,489
Bond denominated in foreign currencies	234,041	518,907
Allowance for credit losses	(6,925)	(5,511)

Total	22,932,559	20,320,539

(2) Changes in the allowance for credit losses and gross carrying amount of securities at amortized cost are as follows (Unit: Korean Won in millions):

1) Allowance for credit losses

	For the year ended December 31, 2018
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(5,078)	—	—	(5,078)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net provision of allowance for credit losses	(1,922)	—	—	(1,922)
Disposal	22	—	—	22
Others(*)	54	—	—	54

Ending balance	(6,924)	—	—	(6,924)

(*)	Others consist of foreign currencies translation, etc.

	For the years ended December 31, 2019
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(6,924)	—	—	(6,924)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net reversal of allowance for credit losses	1,415	—	—	1,415
Others(*)	(2)	—	—	(2)

Ending balance	(5,511)	—	—	(5,511)

(*)	Others consist of foreign currencies translation, etc.

2) Gross carrying amount

	For the year ended December 31, 2018
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	16,749,296	—	—	16,749,296
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Acquisition	15,622,847	—	—	15,622,847
Disposal/Redemption	(9,426,757)	—	—	(9,426,757)
Amortization based on effective interest method	(7,970)	—	—	(7,970)
Others(*)	2,068	—	—	2,068

Ending balance	22,939,484	—	—	22,939,484

(*)	Others consist of foreign currencies translation, etc.

	For the year ended December 31, 2019
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	22,939,484	—	—	22,939,484
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Acquisition	6,092,078	—	—	6,092,078
Disposal/Redemption	(8,709,947)	—	—	(8,709,947)
Amortization based on effective interest method	(3,286)	—	—	(3,286)
Others(*)	7,721	—	—	7,721

Ending balance	20,326,050	—	—	20,326,050

(*)	Others consist of foreign currencies translation, etc.

10. LOANS AND OTHER FINANCIAL ASSETS AT AMORTIZED COST, AND LOANS AND RECEIVABLES

(1) Details of loans and other financial assets at amortized cost as of December 31, 2018 and 2019 are as follows (Unit: Korean Won in millions):

	December 31, 2018	December 31, 2019
Due from banks	14,151,012	14,492,223
Loans	260,819,917	271,032,244
Other financial assets	7,486,649	8,193,226

Total	282,457,578	293,717,693

(2) Details of due from banks are as follows (Unit: Korean Won in millions):

	December 31, 2018	December 31, 2019
Due from banks in local currency:
Due from The Bank of Korea (“BOK”)	11,034,602	11,028,850
Due from depository banks	90,988	82,509
Due from non-depository institutions	76	378
Due from the Korea Exchange	30,000	50,113
Others	85,915	43,253
Allowance for credit losses	(3,069)	(2,865)

Sub-total	11,238,512	11,202,238

Due from banks in foreign currencies:
Due from banks on demand	828,022	1,122,521
Due from banks on time	1,288,303	1,296,842
Others	798,493	872,617
Allowance for credit losses	(2,318)	(1,995)

Sub-total	2,912,500	3,289,985

Total	14,151,012	14,492,223

(3) Details of restricted due from banks are as follows (Unit: Korean Won in millions):

	Counterparty	December 31, 2018	Reason of restriction
Due from banks in local currencies:
Due from BOK	The BOK	11,034,602	Reserve deposits under the BOK Act
Due from KSFC	Korea Securities Finance Corp.	30,000	Customer’s deposit reserve
Others	The Korea Exchange and others	51,889	Central counterparty KRW margin and others

	Sub-total	11,116,491

Due from banks in foreign currencies:
Due from banks on demand	The BOK and others	780,576	Reserve deposits under the BOK Act and others
Others	Korea Investment Securities and others	798,493	Overseas futures and options trade deposits and others

	Sub-total	1,579,069

	Total	12,695,560

	Counterparty	December 31, 2019	Reason of restriction
Due from banks in local currencies:
Due from BOK	The BOK	11,028,850	Reserve deposits under the BOK Act
Due from KSFC	Korea Securities Finance Corp.	50,000	Customer’s deposit reserve
Others	The Korea Exchange and others	41,645	Central counterparty KRW margin and others

	Sub-total	11,120,495

Due from banks in foreign currencies:
Due from banks on demand	The BOK and others	1,103,917	Reserve deposits under the BOK Act and others
Foreign currency deposits on time	National Bank Cambodia	58	Reserve deposits and others
Others	Korea Investment & Securities and others	872,603	Overseas futures and options trade deposits and others

	Sub-total	1,976,578

	Total	13,097,073

(4) Changes in the allowance for credit losses and gross carrying amount of due from banks are as follows (Unit: Korean Won in millions):

1) Allowance for credit losses

	For the year ended December 31, 2018
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(3,092)	—	—	(3,092)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net provision of allowance for credit losses	(2,219)	—	—	(2,219)
Others(*)	(76)	—	—	(76)

Ending balance	(5,387)	—	—	(5,387)

(*)	Others consist of foreign currencies translation, etc.

	For the year ended December 31, 2019
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(5,387)	—	—	(5,387)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Reversal of allowance for credit losses	544	—	—	544
Others(*)	(17)	—	—	(17)

Ending balance	(4,860)	—	—	(4,860)

(*)	Others consist of foreign currencies translation, etc.

2) Gross carrying amount

	For the year ended December 31, 2018
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	8,870,835	—	—	8,870,835
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net increase	5,302,244	—	—	5,302,244
Others(*)	(16,680)			(16,680)

Ending balance	14,156,399	—	—	14,156,399

(*)	Others consist of foreign currencies translation, etc.

	For the year ended December 31, 2019
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	14,156,399	—	—	14,156,399
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net increase	313,991	—	—	313,991
Business combination (Note 44)	35,910	—	—	35,910
Others(*)	(9,217)	—	—	(9,217)

Ending balance	14,497,083	—	—	14,497,083

(*)	Others consist of foreign currencies translation, etc.

(5) Details of loans are as follows (Unit: Korean Won in millions):

	December 31, 2018	December 31, 2019
Loans in local currency	210,701,421	221,484,049
Loans in foreign currencies	15,239,032	18,534,270
Domestic banker’s usance	2,934,366	2,899,651
Credit card accounts	8,051,384	8,398,605
Bills bought in foreign currencies	7,874,457	4,772,093
Bills bought in local currency	22,885	61,362
Factoring receivables	45,851	20,905
Advances for customers on guarantees	13,810	12,616
Private placement bonds	365,531	307,339
Securitized loans	1,377,072	2,250,042
Call loans	2,669,080	3,290,167
Bonds purchased under resale agreements	11,701,951	8,981,752
Others	1,037,283	980,448
Loan origination costs and fees	574,178	620,791
Discounted present value	(10,308)	(6,826)
Allowance for credit losses	(1,778,076)	(1,575,020)

Total	260,819,917	271,032,244

(6) Changes in the allowances for losses on loans and receivables for the year ended December 31, 2017 are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2017
	Consumers	Corporates	Credit card	Others	Total
Beginning balance	(163,858)	(1,498,842)	(155,372)	(209,024)	(2,027,096)
Net reversal (provision) of allowance for loan losses	(131,275)	(539,222)	(203,968)	12,192	(862,273)
Recoveries of loans previously charged off	(45,060)	(84,413)	(51,366)	(68)	(180,907)
Charge-off	142,099	453,249	228,640	63,181	887,169
Disposal	898	65,145	—	29,186	95,229
Unwinding effect	8,643	36,548	—	—	45,191
Others(*)	908	211,729	1	(193)	212,445

Ending balance	(187,645)	(1,355,806)	(182,065)	(104,726)	(1,830,242)

(*)	Others consist of debt-equity swap, foreign currencies translation and etc.

Changes in the allowance for credit losses of loans for the years ended December 31, 2018 and 2019 are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2018
	Consumers			Corporates
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3
Beginning balance	(101,479)	(41,358)	(117,168)	(365,251)	(255,922)	(905,243)
Transfer to 12-month expected credit losses	(9,848)	8,966	882	(24,324)	22,658	1,666
Transfer to lifetime expected credit losses	5,905	(7,183)	1,278	15,074	(407,780)	392,706
Transfer to credit-impaired financial assets	79,078	47,343	(126,421)	62,731	97,750	(160,481)
Net reversal(provision) of allowance for credit losses	(86,224)	(56,164)	(49,637)	(68,381)	193,392	(94,004)
Recovery	—	—	(51,855)	—	—	(127,630)
Charge-off	—	—	204,552	—	—	290,109
Disposal	—	33	1,633	—	237	49,902
Interest income from impaired loans	—	—	7,945	—	—	23,381
Others(*)	(1,941)	(5)	(1,115)	31,840	46	1,921

Ending balance	(114,509)	(48,368)	(129,906)	(348,311)	(349,619)	(527,673)

	For the year ended December 31, 2018
	Credit card accounts			Total
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3
Beginning balance	(57,134)	(71,463)	(102,858)	(523,864)	(368,743)	(1,125,269)
Transfer to 12-month expected credit losses	(13,846)	13,738	108	(48,018)	45,362	2,656
Transfer to lifetime expected credit losses	5,871	(6,194)	323	26,850	(421,157)	394,307
Transfer to credit-impaired financial assets	82,406	84,048	(166,454)	224,215	229,141	(453,356)
Net reversal(provision) of allowance for credit losses	(82,083)	(98,260)	(33,205)	(236,688)	38,968	(176,846)
Recovery	—	—	(57,565)	—	—	(237,050)
Charge-off	—	—	242,879	—	—	737,540
Disposal	—	—	—	—	270	51,535
Interest income from impaired loans	—	—	—	—	—	31,326
Others(*)	(1)	—	—	29,898	41	806

Ending balance	(64,787)	(78,131)	(116,772)	(527,607)	(476,118)	(774,351)

(*)	Changes due to debt-equity swap, foreign currencies translation, and etc.

	For the year ended December 31, 2019
	Consumers			Corporates
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3
Beginning balance	(114,509)	(48,368)	(129,906)	(348,311)	(349,619)	(527,673)
Transfer to 12-month expected credit losses	(14,430)	13,661	769	(58,537)	49,884	8,653
Transfer to lifetime expected credit losses	14,022	(15,332)	1,310	8,215	(20,473)	12,258
Transfer to credit-impaired financial assets	8,603	10,312	(18,915)	3,308	17,852	(21,160)
Net reversal(provision) of allowance for credit losses	21,802	(38,203)	(146,204)	86,565	6,855	(75,392)
Recovery	—	—	(61,914)	—	—	(66,359)
Charge-off	—	—	217,382	—	—	222,537
Disposal	—	—	2,763	—	1	42,095
Interest income from impaired loans	—	—	9,647	—	—	17,887
Business combination (Note 44)	—	—	—	(9)	(2,008)	(3,150)
Others(*)	(636)	(32)	(520)	(15,489)	(210)	259

Ending balance	(85,148)	(77,962)	(125,588)	(324,258)	(297,718)	(390,045)

	For the year ended December 31, 2019
	Credit card accounts			Total
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3
Beginning balance	(64,787)	(78,131)	(116,772)	(527,607)	(476,118)	(774,351)
Transfer to 12-month expected credit losses	(15,712)	15,231	481	(88,679)	78,776	9,903
Transfer to lifetime expected credit losses	6,031	(6,317)	286	28,268	(42,122)	13,854
Transfer to credit-impaired financial assets	98,647	94,116	(192,763)	110,558	122,280	(232,838)
Net reversal(provision) of allowance for credit losses	(98,888)	(96,434)	(40,343)	9,479	(127,782)	(261,939)
Recovery	—	—	(60,365)	—	—	(188,638)
Charge-off	—	—	281,420	—	—	721,339
Disposal	—	—	—	—	1	44,858
Interest income from impaired loans	—	—	—	—	—	27,534
Business combination (Note 44)	—	—	—	(9)	(2,008)	(3,150)
Others(*)	(17)	2	14	(16,142)	(240)	(247)

Ending balance	(74,726)	(71,533)	(128,042)	(484,132)	(447,213)	(643,675)

(*)	Changes due to debt-equity swap, foreign currencies translation, and etc.

(7) Changes in the gross carrying amount of loans are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2018
	Consumers			Corporates
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3
Beginning balance	103,502,347	5,487,758	326,739	131,096,396	4,466,354	1,622,409
Transfer to 12-month expected credit losses	1,921,485	(1,912,046)	(9,439)	1,081,702	(1,077,895)	(3,807)
Transfer to lifetime expected credit losses	(3,186,506)	3,199,993	(13,487)	(2,275,984)	2,733,860	(457,876)
Transfer to credit-impaired financial assets	(218,943)	(127,447)	346,390	(348,503)	(275,189)	623,692
Charge-off	—	—	(204,552)	—	—	(290,109)
Disposal	—	(478)	(31,910)	—	(2,781)	(166,347)
Net increase (decrease)	8,600,859	(619,771)	(22,247)	1,900,116	(813,091)	(307,304)

Ending balance	110,619,242	6,028,009	391,494	131,453,727	5,031,258	1,020,658

	For the year ended December 31, 2018
	Credit card accounts			Total
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3
Beginning balance	5,721,743	935,266	177,983	240,320,486	10,889,378	2,127,131
Transfer to 12-month expected credit losses	221,984	(221,841)	(143)	3,225,171	(3,211,782)	(13,389)
Transfer to lifetime expected credit losses	(287,623)	288,027	(404)	(5,750,113)	6,221,880	(471,767)
Transfer to credit-impaired financial assets	(104,459)	(95,758)	200,217	(671,905)	(498,394)	1,170,299
Charge-off	—	—	(242,879)	—	—	(737,540)
Disposal	—	—	—	—	(3,259)	(198,257)
Net increase (decrease)	1,310,199	77,078	74,215	11,811,174	(1,355,784)	(255,336)

Ending balance	6,861,844	982,772	208,989	248,934,813	12,042,039	1,621,141

	For the year ended December 31, 2019
	Consumers			Corporates
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3
Beginning balance	110,619,242	6,028,009	391,494	131,453,727	5,031,258	1,020,658
Transfer to 12-month expected credit losses	2,626,998	(2,614,767)	(12,231)	1,560,734	(1,550,164)	(10,570)
Transfer to lifetime expected credit losses	(8,238,499)	8,256,600	(18,101)	(2,306,186)	2,341,881	(35,695)
Transfer to credit-impaired financial assets	(152,128)	(104,129)	256,257	(252,249)	(142,902)	395,151
Charge-off	—	—	(217,382)	—	—	(222,537)
Disposal	—	(55)	(67,924)	—	(70)	(161,318)
Net increase (decrease)	6,397,570	883,149	85,561	3,985,392	(809,566)	(266,432)
Business combination (Note 44)	100	—	—	2,561	40,161	21,000

Ending balance	111,253,283	12,448,807	417,674	134,443,979	4,910,598	740,257

	For the year ended December 31, 2019
	Credit card accounts			Total
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3
Beginning balance	6,861,844	982,772	208,989	248,934,813	12,042,039	1,621,141
Transfer to 12-month expected credit losses	258,674	(258,166)	(508)	4,446,406	(4,423,097)	(23,309)
Transfer to lifetime expected credit losses	(307,100)	307,450	(350)	(10,851,785)	10,905,931	(54,146)
Transfer to credit-impaired financial assets	(124,675)	(104,712)	229,387	(529,052)	(351,743)	880,795
Charge-off	—	—	(281,420)	—	—	(721,339)
Disposal	—	—	—	—	(125)	(229,242)
Net increase (decrease)	589,724	(41,512)	72,269	10,972,686	32,071	(108,602)
Business combination (Note 44)	—	—	—	2,661	40,161	21,000

Ending balance	7,278,467	885,832	228,367	252,975,729	18,245,237	1,386,298

(8) Details of other financial assets are as follows (Unit: Korean Won in millions):

	December 31, 2018	December 31, 2019
CMA accounts	185,999	199,000
Receivables	4,864,738	5,653,997
Accrued income	1,002,964	1,012,240
Telex and telephone subscription rights and refundable deposits	986,834	949,118
Other receivables	514,055	456,010
Allowance for credit losses	(67,941)	(77,139)

Total	7,486,649	8,193,226

(9) Changes in the allowances for credit losses on other financial assets are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2018
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(2,955)	(1,832)	(54,211)	(58,998)
Transfer to 12-month expected credit losses	(150)	139	11	—
Transfer to lifetime expected credit losses	105	(416)	311	—
Transfer to credit-impaired financial assets	6,509	304	(6,813)	—
Net provision of allowance for credit losses	(6,583)	(166)	(31,550)	(38,299)
Charge-off	—	—	28,200	28,200
Disposal	—	1	1,264	1,265
Others	(395)	(1)	287	(109)

Ending balance	(3,469)	(1,971)	(62,501)	(67,941)

	For the year ended December 31, 2019
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(3,469)	(1,971)	(62,501)	(67,941)
Transfer to 12-month expected credit losses	(207)	198	9	—
Transfer to lifetime expected credit losses	116	(43)	(73)	—
Transfer to credit-impaired financial assets	19	159	(178)	—
Net reversal (provision) of allowance for credit losses	802	(9)	(6,854)	(6,061)
Charge-off	—	—	2,506	2,506
Disposal	—	—	1,685	1,685
Business combination (Note 44)	(401)	—	(7,268)	(7,669)
Others	(56)	—	397	341

Ending balance	(3,196)	(1,666)	(72,277)	(77,139)

(10) Changes in the gross carrying amount of other financial assets are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2018
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	6,662,335	29,124	79,912	6,771,371
Transfer to 12-month expected credit losses	7,573	(7,556)	(17)	—
Transfer to lifetime expected credit losses	(11,418)	11,734	(316)	—
Transfer to credit-impaired financial assets	(7,580)	(1,110)	8,690	—
Charge-off	—	—	(28,201)	(28,201)
Disposal	—	(5)	(1,640)	(1,645)
Net increase (decrease)	803,480	(3,994)	13,579	813,065

Ending balance	7,454,390	28,193	72,007	7,554,590

	For the year ended December 31, 2019
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	7,454,390	28,193	72,007	7,554,590
Transfer to 12-month expected credit losses	8,036	(8,019)	(17)	—
Transfer to lifetime expected credit losses	(17,678)	17,740	(62)	—
Transfer to credit-impaired financial assets	(952)	(918)	1,870	—
Charge-off	—	—	(2,506)	(2,506)
Disposal	—	—	(2,212)	(2,212)
Net increase	606,457	55,651	41,138	703,246
Business combination (Note 44)	9,591	—	7,656	17,247

Ending balance	8,059,844	92,647	117,874	8,270,365

11.	FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

(1)	The fair value hierarchy

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

(2) Fair value hierarchy of financial assets and liabilities measured at fair value are as follows (Unit: Korean Won in millions):

	December 31, 2018
	Level 1(*)	Level 2(*)	Level 3	Total
Financial assets:
Financial assets at fair value through profit or loss mandatorily measured at fair value
Deposits	26,935	—	—	26,935
Debt securities	239,794	1,575,972	8,389	1,824,155
Equity securities	53,806	—	401,860	455,666
Capital contributions	—	—	422,614	422,614
Beneficiary certificates	2,130	128,988	854,299	985,417
Loans	—	205,000	180,450	385,450
Derivative assets (Designated for trading)	13,216	1,964,065	48,798	2,026,079

Sub-total	335,881	3,874,025	1,916,410	6,126,316

Financial assets at FVTOCI
Debt securities	1,838,409	15,233,811	—	17,072,220
Equity securities	482,327	—	468,847	951,174
Securities loaned	—	40,029	—	40,029

Sub-total	2,320,736	15,273,840	468,847	18,063,423

Derivative assets (Designated for hedging)	—	35,503	—	35,503

Total	2,656,617	19,183,368	2,385,257	24,225,242

Financial liabilities:
Financial liabilities at fair value through profit or loss mandatorily measured at fair value
Deposits due to customers	27,058	—	—	27,058
Derivative liabilities (Designated for trading)	2,245	2,071,925	16,691	2,090,861

Sub-total	29,303	2,071,925	16,691	2,117,919

Financial liabilities at fair value through profit or loss designated as upon initial recognition
Equity-linked securities	—	—	164,767	164,767

Derivative liabilities (Designated for hedging)	—	51,408	—	51,408

Total	29,303	2,123,333	181,458	2,334,094

(*)

There were no transfers between Level 1 and Level 2 of financial assets and liabilities measured at fair value. The Group recognizes transfers among levels at the end of reporting period in which events have occurred or conditions have changed.

	December 31, 2019
	Level 1(*)	Level 2(*)	Level 3	Total
Financial assets:
Financial assets at fair value through profit or loss mandatorily measured at fair value
Deposits	27,901	—	—	27,901
Debt securities	420,330	1,910,929	5,826	2,337,085
Equity securities	157,895	1,834	528,621	688,350
Capital contributions	—	—	515,199	515,199
Beneficiary certificates	1	90,498	1,275,734	1,366,233
Loans	—	59,844	152,629	212,473
Derivative assets (Designated for trading)	3,057	2,893,798	25,048	2,921,903

Sub-total	609,184	4,956,903	2,503,057	8,069,144

Financial assets at FVTOCI
Debt securities	2,146,163	24,568,261	—	26,714,424
Equity securities	441,672	—	493,698	935,370
Securities loaned	—	80,737	—	80,737

Sub-total	2,587,835	24,648,998	493,698	27,730,531

Derivative assets (Designated for hedging)	—	121,131	—	121,131

Total	3,197,019	29,727,032	2,996,755	35,920,806

Financial liabilities:
Financial liabilities at fair value through profit or loss mandatorily measured at fair value
Deposits due to customers	27,530	—	—	27,530
Derivative liabilities (Designated for trading)	4,336	2,766,771	72,039	2,843,146

Sub-total	31,866	2,766,771	72,039	2,870,676

Financial liabilities at fair value through profit or loss designated as upon initial recognition
Equity-linked securities	—	—	87,626	87,626

Derivative liabilities (Designated for hedging)	—	6,516	321	6,837

Total	31,866	2,773,287	159,986	2,965,139

(*)

There were no transfers between Level 1 and Level 2 of financial assets and liabilities measured at fair value. The Group recognizes transfers among levels at the end of reporting period in which events have occurred or conditions have changed.

Financial assets and liabilities at fair value through profit or loss, financial assets at FVTOCI, and derivative assets (Designated for hedging) and liabilities (Designated for hedging) are recognized at fair value. Fair value is the amount that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date.

Financial instruments are measured at fair value using a quoted market price in active markets. If there is no active market for a financial instrument, the Group determines the fair value using valuation methods. Valuation methods and input variables for each type of financial instruments are as follows:

1) Valuation methods and input variables for each type of financial instrument classified into level 2 in December 31, 2018 and 2019 are as follows:

	Valuation methods	Input variables
Loans	The fair value is measured by discounting the projected cash flows of loan products by applying the market discount rate that has been applied to a proxy company that has similar credit rating to the debtor.	Risk-free market rate, Credit spread

Debt securities and Securities loaned	Fair value is measured by discounting the future cash flows of debt securities applying the risk-free market rate.	Risk-free market rate, Credit spread

Beneficiary certificates	The beneficiary certificates classified as Level 2 are MMF and are measured at base price.	Base price

Derivatives	The fair value is measured through option model (Closed Form), DCF Model, FDM, Monte Carlo Simulation and etc.	Market rate, foreign exchange rate, stock prices and value of underlying assets, volatility, and etc.

2) Valuation methods and input variables for each type of financial instrument classified into level 3 in December 31, 2018 and 2019 are as follows:

	Valuation methods	Input variables
Loans	The fair value of Loans is measured by the Binomial tree given the values of underlying assets and volatility.	Values of underlying assets, Volatility

Debt securities	The fair value is measured by discounting the projected cash flows of debt securities by applying the market discount rate that has been applied to a proxy company that has similar credit rating to the issuers of the securities.	Risk-free market rate, Credit spread

Equity securities, capital contributions and Beneficiary certificates	Among DCF (Discounted Cash Flow) Model, FCFE (Free Cash Flow to Equity) Model, Comparable Company Analysis, Dividend Discount Model, Risk-adjusted Rate of Return Method, and Net Asset Value Method, more than one method is used given the characteristic of the subject of fair value measurement.	Risk-free market rate, market risk premium, corporate Beta, etc.

Derivatives	Fair value is measured by models such as option model (Closed form), DCF model, FDM and Monte Carlo Simulation.	Market rate, values of underlying assets such as foreign exchange rate and stock prices, volatility, etc.

Equity-linked securities	Fair value is measured by models such as option model (Closed form), DCF model, FDM and Monte Carlo Simulation.	Values of underlying assets, market rate, dividend, volatility, correlation coefficient and foreign exchange rate, etc.

Valuation methods of financial assets and liabilities measured at fair value and classified into Level 3 and significant but unobservable inputs are as follows:

	Fair value measurement technique	Type	Input variable	Range	Impact of changes in significant unobservable inputs on fair value measurement
Loans	Binomial tree, DCF		Stock, Volatility of underlying asset	14.50%~46.06%	Variation of fair value as volatility of underlying asset increases.

Derivative assets	Option valuation model and others	Interest rate related	Correlation coefficient	0.90~0.98	Variation of fair value increases as correlation coefficient increases.
			Volatility of underlying asset	16.30%~41.20%	Variation of fair value increases as volatility increases.
		Equity related	Correlation coefficient	0.237~0.675	Variation of fair value increases as correlation coefficient increases.
	DCF model	Currency related	Credit risk adjustment ratio	7.70%~100.00%	Variation of fair value increases as credit risk adjustment ratio increases.

Derivative liabilities	Option valuation model and others	Interest rate related	Correlation coefficient	0.90~0.98	Variation of fair value increases as correlation coefficient increases.
			Volatility of underlying asset	16.30%~41.20%	Variation of fair value increases as volatility increases.
		Equity related	Correlation coefficient	0.237~0.675	Variation of fair value increases as correlation coefficient increases.
			Volatility of underlying	21.40%~22.40%	Variation of fair value increases as volatility increases.

Equity-linked securities	Monte Carlo Simulation and others		Correlation coefficient	0.294~0.675	Equity-linked securities’ variation of fair value increases if both volatility and correlation coefficient increase. However, when correlation coefficient decreases despite the increase in volatility, the variation of fair value of a compound financial instrument may decrease.
			Volatility of underlying asset	19.10%~25.30%

Equity securities, capital contributions, debt securities, and beneficiary certificates	External appraisal value and others		Terminal growth rate	0.00%~ 9.15%	Fair value increases as terminal growth rate increases.
			Discount rate	0.35%~19.21%	Fair value increases as discount rate decreases.
			Volatility of real estate sale price	0.00	Fair value increases as real estate sale price increases.
			Volatility of underlying assets	13.21%~52.48%	Variation of fair value increases as volatility of underlying assets increases

Fair value of financial assets and liabilities classified into Level 3 is measured by the Group using its own valuation methods or using external specialists. Unobservable inputs used in the fair value measurements are produced by the internal system of the Group and the appropriateness of inputs is reviewed regularly.

(3) Changes in financial assets and liabilities measured at fair value classified into Level 3 are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2017
	January 1, 2017	Net Income (loss) (*1)	Other comprehensive income (loss)	Purchases/ Issuances	Disposals/ Settlements	Transfer to or out of level 3(*2)	December 31, 2017
Financial assets:
Financial assets held for trading
Derivative assets	23,153	22,362	—	1,398	(25,431)	—	21,482
Financial assets designed at FVTPL
Debt securities	4,348	346	—	5,000	—	—	9,694
Equity securities	12,652	(56)	—	—	—	—	12,596

Sub-total	17,000	290	—	5,000	—	—	22,290

AFS financial assets
Equity securities	1,024,935	27,986	24,442	65,961	(131,460)	—	1,011,864
Beneficiary certificates	530,511	212	(4,321)	226,975	(109,471)	—	643,906

Sub-total	1,555,446	28,198	20,121	292,936	(240,931)	—	1,655,770

Derivative assets	99	329	—	—	(428)	—	—

Total	1,595,698	51,179	20,121	299,334	(266,790)	—	1,699,542

Financial liabilities:
Financial liabilities held for trading
Derivative liabilities	33,524	24,866	—	500	(37,939)	—	20,951
Financial liabilities designated as at FVTPL
Equity-linked securities	673,709	112,015	—	—	(625,667)	—	160,057

Total	707,233	136,881	—	500	(663,606)	—	181,008

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

(*2)	The Group recognizes transfers between levels at the end of reporting period within which events have occurred or conditions have changed.

	For the year ended December 31, 2019
	January 1, 2019	Business combination	Net Income (loss)(*1)	Other comprehensive income	Purchases/ issuances	Disposals/ settlements	Transfer to or out Level 3(*2)	December 31, 2019
Financial assets:
Financial assets at fair value through profit or loss mandatorily measured at fair value							—
Debt securities	8,389	—	476	—	2,000	(5,039)	—	5,826
Equity securities	401,860	—	59,537	—	95,511	(28,287)	—	528,621
Capital contributions	422,614	707	(13,270)	—	173,064	(67,916)	—	515,199
Beneficiary certificates	854,299	—	18,450	—	578,228	(183,684)	8,441	1,275,734
Loans	180,450	—	6,854	—	60,696	(95,371)	—	152,629
Derivative assets	48,798	—	16,935	—	1,115	(40,343)	(1,457)	25,048

Sub-total	1,916,410	707	88,982	—	910,614	(420,640)	6,984	2,503,057

Financial assets at FVTOCI
Equity securities	468,847	1,408	—	23,063	687	(306)	(1)	493,698

Total	2,385,257	2,115	88,982	23,063	911,301	(420,946)	6,983	2,996,755

Financial liabilities:
Financial liabilities at fair value through profit or loss mandatorily measured at fair value
Derivative liabilities (Designated for trading)	16,691	—	84,033	—	(11,140)	(14,817)	(2,728)	72,039
Financial liabilities at fair value through profit or loss designated as upon initial recognition
Equity-linked securities	164,767	—	33,237	—	1,809	(112,187)	—	87,626
Derivatives liabilities (designated for hedging)	—	—	—	—	321	—	—	321

Total	181,458	—	117,270	—	(9,010)	(127,004)	(2,728)	159,986

(*1)

The losses that increase financial liabilities are presented as positive amounts, and the gains that decrease financial liabilities are presented as negative amounts. The loss amounting to 21,809 million Won for the years ended December 31, 2019, which is from financial assets and liabilities that the Group holds as at the end of the periods, has been recognized in net gain (loss) on financial assets at FVTPL and net gain (loss) on financial assets at FVTOCI in the consolidated statement of comprehensive income.

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

Among the financial instruments that are classified as Level 3 amounting to 2,566,715 million Won and 3,156,741 million Won as of December 31, 2018 and 2019 respectively, equity instruments of 1,641,875 million Won and 2,194,320 million Won that are considered to provide the best estimate of fair value are excluded from the sensitivity analysis.

The following table presents the sensitivity analysis to disclose the effect of reasonably possible volatility on the fair value of a Level 3 financial instruments (Unit: Korean Won in millions):

	December 31, 2017
	Net income (loss)		Other comprehensive income (loss)
	Favorable	Unfavorable	Favorable	Unfavorable
Financial assets:
Financial assets held for trading
Derivative assets (*1)	1,234	(526)	—	—
Financial assets designated as at FVTPL
Debt securities (*4)	265	(309)	—	—
Equity securities (*4)	670	(624)	—	—
AFS Financial assets
Equity securities (*2)(*3)	—	—	28,583	(15,246)
Beneficiary certificates (*3)	—	—	1,861	(1,857)

Total	2,169	(1,459)	30,444	(17,103)

Financial liabilities:
Financial liabilities held for trading
Derivative liabilities (*1)	5	(513)	—	—
Financial liabilities designated as at FVTPL
Equity-linked securities (*1)	8	(7)	—	—

Total	13	(520)	—	—

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

	December 31, 2019
	Net income (loss)		Other comprehensive income (loss)
	Favorable	Unfavorable	Favorable	Unfavorable
Financial assets:
Financial assets at fair value through profit or loss mandatorily measured at fair value
Derivative assets(*1)	640	(935)	—	—
Loans(*2)	152	(128)	—	—
Debt securities	652	(640)	—	—
Equity securities(*3)(*4)	16,104	(10,929)	—	—
Beneficiary certificates(*4)	1,125	(1,125)	—	—
Financial assets at FVTOCI
Equity securities(*3)(*4)	—	—	26,380	(11,981)

Total	18,673	(13,757)	26,380	(11,981)

Financial liabilities:
Financial liabilities at fair value through profit or loss mandatorily measured at fair value
Derivative liabilities(*1)	1,054	(816)	—	—
Financial liabilities at FVTPL designated as upon initial recognition
Equity-linked securities(*1)	136	(142)	—	—

Total	1,190	(958)	—	—

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

(*2)

Fair value changes of equity securities are calculated by increasing or decreasing stock prices (-10%~10%) and volatility (-10~10%) and discount rate. The stock prices, volatility, and discount rate are major unobservable variables.

(*3)

Fair value changes of equity securities are calculated by increasing or decreasing growth rate (0~1%) and discount rate (-1~1%) or liquidation value (-1~1%). The growth rate, discount rate, and liquidation value are major unobservable variables.

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

(5) Fair value and carrying amount of financial assets and liabilities that are recorded at amortized cost are as follows (Unit: Korean Won in millions):

	December 31, 2018
	Fair value				Book value
	Level 1	Level 2	Level 3	Total
Financial assets:
Securities at amortized cost	3,618,213	19,417,130	—	23,035,343	22,932,559
Loans and other financial assets at amortized cost	—	—	282,342,760	282,342,760	282,457,578
Financial liabilities:
Deposits due to customers	—	248,763,952	—	248,763,952	248,690,939
Borrowings	—	16,203,070	—	16,203,070	16,202,986
Debentures	—	28,765,251	—	28,765,251	28,735,862
Other financial liabilities	—	21,461,397	—	21,461,397	21,442,524

	December 31, 2019
	Fair value				Book value
	Level 1	Level 2	Level 3	Total
Financial assets:
Securities at amortized cost	3,123,898	17,378,920	—	20,502,818	20,320,539
Loans and other financial assets at amortized cost	25,902	54,507	283,058,699	283,139,108	293,711,693
Financial liabilities:
Deposits due to customers	—	264,909,974	—	264,909,974	264,685,578
Borrowings	—	18,919,018	—	18,919,018	18,998,920
Debentures	—	31,173,189	—	31,173,189	30,858,055
Other financial liabilities	—	17,693,559	—	17,693,559	17,706,767

The fair values of financial instruments are measured using quoted market price in active markets. In case there is no active market for financial instruments, the Group determines the fair value by using valuation methods. Valuation methods and input variables for financial assets and liabilities that are measured at amortized cost are given as follows:

	Valuation methods	Input variables
Securities at amortized cost	The fair value is measured by discounting the projected cash flows of debt securities by applying the market discount rate that has been applied to a proxy company that has similar credit rating to the issuers of the securities.	Risk-free market rate, credit spread, prepayment rate, etc.

Loans and other financial assets at amortized cost	The fair value is measured by discounting the projected cash flows of loan products by applying the market discount rate that has been applied to a proxy company that has similar credit rating to the debtor.	Risk-free market rate, credit spread, prepayment rate, etc.

Deposits due to customers, borrowings, debentures and other financial liabilities	The fair value is measured by discounting the projected cash flows of debt products by applying the market discount rate that is reflecting credit rating of the Group.	Risk-free market rate, forward rate, etc.

(6) Financial instruments by category

Carrying amounts of financial assets and liabilities by each category are as follows (Unit: Korean Won in millions):

	December 31, 2018
Financial assets	Financial asset at FVTPL	Financial assets at FVTOCI	Financial assets at amortized cost	Derivatives assets (Designated for hedging)	Total
Deposits	26,935	—	14,151,012	—	14,177,947
Securities	3,687,852	18,063,423	22,932,559	—	44,683,834
Loans	385,450	—	260,819,917	—	261,205,367
Derivative assets	2,026,079	—	—	35,503	2,061,582
Other financial assets	—	—	7,486,649	—	7,486,649

Total	6,126,316	18,063,423	305,390,137	35,503	329,615,379

	December 31, 2018
Financial liabilities	Financial liabilities at FVTPL	Financial liabilities at amortized cost	Derivatives liabilities (Designated for hedging)	Total
Deposits due to customers	27,058	248,690,939	—	248,717,997
Borrowings	164,767	16,202,986	—	16,367,753
Debentures	—	28,735,862	—	28,735,862
Derivative liabilities	2,090,861	—	51,408	2,142,269
Other financial liabilities(*)	—	21,490,341	—	21,490,341

Total	2,282,686	315,120,128	51,408	317,454,222

(*)	Other financial liabilities include 47,817 million Won of financial guarantee liabilities measured at amortized cost included in provisions.

	December 31, 2019
Financial assets	Financial asset at FVTPL	Financial assets at FVTOCI	Financial assets at amortized cost	Derivatives assets (Designated for hedging)	Total
Deposits	27,901	—	14,492,223	—	14,520,124
Securities	4,906,867	27,730,531	20,320,539	—	52,957,937
Loans	212,473	—	271,032,244	—	271,244,717
Derivative assets	2,921,903	—	—	121,131	3,043,034
Other financial assets	—	—	8,193,226	—	8,193,226

Total	8,069,144	27,730,531	314,038,232	121,131	349,959,038

	December 31, 2019
Financial liabilities	Financial liabilities at FVTPL	Financial liabilities at amortized cost	Derivatives liabilities (Designated for hedging)	Total
Deposits due to customers	27,530	264,685,578	—	264,713,108
Borrowings	87,626	18,998,920	—	19,086,546
Debentures	—	30,858,055	—	30,858,055
Derivative liabilities	2,843,146	—	6,837	2,849,983
Other financial liabilities(*)	—	17,769,531	—	17,769,531

Total	2,958,302	332,312,084	6,837	335,277,223

(*)	Other financial liabilities include 62,764 million Won of financial guarantee liabilities measured at amortized cost included in provisions.

(7) Income or expense from financial instruments by category

Income or expense from financial assets and liabilities by each category during the years ended December 31, 2017, 2018 and 2019 are as follows (Unit: Korean Won in millions):

	December 31, 2017
	Interest Income (expense)	Fees and Commissions Income (expense)	Provision (reversal) of credit loss	Others	Total
Financial assets at FVTPL	48,615	—	—	6,859	55,474
AFS financial assets	239,030	80,041	(31,300)	362,712	650,483
HTM financial assets	307,965	—	—	—	307,965
Loans and receivables	7,948,069	384,025	(862,273)	196,269	7,666,090
Financial liabilities at FVTPL	—	—	—	(111,240)	(111,240)
Financial liabilities at amortized cost	(3,323,029)	—	—	39,373	(3,283,656)
Net derivatives (designated for hedging)	—	—	—	(109,447)	(109,447)
Off-balance provisions	—	—	77,140	—	77,140

Total	5,220,650	464,066	(816,433)	384,526	5,252,809

	December 31, 2018
	Interest Income (expense)	Fees and Commissions Income (expense)	Provision (reversal) of credit loss	Others	Total
Financial assets at FVTPL	54,243	86,845	—	264,850	405,938
Financial assets at FVTOCI	280,371	66	(2,027)	24,707	303,117
Securities at amortized cost	376,788	—	(1,922)	431	375,297
Loans and other financial assets at amortized cost	8,973,097	317,316	(415,084)	79,101	8,954,430
Financial liabilities at FVTPL	(3,164)	—	—	17,485	14,321
Financial liabilities at amortized cost	(4,030,384)	27,742	—	25,498	(3,977,144)
Net derivatives (designated for hedging)	—	—	—	(672)	(672)
Off-balance provisions	—	—	89,459	—	89,459

Total	5,650,951	431,969	(329,574)	411,400	6,164,746

	December 31, 2019
	Interest Income (expense)	Fees and Commissions Income (expense)	Provision (reversal) of credit loss	Others	Total
Financial assets at FVTPL	50,277	89,817	—	112,434	252,528
Financial assets at FVTOCI	474,751	—	(3,297)	31,995	503,449
Securities at amortized cost	436,340	—	1,415	—	437,755
Loans and other financial assets at amortized cost	9,615,060	296,435	(385,758)	102,115	9,627,852
Financial liabilities at FVTPL	—	—	—	—	—
Financial liabilities at amortized cost	(4,682,722)	—	—	—	(4,682,722)
Net derivatives (designated for hedging)	—	—	—	36,982	36,982
Off-balance provisions	—	71,106	13,396	—	84,502

Total	5,893,706	457,358	(374,244)	283,526	6,260,346

12. DERECOGNITION AND OFFSET OF FINANCIAL INSTRUMENTS

(1) Derecognition of financial instruments

Transferred financial assets that do not meet the condition of derecognition in their entirety.

1) Bonds sold under repurchase agreements

The financial instruments that were disposed but the Group agreed to repurchase at the fixed amounts at the same time, so that they did not meet the conditions of derecognition, are as follows (Unit: Korean Won in millions):

		December 31, 2018	December 31, 2019
Assets transferred	Financial assets at FVTPL	—	407,985
	Financial assets at FVTOCI	33,588	56,975
	Securities at amortized cost	5,552	42,841
	Loans and other financial assets at amortized cost	—	82,594

	Total	39,140	590,395

Related liabilities	Bonds sold under repurchase agreements	42,907	569,002

2) Securities loaned

When the Group loans its securities to outside parties, the legal ownerships of the securities are transferred; however, they should be returned at the end of lending period. Therefore, the Group does not derecognize them from the consolidated financial statements as it owns majority of risks and benefits from the securities continuously, regardless of the transfer of legal ownership. The carrying amounts of the securities loaned are as follows (Unit: Korean Won in millions):

		December 31, 2018	December 31, 2019	Loaned to
Financial assets at FVTOCI	Korean financial institution’s debt securities and others	40,029	80,737	Korea Securities Finance Corporation

The details of the transferred financial assets that do not meet the conditions of derecognition in their entirety, such as disposal of securities under repurchase agreement or securities loaned, are explained in Note 18. The Group does not have continuing involvement in transferred financial assets.

(2) The offset of financial assets and liabilities

The Group possesses both the uncollected domestic exchange receivables and the unpaid domestic exchange payable, which satisfy offsetting criteria of IAS 32. Therefore, the total number of uncollected domestic exchange receivables or unpaid domestic exchange payable has been offset with part of unpaid domestic exchange payable or uncollected domestic exchange receivables and has been disclosed in loans at amortized cost and other financial assets and other financial liabilities of the Group’s statements of financial position respectively.

The Group possesses the derivative assets, derivative liabilities, receivable spot exchange and payable spot exchange that do not satisfy the offsetting criteria of IAS 32, but provide the Group under the circumstances of the trading party’s defaults, insolvency or bankruptcy, with the right of offsetting. Items such as cash collateral cannot satisfy the offsetting criteria of IAS 32, but in accordance with the collateral arrangements and under the circumstances of the trading party’s default, insolvency or bankruptcy, the net amount of derivative assets and derivative liabilities, receivable spot exchange and payable spot exchange can be offset.

The Group has entered into a resale and repurchase agreement and accounted it as a collateralized borrowing. The Group has also entered into a resale and purchase agreement and accounted it as a secured loans. The Group under the repurchase agreements has an offsetting right only upon the counterparty’s default, insolvency or bankruptcy; thus, the repurchase agreements are applied by the TBMA/ISMA Global Master Repurchase Agreement, which does not satisfy the offsetting criteria of IAS 32. The Group disclosed bonds sold under repurchase agreements as borrowings and bonds purchased under resale agreements as loan at amortized cost and other financial assets.

As of December 31, 2018 and 2019, the financial instruments to be off set and may be covered by master netting agreements and similar agreements are as follows (Unit: Korean Won in millions):

	December 31, 2018
	Gross amounts of recognized financial assets	Gross amounts of recognized financial assets setoff	Net amounts of financial assets presented	Related amounts not setoff in the consolidated statement of financial position		Net amounts
				Netting agreements and others	Cash collateral received
Financial assets:
Derivative assets(*1)	1,908,542	—	1,908,542	5,527,117	66,857	515,100
Receivable spot exchange(*2)	4,200,532	—	4,200,532
Bonds purchased under resale agreements(*2)	11,701,951	—	11,701,951	11,701,951	—	—
Domestic exchange settlement credits(*2)(*6)	30,090,598	29,699,412	391,186	—	—	391,186

Total	47,901,623	29,699,412	18,202,211	17,229,068	66,857	906,286

	December 31, 2018
	Gross amounts of recognized financial liabilities	Gross amounts of recognized financial liabilities setoff	Net amounts of financial liabilities presented	Related amounts not setoff in the consolidated statement of financial position		Net amounts
				Netting agreements and others	Cash collateral pledged
Financial liabilities:
Derivative liabilities(*1)	1,862,681	—	1,862,681	5,540,147	115,615	577,713
Equity-linked securities index in short position(*3)	164,767	—	164,767
Payable spot exchange(*4)	4,206,027	—	4,206,027
Bonds sold under repurchase agreements(*5)	42,907	—	42,907	42,907	—	—
Domestic exchange settlement debits(*4)(*6)	36,832,774	29,699,412	7,133,362	6,231,538	—	901,824

Total	43,109,156	29,699,412	13,409,744	11,814,592	115,615	1,479,537

(*1)	The items include derivatives held for trading, derivatives designated for hedging.
(*2)	The items are included in loan at amortized cost and other financial assets.
(*3)	The items are equity linked securities related to derivatives and are included in financial liabilities at FVTPL.
(*4)	The items are included in other financial liabilities.
(*5)	The items are included in borrowings.
(*6)	Certain financial assets and liabilities are presented as net amounts.

	December 31, 2019
	Gross amounts of recognized financial assets	Gross amounts of recognized financial assets setoff	Net amounts of financial assets presented	Related amounts not setoff in the consolidated statement of financial position		Net amounts
				Netting agreements and others	Cash collateral received
Financial assets:
Derivative assets(*1)	3,032,894	—	3,032,894	7,058,885	111,122	975,093
Receivable spot exchange(*2)	5,112,206	—	5,112,206
Bonds purchased under resale agreements(*2)	8,981,752	—	8,981,752	8,981,752	—	—
Domestic exchange settlement credits(*2)(*6)	31,642,486	31,269,258	373,228	—	—	373,228

Total	48,769,338	31,269,258	17,500,080	16,040,637	111,122	1,348,321

	December 31, 2019
	Gross amounts of recognized financial liabilities	Gross amounts of recognized financial liabilities setoff	Net amounts of financial liabilities presented	Related amounts not setoff in the consolidated statement of financial position		Net amounts
				Netting agreements and others	Cash collateral pledged
Financial liabilities:
Derivative liabilities(*1)	2,824,449	—	2,824,449	7,071,549	172,488	779,424
Equity-linked securities in short position(*3)	87,626	—	87,626
Payable spot exchange(*4)	5,111,386	—	5,111,386
Bonds sold under repurchase agreements(*5)	569,002	—	569,002	180,402	388,600	—
Domestic exchange settlement debits(*4)(*6)	32,531,186	31,269,258	1,261,928	1,257,280	—	4,648

Total	41,123,649	31,269,258	9,854,391	8,509,231	561,088	784,072

(*1)	The items include derivatives held for trading, derivatives designated for hedging.
(*2)	The items are included in loan at amortized cost and other financial assets.
(*3)	The items are equity linked securities related to derivatives and are included in financial liabilities at FVTPL.
(*4)	The items are included in other financial liabilities.
(*5)	The items are included in borrowings.
(*6)	Certain financial assets and liabilities are presented as net amounts.

13.	INVESTMENTS IN JOINT VENTURES AND ASSOCIATES

(1)	Investments in joint ventures and associates accounted for using the equity method of accounting are as follows:

		Percentage of ownership (%)		Location	Financial statements as of
Joint ventures and associates	Main business	December 31, 2018	December 31, 2019
Woori Bank:
Woori Service Networks Co., Ltd.(*1)	Freight & staffing services	4.9	4.9	Korea	November 30, 2019(*5)
Korea Credit Bureau Co., Ltd.(*2)	Credit information	9.9	9.9	Korea	December 31, 2019
Korea Finance Security Co., Ltd.(*1)	Security service	15.0	15.0	Korea	November 30, 2019(*5)
Saman Corporation(*2)	General construction Technology service	9.2	9.2	Korea	September 30, 2019(*5)
Wongwang Co., Ltd.(*4)	Wholesale and real estate	29.0	29.0	Korea	—
Sejin Construction Co., Ltd.(*4)	Construction	29.6	29.6	Korea	—
ARES-TECH Co., Ltd.(*4)	Electronic component manufacturing	23.4	23.4	Korea	—
Reading Doctors Co., Ltd.(*4)	Other services	35.4	35.4	Korea	—
Cultizm Korea LTD Co., Ltd.(*4)	Wholesale and retail sales	31.3	31.3	Korea	—
NK Eng Co., Ltd.(*4)	Manufacturing	23.1	23.1	Korea	—
Woori Growth Partnerships New Technology Private Equity Fund	Other financial services	23.1	23.1	Korea	December 31, 2019
2016KIF-IMM Woori Bank Technology Venture Fund	Other financial services	20.0	20.0	Korea	December 31, 2019
K BANK Co., Ltd.(*2)	Finance	14.1	14.5	Korea	November 30, 2019(*5)
Smart Private Equity Fund No.2	Other financial services	20.0	20.0	Korea	December 31, 2019
Woori Bank-Company K Korea Movie Asset Fund	Other financial services	25.0	25.0	Korea	December 31, 2019
Well to Sea No. 3 Private Equity Fund(*7)	Finance	50.0	50.0	Korea	September 30, 2019(*5)
Partner One Value Up I Private Equity Fund	Other financial services	23.3	23.3	Korea	December 31, 2019
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership	Other financial services	20.0	20.0	Korea	December 31, 2019
Crevisse Raim Impact 1st Startup Venture Specialist Private Equity Fund	Other financial services	25.0	25.0	Korea	December 31, 2019
LOTTE CARD Co., Ltd.(*8)	Credit card and installment financing	—	20.0	Korea	September 30, 2019(*5)
Japanese Hotel Real Estate Private Equity Fund 2(*8)	Other financial services	—	19.9	Korea	October 31, 2019(*5)
Woori Investment Bank Co., Ltd.:
Nomura-Rifa Private Real Estate Investment Trust No.17(*6)	Other financial services	19.4	—	Korea	—
Woori Private Equity Asset Management Co., Ltd.:
Uri Hanhwa Eureka Private Equity Fund	Other financial services	0.8	0.8	Korea	December 31, 2019
Japanese Hotel Real Estate Private Equity Fund 1:
Godo Kaisha Oceanos 1(*8)	Other financial services	—	47.8	Japan	October 31, 2019(*5)
Woori bank and Woori card Co., Ltd.:
Dongwoo C & C Co., Ltd.(*4)	Construction	24.5	24.5	Korea	—

		Percentage of ownership (%)		Location	Financial statements as of
Joint ventures and associates	Main business	December 31, 2018	December 31, 2019
SJCO Co., Ltd.(*4)	Aggregate transportation and wholesale	26.5	28.7	Korea	—
G2 Collection Co., Ltd.(*4)	Wholesale and retail sales	28.9	29.2	Korea	—
The Base Enterprise Co., Ltd.(*4)	Manufacturing	48.4	48.4	Korea	—
Kyesan Engineering Co., Ltd.(*4)	Construction	23.3	23.3	Korea	—
Good Software Lap Co., Ltd.(*4)	Service	29.4	29.4	Korea	—
QTS Shipping Co., Ltd.(*4)	Complex transportation brokerage	49.4	49.8	Korea	—
DAEA SNC Co., Ltd.(*4)	Wholesale and retail sales	24.0	25.5	Korea	—
Force TEC Co., Ltd.(*4)	Manufacturing	25.8	25.8	Korea	—
Sinseong Trading Co., Ltd.(*4)	Manufacturing	27.2	27.9	Korea	—
PREXCO Co., Ltd.(*4)	Manufacturing	28.1	28.1	Korea	—
Jiwon Plating Co., Ltd.(*4)	Plating	20.8	20.8	Korea	—
Gil Co.,Ltd.(*6)	Manufacturing	26.1	—	Korea	—
Youngdong Sea Food Co., Ltd.(*4)	Processed sea food manufacturing	24.0	24.5	Korea	—
Woori Bank , Woori Investment Bank Co., Ltd. and Woori Private Equity Asset Management Co., Ltd.:
Woori-Shinyoung Growth-Cap Private Equity Fund I(*8)	Other financial services	—	31.9	Korea	December 31, 2019
Woori Bank and Woori Investment Bank Co., Ltd.:
Chin Hung International Inc.(*3)	Construction	25.3	25.3	Korea	November 30, 2019(*5)
PCC-Woori LP Secondary Fund(*8)	Other financial services	—	38.8	Korea	December 31, 2019
Woori Bank and Woori Private Equity Asset Management Co., Ltd.:
Woori-Q Corporate Restructuring Private Equity Fund(*8)	Trust and collective investment	—	38.4	Korea	December 31, 2019

(*1)	Most of the significant business transactions of associates are with the Group as of December 31, 2018 and 2019.
(*2)	The Group can participate in decision-making body and exercise significant influence over financial policies and operational policies decision making of the associates.
(*3)

Equity securities that have published market price among investment assets of associates are common shares of Chin Hung International Inc. Quoted market prices of Chin Hung International Inc. are 2,065 Won and 2,310 Won as of December 31, 2018 and 2019, respectively.

(*4)	There is no investment balance as of December 31, 2018 and 2019.
(*5)

The equity method was applied using the most recent financial statements available from the settlement date because no financial statements were available at the end of December and the significant transactions or events that occurred between the end of the reporting period of the associate and the end of the reporting period of the subsidiary were duly reflected.

(*6)	The entity was excluded from the associate as the Group sold its entire stake during the year ended December 31, 2019.
(*7)

The Group has signed a contract that the Group (or the third party designated by the Group) has the priority to purchase the underlying assets (Aju Capital Co. Ltd.) when it is disposed by Well to Sea No. 3 Private Equity Fund.

(*8)	Due to capital contribution by the Group for the year ended December 31, 2019, the entities have been included in the investment in associates.

(2)	Changes in the carrying value of investments in joint ventures and associates accounted for using the equity method of accounting are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2017
	Acquisition cost	January 1, 2017	Share of profits (losses)	Acquisition(*)	Disposal and others	Dividends	Change in capital	Impairment	Others(*)	December 31, 2017
Woori Blackstone Korea Opportunity No.1 Private Equity Fund	—	15,289	(4,617)	—	(7,369)	(3,303)	—	—	—	—
Kumho Tire Co., Inc.	175,652	200,332	(102)	—	—	—	1,545	(102,842)	—	98,933
Woori Service Networks Co., Ltd.	108	145	21	—	—	(8)	—	—	—	158
Korea Credit Bureau Co., Ltd.	3,313	5,592	371	—	—	(147)	—	—	—	5,816
Korea Finance Security Co., Ltd.	3,266	3,376	197	—	—	(54)	—	—	—	3,519
Chin Hung International Inc.	89,725	43,032	(14,375)	41,053	—	—	1,535	—	(26,144)	45,101
Poonglim Industrial Co., Ltd.	13,916	—	(6,733)	—	—	—	—	—	6,733	—
STX Engine Co., Ltd.	92,038	43,036	(1,010)	—	(46,217)	—	4,191	—	—	—
Samho Co., Ltd.	7,492	19,729	2,021	—	(16,354)	—	(73)	(5,323)	—	—
STX Corporation	42,215	—	(29,788)	8,546	—	—	417	—	27,772	6,947
Saman Corporation	8,521	8,699	(733)	—	—	—	26	(6,738)	—	1,254
Woori Growth Partnerships New Technology Private Equity Fund	13,602	13,118	(582)	15,729	(498)	—	(156)	—	—	27,611
2016KIF-IMM Woori Bank Technology Venture Fund	1,800	1,800	—	5,040	—	—	—	—	—	6,840
K BANK Co., Ltd.	32,500	30,442	(11,381)	12,892	—	—	(245)	—	27	31,735
Smart Private Equity Fund No.2	3,000	—	(68)	3,000	—	—	—	—	—	2,932
Woori Bank-Company K Korea Movie Asset Fund	1,500	—	(43)	3,000	—	—	—	—	—	2,957
Well to Sea No.3 Private Equity Fund	102,500	—	80,894	102,500	(508)	—	(577)	—	—	182,309
Woori Renaissance Holdings	—	54,422	(622)	—	—	(57,109)	—	—	3,309	—
Nomura-Rifa Private Real Estate Investment Trust No.17	1,000	—	(61)	1,000	—	—	—	—	—	939

	592,148	439,012	13,389	192,760	(70,946)	(60,621)	6,663	(114,903)	11,697	417,051

(*)	Changes in investments in joint ventures and associates due to debt-equity swap is 51,227 million Won.

	For the year ended December 31, 2018
	Acquisition cost	January 1, 2018	Share of profits (losses)	Acquisition	Disposal and others(*)	Dividends	Change in capital	Impairment	Others	December 31, 2018
Kumho Tire Co., Inc.	175,652	98,933	(10,451)	—	(83,286)	—	(5,196)	—	—	—
Woori Service Networks Co., Ltd.	108	158	1	—	—	(2)	—	—	—	157
Korea Credit Bureau Co., Ltd.	3,313	5,816	1,087	—	—	(113)	—	—	—	6,790
Korea Finance Security Co., Ltd.	3,267	3,519	(10)	—	—	(54)	1	—	—	3,456
Chin Hung International Inc.	130,779	45,101	1,206	—	—	—	(1,725)	—	159	44,741
Poonglim Industrial Co., Ltd.	13,916	—	—	—	—	—	—	—	—	—
STX Corporation	50,760	6,947	(816)	—	(5,865)	—	(266)	—	—	—
Saman Corporation	8,521	1,254	(98)	—	—	—	35	(177)	—	1,014
Woori Growth Partnerships New Technology Private Equity Fund	25,847	27,611	950	360	(3,346)	(484)	—	—	—	25,091
2016KIF-IMM Woori Bank Technology Venture Fund	15,000	6,840	—	8,160	—	—	300	—	—	15,300
K BANK Co., Ltd.	67,343	31,735	(10,705)	21,951	—	—	144	—	584	43,709
Smart Private Equity Fund No.2	3,000	2,932	(42)	—	—	—	—	—	—	2,890
Woori Bank-Company K Korea Movie Asset Fund	3,000	2,957	(257)	—	—	—	—	—	—	2,700
Well to Sea No.3 Private Equity Fund	101,992	182,309	22,546	—	(508)	(517)	(6,437)	—	—	197,393
Partner One Value Up Ist Private Equity Fund	10,000	—	(52)	10,000	—	—	—	—	—	9,948
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership	4,426	—	—	4,426	—	—	—	—	—	4,426
Crevisse Raim Impact 1st Startup Venture Specialist Private Equity Fund	3,025	—	—	3,025	—	—	—	—	—	3,025
Nomura-Rifa Private Real Estate Investment Trust No.17	1,000	939	(152)	—	—	—	—	—	—	787
Uri Hanhwa Eureka Private Equity Fund	350	—	(11)	350	—	—	—	—	—	339

	621,299	417,051	3,196	48,272	(93,005)	(1,170)	(13,144)	(177)	743	361,766

(*)	The amount transferred from the investments in joint ventures and associates to financial assets at FVTOCI is 83,286 million Won.

	For the year ended December 31, 2019
	Acquisition cost	January 1, 2019	Share of profits (losses)	Acquisition	Disposal and others	Dividends	Change in capital	December 31, 2019
Woori Service Networks Co., Ltd.	108	157	31	—	—	(2)	—	186
Korea Credit Bureau Co., Ltd.	3,313	6,790	190	—	—	(135)	—	6,845
Korea Finance Security Co., Ltd.	3,267	3,456	(169)	—	—	—	—	3,287
Chin Hung International Inc.	130,779	44,741	6,426	—	—	—	9	51,176
Saman Corporation	8,521	1,014	(198)	—	—	—	33	849
Woori Growth Partnerships New Technology Private Equity Fund	18,666	25,091	1,466	309	(7,490)	(164)	—	19,212
2016KIF-IMM Woori Bank Technology Venture Fund	12,385	15,300	1,193	—	(2,615)	—	1,263	15,141
K BANK Co., Ltd.	73,150	43,709	(18,233)	5,807	—	—	(29)	31,254
Smart Private Equity Fund No.2	2,915	2,890	(41)	—	(85)	—	—	2,764
Woori Bank-Company K Korea Movie Asset Fund	3,000	2,700	623	—	—	—	—	3,323
Well to Sea No.3 Private Equity Fund	101,483	197,393	30,343	—	—	(18,836)	123	209,023
Partner One Value Up I Private Equity Fund	10,000	9,948	(40)	—	—	—	—	9,908
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership	4,576	4,426	—	150	—	—	—	4,576
Crevisse Raim Impact 1st Startup Venture Specialist Private Equity Fund	4,375	3,025	—	1,350	—	—	—	4,375
Woori-Shinyoung Growth-Cap Private Equity Fund I	12,665	—	(824)	12,665	—	—	—	11,841
LOTTE CARD Co.,Ltd	346,000	—	63,444	346,000	—	—	—	409,444
Woori-Q Corporate Restructuring Private Equity Fund	6,129	—	(83)	6,129	—	—	—	6,046
PCC-Woori LP Secondary Fund	2,525	—	—	2,525	—	—	—	2,525
Nomura-Rifa Private Real Estate Investment Trust No.17	1,000	787	(136)	—	(651)	—	—	—
Uri Hanhwa Eureka Private Equity Fund	350	339	3	—	—	—	—	342
Godo Kaisha Oceanos 1	10,870	—	2	10,870	(15)	(105)	200	10,952
Japanese Hotel Real Estate Private Equity Fund 2	3,291	—	—	3,291	—	—	—	3,291

	759,368	361,766	83,997	389,096	(10,856)	(19,242)	1,599	806,360

(3)	Summary financial information relating to investments in joint ventures and associates accounted for using the equity method of accounting is as follows (Unit: Korean Won in millions):

	December 31, 2018
	Assets	Liabilities	Operating revenue	Net income (loss)
Woori Service Networks Co., Ltd.	5,066	1,886	15,803	819
Korea Credit Bureau Co., Ltd.	88,797	22,788	78,018	9,901
Korea Finance Security Co., Ltd.	35,155	12,114	60,706	17
Chin Hung International Inc.	412,205	332,268	606,192	6,402
Saman Corporation	97,720	69,915	75,825	(869)
Woori Growth Partnerships New Technology Private Equity Fund	109,167	440	5,943	4,117
2016KIF-IMM Woori Bank Technology Venture Fund	73,231	12	16	(1,510)
K BANK Co., Ltd.	2,024,856	1,807,502	60,039	(69,256)
Smart Private Equity Fund No.2	14,502	51	1	(209)
Woori Bank-Company K Korea Movie Asset Fund	10,805	5	1,663	(299)
Well to Sea No.3 Private Equity Fund	5,968,591	5,395,307	429,742	39,711
Partner One Value Up Ist Private Equity Fund	42,776	—	326	(224)
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership	21,200	757	390	(1,268)
Crevisse Raim Impact 1st Startup Venture Specialist Private Equity Fund	12,014	105	3	(191)
Nomura-Rifa Private Real Estate Investment Trust No.17	20,197	16,178	10	(228)
Uri Hanhwa Eureka Private Equity Fund	42,332	181	1	(1,349)

	December 31, 2019
	Assets	Liabilities	Operating revenue	Net income (loss)
Woori Service Networks Co., Ltd.	5,742	1,969	17,572	1,322
Korea Credit Bureau Co., Ltd.	96,855	30,289	91,200	1,480
Korea Finance Security Co., Ltd.	32,574	10,660	61,939	(1,265)
Chin Hung International Inc.	335,147	229,764	499,152	26,617
Saman Corporation	92,206	66,184	91,088	(485)
Woori Growth Partnerships New Technology Private Equity Fund	83,583	330	7,866	6,355
2016KIF-IMM Woori Bank Technology Venture Fund	72,768	343	8,939	7,462
K BANK Co., Ltd.	2,679,968	2,464,168	84,928	(89,779)
Smart Private Equity Fund No.2	13,872	51	2	(204)
Woori Bank-Company K Korea Movie Asset Fund	13,294	2	4,532	2,492
Well to Sea No.3 Private Equity Fund	7,073,363	6,470,540	524,319	48,357
Partner One Value Up I Private Equity Fund	42,602	—	457	(175)
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership	21,208	691	766	(676)
Crevisse Raim Impact 1st Startup Venture Specialist Private Equity Fund	16,939	124	10	(494)
Woori-Shinyoung Growth-Cap Private Equity Fund I	37,642	620	2	(2,679)
LOTTE CARD Co.,Ltd(*)	12,936,977	10,659,889	1,366,512	42,538
Woori-Q Corporate Restructuring Private Equity Fund	15,975	823	—	(823)
PCC-Woori LP Secondary Fund	6,498	—	—	(2)
Uri Hanhwa Eureka Private Equity Fund	41,950	236	41	(436)
Godo Kaisha Oceanos 1	70,869	47,960	778	119
Japanese Hotel Real Estate Private Equity Fund 2	16,561	6	—	(600)

(*)	The amount is after reflecting the fair value adjustment that occurred when acquiring the shares and the adjustments that occurred by difference of accounting policies with the Group.

(4)	The entities that the Group has not applied equity method of accounting although the Group’s ownership interest is more than 20% as of December 31, 2018 and 2019, are as follows:

	December 31, 2018
Associate(*)	Number of shares owned	Ownership (%)
Orient Shipyard Co., Ltd.	464,812	21.4
Saenuel Co., Ltd.	3,531	37.4
E Mirae Tech Co., Ltd.	7,696	41.0
Jehin Trading Co., Ltd.	81,610	27.3
The Season Company Co., Ltd.	18,187	30.1
Yuil PESC Co., Ltd.	8,642	24.0
CL Tech Co., Ltd.	13,759	38.6

	December 31, 2019
Associate(*)	Number of shares owned	Ownership (%)
Orient Shipyard Co., Ltd.	464,812	21.4
Saenuel Co., Ltd.	3,531	37.4
E Mirae Tech Co., Ltd.	7,837	41.8
Jehin Trading Co., Ltd.	83,056	27.7
The Season Company Co., Ltd.	18,283	30.3
Yuil PESC Co., Ltd.	8,642	24.0
CL Tech Co., Ltd.	13,759	38.6

(*)

Even though the Group’s ownership interest of the entity is more than 20%, the Group does not have significant influence over the entity since it is going through work-out process under receivership, thus it is excluded from the investment in joint ventures and associates.

(5)

As of December 31, 2017, 2018 and 2019, the reconciliations from the net assets of the associates to the book value of the shares of the investment in joint ventures and associates are as follows (Unit: Korean Won in millions except for ownership):

	December 31, 2017
	Total net asset	Ownership (%)	Ownership portion of net assets	Basis difference	Impairment	Intercompany transaction	Book value
Kumho Tire Co., Inc.(*)	1,065,421	14.2	150,767	48,459	(102,843)	2,550	98,933
Woori Service Networks Co., Ltd.	3,202	4.9	158	—	—	—	158
Korea Credit Bureau Co., Ltd.	56,181	9.9	5,568	248	—	—	5,816
Korea Finance Security Co., Ltd.	23,454	15.0	3,519	—	—	—	3,519
Chin Hung International Inc.(*)	81,686	25.3	20,671	24,565	—	(135)	45,101
Poonglim Industrial Co., Ltd.(*)	(168,154)	29.4	(49,446)	54,542	(20,504)	15,408	—
STX Corporation	51,890	19.7	10,232	24,614	(27,904)	5	6,947
Saman Corporation	28,506	9.2	2,619	5,373	(6,738)	—	1,254
Woori Growth Partnerships New Technology Private Equity Fund	119,648	23.1	27,611	—	—	—	27,611
2016KIF-IMM Woori Bank Technology Venture Fund	32,435	20.0	6,487	—	—	353	6,840
K BANK Co., Ltd.	243,149	13.0	31,535	—	—	200	31,735
Smart Private Equity Fund No.2	14,660	20.0	2,932	—	—	—	2,932
Woori Bank-Company K Korea Movie Asset Fund	11,828	25.0	2,957	—	—	—	2,957
Well to Sea No.3 Private Equity Fund(*)	364,909	50.0	182,366	—	—	(57)	182,309
Nomura-Rifa Private Real Estate Investment Trust No.17	3,758	25.0	939	—	—	—	939

(*)	The net asset amount is after reflecting debt-equity swap and others.

	December 31, 2018
	Total net asset	Ownership (%)	Ownership portion of net assets	Basis difference	Impairment	Intercompany transaction	Book value
Woori Service Networks Co., Ltd.	3,180	4.9	157	—	—	—	157
Korea Credit Bureau Co., Ltd.	66,009	9.9	6,544	246	—	—	6,790
Korea Finance Security Co., Ltd.	23,041	15.0	3,456	—	—	—	3,456
Chin Hung International Inc.(*)	79,793	25.3	20,192	24,565	—	(16)	44,741
Saman Corporation	27,805	9.2	2,556	5,373	(6,915)	—	1,014
Woori Growth Partnerships New Technology Private Equity Fund	108,727	23.1	25,091	—	—	—	25,091
2016KIF-IMM Woori Bank Technology Venture Fund	73,219	20.0	14,644	—	—	656	15,300
K BANK Co., Ltd.(*)	290,597	14.1	40,984	2,725	—	—	43,709
Smart Private Equity Fund No.2	14,451	20.0	2,890	—	—	—	2,890
Woori Bank-Company K Korea Movie Asset Fund	10,800	25.0	2,700	—	—	—	2,700
Well to Sea No.3 Private Equity Fund(*)	396,248	50.0	198,027	—	—	(634)	197,393
Partner One Value Up Ist Private Equity Fund	42,776	23.3	9,948	—	—	—	9,948
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership	20,443	20.0	4,089	—	—	337	4,426
Crevisse Raim Impact 1st Startup Venture Specialist Private Equity Fund	11,909	25.0	2,977	—	—	48	3,025
Nomura-Rifa Private Real Estate Investment Trust No.17	4,019	19.4	780	—	—	7	787
Uri Hanhwa Eureka Private Equity Fund	42,151	0.8	339	—	—	—	339

(*)	The net asset equity amount is after the debt-for-equity swap.

	December 31, 2019
	Total net asset	Ownership (%)	Ownership portion of net assets	Basis difference	Impairment	Intercompany transaction	Book value
Woori Service Networks Co., Ltd.	3,773	4.9	186	—	—	—	186
Korea Credit Bureau Co., Ltd.	66,566	9.9	6,597	246	—	2	6,845
Korea Finance Security Co., Ltd.	21,914	15.0	3,287	—	—	—	3,287
Chin Hung International Inc.(*1)	105,383	25.3	26,646	24,565	—	(35)	51,176
Saman Corporation	26,022	9.2	2,391	5,373	(6,915)	—	849
Woori Growth Partnerships New Technology Private Equity Fund	83,253	23.1	19,215	—	—	(3)	19,212
2016KIF-IMM Woori Bank Technology Venture Fund	72,425	20.0	14,485	—	—	656	15,141
K BANK Co., Ltd.(*1) (*2)	215,800	14.5	31,248	3,634	(3,634)	6	31,254
Smart Private Equity Fund No.2	13,821	20.0	2,764	—	—	—	2,764
Woori Bank-Company K Korea Movie Asset Fund	13,292	25.0	3,323	—	—	—	3,323
Well to Sea No.3 Private Equity Fund(*1)	418,250	50.0	209,041	—	—	(18)	209,023
Partner One Value Up Ist Private Equity Fund	42,602	23.3	9,909	—	—	(1)	9,908
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership	20,517	20.0	4,103	—	—	473	4,576
Crevisse Raim Impact 1st Startup Venture Specialist Private Equity Fund	16,815	25.0	4,204	—	—	171	4,375
Woori-Shinyoung Growth-Cap Private Equity Fund I	37,022	31.9	11,841	—	—	—	11,841
LOTTE CARD Co., Ltd(*1)	2,047,220	20.0	409,444	—	—	—	409,444
Woori-Q Corporate Restructuring Private Equity Fund	15,152	38.4	5,813	—	—	233	6,046
PCC-Woori LP Secondary Fund	6,498	38.8	2,524	—	—	1	2,525
Uri Hanhwa Eureka Private Equity Fund	41,714	0.8	342	—	—	—	342
Godo Kaisha Oceanos 1	22,909	47.8	10,952	—	—	—	10,952
Japanese Hotel Real Estate Private Equity Fund 2	16,555	19.9	3,291	—	—	—	3,291

(*1)	The net asset equity amount is after the debt-for-equity swap, non-controlling etc.
(*2)	As a result of conducting an impairment test on the investment stocks of the related companies, the recoverable value was less than the carrying amount and thus the impairment loss was recognized.

14.	INVESTMENT PROPERTIES

(1)	Details of investment properties are as follows (Unit: Korean Won in millions):

	December 31, 2018	December 31, 2019
Acquisition cost	416,796	299,802
Accumulated depreciation	(38,600)	(19,563)

Net carrying value	378,196	280,239

(2)	Changes in investment properties are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2017	2018	2019
Beginning balance(*)	358,497	371,301	178,910
Acquisition	9,872	15,195	70,346
Disposal	(458)	(3,045)	(193)
Depreciation	(3,902)	(4,045)	(2,225)
Transfers from(to) premises and equipment	2,472	7,623	32,394
Classified to assets held for sale	(371)	(10,056)	—
Foreign currencies translation adjustments	(324)	(5)	402
Others	5,515	1,228	605

Ending balance	371,301	378,196	280,239

(*)	199,286 million Won is deducted which was reclassified from the investment properties to premises and equipment at the beginning of the period within the net carrying mount of the previous term.

(3)

Fair value of investment properties amounted to 438,534 million Won and 502,305million Won as of December 31, 2018 and 2019, respectively. The fair value of investment properties has been assessed on the basis of recent similar real estate market price and officially assessed land price in the area of the investment properties, is classified as level 3 on the fair value hierarchy.

(4)

Rental fee earned from investment properties is amounting to 4,579 million Won, 5,080 million Won and 10,106 million Won for the years ended December 31, 2017, 2018 and 2019, respectively. Operating expenses directly related to the investment properties where rental fee was earned amounted to 4,466 million Won, 4,120 million Won and 3,010 million Won for the years ended December 31, 2017, 2018 and 2019.

(5)	The lease payments expected to be received in the future under lease contracts as of December 31, 2018 and 2019 are as follows (Unit: Korean Won in millions):

	December 31, 2018	December 31, 2019
Lease payments:
Within a year	5,454	6,574
More than 1 year and within 2 years	3,702	4,924
More than 2 years and within 3 years	3,009	4,018
More than 3 years and within 4 years	2,619	3,618
More than 4 years and within 5 years	2,222	3,126
More than 5 years	—	241

Total	17,006	22,501

15.	PREMISES AND EQUIPMENT

(1)	Details of premises and equipment as of December 31, 2019 are as follows (Unit: Korean Won in millions):

	December 31, 2019
	Land	Building	Equipment and vehicles	Leasehold improvement	Construction in progress	Structures	Total
Premises and equipment(owned)	1,761,159	802,299	278,016	54,839	1,287	2	2,897,602
Right-of-use asset	—	449,878	17,236	—	—	—	467,114
Carrying value	1,761,159	1,252,177	295,252	54,839	1,287	2	3,364,716

(2)	Details of premises and equipment(owned) as of December 31, 2018 and 2019 are as follows (Unit: Korean Won in millions):

	December 31, 2018
	Land	Building	Equipment and vehicles	Leasehold improvement	Construction in progress	Structures	Total
Acquisition cost	1,481,871	872,282	1,031,431	446,264	9,099	20	3,840,967
Accumulated depreciation	—	(210,370)	(791,418)	(388,670)	—	(17)	(1,390,475)

Net carrying value	1,481,871	661,912	240,013	57,594	9,099	3	2,450,492

	December 31, 2019
	Land	Building	Equipment and vehicles	Leasehold improvement	Construction in progress	Structures	Total
Acquisition cost	1,761,159	1,063,756	1,123,101	463,181	1,287	20	4,412,504
Accumulated depreciation	—	(261,457)	(845,085)	(408,342)	—	(18)	(1,514,902)

Net carrying value	1,761,159	802,299	278,016	54,839	1,287	2	2,897,602

(3)	Details of changes in premises and equipment are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2017
	Land	Building	Equipment and vehicles	Leasehold improvement	Construction in progress	Structures	Total
Beginning balance	1,488,745	691,699	189,902	68,958	18,717	4	2,458,025
Acquisitions	4,755	22,579	59,694	23,420	51,797	—	162,245
Disposals	(1,840)	(2,593)	(442)	(1,231)	—	—	(6,106)
Depreciation	—	(26,156)	(74,223)	(31,728)	—	(1)	(132,108)
Classified to assets held for sale	(2,693)	(1,059)	549	—	—	—	(3,203)
Transfer	(196)	(2,134)	5,411	—	(5,553)	—	(2,472)
Foreign currencies translation adjustments	(1,493)	(1,393)	(2,023)	(1,315)	(402)	—	(6,626)
Others	—	(97)	1,204	6,683	—	—	7,790

Ending balance	1,487,278	680,846	180,072	64,787	64,559	3	2,477,545

	For the year ended December 31, 2018
	Land	Building	Equipment and vehicles	Leasehold improvement	Construction in progress	Structures	Total
Beginning balance	1,487,278	680,846	180,072	64,787	64,559	3	2,477,545
Acquisitions	1,372	14,701	76,783	17,527	8,285	—	118,668
Disposals	(29)	—	(5,192)	(737)	(187)	—	(6,145)
Depreciation	—	(26,014)	(76,171)	(32,162)	—	—	(134,347)
Classified to assets held for sale	(3,651)	(2,592)	—	—	—	—	(6,243)
Transfer	(2,863)	(4,760)	63,432	—	(63,432)	—	(7,623)
Foreign currencies translation adjustments	(236)	(257)	(69)	323	(126)	—	(365)
Business combination	—	—	969	661	—	—	1,630
Others	—	(12)	189	7,195	—	—	7,372

Ending balance	1,481,871	661,912	240,013	57,594	9,099	3	2,450,492

	For the year ended December 31, 2019
	Land	Building	Equipment and vehicles	Leasehold improvement	Construction in progress	Structures	Total
Beginning balance	1,481,871	661,912	240,013	57,594	9,099	3	2,450,492
Acquisitions	186,303	87,667	119,474	28,788	7,315	—	429,547
Disposals	(3,015)	(2,245)	(1,203)	(2,738)	—	—	(9,201)
Depreciation	—	(30,766)	(87,453)	(27,134)	—	(1)	(145,354)
Classified to assets held for sale	(21)	(74)	—	—	—	—	(95)
Transfer	93,956	83,260	3,670	912	(14,886)	—	166,912
Foreign currencies translation adjustments	880	801	1,459	609	36	—	3,785
Business combination (Note 44)	1,185	74	926	1	—	—	2,186
Others	—	1,670	1,130	(3,193)	(277)	—	(670)

Ending balance	1,761,159	802,299	278,016	54,839	1,287	2	2,897,602

(4)	Details of right-of-use assets as of December 31, 2019 are as follows (Unit: Korean Won in millions):

	December 31, 2019
	Building	Equipment and vehicles	Total
Acquisition cost	615,201	25,563	640,764
Accumulated depreciation	(165,323)	(8,327)	(173,650)

Net carrying value	449,878	17,236	467,114

(5)	Details of changes in right-of-use assets as of December 31, 2019 are as follows (Unit: Korean Won in millions):

	December 31, 2019
	Building	Equipment and vehicles	Total
Beginning balance	416,828	18,963	435,791
New contracts	251,992	8,306	260,298
Termination	(3,803)	(178)	(3,981)
Depreciation	(219,743)	(9,984)	(229,727)
Business combination (Note 44)	5,438	114	5,552
Others	(834)	15	(819)

Ending balance	449,878	17,236	467,114

16.	INTANGIBLE ASSETS

(1)	Details of intangible assets are as follows (Unit: Korean Won in millions):

	December 31, 2018
	Goodwill	Software	Industrial property rights	Development cost	Other intangible assets	Membership deposit	Construction in progress	Total
Acquisition cost	153,602	156,109	1,258	469,226	729,052	27,025	10,415	1,546,687
Accumulated amortization	—	(126,382)	(696)	(228,906)	(589,618)	—	—	(945,602)
Accumulated impairment losses	—	—	—	—	(137)	(3,428)	—	(3,565)

Net carrying value	153,602	29,727	562	240,320	139,297	23,597	10,415	597,520

	December 31, 2019
	Goodwill	Software	Industrial property rights	Development cost	Other intangible assets	Membership deposit	Construction in progress	Total
Acquisition cost	350,682	174,132	1,576	517,224	862,313	32,583	4,066	1,942,576
Accumulated amortization	—	(138,300)	(884)	(292,031)	(638,005)	—	—	(1,069,220)
Accumulated impairment losses	—	—	—	—	(25,993)	(3,253)	—	(29,246)

Net carrying value	350,682	35,832	692	225,193	198,315	29,330	4,066	844,110

(2)	Details of changes in intangible assets are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2017
	Goodwill	Software	Industrial property rights	Development cost	Others	Membership deposit	Construction in progress	Total
Beginning balance	124,803	35,477	313	70,697	164,364	20,086	67,999	483,739
Acquisitions	105	9,722	349	29,133	22,531	1,867	93,716	157,423
Disposal	—	—	—	—	(37)	(944)	—	(981)
Amortization(*)	—	(16,258)	(123)	(22,534)	(60,869)	—	—	(99,784)
Impairment loss	—	—	—	—	(78)	(159)	—	(237)
Transfer	—	7,987	—	—	—	—	(7,987)	—
Foreign currencies translation adjustment	(16,201)	(952)	—	36	(2,742)	(160)	(519)	(20,538)
Others	—	4,696	—	(91)	(5,623)	(5)	—	(1,023)

Ending balance	108,707	40,672	539	77,241	117,546	20,685	153,209	518,599

(*)	Amortization of other intangible assets amounting to 48,292 million Won is included in other operating expenses.

	For the year ended December 31, 2018
	Goodwill	Software	Industrial property rights	Development cost	Other intangible assets	Membership deposit	Construction in progress	Total
Beginning balance	108,707	40,672	539	77,241	117,546	20,685	153,209	518,599
Acquisitions	—	6,839	195	20,935	45,205	5,162	97,067	175,403
Disposal	—	(4,359)	—	—	(196)	(2,871)	—	(7,426)
Amortization(*)	—	(14,028)	(172)	(46,045)	(73,913)	—	—	(134,158)
Reversal of impairment loss	—	—	—	—	—	674	—	674
Transfer	—	—	—	188,189	51,672	—	(239,861)	—
Business combination	46,752	763	—	—	—	—	—	47,515
Foreign currencies translation adjustment	(1,857)	(165)	—	—	(227)	(53)	—	(2,302)
Others	—	5	—	—	(790)	—	—	(785)

Ending balance	153,602	29,727	562	240,320	139,297	23,597	10,415	597,520

(*)	Amortization of other intangible assets amounting to 51,770 million Won is included in other operating expenses.

	For the year ended December 31, 2019
	Goodwill	Software	Industrial property rights	Development cost	Other intangible assets	Membership deposit	Construction in progress	Total
Beginning balance	153,602	29,727	562	240,320	139,297	23,597	10,415	597,520
Acquisitions	—	13,133	318	41,373	87,538	4,931	8,754	156,047
Disposal	—	—	—	—	—	(675)	—	(675)
Amortization(*1)	—	(9,389)	(188)	(64,415)	(54,421)	—	—	(128,413)
Impairment losses(*2)	—	—	—	—	(25,858)	(939)	—	(26,797)
Transfer	—	—	—	7,915	7,188	—	(15,103)	—
Foreign currencies translation adjustment	10,234	1,269	—	—	1,023	60	—	12,586
Business combination (Note 44)	186,846	835	—	—	43,530	2,143	—	233,354
Others	—	257	—	—	18	213	—	488

Ending balance	350,682	35,832	692	225,193	198,315	29,330	4,066	844,110

(*1)	Amortization of other intangible assets amounting to 22,317 million Won is included in other operating expenses.
(*2)	The impairment test for other intangible assets indicates that the recoverable value is less than the carrying amount and thus the impairment loss is recognized.

(3)	Goodwill

1)	Details of allocated goodwill based on each cash-generating unit as of December 31, 2018 and 2019 are as follows (Unit: Korean Won in million):

Cash-generating unit(*1)	December 31, 2018	December 31, 2019
Woori Asset Management Corp.	—	43,036
Woori Global Asset Management Co., Ltd.	—	2,030
Woori Asset Trust Co., Ltd.	—	141,780
PT Bank Woori Saudara Indonesia 1906 Tbk(*2)	98,229	106,173
WB Finance Co., Ltd(*3)	47,681	49,374
Others	7,692	8,289

Total	153,602	350,682

(*1)

Goodwill is allocated to the cash-generating unit that will benefit from the synergy effect of the business combination, and the cash-generating unit is generally comprised of the operating or sub-sectors.

(*2)	The Group has acquired Saudara Bank to expand retail sales in Indonesia, and recognized the goodwill as it is expected to strengthen our competitiveness by securing a local sales network in Indonesia.
(*3)	The Group has acquired VisionFund Cambodia to expand Cambodian retail sales, and recognized goodwill based on the economies of scale and acquired customer base.

2)	Impairment test

The recoverable amount of the cash-generating unit is measured at larger amount among the fair value less costs to sell or the value to use.

The net fair value is calculated by deducting costs of disposal from the amount received from the sale of the cash-generating unit in an arm’s length transaction between the parties with reasonable judgment and willingness to negotiate. In case of difficulty in measuring this amount, the sale amount of a similar cash-generating unit in the past market is calculated by reflecting the characteristics of the cash-generating unit. If reliable information related to fair value less costs to sell is not available, value in use is considered as recoverable amount. Value in use is the present value of future cash flows expected to be generated by the cash-generating unit. Future cash flows are estimated based on the latest financial budget approved by the management, with an estimated period of up to five years. The Group estimates cash flows based on an annual growth rate of up to 4.0% in relation to cash flows after the longest period. The main assumptions used to estimate cash flows are about the size of the market and the share of the group. The appropriate discount rate for discounting future cash flows is the pre-tax discount rate, including assumptions about risk-free interest rates, market risk premium, and systemic risk of cash-generating units. The impairment test, which compares the carrying amount and recoverable amount of the cash-generating unit to which goodwill has been allocated, is conducted every year and every time an impairment sign occurs.

Category	Woori Asset Management Corp.	Woori Global Asset Management Co., Ltd	PT Bank Woori Saudara Indonesia 1906 Tbk	WB Finance Co., Ltd
Discount rate (%)	7.3	8.8	18.3	17.3
Terminal growth rate (%)	1.0	1.0	4.0	3.0
Recoverable amount	145,820	45,367	952,692	133,149
Carrying amount	106,735	29,577	577,075	93,143

As a result of the impairment test on goodwill, it is determined that the carrying amount of the cash-generating unit to which the goodwill has been allocated will not exceed the recoverable amount.

17. ASSETS HELD FOR DISTRIBUTION (SALE)

As of the end of the current term, the Group is planning to sell lands, buildings and machinery items that are from subsidiary companies, Seari First Securitization Specialty Co., Ltd., Namjong 1st Securitization Specialty Co., Ltd., Bukgeum First Securitization First Specialty Co., Ltd. and Bukgeum Second Securitization Specialty Co., Ltd., and therefore they are classified as assets held for sale. In addition, tangible assets that are highly likely to be sold within another year are classified as held for sale.

Assets held for distribution (sale) are as follows (Unit: Korean Won in millions):

	December 31, 2018	December 31, 2019
Lands	7,280	5,164
Buildings	7,736	4,815
Others	2,896	577

Total	17,912	10,556

The Group measured assets held for sale at the lower of their net fair value or carrying amount

18. ASSETS SUBJECT TO LIEN AND ASSETS ACQUIRED THROUGH FORECLOSURES

(1)	Assets subjected to lien are as follows (Unit: Korean Won in millions):

		December 31, 2018
		Collateral given to	Amount	Reason for collateral
Loan at amortized cost and other financial assets	Due from banks on time in local currency	Daishin AMC and others	1,500	Right of pledge
	Due from banks in local currencies	Samsung Securities Co., Ltd. and others	38,112	Margin deposit for futures or option
	Due from banks in foreign currencies	Korea Investment & Securities Co., Ltd. and others	202,156	Foreign margin deposit for future or option and others
Financial assets at FVTOCI	Korean financial institutions’ debt securities and others	The BOK and others	2,919,042	Settlement risk and others
	Korean financial institutions’ debt securities	Banco Bilbao Vizcaya Argentaria, S.A	33,588	Related to bonds sold under repurchase agreements (*)
Securities at amortized cost	Korean treasury and government bonds	Korea Securities Depository	5,552	Related to bonds sold under repurchase agreements (*)
	Korean treasury and government bonds and others	The BOK and others	6,382,188	Settlement risk and others
Premises and equipment	Land and building	Credit Counselling & Recovery Service and others	5,987	Right to collateral and others

		Total	9,588,125

(*)

The Group has the agreements to repurchase the sold assets at the predetermined price or the price that includes the rate of return and to provide the guarantee on the assets. The transferee has the right to sell or to provide as guarantee. Therefore, the Group does not derecognize the assets, but recognizes the relevant amounts as liability (bonds sold under repurchase agreements).

		December 31, 2019
		Collateral given to	Amount	Reason for collateral
Financial assets at FVTPL	Korean treasury and government bonds and others	Nonghyup bank	19,720	Related to bonds sold under repurchase agreements (*)
	Korean corporate debt securities	Kookmin bank and others	168,327	Related to bonds sold under repurchase agreements (*)
	Korean corporate debt securities	Eugene investment & futures co., Ltd. .	3,008	Collateral for futures transaction
	Korean financial institutions’ debt securities and others	Nonghyup bank and others	219,938	Related to bonds sold under repurchase agreements (*)
Financial assets at FVTOCI	Korean financial institutions’ debt securities and others	BOK and others	5,127,383	Settlement risk
	Foreign corporate debt securities	Spain BBVA and others	56,975	Related to bonds sold under repurchase agreements (*)
	Korean corporate debt securities	Nonghyup bank futures and others	9,042	Collateral for futures transaction
Securities at amortized cost	Korean treasury and government bonds	Korea Securities Depository	5,570	Related to bonds sold under repurchase agreements (*)
	Korean treasury and government bonds and others	The BOK and others	6,190,630	Settlement risk and others
	Foreign financial institutions’ debt securities	NATIXIS and others	37,271	Related to bonds sold under repurchase agreements (*)
Loan at amortized cost and other financial assets	Due from banks in local currency	Branch of IBK at Phnom Penh and others	11,352	Collateral deposits for local currency borrowings
	Due from banks in local currencies	Daishin AMC and others	1,500	Right of pledge
	Other due from banks in local currencies	Samsung Securities Co., Ltd. and others	17,345	Margin deposit for futures or option
	Other due from banks in foreign currencies	Korea Investment & Securities Co., Ltd. and others	180,919	Foreign margin deposit for future or option and others
	Foreign currency loans	Industrial and Commercial Bank of China	82,594	Related to bonds sold under repurchase agreements (*)
Premises and equipment	Land and building	Credit Counselling & Recovery Service and others	689	Right to collateral and others

		Total	12,132,263

(*)

The Group has the agreements to repurchase the sold assets at the predetermined price or the price that includes the rate of return and to provide the guarantee on the assets. The transferee has the right to sell or to provide as guarantee. Therefore, the Group does not derecognize the assets, but recognizes the relevant amounts as liability (bonds sold under repurchase agreements).

(2)	As of December 31, 2018 and 2019 there is no asset acquired through foreclosures.

(3)	Securities loaned are as follows (Unit: Korean Won in millions):

		December 31, 2018	December 31, 2019	Loaned to
Financial assets at FVTOCI	Korean financial institutions’ debt securities and others	40,029	80,737	Korea Securities Finance Corporation

Securities loaned are lending of specific securities to borrowers who agree to return the same amount of the same security at the end of lending period. As the Group does not derecognize these securities, there are no liabilities recognized through such transactions relates to securities loaned.

(4)	Collaterals held that can be disposed and re-subjected to lien regardless of defaults of counterparties

Fair values of collaterals held that can be disposed and re-subjected to lien regardless of defaults of counterparties as of December 31, 2018 and 2019 are as follows (Unit: Korean Won in millions):

	December 31, 2018
	Fair values of collaterals	Fair values of collaterals were disposed or re-subjected to lien
Securities	12,262,041	—

	December 31, 2019
	Fair values of collaterals	Fair values of collaterals were disposed or re-subjected to lien
Securities	9,340,517	—

19. OTHER ASSETS

Details of other assets are as follows (Unit: Korean Won in millions):

	December 31, 2018	December 31, 2019
Prepaid expenses	161,129	135,010
Advance payments	18,467	78,306
Others	18,057	20,330

Total	197,653	233,646

20. FINANCIAL LIABILITIES AT FVTPL

(1)	Financial liabilities at FVTPL are as follows (Unit: Korean Won in millions):

	December 31, 2018	December 31, 2019
Financial instruments at fair value through profit or loss mandatorily measured at fair value	2,117,919	2,870,676
Financial liabilities at fair value through profit or loss designated as upon initial recognition	164,767	87,626

Total	2,282,686	2,958,302

(2)	Financial liabilities at fair value through profit or loss mandatorily measured at fair value are as follows (Unit: Korean Won in millions):

	December 31, 2018	December 31, 2019
Deposits
Gold banking liabilities	27,058	27,530
Derivative liabilities	2,090,861	2,843,146

Total	2,117,919	2,870,676

(3)	Financial liabilities at fair value through profit or loss designated as upon initial recognition as of December 31, 2018 and 2019 are as follows (Unit: Korean Won in millions):

	December 31, 2018	December 31, 2019
Equity-linked securities
Equity-linked securities in short position	164,767	87,626

Financial liabilities at fair value through profit or loss designated as upon initial recognition are designated in order to eliminate or significantly reduce accounting mismatch arising from recognition or measurement.

(4)	There are no accumulated changes in credit risk adjustments to financial liabilities at fair value through profit or loss designated as upon initial recognition.

The adjustment to reflect Group’s credit risk is considered in measuring the fair value of equity-linked securities index. The Group’s credit risk is determined by adjusting credit spread observed in credit rating of Group.

(5)

The difference between carrying amount and maturity amount of financial liabilities at fair value through profit or loss designated as upon initial recognition (Financial liabilities designated as at FVTPL) are as follows (Unit: Korean Won in millions):

	December 31, 2018	December 31, 2019
Carrying amount	164,767	87,626
Nominal amount at maturity	217,280	97,503

Difference	(52,513)	(9,877)

(6)	Changes in equity in relation to financial liabilities at fair value through profit or loss designated as upon initial recognition

The cumulative gain or loss realized as a result of the derecognition of financial liabilities designated as at fair value through profit or loss that is presented in other comprehensive income and transferred within equity is 4 million (after income tax expense) Won for the year ended December 31, 2018.

21. DEPOSITS DUE TO CUSTOMERS

Details of deposits due to customers by type are as follows (Unit: Korean Won in millions):

	December 31, 2018	December 31, 2019
Deposits in local currency:
Deposits on demand	11,076,417	8,655,228
Deposits at termination	204,051,570	224,115,771
Mutual installment	30,783	28,574
Deposits on notes payables	1,891,556	2,174,995
Deposits on CMA	137,316	150,300
Customer deposit for security investment	30,000	—
Certificate of deposits	6,510,571	973,625
Other deposits	1,409,505	1,451,470

Sub-total	225,137,718	237,549,963

Deposits in foreign currency:
Deposits in foreign currencies	23,626,234	27,143,710

Present value discount	(73,013)	(8,095)

Total	248,690,939	264,685,578

22. BORROWINGS AND DEBENTURES

(1)	Details of borrowings are as follows (Unit: Korean Won in millions):

	December 31, 2018
	Lenders	Interest rate (%)	Amount
Borrowings in local currency:
Borrowings from The BOK	The BOK	0.5 ~ 0.8	1,335,459
Borrowings from government funds	Small Enterprise And Market Service and others	0.0 ~ 3.5	1,771,379
Others	The Korea Development Bank and others	0.0 ~ 4.0	4,716,231

Sub-total			7,823,069

Borrowings in foreign currencies:
Borrowings in foreign currencies	The Export-Import Bank of Korea and others	0.0 ~ 7.5	7,308,857
Offshore borrowings in foreign currencies	JPMORGAN CHASE BANK	2.9	33,543

Sub-total			7,342,400

Bills sold	Others	0.0 ~ 1.8	19,336
Call money	Bank and others	0.0 ~ 7.3	975,358
Bonds sold under repurchase agreements	Other financial institutions	0.8 ~ 12.7	42,907
Present value discount			(84)

Total			16,202,986

	December 31, 2019
	Lenders	Interest rate (%)	Amount
Borrowings in local currency:
Borrowings from The BOK	The BOK	0.5 ~ 0.8	1,770,726
Borrowings from government funds	Small Enterprise And Market Service and others	0.0 ~ 2.8	1,844,798
Others	The Korea Development Bank and others	0.0 ~ 5.0	6,070,201

Sub-total			9,685,725

Borrowings in foreign currencies(*):
Borrowings in foreign currencies	The Export-Import Bank of Korea and others	(0.3) ~ 8.3	8,566,872
Offshore borrowings in foreign currencies	HSBC, HKG	3.0	34,734

Sub-total			8,601,606

Bills sold	Others	0.0 ~ 1.6	9,367
Call money	Bank and others	(0.3) ~ 3.5	133,519
Bonds sold under repurchase agreements	Other financial institutions	1.4 ~ 12.7	569,002
Present value discount			(299)

Total			18,998,920

(*)	Included borrowing in foreign currencies under cash flow hedge amounting to 34,443 million Won as of December 31, 2019.

(2)	Details of debentures are as follows (Unit: Korean Won in millions):

	December 31, 2018		December 31, 2019
	Interest rate (%)	Amount	Interest rate (%)	Amount
Face value of bond(*):
Ordinary bonds	1.6 ~ 4.5	22,432,183	0.0 ~ 4.3	23,207,600
Subordinated bonds	3.0 ~ 12.6	5,358,838	2.1 ~ 5.9	6,732,687
Other bonds	1.9 ~ 17.0	974,230	1.2 ~ 17.0	942,421

Sub-total		28,765,251		30,882,708

Discounts on bonds		(29,389)		(24,653)

Total		28,735,862		30,858,055

(*)

Included debentures under fair value hedge amounting to 2,956,565 million Won and 3,151,172 million Won as of December 31, 2018 and 2019, respectively. Debentures under cash flow hedge amounting to 823,219 million Won and 829,082 million Won are also included as of December 31, 2018 and 2019, respectively.

23. PROVISIONS

(1)	Details of provisions are as follows (Unit: Korean Won in millions):

	December 31, 2018	December 31, 2019
Asset retirement obligation	67,200	66,485
Provisions for guarantees(*1)	89,761	92,486
Provisions for unused loan commitments	121,535	112,554
Provisions for customer reward credits(*2)	49,180	—
Other provisions(*3)	63,637	172,455

Total	391,313	443,980

(*1)	Provisions for guarantees includes provision for financial guarantee of 47,817 million Won and 62,764 million Won as of December 31, 2018 and 2019, respectively.
(*2)	The provisions for existing points that are paid to credit card members and others have been reclassified to other liabilities.
(*3)	Other provisions consist of provision for litigation, loss compensation and others.

(2)	Changes in provisions for guarantees and unused loan commitments are as follows (Unit: Korean Won in millions):

1) Provisions for guarantees

For the year ended December 31, 2017
Beginning balance	238,117
Provisions provided	4,876
Provisions used and others	(24,898)
Reversal of unused amount	(60,300)
Foreign currencies translation adjustments	9
Others	25,443

Ending balance	183,247

	For the year ended December 31, 2018
	Stage1	Stage2	Stage3	Total
Beginning balance(*1)	47,132	18,281	127,511	192,924
Transfer to 12-month expected credit loss	92	(92)	—	—
Transfer to expected credit loss for the entire period	(237)	91,008	(90,771)	—
Transfer to credit-impaired financial assets	(38)	(29)	67	—
Provisions used	(20,429)	—	—	(20,429)
Net reversal of unused amount	(4,866)	(75,410)	(25,709)	(105,985)
Others(*2)	23,249	2	—	23,251

Ending balance	44,903	33,760	11,098	89,761

(*1)	The beginning balance was restated in accordance with IFRS 9.
(*2)	Others have occurred as a result of new financial guarantee contract valued at initial fair value.

	For the year ended December 31, 2019
	Stage1	Stage2	Stage3	Total
Beginning balance	44,903	33,760	11,098	89,761
Transfer to 12-month expected credit loss	13,568	(13,568)	—	—
Transfer to expected credit loss for the entire period	(317)	532	(215)	—
Transfer to credit-impaired financial assets	(30)	(32)	62	—
Provisions used	(27,711)	—	—	(27,711)
Net provision (reversal) of unused amount	(14,400)	5,611	4,437	(4,352)
Others(*)	34,788	—	—	34,788

Ending balance	50,801	26,303	15,382	92,486

(*)	Others have occurred as a result of new financial guarantee contract valued at initial fair value.

2) Provisions for unused loan commitment

For the year ended December 31, 2017
Beginning balance	87,909
Provisions provided	2,028
Provisions used and others	(68)
Reversal of unused amount	(23,744)
Foreign currencies translation adjustments and others	(10)

Ending balance	66,115

	For the year ended December 31, 2018
	Stage1	Stage2	Stage3	Total
Beginning balance(*)	75,232	27,875	1,878	104,985
Transfer to 12-month expected credit loss	7,770	(7,396)	(374)	—
Transfer to expected credit loss for the entire period	(2,376)	2,525	(149)	—
Transfer to credit-impaired financial assets	(213)	(1,579)	1,792	—
Net provision(reversal) of unused amount	(5,813)	23,860	(1,521)	16,526
Others	24	—	—	24

Ending balance	74,624	45,285	1,626	121,535

(*)	The beginning balance was restated in accordance with IFRS 9.

	For the year ended December 31, 2019
	Stage1	Stage2	Stage3	Total
Beginning balance	74,624	45,285	1,626	121,535
Transfer to 12-month expected credit loss	11,771	(11,024)	(747)	—
Transfer to expected credit loss for the entire period	(1,813)	1,945	(132)	—
Transfer to credit-impaired financial assets	(213)	(275)	488	—
Net provision(reversal) of unused amount	(19,394)	7,233	3,117	(9,044)
Others	63	—	—	63

Ending balance	65,038	43,164	4,352	112,554

(3)	Changes in asset retirement obligation are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2017	2018	2019
Beginning balance	58,076	61,872	67,200
Provisions provided	2,225	1,489	2,729
Provisions used	(1,283)	(913)	(2,276)
Reversal of provisions unused	(733)	(1,038)	(2,926)
Amortization	428	564	435
Increase in restoration costs and others	3,159	5,226	994
Business Combination (Note 44)	—	—	329

Ending balance	61,872	67,200	66,485

The amount of the asset retirement obligation is the present value of the best estimate of future expected expenditure to settle the obligation – arising from leased premises as of December 31, 2019, discounted by appropriate discount rate. The restoration cost is expected to occur by the end of each premise’s lease period, and the Group has used average lease period of each category of leases terminated during the past years in order to rationally estimate the lease period. In addition, the Group used average amount of actual recovery cost for the past 3 years and the inflation rate for last year in order to estimate future recovery cost.

(4)	Changes in other provisions are as follows (Unit: Korean Won in millions):

	For the years ended December 31, 2017
	Provisions for customer reward credits	Other provisions	Total
Beginning balance	22,093	22,282	44,375
Provisions provided	62,593	42,042	104,635
Provisions used	(84,979)	(8,014)	(92,993)
Reversal of unused amount	—	(77)	(77)
Foreign currencies translation adjustments	—	(249)	(249)
Transfer(*)	21,808	—	21,808
Others	18,930	2,807	21,737

Ending balance	40,445	58,791	99,236

(*)	Provision for customer reward credits have increased for the Group due to the point transfer from partners during the year ended in December 31, 2017.

	For the year ended December 31, 2018
	Provisions for customer reward credits	Other provisions	Total
Beginning balance	40,445	58,791	99,236
Provisions provided	70,138	8,384	78,522
Provisions used	(98,170)	(6,940)	(105,110)
Reversal of unused amount	—	(52)	(52)
Foreign currencies translation adjustments	—	(194)	(194)
Transfer(*1)	9,228	—	9,228
Others	27,539	3,648	31,187

Ending balance(*2)	49,180	63,637	112,817

(*1)	Provision for customer reward credits have increased for the Group due to the point transfer from partners during the year ended in December 31, 2018.
(*2)	The provisions for existing points that are paid to credit card members and others have been reclassified to other liabilities.

For the year ended December 31, 2019
Other provision
Beginning balance	63,637
Provisions provided	109,875
Provisions used	(6,123)
Reversal of provisions unused	(171)
Foreign currencies translation adjustments	1,193
Others	224
Business combination (Note 44)	3,820

Ending balance	172,455

(5)	Others

1)

As of September 23, 2019, the Group temporarily suspended the won-payment business due to tightened U.S. sanctions on Iran while it was ongoing to settle trade transactions between Korea and Iran. In connection with these services, the Group is currently being investigated by US government agencies including US prosecutors (United States Attorney’s Office and New York State Attorney General’s Office) and Office of Foreign Assets Control as to whether the Group has violated United States laws by participating in prohibited transactions involving the following countries: Iran, Sudan, Syria and Cuba, which have been sanctioned by the US.

2)

The Group recognized the provision of the estimated compensation amount related to the miss-selling of the Derivative Linked Fund (DLF) incurred during the current term and a fine is expected to be imposed by the Financial Supervisory Service as the best estimate for the expenditure required to meet its obligations at the end of the reporting period. The Group estimated such provision will be paid at the request of each counter party, and estimates all amount will be paid within 2020. On the other hand, the actual amount of compensation of the Group may change due to interest rate changes since the end of the reporting period.

24. NET DEFINED BENEFIT LIABILITY(ASSET)

The characteristics of the Group’s defined benefit retirement pension plans are as follows:

Employees and directors with one or more years of service are entitled to receive a payment upon termination of their employment, based on their length of service and rate of salary at the time of termination. The assets of the plans are measured at their fair value at the end of reporting date. The plan liabilities are measured using the projected unit method, which takes account of projected earnings increases, using actuarial assumptions that give the best estimate of the future cash flows that will arise under the plan liabilities.

The Group is exposed to various risks through defined benefit retirement pension plan, and the most significant risks are as follows:

Volatility of asset	The defined benefit obligation was estimated with an interest rate calculated based on blue chip corporate bonds earnings. A deficit may occur if the rate of return of plan assets falls short of the interest rate.

Decrease in profitability of blue chip bonds	A decrease in profitability of blue chip bonds will be offset by some increase in the value of debt securities that the employee benefit plan owns but will bring an increase in the defined benefit obligation.

Risk of inflation	Defined benefit obligations are related to inflation rate; the higher the inflation rate is, the higher the level of liabilities. Therefore, deficit occurs in the system if an inflation rate increases.

(1)	Details of net defined benefit liability are as follows (Unit: Korean Won in millions):

	December 31, 2018	December 31, 2019
Present value of defined benefit obligation	1,275,020	1,442,859
Fair value of plan assets	(1,101,911)	(1,352,971)

Net defined benefit liability(*)	173,109	89,888

(*)

Net defined benefit liability of 89,888 million Won at the end of the current term is the subtracted amount of the net defined benefit asset of 2,582 million Won from the net defined benefit liability of 92,470 million Won.

(2)	Changes in the carrying value of defined benefit obligation are as follows (Unit: Korean Won in millions):

For the year ended December 31, 2017
Beginning balance	984,381
Current service cost	146,750
Interest cost	26,629
Remeasurements	(20,389)
Foreign currencies translation adjustments	(279)
Retirement benefit paid	(55,552)
Curtailment or settlement	(10,928)
Others	558

Ending balance	1,071,170

		For the year ended December 31
		2018	2019
	Beginning balance	1,071,170	1,275,020
	Subsequent amount from transfer company	—	93
	Current service cost	144,394	163,369
	Interest cost	32,143	32,693
Remeasurements	Financial assumption	59,429	32,831
	Demographic assumptions	7,728	49,453
	Experience adjustment	33,697	(33,518)
	Foreign currencies translation adjustments	(3)	179
	Retirement benefit paid	(74,952)	(79,908)
	Business combination (Note 44)	—	4,674
	Others	1,414	(2,027)

	Ending balance	1,275,020	1,442,859

(3)	Changes in the plan assets are as follows (Unit: Korean Won in millions):

	For the year ended December 31
	2017	2018	2019
Beginning balance	990,653	1,027,906	1,101,911
Subsequent amount from transfer company	—	—	93
Interest income	30,601	33,825	30,937
Remeasurements	(14,125)	(14,783)	125
Employer’s contributions	43,114	128,926	292,095
Retirement benefit paid	(51,877)	(71,672)	(76,304)
Curtailment or settlement	(11,052)	—	—
Others	40,592	(2,291)	(2,255)
Business combination (Note 44)	—	—	6,369

Ending balance	1,027,906	1,101,911	1,352,971

(4)

Plan assets wholly consist of fixed deposits as of December 31, 2018 and 2019. Among plan assets, realized returns on plan assets amount to 16,476 million Won, 19,042 million Won and 31,062 million Won for the years ended December 31, 2017, 2018 and 2019, respectively.

Meanwhile, the contribution expected to be paid in the next accounting year amounts to 156,396 million Won.

(5)

Current service cost, net interest income, loss (gain) on the curtailment or settlement and remeasurements recognized in the consolidated statements comprehensive income are as follows (Unit: Korean Won in millions):

	For the year ended December 31
	2017	2018	2019
Current service cost	146,750	144,394	163,369
Net interest income (expense)	(3,972)	(1,682)	1,756
Loss on the curtailment or settlement	124	—	—

Cost recognized in net income	142,902	142,712	165,125

Remeasurements	(6,264)	115,637	48,641

Cost recognized in total comprehensive income	136,638	258,349	213,766

Retirement benefits related to defined contribution plans recognized as expenses are 3,946 million Won, 2,437 million Won and 3,297 million Won for the years ended December 31, 2017, 2018 and 2019, respectively.

(6)	Key actuarial assumptions used in net defined benefit liability measurement are as follows:

	December 31, 2017	December 31, 2018	December 31, 2019
Discount rate	3.18%	2.69%	2.18~2.50%
Future wage growth rate	6.18%	6.18%	1.89~6.00%
Mortality rate	Issued by Korea Insurance Development Institute	Issued by Korea Insurance Development Institute	Issued by Korea Insurance Development Institute
Retirement rate	Experience rate for each employment classification	Experience rate for each employment classification	Experience rate for each employment classification

The weighted average maturity of defined benefit liability is a minimum of 6.91 to a maximum 11.85 years.

(7)	The sensitivity to actuarial assumptions used in the assessment of defined benefit obligation is as follows (Unit: Korean Won in millions):

		December 31, 2018	December 31, 2019
Discount rate	Increase by 1% point	(116,812)	(151,104)
	Decrease by 1% point	136,990	178,434
Future wage growth rate	Increase by 1% point	135,767	176,169
	Decrease by 1% point	(118,020)	(152,174)

25. OTHER FINANCIAL LIABILITIES AND OTHER LIABILITIES

Other financial liabilities and other liabilities are as follows (Unit: Korean Won in millions):

	December 31, 2018	December 31, 2019
Other financial liabilities:
Accounts payable	5,409,268	6,131,339
Accrued expenses	2,224,330	2,516,231
Borrowings from trust accounts	3,747,492	3,277,795
Agency business revenue	396,735	362,820
Foreign exchange payables	539,554	1,153,457
Domestic exchange settlement credits	7,134,966	1,261,928
Lease liabilities	—	419,045
Other miscellaneous financial liabilities	1,992,663	2,587,193
Present value discount	(2,484)	(3,041)

Sub-total	21,442,524	17,706,767

Other liabilities:
Unearned income	204,034	224,840
Other miscellaneous liabilities	142,044	195,631

Sub-total	346,078	420,471

Total	21,788,602	18,127,238

26. DERIVATIVES

(1)	Derivative assets and derivative liabilities are as follows (Unit: Korean Won in millions):

	December 31, 2018
	Nominal Amount	Assets		Liabilities
		For fair value hedge	For trading	For cash flow hedge	For fair value hedge	For trading
Interest rate:
Swaps	150,710,490	35,503	218,140	665	17,654	266,207
Purchase options	530,000	—	10,461	—	—	—
Written options	525,000	—	—	—	—	12,438
Currency:
Futures	320,213	—	—	—	—	—
Forwards	88,376,776	—	843,621	—	—	777,039
Swaps	67,179,195	—	761,907	33,089	—	773,701
Purchase options	1,933,454	—	17,544	—	—	—
Written options	3,134,774	—	—	—	—	20,747
Equity:
Futures	186,737	—	—	—	—	—
Swaps	441,573	—	31,377	—	—	1,217
Purchase options	4,925,315	—	143,029	—	—	—
Written options	6,145,935	—	—	—	—	239,512

Total	324,409,462	35,503	2,026,079	33,754	17,654	2,090,861

	December 31, 2019
		Assets			Liabilities
	Nominal amount	For cash flow hedge	For fair value hedge	For trading	For cash flow hedge	For fair value hedge	For trading
Interest rate:
Futures	124,737	—	—	—	—	—	—
Swaps	150,731,987	—	111,764	300,750	1,323	—	413,195
Purchase options	460,000	—	—	11,888	—	—	—
Written options	395,789	—	—	—	—	—	9,655
Currency:
Futures	1,934	—	—	—	—	—	—
Forwards	113,988,295	—	—	1,447,811	321	—	1,030,246
Swaps	82,125,050	9,367	—	966,181	5,193	—	1,106,423
Purchase options	1,588,746	—	—	18,835	—	—	—
Written options	2,341,179	—	—	—	—	—	9,403
Equity:
Futures	630,562	—	—	—	—	—	—
Forwards	11	—	—	—	—	—	—
Swaps	1,280,436	—	—	1,217	—	—	54,393
Purchase options	8,851,984	—	—	175,221	—	—	—
Written options	8,978,953	—	—	—	—	—	219,831

Total	371,499,663	9,367	111,764	2,921,903	6,837	—	2,843,146

Derivatives held for trading are classified into financial assets at FVTPL (Note 7) and financial liabilities at FVTPL (Note 20), and derivatives designated for hedging are presented as a separate line item in the consolidated statements of financial position.

(2)	Overview of the Group’s hedge accounting

The hedging relationships the entity applies fair value hedge accounting and cash flow hedge accounting to are affected by interest rate which is related with Interest Rate Benchmark Reform. The interest rates to which the hedging relationships are exposed are USD 1M LIBOR, USD 3M LIBOR, USD 6M LIBOR, and 3M EURIBOR. The nominal amounts of hedging instruments related to 1M LIBOR, 3M LIBOR, 6M LIBOR and 3M EURIBOR are USD 400,000,000, USD 2,230,000,000, USD 500,000,000, and EUR 26,635,556, respectively. The entity pays close attention to discussions in the market and industry regarding the applicable alternative benchmark interest rates for the exposed interest rate. The entity judges related uncertainty is expected to be no longer present when the exposed interest rates are replaced by the applicable benchmark interest rates.

1) Fair value hedge

As of the current period end, the Group has applied fair value hedge on fixed interest rate foreign currency denominated debentures amounting to 3,151,172 million Won. The purpose of the hedging is to avoid fair value volatility risk of fixed interest rate foreign currency denominated debentures derived from fluctuations of market interest rate, and as such the Group entered into interest rate swap agreements designated as hedging instruments.

Pursuant to the interest rate swap agreement, by swapping the calculated difference between the fixed interest rate and floating interest rate applied to the nominal value, the fair value fluctuation risk is hedged as the foreign currency denominated debentures fixed interest rate terms are converted to floating interest rate. Pursuant to the interest rate swap agreement, hedge ratio is determined by matching the nominal value of hedged instrument to the face value of the hedged item.

In this hedging relationship, only the market interest rate fluctuation, which is the most significant part of the fair value change of the hedged item, is designated as the hedged risk, and other risk factors including credit risk are not included in the hedged risk. Therefore, the ineffective portion of the hedge could arise from fluctuations in the timing of the cash flow of the hedged item, the change in the total amount and price of the hedged item, or significant credit risk fluctuation of either party of the hedging instrument.

The interest rate swap agreements and the hedged items are subject to fluctuations in the underlying market rate of interest and the Group expects the fair value of the interest rate swap contract and the value of the hedged item to generally change in the opposite direction.

The fair value of the interest rate swap at the end of the reporting period is determined by discounting future cash flows estimated by using the yield curve at the end of the reporting period and the credit risk embedded in the contract and the average interest rate is determined based on the outstanding balance at the end of the reporting period. The variable interest rate applied to the interest rate swap is USD Libor 3M (6M) plus spread. In accordance with the terms of each interest rate swap contract designated as a hedging instrument, the Group receives interest at a fixed interest rate and pays interest at a variable interest rate.

2) Cash Flow Hedge

As of the December, 31 2019, the Group has applied cash flow hedge on local currency denominated debentures amounting to 99,941 million Won, debentures on foreign currency amounting to 729,141 million Won and Borrowings in foreign currency amounting to 34,443million Won. The Group’s hedging strategies are to 1) Mitigate risks of cash flow fluctuation from variable interest rate debentures on local currency due to changes in market interest rate by entering into an interest rate swap contract and thereby designating it as hedging instrument; 2) Mitigate the risks of cash flow fluctuation from principal and interest of variable-interest rate debentures denominated in foreign currency due to changes in foreign exchange rates and interest rates by entering into a currency swap contract and thereby designating it as hedging instrument; 3) Mitigate the risks of cash flow fluctuation from principal and interest of fixed-interest rate debentures denominated in foreign currency due to changes in foreign exchange rates by entering into a currency swap contract and thereby designating it as hedging instrument and 4) Mitigate the risks of cash flow fluctuation in variable-interest rate foreign currency borrowings resulting from changes in market interest rates and designate it as a hedging instrument through entering into currency swap contracts and interest rate swap contracts.

This means exchanging a predetermined nominal amount as set forth in the interest rate swap contract adjusted by the differences between the fixed and variable interest rates, which results in the conversion of interest rates of debentures in local currency and borrowings in foreign currency from variable interest into fixed interest, eliminating the cash flow fluctuation risk.

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

Thus, there could be hedge ineffectiveness arising from price margin set by the counterparty of hedging instruments and unilateral change in credit risk of any party in the transaction.

The interest rate swap, currency swap contract and the hedged item are all affected by the changes in market interest rate and foreign exchange rates which are basic factors of the derivative. The Group expects that the value of interest rate swap contract, currency swap contract and the hedged item will generally fluctuate in opposite direction.

(3)	The nominal amounts of the hedging instrument are as follows (Unit: USD, EUR, SGD, JPY and Korean Won in millions):

	December 31, 2018
	1 year or less	1 year to 5 years	More than 5 years	Total
Fair value hedge
Interest rate risk
Interest rate swap (USD)	—	1,350,000,000	1,300,000,000	2,650,000,000
Cash flow hedge
Interest rate risk
Interest rate swap (KRW)	—	100,000	—	100,000
Foreign currencies translation risk and interest rate risk
Currency swap (USD)	50,000,000	450,000,000	—	500,000,000
Foreign currencies translation risk
Currency swap (SGD)	—	204,000,000	—	204,000,000

	December 31, 2019
	1 year or less	1 year to 5 years	More than 5 years	Total
Fair value hedge
Interest rate risk
Interest rate swap (USD)	350,000,000	2,000,000,000	300,000,000	2,650,000,000
Cash flow hedge
Interest rate risk
Interest rate swap (EUR)	—	26,635,556	—	26,635,556
Interest rate swap (KRW)	—	100,000	—	100,000
Foreign currencies translation risk and interest rate risk
Currency swap(USD)	150,000,000	330,000,000	—	480,000,000
Foreign currencies translation risk
Currency swap (SGD)	136,000,000	68,000,000	—	204,000,000
Currency forward (JPY)	49,325,155	1,059,903,932	—	1,109,229,087

(4)	The average interest rate and average currency rate of the hedging instrument as of December 31, 2018 and December 31, 2019 are as follows:

December 31, 2018
Average interest rate and average exchange rate
Fair value hedge
Interest rate risk
Interest rate swaps (USD)	Fixed 3.96% receipt and Libor 3M+1.61% floating paid Fixed 5.88% receipt and Libor 6M+2.15% floating paid
Cash flow hedge
Interest rate risk
Interest rate swap (KRW)	CMS 3Y+0.40% receipt, 2.38% paid
Foreign currencies translation risk and interest rate risk
Currency swap (USD)	USD 3M Libor+0.70% receipt, KRW 1.74% paid, KRW/USD = 1,136 USD 1M Libor+0.52% receipt, KRW 1.70% paid, KRW/USD = 1,178
Foreign currencies translation risk
Currency swap (SGD)	SGD 1.91% receipt, KRW 1.98% paid, KRW/SGD = 828

December 31, 2019
Average interest rate and average exchange rate
Fair value hedge
Interest rate risk
Interest rate swap (USD)	Fixed 3.96% receipt and Libor 3M+1.61% floating paid Fixed 5.88% receipt and Libor 6M+2.15% floating paid
Cash flow hedge
Interest rate risk
Interest rate swap (EUR)	3M EURIBOR receipt, EUR 0.09% paid
Interest rate swap (KRW)	CMS 3Y+0.40% receipt, 2.38% paid
Foreign currencies translation risk and interest rate risk
Currency swap (USD)	USD 3M Libor+0.80% receipt, KRW 1.45% paid, KRW/USD = 1,155 USD 1M Libor+0.54% receipt, KRW 1.53% paid, KRW/USD = 1,158
Foreign currencies translation risk
Currency swap (SGD)	SGD 1.91% receipt, KRW 1.98% paid, KRW/SGD = 828
Currency forward (JPY)	KRW/JPY = 10.47

(5)	The amounts related to items designated as hedging instruments are as follows (Unit: Korean Won in millions, USD, EUR, SGD and JPY):

	December 31, 2018
	Nominal amounts of the hedging instrument	Carrying amounts of the hedging instrument		Line item in the statement of financial position where the hedging instrument is located	Changing in fair value used for calculating hedge ineffectiveness
		Assets	Liabilities
Fair value hedge
Interest rate risk
Interest rate swap	USD 2,650,000,000	35,503	17,654	Derivative assets (Designated for hedging) Derivative liabilities (Designated for hedging)	(27,362)
Cash flow hedge
Interest rate risk
Interest rate swap	KRW 100,000	—	665	Derivative liabilities (Designated for hedging)	(665)
Foreign currencies translation risk and interest rate risk
Currency swap	USD 500,000,000	—	28,907	Derivative liabilities (Designated for hedging)	21,582
Foreign currencies translation risk
Currency swap	SGD 204,000,000	—	4,182	Derivative liabilities (Designated for hedging)	2,353

	December 31, 2019
	Nominal amounts of the hedging instrument	Carrying amounts of the hedging instrument		Line item in the statement of financial position where the hedging instrument is located	Changing in fair value used for calculating hedge ineffectiveness
		Assets	Liabilities
Fair value hedge
Interest rate risk
Interest rate swap	USD 2,650,000,000	111,764	—	Derivative assets (designated for hedging)	90,244
Cash flow hedge
Interest rate risk
Interest rate swap	EUR 26,635,556	—	43	Derivative liabilities (designated for hedging)	(43)
Interest rate swap	KRW 100,000	—	1,280	Derivative liabilities (designated for hedging)	(615)
Foreign currency translation risk and interest rate risk
Currency swap	USD 480,000,000	4,070	5,193	Derivative assets (designated for hedging) Derivative liabilities (designated for hedging)	22,364
Foreign currency translation risk
Currency swap	SGD 204,000,000	5,297	—	Derivative assets (designated for hedging)	8,918
Currency forward	JPY 1,109,229,087	—	321	Derivative liabilities (designated for hedging)	321

(6)	Details of carrying amount to hedge and amount due to hedge accounting are as follows (Unit: Korean Won in millions):

	December 31, 2018
	Carrying amounts of the hedging item		Accumulated amount of fair value hedge adjustments on the hedged item included in the carrying amount of the hedged item		Line item in the statement of financial position in which the hedged item is included	Changing in fair value used for calculating hedge ineffectiveness	Cash flow hedge reserve(*)
	Assets	Liabilities	Assets	Liabilities
Fair value hedge
Interest rate risk
Debentures	—	2,956,565	—	5,200	Debentures	25,498	—
Cash flow hedge
Interest rate risk
Debentures	—	99,911	—	—	Debentures	521	(371)
Foreign currencies translation risk and interest rate risk
Debentures	—	557,186	—	—	Debentures	(16,790)	(1,211)
Foreign currencies translation risk
Debentures	—	166,122	—	—	Debentures	(1,762)	(2,287)

(*)	After tax amount

	December 31, 2019
	Carrying amounts of the hedging item		Accumulated amount of fair value hedge adjustments on the hedged item included in the carrying amount of the hedged item		Line item in the statement of financial position in which the hedged item is included	Changing in fair value used for calculating hedge ineffectiveness	Cash flow hedge reserve(*)
	Assets	Liabilities	Assets	Liabilities
Fair value hedge
Interest rate risk
Debentures	—	3,151,172	—	91,368	Debentures	(85,984)	—
Cash flow hedge
Interest rate risk
Borrowings in foreign currency	—	34,443	—	—	Borrowing foreign currency	43	(43)
Debentures	—	99,941	—	—	Debentures	663	(821)
Foreign currencies translation risk and interest rate risk
Debentures	—	554,433	—	—	Debentures	(25,057)	(2,525)
Foreign currencies translation risk
Debentures	—	174,708	—	—	Debentures	(8,315)	(2,304)

(*) After tax amount

(7)	Amounts recognized in profit or loss due to the ineffective portion of fair value hedges during the current period are as follows (Unit: Korean Won in millions):

		For the year ended December 31, 2018
		Hedge ineffectiveness recognized in profit or loss	Line item in the profit or loss that includes hedge ineffectiveness
Fair value hedge	Interest rate risk	(1,864)	Other net operating income(expense)

		For the year ended December 31, 2019
		Hedge ineffectiveness recognized in profit or loss	Line item in the profit or loss that includes hedge ineffectiveness
Fair value hedge	Interest rate risk	4,260	Other net operating income(expense)

(8)	Reclassification of profit or loss from other comprehensive income and equity related to cash flow hedges are as follows (Unit: Korean Won in millions):

		For the year ended December 31, 2018
		Changes in the value of hedging instruments recognized in cash flow hedge reserve	Hedge ineffectiveness recognized in profit or loss	Changes in the value of foreign basis spread recognized in OCI	Line item in the profit or loss that includes hedge ineffectiveness	Amounts reclassified from cash flow hedge reserve to profit or loss	Line item affected in profit or loss due to reclassification
Cash flow hedge	Interest rate risk	(517)	(148)	—	Other net operating income (expense)	—	Other net operating income (expense)
	Foreign currencies translation risk and interest rate risk	21,429	153	(882)	Other net operating income (expense)	(23,084)	Other net operating income (expense)
	Foreign currencies translation risk	2,353	—	(491)	Other net operating income (expense)	(3,601)	Other net operating income (expense)

		For the year ended December 31, 2019
		Changes in the value of hedging instruments recognized in cash flow hedge reserve	Hedge ineffectiveness recognized in profit or loss	Changes in the value of foreign basis spread recognized in OCI	Line item in the profit or loss that includes hedge ineffectiveness	Amounts reclassified from cash flow hedge reserve to profit or loss	Line item affected in profit or loss due to reclassification
Cash flow hedge	Interest rate risk	(658)	—	—	Other net operating income (expense)	—	Other net operating income (expense)
	Foreign currencies translation risk and interest rate risk	21,420	944	838	Other net operating income (expense)	(23,541)	Other net operating income (expense)
	Foreign currencies translation risk	7,638	1,601	560	Other net operating income (expense)	(8,215)	Other net operating income (expense)

27. DEFERRED DAY 1 PROFITS OR LOSSES

Changes in deferred day 1 profits or losses are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2017	2018	2019
Beginning balance	13,422	7,416	25,463
New transactions	500	23,678	53,289
Amounts recognized in losses	(6,506)	(5,631)	(26,493)

Ending balance	7,416	25,463	52,259

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

28.	EQUITY

(1)	Details of equity as of December 31, 2018 and 2019 are as follows (Unit: Korean Won in millions):

	December 31, 2018	December 31, 2019
Capital
Common stock capital	3,381,392	3,611,338
Hybrid securities(*1)	3,161,963	997,544
Capital surplus
Paid in capital in excess of par(*2)	269,533	608,348
Equity method	—	1,153
Others	16,356	16,794

Sub-total	285,889	626,295

Capital adjustments
Treasury stocks	(34,113)	—
Other adjustments(*3)	(1,607,647)	(1,748,667)

Sub-total	(1,641,760)	(1,748,667)

Accumulated other comprehensive income
Financial assets at FVTOCI	(87,182)	(71,914)
Gain on evaluation of investment stocks by equity method	302	915
Loss from foreign business translation	(244,735)	(152,987)
Remeasurements of defined benefit plan	(236,726)	(270,977)
Loss on evaluation of cash flow hedge	(3,869)	(5,692)

Sub-total	(572,210)	(500,655)

Retained earnings(*4) (*5)	17,124,657	18,524,515
Non-controlling interest(*1) (*6)	213,113	3,981,962

Total	21,953,044	25,492,332

(*1)	At the end of the previous term, hybrid securities were issued by Woori Bank, a subsidiary company, and were classified as non-controlling interests of capital from the 11th of January, 2019.
(*2)	Capital surplus increased as new shares were issued through a comprehensive stock exchange of shares when Woori Financial Inc. was established. (Note 1)
(*3)

Included capital transaction gains and losses recognized by the 2014 merger of Woori Bank and (formerly) Woori Financial Group Inc. During the current term, the Group entered to acquire and additional interest in the Woori Asset Trust Co., Ltd., reducing the capital adjustment by 111,242 million Won.

(*4)

The earned surplus reserve in retained earnings amounted to 1,857,754 million Won and 2,039,754 million Won as of December 31, 2018 and 2019, respectively. The earned surplus reserve is appropriated at least one tenth of the earnings after tax on every dividend declaration, not exceeding the paid in capital. The reserve is restricted for the payment of cash dividends but be used for offsetting a deficit or transferring to capital in accordance with the Act.

(*5)

The regulatory reserve for credit loss in retained earnings amounted to 2,578,457 million and 2,356,246 million Won as of December 31, 2018 and 2019, respectively. The reserve is restricted for the payment of cash dividends pursuant to regulations.

(*6)	69,533 million Won increased as of December 31, 2019 due to business combination of Woori Asset Management Corp., and Woori Asset Trust Co., Ltd. (Note 44)

(2)	The number of authorized shares and others of the Group are as follows:

	December 31, 2018	December 31, 2019
Shares of common stock authorized	5,000,000,000 Shares	4,000,000,000 Shares
Par value	5,000 Won	5,000 Won
Shares of common stock issued	676,000,000 Shares	722,267,683 Shares
Capital stock	3,381,392 million Won	3,611,338 million Won

(3)

There are no changes in the number of shares issued and outstanding for the years ended December 31, 2017 and 2018. Details of changes in shares of the Group issued as of December 31, 2019 are as follows:

December 31, 2019
Date of incorporation(*1)	680,164,306
Increase(*2)	42,103,377
Decrease	—

Ending Balance	722,267,683

(*1)

The number of shares issued by Woori Bank at the end of the business combination period is 676,000,000. When Woori Financial Group Inc. was established, 4,164,306 shares were issued as a result of stock comprehensive exchange with Woori Bank which is a shareholder of Woori FIS Co., Ltd., Woori Finance Management Research Institute Co., Ltd., Woori Credit Information Co., Ltd., Woori Private Equity Asset Management Co., Ltd., and Woori Fund Service Co., Ltd.

(*2)	New stocks were issued for the comprehensive stock exchange which was to transfer Woori Card Co., Ltd., as a first level of subsidiary from second-tier subsidiary in September, 2019.

(4)	Hybrid securities

The bond-type hybrid securities classified as owner’s equity are as follows (Unit: Korean Won in millions):

	Issue date	Maturity	Interest rate (%)	December 31, 2018	December 31, 2019
Securities in local currencies	April 25, 2013	April 25, 2043	4.4	500,000	—
	November 13, 2013	November 13, 2043	5.7	200,000	—
	December 12, 2014	December 12, 2044	5.2	160,000	—
	June 3, 2015	June 3, 2045	4.4	240,000	—
	July 26, 2018	—	4.4	400,000	—
	July 18, 2019	—	3.49	—	500,000
	October 11, 2019	—	3.32	—	500,000
Securities in foreign currencies	June 10, 2015	June 10, 2045	5.0	559,650	—
	September 27, 2016	—	4.5	553,450	—
	May 16, 2017	—	5.3	562,700	—
Issuance cost				(13,837)	(2,456)

Total				3,161,963	997,544

The hybrid securities mentioned above do not have maturity date but are redeemable after 5 years.

In addition, the hybrid securities issued by the Bank have been reclassified to non-controlling interests in the consolidated financial statements of the Group in 2019 due to the establishment of the financial holding company on January 11, 2019.

(5)	Details of changes in capital adjustments are as follows (Unit: Korean Won in millions):

	December 31, 2018	December 31, 2019
Beginning balance	(1,849,551)	(1,641,760)
Losses on redemption of hybrid securities	(368)	(277)
Acquisition of treasury stocks	—	4,245
Transaction with other owners(*)	208,159	(110,875)

Ending balance	(1,641,760)	(1,748,667)

(*)	111,242 million Won is included which has been reduced by the Group to obtain an additional stake in the Woori Asset Trust Co., Ltd.

(6)	Accumulated other comprehensive income

Changes in the accumulated other comprehensive income are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2017
	Beginning balance	Increase (decrease)(*)	Reclassification adjustments(*)	Income tax effect	Ending balance
Gain (loss) on valuation of AFS financial assets	386,981	80,997	(164,803)	(1,245)	301,930
Share of other comprehensive income (loss) of joint ventures and associates	(1,863)	2,516	—	(1,904)	(1,251)
Loss on foreign currency translation of foreign operations	(48,353)	(193,272)	—	(1,075)	(242,700)
Remeasurement gain (loss) related to defined benefit plan	(163,397)	6,216	—	4,557	(152,624)
Gain (loss) on valuation of cash flow hedges	—	1,025	—	(248)	777
Transfer to assets held for sale	—	4,145	—	—	4,145

Total	173,368	(98,373)	(164,803)	85	(89,723)

(*)

For the change in gain (loss) on valuation of AFS financial assets, “increase (decrease)” represents change due to the valuation during the period, and “reclassification adjustments” represents disposal or recognition of impairment losses on AFS financial assets.

	For the year ended December 31, 2018
	Beginning balance	Increase (decrease)(*1)(*2)	Reclassification adjustments	Income tax effect	Ending balance
Net gain (loss) on valuation of financial assets at FVTOCI	(88,906)	(8,677)	8,015	2,386	(87,182)
Gain (loss) on financial liabilities at FVTPL designated as upon initial recognition due to own credit risk	(96)	132	—	(36)	—
Share of other comprehensive gain (loss) of joint ventures and associates	(2,656)	4,080	—	(1,122)	302
Gain (loss) on foreign currency translation of foreign operations	(242,806)	(2,661)	—	732	(244,735)
Remeasurement gain (loss) related to defined benefit plan	(152,358)	(111,401)	—	27,033	(236,726)
Gain (loss) on valuation of derivatives designated as cash flow hedges	777	30,655	(26,871)	(8,430)	(3,869)
Transfer to assets held for distribution (sale)	4,145	(4,145)	—	—	—

Total	(481,900)	(92,017)	(18,856)	20,563	(572,210)

(*1)	Net gain (loss) on valuation of financial assets at FVTOCI included the 1,009 million Won transfer to retained earnings due to disposal of equity securities.
(*2)

Gain (loss) on financial liabilities at fair value through profit or loss designated as upon initial recognition due to credit risk included the 4 million Won transferred to retained earnings due to redemption.

	For the year ended December 31, 2019
	Beginning balance	Increase (decrease)(*)	Reclassification adjustments	Income tax effect	Ending balance
Net gain (loss) on valuation of financial assets at FVTOCI	(87,182)	(24,180)	43,021	(3,573)	(71,914)
Share of other comprehensive gain (loss) of joint ventures and associates	302	(1,420)	—	2,033	915
Gain (loss) on foreign currency translation of foreign operations	(244,735)	96,157	—	(4,409)	(152,987)
Remeasurement gain (loss) related to defined benefit plan	(236,726)	(48,244)	—	13,993	(270,977)
Gain (loss) on valuation of derivatives designated as cash flow hedges	(3,869)	(32,719)	31,756	(860)	(5,692)

Total	(572,210)	(10,406)	74,777	7,184	(500,655)

(*)

The increase and decrease of financial asset valuation profit or loss at fair value through other comprehensive income is a change due to the period evaluation and includes the amount of 29,368 million Won replaced by retained earnings due to the disposal of the equity securities.

(7)	Treasury stock

Details of treasury stocks are as follows (Unit: Shares, Korean Won in millions):

	December 31, 2019
	Number of shares	Book value
Beginning balance	2,728,774	34,113
Acquisition(*)	57,721,387	799,886
Disposal	(60,450,159)	(833,999)

Ending balance	2	—

(*)

At the establishment of Woori Financial Group Inc., Woori Bank acquired 15,618,008 shares of the Group. (The comprehensive stock transfer of Woori FIS Co., Ltd., Woori Finance Research Institute Co., Ltd., Woori Credit Information Co., Woori Fund Services Co., Woori Private Equity Asset Management Co. and the parent company, Woori Financial Group Inc. :4,164,306 shares, execution of the right to purchase shares from shareholders who were against to comprehensive stock transfer: 11,453,702 shares) In September 2019, Woori Bank acquired 42,103,377 additional shares of Woori Financial Group Inc. through a comprehensive exchange of shares of Woori Card Co., Ltd. and Woori Financial Group Inc., the parent company. 2 shares of treasury stocks have been incurred for the provision for odd-lot payment incurred during the partial stock replacement of the shareholders who possess physical stock certificate.

29. DIVIDENDS

Dividends for the years 2018 and 2019 are 650 Won and 700 Won, respectively, and the total amount of dividends paid are 437,626 million Won and 505,587million Won, respectively. The dividends for the current period were approved on March 25, 2020.

30. NET INTEREST INCOME

(1)	Details of interest income recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2017	2018	2019
Financial assets at FVTPL (IFRS 9)	—	54,243	50,619
Financial assets at FVTOCI	—	280,371	474,751
Financial assets at amortized cost
Securities at amortized cost	—	376,788	436,340
Loans and other financial assets at amortized cost:
Interest on due from banks	—	112,581	141,330
Interest on loans	—	8,832,485	9,443,740
Interest of other receivables	—	28,031	29,990

Sub-total	—	9,349,885	10,051,400

Financial assets at FVTPL (IAS 39)	53,348	—	—
AFS financial assets	239,030	—	—
HTM financial assets	307,965	—	—
Loans and receivables:
Interest on due from banks	83,325	—	—
Interest on loans	7,835,957	—	—
Interest of other receivables	31,062	—	—

Sub-total	7,950,344	—	—

Total	8,550,687	9,684,499	10,576,770

(2)	Details of interest expense recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2017	2018	2019
Interest on deposits due to customers	2,380,263	2,917,165	3,424,441
Interest on borrowings	238,212	306,739	383,213
Interest on debentures	638,653	720,394	777,322
Other interest expense	72,909	89,250	89,002
Interest on lease liabilities	—	—	9,086

Total	3,330,037	4,033,548	4,683,064

31. NET FEES AND COMMISSIONS INCOME

(1)	Details of fees and commissions income recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2017	2018	2019
Fees and commission received for brokerage	164,041	162,344	156,578
Fees and commission received related to credit	166,364	173,233	189,597
Fees and commission received for electronic finance	110,105	121,250	137,289
Fees and commission received on foreign exchange handling	58,383	60,433	61,756
Fees and commission received on foreign exchange	61,552	66,036	92,408
Fees and commission received for guarantee	65,779	65,254	71,106
Fees and commission received on credit card	1,072,423	598,705	548,580
Fees and commission received on securities business	80,872	96,379	113,346
Fees and commission from trust management	141,766	177,456	180,290
Fees and commission received on credit information	11,737	12,985	12,626
Other fees	136,176	146,689	145,750

Total	2,069,198	1,680,764	1,709,326

(2)	Details of fees and commissions expense incurred are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2017	2018	2019
Fees and commissions paid	164,834	174,669	189,789
Credit card commission	828,363	428,613	407,689
Brokerage commission	558	1,833	775
Others	4,977	5,675	8,445

Total	998,732	610,790	606,698

32. DIVIDEND INCOME

(1)	Details of dividend income recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2017	2018	2019
Financial assets at FVTPL (IFRS 9)	—	67,892	86,979
Financial assets at FVTPL (IAS 39)	446	—	—
Financial assets at FVTOCI	—	22,660	20,980
AFS financial assets	124,546	—	—

Total	124,992	90,552	107,959

(2)	Details of dividends related to financial assets at FVTOCI are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2018	2019
Dividend income recognized from assets held
Equity securities	22,386	20,980
Dividend income recognized in assets derecognized	274	—

Total	22,660	20,980

33. NET GAIN OR LOSS ON FINANCIAL INSTRUMENTS AT FAIR VALUE THROUGH PROFIT OR LOSS MANDATORILY MEASURED AT FAIR VALUE

(1)	Details of gains or losses related to net gain or loss on financial instruments at FVTPL (IFRS 9 and IAS 39) are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2017	2018	2019
Gain on financial instruments at fair value through profit or loss mandatorily measured at fair value	—	196,959	58,692
Gain on financial instruments held for trading	6,123	—	—
Gain(loss) on financial instruments at fair value through profit or loss designated as upon initial recognition	—	17,484	(33,237)
Loss on financial instruments designed as at fair value through profit or loss	(110,950)	—	—

Total	(104,827)	214,443	25,455

(2)

Details of net gain or loss on financial instruments at fair value through profit or loss mandatorily measured at fair value and financial instruments held for trading are as follows (Unit: Korean Won in millions):

			For the years ended December 31
			2017	2018	2019
Financial assets at FVTPL (financial assets held for trading)	Securities	Gain on valuation	2,764	137,237	121,794
		Gain on disposals	20,528	45,105	64,600
		Loss on valuation	(13,757)	(25,499)	(61,288)
		Loss on disposals	(6,466)	(26,728)	(19,018)

		Sub-total	3,069	130,115	106,088

	Loans	Gain on valuation	—	1,606	1,037
		Gain on disposals	—	4,136	519
		Loss on valuation	—	(4,805)	(21)
		Loss on disposals	—	(117)	—

		Sub-total	—	820	1,535

	Other	Gain on valuation	6,524	2,050	2,062
	financial	Gain on disposals	2,353	530	1,901
	assets	Loss on valuation	(7,885)	(2,280)	(1,755)
		Loss on disposals	(619)	(86)	(1,815)

		Sub-total	373	214	393

	Sub-total		3,442	131,149	108,016

Derivatives (Held for trading)	Interest rate derivatives	Gain on transactions and valuation	1,088,192	1,255,581	1,507,254
		Loss on transactions and valuation	(1,043,312)	(1,303,244)	(1,615,833)

		Sub-total	44,880	(47,663)	(108,579)

	Currency derivatives	Gain on transactions and valuation	7,253,426	4,935,922	6,872,513
		Loss on transactions and valuation	(7,408,741)	(4,822,915)	(6,855,447)

		Sub-total	(155,315)	113,007	17,066

	Equity derivatives	Gain on transactions and valuation	511,220	486,560	839,196
		Loss on transactions and valuation	(397,462)	(484,986)	(796,336)

		Sub-total	113,758	1,574	42,860

	Other derivatives	Gain on transactions and valuation	4,056	4,138	695
		Loss on transactions and valuation	(4,698)	(5,246)	(1,366)

		Sub-total	(642)	(1,108)	(671)

	Sub-total		2,681	65,810	(49,324)

	Total		6,123	196,959	58,692

(3)

Details of net gain(loss) on financial instruments at fair value through profit or loss designated as upon initial recognition and Losses on financial instruments designated as at fair value through profit or loss are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2017	2018	2019
Gain(loss) on equity-linked securities:
Loss on disposal of equity-linked securities	(79,965)	(2,058)	(16,006)
Gain(loss) on valuation of equity-linked securities	(32,511)	17,945	(17,231)

Sub-total	(112,476)	15,887	(33,237)

Gain on other securities:
Gain on valuation of other securities	290	—	—

Sub-total	290	—	—

Gain on other financial instruments:
Gain on valuation of other financial instruments	1,236	1,597	—

Total	(110,950)	17,484	(33,237)

34. NET GAIN OR LOSS ON FINANCIAL ASSETS AT FVTOCI AND AFS FINANCIAL ASSETS

Details of net gain or loss on financial assets at FVTOCI and AFS financial assets recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2017	2018	2019
Gain on redemption of securities	47	53	15
Gain on transaction of securities	223,961	1,994	11,000
Impairment loss on securities	(31,300)	—	—

Total	192,708	2,047	11,015

35. REVERSAL OF (PROVISION FOR) IMPAIRMENT LOSSES DUE TO CREDIT LOSS

Reversal of (provision for) impairment losses due to credit loss are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2017	2018	2019
Impairment loss due to credit loss on financial assets measured at FVTOCI	—	(2,027)	(3,297)
Reversal of (provision for) impairment loss due to credit loss on securities at amortized cost	—	(1,922)	1,415
Provision for credit loss on loan and other financial assets at amortized cost	—	(415,084)	(385,758)
Impairment loss due to credit loss	(862,273)	—	—
Reversal of provision on guarantee	55,424	105,985	4,352
Reversal of provision on (provision for) unused loan commitment	21,716	(16,526)	9,044

Total	(785,133)	(329,574)	(374,244)

36. GENERAL AND ADMINISTRATIVE EXPENSES AND OTHER NET OPERATING INCOME (EXPENSES)

(1)	Details of general and administrative expenses recognized are as follows (Unit: Korean Won in millions):

			For the years ended December 31
			2017	2018	2019
Salaries	Short-term	Salaries	1,317,826	1,484,236	1,584,791
	employee benefits	Employee benefits	559,562	468,012	475,238
	Share based payments		—	—	6,328
	Retirement benefit service costs		146,848	145,149	168,423
	Termination		299,562	225,106	156,441

	Sub-total		2,323,798	2,322,503	2,391,221

Depreciation and amortization			183,601	216,735	481,176

Other general and administrative expenses	Rent		313,080	321,198	85,705
	Taxes and public dues		111,248	115,454	137,137
	Service charges		198,828	222,530	235,117
	Computer and IT related		70,936	88,689	93,573
	Telephone and communication		65,015	70,618	70,220
	Operating promotion		43,850	43,540	45,594
	Advertising		68,942	72,450	85,887
	Printing		8,633	8,601	7,845
	Traveling		13,064	12,757	13,255
	Supplies		6,795	7,071	7,736
	Insurance premium		8,548	8,355	9,668
	Reimbursement		27,516	23,474	23,577
	Maintenance		16,081	17,384	18,495
	Water, light and heating		14,165	14,686	15,272
	Vehicle maintenance		9,902	10,264	10,564
	Others		46,799	47,724	34,035

	Sub-total		1,023,402	1,084,795	893,680

	Total		3,530,801	3,624,033	3,766,077

(2)	Details of other operating income recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2017	2018	2019
Gain on transactions of foreign exchange	3,391,095	1,227,561	602,115
Gain on disposals of loans and receivables(*1)	205,490	—	—
Gain related to derivatives (Designated for hedging)	122	35,810	126,651
Gain on fair value hedged items	53,532	42,797	231
Others(*2)	86,159	82,417	45,706

Total	3,736,398	1,388,585	774,703

(*1)

Gain (loss) on disposal of loan and receivables occurred during the year ended December 31, 2018 was presented as a separate account named ‘Net gain related to financial assets at amortized cost’ in accordance with the adoption of IFRS 9.

(*2)

Other income includes income amounting to 29,336 million Won and 29,316 million Won for the years ended December 31, 2017 and 2018, respectively, that the Group recognized for it is to receive from other creditor financial institutions in accordance with the creditor financial institutions committee agreement.

(3)	Details of other operating expenses recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2017	2018	2019
Losses on transactions of foreign exchange	2,886,535	991,423	192,331
KDIC deposit insurance premium	304,055	315,315	333,600
Contribution to miscellaneous funds	286,000	298,416	317,667
Losses on disposals of loans and receivables(*1)	9,221	—	—
Losses related to derivatives (Designated for hedging)	109,569	36,483	3,686
Losses on fair value hedged items	—	17,299	86,214
Others(*2)	172,331	124,240	143,786

Total	3,767,711	1,783,176	1,077,284

(*1)

Loss on disposal of loan and receivables occurred during the year ended December 31, 2018 was presented as a separate account named ‘Net gain related to financial assets at amortized cost’ in accordance with the adoption of IFRS 9.

(*2)

Others include such expenses amounting to 5,237 million Won and 1,594 million Won for the years ended December 31, 2017 and 2018, respectively, that are related to the Group’s expected payments to other creditor financial institutions in accordance with the creditor financial institutions committee agreement. In addition, they include 48,292 million Won, 51,770 million Won and 22,317 million Won for the years ended December 31, 2017, 2018 and 2019, respectively, of intangible asset amortization expense.

(4)	Share-based payment

Details of performance condition share-based payment granted to executives as of December 31, 2019 is as follows.

1) Performance condition share-based payment

Subject to	Shares granted for the year 2019
Type of payment	Cash-settled
Vesting period	January 1, 2019 ~ December 31, 2022
Date of payment	2023-01-01
Number of shares measured as of the closing date(*)	524,746 shares

(*)

The number of payable stocks is granted at the initial contract date and the payment rate is determined based on the achievement of the pre-determined performance targets. Performance is evaluated as long-term performance indication including relative shareholder return, net income, return on equity (ROE), non-performing loan ratio and job performance.

2) The Group accounts for performance condition share-based payments according to the cash-settled method and the fair value of the liabilities is reflected in the compensation costs by re-measuring every closing period. As of December 31, 2019, the book value of the liabilities related to the performance condition share-based payments recognized by the Group is 6,328 million Won.

37. OTHER NON-OPERATING INCOME (EXPENSES)

(1)	Details of gains or losses on valuation of investments in joint ventures and associates are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2017	2018	2019
Gains on valuation of investments in joint ventures and associates	83,506	25,791	103,775
Losses on valuation of investments in joint ventures and associates	(70,117)	(22,595)	(16,144)
Impairment losses of investments in joint ventures and associates	(114,903)	(177)	(3,634)

Total	(101,514)	3,019	83,997

(2)	Details of other non-operating income and expenses recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2017	2018	2019
Other non-operating income	84,361	129,709	68,459
Other non-operating expenses	(190,083)	(87,157)	(229,383)

Total	(105,722)	42,552	(160,924)

(3)	Details of other non-operating income recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2017	2018	2019
Rental fee income	6,973	6,835	10,106
Gains on disposal of investments in joint ventures and associates	39,932	50,511	—
Gains on disposal of premises and equipment, intangible assets and other assets	5,028	30,278	1,632
Reversal of impairment loss of premises and equipment, intangible assets and other assets	666	761	103
Others	31,762	41,324	56,618

Total	84,361	129,709	68,459

(4)	Details of other non-operating expenses recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2017	2018	2019
Depreciation on investment properties	3,902	4,045	2,225
Interest expenses of refundable deposits	459	620	834
Losses on disposal of investment in joint ventures and associates	38,713	2,931	—
Losses on disposal of premises and equipment, intangible assets and other assets	9,994	1,160	3,433
Impairment losses of premises and equipment, intangible assets and other assets	390	87	28,295
Donation	98,132	51,983	62,545
Others	38,493	26,331	132,051

Total	190,083	87,157	229,383

38. INCOME TAX EXPENSE

(1)	Details of income tax expenses are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2017	2018	2019
Current tax expense:
Current tax expense with respect to the current period	471,669	432,645	612,680
Adjustments recognized in the current period in relation to the tax expense of prior periods	(5,209)	5,923	(65,227)

Sub-total	`466,460	438,568	547,453

Deferred tax expense (income):
Changes in deferred tax assets (liabilities) relating to the temporary differences	(47,042)	314,655	138,000

Income tax expense	419,418	753,223	685,453

(2)	Income tax expense reconciled to net income before income tax expense is as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2017	2018	2019
Net income before income tax expense	1,949,506	2,804,872	2,723,049
Tax calculated at statutory tax rate(*)	471,318	760,978	738,476
Adjustments:
Effect of income that is exempt from taxation	(55,983)	(49,418)	(61,730)
Effect of expenses that are not deductible in determining taxable income	22,254	18,639	31,549
Adjustments recognized in the current period in relation to the current tax of prior periods	(5,209)	5,923	(65,227)
Others	(12,962)	17,101	42,385

Sub-total	(51,900)	(7,755)	(53,023)

Income tax expense	419,418	753,223	685,453

Effective tax rate	21.5%	26.9%	25.2%

(*)

The applicable income tax rate: 1) 11% for taxable income below 200 million Won, 2) 22% for above 200 million Won and below 20 billion Won, 3) 24.2% for above 20 billion Won and below 300 billion Won, 4) 27.5% for above 300 billion Won.

(3)	Changes in cumulative temporary differences for the years ended December 31, 2017, 2018 and 2019, are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2017
	Beginning balance	Recognized as income (expense)	Recognized as other comprehensive income (expense)	Ending balance
Gain (loss) on financial assets	407,128	72,945	(1,008)	479,065
Gain (loss) on valuation using the equity method of accounting	32,859	(6,473)	(1,904)	24,482
Gain (loss) on valuation of derivatives	(43,818)	33,806	(248)	(10,260)
Accrued income	(69,959)	8,972	—	(60,987)
Provision for loan losses	(46,811)	(886)	—	(47,697)
Loan and receivables written off	53,915	(44,138)	—	9,777
Loan origination costs and fees	(108,102)	(29,218)	—	(137,320)
Defined benefit liability	225,045	54,533	4,656	284,234
Deposits with employee retirement insurance trust	(226,321)	(61,012)	—	(287,333)
Provision for guarantee	41,138	(10,536)	—	30,602
Other provision	32,392	12,761	—	45,153
Others(*)	(87,479)	16,289	(1,075)	(72,265)

Net deferred tax assets	209,987	47,043	421	257,451

(*)	Among the deferred tax assets and liabilities classified as ‘Others,’ the deferred tax asset arising from unused tax losses amounts to 15,652 million Won.

	For the year ended December 31, 2018
		IFRS 9 adoption effect
	Beginning balance	Recognized as retained earnings	Recognized as other comprehensive income (loss)	Beginning balance after IFRS 9 adoption	Business combination	Recognized as income (expense)	Recognized as other comprehensive income (expense)(*2)	Ending Balance
Gain (loss) on financial assets	479,065	(150,140)	149,796	478,721	—	(102,170)	(4,205)	372,346
Gain on valuation using the equity method of accounting	24,482	—	—	24,482	—	3,203	669	28,354
Gain (loss) on valuation of derivatives	(10,260)	(3,990)	—	(14,250)	—	(13,617)	360	(27,507)
Accrued income	(60,987)	—	—	(60,987)	621	4,520	—	(55,846)
Provision for loan losses	(47,697)	47,446	—	(251)	399	(52,493)	—	(52,345)
Loan and receivables written off	9,777	—	—	9,777	—	(3,105)	—	6,672
Loan origination costs and fees	(137,320)	36	—	(137,284)	—	(17,147)	—	(154,431)
Defined benefit liability	284,234	—	—	284,234	317	43,821	31,715	360,087
Deposits with employee retirement insurance trust	(287,333)	—	—	(287,333)	—	(31,092)	95	(318,330)
Provision for guarantee	30,602	1,370	—	31,972	—	(20,598)	—	11,374
Other provision	45,153	25,879	—	71,032	—	4,162	—	75,194
Others(*1)	(72,265)	4,917	—	(67,348)	44	(130,137)	(6,642)	(204,083)

Net deferred tax assets	257,451	(74,482)	149,796	332,765	1,381	(314,653)	21,992	41,485

(*1)	Among the deferred tax assets and liabilities classified as ‘Others,’ the deferred tax asset arising from unused tax losses amounts to 18,154 million Won.
(*2)	Includes 1,429 million Won presented on non-controlling interests.

	For the year ended December 31, 2019
	Beginning balance	Business combination	Recognized as income (expense)	Recognized as other comprehensive income (expense)(*2)	Ending Balance
Gain (loss) on financial assets	372,346	1,360	(91,781)	(3,573)	278,352
Gain (loss) on valuation using the equity method of accounting	28,354	90	(17,648)	(83)	10,713
Gain (loss) on valuation of derivatives	(27,507)	6	(48,217)	306	(75,412)
Accrued income	(55,846)	(52)	(10,486)	—	(66,384)
Provision for loan losses	(52,345)	—	(366)	—	(52,711)
Loan and receivables written off	6,672	—	221	—	6,893
Loan origination costs and fees	(154,431)	—	(8,011)	—	(162,442)
Defined benefit liability	360,087	1,131	21,234	13,850	396,302
Deposits with employee retirement insurance trust	(318,330)	(1,131)	(62,458)	143	(381,776)
Provision for guarantee	11,374	—	(3,459)	—	7,915
Other provision	75,194	76	10,958	2,228	88,456
Others(*1)	(204,083)	(6,927)	72,013	(5,687)	(144,684)

Net deferred tax assets	41,485	(5,447)	(138,000)	7,184	(94,778)

(*1)	Among the deferred tax assets and liabilities classified as ‘Others,’ the deferred tax asset arising from unused tax losses amounts to 21,656 million Won.
(*2)	Includes 2,737 million Won presented on non-controlling interests.

(4)	Unrealizable temporary differences are as follows (Unit: Korean Won in millions):

	December 31, 2018	December 31, 2019
Deductible temporary differences	272,911	171,714
Tax loss carry forward	149,035	41,546
Taxable temporary differences	(868,541)	(8,024,406)

Total	(446,595)	(7,811,146)

No deferred income tax asset has been recognized for the deductible temporary difference of 165,679 million Won associated with investments in subsidiaries and associates as of December 31, 2019, because it is not probable that the temporary differences will be reversed in the foreseeable future. 6,035 million Won associated with others, respectively, as of December 31, 2019, due to the uncertainty that these will be realized in the future.

No deferred income tax liability has been recognized for the taxable temporary difference of 8,024,406 million Won associated with investment in subsidiaries and associates as of December 31, 2019, due to the following reasons:

•	The Group is able to control the timing of the reversal of the temporary difference.

•	It is probable that the temporary difference will not be reversed in the foreseeable future.

As of December 31, 2019, the expected extinctive date of tax loss carry forward that are not recognized as deferred tax assets are as follows (Unit: Korean Won in millions):

	1 year or less	1 – 2 years	2 – 3 years	More than 3 years
Tax loss carry forward	—	—	—	41,546

(5)	Details of accumulated deferred tax charged directly to other equity are as follows (Unit: Korean Won in millions):

	December 31, 2018	December 31, 2019
Gain on valuation of financial assets at FVTOCI	31,422	27,849
Share of other comprehensive gain (loss) of and associates	(285)	1,748
Gain on foreign currency translation of foreign operations	8,183	3,774
Remeasurements of the net defined benefit liability	88,127	102,120
Gain on derivatives designated as cash flow hedge	1,140	280

Total	128,587	135,771

(6)	Current tax assets and liabilities are as follows (Unit: Korean Won in millions)

	December 31, 2018	December 31, 2019
Current tax assets	20,730	47,367
Current tax liabilities	159,078	182,690

39. EARNINGS PER SHARE (“EPS”)

(1)

Basic EPS is calculated by dividing net income attributable to common shareholders by weighted-average number of common shares outstanding (Unit: Korean Won in millions, except for EPS and number of shares):

	For the years ended December 31
	2017	2018	2019
Net income attributable to owners	1,512,148	2,033,182	1,872,207
Dividends to hybrid securities	(167,072)	(151,194)	(4,362)
Net income attributable to common shareholders	1,345,076	1,881,988	1,867,845
Weighted-average number of common shares outstanding	673 million shares	673 million shares	685 million shares
Basic EPS (Unit: Korean Won)	1,999	2,796	2,727

(2)	The weighted average number of common shares outstanding is as follows:

	For the year ended December 31, 2018
	Period	Number of shares	Dates	Accumulated number of shares outstanding during period
Common shares issued at the beginning of the period	2018-01-01 ~ 2018-12-31	673,271,226	365	245,743,997,490

	Sub-total (①)			245,743,997,490

Weighted average number of common shares outstanding (②=(①/365)				673,271,226

	For the year ended December 31, 2019
	Period	Number of shares	Dates	Accumulated number of shares outstanding during period
Common shares issued at the beginning of the period	2019-01-01 ~ 2019-12-31	673,271,226	365	245,743,997,490
Purchase of treasury stock	2019-01-08 ~ 2019-12-31	(11,453,702)	358	(4,100,425,316)
Disposal of treasury stock	2019-03-22 ~ 2019-12-31	18,346,782	285	5,228,832,870
Disposal of treasury stock(*)	2019-09-26 ~ 2019-12-31	28,890,707	97	2,802,398,579
Disposal of treasury stock(*)	2019-11-12 ~ 2019-12-31	13,212,670	40	528,506,800

	Sub-total (①)			250,203,310,423

Weighted average number of common shares outstanding (②=(①/365)				685,488,522

(*)

Woori Bank disposed 42,103,377 shares of Woori Financial Group Inc. which were acquired through comprehensive stock exchange with the shares of Woori Card Co., Ltd., and its parent company, Woori Financial Group Inc.

Diluted EPS is equal to basic EPS because there is no dilution effect for the years ended December 31, 2018 and 2019.

40. CONTINGENT LIABILITIES AND COMMITMENTS

(1)	Details of guarantees are as follows (Unit: Korean Won in millions):

	December 31, 2018	December 31, 2019
Confirmed guarantees
Guarantee for loans	125,870	89,699
Acceptances	371,525	391,688
Guarantees in acceptances of imported goods	158,179	224,746
Other confirmed guarantees	6,452,791	6,982,889

Sub-total	7,108,365	7,689,022

Unconfirmed guarantees
Local letters of credit	305,057	193,096
Letters of credit	3,322,731	3,081,390
Other unconfirmed guarantees	669,677	771,378

Sub-total	4,297,465	4,045,864

Commercial paper purchase commitments and others	1,260,587	884,031

Total	12,666,417	12,618,917

(2)	Details of unused loan commitments and others are as follows (Unit: Korean Won in millions):

	December 31, 2018	December 31, 2019
Loan commitments	97,796,704	103,651,674
Other commitments	5,041,314	5,993,608

(3) Litigation case

Legal cases where the Group is involved are as follows (Unit: Korean Won in millions):

	December 31, 2018		December 31, 2019
	As plaintiff	As defendant	As plaintiff	As defendant
Number of cases(*)	77 cases	154 cases	119 cases	415 cases
Amount of litigation	494,645	246,826	291,880	391,362
Provisions for litigations	17,925		27,029

(*)	The number of lawsuits as of December 31, 2018 and 2019 does not include fraud lawsuits, etc. and those lawsuits that are filed only to extend the statute of limitation.

(4)

Recently, the FSS announced ‘Results of interim inspection of Lime Asset Management Co., Ltd and future countermeasures’ regarding the deferment of the redemption of Lime Asset Management Co., Ltd. The status of the sale of the Lime Asset Management Co., Ltd. operation deferral fund of the Group is 357.7 billion Won for 1,640 accounts as of the end of December 2019. Currently, a full-time management team is dispatched to monitor the implementation of the normal repurchase and management plan of Lime and proper performance of internal control work.

(5)

The Group decided to enter into a stock sales agreement with a major shareholder of Woori Asset Trust Co., Ltd (formerly Kukje Asset Trust Co., Ltd) to acquire 44.5% interest (58.6% of voting rights) during July, 2019, and to acquire additional 21.3% interest (28.0% of voting rights) after a certain period. As a result, the Group acquired the interest of the first sales agreement in December 2019 and is planning to acquire the interest of the second sales agreement after a certain period. In regards to this acquisition, the Group recognized 111,242 million as other financial liabilities for the second sales agreement.

41. RELATED PARTY TRANSACTIONS

Related parties of the Group as of December 31, 2018 and 2019, and assets and liabilities recognized, guarantees and commitments, major transactions with related parties and compensation to key management for the years ended December 31, 2018 and 2019 are as follows:

(1)	Related parties

Related parties
Associates	Woori Service Networks Co., Ltd., Korea Credit Bureau Co., Ltd., Korea Finance Security Co., Ltd., LOTTE CARD Co., Ltd, Chin Hung International Inc., 2016KIF-IMM Woori Bank Technology Venture Fund, K BANK Co., Ltd., Well to Sea No. 3 Private Equity Fund, and Others (Dongwoo C & C Co., Ltd. and other 31 associates)

(2)	Assets and liabilities from transactions with related parties are as follows (Unit: Korean Won in millions):

Related party		A title of account	December 31, 2018	December 31, 2019
Associates	Woori Service Networks Co., Ltd.	Loans	69	23
		Loss allowance	—	(1)
		Deposits due to customers	1,967	1,881
		Accrued expenses	—	6

		Other liabilities	333	429
	Korea Credit Bureau Co., Ltd.	Loans	7	3
		Deposits due to customers	6,494	26

		Other liabilities	19	—
	Korea Finance Security Co., Ltd.	Loans	57	1,860
		Loss allowance	(4)	(3)

		Deposits due to customers	5,040	1,371
		Other liabilities	10	—
	Chin Hung International Inc.	Loans	411	244
		Loss allowance	(204)	(2)

		Deposits due to customers	11,605	5,381
		Other liabilities	2,974	321
	LOTTE CARD Co. Ltd.	Loans	—	7,500
		Loss allowance	—	(30)

		Deposits due to customers	—	2,726

	K BANK Co., Ltd.	Loans	190	141
		Account receivables	—	24
		Other assets	—	4
	Well to Sea No.3 Private Equity Fund	Loans	1,857	4,490

		Loss allowance	(9)	(8)
		Deposits due to customers	356	714
		Other liabilities	64	47
	Others(*)	Loans	4,783	84

		Loss allowance	(324)	(84)

		Other assets	9	338
		Deposits due to customers	8,049	5,577
		Other liabilities	165	172

(*)

Others include Saman Corporation,. Woori-Shinyoung Growth-Cap Private Equity Fund, Uri Hanhwa Eureka Private Equity Fund, Kyesan Engineering Co., Ltd. and DAEA SNC Co., Ltd. etc., as of December 31, 2018 and 2019.

(3)	Gain or loss from transactions with related parties are as follows (Unit: Korean Won in millions):

			For the years ended December 31
Related party		A title of account	2017	2018	2019
Corporation that has significant influence over the Group	KDIC	Interest expenses	15,331	—	—

Associates	Kumho Tire Co., Inc.(*1)	Interest income	2,641	1,098	—

		Fees income	5	—	—
		Interest expenses	1	—	—
		Impairment losses due to credit loss (reversal of allowance for credit loss)	155,997	(156,712)	—
	Woori Blackstone Korea Opportunity Private Equity Fund No.1(*2)	Fees income	6,225	—	—

	Woori Service Networks Co., Ltd.	Other income	30	30	32

		Interest expenses	24	14	20
		Reversal of allowance for credit loss	—	—	(3)
		Fees expenses	543	561	448
		Other expenses	507	580	1,423

	Korea Credit Bureau Co., Ltd.	Interest expenses	82	62	29
		Fees expenses	2,079	2,310	2,608

	Korea Finance Security Co., Ltd.	Interest expenses	12	12	9
		Provisions for allowance for credit loss	—	4	8
		Other expenses	—	146	112
	Chin Hung International Inc.	Interest income	364	—	—

		Fees income	1	—	—
		Interest expenses	27	43	35
		Impairment losses due to credit loss (reversal of allowance for credit loss)	(4,265)	182	44
	STX Engine Co., Ltd.(*3)	Interest income	1,417	333	—

		Fees income	28	—	—
		Interest expenses	147	86	—

		Reversal of allowance for credit losses	(797)	(88,734)	—

	Samho International Co., Ltd.(*4)	Interest income	486	—	—
		Fees income	5	—	—
		Interest expenses	334	—	—

		Reversal of allowance for credit losses	(717)	—	—
	STX Corporation(*3)	Interest income	219	—	—
		Fees income	30	—	—
		Interest expenses	4	2	—
		Reversal of allowance for credit losses	(61,432)	(31,210)	—
	Woori Columbus 1st Private Equity Fund	Fees income	272	—	—

		For the years ended December 31
Related party	A title of account	2017	2018	2019

LOTTE CARD Co., Ltd.	Interest income	—	—	213
	Fees income	—	—	593
	Interest expenses	—	—	53
	Provisions for allowance for credit loss	—	—	30

K BANK Co., Ltd.	Fees income	—	1,134	1,468
	Other income	1,051	19	—
Well to Sea No.3 Private Equity Fund	Interest income	982	2,179	1,774
	Interest expenses	4	9	11
	Impairment losses due to credit loss (reversal of allowance for credit loss)	39	(30)	(18)
Others(*5, 6)	Interest income	—	233	—
	Fees income	—	23	1,281
	Other income	—	14	17
	Interest expenses	13	40	55
	Impairment losses due to credit loss (reversal of allowance for credit loss)	218	(147)	(5)

(*1)

The Group lost significant influence over the entity due to the termination of the joint management procedures of the creditors’ financial institution during the year ended December 31, 2018, and thus the entity was excluded from the list of associates.

(*2)	The entity is excluded from the list of associates due to its liquidation during the year ended December 31, 2017.
(*3)	The shares of the entity were sold after it was transferred to assets held for distribution (sale) during the year ended December 31, 2018 and thus was excluded from the list of associates.
(*4)	The shares of the entity were sold after it was transferred to assets held for sale during the year ended December 31, 2017 and thus was excluded from the list of associates.
(*5)

Others include Saman Corporation,. Woori-Shinyoung Growth-Cap Private Equity Fund, Uri Hanhwa Eureka Private Equity Fund, PCC-Woori LP Secondary Fund, Kyesan Engineering Co., Ltd. and DAEA SNC Co., Ltd. etc., as of December 31, 2019.

(*6)

Others as of December 31, 2018 include Saman Corporation, Uri Hanhwa Eureka Private Equity Fund, Kyesan Engineering Co., Ltd, DAEA SNC Co., Ltd. etc. and others as of December 31, 2017 include Saman Corporation, Kyesan Engineering Co., Ltd., Hyunwoo International Co., Ltd., DAEA SNC Co., Ltd. and others .

(4)	Major loan transactions with related parties for the years ended December 31, 2018 and 2019 are as follows (Unit: Korean Won in millions):

		For the year ended December 31, 2018
Related parties		Beginning balance	Loan	Collection	Others	Ending balance(*1)
Associates	Kumho Tire Co., Inc.(*2)	57,470	—	7,057	(50,413)	—
	Well to Sea No. 3 Private Equity Fund	73,810	16,857	88,810	—	1,857
	STX Engine Co., Ltd. (*3)	39,886	—	2,177	(37,709)	—

		For the year ended December 31, 2019
Related parties		Beginning balance	Loan	Collection	Others	Ending balance(*1)
Associates	Well to Sea No. 3 Private Equity Fund	1,857	2,633	—	—	4,490
	Korea Finance Security Co., Ltd.	—	1,800	—	—	1,800
	LOTTE CARD Co., Ltd.	—	7,500	—	—	7,500

(*1)	Payments that occurred for business reasons among related parties are excluded and net increase or decrease was used for limited credit loan.
(*2)

The Group lost significant influence over the entity due to the termination of the joint management procedures of the creditors’ financial institution during the year ended December 31, 2018, and thus the entity was excluded from the list of associates.

(*3)	The shares of the entity were sold after it was transferred to assets held for distribution (sale) during the year ended December 31, 2018 and thus was excluded from the list of associates.

(5)	Details of changes in major deposits due to customers with related parties for the years ended December 31, 2018 and 2019 are as follows (Unit: Korean Won in millions):

		For the year ended December 31, 2018
Related parties		Beginning balance	Borrowings	Repayment and others	Ending balance(*1)
Associates	Saman Corporation	2,334	102	—	2,436
	Woori Service Networks Co., Ltd	1,135	1,025	980	1,180
	Chin Hung International Inc	765	765	765	765
.	Korea Credit Bureau Co., Ltd.	4,000	12,000	10,000	6,000
	Partner One Value Up I Private Equity Fund	—	1,803	400	1,403
	Korea Finance Security Co., Ltd.	635	560	660	535
	STX Corporation(*2)	330	—	330	—
	STX Engine Co., Ltd.(*2)	10,256	—	10,256	—
	Kumho Tire Co., Inc.(*2)	37	—	37	—
	Hyunwoo International Co., Ltd.(*2)	41	—	41	—

		For the year ended December 31, 2019
Related parties		Beginning balance	Borrowings	Repayment and others	Ending balance(*1)
Associates	Saman Corporation	2,436	86	—	2,522
	Woori Service Networks Co., Ltd	1,180	1,460	1,460	1,180
	Chin Hung International Inc	765	400	765	400
.	Korea Credit Bureau Co., Ltd.	6,000	—	6,000	—
	Partner One Value Up I Private Equity Fund	1,403	1,617	1,870	1,150
	Korea Finance Security Co., Ltd.	535	25	560	—

(*1)	Details of payment between related parties and demand deposit due to customers etc. are excluded.
(*2)	Excluded from associates due to disposal during the previous year.

(6)	There are no major borrowing transactions with related parties for the years ended December 31, 2018 and 2019.

(7)	Guarantees provided to the related parties are as follows (Unit: Korean Won in millions):

	December 31, 2018	December 31, 2019	Warranty
Korea Finance Security Co., Ltd.	203	400	Unused loan commitment
Korea Credit Bureau Co., Ltd.	28	32	Unused loan commitment
Woori Service Networks Co., Ltd.	131	177	Unused loan commitment
Chin Hung International Inc.	32,058	32,055	Unused loan commitment
K BANK Co., Ltd.	15	159	Unused loan commitment
Well to Sea No.3 Private Equity Fund	208,143	210,510	Unused loan commitment
LOTTE CARD Co. Ltd.	—	150,000	Unused loan commitment

There no recognized provisions for guarantees provided to the related parties as of December 31, 2018 and 2019, respectively.

(8)	Amount of derivatives-related commitments with the related parties

	For the years ended December 31
Warrantee	2018	2019	Warranty
Well to Sea No.3 Private Equity Fund	439,243	584,377	Open interest

(9)	Compensation for key management is as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2017	2018	2019
Short-term employee salaries	12,024	12,326	13,427
Retirement benefit service costs	472	489	783
Share-based compensation	—	—	2,494

Total	12,496	12,815	16,704

Key management includes registered executives and non-registered executives. Outstanding assets from transactions with key management amount to 2,816 million Won and 2,414 million Won, as of December 31, 2018 and 2019 respectively and with respect to the assets, the Group has not recognized any allowance nor related impairment loss due to credit losses. Also, liabilities from transaction with key management amount to 6,096 million Won and 6,543 million Won, respectively, as of December 31, 2018 and 2019.

42. RESTRUCTURING OF THE GOVERNANCE STRUCTURE OF THE GROUP

(1)	Establishment of the Group

On November 7, 2018, Woori Bank, a subsidiary of the parent company, obtained approval from the Financial Services Commission for the establishment of a holding company, and Woori Bank, held an extraordinary general meeting of shareholders on December 28, 2018 to approve the comprehensive transfer of six companies’ shares of Woori Bank and its subsidiaries, Woori Finance Management Research Institute, Woori FIS Co., Ltd., Woori Fund Services Inc., Woori Credit Information Co. and Woori Private Equity Asset Management Co. to establish the financial holding company. As a result, Woori Bank and its subsidiaries, Woori Finance Research Institute Co., Ltd., Woori FIS Co., Ltd., Woori Fund Services Inc., Woori Credit Information Co., Ltd., and Woori Private Equity Asset Management Co., Ltd. were transferred as wholly-owned subsidiaries to the Group. The Group’s common stocks were listed on the Korea Exchange on February 13, 2019 and its American Depositary Shares (ADSs) are being traded as the underlying common stock on the New York Stock Exchange since the same date.

(2)	Accounting treatment of the Group

From the perspective of the Group, the establishment of the parent company in a comprehensive share transfer of the controlling, subordinate or subsidiary to restructure the governance under the same control is a transaction that lacks commercial substance with no change in the assets and liabilities of the subsidiary, with no significant change in the existing owners’ absolute and relative interest in the Group net assets. Therefore, the Group accounted for the governance restructuring as it saw the consolidation entity continuing and presented the consolidated financial statements and notes in comparison. Consolidated financial statements in the comparative period are consolidated financial statements of Woori Bank and its subsidiaries (before the scheduled sale classification of five subsidiaries excluding Woori Bank) and consolidated financial statements in the first (current) period are consolidated financial statements of the parent and its subsidiaries, including Woori Bank.

43. LEASES

(1)	The future lease payments under the lease contracts are as follows (Unit: Korean Won in millions):

December 31, 2019
Lease payments
Within one year	161,251
After one year but within five years	232,985
After five years	40,698

Total	434,934

(2)	Total cash outflows from lease are as follows (Unit: Korean Won in millions):

For the year ended December 31, 2019
Cash outflows from lease	217,867

(3)

Details of lease payments that are not included in the measurement of lease liabilities due to the fact that they are short-term leases or leases for which the underlying asset is of low value are as follows (Unit: Korean Won in millions):

For the years ended December 31
Lease payments for short-term leases	1,964
Lease payments for which the underlying asset is of low value	332

Total	2,296

44. BUSINESS COMBINATION

(1)	General

As of August 1, 2019, the Group acquired 73% interests in Tong Yang Asset Management Co., Ltd. and changed the name of Tong Yang Asset Management Co., Ltd. to Woori Asset Management Corp. As of August 1, 2019, the Group obtained control of 100% of ABL Global Asset Management Co., Ltd. and transferred it as a subsidiary as of December 6, 2019, and changed its name to Woori Global Asset Management Co., Ltd.. As of December 30, 2019, the Group acquired 67.2% interests (including 8.6% interest that Woori Bank held) in the Kukje Asset Trust Co., Ltd. and changed the name Woori Asset Trust Co., Ltd.. The main reasons for the business combination are to maximize synergy between the consolidated subsidiaries and to strengthen the non-bank business portfolio.

The operating and net income of Woori Asset Management Corp., reflected in the consolidated statement of comprehensive income for the five months after the acquisition date, are 2,365 million Won and 1,720 million Won, respectively, and the operating and net loss of Woori Global Asset Management Co., Ltd. are 1,751 million Won and 1,360 million Won, respectively. Assuming that the acquisition of Woori Asset Management Corp., Woori Global Asset Management Co., Ltd. and Woori Asset Trust Co., Ltd. was settled on January 1, 2019, the starting date of the annual reporting period, the operating and net profit of Woori Asset Management Corp. would be 10,572 and 7,976 million Won, respectively, the operating and net losses of Woori Global Asset Management Co., Ltd. would be 3,711 million and 2,774 million Won, respectively, and the operating and net profit of Woori Asset Trust Co., Ltd. would be 41,154 million and 30,981 million Won.

(2)	Identifiable net assets

Identified assets and liabilities as of December 31, 2019 are as follows (Unit: Korean Won in millions):

	Accounts	Woori Asset Management Corp.	Woori Global Asset Management Co., Ltd.	Woori Asset Trust Co., Ltd.
Assets	Cash and cash equivalent	12,914	2,318	67,555
	Financial assets at FVTPL	49,446	2,470	654
	Financial assets at FVTOCI	26,393	—	—
	Financial assets at amortized cost(*1) (*3)	16,739	25,612	61,792
	Premises and equipment	1,610	2,145	3,983
	Intangible assets(*2)	6,667	264	39,577
	Deferred tax assets	1,547	1,551	1,524
	Others	63	60	1,828

	Sub-total	115,379	34,420	176,913

Liabilities	Financial liabilities	5,129	3,329	12,180
	Provision liabilities	221	108	3,820
	Deferred tax liabilities	1,085	13	8,971
	Others	159	—	29,410

	Sub-total	6,594	3,450	54,381

Fair value of net identifiable assets		108,785	30,970	122,532

(*1)

The acquired financial assets at amortized cost were estimated at fair value. The contractual total of the financial assets at amortized cost of Woori Asset Management Corp. is 18,680 million Won, and the contractual cash flows that are not expected to be recovered as of the acquisition date are 1,941 million Won. Woori Global Asset Management Co., Ltd. has a contractual total of 25,612 million Won for financial assets at amortized cost. The contractual total of Woori Asset Trust Co., Ltd.’s financial assets at amortized cost are 72,686 million Won and will be recovered as of the acquisition date. Unexpected contractual cash flow is 10,894 million Won.

(*2)

The intangible assets of Woori Asset Management Corp. and Woori Asset Trust Co., Ltd. each include 6,456 million Won in customer relationships and 37,074 million Won in order backlog as a result of business combination and were valued at fair value through the Multi-Period Over-Return Act (MEEM) as they were judged separately identifiable intangible assets. A multi-term excess profit method is a method to estimate the future cash flows generated by each intangible asset and to discount the cash flows generated purely by that intangible asset to its present value by deducting the portion of the asset’s contribution to that cash flow generation.

(*3)

The Group has set 100% loan loss allowance for non-collected accrued income related with management fees of Woori Asset Management Corp. In addition, although the fund investors have filed a lawsuit seeking compensation for damages, this financial effect was not reflected in the consolidated financial statements as of the end of the current term because the possibility and extent of loss cannot be measured reliably at the end of the current term.

If, within one year of the acquisition date, new information obtained about the facts and circumstances that existed at the acquisition date requires the adjustment of the amounts recognized at the acquisition date, or the recognition of additional provisions existing at the acquisition date, the accounting for the business combination will be adjusted.

(3)	Goodwill

Recognized goodwill as a result of business combination are as follows (Unit: Korean Won in million):

	Woori Asset Management Corp.	Woori Global Asset Management Co., Ltd.	Woori Asset Trust Co., Ltd.
Transfer price	122,450	33,000	224,150
Fair value of identifiable net asset	108,785	30,970	122,532
Non-controlling interest(*)	29,371	—	40,162
Goodwill	43,036	2,030	141,780

(*)

The non-controlling interest in Woori Asset Management Corp. and Woori Asset Trust Co., Ltd. acquired during the year ended December 31, 2019, was measured as the proportion of the non-controlling interest in the acquiree’s identifiable net assets.

In the event of a business combination, the consideration transferred includes the premium paid to acquire Woori Asset Management Corp., Woori Global Asset Management Co., Ltd. and Woori Asset Trust Co., Ltd. which results in goodwill. In addition, the consideration paid for the business combination includes expected synergies, revenue growth, and the amount related to future market growth. However, these benefits through Woori Global Asset Management Co., Ltd. did not meet the identifiable intangible asset recognition requirements and were not recognized separately from goodwill.

The Group also acquired a relationship with a customer of Woori Asset Management Corp. and order backlog of Woori Asset Trust Co., Ltd. as part of the acquisition. These relationships with customers were recognized separately from goodwill because they met the reparability criteria to meet the recognition requirements for intangible assets.

(4)	Business combination cost

The Group incurred 2,634 million Won, including legal fees and due diligence fees, in relation to the business combination, and the amount was recognized as a fee expense in the consolidated statement of comprehensive income of the Group.

(5)	Net cash outflow due to business combination

Details of net cash outflows due to business combination are as follows (Unit: Korean Won in million):

	Woori Asset Management Corp.	Woori Global Asset Management Co., Ltd.	Woori Asset Trust Co., Ltd.
Consideration paid in cash	122,450	33,000	224,150
Acquired cash and cash equivalents	12,914	2,318	67,555

Deduction in total	109,536	30,682	156,595

45. EVENTS AFTER THE REPORTING PERIOD

The Coronavirus disease (COVID-19) outbreak in January, 2020 is having a negative impacts on the global economy, including Korea. As a result, the macroeconomic environment is unstable overall. The Group is closely monitoring the situation; however, the impact on the Group due to the Coronavirus cannot be estimated as of the financial statements approval for the issuance date. The impact on GDP and other key indicators will be considered when determining the severity and likelihood of downside economic scenarios that will be used to estimate ECL under IFRS 9 in 2020.