Form 20-F
period 2020-12-31
WOORI FINANCIAL GROUP INC.
filed 2021-04-30
CIK 1264136

As filed with the Securities and Exchange Commission on April 30, 2021

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

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

In our consolidated financial statements for financial reporting periods beginning on or after January 1, 2019, the stock transfer is accounted for as a transaction among entities under common control applying the pooling of interests method of accounting (book value accounting). We initially recognized the transferred assets and liabilities at their book value as of the date of the stock transfer in such consolidated financial statements, and no goodwill was recognized in connection with the transaction.

The consolidated financial statements included in this annual report as of dates and for periods prior to the date of our establishment in January 2019 pursuant to the stock transfer were prepared based on the consolidated financial statements for Woori Bank and its subsidiaries, except that Woori FIS Co., Ltd., Woori Finance Research Institute Co., Ltd., Woori Credit Information Co., Ltd., Woori Fund Services Co., Ltd. and Woori Private Equity Asset Management Co., Ltd. were consolidated on a line-by-line basis instead of being presented as assets and liabilities held for sale. Unless expressly stated otherwise, historical financial data included in this annual report as of dates and for periods prior to our establishment are for Woori Bank and its subsidiaries, on a consolidated basis, with the foregoing modification. For further information regarding the accounting treatment of the stock transfer, see Note 1 of the notes to our consolidated financial statements included elsewhere in this annual report.

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

For your convenience, this annual report contains conversions of Won amounts into U.S. dollars at the noon buying rate of the Federal Reserve Bank of New York for Won in effect on December 31, 2020, which was ￦1,086.1 = US$1.00.

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

The selected consolidated financial and operating data set forth below as of and for the years ended December 31, 2016, 2017, 2018, 2019 and 2020 have been derived from our audited consolidated financial statements, which have been prepared in accordance with IFRS as issued by the IASB. Our consolidated financial statements as of and for the years ended December 31, 2016, 2017, 2018 and 2019 have been audited by Deloitte Anjin LLC, an independent registered public accounting firm. Our consolidated financial statements as of and for the year ended December 31, 2020 have been audited by Samil PricewaterhouseCoopers, an independent registered public accounting firm.

IFRS 9 Financial Instruments, or IFRS 9, is effective for annual periods beginning on or after January 1, 2018 and replaces International Accounting Standard 39 Financial Instruments: Recognition and Measurement, or IAS 39. We have applied IFRS 9 in our consolidated financial statements as of and for the years ended December 31, 2018, 2019 and 2020 included elsewhere in this annual report. As permitted by the transition rules of IFRS 9, our consolidated financial statements as of and for the years ended December 31, 2016 and 2017 have not been restated to retroactively apply IFRS 9.

You should read the following data together with the more detailed information contained in “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements included elsewhere in this annual report. Historical results do not necessarily predict future results.

Consolidated Statement of Comprehensive Income Data

	Year ended December 31,
	2016		2017		2018		2019		2020		2020(1)
	(in billions of Won except per share data)										(in millions of US$ except per share data)
Interest income	￦	8,512	￦	8,551	￦	9,684	￦	10,577	￦	9,524	US$	8,769
Interest expense		(3,492)		(3,330)		(4,033)		(4,683)		(3,526)		(3,246)

Net interest income		5,020		5,221		5,651		5,894		5,998		5,523
Fees and commissions income		1,865		2,069		1,681		1,709		1,694		1,560
Fees and commissions expense		(928)		(999)		(611)		(606)		(681)		(626)

Net fees and commissions income		937		1,070		1,070		1,103		1,013		934
Dividend income		185		125		91		108		139		128
Net gain on financial instruments at fair value through profit or loss (IFRS 9)		—		—		214		25		422		388
Net gain (loss) on financial instruments at fair value through profit or loss (IAS 39)		114		(105)		—		—		—		—
Net gain on financial assets at fair value through other comprehensive income		—		—		2		11		24		22
Net gain (loss) on available-for-sale financial assets		(1)		193		—		—		—		—
Net gain arising on financial assets at amortized cost		—		—		80		102		44		41
Impairment losses due to credit loss		(834)		(785)		(330)		(374)		(784)		(722)
General and administrative expenses		(3,479)		(3,531)		(3,624)		(3,766)		(3,956)		(3,643)
Other net operating expenses(2)		(368)		(31)		(395)		(303)		(820)		(755)

Operating income		1,574		2,157		2,759		2,800		2,080		1,916
Share of gain (loss) of joint ventures and associates		(20)		(101)		3		84		101		93
Other net non-operating income (expense)		(1)		(106)		43		(161)		(180)		(166)

Non-operating income (loss)		(21)		(207)		46		(77)		(79)		(73)
Net income before income tax expense		1,553		1,950		2,805		2,723		2,001		1,843
Income tax expense		(276)		(420)		(753)		(685)		(486)		(447)

Net income	￦	1,277	￦	1,530	￦	2,052	￦	2,038	￦	1,515	US$	1,396

Net gain (loss) on valuation of equity securities at fair value through other comprehensive income		—		—		(31)		(58)		47		44
Items out of change in equity method securities due to change in equity of investee that will not be reclassified to profit or loss		—		(3)		—		—		(2)		(2)
Remeasurement gain (loss) related to defined benefit plan		34		10		(85)		(35)		10		9

Items that will not be reclassified to profit or loss		34		7		(116)		(93)		55		51
Net gain on valuation of debt securities at fair value through other comprehensive income		—		—		33		44		12		11
Gain (loss) on available-for-sale financial assets		13		(85)		—		—		—		—
Share of other comprehensive income (loss) of joint ventures and associates		(8)		4		3		1		—		—
Gain (loss) on foreign currency translation of foreign operations		29		(208)		(4)		102		(153)		(142)
Gain (loss) on valuation of cash flow hedge		10		1		(5)		(2)		4		4
Other comprehensive income (loss) on valuation of assets held for sale		—		4		(4)		—		—		—

Items that may be reclassified to profit or loss		44		(284)		23		145		(137)		(127)
Other comprehensive income (loss), net of tax		78		(277)		(93)		52		(82)		(76)

Total comprehensive income	￦	1,355	￦	1,253	￦	1,959	￦	2,090	￦	1,433	US$	1,320

Net income attributable to owners	￦	1,261	￦	1,512	￦	2,033	￦	1,872	￦	1,307	US$	1,204
Net income attributable to non-controlling interests	￦	16	￦	18	￦	19	￦	166	￦	208	US$	192
Comprehensive income attributable to owners		1,332		1,249		1,944		1,914		1,233		1,135
Comprehensive income attributable to non-controlling interests		23		4		15		176		200		185
Basic and diluted earnings per share	￦	1,567	￦	1,999	￦	2,796	￦	2,727	￦	1,742	US$	1.604
Per common share data:
Net income per share—basic	￦	1,567	￦	1,999	￦	2,796	￦	2,727	￦	1,742	US$	1.604
Weighted average common shares outstanding—basic (in thousands)		673,271		673,271		673,271		685,489		722,268		722,268
Net income per share—diluted	￦	1,567	￦	1,999	￦	2,796	￦	2,727	￦	1,742	US$	1.604
Weighted average common shares outstanding—diluted (in thousands)		673,271		673,271		673,271		685,489		722,268		722,268
Cash dividends paid per share	￦	400	￦	500	￦	650	￦	700	￦	360	US$	0.33

(1)

Won amounts are expressed in U.S. dollars at the rate of ￦1,086.1 to US$1.00, the noon buying rate in effect on December 31, 2020 as quoted by the Federal Reserve Bank of New York in the United States.

(2)	For a description of “Other net operating expenses,” see Note 36 of the notes to our consolidated financial statements.

Consolidated Statement of Financial Position Data

	As of December 31,
	2016		2017		2018		2019		2020		2020(1)
	(in billions of Won)										(in millions of US$)
Assets
Cash and cash equivalents	￦	7,591	￦	6,908	￦	6,748	￦	6,393	￦	9,991	US$	9,199
Financial assets at fair value through profit or loss (IFRS 9)		—		—		6,126		8,069		14,763		13,593
Financial assets at fair value through profit or loss (IAS 39)		5,651		5,843		—		—		—		—
Financial assets at fair value through other comprehensive income		—		—		18,063		27,731		30,029		27,648
Available-for-sale financial assets		20,818		15,353		—		—		—		—
Securities at amortized cost		—		—		22,933		20,321		17,021		15,672
Held-to-maturity financial assets		13,910		16,749		—		—		—		—
Loans and other financial assets at amortized cost		—		—		282,458		293,718		320,106		294,730
Loans and receivables		258,393		267,106		—		—		—		—
Investments in joint ventures and associates		439		417		362		806		993		915
Investment properties		358		371		378		280		387		357
Premises and equipment		2,458		2,478		2,450		3,365		3,287		3,027
Intangible assets and goodwill		484		519		598		844		792		729
Assets held for sale		2		49		18		11		60		55
Net defined benefit assets		—		—		—		3		6		5
Current tax assets		6		5		21		47		76		70
Deferred tax assets		232		280		59		39		46		42
Derivative assets (designated for hedging)		141		59		36		121		175		161
Other assets(2)		200		158		197		233		1,349		1,242

Total assets	￦	310,683	￦	316,295	￦	340,447	￦	361,981	￦	399,081	US$	367,445

Liabilities
Financial liabilities at fair value through profit or loss (IFRS 9)	￦	—	￦	—	￦	2,283	￦	2,958	￦	6,814	US$	6,274
Financial liabilities at fair value through profit or loss (IAS 39)		3,803		3,428		—		—		—		—
Deposits due to customers		221,020		234,695		248,691		264,686		291,477		268,371
Borrowings		18,770		14,785		16,203		18,999		20,745		19,101
Debentures		23,566		27,869		28,736		30,858		37,480		34,508
Provisions		429		410		391		444		502		462
Net defined benefit liability		65		43		173		92		52		48
Current tax liabilities		171		233		159		183		371		341
Deferred tax liabilities		22		23		18		134		160		148
Derivative liabilities (designated for hedging)		7		68		51		7		65		60
Other financial liabilities(3)		21,985		13,892		21,443		17,707		14,216		13,089
Other liabilities(4)		299		284		346		420		474		436

Total liabilities	￦	290,137	￦	295,730	￦	318,494	￦	336,488	￦	372,356	US$	342,838

Equity
Owners’ equity
Capital stock	￦	3,381	￦	3,381	￦	3,381	￦	3,611	￦	3,611	US$	3,325
Hybrid securities		3,575		3,018		3,162		998		1,895		1,745
Capital surplus		286		286		286		626		626		576
Other equity(5)		(1,468)		(1,939)		(2,214)		(2,249)		(2,347)		(2,161)
Retained earnings		14,612		15,620		17,125		18,525		19,268		17,741
Non-controlling interests		160		199		213		3,982		3,672		3,381

Total equity	￦	20,546	￦	20,565	￦	21,953	￦	25,493	￦	26,725	US$	24,607

Total liabilities and equity	￦	310,683	￦	316,295	￦	340,447	￦	361,981	￦	399,081	US$	367,445

(1)

Won amounts are expressed in U.S. dollars at the rate of ￦1,086.1 to US$1.00, the noon buying rate in effect on December 31, 2020 as quoted by the Federal Reserve Bank of New York in the United States.

(2)	For a description of “other assets,” see Note 19 of the notes to our consolidated financial statements.
(3)	For a description of “other financial liabilities,” see Note 25 of the notes to our consolidated financial statements.
(4)	For a description of “other liabilities,” see Note 25 of the notes to our consolidated financial statements.
(5)	For a description of “other equity,” see Note 28-(1) of the notes to our consolidated financial statements.

Profitability Ratios and Other Data

	Year ended December 31,
	2016	2017	2018	2019	2020
	(in billions of Won except percentages)
Net income as a percentage of:
Total average assets(1)	0.42%	0.49%	0.63%	0.57%	0.40%
Total average equity(1)	6.33	7.33	9.45	8.37	5.79
Dividend payout ratio(2)	21.33	22.29	21.54	27.03	19.89
Net interest spread(3)	1.65	1.69	1.74	1.66	1.60
Net interest margin(4)	1.71	1.74	1.80	1.74	1.65
Efficiency ratio(5)	59.10	54.55	53.98	54.27	58.01
Equity–to-average asset ratio(6)	6.60	6.71	6.67	6.86	6.90
Cost-to-average assets ratio(7)	1.14	1.14	1.11	1.06	1.04

(1)

Total average assets (including average interest-earning assets) and total average equity are based on daily balances for Woori Bank and on quarterly balances for all of our other subsidiaries and our structured companies.

(2)	Represents the ratio of total dividends declared on common stock as a percentage of net income attributable to owners.
(3)	Represents the difference between the yield on average interest-earning assets and cost of average interest-bearing liabilities.
(4)	Represents the ratio of net interest income to average interest-earning assets.
(5)

Represents the ratio of general and administrative expenses to the sum of net interest income, net fees and commissions income, dividend income, net gain on financial instruments at fair value through profit or loss, net gain on financial assets at fair value through other comprehensive income, net gain arising on financial assets at amortized cost (or net gain (loss) on available-for-sale financial assets) and other net operating expenses.

(6)	Represents the ratio of total average equity to total average assets.
(7)	Represents the ratio of general and administrative expenses to total average assets.

Asset Quality Data

	As of December 31,
	2016		2017		2018		2019		2020
	(in billions of Won, except percentages)
Total loans(1)	￦	236,801	￦	252,793	￦	262,034	￦	271,993	￦	303,965
Total non-performing loans(2)		2,080		1,853		1,329		1,157		1,236
Other impaired loans not included in non-performing loans		335		374		292		229		199
Total non-performing loans and other impaired loans		2,415		2,227		1,621		1,386		1,435
Total allowance for credit losses		1,851		1,770		1,778		1,575		1,909
Non-performing loans as a percentage of total loans		0.88%		0.73%		0.51%		0.43%		0.41%
Non-performing loans as a percentage of total assets		0.67		0.59		0.39		0.32		0.31
Total non-performing loans and other impaired loans as a percentage of total loans		1.02		0.88		0.62		0.51		0.47
Allowance for credit losses as a percentage of total loans		0.78		0.70		0.68		0.58		0.63

(1)	Not including due from banks and other financial assets (or other receivables), and prior to deducting allowance for credit losses and present value discount or reflecting deferred origination costs.
(2)

Defined as those loans that are past due by 90 days or more or classified as substandard or below based on the Financial Services Commission’s asset classification criteria. See “Item 4.B. Business Overview—Assets and Liabilities—Asset Quality of Loans—Loan Classifications.”

Selected Financial Information

Average Balances and Related Interest

The following tables show our average balances and interest rates for the past three years:

	Year ended December 31,
	2018					2019					2020
	Average Balance(1)		Interest Income(2)		Average Yield	Average Balance(1)		Interest Income(2)		Average Yield	Average Balance(1)		Interest Income(2)		Average Yield
	(in billions of Won, except percentages)
Assets
Interest-earning assets
Due from banks	￦	16,027	￦	113	0.71%	￦	16,045	￦	141	0.88%	￦	18,966	￦	54	0.28%
Loans(3)
Commercial and industrial		104,269		3,437	3.30		110,291		3,604	3.27		119,586		3,219	2.69
Trade financing		11,916		315	2.64		11,112		295	2.65		10,253		153	1.49
Lease financing(4)		111		4	3.52		191		2	3.92		1,448		48	3.31
Other commercial		11,038		270	2.45		9,460		243	2.57		9,773		201	2.06
General purpose household(5)		67,042		2,647	3.95		71,413		2,928	4.10		74,124		2,705	3.65
Mortgage		48,445		1,559	3.22		53,296		1,717	3.22		57,123		1,592	2.79
Credit cards(2)		7,445		600	8.06		7,358		655	8.90		8,215		651	7.92

Total loans		250,266		8,832	3.53		263,121		9,444	3.59		280,522		8,569	3.05
Securities
Trading(6)		3,955		54	1.37		4,091		51	1.25		4,518		49	1.08
Investment(7)		32,404		657	2.03		43,568		911	2.09		46,718		821	1.76

Total securities		36,359		711	1.96		47,659		962	2.02		51,236		870	1.70
Other		11,990		28	0.23		12,809		30	0.23		12,416		31	0.25

Total average interest earning assets		314,642		9,684	3.08		339,634		10,577	3.11		363,140		9,524	2.62

Total average non-interest earning assets		11,144		—	—		15,428		—	—		16,351		—	—

Total average assets	￦	325,786	￦	9,684	2.97%	￦	355,062	￦	10,577	2.98%	￦	379,491	￦	9,524	2.51%

	Year ended December 31,
	2018					2019					2020
	Average Balance(1)		Interest Expense		Average Cost	Average Balance(1)		Interest Expense		Average Cost	Average Balance(1)		Interest Expense		Average Cost
	(in billions of Won, except percentages)
Liabilities
Interest-bearing liabilities
Deposits due to customers
Demand deposits	￦	8,512	￦	51	0.60%	￦	8,213	￦	35	0.43%	￦	10,110	￦	49	0.48%
Time and savings deposits		196,806		2,418	1.23		211,732		2,814	1.33		225,563		2,056	0.91
Certificates of deposit		5,091		104	2.04		4,760		105	2.21		1,677		22	1.31
Other deposits		26,254		344	1.31		28,930		471	1.63		34,861		360	1.03

Total deposits		236,663		2,917	1.23		253,635		3,425	1.35		272,211		2,487	0.91
Borrowings		15,752		307	1.95		19,258		383	1.99		21,368		270	1.26
Debentures		27,613		720	2.61		29,536		777	2.63		32,315		723	2.24
Other		20,146		89	0.44		21,426		98	0.46		21,110		46	0.22

Total average interest-bearing liabilities		300,174		4,033	1.34		323,855		4,683	1.45		347,004		3,526	1.02

Total average non-interest-bearing liabilities		3,896		—	—		6,855		—	—		6,300		—	—

Total average liabilities		304,070		4,033	1.33		330,710		4,683	1.42		353,304		3,526	1.00

Total average equity		21,716		—	—		24,352		—	—		26,187		—	—

Total average liabilities and equity	￦	325,786	￦	4,033	1.24%	￦	355,062	￦	4,683	1.32%	￦	379,491	￦	3,526	0.93%

(1)	Average balances are based on daily balances for Woori Bank and on quarterly balances for all of our other subsidiaries and our structured companies.

(2)	Interest income from credit cards is derived from interest on credit card loans and credit card installment purchases.
(3)	Not including other financial assets, and prior to deducting allowance for credit losses and present value discount or reflecting deferred origination costs.
(4)	Includes automobile lease financing to consumer borrowers.
(5)	Includes home equity loans.
(6)	Includes financial assets at fair value through profit or loss.
(7)	Includes financial assets at fair value through other comprehensive income and securities at amortized cost.

Analysis of Changes in Net Interest Income—Volume and Rate Analysis

The following table provides an analysis of changes in interest income, interest expense and net interest income based on changes in volume and changes in rate for 2019 compared to 2018 and 2020 compared to 2019. Information is provided with respect to: (1) effects attributable to changes in volume (changes in volume multiplied by prior rate) and (2) effects attributable to changes in rate (changes in rate multiplied by prior volume). Changes attributable to the combined impact of changes in rate and volume have been allocated proportionately to the changes due to volume changes and changes due to rate changes.

	2019 vs. 2018 Increase/(decrease) due to changes in						2020 vs. 2019 Increase/(decrease) due to changes in
	Volume		Rate		Total		Volume		Rate		Total
	(in billions of Won)
Interest-earning assets
Due from banks	￦	—	￦	28	￦	28	￦	26	￦	(113)	￦	(87)
Loans(1)
Commercial and industrial		199		(32)		167		304		(689)		(385)
Trade financing		(21)		1		(20)		(23)		(119)		(142)
Lease financing(2)		3		(5)		(2)		49		(3)		46
Other commercial		(39)		12		(27)		8		(50)		(42)
General purpose household(3)		173		108		281		111		(334)		(223)
Mortgage		156		2		158		123		(248)		(125)
Credit cards		(7)		62		55		76		(80)		(4)
Securities
Trading(4)		2		(5)		(3)		5		(7)		(2)
Investment(5)		227		27		254		66		(156)		(90)
Other		2		—		2		(1)		2		1

Total interest income	￦	695	￦	198	￦	893	￦	744	￦	(1,797)	￦	(1,053)

Interest-bearing liabilities
Deposits due to customers
Demand deposits	￦	(2)	￦	(14)	￦	(16)	￦	8	￦	6	￦	14
Time and savings deposits		184		212		396		184		(942)		(758)
Certificates of deposit		(7)		8		1		(68)		(15)		(83)
Other deposits		35		92		127		97		(208)		(111)
Borrowings		68		8		76		42		(155)		(113)
Debentures		50		7		57		73		(127)		(54)
Other		6		3		9		(1)		(51)		(52)

Total interest expense	￦	334	￦	316	￦	650	￦	335	￦	(1,492)	￦	(1,157)

Net interest income	￦	361	￦	(118)	￦	243	￦	409	￦	(305)	￦	104

(1)	Not including other financial assets and prior to deducting allowance for credit losses and present value discount or reflecting deferred origination costs.
(2)	Includes automobile lease financing to consumer borrowers.
(3)	Includes home equity loans.
(4)	Includes financial assets at fair value through profit or loss.
(5)	Includes financial assets at fair value through other comprehensive income and securities at amortized cost.

Item 3.B.	Capitalization and Indebtedness

Not Applicable

Item 3.C.	Reasons for the Offer and Use of Proceeds

Not Applicable

Item 3.D.	Risk Factors

Risks relating to our corporate credit portfolio

The largest portion of our exposure is to small- and medium-sized enterprises, and financial difficulties experienced by companies in this segment may result in a deterioration of our asset quality and have an adverse impact on us.

Our loans to small- and medium-sized enterprises amounted to ~~￦~~79,371 billion, or 30.3% of our total loans, as of December 31, 2018, ~~￦~~85,367 billion, or 31.4% of our total loans, as of December 31, 2019 and ~~￦~~97,476 billion, or 32.1% as of December 31, 2020. As of December 31, 2020, Won-denominated loans to small- and medium-sized enterprises that were classified as substandard or below were ~~￦~~470 billion, representing 0.5% of such loans to those enterprises. See “Item 4.B. Business Overview—Corporate Banking—Small and Medium-Sized Enterprise Banking.” We recorded charge-offs of ~~￦~~219 billion in respect of our Won-denominated loans to small- and medium-sized enterprises in 2020, compared to charge-offs of ~~￦~~185 billion in 2019 and ~~￦~~199 billion in 2018. According to data compiled by the Financial Supervisory Service, the industry-wide delinquency ratios for Won-denominated loans to small- and medium-sized enterprises decreased in 2019 and 2020. The delinquency ratio for small- and medium-sized enterprises is calculated as the ratio of (1) the outstanding balance of such loans in respect of which either principal or interest payments are overdue by one month or more to (2) the aggregate outstanding balance of such loans. Our delinquency ratio for such loans denominated in Won was 0.5% as of December 31, 2018, 0.4% as of December 31, 2019 and 0.3% as of December 31, 2020. Our delinquency ratio may increase in 2021 as a result of, among other things, adverse changes in economic conditions in Korea and globally. See “—Other risks relating to our business—Unfavorable changes in the global financial markets could adversely affect our results of operations and financial condition.” Accordingly, we may be required to take measures to decrease our exposures to these customers.

In light of the deteriorating financial condition and liquidity position of small- and medium-sized enterprises in Korea as a result of the global financial crisis commencing in the second half of 2008, the Korean government introduced measures intended to encourage Korean banks to provide financial support to small- and medium-sized enterprise borrowers. For example, the Korean government requested Korean banks, including Woori Bank, to establish a “fast track” program to provide liquidity assistance to small- and medium-sized enterprises on an expedited basis. Under the “fast track” program established by Woori Bank, liquidity assistance is provided to small- and medium-sized enterprise borrowers applying for such assistance, in the form of new short-term loans or maturity extensions or interest rate adjustments with respect to existing loans, after expedited credit review and approval. The aggregate amount of outstanding small- and medium-sized enterprise loans made by us under the “fast track” program was ~~￦~~99.7 billion as of December 31, 2020, which represented 0.1% of our total small- and medium-sized enterprise loan portfolio as of such date. Furthermore, loans made by us under the “fast track” program are partially guaranteed by the Korean government’s public financial institutions, including the Korea Credit Guarantee Fund and the Korea Technology Finance Corporation. The overall prospects for the Korean economy in 2021 and beyond remain uncertain, especially in light of the COVID-19 pandemic affecting many countries worldwide, including Korea, and the Korean government may extend or renew existing or past policies and initiatives or introduce new policies or initiatives to encourage Korean banks to provide financial support to small- and medium-sized enterprises. See “—Other risks relating to our business—The COVID-19 pandemic has adversely affected and may continue to adversely affect our business, financial condition or results of operations.” For example, the Financial Services Commission requested 14 Korean banks, including Woori Bank, to extend special low-rate loans to small merchants affected by the COVID-19 pandemic beginning in

April 2020. The aggregate amount of such loans extended by the Korean banks is expected to be ~~￦~~13.5 trillion, of which ~~￦~~950 billion was provided by Woori Bank as of December 31, 2020. In addition, Korean financial regulatory authorities, including the Financial Services Commission and the Financial Supervisory Service, adopted guidelines for Korean banks to extend loan terms and defer interest payments with respect to small- and medium sized enterprises and small merchants affected by the COVID-19 pandemic starting from April 2020. We believe that, to date, our participation in such government-led initiatives has not caused us to extend a material amount of credit that we would not have otherwise extended nor materially impacted our results of operations and financial condition in general. However, there can be no assurance that our future participation in such government-led initiatives would not lead us to extend credit to small- and medium-sized enterprise borrowers that we would not otherwise extend, or offer terms for such credit that we would not otherwise offer, in the absence of such initiatives. Furthermore, there is no guarantee that the financial condition and liquidity position of our small- and medium-sized enterprise borrowers benefiting from such initiatives will improve sufficiently for them to service their debt on a timely basis, or at all. Accordingly, increases in our exposure to small- and medium-sized enterprises resulting from such government-led initiatives may have a material adverse effect on our results of operations and financial condition.

Many small- and medium-sized enterprises represent sole proprietorships or very small businesses dependent on a relatively limited number of suppliers or customers and tend to be affected by fluctuations in the Korean and global economy to a greater extent than large corporate borrowers. In addition, small- and medium-sized enterprises often maintain less sophisticated financial records than large corporate borrowers. Therefore, it is generally more difficult for us to judge the level of risk inherent in lending to these enterprises, as compared to large corporations. However, in light of the COVID-19 pandemic, starting from June 2020, the Bank of Korea early implemented Basel III standards relating to lowering the risk weight of loans extended to small- and medium-sized enterprises with no credit rating from 100% to 85% in an effort to boost such lending.

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

Financial difficulties experienced by small- and medium-sized enterprises as a result of, among other things, adverse changes in domestic and global economic conditions, could have an adverse impact on the ability of small- and medium-sized enterprises to make payments on their loans. For example, the COVID-19 pandemic has had a significant adverse impact on the Korean and global economy, including disruptions in the supply chains, declines in the sales and deterioration in the financial conditions of small- and medium-sized enterprises. In addition, aggressive marketing and competition among banks to lend to this segment may lead to a deterioration in the asset quality of our loans to this segment in the future. Any such deterioration would result in increased charge-offs, higher provisioning and reduced interest and fee income from this segment, which would have an adverse impact on our financial condition and results of operations.

We have exposure to companies in certain troubled industries, and financial difficulties of these companies may adversely impact us.

As of December 31, 2020, the total amount of loans provided by us to construction, shipbuilding and shipping companies in Korea amounted to ~~￦~~4,573 billion, ~~￦~~432 billion and ~~￦~~426 billion, or 1.5%, 0.1% and 0.1% of our total loans, respectively. We also have other exposures to Korean construction, shipbuilding and shipping companies, including in the form of guarantees extended for the benefit of such companies and debt and equity securities of such companies held by us. In the case of construction companies, we have potential exposure in the form of guarantees provided to us by general contractors with respect to financing extended by us for residential and commercial real estate development projects, as well as commitments to purchase asset-backed securities secured by the assets of companies in the construction industry and other commitments we enter into relating to project financing for such real estate projects which may effectively function as guarantees. In the case of shipbuilding companies, such exposures include refund guarantees extended by us on behalf of shipbuilding companies to cover their obligation to return a portion of the ship order contract amount to customers in the event of performance delays or defaults under shipbuilding contracts.

Although the construction industry in Korea has shown signs of recovery since 2015, excessive investment in residential property development projects, the strengthening of mortgage and other lending regulations by the Korean government, stagnation of real property prices and reduced demand for residential property in areas outside of the Seoul metropolitan area, are expected to continue to negatively impact the construction industry. The shipbuilding industry in Korea has experienced a severe downturn in recent years reflecting a significant decrease in ship orders, primarily due to adverse conditions in the global economy and the resulting slowdown in global trade. In the case of shipping companies in Korea, reduced shipping rates and high chartering costs, together with the slowdown in global trade, have contributed to the deterioration of their financial condition, requiring some of them to file for bankruptcy or pursue voluntary restructuring of their debt.

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

In addition, we have significant exposures to companies in the hotel, leisure and transportation industries, which have been adversely impacted by the COVID-19 pandemic. As of December 31, 2020, the total amount of loans provided by us to companies in the hotel, leisure and transportation industries amounted to an aggregate ~~￦~~9,150 billion, or 3.0% of our total loans. While the business activities, results of operations and financial condition of companies in such industries may recover as the impact of the pandemic decreases, the timeline for such recovery remains uncertain, and we may be required to record substantial additional allowances relating to such companies.

The allowance for credit losses that we have established against our credit exposures to companies in the Korean construction, shipbuilding and shipping industries as well as the hotel, leisure and transportation industries may not be sufficient to cover all future losses arising from these and other exposures. If the credit quality of our exposures to such companies declines further, we may incur substantial additional provisions for credit loss, which could adversely impact our results of operations and financial condition. Furthermore, although a portion of our loans to companies in the construction, shipbuilding and shipping industries as well as the hotel, leisure and transportation industries are secured by collateral, such collateral may not be sufficient to cover uncollectible amounts in respect of such loans.

A large portion of our exposure is concentrated in a relatively small number of large corporate borrowers, which increases the risk of our corporate credit portfolio.

As of December 31, 2020, our 20 largest exposures to corporate borrowers (including loans, debt and equity securities, credit-related commitments and other exposures) totaled ~~￦~~55,650 billion, which represented 11.5% of our total exposures. As of that date, our single largest corporate exposure was to the Korea Development Bank, to which we had outstanding credits in the form of debt securities of ~~￦~~10,559 billion and loans in Won of ~~￦~~33 billion, representing 2.2% of our total exposures in the aggregate. Aside from exposure to the Korean government and government-related agencies, our next largest exposure was to NH Investment & Securities Co., Ltd., to which we had outstanding exposure of ~~￦~~2,329 billion representing 0.5% of our total exposures. Any deterioration in the financial condition of our large corporate borrowers, including those in industries particularly affected by the COVID-19 pandemic to which we have significant exposures such as the hotel, leisure and transportation industries, the retail and wholesale industries and the manufacturing industry, may require us to record substantial additional allowances and may have a material adverse impact on our results of operations and financial condition.

We have exposure to the largest Korean commercial conglomerates, known as “chaebols,” and, as a result, financial difficulties of chaebols may have an adverse impact on us.

Of our 20 largest corporate exposures as of December 31, 2020, three were to companies that were members of the 27 largest chaebols in Korea. As of that date, the total amount of our exposures to the 27 largest chaebols was ~~￦~~20,347 billion, or 4.2% of our total exposures. If the credit quality of our exposures to chaebols declines as a result of financial difficulties they experience or for other reasons, we could incur additional provisions for credit loss, which would hurt our results of operations and financial condition. See “Item 4.B. Business Overview—Assets and Liabilities—Loan Portfolio—Exposure to Chaebols.”

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

As of December 31, 2020, our credit exposures to companies that were in workout or corporate restructuring amounted to ~~￦~~181 billion or 0.04% of our total credit exposures, of which ~~￦~~166 billion or 91.7% was classified as substandard or below and substantially all of which was classified as impaired. As of the same date, our allowance for credit losses on these credit exposures amounted to ~~￦~~65 billion, or 35.9% of these exposures. These allowances may not be sufficient to cover all future losses arising from our credit exposure to these companies. Furthermore, we have other exposure to such companies in the form of debt and equity securities of such companies held by us (including equity securities we acquired as a result of debt-to-equity conversions). Including such securities, our exposures as of December 31, 2020 to companies in workout or restructuring amounted to ~~￦~~181 billion, or 0.04% of our total exposures. Our exposures to such companies may also increase in the future, including as a result of adverse conditions in the Korean economy. In addition, in the case of borrowers that are or become subject to workout, we may be forced to restructure our credits pursuant to restructuring plans approved by other creditor financial institutions of the borrower, or to dispose of our credits to other creditors on unfavorable terms, which may adversely affect our results of operations and financial condition.

Risks relating to our consumer credit portfolio

We may experience increases in delinquencies in our consumer loan and credit card portfolios.

In recent years, consumer debt has increased rapidly in Korea. Our portfolio of consumer loans amounted to ~~￦~~117,096 billion as of December 31, 2018, ~~￦~~124,003 billion as of December 31, 2019 and ~~￦~~138,119 billion as of December 31, 2020. Our credit card portfolio amounted to ~~￦~~8,051 billion as of December 31, 2018, ~~￦~~8,399 billion as of December 31, 2019 and ~~￦~~8,543 billion as of December 31, 2020. As of December 31, 2020, our consumer loans and credit card receivables represented 45.4% and 2.8% of our total lending, respectively. See “Item 4.B. Business Overview—Consumer Banking—Lending Activities” and “Item 4.B. Business Overview—Credit Cards—Products and Services.”

The growth in our consumer loan portfolio in recent years, together with adverse changes in economic conditions in Korea and globally, may lead to increasing delinquencies and a deterioration in asset quality. The amount of our consumer loans classified as substandard or below was ~~￦~~309 billion (or 0.3% of our consumer loan portfolio) as of December 31, 2018, ~~￦~~314 billion (or 0.3% of our consumer loan portfolio) as of

December 31, 2019 and ~~￦~~295 billion (or 0.2% of our consumer loan portfolio) as of December 31, 2020. We charged off consumer loans amounting to ~~￦~~182 billion in 2020, as compared to ~~￦~~217 billion in 2019 and ~~￦~~204 billion in 2018, and recorded provisions for credit loss in respect of consumer loans of ~~￦~~131 billion in 2020, as compared to ~~￦~~163 billion in 2019 and ~~￦~~192 billion in 2018. Within our consumer loan portfolio, the outstanding balance of general purpose household loans, which, unlike mortgage or home equity loans, are often unsecured and therefore tend to carry a higher credit risk, amounted to ~~￦~~33,486 billion, or 28.6% of our total outstanding consumer loans, as of December 31, 2018, ~~￦~~35,981 billion, or 29.0% of our total outstanding consumer loans, as of December 31, 2019, and ~~￦~~35,211 billion, or 25.5% of our total outstanding consumer loans, as of December 31, 2020.

In our credit card segment, outstanding balances overdue by more than one month amounted to ~~￦~~110 billion, or 1.4% of our credit card receivables, as of December 31, 2018, ~~￦~~110 billion, or 1.3% of our credit card receivables, as of December 31, 2019 and ~~￦~~88 billion, or 1.0% of our credit card receivables, as of December 31, 2020. In line with industry practice, we have restructured a portion of our delinquent credit card account balances as loans. As of December 31, 2020, these restructured loans amounted to ~~￦~~131 billion, or 1.5% of our credit card balances. Because these restructured loans are not initially recorded as being delinquent, our delinquency ratios do not fully reflect all delinquent amounts relating to our credit card balances. Including all restructured loans, outstanding balances overdue by more than one month accounted for 2.5% of our credit card balances as of December 31, 2020. We charged off credit card balances amounting to ~~￦~~246 billion in 2020, as compared to ~~￦~~281 billion in 2019 and ~~￦~~243 billion in 2018, and recorded provisions for credit loss in respect of credit card balances of ~~￦~~188 billion in 2020, as compared to ~~￦~~236 billion in 2019 and ~~￦~~213 billion in 2018. Delinquencies may increase in the future as a result of, among other things, adverse economic conditions in Korea, additional government regulation or the inability of Korean consumers to manage increased household debt.

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

In addition, we are exposed to changes in regulations and policies on consumer lending by the Korean government, which may adopt measures to restrict consumer lending or encourage financial institutions to provide financial support to certain types of retail borrowers. In 2014 and 2015, the Korean government implemented several measures to encourage consumer spending and revive the housing market in Korea, including loosening regulations on mortgage lending, which contributed to an increase in our portfolio of consumer loans. However, the Korean government introduced various measures from the second half of 2016 to 2020 to tighten regulations on mortgage and other lending and housing subscription in response to the rapid growth in consumer debt and concerns over speculative investments in real estate in certain areas. A decrease in housing prices as a result of the implementation of such measures, together with the high level of consumer debt and rising interest rate levels, could result in declines in consumer spending and reduced economic growth, which may lead to increases in delinquency levels of our consumer loan and credit card portfolios.

In light of adverse conditions in the Korean economy affecting consumers, in March 2009, the Financial Services Commission requested Korean banks, including Woori Bank, to establish a “pre-workout program,” including a credit counseling and recovery service, for retail borrowers with outstanding short-term debt. Under the pre-workout program, which has been in operation since April 2009, maturity extensions and/or interest reductions are provided to retail borrowers with total loans of less than ~~￦~~1.5 billion (consisting of no more than

~~￦~~500 million of unsecured loans and ~~￦~~1 billion of secured loans) who are in arrears on their payments for more than 30 days but less than 90 days or for retail borrowers with an annual income of ~~￦~~40 million or less who have been in arrears on their payments for 30 days or more on an aggregate basis for the 12 months prior to their application, among others. The aggregate amount of consumer credit (including credit card receivables) we provided which became subject to the pre-workout program in 2020 was ￦49.3 billion. While we believe that our operation of the pre-workout program has not had a material impact on the overall credit quality of our consumer loan and credit card portfolios to date, our participation in such government-led initiatives to provide financial support to retail borrowers may lead us to offer credit terms for such borrowers that we would not otherwise offer in the absence of such initiatives, which may have an adverse effect on our results of operations and financial condition.

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

•

Woori Financial Group.  In connection with our establishment in January 2019 as a new financial holding company pursuant to a “comprehensive stock transfer” under Korean law, the KDIC received 124,604,797 shares of our outstanding common stock in exchange for the common stock of Woori Bank it owned. In June 2019, the Financial Services Commission approved the KDIC’s plan to sell all such common stock in multiple transactions by 2022. In April 2021, pursuant to this plan, the KDIC sold an aggregate of 14,445,354 shares of our common stock (representing 2.00% of our outstanding common stock) in a block trade. As a result of such transaction, the KDIC currently owns 15.25% of our outstanding common stock.

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

As part of our business strategy, we have been seeking opportunities to expand our operations in markets outside Korea, including through the opening of additional overseas branches and offices as well as strategic acquisitions and investments, particularly in South and Southeast Asia. For example, Woori Bank expanded its network of branches to India, where it established branches in Chennai, Gurgaon and Mumbai from 2012 to 2017. In October 2016, Woori Bank acquired a 51% equity interest in Wealth Development Bank Corp., a thrift bank in the Philippines. In November 2016, Woori Bank obtained a banking license to establish a local subsidiary in Vietnam, Woori Bank Vietnam, which commenced operations in January 2017 and currently operates 14 branches throughout the country. In June 2018, Woori Bank acquired VisionFund (Cambodia) Ltd., a microfinance deposit-taking institution in Cambodia, which was renamed WB Finance Co., Ltd. In February 2020, with the approval of the Cambodian financial authorities, Woori Finance (Cambodia) Plc., a microfinance institution, merged with and into WB Finance Co., Ltd. Notwithstanding the foregoing, the expansion of our operations abroad may be difficult due to the presence of established competitors in the relevant local markets. In addition, overseas expansion and the management of international operations may require significant financial expenditures as well as management attention, and will subject us to the challenges of operating in an unfamiliar business environment with different regulatory, legal and taxation systems and political, economic and social risks. Accordingly, there is no guarantee that we will be successful in executing our overseas expansion strategy. The failure of our overseas expansion strategy could have an adverse impact on our business, results of operations and financial condition.

We may not generate sufficient additional fees to achieve our revenue diversification strategy.

An important element of our overall strategy is increasing our fee income in order to diversify our revenue base, in anticipation of greater competition and declining lending margins. Historically, our primary source of revenues has been net interest income from our banking operations at Woori Bank. To date, except for fees collected in connection with credit cards, trust management, bancassurance, mutual funds and currency transfers (including foreign exchange-related commissions), as well as our investment funds and investment banking activities, we have not generated substantial fee income. We intend to develop new sources of fee income as part of our business strategy, including through our current investment banking and asset management businesses and mergers and acquisitions of non-banking businesses which we may decide to pursue through our financial holding company structure. See “Item 4.B. Business Overview—Strategy.” Although we, like many other Korean financial institutions, have begun to charge fees to our customers more regularly, customers may prove unwilling to pay additional fees, even in exchange for more attractive value-added services, and their reluctance to do so would adversely affect the implementation of our strategy to increase our fee income. Furthermore, the fees that we charge to customers are subject to regulation by Korean financial regulatory authorities, which may seek to implement regulations or measures that may have an adverse impact on our ability to achieve this aspect of our strategy.

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

•

In March 2016, the Financial Services Commission introduced an individual savings account scheme in Korea, which enables individuals to efficiently manage a wide range of retail investment vehicles, including cash deposits, investment funds and securities investment products, from a single integrated account with one financial institution and offers tax benefits on investment returns. Since the scheme backed by the Korean government allows only one individual savings account per person, financial institutions have been competing to retain existing customers and attract new customers since the launch of the individual savings account scheme. Over 30 financial institutions, including banks, securities companies and insurance companies, have registered with the Financial Services Commission to sell their individual savings account products, and we expect fierce competition among these institutions.

•

In April 2019, the Financial Services Commission approved and is currently conducting test procedures for a financial regulatory sandbox, a framework set up to allow financial service providers to test new business models in a less regulated environment, as part of its efforts to work closely with the fintech sector and provide support to facilitate its development. We plan to implement several new innovative financial services through such financial regulatory sandbox, such as Woori Card’s non-resident foreigner services for international wire transfers and credit card rent payments, in the third quarter of 2021. Over 130 financial services have been similarly approved for such testing under the financial regulatory sandbox.

•

In December 2019, the Financial Services Commission launched an “open banking” system, which allows customers to view banking account information, regardless of institution, through a single mobile application. Such integrated system is expected to allow fintech firms to share payment networks with banks, thereby lowering transaction fees and encouraging the development of new payment services.

•

In August 2020, amendments to the Credit Information Use and Protection Act established the framework for MyData services in Korea, which allow the collection of customers’ personal credit information from credit information providers/users or public institutions upon the customer’s request and subject to compliance requirements, so that customers may access such collected personal credit information in whole or in part. In January 2021, the Financial Services Commission granted licenses to 28 companies to operate as MyData service providers, 14 of which were fintech firms. We expect competition between traditional financial institutions and fintech firms to intensify, particularly with respect to asset management services, as MyData services are expected to expand in the second half of 2021.

Overall, such measures may not only intensify competition among traditional financial institutions in Korea, but also allow new market participants such as fintech firms to potentially gain market share in certain areas in which we operate.

Furthermore, the introduction of Internet-only banks in Korea is expected to increase competition in the Korean banking industry. Internet-only banks generally operate without branches and conduct most of their operations through electronic means, which enable them to minimize costs and offer customers higher interest rates on deposits or lower lending rates. In April 2017, K bank, the first Internet-only bank in Korea, in which Woori Bank owns 19.9% of the equity with voting rights, commenced operations, and in July 2017, Kakao Bank, a mobile-only bank, commenced operations. In December 2019, Toss Bank obtained preliminary approval to operate as an Internet-only bank from the Financial Services Commission and is expected to be granted final approval by June 2021.

Moreover, the Korean financial industry is undergoing significant consolidation through which the number of nationwide commercial banks in Korea has significantly decreased since the financial crisis in Korea in the late 1990s. A number of significant mergers and acquisitions in the financial industry have also taken place in Korea in recent years, including the merger of Hana Bank into Korea Exchange Bank in 2015, KB Financial Group’s acquisition of Hyundai Securities Co., Ltd. in 2016 and the subsequent merger of Hyundai Securities with and into KB Investment & Securities Co., Ltd. in 2016. In 2016, Mirae Asset Securities Co., Ltd. acquired a 43% interest in KDB Daewoo Securities Co., Ltd., which subsequently merged with and into Mirae Asset Securities to create Mirae Asset Daewoo Securities Co., Ltd. In 2014, pursuant to the implementation of the Korean government’s privatization plan with respect to Woori Finance Holdings and its former subsidiaries, Woori Financial, Woori Asset Management and Woori F&I were acquired by KB Financial Group, Kiwoom Securities and Daishin Securities, respectively, and Woori Investment & Securities, Woori Aviva Life Insurance and Woori FG Savings Bank were acquired by NongHyup Financial Group. In addition, in October 2014, the KDIC’s ownership interest in Kwangju Bank and Kyongnam Bank were acquired by JB Financial Group and BS Financial Group, respectively. See “Item 4.A. History and Development of the Company—Privatization Plan.” Orange Life Insurance, Ltd. (formerly known as ING Life Insurance Korea, Ltd.) became a wholly-owned subsidiary of Shinhan Financial Group following the acquisition of equity interests by Shinhan Financial Group in February 2019 and January 2020. Furthermore, in 2020, Hana Financial Group acquired The-K Non-Life Insurance Co., Ltd. to form Hana Insurance Co., Ltd., KB Financial Group acquired The Prudential Life Insurance Company of Korea Ltd., and Shinhan Financial Group acquired the venture capital firm Neoplux.

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

Other risks relating to our business

The COVID-19 pandemic has adversely affected and may continue to adversely affect our business, financial condition or results of operations.

COVID-19, an infectious disease caused by severe acute respiratory syndrome coronavirus 2, has spread globally and was declared a “pandemic” by the World Health Organization in March 2020. The global outbreak of COVID-19 has led to global economic and financial disruptions and has adversely affected our business operations. We have been subjected to and remain subject to a number of related risks, including but not limited to:

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

Such risks have had a negative impact on our results of operations in 2020 and may continue to do so in the future, but it is not possible to predict the duration or the full magnitude of the overall harm that may result from the COVID-19 outbreak in the long term.

In addition, in response to the outbreak, Korean financial regulatory authorities, including the Financial Services Commission and the Financial Supervisory Service, have adopted policies for Korean banks to provide relief or assistance to customers. For example, the Korean government has implemented policies to extend loan terms and defer payments on interest and principal with respect to certain borrowers. In particular, in April 2020, the Korean government established the “COVID-19 SME and Small Merchant Financial Support Program” for small- and medium-sized enterprises and small merchants that are in good standing and have been negatively impacted by the COVID-19 pandemic (which excludes consumer loans and loans relating to the sale or leasing of real estate). As of December 31, 2020, our total loans (including payment guarantees) subject to such program amounted to ~~￦~~1,820 billion. Although the program was originally scheduled to expire in September 2020, it has been extended twice and is currently expected to end in September 2021. However, the Korean government has signaled that the program’s expected termination date is subject to change based on discussions with affected financial institutions after on a comprehensive review of the following factors at the time: (i) the current state of the pandemic, (ii) the conditions of the Korean economy and (iii) the stability of the financial industry. For further information regarding our exposure to such loan deferment program, see Note 3 of the notes to our consolidated financial statements included elsewhere in this annual report.

We and our subsidiaries have also implemented additional measures, both financial, such as offering discounts on the interest rates of certain loans and waiving ATM transaction fees in certain areas in Korea affected by COVID-19, and non-financial, such as installing acrylic transparent barriers in our branches and distributing masks to protect our customers and workforce. We have also established a group emergency management committee to accurately assess the relevant risks, proactively develop countermeasures and enhance reporting and communication systems on a group-wide basis. Notwithstanding such efforts, in the event that COVID-19 or other types of widespread infectious diseases cannot be effectively and timely contained, our business, financial condition, results of operations and cash flows may continue to be adversely affected.

Unfavorable changes in the global financial markets could adversely affect our results of operations and financial condition.

The overall prospects for the Korean and global economy in 2021 and beyond remain uncertain. In recent years, the global financial markets have experienced significant volatility as a result of, among other things:

•	the occurrence of severe health epidemics, such as the COVID-19 pandemic;

•	interest rate fluctuations as well as changes in policy rates by the U.S. Federal Reserve and other central banks;

•	financial and social difficulties affecting many countries worldwide, in particular in Latin America and Europe;

•	a deterioration in economic and trade relations between the United States and its major trading partners, including China;

•	the slowdown of economic growth in China and other major emerging market economies;

•	increased uncertainties resulting from the United Kingdom’s exit from the European Union; and

•	political and social instability in various countries in the Middle East, including Syria, Iraq and Egypt.

In light of the high level of interdependence of the global economy, unfavorable changes in the global financial markets, including as a result of any of the foregoing developments, could have a material adverse effect on the Korean economy and financial markets, and in turn on our business, financial condition and results of operations.

We are also exposed to adverse changes and volatility in the global and Korean financial markets as a result of our liabilities and assets denominated in foreign currencies and our holdings of trading and investment securities, including structured products. The value of the Won relative to major foreign currencies in general and the U.S. dollar in particular has fluctuated widely in recent years and has recently been subject to significant volatility as a result of the COVID-19 pandemic. A depreciation of the Won will increase our cost of servicing our foreign currency-denominated debt, while continued exchange rate volatility may also result in foreign exchange losses for us. Furthermore, as a result of the deterioration in global and Korean economic conditions, there has been downward pressure on securities prices, including the stock prices of Korean and foreign companies in which we hold an interest. Notwithstanding the Korean government’s efforts to stabilize such volatility through aggressive fiscal and financial policies, including through the execution of a bilateral currency swap agreement with the U.S. Federal Reserve for the provision of US$60 billion in exchange for Won-denominated treasury bonds in March 2020 and the Bank of Korea’s reduction of its policy rate to the unprecedented level of 0.50% in May 2020, such developments have resulted in and may lead to further trading and valuation losses on our trading and investment securities portfolio as well as impairment losses on our investments in joint ventures and associates. See “—An increase in interest rates would decrease the value of our debt securities portfolio and raise our funding costs while reducing loan demand and the repayment ability of our borrowers, which could adversely affect us.”

Our risk management system may not be effective in mitigating risk and loss.

We seek to monitor and manage our risk exposure through a standardized risk management system, encompassing a multi-tiered risk management governance structure under our Board Risk Management Committee, our centralized credit risk management system called the Credit Wizard system, reporting and monitoring systems, early warning systems and other risk management infrastructure, using a variety of risk management strategies and techniques. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk.” However, such risk management strategies and techniques employed by us and the judgments that accompany their application cannot anticipate the economic and financial outcome in all market environments, and many of our risk management strategies and techniques have a basis in historical market behavior that may limit the effectiveness of such strategies and techniques in times of significant market stress or other unforeseen circumstances. Furthermore, our risk management strategies may not be effective in a difficult or less liquid market environment, as other market participants may be attempting to use the same or similar strategies as us to deal with such market conditions. In such circumstances, it may be difficult for us to reduce our risk positions due to the activity of such other market participants.

We have provided certain assets as collateral in connection with our secured borrowings and could be required to make payments and realize losses in the future relating to those assets.

We have provided certain assets as collateral for our secured borrowings in recent years. As of December 31, 2020, the aggregate amount of assets we had provided as collateral for our secured borrowings was ~~￦~~13,932 billion. These secured borrowings may take the form of asset securitization transactions, where we nominally sell our assets to a securitization vehicle that issues securities backed by those assets, although the assets remain on our statements of financial position. These secured borrowings are intended to be fully repaid through recoveries on collateral. Some of these nominal asset sales were with recourse, which means that if delinquencies arise with respect to such assets, we will be required to either repay a proportionate amount of the related secured borrowing (by reversing the nominal sale and repurchasing such assets) or compensate the securitization vehicle for any net shortfalls in its recoveries on such assets. If we are required to make payments on such assets, or to repay our secured borrowings on those assets and are unable to make sufficient recoveries on them, we may realize further losses on these assets.

An increase in interest rates would decrease the value of our debt securities portfolio and raise our funding costs while reducing loan demand and the repayment ability of our borrowers, which could adversely affect us.

Interest rates in Korea have been subject to significant fluctuations in the past. The Bank of Korea reduced its policy rate to 2.00% through a series of reductions from 2012 to 2014 to support Korea’s economy in light of the slowdown in Korea’s growth and uncertain global economic prospects. The Bank of Korea further reduced its policy rate to 1.50% in 2015 and again to 1.25% in June 2016 amid deflationary concerns and interest rate cuts by central banks around the world. While the Bank of Korea increased its policy rate to 1.50% in November 2017 and 1.75% in November 2018 in light of improved growth prospects in Korea and rising interest rate levels globally, it again reduced its policy rate to 1.50% in June 2019 and 1.25% in October 2019 to address the sluggishness of the global and domestic economies. Moreover, the Bank of Korea further reduced its policy rate to unprecedented levels of 0.75% in March 2020 and 0.50% in May 2020 amid rising concerns of a potential global recession as a result of the COVID-19 pandemic. All else being equal, increases in interest rates in the future could lead to a decline in the value of our portfolio of debt securities, which generally pay interest based on a fixed rate. A sustained increase in interest rates will also raise our funding costs, while reducing loan demand, especially among consumers. Rising interest rates may therefore require us to re-balance our asset portfolio and our liabilities in order to minimize the risk of potential mismatches and maintain our profitability. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk.” In addition, rising interest rate levels may adversely affect the Korean economy and the financial condition of our corporate and consumer borrowers, including holders of our credit cards, which in turn may lead to a deterioration in our credit portfolio. In particular, since most of our consumer and corporate loans bear interest at rates that adjust periodically based on prevailing market rates, a sustained increase in interest rates would increase the interest costs of our consumer and corporate borrowers and will adversely affect their ability to make payments on their outstanding loans.

Uncertainties regarding the transition away from the London Interbank Offered Rate, or LIBOR, or any other interest rate benchmark could have adverse consequences for market participants, including us.

In March 2021, the U.K. Financial Conduct Authority, or the FCA, which has regulatory authority with respect to LIBOR, announced that all LIBOR settings will either cease to be provided by any administrator or no longer be representative (i) after December 31, 2021 in the case of all sterling, euro, Swiss franc and Japanese yen settings and the one-week and two-month U.S. dollar settings and (ii) after June 30, 2023 in the case of the remaining U.S. dollar settings. While the ICE Benchmark Administration, the administrator of LIBOR, may publish certain LIBOR settings on the basis of a synthetic methodology for “tough legacy” contracts, there is no guarantee that such rates will be determined and published after the announced deadlines nor confirmed to be representative by the FCA.

Given the extensive use of LIBOR across financial markets, the transition away from LIBOR presents various risks and challenges to financial markets and institutions, including us, and in particular, Woori Bank. We issue, trade, hold or otherwise use various products and securities that reference LIBOR, including, among others, loans, securities, deposits, borrowings, derivatives and debentures, and have adopted specific measures for its cessation. See “Item 5.A. Operating Results—Overview—Cessation of LIBOR.”

If not sufficiently planned for, the discontinuation of LIBOR or any other interest rate benchmark could result in increased financial, operational, legal, reputational and/or compliance risks. For example, a significant challenge will be managing the impact of the LIBOR transition on the contractual mechanics of LIBOR-based financial instruments and contracts that mature after the announced deadlines. Certain of these instruments and contracts may not provide for alternative reference rates. Even if such instruments and contracts provide for alternative reference rates, such alternative reference rates are likely to differ from the prior benchmark rates and may require us to pay interest at higher rates on the related obligations, which could adversely impact our interest expenses, results of operations and cash flows. For example, the Secured Overnight Financing Rate, or SOFR, has been identified by the Alternative Reference Rates Committee convened by the Board of Governors of the U.S. Federal Reserve System and the Federal Reserve Bank of New York as the preferred alternative benchmark reference rate for LIBOR and differs from LIBOR in many respects, including its basis on actual observed transactions in the U.S. Treasury market as opposed to LIBOR’s usage of estimations of borrowing rates. While there are a number of international working groups focused on transition plans and the provision of fallback contract language that seek to minimize market disruption, replacement of LIBOR or any other benchmark with a new benchmark rate, such as SOFR, could adversely impact the value of and return on existing instruments and contracts. Moreover, replacement of LIBOR or other benchmark rates could result in market dislocations and have other adverse consequences for market participants, including the potential for increased costs, and litigation risks, including the potential for disputes with counterparties regarding the interpretation and enforceability of fallback contract language in LIBOR-based financial instruments and contracts.

Our funding is highly dependent on short-term deposits, which dependence may adversely affect our operations.

We meet a significant amount of our funding requirements through short-term funding sources, which consist primarily of customer deposits. As of December 31, 2020, approximately 96.2% of these deposits had maturities of one year or less or were payable on demand. In the past, a substantial proportion of these customer deposits have been rolled over upon maturity. We cannot guarantee, however, that depositors will continue to roll over their deposits in the future. In the event that a substantial number of these short-term deposit customers withdraw their funds or fail to roll over their deposits as higher-yielding investment opportunities emerge, our liquidity position could be adversely affected. We may also be required to seek more expensive sources of short-term and long-term funding to finance our operations. See “Item 5.B. Liquidity and Capital Resources—Financial Condition—Liquidity.”

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

As of December 31, 2020, we held debt securities issued by Korean companies and financial institutions (other than those issued by government-owned or -controlled enterprises or financial institutions, which include the Bank of Korea, the Korea Development Bank, the Korea Housing Finance Corporation and the Industrial Bank of Korea, among others) with a total book value of ~~￦~~6,030 billion in our trading and investment securities portfolio. The market value of these securities could decline significantly due to various factors, including future increases in interest rates or a deterioration in the financial and economic condition of any particular issuer or of Korea in general. Any of these factors individually or a combination of these factors would require us to write down the fair value of these debt securities, resulting in impairment losses. Because the secondary market for corporate bonds in Korea is not fully developed, the market value of many of these securities as reflected on our consolidated statements of financial position is determined by references to suggested prices posted by Korean rating agencies, which measure prices based on observable market data. These valuations, however, may differ significantly from the actual value that we could realize in the event we elect to sell these securities. As a result, we may not be able to realize the full “marked-to-market” value at the time of any such sale of these securities and thus may incur additional losses.

We may be required to raise additional capital if our capital adequacy ratios deteriorate or the applicable capital requirements change in the future, but we may not be able to do so on favorable terms or at all.

Under the capital adequacy requirements of the Financial Services Commission, as of December 31, 2020, we as a bank holding company were required to maintain a total minimum common equity Tier I capital adequacy ratio of 8.0%, Tier I capital adequacy ratio of 9.5% and combined Tier I and Tier II capital adequacy ratio of 11.5%, on a consolidated basis (including applicable additional capital buffers and requirements as described below), and Woori Bank as a bank was required to maintain a total minimum common equity Tier I capital adequacy ratio of 8.0%, Tier I capital adequacy ratio of 9.5% and combined Tier I and Tier II capital adequacy ratio of 11.5%, on a consolidated basis (including applicable additional capital buffers and requirements as described below). As of December 31, 2020, our common equity Tier I capital, Tier I capital and combined Tier I and Tier II capital adequacy ratios were 10.00%, 11.78% and 13.84%, respectively, and Woori Bank’s common equity Tier I capital, Tier I capital and combined Tier I and Tier II capital adequacy ratios were 13.14%, 15.03% and 17.34%, respectively, all of which exceeded the minimum levels required by the Financial Services Commission. However, our capital base and capital adequacy ratios may deteriorate in the future if our results of operations or financial condition deteriorates for any reason, or if we are not able to deploy our funding into suitably low-risk assets.

The current capital adequacy requirements of the Financial Services Commission are derived from a new set of bank capital measures, referred to as Basel III, which the Basel Committee on Banking Supervision initially introduced in 2009 and began phasing in starting from 2013. Commencing in July 2013, the Financial Services Commission promulgated a series of amended regulations implementing Basel III, pursuant to which Korean banks and bank holding companies were required to maintain a minimum ratio of common equity Tier I capital (which principally includes equity capital, capital surplus and retained earnings) to risk-weighted assets of 3.5% and Tier I capital to risk-weighted assets of 4.5% from December 1, 2013, which minimum ratios were increased to 4.0% and 5.5%, respectively, from January 1, 2014 and increased further to 4.5% and 6.0%, respectively, from January 1, 2015. Such requirements are in addition to the pre-existing requirement for a minimum ratio of Tier I and Tier II capital (less any capital deductions) to risk-weighted assets of 8.0%, which remains unchanged. The amended regulations also require an additional capital conservation buffer of 2.5% in 2020 and 2021, as well as a potential counter-cyclical capital buffer of up to 2.5%, which is determined on a quarterly basis by the Financial Services Commission. Furthermore, we and Woori Bank were each designated as a domestic systemically important bank holding company and a domestic systematically important bank for 2020 by the Financial Services Commission and was subject to an additional capital requirement of 1.0% in 2020. In June 2020, we and Woori Bank were again each designated as a domestic systemically important bank holding company and a domestic systemically important bank, respectively, for 2021, which subjects us and Woori Bank to the additional capital requirement of 1.0% in 2021. The implementation of Basel III in Korea may have a significant effect on the capital requirements of Korean financial institutions, including us. See “Item 4.B. Business Overview—Supervision and Regulation—Principal Regulations Applicable to Financial Holding Companies—Capital Adequacy” and “Item 4.B. Business Overview—Supervision and Regulation—Principal Regulations Applicable to Banks—Capital Adequacy.”

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

Violations of OFAC sanctions via transactions with a U.S. jurisdictional nexus can result in substantial civil or criminal penalties. U.S. secondary sanctions apply even when no such jurisdictional nexus exists, and companies that engage in targeted activities under secondary sanctions may themselves become the target of OFAC sanctions, including, among other things, the blocking of any property subject to U.S. jurisdiction in which the sanctioned company has an interest, which would include a prohibition on transactions or dealings within U.S. jurisdiction involving securities of the sanctioned company. Financial institutions engaging in targeted activity could in some instances be sanctioned by termination or restriction of their ability to maintain correspondent accounts in the United States. The imposition of sanctions against foreign financial institutions pursuant to U.S. secondary sanctions is highly discretionary and not automatic, requiring further action by the U.S. administration.

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

In 2020, we engaged in the following activities relating to Iran:

•

We operate certain accounts for the Central Bank of Iran, or the CBI, which were opened by the CBI pursuant to a service agreement entered into by us and the CBI in September 2010, as amended from time to time, to facilitate trade between Korea and Iran. In light of the discontinuation of the SRE, from July 8, 2019 to September 20, 2019, we limited activity in the existing CBI accounts to processing payments for exports of humanitarian goods to Iran, and due to the imposition of additional sanctions against the CBI on September 20, 2019, we ceased all activity in the existing CBI accounts until July 12, 2020. Starting July 13, 2020, at the request of the Korean government, we resumed processing payments for exports of certain humanitarian goods to Iran, such as those permitted under OFAC General License No. 8, which authorizes certain humanitarian trades involving the CBI. In resuming the transactions involving the CBI account for humanitarian trade, we consulted with the Korean government, which, in turn, received confirmation from OFAC that these transactions are currently permitted under the U.S. sanctions laws. In addition, we have been conducting extensive Know Your Customer (KYC) and enhanced due diligence (EDD) reviews to ensure that all humanitarian trade transactions are in accordance with U.S. sanctions laws. In 2020, our total fee revenue from such activities amounted to approximately ~~￦~~0.58 million, and as there were no expenses directly applicable to such activities under our internal management accounts, we estimate that our net income before tax from such activities also amounted to approximately ~~￦~~0.58 million.

•

In the past, we also provided fund transfer and financing services to Korean exporters and importers in connection with their trade transactions with Iranian parties that were permitted under the relevant Korean sanctions regime. We have discontinued all trade financing activities relating to export and import trades involving the CBI accounts since November 5, 2018. In 2020, all such exports and imports were settled through telegraphic transfer and did not involve our financing services, including all transactions involving the CBI. However, we continue to honor our obligations on a limited basis under previously-issued bank guarantees to the extent that such activities do not violate OFAC sanctions or applicable U.S. secondary sanctions. In 2020, our total fee revenue from the relevant telegraphic transfer services amounted to approximately ~~￦~~0.29 million. As there were no expenses directly applicable to such activities under our internal management accounts, we estimate that our net income before tax from such activities also amounted to approximately ~~￦~~0.29 million.

•

We also maintain a limited number of deposit accounts in Korea for an Iranian financial institution that were opened prior to it becoming subject to U.S. sanctions. The relevant accounts have since been restricted, and no transactions are currently allowed through these accounts. Accordingly, there were no fee revenues from maintaining such deposit accounts, and there were no expenses directly applicable to such activities under our internal management accounts, in 2020.

While we do not believe that our past activities relating to Iran violated OFAC sanctions or are sanctionable under applicable U.S. secondary sanctions, there is no guarantee that such activities will not be found to have violated OFAC sanctions or involved sanctionable activity under U.S. secondary sanctions, or that any other government will not determine that our activities violated applicable sanctions of other countries. Sanctions against Iran continue to evolve rapidly, and future changes in law could also adversely affect us.

Furthermore, there is no guarantee that other countries (including Korea) that had provided sanctions relief to Iran in conjunction with the 2015 Joint Comprehensive Plan of Action (JCPOA) will not decide to re-impose sanctions relating to Iran, especially if there are further negative political developments relating to the Middle East. It is also possible that the United States, Korea or other countries might seek to expand their sanctions relating to Iran in the future beyond those existing currently. Such governmental actions and policies may also increase the risk of our violating certain sanctions or becoming a target of sanctions as a result of our past or future activities relating to Iran.

Our business and reputation could be adversely affected if the U.S. government were to determine that our past activities relating to Iran violated OFAC sanctions or involved sanctionable activity under U.S. secondary sanctions, or if any other government were to determine that such activities violated applicable sanctions of other countries. For example, any prohibition or conditions placed on our use of U.S. correspondent accounts could effectively eliminate our access to the U.S. financial system, including U.S. dollar clearing transactions, which would adversely affect our business, and any other sanctions or civil or criminal penalties imposed could also adversely affect our business. We intend to take all necessary measures to the extent possible to ensure that such prohibitions or conditions are not placed on us.

We have been cooperating with an investigation relating to compliance with U.S. sanctions and other U.S. laws led by the U.S. Attorney’s Office for the Southern District of New York and the New York State Office of the Attorney General on certain of our transactions involving sanctioned countries. We have provided the investigating authorities with information and documents pursuant to the applicable laws and regulations. We voluntarily reported the relevant transactions to OFAC, including a limited number of previous transactions that may have involved Iran, Sudan, Syria and Cuba, and shared such information with banking regulators including the Federal Reserve Bank of New York and the New York Department of Financial Services. On December 3, 2020, OFAC concluded its investigation with a cautionary letter as its final enforcement action; however, the investigations by other U.S. government agencies have not been formally concluded and may continue to require our cooperation. It is not possible to predict the outcome of such investigations at this time, and there can be no assurance that such investigation will not result in an unfavorable outcome or adversely affect our business or reputation.

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

With the proliferation of new technologies and the increasing use of the Internet and mobile devices to conduct financial transactions, our operations as a financial institution have been, and will continue to be, subject to an increasing risk of cyber incidents relating to these activities, the nature of which is continually evolving. Our computer systems, software and networks are subject to cyber incidents, such as disruptions, delays or other difficulties affecting our information technology systems, computer viruses or other malicious codes, loss or destruction of data (including confidential client information), unauthorized access, account takeover attempts and cyber attacks. A significant portion of our daily operations relies on our information technology systems, including customer service, billing, the secure processing, storage and transmission of confidential and other information as well as the timely monitoring of a large number of complex transactions. Although we have made substantial and continual investments to build systems and defenses to address cybersecurity and other technological risks, there is no guarantee that such measures or any other measures can provide adequate security and stability. In addition, because methods used to cause cyber attacks change frequently or, in some cases, are not recognized until launched, we may be unable to implement effective preventive measures or proactively address these methods. Furthermore, these cyber threats may arise from human error, accidental technological failure and third parties with whom we do business. If we were to be subject to a system failure or other cyber incident, it could result in the disclosure of confidential client information, damage to our reputation with our customers and in the market, customer dissatisfaction, additional costs to us, regulatory penalties, exposure to litigation and other financial losses to both us and our customers, which could have an adverse effect on our business and results of operations.

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

The Act on the Financial Consumer Protection Framework became effective as of March 25, 2021. Under the Act, we as a financial instrument distributor will be subject to heightened investor protection measures, including stricter distribution guidelines, improved financial dispute resolution procedures, increased liability for customer losses and newly imposed penalty surcharges.

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

Through its policy guidelines and recommendations, the Korean government has promoted and, as a matter of policy, may continue to attempt to promote lending by the Korean financial industry to particular types of borrowers. For example, the Korean government has in the past announced policy guidelines requesting financial institutions to participate in remedial programs for troubled corporate borrowers, as well as policies aimed at promoting certain sectors of the economy, including measures such as making low interest funding available to financial institutions that lend to these sectors. We expect that all loans or credits made pursuant to such government policies will be reviewed in accordance with our credit approval procedures. However, these or any future government policies may influence us to lend to certain sectors or in a manner in which we otherwise would not in the absence of such policies.

In the past, the Korean government has also announced policies under which financial institutions in Korea are encouraged to provide financial support to particular sectors. For example, in light of the deteriorating financial condition and liquidity position of small- and medium-sized enterprises in Korea and adverse conditions in the Korean economy affecting such enterprises, the Korean government introduced measures intended to encourage Korean banks to provide financial support to small- and medium-sized enterprise borrowers, including guidelines for Korean banks to extend loan terms and defer interest payments with respect to small- and medium sized enterprises and small merchants affected by the COVID-19 pandemic. See “—Risks relating to our corporate credit portfolio—The largest portion of our exposure is to small- and medium-sized enterprises, and financial difficulties experienced by companies in this segment may result in a deterioration of our asset quality and have an adverse impact on us.” In addition, in September 2019, in response to increasing levels of consumer debt and amid concerns over the debt-servicing capacity of retail borrowers if interest rates were to rise, the Korean government requested Korean banks to participate in a mortgage loan refinancing program for low-income individuals with low repayment ability aimed at reducing the payment burden on outstanding mortgage loans. See “—Risks relating to our consumer credit portfolio—We may experience increases in delinquencies in our consumer loan and credit card portfolios.”

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

We are incorporated in Korea, and a substantial majority of our operations are located in Korea. As a result, we are subject to political, economic, legal and regulatory risks specific to Korea, and our performance and successful fulfillment of our operational strategies are dependent to a large extent on the overall Korean economy. The economic indicators in Korea in recent years have shown mixed signs of growth and uncertainty, and starting in 2020, the overall Korean economy and the economies of Korea’s major trading partners have shown signs of deterioration due to the debilitating effects of the COVID-19 pandemic. See “—Other risks relating to our business—The COVID-19 pandemic has adversely affected and may continue to adversely affect our business, financial condition or results of operations.” As a result, future growth of the Korean economy is subject to many factors beyond our control, including developments in the global economy.

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

•

a substantial decrease in tax revenues and a substantial increase in the Korean government’s expenditures for fiscal stimulus measures, unemployment compensation and other economic and social programs, in particular in light of the Korean government’s ongoing efforts to provide emergency relief payments to households and emergency loans to corporations in need of funding due to COVID-19, which, together, would likely lead to an increase in the Korean government’s debt and a national budget deficit;

•

financial problems or lack of progress in the restructuring of chaebols, other large troubled companies (including those in the construction, shipbuilding and shipping sectors as well as the hotel, leisure and transportation sectors) and their suppliers;

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

•

hostilities or political or social tensions involving oil-producing countries in the Middle East (including a potential escalation of hostilities between the United States and Iran) and Northern Africa and any material disruption in the global supply of oil or sudden increase in the price of oil;

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

Relations between Korea and North Korea have been tense throughout Korea’s modern history. The level of tension between the two Koreas has fluctuated and may increase abruptly as a result of current and future events. In particular, there have been heightened security concerns in recent years stemming from North Korea’s nuclear weapon and ballistic missile programs as well as its hostile military actions against Korea. Some of the significant incidents in recent years include the following:

•

North Korea renounced its obligations under the Nuclear Non-Proliferation Treaty in January 2003 and conducted six rounds of nuclear tests since October 2006, including claimed detonations of hydrogen bombs, and warheads that can be mounted on ballistic missiles. Over the years, North Korea has also conducted a series of ballistic missile tests, including missiles launched from submarines and intercontinental ballistic missiles that it claims can reach the United States mainland. In response, the Korean government has repeatedly condemned the provocations and flagrant violations of relevant United Nations Security Council resolutions. In February 2016, the government also closed the inter-

Korea Gaeseong Industrial Complex in response to North Korea’s fourth nuclear test in January 2016. Internationally, the United Nations Security Council has passed a series of resolutions condemning North Korea’s actions and significantly expanding the scope of sanctions applicable to North Korea, most recently in December 2017, in response to North Korea’s intercontinental ballistic missile test in November 2017. Over the years, the United States and the European Union have also expanded their sanctions applicable to North Korea.

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

Economic difficulties in Korea or increases in corporate reorganizations and bankruptcies could result in layoffs and higher unemployment. Such developments could lead to social unrest and substantially increase government expenditures for unemployment compensation and other costs for social programs. According to statistics from the Korea National Statistical Office, the unemployment rate increased from 3.7% in 2017 to 3.8% in 2018 and 2019 and 4.5% in 2020. Further increases in unemployment and any resulting labor unrest in the future could adversely affect our operations, as well as the operations of many of our customers and their ability to repay their loans, and could adversely affect the financial condition of Korean companies in general, depressing the price of their securities. Furthermore, the government’s privatization plan with respect to us contemplates the sale of its remaining ownership interest in us to one or more third parties, which may lead to labor unrest among our employees. See “Item 4.A. History and Development of the Company—Privatization Plan.” Any of these developments may have an adverse effect on our financial condition and results of operations.

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

In addition, the KDIC currently owns 110,159,443 shares, or 15.25%, of our outstanding common stock, and IMM Private Equity, Inc., through its special purpose company Nobis1, Inc., currently owns 40,560,000 shares, or 5.62%, of our outstanding common stock. See “Item 7.A. Major Shareholders.” In the future, such major shareholders or any other shareholder that owns a large number of shares of our outstanding common stock may choose to sell large blocks of our common stock in a public offering or privately to a strategic or financial investor, including a sale by the KDIC for the purpose of recovering the public funds it injected into us. For example, in accordance with the Korean government’s privatization plan, the KDIC sold 40,143,022 shares of Woori Bank’s common stock (representing 5.9% of its outstanding common stock) in a private sale in Korea in December 2014 and an aggregate of 200,685,395 shares of Woori Bank’s common stock (representing 29.7% of its outstanding common stock) in stakes ranging from 3.7% to 6.0% to seven financial companies through a bidding process in December 2016 and January 2017. In 2017, pursuant to a series of transactions related to call options previously granted in connection with the KDIC’s sale of Woori Bank’s common stock in December 2014, the KDIC sold an aggregate of 19,852,364 shares of Woori Bank’s common stock (representing 2.94% of its outstanding common stock). After our establishment, in April 2021, pursuant to its plan to sell all of our common stock it owned by 2022 that was approved by the Financial Services Commission, the KDIC sold an aggregate of 14,445,354 shares of our common stock (representing 2.00% of our outstanding common stock) in a block trade. See “—Risks relating to our structure and strategy—The implementation of the Korean government’s privatization plan may have an adverse effect on us and your interests as a shareholder.” We expect the KDIC to sell all or a portion of the shares of our common stock it owns to one or more purchasers in the future.

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

Our common stock is listed on the KRX KOSPI Market, which has a smaller market capitalization and is more volatile than the securities markets in the United States and many European countries. The market value of ADSs may fluctuate in response to the fluctuation of the trading price of shares of our common stock on the KRX KOSPI Market. The KRX KOSPI Market has experienced substantial fluctuations in the prices and volumes of sales of listed securities and the KRX KOSPI Market has prescribed a fixed range in which share prices are permitted to move on a daily basis. The KOSPI was 3,186.1 on April 23, 2021. There is no guarantee that the stock prices of Korean companies will not decline again in the future. Like other securities markets, including those in developed markets, the Korean securities market has experienced problems including market manipulation, insider trading and settlement failures. The recurrence of these or similar problems could have a material adverse effect on the market price and liquidity of the securities of Korean companies, including our common stock and ADSs, in both the domestic and the international markets.

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

We are a corporation with limited liability organized under the laws of Korea. A majority of our directors and officers and other persons named in this annual report reside in Korea, and a significant portion of the assets of our directors and officers and other persons named in this annual report and a substantial majority of our assets are located in Korea. As a result, it may not be possible for you to effect service of process within the United States, or to enforce against them or us in the United States judgments obtained in United States courts based on the civil liability provisions of the federal securities laws of the United States. There is doubt as to the enforceability in Korea, either in original actions or in actions for enforcement of judgments of United States courts, of civil liabilities predicated on the United States federal securities laws.

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

Sales of the KDIC’s Ownership Interest

Pursuant to the Korean government’s privatization plan, in December 2014, the KDIC sold 40,143,022 shares of Woori Bank’s common stock (representing 5.9% of its outstanding common stock) in a private sale in Korea. In addition, in December 2016 and January 2017, the KDIC sold an aggregate of 200,685,395 shares of Woori Bank’s common stock (representing 29.7% of its outstanding common stock) in stakes ranging from 3.7% to 6.0% to seven financial companies through a bidding process. Pursuant to a commitment made by the KDIC in connection with such bidding process, five persons, each nominated by one of the winning bidders, were elected as new outside directors at an extraordinary general meeting of Woori Bank’s shareholders held in December 2016. In December 2018, five persons, each nominated by one of such winning bidders, were elected at an extraordinary general meeting of Woori Bank’s shareholders to serve as our outside directors upon our establishment. See “Item 6.A. Directors and Senior Management—Board of Directors—Outside Directors.” In 2017, pursuant to a series of transactions related to call options previously granted in connection with the KDIC’s sale of Woori Bank’s common stock in December 2014, the KDIC sold an aggregate of 19,852,364 shares of Woori Bank’s common stock (representing 2.94% of its outstanding common stock). As a result of such transactions, the KDIC’s ownership interest in Woori Bank was reduced to 18.43%. In connection with our establishment in January 2019 as a new financial holding company pursuant to a “comprehensive stock transfer” under Korean law, the KDIC received 124,604,797 shares of our outstanding common stock in exchange for the common stock of Woori Bank it owned. In June 2019, the Financial Services Commission approved the KDIC’s plan to sell all such common stock in multiple transactions by 2022. In April 2021, pursuant to such plan, the KDIC sold 14,445,354 shares of our common stock (representing 2.00% of our outstanding common stock) in a block trade. As a result of such transaction, the KDIC currently owns 15.25% of our outstanding common stock.

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

The shareholders of Woori Bank were entitled to exercise appraisal rights with respect to its common stock held by them at a purchase price of ~~￦~~16,079 per share, in accordance with Korean law. The period for exercise of appraisal rights started on December 28, 2018 and ended on January 7, 2019, during which shareholders exercised appraisal rights with respect to an aggregate of 11,453,702 shares of common stock of Woori Bank. The payment of the purchase price for such common stock held by the exercising shareholders was made on January 9, 2019, in the aggregate amount of ~~￦~~184 billion. As a result of the exchange for our common stock of such treasury shares obtained by Woori Bank pursuant to the exercise of appraisal rights by its shareholders and other treasury shares it held, as well as the transfer by Woori Bank of the shares it held in its relevant subsidiaries to us, Woori Bank received 18,346,782 shares of our common stock in the stock transfer, which constituted our treasury shares and represented 2.7% of our total issued common stock as of January 11, 2019. In March 2019, Woori Bank sold all such shares to institutional investors in a block trade, and we no longer hold any treasury shares as of the date of this annual report.

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

shares to us and in return received a combination of 42,103,377 shares of our common stock and ~~￦~~598 billion in cash, based on an exchange ratio of 0.4697442 shares of our common stock for each Woori Card share. As a result of the stock exchange, Woori Card ceased to be Woori Bank’s subsidiary and became our direct and wholly-owned subsidiary. Pursuant to applicable Korean law, Woori Bank was required to dispose of the 42,103,377 shares of our common stock it received in the stock exchange within six months of its consummation and sold 28,890,707 of such shares to Fubon Life Insurance Co., Ltd. in September 2019 for ~~￦~~358 billion and 13,212,670 of such shares in block trades in November 2019. As a result of such transactions, the number of our outstanding shares of common stock increased to 722,267,683.

•

In September 2019, we acquired a 59.83% equity interest in Woori Investment Bank from Woori Bank, its former parent company, for a purchase price of ~~￦~~393 billion. As a result of the purchase, Woori Investment Bank ceased to be Woori Bank’s subsidiary and became our direct consolidated subsidiary. Woori Investment Bank’s common stock is listed on the KRX KOSPI Market.

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

•

In December 2019, we acquired an aggregate 51% equity interest in Woori Asset Trust Co., Ltd. (formerly known as Kukje Asset Trust Ltd.), consisting of (i) 44.46% from its majority shareholders, including former chairman Jae-Eun Yoo, and (ii) 6.54% from Woori Bank. As part of the share purchase agreement with the former majority shareholders, we have agreed to additionally acquire a 21.27% equity interest in the future, subject to certain conditions, at which point we will own an aggregate 72.3% equity interest in Woori Asset Trust Co., Ltd., which is currently our consolidated subsidiary.

•

In December 2020, we acquired a 74.0% equity interest in Woori Financial Capital Co., Ltd. (formerly known as Aju Capital Co., Ltd.) from Well to Sea Investment for a purchase price of ~~￦~~572 billion. Notwithstanding the foregoing, for accounting purposes, Woori Financial Capital Co., Ltd. became our consolidated subsidiary in October 2020. See “Item 15. Controls and Procedures—Management’s Annual Report on Internal Control Over Financial Reporting.” In March 2021, we acquired Woori Savings Bank (formerly known as Aju Savings Bank) from Woori Financial Capital Co., Ltd., our consolidated subsidiary, and as a result, Woori Savings Bank ceased to be the subsidiary of Woori Financial Capital Co., Ltd. and became our direct consolidated subsidiary. In April 2021, we acquired an additional 12.9% equity interest in Woori Financial Capital Co., Ltd. from Aju Corporation, as a result of which our aggregate equity interest in Woori Financial Capital Co., Ltd. became 86.9%.

Item 4.B.	Business Overview

We are one of the largest financial holding companies in Korea, in terms of consolidated total assets, and our operations include Woori Bank, one of the largest commercial banks in Korea. Our subsidiaries collectively engage in a broad range of businesses, including corporate banking, consumer banking, credit card operations, investment banking, capital markets activities and other businesses. We provide a wide range of products and services to our customers, which mainly comprise small- and medium-sized enterprises and individuals, as well as some of Korea’s largest corporations. As of December 31, 2020, we had, on a consolidated basis, total assets of ~~￦~~399,081 billion, total liabilities of ~~￦~~372,356 billion and total equity of ~~￦~~26,725 billion.

As one of the leading financial services groups in Korea, we believe our core competitive strengths include the following:

Strong and long standing relationships with corporate customers. Historically our operations concentrated on large corporate customers. As a result, we believe that we have strong relationships with many of Korea’s leading corporate groups, and we are the main creditor bank to 9 of the 28 largest Korean corporate borrowers. Further enhancing our corporate loan portfolio is our ability to lend to small- and medium-sized enterprise customers. As of December 31, 2020, we had 374,973 small- and medium-sized enterprise borrowers.

Large and loyal retail customer base. With respect to our consumer banking operations, we have the third-largest deposit base among Korean commercial banks, and over 23.8 million retail customers, representing about half of the Korean adult population. Of these customers, over 9.8 million are active customers, meaning that they have a deposit account with us with a balance of at least ~~￦~~300,000 or have a loan account with us.

Extensive distribution and marketing network. We serve our customers primarily through one of the largest banking networks in Korea, comprising 821 branches and 4,531 ATMs and cash dispensers as of December 31, 2020. Through Woori Bank, we also operate 11 dedicated corporate banking centers and 92 general managers for our large corporate customers and 861 relationship managers stationed at 706 branches (as well as 280 additional non-stationed employees who serve as relationship managers as needed) for our small- and medium-sized enterprise customers as of December 31, 2020. In addition, we have Internet and mobile banking platforms to enhance customer convenience, reduce service delivery costs and allow our branch staff to focus on marketing and sales.

Strong capital base. As of December 31, 2020, our consolidated equity totaled ~~￦~~27 trillion, and our total capital adequacy ratio was 13.84%. Our management team at the holding company carefully coordinates the capital and dividend plans of each of our subsidiaries and for the consolidated group to ensure that we optimize our capital position. We believe our strong capital base and coordinated capital management enable us to support growth of our core businesses and to pursue franchise-enhancing initiatives such as selective investments and acquisitions.

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

Provide comprehensive financial services and maximize synergies among our subsidiaries through our financial holding company structure. We plan to become a comprehensive financial services provider capable of developing and cross-selling a diverse range of products and services to our large existing base of retail and corporate banking customers, so that we can more effectively compete with leading domestic and international financial institutions. We believe that the adoption of a financial holding company structure will continue to help us increase customer satisfaction, generate synergies and maximize profitability, by creating an integrated system among our affiliated companies and allowing us to effectively provide various financial services, including comprehensive one-stop asset management services customized for clients, based on active expansion of non-banking and global business operations. One of the intended benefits of our financial holding company structure is that it enhances our ability to engage in mergers and acquisitions which we may decide to pursue as part of our strategy. For example, in an effort to expand our asset management services, we acquired equity interests in Woori Asset Management Corp., Woori Global Asset Management Co. and Woori Asset Trust Co., Ltd. in 2019 and Aju Capital Co., Ltd. in 2020, which became our consolidated subsidiaries. We may consider additionally acquiring or merging with other financial institutions, particularly in the non-banking sector, to achieve more balanced growth and further diversify our revenue base.

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

We aim to maximize the synergies from our diverse financial product and service offerings by cross developing and selling products and encouraging collaboration of operations among our subsidiaries. In particular, we promote collaborative projects across our investment banking, digital, wealth management and global operations.

Further improve our asset quality and strengthen our risk management practices. Woori Bank was one of the earliest and most aggressive banks in Korea to actively reduce non-performing loans through charge-offs and sales to third parties has taken various measures to facilitate the disposal of its substandard or below loans. As a result of these and other initiatives, our ratio of non-performing loans to total loans has been declining and was 0.41% as of December 31, 2020.

One of our highest priorities is to maintain our strong asset quality and enhance our risk management practices on an ongoing basis. We have created a centralized group-wide risk management organization, installed a comprehensive warning and monitoring system, adopted uniform loan loss provisioning policies across all subsidiaries and implemented an advanced credit evaluation system at Woori Bank. We plan to undertake a series of group-wide reviews of our credit risk management procedures, as well as our risk management infrastructure, in order to develop and implement various measures to further standardize and improve our risk management procedures and systems.

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

Retail customers. We generally segment our retail customers into four groups: high net worth; mass affluent; middle class; and mass market. We believe we are relatively competitive in our core customer base, which includes mass affluent and middle class customers, and we serve these customers through our branches by selling customized higher margin services and products, such as investment advice, mutual funds, insurance and personal loans. For our mass market customers, we offer simple, easy-to-understand and relatively more standardized products such as basic deposit and lending products, including mortgage loans, and we encourage the use of alternative distribution channels such as the Internet, mobile banking and ATMs by our mass market customers such that we can serve them in a cost-efficient manner. We serve our high net worth individuals via branches and dedicated private banking centers staffed with experienced private bankers who offer sophisticated tailored financial services. In addition to serving retail customers based on segment, we also offer products and services based on customers’ life cycles to optimize our financial solutions for such customers.

Corporate customers. We continually and vigorously review our portfolio of large corporate and small- and medium-sized enterprise customers to refine our database of core accounts and industries in terms of profitability potential. We seek to expand our relationship beyond a pure lending relationship by promoting our foreign exchange, factoring, trade finance and investment banking services to our core small- and medium-sized enterprise customers and cross-selling our investment banking services, derivatives and other risk hedging products, as well as employee retirement products, to our core large corporate customers.

In addition to our customer segment-based marketing strategy, we aim to improve customer loyalty by strengthening customer retention and implementing a customer-focused sales culture and thereby develop a system pursuant to which our growth is facilitated by the growth of our customers.

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

Accelerate digital innovation. The digital finance market has recently seen major growth due to the entry of fintech firms and the rapid digital transformations of our competitors, and the recent social distancing trends resulting from the COVID-19 pandemic have only accelerated the digitalization of finance. We have actively engaged in such trends through the adoption of innovative initiatives and aim to become a leader in digitization. As part of such efforts, in May 2015, Woori Bank established a mobile financial service platform through the launch of the first mobile-only banking service in Korea called WiBee Bank, and in April 2017, K bank, formed by a consortium with KT Corporation and 20 other companies, in which we, through Woori Bank, own 19.9% of the equity with voting rights, launched its services to become the first Internet-only bank in Korea.

We have also strengthened our alliances with information technology companies to provide innovative electronic payment methods, including Woori Samsung Pay with Samsung Electronics, which is a cardless ATM withdrawal system that utilizes smartphones. Through such partnership with Samsung Electronics, we introduced additional services that allow customers to open checking accounts and apply for debit cards from April 2019, and utilize currency exchange services using the Samsung Pay mobile application from May 2019.

In August 2016, we also launched a program to discover and provide support to innovative fintech startup companies in Korea, currently known as Digital Innovation Lab, or DinnoLab. In October 2019, DinnoLab established an office in Vietnam to support the overseas expansion of such startup companies. In June 2019, we introduced a robotic process automation system to improve our operations, minimize human error, support business activities and increase efficiency and productivity. In August 2019, we launched Woori WON Banking, our main mobile banking application, to provide enhanced digital platform services to our customers.

In May 2020, we launched our “Digital First, Change Everything” campaign and established the Digital Innovation Committee, which comprises certain executive officers, to focus on such group-wide digital strategies. In August 2020, we entered into a memorandum of understanding with KT Corporation to form a joint venture to collaborate on data-based financial services, including a business utilizing MyData, a government initiative for the pooling of customers’ data for the provision of financial services, and in January 2021, the Financial Services Commission granted MyData business licenses to Woori Bank and Woori Card. We expect to provide services utilizing MyData, including personal financial management (PFM) and personal expenditure management (PEM) services.

Expand presence in the global market. We continually expand our global network mainly through Woori Bank and Woori Card and aim to strengthen our overseas operations to diversify our profit base, which is currently concentrated in Korea. We currently maintain, in aggregate, over 470 branches in over 20 countries and have made major strides in our overseas operations since our establishment of the first overseas branch of a Korean commercial bank in Tokyo, Japan in 1968. In December 2014, Woori Bank became the first Korean bank to be involved in a merger with a listed overseas bank when its subsidiary PT. Bank Woori Indonesia merged with and into PT. Bank Himpunan Saudara 1906, which was renamed PT Bank Woori Saudara Indonesia 1906, Tbk. In October 2016, Woori Bank acquired a 51% equity interest in Wealth Development Bank Corp., a thrift bank in the Philippines, and partnered with Vicsal Development Corporation, an operator of department stores and supermarkets in the Philippines and another major shareholder of Wealth Development Bank Corp., to actively expand its base of local customers. In addition, in November 2016, Woori Bank obtained a banking license to establish a local subsidiary in Vietnam, Woori Bank Vietnam, which commenced operations in January 2017 and manages the local operations of Woori Bank’s branches in Vietnam. Furthermore, Woori Bank has expanded the scope of its operations in Myanmar, Indonesia, Cambodia and the Philippines in order to capitalize on the potential for high growth and profitability in Southeast Asia and established a representative office in Poland as well as additional branches in India. In 2018, Woori Bank acquired VisionFund (Cambodia) Ltd., a microfinance deposit-taking institution in Cambodia, which was renamed WB Finance Co., Ltd., and established a German subsidiary, Woori Bank Europe GmbH, which is headquartered in Frankfurt. In February 2020, with the approval of the Cambodian financial authorities, Woori Finance (Cambodia) Plc., a microfinance institution, merged with and into WB Finance Co., Ltd., and further expanded Woori Bank’s network of local deposit-taking services, as a result of which Woori Bank has a presence in over 20 countries with over 440 branches and offices outside Korea. In 2016, Woori Card expanded overseas by establishing TuTu Finance-WCI Myanmar Co., Ltd., microfinance firm, in Myanmar.

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

The following table sets forth the balances and percentages of our total lending and total deposits represented by our large corporate and small- and medium-sized enterprise customer loans and deposits, respectively, and the number of such customers as of the dates indicated:

	As of December 31,
	2018			2019			2020
	Amount		% of Total	Amount		% of Total	Amount		% of Total
	(in billions of Won, except percentages)
Loans(1):
Small- and medium-sized enterprise(2)	￦	79,371	30.3%	￦	85,367	31.4%	￦	97,476	32.1%
Large corporate(3)		38,256	14.6		31,058	11.4		35,994	11.8
Others(4)		19,260	7.4		23,167	8.5		23,833	7.8

Total	￦	136,887	52.3%	￦	139,592	51.3%	￦	157,303	51.8%

Deposits:
Small- and medium-sized enterprise	￦	46,753	18.8%	￦	52,998	20.0%	￦	56,809	19.5%
Large corporate		75,128	30.2		76,943	29.1		91,972	31.6

Total	￦	121,881	49.0%	￦	129,941	49.1%	￦	148,781	51.0%

Number of borrowers:
Small- and medium-sized enterprise		306,424			325,749			374,973
Large corporate		5,389			6,046			6,620

(1)

Not including due from banks, other financial assets and outstanding credit card balances, and prior to deducting allowance for credit losses and present value discount or reflecting deferred origination costs.

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

Small- and Medium-Sized Enterprise Banking

We use the term “small- and medium-sized enterprises” as defined in the Framework Act on Small and Medium Enterprises of Korea and related regulations. Under the Framework Act on Small and Medium Enterprises of Korea and related regulations, in order to qualify as a small- and medium-sized enterprise, (i) the enterprise’s total assets at the end of the immediately preceding fiscal year must be less than ￦500 billion, (ii) the enterprise must meet the average or annual sales revenue standards prescribed by the Enforcement Decree of the Framework Act on Small and Medium Enterprises that are applicable to the enterprise’s primary business, and (iii) the enterprise must meet the standards of management independence from ownership as prescribed by the Enforcement Decree of the Framework Act on Small and Medium Enterprises. However, pursuant to an amendment to the Framework Act on Small and Medium Enterprises, which became effective in June 2020, an enterprise that qualifies as a small- and medium-sized enterprise pursuant to the above definition shall no longer be considered a small- and medium-sized enterprise if it is incorporated into, or is deemed to be incorporated into, a business group subject to certain disclosure requirements under the Monopoly Regulation and Fair Trade Act. Furthermore, certified social enterprises (as defined in the Social Enterprise Promotion Act of Korea), cooperatives, federations of cooperatives, social cooperatives and federations of social cooperatives (as defined in the Framework Act on Cooperatives), as well as cooperatives, federations and national federations (as defined in the Consumer Cooperatives Act) that satisfy the requirements prescribed by the Framework Act on Small and Medium Enterprises, may also qualify as small- and medium-sized enterprises. The small- and medium-sized enterprise segment of the corporate banking market has grown significantly in recent years, including as a result of government measures to encourage lending to these enterprises. As of December 31, 2020, 21.5% of our small- and medium-sized enterprise loans were extended to borrowers in the manufacturing industry, 16.6% were extended to borrowers in the retail and wholesale industries, and 7.2% were extended to borrowers in the hotel, leisure and transportation industries.

We service our small- and medium-sized enterprise customers primarily through Woori Bank’s network of branches and small- and medium-sized enterprise relationship managers. As of December 31, 2020, Woori Bank had stationed one or more relationship managers at 706 branches, of which 331 were located in the Seoul metropolitan area. The relationship managers specialize in servicing the banking needs of small- and medium-sized enterprise customers and concentrate their marketing efforts on developing new customers in this segment. As of December 31, 2020, Woori Bank had a total of 861 small- and medium-sized enterprise relationship managers stationed at its branches (as well as 280 non-stationed employees who serve as relationship managers as needed).

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

Lending Activities. We provide both working capital loans and facilities loans to our small- and medium-sized enterprise customers. As of December 31, 2020, working capital loans and facilities loans accounted for 45.3% and 52.0% respectively, of our total small- and medium-sized enterprise loans. As of December 31, 2020, we had 374,973 small- and medium-sized enterprise borrowers.

As of December 31, 2020, secured loans and loans guaranteed by a third party accounted for 80.5% and 5.2%, respectively, of our small- and medium-sized enterprise loans. As of December 31, 2020, approximately 74.3% of the secured loans were secured by real estate and 0.7% were secured by deposits. Working capital loans generally have a maturity of one year, but may be extended on an annual basis for an aggregate term of three to five years. Facilities loans have a maximum maturity of 15 years.

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

Pricing. We establish the pricing for our small- and medium-sized enterprise loan products based principally on transaction risk, our cost of funding and market considerations. Our lending rates are generally determined using our Credit Wizard system. We use our Credit Wizard system to manage our lending activities, and input data gathered from loan application forms, credit scores of borrowers and the appraisal value of collateral provided by external valuation experts into the Credit Wizard system and update such information periodically to reflect changes in such information. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Credit Risk Management—Credit Evaluation and Approval.” We measure transaction risk using factors such as the credit rating assigned to a particular borrower and the value and type of collateral. Our system also takes into account cost factors such as the current market interest rate, opportunity cost and cost of capital, as well as a spread calculated to achieve a target rate of return. Depending on the price and other terms set by competing banks for similar borrowers, we may reduce the interest rate we charge to compete more effectively with other banks. Loan officers have limited discretion in deciding what interest rates to offer, and significant variations require review at higher levels. As of December 31, 2020, approximately 67.9% of our small- and medium-sized enterprise loans had interest rates that varied with reference to current market interest rates.

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

In terms of our outstanding loan balance, as of December 31, 2020, 36.8% of our large corporate loans were extended to borrowers in the manufacturing industry, 36.8% were extended to borrowers in the finance and insurance industries, and 7.3% were extended to borrowers in the retail and wholesale industries.

We service our large corporate customers primarily through Woori Bank’s network of dedicated corporate banking centers and general managers. Woori Bank operates 11 dedicated corporate banking centers, all of which are located in the Seoul metropolitan area. Each center is staffed with one or more general managers, and certain centers are headed by a senior general manager. Depending on the center, each such manager is responsible for large corporate customers that either are affiliates of a particular chaebol or operate in a particular industry or region. As of December 31, 2020, Woori Bank had a total of 92 general managers who focus on marketing to and managing the accounts of large corporate customers.

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

Lending Activities.  We provide both working capital loans and facilities loans to our large corporate customers. As of December 31, 2020, working capital loans (including domestic usance, bills bought and securities sold under repurchase agreements) and facilities loans accounted for 70.2% and 17.9% respectively, of our total large corporate loans.

Loans to large corporate customers may be secured by real estate or deposits or be unsecured. As of December 31, 2020, secured loans and loans guaranteed by a third party accounted for 17.2% and 4.1%, respectively, of our large corporate loans. Since a relatively low percentage of our large corporate loan portfolio is secured by collateral, we may be required to establish larger allowances for credit losses with respect to any such loans that become non-performing or impaired. See “—Assets and Liabilities—Asset Quality of Loans—Loan Loss Provisioning Policy.” As of December 31, 2020, approximately 62.9% of the secured loans were secured by real estate and approximately 2.7% were secured by deposits. Working capital loans generally have a maturity of one year but may be extended on an annual basis for an aggregate term of three to five years. Facilities loans have a maximum maturity of 15 years.

We evaluate creditworthiness and collateral for our loans to large corporate customers in essentially the same way as we do for loans to small- and medium-sized enterprise customers. See “—Small- and Medium-Sized Enterprise Banking—Lending Activities.”

Pricing.  We determine the pricing of our loans to large corporate customers in the same way that we determine the pricing of our loans to small- and medium-sized enterprise customers. See “—Small- and Medium-Sized Enterprise Banking—Pricing.” As of December 31, 2020, approximately 86.9% of these loans had interest rates that varied with reference to current market interest rates.

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

Lending Activities

We offer a variety of consumer loan products to households and individuals. We differentiate our product offerings based on a number of factors, including the customer’s age group, the purpose for which the loan is used, collateral requirements and maturity. The following table sets forth the balances and percentage of our total lending represented by our consumer loans as of the dates indicated:

	As of December 31,
	2018			2019			2020
	Amount(1)		% of Total Loans(2)	Amount(1)		% of Total Loans(2)	Amount(1)		% of Total Loans(2)
	(in billions of Won, except percentage)
General purpose household loans	￦	39,492	15.1%	￦	40,870	15.0%	￦	43,850	14.4%
Mortgage loans		51,280	19.6		54,511	20.1		62,274	20.5
Home equity loans		26,324	10.0		28,622	10.5		31,995	10.5

Total	￦	117,096	44.7%	￦	124,003	45.6%	￦	138,119	45.4%

(1)	Not including outstanding credit card balances, and prior to deducting allowance for credit losses and present value discount or reflecting deferred origination costs.
(2)	Total loans do not include other financial assets and are before the deduction of allowance for credit losses and present value discount and the reflection of deferred origination costs.

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

For secured loans, including mortgage and home equity loans, we generally lend up to 70% of the collateral value (except in areas of high speculation designated by the government where we generally limit our lending to 40% of the appraised value of collateral) minus the value of any lien or other security interest that is prior to our security interest. In calculating the collateral value for real estate for such secured consumer loans (which principally consists of residential properties), we generally use the fair value of the collateral as appraised by Korea Investors Service which is collated in our Credit Wizard system. We generally revalue collateral on a periodic basis. As of December 31, 2020, the revaluation frequency was every year for real estate (with apartments being revalued every month, subject to the availability of certain specified market value information), every year for equipment, every month for deposits and every week for stocks listed on a major Korean stock exchange.

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

General Purpose Household Loans

Our general purpose household loans may be secured by real estate (other than homes), deposits or securities. As of December 31, 2020, approximately ~~￦~~32,014 billion, or 73.0%, of our general purpose household loans were unsecured, although some of these loans were guaranteed by a third party. Overdraft loans are primarily unsecured and typically have a maturity between one and three years.

Pricing. The interest rates on our general purpose household loans are either a periodic floating rate (which is based on a base rate determined for three-month, six-month or twelve-month periods, further adjusted to account for the borrower’s credit score and our opportunity cost) or a fixed rate that reflects our internal cost of funding and similar adjustments, but taking into account interest rate risks. We currently use the “Cost of Fund Index” (or COFIX) benchmark rate, as announced by the Korea Federation of Banks, as the base rate for our general purpose household loans with periodic floating rates in place of the benchmark certificate of deposit rate that we had traditionally used for such purpose.

Our interest rates also incorporate a margin based on, among other things, the type of collateral (if any), priority with respect to any security, our target loan-to-value ratio and loan duration. We also can adjust the applicable rate based on current or expected profit contribution of the customer. Our lending rates are generally determined by our Credit Wizard system. The applicable interest rate is determined at the time of the drawdown of the loan. We also charge a termination fee in the event a borrower repays the loan prior to maturity. As of December 31, 2020, approximately 58.9% of our general purpose household loans had floating interest rates.

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

As of December 31, 2020, approximately 65.5% of our mortgage and home equity loans were secured by residential or other property, 25.1% of our mortgage and home equity loans were guaranteed by Korean government-related housing funds and 3.4% of our mortgage and home equity loans, contrary to general practices in the United States, were unsecured (although the use of proceeds from mortgage and home equity loans is restricted for the purpose of financing home purchases and some of these loans were guaranteed by a third party). One reason that a portion of our mortgage and home equity loans are unsecured is that we, along with other Korean banks, provide advance loans to borrowers for the down payment of new housing (particularly apartments) that is in the process of being built. Once construction is completed, which may take several years, these mortgage and home equity loans become secured by the new housing purchased by these borrowers. As of December 31, 2020, we had issued unsecured construction loans relating to housing where construction was not completed in the amount of ~~￦~~3,197 billion. For the year ended December 31, 2020, the average initial loan-to-value ratio of our mortgage loans and home equity loans was approximately 54.8% and 39.2%, respectively, compared to 58.3% and 45.4% for the year ended December 31, 2019. The average loan-to-value ratio of our mortgage loans and home equity loans as of December 31, 2020 was approximately 48.2% and 40.7%, respectively, compared to 53.2% and 46.4% as of December 31, 2019.

Pricing. The interest rates for our mortgage and home equity loans are determined on essentially the same basis as our general purpose household loans, except that for mortgage and home equity loans we place significantly greater weight on the value of any collateral that is being provided to secure the loan. The base rate we use in determining the interest rate for our mortgage and home equity loans is identical to the base rate we use to determine pricing for our general purpose household loans. As of December 31, 2020, approximately 55.8% of our outstanding mortgage and home equity loans had floating interest rates.

Private Banking Operations

Our private banking operations within Woori Bank aim to service our high net worth and mass affluent retail customers. As of December 31, 2020, we had 220,119 customers who qualified for private banking services, representing 0.9% of our total retail customer base. Of the total deposits of our retail unit of ~~￦~~109.5 trillion as of December 31, 2020, high net worth and mass affluent customers accounted for 62.0%.

Through our private bankers, we provide financial and real estate advisory services to our high net worth and mass affluent customers. We also market differentiated investment and banking products and services to these segments, including beneficiary certificates, overseas mutual fund products, specialized bank accounts and credit cards. In addition, we have developed a customer loyalty program for our private banking customers that provides preferential rate and fee benefits and awards. We have also segmented our private banking operations by introducing exclusive private client services for high net worth customers who individually maintain a deposit balance of at least ~~￦~~100 million. We believe that our private banking operations will allow us to increase our revenues from our existing high net worth and mass affluent customers, as well as attract new customers in these segments.

Woori Bank has 689 branches that offer private banking services. These branches are staffed by 715 private bankers, and almost all of the branches are located in metropolitan areas, including Seoul.

Woori Bank also operates an advisory center in Seoul for its private banking clients, which employs 17 specialists advising on matters of law, tax, real estate, risk assessment and investments.

Deposit-Taking Activities

We are one of the largest deposit holders among Korean banks, in large part due to our nation-wide branch network. The balance of our deposits from retail customers was ￦95,146 billion as of December 31, 2018, ￦106,255 billion as of December 31, 2019, and ￦115,835 billion as of December 31, 2020 which constituted 38.2%, 40.1% and 39.7%, respectively, of the balance of our total deposits.

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

The following table sets forth the percentage of our total retail and corporate deposits represented by each deposit product category as of December 31, 2020:

Demand Deposits	Time Deposits	Savings Deposits	Installment Deposits	Certificates of Deposit
11.13%	48.88%	39.27%	0.01%	0.71%

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

The Depositor Protection Act provides for a deposit insurance system where the KDIC guarantees to depositors the repayment of their eligible bank deposits. The deposit insurance system insures up to a total of ￦50 million per depositor per bank. See “—Supervision and Regulation—Principal Regulations Applicable to Banks—Deposit Insurance System.” We pay a quarterly premium of 0.02% of our average deposits and a quarterly special contribution of 0.025% of our average deposits, in each case for the relevant quarter. For the year ended December 31, 2020, we paid an aggregate of ￦371 billion of such premiums and contributions.

Branch Network and Other Distribution Channels

Woori Bank had a total of 821 banking branches in Korea as of December 31, 2020, which was one of the most extensive networks of branches among Korean commercial banks. In recent years, demand in Korea for mutual funds and other asset management products as well as bancassurance products has been rising. These products require an extensive sales force and customer interaction to sell, further emphasizing the need for a large branch network. As a result, an extensive branch network is important to attracting and maintaining retail customers, as they generally conduct a significant portion of their financial transactions through bank branches. We believe that our extensive branch network in Korea helps us to maintain our retail customer base, which in turn provides us with a stable and relatively low cost funding source.

The following table presents the geographical distribution of Woori Bank’s banking branch network in Korea as of December 31, 2020:

	Total
	Number	% of Total
Area
Seoul	370	45.1
Six largest cities (other than Seoul)	138	16.8
Other	313	38.1

Total	821	100.0

In order to maximize access to our products and services, we have established an extensive network of ATMs and cash dispensers, which are located in branches as well as unmanned outlets. Woori Bank had 4,531 ATMs and cash dispensers as of December 31, 2020.

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

	For the year ended December 31,
	2018		2019		2020
ATMs(1):
Number of transactions (millions)		296		272		213
Fee income (billions of Won)	￦	36	￦	32	￦	25
Telephone banking:
Number of users		6,360,743		6,336,310		6,315,007
Number of transactions (millions)		148		143		126
Fee income (billions of Won)	￦	2	￦	1.5	￦	0.9
Internet banking:
Number of users		17,387,658		17,975,675		18,545,393
Number of transactions (millions)		7,660		10,116		17,082
Fee income (billions of Won)	￦	178	￦	199	￦	191

(1)	Includes cash dispensers.

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

In addition, we provide mobile banking services to our customers, which is available to all our Internet-registered users. These services allow our customers to complete selected banking transactions through major Korean telecommunications networks using their smart phones or other mobile devices. In 2015, we launched the first mobile-only banking service in Korea, called WiBee Bank. In addition, we provide general mobile banking services through our Woori WON Banking mobile application. We are expanding our mobile banking services to Southeast Asia.

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

As of December 31, 2020, Woori Card’s market share based on transaction volume was approximately 8.5%, which ranked Woori Card as the sixth largest credit card issuer in Korea, according to BC Research, which is a quarterly report issued by BC Card.

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

The following tables set forth certain data relating to the credit card operations of Woori Card (including BC Cards and Visa Cards issued through the BC Card consortium) as of the dates or for the period indicated:

	As of or for the year ended December 31,
	2018		2019		2020
	(in billions of Won, unless indicated otherwise)
Number of credit card holders (at year end) (thousands of holders)
General accounts		12,525		13,000		13,157
Corporate accounts		460		555		563

Total		12,985		13,555		13,720

Active ratio(1)		52.73%		55.00%		56.53%
Credit card interest and fees
Installment and cash advance interest	￦	224	￦	243	￦	226
Annual membership fees		78		86		90
Merchant fees		943		918		888
Other fees		606		640		644

Total	￦	1,851	￦	1,885	￦	1,848

Charge volumes
General purchase	￦	58,952	￦	64,762	￦	60,228
Installment purchase		8,201		7,912		10,225
Cash advance		4,859		4,862		4,314
Card loan		3,306		3,664		4,610

Total	￦	75,318	￦	81,200	￦	79,377

Outstanding balances (at year end)
General purchase	￦	3,057	￦	3,243	￦	3,060
Installment purchase		2,089		1,969		2,022
Cash advance		607		585		483
Card loan		2,305		2,611		2,997

Total	￦	8,058	￦	8,408	￦	8,562

Average outstanding balances
General purchase	￦	3,036	￦	3,292	￦	3,199
Installment purchase		1,911		2,046		1,934
Cash advance		596		591		523
Card loan		2,391		2,567		2,861

Total	￦	7,934	￦	8,496	￦	8,517

Delinquency ratios(2)
Less than 1 month		1.53		1.19		0.85
From 1 month to 3 months		0.72		0.65		0.51
From 3 months to 6 months		0.64		0.65		0.51
Over 6 months		0.00		0.00		0.00

Total		2.89%		2.49%		1.88%

Non-performing loan ratio(3)		0.87%		0.87%		0.71%
Gross charge-offs	￦	242	￦	281	￦	246
Recoveries		57		60		65

Net charge-offs	￦	185	￦	221	￦	181

Gross charge-off ratio(4)		3.04%		3.31%		2.89%
Net charge-off ratio(5)		2.33%		2.61%		2.13%

(1)	Represents the ratio of accounts used at least once within the past month to total accounts as of the end of the relevant year.
(2)

Our delinquency ratios may not fully reflect all delinquent amounts relating to our outstanding balances since a certain portion of delinquent credit card balances (defined as balances one day or more past due) were restructured into loans and were not treated as being delinquent at the time of conversion or for a period of time thereafter. Including all restructured loans, outstanding balances overdue by more than one month accounted for 2.5% of our credit card balances as of December 31, 2020.

(3)

Represents the ratio of balances that are more than three months overdue to total outstanding balances as of the end of the relevant year. These ratios do not include the following amounts of previously delinquent credit card balances restructured into loans that were classified as normal or precautionary as of December 31, 2018, 2019 and 2020:

	As of December 31,
	2018		2019		2020
	(in billions of Won)
Restructured loans	￦	137	￦	154	￦	123

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

In recent years, credit card issuers in Korea have agreed with selected cardholders to restructure their delinquent credit card account balances as loans that have more gradual repayment terms, in order to retain fundamentally sound customers who are experiencing temporary financial difficulties and to increase the likelihood of eventual recovery on those balances. In line with industry practice, we have restructured a portion of our delinquent credit card account balances as loans. The general qualifications to restructure delinquent credit card balances as loans are that the delinquent amount be more than one month overdue and in excess of ￦1 million. The terms of the restructured loans usually require the payment of approximately 10% to 20% of the outstanding balance as a down payment and that they be guaranteed by a third party and carry higher interest rates than prevailing market rates. These loans are usually required to be repaid by the borrower in installments over terms ranging from three months to 60 months. As of December 31, 2020, the total amount of our restructured loans was ￦131 billion. Because restructured loans are not initially recorded as being delinquent, our delinquency ratios do not fully reflect all delinquent amounts relating to our outstanding credit card balances.

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

For cash advances, finance charges start accruing immediately following the cash withdrawal. We currently charge a periodic finance charge on the outstanding balance of cash advance of approximately 6.4% to 23.8% per annum. The periodic finance charge assessed on such balances is calculated by multiplying the daily installment balances for each day during the billing cycle by the applicable periodic finance charge rate, and aggregating the results for each day in the billing period. In addition to finance charges, cardholders using cash advance networks operated by companies that are not financial institutions (such as Hannet and NICE) are charged a minimum commission of ￦700 and a maximum of ￦1,000 per withdrawal.

We also generally charge a basic annual membership fee up to ￦1,000,000 for our credit cards, which is determined based on various factors including the type of card, and whether affiliation options are selected by the cardholder. For certain cards, such as the Woori V Card, we will waive membership fees if customers charge above a certain amount.

We outsource the management of merchants to BC Card. We charge merchant fees to merchants for processing transactions. Merchant fees vary depending on the type of merchant and the total transaction amounts generated by the merchant. As of December 31, 2020, we charged merchants an average of 1.35% of their respective total transaction amounts. In addition to merchant fees, we receive nominal interchange fees for international card transactions.

Capital Markets Activities

We engage in capital markets activities for our own account and for our customers. Our capital markets activities include securities investment and trading, derivatives trading, asset securitization services and investment banking.

Securities Investment and Trading

We invest in and trade securities for our own account, in order to maintain adequate sources of liquidity and to generate interest and dividend income and capital gains. As of December 31, 2020, our investment portfolio, which consists of financial assets at fair value through other comprehensive income and securities at amortized cost, and our trading portfolio, which consists of financial assets at fair value through profit or loss (excluding deposits, derivative assets and loans), had a combined total book value of ￦54,186 billion and represented 13.6% of our total assets.

Our trading and investment portfolios consist primarily of Korean treasury securities and debt securities issued by Korean government agencies, local governments or government-invested enterprises, and debt securities issued by financial institutions. As of December 31, 2020, we held debt securities with a total book value of ￦52,534 billion, of which:

•	debt securities at amortized cost accounted for ￦17,021 billion, or 32.4%;

•	debt securities at fair value through other comprehensive income accounted for ￦28,948 billion, or 55.1%; and

•	debt securities at fair value through profit or loss accounted for ￦6,565 billion, or less than 12.5%.

Of these amounts, as of December 31, 2020, debt securities issued by the Korean government amounted to ￦6,946 billion, or 40.8% of our debt securities at amortized cost, ￦2,923 billion, or 10.1% of our debt securities at fair value through other comprehensive income, and ￦1,020 billion, or 15.5% of our debt securities at fair value through profit or loss.

From time to time, we also purchase and sell equity securities for our securities portfolios. Our equity securities consist primarily of equities listed on the KRX KOSPI Market or the KRX KOSDAQ Market. As of December 31, 2020:

•	equity securities at fair value through other comprehensive income had a book value of ￦1,081 billion, or 3.6% of our securities at fair value through other comprehensive income portfolio; and

•	equity securities at fair value through profit or loss accounted for ￦571 billion, or 8.0% of our securities at fair value through profit or loss portfolio.

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

Derivatives Trading

We offer derivatives products and engage in derivatives trading, mostly for our corporate customers. Our trading volume was ￦324,410 billion in 2018, ￦371,500 billion in 2019 and ￦353,659 billion in 2020. Our aggregate net trading gain (loss) from derivatives for the years ended December 31 2018, 2019 and 2020 was ￦91 billion, ￦(12) billion and ￦320 billion, respectively.

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

The following shows the estimated fair value of derivatives we held or had issued for trading purposes as of the dates indicated:

	As of December 31,
	2018				2019				2020
	Estimated Fair Value of Assets		Estimated Fair Value of Liabilities		Estimated Fair Value of Assets		Estimated Fair Value of Liabilities		Estimated Fair Value of Assets		Estimated Fair Value of Liabilities
	(in billions of Won)
Currency derivatives	￦	1,623	￦	1,571	￦	2,433	￦	2,146	￦	5,926	￦	5,288
Interest rate derivatives		229		279		313		423		325		530
Equity derivatives		174		241		176		274		651		642

Total	￦	2,026	￦	2,091	￦	2,922	￦	2,843	￦	6,902	￦	6,460

For a discussion of our risk management policies with respect to our derivatives trading activities, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Market Risk Management—Market Risk Management for Trading Activities.”

Asset Securitization Services

We are active in the Korean asset-backed securities market. Through Woori Bank, we participate in asset securitization transactions in Korea by acting as arranger, trustee or liquidity provider. In 2020, we were involved in asset securitization transactions with an initial aggregate issue amount of ￦1,860 billion and generated total fee income of approximately ￦1.1 billion in connection with such transactions. The securities issued in asset securitization transactions are sold mainly to institutional investors buying through Korean securities firms.

Investment Banking

Through Woori Bank and Woori Investment Bank, we engage in investment banking activities in Korea. In addition, we provide project finance and financial advisory services, in the area of social overhead capital projects such as highway, port, power and water and sewage projects, as well as structured finance, leveraged buy-out financing, equity and venture financing and mergers and acquisitions financing services. In 2020, we generated investment banking revenue of approximately ￦505 billion from gains on investment in foreign bonds and equity securities and fees from advisory and other services.

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

The table below sets forth certain information regarding our foreign currency assets and borrowings:

	As of December 31,
	2018		2019		2020
	(in millions of US$)
Total foreign currency assets	US$	35,587	US$	40,060	US$	46,150
Foreign currency borrowings
Call money		872		115		383
Long-term borrowings		4,167		4,427		3,858
Short-term borrowings		6,336		7,509		7,681

Total foreign currency borrowings	US$	11,375	US$	12,051	US$	11,922

The table below sets forth the overseas subsidiaries and direct branches of Woori Bank in operation as of December 31, 2020:

Business Unit(1)	Location
Subsidiaries:
Woori America Bank	United States
PT Bank Woori Saudara Indonesia 1906, Tbk	Indonesia
Woori Global Markets Asia Limited	China (Hong Kong)
Woori Bank (China) Limited	China
AO Woori Bank	Russia
Banco Woori Bank do Brasil S.A.	Brazil
Woori Finance Myanmar Co., Ltd.	Myanmar
Wealth Development Bank Corporation	Philippines
Woori Bank Vietnam Limited	Vietnam
WB Finance Co., Ltd.	Cambodia
Woori Bank Europe GmbH	Germany
Branches, Agencies and Representative Offices:
London Branch	United Kingdom
Tokyo Branch	Japan
Singapore Branch	Singapore
Hong Kong Branch	China (Hong Kong)
Bahrain Branch	Bahrain
Dhaka Branch	Bangladesh
Gaeseong Branch(2)	Korea
New York Agency	United States
Los Angeles Branch	United States
Chennai Branch	India
Sydney Branch	Australia
Dubai Branch	United Arab Emirates
Gurgaon Branch	India
Mumbai Branch	India
Kuala Lumpur Representative Office	Malaysia
Yangon Representative Office	Myanmar
Iran Representative Office(3)	Iran
Katowice Representative Office	Poland

(1)	Does not include subsidiaries and branches in liquidation or dissolution.
(2)	Due to the shutdown of the Gaeseong Industrial Complex in February 2016, the Gaeseong Branch is currently located at our corporate headquarters in Seoul.
(3)	No longer operational (i.e., no employees or office space) since December 2018 following the re-imposition of sanctions.

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

Woori America Bank currently operates over 25 branches in states including New York, New Jersey, Maryland, Virginia, Pennsylvania and California and provides retail and corporate banking services targeted towards the Korean-American community. As of December 31, 2020, Woori America Bank had total assets of US$2,306 million and shareholders’ equity of US$304 million.

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

In January 2014, Woori Bank completed the purchase of an additional 27% equity interest (in addition to the 6% equity interest it previously acquired through its subsidiary PT. Bank Woori Indonesia) in PT. Bank Himpunan Saudara 1906, an Indonesian commercial bank with a network of over 100 branches and offices throughout Indonesia. In December 2014, PT. Bank Woori Indonesia merged with and into PT. Bank Himpunan Saudara 1906. The merged entity, in which Woori Bank holds a 79.9% equity interest, was renamed PT Bank Woori Saudara Indonesia 1906, Tbk and became Woori Bank’s consolidated subsidiary. As of December 31, 2020, PT Bank Woori Saudara Indonesia 1906, Tbk had total assets of US$2,743 million and shareholders’ equity of US$515 million.

In October 2016, Woori Bank acquired a 51% equity interest in Wealth Development Bank Corp., a thrift bank in the Philippines with a network of 25 branches and over 400 employees as of December 31, 2020.

In November 2016, Woori Bank obtained a banking license to establish a local subsidiary in Vietnam, Woori Bank Vietnam, which commenced operations in January 2017 and currently operates 14 branches throughout the country.

Woori Bank is also expanding its network of branches in South and Southeast Asia through our other local subsidiaries, including PT Bank Woori Saudara Indonesia 1906, Tbk, Woori Finance Myanmar and Wealth Development Bank Corp. In June 2018, Woori Bank acquired VisionFund (Cambodia) Ltd., a microfinance deposit-taking institution in Cambodia, which was renamed WB Finance Co., Ltd. In February 2020, with the approval of the Cambodian financial authorities, Woori Finance (Cambodia) Plc., a microfinance institution, merged with and into WB Finance Co., Ltd. As of December 31, 2020, WB Finance Co., Ltd. had total assets of US$779 million and shareholders’ equity of US$229 million.

In November 2018, Woori Bank established a German subsidiary, Woori Bank Europe GmbH, which is headquartered in Frankfurt and conducts our European operations. As of December 31, 2020, Woori Bank Europe GmbH had total assets of US$297 million and shareholders’ equity of US$42 million.

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

We receive fees for our trust management services that are generally based upon a percentage, ranging between 0.01% and 1.2%, of the net asset value of the assets under management. We also receive penalty payments when customers terminate their trust deposit prior to the original contract maturity. Fees that we received for trust management services (including those fees related to property trust management services, described below, but excluding those fees relating to guaranteed trusts, which are eliminated in consolidation) amounted to ￦177 billion in 2018, ￦171 billion in 2019 and ￦86 billion in 2020.

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

	As of December 31,
	2018		2019		2020
	(in billions of Won)
Principal and interest guaranteed trusts	￦	1	￦	1	￦	—
Principal guaranteed trusts		1,409		1,401		1,361
Performance trusts		36,451		36,288		37,315

Total	￦	37,861	￦	37,690	￦	38,676

The trust assets we manage consist principally of investment securities, loans made from the trusts and amounts due from banks. The investment securities consist of government-related debt securities, corporate debt securities, including bonds and commercial paper, equity securities and other securities. As of December 31, 2020, our money trusts had invested in securities with an aggregate book value of ￦10,645 billion, which accounted for approximately 26.9% of our money trust assets. Debt securities accounted for ￦6,170 billion of this amount.

Our money trusts also invest, to a lesser extent, in equity securities, including beneficiary certificates issued by investment trust management companies. As of December 31, 2020, equity securities held by our money trusts amounted to ￦4,475 billion, which accounted for approximately 11.3% of our money trust assets. Of this amount, ￦13 billion was from money trusts over which we had investment discretion and the remainder was from specified money trusts.

Loans made by our money trusts are similar in type to the loans made by our banking operations. As of December 31, 2020, our money trusts had made loans in the aggregate principal amount of ￦8,675 billion

(excluding loans to our banking operations of ￦1,792 billion), which accounted for approximately 21.9% of our money trust assets.

The amounts due from banks consist of local currency and foreign currencies. As of December 31, 2020, such amounts due from banks totaled ￦17,919 billion, which accounted for approximately 45.3% of our money trust assets.

If the income from a money trust for which we provide a guarantee is less than the amount of the payments we have guaranteed, we will need to pay the amount of the shortfall with funds from special reserves maintained in our trust accounts, followed by basic fees from that money trust and funds from our banking operations. We net any payments we make as a result of these shortfalls against any gains we receive from other money trusts. No material payments of any such shortfall amounts were made in 2020.

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

In 2020, our property trust fees generally ranged from 0.003% to 5.00% of total assets under management, depending on the type of trust account product. As of December 31, 2020, the balance of our property trusts totaled ￦60,208 billion.

Property trusts are not consolidated within our financial statements.

Investment Trust Management

Through Woori Asset Management Corp., Woori Global Asset Management Co. and Woori Private Equity Asset Management Co. Ltd., we offer investment trust products to our customers and manage the assets invested by them in investment trusts. The investment trust products we offer generally take the form of beneficiary certificates evidencing an ownership interest in a particular investment trust. We currently offer various different types of investment trust products, including:

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

The following table shows the balances of our investment trusts by type as of December 31, 2020. Under IFRS, we do not consolidate investment trusts due to the fact that the assets invested are not our assets but customer assets:

As of December 31,
2020(1)
(in billions of Won)
Securities funds	￦ 23,101
Real estate funds	567
Special asset funds	1,287
Mixed asset funds	56
Money market funds	5,381

Total	￦ 30,392

(1)	Includes assets under management by Woori Private Equity Asset Management Co., Ltd. See “—Other Businesses—Private Equity.”

We receive fees for our investment trust management services consisting of management fees in connection with establishing, operating and managing the investment trust, asset management fees and related advisory fees. These fees are calculated by multiplying the daily net asset value of the trust by a percentage provided in the trust documentation. Fees accrue on a daily basis and are paid out as expenses periodically. Fees from our investment trust management services amounted to ￦17 billion in 2020.

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

Trustee and Custodian Services Relating to Securities Investment Trusts

Through Woori Bank, as of December 31, 2020, we acted as a trustee for 4,077 securities investment trusts, mutual funds and other investment funds. We receive a fee for acting as a trustee and generally perform the following functions:

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

For the year ended December 31, 2020, our fee income from such services was ￦16 billion.

Other Businesses

Management of National Housing and Urban Fund

In April 2008, through Woori Bank, we were selected to be the lead manager of the National Housing and Urban Fund. The National Housing and Urban Fund provides financial support to low-income households in Korea by providing mortgage financing and construction loans for projects to build small- and medium-sized housing. As of December 31, 2020, outstanding housing loans from the National Housing and Urban Fund amounted to approximately ￦122.5 trillion, of which we originated approximately ￦66.7 trillion. The activities of the National Housing and Urban Fund are funded primarily by the issuance of national housing bonds, which must be purchased by persons and legal entities wishing to make real estate-related registrations and filings, and by subscription savings deposits held at the National Housing and Urban Fund.

In return for managing the operations of the National Housing and Urban Fund, we receive a monthly fee. This fee consists of a fund raising fee, a loan origination fee and a management fee. The fund raising fee is based on the number of National Housing and Urban Fund subscription savings deposit accounts opened and the level of activity for existing accounts and the number of National Housing and Urban Fund bonds issued or redeemed. The loan origination fee is based on the number of new National Housing and Urban Fund loans and the number of National Housing and Urban Fund mortgage loans to contractors constructing housing units that are assumed by the individual buyers of housing units and the level of activity for existing loans during each month. The management fee is based on the monthly average of the number of outstanding accounts and the monthly average of the number of overdue loans owed to the National Housing and Urban Fund. We received total fees of approximately ￦48.3 billion for managing the National Housing and Urban Fund in 2020.

Bancassurance

The term “bancassurance” refers to the marketing and sale by commercial banks of insurance products manufactured within a group of affiliated companies or by third-party insurance companies. Through Woori Bank, we market a wide range of bancassurance products. In 2020, we generated fee income of approximately ￦84.2 billion through the marketing of bancassurance products. We believe that we will be able to continue to develop an important new source of fee-based revenues by expanding our offering of these products. We have entered into bancassurance marketing arrangements with 30 insurance companies, including TongYang Life Insurance, Hanwha Life Insurance, Samsung Life Insurance, Samsung Fire and Marine Insurance, Hyundai Fire and Marine Insurance and American International Assurance, and plan to enter into additional insurance product marketing arrangements with other leading insurance companies whose names and reputation are likely to be familiar to our customer base.

Private Equity

In 2016, Woori Private Equity Co., Ltd., which was established in October 2005, registered as a specialized private placement collective investment business under the Financial Investment Services and Capital Markets Act and changed its name to Woori Private Equity Asset Management Co., Ltd., or Woori PEAM. Such registration enabled it to manage specialized private placement collective investment vehicles (which include hedge funds) targeting professional investors, in addition to its existing business of making long-term and strategic investments in buyout target companies and actively involving itself in their management. In 2018 and 2019, Woori PEAM launched three private equity funds for which it acted as general partner, Woori-Hanwha Eureka Private Equity Fund, the size of which was approximately ￦43.5 billion, Woori-Shinyoung Growth-Cap Private Equity Fund I, the size of which was approximately ￦163 billion, and Woori-Q Corporate Restructuring Private Equity Fund, the size of which was approximately ￦155 billion. As of December 31, 2020, Woori PEAM managed a total of 17 alternative investment funds (other than the three private equity funds mentioned above) with total investments of ￦1.4 trillion and total managed assets of ￦791 billion. We expect that Woori PEAM will continue to provide us with investment opportunities, through identifying potential investees suffering from inefficient management and effecting financial restructuring and strategic reorientation in those investees so as to enhance their enterprise value, as well as serve as a source of business for other segments by managing specialized private placement collective investment vehicles for professional investors.

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

•

In March 2016, the Financial Services Commission introduced an individual savings account scheme in Korea, which enables individuals to efficiently manage a wide range of retail investment vehicles, including cash deposits, investment funds and securities investment products, from a single integrated account with one financial institution and offers tax benefits on investment returns. Since the scheme backed by the Korean government allows only one individual savings account per person, financial institutions have been competing to retain existing customers and attract new customers since the launch of the individual savings account scheme. Over 30 financial institutions, including banks, securities companies and insurance companies, have registered with the Financial Services Commission to sell their individual savings account products, and we expect fierce competition among these institutions.

•

In April 2019, the Financial Services Commission approved and is currently conducting test procedures for a financial regulatory sandbox, a framework set up to allow financial service providers to test new business models in a less regulated environment, as part of its efforts to work closely with the fintech sector and provide support to facilitate its development. We plan to implement several new innovative financial services through such financial regulatory sandbox, such as Woori Card’s non-resident foreigner services for international wire transfers and credit card rent payments, in the third quarter of 2021. Over 130 financial services have been similarly approved for such testing under the financial regulatory sandbox.

•

In December 2019, the Financial Services Commission launched an “open banking” system, which allows customers to view banking account information, regardless of institution, through a single mobile application. Such integrated system is expected to allow fintech firms to share payment networks with banks, thereby lowering transaction fees and encouraging the development of new payment services.

•

In August 2020, amendments to the Credit Information Use and Protection Act established the framework for MyData services in Korea, which allow the collection of customers’ personal credit information from credit information providers/users or public institutions upon the customer’s request and subject to compliance requirements, so that customers may access such collected personal credit information in whole or in part. In January 2021, the Financial Services Commission granted licenses to 28 companies to operate as MyData service providers, 14 of which were fintech firms. We expect competition between traditional financial institutions and fintech firms to intensify, particularly with respect to asset management services, as MyData services are expected to expand in the second half of 2021.

Overall, such measures may not only intensify competition among traditional financial institutions in Korea, but also allow new market participants such as fintech firms to potentially gain market share in certain areas in which we operate.

Furthermore, the introduction of Internet-only banks in Korea is expected to increase competition in the Korean banking industry. Internet-only banks generally operate without branches and conduct most of their operations through electronic means, which enable them to minimize costs and offer customers higher interest rates on deposits or lower lending rates. In April 2017, K bank, the first Internet-only bank in Korea, in which

Woori Bank owns 19.9% of the equity with voting rights, commenced operations, and in July 2017, Kakao Bank, a mobile-only bank, commenced operations. In December 2019, Toss Bank obtained preliminary approval to operate as an Internet-only bank from the Financial Services Commission and is expected to be granted final approval by June 2021.

Moreover, the Korean financial industry is undergoing significant consolidation through which the number of nationwide commercial banks in Korea has significantly decreased since the financial crisis in Korea in the late 1990s. A number of significant mergers and acquisitions in the financial industry have also taken place in Korea in recent years, including the merger of Hana Bank into Korea Exchange Bank in 2015, KB Financial Group’s acquisition of Hyundai Securities Co., Ltd. in 2016 and the subsequent merger of Hyundai Securities with and into KB Investment & Securities Co., Ltd. in 2016. In 2016, Mirae Asset Securities Co., Ltd. acquired a 43% interest in KDB Daewoo Securities Co., Ltd., which subsequently merged with and into Mirae Asset Securities to create Mirae Asset Daewoo Securities Co., Ltd. In 2014, pursuant to the implementation of the Korean government’s privatization plan with respect to Woori Finance Holdings and its former subsidiaries, Woori Financial, Woori Asset Management and Woori F&I were acquired by KB Financial Group, Kiwoom Securities and Daishin Securities, respectively, and Woori Investment & Securities, Woori Aviva Life Insurance and Woori FG Savings Bank were acquired by NongHyup Financial Group. In addition, in October 2014, the KDIC’s ownership interest in Kwangju Bank and Kyongnam Bank were acquired by JB Financial Group and BS Financial Group, respectively. See “Item 4.A. History and Development of the Company—Privatization Plan.” Orange Life Insurance, Ltd. (formerly known as ING Life Insurance Korea, Ltd.) became a wholly-owned subsidiary of Shinhan Financial Group following the acquisition of equity interests by Shinhan Financial Group in February 2019 and January 2020. Furthermore, in 2020, Hana Financial Group acquired The-K Non-Life Insurance Co., Ltd. to form Hana Insurance Co., Ltd., KB Financial Group acquired The Prudential Life Insurance Company of Korea Ltd., and Shinhan Financial Group acquired the venture capital firm Neoplux.

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

Loan Portfolio

As of December 31, 2020, the balance of our total loan portfolio was ￦303,965 billion. As of December 31, 2020, 90.0% of our total loans were Won-denominated loans and 10.0% of our total loans were denominated in other currencies. Of the ￦30,429 billion of foreign currency-denominated loans as of that date, approximately 73.4% represented “foreign” loans provided by Woori Bank to offshore entities and individuals. Woori Bank extends such foreign loans primarily through its overseas branches to affiliates of large Korean manufacturing companies for trade financing and working capital.

Except where we specify otherwise, all loan amounts stated below do not include amounts due from banks and other receivables and are prior to deducting allowance for credit losses and present value discount or reflecting deferred origination costs, and all corporate loan amounts stated below include loans made to the Korean government and government-owned agencies and banks.

Loan Types

The following table presents loans by type as of the dates indicated. Total loans reflect our loan portfolio, including past due amounts.

	As of December 31,
	2016		2017		2018		2019		2020
	(in billions of Won)
Domestic:
Corporate(1):
Commercial and industrial	￦	88,968	￦	93,320	￦	96,283	￦	100,829	￦	114,525
Lease financing		7		25		55		77		858
Trade financing		10,699		9,290		9,649		6,766		7,293
Other commercial		12,923		21,283		16,177		13,748		15,931

Total corporate		112,597		123,918		122,164		121,420		138,607
Consumer:
General purpose household		30,684		34,374		36,962		37,605		40,210
Mortgage		47,630		47,476		51,280		54,511		62,274
Home equity		24,486		25,513		26,324		28,622		31,995

Total consumer		102,800		107,363		114,566		120,738		134,479
Credit cards		6,674		6,827		8,051		8,399		8,543

Total domestic		222,071		238,108		244,781		250,557		281,629
Foreign:
Corporate(2):
Commercial and industrial		10,540		9,632		11,837		15,544		16,384
Trade financing		2,156		2,655		2,186		1,782		1,482
Other commercial		350		471		700		845		829

Total corporate		13,046		12,758		14,723		18,171		18,695
Consumer		1,684		1,927		2,530		3,265		3,641

Total foreign		14,730		14,685		17,253		21,436		22,336

Total loans(3)	￦	236,801	￦	252,793	￦	262,034	￦	271,993	￦	303,965

Less: present value discount		(14)		(11)		(10)		(7)		(7)
Less: deferred origination costs (fees)		464		511		574		621		744
Less: allowance for credit losses		(1,851)		(1,770)		(1,778)		(1,575)		(1,909)

Total loans, net	￦	235,400	￦	251,523	￦	260,820	￦	271,032	￦	302,793

(1)	Including loans made to banks and the Korean government and government-owned agencies.
(2)	Including loans made to banks.
(3)	Not including due from banks and other financial assets (or other receivables) and prior to deducting allowance for credit losses and present value discount or reflecting deferred origination costs.

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

20 Largest Exposures by Borrower

As of December 31, 2020, our exposures to our 20 largest borrowers or issuers totaled ￦55,650 billion and accounted for 11.5% of our total exposures. The following table sets forth our total exposures to those borrowers or issuers as of that date:

	Loans								Guarantees and acceptances						Amounts classified as substandard or below(3)
Company (Credit Rating)(1)	Won currency		Foreign currency		Equity securities		Debt securities				Total exposures		Collateral(2)
	(in billions of Won)
Korea Development Bank (AAA)	￦	—	￦	33	￦	—	￦	10,559	￦	—	￦	10,592	￦	—	￦	—
Korean Government(4)		—		—		—		10,475		—		10,475		—		—
The Bank of Korea(4)		1,380		—		—		6,237		—		7,617		—		—
Industrial Bank of Korea (AAA)		95		33		—		5,717		—		5,845		30		—
Korea Housing Finance Corporation (AAA)		—		—		—		5,736		—		5,736		—		—
NH Investment & Securities Co., Ltd. (AA+).		2,329		—		—		—		—		2,329		64		—
Samsung Electronics Co., Ltd. (AAA)		230		1,877		5		—		1		2,113		—		—
Export-Import Bank of Korea (AAA)		—		—		—		1,615		—		1,615		—		—
Meritz Securities Co., Ltd. (AA-)		1,219		—		—		—		—		1,219		—		—
KB Securities (AA+)		950		—		—		10		—		960		—		—
Kiwoom Securities Co., Ltd. (AA-)		910		—		—		—		—		910		—		—
NongHyup Bank (AAA)		390		114		—		338		—		842		317		—
LG Display (A+)		676		109		—		—		—		785		—		—
Korea SMEs and Startups Agency (AAA)		—		—		—		763		—		763		—		—
Hana Financial Investment Co., Ltd. (AA)		709		—		—		—		—		709		—		—
Kyobo Securities (AA-)		641		—		—		—		—		641		—		—
Defense Acquisition Program Administration (A)		—		—		—		—		636		636		—		—
The Korea Securities Finance Corporation (AAA)		500		—		133		—		—		633		—		—
Kookmin Bank (AAA)		309		97		—		209		4		619		145		—
Korea Land & Housing Corporation (AAA)		328		—		—		283		—		611		—		—

Total	￦	10,666	￦	2,263	￦	138	￦	41,942	￦	641	￦	55,650	￦	556	￦	—

(1)

Credit ratings are from a domestic credit rating agency, including Korea Ratings Corporation, NICE Investors Service Co. and Korea Investors Services Inc., as of December 31, 2020. If multiple ratings were available, the lowest one is indicated.

(2)	The value of collateral is appraised based on future cash flow and observable market price.
(3)	Classification is based on the Financial Services Commission’s asset classification criteria.
(4)	Credit rating is unavailable.

As of December 31, 2020, three of these top 20 borrowers or issuers were companies belonging to the 27 largest chaebol in Korea. See “Item 3.D. Risk Factors—Risks relating to our corporate credit portfolio—We have exposure to the largest Korean commercial conglomerates, known as “chaebols,” and, as a result, financial difficulties of chaebols may have an adverse impact on us.”

Exposure to Chaebols

As of December 31, 2020, 4.2% of our total exposure was to the 27 largest chaebols in Korea. The following table shows, as of December 31, 2020, our total exposures to the 10 chaebols to which we have the largest exposure:

	Loans								Guarantees and acceptances						Amounts Classified as substandard or below(2)
Chaebol	Won currency		Foreign currency		Equity securities		Debt securities				Total exposures		Collateral(1)
	(in billions of Won)
Samsung	￦	686	￦	2,627	￦	25	￦	130	￦	826	￦	4,294	￦	41	￦	—
Hyundai Motors		1,685		967		57		30		621		3,360		—		—
LG		1,233		198		1		10		61		1,503		2		—
Hanwha		965		179		—		108		33		1,285		503		—
SK		738		78		2		34		266		1,118		126		—
Hyundai Heavy Industries		244		111		—		2		590		947		—		—
Doosan		402		124		—		—		395		921		8		—
Lotte		495		337		—		—		54		886		—		—
Kyobo Life Insurance		652		—		—		90		—		742		—		—
Hyosung		213		271		—		33		211		728		319		—

Total	￦	7,313	￦	4,892	￦	85	￦	437	￦	3,057	￦	15,784	￦	999	￦	—

(1)	The value of collateral is appraised based on future cash flow and observable market price.
(2)	Classification is based on the Financial Services Commission’s asset classification criteria.

Loan Concentration by Industry

The following table shows, as of December 31, 2020, the aggregate balance of our domestic and foreign corporate loans by industry concentration and as a percentage of our total corporate lending:

	Aggregate corporate loan balance		Percentage of total corporate loan balance
	(in billions of Won)
Industry
Manufacturing	￦	39,005	24.8%
Financial and insurance		22,497	14.3
Retail and wholesale		20,866	13.3
Hotel, leisure and transportation		9,150	5.8
Construction		4,720	3.0
Government and government agencies		276	0.2
Other		60,789	38.6

Total	￦	157,303	100.0%

Maturity Analysis

The following table sets out, as of December 31, 2020, the scheduled maturities (time remaining until maturity) of our loan portfolio:

	1 year or less		Over 1 year but not more than 5 years		Over 5 years		Total
	(in billions of Won)
Domestic
Corporate(1)
Commercial and industrial	￦	69,460	￦	40,667	￦	4,398	￦	114,525
Lease financing		37		805		16		858
Trade financing		7,293		—		—		7,293
Other commercial		11,358		3,794		779		15,931

Total corporate		88,148		45,266		5,193		138,607
Consumer
General purpose household		23,831		9,537		6,842		40,210
Mortgage		12,407		18,501		31,366		62,274
Home equity		2,738		2,778		26,479		31,995

Total consumer		38,976		30,816		64,687		134,479
Credit cards		6,951		1,465		127		8,543

Total domestic		134,075		77,547		70,007		281,629
Foreign
Corporate(2)
Commercial and industrial		9,676		5,016		1,692		16,384
Trade financing		1,481		1		—		1,482
Other commercial		318		359		152		829

Total corporate		11,475		5,376		1,844		18,695
Consumer
Other consumer		517		1,195		1,929		3,641

Total foreign		11,992		6,571		3,773		22,336

Total loans	￦	146,067	￦	84,118	￦	73,780	￦	303,965

(1)	Including loans made to banks and the Korean government and government-owned agencies.
(2)	Including loans made to banks.

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

Interest Rates

The following table shows, as of December 31, 2020, the total amount of our loans due after one year that have fixed interest rates and variable or adjustable interest rates:

	Domestic		Foreign		Total
	(in billions of Won)
Fixed rate(1)	￦	65,840	￦	3,589	￦	69,429
Variable or adjustable rates(2)		81,714		6,754		88,468

Total loans	￦	147,554	￦	10,343	￦	157,897

(1)	Fixed rate loans are loans for which the interest rate is fixed for the entire term.
(2)	Variable or adjustable rate loans are loans for which the interest rate is not fixed for the entire term.

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

Foregone interest is the portion of the contractual interest due on problem loans that we have not accrued in our books. If we had not foregone interest on our problem loans, we would have recorded gross interest income of ￦61 billion, ￦60 billion and ￦63 billion for 2018, 2019 and 2020 respectively, on loans accounted for as problem loans throughout the year, or since origination for loans held for part of the year. The actual amount of interest income on those loans included in our net income for 2018 and 2019 was ￦34 billion, ￦39 billion and ￦28 billion, respectively.

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

The following table shows, as of the dates indicated, the amount of loans that were problem loans and accruing loans which were past due 90 days or more:

	As of December 31,
	2016						2017						2018						2019						2020
	Domestic		Foreign		Total		Domestic		Foreign		Total		Domestic		Foreign		Total		Domestic		Foreign		Total		Domestic		Foreign		Total
Loans classified as problem loans(1)
Corporate(2)	￦	1,200	￦	67	￦	1,267	￦	924	￦	145	￦	1,069	￦	627	￦	35	￦	662	￦	688	￦	42	￦	730	￦	510	￦	181	￦	691
Consumer(3)		442		20		462		460		23		483		537		24		561		559		20		579		452		21		473

Sub-total		1,642		87		1,729		1,384		168		1,551		1,164		59		1,223		1,247		62		1,309		962		202		1,164
Accruing loans which are contractually past due 90 days or more as to principal or interest(1)
Corporate(2)		3		—		3		2		—		2		1		—		1		11		—		11		38		—		38
Consumer(3)		—		—		—		—		—		—		—		—		—		—		—		—		83		—		83

Sub-total		3		—		3		2		—		2		1		—		1		11		—		11		121		—		121

Total	￦	1,645	￦	87	￦	1,732	￦	1,386	￦	168	￦	1,553	￦	1,165	￦	59	￦	1,224	￦	1,258	￦	62	￦	1,320	￦	1,083	￦	202	￦	1,285

(1)	Not including due from banks and other financial assets (or other receivables), and prior to deducting allowance for credit losses and present value discount or reflecting deferred origination costs.
(2)	Including loans made to banks and the Korean government and government-owned agencies.
(3)	Includes credit card balances of ￦142 billion, ￦163 billion, ￦188 billion, ￦208 billion and ￦94 billion as of December 31, 2016, 2017, 2018, 2019 and 2020, respectively.

The following table shows, as of the dates indicated, the amount of problem loans, potential problem loans and non-performing loans:

	As of December 31,
	2018		2019		2020
	(in billions of Won)
Problem loans	￦	1,223	￦	1,309	￦	1,164
Potential problem loans(1)		1,513		1,345		1,265
Non-performing loans		1,329		1,157		1,236

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

	As of December 31, 2020
	Normal			Past due by 1 month or less			Past due by 1-3 months			Past due by 3-6 months			Past due by more than 6 months			Total
	(in billions of Won, except percentages)
	Amount		%	Amount past due		%	Amount past due		%	Amount past due		%	Amount past due		%	Amount		%
Domestic
Corporate(1)
Commercial and industrial	￦	113,988	37.6%	￦	219	0.1%	￦	90	0.0%	￦	106	0.0%	￦	122	0.0%	￦	114,525	37.7%
Lease financing		849	0.3		4	0.0		1	0.0		1	0.0		3	0.0		858	0.3
Trade financing		7,276	2.4		1	0.0		8	0.0		6	0.0		2	0.0		7,293	2.4
Other commercial		15,887	5.2		7	0.0		3	0.0		5	0.0		29	0.0		15,931	5.2

Total corporate		138,000	45.5		231	0.1		102	0.0		118	0.0		156	0.0		138,607	45.6
Consumer
General purpose household		39,852	13.1		158	0.1		64	0.0		51	0.0		85	0.0		40,210	13.2
Mortgages		61,938	20.4		206	0.1		42	0.0		30	0.0		58	0.0		62,274	20.5
Home equity		31,845	10.5		90	0.0		23	0.0		17	0.0		20	0.0		31,995	10.5

Total consumer		133,635	44.0		454	0.2		129	0.0		98	0.0		163	0.0		134,479	44.2
Credit cards		8,382	2.8		73	0.0		44	0.0		44	0.0		—	0.0		8,543	2.8

Total domestic		280,017	92.3		758	0.3		275	0.0		260	0.0		319	0.0		281,629	92.6
Foreign
Corporate(2)
Commercial and industrial		16,265	5.4		6	0.0		—	0.0		15	0.0		98	0.0		16,384	5.4
Trade financing		1,482	0.5		—	0.0		—	0.0		—	0.0		—	0.0		1,482	0.5
Other commercial		829	0.3		—	0.0		—	0.0		—	0.0		—	0.0		829	0.3

Total corporate		18,576	6.2		6	0.0		—	0.0		15	0.0		98	0.0		18,695	6.2
Consumer		3,530	1.2		17	0.0		11	0.0		10	0.0		73	0.0		3,641	1.2

Total foreign		22,106	7.4		23	0.0		11	0.0		25	0.0		171	0.0		22,336	7.4

Total loans(3)	￦	302,123	99.7%	￦	781	0.3%	￦	286	0.0%	￦	285	0.0%	￦	490	0.0%	￦	303,965	100.0%

(1)	Including loans made to banks and the Korean government and government-owned agencies.
(2)	Including loans made to banks.
(3)	Not including due from banks and other receivables, and prior to deducting allowance for credit losses and present value discount or reflecting deferred origination costs.

	As of December 31, 2019
	Normal			Past due by 1 month or less			Past due by 1-3 months			Past due by 3-6 months			Past due by more than 6 months			Total
	(in billions of Won, except percentages)
	Amount		%	Amount past due		%	Amount past due		%	Amount past due		%	Amount past due		%	Amount		%
Domestic
Corporate(1)
Commercial and industrial	￦	100,415	37.1%	￦	117	0.0%	￦	111	0.0%	￦	93	0.0%	￦	93	0.0%	￦	100,829	37.1%
Lease financing		77	0.0		—	0.0		—	0.0		—	0.0		—	0.0		77	0.0
Trade financing		6,758	2.5		1	0.0		2	0.0		3	0.0		2	0.0		6,766	2.5
Other commercial		13,705	5.1		6	0.0		3	0.0		5	0.0		29	0.0		13,748	5.1

Total corporate		120,955	44.7		124	0.0		116	0.0		101	0.0		124	0.0		121,420	44.7
Consumer
General purpose household		37,368	13.8		120	0.0		45	0.0		33	0.0		39	0.0		37,605	13.8
Mortgages		54,145	19.9		202	0.1		67	0.0		41	0.0		56	0.0		54,511	20.1
Home equity		28,450	10.5		87	0.0		32	0.0		23	0.0		30	0.0		28,622	10.5

Total consumer		119,963	44.2		409	0.1		144	0.0		97	0.0		125	0.0		120,738	44.3
Credit cards		8,189	3.1		100	0.0		55	0.0		55	0.0		—	0.0		8,399	3.1

Total domestic		249,107	92.0		633	0.1		315	0.0		253	0.0		249	0.0		250,557	92.1
Foreign
Corporate(2)
Commercial and industrial		15,474	5.7		19	0.0		7	0.0		15	0.0		29	0.0		15,544	5.7
Trade financing		1,781	0.7		—	0.0		—	0.0		—	0.0		1	0.0		1,782	0.7
Other commercial		828	0.3		—	0.0		17	0.0		—	0.0		—	0.0		845	0.3

Total corporate		18,083	6.7		19	0.0		24	0.0		15	0.0		30	0.0		18,171	6.7
Consumer		3,217	1.2		14	0.0		8	0.0		7	0.0		19	0.0		3,265	1.2

Total foreign		21,300	7.9		33	0.0		32	0.0		22	0.0		49	0.0		21,436	7.9

Total loans(3)	￦	270,407	99.9%	￦	666	0.1%	￦	347	0.0%	￦	275	0.0%	￦	298	0.0%	￦	271,993	100.0%

(1)	Including loans made to banks and the Korean government and government-owned agencies.
(2)	Including loans made to banks.
(3)	Not including due from banks and other receivables, and prior to deducting allowance for credit losses and present value discount or reflecting deferred origination costs.

	As of December 31, 2018
	Normal			Past due by 1 month or less			Past due by 1-3 months			Past due by 3-6 months			Past due by more than 6 months			Total
	(in billions of Won, except percentages)
	Amount		%	Amount past due		%	Amount past due		%	Amount past due		%	Amount past due		%	Amount		%
Domestic
Corporate(1)
Commercial and industrial	￦	95,811	36.6%	￦	169	0.1%	￦	117	0.0%	￦	84	0.0%	￦	102	0.0%	￦	96,283	36.7%
Lease financing		55	0.0		—	0.0		—	0.0		—	0.0		—	0.0		55	0.0
Trade financing		9,633	3.7		3	0.0		3	0.0		6	0.0		4	0.0		9,649	3.7
Other commercial		16,133	6.2		6	0.0		3	0.0		3	0.0		32	0.0		16,177	6.2

Total corporate		121,632	46.5		178	0.1		123	0.0		93	0.0		138	0.0		122,164	46.6
Consumer
General purpose household		36,652	14.0		170	0.1		55	0.0		37	0.0		48	0.0		36,962	14.1
Mortgages		50,862	19.5		281	0.1		59	0.0		39	0.0		39	0.0		51,280	19.6
Home equity		26,112	10.0		117	0.0		36	0.0		24	0.0		35	0.0		26,324	10.0

Total consumer		113,626	43.5		568	0.2		150	0.0		100	0.0		122	0.0		114,566	43.7
Credit cards		7,818	3.1		123	0.0		58	0.0		52	0.0		—	0.0		8,051	3.1

Total domestic		243,076	93.1		869	0.3		331	0.0		245	0.0		260	0.0		244,781	93.4
Foreign
Corporate(2)
Commercial and industrial		11,778	4.5		8	0.0		13	0.0		3	0.0		35	0.0		11,837	4.5
Trade financing		2,185	0.8		—	0.0		—	0.0		—	0.0		1	0.0		2,186	0.8
Other commercial		700	0.3		—	0.0		—	0.0		—	0.0		—	0.0		700	0.3

Total corporate		14,663	5.6		8	0.0		13	0.0		3	0.0		36	0.0		14,723	5.6
Consumer		2,502	1.0		3	0.0		4	0.0		4	0.0		17	0.0		2,530	1.0

Total foreign		17,165	6.6		11	0.0		17	0.0		7	0.0		53	0.0		17,253	6.6

Total loans(3)	￦	260,241	99.7%	￦	880	0.3%	￦	348	0.0%	￦	252	0.0%	￦	313	0.0%	￦	262,034	100.0%

(1)	Including loans made to banks and the Korean government and government-owned agencies.
(2)	Including loans made to banks.
(3)	Not including due from banks and other receivables, and prior to deducting allowance for credit losses and present value discount or reflecting deferred origination costs.

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

A portion of our loans to and debt securities of corporate customers are currently in workout, restructuring or rehabilitation. As of December 31, 2020, ￦125 billion, or 0.03%, of our total loans and debt securities were in workout, restructuring or rehabilitation. This included ￦17 billion of loans to and debt securities of large corporate borrowers in workout, restructuring or rehabilitation and ￦98 billion of loans to and debt securities of small- and medium-sized enterprises in workout, restructuring or rehabilitation, which represented 0.00% and 0.03% of our total loans and debt securities, respectively. At Woori Bank, the Corporate Restoration Department manages its workout, restructured and rehabilitated loans. Upon approval of a workout, restructuring or rehabilitation plan, a credit exposure is initially classified as precautionary or lower and thereafter cannot be classified higher than precautionary with limited exceptions. If a corporate borrower is in workout, restructuring or rehabilitation, we take the status of the borrower into account in assessing our loans to and collateral from that borrower for purposes of establishing our allowance for credit losses.

The following table shows, as of December 31, 2020, our 10 largest exposures that were in workout, restructuring or rehabilitation:

	Loans								Guarantees and Acceptances						Amounts Classified as Substandard or Below(2)		Allowance for Credit Loss
Company	Won Currency		Foreign Currency		Equity Securities		Debt Securities				Total Exposures		Collateral(1)
	(in billions of Won)
Orient Shipyard	￦	5	￦	—	￦	—	￦	—	￦	48	￦	53	￦	—	￦	54	￦	3
Crea		16		—		—		—		—		16		8		16		7
J.Y Heavy Industries		12		—		—		—		—		12		10		12		5
Kodaco		10		—		—		—		—		10		—		10		10
PT Delta Dunia Tekstil		—		9		—		—		—		9		—		9		3
Skono Korea		6		—		—		—		—		6		3		6		2
Crea Gunsan		6		—		—		—		—		6		4		4		2
Won Bang Cast Iron		5		—		—		—		—		5		5		5		—
Trans-Pacific Resources		1		2		—		—		2		5		2		3		2
Rio Logistics		4		—		—		—		—		4		3		4		1

Total	￦	65	￦	11	￦	—	￦	—	￦	50	￦	126	￦	35	￦	123	￦	35

(1)	The value of collateral is appraised based on future cash flow and observable market price.
(2)	Classification is based on the Financial Services Commission’s asset classification criteria.

Potential Problem Loans

As of December 31, 2020, we had ￦1,265 billion of corporate loans in respect of which we had serious doubt as to the borrower’s ability to comply with repayment terms in the near future. Potential problem loans are those classified as precautionary that we determine, through our internal loan review process, as requiring close management due to the borrower’s financial condition, our forecast for the industry in which it operates or as a result of other developments relating to its business. The following table shows changes in our potential problem loans for each of the years indicated:

	Year ended December 31,
	2019		2020
	(in billions of Won)
Balance at the beginning of the year	￦	1,513	￦	1,345
Increase in the balance of potential problem loans to borrowers who became newly classified as borrowers with potential problem loans during the year		398		440
Decrease in the balance of potential problem loans to borrowers to whom we had potential problem loans outstanding at the end of the preceding year and have potential problem loans outstanding at the end of the year		(109)		(55)
Decrease in the balance of potential problem loans to borrowers to whom we had potential problem loans outstanding at the end of the preceding year but no longer have any loans outstanding at the end of the year		(294)		(468)
Decrease in the balance of potential problem loans to borrowers to whom we had potential problem loans outstanding at the end of the preceding year but have loans outstanding classified as normal at the end of the year		(207)		(80)
Net other increase in the balance of potential problem loans to existing borrowers to whom we had potential problems loans outstanding at the end of the year		44		83

Balance at the end of the year	￦	1,345	￦	1,265

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

	As of December 31,
	2016	2017	2018	2019	2020
	(in billions of Won, except percentages)
Total non-performing loans	￦2,080(1)	￦1,853(2)	￦1,329(3)	￦1,157(4)	￦1,236(5)
As a percentage of total loans	0.88%	0.73%	0.51%	0.43%	0.41%

(1)	Excludes ￦102 billion of previously delinquent credit card balances restructured into loans that were classified as normal or precautionary.
(2)	Excludes ￦122 billion of previously delinquent credit card balances restructured into loans that were classified as normal or precautionary.
(3)	Excludes ￦137 billion of previously delinquent credit card balances restructured into loans that were classified as normal or precautionary.
(4)	Excludes ￦154 billion of previously delinquent credit card balances restructured into loans that were classified as normal or precautionary.
(5)	Excludes ￦123 billion of previously delinquent credit card balances restructured into loans that were classified as normal or precautionary.

The above amounts do not include loans classified as substandard or below that we sold to third parties. See “—Sales of Non-Performing Loans.”

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

The following table sets forth, as of the dates indicated, our total non-performing loans by type of loan:

	As of December 31,
	2016			2017		2018			2019			2020
	Amount		%	Amount	%	Amount		%	Amount		%	Amount		%
	(in billions of Won, except percentages)
Domestic
Corporate
Commercial and industrial	￦	1,222	58.8%	￦1,051	56.6%	￦	741	55.8%	￦	528	45.6%	￦	534	43.20%
Lease financing		—	—	—	0.0		—	0.0		—	0.0		10	0.80
Trade financing		259	12.4	288	15.6		65	4.9		63	5.4		38	3.10
Other commercial		151	7.3	98	5.3		99	7.4		103	8.9		81	6.60

Total corporate		1,632	78.5	1,437	77.5		905	68.1		694	59.9		663	53.70
Consumer
General purpose household(1)		227	10.9	187	10.1		190	14.3		166	14.4		202	16.30
Mortgage		60	2.9	73	3.9		94	7.1		117	10.1		113	9.10

Total consumer		287	13.8	260	14.0		284	21.4		283	24.5		315	25.40
Credit cards		51	2.4	57	3.1		70	5.3		74	6.4		61	4.90

Total domestic		1,970	94.7	1,754	94.6		1,259	94.8		1,051	90.8		1,039	84.00
Foreign
Corporate
Commercial and industrial		91	4.4	74	4.0		43	3.2		59	5.1		117	9.50
Lease financing		—	0.0	—	0.0		—	0.0		—	0.0		—	0.00
Trade financing		1	0.0	2	0.1		1	0.1		—	0.0		—	0.00
Other commercial		—	0.0	7	0.4		—	0.0		17	1.5		—	0.00

Total corporate		92	4.4	83	4.5		45	3.3		76	6.6		117	9.50
Consumer		18	0.9	16	0.9		25	1.9		30	2.6		80	6.50

Total foreign		110	5.3	99	5.4		70	5.2		106	9.2		197	16.00

Total non- performing loans	￦	2,080	100.0%	￦1,853	100.0%	￦	1,329	100.0%	￦	1,157	100.0%	￦	1,236	100.0%

(1)	Includes home equity loans.

The following table presents an analysis of the changes in our non-performing loans for each of the years indicated:

	Year ended December 31,
	2019		2020
	(in billions of Won)
Balance at the beginning of the year	￦	1,329	￦	1,157
Additions to non-performing loans
Loans transferred into non-performing loans		1,393		1,522
Reductions in non-performing loans
Loans sold		(289)		(271)
Loans modified and returned to performing loans		(299)		(254)
Loans paid down or paid off		(296)		(256)
Loans charged-off		(681)		(662)
Other		—		—

Total net reductions to non-performing loans		(172)		79

Balance at the end of the year	￦	1,157	￦	1,236

Top 20 Non-Performing Loans.  As of December 31, 2020, our 20 largest non-performing loans accounted for 29.9% of our total non-performing loan portfolio. The following table shows, as of that date, certain information regarding those loans:

	Gross principal outstanding		Allowance for credit losses		Collateral(1)		Industry
	(in billions of Won)
Borrower A	￦	56	￦	56	￦	—	Other
Borrower B		34		11		20	Manufacturing
Borrower C		32		29		—	Shipping
Borrower D		29		15		—	Manufacturing
Borrower E		25		25		—	Other
Borrower F		25		1		25	Manufacturing
Borrower G		19		6		13	Real estate
Borrower H		18		7		—	Construction
Borrower I		18		4		14	Manufacturing
Borrower J		16		7		8	Manufacturing
Borrower K		16		5		15	Manufacturing
Borrower L		13		6		—	Manufacturing
Borrower M		12		5		10	Manufacturing
Borrower N		11		—		11	Real estate
Borrower O		10		10		—	Manufacturing
Borrower P		10		10		—	Construction
Borrower Q		6		2		—	Financial and insurance
Borrower R		6		2		—	Financial and insurance
Borrower S		6		3		3	Real estate
Borrower T		6		6		1	Manufacturing

Total	￦	368	￦	210	￦	120

(1)	The value of collateral is appraised based on future cash flow and observable market price.

Non-Performing Loans and Impaired Loans

The term “non-performing loan” is used for our asset quality management in accordance with the Banking Industry Supervision Regulations of Korea, whereas the term “impaired loan” is used for financial reporting purposes based on our internal accounting policies in accordance with IFRS 9 (or IAS 39 for periods prior to 2018).

Major differences between non-performing loans and impaired loans are as follows:

Item	Non-performing loans	Impaired loans
Relevant regulation or accounting principle	Banking Industry Supervision Regulations of Korea (loans classified as “substandard,” “doubtful” or “estimated loss”)	Our internal policy based on IFRS 9 (or IAS 39)

Scope	Loans	Loans (not including due from banks and other financial assets) under IFRS 9 (or loans and receivables (including due from banks and other receivables) under IAS 39)

Purchased impaired loans	Not included	Included

Loans classified as “precautionary” based on the Financial Services Commission’s asset classification criteria	Not included	Loans classified as “precautionary,” for which the borrower has a capital deficit or its auditor’s opinion on its financial statements is modified or qualified, are included

The following table shows, as of the dates indicated, the amounts of impaired loans and non-performing loans:

	As of December 31,
	2018		2019		2020
	(in billions of Won)
Impaired loans	~~￦~~	1,621	~~￦~~	1,386	~~￦~~	1,435
Precautionary loans meeting the definition of impaired loans(1)		—		—		—
Others		1,621		1,386		1,435
Non-performing loans		1,329		1,157		1,236

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

In addition to making efforts to collect on our non-performing loans, we also undertake measures to reduce the overall level of our non-performing loans. These measures include:

•	selling our non-performing loans to structured companies established in connection with our joint ventures with several financial institutions; and

•	selling our non-performing loans to third parties.

See “—Sales of Non-Performing Loans.” We generally expect to suffer a partial loss on loans that we sell or securitize, to the extent such sales and securitizations are recognized as such under IFRS.

Foreclosure and Collateral. We generally foreclose on mortgages or exercise our security interests in respect of other collateral if a collateralized obligation becomes overdue for more than three months. At that time, we will petition a court to foreclose on collateral and to sell that collateral through a court-supervised auction. Under Korean law, that petition must be filed with a court that has jurisdiction over the mortgaged property, and must be filed together with a copy of the mortgage agreement and an extract of the court registry regarding the subject property. The court will then issue an order to commence the foreclosure auction, which will be registered in the court registry of the subject property. If no bidder bids at least the minimum amount set by the court on the first auction date, the court will set another date for a subsequent auction approximately one month later. Each time a new auction date is set, the minimum auction price will be lowered by approximately 20%. Unlike laws relating to foreclosure in the United States, Korean law does not provide for non-judicial foreclosure. During 2018, 2019 and 2020, we held collateral with respect to loan balances overdue for more than three months representing approximately 0.1%, 0.1% and 0.1%, respectively, of our interest-bearing loan balances in each of those periods.

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

Sales of Non-Performing Loans

The overall asset quality of our loan portfolio is affected by sales of non-performing loans. These sales have been made primarily to third parties. The following table sets forth information regarding our sales of loans for the periods indicated:

	Year Ended December 31,
	2018						2019						2020
Purchaser	Net Carrying Amount(1)		Sale Price		Gain (Loss)		Net Carrying Amount(1)		Sale Price		Gain (Loss)		Net Carrying Amount(1)		Sale Price		Gain (Loss)
	(in billions of Won)
KAMCO	￦	—	￦	—	￦	—	￦	95	￦	101	￦	6	￦	14	￦	14	￦	—
Structured companies	￦	155	￦	197	￦	42	￦	55	￦	60	￦	4	￦	60	￦	67	￦	7
UAMCO(2)		—		—		—		40		47		7		87		98		11
Others(3)		—		19		19		—		15		15		29		54		25

Total	￦	155	￦	216	￦	61	￦	190	￦	223	￦	32	￦	190	￦	233	￦	43

(1)	Net carrying amount represents the net value of non-performing loans after deduction of allowance for credit losses on such basis.
(2)	Woori Bank holds a 14% equity interest in UAMCO.
(3)	Includes ￦5 million of sales to Korea Asset Management Corporation in 2018, which may be subject to repurchase by us.

Allocation and Analysis of Allowances for Credit Losses

The following table presents, as of the dates indicated, the allocation of our allowances for credit losses by loan type:

	As of December 31,
	2016			2017			2018			2019			2020
	(in billions of Won, except percentages)
Domestic
Corporate
Commercial and industrial	￦	975	52.7%	￦	893	50.4%	￦	863	48.5%	￦	684	43.4%	￦	917	48.0%
Lease financing		—	—		1	0.1		1	0.1		2	0.1		10	0.5
Trade financing		277	14.9		297	16.8		171	9.6		135	8.6		95	5.0
Other commercial		183	9.8		143	8.0		130	7.3		107	6.8		89	4.7

Total corporate		1,435	77.4		1,334	75.3		1,165	65.5		928	58.9		1,111	58.2
Consumer
General purpose household(1)		149	8.0		187	10.6		258	14.5		256	16.3		368	19.3
Mortgage		9	0.5		11	0.6		19	1.1		16	1.0		14	0.7

Total consumer		158	8.5		198	11.2		277	15.6		272	17.3		382	20.0
Credit cards		155	8.4		182	10.3		260	14.6		274	17.4		259	13.6

Total domestic		1,748	94.3		1,714	96.8		1,702	95.7		1,474	93.6		1,752	91.8
Foreign
Corporate
Commercial and industrial		92	5.0		39	2.2		53	3.0		58	3.7		122	6.4
Trade financing		1	0.1		3	0.2		3	0.2		2	0.1		1	0.1
Other commercial		1	0.1		7	0.4		5	0.3		22	1.4		4	0.2

Total corporate		94	5.2		49	2.8		61	3.5		82	5.2		127	6.7
Consumer		9	0.5		7	0.4		15	0.8		19	1.2		30	1.6

Total foreign		103	5.7		56	3.2		76	4.3		101	6.4		157	8.3

Total allowance for credit losses(2)	￦	1,851	100.0%	￦	1,770	100.0%	￦	1,778	100.0%	￦	1,575	100.0%	￦	1,909	100.0%

(1)	Includes home equity loans.
(2)	Not including due from banks and other financial assets (or other receivables).

The following table presents an analysis of the changes in our allowances for credit losses for each of the years indicated:

	Year ended December 31,
	2016		2017		2018(4)		2019(4)		2020(4)
	(in billions of Won)
Balance at the beginning of the year(1)	￦	2,051	￦	1,851	￦	2,018	￦	1,778	￦	1,575
Bad debt expenses for the period		822		896		375		380		787
Increase on repurchases of non-performing loans		—		—		—		—		175
Changes due to business combination		—		—		—		—		—
Gross charge-offs
Domestic
Corporate
Commercial and industrial		(613)		(352)		(239)		(179)		(171)
Lease financing		—		—		—		—		—
Trade financing		(67)		(29)		(26)		(14)		(23)
Other commercial		(19)		(39)		(6)		(5)		(6)

Total corporate		(699)		(420)		(271)		(198)		(200)
Consumer
General purpose household(2)		(152)		(143)		(201)		(214)		(178)
Mortgage		(3)		(4)		(3)		(3)		(4)

Total consumer		(155)		(147)		(204)		(217)		(182)
Credit cards		(242)		(228)		(243)		(281)		(246)
Total domestic		(1,096)		(795)		(718)		(696)		(628)
Foreign		(23)		(37)		(18)		(24)		(43)
Allowances relating to loans sold		(115)		(66)		(52)		(45)		(76)

Total gross charge-offs		(1,234)		(898)		(788)		(765)		(747)
Recoveries:
Domestic
Corporate
Commercial and industrial		153		65		98		54		54
Lease financing		—		—		—		—		—
Trade financing		18		6		11		3		4
Other commercial		21		14		17		6		8

Total corporate		192		85		126		63		66
Consumer
General purpose household(2)		29		25		29		35		39
Mortgage		25		20		23		27		32

Total consumer		54		45		52		62		71
Credit cards		44		51		57		60		66

Total domestic		290		181		235		185		203
Foreign		—		1		2		3		—

Total recoveries		290		182		237		188		203

Net charge-offs		(944)		(716)		(551)		(577)		(544)
Foreign exchange translation effects		1		(3)		—		2		(3)
Others(3)		(79)		(258)		(64)		(13)		(81)
Business combination		—		—		—		5		—

Balance at the end of the year		￦1,851		￦1,770		￦1,778		￦1,575		￦1,909

Ratio of net charge-offs during the period to average loans outstanding during the period		0.4%		0.3%		0.2%		0.2%		0.2%

(1)	The application of IFRS 9 resulted in a one-off increase of ￦248 billion in the opening balance of allowances for loan losses as of January 1, 2018.
(2)	Includes home equity loans.
(3)	Includes unwinding of discount.
(4)	See Note 10-(6) of the notes to our consolidated financial statements for changes in allowance for loan losses according to stages of credit risk deterioration of financial assets.

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

In 2002, the Financial Services Commission established the Credit Counseling and Recovery Service based upon an agreement among approximately 160 financial institutions in Korea. Upon application to the Credit Counseling and Recovery Service and approval by creditor financial institutions representing a majority of the outstanding unsecured debt and two-thirds of the outstanding secured debt, a qualified “credit delinquent person” with outstanding debts to two or more financial institutions in an aggregate amount not exceeding ￦500 million may participate in an individual work-out program designed to restructure such person’s debt and rehabilitate such person’s credit. The aggregate amount of loans of Woori Bank which became subject to such individual work-out programs in 2020 was ￦109 billion. In 2020, Woori Bank recovered approximately ￦10 billion with respect to its loans subject to such individual work-out programs.

Under the Korean Debtor Recovery and Bankruptcy Law, a qualified individual debtor with outstanding debts in an aggregate amount not exceeding threshold amounts of ￦500 million of unsecured debt and/or ￦1 billion of secured debt may restructure his or her debts through a court-supervised debt restructuring that is binding on creditors. The aggregate amount of loans of Woori Bank which became subject to such court-supervised debt restructuring in 2020 was ￦355 billion. In 2020, Woori Bank recovered ￦54 billion with respect to its loans subject to such court-supervised debt restructuring.

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

In March 2009, the Financial Services Commission requested Korean banks, including Woori Bank, to establish a “pre-workout program,” including a credit counseling and recovery service, for retail borrowers with outstanding short-term debt. Under the pre-workout program, maturity extensions and/or interest rate adjustments are provided to retail borrowers with total loans of less than ￦1.5 billion (consisting of no more than ￦500 million of unsecured loans and ￦1 billion of secured loans) who are in arrears on their payments for more than 30 days but less than 90 days. The aggregate amount of consumer credit Woori Bank provided which became subject to the pre-workout program in 2020 was ￦49 billion. See “Item 3.D. Risk Factors—Risks relating to our consumer credit portfolio—We may experience increases in delinquencies in our consumer loan and credit card portfolios.”

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

Book Value and Fair Value

The following table sets out the book value and fair value of securities in our portfolio as of the dates indicated:

	As of December 31,
	2018				2019				2020
	Book Value		Fair Value		Book Value		Fair Value		Book Value		Fair Value
	(in billions of Won)
Financial assets at fair value through profit or loss
Financial assets at fair value through profit or loss mandatorily measured at fair value
Equity securities	￦	878	￦	878	￦	688	￦	688	￦	571	￦	571
Debt securities
Korean treasury and government agencies		516		516		873		873		1,020		1,020
Financial institutions		534		534		600		600		873		873
Corporate		775		775		762		762		762		762
Capital contributions		423		423		515		515		866		866
Beneficiary certificates		985		985		1,366		1,366		2,812		2,812
Others		—		—		102		102		232		232

Total	￦	4,111	￦	4,111	￦	4,906	￦	4,906	￦	7,136	￦	7,136

Financial assets at fair value through other comprehensive income
Equity securities	￦	951	￦	951	￦	935	￦	935	￦	1,081	￦	1,081
Debt securities
Korean treasury and government agencies		1,358		1,358		1,153		1,153		2,923		2,923
Financial institutions		11,253		11,253		17,770		17,770		17,997		17,997
Corporate		1,825		1,825		3,917		3,917		3,897		3,897
Foreign currency bonds		2,636		2,636		3,875		3,875		4,032		4,032
Securities loaned		40		40		81		81		100		100

Total	￦	18,063	￦	18,063	￦	27,731	￦	27,731	￦	30,029	￦	30,029

Securities at amortized cost
Debt securities
Korean treasury and government agencies	￦	7,523	￦	7,575	￦	8,044	￦	8,144	￦	6,947	￦	7,250
Financial institutions		9,475		9,494		6,695		6,737		4,845		4,895
Corporate		5,707		5,732		5,068		5,108		4,726		4,810
Foreign currency bonds		234		233		519		524		508		525

Allowance for credit losses		(7)		—		(6)		—		(5)		—

Total	￦	22,932	￦	23,034	￦	20,320	￦	20,513	￦	17,021	￦	17,480

Total securities	￦	45,106	￦	45,208	￦	52,957	￦	53,150	￦	54,186	￦	54,645

Maturity Analysis

The following table categorizes our debt securities by maturity and weighted average yield as of December 31, 2020:

	As of December 31, 2020
	Within 1 year			Over 1 but Within 5 years			Over 5 but Within 10 years			Over 10 years			Total
	(in billions of Won, except percentages)
	Amount		Weighted Average Yield(1)	Amount		Weighted Average Yield(1)	Amount		Weighted Average Yield(1)	Amount		Weighted Average Yield(1)	Amount		Weighted Average Yield(1)
Financial assets at fair value through profit or loss(2)
Korean treasury and government agencies	￦	366	1.70%	￦	505	1.42%	￦	149	1.43%	￦	—	—%	￦	1,020	1.52%
Financial institutions		392	1.05		481	1.04		—	—		—	—		873	1.04
Corporate		578	1.98		184	1.64		—	—		—	—		762	1.90
Others		10	1.90		6	0.76		6	0.37		210	—		232	0.11

Total	￦	1,346	1.63%	￦	1,176	1.30%	￦	155	1.39%	￦	210	—%	￦	2,887	1.36%

Financial assets at fair value through other comprehensive income
Korean treasury and government agencies	￦	242	2.10%	￦	2,423	1.45%	￦	258	1.58%	￦	—	—%	￦	2,923	1.52%
Financial institutions		9,744	1.48		8,253	1.13		—	—		—	—		17,997	1.32
Corporate		1,524	1.72		2,322	1.42		51	1.83		—	—		3,897	1.55
Foreign currency bonds		1,192	1.24		2,573	1.62		221	3.50		46	1.38		4,032	1.61
Securities loaned		—	—		100	1.08		—	—		—	—		100	1.08

Total	￦	12,702	1.50%	￦	15,671	1.31%	￦	530	2.41%	￦	46	1.38%	￦	28,949	1.41%

Financial assets at amortized cost
Korean treasury and government agencies	￦	1,188	2.49%	￦	5,680	1.84%	￦	77	1.67%	￦	—	—%	￦	6,945	1.95%
Financial institutions		3,289	1.96		1,553	1.85		—	—		—	—		4,842	1.93
Corporate		691	2.45		3,142	2.09		718	1.89		174	1.95		4,725	2.11
Foreign currency bonds		129	1.08		319	3.36		49	3.50		12	3.02		509	2.79

Total	￦	5,297	2.12%	￦	10,694	1.96%	￦	844	1.97%	￦	186	2.02%	￦	17,021	2.01%

(1)

The weighted average yield for the portfolio represents the yield to maturity for each individual security, weighted using its book value (which is the amortized cost in the case of financial assets at amortized cost and the fair value in the case of financial assets at fair value through other comprehensive income and financial assets at fair value through profit or loss).

(2)	Excludes securities such as puttable instruments.

Risk Concentrations

As of December 31, 2020, we held the following debt securities of individual issuers where the aggregate book value of those securities exceeded 10% of our owners’ equity at such date. As of December 31, 2020, our owners’ equity was ~~￦~~23,054 billion.

	As of December 31, 2020
	Book Value		Market Value
	(in billions of Won)
Name of issuer:
The Korea Development Bank	~~￦~~	10,559	~~￦~~	10,598
Korean government		10,475		10,779
The Bank of Korea		6,237		6,242
Industrial Bank of Korea		5,717		5,729
Korea Housing Finance Corporation		5,736		5,774

Total	~~￦~~	38,724	~~￦~~	39,122

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

Customer deposits are our principal funding source. Customer deposits accounted for 82.7% of our total funding as of December 31, 2018, 83.0% of our total funding as of December 31, 2019 and 82.2% of our total funding as of December 31, 2020.

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

As of December 31, 2020, approximately 87.8% of our total funding was denominated in Won.

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

	For the year ended December 31,
	2018			2019			2020
	Average Balance(1)		Average Cost	Average Balance(1)		Average Cost	Average Balance(1)		Average Cost
	(in billions of Won, except percentages)
Demand deposits	￦	8,512	0.60%	￦	8,213	0.43%	￦	10,110	0.48%
Time deposits and savings deposits		196,806	1.23		211,732	1.33		225,563	0.91
Certificates of deposit		5,091	2.04		4,760	2.21		1,677	1.31
Other deposits(2)		26,254	1.31		28,930	1.63		34,861	1.03

Average total deposits	￦	236,663	1.23%	￦	253,635	1.35%	￦	272,211	0.91%

(1)	Average balances are based on daily balances for Woori Bank and on quarterly balances for all of our other subsidiaries and our structured companies.
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

Maturities of Certificates of Deposit and Other Time Deposits

The following table presents, as of December 31, 2020, the remaining maturities of our certificates of deposit and other time deposits which had fixed maturities in excess of ￦100 million:

	As of December 31, 2020
	Certificates of Deposit		Other Time Deposits		Total
	(in billions of Won)
Maturing within three months	￦	637	￦	33,608	￦	34,245
After three but within six months		526		25,940		26,466
After six but within 12 months		768		43,568		44,336
After 12 months		93		4,894		4,987

Total	￦	2,024	￦	108,010	￦	110,034

Long-Term Debt

The aggregate amount of contractual maturities of all long-term debt, which consists of debentures and borrowings with original maturities exceeding one year, as of December 31, 2020 was as follows:

	Amount
	(in billions of Won)
Due in 2021	￦	16,527
Due in 2022		10,469
Due in 2023		8,881
Due in 2024		4,177
Due in 2025		1,643
Thereafter		3,467

Gross long-term debt		45,164
Less: discount		(26)

Total long-term debt, net	￦	45,138

Short-Term Borrowings

The following table presents, for the periods indicated, information regarding our short-term borrowings, with an original maturity of one year or less:

	As of and for the year ended December 31,
	2018		2019		2020
	(in billions of Won, except percentages)
Call money
Year-end balance	￦	975	￦	134	￦	416
Average balance(1)		1,047		1,197		1,073
Maximum balance		1,540		1,782		2,574
Average interest rate(2)		2.0%		2.9%		0.7%
Year-end interest rate		0.0~7.3%		(0.3)~3.5%		(0.3)~3.8%
Borrowings from the Bank of Korea(3)
Year-end balance	￦	1,335	￦	1,771	￦	2,678
Average balance(1)		1,421		1,444		2,363
Maximum balance		1,468		1,771		2,727
Average interest rate(2)		0.7%		0.6%		0.3%
Year-end interest rate		0.5~0.8%		0.5~0.8%		0.3%
Other short-term borrowings (4)
Year-end balance	￦	8,087	￦	9,931	￦	12,974
Average balance(1)		8,006		10,743		13,194
Maximum balance		8,859		11,913		14,035
Average interest rate(2)		1.8%		1.8%		1.3%
Year-end interest rate		0.05~6.4%		(0.3)~8.7%		(0.5)~10.6%

(1)	Average balances are based on daily balances for Woori Bank and on quarterly balances for all of our other subsidiaries and our structured companies.
(2)	Average interest rates for the year are calculated by dividing the total interest expense by the average amount borrowed.
(3)	Borrowings from the Bank of Korea generally mature within one month for borrowings in Won and six months for borrowings in foreign currencies.
(4)

Other short-term borrowings include borrowings from trust accounts, bills sold, bonds sold under repurchase agreements, borrowings in domestic and foreign currency, short-term secured borrowings and foreign currency debentures. Other short-term borrowings have maturities of 30 days to one year and are unsecured.

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

Pursuant to regulations promulgated by the Financial Services Commission commencing in 2013 to implement Basel III, Korean bank holding companies were required to maintain a minimum ratio of common equity Tier I capital to risk-weighted assets of 3.5% and Tier I capital to risk-weighted assets of 4.5% from December 1, 2013, which minimum ratios were increased to 4.0% and 5.5%, respectively, from January 1, 2014 and increased further to 4.5% and 6.0%, respectively, from January 1, 2015. Such requirements are in addition to the pre-existing requirement for a minimum ratio of Tier I and Tier II capital (less any capital deductions) to risk-weighted assets of 8.0%, which remains unchanged. The amended regulations also require an additional capital conservation buffer of 2.5%, as well as a potential counter-cyclical capital buffer of up to 2.5%, which is determined on a quarterly basis by the Financial Services Commission. Furthermore, bank holding companies designated as domestic systemically important banks for 2021 by the Financial Services Commission are subject to an additional capital requirement of 1.0%.

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

“Major investor” is defined as:

•

a shareholder holding (together with persons who have a special relationship with that shareholder) in excess of 10% (or in the case of a bank holding company controlling regional banks only, 15%) in the aggregate of the bank holding company’s total issued and outstanding voting shares; or

•

a shareholder holding (together with persons who have a special relationship with that shareholder) more than 4% in the aggregate of the total issued and outstanding voting shares of the bank holding company controlling nationwide banks, where the shareholder is the largest shareholder or has actual control over the major business affairs of the bank holding company through, for example, appointment and dismissal of the officers pursuant to the Enforcement Decree of the Financial Holding Company Act.

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

(3)

any sanctions levied on the financial holding company and its direct and indirect subsidiaries under the Financial Holding Company Act or any corrective measures or sanctions under the Act on the Structural Improvement of the Financial Industry; and

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

(2)	any same shareholder group where the aggregate assets of all non-financial business companies belonging to that group equals or exceeds ~~￦~~2 trillion;

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

Under the Bank Act, approval to commence a commercial banking business or a long-term financing business must be obtained from the Financial Services Commission. Commercial banking business is defined as the lending of funds acquired predominantly from the acceptance of demand deposits for a period not exceeding one year or subject to the limitation established by the Financial Services Commission, for a period between one year and three years. Long-term financing business is defined as the lending, for periods in excess of one year, of funds acquired predominantly from paid-in capital, reserves or other retained earnings, the acceptance of time deposits with maturities of at least one year, or the issuance of debentures or other bonds. A bank wishing to enter into any business other than commercial banking and long-term financing businesses, such as a trust business, must file a report to the Financial Services Commission. Approval to merge with any other banking institution, to liquidate, spin off, or close a banking business or to transfer all or a part of a business must also be obtained from the Financial Services Commission.

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

Capital Adequacy

The Bank Act requires nationwide banks, such as us, to maintain a minimum paid-in capital of ~~￦~~100 billion and regional banks to maintain a minimum paid-in capital of ~~￦~~25 billion. All banks, including foreign bank branches in Korea, are also required to maintain a prescribed solvency position. A bank must also set aside in its legal reserve an amount equal to at least 10% of the net income after tax each time it pays dividends on net profits earned until its legal reserve reaches at least the aggregate amount of its paid-in capital.

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

All banks must meet minimum ratios of Tier I and Tier II capital (less any capital deductions) to risk-weighted assets, determined in accordance with Financial Services Commission requirements that have been formulated based on BIS standards. These requirements were adopted and became effective in 1996, and were amended effective January 1, 2008 upon the implementation by the Financial Supervisory Service of Basel II. Under such requirements, all domestic banks and foreign bank branches are required to meet a minimum ratio of Tier I and Tier II capital (less any capital deductions) to risk-weighted assets of 8.0%. Commencing in July 2013, the Financial Services Commission promulgated a series of amended regulations implementing Basel III, pursuant to which Korean banks and bank holding companies were required to maintain a minimum ratio of common equity Tier I capital to risk-weighted assets of 3.5% and Tier I capital to risk-weighted assets of 4.5% from December 1, 2013, which minimum ratios were increased to 4.0% and 5.5%, respectively, from January 1, 2014 and increased further to 4.5% and 6.0%, respectively, from January 1, 2015. Such requirements are in addition to the pre-existing requirement for a minimum ratio of Tier I and Tier II capital (less any capital deductions) to risk-weighted assets of 8.0%, which remains unchanged. The amended regulations also require an additional capital conservation buffer of 2.5% in 2020 and 2021, as well as a potential counter-cyclical capital buffer of up to 2.5%, which is determined on a quarterly basis by the Financial Services Commission. Furthermore, we and Woori Bank were each designated as a domestic systemically important bank holding company and a domestic systematically important bank for 2020 by the Financial Services Commission and was subject to an additional capital requirement of 1.0% in 2020. In June 2020, we and Woori Bank were again each designated as a domestic systemically important bank holding company and a domestic systemically important bank, respectively, for 2021, which subjects us and Woori Bank to the additional capital requirement of 1.0% in 2021.

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

Liquidity

All banks are required to ensure adequate liquidity by matching the maturities of their assets and liabilities in accordance with the Regulation on the Supervision of the Banking Business. Banks may not invest an amount exceeding 100% of their Tier I and Tier II capital (less any capital deductions) in equity securities and certain other securities with a redemption period of over three years. This stipulation does not apply to Korean government bonds, Monetary Stabilization Bonds issued by the Bank of Korea or debentures and stocks referred to in items 1 and 2, respectively, of paragraph (6) of Article 11 of the Act on the Structural Improvement of the Financial Industry. The Financial Services Commission uses the liquidity coverage ratio as the principal liquidity risk management measure, and currently requires each Korean bank to:

•	maintain a liquidity coverage ratio (defined as the ratio of highly liquid assets to total net cash outflows over a 30-day period) of not less than 100%;

•	maintain a foreign currency liquidity coverage ratio of not less than 80%; and

•	submit monthly reports with respect to the maintenance of these ratios.

In April 2020, in order to encourage financial institutions to provide financial support to companies adversely affected by COVID-19, the Financial Services Commission announced that it would temporarily lower the required liquidity coverage ratio to 85% and the required foreign currency liquidity coverage ratio to 70%. Following a series of extensions by the Financial Services Commission, these temporary deregulation measures are currently scheduled to expire at the end of September 2021, which may be subject to change.

The Monetary Policy Committee of the Bank of Korea is empowered to fix and alter minimum reserve requirements that banks must maintain against their deposit liabilities. The current minimum reserve ratios are:

•	7% of average balances for Won currency demand deposits outstanding;

•

0% of average balances for Won currency employee asset establishment savings deposits, employee long-term savings deposits, employee house purchase savings deposits, long-term house purchase savings deposits, household long-term savings deposits and employee preferential savings deposits outstanding (with respect to employee-related deposits and long-term household savings deposits, only if such deposits were made prior to February 28, 2013); and

•	2% of average balances for Won currency time deposits, installment savings deposits, mutual installments, housing installments and certificates of deposit outstanding.

For foreign currency deposit liabilities, a 2% minimum reserve ratio is applied to time deposits with a maturity of one month or longer, certificates of deposit with a maturity of 30 days or longer and savings deposits with a maturity of six months or longer and a 7% minimum reserve ratio is applied to other deposits. A 1% minimum reserve ratio applies to deposits in offshore accounts, immigrant accounts and resident accounts opened by financial institutions (excluding bank holding companies) and the Export-Import Bank of Korea as well as foreign currency certificates of deposit held by account holders of such offshore accounts, immigrant accounts and resident accounts opened by financial institutions (excluding bank holding companies) and the Export-Import Bank of Korea.

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

Net Stable Funding Ratio and Leverage Ratio Requirements

The Financial Services Commission has implemented the Regulation on Supervision of the Banking Business, which imposes certain liquidity- and leverage-related ratio requirements on banks in Korea, in accordance with Basel III. Pursuant to such Regulation, each Korean bank is required to:

•

maintain a net stable funding ratio (defined as the ratio of the available amount of stable funding to the required amount of stable funding) of not less than 100%, where (i) the available amount of stable funding generally refers to the portion of liabilities and capital expected to be reliable over a one-year time horizon and (ii) the required amount of stable funding generally refers to the amount of stable funding that is required to be maintained based on the liquidity characteristics, residual maturities and off-balance sheet exposures of the bank’s assets, each as calculated in accordance with the Detailed Regulation on Supervision of the Banking Business;

•

maintain a leverage ratio (defined as the ratio of core capital to total exposures) of not less than 3%, where (i) core capital includes paid-in capital, capital surplus, retained earnings and hybrid Tier I capital instruments and (ii) total exposures include on-balance sheet exposures, derivative exposures, securities financing transaction exposures and off-balance sheet exposures, each as calculated in accordance with the Detailed Regulation on Supervision of the Banking Business; and

•	submit monthly reports with respect to the maintenance of these ratios.

Financial Exposure to Any Individual Customer or Major Shareholder

Under the Bank Act, subject to certain exceptions, the sum of large exposures by a bank—in other words, the total sum of its credits to single individuals, juridical persons or business groups that exceed 10% of the sum of Tier I and Tier II capital (less any capital deductions)—generally must not exceed five times the sum of Tier I and Tier II capital (less any capital deductions). In addition, subject to certain exceptions, banks generally may not extend credit (including loans, guarantees, purchases of securities (limited to those extended for financial support) and any other transactions that directly or indirectly create credit risk) in excess of 20% of the sum of Tier I and Tier II capital (less any capital deductions) to a single individual or juridical person, or grant credit in excess of 25% of the sum of Tier I and Tier II capital (less any capital deductions) to a single group of companies as defined in the Monopoly Regulations and Fair Trade Act.

The Bank Act also provides for certain restrictions on extending credits to a major shareholder. A “major shareholder” is defined as:

•

a shareholder holding (together with persons who have a special relationship with that shareholder) in excess of 10%; (or 15% in the case of regional banks) in the aggregate of the bank’s total issued and outstanding voting shares; or

•

a shareholder holding (together with persons who have a special relationship with such shareholder) in excess of 4% in the aggregate of the bank’s (excluding regional banks) total issued and outstanding voting shares of a bank (excluding shares subject to the shareholding restrictions on “non-financial business group companies” as described below), where such shareholder is the largest shareholder or has actual control over the major business affairs of the bank through, for example, appointment and dismissal of the officers pursuant to the Enforcement Decree of the Bank Act. Non-financial business group companies primarily consist of: (i) any single shareholding group whose non-financial company assets comprise no less than 25% of its aggregate net assets; (ii) any single shareholding group whose non-financial company assets comprise no less than ~~￦~~2 trillion in aggregate; or (iii) any investment company under the Financial Investment Services and Capital Markets Act of which any single shareholding group identified in (i) or (ii) above, owns more than 4% of the total issued and outstanding shares.

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

Interest Rates

Korean banks generally depend on deposits as their primary funding source. Under the Act on Registration of Credit Business, Etc. and Protection of Finance Users and the regulations thereunder, interest rates on loans made by registered banks in Korea to individuals or small corporations, as defined under the Framework Act on Small and Medium Enterprises, currently may not exceed 24% per annum. An amendment to regulations on loans that reduces the maximum interest rate that may be charged from 24% to 20% is expected to become effective in July 2021. Historically, interest rates on deposits and lending were regulated by the Monetary Policy Committee. There are no controls on deposit interest rates in Korea, except for the prohibition on interest payments on current account deposits.

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

Disclosure of Management Performance

For the purpose of protecting depositors and investors in commercial banks, the Financial Services Commission requires commercial banks to publicly disclose certain material matters, including:

•	financial condition and profit and loss of the bank and its subsidiaries;

•	fund raising by the bank and the appropriation of such funds;

•	any sanctions levied on the bank under the Bank Act or any corrective measures or sanctions under the Act on the Structural Improvement of the Financial Industry; and

•

except as may otherwise have been disclosed by a bank or its financial holding company listed on the KRX KOSPI Market in accordance with the Financial Investment Services and Capital Markets Act, occurrence of any of the following events or any other event as prescribed by the applicable regulations that have damaged or are likely to damage the soundness of the bank’s management:

(i)

loans bearing no profit made to a single business group in an amount exceeding 10% of the sum of the bank’s Tier I and Tier II capital (less any capital deductions) as of the end of the previous month (where the loan exposure to that borrower is calculated pursuant to the criteria under the Detailed Regulation on the Supervision of the Banking Business), unless the loan exposure to that group is not more than ~~￦~~4 billion; and

(ii)

any loss due to court judgments or similar decisions in civil proceedings in an amount exceeding 1% of the sum of the bank’s Tier I and Tier II capital (less any capital deductions) as of the end of the previous month, unless the loss is not more than ~~￦~~1 billion.

Restrictions on Lending

Pursuant to the Bank Act and its sub-regulations, commercial banks may not provide:

•	loans directly or indirectly secured by a pledge of a bank’s own shares;

•	loans directly or indirectly to enable a natural or juridical person to buy the bank’s own shares;

•

loans to any of the bank’s officers or employees, other than de minimis loans of up to (i) ~~￦~~20 million in the case of a general loan, (ii) ~~￦~~50 million in the case of a general loan plus a housing loan or (iii) ~~￦~~60 million in the aggregate for general loans, housing loans and loans to pay damages arising from wrongful acts of employees in financial transactions;

•	credit (including loans) secured by a pledge of shares of a subsidiary corporation of the bank or to enable a natural or juridical person to buy shares of a subsidiary corporation of the bank; or

•	loans to any officers or employees of a subsidiary corporation of the bank, other than general loans of up to ~~￦~~20 million or general and housing loans of up to ~~￦~~50 million in the aggregate.

Regulations Relating to Retail Household Loans

The Financial Services Commission has implemented a number of changes in recent years to the regulations relating to retail household lending by banks. Under the currently applicable regulations:

•

as to loans secured by housing (including apartments) located nationwide, the loan-to-value ratio (the aggregate principal amount of loans secured by such collateral over the appraised value of the collateral) should not exceed 70%;

•

as to loans secured by housing (including apartments) located in areas of excessive investment or housing (including apartments) located in areas of high speculation, in each case as designated by the government, where the price does not exceed ~~￦~~900 million, the loan-to-value ratio should not exceed 40%, except that such maximum loan-to-value ratio should be 50% for low-income households that (i) have an annual income of less than ~~￦~~80 million (or ~~￦~~90 million for first-home buyers), (ii) do not currently own any housing and (iii) are using the loan to purchase low-price housing valued at less than ~~￦~~600 million;

•

as to any new loans secured by high-priced housing (including apartments) located in areas of excessive investment or high speculation, in each case, as designated by the government, where the price exceeds ~~￦~~900 million (based on the data of a certified rating institution, for which the detailed standards shall be as determined by the director of the Financial Supervisory Service), the loan-to-value ratio should not exceed 40% for the portion of the price not exceeding ~~￦~~900 million, and should not exceed 20% for the amount of such price exceeding ~~￦~~900 million, and no new loans shall be made available for any high-priced housing (including apartments) located in areas of excessive investment or high speculation, where the price exceeds ~~￦~~1.5 billion;

•

as to any new loans secured by housing to be extended to a household that already owns one or more houses, the maximum loan-to-value ratio is 10% lower than the applicable loan-to-value ratio described above;

•

any new loans secured by housing (including apartments) located in areas of excessive investment or high speculation, in each case, as designated by the government, are not permitted for households that already own one or more houses unless otherwise specified by the applicable regulations;

•	any new loans secured by high-priced housing (including apartments) located in areas of excessive investment or high speculation, in each case, as designated by the government, where the price exceeds

~~￦~~900 million (based on the data of a certified rating institution, for which the detailed standards shall be as determined by the director of the Financial Supervisory Service), are generally prohibited;

•

as to loans secured by housing (including apartments) located in areas of excessive investment or high speculation, in each case, as designated by the government, the borrower’s debt-to-income ratio (calculated as (1) the aggregate annual total payment amount of (x) the principal of and interest on loans secured by such housing and (y) the interest on other debts of the borrower over (2) the borrower’s annual income) should not exceed 40%, except that such maximum debt-to-income ratio is 50% for low-income households that (i) have an annual income of less than ~~￦~~80 million (or ~~￦~~90 million for first-home buyers), (ii) do not currently own any housing and (iii) are using the loan to purchase low-price housing valued at less than ~~￦~~600 million;

•

as to any new loans secured by apartments located in an unregulated Seoul metropolitan area to be extended to a household that already owns one or more houses, the maximum debt-to-income ratio is 10% lower than the applicable debt-to-income ratio described above; and

•

as to any new loans extended to a household that has already obtained a loan secured by high priced housing (including apartments) located in areas of excessive investment or high speculation, as designated by the government, the borrower’s debt-service-ratio (calculated as (1) the aggregate annual total payment amount of the principal of and interest on financial liabilities, including the loans secured by such high-priced housing, divided by (2) the borrower’s annual income) should not exceed 40% unless otherwise specified by the applicable regulations.

Restrictions on Investments in Property

A bank may not invest in securities set forth below in excess of 100% of the sum of the bank’s Tier I and Tier II capital (less any capital deductions):

•

debt securities (within the meaning of paragraph (3) of Article 4 of the Financial Investment Services and Capital Markets Act) the maturity of which exceeds three years, but excluding government bonds, monetary stabilization bonds issued by the Bank of Korea and bonds within the meaning of item 2, paragraph (6) of Article 11 of the Act on the Structural Improvement of the Financial Industry;

•	equity securities, but excluding securities within the meaning of item 1, paragraph (6) of Article 11 of the Act on the Structural Improvement of the Financial Industry;

•	derivatives linked securities (within the meaning of paragraph (7) of Article 4 of the Financial Investment Services and Capital Markets Act) the maturity of which exceeds three years; and

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

Restrictions on Bank Ownership

Under the Bank Act, a single shareholder and persons who have a special relationship with that shareholder generally may acquire beneficial ownership of no more than 10% of a nationwide bank’s total issued and outstanding shares with voting rights and no more than 15% of a regional bank’s total issued and outstanding shares with voting rights. The Korean government, the KDIC and bank holding companies qualifying under the Financial Holding Company Act are not subject to this limit. Pursuant to the Bank Act, non-financial business group companies may not acquire beneficial ownership of shares of a nationwide bank in excess of 4% (or 15% in the case of a regional bank) of that bank’s outstanding voting shares, unless they satisfy certain requirements set forth by the Enforcement Decree of the Bank Act, obtain the approval of the Financial Services Commission and agree not to exercise voting rights in respect of shares in excess of the 4% limit (or the 15% limit in the case of a regional bank), in which case they may acquire beneficial ownership of up to 10% of a nationwide bank’s outstanding voting shares. The Bank Act grants an exception for non-financial business group companies which, at the time of the enactment of the amended provisions, held more than 4% of the shares of a bank.

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

Deposit Insurance System

The Depositor Protection Act provides insurance for certain deposits of banks in Korea through a deposit insurance system. Under the Depositor Protection Act, all banks governed by the Bank Act are required to pay an insurance premium to the KDIC on a quarterly basis, and the rate is determined under the Enforcement Decree to the Depositor Protection Act. If the KDIC makes a payment on an insured amount, it will acquire the depositors’ claims with respect to that payment amount. The KDIC insures a maximum of ~~￦~~50 million per individual for deposits and interest in a single financial institution, regardless of when the deposits were made and the size of the deposits.

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

Under the Financial Investment Services and Capital Markets Act, which became effective in February 2009, a bank with a trust business license (such as Woori Bank) is permitted to offer both specified money trust account products and unspecified money trust account products. However, pursuant to guidelines from regulatory authorities that discourage the sale of unspecified money trust account products, sales of such products have generally been suspended.

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

Restrictions on Funding

Under the Specialized Credit Financial Business Act and the regulations thereunder, a credit card company must ensure that its total assets do not exceed an amount equal to eight times its equity capital and that the ratio of its adjusted equity capital to its adjusted total assets is not less than 8.0%. However, if a credit card company is unable to comply with such limit upon the occurrence of unavoidable events, such as drastic changes in the domestic and global financial markets, such limit may be adjusted through a resolution of the Financial Services Commission.

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

In addition, a credit card company may not solicit credit card members by:

•

providing economic benefits or promising to provide economic benefits in excess of 10% of the annual credit card fee (in the case of credit cards with annual fees that are less than the average of the annual fees charged by major credit cards in Korea, the annual fee will be deemed to be equal to such average annual fee) in connection with issuing a credit card; provided, however, that providing economic benefits to or promising to provide economic benefits not exceeding the amount of the annual credit card fee to an applicant that becomes a credit card member through an online platform is permissible;

•	soliciting applicants on roads, public places or along corridors used by the general public;

•	soliciting applicants through visits, except those visits made upon prior consent and visits to a business area;

•

soliciting applicants through the Internet, without verifying whether the applicant is who he or she purports to be using a digital signature under the Digital Signature Act which is capable of verifying his or her real name; and

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

The following chart provides an overview of our structure, including our significant subsidiaries and our ownership of such subsidiaries as of the date of this annual report:

The following table provides summary information for our subsidiaries (other than structured companies) that are consolidated in our consolidated financial statements as of and for the year ended December 31, 2020:

Subsidiary	Percentage of Ownership	Total Assets		Shareholders’ Equity		Operating Revenue		Net Income
	(in millions of Won)
Woori Bank	100.0%	~~￦~~	374,310,415	~~￦~~	23,520,257	~~￦~~	26,838,766	~~￦~~	1,363,224
Woori Card Co., Ltd.	100.0%		11,366,596		2,053,610		1,388,208		120,230
Woori Financial Capital Co., Ltd.	86.9%		8,880,117		826,277		218,945		(30,349)
Woori Investment Bank Co., Ltd.	58.7%		4,332,474		528,880		256,079		63,937
Woori FIS Co., Ltd.	100.0%		97,479		37,902		249,169		2,013
Woori Finance Research Institute Co., Ltd.	100.0%		7,232		3,543		6,223		105
Woori Credit Information Co., Ltd.	100.0%		40,860		31,030		40,010		1,879
Woori Fund Service Co., Ltd.	100.0%		18,957		16,785		13,346		2,563
Woori Asset Trust Co., Ltd.	51.0%		185,634		129,238		79,426		35,312
Woori Asset Management Corp.	73.0%		136,460		113,049		26,158		6,797
Woori Private Equity Asset Management Co., Ltd.	100.0%		38,035		36,026		4,773		823
Woori Global Asset Management Co., Ltd	100.0%		37,935		28,128		10,652		(1,449)

Item 4.D.	Property, Plants and Equipment

Our registered office and corporate headquarters, with a total area of approximately 97,222 square meters, are located at 51, Sogong-ro, Jung-gu, Seoul, Korea. Information regarding certain of our properties in Korea as of December 31, 2020 is presented in the following table:

Type of Facility/Building	Location	Area
		(square meters)
Woori Bank registered office and corporate headquarters	51, Sogong-ro, Jung-gu, Seoul, Korea 04632	97,222
Woori Bank Sangam Tower	17, World Cup buk-ro 60-gil, Mapo-gu, Seoul, Korea 03921	81,475
Woori Bank Digital Tower	48,Sogong-ro, Jung.gu, Seoul, Korea 04631	33,022

As of December 31, 2020, we had a network of 821 banking branches in Korea, 223 of which are housed in buildings owned by us, while the remaining branches are leased properties. Lease terms are generally from two to three years and seldom exceed five years. We also have subsidiaries in the United States, China, Hong Kong, Russia, Indonesia, Cambodia, Brazil, Myanmar, the Philippines, Vietnam and Germany and branches, agencies and representative offices across the world. See “Item 4.B. Business Overview—Capital Markets Activities—International Banking.” We do not own any material properties outside of Korea.

As of December 31, 2020, the net book value of the properties owned by us and our right-of-use assets was ￦2,840 billion and ￦448 billion, respectively. As of the same date, our lease liabilities amounted to ￦407 billion.

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

Trends in the Korean Economy

Our financial position and results of operations have been and will continue to be significantly affected by financial and economic conditions in Korea. Substantial growth in lending in Korea to small- and medium-sized enterprises in recent years, and financial difficulties experienced by such enterprises as a result of, among other things, adverse changes in economic conditions in Korea and globally (such as the COVID-19 pandemic continuing to affect many countries worldwide, including Korea), may lead to increasing delinquencies and a deterioration in overall asset quality in the credit exposures of Korean banks to small- and medium-sized enterprises. Our loans to small- and medium-sized enterprises increased from ￦85,367 billion as of December 31, 2019 to ￦97,476 billion as of December 31, 2020. In 2020, we recorded charge-offs of ￦219 billion in respect of our Won-denominated loans to small- and medium-sized enterprises, compared to charge-offs of ￦185 billion in 2019. See “Item 3.D. Risk Factors—Risks relating to our corporate credit portfolio—The largest portion of our exposure is to small- and medium-sized enterprises, and financial difficulties experienced by companies in this segment may result in a deterioration of our asset quality and have an adverse impact on us.”

In recent years, commercial banks, consumer finance companies and other financial institutions in Korea have also made significant investments and engaged in aggressive marketing in consumer lending (including mortgage and home equity loans), leading to substantially increased competition in this segment. From the second half of 2016 to 2020, the Korean government introduced various measures to tighten regulations on mortgage and other lending and housing subscription in response to the rapid growth in consumer debt and concerns over speculative investments in real estate in certain areas. Notwithstanding such measures, demand for residential property in certain areas, including Seoul, continued to increase through the end of 2020, and accompanied by an increase in the prices of such property, our consumer loan portfolio increased from ~~￦~~124,003 billion as of December 31, 2019 to ~~￦~~138,120 billion as of December 31, 2020. Nevertheless, a decrease in housing prices as a result of the implementation of such measures, together with the high level of consumer debt and deteriorating domestic and global economic conditions, could result in declines in consumer spending and reduced economic growth, which may lead to increasing delinquencies and a deterioration in asset quality. In 2020, we recorded charge-offs of ~~￦~~182 billion and provisions for credit losses of ~~￦~~131 billion in respect of our consumer loan portfolio, compared to charge-offs of ~~￦~~217 billion and provisions for credit losses of ~~￦~~163 billion in 2019. See “Item 3.D. Risk Factors—Risks relating to our consumer credit portfolio.”

The Korean economy is closely tied to, and is affected by developments in, the global economy. The overall prospects for the Korean and global economy in 2021 and beyond remain uncertain. In recent years, the global financial markets have experienced significant volatility as a result of, among other things:

•	the occurrence of severe health epidemics, such as the COVID-19 pandemic;

•	interest rate fluctuations as well as changes in policy rates by the U.S. Federal Reserve and other central banks;

•	financial and social difficulties affecting many countries worldwide, in particular in Latin America and Europe;

•	a deterioration in economic and trade relations between the United States and its major trading partners, including China;

•	escalations in trade protectionism globally and geopolitical tensions in East Asia and the Middle East;

•	the slowdown of economic growth in China and other major emerging market economies;

•	increased uncertainties resulting from the United Kingdom’s exit from the European Union; and

•	political and social instability in various countries in the Middle East, including Syria, Iraq and Egypt.

In light of the high level of interdependence of the global economy, unfavorable changes in the global financial markets, including as a result of any of the foregoing developments, could have a material adverse effect on the Korean economy and financial markets, and in turn on our business, financial condition and results of operations.

In particular, the global outbreak of COVID-19, which was declared a “pandemic” by The World Health Organization in March 2020, has led to global economic and financial disruptions, including impact on international trade and business activities, sharp declines and significant volatility in the financial markets as well as decreases in interest rates worldwide. See “Item 3.D. Risk Factors—Other risks relating to our business— The COVID-19 pandemic has adversely affected and may continue to adversely affect our business, financial condition or results of operations” and “Item 3.D. Risk Factors—Other risks relating to our business—An increase in interest rates would decrease the value of our debt securities portfolio and raise our funding costs while reducing loan demand and the repayment ability of our borrowers, which could adversely affect us.”

We are also exposed to adverse changes and volatility in the global and Korean financial markets as a result of our liabilities and assets denominated in foreign currencies and our holdings of trading and investment securities, including structured products. The value of the Won relative to major foreign currencies in general and the U.S. dollar in particular has fluctuated widely in recent years and has been subject to significant volatility as a result of the COVID-19 pandemic. A depreciation of the Won will increase our cost of servicing our foreign currency-denominated debt, while continued exchange rate volatility may also result in foreign exchange losses for us. Furthermore, as a result of the deterioration of global and Korean economic conditions, there has been downward pressure on securities prices, including the stock prices of Korean and foreign companies in which we hold an interest. Such developments have resulted in and may lead to further trading and valuation losses on our trading and investment securities portfolio as well as impairment losses on our investments in joint ventures and associates.

As a result of progressively deteriorating conditions in the Korean and global economies and financial markets, as well as factors such as fluctuations in oil and commodity prices, interest and exchange rate fluctuations, higher unemployment, lower consumer confidence, stock market volatility, changes in fiscal and monetary policies and continued tensions with North Korea, the economic outlook for the financial services sector in Korea in 2021 and for the foreseeable future remains highly uncertain.

Cessation of LIBOR

In March 2021, the FCA announced that all LIBOR settings will either cease to be provided by any administrator or no longer be representative (i) after December 31, 2021 in the case of all sterling, euro, Swiss franc and Japanese yen settings and the one-week and two-month U.S. dollar settings and (ii) after June 30, 2023 in the case of the remaining U.S. dollar settings. Given the extensive use of LIBOR across financial markets, the transition away from LIBOR presents various risks and challenges to financial markets and institutions, including us, and in particular, Woori Bank. We issue, trade, hold or otherwise use various products and securities that reference LIBOR, including, among others, loans, securities, deposits, borrowings, derivatives and debentures, and have adopted specific measures for its cessation. For example, in January 2020, the Korea Federation of Banks, together with the Korean regulatory authorities and banks, established a joint taskforce to identify the impact of the cessation of LIBOR. Woori Bank has also organized an internal LIBOR cessation steering committee and a working-level taskforce team to assess, identify, monitor and manage risks that may arise from the potential discontinuation of LIBOR. As of the date of this annual report, we are continuing to transition to alternative reference rates in order to gradually reduce its exposure to LIBOR. We expect to minimize any negative impact that the cessation of LIBOR may have on our results of operations by adjusting our interest rates and deciding upon appropriate interest rate benchmarks.

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

	June 30, 2016		Dec. 31, 2016		June 30, 2017		Dec. 31, 2017		June 30, 2018		Dec. 31, 2018		June 30, 2019		Dec. 31, 2019		June 30, 2020		Dec. 31, 2020
KOSPI		1,970.35		2,026.46		2,391.79		2,467.49		2,326.13		2,041.04		2,130.62		2,197.67		2,108.33		2,873.47
￦/US$ exchange rates(1)	￦	1,154.15	￦	1,203.73	￦	1,143.75	￦	1,067.42	￦	1,111.79	￦	1,112.85	￦	1,154.58	￦	1,155.46	￦	1,200.50	￦	1,086.11
Corporate bond rates(2)		2.3%		2.8%		2.8%		3.1%		2.9%		2.6%		2.0%		2.0%		1.8%		1.7%
Treasury bond rates(3)		1.3%		1.6%		1.7%		2.1%		2.1%		1.8%		1.5%		1.4%		0.8%		1.0%

(1)	Represents the noon buying rate on the dates indicated.
(2)	Measured by the yield on three-year Korean corporate bonds rated as A+ by the Korean credit rating agencies.
(3)	Measured by the yield on three-year treasury bonds issued by the Ministry of Economy and Finance of Korea.

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

Impairment of Loans and Allowance for Credit Losses

We evaluate our portfolio of loans and other financial assets at amortized cost for impairment on an ongoing basis. We have established an allowance for credit losses, which is available to absorb losses in our portfolio of loans and other financial assets at amortized cost. If we believe that additions or changes to the allowance for credit losses are required, we record provisions for credit losses (as part of our impairment loss for credit loss), which are treated as charges against current income. Loan exposures that we deem to be uncollectible, including actual loan losses, net of recoveries of previously written-off amounts, are charged directly against the allowance for credit losses.

We have established our allowance for credit losses as of December 31, 2018, 2019 and 2020 in accordance with IFRS 9. Our accounting policies under IFRS 9 for losses arising from the impairment of loans and other financial assets at amortized cost and our allowance for credit loss are described in Notes 2-(9)-6) and 3-(3) of the notes to our consolidated financial statements. The impairment model under IFRS 9 requires the calculation of allowance for credit losses based on expected credit losses instead of incurred credit losses (as was the case under IAS 39) by assessing changes in expected credit losses and recognizing such changes as impairment loss (or reversal of impairment loss) in profit or loss. Under IFRS 9, the allowance required to be established with respect to a loan or financial asset is the amount of the expected 12-month credit loss or the expected lifetime credit loss for the applicable loan or financial asset, according to the three stages of credit risk deterioration since initial recognition, as follows:

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

Our consolidated financial statements for the year ended December 31, 2020 included a total allowance for losses on loans and other financial assets at amortized cost of ￦1,996 billion as of that date. We recorded provisions for credit losses on loans and other financial assets at amortized cost of ￦792 billion in 2020.

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

Our consolidated financial statements for the year ended December 31, 2020 included financial assets measured at fair value using a valuation technique of ￦40,720 billion, representing 90.6% of total financial assets measured at fair value, and financial liabilities measured at fair value using a valuation technique of ￦6,538 billion, representing 94.5% of total financial liabilities measured at fair value. As used herein, the fair value using a valuation technique means the fair value at Level 2 and Level 3 in the fair value hierarchy.

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

Our consolidated financial statements for the year ended December 31, 2020 included deferred tax assets and liabilities of ￦46 billion and ￦160 billion, respectively, as of that date.

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

Our consolidated financial statements for the year ended December 31, 2020 included the value of goodwill of ￦334 billion as of that date.

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

Results of Operations

Net Interest Income

The following table shows, for the years indicated, the principal components of our interest income:

	Year ended December 31,						Percentage change
	2018		2019		2020		2019/2018	2020/2019
	(in billions of Won)						(%)
Interest income
Financial assets at fair value through profit or loss	￦	54	￦	51	￦	49	(5.6)%	(3.9)%
Financial assets at fair value through other comprehensive income		280		475		438	69.6	(7.8)
Financial assets at amortized cost:
Securities at amortized cost		377		436		383	15.6	(12.2)
Loans and other financial assets at amortized cost:
Interest on due from banks		113		141		54	24.8	(61.7)
Interest on loans		8,832		9,444		8,570	6.9	(9.3)
Interest on other receivables		28		30		31	7.1	3.3

Subtotal		9,350		10,051		9,038	7.5	(10.1)

Total interest income		9,684		10,577		9,524	9.2	(10.0)

Interest expense
Deposits		2,917		3,424		2,487	17.4	(27.4)
Borrowings		307		383		270	24.8	(29.5)
Debentures		720		777		723	7.9	(6.9)
Others		89		89		37	0.0	(58.4)
Lease liabilities		—		9		9	N/A (1)	0.0

Total interest expense		4,033		4,683		3,526	16.1	(24.7)

Net interest income	￦	5,651	￦	5,894	￦	5,998	4.3%	1.8%

Net interest margin(2)		1.80%		1.74%		1.65%

(1)	N/A = not applicable.
(2)	The ratio of net interest income to average interest-earning assets.

Comparison of 2020 to 2019

Interest Income. Interest income decreased 10.0% from ￦10,577 billion in 2019 to ￦9,524 billion in 2020, primarily due to a 9.3% decrease in interest on loans. The average yield on interest-earning assets decreased by 49 basis points from 3.11% in 2019 to 2.62% in 2020, which reflected an overall decrease in the general level of interest rates in Korea in 2020 compared to 2019. The effect of this decrease was partially offset by a 6.9% increase in average balance of interest-earning assets from ￦339,634 billion in 2019 to ￦363,140 billion in 2020, principally due to the growth of our loan portfolio.

The 9.3% decrease in interest on loans from ￦9,444 billion in 2019 to ￦8,570 billion in 2020 was principally due to:

•

a 58 basis point decrease in the average yield on commercial and industrial loans from 3.27% in 2019 to 2.69% in 2020, which was partially offset by an 8.4% increase in the average volume of such loans from ￦110,291 billion in 2019 to ￦119,586 billion in 2020;

•

a 45 basis point decrease in the average yield on general purpose household loans (including home equity loans) from 4.10% in 2019 to 3.65% in 2020, which was partially offset by a 3.8% increase in the average volume of such loans from ￦71,413 billion in 2019 to ￦74,124 billion in 2020;

•

a 116 basis point decrease in the average yield on trade financing loans from 2.65% in 2019 to 1.49% in 2020, which was enhanced by a 7.7% decrease in the average volume of such loans from ￦11,112 billion in 2019 to ￦10,253 billion in 2020; and

•

a 43 basis point decrease in the average yield on mortgage loans from 3.22% in 2019 to 2.79% in 2020, which was partially offset by a 7.2% increase in the average volume of such loans from ￦53,296 billion in 2019 to ￦57,123 billion in 2020.

The average yields on commercial and industrial loans, general purpose household loans, trade financing loans and mortgage loans decreased mainly due to the overall decrease in the general level of interest rates in Korea in 2020 compared to 2019. The average volumes of commercial and industrial loans, general purpose household loans and mortgage loans increased primarily due to increased demand from borrowers in need of financing in light of the COVID-19 pandemic as well as an increase in home purchases in the case of general purpose household loans and mortgage loans. The average volume of trade financing loans decreased mainly as a result of lower demand for such loans due to decreases in exports and imports due to the COVID-19 pandemic.

Overall, the average yield on loans decreased by 54 basis points from 3.59% in 2019 to 3.05% in 2020, while the average volume of loans increased 6.6% from ￦263,121 billion in 2019 to ￦280,522 billion in 2020.

Interest Expense. Interest expense decreased 24.7% from ￦4,683 billion in 2019 to ￦3,526 billion in 2020, primarily due to a 27.4% decrease in interest expense on deposits, which was enhanced by a 29.5% decrease in interest expense on borrowings. The average cost of interest-bearing liabilities decreased by 43 basis points from 1.45% in 2019 to 1.02% in 2020, which mainly reflected the overall decrease in the general level of interest rates in Korea in 2020 compared to 2019. The effect of this decrease was partially offset by a 7.1% increase in the average balance of interest-bearing liabilities from ￦323,855 billion in 2019 to ￦347,004 billion in 2020, which was principally due to increases in the average balances of deposits, debentures and borrowings.

The 24.7% decrease in interest expense on deposits from ￦3,424 billion in 2019 to ￦2,487 billion in 2020 resulted mainly from:

•

a 42 basis point decrease in the average cost of Won-denominated time and savings deposits from 1.33% in 2019 to 0.91% in 2020, which was partially offset by a 6.5% increase in the average balance of such deposits from ￦211,732 billion in 2019 to ￦225,563 billion in 2020;

•

a 60 basis point decrease in the average cost of other deposits (other than Won-denominated demand deposits, time and savings deposits and certificates of deposit) from 1.63% in 2019 to 1.03% in 2020, which was partially offset by a 20.5% increase in the average balance of such deposits from ￦28,930 billion in 2019 to ￦34,861 billion in 2020; and

•

a 64.8% decrease in the average balance of certificates of deposits from ￦4,760 billion in 2019 to ￦1,677 billion in 2020, which was enhanced by an 89 basis point decrease in the average cost of certificates of deposits from 2.21% in 2019 to 1.31% in 2020.

The decreases in the average cost of Won-denominated time and savings deposits, other deposits and certificates of deposits were primarily attributable to the overall decrease in the general level of interest rates in Korea in 2020 compared to 2019, while the increases in the average volume of Won-denominated time and savings deposits and other deposits mainly reflected customers’ continuing preference for low-risk products and institutions in Korea in light of the continuing uncertainty in financial markets in 2020 resulting from the COVID-19 pandemic. The decrease in the average balance of certificates of deposit was principally the result of lower sales of such products due to our decreased need for such sales in light of capital requirements.

Overall, the average cost of deposits decreased by 44 basis points from 1.35% in 2019 to 0.91% in 2020, while the average volume of deposits increased 7.3% from ￦253,635 billion in 2019 to ￦272,211 billion in 2020.

The 29.5% decrease in interest expense on borrowings from ￦383 billion in 2019 to ￦270 billion in 2020 was primarily due to a 73 basis point decrease in the average cost of borrowings from 1.99% in 2019 to 1.26% in 2020, which mainly reflected the overall decrease in the general level of interest rates in Korea in 2020 compared to 2019. Such decrease was partially offset by an 11.0% increase in the average balance of borrowings from ￦19,258 billion in 2019 to ￦21,368 billion in 2020, which was mainly attributable to our increased use of borrowings to meet our funding needs in light of the lower interest rate environment in Korea.

The 6.9% decrease in interest expense on debentures from ￦777 billion in 2019 to ￦723 billion in 2020 was primarily due to a 39 basis point decrease in the average cost of debentures from 2.63% in 2019 to 2.24% in 2020, which mainly reflected the overall decrease in the general level of interest rates in Korea in 2020 compared to 2019. Such decrease was partially offset by a 9.4% increase in the average balance of debentures from ￦29,536 billion in 2019 to ￦32,315 billion in 2020, which was mainly due to additional debentures attributable to the addition of Woori Financial Capital as a consolidated subsidiary starting on October 20, 2020.

Net Interest Margin. Net interest margin represents the ratio of net interest income to average interest-earning assets. Our overall net interest margin decreased from 1.74% in 2019 to 1.65% in 2020, as a 6.9% increase in the average balance of our interest-earning assets from ￦339,634 billion in 2019 to ￦363,140 billion in 2020 outpaced a 1.8% increase in our net interest income from ￦5,894 billion in 2019 to ￦5,998 billion in 2020. The growth in average interest-earning assets was slightly outpaced by a 7.1% increase in average interest-bearing liabilities from ￦323,855 billion in 2019 to ￦347,004 billion in 2020. The decrease in interest income was also outpaced by the decrease in interest expense, resulting in the increase in net interest income. The decrease in net interest margin was driven mainly by a decrease in our net interest spread, which represents the difference between the average yield on our interest-earning assets and the average cost of our interest-bearing liabilities, from 1.66% in 2019 to 1.60% in 2020. The decrease in our net interest spread reflected a larger decrease in the average yield on interest-earning assets compared to the decrease in the average cost of interest-bearing liabilities between the two periods, primarily due to the earlier adjustment of interest rates on interest-earning assets compared to interest rates on interest-bearing liabilities in the context of a lower interest rate environment in 2020 compared to 2019.

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

The 17.4% increase in interest expense on deposits from ~~￦~~2,917 billion in 2018 to ~~￦~~3,424 billion in 2019 resulted mainly from:

•

a 10 basis point increase in the average cost of Won-denominated time and savings deposits from 1.23% in 2018 to 1.33% in 2019, which was enhanced by a 7.6% increase in the average balance of such deposits from ~~￦~~196,806 billion in 2018 to ~~￦~~211,732 billion in 2019; and

•

a 31 basis point increase in the average cost of other deposits (other than Won-denominated demand deposits, time and savings deposits and certificates of deposit) from 1.31% in 2018 to 1.63% in 2019, which was enhanced by a 10.2% increase in the average balance of such deposits from ~~￦~~26,254 billion in 2018 to ~~￦~~28,930 billion in 2019.

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

Overall, the average cost of deposits increased by 12 basis points from 1.23% in 2018 to 1.35% in 2019, while the average volume of deposits increased 7.2% from ~~￦~~236,663 billion in 2018 to ~~￦~~253,635 billion in 2019.

The 24.8% increase in interest expense on borrowings from ~~￦~~307 billion in 2018 to ~~￦~~383 billion in 2019 was primarily due to a 22.3% increase in the average balance of borrowings from ~~￦~~15,752 billion in 2018 to ~~￦~~19,258 billion in 2019, which was mainly attributable to our increased reliance on borrowings to meet our funding needs. Such increase was enhanced by a 4 basis point increase in the average cost of borrowings from 1.95% in 2018 to 1.99% in 2019, which mainly reflected the overall increase in the general level of interest rates in Korea in 2019 compared to 2018.

The 7.9% increase in interest expense on debentures from ~~￦~~720 billion in 2018 to ~~￦~~777 billion in 2019 was primarily due to a 7.0% increase in the average balance of debentures from ~~￦~~27,613 billion in 2018 to ~~￦~~29,536 billion in 2019, which was mainly attributable to our increased use of debentures to meet our funding needs. Such increase was enhanced by a 2 basis point increase in the average cost of debentures from 2.61% in 2018 to 2.63% in 2019, which mainly reflected the overall increase in the general level of interest rates in Korea in 2019 compared to 2018.

Net Interest Margin. Our overall net interest margin decreased from 1.80% in 2018 to 1.74% in 2019, as a 7.9% increase in the average balance of our interest-earning assets from ~~￦~~314,642 billion in 2018 to ~~￦~~339,634 billion in 2019 outpaced a 4.3% increase in our net interest income from ~~￦~~5,651 billion in 2018 to ~~￦~~5,894 billion in 2019. The growth in average interest-earning assets was matched by a 7.9% increase in average interest-bearing liabilities from ~~￦~~300,174 billion in 2018 to ~~￦~~323,855 billion in 2019. The increase in interest income outpaced the increase in interest expense, resulting in the increase in net interest income. The decrease in net interest margin was driven mainly by a decrease in our net interest spread from 1.74% in 2018 to 1.66% in 2019. The decrease in our net interest spread reflected a larger increase in the average cost of interest-bearing liabilities between the two periods compared to the increase in the average yield on interest-earning assets, as interest rates on interest-bearing liabilities adjusted later than those on interest-earning assets in the context of a lower interest rate environment in the second half of 2019. See “Item 3.D. Risk Factors—Other risks relating to our business—An increase in interest rates would decrease the value of our debt securities portfolio and raise our funding costs while reducing loan demand and the repayment ability of our borrowers, which could adversely affect us.”

Impairment Losses Due to Credit Loss

The following table shows, for the years indicated, the components of our impairment losses due to credit loss.

	Year ended December 31,						Percentage change
	2018		2019		2020		2019/2018	2020/2019
	(in billions of Won)						(%)
Impairment loss due to credit loss on financial assets measured at fair value through other comprehensive income	￦	(2)	￦	(3)	￦	(2)	50.0%	(33.3)%
Impairment loss due to credit loss on securities at amortized cost		(2)		1		1	N/M (1)	(0.0)
Provisions for credit loss on loans and other financial assets at amortized cost		(415)		(386)		(792)	(7.0)	105.2
Reversal of provisions on guarantees		106		4		18	(96.2)	350.0
Reversal of provisions on (provisions for) unused loan commitments		(17)		9		(10)	N/M	N/M

Total impairment losses due to credit loss	￦	(330)	￦	(374)	￦	(784)	13.3%	109.6%

(1)	N/M = not meaningful.

Comparison of 2020 to 2019

Our impairment losses due to credit loss increased 109.6% from ￦374 billion in 2019 to ￦784 billion in 2020, primarily due to a 105.2% increase in provisions for credit loss on loans and other financial assets at amortized cost. Such increase in provisions for credit loss on loans and other financial assets at amortized cost from ￦386 billion in 2019 to ￦792 billion in 2020 was primarily due to an increase in provision for loan losses in respect of our loan portfolio, which was mainly attributable to an expected deterioration in the overall asset quality of our loan portfolio due to the COVID-19 pandemic.

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

Corporate Loans

The following table shows, for the years indicated, certain information regarding our impaired corporate loans (including government loans and bank loans):

	As of December 31,
	2018	2019	2020
Impaired corporate loans as a percentage of total corporate loans	0.7%	0.5%	0.5%
Allowance for credit losses for corporate loans as a percentage of total corporate loans	0.9	0.7	0.8
Allowance for credit losses for corporate loans as a percentage of impaired corporate loans	120.1	136.4	172.4
Net charge-offs of corporate loans as a percentage of total corporate loans	0.1	0.1	0.1

During 2020, impaired corporate loans and net charge-offs, each as a percentage of total corporate loans, remained stable at 0.5% and 0.1% respectively. However, allowance for credit losses for corporate loans as a percentage of total corporate loans and as a percentage of impaired corporate loans increased, as a 22.7% increase in allowance for credit losses for corporate loans from ￦1,009 billion as of December 31, 2019 to ￦1,238 billion as of December 31, 2020 outpaced a 12.7% increase in total corporate loans from ￦139,592 billion as of December 31, 2019 to ￦157,303 billion as of December 31, 2020, and was enhanced by a 3.0% decrease in impaired corporate loans from ￦740 billion as of December 31, 2019 to ￦718 billion as of December 31, 2020. The decrease in impaired corporate loans was mainly attributable to our active efforts to charge off impaired corporate loans to improve the overall quality of our corporate loan portfolio, while the increase in allowance for credit losses for corporate loans was mainly attributable to an expected deterioration in the overall asset quality of our corporate loan portfolio due to the COVID-19 pandemic.

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

Consumer Loans and Credit Card Balances

The following table shows, for the years indicated, certain information regarding our impaired loans to the consumer sector, excluding credit card balances:

	As of December 31,
	2018	2019	2020
Impaired consumer loans as a percentage of total consumer loans	0.3%	0.3%	0.4%
Allowance for credit losses for consumer loans as a percentage of total consumer loans	0.3	0.2	0.3
Allowance for credit losses for consumer loans as a percentage of impaired consumer loans	75.2	69.6	76.7
Net charge-offs of consumer loans as a percentage of total consumer loans	0.1	0.1	0.1

During 2020, impaired consumer loans and allowance for credit losses for consumer loans, each as a percentage of total consumer loans, increased as an 11.4% increase in total consumer loans from

￦124,003 billion as of December 31, 2019 to ￦138,119 billion as of December 31, 2020 was outpaced by both a 28.5% increase in impaired consumer loans from ￦418 billion as of December 31, 2019 to ￦537 billion as of December 31, 2020 and a 41.6% increase in allowance for credit losses for consumer loans from ￦291 billion as of December 31, 2019 to ￦412 billion as of December 31, 2020. Allowance for credit losses for consumer loans as a percentage of impaired consumer loans also increased, as the increase in allowance for credit losses for consumer loans outpaced the increase in impaired consumer loans due to an expected deterioration in the overall asset quality of our consumer loan portfolio due to the COVID-19 pandemic. Net charge-offs of consumer loans as a percentage of total corporate loans remained stable at 0.1% as of December 31, 2019 and 2020.

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

The following table shows, for the years indicated, certain information regarding our impaired credit card balances:

	As of December 31,
	2018	2019	2020
Impaired credit card balances as a percentage of total credit card balances(1)	2.6%	2.7%	2.1%
Allowance for credit losses for credit card balances as a percentage of total credit card balances(1)	3.2	3.3	3.0
Allowance for credit losses for credit card balances as a percentage of impaired credit card balances(1)	124.4	120.2	143.9
Net charge-offs of credit card balances as a percentage of total credit card balances(1)	2.3	2.6	2.1

(1)	Includes corporate credit card balances.

During 2020, impaired credit card balances and allowance for credit losses for credit card balances, each as a percentage of total credit card balances, decreased mainly due to a decrease in delinquency rates due to heightened credit review standards. However, allowance for credit losses for credit card balances as a percentage of impaired credit card balances increased, as a 5.5% decrease in our allowance for credit losses for credit card balances from ￦274 billion as of December 31, 2019 to ￦259 billion as of December 31, 2020 was outpaced by a 21.1% decrease in impaired credit card balances from ￦228 billion as of December 31, 2019 to ￦180 billion as of December 31, 2020. Net charge-offs of credit card balances as a percentage of total credit card balances decreased mainly as a result of an 18.6% decrease in net charge-offs of credit card balances from ￦221 billion as of December 31, 2019 to ￦180 billion as of December 31, 2019, primarily due to the decrease in delinquency rates due to heightened credit review standards.

During 2019, impaired credit card balances and allowance for credit losses for credit card balances, each as a percentage of total credit card balances, increased mainly due to a deterioration in the overall credit quality of our credit card portfolio. However, allowance for credit losses for credit card balances as a percentage of impaired credit card balances decreased, as a 5.4% increase in our allowance for credit losses for credit card balances from ￦260 billion as of December 31, 2018 to ￦274 billion as of December 31, 2019 was outpaced by a 9.1% increase in impaired credit card balances from ￦209 billion as of December 31, 2018 to ￦228 billion as of December 31, 2019. Net charge-offs of credit card balances as a percentage of total credit card balances increased mainly as a result of a 19.5% increase in net charge-offs of credit card balances from ￦185 billion as of December 31, 2018 to ￦221 billion as of December 31, 2019, primarily due to the deterioration in the overall credit quality of our credit card portfolio.

Net Fees and Commissions Income

The following table shows, for the years indicated, the components of our net fees and commissions income:

	Year ended December 31,						Percentage change
	2018		2019		2020		2019/2018	2020/2019
	(in billions of Won)						(%)
Fees and commissions income	￦	1,681	￦	1,709	￦	1,694	1.7%	(0.9)%
Fees and commissions expense		(611)		(607)		(681)	(0.7)	12.0

Total fees and commissions income, net	￦	1,070	￦	1,103	￦	1,013	3.1	(8.1)

Comparison of 2020 to 2019

Our net fees and commissions income decreased 8.1% from ￦1,103 billion in 2019 to ￦ 1,013 billion in 2020, mainly due to a 12.0% increase in fees and commissions expense from ￦607 billion in 2019 to ￦681 billion in 2020, which was enhanced by a 0.9% decrease in fees and commissions income from ￦1,709 billion in 2019 to ￦1,694 billion in 2020.

The 12.0% increase in fees and commissions expense was primarily due to a 30.0% increase in fees and commissions paid from ￦190 billion in 2019 to ￦247 billion in 2020 and a 3.9% increase in credit card commissions from ￦408 billion in 2019 to ￦424 billion in 2020. The increase in fees and commissions paid was primarily attributable to increases in the fees and commissions paid with respect to loans and payments in foreign currencies. The increase in credit card commissions was mainly due to an increase in the overall credit card commission rate as well as an increase in commissions related to credit card benefits.

The 0.9% decrease in fees and commissions income was primarily due to a 7.5% decrease in fees and commissions received on credit cards from ￦549 billion in 2019 to ￦508 billion in 2020, a 29.2% decrease in fees and commissions received on securities business from ￦113 billion in 2019 to ￦80 billion in 2020, a 25.0% decrease in fees and commissions received on foreign exchange from ￦92 billion in 2019 to ￦69 billion in 2020 and a 10.6% decrease in fees and commissions from trust management from ￦180 billion in 2019 to ￦161 billion in 2020, which were offset in part by a significant increase in fees and commissions received related to leases from ￦5 billion in 2019 to ￦84 billion in 2020 and a 17.7% increase in other fees from ￦141 billion in 2019 to ￦166 billion in 2020. The decrease in fees and commissions received on credit cards was mainly due to a decrease in rates on credit card commissions received from merchants in accordance with Korean government policy, and the decrease in fees and commissions received on securities business and trust management was primarily attributable to the FSC’s restrictions on the sale of certain products included in such operations, including equity-linked trust products, from March 2020. The decrease in fees and commissions received on foreign exchange was primarily attributable to a general decrease across foreign currency transactions due to the COVID-19 pandemic, including foreign exchange, international wire transfers and foreign trade. The increase in fees and commissions received related to leases was primarily due to the additional fees and commissions received related to leases attributable to the addition of Woori Financial Capital as a consolidated subsidiary starting on October 20, 2020.

Comparison of 2019 to 2018

Our net fees and commissions income increased 3.1% from ￦1,070 billion in 2018 to ￦1,103 billion in 2019, mainly due to a 1.7% increase in fees and commissions income from ￦1,681 billion in 2018 to ￦1,709 billion in 2019, which was enhanced by a 0.7% decrease in fees and commissions expense from ￦611 billion in 2018 to ￦607 billion in 2019.

The 1.7% increase in fees and commissions income was primarily due to a 39.4% increase in fees and commissions received on foreign exchange from ￦66 billion in 2018 to ￦92 billion in 2019, a 17.7% increase in fees and commissions received on securities business from ￦96 billion in 2018 to ￦113 billion in 2019, a 9.8% increase in fees and commissions received related to credit from ￦173 billion in 2018 to ￦190 billion in 2019 and a 13.2% increase in fees and commissions received for electronic finance from ￦121 billion in 2018 to

￦137 billion in 2019, which were offset in part by an 8.3% decrease in fees and commissions received on credit cards from ￦599 billion in 2018 to ￦549 billion in 2019. The increase in fees and commissions received on foreign exchange was primarily attributable to an increase in foreign exchange transactions due to an expansion of our overseas operations, the increase in fees and commissions received on securities business was mainly due to the expansion of our asset management business, the increase in fees and commissions received related to credit was principally due to growth in our loan portfolio, and the increase in fees and commissions received for electronic finance was mainly attributable to the expansion of our online and electronic platforms. The decrease in fees and commissions received on credit cards was mainly due to a decrease in rates on credit card commissions received from merchants in accordance with Korean government policy.

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

Net Gain on Financial Instruments

The following table shows, for the years indicated, the components of our net gain on financial instruments:

	Year ended December 31,						Percentage change
	2018		2019		2020		2019/2018	2020/2019
	(in billions of Won)						(%)
Net gain on financial instruments at fair value through profit or loss	￦	214	￦	25	￦	422	(88.3)%	N/M	(1)
Net gain on financial assets at fair value through other comprehensive income		2		11		24	450.0	118.2
Net gain arising on disposals of financial assets at amortized cost		80		102		44	27.5	(56.9)

Total net gain on financial instruments	￦	296	￦	139	￦	490	(53.0)	252.5

(1)	N/M = not meaningful.

Comparison of 2020 to 2019

Our net gain on financial instruments increased 252.5% from ￦139 billion in 2019 to ￦490 billion in 2020. This increase was primarily attributable to a significant increase in net gain on financial instruments at fair value through profit or loss from ￦25 billion in 2019 to ￦422 billion in 2020, which was partially offset by a 56.9% decrease in net gain arising on disposals of financial assets at amortized cost from ￦102 billion in 2019 to ￦44 billion in 2020.

The significant increase in net gain on financial instruments at fair value through profit or loss resulted mainly from a significant increase in net gain on the transaction and valuation of currency derivatives from ￦17 billion in 2019 to ￦656 billion in 2020, which was offset in part by a 148.6% increase in net loss on the transaction and valuation of interest rate derivatives from ￦109 billion in 2019 to ￦271 billion in 2020.

The 56.9% decrease in net gain arising on disposals of financial assets at amortized cost was primarily attributable to gains realized on sales of certain non-performing project finance loans held by us in 2019, which were not repeated in 2020.

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

General and Administrative Expenses

The following table shows, for the years indicated, the components of our general and administrative expenses:

	Year ended December 31,						Percentage change
	2018		2019		2020		2019/2018	2020/2019
	(in billions of Won)						(%)
Employee benefits	￦	2,322	￦	2,391	￦	2,533	3.0%	5.9%
Depreciation and amortization		217		481		521	121.7	8.3
Other general and administrative expenses		1,085		894		903	(17.6)	1.0

General and administrative expenses	￦	3,624	￦	3,766	￦	3,956	3.9	5.0

Comparison of 2020 to 2019

Our general and administrative expenses increased 5.0% from ~~￦~~3,766 billion in 2019 to ~~￦~~3,956 billion in 2020, primarily as a result of a 5.9% increase in employee benefits from ~~￦~~2,391 billion in 2019 to ~~￦~~2,533 billion in 2020, which was enhanced by an 8.3% increase in depreciation and amortization expenses from ~~￦~~481 billion in 2019 to ~~￦~~521 billion in 2020.

The 5.9% increase in employee benefits was primarily due to a 4.1% increase in short-term employee benefits, which include salaries and other employee benefits, from ~~￦~~2,060 billion in 2019 to ~~￦~~2,144 billion in 2020. Such increase was enhanced by a 29.5% increase in termination benefits from ~~￦~~156 billion in 2019 to ~~￦~~202 billion in 2020. The increase in short-term employee benefits was principally due to an increase in employee salaries due to increases in average wages and the number of employees attributable to the addition of Woori Financial Capital as a consolidated subsidiary on October 20, 2020, and the increase in termination benefits was mainly attributable to our implementation of an early retirement program in the fourth quarter of 2020.

The 8.3% increase in depreciation and amortization expenses was principally due to one-off depreciation expenses relating to our IT system and certain facilities of our headquarters.

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

Other Net Operating Expenses

The following table shows, for the years indicated, the components of our other net operating expenses:

	Year ended December 31,						Percentage change
	2018		2019		2020		2019/2018	2020/2019
	(in billions of Won)						(%)
Other operating income	￦	1,389	￦	775	￦	899	(44.2)%	16.0%
Other operating expenses		(1,783)		(1,077)		(1,720)	(39.6)	59.7

Total other net operating expenses	￦	(394)	￦	(303)	￦	(820)	(23.1)	170.6

Comparison of 2020 to 2019

Our other net operating expenses increased 170.6% from ￦303 billion in 2019 to ￦820 billion in 2020, as a 59.7% increase in other operating expenses from ￦1,077 billion in 2019 to ￦1,720 billion in 2020 was partially offset by a 16.0% increase in other operating income from ￦775 billion in 2019 to ￦899 billion in 2020.

Other operating expenses include principally losses on transaction of foreign exchange, KDIC deposit insurance premiums, contributions to miscellaneous funds, losses related to derivatives designated for hedging, losses on fair value hedged items and miscellaneous other operating expenses. The 59.7% increase in other operating expenses was primarily the result of a 253.6% increase in losses on transactions of foreign exchange from ￦192 billion in 2019 to ￦679 billion in 2020, which was enhanced by a significant increase in losses related to derivatives designated for hedging from ￦4 billion in 2019 to ￦83 billion in 2020. The increase in losses on transaction of foreign exchange, which was principally due to higher exchange rate volatility in 2020 compared to 2019, was partially offset by a 25.9% increase in gains on transaction of foreign exchange from ￦602 billion in 2019 to ￦758 billion in 2020, which is recorded as part of other operating income. On a net basis, net gain on transaction of foreign exchange decreased 80.7% from ￦410 billion in 2019 to ￦79 billion in 2020. The increase in losses related to derivatives designated for hedging, which was primarily driven by higher volatility in the financial markets in 2020 compared to 2019, was enhanced by a 47.2% decrease in gains related to derivatives designated for hedging from ￦127 billion in 2019 to ￦67 billion in 2020, which is recorded as part of other operating income. On a net basis, net gain (loss) related to derivatives designated for hedging changed from a net gain of ￦123 billion in 2019 to a net loss of ￦16 billion in 2020.

Other operating income includes principally gains on transactions of foreign exchange, gains related to derivatives designated for hedging, gains on fair value hedged items and miscellaneous other operating income. The 16.0% increase in other operating income was mainly attributable to a 25.9% increase in gains on transactions of foreign exchange from ￦602 billion in 2019 to ￦758 billion in 2020, which was offset in part by a 47.2% decrease in gains related to derivatives designated for hedging from ￦127 billion in 2019 to

￦67 billion in 2020. The increase in gains on transactions of foreign exchange, which was principally due to higher exchange rate volatility in 2020 compared to 2019, was more than offset by a greater increase in losses on transactions of foreign exchange, which is recorded as part of other operating expenses as discussed above. The decrease in gains related to derivatives designated for hedging, which was primarily driven by higher volatility in the financial markets in 2020 compared to 2019, was enhanced by an increase in losses related to derivatives designated for hedging, as discussed above.

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

Net Other Non-operating Income (Expenses)

The following table shows, for the years indicated, the components of our net other non-operating income (expenses):

	Year ended December 31,						Percentage change
	2018		2019		2020		2019/2018		2020/2019
	(in billions of Won)						(%)
Other non-operating income	￦	130	￦	68	￦	133	(47.7)%		95.6%
Other non-operating expenses		(87)		(229)		(313)	163.2		36.7

Total net other non-operating income (expenses)	￦	43	￦	(161)	￦	(180)	N/M	(1)	11.8

(1)	N/M = not meaningful.

Comparison of 2020 to 2019

Our net other non-operating expenses increased 11.8% from ￦161 billion in 2019 to ￦180 billion in 2020, as a 36.7% increase in other non-operating expenses from ￦229 billion in 2019 to ￦313 billion in 2020 was partially offset by a 95.6% increase in other non-operating income from ￦68 billion in 2019 to ￦133 billion in 2020.

Other non-operating expenses include principally depreciation on investment properties, operating expenses on investment properties, losses on disposal of premises and equipment, intangible assets and other assets, impairment losses on premises and equipment, intangible assets and other assets, donations and miscellaneous other non-operating expenses. The 36.7% increase in other non-operating expenses was mainly attributable to a 92.4% increase in miscellaneous other non-operating expenses from ￦132 billion in 2019 to ￦254 billion in 2020, which was partially offset by a 67.9% decrease in impairment losses on premises, equipment, intangible assets and other assets from ~~￦~~28 billion in 2019 to ~~￦~~9 billion in 2020 and a 28.6% decrease in donations from ~~￦~~63 billion in 2019 to ~~￦~~45 billion in 2020. The increase in miscellaneous other non-operating expenses was principally due to increases in provisions relating to the estimated reimbursements and other payments in connection with Woori Bank’s sale of trade finance funds managed by Lime Asset Management Co. as well as derivative-linked fund and securities products tied to yields on treasury bonds of Germany and the United Kingdom. See “Item 8.A. Consolidated Statements and Other Financial Information—Legal Proceedings and Regulatory Actions—Woori Bank” and Notes 23-(5)-2) and 3) of the notes to our consolidated financial statements included elsewhere in this annual report.

Other non-operating income includes principally rental fee income, gain on disposal of investment in joint ventures and associates, gain on disposal of premises and equipment, intangible assets and other assets, reversal of impairment loss on premises and equipment, intangible assets and other assets and miscellaneous other non-operating income. The 95.6% increase in other non-operating income was primarily attributable to an 84.2% increase in miscellaneous other non-operating income from ~~￦~~57 billion in 2019 to ~~￦~~105 billion in 2020, which was mainly due to additional income from the liquidation of funds and bargain purchases resulting from the addition of Woori Financial Capital as a consolidated subsidiary on October 20, 2020.

Comparison of 2019 to 2018

Our net other non-operating income (expenses) changed from net income of ~~￦~~43 billion in 2018 to net expense of ~~￦~~161 billion in 2019, as a 163.2% increase in other non-operating expenses from ~~￦~~87 billion in 2018 to ~~￦~~229 billion in 2019 was enhanced by a 47.7% decrease in other non-operating income from ~~￦~~130 billion in 2018 to ~~￦~~68 billion in 2019.

The 163.2% increase in other non-operating expenses was mainly attributable to a significant increase in miscellaneous other non-operating expenses from ~~￦~~26 billion in 2018 to ~~￦~~132 billion in 2019, which was principally due to an increase in provisions relating to the estimated reimbursements and other payments in connection with Woori Bank’s sale of derivative-linked fund and securities products tied to yields on treasury bonds of Germany, the United Kingdom and the United States. See “Item 8.A. Consolidated Statements and Other Financial Information—Legal Proceedings and Regulatory Actions—Woori Bank” and Note 23-(5)-2) of the notes to our consolidated financial statements included elsewhere in this annual report.

The 47.7% decrease in other non-operating income was primarily attributable to a 100.0% decrease in gains on disposal of investment in joint ventures and associates from ~~￦~~51 billion in 2018 to nil in 2019, which was due to gains recognized in 2018 on the disposal of certain investments in joint ventures and associates after improvements in their financial condition, which were not repeated in 2019.

For further information regarding our net other non-operating income (expenses), see Notes 37-(3) and (4) of the notes to our consolidated financial statements included elsewhere in this annual report.

Share of Gain (Loss) on Joint Ventures and Associates

Comparison of 2020 to 2019

Our share of gain on joint ventures and associates increased 20.2% from ~~￦~~84 billion 2019 to ~~￦~~101 billion in 2020. Such increase was primarily due to a 21.2% increase in our gains on valuation of investments in joint ventures and associates from ~~￦~~104 billion in 2019 to ~~￦~~126 billion in 2020, resulting mainly from an increase in the share of profits from Well to Sea No.3 Private Equity Fund.

Comparison of 2019 to 2018

Our share of gain on joint ventures and associates significantly increased from ~~￦~~3 billion in 2018 to ~~￦~~84 billion 2019. Such increase was primarily due to a significant increase in our gains on valuation of investments in joint ventures and associates from ~~￦~~26 billion in 2018 to ~~￦~~104 billion in 2019, resulting mainly from the share of profits from Lotte Card Co., Ltd., in which we acquired a 20% equity interest in October 2019. See “Item 4.B. Business Overview—Credit Cards.”

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

Comparison of 2020 to 2019

Income tax expense decreased 29.1% from ~~￦~~685 billion in 2019 to ~~￦~~486 billion in 2020, mainly as a result of a decrease in our net income before income tax expense. Our effective tax rate was 25.2% in 2019 and 24.3% in 2020.

Comparison of 2019 to 2018

Income tax expense decreased 9.0% from ~~￦~~753 billion in 2018 to ~~￦~~685 billion in 2019, mainly as a result of a decrease in our net income before income tax expense, as well as a negative tax adjustment recognized in 2019 in respect of prior periods compared to a positive tax adjustment recognized in 2018. Our effective tax rate was 26.9% in 2018 and 25.2% in 2019.

For further information regarding our income tax expense, see Note 38 of the notes to our consolidated financial statements included elsewhere in this annual report.

Net Income

Due to the factors described above, we recorded net income of ~~￦~~1,515 billion in 2020, compared to ~~￦~~2,038 billion in 2019 and ~~￦~~2,052 billion in 2018.

Results by Principal Business Segment

We compile and analyze financial information for our business segments based upon segment information used by our management for the purposes of resource allocation and performance evaluation. We currently have four operational business segments: banking, credit card, investment banking and other operations.

The following table shows, for the years indicated, our results of operations by segment:

	Net income Year ended December 31,						Total operating income(1) Year ended December 31,
	2018		2019		2020		2018		2019		2020
	(in billions of Won)
Banking	~~￦~~	1,916	~~￦~~	1,862	~~￦~~	1,417	~~￦~~	2,559	~~￦~~	2,629	~~￦~~	1,911
Credit card		127		114		120		172		136		165
Investment banking		33		53		63		33		56		70
Others		3		633		652		5		636		681

Total(2)	~~￦~~	2,079	~~￦~~	2,663	~~￦~~	2,252	~~￦~~	2,770	~~￦~~	3,458	~~￦~~	2,827

(1)	Comprises net interest income and net non-interest income after administrative expenses and impairment losses due to credit losses.
(2)	Before adjustments for consolidation, inter-segment transactions and certain differences in classification under our management reporting system.

Banking

This segment primarily consists of the banking operations of Woori Bank and its overseas subsidiaries. Woori Bank provides a wide range of banking and other financial services to large corporations, small- and medium-sized enterprises and individuals in Korea. The following table shows, for the years indicated, our income statement data for this segment:

	Year ended December 31,						Percentage change
	2018		2019		2020		2019/2018	2020/2019
	(in billions of Won)						(%)
Income statement data
Net interest income	￦	4,454	￦	4,583	￦	4,545	2.9%	(0.8)%
Non-interest income		1,517		1,557		1,423	2.6	(8.6)
Reversal of (provision for) impairment losses due to credit loss and others(1)		5		(33)		(512)	N/M (2)	N/M
General administrative expenses		(3,416)		(3,479)		(3,545)	1.8	1.9

Net operating income		2,559		2,629		1,911	2.7	(27.3)
Non-operating income (expense)		70		(151)		(57)	N/M	(62.3)

Net income before tax		2,629		2,478		1,854	(5.7)	(25.2)
Tax expense		(713)		(616)		(437)	(13.6)	(29.1)

Net income	￦	1,916	￦	1,862	￦	1,417	(2.8)	(23.9)

(1)	Consist of reversal of (provision for) impairment losses due to credit loss and others and reversal of provisions (provisions).
(2)	N/M = not meaningful.

Comparison of 2020 to 2019

Our net income before tax for this segment decreased 25.2% from ￦2,478 billion in 2019 to ￦1,854 billion in 2020. Net income after tax also decreased 23.9% from ￦1,862 billion in 2019 to ￦1,417 billion in 2020.

Net interest income for this segment decreased 0.8% from ￦4,583 billion in 2019 to ￦4,545 billion in 2020, primarily reflecting the decrease in the average yield on loans, which was offset in part by the decrease in the average cost of deposits, mainly reflecting the overall decrease in the general level of interest rates in Korea in 2020 compared to 2019. The impact of such decrease was partially offset by increases in the average balances of loans and deposits, respectively, principally as a result of increased demand for such products from customers as discussed above.

Non-interest income attributable to this segment decreased 8.6% from ￦1,557 billion in 2019 to ￦1,423 billion in 2020, primarily due to a decrease in sales of financial products through bank branches as well as decreases in fees and commissions received on foreign exchange derivatives.

Impairment losses due to credit loss and others for this segment increased significantly from ￦33 billion in 2019 to ￦512 billion in 2020, primarily as a result of an increase in provision for loan losses in respect of Woori Bank’s loan portfolio, which was mainly attributable to an expected deterioration in the overall asset quality of such loan portfolio due to the COVID-19 pandemic.

General administrative expenses attributable to this segment increased 1.9% from ￦3,479 billion in 2019 to ￦3,545 billion in 2020, mainly due to increases in salaries and termination benefits and depreciation expenses relating to IT systems.

Non-operating expense for this segment decreased 62.3% from ￦151 billion in 2019 to ￦57 billion in 2020, primarily due to profits from the liquidation of the Well to Sea No.3 Private Equity Fund, which were partially offset by the increase in provisions relating to the estimated reimbursements and other payments in connection with Woori Bank’s sale of trade finance funds managed by Lime Asset Management Co. as well as derivative-linked fund and securities products tied to yields on treasury bonds of Germany and the United Kingdom.

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

Credit Card

This segment consists of the credit card operations of Woori Card. Woori Card offers credit card products and services mainly to consumers and corporate customers in Korea. The following table shows, for the years indicated, our income statement data for this segment:

	Year ended December 31,						Percentage change
	2018		2019		2020		2019/2018	2020/2019
	(in billions of Won)						(%)
Income statement data
Net interest income	￦	510	￦	554	￦	564	8.6%	1.8%
Non-interest income		60		32		4	(46.7)	(87.5)
Impairment losses due to credit loss and others(1)		(227)		(260)		(196)	14.5	(24.6)
General administrative expenses		(171)		(190)		(207)	11.1	8.9

Net operating income		172		136		165	(20.9)	21.3
Non-operating income (expense)		(6)		14		(6)	N/M (2)	N/M

Net income before tax		167		150		159	(10.2)	6.0
Tax expense		(40)		(36)		(39)	(10.0)	8.3

Net income	￦	127	￦	114	￦	120	(10.2)	5.3

(1)	Consist of reversal of (provision for) impairment losses due to credit loss and others and reversal of provisions (provisions).
(2)	N/M = not meaningful.

Comparison of 2020 to 2019

Our net income before tax for this segment increased 6.0% from ￦150 billion in 2019 to ￦159 billion in 2020. Net income after tax also increased 5.3% from ￦114 billion in 2019 to ￦120 billion in 2020.

Net interest income for this segment increased 1.8% from ￦554 billion in 2019 to ￦564 billion in 2020, primarily due to an increase in the average volume of credit card receivables, including cash advances and credit card loans, which was offset in part by a decrease in the average yield on such receivables.

Non-interest income attributable to this segment decreased 87.5% from ￦32 billion in 2019 to ￦4 billion in 2020, mainly due to a decrease in fees and commissions received on credit cards resulting from reduced consumer spending due to the COVID-19 pandemic and an increase in commissions paid related to credit card benefits.

Impairment losses due to credit loss and others for this segment decreased 24.6% from ￦260 billion in 2019 to ￦196 billion in 2020, primarily as a result of a decrease in delinquency rates due to heightened credit review standards.

General administrative expenses attributable to this segment increased 8.9% from ￦190 billion in 2019 to ￦207 billion in 2020, mainly due to an increase in salaries paid resulting from an increase in the number of employees in this segment.

Non-operating income for this segment changed from net income of ￦14 billion in 2019 to a net expense of ￦6 billion in 2020, mainly as a result of a net reversal of provisions related to litigation in this segment due to judgments in our favor in 2019, which was not repeated in 2020.

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

Non-interest income attributable to this segment decreased 46.7% from ￦60 billion in 2018 to ￦32 billion in 2019, mainly due to a decrease in fees and commissions received on credit cards resulting from a decrease in rates on credit card commissions received from merchants in accordance with Korean government policy.

Impairment losses due to credit loss and others for this segment increased 14.5% from ￦227 billion in 2018 to ￦260 billion in 2019, primarily as a result of an increase in the outstanding balance of our credit card receivables.

General administrative expenses attributable to this segment increased 11.1% from ￦171 billion in 2018 to ￦190 billion in 2019, mainly due to increases in salaries and benefits paid to our employees in this segment and computer and IT-related expenses.

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

Investment Banking

This segment consists of the investment banking operations of Woori Investment Bank. Woori Investment Bank mainly provides project finance, structured finance, merger and acquisition financing and financial advisory services. The following table shows, for the years indicated, our income statement data for this segment:

	Year ended December 31,						Percentage change
	2018		2019		2020		2019/2018	2020/2019
	(in billions of Won)						(%)
Income statement data
Net interest income	￦	43	￦	54	￦	78	25.6%	44.4%
Non-interest income		20		34		34	70.0	0.0
Reversal of (provision for) impairment losses due to credit loss and others(1)		(4)		(1)		(4)	(75.0)	300.0
General administrative expenses		(26)		(31)		(39)	19.2	25.8

Net operating income		33		56		70	69.7	25.0
Non-operating expense		—		(4)		(1)	N/A (2)	(75.0)

Net income before tax		33		52		69	57.6	32.7
Tax income (expense)		1		1		(6)	0.0	N/M (3)

Net income	￦	33	￦	53	￦	63	60.6	18.9

(1)	Consist of reversal of (provision for) impairment losses due to credit loss and others and reversal of provisions (provisions).
(2)	N/A = not applicable.
(3)	N/M = not meaningful.

Comparison of 2020 to 2019

Our net income before tax for this segment increased 32.7% from ￦52 billion in 2019 to ￦69 billion in 2020. Net income after tax also increased 18.9% from ￦53 billion in 2019 to ￦63 billion in 2020.

Net interest income for this segment, which consists mainly of interest income from financing provided to corporations, increased 44.4% from ￦54 billion in 2019 to ￦78 billion in 2020, primarily reflecting an increase in the average balance of such financing provided to corporate customers.

Non-interest income attributable to this segment remained stable at ￦34 billion in 2019 and 2020.

Impairment losses due to credit loss and others for this segment increased 300.0% from ￦1 billion in 2019 to ￦4 billion in 2020, primarily as a result of an expected deterioration in the overall asset quality of loans in this segment due to the COVID-19 pandemic.

General administrative expenses attributable to this segment increased 25.8% from ￦31 billion in 2019 to ￦39 billion in 2020, mainly due to an increase in salaries paid resulting from an increase in the number of employees in this segment.

Comparison of 2019 to 2018

Our net income before tax for this segment increased 57.6% from ￦33 billion in 2018 to ￦52 billion in 2019. Net income after tax also increased 60.6% from ￦33 billion in 2018 to ￦53 billion in 2019.

Net interest income for this segment increased 25.6% from ￦43 billion in 2018 to ￦54 billion in 2019, primarily reflecting an increase in the average balance of such financing provided to corporate customers.

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

Others

Other operations include the operations of Woori Financial Group and all of our subsidiaries (other than Woori Bank, Woori Card and Woori Investment Bank), including Woori Financial Capital, Woori Asset Trust, Woori Asset Management, Woori Credit Information, Woori Fund Service, Woori Private Equity Asset Management, Woori Global Asset Management, Woori FIS and Woori Finance Research. The following table shows, for the years indicated, our income statement data for this segment:

	Year ended December 31,						Percentage change
	2018		2019		2020		2019/2018	2020/2019
	(in billions of Won)						(%)
Income statement data
Net interest income	￦	1	￦	2	￦	69	100.0%	N/M	(3)
Non-interest income		297		958		1,072	222.6	11.9%
Impairment losses due to credit loss and others(1)		—		(1)		(44)	N/A (2)	N/M
General administrative expenses		(293)		(324)		(417)	10.6	28.7

Net operating income		5		636		681	N/M	7.1
Non-operating income (expense)		—		(2)		1	N/A	N/M

Net income before tax		6		635		682	N/M	7.4
Tax expense		(2)		(1)		(29)	(50.0)	N/M

Net income	￦	3	￦	633	￦	652	N/M	3.0

(1)	Consist of reversal of (provision for) impairment losses due to credit loss and others and reversal of provisions (provisions).
(2)	N/A = not applicable.
(3)	N/M = not meaningful.

Comparison of 2020 to 2019

Our net income before tax for this segment increased 7.4% from ￦635 billion in 2019 to ￦682 billion in 2020. Net income after tax increased 3.0% from ￦633 billion in 2019 to ￦652 billion in 2020.

Net interest income for this segment increased significantly from ￦2 billion in 2019 to ￦69 billion in 2020, primarily due to the additional interest income attributable to the addition of Woori Financial Capital as a consolidated subsidiary starting on October 20, 2020.

Non-interest income attributable to this segment increased 11.9% from ￦958 billion in 2019 to ￦1,072 billion in 2020, primarily as a result of the additional non-interest income attributable to the addition of Woori Financial Capital as a consolidated subsidiary starting on October 20, 2020.

Impairment losses due to credit loss and others for this segment increased significantly from ￦1 billion in 2019 to ￦44 billion in 2020, primarily as a result of an expected deterioration in the overall asset quality of the loans included in this segment due to the COVID-19 pandemic, as well as the additional impairment losses attributable to the addition of Woori Financial Capital as a consolidated subsidiary starting on October 20, 2020.

General administrative expenses attributable to this segment increased 28.7% from ￦324 billion in 2019 to ￦417 billion in 2020, mainly due to an increase in salaries and other employee benefits paid to our employees in this segment and an increase in termination benefits resulting mainly from our implementation of an early retirement program in the fourth quarter of 2020, as well as the additional expenses attributable to the addition of Woori Financial Capital as a consolidated subsidiary starting on October 20, 2020.

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

Item 5.B.	Liquidity and Capital Resources

Financial Condition

Assets

The following table sets forth, as of the dates indicated, the principal components of our assets:

	As of December 31,						Percentage change
	2018		2019		2020		2019/2018	2020/2019
	(in billions of Won)						(%)
Cash and cash equivalents	￦	6,748	￦	6,393	￦	9,991	(5.3)%	56.3%
Financial assets at fair value through profit or loss		6,126		8,069		14,763	31.7	83.0
Financial assets at fair value through other comprehensive income		18,063		27,731		30,029	53.5	8.3
Securities at amortized cost		22,933		20,321		17,021	(11.4)	(16.2)
Loans and other financial assets at amortized cost:		282,458		293,718		320,106	4.0	9.0
Due from banks(2)		14,151		14,492		9,863	2.4	(31.9)
Loans(2)		260,820		271,032		302,794	3.9	11.7
Loans in local currency		210,701		221,484		249,265	5.1	12.5
Loans in foreign currencies		15,239		18,534		20,025	21.6	8.0
Domestic banker’s usance		2,934		2,900		2,241	(1.2)	(22.7)
Credit card accounts		8,051		8,399		8,543	4.3	1.7
Bills bought in foreign currencies		7,874		4,772		5,763	(39.4)	20.8
Bills bought in local currency		23		61		134	165.2	119.7
Factoring receivables		46		21		38	(54.3)	81.0
Advances for customers on guarantees		14		13		31	(7.1)	138.5
Privately placed bonds		366		307		354	(16.1)	15.3
Securitized loans		1,377		2,250		2,562	63.4	13.9
Call loans		2,669		3,290		2,352	23.3	(28.5)
Bonds purchased under resale agreements		11,702		8,982		10,146	(23.2)	13.0
Financial lease receivables		156		226		586	44.9	159.3
Installment financial bonds		881		753		1,925	14.5	155.6
Others		—		1		—	100.0	(100.0)
Loan origination costs and fees		574		621		744	8.2	19.8
Discounted present value		(10)		(7)		(7)	(30.0)	(0.0)
Loss allowance		(1,778)		(1,575)		(1,909)	(11.4)	21.2
Other financial assets (other receivables)(2)		7,487		8,193		7,449	9.4	(9.1)
Investments in joint ventures and associates		362		806		993	122.7	23.2
Investment properties		378		280		387	(25.9)	38.2
Premises and equipment		2,450		3,365		3,287	37.3	(2.3)
Other assets(3)		929		1,299		2,503	39.8	92.7

Total assets	￦	340,447	￦	361,981	￦	399,081	6.3	10.2

(1)	N/A = not applicable.
(2)	Net of allowance for credit losses.
(3)

Includes intangible assets and goodwill, assets held for distribution (sale), net defined benefit assets, current tax assets, deferred tax assets, derivative assets designated for hedging and other assets.

For further information on our assets, see “Item 4.B. Business Overview—Assets and Liabilities.”

Comparison of 2020 to 2019

Our total assets increased 10.2% from ￦361,981 billion as of December 31, 2019 to ￦399,081 billion as of December 31, 2020, principally due to an 11.7% increase in loans from ￦271,032 billion as of December 31,

2019 to ￦302,794 billion as of December 31, 2020, which was enhanced by an 83.0% increase in financial assets at fair value through profit or loss from ￦8,069 billion as of December 31, 2019 to ￦14,763 billion as of December 31, 2020.

The increase in loans was primarily attributable to a 12.5% increase in loans in local currency from ￦221,484 billion as of December 31, 2019 to ￦249,265 billion as of December 31, 2020, which was enhanced by an 8.0% increase in loans in foreign currencies from ￦18,534 billion as of December 31, 2019 to ￦20,025 billion as of December 31, 2020, a 155.6% increase in installment financial bonds from ￦753 billion as of December 31, 2019 to ￦1,925 billion as of December 31, 2020 and a 13.0% increase in bonds purchased under resale agreements from ￦8,982 billion as of December 31, 2019 to ￦10,146 billion as of December 31, 2020.

The increase in financial assets at fair value through profit or loss was primarily attributable to a 136.2% increase in derivatives assets from ￦2,922 billion as of December 31, 2019 to ￦6,902 billion as of December 31, 2020, which was enhanced by a 45.4% increase in securities from ￦4,907 billion as of December 31, 2019 to ￦7,136 billion as of December 31, 2020. Such increase in securities was principally due to an increase in beneficiary certificates.

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

Liabilities and Equity

The following table sets forth, as of the dates indicated, the principal components of our liabilities and our equity:

	As of December 31,						Percentage change
	2018		2019		2020		2019/2018	2020/2019
	(in billions of Won)						(%)
Liabilities:
Financial liabilities at fair value through profit or loss	￦	2,283	￦	2,958	￦	6,814	29.6%	130.4%
Deposits due to customers		248,691		264,686		291,477	6.4	10.1
Borrowings		16,203		18,999		20,745	17.3	9.2
Debentures		28,736		30,858		37,479	7.4	21.5
Provisions		391		444		502	13.6	13.1
Other financial liabilities		21,443		17,707		14,216	(17.4)	(19.7)
Other liabilities(2)		747		837		1,122	12.0	34.1

Total liabilities		318,494		336,488		372,356	5.6	10.7

Equity:
Owner’s equity:
Capital stock		3,381		3,611		3,611	6.8	—
Hybrid securities		3,162		998		1,895	(68.4)	89.9
Capital surplus		286		626		626	118.9	(0.0)
Other equity		(2,214)		(2,249)		(2,347)	1.6	4.4
Retained earnings(3)		17,125		18,525		19,268	8.2	4.0

		21,740		21,510		23,054	(1.1)	7.2

Non-controlling interests		213		3,982		3,672	1769.5	(7.8)

Total equity		21,953		25,492		26,725	16.1	4.8

Total liabilities and equity	￦	340,447	￦	361,981	￦	399,081	6.3	10.2

(1)	N/A = not applicable.
(2)	Includes net defined benefit liability, current tax liabilities, deferred tax liabilities, derivative liabilities designated for hedging and other liabilities.
(3)	Includes regulatory reserve for credit loss of ￦2,578 billion as of December 31, 2018, ￦2,356 billion as of December 31, 2019 and ￦2,548 billion as of December 31, 2020.

For further information on our liabilities, see “Item 4.B. Business Overview—Assets and Liabilities.”

Comparison of 2020 to 2019

Our total liabilities increased 10.7% from ￦336,488 billion as of December 31, 2019 to ￦372,356 billion as of December 31, 2020, principally as a result of a 10.1% increase in deposits due to customers from ￦264,686 billion as of December 31, 2019 to ￦291,477 billion as of December 31, 2020, which was enhanced by a 21.5% increase in debentures from ￦30,858 billion as of December 31, 2019 to ￦37,479 billion as of December 31, 2020 and a 130.4% increase in financial liabilities at fair value through profit or loss from ￦2,958 billion as of December 31, 2019 to ￦6,814 billion as of December 31, 2020. The increase in deposits due to customers was primarily due to an 8.2% increase in time deposits from ￦224,116 billion as of December 31, 2019 to ￦242,398 billion as of December 31, 2020, which was enhanced by a 43.9% increase in demand deposits from ￦8,655 billion as of December 31, 2019 to ￦12,454 billion as of December 31, 2020 and a 12.0% increase in deposits in foreign currencies from ￦27,144 billion as of December 31, 2019 to ￦30,409 billion as of December 31, 2020.

Our total equity increased 4.8% from ￦25,492 billion as of December 31, 2019 to ￦26,725 billion as of December 31, 2020. Such increase mainly reflected an 89.9% increase in hybrid securities from ￦998 billion as of December 31, 2019 to ￦1,895 billion as of December 31, 2020 and a 4.0% increase in retained earnings from ￦18,525 billion as of December 31, 2019 to ￦19,268 billion as of December 31, 2020. The increase in hybrid securities was due to the issuances of local currency-denominated hybrid securities in February, June and October 2020. The increase in retained earnings was attributable mainly to the net income we generated in 2020.

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

Liquidity

Our primary source of funding has historically been and continues to be customer deposits, particularly lower-cost retail deposits. Customer deposits amounted to ￦248,691 billion, ￦264,686 billion and ￦291,477 billion as of December 31, 2018, 2019 and 2020, which represented approximately 82.7%, 83.0% and 82.2% of our total funding, respectively. We have historically been able to use customer deposits to finance our operations generally, including meeting a portion of our liquidity requirements. Although the majority of deposits are short term, it has been our experience that the majority of our depositors generally roll over their deposits at maturity, thus providing us with a stable source of funding. However, in the event that a substantial number of our depositors do not roll over their deposits or otherwise decide to withdraw their deposited funds, we would need to place increased reliance on alternative sources of funding, some of which may be more expensive than customer deposits, in order to finance our operations. See “Item 3.D. Risk Factors—Other risks relating to our business—Our funding is highly dependent on short-term deposits, which dependence may adversely affect our operations.” In particular, we may increase our utilization of alternative funding sources such as short-term borrowings and cash and cash equivalents (including funds from maturing loans), as well as liquidating our positions in trading and investment securities and using the proceeds to fund parts of our operations, as necessary.

We also obtain funding through borrowings and issuances of debentures to meet our liquidity needs. Borrowings represented 6.6%, 7.0% and 6.7% of our total funding as of December 31, 2018, 2019 and 2020, respectively. Debentures represented 9.6%, 9.7% and 10.6% of our total funding as of December 31, 2018, 2019 and 2020, respectively. For further information on our sources of funding, see “Item 4.B. Business Overview—Assets and Liabilities—Funding.”

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

The Financial Services Commission requires each Korean financial holding company and each Korean bank to maintain specific Won and foreign currency liquidity ratios. These ratios require us to keep our ratio of liquid assets to liquid liabilities above certain minimum levels. For a description of these requirements, see “Item 4.B. Business Overview—Supervision and Regulation—Principal Regulations Applicable to Financial Holding Companies—Liquidity” and “—Principal Regulations Applicable to Banks—Liquidity.” We are currently in compliance with all such requirements. In addition, notwithstanding any global economic and financial disruption resulting from the COVID-19 pandemic, we do not expect to experience issues relating to foreign currency liquidity due to the low likelihood of large withdrawals of foreign currency and our access to existing lines of credit in foreign currency.

We are a financial holding company, and substantially all of our operations are in our subsidiaries. Accordingly, we rely on distributions from our subsidiaries, direct borrowings and issuances of debt and equity securities to fund our liquidity obligations at the holding company level. See “Item 3.D. Risk Factors—Risks relating to our financial holding company structure and strategy.”

Contractual Obligations and Off-Balance Sheet Arrangements

The following table sets forth our contractual obligations as of December 31, 2020:

	Payments due by period
	Total		Less than 1 year		1-3 years		3-5 years		More than 5 years
	(in billions of Won)
Contractual obligations
Borrowing obligations(1)	￦	20,906	￦	16,266	￦	3,185	￦	992	￦	463
Debenture obligations(1)		39,224		14,068		16,738		5,161		3,257
Deposits(2)(3)		293,391		282,367		8,115		1,116		1,793
Lease obligations		409		173		157		44		35
Purchase obligations		122		26		37		38		21
Employee severance plan obligations		2,953		53		136		177		2,587

Total	￦	357,005	￦	312,953	￦	28,368	￦	7,528	￦	8,156

(1)

Includes estimated future interest payments, which have been estimated using contractual interest rates and scheduled contractual maturities of the outstanding borrowings and debentures as of December 31, 2020. In order to calculate future interest payments on debts with floating rates, we used contractual interest rates as of December 31, 2020.

(2)	Comprising certificates of deposit, other time deposits and installment deposits.
(3)	Includes estimated future interest payments, which have been estimated using weighted average interest rates paid in 2020 for each deposit product category and their scheduled contractual maturities.

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

The following table sets forth our off-balance sheet guarantees and commitments as of the dates indicated:

	As of December 31,
	2018		2019		2020
	(in billions of Won)
Confirmed guarantees	￦	7,108	￦	7,689	￦	7,275
Guarantees for loans		126		90		103
Acceptances		372		392		602
Guarantees in acceptances of imported goods		158		225		78
Other confirmed guarantees		6,453		6,983		6,492
Unconfirmed guarantees		4,297		4,046		3,617
Local letter of credit		305		193		187
Letters of credit		3,323		3,081		3,026
Other unconfirmed guarantees		670		771		404
Commercial paper purchase commitments and others		1,261		884		917
Loan commitments and others:
Loans		97,797		103,652		112,089
Others		5,041		5,994		7,828

We analyze our off-balance sheet legally binding credit-related commitments for possible losses associated with such commitments. We review the ability of the counterparties of the underlying credit-related commitments to perform their obligations under the commitments and, if we determine that a loss is probable and estimable, we establish allowances for possible losses in a manner similar to allowances that we would establish with respect to a loan granted under the terms of the applicable commitment. These allowances are reflected as provisions in our statement of financial position. As of December 31, 2020, we had established provisions for possible losses of ￦212 billion with respect to our guarantees and loan commitments.

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

The following table sets forth a summary of our capital and capital adequacy ratios as of December 31, 2018, 2019 and 2020 based on IFRS and applicable regulatory reporting standards:

	As of December 31,
	2018		2019		2020
	(in billions of Won, except percentages)
Tier I capital
Tier I common equity capital
Capital stock	￦	3,381	￦	3,611	￦	3,611
Capital surplus		286		626		626
Retained earnings		17,125		18,525		19,268
Non-controlling interests in consolidated subsidiaries		22		20		16
Others		(3,538)		(3,647)		(3,693)

Additional Tier I capital
Hybrid securities		3,130		998		1,895
Other equity		17		2,343		1,639

Total Tier I capital	￦	20,423	￦	22,476	￦	23,362

Tier II capital
Allowance for credit losses(1)	￦	194	￦	1,209	￦	1,018
Subordinated debt		1,507		—		—
Others		2,127		3,431		3,068

Total Tier II capital	￦	3,828	￦	4,640	￦	4,086

Total Tier I and Tier II capital	￦	24,251	￦	27,115	￦	27,448

Risk-weighted assets
Credit risk-weighted assets	￦	142,626	￦	209,803	￦	178,115
Market risk-weighted assets		2,372		5,587		6,087
Operational risk-weighted assets		9,973		12,656		14,067

Total	￦	154,971	￦	228,046	￦	198,269

Tier I common equity capital ratio		11.15%		8.39%		10.00%
Total Tier I capital ratio		13.18		9.86		11.78
Tier II capital ratio		2.47		2.03		2.06
Total Tier I and Tier II capital ratio		15.65		11.89		13.84

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

Standing Directors

Our standing directors are as follows:

Name	Date of Birth	Position	Director Since	Year Term Ends(1)
Tae-Seung Son	May 16, 1959	President and Chief Executive Officer	December 22, 2017(2)	2023
Won-Duk Lee	January 15, 1962	Director and Senior Deputy President	March 25, 2020	2022

(1)	The date on which the term will end will be the date of the general shareholders’ meeting in the relevant year.
(2)	Prior to January 11, 2019, served as a director of Woori Bank.

Tae-Seung Son is our president and chief executive officer and also served as the president and chief executive officer of Woori Bank from December 2017 to March 2020. Previously, he served as a deputy president of the global business unit of Woori Bank. Mr. Son holds a Bachelor of Laws from Sungkyunkwan University, a Master of Laws from Seoul National University and a Master of Business Administration from the Helsinki School of Economics.

Won-Duk Lee serves as our standing director and senior deputy president. Previously, he served as deputy president of our strategy planning unit and executive vice president and managing director of the management and finance planning group of Woori Bank. He holds a Bachelor of Science in Agriculture and a Master of Arts in Economics from Seoul National University.

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

Hong-Tae Kim was elected as a non-standing director in March 2020. He currently serves as Head of the Planning and Coordination Department at the KDIC. He holds a Bachelor of Arts in International Economics from Seoul National University.

Outside Directors

We currently have six outside directors. Pursuant to a commitment made by the KDIC in connection with the bidding process for the sale of a combined 29.7% ownership interest in Woori Bank in December 2016 and January 2017, five of the seven winning bidders each nominated one person to become a new outside director, and each such nominee was elected as a new outside director at an extraordinary general meeting of Woori Bank’s shareholders held in December 2016. In December 2018, five persons, each nominated by one of such winning bidders, were elected at an extraordinary general meeting of Woori Bank’s shareholders to serve as our outside directors upon our establishment, and in March 2021, such five persons were reappointed as our outside directors at an extraordinary general meeting of Woori Bank’s shareholders. In March 2020, one person nominated by Fubon Life Insurance Co., Ltd., pursuant to a commitment made by Woori Bank in connection with its disposal of 42,103,377 shares of our common stock in September 2019, was elected at the annual general meeting of our shareholders to serve as our outside director. Three of our outside directors concurrently serve as outside directors of Woori Bank. See “Item 4.A. History and Development of the Company—Privatization Plan—Sales of the KDIC’s Ownership Interest” and “Item 4.A. History and Development of the Company—Establishment of Woori Financial Group—Reorganization and Expansion of Woori Financial Group.”

Our outside directors are as follows:

Name	Date of Birth	Position	Director Since		Year Term Ends(1)
Sung-Tae Ro	September 1946	Outside Director	December 30, 2016	(2)	2022
Sang-Yong Park	February 1951	Outside Director	December 30, 2016	(2)	2022
Chan-Hyoung Chung	February 1956	Outside Director	December 28, 2018	(2)	2022
Dennis Chan	November 1962	Outside Director	March 25, 2020		2022
Zhiping Tian	February 1966	Outside Director	December 30, 2016	(2)	2022
Dong-Woo Chang	January 1967	Outside Director	December 30, 2016	(2)	2022

(1)	The date on which the term will end will be the date of the general shareholders’ meeting in the relevant year.
(2)	Prior to January 11, 2019, served as a director of Woori Bank.

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

Executive Officers

In addition to the standing directors who are also our executive officers, we currently have the following 11 executive officers.

Name	Date of Birth	Position
Min-Cheol Shin	June 10, 1963	Deputy President
Dong-Su Choi	September 25, 1962	Deputy President
Jin-Ho Noh	February 2, 1964	Deputy President
Kyu-Mok Hwang	February 12, 1963	Deputy President
Seok-Tae Lee	July 13, 1964	Deputy President
Seok-Young Chung	December 21, 1964	Deputy President
Jong-il Park	September 28, 1964	Senior Managing Director
Byoung-Kwon Woo	November 28, 1964	Senior Managing Director and the Compliance Officer
Sung-Wook Lee	November 13, 1965	Senior Managing Director
Weon-Cheol Hwang	June 15, 1968	Senior Managing Director
Jong-Keun Lee	November 21, 1964	Managing Director

Min-Cheol Shin serves as a deputy president of the audit unit. Previously, he served as a senior advisor at PricewaterhouseCoopers Consulting, a vice minister at the Board of Audit and Inspection of Korea and the director general of the Bureau of Social and Welfare Audit at the Board of Audit and Inspection of Korea. He holds a Bachelor of Arts in political science from Seoul National University.

Dong-Su Choi serves as a deputy president of the management support unit. Previously, he served as a deputy president of the consumer protection and management support unit, a deputy president of the management support unit and a managing director of the future strategy division of Woori Bank. He holds a Bachelor of Arts in Economics from Chung-Ang University and a Master of Business Administration from Korea University.

Jin-Ho Noh serves as a deputy president of the digital and IT unit. Previously, he served as a senior managing director and managing director of the ICT planning division and representative director of Hancom Inc. He holds a Bachelor of Arts in Business Administration from Korea University and a Master of Arts in Management Science from Lancaster University.

Kyu-Mok Hwang serves as a deputy president of the brand unit and an executive vice president of the brand and ESG group of Woori Bank. Previously, he served as a senior managing director of the public relations and brand unit, a managing director and the compliance officer and a senior general manager of the future strategy division of Woori Bank. He holds a Bachelor of Arts in Public Administration from Inha University and a Master of Arts in Public Administration from Yonsei University.

Seok-Tae Lee serves as a deputy president of the business growth unit. Previously, he served as a senior managing director of the new business division, a managing director of the strategy planning division and a senior general manager of the future strategy department of Woori Bank. He holds a Bachelor of Arts in Business Administration from Chung-Ang University.

Seok-Young Chung serves as a deputy president of the risk management unit. Previously, he served as a senior managing director of the risk management unit, a managing director of the risk management unit and a senior general manager of the future strategy division of Woori Bank. He holds a Bachelor of Arts in Business Administration and a Master of Arts in Economics from Yonsei University.

Jong-il Park serves as a senior managing director of the strategy planning unit. Previously, he served as a managing director of the strategy planning division, a senior general manager of the strategy and planning department of Woori Bank and a senior general manager of the retail banking products and marketing department of Woori Bank. He holds a Bachelor of Laws from Hankuk University of Foreign Studies.

Byoung-Kwon Woo serves as a senior managing director and the compliance officer. Previously, he served as a managing director of the compliance department, a senior general manager of the management support department and a senior general manager of the future strategy division of Woori Bank. He holds a Bachelor of Arts in English Language and Literature from Sungkyunkwan University.

Sung-Wook Lee serves as a senior managing director of the finance planning unit. Previously, he served as a managing director of the finance planning division, a senior general manager of the finance and management department and a senior general manager of the future strategy division of Woori Bank. He holds a Bachelor of Arts in Business Administration from Yonsei University.

Weon-Cheol Hwang serves as a senior managing director of the digital business division and a deputy executive vice president and managing director of the digital transformation promotion division of Woori Bank. Previously, he served as a managing director and a senior general manager of the digital banking business group of Woori Bank. He holds a Bachelor of Science and a Master of Science in Mathematics from Hanyang University.

Jong-Keun Lee serves as a managing director of the management support division. Previously, he served as a senior general manager of the management support department, a senior general manager of the human resources department of Woori Bank and a senior general manager of the Jungbu regional banking headquarters of Woori Bank. He holds a Bachelor of Arts in Public Administration from Korea University and a Master of Arts in Business Administration from the University of Birmingham.

None of the executive officers is involved in any significant business activities outside us and our subsidiaries.

Item 6.B.	Compensation

The aggregate remuneration and benefits-in-kind we paid in 2020 to our directors and our other executive officers, including the compliance officer and managing directors, was ￦4,683 million, which includes ￦217 million in provisions for allowances for severance and retirement benefits for such directors and officers. We do not have service contracts with any of these directors or officers that provide for benefits if employment with us is terminated.

The compensation of our director who received total annual compensation exceeding ￦500 million in 2020 was as follows:

Name	Position	Total Compensation in 2020 (in millions of Won)
Tae-Seung Son	President and Chief Executive Officer	￦	1,100	(1)

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

Committees of the Board of Directors

We currently have seven committees that serve under the board:

•	the Audit Committee;

•	the Board Risk Management Committee;

•	the Compensation Committee;

•	the Committee for Recommending Executive Officer Candidates;

•	the Committee for Recommending Subsidiary Representative Director Candidates;

•	the Committee for Internal Control Management; and

•	the Board ESG Management Committee.

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

Committee for Recommending Subsidiary Representative Director Candidates

This committee consists of one standing director and all six of our outside directors: Tae-Seung Son, Sung-Tae Ro, Sang-Yong Park, Chan-Hyoung Chung, Dennis Chan, Zhiping Tian and Dong-Woo Chang. The chairman is Tae-Seung Son. The committee oversees the selection of candidates for the representative directors of our subsidiaries. This committee holds meetings when such persons need to be appointed.

Committee for Internal Control Management

This committee consists of two standing directors, Tae-Seung Son and Won-Duk Lee, one non-standing director, Hong-Tae Kim, and one outside director, Sang-Yong Park. The chairman is Sang-Yong Park. The committee oversees the operation of our internal control management systems, including those of our subsidiaries, through the inspection and review thereof. Through such process, the committee continues to develop new standards for effective control. This committee holds regular meetings every six months.

Board ESG Management Committee

This committee consists of all nine of our directors: Tae-Seung Son, Won-Duk Lee, Hong-Tae Kim, Sung-Tae Ro, Sang-Yong Park, Chan-Hyoung Chung, Dennis Chan, Zhiping Tian and Dong-Woo Chang. The chairman is Sung-Tae Ro. The committee oversees the direction of ESG management strategies and the establishment of such policies. This committee holds regular meetings every six months.

Item 6.D.	Employees

As of December 31, 2020, we had a total of 123 full-time employees at our financial holding company, excluding 20 employees that hold concurrent positions at our subsidiaries. The following table sets forth information regarding our employees, on a non-consolidated basis and including employees holding concurrent positions at our subsidiaries, as of the dates indicated:

		As of December 31,
		2018	2019	2020
Woori Financial Group	Full-time employees	—	130	143
	Contractual employees	—	36	46
Woori Bank	Full-time employees	14,011	13,911	13,715
	Contractual employees	1,178	1,239	989

At the holding company level, our employees do not currently have a labor union and none of such employees are members of an outside labor union. Woori Bank has a labor union, and approximately 68.3% of its employees as of December 31, 2020 were members of the Korea Financial Industry Union. Neither we nor Woori Bank has experienced any significant labor disputes in recent years, although we have made certain concessions to our labor unions. See “Item 3.D. Risk Factors—Other risks relating to our business—Labor union unrest may disrupt our operations and hinder our ability to continue to reorganize our operations.” We have placed a high priority on our relationship with our employees and on maintaining an atmosphere of trust and cooperation between our labor and management.

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

Common Stock

As of April 23, 2021, the persons who are currently our directors or executive officers, in the aggregate, held 263,063 shares of our common stock. None of these persons individually held more than 1% of our outstanding common stock as of such date. The following table presents information regarding our directors and executive officers who beneficially owned our shares as of April 23, 2021.

Name of Executive Officer or Director	Number of Shares of Common Stock
Tae-Seung Son	88,127
Won-Duk Lee	21,500
Sung-Tae Ro	5,000
Sang-Yong Park	1,000
Chan-Hyoung Chung	10,532
Min-Cheol Shin	17,000
Dong-Su Choi	19,738
Jin-Ho Noh	6,000
Kyu-Mok Hwang	16,239
Seok-Tae Lee	18,857
Seok-Young Chung	22,951
Jongil Park	14,619
Byoung-Kwon Woo	5,500
Sung-Wook Lee	10,000
Weon-Cheol Hwang	4,000
Jong-Keun Lee	2,000

Total	263,063

Share-based Payments

Under the Korean Commercial Code and our articles of incorporation, we may, by special resolution of our shareholders, grant to our officers and employees (including the officers and employees of our subsidiaries) who have contributed or are expected to contribute to our establishment, management, technological innovation, etc. options to purchase up to an aggregate of 15.0% of the total number of our then issued shares. We may grant such options to purchase up to 1.0% of the total number of our then issued shares by a resolution of our board of directors.

We have granted cash-settled stock options to certain executive officers. See Note 36-(4) of the notes to our consolidated financial statements. As of the date of this annual report, none of such cash-settled stock options have vested.

Item 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Item 7.A.	Major Shareholders

The following table presents information regarding the beneficial ownership of our common stock at April 23, 2021 (unless otherwise indicated) by each person or entity known to us to own beneficially more than 5% of the outstanding shares of our common stock.

Except as otherwise indicated, each shareholder identified by name has:

•	sole voting and investment power with respect to its shares; and

•	record and beneficial ownership with respect to its shares.

Beneficial Owner	Number of Shares of Common Stock	Percentage of Total Shares of Common Stock	Percentage of Total Shares on a Fully Diluted Basis
KDIC	110,159,443	15.25	15.25
National Pension Service(1)	70,818,135	9.80	9.80
Nobis1, Inc.(2)	40,560,000	5.62	5.62

(1)	As of December 31, 2020.
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

Pursuant to the Korean government’s privatization plan, in December 2014, the KDIC sold 40,143,022 shares of Woori Bank’s common stock (representing 5.9% of its outstanding common stock) in a private sale in Korea. In addition, in December 2016 and January 2017, the KDIC sold an aggregate of 200,685,395 shares of Woori Bank’s common stock (representing 29.7% of its outstanding common stock) in stakes ranging from 3.7% to 6.0% to seven financial companies through a bidding process. Pursuant to a commitment made by the KDIC in connection with such bidding process, five persons, each nominated by one of the winning bidders were elected as new outside directors at an extraordinary general meeting of Woori Bank’s shareholders held in December 2016. In December 2018, five persons, each nominated by one of such winning bidders, were elected at an extraordinary general meeting of Woori Bank’s shareholders to serve as our outside directors upon our establishment, and in March 2021, such five persons were reappointed as our outside directors at an extraordinary general meeting of Woori Bank’s shareholders. In March 2020, one person nominated by Fubon Life Insurance Co., Ltd., pursuant to a commitment made by Woori Bank in connection with its disposal of 42,103,377 shares of our common stock in September 2019, was elected at the annual general meeting of our shareholders to serve as our outside director. See “Item 6.A. Directors and Senior Management—Board of Directors—Outside Directors.” In 2017, pursuant to a series of transactions related to call options previously granted in connection with the KDIC’s sale of Woori Bank’s common stock in December 2014, the KDIC sold an aggregate of 19,852,364 shares of Woori Bank’s common stock (representing 2.94% of its outstanding common stock). As a result of such transactions, the KDIC’s ownership interest in Woori Bank was reduced to 18.43%. In connection with our establishment in January 2019 as a new financial holding company pursuant to a “comprehensive stock transfer” under Korean law, the KDIC received 124,604,797 shares of our outstanding common stock in exchange for the common stock of Woori Bank it owned. In June 2019, the Financial Services

Commission approved the KDIC’s plan to sell all such common stock in multiple transactions by 2022. In April 2021, pursuant to such plan, the KDIC sold 14,445,354 shares of our common stock (representing 2.00% of our outstanding common stock) in a block trade. As a result of such transaction, the KDIC currently owns 15.25% of our outstanding common stock.

As of April 23, 2021, our chief executive officer owned 88,127 shares of our common stock. Our executive officers (excluding our chief executive officer) collectively owned 158,404 shares of our common stock. Our outside directors collectively owned 16,532 shares of our common stock.

Other than as set forth above, no other person or entity known by us to be acting in concert, directly or indirectly, jointly or separately, owned 5.0% or more of the outstanding shares of our common stock or exercised control or could exercise control over us as of April 23, 2021. None of our major shareholders has different voting rights from our other shareholders. However, pursuant to an agreement we entered into with the KDIC in July 2019, the KDIC has the right to require us to use our best efforts to cause an employee of the KDIC nominated by it to be appointed as our non-standing director, so long as the KDIC either (x) owns 10% or more of our total issued shares with voting rights or (y) owns more than 4% but less than 10% of our total issued shares with voting rights and remains our largest shareholder (other than the National Pension Service of Korea). See “Item 10.C. Material Contracts.”

As of the close of our shareholders’ register on December 31, 2020, approximately 75% of its issued shares were held in Korea by approximately 84,962 shareholders.

Item 7.B.	Related Party Transactions

We regularly engage in transactions with entities affiliated with the government, which currently owns 15.25% of our shares through the KDIC. Generally, these transactions include the extension of loans, the purchase of debt securities and other ordinary course activities relating to our banking business. For a description of such transactions, see “Item 4.B. Business Overview—Assets and Liabilities.”

As of December 31, 2020, we also had loans outstanding to our executive officers and directors in the aggregate amount of ￦3,888 million.

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

See “Item 18. Financial Statements” and pages F-1 through F-180.

Legal Proceedings and Regulatory Actions

As a financial institution with diverse operations, we are subject to legal proceedings and regulatory actions in the ordinary course of our business.

Woori Bank

In August 2019, the Financial Supervisory Service commenced an investigation into past sales by Woori Bank and other banks in Korea of derivative-linked fund and securities products tied to yields on treasury bonds of Germany, the United Kingdom and the United States, which may have resulted in significant losses to certain customers who purchased such products. In December 2019, the dispute settlement committee of the Financial Supervisory Service recommended (i) the reimbursement of 40 to 80% of the related losses to certain customers by the banks involved in the sale of such products, including Woori Bank, and (ii) individual settlements with other customers who were not subject to the 40 to 80% reimbursement recommendation. Accordingly, as of December 31, 2020, Woori Bank reimbursed 1,231 out of the 1,258 customers that agreed to accept the recommendation, which compose a vast majority of the customers with such claims. In March 2020, the Financial Services Commission imposed on Woori Bank a fine of ￦19.7 billion and a six-month ban on sales of new private equity funds and confirmed the Financial Supervisory Service’s decision to impose a warning of reprimand on our chief executive officer. Immediately following such decision, our chief executive officer, in his individual capacity, filed a request to nullify the warning of reprimand as well as an injunction request to suspend the decision against him in the Seoul Administrative Court. On March 20, 2020, the injunction request was granted and was affirmed by the Seoul High Court on appeal. Such decision was finally confirmed on September 2, 2020. Woori Bank filed a formal objection to the Financial Services Commission’s imposition of the fine on May 22, 2020 in the Seoul Central District Court, where the case is currently pending. There can be no assurance that such decisions by the Financial Services Commission and the Financial Supervisory Service (as well as any similar investigations by other government authorities, and private claims by customers, to which we may become subject) will not adversely affect our results of operations, cash flows and reputation.

In February 2020, the Seoul Southern District Prosecutors’ Office commenced an investigation into the management of certain fund products by Lime Asset Management Co. which may have resulted in significant losses to certain customers who purchased such products from banks and securities companies in Korea, including Woori Bank. Such products of Lime Asset Management Co. included trade finance funds with investments in certain funds managed by International Investment Group, which had its license revoked by the Securities and Exchange Commission in November 2018 for concealing losses and selling fraudulent loan assets, triggering suspension of the redemption of such trade finance funds, as well as other fund products. In June 2020, the dispute settlement committee of the Financial Supervisory Service recommended the full refund of the customers’ investments by the banks involved in the sale of the trade finance funds, including Woori Bank, and accordingly, we refunded an aggregate amount of ￦64.7 billion to all 288 customers that had purchased the trade finance funds from Woori Bank. In addition, as of December 31, 2020, Woori Bank reimbursed an aggregate amount of ￦119 billion to 1,088 out of the 1,302 customers with losses relating to fund products managed by Lime Asset Management Co. (other than the trade finance funds), and in February 2021, the dispute settlement committee of the Financial Supervisory Service recommended the reimbursement of 30% to 80% of such losses to the customers who purchased such products by the banks involved in the sales, including Woori Bank. While we intend to fully cooperate with any relevant investigations by government authorities, including investigations by the Seoul Southern District Prosecutors’ Office and the Financial Services Commission, it is not possible to predict the final outcome of such investigations at this time. There can be no assurance that such investigations (as well as any private claims by customers, to which we may become subject) will not result in an unfavorable outcome, including the imposition of monetary damages, fines and other penalties against us, which, if significant, may adversely affect our results of operations, cash flows and reputation.

In April 2020, the Korea Financial Intelligence Unit imposed a penalty of ￦16.5 billion on Woori Bank for its failure to file with the Korea Financial Intelligence Unit certain currency transaction reports, which resulted from errors and malfunctions relating to Woori Bank’s computer systems that failed to detect the relevant transactions. In May 2020, Woori Bank filed an administrative action appealing such monetary penalty and is currently pursuing summary judgment.

In March 2018, AJ Energy filed a lawsuit against Woori Bank and Woori America Bank in the Supreme Court of the State of New York, which was removed to the United States District Court in the Southern District of New York, seeking to recover an alleged transfer to Woori Bank from its foreign investors through an intermediary bank in the amount of EUR 8 billion. In June 2018, AJ Energy withdrew the lawsuit against Woori America Bank, and in September 2019, the district court granted Woori Bank’s motion to dismiss with prejudice in its entirety and ordered AJ Energy and its counsel to pay Woori Bank’s attorney’s fees and costs associated with filing the motion. In October 2019, AJ Energy filed an appeal against the district court’s order to the United States Court of Appeals for the Second Circuit, and in September 2020, the appellate court affirmed the judgment of the district court. The deadline for AJ Energy to file a petition for writ of certiorari was March 1, 2021, and as AJ Energy has not filed such a petition as of April 23, 2021, the case is now deemed closed.

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

The table below sets forth the dividend per share of common stock and the total amount of dividends declared by us in respect of the years ended December 31, 2018, 2019 and 2020. Except as otherwise noted, the dividends set forth below with respect to each year were declared, paid and recorded in the following year.

Fiscal year	Dividends Per Share of Common Stock	Total Amount Of Cash Dividends Paid
	(in Won)	(in millions of Won)
2018	650	437,626
2019	700	505,587
2020	360	260,016

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

We must give public notice of pre-emptive rights for new shares and their transferability not less than two weeks before the record date (excluding the period during which the shareholders’ register is closed). We will notify the shareholders who are entitled to subscribe for newly issued shares of the deadline for subscription at least two weeks prior to the deadline. If a shareholder fails to subscribe on or before the deadline, its pre- emptive rights will lapse. Our board of directors may determine how to distribute shares in respect of which preemptive rights have not been exercised or where fractions of shares occur.

Under the Financial Investment Services and Capital Markets Act, each member of our employee stock ownership association, whether or not they are shareholders, has a preemptive right, subject to certain exceptions, to subscribe for up to 20% of any shares we publicly offer. This right is exercisable only so long as the total number of shares so acquired and held by the member does not exceed 20% of the total number of shares then outstanding. As of December 31, 2020, our employees owned 8.4% of our common stock through the employee stock ownership association.

In addition, our articles of incorporation permit us to issue convertible bonds or bonds with warrants, each up to an aggregate principal amount of ￦2 trillion, to persons other than existing shareholders. Under the Korean Commercial Code, we are permitted to distribute convertible bonds or bonds with warrants to persons other than existing shareholders only when we deem that this distribution is necessary for managerial purposes, such as obtaining new technology or improving our financial condition. In the event we issue new shares, the foregoing provision would be applicable notwithstanding any provision in the articles of incorporation allowing issuance of new shares to persons other than existing shareholders. In addition, pursuant to our articles of incorporation and the Act on Electronic Registration of Stocks, Bonds, Etc., in lieu of issuing certificates for bonds, share-related bonds (e.g., convertible bonds and bonds with warrants) and contingent capital securities, we electronically register rights to be indicated on such certificates on the electronic registry of the electronic registration agency. As of the date of this annual report, we have no convertible bonds or bonds with warrants outstanding.

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

Rights of Dissenting Shareholders

Pursuant to the Financial Investment Services and Capital Markets Act and the Act on the Structural Improvement of the Financial Industry, in certain limited circumstances (including, without limitation, if we transfer all or any significant part of our business, if we acquire a part of the business of any other company and such acquisition has a material effect on our business, or if we merge or consolidate with another company), dissenting holders of shares of our common stock and our stock with preferred dividends will have the right to require us to purchase their shares. To exercise such a right, shareholders must submit to us a written notice of their dissent by the day prior to the general meeting of shareholders. Within 20 days (10 days in the case of a stock transfer or exchange to establish a financial holding company or to own all issued shares of a subsidiary under the Financial Holding Company Act) after the date on which the relevant resolution is passed at such meeting, such dissenting shareholders must request in writing that we purchase their shares. We are obligated to purchase the shares from dissenting shareholders within one month after the end of such request period at a price to be determined by negotiation between us and the shareholder. If we cannot agree on a price with the shareholder through such negotiations, the purchase price will be the arithmetic mean of (x) the weighted average of the closing share prices on the KRX KOSPI Market for the two-month period prior to the date of the adoption of the relevant board of directors’ resolution, (y) the weighted average of the closing share prices on the KRX KOSPI Market for the one-month period prior to the date of the adoption of the relevant board of directors’ resolution and (z) the weighted average of the closing share prices on the KRX KOSPI Market for the one-week period prior to the date of the adoption of the relevant board of directors’ resolution. However, any dissenting shareholder who wishes to contest the purchase price may bring a claim in court.

Required Disclosure of Ownership

Any person who directly or beneficially owns shares of our common stock that have voting rights, whether in the form of shares, ADSs, certificates representing the rights to subscribe for shares or equity-related debt securities (including convertible bonds and bonds with warrants) (which we refer to collectively as “Equity Securities”) that, when taken together with the Equity Securities beneficially owned by specified related persons or by any person acting in concert with that person, account for 5% or more of our total issued and outstanding shares on a fully diluted basis must report that holding to the Financial Services Commission and the KRX KOSPI Market no more than five business days after reaching 5%. That person must also report any subsequent change in the ownership interest of 1% or more of our total issued and outstanding shares on a fully diluted basis to the same entities no more than five business days after the change.

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

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual with respect to our common shares or ADSs will be subject to taxation at reduced rates if the dividends are “qualified dividends.” Dividends paid on the common shares or ADSs will be treated as qualified dividends if (i) the common shares or ADSs are readily tradable on an established securities market in the United States or we are eligible for the benefits of a comprehensive tax treaty with the United States that the U.S. Treasury determines is satisfactory for purposes of this provision and that includes an exchange of information program; and (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company as defined for U.S. federal income tax purposes, which we refer to as a PFIC. The ADSs are listed on the New York Stock Exchange, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. In addition, the U.S. Treasury has determined that the Korea-United States income tax treaty meets the requirements for reduced rates of taxation, and we believe we are eligible for the benefits of that treaty. Based on our audited financial statements, we believe that we were not a PFIC in our 2019 and 2020 taxable years. In addition, based on our current expectations regarding our income, assets and activities, we do not anticipate becoming a PFIC for our 2021 taxable year. Therefore, we believe that dividends received by U.S. holders with respect to either common shares or ADSs will be “qualified dividends.” Holders should consult their own tax advisers regarding the availability of the reduced dividend tax rate in light of their own particular circumstances.

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

If a U.S. holder sells or otherwise disposes of our common shares or ADSs in exchange for currency other than U.S. dollars, the amount realized generally will be the U.S. dollar value of the currency received at the spot rate on the date of sale or other disposition (or, if the shares are traded on an established securities market at such time, in the case of cash basis and electing accrual basis U.S. holders, the settlement date). An accrual basis U.S. holder that does not elect to determine the amount realized using the spot exchange rate on the settlement date will recognize foreign currency gain or loss equal to the difference between the U.S. dollar value of the amount received based on the spot exchange rates in effect on the date of the sale or other disposition and the settlement date. If an accrual basis U.S. holder makes the election described in the first sentence of this paragraph, it must be applied consistently from year to year and cannot be revoked without the consent of the Internal Revenue Service, or the IRS. A U.S. holder should consult its own tax advisors regarding the treatment of any foreign currency gain or loss realized with respect to any currency received in a sale or other disposition of the common shares or ADSs.

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

Securities Transaction Tax

If you transfer our common shares on the Korea Exchange, you will be subject to securities transaction tax at the rate of 0.08% (if the transfer is made in 2021 or 2022) and an agriculture and fishery special surtax at the rate of 0.15% of the sale price of the common shares. If your transfer of the common shares is not made on the Korea Exchange, subject to certain exceptions, you will be subject to securities transaction tax at the rate of 0.43% (if the transfer is made in 2021 or 2022) and will not be subject to an agriculture and fishery special surtax.

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

We allocate our total risk capital in accordance with the guidelines set by our Board Risk Management Committee. As described in more detail below, the committee allocates risk capital and approves the risk limit requests of our subsidiaries. Through our standardized risk management system, we allocate our risk capital:

•	with respect to our credit risk on the basis of a standardized approach as well as other portfolio credit models;

•	with respect to our market risk for trading activities based on a standardized method and the VaR method and stress testing for Woori Bank;

•	with respect to our interest rate risk based on the IRRBB standard method (ΔEVE) on a group-wide basis, replacing the previous historical simulation and standardized methods; and

•	with respect to our operational risk through an advanced measurement approach for Woori Bank and a standardized approach for our other subsidiaries, in accordance with Basel III.

Our risk capital allocation by entity as a percentage of available capital, on a non-consolidated basis, with respect to 2021 is as follows:

	Available capital(1)	Risk capital	Risk appetite	Credit	Market	Operational	Interest rate
	(in billions of Won, except percentages)
Woori Financial Group	23,342	16,902	72.4%	14,253	1,435	1,442	1,159
Woori Bank	21,947	15,240	69.4%	12,812	1,400	1,300	985
Woori Card	1,954	1,173	60.0%	1,009	0	105	155
Woori Investment Bank	489	422	86.3%	387	24	16	12
Woori Private Equity	34	19	54.3%	18	0	1	0
Woori Asset Management	111	24	21.5%	10	8	5	5
Woori Global Asset Management	25	6	24.5%	2	3	2	1
Woori Asset Trust	121	24	20.0%	15	0	14	1

(1)	Estimates based on Tier I capital.

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

The Board Risk Management Committee is composed of one non-standing director and three outside directors. It operates independently from all business groups and individual board members, and reports directly to our board of directors. We require the chairperson of the Board Risk Management Committee to be chosen from among the outside directors in order to enhance the independence and experience level of such chairperson. Our Board Risk Management Committee convenes at least quarterly, and makes decisions by a majority vote of the attending members. At least a majority of the committee members must attend to constitute a quorum.

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

The Group Risk Management Council consists of eleven members, including our chief risk officer and the chief risk officers of our subsidiaries. It operates independently from all business groups, and reports directly to the Board Risk Management Committee. The Group Risk Management Council convenes on a quarterly basis.

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

We impose a “principal investment” limit for investment activities that our subsidiaries undertake as a principal (as opposed to as an agent). The principal investment limit for each subsidiary is set as a certain percentage of the capitalization of such subsidiary.

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

Credit Card Approval Process

We have worked to ensure that risk management and credit extension policies with respect to our credit card operations through our direct subsidiary, Woori Card, reflect our group-wide risk management policies and guidelines.

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

Market risk arising from our trading activities can be subdivided into interest rate risk, foreign exchange risk and equity risk:

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

The following table shows the volume and types of Woori Bank’s trading positions (including trust accounts) subject to market risk as of December 31, 2018, 2019 and 2020:

	As of December 31,
	2018		2019		2020
	(in millions of Won)
Debt securities	￦	1,687,869	￦	1,284,003	￦	1,299,687
Equity securities		218,574		243,629		53,086
Spot exchanges(1)		1,173,041		1,301,228		1,434,417
Derivatives(2)		4,606,411		6,299,833		14,141,105

Total	￦	7,685,895	￦	9,128,693	￦	16,928,295

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

December 31, 2020, we have established market risk limits with respect to Woori Bank as shown in the following table:

Trading Portfolio			Non-Trading Portfolio
VaR Limit	Accumulated Loss Limit		PVBP Limit
	Quarter	Annual
(in billions of Won)
￦ 17.6	￦ 95.9	￦ 191.8	￦ 5.9

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

The following table shows Woori Bank’s daily VaR as of December 31, 2018, 2019 and 2020 at a 99% confidence level for a one-day holding period, for interest rate risk, equity risk, foreign exchange risk and commodity risk relating to its trading activities.

	Interest Rate Risk		Foreign Exchange Risk		Equity Risk		Commodity Risk		Less: Diversification		VaR for Overall Trading Activities
	(in millions of Won)
As of December 31, 2018	￦	3,107	￦	4,972	￦	2,353	￦	0	￦	4,445	￦	5,987
As of December 31, 2019		5,052		5,028		3,730		0		6,233		7,577
As of December 31, 2020		6,815		11,160		2,283		0		11,087		9,171

In 2018, 2019 and 2020, the average, high, low and ending amounts of Woori Bank’s daily VaR relating to its trading activities (at a 99% confidence level for a one-day holding period) were as follows:

	As of December 31, 2018		For the year ended December 31, 2018						As of December 31, 2019		For the year ended December 31, 2019						As of December 31, 2020		For the year ended December 31, 2020
			Average		Maximum		Minimum				Average		Maximum		Minimum				Average		Maximum		Minimum
Interest risk	￦	3,107	￦	3,702	￦	5,528	￦	1,730	￦	5,052	￦	3,406	￦	5,725	￦	1,176	￦	6,815	￦	7,959	￦	15,065	￦	2,427
Foreign exchange risk		4,972		4,678		6,136		3,439		5,028		5,033		6,469		4,395		11,160		8,814		11,233		4,613
Equity risk		2,353		2,669		5,081		1,138		3,730		3,203		5,935		1,146		2,283		5,783		14,394		1,982
Commodity risk		0		3		24		0		0		1		32		0		0		0		0		0
Diversification		(4,445)		(4,869)		(8,155)		(1,815)		(6,233)		(5,127)		(9,229)		(2,339)		(11,087)		(11,175)		(18,796)		(3,452)

Total risk	￦	5,987	￦	6,183	￦	8,614	￦	4,492	￦	7,577	￦	6,516	￦	8,932	￦	4,378	￦	9,171	￦	11,381	￦	21,896	￦	5,570

The graph of Woori Bank’s daily 99% VaR relating to its trading activities in 2020 is as follows:

Standardized Method. The standardized method is used to measure the market risk of the positions for which the Financial Supervisory Service has not approved the use of the VaR method. The following table shows Woori Bank’s market risk capital charges measured using the standardized method as of December 31, 2018, 2019 and 2020:

	As of December 31,
	2018		2019		2020
	(in millions of Won)
Risk categories
Interest risk	￦	9,034	￦	11,671	￦	7,775
Equity risk		7,522		8,188		7,345
Foreign exchanges risk		25,330		32,707		37,026
Commodity risk		0		0		0

Total	￦	41,886	￦	52,566	￦	52,146

Back-testing. Woori Bank conducts back testing on a daily basis to validate the adequacy of its market risk management. Back testing compares both the actual and hypothetical profit and loss with VaR calculations and analyzes any results that fall outside a predetermined confidence interval of 99%. The number of times the actual changes in Woori Bank’s profit and loss exceeded the VaR amounts in 2018, 2019 and 2020 was 3.

Stress test. In addition to VaR, Woori Bank performs stress testing to measure market risk. As VaR assumes normal market situations, Woori Bank assesses its market risk exposure to abnormal market fluctuations through stress testing. Stress testing is an important way of supporting VaR since VaR is a statistical expression of possible loss under a given confidence level and holding period. It does not cover potential loss if the market moves in a manner that is outside normal expectations. Stress testing projects the anticipated change in value of holding positions under certain scenarios assuming that no action is taken during a stress event to change the risk profile of a portfolio. The following table shows, for Woori Bank, the loss that would have occurred in its trading portfolio as of December 31, 2020 for assumed short-term extreme changes of a +/-20% change in the equity market and a +/-60 basis point change from interest rates prevailing in the market on that date, under an abnormal stress environment.

	(in billions of Won, except percentages)
Equity Market Chart Market fluctuation amount		(20)%		(10)%		(5)%		5%		10%		20%

	￦	(43.9)	￦	(6.5)	￦	0.7	￦	(2.1)	￦	(4.7)	￦	(5.0)

	(in billions of Won, except basis points)
Interest Rate Chart Basis point fluctuation amount		(60) basis points		(40) basis points		(20) basis points		20 basis points		40 basis points		60 basis points

	￦	0.4	￦	0.3	￦	0.1	￦	(0.1)	￦	(0.3)	￦	(0.4)

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

Each of our relevant subsidiaries monitors changes in, and matches of, foreign-currency assets and liabilities in order to reduce exposure to currency fluctuations. Most of our foreign exchange risk arises in connection with the operations of Woori Bank. Our relevant subsidiaries also manage risks relating to exchange rate fluctuations through foreign exchange dealing, including by their overseas branches. However, we conduct foreign exchange dealings primarily on behalf of our customers. Our counterparties are generally domestic and foreign financial institutions and banks. The following table sets forth information concerning Woori Bank’s limits on proprietary foreign exchange dealings as of December 31, 2020:

	Won/U.S. Dollar Dealing				Dealings in other currencies
	Headquarters				Headquarters				Overseas Branches
	Total		Individual		Total		Individual		Total		Individual
	(in millions of US$)
Open position
Daily maximum limit	US$	1,000	US$	200	US$	200	US$	50	US$	60	US$	15
Daily closing limit		200		50		100		20		30		6
Stop loss:
Daily		2		0.5		0.8		0.15		0.24		0.045
Monthly		3		0.8		2		0.5		0.6		0.15

The following table shows the non-consolidated net open positions of Woori Bank as of December 31, 2018, 2019 and 2020. Positive amounts represent long exposures and negative amounts represent short exposures.

	As of December 31,
	2018		2019		2020
	(in millions of US$)
Currency
U.S. dollar	US$	153.8	US$	171.1	US$	(307.4)
Japanese yen		(4.5)		(38.7)		(80.1)
Euro		(399.1)		(400.8)		(642.3)
Others		146.0		182.3		303.7

Total	US$	(103.8)	US$	(86.1)	US$	(726.1)

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

Woori Bank uses a standardized asset and liability management system for its Won- and foreign currency-denominated assets and liabilities. In addition, Woori Bank’s system also allows it to manage the assets and liabilities in its trust accounts. Its system uses the historical scenario method to determine interest rate ΔEVE (change in economic value of equity), supplemented by modules to calculate and monitor our liquidity coverage ratio and net stable funding ratio.

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

We measure interest rate risk for Won and foreign currency assets and liabilities, including derivatives and principal guaranteed trust accounts. Most of our interest-earning assets and interest-bearing liabilities are denominated in Won and our foreign currency-denominated assets and liabilities are mostly denominated in U.S. dollars. We believe, however, that our interest rate sensitivity is limited with respect to our Won-denominated assets. Deposits in Won generally bear fixed rates of interest for fixed time periods (other than deposits payable on demand which constituted approximately 49.9% of our total deposits in Won as of December 31, 2020). We generally adjust the interest rates on these deposits when they are rolled over. In addition, as of December 31, 2020, 97.8% of those deposits had current maturities of one year or less. As of December 31, 2020, approximately 64.3% of our Won-denominated loans bore floating rates of interest, and 62.3% of those loans had current maturities of one year or less.

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

Our Board Risk Management Committee’s interest rate risk limit for Woori Bank generally requires that its earnings at risk for Won-denominated accounts be within 10% of its estimated net interest income for a one-year period. We calculate ΔEVE through our standardized asset and liability management system, which uses the historical scenario method to simulate the current portfolio’s net asset value for a one-year holding period at a 99.9% confidence level.

The following tables show, for Woori Bank, on a non-consolidated basis pursuant to the guidelines of the Financial Supervisory Service, the interest rate gap for Won-denominated accounts and foreign currency-denominated accounts as of December 31, 2020:

	As of December 31, 2020
	0-3 Months		3-6 Months		6-12 Months		1-3 Years		Over 3 Years		Total
	(in billions of Won, except percentages)
Won-denominated accounts:
Interest rate-sensitive assets
Free interest rate	￦	16,222	￦	16,206	￦	13,029	￦	18,336	￦	21,794	￦	85,587
Market interest rate		122,727		35,816		13,029		24,720		14,006		210,478
Interest rate pegged to customer deposit		106		82		133		39		13		373

Total	￦	139,055	￦	52,104	￦	26,371	￦	43,095	￦	35,813	￦	296,438

Interest rate-sensitive liabilities
Free interest rate	￦	31,308	￦	5,007	￦	9,178	￦	28,085	￦	29,092	￦	102,670
Market interest rate		75,100		30,900		51,418		12,322		3,402		173,142

Total	￦	106,408	￦	35,907	￦	60,596	￦	40,407	￦	32,494	￦	275,812

Sensitivity gap		32,647		16,197		(34,225)		2,688		3,319		20,626
Cumulative gap		32,647		48,844		14,619		17,307		20,626		20,626
% of total assets(1)		10.17		15.21		4.55		5.39		6.42		6.42
Total assets in Won											￦	321,083

	As of December 31, 2020
	0-3 Months		3-6 Months		6-12 Months		1-3 Years		Over 3 Years		Total
	(in millions of US$, except percentages)
Foreign currency-denominated accounts:
Interest rate-sensitive assets
Free interest rate	US$	0	US$	0	US$	0	US$	0	US$	0	US$	0
Market interest rate		16,290		1,953		799		696		885		20,622
Interest rate pegged to customer deposit		0		0		0		0		0		0

Total	US$	16,290	US$	1,953	US$	799	US$	696	US$	885	US$	20,622

Interest rate-sensitive liabilities
Free interest rate	US$	0	US$	0	US$	0	US$	0	US$	3	US$	3
Market interest rate		6,988		2,167		2,263		1,375		2,317		15,110

Total	US$	6,988	US$	2,167	US$	2,263	US$	1,375	US$	2,320	US$	15,113

Sensitivity gap		9,302		(214)		(1,464)		(680)		(1,435)		5,510
Cumulative gap		9,302		9,088		7,624		6,944		5,510		5,510
% of total assets(1)		28.97%		28.30%		23.75%		21.63%		17.16%		17.16%
Total assets in US$											US$	32,108

(1)	Represents the cumulative gap as a percentage of total assets.

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

The following table shows, for Woori Bank, with respect to Won-denominated assets and liabilities, duration gaps and net asset value changes when the interest rate increases by one percentage point as of the specified dates:

Date	Interest-bearing asset duration	Interest-bearing liability duration	Total asset/liability duration gap	Net asset value change
	(in years)	(in years)	(in years)	(in billions of Won)
June 30, 2018	0.77	0.80	0.03	83
December 31, 2018	0.84	0.80	0.10	276
June 30, 2019	0.90	0.81	0.15	415
December 31, 2019	0.94	0.88	0.14	392
June 30, 2020	1.02	0.92	0.18	507
December 31, 2020	0.94	0.93	0.07	213

We set interest rate risk limits using the historical simulation method, which uses actual historical price, volatility and yield changes in comparison with the current position to generate hypothetical portfolios and calculate a distribution of position and portfolio market value changes. The following table shows Woori Bank’s interest rate ΔEVE with respect to its Won-denominated assets and liabilities for each of the quarters since the fourth quarter of 2019:

	Fourth Quarter 2019	First Quarter 2020	Second Quarter 2020	Third Quarter 2020	Fourth Quarter 2020
(in billions of Won, except percentages)
Interest rate ΔEVE	￦386.4	￦282.9	￦ 246.0	￦195.8	￦136.5

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

The Financial Services Commission uses the liquidity coverage ratio, defined as the ratio of highly liquid assets to total net cash outflows over a 30-day period, as the principal liquidity risk management measure and currently requires Korean banks, including Woori Bank, to:

•	maintain a liquidity coverage ratio of not less than 100%;

•	maintain a foreign currency liquidity coverage ratio of not less than 80%; and

•	submit monthly reports with respect to the maintenance of these ratios.

In April 2020, in order to encourage financial institutions to provide financial support to companies adversely affected by COVID-19, the Financial Services Commission announced that it would temporarily lower the required liquidity coverage ratio to 85% and the required foreign currency liquidity coverage ratio to 70%. Although these temporary deregulation measures were originally scheduled to end in September 2020, the Financial Services Commission extended them until the end of September 2021, which may be subject to change.

As of December 31, 2020, Woori Bank’s 30-day liquidity coverage ratio was 91.41%, above the Financial Services Commission’s standard of 85%.

The following table shows the liquidity status, on a cumulative basis, and limits for foreign currency accounts of Woori Bank on a non-consolidated basis as of December 31, 2020 in accordance with the Financial Services Commission’s regulations:

	7 days or less		8 days – 1 month		3 months or less
	(in millions of US$)
Foreign currency accounts:
Foreign currency assets	US$	18,457	US$	13,375	US$	17,452
Foreign currency liabilities		16,149		13,693		18,326
Maturity gap		2,308		(318)		(874)
Cumulative gap (A)		2,308		1,990		1,116
Total assets (B)		145,838		145,838		145,838
Liquidity gap ratio (A/B)		1.58%		1.36%		102.32	%(1)
Limits		(3)%		(10)%		85%

(1)	Liquidity ratio, calculated as foreign currency assets as a percentage of foreign currency liabilities.

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

To monitor and control operational risks, we maintain a system of comprehensive policies and have put in place a control framework designed to provide a stable and well-managed operational environment throughout our organization. Several bodies are responsible for managing our operational risk, including our Audit and Legal and Compliance Departments and the Subsidiary Risk Management Committees and their respective Subsidiary Risk Management Departments. For example, Woori Bank has implemented a multi-step operational risk management process consisting of engaging in risk self-assessment, establishing key risk indicators, operating an early warning system, managing loss data, measuring operational risk capital, monitoring and reporting risks, promoting a strong risk management culture and developing action plans. Woori Bank has also established policies to change operational risk profiling, select permitted levels of risk, develop action plans and manage results. We are also implementing a group-wide operational risk management system to comply with the operational risk requirements of the final Basel III standards, which will become effective in 2023.

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

Fees and Payments from the Depositary to Us

In 2020, pursuant to an agreement with us, the depositary waived, or made payments to third parties of, approximately $11,909 (net of applicable taxes) in the aggregate in connection with proxy process expenses (including printing, postage and distribution expenses), contributions towards investor relations efforts (including investor relations agency fees) and other standard out-of-pocket maintenance costs relating to our ADS facility that were payable by us.

In addition, as part of its service to us, the depositary waives its fees for the standard costs and operating expenses associated with the administration of the ADS facility.

Item 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not Applicable

Item 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not Applicable

Item 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

We have evaluated, with the participation of our chief executive officer and principal financial officer, the effectiveness of our disclosure controls and procedures, as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, as of December 31, 2020. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and principal financial officer concluded that our disclosure controls and procedures as of December 31, 2020 were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act, is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2020 based on the criteria established in the Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission in May 2013.

Based on this assessment, management believes that, as of December 31, 2020, our internal control over financial reporting is effective.

Our management has excluded Woori Financial Capital (including its then wholly-owned subsidiary Woori Savings Bank) from our assessment of internal control over financial reporting as of December 31, 2020 in accordance with the SEC’s general guidance that an assessment of a recently-acquired business may be omitted from our scope of assessment in the year of acquisition. On December 10, 2020, we acquired a 74.0% equity interest in Woori Financial Capital from Well to Sea Investment. Notwithstanding the foregoing, Woori Financial Capital became our consolidated subsidiary on October 20, 2020 for accounting purposes. For further information regarding the accounting treatment of the acquisition of Woori Financial Capital, see Note 43.1 of the notes to our consolidated financial statements included elsewhere in this annual report. As of December 31, 2020, Woori Financial Capital accounted for approximately 2.2% of our consolidated total assets, and its net loss before income tax for the period subsequent to its consolidation on October 20, 2020 amounted to ￦18 billion, compared to our consolidated net profit before income tax of ￦2,001 billion.

The effectiveness of our internal control over financial reporting as of December 31, 2020 has been audited by Samil PricewaterhouseCoopers, an independent registered public accounting firm, as stated in its report included herein which expressed an unqualified opinion on the effectiveness of our internal control over financial reporting as of December 31, 2020.

Changes in Internal Control Over Financial Reporting

As a result of our acquisition of Woori Financial Capital as described above, we are evaluating and implementing changes to processes, policies and other components of our internal control over financial reporting as part of our ongoing integration activities. Our management continues to be engaged in efforts to evaluate the effectiveness of our internal control procedures and the design of those control procedures in connection with the acquisition of Woori Financial Capital, with a plan to report its evaluation of the internal control over the financial reporting of Woori Financial Capital at December 31, 2021. Except for the foregoing, there has been no change in our internal control over financial reporting during 2020 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16.	RESERVED

Item 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that each of Dong-Woo Chang, Chan-Hyoung Chung and Sung-Tae Ro, our outside directors and members of our Audit Committee, qualifies as an “audit committee financial expert” and is independent within the meaning of this Item 16A.

Item 16B.	CODE OF ETHICS

We have adopted a code of ethics, as defined in Item 16B of Form 20-F under the Exchange Act. Our code of ethics applies to our chief executive officer, principal financial officer and persons performing similar functions as well as to our outside directors and other officers and employees. We also recommend compliance with the code of ethics to our business counterparts. Our code of ethics is available on our website at https://www.woorifg.com. If we amend or delete any provision of this code of ethics, we will disclose such amendment on our website at the same address.

Item 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the fees billed to us by our former independent registered public accountants, Deloitte Anjin LLC, the member firms of Deloitte Touche Tohmatsu Limited, and their respective affiliates

(which we refer to collectively as Deloitte), for the fiscal year ended December 31, 2019 and our current independent registered public accountants, Samil PricewaterhouseCoopers, and other firms in the PricewaterhouseCoopers network (which we refer to collectively as PwC), for the fiscal year ended December 31, 2020:

	Year ended December 31,
	2019		2020
	(in millions of Won)
Audit fees	￦	6,115	￦	7,445
Audit-related fees		228		50
Tax fees		341		237
All other fees		125		1,701

Total fees	￦	6,809	￦	9,433

Audit fees in the above table are the aggregate fees billed or expected to be billed by Deloitte and PwC, in connection with the audit of our annual financial statements, the review of our interim financial statements, the review of filings with the U.S. Securities and Exchange Commission and audit of the effectiveness of our internal control over financial reporting.

Audit-related fees in the above table are the aggregate fees billed or expected to be billed by Deloitte and PwC for agreed-upon procedures related to the issuance of comfort letters in connection with the issuance of debt securities.

Tax fees in the above table are the aggregate fees billed or expected to be billed by Deloitte and PwC for assistance in the preparation of certain tax returns and other tax advice.

All other fees in the above table are the aggregate fees billed in each of the fiscal years by Deloitte and PwC for all other services which are not part of the three categories above.

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

The disclosure called for by paragraph (a) of this Item 16F was previously reported, as that term is defined in Rule 12b-2 under the Exchange Act, in our Annual Report on Form 20-F (File No. 001-31811), filed on April 29, 2020.

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
Report of Independent Registered Public Accounting Firm	F-1
Consolidated Statements of Financial Position as of December 31, 2019 and 2020	F-5
Consolidated Statements of Comprehensive Income for the Years Ended December 31, 2018, 2019 and 2020	F-6
Consolidated Statements of Changes in Equity for the Years Ended December 31, 2018, 2019 and 2020	F-8
Consolidated Statements of Cash Flows for the Years Ended December 31, 2018, 2019 and 2020	F-11
Notes to Consolidated Financial Statements	F-14

(b)	Exhibits

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

Number	Description
1.1	Articles of Incorporation of Woori Financial Group (translation in English).

2.1*	Form of Stock Certificate of Woori Financial Group’s common stock, par value ~~￦~~5,000 per share (translation in English).

2.2**	Form of the Second Amended and Restated Deposit Agreement by and among Woori Financial Group, Citibank, N.A., as depositary, and all holders and beneficial owners from time to time of American depositary shares issued thereunder, including the form of American depositary receipt.

2.3***	Description of Woori Financial Group’s Capital Stock.

2.4****	Description of Woori Financial Group’s American Depositary Shares.

4.1*****	Agreement between the Korea Deposit Insurance Corporation and Woori Financial Group (translation in English).

8.1******	List of subsidiaries of Woori Bank.

11.1	Code of Ethics (translation in English).

12.1	Section 302 certifications.

13.1	Section 906 certifications.

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

*	Incorporated by reference to exhibit 2.1 to the Annual Report on Form 20-F (File No. 001-31811), filed on April 30, 2019.
**	Incorporated by reference to exhibit (a)(1) to the Registration Statement on Form F-6 (File No. 333-229197), filed on January 11, 2019.
***	See Item 10.B. Memorandum and Articles of Association.
****	Incorporated by reference to exhibit 2.4 to the Annual Report on Form 20-F (File No. 001-31811), filed on April 29, 2020.
*****	Incorporated by reference to exhibit 4.1 to the Annual Report on Form 20-F (File No. 001-31811), filed on April 29, 2020.
******	See Note 1 of the notes to the consolidated financial statements of the registrant included in this Annual Report.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Woori Financial Group Inc. (Registrant)

/s/ Tae-Seung Son
(Signature)

Tae-Seung Son
Chief Executive Officer
(Name/Title)

Date: April 30, 2021

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Woori Financial Group Inc.:

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statement of financial position of Woori Financial Group Inc. and its subsidiaries (the “Company”) as of December 31, 2020, and the related consolidated statements of comprehensive income, of changes in equity and of cash flows for the year then ended, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control—Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the Management’s Annual Report on Internal Control over Financial Reporting appearing under Item 15. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audit of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

As described in Management’s Annual Report on Internal Control Over Financial Reporting, management has excluded Woori Financial Capital Co., Ltd. (including its then wholly-owned subsidiary Woori Savings Bank), from its assessment of internal control over financial reporting as of December 31, 2020 because it was acquired by the Company in a purchase business combination during 2020. We have also excluded Woori Financial Capital Co., Ltd. and Woori Savings Bank, from our audit of internal control over financial reporting. As of December 31, 2020, Woori Financial Capital and its subsidiaries including Woori Savings Bank accounted for approximately 2.2% of our consolidated total assets, and its net loss before income tax for the period subsequent to its consolidation on October 20, 2020 amounted to ￦18 billion, compared to our consolidated net profit before income tax of ￦2,001 billion.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Allowances for Credit Losses

As described in Notes 4 and 10 to the consolidated financial statements, loans measured at amortized cost subject to individual or collective assessments were ￦304,702,706 million, with allowances for credit losses of ￦1,908,524 million as of December 31, 2020. Allowances for credit losses for individually assessed loans are determined by the estimation of the expected future cash flows. For collectively assessed loans, allowances are determined based on assumptions and variables in the models used for estimating expected credit loss. Significant judgment is applied in management’s estimation including updating forward-looking information used for expected credit losses and determining significant increases in credit risk for loans, including the impacts of government-led loan deferment.

The principal considerations for our determination that performing procedures relating to the allowances for credit losses for individually assessed and collectively assessed loans is a critical audit matter are (i) the significant judgment by management in determining such allowances including judgment related to the cash flow projections for the individually assessed loans, and measurement uncertainties arising from various assumptions and methodologies including credit rating assessments, forward-looking information and credit risk of loans affected by government-led loan deferment, which in turn led to a high degree of subjectivity in performing procedures relating to the assumptions used; (ii) the significant judgment in evaluating audit evidence related to the assumptions used; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the Company’s allowance estimation process, which included controls over the assumptions used in determining the allowance for credit losses. These procedures also included, among others, the involvement of professionals with specialized skill and knowledge to assist in testing management’s process for determining the allowance for credit losses for individually assessed and collectively assessed loans, including evaluating the appropriateness of estimated future cash flows, evaluating the appropriateness of methodology and models used, testing the accuracy of the data used in the estimates, and evaluating the reasonableness of significant assumptions.

/s/ Samil PricewaterhouseCoopers

Seoul, Korea

April 30, 2021

We have served as the Company’s auditor since 2020.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Woori Financial Group Inc.:

Opinion on the Financial Statements

We have audited the consolidated statement of financial position of Woori Financial Group Inc. and subsidiaries (the “Group”) as of December 31, 2019, the related consolidated statements of comprehensive income, changes in equity, and cash flows for each of the two years in the period ended December 31, 2019 (all expressed in Korean Won), and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2019, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2019, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

/s/    DELOITTE ANJIN LLC

Seoul, Korea

April 29, 2020

We have served as the Group’s auditor from 2002 to 2020.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF DECEMBER 31, 2019 AND 2020

	Korean Won		U.S. Dollars
	December 31, 2019	December 31, 2020	December 31, 2020
	(in millions)		(in thousands)
ASSETS
Cash and cash equivalents (Note 6)	6,392,566	9,990,983	9,198,953
Financial assets at fair value through profit or loss (“FVTPL”) (Notes 4, 7, 11, 12, 18 and 26)	8,069,144	14,762,941	13,592,617
Financial assets at fair value through other comprehensive income(“FVTOCI”) (Notes 4, 8, 11, 12, and 18)	27,730,531	30,028,929	27,648,402
Securities at amortized cost (Notes 4, 9, 11, 12 and 18)	20,320,539	17,020,839	15,671,521
Loans and other financial assets at amortized cost (Notes 4, 10, 11, 12, 18 and 41)	293,717,693	320,106,078	294,729,839
Investments in joint ventures and associates (Note 13)	806,360	993,291	914,548
Investment properties (Notes 14 and 18)	280,239	387,464	356,748
Premises and equipment (Notes 15 and 18)	3,364,716	3,287,198	3,026,607
Intangible assets (Note 16)	844,110	792,077	729,286
Assets held for sale (Note 17)	10,556	60,002	55,245
Net defined benefit asset (Note 24)	2,582	5,658	5,209
Current tax assets (Note 38)	47,367	75,655	69,657
Deferred tax assets (Note 38)	39,544	46,088	42,435
Derivative assets (Designated for hedging) (Notes 4,11,12 and 26)	121,131	174,820	160,962
Other assets (Notes 19 and 41)	233,646	1,348,994	1,242,053

Total assets	361,980,724	399,081,017	367,444,082

LIABILITIES
Financial liabilities at fair value through profit or loss (“FVTPL”) (Notes 4, 11, 12, 20 and 26)	2,958,302	6,813,822	6,273,660
Deposits due to customers (Notes 4, 11, 21 and 41)	264,685,578	291,477,279	268,370,573
Borrowings (Notes 4, 11, 12 and 22)	18,998,920	20,745,466	19,100,880
Debentures (Notes 4, 11 and 22)	30,858,055	37,479,358	34,508,202
Provisions (Notes 23, 40 and 41)	443,980	501,643	461,876
Net defined benefit liability (Note 24)	92,470	52,237	48,096
Current tax liabilities (Note 38)	182,690	370,718	341,330
Deferred tax liabilities (Note 38)	134,322	160,250	147,546
Derivative liabilities (Designated for hedging) (Notes 4,11,12 and 26)	6,837	64,769	59,634
Other financial liabilities (Notes 4,11,12, 25 and 41)	17,706,767	14,215,817	13,088,865
Other liabilities (Notes 25 and 41)	420,471	473,813	436,252

Total liabilities	336,488,392	372,355,172	342,836,914

EQUITY
Owners’ equity (Note 28)	21,510,370	23,053,608	21,226,046
Capital stock	3,611,338	3,611,338	3,325,051
Hybrid securities	997,544	1,895,366	1,745,112
Capital surplus	626,295	626,111	576,476
Other equity	(2,249,322)	(2,347,472)	(2,161,377)
Retained earnings	18,524,515	19,268,265	17,740,784
Non-controlling interests	3,981,962	3,672,237	3,381,122

Total equity	25,492,332	26,725,845	24,607,168

Total liabilities and equity	361,980,724	399,081,017	367,444,082

The above consolidated financial statements should be read in conjunction with the accompanying notes.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

	Korean Won			U.S. Dollars
	2018	2019	2020	2020
	(in millions, except for per share data)			(in thousands, except per share data) (Note 2)
Interest income	9,684,499	10,576,770	9,523,853	8,768,854
Financial assets at FVTPL	54,243	50,619	48,612	44,758
Financial assets at FVTOCI	280,371	474,751	437,527	402,842
Financial assets at amortized cost	9,349,885	10,051,400	9,037,714	8,321,254
Interest expense	(4,033,548)	(4,683,064)	(3,525,341)	(3,245,871)

Net interest income (Notes 11, 30 and 41)	5,650,951	5,893,706	5,998,512	5,522,983
Fees and commissions income	1,680,764	1,709,326	1,694,016	1,559,724
Fees and commissions expense	(610,790)	(606,698)	(679,977)	(626,072)

Net fees and commissions income (Notes 11, 31 and 41)	1,069,974	1,102,628	1,014,039	933,652
Dividend income (Notes 11, 32 and 41)	90,552	107,959	138,543	127,560
Net gain on financial instruments at FVTPL (Notes 11, 33 and 41)	214,443	25,455	421,709	388,278
Net gain on financial assets at FVTOCI (Notes 11 and 34)	2,047	11,015	24,138	22,224
Net gain arising on financial assets at amortized cost (Note 11)	79,532	102,115	44,443	40,920
Impairment losses due to credit loss (Notes 35 and 41)	(329,574)	(374,244)	(784,371)	(722,190)
General and administrative expenses (Notes 36 and 41)	(3,624,033)	(3,766,077)	(3,956,181)	(3,642,557)
Other net operating expense (Notes 11, 26, 36 and 41)	(394,591)	(302,581)	(820,438)	(755,398)

Operating income	2,759,301	2,799,976	2,080,394	1,915,472
Share of gain of joint ventures and associates (Note 13)	3,019	83,997	101,077	93,064
Other non-operating income (expense)	42,552	(160,924)	(180,220)	(165,934)

Non-operating income (expense) (Note 37)	45,571	(76,927)	(79,143)	(72,870)
Net income before income tax expense	2,804,872	2,723,049	2,001,251	1,842,602
Income tax expense (Note 38)	(753,223)	(685,453)	(486,002)	(447,474)
Net income	2,051,649	2,037,596	1,515,249	1,395,128

(Continued)

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME—(CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

	Korean Won			U.S. Dollars
	2018	2019	2020	2020
	(in millions, except for per share data)			(in thousands, except per share data) (Note 2)
Net gain (loss) on valuation of equity securities at FVTOCI	(30,855)	(58,129)	47,246	43,501
Net gain on valuation of financial liabilities designated at FVTPL due to own credit risk	100	—	—	—
Changes in capital due to equity method	—	—	(2,065)	(1,901)
Remeasurement gain (loss) related to defined benefit plan	(84,629)	(34,648)	9,783	9,007

Items that will not be reclassified to profit or loss	(115,384)	(92,777)	54,964	50,607
Net gain on valuation of debt securities at FVTOCI	33,360	43,988	12,114	11,154
Changes in capital due to equity method	2,958	613	(233)	(215)
Net gain (loss) on foreign currency translation of foreign operations	(4,379)	101,781	(153,472)	(141,306)
Net gain (loss) on valuation of cash flow hedge	(4,646)	(1,823)	4,420	4,070
Other comprehensive loss on valuation of assets held for sale	(4,145)	—	—	—

Items that may be reclassified to profit or loss	23,148	144,559	(137,171)	(126,297)
Other comprehensive income (loss), net of tax	(92,236)	51,782	(82,207)	(75,690)
Total comprehensive income	1,959,413	2,089,378	1,433,042	1,319,438

Net income attributable to:
Net income attributable to owners	2,033,182	1,872,207	1,307,266	1,203,633
Net income attributable to non-controlling interests	18,467	165,389	207,983	191,495
Total comprehensive income attributable to:
Comprehensive income attributable to owners	1,943,885	1,914,393	1,233,097	1,135,344
Comprehensive income attributable to non-controlling interests	15,528	174,985	199,945	184,094
Earnings per share (Note 39)
Basic and diluted earnings per share (Unit: In Korean Won and U.S. Dollar)	2,796	2,727	1,742	1.604

The above consolidated financial statements should be read in conjunction with the accompanying notes.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

	Capital Stock	Hybrid securities	Capital surplus	Other equity	Retained earnings	Owners’ equity in total	Non-controlling interests	Total equity
	(Korean Won in millions)
January 1, 2018	3,381,392	3,017,888	285,880	(1,939,274)	15,620,006	20,365,892	199,008	20,564,900
Cumulative effect of change in accounting policy	—	—	—	(392,176)	177,091	(215,085)	723	(214,362)
Adjusted balance, beginning of period	3,381,392	3,017,888	285,880	(2,331,450)	15,797,097	20,150,807	199,731	20,350,538
Total comprehensive income
Net income	—	—	—	—	2,033,182	2,033,182	18,467	2,051,649
Net gain on valuation of financial liabilities designated as at FVTPL due to own credit risk	—	—	—	100	—	100	—	100
Changes in other comprehensive income due to redemption of financial liabilities designated as at FVTPL	—	—	—	(4)	4	—	—	—
Net gain (loss) on valuation of financial instruments at FVTOCI	—	—	—	2,733	—	2,733	(228)	2,505
Net gain (loss) due to disposal of equity securities at FVTOCI	—	—	—	(1,009)	1,009	—	—	—
Changes in capital due to equity method	—	—	—	2,958	(10,647)	(7,689)	—	(7,689)
Loss on foreign currency translation of foreign operations	—	—	—	(1,929)	—	(1,929)	(2,450)	(4,379)
Loss on valuation of cash flow hedge	—	—	—	(4,646)	—	(4,646)	—	(4,646)
Remeasurement loss related to defined benefit plan	—	—	—	(84,368)	—	(84,368)	(261)	(84,629)
Capital related to noncurrent assets held for sale	—	—	—	(4,145)	—	(4,145)	—	(4,145)
Transactions with owners and others
Dividends to common stocks	—	—	—	—	(336,636)	(336,636)	(2,128)	(338,764)
Issuance of hybrid securities	—	398,707	—	—	—	398,707	—	398,707
Dividends to hybrid securities	—	—	—	—	(151,194)	(151,194)	—	(151,194)
Redemption of hybrid securities	—	(254,632)	—	(368)	—	(255,000)	—	(255,000)
Changes in subsidiaries’ capital	—	—	9	—	—	9	(18)	(9)
Appropriation of retained earnings	—	—	—	208,158	(208,158)	—	—	—

December 31, 2018	3,381,392	3,161,963	285,889	(2,213,970)	17,124,657	21,739,931	213,113	21,953,044

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY—(CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

	Capital Stock	Hybrid securities	Capital surplus	Other equity	Retained earnings	Owners’ equity in total	Non-controlling interests	Total equity
	(Korean Won in millions)
January 1, 2019	3,381,392	3,161,963	285,889	(2,213,970)	17,124,657	21,739,931	213,113	21,953,044
Total comprehensive income
Net income	—	—	—	—	1,872,207	1,872,207	165,389	2,037,596
Net loss on valuation of financial instruments at FVTOCI	—	—	—	(14,101)	—	(14,101)	(40)	(14,141)
Net gain (loss) due to disposal of equity securities at FVTOCI	—	—	—	29,368	(29,368)	—	—	—
Changes in capital due to equity method	—	—	1,153	613	—	1,766	—	1,766
Gain on foreign currency translation of foreign operations	—	—	—	91,748	—	91,748	10,033	101,781
Loss on valuation of cash flow hedge	—	—	—	(1,823)	—	(1,823)	—	(1,823)
Remeasurement loss related to defined benefit plan	—	—	—	(34,251)	—	(34,251)	(397)	(34,648)
Transactions with owners and others
Dividends to common stocks	—	—	—	—	(437,626)	(437,626)	(2,014)	(439,640)
Acquisition of subsidiaries	229,946	—	351,663	—	—	581,609	69,534	651,143
New stocks issue cost	—	—	(12,848)	—	—	(12,848)	—	(12,848)
Net increase of treasury stocks	—	—	—	4,245	—	4,245	—	4,245
Issuance of hybrid securities	—	997,544	—	—	—	997,544	658,470	1,656,014
Dividends to hybrid securities	—	—	—	—	(4,362)	(4,362)	(134,421)	(138,783)
Redemption of hybrid securities	—	—	—	(277)	—	(277)	(159,618)	(159,895)
Exchange of non-controlling interests in hybrid securities	—	(3,161,963)	—	—	—	(3,161,963)	3,161,963	—
Changes in subsidiaries’ capital	—	—	438	—	—	438	(50)	388
Appropriation of retained earnings	—	—	—	368	(368)	—	—	—
Other changes in consolidated capital	—	—	—	(111,242)	(625)	(111,867)	—	(111,867)

December 31, 2019	3,611,338	997,544	626,295	(2,249,322)	18,524,515	21,510,370	3,981,962	25,492,332

(Continued)

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY—(CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

	Capital Stock	Hybrid securities	Capital surplus	Other equity	Retained earnings	Owners’ equity in total	Non-controlling interests	Total equity
	(Korean Won in millions)
January 1, 2020	3,611,338	997,544	626,295	(2,249,322)	18,524,515	21,510,370	3,981,962	25,492,332
Total comprehensive income
Net income	—	—	—	—	1,307,266	1,307,266	207,983	1,515,249
Net gain (loss) on valuation of financial instruments at FVTOCI	—	—	—	59,417	—	59,417	(57)	59,360
Net gain (loss) due to disposal of equity securities at FVTOCI	—	—	—	2,664	(2,664)	—	—	—
Changes in capital due to equity method	—	—	—	(2,298)	—	(2,298)	—	(2,298)
Loss on foreign currency translation of foreign operations	—	—	—	(145,376)	—	(145,376)	(8,096)	(153,472)
Gain on valuation of cash flow hedge	—	—	—	4,306	—	4,306	114	4,420
Remeasurement gain related to defined benefit plan	—	—	—	9,782	—	9,782	1	9,783
Transactions with owners and others
Dividends to common stocks	—	—	—	—	(505,587)	(505,587)	(2,071)	(507,658)
Issuance of hybrid securities	—	897,822	—	—	—	897,822	—	897,822
Dividends to hybrid securities	—	—	—	—	(48,915)	(48,915)	(162,362)	(211,277)
Redemption of hybrid securities	—	—	—	(31,252)	—	(31,252)	(555,744)	(586,996)
Changes in subsidiaries’ capital	—	—	(184)	4,607	(6,350)	(1,927)	45,684	43,757
Changes in non-controlling interests related to business combination	—	—	—	—	—	—	164,823	164,823

December 31, 2020	3,611,338	1,895,366	626,111	(2,347,472)	19,268,265	23,053,608	3,672,237	26,725,845

	Capital Stock	Hybrid securities	Capital surplus	Other equity	Retained earnings	Owners’ equity in total	Non-controlling interests	Total equity
	(U.S dollars in thousands) (Note 2)
January 1, 2020	3,325,051	918,464	576,646	(2,071,008)	17,055,994	19,805,147	3,666,294	23,471,441
Total comprehensive income
Net income	—	—	—	—	1,203,633	1,203,633	191,495	1,395,128
Net gain (loss) on valuation of financial instruments at FVTOCI	—	—	—	54,707	—	54,707	(52)	54,655
Net gain (loss) due to disposal of equity securities at FVTOCI	—	—	—	2,453	(2,453)	—	—	—
Changes in capital due to equity method	—	—	—	(2,116)	—	(2,116)	—	(2,116)
Loss on foreign currency translation of foreign operations	—	—	—	(133,851)	—	(133,851)	(7,455)	(141,306)
Gain on valuation of cash flow hedge	—	—	—	3,965	—	3,965	105	4,070
Remeasurement gain related to defined benefit plan	—	—	—	9,006	—	9,006	1	9,007
Transactions with owners and others
Dividends to common stocks	—	—	—	—	(465,507)	(465,507)	(1,907)	(467,414)
Issuance of hybrid securities	—	826,648	—	—	—	826,648	—	826,648
Dividends to hybrid securities	—	—	—	—	(45,037)	(45,037)	(149,491)	(194,528)
Redemption of hybrid securities	—	—	—	(28,775)	—	(28,775)	(511,687)	(540,462)
Changes in subsidiaries’ capital	—	—	(170)	4,242	(5,846)	(1,774)	42,062	40,288
Changes in non-controlling interests related to business combination	—	—	—	—	—	—	151,757	151,757

December 31, 2020	3,325,051	1,745,112	576,476	(2,161,377)	17,740,784	21,226,046	3,381,122	24,607,168

The above consolidated financial statements should be read in conjunction with the accompanying notes.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

	Korean Won			U.S. Dollars
	2018	2019	2020	2020
	(in millions)			(in thousands) (Note 2)
Cash flows from operating activities:
Net income	2,051,649	2,037,596	1,515,249	1,395,128
Adjustments to net income:
Income tax expense	753,223	685,453	486,002	447,474
Interest income	(9,684,499)	(10,576,770)	(9,523,853)	(8,768,854)
Interest expense	4,033,548	4,683,064	3,525,341	3,245,871
Dividend income	(90,552)	(107,959)	(138,543)	(127,560)

	(4,988,280)	(5,316,212)	(5,651,053)	(5,203,069)

Additions of expenses not involving cash outflows:
Loss on valuation of financial instruments at FVTPL	—	—	44,863	41,307
Loss on financial assets at FVTOCI	1,053	1,375	787	725
Impairment loss due to credit loss	329,574	374,244	784,371	722,190
Loss on other provisions	28,350	129,682	232,680	214,234
Retirement benefit	142,712	165,125	174,628	160,784
Depreciation and amortization	272,550	505,718	535,548	493,093
Net gain on foreign currency translation	—	—	191,504	176,323
Loss on derivatives (designated for hedge)	36,483	3,686	82,746	76,186
Loss on fair value hedge	17,299	86,214	68,508	63,077
Loss on valuation of investments in joint ventures and associates	22,772	19,778	24,525	22,581
Loss on disposal of investments in joint ventures and associates	2,931	—	—	—
Loss on disposal of premises and equipment, intangible assets and other assets	1,160	3,433	2,717	2,502
Impairment loss on premises and equipment, intangible assets and other assets	87	28,295	8,763	8,068

	854,971	1,317,550	2,151,640	1,981,070

Deductions of income not involving cash inflows:
Gain on valuation of financial instruments at FVTPL	(215,711)	(246,175)	—	—
Gain on financial assets at FVTOCI	(3,100)	(12,390)	(24,925)	(22,949)
Gain on other provisions	(2,014)	(3,302)	(2,450)	(2,256)
Gain on derivatives (designated for hedge)	(35,810)	(126,651)	(67,395)	(62,052)
Gain on fair value hedge	(42,797)	(231)	(9,646)	(8,881)
Gain on valuation of investments in joint ventures and associates	(25,791)	(103,775)	(125,602)	(115,645)
Gain on disposal of investments in joint ventures and associates	(50,511)	—	(3,470)	(3,195)
Gain on disposal of premises and equipment, intangible assets and other assets	(30,278)	(1,632)	(9,715)	(8,945)
Reversal of impairment loss on premises and equipment, intangible assets and other assets	(761)	(103)	(172)	(158)
Profit from bargain purchase	—	—	(67,427)	(62,082)
Gain on redemption of debentures	(1,597)	—	—	—
Gain on securities at amortized cost	(431)	—	—	—
Other income	—	—	(20,600)	(18,967)

	(408,801)	(494,259)	(331,402)	(305,130)

(Continued)

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS—(CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

	Korean Won			U.S. Dollars
	2018	2019	2020	2020
	(in millions)			(in thousands) (Note 2)
Changes in operating assets and liabilities:
Financial instruments at FVTPL	670,872	(506,772)	(875,076)	(805,705)
Loans and other financial assets at amortized cost	(15,718,714)	(11,265,714)	(22,763,192)	(20,958,652)
Other assets	32,328	86,237	(89,918)	(82,790)
Deposits due to customers	13,995,747	15,407,222	27,378,173	25,207,783
Provisions	(11,920)	(63,751)	(184,112)	(169,517)
Net defined benefit liability	(135,313)	(293,008)	(214,741)	(197,718)
Other financial liabilities	7,411,617	(4,719,399)	(2,694,701)	(2,481,079)
Other liabilities	96,900	30,693	(8,150)	(7,504)

	6,341,517	(1,324,492)	548,283	504,818

Cash received from operating activities:
Interest income received	9,617,201	10,478,357	9,558,119	8,800,404
Interest expense paid	(3,847,275)	(4,383,916)	(4,008,001)	(3,690,269)
Dividends received	90,651	107,940	138,562	127,578
Income tax paid	(551,560)	(552,215)	(315,422)	(290,417)

	5,309,017	5,650,166	5,373,258	4,947,296

Net cash inflow from operating activities	9,160,073	1,870,349	3,605,975	3,320,113

Cash flows from investing activities:
Cash in-flows from investing activities:
Disposal of financial instruments at FVTPL	11,919,335	11,357,056	6,605,483	6,081,837
Disposal of financial assets at FVTOCI	9,146,307	14,303,197	20,527,695	18,900,373
Redemption of securities at amortized cost	9,426,757	8,709,947	5,661,472	5,212,662
Disposal of investments in joint ventures and associates	51,435	30,098	410,940	378,363
Disposal of investment properties	3,512	193	353	325
Disposal of premises and equipment	85,892	13,343	22,828	21,018
Disposal of intangible assets	9,199	939	634	584
Net increase of other assets	—	—	26,642	24,530

	30,642,437	34,414,773	33,256,047	30,619,692

Cash out-flows from investing activities:
Net cash out-flows of business combination	(134,967)	(296,813)	(313,058)	(288,240)
Acquisition of financial instruments at FVTPL	(12,322,160)	(11,823,630)	(8,082,824)	(7,442,063)
Acquisition of financial assets at FVTOCI	(13,275,429)	(23,775,062)	(23,044,741)	(21,217,882)
Acquisition of securities at amortized cost	(15,622,847)	(6,092,078)	(2,380,448)	(2,191,739)
Acquisition of investments in joint ventures and associates	(48,272)	(389,096)	(550,619)	(506,969)
Acquisition of investment properties	(15,195)	(70,346)	(76,588)	(70,517)
Acquisition of premises and equipment	(118,668)	(429,547)	(149,341)	(137,502)
Acquisition of intangible assets	(176,067)	(126,342)	(114,854)	(105,749)

	(41,713,605)	(43,002,914)	(34,712,473)	(31,960,661)

Net cash outflow from investing activities	(11,071,168)	(8,588,141)	(1,456,426)	(1,340,969)

(Continued)

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS—(CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

	Korean Won			U.S. Dollars
	2018	2019	2020	2020
	(in millions)			(in thousands) (Note 2)
Cash flows from financing activities:
Cash in-flows from financing activities:
Net increase in borrowings	1,257,121	3,081,757	2,033,851	1,872,619
Issuance of debentures	21,505,849	25,510,713	23,082,798	21,252,921
Net increase of other liabilities	—	—	3,971	3,656
Issuance of hybrid securities	398,707	1,656,014	897,822	826,648
Retirement of treasury stocks	—	760,101	—	—
Paid-in capital increase on non-controlling interests	—	—	45,749	42,122

	23,161,677	31,008,585	26,064,191	23,997,966

Cash out-flows from financing activities:
Net cash out-flows from hedging activities	—	(5,520)	(5,409)	(4,980)
Redemption of debentures	(20,903,518)	(23,651,950)	(22,168,962)	(20,411,529)
Redemption of lease liabilities	—	(217,867)	(204,794)	(188,560)
New stock issue cost	—	(17,337)	—	—
Acquisition of treasury stocks	—	(184,164)	—	—
Dividends paid	(336,636)	(437,626)	(505,587)	(465,507)
Redemption of hybrid securities	(255,000)	(160,000)	(598,850)	(551,376)
Dividends paid to hybrid securities	(147,625)	(161,052)	(211,277)	(194,528)
Dividends paid to non-controlling interest	(2,128)	(2,014)	(2,071)	(1,907)
Paid-in capital decrease on non-controlling interests	—	(50)	—	—

	(21,644,907)	(24,837,580)	(23,696,950)	(21,818,387)

Net cash inflow from financing activities	1,516,770	6,171,005	2,367,241	2,179,579

Net increase (decrease) in cash and cash equivalents	(394,325)	(546,787)	4,516,790	4,158,723
Cash and cash equivalents, beginning of the period	6,908,286	6,747,894	6,392,566	5,885,799
Effects of exchange rate changes on cash and cash equivalents	233,933	191,459	(918,373)	(845,569)

Cash and cash equivalents, end of the period (Note 6)	6,747,894	6,392,566	9,990,983	9,198,953

The above consolidated financial statements should be read in conjunction with the accompanying notes.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2019 AND 2020

AND FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

1. GENERAL

(1)	Summary of the Parent company

Woori Financial Group, Inc. (hereinafter referred to the “Group” or the “Parent company”) is primarily aimed at controlling subsidiaries that operate in the financial industry or those that are closely related to the financial industry through the ownership of shares and was established on January 11, 2019 under the Financial Holding Company Act through the comprehensive transfer with shareholders of Woori Bank (hereinafter referred to the “Bank”), Woori FIS Co., Ltd., Woori Finance Research Institute Co., Ltd., Woori Credit Information Co., Ltd., Woori Fund Services Co., Ltd. and Woori Private Equity Asset Management Co., Ltd. The headquarters of the Parent company is located at 51, Sogong-ro, Jung-gu, Seoul, Korea, and the capital is 3,611,338 million Won as of December 31, 2020 while the Korea Deposit Insurance Corp. (“KDIC”), the Parent company’s largest shareholder, owns 124,604,797 shares (17.25%) of the Parent company’s stocks issued. The company’s stocks were listed on the Korea Exchange on February 13, 2019, and its American Depository Shares (“ADS”) are also being traded as the underlying common stock on the New York Stock Exchange since the same date.

The details of stock transfer between the Parent company and subsidiaries as of incorporation are as follows (Unit: Number of shares):

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

As of August 1, 2019, the Parent company acquired a 73% interest in Tongyang Asset Management Co., Ltd. and changed the name to Woori Asset Management Corp. Also, as of August 1, 2019, the Parent company gained 100% control of ABL Asset Management Co., Ltd., added it as a consolidated subsidiary and changed the name to Woori Global Asset Management Co., Ltd. on December 6, 2019.

The Parent company paid 598,391 million Won in cash and 42,103,377 new shares of the Parent company to acquire 100% interest of Woori Card Co., Ltd. from its subsidiary, Woori Bank, on September 10, 2019. On the same date, the Parent company also acquired 59.8% interest of Woori Investment Bank Co., Ltd. from Woori Bank with 392,795 million Won in cash.

As of December 30, 2019, the Parent company acquired a 67.2% interest (excluding treasury stocks, 51% interest including treasury stocks) in Woori Asset Trust Co., Ltd. (formerly Kukje Asset Trust Co., Ltd.) and added it as a consolidated subsidiary at the end of 2019.

The Group acquired 76.8% (excluding treasury stocks, 74.0% interest including treasury stocks) interest in Woori Financial Capital Co., Ltd. (formerly Aju Capital Co., Ltd.) on December 10, 2020.

(2)	Details of the Parent company and subsidiaries (hereinafter ‘Group’) as of December 31, 2019 and 2020 are as follows:

		Percentage of ownership (%)		Location	Financial statements date of use
Subsidiaries	Main business	December 31, 2019	December 31, 2020
Held by Woori Financial Group Inc.
Woori Bank	Bank	100.0	100.0	Korea	December 31
Woori Card Co., Ltd.	Finance	100.0	100.0	Korea	December 31
Woori Financial Capital Co., Ltd.	Finance	—	76.8	Korea	December 31
Woori Investment Bank Co., Ltd.(*7)	Other credit finance business	59.8	58.7	Korea	December 31
Woori Asset Trust Co., Ltd.	Real estate trust	67.2	67.2	Korea	December 31
Woori Asset Management Corp.	Finance	73.0	73.0	Korea	December 31
Woori Credit Information Co., Ltd.	Credit information	100.0	100.0	Korea	December 31
Woori Fund Service Co., Ltd.	Finance	100.0	100.0	Korea	December 31
Woori Private Equity Asset Management Co., Ltd.	Finance	100.0	100.0	Korea	December 31
Woori Global Asset Management Co., Ltd.	Finance	100.0	100.0	Korea	December 31
Woori FIS Co., Ltd.	System software development & maintenance	100.0	100.0	Korea	December 31
Woori Finance Research Institute Co., Ltd.	Other service business	100.0	100.0	Korea	December 31
Held by Woori Bank
Woori America Bank	Finance	100.0	100.0	America	December 31
Woori Global Markets Asia Limited	Finance	100.0	100.0	Hong Kong	December 31
Woori Bank China Limited	Finance	100.0	100.0	China	December 31
AO Woori Bank	Finance	100.0	100.0	Russia	December 31
PT Bank Woori Saudara Indonesia 1906 Tbk	Finance	79.9	79.9	Indonesia	December 31
Banco Woori Bank do Brasil S.A.	Finance	100.0	100.0	Brazil	December 31
Korea BTL Infrastructure Fund	Finance	99.9	99.9	Korea	December 31
Woori Finance Cambodia PLC.(*1)(*5)	Finance	100.0	—	Cambodia	—
Woori Finance Myanmar Co., Ltd.	Finance	100.0	100.0	Myanmar	December 31
Wealth Development Bank	Finance	51.0	51.0	Philippines	December 31
Woori Bank Vietnam Limited	Finance	100.0	100.0	Vietnam	December 31
WB Finance Co., Ltd.	Finance	100.0	100.0	Cambodia	December 31
Woori Bank Europe	Finance	100.0	100.0	Germany	December 31
Kumho Trust First Co., Ltd.(*2)	Asset securitization	0.0	0.0	Korea	December 31
Asiana Saigon Inc. (*2)	Asset securitization	0.0	0.0	Korea	December 31
KAMCO Value Recreation First Securitization Specialty Co., Ltd.(*2)	Asset securitization	15.0	15.0	Korea	December 31
Hermes STX Co., Ltd.(*2)	Asset securitization	0.0	0.0	Korea	December 31
BWL First Co., LLC(*2)	Asset securitization	0.0	0.0	Korea	December 31
Deogi Dream Fourth Co., Ltd.(*2)	Asset securitization	0.0	0.0	Korea	December 31
Jeonju IWon Ltd.(*2)	Asset securitization	0.0	0.0	Korea	December 31
Wonju I one Inc.(*2)	Asset securitization	0.0	0.0	Korea	December 31
Heitz Third Co., Ltd.(*2)	Asset securitization	0.0	0.0	Korea	December 31
Woorihansoop 1st Co., Ltd.(*2)	Asset securitization	0.0	0.0	Korea	December 31
Electric Cable First Co., Ltd.(*2)(*5)	Asset securitization	0.0	—	Korea	—
Woori International First Co., Ltd.(*2)	Asset securitization	0.0	0.0	Korea	December 31
Woori WEBST 1st Co., Ltd.(*2)(*5)	Asset securitization	0.0	—	Korea	—
Wibihansoop 1st Co., Ltd.(*2)	Asset securitization	0.0	0.0	Korea	December 31
Uri QS 1st Co., Ltd.(*2)	Asset securitization	0.0	0.0	Korea	December 31
Uri Display 1st Co., Ltd.(*2)	Asset securitization	0.0	0.0	Korea	December 31
Tiger Eyes 2nd Co., Ltd.(*2)	Asset securitization	0.0	0.0	Korea	December 31

		Percentage of ownership (%)		Location	Financial statements date of use
Subsidiaries	Main business	December 31, 2019	December 31, 2020
Woori Serveone 1st Co., Ltd.(*2)(*5)	Asset securitization	0.0	—	Korea	—
Uri Display 2nd Co., Ltd.(*2)	Asset securitization	0.0	0.0	Korea	December 31
Woori the Colony Unjung Securitization Specialty Co., Ltd.(*2)	Asset securitization	0.0	0.0	Korea	December 31
Woori Dream 1st Co., Ltd.(*2)	Asset securitization	0.0	0.0	Korea	December 31
Woori Dream 2nd Co., Ltd.(*2)	Asset securitization	0.0	0.0	Korea	December 31
Woori H 1st Co., Ltd.(*2)	Asset securitization	0.0	0.0	Korea	December 31
Woori HS 2nd Co., Ltd.(*5)	Asset securitization	0.0	—	Korea	—
Woori Sinnonhyeon 1st Inc.(*2)	Asset securitization	0.0	0.0	Korea	December 31
Woori K 1st Co., Ltd.(*2)	Asset securitization	0.0	0.0	Korea	December 31
Uri S 1st Co., Ltd.(*2)	Asset securitization	0.0	0.0	Korea	December 31
Smart Casting Inc.(*2)(*5)	Asset securitization	0.0	—	Korea	—
Uri Display 3rd Co., Ltd.(*2)	Asset securitization	0.0	0.0	Korea	December 31
TY 1st Co., Ltd.(*2)	Asset securitization	0.0	0.0	Korea	December 31
Woori HJ 2nd Co., Ltd.(*2)	Asset securitization	0.0	0.0	Korea	December 31
Woori-HJ 3rd Co., Ltd.(*2)	Asset securitization	0.0	0.0	Korea	December 31
Uri K 2nd Co., Ltd.(*2)	Asset securitization	0.0	0.0	Korea	December 31
Woori KC No.1 Co., Ltd.(*2)	Asset securitization	0.0	0.0	Korea	December 31
Woori Lake 1st., Ltd.(*2)(*5)	Asset securitization	0.0	—	Korea	—
Woori QSell 2nd Co., Ltd.(*2)	Asset securitization	0.0	0.0	Korea	December 31
Quantum Jump the 1st Co., Ltd.(*2)	Asset securitization	0.0	0.0	Korea	December 31
Quantum Jump the 2nd Co., Ltd.(*2)	Asset securitization	0.0	0.0	Korea	December 31
Woori BK the 1st Co., Ltd.(*2)	Asset securitization	0.0	0.0	Korea	December 31
Woori-HC 1st Co., Ltd.(*2)	Asset securitization	0.0	0.0	Korea	December 31
Wivi Synergy 1st Co., Ltd.(*2)	Asset securitization	0.0	0.0	Korea	December 31
ATLANTIC TRANSPORTATION 1 S.A.(*2)	Asset securitization	0.0	0.0	Marshall islands	December 31
Woori Gongdeok First Co., Ltd.(*2)	Asset securitization	0.0	0.0	Korea	December 31
HD Project Co., Ltd.(*2)	Asset securitization	0.0	0.0	Korea	December 31
Woori HW 1st Co., Ltd.(*2)	Asset securitization	0.0	0.0	Korea	December 31
Woori HC 2nd Co., Ltd.(*2)	Asset securitization	0.0	0.0	Korea	December 31
Woori Dream 3rd Co., Ltd.(*2)	Asset securitization	0.0	0.0	Korea	December 31
Woori SJS 1st Co., Ltd.(*2)	Asset securitization	0.0	0.0	Korea	December 31
Woori Steel 1st Co., Ltd(*2)	Asset securitization	—	0.0	Korea	December 31
Woori-HWC 1st Co., Ltd.(*2)	Asset securitization	—	0.0	Korea	December 31
SPG the 1st Co., Ltd.(*2)	Asset securitization	—	0.0	Korea	December 31
Woori Park I 1st co., Ltd(*2)	Asset securitization	—	0.0	Korea	December 31
Woori HC 3rd Co., Ltd.(*2)	Asset securitization	—	0.0	Korea	December 31
Woori DS 1st co., Ltd(*2)	Asset securitization	—	0.0	Korea	December 31
Woori HC 4th Co., Ltd.(*2)	Asset securitization	—	0.0	Korea	December 31
Woori SKR 1st Co., Ltd.(*2)	Asset securitization	—	0.0	Korea	December 31
G5 Pro Short-term Bond Investment Fund 13(*3)	Securities investment and others	100.0	100.0	Korea	December 31
Heungkuk Global Private Placement Investment Trust No. 1(*3)	Securities investment and others	98.5	98.5	Korea	December 31
AI Partners UK Water Supply Private Placement Investment Trust No.2(*3)	Securities investment and others	97.3	97.3	England	December 31
Consus Sakhalin Real Estate Investment Trust 1st(*5)	Securities investment and others	75.0	—	Korea	—
Multi Asset Global Real Estate Investment Trust No. 5-2(*3)	Securities investment and others	99.0	99.0	Korea	December 31
Igis Australia Investment Trust No. 209-1(*3)	Securities investment and others	99.4	99.4	Korea	December 31
INMARK Spain Private Placement Real Estate Investment Trust No. 26-2(*3)	Securities investment and others	—	97.7	Korea	December 31
Woori G Japan Investment Trust No. 1-2(*3)	Securities investment and others	—	98.8	Korea	December 31

		Percentage of ownership (%)		Location	Financial statements date of use
Subsidiaries	Main business	December 31, 2019	December 31, 2020
IGIS Global Private Placement Real Estate Fund No. 316-1(*3)	Securities investment and others	99.3	99.3	Korea	December 31
Principal Guaranteed Trust(*4)	Trust	0.0	0.0	Korea	December 31
Principal and Interest Guaranteed Trust(*4)	Trust	0.0	0.0	Korea	December 31
Held by Multi Asset Global Real Estate Investment Trust No. 5-2 MAGI No.5 LuxCo S.a.r.l.(*3)	Asset securitization	54.6	54.6	Luxembourg	December 31
Held by MAGI No.5 LuxCo S.a.r.l. ADP 16 Brussels(*2)	Asset securitization	0.0	0.0	Belgium	December 31
Held by Woori Card Co., Ltd.
TUTU Finance –WCI Myanmar Co., Ltd.	Finance	100.0	100.0	Myanmar	December 31
Woori Card one of 2017-1 Securitization Specialty Co., Ltd.(*2) (*5)	Asset securitization	0.5	—	Korea	—
Woori Card one of 2017-2 Securitization Specialty Co., Ltd.(*2)	Asset securitization	0.5	0.5	Korea	December 31
Woori Card one of 2018-1 Securitization Specialty Co., Ltd.(*2)	Asset securitization	0.5	0.5	Korea	December 31
Woori Card 2019-1 Asset Securitization Specialty Co., Ltd.(*2)	Asset securitization	0.5	0.5	Korea	December 31
Woori Card 2020-1 Asset Securitization Specialty Co., Ltd.(*2)	Asset securitization	—	0.5	Korea	December 31
Held by Woori Financial Capital Co., Ltd.
Woori Savings Bank	Bank	—	100.0	Korea	December 31
ACE Auto Invest the 46th Securitization Specialty Co., Ltd.(*2)	Asset securitization	—	1.0	Korea	December 31
ACE Auto Invest the 47th Securitization Specialty Co., Ltd.(*2)	Asset securitization	—	1.0	Korea	December 31
ACE Auto Invest the 48th Securitization Specialty Co., Ltd.(*2)	Asset securitization	—	1.0	Korea	December 31
ACE Auto Invest the 49th Securitization Specialty Co., Ltd.(*2)	Asset securitization	—	1.0	Korea	December 31
Specified Money Market Trust	Trust	—	100.0	Korea	December 31
Held by Woori Investment Bank Co., Ltd.
Dongwoo First Securitization Specialty Co., Ltd.(*2)(*5)	Asset securitization	5.0	—	Korea	—
Seari First Securitization Specialty Co., Ltd.(*2)	Asset securitization	5.0	5.0	Korea	December 31
Seari Second Securitization Specialty Co., Ltd.(*2)	Asset securitization	5.0	5.0	Korea	December 31
Namjong 1st Securitization Specialty Co., Ltd.(*2)	Asset securitization	5.0	5.0	Korea	December 31
Bukgeum First Securitization Specialty Co., Ltd.(*2)	Asset securitization	5.0	5.0	Korea	December 31
Bukgeum Second Securitization Specialty Co., Ltd.(*2)	Asset securitization	5.0	5.0	Korea	December 31
WS1909 Securitization Specialty Co., Ltd.(*2)	Asset securitization	5.0	5.0	Korea	December 31
WS2003 Securitization Specialty Co., Ltd.(*2)	Asset securitization	—	5.0	Korea	December 31
WS2006 Securitization Specialty Co., Ltd.(*2)	Asset securitization	—	5.0	Korea	December 31
WJ2008 Securitization Specialty Co., Ltd.(*2)	Asset securitization	—	5.0	Korea	December 31
One Punch Korea the 1st Co., Ltd.(*2).	Asset securitization	0.0	0.0	Korea	December 31
One Punch blue the 1st Co., Ltd.(*2)	Asset securitization	0.0	0.0	Korea	December 31
Held by Woori Asset Management Corp.
Woori China Convertible Bond Hedging feeder Investment Trust H (debt-oriented hybrid)(*3)	Securities investment and others	98.8	99.6	Korea	December 31

		Percentage of ownership (%)		Location	Financial statements date of use
Subsidiaries	Main business	December 31, 2019	December 31, 2020
Woori China Convertible Bond Master Fund (debt-oriented hybrid)(*3)	Securities investment and others	98.6	34.5	Korea	December 31
Woori Yellow Chip High Yield Strategic Allocation 1 (FOF)(*3)	Securities investment and others	—	89.8	Korea	December 31
Woori Together TDF 2025(*3)	Securities investment and others	—	47.6	Korea	December 31
Woori Together TDF 2030(*3)	Securities investment and others	—	47.4	Korea	December 31
Woori Together TDF 2035(*3)	Securities investment and others	—	47.8	Korea	December 31
Woori Together TDF 2040(*3)	Securities investment and others	—	48.8	Korea	December 31
Woori Together TDF 2045(*3)	Securities investment and others	—	47.7	Korea	December 31
Woori Together TDF 2050(*3)	Securities investment and others	—	87.0	Korea	December 31
Held by Woori Financial Capital Co., Ltd., Woori Private Equity Asset Management Co., Ltd. and Woori Investment Bank Co., Ltd.(*6)
Japanese Hotel Real Estate Private Equity Fund 1(*3)	Securities investment and others	45.5	100.0	Korea	December 31
Held by Woori Global Asset Management Co., Ltd.
Woori G China Value Equity (C/C(F))(*3)(*5)	Securities investment and others	95.1	—	Korea	—
Woori G Global Multi Asset Income Private Placement Investment Trust_Class Cs(*3)	Securities investment and others	—	22.2	Korea	December 31
Held by Woori Bank, Woori Financial Capital Co., Ltd., Woori Investment Bank Co., Ltd and Woori Private Equity Asset Management Co., Ltd.(*6)
Woori Innovative Growth Professional Investment Type Private Investment Trust No.1(*3)	Securities investment and others	60.0	90.0	Korea	December 31
Woori Innovative Growth Professional Investment Type Private Investment Trust No.2(*3)	Securities investment and others	—	85.0	Korea	December 31
Held by Woori bank and Woori Investment Bank Co., Ltd.(*6)
Heungkuk Woori Tech Company Private Placement Investment Trust No. 1(*3)	Securities investment and others	100.0	100.0	Korea	December 31
Woori Global Development Infrastructure Synergy Company Private Placement Investment Trust No.1(*3)	Securities investment and others	100.0	100.0	Korea	December 31
Woori G NorthAmerica Infra Private Placement Investment Trust No. 1(*3)	Securities investment and others	—	100.0	Korea	December 31
Woori G Infrastructure New Deal Specialized Investment Private Equity Investment Trust No. 1(*3)	Securities investment and others	—	100.0	Korea	December 31
Woori G Private Placement Real Estate Investment Trust No.2(*3)	Securities investment and others	—	30.1	Korea	December 31
Held by Woori bank(*6)
Woori G Woori Bank Partners Private Placement Investment Trust No. 1(*3)	Securities investment and others	—	92.6	Korea	December 31
Woori G Secondary Private Placement Investment Trust No. 1(*3)	Securities investment and others	—	97.2	Korea	December 31
Woori G Private Placement Real Estate Investment Trust No.1[USD](*3)	Securities investment and others	—	80.0	Korea	December 31

		Percentage of ownership (%)		Location	Financial statements date of use
Subsidiaries	Main business	December 31, 2019	December 31, 2020
Held by Woori Financial Capital Co., Ltd.
Woori G Japan Private Placement Real Estate Feeder Investment Trust No.1-1(*3)	Securities investment and others	—	63.2	Korea	December 31
Held by Woori G Japan Private Placement Real Estate Feeder Investment Trust No.1-1 and Woori G Japan Investment Trust No. 1-2
Woori G Japan Private Placement Real Estate Master Investment Trust No.1(*3)	Securities investment and others	—	100.0	Korea	December 31
Held by Woori G Japan Private Placement Real Estate Master Investment Trust No.1
GK OK Chatan(*3)	Other financial services	—	—	Japan	December 31

(*1)	The entity was merged with WB Finance Co., Ltd., which is a second-tier subsidiary, during current period.
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

(*5)	Companies are excluded from the consolidation as of December 31, 2020.
(*6)

Determined that the Group controls the investees, considering the Group 1) has the power over the investee, 2) is exposed to or has rights to variable returns from its involvement with the investee, and 3) has the ability to use its power to affect its returns, by two or more subsidiaries’ investment or operation.

(*7)	The equity ratio changed due to paid-in capital increase during the current term.

(3)	The Group has not consolidated the following entities as of December 31, 2019 and 2020 despite having more than 50% ownership interest:

	As of December 31, 2019
Subsidiaries	Location	Main Business	Percentage of ownership (%)
Golden Bridge NHN Online Private Equity Investment(*)	Korea	Securities Investment	60.0
Mirae Asset Maps Clean Water Private Equity Investment Trust 7th(*)	Korea	Securities Investment	59.7
Kiwoom Yonsei Private Equity Investment Trust(*)	Korea	Securities Investment	88.9
IGIS Europe Private Placement Real Estate Fund No. 163-2(*)	Korea	Securities Investment	97.9
IGIS Global Private Placement Real Estate Fund No. 148-1(*)	Korea	Securities Investment	75.0
IGIS Global Private Placement Real Estate Fund No. 148-2(*)	Korea	Securities Investment	75.0
Mirae Asset Seoul Ring Expressway Private Special Asset Fund No. 1(*)	Korea	Securities Investment	66.7
Hangkang Sewage Treatment Plant Fund(*)	Korea	Securities Investment	55.6
KIM Pocheon-Hwado Highway Infra Private Placement Special Asset Fund(*)	Korea	Securities Investment	55.2

(*)	Since the investee is a private equity investment fund, the Group does not have the power over the fund’s activities even though it holds more than 50% of ownership interest.

	As of December 31, 2020
Subsidiaries	Location	Main Business	Percentage of ownership (%)
Mirae Asset Maps Clean Water Private Equity Investment Trust 7th(*)	Korea	Securities Investment	59.7
Kiwoom Yonsei Private Equity Investment Trust(*)	Korea	Securities Investment	88.9
IGIS Europe Private Placement Real Estate Fund No. 163-2(*)	Korea	Securities Investment	97.9
IGIS Global Private Placement Real Estate Fund No. 148-1(*)	Korea	Securities Investment	75.0
IGIS Global Private Placement Real Estate Fund No. 148-2(*)	Korea	Securities Investment	75.0
Mirae Asset Seoul Ring Expressway Private Special Asset Fund No. 1(*)	Korea	Securities Investment	66.7
Hangkang Sewage Treatment Plant Fund(*)	Korea	Securities Investment	55.6
KIM Pocheon-Hwado Highway Infra Private Placement Special Asset Fund(*)	Korea	Securities Investment	55.2
Kiwoom-Harmony Private Placement Investment Trust No.2 (*)	Korea	Securities Investment	96.3
Kiwoom-Harmony Private Placement Investment Trust No.1 (*)	Korea	Securities Investment	95.7
Midas Global Private Placement Real Estate Investment Trust No. 7-2(*)	Korea	Securities Investment	58.3
Together-Korea Government Private Pool Private Securities Investment Trust No.3(*)	Korea	Securities Investment	100.0
INMARK France Private Placement Investment Trust No. 18-1(*)	Korea	Securities Investment	93.8
Kiwoom Vibrato Private Placement Investment Trust 1-W(EUR)(*)	Korea	Securities Investment	99.3

(*)	Since the investee is a private equity investment fund, the Group does not have the power over the fund’s activities even though it holds more than 50% of ownership interest.

(4)

The summarized financial information of the major subsidiaries are as follows. The financial information of each subsidiary was prepared on the basis of consolidated financial statements (Unit: Korean Won in millions):

	As of and for the year ended December 31, 2019
Subsidiaries	Assets	Liabilities	Operating revenue	Net income (loss) attributable to owners	Comprehensive income (loss) attributable to owners
Woori Bank(*1)	348,181,658	325,526,568	22,240,947	1,505,547	1,531,793
Woori Card Co., Ltd.	10,087,342	8,299,175	1,368,234	114,196	111,782
Woori Investment Bank Co., Ltd.	3,398,960	3,031,622	204,655	53,358	52,095
Woori Asset Trust Co., Ltd.(*2)	139,839	45,410	—	—	—
Woori Asset Management Corp.(*2)	113,037	6,301	9,204	1,720	2,544
Woori Credit Information Co., Ltd.	37,872	7,948	39,118	1,698	1,389
Woori Fund Service Co., Ltd.	16,852	2,109	11,071	1,735	1,735
Woori Private Equity Asset Management Co., Ltd.	38,243	2,985	4,152	(2,087)	(2,124)
Woori Global Asset Management Co., Ltd.(*2)	32,807	3,230	3,588	(1,360)	(1,360)
Woori FIS Co., Ltd.	91,079	55,112	244,923	3,107	3,119
Woori Finance Research Institute Co., Ltd.	5,447	1,999	5,452	160	117

(*1)	The amount is prepared based on the consolidated financial statements of Woori Bank (before reflecting the classification of profit or loss of the discontinued operation).
(*2)

Net income (loss) attributable to owners of Woori Asset Trust Co., Ltd., Woori Asset Management Corp. and Woori Global Asset Management Co., Ltd. are prepared on a cumulative basis from the date on which the entities were included as subsidiaries, to December 31, 2019.

	As of and for the year ended December 31, 2020
Subsidiaries	Assets	Liabilities	Operating revenue	Net income (loss) attributable to owners	Comprehensive income (loss) attributable to owners
Woori Bank	374,310,415	350,790,158	26,838,766	1,363,224	1,295,302
Woori Card Co., Ltd.	11,366,596	9,312,986	1,388,208	120,230	118,109
Woori Financial Capital Co., Ltd.(*)	8,880,117	8,053,840	218,945	(30,349)	(38,293)
Woori Investment Bank Co., Ltd.	4,332,474	3,803,594	256,079	62,937	62,275
Woori Asset Trust Co., Ltd.	185,634	56,396	79,426	35,312	35,954
Woori Asset Management Corp.	136,460	23,411	26,158	6,797	6,313
Woori Credit Information Co., Ltd.	40,860	9,830	40,010	1,879	1,600
Woori Fund Service Co., Ltd.	18,957	2,172	13,346	2,563	2,563
Woori Private Equity Asset Management Co., Ltd.	38,035	2,009	4,773	823	768
Woori Global Asset Management Co., Ltd.	37,935	9,807	10,652	(1,449)	(1,449)
Woori FIS Co., Ltd.	97,479	59,577	249,169	2,013	1,935
Woori Finance Research Institute Co., Ltd.	7,232	3,689	6,223	105	95

(*)	Net income (loss) attributable to owners of Woori Financial Capital for the year ended December 31, 2020 has been prepared on a cumulative basis since entity was included as the subsidiary.

(5)	The financial support that the Group provides to consolidated structured entities is as follows:

•	Structured entity for asset securitization

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

As of December 31, 2020, the Group provides 2,540,760 million Won of credit facilities for the structured entities mentioned above.

(6)

The Group has entered into various agreements with structured entities such as asset securitization, structured finance, investment fund, and monetary trust. The characteristics and the nature of risks related to unconsolidated structured entities over which the Group does not have control in accordance with IFRS 10 are as follows:

The interests in unconsolidated structured entities that the Group hold are classified into asset securitization vehicles, structured finance, investment fund and real-estate trust, based on the nature and the purpose of each structured entity.

Unconsolidated structured entities classified as ‘asset securitization vehicles’ are entities that issue asset-backed securities, pay the principal and interest or distributes dividends on asset-backed securities through borrowings or profits from the management, operation and sale of securitized assets. The Group has been purchasing commitments of asset-backed securities or issuing asset-backed securities through credit grants, and the structured entities recognize related interest or fee revenue. There are entities that provide additional funding and conditional debt acquisition commitments before the Group’s financial support, but the Group is still exposed to losses arising from the purchase of financial assets issued by the structured entities when it fails to renew the securities.

Unconsolidated structured entities classified as ‘structured financing’ include real estate project financing investment vehicle, social overhead capital companies, and special purpose companies for ship (aircraft) financing. Each entity is incorporated as a separate company with a limited purpose in order to efficiently pursue business goals. ‘Structured financing’ is a financing method for large-scale risky business, with investments made based on feasibility of the specific business or project, instead of credit of business owner or physical collaterals. The investors receive profits from the operation of the business. The Group recognizes interest revenue, profit or loss from assessment or transactions of financial instruments, or dividend income. With regard to uncertainties involving structured financing, there are entities that provide financial support such as additional fund, guarantees and prioritized credit grants prior to the Group’s intervention, but the Group is exposed to possible losses due to loss of principal from reduction in investment value or irrecoverable loans arising from failure to collect scheduled cash flows and cessation of projects.

Unconsolidated structured entities classified as ‘investment funds’ include investment trusts and private equity funds. An investment trust orders the investment and operation of funds to the trust manager in accordance with trust contract with profits distributed to the investors. Private equity funds finances money required to acquire equity securities to enable direction of management and/or improvement of ownership structure, with profit distributed to the investors. The Group recognizes pro rata amount of valuation gain or loss on investment and dividend income as an investor and may be exposed to losses due to reduction in investment value. Short-term investments in MMF as of December 31, 2019 and 2020 are 47,502 million Won and 427,375 million Won, respectively, and there is no additional commitments.

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

The total assets of the unconsolidated structured entity held by the Group, the carrying amount of the items recognized in the consolidated financial statements, the maximum loss exposure, and the losses from the unconsolidated structured entity are as follows. The maximum loss exposure includes the amount of investment recognized in the consolidated financial statements and the amount that is likely to be confirmed in the future when satisfies certain conditions by contracts such as purchase arrangements, credit offerings. As of December 31, 2019 and 2020, the purchase commitment amount is 2,264,510 million Won and 4,266,319 million Won, respectively.

	December 31, 2019
	Asset securitization vehicle	Structured Finance	Investment Funds	Real-estate trust
Total asset of the unconsolidated structured entities	8,230,254	62,879,421	18,265,273	152,257
Assets recognized in the consolidated financial statements related to the unconsolidated structured entities	5,128,616	2,982,217	1,411,639	57,928
Financial assets at FVTPL	324,414	28,834	1,109,621	655
Financial assets at FVTOCI	2,006,230	42,305	—	—
Financial assets at amortized cost	2,796,695	2,897,620	120,072	57,273
Investments in joint ventures and associates	—	7,475	181,946	—
Derivative assets	1,277	5,983	—	—
Liabilities recognized in the consolidated financial statements related to the unconsolidated structured entities	184	1,291	—	2,808
Derivative liabilities	—	15	—	—
Other liabilities (provisions)	184	1,276	—	2,808
The maximum exposure to risks	5,561,394	3,532,539	1,457,398	77,117
Investment assets	5,128,616	2,982,217	1,411,639	57,928
Credit facilities and others	432,778	550,322	45,759	19,189
Loss recognized on unconsolidated structured entities	—	4,660	34,312	5,218

	December 31, 2020
	Asset securitization vehicle	Structured Finance	Investment Funds	Real-estate trust
Total asset of the unconsolidated structured entities	3,900,254	69,010,369	44,629,638	76,772
Assets recognized in the consolidated financial statements related to the unconsolidated structured entities	648,700	4,291,535	3,350,605	22,402
Financial assets at FVTPL	374,231	167,271	2,922,716	—
Financial assets at FVTOCI	163,808	41,378	—	—
Financial assets at amortized cost	109,008	4,072,321	39,955	22,402
Investments in joint ventures and associates	—	5,958	387,902	—
Derivative assets	1,653	4,607	32	—
Liabilities recognized in the consolidated financial statements related to the unconsolidated structured entities	130	963	—	400
Other liabilities (provisions)	130	963	—	400
The maximum exposure to risks	970,628	5,366,037	3,438,924	65,722
Investment assets	648,700	4,291,535	3,350,605	22,402
Credit facilities and others	321,928	1,074,502	88,319	43,320
Loss recognized on unconsolidated structured entities	—	6,079	25,454	2,363

(7)

As of December 31, 2019 and 2020, the share of non-controlling interests on the net income and equity of subsidiaries in which non-controlling interests are significant are as follows (Unit: Korean Won in millions):

1) Accumulated non-controlling interests at the end of the reporting period

	December 31, 2019	December 31, 2020
Woori Bank(*)	3,660,814	3,105,070
Woori Financial Capital Co., Ltd.	—	166,369
Woori Investment Bank Co., Ltd.	151,170	222,289
Woori Asset Trust Co., Ltd.	40,161	49,738
Woori Asset Management Corp	29,800	31,369
PT Bank Woori Saudara Indonesia 1906 Tbk	83,315	79,890
Wealth Development Bank	18,524	19,521

(*)	Hybrid securities issued by Woori Bank

2) Net income attributable to non-controlling interests

	For the years ended December 31
	2018	2019	2020
Woori Bank(*)	—	134,421	162,362
Woori Financial Capital Co., Ltd.	—	—	1,466
Woori Investment Bank Co., Ltd.	10,262	21,588	25,643
Woori Asset Trust Co., Ltd.	—	—	9,732
Woori Asset Management Corp	—	408	1,699
PT Bank Woori Saudara Indonesia 1906 Tbk	8,126	8,502	6,040
Wealth Development Bank	39	427	1,130

(*)	Distribution of the hybrid securities issued by Woori Bank

3) Dividends to non-controlling interests

	For the years ended December 31
	2018	2019	2020
Woori Bank(*)	—	134,421	162,362
Woori Asset Trust Co., Ltd.	—	—	365
PT Bank Woori Saudara Indonesia 1906 Tbk	2,082	1,981	1,669

(*)	Distribution of the hybrid securities issued by Woori Bank

2. BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES

(1) Basis of presentation

The Group’s consolidated financial statements are prepared in accordance with Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The Group operates primarily in Korea and its official accounting records are maintained in Korean Won. The United States dollar (“U.S. dollar” or “US$” or “USD”) amounts are provided herein as supplementary information solely for the convenience of readers outside Korea. Korean Won amounts are expressed in U.S. Dollars at the rate of 1,086.1 Korean Won to US$1.00, the noon buying exchange rate in effect on December 31, 2020, as quoted by the Federal Reserve Bank of New York in the United States. Such convenience translation into U.S. Dollars should not be construed as representations that Korean Won amounts have been, could have been, or could in the future be, converted at this or any other rate of exchange.

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

The consolidated financial statements, as described in following paragraphs of accounting policy, are prepared at the end of each reporting period in historical cost basis, except for certain non-current assets and financial assets that are either revalued or measured in fair value. Historical cost is generally measured at the fair value of consideration given to acquire assets.

The consolidated financial statements of the Group were first approved for the issuance by the Board of Directors on February 5, 2021 and amended on March 5, 2021. The final approval was made in the annual general shareholders’ meeting on March 26, 2021.

1) The standards and interpretations that are newly adopted by the Group during the current period, and the changes in accounting policies thereof are as follows:

①	Amendments to IFRS 3 Business Combination—Definition of a Business

To consider the integration of the required activities and assets as a business, the amended definition of a business requires an acquisition to include an input and a substantive process that together significantly contribute to the ability to create outputs, and excludes economic benefits from the lower costs. An entity can apply a concentration test, an optional test, where substantially all of the fair value of gross assets acquired is concentrated in a single asset or a group of similar assets, the assets acquired would not represent a business. The amendment does not have a significant impact on the financial statements.

②	Amendments to IAS 1 Presentation of Financial Statements and IAS 8 Accounting policies, changes in accounting estimates and errors—Definition of Materiality

The amendments clarify the explanation of the definition of materiality and amended IAS 1 and IAS 8 according to the definition. Materiality is assessed by reference to omission or misstatement of material information as well as effects of immaterial information, and to the nature of the users when determining the information to be disclosed by the Group. The amendment does not have a significant impact on the financial statements.

③	Amendments to IFRS 16 Lease—Practical expedient for COVID-19-Related Rent Exemption, Concessions, Suspension

As a practical expedient, a lessee may elect not to assess whether a rent concession occurring as a direct consequence of the COVID-19 pandemic is a lease modification. A lessee that makes this election shall account for any change in lease payments resulting from the rent concession the same way it would account for the change applying this Standard if the change were not a lease modification.

With implementation of IFRS 16 Lease, the Group has changed its accounting policy. The Group has adopted IFRS 16 retrospectively, as permitted under the specific transitional provisions in the standard. There was no cumulative impact on the beginning balance of retained earnings as at January 1, 2020 by retrospectively applying this standard, and the Group did not restate comparatives for the 2019 reporting period. The impact of the adoption of the leasing standard are disclosed in Note 42.

2) The details of IFRSs that have been issued and published as of the date of issue approval of financial statements but have not yet reached the effective date, and which the Group has not applied at an earlier date are as follows:

①	Amendments to IFRS 3 Business Combination—Reference to the Conceptual Framework

The amendments update a reference of definition of assets and liabilities qualify for recognition in revised Conceptual Framework for Financial Reporting. However, the amendments add an exception for the recognition of liabilities and contingent liabilities within the scope of IAS 37 Provisions, Contingent Liabilities and Contingent Assets, and IFRIC 21 Levies. The amendments also confirm that contingent assets should not be recognized at the acquisition date. The amendments should be applied for annual periods beginning on or after January 1, 2022, and earlier application is permitted. The Group does not expect that these amendments have a significant impact on the financial statements.

②	Amendments to IAS 37 Provisions, Contingent Liabilities and Contingent Assets—Onerous Contracts: Cost of Fulfilling a Contract

The amendments clarify that the direct costs of fulfilling a contract include both the incremental costs of fulfilling the contract and an allocation of other costs directly related to fulfilling contracts when assessing whether the contract is onerous. The amendments should be applied for annual periods beginning on or after January 1, 2022, and earlier application is permitted. The Group does not expect that these amendments have a significant impact on the financial statements.

③	Amendments to IAS 16 Property, plant and equipment—Proceeds before intended use

The amendments prohibit an entity from deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced while the entity is preparing the asset for its intended use. Instead, the entity will recognize the proceeds from selling such items, and the costs of producing those items, in profit or loss. The amendments should be applied for annual periods beginning on or after January 1, 2022, and earlier application is permitted. The Group does not expect that these amendments have a significant impact on the financial statements.

④	Annual Improvements to IFRSs 2018-2020

Annual improvements of IFRSs 2018-2020 Cycle should be applied for annual periods beginning on or after January 1, 2022, and earlier application is permitted. The Group does not expect that these amendments have a significant impact on the financial statements.

•	IFRS 1 First time Adoption of International Financial Reporting Standards- Subsidiaries that are first-time adopters

•	IFRS 9 Financial Instruments—Fees related to the 10% test for derecognition of financial liabilities

•	IFRS 16 Leases—Lease incentives

•	IAS 41 Agriculture—Measuring fair value

⑤	Amendments to IAS 1 Presentation of Financial Statements—Classification of Liabilities as Current or Non-current

The amendments clarify that liabilities are classified as either current or non-current, depending on the substantive rights that exist at the end of the reporting period. Classification is unaffected by the likelihood that an entity will exercise right to defer settlement of the liability or the expectations of management. Also, the settlement of liability include the transfer of the entity’s own equity instruments, however, it would be excluded if an option to settle them by the entity’s own equity instruments if compound financial instruments is met the definition of equity instruments and recognized separately from the liability. The amendments should be applied for annual periods beginning on or after January 1, 2023, and earlier application is permitted. The Group does not expect that these amendments have a significant impact on the financial statements.

⑥

Amendments to IFRS 9 ‘Financial Instruments,’ IAS 39 ‘Financial Instruments: Recognition and Measurement’, IFRS 7 ‘Financial Instruments: Disclosure’, IFRS 4 ‘Insurance Contracts’, IFRS 16 ‘Leases’—Interest Rate Benchmark Reform Phase 2

The amendments clarify that, in case of interest rate benchmark replacements, financial instruments measured at amortized cost shall be recalculated by updating the effective interest rate rather than adjusting the carrying amount. Also, the amendments include the exceptions to hedge accounting requirements that the entity can apply hedge accounting without any discontinuation, in case of interest rate benchmark transitions in hedging relationships. The amendments should be applied for annual periods beginning on or after January 1, 2021, and earlier application is permitted.

The Group holds derivatives, loans and debentures and others that are directly affected by the interest rate benchmark reform and is carrying out a project to replace the contracts referring to the existing benchmark interest rate with the alternative benchmark interest rates, with an aim to mitigate business disruptions and operational risk, and to reduce possible financial losses.

The above enacted or amended standards will not have a significant impact on the Group.

(2) Basis of consolidated financial statement presentation

The consolidated financial statements consist of the financial statements of the parent company and the entities (including structured entities) controlled by the parent company (or its subsidiaries, which is the “Group”). Control is achieved where the Group 1) has the power over the investee, 2) is exposed, or has rights, to variable returns from its involvement with the investee, and 3) able to use its power to affect its returns. The Group reassesses whether it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control listed above.

When the Group has less than most of the voting rights of an investee, it has power over the investee when the voting rights are sufficient to give it the practical ability to direct the relevant activities of the investee unilaterally. The Group considers all relevant facts and circumstances in assessing whether the Group’s voting rights in an investee are enough to give it power, including:

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

Income and expenses of subsidiaries acquired or disposed of during the year are included in the consolidated statement of comprehensive income from the date the Group gains control until the date when the Group ceases to control the subsidiary. The carrying amount of the non-controlling interest after the acquisition is the amount initially recognized plus the amount of proportionate interest of the non-controlling interest in the changes in equity since the acquisition. Total comprehensive income of subsidiaries is attributed to the owner of the Group and to the non-controlling interests even if this results in the non-controlling interests having a negative (-) balance.

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

At the acquisition date, the acquiree’s identifiable acquires assets, liabilities and contingent liabilities are recognized at their fair value, except for the followings:

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

•	Non-current assets (or disposal groups) that are classified as held for sale are measured in accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations

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

The subsidiary’s non-controlling interests are identified separately from the Group’s equity. If the element of the non-controlling interest in the acquiree is the current interest at the acquisition date and the holder is entitled to a proportional share of the entity’s net assets, the non-controlling interest can be measured in 1) fair value or 2) proportionate share of the current equity instrument of the amount recognized for the acquiree’s identifiable net assets at the acquisition date. The selection of these metrics is made for each acquisition transaction. All other non-controlling interests are measured at fair value at the acquisition date. The carrying amount of the non-controlling interest after acquisition reflects the proportional interest of the non-controlling interest in changes in equity after acquisition in the initial recognition amount. Even if the non-controlling interest is a negative (-) balance, total comprehensive income is attributed to the non-controlling interest.

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

The requirements of IAS 28—Investments in Associates and Joint Ventures to determine whether there has been a loss event are applied to identify whether it is necessary to recognize any impairment loss with respect to the Group’s investment in the joint ventures and associates. If there is any indication for impairments defined under IAS 36—Impairment of Assets, the entire carrying amount of the investment (including goodwill) is tested for impairment in accordance with IAS 36 as a single asset by comparing its recoverable amount (higher of value in use and fair value less costs to sell) with its carrying amount. Any impairment loss recognized is not allocated to any asset (including goodwill), which forms part of the carrying amount of the investment. Any reversal of that impairment loss is recognized in accordance with IAS 36 to the extent that the recoverable amount of the investment subsequently increases.

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

When the Group transacts with an associate or a joint venture of the Group, profits and losses resulting from the transactions with the associate or joint venture are recognized in the Group’s consolidated financial statements only to the extent of interests in the associate or joint venture that are not related to the Group.

The Group applies IFRS 9 Financial Instruments, including the impairment requirements, to its long-term investment interests in associates and joint ventures that form part of its net investment without applying the equity method. In addition, when applying IFRS 9 to long-term investments, the Group does not consider adjustments to the carrying amount required by IAS 28. Examples of such adjustments include an impairment assessment or an adjustment to the carrying amount of the long-term investment interest resulting from the allocation of losses to the investee in accordance with IAS 28.

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

The Group accounts for the assets, liabilities, revenues and expenses that correspond to its interest in a joint operation in accordance with the IFRSs and IASs applicable to the specific assets, liabilities, revenues and expenses.

When the Group enters into a transaction with a joint operation in which it is a joint operator, such as a sale or contribution of assets, it is conducting the transaction with the other parties to the joint operation and, as such, the Group recognizes gains and losses resulting from such a transaction only to the extent of the other parties’ interests in the joint operation.

When the Group enters a transaction with a joint operation in which it is a joint operator, such as a purchase of assets, it does not recognize proportional share of profit or loss until the asset is sold to a third party.

(6) Revenue recognition

IFRS 15 requires the recognition of revenues based on transaction price allocated to the performance obligation when or as the Group performs that obligation to the customer. Revenues other than those from contracts with customers, such as interest revenue and loan origination fee (cost), are recognized through effective interest rate method.

1) Revenues from contracts with customers

The Group recognizes revenue when the Group satisfies a performance obligation by transferring a promised good or service to a customer. When a performance obligation is satisfied, the Group shall recognize as a revenue the amount of the transaction price that is allocated to that performance obligation. The transaction price is the amount of consideration to which the Group expects to be entitled in exchange for transferring promised goods or services to a customer, excluding amounts collected on behalf of third parties.

The Group is recognizing revenue by major sources as shown below:

•	Fees and commission received for brokerage

The fees and commission received for agency are the amount of consideration or fee expected to be entitled to receive in return for providing goods or services to the other parties with the Group acting as an agency, such as in the case of sales of bancassurance and beneficiary certificates. Most of these fees and commission received for brokerage are from the business activities relevant to Banking segment.

•	Fees and commission received related to credit

The fees and commission received related to credit mainly include the lending fees received from the loan activity and the fees received in the L/C transactions. Except for the fees and commission accounted for in calculating the effective interest rate, it is generally recognized when the performance obligation has been performed. Most of these fees and commission received related to credit are from the business activities relevant to Banking, Credit card and Investment banking segment.

•	Fees and commission received for electronic finance

The fees and commission received for electronic finance include fees received in return for providing various kinds of electronic financial services through firm-banking and CMS. These fees are recognized as revenue immediately upon the completion of services. Most of these fees and commission received for electronic finance are from the business activities relevant to Banking and Investment banking segment.

•	Fees and commission received on foreign exchange handling

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

•	Fees and commission received on foreign exchange

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

•	Fees and commission received for guarantee

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

•	Fees and commission received on credit card

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

•	Fees and commission received on securities business

The fees and commission received on securities business consist mainly of fees and commission for the sale of beneficiary certificates, and these fees are recognized when the beneficiary certificates are sold to customers. The business activities relevant to these fees and commission received on securities business are substantially attributable to Banking and Investment banking segment.

•	Fees and commission from trust management

The fees and commission from trust management consist of fees and commission received in return for the operation and management services for entrusted assets. These operation and management services are performance obligations satisfied over time, and revenue is recognized over the service period. Among the fees and commission from trust management, variable considerations such as profit commission that are affected by the value of entrusted assets and base return of the future periods are recognized as revenue when limitations to the estimates are lifted. Most of these fees and commission received for brokerage are from the business activities relevant to Banking segment.

•	Fees and commission received on credit Information

The fees and commission received on credit Information are composed of the fees and commission received by performing credit investigation and proxy collection services. Credit investigation fees and commission are the amount received in return for verifying the information requested by the customer and are recognized as revenue at the time the verification is completed. Proxy collection service fees are recognized by multiplying the applicable rate to the collected amount at the time when collection services are completed. Most of these fees and commission received for brokerage are from the business activities relevant to other segments.

•	Other fees

Other fees are usually fees related to remittances, but include fees related to various other services provided to customers by the Group. These fees are recognized when transactions occur at the customers’ request and services are provided, at the same time when commission are received. These other fees occur across all operating segments.

2) Revenues from sources other than contracts with customers

①	Interest income

Interest income on financial assets measured at FVTOCI and financial assets at amortized costs is measured using the effective interest method.

The effective interest method is a method of calculating the amortized cost of a debt instrument and of allocating the interest income over the expected life of the asset. The effective interest rate is the rate that exactly discounts estimated future cash flows to the instrument’s initial unamortized cost over the expected period, or shorter if appropriate. Future cash flows include commissions and cost of points (limited to the primary component of effective interest rate) and other premiums or discounts that are paid or received between the contractual parties when calculating the effective interest rate, but does not include expected credit losses. All contractual terms of a financial instrument are considered when estimating future cash flows.

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

②	Loan origination fees and costs

The commission fees earned on loans, which is part of the effective interest of loans, is accounted for as deferred origination fees. Incremental costs related to the origination of loans are accounted for as deferred origination fees and is being added or deducted to/from interest income on loans using effective interest rate method.

3) Dividend income

Dividend income is recognized when the right to receive dividends as a shareholder is confirmed. Dividend income is recognized as an appropriate item of profit or loss in the statement of comprehensive income according to the classification of financial instruments.

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

Adjustments to fair value of identifiable assets and liabilities, and goodwill arising from the acquisition of foreign operations will be treated as assets and liabilities of the corresponding foreign operation, and translated using foreign exchange rates at the end of the period. The foreign exchange differences are recognized in other comprehensive income.

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

(9) Financial assets and financial liabilities

1) Financial assets

A regular way purchase or sale of financial assets is recognized or derecognized on the trade date. A regular way purchase or sale is a purchase or sale of a financial asset under a contract whose term requires delivery of the asset within the time frame established generally by regulation or convention in the marketplace concerned.

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

When evaluating whether contractual cash flows are solely payments of principal and interest, the Group considers the contractual terms of the financial instrument. When a financial asset contains contractual conditions that modify the timing and amount of contractual cash flows, it is required to determine whether contractual cash flows that arise during the remaining life of the financial instrument due to such contractual condition are solely payments of principal and interest. The Group considers the following elements when evaluating the above:

•	Conditions that lead to modification of timing or amount of cash flows

•	Contractual terms that adjust contractual nominal interest, including floating rate features

•	Early payment features and maturity extension features

•	Contractual terms that limit the Group’s claim on cash flows arising from certain assets (e.g. non-recourse feature)

①	Financial assets at FVTPL

The Group is classifying those financial assets that are not classified as either financial assets at amortized cost or financial assets at FVTOCI, and those designated to be measured at FVTPL, as financial assets at FVTPL. Financial assets at FVTPL are measured at fair value, and related profit or loss is recognized as gain (loss) on financial instruments at FVTPL in net income. Transaction costs related to acquisition at initial recognition is recognized in net income immediately upon its occurrence.

It is possible to designate a financial asset as financial asset at FVTPL if at initial recognition: (a) it is possible to remove or significantly reduce recognition or measurement mismatch that may otherwise have occurred if not for its designation as financial asset at FVTPL; (b) the financial asset forms part of the Group’s financial instrument group (a group composed of a combination of financial asset or liability), is measured at fair value and is being evaluated for its performance, and such information is provided internally; and (c) the financial asset is part of a contract that contains one or more of embedded derivatives, and is a hybrid contract in which designation as financial asset at FVTPL is allowed under IFRS 9 Financial Instruments. However, the designation is irrevocable.

②	Financial assets at FVTOCI

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

③	Financial assets at amortized cost

When financial assets are held under a business model whose objective is to hold financial assets in order to collect contractual cash flows, and when contractual cash flows from such financial assets are solely payments of principal and interest, the financial assets are classified as financial assets at amortized cost. At initial recognition, financial assets at amortized cost are recognized at fair value plus any direct transaction cost. Financial assets at amortized cost is presented at amortized cost using effective interest method, less allowance for credit losses.

2) Financial liabilities

At initial recognition, financial liabilities are classified into either financial liabilities at FVTPL or financial liabilities at amortized cost.

Financial liabilities are usually classified as financial liabilities at FVTPL when they are acquired with a purpose to repurchase them within a short period of time, when they are part of a certain financial instrument portfolio that is actually and recently being managed with a purpose of short-term profit and joint management by the Group at initial recognition, and when they are derivatives that do not qualify as hedging instruments. Financial liabilities at FVTPL are initially recognized at fair value, with any direct transaction cost recognized in profit or loss, and are subsequently measured at fair value. Any profit or loss from financial liabilities at FVTPL are recognized as gain (loss) on financial instruments at FVTPL in profit or loss.

It is possible to designate a financial liability as financial liability at FVTPL if at initial recognition: (a) it is possible to remove or significantly reduce recognition or measurement mismatch that may otherwise have occurred if not for its designation as financial liability at FVTPL; (b) the financial asset forms part of the Group’s financial instrument group (a group composed of a combination of financial asset or liability) according to the Group’s documented risk management or investment strategy, is measured at fair value and is being evaluated for its performance, and such information is provided internally; and (c) the financial liability is part of a contract that contains one or more of embedded derivatives, and is a hybrid contract in which designation as financial liability at FVTPL is allowed under IFRS 9 Financial Instruments.

Financial liabilities designated as at FVTPL are initially recognized at fair value, with any direct transaction cost recognized in profit or loss, and are subsequently measured at fair value. Any profit or loss from financial liabilities designated as at FVTPL are recognized as gain (loss) on financial instruments at FVTPL in profit or loss.

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

When a financial asset is fully derecognized, the difference between the book value and the sum of proceeds and accumulated other comprehensive income is recognized as gain (loss) on financial instruments at FVTOCI profit or loss in case of FVTOCI (debt instruments), and as retained earnings for FVTOCI (equity instruments).

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

When trade volume of a financial instrument is low, when transaction prices within the market show large differences among them, or when it cannot be concluded that a financial instrument is being traded within an active market due to disclosures being extremely shallow, fair value is measured using valuation techniques based on alternative market information or using internal valuation techniques based on general and observable information obtained from objective sources. Market information includes maturity and characteristics, duration, similar yield curve, and variability measurement of financial instruments of similar nature. Fair value amount includes management of an entity’s specific assumptions (the Group concluded that it is using assumptions applied in valuing financial instruments in the market, or risk-adjusted assumptions in case marketability does not exist).

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

6) Expected credit losses on financial assets

The Group recognizes allowance for credit losses on expected credit losses for the following assets:

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

The measurement of allowance for credit loss under general approach is differentiated depending on whether the credit risk has increased significantly after initial recognition. That is, allowance for credit losses is measured based on 12-month expected credit loss when the credit risk has not increased significantly after initial recognition, while allowance for credit losses is measured at lifetime expected credit loss when credit risk has increased significantly. Lifetime is the expected remaining life of the financial instrument up to the maturity date of the contract.

The measurement of allowance for credit losses under simplified approach is always based on lifetime expected credit loss, and allowance for credit losses under credit impairment model is measured as the cumulative change in lifetime expected credit loss since initial recognition.

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

Expected credit losses are deducted through allowance for credit losses account, and when the financial asset is determined to be uncollectible, the allowance for credit losses is written off from the books along with the related financial asset.

b) Measurement of expected credit losses on financial asset at FVTOCI (debt securities)

The measurement method of expected credit loss is identical to financial asset at amortized cost, but changes in the allowance for credit losses is recognized in other comprehensive income. When financial assets at FVTOCI is disposed or repaid, the related allowance for credit losses is reclassified from other comprehensive income to gain (loss) on financial instruments at FVTOCI in net income.

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

An investment property is derecognized from the consolidated financial statements on disposal or when it is permanently withdrawn from use and no future economic benefits are expected even from its disposal. The gain or loss on the derecognition of an investment property is calculated as the difference between the net disposal proceeds and the carrying amount of the property and is recognized as other non-operating income (expense) in profit or loss in the period of the derecognition.

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

(13) Intangible assets and goodwill

The Group recognizes the acquisition cost of an intangible asset as the manufacturing cost or purchase cost plus additional incidental expenses. Development costs are the sum of expenditures incurred after the asset recognition requirements, such as technical feasibility and future economic benefits, are met. After the initial recognition, the carrying value is presented as the accumulated amortization and accumulated impairment losses deducted from the cost.

The Group’s intangible asset are amortized over the following economic lives using the straight-line method. However, for some intangible assets, the period of time that is expected to be available is not predictable, so the useful life of some intangible assets is assessed as indefinite and not depreciated.

The estimated useful life and amortization method of intangible assets with a finite useful life are reviewed at the end of each reporting period. The estimated useful life and amortization method of intangible assets with an indefinite useful life are reviewed at the end of each reporting period to ensure that the asset has an indefinite useful life. If changes in the estimates are deemed appropriate, the changes are accounted for as a change in an accounting estimate.

Useful life
Industrial property rights	10 years
Development costs	5 years
Software and others	1 to 10 years

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

(14) Impairment of non-monetary assets

Intangible assets with indefinite useful lives or intangible assets that are not yet available for use are tested for impairment annually, regardless of whether there is any indication of impairment. All other assets are tested for impairment by estimating the recoverable amount when there is an objective indication that the carrying amount may not be recoverable. Recoverable amount is the higher of value in use or net fair value, less costs to sell. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and such impairment loss is recognized immediately in net income.

(15) Leases

The Group determines whether the contract is a lease or includes a lease at the time of the contract agreement. In exchange for consideration in a contract, the contract is either a lease or includes a lease if the control over the use of the identified asset is transferred for a period of time. In determining whether a contract transfers control over the use of the asset to which it is identified, the Group uses the definition of lease in IFRS 16.

① The Group as a lessee

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

The Group makes adjustments to reflect the terms of the lease and the characteristics of the lease asset in interest rates obtained from external financial information, and calculates the incremental borrowing rate.

The Group calculates the lease term by including the relevant period when it is quite certain that the lessee will exercise the extension option or the termination option. The Group calculates the enforceable period in consideration of the economic disadvantages of terminating the contract if the lessee and the lessor have the right to terminate it without the consent of the other parties.

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

Because the Group can replace the asset without significant cost or business discontinuation, the option to extend the lease is not included in the lease liability in most offices and vehicle transport leases.

The Group reevaluates the lease term when the option is exercised (or not exercised) or the Group is liable to exercise (or not exercise) the option. Group will change its judgment only when significant events occur that affect the lessee’s control and the determination of the lease term, or there is a significant change in the circumstances.

Lease liabilities and right-of-use-asset increased by 15,810 million Won, reflecting the exercise impact of the extension and termination options during the current term.

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

② The Group as a lessor

At the date of the agreement or the effective date of the modification containing the lease element, the Group allocates the consideration of the contract to each lease element based on its relative stand-alone price.

As a lessor, the Group classifies its leases as either a finance lease or an operating lease at the commencement date.

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

Derivatives that have positive (+) fair values are recognized as financial assets and those that have negative (-) fair values are recognized as financial liabilities. Derivatives are not offset in the consolidated financial statements unless they have legally enforceable right to set off and are intended to set off.

1) Embedded derivatives

Embedded derivatives are components of a hybrid financial instrument that includes a non-derivative host contract. It has an effect of modifying part of cash flows of the hybrid financial instrument similar to an independent derivative.

Embedded derivatives that are part of a hybrid contract of which the host contract is a financial asset within the scope of IFRS 9 are not separated. The classification is done by considering the hybrid contract as a whole, and subsequent measurement is either at amortized cost or fair value.

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

The Group has designated derivatives as hedging instrument except for the portion on foreign currency basis spread. The fair value change due to foreign currency basis spread is recognized in other comprehensive income and is accumulated in equity. If the hedged item is related to transactions, the accumulated other comprehensive income is reclassified to profit or loss when the hedged item affects the profit or loss. However, when non-monetary items are subsequently recognized due to hedged items, the accumulated equity is removed from the equity directly, and is included in the initial book value of the recognized non-monetary items. Such transfers do not affect other comprehensive income. But if part or all of accumulated equity is not expected to be recovered in the future periods, the amount not expected to be recovered is immediately reclassified to profit or loss. If the hedged item is time-related, then the foreign currency basis spread on the day the derivative is designated as a hedging instrument that is related to the hedged item is reclassified to profit or loss over the term of the hedge.

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

When gains or losses arising from the hedged risk are recognized as other non-operating income (expense) in profit or loss of the current term, they are recognized as items related to the hedged items.

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

Amounts previously recognized in other comprehensive income and accumulated in equity are reclassified to net income when the hedged item affects net income. However, when non-monetary assets or liabilities are subsequently recognized due to expected transactions involving hedged items, the valuation gain or loss accumulated in the equity as other comprehensive income is removed from the equity and included in the initial book value of the recognized non-monetary assets or liabilities. Such transfers do not affect other comprehensive income. Also, if the cash flow hedge reserve is loss and accumulated other comprehensive income is a loss and part or all of the losses are not expected to be recovered in the future periods, the said amount is immediately reclassified to profit or loss.

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

5) Interest Rate Benchmark Reform Phase 1

Interest Rate Benchmark Reform Phase 1 requires that, for the purpose of determining whether a forecast transaction (or a component thereof) is highly probable, an entity shall assume that the interest rate benchmark on which the hedged cash flows (contractually or non-contractually specified) are based is not altered as a result of interest rate benchmark reform. When applying the prospective assessment, Interest Rate Benchmark Reform Phase 1 further requires that an entity shall assume that the hedged risk or the interest rate benchmark on which the hedged item or the hedging instrument is based is not altered as a result of the reform. Additionally, for a hedge of a non-contractually specified benchmark component of interest rate risk, an entity shall apply the requirement that the risk component shall be separately identifiable only at the inception of the hedging relationship.

(17) Assets (or disposal group) held for sale

The Group classifies a non-current asset (or disposal group) as held for sale if its carrying amount will be recovered principally through a sale transaction rather than through continuing use. Non-current assets (or disposal group) classified as held for sale are measured at the lower of their previous carrying amount and fair value less costs to sell.

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

•	Allowance for credit losses in accordance with IFRS 9

•	Initial book value less accumulated profit measured in accordance with IFRS 15

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

The Group is operating defined contribution plans and defined benefit plans. Contributions to defined contribution plans are recognized as an expense when employees have rendered services entitling them to receive the benefits. For defined benefit plans, the defined benefit liability is calculated through an actuarial assessment using the projected unit credit method every end of the reporting period, conducted by a professional actuaries. Remeasurement, comprising actuarial gains and losses, the return on plan assets (excluding the amount included in net interest from net defined benefit liability (asset)), and the effect of the changes to the asset ceiling is reflected immediately in the consolidated statement of financial position with a charge or credit recognized in other comprehensive income in the period in which they occur.

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

The tax uncertainty arises from the compensation claim filed by the Group, and refund litigation for the amount of tax levied by the tax authority due to differences in tax law analysis. In response, the Group paid taxes in accordance with IFRIC 23 due to the tax authority’s claim, but recognized as a corporate tax asset if it is highly probable of a refund in the future. In addition, the Group appropriately estimates and reflects the amount of corporate tax liabilities based on the analysis of corporate tax laws and the evaluation of many factors, including past experiences.

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

3. SIGNIFICANT ACCOUNTING ESTIMATES AND ASSUMPTIONS

The outbreak of COVID-19 in 2020 has had a significant impact on the global economy including Korea. Financial and economic shocks may have negative impacts on the Group’s financial condition and results of operations in various forms both domestically and internationally, however, the Korean government is providing unprecedented financial and economic relief measures such as extension of maturity of loan receivables. Despite the announcement of these various forms of government support policies, the negative impact of the COVID-19 on the global economy continues.

Significant changes have been made in future forecast information affecting expected credit losses for the period ended December 31, 2020, and major economic factors are expected to remain negative for a considerable period of time after 2020 due to the influence of COVID-19, and uncertainties in recovery or deterioration will persist.

Considering this situation comprehensively, the Group updated the forward-looking information used to estimate expected credit losses in accordance with IFRS 9 Financial Instruments by changing major variables such as GDP to reflect the impact of COVID-19, which has brought a global economic recession. Also, the Group reflected the impact on the borrowers subject to deferred loan principal and interest payments. The measure is in line with the Korean government’s policies under which financial institutions in Korea are encouraged to provide financial support to particular sectors by extending loan terms and deferring interest payments with respect to small- and medium sized enterprises and small merchants affected by the COVID-19 pandemic.

<Woori Bank>

As abovementioned, Korean government has adopted policies for Korean banks to provide relief or assistance to customers affected by the COVID-19 pandemic and the Bank performs decision making processes, including internal assessments in order to determine borrowers eligible for such financial support.

The Bank determined that the credit risk of loans affected by the loan deferment has significantly increased; and evaluated that the possibility of default is high. As a result, total loans (Loans, payment guarantees) that are subject to loan deferment and interest deferment amount to 1,820,324 million Won, and expected credit loss allowance have increased for 219,231 million Won which consist of increases of corporate loan expected credit loss allowance for 210,173 million Won and retail loan expected credit loss allowance for 9,058 million Won.

Total loans (Loans, payment guarantees) that are subject to loan deferment and interest deferment consist of corporate loan of 1,697,899 million Won and retail loan of 122,425 million Won. Among total loans, loans changed its stage from 12-month to lifetime (Stage 2) expected credit losses amount to 1,650,526 million Won, which consist of corporate loan of 1,548,805 million Won and retail loan of 101,721 million Won. The Group will continue to assess the adequacy of forward-looking information related to the duration of the impact of COVID-19 on economy and government policies.

<Woori Card>

As of December 31, 2020, Woori Card has 9,136 million Won in financial assets at amortized cost related to borrowers eligible for financial support, and the additional provision is 196 million Won.

<Woori Financial Capital and Woori Investment Bank>

Woori Financial Capital and Woori Investment Bank increased their expected credit loss allowance by 18,457 million Won and 8,701 million Won, respectively.

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

As described in 2. Basis of Preparation and Significant Accounting Policies (9) 5) Fair value of financial instruments, when valuation techniques are used to determine the fair value of a financial instrument, various general and internally developed techniques are used, and various types of assumptions and variables are incorporated during the process.

(3) Impairment of financial instruments

IFRS 9 requires entities to measure allowance for credit losses equal to 12-month expected credit losses or lifetime expected credit losses after classifying financial assets into one of the three stages, which depends on the degree of increase in credit risk after their initial recognition.

	Stage 1	Stage 2	Stage 3
	Credit risk has not significantly increased since initial recognition(*)	Credit risk has significantly increased since initial recognition	Credit impaired
Allowance for expected credit losses	Expected 12-month credit losses: Expected credit losses due to possible defaults on financial instruments within a 12-month period from the year-end.	Expected lifetime credit losses: Expected credit losses from all possible defaults during the expected lifetime of the financial instruments.

(*)	Credit risk may be considered not to have been significantly increased when credit risk is low at year-end.

Allowance for credit losses is determined by the estimation of the expected cash flows for each borrower for estimating the individually assessed loan-loss allowance, and the assumptions and variables in the model used for estimating the collectively assessed loan-loss allowance, provisions for guarantees and provisions for unused loan commitment.

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

In measuring the expected credit losses, the Group is also using reasonable and supportable macroeconomic indicators such as economic growth rates, interest rates, market index rates, etc., in order to forecast future economic conditions.

The Group is conducting the following procedures to estimate and apply future economic forecast information.

•	Development of prediction models by analyzing the correlation between default rates of corporate and retail exposures per year and macroeconomic indicators

Major macroeconomic indicators	Correlation between credit risk and macroeconomic indicators
GDP growth rate	Negative(-) Correlation
Home price index	Negative(-) Correlation
Consumer price index	Negative(-) Correlation

•

Calculation of predicted default rate incorporating future economic forecasts by applying estimated macroeconomic indicators provided by verified institutions such as Bank of Korea and National Assembly Budget Office to the prediction model developed

The results of Woori Bank’s sensitivity analysis on expected credit loss allowance due to changes in macroeconomic indicators as of December 31, 2020 are as follows (Unit: Korean Won in millions):

			December 31, 2020
Corporate	GDP growth rate	Increase by 1% point	(86,086)
		Decrease by 1% point	96,177
Retail	Consumer Price Index	Increase by 1% point	(15,807)
		Decrease by 1% point	17,119

The Economic outlook of each major macroeconomic indicator for the year 2021 is as follows:

Major macroeconomic indicators	Basic Scenario	Upside Scenario	Downside Scenario
GDP growth rate	3.00%	3.19%	2.66%
Consumer Price Index	1.00%	1.07%	0.88%
Home Price Index	100.98	101.09	100.78

Woori Bank’s probability weights for multiple economic scenario are as follows:

Basic Scenario	Upside Scenario	Downside Scenario
47.46%	14.33%	38.21%

Assuming the probability weight for upside and downside scenario is 100% and all others remain the same, the Bank considered multiple economic scenario in applying the future economic forecast information to measure expected credit losses. The sensitivity analysis results on the Bank’s expected credit losses is as follows (Unit: Korean Won in millions):

Scenario	Difference from carrying amount
Upside	(31,141)
Downside	30,642

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

The Bank performs the above evaluation with distinctions made to corporate and retail exposures, and indicators of significant increase in credit risk are as follows:

Corporate Exposures	Retail Exposures
Asset quality level ‘Precautionary’ or lower	Asset quality level ‘Precautionary’ or lower
More than 30 days past due	More than 30 days past due
‘Warning’ level in early warning system	Significant decrease in credit rating(*)
Debtor experiencing financial difficulties (Capital impairment, Adverse opinion or Disclaimer of opinion by external auditors)	Deferment of repayment of principal and interest
Significant decrease in credit rating(*)	Deferment of interest
Deferment of repayment of principal and interest
Deferment of interest

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

The Group sees no significant increase in credit risk after initial recognition for debt securities, etc. with a credit rating of A + or higher, which are deemed to have low credit risk at the end of the reporting period

The Group concludes that credit is impaired when financial assets are under conditions stated below:

•	When principal of loan is overdue for 90 days or longer due to significant deterioration in credit

•	For loans overdue for less than 90 days, when it is determined that not even a portion of the loan will be recovered unless claim actions such as disposal of collaterals are taken

•	When other objective indicators of impairment have been noted for the financial asset.

The Group determines which loan is subject to write-off in accordance with internal guidelines and writes off loan receivables when it is determined that the loans are practically irrecoverable. For example, loans are practically irrecoverable when application is made for rehabilitation under the Debtor Rehabilitation and Bankruptcy Act and loans are confirmed as irrecoverable by the court’s decision to waive debtor’s obligation, or when it is impossible to recover the loan amount through legal means such as auctioning of debtor’s assets or through any other means of recovery available. Notwithstanding the write-off, the Group may still exercise its right of collection after the asset has been written off in accordance with its collection policies.

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

4. RISK MANAGEMENT

The Group’s operating activity is exposed to various financial risks and the and the main types of risks are credit risk, market risk, liquidity risk and etc. The risk management department analyze and assess the level of complex risks in order to manage the risks and the risk management standards such as policies, regulations, management systems and decision-making have been established and operated for sound management of the Group.

The risk management organization is operated by risk management committee, risk management responsible, and risk management department. The Board of Directors operates a risk management committee comprised of outside directors for professional risk management. The risk management committee plays a role as the top decision-making body in risk management by establishing basic policies for risk management that are in line with the Group’s management strategy and determining the risk level that the Group is willing to take. The risk management office (CRO) assists the risk management committee and operates a group risk management council comprised of risk management managers of subsidiaries to periodically check and improve the risk burden of external environments and the Group. The risk management department is independent and is in charge of risk management of the Group. It also supports reporting and decision-making of key risk-related issues.

(1) Credit risk

Credit risk represents the possibility of financial losses incurred due to the refusal of the transaction or when the counterparty fails to fulfill its contractual obligations. The goal of credit risk management is to maintain the Group’s credit risk exposure to a permissible degree and to optimize its rate of return considering such credit risk.

1) Credit risk management

The Group considers the probability of failure in performing the obligation of its counterparties, credit exposure to the counterparty, the related default risk and the rate of default loss. The Group uses the credit rating model to assess the possibility of counterparty’s default risk; and when assessing the obligor’s credit grade, other than quantitative methods utilizing financial statements and others, and assessor’s judgement, the Group utilizes credit grades derived using statistical methods.

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

The maximum exposure to credit risk as of December 31, 2019 and 2020 is as follows (Unit: Korean Won in millions):

		December 31, 2019	December 31, 2020
Loans and other financial assets at amortized cost(*1)	Korean treasury and government agencies	14,797,040	9,725,719
	Banks	18,597,206	19,493,189
	Corporates	101,041,110	114,131,994
	Consumers	159,282,337	176,755,176

	Sub-total	293,717,693	320,106,078

Financial assets at FVTPL(*2)	Deposit	27,901	48,796
	Debt securities	2,337,085	2,887,097
	Loans	212,473	676,291
	Derivative assets	2,921,903	6,901,742

	Sub-total	5,499,362	10,513,926

Financial assets at FVTOCI	Debt securities	26,795,161	28,948,141
Securities at amortized cost	Debt securities	20,320,539	17,020,839
Derivative assets	Derivative assets (Designated for hedging)	121,131	174,820
Off-balance accounts	Guarantees(*3)	12,618,917	11,809,456
	Loan commitments	103,651,674	112,088,680

	Sub-total	116,270,591	123,898,136

	Total	462,724,477	500,661,940

(*1)	Cash and cash equivalents are not included.
(*2)	Puttable financial instruments are not included.
(*3)	As of December 31, 2019 and 2020, the financial guarantee amount of 4,317,969 million Won and 4,163,382 million Won are included, respectively.

a) Credit risk exposure by geographical areas

The following tables analyze credit risk exposure by geographical areas (Unit: Korean Won in millions):

	December 31, 2019
	Korea	China	USA	UK	Japan	Others(*)	Total
Loans and other financial assets at amortized cost	268,316,454	5,108,144	5,077,666	1,844,374	1,172,209	12,198,846	293,717,693
Securities at amortized cost	20,104,604	—	66,747	—	—	149,188	20,320,539
Financial assets at FVTPL	5,488,229	10,409	—	—	724	—	5,499,362
Financial assets at FVTOCI	24,553,655	332,319	144,601	102,311	2	1,662,273	26,795,161
Derivative assets (Designated for hedging)	121,131	—	—	—	—	—	121,131
Off-balance accounts	112,602,603	1,211,857	387,795	78,850	46,662	1,942,824	116,270,591

Total	431,186,676	6,662,729	5,676,809	2,025,535	1,219,597	15,953,131	462,724,477

(*)	Others consist of financial assets in Indonesia, Hong Kong, Germany, Australia, and other countries.

	December 31, 2020
	Korea	China	USA	UK	Japan	Others(*)	Total
Loans and other financial assets at amortized cost	296,186,751	4,356,747	3,988,304	1,990,490	1,404,670	12,179,116	320,106,078
Securities at amortized cost	16,749,531	—	110,597	—	—	160,711	17,020,839
Financial assets at FVTPL	6,954,630	13,403	1,083,096	493,285	480,760	1,488,752	10,513,926
Financial assets at FVTOCI	25,966,333	608,893	1,092,636	5	5,460	1,274,814	28,948,141
Derivative assets (Designated for hedging)	—	—	165,458	3,740	—	5,622	174,820
Off-balance accounts	119,699,069	1,393,734	399,678	38,389	41,378	2,325,888	123,898,136

Total	465,556,314	6,372,777	6,839,769	2,525,909	1,932,268	17,434,903	500,661,940

(*)	Others consist of financial assets in Indonesia, Hong Kong, Germany, Australia, and other countries.

b) Credit risk exposure by industries

① The following tables analyze credit risk exposure by industries, which are service, manufacturing, finance and insurance, construction, individuals and others in accordance with the Korea Standard Industrial Classification Code as of December 31, 2019 and 2020 (Unit: Korean Won in millions):

	December 31, 2019
	Service	Manufacturing	Finance and insurance	Construction	Individuals	Others	Total
Loans and other financial assets at amortized cost	51,233,088	32,983,972	36,141,770	3,291,001	155,120,055	14,947,807	293,717,693
Securities at amortized cost	8,545,838	—	10,979,001	364,591	—	431,109	20,320,539
Financial assets at FVTPL	162,780	128,666	4,084,698	39,193	15,430	1,068,595	5,499,362
Financial assets at FVTOCI	85,609	139,098	18,968,456	10,047	9,241	7,582,710	26,795,161
Derivative assets (Designated for hedging)	—	—	121,131	—	—	—	121,131
Off-balance accounts	17,813,366	23,841,881	10,015,897	4,161,139	53,335,209	7,103,099	116,270,591

Total	77,840,681	57,093,617	80,310,953	7,865,971	208,479,935	31,133,320	462,724,477

	December 31, 2020
	Service	Manufacturing	Finance and insurance	Construction	Individuals	Others	Total
Loans and other financial assets at amortized cost	56,627,927	35,933,953	35,450,774	3,493,000	172,116,780	16,483,644	320,106,078
Securities at amortized cost	492,172	6,691	8,926,909	302,225	—	7,292,842	17,020,839
Financial assets at FVTPL	301,296	234,712	8,520,127	32,240	14,619	1,410,932	10,513,926
Financial assets at FVTOCI	475,881	207,903	23,017,149	142,396	—	5,104,812	28,948,141
Derivative assets (Designated for hedging)	—	—	174,820	—	—	—	174,820
Off-balance accounts	18,828,656	21,460,581	12,086,935	4,060,358	62,477,117	4,984,489	123,898,136

Total	76,725,932	57,843,840	88,176,714	8,030,219	234,608,516	35,276,719	500,661,940

② The detailed industries of financial assets and corporate loans that have been affected by the spread of COVID-19 as of December 31, 2020 are as follow and the industries that can be affected may change by future economic conditions (Unit: Korean Won in millions):

< Woori Bank >

			Loans and other financial assets at amortized cost	Financial assets at FVTPL	Financial assets at FVTOCI
Service business	Distribution business	General retail business	1,070,789	11,944	5,461
		General wholesale business	1,407,563	3,573	—
		Sub-total	2,478,352	15,517	5,461
		Accommodation business	1,525,157	9,305	5,471
		Travel business	59,858	—	—
		Art/sports, leisure service	1,467,643	17,739	—
		Food business	1,078,832	2,515	—
		Transportation business	395,873	461	8,752
		Education business	367,701	489	—
		Others	1,286,578	2,691	—
		Sub-total	8,659,994	48,717	19,684
Manufacturing		Textile	2,281,344	6,608	6,559
		Metal	1,390,290	47,903	—
		Non-metal	698,478	8,357	—
		Chemical	1,819,207	19,161	—
		Transportation	3,268,095	2,060	—
		Electronics	1,424,297	19,280	—
		Cosmetics	323,231	217	—
		Others	368,123	277	—
		Sub-total	11,573,065	103,863	6,559

Total			20,233,059	152,580	26,243

			Off-balance accounts	Total
Service business	Distribution business	General retail business	897,101	1,985,295
		General wholesale business	483,360	1,894,496
		Sub-total	1,380,461	3,879,791
		Accommodation business	152,059	1,691,992
		Travel business	21,350	81,208
		Art/sports, leisure service	114,388	1,599,770
		Food business	135,680	1,217,027
		Transportation business	193,578	598,664
		Education business	48,064	416,254
		Others	318,641	1,607,910
		Sub-total	2,364,221	11,092,616
Manufacturing		Textile	1,064,005	3,358,516
		Metal	1,581,887	3,020,080
		Non-metal	377,506	1,084,341
		Chemical	3,233,405	5,071,773
		Transportation	2,183,616	5,453,771
		Electronics	1,789,605	3,233,182
		Cosmetics	54,518	377,966
		Others	1,483,551	1,851,951
		Sub-total	11,768,093	23,451,580

Total			14,132,314	34,544,196

< Woori Card Co., Ltd. >

	Loans and other financial assets at amortized cost	Financial assets at FVTPL	Financial assets at FVTOCI	Off-balance accounts	Total
Accommodation business	4,959	—	—	12,315	17,274
Travel business	2,175	—	—	25,367	27,542
Aviation	479	—	—	4,179	4,658
Cosmetics industry	2,462	—	—	13,376	15,838
Distribution business	8,050	—	—	44,354	52,404
Food industry	33,084	—	—	163,711	196,795
Art/sports, leisure service	6,156	—	—	51,962	58,118
Total	57,365	—	—	315,264	372,629

<Woori Financial Capital Co., Ltd.>

			Loans and other financial assets at amortized cost	Financial assets at FVTPL	Financial assets at FVTOCI
Service business	Distribution business	General retail business	8,978	—	—
		General wholesale business	57,587	—	—
		Sub-total	66,565	—	—
		Accommodation business	6,292	—	—
		Travel business	1,293	—	—
		Art/sports, leisure service	615	—	—
		Food business	21,774	—	—
		Transportation business	28,270	—	—
		Education business	1,132	—	—
		Others	365,860	27,364	—
		Sub-total	491,801	27,364	—
Manufacturing		Textile	29,415	—	—
		Metal	17,963	—	—
		Non-metal	4,780	—	—
		Chemical	2,501	—	—
		Transportation	52,514	—	—
		Electronics	12,665	—	—
		Cosmetics	—	—	—
		Others	5,335	—	—
		Sub-total	125,173	—	—
Total COVID-19 vulnerable business			616,974	27,364	—
Other business		Others	6,202,754	225,078	—

Total			6,819,728	252,442	—

			Off-balance accounts	Total
Service business	Distribution business	General retail business	—	8,978
		General wholesale business	—	57,587
		Sub-total	—	66,565
		Accommodation business	—	6,292
		Travel business	—	1,293
		Art/sports, leisure service	—	615
		Food business	—	21,774
		Transportation business	—	28,270
		Education business	—	1,132
		Others	38,681	431,905
		Sub-total	38,681	557,846
Manufacturing		Textile	—	29,415
		Metal	3,365	21,328
		Non-metal	—	4,780
		Chemical	—	2,501
		Transportation	—	52,514
		Electronics	—	12,665
		Cosmetics	—	—
		Others	—	5,335
		Sub-total	3,365	128,538
Total COVID-19 vulnerable business			42,046	686,384
Other business		Others	333,766	6,761,598

Total			375,812	7,447,982

< Woori Investment Bank Co., Ltd. >

	Loans and other financial assets at amortized cost	Financial assets at FVTPL	Financial assets at FVTOCI	Off-balance accounts	Total
Accommodation business	44,900	—	—	—	44,900
Distribution business	15,716	20,000	—	—	35,716
Art/sports, leisure service	28,000	—	—	—	28,000
Total	88,616	20,000	—	—	108,616

3) Credit risk exposure

a) Financial assets

The maximum exposure to credit risk by asset quality, except for financial assets at FVTPL and derivative asset (Designated for hedging) as of December 31, 2019 and 2020 is as follows (Unit: Korean Won in millions):

	December 31, 2019
	Stage 1		Stage 2		Stage 3	Total	Allowance for credit losses	Total, net
	Above appropriate credit rating(*1)	Less than a limited credit rating(*3)	Above appropriate credit rating(*2)	Less than a limited credit rating(*3)
Loans and other financial assets at amortized cost	255,709,205	19,823,451	8,712,860	9,625,024	1,504,172	295,374,712	(1,657,019)	293,717,693
Korean treasury and government agencies	14,789,933	10,390	—	—	1	14,800,324	(3,284)	14,797,040
Banks	18,336,664	109,667	150,318	—	21,907	18,618,556	(21,350)	18,597,206
Corporates	82,286,304	15,201,687	485,469	3,267,311	792,375	102,033,146	(992,036)	101,041,110
General business	45,769,233	6,191,625	441,089	1,620,761	544,238	54,566,946	(678,237)	53,888,709
Small- and medium-sized enterprise	32,180,551	8,507,800	44,380	1,586,865	230,901	42,550,497	(287,027)	42,263,470
Project financing and others	4,336,520	502,262	—	59,685	17,236	4,915,703	(26,772)	4,888,931
Consumers	140,296,304	4,501,707	8,077,073	6,357,713	689,889	159,922,686	(640,349)	159,282,337
Securities at amortized cost	20,326,050	—	—	—	—	20,326,050	(5,511)	20,320,539
Financial assets at FVTOCI(*4)	26,684,601	110,560	—	—	—	26,795,161	(8,569)	26,795,161

Total	302,719,856	19,934,011	8,712,860	9,625,024	1,504,172	342,495,923	(1,671,099)	340,833,393

	December 31, 2019
	Collateral value
	Stage1	Stage2	Stage3	Total
Loans and other financial assets at amortized cost	169,438,539	14,451,806	692,139	184,582,484
Korean treasury and government agencies	—	—	—	—
Banks	612,200	2,028	—	614,228
Corporates	55,602,818	2,335,496	394,860	58,333,174
General business	22,291,348	1,023,766	240,771	23,555,885
Small- and medium-sized enterprise	31,517,538	1,311,730	145,061	32,974,329
Project financing and others	1,793,932	—	9,028	1,802,960
Consumers	113,223,521	12,114,282	297,279	125,635,082
Securities at amortized cost	—	—	—	—
Financial assets at FVTOCI(*4)	—	—	—	—

Total	169,438,539	14,451,806	692,139	184,582,484

(*1)	Credit grade of corporates are AAA ~ BBB, and consumers are grades 1 ~ 6.
(*2)	Credit grade of corporates are A- ~ BBB, and consumers are grades 1 ~ 6.
(*3)	Credit grade of corporates are BBB- ~ C, and consumers are grades 7 ~ 10.
(*4)	Financial assets at FVTOCI has been disclosed as the amount before deducting allowance for credit losses because allowance for credit losses does not reduce the carrying amount.

	December 31, 2020
	Stage 1		Stage 2		Stage 3	Total	Allowance for credit losses	Total, net
	Above appropriate credit rating(*1)	Less than a limited credit rating(*2)	Above appropriate credit rating(*1)	Less than a limited credit rating(*2)
Loans and other financial assets at amortized cost	278,729,012	21,249,885	10,356,251	10,143,839	1,623,276	322,102,263	(1,996,185)	320,106,078
Korean treasury and government agencies	9,674,891	1,063	52,279	—	—	9,728,233	(2,514)	9,725,719
Banks	19,301,570	105,890	75,876	—	25,598	19,508,934	(15,745)	19,493,189
Corporates	93,889,922	14,873,376	1,890,564	3,860,389	839,234	115,353,485	(1,221,491)	114,131,994
General business	61,082,336	9,013,955	1,349,053	2,585,868	576,078	74,607,290	(869,744)	73,737,546
Small- and medium-sized enterprise	27,504,992	5,415,312	538,909	1,207,706	227,003	34,893,922	(304,077)	34,589,845
Project financing and others	5,302,594	444,109	2,602	66,815	36,153	5,852,273	(47,670)	5,804,603
Consumers	155,862,629	6,269,556	8,337,532	6,283,450	758,444	177,511,611	(756,435)	176,755,176
Securities at amortized cost	17,025,405	—	—	—	—	17,025,405	(4,566)	17,020,839
Financial assets at FVTOCI(*3)	28,789,281	158,860	—	—	—	28,948,141	(9,631)	28,948,141

Total	324,543,698	21,408,745	10,356,251	10,143,839	1,623,276	368,075,809	(2,010,382)	366,075,058

	December 31, 2020
	Collateral value
	Stage1	Stage2	Stage3	Total
Loans and other financial assets at amortized cost	187,731,443	15,677,871	696,709	204,106,023
Korean treasury and government agencies	19,280	—	—	19,280
Banks	1,003,971	—	—	1,003,971
Corporates	62,817,305	3,963,101	400,340	67,180,746
General business	35,578,470	2,670,480	271,815	38,520,765
Small- and medium-sized enterprise	25,404,002	1,290,941	118,265	26,813,208
Project financing and others	1,834,833	1,680	10,260	1,846,773
Consumers	123,890,887	11,714,770	296,369	135,902,026
Securities at amortized cost	—	—	—	—
Financial assets at FVTOCI(*3)	—	—	—	—

Total	187,731,443	15,677,871	696,709	204,106,023

(*1)	Credit grade of corporates are AAA ~ BBB, and consumers are grades 1 ~ 6.
(*2)	Credit grade of corporates are BBB- ~ C, and consumers are grades 7 ~ 10.
(*3)	Financial assets at FVTOCI has been disclosed as the amount before deducting allowance for credit losses because allowance for credit losses does not reduce the carrying amount.

b) Guarantees and commitments

The credit quality of the guarantees and loan commitments as of December 31, 2019 and 2020 are as follows (Unit: Korean Won in millions):

	December 31, 2019
Financial assets	Stage 1		Stage 2		Stage3	Total
	Above appropriate credit rating(*1)	Less than a limited credit rating(*3)	Above appropriate credit rating(*2)	Less than a limited credit rating(*3)
Off-balance accounts
Guarantees	10,952,917	1,333,561	355	223,657	108,427	12,618,917
Loan Commitments	97,854,790	3,479,295	1,388,136	906,033	23,420	103,651,674

Total	108,807,707	4,812,856	1,388,491	1,129,690	131,847	116,270,591

(*1)	Credit grade of corporates are AAA ~ BBB, and consumers are grades 1 ~ 6.
(*2)	Credit grade of corporates are A- ~ BBB, and consumers are grades 1 ~ 6.
(*3)	Credit grade of corporate are BBB- ~ C, and consumers are grades 7 ~ 10.

	December 31, 2020
Financial assets	Stage 1		Stage 2		Stage3	Total
	Above appropriate credit rating(*1)	Less than a limited credit rating(*2)	Above appropriate credit rating(*1)	Less than a limited credit rating(*2)
Off-balance accounts
Guarantees	10,152,900	1,382,592	11,504	191,962	70,498	11,809,456
Loan Commitments	105,108,967	4,045,595	1,951,649	977,185	5,284	112,088,680

Total	115,261,867	5,428,187	1,963,153	1,169,147	75,782	123,898,136

(*1)	Credit grade of corporates are AAA ~ BBB, and consumers are grades 1 ~ 6.
(*2)	Credit grade of corporate are BBB- ~ C, and consumers are grades 7 ~ 10.

4) Collateral and other credit enhancements

For the years ended December 31, 2019 and 2020, there have been no significant changes in the value of collateral or other credit enhancements held by the Group and there have been no significant changes in collateral or other credit enhancements due to changes in the collateral policy of the Group.

5) Among financial assets that measured allowance for credit losses at lifetime expected credit losses, amortized costs before changes in contractual cash flows as of December 31, 2019 and 2020 are 18,735 million Won and 265,760 million Won, respectively, with net losses recognized along with the changes 82 million Won and 12,786 million Won, respectively.

6) As the Group manages receivables that have not lost the right of claim to the debtor for the grounds of incomplete statute limitation and uncollected receivables under the related laws as receivable charge-offs, the balance as of December 31, 2019 and 2020 are 9,667,199 million Won and 9,986,186 million Won. In addition, the contractual non-recoverable amount of financial assets amortized for the year ended December 31, 2020, but still in the process of recovery is 390,854 million Won.

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

a) Trading activities

The Group uses the standard method and the internally developed model (the Bank) in measuring market risk for trading positions, and allocates market risk capital through the Risk Management Committee. Risk management departments of the Group and its subsidiaries manage limits in detail including those on risk and loss with their management result regularly reported to the Risk Management Committee.

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

The minimum, maximum and average VaR of the Bank for the year December 31, 2019 and 2020, and the VaR of the Bank as of December 31, 2019 and 2020 are as follows (Unit: Korean Won in millions):

	December 31, 2019	For the year ended December 31, 2019			December 31, 2020	For the year ended December 31, 2020
Risk factor		Average	Maximum	Minimum		Average	Maximum	Minimum
Interest rate	5,052	3,406	5,725	1,176	6,815	7,959	15,065	2,427
Stock price	3,730	3,203	5,935	1,146	2,283	5,783	14,394	1,982
Foreign currencies	5,028	5,033	6,469	4,395	11,160	8,814	11,233	4,613
Commodity price	—	1	32	—	—	—	—	—
Diversification	(6,233)	(5,127)	(9,229)	(2,339)	(11,087)	(11,175)	(18,796)	(3,452)

Total VaR(*)	7,577	6,516	8,932	4,378	9,171	11,381	21,896	5,570

(*)	VaR (Value at Risk): Retention period of 1 day, Maximum expected losses under 99% level of confidence.

b) Non-trading activities

The Bank manages and measures interest risk for non-trading activities through ΔNII(Change in Net Interest Income) and ΔEVE(Change in Economic Value of Equity) in accordance with IRRBB(Interest Rate Risk in the Banking Book) introduced at the end of 2019.

ΔNII represents a change in net interest income that may occur over a certain period (e.g. one year) due to changes in net interest income, and ΔEVE indicates the economic value changes in equity capital that could be caused by changes in interest rates affecting the present value of asset, liabilities, and others.

Subsidiaries other than the Bank measure and manage interest rate risk with interest rates EaR(Earnings at Risk) and VaR(Value at Risk). The interest rate EaR represents the maximum expected change in profit or loss that could occur over a period of time (e.g. one year) due to unfavorable interest rate changes, which shows the maximum reduction scale in net interest. The interest rate VaR represents the maximum expected loss that indicates how unfavorable changes in interest rates can reduce the value of the net asset at any given point in time, now or in the future.

For assets and liabilities as of December 31, 2019 and 2020 that include bank, consolidated trusts and subsidiaries of the bank, details of ΔEVE and ΔNII calculated based on interest rate risk in banking book (IRRBB) are as follows (Unit: Korean Won in millions):

December 31, 2019		December 31, 2020
ΔEVE(*1)	ΔNII(*2)	ΔEVE(*1)	ΔNII(*2)
490,981	162,023	634,596	66,138

(*1)	ΔEVE: change in Economic Value of Equity
(*2)	ΔNII: change in Net Interest Income

For the remaining subsidiaries except the bank, consolidated trusts, and consolidated subsidiaries of the bank as of December 31, 2019 and 2020, the interest rate EaR and VaR calculated based on the BIS Framework are as follows (Unit: Korean Won in millions):

	December 31, 2019		December 31, 2020
	EaR(*1)	VaR(*2)	EaR(*1)	VaR(*2)
Woori Card Co., Ltd.	100,213	85,010	106,645	157,085
Woori Financial Capital Co., Ltd.	—	—	3,701	12,550
Woori Investment Bank Co., Ltd.	7,629	958	1,479	5,005
Woori Asset Trust Co., Ltd.	—	—	3,211	398
Woori Asset Management Corp.	256	2,486	64	493
Woori Private Equity Asset Management Co., Ltd	416	80	193	37
Woori Global Asset Management Co., Ltd.	386	84	119	318

(*1)	EaR (Earning at Risk): Change of maximum expected income and expense
(*2)	VaR (Value at Risk): Maximum expected losses

The Group estimates and manages risks related to changes in interest rate due to the difference in the maturities of interest-bearing assets and liabilities and discrepancies in the terms of interest rates. Cash flows (both principal and interest), interest bearing assets and liabilities, presented by each re-pricing date, are as follows (Unit: Korean Won in millions):

	December 31, 2019
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Asset:
Loans and other financial assets at amortized cost	153,023,603	49,505,606	12,505,250	10,506,470	57,582,270	5,209,670	288,332,869
Financial assets at FVTPL	150,149	23,648	63,825	34,299	131,206	13,347	416,474
Financial assets at FVTOCI	5,414,586	5,486,113	3,450,669	3,174,893	9,367,756	318,371	27,212,388
Securities at amortized cost	1,844,868	1,696,004	738,383	1,409,549	14,869,227	858,142	21,416,173

Total	160,433,206	56,711,371	16,758,127	15,125,211	81,950,459	6,399,530	337,377,904

Liability:
Deposits due to customers	116,490,812	45,803,202	32,683,132	26,740,013	43,175,232	59,305	264,951,696
Borrowings	12,105,234	1,910,759	1,048,991	706,952	3,264,861	509,359	19,546,156
Debentures	2,378,211	2,894,577	3,330,658	2,466,142	19,211,409	2,537,391	32,818,388

Total	130,974,257	50,608,538	37,062,781	29,913,107	65,651,502	3,106,055	317,316,240

	December 31, 2020
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Asset:
Loans and other financial assets at amortized cost	177,214,415	54,035,826	12,410,513	11,140,520	64,799,854	5,170,572	324,771,700
Financial assets at FVTPL	609,542	263,510	91,791	94,879	150,148	13,239	1,223,109
Financial assets at FVTOCI	4,344,718	3,339,086	3,751,882	2,915,238	14,648,033	473,124	29,472,081
Securities at amortized cost	1,372,094	1,471,309	933,715	1,869,352	11,080,632	1,018,002	17,745,104

Total	183,540,769	59,109,731	17,187,901	16,019,989	90,678,667	6,674,937	373,211,994

Liability:
Deposits due to customers	127,557,303	46,471,099	35,455,403	29,354,652	52,395,811	50,655	291,284,923
Borrowings	11,223,338	2,832,846	1,126,728	949,892	3,828,384	452,495	20,413,683
Debentures	3,246,233	3,396,427	3,929,346	3,495,915	21,899,788	3,257,026	39,224,735

Total	142,026,874	52,700,372	40,511,477	33,800,459	78,123,983	3,760,176	350,923,341

2) Currency risk

Currency risk arises from the financial instruments denominated in foreign currencies other than the functional currency. Therefore, no currency risk arises from non-monetary items or financial instruments denominated in the functional currency.

Financial instruments in foreign currencies exposed to currency risk as of December 31, 2019 and 2020 are as follows (Unit: USD in millions, JPY in millions, CNY in millions, EUR in millions, and Korean Won in millions):

	December 31, 2019
	USD		JPY		CNY		EUR		Others	Total
	Foreign currency	Korean Won equivalent	Foreign currency	Korean Won equivalent	Foreign currency	Korean Won equivalent	Foreign currency	Korean Won equivalent	Korean Won equivalent	Korean Won equivalent
Asset
Loans and other financial assets at amortized cost	22,916	26,531,794	150,462	1,600,140	31,393	5,203,131	2,258	2,929,312	5,272,352	41,536,729
Financial assets at FVTPL	165	190,733	5,322	56,602	25	4,155	105	135,827	64,185	451,502
Financial assets at FVTOCI	2,679	3,102,752	—	—	2,005	332,319	25	33,017	406,753	3,874,841
Securities at amortized cost	319	369,677	—	—	—	—	40	52,139	97,092	518,908

Total	26,079	30,194,956	155,784	1,656,742	33,423	5,539,605	2,428	3,150,295	5,840,382	46,381,980

Liability
Financial liabilities at FVTPL	251	291,102	4,415	46,957	—	—	68	87,776	83,790	509,625
Deposits due to customers	13,208	15,291,671	166,108	1,766,526	27,739	4,597,467	1,727	2,240,884	3,247,164	27,143,712
Borrowings	6,588	7,627,665	11,061	117,634	16	2,743	515	668,060	499,046	8,915,148
Debentures	3,999	4,629,944	—	—	—	—	105	136,230	271,790	5,037,964
Other financial liabilities	3,016	3,492,462	11,240	119,529	3,079	510,281	359	466,240	6,906	4,595,418

Total	27,062	31,332,844	192,824	2,050,646	30,834	5,110,491	2,774	3,599,190	4,108,696	46,201,867

Off-balance accounts	7,030	8,139,395	34,316	364,946	4,525	749,973	560	726,323	634,870	10,615,507

	December 31, 2020
	USD		JPY		CNY		EUR		Others	Total
	Foreign currency	Korean Won equivalent	Foreign currency	Korean Won equivalent	Foreign currency	Korean Won equivalent	Foreign currency	Korean Won equivalent	Korean Won equivalent	Korean Won equivalent
Asset
Cash and cash equivalents	5,584	6,074,879	22,832	240,710	4,580	764,686	115	154,154	501,900	7,736,329
Loans and other financial assets at amortized cost	21,687	23,595,957	172,782	1,821,554	24,230	4,045,435	2,001	2,678,382	4,857,438	36,998,766
Financial assets at FVTPL	280	304,146	18,855	198,781	73	11,989	248	332,182	88,745	935,843
Financial assets at FVTOCI	2,741	2,981,832	—	—	2,601	434,258	37	49,789	565,893	4,031,772
Securities at amortized cost	319	347,570	—	—	—	—	34	45,197	115,534	508,301

Total	30,611	33,304,384	214,469	2,261,045	31,484	5,256,368	2,435	3,259,704	6,129,510	50,211,011

Liability
Financial liabilities at FVTPL	426	463,678	14,493	152,792	—	—	158	211,525	115,429	943,424
Deposits due to customers	16,664	18,130,448	220,153	2,320,983	26,733	4,463,300	1,532	2,050,400	3,443,631	30,408,762
Borrowings	5,657	6,154,464	48,446	510,750	—	—	590	789,955	697,234	8,152,403
Debentures	3,973	4,322,800	—	—	—	—	—	—	444,711	4,767,511
Other financial liabilities	2,381	2,590,147	6,705	70,690	1,853	309,319	64	85,553	193,128	3,248,837

Total	29,101	31,661,537	289,797	3,055,215	28,586	4,772,619	2,344	3,137,433	4,894,133	47,520,937

Off-balance accounts	7,441	8,095,297	24,992	263,478	3,007	502,106	533	712,846	556,988	10,130,715

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

2) Maturity analysis of non-derivative financial liabilities

a)	Cash flows of principals and interests by remaining contractual maturities of non-derivative financial liabilities as of December 31, 2019 and 2020 are as follows (Unit: Korean Won in millions):

	December 31, 2019
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Financial liabilities at FVTPL	115,156	—	—	—	—	—	115,156
Deposits due to customers	166,474,535	36,697,168	24,634,859	31,233,844	6,590,119	1,877,594	267,508,119
Borrowings	8,596,202	2,948,384	2,162,846	1,880,424	3,682,214	520,936	19,791,006
Debentures	2,378,211	2,894,577	3,330,658	2,466,142	19,211,409	2,537,391	32,818,388
Lease liabilities	46,072	42,549	37,420	35,210	232,985	40,698	434,934
Other financial liabilities	11,242,367	60,981	119,633	10,344	71,561	2,660,640	14,165,526

Total	188,852,543	42,643,659	30,285,416	35,625,964	29,788,288	7,637,259	334,833,129

	December 31, 2020
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Financial liabilities at FVTPL	64,183	135,232	42,418	112,102	—	—	353,935
Deposits due to customers	191,660,253	34,349,298	25,213,410	31,144,452	9,230,904	1,793,143	293,391,460
Borrowings	10,159,819	2,524,572	1,714,490	1,866,810	4,177,634	463,376	20,906,701
Debentures	3,246,233	3,396,427	3,929,346	3,495,915	21,899,788	3,257,228	39,224,937
Lease liabilities	53,429	44,551	40,809	34,761	201,113	34,780	409,443
Other financial liabilities	8,121,978	70,277	10,294	10,897	451,096	2,142,772	10,807,314

Total	213,305,895	40,520,357	30,950,767	36,664,937	35,960,535	7,691,299	365,093,790

b)	Cash flows of principals and interests by expected maturities of non-derivative financial liabilities as of December 31, 2019 and 2020 are as follows (Unit: Korean Won in millions):

	December 31, 2019
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Financial liabilities at FVTPL	115,156	—	—	—	—	—	115,156
Deposits due to customers	175,309,271	38,219,793	23,649,424	24,102,750	5,547,232	150,233	266,978,703
Borrowings	8,596,202	2,948,384	2,162,846	1,880,424	3,682,214	520,936	19,791,006
Debentures	2,378,211	2,894,577	3,330,658	2,466,142	19,211,409	2,537,391	32,818,388
Lease liabilities	46,072	42,549	37,420	35,210	232,985	40,698	434,934
Other financial liabilities	11,242,367	60,981	119,633	10,344	71,561	2,660,640	14,165,526

Total	197,687,279	44,166,284	29,299,981	28,494,870	28,745,401	5,909,898	334,303,713

	December 31, 2020
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Financial liabilities at FVTPL	68,909	131,496	41,428	112,102	—	—	353,935
Deposits due to customers	199,931,480	35,912,096	23,924,403	25,477,917	7,582,278	105,413	292,933,587
Borrowings	10,159,819	2,524,572	1,714,490	1,866,810	4,177,634	463,376	20,906,701
Debentures	3,246,233	3,396,427	3,929,346	3,495,915	21,899,788	3,257,228	39,224,937
Lease liabilities	53,429	44,894	40,949	35,074	208,125	36,950	419,421
Other financial liabilities	8,121,978	70,277	10,294	10,897	451,096	2,142,772	10,807,314

Total	221,581,848	42,079,762	29,660,910	30,998,715	34,318,921	6,005,739	364,645,895

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

The cash flow by the maturity of derivative financial liabilities as of December 31, 2019 and 2020 is as follows (Unit: Korean Won in millions):

		Remaining maturity
		Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
December 31, 2019	Cash flow risk hedge	1,839	(341)	(298)	(247)	6,249	—	7,202
	Trading purpose	2,843,195	—	—	—	—	—	2,843,195
December 31, 2020	Cash flow risk hedge	2,655	6,004	515	239	55,744	—	65,157
	Fair value risk hedge	255	(302)	233	(287)	126	—	25
	Trading purpose	6,460,472	—	—	—	—	—	6,460,472

4) Maturity analysis of off-balance accounts (Guarantees loan commitments and others)

A financial guarantee represents an irrevocable undertaking that the Group should meet a customer’s obligations to third parties if the customer fails to do so. The loan commitment represents the limit if the Group has promised a credit to the customer. Commitments to lend include commercial standby facilities and credit lines, liquidity facilities to commercial paper conduits and utilized overdraft facilities. The maximum limit to be paid by the Group in accordance with guarantees and loan commitment only applies to principal amounts. There are contractual maturities for financial guarantees, such as guarantees for debentures issued or loans, unused loan commitments, and other guarantees, however, under the terms of the guarantees and unused loan commitments, funds should be paid upon demand from the counterparty. Details of off-balance accounts are as follows (Unit: Korean Won in millions):

	December 31, 2019	December 31, 2020
Guarantees	12,618,917	11,809,456
Loan commitments	103,651,674	112,088,680
Other commitments	3,411,334	4,912,690

(4) Operational risk

The Group defines the operational risk that could cause a negative effect on capital resulting from inadequate internal process, labor work and systematic problem or external factors.

1) Operational risk management

The Group has established and operated an operating risk management system to strengthen external competitiveness, reduce risk capital volume, enhance operational risk management capacity and prevent accidents through compliance with Basel II, and has obtained approval from the Financial Supervisory Service for “Advanced Measurement Approaches”(AMA) based on self-compliance verification and independent third-party inspection results.

2) Operational risk measurement

The Group is applying the basic indicator method for the purpose of calculating the regulatory capital of operation risk, and the Bank is applying the advanced measurement method. The Bank applies AMA using internal and external loss data, business environment and internal control factors, and scenario analysis.

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

According to the above regulations, the Group is required to meet the following new minimum requirements: Tier 1 common capital ratio of 7.0% and 8.0%, a Tier 1 capital ratio of 8.5% and 9.5%, and a minimum total capital ratio of 10.5% and 11.5% as of December 31, 2019 and 2020.

The risk management committee of the Group determines the risk appetite of the Group, allocates internal capital by risk type and major subsidiaries, and the major subsidiaries operate the capital efficiently within the allocated internal capital. The risk management department of the Group monitors internal capital limit management and reports it to the management and risk management committees. If internal capital is expected to exceed the limit due to new business or expansion of operations, the capital adequacy of the Group is managed by taking a preliminary review and approval process by the Risk Management Committee.

Details of the Group’s capital adequacy ratio as of December 31, 2019 and 2020 are as follows (Unit: Korean Won in millions):

Details	December 31, 2019	December 31, 2020
Tier 1 capital	19,135,300	19,828,094
Other Tier 1 capital	3,340,252	3,533,648
Tier 2 capital	4,639,519	4,086,035

Total risk-adjusted capital	27,115,071	27,447,777

Risk-weighted assets for credit risk	209,802,895	178,114,590
Risk-weighted assets for market risk	5,586,757	6,086,905
Risk-weighted assets for operational risk	12,656,301	14,067,185

Total risk-weighted assets	228,045,953	198,268,680

Common Equity Tier 1 ratio	8.39%	10.00%

Tier 1 capital ratio	9.86%	11.78%

Total capital ratio	11.89%	13.84%

5. OPERATING SEGMENTS

In evaluating the results of the Group and allocating resources, the Group’s Chief Operation Decision Maker (“CODM”) utilizes the information per type of customers. With the establishment of Woori Financial Group Inc. during the prior year, the Group reports to the CODM according to the organizational sectors below. This financial information of the segments is regularly reviewed by the CODM to make decisions about resources to be allocated to each segment and evaluate its performance.

(1) Segment by type of organization

The Group’s reporting segments consist of banking, credit card, investment banking and other sectors, and the composition of such reporting segments was divided based on internal report data periodically reviewed by the CODM to evaluate the performance of the segment and make decisions on the resources to be distributed.

Operational scope
Banking	Loans/deposits and relevant services for Woori Bank and overseas subsidiaries’ customers
Credit card	Credit card, cash services, card loans and relevant work of Woori Card Co., Ltd.
Investment banking	Securities operation, sale of financial instruments, project financing and other related activities for comprehensive financing of Woori Investment bank Co., Ltd.
Others	Woori Financial Group Inc., Woori Financial Capital Co., Ltd., Woori Asset Trust Co., Ltd., Woori Asset Management Corp., Ltd., Woori Credit Information Co., Ltd., Woori Fund Services Inc., Woori Private Equity Asset Management Co., Ltd., Woori Global Asset Management Co., Ltd., Woori FIS Co., Ltd. and Woori Finance Research Institute

(2) The composition of each organization’s sectors for the years ended December 31, 2018, 2019 and 2020 are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2018(*1)
	Banking	Credit card	Investment banking	Others(*2)	Sub-total	Adjustments(*3)	Total
Net Interest income	4,453,511	509,999	43,081	1,142	5,007,732	643,219	5,650,951
Non-interest income (expense)	1,517,141	59,971	19,814	297,196	1,894,122	(832,165)	1,061,957
Impairment losses due to credit loss	4,913	(227,144)	(3,898)	(166)	(226,296)	(103,278)	(329,574)
General and administrative expense(*4)	(3,416,320)	(170,765)	(26,081)	(292,826)	(3,905,993)	281,960	(3,624,033)
Net operating income (expense)	2,559,245	172,060	32,915	5,345	2,769,565	(10,264)	2,759,301

Non-operating income (expense)	69,897	(5,547)	(295)	199	64,255	(18,684)	45,571

Net income (expense) before tax	2,629,142	166,513	32,621	5,545	2,833,821	(28,949)	2,804,872
Tax income (expense)	(713,178)	(39,979)	743	(2,238)	(754,651)	1,428	(753,223)

Net income (loss)	1,915,964	126,534	33,364	3,307	2,079,169	(27,520)	2,051,649

(*1)	For comparative display, the category information of each customer from the previous term has been reclassified to profit or loss by operating segment according to the organization.
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

	For the year ended December 31, 2019
	Banking	Credit card	Investment banking	Others(*1)	Sub-total	Adjustments(*2)	Total
Net Interest income	4,583,386	553,956	54,077	2,290	5,193,709	699,997	5,893,706
Non-interest income (expense)	1,557,247	31,842	33,539	957,880	2,580,508	(1,533,917)	1,046,591
Impairment losses due to credit loss	(32,621)	(259,604)	(572)	(538)	(293,335)	(80,909)	(374,244)
General and administrative expense	(3,478,535)	(190,062)	(31,183)	(323,528)	(4,023,308)	257,231	(3,766,077)
Net operating income (expense)	2,629,477	136,132	55,861	636,104	3,457,574	(657,598)	2,799,976

Non-operating income (expense)	(151,348)	13,889	(3,501)	(1,545)	(142,505)	65,578	(76,927)

Net income (expense) before tax	2,478,129	150,021	52,360	634,559	3,315,069	(592,020)	2,723,049
Tax income (expense)	(616,110)	(35,825)	998	(1,294)	(652,231)	(33,222)	(685,453)

Net income (loss)	1,862,019	114,196	53,358	633,265	2,662,838	(625,242)	2,037,596

Total assets	347,819,743	10,087,342	3,398,960	21,681,769	382,987,814	(21,007,090)	361,980,724
Total liabilities	323,592,850	8,299,175	3,031,622	1,225,422	336,149,069	339,323	336,488,392

(*1)

Other segments include gains and losses from Woori Financial Group Inc., Woori Asset Management Corp., Woori Credit Information Co., Ltd., Woori Fund Service Inc., Woori Private Equity Asset Management Co., Ltd., Woori Global Asset Management Co., Ltd., Woori FIS Co., Ltd. and Woori Finance Research Co., Ltd.,

(*2)	Adjustments were made for the presentation of profit or loss in accordance with the Accounting Standards from the reporting segments in accordance with the Managerial Accounting Standards.

	For the year ended December 31, 2020
	Banking	Credit card	Investment banking	Others(*1)	Sub-total	Adjustments(*2)	Total
Net Interest income	4,545,155	564,461	78,302	69,188	5,257,106	741,406	5,998,512
Non-interest income (expense)	1,423,286	3,648	34,497	1,071,852	2,533,283	(1,710,849)	822,434
Impairment losses due to credit loss	(512,008)	(195,816)	(4,146)	(43,660)	(755,630)	(28,741)	(784,371)
General and administrative expense	(3,545,186)	(207,301)	(39,039)	(416,595)	(4,208,121)	251,940	(3,956,181)
Net operating income (expense)	1,911,247	164,992	69,614	680,785	2,826,638	(746,244)	2,080,394

Non-operating income (expense)	(57,027)	(5,569)	(775)	771	(62,600)	(16,543)	(79,143)

Net income (expense) before tax	1,854,220	159,423	68,839	681,556	2,764,038	(762,787)	2,001,251
Tax income (expense)	(437,288)	(39,193)	(5,902)	(29,372)	(511,755)	25,753	(486,002)

Net income (loss)	1,416,932	120,230	62,937	652,184	2,252,283	(737,034)	1,515,249

Total assets	374,120,064	11,366,596	4,332,474	31,872,690	421,691,824	(22,610,807)	399,081,017
Total liabilities	348,706,682	9,312,986	3,803,594	9,606,742	371,430,004	925,168	372,355,172

(*1)

Other segments include gains and losses from Woori Financial Group Inc., Woori Financial Capital Co., Ltd. (Profit or loss for 3 months after incorporation into subsidiary), Woori Asset Trust Co., Ltd., Woori Asset Management Corp., Woori Credit Information Co., Ltd., Woori Fund Service Inc., Woori Private Equity Asset Management Co., Ltd., Woori Global Asset Management Co., Ltd., Woori FIS Co., Ltd. and Woori Finance Research Co., Ltd..

(*2)	Adjustments were made for the presentation of profit or loss in accordance with the Accounting Standards from the reporting segments in accordance with the Managerial Accounting Standards.

(3) Operating profit or loss from external customers for the years ended December 31, 2018, 2019 and 2020 are as follows (Unit: Korean Won in millions):

	For the years ended December 31
Details	2018	2019	2020
Domestic	2,505,813	2,500,504	1,869,516
Foreign	253,488	299,472	210,878

Total	2,759,301	2,799,976	2,080,394

(4) Major non-current assets as of December 31, 2019 and 2020 are as follows (Unit: Korean Won in millions):

Details(*)	December 31, 2019(*)	December 31, 2020(*)
Domestic	4,908,141	5,026,161
Foreign	387,284	433,869

Total	5,295,425	5,460,030

(*)	Major non-current assets included investments in joint ventures and associates, investment properties, property, plant and equipment, intangible assets and etc.

(5) Information about major customers

The Group does not have any single customer that generates 10% or more of the Group’s total revenue for the years ended December 31, 2019 and 2020.

6. STATEMENTS OF CASH FLOWS

(1) Details of cash and cash equivalents are as follows (Unit: Korean Won in millions):

	December 31, 2019	December 31, 2020
Cash	1,957,997	1,611,282
Foreign currencies	625,999	514,565
Demand deposits	3,684,044	7,314,353
Fixed deposits	124,526	550,783

Total	6,392,566	9,990,983

(2) Significant transactions of investing activities and financing activities not involving cash inflows and outflows are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2018	2019	2020
Changes in other comprehensive income related to valuation of financial assets at FVTOCI	2,505	(14,141)	59,360
Changes in other comprehensive income related to valuation of equity method investments	2,958	613	(2,298)
Changes in other comprehensive income related to valuation loss on cash flow hedge	(4,646)	(1,823)	4,420
Changes in financial assets measure at FVTOCI due to debt-for-equity swap	14,378	96,527	3,575
Changes in the investment assets of associates due to the transfer of assets held-for-sale	(89,151)	651	(50,411)
Changes in financial assets at FVTPL and assets held-for-sale	—	—	(2,385)
Transfer of investment properties and premises and equipment	—	166,892	30,431
Transfer from property, plant and equipment to assets held for sale	6,243	(95)	—
Changes in account payables related to intangible assets	—	29,705	(11,639)
Changes in right-of-use assets and lease liabilities	—	692,103	222,587
Comprehensive stock exchange	—	581,609	—
Changes in equity related to assets held for sale	(4,145)	—	—
Changes in unpaid dividends on hybrid equity securities	3,569	—	—

(3) Adjustments of liabilities from financing activities in current and prior year are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2019
	Beginning balance	Cash flow	Not involving cash inflows and outflows				Ending balance
			Foreign Exchange	Variation of gains on valuation of hedged items	Business Combination	Others
Borrowings	16,202,986	3,081,757	(285,607)	—	—	(216)	18,998,920
Debentures	28,735,862	1,858,763	155,433	85,984	—	22,013	30,858,055
Lease liabilities(*)	377,030	(217,867)	(819)	—	5,552	255,149	419,045

Total	45,315,878	4,722,653	(130,993)	85,984	5,552	276,946	50,276,020

(*)	The amount of lease liability at the beginning of the current in applying IFRS 16 is reflected.

	For the year ended December 31, 2020
	Beginning balance	Cash flow	Not involving cash inflows and outflows				Ending balance
			Foreign Exchange	Variation of gains on valuation of hedged items	Business Combination	Others(*)
Borrowings	18,998,920	2,033,851	(586,215)	—	298,854	56	20,745,466
Debentures	30,858,055	913,836	(290,041)	58,861	5,980,746	(42,099)	37,479,358
Lease liabilities	419,045	(204,794)	(5,141)	—	3,751	194,570	407,431
Other liabilities	23,909	3,971	—	—	—	(1,526)	26,354

Total	50,299,929	2,746,864	(881,397)	58,861	6,283,351	151,001	58,658,609

(*)	The change in lease liabilities due to the new contract includes 231,325 million Won.

7. FINANCIAL ASSETS AT FVTPL

(1) Details of financial assets at FVTPL as of December 31, 2019 and 2020 are as follows (Unit: Korean Won in millions):

	December 31, 2019	December 31, 2020
Financial assets at fair value through profit or loss measured at fair value	8,069,144	14,762,941

(2) Financial assets at fair value through profit or loss measured at fair value as of December 31, 2019 and 2020 are as follows (Unit: Korean Won in millions):

	December 31, 2019	December 31, 2020
Deposits:
Gold banking asset	27,901	48,796
Securities:
Debt securities
Korean treasury and government agencies	872,954	1,020,418
Financial institutions	600,303	873,031
Corporates	762,265	761,681
Others	101,563	231,967
Equity securities	688,350	570,772
Capital contributions	515,199	865,685
Beneficiary certificates	1,366,233	2,812,558

Sub-total	4,906,867	7,136,112

Loans	212,473	676,291
Derivatives assets	2,921,903	6,901,742

Total	8,069,144	14,762,941

The Group does not have financial assets at fair value through profit or loss designated as upon initial recognition as of December 31, 2019 and 2020.

8.	FINANCIAL ASSETS AT FVTOCI

(1) Details of financial assets at FVTOCI as of December 31, 2019 and 2020 are as follows (Unit: Korean Won in millions):

	December 31, 2019	December 31, 2020
Debt securities:
Korean treasury and government agencies	1,152,711	2,922,671
Financial institutions	17,769,924	17,996,660
Corporates	3,917,004	3,896,744
Bond denominated in foreign currencies	3,874,785	4,031,721
Securities loaned	80,737	100,345

Sub-total	26,795,161	28,948,141

Equity securities	935,370	1,080,788

Total	27,730,531	30,028,929

(2) Details of equity securities designated as financial assets at FVTOCI as of December 31, 2019 and 2020 are as follows (Unit: Korean Won in millions):

Purpose of acquisition	December 31, 2019	December 31, 2020	Remarks
Investment for strategic business partnership purpose	678,846	778,657
Debt-equity swap	256,480	302,090
Others	44	41	Cooperative insurance, etc.

Total	935,370	1,080,788

(3) Changes in the allowance for credit losses and gross carrying amount of financial assets at FVTOCI are as follows (Unit: Korean Won in millions):

1) Allowance for credit losses

	For the year ended December 31, 2018
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(4,107)	(129)	—	(4,236)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net provision of allowance for credit losses	(1,918)	(109)	—	(2,027)
Others(*)	86	—	—	86

Ending balance	(5,939)	(238)	—	(6,177)

(*)	Changes due to foreign currencies translation, etc.

	For the year ended December 31, 2019
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(5,939)	(238)	—	(6,177)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net provision of allowance for credit losses	(3,297)	—	—	(3,297)
Disposal	615	238	—	853
Others(*)	52	—	—	52

Ending balance	(8,569)	—	—	(8,569)

(*)	Changes due to foreign currencies translation, etc.

	For the year ended December 31, 2020
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(8,569)	—	—	(8,569)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net provision of allowance for credit losses	(1,529)	—	—	(1,529)
Disposal	764	—	—	764
Others(*)	(297)	—	—	(297)

Ending balance	(9,631)	—	—	(9,631)

(*)	Changes due to foreign currencies translation, etc.

2) Gross carrying amount

	For the year ended December 31, 2018
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	12,843,997	30,212	—	12,874,209
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Acquisition	13,275,429	10,000	—	13,285,429
Disposal / Recovery	(9,146,307)	(15,047)	—	(9,161,354)
Gain (loss) on valuation	70,017	(59)	—	69,958
Amortization based on effective interest method	10,195	47	—	10,242
Others(*)	33,765	—	—	33,765

Ending balance	17,087,096	25,153	—	17,112,249

(*)	Changes due to foreign currencies translation, etc.

	For the year ended December 31, 2019
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	17,087,096	25,153	—	17,112,249
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Acquisition	23,774,375	—	—	23,774,375
Disposal / Recovery	(14,224,358)	(25,000)	—	(14,249,358)
Gain (loss) on valuation	48,956	(153)	—	48,803
Amortization based on effective interest method	14,629	—	—	14,629
Business combination	24,985	—	—	24,985
Others(*)	69,478	—	—	69,478

Ending balance	26,795,161	—	—	26,795,161

(*)	Changes due to foreign currencies translation, etc.

	For the year ended December 31, 2020
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	26,795,161	—	—	26,795,161
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Acquisition	22,970,010	—	—	22,970,010
Disposal / Recovery	(20,530,076)	—	—	(20,530,076)
Gain (loss) on valuation	17,957	—	—	17,957
Amortization based on effective interest method	(12,545)	—	—	(12,545)
Others(*)	(292,366)	—	—	(292,366)

Ending balance	28,948,141	—	—	28,948,141

(*)	Changes due to foreign currencies translation, etc.

(4) During the year ended December 31, 2019 and 2020, the Group sold its equity securities., designated as financial assets at FVTOCI in accordance with decision of disposal by the creditors, and the fair values at disposal dates were 34,841 million Won and 2,848 million Won, respectively and cumulative losses at disposal dates were 38,995 million Won and 3,665 million Won, respectively.

9. SECURITIES AT AMORTIZED COST

(1) Details of securities at amortized cost as of December 31, 2019 and 2020 are as follows (Unit: Korean Won in millions):

	December 31, 2019	December 31, 2020
Korean treasury and government agencies	8,044,040	6,947,495
Financial institutions	6,694,614	4,843,534
Corporates	5,068,489	4,726,075
Bond denominated in foreign currencies	518,907	508,301
Allowance for credit losses	(5,511)	(4,566)

Total	20,320,539	17,020,839

(2) Changes in the allowance for credit losses and gross carrying amount of securities at amortized cost are as follows (Unit: Korean Won in millions):

1) Allowance for credit losses

	For the year ended December 31, 2018
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(5,078)	—	—	(5,078)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net provision of allowance for credit losses	(1,922)	—	—	(1,922)
Disposal	22	—	—	22
Others(*)	54	—	—	54

Ending balance	(6,924)	—	—	(6,924)

(*)	Changes due to foreign currencies translation, etc.

	For the year ended December 31, 2019
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(6,924)	—	—	(6,924)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net reversal of allowance for credit losses	1,415	—	—	1,415
Others(*)	(2)	—	—	(2)

Ending balance	(5,511)	—	—	(5,511)

(*)	Changes due to foreign currencies translation, etc.

	For the year ended December 31, 2020
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(5,511)	—	—	(5,511)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net reversal of allowance for credit losses	934	—	—	934
Others(*)	11	—	—	11

Ending balance	(4,566)	—	—	(4,566)

(*)	Changes due to foreign currencies translation, etc.

2) Gross carrying amount

	For the year ended December 31, 2018
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	16,749,296	—	—	16,749,296
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Acquisition	15,622,847	—	—	15,622,847
Disposal / Recovery	(9,426,757)	—	—	(9,426,757)
Amortization based on effective interest method	(7,970)	—	—	(7,970)
Others(*)	2,068	—	—	2,068

Ending balance	22,939,484	—	—	22,939,484

(*)	Changes due to foreign currencies translation, etc.

	For the year ended December 31, 2019
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	22,939,484	—	—	22,939,484
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Acquisition	6,092,078	—	—	6,092,078
Disposal / Recovery	(8,709,947)	—	—	(8,709,947)
Amortization based on effective interest method	(3,286)	—	—	(3,286)
Others(*)	7,721	—	—	7,721

Ending balance	20,326,050	—	—	20,326,050

(*)	Changes due to foreign currencies translation, etc.

	For the year ended December 31, 2020
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	20,326,050	—	—	20,326,050
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Acquisition	2,380,448	—	—	2,380,448
Disposal / Recovery	(5,659,365)	—	—	(5,659,365)
Amortization based on effective interest method	(396)	—	—	(396)
Others(*)	(21,332)	—	—	(21,332)

Ending balance	17,025,405	—	—	17,025,405

(*)	Changes due to foreign currencies translation, etc.

10. LOANS AND OTHER FINANCIAL ASSETS AT AMORTIZED COST

(1) Details of loans and other financial assets at amortized cost as of December 31, 2019 and 2020 are as follows (Unit: Korean Won in millions):

	December 31, 2019	December 31, 2020
Due from banks	14,492,223	9,863,160
Loans	271,032,244	302,794,182
Other financial assets	8,193,226	7,448,736

Total	293,717,693	320,106,078

(2)	Details of due from banks are as follows (Unit: Korean Won in millions):

	December 31, 2019	December 31, 2020
Due from banks in local currency:
Due from The Bank of Korea (“BOK”)	11,028,850	6,519,226
Due from depository banks	82,509	84,195
Due from non-depository institutions	378	266
Due from the Korea Exchange	50,113	227
Others	43,253	172,914
Allowance for credit losses	(2,865)	(1,576)

Sub-total	11,202,238	6,775,252

Due from banks in foreign currencies:
Due from banks on demand	1,122,521	1,608,126
Due from banks on time	1,296,842	296,489
Others	872,617	1,186,083
Allowance for credit losses	(1,995)	(2,790)

Sub-total	3,289,985	3,087,908

Total	14,492,223	9,863,160

(3)	Details of restricted due from banks are as follows (Unit: Korean Won in millions):

	Counterparty	December 31, 2019	Reason of restriction
Due from banks in local currency:
Due from BOK	The BOK	11,028,850	Reserve deposits under the BOK Act
Due from KSFC	Korea Securities Finance Corp. and others	50,113	Customer’s deposit reserve and others
Others	The Korea Exchange and others	41,645	Central counterparty KRW margin and others

	Sub-total	11,120,608

Due from banks in foreign currencies:
Due from banks on demand	The BOK and others	1,103,917	Reserve deposits under the BOK Act and others
Due from banks on time	National Bank Cambodia	58	Reserve deposits and others
Others	Korea Investment & Securities and others	872,603	Overseas futures and options trade deposits and others

	Sub-total	1,976,578

	Total	13,097,186

	Counterparty	December 31, 2020	Reason of restriction
Due from banks in local currency:
Due from BOK	The BOK	6,519,226	Reserve deposits under the BOK Act
Due from KSFC	KB Securities Co. Ltd.	227	Futures trading margin
Others	Korea Federation of Savings Banks and others	89,562	Guarantees, mortgage of domestic exchange transactions and others

	Sub-total	6,609,015

Due from banks in foreign currencies:
Due from banks on demand	The BOK and others	1,544,492	Reserve deposits under the BOK Act and others
Due from banks on time	National Bank Cambodia	54	Reserve deposits and others
Others	Korea Investment & Securities and others	1,180,570	Overseas futures and options trade deposits and others

	Sub-total	2,725,116

	Total	9,334,131

(4) Changes in the allowance for credit losses and gross carrying amount of due from banks are as follows (Unit: Korean Won in millions):

1) Allowance for credit losses

	For the year ended December 31, 2018
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(3,092)	—	—	(3,092)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net provision of allowance for credit losses	(2,219)	—	—	(2,219)
Others(*)	(76)	—	—	(76)

Ending balance	(5,387)	—	—	(5,387)

(*)	Changes due to foreign currencies translation, etc.

	For the year ended December 31, 2019
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(5,387)	—	—	(5,387)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Reversal for allowance for credit loss	544	—	—	544
Others(*)	(17)	—	—	(17)

Ending balance	(4,860)	—	—	(4,860)

(*)	Changes due to foreign currencies translation, etc.

	For the year ended December 31, 2020
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(4,860)	—	—	(4,860)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Reversal for allowance for credit loss	315	—	—	315
Others(*)	179	—	—	179

Ending balance	(4,366)	—	—	(4,366)

(*)	Changes due to foreign currencies translation, etc.

2) Gross carrying amount

	For the year ended December 31, 2018
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	8,870,835	—	—	8,870,835
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net increase	5,302,244	—	—	5,302,244
Others(*)	(16,680)			(16,680)

Ending balance	14,156,399	—	—	14,156,399

(*)	Changes due to foreign currencies translation, etc.

	For the year ended December 31, 2019
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	14,156,399	—	—	14,156,399
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net increase	313,991	—	—	313,991
Business combination	35,910	—	—	35,910
Others(*)	(9,217)	—	—	(9,217)

Ending balance	14,497,083	—	—	14,497,083

(*)	Changes due to foreign currencies translation, etc.

	For the year ended December 31, 2020
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	14,497,083	—	—	14,497,083
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net decrease	(4,759,053)	—	—	(4,759,053)
Business combination	129,825	—	—	129,825
Others(*)	(329)	—	—	(329)

Ending balance	9,867,526	—	—	9,867,526

(*)	Changes due to foreign currencies translation, etc.

(5) Details of loans are as follows (Unit: Korean Won in millions):

	December 31, 2019	December 31, 2020
Loans in local currency	221,484,049	249,264,947
Loans in foreign currencies(*)	18,534,270	20,025,092
Domestic banker’s usance	2,899,651	2,240,830
Credit card accounts	8,398,605	8,542,619
Bills bought in foreign currencies	4,772,093	5,763,427
Bills bought in local currency	61,362	133,650
Factoring receivables	20,905	38,017
Advances for customers on guarantees	12,616	31,300
Private placement bonds	307,339	353,585
Securitized loans	2,250,042	2,561,914
Call loans	3,290,167	2,352,034
Bonds purchased under resale agreements	8,981,752	10,145,749
Financial lease receivables	226,296	586,216
Installment financial bond	752,961	1,925,493
Others	1,191	380
Loan origination costs and fees	620,791	744,109
Discounted present value	(6,826)	(6,656)
Allowance for credit losses	(1,575,020)	(1,908,524)

Total	271,032,244	302,794,182

(*)	As of December 31, 2020, 50,088 million Won of assets provided for collateral related to the bonds sold under repurchase agreements are included.

(6) Changes in the allowance for credit losses of loans are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2018
	Consumers			Corporates
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3
Beginning balance	(101,479)	(41,358)	(117,168)	(365,251)	(255,922)	(905,243)
Transfer to 12-month expected credit losses	(9,848)	8,966	882	(24,324)	22,658	1,666
Transfer to lifetime expected credit losses	5,905	(7,183)	1,278	15,074	(407,780)	392,706
Transfer to credit-impaired financial assets	79,078	47,343	(126,421)	62,731	97,750	(160,481)
Net reversal (provision) of allowance for credit losses	(86,224)	(56,164)	(49,637)	(68,381)	193,392	(94,004)
Recovery	—	—	(51,855)	—	—	(127,630)
Charge-off	—	—	204,552	—	—	290,109
Disposal	—	33	1,633	—	237	49,902
Interest income from impaired loans	—	—	7,945	—	—	23,381
Others(*)	(1,941)	(5)	(1,115)	31,840	46	1,921

Ending balance	(114,509)	(48,368)	(129,906)	(348,311)	(349,619)	(527,673)

	For the year ended December 31, 2018
	Credit card accounts			Total
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3
Beginning balance	(57,134)	(71,463)	(102,858)	(523,864)	(368,743)	(1,125,269)
Transfer to 12-month expected credit losses	(13,846)	13,738	108	(48,018)	45,362	2,656
Transfer to lifetime expected credit losses	5,871	(6,194)	323	26,850	(421,157)	394,307
Transfer to credit-impaired financial assets	82,406	84,048	(166,454)	224,215	229,141	(453,356)
Net reversal (provision) of allowance for credit losses	(82,083)	(98,260)	(33,205)	(236,688)	38,968	(176,846)
Recovery	—	—	(57,565)	—	—	(237,050)
Charge-off	—	—	242,879	—	—	737,540
Disposal	—	—	—	—	270	51,535
Interest income from impaired loans	—	—	—	—	—	31,326
Others(*)	(1)	—	—	29,898	41	806

Ending balance	(64,787)	(78,131)	(116,772)	(527,607)	(476,118)	(774,351)

(*)	Changes due to debt-equity swap, foreign currencies translation, and etc.

	For the year ended December 31, 2019
	Consumers			Corporates
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3
Beginning balance	(114,509)	(48,368)	(129,906)	(348,311)	(349,619)	(527,673)
Transfer to 12-month expected credit losses	(14,430)	13,661	769	(58,537)	49,884	8,653
Transfer to lifetime expected credit losses	14,022	(15,332)	1,310	8,215	(20,473)	12,258
Transfer to credit-impaired financial assets	8,603	10,312	(18,915)	3,308	17,852	(21,160)
Net reversal (provision) of allowance for credit losses	21,802	(38,203)	(146,204)	86,565	6,855	(75,392)
Recovery	—	—	(61,914)	—	—	(66,359)
Charge-off	—	—	217,382	—	—	222,537
Disposal	—	—	2,763	—	1	42,095
Interest income from impaired loans	—	—	9,647	—	—	17,887
Business combination	—	—	—	(9)	(2,008)	(3,150)
Others	(636)	(32)	(520)	(15,489)	(210)	259

Ending balance	(85,148)	(77,962)	(125,588)	(324,258)	(297,718)	(390,045)

	For the year ended December 31, 2019
	Credit card accounts			Total
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3
Beginning balance	(64,787)	(78,131)	(116,772)	(527,607)	(476,118)	(774,351)
Transfer to 12-month expected credit losses	(15,712)	15,231	481	(88,679)	78,776	9,903
Transfer to lifetime expected credit losses	6,031	(6,317)	286	28,268	(42,122)	13,854
Transfer to credit-impaired financial assets	98,647	94,116	(192,763)	110,558	122,280	(232,838)
Net reversal (provision) of allowance for credit losses	(98,888)	(96,434)	(40,343)	9,479	(127,782)	(261,939)
Recovery	—	—	(60,365)	—	—	(188,638)
Charge-off	—	—	281,420	—	—	721,339
Disposal	—	—	—	—	1	44,858
Interest income from impaired loans	—	—	—	—	—	27,534
Business combination	—	—	—	(9)	(2,008)	(3,150)
Others	(17)	2	14	(16,142)	(240)	(247)

Ending balance	(74,726)	(71,533)	(128,042)	(484,132)	(447,213)	(643,675)

	For the year ended December 31, 2020
	Consumers			Corporates
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3
Beginning balance	(85,148)	(77,962)	(125,588)	(324,258)	(297,718)	(390,045)
Transfer to 12-month expected credit losses	(20,839)	20,050	789	(29,117)	25,067	4,050
Transfer to lifetime expected credit losses	9,137	(10,800)	1,663	19,259	(48,184)	28,925
Transfer to credit-impaired financial assets	3,549	4,913	(8,462)	3,607	10,349	(13,956)
Net reversal (provision) of allowance for credit losses	5,142	(10,042)	(125,923)	2,831	(200,024)	(271,265)
Recovery	—	—	(71,277)	—	—	(66,179)
Charge-off	—	—	181,713	—	—	243,634
Disposal	—	—	5,640	—	13	47,106
Interest income from impaired loans	—	—	10,790	—	—	14,945
Business combination	(31,327)	(15,129)	(72,040)	(13,703)	(18,164)	(24,364)
Others	(2,041)	4,507	(2,998)	13,921	6,754	38,405

Ending balance	(121,527)	(84,463)	(205,693)	(327,460)	(521,907)	(388,744)

	For the year ended December 31, 2020
	Credit card accounts			Total
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3
Beginning balance	(74,726)	(71,533)	(128,042)	(484,132)	(447,213)	(643,675)
Transfer to 12-month expected credit losses	(14,978)	14,755	223	(64,934)	59,872	5,062
Transfer to lifetime expected credit losses	9,341	(9,742)	401	37,737	(68,726)	30,989
Transfer to credit-impaired financial assets	627	1,137	(1,764)	7,783	16,399	(24,182)
Net reversal (provision) of allowance for credit losses	17,022	(25,098)	(179,872)	24,995	(235,164)	(577,060)
Recovery	—	—	(66,026)	—	—	(203,482)
Charge-off	—	—	245,890	—	—	671,237
Disposal	—	—	23,653	—	13	76,399
Interest income from impaired loans	—	—	—	—	—	25,735
Business combination	—	—	—	(45,030)	(33,293)	(96,404)
Others	2	—	—	11,882	11,261	35,407

Ending balance	(62,712)	(90,481)	(105,537)	(511,699)	(696,851)	(699,974)

(7) Changes in the gross carrying amount of loans are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2018
	Consumers			Corporates
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3
Beginning balance	103,502,347	5,487,758	326,739	131,096,396	4,466,354	1,622,409
Transfer to 12-month expected credit losses	1,921,485	(1,912,046)	(9,439)	1,081,702	(1,077,895)	(3,807)
Transfer to lifetime expected credit losses	(3,186,506)	3,199,993	(13,487)	(2,275,984)	2,733,860	(457,876)
Transfer to credit-impaired financial assets	(218,943)	(127,447)	346,390	(348,503)	(275,189)	623,692
Charge-off	—	—	(204,552)	—	—	(290,109)
Disposal	—	(478)	(31,910)	—	(2,781)	(166,347)
Net increase (decrease)	8,600,859	(619,771)	(22,247)	1,900,116	(813,091)	(307,304)

Ending balance	110,619,242	6,028,009	391,494	131,453,727	5,031,258	1,020,658

	For the year ended December 31, 2018
	Credit card accounts			Total
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3
Beginning balance	5,721,743	935,266	177,983	240,320,486	10,889,378	2,127,131
Transfer to 12-month expected credit losses	221,984	(221,841)	(143)	3,225,171	(3,211,782)	(13,389)
Transfer to lifetime expected credit losses	(287,623)	288,027	(404)	(5,750,113)	6,221,880	(471,767)
Transfer to credit-impaired financial assets	(104,459)	(95,758)	200,217	(671,905)	(498,394)	1,170,299
Charge-off	—	—	(242,879)	—	—	(737,540)
Disposal	—	—	—	—	(3,259)	(198,257)
Net increase (decrease)	1,310,199	77,078	74,215	11,811,174	(1,355,784)	(255,336)

Ending balance	6,861,844	982,772	208,989	248,934,813	12,042,039	1,621,141

	For the year ended December 31, 2019
	Consumers			Corporates
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3
Beginning balance	110,619,242	6,028,009	391,494	131,453,727	5,031,258	1,020,658
Transfer to 12-month expected credit losses	2,626,998	(2,614,767)	(12,231)	1,560,734	(1,550,164)	(10,570)
Transfer to lifetime expected credit losses	(8,238,499)	8,256,600	(18,101)	(2,306,186)	2,341,881	(35,695)
Transfer to credit-impaired financial assets	(152,128)	(104,129)	256,257	(252,249)	(142,902)	395,151
Charge-off	—	—	(217,382)	—	—	(222,537)
Disposal	—	(55)	(67,924)	—	(70)	(161,318)
Net increase (decrease)	6,397,570	883,149	85,561	3,985,392	(809,566)	(266,432)
Business combination	100	—	—	2,561	40,161	21,000

Ending balance	111,253,283	12,448,807	417,674	134,443,979	4,910,598	740,257

	For the year ended December 31, 2019
	Credit card accounts			Total
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3
Beginning balance	6,861,844	982,772	208,989	248,934,813	12,042,039	1,621,141
Transfer to 12-month expected credit losses	258,674	(258,166)	(508)	4,446,406	(4,423,097)	(23,309)
Transfer to lifetime expected credit losses	(307,100)	307,450	(350)	(10,851,785)	10,905,931	(54,146)
Transfer to credit-impaired financial assets	(124,675)	(104,712)	229,387	(529,052)	(351,743)	880,795
Charge-off	—	—	(281,420)	—	—	(721,339)
Disposal	—	—	—	—	(125)	(229,242)
Net increase (decrease)	589,724	(41,512)	72,269	10,972,686	32,071	(108,602)
Business combination	—	—	—	2,661	40,161	21,000

Ending balance	7,278,467	885,832	228,367	252,975,729	18,245,237	1,386,298

	For the year ended December 31, 2020
	Consumers			Corporates
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3
Beginning balance	111,253,283	12,448,807	417,674	134,443,979	4,910,598	740,257
Transfer to 12-month expected credit losses	4,564,471	(4,552,400)	(12,071)	1,160,399	(1,146,756)	(13,643)
Transfer to lifetime expected credit losses	(5,365,577)	5,388,064	(22,487)	(3,983,614)	4,023,106	(39,492)
Transfer to credit-impaired financial assets	(96,197)	(103,016)	199,213	(357,386)	(120,491)	477,877
Charge-off	—	—	(181,713)	—	—	(243,634)
Disposal	—	—	(55,349)	—	(398)	(163,644)
Net increase (decrease)	13,326,560	(1,289,910)	54,503	14,804,391	(696,164)	(64,490)
Business combination	2,307,498	125,166	137,336	3,507,163	358,846	24,678

Ending balance	125,990,038	12,016,711	537,106	149,574,932	7,328,741	717,909

	For the year ended December 31, 2020
	Credit card accounts			Total
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3
Beginning balance	7,278,467	885,832	228,367	252,975,729	18,245,237	1,386,298
Transfer to 12-month expected credit losses	257,399	(257,144)	(255)	5,982,269	(5,956,300)	(25,969)
Transfer to lifetime expected credit losses	(454,230)	454,709	(479)	(9,803,421)	9,865,879	(62,458)
Transfer to credit-impaired financial assets	(26,947)	(10,796)	37,743	(480,530)	(234,303)	714,833
Charge-off	—	—	(245,890)	—	—	(671,237)
Disposal	—	—	(43,781)	—	(398)	(262,774)
Net increase (decrease)	224,286	5,619	204,369	28,355,237	(1,980,455)	194,382
Business combination	—	—	—	5,814,661	484,012	162,014

Ending balance	7,278,975	1,078,220	180,074	282,843,945	20,423,672	1,435,089

(8) Details of other financial assets are as follows (Unit: Korean Won in millions):

	December 31, 2019	December 31, 2020
Cash Management Account asset (CMA asset)	199,000	210,000
Receivables	5,653,997	3,809,929
Accrued income	1,012,240	864,107
Telex and telephone subscription rights and refundable deposits	949,118	936,878
Domestic exchange settlement debit	373,228	1,518,775
Other assets	82,782	192,342
Allowance for credit losses	(77,139)	(83,295)

Total	8,193,226	7,448,736

(9) Changes in the allowances for credit losses on other financial assets are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2018
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(2,955)	(1,832)	(54,211)	(58,998)
Transfer to 12-month expected credit losses	(150)	139	11	—
Transfer to lifetime expected credit losses	105	(416)	311	—
Transfer to credit-impaired financial assets	6,509	304	(6,813)	—
Net provision of allowance for credit losses	(6,583)	(166)	(31,550)	(38,299)
Charge-off	—	—	28,200	28,200
Disposal	—	1	1,264	1,265
Others	(395)	(1)	287	(109)

Ending balance	(3,469)	(1,971)	(62,501)	(67,941)

	For the year ended December 31, 2019
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(3,469)	(1,971)	(62,501)	(67,941)
Transfer to 12-month expected credit losses	(207)	198	9	—
Transfer to lifetime expected credit losses	116	(43)	(73)	—
Transfer to credit-impaired financial assets	19	159	(178)	—
Provision (reversal) of allowance for credit losses	802	(9)	(6,854)	(6,061)
Charge-off	—	—	2,506	2,506
Disposal	—	—	1,685	1,685
Business combination	(401)	—	(7,268)	(7,669)
Others	(56)	—	397	341

Ending balance	(3,196)	(1,666)	(72,277)	(77,139)

	For the year ended December 31, 2020
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(3,196)	(1,666)	(72,277)	(77,139)
Transfer to 12-month expected credit losses	(142)	129	13	—
Transfer to lifetime expected credit losses	125	(155)	30	—
Transfer to credit-impaired financial assets	23	64	(87)	—
Provision of allowance for credit losses	(667)	(1,589)	(3,080)	(5,336)
Charge-off	—	—	2,151	2,151
Disposal	—	—	1,557	1,557
Business combination	(624)	(2,235)	(1,968)	(4,827)
Others	815	2	(518)	299

Ending balance	(3,666)	(5,450)	(74,179)	(83,295)

(10) Changes in the gross carrying amount of other financial assets are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2018
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	6,662,335	29,124	79,912	6,771,371
Transfer to 12-month expected credit losses	7,573	(7,556)	(17)	—
Transfer to lifetime expected credit losses	(11,418)	11,734	(316)	—
Transfer to credit-impaired financial assets	(7,580)	(1,110)	8,690	—
Charge-off	—	—	(28,201)	(28,201)
Disposal	—	(5)	(1,640)	(1,645)
Net increase (decrease)	803,480	(3,994)	13,579	813,065

Ending balance	7,454,390	28,193	72,007	7,554,590

	For the year ended December 31, 2019
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	7,454,390	28,193	72,007	7,554,590
Transfer to 12-month expected credit losses	8,036	(8,019)	(17)	—
Transfer to lifetime expected credit losses	(17,678)	17,740	(62)	—
Transfer to credit-impaired financial assets	(952)	(918)	1,870	—
Charge-off	—	—	(2,506)	(2,506)
Disposal	—	—	(2,212)	(2,212)
Net increase	606,457	55,651	41,138	703,246
Business combination	9,591	—	7,656	17,247

Ending balance	8,059,844	92,647	117,874	8,270,365

	For the year ended December 31, 2020
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	8,059,844	92,647	117,874	8,270,365
Transfer to 12-month expected credit losses	8,760	(8,737)	(23)	—
Transfer to lifetime expected credit losses	(15,305)	15,334	(29)	—
Transfer to credit-impaired financial assets	(1,900)	(701)	2,601	—
Charge-off	—	—	(2,151)	(2,151)
Disposal	—	—	(1,847)	(1,847)
Net increase (decrease)	(856,008)	(26,539)	69,500	(813,047)
Business combination	72,035	4,414	2,262	78,711

Ending balance	7,267,426	76,418	188,187	7,532,031

11.	FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

(1)	The fair value hierarchy

The fair value hierarchy for financial instruments is determined by the amount of observable market data. The specific financial instruments characteristics and market condition such as the existence of the transactions among market participants and transparency are reflected to the market observable inputs. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities. The Group maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value of its financial assets and financial liabilities. Fair value is measured based on the perspective of a market participant. As such, even when market assumptions are not readily available, the Group’s own assumptions reflect those that market participants would use for measuring the assets or liabilities at the measurement date.

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
Financial assets at FVTPL
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
Financial liabilities at FVTPL
Deposits due to customers	27,530	—	—	27,530
Derivative liabilities (Designated for trading)	4,336	2,766,771	72,039	2,843,146

Sub-total	31,866	2,766,771	72,039	2,870,676

Financial liabilities at FVTPL designated as upon initial recognition
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

	December 31, 2020
	Level 1(*)	Level 2(*)	Level 3	Total
Financial assets:
Financial assets at FVTPL
Deposits	48,796	—	—	48,796
Debt securities	516,597	2,365,882	4,618	2,887,097
Equity securities	35,422	—	450,371	485,793
Capital contributions	—	—	865,685	865,685
Beneficiary certificates	24,895	869,852	1,917,811	2,812,558
Loans	—	467,229	209,062	676,291
Derivative assets (Designated for trading)	18,416	6,875,454	7,872	6,901,742
Others	—	—	84,979	84,979

Sub-total	644,126	10,578,417	3,540,398	14,762,941

Financial assets at FVTOCI
Debt securities	3,092,237	25,855,904	—	28,948,141
Equity securities	510,073	—	570,715	1,080,788

Sub-total	3,602,310	25,855,904	570,715	30,028,929

Derivative assets (Designated for hedging)	—	174,820	—	174,820

Total	4,246,436	36,609,141	4,111,113	44,966,690

Financial liabilities:
Financial liabilities at FVTPL
Deposits due to customers	49,279	—	—	49,279
Derivative liabilities (Designated for trading)	6,024	6,433,727	20,136	6,459,887
Securities sold	285,026	—	—	285,026

Sub-total	340,329	6,433,727	20,136	6,794,192

Financial liabilities at FVTPL designated as upon initial recognition
Equity-linked securities	—	—	19,630	19,630

Derivative liabilities (Designated for hedging)	—	64,769	—	64,769

Total	340,329	6,498,496	39,766	6,878,591

(*)

There were no transfers between Level 1 and Level 2 of financial assets and liabilities measured at fair value. The Group recognizes transfers among levels at the end of reporting period in which events have occurred or conditions have changed.

Financial assets and liabilities at FVTPL, financial liabilities at FVTPL designated as upon initial recognition, financial assets at FVTOCI, and derivative assets and liabilities are recognized at fair value. Fair value is the amount that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date.

Financial instruments are measured at fair value using a quoted market price in active markets. If there is no active market for a financial instrument, the Group determines the fair value using valuation methods. Valuation methods and input variables for each type of financial instruments are as follows:

1) Valuation methods and input variables for each type of financial instrument classified into level 2 in December 31, 2019 and 2020 are as follows:

	Valuation methods	Input variables
Debt securities	Fair value is measured by discounting the future cash flows of debt securities applying the risk-free market rate with credit spread.	Risk-free market rate and credit spread

Beneficiary certificates	The beneficiary certificates classified as Level 2 are MMF and are measured at the net asset value.	Net asset value

Derivatives	Fair value is measured by models such as option model (Closed form), DCF model, FDM and Monte Carlo Simulation.	Discount rate, values of underlying assets such as foreign exchange rate and stock prices, risk-free market rate, forward rate, etc.

Loans	The future cash flows of debt instruments are measured at a discount by applying the market interest rate applied to entities with similar creditworthiness to the debtor.	Risk-free market rate and credit spread

2) Valuation methods and input variables for each type of financial instrument classified into level 3 in December 31, 2019 and 2020 are as follows:

	Valuation methods	Input variables
Loans, bond with options	Fair value is calculated by using the Discounted Cash Flow Model, Binomial Tree, which is a valuation technique commonly used in the market taking into account the price and variability of the underlying asset, and LSMC.	Values of underlying assets, volatility, credit spread, discount rate and terminal growth rate

Debt securities	The Group is measuring fair value with LSMC and the Hull-White model.	Stock volatility, interest rate volatility and discount rate

Equity securities, capital contributions and Beneficiary certificates	Among DCF (Discounted Cash Flow) Model, FCFE (Free Cash Flow to Equity) Model, Comparable Company Analysis, Dividend Discount Model, Risk-adjusted Rate of Return Method, Net Asset Value Method, LSMC, and Binomial Tree, more than one method is used given the characteristic of the subject of fair value measurement.	Risk-free market rate, market risk premium, corporate Beta, stock prices, volatility of underlying asset, net asset of the investment association and discount rate

Derivatives	Fair value is measured by models such as option model (Closed form), DCF model, FDM and Monte Carlo Simulation.	Risk-free market rate, discount rate, values of underlying assets such as foreign exchange rate and stock prices, volatility, etc.

Equity-linked securities	Fair value is measured by models such as option model (Closed form), DCF model, FDM and Monte Carlo Simulation.	Volatility of underlying assets, discount rate, dividends, volatility, correlation coefficient, foreign exchange rate, etc.

Others	Fair value is measured by DCF model, LSMC, etc.	Stock prices, volatility of underlying assets, etc.

Valuation methods of financial assets and liabilities measured at fair value and classified into Level 3 and significant but unobservable inputs are as follows:

December 31, 2019
	Fair value measurement technique	Type	Input variable	Range	Impact of changes in significant unobservable inputs on fair value measurement
Loans	Binomial tree, DCF		Stock prices, Volatility of underlying asset	14.50%~46.06%	Variation of fair value increases as volatility of underlying asset increases.
Derivative assets	Option valuation model and others	Interest rate related	Correlation coefficient	0.90~0.98	Variation of fair value increases as correlation coefficient increases.
			Volatility of underlying asset	16.30%~41.20%	Variation of fair value increases as volatility increases.
		Equity related	Correlation coefficient	0.237~0.675	Variation of fair value increases as correlation coefficient increases.
	DCF model	Currency related	Credit risk adjustment ratio	7.70%~100.00%	Variation of fair value increases as credit risk adjustment ratio increases.
Derivative liabilities	Option valuation model and others	Interest rate related	Correlation coefficient	0.90~0.98	Variation of fair value increases as correlation coefficient increases.
			Volatility of underlying asset	16.30%~41.20%	Variation of fair value increases as volatility increases.
		Equity related	Correlation coefficient	0.237~0.675	Variation of fair value increases as correlation coefficient increases.
			Volatility of underlying assets	21.40%~22.40%	Variation of fair value increases as volatility increases.
Equity-linked securities	Monte Carlo Simulation and others		Correlation coefficient	0.294~0.675	Equity-linked securities’ variation of fair value increases if both volatility and correlation coefficient increase. However, when correlation coefficient decreases despite the increase in volatility, the variation of fair value of a compound financial instrument may decrease.
			Volatility of underlying asset	19.10%~25.30%
Equity securities, capital contributions, debt securities, and beneficiary certificates	External appraisal value and others		Terminal growth rate	0.00%~ 9.15%	Fair value increases as terminal growth rate increases.
			Discount rate	0.35%~19.21%	Fair value increases as discount rate decreases.
			Volatility of real estate sale price	0.00	Fair value increases as real estate sale price increases.
			Volatility of underlying assets	13.21%~52.48%	Variation of fair value increases as volatility of underlying assets increases

December 31, 2020
	Fair value measurement technique	Type	Input variable	Range	Impact of changes in significant unobservable inputs on fair value measurement
Loans, bond with options, convertible bonds	Binomial Tree		Stock prices, Volatility of underlying asset	19.82~22.84%	Variation of fair value increases as volatility of underlying asset increases.
	LSMC		Stock prices, Volatility of underlying asset	18.99%	Variation of fair value increases as volatility of underlying asset increases.
	DCF model		Discount rate	4.70~16.50%	Fair value increases as discount rate decreases.
			Terminal growth rate	1.00%	Fair value increases as terminal growth rate increases.
			Credit spread	2.30~5.90%	Fair value decreases as credit spread increases.
	Hull-White model		Stock volatility	17.50~27.30%	Fair value increases as volatility increases.
			Interest rate volatility	0.50%	Fair value increases as volatility increases.
			Discount rate	3.10~53.20%	Fair value increases as discount rate decreases.
Derivative assets	Option valuation model and others	Interest rate related	Correlation coefficient	0.90~0.98	Variation of fair value increases as correlation coefficient increases.
			Volatility of underlying asset	25.46~131.47%	Variation of fair value increases as volatility of underlying assets increases.
		Equity related	Correlation coefficient	0.29~0.75	Variation of fair value increases as correlation coefficient increases.
			Volatility of underlying asset	—	Variation of fair value increases as volatility of underlying assets increases.
	DCF model	Interest rate related	Credit risk adjustment ratio	100.00%	Variation of fair value decreases as credit risk adjustment ratio increases.
Derivative liabilities	Option valuation model and others	Interest rate related	Correlation coefficient	0.90~0.98	Variation of fair value increases as correlation coefficient increases.
			Volatility of underlying asset	25.46~131.47%	Variation of fair value increases as volatility of underlying assets increases.
		Equity related	Correlation coefficient	0.29~0.75	Variation of fair value increases as correlation coefficient increases.
			Volatility of underlying asset	—	Variation of fair value increases as volatility of underlying assets increases.
Equity-linked securities	Monte Carlo Simulation and others	Equity related	Correlation coefficient Volatility of underlying asset	0.48~0.60 27.59~49.29%	Fair value of equity-linked securities increases if both historical volatility and correlation coefficient increase. However, when correlation coefficient decreases despite the increase in historical volatility, the fair value variation of equity-linked securities may decrease.

	December 31, 2020
	Fair value measurement technique	Type	Input variable	Range	Impact of changes in significant unobservable inputs on fair value measurement
Equity securities, capital contributions, and beneficiary certificates	LSMC		Stock prices, Volatility of underlying asset	18.99~26.45%	Variation of fair value increases as volatility of underlying asset increases.
	DCF model and others		Terminal growth rate	1.00%	Fair value increases as terminal growth rate increases.
			Discount rate	5.83~34.63%	Fair value increases as discount rate decreases.
			Fluctuation rate of real estate sales price	—	Fair value increases as sales price increases
			Liquidation value	—	Variation of liquidation value increases as volatility of underlying assets increases
	Net asset value method		Discount rate	14.30%	Fair value increases as discount rate decreases.
	Binomial Tree		Volatility	39.60%	Fair value increases as volatility increases.
			Discount rate	8.50%	Fair value increases as discount rate decreases.
Others	Income approach		Discount rate	12.69%	Fair value increases as discount rate decreases.
			Growth rate	1.00%	Fair value increases as growth rate increases.
	LSMC		Stock prices, Volatility of underlying asset	17.61~26.45%	Variation of fair value increases as volatility of underlying asset increases.

Fair value of financial assets and liabilities classified into Level 3 is measured by the Group using its own valuation methods or using external specialists. Unobservable inputs used in the fair value measurements are produced by the internal system of the Group and the appropriateness of inputs is reviewed regularly.

(3) Changes in financial assets and liabilities measured at fair value classified into Level 3 are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2018
	Beginning balance	Net Income (loss)(*1)	Other comprehensive income	Purchases/ issuances	Disposals/ settlements	Transfer to or out of Level 3(*2)	Ending balance
Financial assets:
Financial assets at fair value through profit or loss mandatorily measured at fair value
Debt securities	9,694	(28)	—	3,000	(4,277)	—	8,389
Equity securities	280,171	56,271	—	67,953	(2,535)	—	401,860
Capital contributions	294,121	16,119	—	144,207	(31,833)	—	422,614
Beneficiary certificates	654,066	16,391	—	5,151,535	(4,971,003)	3,310	854,299
Loans	165,001	3,378	—	150,103	(138,032)	—	180,450
Derivative assets	19,346	75,696	—	4,722	(50,966)	—	48,798

Sub-total	1,422,399	167,827	—	5,521,520	(5,198,646)	3,310	1,916,410

Financial assets at FVTOCI
Equity securities	451,287	—	19,688	432	(2,560)	—	468,847

Total	1,873,686	167,827	19,688	5,521,952	(5,201,206)	3,310	2,385,257

Financial liabilities:
Financial liabilities at fair value through profit or loss mandatorily measured at fair value
Derivative liabilities	20,951	46,409	—	255	(50,921)	(3)	16,691
Financial liabilities at fair value through profit or loss designated as upon initial recognition
Equity-linked securities	160,057	(16,243)	—	183,039	(162,086)	—	164,767

Total	181,008	30,166	—	183,294	(213,007)	(3)	181,458

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

(*2)	The Group recognizes transfers between levels at the end of reporting period within which events have occurred or conditions have changed.

	For the year ended December 31, 2019
	Beginning balance	Business Combination	Net Income (loss)(*1)	Other comprehensive income	Purchases/ issuances	Disposals/ settlements	Transfer to or out of Level 3(*2)	Ending balance
Financial assets:
Financial assets at FVTPL
Debt securities	8,389	—	476	—	2,000	(5,039)	—	5,826
Equity securities	401,860	—	59,537	—	95,511	(28,287)	—	528,621
Capital contributions	422,614	707	(13,270)	—	173,064	(67,916)	—	515,199
Beneficiary certificates	854,299	—	18,450	—	578,228	(183,684)	8,441	1,275,734
Loans	180,450	—	6,854	—	60,696	(95,371)	—	152,629
Derivative assets	48,798	—	16,935	—	1,115	(40,343)	(1,457)	25,048

Sub-total	1,916,410	707	88,982	—	910,614	(420,640)	6,984	2,503,057

Financial assets at FVTOCI
Equity securities	468,847	1,408	—	23,063	687	(306)	(1)	493,698

Total	2,385,257	2,115	88,982	23,063	911,301	(420,946)	6,983	2,996,755

Financial liabilities:
Financial liabilities at FVTPL
Derivative liabilities	16,691	—	84,033	—	(11,140)	(14,817)	(2,728)	72,039
Financial liabilities at FVTPL designated as upon initial recognition
Equity-linked securities	164,767	—	33,237	—	1,809	(112,187)	—	87,626
Derivatives liabilities (designated for hedging)	—	—	—	—	321	—	—	321

Total	181,458	—	117,270	—	(9,010)	(127,004)	(2,728)	159,986

(*1)

For financial liabilities, positive numbers represent losses that increase balance and negative numbers represent gains that decrease balance. The statements of comprehensive income includes gain of 21,809 million Won included in net gain (loss) on financial assets at FVTPL and net gain (loss) on financial assets at FVTOCI pertaining to the assets and liabilities held by the Group at the end of the period.

(*2)	The Group recognizes transfers between levels at the end of reporting period within which events have occurred or conditions have changed.

	For the year ended December 31, 2020
	Beginning balance	Business combination	Net income (loss)(*1)	Other comprehensive income	Purchases/ issuances	Disposals / settlements	Transfer to or out of Level 3(*2)	Ending balance
Financial assets:
Financial assets at FVTPL
Debt securities	5,826	—	(632)	—	2,627	(3,203)	—	4,618
Equity securities	464,741	3,894	(8,977)	—	5,088	(14,407)	32	450,371
Capital contributions	515,199	173,244	39,500	—	194,396	(56,654)	—	865,685
Beneficiary certificates	1,275,734	166,467	(7,919)	—	715,437	(231,908)	—	1,917,811
Loans	152,629	35,854	6,149	—	656,880	(642,450)	—	209,062
Derivative assets	25,048	—	9,458	—	9,501	(23,911)	(12,224)	7,872
Others	63,880	—	3,472	—	17,997	(370)	—	84,979

Sub-total	2,503,057	379,459	41,051	—	1,601,926	(972,903)	(12,192)	3,540,398

Financial assets at FVTOCI
Equity securities	493,698	—	—	(4,920)	82,227	(2,482)	2,192	570,715

Total	2,996,755	379,459	41,051	(4,920)	1,684,153	(975,385)	(10,000)	4,111,113

Financial liabilities:
Financial liabilities at FVTPL
Derivative liabilities	72,039	—	30,150	—	2,650	(66,170)	(18,533)	20,136
Financial liabilities at FVTPL designated as upon initial recognition
Equity-linked securities	87,626	—	665	—	—	(68,661)	—	19,630
Derivative liabilities (Designated for hedging)	321	—	—	—	—	(321)	—	—

Total	159,986	—	30,815	—	2,650	(135,152)	(18,533)	39,766

(*1)

For financial liabilities, positive numbers represent losses that increase balance and negative numbers represent gains that decrease balance. The statements of comprehensive income includes gain of 37,430 million Won included in net gain (loss) on financial assets at FVTPL and net gain (loss) on financial assets at FVTOCI pertaining to the assets and liabilities held by the Group at the end of the period.

(*2)	The Group recognizes transfers between levels at the end of reporting period within which events have occurred or conditions have changed.

(4) Sensitivity analysis results on reasonable fluctuation of the significant unobservable input variables for the fair value of Level 3 financial instruments are as follows.

The sensitivity analysis of the financial instruments has been performed by classifying with favorable and unfavorable changes based on how changes in unobservable assumptions would have effects on the fluctuations of financial instruments’ value. When the fair value of a financial instrument is affected by more than one unobservable assumption, the below table reflects the most favorable or the most unfavorable changes which resulted from varying the assumptions individually. The sensitivity analysis was performed for two types of level 3 financial instruments: (1) interest rate related derivatives, currency related derivatives, equity related derivatives, equity-linked securities, beneficiary certificates and loans of which fair value changes are recognized as net income; (2) equity securities of which fair value changes are recognized as other comprehensive income.

Meanwhile, among the financial instruments that are classified as Level 3 amounting to 3,156,741 million Won and 4,150,878 million Won as of December 31, 2019 and 2020 respectively, equity instruments of 2,194,320 million Won and 3,052,432 million Won whose carrying amount are considered to represent the reasonable approximation of fair value are excluded from the sensitivity analysis.

The sensitivity on fluctuation of input variables by financial instruments as of December 31, 2018, 2019 and 2020 is as follows (Unit: Korean Won in millions):

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
Financial liabilities at FVTPL
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

(*2)	Fair value changes of equity securities are calculated by increasing or decreasing stock prices (-10%~10%) and volatility (-10~10%). The stock prices and volatility are major unobservable variables.
(*3)

Fair value changes of equity securities are calculated by increasing or decreasing terminal growth rate (0~1%) and discount rate or liquidation value (-1~1%). The growth rate, discount rate, and liquidation value are major unobservable variables.

(*4)

Even if the sensitivity analysis of the capital contributions and beneficiary certificates is not possible in practice, fair value changes of beneficiary certificates and other securities whose major unobservable variables are composed of the real estate are calculated by increasing or decreasing price fluctuation rate of real estate which is underlying assets and discount rate by 1%.

	December 31, 2020
	Net income (loss)		Other comprehensive income (loss)
	Favorable	Unfavorable	Favorable	Unfavorable
Financial assets:
Financial assets at FVTPL
Derivative assets(*1)	110	(257)	—	—
Loans(*2)	933	(932)	—	—
Debt securities	13	(10)	—	—
Equity securities(*2)(*3)(*4)	8,539	(7,337)	—	—
Beneficiary certificates(*4)	1,403	(1,537)	—	—
Others(*2)	640	(547)	—	—
Financial assets at FVTOCI
Equity securities(*3)(*4)	—	—	21,587	(16,740)

Total	11,638	(10,620)	21,587	(16,740)

Financial liabilities:
Financial liabilities at FVTPL
Derivative liabilities(*1)	776	(405)	—	—
Financial liabilities at FVTPL designated as upon initial recognition
Equity-linked securities(*1)	57	(45)	—	—

Total	833	(450)	—	—

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

(*2)	Fair value changes of equity securities are calculated by increasing or decreasing stock prices (-10%~10%) and volatility (-10~10%). The stock prices and volatility are major unobservable variables.
(*3)

Fair value changes of equity securities are calculated by increasing or decreasing terminal growth rate (-0.5%~0.5%) and discount rate (-1~1%) or liquidation value (-1~1%). The growth rate, discount rate, and liquidation value are major unobservable variables.

(*4)

Even if the sensitivity analysis of the capital contributions and beneficiary certificates is not possible in practice, fair value changes of beneficiary certificates and other securities whose major unobservable variables are composed of the real estate are calculated by increasing or decreasing price fluctuation rate of real estate which is underlying assets and discount rate by 1%.

(5) Fair value and carrying amount of financial assets and liabilities that are recorded at amortized cost are as follows (Unit: Korean Won in millions):

	December 31, 2019
	Fair value				Book value
	Level 1	Level 2	Level 3	Total
Financial assets:
Securities at amortized cost	3,123,898	17,378,920	—	20,502,818	20,320,539
Loans and other financial assets at amortized cost	25,902	54,507	283,058,699	283,139,108	293,717,693
Financial liabilities:
Deposits due to customers	—	264,909,974	—	264,909,974	264,685,578
Borrowings	—	18,919,018	—	18,919,018	18,998,920
Debentures	—	31,173,189	—	31,173,189	30,858,055
Other financial liabilities	—	17,274,514	—	17,274,514	17,287,722

	December 31, 2020
	Fair value				Book value
	Level 1	Level 2	Level 3	Total
Financial assets:
Securities at amortized cost	2,968,875	14,299,748	—	17,268,623	17,020,839
Loans and other financial assets at amortized cost	—	—	318,144,845	318,144,845	320,106,078
Financial liabilities:
Deposits due to customers	—	291,767,282	—	291,767,282	291,477,279
Borrowings	—	20,586,930	176,745	20,763,675	20,745,466
Debentures	—	37,931,989	—	37,931,989	37,479,358
Other financial liabilities	—	13,305,067	286,489	13,591,556	13,808,386

The fair values of financial instruments are measured using quoted market price in active markets. In case there is no active market for financial instruments, the Group determines the fair value by using valuation methods. Valuation methods and input variables for financial assets and liabilities that are measured at amortized cost are given as follows:

	Valuation methods	Input variables
Securities at amortized cost	The fair value is measured by discounting the projected cash flows of debt securities by applying risk-free market rate with credit spread.	Risk-free market rate and credit spread

Loans and other financial assets at amortized cost	The fair value is measured by discounting the projected cash flows of loan products by applying the market discount rate that has been applied to a proxy company that has similar credit rating to the debtor.	Risk-free market rate, credit spread and prepayment rate

Deposits due to customers, borrowings, debentures and other financial liabilities	The fair value is measured by discounting the projected cash flows of debt products by applying the market discount rate that is reflecting credit rating of the Group.	Risk-free market rate, credit spread and forward rate

(6) Financial instruments by category

Carrying amounts of financial assets and liabilities by each category are as follows (Unit: Korean Won in millions):

	December 31, 2019
Financial assets	Financial asset at FVTPL	Financial assets at FVTOCI	Financial assets at amortized cost	Derivatives assets (Designated for hedging)	Total
Deposits	27,901	—	14,492,223	—	14,520,124
Securities	4,906,867	27,730,531	20,320,539	—	52,957,937
Loans	212,473	—	271,032,244	—	271,244,717
Derivative assets	2,921,903	—	—	121,131	3,043,034
Other financial assets	—	—	8,193,226	—	8,193,226

Total	8,069,144	27,730,531	314,038,232	121,131	349,959,038

	December 31, 2019
Financial liabilities	Financial liabilities at FVTPL	Financial liabilities designated at FVTPL	Financial liabilities at amortized cost	Derivatives liabilities (Designated for hedging)	Total
Deposits due to customers	27,530	—	264,685,578	—	264,713,108
Borrowings	—	87,626	18,998,920	—	19,086,546
Debentures	—	—	30,858,055	—	30,858,055
Derivative liabilities	2,843,146	—	—	6,837	2,849,983
Other financial liabilities	—	—	17,287,722	—	17,287,722

Total	2,870,676	87,626	331,830,275	6,837	334,795,414

	December 31, 2020
Financial assets	Financial asset at FVTPL	Financial assets at FVTOCI	Financial assets at amortized cost	Derivatives assets (Designated for hedging)	Total
Deposits	48,796	—	9,863,160	—	9,911,956
Securities	7,136,112	30,028,929	17,020,839	—	54,185,880
Loans	676,291	—	302,794,182	—	303,470,473
Derivative assets	6,901,742	—	—	174,820	7,076,562
Other financial assets	—	—	7,448,736	—	7,448,736

Total	14,762,941	30,028,929	337,126,917	174,820	382,093,607

	December 31, 2020
Financial liabilities	Financial liabilities at FVTPL	Financial liabilities designated at FVTPL	Financial liabilities at amortized cost	Derivatives liabilities (Designated for hedging)	Total
Deposits due to customers	49,279	—	291,477,279	—	291,526,558
Borrowings	285,026	19,630	20,745,466	—	21,050,122
Debentures	—	—	37,479,358	—	37,479,358
Derivative liabilities	6,459,887	—	—	64,769	6,524,656
Other financial liabilities	—	—	13,808,386	—	13,808,386

Total	6,794,192	19,630	363,510,489	64,769	370,389,080

(7) Income or expense from financial instruments by category

Income or expense from financial assets and liabilities by each category during the years ended December 31, 2018, 2019 and 2020 are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2018
	Interest Income (expense)	Fees and Commissions Income (expense)	Net reversal (provision) of allowance for credit loss	Gain or loss on transactions and valuation	Others	Total
Financial assets at FVTPL	54,243	86,845	—	214,443	50,407	405,938
Financial assets at FVTOCI	280,371	66	(2,027)	2,047	22,660	303,117
Securities at amortized cost	376,788	—	(1,922)	431	—	375,297
Loans and other financial assets at amortized cost	8,973,097	317,316	(415,084)	79,101	—	8,954,430
Financial liabilities at FVTPL	(3,164)	—	—	17,485	—	14,321
Financial liabilities at amortized cost	(4,030,384)	27,742	—	25,498	—	(3,977,144)
Net derivatives (designated for hedging)	—	—	—	(672)	—	(672)
Off-balance provisions	—	—	89,459	—	—	89,459

Total	5,650,951	431,969	(329,574)	338,333	73,067	6,164,746

	For the year ended December 31, 2019
	Interest Income (expense)	Fees and Commissions Income (expense)	Net reversal (provision) of allowance for credit loss	Gain or loss on transactions and valuation	Others	Total
Financial assets at FVTPL	50,277	89,817	—	25,455	86,979	252,528
Financial assets at FVTOCI	474,751	—	(3,297)	11,015	20,980	503,449
Securities at amortized cost	436,340	—	1,415	—	—	437,755
Loans and other financial assets at amortized cost	9,615,060	296,435	(385,758)	102,115	—	9,627,852
Financial liabilities at amortized cost	(4,682,722)	—	—	—	—	(4,682,722)
Net derivatives (designated for hedging)	—	—	—	36,982	—	36,982

Total	5,893,706	386,252	(387,640)	175,567	107,959	6,175,844

	For the year ended December 31, 2020
	Interest Income (expense)	Fees and Commissions Income (expense)	Net reversal (provision) of allowance for credit loss	Gain or loss on transactions and valuation	Others	Total
Financial assets at FVTPL	48,612	—	—	421,709	120,158	590,479
Financial assets at FVTOCI	437,527	311	(1,529)	24,138	18,385	478,832
Securities at amortized cost	382,988	—	934	—	—	383,922
Loans and other financial assets at amortized cost	8,654,726	376,872	(792,250)	44,443	—	8,283,791
Financial liabilities at amortized cost	(3,516,023)	—	—	—	—	(3,516,023)
Net derivatives (designated for hedging)	—	—	—	(74,213)	—	(74,213)

Total	6,007,830	377,183	(792,845)	416,077	138,543	6,146,788

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

1) Bonds sold under repurchase agreements

The financial instruments that were disposed but the Group agreed to repurchase at the fixed amounts at the same time, so that they did not meet the conditions of derecognition, are as follows (Unit: Korean Won in millions):

		December 31, 2019	December 31, 2020
Assets transferred	Financial assets at FVTPL	407,985	410,331
	Financial assets at FVTOCI	56,975	138,315
	Securities at amortized cost	42,841	40,987
	Loans and other financial assets at amortized cost	82,594	50,088

	Total	590,395	639,721

Related liabilities	Bonds sold under repurchase agreements	569,002	657,823

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

		December 31, 2019	December 31, 2020	Loaned to
Financial assets at FVTOCI	Korean treasury and government bonds	80,737	100,345	Korea Securities Finance Corporation

3) Liquidity of financial assets

As of December 31, 2019 and 2020, the consolidated structured companies issued asset-backed securities with loans and corporate bonds held by the Group as liquid assets, and the Group bear related risks through the purchase agreements or credit contributions. The transaction details of the transfer of the financial instrument are as follows:

	December 31, 2019		December 31, 2020
	Book value(*)	Fair value	Book value(*)	Fair value
Assets transferred	4,504,496	4,485,942	4,630,470	4,629,545
Related liabilities	3,523,010	3,532,784	3,803,911	3,804,821

(*)	The carrying amount is the amount before the allowance for bad debts.

On the other hand, the details of transferred financial assets that have not been removed, such as bonds sold under the repurchase agreement and loan securities, are also described in Note 18.

(2) The offset of financial assets and liabilities

The Group possesses both the uncollected domestic exchange receivables and the unpaid domestic exchange payable, which satisfy offsetting criteria of IAS 32. Therefore, the total number of uncollected domestic exchange receivables or unpaid domestic exchange payable has been offset with part of unpaid domestic exchange payables or uncollected domestic exchange receivables and has been disclosed in loans at amortized cost and other financial assets and other financial liabilities of the Group’s statements of financial position respectively.

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

As of December 31, 2019 and 2020, the financial instruments to be offset and may be covered by master netting agreements and similar agreements are as follows (Unit: Korean Won in millions):

	December 31, 2019
	Gross amounts of recognized financial assets	Gross amounts of recognized financial assets setoff	Net amounts of financial assets presented	Related amounts not setoff in the consolidated statement of financial position		Net amounts
				Netting agreements and others	Cash collateral received and others
Financial assets:
Derivative assets(*1)	3,032,894	—	3,032,894	7,058,885	111,122	975,093
Receivable spot exchange(*2)	5,112,206	—	5,112,206
Bonds purchased under resale agreements(*2)	8,981,752	—	8,981,752	8,981,752	—	—
Domestic exchange settlement debits(*2)(*6)	31,642,486	31,269,258	373,228	—	—	373,228

Total	48,769,338	31,269,258	17,500,080	16,040,637	111,122	1,348,321

Financial liabilities:
Derivative liabilities(*1)	2,824,449	—	2,824,449	7,071,549	172,488	779,424
Equity-linked securities in short position(*3)	87,626	—	87,626
Payable spot exchange(*4)	5,111,386	—	5,111,386
Bonds sold under repurchase agreements(*5)	569,002	—	569,002	180,402	388,600	—
Domestic exchange settlement credits(*4)(*6)	32,531,186	31,269,258	1,261,928	1,257,280	—	4,648

Total	41,123,649	31,269,258	9,854,391	8,509,231	561,088	784,072

(*1)	The items include derivatives held for trading, derivatives designated for hedging.
(*2)	The items are included in loan at amortized cost and other financial assets.
(*3)	The items are equity linked securities related to derivatives and are included in financial liabilities at FVTPL.
(*4)	The items are included in other financial liabilities.
(*5)	The items are included in borrowings.
(*6)	Certain financial assets and liabilities are presented as net amounts.

	December 31, 2020
	Gross amounts of recognized financial assets	Gross amounts of recognized financial assets setoff	Net amounts of financial assets presented	Related amounts not setoff in the consolidated statement of financial position		Net amounts
				Netting agreements and others	Cash collateral received and others
Financial assets:
Derivative assets(*1)	6,456,799	—	6,456,799	7,733,997	598,545	1,278,176
Receivable spot exchange(*2)	3,153,919	—	3,153,919
Bonds purchased under resale agreements(*2)	10,145,749	—	10,145,749	10,145,749	—	—
Domestic exchange settlement debits(*2)(*6)	34,352,965	32,834,189	1,518,776	—	—	1,518,776

Total	54,109,432	32,834,189	21,275,243	17,879,746	598,545	2,796,952

Financial liabilities:
Derivative liabilities(*1)	5,823,620	—	5,823,620	7,147,683	477,603	1,371,364
Equity-linked securities in short position(*3)	19,630	—	19,630
Payable spot exchange(*4)	3,153,400	—	3,153,400
Bonds sold under repurchase agreements(*5)	657,823	—	657,823	213,623	444,200	—
Domestic exchange settlement credits(*4)(*6)	33,014,440	32,834,189	180,251	176,179	—	4,072

Total	42,668,913	32,834,189	9,834,724	7,537,485	921,803	1,375,436

(*1)	The items include derivative assets and liabilities held for trading and designated for hedging.
(*2)	The items are included in loan at amortized cost and other financial assets.
(*3)	The items are equity linked securities related to derivatives and are included in financial liabilities at FVTPL.
(*4)	The items are included in other financial liabilities.
(*5)	The items are included in borrowings.
(*6)	Certain financial assets and liabilities are presented as net amounts.

13.	INVESTMENTS IN JOINT VENTURES AND ASSOCIATES

(1)	Investments in associates accounted for using the equity method of accounting are as follows:

		Percentage of ownership (%)
Joint ventures and associates	Main business	December 31, 2019	December 31, 2020	Location	Financial statements as of
Woori Bank
W Service Networks Co., Ltd.(*1)	Freight & staffing services	4.9	4.9	Korea	2020.11.30(*5)
Korea Credit Bureau Co., Ltd.(*2)	Credit information	9.9	9.9	Korea	2020.12.31
Korea Finance Security Co., Ltd.(*1)	Security service	15.0	15.0	Korea	2020.11.30(*5)
Saman Corporation(*6)	General construction Technology service	9.2	—	Korea	—(*11)
Wongwang Co., Ltd.(*4)	Wholesale and real estate	29.0	29.0	Korea	—(*11)
Sejin Construction Co., Ltd.(*4)	Construction	29.6	29.6	Korea	—(*11)
ARES-TECH Co., Ltd.(*4)	Electronic component manufacturing	23.4	23.4	Korea	—(*11)
Reading Doctors Co., Ltd.(*4)	Other services	35.4	35.4	Korea	—(*11)
Cultizm Korea LTD Co., Ltd.(*4)	Wholesale and retail sales	31.3	31.3	Korea	—(*11)
NK Eng Co., Ltd.(*4)	Manufacturing	23.1	23.1	Korea	—(*11)
Beomgyo., Ltd.(*4)	Telecommunication equipment retail sales	23.1	23.1	Korea	—(*11)
Woori Growth Partnerships New Technology Private Equity Fund	Other financial services	23.1	23.1	Korea	2020.12.31
2016KIF-IMM Woori Bank Technology Venture Fund	Other financial services	20.0	20.0	Korea	2020.12.31
K BANK Co., Ltd.(*2)(*7)	Finance	14.5	26.2	Korea	2020.11.30(*5)
Smart Private Equity Fund No.2	Other financial services	20.0	20.0	Korea	2020.12.31
Woori Bank-Company K Korea Movie Asset Fund	Other financial services	25.0	25.0	Korea	2020.12.31
Well to Sea No. 3 Private Equity Fund(*6)	Finance	50.0	50.0	Korea	2020.9.30(*5)
Partner One Value Up I Private Equity Fund	Other financial services	23.3	23.3	Korea	2020.12.31
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership	Other financial services	20.0	20.0	Korea	2020.12.31
Crevisse Raim Impact 1st Startup Venture Specialist Private Equity Fund	Other financial services	25.0	25.0	Korea	2020.12.31
LOTTE CARD Co., Ltd.	Credit card and installment financing	20.0	20.0	Korea	2020.9.30(*5)
Together-Korea Government Private Pool Private Securities Investment Trust No.3	Other financial services	—	100.0	Korea	2020.12.31
Genesis Environmental Energy Company 1st Private Equity Fund	Trust and collective investment	—	24.8	Korea	2020.12.31
Union Technology Finance Investment Association	Trust and collective investment	—	29.7	Korea	2020.12.31
Woori Bank(*8)
Japanese Hotel Real Estate Private Equity Fund 2	Other financial services	19.9	19.9	Korea	2020.12.31
Woori G Clean Energy No.1	Investment trust and discretionary investment business	—	29.3	Korea	2020.12.31
Woori Goseong Power EBL Private Special Asset Fund	Trust and collective investment	—	16.7	Korea	2020.12.31
Woori Seoul Beltway Private Special Asset Fund	Trust and collective investment	—	25.0	Korea	2020.12.31

		Percentage of ownership (%)
Joint ventures and associates	Main business	December 31, 2019	December 31, 2020	Location	Financial statements as of
Woori Financial Capital Co., Ltd.
AJU TAERIM 1st Fund	Other financial services	—	25.6	Korea	2020.12.31
Portone-Cape Fund No.1	Other financial services	—	20.0	Korea	2020.12.31
KIWOOM PE AJU Investment Fund(*9)	Other financial services	—	9.1	Korea	2020.12.31
Woori Investment Bank Co., Ltd.(*8)
Woori FirstValue Private Real Estate Fund No.2	Real estate business	—	12.0	Korea	2020.12.31
Woori Asset Management Co. Ltd.
Woori High plus G.B. Securities Feeder Fund1(G.B.)	Collective investment business	—	21.8	Korea	2020.12.31
Woori Star50 Master Fund ClassC-F	Collective investment business	—	24.5	Korea	2020.12.31
Woori Private Equity Asset Management Co., Ltd.
Uri Hanhwa Eureka Private Equity Fund(*2)	Other financial services	0.8	0.8	Korea	2020.12.31
Japanese Hotel Real Estate Private Equity Fund 1
Godo Kaisha Oceanos 1	Other financial services	47.8	47.8	Japan	2020.10.31(*5)
Woori bank and Woori Financial Capital Co., Ltd.(*8)
JC Assurance No.2 Private Equity Fund	Collective investment business	—	29.3	Korea	2020.12.31
Dream Company Growth no.1 PEF	Collective investment business	—	27.8	Korea	2020.12.31
HMS-Oriens 1st Fund	Trust and collective investment	—	22.8	Korea	2020.12.31
Woori G Senior Loan No.1	Investment trust and discretionary investment business	—	21.7	Korea	2020.12.31
Woori bank and Woori card Co., Ltd.
Dongwoo C & C Co., Ltd.(*4)	Construction	24.5	24.5	Korea	—(*11)
SJCO Co., Ltd.(*4)	Aggregate transportation and wholesale	28.7	28.7	Korea	—(*11)
G2 Collection Co., Ltd.(*4)	Wholesale and retail sales	29.2	29.2	Korea	—(*11)
The Base Enterprise Co., Ltd.(*4)	Manufacturing	48.4	48.4	Korea	—(*11)
Kyesan Engineering Co., Ltd.(*4)	Construction	23.3	23.3	Korea	—(*11)
Good Software Lap Co., Ltd.(*4)	Service	29.4	29.4	Korea	—(*11)
QTS Shipping Co., Ltd.(*4)	Complex transportation brokerage	49.8	49.8	Korea	—(*11)
DAEA SNC Co., Ltd.(*4)	Wholesale and retail sales	25.5	25.5	Korea	—(*11)
Force TEC Co., Ltd.(*4)	Manufacturing	25.8	25.8	Korea	—(*11)
Sinseong Trading Co., Ltd.(*4)	Manufacturing	27.9	27.9	Korea	—(*11)
PREXCO Co., Ltd.(*4)	Manufacturing	28.1	28.1	Korea	—(*11)
Jiwon Plating Co., Ltd.(*4)	Plating	20.8	20.8	Korea	—(*11)
Youngdong Sea Food Co., Ltd.(*4)	Processed sea food manufacturing	24.5	24.5	Korea	—(*11)
Woori bank and Woori Asset Management Co., Ltd.
Woori High Plus Short-term High Graded ESG Bond Sec Feeder Inv Trust 1	Collective investment business	—	23.3	Korea	2020.12.31
Woori Bank, Woori Financial Capital Co., Ltd., Woori Investment Bank Co., Ltd. and Woori Private Equity Asset Management Co., Ltd.(*8)
Woori-Shinyoung Growth-Cap Private Equity Fund I	Other financial services	31.9	35.0	Korea	2020.12.31

		Percentage of ownership (%)
Joint ventures and associates	Main business	December 31, 2019	December 31, 2020	Location	Financial statements as of
Woori Bank and Woori Investment Bank Co., Ltd.(*8)
Chin Hung International Inc.(*3)	Construction	25.3	—	Korea	—(*11)
PCC-Woori LP Secondary Fund	Other financial services	38.8	38.8	Korea	2020.12.31
Woori Bank and Woori Private Equity Asset Management Co., Ltd.(*8)
Woori-Q Corporate Restructuring Private Equity Fund	Trust and collective investment	38.4	38.4	Korea	2020.12.31

(*1)	Most of the significant business transactions of associates are with the Group as of December 31, 2019 and 2020.
(*2)	The Group can participate in decision-making body and exercise significant influence over financial policies and operational policies decision making of the associates.
(*3)

As of December 31, 2020, it is classified as assets held for sale. Quoted market prices per share of Chin Hung International Inc. are 2,310 Won and 2,595 Won as of December 31, 2019 and 2020, respectively.

(*4)	There is no investment balance as of December 31, 2019 and 2020.
(*5)

The equity method was applied using the most recent financial statements available from the settlement date because no financial statements were available at the end of December and the significant transactions or events that occurred between the end of the reporting period of the associate and the end of the reporting period of the subsidiary were duly reflected.

(*6)	Due to a significant loss of influence as of December 31, 2020, the entity was classified as financial assets at FVTOCI.
(*7)	The equity ratio increased due to paid-in capital increase during the current term.
(*8)	Two or more subsidiaries may invest or operate to exert significant influence on the decision-making process for activities related to the investee.
(*9)	The Group can participate as a co-operator to exert significant influence.
(*10)	Woori G IPO10 [FI_Bal][F]C(F), Woori G Egis Bond[FI][F](C(F)) can exert significant influence but was classified as an item measured at fair value through profit or loss.
(*11)	The entity was classified as associates due to debt-equity swap or corporate restructuring.

(2)	Changes in the carrying value of investments in associates accounted for using the equity method of accounting are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2018
	Acquisition cost	January 1, 2018	Share of profits (losses)	Acquisition	Disposal and others(*)	Dividends	Change in capital	Impairment	Others	December 31, 2018
Kumho Tire Co., Inc.	175,652	98,933	(10,451)	—	(83,286)	—	(5,196)	—	—	—
W Service Network Co., Ltd.	108	158	1	—	—	(2)	—	—	—	157
Korea Credit Bureau Co., Ltd.	3,313	5,816	1,087	—	—	(113)	—	—	—	6,790
Korea Finance Security Co., Ltd.	3,267	3,519	(10)	—	—	(54)	1	—	—	3,456
Chin Hung International Inc.	130,779	45,101	1,206	—	—	—	(1,725)	—	159	44,741
Poonglim Industrial Co., Ltd.	13,916	—	—	—	—	—	—	—	—	—
STX Corporation	50,760	6,947	(816)	—	(5,865)	—	(266)	—	—	—
Saman Corporation	8,521	1,254	(98)	—	—	—	35	(177)	—	1,014
Woori Growth Partnerships New Technology Private Equity Fund	25,847	27,611	950	360	(3,346)	(484)	—	—	—	25,091
2016KIF-IMM Woori Bank Technology Venture Fund	15,000	6,840	—	8,160	—	—	300	—	—	15,300
K BANK Co., Ltd.	67,343	31,735	(10,705)	21,951	—	—	144	—	584	43,709
Smart Private Equity Fund No.2	3,000	2,932	(42)	—	—	—	—	—	—	2,890
Woori Bank-Company K Korea Movie Asset Fund	3,000	2,957	(257)	—	—	—	—	—	—	2,700
Well to Sea No.3 Private Equity Fund	101,992	182,309	22,546	—	(508)	(517)	(6,437)	—	—	197,393
Partner One Value Up Ist Private Equity Fund	10,000	—	(52)	10,000	—	—	—	—	—	9,948
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership	4,426	—	—	4,426	—	—	—	—	—	4,426
Crevisse Raim Impact 1st Startup Venture Specialist Private Equity Fund	3,025	—	—	3,025	—	—	—	—	—	3,025
Nomura-Rifa Private Real Estate Investment Trust No.17	1,000	939	(152)	—	—	—	—	—	—	787
Uri Hanhwa Eureka Private Equity Fund	350	—	(11)	350	—	—	—	—	—	339

	621,299	417,051	3,196	48,272	(93,005)	(1,170)	(13,144)	(177)	743	361,766

(*)	The amount transferred from the investments in joint ventures and associates to financial assets at FVTOCI is 83,286 million Won.

	For the year ended December 31, 2019
	Acquisition cost	January 1, 2019	Share of profits (losses)	Acquisition	Disposal/ Reclassification	Dividends	Change in capital	December 31, 2019
W Service Networks Co., Ltd.	108	157	31	—	—	(2)	—	186
Korea Credit Bureau Co., Ltd.	3,313	6,790	190	—	—	(135)	—	6,845
Korea Finance Security Co., Ltd.	3,267	3,456	(169)	—	—	—	—	3,287
Chin Hung International Inc.	130,779	44,741	6,426	—	—	—	9	51,176
Saman Corporation	8,521	1,014	(198)	—	—	—	33	849
Woori Growth Partnerships New Technology Private Equity Fund	18,666	25,091	1,466	309	(7,490)	(164)	—	19,212
2016KIF-IMM Woori Bank Technology Venture Fund	12,385	15,300	1,193	—	(2,615)	—	1,263	15,141
K BANK Co., Ltd.	73,150	43,709	(18,233)	5,807	—	—	(29)	31,254
Smart Private Equity Fund No.2	2,915	2,890	(41)	—	(85)	—	—	2,764
Woori Bank-Company K Korea Movie Asset Fund	3,000	2,700	623	—	—	—	—	3,323
Well to Sea No.3 Private Equity Fund	101,483	197,393	30,343	—	—	(18,836)	123	209,023
Partner One Value Up I Private Equity Fund	10,000	9,948	(40)	—	—	—	—	9,908
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership	4,576	4,426	—	150	—	—	—	4,576
Crevisse Raim Impact 1st Startup Venture Specialist Private Equity Fund	4,375	3,025	—	1,350	—	—	—	4,375
Woori-Shinyoung Growth-Cap Private Equity Fund I	12,665	—	(824)	12,665	—	—	—	11,841
LOTTE CARD Co.,Ltd	346,000	—	63,444	346,000	—	—	—	409,444
Woori-Q Corporate Restructuring Private Equity Fund	6,129	—	(83)	6,129	—	—	—	6,046
PCC-Woori LP Secondary Fund	2,525	—	—	2,525	—	—	—	2,525
Nomura-Rifa Private Real Estate Investment Trust No.17	1,000	787	(136)	—	(651)	—	—	—
Uri Hanhwa Eureka Private Equity Fund	350	339	3	—	—	—	—	342
Godo Kaisha Oceanos 1	10,870	—	2	10,870	(15)	(105)	200	10,952
Japanese Hotel Real Estate Private Equity Fund 2	3,291	—	—	3,291	—	—	—	3,291

	759,368	361,766	83,997	389,096	(10,856)	(19,242)	1,599	806,360

	For the year ended December 31, 2020
	Acquisition cost	January 1, 2020	Share of profits (losses)	Acquisition	Disposal/ Reclassification	Dividends	Business combination	Change in capital	December 31, 2020
W Service Networks Co., Ltd.	108	186	7	—	—	(3)	—	1	191
Korea Credit Bureau Co., Ltd.	3,313	6,845	1,370	—	—	(90)	—	—	8,125
Korea Finance Security Co., Ltd.	3,267	3,287	(221)	—	—	—	—	—	3,066
Chin Hung International Inc.	—	51,176	(742)	—	(50,411)	—	—	(23)	—
Saman Corporation	—	849	(432)	—	(466)	—	—	49	—
Woori Growth Partnerships New Technology Private Equity Fund	16,938	19,212	(2,240)	—	(1,728)	(212)	—	—	15,032
2016KIF-IMM Woori Bank Technology Venture Fund	11,893	15,141	1,240	—	(492)	(1,088)	—	(1,563)	13,238
K BANK Co., Ltd.	236,232	31,254	(18,334)	163,082	—	—	—	(1,905)	174,097
Smart Private Equity Fund No.2	2,915	2,764	(1,283)	—	—	—	—	—	1,481
Woori Bank-Company K Korea Movie Asset Fund	2,100	3,323	365	—	(900)	—	—	—	2,788
Well to Sea No.3 Private Equity Fund	—	209,023	87,180	—	(117,170)	(178,355)	—	(678)	—
Partner One Value Up I Private Equity Fund	10,000	9,908	(75)	—	—	—	—	(17)	9,816
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership	9,756	4,576	—	5,720	(540)	—	—	—	9,756
Crevisse Raim Impact 1st Startup Venture Specialist Private Equity Fund	4,130	4,375	—	75	(321)	—	—	—	4,129
Woori-Shinyoung Growth-Cap Private Equity Fund I	32,480	11,841	7,366	31,363	(12,124)	(104)	—	—	38,342
LOTTE CARD Co.,Ltd	346,810	409,444	19,692	810	—	(5,710)	—	(1,404)	422,832
Woori-Q Corporate Restructuring Private Equity Fund	23,146	6,046	(159)	17,017	—	—	—	—	22,904
PCC-Woori LP Secondary Fund	7,575	2,525	554	5,049	—	—	—	—	8,128
Force TEC Co., Ltd.	—	—	1,542	—	—	—	—	(1,149)	393
Together-Korea Government Private Pool Private Securities Investment Trust No.3	10,000	—	23	100,000	(90,000)	—	—	—	10,023
Genesis Environmental Energy Company 1st Private Equity Fund	3,738	—	241	4,084	(346)	—	—	—	3,979
Union Technology Finance Investment Association	4,500	—	(15)	4,500	—	—	—	—	4,485
Uri Hanhwa Eureka Private Equity Fund	350	342	61	—	—	—	—	—	403
Godo Kaisha Oceanos 1	10,800	10,952	7	—	—	(850)	—	84	10,193
Japanese Hotel Real Estate Private Equity Fund 2	3,291	3,291	283	—	—	(154)	—	(186)	3,234
Woori High plus G.B. Securities Feeder Fund1(G.B.)	6,000	—	49	6,141	—	—	—	(114)	6,076
Woori G Senior Loan No.1	51,959	—	343	51,959	—	(257)	—	—	52,045
Woori G Clean Energy No.1	1,015	—	9	1,015	—	—	—	—	1,024
Woori Goseong Power EBL Private Special Asset Fund	14,915	—	611	14,915	—	(408)	—	—	15,118

	For the year ended December 31, 2020
	Acquisition cost	January 1, 2020	Share of profits (losses)	Acquisition	Disposal/ Reclassification	Dividends	Business combination	Change in capital	December 31, 2020
Woori Seoul Beltway Private Special Asset Fund	5,590	—	97	5,591	—	(75)	—	—	5,613
AJU TAERIM 1st Fund	1,100	—	(6)	—	—	—	289	—	283
Portone-Cape Fund No.1	1,000	—	—	—	—	—	960	—	960
KIWOOM PE AJU Investment Fund	1,000	—	(6)	1,000	—	—	—	—	994
Woori FirstValue Private Real Estate Fund No.2	9,000	—	1,184	—	—	—	—	946	2,130
Woori Star50 Master Fund ClassC-F	200	—	(16)	200	—	—	—	—	184
JC Assurance No.2 Private Equity Fund	29,050	—	—	29,050	—	—	—	—	29,050
Dream Company Growth no.1 PEF	7,705	—	—	7,705	—	—	—	—	7,705
HMS-Oriens 1st Fund	12,000	—	—	12,000	—	—	—	—	12,000
Woori High Plus Short-term High Graded ESG Bond Sec Feeder Inv Trust 1	91,092	—	2,382	91,092	—	—	—	—	93,474

	974,968	806,360	101,077	552,368	(274,498)	(187,306)	1,249	(5,959)	993,291

(3)	Summary financial information relating to investments in associates accounted for using the equity method of accounting is as follows (Unit: Korean Won in millions):

	December 31, 2019
	Assets	Liabilities	Operating revenue	Net income (loss)
W Service Networks Co., Ltd.	5,742	1,969	17,572	1,322
Korea Credit Bureau Co., Ltd.	96,855	30,289	91,200	1,480
Korea Finance Security Co., Ltd.	32,574	10,660	61,939	(1,265)
Chin Hung International Inc.	335,147	229,764	499,152	26,617
Saman Corporation	92,206	66,184	91,088	(485)
Woori Growth Partnerships New Technology Private Equity Fund	83,583	330	7,866	6,355
2016KIF-IMM Woori Bank Technology Venture Fund	72,768	343	8,939	7,462
K BANK Co., Ltd.	2,679,968	2,464,168	84,928	(89,779)
Smart Private Equity Fund No.2	13,872	51	2	(204)
Woori Bank-Company K Korea Movie Asset Fund	13,294	2	4,532	2,492
Well to Sea No.3 Private Equity Fund	7,073,363	6,470,540	524,319	48,357
Partner One Value Up I Private Equity Fund	42,602	—	457	(175)
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership	21,208	691	766	(676)
Crevisse Raim Impact 1st Startup Venture Specialist Private Equity Fund	16,939	124	10	(494)
Woori-Shinyoung Growth-Cap Private Equity Fund I	37,642	620	2	(2,679)
LOTTE CARD Co.,Ltd(*)	12,936,977	10,659,889	1,366,512	42,538
Woori-Q Corporate Restructuring Private Equity Fund	15,975	823	—	(823)
PCC-Woori LP Secondary Fund	6,498	—	—	(2)
Uri Hanhwa Eureka Private Equity Fund	41,950	236	41	(436)
Godo Kaisha Oceanos 1	70,869	47,960	778	119
Japanese Hotel Real Estate Private Equity Fund 2	16,561	6	—	(600)

(*)	The amount is after reflecting the fair value adjustment that occurred when acquiring the shares and the adjustments that occurred by difference of accounting policies with the Group.

	December 31, 2020
	Assets	Liabilities	Operating revenue	Net income (loss)
W Service Networks Co., Ltd.	6,305	2,448	18,525	1,197
Korea Credit Bureau Co., Ltd.	117,077	37,599	107,810	13,391
Korea Finance Security Co., Ltd.	36,978	16,536	60,599	(1,985)
Woori Growth Partnerships New Technology Private Equity Fund	65,390	252	1,589	(9,601)
2016KIF-IMM Woori Bank Technology Venture Fund	64,109	1,198	7,425	6,201
K BANK Co., Ltd.	4,040,051	3,530,074	68,144	(83,989)
Smart Private Equity Fund No.2	13,667	51	1	(204)
Woori Bank-Company K Korea Movie Asset Fund	11,273	119	1,926	1,461
Well to Sea No.3 Private Equity Fund	22,001	3,102	610,535	16,061
Partner One Value Up I Private Equity Fund	42,205	—	308	(329)
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership	46,542	655	1,024	(411)
Crevisse Raim Impact 1st Startup Venture Specialist Private Equity Fund	15,747	—	284	(85)
Woori-Shinyoung Growth-Cap Private Equity Fund I	110,452	825	23,875	21,106
LOTTE CARD Co.,Ltd(*)	14,578,716	12,238,805	1,255,593	78,781
Woori-Q Corporate Restructuring Private Equity Fund	58,355	433	206	(1,590)
PCC-Woori LP Secondary Fund	20,927	4	2,082	1,425
Force TEC Co., Ltd.	47,077	45,552	25,914	(415)
Together-Korea Government Private Pool Private Securities Investment Trust No.3	10,025	1	187	23
Genesis Environmental Energy Company 1st Private Equity Fund	16,192	118	1,400	974
Union Technology Finance Investment Association	15,151	51	1	(50)
Uri Hanhwa Eureka Private Equity Fund	50,382	235	8,150	7,676
Godo Kaisha Oceanos 1	66,793	45,472	1,425	14
Japanese Hotel Real Estate Private Equity Fund 2	16,293	15	1,359	1,271
Woori High plus G.B. Securities Feeder Fund1(G.B.)	27,870	—	148	148
Woori G Senior Loan No.1	240,414	15	1,721	1,584
Woori G Clean Energy No.1	3,496	1	33	32
Woori Goseong Power EBL Private Special Asset Fund	90,728	21	3,060	2,969
Woori Seoul Beltway Private Special Asset Fund	22,452	1	352	323
AJU TAERIM 1st Fund	1,192	86	—	(22)
Portone-Cape Fund No.1	4,800	—	—	—
KIWOOM PE AJU Investment Fund	10,986	57	—	(71)
Woori FirstValue Private Real Estate Fund No.2	20,220	2,467	9	(9)
Woori Star50 Master Fund ClassC-F	1,011	246	11	11
JC Assurance No.2 Private Equity Fund	98,431	13	—	(732)
Dream Company Growth no.1 PEF	28,727	43	—	(116)
HMS-Oriens 1st Fund	52,685	53	90	20
Woori High Plus Short-term High Graded ESG Bond Sec Feeder Inv Trust 1	402,015	—	10,727	10,727

(*)	The amount is after reflecting the fair value adjustment that occurred when acquiring the shares and the adjustments that occurred by difference of accounting policies with the Group.

(4)	The entities that the Group has not applied equity method of accounting although the Group’s ownership interest is more than 20% as of December 31, 2019 and 2020 are as follows:

	December 31, 2019
Associate(*)	Number of shares owned	Ownership (%)
Orient Shipyard Co., Ltd.	464,812	21.4
Saenuel Co., Ltd.	3,531	37.4
E Mirae Tech Co., Ltd.	7,837	41.8
Jehin Trading Co., Ltd.	83,056	27.7
The Season Company Co., Ltd.	18,283	30.3
Yuil PESC Co., Ltd.	8,642	24.0
CL Tech Co., Ltd.	13,759	38.6

(*)

Even though the Group’s ownership interest of the entity is more than 20%, the Group does not have significant influence over the entity since it is going through work-out process under receivership, thus it is excluded from the investment in joint ventures and associates.

	December 31, 2020
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

(5)

As of December 31, 2018, 2019 and 2020, the reconciliations from the net assets of the associates to the book value of the shares of the investment in joint ventures and associates are as follows (Unit: Korean Won in millions except for ownership):

	December 31, 2018
	Total net asset	Ownership (%)	Ownership portion of net assets	Basis difference	Impairment	Intercompany transaction	Book value
W Service Network Co., Ltd.	3,180	4.9	157	—	—	—	157
Korea Credit Bureau Co., Ltd.	66,009	9.9	6,544	246	—	—	6,790
Korea Finance Security Co., Ltd.	23,041	15.0	3,456	—	—	—	3,456
Chin Hung International Inc.(*)	79,793	25.3	20,192	24,565	—	(16)	44,741
Saman Corporation	27,805	9.2	2,556	5,373	(6,915)	—	1,014
Woori Growth Partnerships New Technology Private Equity Fund	108,727	23.1	25,091	—	—	—	25,091
2016KIF-IMM Woori Bank Technology Venture Fund	73,219	20.0	14,644	—	—	656	15,300
K BANK Co., Ltd.(*)	290,597	14.1	40,984	2,725	—	—	43,709
Smart Private Equity Fund No.2	14,451	20.0	2,890	—	—	—	2,890
Woori Bank-Company K Korea Movie Asset Fund	10,800	25.0	2,700	—	—	—	2,700
Well to Sea No.3 Private Equity Fund(*)	396,248	50.0	198,027	—	—	(634)	197,393
Partner One Value Up Ist Private Equity Fund	42,776	23.3	9,948	—	—	—	9,948
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership	20,443	20.0	4,089	—	—	337	4,426
Crevisse Raim Impact 1st Startup Venture Specialist Private Equity Fund	11,909	25.0	2,977	—	—	48	3,025
Nomura-Rifa Private Real Estate Investment Trust No.17	4,019	19.4	780	—	—	7	787
Uri Hanhwa Eureka Private Equity Fund	42,151	0.8	339	—	—	—	339

(*)	The net asset equity amount is after the debt-for-equity swap.

	December 31, 2019
	Total net asset	Ownership (%)	Ownership portion of net assets	Basis difference	Impairment	Intercompany transaction	Book value
W Service Networks Co., Ltd.	3,773	4.9	186	—	—	—	186
Korea Credit Bureau Co., Ltd.	66,566	9.9	6,597	246	—	2	6,845
Korea Finance Security Co., Ltd.	21,914	15.0	3,287	—	—	—	3,287
Chin Hung International Inc.(*1)	105,383	25.3	26,646	24,565	—	(35)	51,176
Saman Corporation(*2)	26,022	9.2	2,391	5,373	(6,915)	—	849
Woori Growth Partnerships New Technology Private Equity Fund	83,253	23.1	19,215	—	—	(3)	19,212
2016KIF-IMM Woori Bank Technology Venture Fund	72,425	20.0	14,485	—	—	656	15,141
K BANK Co., Ltd.(*1)(*2)	215,800	14.5	31,248	3,634	(3,634)	6	31,254
Smart Private Equity Fund No.2	13,821	20.0	2,764	—	—	—	2,764
Woori Bank-Company K Korea Movie Asset Fund	13,292	25.0	3,323	—	—	—	3,323
Well to Sea No.3 Private Equity Fund(*1)	418,250	50.0	209,041	—	—	(18)	209,023
Partner One Value Up Ist Private Equity Fund	42,602	23.3	9,909	—	—	(1)	9,908
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership	20,517	20.0	4,103	—	—	473	4,576
Crevisse Raim Impact 1st Startup Venture Specialist Private Equity Fund	16,815	25.0	4,204	—	—	171	4,375
Woori-Shinyoung Growth-Cap Private Equity Fund I	37,022	31.9	11,841	—	—	—	11,841
LOTTE CARD Co., Ltd(*1)	2,047,220	20.0	409,444	—	—	—	409,444
Woori-Q Corporate Restructuring Private Equity Fund	15,152	38.4	5,813	—	—	233	6,046
PCC-Woori LP Secondary Fund	6,498	38.8	2,524	—	—	1	2,525
Uri Hanhwa Eureka Private Equity Fund	41,714	0.8	342	—	—	—	342
Godo Kaisha Oceanos 1	22,909	47.8	10,952	—	—	—	10,952
Japanese Hotel Real Estate Private Equity Fund 2	16,555	19.9	3,291	—	—	—	3,291

(*1)	The net asset equity amount is after the debt-for-equity swap, non-controlling etc.
(*2)	As a result of conducting an impairment test on the investment stocks of the related companies, the recoverable value was less than the carrying amount and thus the impairment loss was recognized.

	December 31, 2020
	Total net asset	Ownership (%)	Ownership portion of net assets	Basis difference	Impairment	Intercompany transaction	Book value
W Service Networks Co., Ltd.	3,857	4.9	191	—	—	—	191
Korea Credit Bureau Co., Ltd.	79,478	9.9	7,876	246	—	3	8,125
Korea Finance Security Co., Ltd.	20,442	15.0	3,066	—	—	—	3,066
Woori Growth Partnerships New Technology Private Equity Fund	65,138	23.1	15,034	—	—	(2)	15,032
2016KIF-IMM Woori Bank Technology Venture Fund	62,911	20.0	12,582	—	—	656	13,238
K BANK Co., Ltd.(*1)(*2)	509,978	26.2	133,614	44,117	(3,634)	—	174,097
Smart Private Equity Fund No.2(*2)	13,616	20.0	2,723	—	(1,242)	—	1,481
Woori Bank-Company K Korea Movie Asset Fund	11,154	25.0	2,788	—	—	—	2,788
Well to Sea No.3 Private Equity Fund(*3)	18,899	50.0	—	—	—	—	—
Partner One Value Up Ist Private Equity Fund	42,205	23.3	9,817	—	—	(1)	9,816
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership	45,888	20.0	9,178	—	—	578	9,756
Crevisse Raim Impact 1st Startup Venture Specialist Private Equity Fund	15,747	25.0	3,937	—	—	192	4,129
Woori-Shinyoung Growth-Cap Private Equity Fund I	109,627	35.0	38,342	—	—	—	38,342
LOTTE CARD Co., Ltd(*1)	2,114,159	20.0	422,832	—	—	—	422,832
Woori-Q Corporate Restructuring Private Equity Fund	57,922	38.4	22,220	—	—	684	22,904
PCC-Woori LP Secondary Fund	20,923	38.8	8,126	—	—	2	8,128
Force TEC	1,526	25.8	393	—	—	—	393
Together-Korea Government Private Pool Private Securities Investment Trust No.3	10,024	100.0	10,024	—	—	(1)	10,023
Genesis Environmental Energy Company 1st Private Equity Fund	16,074	24.8	3,979	—	—	—	3,979
Union Technology Finance Investment Association	15,100	29.7	4,485	—	—	—	4,485
Uri Hanhwa Eureka Private Equity Fund	50,147	0.8	403	—	—	—	403
Godo Kaisha Oceanos 1	21,321	47.8	10,193	—	—	—	10,193
Japanese Hotel Real Estate Private Equity Fund 2	16,278	19.9	3,234	—	—	—	3,234
Woori High plus G.B. Securities Feeder Fund1(G.B.)	27,870	21.8	6,076	—	—	—	6,076
Woori G Senior Loan No.1	240,399	21.7	52,045	—	—	—	52,045
Woori G Clean Energy No.1	3,495	29.3	1,024	—	—	—	1,024
Woori Goseong Power EBL Private Special Asset Fund	90,707	16.7	15,118	—	—	—	15,118
Woori Seoul Beltway Private Special Asset Fund	22,451	25.0	5,613	—	—	—	5,613
AJU TAERIM 1st Fund	1,106	25.6	283	—	—	—	283
Portone-Cape Fund No.1	4,800	20.0	960	—	—	—	960
KIWOOM PE AJU Investment Fund	10,929	9.1	994	—	—	—	994
Woori FirstValue Private Real Estate Fund No.2	17,753	12.0	2,130	—	—	—	2,130
Woori Star50 Master Fund ClassC-F	765	24.5	184	—	—	—	184
JC Assurance No.2 Private Equity Fund	98,418	29.3	29,050	—	—	—	29,050
Dream Company Growth no.1 PEF	28,684	27.8	7,705	—	—	—	7,705
HMS-Oriens 1st Fund	52,632	22.8	12,000	—	—	—	12,000
Woori High Plus Short-term High Graded ESG Bond Sec Feeder Inv Trust 1	402,015	23.3	93,474	—	—	—	93,474

(*1)	The net asset equity amount is after the debt-for-equity swap, non-controlling etc.
(*2)	As a result of conducting an impairment test on the investment stocks of the related companies, the recoverable value was less than the carrying amount and thus the impairment loss was recognized.
(*3)	The estimated recoverable amount of 15,687 million Won at the time of liquidation was classified as receivable.

14.	INVESTMENT PROPERTIES

(1)	Details of investment properties are as follows (Unit: Korean Won in millions):

	December 31, 2019	December 31, 2020
Acquisition cost	299,802	409,702
Accumulated depreciation	(19,563)	(22,152)
Accumulated impairment losses	—	(86)

Net carrying value	280,239	387,464

(2)	Changes in investment properties are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2018	2019	2020
Beginning balance(*)	371,301	178,910	280,239
Acquisition	15,195	70,346	76,588
Disposal	(3,045)	(193)	(353)
Depreciation	(4,045)	(2,225)	(2,689)
Transfer	7,623	32,394	30,431
Classified to assets held for sale	(10,056)	—	—
Foreign currencies translation adjustments	(5)	402	267
Business combination	—	—	10,557
Others	1,228	605	(7,576)

Ending balance	378,196	280,239	387,464

(*)

199,286 million Won was deducted from the beginning net carrying amount for the year 2019, as it was reclassified from the investment properties to premises and equipment in the beginning of the period.

(3)

Fair value of investment properties amounted to 502,305 million Won and 750,659 million Won as of December 31, 2019 and 2020, respectively. The fair value of investment properties has been assessed on the basis of recent similar real estate market price and officially assessed land price in the area of the investment properties, is classified as level 3 on the fair value hierarchy.

(4)

Rental fee earned from investment properties is amounting to 5,080 million Won, 10,106 million Won and 15,190 million Won for the years ended December 31, 2018, 2019 and 2020, respectively. Operating expenses directly related to the investment properties where rental fee was earned is amounting to 4,120 million Won, 3,010 million Won and 2,807 million Won for the years ended December 31, 2018, 2019 and 2020.

(5)	The lease payments expected to be received in the future under lease contracts relating to investment properties as of December 31, 2019 and 2020 are as follows (Unit: Korean Won in millions):

	December 31, 2019	December 31, 2020
Lease payments:
Within a year	6,574	11,553
More than 1 year and within 2 years	4,924	8,403
More than 2 years and within 3 years	4,018	7,545
More than 3 years and within 4 years	3,618	7,154
More than 4 years and within 5 years	3,126	4,312
More than 5 years	241	2,534

Total	22,501	41,501

15.	PREMISES AND EQUIPMENT

(1)	Details of premises and equipment as of December 31, 2019 and 2020 are as follows (Unit: Korean Won in millions):

	December 31, 2019
	Land	Building	Equipment and vehicles	Leasehold improvement	Construction in progress	Structures	Total
Premises and equipment (owned)	1,761,159	802,299	278,016	54,839	1,287	2	2,897,602
Right-of-use asset	—	449,878	17,236	—	—	—	467,114
Carrying value	1,761,159	1,252,177	295,252	54,839	1,287	2	3,364,716

	December 31, 2020
	Land	Building	Equipment and vehicles	Leasehold improvement	Construction in progress	Structures	Total
Premises and equipment (owned)	1,726,045	787,040	268,225	50,085	8,246	2	2,839,643
Right-of-use asset	—	435,132	12,423	—	—	—	447,555
Carrying value	1,726,045	1,222,172	280,648	50,085	8,246	2	3,287,198

(2)	Details of premises and equipment (owned) as of December 31, 2019 and 2020 are as follows (Unit: Korean Won in millions):

	December 31, 2019
	Land	Building	Equipment and vehicles	Leasehold improvement	Construction in progress	Structures	Total
Acquisition cost	1,761,819	1,063,756	1,123,101	463,181	1,287	20	4,413,164
Accumulated depreciation	—	(261,457)	(845,085)	(408,342)	—	(18)	(1,514,902)
Accumulated impairment losses	(660)	—	—	—	—	—	(660)

Net carrying value	1,761,159	802,299	278,016	54,839	1,287	2	2,897,602

	December 31, 2020
	Land	Building	Equipment and vehicles	Leasehold improvement	Construction in progress	Structures	Total
Acquisition cost	1,726,705	1,076,647	1,142,653	478,290	8,246	20	4,432,561
Accumulated depreciation	—	(289,607)	(874,428)	(428,205)	—	(18)	(1,592,258)
Accumulated impairment losses	(660)	—	—	—	—	—	(660)

Net carrying value	1,726,045	787,040	268,225	50,085	8,246	2	2,839,643

(3)	Details of changes in premises and equipment (owned) are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2018
	Land	Building	Equipment and vehicles	Leasehold improvement	Construction in progress	Structures	Total
Beginning balance	1,487,278	680,846	180,072	64,787	64,559	3	2,477,545
Acquisitions	1,372	14,701	76,783	17,527	8,285	—	118,668
Disposals	(29)	—	(5,192)	(737)	(187)	—	(6,145)
Depreciation	—	(26,014)	(76,171)	(32,162)	—	—	(134,347)
Classified as held-for-sale	(3,651)	(2,592)	—	—	—	—	(6,243)
Transfer	(2,863)	(4,760)	63,432	—	(63,432)	—	(7,623)
Foreign currencies translation adjustments	(236)	(257)	(69)	323	(126)	—	(365)
Business combination	—	—	969	661	—	—	1,630
Others	—	(12)	189	7,195	—	—	7,372

Ending balance	1,481,871	661,912	240,013	57,594	9,099	3	2,450,492

	For the year ended December 31, 2019
	Land	Building	Equipment and vehicles	Leasehold improvement	Construction in progress	Structures	Total
Beginning balance	1,481,871	661,912	240,013	57,594	9,099	3	2,450,492
Acquisitions	186,303	87,667	119,474	28,788	7,315	—	429,547
Disposals	(3,015)	(2,245)	(1,203)	(2,738)	—	—	(9,201)
Depreciation	—	(30,766)	(87,453)	(27,134)	—	(1)	(145,354)
Classified as held-for-sale	(21)	(74)	—	—	—	—	(95)
Transfer	93,956	83,260	3,670	912	(14,886)	—	166,912
Foreign currencies translation adjustments	880	801	1,459	609	36	—	3,785
Business combination	1,185	74	926	1	—	—	2,186
Others	—	1,670	1,130	(3,193)	(277)	—	(670)

Ending balance	1,761,159	802,299	278,016	54,839	1,287	2	2,897,602

	For the year ended December 31, 2020
	Land	Building	Equipment and vehicles	Leasehold improvement	Construction in progress	Structures	Total
Beginning balance	1,761,159	802,299	278,016	54,839	1,287	2	2,897,602
Acquisitions	3,787	26,972	84,828	26,124	7,751	—	149,462
Disposals	(8,326)	(1,719)	(605)	(688)	—	—	(11,338)
Depreciation	—	(34,572)	(94,388)	(30,579)	—	—	(159,539)
Transfer	(30,847)	(2,048)	118	—	(118)	—	(32,895)
Foreign currencies translation adjustments	(836)	(882)	(1,849)	(830)	(82)	—	(4,479)
Business combination	1,108	81	2,150	437	—	—	3,776
Others	—	(3,091)	(45)	782	(592)	—	(2,946)

Ending balance	1,726,045	787,040	268,225	50,085	8,246	2	2,839,643

(4)	Details of right-of-use assets as of December 31, 2019 and 2020 are as follows (Unit: Korean Won in millions):

	December 31, 2019
	Building	Equipment and vehicles	Total
Acquisition cost	615,201	25,563	640,764
Accumulated depreciation	(165,323)	(8,327)	(173,650)

Net carrying value	449,878	17,236	467,114

	December 31, 2020
	Building	Equipment and vehicles	Total
Acquisition cost	720,417	28,463	748,880
Accumulated depreciation	(285,285)	(16,040)	(301,325)

Net carrying value	435,132	12,423	447,555

(5)	Details of changes in right-of-use assets for the years ended December 31, 2019 and 2020 are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2019
	Building	Equipment and vehicles	Total
Beginning balance	416,828	18,963	435,791
New contracts	251,992	8,306	260,298
Changes in contract	—	—	—
Termination	(3,803)	(178)	(3,981)
Depreciation	(219,743)	(9,984)	(229,727)
Business combination	5,438	114	5,552
Others	(834)	15	(819)

Ending balance	449,878	17,236	467,114

	For the year ended December 31, 2020
	Building	Equipment and vehicles	Total
Beginning balance	449,878	17,236	467,114
New contracts	224,494	6,831	231,325
Changes in contract	10,729	32	10,761
Termination	(18,925)	(574)	(19,499)
Depreciation	(224,946)	(11,716)	(236,662)
Business combination	3,210	381	3,591
Others	(9,308)	233	(9,075)

Ending balance	435,132	12,423	447,555

16.	INTANGIBLE ASSETS

(1)	Details of intangible assets are as follows (Unit: Korean Won in millions):

	December 31, 2019
	Goodwill	Industrial property rights	Development cost	Other intangible assets	Membership deposit	Construction in progress	Total
Acquisition cost	350,682	1,576	517,224	1,036,445	32,583	4,066	1,942,576
Accumulated amortization	—	(884)	(292,031)	(776,305)	—	—	(1,069,220)
Accumulated impairment losses	—	—	—	(25,993)	(3,253)	—	(29,246)

Net carrying value	350,682	692	225,193	234,147	29,330	4,066	844,110

	December 31, 2020
	Goodwill	Industrial property rights	Development cost	Other intangible assets	Membership deposit	Construction in progress	Total
Acquisition cost	334,290	1,810	582,998	1,114,615	39,454	6,669	2,079,836
Accumulated amortization	—	(1,101)	(374,125)	(875,636)	—	—	(1,250,862)
Accumulated impairment losses	—	—	—	(33,534)	(3,363)	—	(36,897)

Net carrying value	334,290	709	208,873	205,445	36,091	6,669	792,077

(2)	Details of changes in intangible assets are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2018
	Goodwill	Industrial property rights	Development cost	Other intangible assets	Membership deposit	Construction in progress	Total
Beginning balance	108,707	539	77,241	158,218	20,685	153,209	518,599
Acquisitions	—	195	20,935	52,044	5,162	97,067	175,403
Disposal	—	—	—	(4,555)	(2,871)	—	(7,426)
Amortization(*)	—	(172)	(46,045)	(87,941)	—	—	(134,158)
Impairment losses	—	—	—	—	674	—	674
Transfer	—	—	188,189	51,672	—	(239,861)	—
Foreign currencies translation adjustments	46,752	—	—	763	—	—	47,515
Business combination	(1,857)	—	—	(392)	(53)	—	(2,302)
Others	—	—	—	(785)	—	—	(785)

Ending balance	153,602	562	240,320	169,024	23,597	10,415	597,520

(*)	Amortization of other intangible assets amounting to 51,770 million Won is included in other operating expenses.

	For the year ended December 31, 2019
	Goodwill	Industrial property rights	Development cost	Other intangible assets	Membership deposit	Construction in progress	Total
Beginning balance	153,602	562	240,320	169,024	23,597	10,415	597,520
Acquisitions	—	318	41,373	100,671	4,931	8,754	156,047
Disposal	—	—	—	—	(675)	—	(675)
Amortization(*)	—	(188)	(64,415)	(63,810)	—	—	(128,413)
Impairment losses	—	—	—	(25,858)	(939)	—	(26,797)
Transfer	—	—	7,915	7,188	—	(15,103)	—
Foreign currencies translation adjustments	10,234	—	—	2,292	60	—	12,586
Business combination	186,846	—	—	44,365	2,143	—	233,354
Others	—	—	—	275	213	—	488

Ending balance	350,682	692	225,193	234,147	29,330	4,066	844,110

(*)	Amortization of other intangible assets amounting to 22,317 million Won is included in other operating expenses.

	For the year ended December 31, 2020
	Goodwill	Industrial property rights	Development cost	Other intangible assets	Membership deposit	Construction in progress	Total
Beginning balance	350,682	692	225,193	234,147	29,330	4,066	844,110
Acquisitions	—	233	53,273	41,329	5,183	3,197	103,215
Disposal	—	—	—	—	(782)	—	(782)
Amortization(*)	—	(216)	(71,620)	(64,822)	—	—	(136,658)
Impairment losses	—	—	—	(7,692)	(99)	—	(7,791)
Transfer	—	—	428	164	—	(592)	—
Foreign currencies translation adjustments	(16,392)	—	—	(2,208)	(15)	(2)	(18,617)
Business combination	—	—	2,403	4,199	2,079	—	8,681
Others	—	—	(804)	328	395	—	(81)

Ending balance	334,290	709	208,873	205,445	36,091	6,669	792,077

(*)	Amortization of other intangible assets amounting to 11,890 million Won is included in other operating expenses.

(3)	Goodwill

1)	Details of allocated goodwill based on each cash-generating unit as of December 31, 2019 and 2020 are as follows (Unit: Korean Won in million):

Cash-generating unit(*1)	December 31, 2019	December 31, 2020
Woori Asset Management Corp.	43,036	43,036
Woori Global Asset Management Co., Ltd.	2,030	2,030
Woori Asset Trust Co., Ltd.	141,780	141,780
PT Bank Woori Saudara Indonesia 1906 Tbk(*2)	106,173	92,831
WB Finance Co., Ltd(*3)	49,374	47,924
Others	8,289	6,689

Total	350,682	334,290

(*1)

Allocated to the cash-generating unit that will benefit from the synergy effect of the business combination, and the cash-generating unit is generally comprised of the operating segment or sub-sectors.

(*2)	The Group has acquired Saudara Bank to expand retail sales in Indonesia, and recognized the goodwill as it is expected to strengthen the competitiveness by securing a local sales network in Indonesia.
(*3)	The Group has acquired VisionFund Cambodia to expand Cambodian retail sales, and recognized goodwill based on the economies of scale and acquired customer base.

2)	Impairment test

The recoverable amount of the cash-generating unit is measured at larger amount among the fair value less costs to sell or the value to use.

The net fair value is calculated by deducting costs of disposal from the amount received from the sale of the cash-generating unit in an arm’s length transaction between the parties with reasonable judgment and willingness to negotiate. In case of difficulty in measuring this amount, the sale amount of a similar cash-generating unit in the past market is calculated by reflecting the characteristics of the cash-generating unit. If reliable information related to fair value less costs to sell is not available, value in use is considered as recoverable amount. Value in use is the present value of future cash flows expected to be generated by the cash-generating unit. Future cash flows are estimated based on the latest financial budget approved by the management, with an estimated period of up to five years. The Group applied 0.0%—1.0% growth rate to estimate future cash flow for the period over five years. The main assumptions used to estimate cash flows are about the size of the market and the share of the group. The appropriate discount rate for discounting future cash flows is the pre-tax discount rate, including assumptions about risk-free interest rates, market risk premium, and systemic risk of cash-generating units. The impairment test, which compares the carrying amount and recoverable amount of the cash-generating unit to which goodwill has been allocated, is conducted every year and every time an impairment sign occurs.

Category	Woori Asset Trust Co., Ltd.	Woori Asset Management Corp.	Woori Global Asset Management Co., Ltd	PT Bank Woori Saudara Indonesia 1906 Tbk	WB Finance Co., Ltd
Discount rate (%)	19.68	15.24	14.89	11.41	16.1
Terminal growth rate (%)	1.0	1.0	1.0	0.0	0.0
Recoverable amount	285,319	129,877	55,346	573,559	196,977
Carrying amount	238,857	126,522	30,475	571,704	142,224

As a result of the impairment test on goodwill, it is determined that the carrying amount of the cash-generating unit to which the goodwill has been allocated will not exceed the recoverable amount.

3)	Sensitivity analysis

The sensitivity of the fair values of Woori Asset Trust Co., Ltd., Woori Asset Management Corp., Woori Global Asset Management Co., Ltd,, PT Bank Woori Saudara Indonesia 1906 Tbk and WB Finance Co., Ltd to 1.0%p changes in discount rate and terminal growth rate that are significant but unobservable inputs used in measuring fair values is as follows (Unit: Korean Won in millions):

Category		Woori Asset Trust Co., Ltd.	Woori Asset Management Corp.	Woori Global Asset Management Co., Ltd	PT Bank Woori Saudara Indonesia 1906 Tbk	WB Finance Co., Ltd
Discount rate (%)	Increase by 1.0% point	(23,618)	(7,211)	(3,623)	(49,650)	(14,117)
	Decrease by 1.0% point	27,210	8,629	4,393	59,328	16,053
Terminal growth rate (%)	Increase by 1.0% point	13,798	5,033	2,660	38,031	7,904
	Decrease by 1.0% point(*)	(12,008)	(4,221)	(2,203)	—	—

(*)	In the case of PT Bank Woori Saudara Indonesia 1906 Tbk and WB Finance Co., Ltd, declining cases are excluded from the analysis as the permanent growth rate was assumed to be 0%.

17.	ASSETS HELD FOR SALE

Assets held for distribution (sale) are as follows (Unit: Korean Won in millions):

Assets(*)	December 31, 2019	December 31, 2020
Premises and equipment	94	2,130
Investments of associates	—	50,411
Others	10,462	7,461

Total	10,556	60,002

(*)	The Group classifies assets as held for sale that are highly likely to be sold within one year from December 31, 2019 and December 31, 2020.

The Group measured assets held for sale at the lower of their net fair value or carrying amount.

The Group has decided to sell some of the premises and equipment through internal consultation during the current term and classifies the premises as non-current assets held for sale. The asset is expected to be sold within 12 months, and the premises and equipment that was scheduled to be sold at the end of the prior term has been sold and removed. In addition, the investment assets of the associates, which are counted as assets held for sale as of the end of the current term, are likely to be sold within one year of the end of the current term according to the management’s decision. On the other hand, other assets that are expected to be sold as of the end of the current term are classified as assets held for sale since they are expected to be sold within one year due to the possibility of being sold as buildings and land acquired through auction.

18. ASSETS SUBJECT TO LIEN AND ASSETS ACQUIRED THROUGH FORECLOSURES

(1)	Assets subjected to lien are as follows (Unit: Korean Won in millions):

		December 31, 2019
		Collateral given to	Amount	Reason for collateral
Financial assets at FVTPL	Korean treasury and government bonds and others	Nonghyup bank	19,720	Related to bonds sold under repurchase agreements(*)
	Korean corporate debt securities	Kookmin bank and others	168,327	Related to bonds sold under repurchase agreements(*)
	Korean corporate debt securities	Eugene investment & futures co., Ltd.	3,008	Collateral for futures transaction
	Korean financial institutions’ debt securities and others	Nonghyup bank and others	219,938	Related to bonds sold under repurchase agreements(*)
Financial assets at FVTOCI	Korean financial institutions’ debt securities and others	The BOK and others	5,127,383	Settlement risk and others
	Foreign financial institutions’ debt securities	Spain BBVA and others	56,975	Related to bonds sold under repurchase agreements(*)
	Korean corporate debt securities	Nonghyup bank and others	9,042	Collateral for futures transaction
Securities at amortized cost	Korean treasury and government bonds	Korea Securities Depository	5,570	Related to bonds sold under repurchase agreements(*)
	Korean treasury and government bonds and others	The BOK and others	6,190,630	Settlement risk and others
	Foreign financial institutions’ debt securities	NATIXIS and others	37,271	Related to bonds sold under repurchase agreements(*)
Loan at amortized cost and other financial assets	Due from banks in local currency	Branch of IBK at Phnom Penh and others	11,352	Collateral deposits for local currency borrowings
	Due from banks in local currency	Daishin AMC and others	1,500	Right of pledge
	Other due from banks in local currency	Samsung Securities Co., Ltd. and others	17,345	Margin deposit for futures or option
	Other due from banks in foreign currencies	Korea Investment & Securities Co., Ltd. and others	180,919	Foreign margin deposit for future or option and others
	Foreign currency loans	Industrial and Commercial Bank of China	82,594	Related to bonds sold under repurchase agreements(*)
Premises and equipment	Land and building	Credit Counselling & Recovery Service and others	689	Right to collateral and others

		Total	12,132,263

(*)

The Group has the agreements to repurchase the sold assets at the predetermined price or the price that includes the rate of return and to provide the guarantee on the assets. The transferee has the right to sell or to provide as guarantee. Therefore, the Group does not derecognize the assets, but recognizes the relevant amounts as liability (bonds sold under repurchase agreements). The asset is equivalent to a mortgage-backed debt security.

		December 31, 2020
		Collateral given to	Amount	Reason for collateral
Financial assets at FVTPL	Korean treasury and government bonds and others	Kookmin bank and others	259,835	Related to bonds sold under repurchase agreements(*)
	Korean treasury and government bonds and others	Korea Securities Depository	157,021	Securities borrowing collateral
	Korean treasury and government bonds and others	Shinhan Investment Corp.	42,428	Collateral for futures transaction
	Korean financial institutions’ debt securities and others	Korea Securities Depository	148,961	Securities borrowing collateral
	Korean financial institutions’ debt securities and others	Kookmin bank and others	150,496	Related to bonds sold under repurchase agreements(*)
	Korean financial institutions’ debt securities and others	TIMEFOLIO Co., Ltd.	19,958	Collateral for futures transaction
Financial assets at FVTOCI	Korean treasury and government bonds and others	Korea Securities Depository	473	Related to bonds sold under repurchase agreements(*)
	Korean financial institutions’ debt securities and others	The BOK and others	1,621,941	Settlement risk and others
	Foreign financial institutions’ debt securities	STANDARD BANKLONDON LTD	137,842	Related to bonds sold under repurchase agreements(*)
Securities at amortized cost	Korean treasury and government bonds and others	The BOK and others	8,111,193	Settlement risk and others
	Foreign financial institutions’ debt securities	NATIXIS and others	40,987	Related to bonds sold under repurchase agreements(*)
	Foreign financial institutions’ debt securities	Federal Reserve Bank	14,377	Related to the borrowing limit
Loan at amortized cost and other financial assets	Due from banks in local currency	Daishin AMC Co., Ltd. and others	1,500	Right of pledge
	Other due from banks in local currency	Samsung Securities Co., Ltd. and others	39,005	Margin deposit for futures or option
	Other due from banks in local currency	Korea Federation of Savings Banks	47,805	Domestic exchange business
	Other due from banks in foreign currencies	JPMORGAN CHASE BANK and others	755,177	Collateral for CSA and others
	Foreign currency loan	Industrial and Commercial Bank of China	50,088	Related to bonds sold under repurchase agreements(*)
	Mortgage loan	Public offering	3,190,889	Related to covered bonds
Investment property	Land and building	Credit Counselling & Recovery Service and others	5,676	Right to collateral and others
Premises and equipment	Land and building	Credit Counselling & Recovery Service and others	1,969	Right to collateral and others

		Total	14,797,621

(*)

The Group has the agreements to repurchase the sold assets at the predetermined price or the price that includes the rate of return and to provide the guarantee on the assets. The transferee has the right to sell or to provide as guarantee. Therefore, the Group does not derecognize the assets, but recognizes the relevant amounts as liability (bonds sold under repurchase agreements). The asset is equivalent to a mortgage-backed debt security.

(2)	As of December 31, 2019 and 2020, assets acquired through foreclosures are as follows (Unit: Korean Won in millions):

	December 31, 2019	December 31, 2020
Investment properties
Land	—	5,425
Other assets
Land for non-business use	27	10,684
Building for non-business use	—	1,966
Movables for non-business use	—	155
Real estate assessment provision for non-business use	(27)	(670)
Sub-total	—	12,135
Assets held for sale
Land	5,143	5,477
Building	4,742	3,568
Others	577	546
Sub-total	10,462	9,591

Total	10,462	27,151

(3)	Securities loaned are as follows (Unit: Korean Won in millions):

		December 31, 2019	December 31, 2020	Loaned to
Financial assets at FVTOCI	Korean treasury and government bonds	80,737	100,345	Korea Securities Finance Corporation

Securities loaned are lending of specific securities to borrowers who agree to return the same amount of the same security at the end of lending period, and therefore the Group did not derecognize from the consolidated financial statements.

(4)	Collaterals held that can be disposed and re-subjected to lien regardless of defaults of counterparties

Fair values of collaterals held that can be disposed and re-subjected to lien regardless of defaults of counterparties as of December 31, 2019 and 2020 are as follows (Unit: Korean Won in millions):

	December 31, 2019
	Fair values of collaterals	Fair values of collaterals were disposed or re-subjected to lien
Securities	9,340,517	—

	December 31, 2020
	Fair values of collaterals	Fair values of collaterals were disposed or re-subjected to lien
Securities	10,573,982	—

19. OTHER ASSETS

Details of other assets are as follows (Unit: Korean Won in millions):

	December 31, 2019	December 31, 2020
Lease assets	—	1,116,175
Prepaid expenses	135,010	170,820
Advance payments	78,306	28,256
Assets for non-business use	—	12,135
Others	20,330	21,608

Total	233,646	1,348,994

20. FINANCIAL LIABILITIES AT FVTPL

(1)	Financial liabilities at FVTPL are as follows (Unit: Korean Won in millions):

	December 31, 2019	December 31, 2020
Financial instruments at fair value through profit or loss measured at fair value	2,870,676	6,794,192
Financial liabilities at fair value through profit or loss designated as upon initial recognition	87,626	19,630

Total	2,958,302	6,813,822

(2)	Financial liabilities at fair value through profit or loss measured at fair value are as follows (Unit: Korean Won in millions):

	December 31, 2019	December 31, 2020
Deposits
Gold banking liabilities	27,530	49,279
Borrowings
Securities sold	—	285,026
Derivative liabilities	2,843,146	6,459,887

Total	2,870,676	6,794,192

(3)	Financial liabilities at fair value through profit or loss designated as upon initial recognition as of December 31, 2019 and 2020 are as follows (Unit: Korean Won in millions):

	December 31, 2019	December 31, 2020
Equity-linked securities
Equity-linked securities in short position	87,626	19,630

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

(5)

The difference between carrying amount and maturity amount of financial liabilities at fair value through profit or loss designated as upon initial recognition are as follows (Unit: Korean Won in millions):

	December 31, 2019	December 31, 2020
Carrying amount	87,626	19,630
Nominal amount at maturity	97,503	25,780

Difference	(9,877)	(6,150)

21. DEPOSITS DUE TO CUSTOMERS

Details of deposits due to customers by type are as follows (Unit: Korean Won in millions):

	December 31, 2019	December 31, 2020
Deposits in local currency
Deposits on demand	8,655,228	12,454,024
Deposits at termination	224,115,771	242,397,664
Mutual installment	28,574	26,319
Deposits on notes payables	2,174,995	2,647,492
Deposits on CMA	150,300	110,413
Certificate of deposits	973,625	2,072,389
Other deposits	1,451,470	1,372,461

Sub-total	237,549,963	261,080,762

Deposits in foreign currencies
Deposits in foreign currencies	27,143,710	30,408,762

Present value discount	(8,095)	(12,245)

Total	264,685,578	291,477,279

22. BORROWINGS AND DEBENTURES

(1)	Details of borrowings are as follows (Unit: Korean Won in millions):

	December 31, 2019
	Lenders	Interest rate (%)	Amount
Borrowings in local currency
Borrowings from The BOK	The BOK	0.5 ~ 0.8	1,770,726
Borrowings from government funds	Small Enterprise And Market Service and others	0.0 ~ 2.8	1,844,798
Others	The Korea Development Bank and others	0.0 ~ 5.0	6,070,201

Sub-total			9,685,725

Borrowings in foreign currencies(*)
Borrowings in foreign currencies	The Export-Import Bank of Korea and others	(0.3) ~ 8.3	8,566,872
Offshore borrowings in foreign currencies	HSBC, HKG	3.0	34,734

Sub-total			8,601,606

Bills sold	Others	0.0 ~1.6	9,367
Call money	Bank and others	(0.3) ~ 3.5	133,519
Bonds sold under repurchase agreements	Other financial institutions	1.4 ~ 12.7	569,002
Present value discount			(299)

Total			18,998,920

(*)	Included borrowing in foreign currencies under cash flow hedge amounting to 34,443 million Won as of December 31, 2019.

	December 31, 2020
	Lenders	Interest rate (%)	Amount
Borrowings in local currency
Borrowings from The BOK	The BOK	0.3	2,678,120
Borrowings from government funds	Small Enterprise And Market Service and others	0.0 ~ 5.0	2,155,129
Others	The Korea Development Bank and others	0.0 ~ 5.5	7,255,938

Sub-total			12,089,187

Borrowings in foreign currencies
Borrowings in foreign currencies	JPMorgan Chase & Co. and others	(0.4) ~ 7.3	7,573,722
Bills sold	Others	0.0 ~ 0.9	8,924
Call money	Bank and others	(0.3) ~ 3.8	416,370
Bonds sold under repurchase agreements	Other financial institutions	(0.5) ~ 10.6	657,823
Present value discount			(560)

Total			20,745,466

(2)	Details of debentures are as follows (Unit: Korean Won in millions):

	December 31, 2019		December 31, 2020
	Interest rate (%)	Amount	Interest rate (%)	Amount
Face value of bond(*):
Ordinary bonds	0.0 ~ 4.3	23,207,600	0.8 ~ 4.5	29,623,445
Subordinated bonds	2.1 ~ 5.9	6,732,687	1.9 ~ 5.9	6,955,515
Other bonds	1.2 ~ 17.0	942,421	0.6 ~ 17.0	925,677

Sub-total		30,882,708		37,504,637

Discounts on bonds		(24,653)		(25,279)

Total		30,858,055		37,479,358

(*)

Included debentures under fair value hedge amounting to 3,151,172 million Won and 2,767,208 million Won as of December 31, 2019 and 2020 respectively. Also, debentures under cash flow hedge amounting to 829,082 million Won and 857,531 million Won are included as of December 31, 2019 and 2020 respectively.

23. PROVISIONS

(1)	Details of provisions are as follows (Unit: Korean Won in millions):

	December 31, 2019	December 31, 2020
Asset retirement obligation	66,485	68,402
Provisions for guarantees(*1)	92,486	89,592
Provisions for unused loan commitments	112,554	122,155
Other provisions(*2)	172,455	221,494

Total	443,980	501,643

(*1)	Provisions for guarantees includes provision for financial guarantee of 62,764 million Won and 66,232 million Won as of December 31, 2019 and 2020, respectively.
(*2)	Other provisions consist of provision for litigation, loss compensation and others.

(2)	Changes in provisions for guarantees and unused loan commitments are as follows (Unit: Korean Won in millions):

1) Provisions for guarantees

	For the year ended December 31, 2018
	Stage 1	Stage 2	Stage 3	Total
Beginning balance(*1)	47,132	18,281	127,511	192,924
Transfer to 12-month expected credit loss	92	(92)	—	—
Transfer to expected credit loss for the entire period	(237)	91,008	(90,771)	—
Transfer to credit-impaired financial assets	(38)	(29)	67	—
Provisions used	(20,429)	—	—	(20,429)
Net reversal of unused amount	(4,866)	(75,410)	(25,709)	(105,985)
Others(*2)	23,249	2	—	23,251

Ending balance	44,903	33,760	11,098	89,761

(*1)	The beginning balance was restated in accordance with IFRS 9.
(*2)	Others have occurred as a result of new financial guarantee contract valued at initial fair value.

	For the year ended December 31, 2019
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	44,903	33,760	11,098	89,761
Transfer to 12-month expected credit loss	13,568	(13,568)	—	—
Transfer to expected credit loss for the entire period	(317)	532	(215)	—
Transfer to credit-impaired financial assets	(30)	(32)	62	—
Provisions used	(27,711)	—	—	(27,711)
Net provision (reversal) of unused amount	(14,400)	5,611	4,437	(4,352)
Others(*)	34,788	—	—	34,788

Ending balance	50,801	26,303	15,382	92,486

(*)	Others have occurred as a result of new financial guarantee contract valued at initial fair value.

	For the year ended December 31, 2020
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	50,801	26,303	15,382	92,486
Transfer to 12-month expected credit loss	81	(60)	(21)	—
Transfer to expected credit loss for the entire period	(396)	1,639	(1,243)	—
Transfer to credit-impaired financial assets	(12)	(13)	25	—
Net reversal of unused amount	(1,124)	(11,124)	(6,100)	(18,348)
Business Combination	14,501	—	—	14,501
Others(*)	953	—	—	953

Ending balance	64,804	16,745	8,043	89,592

(*)	Others have occurred as a result of new financial guarantee contract valued at initial fair value.

2) Provisions for unused loan commitment

	For the year ended December 31, 2018
	Stage 1	Stage 2	Stage 3	Total
Beginning balance(*)	75,232	27,875	1,878	104,985
Transfer to 12-month expected credit loss	7,770	(7,396)	(374)	—
Transfer to expected credit loss for the entire period	(2,376)	2,525	(149)	—
Transfer to credit-impaired financial assets	(213)	(1,579)	1,792	—
Net provision (reversal) of unused amount	(5,813)	23,860	(1,521)	16,526
Others	24	—	—	24

Ending balance	74,624	45,285	1,626	121,535

(*)	The beginning balance was restated in accordance with IFRS 9.

	For the year ended December 31, 2019
	Stage1	Stage2	Stage3	Total
Beginning balance	74,624	45,285	1,626	121,535
Transfer to 12-month expected credit loss	11,771	(11,024)	(747)	—
Transfer to expected credit loss for the entire period	(1,813)	1,945	(132)	—
Transfer to credit-impaired financial assets	(213)	(275)	488	—
Net provision (reversal) of unused amount	(19,394)	7,233	3,117	(9,044)
Others	63	—	—	63

Ending balance	65,038	43,164	4,352	112,554

	For the year ended December 31, 2020
	Stage1	Stage2	Stage3	Total
Beginning balance	65,038	43,164	4,352	112,554
Transfer to 12-month expected credit loss	8,006	(7,500)	(506)	—
Transfer to expected credit loss for the entire period	(2,704)	3,299	(595)	—
Transfer to credit-impaired financial assets	(174)	(186)	360	—
Net provision (reversal) of unused amount	(6,653)	16,949	(422)	9,874
Business combination	7	—	—	7
Others	(280)	—	—	(280)

Ending balance	63,240	55,726	3,189	122,155

(3)	Changes in asset retirement obligation for the years ended December 31, 2018, 2019 and 2020, are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2018	2019	2020
Beginning balance	61,872	67,200	66,485
Provisions provided	1,489	2,729	806
Provisions used	(913)	(2,276)	(2,958)
Reversal of provisions unused	(1,038)	(2,926)	(106)
Unwinding of discount	564	435	459
Business combination	—	329	219
Others	5,226	994	3,497

Ending balance	67,200	66,485	68,402

The amount of the asset retirement obligation is the present value of the best estimate of future expected expenditure to settle the obligation—arising from leased premises as of December 31, 2020, discounted by appropriate discount rate. The restoration cost is expected to occur by the end of each premise’s lease period, and the Group has used average lease period of each category of leases terminated during the past years in order to rationally estimate the lease period. In addition, the Group used average amount of actual recovery cost for the past 3 years and the inflation rate for last year in order to estimate future recovery cost.

(4)	Changes in other provisions for the years ended December 31, 2018, 2019 and 2020, are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2018	2019	2020
Beginning balance	58,791	63,637	172,455
Provisions provided	8,384	109,875	232,629
Provisions used	(6,940)	(6,123)	(181,433)
Reversal of provisions unused	(52)	(171)	(2,345)
Foreign currencies translation adjustments	(194)	1,193	606
Transfer	—	—	(344)
Business combination	—	3,820	—
Others	3,648	224	(74)

Ending balance	63,637	172,455	221,494

(5)	Others

1)

The Group has been offering Korean Won settlement services for trade with Korea and Iran; however, the Group has stopped the services for trade in line with U.S. economic sanctions on September 23, 2019. The Group resumed the service humanitarian goods trade only since July 13, 2020. In connection with these services, the Group is currently being investigated by the U.S. government agencies including the U.S. prosecutors (United States Attorney’s Office and New York State Attorney General’s Office) and New York State Financial Supervisory Service as to whether the Group has violated United States laws by participating in prohibited transactions involving the following countries: Iran, Sudan, Syria and Cuba, which have been sanctioned by the U.S. In this regard, the Bureau of Foreign Assets Control concluded its investigation in December 2020 without taking any additional sanctions, but the investigation procedures of the U.S. Public Prosecutors’ Office and the New York State Financial Supervisory Service have yet to be completed.

2)

The Group recognized the provision of the estimated compensation amount related to the miss-selling of the Derivative Linked Fund (DLF) incurred during the previous year and a fine expected to be imposed by the Financial Supervisory Service as the best estimate for the expenditure required to meet its obligations at the end of the reporting period.

3)

For the year ended December 31, 2020, the Group recognized the provisions for the required expenditure as the best estimate to fulfill its obligations as of December 31, 2020 due to the expected losses of clients arising from the delay in the redemption of funds by Lime Asset Management and the dispute settlement by the Financial Supervisory Service. As of December 31, 2020, the provision for this case is 106.8 billion Won and the advance payment is 113.9 billion Won.

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

The Group is exposed to various risks through defined benefit retirement pension plan, and the most significant risks are as follows:

Volatility of asset	The defined benefit obligation was estimated with an interest rate calculated based on blue chip corporate bonds earnings. A deficit may occur if the rate of return of plan assets falls short of the interest rate.

Decrease in profitability of blue chip bonds	A decrease in profitability of blue chip bonds will be offset by some increase in the value of debt securities that the employee benefit plan owns but will bring an increase in the defined benefit obligation.

Risk of inflation	Defined benefit obligations are related to inflation rate; the higher the inflation rate is, the higher the level of liabilities. Therefore, deficit occurs in the system if an inflation rate increases.

(1)	Details of net defined benefit liability are as follows (Unit: Korean Won in millions):

	December 31, 2019	December 31, 2020
Present value of defined benefit obligation	1,442,859	1,610,680
Fair value of plan assets	(1,352,971)	(1,564,101)

Net defined benefit liabilities(*)	89,888	46,579

(*)

Net defined benefit liability of 89,888 million Won and 46,579 million Won as of December 31, 2019 and 2020 is the subtracted amount of the net defined benefit asset of 2,582 million Won 5,658 million Won from the net defined benefit liability of 92,470 million Won and 52,237 million Won.

(2)	Changes in the carrying value of defined benefit obligation are as follows (Unit: Korean Won in millions):

		For the years ended December 31
		2018	2019	2020
	Beginning balance	1,071,170	1,275,020	1,442,859
	Transfer-in / out	—	93	—
	Current service cost	144,394	163,369	174,509
	Interest cost	32,143	32,693	34,653
Remeasurements	Financial assumption	59,429	32,831	(20,838)
	Demographic assumptions	7,728	49,453	4,161
	Experience adjustment	33,697	(33,518)	(4,481)
	Foreign currencies translation adjustments	(3)	179	(55,864)
	Retirement benefit paid	(74,952)	(79,908)	(119)
	Business combination	—	4,674	34,001
	Others	1,414	(2,027)	1,799

	Ending balance	1,275,020	1,442,859	1,610,680

(3)	Changes in the plan assets are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2018	2019	2020
Beginning balance	1,027,906	1,101,911	1,352,971
Transfer-in / out	—	93	—
Interest income	33,825	30,937	34,534
Remeasurements	(14,783)	125	(7,666)
Employer’s contributions	128,926	292,095	211,505
Retirement benefit paid	(71,672)	(76,304)	(52,627)
Business combination	—	6,369	(2,215)
Others	(2,291)	(2,255)	27,599

Ending balance	1,101,911	1,352,971	1,564,101

(4)	Fair value of plan assets as of December 31, 2019 and 2020 are as follows (Unit: Korean Won in millions):

	December 31, 2019	December 31, 2020
Cash and due from banks	1,352,971	1,564,101

Meanwhile, among plan assets, realized returns on plan assets amount to 19,042 million Won, 31,062 million Won and 26,868 million Won for the years ended December 31, 2018, 2019 and 2020, respectively. The contribution expected to be paid in the next accounting year amounts to 170,637 million Won.

(5)

Current service cost, net interest income, loss (gain) on the curtailment or settlement and remeasurements recognized in the consolidated statements comprehensive income are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2018	2019	2020
Current service cost	144,394	163,369	174,509
Net interest income (expense)	(1,682)	1,756	119

Cost recognized in net income	142,712	165,125	174,628

Remeasurements(*)	115,637	48,641	(13,492)

Cost recognized in total comprehensive income	258,349	213,766	161,136

(*)	Amount before tax

Meanwhile, retirement benefits related to defined contribution plans recognized as expenses are 2,437 million Won, 3,297 million Won and 3,827 million Won for the years ended December 31, 2018, 2019 and 2020, respectively.

(6)	Key actuarial assumptions used in net defined benefit liability measurement are as follows:

	December 31, 2018	December 31, 2019	December 31, 2020
Discount rate	2.69%	2.18 ~ 2.50%	2.13% ~ 2.97%
Future wage growth rate	6.18%	1.89 ~ 6.00%	2.05% ~ 7.00%
Mortality rate	Issued by Korea Insurance Development Institute	Issued by Korea Insurance Development Institute	Issued by Korea Insurance Development Institute
Retirement rate	Experience rate for each employment classification	Experience rate for each employment classification	Experience rate for each employment classification

The weighted average maturity of defined benefit liability is a minimum of 6.74 to a maximum 15.00 years.

(7)	The sensitivity to actuarial assumptions used in the assessment of defined benefit obligation is as follows (Unit: Korean Won in millions):

		December 31, 2019	December 31, 2020
Discount rate	Increase by 1% point	(151,104)	(165,754)
	Decrease by 1% point	178,434	195,475
Future wage growth rate	Increase by 1% point	176,169	193,149
	Decrease by 1% point	(152,174)	(167,037)

25. OTHER FINANCIAL LIABILITIES AND OTHER LIABILITIES

Other financial liabilities and other liabilities are as follows (Unit: Korean Won in millions):

	December 31, 2019	December 31, 2020
Other financial liabilities:
Accounts payable	6,131,339	4,028,639
Accrued expenses	2,516,231	2,049,401
Borrowings from trust accounts	3,277,795	2,984,031
Agency business revenue	362,820	466,485
Foreign exchange payables	1,153,457	789,189
Domestic exchange settlement credits	1,261,928	180,251
Lease liabilities	419,045	407,431
Other miscellaneous financial liabilities	2,587,193	3,317,358
Present value discount	(3,041)	(6,968)

Sub-total	17,706,767	14,215,817

Other liabilities:
Unearned income	224,840	254,702
Other miscellaneous liabilities	195,631	219,111

Sub-total	420,471	473,813

Total	18,127,238	14,689,630

26. DERIVATIVES

(1)	Derivative assets and derivative liabilities are as follows (Unit: Korean Won in millions):

	December 31, 2019
		Assets			Liabilities
	Nominal amount	For cash flow hedge	For fair value hedge	For trading	For cash flow hedge	For fair value hedge	For trading
Interest rate:
Futures	124,737	—	—	—	—	—	—
Swaps	150,731,987	—	111,764	300,750	1,323	—	413,195
Purchase options	460,000	—	—	11,888	—	—	—
Written options	395,789	—	—	—	—	—	9,655
Currency:
Futures	1,934	—	—	—	—	—	—
Forwards	113,988,295	—	—	1,447,811	321	—	1,030,246
Swaps	82,125,050	9,367	—	966,181	5,193	—	1,106,423
Purchase options	1,588,746	—	—	18,835	—	—	—
Written options	2,341,179	—	—	—	—	—	9,403
Equity:
Futures	630,562	—	—	—	—	—	—
Forwards	11	—	—	—	—	—	—
Swaps	1,280,436	—	—	1,217	—	—	54,393
Purchase options	8,851,984	—	—	175,221	—	—	—
Written options	8,978,953	—	—	—	—	—	219,831

Total	371,499,663	9,367	111,764	2,921,903	6,837	—	2,843,146

	December 31, 2020
		Assets			Liabilities
	Nominal amount	For cash flow hedge	For fair value hedge	For trading	For cash flow hedge	For fair value hedge	For trading
Interest rate:
Futures	184,413	—	—	—	—	—	—
Swaps	137,057,240	—	174,820	318,545	1,476	28	524,190
Purchase options	330,000	—	—	6,271	—	—	—
Written options	285,440	—	—	—	—	—	5,419
Currency:
Futures	2,546	—	—	—	—	—	—
Forwards	105,146,634	—	—	2,541,957	—	—	2,848,980
Swaps	87,249,320	—	—	3,325,135	63,265	—	2,415,610
Purchase options	1,147,877	—	—	59,329	—	—	—
Written options	1,632,048	—	—	—	—	—	23,271
Equity:
Futures	123,742	—	—	—	—	—	—
Forwards	11	—	—	—	—	—	—
Swaps	269,039	—	—	—	—	—	12,533
Purchase options	9,863,110	—	—	650,505	—	—	—
Written options	10,369,009	—	—	—	—	—	629,884

Total	353,660,429	—	174,820	6,901,742	64,741	28	6,459,887

Derivatives held for trading are classified into financial assets at FVTPL (Note 7) and financial liabilities at FVTPL (Note 20), and derivatives designated for hedging are presented as a separate line item in the consolidated statements of financial position.

(2)	Overview of the Group’s hedge accounting

The hedging relationships the entity applies fair value hedge accounting and cash flow hedge accounting to are affected by interest rate which is related with Interest Rate Benchmark Reform. The interest rates to which the hedging relationships are exposed are USD 3M LIBOR, USD 6M LIBOR and AUD 3M BBSW. The nominal amounts of hedging instruments related to 3M LIBOR, 6M LIBOR and 3M BBSW in the hedging relationships of the Group are USD 1,800,000,000, USD 500,000,000 and AUD 150,000,000, respectively. The entity pays close attention to discussions in the market and industry regarding the applicable alternative benchmark interest rates for the exposed interest rate. The entity judges related uncertainty is expected to be no longer present when the exposed interest rates are replaced by the applicable benchmark interest rates.

1) Fair value hedge

As of the December 31, 2020, the Group has applied fair value hedge on fixed interest rate foreign currency denominated debentures amounting to 2,767,208 million Won. The purpose of the hedging is to avoid fair value volatility risk of fixed interest rate foreign currency denominated debentures derived from fluctuations of market interest rate, and as such the Group entered into interest rate swap agreements designated as hedging instruments.

Pursuant to the interest rate swap agreement, by swapping the calculated difference between the fixed interest rate and floating interest rate applied to the nominal value, the fair value fluctuation risk is hedged as the foreign currency denominated debentures fixed interest rate terms are converted to floating interest rate. Pursuant to the interest rate swap agreement, hedge ratio is determined by matching the nominal value of hedging instrument to the face value of the hedged item.

In this hedging relationship, only the market interest rate fluctuation, which is the most significant part of the fair value change of the hedged item, is designated as the hedged risk, and other risk factors including credit risk are not included in the hedged risk. Therefore, the ineffective portion of the hedge could arise from fluctuations in the timing of the cash flow of the hedged item, price margin set by counterparty of hedging instrument, and unilateral change in credit risk of any party of hedging instrument.

The interest rate swap agreements and the hedged items are subject to fluctuations in the underlying market rate of interest and the Group expects the fair value of the interest rate swap contract and the value of the hedged item to generally change in the opposite direction.

The fair value of the interest rate swap at the end of the reporting period is determined by discounting future cash flows estimated by using the yield curve at the end of the reporting period and the credit risk embedded in the contract and the average interest rate is determined based on the outstanding balance at the end of the reporting period. The variable interest rate applied to the interest rate swap is USD Libor 3M (6M) plus spread and AUD BBSW 3M plus spread. In accordance with the terms of each interest rate swap contract designated as a hedging instrument, the Group receives interest at a fixed interest rate and pays interest at a variable interest rate.

2) Cash Flow Hedge

As of the December 31, 2020, the Group has applied cash flow hedge on local currency denominated debentures amounting to 149,936 million Won, debentures on foreign currency amounting to 707,595 million Won. The Group’s hedging strategies are to ① Mitigate risks of cash flow fluctuation from variable interest rate debentures on local currency due to changes in market interest rate by entering into an interest rate swap contract and thereby designating it as hedging instrument; ② Mitigate the risks of cash flow fluctuation from principal and interest of variable interest rate debentures denominated in foreign currency due to changes in foreign exchange rates and interest rates by entering into a currency swap contract and thereby designating it as hedging instrument; ③ Mitigate the risks of cash flow fluctuation from principal and interest of fixed interest rate debentures denominated in foreign currency due to changes in foreign exchange rates by entering into a currency swap contract and thereby designating it as hedging instrument and ④ Mitigate the risks of cash flow fluctuation in variable interest rate foreign currency borrowings resulting from changes in market interest rates and designate it as a hedging instrument through entering into currency swap contracts and interest rate swap contracts.

This means exchanging a predetermined nominal amount as set forth in the interest rate swap contract adjusted by the differences between the fixed and variable interest rates, which results in the conversion of interest rates of debentures in local currency from variable interest into fixed interest, eliminating the cash flow fluctuation risk.

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

The interest rate swap, currency swap contract and the hedged item are all affected by the changes in market interest rate and foreign exchange rates which are basic factors of the derivative. The Group expects that the value of interest rate swap contract, currency swap contract and value of the hedged item will generally fluctuate in opposite direction.

(3)	The nominal amounts of the hedging instrument are as follows (Unit: USD, AUD, EUR, SGD, JPY and Korean Won in millions):

	December 31, 2019
	1 year or less	1 year to 5 years	More than 5 years	Total
Fair value hedge
Interest rate risk
Interest rate swap (USD)	350,000,000	2,000,000,000	300,000,000	2,650,000,000
Cash flow hedge
Interest rate risk
Interest rate swap (EUR)	—	26,635,556	—	26,635,556
Interest rate swap (KRW)	—	100,000	—	100,000
Foreign currencies translation risk and interest rate risk
Currency swap (USD)	150,000,000	330,000,000	—	480,000,000
Foreign currencies translation risk
Currency swap (SGD)	136,000,000	68,000,000	—	204,000,000
Currency forward (JPY)	49,325,155	1,059,903,932	—	1,109,229,087

	December 31, 2020
	1 year or less	1 year to 5 years	More than 5 years	Total
Fair value hedge
Interest rate risk
Interest rate swap (USD)	1,000,000,000	1,000,000,000	300,000,000	2,300,000,000
Interest rate swap (AUD)	—	150,000,000	—	150,000,000
Cash flow hedge
Interest rate risk
Interest rate swap (KRW)	100,000	50,000	—	150,000
Foreign currencies translation risk and interest rate risk
Currency swap (USD)	130,000,000	470,000,000	—	600,000,000
Foreign currencies translation risk
Currency swap (SGD)	68,000,000	—	—	68,000,000

(4)	The average interest rate and average currency rate of the hedging instrument as of December 31, 2019 and 2020 are as follows:

December 31, 2019
Average interest rate and average exchange rate
Fair value hedge
Interest rate risk
Interest rate swap (USD)	Fixed 3.96% receipt and Libor 3M+1.61% floating paid Fixed 5.88% receipt and Libor 6M+2.15% floating paid
Cash flow hedge
Interest rate risk
Interest rate swap (EUR)	3M EURIBOR receipt, EUR 0.09% paid
Interest rate swap (KRW)	KRW 3Y CMS+0.40% receipt, 2.38% paid
Foreign currencies translation risk and interest rate risk
Currency swap (USD)	USD 3M Libor+0.80% receipt, KRW 1.45% paid, KRW/USD = 1,155 USD 1M Libor+0.54% receipt, KRW 1.53% paid, KRW/USD = 1,158
Foreign currencies translation risk
Currency swap (SGD)	SGD 1.91% receipt, KRW 1.98% paid, KRW/SGD = 828
Currency forward (JPY)	KRW/JPY = 10.47

December 31, 2020
Average interest rate and average exchange rate
Fair value hedge
Interest rate risk
Interest rate swap (USD)	Fixed 4.22% receipt and Libor 3M+1.71% floating paid Fixed 5.88% receipt and Libor 6M+2.15% floating paid
Interest rate swap (AUD)	0.84% receipt and BBSW 3M+0.72% paid
Cash flow hedge
Interest rate risk
Interest rate swap (KRW)	KRW 3Y CMS+0.40% receipt, 2.38% paid KRW CD+0.69% receipt, 2.06% paid KRW CD+0.33% receipt, 1.68% paid
Foreign currencies translation risk and interest rate risk
Currency swap (USD)	USD 3M Libor+0.80% receipt, KRW 1.45% paid, USD/KRW = 1,155 USD 1M Libor+0.67% receipt, KRW 1.14% paid, USD/KRW = 1,190 USD 1M Libor+0.69% receipt, KRW 1.02% paid, USD/KRW = 1,199
Foreign currencies translation risk
Currency swap (SGD)	SGD 1.91% receipt, KRW 1.98% paid, SGD/KRW = 827

(5)	The amounts related to items designated as hedging instruments are as follows (Unit: Korean Won in millions, USD, AUD, EUR, SGD and JPY):

	December 31, 2019
	Nominal amounts of the hedging instrument	Carrying amounts of the hedging instrument		Line item in the statement of financial position where the hedging instrument is located	Changing in fair value used for calculating hedge ineffectiveness
		Assets	Liabilities
Fair value hedge
Interest rate risk
Interest rate swap	USD 2,650,000,000	111,764	—	Derivative assets (designated for hedging)	90,244
Cash flow hedge
Interest rate risk
Interest rate swap	EUR 26,635,556	—	43	Derivative liabilities (designated for hedging)	(43)
Interest rate swap	KRW 100,000	—	1,280	Derivative liabilities (designated for hedging)	(615)
Foreign currency translation risk and interest rate risk
Currency swap	USD 480,000,000	4,070	5,193	Derivative assets (designated for hedging) Derivative liabilities (designated for hedging)	22,364
Foreign currency translation risk
Currency swap	SGD 204,000,000	5,297	—	Derivative assets (designated for hedging)	8,918
Currency forward	JPY 1,109,229,087	—	321	Derivative liabilities (designated for hedging)	321

	December 31, 2020
	Nominal amounts of the hedging instrument	Carrying amounts of the hedging instrument		Line item in the statement of financial position where the hedging instrument is located	Changing in fair value used for calculating hedge ineffectiveness
		Assets	Liabilities
Fair value hedge
Interest rate risk
Interest rate swap	USD 2,300,000,000	174,820	28	Derivative assets (designated for hedging)	57,221
Interest rate swap	AUD 150,000,000			Derivative liabilities (designated for hedging)
Cash flow hedge
Interest rate risk
Interest rate swap	KRW 150,000	—	1,476	Derivative liabilities (designated for hedging)	(196)
Foreign currency translation risk and interest rate risk
Currency swap	USD 600,000,000	—	62,893	Derivative liabilities (designated for hedging)	(69,319)
Foreign currency translation risk
Currency swap	SGD 68,000,000	—	373	Derivative liabilities (designated for hedging)	(4,699)

(6)	Details of carrying amount to hedge and amount due to hedge accounting are as follows (Unit: Korean Won in millions):

	December 31, 2019
	Carrying amounts of the hedged item		Accumulated amount of fair value hedge adjustments on the hedged item included in the carrying amount of the hedged item		Line item in the statement of financial position in which the hedged item is included	Changing in fair value used for calculating hedge ineffectiveness	Cash flow hedge reserve(*)
	Assets	Liabilities	Assets	Liabilities
Fair value hedge
Interest rate risk
Debentures	—	3,151,172	—	91,368	Debentures	(85,984)	—
Cash flow hedge
Interest rate risk
Borrowings in foreign currencies	—	34,443	—	—	Borrowing foreign currency	43	(43)
Debentures	—	99,941	—	—	Debentures	663	(821)
Foreign currencies translation risk and interest rate risk
Debentures	—	554,433	—	—	Debentures	(25,057)	(2,525)
Foreign currencies translation risk
Debentures	—	174,708	—	—	Debentures	(8,315)	(2,304)

(*)	After tax amount

	December 31, 2020
	Carrying amounts of the hedged item		Accumulated amount of fair value hedge adjustments on the hedged item included in the carrying amount of the hedged item		Line item in the statement of financial position in which the hedged item is included	Changing in fair value used for calculating hedge ineffectiveness	Cash flow hedge reserve(*)
	Assets	Liabilities	Assets	Liabilities
Fair value hedge
Interest rate risk
Debentures	—	2,767,208	—	144,741	Debentures	(59,073)	—
Cash flow hedge
Interest rate risk
Debentures	—	149,936	—	—	Debentures	188	(909)
Foreign currencies translation risk and interest rate risk
Debentures	—	651,704	—	—	Debentures	61,823	(95)
Foreign currencies translation risk
Debentures	—	55,891	—	—	Debentures	6,564	(268)

(*)	After tax amount

(7)	Amounts recognized in profit or loss due to the ineffective portion of fair value hedges during the current period are as follows (Unit: Korean Won in millions):

		For the year ended December 31, 2018
		Hedge ineffectiveness recognized in profit or loss	Line item in the profit or loss that includes hedge ineffectiveness
Fair value hedge	Interest rate risk	(1,864)	Other net operating income (expense)

		For the year ended December 31, 2019
		Hedge ineffectiveness recognized in profit or loss	Line item in the profit or loss that includes hedge ineffectiveness
Fair value hedge	Interest rate risk	4,260	Other net operating income (expense)

		For the year ended December 31, 2020
		Hedge ineffectiveness recognized in profit or loss	Line item in the profit or loss that includes hedge ineffectiveness
Fair value hedge	Interest rate risk	(1,852)	Other net operating income (expense)

(8)	Reclassification of profit or loss from other comprehensive income and equity related to cash flow hedges are as follows (Unit: Korean Won in millions):

		For the year ended December 31, 2018
		Changes in the value of hedging instruments recognized in OCI	Hedge ineffectiveness recognized in profit or loss	Changes in the value of foreign basis spread recognized in OCI	Line item recognized in the profit or loss	Amounts reclassified from cash flow hedge reserve to profit or loss	Line item affected in profit or loss due to reclassification
Cash flow hedge	Interest rate risk	(517)	(148)	—	Other net operating income (expense)	—	Other net operating income (expense)
	Foreign currencies translation risk and interest rate risk	21,429	153	(882)	Other net operating income (expense)	(23,084)	Other net operating income (expense)
	Foreign currencies translation risk	2,353	—	(491)	Other net operating income (expense)	(3,601)	Other net operating income (expense)

		For the year ended December 31, 2019
		Changes in the value of hedging instruments recognized in OCI	Hedge ineffectiveness recognized in profit or loss	Changes in the value of foreign basis spread recognized in OCI	Line item recognized in the profit or loss	Amounts reclassified from cash flow hedge reserve to profit or loss	Line item affected in profit or loss due to reclassification
Cash flow hedge	Interest rate risk	(658)	—	—	Other net operating income (expense)	—	Other net operating income (expense)
	Foreign currencies translation risk and interest rate risk	21,420	944	838	Other net operating income (expense)	(23,541)	Other net operating income (expense)
	Foreign currencies translation risk	7,638	1,601	560	Other net operating income (expense)	(8,215)	Other net operating income (expense)

		For the year ended December 31, 2020
		Changes in the value of hedging instruments recognized in OCI	Hedge ineffectiveness recognized in profit or loss	Changes in the value of foreign basis spread recognized in OCI	Line item recognized in the profit or loss	Amounts reclassified from cash flow hedge reserve to profit or loss	Line item affected in profit or loss due to reclassification
Cash flow hedge	Interest rate risk	(122)	(74)	—	Other net operating income (expense)	—	Other net operating income (expense)
	Foreign currencies translation risk and interest rate risk	(68,270)	(1,049)	5,893	Other net operating income (expense)	64,762	Other net operating income (expense)
	Foreign currencies translation risk	(3,677)	(1,022)	320	Other net operating income (expense)	5,393	Other net operating income (expense)

27. DEFERRED DAY 1 PROFITS OR LOSSES

Changes in deferred day 1 profits or losses are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2018	2019	2020
Beginning balance	7,416	25,463	52,259
New transactions	23,678	53,289	22,901
Amounts recognized in losses	(5,631)	(26,493)	(68,221)

Ending balance	25,463	52,259	6,939

In case some variables to measure fair values of financial instruments are not observable in the market, valuation techniques are utilized to evaluate such financial instruments. Those financial instruments are recorded the transaction price as at the time of acquisition, even though there are difference noted between the transaction price and the fair value, which is deferred and amortized to maturity using the effective interest method and reflected in profit and loss. The table above presents the difference yet to be realized as profit or losses.

28. EQUITY

(1)	Details of equity as of December 31, 2019 and 2020 are as follows (Unit: Korean Won in millions):

	December 31, 2019	December 31, 2020
Capital
Common stock capital	3,611,338	3,611,338
Hybrid securities	997,544	1,895,366
Capital surplus
Paid in capital in excess of par	608,348	608,348
Equity method	1,153	—
Others	16,794	17,763

Sub-total	626,295	626,111

Capital adjustments
Treasury stocks	—	—
Other adjustments(*1)	(1,748,667)	(1,775,312)

Sub-total	(1,748,667)	(1,775,312)

Accumulated other comprehensive income
Financial assets at FVTOCI	(71,914)	(9,833)
Changes in capital due to equity method	915	(2,609)
Loss from foreign business translation	(152,987)	(298,363)
Remeasurements of defined benefit plan	(270,977)	(261,195)
Loss on evaluation of cash flow hedge	(5,692)	(1,386)
Capital related to noncurrent assets held for sale	—	1,226

Sub-total	(500,655)	(572,160)

Retained earnings(*2)(*3)	18,524,515	19,268,265
Non-controlling interest(*4)	3,981,962	3,672,237

Total	25,492,332	26,725,845

(*1)

Included 178,060 million Won in capital transaction profit and loss recognized by Woori Bank and (formerly) Woori Financial Group in 2014 and 223,228 million Won due to the spin-off of Gyeongnam Bank and Gwangju Bank. During the previous term, the Group entered an agreement to acquire additional interest in the Woori Asset Trust Co., Ltd., and the capital adjustment reduced by 111,242 million Won.

(*2)

The regulatory reserve for credit loss in retained earnings amounted to 2,356,246 million Won and 2,547,547 million Won as of December 31, 2019 and 2020, respectively in accordance with the relevant article.

(*3)	The earned surplus reserve in retained earnings amounted to 62,830 million Won as of December 31, 2020 in accordance with the Article 53 of the Financial Holding Company Act.
(*4)

The hybrid securities issued by Woori Bank amounting to 3,660,814 million Won and 3,105,070 million Won as of December 31, 2019 and 2020, respectively, are recognized as non-controlling interests. 134,421 million Won and 162,362 million Won of dividends for the hybrid securities are allocated to net profit and loss of the non-controlling interests for the years ended December 31, 2019 and 2020, respectively.

(2)	The number of authorized shares and others of the Group are as follows:

	December 31, 2019	December 31, 2020
Shares of common stock authorized	4,000,000,000 Shares	4,000,000,000 Shares
Par value	5,000 Won	5,000 Won
Shares of common stock issued	722,267,683 Shares	722,267,683 Shares
Capital stock	3,611,338 million Won	3,611,338 million Won

(3)

The Group issued 42,103,377 new shares in the stock exchange process with the shareholders of Woori Card for the period from January 11, 2019, to December 31, 2019, which changed the total number of issued shares from 680,164,306 as of the date of establishment to 722,267,683 as of December 31, 2020.

(4)	Hybrid securities

The bond-type hybrid securities classified as owner’s equity are as follows (Unit: Korean Won in millions):

	Issue date	Maturity	Interest rate (%)	December 31, 2019	December 31, 2020
Securities in local currency	2019-07-18	—	3.49	500,000	500,000
Securities in local currency	2019-10-11	—	3.32	500,000	500,000
Securities in local currency	2020-02-06	—	3.34	—	400,000
Securities in local currency	2020-06-12	—	3.23	—	300,000
Securities in local currency	2020-10-23	—	3.00	—	200,000
Issuance cost				(2,456)	(4,634)

Total				997,544	1,895,366

The hybrid securities mentioned above do not have maturity date but are redeemable after 5 years from date of issuance.

(5)	Accumulated other comprehensive income

Changes in the accumulated other comprehensive income are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2018
	Beginning balance	Increase (decrease)(*1)(*2)	Reclassification adjustments	Income tax effect	Ending balance
Net gain (loss) on valuation of financial assets at FVTOCI	(88,906)	(8,677)	8,015	2,386	(87,182)
Gain (loss) on financial liabilities at FVTPL designated as upon initial recognition due to own credit risk	(96)	132	—	(36)	—
Changes in capital due to equity method	(2,656)	4,080	—	(1,122)	302
Gain (loss) on foreign currency translation of foreign operations	(242,806)	(2,661)	—	732	(244,735)
Remeasurement gain (loss) related to defined benefit plan	(152,358)	(111,401)	—	27,033	(236,726)
Gain (loss) on valuation of derivatives designated as cash flow hedges	777	30,655	(26,871)	(8,430)	(3,869)
Capital related to noncurrent assets held for sale	4,145	(4,145)	—	—	—

Total	(481,900)	(92,017)	(18,856)	20,563	(572,210)

(*1)	Net gain (loss) on valuation of financial assets at FVTOCI included the 1,009 million Won transfer to retained earnings due to disposal of equity securities.
(*2)

Gain (loss) on financial liabilities at fair value through profit or loss designated as upon initial recognition due to credit risk included the 4 million Won transferred to retained earnings due to redemption.

	For the year ended December 31, 2019
	Beginning balance	Increase (decrease)(*)	Reclassification adjustments	Income tax effect	Ending balance
Net gain (loss) on valuation of financial assets at FVTOCI	(87,182)	(24,180)	43,021	(3,573)	(71,914)
Changes in capital due to equity method	302	(1,420)	—	2,033	915
Gain (loss) on foreign currency translation of foreign operations	(244,735)	96,157	—	(4,409)	(152,987)
Remeasurement gain (loss) related to defined benefit plan	(236,726)	(48,244)	—	13,993	(270,977)
Gain (loss) on valuation of derivatives designated as cash flow hedges	(3,869)	(32,719)	31,756	(860)	(5,692)

Total	(572,210)	(10,406)	74,777	7,184	(500,655)

(*)

The increase and decrease of financial asset valuation profit or loss at fair value through other comprehensive income is a change due to the period evaluation and the reclassification adjustments amounting to 29,368 million Won are due to disposal of equity securities during the period.

	For the year ended December 31, 2020
	Beginning balance	Increase (decrease)(*)	Reclassification adjustments	Classified as held for sale	Income tax effect	Ending balance
Net gain (loss) on valuation of financial assets at FVTOCI	(71,914)	115,167	(30,643)	—	(22,443)	(9,833)
Changes in capital due to equity method	915	(3,171)	—	(1,691)	1,338	(2,609)
Gain (loss) on foreign currency translation of foreign operations	(152,987)	(152,486)	—	—	7,110	(298,363)
Remeasurement gain (loss) related to defined benefit plan	(270,977)	13,492	—	—	(3,710)	(261,195)
Gain (loss) on valuation of derivatives designated as cash flow hedges	(5,692)	4,568	—	—	(262)	(1,386)
Capital related to noncurrent assets held for sale	—	—	—	1,691	(465)	1,226

Total	(500,655)	(22,430)	(30,643)	—	(18,432)	(572,160)

(*)

The increase and decrease of financial asset valuation profit or loss at fair value through other comprehensive income is a change due to the period evaluation and the reclassification adjustments amounting to 2,664 million Won are due to disposal of equity securities during the period.

(6)	Treasury stock

Details of treasury stocks are as follows (Unit: Shares, Korean Won in millions):

	December 31, 2019		December 31, 2020
	Number of shares	Book value	Number of shares	Book value
Beginning balance	2,728,774	34,113	2	—
Acquisition	57,721,387	799,886	—	—
Disposal	(60,450,159)	(833,999)	—	—

Ending balance	2	—	2	—

29. DIVIDENDS

The dividend and total dividend per share for the fiscal year ending December 31, 2019 were 700 Won and 505,587 million Won, respectively, approved at the regular shareholders’ meeting held on March 25, 2020 and paid in April 2020.

A dividend in respect of the year ended December 31, 2020, of 360 Won per share, amounting to a total dividend of 260,017 million Won, was approved by shareholders at the annual general meeting on March 26, 2021.

30. NET INTEREST INCOME

(1)	Interest income recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2018	2019	2020
Financial assets at FVTPL	54,243	50,619	48,612
Financial assets at FVTOCI	280,371	474,751	437,527
Financial assets at amortized cost
Loans and other financial assets at amortized cost
Interest on due from banks	112,581	141,330	53,586
Interest on loans	8,832,485	9,443,740	8,570,173
Interest of other receivables	28,031	29,990	30,967

Sub-total	8,973,097	9,615,060	8,654,726

Securities at amortized cost	376,788	436,340	382,988

Sub-total	9,349,885	10,051,400	9,037,714

Total	9,684,499	10,576,770	9,523,853

(2)	Details of interest expense recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2018	2019	2020
Interest on deposits due to customers	2,917,165	3,424,441	2,486,523
Interest on borrowings	306,739	383,213	269,985
Interest on debentures	720,394	777,322	722,551
Other interest expense	89,250	89,002	36,964
Interest on lease liabilities	—	9,086	9,318

Total	4,033,548	4,683,064	3,525,341

31. NET FEES AND COMMISSIONS INCOME

(1)	Details of fees and commissions income recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2018	2019	2020
Fees and commission received for brokerage	162,344	156,578	162,653
Fees and commission received related to credit	173,233	189,597	195,391
Fees and commission received for electronic finance	121,250	137,289	125,107
Fees and commission received on foreign exchange handling	60,433	61,756	55,984
Fees and commission received on foreign exchange	66,036	92,408	69,017
Fees and commission received for guarantee	65,254	71,106	74,647
Fees and commission received on credit card	598,705	548,580	507,852
Fees and commission received on securities business	96,379	113,346	79,606
Fees and commission from trust management	177,456	180,290	160,564
Fees and commission received on credit information	12,985	12,626	13,254
Fees and commission received related to lease	—	4,753	84,164
Other fees	146,689	140,997	165,777

Total	1,680,764	1,709,326	1,694,016

(2)	Details of fees and commissions expense incurred are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2018	2019	2020
Fees and commissions paid	174,669	189,789	246,824
Credit card commission	428,613	407,689	424,316
Brokerage commission	1,833	775	551
Others	5,675	8,445	8,286

Total	610,790	606,698	679,977

32. DIVIDEND INCOME

(1)	Details of dividend income recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2018	2019	2020
Dividend income related to financial assets at FVTPL	67,892	86,979	120,158
Dividend income related to financial assets at FVTOCI	22,660	20,980	18,385

Total	90,552	107,959	138,543

(2)	Details of dividends related to financial assets at FVTOCI are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2018	2019	2020
Dividend income recognized from assets held
Equity securities	22,386	20,980	18,385
Dividend income recognized in assets derecognized	274	—	—

Total	22,660	20,980	18,385

33. NET GAIN OR LOSS ON FINANCIAL INSTRUMENTS AT FAIR VALUE THROUGH PROFIT OR LOSS MANDATORILY MEASURED AT FAIR VALUE

(1)	Details of gains or losses related to net gain or loss on financial instruments at FVTPL are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2018	2019	2020
Gain on financial instruments at fair value through profit or loss measured at fair value	196,959	58,692	422,374
Gain (loss) on financial instruments at fair value through profit or loss designated as upon initial recognition	17,484	(33,237)	(665)

Total	214,443	25,455	421,709

(2) Details of net gain or loss on financial instruments at fair value through profit or loss measured at fair value and financial instruments held for trading are as follows (Unit: Korean Won in millions):

			For the years ended December 31
			2018	2019	2020
Financial assets at FVTPL	Securities	Gain on transactions and valuation	182,342	186,394	142,551
		Loss on transactions and valuation	(52,227)	(80,306)	(122,506)

		Sub-total	130,115	106,088	20,045

	Loans	Gain on transactions and valuation	5,742	1,556	15,299
		Loss on transactions and valuation	(4,922)	(21)	(8,087)

		Sub-total	820	1,535	7,212

	Other financial assets	Gain on transactions and valuation	2,580	3,963	10,902
		Loss on transactions and valuation	(2,366)	(3,570)	(10,257)

		Sub-total	214	393	645

	Sub-total		131,149	108,016	27,902

Derivatives (Held for trading)	Interest rate derivatives	Gain on transactions and valuation	1,255,581	1,507,254	1,727,585
		Loss on transactions and valuation	(1,303,244)	(1,615,833)	(1,998,824)

		Sub-total	(47,663)	(108,579)	(271,239)

	Currency derivatives	Gain on transactions and valuation	4,935,922	6,872,513	12,562,354
		Loss on transactions and valuation	(4,822,915)	(6,855,447)	(11,906,353)

		Sub-total	113,007	17,066	656,001

	Equity derivatives	Gain on transactions and valuation	486,560	839,196	1,835,497
		Loss on transactions and valuation	(484,986)	(796,336)	(1,825,372)

		Sub-total	1,574	42,860	10,125

	Other derivatives	Gain on transactions and valuation	4,138	695	—
		Loss on transactions and valuation	(5,246)	(1,366)	(415)

		Sub-total	(1,108)	(671)	(415)

	Sub-total		65,810	(49,324)	394,472

	Total		196,959	58,692	422,374

(3)	Details of net gain (loss) on financial instruments at fair value through profit or loss designated as upon initial recognition are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2018	2019	2020
Gain (loss) on equity-linked securities	15,887	(33,237)	(665)
Gain on other financial instruments	1,597	—	—

Total	17,484	(33,237)	(665)

34. NET GAIN OR LOSS ON FINANCIAL ASSETS AT FVTOCI

Details of net gain or loss on financial assets at FVTOCI recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2018	2019	2020
Gain on redemption of securities	53	15	(57)
Gain on transaction of securities	1,994	11,000	24,195

Total	2,047	11,015	24,138

35. REVERSAL OF (PROVISION FOR) IMPAIRMENT LOSSES DUE TO CREDIT LOSS

Reversal of (provision for) impairment losses due to credit loss are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2018	2019	2020
Impairment loss due to credit loss on financial assets measured at FVTOCI	(2,027)	(3,297)	(1,529)
Reversal of (provision for) impairment loss due to credit loss on securities at amortized cost	(1,922)	1,415	934
Provision for impairment loss due to credit loss on loan and other financial assets at amortized cost	(415,084)	(385,758)	(792,250)
Reversal of provision on guarantee	105,985	4,352	18,348
Reversal of (provision for) unused loan commitment	(16,526)	9,044	(9,874)

Total	(329,574)	(374,244)	(784,371)

36. GENERAL AND ADMINISTRATIVE EXPENSES AND OTHER NET OPERATING INCOME (EXPENSES)

(1)	Details of general and administrative expenses recognized are as follows (Unit: Korean Won in millions):

			For the years ended December 31
			2018	2019	2020
Employee benefits	Short-term employee benefits	Salaries	1,484,236	1,584,791	1,638,341
		Employee fringe benefits	468,012	475,238	506,048
	Share based payments		—	6,328	7,495
	Retirement benefit service costs		145,149	168,423	178,455
	Termination		225,106	156,441	202,259

	Sub-total		2,322,503	2,391,221	2,532,598

Depreciation and amortization			216,735	481,176	520,969
Other general and administrative expenses	Rent		321,198	85,705	78,707
	Taxes and public dues		115,454	137,137	129,904
	Service charges		222,530	235,117	244,825
	Computer and IT related		88,689	93,573	108,810
	Telephone and communication		70,618	70,220	72,711
	Operating promotion		43,540	45,594	45,891
	Advertising		72,450	85,887	94,880
	Printing		8,601	7,845	6,954
	Traveling		12,757	13,255	7,263
	Supplies		7,071	7,736	12,127
	Insurance premium		8,355	9,668	10,805
	Reimbursement		23,474	23,577	16,500
	Maintenance		17,384	18,495	18,367
	Water, light and heating		14,686	15,272	14,993
	Vehicle maintenance		10,264	10,564	10,225
	Others		47,724	34,035	29,652

	Sub-total		1,084,795	893,680	902,614

	Total		3,624,033	3,766,077	3,956,181

(2)	Details of other operating income recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2018	2019	2020
Gain on transactions of foreign exchange	1,227,561	602,115	758,347
Gain related to derivatives (Designated for hedging)	35,810	126,651	67,395
Gain on fair value hedged items	42,797	231	9,646
Others(*)	82,417	45,706	63,702

Total	1,388,585	774,703	899,090

(*)

Other income includes income amounting to 29,316 million Won for the years ended December 31, 2018, that the Group recognized for it is to receive from other creditor financial institutions in accordance with the creditor financial institutions committee agreement.

(3)	Details of other operating expenses recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2018	2019	2020
Losses on transactions of foreign exchange	991,423	192,331	679,350
KDIC deposit insurance premium	315,315	333,600	371,054
Contribution to miscellaneous funds	298,416	317,667	327,911
Losses related to derivatives (Designated for hedging)	36,483	3,686	82,746
Losses on fair value hedged items	17,299	86,214	68,508
Others(*)	124,240	143,786	189,959

Total	1,783,176	1,077,284	1,719,528

(*)

Others include such expenses amounting to 1,594 million Won for the years ended December 31, 2018, that are related to the Group’s expected payments to other creditor financial institutions in accordance with the creditor financial institutions committee agreement. In addition, they include such expenses amounting to 51,770 million Won, 22,317 million Won and 11,890 million Won, respectively, of intangible asset amortization expense for the years ended December 31, 2018, 2019 and 2020, respectively.

(4)	Share-based payment

Details of performance condition share-based payment granted to executives as of December 31, 2019 and 2020 are as follows:

1)	Performance condition share-based payment

Subject to		Shares granted for the year 2019
Type of payment		Cash-settled
Vesting period		January 1, 2019 ~ December 31, 2022
Date of payment		2023-01-01
Fair value(*1)		9,162 Won
Valuation method		Black-Scholes Model
Expected dividend rate		4.13%
Expected maturity date		2 years
Number of shares remaining	As of December 31, 2019	602,474 shares
	As of December 31, 2020	602,474 shares
Number of shares granted(*2)	As of December 31, 2019	602,474 shares
	As of December 31, 2020	602,474 shares

Subject to		Shares granted for the year 2020
Type of payment		Cash-settled
Vesting period		January 1, 2020 ~ December 31, 2023
Date of payment		2024-01-01
Fair value(*1)		8,792 Won
Valuation method		Black-Scholes Model
Expected dividend rate		4.13%
Expected maturity date		3 years
Number of shares remaining	As of December 31, 2019	—
	As of December 31, 2020	944,343 shares
Number of shares granted(*2)	As of December 31, 2019	—
	As of December 31, 2020	944,343 shares

(*1)

As the amount of payment varies according to the base price (the arithmetic average of the weighted average stock price of transactions in the past one week, the past one month, and the past two months) at the date of payment, the fair value is calculated to measure the liability according to the Black Scholes model based on the base price at the time of each settlement.

(*2)

It is a system in which the amount of stock payable is determined at the beginning, and the payment rate is determined in accordance with the degree of achievement of the pre-set performance target. Performance is evaluated by long-term performance indicators such as relative shareholder return, net profit, return on equity (ROE), non-performing loan ratio, and job performance.

2)

The Group accounts for performance condition share-based payments according to the cash-settled method and the fair value of the liabilities is reflected in the compensation costs by re-measuring every closing period. As of December 31, 2019 and 2020, the book value of the liabilities related to the performance condition share-based payments recognized by the Group amounts to 6,328 million Won and 13,823 million Won, respectively.

37. NON-OPERATING INCOME (EXPENSES)

(1)	Details of gains or losses on valuation of investments in joint ventures and associates are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2018	2019	2020
Gains on valuation of investments in joint ventures and associates	25,791	103,775	125,602
Losses on valuation of investments in joint ventures and associates	(22,595)	(16,144)	(23,283)
Impairment losses of investments in joint ventures and associates	(177)	(3,634)	(1,242)

Total	3,019	83,997	101,077

(2)	Details of other non-operating income and expenses recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2018	2019	2020
Other non-operating income	129,709	68,459	133,195
Other non-operating expenses	(87,157)	(229,383)	(313,415)

Total	42,552	(160,924)	(180,220)

(3)	Details of other non-operating income recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2018	2019	2020
Rental fee income	6,835	10,106	15,190
Gains on disposal of investments in joint ventures and associates	50,511	—	3,470
Gains on disposal of premises and equipment, intangible assets and other assets	30,278	1,632	9,715
Reversal of impairment loss of premises and equipment, intangible assets and other assets	761	103	172
Others(*)	41,324	56,618	104,648

Total	129,709	68,459	133,195

(*)	Included 67,427 million Won of profit from bargain purchase for the year ended December 31, 2020.

(4)	Details of other non-operating expenses recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2018	2019	2020
Depreciation on investment properties	4,045	2,225	2,689
Interest expenses of refundable deposits	620	834	762
Losses on disposal of investment in joint ventures and associates	2,931	—	—
Losses on disposal of premises and equipment, intangible assets and other assets	1,160	3,433	2,717
Impairment losses of premises and equipment, intangible assets and other assets	87	28,295	8,763
Donation	51,983	62,545	44,504
Others(*)	26,331	132,051	253,980

Total	87,157	229,383	313,415

(*)	Included 224,427 million Won of other extraordinary losses related to other provisions for the year ended December 31, 2020.

38. INCOME TAX EXPENSE

(1)	Details of income tax expenses are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2018	2019	2020
Current tax expense
Current tax expense with respect to the current period	432,645	612,680	501,223
Adjustments recognized in the current period in relation to the tax expense of prior periods	5,923	(65,227)	4,914

Sub-total	438,568	547,453	506,137

Deferred tax expense (income)
Change in deferred tax assets (liabilities) due to temporary differences	314,655	130,816	(1,702)
Income tax expense directly attributable to equity and others	—	7,184	(18,433)

Sub-total	314,655	138,000	(20,135)

Income tax expense	753,223	685,453	486,002

(2)	Income tax expense reconciled to net income before income tax expense is as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2018	2019	2020
Net income before income tax expense	2,804,872	2,723,049	2,001,251
Tax calculated at statutory tax rate(*)	760,978	738,476	514,456
Adjustments:
Effect of income that is exempt from taxation	(49,418)	(61,730)	(42,440)
Effect of expenses that are not deductible in determining taxable income	18,639	31,549	19,451
Adjustments recognized in the current period in relation to the current tax of prior periods	5,923	(65,227)	4,914
Others	17,101	42,385	(10,379)

Sub-total	(7,755)	(53,023)	(28,454)

Income tax expense	753,223	685,453	486,002

Effective tax rate	26.9%	25.2%	24.3%

(*)

The applicable income tax rate: 1) 11% for taxable income below 200 million Won, 2) 22% for above 200 million Won and below 20 billion Won, 3) 24.2% for above 20 billion Won and below 300 billion Won, 4) 27.5% for above 300 billion Won.

(3)	Changes in cumulative temporary differences for the years ended Deferred 31, 2018, 2019 and 2020, are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2018
		IFRS 9 adoption effect
	Beginning balance	Recognized as retained earnings	Recognized as other comprehensive income (loss)	Beginning balance after IFRS 9 adoption	Business combination	Recognized as income (expense)	Recognized as other comprehensive income (expense)(*2)	Ending Balance
Gain (loss) on financial assets	479,065	(150,140)	149,796	478,721	—	(102,170)	(4,205)	372,346
Gain on valuation using the equity method of accounting	24,482	—	—	24,482	—	3,203	669	28,354
Gain (loss) on valuation of derivatives	(10,260)	(3,990)	—	(14,250)	—	(13,617)	360	(27,507)
Accrued income	(60,987)	—	—	(60,987)	621	4,520	—	(55,846)
Allowance for credit losses	(47,697)	47,446	—	(251)	399	(52,493)	—	(52,345)
Loan and receivables written off	9,777	—	—	9,777	—	(3,105)	—	6,672
Loan origination costs and fees	(137,320)	36	—	(137,284)	—	(17,147)	—	(154,431)
Defined benefit liability	284,234	—	—	284,234	317	43,821	31,715	360,087
Deposits with employee retirement insurance trust	(287,333)	—	—	(287,333)	—	(31,092)	95	(318,330)
Provision for guarantee	30,602	1,370	—	31,972	—	(20,598)	—	11,374
Other provision	45,153	25,879	—	71,032	—	4,162	—	75,194
Others(*1)	(72,265)	4,917	—	(67,348)	44	(130,137)	(6,642)	(204,083)

Net deferred tax assets	257,451	(74,482)	149,796	332,765	1,381	(314,653)	21,992	41,485

(*1)	Among the deferred tax assets and liabilities classified as ‘others,’ the deferred tax asset arising from unused tax losses amounts to 18,154 million Won.
(*2)	Includes 1,429 million Won presented on non-controlling interests.

	For the year ended December 31, 2019
	Beginning balance	Business combination	Recognized as income (expense)	Recognized as other comprehensive income (expense)(*2)	Ending Balance
Gain (loss) on financial assets	372,346	1,360	(91,781)	(3,573)	278,352
Gain (loss) on valuation using the equity method of accounting	28,354	90	(17,648)	(83)	10,713
Gain (loss) on valuation of derivatives	(27,507)	6	(48,217)	306	(75,412)
Accrued income	(55,846)	(52)	(10,486)	—	(66,384)
Allowance for credit losses	(52,345)	—	(366)	—	(52,711)
Loan and receivables written off	6,672	—	221	—	6,893
Loan origination costs and fees	(154,431)	—	(8,011)	—	(162,442)
Defined benefit liability	360,087	1,131	21,234	13,850	396,302
Deposits with employee retirement insurance trust	(318,330)	(1,131)	(62,458)	143	(381,776)
Provision for guarantee	11,374	—	(3,459)	—	7,915
Other provision	75,194	76	10,958	2,228	88,456
Others(*1)	(204,083)	(6,927)	72,013	(5,687)	(144,684)

Net deferred tax assets	41,485	(5,447)	(138,000)	7,184	(94,778)

(*1)	Among the deferred tax assets and liabilities classified as ‘Others,’ the deferred tax asset arising from unused tax losses amounts to 21,656 million Won.
(*2)	Includes 2,737 million Won presented on non-controlling interests.

	For the year ended December 31, 2020
	Beginning balance	Business combination	Recognized as income (expense)	Recognized as other comprehensive income (expense)	Ending Balance
Gain (loss) on financial assets	278,352	2,243	19,121	(23,221)	276,495
Gain on valuation using the equity method of accounting	10,713	—	21,499	1,385	33,597
Gain (loss) on valuation of derivatives	(75,412)	675	(67,423)	(192)	(142,352)
Accrued income	(66,384)	(4,392)	4,548	—	(66,228)
Allowance for credit losses	(52,711)	2,201	4,015	—	(46,495)
Loan and receivables written off	6,893	—	1,328	—	8,221
Loan origination costs and fees	(162,442)	(14,131)	6,377	—	(170,196)
Defined benefit liability	396,302	7,923	41,186	(3,404)	442,007
Deposits with employee retirement insurance trust	(381,776)	(6,369)	(36,858)	97	(424,906)
Provision for guarantee	7,915	3,441	(1,871)	—	9,485
Other provision	88,456	—	(3,283)	—	85,173
Others(*1)	(144,684)	(12,678)	31,494	6,904	(118,964)

Net deferred tax assets	(94,778)	(21,087)	20,133	(18,431)	(114,163)

(*1)	Among the deferred tax assets and liabilities classified as ‘others,’ the deferred tax asset arising from unused tax losses amounts to 24,059 million Won.

(4)	Unrealizable temporary differences are as follows (Unit: Korean Won in millions):

	December 31, 2019	December 31, 2020
Deductible temporary differences	171,714	327,139
Tax loss carry forward	41,546	97,898
Taxable temporary differences	(8,024,406)	(10,409,344)

Total	(7,811,146)	(9,984,307)

No deferred income tax asset has been recognized for the deductible temporary difference of 322,083 million Won associated with investments in subsidiaries and associates as of December 31, 2020, because it is not probable that the temporary differences will be reversed in the foreseeable future. Also, no deferred income tax has been recognized for 5,056 million Won associated with others, as of December 31, 2020, due to the uncertainty that these will be realized in the future.

No deferred income tax liability has been recognized for the taxable temporary difference of 10,409,344 million Won associated with investment in subsidiaries and associates as of December 31, 2020, due to the following reasons:

•	The Group is able to control the timing of the reversal of the temporary difference.

•	It is probable that the temporary difference will not be reversed in the foreseeable future.

As of December 31, 2020, the expected extinctive date of tax loss carry forward that are not recognized as deferred tax assets are as follows (Unit: Korean Won in millions):

	1 year or less	1 – 2 years	2 – 3 years	More than 3 years
Tax loss carry forward	29,979	14,341	34,470	19,108

(5)	Details of accumulated deferred tax charged directly to other equity are as follows (Unit: Korean Won in millions):

	December 31, 2019	December 31, 2020
Gain on valuation of financial assets at FVTOCI	27,849	4,628
Gain on valuation of equity method investments	1,748	3,133
Gain on foreign currency translation of foreign operations	3,774	10,883
Remeasurements of the net defined benefit liability	102,120	101,128
Gain on derivatives designated as cash flow hedge	280	556

Total	135,771	120,328

(6)	Current tax assets and liabilities are as follows (Unit: Korean Won in millions):

	December 31, 2019	December 31, 2020
Current tax assets	47,367	75,655
Current tax liabilities	182,690	370,718

39. EARNINGS PER SHARE (“EPS”)

(1)

Basic EPS is calculated by dividing net income attributable to common shareholders by weighted-average number of common shares outstanding (Unit: Korean Won in millions, except for EPS and number of shares):

	For the years ended December 31
	2018	2019	2020
Net income attributable to common shareholders	2,033,182	1,872,207	1,307,266
Dividends to hybrid securities	(151,194)	(4,362)	(48,915)
Net income attributable to common shareholders	1,881,988	1,867,845	1,258,351
Weighted average number of common shares outstanding (Unit: million shares)	673	685	722
Basic EPS (Unit: Korean Won)	2,796	2,727	1,742

(2)	The weighted average number of common shares outstanding is as follows (Unit: number of shares, days):

	For the year ended December 31, 2019
	Period	Number of shares	Dates (Unit: Day)	Accumulated number of shares outstanding during period
Common shares issued at the beginning of the period	2019-01-01 ~ 2019-12-31	673,271,226	365	245,743,997,490
Purchase of treasury stock	2019-01-08 ~ 2019-12-31	(11,453,702)	358	(4,100,425,316)
Disposal of treasury stock	2019-03-22 ~ 2019-12-31	18,346,782	285	5,228,832,870
Purchase of treasury stock	2019-08-26 ~ 2019-12-31	(1)	128	(128)
Disposal of treasury stock(*)	2019-09-26 ~ 2019-12-31	28,890,707	97	2,802,398,579
Disposal of treasury stock(*)	2019-11-22 ~ 2019-12-31	13,212,670	40	528,506,800
Purchase of treasury stock	2019-12-13 ~ 2019-12-31	(1)	19	(19)

Sub-total (①)				250,203,310,276

Weighted average number of common shares outstanding (②=(①/365)				685,488,521

(*)	In September 2019, Woori Bank disposed of 42,103,377 shares acquired through comprehensive exchange of shares in Woori Card Co., Ltd. and its parent company Woori Financial Group Inc.

	For the year ended December 31, 2020
	Period	Number of shares	Dates (Unit: Day)	Accumulated number of shares outstanding during period
Common shares issued at the beginning of the period	2020-01-01 ~ 2020-12-31	722,267,683	366	264,349,971,978
Treasury stock	2020-01-01 ~ 2020-12-31	(2)	366	(732)

Sub-total (①)				264,349,971,246

Weighted average number of common shares outstanding (②=(①/366)				722,267,681

Diluted EPS is equal to basic EPS because there is no dilution effect for the years ended December 31, 2019 and 2020.

40. CONTINGENT LIABILITIES AND COMMITMENTS

(1)	Details of guarantees are as follows (Unit: Korean Won in millions):

	December 31, 2019	December 31, 2020
Confirmed guarantees
Guarantee for loans	89,699	103,229
Acceptances	391,688	602,014
Guarantees in acceptances of imported goods	224,746	78,395
Other confirmed guarantees	6,982,889	6,491,608

Sub-total	7,689,022	7,275,246

Unconfirmed guarantees
Local letters of credit	193,096	187,146
Letters of credit	3,081,390	3,025,923
Other unconfirmed guarantees	771,378	403,652

Sub-total	4,045,864	3,616,721

Commercial paper purchase commitments and others	884,031	917,489

Total	12,618,917	11,809,456

(2)	Details of unused loan commitments and others are as follows (Unit: Korean Won in millions):

	December 31, 2019	December 31, 2020
Loan commitments	103,651,674	112,088,680
Other commitments(*)	5,993,608	7,827,774

(*)

As of December 31, 2019 and 2020, the amount of unsecured bills (purchase note sales) and discounts on electronic short-term bond sales (purchase) are 2,582,274 million Won and 2,894,688million Won, respectively.

(3)	Litigation case

Legal cases where the Group is involved are as follows (Unit: Korean Won in millions):

	December 31, 2019		December 31, 2020
	As plaintiff	As defendant	As plaintiff	As defendant
Number of cases(*)	119 cases	415 cases	138 cases	460 cases
Amount of litigation	291,880	391,362	413,852	413,744
Provisions for litigations		27,029		24,336

(*)	The number of lawsuits as of December 31, 2019 and 2020 do not include fraud lawsuits, etc. and those lawsuits that are filed only to extend the statute of limitation.

(4)	Other commitments

1)

The Group decided to enter into a stock sales agreement with a major shareholder of Woori Asset Trust Co., Ltd. (formerly, Kukje Asset Trust Co., Ltd.) to acquire 44.5% of interest (58.6% of voting rights) in July, 2019, and to acquire additional 21.3% of interest (28.0% of voting rights) after a certain period. As a result, the Group acquired the interest of the first sales agreement in December 2019 and is planning to acquire the interest of the second sales agreement after a certain period. In regard to this acquisition, the Group recognized 127,335 million Won as other financial liabilities for the second sales agreement.

2)

Lime Asset Management Co., Ltd. announced the suspension of redemption of many funds in operation in October 2019. The Group’s total amount of sales of fund under management of Lime Asset Management Co., Ltd.’s subject to redemption suspension is 1,348 accounts and 270.3 billion Won at the end of December 2020. In December 2020, Lime Asset Management Co., Ltd.’s business registration was revoked, and funds subject to redemption suspension were transferred to Wellbridge Asset Management Co., Ltd., which was jointly established by distributors. The Financial Supervisory Dispute Meditation Committee was held on February 23, 2021 for incomplete sales of vendors, and the obligation to compensate investors for some of the losses may be changed by the Dispute Mediation Committee’s decision and the Board’s approval.

3)

As of December 31, 2020, Woori Asset Trust Co., Ltd., a subsidiary, has agreed to carry out construction completion obligations for 44 constructions, which includes the construction of residential and commercial complexes in Busan (U-dong, Haeundae-gu). Land Trust responsible for Construction and Management is a trust that bears the obligation to fulfill the responsibility of the constructor and to compensate the loan financial institution for damages if the company fails to fulfill the construction completion obligation. As of December 31, 2020, the total PF loan amount of PF loan institutions invested in the project of the Land Trust responsible for Construction and Management is 1,389,356 million Won. Although additional losses may occur in relation to the construction completion obligations, the financial statements at December 31, 2020 does not reflect these effects since losses are unlikely and the amount could not be estimated reliably.

41. RELATED PARTY TRANSACTIONS

Related parties of the Group as of December 31, 2019 and 2020, and assets and liabilities recognized, guarantees and commitments, major transactions with related parties and compensation to key management for the years ended December 31, 2018, 2019 and 2020 are as follows. Please refer to Note 13 for the details of joint ventures and associates.

(1)	Assets and liabilities from transactions with related parties are as follows (Unit: Korean Won in millions):

Related parties		Account title	December 31, 2019	December 31, 2020
Associates	W Service Networks Co., Ltd.	Loans	23	21
		Allowance for credit losses	(1)	—
		Deposits due to customers	1,881	2,183
		Accrued expenses	6	6
		Other liabilities	429	459

	Korea Credit Bureau Co., Ltd.	Loans	3	1
		Deposits due to customers	26	2,311
		Other liabilities	—	5

	Korea Finance Security Co., Ltd.	Loans	1,860	3,440
		Allowance for credit losses	(3)	(6)
		Deposits due to customers	1,371	1,927
		Other liabilities	—	1

	Chin Hung International Inc.	Loans	244	257
		Allowance for credit losses	(2)	(3)
		Deposits due to customers	5,381	8,715
		Other liabilities	321	171

	LOTTE CARD Co. Ltd.	Loans	7,500	7,500
		Allowance for credit losses	(30)	(77)
		Other assets	—	12
		Deposits due to customers	2,726	2,697
		Other liabilities	—	113

	K BANK Co., Ltd.	Loans	141	104
		Account receivables	24	26
		Other assets	4	2

	Well to Sea No.3 Private Equity Fund	Loans	4,490	—
		Allowance for credit losses	(8)	—
		Deposits due to customers	714	4,997
		Other liabilities	47	—

	Others(*1)(*2)	Loans	84	—
		Allowance for credit losses	(84)	—
		Other assets	338	651
		Deposits due to customers	5,577	5,831
		Other liabilities	172	5

(*1)

Others include Smart Private Equity Fund No.2, IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership, Woori G IPO10 [FI_Bal][F]C(F), Woori G Senior Loan No.1, Woori G Egis Bond[FI][F](C(F)), Woori G Clean Energy No.1, Woori Star50 Master Fund ClassC-F, Dongwoo C & C Co., Ltd., Woori Growth Partnerships New Technology Private Equity Fund, Woori-Shinyoung Growth-Cap Private Equity Fund, Woori-Q Corporate Restructuring Private Equity Fund, Woori High plus G.B.

Securities Feeder Fund1(G.B.), Uri Hanhwa Eureka Private Equity Fund, Japanese Hotel Real Estate Private Equity Fund 2, Partner One Value Up I Private Equity Fund and etc., as of December 31, 2020.
(*2)

Others include Saman Corporation, Woori-Shinyoung Growth-Cap Private Equity Fund, Uri Hanhwa Eureka Private Equity Fund, Kyesan Engineering Co., Ltd. and DAEA SNC Co., Ltd. and etc., as of December 31, 2019.

(2)	Gain or loss from transactions with related parties are as follows (Unit: Korean Won in millions):

			For the years ended December 31
Related party		A title of account	2018	2019	2020
Associates	Kumho Tire Co., Inc.(*1)	Interest income	1,098	—	—
		Reversal of allowance for credit loss	(156,712)	—	—
	W Service Network Co., Ltd.	Other income	30	32	32
		Interest expenses	14	20	13
		Fees expenses	561	448	525
		Reversal of allowance for credit loss	—	(3)	(4)
		Other expenses	580	1,423	2,174
	Korea Credit Bureau Co., Ltd.	Interest expenses	62	29	5
		Fees expenses	2,310	2,608	3,155
	Korea Finance Security Co., Ltd.	Interest income	—	—	70
		Interest expenses	12	9	3
		Provisions for allowance for credit loss	4	8	3
		Other expenses	146	112	100
	Chin Hung International Inc.	Interest expenses	43	35	19
		Provision for (reversal of) allowance for credit loss	182	44	(145)
	STX Engine Co., Ltd.(*2)	Interest income	333	—	—
		Interest expenses	86	—	—
		Reversal of allowance for credit losses	(88,734)	—	—
	STX Corporation(*2)	Interest expenses	2	—	—
		Reversal of allowance for credit losses	(31,210)	—	—
	LOTTE CARD Co., Ltd.	Interest income	—	213	311
		Fees income	—	593	2,748
		Interest expenses	—	53	68
		Provisions for allowance for credit loss	—	30	171
	K BANK Co., Ltd.	Fees income	1,134	1,468	1,763
		Other income	19	—	—
	Well to Sea No.3 Private Equity Fund	Interest income	2,179	1,774	1,883
		Interest expenses	9	11	5
		Reversal of allowance for credit loss	(30)	(18)	(55)
	Others(*3)(*4)(*5)	Interest income	233	—	—
		Fees income	23	1,281	2,677
		Dividends income	—	—	52
		Other income	14	17	16
		Interest expenses	40	55	28
		Reversal of allowance for credit loss	(147)	(5)	—

(*1)

The Group lost significant influence over the entity due to the termination of the joint management procedures of the creditors’ financial institution during the year ended December 31, 2018, and thus the entity was excluded from the list of associates.

(*2)	The shares of the entity were sold after it was transferred to assets held for distribution (sale) during the year ended December 31, 2018 and thus was excluded from the list of associates.

(*3)	Others as of December 31, 2018 include Saman Corporation, Uri Hanhwa Eureka Private Equity Fund, Kyesan Engineering Co., Ltd, DAEA SNC Co., Ltd. etc.
(*4)

Others include Saman Corporation, Woori-Shinyoung Growth-Cap Private Equity Fund, Uri Hanhwa Eureka Private Equity Fund, Kyesan Engineering Co., Ltd., DAEA SNC Co., Ltd. and etc, as of December 31, 2019.

(*5)

Others include Smart Private Equity Fund No.2, IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership, AJU TAERIM 1st Fund, Woori G IPO10 [FI_Bal][F]C(F),Woori G Senior Loan No.1, Woori G Egis Bond[FI][F](C(F)), Woori G Clean Energy No.1, Woori Star50 Master Fund ClassC-F, Saman Corporation, Woori Growth Partnerships New Technology Private Equity Fund, Woori-Shinyoung Growth-Cap Private Equity Fund, Woori-Q Corporate Restructuring Private Equity Fund, Woori High plus G.B. Securities Feeder Fund1(G.B.), Uri Hanhwa Eureka Private Equity Fund, Japanese Hotel Real Estate Private Equity Fund 2, Partner One Value Up I Private Equity Fund, PCC-Woori LP Secondary Fund and etc., as of December 31, 2020.

(3)	Major loan transactions with related parties for the years ended December 31, 2018, 2019 and 2020 are as follows (Unit: Korean Won in millions):

		For the year ended December 31, 2018
Related parties		Beginning balance	Loan	Collection	Others	Ending balance(*1)
Associates	Kumho Tire Co., Inc.(*2)	57,470	—	7,057	(50,413)	—
	Well to Sea No. 3 Private Equity Fund	73,810	16,857	88,810	—	1,857
	STX Engine Co., Ltd.(*3)	39,886	—	2,177	(37,709)	—

(*1)	Payments that occurred for business reasons among related parties are excluded and net increase or decrease was used for limited credit loan.
(*2)

The Group lost significant influence over the entity due to the termination of the joint management procedures of the creditors’ financial institution during the year ended December 31, 2018, and thus the entity was excluded from the list of associates.

(*3)	The shares of the entity were sold after it was transferred to assets held for distribution (sale) during the year ended December 31, 2018 and thus was excluded from the list of associates.

		For the year ended December 31, 2019
Related parties		Beginning balance	Loan	Collection	Ending balance(*)
Associates	W Service Network Co., Ltd.	69	315	361	23
	Korea Credit Bureau Co., Ltd.	7	26	30	3
	Korea Finance Security Co., Ltd.	57	2,426	623	1,860
	Chin Hung International Inc	241	2,338	2,335	244
	LOTTE CARD Co., Ltd.	—	7,500	—	7,500
	K BANK Co., Ltd.	185	2,249	2,293	141
	Well to Sea No. 3 Private Equity Fund	1,857	2,633	—	4,490

(*)	Payments that occurred for business reasons among related parties are excluded and net increase or decrease was used for limited credit loan.

		For the year ended December 31, 2020
Related parties		Beginning balance	Loan	Collection	Ending balance(*)
Associates	W Service Network Co., Ltd.	23	337	339	21
	Korea Credit Bureau Co., Ltd.	3	17	19	1
	Korea Finance Security Co., Ltd.	1,860	2,133	553	3,440
	Chin Hung International Inc	244	2,575	2,562	257
	LOTTE CARD Co., Ltd.	7,500	—	—	7,500
	K BANK Co., Ltd.	141	1,942	1,979	104
	Well to Sea No. 3 Private Equity Fund	4,490	—	4,490	—

(*)	Payments that occurred for business reasons among related parties are excluded and net increase or decrease was used for limited credit loan.

(4)	Details of changes in major deposits due to customers with related parties for the years December 31, 2018, 2019 and 2020 are as follows (Unit: Korean Won in millions):

		For the year ended December 31, 2018
Related parties		Beginning balance	Increase	Decrease	Ending balance(*1)
Associates	Saman Corporation	2,334	102	—	2,436
	W Service Networks Co., Ltd	1,135	1,025	980	1,180
	Chin Hung International Inc	765	765	765	765
	Korea Credit Bureau Co., Ltd.	4,000	12,000	10,000	6,000
	Partner One Value Up I Private Equity Fund	—	1,803	400	1,403
	Korea Finance Security Co., Ltd.	635	560	660	535
	STX Corporation(*2)	330	—	330	—
	STX Engine Co., Ltd.(*2)	10,256	—	10,256	—
	Kumho Tire Co., Inc.(*2)	37	—	37	—
	Hyunwoo International Co., Ltd.(*2)	41	—	41	—

(*1)	Details of payment between related parties and demand deposit due to customers etc. are excluded.
(*2)	Excluded from associates due to disposal for the year ended December 31, 2018.

		For the year ended December 31, 2019
Related parties		Beginning balance	Increase	Decrease	Ending balance(*1)
Associates	Saman Corporation(*2)	2,436	86	—	2,522
	W Service Networks Co., Ltd	1,180	1,460	1,460	1,180
	Chin Hung International Inc	765	400	765	400
	Partner One Value Up I Private Equity Fund	1,403	1,617	1,870	1,150
	Korea Credit Bureau Co., Ltd.	6,000	—	6,000	—
	Korea Finance Security Co., Ltd.	535	25	560	—

(*1)	Details of payment between related parties, demand deposit due to customers and etc. are excluded.
(*2)	Excluded from the related parties due to the loss of significant influence for the year ended December 31, 2019.

		For the year ended December 31, 2020
Related parties		Beginning balance	Increase	Decrease	Ending balance(*)
Associates	W Service Networks Co., Ltd	1,180	1,180	1,180	1,180
	Chin Hung International Inc	400	—	400	—
	Partner One Value Up I Private Equity Fund	1,150	1,737	2,024	863
	Korea Credit Bureau Co., Ltd.	—	1,000	—	1,000

(*)	Details of payment between related parties, demand deposit due to customers and etc. are excluded.

(5)	There are no major borrowing transactions with related parties for the years ended December 31, 2019 and 2020.

(6)	Guarantees provided to the related parties are as follows (Unit: Korean Won in millions):

Warrantee	December 31, 2019	December 31, 2020	Warranty
Korea Finance Security Co., Ltd.	400	820	Unused loan commitment
Korea Credit Bureau Co., Ltd.	32	34	Unused loan commitment
W Service Network Co., Ltd.	177	179	Unused loan commitment
Chin Hung International Inc.	32,055	16,167	Unused loan commitment
K BANK Co., Ltd.	159	196	Unused loan commitment
Well to Sea No.3 Private Equity Fund	210,510	—	Unused loan commitment
LOTTE CARD Co. Ltd.	150,000	500,000	Unused loan commitment

As of December 31, 2019 and 2020, the recognized payment guarantee provisions are 384 million Won and 284 million Won, respectively, in relation to the guarantees provided to the related parties above.

(7)	Amount of commitments with the related parties

Warrantee	December 31, 2019	December 31, 2020	Warranty
Well to Sea No.3 Private Equity Fund	584,377	—	Open interest
Together-Korea Government Private Pool Private Securities Investment Trust No.3	—	990,000	Open interest
Woori-Q Corporate Restructuring Private Equity Fund	53,372	36,355	Open interest
PCC-Woori LP Secondary Fund	7,575	2,525	Open interest
Union Technology Finance Investment Association	—	10,500	Open interest
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership	15,424	9,704	Open interest
Genesis Environmental Energy Company 1st Private Equity Fund	—	916	Open interest
Crevisse Raim Impact 1st Startup Venture Specialist Private Equity Fund	625	550	Open interest
Woori-Shinyoung Growth-Cap Private Equity Fund I	39,335	12,799	Open interest
Woori G Senior Loan No.1	—	53,041	Open interest
JC Assurance No.2 Private Equity Fund	—	1,650	Open interest
Woori Seoul Beltway Private Special Asset Fund	43,402	41,393	Open interest
Woori G Clean Energy No.1	—	7,485	Open interest

(8)	Compensation for key management is as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2018	2019	2020
Short-term employee salaries	12,326	13,427	22,778
Retirement benefit service costs	489	783	910
Share-based compensation	—	2,494	3,519

Total	12,815	16,704	27,207

Major management shall be executives and outside directors of Woori Financial Group and major subsidiaries, and includes the CEO of other subsidiaries. Outstanding assets from transactions with key management amount to 2,414 million Won and 3,888 million Won, as of December 31, 2019 and 2020 respectively and with respect to the assets, the Group has not recognized any allowance nor related impairment loss due to credit losses. Also, liabilities from transaction with key management amount to 6,543 million Won and 11,155 million Won, respectively, as of December 31, 2019 and 2020.

42.	LEASES

(1)	Lessor

1)	Finance lease

①	The total investment in finance lease and the present value of the minimum lease payments to be recovered are as follows (Unit: Korean Won in millions):

	December 31, 2020
	Total investment in lease	Net investment in lease
Within one year	24,649	23,957
After one year but within two years	48,781	45,575
After two years but within three years	132,894	120,414
After three years but within four years	171,137	151,756
After four years but within five years	277,282	244,481
After five years	16	12

Total	654,759	586,195

②	The unrealized interest income of the finance lease as of December 31, 2020 is as follows. (Unit: Korean Won in millions):

Unearned interest income
Total investment in lease	654,759
Net investment in lease	586,195
Present value of minimum lease payments	586,133
Present value of unguaranteed residual value	62

Unearned interest income	68,564

2)	Operating lease

①	The details of operating lease assets as of December 31, 2020 are as follows (Unit: Korean Won in millions):

Vehicles
Acquisition cost	1,507,156
Accumulated depreciation	(390,981)

Net carrying value	1,116,175

②	The details of changes in operating lease assets as of December 31, 2020 are as follows (Unit: Korean Won in millions):

Amount
Beginning balance	—
Acquisition	118,256
Disposal	(21,963)
Depreciation	(52,504)
Business combination	1,071,111
Others	1,275

Ending balance	1,116,175

③	The future lease payments to be received under the lease contracts are as follows (Unit: Korean Won in millions):

Amount
Within one year	240,005
After one year but within two years	223,074
After two years but within three years	156,859
After three years but within four years	80,174
After four years but within five years	24,992

Total	725,104

④	There is no adjusted lease payments recognized as profit or loss for the year ended December 31, 2020.

(2)	Lessee

1)	The future lease payments under the lease contracts are as follows (Unit: Korean Won in millions):

	December 31, 2019	December 31, 2020
Lease payments
Within one year	161,251	173,885
After one year but within five years	232,985	200,844
After five years	40,698	34,787

Total	434,934	409,516

2)	Total cash outflows from lease are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2019	2020
Total cash outflows from lease	220,163	207,305

3)

Details of lease payments that are not included in the measurement of lease liabilities due to the fact that they are short-term leases or leases for which the underlying asset is of low value are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2019	2020
Lease payments for short-term leases	1,964	1,760
Lease payments for which the underlying asset is of low value	332	751

Total	2,296	2,511

(3)

As mentioned in Note 2, the Group uses a practical expedient for rent concession as a direct consequence of COVID-19. Accordingly, the amount recognized in profit or loss during the reporting period is 20,602 million Won, to reflect changes in lease payments arising from the rent concession.

43. BUSINESS COMBINATION

(1)	General

The Group acquired substantial control over Aju Capital Co., Ltd. on October 20, 2020, and completed the acquisition of 76.8% (excluding treasury stocks, 74.0% interest including treasury stocks) stake in Woori Financial Capital Co., Ltd. (formerly Aju Capital Co., Ltd.) on December 10, 2020.The main reasons for the business combination are to maximize synergy between the consolidated subsidiaries and to strengthen the non-bank business portfolio.

The operating profit and net loss of Woori Financial Capital Co., Ltd., reflected in the consolidated statement of comprehensive income for the three months after the date of obtaining substantial control(October 20, 2020), are 21,163 million Won and 30,349 million Won, respectively. Had Woori Financial Capital Co., Ltd. been acquired from January 1, 2020, the consolidated statement of comprehensive income would have shown operating profit and net income of Woori Financial Capital Co., Ltd. for 138,116 and 58,980 million Won, respectively.

(2)	Identifiable net assets

Identified assets and liabilities as of the acquisition date are as follows (Unit: Korean Won in millions):

		Amount
Assets	Cash and cash equivalents	259,275
	Financial assets at FVTPL	575,569
	Financial assets at amortized cost(*1)	6,489,669
	Investment properties	10,557
	Premises and equipment and right-of-use assets	7,367
	Intangible assets(*2)	8,681
	Deferred tax assets	6,676
	Other assets	1,103,542

	Sub-total	8,461,336

Liabilities	Financial liabilities	7,559,535
	Provisions	21,129
	Deferred tax liabilities	27,762
	Other liabilities	48,327
	Sub-total	7,656,753

Fair value of net identifiable assets		804,583

(*1)

The acquired financial assets at amortized cost were estimated at fair value. The contractual total of the financial assets at amortized cost of Woori Financial Capital Co., Ltd. is 6,669,123 million Won (including 4,531 million Won in financial lease receivables), and the contractual cash flows that are not expected to be recovered as of the acquisition date are 179,454 million Won. (including 710 million Won in financial lease receivables)

(*2)

As 61,396 million Won of Woori Financial Capital Co., Ltd.’s goodwill recognized at the acquisition of Woori Savings Bank is not an identifiable asset, it has been fully deducted. As the core deposits of Woori Savings Bank are determined to be separately identifiable intangible assets, an additional 1,278 million Won was recognized, which was calculated by the fair value assessment through cost reduction method. The cost reduction method is to evaluate the reduced capital raising cost discounted as present value by comparing the cost of financing through deposits generated from stable customer relationships with the cost of financing through other sources.

If, within one year of the acquisition date, new information obtained about the facts and circumstances that existed at the acquisition date requires the adjustment of the amounts recognized at the acquisition date, or the recognition of additional provisions existing at the acquisition date, the accounting for the business combination will be adjusted.

(3)	Profit from bargain purchase

Recognized profit from bargain purchase as a result of business combination are as follows (Unit: Korean Won in million):

Amount
Transfer price	572,333
Fair value of net identifiable asset	804,583
Non-controlling interest(*1)	164,823
Profit from bargain purchase(*2)	67,427

(*1)	The Group measured the non-controlling interest in Woori Financial Capital acquired at fair value.
(*2)	Included in other non-operating income in the consolidated comprehensive income statement.

Gain from a bargain purchase was recognized as the identifiable net assets exceeded the consideration transferred plus the fair value of non-controlling interest.

The Group acquired core deposits held by Woori Financial Savings Bank as part of the acquisition of Woori Financial Capital Co., Ltd. It was recognized separately from goodwill because it met the separability criterion to meet the recognition requirements for intangible assets.

(4)	Business combination cost

The Group incurred 1,071 million Won, including legal fees and due diligence fees, in relation to the business combination, and the amount was recognized as a fee expense in the consolidated statement of comprehensive income of the Group.

(5)	Net cash outflow due to business combination

Details of net cash outflows due to business combination are as follows (Unit: Korean Won in million):

Amount
Consideration paid in cash	572,333
Acquired cash and cash equivalents	259,275

Deduction in total	313,058

44. EVENTS AFTER THE REPORTING PERIOD

On March 5, 2021, the Group entered into a share purchase agreement to acquire 100% interests of Woori Savings Bank (common stock 12,160,398 shares) from one of the subsidiaries, Woori Financial Capital Co., Ltd. On March 12, 2021, acquisition was completed as the consideration was legally transferred to Woori Financial Capital Co., Ltd. In addition, on April 15, 2021, the Group acquired an additional 12.9% equity interest in Woori Financial Capital Co., Ltd. From Aju Corporation.