Form 20-F
period 2021-12-31
WOORI FINANCIAL GROUP INC.
filed 2022-05-16
CIK 1264136

As filed with the Securities and Exchange Commission on May 16, 2022

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM
20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2021
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
51,
Sogong-ro,
Jung-gu
,
Seoul
04632
, Korea
(Address of principal executive offices)
Jeong Soo Lee
51,
Sogong-ro,
Jung-gu
,
Seoul 04632, Korea
Telephone No.:
+82-2-2125-2050
Facsimile No.:
+82-0505001-0451
(Name, telephone,
e-mail
and/or facsimile number and address of company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading symbol	Name of each exchange on which registered
American Depositary Shares, each representing three shares of Common Stock	WF	New York Stock Exchange
Common Stock, par value ￦ 5,000 per share	WF	New York Stock Exchange*
Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
728,058,225
shares of Common Stock, par
value
￦
5,000 per share
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
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☐ U.S. GAAP	☒ International Financial Reporting Standards as issued by the International Accounting Standards Board	☐ Other

Auditor Name: Samil PricewaterhouseCoopers	Auditor Location: Seoul, Korea	Auditor Firm ID: 1103
If “other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.     ☐  Item 17    ☐  Item 18
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule
12b-2
of the Exchange Act
).    ☐  Yes
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
For your convenience, this annual report contains conversions of Won amounts into U.S. dollars at the noon buying rate of the Federal Reserve Bank of New York for Won in effect on December 30, 2021, which was ￦1,188.6= US$1.00.

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

Item 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
Not Applicable

Item 2.	OFFER STATISTICS AND EXPECTED TIMETABLE
Not Applicable

Item 3.	KEY INFORMATION

Item 3.A.	[Reserved]

Item 3.B.	Capitalization and Indebtedness
Not Applicable

Item 3.C.	Reasons for the Offer and Use of Proceeds
Not Applicable

Item 3.D.	Risk Factors
Risks relating to our corporate credit portfolio
The largest portion of our exposure is to small- and
medium-sized
enterprises, and financial difficulties experienced by companies in this segment may result in a deterioration of our asset quality and have an adverse impact on us.
Our loans to small- and
medium-sized
enterprises amounted to ￦97,476 billion, or 32.1% as of December 31, 2020 and ￦112,696 billion, or 33.4% of our total loans, as of December 31, 2021. As of December 31, 2021,
Won-denominated
loans to small- and
medium-sized
enterprises that were classified as substandard or below were ￦374 billion, representing 0.3% of such loans to those enterprises.
See “Item 4.B. Business Overview—Corporate Banking—Small and
Medium-Sized
Enterprise Banking.” We recorded charge-offs of ￦158 billion in respect of our
Won-denominated
loans to small- and
medium-sized
enterprises in 2021, compared to charge-offs of ￦219 billion in 2020 and ￦185 billion in 2019. According to data compiled by the Financial Supervisory Service, the industry-wide delinquency ratios for
Won-denominated
loans to small- and
medium-sized
enterprises decreased in 2020 and in 2021. The delinquency ratio for small- and medium-sized
enterprises is calculated as the ratio of (1) the outstanding balance of such loans in respect of which either principal or interest payments are overdue by one month or more to (2) the aggregate outstanding balance of such loans. Our delinquency ratio for such loans denominated in Won was 0.3% as of December 31, 2020 and 0.3% as of December 31, 2021.
Our delinquency ratio may increase in 2022 as a result of, among other things, adverse changes in economic conditions in Korea and globally. See “—Other risks relating to our business—Unfavorable changes in the global financial markets could adversely affect our results of operations and financial condition.” Accordingly, we may be required to take measures to decrease our exposures to these customers.

In light of the deteriorating financial condition and liquidity position of small- and medium-sized
enterprises in Korea as a result of the global financial crisis commencing in the second half of 2008, the Korean government introduced measures intended to encourage Korean banks to provide financial support to small- and medium-sized
enterprise borrowers. For example, the Korean government requested Korean banks, including Woori Bank, to establish a “fast track” program to provide liquidity assistance to small- and medium-sized
enterprises on an expedited basis. Under the “fast track” program established by Woori Bank, liquidity assistance is provided to small- and medium-sized
enterprise borrowers applying for such assistance, in the form of new short-term loans or maturity extensions or interest rate adjustments with respect to existing loans, after expedited credit review and approval. The aggregate amount of outstanding small- and medium-sized
enterprise loans made by us under the “fast track” program was ￦81.5 billion as of December 31, 2021, which represented 0.08% of our total small- and medium-sized
enterprise loan portfolio as of such date.
Furthermore, loans made by us under the “fast track” program are partially guaranteed by the Korean government’s public financial institutions, including the Korea Credit Guarantee Fund and the Korea Technology Finance Corporation. The overall prospects for the Korean economy in 2022 and beyond remain uncertain, especially in light of the
COVID-19
pandemic affecting many countries worldwide, including Korea, and the Korean government may extend or renew existing or past policies and initiatives or introduce new policies or initiatives to encourage Korean banks to provide financial support to small- and medium-sized
enterprises. See “—Other risks relating to our business—The
COVID-19
pandemic has adversely affected and may continue to adversely affect our business, financial condition or results of operations.” For example, the Financial Services Commission requested 15 Korean banks, including Woori Bank, to extend special low-rate
loans to small merchants affected by the
COVID-19
pandemic beginning in April 2020. Such Korean banks, including Woori Bank, ceased providing new loans under such program starting from January 3, 2022, and as of December 31, 2021, the aggregate amount of such loans extended by the Korean banks was ￦13.5 trillion, of which ￦1.5 trillion was provided by Woori Bank. In addition, Korean financial regulatory authorities, including the Financial Services Commission and the Financial Supervisory Service, adopted guidelines for Korean banks to extend loan terms and defer interest payments with respect to small- and medium sized enterprises and small merchants affected by the
COVID-19
pandemic from April 2020, and such measures are expected to continue until September 2022. As of December 31, 2021, the aggregate amount of loans affected by such measures provided by the four major commercial Korean banks, including Woori Bank, Kookmin Bank, KEB Hana Bank and Shinhan Bank, was ￦116.7 trillion, of which ￦29.8 trillion was provided by Woori Bank. We believe that, to date, our participation in such government-led
initiatives has not caused us to extend a material amount of credit that we would not have otherwise extended nor materially impacted our results of operations and financial condition in general. However, there can be no assurance that our future participation in such government-led
initiatives would not lead us to extend credit to small- and medium-sized
enterprise borrowers that we would not otherwise extend, or offer terms for such credit that we would not otherwise offer, in the absence of such initiatives. Furthermore, there is no guarantee that the financial condition and liquidity position of our small- and medium-sized
enterprise borrowers benefiting from such initiatives will improve sufficiently for them to service their debt on a timely basis, or at all. Accordingly, increases in our exposure to small- and medium-sized
enterprises resulting from such
government-led
initiatives may have a material adverse effect on our results of operations and financial condition.
Many small- and
medium-sized
enterprises represent sole proprietorships or very small businesses dependent on a relatively limited number of suppliers or customers and tend to be affected by fluctuations in the Korean and global economy to a greater extent than large corporate borrowers. In addition, small- and medium-sized
enterprises often maintain less sophisticated financial records than large corporate borrowers. Therefore, it is generally more difficult for us to judge the level of risk inherent in lending to these enterprises, as compared to large corporations. However, in light of the
COVID-19
pandemic, the Bank of Korea early implemented the Basel III final reforms in September 2020, which lowered the average risk weight of loans extended to small- and medium-sized
enterprises.
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
Financial difficulties experienced by small- and
medium-sized
enterprises as a result of, among other things, adverse changes in domestic and global economic conditions, could have an adverse impact on the ability of small- and medium-sized
enterprises to make payments on their loans. For example, the
COVID-19
pandemic has had a significant adverse impact on the Korean and global economy, including disruptions in the supply chains, declines in the sales and deterioration in the financial conditions of small- and medium-sized
enterprises. See “—Other risks relating to our business—The
COVID-19
pandemic has adversely affected and may continue to adversely affect our business, financial condition or results of operations.” In addition, aggressive marketing and competition among banks to lend to this segment may lead to a deterioration in the asset quality of our loans to this segment in the future. Any such deterioration would result in increased charge-offs, higher provisioning and reduced interest and fee income from this segment, which would have an adverse impact on our financial condition and results of operations.
We have exposure to companies in certain troubled industries, and financial difficulties of these companies may adversely impact us.
As of December 31, 2021, the total amount of loans provided by us to construction, shipbuilding and shipping companies in Korea amounted to ￦5,581 billion, ￦416 billion and ￦356 billion, or 1.7%, 0.1% and 0.1% of our total loans, respectively. We also have other exposures to Korean construction, shipbuilding and shipping companies, including in the form of guarantees extended for the benefit of such companies and debt and equity securities of such companies held by us. In the case of construction companies, we have potential exposure in the form of guarantees provided to us by general contractors with respect to financing extended by us for residential and commercial real estate development projects, as well as commitments to purchase asset-backed securities secured by the assets of companies in the construction industry and other commitments we enter into relating to project financing for such real estate projects which may effectively function as guarantees. In the case of shipbuilding companies, such exposures include refund guarantees extended by us on behalf of shipbuilding companies to cover their obligation to return a portion of the ship order contract amount to customers in the event of performance delays or defaults under shipbuilding contracts.
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

In addition, we have significant exposures to companies in the hotel, leisure and transportation industries, which have been adversely impacted by the
COVID-19
pandemic. As of December 31, 2021, the total amount of loans provided by us to companies in the hotel, leisure and transportation industries amounted to an aggregate ￦10,548 billion, or 3.1% of our total loans. While the business activities, results of operations and financial condition of companies in such industries may recover as the impact of the pandemic decreases, the timeline for such recovery remains uncertain, and we may be required to record substantial additional allowances relating to such companies.
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
As of December 31, 2021, our 20 largest exposures to corporate borrowers (including loans, debt and equity securities, credit-related commitments and other exposures) totaled ￦64,683 billion, which represented 12.2% of our total exposures. As of that date, our single largest corporate exposure was to Korea Development Bank, to which we had outstanding credits in the form of debt securities of ￦12,078 billion and loans in Won of ￦36 billion, representing 2.3% of our total exposures in the aggregate. Aside from exposure to the Korean government and government-related agencies, our next largest exposure was to Mirae Asset Securities Co., Ltd., to which we had outstanding exposure of ￦4,048 billion representing 0.8% of our total exposures.
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
Of our 20 largest corporate exposures as of December 31, 2021, 7 were to companies that were members of the 34 largest chaebols
in Korea. As of that date, the total amount of our exposures to the 34 largest chaebols
was ￦27,209 billion, or 5.1% of our total exposures.
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
As of December 31, 2021, our credit exposures to companies that were in workout or corporate restructuring amounted to ￦233 billion or 0.04% of our total credit exposures, of which ￦221 billion or 94.8% was classified as substandard or below and substantially all of which was classified as impaired. As of the same date, our allowance for credit losses on these credit exposures amounted to ￦69 billion, or 29.6% of these exposures.
These allowances may not be sufficient to cover all future losses arising from our credit exposure to these companies. Furthermore, we have other exposure to such companies in the form of debt and equity securities of such companies held by us (including equity securities we acquired as a result of debt-to-equity
conversions). Including such securities, our exposures as of December 31, 2021 to companies in workout or restructuring amounted to ￦233 billion, or 0.04% of our total exposures. Our exposures to such companies may also increase in the future, including as a result of adverse conditions in the Korean economy. In addition, in the case of borrowers that are or become subject to workout, we may be forced to restructure our credits pursuant to restructuring plans approved by other creditor financial institutions of the borrower, or to dispose of our credits to other creditors on unfavorable terms, which may adversely affect our results of operations and financial condition.
Risks relating to our consumer credit portfolio
We may experience increases in delinquencies in our consumer loan and credit card portfolios.
In recent years, consumer debt has increased rapidly in Korea. Our portfolio of consumer loans amounted to ￦138,119 billion as of December 31, 2020 and ￦148,361 billion as of December 31, 2021. Our credit card portfolio amounted to ￦8,543 billion as of December 31, 2020 and ￦9,757 billion as of December 31, 2021.
As of December 31, 2021, our consumer loans and credit card receivables represented 43.9% and 2.9%
of our total lending, respectively. See “Item 4.B. Business Overview—Consumer Banking—Lending Activities” and “Item 4.B. Business Overview—Credit Cards—Products and Services.”
The growth in our consumer loan portfolio in recent years, together with adverse changes in economic conditions in Korea and globally, may lead to increasing delinquencies and a deterioration in asset quality. The amount of our consumer loans classified as substandard or below was ￦295 billion (or 0.2% of our consumer loan portfolio) as of December 31, 2020 and ￦354 billion as of December 31, 2021 (or 0.2% of our consumer loan portfolio). We charged off consumer loans amounting to ￦173 billion in 2021, as compared to ￦182 billion in 2020 and ￦217 billion in 2019, and recorded provisions for credit loss in respect of consumer loans of ￦168 billion in 2021, as compared to ￦131 billion in 2020 and ￦163 billion in 2019. Within our consumer loan portfolio, the outstanding balance of general purpose household loans, which, unlike mortgage or home equity loans, are often unsecured and therefore tend to carry a higher credit risk, amounted to ￦35,211 billion, or 25.5% of our total outstanding consumer loans, as of December 31, 2020 and ￦32,003 billion, or 21.6% of our total outstanding consumer loans, as of December 31, 2021.
In our credit card segment, outstanding balances overdue by more than one month amounted to ￦88 billion, or 1.0% of our credit card receivables, as of December 31, 2020 and ￦79 billion, or 0.8% of our credit card receivables, as of December 31, 2021. In line with industry practice, we have restructured a portion of our delinquent credit card account balances as loans. As of December 31, 2021, these restructured loans amounted to ￦87 billion, or 0.9% of our credit card balances. Because these restructured loans are not initially recorded as being delinquent, our delinquency ratios do not fully reflect all delinquent amounts relating to our credit card balances. Including all restructured loans, outstanding balances overdue by more than one month accounted for 1.7% of our credit card balances as of December 31, 2021.
We charged off credit card balances amounting to ￦220 billion in 2021, as compared to ￦246 billion in 2020 and ￦281 billion in 2019, and recorded provisions for credit loss in respect of credit card balances of ￦177 billion in 2021, as compared to ￦188 billion in 2020 and ￦236 billion in 2019. Delinquencies may increase in the future as a result of, among other things, adverse economic conditions in Korea, additional government regulation or the inability of Korean consumers to manage increased household debt.
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
In addition, we are exposed to changes in regulations and policies on consumer lending by the Korean government, which may adopt measures to restrict consumer lending or encourage financial institutions to provide financial support to certain types of retail borrowers. In 2014 and 2015, the Korean government implemented several measures to encourage consumer spending and revive the housing market in Korea, including loosening regulations on mortgage lending, which contributed to an increase in our portfolio of consumer loans. However, the Korean government introduced various measures from the second half of 2016 to 2021 to tighten regulations on mortgage and other lending and housing subscription in response to the rapid growth in consumer debt and concerns over speculative investments in real estate in certain areas. A decrease in housing prices as a result of the implementation of such measures, together with the high level of consumer debt and rising interest rate levels, could result in declines in consumer spending and reduced economic growth, which may lead to increases in delinquency levels of our consumer loan and credit card portfolios.
Under a
pre-workout
program established by Korean banks for retail borrowers with outstanding short-term debt, including Woori Bank, which has been in operation since April 2009, maturity extensions and/or interest reductions are provided to retail borrowers with total loans of ￦1.5 billion or less (consisting of no more than ￦500 million of unsecured loans and ￦1 billion of secured loans) who are in arrears on their payments for more than 30 days but less than 90 days or for retail borrowers with an annual income of ￦40 million or less who have been in arrears on their payments for 30 days or more on an aggregate basis for the 12 months prior to their application, among others. The aggregate amount of consumer credit (including credit card receivables) we provided which became subject to the pre-workout
program in 2021 was ￦50 billion. While we believe that our
operation of the
pre-workout
program has not had a material impact on the overall credit quality of our consumer loan and credit card portfolios to date, our participation in such government-led
initiatives to provide financial support to retail borrowers may lead us to offer credit terms for such borrowers that we would not otherwise offer in the absence of such initiatives, which may have an adverse effect on our results of operations and financial condition.
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

•
Woori Bank.
  In November 2014, Woori Finance Holdings merged with and into Woori Bank. As a result of the merger, the other former subsidiaries of Woori Finance Holdings, including Woori Card, Woori Private Equity, Woori FIS, Woori Investment Bank and Woori Finance Research Institute, became Woori Bank’s subsidiaries. In December 2014, the KDIC sold 40,143,022 shares of Woori Bank’s common stock (representing 5.9% of its outstanding common stock) through a bidding process in Korea. In addition, in December 2016 and January 2017, the KDIC sold an aggregate of 200,685,395 shares of Woori Bank’s common stock (representing 29.7% of its outstanding common stock) in stakes ranging from 3.7% to 6.0% to seven financial companies through a bidding process. In 2017, pursuant to a series of transactions related to call options previously granted in connection with the KDIC’s sale of Woori Bank’s common stock in December 2014, the KDIC sold an aggregate of 19,852,364 shares of Woori Bank’s common stock (representing 2.9% of its outstanding common stock). As a result of such transactions, the KDIC’s ownership interest in Woori Bank was reduced to 18.4%.

•
Woori Financial Group
.  In connection with our establishment in January 2019 as a new financial holding company pursuant to a “comprehensive stock transfer” under Korean law, the KDIC received 124,604,797 shares of our outstanding common stock in exchange for the common stock of Woori Bank it owned. In June 2019, the Financial Services Commission approved the KDIC’s plan to sell all such common stock in multiple transactions by 2022. In April 2021, pursuant to this plan, the KDIC sold an aggregate of 14,445,354 shares of our common stock (representing 2.0% of our outstanding common stock) in a block trade. In December 2021, the KDIC sold an aggregate 9.3% of our outstanding common stock in stakes ranging from 1.0% to 4.0% to four companies and 1.0% to our employee stock ownership association, and in February 2022, the KDIC sold an aggregate of 15,860,000 shares of our common stock (representing 2.2% of our outstanding common stock) in a block trade. As a result of such transactions, the KDIC currently owns 3.6% of our outstanding common stock.
See “Item 4.A. History and Development of the Company—Privatization Plan.”
The implementation of the Korean government’s privatization plan, including the expected sale of the KDIC’s remaining ownership interest in us to third parties, is likely to have an impact on us. Although the KDIC has already disposed of most of the ownership interest in us that it used to hold, the KDIC’s sale of its remaining interest in us to a small number of third parties may affect our business, management, strategy, capital structure and assets and liabilities and lead to diversion of management attention, a loss of customers and labor unrest. There is also no guarantee that such sale will not result in unintended adverse tax consequences for us and our subsidiaries, as well as our shareholders. See “—Risks relating to our common stock and ADSs—Future sales by the KDIC of the shares of our common stock it owns may result in adverse Korean tax consequences for you.” Accordingly, the implementation of the privatization plan may have a material adverse effect on the trading price of our common stock and American depositary shares, or ADSs, and your interests as a shareholder.
We may not be able to successfully execute our overseas expansion strategy.
As part of our business strategy, we have been seeking opportunities to expand our operations in markets outside Korea, including through the opening of additional overseas branches and offices as well as strategic acquisitions and investments, particularly in South and Southeast Asia. For example, Woori Bank expanded its network of branches to India, where it established branches in Chennai, Gurgaon and Mumbai from 2012 to 2017. In October 2016, Woori Bank acquired a 51% equity interest in Wealth Development Bank Corp., a thrift bank in the Philippines. In November 2016, Woori Bank obtained a banking license to establish a local subsidiary in Vietnam, Woori Bank Vietnam, which commenced operations in January 2017 and currently operates 16 branches throughout the country. In June 2018, Woori Bank acquired VisionFund (Cambodia) Ltd., a microfinance deposit-taking institution in Cambodia, and renamed it WB Finance Co., Ltd. In February 2020, WB Finance Co., Ltd. merged with Woori Finance (Cambodia) Plc., a Cambodian microfinance institution, and in November 2021, it obtained a commercial banking license from the Cambodian financial authorities and began its nationwide operations as Woori Bank (Cambodia) PLC. Notwithstanding the foregoing, the expansion of our operations abroad may be difficult due to the presence of established competitors in the relevant local markets. In addition, overseas expansion and the management of international operations may require significant financial expenditures as well as management attention, and will subject us to the challenges of operating in an unfamiliar business environment with different regulatory, legal and taxation systems and political, economic and social risks. Accordingly, there is no guarantee that we will be successful in executing our overseas expansion strategy. The failure of our overseas expansion strategy could have an adverse impact on our business, results of operations and financial condition.
We may not generate sufficient additional fees to achieve our revenue diversification strategy.
An important element of our overall strategy is increasing our fee income in order to diversify our revenue base in anticipation of greater competition. Historically, our primary source of revenues has been net interest income from our banking operations at Woori Bank. To date, except for fees collected in connection with certain of our services including investment banking, asset management and currency transfers (including foreign exchange-related commissions), we have not generated substantial fee income. We intend to develop new sources of fee income as part of our business strategy, including through our current investment banking and asset management businesses and mergers and acquisitions of non-banking
businesses which we may decide to pursue through our financial holding company structure. See “Item 4.B. Business Overview—Strategy.” Although we, like many other Korean financial institutions, have begun to charge fees to our customers more regularly, customers may prove unwilling to pay additional fees, even in exchange for more attractive value-added services, and their reluctance to do so would adversely affect the implementation of our strategy to increase our fee income. Furthermore, the fees that we charge to customers are subject to regulation by Korean financial regulatory authorities, which may seek to implement regulations or measures that may have an adverse impact on our ability to achieve this aspect of our strategy.

Risks relating to competition
Competition in the Korean financial industry is intense, and we may lose market share and experience declining margins as a result.
Competition in the Korean financial market has been and is likely to remain intense. Some of the financial institutions that we compete with are larger in terms of asset size and customer base and have longer operating histories as financial holding companies, greater financial resources or more specialized capabilities than us and our subsidiaries. In addition, in the area of our core banking operations, most Korean banks have been focusing on retail customers and small- and medium-sized
enterprises in recent years, although they have begun to generally increase their exposure to large corporate borrowers, and have been focusing on developing fee income businesses as increasingly important sources of revenue. In the area of credit cards, increased competition in the payments market and the resulting increase in our marketing activities, as well as the general trend towards lower merchant fees, are adversely affecting profits in the segment. In our new capital segment, our profitability may be adversely affected by increasing competition in the automobile finance and lease finance markets. The competition and market saturation resulting from this common focus may make it more difficult for us to secure retail, small- and medium-sized
enterprise and large corporate customers with the credit quality and on credit terms necessary to maintain or increase our income and profitability.
In addition, the introduction of Internet-only banks in Korea is expected to increase competition in the Korean banking industry. Internet-only banks generally operate without branches and conduct most of their operations through electronic means, which enable them to minimize costs and offer customers higher interest rates on deposits or lower lending rates. In April 2017, K bank, the first Internet-only bank in Korea, in which Woori Bank owns 12.7% of the equity with voting rights as of December 31, 2021, commenced operations. Kakao Bank and Toss Bank, both mobile-only banks, commenced operations in July 2017 and October 2021, respectively.
Furthermore, the following general regulatory reforms in the Korean financial industry have increased competition among banks and other financial institutions in Korea:

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

•
In April 2019, the Financial Services Commission approved and is currently conducting test procedures for a financial regulatory sandbox, a framework set up to allow financial service providers to test new business models in a less regulated environment, as part of its efforts to work closely with the fintech sector and provide support to facilitate its development. A variety of financial services have been similarly approved for such testing under the financial regulatory sandbox.

•
In December 2019, the Financial Services Commission launched an “open banking” system, which allows customers to view banking account information and make wire transfers, regardless of institution, through a single mobile application. Such integrated system is expected to allow fintech firms to share payment networks with banks, thereby lowering transaction fees and encouraging the development of new payment services.

•
In August 2020, amendments to the Credit Information Use and Protection Act established the framework for MyData services in Korea, which allow the collection of customers’ personal credit information from credit information providers/users or public institutions upon the customer’s request and subject to compliance requirements, so that customers may access such collected personal credit information in whole or in part. In January 2021, the Financial Services Commission granted licenses to 28 companies to operate as MyData service providers, 14 of which were fintech firms, and competition between traditional financial institutions and fintech firms is expected to intensify, particularly with respect to asset management services. MyData services are currently offered through Woori WON Banking, Woori Bank’s main mobile banking application, as well as through Woori Card’s mobile application.

Overall, such measures may not only intensify competition among traditional financial institutions in Korea, but also allow new market participants such as fintech firms to potentially gain market share in certain areas in which we operate.
Moreover, the Korean financial industry is undergoing significant consolidation through which the number of nationwide commercial banks in Korea has significantly decreased since the financial crisis in Korea in the late 1990s. A number of significant mergers and acquisitions in the financial industry have also taken place in Korea in recent years, including the merger of Hana Bank into Korea Exchange Bank in 2015, KB Financial Group’s acquisition of Hyundai Securities Co., Ltd. in 2016 and the subsequent merger of Hyundai Securities with and into KB Investment & Securities Co., Ltd. in 2016. In 2016, Mirae Asset Securities Co., Ltd. acquired a 43% interest in KDB Daewoo Securities Co., Ltd., which subsequently merged with and into Mirae Asset Securities. In 2014, pursuant to the implementation of the Korean government’s privatization plan with respect to Woori Finance Holdings and its former subsidiaries, Woori Financial, Woori Asset Management and Woori F&I were acquired by KB Financial Group, Kiwoom Securities and Daishin Securities, respectively, and Woori Investment & Securities, Woori Aviva Life Insurance and Woori FG Savings Bank were acquired by NongHyup Financial Group. In addition, in October 2014, the KDIC’s ownership interest in Kwangju Bank and Kyongnam Bank were acquired by JB Financial Group and BS Financial Group, respectively. See “Item 4.A. History and Development of the Company—Privatization Plan.” Orange Life Insurance, Ltd. (formerly known as ING Life Insurance Korea, Ltd.) became a wholly-owned subsidiary of Shinhan Financial Group following the acquisition of equity interests by Shinhan Financial Group in February 2019 and January 2020, which subsequently merged with and into Shinhan Life Insurance Co., Ltd. in July 2021. Furthermore, in 2020, Hana Financial Group acquired
The-K
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

•
decreases or increases in interest rates worldwide (see “—An increase in interest rates would decrease the value of our debt securities portfolio and raise our funding costs while reducing loan demand and the repayment ability of our borrowers, which could adversely affect us”);

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
Such risks have had a negative impact on our results of operations in 2021 and may continue to do so in the future, but it is not possible to predict the duration or the full magnitude of the overall harm that may result from the
COVID-19
outbreak in the long term.
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
SME and Small Merchant Financial Support Program” for small- and medium-sized
enterprises and small merchants that are in good standing and have been negatively impacted by the
COVID-19
pandemic (which excludes consumer loans and loans relating to the sale or leasing of real estate). As of December 31, 2021, our total loans (including payment guarantees) subject to such program amounted to ￦2,596 billion. Although the program was originally scheduled to expire in September 2021, it has been extended four times and is currently expected to end in September 2022. However, the Korean government has signaled that the program’s expected termination date is subject to change based on discussions with affected financial institutions after on a comprehensive review of the following factors at the time: (i) the current state of the pandemic, (ii) the conditions of the Korean economy and (iii) the stability of the financial industry. For further information regarding our exposure to such loan deferment program, see Note 3 of the notes to our consolidated financial statements included elsewhere in this annual report.
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
The overall prospects for the Korean and global economy in 2022 and beyond remain uncertain. In recent years, the global financial markets have experienced significant volatility as a result of, among other things:

•	the occurrence of severe health epidemics, such as the COVID-19 pandemic;

•
hostilities, political or social tensions involving Russia (including the invasion of Ukraine by Russia and ensuing actions that the United States and other countries have taken or may take in the future) and the resulting adverse effects on the global supply of oil and other natural resources and the global financial markets;

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
We are also exposed to adverse changes and volatility in the global and Korean financial markets as a result of our liabilities and assets denominated in foreign currencies and our holdings of trading and investment securities, including structured products. The value of the Won relative to major foreign currencies in general and the U.S. dollar in particular has fluctuated widely in recent years and has been subject to significant volatility as a result of the
COVID-19
pandemic and, more recently, the invasion of Ukraine by Russia and the ensuing sanctions against Russia. A depreciation of the Won will increase our cost of servicing our foreign currency-denominated debt, while continued exchange rate volatility may also result in foreign exchange losses for us. Furthermore, as a result of the deterioration in global and Korean economic conditions, there has been downward pressure on securities prices, including the stock prices of Korean and foreign companies in which we hold an interest. Notwithstanding the Korean government’s efforts to stabilize such volatility through aggressive fiscal and financial policies, including through the execution of a bilateral currency swap agreement with the U.S. Federal Reserve for the provision of US$60 billion in exchange for
Won-denominated
treasury bonds in March 2020, such developments have resulted in and may lead to further trading and valuation losses on our trading and investment securities portfolio as well as impairment losses on our investments in joint ventures and associates. See “—An increase in interest rates would decrease the value of our debt securities portfolio and raise our funding costs while reducing loan demand and the repayment ability of our borrowers, which could adversely affect us.”

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
We have provided certain assets as collateral for our secured borrowings in recent years. As of December 31, 2021, the aggregate amount of assets we had provided as collateral for our secured borrowings was ￦17,305 billion. These secured borrowings may take the form of asset securitization transactions, where we nominally sell our assets to a securitization vehicle that issues securities backed by those assets, although the assets remain on our statements of financial position. These secured borrowings are intended to be fully repaid through recoveries on collateral. Some of these nominal asset sales were with recourse, which means that if delinquencies arise with respect to such assets, we will be required to either repay a proportionate amount of the related secured borrowing (by reversing the nominal sale and repurchasing such assets) or compensate the securitization vehicle for any net shortfalls in its recoveries on such assets. If we are required to make payments on such assets, or to repay our secured borrowings on those assets and are unable to make sufficient recoveries on them, we may realize further losses on these assets.
An increase in interest rates would decrease the value of our debt securities portfolio and raise our funding costs while reducing loan demand and the repayment ability of our borrowers, which could adversely affect us.
Interest rates in Korea have been subject to significant fluctuations in the past. The Bank of Korea reduced its policy rate to 2.00% through a series of reductions from 2012 to 2014 to support Korea’s economy in light of the slowdown in Korea’s growth and uncertain global economic prospects. The Bank of Korea further reduced its policy rate to 1.50% in 2015 and again to 1.25% in June 2016 amid deflationary concerns and interest rate cuts by central banks around the world. While the Bank of Korea increased its policy rate to 1.50% in November 2017 and 1.75% in November 2018 in light of improved growth prospects in Korea and rising interest rate levels globally, it again reduced its policy rate to 1.50% in June 2019 and 1.25% in October 2019 to address the sluggishness of the global and domestic economies. The Bank of Korea further reduced its policy rate to 0.75% in March 2020 and 0.50% in May 2020 amid rising concerns of a potential global recession as a result of the
COVID-19
pandemic. More recently, the Bank of Korea raised its policy rate to 0.75% in August 2021, 1.00% in November 2021, 1.25% in January 2022 and 1.50% in April 2022 in response to rising levels of household debt and inflation. All else being equal, increases in interest rates in the future could lead to a decline in the value of our portfolio of debt securities, which generally pay interest based on a fixed rate. A sustained increase in interest rates will also raise our funding costs, while reducing loan demand, especially among consumers. Rising interest rates may therefore require us to re-balance
our asset portfolio and our liabilities in order to minimize the risk of potential mismatches and maintain our profitability. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk.” In addition, rising interest rate levels may adversely affect the Korean economy and the financial condition of our corporate and consumer borrowers, including holders of our credit cards, which in turn may lead to a deterioration in our credit portfolio. In particular, since most of our consumer and corporate loans bear interest at rates that adjust periodically based on prevailing market rates, a sustained increase in interest rates would increase the interest costs of our consumer and corporate borrowers and will adversely affect their ability to make payments on their outstanding loans.
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
We meet a significant amount of our funding requirements through short-term funding sources, which consist primarily of customer deposits. As of December 31, 2021, approximately 96.6% of these deposits had maturities of one year or less or were payable on demand. In the past, a substantial proportion of these customer deposits have been rolled over upon maturity. We cannot guarantee, however, that depositors will continue to roll over their deposits in the future. In the event that a substantial number of these short-term deposit customers withdraw their funds or fail to roll over their deposits as higher-yielding investment opportunities emerge, our liquidity position could be adversely affected. We may also be required to seek more expensive sources of short-

term and long-term funding to finance our operations. See “Item 5.B. Liquidity and Capital Resources—Financial Condition—Liquidity.”
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
As of December 31, 2021, we held debt securities issued by Korean companies and financial institutions (other than those issued by government-owned or -controlled enterprises or financial institutions, which include the Bank of Korea, the Korea Development Bank, the Korea Housing Finance Corporation and the Industrial Bank of Korea, among others) with a total book value of ￦9,100 billion in our trading and investment securities portfolio. The market value of these securities could decline significantly due to various factors, including future increases in interest rates or a deterioration in the financial and economic condition of any particular issuer or of Korea in general. Any of these factors individually or a combination of these factors would require us to write down the fair value of these debt securities, resulting in impairment losses. Because the secondary market for corporate bonds in Korea is not fully developed, the market value of many of these securities as reflected on our consolidated statements of financial position is determined by references to suggested prices posted by Korean rating agencies, which measure prices based on observable market data. These valuations, however, may differ significantly from the actual value that we could realize in the event we elect to sell these securities. As a result, we may not be able to realize the full
“marked-to-market”
value at the time of any such sale of these securities and thus may incur additional losses.
We may be required to raise additional capital if our capital adequacy ratios deteriorate or the applicable capital requirements change in the future, but we may not be able to do so on favorable terms or at all.
Under the capital adequacy requirements of the Financial Services Commission, as of December 31, 2021, we as a bank holding company were required to maintain a total minimum common equity Tier I capital adequacy ratio of 8.0%, Tier I capital adequacy ratio of 9.5% and combined Tier I and Tier II capital adequacy ratio of 11.5%, on a consolidated basis (including applicable additional capital buffers and requirements as described below), and Woori Bank as a bank was required to maintain a total minimum common equity Tier I capital adequacy ratio of 8.0%, Tier I capital adequacy ratio of 9.5% and combined Tier I and Tier II capital adequacy ratio of 11.5%, on a consolidated basis (including applicable additional capital buffers and requirements as described below). As of December 31, 2021, our common equity Tier I capital, Tier I capital and combined Tier I and Tier II capital adequacy ratios were 11.40%, 13.27% and 15.03%, respectively, and Woori Bank’s common equity Tier I capital, Tier I capital and combined Tier I and Tier II capital adequacy ratios were 12.90%, 14.19% and 16.14%, respectively, all of which exceeded the minimum levels required by the Financial Services Commission. However, our capital base and capital adequacy ratios may deteriorate in the future if our results of operations or financial condition deteriorates for any reason, or if we are not able to deploy our funding into suitably low-risk assets.
The current capital adequacy requirements of the Financial Services Commission are derived from a set of bank capital measures, referred to as Basel III, which the Basel Committee on Banking Supervision initially introduced in 2009 and began phasing in starting from 2013. Commencing in July 2013, the Financial Services Commission promulgated a series of amended regulations implementing Basel III, pursuant to which Korean banks and bank holding companies were required to maintain a minimum ratio of common equity Tier I capital (which principally includes equity capital, capital surplus and retained earnings) to risk-weighted assets of 3.5% and Tier I capital to risk-weighted assets of 4.5% from December 1, 2013, which minimum ratios were increased to 4.0% and 5.5%, respectively, from January 1, 2014 and increased further to 4.5% and 6.0%, respectively, from January 1, 2015. Such requirements are in addition to the pre-existing
requirement for a minimum ratio of Tier I and Tier II capital (less any capital deductions) to risk-weighted assets of 8.0%, which remains unchanged. The amended regulations also require an additional capital conservation buffer of 2.5% in 2021 and 2022, as well as a potential counter-cyclical capital buffer of up to 2.5%, which is determined on a quarterly basis by the Financial Services Commission. Furthermore, we and Woori Bank were each designated as a domestic systemically important bank holding company and a domestic systematically important bank for 2021 by the Financial Services Commission and was subject to an additional capital requirement of 1.0% in 2021. In July 2021, we and Woori Bank were again each designated as a domestic systemically important bank holding company and a domestic systemically important bank, respectively, for 2022, which subjects us and Woori Bank to the additional capital requirement of 1.0% in 2022. The implementation of Basel III in Korea may have a significant effect on the capital requirements of Korean financial institutions, including us. See “Item 4.B. Business Overview—Supervision and Regulation—Principal Regulations Applicable to Financial Holding Companies—Capital Adequacy” and “Item 4.B. Business Overview—Supervision and Regulation—Principal Regulations Applicable to Banks—Capital Adequacy.”
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
We engage in limited activities relating to Iran and Russia, which may result in regulatory or enforcement actions under relevant laws and regulations of the United States and other jurisdictions as a result of such activities, which may adversely affect our business and reputation.
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
The United States also maintains indirect sanctions, which we refer to collectively as U.S. secondary sanctions, which provide authority for the imposition of U.S. sanctions on
non-U.S.
persons that engage in targeted transactions with no connection to U.S. jurisdiction. Secondary sanctions are implemented under a wide and growing range of statutes and Executive Orders, and the standard language of most Executive Orders provides authority to impose sanctions on
non-U.S.
persons providing material support to parties subject to OFAC sanctions. Secondary sanctions have been of increasing importance in recent years, particularly (but not only) with respect to Iran, Russia, and North Korea. Iran has also been designated as a “jurisdiction of primary money laundering concern” under Section 311 of the USA PATRIOT Act, potentially subjecting banks dealing with Iranian financial institutions to increased regulatory scrutiny.

Violations of OFAC sanctions via transactions with a U.S. jurisdictional nexus can result in substantial civil or criminal penalties. U.S. secondary sanctions apply even when no such jurisdictional nexus exists, and parties that engage in targeted activities under secondary sanctions may themselves become the target of OFAC sanctions, including, among other things, the blocking of any property subject to U.S. jurisdiction in which the sanctioned party has an interest, which would include a prohibition on transactions or dealings within U.S. jurisdiction involving securities of the sanctioned party. Financial institutions engaging in targeted activity could in some instances be sanctioned by termination or restriction of their ability to maintain correspondent accounts in the United States. The imposition of sanctions against foreign financial institutions pursuant to U.S. secondary sanctions is highly discretionary and not automatic, requiring affirmative action by the U.S. administration.
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
In 2021, we engaged in the following activities relating to Iran:

•
We operate certain accounts for the Central Bank of Iran, or the CBI, which were opened by the CBI pursuant to a service agreement entered into by us and the CBI in September 2010, as amended from time to time, to facilitate trade between Korea and Iran. In light of the discontinuation of the SRE, from July 8, 2019 to September 20, 2019, we limited activity in the existing CBI accounts to processing payments for exports of humanitarian goods to Iran, and due to the imposition of additional sanctions against the CBI on September 20, 2019, we ceased all activity in the existing CBI accounts until July 12, 2020. Starting July 13, 2020, at the request of the Korean government, we resumed processing payments for exports of certain humanitarian goods to Iran, such as those permitted under OFAC General License No. 8A, which authorizes certain humanitarian trades involving the CBI. In resuming the transactions involving the CBI account for humanitarian trade, we consulted with the Korean government, which, in turn, received confirmation from OFAC that these transactions are currently permitted under the U.S. sanctions laws. In addition, we have been conducting extensive Know Your Customer (KYC) and enhanced due diligence (EDD) reviews to ensure that all humanitarian trade transactions involving Iran and the CBI are undertaken in accordance with OFAC sanctions. Furthermore, the U.S. Department of State issued a waiver on March 12, 2021 to allow the use of the CBI accounts to make payments to certain Korean exporters that delivered non-sanctionable
goods or services to Iran prior to the
re-imposition
of the Iranian sanctions by the U.S. government. Pursuant to this waiver, the Korean government consulted with OFAC and OFAC specifically authorized these payments and reviewed all the transaction-related information, including the parties, total amount to be paid and description of the export items, to ensure that the transactions were consistent with U.S. sanctions at the time the exports had occurred. Upon OFAC’s approval and the Korean government’s request, we made total payments of approximately ￦64 billion to those Korean exporters in June and October 2021. In 2021, our total fee revenue from such activities amounted to approximately ￦2.3 million, and as there were no expenses directly applicable to such activities under our internal management accounts, we estimate that our net income before tax from such activities also amounted to approximately ￦2.3 million.

•
In the past, we also provided fund transfer and financing services to Korean exporters and importers in connection with their trade transactions with Iranian parties that were permitted under the relevant Korean sanctions regime. We have discontinued all trade financing activities relating to export and import trades involving the CBI accounts since November 5, 2018. Since 2019, all such exports and imports were settled through telegraphic transfer and did not involve our financing services, including all transactions involving the CBI. However, we continue to honor our obligations on a limited basis under previously-issued bank guarantees to the extent that such activities do not violate OFAC sanctions or implicate U.S. secondary sanctions. In 2021, our total fee revenue from the relevant telegraphic transfer services amounted to approximately ￦0.65 million. As there were no expenses directly applicable to such activities under our internal management accounts, we estimate that our net income before tax from such activities also amounted to approximately ￦0.65 million.

•
We also maintain a limited number of deposit accounts in Korea for an Iranian financial institution subject to OFAC sanctions that were opened prior to it becoming subject to OFAC sanctions. The relevant accounts have since been restricted, and no transactions are currently allowed through these accounts. Accordingly, there were no fee revenues from maintaining such deposit accounts, and there were no expenses directly applicable to such activities under our internal management accounts, in 2021.

Unless stated otherwise, we intend to continue the above activities to the extent permitted under applicable laws and regulations and not prohibited by any applicable sanctions laws.
While we do not believe that our past activities relating to Iran violated OFAC sanctions or are sanctionable under applicable U.S. secondary sanctions, U.S. authorities are afforded wide discretion and there is no guarantee that such activities will not be found to have violated OFAC sanctions or involved sanctionable activity under U.S. secondary sanctions, or that any other government will not determine that our activities violated applicable sanctions of other countries. Sanctions against Iran continue to evolve rapidly, and future changes in law could also adversely affect us.
Our business and reputation could be adversely affected if the U.S. government were to determine that our past or ongoing activities relating to Iran violated OFAC sanctions or involved sanctionable activity under U.S. secondary sanctions, or if any other government were to determine that such activities violated applicable sanctions of other countries. For example, any prohibition or conditions placed on our use of U.S. correspondent accounts could effectively eliminate our access to the U.S. financial system, including U.S. dollar clearing transactions, which would adversely affect our business, and any other sanctions or civil or criminal penalties imposed could also adversely affect our business. We intend to take all necessary measures to the extent possible to ensure that such prohibitions or conditions are not placed on us.
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
We have been cooperating with an investigation relating to compliance with U.S. sanctions and other U.S. laws led by the U.S. Attorney’s Office for the Southern District of New York and the New York State Office of the Attorney General on certain of our transactions involving sanctioned countries. We have provided the investigating authorities with information and documents pursuant to the applicable laws and regulations. We voluntarily reported the relevant transactions to OFAC, including a limited number of previous transactions that may have involved Iran, Sudan, Syria and Cuba, and shared such information with banking regulators including the Federal Reserve Bank of New York and the New York Department of Financial Services, or DFS. On December 3, 2020, OFAC concluded its investigation with a cautionary letter as its final enforcement action, and DFS also informed our counsel on February 2, 2022 that it would close its investigation without any enforcement action. However, the investigations by other U.S. government authorities have not been formally concluded and may continue to require our cooperation, although such investigations have been dormant for a number of years to our knowledge. It is not possible to predict the outcome of such investigations at this time, and there can be no assurance that such investigations will not result in an unfavorable outcome or adversely affect our business or reputation.
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

governmental entities and U.S. institutional investors, such as pension funds, to adopt or consider adopting laws, regulations or policies prohibiting transactions with or investment in, or requiring divestment from, entities doing business with countries identified as state sponsors of terrorism, such as Iran. There can be no assurance that the foregoing will not occur or that such occurrence will not have a material adverse effect on the value of our common stock and ADSs.
Following Russia’s invasion of Ukraine in February 2022, various countries, including the United States, have imposed sanctions on a number of Russian individuals and entities. We have a Russia-based subsidiary, which represents approximately 0.1% of our total assets and 0.2% of our revenue. The Russian subsidiary is engaged in certain activities that involve sanctioned Russian entities as counterparties. Where necessary or appropriate, we have taken actions to negotiate repayment terms in Rubles to promote compliance with applicable sanctions and have prepared response plans in the event of additional sanctions. While we do not believe that such activities violated OFAC sanctions or are sanctionable under applicable U.S. secondary sanctions, U.S. authorities are afforded wide discretion and there is no guarantee that such activities will not be found to have violated OFAC sanctions or involved sanctionable activity under U.S. secondary sanctions, or that any other government will not determine that our activities violated applicable sanctions of other countries. Our business and reputation could be adversely affected if the U.S. government, or any other government, were to determine that our past or ongoing activities relating to Russia violated any of the applicable sanctions. Sanctions against Russia continue to evolve rapidly, and future changes in law could also adversely affect us. The further expansion of sanctions against Russia and the Russian financial sector by the United States or other countries (including Korea), as well as Russian countermeasures against foreign-owned companies, may adversely affect our business and reputation.
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
We may suffer losses due to employee misconduct.
Our businesses are exposed to risk from potential non-compliance by our employees with policies or regulations, employee misconduct or negligence and fraud, which could result in civil, regulatory or criminal investigations, litigations and charges, regulatory sanctions and reputational or financial harm. On April 27, 2022, we discovered that an employee of Woori Bank had misappropriated an aggregate of Won 61.4 billion in 2012, 2015 and 2018. We have reported such incident to the relevant government authorities and are cooperating with their investigations. It is not always possible to deter or fully prevent employee misconduct and the precautions we take to prevent and detect such activity may not always be fully effective. Accordingly, there can be no assurance that employee misconduct will not occur again in the future.
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
As a financial service provider, we are subject to a variety of regulations in Korea that are designed to protect financial consumers. In recent years, in light of heightened public concern regarding privacy issues, the Korean government has placed greater emphasis on protection of personal information by financial institutions and has implemented a number of measures to enhance consumer protection. Under the Personal Information Protection Act, financial institutions, as personal information managers, may not collect, store, maintain, utilize or provide resident registration numbers of their customers, unless other laws or regulations specifically require or permit the management of resident registration numbers. In addition, under the Use and Protection of Credit Information Act, a financial institution has a higher duty to protect all information that it collects from its customers and is required to treat such information as credit information. A financial institution’s ability to transfer or provide the information to its affiliates or holding company is considerably restricted. Quintuple damages may be imposed on a financial institution for leakage of such information. Furthermore, under the Electronic Financial Transaction Act, a financial institution is primarily responsible for compensating its customers harmed by a cyber security breach affecting the financial institution even if the breach is not directly attributable to the financial institution.
The Financial Consumer Protection Act became effective as of March 25, 2021. Under the Act, we as a financial instrument distributor are subject to heightened investor protection measures, including stricter distribution guidelines, improved financial dispute resolution procedures, increased liability for customer losses and newly imposed penalty surcharges. The Financial Services Commission has also recently implemented and expanded upon measures to strengthen consumer protection in borrowing, including the application of a debt-service-ratio for individual borrowers and the imposition of upper limits on consumer loans.
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
If the Financial Services Commission deems our financial condition or the financial condition of our subsidiaries to be unsound, or if we or our subsidiaries fail to meet applicable regulatory standards, such as minimum capital adequacy and liquidity ratios, the Financial Services Commission may order or recommend, among other things:

•	admonitions or warnings with respect to our officers;

•	capital increases or reductions;

•	assignments of contractual rights and obligations relating to financial transactions;

•	a suspension of performance by our officers of their duties and the appointment of receivers;

•	disposals of property holdings or closures of subsidiaries or branch offices or downsizing;

•	stock cancellations or consolidations;

•	suspension of performance of duties of officers and appointment of managers;

•	transfer of all or part of a business;

•	mergers with other financial institutions;

•	acquisition of us by a third party; and

•	suspensions of a part or all of our business operations (not more than six months, in the case of a suspension of all business operations).
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
In recent years, adverse conditions and volatility in the worldwide financial markets, fluctuations in oil and commodity prices and the increasing weakness of the global economy, mainly due to the
COVID-19
pandemic and more recently due to Russia’s invasion of Ukraine and ensuing sanctions against Russia, have contributed to the uncertainty of global economic prospects in general and have adversely affected, and may continue to adversely affect, the Korean economy. See “—Other risks relating to our business—Unfavorable changes in the global financial markets could adversely affect our results of operations and financial condition.” The value of the Won relative to major foreign currencies has fluctuated significantly and, as a result of deteriorating global and Korean economic conditions, there has been significant volatility in the stock prices of Korean companies recently. Further declines in the Korea Composite Stock Price Index, or the KOSPI, and large amounts of sales of Korean securities by foreign investors and subsequent repatriation of the proceeds of such sales may adversely affect the value of the Won, the foreign currency reserves held by financial institutions in Korea, and the ability of Korean companies to raise capital. Any future deterioration of the Korean or global economy could adversely affect our business, financial condition and results of operations.
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

•
hostilities, political or social tensions involving Russia (including the invasion of Ukraine by Russia and ensuing actions that the United States and other countries have taken or may take in the future) and the resulting adverse effects on the global supply of oil and other natural resources and the global financial markets;

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
chaebols
, other large troubled companies (including those in the construction, shipbuilding and shipping sectors as well as the hotel, leisure and transportation sectors) and their suppliers;

•	loss of investor confidence arising from corporate accounting irregularities or corporate governance issues concerning certain chaebols ;

•	increases in social expenditures to support an aging population in Korea or decreases in economic productivity due to the declining population size in Korea;

•	geo-political uncertainty and risk of further attacks by terrorist groups around the world;

•	natural or man-made disasters that have a significant adverse economic or other impact on Korea or its major trading partners;

•	political uncertainty or increasing strife among or within political parties in Korea;

•
hostilities or political or social tensions involving
oil-producing
countries in the Middle East (including a potential escalation of hostilities between the United States and Iran) and Northern Africa and any material disruption in the global supply of oil or sudden increase in the price of oil;

•	increased reliance on exports to service foreign currency debts, which could cause friction with Korea’s trading partners;

•	political or social tensions involving Russia and any resulting adverse effects on the supply of oil or the global financial markets;

•	an increase in the level of tensions or an outbreak of hostilities between North Korea and Korea or the United States; and

•	changes in financial regulations in Korea.

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
Economic difficulties in Korea or increases in corporate reorganizations and bankruptcies could result in layoffs and higher unemployment. Such developments could lead to social unrest and substantially increase government expenditures for unemployment compensation and other costs for social programs. According to statistics from the Korea National Statistical Office, the unemployment rate increased from 3.8% in 2018 and 2019 to 4.5% in 2020 and 3.7% in 2021. Further increases in unemployment and any resulting labor unrest in the future could adversely affect our operations, as well as the operations of many of our customers and their ability to repay their loans, and could adversely affect the financial condition of Korean companies in general, depressing the price of their securities. Any of these developments may have an adverse effect on our financial condition and results of operations.

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
In addition, the KDIC currently owns 26,357,960 shares, or 3.6%, of our outstanding common stock, and IMM Private Equity, Inc., through its special purpose company Nobis1, Inc., currently owns 40,560,000 shares, or 5.6%, of our outstanding common stock. See “Item 7.A. Major Shareholders.” In the future, such major shareholders or any other shareholder that owns a large number of shares of our outstanding common stock may choose to sell large blocks of our common stock in a public offering or privately to a strategic or financial investor, including a sale by the KDIC for the purpose of recovering the public funds it injected into us. For example, in accordance with the Korean government’s privatization plan, the KDIC sold 40,143,022 shares of Woori Bank’s common stock (representing 5.9% of its outstanding common stock) through a bidding process in Korea in December 2014 and an aggregate of 200,685,395 shares of Woori Bank’s common stock (representing 29.7% of its outstanding common stock) in stakes ranging from 3.7% to 6.0% to seven financial companies through a bidding process in December 2016 and January 2017. In 2017, pursuant to a series of transactions related to call options previously granted in connection with the KDIC’s sale of Woori Bank’s common stock in December 2014, the KDIC sold an aggregate of 19,852,364 shares of Woori Bank’s common stock (representing 2.9% of its outstanding common stock). After our establishment, in April 2021, pursuant to its plan to sell all of our common stock it owned by 2022 that was approved by the Financial Services Commission, the KDIC sold an aggregate of 14,445,354 shares of our common stock (representing 2.0% of our outstanding common stock) in a block trade. In December 2021, the KDIC sold an aggregate 9.3% of our outstanding common stock in stakes ranging from 1.0% to 4.0% to four companies and 1.0% to our employee stock ownership association, and in February 2022, the KDIC sold an aggregate of 15,860,000 shares of our common stock (representing 2.2% of our outstanding common stock) in a block trade. The KDIC currently owns 3.6% of our outstanding common stock. See “—Risks relating to our structure and strategy—The implementation of the Korean government’s privatization plan may have an adverse effect on us and your interests as a shareholder.” We expect the KDIC to sell all or a portion of the shares of our common stock it owns to one or more purchasers in the future.
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
Prior sales by the KDIC of the shares of our common stock it owned may result in adverse Korean tax consequences for you.
Under applicable Korean tax laws, a
non-Korean
holder who held Woori Bank’s common stock or ADSs prior to our establishment as a new financial holding company in January 2019 pursuant to a “comprehensive stock transfer” under Korean law will be able to defer taxation on any capital gains arising from the stock transfer, by virtue of the Special Tax Treatment Control Law of Korea, or the STTCL, until such holder’s sale of our common stock or ADSs received in the stock transfer, at which time the tax basis of such common stock or ADSs will be the acquisition price at which such holder acquired such Woori Bank common stock or ADSs. However, non-Korean
holders that are corporations may not defer such portion of tax on capital gains arising from the stock transfer that is attributable to the amount by which the market price of our common stock or ADSs (as calculated in accordance with applicable Korean laws and regulations) is in excess of the market price of Woori Bank’s common stock or ADSs. Any such non-Korean
holder of our common stock or ADS, including a

corporation, which seeks to defer taxation on capital gains arising from the stock transfer will be required to submit a tax deferral application in prescribed form to the Korean tax authorities when filing its tax return for the 2019 tax year. Notwithstanding the foregoing, if the KDIC disposed of 50% or more of the shares of our common stock it received in the stock transfer between the end of 2019 and the end of 2021, the deferral of taxation on capital gains will not be available, and a non-Korean
holder who received our common stock or ADSs in the stock transfer will generally be subject to Korean tax on capital gains in an amount equal to the lower of (i) 11.0% (inclusive of local income tax) of the gross realization proceeds (i.e., the value of our common stock or ADSs such holder received in the stock transfer) or (ii) 22.0% (inclusive of local income tax) of the net realized gain. However, such capital gains tax may not apply, or may apply at a reduced rate, if such holder establishes its entitlement to an exemption or rate reduction under an applicable tax treaty or Korean tax law. See “Item 10.E. Taxation—Korean Taxation—Tax Treaties” for information regarding tax treaty benefits.
While the KDIC received a tax ruling from the National Tax Service of Korea in June 2019 that the sale of the shares of our common stock it received in the stock transfer will be treated as a sale of shares due to an unavoidable reason (i.e., a disposal of shares in order to fulfil a legally imposed obligation) and that the deferral of taxation on capital gains will continue to apply even if the sale occurred within two years from the end of 2019, there is no assurance that such tax ruling will be followed. Accordingly, if you received our common stock or ADSs in the stock transfer, prior sales by the KDIC of the shares of our common stock it owned may result in adverse Korean tax consequences for you.
Ownership of our common stock is restricted under Korean law.
Under the Financial Holding Company Act, a single shareholder, together with its affiliates, is generally prohibited from owning more than 10.0% of the issued and outstanding shares of voting stock of a bank holding company such as us that controls a nationwide bank, with the exception of certain shareholders that are non-financial
business group companies, whose applicable limit was reduced from 9.0% to 4.0% pursuant to an amendment of the Financial Holding Company Act which became effective in February 2014. To the extent that the total number of shares of our common stock (including those represented by ADSs) that you and your affiliates own together exceeds the applicable limits, you will not be entitled to exercise the voting rights for the excess shares, and the Financial Services Commission may order you to dispose of the excess shares within a period of up to six months. Failure to comply with such an order would result in an administrative fine of up to 0.03% of the book value of such shares per day until the date of disposal.
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
Our common stock is listed on the KRX KOSPI Market, which has a smaller market capitalization and is more volatile than the securities markets in the United States and many European countries. The market value of ADSs may fluctuate in response to the fluctuation of the trading price of shares of our common stock on the KRX KOSPI Market. The KRX KOSPI Market has experienced substantial fluctuations in the prices and volumes of sales of listed securities and the KRX KOSPI Market has prescribed a fixed range in which share prices are permitted to move on a daily basis. The KOSPI was
2,550.1 on May 12,
2022. There is no guarantee that the stock prices of Korean companies will not decline again in the future. Like other securities markets, including those in developed markets, the Korean securities market has experienced problems including market manipulation, insider trading and settlement failures. The recurrence of these or similar problems could have a material adverse effect on the market price and liquidity of the securities of Korean companies, including our common stock and ADSs, in both the domestic and the international markets.
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
For certain of the information required by subpart 1400 of Regulation
S-K
not included in this Item 4, see “Item 8.A. Consolidated Statements and Other Financial Information.”

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
Sogong-ro,
Jung-gu,
Seoul, Korea. Our telephone number is
822-2125-2000.
Our website address is
http://www.woorifg.com.
The U.S. Securities and Exchange Commission, or the SEC, maintains a website (
http://www.sec.gov
), which contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC.
History
Establishment of Woori Bank
The predecessor of Woori Bank was originally established in 1899 and operated as the Commercial Bank of Korea until 1998, when it was acquired by the KDIC and merged with another commercial bank, Hanil Bank, which had been established in 1932. The surviving entity in the merger was renamed Hanvit Bank, which name was changed to Woori Bank in May 2002.
Establishment of Woori Finance Holdings
In response to a financial and economic downturn in Korea beginning in late 1997, the Korean government announced and implemented a series of comprehensive policy packages to address structural weaknesses in the Korean economy and the financial sector. As part of these measures, in October 1998, the KDIC purchased 95.0% of the outstanding shares of the Commercial Bank of Korea and 95.6% of the outstanding shares of Hanil Bank, and subsequently merged Hanil Bank into the Commercial Bank of Korea (which was renamed Hanvit Bank). These banks had suffered significant losses in 1997 and 1998. The Korean government took pre-emptive
measures to ensure the survival of these and other banks as it believed that bank failures would have a substantial negative impact on the Korean economy.
In December 2000, the Korean government wrote down the capital of Hanvit Bank, as well as Kyongnam Bank, Kwangju Bank and Peace Bank of Korea, to zero through a Financial Services Commission capital reduction order pursuant to its regulatory authority. The Korean government immediately recapitalized these banks by injecting public funds through the KDIC. In December 2000, the KDIC made initial capital injections to Hanvit Bank (￦2,764 billion), Kyongnam Bank (￦259 billion), Kwangju Bank (￦170 billion) and Peace Bank of Korea (￦273 billion), in return for new shares of those banks. The KDIC also agreed to make additional capital contributions, not involving the issuance of new shares, in the future, which were made in September 2001 to Hanvit Bank (￦1,877 billion), Kyongnam Bank (￦94 billion), Kwangju Bank (￦273 billion) and Peace Bank of Korea (￦339 billion).
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

•
In January 2014, Woori Bank completed the purchase of an additional 27% equity interest (in addition to the 6% equity interest it previously acquired through its subsidiary PT. Bank Woori Indonesia) in PT. Bank Himpunan Saudara 1906 Tbk, an Indonesian commercial bank with a network of over 100 branches and offices throughout Indonesia. In December 2014, PT. Bank Woori Indonesia merged with and into PT. Bank Himpunan Saudara 1906 Tbk. The merged entity, in which Woori Bank currently holds an 84.2% equity interest, was renamed PT Bank Woori Saudara Indonesia 1906 Tbk and became its consolidated subsidiary.

•	In October 2016, Woori Bank acquired a 51% equity interest in Wealth Development Bank a thrift bank in the Philippines with a network of 16 branches and approximately 300 employees.

•	In November 2016, Woori Bank obtained a banking license to establish a local subsidiary in Vietnam, Woori Bank Vietnam, which commenced operations in January 2017.

•
In June 2018, Woori Bank acquired VisionFund (Cambodia) Ltd., a microfinance deposit-taking institution in Cambodia, and renamed it WB Finance Co., Ltd. In February 2020, WB Finance Co., Ltd. merged with Woori Finance (Cambodia) Plc., a Cambodian microfinance institution, and in November 2021, it obtained a commercial banking license from the Cambodian financial authorities and began its nationwide operations as Woori Bank (Cambodia) PLC.

•	In November 2018, Woori Bank established a German subsidiary, Woori Bank Europe, which is headquartered in Frankfurt.
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
Sales of the KDIC’s Ownership Interest
Pursuant to the Korean government’s privatization plan, in December 2014, the KDIC sold 40,143,022 shares of Woori Bank’s common stock (representing 5.9% of its outstanding common stock) through a bidding process in Korea. In addition, in December 2016 and January 2017, the KDIC sold an aggregate of 200,685,395 shares of Woori Bank’s common stock (representing 29.7% of its outstanding common stock) in stakes ranging from 3.7% to 6.0% to seven financial companies through a bidding process. In 2017, pursuant to a series of transactions related to call options previously granted in connection with the KDIC’s sale of Woori Bank’s common stock in December 2014, the KDIC sold an aggregate of 19,852,364 shares of Woori Bank’s common stock (representing 2.9% of its outstanding common stock). As a result of such transactions, the KDIC’s ownership interest in Woori Bank was reduced to 18.4%. In connection with our establishment in January 2019 as a new financial holding company pursuant to a “comprehensive stock transfer” under Korean law, the KDIC received 124,604,797 shares of our outstanding common stock in exchange for the common stock of Woori Bank it owned. In June 2019, the Financial Services Commission approved the KDIC’s plan to sell all such common stock in multiple transactions by 2022. In April 2021, pursuant to such plan, the KDIC sold 14,445,354 shares of our common stock (representing 2.0% of our outstanding common stock) in a block trade. In December 2021, the KDIC sold an aggregate 9.3% of our outstanding common stock in stakes ranging from 1.0% to 4.0% to four companies and 1.0% to our employee stock ownership association, and in February 2022, the KDIC sold an aggregate of 15,860,000 shares of our common stock (representing 2.2% of our outstanding common stock) in a block trade. The KDIC currently owns 3.6% of our outstanding common stock.
In December 2016, in connection with the KDIC’s sale of shares of Woori Bank’s common stock, Woori Bank entered into an agreement with the KDIC, pursuant to which Woori Bank was required to use its best efforts to cause an employee of the KDIC nominated by it to be appointed as Woori Bank’s non-standing
director, so long as the KDIC either (x) owned 10% or more of Woori Bank’s total issued shares with voting rights or (y) owned more than 4% but less than 10% of Woori Bank’s total issued shares with voting rights and remained its largest shareholder (other than the National Pension Service of Korea). After such agreement with

Woori Bank expired, we entered into an agreement with the KDIC with similar terms in July 2019, which has since been terminated as the KDIC’s ownership interest in us has been reduced to less than 4.0%.
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
The shareholders of Woori Bank were entitled to exercise appraisal rights with respect to its common stock held by them at a purchase price of ￦16,079 per share, in accordance with Korean law. The period for exercise of appraisal rights started on December 28, 2018 and ended on January 7, 2019, during which shareholders exercised appraisal rights with respect to an aggregate of 11,453,702 shares of common stock of Woori Bank. The payment of the purchase price for such common stock held by the exercising shareholders was made on January 9, 2019, in the aggregate amount of ￦184 billion. As a result of the exchange for our common stock of such treasury shares obtained by Woori Bank pursuant to the exercise of appraisal rights by its shareholders and other treasury shares it held, as well as the transfer by Woori Bank of the shares it held in its relevant subsidiaries to us, Woori Bank received 18,346,782 shares of our common stock in the stock transfer, which constituted our treasury shares and represented 2.7% of our total issued common stock as of January 11, 2019. In March 2019, Woori Bank sold all such shares to institutional investors in a block trade.
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

•
In September 2019, we acquired a 59.83% equity interest in Woori Investment Bank from Woori Bank, its former parent company, for a purchase price of ￦393 billion. As a result of the purchase, Woori Investment Bank ceased to be Woori Bank’s subsidiary and became our direct consolidated subsidiary. Woori Investment Bank’s common stock is listed on the KRX KOSPI Market.

•
In October 2019, Woori Bank acquired a 20% equity interest in Lotte Card Co., Ltd., which was the sixth largest credit card issuer in Korea at the time of acquisition, according to the Financial Statistics Information System, which is maintained by the Financial Supervisory Service. See “Item 4.B. Business Overview—Credit Cards.”

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

•
In December 2020, we acquired a 74.0% equity interest in Woori Financial Capital Co., Ltd. (formerly known as Aju Capital Co., Ltd.) from Well to Sea Investment for a purchase price of ￦572 billion. Notwithstanding the foregoing, for accounting purposes, Woori Financial Capital Co., Ltd. became our consolidated subsidiary in October 2020. In March 2021, we acquired Woori Savings Bank (formerly known as Aju Savings Bank) from Woori Financial Capital Co., Ltd., our consolidated subsidiary, and as a result, Woori Savings Bank ceased to be the subsidiary of Woori Financial Capital Co., Ltd. and became our direct consolidated subsidiary. We acquired additional equity interests in Woori Financial Capital Co., Ltd. of 12.9% and 3.6% from Aju Corporation in April 2021 and May 2021, respectively, as a result of which our aggregate equity interest in Woori Financial Capital Co., Ltd. became 90.5%. In August 2021, we acquired the remaining shares of Woori Financial Capital Co., Ltd. and integrated Woori Financial Capital Co., Ltd. as our wholly-owned subsidiary through a “comprehensive stock exchange” under Korean law. As a result of such transaction, the total number of our outstanding shares of common stock increased to 728,058,225.

•	In January 2022, we established Woori Financial F&I Inc. as a wholly-owned subsidiary to invest in non-performing loans and restructuring companies.

Item 4.B.	Business Overview
We are one of the largest financial holding companies in Korea, in terms of consolidated total assets, and our operations include Woori Bank, one of the largest commercial banks in Korea. Our subsidiaries collectively engage in a broad range of businesses, including corporate banking, consumer banking, credit card operations, investment banking, capital markets activities and other businesses. We provide a wide range of products and services to our customers, which mainly comprise small- and medium-sized
enterprises and individuals, as well

as some of Korea’s largest corporations. As of December 31, 2021, we had, on a consolidated basis, total assets of ￦447,184 billion, total liabilities of ￦418,379 billion and total equity of ￦28,805 billion.
As one of the leading financial services groups in Korea, we believe our core competitive strengths include the following:
Strong and long standing relationships with corporate customers.
Historically our operations concentrated on large corporate customers. As a result, we believe that we have strong relationships with many of Korea’s leading corporate groups, and we are the main creditor bank to 9 of the 32 largest Korean corporate borrowers. Further enhancing our corporate loan portfolio is our ability to lend to small- and medium-sized
enterprise customers. As of December 31, 2021, we had 409,249 small- and medium-sized
enterprise borrowers.
Large and loyal retail customer base.
With respect to our consumer banking operations, we have the third-largest deposit base among Korean commercial banks, and over 24.2 million retail customers, representing about half of the Korean adult population. Of these customers, over 10.0 million are active customers, meaning that they have a deposit account with us with a balance of at least ￦300,000 or have a loan account with us.
Extensive distribution and marketing network.
We serve our customers primarily through one of the largest banking networks in Korea, comprising 768 branches and 4,296 ATMs and cash dispensers as of December 31, 2021. Through Woori Bank, we also operate 10 dedicated corporate banking centers and 89 general managers for our large corporate customers and 829 relationship managers stationed at 652 branches (as well as 492 additional non-stationed
employees who serve as relationship managers as needed) for our small- and medium-sized
enterprise customers as of December 31, 2021. In addition, we have Internet and mobile banking platforms to enhance customer convenience, reduce service delivery costs and allow our branch staff to focus on marketing and sales.
Strong capital base
. As of December 31, 2021, our consolidated equity totaled ￦29 trillion, and our total capital adequacy ratio was 15.03%. Our management team at the holding company carefully coordinates the capital and dividend plans of each of our subsidiaries and for the consolidated group to ensure that we optimize our capital position. We believe our strong capital base and coordinated capital management enable us to support growth of our core businesses and to pursue franchise-enhancing initiatives such as selective investments and acquisitions.
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
We plan to become a comprehensive financial services provider capable of developing and cross-selling a diverse range of products and services to our large existing base of retail and corporate banking customers, so that we can more effectively compete with leading domestic and international financial institutions. We believe that the adoption of a financial holding company structure will continue to help us increase customer satisfaction, generate synergies and maximize profitability, by creating an integrated system among our affiliated companies and allowing us to effectively provide various financial services, including comprehensive one-stop
asset management services customized for clients, based on active expansion of non-banking
and global business operations. One of the intended benefits of our financial holding company structure is that it enhances our ability to engage in mergers and acquisitions which we may decide to pursue as part of our strategy. For example, in an effort to expand our asset management services, we acquired equity interests in Woori Asset Management Corp., Woori Global Asset Management Co. and Woori Asset Trust Co., Ltd. in 2019 and Woori Financial Capital Co., Ltd. in 2020, which became our consolidated subsidiaries. We also established Woori Financial F&I Inc. as our direct consolidated subsidiary in January 2022. We may consider additionally acquiring or merging with other financial institutions, particularly in the non-banking
sector, to achieve more balanced growth and further diversify our revenue base.
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
Woori Bank was one of the earliest and most aggressive banks in Korea to actively reduce non-performing
loans through charge-offs and sales to third parties has taken various measures to facilitate the disposal of its substandard or below loans. As a result of these and other initiatives, our ratio of non-performing
loans to total loans has been declining and was 0.27% as of December 31, 2021.
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
We intend to vigorously maintain a manageable risk profile and balance that risk profile with adequate returns. We believe that our continual focus on upgrading our risk management systems and practices will enable us to maintain our strong asset quality, improve our financial performance and enhance our competitiveness.
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
Retail customers
. We generally segment our retail customers into four groups: high net worth; mass affluent; middle class; and mass market. We believe we are relatively competitive in our core customer base, which includes mass affluent and middle class customers, and we serve these customers through our branches by selling customized higher margin services and products, such as investment advice, mutual funds, insurance and personal loans. For our mass market customers, we offer simple, easy-to-understand
and relatively more standardized products such as basic deposit and lending products, including mortgage loans, and we encourage the use of alternative distribution channels such as the Internet, mobile banking and ATMs by our mass market customers such that we can serve them in a cost-efficient manner. We serve our high net worth individuals via branches and dedicated private banking centers staffed with experienced private bankers who offer sophisticated tailored financial services. In addition to serving retail customers based on segment, we also offer products and services based on customers’ life cycles to optimize our financial solutions for such customers.

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
Accelerate digital innovation
. The digital finance market has recently seen major growth due to the entry of fintech firms and the rapid digital transformations of our competitors, and the recent social distancing trends resulting from the
COVID-19
pandemic have only accelerated the digitalization of finance. We have actively engaged in such trends through the adoption of innovative initiatives and aim to become a leader in digitization. As part of such efforts, in May 2015, Woori Bank established a mobile financial service platform through the launch of the first mobile-only banking service in Korea called WiBee Bank, and in April 2017, K bank, formed by a consortium with KT Corporation and 20 other companies, in which we, through Woori Bank, own 12.7% of the equity with voting rights as of December 31, 2021, launched its services to become the first Internet-only bank in Korea.
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
In May 2020, we launched our “Digital First, Change Everything” campaign and established the Digital Innovation Committee, which comprises certain executive officers, to focus on such group-wide digital strategies. In August 2020, we entered into a memorandum of understanding with KT Corporation to form a joint venture to collaborate on data-based financial services, including a business utilizing MyData, a government initiative for the pooling of customers’ data for the provision of financial services, and in January 2021, the

Financial Services Commission granted MyData business licenses to Woori Bank and Woori Card. In addition, in 2021, we established the following four “Digital First” strategies to promote digital innovation by emphasizing the diffusion of digitalization over a medium- to long-term and creating visible results:

•	enhance our competitive strengths in mobile banking;

•	digitalize our channels and business;

•	establish competitive advantages in new markets and technologies; and

•	reorganize our digital foundation.
In 2021, pursuant to such strategies, we enhanced our mobile applications and established one-on-one
channels that provide customized customer services, including “WON Concierge,” “WON Concierge PB” and “AI Consulting Bot,” an
AI-based
customer consultation service. We also established a second office of DinnoLab in October 2021 to enhance cooperation with startup companies and successfully launched MyData services in December 2021. Finally, we expanded our DevOps organization to provide the relevant personnel with additional autonomy and budget usage.
Expand presence in the global market
. We continually expand our global network mainly through Woori Bank and Woori Card and aim to strengthen our overseas operations to diversify our profit base, which is currently concentrated in Korea. We currently maintain, in aggregate, over 470 branches in over 20 countries and have made major strides in our overseas operations since our establishment of the first overseas branch of a Korean commercial bank in Tokyo, Japan in 1968. In December 2014, Woori Bank became the first Korean bank to be involved in a merger with a listed overseas bank when its subsidiary PT. Bank Woori Indonesia merged with and into PT. Bank Himpunan Saudara 1906 Tbk, which was renamed PT Bank Woori Saudara Indonesia 1906, Tbk. In October 2016, Woori Bank acquired a 51% equity interest in Wealth Development Bank, a thrift bank in the Philippines, and partnered with Vicsal Development Corporation, an operator of department stores and supermarkets in the Philippines and another major shareholder of Wealth Development Bank, to actively expand its base of local customers. In addition, in November 2016, Woori Bank obtained a banking license to establish a local subsidiary in Vietnam, Woori Bank Vietnam, which commenced operations in January 2017 and manages the local operations of Woori Bank’s branches in Vietnam. Furthermore, Woori Bank has expanded the scope of its operations in Myanmar, Indonesia, Cambodia and the Philippines in order to capitalize on the potential for high growth and profitability in Southeast Asia and established a representative office in Poland as well as additional branches in India. In June 2018, Woori Bank acquired VisionFund (Cambodia) Ltd., a microfinance deposit-taking institution in Cambodia, and renamed it WB Finance Co., Ltd, and in November 2018, Woori Bank established a German subsidiary, Woori Bank Europe, which is headquartered in Frankfurt. In February 2020, WB Finance Co., Ltd. merged with Woori Finance (Cambodia) Plc., a Cambodian microfinance institution, and in November 2021, it obtained a commercial banking license from the Cambodian financial authorities and began its nationwide operations as Woori Bank (Cambodia) PLC. Woori Bank has a presence in over 20 countries with over 470 branches and offices outside Korea. In 2016, Woori Card expanded overseas by establishing TuTu
Finance-WCI
Myanmar Co., Ltd., microfinance firm, in Myanmar.
Develop and increase productivity of our professional workforce
. We aim to retain the most qualified and highly-trained professionals in the market, and we intend to continue to focus on the development and training of our core professionals. In order to boost employee morale and productivity, we aim to create an environment that nurtures development and growth and accordingly have implemented performance-based incentive programs to recognize high performers on both an individual and business group level. In addition, a rigorous ethics management program and related measures have been instituted to reduce operational risk and help ensure compliance with our internal standards and policies.
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

	As of December 31,
	2020			2021
	Amount		% of Total	Amount		% of Total

	(in billions of Won, except percentages)
Loans (1) :
Small- and medium-sized enterprise (2)	￦	97,476	32.1%	￦	112,696	33.4%
Large corporate (3)		35,994	11.8		37,268	11.0
Others (4)		23,833	7.8		29,753	8.8

Total	￦	157,303	51.8%	￦	179,717	53.2%

Deposits:
Small- and medium-sized enterprise	￦	56,809	19.5%	￦	65,975	20.8%
Large corporate		91,972	31.6		103,846	32.7

Total	￦	148,781	51.0%	￦	169,821	53.4%

Number of borrowers:
Small- and medium-sized enterprise		374,973			409,249
Large corporate		6,620			8,477

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

(4)	Includes loans to governmental agencies, foreign loans and other corporate loans.
Corporate loans we provide consist principally of the following:

•	working capital loans , which are loans used for general working capital purposes, typically with a maturity of one year or less, including notes discounted and trade finance; and

•	facilities loans , which are loans to finance the purchase of materials, equipment and facilities, typically with a maturity of three years or more.
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
Small- and
Medium-Sized
Enterprise Banking
We use the term “small- and
medium-sized
enterprises” as defined in the Framework Act on Small and Medium Enterprises of Korea and related regulations. Under the Framework Act on Small and Medium Enterprises of Korea and related regulations, in order to qualify as a small- and medium-sized
enterprise, (i) the

enterprise’s total assets at the end of the immediately preceding fiscal year must be less than ￦500 billion, (ii) the enterprise must meet the average or annual sales revenue standards prescribed by the Enforcement Decree of the Framework Act on Small and Medium Enterprises that are applicable to the enterprise’s primary business, and (iii) the enterprise must meet the standards of substantial management independence from ownership as prescribed by the Enforcement Decree of the Framework Act on Small and Medium Enterprises. However, pursuant to an amendment to the Enforcement Decree of the Framework Act on Small and Medium Enterprises, which became effective in June 2020, an enterprise that qualifies as a small- and medium-sized
enterprise pursuant to the above definition shall no longer be considered a small- and medium-sized
enterprise if it is incorporated into, or is deemed to be incorporated into, a business group subject to certain disclosure requirements under the Monopoly Regulation and Fair Trade Act. Furthermore, certified social enterprises (as defined in the Social Enterprise Promotion Act of Korea), cooperatives, federations of cooperatives, social cooperatives and federations of social cooperatives, federations of heterogeneous cooperatives that consist of small- and medium-sized
enterprises under the Framework Act on Small and Medium Enterprises (as defined in the Framework Act on Cooperatives), cooperatives, federations and national federations (as defined in the Consumer Cooperatives Act), as well as cooperatives, business cooperatives and federations of cooperatives (as defined in the Small and Medium Enterprise Cooperatives Act) that satisfy the requirements prescribed by the Framework Act on Small and Medium Enterprises, may also qualify as small- and medium-sized
enterprises. The small- and
medium-sized
enterprise segment of the corporate banking market has grown significantly in recent years, including as a result of government measures to encourage lending to these enterprises. As of December 31, 2021, 20.5% of our small- and medium-sized
enterprise loans were extended to borrowers in the manufacturing industry, 16.7% were extended to borrowers in the retail and wholesale industries, and 7.5% were extended to borrowers in the hotel, leisure and transportation industries.
We service our small- and
medium-sized
enterprise customers primarily
through Woori Bank’s network of branches and small- and
medium-sized
enterprise relationship managers. As of December 31, 2021, Woori Bank had stationed one or more relationship managers at 480 branches, of which 601 were located in the Seoul metropolitan area. The relationship managers specialize in servicing the banking needs of small- and medium-sized
enterprise customers and concentrate their marketing efforts on developing new customers in this segment. As of December 31, 2021, Woori Bank had a total of 829 small- and medium-sized
enterprise relationship managers stationed at its branches (as well as 492 non-stationed
employees who serve as relationship managers as needed).
In addition to increasing our dedicated staffing and branches, our strategy for this banking segment is to identify promising industry sectors and to develop and market products and services targeted towards customers in these sectors. We have also developed in-house
industry specialists who can help us identify leading small- and medium-sized
enterprises in, and develop products and marketing strategies for, these targeted industries. In addition, we operate customer loyalty programs at Woori Bank for our most profitable small-
and-
medium-sized
enterprise customers and provide them with benefits and services such as preferential rates, free seminars and workshops and complementary invitations to cultural events.
Lending Activities.
We provide both working capital loans and facilities loans to our small- and medium-sized
enterprise customers. As of December 31, 2021, working capital loans and facilities loans accounted for 43.1% and 53.6% respectively, of our total small- and medium-sized
enterprise loans. As of December 31, 2021, we had 409,249 small- and medium-sized
enterprise borrowers.
As of December 31, 2021, secured loans and loans guaranteed by a third party accounted for 79.1% and 6.3%, respectively, of our small- and medium-sized
enterprise loans. As of December 31, 2021, approximately 74.9% of the secured loans were secured by real estate and 0.6% were secured by deposits. Working capital loans generally have a maturity of one year, but may be extended on an annual basis for an aggregate term of three to five years. Facilities loans have a maximum maturity of 15 years.
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
Pricing.
We establish the pricing for our small- and
medium-sized
enterprise loan products based principally on transaction risk, our cost of funding and market considerations. Our lending rates are generally determined using our Credit Wizard system. We use our Credit Wizard system to manage our lending activities, and input data gathered from loan application forms, credit scores of borrowers and the appraisal value of collateral provided by external valuation experts into the Credit Wizard system and update such information periodically to reflect changes in such information. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Credit Risk Management—Credit Evaluation and Approval.” We measure transaction risk using factors such as the credit rating assigned to a particular borrower and the value and type of collateral. Our system also takes into account cost factors such as the current market interest rate, opportunity cost and cost of capital, as well as a spread calculated to achieve a target rate of return. Depending on the price and other terms set by competing banks for similar borrowers, we may reduce the interest rate we charge to compete more effectively with other banks. Loan officers have limited discretion in deciding what interest rates to offer, and significant variations require review at higher levels. As of December 31, 2021, approximately 70.6% of our small- and medium-sized
enterprise loans had interest rates that varied with reference to current market interest rates.
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
In terms of our outstanding loan balance, as of December 31, 2021, 39.1% of our large corporate loans were extended to borrowers in the finance and insurance industries, 35.0% were extended to borrowers in the manufacturing industry, and 7.9% were extended to borrowers in the retail and wholesale industries.
We service our large corporate customers primarily through Woori Bank’s network of dedicated corporate banking centers and general managers. Woori Bank operates 10 dedicated corporate banking centers, all of which are located in the Seoul metropolitan area. Each center is staffed with one or more general managers, and certain centers are headed by a senior general manager. Depending on the center, each such manager is responsible for large corporate customers that either are affiliates of a particular chaebol
or operate in a particular industry or region. As of December 31, 2021, Woori Bank had a total of 89 general managers who focus on marketing to and managing the accounts of large corporate customers.
Our strategy for the large corporate banking segment is to develop new products and cross-sell our existing products and services to our core base of large corporate customers. In particular, we continue to focus on marketing fee-based
products and services such as foreign exchange and trade finance services, derivatives and other risk hedging products, investment banking services and advisory services. We have also been reviewing the credit and risk profiles of our existing customers as well as those of our competitors, with a view to identifying a target group of high-quality customers on whom we can concentrate our marketing efforts. In addition, we are seeking to continue to increase the chaebol
-, region- and industry-based specialization of the managers at our dedicated corporate banking centers, including through the operation of a knowledge management database that allows greater sharing of marketing techniques and skills.
Lending Activities
.  We provide both working capital loans and facilities loans to our large corporate customers. As of December 31, 2021, working capital loans (including domestic usance, bills bought and securities sold under repurchase agreements) and facilities loans accounted for 70.1% and 16.0% respectively, of our total large corporate loans.
Loans to large corporate customers may be secured by real estate or deposits or be unsecured. As of December 31, 2021, secured loans and loans guaranteed by a third party accounted for 17.3% and 4.3% respectively, of our large corporate loans. Since a relatively low percentage of our large corporate loan portfolio is secured by collateral, we may be required to establish larger allowances for credit losses with respect to any such loans that become non-performing
or impaired. See “—Assets and Liabilities—Asset Quality of Loans—Loan Loss Provisioning Policy.” As of December 31, 2021, approximately 66.6% of the secured loans were secured by real estate and approximately 3.7% were secured by deposits. Working capital loans generally have a maturity of one year but may be extended on an annual basis for an aggregate term of three to five years. Facilities loans have a maximum maturity of 15 years.
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
medium-sized
enterprise customers. See “—Small- and
Medium-Sized
Enterprise Banking—Pricing.” As of December 31, 2021, approximately 84.0% of these loans had interest rates that varied with reference to current market interest rates.
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

Lending Activities
We offer a variety of consumer loan products to households and individuals. We differentiate our product offerings based on a number of factors, including the customer’s age group, the purpose for which the loan is used, collateral requirements and maturity. The following table sets forth the balances and percentage of our total lending represented by our consumer loans as of the dates indicated:

	As of December 31,
	2020			2021
	Amount (1)		% of Total Loans (2)	Amount (1)		% of Total Loans (2)

	(in billions of Won, except percentage)
General purpose household loans	￦	43,850	14.4%	￦	46,584	13.8%
Mortgage loans		62,274	20.5		69,902	20.7
Home equity loans		31,995	10.5		31,875	9.4

Total	￦	138,119	45.4%	￦	148,361	43.9%

(1)	Not including outstanding credit card balances, and prior to deducting allowance for credit losses and present value discount or reflecting deferred origination costs.
(2)	Total loans do not include other financial assets and are before the deduction of allowance for credit losses and present value discount and the reflection of deferred origination costs.
Our consumer loans consist of:

•
general purpose household loans,
which are loans made to customers for any purpose (other than mortgage and home equity loans), and include overdraft loans, which are loans extended to customers to cover insufficient funds when they withdraw funds from their demand deposit accounts with us in excess of the amount in such accounts up to a limit established by us; and

•
mortgage loans,
which are loans made to customers to finance home purchases, construction, improvements or rentals, and home equity loans
, which are loans made to customers secured by their homes to ensure loan repayment.

For secured loans, including mortgage and home equity loans, we generally lend up to 70% of the collateral value (except in areas of high speculation designated by the government where we generally limit our lending to 40% of the appraised value of collateral) minus the value of any lien or other security interest that is prior to our security interest. In calculating the collateral value for real estate for such secured consumer loans (which principally consists of residential properties), we generally use the fair value of the collateral as appraised by KB Land, the Korea Real Estate Board or other external appraisal experts, which is collated in our Credit Wizard system. We generally revalue collateral on a periodic basis. As of December 31, 2021, the revaluation frequency was every year for real estate (with apartments being revalued every month, subject to the availability of certain specified market value information), every year for equipment, every month for deposits and every week for stocks listed on a major Korean stock exchange.
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
General Purpose Household Loans
Our general purpose household loans may be secured by real estate (other than homes), deposits or securities. As of December 31, 2021, approximately ￦29,118 billion, or 62.5%, of our general purpose household loans were unsecured, although some of these loans were guaranteed by a third party. Overdraft loans are primarily unsecured and typically have a maturity between one and three years.
Pricing
. The interest rates on our general purpose household loans are either a periodic floating rate (which is based on a base rate determined for three-month, six-month
or twelve-month periods, further adjusted to account for the borrower’s credit score and our opportunity cost) or a fixed rate that reflects our internal cost of funding and similar adjustments, but taking into account interest rate risks.
Our interest rates also incorporate a margin based on, among other things, the type of collateral (if any), priority with respect to any security, our target loan-to-value
ratio and loan durat
i
on. We also can adjust the applicable rate based on current or expected profit contribution of the customer. Our lending rates are generally determined by our Credit Wizard system. The applicable interest rate is determined at the time of the drawdown of the loan. We also charge a termination fee in the event a borrower repays the loan prior to maturity. As of December 31, 2021, approximately 64.1% of our general purpose household loans had floating interest rates.
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
As of December 31, 2021, approximately 61.4% of our mortgage and home equity loans were secured by residential or other property, 27.3% of our mortgage and home equity loans were guaranteed by Korean government-related housing funds and 2.8% of our mortgage and home equity loans, contrary to general practices in the United States, were unsecured (although the use of proceeds from mortgage and home equity loans is restricted for the purpose of financing home purchases and some of these loans were guaranteed by a third party). One reason that a portion of our mortgage and home equity loans are unsecured is that we, along with other Korean banks, provide advance loans to borrowers for the down payment of new housing (particularly apartments) that is in the process of being built. Once construction is completed, which may take several years, these mortgage and home equity loans become secured by the new housing purchased by these borrowers. As of December 31, 2021, we had issued unsecured construction loans relating to housing where construction was not completed in the amount of ￦2,885 billion. For the year ended December 31, 2021, the average initial loan-to-value
ratio of our mortgage loans
and home equity loans was approximately 53.8% and 32.4% respectively, compared to 54.8% and 39.2% for the year ended December 31, 2020. The average loan-to-value
ratio of our mortgage loans and home equity loans as of December 31, 2021 was approximately 41.7% and 33.1% respectively, compared to 48.2% and 40.7% as of December 31, 2020.
Pricing.
The interest rates for our mortgage and home equity loans are determined on essentially the same basis as our general purpose household loans, except that for mortgage and home equity loans we place significantly greater weight on the value of any collateral that is being provided to secure the loan. The base rate we use in determining the interest rate for our mortgage and home equity loans is identical to the base rate we use to determine pricing for our general purpose household loans. As of December 31, 2021, approximately 65.4% of our outstanding mortgage and home equity loans had floating interest rates.
Private Banking Operations
Our private banking operations within Woori Bank aim to service our high net worth and mass affluent retail customers. As of December 31, 2021, we had 241,952 customers who qualified for private banking services, representing 1.0% of our total retail customer base. Of the total deposits of our retail unit of ￦109.8 trillion as of December 31, 2021, high net worth and mass affluent customers accounted for 66.7%.
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
Woori Bank has 652 branches that offer private banking services. These branches are staffed by 682 private bankers, and almost all of the branches are located in metropolitan areas, including Seoul.
Woori Bank also operates an advisory center in Seoul for its private banking clients, which employs 18 specialists advising on matters of law, tax, real estate, risk assessment and investments.
Deposit-Taking Activities
We are one of the largest deposit holders among Korean banks, in large part due to our nationwide branch network. The balance of our deposits from retail customers was ￦115,835 billion as of December 31, 2020 and ￦120,520 billion as of December 31, 2021, which constituted 39.7% and 37.9% respectively, of the balance of our total deposits.
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

•	savings deposits , which allow the customer to deposit and withdraw funds at any time and accrue interest at a fixed rate set by us depending upon the period and amount of deposit;

•
certificates of deposit
, the maturities of which range from 30 days to five years, with a required minimum deposit of ￦10 million. Interest rates on certificates of deposit vary with the length of deposit and prevailing market rates. Certificates of deposit may be sold at face value or at a discount with the face amount payable at maturity; and

•	other deposits , which consist mainly of deposits for notes payable, trust accounts, deposits for cash management accounts, housing installments and mutual installments.

The following table sets forth the percentage of our total retail and corporate deposits represented by each deposit product category as of December 31, 2021:

Demand Deposits	Time Deposits	Savings Deposits	Certificates of Deposit	Other Deposits
12.85%	43.98%	40.67%	1.13%	1.37%
We offer varying interest rates on our deposit products depending on market interest rates as reflected in average funding costs, the rate of return on our interest-earning assets and the interest rates offered by other commercial banks. Generally, the interest payable is the highest on certificate of deposit accounts and decreases with other deposits and time deposits and savings deposit accounts receiving relatively less interest, and demand deposits accruing little or no interest.
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
The Monetary Policy Committee of the Bank of Korea imposes a reserve requirement on Won currency deposits of commercial banks based generally on the type of deposit instrument. The minimum reserve requirement ratio is 7% of the average balance of Won currency demand deposits outstanding. See “—Supervision and Regulation—Principal Regulations Applicable to Banks—Liquidity.” Ongoing regulatory reforms have removed all controls on lending rates and deposit rates (except for the prohibition on interest payments on current account deposits).
The Depositor Protection Act provides for a deposit insurance system where the KDIC guarantees to depositors the repayment of their eligible bank deposits. The KDIC insures a maximum of ￦50 million per individual for deposits and interest in a single financial institution, regardless of when the deposits were made or the size of the deposits. See “—Supervision and Regulation—Principal Regulations Applicable to Banks—Deposit Insurance System.” We pay a quarterly premium of 0.02% of our average deposits and a quarterly special contribution of 0.025% of our average deposits, in each case for the relevant quarter. For the year ended December 31, 2021, we paid an aggregate of ￦406 billion of such premiums and contributions.
Branch Network and Other Distribution Channels
Woori Bank had a total of 768 banking branches in Korea as of December 31, 2021, which was one of the most extensive networks of branches among Korean commercial banks. In recent years, demand in Korea for mutual funds and other asset management products as well as bancassurance products has been rising. These products require an extensive sales force and customer interaction to sell, further emphasizing the need for a large branch network. As a result, an extensive branch network is important to attracting and maintaining retail customers, as they generally conduct a significant portion of their financial transactions through bank branches. We believe that our extensive branch network in Korea helps us to maintain our retail customer base, which in turn provides us with a stable and relatively low cost funding source.
The following table presents the geographical distribution of Woori Bank’s banking branch network in Korea as of December 31, 2021:

	Total
	Number	% of Total

Area
Seoul	343	44.7%
Six largest cities (other than Seoul)	136	17.7
Other	289	37.6

Total	768	100.0%

In order to maximize access to our products and services, we have established an extensive network of ATMs and cash dispensers, which are located in branches as well as unmanned outlets. Woori Bank had 4,296 ATMs and cash dispensers as of December 31, 2021.
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

	For the year ended December 31,
	2019		2020		2021
ATMs (1) :
Number of transactions (millions)		272		213		182
Fee income (billions of Won)	￦	32	￦	25	￦	22
Telephone banking:
Number of users		6,336,310		6,315,007		6,298,041
Number of transactions (millions)		143		126		108
Fee income (billions of Won)	￦	1.5	￦	0.9	￦	0.9
Internet banking:
Number of users		17,975,675		18,545,393		19,187,033
Number of transactions (millions)		10,116		17,082		19,047
Fee income (billions of Won)	￦	199	￦	191	￦	210

(1)	Includes cash dispensers.
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
In addition, we provide mobile banking services to our customers, which is available to all our Internet-registered users. These services allow our customers to complete selected banking transactions through major Korean telecommunications networks using their smart phones or other mobile devices. We provide general mobile banking services through our Woori WON Banking mobile application and are expanding our mobile banking services to Southeast Asia.
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
As of December 31, 2021, Woori Card’s market share based on transaction volume was approximately 9.2%, which ranked Woori Card as the sixth largest credit card issuer in Korea, according to the Financial Statistics Information System, which is maintained by the Financial Supervisory Service.
Our credit card operations benefit from Woori Card’s ownership of a 7.65% equity stake in BC Card. BC Card is co-owned
by KT Corporation, which is one of Korea’s largest telecommunications companies, and other Korean financial institutions, and operates the largest merchant payment network in Korea as measured by transaction volume. This ownership stake allows us to outsource production and delivery of new credit cards, the preparation of monthly statements, management of merchants and other ancillary services to BC Card for our credit card operations. In addition, in October 2019, Woori Bank acquired a 20% equity interest in Lotte Card Co., Ltd., which was the sixth largest credit card issuer in Korea at the time of acquisition, according to the Financial Statistics Information System, which is maintained by the Financial Supervisory Service.
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

The following tables set forth certain data relating to the credit card operations of Woori Card (including BC Cards and Visa Cards issued through the BC Card consortium) as of the dates or for the periods indicated:

	As of or for the year ended December 31,
	2019		2020		2021

	(in billions of Won, unless indicated otherwise)
Number of credit card holders (at year end) (thousands of holders)
General accounts		13,000		13,157		12,400
Corporate accounts		555		563		549

Total		13,555		13,720		12,949

Active ratio (1)		55.00%		56.53%		61.18%
Credit card interest and fees
Installment and cash advance interest	￦	243	￦	226	￦	225
Annual membership fees		86		90		92
Merchant fees		918		888		958
Other fees		640		644		711

Total	￦	1,885	￦	1,848	￦	1,986

Charge volumes
General purchase	￦	64,762	￦	60,228	￦	65,517
Installment purchase		7,912		10,225		11,765
Cash advance		4,862		4,314		4,884
Card loan		3,664		4,610		4,104

Total	￦	81,200	￦	79,377	￦	86,270

Outstanding balances (at year end)
General purchase	￦	3,243	￦	3,060	￦	3,550
Installment purchase		1,969		2,022		2,589
Cash advance		585		483		674
Card loan		2,611		2,997		2,964

Total	￦	8,408	￦	8,562	￦	9,776

Average outstanding balances
General purchase	￦	3,292	￦	3,199	￦	3,439
Installment purchase		2,046		1,934		2,303
Cash advance		591		523		552
Card loan		2,567		2,861		3,272

Total	￦	8,496	￦	8,517	￦	9,567

Delinquency ratios (2)
Less than 1 month		1.19%		0.85%		0.74%
From 1 month to 3 months		0.65		0.51		0.49
From 3 months to 6 months		0.65		0.51		0.32
Over 6 months		0.00		0.00		0.00

Total		2.49%		1.88%		1.55%

Non-performing loan ratio (3)		0.87%		0.71%		0.49%
Gross charge-offs	￦	281	￦	246	￦	220
Recoveries		60		65		65

Net charge-offs	￦	221	￦	181	￦	155

Gross charge-off ratio (4)		3.31%		2.89%		2.30%
Net charge-off ratio (5)		2.61%		2.13%		1.62%

(1)	Represents the ratio of accounts used at least once within the past month to total accounts as of the end of the relevant year.
(2)
Our delinquency ratios may not fully reflect all delinquent amounts relating to our outstanding balances since a certain portion of delinquent credit card balances (defined as balances one day or more past due) were restructured into loans and were not treated as being delinquent at the time of conversion or for a period of time thereafter. Including all restructured loans, outstanding balances overdue by more than one month accounted for 1.7% of our credit card balances as of December 31, 2021.

(3)
Represents the ratio of balances that are more than three months overdue to total outstanding balances as of the end of the relevant year. These ratios do not include the following amounts of previously delinquent credit card balances restructured into loans that were classified as normal or precautionary as of December 31, 2019, 2020 and 2021:

	As of December 31,
	2019		2020		2021

	(in billions of Won)
Restructured loans	￦	154	￦	123	￦	82

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
In recent years, credit card issuers in Korea have agreed with selected cardholders to restructure their delinquent credit card account balances as loans that have more gradual repayment terms, in order to retain fundamentally sound customers who are experiencing temporary financial difficulties and to increase the likelihood of eventual recovery on those balances. In line with industry practice, we have restructured a portion of our delinquent credit card account balances as loans. The general qualifications to restructure delinquent credit card balances as loans are that the delinquent amount be more than one month overdue and in excess of ￦1 million. The terms of the restructured loans usually require the payment of approximately 10% to 20% of the outstanding balance as a down payment and that they be guaranteed by a third party and carry higher interest rates than prevailing market rates. These loans are usually required to be repaid by the borrower in installments over terms ranging from three months to 60 months. As of December 31, 2021, the total amount of our restructured loans was ￦87 billion. Because restructured loans are not initially recorded as being delinquent, our delinquency ratios do not fully reflect all delinquent amounts relating to our outstanding credit card balances.
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
Payments on amounts outstanding on our credit cards must be made (at the cardholder’s election at the time of purchase) either in full on each monthly payment date, in the case of lump-sum
purchases, or in equal monthly installments over a fixed term from two months to 36 months, in the case of installment purchases. Cardholders may prepay installment purchases at any time without penalty. Payment for cash advances must be made on a lump sum basis. Payments for card loans must be made on an equal principal installment basis over a fixed term from three months up to a maximum of 60 months, up to a maximum loan amount of ￦50 million.
No interest is charged on
lump-sum
purchases that are paid in full by the monthly payment date. For installment purchases, we charge a fixed rate of interest on the outstanding balance of the transaction amount, based on the installment period selected at the time of purchase. For a new cardholder, we currently apply an interest rate between approximately 9.5% and 19.9% per annum as determined by the cardholder’s application system score. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Credit Risk Management—Credit Evaluation and Approval—Credit Card Approval Process” and “—Credit Review and Monitoring—Credit Card Review and Monitoring.”
For cash advances, finance charges start accruing immediately following the cash withdrawal. We currently charge a periodic finance charge on the outstanding balance of cash advance of approximately 6.4% to 19.9% per annum. The periodic finance charge assessed on such balances is calculated by multiplying the daily installment balances for each day during the billing cycle by the applicable periodic finance charge rate, and aggregating the results for each day in the billing period. In addition to finance charges, cardholders using cash advance networks operated by companies that are not financial institutions (such as Hannet and NICE) are charged a minimum commission of ￦700 and a maximum of ￦1,000 per withdrawal.
We also generally charge a basic annual membership fee up to ￦1,000,000 for our credit cards, which is determined based on various factors including the type of card, and whether affiliation options are selected by the cardholder. For certain cards, such as the Card Standard-Setter Biz, we will waive membership fees if customers charge above a certain amount.
We outsource the management of merchants to BC Card. We charge merchant fees to merchants for processing transactions. Merchant fees vary depending on the type of merchant and the total transaction amounts generated by the merchant. As of December 31, 2021, we charged merchants an average of 1.35% of their respective total transaction amounts. In addition to merchant fees, we receive nominal interchange fees for international card transactions.
Capital Markets Activities
We engage in capital markets activities for our own account and for our customers. Our capital markets activities include securities investment and trading, derivatives trading, asset securitization services and investment banking.
Securities Investment and Trading
We invest in and trade securities for our own account, in order to maintain adequate sources of liquidity and to generate interest and dividend income and capital gains. As of December 31, 2021, our investment portfolio, which consists of financial assets at fair value through other comprehensive income and securities at amortized cost, and our trading portfolio, which consists of financial assets at fair value through profit or loss (excluding deposits, derivative assets and loans), had a combined total book value of ￦64,166 billion and represented 14.3% of our total assets.
Our trading and investment portfolios consist primarily of Korean treasury securities and debt securities issued by Korean government agencies, local governments or government-invested enterprises, and debt securities issued by financial institutions. As of December 31, 2021, we held debt securities with a total book value of ￦62,749 billion, of which:

•	debt securities at amortized cost accounted for ￦17,086 billion, or 27.2%;

•	debt securities at fair value through other comprehensive income accounted for ￦38,127 billion, or 60.8%; and

•	debt securities at fair value through profit or loss accounted for ￦7,536 billion, or less than 12.0%.
Of these amounts, as of December 31, 2021, debt securities issued by the Korean government amounted to ￦8,880 billion, or 52.0% of our debt securities at amortized cost, ￦4,728 billion, or 12.4% of our debt securities at fair value through other comprehensive income, and ￦996 billion, or 13.2% of our debt securities at fair value through profit or loss.
From time to time, we also purchase and sell equity securities for our securities portfolios. Our equity securities consist primarily of equities listed on the KRX KOSPI Market or the KRX KOSDAQ Market. As of December 31, 2021:

•	equity securities at fair value through other comprehensive income had a book value of ￦993 billion, or 2.5% of our securities at fair value through other comprehensive income portfolio; and

•	equity securities at fair value through profit or loss accounted for ￦425 billion, or 5.3% of our securities at fair value through profit or loss portfolio.
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
Derivatives Trading
We offer derivatives products and engage in derivatives trading, mostly for our corporate customers. Our trading volume was ￦371,500 billion in 2019, ￦353,659 billion in 2020 and ￦390,720 billion in 2021. Our aggregate net trading gain (loss) from derivatives for the years ended December 31 2019, 2020 and 2021 was ￦(12) billion, ￦320 billion and ￦323 billion respectively.
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

The following shows the estimated fair value of derivatives we held or had issued for trading purposes as of the dates indicated:

	As of December 31,
	2020				2021
	Estimated Fair Value of Assets		Estimated Fair Value of Liabilities		Estimated Fair Value of Assets		Estimated Fair Value of Liabilities

	(in billions of Won)
Currency derivatives	￦	5,926	￦	5,288	￦	3,922	￦	3,348
Interest rate derivatives		325		530		157		314
Equity derivatives		651		642		724		905

Total	￦	6,902	￦	6,460	￦	4,803	￦	4,567

For a discussion of our risk management policies with respect to our derivatives trading activities, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Market Risk Management—Market Risk Management for Trading Activities.”
Asset Securitization Services
We are active in the Korean asset-backed securities market. Through Woori Bank, we participate in asset securitization transactions in Korea by acting as arranger, trustee or liquidity provider. In 2021, we were involved in asset securitization transactions with an initial aggregate issue amount of ￦1,298 billion and generated total fee income of approximately ￦1.2 billion in connection with such transactions. The securities issued in asset securitization transactions are sold mainly to institutional investors buying through Korean securities firms.
Investment Banking
Through Woori Bank and Woori Investment Bank, we engage in investment banking activities in Korea. In addition, we provide project finance and financial advisory services, in the area of social overhead capital projects such as highway, port, power and water and sewage projects, as well as structured finance, leveraged buy-out
financing, equity and venture financing and mergers and acquisitions financing services. In 2021, the net non-interest
income from Woori Bank’s investment banking activities (including its Hong Kong subsidiary’s investment banking activities) was approximately ￦427.1 billion, while the net non-interest
income from Woori Investment Bank’s investment banking activities was approximately ￦58.9 billion.
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

The table below sets forth certain information regarding our foreign currency assets and borrowings:

	As of December 31,
	2020		2021

	(in millions of US$)
Total foreign currency assets	US$	46,150	US$	51,680
Foreign currency borrowings
Call money		383		268
Long-term borrowings		3,858		4,234
Short-term borrowings		7,681		6,965

Total foreign currency borrowings	US$	11,922	US$	11,467

The table below sets forth the overseas subsidiaries and direct branches of Woori Bank in operation as of December 31, 2021:

Business Unit (1)	Location
Subsidiaries:
Woori America Bank	United States
Woori Bank China Limited	China
PT Bank Woori Saudara Indonesia 1906 Tbk	Indonesia
AO Woori Bank	Russia
Banco Woori Bank do Brasil S.A.	Brazil
Woori Global Markets Asia Limited	China (Hong Kong)
Woori Bank Vietnam Limited	Vietnam
Wealth Development Bank	Philippines
Woori Finance Myanmar Co., Ltd.	Myanmar
Woori Bank (Cambodia) PLC (2)	Cambodia
Woori Bank Europe	Germany
Branches, Agencies and Representative Offices:
London Branch	United Kingdom
Tokyo Branch	Japan
Singapore Branch	Singapore
Hong Kong Branch	China (Hong Kong)
Bahrain Branch	Bahrain
Dhaka Branch	Bangladesh
Gaeseong Branch (3)	Korea
New York Agency	United States
Los Angeles Branch	United States
Chennai Branch	India
Sydney Branch	Australia
Dubai Branch	United Arab Emirates
Gurgaon Branch	India
Mumbai Branch	India
Kuala Lumpur Representative Office	Malaysia
Yangon Representative Office	Myanmar
Iran Representative Office (4)	Iran
Katowice Representative Office	Poland

(1)	Does not include subsidiaries and branches in liquidation or dissolution.
(2)
In November 2021, with the approval of the Cambodian financial authorities, WB Finance Co., Ltd. obtained a commercial banking license and was renamed as Woori Bank (Cambodia) PLC. See “Item 4.A. History and Development of the Company—Establishment of Woori Financial Group—Reorganization and Expansion of Woori Finance Holdings and Woori Bank.”

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
Woori America Bank currently operates over 25 branches in states including New York, New Jersey, Maryland, Virginia, Pennsylvania and California and provides retail and corporate banking services targeted towards the Korean-American community. As of December 31, 2021, Woori America Bank had total assets of US$3,008 million and shareholders’ equity of US$421 million.
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
In January 2014, Woori Bank completed the purchase of an additional 27% equity interest (in addition to the 6% equity interest it previously acquired through its subsidiary PT. Bank Woori Indonesia) in PT. Bank Himpunan Saudara 1906 Tbk, an Indonesian commercial bank with a network of over 100 branches and offices throughout Indonesia. In December 2014, PT. Bank Woori Indonesia merged with and into PT. Bank Himpunan Saudara 1906 Tbk. The merged entity, in which Woori Bank currently holds an 84.2% equity interest, was renamed PT Bank Woori Saudara Indonesia 1906 Tbk and became Woori Bank’s consolidated subsidiary. As of December 31, 2021, PT Bank Woori Saudara Indonesia 1906 Tbk had total assets of US$3,197 million and shareholders’ equity of US$644 million.
In October 2016, Woori Bank acquired a 51% equity interest in Wealth Development Bank, a thrift bank in the Philippines with a network of 25 branches and over 429 employees as of December 31, 2021.
In November 2016, Woori Bank obtained a banking license to establish a local subsidiary in Vietnam, Woori Bank Vietnam, which commenced operations in January 2017 and currently operates 16 branches throughout the country.
Woori Bank is also expanding its network of branches in South and Southeast Asia through our other local subsidiaries, including PT Bank Woori Saudara Indonesia 1906 Tbk, Woori Finance Myanmar and Wealth Development Bank. In June 2018, Woori Bank acquired VisionFund (Cambodia) Ltd., a microfinance deposit-taking institution in Cambodia, and renamed it WB Finance Co., Ltd. In February 2020, WB Finance Co., Ltd. merged with Woori Finance (Cambodia) Plc., a Cambodian microfinance institution, and in November 2021, it obtained a commercial banking license from the Cambodian financial authorities and began its nationwide operations as Woori Bank (Cambodia) PLC. As of December 31, 2021, Woori Bank (Cambodia) PLC had total assets of US$1,169 million and shareholders’ equity of US$272 million.
In November 2018, Woori Bank established a German subsidiary, Woori Bank Europe, which is headquartered in Frankfurt and conducts our European operations. As of December 31, 2021, Woori Bank Europe had total assets of US$357 million and shareholders’ equity of US$95 million.

Asset Management
Trust Management Services
Money Trusts.
Through Woori Bank, we offer money trust products to our customers and manage the funds they invest in money trusts. The money trusts we manage are generally trusts with a fixed life that allow investors to share in the investment performance of the trust in proportion to the amount of their investment in the trust. We principally offer the following types of money trust products:

•
retirement trusts
, which invest funds received from corporations or organizations and manage these funds until they are withdrawn to pay retirement funds to a corporation’s officers or employees or an organization’s members;

•	pension trusts , which invest funds received until pension benefits are due to be disbursed to a pension beneficiary; and

•	specified money trusts , which invest cash received as trust property at the direction of the trustors and, once the trust matures, disburse the principal and any gains to the trust beneficiaries.
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
We receive fees for our trust management services that are generally based upon a percentage, ranging between 0.01% and 1.2%, of the net asset value of the assets under management. We also receive penalty payments when customers terminate their trust deposit prior to the original contract maturity. Fees that we received for trust management services (including those fees related to property trust management services, described below, but excluding those fees relating to guaranteed trusts, which are eliminated in consolidation) amounted to ￦171 billion in 2019, ￦86 billion in 2020 and ￦117 billion in 2021.
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

	As of December 31,
	2020		2021

	(in billions of Won)
Principal and interest guaranteed trusts	￦	—	￦	—
Principal guaranteed trusts		1,361		1,275
Performance trusts		37,315		42,249

Total	￦	38,676	￦	43,524

The trust assets we manage consist principally of investment securities, loans made from the trusts and amounts due from banks. The investment securities consist of government-related debt securities, corporate debt securities, including bonds and commercial paper, equity securities and other securities. As of December 31,

2021, our money trusts had invested in securities with an aggregate book value of ￦11,645 billion, which accounted for approximately 26.2% of our money trust assets. Debt securities accounted for ￦6,561 billion of this amount.
Our money trusts also invest, to a lesser extent, in equity securities, including beneficiary certificates issued by investment trust management companies. As of December 31, 2021, equity securities held by our money trusts amounted to ￦5,084 billion, which accounted for approximately 11.4% of our money trust assets. Of this amount, ￦18 billion was from money trusts over which we had investment discretion and the remainder was from specified money trusts.
Loans made by our money trusts are similar in type to the loans made by our banking operations. As of December 31, 2021, our money trusts had made loans in the aggregate principal amount of ￦9,955 billion (excluding loans to our banking operations of ￦1,811 billion), which accounted for approximately 22.4% of our money trust assets.
The amounts due from banks consist of local currency and foreign currencies. As of December 31, 2021, such amounts due from banks totaled ￦20,447 billion, which accounted for approximately 46.0% of our money trust assets.
If the income from a money trust for which we provide a guarantee is less than the amount of the payments we have guaranteed, we will need to pay the amount of the shortfall with funds from special reserves maintained in our trust accounts, followed by basic fees from that money trust and funds from our banking operations. We net any payments we make as a result of these shortfalls against any gains we receive from other money trusts. No material payments of any such shortfall amounts were made in 2021.
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
In 2021, our property trust fees generally ranged from 0.003% to 5.00% of total assets under management, depending on the type of trust account product.
As of December 31, 2021, the balance of our property trusts totaled ￦69,529 billion.
Property trusts are not consolidated within our financial statements.
Investment Trust Management
Through Woori Asset Management Corp., Woori Global Asset Management Co. and Woori Private Equity Asset Management Co. Ltd., we offer investment trust products to our customers and manage the assets invested by them in investment trusts. The investment trust products we offer generally take the form of beneficiary certificates evidencing an ownership interest in a particular investment trust. We currently offer various different types of investment trust products, including:

•
securities funds
, where securities (excluding certain securities relating to, among others, real estate, ship investment companies, social infrastructure and overseas resource development) consist of more than 50% of their assets;

•
real estate funds
, where real estate (including investments in, among others, derivatives based on underlying assets consisting of real estate and loans to corporations relating to real estate development) consist of more than 50% of their assets;

•	special asset funds , where assets other than securities and real estate consist of more than 50% of their assets;

•	mixed asset funds , which do not have the restrictions that apply to securities funds, real estate funds and special asset funds; and

•	money market funds , which invest in short-term financial products, such as call loans, commercial paper, certificates of deposit and short-term treasury notes and corporate bonds.
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
The following table shows the balances of our investment trusts by type as of December 31, 2021. Under IFRS, we do not consolidate investment trusts due to the fact that the assets invested are not our assets but customer assets:

As of December 31,
2021 (1)

(in billions of Won)
Securities funds	￦ 24,860
Real estate funds	997
Special asset funds	1,955
Mixed asset funds	323
Money market funds	8,208

Total	￦ 36,342

(1)	Includes assets under management by Woori Private Equity Asset Management Co., Ltd. See “—Other Businesses—Private Equity.”
We receive fees for our investment trust management services consisting of management fees in connection with establishing, operating and managing the investment trust, asset management fees and related advisory fees. These fees are calculated by multiplying the daily net asset value of the trust by a percentage provided in the trust documentation. Fees accrue on a daily basis and are paid out as expenses periodically. Fees from our investment trust management services amounted to ￦18 billion in 2021.
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
Trustee and Custodian Services Relating to Securities Investment Trusts
Through Woori Bank, as of December 31, 2021, we acted as a trustee for 4,210 securities investment trusts, mutual funds and other investment funds. We receive a fee for acting as a trustee and generally perform the following functions:

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
For the year ended December 31, 2021, our fee income from such services was ￦21 billion.

Other Businesses
Management of National Housing and Urban Fund
In April 2008, through Woori Bank, we were selected to be the lead manager of the National Housing and Urban Fund. The National Housing and Urban Fund provides financial support to low-income
households in Korea by providing mortgage financing and construction loans for projects to build small- and medium-sized
housing. As of December 31, 2021, outstanding housing loans from the National Housing and Urban Fund amounted to approximately ￦133.3 trillion, of which we originated approximately ￦75.7 trillion. The activities of the National Housing and Urban Fund are funded primarily by the issuance of national housing bonds, which must be purchased by persons and legal entities wishing to make real estate-related registrations and filings, and by subscription savings deposits held at the National Housing and Urban Fund.
In return for managing the operations of the National Housing and Urban Fund, we receive a monthly fee. This fee consists of a fund raising fee and a loan origination fee. The fund raising fee is based on the number of National Housing and Urban Fund subscription savings deposit accounts opened and the level of activity for existing accounts and the number of National Housing and Urban Fund bonds issued or redeemed. The loan origination fee is based on the number of new National Housing and Urban Fund loans and the number of National Housing and Urban Fund mortgage loans to contractors constructing housing units that are assumed by the individual buyers of housing units and the level of activity for existing loans during each month. We received total fees of approximately ￦47.8 billion for managing the National Housing and Urban Fund in 2021.

Bancassurance
The term “bancassurance” refers to the marketing and sale by commercial banks of insurance products manufactured within a group of affiliated companies or by third-party insurance companies. Through Woori Bank, we market a wide range of bancassurance products. In 2021, we generated fee income of approximately ￦95.1 billion through the marketing of bancassurance products. We believe that we will be able to continue to develop an important new source of fee-based
revenues by expanding our offering of these products. We have entered into bancassurance marketing arrangements with 30 insurance companies, including TongYang Life Insurance, Hanwha Life Insurance, Samsung Life Insurance, Samsung Fire and Marine Insurance, Hyundai Fire and Marine Insurance and American International Assurance, and plan to enter into additional insurance product marketing arrangements with other leading insurance companies whose names and reputation are likely to be familiar to our customer base.
Private Equity
In 2016, Woori Private Equity Co., Ltd., which was established in October 2005, registered as a specialized private placement collective investment business under the Financial Investment Services and Capital Markets Act and changed its name to Woori Private Equity Asset Management Co., Ltd., or Woori PEAM. Such registration enabled it to manage specialized private placement collective investment vehicles (which include hedge funds) targeting professional investors, in addition to its existing business of making long-term and strategic investments in buyout target companies and actively involving itself in their management. From 2018 to 2021, Woori PEAM launched four private equity funds for which it acted as general partner, Woori-Hanwha Eureka Private Equity Fund, the size of which was approximately ￦43.5 billion, Woori-Shinyoung
Growth-Cap
Private Equity Fund I, the size of which was approximately ￦163 billion,
Woori-Q
Corporate Restructuring Private Equity Fund, the size of which was approximately ￦155 billion and Arden Woori Apparel 1st Private Equity Fund, the size of which was approximately ￦21 billion. As of December 31, 2021, Woori PEAM managed a total of 14 alternative investment funds (other than the four private equity funds mentioned above) with total investments of ￦1.2 trillion and total managed assets of ￦605 billion. We expect that Woori PEAM will continue to provide us with investment opportunities, through identifying potential investees suffering from inefficient management and effecting financial restructuring and strategic reorientation in those investees so as to enhance their enterprise value, as well as serve as a source of business for other segments by managing specialized private placement collective investment vehicles for professional investors.

Competition
We compete with other financial institutions in Korea, including principally nationwide and regional Korean commercial banks and branches of foreign banks operating in Korea. In addition, in particular segments such as credit cards, securities and insurance, we compete with specialized financial institutions focusing on such segments. Some of the financial institutions we compete with are larger in terms of asset size and customer base and have greater financial resources or more specialized capabilities than us or our subsidiaries.
Competition in the Korean financial market has been and is likely to remain intense. In particular, in the area of our core banking operations, most Korean banks have been focusing on retail customers and small- and medium-sized
enterprises in recent years, although they have begun to increase their exposure to large corporate borrowers, and have been focusing on developing fee income businesses as increasingly important sources of revenue. In the area of credit cards, increased competition in the payments market and the resulting increase in our marketing activities, as well as the general trend towards lower merchant fees, are adversely affecting profits in the segment. In our new capital segment, our profitability may be adversely affected by increasing competition in the automobile finance and lease finance markets.
In addition, the introduction of Internet-only banks in Korea is expected to increase competition in the Korean banking industry. Internet-only banks generally operate without branches and conduct most of their operations through electronic means, which enable them to minimize costs and offer customers higher interest rates on deposits or lower lending rates. In April 2017, K bank, the first Internet-only bank in Korea, in which Woori Bank owns 12.7% of the equity with voting rights as of December 31, 2021, commenced operations. Kakao Bank and Toss Bank, both mobile-only banks, commenced operations in July 2017 and October 2021, respectively.
Furthermore, the following general regulatory reforms in the Korean financial industry have increased competition among banks and other financial institutions in Korea:

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

•
In April 2019, the Financial Services Commission approved and is currently conducting test procedures for a financial regulatory sandbox, a framework set up to allow financial service providers to test new business models in a less regulated environment, as part of its efforts to work closely with the fintech sector and provide support to facilitate its development. A variety of financial services have been similarly approved for such testing under the financial regulatory sandbox.

•
In December 2019, the Financial Services Commission launched an “open banking” system, which allows customers to view banking account information and make wire transfers, regardless of institution, through a single mobile application. Such integrated system is expected to allow fintech firms to share payment networks with banks, thereby lowering transaction fees and encouraging the development of new payment services.

•	In August 2020, amendments to the Credit Information Use and Protection Act established the framework for MyData services in Korea, which allow the collection of customers’ personal credit information from credit information providers/users or public institutions upon the customer’s request and subject to compliance requirements, so that customers may access such collected personal credit information in whole or in part. In January 2021, the Financial Services Commission granted licenses to 28 companies to operate as MyData service providers, 14 of which were fintech firms, and competition between traditional financial institutions and fintech firms is expected to intensify, particularly with respect to asset management services. MyData services are currently offered through Woori WON Banking, Woori Bank’s main mobile banking application, as well as through Woori Card’s mobile application.

Overall, such measures may not only intensify competition among traditional financial institutions in Korea, but also allow new market participants such as fintech firms to potentially gain market share in certain areas in which we operate.
Moreover, the Korean financial industry is undergoing significant consolidation through which the number of nationwide commercial banks in Korea has significantly decreased since the financial crisis in Korea in the late 1990s. A number of significant mergers and acquisitions in the financial industry have also taken place in Korea in recent years, including the merger of Hana Bank into Korea Exchange Bank in 2015, KB Financial Group’s acquisition of Hyundai Securities Co., Ltd. in 2016 and the subsequent merger of Hyundai Securities with and into KB Investment & Securities Co., Ltd. in 2016. In 2016, Mirae Asset Securities Co., Ltd. acquired a 43% interest in KDB Daewoo Securities Co., Ltd., which subsequently merged with and into Mirae Asset Securities. In 2014, pursuant to the implementation of the Korean government’s privatization plan with respect to Woori Finance Holdings and its former subsidiaries, Woori Financial, Woori Asset Management and Woori F&I were acquired by KB Financial Group, Kiwoom Securities and Daishin Securities, respectively, and Woori Investment & Securities, Woori Aviva Life Insurance and Woori FG Savings Bank were acquired by NongHyup Financial Group. In addition, in October 2014, the KDIC’s ownership interest in Kwangju Bank and Kyongnam Bank were acquired by JB Financial Group and BS Financial Group, respectively. See “Item 4.A. History and Development of the Company—Privatization Plan.” Orange Life Insurance, Ltd. (formerly known as ING Life Insurance Korea, Ltd.) became a wholly-owned subsidiary of Shinhan Financial Group following the acquisition of equity interests by Shinhan Financial Group in February 2019 and January 2020, which subsequently merged with and into Shinhan Life Insurance Co., Ltd. in July 2021. Furthermore, in 2020, Hana Financial Group acquired
The-K
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

Loan Portfolio
As of December 31, 2021, the balance of our total loan portfolio was ￦337,835 billion. As of December 31, 2021, 89.0% of our total loans were
Won-denominated
loans and 11.0% of our total loans were denominated in other currencies.
Of the ￦37,279 billion of foreign currency-denominated loans as of that date, approximately 71.7% represented “foreign” loans provided by Woori Bank to offshore entities and individuals. Woori Bank extends such foreign loans primarily through its overseas branches to affiliates of large Korean manufacturing companies for trade financing and working capital.
Except where we specify otherwise, all loan amounts stated below do not include amounts due from banks and other receivables and are prior to deducting allowance for credit losses and present value discount or reflecting deferred origination costs, and all corporate loan amounts stated below include loans made to the Korean government and government-owned agencies and banks.
Loan Types
The following table presents loans by type as of the dates indicated. Total loans reflect our loan portfolio, including past due amounts.

	As of December 31,
	2020		2021

	(in billions of Won)
Domestic:
Corporate (1) :
Commercial and industrial	￦	114,525	￦	131,695
Lease financing		858		1,743
Trade financing		7,293		8,341
Other commercial		15,931		16,443

Total corporate		138,607		158,222
Consumer:
General purpose household		40,210		42,164
Mortgage		62,274		69,902
Home equity		31,995		31,875

Total consumer		134,479		143,941
Credit cards		8,543		9,757

Total domestic		281,629		311,920
Foreign:
Corporate (2) :
Commercial and industrial		16,384		18,926
Trade financing		1,482		1,270
Other commercial		829		1,299

Total corporate		18,695		21,495
Consumer		3,641		4,420

Total foreign		22,336		25,915

Total loans (3)	￦	303,965	￦	337,835

Less: present value discount		(7)		(7)
Less: deferred origination costs (fees)		744		858
Less: allowance for credit losses		(1,909)		(1,887)

Total loans, net	￦	302,793	￦	336,799

(1)	Including loans made to banks and the Korean government and government-owned agencies.

(2)	Including loans made to banks.
(3)	Not including due from banks and other financial assets (or other receivables) and prior to deducting allowance for credit losses and present value discount or reflecting deferred origination costs.
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

20 Largest Exposures by Borrower
As of December 31, 2021, our exposures to our 20 largest borrowers or issuers totaled ￦64,683 billion and accounted for 12.2% of our total exposures. The following table sets forth our total exposures to those borrowers or issuers as of that date:

	Loans								Guarantees and acceptances						Amounts classified as substandard or below (3)
Company (Credit Rating) (1)	Won currency		Foreign currency		Equity securities		Debt securities				Total exposures		Collateral (2)

	(in billions of Won)
Korean Government (4)	￦	—	￦	—	￦	—	￦	14,101	￦	—	￦	14,101	￦	—	￦	—
Korea Development Bank (AAA)		—		36		—		12,078		—		12,114		—		—
Korea Housing Finance Corporation (AAA)		—		—		—		8,242		—		8,242		—		—
Industrial Bank of Korea (AAA)		73		—		—		7,027		—		7,100		7		—
The Bank of Korea (4)		790		—		—		5,121		—		5,911		—		—
MIRAE ASSET SECURITIES.CO., LTD. (AA)		4,028		—		—		20		—		4,048		—		—
Export-Import Bank of Korea (AAA)		—		415		—		1,888		—		2,303		—		—
MERITZ SECURITIES CO.,LTD (AA-)		1,704		—		—		—		—		1,704		—		—
KIWOOM Securities Co., Ltd. (AA-)		1,361		—		10		1		—		1,372		—		—
KOREA INVESTMENT & SECURITIES CO,LTD. (AA)		960		—		—		—		—		960		—		—
SAMSUNG ELECTRONICS CO,.LTD (AAA)		250		627		11		—		—		888		—		—
Samsung Heavy Industries Co., Ltd. (BBB+)		—		121		—		63		686		870		—		—
Korea SMEs and Startups Agency (AAA)		—		—		—		846		—		846		—		—
SHINHAN BANK (AAA)		641		36		—		106		5		788		445		—
Nonghyup Bank (AAA)		228		156		—		236		—		620		215		—
Hana Financial Investment Co., Ltd. (AA)		610		—		—		—		—		610		—		—
Doosan Heavy Industries & Construction (BBB-)		195		23		—		—		358		576		50		—
HYUNDAI MOTOR COMPANY (AA+)		17		495		1		—		38		551		—		—
Hyundai Heavy Industries Co., Ltd. (A-)		—		40		—		44		458		542		—		—
POSCO INTERNATIONAL (AA-)		—		338		—		—		199		537		2		—

Total	￦	10,857	￦	2,287	￦	22	￦	49,773	￦	1,744	￦	64,683	￦	719	￦	—

(1)
Credit ratings are from a domestic credit rating agency, including Korea Ratings Corporation, NICE Investors Service Co. and Korea Investors Services Inc., as of December 31, 2021. If multiple ratings were available, the lowest one is indicated.

(2)	The value of collateral is appraised based on future cash flow and observable market price.
(3)	Classification is based on the Financial Services Commission’s asset classification criteria.
(4)	Credit rating is unavailable.

As of December 31, 2021, 7 of these top 20 borrowers or issuers were companies belonging to the 34 largest chaebols
in Korea. See “Item 3.D. Risk Factors—Risks relating to our corporate credit portfolio—We have exposure to the largest Korean commercial conglomerates, known as “
chaebols
,” and, as a result, financial difficulties of
chaebols
may have an adverse impact on us.”
Exposure to Chaebols
As of December 31, 2021, 5.1% of our total exposure was to the 34 largest chaebols
in Korea. The following table shows, as of December 31, 2021, our total exposures to the 10 chaebols
to which we have the largest exposure:

	Loans								Guarantees and acceptances						Amounts Classified as substandard or below (2)
Chaebol	Won currency		Foreign currency		Equity securities		Debt securities				Total exposures		Collateral (1)

	(in billions of Won)
Mirae Asset	￦	4,075	￦	—	￦	—	￦	252	￦	—	￦	4,327	￦	300	￦	—
Hyundai Motors		1,306		1,329		1		10		678		3,324		—		—
Samsung		570		1,457		13		137		1,028		3,205		80		—
GS		102		1,915		1		62		553		2,613		2,488		—
LG		1,018		302		—		10		182		1,512		—		—
Hyundai Heavy Industries		382		118		—		—		970		1,470		—		—
SK		882		265		3		37		253		1,440		125		—
Hanhwa		804		203		—		23		74		1,104		380		—
Korea Investment		960		—		—		—		—		960		—		—
Lotte		496		178		—		164		65		903		—		—

Total	￦	10,595	￦	5,767	￦	18	￦	695	￦	3,783	￦	20,858	￦	3,374	￦	—

(1)	The value of collateral is appraised based on future cash flow and observable market price.
(2)	Classification is based on the Financial Services Commission’s asset classification criteria.
Loan Concentration by Industry
The following table shows, as of December 31, 2021, the aggregate balance of our domestic and foreign corporate loans by industry concentration and as a percentage of our total corporate lending:

	Aggregate corporate loan balance		Percentage of total corporate loan balance

	(in billions of Won)
Industry
Manufacturing	￦	42,159	23.4%
Construction		24,015	13.4
Financial and insurance		22,985	12.8
Hotel, leisure and transportation		10,548	5.9
Retail and wholesale		5,953	3.3
Government and government agencies		422	0.2
Other		73,635	41.0

Total	￦	179,717	100.0%

Maturity Analysis
The following table sets out, as of December 31, 2021, the scheduled maturities (time remaining until maturity) of our loan portfolio:

	1 year or less		Over 1 year but not more than 5 years		Over 5 years but not more than 15 years		Over 15 years		Total

	(in billions of Won)
Loans in local currency	￦	123,774	￦	81,011	￦	10,705	￦	57,794	￦	273,284
Loans in foreign currencies		9,906		9,665		3,491		1,447		24,509
Domestic banker’s usance		3,401		2		—		—		3,403
Credit card accounts		7,908		1,759		41		49		9,757
Bills bought in foreign currencies		5,310		—		—		—		5,310
Bills bought in local currency		265		—		—		—		265
Factoring receivables		10		7		—		—		17
Advances for customers on guarantees		23		4		—		—		27
Private placement bonds		194		281		24		20		519
Securitized loans		10		2,797		67		—		2,874
Call loans		3,481		—		—		—		3,481
Bonds purchased under resale agreements		10,317		16		—		—		10,333
Financial lease receivables		30		1,144		—		—		1,174
Installment financial bonds		50		2,339		493		—		2,882
Others		—		—		—		—		—

Total loans	￦	164,679	￦	99,025	￦	14,821	￦	59,310	￦	337,835

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

Interest Rates
The following table shows, as of December 31, 2021, the total amount of our loans due after one year that have fixed interest rates and variable or adjustable interest rates:

	Fixed Rate (1)		Variable or adjustable rates (2)		Total

	(in billions of Won)
Loans in local currency	￦	53,838	￦	95,671	￦	149,509
Loans in foreign currencies		4,782		9,821		14,603
Domestic banker’s usance		—		2		2
Credit card accounts		1,849		—		1,849
Bills bought in foreign currencies		—		—		—
Bills bought in local currency		—		—		—
Factoring receivables		7		—		7
Advances for customers on guarantees		4		—		4
Private placement bonds		289		36		325
Securitized loans		2,351		514		2,865
Call loans		—		—		—
Bonds purchased under resale agreements		16		—		16
Financial lease receivables		1,144		—		1,144
Installment financial bonds		2,832		—		2,832
Others		—		—		—

Total loans	￦	67,112	￦	106,044	￦	173,156

(1)	Fixed rate loans are loans for which the interest rate is fixed for the entire term.
(2)	Variable or adjustable rate loans are loans for which the interest rate is not fixed for the entire term.
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

•  have been in arrears for three months or more but less than 12 months.

Asset Classification	Characteristics

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

Loan Loss Provisioning Policy
Under IFRS 9
Financial Instruments
, or IFRS 9, we establish allowances for credit losses based on expected credit losses instead of incurred losses by assessing changes in expected credit losses and recognizing such changes as impairment loss (or reversal of impairment loss) in profit or loss. Under IFRS 9, the allowance required to be established with respect to a loan or financial asset is the amount of the expected
12-month
credit loss or the expected lifetime credit loss for the applicable loan or financial asset, according to three stages of credit risk deterioration since initial recognition.
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
In addition, if our allowance for credit losses is deemed insufficient for regulatory purposes, we compensate for the difference by recording a planned regulatory reserve for credit loss, which is segregated within our retained earnings. The level of planned regulatory reserve for credit loss required to be recorded is equal to the amount by which our allowance for credit losses under IFRS is less than the greater of (x) the amount of expected loss calculated using the internal ratings-based approach under Basel II and as approved by the Financial Supervisory Service and (y) the required amount of credit loss reserve calculated based on guidelines prescribed by the Financial Services Commission. The following table sets forth the Financial Services Commission’s guidelines applicable to our subsidiary Woori Bank for the minimum percentages of the outstanding principal amount of the relevant loans or balances that the credit loss reserve must cover:

Loan classifications	Corporate (1)	Consumer	Credit card receivables (2)	Credit card loans (3)
Normal	0.85% or above	1% or above	1.1% or above	2.5% or above
Precautionary	7% or above	10% or above	40% or above	50% or above
Substandard	20% or above	20% or above	60% or above	65% or above
Doubtful	50% or above	55% or above	75% or above	75% or above
Estimated loss	100%	100%	100%	100%

(1)	Subject to certain exceptions pursuant to the Banking Industry Supervision Regulations of Korea.
(2)	Applicable for credit card receivables for general purchases of products or services.
(3)	Applicable for cash advances, card loans and revolving loan receivables.
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

	As of December 31, 2021
	Normal			Past due by 1 month or less			Past due by 1-3 months			Past due by 3-6 months			Past due by more than 6 months			Total

	(in billions of Won, except percentages)
	Amount		%	Amount past due		%	Amount past due		%	Amount past due		%	Amount past due		%	Amount		%

Domestic
Corporate (1)
Commercial and industrial	￦	131,286	38.9%	￦	126	0.0%	￦	89	0.0%	￦	61	0.0%	￦	133	0.0%	￦	131,695	39.0%
Lease financing		1,735	0.5		4	0.0		1	0.0		1	0.0		2	0.0		1,743	0.5
Trade financing		8,332	2.5		1	0.0		2	0.0		1	0.0		5	0.0		8,341	2.5
Other commercial		16,424	4.9		5	0.0		2	0.0		1	0.0		11	0.0		16,443	4.9

Total corporate		157,777	46.7		136	0.0		94	0.0		64	0.0		151	0.0		158,222	46.8
Consumer
General purpose household		41,835	12.4		147	0.0		64	0.0		43	0.0		75	0.0		42,164	12.5
Mortgages		69,621	20.6		185	0.1		37	0.0		24	0.0		34	0.0		69,901	20.7
Home equity		31,756	9.4		72	0.0		23	0.0		14	0.0		11	0.0		31,876	9.4

Total consumer		143,212	42.4		404	0.1		124	0.0		81	0.0		120	0.0		143,941	42.6
Credit cards		9,606	2.8		72	0.0		48	0.0		31	0.0		—	0.0		9,757	2.9

Total domestic		310,595	91.9		612	0.2		266	0.1		176	0.1		271	0.1		311,920	92.3
Foreign
Corporate (2)
Commercial and industrial		18,782	5.6		13	0.0		10	0.0		14	0.0		107	0.0		18,926	5.6
Lease financing		—	0.0		—	0.0		—	0.0		—	0.0		—	0.0		—	0.0
Trade financing		1,270	0.4		—	0.0		—	0.0		—	0.0		—	0.0		1,270	0.4
Other commercial		1,299	0.4		—	0.0		—	0.0		—	0.0		—	0.0		1,299	0.4

Total corporate		21,351	6.4		13	0.0		10	0.0		14	0.0		107	0.0		21,495	6.4
Consumer		4,308	1.3		21	0.0		18	0.0		11	0.0		62	0.0		4,420	1.3

Total foreign		25,659	7.6		34	0.0		28	0.0		25	0.0		169	0.1		25,915	7.7

Total loans (3)	￦	336,254	99.5%	￦	646	0.2%	￦	294	0.1%	￦	201	0.1%	￦	440	0.1%	￦	337,835	100.0%

(1)	Including loans made to banks and the Korean government and government-owned agencies.
(2)	Including loans made to banks.
(3)	Not including due from banks and other receivables, and prior to deducting allowance for credit losses and present value discount or reflecting deferred origination costs.

	As of December 31, 2020
	Normal			Past due by 1 month or less			Past due by 1-3 months			Past due by 3-6 months			Past due by more than 6 months			Total

	(in billions of Won, except percentages)
	Amount		%	Amount past due		%	Amount past due		%	Amount past due		%	Amount past due		%	Amount		%

Domestic
Corporate (1)
Commercial and industrial	￦	113,988	37.6%	￦	219	0.1%	￦	90	0.0%	￦	106	0.0%	￦	122	0.0%	￦	114,525	37.7%
Lease financing		849	0.3		4	0.0		1	0.0		1	0.0		3	0.0		858	0.3
Trade financing		7,276	2.4		1	0.0		8	0.0		6	0.0		2	0.0		7,293	2.4
Other commercial		15,887	5.2		7	0.0		3	0.0		5	0.0		29	0.0		15,931	5.2

Total corporate		138,000	45.5		231	0.1		102	0.0		118	0.0		156	0.0		138,607	45.6
Consumer
General purpose household		39,852	13.1		158	0.1		64	0.0		51	0.0		85	0.0		40,210	13.2
Mortgages		61,938	20.4		206	0.1		42	0.0		30	0.0		58	0.0		62,274	20.5
Home equity		31,845	10.5		90	0.0		23	0.0		17	0.0		20	0.0		31,995	10.5

Total consumer		133,635	44.0		454	0.2		129	0.0		98	0.0		163	0.0		134,479	44.2
Credit cards		8,382	2.8		73	0.0		44	0.0		44	0.0		—	0.0		8,543	2.8

Total domestic		280,017	92.3		758	0.3		275	0.0		260	0.0		319	0.0		281,629	92.6
Foreign
Corporate (2)
Commercial and industrial		16,265	5.4		6	0.0		—	0.0		15	0.0		98	0.0		16,384	5.4
Trade financing		1,482	0.5		—	0.0		—	0.0		—	0.0		—	0.0		1,482	0.5
Other commercial		829	0.3		—	0.0		—	0.0		—	0.0		—	0.0		829	0.3

Total corporate		18,576	6.2		6	0.0		—	0.0		15	0.0		98	0.0		18,695	6.2
Consumer		3,530	1.2		17	0.0		11	0.0		10	0.0		73	0.0		3,641	1.2

Total foreign		22,106	7.4		23	0.0		11	0.0		25	0.0		171	0.0		22,336	7.4

Total loans (3)	￦	302,123	99.7%	￦	781	0.3%	￦	286	0.0%	￦	285	0.0%	￦	490	0.0%	￦	303,965	100.0%

(1)	Including loans made to banks and the Korean government and government-owned agencies.
(2)	Including loans made to banks.
(3)	Not including due from banks and other receivables, and prior to deducting allowance for credit losses and present value discount or reflecting deferred origination costs.
Credit Exposures to Companies in Workout, Restructuring or Rehabilitation
Workout is a voluntary procedure through which we, together with the borrower and other creditors, seek to restore the borrower’s financial stability and viability. Previously, workouts were regulated under a series of Corporate Restructuring Promotion Acts, which last expired on June 30, 2018. In September 2018, the National Assembly of Korea adopted a new Corporate Restructuring Promotion Act, which became effective on October 16, 2018 and is scheduled to expire on October 15, 2023. Under the new Corporate Restructuring Promotion Act, creditors of a financially troubled borrower may participate in a creditors’ committee, which is authorized to prohibit such creditors from exercising their rights against the borrower, commence workout procedures and approve or make revisions to a reorganization plan prepared by the lead creditor bank, the borrower and external experts. The composition of the creditors’ committee is determined at the initial meeting of the committee by the approval of creditors holding not less than 75% of the borrower’s total outstanding debt held by creditors who were notified of the initial meeting of the committee. Although creditors that are not financial institutions or hold less than 1% of the total outstanding debt of the borrower need not be notified of the initial meeting of the creditors’ committee, if such creditors wish to participate, they may not be excluded. Any decision of the creditors’ committee requires the approval of creditors holding not less than 75% of the total outstanding debt of the borrower. However, if a single creditor holds 75% or more of the borrower’s total outstanding debt held by the creditors comprising the creditors’ committee, any decision of the creditors’ committee requires the approval of not less than 40% of the total number of creditors (including such single creditor) comprising the committee. An additional approval of creditors holding not less than 75% of the secured debt is required with respect to the borrower’s debt restructuring. Once approved, any decision made by the creditors’ committee is binding on all creditors of the borrower, with the exception of those creditors that were excluded by a resolution of the committee at its initial meeting and those who exercised their right to request that their claims be purchased. Creditors that voted against commencement of workout, approval or revision of the reorganization plan, debt restructuring, granting of new credit, extension of the joint management process or other resolutions of the committee have the right to request the creditors that voted in favor of such matters to purchase their claims at a mutually agreed price within seven days from the resolution of the committee. In the event that the parties are not able to agree on the terms of purchase, a coordination committee consisting of experts would determine the terms. The creditors that oppose a decision made by the coordination committee may request a court to change such decision.
Korean law also provides for corporate rehabilitation proceedings, which are court-supervised procedures to rehabilitate an insolvent company. Under these procedures, a restructuring plan is adopted at a meeting of interested parties, including creditors of the company. That restructuring plan is subject to court approval.
A portion of our loans to and debt securities of corporate customers are currently in workout, restructuring or rehabilitation. As of December 31, 2021, ￦177 billion, or 0.04%, of our total loans and debt securities were in workout, restructuring or rehabilitation. This included ￦30 billion of loans to and debt securities of large corporate borrowers in workout, restructuring or rehabilitation and ￦126 billion of loans to and debt securities of small- and medium-sized
enterprises in workout, restructuring or rehabilitation, which represented 0.01% and 0.03% of our total loans and debt securities, respectively. At Woori Bank, the Corporate Restoration Department manages its workout, restructured and rehabilitated loans. Upon approval of a workout, restructuring or rehabilitation plan, a credit exposure is initially classified as precautionary or lower and thereafter cannot be classified higher than precautionary with limited exceptions. If a corporate borrower is in workout, restructuring or rehabilitation, we take the status of the borrower into account in assessing our loans to and collateral from that borrower for purposes of establishing our allowance for credit losses.
The following table shows, as of December 31, 2021, our 10 largest exposures that were in workout, restructuring or rehabilitation:

	Loans								Guarantees and Acceptances						Amounts Classified as Substandard or Below (2)		Allowance for Credit Loss
Company	Won Currency		Foreign Currency		Equity Securities		Debt Securities				Total Exposures		Collateral (1)

	(in billions of Won)
Orient Shipyard	￦	4	￦	—	￦	—	￦	—	￦	53	￦	57	￦	—	￦	57	￦	3
Ssangyong Motor Company		25		—		—		—		—		25		25		25		1
CREA		16		—		—		—		—		16		9		16		6
PT Delta Dunia Tekstil		—		10		—		—		—		10		—		10		4
Vehiclesystem		9		—		—		—		—		9		6		9		4
Crea Gunsan		6		—		—		—		—		6		5		4		2
Chew Young Roo		6		—		—		—		—		6		2		6		6
Sejin FND		6		—		—		—		—		6		4		6		3
Yangheedong		6		—		—		—		—		6		6		6		1
Skono Korea		5		—		—		—		—		5		2		4		2

Total	￦	83	￦	10	￦	—	￦	—	￦	53	￦	146	￦	59	￦	143	￦	32

(1)	The value of collateral is appraised based on future cash flow and observable market price.
(2)	Classification is based on the Financial Services Commission’s asset classification criteria.
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
non-performing
loan portfolio:

	As of December 31,
	2020			2021

	(in billions of Won, except percentages)
Total non-performing loans	￦	1,236	(1)	￦	927	(2)
As a percentage of total loans		0.41%			0.27%

(1)	Excludes ￦123 billion of previously delinquent credit card balances restructured into loans that were classified as normal or precautionary.
(2)	Excludes ￦82 billion of previously delinquent credit card balances restructured into loans that were classified as normal or precautionary.
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
The following table sets forth, as of the dates indicated, our total non-performing
loans by type of loan:

	As of December 31,
	2020			2021
	Amount		%	Amount		%

	(in billions of Won, except percentages)
Domestic
Corporate:
Commercial and industrial	￦	534	43.2%	￦	353	38.10%
Lease financing		10	0.8		5	0.50
Trade financing		38	3.1		16	1.70
Other commercial		81	6.6		48	5.20

Total corporate		663	53.7		422	45.50
Consumer:
General purpose household (1)		202	16.3		173	18.70
Mortgage		113	9.1		88	9.50

Total consumer		315	25.4		261	28.20
Credit cards		61	4.9		49	5.30

Total domestic		1,039	84.0		732	79.00
Foreign
Corporate:
Commercial and industrial		117	0.0		96	10.40
Lease financing		—	0.0		—	0.00
Trade financing		—	0.0		—	0.00
Other commercial		—	9.5		—	0.00

Total corporate		117	9.5		96	10.40
Consumer		80	6.5		99	10.70

Total foreign		197	16.0		195	21.10

Total non-performing loans	￦	1,236	100.0%	￦	927	100.0%

(1)	Includes home equity loans.

The following table presents an analysis of the changes in our non-performing
loans for each of the years indicated:

	Year ended December 31,
	2020		2021

	(in billions of Won)
Balance at the beginning of the year	￦	1,157	￦	1,236
Additions to non-performing loans
Loans transferred into non-performing loans		1,522		1,300
Reductions in non-performing loans
Loans sold		(271)		(375)
Loans modified and returned to performing loans		(254)		(232)
Loans paid down or paid off		(256)		(380)
Loans charged-off		(662)		(622)
Other		—		—

Total net reductions to non-performing loans		79		(309)

Balance at the end of the year	￦	1,236	￦	927

Top 20
Non-Performing
Loans
.  As of December 31, 2021, our 20 largest
non-performing
loans accounted for 28.1% of our total
non-performing
loan portfolio. The following table shows, as of that date, certain information regarding those loans:

	Gross principal outstanding		Allowance for credit losses		Collateral (1)		Industry

	(in billions of Won)
Borrower A	￦	36	￦	—	￦	—	Other
Borrower B		31		7		—	Construction
Borrower C		25		1		25	Manufacturing
Borrower D		24		24		—	Manufacturing
Borrower E		16		6		9	Manufacturing
Borrower F		16		16		—	Other
Borrower G		13		—		11	Real estate
Borrower H		11		11		—	Other
Borrower I		10		4		—	Manufacturing
Borrower J		9		3		7	Retail and wholesale
Borrower K		9		4		6	Manufacturing
Borrower L		9		5		5	Other
Borrower M		7		4		2	Other
Borrower N		7		2		—	Financial and insurance
Borrower O		7		2		—	Financial and insurance
Borrower P		6		2		6	Manufacturing
Borrower Q		6		6		2	Manufacturing
Borrower R		6		3		4	Manufacturing
Borrower S		6		6		—	Real estate
Borrower T		6		1		6	Other

Total	￦	260	￦	107	￦	83

(1)	The value of collateral is appraised based on future cash flow and observable market price.

Non-Performing
Loans and Impaired Loans
The term
“non-performing
loan” is used for our asset quality management in accordance with the Banking Industry Supervision Regulations of Korea, whereas the term “impaired loan” is used for financial reporting purposes based on our internal accounting policies in accordance with IFRS 9.
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
The following table shows, as of the dates indicated, the amounts of impaired loans and non-performing
loans:

	As of December 31,
	2020		2021
	(in billions of Won)

Impaired loans	￦	1,435	￦	1,158
Non-performing loans		1,236		927
Non-Performing
Loan Strategy
One of our goals is to improve our asset quality, in part by reducing our non-performing
loans. We have standardized the credit risk management systems of our subsidiaries to reduce our risks relating to future non-performing
loans. Our credit rating systems are designed to prevent our subsidiaries from extending new loans to high-risk borrowers as determined by their credit rating. Woori Bank’s credit monitoring system also brings to its attention any sudden increase in a borrower’s credit risk, enabling close monitoring of such loans. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Credit Risk Management.”
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
Foreclosure and Collateral.
We generally foreclose on mortgages or exercise our security interests in respect of other collateral if a collateralized obligation becomes overdue for more than three months. At that time, we will petition a court to foreclose on collateral and to sell that collateral through a court-supervised auction. Under Korean law, that petition must be filed with a court that has jurisdiction over the mortgaged property, and must be filed together with a copy of the mortgage agreement and an extract of the court registry regarding the subject property. The court will then issue an order to commence the foreclosure auction, which will be registered in the court registry of the subject property. If no bidder bids at least the minimum amount set by the court on the first auction date, the court will set another date for a subsequent auction approximately one month later. Each time a new auction date is set, the minimum auction price will be lowered by approximately 20%. Unlike laws relating to foreclosure in the United States, Korean law does not provide for non-judicial
foreclosure. During 2019, 2020 and 2021, we held collateral with respect to loan balances overdue for more than three months representing approximately 0.1%, 0.1% and 0.1%, respectively, of our interest-bearing loan balances in each of those periods.
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

	Year Ended December 31,
	2019						2020						2021

Purchaser	Net Carrying Amount (1)		Sale Price		Gain (Loss)		Net Carrying Amount (1)		Sale Price		Gain (Loss)		Net Carrying Amount (1)		Sale Price		Gain (Loss)

	(in billions of Won)
KAMCO	￦	95	￦	101	￦	6	￦	14	￦	14	￦	—	￦	—	￦	—	￦	—
Structured companies		55		60		4		60		67		7		61		76		15
UAMCO (2)		40		47		7		87		98		11		90		105		15
Others (3)		—		15		15		29		54		25		36		114		78

Total	￦	190	￦	223	￦	32	￦	190	￦	233	￦	43	￦	187	￦	295	￦	108

(1)	Net carrying amount represents the net value of non-performing loans after deduction of allowance for credit losses on such basis.
(2)	Woori Bank holds a 14% equity interest in UAMCO.
(3)	Includes ￦28 billion of sales to D&CM Corporation in 2021, which may be subject to repurchase by us.
Allocation and Analysis of Allowances for Credit Losses
The following table presents, as of the dates indicated, the allocation of our allowances for credit losses by loan type:

	As of December 31,
	2020			2021

	(in billions of Won, except percentages)
Domestic
Corporate:
Commercial and industrial	￦	917	48.0%	￦	897	47.5%
Lease financing		10	0.5		19	1.0
Trade financing		95	5.0		87	4.6
Other commercial		89	4.7		60	3.2

Total corporate		1,111	58.2		1,063	56.3
Consumer:
General purpose household (1)		368	19.3		389	20.6
Mortgage		14	0.7		13	0.7

Total consumer		382	20.0		402	21.3
Credit cards		259	13.6		255	13.5

Total domestic		1,752	91.8		1,720	91.1
Foreign
Corporate:
Commercial and industrial		122	6.4		123	6.5
Trade financing		1	0.1		1	0.1
Other commercial		4	0.2		4	0.2

Total corporate		127	6.7		128	6.8
Consumer		30	1.6		39	2.1

Total foreign		157	8.3		167	8.9

Total allowance for credit losses (2)	￦	1,909	100.0%	￦	1,887	100.0%

(1)	Includes home equity loans.
(2)	Not including due from banks and other financial assets.

The following table presents an analysis of the changes in our allowances for credit losses for each of the years indicated:

	Year ended December 31,
	2019		2020		2021

	(in billions of Won)
Balance at the beginning of the year (1)	￦	1,778	￦	1,575	￦	1,909
Bad debt expenses for the period		380		787		555
Changes due to business combination		—		175		28
Increase on repurchases of non-performing loans		—		—		—
Gross charge-offs:
Domestic:
Corporate:
Commercial and industrial		(179)		(171)		(157)
Lease financing		—		—		(2)
Trade financing		(14)		(23)		(12)
Other commercial		(5)		(6)		(3)

Total corporate		(198)		(200)		(174)
Consumer:
General purpose household (1)		(214)		(178)		(173)
Mortgage		(3)		(4)		—

Total consumer		(217)		(182)		(173)
Credit cards		(281)		(246)		(220)
Total domestic		(696)		(628)		(567)
Foreign		(24)		(43)		(61)

Total gross charge-offs		(720)		(671)		(628)
Recoveries:
Domestic:
Corporate:
Commercial and industrial		54		54		47
Lease financing		—		—		—
Trade financing		3		4		3
Other commercial		6		8		5

Total corporate		63		66		55
Consumer:
General purpose household (1)		35		39		41
Mortgage		27		32		34

Total consumer		62		71		75
Credit cards		60		66		66

Total domestic		185		203		196
Foreign:		3		—		—

Total recoveries		188		203		196

Net charge-offs		(532)		(468)		(432)
Disposal		(45)		(76)		(105)
Foreign exchange translation effects		2		(3)		6
Others (2)		(13)		(81)		(75)
Adjustment from discontinuing operations		5		—		—

Balance at the end of the year		￦1,575		￦1,909		￦1,886

Ratio of net charge-offs during the period to average loans outstanding during the period		0.2%		0.2%		0.2%

(1)	Includes home equity loans.
(2)	Includes unwinding of discount.

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
Loans To Be Charged Off
. We charge off loans that are deemed to be uncollectible by virtue of their falling under any of the following categories:

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
Procedure for
Charge-off
Approval
. In order to charge off corporate loans, in the case of Woori Bank, an application for a charge-off
must be submitted by a branch to the Credit Management and Collection Department promptly and, in any event, within one month after the corporate loan is classified as estimated loss. The department evaluates and approves the application. Then, Woori Bank must seek an approval from the Financial Supervisory Service for its charge-offs, which is typically granted. At the same time, Woori Bank refers the approval of the charge-off
by the Credit Management and Collection Department to its Audit Committee for review to ensure compliance with its internal procedures for charge-offs, which include consultations with the branch submitting the charge-off
application. Once Woori Bank receives approval from the Financial Supervisory Service, Woori Bank must also obtain approval from its senior management to charge off those loans.
With respect to consumer loans and credit card balances, we follow a different process to determine which consumer loans and credit card balances should be charged off, based on the length of time those loans or balances are past due. We charge off consumer loans which are 12 months overdue and credit card balances which are six months overdue and have been classified as estimated loss.
Treatment of Loans Charged Off
. Once loans are charged off, we classify them as
charged-off
loans. In the case of Woori Bank, these loans are then transferred to our wholly-owned subsidiary, Woori Credit Information, which is in charge of collections. It will attempt to recover amounts owed or to sell these loans to third parties.
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
In 2002, the Financial Services Commission established the Credit Counseling and Recovery Service based upon an agreement among approximately 160 financial institutions in Korea. Upon application to the Credit Counseling and Recovery Service and approval by creditor financial institutions representing a majority of the outstanding unsecured debt and two-thirds
of the outstanding secured debt, a qualified “credit delinquent person” with outstanding debts to two or more financial institutions in an aggregate amount not exceeding ￦500 million may participate in an individual work-out
program designed to restructure such person’s debt and rehabilitate such person’s credit. The aggregate amount of loans of Woori Bank which became subject to such individual work-out
programs in 2021 was ￦124 billion. In 2021, Woori Bank recovered approximately ￦11 billion with respect to its loans subject to such individual work-out
programs.
Under the Korean Debtor Recovery and Bankruptcy Law, a qualified individual debtor with outstanding debts in an aggregate amount not exceeding threshold amounts of ￦1 billion of unsecured debt and/or ￦1.5 billion of secured debt may restructure his or her debts through a court-supervised debt restructuring that is binding on creditors. The aggregate amount of loans of Woori Bank which became subject to such court-supervised debt restructuring in 2021 was ￦344 billion. In 2021, Woori Bank recovered ￦51 billion with respect to its loans subject to such court-supervised debt restructuring
.
In September 2008, to support consumer borrowers with low credit scores, the Financial Services Commission established the Credit Rehabilitation Fund to purchase from creditors the loans of such borrowers that are in default and to provide guarantees so that such loans may be refinanced at lower rates. The Credit Rehabilitation Fund provides support to (i) individuals with low credit scores who are in default on loans not exceeding ￦50 million in principal amount in the aggregate (which requirement will be waived for individuals who are “basic living welfare recipients”) for a period of three months or more and (ii) individuals with low credit scores ranging from category 6 to 10 who are in default on loans not exceeding ￦30 million in principal amount in the aggregate (which requirement will be waived for individuals who are basic living welfare recipients) and the interest rate of which is 30% or more.
In March 2009, the Financial Services Commission requested Korean banks, including Woori Bank, to establish a
“pre-workout
program,” including a credit counseling and recovery service, for retail borrowers with outstanding short-term debt. Under the pre-workout program, which has been in operation since April 2009, maturity extensions and/or interest rate adjustments are provided to retail borrowers with total loans of ￦1.5 billion or less (consisting of no more than ￦500 million of unsecured loans and ￦1 billion of secured loans) who are in arrears on their payments for more than 30 days but less than 90 days or for retail borrowers with an annual income of ￦40 million or less who have been in arrears on their payments for 30 days or more on an aggregate basis for the 12 months prior to their application, among others. The aggregate amount of consumer credit Woori Bank provided which became subject to the pre-workout
program in 2021 was ￦50 billion. See “Item 3.D. Risk Factors—Risks relating to our consumer credit portfolio—We may experience increases in delinquencies in our consumer loan and credit card portfolios.”

Net Charge-Offs
. The following table presents information regarding our ratios of net charge-offs to average loans outstanding for each of the years indicated:

	Year ended December 31,
	2019					2020					2021

	Average loans		Net charge-offs		Net charge- offs/Average loans	Average loans		Net charge-offs		Net charge- offs/Average loans	Average loans		Net charge-offs		Net charge- offs/Average loans

	(in billions of Won)
Loans in local currency	￦	218,385	￦	282	0.13%	￦	233,362	￦	238	0.10%	￦	262,345	￦	224	0.09%
Loans in foreign currencies		17,449		20	0.11		19,977		31	0.16		22,194		44	0.20
Domestic banker’s usance		3,272		—	0.00		2,855		—	0.00		3,013		—	0.00
Credit card accounts		7,358		221	3.00		8,215		180	2.19		9,203		155	1.68
Bills bought in foreign currencies		6,655		—	0.00		6,304		—	0.00		5,878		—	0.00
Bills bought in local currency		30		—	0.00		121		—	0.00		158		—	0.00
Factoring receivables		48		—	0.00		33		—	0.00		26		—	0.00
Advances for customers on guarantees		15		7	53.33		18		13	72.22		28		5	17.86
Private placement bonds		311		—	0.00		294		5	1.70		504		—	0.00
Securitized loans		1,876		—	0.00		2,269		—	0.00		2,673		—	0.00
Call loans		3,285		—	0.00		2,618		—	0.00		2,185		—	0.00
Bonds purchased under resale agreements		3,200		—	0.00		2,666		—	0.00		3,244		—	0.00
Financial lease receivables		174		—	0.00		373		—	0.00		909		—	0.00
Installment financial bonds		809		2	0.25		1,076		1	0.09		2,378		4	0.17
Others		1		—	0.00		—		—	0.00		—		—	0.00

Total net charge-offs	￦	262,868	￦	532	0.20%	￦	280,181	￦	468	0.17%	￦	314,738	￦	432	0.14%

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
Maturity Analysis
The following table categorizes our debt securities by maturity and weighted average yield as of December 31, 2021:

	As of December 31, 2021
	Within 1 year			Over 1 but Within 5 years			Over 5 but Within 10 years			Over 10 years			Total

	(in billions of Won, except percentages)
	Amount		Weighted Average Yield (1)	Amount		Weighted Average Yield (1)	Amount		Weighted Average Yield (1)	Amount		Weighted Average Yield (1)	Amount		Weighted Average Yield (1)

Financial assets at fair value through other comprehensive income:
Korean treasury and government agencies	￦	350	1.88%	￦	4,053	1.31%	￦	325	1.54%	￦	—	—%	￦	4,728	1.36%
Financial institutions		11,964	1.15		10,946	1.40		—	—		—	—		22,910	1.27
Corporate		1,548	1.39		3,416	1.57		127	2.25		—	—		5,091	1.53
Foreign currency bonds		2,771	1.27		2,311	1.76		113	4.95		105	1.31		5,300	1.56
Securities loaned		—	—		98	0.89		—	—		—	—		98	0.89

Total	￦	16,633	1.20%	￦	20,824	1.45%	￦	565	2.38%	￦	105	1.31%	￦	38,127	1.36%

Financial assets at amortized cost:
Korean treasury and government agencies	￦	1,616	1.94%	￦	7,178	1.49%	￦	86	1.90%	￦	—	—%	￦	8,880	1.57%
Financial institutions		1,191	1.87		620	1.82		25	3.45		—	—		1,836	1.88
Corporate		694	2.43		3,281	1.96		1,679	2.19		162	2.18		5,816	2.09
Foreign currency bonds		151	2.36		367	3.34		31	3.60		5	2.33		554	3.08

Total	￦	3,652	2.03%	￦	11,446	1.70%	￦	1,821	2.22%	￦	167	2.19%	￦	17,086	1.83%

(1)
The weighted average yield for the portfolio represents the yield to maturity for each individual security, weighted using its book value (which is the amortized cost in the case of financial assets at amortized cost and the fair value in the case of financial assets at fair value through other comprehensive income).

Funding
We fund our lending and other activities using various sources, both domestic and foreign. Our primary funding strategy is to maintain stable and low-cost
funding. We have in the past achieved this in part by

increasing the average balances of
low-cost
customer deposits, in particular demand deposits and savings deposits.
Customer deposits are our principal funding source. Customer deposits accounted for 82.2% of our total funding as of December 31, 2020 and 80.9% of our total funding as of December 31, 2021.
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
As of December 31, 2021, 86.9% of our total funding was denominated in Won.
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

	For the year ended December 31,
	2019			2020			2021

	Average Balance (1)		Average Cost	Average Balance (1)		Average Cost	Average Balance (1)		Average Cost

	(in billions of Won, except percentages)
Demand deposits	￦	8,213	0.43%	￦	10,110	0.48%	￦	14,634	0.72%
Time deposits and savings deposits (2)		211,732	1.33		225,563	0.91		243,708	0.61
Certificates of deposit		4,760	2.21		1,677	1.31		2,858	0.94
Other deposits (3)		28,930	1.63		34,861	1.03		38,374	0.73

Average total deposits	￦	253,635	1.35%	￦	272,211	0.91%	￦	299,574	0.64%

(1)	Average balances are based on daily balances for Woori Bank and on quarterly balances for all of our other subsidiaries and our structured companies.
(2)	Savings deposits are deposits that allow the customers to deposit and withdraw funds at any time and accrue interest at a fixed rate set by us depending upon the period and amount of deposit.
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
The Depositor Protection Act provides insurance for certain deposits of banks in Korea through a deposit insurance system. See “—Supervision and Regulation—Principal Regulations Applicable to Banks—Deposit Insurance System.” The KDIC insures a maximum of ￦50 million per individual for deposits and interest in a single financial institution, regardless of when the deposits were made or the size of the deposits. In addition to the insured deposits applicable in Korea, the insured status for deposits in our foreign subsidiaries are determined based on the individual insurance limits enacted within local regulations, and are thus subject to differing national deposit insurance regimes. Our total uninsured deposits across all jurisdictions amounted to ￦248,587 billion as of December 31, 2021 and ￦223,327 billion as of December 31, 2020.

Uninsured Time Deposits
Our uninsured time deposits refer to our uninsured deposits that have a fixed maturity, including time deposits and installment savings deposits. The following table presents, as of December 31, 2021, the remaining maturities of our uninsured time deposits:

	As of December 31, 2021

	(in billions of Won)
Maturing within three months	￦	49,357
After three but within six months		27,834
After six but within 12 months		39,058
After 12 months		4,922

Total	￦	121,171

Supervision and Regulation
Principal Regulations Applicable to Financial Holding Companies
General
The Financial Holding Company Act, last amended on April 20, 2021, regulates Korean financial holding companies and their subsidiaries. The entities that regulate and supervise Korean financial holding companies and their subsidiaries are the Financial Services Commission and the Financial Supervisory Service.
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
“Risk-weighted
assets” is defined as the sum of credit
risk-weighted
assets, market
risk-weighted
assets and operational risk-weighted assets.
Pursuant to regulations promulgated by the Financial Services Commission commencing in 2013 to implement Basel III, Korean bank holding companies were required to maintain a minimum ratio of common equity Tier I capital to risk-weighted
assets of 3.5% and Tier I capital to
risk-weighted
assets of 4.5% from December 1, 2013, which minimum ratios were increased to 4.0% and 5.5%, respectively, from January 1, 2014 and increased further to 4.5% and 6.0%, respectively, from January 1, 2015. Such requirements are in addition to the pre-existing
requirement for a minimum ratio of Tier I and Tier II capital (less any capital deductions) to risk-weighted
assets of 8.0%, which remains unchanged. The amended regulations also require an additional capital conservation buffer of 2.5%, as well as a potential counter-cyclical capital buffer of up to 2.5%, which is determined on a quarterly basis by the Financial Services Commission. Furthermore, bank holding companies designated as domestic systemically important banks for 2022 by the Financial Services Commission are subject to an additional capital requirement of 1.0%.

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

•
certain financial institutions whose business is related to the business of the direct subsidiary as described by the Enforcement Decree of the Financial Holding Company Act (for example, a bank subsidiary may control only credit information companies, debt collection companies, credit card companies and financial investment companies with a dealing, brokerage, collective investment, investment advice, discretionary investment management and/or trust license);

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
If the Financial Services Commission deems a bank’s financial condition to be unsound or if a bank fails to meet the applicable capital adequacy ratio set forth under Korean law, the Financial Services Commission may order:

•	admonitions or warnings with respect to its officers;

•	capital increases or reductions;

•	assignments of contractual rights and obligations relating to financial transactions;

•	a suspension of performance by its officers of their duties and the appointment of receivers;

•	disposals of property holdings or closures of subsidiaries or branch offices or downsizing;

•	stock cancellations or consolidations;

•	suspension of performance of duties of officers and appointment of managers;

•	transfer of all or part of a business;

•	mergers with other financial institutions;

•	acquisition of such bank by a third party; and/or

•	suspensions of a part or all of its business operations (not more than six months, in the case of a suspension of all business operations).
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
All banks must meet minimum ratios of Tier I and Tier II capital (less any capital deductions) to risk-weighted assets, determined in accordance with Financial Services Commission requirements that have been formulated based on BIS standards. These requirements were adopted and became effective in 1996, and were amended effective January 1, 2008 upon the implementation by the Financial Supervisory Service of Basel II. Under such requirements, all domestic banks and foreign bank branches are required to meet a minimum ratio of

Tier I and Tier II capital (less any capital deductions) to risk-weighted assets of 8.0%. Commencing in July 2013, the Financial Services Commission promulgated a series of amended regulations implementing Basel III, pursuant to which Korean banks and bank holding companies were required to maintain a minimum ratio of common equity Tier I capital to risk-weighted assets of 3.5% and Tier I capital to risk-weighted assets of 4.5% from December 1, 2013, which minimum ratios were increased to 4.0% and 5.5%, respectively, from January 1, 2014 and increased further to 4.5% and 6.0%, respectively, from January 1, 2015. Such requirements are in addition to the pre-existing requirement for a minimum ratio of Tier I and Tier II capital (less any capital deductions) to risk-weighted assets of 8.0%, which remains unchanged. The amended regulations also require an additional capital conservation buffer of 2.5% in 2021 and 2022, as well as a potential counter-cyclical capital buffer of up to 2.5%, which is determined on a quarterly basis by the Financial Services Commission. Furthermore, we and Woori Bank were each designated as a domestic systemically important bank holding company and a domestic systematically important bank for 2021 by the Financial Services Commission and was subject to an additional capital requirement of 1.0% in 2021. In July 2021, we and Woori Bank were again each designated as a domestic systemically important bank holding company and a domestic systemically important bank, respectively, for 2022, which subjects us and Woori Bank to the additional capital requirement of 1.0% in 2022.
Under the Detailed Regulation on the Supervision of the Banking Business, the following risk-weight ratios must be applied by Korean banks in respect of home mortgage loans:

(1)
for those banks which adopted a standardized approach for calculating credit risk capital requirements, a risk-weight ratio between 20% and 150% depending on the borrower’s source of funding and position in the loan-to-value
bracket and whether the loan is considered a high-risk home mortgage loan; and

(2)
for those banks which adopted an internal ratings-based approach for calculating credit risk capital requirements, a risk-weight ratio calculated with reference to the probability of default, loss given default and exposure at default, each as defined under the Detailed Regulation on the Supervision of the Banking Business.

Liquidity
All banks are required to ensure adequate liquidity by matching the maturities of their assets and liabilities in accordance with the Regulation on the Supervision of the Banking Business. Banks may not invest an amount exceeding 100% of their Tier I and Tier II capital (less any capital deductions) in equity securities and certain other securities with a redemption period of over three years. This stipulation does not apply to Korean government bonds, Monetary Stabilization Bonds issued by the Bank of Korea or debentures and stocks referred to in items 1 and 2, respectively, of paragraph (6) of Article 11 of the Act on the Structural Improvement of the Financial Industry. The Financial Services Commission uses the liquidity coverage ratio as the principal liquidity risk management measure, and currently requires each Korean bank to:

•
maintain a liquidity coverage ratio of not less than 100% (temporarily reduced to 85% until June 2022, to 90% until September 2022, to 92.5% until December 2022, to 95% until March 2023 and to 97.5% until June 2023 in response to the
COVID-19
pandemic);

•
maintain a foreign currency liquidity coverage ratio of not less than 80% (temporarily reduced to 70% until June 2022 for purposes of increasing foreign currency liquidity in the Korean financial markets); and

•	submit monthly reports with respect to the maintenance of these ratios.
In April 2020, in order to encourage financial institutions to provide financial support to companies adversely affected by
COVID-19,
the Financial Services Commission announced that it would temporarily lower the required liquidity coverage ratio to 85% and the required foreign currency liquidity coverage ratio to 70%. Following a series of extensions by the Financial Services Commission, the temporary deregulation measures for the foreign currency liquidity coverage ratio are currently scheduled to expire at the end of June 2022, while the temporary deregulation measures for the liquidity coverage ratio will incrementally return to normal until its final expiration in June 2023.
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

Regulations Relating to Retail Household Loans
The Financial Services Commission has implemented a number of changes in recent years to the regulations relating to retail household lending by banks. Under the currently applicable regulations:

•
as to any new loans secured by housing (including apartments) located nationwide, the loan-to-value
ratio (the aggregate principal amount of loans secured by such collateral over the appraised value of the collateral) should not exceed 70%;

•
as to any new loans secured by housing (including apartments) located in areas of excessive investment or housing (including apartments) located in areas of high speculation, in each case as designated by the government, where the price does not exceed ￦900 million, the loan-to-value
ratio should not exceed 40%, except that such maximum
loan-to-value
ratio should be 50% for
low-income
households that (i) have an annual income of less than ￦80 million (or ￦90 million for first-home buyers), (ii) do not currently own any housing and (iii) are using the loan to purchase low-price
housing valued at ￦600 million or less;

•
as to any new loans secured by high-priced housing (including apartments) located in areas of excessive investment or high speculation, in each case, as designated by the government, where the price exceeds ￦900 million (based on the data of a certified rating institution, for which the detailed standards shall be as determined by the director of the Financial Supervisory Service), the loan-to-value
ratio should not exceed 40% for the portion of the price not exceeding ￦900 million, and should not exceed 20% for the amount of such price exceeding ￦900 million, and no new loans shall be made available for any high-priced housing (including apartments) located in areas of excessive investment or high speculation, where the price exceeds ￦1.5 billion;

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

•
any new loans secured by high-priced housing (including apartments) located in areas of excessive investment or high speculation, in each case, as designated by the government, where the price exceeds ￦900 million (based on the data of a certified rating institution, for which the detailed standards shall be as determined by the director of the Financial Supervisory Service), are generally prohibited;

•
as to any new loans secured by housing (including apartments) located in areas of excessive investment or high speculation, in each case, as designated by the government, the borrower’s debt-to-income
ratio (calculated as (1) the aggregate annual total payment amount of (x) the principal of and interest on loans secured by such housing and other housing and (y) the interest on other debts of the borrower over (2) the borrower’s annual income) should not exceed 40%, except that such maximum debt-to-income
ratio is 50% for
low-income
households that (i) have an annual income of less than ￦80 million (or ￦90 million for first-home buyers), (ii) do not currently own any housing and (iii) are using the loan to purchase low-price
housing valued at ￦600 million or less;

•
as to any new loans secured by apartments located in an unregulated Seoul metropolitan area to be extended to a household that already owns one or more houses, the maximum debt-to-income
ratio is 10% lower than the applicable
debt-to-income
ratio described above; and

•
as to any new loans extended to a household that has already obtained a loan secured by housing (including apartments) located in areas of excessive investment, high speculation or adjustment target, in each case as designated by the government, where the price exceeds ￦600 million (based on the data of a certified rating institution, for which the detailed standards shall be as determined by the director of the Financial Supervisory Service), the borrower’s debt-service-ratio (calculated as (1) the aggregate annual total payment amount of the principal of and interest on financial liabilities, including the loans secured by such high-priced housing, divided by (2) the borrower’s annual income) should not exceed 40% unless otherwise specified by the applicable regulations.

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
Deposit Insurance System
The Depositor Protection Act provides insurance for certain deposits of banks in Korea through a deposit insurance system. Under the Depositor Protection Act, all banks governed by the Bank Act are required to pay an insurance premium to the KDIC on a quarterly basis, and the rate is determined under the Enforcement Decree to the Depositor Protection Act. If the KDIC makes a payment on an insured amount, it will acquire the depositors’ claims with respect to that payment amount. The KDIC insures a maximum of ￦50 million per individual for deposits and interest in a single financial institution, regardless of when the deposits were made or the size of the deposits.
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

Pursuant to the Specialized Credit Financial Business Act and its Enforcement Decree, a credit card company will be liable for any losses arising from loss or theft of a credit card (which was not from the holder’s willful misconduct or negligence) during the period beginning 60 days before the notice by the holder to the credit card company.
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
Issuance of New Cards and Solicitation of New Cardholders
The Specialized Credit Financial Business Act and its Enforcement Decree establish the conditions under which a credit card company may issue new cards and solicit new members. New credit cards may be issued only to the following persons:

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

Compliance Rules on Collection of Receivable Claims
Pursuant to Supervisory Regulation on the Specialized Credit Financial Business, a credit card company may not, when collecting receivable claims:

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
The Financial Consumer Protection Act
The Financial Consumer Protection Act became effective in March 2021 (certain provisions relating to internal control under such Act became effective in September 2021). The Financial Consumer Protection Act aims to protect financial consumers and establish a sound market order in the financial product sales and advisory businesses. The Financial Consumer Protection Act consolidates existing regulations relating to the sale of financial products and consumer protection, such as the FSCMA, the Banking Act and the Insurance Business Act, and applies to the financial industry on a cross-sectoral basis.
Application of the Financial Consumer Protection Act
All financial products that are classified as (i) deposits, (ii) loans, (iii) investment products or (iv) insurance products are subject to the Financial Consumer Protection Act. These four types of products encompass most of the products covered by the Bank Act, the FSCMA and the Insurance Business Act.
Six Principles Regulating Selling Activities
The Financial Consumer Protection Act consolidates existing regulations relating to financial business operations into standards that cover the following six principles: (i) suitability, (ii) appropriateness, (iii) duty to explain, (iv) prohibition of unfair sales practices, (v) prohibition of improper solicitation and (vi) advertisements. Among these six principles, suitability, appropriateness and duty to explain apply only to “general financial consumers,” although certain “professional financial consumers” may elect to be treated as “general financial consumers,” in which case all six principles would apply to them.

Internal Control Requirements for Consumer Protection
The Financial Consumer Protection Act requires sellers of financial products to have adequate internal control standards to protect consumers. The Enforcement Decree to the Financial Consumer Protection Act sets forth details of certain of such internal control standards as follows:

•	Establishment of the authority and responsibilities of the decision maker, such as the representative director or a director, in the implementation of internal control measures;

•	Development of an organizational structure and designation of personnel responsible for consumer protection matters, including the establishment of a financial consumer protection committee;

•
Implementation of (i) inter-departmental consultation procedures for the development and sale of financial products, (ii) processes for internal deliberations and the incorporation of opinions from independent third-party advisers, (iii) standards for vetting advertisements, (iv) mandatory training requirements for officers and employees and qualification requirements, (v) standards for the prevention of conflicts of interest, (vi) proper management of confidential information, and (vii) disclosure obligations when potential harm to consumers arises; and

•	Establishment of standards for performance-based compensation of the officers and employees in charge of sales of financial products.
Right to Withdraw Subscriptions and Right to Terminate Contracts
Under the Financial Consumer Protection Act, consumers will have the right to withdraw subscriptions, allowing them to receive a refund during a statutory cooling-off
period following the execution of the relevant subscription agreement. This right generally applies to all types of financial products with the exception of deposits; although in the case of investment products, the right to withdraw applies only to highly complex funds and trusts. Consumers also have the right to terminate a contract if the sellers violate the Financial Consumer Protection Act in relation to the sales process. The right to terminate contracts applies to long-term contracts, but such right must be exercised within a shorter period of (i) one year from the time that the customer becomes aware that the financial product was sold in violation of the regulatory requirements or (ii) five years from the date on which the relevant contract was made.
Punitive Penalty Surcharges
In the case of a violation of the principles regarding the duty to explain, prohibition of unfair sales practices, prohibition of improper solicitation and advertisements, sellers will now be subject to a punitive penalty of up to half the “amount that is the purpose of the contract” (which would be the deposit amount in the case of deposit products, the loan amount in the case of loan products, the investment amount in the case of investment products, and the insurance premium in the case of insurance products), depending on the severity of the violation of the Financial Consumer Protection Act.

Item 4.C .	Organizational Structure
The following chart provides an overview of our structure, including our significant subsidiaries and our ownership of such subsidiaries as of March 31, 2022:

The following table provides summary information for our subsidiaries (other than structured companies) that are consolidated in our consolidated financial statements as of and for the year ended December 31, 2021:

Subsidiary (1)	Percentage of Ownership		Total Assets		Shareholders’ Equity		Operating Revenue		Net Income

	(in millions of Won, except percentages)
Woori Bank	100.0%		￦	415,976,627	￦	24,616,427	￦	24,311,964	￦	2,330,433
Woori Card Co., Ltd.	100.0			14,116,832		2,258,767		1,528,680		200,726
Woori Financial Capital Co., Ltd.	100.0			10,259,868		1,186,764		997,655		140,579
Woori Investment Bank Co., Ltd.	58.7			5,159,742		599,886		303,253		79,924
Woori Asset Trust Co., Ltd.	51.0	(2)		254,773		168,355		94,228		40,300
Woori Savings Bank.	100.0			1,444,508		221,620		85,813		15,315
Woori Asset Management Corp.	73.0			151,651		121,507		33,343		8,244
Woori Credit Information Co., Ltd.	100.0			40,510		31,978		37,507		1,563
Woori Fund Service Co., Ltd.	100.0			22,168		19,586		15,618		3,570
Woori Private Equity Asset Management Co., Ltd.	100.0			42,790		38,138		4,230		2,209
Woori Global Asset Management Co., Ltd	100.0			35,265		27,686		11,785		(441)
Woori FIS Co., Ltd.	100.0			105,138		45,913		270,393		1,587
Woori Finance Research Institute Co., Ltd.	100.0			5,864		3,607		6,812		57

(1)	In January 2022, we established Woori Financial F&I Inc. as a wholly-owned subsidiary to invest in non-performing loans and restructuring companies.
(2)	Including treasury stocks (our ownership interest is 67.2% excluding such treasury stocks).

Item 4.D.	Property, Plants and Equipment
Our registered office and corporate headquarters, with a total area of approximately 97,222 square meters, are located at 51,
Sogong-ro,
Jung-gu, Seoul, Korea. Information regarding certain of our properties in Korea as of December 31, 2021 is presented in the following table:

Type of Facility/Building	Location	Area
		(square meters)
Woori Bank registered office and corporate headquarters	51, Sogong-ro, Jung-gu, Seoul, Korea 04632	97,222
Woori Bank Sangam Tower	17, World Cup buk-ro 60-gil, Mapo-gu, Seoul, Korea 03921	81,475
Woori Bank Digital Tower	48,Sogong-ro, Jung.gu, Seoul, Korea 04631	33,022
As of December 31, 2021, we had a network of 768 banking branches in Korea, 211 of which are housed in buildings owned by us, while the remaining branches are leased properties. Lease terms are generally from two to three years and seldom exceed five years. We also have subsidiaries in the United States, China, Hong Kong, Russia, Indonesia, Cambodia, Brazil, Myanmar, the Philippines, Vietnam and Germany and branches, agencies and representative offices across the world.
See “Item 4.B. Business Overview—Capital Markets Activities—International Banking.” We do not own any material properties outside of Korea.
As of December 31, 2021, the net book value of the properties owned by us and our right-of-use
assets was ￦2,789 billion and ￦386 billion, respectively. As of the same date, our lease liabilities amounted to ￦343 billion.

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
Trends in the Korean Economy
Our financial position and results of operations have been and will continue to be significantly affected by financial and economic conditions in Korea. Substantial growth in lending in Korea to small-
and
medium-sized
enterprises in recent years, and financial difficulties experienced by such enterprises as a result of, among other things, adverse changes in economic conditions in Korea and globally (such as the
COVID-19
pandemic continuing to affect many countries worldwide, including Korea), may lead to increasing delinquencies and a deterioration in overall asset quality in the credit exposures of Korean banks to small-
and
medium-sized
enterprises. Our loans to
small-
and
medium-sized
enterprises increased from ￦97,476 billion as of December 31, 2020 to ￦112,696 billion as of December 31, 2021. In 2021, we recorded charge-offs
of ￦158 billion in respect of our
Won-denominated
loans to
small-
and
medium-sized
enterprises, compared to
charge-offs
of ￦219 billion in 2020. See “Item 3.D. Risk Factors—Risks relating to our corporate credit portfolio—The largest portion of our exposure is to small-
and
medium-sized
enterprises, and financial

difficulties experienced by companies in this segment may result in a deterioration of our asset quality and have an adverse impact on us.”
In recent years, commercial banks, consumer finance companies and other financial institutions in Korea have also made significant investments and engaged in aggressive marketing in consumer lending (including mortgage and home equity loans), leading to substantially increased competition in this segment. From the second half of 2016 to 2021, the Korean government introduced various measures to tighten regulations on mortgage and other lending and housing subscription in response to the rapid growth in consumer debt and concerns over speculative investments in real estate in certain areas. Notwithstanding such measures, demand for residential property in certain areas, including Seoul, continued to increase through the end of 2021, and accompanied by an increase in the prices of such property, our consumer loan portfolio increased from ￦138,119 billion as of December 31, 2020 to ￦148,361 billion as of December 31, 2021. Nevertheless, a decrease in housing prices as a result of the implementation of such measures, together with the high level of consumer debt and deteriorating domestic and global economic conditions, could result in declines in consumer spending and reduced economic growth, which may lead to increasing delinquencies and a deterioration in asset quality. In 2021, we recorded charge-offs
of ￦173 billion and provisions for credit losses of ￦168 billion in respect of our consumer loan portfolio, compared to
charge-offs
of ￦182 billion and provisions for credit losses of ￦131 billion in 2020. See “Item 3.D. Risk Factors—Risks relating to our consumer credit portfolio.”
The Korean economy is closely tied to, and is affected by developments in, the global economy. The overall prospects for the Korean and global economy in 2021 and beyond remain uncertain. In recent years, the global financial markets have experienced significant volatility as a result of, among other things:

•	the occurrence of severe health epidemics, such as the COVID-19 pandemic;

•
hostilities, political or social tensions involving Russia (including the invasion of Ukraine by Russia and ensuing actions that the United States and other countries have taken or may take in the future) and the resulting adverse effects on the global supply of oil and other natural resources and the global financial markets;

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

In addition, the interest rates on our interest-earning assets and interest-bearing liabilities, and therefore our net interest income, are affected by The Bank of Korea’s policy rates. The Bank of Korea lowered its policy rate to 1.5% from 1.75% on July 18, 2019 and to 1.25% from 1.5% on October 16, 2019 to address the sluggishness of the global and domestic economy. On March 16, 2020, The Bank of Korea further lowered its policy rate to 0.75% from 1.25%, which was further lowered to 0.5% on May 28, 2020, in response to deteriorating economic conditions resulting from the
COVID-19
pandemic. The Bank of Korea raised its policy rate from 0.50% to 0.75% on August 26, 2021, to 1.00% on November 25, 2021, to 1.25% on January 14, 2022 and to 1.50% on April 14, 2022, in response to rising levels of household debt and inflationary pressures.
We are also exposed to adverse changes and volatility in the global and Korean financial markets as a result of our liabilities and assets denominated in foreign currencies and our holdings of trading and investment securities, including structured products. The value of the Won relative to major foreign currencies in general and the U.S. dollar in particular has fluctuated widely in recent years and has been subject to significant volatility as a result of the
COVID-19
pandemic, and more recently, by the invasion of Ukraine by Russia. A depreciation of the Won will increase our cost of servicing our foreign currency-denominated
debt, while continued exchange rate volatility may also result in foreign exchange losses for us. Furthermore, as a result of changes in global and Korean economic, social and political conditions, there has been volatility in securities prices, including the stock prices of Korean and foreign companies in which we hold an interest. Such volatility has resulted in and may lead to further trading and valuation losses on our trading and investment securities portfolio as well as impairment losses on our investments in joint ventures and associates.
As a result of volatile conditions in the Korean and global economies and financial markets, as well as factors such as fluctuations in oil and commodity prices, interest and exchange rate fluctuations, higher unemployment, lower consumer confidence, stock market volatility, changes in fiscal and monetary policies and continued tensions with North Korea, the economic outlook for the financial services sector in Korea in 2022 and for the foreseeable future remains highly uncertain.
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

	June 30, 2017		Dec. 31, 2017		June 30, 2018		Dec. 31, 2018		June 30, 2019		Dec. 31, 2019		June 30, 2020		Dec. 31, 2020		June 30, 2021		Dec. 31, 2021

KOSPI		2,391.79		2,467.49		2,326.13		2,041.04		2,130.62		2,197.67		2,108.33		2,873.47		3,296.68		2,977.65
￦/US$ exchange rates (1)	￦	1,143.75	￦	1,067.42	￦	1,111.79	￦	1,112.85	￦	1,154.58	￦	1,155.46	￦	1,200.50	￦	1,086.11	￦	1,130.42	￦	1,188.59
Corporate bond rates (2)		2.8%		3.1%		2.9%		2.6%		2.0%		2.0%		1.8%		1.7%		2.0%		2.5%
Treasury bond rates (3)		1.7%		2.1%		2.1%		1.8%		1.5%		1.4%		0.8%		1.0%		1.5%		1.8%

(1)	Represents the noon buying rate on the dates indicated.
(2)	Measured by the yield on three-year Korean corporate bonds rated as A+ by the Korean credit rating agencies.
(3)	Measured by the yield on three-year treasury bonds issued by the Ministry of Economy and Finance of Korea.
Results of Operations
Net Interest Income
The following table shows, for the years indicated, the principal components of our interest income:

	Year ended December 31,						Percentage change
	2019		2020		2021		2020/2019	2021/2020

	(in billions of Won)						(%)
Interest income
Financial assets at fair value through profit or loss	￦	51	￦	49	￦	46	(3.9)%	(6.1)%
Financial assets at fair value through other comprehensive income		475		437		381	(8.0)	(12.8)
Financial assets at amortized cost:
Securities at amortized cost		436		383		325	(12.2)	(15.1)
Loans and other financial assets at amortized cost:
Interest on due from banks		141		54		47	(61.7)	(13.0)
Interest on loans		9,444		8,570		9,065	(9.3)	5.8
Interest on other receivables		30		31		31	3.3	0.0

Subtotal		10,051		9,038		9,468	(10.1)	4.8

Total interest income		10,577		9,524		9,895	(10.0)	3.9

Interest expense
Deposits		3,425		2,487		1,907	(27.4)	(23.3)
Borrowings		383		270		220	(29.5)	(18.5)
Debentures		777		723		727	(6.9)	0.6
Others		89		37		48	(58.4)	29.7
Lease liabilities		9		9		7	0.0	(22.2)

Total interest expense		4,683		3,526		2,909	(24.7)	(17.5)

Net interest income	￦	5,894	￦	5,998	￦	6,986	1.8%	16.5%

Net interest margin (1)		1.74%		1.65%		1.74%

(1)	The ratio of net interest income to average interest-earning assets.
Comparison of 2021 to 2020
Interest Income.
Interest income increased 3.9% from ￦9,524 billion in 2020 to ￦9,895 billion in 2021, primarily due to a 5.8% increase in interest on loans, which was offset in part by a 15.1% decrease in interest on securities at amortized cost and a 12.8% decrease in interest on financial assets at fair value through other comprehensive income. The average balance of interest-earning assets increased 10.5% from ￦363,234 billion in 2020 to ￦401,368 billion in 2021, principally due to the growth of our loan portfolio. The effect of this increase was partially offset by a 15 basis point decrease in the average yield on interest-earning assets from 2.62% in 2020 to 2.47% in 2021, which reflected the lower overall level of interest rates prevailing in Korea in 2021 compared to 2020, as discussed above in “—Overview—Trends in the Korean Economy.”
The 5.8% increase in interest on loans from ￦8,570 billion in 2020 to ￦9,065 billion in 2021 was principally due to:

•
a 13.9% increase in the average volume of commercial and industrial loans from ￦119,251 billion in 2020 to ￦135,776 billion in 2021, which was partially offset by a 13 basis point decrease in the average yield on such loans from 2.70% in 2020 to 2.57% in 2021;

•
a 7.8% increase in the average volume of general purpose household loans (including home equity loans) from ￦74,123 billion in 2020 to ￦79,923 billion in 2021, which was partially offset by a 14 basis point decrease in the average yield on such loans from 3.65% in 2020 to 3.51% in 2021; and

•
a 127.0% increase in the average volume of lease financing loans from ￦1,448 billion in 2020 to ￦3,287 billion in 2021, which was enhanced by a 31 basis point increase in the average yield on such loans from 3.31% in 2020 to 3.62% in 2021.

The average volumes of commercial and industrial loans, general purpose household loans and lease financing loans increased primarily due to increased demand from borrowers in need of financing in light of the
COVID-19
pandemic as well as increases in home purchases in the case of general purpose household loans, which include home equity loans and loans for large-scale home lease deposits. The average yields on commercial and industrial loans, general purpose household loans and lease financing loans decreased mainly due to the lower overall level of interest rates prevailing in Korea in 2021 compared to 2020. Overall, the average volume of loans increased 12.3% from ￦280,181 billion in 2020 to ￦314,738 billion in 2021, while the average yield on loans decreased by 18 basis points from 3.06% in 2020 to 2.88% in 2021.
The 15.1% decrease in interest on securities at amortized cost from ￦383 billion in 2020 to ￦325 billion in 2021 was principally due to a 12.9% decrease in the average volume of securities at amortized cost from ￦18,945 billion in 2020 to ￦16,503 billion in 2021, which was principally due to a decrease in
Won-denominated
debt securities from financial institutions. Such decrease was enhanced by a 5 basis point decrease in the average yield on such assets from 2.02% in 2020 to 1.97% in 2021, which reflected the lower overall level of interest rates prevailing in Korea in 2021 compared to 2020.
The 12.8% decrease in interest on financial assets at fair value through other comprehensive income from ￦437 billion in 2020 to ￦381 billion in 2021 was principally due to a 33 basis point decrease in the average yield on financial assets at fair value through other comprehensive income from 1.57% in 2020 to 1.24% in 2021, which was principally due to the lower overall level of interest rates prevailing in Korea in 2021 compared to 2020. Such decrease was partially offset by a 10.2% increase in the average volume of such assets from ￦27,868 billion in 2020 to ￦30,724 billion in 2021, which was principally due to increases in
Won-denominated
debt securities from financial institutions and
Won-denominated
treasury bonds.
Interest Expense.
Interest expense decreased 17.5% from ￦3,526 billion in 2020 to ￦2,909 billion in 2021, primarily due to a 23.3% decrease in interest expense on deposits, which was enhanced by an 18.5% decrease in interest expense on borrowings. The average cost of interest-bearing liabilities decreased by 26 basis points from 1.02% in 2020 to 0.76% in 2021, which mainly reflected the lower overall level of interest rates prevailing in Korea in 2021 compared to 2020, as well as an overall increase of loans that typically have lower interest rates. The effect of this decrease was partially offset by a 10.8% increase in the average balance of interest-bearing liabilities from ￦347,004 billion in 2020 to ￦384,650 billion in 2021, which was principally due to increases in the average balances of deposits, debentures and borrowings.

The 23.3% decrease in interest expense on deposits from ￦2,487 billion in 2020 to ￦1,907 billion in 2021 resulted mainly from:

•
a 30 basis point decrease in the average cost of
Won-denominated
time and savings deposits from 0.91% in 2020 to 0.61% in 2021, which was partially offset by an 8.0% increase in the average balance of such deposits from ￦225,563 billion in 2020 to ￦243,708 billion in 2021; and

•
a 30 basis point decrease in the average cost of other deposits (other than
Won-denominated
demand deposits, time and savings deposits and certificates of deposit) from 1.03% in 2020 to 0.73% in 2021, which was partially offset by a 10.1% increase in the average balance of such deposits from ￦34,861 billion in 2020 to ￦38,374 billion in 2021.

The decreases in the average cost of
Won-denominated
time and savings deposits and other deposits were primarily attributable to the lower overall level of interest rates prevailing in Korea in 2021 compared to 2020, while the increases in the average volume of
Won-denominated
time and savings deposits and other deposits mainly reflected customers’ continuing preference for low-risk
products and institutions in Korea in light of the continuing uncertainty in financial markets in 2021 resulting from the
COVID-19
pandemic.
Overall, the average cost of deposits decreased by 27 basis points from 0.91% in 2020 to 0.64% in 2021, while the average volume of deposits increased 10.1% from ￦272,211 billion in 2020 to ￦299,574 billion in 2021.
The 18.5% decrease in interest expense on borrowings from ￦270 billion in 2020 to ￦220 billion in 2021 was primarily due to a 31 basis point decrease in the average cost of borrowings from 1.26% in 2020 to 0.95% in 2021, which mainly reflected the lower overall level of interest rates prevailing in Korea in 2021 compared to 2020. Such decrease was partially offset by an 8.6% increase in the average balance of borrowings from ￦21,368 billion in 2020 to ￦23,216 billion in 2021, which was mainly attributable to our increased use of borrowings to meet our funding needs in light of the lower interest rate environment in Korea.
The 0.6% increase in interest expense on debentures from ￦723 billion in 2020 to ￦727 billion in 2021 was primarily due to a 26.7% increase in the average balance of debentures from ￦32,315 billion in 2020 to ￦40,935 billion in 2021, which was mostly offset by a 46 basis point decrease in the average cost of debentures from 2.24% in 2020 to 1.78% in 2021. The increase in the average balance of debentures mainly reflected additional debentures attributable to the addition of Woori Financial Capital as a consolidated subsidiary starting on October 20, 2020, while the decrease in the average cost of debentures was mainly due to the lower overall level of interest rates prevailing in Korea in 2021 compared to 2020.
Net Interest Margin.
Net interest margin represents the ratio of net interest income to average interest-earning assets. Our overall net interest margin increased from 1.65% in 2020 to 1.74% in 2021, as a 16.5% increase in our net interest income from ￦5,998 billion in 2020 to ￦6,986 billion in 2021 outpaced a 10.5% increase in the average balance of our interest-earning assets from ￦363,234 billion in 2020 to ￦401,368 billion in 2021. The increase in interest income was enhanced by a decrease in interest expense, resulting in the increase in net interest income. The growth in average interest-earning assets was mostly offset by an increase in average interest-bearing liabilities from ￦347,004 billion in 2020 to ￦384,650 billion in 2021. The increase in net interest margin was driven mainly by an increase in our net interest spread, which represents the difference between the average yield on our interest-earning assets and the average cost of our interest-bearing liabilities, from 1.60% in 2020 to 1.71% in 2021. The increase in our net interest spread reflected a larger decrease in the average cost of interest-bearing liabilities compared to the decrease in the yield on interest-earning assets between the two periods, primarily due to the earlier adjustment of interest rates on interest-earning assets compared to interest rates on interest-bearing liabilities in the context of a lower interest rate environment in 2021 compared to 2020.
Comparison of 2020 to 2019
Interest Income.
Interest income decreased 10.0% from ￦10,577 billion in 2019 to ￦9,524 billion in 2020, primarily due to a 9.3% decrease in interest on loans. The average yield on interest-earning assets decreased by

49 basis points from 3.11% in 2019 to 2.62% in 2020, which reflected an overall decrease in the general level of interest rates in Korea in 2020 compared to 2019. The effect of this decrease was partially offset by a 6.9% increase in average balance of interest-earning assets from ￦339,698 billion in 2019 to ￦363,234 billion in 2020, principally due to the growth of our loan portfolio.
The 9.3% decrease in interest on loans from ￦9,444 billion in 2019 to ￦8,570 billion in 2020 was principally due to:

•
a 58 basis point decrease in the average yield on commercial and industrial loans from 3.28% in 2019 to 2.70% in 2020, which was partially offset by an 8.4% increase in the average volume of such loans from ￦110,033 billion in 2019 to ￦119,251 billion in 2020;

•
a 45 basis point decrease in the average yield on general purpose household loans (including home equity loans) from 4.10% in 2019 to 3.65% in 2020, which was partially offset by a 3.8% increase in the average volume of such loans from ￦71,414 billion in 2019 to ￦74,123 billion in 2020;

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

The average yields on commercial and industrial loans, general purpose household loans, trade financing loans and mortgage loans decreased mainly due to the overall decrease in the general level of interest rates in Korea in 2020 compared to 2019. The average volumes of commercial and industrial loans, general purpose household loans and mortgage loans increased primarily due to increased demand from borrowers in need of financing in light of the
COVID-19
pandemic as well as an increase in home purchases in the case of general purpose household loans and mortgage loans. The average volume of trade financing loans decreased mainly as a result of lower demand for such loans due to decreases in exports and imports due to the
COVID-19
pandemic.
Overall, the average yield on loans decreased by 53 basis points from 3.59% in 2019 to 3.06% in 2020, while the average volume of loans increased 6.6% from ￦262,868 billion in 2019 to ￦280,181 billion in 2020.
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
The 27.4% decrease in interest expense on deposits from ￦3,425 billion in 2019 to ￦2,487 billion in 2020 resulted mainly from:

•
a 42 basis point decrease in the average cost of
Won-denominated
time and savings deposits from 1.33% in 2019 to 0.91% in 2020, which was partially offset by a 6.5% increase in the average balance of such deposits from ￦211,732 billion in 2019 to ￦225,563 billion in 2020;

•
a 60 basis point decrease in the average cost of other deposits (other than
Won-denominated
demand deposits, time and savings deposits and certificates of deposit) from 1.63% in 2019 to 1.03% in 2020, which was partially offset by a 20.5% increase in the average balance of such deposits from ￦28,930 billion in 2019 to ￦34,861 billion in 2020; and

•
a 64.8% decrease in the average balance of certificates of deposits from ￦4,760 billion in 2019 to ￦1,677 billion in 2020, which was enhanced by a 90 basis point decrease in the average cost of certificates of deposits from 2.21% in 2019 to 1.31% in 2020.

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
Net Interest Margin.
Our overall net interest margin decreased from 1.74% in 2019 to 1.65% in 2020, as a 6.9% increase in the average balance of our interest-earning assets from ￦339,698 billion in 2019 to ￦363,234 billion in 2020 outpaced a 1.8% increase in our net interest income from ￦5,894 billion in 2019 to ￦5,998 billion in 2020. The growth in average interest-earning assets was slightly outpaced by a 7.1% increase in average interest-bearing liabilities from ￦323,855 billion in 2019 to ￦347,004 billion in 2020. The decrease in interest income was also outpaced by the decrease in interest expense, resulting in the increase in net interest income. The decrease in net interest margin was driven mainly by a decrease in our net interest spread from 1.66% in 2019 to 1.60% in 2020. The decrease in our net interest spread reflected a larger decrease in the average yield on interest-earning assets compared to the decrease in the average cost of interest-bearing liabilities between the two periods, primarily due to the earlier adjustment of interest rates on interest-earning assets compared to interest rates on interest-bearing liabilities in the context of a lower interest rate environment in 2020 compared to 2019.

Impairment Losses Due to Credit Loss
The following table shows, for the years indicated, the components of our impairment losses due to credit loss.

	Year ended December 31,						Percentage change
	2019		2020		2021		2020/2019	2021/2020

	(in billions of Won)						(%)
Impairment loss due to credit loss on financial assets measured at fair value through other comprehensive income	￦	(3)	￦	(2)	￦	(5)	(33.3)%	150.0%
Reversal of (provision for) impairment loss due to credit loss on securities at amortized cost		1		1		(1)	(0.0)	N/M (1)
Provisions for credit loss on loans and other financial assets at amortized cost		(385)		(791)		(552)	105.5	(30.2)
Reversal of provisions on guarantees		4		18		11	350.0	(38.9)
Reversal of provisions on (provisions for) unused loan commitments		9		(10)		10	N/M (1)	N/M (1)

Total impairment losses due to credit loss	￦	(374)	￦	(784)	￦	(537)	109.6%	(31.5)%

(1)	N/M = not meaningful.
Comparison of 2021 to 2020
Our impairment losses due to credit loss decreased 31.5% from ￦784 billion in 2020 to ￦537 billion in 2021, primarily due to a 30.2% decrease in provisions for credit loss on loans and other financial assets at amortized cost from ￦791 billion in 2020 to ￦552 billion in 2021. Such decrease in provisions for credit loss on loans and other financial assets at amortized cost was primarily due to increases in provision for loan losses in respect of our corporate and consumer loan portfolios in 2020, which were not repeated in 2021. Such increases in 2020 were mainly attributable to our preemptive measures to account for a potential increase in expected credit loss that could result from a deterioration in the overall asset quality of our corporate and consumer loan portfolios due to the
COVID-19
pandemic.
Comparison of 2020 to 2019
Our impairment losses due to credit loss increased 109.6% from ￦374 billion in 2019 to ￦784 billion in 2020, primarily due to a 105.2% increase in provisions for credit loss on loans and other financial assets at amortized cost. Such increase in provisions for credit loss on loans and other financial assets at amortized cost from ￦385 billion in 2019 to ￦791 billion in 2020 was primarily due to an increase in provision for loan losses in respect of our loan portfolio, which was mainly attributable to an expected deterioration in the overall asset quality of our loan portfolio due to the
COVID-19
pandemic.
Allowance for Credit Losses
For information on our allowance for credit losses, see “Item 4.B. Business Overview—Assets and Liabilities—Loan Portfolio—Allocation and Analysis of Allowances for Credit Losses.”

Corporate Loans
The following table shows, for the years indicated, certain information regarding our impaired corporate loans (including government loans and bank loans):

	As of December 31,
	2019	2020	2021

Impaired corporate loans as a percentage of total corporate loans	0.5%	0.5%	0.3%
Allowance for credit losses for corporate loans as a percentage of total corporate loans	0.7	0.8	0.7
Allowance for credit losses for corporate loans as a percentage of impaired corporate loans	136.4	172.4	219.7
Net charge-offs of corporate loans as a percentage of total corporate loans	0.1	0.1	0.1
During 2021, impaired corporate loans and allowance for credit losses for corporate loans, each as a percentage of total corporate loans, decreased primarily due to an increase in the total amount of our corporate loans from ￦157,303 billion as of December 31, 2020 to ￦179,717 billion as of December 31, 2021. However, allowance for credit losses for corporate loans as a percentage of impaired corporate loans increased during 2021, as a 3.8% decrease in allowance for credit losses for corporate loans from ￦1,238 billion as of December 31, 2020 to ￦1,191 billion as of December 31, 2021 was outpaced by a 24.5% decrease in impaired corporate loans from ￦718 billion as of December 31, 2020 to ￦542 billion as of December 31, 2021. The decrease in our impaired corporate loans was mainly attributable to the improvement of the overall asset quality of our corporate loan portfolio following a recovery from the
COVID-19
pandemic. The decrease in our allowance for credit losses for corporate loans was mainly attributable to our preemptive measures to account for a potential increase in expected credit loss that could result from a deterioration in the overall asset quality of our corporate loan portfolio due to the
COVID-19
pandemic in 2020, which was not repeated in 2021. Net charge-offs of corporate loans as a percentage of total corporate loans remained stable at 0.1% as of December 31, 2020 and 2021.
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
The following table shows, for the years indicated, certain information regarding our impaired loans to the consumer sector, excluding credit card balances:

	As of December 31,
	2019	2020	2021

Impaired consumer loans as a percentage of total consumer loans	0.3%	0.4%	0.3%
Allowance for credit losses for consumer loans as a percentage of total consumer loans	0.2	0.3	0.3
Allowance for credit losses for consumer loans as a percentage of impaired consumer loans	69.6	76.7	88.0
Net charge-offs of consumer loans as a percentage of total consumer loans	0.1	0.1	0.1

During 2021, allowance for credit losses and net charge-offs, each as a percentage of total consumer loans, remained stable at 0.3% and 0.1% respectively. Impaired consumer loans as a percentage of total consumer loans decreased as a 6.9% decrease in impaired consumer loans from ￦537 billion as of December 31, 2020 to ￦500 billion as of December 31, 2021 was enhanced by an 8.0% increase in total consumer loans from ￦138,119 billion as of December 31, 2020 to ￦148,361 billion as of December 31, 2021. However, allowance for credit losses for consumer loans as a percentage of impaired consumer loans increased, as a 6.8% increase in allowance for credit losses for consumer loans from ￦412 billion as of December 31, 2020 to ￦440 billion as of December 31, 2021 was enhanced by the decrease in impaired consumer loans. The decrease in impaired consumer loans was mainly attributable to our active efforts to charge off impaired consumer loans to improve the overall quality of our consumer loan portfolio, while the increase in allowance for credit losses for consumer loans was mainly attributable to the increase in our total consumer loans.
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
COVID-19
pandemic. Net charge-offs of consumer loans as a percentage of total corporate loans remained stable at 0.1% as of December 31, 2019 and 2020.
The following table shows, for the years indicated, certain information regarding our impaired credit card balances:

	As of December 31,
	2019	2020	2021

Impaired credit card balances as a percentage of total credit card balances (1)	2.7%	2.1%	1.2%
Allowance for credit losses for credit card balances as a percentage of total credit card balances (1)	3.3	3.0	2.6
Allowance for credit losses for credit card balances as a percentage of impaired credit card balances (1)	120.2	143.9	219.8
Net charge-offs of credit card balances as a percentage of total credit card balances (1)	2.6	2.1	1.6

(1)	Includes corporate credit card balances.
During 2021, impaired credit card balances and allowance for credit losses for credit card balances, each as a percentage of total credit card balances, decreased mainly due to a decrease in delinquency rates due to heightened credit review standards, as well as a 14.2% increase in total credit card balances from ￦8,543 billion as of December 31, 2020 to ￦9,757 billion as of December 31, 2021. However, allowance for credit losses for credit card balances as a percentage of impaired credit card balances increased, as a 1.5% decrease in our allowance for credit losses for credit card balances from ￦259 billion as of December 31, 2020 to ￦255 billion as of December 31, 2021 was outpaced by a 35.6% decrease in impaired credit card balances from ￦180 billion as of December 31, 2020 to ￦116 billion as of December 31, 2021. Net charge-offs of credit card balances as a percentage of total credit card balances decreased mainly as a result of a 13.9% decrease in net charge-offs of credit card balances from ￦180 billion as of December 31, 2020 to ￦155 billion as of December 31, 2021, primarily due to the decrease in delinquency rates due to heightened credit review standards, as well as the decrease in total credit card balances.
During 2020, impaired credit card balances and allowance for credit losses for credit card balances, each as a percentage of total credit card balances, decreased mainly due to a decrease in delinquency rates due to heightened credit review standards. However, allowance for credit losses for credit card balances as a percentage of impaired credit card balances increased, as a 5.5% decrease in our allowance for credit losses for credit card balances from ￦274 billion as of December 31, 2019 to ￦259 billion as of December 31, 2020 was outpaced by a 21.1% decrease in impaired credit card balances from ￦228 billion as of December 31, 2019 to ￦180 billion as of December 31, 2020. Net charge-offs of credit card balances as a percentage of total credit card balances decreased mainly as a result of an 18.6% decrease in net charge-offs of credit card balances from ￦221 billion as of December 31, 2019 to ￦180 billion as of December 31, 2020, primarily due to the decrease in delinquency rates due to heightened credit review standards.
Net Fees and Commissions Income
The following table shows, for the years indicated, the components of our net fees and commissions income:

	Year ended December 31,						Percentage change
	2019		2020		2021		2020/2019	2021/2020

	(in billions of Won)						(%)
Fees and commissions income	￦	1,709	￦	1,694	￦	2,172	(0.9)%	28.2%
Fees and commissions expense		(606)		(680)		(701)	12.2	3.1

Total fees and commissions income, net	￦	1,103	￦	1,014	￦	1,471	(8.1)%	45.1%

Comparison of 2021 to 2020
Our net fees and commissions income increased 45.1% from ￦1,014 billion in 2020 to ￦1,471 billion in 2021, mainly due to a 28.2% increase in fees and commissions income from ￦1,694 billion in 2020 to ￦2,172 billion in 2021, which was partially offset by a 3.1% increase in fees and commissions expense from ￦680 billion in 2020 to ￦701 billion in 2021.
The 28.2% increase in fees and commissions income was primarily due to a 346.4% increase in fees and commissions related to leases from ￦84 billion in 2020 to ￦375 billion in 2021, a 12.8% increase in fees and commissions received on credit cards from ￦508 billion in 2020 to ￦573 billion in 2021 and a 34.2% increase in fees and commissions from trust management from ￦161 billion in 2020 to ￦216 billion in 2021. The increase in fees and commissions related to leases was mainly due to the additional fees and commissions received related to leases attributable to the addition of Woori Financial Capital as a consolidated subsidiary starting on October 20, 2020, the increase in fees and commissions received on credit cards was mainly attributable to an increase in credit card transactions primarily due to the
COVID-19
social distancing requirements and the increase in fees and commissions from trust management was primarily attributable to an increase in sales of our ELT and ETF products and increased overall activity by Woori Asset Trust.
The 3.1% increase in fees and commissions expense was primarily due to a 6.1% increase in fees and commissions paid from ￦247 billion in 2020 to ￦262 billion in 2021. The increase in fees and commissions paid was primarily attributable to the addition of Woori Financial Capital as a consolidated subsidiary starting on October 20, 2020.
Comparison of 2020 to 2019
Our net fees and commissions income decreased 8.1% from ￦1,103 billion in 2019 to ￦1,014 billion in 2020, mainly due to a 12.2% increase in fees and commissions expense from ￦606 billion in 2019 to ￦680 billion in 2020, which was enhanced by a 0.9% decrease in fees and commissions income from ￦1,709 billion in 2019 to ￦1,694 billion in 2020.
The 12.2% increase in fees and commissions expense was primarily due to a 30.0% increase in fees and commissions paid from ￦190 billion in 2019 to ￦247 billion in 2020 and a 3.9% increase in credit card commissions from ￦408 billion in 2019 to ￦424 billion in 2020. The increase in fees and commissions paid was primarily attributable to increases in the fees and commissions paid with respect to loans and payments in foreign currencies. The increase in credit card commissions was mainly due to an increase in the overall credit card commission rate as well as an increase in commissions related to credit card benefits.

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
Net Gain on Financial Instruments
The following table shows, for the years indicated, the components of our net gain on financial instruments:

	Year ended December 31,						Percentage change
	2019		2020		2021		2020/2019	2021/2020

	(in billions of Won)						(%)
Net gain on financial instruments at fair value through profit or loss	￦	26	￦	422	￦	326	N/M (1)	(22.7)%
Net gain on financial assets at fair value through other comprehensive income		11		24		33	118.2%	37.5
Net gain arising on disposals of financial assets at amortized cost		102		44		107	(56.9)	143.2

Total net gain on financial instruments	￦	139	￦	490	￦	466	252.5%	(4.9)%

(1)	N/M = not meaningful.
Comparison of 2021 to 2020
Our net gain on financial instruments decreased 4.9% from ￦490 billion in 2020 to ￦466 billion in 2021. This decrease was primarily attributable to a 22.7% decrease in net gain on financial instruments at fair value through profit or loss from ￦422 billion in 2020 to ￦326 billion in 2021, which was partially offset by a 143.2% increase in net gain arising on disposals of financial assets at amortized cost from ￦44 billion in 2020 to ￦107 billion in 2021.
The 22.7% decrease in net gain on financial instruments at fair value through profit or loss resulted mainly from a change from a net gain on the transaction and valuation of currency derivatives of ￦656 billion in 2020 to a net loss on the transaction and valuation of currency derivatives of ￦29 billion in 2021. This was offset in significant part by a change from a net loss on the transaction and valuation of interest rate derivatives of ￦271 billion in 2020 to a net gain on the transaction and valuation of interest rate derivatives of ￦273 billion in 2021.
The 143.2% increase in net gain arising on disposals of financial assets at amortized cost was primarily attributable to gains realized on sales of certain of our non-performing
card loans and project finance loans in 2021, which did not occur in 2020.

Comparison of 2020 to 2019
Our net gain on financial instruments increased 252.5% from ￦139 billion in 2019 to ￦490 billion in 2020. This increase was primarily attributable to a significant increase in net gain on financial instruments at fair value through profit or loss from ￦26 billion in 2019 to ￦422 billion in 2020, which was partially offset by a 56.9% decrease in net gain arising on disposals of financial assets at amortized cost from ￦102 billion in 2019 to ￦44 billion in 2020.
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
General and Administrative Expenses
The following table shows, for the years indicated, the components of our general and administrative expenses:

	Year ended December 31,						Percentage change
	2019		2020		2021		2020/2019	2021/2020

	(in billions of Won)						(%)
Employee benefits	￦	2,391	￦	2,533	￦	2,701	5.9%	6.6%
Depreciation and amortization		481		521		524	8.3	0.6
Other general and administrative expenses		894		902		922	0.9	2.2

General and administrative expenses	￦	3,766	￦	3,956	￦	4,147	5.0%	4.8%

Comparison of 2021 to 2020
Our general and administrative expenses increased 4.8% from ￦3,956 billion in 2020 to ￦4,147 billion in 2021, primarily as a result of a 6.6% increase in employee benefits from ￦2,533 billion in 2020 to ￦2,701 billion in 2021, which was enhanced by a 2.2% increase in other general and administrative expenses from ￦902 billion in 2020 to ￦922 billion in 2021.
The 6.6% increase in employee benefits was primarily due to an 8.3% increase in short-term employee benefits, which include salaries and other employee benefits, from ￦2,144 billion in 2020 to ￦2,321 billion in 2021. Such increase was partially offset by a 10.4% decrease in termination benefits from ￦202 billion in 2020 to ￦181 billion in 2021. The increase in short-term employee benefits was principally due to an increase in employee salaries due to an increase in average wages as well as the number of employees primarily attributable to the addition of Woori Financial Capital as a consolidated subsidiary on October 20, 2020. The decrease in termination benefits was due to a decrease in payments through our early retirement program.
The 2.2% increase in other general and administrative expenses was principally due to increases in telephone and communication expenses, advertising expenses and building maintenance expenses.
Comparison of 2020 to 2019
Our general and administrative expenses increased 5.0% from ￦3,766 billion in 2019 to ￦3,956 billion in 2020, primarily as a result of a 5.9% increase in employee benefits from ￦2,391 billion in 2019 to ￦2,533 billion in 2020, which was enhanced by an 8.3% increase in depreciation and amortization expenses from ￦481 billion in 2019 to ￦521 billion in 2020.

The 5.9% increase in employee benefits was primarily due to a 4.1% increase in short-term employee benefits, which include salaries and other employee benefits, from ￦2,060 billion in 2019 to ￦2,144 billion in 2020. Such increase was enhanced by a 29.5% increase in termination benefits from ￦156 billion in 2019 to ￦202 billion in 2020. The increase in short-term employee benefits was principally due to an increase in employee salaries mainly due to an increase in average wages as well as an increase in the number of employees primarily attributable to the addition of Woori Financial Capital as a consolidated subsidiary on October 20, 2020, and the increase in termination benefits was mainly attributable to our implementation of an early retirement program in the fourth quarter of 2020.
The 8.3% increase in depreciation and amortization expenses was principally due to one-off
depreciation expenses relating to our IT system and certain facilities of our headquarters.
For further information regarding our general and administrative expenses, see
Note 36-(1)
of the notes to our consolidated financial statements included elsewhere in this annual report.
Other Net Operating Expenses
The following table shows, for the years indicated, the components of our other net operating expenses:

	Year ended December 31,						Percentage change
	2019		2020		2021		2020/2019	2021/2020

	(in billions of Won)						(%)
Other operating income	￦	775	￦	899	￦	903	16.0%	0.4%
Other operating expenses		(1,078)		(1,719)		(1,790)	59.5	4.1

Total other net operating expenses	￦	(303)	￦	(820)	￦	(887)	170.6%	8.2%

Comparison of 2021 to 2020
Our other net operating expenses increased 8.2% from ￦820 billion in 2020 to ￦887 billion in 2021, as a 4.1% increase in other operating expenses from ￦1,719 billion in 2020 to ￦1,790 billion in 2021 was in small part offset by a 0.4% increase in other operating income from ￦899 billion in 2020 to ￦903 billion in 2021.
Other operating expenses include principally losses on transaction of foreign exchange, KDIC deposit insurance premiums, contributions to miscellaneous funds, losses related to derivatives designated for hedging, losses on fair value hedged items and miscellaneous other operating expenses. The 4.1% increase in other operating expenses was primarily the result of a 147.4% increase in miscellaneous other operating expenses, which was in significant part offset by a 33.6% decrease in loss on transactions of foreign exchange from ￦679 billion in 2020 to ￦451 billion in 2021. The increase in miscellaneous other operating expenses was primarily due to an increase in lease depreciation costs from ￦53 billion in 2020 to ￦251 billion in 2021 resulting from the addition of Woori Financial Capital as a consolidated subsidiary on October 20, 2020. The decrease in losses on transaction of foreign exchange, which was principally due to lower exchange rate volatility in 2021 compared to 2020, was mostly offset by a 25.7% decrease in gains on transaction of foreign exchange from ￦758 billion in 2020 to ￦563 billion in 2021, which is recorded as part of other operating income. On a net basis, net gain on transaction of foreign exchange increased 41.8% from ￦79 billion in 2020 to ￦112 billion in 2021.
Other operating income includes principally gains on transactions of foreign exchange, gains related to derivatives designated for hedging, gains on fair value hedged items and miscellaneous other operating income. The 0.4% increase in other operating income was mainly attributable to a 168.8% increase in miscellaneous other operating income from ￦64 billion in 2020 to ￦172 billion in 2021 and a significant increase in gains on fair value hedged items from ￦10 billion in 2020 to ￦106 billion in 2021, which was mostly offset by a 25.7% decrease in gains on transaction of foreign exchange from ￦758 billion in 2020 to ￦563 billion in 2021. The increase in miscellaneous other operating income was primarily due to an increase in our gains from disposals of lease assets resulting from the addition of Woori Financial Capital as a consolidated subsidiary on October 20, 2020. The decrease in gains on transactions of foreign exchange, which was principally due to lower exchange rate volatility in 2021 compared to 2020, was more than offset by a greater decrease in losses on transactions of foreign exchange, which is recorded as part of other operating expenses as discussed above.
Comparison of 2020 to 2019
Our other net operating expenses increased 170.6% from ￦303 billion in 2019 to ￦820 billion in 2020, as a 59.5% increase in other operating expenses from ￦1,078 billion in 2019 to ￦1,719 billion in 2020 was partially offset by a 16.0% increase in other operating income from ￦775 billion in 2019 to ￦899 billion in 2020.
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
Net Other
Non-operating
Expenses
The following table shows, for the years indicated, the components of our net other non-operating
expenses:

	Year ended December 31,						Percentage change
	2019		2020		2021		2020/2019	2021/2020

	(in billions of Won)						(%)
Other non-operating income	￦	68	￦	133	￦	188	95.6%	41.4%
Other non-operating expenses		(229)		(313)		(223)	36.7	(28.8)

Total net other non-operating income (expenses)	￦	(161)	￦	(180)	￦	(35)	11.8%	(80.6)%

Comparison of 2021 to 2020
Our net other
non-operating
expenses decreased 80.6% from ￦180 billion in 2020 to ￦35 billion in 2021, as a 28.8% decrease in other non-operating
expenses from ￦313 billion in 2020 to ￦223 billion in 2021 was enhanced by a 41.4% increase in other non-operating
income from ￦133 billion in 2020 to ￦188 billion in 2021.

Other non-operating expenses include principally depreciation on investment properties, operating expenses on investment properties, losses on disposal of premises and equipment, intangible assets and other assets, impairment losses on premises and equipment, intangible assets and other assets, donations and miscellaneous other non-operating
expenses. The 28.8% decrease in other
non-operating
expenses was mainly attributable to a 55.5% decrease in miscellaneous other non-operating
expenses from ￦254 billion in 2020 to ￦113 billion in 2021, which was primarily due to provisions relating to the estimated reimbursements and other payments in connection with Woori Bank’s sale of trade finance funds managed by Lime Asset Management Co. as well as derivative-linked fund and securities products tied to yields on treasury bonds of Germany and the United Kingdom. See “Item 8.A. Consolidated Statements and Other Financial Information—Legal Proceedings and Regulatory Actions.” Such decrease was partially offset by provisions relating to the misappropriation of funds from Woori Bank by one of its employees in 2012, 2015 and 2018, which was discovered in April 2022 and recorded as a non-operating expense for 2021.
Other
non-operating
income includes principally rental fee income, gain on disposal of investment in joint ventures and associates, gain on disposal of premises and equipment, intangible assets and other assets, reversal of impairment loss on premises and equipment, intangible assets and other assets and miscellaneous other non-operating
income. The 41.4% increase in other
non-operating
income was primarily attributable to a significant increase in gains on disposal of investment in joint ventures and associates from ￦3 billion in 2020 to ￦71 billion in 2021 and a 410.0% increase in gains on disposal of premises and equipment, intangible assets and other assets from ￦10 billion in 2020 to ￦51 billion in 2021, which was partially offset by a 51.4% decrease in miscellaneous other non-operating
income from ￦105 billion in 2020 to ￦51 billion in 2021. The increase in gains on disposal of investment in joint ventures and associates was mainly attributable to our non-participation
in the capital increase of Kbank, in accordance with the decrease in our share of ownership interest in Kbank, and the increase in gains on disposal of premises and equipment, intangible assets and other assets was primarily due to our sale of equity assets obtained from debt-equity swaps. The decrease in miscellaneous other non-operating
income was principally due to additional income of ￦67 billion in 2020 from the liquidation of funds and bargain purchases resulting from the addition of Woori Financial Capital as a consolidated subsidiary on October 20, 2020, that was not repeated in 2021.
Comparison of 2020 to 2019
Our net other
non-operating
expenses increased 11.8% from ￦161 billion in 2019 to ￦180 billion in 2020, as a 36.7% increase in other non-operating
expenses from ￦229 billion in 2019 to ￦313 billion in 2020 was partially offset by a 95.6% increase in other non-operating
income from ￦68 billion in 2019 to ￦133 billion in 2020.
The 36.7% increase in other
non-operating
expenses was mainly attributable to a 92.4% increase in miscellaneous other non-operating
expenses from ￦132 billion in 2019 to ￦254 billion in 2020, which was partially offset by a 67.9% decrease in impairment losses on premises, equipment, intangible assets and other assets from ￦28 billion in 2019 to ￦9 billion in 2020 and a 28.6% decrease in donations from ￦63 billion in 2019 to ￦45 billion in 2020. The increase in miscellaneous other non-operating
expenses was principally due to increases in provisions relating to the estimated reimbursements and other payments in connection with Woori Bank’s sale of trade finance funds managed by Lime Asset Management Co. as well as derivative-linked fund and securities products tied to yields on treasury bonds of Germany and the United Kingdom. See “Item 8.A. Consolidated Statements and Other Financial Information—Legal Proceedings and Regulatory Actions—Woori Bank” and Notes
23-(5)-2)
and 3) of the notes to our consolidated financial statements included elsewhere in this annual report.
The 95.6% increase in other
non-operating
income was primarily attributable to an 84.2% increase in miscellaneous other non-operating
income from ￦57 billion in 2019 to ￦105 billion in 2020, which was mainly due to additional income from the liquidation of funds and bargain purchases resulting from the addition of Woori Financial Capital as a consolidated subsidiary on October 20, 2020.
For further information regarding our net other
non-operating
income (expenses), see Notes
37-(3)
and (4) of the notes to our consolidated financial statements included elsewhere in this annual report.

Share of Gain (Loss) on Joint Ventures and Associates
Comparison of 2021 to 2020
Our share of gain on joint ventures and associates decreased 38.6% from ￦101 billion 2020 to ￦62 billion in 2021. Such decrease was primarily due to a 36.5% decrease in our gains on valuation of investments in joint ventures and associates from ￦126 billion in 2020 to ￦80 billion in 2021, resulting mainly from the liquidation of our Well to Sea No.3 Private Equity Fund in 2020.
Comparison of 2020 to 2019
Our share of gain on joint ventures and associates increased 20.2% from ￦84 billion 2019 to ￦101 billion in 2020. Such increase was primarily due to a 21.2% increase in our gains on valuation of investments in joint ventures and associates from ￦104 billion in 2019 to ￦126 billion in 2020, resulting mainly from an increase in the share of profits from Well to Sea No.3 Private Equity Fund.
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
Comparison of 2021 to 2020
Income tax expense increased 90.3% from ￦486 billion in 2020 to ￦925 billion in 2021, mainly as a result of an 87.4% increase in our net income before income tax expense from ￦2,001 billion in 2020 to ￦3,749 billion in 2021. Our effective tax rate was 24.3% in 2020 and 25.1% in 2021.
Comparison of 2020 to 2019
Income tax expense decreased 29.1% from ￦685 billion in 2019 to ￦486 billion in 2020, mainly as a result of a 26.5% decrease in our net income before income tax expense from ￦2,723 billion in 2019 to ￦2,001 billion in 2020. Our effective tax rate was 25.2% in 2019 and 24.3% in 2020.
For further information regarding our income tax expense, see Note 38 of the notes to our consolidated financial statements included elsewhere in this annual report.
Net Income
Comparison of 2021 to 2020
Due to the factors described above, our net income increased by 82.3% from ￦1,515 billion in 2020 to ￦2,762 billion in 2021.
Comparison of 2020 to 2019
Due to the factors described above, our net income decreased by 25.7% from ￦2,038 billion in 2019 to ￦1,515 billion in 2020.
Results by Principal Business Segment
We compile and analyze financial information for our business segments based upon segment information used by our management for the purposes of resource allocation and performance evaluation. We currently have five operational business segments: banking, credit card, capital, investment banking and other operations. We have added capital as a new business segment following our acquisition of Woori Financial Capital Co., Ltd. (formerly known as Aju Capital Co., Ltd.) in December 2020.
The following table shows, for the years indicated, our results of operations by segment:

	Net income Year ended December 31,						Net operating income (1) Year ended December 31,
	2019		2020		2021		2019		2020		2021

	(in billions of Won)
Banking	￦	1,862	￦	1,417	￦	2,340	￦	2,629	￦	1,911	￦	3,073
Credit card		114		120		201		136		165		281
Capital		—		—		141		—		—		190
Investment banking		53		63		80		56		70		104
Others		634		652		667		636		681		681

Total (2)	￦	2,663	￦	2,252	￦	3,429	￦	3,457	￦	2,827	￦	4,329

(1)	Comprises net interest income and net non-interest income after administrative expenses and impairment losses due to credit losses.
(2)	Before adjustments for consolidation, inter-segment transactions and certain differences in classification under our management reporting system.
Banking
This segment primarily consists of the banking operations of Woori Bank and its overseas subsidiaries. Woori Bank provides a wide range of banking and other financial services to large corporations, small- and medium-sized
enterprises and individuals in Korea. The following table shows, for the years indicated, our income statement data for this segment:

	Year ended December 31,						Percentage change
	2019		2020		2021		2020/2019	2021/2020

	(in billions of Won)						(%)
Income statement data
Net interest income	￦	4,583	￦	4,545	￦	5,158	(0.8)%	13.5%
Non-interest income		1,557		1,423		1,662	(8.6)	16.8
Provision for impairment losses due to credit loss and others		(33)		(512)		(140)	N/M (1)	(72.7)
General administrative expenses		(3,478)		(3,545)		(3,607)	1.9	1.7

Net operating income		2,629		1,911		3,073	(27.3)	60.8
Non-operating income (expense)		(151)		(57)		40	(62.3)	N/M (1)

Net income before tax		2,478		1,854		3,113	(25.2)	67.9
Tax expense		(616)		(437)		(773)	(29.1)	76.9

Net income	￦	1,862	￦	1,417	￦	2,340	(23.9)%	65.1%

(1)	N/M = not meaningful.
Comparison of 2021 to 2020
Our net income before tax for this segment increased 67.9% from ￦1,854 billion in 2020 to ￦3,113 billion in 2021. Net income after tax also increased 65.1% from ￦1,417 billion in 2020 to ￦2,340 billion in 2021.
Net interest income for this segment increased 13.5% from ￦4,545 billion in 2020 to ￦5,158 billion in 2021, primarily reflecting the increase in the average balance of loans, which was offset in part by the increase in the average balance of deposits, mainly reflecting the increased demand for such products from customers as discussed above. The impact of such increase was partially offset by decreases in the average yield on loans and the average cost of deposits, respectively, principally as a result of the lower overall level of interest rates prevailing in Korea in 2021 compared to 2020.
Non-interest
income attributable to this segment increased 16.8% from ￦1,423 billion in 2020 to ￦1,662 billion in 2021, primarily due to an increase in net fees and commissions income, which was mainly due to increases in fees and commissions from trust management, an increase in dividend income, which was mainly attributable to increases in dividends from stock and equity capital, and an increase in gains from our sales of trade receivables.
Impairment losses due to credit loss and others for this segment decreased by 72.7% from ￦512 billion in 2020 to ￦140 billion in 2021, primarily due to increases in provision for loan losses in respect of our corporate and consumer loan portfolios in 2020 which significantly decreased in 2021. Such increases in 2020 were mainly attributable to our preemptive measures to account for a potential increase in expected credit loss that could result from a deterioration in the overall asset quality of our corporate and consumer loan portfolios due to the
COVID-19
pandemic.
General administrative expenses attributable to this segment increased 1.7% from ￦3,545 billion in 2020 to ￦3,607 billion in 2021, mainly due to increases in salaries and computer and
IT-related
expenses.
Non-operating
income (expense) for this segment changed from net expense of ￦57 billion in 2020 to net income of ￦40 billion in 2021, primarily due to provisions relating to the estimated reimbursements and other payments in connection with Woori Bank’s sale of trade finance funds managed by Lime Asset Management Co. as well as derivative-linked fund and securities products tied to yields on treasury bonds of Germany and the United Kingdom that were incurred in 2020 but not repeated in 2021. Such change was partially offset by provisions relating to the misappropriation of funds from Woori Bank by one of its employees in 2012, 2015 and 2018, which was discovered in April 2022 and recorded as a non-operating expense for 2021.
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
Impairment losses due to credit loss and others for this segment increased significantly from ￦33 billion in 2019 to ￦512 billion in 2020, primarily as a result of an increase in provision for loan losses in respect of Woori Bank’s loan portfolio, which was mainly attributable to an expected deterioration in the overall asset quality of such loan portfolio due to the
COVID-19
pandemic.
General administrative expenses attributable to this segment increased 1.9% from ￦3,478 billion in 2019 to ￦3,545 billion in 2020, mainly due to increases in salaries and termination benefits and depreciation expenses relating to IT systems.
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

Credit Card
This segment consists of the credit card operations of Woori Card. Woori Card offers credit card products and services mainly to consumers and corporate customers in Korea. The following table shows, for the years indicated, our income statement data for this segment:

	Year ended December 31,						Percentage change
	2019		2020		2021		2020/2019	2021/2020

	(in billions of Won)						(%)
Income statement data
Net interest income	￦	554	￦	564	￦	606	1.8%	7.4%
Non-interest income		32		4		64	(87.5)	N/M (1)
Provision for impairment losses due to credit loss and others		(260)		(196)		(164)	(24.6)	(16.3)
General administrative expenses		(190)		(207)		(225)	8.9	8.7

Net operating income		136		165		281	21.3	70.3
Non-operating income (expense)		14		(6)		(8)	N/M (1)	33.3

Net income before tax		150		159		273	6.0	71.7
Tax expense		(36)		(39)		(72)	8.3	84.6

Net income	￦	114	￦	120	￦	201	5.3%	67.5%

(1)	N/M = not meaningful.
Comparison of 2021 to 2020
Our net income before tax for this segment increased 71.7% from ￦159 billion in 2020 to ￦273 billion in 2021. Net income after tax also increased 67.5% from ￦120 billion in 2020 to ￦201 billion in 2021.
Net interest income for this segment increased 7.4% from ￦564 billion in 2020 to ￦606 billion in 2021, primarily due to an increase in the average volume of credit card receivables, including cash advances and credit card loans, which was offset in part by a decrease in the average yield on such receivables.
Non-interest
income attributable to this segment increased significantly from ￦4 billion in 2020 to ￦64 billion in 2021, mainly due to an increase in fees and commissions received on credit cards resulting from increased consumer spending following a recovery from the
COVID-19
pandemic.
Impairment losses due to credit loss and others for this segment decreased 16.3% from ￦196 billion in 2020 to ￦164 billion in 2021, primarily as a result of a decrease in delinquency rates due to heightened credit review standards.
General administrative expenses attributable to this segment increased 8.7% from ￦207 billion in 2020 to ￦225 billion in 2021, mainly due to increases in salaries.
Non-operating
expense for this segment increased from ￦6 billion in 2020 to ￦8 billion in 2021, mainly as a result of an increase in miscellaneous fees and commissions paid.
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
Capital
This segment consists of the capital operations of Woori Financial Capital, and was newly established beginning in 2021 following our acquisition of Woori Financial Capital Co., Ltd. (formerly known as Aju Capital Co., Ltd.). Woori Financial Capital mainly provides installment finance services and loan services including lease financing. The following table shows, for the year indicated, our income statement data for this segment:

	Year ended December 31, 2021

	(in billions of Won)
Income statement data
Net interest income	￦	316
Non-interest income		95
Provision for impairment losses due to credit loss and others		(122)
General administrative expenses		(99)

Net operating income		190
Non-operating expense		(16)

Net income before tax		174
Tax expense		(33)

Net income	￦	141

Investment Banking
This segment consists of the investment banking operations of Woori Investment Bank. Woori Investment Bank mainly provides project finance, structured finance, merger and acquisition financing and financial advisory services. The following table shows, for the years indicated, our income statement data for this segment:

	Year ended December 31,						Percentage change
	2019		2020		2021		2020/2019	2021/2020

	(in billions of Won)						(%)
Income statement data
Net interest income	￦	54	￦	78	￦	108	44.4%	38.5%
Non-interest income		34		34		49	0.0	44.1
Provision for impairment losses due to credit loss and others		(1)		(4)		(2)	300.0	(50.0)
General administrative expenses		(31)		(38)		(51)	22.6	34.2

Net operating income		56		70		104	25.0	48.6

Non-operating expense		(4)		(1)		—	(75.0)	(100.0)

Net income before tax		52		69		104	32.7	50.7
Tax income (expense)		1		(6)		(24)	N/M (1)	300.0

Net income	￦	53	￦	63	￦	80	18.9%	27.0%

(1)	N/M = not meaningful.
Comparison of 2021 to 2020
Our net income before tax for this segment increased 50.7% from ￦69 billion in 2020 to ￦104 billion in 2021. Net income after tax also increased 27.0% from ￦63 billion in 2020 to ￦80 billion in 2021.
Net interest income for this segment, which consists mainly of interest income from financing provided to corporations, increased 38.5% from ￦78 billion in 2020 to ￦108 billion in 2021, primarily reflecting an increase in the average balance of such financing provided to corporate customers.
Non-interest
income attributable to this segment increased 44.1% from ￦34 billion in 2020 to ￦49 billion in 2021, mainly due to an increase in fees received from our investment banking activities.
Impairment losses due to credit loss and others for this segment decreased 50.0% from ￦4 billion in 2020 to ￦2 billion in 2021, primarily as a result of an expected improvement in the overall asset quality of loans in this segment following a recovery from the
COVID-19
pandemic.
General administrative expenses attributable to this segment increased 34.2% from ￦38 billion in 2020 to ￦51 billion in 2021, mainly due to an increase in salaries resulting from an increase in the number of our employees due to the expansion of our investment banking business.
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
Impairment losses due to credit loss and others for this segment increased 300.0% from ￦1 billion in 2019 to ￦4 billion in 2020, primarily as a result of an expected deterioration in the overall asset quality of loans in this segment due to the
COVID-19
pandemic.

General administrative expenses attributable to this segment increased 22.6% from ￦31 billion in 2019 to ￦38 billion in 2020, mainly due to an increase in salaries paid resulting from an increase in the number of employees in this segment.
Others
Other operations include the operations of Woori Financial Group and all of our subsidiaries (other than Woori Bank, Woori Card, Woori Financial Capital and Woori Investment Bank), including Woori Asset Trust, Woori Asset Management, Woori Credit Information, Woori Fund Service, Woori Private Equity Asset Management, Woori Global Asset Management, Woori FIS and Woori Finance Research. The following table shows, for the years indicated, our income statement data for this segment:

	Year ended December 31,						Percentage change
	2019		2020		2021		2020/2019		2021/2020

	(in billions of Won)						(%)
Income statement data
Net interest income	￦	2	￦	69	￦	30	N/M	(1)	(56.5)%
Non-interest income		958		1,072		1,111	11.9%		3.6
Provision for impairment losses due to credit loss and others		(1)		(44)		(20)	N/M	(1)	(54.5)
General administrative expenses		(323)		(416)		(440)	28.8		5.8

Net operating income		636		681		681	7.1		0.0
Non-operating income (expense)		(1)		1		3	N/M	(1)	200.0

Net income before tax		635		682		684	7.4		0.3
Tax expense		(1)		(30)		(17)	N/M	(1)	(43.3)

Net income	￦	634	￦	652	￦	667	2.8%		2.3%

(1)	N/M = not meaningful.
Comparison of 2021 to 2020
Our net income before tax for this segment increased 0.3% from ￦682 billion in 2020 to ￦684 billion in 2021. Net income after tax increased 2.3% from ￦652 billion in 2020 to ￦667 billion in 2021.
Net interest income for this segment decreased 56.5% from ￦69 billion in 2020 to ￦30 billion in 2021, primarily due to the loss of net interest income of Woori Financial Capital as a result of the recognition of capital as a separate segment beginning in 2021.
Non-interest
income attributable to this segment increased 3.6% from ￦1,072 billion in 2020 to ￦1,111 billion in 2021, primarily as a result of increases in trust fees and management fees, which more than offset the impact of the recognition of capital as a separate segment beginning in 2021.
Impairment losses due to credit loss and others for this segment decreased 54.5% from ￦44 billion in 2020 to ￦20 billion in 2021, primarily as a result of an expected improvement in the overall asset quality of the loans included in this segment due to recovery from the
COVID-19
pandemic, as well as the recognition of capital as a separate segment beginning in 2021.
General administrative expenses attributable to this segment increased 5.8% from ￦416 billion in 2020 to ￦440 billion in 2021, mainly due to increases in salaries resulting from an increase in the number of our employees.
Comparison of 2020 to 2019
Our net income before tax for this segment increased 7.4% from ￦635 billion in 2019 to ￦682 billion in 2020. Net income after tax increased 2.8% from ￦634 billion in 2019 to ￦652 billion in 2020.

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
General administrative expenses attributable to this segment increased 28.8% from ￦323 billion in 2019 to ￦416 billion in 2020, mainly due to an increase in salaries and other employee benefits paid to our employees in this segment and an increase in termination benefits resulting mainly from our implementation of an early retirement program in the fourth quarter of 2020, as well as the additional expenses attributable to the addition of Woori Financial Capital as a consolidated subsidiary starting on October 20, 2020.

Item 5.B.	Liquidity and Capital Resources
Financial Condition
Assets
The following table sets forth, as of the dates indicated, the principal components of our assets:

	As of December 31,				Percentage change
	2020		2021		2021/2020

	(in billions of Won)				(%)
Cash and cash equivalents	￦	9,991	￦	7,566	(24.3)%
Financial assets at fair value through profit or loss		14,763		13,497	(8.6)
Financial assets at fair value through other comprehensive income		30,029		39,120	30.3
Securities at amortized cost		17,021		17,086	0.4
Loans and other financial assets at amortized cost:		320,106		361,933	13.1
Due from banks (2)		9,863		15,914	61.4
Loans (2)		302,794		336,800	11.2
Loans in local currency		249,265		273,284	9.6
Loans in foreign currencies		20,025		24,508	22.4
Domestic banker’s usance		2,241		3,403	51.9
Credit card accounts		8,543		9,757	14.2
Bills bought in foreign currencies		5,764		5,310	(7.9)
Bills bought in local currency		134		265	97.8
Factoring receivables		38		18	(52.6)
Advances for customers on guarantees		31		27	(12.9)
Privately placed bonds		354		519	46.6
Securitized loans		2,562		2,875	12.2
Call loans		2,352		3,481	48.0
Bonds purchased under resale agreements		10,146		10,333	1.8
Financial lease receivables		586		1,174	100.3
Installment financial bonds		1,925		2,882	49.7
Others		—		—	N/A (1)
Loan origination costs and fees		744		858	15.3
Discounted present value		(7)		(7)	0.0
Loss allowance		(1,909)		(1,887)	(1.2)
Other financial assets (other receivables) (2)		7,449		9,219	23.8
Investments in joint ventures and associates		993		1,335	34.4
Investment properties		387		389	0.5
Premises and equipment		3,287		3,175	(3.4)
Other assets (3)		2,503		3,083	23.2

Total assets	￦	399,081	￦	447,184	12.1%

(1)	N/A = not applicable.
(2)	Net of allowance for credit losses.
(3)
Includes intangible assets and goodwill, assets held for distribution (sale), net defined benefit assets, current tax assets, deferred tax assets, derivative assets designated for hedging and other assets.

For further information on our assets, see “Item 4.B. Business Overview—Assets and Liabilities.”
Our total assets increased 12.1% from ￦399,081 billion as of December 31, 2020 to ￦447,184 billion as of December 31, 2021, principally due to an 11.2% increase in loans from ￦302,794 billion as of December 31, 2020 to ￦336,800 billion as of December 31, 2021, which was enhanced by a 30.3% increase in financial assets at fair value through other comprehensive income from ￦30,029 billion as of December 31, 2020 to ￦39,120 billion as of December 31, 2021.
The increase in loans was primarily attributable to a 9.6% increase in loans in local currency from ￦249,265 billion as of December 31, 2020 to ￦273,284 billion as of December 31, 2021, which was enhanced by a 22.4% increase in loans in foreign currencies from ￦20,025 billion as of December 31, 2020 to ￦24,508 billion as of December 31, 2021, a 14.2% increase in credit card accounts from ￦8,543 billion as of December 31, 2020 to ￦9,757 billion as of December 31, 2021, a 51.9% increase in domestic banker’s letters of credit from ￦2,241 billion as of December 31, 2020 to ￦3,403 billion as of December 31, 2021 and a 48.0% increase in call loans from ￦2,352 billion as of December 31, 2020 to ￦3,481 billion as of December 31, 2021.
The increase in financial assets at fair value through other comprehensive income was primarily attributable to a 31.7% increase in debt securities from ￦28,948 billion as of December 31, 2020 to ￦38,127 billion as of December 31, 2021. Such increase in debt securities was principally due to an increase in debt securities from financial institutions.
Liabilities and Equity
The following table sets forth, as of the dates indicated, the principal components of our liabilities and our equity:

	As of December 31,				Percentage change
	2020		2021		2021/2020

	(in billions of Won)				(%)
Liabilities:
Financial liabilities at fair value through profit or loss	￦	6,814	￦	4,873	(28.5)%
Deposits due to customers		291,477		317,900	9.1
Borrowings		20,745		24,755	19.3
Debentures		37,479		44,654	19.1
Provisions		502		576	14.7
Other financial liabilities		14,216		24,233	70.5
Other liabilities (2)		1,122		1,388	23.7

Total liabilities		372,355		418,379	12.4

Equity:
Owner’s equity:
Capital stock		3,611		3,640	0.8
Hybrid securities		1,895		2,294	21.1
Capital surplus		626		682	8.9
Other equity		(2,346)		(2,167)	(7.6)
Retained earnings (3)		19,268		21,348	10.8
		23,054		25,797	11.9
Non-controlling interests		3,672		3,008	(18.1)

Total equity		26,726		28,805	7.8

Total liabilities and equity	￦	399,081	￦	447,184	12.1%

(1)	N/A = not applicable.
(2)	Includes net defined benefit liability, current tax liabilities, deferred tax liabilities, derivative liabilities designated for hedging and other liabilities.
(3)	Includes regulatory reserve for credit loss of ￦2,548 billion as of December 31, 2020 and ￦2,568 billion as of December 31, 2021.
For further information on our liabilities, see “Item 4.B. Business Overview—Assets and Liabilities.”
Our total liabilities increased 12.4% from ￦372,355 billion as of December 31, 2020 to ￦418,379 billion as of December 31, 2021, principally as a result of a 9.1% increase in deposits due to customers from

￦291,477 billion as of December 31, 2020 to ￦317,900 billion as of December 31, 2021, which was enhanced by a 70.5% increase in other financial liabilities from ￦14,216 billion as of December 31, 2020 to ￦24,233 billion as of December 31, 2021 and a 19.1% increase in debentures from ￦37,479 billion as of December 31, 2020 to ￦44,654 billion as of December 31, 2021. The increase in deposits due to customers was primarily due to a 4.9% increase in time deposits from ￦242,398 billion as of December 31, 2020 to ￦254,319 billion as of December 31, 2021, which was enhanced by a 23.8% increase in deposits in foreign currencies from ￦30,409 billion as of December 31, 2020 to ￦37,644 billion as of December 31, 2021 and a 44.8% increase in demand deposits from ￦12,454 billion as of December 31, 2020 to ￦18,029 billion as of December 31, 2021.
Our total equity increased 7.8% from ￦26,726 billion as of December 31, 2020 to ￦28,805 billion as of December 31, 2021. Such increase mainly reflected an 10.8% increase in retained earnings from ￦19,268 billion as of December 31, 2020 to ￦21,348 billion as of December 31, 2021 and a 21.1% increase in hybrid securities from ￦1,895 billion as of December 31, 2020 to ￦2,294 billion as of December 31, 2021. The increase in retained earnings was attributable mainly to the net income we generated in 2021. The increase in hybrid securities was due to the issuances of local currency-denominated hybrid securities in April and October 2021.
Liquidity
Our primary source of funding has historically been and continues to be customer deposits, particularly lower-cost
retail deposits. Customer deposits amounted to ￦291,477 billion and ￦317,900 billion as of December 31, 2020 and 2021, which represented approximately 82.2% and 80.9% of our total funding, respectively. We have historically been able to use customer deposits to finance our operations generally, including meeting a portion of our liquidity requirements. Although the majority of deposits are short term, it has been our experience that the majority of our depositors generally roll over their deposits at maturity, thus providing us with a stable source of funding. However, in the event that a substantial number of our depositors do not roll over their deposits or otherwise decide to withdraw their deposited funds, we would need to place increased reliance on alternative sources of funding, some of which may be more expensive than customer deposits, in order to finance our operations. See “Item 3.D. Risk Factors—Other risks relating to our business—Our funding is highly dependent on short-term
deposits, which dependence may adversely affect our operations.” In particular, we may increase our utilization of alternative funding sources such as short-term
borrowings and cash and cash equivalents (including funds from maturing loans), as well as liquidating our positions in trading and investment securities and using the proceeds to fund parts of our operations, as necessary.
We also obtain funding through borrowings and issuances of debentures to meet our liquidity needs. Borrowings represented 6.7% and 7.1% of our total funding as of December 31, 2020 and 2021, respectively. Debentures represented 10.6% and 11.4% of our total funding as of December 31, 2020 and 2021, respectively. For further information on our sources of funding, see “Item 4.B. Business Overview—Assets and Liabilities—Funding.”
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
Contractual Obligations and
Off-Balance
Sheet Arrangements
The following table sets forth our contractual obligations as of December 31, 2021:

	Payments due by period
	Total		Less than 1 year		1-3 years		3-5 years		More than 5 years

	(in billions of Won)
Contractual obligations
Borrowing obligations (1)	￦	24,996	￦	18,754	￦	4,708	￦	1,093	￦	441
Debenture obligations (1)		46,283		17,959		21,400		3,582		3,342
Deposits (2)(3)		320,329		309,500		8,299		915		1,615
Lease obligations		345		151		107		49		38
Purchase obligations		53		17		16		13		7
Employee severance plan obligations		3,245		14		113		179		2,939

Total	￦	395,251	￦	346,395	￦	34,643	￦	5,831	￦	8,382

(1)
Includes estimated future interest payments, which have been estimated using contractual interest rates and scheduled contractual maturities of the outstanding borrowings and debentures as of December 31, 2021. In order to calculate future interest payments on debts with floating rates, we used contractual interest rates as of December 31, 2021.

(2)	Comprising certificates of deposit, other time deposits and installment deposits.
(3)	Includes estimated future interest payments, which have been estimated using weighted average interest rates paid in 2021 for each deposit product category and their scheduled contractual maturities.
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

	As of December 31,
	2020		2021

	(in billions of Won)
Confirmed guarantees	￦	7,275	￦	7,988
Guarantees for loans		103		39
Acceptances		602		623
Guarantees in acceptances of imported goods		78		111
Other confirmed guarantees		6,492		7,215
Unconfirmed guarantees		3,617		4,208
Local letter of credit		187		243
Letters of credit		3,026		3,187
Other unconfirmed guarantees		404		778
Commercial paper purchase commitments and others		917		792
Loan commitments and others:
Loans		112,089		114,414
Others		7,828		5,653
We analyze our
off-balance
sheet legally binding
credit-related
commitments for possible losses associated with such commitments. We review the ability of the counterparties of the underlying credit-related
commitments to perform their obligations under the commitments and, if we determine that a loss is probable and estimable, we establish allowances for possible losses in a manner similar to allowances that we would establish with respect to a loan granted under the terms of the applicable commitment. These allowances are reflected as provisions in our statement of financial position. As of December 31, 2021, we had established provisions for possible losses of ￦187 billion with respect to our guarantees and loan commitments.
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

The following table sets forth a summary of our capital and capital adequacy ratios as of December 31, 2020 and 2021 based on IFRS and applicable regulatory reporting standards:

	As of December 31,
	2020		2021

	(in billions of Won, except percentages)
Tier I capital
Tier I common equity capital
Capital stock	￦	3,611	￦	3,640
Capital surplus		626		682
Retained earnings		19,268		21,348
Non-controlling interests in consolidated subsidiaries		16		16
Others		(3,693)		(3,737)

Additional Tier I capital
Hybrid securities		1,895		2,294
Other equity		1,639		1,299

Total Tier I capital	￦	23,362	￦	25,542

Tier II capital
Allowance for credit losses (1)	￦	1,018	￦	425
Others		3,068		2,974

Total Tier II capital	￦	4,086	￦	3,399

Total Tier I and Tier II capital	￦	27,448	￦	28,941

Risk-weighted assets
Credit risk-weighted assets	￦	178,115	￦	171,200
Market risk-weighted assets		6,087		6,388
Operational risk-weighted assets		14,067		14,915

Total	￦	198,269	￦	192,503

Tier I common equity capital ratio		10.00%		11.40%
Total Tier I capital ratio		11.78		13.27
Tier II capital ratio		2.06		1.76
Total Tier I and Tier II capital ratio		13.84		15.03

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

Item 5.C.	Research and Development, Patents and Licenses, etc.
Not Applicable

Item 5.D.	Trend Information
These matters are discussed under Item 5.A and Item 5.B above where relevant.

Item 5.E.	Critical Accounting Estimates
Our financial statements are prepared in accordance with IFRS as issued by IASB. See Notes 2 and 3 of the notes to our financial statements for a discussion of our critical accounting estimates.

Item 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Item 6.A.	Directors and Senior Management
Board of Directors
Our board of directors has the ultimate responsibility for managing our affairs. The board currently comprises one standing director, one non-standing
director and seven outside directors. Standing directors are directors who are our full-time executive officers, while non-standing
directors and outside directors are directors who are not full-time executive officers. Outside directors represent a cross-section of respected and experienced members of the academic, financial, corporate and other fields in Korea and elsewhere, and must also satisfy certain requirements under Korean law and our articles of incorporation to evidence their independence from us.
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
The names and positions of our directors are set forth below. The business address of all of the directors is our registered office at 51,
Sogong-ro,
Jung-gu,
Seoul, Korea.
Standing Directors
Our standing directors are as follows:

Name	Date of Birth	Position	Director Since		Year Term Ends (1)
Tae-Seung Son	May 16, 1959	President and Chief Executive Officer	December 22, 2017	(2)	2023

(1)	The date on which the term will end will be the date of the general shareholders’ meeting in the relevant year.
(2)	Prior to January 11, 2019, served as a director of Woori Bank.
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
Such directors are not involved in any significant business activities outside us and our subsidiaries.
Non-Standing Director
Our non-standing director is as follows:

Name	Date of Birth	Position	Director Since	Year Term Ends
Won-Duk Lee	January 15, 1962	Non-Standing Director	March 25, 2022	2023 (1)

(1)	The term will end on December 31, 2023.

Won-Duk
Lee
was elected as a
non-standing
director in March 2022. He became the president and chief executive officer of Woori Bank in March 2022, upon which he resigned his position as our standing director and was newly elected as a non-standing
director. He holds a Bachelor of Science in Agriculture and a Master of Arts in Economics from Seoul National University.
Outside Directors
We currently have seven outside directors. Two of our former outside directors, Zhiping Tian and Dennis Chan, resigned for personal reasons in August 2021 and September 2021, respectively. Following such resignations, we elected
In-Sub
Yoon and
Yo-Hwan
Shin as outside directors through an extraordinary general meeting of shareholders in January 2022. In March 2022, we newly elected
Soo-Young
Song as our outside director to enhance our professional expertise and to increase our gender diversity. Our current outside directors are as follows:

Name	Date of Birth	Position	Director Since	Year Term Ends (1)
Sung-Tae Ro	September 1946	Outside Director	December 30, 2016 (2)	2023
Sang-Yong Park	February 1951	Outside Director	December 30, 2016 (2)	2023
Chan-Hyoung Chung	February 1956	Outside Director	December 28, 2018 (2)	2023
Dong-Woo Chang	January 1967	Outside Director	December 30, 2016 (2)	2023
In-Sub Yoon	January 1956	Outside Director	January 27, 2022	2024
Yo-Hwan Shin	December 1962	Outside Director	January 27, 2022	2024
Soo-Young Song	October 1980	Outside Director	March 25, 2022	2024

(1)	The date on which the term will end will be the date of the general shareholders’ meeting in the relevant year.
(2)	Prior to January 11, 2019, served as a director of Woori Bank.
Sung-Tae
Ro
was elected as an outside director in December 2018 and was previously and is currently an outside director of Woori Bank. He currently serves as chairman of Samsung Dream Scholarship Foundation. He holds a Bachelor of Arts in Economics from Seoul National University and a Master of Arts and a Doctor of Philosophy in Economics from Harvard University.
Sang-Yong Park
was elected as an outside director in December 2018 and was previously and is currently an outside director of Woori Bank.
He also currently serves as professor emeritus at the School of Business at Yonsei University. He holds a Bachelor of Arts in Business Administration from Yonsei University and a Master of Business Administration and a Doctor of Philosophy in Business Administration from New York University.
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
In-Sub
Yoon
was elected as an outside director in January 2022 and was previously the chairman of the board of directors of Fubon Hyundai Life Insurance and the chief executive officer of Korea Ratings. He holds a Bachelor of Arts in Business Administration from Korea University and a Master of Science in Finance from the University of Illinois at Urbana-Champaign.
Yo-Hwan
Shin
was elected as an outside director in January 2022 and was previously the CEO of Shinyoung Securities Co., Ltd. He is currently an advisor of Shinyoung Securities Co., Ltd. He holds a Bachelor of Science in Applied Statistics and a Master of Science in Accounting from Yonsei University.
Soo-Young
Song
was elected as an outside director in March 2022. She is currently a partner at Shin & Kim LLC. She holds a Bachelor of Arts in Business Administration, a Bachelor of Arts in French Language and Literature, a Bachelor of Legislative Law and an Executive Master of Business Administration, each from Seoul National University, and completed the 39 th
Judicial Training Institute Program.

If any director wishes to enter into a transaction with us in his or her personal capacity, he or she must obtain the prior approval of our board of directors (which shall be granted by two-thirds
or more of the total number of the directors, and the relevant transaction shall be fair in terms of its particulars and procedures). The director with an interest in the transaction may not vote at the meeting during which the board approves the transaction.
Executive Officers
In addition to the standing directors who are also our executive officers, we currently have the following 12 executive officers.

Name	Date of Birth	Position
Hwa-Jae Park	November 10, 1961	President
Sang-Wook Chun	June 25, 1966	President
Min-Cheol Shin	June 10, 1963	Senior Deputy President
Jin-Ho Noh	February 2, 1964	Deputy President
Kyu-Mok Hwang	February 12, 1963	Deputy President
Seok-Young Chung	December 21, 1964	Deputy President
Jong-il Park	September 28, 1964	Deputy President
Byoung-Kwon Woo	November 28, 1964	Deputy President and Compliance Officer
Sung-Wook Lee	November 13, 1965	Deputy President
Jong-Keun Lee	November 21, 1964	Senior Managing Director
Il-Jin Ouk	May 3, 1974	Managing Director
Tae-Jeong Song	August 14, 1966	Managing Director
Hwa-Jae
Park
serves as the president of our business support group. Previously, he served as an executive vice president, a deputy executive vice president and a managing director of the credit support group of Woori Bank. He holds a Bachelor of Arts in Business Administration from Korea Cyber University and a Master of Arts in Real Estate from Dongguk University.
Sang-Wook Chun
serves as the president of our next core competencies group. Previously, he served as a deputy executive vice president and a managing director of the risk management group of Woori Bank. He holds a Bachelor of Arts in Economics from Seoul National University and a Master of Arts in Financial Engineering from the Korea Advanced Institute of Science and Technology.
Min-Cheol
Shin
serves as a senior deputy president of our audit unit. Previously, he served as a deputy president of our audit unit, a senior advisor at PricewaterhouseCoopers Consulting, a vice minister at the Board of Audit and Inspection of Korea and the director general of the Bureau of Social and Welfare Audit at the Board of Audit and Inspection of Korea. He holds a Bachelor of Arts in Political Science, a Master of Arts in Public Administration from Seoul National University and a Master of Arts in Business Administration from the University of Chicago.
Jin-Ho
Noh
serves as a deputy president of our IT unit. Previously, he served as a deputy president of our digital and IT unit, a senior managing director of our ICT planning division and as a representative director of Hancom Inc. He holds a Bachelor of Arts in Business Administration from Korea University and a Master of Arts in Management Science from Lancaster University.
Kyu-Mok
Hwang
serves as a deputy president of our brand unit. Previously, he served as a senior managing director of our public relations and brand unit, a managing director and the compliance officer, and also as a senior general manager of the future strategy division of Woori Bank. He holds a Bachelor of Arts in Public Administration from Inha University and a Master of Arts in Public Administration from Yonsei University.
Seok-Young Chung
serves as a deputy president of our risk management unit. Previously, he served as a senior managing director and a managing director of our risk management unit, and also as a senior general manager of the future strategy division of Woori Bank. He holds a Bachelor of Arts in Business Administration and a Master of Arts in Economics from Yonsei University.

Jong-il
Park
serves as a deputy president of our strategy planning unit. Previously, he served as a senior managing director of our strategy planning unit, a managing director of our strategy planning division and also as a senior general manager of the strategy and planning department of Woori Bank. He holds a Bachelor of Laws from Hankuk University of Foreign Studies.
Byoung-Kwon Woo
serves as a deputy president and the compliance officer. Previously, he served as a senior managing director and managing director of our compliance department and a senior general manager of our management support department. He holds a Bachelor of Arts in English Language and Literature from Sungkyunkwan University.
Sung-Wook Lee
serves as a deputy president of our finance planning unit. Previously, he served as a senior managing director of our finance planning unit, a managing director of our finance planning division and a senior general manager of our finance and management department. He holds a Bachelor of Arts in Business Administration from Yonsei University.
Jong-Keun Lee
serves as a senior managing director of our management support unit. Previously, he served as a managing director of our management support division, a senior general manager of our management support department and a senior general manager of the human resources department of Woori Bank. He holds a Bachelor of Arts in Public Administration from Korea University and a Master of Arts in Business Administration from the University of Birmingham.
Il-Jin Ouk
serves as a managing director of our digital unit. Previously, he served as a deputy president of the financial group of Kearney Strategy Consulting, a leader of the strategy unit of E&Y and a principal of BCG. He holds a Bachelor of Business Administration from Seoul National University and a Master of Arts in Business Administration from the University of Chicago.
Tae-Jeong
Song
serves as a managing director of our brand strategy department. Previously, he served as a senior general manager of our brand strategy department, and also as a general manager of the strategy planning department of Woori Bank. He holds a Bachelor of Sociology from Korea University and a Master of Arts in Economics from Korea University and a Doctor of Arts in Economics from Korea University.
None of the executive officers is involved in any significant business activities outside us and our subsidiaries.

Item 6.B.	Compensation
The aggregate remuneration and
benefits-in-kind
we paid in 2021 to our directors and our other executive officers, including the compliance officer and managing directors, was ￦5,651 million, which includes ￦227 million in provisions for allowances for severance and retirement benefits for such directors and officers. We do not have service contracts with any of these directors or officers that provide for benefits if employment with us is terminated.
The compensation of our director who received total annual compensation exceeding ￦500 million in 2021 was as follows:

Name	Position	Total Compensation in 2021 (in millions of Won)
Tae-Seung Son	President and Chief Executive Officer	￦	1,112	(1)

(1)
Such compensation does not include a maximum 29,397 shares of our common stock that may be granted in connection with long-term performance from 2021 to 2024. The final number of shares granted will be determined at the time of payment based on the market price of our common stock and other factors.

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

Board Risk Management Committee
This committee consists of four outside directors:
In-Sub
Yoon, Sang-Yong Park,
Yo-Hwan
Shin and
Soo-Young
Song. The chairman is
In-Sub
Yoon. It comprehensively detects, measures, oversees and controls the relevant risks in the management of our subsidiaries and makes determinations on all significant issues relating to our risk management system. The major roles of the Board Risk Management Committee include:

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
Compensation Committee
This committee consists of five outside directors:
Yo-Hwan
Shin,
Sung-Tae
Ro, Sang-Yong Park,
In-Sub
Yoon and Chan-Hyoung Chung. The chairman is
Yo-Hwan
Shin. It is responsible for all matters relating to the following:

•	evaluating management’s performance in developing our business;

•	setting goals and targets with respect to executive performance; and

•	fixing executive compensation, including incentives and bonuses.
This committee holds regular meetings every quarter.
Committee for Recommending Executive Officer Candidates
This committee consists of all seven of our outside directors:
Dong-Woo
Chang,
Sung-Tae
Ro, Sang-Yong Park, Chan-Hyoung Chung,
In-Sub
Yoon,
Yo-hwan
Shin and
Soo-Young
Song.
The chairman is
Dong-Woo
Chang. The committee oversees the selection of candidates for the president and chief executive officer, outside directors and Audit Committee members, among others. This committee holds meetings when such persons need to be appointed.
Committee for Recommending Subsidiary Representative Director Candidates
This committee consists of one standing director,
Tae-Seung
Son, and all seven of our outside directors:
Sung-Tae
Ro, Sang-Yong Park, Chan-Hyoung Chung,
Dong-Woo
Chang,
In-Sub
Yoon,
Yo-hwan
Shin and
Soo-Young
Song. The chairman is
Tae-Seung
Son. The committee oversees the selection of candidates for the representative directors of our subsidiaries. This committee holds meetings when such persons need to be appointed.
Committee for Internal Control Management
This committee consists of one standing director,
Tae-Seung
Son, and three outside directors: Sang-Yong Park,
Yo-Hwan
Shin and
Soo-Young
Son. The chairman is Sang-Yong Park. The committee oversees the operation of our internal control management systems, including those of our subsidiaries, through the inspection and review thereof. Through such process, the committee continues to develop new standards for effective control. This committee holds regular meetings every six months.
Board ESG Management Committee
This committee consists of all nine of our directors:
Tae-Seung
Son,
Won-Duk
Lee,
Sung-Tae
Ro, Sang-Yong Park,
In-Sub
Yoon, Chan-Hyoung Chung,
Yo-hwan
Shin,
Dong-Woo
Chang, and
Soo-Young
Song. The chairman is
Soo-Young
Song. The committee oversees the direction of ESG management strategies and the establishment of such policies. This committee holds regular meetings every six months.

Item 6.D.	Employees
As of December 31, 2021, we had a total of 113 full-time employees at our financial holding company, excluding 23 employees that hold concurrent positions at our subsidiaries. The following table sets forth information regarding our employees, on a non-consolidated
basis and including employees holding concurrent positions at our subsidiaries, as of the dates indicated:

		As of December 31,
		2020	2021
Woori Financial Group	Full-time employees	143	136
	Contractual employees	46	46
Woori Bank	Full-time employees	13,715	13,298
	Contractual employees	989	907
At the holding company level, our employees do not currently have a labor union and none of such employees are members of an outside labor union. Woori Bank has a labor union, and approximately 66.1% of its employees as of December 31, 2021 were members of the Korea Financial Industry Union. Neither we nor Woori Bank has experienced any significant labor disputes in recent years, although we have made certain concessions to our labor unions. See “Item 3.D. Risk Factors—Other risks relating to our business—Labor union unrest may disrupt our operations and hinder our ability to continue to reorganize our operations.” We have placed a high priority on our relationship with our employees and on maintaining an atmosphere of trust and cooperation between our labor and management.
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
Common Stock
As of May 12, 2022,
the persons who are currently our directors or executive officers, in the aggregate, held 283,068 shares of our common stock. None of these persons individually held more than 1% of our outstanding common stock as of such date. The following table presents information regarding our directors and executive officers who beneficially owned our shares as of May 12, 2022.

Name of Executive Officer or Director	Number of Shares of Common Stock
Tae-Seung Son	108,127
Won-Duk Lee	24,500
Sung-Tae Ro	5,000
Sang-Yong Park	1,000
Chan-Hyoung Chung	10,532
Hwa-Jae Park	8,000
Sang-Wook Chun	6,600
Min-Cheol Shin	25,000
Jin-Ho Noh	8,000
Kyu-Mok Hwang	17,239
Seok-Young Chung	22,951
Jong-il Park	16,619
Byoung-Kwon Woo	8,500
Sung-Wook Lee	14,000
Jong-Keun Lee	4,000
Il-Jin Ouk	2,000
Tae-Jeong Song	1,000

Total	283,068

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
The following table presents information regarding the beneficial ownership of our common stock at May 12, 2022 (unless otherwise indicated) by each person or entity known to us to own beneficially more than 5% of the outstanding shares of our common stock.
Except as otherwise indicated, each shareholder identified by name has:

•	sole voting and investment power with respect to its shares; and

•	record and beneficial ownership with respect to its shares.

Beneficial Owner	Number of Shares of Common Stock	Percentage of Total Shares of Common Stock	Percentage of Total Shares on a Fully Diluted Basis
Employee Stock Ownership Association (1)	71,490,298	9.82%	9.82%
National Pension Service (2)	64,656,092	8.88	8.88
Nobis1, Inc. (3)	40,560,000	5.57	5.57

(1)	As of December 31, 2021.
(2)	As of January 25, 2022.
(3)
Nobis1, Inc., which is an affiliate of IMM Private Equity, acquired 27,040,000 shares of Woori Bank’s common stock, or 4.00% of its outstanding common stock, in December 2016. In accordance with the Bank Act, Nobis1, Inc. received approval from the Financial Services Commission for the acquisition of an additional 13,520,000 shares of Woori Bank’s common stock, or 2.00% of its outstanding common stock, in January 2017, pursuant to an agreement not to exercise the voting rights with respect to such share
s.
Such shares were exchanged for shares of our common stock in January 2019 in the stock transfer.

Pursuant to the Korean government’s privatization plan, in December 2014, the KDIC sold 40,143,022 shares of Woori Bank’s common stock (representing 5.9% of its outstanding common stock) through a bidding process in Korea. In addition, in December 2016 and January 2017, the KDIC sold an aggregate of 200,685,395 shares of Woori Bank’s common stock (representing 29.7% of its outstanding common stock) in stakes ranging from 3.7% to 6.0% to seven financial companies through a bidding process. Pursuant to a commitment made by the KDIC in connection with such bidding process, five persons, each nominated by one of the winning bidders were elected as new outside directors at an extraordinary general meeting of Woori Bank’s shareholders held in December 2016. In December 2018, such five persons were elected to serve as our outside directors pursuant to the stock transfer plan approved during our establishment as a holding company. In March 2020, pursuant to a commitment made by Woori Bank in connection with its disposal of 42,103,377 shares of our common stock in 2019, one person nominated by Fubon Life Insurance Co., Ltd. was elected to serve as our outside director at our annual general meeting of shareholders. In March 2021, the five directors elected pursuant to the stock transfer plan were reappointed as our outside directors at our annual generating meeting of shareholders. In December 2021, through KDIC’s sale of an aggregate of 9.3% of our common stock to five winning bidders, Eugene Private Equity Co., Ltd. became our new major shareholder and thereby nominated one person as an outside director who was subsequently elected at an extraordinary general meeting of shareholders in January 2022.
In 2017, pursuant to a series of transactions related to call options previously granted in connection with the KDIC’s sale of Woori Bank’s common stock in December 2014, the KDIC sold an aggregate of 19,852,364 shares of Woori Bank’s common stock (representing 2.9% of its outstanding common stock). As a result of such transactions, the KDIC’s ownership interest in Woori Bank was reduced to 18.4%. In connection with our establishment in January 2019 as a new financial holding company pursuant to a “comprehensive stock transfer” under Korean law, the KDIC received 124,604,797 shares of our outstanding common stock in exchange for the common stock of Woori Bank it owned. In June 2019, the Financial Services Commission approved the KDIC’s plan to sell all such common stock in multiple transactions by 2022. In April 2021, pursuant to such plan, the KDIC sold 14,445,354 shares of our common stock (representing 2.0% of our outstanding common stock) in a block trade. In December 2021, the KDIC sold an aggregate 9.3% of our outstanding common stock in stakes ranging from 1.0% to 4.0% to four companies and 1.0% to our employee stock ownership association, and in February 2022, the KDIC sold an aggregate of 15,860,000 shares of our common stock (representing 2.2% of our outstanding common stock) in a block trade. As a result of such transactions, the KDIC currently owns 3.6% of our outstanding common stock.
As of May 12, 2022, our chief executive officer owned 108,127 shares of our common stock. Our executive officers (excluding our chief executive officer) collectively owned 133,909 shares of our common stock. Our outside directors and non-standing
director collectively owned 41,032 shares of our common stock.
Other than as set forth above, no other person or entity known by us to be acting in concert, directly or indirectly, jointly or separately, owned 5.0% or more of the outstanding shares of our common stock or exercised control or could exercise control over us as of May 12, 2022. None of our major shareholders has different voting rights from our other shareholders.
As of the close of our shareholders’ register on December 31, 2021, approximately 70% of its issued shares were held in Korea by approximately 109,904 shareholders.

Item 7.B.	Related Party Transactions
We regularly engage in transactions with entities affiliated with the government, which currently owns 3.6% of our shares through the KDIC. Generally, these transactions include the extension of loans, the purchase of debt securities and other ordinary course activities relating to our banking business. For a description of such transactions, see “Item 4.B. Business Overview—Assets and Liabilities.”
As of December 31, 2021, we also had an aggregate amount of ￦3,821 million in outstanding assets, including loans, from transactions with our key management personnel, which includes our executive officers and directors, as well as the executive officers and directors of our major subsidiaries and the chief executive officers of our other subsidiaries.
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
See “Item 18. Financial Statements” and pages
F-1
through F-190.
You should read the following data together with the more detailed information contained in “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements included elsewhere in this annual report. Historical results do not necessarily predict future results.

Profitability Ratios and Other Data

	Year ended December 31,
	2019	2020	2021

	(percentages)
Net income as a percentage of:
Total average assets (1)	0.57%	0.40%	0.66%
Total average equity (1)	8.37	5.79	9.81
Dividend payout ratio (2)	27.03	19.89	21.10
Net interest spread (3)	1.66	1.60	1.71
Net interest margin (4)	1.74	1.65	1.74
Efficiency ratio (5)	54.27	58.01	49.70
Equity–to-average asset ratio (6)	6.86	6.90	6.71
Cost-to-average assets ratio (7)	1.06	1.04	0.99

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
(5)
Represents the ratio of general and administrative expenses to the sum of net interest income, net fees and commissions income, dividend income, net gain on financial instruments at fair value through profit or loss, net gain on financial assets at fair value through other comprehensive income, net gain arising on financial assets at amortized cost and other net operating expenses.

(6)	Represents the ratio of total average equity to total average assets.
(7)	Represents the ratio of general and administrative expenses to total average assets.
Asset Quality Data

	As of December 31,
	2020		2021

	(in billions of Won, except percentages)
Total loans (1)	￦	303,965	￦	337,835
Total non-performing loans (2)		1,236		927
Other impaired loans not included in non-performing loans		199		231
Total non-performing loans and other impaired loans		1,435		1,158
Total allowance for credit losses		1,909		1,887
Non-performing loans as a percentage of total loans		0.41%		0.27%
Non-performing loans as a percentage of total assets		0.31%		0.21%
Total non-performing loans and other impaired loans as a percentage of total loans		0.47%		0.34%
Allowance for credit losses as a percentage of total loans		0.63%		0.56%

(1)	Not including due from banks and other financial assets (or other receivables), and prior to deducting allowance for credit losses and present value discount or reflecting deferred origination costs.
(2)
Defined as those loans that are past due by 90 days or more or classified as substandard or below based on the Financial Services Commission’s asset classification criteria. See “Item 4.B. Business Overview—Assets and Liabilities—Asset Quality of Loans—Loan Classifications.”

Selected Financial Information
Average Balances and Related Interest
The following tables show our average balances and interest rates for the past three years:

	Year ended December 31,
	2019					2020					2021
	Average Balance (1)		Interest Income (2)		Average Yield	Average Balance (1)		Interest Income (2)		Average Yield	Average Balance (1)		Interest Income (2)		Average Yield

	(in billions of Won, except percentages)
Assets
Interest-earning assets:
Due from banks	￦	16,045	￦	141	0.88%	￦	18,966	￦	54	0.28%	￦	21,442	￦	47	0.22%
Financial assets at fair value through profit or loss		4,345		51	1.17		4,859		49	1.01		7,271		46	0.63
Financial assets at fair value through other comprehensive income		22,959		475	2.07		27,868		437	1.57		30,724		381	1.24
Securities at amortized cost		20,672		436	2.11		18,945		383	2.02		16,503		325	1.97
Loans (3) :
Commercial and industrial		110,033		3,604	3.28		119,251		3,219	2.70		135,776		3,496	2.57
Trade financing		11,112		295	2.65		10,253		153	1.49		9,866		95	0.96
Lease financing (4)		191		2	3.92		1,448		48	3.31		3,287		119	3.62
Other commercial		6,263		184	2.94		7,102		172	2.42		7,786		175	2.25
Securities purchased with agreements to resell		3,201		59	1.84		2,666		30	1.13		3,244		33	1.02
General purpose household (5)		71,414		2,928	4.10		74,123		2,705	3.65		79,923		2,809	3.51
Mortgage		53,296		1,717	3.22		57,123		1,592	2.79		65,653		1,653	2.52
Credit cards (2)		7,358		655	8.90		8,215		651	7.92		9,203		685	7.44

Total loans		262,868		9,444	3.59		280,181		8,570	3.06		314,738		9,065	2.88
Other		12,809		30	0.23		12,415		31	0.25		10,690		31	0.29

Total average interest earning assets		339,698		10,577	3.11		363,234		9,524	2.62		401,368		9,895	2.47

Total average non-interest earning assets		15,364		—	—		16,257		—	—		18,174		—	—

Total average assets	￦	355,062	￦	10,577	2.98%	￦	379,491	￦	9,524	2.51%	￦	419,542	￦	9,895	2.36%

	Year ended December 31,
	2019					2020					2021
	Average Balance (1)		Interest Expense		Average Cost	Average Balance (1)		Interest Expense		Average Cost	Average Balance (1)		Interest Expense		Average Cost

	(in billions of Won, except percentages)
Liabilities
Interest-bearing liabilities:
Deposits due to customers:
Demand deposits	￦	8,213	￦	35	0.43%	￦	10,110	￦	49	0.48%	￦	14,634	￦	106	0.72%
Time and savings deposits		211,732		2,814	1.33		225,563		2,056	0.91		243,708		1,495	0.61
Certificates of deposit		4,760		105	2.21		1,677		22	1.31		2,858		27	0.94
Other deposits		28,930		471	1.63		34,861		360	1.03		38,374		279	0.73

Total deposits		253,635		3,425	1.35		272,211		2,487	0.91		299,574		1,907	0.64
Borrowings:
Borrowings		17,104		335	1.96		18,451		217	1.18		19,845		157	0.79
Securities sold with agreements to resell		289		3	1.04		750		5	0.67		819		5	0.61
Commercial paper		1,865		45	2.41		2,167		48	2.22		2,552		58	2.27

Total borrowings		19,258		383	1.99		21,368		270	1.26		23,216		220	0.95
Debentures		29,536		777	2.63		32,315		723	2.24		40,935		727	1.78
Other		21,426		98	0.46		21,110		46	0.22		20,925		55	0.26

Total average interest-bearing liabilities		323,855		4,683	1.45		347,004		3,526	1.02		384,650		2,909	0.76

Total average non-interest-bearing liabilities		6,855		—	—		6,300		—	—		6,727		—	—

Total average liabilities		330,710		4,683	1.42		353,304		3,526	1.00		391,377		2,909	0.74

Total average equity		24,352		—	—		26,187		—	—		28,165		—	—

Total average liabilities and equity	￦	355,062	￦	4,683	1.32%	￦	379,491	￦	3,526	0.93%	￦	419,542	￦	2,909	0.69%

(1)	Average balances are based on daily balances for Woori Bank and on quarterly balances for all of our other subsidiaries and our structured companies.
(2)	Interest income from credit cards is derived from interest on credit card loans and credit card installment purchases.
(3)	Not including other financial assets, and prior to deducting allowance for credit losses and present value discount or reflecting deferred origination costs.
(4)	Includes automobile lease financing to consumer borrowers.
(5)	Includes home equity loans.

Analysis of Changes in Net Interest Income—Volume and Rate Analysis
The following table provides an analysis of changes in interest income, interest expense and net interest income based on changes in volume and changes in rate for 2020 compared to 2019 and 2021 compared to 2020. Information is provided with respect to: (1) effects attributable to changes in volume (changes in volume multiplied by prior rate) and (2) effects attributable to changes in rate (changes in rate multiplied by prior volume). Changes attributable to the combined impact of changes in rate and volume have been allocated proportionately to the changes due to volume changes and changes due to rate changes.

	2020 vs. 2019 Increase/(decrease) due to changes in						2021 vs. 2020 Increase/(decrease) due to changes in
	Volume		Rate		Total		Volume		Rate		Total

	(in billions of Won)
Interest-earning assets
Due from banks	￦	26	￦	(113)	￦	(87)	￦	7	￦	(14)	￦	(7)
Financial assets at fair value through profit or loss		6		(8)		(2)		24		(27)		(3)
Financial assets at fair value through other comprehensive income		102		(140)		(38)		45		(101)		(56)
Securities at amortized cost		(36)		(17)		(53)		(49)		(9)		(58)
Loans (1) :
Commercial and industrial		302		(687)		(385)		446		(169)		277
Trade financing		(23)		(119)		(142)		(6)		(52)		(58)
Lease financing (2)		49		(3)		46		61		10		71
Other commercial		25		(37)		(12)		17		(14)		3
Securities purchased with agreements to resell		(10)		(19)		(29)		7		(4)		3
General purpose household (3)		111		(334)		(223)		212		(108)		104
Mortgage		123		(248)		(125)		238		(177)		61
Credit cards		76		(80)		(4)		78		(44)		34
Other		(1)		2		1		(4)		4		—

Total interest income	￦	750	￦	(1,803)	￦	(1,053)	￦	1,076	￦	(705)	￦	371

Interest-bearing liabilities
Deposits due to customers:
Demand deposits	￦	8	￦	6	￦	14	￦	22	￦	35	￦	57
Time and savings deposits		184		(942)		(758)		165		(726)		(561)
Certificates of deposit		(68)		(15)		(83)		15		(10)		5
Other deposits		97		(208)		(111)		36		(117)		(81)
Borrowings:
Borrowings		26		(144)		(118)		16		(76)		(60)
Securities sold with agreements to resell		5		(3)		2		—		—		—
Commercial paper		7		(4)		3		9		1		10
Debentures		73		(127)		(54)		193		(189)		4
Other		(1)		(51)		(52)		—		9		9

Total interest expense	￦	331	￦	(1,488)	￦	(1,157)	￦	456	￦	(1,073)	￦	(617)

Net interest income	￦	419	￦	(315)	￦	104	￦	620	￦	368	￦	988

(1)	Not including other financial assets and prior to deducting allowance for credit losses and present value discount or reflecting deferred origination costs.
(2)	Includes automobile lease financing to consumer borrowers.
(3)	Includes home equity loans.

Legal Proceedings and Regulatory Actions
As a financial institution with diverse operations, we are subject to legal proceedings and regulatory actions in the ordinary course of our business.
Woori Bank
In August 2019, the Financial Supervisory Service commenced an investigation into past sales by Woori Bank and other banks in Korea of derivative-linked fund and securities products tied to yields on treasury bonds of Germany, the United Kingdom and the United States, which may have resulted in significant losses to certain customers who purchased such products. In December 2019, the dispute settlement committee of the Financial Supervisory Service recommended (i) the reimbursement of 40 to 80% of the related losses to certain customers by the banks involved in the sale of such products, including Woori Bank, and (ii) individual settlements with other customers who were not subject to the 40 to 80% reimbursement recommendation. Accordingly, as of December 31, 2021, Woori Bank reimbursed 1,250 out of the 1,258 customers that agreed to accept the recommendation, which compose a vast majority of the customers with such claims. In March 2020, the Financial Services Commission imposed on Woori Bank a fine of ￦19.7 billion and a six-month
ban on sales of new private equity funds and confirmed the Financial Supervisory Service’s decision to impose a warning of reprimand on our chief executive officer. Immediately following such decision, our chief executive officer, in his individual capacity, filed a request to nullify the warning of reprimand as well as an injunction request to suspend the decision against him in the Seoul Administrative Court. On March 20, 2020, the injunction request was granted and was affirmed by the Seoul High Court on appeal. Such decision was finally confirmed on September 2, 2020, and the warning of reprimand was revoked on August 27, 2021, which was appealed by the Financial Supervisory Service in the Seoul High Court, where the case is currently pending. In addition, Woori Bank filed a formal objection to the Financial Services Commission’s imposition of the fine on May 22, 2020 in the Seoul Central District Court, where the case is currently pending. There can be no assurance that such decisions by the Financial Services Commission and the Financial Supervisory Service (as well as any similar investigations by other government authorities, and private claims by customers, to which we may become subject) will not adversely affect our results of operations, cash flows and reputation.
In February 2020, the Seoul Southern District Prosecutors’ Office commenced an investigation into the management of certain fund products by Lime Asset Management Co. which may have resulted in significant losses to certain customers who purchased such products from banks and securities companies in Korea, including Woori Bank. Such products of Lime Asset Management Co. included trade finance funds with investments in certain funds managed by International Investment Group, which had its license revoked by the Securities and Exchange Commission in November 2018 for concealing losses and selling fraudulent loan assets, triggering suspension of the redemption of such trade finance funds, as well as other fund products. In July 2020, the dispute settlement committee of the Financial Supervisory Service declared that the sale of the trade finance funds was voidable for fraud and misrepresentation by Lime Asset Management Co., and recommended that all sellers of such funds, including Woori Bank, refund the customers in full. Accordingly, Woori Bank refunded an aggregate amount of ￦64.7 billion to 288 customers that had purchased the trade finance funds from Woori Bank. In January 2022, Woori Bank filed a lawsuit in the Seoul Southern District Court against Lime Asset Management Co. and Shinhan Investment Corp., which had entered into a total return swap contract with Lime Asset Management Co. in connection with such trade finance funds, to recover the full amount that it had refunded, the outcome of which remains uncertain. In addition, the dispute settlement committee recommended that the banks involved in the sales of fund products managed by Lime Asset Management Co. other than the trade finance funds reimburse 40% to 80% of the losses to its customers. Accordingly, as of December 31, 2021, Woori Bank reimbursed an aggregate amount of ￦136.2 billion to 1,156 customers with losses relating to such fund products, including the amounts that had previously been paid out prior to such recommendation, and is continuing to negotiate a settlement with such customers. Woori Bank is fully cooperating with all relevant investigations by government authorities, including investigations by the Seoul Southern District Prosecutors’ Office and the Financial Services Commission, but it is not possible to predict the final outcome of such investigations at this time. There can be no assurance that such investigations (as well as any private claims by customers, to which we may become subject) will not result in an unfavorable outcome, including the imposition of monetary damages, fines and other penalties against us, which, if significant, may adversely affect our results of operations, cash flows and reputation.
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
Dividends
We declare our dividend annually at the annual general meeting of shareholders. We generally hold this meeting within three months after the end of each fiscal year. We must pay the annual dividend to the shareholders of record as of the end of the preceding fiscal year within one month after that meeting. We can distribute the annual dividend either in cash or in stock. Cash dividends may be paid out of retained earnings that have not been appropriated to statutory reserves. Specifically, we may pay dividends up to the value of the net assets stated on the balance sheet after deducting the sum of capital, the capital reserve and the earned surplus reserve accumulated until the pertinent period for the settlement of our accounts, the amount to be accumulated for the pertinent period for the settlement of our accounts and unrealized profits. In addition, we may declare, and distribute interim dividends once a year to shareholders registered in our registry as of June 30 pursuant to a board resolution.
The table below sets forth the dividend per share of common stock and the total amount of dividends declared by us in respect of the years ended December 31, 2019 and 2020 and 2021. Except as otherwise noted, the dividends set forth below with respect to each year were declared, paid and recorded in the following year.

Fiscal year	Dividends Per Share of Common Stock	Total Amount Of Cash Dividends Paid

	(in Won)	(in millions of Won)
2019	700	505,587
2020	360	260,016
2021 (1)	900	654,384

(1)	Includes interim dividends of Won 108,340 million (Won 150 per share of common stock) declared and paid in 2021.
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
As of the date of this annual report, we have 728,058,225 shares of common stock outstanding.
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
Restrictions Applicable to Shares
As a result of amendments to the Foreign Exchange Transaction Laws and Financial Services Commission regulations (which we refer to collectively as the “Investment Rules”), including the Regulations on Financial Investment Business, adopted since January 1992 in connection with the opening and operation of Korea’s stock market, foreign investors may generally invest, with limited exceptions and subject to procedural requirements, in all shares of Korean companies, whether listed on the KRX KOSPI Market or registered on the KRX KOSDAQ Market. Foreign investors may trade shares listed on the KRX KOSPI Market or registered on the KRX KOSDAQ Market only through the KRX KOSPI Market or the KRX KOSDAQ Market, except in limited circumstances. These circumstances include:

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
The shares of a listed Korean company owned by a foreign investor must be electronically registered in accordance with the Act on Electronic Registration of Stocks, Bonds, Etc. through an eligible custodian in Korea. The same entities eligible to act as a standing proxy are eligible to act as a custodian of shares for a non-resident
or foreign investor. A foreign investor may be exempted from complying with the above requirement if it (i) acquires shares publicly offered or sold outside Korea for the purpose of listing on an overseas stock exchange or (ii) acquires or disposes of shares through an overseas stock exchange if such shares are simultaneously listed on the Korea Exchange and such overseas stock exchange.
Under the Investment Rules, with certain limitations, foreign investors may acquire shares of a Korean company without being subject to any foreign investment limit. Under one of these limitations, foreign investors may acquire no more than 40% of the outstanding share capital of designated public corporations. In addition, designated public corporations may set a limit on the acquisition of shares by a single person in their articles of incorporation. If a foreign investor acquires 10% or more of the outstanding shares with voting rights of a Korean company and the investment amount is at least ￦100 million, that investment constitutes a “foreign direct investment” under the Foreign Investment Promotion Act of Korea. Generally, a foreign direct investment must be reported to the Ministry of Trade, Industry and Energy of Korea. The acquisition of a Korean company’s shares by a foreign investor may be subject to certain foreign or other shareholding restrictions in the event that the restrictions are prescribed in a specific law that regulates the business of the Korean company. For a description of the restrictions applicable to Korean banks, see “—Principal Regulations Applicable to Banks.”
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
As of the date of this annual report, 728,060,549 shares of common stock were issued and 728,058,225 shares of common stock were outstanding. Pursuant to our articles of incorporation, which became effective upon our establishment on January 11, 2019, we are authorized to issue various types of “class shares,” which include shares of voting and non-voting
preferred stock, convertible stock, redeemable preferred stock and hybrid securities comprising one or more elements of the foregoing types of shares. There are no class shares currently outstanding. All of the issued and outstanding shares are fully paid and non-assessable
and are in registered form. As of the date of this annual report, our authorized but unissued share capital was 3,271,939,451 shares. We may issue the unissued shares without further shareholder approval, but these issuances are subject to a board resolution as provided in the articles of incorporation. See
“—Pre-emptive
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
Our articles of incorporation allow our shareholders, by special resolution adopted by the affirmative votes of at least two-thirds
of the voting rights of the shareholders present at a general meeting of shareholders and at least one-third
of the total number of issued and outstanding shares, to grant to our officers, directors and employees stock options exercisable for up to 15% of the total number of our issued and outstanding shares. Our board of directors may also grant stock options exercisable for up to 1% of our issued and outstanding shares. However, any grant by our board of directors must be approved by our shareholders at their next general meeting convened immediately after the grant date. As of the date of this annual report, our officers, directors and employees do not hold any options to purchase shares of common stock. See “Item 6.E. Share Ownership.”

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
Dividends and Other Distributions
Dividends.
We distribute dividends to shareholders in proportion to the number of shares of the relevant class of capital stock they own. Subject to the requirements of the Korean Commercial Code and other applicable laws and regulations, we expect to pay full annual dividends on newly issued stock for the year in which it is issued. Specifically, we may pay dividends up to the value of the net assets stated on the statement of financial position after deducting the sum of capital, the capital reserve and the earned surplus reserve accumulated until the pertinent period for the settlement of our accounts, the amount to be accumulated for the pertinent period for the settlement of our accounts and unrealized profits.
We declare our dividend annually at the annual general meeting of shareholders. We generally hold this meeting within three months after the end of each fiscal year. We must pay the annual dividend to the shareholders of record as of the end of the preceding fiscal year within one month after that meeting. We can distribute the annual dividend in (i) cash, (ii) shares, provided that such shares must be distributed at par value and, if the market price of the shares is less than their par value, dividends in shares may not exceed one-half
of the total annual dividend (including dividends in shares) or (iii) other forms of consideration. In addition, we may declare, and distribute interim dividends once a year to shareholders registered in our registry as of June 30 pursuant to a board resolution.
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
Distribution of Free Shares.
The Korean Commercial Code permits us to pay dividends in the form of shares out of retained or current earnings. It also permits us to distribute to our shareholders, in the form of free shares, an amount transferred from the capital surplus or legal reserve by a resolution of the board of directors. We would be required to distribute those free shares pro rata to all shareholders.
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
542-3
of the Korean Commercial Code (where the number of shares so offered may not exceed 15% of our total number of issued shares);

•	issued to the members of our employee stock ownership association pursuant to Article 165-7 of the Financial Investment Services and Capital Markets Act;

•
issued to specified foreign investors, foreign or domestic financial institutions, institutional investors or private equity funds for managerial purposes, such as obtaining new technology or improving our financial condition (where the number of shares so offered may not exceed 50% of our total number of issued shares); or

•
issued to a depositary for the purpose of issuing depositary receipts pursuant to Financial Investment Services and Capital Markets Act (where the number of shares so offered may not exceed 50% of our total number of issued shares).

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
Under the Financial Investment Services and Capital Markets Act, each member of our employee stock ownership association, whether or not they are shareholders, has a preemptive right, subject to certain exceptions, to subscribe for up to 20% of any shares we publicly offer. This right is exercisable only so long as the total number of shares so acquired and held by the member does not exceed 20% of the total number of shares that have been issued or are newly issued. As of December 31, 2021, our employees owned 9.82% of our common stock through the employee stock ownership association.
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
Liquidation Rights
If we are liquidated, the assets remaining after the payment of all our debts, liquidation expenses and taxes will be distributed to the shareholders in proportion to the number of shares held by them. Holders of class shares, none of which are issued or outstanding as of the date of this report, have no preferences in liquidation.
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
Anyone violating these reporting requirements may suffer criminal sanctions, including fines, imprisonment, an administrative fine of up to (i) 0.001% of the aggregate market value of total issued and outstanding stock or (ii) ￦500 million, whichever is lower, and/or a loss of voting rights with respect to the ownership of Equity Securities exceeding 5% of the total issued and outstanding Equity Securities with respect to which the reporting requirements were violated. Furthermore, the Financial Services Commission may order that person to dispose of the unreported Equity Securities.
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
Other Provisions
Record Date.
The record date for annual dividends is December 31. For the purpose of determining the holders of shares entitled to annual dividends, the register of shareholders will be closed for the period beginning from January 1 and ending on January 15. Further, the Korean Commercial Code and our articles of incorporation permit us, upon at least two weeks’ public notice, to set a record date and/or close the register of shareholders for not more than three months for the purpose of determining the shareholders entitled to certain rights pertaining to the shares. However, in the event that the register of shareholders is closed for the period beginning from January 1 and ending on January 15 for the purpose of determining the holders of shares entitled to attend the annual general meeting of shareholders, the Korean Commercial Code waives the requirement to provide at least two weeks’ public notice. The trading of shares and the electronic registration in respect thereof may continue while the register of shareholders is closed.
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
Transfer of Shares.
Under the Korean Commercial Code, the transfer of shares is effected by the delivery of share certificates. The Act on Electronic Registration of Stocks, Bonds, Etc. provides, however, that in the case of a company listed on the KRX KOSPI Market such as us, share transfers can be effected by the electronic registration of the transfer on the electronic registry of the electronic registration agency. In order to assert shareholders’ rights against us, the transferee must have his name and address registered on the register of shareholders. For this purpose, the electronic registration agency issues a statement of the shareholders (or soyuja-myeong-se
) upon request of the company, whereby the company updates its register of shareholders in accordance with the Act on Electronic Registration of Stocks, Bonds, Etc..
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
None.

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

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual with respect to our common shares or ADSs will be subject to taxation at reduced rates if the dividends are “qualified dividends.” Dividends paid on the common shares or ADSs will be treated as qualified dividends if (i) the common shares or ADSs are readily tradable on an established securities market in the United States or we are eligible for the benefits of a comprehensive tax treaty with the United States that the U.S. Treasury determines is satisfactory for purposes of this provision and that includes an exchange of information program; and (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company as defined for U.S. federal income tax purposes, which we refer to as a PFIC. The ADSs are listed on the New York Stock Exchange, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. In addition, the U.S. Treasury has determined that the Korea-United States income tax treaty (the “Treaty”) meets the requirements for reduced rates of taxation, and we believe we are eligible for the benefits of that treaty. Based on our audited financial statements, we believe that we were not a PFIC in our 2020 and 2021 taxable years. In addition, based on our current expectations regarding our income, assets and activities, we do not anticipate becoming a PFIC for our 2022 taxable year. Therefore, we believe that dividends received by U.S. holders with respect to either common shares or ADSs will be “qualified dividends.” Holders should consult their own tax advisers regarding the availability of the reduced dividend tax rate in light of their own particular circumstances.
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
Foreign Tax Credit Considerations
Dividends on the common shares or ADSs will constitute income from sources without the United States for U.S. foreign tax credit purposes. As a result of recent changes to the U.S. foreign tax credit rules, for taxable years beginning after December 28, 2021, Korean tax generally will need to satisfy certain additional requirements in order to be considered a creditable tax for a U.S. holder, except in the case of a U.S. holder that is eligible for, and properly claims, the benefits of the Treaty. We have not determined whether these requirements have been met, and, accordingly, no assurance can be given that any Korean tax will be creditable for U.S. holders. Alternatively, a U.S. holder may elect to deduct Korean withholding taxes in computing such U.S. holder’s taxable income (provided that the U.S. holder elects to deduct, rather than credit, all foreign income taxes paid or accrued for the relevant taxable year), subject to generally applicable limitations under U.S. tax law.

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
U.S. Information Reporting and Backup Withholding Rules
Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries are subject to information reporting and may be subject to backup withholding unless the holder provides an accurate taxpayer identification number and makes any other required certification or otherwise establishes an exemption. Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a U.S. holder will be allowed as a refund or credit against the U.S. holder’s U.S. federal income tax liability, provided the required information is furnished to the IRS in a timely manner.
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
Please consult your own tax advisers as to the Korean, state, local and other tax consequences of the purchase, ownership and disposition of common shares or ADSs.
Taxation of Dividends on Common Shares or ADSs
We will deduct Korean withholding tax from dividends paid to you (whether payable in cash or in shares) at a rate of 22.0% (inclusive of local income tax). If you are a qualified resident and a beneficial owner of the dividends in a country that has entered into a tax treaty with Korea, you may qualify for a reduced rate of Korean withholding tax. See “—Tax Treaties” below for a discussion on treaty benefits. If we distribute to you free shares representing a transfer of earning surplus or certain capital reserves into paid-in
capital, that distribution may be subject to Korean withholding tax.
Taxation of Capital Gains from Transfer of Common Shares or ADSs
As a general rule, capital gains earned by
non-residents
upon transfer of our common shares or ADSs are subject to Korean withholding tax at the lower of (1) 11.0% (inclusive of local income tax) of the gross proceeds realized or (2) subject to the production of satisfactory evidence of acquisition costs and certain direct transaction costs of the common shares or ADSs, 22.0% (inclusive of local income tax) of the net realized gain, unless exempt from Korean income taxation under the applicable Korean tax treaty with the non-resident’s
country of tax residence. See “—Tax Treaties” below for a discussion on treaty benefits. Even if you do not qualify for an exemption under a tax treaty, you will not be subject to the foregoing withholding tax on capital gains if you qualify under the relevant Korean domestic tax law exemptions discussed in the following paragraphs.
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
Under Korean tax law, ADSs are viewed as shares of common stock for capital gains tax purposes. Accordingly, capital gains from the sale or disposition of ADSs are taxed (if such sale or disposition constitutes a taxable event) as if such gains are from the sale or disposition of the underlying common shares. Capital gains that you earn (regardless of whether you have a permanent establishment in Korea) from a transfer of ADSs outside of Korea will generally be exempt from Korean income taxation by virtue of the Special Tax Treatment Control Law of Korea, or the STTCL, provided that the issuance of the ADSs is deemed to be an overseas issuance under the STTCL. However, if you transfer ADSs after having converted the underlying common shares, such exemption under the STTCL will not apply and you will be required to file a transfer income tax return or a corporate income tax return and pay tax in Korea with respect to any capital gains derived from such transfer unless the purchaser or a financial investment company with a brokerage license, as applicable, withholds and pays such tax.
If you are subject to tax on capital gains with respect to the sale of ADSs, or of our common shares you acquired as a result of a withdrawal, the purchaser or, in the case of the sale of the common shares on the Korea Exchange or through a financial investment company with a brokerage license in Korea, such financial investment company, is required to withhold Korean tax on capital gains from the sales price in an amount equal to the lower of (1) 11.0% (inclusive of local income tax) of the gross realization proceeds or (2) subject to the production of satisfactory evidence of acquisition costs and certain direct transaction costs of the common shares or ADSs, 22.0% (inclusive of local income tax) of the net realized gain, and to make payment of these amounts to the Korean tax authority, unless you establish your entitlement to an exemption under an applicable tax treaty or domestic tax law. See “—Tax Treaties” below for a discussion on claiming treaty benefits.
Tax Treaties
Korea has entered into a number of income tax treaties with other countries (including the United States), which would reduce or exempt Korean withholding tax on dividends on, and capital gains on transfer of, the common shares or ADSs. For example, under the Korea-United States income tax treaty, reduced rates of Korean withholding tax of 16.5% or 11.0% (depending on your shareholding ratio and inclusive of local income tax) on dividends and an exemption from Korean withholding tax on capital gains are available to residents of the United States that are beneficial owners of the relevant dividend income or capital gains, subject to certain exceptions. However, under Article 17 (Investment or Holding Companies) of the Korea-United States income tax treaty, such reduced rates and exemption do not apply if (i) you are a United States corporation, (ii) by reason of any special measures, the tax imposed on you by the United States with respect to such dividend income or capital gains is substantially less than the tax generally imposed by the United States on corporate profits and (iii) 25% or more of your capital is held of record or is otherwise determined, after consultation between competent authorities of the United States and Korea, to be owned directly or indirectly by one or more persons who are not individual residents of the United States. Also, under Article 16 (Capital Gains) of the Korea-United States income tax treaty, the exemption on capital gains does not apply if (a) you have a permanent establishment in Korea and any shares of common stock in which you hold an interest and which give rise to capital gains are effectively connected to such permanent establishment, (b) you are an individual and you maintain a fixed base in Korea for an aggregate of 183 days or more during a given taxable year and your ADSs or common shares giving rise to capital gains are effectively connected with such fixed base or (c) you are an individual and you are present in Korea for an aggregate of 183 days or more during a given taxable year.
You should inquire for yourself whether you are entitled to the benefit of a tax treaty between Korea and the country where you are a resident. It is the responsibility of the party claiming the benefits of an income tax treaty in respect of dividend payments or capital gains to submit to us, the purchaser or the financial investment company, as applicable, a certificate as to his tax residence. In the absence of sufficient proof, we, the purchaser or the financial investment company, as applicable, must withhold tax at the normal rates. Furthermore, in order for you to claim the benefit of a tax rate reduction or tax exemption on certain Korean source income (such as dividends or capital gains) under an applicable tax treaty, Korean tax law requires you (or your agent) to submit an application (for a reduced withholding tax rate, the “application for entitlement to a reduced tax rate,” and in the case of exemptions from withholding tax, the “application for tax exemption” along with a certificate of your tax residency issued by a competent authority of your country of tax residence, subject to certain exceptions) as the beneficial owner of such Korean source income, or a BO application. For example, a U.S. resident would be required to provide a Form 6166 as a certificate of tax residency together with the application for entitlement to reduced tax rate or the application for tax exemption. Such application should be submitted to the withholding agent prior to the payment date of the relevant income. Subject to certain exceptions, where the relevant income is paid to an overseas investment vehicle (which is not the beneficial owner of such income), or an OIV, a beneficial owner claiming the benefit of an applicable tax treaty with respect to such income must submit its BO application to such OIV, which must submit an OIV report and a schedule of beneficial owners (as well as the BO applications collected from each beneficial owner, if such beneficial owner is applying for a tax exemption) to the withholding agent prior to the payment date of such income. Effective January 1, 2020, an OIV that was not established for the purpose of unjustifiably reducing income tax liabilities in Korea and bears tax liabilities in the country of its residence is deemed to be a beneficial owner of Korean source income for income tax purposes. Starting from January 1, 2022, an OIV is deemed to be a beneficial owner of the Korean source income if (i) under the applicable tax treaty, the OIV bears tax liabilities in the country in which it is established or the OIV is deemed to be the beneficial owner of the Korean source income, and (ii) the Korean source income is eligible for the treaty benefits under the tax treaty. The benefits under a tax treaty between Korea and the country of such OIV’s residence will apply with respect to the relevant income paid to such OIV, subject to certain application requirements as prescribed by the Corporate Income Tax or Individual Income Tax Law. In the case of a tax exemption application, the withholding agent is required to submit such application (together with the applicable OIV report in the case of income paid to an OIV) to the relevant district tax office by the ninth day of the month following the date of the payment of such income.
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
Securities Transaction Tax
If you transfer our common shares on the Korea Exchange, you will be subject to securities transaction tax at the rate of 0.08% (if the transfer is made in 2022) or 0% (if the transfer is made in 2023 and thereafter) and an agriculture and fishery special surtax at the rate of 0.15% of the sale price of the common shares. If your transfer of the common shares is not made on the Korea Exchange, subject to certain exceptions, you will be subject to securities transaction tax at the rate of 0.43% (if the transfer is made in 2022) or 0.35% (if the transfer is made in 2023 and thereafter) and will not be subject to an agriculture and fishery special surtax.
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
Non-reporting
or under-reporting of securities transaction tax will generally result in penalties equal to 20% to 60% of the non-reported
tax amount or 10% to 60% of under-reported tax amount. Also, a failure to timely pay securities transaction tax will result in a penalty equal to 9.125% (or 8.03% starting from February 2022) per annum of the due but unpaid tax amount. The penalties are imposed on the party responsible for paying the securities transaction tax or, if such tax is required to be withheld, on the party that has the obligation to withhold.

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
http://www.sec.gov
.

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
We operate a standardized risk management system which enhances our risk management capabilities by enabling us to exchange information among our and our subsidiaries’ risk management operations. Woori Bank, our banking subsidiary, has further strengthened its risk management systems by (i) using Tier I capital as “available capital” for purposes of our risk capital allocation to fulfill Basel III requirements, and (ii) including “stressed VaR” to our market risk capital calculations in accordance with the guidance of the Financial Supervisory Service. We use our risk management systems to manage our risks within acceptable limits and to otherwise ensure the soundness of our assets and the stability of our operations.
We allocate our total risk capital in accordance with the guidelines set by our Board Risk Management Committee. As described in more detail below, the committee allocates risk capital and approves the risk limit requests of our subsidiaries. Through our standardized risk management system, we allocate our risk capital:

•	with respect to our credit risk on the basis of a standardized approach as well as other portfolio credit models;

•	with respect to our market risk for trading activities based on the VaR method (including the stressed VaR method) for Woori Bank, and a standardized model for our other subsidiaries;

•	with respect to our interest rate risk based on the IRRBB standard method (ΔEVE) on a group-wide basis, replacing the previous historical simulation and standardized methods; and

•	with respect to our operational risk through an advanced measurement approach for Woori Bank and a standardized approach for our other subsidiaries, in accordance with Basel III.
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
Board Risk Management Committee
The Board Risk Management Committee is our highest decision-making body with respect to our risk management operations. Our board of directors has delegated to it the authority to oversee and make determinations on all significant issues relating to our risk management system. It comprehensively manages and controls our risks as well as those of our subsidiaries, so that it may detect, measure, monitor and control the potential risks that may arise during management. The committee’s major activities include:

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
The Board Risk Management Committee is composed of four outside directors. It operates independently from all business groups and individual board members, and reports directly to our board of directors. We require the chairperson of the Board Risk Management Committee to be chosen from among the outside directors in order to enhance the independence and experience level of such chairperson. Our Board Risk Management Committee convenes at least quarterly, and makes decisions by a majority vote of the attending members. At least a majority of the committee members must attend to constitute a quorum.
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
Credit Risk Management
Our credit risk management policy objectives are to improve our asset quality, reduce our non-performing
loans and minimize our concentration risk through a diversified and balanced risk-weighted loan portfolio. We manage credit risk and continually monitor and improve our credit risk-related policies and guidelines to reflect changing risks in our business and the industries and sectors in which our customers operate. For example, we have recently strengthened our monitoring of asset quality and analysis of risk indicators by focusing on industries and sectors that are impacted by the
COVID-19
pandemic and will continue to do so by reflecting any additional volatility or long-term effects thereof.
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

•	automation of credit risk management system , which allows us to centralize and automate many tasks relating to our credit risk management system;

•
automatic recognition and processing of different forms of credit
, which allows us to process and approve different types of credit, such as new applicants, renewing applicants and changes in the condition of the loan or credit approved;

•
incorporation of credit risk management prior to approval of credit
, which allows us to consider individualized characteristics of a borrower and enables us to calculate a more accurate price with respect to the loan or credit approved;

•
automatic credit risk monitoring after approval of credit
, which allows us to evaluate and
re-rate
the loan or credit on a real-time basis as a result of any change in the characteristics of the borrower (including the condition of the underlying collateral, change in borrowing limit and early warning characteristics); and

•
automatic verification of internal procedures and regulations with respect to approval of credit
, which reduces our operational risk and ensures that there are no material deviations from our loan and credit policies.

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
Credit Evaluation and Approval
Our subsidiaries evaluate the credit of every loan applicant and guarantor before approving any loans, except for:

•	loans guaranteed by letters of guarantee issued by the Korea Credit Guarantee Fund, the Korea Technology Finance Corporation or certain other specified Korean government-controlled funds;

•	loans guaranteed by highly-rated banks;

•	loans fully secured by deposits with us; and

•	loans against commercial promissory notes issued by creditworthy companies at a discount to the face value of the note determined by the issuer’s creditworthiness.
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
Woori Bank has also undertaken a number of initiatives to develop credit evaluation and loan approval procedures that are more systematic and efficient. We prefer to use credit rating systems in our credit evaluation and loan approval process because they:

•	yield a uniform result regardless of the user;

•	can be used effectively by employees who do not have extensive experience in credit evaluation;

•	can be updated to reflect changing market conditions by changing how factors are weighted;

•	significantly limit the scope of employee discretion in the loan assessment and approval process; and

•	improve loan processing times while generally resulting in declines in delinquencies among new borrowers.
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

Committee	Members	Approval Process
Headquarters Approval
Loan Committee	Head of the credit support group, head of the risk management group, head of the investment banking business group, head of the corporate banking business group, head of the financial market business group, head of the large corporate credit analysis and approval department and head of SME credit analysis and approval department	2/3 required for approval; 2/3 required to participate
Headquarters/Regional Approval
Senior Credit Officer Committee	One head senior credit officer and four to six other senior credit officers (five to seven persons)	2/3 required for approval; 2/3 required to participate
Credit Officer Committee	At least one senior credit officer and two other credit officers (at least three persons)	2/3 required for approval; 2/3 required to participate

Committee	Members	Approval Process
Individual Approval
Loan Officer	Individual	Approval of the individual
Branch Manager	Individual	Approval of the individual
Head of Team	Individual	Approval of the individual
Different individuals or committees review and approve loan applications depending on various factors, including:

•	the size and type of the loan;

•	the level of credit risk established by the credit rating system;

•	whether the loan is secured by collateral; and

•	if the loan is secured, an assessment of the collateral.
Loan applications are generally reviewed only by the highest-level committee required to approve the loan, although multiple reviews, including separate reviews at the branch, regional and headquarters level, may occur depending on the size and terms of any particular loan or a borrower’s credit risk.
Corporate Loan Approval Process
Woori Bank’s branches review corporate loan applications using a credit evaluation system for corporate borrowers. Each corporate credit evaluation system measures various quantitative and qualitative factors. The model used by the credit evaluation system to review an application depends, however, on certain characteristics of the potential borrower. Woori Bank’s credit risk management unit, together with its large corporate loan department and small- and medium-sized
enterprise loan department, has developed separate credit evaluation models for large corporate borrowers that are subject to external audit under the Act on External Audits of Stock Companies, large corporate borrowers that are not subject to external audit, medium-sized
enterprises and SOHO borrowers that either have outstanding loans, or are applying for a loan, in excess of ￦1 billion. In general, each model uses scores from both a computerized evaluation of quantitative financial factors, such as cash flow, income and other representative financial information, and more qualitative factors which are scored using judgments by the credit officer or officers reviewing the application to produce an overall credit risk rating. These credit evaluation systems provide Woori Bank with tools to make consistent credit decisions and assist it in making risk-based pricing decisions. Woori Bank’s Credit Wizard system, depending on whether the borrower is audited by independent auditors and its size, produces two separate scores based on one of five principal rating models: one for quantitative current financial factors, which is weighted 60 to 70% in determining the Credit Wizard credit risk rating, and another for the more qualitative factors that the judgment of credit officers plays a significant part in determining, which is weighted 30 to 40%. The Credit Wizard credit risk rating estimates the probability that Woori Bank will recover extended credits and the likelihood that borrowers will default. Qualitative factors included in the Credit Wizard system include:

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
and above, and, at the other extreme for unsecured loans, loan applications in excess of ￦4 billion for a borrower or facility with a credit risk rating of BB– to C. Applications from borrowers with loans on a watch list (see “—Credit Review and Monitoring” below) are also closely monitored.
Woori Bank has adopted a separate and simpler credit evaluation system for SOHOs (such as pharmacies, clinics and restaurants) that either have outstanding loans, or are applying for a loan, of ￦1 billion or less. The system uses simpler credit evaluation models and resembles Woori Bank’s application scoring system for new retail customers. It assigns a credit grade ranging from one to ten to each application based on its evaluation of various factors. Applications are classified as “automatically approved,” “automatically rejected” or “subject to further evaluation,” which is the same as the consumer loan approval process, based on a combination of the internal credit scoring system and the external credit score. For existing borrowings (such as roll-overs of outstanding amounts), such SOHO credit evaluation system is supplemented with a behavioral scoring system. The behavioral scoring system enhances the SOHO credit evaluation system by enabling the consideration of factors such as the customer’s spending history and credit behavior.
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
In evaluating applications, credit officers or the Loan Committee will often, in addition to reviewing ratings from these credit evaluation models, also refer to corporate information gathered or ratings assigned by external credit rating agencies, including NICE Investors Service, Korea Investors Service and Korea Ratings, among others. They review the information we obtain from these sources and compare it to the information we have developed internally with respect to our customers to improve the accuracy of our internal credit ratings.

Consumer Loan Approval Process
The consumer loan department of Woori Bank evaluates and approves consumer loan applications using a dedicated consumer credit evaluation system. Woori Bank’s consumer credit evaluation system assigns a credit score to each application based on its evaluation of various factors. These factors include any loan and guarantee limits Woori Bank has set for particular borrowers or groups of borrowers and our evaluation of their cash flows and credit profiles. The system gives each customer’s loan application a grade ranging from one to ten. Woori Bank also uses another score based on the external ratings provided by the Korea Credit Bureau and NICE Information Service Inc. Applications are classified as “automatically approved,” “automatically rejected” and “subject to further evaluation” based on a combination of the scores of these two systems. Woori Bank uses these systems to evaluate all new consumer loan applications, except for:

•	loans fully secured by deposits with Woori Bank;

•	collective mortgage loans; and

•	National Housing and Urban Fund mortgage loans.
Woori Bank augments its consumer credit evaluation system with a behavioral scoring system. The behavioral scoring system enhances the consumer credit evaluation system by enabling the consideration of factors such as the customer’s spending history and credit behavior. By the nature of the information it analyzes, however, the behavioral scoring system can only be used for applications of persons who are existing borrowers, generally consisting of roll-overs of outstanding amounts.
We also evaluate any collateral to which a consumer loan application relates (which principally consists of residential properties) using the fair value of the underlying collateral appraised by KB Land, the Korea Real Estate Board or external appraisal experts as part of our loan approval process. Such appraisals are collated in the Credit Wizard system used by Woori Bank, and such information is updated periodically to reflect changes (such as any changes in credit scores of borrowers or the appraisal value of collateral). For example, Woori Bank automatically obtains re-evaluations
for the underlying collateral for secured consumer loans and mortgages every month with respect to apartments. If the value of the collateral declines, we may have the ability to require that the borrower provide more collateral or to change the payment terms of the relevant loan.
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
chaebol
, and to manage the credit limits for all kinds of business transactions. Woori Bank monitors and analyzes these exposures on a monthly basis. Corporate borrowers on Woori Bank’s “watch list” are monitored more closely and with respect to additional aspects of their relationships with us. Woori Bank places borrowers on its watch list when it believes that any impediment on a borrower’s ability to meet its financial obligations exists or is pending. Woori Bank may also monitor newly extended credits or any additional credits extended to a previous borrower more frequently if it believes additional monitoring is necessary after reviewing the loan approval process. Credits outstanding to a particular industry or region that Woori Bank believes are higher risk are monitored even more frequently. Based on the results of such monitoring, the loan review unit of Woori Bank provides monthly reports to its chief executive officer and its Risk Management Committee.
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
Woori Card’s credit risk management system has also been able to run various simulations in connection with monitoring its operations, including:

•
new product simulations
, which predict a customer’s likely spending pattern when using a new credit card product and analyzes that pattern to predict the new product’s costs, delinquencies and profitability; and

•	credit use limit simulations , which test whether a customer’s credit limit has been properly set by simulating an increase or decrease of that limit.
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
Credit Remediation
We believe that by centralizing the management of our
non-performing
credits within each subsidiary, we can implement uniform policies for non-performing
credit resolution, pool institutional knowledge and create a more specialized (and therefore more efficient) work force. To the extent relevant to its business, each of our subsidiaries has one or more units that are responsible for managing non-performing
loans. At Woori Bank, for example, the Credit Management and Collection Department and the Corporate Restoration Department generally oversee the process for resolving non-performing
loans transferred to them by Woori Bank’s other business groups. When a loan becomes non-performing,
the Credit Management and Collection Department and the Corporate Restoration Department will begin a due diligence review of the borrower’s financial condition, send a notice demanding payment or stating that the group will take legal action, and prepare for legal action. At the same time, Woori Bank initiates its non-performing
loan management process. Once Woori Bank has confirmed the details of a non-performing
loan, it makes efforts to recover amounts owed to it. Methods for resolving non-performing
loans include commencing collection proceedings or legal actions and writing off such loans, transferring them to affiliates in charge of collection and authorizing those subsidiaries to recover what they can. We have also disposed of a number of non-performing
credits to UAMCO and various structured companies. See “Item 4.B. Business Overview—Assets and Liabilities—Asset Quality of
Loans—Non-Performing
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

The following table shows the volume and types of Woori Bank’s trading positions (including trust accounts) subject to market risk as of the dates indicated:

	As of December 31,
	2020		2021

	(in millions of Won)
Debt securities	￦	1,299,687	￦	1,492,053
Equity securities		53,086		23,270
Spot exchanges (1)		1,434,417		1,635,226
Derivatives (2)		14,141,105		10,440,258

Total	￦	16,928,295	￦	13,590,806

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

The Board Risk Management Committee monitors market risk both for the group and for each relevant subsidiary individually. See “—Overview.” The Board Risk Management Committee has established a maximum “risk appetite” for each relevant subsidiary, which is defined as the risk capital of such subsidiary divided by its available capital. “Risk capital” is a benchmark figure that determines the market risk limits, accumulated loss limits (for trading portfolios) and present value of a basis point (or PVBP) limits (for non-trading
debt securities) for each subsidiary. Available capital generally consists of shareholder’s equity. Using this benchmark, as of December 31, 2021, we have established market risk limits with respect to Woori Bank as shown in the following table:

Trading Portfolio			Non-Trading Portfolio
VaR Limit	Accumulated Loss Limit		PVBP Limit
	Quarter	Annual
(in billions of Won)
￦ 19.2	￦ 117.4	￦ 234.8	￦ 8.7
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
The following table shows Woori Bank’s daily VaR as of the dates indicated at a 99% confidence level for a one-day
holding period, for interest rate risk, equity risk, foreign exchange risk and commodity risk relating to its trading activities.

	Interest Rate Risk	Foreign Exchange Risk	Equity Risk	Commodity Risk	Less: Diversification	VaR for Overall Trading Activities

	(in millions of Won)
As of December 31, 2020	6,815	11,160	2,283	0	11,087	9,171
As of December 31, 2021	4,177	5,904	2,972	0	6,072	6,981
In 2019, 2020 and 2021, the average, high, low and ending amounts of Woori Bank’s daily VaR relating to its trading activities (at a 99% confidence level for a one-day
holding period) were as follows:

	As of December 31, 2019		For the year ended December 31, 2019						As of December 31, 2020		For the year ended December 31, 2020						As of December 31, 2021		For the year ended December 31, 2021
			Average		Maximum		Minimum				Average		Maximum		Minimum				Average		Maximum		Minimum

Interest risk	￦	5,052	￦	3,406	￦	5,725	￦	1,176	￦	6,815	￦	7,959	￦	15,065	￦	2,427	￦	4,177	￦	4,681	￦	14,017	￦	2,405
Foreign exchange risk		5,028		5,033		6,469		4,395		11,160		8,814		11,233		4,613		5,904		6,745		13,144		4,747
Equity risk		3,730		3,203		5,935		1,146		2,283		5,783		14,394		1,982		2,972		3,637		6,676		1,609
Commodity risk		0		1		32		0		0		0		0		0		0		0		0		0
Diversification		(6,233)		(5,127)		(9,229)		(2,339)		(11,087)		(11,175)		(18,796)		(3,452)		(6,072)		(7,300)		(20,007)		(3,628)

Total risk	￦	7,577	￦	6,516	￦	8,932	￦	4,378	￦	9,171	￦	11,381	￦	21,896	￦	5,570	￦	6,981	￦	7,763	￦	13,831	￦	5,134

The graph of Woori Bank’s daily 99% VaR relating to its trading activities in 2021 is as follows:

Standardized Method.
The standardized method is used to measure the market risk of the positions for which the Financial Supervisory Service has not approved the use of the VaR method. The following table shows Woori Bank’s market risk capital charges measured using the standardized method as of the dates indicated:

	As of December 31,
	2020		2021

	(in millions of Won)
Risk categories
Interest risk	￦	7,775	￦	20,511
Equity risk		7,345		8,569
Foreign exchanges risk		37,026		50,899
Commodity risk		0		0

Total	￦	52,146	￦	79,979

Back-testing.
Woori Bank conducts back testing on a daily basis to validate the adequacy of its market risk management. Back testing compares both the actual and hypothetical profit and loss with VaR calculations and analyzes any results that fall outside a predetermined confidence interval of 99%. The number of times the actual changes in Woori Bank’s profit and loss exceeded the VaR amounts in 2019, 2020 and 2021 was 3.
Stress test.
In addition to VaR, Woori Bank performs stress testing to measure market risk. As VaR assumes normal market situations, Woori Bank assesses its market risk exposure to abnormal market fluctuations through stress testing. Stress testing is an important way of supporting VaR since VaR is a statistical expression of possible loss under a given confidence level and holding period. It does not cover potential loss if the market moves in a manner that is outside normal expectations. Stress testing projects the anticipated change in value of holding positions under certain scenarios assuming that no action is taken during a stress event to change the risk profile of a portfolio. The following table shows, for Woori Bank, the loss that would have occurred in its trading portfolio as of December 31, 2021 for assumed short-term extreme changes of a
+/-20%
change in the equity market and a
+/-60
basis point change from interest rates prevailing in the market on that date, under an abnormal stress environment.

	(in billions of Won, except percentages)
Equity Market Chart Market fluctuation amount		(20)%		(10)%		(5)%		5%		10%		20%

	￦	(167.9)	￦	(45.4)	￦	(14.6)	￦	(1.4)	￦	(15.5)	￦	(47.7)

	(in billions of Won, except basis points)
Interest Rate Chart Basis point fluctuation amount		(60) basis points		(40) basis points		(20) basis points		20 basis points		40 basis points		60 basis points

	￦	28.0	￦	19.3	￦	10.0	￦	(10.2)	￦	(20.3)	￦	(30.4)

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
Each of our relevant subsidiaries monitors changes in, and matches of, foreign-currency assets and liabilities in order to reduce exposure to currency fluctuations. Most of our foreign exchange risk arises in connection with the operations of Woori Bank. Our relevant subsidiaries also manage risks relating to exchange rate fluctuations through foreign exchange dealing, including by their overseas branches. However, we conduct foreign exchange dealings primarily on behalf of our customers. Our counterparties are generally domestic and foreign financial institutions and banks. The following table sets forth information concerning Woori Bank’s limits on proprietary foreign exchange dealings as of December 31, 2021:

	Won/U.S. Dollar Dealing				Dealings in other currencies
	Headquarters				Headquarters				Overseas Branches
	Total		Individual		Total		Individual		Total		Individual

	(in millions of US$)
Open position
Daily maximum limit	US$	1,000	US$	200	US$	200	US$	50	US$	60	US$	15
Daily closing limit		200		50		100		20		30		6
Stop loss:
Daily		2		0.5		0.8		0.15		0.24		0.045
Monthly		3		0.8		2		0.5		0.6		0.15
The following table shows the
non-consolidated
net open positions of Woori Bank as of the dates indicated. Positive amounts represent long exposures and negative amounts represent short exposures.

	As of December 31,
	2020		2021

	(in millions of US$)
Currency
U.S. dollar	US$	(307.4)	US$	(57.0)
Japanese yen		(80.1)		(60.7)
Euro		(642.3)		(623.2)
Others		303.7		254.0

Total	US$	(726.1)	US$	(487.0)

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
We measure interest rate risk for Won and foreign currency assets and liabilities, including derivatives and principal guaranteed trust accounts. Most of our interest-earning assets and interest-bearing liabilities are denominated in Won and our foreign currency-denominated assets and liabilities are mostly denominated in U.S. dollars. We believe, however, that our interest rate sensitivity is limited with respect to our
Won-denominated
assets. Deposits in Won generally bear fixed rates of interest for fixed time periods (other than deposits payable on demand which constituted approximately 54.2% of our total deposits in Won as of December 31, 2021). We generally adjust the interest rates on these deposits when they are rolled over. In addition, as of December 31, 2021, 97.7% of those deposits had current maturities of one year or less. As of December 31, 2021, approximately 70.4% of our
Won-denominated
loans bore floating rates of interest, and 57.3% of those loans had current maturities of one year or less.
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
The following tables show, for Woori Bank, on a
non-consolidated
basis pursuant to the guidelines of the Financial Supervisory Service, the interest rate gap for
Won-denominated
accounts and foreign currency-denominated accounts as of December 31, 2021:

	As of December 31, 2021
	0-3 Months		3-6 Months		6-12 Months		1-3 Years		Over 3 Years		Total

	(in billions of Won, except percentages)
Won-denominated accounts:
Interest rate-sensitive assets
Free interest rate	￦	18,037	￦	16,757	￦	10,672	￦	19,697	￦	11,619	￦	76,782
Market interest rate		147,301		38,531		17,460		28,657		17,690		249,639
Interest rate pegged to customer deposit		76		92		124		43		15		350

Total	￦	165,414	￦	55,380	￦	28,256	￦	48,397	￦	29,324	￦	326,771

Interest rate-sensitive liabilities
Free interest rate	￦	36,314	￦	5,556	￦	9,961	￦	32,138	￦	33,128	￦	117,097
Market interest rate		88,612		28,943		44,781		13,004		2,916		178,256

Total	￦	124,926	￦	34,499	￦	54,742	￦	45,142	￦	36,044	￦	295,353

Sensitivity gap		40,488		20,881		(26,486)		3,255		(6,720)		31,418
Cumulative gap		40,488		61,369		34,883		38,138		31,418		31,418
% of total assets (1)		11.47%		17.39%		9.89%		10.81%		8.90%		8.90%
Total assets in Won											￦	352,862

	As of December 31, 2021
	0-3 Months		3-6 Months		6-12 Months		1-3 Years		Over 3 Years		Total

	(in millions of US$, except percentages)
Foreign currency-denominated accounts:
Interest rate-sensitive assets
Free interest rate	US$	0	US$	0	US$	0	US$	0	US$	0	US$	0
Market interest rate		18,350		2,470		1,718		560		561		23,659
Interest rate pegged to customer deposit		0		0		0		0		0		0

Total	US$	18,350	US$	2,470	US$	1,718	US$	560	US$	561	US$	23,659

Interest rate-sensitive liabilities
Free interest rate	US$	0	US$	0	US$	0	US$	0	US$	19	US$	19
Market interest rate		7,598		2,917		2,678		2,944		897		17,034

Total	US$	7,598	US$	2,917	US$	2,678	US$	2,944	US$	916	US$	17,053

Sensitivity gap		10,752		(447)		(960)		(2,384)		(355)		6,606
Cumulative gap		10,752		10,305		9,345		6,961		6,606		6,606
% of total assets (1)		28.65%		27.45%		24.90%		18.54%		17.60%		17.60%
Total assets in US$											US$	37,533

(1)	Represents the cumulative gap as a percentage of total assets.

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
The following table shows, for Woori Bank, with respect to
Won-denominated
assets and liabilities, duration gaps and net asset value changes when the interest rate increases by one percentage point as of the specified dates:

Date	Interest-bearing asset duration	Interest-bearing liability duration	Total asset/liability duration gap	Net asset value change
	(in years)	(in years)	(in years)	(in billions of Won)
June 30, 2020	1.02	0.92	0.18	507
December 31, 2020	0.94	0.93	0.07	213
June 30, 2021	0.95	0.97	(0.01)	49
December 31, 2021	0.91	0.95	0.00	24
We set interest rate risk limits using the historical simulation method, which uses actual historical price, volatility and yield changes in comparison with the current position to generate hypothetical portfolios and calculate a distribution of position and portfolio market value changes. The following table shows Woori Bank’s interest rate ΔEVE with respect to its
Won-denominated
assets and liabilities for each of the quarters since the fourth quarter of 2020:

	Fourth Quarter 2020	First Quarter 2021	Second Quarter 2021	Third Quarter 2021	Fourth Quarter 2021

(in billions of Won)
Interest rate Δ EVE	￦136.5	￦208.9	￦67.1	￦110.7	￦200.6
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

•
maintain a liquidity coverage ratio of not less than 100% (temporarily reduced to 85% until June 2022, to 90% until September 2022, to 92.5% until December 2022, to 95% until March 2023 and to 97.5% until June 2023 in response to the
COVID-19
pandemic);

•
maintain a foreign currency liquidity coverage ratio of not less than 80% (temporarily reduced to 70% until June 2022 for purposes of increasing foreign currency liquidity in the Korean financial markets); and

•	submit monthly reports with respect to the maintenance of these ratios.
In April 2020, in order to encourage financial institutions to provide financial support to companies adversely affected by
COVID-19,
the Financial Services Commission announced that it would temporarily lower the required liquidity coverage ratio to 85% and the required foreign currency liquidity coverage ratio to 70%. Following a series of extensions by the Financial Services Commission, the temporary deregulation measures for the foreign currency liquidity coverage ratio are currently scheduled to expire at the end of June 2022, while the temporary deregulation measures for the liquidity coverage ratio will incrementally return to normal until its final expiration in June 2023.
As of December 31, 2021, Woori Bank’s
30-day
liquidity coverage ratio was 89.8%, above the Financial Services Commission’s standard of 85%.
The following table shows the liquidity status, on a cumulative basis, and limits for foreign currency accounts of Woori Bank on a non-consolidated
basis as of December 31, 2021 in accordance with the Financial Services Commission’s regulations:

	7 days or less		8 days – 1 month		3 months or less

	(in millions of US$, except percentages)
Foreign currency accounts:
Foreign currency assets	US$	20,544	US$	13,417	US$	16,024
Foreign currency liabilities		12,470		13,965		16,161
Maturity gap		8,074		(548)		(137)
Cumulative gap (A)		8,074		7,526		7,389
Total assets (B)		155,633		155,633		155,633
Liquidity gap ratio (A/B)		5.19%		4.84%		117.35	% (1)
Limits		(3)%		(10)%		85%

(1)	Liquidity ratio, calculated as foreign currency assets as a percentage of foreign currency liabilities.
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
cybersecurity and other technological risks.”

Item 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
Fees and Charges
Under the terms of the deposit agreement, as a holder of our ADSs, you are required to pay the following service fees to the depositary:

Services	Fees
Issuance of ADSs	Up to $0.05 per ADS issued

Cancellation of ADSs	Up to $0.05 per ADS cancelled

Distribution of cash dividends or other cash distributions	Up to $0.05 per ADS held

Distribution of ADSs pursuant to (i) stock dividends or other free stock distributions, or (ii) exercise of the rights to purchase additional ADSs	Up to $0.05 per ADS held

Distribution of securities other than ADSs or rights to purchase additional ADSs	Up to $0.05 per ADS held

ADS services	Up to $0.05 per ADS held on the applicable record date established by the depositary
As a holder of our ADSs, you are also responsible for paying certain fees and expenses such as:

•	taxes (including applicable interest and penalties) and other governmental charges;

•	fees for the transfer and registration of shares charged by the registrar and transfer agent for the shares in Korea ( i.e. , upon deposit and withdrawal of shares)

•	cable, telex and facsimile transmission and delivery expenses;

•	expenses and charges incurred in the conversion of foreign currency;

•	fees and expenses incurred in connection with compliance with exchange control regulations and other applicable regulatory requirements; and

•	fees and expenses incurred in connection with the delivery or servicing of shares on deposit.
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
Fees and Payments from the Depositary to Us
In 2021, pursuant to an agreement with us, the depositary waived, or made payments to third parties of, approximately $23,003 (net of applicable taxes) in the aggregate in connection with proxy process expenses (including printing, postage and distribution expenses), contributions towards investor relations efforts (including investor relations agency fees) and other standard out-of-pocket
maintenance costs relating to our ADS facility that were payable by us.
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
and
15d-15(e)
under the Exchange Act, as of December 31, 2021. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and principal financial officer concluded that our disclosure controls and procedures as of December 31, 2021 were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act, is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.
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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2021 based on the criteria established in the Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission in May 2013.
Based on this assessment, management believes that, as of December 31, 2021, our internal control over financial reporting is effective.
The effectiveness of our internal control over financial reporting as of December 31, 2021 has been audited by Samil PricewaterhouseCoopers, an independent registered public accounting firm, as stated in its report included herein which expressed an unqualified opinion on the effectiveness of our internal control over financial reporting as of December 31, 2021.
Changes in Internal Control Over Financial Reporting
There has been no change in our internal control over financial reporting during 2021 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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
https://www.woorifg.com
. If we amend or delete any provision of this code of ethics, we will disclose such amendment on our website at the same address.

Item 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES
The following table sets forth the fees billed to us by our independent registered public accountants, Samil PricewaterhouseCoopers, and other firms in the PricewaterhouseCoopers network (which we refer to collectively as PwC), for the fiscal years ended December 31, 2020 and 2021:

	Year ended December 31,
	2020		2021

	(in millions of Won)
Audit fees	￦	7,445	￦	8,574
Audit-related fees		50		167
Tax fees		237		437
All other fees		1,701		180

Total fees	￦	9,433	￦	9,358

Audit fees in the above table are the aggregate fees billed or expected to be billed by PwC, in connection with the audit of our annual financial statements, the review of our interim financial statements, the review of filings with the U.S. Securities and Exchange Commission and audit of the effectiveness of our internal control over financial reporting.
Audit-related fees in the above table are the aggregate fees billed or expected to be billed by PwC for agreed-upon procedures related to the issuance of comfort letters in connection with the issuance of debt securities.

Tax fees in the above table are the aggregate fees billed or expected to be billed by PwC for assistance in the preparation of certain tax returns and other tax advice.
All other fees in the above table are the aggregate fees billed in each of the fiscal years by PwC for all other services which are not part of the three categories above.
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
In August 2021, certain shareholders of Woori Financial Capital Co., Ltd. exercised their appraisal rights in connection with the “comprehensive stock exchange” under Korean law, pursuant to which Woori Financial Capital Co., Ltd. became our wholly-owned subsidiary. See “Item 4.A. History and Development of the Comp—Establishment of Woori Financial Group—Reorganization and Expansion of Woori Financial Group.” Woori Financial Capital Co., Ltd. purchased 323,322 of its shares for ￦3.7 billion and subsequently exchanged such shares for 341,667 shares of our common stock, based on an exchange ratio of 1:1.0567393.

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

NYSE Corporate Governance Standards	Woori Financial Group

Director Independence
Listed companies must have a majority of independent directors.	The majority of our board of directors is independent (as defined in accordance with the New York Stock Exchange’s standards), as seven of our nine directors are outside directors.

Executive Session
Non-management directors must meet in regularly scheduled executive sessions without management. Independent directors should meet alone in an executive session at least once a year.	Our outside directors hold quarterly meetings, which coincide with the quarterly Audit Committee meetings, to discuss matters relating to management issues. The Audit Committee consists of three outside directors.

Nomination/Corporate Governance Committee
A nomination/corporate governance committee of independent directors is required. The committee must have a charter that addresses the purpose, responsibilities (including development of corporate governance guidelines) and annual performance evaluation of the committee.	We have established a Committee for Recommending Executive Officer Candidates, which consists of seven outside directors.

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
We have established a Compensation Committee consisting of five outside directors.

Audit Committee
Listed companies must have an audit committee that satisfies the independence and other requirements of Rule
10A-3
under the Exchange Act. All members must be independent. The committee must have a charter addressing the committee’s purpose, an annual performance evaluation of the committee, and the duties and responsibilities of the committee. The charter must be made available on the company’s website.	We have established an Audit Committee consisting of three outside directors, all of whom are independent. Accordingly, we are in compliance with Rule 10A-3 under the Exchange Act.

Audit Committee Additional Requirements
Listed companies must have an audit committee that is composed of at least three directors.	Our Audit Committee has three members, as described above.

Shareholder Approval of Equity Compensation Plan
Listed companies must allow its shareholders to exercise their voting rights with respect to any material revision to the company’s equity compensation plan.	We currently have one equity compensation plan, providing for performance-linked stock-based compensation to officers and directors.

All material matters related to the granting of stock options are provided in our articles of incorporation, and any amendments to the articles of incorporation are subject to shareholders’ approval.

Corporate Governance Guidelines
Listed companies must adopt and disclose corporate governance guidelines.	We have adopted corporate governance standards, the Korean-language version of which is available on our website.

Code of Business Conduct and Ethics
Listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers.	We have adopted a Code of Ethics and Business Conduct for Directors, Officers and Employees, the Korean-language version of which is available on our website.

Item 16H.	MINE SAFETY DISCLOSURE
Not Applicable

Item 16I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS
Not Applicable

Item 17.	FINANCIAL STATEMENTS
Not Applicable

Item 18.	FINANCIAL STATEMENTS
Reference is made to Item 19(a) for a list of all financial statements filed as part of this annual report.

Item 19.	EXHIBITS

(a)	List of financial statements:

(b)	Exhibits
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

Number	Description
1.1	Articles of Incorporation of Woori Financial Group (translation in English).

2.1*	Form of Stock Certificate of Woori Financial Group’s common stock, par value ￦5,000 per share (translation in English).

2.2**	Form of the Second Amended and Restated Deposit Agreement by and among Woori Financial Group, Citibank, N.A., as depositary, and all holders and beneficial owners from time to time of American depositary shares issued thereunder, including the form of American depositary receipt.

2.3***	Description of Woori Financial Group’s Capital Stock.

2.4****	Description of Woori Financial Group’s American Depositary Shares.

8.1*****	List of subsidiaries of Woori Financial Group.

11.1******	Code of Ethics (translation in English).

12.1	Section 302 certifications.

13.1	Section 906 certifications.

101.INS	Inline XBRL Instance Document

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (Embedded within Inline XBRL Instance Document).

*	Incorporated by reference to exhibit 2.1 to the Annual Report on Form 20-F (File No. 001-31811), filed on April 30, 2019.
**	Incorporated by reference to exhibit (a)(1) to the Registration Statement on Form F-6 (File No. 333-229197), filed on January 11, 2019.
***	See Item 10.B. Memorandum and Articles of Association .
****	Incorporated by reference to exhibit 2.4 to the Annual Report on Form 20-F (File No. 001-31811), filed on April 29, 2020.
*****	See Note 1 of the notes to the consolidated financial statements of the registrant included in this Annual Report.
******	Incorporated by reference to exhibit 11.1 to the Annual Report on Form 20-F (File No. 001-31811), filed on April 30, 2021.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form
20-F
and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Woori Financial Group Inc. (Registrant)

/s/ Tae-Seung Son
(Signature)

Tae-Seung Son
Chief Executive Officer
(Name/Title)
Date: May 16, 2022

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of
Woori Financial Group Inc.:
Opinions on the Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying consolidated statements of financial position of Woori Financial Group Inc. and its subsidiaries (the “Company”) as of December 31, 2021 and 2020, and the related consolidated statements of comprehensive income, of changes in equity and of cash flows for each of the two years in the period ended December 31, 2021, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2021, based on criteria established in
Internal Control—Integrated Framework
(2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2021 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on criteria established in
Internal Control—Integrated Framework
(2013) issued by the COSO.
Basis for Opinions
The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the Management’s Annual Report on Internal Control over Financial Reporting appearing under Item 15. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.
Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

F-1

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
Allowances for Credit Losses
As described in Note 4 and 10 to the consolidated financial statements, as of 31 December 2021, the allowances for expected credit losses were ￦1,886,710 million on total loans at amortized cost of ￦338,686,220 million. The Group recognizes allowances for expected credit losses on loans measured at amortized cost under both individual and collective assessments. For collectively assessed loans, allowances are determined based on assumptions and inputs in the models used for estimating expected credit loss. Significant judgment is applied in management’s estimation including qualitative factors affecting credit ratings of corporate borrowers, complexities involved in the criteria for determining forward-looking models, qualitative adjustments to incorporate forward-looking macroeconomic information, and the effect of government-led
loan deferment. Allowances for expected credit losses for individually assessed loans are determined based on the estimation of the expected future cash flows.
The principal considerations for our determination that performing procedures relating to the allowances for expected credit losses is a critical audit matter are (i) there was significant judgment by management in determining the allowances, which in turn led to a high degree of auditor subjectivity in performing procedures related to the expected credit loss models, key assumptions, such as credit ratings of corporate borrowers, determination of the forward-looking models, qualitative adjustments and the expected future cash flow estimation related to individually assessed exposures, (ii) there was significant judgment and effort in evaluating audit evidence related to these models, judgments and assumptions used to determine the allowances and (iii) the audit effort involved the use of professionals with specialized skills and knowledge.

F-2

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the estimation process, which included controls over the data, models and assumptions used in determining the allowances for expected credit losses. These procedures also included, among others, testing management’s process in estimating the allowances for expected credit losses, including (i) evaluating the reasonableness of credit ratings of certain corporate borrowers, (ii) evaluating the reasonableness of management’s development and selection of forward-looking models and adjustments on forward-looking information, (iii) evaluating the reasonableness of significant assumptions used in the adjustments due to the government-led
loan deferment and (iv) evaluating the reasonableness of expected future cash flows related to individually assessed exposures. The procedures also included the involvement of professionals with specialized skills and knowledge to assist in evaluating the reasonableness of forward-looking models and adjustments on the forward looking information and the adjustments due to the government-led
loan deferment.
/s/ Samil PricewaterhouseCoopers
Seoul, Korea
May 16, 2022
We have served as the Company’s auditor since 2020.

F-3

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the shareholders and the Board of Directors of Woori Financial Group Inc.:
Opinion on the Financial Statements
We have audited the consolidated statement of comprehensive income, changes in equity, and cash flows of Woori Financial Group Inc. and subsidiaries (the “Group”) for the year ended December 31, 2019 (all expressed in Korean Won), and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the results of the Group’s operations and its cash flows for the year ended December 31, 2019, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
Basis for Opinion
These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on the Group’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
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
/s/     DELOITTE ANJIN LLC
Seoul, Korea
April 29, 2020
We have served as the Group’s auditor from 2002. In 2020 we became the predecessor auditor.

F-4

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS OF DECEMBER 31, 2020 AND 2021

	Korean Won		U.S. Dollars
	December 31, 2020	December 31, 2021	December 31, 2021

	(in millions)		(in thousands)
ASSETS

Cash and cash equivalents (Note 6)	9,990,983	7,565,818	6,365,319
Financial assets at fair value through profit or loss (“FVTPL”) (Notes 4, 7, 11, 12, 18 and 26)	14,762,941	13,497,234	11,355,573
Financial assets at fair value through other comprehensive income (“FVTOCI”) (Notes 4, 8, 11, 12, and 18)	30,028,929	39,119,789	32,912,493
Securities at amortized cost (Notes 4, 9, 11, 12 and 18)	17,020,839	17,086,274	14,375,125
Loans and other financial assets at amortized cost (Notes 4, 10, 11, 12, 18 and 41)	320,106,078	361,932,872	304,503,510
Investments in joint ventures and associates (Note 13)	993,291	1,335,167	1,123,311
Investment properties (Notes 14 and 18)	387,464	389,495	327,692
Premises and equipment (Notes 15 and 18)	3,287,198	3,174,720	2,670,974
Intangible assets (Note 16)	792,077	785,386	660,766
Assets held for sale (Note 17)	60,002	26,327	22,150
Net defined benefit asset (Note 24)	5,658	21,346	17,959
Current tax assets (Note 38)	75,655	22,598	19,012
Deferred tax assets (Note 38)	46,088	31,131	26,191
Derivative assets (Designated for hedging) (Notes 4,11,12 and 26)	174,820	106,764	89,823
Other assets (Notes 19 and 41)	1,348,994	2,088,950	1,757,488

Total assets	399,081,017	447,183,871	376,227,386

LIABILITIES
Financial liabilities at fair value through profit or loss (“FVTPL”) (Notes 4, 11, 12, 20 and 26)	6,813,822	4,873,458	4,100,167
Deposits due to customers (Notes 4,11,21 and 41)	291,477,279	317,899,871	267,457,405
Borrowings (Notes 4, 6, 11, 12 and 22)	20,745,466	24,755,459	20,827,410
Debentures (Notes 4, 6, 11 and 22)	37,479,358	44,653,864	37,568,454
Provisions (Notes 23, 40 and 41)	501,643	576,134	484,716
Net defined benefit liability (Note 24)	52,237	47,986	40,372
Current tax liabilities (Note 38)	370,718	584,491	491,747
Deferred tax liabilities (Note 38)	160,250	169,842	142,892
Derivative liabilities (Designated for hedging) (Notes 4,11,12 and 26)	64,769	27,584	23,207
Other financial liabilities (Notes 4, 6, 11, 12, 25 and 41)	14,215,817	24,233,226	20,388,041
Other liabilities (Notes 6, 25 and 41)	473,813	556,853	468,495

Total liabilities	372,355,172	418,378,768	351,992,906

EQUITY
Owners’ equity (Note 28)	23,053,608	25,796,927	21,703,624
Capital stock	3,611,338	3,640,303	3,062,681
Hybrid securities	1,895,366	2,294,381	1,930,322
Capital surplus	626,111	682,385	574,108
Other equity	(2,347,472)	(2,167,614)	(1,823,669)
Retained earnings	19,268,265	21,347,472	17,960,182
Non-controlling interests	3,672,237	3,008,176	2,530,856

Total equity	26,725,845	28,805,103	24,234,480

Total liabilities and equity	399,081,017	447,183,871	376,227,386

The above consolidated financial statements should be read in conjunction with the accompanying notes.

F-
5

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

	Korean Won			U.S. Dollars
	2019	2020	2021	2021

	(in millions, except for per share data)			(in thousands, except per share data) (Note 2)
Interest income	10,576,770	9,523,853	9,894,749	8,324,709
Financial assets at FVTPL	50,619	48,612	45,803	38,535
Financial assets at FVTOCI	474,751	437,527	381,814	321,230
Financial assets at amortized cost	10,051,400	9,037,714	9,467,132	7,964,944
Interest expense	(4,683,064)	(3,525,341)	(2,909,028)	(2,447,441)

Net interest income (Notes 11, 30 and 41)	5,893,706	5,998,512	6,985,721	5,877,268
Fees and commissions income	1,709,326	1,694,016	2,171,705	1,827,112
Fees and commissions expense	(606,698)	(679,977)	(700,930)	(589,711)

Net fees and commissions income (Notes 11, 31 and 41)	1,102,628	1,014,039	1,470,775	1,237,401
Dividend income (Notes 11, 32 and 41)	107,959	138,543	309,211	260,147
Net gain on financial instruments at FVTPL (Notes 11, 33 and 41)	25,455	421,709	325,751	274,063
Net gain on financial assets at FVTOCI (Notes 11 and 34)	11,015	24,138	32,624	27,447
Net gain arising on financial assets at amortized cost (Note 11)	102,115	44,443	107,317	90,289
Impairment losses due to credit loss (Notes 35 and 41)	(374,244)	(784,371)	(536,838)	(451,656)
General and administrative expenses (Notes 36 and 41)	(3,766,077)	(3,956,181)	(4,147,411)	(3,489,324)
Other net operating expense (Notes 11, 26, 36 and 41)	(302,581)	(820,438)	(887,401)	(746,593)

Operating income	2,799,976	2,080,394	3,659,749	3,079,042
Share of gain of joint ventures and associates (Note 13)	83,997	101,077	62,196	52,327
Other non-operating expenses	(160,924)	(180,220)	(34,900)	(29,362)

Non-operating income (expense) (Note 37)	(76,927)	(79,143)	27,296	22,965
Net income before income tax expense	2,723,049	2,001,251	3,687,045	3,102,007
Income tax expense (Note 38)	(685,453)	(486,002)	(924,766)	(778,030)
Net income	2,037,596	1,515,249	2,762,279	2,323,977

(Continued)

F-
6

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME—(CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

	Korean Won			U.S. Dollars
	2019	2020	2021	2021

	(in millions, except for per share data)			(in thousands, except per share data) (Note 2)

Net gain (loss) on valuation of equity securities at FVTOCI	(58,129)	47,246	34,069	28,663
Changes in capital due to equity method	—	(2,065)	(2,607)	(2,193)
Remeasurement gain (loss) related to defined benefit plan	(34,648)	9,783	65,067	54,743

Items that will not be reclassified to profit or loss	(92,777)	54,964	96,529	81,213
Net gain (loss) on valuation of debt securities at FVTOCI	43,988	12,114	(184,396)	(155,137)
Changes in capital due to equity method	613	(233)	4,133	3,477
Net gain (loss) on foreign currency translation of foreign operations	101,781	(153,472)	246,808	207,646
Net gain (loss) on valuation of cash flow hedge	(1,823)	4,420	7,107	5,979

Items that may be reclassified to profit or loss	144,559	(137,171)	73,652	61,965
Other comprehensive income (loss), net of tax	51,782	(82,207)	170,181	143,178
Total comprehensive income	2,089,378	1,433,042	2,932,460	2,467,155

Net income attributable to:
Net income attributable to owners	1,872,207	1,307,266	2,542,844	2,139,361
Net income attributable to non-controlling interests	165,389	207,983	219,435	184,616
Total comprehensive income attributable to:
Comprehensive income attributable to owners	1,914,393	1,233,097	2,700,672	2,272,145
Comprehensive income attributable to non-controlling interests	174,985	199,945	231,788	195,010
Earnings per share (Note 39)
Basic and diluted earnings per share (Unit: In Korean Won and U.S. Dollar)	2,727	1,742	3,419	2.876
The above consolidated financial statements should be read in conjunction with the accompanying notes.

F-
7

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

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

F-
8

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY—(CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

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

(Continued)

F-
9

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY—(CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

	Capital Stock	Hybrid securities	Capital surplus	Other equity	Retained earnings	Owners’ equity in total	Non-controlling interests	Total equity

	(Korean Won in millions)
January 1, 2021	3,611,338	1,895,366	626,111	(2,347,472)	19,268,265	23,053,608	3,672,237	26,725,845
Total comprehensive income
Net income	—	—	—	—	2,542,844	2,542,844	219,435	2,762,279
Net gain (loss) on valuation of financial instruments at FVTOCI	—	—	—	(150,470)	—	(150,470)	143	(150,327)
Net gain (loss) due to disposal of equity securities at FVTOCI	—	—	—	(2,220)	2,220	—	—	—
Changes in capital due to equity method	—	—	—	2,472	(946)	1,526	—	1,526
Gain on foreign currency translation of foreign operations	—	—	—	234,583	—	234,583	12,225	246,808
Gain on valuation of cash flow hedge	—	—	—	6,938	—	6,938	169	7,107
Capital related to non-current assets held for sale	—	—	—	(947)	947	—	—	—
Remeasurement gain related to defined benefit plan	—	—	—	65,251	—	65,251	(184)	65,067
Transactions with owners and others
Comprehensive stock exchange	28,965	—	35,197	—	—	64,162	—	64,162
Dividends to common stocks	—	—	—	—	(368,357)	(368,357)	(9,391)	(377,748)
Acquisition of treasury stocks	—	—	—	(3,819)	—	(3,819)	—	(3,819)
Issuance of hybrid securities	—	399,015	—	—	—	399,015	—	399,015
Dividends to hybrid securities	—	—	—	—	(66,250)	(66,250)	(144,923)	(211,173)
Redemption of hybrid securities	—	—	—	(27,365)	—	(27,365)	(549,904)	(577,269)
Changes in subsidiaries’ capital	—	—	9,382	32,445	(31,251)	10,576	(11,296)	(720)
Others	—	—	11,695	22,990	—	34,685	(180,335)	(145,650)

December 31, 2021	3,640,303	2,294,381	682,385	(2,167,614)	21,347,472	25,796,927	3,008,176	28,805,103

	Capital Stock	Hybrid securities	Capital surplus	Other equity	Retained earnings	Owners’ equity in total	Non-controlling interests	Total equity

	(U.S dollars in thousands) (Note 2)
January 1, 2021	3,038,312	1,594,621	526,763	(1,974,989)	16,210,891	19,395,598	3,089,548	22,485,146
Total comprehensive income
Net income	—	—	—	—	2,139,361	2,139,361	184,616	2,323,977
Net gain (loss) on valuation of financial instruments at FVTOCI	—	—	—	(126,594)	—	(126,594)	120	(126,474)
Net gain (loss) due to disposal of equity securities at FVTOCI	—	—	—	(1,868)	1,868	—	—	—
Changes in capital due to equity method	—	—	—	2,080	(796)	1,284	—	1,284
Gain on foreign currency translation of foreign operations	—	—	—	197,361	—	197,361	10,285	207,646
Gain on valuation of cash flow hedge	—	—	—	5,837	—	5,837	142	5,979
Capital related to non-current assets held for sale	—	—	—	(797)	797	—	—	—
Remeasurement gain related to defined benefit plan	—	—	—	54,897	—	54,897	(154)	54,743
Transactions with owners and others
Comprehensive stock exchange	24,369	—	29,612	—	—	53,981	—	53,981
Dividends to common stocks	—	—	—	—	(309,908)	(309,908)	(7,901)	(317,809)
Acquisition of treasury stocks	—	—	—	(3,213)	—	(3,213)	—	(3,213)
Issuance of hybrid securities	—	335,701	—	—	—	335,701	—	335,701
Dividends to hybrid securities	—	—	—	—	(55,738)	(55,738)	(121,927)	(177,665)
Redemption of hybrid securities	—	—	—	(23,023)	—	(23,023)	(462,648)	(485,671)
Changes in subsidiaries’ capital	—	—	7,893	27,298	(26,293)	8,898	(9,504)	(606)
Others	—	—	9,840	19,342	—	29,182	(151,721)	(122,539)

December 31, 2021	3,062,681	1,930,322	574,108	(1,823,669)	17,960,182	21,703,624	2,530,856	24,234,480

The above consolidated financial statements should be read in conjunction with the accompanying notes.

F-
10

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

	Korean Won			U.S. Dollars
	2019	2020	2021	2021

	(in millions)			(in thousands) (Note 2)
Cash flows from operating activities:
Net income	2,037,596	1,515,249	2,762,279	2,323,977
Adjustments to net income:
Income tax expense	685,453	486,002	924,766	778,030
Interest income	(10,576,770)	(9,523,853)	(9,894,749)	(8,324,709)
Interest expense	4,683,064	3,525,341	2,909,028	2,447,441
Dividend income	(107,959)	(138,543)	(309,211)	(260,147)

	(5,316,212)	(5,651,053)	(6,370,166)	(5,359,385)

Additions of expenses not involving cash outflows:
Loss on valuation of financial instruments at FVTPL	—	44,863	16,869	14,192
Loss on financial assets at FVTOCI	1,375	787	15,812	13,303
Impairment loss due to credit loss	374,244	784,371	536,838	451,656
Loss on other provisions	129,682	232,680	85,690	72,093
Retirement benefit	165,125	174,628	177,303	149,170
Depreciation and amortization	505,718	535,548	791,896	666,243
Net loss on foreign currency translation	—	191,504	109,668	92,266
Loss on derivatives (designated for hedge)	3,686	82,746	93,084	78,314
Loss on fair value hedge	86,214	68,508	1,947	1,638
Loss on valuation of investments in joint ventures and associates	19,778	24,525	19,816	16,672
Loss on disposal of investments in joint ventures and associates	—	—	174	146
Loss on disposal of premises and equipment, intangible assets and other assets	3,433	2,717	3,354	2,822
Impairment loss on premises and equipment, intangible assets and other assets	28,295	8,763	656	552

	1,317,550	2,151,640	1,853,107	1,559,067

Deductions of income not involving cash inflows:
Gain on valuation of financial instruments at FVTPL	(246,175)	—	—	—
Gain on financial assets at FVTOCI	(12,390)	(24,925)	(48,436)	(40,750)
Gain on other provisions	(3,302)	(2,450)	(1,591)	(1,339)
Gain on derivatives (designated for hedge)	(126,651)	(67,395)	(61,271)	(51,549)
Gain on fair value hedge	(231)	(9,646)	(106,253)	(89,393)
Gain on valuation of investments in joint ventures and associates	(103,775)	(125,602)	(82,012)	(68,999)
Gain on disposal of investments in joint ventures and associates	—	(3,470)	(70,834)	(59,594)
Gain on disposal of premises and equipment, intangible assets and other assets	(1,632)	(9,715)	(51,083)	(42,977)
Reversal of impairment loss on premises and equipment, intangible assets and other assets	(103)	(172)	(166)	(140)
Profit from bargain purchase	—	(67,427)	—	—
Other income	—	(20,600)	(35,717)	(30,050)

	(494,259)	(331,402)	(457,363)	(384,791)

(Continued)

F-
11

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS—(CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

	Korean Won			U.S. Dollars
	2019	2020	2021	2021

	(in millions)			(in thousands) (Note 2)
Changes in operating assets and liabilities:
Financial instruments at FVTPL	(506,772)	(875,076)	42,498	35,755
Loans and other financial assets at amortized cost	(11,265,714)	(22,763,192)	(38,020,109)	(31,987,304)
Other assets	86,237	(89,918)	(983,680)	(827,595)
Deposits due to customers	15,407,222	27,378,173	23,830,469	20,049,191
Provisions	(63,751)	(184,112)	(12,278)	(10,330)
Net defined benefit liability	(293,008)	(214,741)	(109,778)	(92,359)
Other financial liabilities	(4,719,399)	(2,694,701)	9,518,506	8,008,166
Other liabilities	30,693	(8,150)	67,802	57,044

	(1,324,492)	548,283	(5,666,570)	(4,767,432)

Cash received (paid) from operating activities:
Interest income received	10,478,357	9,558,119	9,351,055	7,867,285
Interest expense paid	(4,383,916)	(4,008,001)	(3,016,841)	(2,538,146)
Dividends received	107,940	138,562	309,071	260,029
Income tax paid	(552,215)	(315,422)	(565,539)	(475,803)

	5,650,166	5,373,258	6,077,746	5,113,365

Net cash inflow (outflow) from operating activities	1,870,349	3,605,975	(1,800,967)	(1,515,199)

Cash flows from investing activities:
Cash in-flows from investing activities:
Disposal of financial instruments at FVTPL	11,357,056	6,605,483	10,361,751	8,717,610
Disposal of financial assets at FVTOCI	14,303,197	20,527,695	21,645,907	18,211,263
Redemption of securities at amortized cost	8,709,947	5,661,472	6,425,062	5,405,571
Disposal of investments in joint ventures and associates	30,098	410,940	195,758	164,696
Disposal of investment properties	193	353	—	—
Disposal of premises and equipment	13,343	22,828	2,890	2,431
Disposal of intangible assets	939	634	846	712
Disposal of assets held for sale	—	—	93,756	78,879
Net increase of other assets	—	26,642	66,305	55,785

	34,414,773	33,256,047	38,792,275	32,636,947

Cash out-flows from investing activities:
Net cash out-flows of business combination	(296,813)	(313,058)	—	—
Net cash out-flows from obtaining control	—	—	(1,638)	(1,378)
Acquisition of financial instruments at FVTPL	(11,823,630)	(8,082,824)	(11,840,524)	(9,961,740)
Acquisition of financial assets at FVTOCI	(23,775,062)	(23,044,741)	(30,522,971)	(25,679,767)
Acquisition of securities at amortized cost	(6,092,078)	(2,380,448)	(6,435,692)	(5,414,515)
Acquisition of investments in joint ventures and associates	(389,096)	(550,619)	(400,172)	(336,675)
Acquisition of investment properties	(70,346)	(76,588)	—	—
Acquisition of premises and equipment	(429,547)	(149,341)	(119,255)	(100,332)
Acquisition of intangible assets	(126,342)	(114,854)	(138,882)	(116,845)

	(43,002,914)	(34,712,473)	(49,459,134)	(41,611,252)

Net cash outflow from investing activities	(8,588,141)	(1,456,426)	(10,666,859)	(8,974,305)

(Continued)

F-
12

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS—(CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

	Korean Won			U.S. Dollars
	2019	2020	2021	2021

	(in millions)			(in thousands) (Note 2)
Cash flows from financing activities:
Cash in-flows from financing activities:
Net cash in-flows from hedging activities	—	—	6,987	5,878
Net increase in borrowings	3,081,757	2,033,851	3,199,712	2,692,002
Issuance of debentures	25,510,713	23,082,798	32,674,966	27,490,296
Net increase of other liabilities	—	3,971	3,489	2,935
Issuance of hybrid securities	1,656,014	897,822	399,015	335,701
Retirement of treasury stocks	760,101	—	—	—
Paid-in capital increase on non-controlling interests	—	45,749	1,623	1,365
Net increase in non-controlling equity liabilities	—	—	10,685	8,990

	31,008,585	26,064,191	36,296,477	30,537,167

Cash out-flows from financing activities:
Net cash out-flows from hedging activities	(5,520)	(5,409)	—	—
Redemption of debentures	(23,651,950)	(22,168,962)	(25,781,305)	(21,690,480)
Redemption of lease liabilities	(217,867)	(204,794)	(177,593)	(149,415)
New stock issue cost	(17,337)	—	(140)	(118)
Acquisition of treasury stocks	(184,164)	—	(3,757)	(3,161)
Dividends paid	(437,626)	(505,587)	(368,357)	(309,908)
Redemption of hybrid securities	(160,000)	(598,850)	(587,650)	(494,405)
Dividends paid to hybrid securities	(161,052)	(211,277)	(211,173)	(177,665)
Dividends paid to non-controlling interest	(2,014)	(2,071)	(9,391)	(7,901)
Changes in non-controlling interests	(50)	—	(81,410)	(68,492)

	(24,837,580)	(23,696,950)	(27,220,776)	(22,901,545)

Net cash inflow from financing activities	6,171,005	2,367,241	9,075,701	7,635,622

Net increase (decrease) in cash and cash equivalents	(546,787)	4,516,790	(3,392,125)	(2,853,882)
Cash and cash equivalents, beginning of the period	6,747,894	6,392,566	9,990,983	8,405,673
Effects of exchange rate changes on cash and cash equivalents	191,459	(918,373)	966,960	813,528

Cash and cash equivalents, end of the period (Note 6)	6,392,566	9,990,983	7,565,818	6,365,319

The above consolidated financial statements should be read in conjunction with the accompanying notes.

F-
13

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2020 AND 2021
AND FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021
1. GENERAL

(1)	Summary of the Parent company
Woori Financial Group, Inc. (hereinafter referred to the “Parent company”) is primarily aimed at controlling subsidiaries that operate in the financial industry or those that are closely related to the financial industry through the ownership of shares and was established on January 11, 2019 under the Financial Holding Company Act through the comprehensive transfer with shareholders of Woori Bank (hereinafter referred to the “Bank”), Woori FIS Co., Ltd., Woori Finance Research Institute Co., Ltd., Woori Credit Information Co., Ltd., Woori Fund Services Co., Ltd. and Woori Private Equity Asset Management Co. Ltd. The headquarters of the Parent company is located at 51,
Sogong-ro,
Jung-gu,
Seoul, Korea, and the capital is 3,640,303 million Won . The Parent company’s stocks were listed on the Korea Exchange on February 13, 2019, and its American Depository Shares (“ADS”) are also being traded as the underlying common stock on the New York Stock Exchange since the same date.
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
As of August 1, 2019, the Parent company acquired a 73% interest in Tongyang Asset Management Co., Ltd. and changed the name to Woori Asset Management Corp. Also, as of August 1, 2019, the Parent company gained 100% control of ABL Global Asset Management Co., Ltd., added it as a consolidated subsidiary and changed the name to Woori Global Asset Management Co., Ltd. on December 6, 2019.
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
The Parent company acquired 76.8% (excluding treasury stocks, 74.0% interest including treasury stocks) interest in Woori Financial Capital Co., Ltd. (formerly Aju Capital Co., Ltd.) on December 10, 2020. In addition, as of April 15, 2021, the Parent company acquired 13.3% interests (excluding treasury stock, 12.9% when including treasury stock) in Woori Financial Capital Co., Ltd., and as of May 24, 2021, the Parent company additionally acquired treasury stock (3.6%) which Woori Financial Capital Co., Ltd. possessed.
The Parent Company paid 113,238 million Won in cash to acquire 100% interest of Woori Savings Bank from its subsidiary, Woori Financial Capital Co., Ltd., on March 12, 2021.

F-1
4

As of August 10, 2021, the Parent company paid 5,792,866 new shares of the Parent company to the shareholders of Woori Financial Capital Co., Ltd. (excluding the Parent company) through comprehensive stock exchange and acquired residual interest (9.5%) of Woori Financial Capital Co., Ltd., to make it a wholly owned subsidiary.

(2)	Details of the Parent company and subsidiaries (hereinafter ‘Group’) as of December 31, 2020 and 2021 are as follows:

	Main business	Percentage of ownership (%)		Location	Financial statements date of use
Subsidiaries		December 31, 2020	December 31, 2021
Held by Woori Financial Group Inc.
Woori Bank	Bank	100.0	100.0	Korea	December 31
Woori Card Co., Ltd.	Finance	100.0	100.0	Korea	December 31
Woori Financial Capital Co., Ltd.	Finance	76.8	100.0	Korea	December 31
Woori Investment Bank Co., Ltd.	Other credit finance business	58.7	58.7	Korea	December 31
Woori Asset Trust Co., Ltd.	Real estate trust	67.2	67.2	Korea	December 31
Woori Asset Management Corp.	Finance	73.0	73.0	Korea	December 31
Woori Savings Bank (*7)	Mutual Savings bank	—	100.0	Korea	December 31
Woori Credit Information Co., Ltd.	Credit information	100.0	100.0	Korea	December 31
Woori Fund Service Co., Ltd.	Financial support service business	100.0	100.0	Korea	December 31
Woori Private Equity Asset Management Co., Ltd.	Finance	100.0	100.0	Korea	December 31
Woori Global Asset Management Co., Ltd.	Finance	100.0	100.0	Korea	December 31
Woori FIS Co., Ltd.	System software development & maintenance	100.0	100.0	Korea	December 31
Woori Finance Research Institute Co., Ltd.	Other service business	100.0	100.0	Korea	December 31
Held by Woori Bank
Woori America Bank	Finance	100.0	100.0	America	December 31
Woori Global Markets Asia Limited	Finance	100.0	100.0	Hong Kong	December 31
Woori Bank China Limited	Finance	100.0	100.0	China	December 31
AO Woori Bank	Finance	100.0	100.0	Russia	December 31
PT Bank Woori Saudara Indonesia 1906 Tbk	Finance	79.9	84.2	Indonesia	December 31
Banco Woori Bank do Brasil S.A.	Finance	100.0	100.0	Brazil	December 31
Korea BTL Infrastructure Fund	Finance	99.9	99.9	Korea	December 31
Woori Finance Myanmar Co., Ltd.	Finance	100.0	100.0	Myanmar	December 31
Wealth Development Bank	Finance	51.0	51.0	Philippines	December 31
Woori Bank Vietnam Limited	Finance	100.0	100.0	Vietnam	December 31
Woori Bank (Cambodia) PLC (*1)(*9)	Finance	100.0	100.0	Cambodia	December 31
Woori Bank Europe	Finance	100.0	100.0	Germany	December 31
Kumho Trust First Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	December 31
Asiana Saigon Inc. (*2)	Asset securitization	0.0	0.0	Korea	December 31
KAMCO Value Recreation First Securitization Specialty Co., Ltd. (*2)	Asset securitization	15.0	15.0	Korea	December 31
Hermes STX Co., Ltd. (*5)	Asset securitization	0.0	—	Korea	—
BWL First Co., LLC (*5)	Asset securitization	0.0	—	Korea	—
Deogi Dream Fourth Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	December 31
Jeonju Iwon Ltd. (* 2 )	Asset securitization	0.0	0.0	Korea	December 31
Wonju I one Inc. (*2)	Asset securitization	0.0	0.0	Korea	December 31
Heitz Third Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	December 31
Woorihansoop 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	December 31
Woori International First Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	December 31
Wibihansoop 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	December 31
Woori QS 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	December 31
Woori Display 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	December 31
Tiger Eyes 2nd Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	December 31

F-1
5

	Main business	Percentage of ownership (%)		Location	Financial statements date of use
Subsidiaries		December 31, 2020	December 31, 2021
Woori Display 2nd Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	December 31
Woori the Colony Unjung Securitization Specialty Co., Ltd. (*5)	Asset securitization	0.0	—	Korea	—
Woori Dream 1st Co., Ltd. (*5)	Asset securitization	0.0	—	Korea	—
Woori Dream 2nd Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	December 31
Woori H 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	December 31
Woori Sinnonhyeon 1st Inc. (*5)	Asset securitization	0.0	—	Korea	—
Woori K 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	December 31
Woori S 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	December 31
Woori Display 3rd Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	December 31
TY 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	December 31
Woori HJ 2nd Co., Ltd. (*5)	Asset securitization	0.0	—	Korea	—
Woori-HJ 3rd Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	December 31
Woori K 2nd Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	December 31
Woori KC No.1 Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	December 31
Woori QSell 2nd Co., Ltd. (*5)	Asset securitization	0.0	—	Korea	—
Quantum Jump the 2nd Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	December 31
Quantum Jump the 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	December 31
Woori BK the 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	December 31
Woori-HC 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	December 31
Wivi Synergy 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	December 31
ATLANTIC TRANSPORTATION 1 S.A. (*2)	Asset securitization	0.0	0.0	Marshall islands	December 31
Woori Gongdeok First Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	December 31
HD Project Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	December 31
Woori HW 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	December 31
Woori HC 2nd Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	December 31
Woori Dream 3rd Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	December 31
Woori SJS 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	December 31
Woori Steel 1 st Co., Ltd (*2)	Asset securitization	0.0	0.0	Korea	December 31
SPG the 1 st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	December 31
Woori-HWC 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	December 31
Woori HC 3rd Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	December 31
Woori Park I 1st co., Ltd (*2)	Asset securitization	0.0	0.0	Korea	December 31
Woori DS 1 st co., Ltd (*2)	Asset securitization	0.0	0.0	Korea	December 31
Woori HC 4th Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	December 31
Woori SKR 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	December 31
Woori Hchemical 1st Co., Ltd (*2)	Asset securitization	—	0.0	Korea	December 31
HE the 1st Co.,Ltd. (*2)	Asset securitization	—	0.0	Korea	December 31
Woori Hub The 1st Co., Ltd. (*2)	Asset securitization	—	0.0	Korea	December 31
Woori K The 3rd Co., Ltd. (*2)	Asset securitization	—	0.0	Korea	December 31
Woori KF 1st Co., Ltd. (*2)	Asset securitization	—	0.0	Korea	December 31
WooriI TS 1st Co., Ltd. (*2)	Asset securitization	—	0.0	Korea	December 31
Woori H Square 1st Co., Ltd. (*2)	Asset securitization	—	0.0	Korea	December 31
Woori L Yongsan 1st Co., Ltd. (*2)	Asset securitization	—	0.0	Korea	December 31
Woori HC 5th Co., Ltd. (*2)	Asset securitization	—	0.0	Korea	December 31
Woori Ladena 1st Co., Ltd. (*2)	Asset securitization	—	0.0	Korea	December 31
Woori HR 1st Co., Ltd. (*2)	Asset securitization	0.0	—	Korea	December 31
Woori Lotte Dongtan 1st Co., Ltd. (*2)	Asset securitization	0.0	—	Korea	December 31
Woori HC 6th Co., Ltd. (*2)	Asset securitization	0.0	—	Korea	December 31
Woori ECO 1st Co., Ltd. (*2)	Asset securitization	0.0	—	Korea	December 31
G5 Pro Short-term Bond Investment Fund 13 (*3)	Securities investment and others	100.0	100.0	Korea	December 31
Heungkuk Global Private Placement Investment Trust No. 1 (*3)(*11)	Securities investment and others	98.5	98.8	Korea	December 31
AI Partners UK Water Supply Private Placement Investment Trust No.2 (*3)(*11)	Securities investment and others	97.3	97.3	England	December 31
Multi Asset Global Real Estate Investment Trust No. 5-2 (*3)	Securities investment and others	99.0	99.0	Korea	December 31

F-1
6

	Main business	Percentage of ownership (%)		Location	Financial statements date of use
Subsidiaries		December 31, 2020	December 31, 2021
Igis Australia Investment Trust No. 209-1 (*3)(*11)	Securities investment and others	99.4	99.4	Korea	December 31
INMARK Spain Private Placement Real Estate Investment Trust No. 26-2 (*3)	Securities investment and others	97.7	97.7	Korea	December 31
WooriG Japan General Type Private Real Estate Feeder Investment Trust No.1-2 (*3)(*11)	Securities investment and others	98.8	98.8	Korea	December 31
IGIS Global Private Placement Real Estate Fund No. 316-1 (*3)	Securities investment and others	99.3	99.3	Korea	December 31
Woori G Secondary Private Placement Investment Trust No. 1 (*3)(*11)	Securities investment and others	97.2	98.1	Korea	December 31
WooriG Japan Blind General Type Private Real Estate Feeder Investment Trust No.1 (*3)(*11)	Securities investment and others	—	99.8	Korea	December 31
JBairline Private Placement Investment Trust No.8 (*3)(*11)	Securities investment and others	—	97.0	Korea	December 31
Kiwoom Harmony Private Placement Investment Trust No. 2 (*3)(*11)	Securities investment and others	—	97.1	Korea	December 31
Kiwoom Harmony Private Placement Investment Trust No.1 (*3)(*11)	Securities investment and others	—	96.0	Korea	December 31
Principal Guaranteed Trust (*4)	Trust	0.0	0.0	Korea	December 31
Principal and Interest Guaranteed Trust (*4)	Trust	0.0	0.0	Korea	December 31
Held by Multi Asset Global Real Estate Investment Trust No. 5-2 MAGI No.5 LuxCo S.a.r.l.	Asset securitization	54.6	54.6	Luxembourg	December 31
Held by MAGI No.5 LuxCo S.a.r.l. ADP 16 Brussels (*2)	Asset securitization	0.0	0.0	Belgium	December 31
Held by Woori Card Co., Ltd.
TUTU Finance –WCI Myanmar Co., Ltd.	Finance	100.0	100.0	Myanmar	December 31
Woori Card one of 2017-2 Securitization Specialty Co., Ltd. (*5)	Asset securitization	0.5	—	Korea	—
Woori Card one of 2018-1 Securitization Specialty Co., Ltd. (*2)	Asset securitization	0.5	0.5	Korea	December 31
Woori Card 2019-1 Asset Securitization Specialty Co., Ltd. (*2)	Asset securitization	0.5	0.5	Korea	December 31
Woori Card 2020-1 Asset Securitization Specialty Co., Ltd. (*2)	Asset securitization	0.5	0.5	Korea	December 31
Woori Card 2021-1 Asset Securitization Specialty Co., Ltd. (*2)	Asset securitization	—	0.5	Korea	December 31
Held by Woori Financial Capital Co., Ltd.
Woori Savings Bank (*5)	Mutual Savings bank	100.0	—	Korea	—
ACE Auto Invest the 46th Securitization Specialty Co., Ltd. (*5)	Asset securitization	1.0	—	Korea	—
ACE Auto Invest the 47th Securitization Specialty Co., Ltd. (*5)	Asset securitization	1.0	—	Korea	—
ACE Auto Invest the 48th Securitization Specialty Co., Ltd. (*2)	Asset securitization	1.0	1.0	Korea	December 31
ACE Auto Invest the 49th Securitization Specialty Co., Ltd. (*2)	Asset securitization	1.0	1.0	Korea	December 31
Specified Money Market Trust (*5)	Trust	100.0	—	Korea	—
Held by Woori Investment Bank Co., Ltd.
Seari First Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	December 31
Seari Second Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	December 31
Namjong 1st Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	December 31
Bukgeum First Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	December 31

F-1
7

	Main business	Percentage of ownership (%)		Location	Financial statements date of use
Subsidiaries		December 31, 2020	December 31, 2021
Bukgeum Second Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	December 31
WS1909 Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	December 31
WS2003 Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	December 31
WS2006 Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	December 31
WJ2008 Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	December 31
WH2103 Securitization Specialty Co., Ltd. (*2)	Asset securitization	—	5.0	Korea	December 31
WN2103 Securitization Specialty Co., Ltd. (*2)	Asset securitization	—	5.0	Korea	December 31
WH2106 Securitization Specialty Co., Ltd. (*2)	Asset securitization	—	5.0	Korea	December 31
One Punch Korea the 1st Co., Ltd. (*2).	Asset securitization	0.0	0.0	Korea	December 31
One Punch blue the 1 st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	December 31
One Punch red the 1 st Co., Ltd. (*2)	Asset securitization	—	0.0	Korea	December 31
Held by Woori Asset Management Corp.
Woori China Convertible Bond Hedging feeder Investment Trust H (debt-oriented hybrid) (*3)	Securities investment and others	99.6	93.6	Korea	December 31
Woori China Convertible Bond Master Fund (debt-oriented hybrid) (*5)(*8)	Securities investment and others	34.5	—	Korea	—
Woori Yellow Chip High Yield Strategic Allocation 1 (FOF) (*5)	Securities investment and others	89.8	—	Korea	—
Woori Together TDF 2025 (*3)	Securities investment and others	47.6	34.1	Korea	December 31
Woori Together TDF 2030 (*3)	Securities investment and others	47.4	32.3	Korea	December 31
Woori Together TDF 2035 (*3)	Securities investment and others	47.8	56.0	Korea	December 31
Woori Together TDF 2040 (*3)	Securities investment and others	48.8	55.7	Korea	December 31
Woori Together TDF 2045 (*3)	Securities investment and others	47.7	65.2	Korea	December 31
Woori Together TDF 2050 (*3)	Securities investment and others	87.0	63.6	Korea	December 31
Woori Star50 Feeder Fund(H) (*3)	Securities investment and others	—	44.8	Korea	December 31
Woori BIG2 Plus Securities Investment Trust (Balanced Bond) (*3)	Securities investment and others	—	40.8	Korea	December 31
Held by Woori Financial Capital Co., Ltd., Woori Private Equity Asset Management Co., Ltd. and Woori Investment Bank Co., Ltd. (*6)
Japanese Hotel Real Estate Private Equity Fund 1 (*3)(*11)	Securities investment and others	100.0	100.0	Korea	December 31
Held by Woori Global Asset Management Co., Ltd.
Woori G Global Multi Asset Income Private Placement Investment Trust_Class Cs (*3)(*11)	Securities investment and others	22.2	37.9	Korea	December 31
Held by Woori Bank, Woori Financial Capital Co., Ltd., Woori Investment Bank Co., Ltd., Woori Savings Bank and Woori Private Equity Asset Management Co., Ltd. (*6)
Woori Innovative Growth Professional Investment Type Private Investment Trust No.1 (*3)(*11)	Securities investment and others	90.0	90.0	Korea	December 31
Held by Woori Bank, Woori Financial Capital Co., Ltd., Woori Investment Bank Co., Ltd. and Woori Private Equity Asset Management Co., Ltd. (*6)

F-1
8

	Main business	Percentage of ownership (%)		Location	Financial statements date of use
Subsidiaries		December 31, 2020	December 31, 2021
Woori Innovative Growth Professional Investment Type Private Investment Trust No.2 (*3)(*11)	Securities investment and others	85.0	85.0	Korea	December 31
Woori Innovative Growth New Deal Private Investment Trust No.3 (*3)	Securities investment and others	—	94.3	Korea	December 31
Held by Woori Bank, Woori Financial Capital Co., Ltd., and Woori Investment Bank Co., Ltd. (*6)
WooriG GP Commitment Loan General Type Private Investment Trust No.1 (*3)(*11)	Securities investment and others	50.0	100.0	Korea	December 31
WooriG Equity Bridge Loan General Type Private Investment Trust No.1 (*3)(*11)	Securities investment and others	—	80.0	Korea	December 31
Held by Woori bank and Woori Investment Bank Co., Ltd. (*6)
Heungkuk Woori Tech Company Private Placement Investment Trust No. 1 (*3)(*11)	Securities investment and others	100.0	100.0	Korea	December 31
Woori Global Development Infrastructure Synergy Company Private Placement Investment Trust No.1 (*3)(*11)	Securities investment and others	100.0	100.0	Korea	December 31
Woori G North America Infra Private Placement Investment Trust No. 1 (*3)(*11)	Securities investment and others	100.0	100.0	Korea	December 31
Woori G Infrastructure New Deal Specialized Investment Private Equity Investment Trust No. 1 (*3)(*11)	Securities investment and others	100.0	100.0	Korea	December 31
WooriG General Type Private Real Estate Investment Trust No.2 (*3)(*11)	Securities investment and others	30.1	30.1	Korea	December 31
WooriG ESG Infrastructure Development General Type Private Investment Trust No.1 (*3)(*11)	Securities investment and others	—	100.0	Korea	December 31
Held by Woori bank (*6)
WooriG WooriBank Partners General Type Private Investment Trust No.1 (*3)(*11)	Securities investment and others	92.6	92.6	Korea	December 31
WooriG General Type Private Real Estate Investment Trust No.1 (*3)(*11)	Securities investment and others	80.0	80.0	Korea	December 31
WooriG Global Mid-market Secondary General Type Private Investment Trust No.1(EUR) (*3)(*11)	Securities investment and others	80.0	80.0	Korea	December 31
Woori G Woori Bank Partners Professional Type Private Investment Trust No. 2 (*3)(*11)	Securities investment and others	—	90.9	Korea	December 31
WooriG General Type Private Real Estate Investment Trust No.5 (*3)(*11)	Securities investment and others	—	87.0	Korea	December 31
Held by Woori Financial Capital Co., Ltd. (*6)
Woori G Japan Private Placement Real Estate Feeder Investment Trust No.1-1 (*3)(*11)	Securities investment and others	63.2	63.2	Korea	December 31
Held by Woori G Japan Private Placement Real Estate Feeder Investment Trust No.1-1 and Woori G Japan Investment Trust No. 1-2 (*6)
Woori G Japan Private Placement Real Estate Master Investment Trust No.1 (*3)(*11)	Securities investment and others	100.0	100.0	Korea	December 31
Held by Woori Financial Capital Co., Ltd. and Woori Investment Bank Co., Ltd. (*6)
Woori G Japan Private Placement Real Estate Master Investment Trust No.2-1 (*3)(*11)	Securities investment and others	—	100.0	Korea	December 31

9

	Main business	Percentage of ownership (%)		Location	Financial statements date of use
Subsidiaries		December 31, 2020	December 31, 2021
Held by Woori G Japan Private Placement Real Estate Master Investment Trust No.1 and Woori G Japan Private Placement Real Estate Master Investment Trust No.2-1 (*6)
Woori G Japan Private Placement Real Estate Master Investment Trust No.2 (*3)(*11)	Securities investment and others	—	100.0	Korea	December 31
Held by Woori G Japan Private Placement Real Estate Master Investment Trust No.1
GK OK Chatan (*3)	Other financial services	99.9	99.9	Japan	October 31	(*10)

(*1)	The entity was merged with WB Finance Co., Ltd., which is a second-tier subsidiary, during prior period.
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

(*5)	Companies are excluded from the consolidation as of December 31, 2021.
(*6)
Determined that the Group controls the investees, considering the Group 1) has the power over the investee, 2) is exposed to or has rights to variable returns from its involvement with the investee, and 3) has the ability to use its power to affect its returns, by two or more subsidiaries’ investment or operation.

(*7)	During March 2021, the Parent company acquired a 100% equity of Woori Financial Savings Bank from the Parent company’s subsidiary Woori Financial Capital Co., Ltd.
(*8)	As a master-feeder fund, the equity interest represent those of the masterfund held by the feeder fund.
(*9)	The Parent company’s subsidiary WB Finance Co., Ltd. has changed the name to WOORI BANK (CAMBODIA) PLC.
(*10)	As financial statements at the end of the reporting period cannot be obtained, the most recent financial statements were used.
(*11)	In accordance with the revision of the Capital Market Act, a specialized investment-type private equity fund has been changed to a general private equity fund.

F-
20

(3)	The Group has not consolidated the following entities as of December 31, 2020 and 2021 despite having more than 50% ownership interest:

	As of December 31, 2020
Subsidiaries	Location	Main Business	Percentage of ownership (%)
Mirae Asset Maps Clean Water Private Equity Investment Trust 7th (*)	Korea	Securities Investment	59.7
Kiwoom Yonsei Private Equity Investment Trust (*)	Korea	Securities Investment	88.9
IGIS Europe Private Placement Real Estate Fund No. 163-2 (*)	Korea	Securities Investment	97.9
IGIS Global Private Placement Real Estate Fund No. 148-1 (*)	Korea	Securities Investment	75.0
IGIS Global Private Placement Real Estate Fund No. 148-2 (*)	Korea	Securities Investment	75.0
Mirae Asset Seoul Ring Expressway Private Special Asset Fund No. 1 (*)	Korea	Securities Investment	66.7
Hangkang Sewage Treatment Plant Fund (*)	Korea	Securities Investment	55.6
Korea Investment Pocheon Hwado Expressway Professional Investment Fund (*)	Korea	Securities Investment	55.2
Midas Global Private Placement Real Estate Investment Trust No. 7-2 (*)	Korea	Securities Investment	58.3
Together-Korea Government Private Pool Private Securities Investment Trust No.3 (*)	Korea	Securities Investment	100.0
INMARK France Private Placement Investment Trust No. 18-1 (*)	Korea	Securities Investment	93.8
Kiwoom Vibrato Private Placement Investment Trust 1-W(EUR) (*)	Korea	Securities Investment	99.3

(*)	Since the investee is a private equity investment fund, the Group does not have the power over the fund’s activities even though it holds more than 50% of ownership interest.

	As of December 31, 2021
Subsidiaries	Location	Main Business	Percentage of ownership (%)
Mirae Asset Maps Clean Water Private Equity Investment Trust 7th (*1)	Korea	Securities Investment	59.7
Kiwoom Yonsei Private Equity Investment Trust (*1)	Korea	Securities Investment	88.9
IGIS Europe Private Placement Real Estate Fund No. 163-2 (*1)(*2)	Korea	Securities Investment	97.9
IGIS Global Private Placement Real Estate Fund No. 148-1 (*1)(*2)	Korea	Securities Investment	75.0
IGIS Global Private Placement Real Estate Fund No. 148-2 (*1)(*2)	Korea	Securities Investment	75.0
Mirae Asset Seoul Ring Expressway Private Special Asset Fund No. 1 (*1)(*2)	Korea	Securities Investment	66.7
Hangkang Sewage Treatment Plant Fund (*1)(*2)	Korea	Securities Investment	55.6
Korea Investment Pocheon Hwado Expressway Professional Investment Fund (*1)(*2)	Korea	Securities Investment	55.2
Midas Global Private Placement Real Estate Investment Trust No. 7-2 (*1)(*2)	Korea	Securities Investment	58.3
Together-Korea Government Private Pool Private Securities Investment Trust No.3 (*1)(*2)	Korea	Securities Investment	100.0
INMARK France Private Placement Investment Trust No. 18-1 (*1)(*2)	Korea	Securities Investment	93.8
Kiwoom Vibrato Private Placement Investment Trust 1-W(EUR) (*1)(*2)	Korea	Securities Investment	99.5
KOTAM Global Infrastructure Private Equity Investment Trust No. 1-4 (*1)(*2)	Korea	Securities Investment	99.7
Hana UBS Class One Private Equity No. 3 C2 (*1)	Korea	Securities Investment	51.0
Consus Gyeongju Green Private Equity Investment Trust No. 1 (*1) (*2)	Korea	Securities Investment	50.0
Kiwoom Harmony Private Placement Investment Trust No. 3 (*1)(*2)	Korea	Securities Investment	77.4
Consus Solar Energy Private Placement Investment Trust No.1 (*1)	Korea	Securities Investment	50.0

(*1)	Since the investee is a private equity investment fund, the Group does not have the power over the fund’s activities even though it holds more than 50% of ownership interest.
(*2)	In accordance with the revision of the Capital Market Act, a hedge fund has been changed to a private equity fund.

F-
21

(4)
The summarized financial information of the major subsidiaries is as follows. The financial information of each subsidiary was prepared on the basis of consolidated financial statements (Unit: Korean Won in millions):

	As of and for the year ended December 31, 2020
Subsidiaries	Assets	Liabilities	Operating revenue	Net income (loss) attributable to owners	Comprehensive income (loss) attributable to owners
Woori Bank	374,310,415	350,790,158	26,838,766	1,363,224	1,295,302
Woori Card Co., Ltd.	11,366,596	9,312,986	1,388,208	120,230	118,109
Woori Financial Capital Co., Ltd. (*)	8,880,117	8,053,840	218,945	(30,349)	(38,293)
Woori Investment Bank Co., Ltd.	4,332,474	3,803,594	256,079	62,937	62,275
Woori Asset Trust Co., Ltd.	185,634	56,396	79,426	35,312	35,954
Woori Asset Management Corp.	136,460	23,411	26,158	6,797	6,313
Woori Credit Information Co., Ltd.	40,860	9,830	40,010	1,879	1,600
Woori Fund Service Co., Ltd.	18,957	2,172	13,346	2,563	2,563
Woori Private Equity Asset Management Co., Ltd.	38,035	2,009	4,773	823	768
Woori Global Asset Management Co., Ltd.	37,935	9,807	10,652	(1,449)	(1,449)
Woori FIS Co., Ltd.	97,479	59,577	249,169	2,013	1,935
Woori Finance Research Institute Co., Ltd.	7,232	3,689	6,223	105	95

(*)	Net income (loss) attributable to owners of Woori Financial Capital for the year ended December 31, 2020 has been prepared on a cumulative basis since entity was included as the subsidiary.

	As of and for the year ended December 31, 2021
Subsidiaries	Assets	Liabilities	Operating revenue	Net income (loss) attributable to owners	Comprehensive income (loss) attributable to owners
Woori Bank	415,976,627	391,360,200	24,311,964	2,330,433	2,478,754
Woori Card Co., Ltd.	14,116,832	11,858,065	1,528,680	200,726	210,316
Woori Financial Capital Co., Ltd.	10,259,868	9,073,104	997,655	140,579	141,275
Woori Investment Bank Co., Ltd.	5,159,742	4,559,856	303,253	79,924	79,747
Woori Asset Trust Co., Ltd.	254,773	86,418	94,228	40,300	40,263
Woori Asset Management Corp.	151,651	30,144	33,343	8,244	8,458
Woori Savings Bank	1,444,508	1,222,888	85,813	15,315	14,926
Woori Credit Information Co., Ltd.	40,510	8,532	37,507	1,563	1,513
Woori Fund Service Co., Ltd.	22,168	2,582	15,618	3,570	3,570
Woori Private Equity Asset Management Co., Ltd.	42,790	4,652	4,230	2,209	2,113
Woori Global Asset Management Co., Ltd.	35,265	7,579	11,785	(441)	(441)
Woori FIS Co., Ltd.	105,138	59,225	270,393	1,587	8,010
Woori Finance Research Institute Co., Ltd.	5,864	2,257	6,812	57	64

(5)	The financial support that the Group provides to consolidated structured entities is as follows:

•	Structured entity for asset securitization
The structured entity which is established for the purpose of securitization of project financing loans, corporate bonds, and other financial assets. The Group is involved with the structured entity through

F-
22

provision of credit facility over asset-backed commercial papers issued by the entity, originating loans directly to the structured entity, or purchasing 100% of the subordinated debts issued by the structured entity.

•	Structured entity for the investments in securities
The structured entity is established for the purpose of investments in securities. The Group acquire beneficiary certificates through its contribution of funding to the structured entity by the Group, and it is exposed to the risk that it may not be able to recover its fund depending on the result of investment performance of asset managers of the structured entity.

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
As of December 31, 2020 and 2021, the Group provides 2,547,418 million Won and 2,480,131 million Won and of credit facilities, respectively, for the structured entities mentioned above. As of December 31, 2020 and 2021, the purchase commitment amounts to
854,231 million Won and 2,263,387 million Won, respectively.

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
Unconsolidated structured entities classified as ‘asset securitization vehicles’ are entities that issue asset-backed securities, pay the principal and interest or distribute dividends on asset-backed securities through borrowings or profits from the management, operation and sale of securitized assets. The Group has been purchasing commitments of asset-backed securities or issuing asset-backed securities through credit grants, and recognizes related interest or fee revenue. There are entities that provide additional funding and conditional debt acquisition commitments before the Group’s financial support, but the Group is still exposed to losses arising from the purchase of financial assets issued by the structured entities when it fails to renew the securities.
Unconsolidated structured entities classified as ‘structured financing’ include real estate project financing investment vehicle, social overhead capital companies, and special purpose companies for ship (aircraft) financing. Each entity is incorporated as a separate company with a limited purpose in order to efficiently pursue business goals and the fund is raised by equity investment or loans from financial institutions and participating institutions. ‘Structured financing’ is a financing method for large-scale risky business, with investments made based on feasibility of the specific business or project, instead of credit of business owner or physical collaterals. The investors receive profits from the operation of the business. The Group recognizes interest revenue, profit or loss from assessment or transactions of financial instruments, or dividend income. With regard to uncertainties involving structured financing, there are entities that provide financial support such as additional fund, guarantees and prioritized credit grants prior to the Group’s intervention, but the Group is exposed to possible losses due to loss of principal from reduction in investment value or irrecoverable loans arising from failure to collect scheduled cash flows and cessation of projects.
Unconsolidated structured entities classified as ‘investment funds’ include investment trusts and private equity funds. An investment trust orders the investment and operation of funds to the trust manager in accordance

F-
23

with trust contract with profits distributed to the investors. Private equity funds finances money required to acquire equity securities to enable direction of management and/or improvement of ownership structure, with profit distributed to the investors. The Group recognizes pro rata amount of valuation gain or loss on investment and dividend income as an investor and may be exposed to losses due to reduction in investment value. Investments in MMF(Money Market Funds) as of December 31, 2020 and 2021 are 427,375 million Won and 853,140 million Won, respectively, and there is no additional commitments for MMF.
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
The total assets of the unconsolidated structured entity held by the Group, the carrying amount of the items recognized in the consolidated financial statements, the maximum loss exposure, and the losses from the unconsolidated structured entity are as follows. The maximum loss exposure includes the amount of investment recognized in the consolidated financial statements and the amount that is likely to be confirmed in the future when satisfies certain conditions by contracts such as purchase arrangements, credit offerings. As of December 31, 2020 and 2021, the purchase commitment amount is 4,266,319 million Won and 3,033,231 million Won, respectively.

	December 31, 2020
	Asset securitization vehicle	Structured Finance	Investment Funds	Real-estate trust
Total asset of the unconsolidated structured entities	3,900,254	69,010,369	44,629,638	76,772
Assets recognized in the consolidated financial statements related to the unconsolidated structured entities	648,700	4,291,535	3,350,605	22,402
Financial assets at FVTPL	374,231	167,271	2,922,716	—
Financial assets at FVTOCI	163,808	41,378	—	—
Financial assets at amortized cost	109,008	4,072,321	39,955	22,402
Investments in joint ventures and associates	—	5,958	387,902	—
Derivative assets	1,653	4,607	32	—
Liabilities recognized in the consolidated financial statements related to the unconsolidated structured entities	130	963	—	400
Other liabilities (provisions)	130	963	—	400
The maximum exposure to risks	970,628	5,366,037	3,438,924	65,722
Investment assets	648,700	4,291,535	3,350,605	22,402
Credit facilities and others	321,928	1,074,502	88,319	43,320
Loss recognized on unconsolidated structured entities	—	6,079	25,454	2,363

F-2
4

	December 31, 2021
	Asset securitization vehicle	Structured Finance	Investment Funds	Real-estate trust
Total asset of the unconsolidated structured entities	15,640,521	94,969,317	94,675,732	1,398,508
Assets recognized in the consolidated financial statements related to the unconsolidated structured entities	8,518,101	4,633,475	4,214,747	54,662
Financial assets at FVTPL	374,423	5,021	3,550,532	10,665
Financial assets at FVTOCI	3,878,882	46,478	—	—
Financial assets at amortized cost	4,264,626	4,579,367	71,662	43,997
Investments in joint ventures and associates	—	—	592,553	—
Derivative assets	170	2,609	—	—
Liabilities recognized in the consolidated financial statements related to the unconsolidated structured entities	677	1,536	—	2,964
Derivative liabilities	—	673	—	—
Other liabilities (provisions)	677	863	—	2,964
The maximum exposure to risks	8,739,034	5,728,977	4,221,072	115,212
Investment assets	8,518,101	4,633,475	4,214,747	54,662
Credit facilities and others	220,933	1,095,502	6,325	60,550
Loss recognized on unconsolidated structured entities	183	11,872	71,309	282

(7)
As of December 31, 2020 and 2021, the share of
non-controlling
interests on the net income and equity of subsidiaries in which non-controlling
interests are significant are as follows (Unit: Korean Won in millions):

1) Accumulated
non-controlling
interests at the end of the reporting period

	December 31, 2020	December 31, 2021
Woori Bank (*)	3,105,070	2,555,166
Woori Financial Capital Co., Ltd.	166,369	—
Woori Investment Bank Co., Ltd.	222,289	251,879
Woori Asset Trust Co., Ltd.	49,738	60,726
Woori Asset Management Corp	31,369	33,768
PT Bank Woori Saudara Indonesia 1906 Tbk	79,890	87,741
Wealth Development Bank	19,521	20,835

(*)	Hybrid securities issued by Woori Bank
2) Net income attributable to
non-controlling
interests

	For the years ended December 31
	2019	2020	2021
Woori Bank (*)	134,421	162,362	144,923
Woori Financial Capital Co., Ltd.	—	1,466	17,949
Woori Investment Bank Co., Ltd.	21,588	25,643	33,274
Woori Asset Trust Co., Ltd.	—	9,732	11,366
Woori Asset Management Corp	408	1,699	2,341
PT Bank Woori Saudara Indonesia 1906 Tbk	8,502	6,040	8,619
Wealth Development Bank	427	1,130	928

(*)	Distribution of the hybrid securities issued by Woori Bank

F-2
5

3) Dividends to
non-controlling
interests

	For the years ended December 31
	2019	2020	2021
Woori Bank (*)	134,421	162,362	144,923
Woori Financial Capital Co., Ltd.	—	—	4,121
Woori Investment Bank Co., Ltd.	—	—	3,610
Woori Asset Trust Co., Ltd.	—	365	365
PT Bank Woori Saudara Indonesia 1906 Tbk	1,981	1,669	1,262

(*)	Distribution of the hybrid securities issued by Woori Bank
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
Korean Won
amounts are expressed in U.S. Dollars at the rate of 1,188.6 Korean Won to US$1.00, the noon buying exchange rate in effect on December 31, 2021, as quoted by the Federal Reserve Bank of New York in the United States. Such convenience translation into U.S. Dollars should not be construed as representations that Korean Won amounts have been, could have been, or could in the future be, converted at this or any other rate of exchange.
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
Meanwhile, the consolidated financial statements of the Group were initially approved by the Board of Directors on February 9, 2022, and were revised and approved on March 14, 2022, and the final approval was made in the annual general shareholders’ meeting on March 25, 2022.
1) The standards and interpretations that are newly adopted by the Group during the current period, and the changes in accounting policies thereof are as follows:

①
IFRS 9 ‘
Financial Instruments
’, IAS 39 ‘
Financial Instruments: Recognition and Measurement
’, IFRS 7 ‘
Financial Instruments: Disclosures
’, IFRS 4 ‘
Insurance Contracts
’ and IFRS 16 ‘
Leases
’; Interest Rate Benchmark Reform-Phase 2

The amendment indicates that the effective interest rate shall be adjusted rather than the carrying amount when changing the interest rate benchmark for financial instruments measured at amortized cost. In addition, it allows hedge accounting to continue without interruption even when changes to interest rate benchmark occur in the hedging relationship. The amendment does not have a significant impact on the consolidated financial statements.
Since the Group has derivatives, loans, and debentures that are directly affected by interest rate benchmark reform, the Group is working on a project to convert contracts referring to former interest rate benchmark into alternative benchmarks to minimize business disruptions, mitigate operational

F-2
6

risks, and reduce possible financial losses. In accordance with the transitional provisions, the amendments have been applied retrospectively to hedging relationships and financial instruments. The comparative financial statements have not been restated and there is no effect of the adoption of the amendments on the beginning balance of reserves.
The Group has applied ‘Interest Rate Benchmark Reform-Phase 2’, which is an amendment to IFRS 9, IAS 39, IFRS 7 and IFRS 16, beginning on January 1, 2021. In accordance with the transition provisions, the amendments were applied retrospectively to the hedging relationship and financial instruments. The comparative financial statements have not been restated and there is no effect of the adoption of the amendments on the beginning balance of reserves.

a)	Hedging relationship
The Phase 2 amendments address issues arising from ‘Interest Rate Benchmark Reform-Phase 1’, including when the designation and documentation of hedges should be updated and when alternative rates are permitted as hedged risk.
The Phase 1 amendments include an exceptional regulation that temporarily mitigates the application of specific hedge accounting requirements to hedging relationships directly affected by ‘Interest Rate Benchmark Reform’. Due to this mitigation, ‘Interest Rate Benchmark Reform’ typically does not stop hedge accounting until there is a change of the contract. However, hedge ineffectiveness continues to be recorded in the statement of profit or loss. It also suggests when the application of these exceptions should end, for instance, exceptional regulation should end when uncertainties due to ‘Interest Rate Benchmark Reform’ no longer appear.
For the period beginning January 1, 2021, the Group has applied the following hedge accounting mitigation provisions provided in the Phase 2 amendments:
Designation of a hedging relationship: When the Phase 1 amendments cease to apply, the Group will amend the designation of a hedging relationship to reflect the changes required by the Interest Rate Benchmark Reform when there is a change in one or more of the followings:

•	Designating the alternative benchmark rate (contractually or non-contractually specified) as a hedged risk;

•	Amending the description of the hedged item so it refers to the alternative benchmark rate; or

•	Amending the description of the hedging instrument.
The Group will amend the hedging relationship documentation to reflect these amendments by the end of the reporting period during which the changes are made. These amendments do not require the discontinuance of the hedging relationship.

b)	Financial instruments measured at amortized cost
For financial instruments measured at amortized cost (including financial assets at FVTOCI-debt instruments), the Phase 2 amendments do not require the financial instrument to recognize gains or losses from the change because the change in the contractual cash flow basis required by the interest rate reform is reflected by adjusting the effective interest rate.
A similar practical expedient exists for lease liabilities. This practical expedient is applicable only to changes required by interest rate indicator reform. When the changes are necessary as a direct result of Interest Rate Benchmark Reform and the new criteria for determining contractual cash flows are economically equivalent to the previous one, it is considered as a required change due to Interest Rate Benchmark Reform.
If some or all of the changes in the instrument’s contractual cash flow calculation criteria do not meet the above criteria, the Group shall first apply the practical expedient to the changes made under the

F-2
7

Interest Rate Benchmark Reform and then apply the general financial instrument requirements(In other words, the entity shall determine whether a modification or elimination is made and recognizes immediately in profit or loss any modification on financial instrument which has not been eliminated).
For lease liabilities which basis for determining contractual cash flows is changed, as a practical expedient, the lease liabilities are remeasured at a discount rate that reflects the change in interest rates due to the Interest Rate Benchmark Reform. If an additional lease change is made in addition to the lease changes required by the Interest Rate Benchmark Reform, the general requirements of IFRS 16 apply to the accounting for all simultaneous lease changes, including those required by the Interest Rate Benchmark Reform.
The details of Woori Bank’s financial instruments that have not completed the conversion to interest rates benchmark as of December 31, 2021 are as follows:
Non-derivative
financial instrument is presented at the carrying amount, while the derivative financial instrument and commitments/financial guarantee are presented at the nominal amount. (Unit: Korean Won in millions)

	USD (*1)		EUR	GBP	JPY	CHF	BBSW
	Total amount (*2)	Interest rate substitution clause
Non-derivative financial assets
Financial assets at FVTOCI	662,878	194,084	—	—	—	—	—
Financial assets at amortized cost	5,204,049	2,337,327	24,514	134,369	87,788	—	—

Sub-total	5,866,927	2,531,411	24,514	134,369	87,788	—	—

Non-derivative financial liabilities
Financial liabilities at amortized cost	657,953	574,968	—	—	—	—	—
Derivatives
Interest rate related (for trading)	26,757,719	26,327,929	—	344,854	—	1,297	—
Currency related (for trading)	35,169,303	35,169,303	—	407,264	175,422	—	—
Interest rate related (for hedging)	2,193,175	2,193,175	—	—	—	—	128,834

Sub-total	64,120,197	63,690,407	—	752,118	175,422	1,297	128,834

Commitments and financial guarantees	1,167	—	7,374	—	1,854	—	—

(*1)	Financial instruments related to USD Libor (overnight rate, 1, 3, 6, 12 month rates) that are expired before June 30, 2023 are excluded.
(*2)	For contracts that do not have an interest rate alternative clause, we are in the process of negotiating to add an interest rate alternative clause.
The KRW CD interest rate is planned to be replaced by the Korea Overnight Financing Repo Rate (KOFR) in the long term, but the policy direction to activate the replacement rate or when the CD rate calculation will be discontinued is not clear.

②	Amendments to IFRS 16 Leases —COVID-19 related rent concession continuously offered after June 30, 2021
As a practical expedient, a lessee may elect not to assess whether a rent concession occurring as a direct consequence of the
COVID-19
pandemic is a lease modification. The scope of the practical expedient has been expanded to reduce lease fees that affect lease payments due on or before June 30, 2022. Lessee should consistently apply practical expedients to contracts with similar characteristics in similar circumstances. Please see Note 42 for the details of the amount recognized in profit or loss during the reporting period to reflect changes in lease payments arising from the rent concession.

F-2
8

2) The details of IFRSs that have been issued and published as of the date of issue approval of financial statements but have not yet reached the effective date, and which the Group has not applied at an earlier date are as follows:

①	Amendments to IFRS 3 Business Combination —Reference to the Conceptual Framework
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

•	IFRS 1 First time Adoption of Korean International Financial Reporting Standards- Subsidiaries that are first-time adopters

•	IFRS 9 Financial Instruments - Fees related to the 10% test for derecognition of financial liabilities

•	IFRS 16 Leases- Lease incentives

•	IAS 41 Agriculture - Measuring fair value

⑤	Amendments to IAS 1 Presentation of Financial Statements—Classification of Liabilities as Current or Non-current
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

9

⑥	Amendments to IAS 1 ‘Presentation of Financial Statements’—Disclosure of ‘Accounting Policy’
To define and disclose material accounting policies, and to provide guidance on how to apply the concept of materiality, ‘Accounting Policy Disclosure’ of the IFRS Practice Statement 2 has been amended. These amendments apply for annual periods beginning on or after January 1,

2023, and early application is permitted. The Group does not expect that these amendments have a significant impact on the financial statements.

⑦	Amendments to IAS 8 ‘Accounting Policies, Changes in Accounting Estimates and Errors’—Definition of ‘Accounting Estimates’
The amendments have defined accounting estimates and clarified how to distinguish them from changes in accounting policies. These amendments apply for annual periods beginning on or after January 1,

2023, and early application is permitted. The Group does not expect that these amendments have a significant impact on the financial statements.

⑧	Amendments to IAS 12 ‘Income Taxes’—deferred tax related to assets and liabilities arising from a single transaction
Additional phrase ‘the temporary difference to be added and the temporary difference to be deducted do not occur in the same amount’ has been added to initial recognition exception for a transaction in which an asset or liability is initially recognized. These amendments apply for annual periods beginning on or after January 1, 2023, and early application is permitted. The Group does not expect that these amendments have a significant impact on the financial statements.
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

F-
30

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

F-
31

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
When a business combination is achieved in stages, the Group’s previously held equity interest in the acquiree is remeasured at fair value at the acquisition date (i.e., the date when the Group obtains control) and the resulting gain or loss, if any, is recognized in net income (or other comprehensive income, if applicable). Amounts arising from changes in value of interests in the acquiree prior to the acquisition date that have previously been recognized in other comprehensive income are recognized, identical to the treatment assuming interests are sold directly. If the initial accounting for a business combination is not completed by the end of the reporting period in which the business combination occurred, the Group reports in consolidated financial statements the provisional amount of items that have not been accounted for. If there is new information about the facts and circumstances that existed as of the acquisition date during the measurement period (see above), the Group retrospectively adjusts the provisional amounts recognized at the acquisition date or recognizes additional assets and liabilities to reflect the information that would have affected the measurement of the amount recognized at the acquisition date if it had already known at the acquisition date.
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

F-
32

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

F-
33

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
The Group is recognizing revenue by major sources as shown below:

①	Fees and commission received for brokerage
The fees and commission received for agency are the amount of consideration or fee expected to be entitled to receive in return for providing goods or services to the other parties with the Group acting as

F-3
4

an agency, such as in the case of sales of bancassurance and beneficiary certificates. Most of these fees and commission received for brokerage are from the business activities relevant to Banking segment.

②	Fees and commission received related to credit
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

③	Fees and commission received for electronic finance
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

④	Fees and commission received on foreign exchange handling
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

⑤	Fees and commission received on foreign exchange
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

⑥	Fees and commission received for guarantee
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

⑦	Fees and commission received on credit card
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

⑧	Fees and commission received on securities business
The fees and commission received on securities business consist mainly of fees and commission for the sale of beneficiary certificates, and these fees are recognized when the beneficiary certificates are sold to customers. The business activities relevant to these fees and commission received on securities business are substantially attributable to Banking and Investment banking segment.

F-3
5

⑨	Fees and commission from trust management
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

⑩	Fees and commission received on credit Information
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
The effective interest method is a method of calculating the amortized cost of a debt instrument and of allocating the interest income over the expected life of the asset. The effective interest rate is the rate that exactly discounts estimated future cash flows to the instrument’s initial unamortized cost over the expected period, or shorter if appropriate. Future cash flows include commissions and cost of reward points (limited to the primary component of effective interest rate) and other premiums or discounts that are paid or received between the contractual parties when calculating the effective interest rate but does not include expected credit losses. All contractual terms of a financial instrument are considered when estimating future cash flows.
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

F-3
6

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
Adjustments to fair value of identifiable assets and liabilities, and goodwill arising from the acquisition of foreign operations will be treated as assets and liabilities of the corresponding foreign operation and translated using foreign exchange rates at the end of the period. The foreign exchange differences are recognized in other comprehensive income.
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
A regular way purchase or sale of financial assets is recognized or derecognized, as applicable, using trade date accounting or settlement date accounting. A regular way purchase or sale is a purchase or sale of a financial asset under a contract whose term requires delivery of the asset within the time frame established generally by regulation or convention in the marketplace concerned.
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

F-3
7

maintaining a certain level of interest income, matching the duration of financial assets and the duration of corresponding liabilities to obtain the asset, and outflow or realization of expected cash flows from disposal of assets

•	The way the performance of a financial asset held under the business model is evaluated, and the way such evaluation is being reported to the management

•	The risk affecting the performance of the business model (and financial assets held under the business model), and the way such risk is being managed

•	The compensation plan for the management (e.g. whether the management is being compensated based on the fair value of assets or based on contractual cash flows received)

•	Frequency, amount, timing and reason for sale of financial assets in the past and forecast of future sale activities.
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

F-3
8

at FVTOCI. Also, for investments in equity instruments that are not held for short-term trade, an irrevocable election is available at initial recognition to present subsequent changes in fair value as other comprehensive income.
At initial recognition, financial assets at FVTOCI are measured at its fair value plus any direct transaction cost, and is subsequently measured in fair value. However, for equity instruments that do not have a quotation in an active market and in which fair value cannot be measured reliably, they are measured at cost. The income tax effects related to the changes in fair value except for profit or loss items such as impairment losses (reversals), interest revenue calculated by using effective interest method, and foreign exchange gain or loss about debt instrument are recognized as other comprehensive income until the asset’s disposal. Upon derecognition, the accumulated other comprehensive income is reclassified from equity to net income for FVTOCI (debt instrument) and reclassified within the equity for FVTOCI (equity instruments).

③	Financial assets at amortized cost
When financial assets are held under a business model whose objective is to hold financial assets in order to collect contractual cash flows, and when contractual cash flows from such financial assets are solely payments of principal and interest, the financial assets are classified as financial assets at amortized cost. At initial recognition, financial assets at amortized cost are recognized at fair value plus any direct transaction cost. Financial assets at amortized cost are presented at amortized cost using effective interest method, less any loss allowance.
2) Financial liabilities
At initial recognition, financial liabilities are classified into either financial liabilities at FVTPL or financial liabilities at amortized cost.
Financial liabilities are usually classified as financial liabilities at FVTPL when they are acquired with a purpose to repurchase them within a short period of time, when they are part of a certain financial instrument portfolio that is actually and recently being managed with a purpose of short-term profit and joint management by the Group at initial recognition, and when they are derivatives that do not qualify as hedging instruments. Financial liabilities at FVTPL are measured at fair value plus direct transaction cost at initial recognition and are subsequently measured at fair value. Profit or loss arising from financial liabilities at FVTPL is recognized in net income when occurred.
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
Financial liabilities designated as financial liabilities at FVTPL are initially recognized at fair value, with any direct transaction cost recognized in profit or loss and are subsequently measured at fair value. Any profit or loss from financial liabilities at FVTPL is recognized in profit or loss.
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

9

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

F-
40

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
The fair value of equity securities included in financial assets at FVTPL and financial assets at FVTOCI category is recognized in the statement of financial position at its available market price. Debt securities traded in the over-the-counter
market are generally recognized at an amount computed by an independent appraiser. When the Group uses the fair value determined by independent appraisers, the Group usually obtains three values from three different appraisers for each financial instrument and selects the minimum amount without making additional adjustments. For equity securities without marketability, the Group uses the amount determined by the independent appraiser. The Group verifies the prices obtained from appraisers in various ways, including the evaluation of independent appraisers’ competency, indirect verification through comparison between appraisers’ price and other available market information, and reperformed by employees who have knowledge of valuation models and assumptions that appraisers used.

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
The amount of adjustment is derived from counterparty’s probability of default and loss given default. This adjustment considers contractual matters that are designed to reduce the Group’s exposure to each counterparty’s credit risk. When derivatives are under master netting arrangement, the exposure used in the computation of credit risk adjustment is a net amount after adding/deducting cash collateral received (or paid) from loss (or gain) position derivatives with the same counterparty.

F-
41

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
b) Measurement of expected credit losses on financial asset at FVTOCI (debt securities)
The measurement method of expected credit loss is identical to financial asset at amortized cost, but changes in the loss allowance is recognized in other comprehensive income. When financial assets at FVTOCI is disposed or repaid, the related loss allowance is reclassified from accumulated other comprehensive income to net income.

F-
42

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

F-
43

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

Useful life
Industrial property rights	5 to 10 years
Development costs	5 years
Software and others	1 to 10 years
In addition, when an indicator that intangible assets are impaired is noted, and the carrying amount of the asset exceeds the estimated recoverable amount of the asset, the carrying amount of the asset is reduced to its recoverable amount.
Goodwill acquired in a business combination is included in intangible assets. Goodwill is not amortized but is subject to an impairment test at the cash-generating unit level every year, and whenever there is an indicator that goodwill is impaired.
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
(15) Leases
The Group determines whether the contract is a lease or includes a lease at the time of the contract agreement. In exchange for consideration in a contract, the contract is either a lease or includes a lease if the control over the use of the identified asset is transferred for a period of time. In determining whether a contract transfers control over the use of the asset to which it is identified, the Group uses the definition of lease IFRS 16.

F-4
4

① The Group as a lessee
The Group recognizes the
right-of-use
asset and the lease liability at the commencement date of the lease. The right-of-use
asset is measured at cost, which comprises the amount of the initial measurement of the lease liability, lease payments made at or before the commencement date (less any lease incentives received), initial direct costs, and an estimate of costs to be incurred by the lessee in dismantling and removing the underlying asset, restoring the site on which it is located.
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
The Group makes adjustments to reflect the terms of the lease and the characteristics of the lease asset in interest rates obtained from external financial information and calculates the incremental borrowing rate.
The Group calculates the lease term by including the relevant period when it is quite certain that the lessee will exercise the extension option or the termination option. The Group calculates the enforceable period in consideration of the economic disadvantages of terminating the contract if the lessee and the lessor have the right to terminate it without the consent of the other parties.
The lease payments included in the measurement of the lease liability comprise the following:

•	Fixed payments (including in-substance fixed payments)

•	Variable lease payments that depend on an index (or a rate), initially measured using the index or rate as at the commencement date

•	Amounts expected to be payable by the lessee under residual value guarantees

•
The exercise price of a purchase option if the lessee is reasonably certain to exercise that option, lease payments of the extended period if the lessee is reasonably certain to exercise extension option, and payments of penalties for terminating the lease, if the lease term reflects the lessee exercising an option to terminate the lease

The lease liability is subsequently increased be the interest expense recognized for the lease liability and decreased by reflecting the payment of the lease payments. The lease liability is remeasured if the future lease payments change depending on changes in the index (or a rate), changes in the expected amount to be paid under the residual value guarantee, and changes in the assessment of whether the purchase or extension option is reasonably certain to be exercised or not to exercise the terminate option.
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

F-4
5

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
Lease liabilities and
right-of-use-asset
increased by 9,076 million Won, reflecting the exercise impact of the extension and termination options during the current term.
In the statement of financial position, the Group classified the right-of-use
assets that do not meet the definition of investment property as ‘premises and equipment’ and the lease liabilities as ‘other financial liabilities.
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

F-4
6

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
Embedded derivatives that are part of a hybrid contract of which the host contract is a financial asset within the scope of IFRS 9 are not separated. The classification is done by considering the hybrid contract as a whole and subsequent measurement is either at amortized cost or fair value.
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
The Group is documenting the relationship between hedging instruments and hedged items at the commencement of hedging in accordance with their purpose and strategy. Also, the Group documents at the commencement and subsequent dates whether the hedging instrument effectively counters the changes in fair value of hedged items. A hedging instrument is effective only when it meets all the following criteria:

•	When there is an economic relationship between the hedged items and hedging instruments

•	When the effect of credit risk is not stronger than the change in value due to the economic relationship between the hedged items and hedging instruments

•
When the hedge ratio of hedging relationship is equal to the proportion of the number of items that the Group actually hedges and the number of hedging instruments that the Group actually uses to hedge the number of hedged items

When a hedging relationship no longer meets the hedging effectiveness requirements related to hedge ratio, but when the purpose of risk management on designated hedging relationship is still maintained, the hedge ratio of the hedging relationship is adjusted so that hedging relationship may meet the requirements again (Hedge ratio readjustment).
The Group has designated derivatives as hedging instrument except for the portion on foreign currency basis spread. The fair value change due to foreign currency basis spread is recognized in other comprehensive income and is accumulated in equity. If the hedged item is related to transactions, the accumulated other comprehensive income is reclassified to profit or loss when the hedged item affects the profit or loss. However, when non-monetary
items are subsequently recognized due to hedged items, the accumulated equity is removed from the equity directly and is included in the initial book value of the recognized non-monetary
items. Such transfers do not affect other comprehensive income. But if part or all of accumulated equity is not expected to be recovered in the future periods, the amount not expected to be recovered is immediately reclassified to profit or loss. If the hedged item is time-related, then the foreign currency basis spread on the day the derivative is designated as a hedging instrument that is related to the hedged item is reclassified to profit or loss over the term of the hedge.

F-4
7

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

F-4
8

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

9

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

F-
50

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
The tax uncertainty arises from the compensation claim filed by the Group, and refund litigation for the amount of tax levied by the tax authority due to differences in tax law analysis. In response, the Group paid taxes in accordance with IFRIC 23 due to the tax authority’s claim but recognized as a corporate tax asset if it is highly probable of a refund in the future. In addition, the Group appropriately estimates and reflects the amount of corporate tax liabilities based on the analysis of corporate tax laws and the evaluation of many factors, including past experiences.
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
3. SIGNIFICANT ACCOUNTING ESTIMATES AND ASSUMPTIONS
Significant accounting estimates and assumptions are continuously evaluated based on a number of factors, including historical experience and expectations of future events that are considered reasonably probable. Accounting estimates calculated based on these definitions may not match actual results. The accounting estimates and assumptions that include a significant risk of materially changing the carrying amounts of assets and liabilities currently recognized in the following accounting period are as follows.
The outbreak of
COVID-19
has had a significant impact on the global economy including Korea. Financial and economic shocks may have negative impacts on the Group’s financial condition and results of operations in various forms both domestically and internationally, however, the Korean government is providing unprecedented financial and economic relief measures such as extension of maturity of loans. Despite the announcement of these various forms of government support policies, the negative impact of the
COVID-19
on the global economy continues, and uncertainties in recovery or deterioration are expected to continue.

F-
51

The Group determined that the credit risk of loan affected by the loan deferment has significantly increased and evaluated that the possibility of default is high. The Group will continue to assess the adequacy of forward-looking
information related to the duration of the impact of COVID-19 on economy and government policies.
<Woori Bank>
Woori Bank’s total loans (loans, payment guarantees) that are subject to loan deferment and interest deferment, total loans that changed its stage from 12-month to lifetime expected credit losses (Stage 2), and the expected credit loss allowances recognized additionally are as follows. (Unit: Korean Won in millions):

		December 31, 2020	December 31, 2021
Total loans (Loans, payment guarantees) that are subject to loan deferment and interest deferment	Corporate	1,697,899	2,428,496
	Retail	122,425	167,146
	Total	1,820,324	2,595,642
Total loans changed its stage from 12-month to lifetime (Stage 2) expected credit losses	Corporate	1,548,805	2,125,492
	Retail	101,721	134,920
	Total	1,650,526	2,260,412
The expected credit loss allowances that are additionally recognized	Corporate	210,173	275,057
	Retail	9,058	9,657
	Total	219,231	284,714
In addition, as of December 31, 2021, the Group applied the overlay when forecasting future economic conditions in consideration of the potential for insolvency due to increase in market interest rate and the increase in economic uncertainty due to the accelerated spread of
COVID-19.
As of December 31, 2021, the monetary effect of the expected credit loss allowance due to the application of the forecast of future economic conditions overlay is as follows (Unit: Korean Won in millions):

Increase in expected credit loss allowance
Corporate	48,583
Retail	6,237
Total	54,820
<Woori Card>
Woori Card Co., Ltd. determined that the credit risk of obligors receiving financial support due to
COVID-19
significantly increased; and transferred the loss allowance at the amount equivalent to lifetime expected credit loss. As of December 31, 2021, financial assets at amortized cost of obligors subject to loan deferment and interest deferment amount to 7,217 million Won, and the cumulative expected credit loss allowance has increased for
170 million Won.
<Woori Financial Capital Co., Ltd.>
Woori Financial Capital Co., Ltd. determined that the credit risk of obligors receiving financial support due to
COVID-19
significantly increased; and evaluated that the possibility of default is high. As a result, as of December 31, 2021, financial assets at amortized cost of obligors subject to loan deferment and interest deferment amount to 103,974 million
Won and cumulative expected credit loss allowance has increased for
15,916 million Won.

F-
52

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
As described in ‘2. Basis of Preparation and Significant Accounting Policies (9) 5) Fair value of financial instruments’, when valuation techniques are used to determine the fair value of a financial instrument, various general and internally developed techniques are used, and various types of assumptions and variables are incorporated during the process.
(3) Impairment of financial instruments
The accuracy of the provision for credit losses is determined by the estimation of the expected cash flows for each tenant for estimating the individually assessed loan-loss allowance, and the assumptions and variables in the model used for estimating the collectively assessed loan-loss allowance payment, guarantee and unused commitment.
The Group has estimated the allowance for credit losses based on reasonable and supportable information that was available without undue cost or effort at the reporting date about past events, current conditions and forecasts of future economic conditions.
Information on measuring expected credit loss is described in ‘4. Risk Management (1) 2) Measurement of expected credit loss’.
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
4. RISK MANAGEMENT
The Group’s operating activity is exposed to various financial risks and the main types of risks are credit risk, market risk, liquidity risk and etc. The risk management department analyzes and assesses the level of complex risks in order to manage the risks and the risk management standards such as policies, regulations, management systems and whether decision-making have been established and operated for sound management of the Group.

F-
53

The risk management organization is operated by risk management committee, person in charge of risk management, and risk management department. The Board of Directors operates a risk management committee comprised of outside directors for professional risk management. The risk management committee plays a role as the top decision-making body in risk management by establishing basic policies for risk management that are in line with the Group’s management strategy and determining the risk level that the Group is willing to take.
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
In order to manage credit risk limit, the Group establishes the appropriate credit line per obligor, company or industry by monitoring obligor’s credit line, total exposures and loan portfolios when approving the loan.
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
2) Measurement of expected credit loss
IFRS 9 requires entities to measure allowance for credit losses equal to
12-month
expected credit losses or lifetime expected credit losses after classifying financial assets into one of the three stages, depends on the degree of increase in credit risk since their initial recognition.

Classification	Stage 1	Stage 2	Stage 3
Definition	No significant increase in credit risk after initial recognition (*)	Significant increase in credit risk after initial recognition	Credit-impaired
Allowance for credit losses	12-month expected credit losses:	Lifetime expected credit losses:
	Expected credit losses that result from those default events on the financial instrument that are possible within 12 months after the reporting date	Expected credit losses that result from all possible default events over the life of the financial instrument

(*)	If the financial instrument has low credit risk at the end of the reporting period, the Group may assume that the credit risk has not increased significantly since initial recognition.

F-5
4

At the end of each reporting period, the Group assesses whether credit risk reflecting forward-looking information has significantly been increased since the date of initial recognition. When assessing whether credit risk has significantly been increased, the changes in the probability of default over the financial instrument’s remaining life is used instead of changes in the amount of expected credit losses.
The Bank performs the above assessment to both corporate and retail exposures, and indicators of significant increase in credit risk are as follows:

Corporate Exposures	Retail Exposures
Asset quality level ‘Precautionary’ or lower	Asset quality level ‘Precautionary’ or lower
More than 30 days past due	More than 30 days past due
‘Warning’ level in early warning system	Significant decrease in credit rating (*)
Debtor experiencing financial difficulties (Capital impairment, Adverse opinion or Disclaimer of opinion by external auditors)	Deferment of repayment of principal and interest
Significant decrease in credit rating (*)	Deferment of interest
Deferment of repayment of principal and interest
Deferment of interest

(*)	The Group has applied the above indicators of significant decrease in credit rating since initial recognition as follows, and the estimation method is regularly being monitored.

	Credit rating	Significant increased indicator of the credit rating
Corporate	AAA ~ A+	More than or equal to 4 steps
	A- ~ BBB	More than or equal to 3 steps
	BBB- ~ BB+	More than or equal to 2 steps
	BB ~ BB-	More than or equal to 1 step
Retail	1 ~ 3	More than or equal to 3 steps
	4 ~ 5	More than or equal to 2 steps
	6 ~ 10	More than or equal to 1 step
The Group sees no significant increase in credit risk after initial recognition for debt securities, etc. with a credit rating of A + or higher, which are deemed to have low credit risk at the end of the reporting period.
The Group concludes that credit is impaired when financial assets are under conditions stated below:

•	When principal of loan is overdue for 90 days or longer due to significant deterioration in credit

•	For loans overdue for less than 90 days, when it is determined that not even a portion of the loan will be recovered unless claim actions such as disposal of collaterals are taken

•	When other objective indicators of impairment have been noted for the financial asset
The Group has estimated the allowance for credit losses using an estimation model that additionally reflects the future economic forward information based on the past experience loss rate data.
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

F-5
5

The Group is conducting the following procedures to estimate and apply future economic forecast information.

•	Development of estimation models by analyzing the correlation between default rates of corporate and retail exposures per year and macroeconomic indicators

Major macroeconomic indicators	Correlation between credit risk and macroeconomic indicators
GDP growth rate	Negative (-) Correlation
Personal consumption expenditures price index rate	Negative (-) Correlation
Consumer price index rate	Negative (-) Correlation

•
Calculation of estimated default rate incorporating future economic forecasts by applying estimated macroeconomic indicators provided by verified institutions such as Bank of Korea and National Assembly Budget Office to the estimation model developed

•	Disclosure of economic variable forecasts
a) Probability weight
As of December 31, 2021, the probability weights applied to the scenarios of the forecasts of macroeconomic variables is as follows (Unit: %):

	Basic Scenario	Upside Scenario	Downside Scenario
Probability weight	55.59	13.37	31.04
b) Economic forecast of each major economic variables by scenario (prospect period: 2022)
As of December 31, 2021, the forecasts of major macroeconomic variables by scenario are as follows (Unit:     %)

	Basic Scenario	Upside Scenario	Downside Scenario
GDP growth rate	3.00	3.22	2.60
Personal consumption expenditures price index rate	3.60	4.01	2.85
Consumer price index rate	2.00	2.10	1.82
The results of Woori Bank’s sensitivity analysis on expected credit loss provisions due to changes in macroeconomic indicators as of December 31, 2020 and 2021 are as follows (Unit: Korean Won in millions):

			December 31, 2020
Corporate	GDP growth rate	Increase by 1% point	(86,086)
		Decrease by 1% point	96,177
Retail	Consumer price index rate	Increase by 1% point	(15,807)
		Decrease by 1% point	17,119

			December 31, 2021
Corporate	GDP growth rate	Increase by 1% point	(68,140)
		Decrease by 1% point	74,495
	Personal consumption expenditures price index rate	Increase by 1% point	(40,654)
		Decrease by 1% point	43,028

Retail	GDP growth rate	Increase by 1% point	(8,798)
		Decrease by 1% point	9,163
	Consumer price index rate	Increase by 1% point	(29,469)
		Decrease by 1% point	34,352

F-
5
6

•
The increase rate between the measured default rate and the predicted default rate is used as a future economic forecast adjustment coefficient and reflected to the applicable estimate for the current year.

3) Maximum exposure to credit risk
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
The maximum exposure to credit risk as of December 31, 2020 and 2021 is as follows (Unit: Korean Won in millions):

		December 31, 2020	December 31, 2021
Loans and other financial assets at amortized cost (*1)	Korean treasury and government agencies	9,725,719	14,934,813
	Banks	19,493,189	24,733,020
	Corporates	114,131,994	131,027,256
	Consumers	176,755,176	191,237,783

	Sub-total	320,106,078	361,932,872

Financial assets at FVTPL (*2)	Deposit	48,796	65,072
	Debt securities	2,887,097	2,743,239
	Loans	676,291	667,467
	Derivative assets	6,901,742	4,803,131
	Others	—	1,518

	Sub-total	10,513,926	8,280,427

Financial assets at FVTOCI	Debt securities	28,948,141	38,126,977
Securities at amortized cost	Debt securities	17,020,839	17,086,274
Derivative assets	Derivative assets (Designated for hedging)	174,820	106,764
Off-balance accounts	Guarantees (*3)	11,809,456	12,987,809
	Loan commitments	112,088,680	114,414,462

	Sub-total	123,898,136	127,402,271

	Total	500,661,940	552,935,585

(*1)	Cash and cash equivalents are not included.
(*2)	Puttable financial instruments are not included.
(*3)	As of December 31, 2020 and 2021, the financial guarantee amounts of 4,163,382 million Won and 3,960,383 million Won are included, respectively.

F-5
7

a) Credit risk exposure by geographical areas
The following tables analyze credit risk exposure by geographical areas (Unit: Korean Won in millions):

	December 31, 2020
	Korea	China	USA	UK	Japan	Others (*)	Total
Loans and other financial assets at amortized cost	296,186,751	4,356,747	3,988,304	1,990,490	1,404,670	12,179,116	320,106,078
Securities at amortized cost	16,749,531	—	110,597	—	—	160,711	17,020,839
Financial assets at FVTPL	6,954,630	13,403	1,083,096	493,285	480,760	1,488,752	10,513,926
Financial assets at FVTOCI	25,966,333	608,893	1,092,636	5	5,460	1,274,814	28,948,141
Derivative assets (Designated for hedging)	—	—	165,458	3,740	—	5,622	174,820
Off-balance accounts	119,699,069	1,393,734	399,678	38,389	41,378	2,325,888	123,898,136

Total	465,556,314	6,372,777	6,839,769	2,525,909	1,932,268	17,434,903	500,661,940

(*)	Others consist of financial assets in Indonesia, Hong Kong, Germany, Australia, and other countries.

	December 31, 2021
	Korea	China	USA	UK	Japan	Others (*)	Total
Loans and other financial assets at amortized cost	338,674,446	5,620,622	3,742,331	212,821	811,030	12,871,622	361,932,872
Securities at amortized cost	16,785,265	92,880	27,018	—	—	181,111	17,086,274
Financial assets at FVTPL	6,150,464	1,330	1,188,358	195,048	61,315	683,912	8,280,427
Financial assets at FVTOCI	34,242,133	808,359	1,713,435	1,755	23,193	1,338,102	38,126,977
Derivative assets (Designated for hedging)	11,678	—	95,086	—	—	—	106,764
Off-balance accounts	123,375,839	1,001,430	375,929	31,116	32,402	2,585,555	127,402,271

Total	519,239,825	7,524,621	7,142,157	440,740	927,940	17,660,302	552,935,585

(*)	Others consist of financial assets in Indonesia, Hong Kong, Germany, Australia, and other countries.

F-5
8

b) Credit risk exposure by industries
① The following tables analyze credit risk exposure by industries, which are service, manufacturing, finance and insurance, construction, individuals and others in accordance with the Korea Standard Industrial Classification Code as of December 31, 2020 and 2021 (Unit: Korean Won in millions):

	December 31, 2020
	Service	Manufacturing	Finance and insurance	Construction	Individuals	Others	Total
Loans and other financial assets at amortized cost	56,627,927	35,933,953	35,450,774	3,493,000	172,116,780	16,483,644	320,106,078
Securities at amortized cost	492,172	6,691	8,926,909	302,225	—	7,292,842	17,020,839
Financial assets at FVTPL	301,296	234,712	8,520,127	32,240	14,619	1,410,932	10,513,926
Financial assets at FVTOCI	475,881	207,903	23,017,149	142,396	—	5,104,812	28,948,141
Derivative assets (Designated for hedging)	—	—	174,820	—	—	—	174,820
Off-balance accounts	18,828,656	21,460,581	12,086,935	4,060,358	62,477,117	4,984,489	123,898,136

Total	76,725,932	57,843,840	88,176,714	8,030,219	234,608,516	35,276,719	500,661,940

	December 31, 2021
	Service	Manufacturing	Finance and insurance	Construction	Individuals	Others	Total
Loans and other financial assets at amortized cost	67,895,018	37,679,784	45,540,602	4,303,491	185,972,844	20,541,133	361,932,872
Securities at amortized cost	479,291	—	7,061,770	250,607	—	9,294,606	17,086,274
Financial assets at FVTPL	115,346	146,277	6,646,922	13,623	1,836	1,356,423	8,280,427
Financial assets at FVTOCI	376,998	258,866	29,444,989	131,967	—	7,914,157	38,126,977
Derivative assets (Designated for hedging)	—	—	79,369	27,395	—	—	106,764
Off-balance accounts	18,565,570	18,994,662	11,763,667	3,900,766	67,966,826	6,210,780	127,402,271

Total	87,432,223	57,079,589	100,537,319	8,627,849	253,941,506	45,317,099	552,935,585

9

② The detailed industries of financial assets and corporate loans that might get affected by the spread of
COVID-19
as of December 31, 2020 and 2021 are as follows and the industries that can be affected may change by future economic conditions (Unit: Korean Won in millions):
< Woori Bank >

			December 31, 2020
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

F-
6
0

			December 31, 2020
			Off-balance accounts	Total
Service business	Distribution business	General retail business	897,101	1,985,295
		General wholesale business	483,360	1,894,496
		Sub-total	1,380,461	3,879,791
		Accommodation business	152,059	1,691,992
		Travel business	21,350	81,208
		Art/sports, leisure service	114,388	1,599,770
		Food business	135,680	1,217,027
		Transportation business	193,578	598,664
		Education business	48,064	416,254
		Others	318,641	1,607,910
		Sub-total	2,364,221	11,092,616
Manufacturing		Textile	1,064,005	3,358,516
		Metal	1,581,887	3,020,080
		Non-metal	377,506	1,084,341
		Chemical	3,233,405	5,071,773
		Transportation	2,183,616	5,453,771
		Electronics	1,789,605	3,233,182
		Cosmetics	54,518	377,966
		Others	1,483,551	1,851,951
		Sub-total	11,768,093	23,451,580

Total			14,132,314	34,544,196

			December 31, 2021
			Loans and other financial assets at amortized cost	Financial assets at FVTPL	Financial assets at FVTOCI
Service business	Distribution business	General retail business	754,850	274	—
		General wholesale business	809,893	221	—
		Sub-total	1,564,743	495	—
		Accommodation business	1,441,185	625	23,840
		Travel business	53,302	—	—
		Art/sports, leisure service	600,746	503	—
		Food business	1,279,128	216	—
		Transportation business	404,120	77	—
		Others	1,050,229	599	—
		Sub-total	6,393,453	2,515	23,840
Manufacturing		Textile	2,626,493	724	10,718
		Metal	199,877	10	—
		Non-metal	148,471	24	—
		Chemical	904,563	1,994	—
		Electronics	103,510	31	—
		Others	191,865	—	—
		Sub-total	4,174,779	2,783	10,718

Total			10,568,232	5,298	34,558

F-
61

			December 31, 2021
			Off-balance accounts	Total
Service business	Distribution business	General retail business	299,064	1,054,188
		General wholesale business	237,678	1,047,792
		Sub-total	536,742	2,101,980
		Accommodation business	181,563	1,647,213
		Travel business	12,455	65,757
		Art/sports, leisure service	63,660	664,909
		Food business	179,799	1,459,143
		Transportation business	167,883	572,080
		Others	191,837	1,242,665
		Sub-total	1,333,939	7,753,747
Manufacturing		Textile	1,012,989	3,650,924
		Metal	9,704	209,591
		Non-metal	48,171	196,666
		Chemical	689,895	1,596,452
		Electronics	33,389	136,930
		Others	87,587	279,452
		Sub-total	1,881,735	6,070,015

Total			3,215,674	13,823,762

< Woori Card Co., Ltd. >

	December 31, 2020
	Loans and other financial assets at amortized cost	Financial assets at FVTPL	Financial assets at FVTOCI	Off-balance accounts	Total
Accommodation business	4,959	—	—	12,315	17,274
Travel business	2,175	—	—	25,367	27,542
Aviation	479	—	—	4,179	4,658
Cosmetics industry	2,462	—	—	13,376	15,838
Distribution business	8,050	—	—	44,354	52,404
Food industry	33,084	—	—	163,711	196,795
Art/sports, leisure service	6,156	—	—	51,962	58,118
Total	57,365	—	—	315,264	372,629

	December 31, 2021
	Loans and other financial assets at amortized cost	Financial assets at FVTPL	Financial assets at FVTOCI	Off-balance accounts	Total
Accommodation business	2,341	—	—	11,472	13,813
Travel business	3,334	—	—	20,056	23,390
Aviation	983	—	—	4,025	5,008
Cosmetics industry	3,187	—	—	10,692	13,879
Distribution business	7,582	—	—	38,741	46,323
Food industry	30,267	—	—	122,793	153,060
Art/sports, leisure service	8,336	—	—	44,286	52,622
Total	56,030	—	—	252,065	308,095

F-
62

<Woori Financial Capital Co., Ltd.>

			December 31, 2020
			Loans and other financial assets at amortized cost	Financial assets at FVTPL	Financial assets at FVTOCI
Service business	Distribution business	General retail business	8,978	—	—
		General wholesale business	57,587	—	—
		Sub-total	66,565	—	—
		Accommodation business	6,292	—	—
		Travel business	1,293	—	—
		Art/sports, leisure service	615	—	—
		Food business	21,774	—	—
		Transportation business	28,270	—	—
		Education business	1,132	—	—
		Others	365,860	27,364	—
		Sub-total	491,801	27,364	—
Manufacturing		Textile	29,415	—	—
		Metal	17,963	—	—
		Non-metal	4,780	—	—
		Chemical	2,501	—	—
		Transportation	52,514	—	—
		Electronics	12,665	—	—
		Others	5,335	—	—
		Sub-total	125,173	—	—
Total COVID-19 vulnerable business			616,974	27,364	—
Other business		Others	6,202,754	225,078	—

Total			6,819,728	252,442	—

F-
63

			December 31, 2020
			Off-balance accounts	Total
Service business	Distribution business	General retail business	—	8,978
		General wholesale business	—	57,587
		Sub-total	—	66,565
		Accommodation business	—	6,292
		Travel business	—	1,293
		Art/sports, leisure service	—	615
		Food business	—	21,774
		Transportation business	—	28,270
		Education business	—	1,132
		Others	38,681	431,905
		Sub-total	38,681	557,846
Manufacturing		Textile	—	29,415
		Metal	3,365	21,328
		Non-metal	—	4,780
		Chemical	—	2,501
		Transportation	—	52,514
		Electronics	—	12,665
		Others	—	5,335
		Sub-total	3,365	128,538
Total COVID-19 vulnerable business			42,046	686,384
Other business		Others	333,766	6,761,598

Total			375,812	7,447,982

F-6
4

			December 31, 2021
			Loans and other financial assets at amortized cost	Financial assets at FVTPL	Financial assets at FVTOCI
Service business	Distribution business	General retail business	77,841	—	—
		General wholesale business	292,832	—	—
		Sub-total	370,673	—	—
		Accommodation business	7,338	—	—
		Travel business	57	—	—
		Art/sports, leisure service	8,544	—	—
		Food business	125,075	—	—
		Transportation business	598,972	—	—
		Education business	22,118	—	—
		Others	102,787	—	—
		Sub-total	1,235,564	—	—
Manufacturing		Textile	727	—	—
		Metal	2,824	—	—
		Non-metal	698	—	—
		Chemical	172	—	—
		Transportation	438	—	—
		Electronics	3,993	—	—
		Cosmetics	685	—	—
		Others	108,540	—	—
		Sub-total	118,077	—	—
Total COVID-19 vulnerable business			1,353,641	—	—
Other business		Others	6,489,394	28,222	—

Total			7,843,035	28,222	—

F-6
5

			December 31, 2021
			Off-balance accounts	Total
Service business	Distribution business	General retail business	—	77,841
		General wholesale business	—	292,832
		Sub-total	—	370,673
		Accommodation business	—	7,338
		Travel business	—	57
		Art/sports, leisure service	—	8,544
		Food business	—	125,075
		Transportation business	—	598,972
		Education business	—	22,118
		Others	140,549	243,336
		Sub-total	140,549	1,376,113
Manufacturing		Textile	—	727
		Metal	—	2,824
		Non-metal	—	698
		Chemical	—	172
		Transportation	—	438
		Electronics	—	3,993
		Cosmetics	—	685
		Others	13,432	121,972
		Sub-total	13,432	131,509
Total COVID-19 vulnerable business			153,981	1,507,622
Other business		Others	812,597	7,330,213

Total			966,578	8,837,835

< Woori Investment Bank Co., Ltd. >

	December 31, 2020
	Loans and other financial assets at amortized cost	Financial assets at FVTPL	Financial assets at FVTOCI	Off-balance accounts	Total
Accommodation business	44,900	—	—	—	44,900
Distribution business	15,716	20,000	—	—	35,716
Art/sports, leisure service	28,000	—	—	—	28,000
Total	88,616	20,000	—	—	108,616

	December 31, 2021
	Loans and other financial assets at amortized cost	Financial assets at FVTPL	Financial assets at FVTOCI	Off-balance accounts	Total
Accommodation business	57,142	—	—	—	57,142
Distribution business	12,885	—	—	—	12,885
Art/sports, leisure service	31,772	—	—	—	31,772
Total	101,799	—	—	—	101,799

F-6
6

4) Credit risk exposure
a) Financial assets
The maximum exposure to credit risk by asset quality, except for financial assets at FVTPL and derivative asset (Designated for hedging) as of December 31, 2020 and 2021 is as follows (Unit: Korean Won in millions):

	December 31, 2020
	Stage 1		Stage 2		Stage 3	Total	Allowance for credit losses	Total, net
	Above appropriate credit rating (*1)	Less than a limited credit rating (*3)	Above appropriate credit rating (*2)	Less than a limited credit rating (*3)
Loans and other financial assets at amortized cost	278,729,012	21,249,885	10,356,251	10,143,839	1,623,276	322,102,263	(1,996,185)	320,106,078
Korean treasury and government agencies	9,674,891	1,063	52,279	—	—	9,728,233	(2,514)	9,725,719
Banks	19,301,570	105,890	75,876	—	25,598	19,508,934	(15,745)	19,493,189
Corporates	93,889,922	14,873,376	1,890,564	3,860,389	839,234	115,353,485	(1,221,491)	114,131,994
General business	61,082,336	9,013,955	1,349,053	2,585,868	576,078	74,607,290	(869,744)	73,737,546
Small- and medium-sized enterprise	27,504,992	5,415,312	538,909	1,207,706	227,003	34,893,922	(304,077)	34,589,845
Project financing and others	5,302,594	444,109	2,602	66,815	36,153	5,852,273	(47,670)	5,804,603
Consumers	155,862,629	6,269,556	8,337,532	6,283,450	758,444	177,511,611	(756,435)	176,755,176
Securities at amortized cost	17,025,405	—	—	—	—	17,025,405	(4,566)	17,020,839
Financial assets at FVTOCI (*3)	28,789,281	158,860	—	—	—	28,948,141	(9,631)	28,948,141

Total	324,543,698	21,408,745	10,356,251	10,143,839	1,623,276	368,075,809	(2,010,382)	366,075,058

	December 31, 2020
	Collateral value
	Stage1	Stage2	Stage3	Total
Loans and other financial assets at amortized cost	187,731,443	15,677,871	696,709	204,106,023
Korean treasury and government agencies	19,280	—	—	19,280
Banks	1,003,971	—	—	1,003,971
Corporates	62,817,305	3,963,101	400,340	67,180,746
General business	35,578,470	2,670,480	271,815	38,520,765
Small- and medium-sized enterprise	25,404,002	1,290,941	118,265	26,813,208
Project financing and others	1,834,833	1,680	10,260	1,846,773
Consumers	123,890,887	11,714,770	296,369	135,902,026
Securities at amortized cost	—	—	—	—
Financial assets at FVTOCI (*3)	—	—	—	—

Total	187,731,443	15,677,871	696,709	204,106,023

(*1)	Credit grade of corporates are AAA ~ BBB, and consumers are grades 1 ~ 6.
(*2)	Credit grade of corporates are BBB- ~ C, and consumers are grades 7 ~ 10.
(*3)	Financial assets at FVTOCI has been disclosed as the amount before deducting allowance for credit losses because loss allowance does not reduce the carrying amount.

F-6
7

	December 31, 2021
	Stage 1		Stage 2		Stage 3	Total	Allowance for credit losses	Total, net
	Above appropriate credit rating (*1)	Less than a limited credit rating (*2)	Above appropriate credit rating (*1)	Less than a limited credit rating (*2)
Loans and other financial assets at amortized cost	316,364,525	22,734,430	13,270,491	10,190,307	1,332,644	363,892,397	(1,959,525)	361,932,872
Korean treasury and government agencies	14,938,718	9	9	—	—	14,938,736	(3,923)	14,934,813
Banks	24,186,246	492,447	46,373	—	23,509	24,748,575	(15,555)	24,733,020
Corporates	108,917,062	15,952,017	2,698,907	3,963,782	658,923	132,190,691	(1,163,435)	131,027,256
General business	68,767,641	9,010,115	1,886,740	2,597,136	438,537	82,700,169	(785,908)	81,914,261
Small- and medium-sized enterprise	33,306,787	6,459,338	790,750	1,353,313	156,440	42,066,628	(322,635)	41,743,993
Project financing and others	6,842,634	482,564	21,417	13,333	63,946	7,423,894	(54,892)	7,369,002
Consumers	168,322,499	6,289,957	10,525,202	6,226,525	650,212	192,014,395	(776,612)	191,237,783
Securities at amortized cost	17,091,509	—	—	—	—	17,091,509	(5,235)	17,086,274
Financial assets at FVTOCI (*3)	37,917,922	209,055	—	—	—	38,126,977	(12,146)	38,126,977

Total	371,373,956	22,943,485	13,270,491	10,190,307	1,332,644	419,110,883	(1,976,906)	417,146,123

	December 31, 2021
	Collateral value
	Stage1	Stage2	Stage3	Total
Loans and other financial assets at amortized cost	208,188,057	18,098,940	643,183	226,930,180
Korean treasury and government agencies	20,679	—	—	20,679
Banks	1,287,055	—	—	1,287,055
Corporates	74,403,502	4,796,510	351,837	79,551,849
General business	40,288,663	3,120,790	220,792	43,630,245
Small- and medium-sized enterprise	30,852,567	1,675,720	80,830	32,609,117
Project financing and others	3,262,272	—	50,215	3,312,487
Consumers	132,476,821	13,302,430	291,346	146,070,597
Securities at amortized cost	—	—	—	—
Financial assets at FVTOCI (*3)	—	—	—	—

Total	208,188,057	18,098,940	643,183	226,930,180

(*1)	Credit grade of corporates are AAA ~ BBB, and consumers are grades 1 ~ 6.
(*2)	Credit grade of corporates are BBB- ~ C, and consumers are grades 7 ~ 10.
(*3)	Financial assets at FVTOCI has been disclosed as the amount before deducting allowance for credit losses because loss allowance does not reduce the carrying amount.

F-6
8

b) Guarantees and commitments
The credit quality of the guarantees and loan commitments as of December 31, 2020 and 2021 are as follows (Unit: Korean Won in millions):

	December 31, 2020
Financial assets	Stage 1		Stage 2		Stage3	Total
	Above appropriate credit rating (*1)	Less than a limited credit rating (*2)	Above appropriate credit rating (*1)	Less than a limited credit rating (*2)
Off-balance accounts:
Guarantees	10,152,900	1,382,592	11,504	191,962	70,498	11,809,456
Loan Commitments	105,108,967	4,045,595	1,951,649	977,185	5,284	112,088,680

Total	115,261,867	5,428,187	1,963,153	1,169,147	75,782	123,898,136

(*1)	Credit grade of corporates are AAA ~ BBB, and consumers are grades 1 ~ 6.
(*2)	Credit grade of corporate are BBB- ~ C, and consumers are grades 7 ~ 10.

	December 31, 2021
Financial assets	Stage 1		Stage 2		Stage3	Total
	Above appropriate credit rating (*1)	Less than a limited credit rating (*2)	Above appropriate credit rating (*1)	Less than a limited credit rating (*2)
Off-balance accounts:
Guarantees	11,560,908	1,037,142	47,549	275,166	67,044	12,987,809
Loan Commitments	107,916,434	3,591,413	2,072,348	832,173	2,094	114,414,462

Total	119,477,342	4,628,555	2,119,897	1,107,339	69,138	127,402,271

(*1)	Credit grade of corporates are AAA ~ BBB, and consumers are grades 1 ~ 6.
(*2)	Credit grade of corporates are BBB- ~ C, and consumers are grades 7 ~ 10.
5) Collateral and other credit enhancements
For the years ended December 31, 2020 and 2021, there have been no significant changes in the value of collateral or other credit enhancements held by the Group and there have been no significant changes in collateral or other credit enhancements due to changes in the collateral policy of the Group.
6) Among financial assets that measured loss allowance at lifetime expected credit losses, amortized costs before changes in contractual cash flows as of December 31,2020 and 2021 are 265,760 million Won and 145,594 million Won respectively, with net losses recognized along with the changes, 12,786 million Won and 11,734 million Won respectively.
7) The Group determines which loan is subject to
write-off
in accordance with internal guidelines and writes off loan receivables when it is determined that the loans are practically irrecoverable. For example, loans are practically irrecoverable when application is made for rehabilitation under the Debtor Rehabilitation and Bankruptcy Act and loans are confirmed as irrecoverable by the court’s decision to waive debtor’s obligation, or when it is impossible to recover the loan amount through legal means such as auctioning of debtor’s assets or through any other means of recovery available. Notwithstanding the write-off,
the Group may still exercise its right of collection after the asset has been written off in accordance with its collection policies.
As the Group manages receivables that have not lost the right of claim to the debtor for the grounds of incomplete statute limitation and uncollected receivables under the related laws as receivable charge-offs, the balance as of December 31, 2020 and 2021 are 9,986,186 million Won and 10,107,413 million Won. In addition, the contractual non-recoverable
amount of financial assets amortized for the year ended December 31, 2021, but still in the process of recovery is 355,039 million Won.

9

(2) Market risk
Market risk is the possible risk of loss arising from trading position and non-trading
position as a result of the volatility of market factors such as interest rates, stock prices and foreign exchange rates.
1) Market risk management
Market risk management refers to the process of making and implementing decisions for the avoidance, acceptance or mitigation of risks by identifying the underlying source of the risks and measuring its level and evaluating the appropriateness of the level of accepted market risks.
a) Trading activities
The Group uses the standard method and the internally developed model (the Bank) in measuring market risk for trading positions and allocates market risk capital through the Risk Management Committee. Risk management departments of the Group and its subsidiaries manage limits in detail including those on risk and loss with their management result regularly reported to the Risk Management Committee.
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
The minimum, maximum and average VaR of the Bank for the year December 31, 2020 and 2021, and the VaR of the Bank as of December 31, 2020 and 2021 are as follows (Unit: Korean Won in millions):

	December 31, 2020	For the year ended December 31, 2020			December 31, 2021	For the year ended December 31, 2021
Risk factor		Average	Maximum	Minimum		Average	Maximum	Minimum
Interest rate	6,815	7,959	15,065	2,427	4,177	4,681	14,017	2,405
Stock price	2,283	5,783	14,394	1,982	2,972	3,637	6,676	1,609
Foreign currencies	11,160	8,814	11,233	4,613	5,904	6,745	13,144	4,747
Diversification	(11,087)	(11,175)	(18,796)	(3,452)	(6,072)	(7,300)	(20,006)	(3,627)

Total VaR (*)	9,171	11,381	21,896	5,570	6,981	7,763	13,831	5,134

(*)	VaR (Value at Risk): Retention period of 1day, Maximum expected losses under 99% level of confidence.
b)
Non-trading
activities
The Bank manages and measures interest risk for
non-trading
activities through ΔNII (Change in Net Interest Income) and ΔEVE (Change in Economic Value of Equity) in accordance with IRRBB (Interest Rate Risk in the Banking Book) introduced at the end of 2019.
ΔNII represents a change in net interest income that may occur over a certain period (e.g. one year) due to changes in net interest income, and ΔEVE indicates the economic value changes in equity capital that could be caused by changes in interest rates affecting the present value of asset, liabilities, and others.

F-
70

For assets and liabilities as of December 31, 2020 and 2021 that include bank, consolidated trusts and subsidiaries of the bank, details of ΔEVE and ΔNII calculated based on interest rate risk in banking book (IRRBB) are as follows (Unit: Korean Won in millions):

	December 31, 2020 (*3)		December 31, 2021
	Δ EVE (*1)	Δ NII (*2)	Δ EVE (*1)	Δ NII (*2)
Woori Bank	634,596	66,138	920,290	195,186
Woori Card Co., Ltd.	—	—	126,576	59,114
Woori Financial Capital Co., Ltd.	—	—	58,794	1,384
Woori Investment Bank Co., Ltd.	—	—	17,607	5,556
Woori Asset Trust Co., Ltd.	—	—	820	1,709
Woori Asset Management Corp.	—	—	1,411	504
Woori Savings Bank	—	—	15,175	949
Woori Private Equity Asset Management Co., Ltd.	—	—	32	59
Woori Global Asset Management Co., Ltd.	—	—	246	143

(*1)	ΔEVE: change in Economic Value of Equity
(*2)	ΔNII: change in Net Interest Income
(*3)	As of December 31, 2020, for the remaining subsidiaries except the bank, consolidated trusts, and consolidated subsidiaries of the bank, EVE and NII were not calculated.
For the remaining subsidiaries except the bank, consolidated trusts, and consolidated subsidiaries of the bank as of December 31, 2020, the interest rate EaR and VaR calculated based on the BIS Framework are as follows (Unit: Korean Won in millions):

	December 31, 2020
	EaR (*1)	VaR (*2)
Woori Card Co., Ltd.	106,645	157,085
Woori Financial Capital Co., Ltd.	3,701	12,550
Woori Investment Bank Co., Ltd.	1,479	5,005
Woori Asset Trust Co., Ltd.	3,211	398
Woori Asset Management Corp.	64	493
Woori Private Equity Asset Management Co., Ltd.	193	37
Woori Global Asset Management Co., Ltd.	119	318

(*1)	EaR (Earning at Risk): Change of maximum expected income and expense
(*2)	VaR (Value at Risk): Maximum expected losses

F-7
1

The Group estimates and manages risks related to changes in interest rate due to the difference in the maturities of interest-bearing assets and liabilities and discrepancies in the terms of interest rates. Cash flows (both principal and interest), interest bearing assets and liabilities, presented by each re-pricing
date, are as follows (Unit: Korean Won in millions):

	December 31, 2020
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Asset:
Loans and other financial assets at amortized cost	177,214,415	54,035,826	12,410,513	11,140,520	64,799,854	5,170,572	324,771,700
Financial assets at FVTPL	609,542	263,510	91,791	94,879	150,148	13,239	1,223,109
Financial assets at FVTOCI	4,344,718	3,339,086	3,751,882	2,915,238	14,648,033	473,124	29,472,081
Securities at amortized cost	1,372,094	1,471,309	933,715	1,869,352	11,080,632	1,018,002	17,745,104

Total	183,540,769	59,109,731	17,187,901	16,019,989	90,678,667	6,674,937	373,211,994

Liability:
Deposits due to customers	127,557,303	46,471,099	35,455,403	29,354,652	52,395,811	50,655	291,284,923
Borrowings	11,223,338	2,832,846	1,126,728	949,892	3,828,384	452,495	20,413,683
Debentures	3,246,233	3,396,427	3,929,346	3,495,915	21,899,788	3,257,026	39,224,735

Total	142,026,874	52,700,372	40,511,477	33,800,459	78,123,983	3,760,176	350,923,341

	December 31, 2021
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Asset:
Loans and other financial assets at amortized cost	205,915,030	58,661,091	14,461,769	12,840,318	62,337,321	5,204,605	359,420,134
Financial assets at FVTPL	1,725,063	52,361	49,843	17,817	223,107	13,501	2,081,692
Financial assets at FVTOCI	5,489,649	4,741,319	3,915,011	4,139,102	19,962,071	634,111	38,881,263
Securities at amortized cost	1,297,865	847,134	813,405	949,475	11,990,559	2,116,986	18,015,424

Total	214,427,607	64,301,905	19,240,028	17,946,712	94,513,058	7,969,203	418,398,513

Liability:
Deposits due to customers	145,744,829	47,792,440	33,334,918	28,615,157	62,635,705	59,155	318,182,204
Borrowings	11,422,868	4,168,941	1,788,597	1,540,533	5,119,291	428,660	24,468,890
Debentures	8,325,421	3,035,764	3,203,743	3,174,902	25,036,943	3,342,284	46,119,057

Total	165,493,118	54,997,145	38,327,258	33,330,592	92,791,939	3,830,099	388,770,151

F-
72

2) Currency risk
Currency risk arises from the financial instruments denominated in foreign currencies other than the functional currency. Therefore, no currency risk arises from non-monetary
items or financial instruments denominated in the functional currency.
Financial instruments in foreign currencies exposed to currency risk as of December 31, 2020 and 2021 are as follows (Unit: USD in millions, JPY in millions, CNY in millions, EUR in millions, and Korean Won in millions):

	December 31, 2020
	USD		JPY		CNY		EUR		Others	Total
	Foreign currency	Korean Won equivalent	Foreign currency	Korean Won equivalent	Foreign currency	Korean Won equivalent	Foreign currency	Korean Won equivalent	Korean Won equivalent	Korean Won equivalent
Asset
Cash and cash equivalents	5,584	6,074,879	22,832	240,710	4,580	764,686	115	154,154	501,900	7,736,329
Loans and other financial assets at amortized cost	21,687	23,595,957	172,782	1,821,554	24,230	4,045,435	2,001	2,678,382	4,857,438	36,998,766
Financial assets at FVTPL	280	304,146	18,855	198,781	73	11,989	248	332,182	88,745	935,843
Financial assets at FVTOCI	2,741	2,981,832	—	—	2,601	434,258	37	49,789	565,893	4,031,772
Securities at amortized cost	319	347,570	—	—	—	—	34	45,197	115,534	508,301

Total	30,611	33,304,384	214,469	2,261,045	31,484	5,256,368	2,435	3,259,704	6,129,510	50,211,011

Liability
Financial liabilities at FVTPL	426	463,678	14,493	152,792	—	—	158	211,525	115,429	943,424
Deposits due to customers	16,664	18,130,448	220,153	2,320,983	26,733	4,463,300	1,532	2,050,400	3,443,631	30,408,762
Borrowings	5,657	6,154,464	48,446	510,750	—	—	590	789,955	697,234	8,152,403
Debentures	3,973	4,322,800	—	—	—	—	—	—	444,711	4,767,511
Other financial liabilities	2,381	2,590,147	6,705	70,690	1,853	309,319	64	85,553	193,128	3,248,837

Total	29,101	31,661,537	289,797	3,055,215	28,586	4,772,619	2,344	3,137,433	4,894,133	47,520,937

Off-balance accounts	7,441	8,095,297	24,992	263,478	3,007	502,106	533	712,846	556,988	10,130,715

F-
73

	December 31, 2021
	USD		JPY		CNY		EUR		Others	Total
	Foreign currency	Korean Won equivalent	Foreign currency	Korean Won equivalent	Foreign currency	Korean Won equivalent	Foreign currency	Korean Won equivalent	Korean Won equivalent	Korean Won equivalent
Asset
Cash and cash equivalents	3,176	3,765,460	15,834	163,131	1,236	230,188	94	125,513	826,870	5,111,162
Loans and other financial assets at amortized cost	28,771	34,108,109	164,976	1,679,982	23,733	4,420,551	2,329	3,126,363	5,749,685	49,084,690
Financial assets at FVTPL	468	556,296	14,618	150,596	—	—	327	438,662	71,369	1,216,923
Financial assets at FVTOCI	3,195	3,787,466	—	—	3,899	726,310	33	44,638	741,348	5,299,762
Securities at amortized cost	240	283,935	—	—	499	92,917	29	39,142	138,422	554,416

Total	35,850	42,501,266	195,428	1,993,709	29,367	5,469,966	2,812	3,774,318	7,527,694	61,266,953

Liability
Financial liabilities at FVTPL	274	324,420	16,384	168,798	—	—	239	321,354	203,523	1,018,095
Deposits due to customers	19,803	23,476,384	219,514	2,261,520	26,342	4,906,441	1,640	2,201,233	4,798,322	37,643,900
Borrowings	5,766	6,835,191	31,601	325,745	—	—	349	469,124	1,395,597	9,025,657
Debentures	3,566	4,228,055	—	—	—	—	—	—	341,621	4,569,676
Other financial liabilities	2,739	3,247,454	10,673	109,958	2,658	495,125	335	449,897	211,392	4,513,826

Total	32,148	38,111,504	278,172	2,866,021	29,000	5,401,566	2,563	3,441,608	6,950,455	56,771,154

Off-balance accounts	8,047	9,540,185	32,777	337,685	2,533	471,852	598	803,357	1,250,186	12,403,265

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
The information on early repayment related to asset securitization is described in NOTE 40. CONTINGENT LIABILITIES AND COMMITMENTS (4) 3).

F-7
4

2) Maturity analysis of
non-derivative
financial liabilities

a)	Cash flows of principals and interests by remaining contractual maturities of non-derivative financial liabilities as of December 31, 2020 and 2021 are as follows (Unit: Korean Won in millions):

	December 31, 2020
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Financial liabilities at FVTPL	64,183	135,232	42,418	112,102	—	—	353,935
Deposits due to customers	191,660,253	34,349,298	25,213,410	31,144,452	9,230,904	1,793,143	293,391,460
Borrowings	10,159,819	2,524,572	1,714,490	1,866,810	4,177,634	463,376	20,906,701
Debentures	3,246,233	3,396,427	3,929,346	3,495,915	21,899,788	3,257,228	39,224,937
Lease liabilities	53,429	44,551	40,809	34,761	201,113	34,780	409,443
Other financial liabilities	8,121,978	70,277	10,294	10,897	451,096	2,142,772	10,807,314

Total	213,305,895	40,520,357	30,950,767	36,664,937	35,960,535	7,691,299	365,093,790

	December 31, 2021
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Financial liabilities at FVTPL	100,976	10,397	91,785	107,230	—	—	310,388
Deposits due to customers	224,881,863	32,559,199	20,290,566	31,768,748	9,213,279	1,615,198	320,328,853
Borrowings	9,477,536	4,366,223	2,415,548	2,494,732	5,800,815	440,506	24,995,360
Debentures	3,068,600	4,201,926	5,316,672	5,371,869	24,982,746	3,342,284	46,284,097
Lease liabilities	41,731	53,245	30,148	25,494	156,228	38,275	345,121
Other financial liabilities	17,614,313	290,584	12,190	11,894	610,514	1,999,198	20,538,693

Total	255,185,019	41,481,574	28,156,909	39,779,967	40,763,582	7,435,461	412,802,512

b)	Cash flows of principals and interests by expected maturities of non-derivative financial liabilities as of December 31, 2020 and 2021 are as follows (Unit: Korean Won in millions):

	December 31, 2020
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Financial liabilities at FVTPL	68,909	131,496	41,428	112,102	—	—	353,935
Deposits due to customers	199,931,480	35,912,096	23,924,403	25,477,917	7,582,278	105,413	292,933,587
Borrowings	10,159,819	2,524,572	1,714,490	1,866,810	4,177,634	463,376	20,906,701
Debentures	3,246,233	3,396,427	3,929,346	3,495,915	21,899,788	3,257,228	39,224,937
Lease liabilities	53,429	44,894	40,949	35,074	208,125	36,950	419,421
Other financial liabilities	8,121,978	70,277	10,294	10,897	451,096	2,142,772	10,807,314

Total	221,581,848	42,079,762	29,660,910	30,998,715	34,318,921	6,005,739	364,645,895

F-7
5

	December 31, 2021
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Financial liabilities at FVTPL	100,976	10,397	91,785	107,230	—	—	310,388
Deposits due to customers	230,823,884	33,705,990	20,107,790	27,331,774	7,871,688	89,643	319,930,769
Borrowings	9,477,536	4,366,223	2,415,548	2,494,732	5,800,815	440,506	24,995,360
Debentures	3,068,600	4,201,926	5,316,672	5,371,869	24,982,746	3,342,284	46,284,097
Lease liabilities	41,716	53,260	30,216	25,653	162,092	41,814	354,751
Other financial liabilities	17,614,313	290,584	12,190	11,894	610,514	1,999,198	20,538,693

Total	261,127,025	42,628,380	27,974,201	35,343,152	39,427,855	5,913,445	412,414,058

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
The cash flow by the maturity of derivative financial liabilities as of December 31, 2020 and 2021 is as follows (Unit: Korean Won in millions):

		Remaining maturity
		Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
December 31, 2020	Cash flow risk hedge	2,655	6,004	515	239	55,744	—	65,157
	Fair value risk hedge	255	(302)	233	(287)	126	—	25
	Trading purpose	6,460,472	—	—	—	—	—	6,460,472
December 31, 2021	Cash flow risk hedge	246	(206)	(502)	(717)	(2,744)	(4,053)	(7,976)
	Fair value risk hedge	(1,656)	598	(940)	1,392	21,552	—	20,946
	Trading purpose	4,566,443	—	—	—	—	—	4,566,443
4) Maturity analysis of
off-balance
accounts (Guarantees and loan commitments and others)
A financial guarantee represents an irrevocable undertaking that the Group should meet a customer’s obligations to third parties if the customer fails to do so. The loan commitment represents the limit if the Group has promised a credit to the customer. Commitments to lend include commercial standby facilities and credit lines, liquidity facilities to commercial paper conduits and utilized overdraft facilities. The maximum limit to be paid by the Group in accordance with guarantees and loan commitment only applies to principal amounts. There are contractual maturities for financial guarantees, such as guarantees for debentures issued or loans, unused loan commitments, and other guarantees, however, under the terms of the guarantees and unused loan commitments, funds should be paid upon demand from the counterparty. Details of off-balance
accounts are as follows (Unit: Korean Won in millions):

	December 31, 2020	December 31, 2021
Guarantees	11,809,456	12,987,809
Loan commitments	112,088,680	114,414,462
Other commitments	4,933,086	3,427,331

F-7
6

(4) Operational risk
The Group defines the operational risk that could cause a negative effect on capital resulting from inadequate internal process, labor work and systematic problem or external factors.
1) Operational risk management
The Group has established and operated an operating risk management system to strengthen external competitiveness, reduce risk capital volume, enhance operational risk management capacity and prevent accidents through compliance with Basel II, and has obtained approval from the Financial Supervisory Service for “Advanced Measurement Approaches” (AMA) based on self-compliance verification and independent third-party inspection results.
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
According to the above regulations, the Group is required to meet the following new minimum requirements: Tier 1 common capital ratio of 8.0%, a Tier 1 capital ratio of 9.5%, and a minimum total capital ratio of 11.5% as of December 31, 2020 and 2021.
Details of the Group’s capital adequacy ratio as of December 31,2020 and 2021 are as follows (Unit: Korean Won in millions):

Details	December 31, 2020	December 31, 2021
Common Equity Tier 1 capital	19,828,094	21,948,988
Other Tier 1 capital	3,533,648	3,592,591
Tier 2 capital	4,086,035	3,399,065

Total risk-adjusted capital	27,447,777	28,940,644

Risk-weighted assets for credit risk	178,114,590	171,199,840
Risk-weighted assets for market risk	6,086,905	6,388,428
Risk-weighted assets for operational risk	14,067,185	14,914,801

Total risk-weighted assets	198,268,680	192,503,069

Common Equity Tier 1 ratio	10.00%	11.40%

Tier 1 capital ratio	11.78%	13.27%

Total capital ratio	13.84%	15.03%

5. OPERATING SEGMENTS
In evaluating the results of the Group and allocating resources, the Group’s Chief Operation Decision Maker (“CODM”) utilizes the information per type of customers. This financial information of the segments is regularly reviewed by the CODM to make decisions about resources to be allocated to each segment and evaluate its performance.

F-7
7

(1) Segment by type of organization
The Group’s reporting segments consist of banking, credit card, capital, investment banking and other sectors, and the composition of such reporting segments was divided based on internal report data periodically reviewed by the management to evaluate the performance of the segment and make decisions on the resources to be distributed.

Operational scope
Banking	Loans/deposits and relevant services for Woori Bank subsidiaries’ customers
Credit card	Credit card, cash services, card loans and accompanying business of Woori Card Co., Ltd.
Capital	Installments, loans including lease financing, and accompanying business of Woori Financial Capital Co., Ltd.
Investment Banking	Securities operation, sale of financial instruments, project financing and other related activities for comprehensive financing of Woori Investment bank Co., Ltd.
Others	Woori Financial Group Inc.,Woori Asset Trust Co., Ltd., Woori Asset Management Corp., Ltd., Woori Savings Bank., Woori Credit Information Co., Ltd., Woori Fund Services Inc., Woori Private Equity Asset Management Co., Ltd., Woori Global Asset Management Co., Ltd., Woori FIS Co., Ltd. and Woori Finance Research Institute,
(2) The composition of each organization’s sectors for the years ended December 31, 2019, 2020 and 2021 are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2019
	Banking	Credit card	Investment banking	Others (*1)	Sub-total	Adjustments (*2)	Total
Net Interest income	4,583,386	553,956	54,077	2,290	5,193,709	699,997	5,893,706
Non-interest income (expense)	1,557,247	31,842	33,539	957,880	2,580,508	(1,533,917)	1,046,591
Impairment losses due to credit loss	(32,621)	(259,604)	(572)	(538)	(293,335)	(80,909)	(374,244)
General and administrative expense	(3,478,535)	(190,062)	(31,183)	(323,528)	(4,023,308)	257,231	(3,766,077)
Net operating income (expense)	2,629,477	136,132	55,861	636,104	3,457,574	(657,598)	2,799,976
Share of gain (loss) of associates	(43,102)	—	—	(301)	(43,403)	127,400	83,997
Other non-operating income (expense)	(108,246)	13,889	(3,501)	(1,244)	(99,102)	(61,822)	(160,924)
Non-operating income (expense)	(151,348)	13,889	(3,501)	(1,545)	(142,505)	65,578	(76,927)

Net income (expense) before tax	2,478,129	150,021	52,360	634,559	3,315,069	(592,020)	2,723,049
Tax income (expense)	(616,110)	(35,825)	998	(1,294)	(652,231)	(33,222)	(685,453)

Net income (loss)	1,862,019	114,196	53,358	633,265	2,662,838	(625,242)	2,037,596

Total assets	347,819,743	10,087,342	3,398,960	21,681,769	382,987,814	(21,007,090)	361,980,724
Investment in associate	3,161,729	—	775	19,880,642	23,043,146	(22,236,786)	806,360
Other assets	344,658,014	10,087,342	3,398,185	1,801,127	359,944,668	1,229,696	361,174,364
Total liabilities	323,592,850	8,299,175	3,031,622	1,225,422	336,149,069	339,323	336,488,392

(*1)
Other segments include gains and losses from Woori Financial Group Inc., Woori Asset Management Corp., Woori Credit Information Co., Ltd., Woori Fund Service Inc., Woori Private Equity Asset Management Co., Ltd., Woori Global Asset Management Co., Ltd., Woori FIS Co., Ltd. and Woori Finance Research Co., Ltd.,

(*2)	Adjustments were made for the presentation of profit or loss in accordance with the Accounting Standards from the reporting segments in accordance with the Managerial Accounting Standards.

F-7
8

	For the year ended December 31, 2020
	Banking (*1)	Credit card	Investment banking	Others (*2)	Sub-total	Adjustments (*3)	Total
Net Interest income	4,545,155	564,461	78,302	69,188	5,257,106	741,406	5,998,512
Non-interest income (expense)	1,423,286	3,648	34,497	1,071,852	2,533,283	(1,710,849)	822,434
Impairment losses due to credit loss	(512,008)	(195,816)	(4,146)	(43,660)	(755,630)	(28,741)	(784,371)
General and administrative expense	(3,545,186)	(207,301)	(39,039)	(416,595)	(4,208,121)	251,940	(3,956,181)

Net operating income (expense)	1,911,247	164,992	69,614	680,785	2,826,638	(746,244)	2,080,394

Share of gain (loss) of associates	(6,895)	—	170	1,255	(5,470)	106,547	101,077
Other non-operating expense	(50,132)	(5,569)	(945)	(484)	(57,130)	(123,090)	(180,220)
Non-operating income (expense)	(57,027)	(5,569)	(775)	771	(62,600)	(16,543)	(79,143)

Net income (expense) before tax	1,854,220	159,423	68,839	681,556	2,764,038	(762,787)	2,001,251
Tax income (expense)	(437,288)	(39,193)	(5,902)	(29,372)	(511,755)	25,753	(486,002)

Net income (loss)	1,416,932	120,230	62,937	652,184	2,252,283	(737,034)	1,515,249

Total assets	374,120,064	11,366,596	4,332,474	31,872,690	421,691,824	(22,610,807)	399,081,017
Investment in associate	3,382,650	—	2,494	21,586,506	24,971,650	(23,978,359)	993,291
Other assets	370,737,414	11,366,596	4,329,980	10,286,184	396,720,174	1,367,552	398,087,726
Total liabilities	348,706,682	9,312,986	3,803,594	9,606,742	371,430,004	925,168	372,355,172

(*1)	The banking sector includes the Bank and overseas subsidiaries.
(*2)
Other segments include gains and losses from Woori Financial Group Inc., Woori Financial Capital Co., Ltd. (Profit or loss for 3 months after incorporation into subsidiary), Woori Asset Trust Co., Ltd., Woori Asset Management Corp., Woori Credit Information Co., Ltd., Woori Fund Service Inc., Woori Private Equity Asset Management Co., Ltd., Woori Global Asset Management Co., Ltd., Woori FIS Co., Ltd. and Woori Finance Research Co., Ltd.

(*3)	Adjustments were made for the presentation of profit or loss in accordance with the Accounting Standards from the reporting segments in accordance with the Managerial Accounting Standards.

9

	For the year ended December 31, 2021
	Banking (*1)	Credit card	Capital	Investment banking	Others (*2)	Sub-total	Adjustments (*3)	Total
Net interest income	5,158,078	606,506	315,600	108,321	29,515	6,218,020	767,701	6,985,721
Non-interest income(expense)	1,661,903	63,839	95,297	49,419	1,111,422	2,981,880	(1,623,603)	1,358,277
Impairment losses due to credit loss	(140,574)	(164,097)	(122,089)	(1,885)	(19,601)	(448,246)	(88,592)	(536,838)
General and administrative expense	(3,606,715)	(225,175)	(99,048)	(51,490)	(440,601)	(4,423,029)	275,618	(4,147,411)

Net operating income(expense)	3,072,692	281,073	189,760	104,365	680,735	4,328,625	(668,876)	3,659,749

Share of gain (loss) of associates	60,049	—	1,000	750	4,390	66,189	(3,993)	62,196
Other non-operating income (expense)	(19,654)	(7,936)	(16,943)	(660)	(1,071)	15,932	11,364	(34,900)
Non-operating income (expense)	40,395	(7,936)	(15,943)	90	3,319	82,121	7,371	27,296

Net income (expense) before tax	3,113,087	273,137	173,817	104,455	684,054	4,410,746	(661,505)	3,687,045
Tax expense	(773,073)	(72,411)	(33,238)	(24,531)	(16,799)	(937,156)	(4,714)	(924,766)

Net income (loss)	2,340,014	200,726	140,579	79,924	667,255	3,473,590	(666,219)	2,762,279

Total assets	415,976,627	14,116,832	10,259,868	5,159,742	25,627,649	471,140,718	(23,956,847)	447,183,871
Investment in associate	858,706	—	12,403	8,846	22,165,895	23,045,850	(21,710,683)	1,335,167
Other assets	415,117,921	14,116,832	10,247,465	5,150,896	3,461,754	448,094,868	(2,246,164)	445,848,704
Total liabilities	391,360,200	11,858,065	9,073,104	4,559,856	3,284,269	420,090,402	(1,756,726)	418,378,768

(*1)	The banking sector includes the Bank and their consolidated subsidiaries (such as overseas subsidiaries).
(*2)
Other segments include Woori Financial Group Inc., Woori Asset Trust Co., Ltd., Woori Asset Management Corp., Woori Savings Bank, Woori Credit Information Co., Ltd., Woori Fund Service Inc., Woori Private Equity Asset Management Co., Ltd., Woori Global Asset Management Co., Ltd., Woori FIS Co., Ltd. and Woori Finance Research Institute.

(*3)	Adjustments were made for the presentation of profit or loss in accordance with the Accounting Standards from the reporting segments in accordance with the Managerial Accounting Standards.
(3) Operating profit or loss from external customers for the years ended December 31, 2019, 2020 and 2021 are as follows (Unit: Korean Won in millions):

	For the years ended December 31
Details	2019	2020	2021
Domestic	2,500,504	1,869,516	3,288,341
Foreign	299,472	210,878	371,408

Total	2,799,976	2,080,394	3,659,749

F-
80

(4) Major
non-current
assets as of December 31, 2020 and 2021 are as follows (Unit: Korean Won in millions):

Details (*)	December 31, 202 0 (*)	December 31, 202 1 (*)
Domestic	5,026,161	5,201,838
Foreign	433,869	482,930

Total	5,460,030	5,684,768

(*)	Major non-current assets included investments in joint ventures and associates, investment properties, property, plant and equipment, and intangible assets.
(5) Information about major customers
The Group does not have any single customer that generates 10% or more of the Group’s total revenue for the years ended December 31, 2020 and 2021.
6. STATEMENTS OF CASH FLOWS
(1) Details of cash and cash equivalents are as follows (Unit: Korean Won in millions):

	December 31, 2020	December 31, 2021
Cash	1,611,282	1,742,449
Foreign currencies	514,565	503,205
Demand deposits	7,314,353	5,161,529
Fixed deposits	550,783	158,635

Total	9,990,983	7,565,818

(2) Significant transactions of investing activities and financing activities not involving cash inflows and outflows are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2019	2020	2021
Changes in other comprehensive income related to valuation of financial assets at FVTOCI	(14,141)	59,360	(150,327)
Changes in other comprehensive income related to valuation of investments in joint ventures and associates	613	(2,298)	1,526
Changes in other comprehensive income related to valuation loss on cash flow hedge	(1,823)	4,420	7,107
Changes in financial assets at FVTOCI due to debt-for-equity swap	96,527	3,575	79
Changes in the investments in joint ventures and associates due to the transfer of assets held-for-sale	651	(50,411)	(52)
Changes in financial assets at FVTPL and assets held-for-sale	—	(2,385)	—
Transfer from property, plant and equipment to assets held-for-sale	(95)	—	(12,852)
Transfer of investment properties and premises and equipment	166,892	30,431	6,095
Changes in account payables related to intangible assets	29,705	(11,639)	(11,640)
Changes in right-of-use assets and lease liabilities	692,103	222,587	150,644
Comprehensive stock exchange	581,609	—	64,301
Changes in other comprehensive income related to foreign operation translation	—	(153,472)	246,808

F-
81

(3) Adjustments of liabilities from financing activities in current and prior year are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2020
	Beginning balance	Cash flow	Not involving cash inflows and outflows				Ending balance
			Foreign Exchange	Variation of gains on valuation of hedged items	Business Combination	Others(*)
Borrowings	18,998,920	2,033,851	(586,215)	—	298,854	56	20,745,466
Debentures	30,858,055	913,836	(290,041)	58,861	5,980,746	(42,099)	37,479,358
Lease liabilities	419,045	(204,794)	(5,141)	—	3,751	194,570	407,431

Other liabilities	23,909	3,971	—	—	—	(1,526)	26,354

Total	50,299,929	2,746,864	(881,397)	58,861	6,283,351	151,001	58,658,609

(*)	The change in lease liabilities due to the new contract includes 231,325 million Won.

	For the year ended December 31, 2021
	Beginning balance	Cash flow	Not involving cash inflows and outflows			Ending balance
			Foreign Exchange	Variation of gains on valuation of hedged items	Others (*)
Borrowings	20,745,466	3,199,712	804,649	—	5,632	24,755,459
Debentures	37,479,358	6,893,661	392,077	(104,306)	(6,926)	44,653,864
Lease liabilities	407,431	(177,593)	10,950	—	102,425	343,213
Other liabilities	26,354	14,173	—	—	(13,620)	26,907

Total	58,658,609	9,929,953	1,207,676	(104,306)	87,511	69,779,443

(*)	The change in lease liabilities due to the new contract includes 189,660 million Won.
7. FINANCIAL ASSETS AT FVTPL
(1) Details of financial assets at FVTPL as of December 31, 2020 and 2021 are as follows (Unit: Korean Won in millions):

	December 31, 2020	December 31, 2021
Financial assets at fair value through profit or loss measured at fair value	14,762,941	13,497,234

F-8
2

(2) Financial assets at fair value through profit or loss measured at fair value as of December 31, 2020 and 2021 are as follows (Unit: Korean Won in millions):

	December 31, 2020	December 31, 2021
Deposits:
Gold banking asset	48,796	65,072
Securities:
Debt securities
Korean treasury and government agencies	1,020,418	995,713
Financial institutions	873,031	925,474
Corporates	761,681	751,636
Others	231,967	70,416
Equity securities	485,793	329,864
Capital contributions	865,685	1,287,723
Beneficiary certificates	2,812,558	3,504,547
Others	84,979	94,673

Sub-total	7,136,112	7,960,046

Loans	676,291	667,467
Derivatives assets	6,901,742	4,803,131
Other financial assets	—	1,518

Total	14,762,941	13,497,234

The Group does not have financial assets at fair value through profit or loss designated as upon initial recognition as of December 31, 2020 and 2021.

8.	FINANCIAL ASSETS AT FVTOCI
(1) Details of financial assets at FVTOCI as of December 31, 2020 and 2021 are as follows (Unit: Korean Won in millions):

	December 31, 2020	December 31, 2021
Debt securities:
Korean treasury and government agencies	2,922,671	4,728,085
Financial institutions	17,996,660	22,909,615
Corporates	3,896,744	5,091,035
Bond denominated in foreign currencies	4,031,721	5,299,707
Securities loaned	100,345	98,535

Sub-total	28,948,141	38,126,977

Equity securities	1,080,788	992,812

Total	30,028,929	39,119,789

F-
83

(2) Details of equity securities designated as financial assets at FVTOCI as of December 31, 2020 and 2021 are as follows (Unit: Korean Won in millions):

Purpose of acquisition	December 31, 2020	December 31, 2021	Purpose of acquisition
Investment for strategic business partnership purpose	778,657	796,835
Debt-equity swap	302,090	195,971
Others	41	6	Insurance for mutual aid association etc.

Total	1,080,788	992,812

(3) Changes in the allowance for credit losses and gross carrying amount of financial assets at FVTOCI are as follows (Unit: Korean Won in millions):
1) Allowance for credit losses

	For the year ended December 31, 2019
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(5,939)	(238)	—	(6,177)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net provision of allowance for credit losses	(3,297)	—	—	(3,297)
Disposal	615	238	—	853
Others (*)	52	—	—	52

Ending balance	(8,569)	—	—	(8,569)

(*)	Others consist of foreign currencies translation, etc..

	For the year ended December 31, 2020
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(8,569)	—	—	(8,569)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net provision of allowance for credit losses	(1,529)	—	—	(1,529)
Disposal	764	—	—	764
Others (*)	(297)	—	—	(297)

Ending balance	(9,631)	—	—	(9,631)

(*)	Others consist of foreign currencies translation, etc.

	For the year ended December 31, 2021
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(9,631)	—	—	(9,631)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net provision of allowance for credit losses	(4,909)	—	—	(4,909)
Disposal	2,378	—	—	2,378
Others (*)	16	—	—	16

Ending balance	(12,146)	—	—	(12,146)

(*)	Others consist of foreign currencies translation, etc.

F-8
4

2) Gross carrying amount

	For the year ended December 31, 2019
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	17,087,096	25,153	—	17,112,249
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Acquisition	23,774,375	—	—	23,774,375
Disposal / Recovery	(14,224,358)	(25,000)	—	(14,249,358)
Gain (loss) on valuation	48,956	(153)	—	48,803
Amortization based on effective interest method	14,629	—	—	14,629
Business combination	24,985	—	—	24,985
Others (*)	69,478	—	—	69,478

Ending balance	26,795,161	—	—	26,795,161

(*)	Others consist of foreign currencies translation, etc.

	For the year ended December 31, 2020
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	26,795,161	—	—	26,795,161
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Acquisition	22,970,010	—	—	22,970,010
Disposal / Recovery	(20,530,076)	—	—	(20,530,076)
Gain (loss) on valuation	17,957	—	—	17,957
Amortization based on effective interest method	(12,545)	—	—	(12,545)
Others (*)	(292,366)	—	—	(292,366)

Ending balance	28,948,141	—	—	28,948,141

(*)	Others consist of foreign currencies translation, etc.

	For the year ended December 31, 2021
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	28,948,141	—	—	28,948,141
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Acquisition	30,522,426	—	—	30,522,426
Disposal / Recovery	(21,533,360)	—	—	(21,533,360)
Gain (loss) on valuation	(213,517)	—	—	(213,517)
Amortization based on effective interest method	31,641	—	—	31,641
Others (*)	371,646	—	—	371,646

Ending balance	38,126,977	—	—	38,126,977

(*)	Others consist of foreign currencies translation, etc.
(4) During the years ended December 31, 2020 and 2021, the Group sold its equity securities, designated as financial assets at FVTOCI in accordance with decision of disposal by the creditors, and the fair values at disposal dates were 2,848 million Won and 138,511 million Won, respectively and cumulative losses at disposal dates were 3,665 million Won and 3,062 million Won, respectively.

F-8
5

9. SECURITIES AT AMORTIZED COST
(1) Details of securities at amortized cost as of December 31, 2020 and 2021 are as follows (Unit: Korean Won in millions):

	December 31, 2020	December 31, 2021
Korean treasury and government agencies	6,947,495	8,882,500
Financial institutions	4,843,534	1,835,947
Corporates	4,726,075	5,818,646
Bond denominated in foreign currencies	508,301	554,416
Allowance for credit losses	(4,566)	(5,235)

Total	17,020,839	17,086,274

(2) Changes in the allowance for credit losses and gross carrying amount of securities at amortized cost are as follows (Unit: Korean Won in millions):
1) Allowance for credit losses

	For the year ended December 31, 2019
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(6,924)	—	—	(6,924)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net reversal of allowance for credit losses	1,415	—	—	1,415
Others (*)	(2)	—	—	(2)

Ending balance	(5,511)	—	—	(5,511)

(*)	Others consist of foreign currencies translation, etc.

	For the year ended December 31, 2020
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(5,511)	—	—	(5,511)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net reversal of allowance for credit losses	934	—	—	934
Others (*)	11	—	—	11

Ending balance	(4,566)	—	—	(4,566)

(*)	Others consist of foreign currencies translation, etc.

	For the year ended December 31, 2021
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(4,566)	—	—	(4,566)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net provision of allowance for credit losses	(664)	—	—	(664)
Others (*)	(5)	—	—	(5)

Ending balance	(5,235)	—	—	(5,235)

(*)	Others consist of foreign currencies translation, etc.

F-8
6

2) Gross carrying amount

	For the year ended December 31, 2019
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	22,939,484	—	—	22,939,484
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Acquisition	6,092,078	—	—	6,092,078
Disposal / Recovery	(8,709,947)	—	—	(8,709,947)
Amortization based on effective interest method	(3,286)	—	—	(3,286)
Others (*)	7,721	—	—	7,721

Ending balance	20,326,050	—	—	20,326,050

(*)	Others consist of foreign currencies translation, etc.

	For the year ended December 31, 2020
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	20,326,050	—	—	20,326,050
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Acquisition	2,380,448	—	—	2,380,448
Disposal / Recovery	(5,659,365)	—	—	(5,659,365)
Amortization based on effective interest method	(396)	—	—	(396)
Others (*)	(21,332)	—	—	(21,332)

Ending balance	17,025,405	—	—	17,025,405

(*)	Others consist of foreign currencies translation, etc.

	For the year ended December 31, 2021
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	17,025,405	—	—	17,025,405
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Acquisition	6,435,692	—	—	6,435,692
Disposal / Recovery	(6,425,408)	—	—	(6,425,408)
Amortization based on effective interest method	14,810	—	—	14,810
Others (*)	41,010	—	—	41,010

Ending balance	17,091,509	—	—	17,091,509

(*)	Others consist of foreign currencies translation, etc.

F-8
7

10.	LOANS AND OTHER FINANCIAL ASSETS AT AMORTIZED COST
(1) Details of loans and other financial assets at amortized cost as of December 31, 2020 and 2021 are as follows (Unit: Korean Won in millions):

	December 31, 2020	December 31, 2021
Due from banks	9,863,160	15,914,139
Loans	302,794,182	336,799,510
Other financial assets	7,448,736	9,219,223

Total	320,106,078	361,932,872

(2)	Details of due from banks are as follows (Unit: Korean Won in millions):

	December 31, 2020	December 31, 2021
Due from banks in local currency:
Due from The Bank of Korea (“BOK”)	6,519,226	10,219,055
Due from depository banks	84,195	159,264
Due from non-depository institutions	266	14,146
Due from the Korea Exchange	227	54
Others	172,914	191,501
Allowance for credit losses	(1,576)	(2,452)

Sub-total	6,775,252	10,581,568

Due from banks in foreign currencies:
Due from banks on demand	1,608,126	3,615,983
Due from banks on time	296,489	205,351
Others	1,186,083	1,514,819
Allowance for credit losses	(2,790)	(3,582)

Sub-total	3,087,908	5,332,571

Total	9,863,160	15,914,139

F-8
8

(3)	Details of restricted due from banks are as follows (Unit: Korean Won in millions):

	Counterparty	December 31, 2020	Reason of restriction
Due from banks in local currency:
Due from BOK	The BOK	6,519,226	Reserve deposits under the BOK Act
Due from KSFC	KB Securities Co. Ltd.	227	Futures trading margin
Others	Korea Federation of Savings Banks and others	89,562	Guarantees, mortgage of domestic exchange transactions and others

	Sub-total	6,609,015

Due from banks in foreign currencies:
Due from banks on demand	The BOK and others	1,544,492	Reserve deposits under the BOK Act and others
Due from banks on time	National Bank Cambodia	54	Reserve deposits and others
Others	Korea Investment & Securities and others	1,180,570	Overseas futures and options trade deposits and others

	Sub-total	2,725,116

	Total	9,334,131

	Counterparty	December 31, 2021	Reason of restriction
Due from banks in local currency:
Due from BOK	The BOK	10,219,055	Reserve deposits under the BOK Act
Due from KSFC	KB Securities Co. Ltd.	54	Futures trading margin
Others	Korea Federation of Savings Banks and others	75,897	Guarantees, mortgage of domestic exchange transactions and others

	Sub-total	10,295,006

Due from banks in foreign currencies:
Due from banks on demand	The BOK and others	3,549,695	Reserve deposits under the BOK Act and others
Due from banks on time	National Bank Cambodia	237	Reserve deposits and others
Others	Korea Investment & Securities and others	1,509,471	Overseas futures and options trade deposits and others

	Sub-total	5,059,403

	Total	15,354,409

9

(4) Changes in the allowance for credit losses and gross carrying amount of due from banks are as follows (Unit: Korean Won in millions):
1) Allowance for credit losses

	For the year ended December 31, 2019
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(5,387)	—	—	(5,387)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Reversal of allowance for credit losses	544	—	—	544
Others (*)	(17)	—	—	(17)

Ending balance	(4,860)	—	—	(4,860)

(*)	Others consist of foreign currencies translation, etc.

	For the year ended December 31, 2020
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(4,860)	—	—	(4,860)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Reversal of allowance for credit losses	315	—	—	315
Others (*)	179	—	—	179

Ending balance	(4,366)	—	—	(4,366)

(*)	Others consist of foreign currencies translation, etc.

	For the year ended December 31, 2021
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(4,366)	—	—	(4,366)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Provision of allowance for credit losses	(1,477)	—	—	(1,477)
Others (*)	(191)	—	—	(191)

Ending balance	(6,034)	—	—	(6,034)

(*)	Others consist of foreign currencies translation, etc.

F-
90

2) Gross carrying amount

	For the year ended December 31, 2019
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	14,156,399	—	—	14,156,399
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net increase	313,991	—	—	313,991
Business combination	35,910	—	—	35,910
Others (*)	(9,217)	—	—	(9,217)

Ending balance	14,497,083	—	—	14,497,083

(*)	Others consist of foreign currencies translation, etc.

	For the year ended December 31, 2020
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	14,497,083	—	—	14,497,083
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net decrease	(4,759,053)	—	—	(4,759,053)
Business combination	129,825	—	—	129,825
Others (*)	(329)	—	—	(329)

Ending balance	9,867,526	—	—	9,867,526

(*)	Others consist of foreign currencies translation, etc.

	For the year ended December 31, 2021
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	9,867,526	—	—	9,867,526
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net increase	5,977,989	—	—	5,977,989
Others (*)	74,658	—	—	74,658

Ending balance	15,920,173	—	—	15,920,173

(*) Others consist of foreign currencies translation, etc.

F-
91

(5) Details of loans are as follows (Unit: Korean Won in millions):

	December 31, 2020	December 31, 2021
Loans in local currency	249,264,947	273,283,542
Loans in foreign currencies (*)	20,025,092	24,508,250
Domestic banker’s usance	2,240,830	3,403,021
Credit card accounts	8,542,619	9,757,115
Bills bought in foreign currencies	5,763,427	5,310,080
Bills bought in local currency	133,650	265,275
Factoring receivables	38,017	17,406
Advances for customers on guarantees	31,300	26,766
Private placement bonds	353,585	519,150
Securitized loans	2,561,914	2,874,480
Call loans	2,352,034	3,481,219
Bonds purchased under resale agreements	10,145,749	10,332,858
Financial lease receivables	586,216	1,173,751
Installment financial bond	1,925,493	2,882,396
Others	380	159
Loan origination costs and fees	744,109	858,051
Discounted present value	(6,656)	(7,299)
Allowance for credit losses	(1,908,524)	(1,886,710)

Total	302,794,182	336,799,510

(*)	It includes 50,088 million Won in collateral assets related to the sale of bonds under repurchase agreements at the end of the previous year.
(6) Changes in the allowance for credit losses of loans are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2019
	Consumers			Corporates
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3
Beginning balance	(114,509)	(48,368)	(129,906)	(348,311)	(349,619)	(527,673)
Transfer to 12-month expected credit losses	(14,430)	13,661	769	(58,537)	49,884	8,653
Transfer to lifetime expected credit losses	14,022	(15,332)	1,310	8,215	(20,473)	12,258
Transfer to credit-impaired financial assets	8,603	10,312	(18,915)	3,308	17,852	(21,160)
Net reversal (provision) of allowance for credit losses	21,802	(38,203)	(146,204)	86,565	6,855	(75,392)
Recovery	—	—	(61,914)	—	—	(66,359)
Charge-off	—	—	217,382	—	—	222,537
Disposal	—	—	2,763	—	1	42,095
Interest income from impaired loans	—	—	9,647	—	—	17,887
Business combination	—	—	—	(9)	(2,008)	(3,150)
Others	(636)	(32)	(520)	(15,489)	(210)	259

Ending balance	(85,148)	(77,962)	(125,588)	(324,258)	(297,718)	(390,045)

F-
92

	For the year ended December 31, 2019
	Credit card accounts			Total
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3
Beginning balance	(64,787)	(78,131)	(116,772)	(527,607)	(476,118)	(774,351)
Transfer to 12-month expected credit losses	(15,712)	15,231	481	(88,679)	78,776	9,903
Transfer to lifetime expected credit losses	6,031	(6,317)	286	28,268	(42,122)	13,854
Transfer to credit-impaired financial assets	98,647	94,116	(192,763)	110,558	122,280	(232,838)
Net reversal (provision) of allowance for credit losses	(98,888)	(96,434)	(40,343)	9,479	(127,782)	(261,939)
Recovery	—	—	(60,365)	—	—	(188,638)
Charge-off	—	—	281,420	—	—	721,339
Disposal	—	—	—	—	1	44,858
Interest income from impaired loans	—	—	—	—	—	27,534
Business combination	—	—	—	(9)	(2,008)	(3,150)
Others	(17)	2	14	(16,142)	(240)	(247)

Ending balance	(74,726)	(71,533)	(128,042)	(484,132)	(447,213)	(643,675)

	For the year ended December 31, 2020
	Consumers			Corporates
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3
Beginning balance	(85,148)	(77,962)	(125,588)	(324,258)	(297,718)	(390,045)
Transfer to 12-month expected credit losses	(20,839)	20,050	789	(29,117)	25,067	4,050
Transfer to lifetime expected credit losses	9,137	(10,800)	1,663	19,259	(48,184)	28,925
Transfer to credit-impaired financial assets	3,549	4,913	(8,462)	3,607	10,349	(13,956)
Net reversal (provision) of allowance for credit losses	5,142	(10,042)	(125,923)	2,831	(200,024)	(271,265)
Recovery	—	—	(71,277)	—	—	(66,179)
Charge-off	—	—	181,713	—	—	243,634
Disposal	—	—	5,640	—	13	47,106
Interest income from impaired loans	—	—	10,790	—	—	14,945
Business combination	(31,327)	(15,129)	(72,040)	(13,703)	(18,164)	(24,364)
Others	(2,041)	4,507	(2,998)	13,921	6,754	38,405

Ending balance	(121,527)	(84,463)	(205,693)	(327,460)	(521,907)	(388,744)

F-9
3

	For the year ended December 31, 2020
	Credit card accounts			Total
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3
Beginning balance	(74,726)	(71,533)	(128,042)	(484,132)	(447,213)	(643,675)
Transfer to 12-month expected credit losses	(14,978)	14,755	223	(64,934)	59,872	5,062
Transfer to lifetime expected credit losses	9,341	(9,742)	401	37,737	(68,726)	30,989
Transfer to credit-impaired financial assets	627	1,137	(1,764)	7,783	16,399	(24,182)
Net reversal (provision) of allowance for credit losses	17,022	(25,098)	(179,872)	24,995	(235,164)	(577,060)
Recovery	—	—	(66,026)	—	—	(203,482)
Charge-off	—	—	245,890	—	—	671,237
Disposal	—	—	23,653	—	13	76,399
Interest income from impaired loans	—	—	—	—	—	25,735
Business combination	—	—	—	(45,030)	(33,293)	(96,404)
Others	2	—	—	11,882	11,261	35,407

Ending balance	(62,712)	(90,481)	(105,537)	(511,699)	(696,851)	(699,974)

	For the year ended December 31, 2021
	Consumers			Corporates
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3
Beginning balance	(121,527)	(84,463)	(205,693)	(327,460)	(521,907)	(388,744)
Transfer to 12-month expected credit losses	(23,328)	19,736	3,592	(80,803)	49,902	30,901
Transfer to lifetime expected credit losses	9,201	(11,466)	2,265	14,106	(35,706)	21,600
Transfer to credit-impaired financial assets	2,752	9,918	(12,670)	1,562	18,741	(20,303)
Net reversal (provision) of allowance for credit losses	(4,456)	(32,764)	(130,424)	49,562	(91,981)	(168,323)
Recovery	—	—	(75,058)	—	—	(55,108)
Charge-off	—	—	174,012	—	—	233,507
Disposal	—	—	14,890	—	—	64,078
Interest income from impaired loans	—	—	13,743	—	—	12,672
Others	838	1,435	8,726	(19,733)	4,211	18,487

Ending balance	(136,520)	(97,604)	(206,617)	(362,766)	(576,740)	(251,233)

F-9
4

	For the year ended December 31, 2021
	Credit card accounts			Total
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3
Beginning balance	(62,712)	(90,481)	(105,537)	(511,699)	(696,851)	(699,974)
Transfer to 12-month expected credit losses	(26,846)	26,581	265	(130,977)	96,219	34,758
Transfer to lifetime expected credit losses	7,497	(8,151)	654	30,804	(55,323)	24,519
Transfer to credit-impaired financial assets	356	925	(1,281)	4,670	29,584	(34,254)
Net reversal (provision) of allowance for credit losses	12,894	(44,363)	(145,336)	58,000	(169,108)	(444,083)
Recovery	—	—	(65,620)	—	—	(195,786)
Charge-off	—	—	220,352	—	—	627,871
Disposal	—	—	25,576	—	—	104,544
Interest income from impaired loans	—	—	—	—	—	26,415
Others	(3)	—	—	(18,898)	5,646	27,213

Ending balance	(68,814)	(115,489)	(70,927)	(568,100)	(789,833)	(528,777)

(7) Changes in the gross carrying amount of loans are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2019
	Consumers			Corporates
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3
Beginning balance	110,619,242	6,028,009	391,494	131,453,727	5,031,258	1,020,658
Transfer to 12-month expected credit losses	2,626,998	(2,614,767)	(12,231)	1,560,734	(1,550,164)	(10,570)
Transfer to lifetime expected credit losses	(8,238,499)	8,256,600	(18,101)	(2,306,186)	2,341,881	(35,695)
Transfer to credit-impaired financial assets	(152,128)	(104,129)	256,257	(252,249)	(142,902)	395,151
Charge-off	—	—	(217,382)	—	—	(222,537)
Disposal	—	(55)	(67,924)	—	(70)	(161,318)
Net increase (decrease)	6,397,570	883,149	85,561	3,985,392	(809,566)	(266,432)
Business combination	100	—	—	2,561	40,161	21,000

Ending balance	111,253,283	12,448,807	417,674	134,443,979	4,910,598	740,257

F-9
5

	For the year ended December 31, 2019
	Credit card accounts			Total
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3
Beginning balance	6,861,844	982,772	208,989	248,934,813	12,042,039	1,621,141
Transfer to 12-month expected credit losses	258,674	(258,166)	(508)	4,446,406	(4,423,097)	(23,309)
Transfer to lifetime expected credit losses	(307,100)	307,450	(350)	(10,851,785)	10,905,931	(54,146)
Transfer to credit-impaired financial assets	(124,675)	(104,712)	229,387	(529,052)	(351,743)	880,795
Charge-off	—	—	(281,420)	—	—	(721,339)
Disposal	—	—	—	—	(125)	(229,242)
Net increase (decrease)	589,724	(41,512)	72,269	10,972,686	32,071	(108,602)
Business combination	—	—	—	2,661	40,161	21,000

Ending balance	7,278,467	885,832	228,367	252,975,729	18,245,237	1,386,298

	For the year ended December 31, 2020
	Consumers			Corporates
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3
Beginning balance	111,253,283	12,448,807	417,674	134,443,979	4,910,598	740,257
Transfer to 12-month expected credit losses	4,564,471	(4,552,400)	(12,071)	1,160,399	(1,146,756)	(13,643)
Transfer to lifetime expected credit losses	(5,365,577)	5,388,064	(22,487)	(3,983,614)	4,023,106	(39,492)
Transfer to credit-impaired financial assets	(96,197)	(103,016)	199,213	(357,386)	(120,491)	477,877
Charge-off	—	—	(181,713)	—	—	(243,634)
Disposal	—	—	(55,349)	—	(398)	(163,644)
Net increase (decrease)	13,326,560	(1,289,910)	54,503	14,804,391	(696,164)	(64,490)
Business combination	2,307,498	125,166	137,336	3,507,163	358,846	24,678

Ending balance	125,990,038	12,016,711	537,106	149,574,932	7,328,741	717,909

	For the year ended December 31, 2020
	Credit card accounts			Total
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3
Beginning balance	7,278,467	885,832	228,367	252,975,729	18,245,237	1,386,298
Transfer to 12-month expected credit losses	257,399	(257,144)	(255)	5,982,269	(5,956,300)	(25,969)
Transfer to lifetime expected credit losses	(454,230)	454,709	(479)	(9,803,421)	9,865,879	(62,458)
Transfer to credit-impaired financial assets	(26,947)	(10,796)	37,743	(480,530)	(234,303)	714,833
Charge-off	—	—	(245,890)	—	—	(671,237)
Disposal	—	—	(43,781)	—	(398)	(262,774)
Net increase (decrease)	224,286	5,619	204,369	28,355,237	(1,980,455)	194,382
Business combination	—	—	—	5,814,661	484,012	162,014

Ending balance	7,278,975	1,078,220	180,074	282,843,945	20,423,672	1,435,089

F-9
6

	For the year ended December 31, 2021
	Consumers			Corporates
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3
Beginning balance	125,990,038	12,016,711	537,106	149,574,932	7,328,741	717,909
Transfer to 12-month expected credit losses	4,377,247	(4,357,347)	(19,900)	1,610,541	(1,575,157)	(35,384)
Transfer to lifetime expected credit losses	(6,104,417)	6,127,477	(23,060)	(3,627,800)	3,670,808	(43,008)
Transfer to credit-impaired financial assets	(108,717)	(79,746)	188,463	(244,236)	(132,986)	377,222
Charge-off	—	—	(174,012)	—	—	(233,507)
Disposal	—	—	(48,795)	—	—	(187,571)
Net increase (decrease)	10,985,534	(206,312)	40,167	23,481,818	(833,127)	(53,929)

Ending balance	135,139,685	13,500,783	499,969	170,795,255	8,458,279	541,732

	For the year ended December 31, 2021
	Credit card accounts			Total
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3
Beginning balance	7,278,975	1,078,220	180,074	282,843,945	20,423,672	1,435,089
Transfer to 12-month expected credit losses	359,101	(358,776)	(325)	6,346,889	(6,291,280)	(55,609)
Transfer to lifetime expected credit losses	(513,635)	514,369	(734)	(10,245,852)	10,312,654	(66,802)
Transfer to credit-impaired financial assets	(17,416)	(9,253)	26,669	(370,369)	(221,985)	592,354
Charge-off	—	—	(220,352)	—	—	(627,871)
Disposal	—	—	(56,520)	—	—	(292,886)
Net increase (decrease)	1,132,278	170,579	187,263	35,599,630	(868,860)	173,501

Ending balance	8,239,303	1,395,139	116,075	314,174,243	23,354,201	1,157,776

(8) Details of other financial assets are as follows (Unit: Korean Won in millions):

	December 31, 2020	December 31, 2021
Cash Management Account asset (CMA asset)	210,000	140,000
Receivables	3,809,929	6,852,139
Accrued income	864,107	1,049,857
Telex and telephone subscription rights and refundable deposits	936,878	870,707
Domestic exchange settlement debit	1,518,775	82,555
Other assets	192,342	290,746
Allowance for credit losses	(83,295)	(66,781)

Total	7,448,736	9,219,223

F-9
7

(9) Changes in the allowances for credit losses on other financial assets are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2019
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(3,469)	(1,971)	(62,501)	(67,941)
Transfer to 12-month expected credit losses	(207)	198	9	—
Transfer to lifetime expected credit losses	116	(43)	(73)	—
Transfer to credit-impaired financial assets	19	159	(178)	—
Reversal (provision) of allowance for credit losses	802	(9)	(6,854)	(6,061)
Charge-off	—	—	2,506	2,506
Disposal	—	—	1,685	1,685
Business combination	(401)	—	(7,268)	(7,669)
Others	(56)	—	397	341

Ending balance	(3,196)	(1,666)	(72,277)	(77,139)

	For the year ended December 31, 2020
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(3,196)	(1,666)	(72,277)	(77,139)
Transfer to 12-month expected credit losses	(142)	129	13	—
Transfer to lifetime expected credit losses	125	(155)	30	—
Transfer to credit-impaired financial assets	23	64	(87)	—
Provision of allowance for credit losses	(667)	(1,589)	(3,080)	(5,336)
Charge-off	—	—	2,151	2,151
Disposal	—	—	1,557	1,557
Business combination	(624)	(2,235)	(1,968)	(4,827)
Others	815	2	(518)	299

Ending balance	(3,666)	(5,450)	(74,179)	(83,295)

	For the year ended December 31, 2021
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(3,666)	(5,450)	(74,179)	(83,295)
Transfer to 12-month expected credit losses	(228)	217	11	—
Transfer to lifetime expected credit losses	147	(174)	27	—
Transfer to credit-impaired financial assets	167	288	(455)	—
Reversal (provision) of allowance for credit losses	511	(464)	4,664	4,711
Charge-off	—	—	9,965	9,965
Disposal	—	—	1,400	1,400
Others	(606)	3	1,041	438

Ending balance	(3,675)	(5,580)	(57,526)	(66,781)

F-9
8

(10) Changes in the gross carrying amount of other financial assets are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2019
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	7,454,390	28,193	72,007	7,554,590
Transfer to 12-month expected credit losses	8,036	(8,019)	(17)	—
Transfer to lifetime expected credit losses	(17,678)	17,740	(62)	—
Transfer to credit-impaired financial assets	(952)	(918)	1,870	—
Charge-off	—	—	(2,506)	(2,506)
Disposal	—	—	(2,212)	(2,212)
Net increase	606,457	55,651	41,138	703,246
Business combination	9,591	—	7,656	17,247

Ending balance	8,059,844	92,647	117,874	8,270,365

	For the year ended December 31, 2020
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	8,059,844	92,647	117,874	8,270,365
Transfer to 12-month expected credit losses	8,760	(8,737)	(23)	—
Transfer to lifetime expected credit losses	(15,305)	15,334	(29)	—
Transfer to credit-impaired financial assets	(1,900)	(701)	2,601	—
Charge-off	—	—	(2,151)	(2,151)
Disposal	—	—	(1,847)	(1,847)
Net increase (decrease)	(856,008)	(26,539)	69,500	(813,047)
Business combination	72,035	4,414	2,262	78,711

Ending balance	7,267,426	76,418	188,187	7,532,031

	For the year ended December 31, 2021
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	7,267,426	76,418	188,187	7,532,031
Transfer to 12-month expected credit losses	8,909	(8,894)	(15)	—
Transfer to lifetime expected credit losses	(27,369)	27,399	(30)	—
Transfer to credit-impaired financial assets	(1,877)	(1,638)	3,515	—
Charge-off	—	—	(9,965)	(9,965)
Disposal	—	—	(1,716)	(1,716)
Net increase (decrease)	1,757,450	13,312	(5,108)	1,765,654

Ending balance	9,004,539	106,597	174,868	9,286,004

11. FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

(1)	The fair value hierarchy
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

9

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

F-
100

(2) Fair value hierarchy of financial assets and liabilities measured at fair value are as follows (Unit: Korean Won in millions):

	December 31, 2020
	Level 1 (*)	Level 2 (*)	Level 3	Total
Financial assets:
Financial assets at FVTPL
Deposits	48,796	—	—	48,796
Debt securities	516,597	2,365,882	4,618	2,887,097
Equity securities	35,422	—	450,371	485,793
Capital contributions	—	—	865,685	865,685
Beneficiary certificates	24,895	869,852	1,917,811	2,812,558
Loans	—	467,229	209,062	676,291
Derivative assets	18,416	6,875,454	7,872	6,901,742
Others	—	—	84,979	84,979

Sub-total	644,126	10,578,417	3,540,398	14,762,941

Financial assets at FVTOCI
Debt securities	3,092,237	25,855,904	—	28,948,141
Equity securities	510,073	—	570,715	1,080,788

Sub-total	3,602,310	25,855,904	570,715	30,028,929

Derivative assets	—	174,820	—	174,820

Total	4,246,436	36,609,141	4,111,113	44,966,690

Financial liabilities:
Financial liabilities at FVTPL
Deposits due to customers	49,279	—	—	49,279
Derivative liabilities	6,024	6,433,727	20,136	6,459,887
Securities sold	285,026	—	—	285,026

Sub-total	340,329	6,433,727	20,136	6,794,192

Financial liabilities at FVTPL designated as upon initial recognition
Equity-linked securities	—	—	19,630	19,630

Derivative liabilities	—	64,769	—	64,769

Total	340,329	6,498,496	39,766	6,878,591

(*)
There were no transfers between Level 1 and Level 2 of financial assets and liabilities measured at fair value. The Group recognizes transfers among levels at the end of reporting period in which events have occurred or conditions have changed.

F-
101

	December 31, 2021
	Level 1 (*)	Level 2 (*)	Level 3	Total
Financial assets:
Financial assets at FVTPL
Deposits	65,072	—	—	65,072
Debt securities	817,584	1,923,538	2,117	2,743,239
Equity securities	25,879	—	303,985	329,864
Capital contributions	—	—	1,287,723	1,287,723
Beneficiary certificates	74,271	2,326,202	1,104,074	3,504,547
Loans	—	453,832	213,635	667,467
Derivative assets	10,911	4,762,872	29,348	4,803,131
Others	—	—	96,191	96,191

Sub-total	993,717	9,466,444	3,037,073	13,497,234

Financial assets at FVTOCI
Debt securities	5,578,455	32,548,522	—	38,126,977
Equity securities	411,357	—	581,455	992,812

Sub-total	5,989,812	32,548,522	581,455	39,119,789

Derivative assets	—	106,764	—	106,764

Total	6,983,529	42,121,730	3,618,528	52,723,787

Financial liabilities:
Financial liabilities at FVTPL
Deposits due to customers	65,016	—	—	65,016
Derivative liabilities	10,259	4,552,368	4,641	4,567,268
Securities sold	211,408	29,766	—	241,174

Sub-total	286,683	4,582,134	4,641	4,873,458

Derivative liabilities	—	27,584	—	27,584

Total	286,683	4,609,718	4,641	4,901,042

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
Financial instruments are measured at fair value using a quoted market price in active markets. If there is no active market for a financial instrument, the Group determines the fair value using valuation methods. Valuation methods and input variables for each type of financial instruments are as follows:

F-
102

1) Valuation methods and input variables for each type of financial instrument classified into level 2 in December 31, 2020 and 2021 are as follows:

	Valuation methods	Input variables
Debt securities	Fair value is measured by discounting the future cash flows of debt securities applying the risk-free market rate with credit spread.	Risk-free market rate and credit spread

Beneficiary certificates	The beneficiary certificates classified as Level 2 are MMF and are measured at the standard price.	Standard price

Derivatives	Fair value is measured by models such as option model (Closed form), DCF model, FDM and Monte Carlo Simulation.	Discount rate, values of underlying assets such as foreign exchange rate and stock prices, risk-free market rate, forward rate, etc.

Loans	The future cash flows of debt instruments are measured at a discount by applying the market interest rate applied to entities with similar creditworthiness to the debtor.	Risk-free market rate and credit spread
2) Valuation methods and input variables for each type of financial instrument classified into level 3 in December 31, 2020 and 2021 are as follows:

	Valuation methods	Input variables
Loans, bond with options	Fair value is calculated by using the Discounted Cash Flow Model, Binomial Tree, which is a valuation technique commonly used in the market taking into account the price and variability of the underlying asset, and LSMC.	Values of underlying assets, volatility, credit spread, discount rate and terminal growth rate

Debt securities	The Group is measuring fair value with LSMC and the Hull-White model.	Stock volatility, interest rate volatility and discount rate

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

Derivatives	Fair value is measured by models such as option model (Closed form), DCF model, FDM and Monte Carlo Simulation.	Risk-free market rate, discount rate, values of underlying assets such as foreign exchange rate and stock prices, volatility, etc.

Equity-linked securities	Fair value is measured by models such as option model (Closed form), DCF model, FDM and Monte Carlo Simulation.	Volatility of underlying assets, discount rate, dividends, volatility, correlation coefficient, foreign exchange rate, etc.

Others	Fair value is calculated by using the binominal tree. Least-Squares Monte Carlo simulation (LSMC) and Income approach, which are commonly used valuation techniques in the market taking into account the price and variability of the underlying asset after measuring the fair value of underlying asset using Models including Discounted Cash Flow Model.	Stock prices, volatility of underlying assets, etc.

F-
103

Valuation methods of financial assets and liabilities measured at fair value and classified into Level 3 and significant but unobservable inputs are as follows:

December 31, 2020
	Fair value measurement technique	Type	Input variable	Range	Impact of changes in significant unobservable inputs on fair value measurement
Loans, bond with options, convertible bonds	Binomial Tree		Stock prices, Volatility of underlying asset	19.82~22.84%	Variation of fair value increases as volatility of underlying asset increases.
	LSMC		Stock prices, Volatility of underlying asset	18.99%	Variation of fair value increases as volatility of underlying asset increases.
	DCF model		Discount rate	4.70~16.50%	Fair value increases as discount rate decreases.
			Terminal growth rate	1.00%	Fair value increases as terminal growth rate increases.
			Credit spread	2.30~5.90%	Fair value decreases as credit spread increases.
	Hull-White model		Stock volatility	17.50~27.30%	Fair value increases as volatility increases.
			Interest rate volatility	0.50%	Fair value increases as volatility increases.
			Discount rate	3.10~53.20%	Fair value increases as discount rate decreases.
Derivative assets	Option valuation model and others	Interest rate related	Correlation coefficient	0.90~0.98	Variation of fair value increases as correlation coefficient increases.
			Volatility of underlying asset	25.46~131.47%	Variation of fair value increases as volatility of underlying assets increases.
		Equity related	Correlation coefficient	0.29~0.75	Variation of fair value increases as correlation coefficient increases.
			Volatility of underlying asset	—	Variation of fair value increases as volatility of underlying assets increases.
	DCF model	Interest rate related	Credit risk adjustment ratio	100.00%	Variation of fair value decreases as credit risk adjustment ratio increases.
Derivative liabilities	Option valuation model and others	Interest rate related	Correlation coefficient	0.90~0.98	Variation of fair value increases as correlation coefficient increases.
			Volatility of underlying asset	25.46~131.47%	Variation of fair value increases as volatility of underlying assets increases.
		Equity related	Correlation coefficient	0.29~0.75	Variation of fair value increases as correlation coefficient increases.
			Volatility of underlying asset	—	Variation of fair value increases as volatility of underlying assets increases.

F-10
4

	December 31, 2020
	Fair value measurement technique	Type	Input variable	Range	Impact of changes in significant unobservable inputs on fair value measurement
Equity-linked securities	Monte Carlo Simulation and others	Equity related	Correlation coefficient Volatility of underlying asset	0.48~0.60 27.59~49.29%	Fair value of equity-linked securities increases if both historical volatility and correlation coefficient increase. However, when correlation coefficient decreases despite the increase in historical volatility, the fair value variation of equity-linked securities may decrease.
Equity securities, capital contributions, and beneficiary certificates	LSMC		Stock prices, Volatility of underlying asset	18.99~26.45%	Variation of fair value increases as volatility of underlying asset increases.
	DCF model and others		Terminal growth rate	1.00%	Fair value increases as terminal growth rate increases.
			Discount rate	5.83~34.63%	Fair value increases as discount rate decreases.
			Fluctuation rate of real estate sales price	—	Fair value increases as sales price increases
			Liquidation value	—	Variation of liquidation value increases as volatility of underlying assets increases
	Net asset value method		Discount rate	14.30%	Fair value increases as discount rate decreases.
	Binomial Tree		Volatility	39.60%	Fair value increases as volatility increases.
			Discount rate	8.50%	Fair value increases as discount rate decreases.
Others	Income approach		Discount rate	12.69%	Fair value increases as discount rate decreases.
			Growth rate	1.00%	Fair value increases as growth rate increases.
	LSMC		Stock prices, Volatility of underlying asset	17.61~26.45%	Variation of fair value increases as volatility of underlying asset increases.

F-10
5

	December 31, 2021
	Fair value measurement technique	Type	Input variable	Range	Impact of changes in significant unobservable inputs on fair value measurement
Loans	Binomial Tree		Stock prices, Volatility of underlying asset	22.62%	Variation of fair value increases as volatility of underlying asset increases.
	LSMC		Stock prices, Volatility of underlying asset	19.48%	Variation of fair value increases as volatility of underlying asset increases.
Derivative assets	Option valuation model and others	Interest rate related	Correlation coefficient	0.90~0.98	Variation of fair value increases as correlation coefficient increases.
			Volatility of underlying asset	24.84~97.50%	Variation of fair value increases as volatility of underlying assets increases.
		Equity related	Correlation coefficient	0.18~0.76	Variation of fair value increases as correlation coefficient increases.
			Volatility of underlying asset	—	Variation of fair value increases as volatility of underlying assets increases.
	DCF model	Interest rate related	Credit risk adjustment ratio	100.00%	Variation of fair value decreases as credit risk adjustment ratio increases.
Derivative liabilities	Option valuation model and others	Interest rate related	Correlation coefficient	0.90~0.98	Variation of fair value increases as correlation coefficient increases.
			Volatility of underlying asset	24.84~97.50%	Variation of fair value increases as volatility of underlying assets increases.
		Equity related	Correlation coefficient	0.18~0.76	Variation of fair value increases as correlation coefficient increases.
			Volatility of underlying asset	—	Variation of fair value increases as volatility of underlying assets increases.
Equity securities, capital contributions, and beneficiary certificates	LSMC		Stock prices, Volatility of underlying asset	0.00%	Variation of fair value increases as volatility of underlying asset increases.
	DCF model and others		Discount rate	0.00~35.92%	Fair value increases as discount rate decreases.
			Terminal growth rate	1.00%	Fair value increases as terminal growth rate increases.
			Liquidation value	0.00%	Variation of liquidation value increases as volatility of underlying assets increases
Others	Income approach		Growth rate	1.00%	Fair value increases as growth rate increases.
	LSMC		Stock prices, Volatility of underlying asset	19.48~28.41%	Variation of fair value increases as volatility of underlying asset increases.

F-10
6

Fair value of financial assets and liabilities classified into Level 3 is measured by the Group using its own valuation methods or using external specialists. Unobservable inputs used in the fair value measurements are produced by the internal system of the Group and the appropriateness of inputs is reviewed regularly.
(3) Changes in financial assets and liabilities measured at fair value classified into Level 3 are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2019
	Beginning balance	Business Combination	Net Income (loss) (*1)	Other comprehensive income	Purchases/ issuances	Disposals/ settlements	Transfer to or out of Level 3 (*2)	Ending balance
Financial assets:
Financial assets at FVTPL
Debt securities	8,389	—	476	—	2,000	(5,039)	—	5,826
Equity securities	401,860	—	59,537	—	95,511	(28,287)	—	528,621
Capital contributions	422,614	707	(13,270)	—	173,064	(67,916)	—	515,199
Beneficiary certificates	854,299	—	18,450	—	578,228	(183,684)	8,441	1,275,734
Loans	180,450	—	6,854	—	60,696	(95,371)	—	152,629
Derivative assets	48,798	—	16,935	—	1,115	(40,343)	(1,457)	25,048

Sub-total	1,916,410	707	88,982	—	910,614	(420,640)	6,984	2,503,057

Financial assets at FVTOCI
Equity securities	468,847	1,408	—	23,063	687	(306)	(1)	493,698

Total	2,385,257	2,115	88,982	23,063	911,301	(420,946)	6,983	2,996,755

Financial liabilities:
Financial liabilities at FVTPL
Derivative liabilities	16,691	—	84,033	—	(11,140)	(14,817)	(2,728)	72,039
Financial liabilities at FVTPL designated as upon initial recognition
Equity-linked securities	164,767	—	33,237	—	1,809	(112,187)	—	87,626
Derivatives liabilities (designated for hedging)	—	—	—	—	321	—	—	321

Total	181,458	—	117,270	—	(9,010)	(127,004)	(2,728)	159,986

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

(*2)	The Group recognizes transfers between levels at the end of reporting period within which events have occurred or conditions have changed.

F-10
7

	For the year ended December 31, 2020
	Beginning balance	Business combination	Net income (loss) (*1)	Other comprehensive income	Purchases/ issuances	Disposals / settlements	Transfer to or out of Level 3 (*2)	Ending balance
Financial assets:
Financial assets at FVTPL
Debt securities	5,826	—	(632)	—	2,627	(3,203)	—	4,618
Equity securities	464,741	3,894	(8,977)	—	5,088	(14,407)	32	450,371
Capital contributions	515,199	173,244	39,500	—	194,396	(56,654)	—	865,685
Beneficiary certificates	1,275,734	166,467	(7,919)	—	715,437	(231,908)	—	1,917,811
Loans	152,629	35,854	6,149	—	656,880	(642,450)	—	209,062
Derivative assets	25,048	—	9,458	—	9,501	(23,911)	(12,224)	7,872
Others	63,880	—	3,472	—	17,997	(370)	—	84,979

Sub-total	2,503,057	379,459	41,051	—	1,601,926	(972,903)	(12,192)	3,540,398

Financial assets at FVTOCI
Equity securities	493,698	—	—	(4,920)	82,227	(2,482)	2,192	570,715

Total	2,996,755	379,459	41,051	(4,920)	1,684,153	(975,385)	(10,000)	4,111,113

Financial liabilities:
Financial liabilities at FVTPL
Derivative liabilities	72,039	—	30,150	—	2,650	(66,170)	(18,533)	20,136
Financial liabilities at FVTPL designated as upon initial recognition
Equity-linked securities	87,626	—	665	—	—	(68,661)	—	19,630
Derivative liabilities (Designated for hedging)	321	—	—	—	—	(321)	—	—

Total	159,986	—	30,815	—	2,650	(135,152)	(18,533)	39,766

(*1)
For financial liabilities, positive numbers represent losses that increase balance and negative numbers represent gains that decrease balance. The gain amounting to 37,430 million Won for the year ended December 31, 2020, which is from financial assets and liabilities that the Group holds as at the end of the year.

(*2)
There were transfers between levels as the availability of observable market data for these financial instruments changed. The Group recognizes transfers among levels at the end of reporting period in which events have occurred or conditions have changed.

F-10
8

	For the year ended December 31, 2021
	Beginning balance	Net income (loss) (*1)	Other comprehensive income	Purchases/ issuances	Disposals / settlements	Transfer to or out of Level 3 (*2)	Ending balance
Financial assets:
Financial assets at FVTPL
Debt securities	4,618	(431)	—	1,000	(4,070)	1,000	2,117
Equity securities	450,371	(24,501)	—	33,570	(154,455)	(1,000)	303,985
Capital contributions	865,685	82,596	—	575,643	(236,201)	—	1,287,723
Beneficiary certificates	1,917,811	10,347	—	86,224	(910,308)	—	1,104,074
Loans	209,062	16,975	—	761,045	(773,447)	—	213,635
Derivative assets	7,872	22,256	—	5,058	—	(5,838)	29,348
Others	84,979	12,245	—	14,982	(16,548)	533	96,191

Sub-total	3,540,398	119,487	—	1,477,522	(2,095,029)	(5,305)	3,037,073

Financial assets at FVTOCI
Equity securities	570,715	—	11,362	645	(1,267)	—	581,455

Total	4,111,113	119,487	11,362	1,478,167	(2,096,296)	(5,305)	3,618,528

Financial liabilities:
Financial liabilities at FVTPL
Derivative liabilities	20,136	4,926	—	(3,979)	(10,188)	(6,254)	4,641
Financial liabilities at FVTPL designated as upon initial recognition
Equity-linked securities	19,630	(102)	—	—	(19,528)	—	—

Total	39,766	4,824	—	(3,979)	(29,716)	(6,254)	4,641

(*1)
For financial liabilities, positive numbers represent losses that increase balance and negative numbers represent gains that decrease balance. The gain amounting to 2,634 million Won for the year ended December 31, 2021, which is from financial assets and liabilities that the Group holds as at the end of the year.

(*2)
There were transfers between levels as the availability of observable market data for these financial instruments changed. The Group recognizes transfers among levels at the end of reporting period in which events have occurred or conditions have changed.

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
Meanwhile, among the financial instruments that are classified as Level 3 amounting to and 4,150,878 million Won 3,623,168 million Won as of December 31,2020 and 2021 respectively, equity instruments of 3,052,432 million Won and 3,030,775 million Won whose carrying amount are considered to represent the reasonable approximation of fair value are excluded from the sensitivity analysis.

9

The sensitivity on fluctuation of input variables by financial instruments as of December 31, 2019, 2020 and 2021 is as follows (Unit: Korean Won in millions):

	December 31, 2019
	Net income (loss)		Other comprehensive income (loss)
	Favorable	Unfavorable	Favorable	Unfavorable
Financial assets:
Financial assets at FVTPL
Derivative assets (*1)	640	(935)	—	—
Loans (*2)	152	(128)	—	—
Debt securities	652	(640)	—	—
Equity securities (*3)(*4)	16,104	(10,929)	—	—
Beneficiary certificates (*4)	1,125	(1,125)	—	—
Financial assets at FVTOCI
Equity securities (*3)(*4)	—	—	26,380	(11,981)

Total	18,673	(13,757)	26,380	(11,981)

Financial liabilities:
Financial liabilities at FVTPL
Derivative liabilities (*1)	1,054	(816)	—	—
Financial liabilities at FVTPL designated as upon initial recognition
Equity-linked securities (*1)	136	(142)	—	—

Total	1,190	(958)	—	—

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

F-1
10

	December 31, 2020
	Net income (loss)		Other comprehensive income (loss)
	Favorable	Unfavorable	Favorable	Unfavorable
Financial assets:
Financial assets at FVTPL
Derivative assets (*1)	110	(257)	—	—
Loans (*2)	933	(932)	—	—
Debt securities	13	(10)	—	—
Equity securities (*2)(*3)(*4)	8,539	(7,337)	—	—
Beneficiary certificates (*4)	1,403	(1,537)	—	—
Others (*2)	640	(547)	—	—
Financial assets at FVTOCI
Equity securities (*3)(*4)	—	—	21,587	(16,740)

Total	11,638	(10,620)	21,587	(16,740)

Financial liabilities:
Financial liabilities at FVTPL
Derivative liabilities (*1)	776	(405)	—	—
Financial liabilities at FVTPL designated as upon initial recognition
Equity-linked securities (*1)	57	(45)	—	—

Total	833	(450)	—	—

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

F-1
11

	December 31, 2021
	Net income (loss)		Other comprehensive income (loss)
	Favorable	Unfavorable	Favorable	Unfavorable
Financial assets:
Financial assets at FVTPL
Derivative assets (*1)	1,668	(1,191)	—	—
Loans (*2)	682	(671)	—	—
Debt securities	13	(12)	—	—
Equity securities (*2)(*3)(*4)	6,348	(5,331)	—	—
Beneficiary certificates (*4)	1,305	(1,171)	—	—
Others (*2)	921	(876)	—	—
Financial assets at FVTOCI
Equity securities (*3)(*4)	—	—	30,391	(23,865)

Total	10,937	(9,252)	30,391	(23,865)

Financial liabilities:
Financial liabilities at FVTPL
Derivative liabilities (*1)	205	(264)	—	—

Total	205	(264)	—	—

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

(5) Fair value and carrying amount of financial assets and liabilities that are recorded at amortized cost are as follows (Unit: Korean Won in millions):

	December 31, 2020
	Fair value				Book value
	Level 1	Level 2	Level 3	Total
Financial assets:
Securities at amortized cost	2,968,875	14,299,748	—	17,268,623	17,020,839
Loans and other financial assets at amortized cost	—	—	318,144,845	318,144,845	320,106,078
Financial liabilities:
Deposits due to customers	—	291,767,282	—	291,767,282	291,477,279
Borrowings	—	20,586,930	176,745	20,763,675	20,745,466
Debentures	—	37,931,989	—	37,931,989	37,479,358
Other financial liabilities	—	13,305,067	286,489	13,591,556	13,808,386

F-1
12

	December 31, 2021
	Fair value				Book value
	Level 1	Level 2	Level 3	Total
Financial assets:
Securities at amortized cost	2,122,401	14,921,119	—	17,043,520	17,086,274
Loans and other financial assets at amortized cost	—	3	359,918,500	359,918,503	361,932,872
Financial liabilities:
Deposits due to customers	—	318,070,829	—	318,070,829	317,899,871
Borrowings	—	23,393,520	1,270,305	24,663,825	24,755,459
Debentures	—	44,500,963	—	44,500,963	44,653,864
Other financial liabilities	—	23,216,929	379,534	23,596,463	23,890,017
The fair values of financial instruments are measured using quoted market price in active markets. In case there is no active market for financial instruments, the Group determines the fair value by using valuation methods. Valuation methods and input variables for financial assets and liabilities that are measured at amortized cost are given as follows:

	Valuation methods	Input variables
Securities at amortized cost	The fair value is measured by discounting the projected cash flows of debt securities by applying risk-free market rate with credit spread.	Risk-free market rate and credit spread

Loans and other financial assets at amortized cost	The fair value is measured by discounting the projected cash flows of loan products by applying the market discount rate that has been applied to a proxy company that has similar credit rating to the debtor.	Risk-free market rate, credit spread and prepayment rate

Deposits due to customers, borrowings, debentures and other financial liabilities	The fair value is measured by discounting the projected cash flows of debt products by applying the market discount rate that is reflecting credit rating of the Group.	Risk-free market rate, credit spread and forward rate
(6) Financial instruments by category
Carrying amounts of financial assets and liabilities by each category are as follows (Unit: Korean Won in millions):

	December 31, 2020
Financial assets	Financial asset at FVTPL	Financial assets at FVTOCI	Financial assets at amortized cost	Derivatives assets (Designated for hedging)	Total
Deposits	48,796	—	9,863,160	—	9,911,956
Securities	7,136,112	30,028,929	17,020,839	—	54,185,880
Loans	676,291	—	302,794,182	—	303,470,473
Derivative assets	6,901,742	—	—	174,820	7,076,562
Other financial assets	—	—	7,448,736	—	7,448,736

Total	14,762,941	30,028,929	337,126,917	174,820	382,093,607

F-1
13

	December 31, 2020
Financial liabilities	Financial liabilities at FVTPL	Financial liabilities designated at FVTPL	Financial liabilities at amortized cost	Derivatives liabilities (Designated for hedging)	Total
Deposits due to customers	49,279	—	291,477,279	—	291,526,558
Borrowings	285,026	19,630	20,745,466	—	21,050,122
Debentures	—	—	37,479,358	—	37,479,358
Derivative liabilities	6,459,887	—	—	64,769	6,524,656
Other financial liabilities	—	—	13,808,386	—	13,808,386

Total	6,794,192	19,630	363,510,489	64,769	370,389,080

	December 31, 2021
Financial assets	Financial asset at FVTPL	Financial assets at FVTOCI	Financial assets at amortized cost	Derivatives assets (Designated for hedging)	Total
Deposits	65,072	—	15,914,139	—	15,979,211
Securities	7,960,046	39,119,789	17,086,274	—	64,166,109
Loans	667,467	—	336,799,510	—	337,466,977
Derivative assets	4,803,131	—	—	106,764	4,909,895
Other financial assets	1,518	—	9,219,223	—	9,220,741

Total	13,497,234	39,119,789	379,019,146	106,764	431,742,933

	December 31, 2021
Financial liabilities	Financial liabilities at FVTPL	Financial liabilities at amortized cost	Derivatives liabilities (Designated for hedging)	Total
Deposits due to customers	65,016	317,899,871	—	317,964,887
Borrowings	241,174	24,755,459	—	24,996,633
Debentures	—	44,653,864	—	44,653,864
Derivative liabilities	4,567,268	—	27,584	4,594,852
Other financial liabilities	—	23,890,017	—	23,890,017

Total	4,873,458	411,199,211	27,584	416,100,253

(7) Income or expense from financial instruments by category
Income or expense from financial assets and liabilities by each category during the years ended December 31, 2019, 2020 and 2021 are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2019
	Interest Income (expense)	Fees and Commissions Income (expense)	Net reversal (provision) of allowance for credit loss	Gain or loss on transactions and valuation	Others	Total
Financial assets at FVTPL	50,277	89,817	—	25,455	86,979	252,528
Financial assets at FVTOCI	474,751	—	(3,297)	11,015	20,980	503,449
Securities at amortized cost	436,340	—	1,415	—	—	437,755
Loans and other financial assets at amortized cost	9,615,060	296,435	(385,758)	102,115	—	9,627,852
Financial liabilities at amortized cost	(4,682,722)	—	—	—	—	(4,682,722)
Net derivatives (designated for hedging)	—	—	—	36,982	—	36,982

Total	5,893,706	386,252	(387,640)	175,567	107,959	6,175,844

F-11
4

	For the year ended December 31, 2020
	Interest Income (expense)	Fees and Commissions Income (expense)	Net reversal (provision) of allowance for credit loss	Gain or loss on transactions and valuation	Dividends, etc.	Total
Financial assets at FVTPL	48,612	—	—	421,709	120,158	590,479
Financial assets at FVTOCI	437,527	311	(1,529)	24,138	18,385	478,832
Securities at amortized cost	382,988	—	934	—	—	383,922
Loans and other financial assets at amortized cost	8,654,726	376,872	(792,250)	44,443	—	8,283,791
Financial liabilities at amortized cost	(3,516,023)	—	—	—	—	(3,516,023)
Net derivatives (designated for hedging)	—	—	—	(74,213)	—	(74,213)

Total	6,007,830	377,183	(792,845)	416,077	138,543	6,146,788

	For the year ended December 31, 2021
	Interest Income (expense)	Fees and Commissions Income (expense)	Net provision of allowance for credit loss	Gain or loss on transactions and valuation	Dividends, etc.	Total
Financial assets at FVTPL	45,803	(156)	—	325,751	284,683	656,081
Financial assets at FVTOCI	381,814	1,343	(4,909)	32,624	24,528	435,400
Securities at amortized cost	324,920	—	(664)	—	—	324,256
Loans and other financial assets at amortized cost	9,142,212	494,296	(551,957)	107,317	—	9,191,868
Financial liabilities at amortized cost	(2,901,592)	2,205	—	—	—	(2,899,387)
Net derivatives (designated for hedging)	—	—	—	72,493	—	72,493

Total	6,993,157	497,688	(557,530)	538,185	309,211	7,780,711

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

		December 31, 2020	December 31, 2021
Assets transferred	Financial assets at FVTPL	410,331	248,009
	Financial assets at FVTOCI	138,315	127,065
	Securities at amortized cost	40,987	38,995
	Loans and other financial assets at amortized cost	50,088	—

	Total	639,721	414,069

Related liabilities	Bonds sold under repurchase agreements	657,823	749,976

F-11
5

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

		December 31, 2020	December 31, 2021	Loaned to
Financial assets at FVTOCI	Korean treasury and government bonds	100,345	98,535	Korea Securities Finance Corporation

3)	Liquidity of financial assets
As of December 31, 2020 and 2021, the consolidated structured companies issued asset-backed securities with loans and corporate bonds held by the Group as liquid assets, and the Group bear related risks through the purchase agreements or credit contributions. The transaction details of the transfer of the financial instrument are as follows:

		December 31, 2020	December 31, 2021
		Book value (*)	Book value (*)
Assets transferred	Financial assets at FVPL	156,900	151,930
	Loans at amortized cost	4,645,170	4,682,882
Related liabilities	Asset-backed borrowings	2,536,219	2,424,080
	Asset-backed bonds	1,289,992	978,274

(*)	The carrying amount is the amount before the allowance for bad debts.
On the other hand, the details of transferred financial assets that have not been removed, such as bonds sold under the repurchase agreement and loan securities, are also described in Note 18. The Group does not have financial instruments that are continuously involved.
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
The Group possesses the derivative assets, derivative liabilities, receivable spot exchange and payable spot exchange that do not satisfy the offsetting criteria of IAS 32 but provide the Group under the circumstances of the trading party’s defaults, insolvency or bankruptcy, with the right of offsetting. Items such as cash collateral cannot satisfy the offsetting criteria of IAS 32, but in accordance with the collateral arrangements and under the circumstances of the trading party’s default, insolvency or bankruptcy, the net amount of derivative assets and derivative liabilities, receivable spot exchange and payable spot exchange can be offset.
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

F-11
6

Repurchase Agreement, which does not satisfy the offsetting criteria of IAS 32. The Group disclosed bonds sold under repurchase agreements as borrowings and bonds purchased under resale agreements as loan at amortized cost and other financial assets.
As of December 31, 2020 and 2021, the financial instruments to be offset and may be covered by master netting agreements and similar agreements are as follows (Unit: Korean Won in millions):

	December 31, 2020
	Gross amounts of recognized financial assets	Gross amounts of recognized financial assets setoff	Net amounts of consolidate financial assets presented	Related amounts not setoff in the consolidated statement of financial position		Net amounts
				Netting agreements and others	Cash collateral received and others
Financial assets:
Derivative assets (*1)	6,456,799	—	6,456,799	7,733,997	598,545	1,278,176
Receivable spot exchange (*2)	3,153,919	—	3,153,919
Bonds purchased under resale agreements (*2)	10,145,749	—	10,145,749	10,145,749	—	—
Domestic exchange settlement debits (*2)(*6)	34,352,965	32,834,189	1,518,776	—	—	1,518,776

Total	54,109,432	32,834,189	21,275,243	17,879,746	598,545	2,796,952

Financial liabilities:
Derivative liabilities (*1)	5,823,620	—	5,823,620	7,147,683	477,603	1,371,364
Equity-linked securities in short position (*3)	19,630	—	19,630
Payable spot exchange (*4)	3,153,400	—	3,153,400
Bonds sold under repurchase agreements (*5)	657,823	—	657,823	213,623	444,200	—
Domestic exchange settlement credits (*4)(*6)	33,014,440	32,834,189	180,251	176,179	—	4,072

Total	42,668,913	32,834,189	9,834,724	7,537,485	921,803	1,375,436

(*1)	The items include derivative assets and liabilities held for trading and designated for hedging.
(*2)	The items are included in loan at amortized cost and other financial assets.
(*3)	The items are equity linked securities related to derivatives and are included in financial liabilities at FVTPL.
(*4)	The items are included in other financial liabilities.
(*5)	The items are included in borrowings.
(*6)	Certain financial assets and liabilities are presented as net amounts.

F-11
7

	December 31, 2021
	Gross amounts of recognized financial assets	Gross amounts of recognized financial assets setoff	Net amounts of consolidated financial assets presented	Related amounts not setoff in the consolidated statement of financial position		Net amounts
				Netting agreements and others	Cash collateral received and others
Financial assets:
Derivative assets (*1)	4,172,737	—	4,172,737	8,260,784	552,071	1,275,186
Receivable spot exchange (*2)	5,915,304	—	5,915,304
Bonds purchased under resale agreements (*2)	10,332,858	—	10,332,858	10,332,858	—	—
Domestic exchange settlement debits (*2)(*5)	42,358,138	42,275,583	82,555	—	—	82,555

Total	62,779,037	42,275,583	20,503,454	18,593,642	552,071	1,357,741

Financial liabilities:
Derivative liabilities (*1)	3,708,263	—	3,708,263	8,755,492	114,716	754,855
Payable spot exchange (*3)	5,916,800	—	5,916,800
Bonds sold under repurchase agreements (*4)	749,976	—	749,976	749,976	—	—
Domestic exchange settlement credits (*3)(*5)	48,982,056	42,275,583	6,706,473	3,401,251	—	3,305,222

Total	59,357,095	42,275,583	17,081,512	12,906,719	114,716	4,060,077

(*1)	The items include derivative assets and liabilities held for trading and designated for hedging.
(*2)	The items are included in loan at amortized cost and other financial assets.
(*3)	The items are included in other financial liabilities.
(*4)	The items are included in borrowings.
(*5)	Certain financial assets and liabilities are presented as net amounts.

F-11
8

13. INVESTMENTS IN JOINT VENTURES AND ASSOCIATES

(1)	Investments in associates accounted for using the equity method of accounting are as follows:

		Percentage of ownership (%)
Joint ventures and associates (*9)	Main business	December 31, 2020	December 31, 2021	Location	Financial statements as of
Woori Bank
W Service Networks Co., Ltd. (*1)	Freight & staffing services	4.9	4.9	Korea	2021.11.30 (*5)
Korea Credit Bureau Co., Ltd. (*2)	Credit information	9.9	9.9	Korea	2021.12.31
Korea Finance Security Co., Ltd. (*1)	Security service	15.0	15.0	Korea	2021.11.30 (*5)
Wongwang Co., Ltd. (*3)	Wholesale and real estate	29.0	29.0	Korea	—
Sejin Construction Co., Ltd. (*3)	Construction	29.6	29.6	Korea	—
ARES-TECH Co., Ltd. (*3)	Electronic component manufacturing	23.4	23.4	Korea	—
Sinseong Trading Co., Ltd. (*4)	Manufacturing	27.9	—	Korea	—
Reading Doctors Co., Ltd. (*3)	Other services	35.4	35.4	Korea	—
Cultizm Korea LTD Co., Ltd. (*3)	Wholesale and retail sales	31.3	31.3	Korea	—
NK Eng Co., Ltd. (*3)	Manufacturing	23.1	23.1	Korea	—
Beomgyo.,Ltd. (*3)	Telecommunication equipment retail sales	23.1	23.1	Korea	—
Woori Growth Partnerships New Technology Private Equity Fund	Other financial services	23.1	23.1	Korea	2021.12.31
2016KIF-IMM Woori Bank Technology Venture Fund	Other financial services	20.0	20.0	Korea	2021.12.31
K BANK Co., Ltd. (*2)(*8)	Finance	26.2	12.6	Korea	2021.11.30 (*5)
Smart Private Equity Fund No.2 (*10)	Other financial services	20.0	—	Korea	—
Woori Bank-Company K Korea Movie Asset Fund	Other financial services	25.0	25.0	Korea	2021.12.16 (*5)
Well to Sea No. 3 Private Equity Fund (*11)	Finance	50.0	—	Korea	—
Partner One Value Up I Private Equity Fund	Other financial services	23.3	23.3	Korea	2021.12.31
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership	Other financial services	20.0	20.0	Korea	2021.12.31
Crevisse Raim Impact 1st Startup Venture Specialist Private Equity Fund	Other financial services	25.0	25.0	Korea	2021.12.31
LOTTE CARD Co., Ltd.	Credit card and installment financing	20.0	20.0	Korea	2021.9.30 (*5)
Together-Korea Government Private Pool Private Securities Investment Trust No. 3	Other financial services	100.0	100.0	Korea	2021.12.31
Genesis Environmental Energy Company 1st Private Equity Fund	Trust and collective investment	24.8	24.8	Korea	2021.12.31
Union Technology Finance Investment Association	Trust and collective investment	29.7	29.7	Korea	2021.12.31
Dicustody Co., Ltd. (*2)	Other information technology and computer operation related services	—	1.0	Korea	2021.12.31
Woori Bank ( *6)
Japanese Hotel Real Estate Private Equity Fund No.2	Other financial services	19.9	19.9	Korea	2021.12.31
Woori G Clean Energy No.1	Investment trust and discretionary investment business	29.3	—	Korea	—
Woori Goseong Power EBL Private Special Asset Fund	Trust and collective investment	16.7	—	Korea	—
Woori Seoul Beltway Private Special Asset Fund No.1	Trust and collective investment	25.0	25.0	Korea	2021.12.31

9

		Percentage of ownership (%)
Joint ventures and associates (*9)	Main business	December 31, 2020	December 31, 2021	Location	Financial statements as of
Woori Multi-Return Securities Investment Trust 3 (Balanced Bond)	Collective investment business	—	20.0	Korea	2021.12.31
Woori Short-term Bond Securities Investment Trust (Bond) ClassC-F	Collective investment business	—	14.5	Korea	2021.12.31
Woori Financial Capital Co., Ltd.
Woori TAERIM 1st Fund	Other financial services	25.6	25.6	Korea	2021.12.31
Portone-Cape Fund No.1	Other financial services	20.0	20.0	Korea	2021.12.31
KIWOOM WOORI Financial 1st Fund (*7)	Other financial services	9.1	9.1	Korea	2021.12.31
DeepDive WOORI 2021-1 Financial Investment Fund (*7)	Other financial services	—	11.9	Korea	2021.12.31
Darwin Green Packaging Private Equity Fund	Other financial services	—	20.4	Korea	2021.12.31
Woori Investment Bank Co., Ltd. (*6)
Woori FirstValue Private Real Estate Fund No.2	Real estate business	12.0	12.0	Korea	2021.12.31
WooriG Real Infrastructure Blind General Type Private Placement Investment Trust	Investment trust and discretionary investment business	—	0.3	Korea	2021.12.31
Woori Asset Management Co. Ltd.
Woori High plus G.B. Securities Feeder Fund1(G.B.)	Collective investment business	21.8	—	Korea	—
Woori Star50 Master Fund ClassC-F	Collective investment business	24.5	—	Korea	—
Woori Private Equity Asset Management Co., Ltd.
Woori Hanhwa Eureka Private Equity Fund (*2)	Other financial services	0.8	0.8	Korea	2021.12.31
Aarden Woori Apparel 1st Private Equity Fund (*2)	Other financial services	—	0.5	Korea	2021.12.31
Japanese Hotel Real Estate Private Equity Fund 1
Godo Kaisha Oceanos 1	Other financial services	47.8	47.8	Japan	2021.10.31 (*5)
Woori G Japan Private Placement Real Estate Master Investment Trust No.2
Woori Zip 1	Other financial services	—	63.9	Japan	2021.9.30 (*5)
Woori Zip 2	Other financial services	—	63.8	Japan	2021.9.30 (*5)
Woori bank and Woori card Co., Ltd. (*6)
Dongwoo C & C Co., Ltd. (*3)	Construction	24.5	24.5	Korea	—
SJCO Co., Ltd. (*3)	Aggregate transportation and wholesale	28.7	29.7	Korea	—
G2 Collection Co., Ltd. (*3)	Wholesale and retail sales	29.2	29.2	Korea	—
The Base Enterprise Co., Ltd. (*3)	Manufacturing	48.4	48.4	Korea	—
Kyesan Engineering Co., Ltd. (*3)	Construction	23.3	23.3	Korea	—
Good Software Lap Co., Ltd. (*3)	Service	29.4	29.4	Korea	—
QTS Shipping Co., Ltd. (*3)	Complex transportation brokerage	49.8	49.8	Korea	—
DAEA SNC Co., Ltd. (*3)	Wholesale and retail sales	25.5	25.5	Korea	—
Force TEC Co., Ltd.	Manufacturing	25.8	24.5	Korea	2021.9.30 (*5)
PREXCO Co., Ltd. (*3)	Manufacturing	28.1	28.1	Korea	—
JiWon Plating Co., Ltd. (*3)	Plating	20.8	20.8	Korea	—
Youngdong Sea Food Co., Ltd. (*3)	Processed sea food manufacturing	24.5	24.5	Korea	—
KUM HWA Co., Ltd.	Telecommunication equipment retail sales	—	20.1	Korea	2021.9.30 (*5)
Jinmyung Plus Co., Ltd	Manufacturing	—	21.3	Korea	2021.12.31

F-1
20

		Percentage of ownership (%)
Joint ventures and associates (*9)	Main business	December 31, 2020	December 31, 2021	Location	Financial statements as of
W oori bank and Woori Financial Capital Co., Ltd . (*6)
JC Assurance No.2 Private Equity Fund	Other financial services	29.3	24.4	Korea	2021.12.31
Dream Company Growth no.1 PEF	Other financial services	27.8	27.8	Korea	2021.12.31
HMS-Oriens 1st Fund	Other financial services	22.8	22.8	Korea	2021.12.31
Woori G Senior Loan Private Placement Investment Trust No.1	Collective investment business	21.7	21.7	Korea	2021.12.31
Genesis Eco No.1 Private Equity Fund	Other financial services	—	29.0	Korea	2021.12.31
Paratus Woori Material Component Equipment joint venture company	Other financial services	—	29.9	Korea	2021.9.30 (*5)
Midas No. 8 Private Equity Joint Venture Company	Other financial services	—	28.5	Korea	2021.12.31
Woori Bank and Woori Investment Bank Co., Ltd. (*6)
PCC-Woori LP Secondary Fund	Other financial services	38.8	38.8	Korea	2021.12.31
Woori bank and Woori Asset Management Co., Ltd. (*6)
Woori High Plus Short-term High Graded ESG Bond Sec Feeder Inv Trust 1	Collective investment business	23.3	27.5	Korea	2021.12.31
Woori Bank and Woori Private Equity Asset Management Co., Ltd. (*6)
Woori-Q Corporate Restructuring Private Equity Fund	Other financial services	38.4	38.1	Korea	2021.12.31
Woori Bank, Woori Financial Capital Co., Ltd., Woori Investment Bank Co., Ltd. and Woori Private Equity Asset Management Co., Ltd. (*6)
Woori-Shinyoung Growth-Cap Private Equity Fund I	Other financial services	35.0	35.0	Korea	2021.12.31

(*1)	Most of the significant business transactions of associates are with the Group as of December 31, 2020 and 2021.
(*2)	The Group can participate in decision-making body and exercise significant influence over financial policies and operational policies decision making of the associates.
(*3)	There is no investment balance as of December 31, 2020 and 2021.
(*4)	Registration was closed and excluded from associates for the year ended December 31, 2021.
(*5)
The equity method was applied using the most recent financial statements available from the settlement date because no financial statements were available at the end of December and the significant transactions or events that occurred between the end of the reporting period of the associate and the end of the reporting period of the subsidiary were duly reflected.

(*6)	Two or more subsidiaries may invest or operate to exert significant influence on the decision-making process for activities related to the investee.
(*7)	The Group can participate as a co-operator to exert significant influence.
(*8)	Due to the failure of associates to participate in the capital increase with consideration, the percentage of ownership decreased, for the year ended December 31, 2021.
(*9)
WooriG Oncorp Corporate support of Major Industry General Type Private Placement Investment Trust (Type 2) and other 16 joint ventures and associates can exercise significant influence but was classified as an item measured at fair value through profit or loss.

(*10)	Due to loss of significant influence during the year, it has been classified as a financial asset measured at fair value through profit or loss
(*11)	It was fully repaid and excluded from associates for the year ended December 31, 2021.

F-1
21

(2)	Changes in the carrying value of investments in associates accounted for using the equity method of accounting are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2019
	Acquisition cost	January 1, 2019	Share of profits (losses)	Acquisition	Disposal/ Reclassification	Dividends	Change in capital	December 31, 2019
W Service Networks Co., Ltd.	108	157	31	—	—	(2)	—	186
Korea Credit Bureau Co., Ltd.	3,313	6,790	190	—	—	(135)	—	6,845
Korea Finance Security Co., Ltd.	3,267	3,456	(169)	—	—	—	—	3,287
Chin Hung International Inc.	130,779	44,741	6,426	—	—	—	9	51,176
Saman Corporation	8,521	1,014	(198)	—	—	—	33	849
Woori Growth Partnerships New Technology Private Equity Fund	18,666	25,091	1,466	309	(7,490)	(164)	—	19,212
2016KIF-IMM Woori Bank Technology Venture Fund	12,385	15,300	1,193	—	(2,615)	—	1,263	15,141
K BANK Co., Ltd.	73,150	43,709	(18,233)	5,807	—	—	(29)	31,254
Smart Private Equity Fund No.2	2,915	2,890	(41)	—	(85)	—	—	2,764
Woori Bank-Company K Korea Movie Asset Fund	3,000	2,700	623	—	—	—	—	3,323
Well to Sea No.3 Private Equity Fund	101,483	197,393	30,343	—	—	(18,836)	123	209,023
Partner One Value Up I Private Equity Fund	10,000	9,948	(40)	—	—	—	—	9,908
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership	4,576	4,426	—	150	—	—	—	4,576
Crevisse Raim Impact 1st Startup Venture Specialist Private Equity Fund	4,375	3,025	—	1,350	—	—	—	4,375
Woori-Shinyoung Growth-Cap Private Equity Fund I	12,665	—	(824)	12,665	—	—	—	11,841
LOTTE CARD Co.,Ltd	346,000	—	63,444	346,000	—	—	—	409,444
Woori-Q Corporate Restructuring Private Equity Fund	6,129	—	(83)	6,129	—	—	—	6,046
PCC-Woori LP Secondary Fund	2,525	—	—	2,525	—	—	—	2,525
Nomura-Rifa Private Real Estate Investment Trust No.17	1,000	787	(136)	—	(651)	—	—	—
Woori Hanhwa Eureka Private Equity Fund	350	339	3	—	—	—	—	342
Godo Kaisha Oceanos 1	10,870	—	2	10,870	(15)	(105)	200	10,952
Japanese Hotel Real Estate Private Equity Fund 2	3,291	—	—	3,291	—	—	—	3,291

	759,368	361,766	83,997	389,096	(10,856)	(19,242)	1,599	806,360

F-1
22

	For the year ended December 31, 2020
	Acquisition cost	January 1, 2020	Share of profits (losses)	Acquisition	Disposal/ Reclassification	Dividends	Business combination	Change in capital	December 31, 2020
W Service Networks Co., Ltd.	108	186	7	—	—	(3)	—	1	191
Korea Credit Bureau Co., Ltd.	3,313	6,845	1,370	—	—	(90)	—	—	8,125
Korea Finance Security Co., Ltd.	3,267	3,287	(221)	—	—	—	—	—	3,066
Chin Hung International Inc.	—	51,176	(742)	—	(50,411)	—	—	(23)	—
Saman Corporation	—	849	(432)	—	(466)	—	—	49	—
Woori Growth Partnerships New Technology Private Equity Fund	16,938	19,212	(2,240)	—	(1,728)	(212)	—	—	15,032
2016KIF-IMM Woori Bank Technology Venture Fund	11,893	15,141	1,240	—	(492)	(1,088)	—	(1,563)	13,238
K BANK Co., Ltd.	236,232	31,254	(18,334)	163,082	—	—	—	(1,905)	174,097
Smart Private Equity Fund No.2	2,915	2,764	(1,283)	—	—	—	—	—	1,481
Woori Bank-Company K Korea Movie Asset Fund	2,100	3,323	365	—	(900)	—	—	—	2,788
Well to Sea No.3 Private Equity Fund	—	209,023	87,180	—	(117,170)	(178,355)	—	(678)	—
Partner One Value Up I Private Equity Fund	10,000	9,908	(75)	—	—	—	—	(17)	9,816
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership	9,756	4,576	—	5,720	(540)	—	—	—	9,756
Crevisse Raim Impact 1st Startup Venture Specialist Private Equity Fund	4,130	4,375	—	75	(321)	—	—	—	4,129
Woori-Shinyoung Growth-Cap Private Equity Fund I	32,480	11,841	7,366	31,363	(12,124)	(104)	—	—	38,342
LOTTE CARD Co.,Ltd	346,810	409,444	19,692	810	—	(5,710)	—	(1,404)	422,832
Woori-Q Corporate Restructuring Private Equity Fund	23,146	6,046	(159)	17,017	—	—	—	—	22,904
PCC-Woori LP Secondary Fund	7,575	2,525	554	5,049	—	—	—	—	8,128
Force TEC Co., Ltd.	—	—	1,542	—	—	—	—	(1,149)	393
Together-Korea Government Private Pool Private Securities Investment Trust No.3	10,000	—	23	100,000	(90,000)	—	—	—	10,023
Genesis Environmental Energy Company 1st Private Equity Fund	3,738	—	241	4,084	(346)	—	—	—	3,979
Union Technology Finance Investment Association	4,500	—	(15)	4,500	—	—	—	—	4,485
Woori Hanhwa Eureka Private Equity Fund	350	342	61	—	—	—	—	—	403
Godo Kaisha Oceanos 1	10,800	10,952	7	—	—	(850)	—	84	10,193
Japanese Hotel Real Estate Private Equity Fund No.2	3,291	3,291	283	—	—	(154)	—	(186)	3,234
Woori High plus G.B. Securities Feeder Fund1(G.B.)	6,000	—	49	6,141	—	—	—	(114)	6,076
WooriG Senior Loan General Type Private Investment Trust No.1	51,959	—	343	51,959	—	(257)	—	—	52,045
Woori G Clean Energy No.1	1,015	—	9	1,015	—	—	—	—	1,024
Woori Goseong Power EBL Private Special Asset Fund	14,915	—	611	14,915	—	(408)	—	—	15,118
Woori Seoul Beltway Private Special Asset Fund No.1	5,590	—	97	5,591	—	(75)	—	—	5,613
WOORI TAERIM 1st Fund	1,100	—	(6)	—	—	—	289	—	283

F-1
23

	For the year ended December 31, 2020
	Acquisition cost	January 1, 2020	Share of profits (losses)	Acquisition	Disposal/ Reclassification	Dividends	Business combination	Change in capital	December 31, 2020
Portone-Cape Fund No.1	1,000	—	—	—	—	—	960	—	960
KIWOOM WOORI Financial 1st Investment Fund	1,000	—	(6)	1,000	—	—	—	—	994
Woori FirstValue Private Real Estate Fund No.2	9,000	—	1,184	—	—	—	—	946	2,130
Woori Star50 Master Fund ClassC-F	200	—	(16)	200	—	—	—	—	184
JC Assurance No.2 Private Equity Fund	29,050	—	—	29,050	—	—	—	—	29,050
Dream Company Growth no.1 PEF	7,705	—	—	7,705	—	—	—	—	7,705
HMS-Oriens 1st Fund	12,000	—	—	12,000	—	—	—	—	12,000
Woori High Plus Short-term High Graded ESG Bond Sec Feeder Inv Trust 1	91,092	—	2,382	91,092	—	—	—	—	93,474

	974,968	806,360	101,077	552,368	(274,498)	(187,306)	1,249	(5,959)	993,291

F-12
4

	For the year ended December 31, 2021
	Acquisition cost	January 1, 2021	Share of profits (losses) and others	Acquisition	Disposal/ Reclassification	Dividends	Change in capital	December 31, 2021
W Service Networks Co., Ltd.	108	191	(4)	—	—	(4)	—	183
Korea Credit Bureau Co., Ltd.	3,313	8,125	1,388	—	—	(90)	—	9,423
Korea Finance Security Co., Ltd.	3,267	3,066	35	—	—	—	—	3,101
Woori Growth Partnerships New Technology Private Equity Fund	14,991	15,032	(637)	—	(1,947)	—	—	12,448
2016KIF-IMM Woori Bank Technology Venture Fund	8,396	13,238	3,520	—	(3,497)	(631)	—	12,630
K BANK Co., Ltd. (*1)	236,232	174,097	67,553	—	—	—	(2,157)	239,493
Smart Private Equity Fund No.2	—	1,481	(797)	—	(684)	—	—	—
Woori Bank-Company K Korea Movie Asset Fund	—	2,788	137	—	(2,100)	(480)	—	345
Partner One Value Up I Private Equity Fund	5,039	9,816	2,521	—	(4,961)	(800)	—	6,576
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership	9,736	9,756	1,417	5,040	(5,060)	—	—	11,153
Crevisse Raim Impact 1st Startup Venture Specialist Private Equity Fund	4,255	4,129	—	125	—	—	—	4,254
LOTTE CARD Co.,Ltd.	346,810	422,832	39,301	—	—	(10,374)	6,536	458,295
Together-Korea Government Private Pool Private Securities Investment Trust No. 3	10,000	10,023	47	—	—	—	—	10,070
Genesis Environmental Energy Company 1st Private Equity Fund	3,738	3,979	147	—	—	—	—	4,126
Union Technology Finance Investment Association	12,750	4,485	(347)	8,250	—	—	—	12,388
Dicustody Co., Ltd.	1	—	—	1	—	—	—	1
Japanese Hotel Real Estate Private Equity Fund No.2	3,291	3,234	237	—	—	(201)	(74)	3,196
Woori G Clean Energy No.1	—	1,024	—	1,462	(2,338)	(148)	—	—
Woori Goseong Power EBL Private Special Asset Fund	—	15,118	227	—	(15,118)	(370)	143	—
Woori Seoul Beltway Private Special Asset Fund No.1	7,513	5,613	124	1,935	—	(121)	—	7,551
Woori Corporate Private Securities Fund 1 (Bond)	—	—	—	10,000	(10,000)	—	—	—
Woori G Star Private Placement Investment Trust No.33 [FI]	—	—	—	20,000	(20,000)	—	—	—
Woori Multi-Return Securities Investment Trust 3 (Balanced Bond)	10,000	—	23	10,000	—	—	—	10,023
Woori Short-term Bond Securities Investment Trust(Bond) ClassC-F	150,000	—	1,822	150,000	—	—	—	151,822
WOORI TAERIM 1st Fund	1,100	283	708	—	—	—	—	991
Portone-Cape Fund No.1	340	960	189	—	(660)	—	—	489
KIWOOM WOORI Financial 1st Investment Fund	1,000	994	(21)	—	—	—	—	973
DeepDive WOORI 2021-1 Financial Investment Fund	1,000	—	(7)	1,000	—	—	—	993
Darwin Green Packaging Private Equity Fund	4,000	—	(43)	4,000	—	—	—	3,957
Woori FirstValue Private Real Estate Fund No.2	9,000	2,130	(637)	—	—	(730)	—	763
WooriG Real Infrastructure Blind General Type Private Placement Investment Trust	100	—	—	100	—	—	—	100
Woori High plus G.B. Securities Feeder Fund1(G.B.)	—	6,076	—	—	(6,076)	—	—	—
Woori Star50 Master Fund ClassC-F	—	184	(4)	—	(180)	—	—	—

F-12
5

	For the year ended December 31, 2021
	Acquisition cost	January 1, 2021	Share of profits (losses) and others	Acquisition	Disposal/ Reclassification	Dividends	Change in capital	December 31, 2021
Woori Hanhwa Eureka Private Equity Fund	164	403	138	—	(214)	—	—	327
Aarden Woori Apparel 1st Private Equity Fund	100	—	(1)	100	—	—	—	99
Godo Kaisha Oceanos 1	10,800	10,193	127	—	—	(370)	(45)	9,905
Woori Zip 1	10,143	—	(26)	16,380	(6,237)	—	379	10,496
Woori Zip 2	14,254	—	(50)	22,883	(8,628)	—	527	14,732
Force TEC Co., Ltd. (*2)	—	393	(393)	—	—	—	—	—
KUM HWA Co., Ltd. (*2)	—	—	—	—	—	—	—	—
JINMYUNGPLUS CO.,LTD.	—	—	—	—	—	—	—	—
JC Assurance No.2 Private Equity Fund	29,349	29,050	(11,621)	299	—	—	—	17,728
Dream Company Growth no.1 PEF	7,706	7,705	680	—	—	(471)	—	7,914
HMS-Oriens 1st Fund	12,000	12,000	7	—	—	—	—	12,007
WooriG Senior Loan General Type Private Investment Trust No.1	87,382	52,045	2,959	38,757	(3,060)	(2,672)	—	88,029
Genesis Eco No.1 Private Equity Fund	11,805	—	(685)	11,805	—	—	—	11,120
Paratus Woori Material Component Equipment joint venture company	17,700	—	(207)	17,700	—	—	—	17,493
Midas No. 8 Private Equity Joint Venture Company	19,000	—	(32)	19,000	—	—	—	18,968
PCC-Woori LP Secondary Fund	10,100	8,128	1,697	2,525	—	—	—	12,350
Woori High Plus Short-term High Graded ESG Bond Sec Feeder Inv Trust 1	70,988	93,474	921	20,765	(38,870)	(2,503)	—	73,787
Woori-Q Corporate Restructuring Private Equity Fund	45,394	22,904	1,002	25,246	(2,997)	—	—	46,155
Woori-Shinyoung Growth-Cap Private Equity Fund I	17,218	38,342	20,813	12,799	(32,415)	(10,826)	—	28,713

	1,210,083	993,291	132,228	400,172	(165,042)	(30,791)	5,309	1,335,167

(*1)	Included 70,120 million Won of deemed gain on disposal in accordance with the decrease in percentage of ownership from disproportionate contribution for the year ended December 31, 2021.
(*2)	As a result of discontinuation of the equity method, related companies’ losses amount not recognized is 797 million Won for Force TEC Co., Ltd. and 2 million Won for KUM HWA Co., Ltd.

F-12
6

(3)	Summary financial information relating to investments in associates accounted for using the equity method of accounting is as follows (Unit: Korean Won in millions):

	December 31, 2020
	Assets	Liabilities	Operating revenue	Net income (loss)	Other comprehensive income(loss)	Total comprehensive income(loss)
W Service Networks Co., Ltd.	6,305	2,448	18,525	1,197	—	1,197
Korea Credit Bureau Co., Ltd.	117,077	37,599	107,810	13,391	—	13,391
Korea Finance Security Co., Ltd.	36,978	16,536	60,599	(1,985)	—	(1,985)
Woori Growth Partnerships New Technology Private Equity Fund	65,390	252	1,589	(9,601)	—	(9,601)
2016KIF-IMM Woori Bank Technology Venture Fund	64,109	1,198	7,425	6,201	—	6,201
K BANK Co., Ltd.	4,040,051	3,530,074	68,144	(83,989)	(1,354)	(85,343)
Smart Private Equity Fund No.2	13,667	51	1	(204)	—	(204)
Woori Bank-Company K Korea Movie Asset Fund	11,273	119	1,926	1,461	—	1,461
Well to Sea No.3 Private Equity Fund	22,001	3,102	610,535	16,061	3,976	20,037
Partner One Value Up I Private Equity Fund	42,205	—	308	(329)	—	(329)
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership	46,542	655	1,024	(411)	—	(411)
Crevisse Raim Impact 1st Startup Venture Specialist Private Equity Fund	15,747	—	284	(85)	—	(85)
LOTTE CARD Co.,Ltd (*)	14,578,716	12,238,805	1,255,593	78,781	(9,040)	69,741
Together-Korea Government Private Pool Private Securities Investment Trust No.3	10,025	1	187	23	—	23
Genesis Environmental Energy Company 1st Private Equity Fund	16,192	118	1,400	974	—	974
Union Technology Finance Investment Association	15,151	51	1	(50)	—	(50)
Japanese Hotel Real Estate Private Equity Fund No.2	16,293	15	1,359	1,271	(940)	331
Woori G Clean Energy No.1	3,496	1	33	32	—	32
Woori Goseong Power EBL Private Special Asset Fund	90,728	21	3,060	2,969	—	2,969
Woori Seoul Beltway Private Special Asset Fund No.1	22,452	1	352	323	—	323
WOORI TAERIM 1st Fund	1,192	86	—	(22)	—	(22)
Portone-Cape Fund No.1	4,800	—	—	—	—	—
KIWOOM WOORI Financial 1st Investment Fund	10,986	57	—	(71)	—	(71)
Woori FirstValue Private Real Estate Fund No.2	20,220	2,467	9	(9)	—	(9)
Woori High plus G.B. Securities Feeder Fund1(G.B.)	27,870	—	148	148	—	148
Woori Star50 Master Fund ClassC-F	1,011	246	11	11	—	11
Woori Hanhwa Eureka Private Equity Fund	50,382	235	8,150	7,676	—	7,676
Godo Kaisha Oceanos 1	66,793	45,472	1,425	14	—	14
Force TEC Co., Ltd.	47,077	45,552	25,914	(415)	(2,745)	(3,160)

F-12
7

	December 31, 2020
	Assets	Liabilities	Operating revenue	Net income (loss)	Other comprehensive income(loss)	Total comprehensive income(loss)
JC Assurance No.2 Private Equity Fund	98,431	13	—	(732)	—	(732)
Dream Company Growth no.1 PEF	28,727	43	—	(116)	—	(116)
HMS-Oriens 1st Fund	52,685	53	90	20	—	20
WooriG Senior Loan General Type Private Investment Trust No.1	240,414	15	1,721	1,584	—	1,584
PCC-Woori LP Secondary Fund	20,927	4	2,082	1,425	—	1,425
Woori High Plus Short-term High Graded ESG Bond Sec Feeder Inv Trust 1	402,015	—	10,727	10,727	—	10,727
Woori-Q Corporate Restructuring Private Equity Fund	58,355	433	206	(1,590)	—	(1,590)
Woori-Shinyoung Growth-Cap Private Equity Fund I	110,452	825	23,875	21,106	—	21,106

(*)	The amount is after reflecting the fair value adjustment that occurred when acquiring the shares and the adjustments that occurred by difference of accounting policies with the Group.

	December 31, 2021
	Assets	Liabilities	Operating revenue	Net income (loss)	Other comprehensive income(loss)	Total comprehensive income(loss)
W Service Networks Co., Ltd.	6,208	2,504	17,019	840	—	840
Korea Credit Bureau Co., Ltd.	113,859	21,284	127,751	20,486	—	20,486
Korea Finance Security Co., Ltd.	34,957	14,286	57,462	249	—	249
Woori Growth Partnerships New Technology Private Equity Fund	54,173	231	3,807	(2,228)	—	(2,228)
2016KIF-IMM Woori Bank Technology Venture Fund	63,983	837	23,010	21,119	—	21,119
K BANK Co., Ltd.	14,021,789	12,291,131	250,502	19,348	(32,072)	(12,724)
Woori Bank-Company K Korea Movie Asset Fund	1,383	2	1,075	543	—	543
Partner One Value Up I Private Equity Fund	28,273	—	11,972	10,914	—	10,914
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership	56,363	597	11,422	10,077	—	10,077
Crevisse Raim Impact 1st Startup Venture Specialist Private Equity Fund	15,799	5	—	(332)	—	(332)
LOTTE CARD Co.,Ltd ( *)	15,980,312	13,460,156	1,499,867	184,919	25,612	210,531
Together-Korea Government Private Pool Private Securities Investment Trust No. 3	10,073	1	41	37	—	37
Genesis Environmental Energy Company 1st Private Equity Fund	20,610	3,941	11,347	694	—	694
Union Technology Finance Investment Association	41,996	290	13	(1,168)	—	(1,168)
Dicustody Co., Ltd.	98	—	—	(2)	—	(2)
Japanese Hotel Real Estate Private Equity Fund No.2	16,104	14	911	1,196	(373)	823
Woori Seoul Beltway Private Special Asset Fund No.1	30,206	1	536	500	—	500

F-12
8

	December 31, 2021
	Assets	Liabilities	Operating revenue	Net income (loss)	Other comprehensive income(loss)	Total comprehensive income(loss)
Woori Multi-Return Securities Investment Trust 3 (Balanced Bond)	101,644	51,530	5	2	—	2
Woori Short-term Bond Securities Investment Trust(Bond) ClassC-F	1,209,228	158,524	89	79	—	79
WOORI TAERIM 1st Fund	4,047	172	—	2,770	—	2,770
Portone-Cape Fund No.1	2,447	—	1,050	947	—	947
KIWOOM WOORI Financial 1st Investment Fund	10,818	111	1	(221)	—	(221)
DeepDive WOORI 2021-1 Financial Investment Fund	8,340	—	—	(60)	—	(60)
Darwin Green Packaging Private Equity Fund	19,387	—	—	(213)	—	(213)
Woori FirstValue Private Real Estate Fund No.2	69,672	63,309	—	(5,303)	—	(5,303)
WooriG Real Infrastructure Blind General Type Private Placement Investment Trust	35,796	1	(34)	(35)	—	(35)
Woori Hanhwa Eureka Private Equity Fund	40,817	133	20,193	19,821	—	19,821
Aarden Woori Apparel 1st Private Equity Fund	21,075	89	—	(214)	—	(214)
Godo Kaisha Oceanos 1	66,087	45,367	3,141	267	—	267
Woori Zip 1	52,259	35,833	1,106	(26)	—	(26)
Woori Zip 2	74,033	50,951	1,536	(50)	—	(50)
Force TEC Co., Ltd.	11,904	23,508	20,941	(9,188)	—	(9,188)
KUM HWA Co., Ltd.	20	176	58	(10)	—	(10)
JINMYUNGPLUS CO.,LTD.	568	445	209	5	—	5
JC Assurance No.2 Private Equity Fund	118,397	—	—	(1,040)	—	(1,040)
Dream Company Growth no.1 PEF	28,533	44	—	1,500	—	1,500
HMS-Oriens 1st Fund	52,659	28	2,750	2,179	—	2,179
Woori G Senior Loan Private Placement Investment Trust No.1	406,634	25	14,553	13,669	—	13,669
Genesis Eco No.1 Private Equity Fund	38,369	4	308	(377)	—	(377)
Paratus Woori Material Component Equipment joint venture company	58,507	—	7	(693)	—	(693)
Midas No. 8 Private Equity Joint Venture Company	66,699	112	1	(113)	—	(113)
PCC-Woori LP Secondary Fund	31,585	—	5,720	4,162	—	4,162
Woori High Plus Short-term High Graded ESG Bond Sec Feeder Inv Trust 1	257,891	—	3,239	3,239	—	3,239
Woori-Q Corporate Restructuring Private Equity Fund	121,057	555	327	(1,547)	—	(1,547)
Woori-Shinyoung Growth-Cap Private Equity Fund I	82,087	314	83,143	81,550	—	81,550

(*)	The amount is after reflecting the fair value adjustment that occurred when acquiring the shares and the adjustments that occurred by difference of accounting policies with the Group.

9

(4)	The entities that the Group has not applied equity method of accounting although the Group’s ownership interest is more than 20% as of December 31, 2020 and 2021 are as follows:

	December 31, 2020
Associate (*)	Number of shares owned	Ownership (%)
Orient Shipyard Co., Ltd. (*)	464,812	21.4
Yuil PESC Co., Ltd. (*)	8,642	24.0
CL Tech Co., Ltd. (*)	13,759	38.6

(*)
Although the Group’s ownership interest of the entity is more than 20%, the Group does not have significant influence over the entity since it is going through work-out
process under receivership, thus it is excluded from the investment in joint ventures and associates.

	December 31, 2021
Associate (*)	Number of shares owned	Ownership (%)
Orient Shipyard Co., Ltd. (*)	464,812	21.4
Yuil PESC Co., Ltd. (*)	8,642	24.0
CL Tech Co., Ltd. (*)	13,759	38.6
S.WIN Co., Ltd. (*)	20,301	20.0

(*)
Although the Group’s ownership interest of the entity is more than 20%, the Group does not have significant influence over the entity since it is going through work-out
process under receivership, thus it is excluded from the investment in joint ventures and associates.

(5)
As of December 31, 2019,

2020 and 2021, the reconciliations from the net assets of the associates to the book value of the shares of the investment in joint ventures and associates are as follows (Unit: Korean Won in millions except for ownership):

	December 31, 2019
	Total net asset	Ownership (%)	Ownership portion of net assets	Basis difference	Impairment	Intercompany transaction	Book value
W Service Networks Co., Ltd.	3,773	4.9	186	—	—	—	186
Korea Credit Bureau Co., Ltd.	66,566	9.9	6,597	246	—	2	6,845
Korea Finance Security Co., Ltd.	21,914	15.0	3,287	—	—	—	3,287
Chin Hung International Inc. (*1)	105,383	25.3	26,646	24,565	—	(35)	51,176
Saman Corporation (*2)	26,022	9.2	2,391	5,373	(6,915)	—	849
Woori Growth Partnerships New Technology Private Equity Fund	83,253	23.1	19,215	—	—	(3)	19,212
2016KIF-IMM Woori Bank Technology Venture Fund	72,425	20.0	14,485	—	—	656	15,141
K BANK Co., Ltd. (*1)(*2)	215,800	14.5	31,248	3,634	(3,634)	6	31,254
Smart Private Equity Fund No.2	13,821	20.0	2,764	—	—	—	2,764
Woori Bank-Company K Korea Movie Asset Fund	13,292	25.0	3,323	—	—	—	3,323
Well to Sea No.3 Private Equity Fund (*1)	418,250	50.0	209,041	—	—	(18)	209,023
Partner One Value Up 1st Private Equity Fund	42,602	23.3	9,909	—	—	(1)	9,908
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership	20,517	20.0	4,103	—	—	473	4,576
Crevisse Raim Impact 1st Startup Venture Specialist Private Equity Fund	16,815	25.0	4,204	—	—	171	4,375
Woori-Shinyoung Growth-Cap Private Equity Fund I	37,022	31.9	11,841	—	—	—	11,841
LOTTE CARD Co., Ltd (*1)	2,047,220	20.0	409,444	—	—	—	409,444

F-1
30

	December 31, 2019
	Total net asset	Ownership (%)	Ownership portion of net assets	Basis difference	Impairment	Intercompany transaction	Book value
Woori-Q Corporate Restructuring Private Equity Fund	15,152	38.4	5,813	—	—	233	6,046
PCC-Woori LP Secondary Fund	6,498	38.8	2,524	—	—	1	2,525
Woori Hanhwa Eureka Private Equity Fund	41,714	0.8	342	—	—	—	342
Godo Kaisha Oceanos 1	22,909	47.8	10,952	—	—	—	10,952
Japanese Hotel Real Estate Private Equity Fund No.2	16,555	19.9	3,291	—	—	—	3,291

(*1)	The net asset equity amount is after the debt-for-equity swap, non-controlling etc.
(*2)	As a result of conducting an impairment test on the investment stocks of the related companies, the recoverable value was less than the carrying amount and thus the impairment loss was recognized.

	December 31, 2020
	Total net asset	Ownership (%)	Ownership portion of net assets	Basis difference	Impairment	Intercompany transaction	Book value
W Service Networks Co., Ltd.	3,857	4.9	191	—	—	—	191
Korea Credit Bureau Co., Ltd.	79,478	9.9	7,876	246	—	3	8,125
Korea Finance Security Co., Ltd.	20,442	15.0	3,066	—	—	—	3,066
Woori Growth Partnerships New Technology Private Equity Fund	65,138	23.1	15,034	—	—	(2)	15,032
2016KIF-IMM Woori Bank Technology Venture Fund	62,911	20.0	12,582	—	—	656	13,238
K BANK Co., Ltd. (*1)(*2)	509,978	26.2	133,614	44,117	(3,634)	—	174,097
Smart Private Equity Fund No.2 (*2)	13,616	20.0	2,723	—	(1,242)	—	1,481
Woori Bank-Company K Korea Movie Asset Fund	11,154	25.0	2,788	—	—	—	2,788
Well to Sea No.3 Private Equity Fund (*3)	18,899	50.0	—	—	—	—	—
Partner One Value Up Ist Private Equity Fund	42,205	23.3	9,817	—	—	(1)	9,816
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership	45,888	20.0	9,178	—	—	578	9,756
Crevisse Raim Impact 1st Startup Venture Specialist Private Equity Fund	15,747	25.0	3,937	—	—	192	4,129
Woori-Shinyoung Growth-Cap Private Equity Fund I	109,627	35.0	38,342	—	—	—	38,342
LOTTE CARD Co., Ltd (*1)	2,114,159	20.0	422,832	—	—	—	422,832
Woori-Q Corporate Restructuring Private Equity Fund	57,922	38.4	22,220	—	—	684	22,904
PCC-Woori LP Secondary Fund	20,923	38.8	8,126	—	—	2	8,128
Force TEC	1,526	25.8	393	—	—	—	393
Together-Korea Government Private Pool Private Securities Investment Trust No.3	10,024	100.0	10,024	—	—	(1)	10,023
Genesis Environmental Energy Company 1st Private Equity Fund	16,074	24.8	3,979	—	—	—	3,979
Union Technology Finance Investment Association	15,100	29.7	4,485	—	—	—	4,485
Woori Hanhwa Eureka Private Equity Fund	50,147	0.8	403	—	—	—	403
Godo Kaisha Oceanos 1	21,321	47.8	10,193	—	—	—	10,193
Japanese Hotel Real Estate Private Equity Fund No.2	16,278	19.9	3,234	—	—	—	3,234
Woori High plus G.B. Securities Feeder Fund1(G.B.)	27,870	21.8	6,076	—	—	—	6,076

F-1
31

	December 31, 2020
	Total net asset	Ownership (%)	Ownership portion of net assets	Basis difference	Impairment	Intercompany transaction	Book value
Woori G Senior Loan General Type Private Investment Trust No.1	240,399	21.7	52,045	—	—	—	52,045
Woori G Clean Energy No.1	3,495	29.3	1,024	—	—	—	1,024
Woori Goseong Power EBL Private Special Asset Fund	90,707	16.7	15,118	—	—	—	15,118
Woori Seoul Beltway Private Special Asset Fund No.1	22,451	25.0	5,613	—	—	—	5,613
WOORI TAERIM 1st Fund	1,106	25.6	283	—	—	—	283
Portone-Cape Fund No.1	4,800	20.0	960	—	—	—	960
KIWOOM WOORI Financial 1st Investment Fund	10,929	9.1	994	—	—	—	994
Woori FirstValue Private Real Estate Fund No.2	17,753	12.0	2,130	—	—	—	2,130
Woori Star50 Master Fund ClassC-F	765	24.5	184	—	—	—	184
JC Assurance No.2 Private Equity Fund	98,418	29.3	29,050	—	—	—	29,050
Dream Company Growth no.1 PEF	28,684	27.8	7,705	—	—	—	7,705
HMS-Oriens 1st Fund	52,632	22.8	12,000	—	—	—	12,000
Woori High Plus Short-term High Graded ESG Bond Sec Feeder Inv Trust 1	402,015	23.3	93,474	—	—	—	93,474

(*1)	The net asset equity amount is after the debt-for-equity swap, non-controlling etc.
(*2)	As a result of conducting an impairment test on the investment stocks of the related companies, the recoverable value was less than the carrying amount and thus the impairment loss was recognized.
(*3)	The estimated recoverable amount of 15,687 million Won at the time of liquidation was classified as receivable.

	December 31, 2021
	Total net asset	Ownership (%)	Ownership portion of net assets	Basis difference	Impairment	Intercompany transaction	Book value
W Service Networks Co., Ltd.	3,704	4.9	183	—	—	—	183
Korea Credit Bureau Co., Ltd.	92,575	9.9	9,177	246	—	—	9,423
Korea Finance Security Co., Ltd.	20,671	15.0	3,101	—	—	—	3,101
Woori Growth Partnerships New Technology Private Equity Fund	53,942	23.1	12,448	—	—	—	12,448
2016KIF-IMM Woori Bank Technology Venture Fund	63,146	20.0	12,630	—	—	—	12,630
K BANK Co., Ltd. (*)	1,730,307	12.6	217,599	21,894	—	—	239,493
Woori Bank-Company K Korea Movie Asset Fund	1,381	25.0	345	—	—	—	345
Partner One Value Up 1st Private Equity Fund	28,273	23.3	6,576	—	—	—	6,576
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership	55,767	20.0	11,153	—	—	—	11,153
Crevisse Raim Impact 1st Startup Venture Specialist Private Equity Fund	15,794	25.0	3,949	—	—	305	4,254
LOTTE CARD Co., Ltd (*1)	2,291,474	20.0	458,295	—	—	—	458,295
Together-Korea Government Private Pool Private Securities Investment Trust No.3	10,071	100.0	10,070	—	—	—	10,070
Genesis Environmental Energy Company 1st Private Equity Fund	16,669	24.8	4,126	—	—	—	4,126
Union Technology Finance Investment Association	41,706	29.7	12,388	—	—	—	12,388
Dicustody Co., Ltd.	98	1.0	1	—	—	—	1

F-1
32

	December 31, 2021
	Total net asset	Ownership (%)	Ownership portion of net assets	Basis difference	Impairment	Intercompany transaction	Book value
Japanese Hotel Real Estate Private Equity Fund No.2	16,090	19.9	3,196	—	—	—	3,196
Woori Seoul Beltway Private Special Asset Fund No.1	30,205	25.0	7,551	—	—	—	7,551
Woori Multi Return Private Securities Investment Trust 3(Balanced Bond)	50,114	20.0	10,023	—	—	—	10,023
Woori Short-term Bond Securities Investment Trust (Bond) ClassC-F	1,050,704	14.5	151,822	—	—	—	151,822
WOORI TAERIM 1st Fund	3,875	25.6	991	—	—	—	991
Portone-Cape Fund No.1	2,447	20.0	489	—	—	—	489
KIWOOM WOORI Financial 1st Investment Fund	10,707	9.1	973	—	—	—	973
DeepDive WOORI 2021-1 Financial Investment Fund	8,340	11.9	993	—	—	—	993
Darwin Green Packaging Private Equity Fund	19,387	20.4	3,957	—	—	—	3,957
Woori FirstValue Private Real Estate Fund No.2	6,363	12.0	763	—	—	—	763
WooriG Real Infrastructure Blind General Type Private Placement Investment Trust	35,795	0.3	100	—	—	—	100
Woori Hanhwa Eureka Private Equity Fund	40,684	0.8	327	—	—	—	327
Aarden Woori Apparel 1st Private Equity Fund	20,986	0.5	99	—	—	—	99
Godo Kaisha Oceanos 1	20,720	47.8	9,905	—	—	—	9,905
Woori Zip 1	16,426	63.9	10,496	—	—	—	10,496
Woori Zip 2	23,082	63.8	14,732	—	—	—	14,732
Force TEC	(11,604)	24.5	(2,843)	—	—	2,843	—
KUM HWA Co., Ltd.	(156)	20.1	(31)	—	—	31	—
JINMYUNGPLUS CO.,LTD.	123	21.3	25	—	—	(25)	—
JC Assurance No.2 Private Equity Fund	118,397	24.4	29,349	—	(11,621)	—	17,728
Dream Company Growth no.1 PEF	28,489	27.8	7,914	—	—	—	7,914
HMS-Oriens 1st Fund	52,631	22.8	12,007	—	—	—	12,007
WooriG Senior Loan General Type Private Investment Trust No.1	406,609	21.7	88,029	—	—	—	88,029
Genesis Eco No.1 Private Equity Fund	38,365	29.0	11,120	—	—	—	11,120
Paratus Woori Material Component Equipment joint venture company	58,507	29.9	17,493	—	—	—	17,493
Midas No. 8 Private Equity Joint Venture Company	66,587	28.5	18,968	—	—	—	18,968
PCC-Woori LP Secondary Fund	31,585	38.8	12,350	—	—	—	12,350
Woori High Plus Short-term High Graded ESG Bond Sec Feeder Inv Trust 1	257,891	27.5	73,787	—	—	—	73,787
Woori-Q Corporate Restructuring Private Equity Fund	120,502	38.1	46,155	—	—	—	46,155
Woori-Shinyoung Growth-Cap Private Equity Fund I	81,773	35.0	28,713	—	—	—	28,713

(*)	The net asset equity amount is after the debt-for-equity swap, non-controlling etc.

F-1
33

14.	INVESTMENT PROPERTIES

(1)	Details of investment properties are as follows (Unit: Korean Won in millions):

	December 31, 2020	December 31, 2021
Acquisition cost	409,702	415,163
Accumulated depreciation	(22,152)	(25,582)
Accumulated impairment losses	(86)	(86)

Net carrying value	387,464	389,495

(2)	Changes in investment properties are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2019	2020	2021
Beginning balance (*)	178,910	280,239	387,464
Acquisition	70,346	76,588	—
Disposal	(193)	(353)	—
Depreciation	(2,225)	(2,689)	(2,809)
Transfer	32,394	30,431	6,095
Foreign currencies translation adjustments	402	267	(1,255)
Business combination	—	10,557	—
Others	605	(7,576)	—

Ending balance	280,239	387,464	389,495

(*)
199,286 million Won was deducted from the beginning net carrying amount for the year 2019, as it was reclassified from the investment properties to premises and equipment in the beginning of the period.

(3)
Fair value of investment properties amounted to 750,659 million Won and 665,710 million Won and as of December 31, 2020 and 2021, respectively. The fair value of investment properties has been assessed on the basis of recent similar real estate market price and officially assessed land price in the area of the investment properties, is classified as level 3 on the fair value hierarchy.

(4)
Rental fee earned from investment properties is amounting to 15,190 million Won and 15,056 million Won for the years ended December 31, 2020 and 2021, respectively. Operating expenses directly related to the investment properties where rental fee was earned is amounting to 2,807 million Won and 2,941 million Won.

(5)	The lease payments expected to be received in the future under lease contracts relating to investment properties as of December 31, 2020 and 2021 are as follows (Unit: Korean Won in millions):

	December 31, 2020	December 31, 2021
Lease payments:
Within a year	11,553	13,769
More than 1 year and within 2 years	8,403	10,770
More than 2 years and within 3 years	7,545	7,743
More than 3 years and within 4 years	7,154	5,009
More than 4 years and within 5 years	4,312	2,953
More than 5 years	2,534	2,603

Total	41,501	42,847

F-13
4

15. PREMISES AND EQUIPMENT

(1)	Details of premises and equipment as of December 31, 2020 and 2021 are as follows (Unit: Korean Won in millions):

	December 31, 2020
	Land	Building	Equipment and vehicles	Leasehold improvement	Construction in progress	Structures	Total
Premises and equipment (owned)	1,726,045	787,040	268,225	50,085	8,246	2	2,839,643
Right-of-use asset	—	435,132	12,423	—	—	—	447,555
Carrying value	1,726,045	1,222,172	280,648	50,085	8,246	2	3,287,198

	December 31, 2021
	Land	Building	Equipment and vehicles	Leasehold improvement	Construction in progress	Structures	Total
Premises and equipment (owned)	1,719,325	756,964	258,361	51,354	3,171	1	2,789,176
Right-of-use asset	—	367,480	18,064	—	—	—	385,544
Carrying value	1,719,325	1,124,444	276,425	51,354	3,171	1	3,174,720

(2)	Details of premises and equipment (owned) as of December 31, 2020 and 2021 are as follows (Unit: Korean Won in millions):

	December 31, 2020
	Land	Building	Equipment and vehicles	Leasehold improvement	Construction in progress	Structures	Total
Acquisition cost	1,726,705	1,076,647	1,142,653	478,290	8,246	20	4,432,561
Accumulated depreciation	—	(289,607)	(874,428)	(428,205)	—	(18)	(1,592,258)
Accumulated impairment losses	(660)	—	—	—	—	—	(660)

Net carrying value	1,726,045	787,040	268,225	50,085	8,246	2	2,839,643

	December 31, 2021
	Land	Building	Equipment and vehicles	Leasehold improvement	Construction in progress	Structures	Total
Acquisition cost	1,719,985	1,076,091	1,156,479	475,195	3,171	20	4,430,941
Accumulated depreciation	—	(319,127)	(898,118)	(423,841)	—	(19)	(1,641,105)
Accumulated impairment losses	(660)	—	—	—	—	—	(660)

Net carrying value	1,719,325	756,964	258,361	51,354	3,171	1	2,789,176

F-13
5

(3)	Details of changes in premises and equipment (owned) are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2019
	Land	Building	Equipment and vehicles	Leasehold improvement	Construction in progress	Structures	Total
Beginning balance	1,481,871	661,912	240,013	57,594	9,099	3	2,450,492
Acquisitions	186,303	87,667	119,474	28,788	7,315	—	429,547
Disposals	(3,015)	(2,245)	(1,203)	(2,738)	—	—	(9,201)
Depreciation	—	(30,766)	(87,453)	(27,134)	—	(1)	(145,354)
Classified as held-for-sale	(21)	(74)	—	—	—	—	(95)
Transfer	93,956	83,260	3,670	912	(14,886)	—	166,912
Foreign currencies translation adjustments	880	801	1,459	609	36	—	3,785
Business combination	1,185	74	926	1	—	—	2,186
Others	—	1,670	1,130	(3,193)	(277)	—	(670)

Ending balance	1,761,159	802,299	278,016	54,839	1,287	2	2,897,602

	For the year ended December 31, 2020
	Land	Building	Equipment and vehicles	Leasehold improvement	Construction in progress	Structures	Total
Beginning balance	1,761,159	802,299	278,016	54,839	1,287	2	2,897,602
Acquisitions	3,787	26,972	84,828	26,124	7,751	—	149,462
Disposals	(8,326)	(1,719)	(605)	(688)	—	—	(11,338)
Depreciation	—	(34,572)	(94,388)	(30,579)	—	—	(159,539)
Transfer	(30,847)	(2,048)	118	—	(118)	—	(32,895)
Foreign currencies translation adjustments	(836)	(882)	(1,849)	(830)	(82)	—	(4,479)
Business combination	1,108	81	2,150	437	—	—	3,776
Others	—	(3,091)	(45)	782	(592)	—	(2,946)

Ending balance	1,726,045	787,040	268,225	50,085	8,246	2	2,839,643

	For the year ended December 31, 2021
	Land	Building	Equipment and vehicles	Leasehold improvement	Construction in progress	Structures	Total
Beginning balance	1,726,045	787,040	268,225	50,085	8,246	2	2,839,643
Acquisitions	—	15,750	68,069	23,347	11,637	—	118,803
Disposals	—	(1,994)	(1,663)	(979)	—	—	(4,636)
Depreciation	—	(33,523)	(93,921)	(22,293)	—	(1)	(149,738)
Classification of assets held for sale	(7,157)	(5,695)	—	—	—	—	(12,852)
Transfer	(3,649)	(2,446)	15,399	—	(15,399)	—	(6,095)
Foreign currencies translation adjustments	991	712	2,868	1,580	153	—	6,304
Others	3,095	(2,880)	(616)	(386)	(1,466)	—	(2,253)

Ending balance	1,719,325	756,964	258,361	51,354	3,171	1	2,789,176

F-13
6

(4)	Details of right-of-use assets as of December 31, 2020 and 2021 are as follows (Unit: Korean Won in millions):

	December 31, 2020
	Building	Equipment and vehicles	Total
Acquisition cost	720,417	28,463	748,880
Accumulated depreciation	(285,285)	(16,040)	(301,325)

Net carrying value	435,132	12,423	447,555

	December 31, 2021
	Building	Equipment and vehicles	Total
Acquisition cost	650,906	30,559	681,465
Accumulated depreciation	(283,426)	(12,495)	(295,921)

Net carrying value	367,480	18,064	385,544

(5)	Details of changes in right-of-use assets for the years ended December 31, 2020 and 2021 are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2020
	Building	Equipment and vehicles	Total
Beginning balance	449,878	17,236	467,114
New contracts	224,494	6,831	231,325
Changes in contract	10,729	32	10,761
Termination	(18,925)	(574)	(19,499)
Depreciation	(224,946)	(11,716)	(236,662)
Business combination	3,210	381	3,591
Others	(9,308)	233	(9,075)

Ending balance	435,132	12,423	447,555

	For the year ended December 31, 2021
	Building	Equipment and vehicles	Total
Beginning balance	435,132	12,423	447,555
New contracts	172,812	16,848	189,660
Changes in contract	9,064	225	9,289
Termination	(46,563)	(1,742)	(48,305)
Depreciation	(228,403)	(10,665)	(239,068)
Business combination	—	—	—
Others	25,438	975	26,413

Ending balance	367,480	18,064	385,544

F-13
7

16. INTANGIBLE ASSETS

(1)	Details of intangible assets are as follows (Unit: Korean Won in millions):

	December 31, 2020
	Goodwill	Industrial property rights	Development cost	Other intangible assets	Membership deposit	Construction in progress	Total
Acquisition cost	334,290	1,810	582,998	1,114,615	39,454	6,669	2,079,836
Accumulated amortization	—	(1,101)	(374,125)	(875,636)	—	—	(1,250,862)
Accumulated impairment losses	—	—	—	(33,534)	(3,363)	—	(36,897)

Net carrying value	334,290	709	208,873	205,445	36,091	6,669	792,077

	December 31, 2021
	Goodwill	Industrial property rights	Development cost	Other intangible assets	Membership deposit	Construction in progress	Total
Acquisition cost	345,449	2,057	661,959	1,174,565	40,955	717	2,225,702
Accumulated amortization	—	(1,334)	(454,251)	(947,830)	—	—	(1,403,415)
Accumulated impairment losses	—	—	—	(33,553)	(3,348)	—	(36,901)

Net carrying value	345,449	723	207,708	193,182	37,607	717	785,386

(2)	Details of changes in intangible assets are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2019
	Goodwill	Industrial property rights	Development cost	Other intangible assets	Membership deposit	Construction in progress	Total
Beginning balance	153,602	562	240,320	169,024	23,597	10,415	597,520
Acquisitions	—	318	41,373	100,671	4,931	8,754	156,047
Disposal	—	—	—	—	(675)	—	(675)
Amortization (*)	—	(188)	(64,415)	(63,810)	—	—	(128,413)
Impairment losses	—	—	—	(25,858)	(939)	—	(26,797)
Transfer	—	—	7,915	7,188	—	(15,103)	—
Foreign currencies translation adjustments	10,234	—	—	2,292	60	—	12,586
Business combination	186,846	—	—	44,365	2,143	—	233,354
Others	—	—	—	275	213	—	488

Ending balance	350,682	692	225,193	234,147	29,330	4,066	844,110

(*)	Amortization of other intangible assets amounting to 22,317 million Won is included in other operating expenses.

F-13
8

	For the year ended December 31, 2020
	Goodwill	Industrial property rights	Development cost	Other intangible assets	Membership deposit	Construction in progress	Total
Beginning balance	350,682	692	225,193	234,147	29,330	4,066	844,110
Acquisitions	—	233	53,273	41,329	5,183	3,197	103,215
Disposal	—	—	—	—	(782)	—	(782)
Amortization (*)	—	(216)	(71,620)	(64,822)	—	—	(136,658)
Impairment losses	—	—	—	(7,692)	(99)	—	(7,791)
Transfer	—	—	428	164	—	(592)	—
Foreign currencies translation adjustments	(14,802)	—	—	(2,208)	(15)	(2)	(17,027)
Business combination	—	—	2,403	4,199	2,079	—	8,681
Others	(1,590)	—	(804)	328	395	—	(1,671)

Ending balance	334,290	709	208,873	205,445	36,091	6,669	792,077

(*)	Amortization of other intangible assets amounting to 11,890 million Won is included in other operating expenses.

	For the year ended December 31, 2021
	Goodwill	Industrial property rights	Development cost	Other intangible assets	Membership deposit	Construction in progress	Total
Beginning balance	334,290	709	208,873	205,445	36,091	6,669	792,077
Acquisitions	—	247	74,444	49,137	2,437	977	127,242
Disposal	—	—	—	—	(347)	—	(347)
Amortization (*)	—	(233)	(80,128)	(68,950)	—	—	(149,311)
Impairment losses	—	—	—	(18)	(93)	—	(111)
Transfer	—	—	4,518	2,946	—	(7,464)	—
Foreign currencies translation adjustments	11,159	—	—	2,952	232	—	14,343
Others	—	—	1	1,670	(713)	535	1,493

Ending balance	345,449	723	207,708	193,182	37,607	717	785,386

(*)	Amortization of other intangible assets amounting to 13,963 million Won is included in other operating expenses.

9

(3)	Goodwill

1)	Details of allocated goodwill based on each cash-generating unit as of December 31, 2020 and 2021 are as follows (Unit: Korean won in million):

Cash-generating unit (*1)	December 31, 2020	December 31, 2021
Woori Asset Management Corp.	43,036	43,036
Woori Global Asset Management Co., Ltd.	2,030	2,030
Woori Asset Trust Co., Ltd.	141,780	141,780
PT Bank Woori Saudara Indonesia 1906 Tbk (*2)	92,831	99,667
WOORI BANK (CAMBODIA) PLC (*3)	47,924	52,082
Others	6,689	6,854

Total	334,290	345,449

(*1)
Allocated to the cash-generating unit that will benefit from the synergy effect of the business combination, and the cash-generating unit is generally comprised of the operating segment or sub-sectors.

(*2)	The Group has acquired Saudara Bank to expand retail sales in Indonesia and recognized the goodwill as it is expected to strengthen the competitiveness by securing a local sales network in Indonesia.
(*3)	The Group has acquired VisionFund Cambodia to expand Cambodian retail sales, and recognized goodwill based on the economies of scale and acquired customer base.

2)	Impairment test
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

Category	Woori Asset Trust Co., Ltd.	Woori Asset Management Corp.	Woori Global Asset Management Co., Ltd	PT Bank Woori Saudara Indonesia 1906 Tbk	WOORI BANK (CAMBODIA) PLC
Discount rate (%)	18.72	17.82	17.52	11.96	12.60
Terminal growth rate (%)	1.0	1.0	1.0	0.0	0.0
Recoverable amount	326,205	137,578	41,967	606,626	369,782
Carrying amount	262,116	132,601	29,954	592,136	357,902
As a result of the impairment test on goodwill, it is determined that the carrying amount of the cash-generating unit to which the goodwill has been allocated will not exceed the recoverable amount.

F-1
40

3)	Sensitivity analysis
The sensitivity of the fair value measurement to changes in significant but unobservable inputs used in measuring fair value is as follows (Unit: Korean Won in millions):

Category		Woori Asset Trust Co., Ltd.	Woori Asset Management Corp.	Woori Global Asset Management Co., Ltd	PT Bank Woori Saudara Indonesia 1906 Tbk	WOORI BANK (CAMBODIA) PLC
Discount rate (%)	Increase by 1.0% point	(29,949)	(6,638)	(1,999)	(62,532)	(30,603)
	Decrease by 1.0% point	34,863	7,741	2,356	74,238	35,994
Terminal growth rate (%)	Increase by 1.0% point	18,640	4,179	1,318	47,187	20,339
	Decrease by 1.0% point (*)	(16,089)	(3,603)	(1,123)	—	—

(*)	In the case of PT Bank Woori Saudara Indonesia 1906 Tbk and and WOORI BANK (CAMBODIA) PLC, declining cases are excluded from the analysis as the permanent growth rate was assumed to be 0%.
17. ASSETS HELD FOR SALE
Assets held for distribution (sale) are as follows (Unit: Korean Won in millions):

Assets (*)	December 31, 2020	December 31, 2021
Premises and equipment	2,130	8,900
Investments of associates	50,411	11,472
Others	7,461	5,955

Total	60,002	26,327

(*)	The Group classifies assets as held for sale that are highly likely to be sold within one year from December 31, 2020 and December 31, 2021.
The Group measured assets held for sale at the lower of their net fair value or carrying amount.
The Group has decided to sell some of the premises and equipment through internal consultation during the current term and classifies the premises as non-current
assets held for sale. The asset is expected to be sold within 12 months, and the premises and equipment that was scheduled to be sold at the end of the prior year has been sold and removed. In addition, the investment assets of the associates, which are counted as assets held for sale as of the end of the current term, are likely to be sold within one year of the end of the current term according to the management’s decision. On the other hand, other assets that are expected to be sold as of the end of the current term are classified as assets that are expected to be sold within one year due to the possibility of being sold as buildings and land acquired through auction.

F-1
41

18. ASSETS SUBJECT TO LIEN AND ASSETS ACQUIRED THROUGH FORECLOSURES

(1)	Assets subjected to lien are as follows (Unit: Korean Won in millions):

		December 31, 2020
		Collateral given to	Amount	Reason for collateral
Financial assets at FVTPL	Korean treasury and government bonds and others	Kookmin bank and others	259,835	Related to bonds sold under repurchase agreements(*)
	Korean treasury and government bonds and others	Korea Securities Depository	157,021	Securities borrowing collateral
	Korean treasury and government bonds and others	Shinhan Investment Corp.	42,428	Collateral for futures transaction
	Korean financial institutions’ debt securities and others	Korea Securities Depository	148,961	Securities borrowing collateral
	Korean financial institutions’ debt securities and others	Kookmin bank and others	150,496	Related to bonds sold under repurchase agreements (*)
	Korean financial institutions’ debt securities and others	TIMEFOLIO Co., Ltd.	19,958	Collateral for futures transaction
Financial assets at FVTOCI	Korean treasury and government bonds and others	Korea Securities Depository	473	Related to bonds sold under repurchase agreements(*)
	Korean financial institutions’ debt securities and others	The BOK and others	1,621,941	Settlement risk and others
	Foreign financial institutions’ debt securities	STANDARD BANK LONDON LTD	137,842	Related to bonds sold under repurchase agreements (*)
Securities at amortized cost	Korean treasury and government bonds and others	The BOK and others	8,111,193	Settlement risk and others
	Foreign financial institutions’ debt securities	NATIXIS and others	40,987	Related to bonds sold under repurchase agreements (*)
	Foreign financial institutions’ debt securities	Federal Reserve Bank	14,377	Related to the borrowing limit
Loan at amortized cost and other financial assets	Due from banks in local currency	Daishin AMC Co.,Ltd. and others	1,500	Right of pledge
	Other due from banks in local currency	Samsung Securities Co., Ltd. and others	39,005	Margin deposit for futures or option

F-1
42

		December 31, 2020
		Collateral given to	Amount	Reason for collateral
	Other due from banks in local currency	Korea Federation of Savings Banks	47,805	Domestic exchange business
	Other due from banks in foreign currencies	JPMORGAN CHASE BANK and others	755,177	Collateral for CSA and others
	Foreign currency loan bonds	Industrial and Commercial Bank of China	50,088	Related to bonds sold under repurchase agreements (*)
	Mortgage loan	Public offering	3,190,889	Related to covered bonds
Investment real estate	Land and building	Credit Counselling & Recovery Service and others	5,676	Right to collateral and others
Premises and equipment	Land and building	Credit Counselling & Recovery Service and others	1,969	Right to collateral and others

		Total	14,797,621

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

		December 31, 2021
		Collateral given to	Amount	Reason for collateral
Financial assets at FVTPL	Korean treasury and government bonds and others	Nonghyup bank and others	248,009	Related to bonds sold under repurchase agreements (*)
	Korean treasury and government bonds and others	Korea Securities Depository	179,079	Securities borrowing collateral
	Korean treasury and government bonds and others	VI Investment, etc.	3,008	Future trading collateral
	Korean financial institutions’ debt securities and others	Korea Securities Depository	205,783	Securities borrowing collateral
	Korean financial institutions’ debt securities and others	KOREA SECURITIES FINANCE CORPORATION	54,419	Collateral for securities lending purposes
	Korean financial institutions’ debt securities and others	Shinhan Investment Corp.	5,352	Collateral for futures transaction

F-1
4
3

		December 31, 2021
		Collateral given to	Amount	Reason for collateral
	Korean corporate bonds and others	Korea Securities Depository	299,161	Securities borrowing collateral
	Korean capital contributions and others	Korea Software Financial Cooperative	101	Bid guarantee, etc.
Financial assets at FVTOCI	Korean bonds	Korea Securities Depository	470	Related to bonds sold under repurchase agreements(*)
	Korean financial institutions’ debt securities and others	The BOK and others	3,666,849	Settlement risk and others
	Foreign financial institutions’ debt securities	STANDARD BANKLONDON LTD	126,595	Related to bonds sold under repurchase agreements(*)
Securities at amortized cost	Korean treasury and government bonds and others	The BOK and others	8,977,748	Settlement risk and others
	Foreign financial institutions’ debt securities	NATIXIS and others	38,995	Related to bonds sold under repurchase agreements(*)
	Foreign financial institutions’ debt securities	FHLB ADVANCE and others	10,375	Related to the borrowing limit
Loan at amortized cost and other financial assets	Due from banks in local currency	Daishin AMC Co.,Ltd. and others	1,500	Right of pledge
	Other due from banks in local currency	Samsung Securities Co., Ltd. and others	25,338	Margin deposit for futures or option
	Other due from banks in foreign currency	Yuanta Securities Korea Co., Ltd., etc.	1,051,006	Overseas futures option deposit, etc.
	Mortgage loan	Public offering	2,494,333	Related to covered bonds
Investment real estate	Land and building	Credit Counselling & Recovery Service and others	1,910	Right to collateral and others
Premises and equipment	Land and building	Credit Counselling & Recovery Service and others	5,520	Right to collateral and others

		Total	17,395,551

F-14
4

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

(2)	As of December 31, 2020 and 2021, assets acquired through foreclosures are as follows (Unit: Korean Won in millions):

	December 31, 2020	December 31, 2021
Investment properties
Land	5,425	2,185
Building	—	181
Sub-total	5,425	2,366
Other assets
Land for non-business use	10,684	21,156
Building for non-business use (*1)	1,966	1,526
Movables for non-business use (*2)	155	120
Real estate assessment provision for non-business use	(670)	(1,129)
Sub-total	12,135	21,673
Assets held for sale
Land	5,477	2,980
Building	3,568	2,557
Others	546	418
Sub-total	9,591	5,955

Total	27,151	29,994

(*1)	The cumulative depreciation amount as of December 31, 2020 and 2021 is 566 million Won and 716 million Won, respectively.
(*2)	The cumulative depreciation amount as of December 31, 2020 and 2021 is 854 million Won and 907 million Won, respectively.

(3)	Securities loaned are as follows (Unit: Korean Won in millions):

		December 31, 2020	December 31, 2021	Loaned to
Financial assets at FVTOCI	Korean treasury and government bonds	100,345	98,535	Korea Securities Finance Corporation
Securities loaned are lending of specific securities to borrowers who agree to return the same amount of the same security at the end of lending period, and therefore the Group did not derecognize from the consolidated financial statements.

F-14
5

(4)	Collaterals held that can be disposed and re-subjected to lien regardless of defaults of counterparties
Fair values of collaterals held that can be disposed and
re-subjected
to lien regardless of defaults of counterparties as of December 31, 2020 and 2021 are as follows (Unit: Korean Won in millions):

	December 31, 2020
	Fair values of collaterals	Fair values of collaterals were disposed or re-subjected to lien
Securities	10,573,982	—

	December 31, 2021
	Fair values of collaterals	Fair values of collaterals were disposed or re-subjected to lien
Securities	10,785,412	—
19. OTHER ASSETS
Details of other assets are as follows (Unit: Korean Won in millions):

	December 31, 2020	December 31, 2021
Lease assets	1,116,175	1,782,887
Prepaid expenses	170,820	189,808
Advance payments	28,256	61,042
Assets for non-business use	12,135	16,248
Others	21,608	38,965

Total	1,348,994	2,088,950

20. FINANCIAL LIABILITIES AT FVTPL

(1)	Financial liabilities at FVTPL are as follows (Unit: Korean Won in millions):

	December 31, 2020	December 31, 2021
Financial instruments at fair value through profit or loss measured at fair value	6,794,192	4,873,458
Financial liabilities at fair value through profit or loss designated as upon initial recognition	19,630	—

Total	6,813,822	4,873,458

(2)	Financial liabilities at fair value through profit or loss measured at fair value are as follows (Unit: Korean Won in millions):

	December 31, 2020	December 31, 2021
Deposits
Gold banking liabilities	49,279	65,016
Borrowings
Securities sold	285,026	241,174
Derivative liabilities	6,459,887	4,567,268

Total	6,794,192	4,873,458

F-14
6

(3)	Financial liabilities at fair value through profit or loss designated as upon initial recognition as of December 31, 2020 and 2021 are as follows (Unit: Korean Won in millions):

	December 31, 2020	December 31, 2021
Equity-linked securities
Equity-linked securities in short position	19,630	—
These contacts are designated as financial liabilities at fair value through profit or loss because these contracts contain one or more embedded derivatives and are hybrid (combined) contracts in accordance with IFRS 9
Financial Instrument
.

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

(5)
The difference between carrying amount and maturity amount of financial liabilities at fair value through profit or loss designated as upon initial recognition (Financial liabilities designated as at FVTPL) are as follows (Unit: Korean Won in millions):

	December 31, 2020	December 31, 2021
Carrying amount	19,630	—
Nominal amount at maturity	25,780	—

Difference	(6,150)	—

21. DEPOSITS DUE TO CUSTOMERS
Details of deposits due to customers by type are as follows (Unit: Korean Won in millions):

	December 31, 2020	December 31, 2021
Deposits in local currency:
Deposits on demand	12,454,024	18,029,136
Deposits at termination	242,397,664	254,319,473
Mutual installment	26,319	24,620
Deposits on notes payables	2,647,492	2,954,066
Deposits on CMA	110,413	92,360
Certificate of deposits	2,072,389	3,586,423
Other deposits	1,372,461	1,286,719

Sub-total	261,080,762	280,292,797

Deposits in foreign currencies:
Deposits in foreign currencies	30,408,762	37,643,900

Present value discount	(12,245)	(36,826)

Total	291,477,279	317,899,871

F-14
7

22. BORROWINGS AND DEBENTURES

(1)	Details of borrowings are as follows (Unit: Korean Won in millions):

	December 31, 2020
	Lenders	Interest rate (%)	Amount
Borrowings in local currency:
Borrowings from The BOK	The BOK	0.3	2,678,120
Borrowings from government funds	Small Enterprise And Market Service and others	0.0 ~ 5.0	2,155,129
Others	The Korea Development Bank and others	0.0 ~ 5.5	7,255,938

Sub-total			12,089,187

Borrowings in foreign currencies
Borrowings in foreign currencies	JPMorgan Chase & Co. and others	(0.4) ~ 7.3	7,573,722
Bills sold	Others	0.0 ~ 0.9	8,924
Call money	Bank and others	(0.3) ~ 3.8	416,370
Bonds sold under repurchase agreements	Other financial institutions	(0.5) ~ 10.6	657,823
Present value discount			(560)

Total			20,745,466

	December 31, 2021
	Lenders	Interest rate (%)	Amount
Borrowings in local currency:
Borrowings from The BOK	The BOK	0.3	3,144,897
Borrowings from government funds	Small Enterprise And Market Service and others	0.0 ~ 2.4	2,053,611
Others	The Korea Development Bank and others	0.0 ~ 3.1	9,984,518

Sub-total			15,183,026

Borrowings in foreign currencies
Borrowings in foreign currencies	JPMorgan Chase & Co. and others	(0.5) ~ 7.3	8,545,077
Bills sold	Others	0.0 ~ 1.3	9,111
Call money	Bank and others	(0.5) ~ 2.6	317,961
Bonds sold under repurchase agreements	Other financial institutions	(0.5) ~ 10.6	749,976
Present value discount			(49,692)

Total			24,755,459

F-14
8

(2)	Details of debentures are as follows (Unit: Korean Won in millions):

	December 31, 2020		December 31, 2021
	Interest rate (%)	Amount	Interest rate (%)	Amount
Face value of bond (*) :
Ordinary bonds	0.8 ~ 4.5	29,623,445	0.7 ~ 3.6	37,004,942
Subordinated bonds	1.9 ~ 5.9	6,955,515	1.9 ~ 5.1	6,767,442
Other bonds	0.6 ~ 17.0	925,677	0.8 ~ 17.0	911,190

Sub-total		37,504,637		44,683,574

Discounts on bonds		(25,279)		(29,710)

Total		37,479,358		44,653,864

(*)
Included debentures under fair value hedge amounting to and 2,767,208 million Won and 2,366,724 million Won as of December 31, 2020 and 2021 respectively. Also, debentures under cash flow hedge amounting to 857,531 million Won and 819,298 million Won are included as of December 31, 2020 and 2021 respectively.

23. PROVISIONS

(1)	Details of provisions are as follows (Unit: Korean Won in millions):

	December 31, 2020	December 31, 2021
Asset retirement obligation	68,402	80,777
Provisions for guarantees (*1)	89,592	74,866
Provisions for unused loan commitments	122,155	112,296
Other provisions (*2)	221,494	308,195

Total	501,643	576,134

(*1)	Provisions for guarantees includes provision for financial guarantee of 66,232 million Won and 53,321 million Won as of December 31, 2020 and 2021, respectively.
(*2)	Other provisions consist of provision for litigation, loss compensation and others.

(2)	Changes in provisions for guarantees and unused loan commitments are as follows (Unit: Korean Won in millions):

1)	Provisions for guarantees

	For the year ended December 31, 2019
	Stage1	Stage2	Stage3	Total
Beginning balance	44,903	33,760	11,098	89,761
Transfer to 12-month expected credit loss	13,568	(13,568)	—	—
Transfer to expected credit loss for the entire period	(317)	532	(215)	—
Transfer to credit-impaired financial assets	(30)	(32)	62	—
Provisions used	(27,711)	—	—	(27,711)
Net provision (reversal) of unused amount	(14,400)	5,611	4,437	(4,352)
Others (*)	34,788	—	—	34,788

Ending balance	50,801	26,303	15,382	92,486

(*)	Others have occurred as a result of new financial guarantee contract valued at initial fair value.

9

	For the year ended December 31, 2020
	Stage1	Stage2	Stage3	Total
Beginning balance	50,801	26,303	15,382	92,486
Transfer to 12-month expected credit loss	81	(60)	(21)	—
Transfer to expected credit loss for the entire period	(396)	1,639	(1,243)	—
Transfer to credit-impaired financial assets	(12)	(13)	25	—
Net provision (reversal) of unused amount	(1,124)	(11,124)	(6,100)	(18,348)
Business combination	14,501	—	—	14,501
Others (*)	953	—	—	953

Ending balance	64,804	16,745	8,043	89,592

(*)	Includes the impact from change of financial guarantee liability.

	For the year ended December 31, 2021
	Stage1	Stage2	Stage3	Total
Beginning balance	64,804	16,745	8,043	89,592
Transfer to 12-month expected credit loss	2,146	(2,144)	(2)	—
Transfer to expected credit loss for the entire period	(162)	193	(31)	—
Transfer to credit-impaired financial assets	(3)	(162)	165	—
Provisions used	(6,964)	—	—	(6,964)
Net provision (reversal) of unused amount	(9,929)	636	(1,408)	(10,701)
Others (*)	2,938	1	—	2,939

Ending balance	52,830	15,269	6,767	74,866

(*)	Includes the impact from change of financial guarantee liability.

2)	Provisions for unused loan commitment

	For the year ended December 31, 2019
	Stage1	Stage2	Stage3	Total
Beginning balance	74,624	45,285	1,626	121,535
Transfer to 12-month expected credit loss	11,771	(11,024)	(747)	—
Transfer to expected credit loss for the entire period	(1,813)	1,945	(132)	—
Transfer to credit-impaired financial assets	(213)	(275)	488	—
Net provision (reversal) of unused amount	(19,394)	7,233	3,117	(9,044)
Others	63	—	—	63

Ending balance	65,038	43,164	4,352	112,554

	For the year ended December 31, 2020
	Stage1	Stage2	Stage3	Total
Beginning balance	65,038	43,164	4,352	112,554
Transfer to 12-month expected credit loss	8,006	(7,500)	(506)	—
Transfer to expected credit loss for the entire period	(2,704)	3,299	(595)	—
Transfer to credit-impaired financial assets	(174)	(186)	360	—
Net provision (reversal) of unused amount	(6,653)	16,949	(422)	9,874
Business combination	7	—	—	7
Others	(280)	—	—	(280)

Ending balance	63,240	55,726	3,189	122,155

F-1
50

	For the year ended December 31, 2021
	Stage1	Stage2	Stage3	Total
Beginning balance	63,240	55,726	3,189	122,155
Transfer to 12-month expected credit loss	15,522	(14,965)	(557)	—
Transfer to expected credit loss for the entire period	(2,338)	3,129	(791)	—
Transfer to credit-impaired financial assets	(110)	(226)	336	—
Net provision (reversal) of unused amount	(9,005)	871	(1,857)	(9,991)
Others	131	1	—	132

Ending balance	67,440	44,536	320	112,296

(3)	Changes in asset retirement obligation for the years ended December 31, 2019, 2020 and 2021 are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2019	2020	2021
Beginning balance	67,200	66,485	68,402
Provisions provided	2,729	806	3,235
Provisions used	(2,276)	(2,958)	(5,066)
Reversal of provisions unused	(2,926)	(106)	(947)
Unwinding of discount	435	459	495
Business combination	329	219	—
Increase (decrease) of restoration expense, etc.	994	3,497	14,658

Ending balance	66,485	68,402	80,777

The amount of the asset retirement obligation is the present value of the best estimate of future expected expenditure to settle the obligation – arising from leased premises as of December 31, 2021, discounted by appropriate discount rate. The restoration cost is expected to occur by the end of each premise’s lease period, and the Group has used average lease period of each category of leases terminated during the past years in order to rationally estimate the lease period. In addition, the Group used average amount of actual recovery cost for the past 3 years and the inflation rate for last year in order to estimate future recovery cost.

(4)	Changes in other provisions for the years ended December 31, 2019, 2020 and 2021 are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2019	2020	2021
Beginning balance	63,637	172,455	221,494
Provisions provided	109,875	232,629	85,706
Provisions used	(6,123)	(181,433)	(10,375)
Reversal of provisions unused	(171)	(2,345)	(718)
Foreign currencies translation adjustments	1,193	606	11,957
Transfer	—	(344)	—
Business combination	3,820	—	—
Others	224	(74)	131

Ending balance	172,455	221,494	308,195

(5)	Others

1)	The Group has been offering Korean won settlement services for trade with Korea and Iran; however, the Group has stopped the services for trade in line with U.S. economic sanctions on September 23,

F-1
51

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

2)
The Group recognized the provision for the estimated compensation amount related to the miss-selling of the Derivative Linked Fund (DLF) incurred during 2019 and a fine expected to be imposed by the Financial Supervisory Service as the best estimate for the expenditure required to meet its obligations at the end of the reporting period.

3)
For the year ended December 31, 2021, the Group recognized the provisions for the required expenditure as the best estimate to fulfill its obligations as of December 31, 2021 due to the expected losses of clients arising from the delay in the redemption of funds by Lime Asset Management and the dispute settlement by the Financial Supervisory Service. As of December 31, 2021, the provision for this case is 114.9 billion Won and the advance payment is 7.2 billion Won.

4)
On October 22, 2021, the Group made a resolution to pay in advance for Platform Asia funds, etc., which are delayed in redemption at the Board of Directors Meeting of Woori Bank, the subsidiary. Provisions for estimated compensation amounts related to the prepayment was recognized as the best estimate of the expenditure. As of December 31, 2021, the sales revenue for Platform Asia, Heritage DLS, and Gen2 DLS sold 85 billion won, 22.3 billion won, and 90.2 billion won, respectively, and provisions is 35.7 billion won, 13.4 billion won, and 10.8 billion won, respectively. In addition, the provision for the expected fine related to incomplete sales of Heritage DLS is 700 million won.

24. NET DEFINED BENEFIT LIABILITY(ASSET)
The Group’s pension plan is based on the defined benefit retirement pension plan. Employees and directors with one or more years of service are entitled to receive a payment upon termination of their employment, based on their length of service and rate of salary at the time of termination. The assets of the plans are measured at their fair value at the end of reporting date. The plan liabilities are measured using the projected unit method, which takes account of projected earnings increases, using actuarial assumptions that give the best estimate of the future cash flows that will arise under the plan liabilities.
The Group is exposed to various risks through defined benefit retirement pension plan, and the most significant risks are as follows:

Volatility of asset	The defined benefit obligation was estimated with an interest rate calculated based on blue chip corporate bonds earnings. A deficit may occur if the rate of return of plan assets falls short of the interest rate.

Decrease in profitability of blue chip bonds	A decrease in profitability of blue chip bonds will be offset by some increase in the value of debt securities that the employee benefit plan owns but will bring an increase in the defined benefit obligation.

Risk of inflation	Defined benefit obligations are related to inflation rate; the higher the inflation rate is, the higher the level of liabilities. Therefore, deficit occurs in the system if an inflation rate increases.

F-1
52

(1)	Details of net defined benefit liability are as follows (Unit: Korean Won in millions):

	December 31, 2020	December 31, 2021
Present value of defined benefit obligation	1,610,680	1,618,098
Fair value of plan assets	(1,564,101)	(1,591,458)

Net defined benefit liabilities (*)	46,579	26,640

(*)
Net defined benefit liability of 46,579 million Won and 26,640 million Won as of December 31, 2020 and 2021 is the subtracted amount of the net defined benefit asset of 5,658 million Won and 21,346 million Won from the net defined benefit liability of 52,237 million Won and 47,986 million Won.

(2)	Changes in the carrying value of defined benefit obligation are as follows (Unit: Korean Won in millions):

		For the years ended December 31
		2019	2020	2021
	Beginning balance	1,275,020	1,442,859	1,610,680
	Transfer-in / out	93	—	—
	Current service cost	163,369	174,509	178,416
	Interest cost	32,693	34,653	39,814
Remeasurements	Financial assumption	32,831	(20,838)	(92,367)
	Demographic assumptions	49,453	4,161	(251)
	Experience adjustment	(33,518)	(4,481)	(12,155)
	Retirement benefit paid	(79,908)	(55,864)	(106,050)
	Foreign currencies translation adjustments	179	(119)	165
	Business combination	4,674	34,001	—
	Others	(2,027)	1,799	(154)

	Ending balance	1,442,859	1,610,680	1,618,098

(3)	Changes in the plan assets are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2019	2020	2021
Beginning balance	1,101,911	1,352,971	1,564,101
Transfer-in / out	93	—	—
Interest income	30,937	34,534	40,927
Remeasurements	125	(7,666)	(15,022)
Employer’s contributions	292,095	211,505	103,251
Retirement benefit paid	(76,304)	(52,627)	(99,523)
Business combination	6,369	27,599	—
Others	(2,255)	(2,215)	(2,276)

Ending balance	1,352,971	1,564,101	1,591,458

(4)	Fair value of plan assets as of December 31, 2020 and 2021 are as follows (Unit: Korean Won in millions):

	December 31, 2020	December 31, 2021
Cash and due from banks	1,564,101	1,591,458
Meanwhile, among plan assets, realized returns on plan assets amount to 26,868 million Won and 25,905 million Won for the years ended December 31, 2020 and 2021, respectively. The contribution expected to be paid in the next accounting year amounts to 162,374 million Won.

F-1
53

(5)	Amounts related to the defined benefit plan that are recognized in the consolidated statements of comprehensive income are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2019	2020	2021
Current service cost	163,369	174,509	178,416
Net interest income (expense)	1,756	119	(1,113)

Cost recognized in net income	165,125	174,628	177,303

Remeasurements (*)	48,641	(13,492)	(89,751)

Cost recognized in total comprehensive income	213,766	161,136	87,552

(*)	Amount before tax
Meanwhile, retirement benefits related to defined contribution plans recognized as expenses are 3,297 million Won, 3,827 million Won and 4,494 million Won for the years ended December 31, 2019, 2020 and 2021, respectively.

(6)	Key actuarial assumptions used in net defined benefit liability measurement are as follows:

	December 31, 2019	December 31, 2020	December 31, 2021
Discount rate	2.18 ~ 2.50%	2.13% ~ 2.97%	2.40% ~ 3.49%
Future wage growth rate	1.89 ~ 6.00%	2.05% ~ 7.00%	2.03% ~ 5.56%
Mortality rate	Issued by Korea Insurance Development Institute	Issued by Korea Insurance Development Institute	Issued by Korea Insurance Development Institute
Retirement rate	Experience rate for each employment classification	Experience rate for each employment classification	Experience rate for each employment classification
The weighted average maturity of defined benefit liability is a minimum of 5.49 to a maximum 11.4 years.

(7)	The sensitivity to actuarial assumptions used in the assessment of defined benefit obligation is as follows (Unit: Korean Won in millions):

		December 31, 2020	December 31, 2021
Discount rate	Increase by 1% point	(165,754)	(161,428)
	Decrease by 1% point	195,475	189,630
Future wage growth rate	Increase by 1% point	193,149	188,392
	Decrease by 1% point	(167,037)	(163,431)

F-15
4

25. OTHER FINANCIAL LIABILITIES AND OTHER LIABILITIES
Other financial liabilities and other liabilities are as follows (Unit: Korean Won in millions):

	December 31, 2020	December 31, 2021
Other financial liabilities:
Accounts payable	4,028,639	7,031,366
Accrued expenses	2,049,401	2,070,639
Borrowings from trust accounts	2,984,031	3,107,456
Agency business revenue	466,485	433,041
Foreign exchange payables	789,189	782,176
Domestic exchange settlement credits	180,251	6,708,220
Lease liabilities	407,431	343,213
Other miscellaneous financial liabilities	3,317,358	3,772,437
Present value discount	(6,968)	(15,322)

Sub-total	14,215,817	24,233,226

Other liabilities:
Unearned income	254,702	291,147
Other miscellaneous liabilities	219,111	265,706

Sub-total	473,813	556,853

Total	14,689,630	24,790,079

26. DERIVATIVES

(1)	Derivative assets and derivative liabilities are as follows (Unit: Korean Won in millions):

	December 31, 2020
		Assets			Liabilities
	Nominal amount	For cash flow hedge	For fair value hedge	For trading	For cash flow hedge	For fair value hedge	For trading
Interest rate:
Futures	184,413	—	—	—	—	—	—
Swaps	137,057,240	—	174,820	318,545	1,476	28	524,190
Purchase options	330,000	—	—	6,271	—	—	—
Written options	285,440	—	—	—	—	—	5,419
Currency:
Futures	2,546	—	—	—	—	—	—
Forwards	105,146,634	—	—	2,541,957	—	—	2,848,980
Swaps	87,249,320	—	—	3,325,135	63,265	—	2,415,610
Purchase options	1,147,877	—	—	59,329	—	—	—
Written options	1,632,048	—	—	—	—	—	23,271
Equity:
Futures	123,742	—	—	—	—	—	—
Forwards	11	—	—	—	—	—	—
Swaps	269,039	—	—	—	—	—	12,533
Purchase options	9,863,110	—	—	650,505	—	—	—
Written options	10,369,009	—	—	—	—	—	629,884

Total	353,660,429	—	174,820	6,901,742	64,741	28	6,459,887

F-15
5

	December 31, 2021
		Assets			Liabilities
	Nominal amount	For cash flow hedge	For fair value hedge	For trading	For cash flow hedge	For fair value hedge	For trading
Interest rate:
Futures	118,423	—	—	—	—	—	—
Forwards	340,000	—	—	16,434	—	—	—
Swaps	134,196,188	351	95,103	136,185	—	20,287	305,443
Purchase options	170,000	—	—	3,959	—	—	—
Written options	340,000	—	—	—	—	—	8,552
Currency:
Futures	7,445	—	—	—	—	—	—
Forwards	114,072,910	—	—	2,466,893	—	—	993,823
Swaps	101,117,559	11,310	—	1,444,634	7,297	—	2,345,735
Purchase options	1,079,610	—	—	10,968	—	—	—
Written options	1,686,787	—	—	—	—	—	8,952
Equity:
Futures	337,916	—	—	—	—	—	—
Forwards	233	—	—	64	—	—	—
Swaps	642,963	—	—	27,031	—	—	3,784
Purchase options	17,503,553	—	—	696,963	—	—	—
Written options	19,106,573	—	—	—	—	—	900,979

Total	390,720,160	11,661	95,103	4,803,131	7,297	20,287	4,567,268

Derivatives held for trading are classified into financial assets at FVTPL (Note 7) and financial liabilities at FVTPL (Note 20), and derivatives designated for hedging are presented as a separate line item in the consolidated statements of financial position.

(2)	Overview of the Group’s hedge accounting
The hedging relationships the entity applies fair value hedge accounting and cash flow hedge accounting to are affected by interest rate which is related with Interest Rate Benchmark Reform. The interest rates to which the hedging relationships are exposed are USD 1M LIBOR, USD 3M LIBOR, AUD 3M BBSW and 3M EURIBOR. The nominal amounts of hedging instruments related to 1M LIBOR, 3M LIBOR, 3M BBSW and 3M EURIBOR in the hedging relationships of the Group are USD 470,000,000, USD 1,850,000,000, AUD 150,000,000 and EUR 26,591,163 respectively. The entity pays close attention to discussions in the market and industry regarding the applicable alternative benchmark interest rates for the exposed interest rate. The entity judges related uncertainty is expected to be no longer present when the exposed interest rates are replaced by the applicable benchmark interest rates.
1) Fair value hedge
As of the December 31, 2021, the Group has applied fair value hedge on fixed interest rate foreign currency denominated debentures amounting to 2,366,724 million Won and foreign currency borrowings amounting to 35,694 million Won. The purpose of the hedging is to avoid fair value volatility risk of fixed interest rate foreign currency denominated debentures derived from fluctuations of market interest rate, and as such the Group entered into interest rate swap agreements designated as hedging instruments.
Pursuant to the interest rate swap agreement, by swapping the calculated difference between the fixed interest rate and floating interest rate applied to the nominal value, the fair value fluctuation risk is hedged as the foreign currency denominated debentures fixed interest rate terms are converted to floating interest rate. Pursuant

F-15
6

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
The fair value of the interest rate swap at the end of the reporting period is determined by discounting future cash flows estimated by using the yield curve at the end of the reporting period and the credit risk embedded in the contract and the average interest rate is determined based on the outstanding balance at the end of the reporting period. The variable interest rate applied to the interest rate swap is USD Libor 3M plus spread, AUD BBSW 3M plus spread and EURIBOR 3M plus spread. In accordance with the terms of each interest rate swap contract designated as a hedging instrument, the Group receives interest at a fixed interest rate and pays interest at a variable interest rate.
2) Cash Flow Hedge

As of the December 31, 2021, the Group has applied cash flow hedge on local currency denominated debentures amounting to 49,977 million Won, debentures on foreign currency amounting to 769,322 million Won. The Group’s hedging strategies are to ① Mitigate risks of cash flow fluctuation from variable interest rate debentures on local currency due to changes in market interest rate by entering into an interest rate swap contract and thereby designating it as hedging instrument; ② Mitigate the risks of cash flow fluctuation from principal and interest of variable interest rate debentures denominated in foreign currency due to changes in foreign exchange rates and interest rates by entering into a currency swap contract and thereby designating it as hedging instrument; ③ Mitigate the risks of cash flow fluctuation from principal and interest of fixed interest rate debentures denominated in foreign currency due to changes in foreign exchange rates by entering into a currency swap contract and thereby designating it as hedging instrument and ④ Mitigate the risks of cash flow fluctuation in variable interest rate foreign currency borrowings resulting from changes in market interest rates and designate it as a hedging instrument through entering into currency swap contracts and interest rate swap contracts.

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

F-15
7

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

(3)	The nominal amounts of the hedging instrument are as follows (Unit: USD, AUD, EUR, SGD and Korean Won in millions):

	December 31, 2020
	1 year or less	1 year to 5 years	More than 5 years	Total
Fair value hedge
Interest rate risk
Interest rate swap (USD)	1,000,000,000	1,000,000,000	300,000,000	2,300,000,000
Interest rate swap (AUD)	—	150,000,000	—	150,000,000
Cash flow hedge
Interest rate risk
Interest rate swap (KRW)	100,000	50,000	—	150,000
Foreign currencies translation risk and interest rate risk
Currency swap (USD)	130,000,000	470,000,000	—	600,000,000
Foreign currencies translation risk
Currency swap (SGD)	68,000,000	—	—	68,000,000

	December 31, 2021
	1 year or less	1 year to 5 years	More than 5 years	Total
Fair value hedge
Interest rate risk
Interest rate swap (USD)	—	1,550,000,000	300,000,000	1,850,000,000
Interest rate swap (AUD)	—	150,000,000	—	150,000,000
Interest rate swap (EUR)	—	26,591,163	—	26,591,163
Cash flow hedge
Interest rate risk
Interest rate swap (KRW)	—	50,000	—	50,000
Foreign currencies translation risk and interest rate risk
Currency swap (USD)	200,000,000	270,000,000	—	470,000,000
Foreign currencies translation risk
Currency swap (USD)	—	180,000,000	—	180,000,000

F-15
8

(4)	The average interest rate and average currency rate of the hedging instrument as of December 31, 2020 and 2021 are as follows:

December 31, 2020
Average interest rate and average exchange rate
Fair value hedge
Interest rate risk
Interest rate swap (USD)	Fixed 4.22% receipt and Libor 3M+1.71% floating paid Fixed 5.88% receipt and Libor 6M+2.15% floating paid
Interest rate swap (AUD)	Fixed 0.84% receipt and BBSW 3M+0.72% paid
Cash flow hedge
Interest rate risk
Interest rate swap (KRW)	KRW 3Y CMS+0.40% receipt, 2.38% paid KRW CD+0.69% receipt, 2.06% paid KRW CD+0.33% receipt, 1.68% paid
Foreign currencies translation risk and interest rate risk
Currency swap (USD)	USD 3M Libor+0.80% receipt, KRW 1.45% paid, USD/KRW = 1,155 USD 1M Libor+0.67% receipt, KRW 1.14% paid, USD/KRW = 1,190 USD 1M Libor+0.69% receipt, KRW 1.02% paid, USD/KRW = 1,199
Foreign currencies translation risk
Currency swap (SGD)	SGD 1.91% receipt, KRW 1.98% paid, SGD/KRW = 827

December 31, 2021
Average interest rate and average exchange rate
Fair value hedge
Interest rate risk
Interest rate swap (USD)	Fixed 3.62% receipt and Libor 3M + 1.45% floating paid
Interest rate swap (AUD)	Fixed 0.84% receipt and BBSW 3M+0.72% paid
Interest rate swap (EUR)	EURIBOR 3M + 0.09% receipt and 1.5% fixed paid
Cash flow hedge
Interest rate risk
Interest rate swap (KRW)	KRW CD+0.33% receipt, 1.68% paid
Foreign currencies translation risk and interest rate risk
Currency swap (USD)	USD 1M Libor+0.70% receipt, KRW 0.93% paid, USD/KRW = 1,206.60
Foreign currencies translation risk
Currency swap (USD)	USD 1.50% receipt, KRW 1.57% paid, USD/KRW = 1,140.50

9

(5)	The amounts related to items designated as hedging instruments are as follows (Unit: USD, AUD, EUR, SGD and Korean Won in millions):

	December 31, 2020
	Nominal amounts of the hedging instrument	Carrying amounts of the hedging instrument		Line item in the statement of financial position where the hedging instrument is located	Changing in fair value used for calculating hedge ineffectiveness
		Assets	Liabilities
Fair value hedge
Interest rate risk
Interest rate swap	USD 2,300,000,000	174,820	28	Derivative assets (designated for hedging)	57,221
Interest rate swap	AUD 150,000,000			Derivative liabilities (designated for hedging)
Cash flow hedge
Interest rate risk
Interest rate swap	KRW 150,000	—	1,476	Derivative liabilities (designated for hedging)	(196)
Foreign currency translation risk and interest rate risk
Currency swap	USD 600,000,000	—	62,893	Derivative liabilities (designated for hedging)	(69,319)
Foreign currency translation risk
Currency swap	SGD 68,000,000	—	373	Derivative liabilities (designated for hedging)	(4,699)

	December 31, 2021
	Nominal amounts of the hedging instrument	Carrying amounts of the hedging instrument		Line item in the statement of financial position where the hedging instrument is located	Changing in fair value used for calculating hedge ineffectiveness
		Assets	Liabilities
Fair value hedge
Interest rate risk
Interest rate swap	USD 1,850,000,000	95,086	20,287	Derivative assets (designated for hedging) Derivative liabilities (designated for hedging)	(83,821)
Interest rate swap	AUD 150,000,000
Interest rate swap	EUR 26,591,163	17	—		17
Cash flow hedge
Interest rate risk
Interest rate swap	KRW 50,000	351	—	Derivative liabilities (designated for hedging)	1,896
Foreign currency translation risk and interest rate risk
Currency swap	USD 470,000,000	3,631	7,297	Derivative liabilities (designated for hedging)	60,564
Foreign currency translation risk
Currency swap	USD 180,000,000	7,679	—	Derivative liabilities (designated for hedging)	8,218

F-1
60

(6)	Details of carrying amount to hedge and amount due to hedge accounting are as follows (Unit: Korean Won in millions):

	December 31, 2020
	Carrying amounts of the hedged item		Accumulated amount of fair value hedge adjustments on the hedged item included in the carrying amount of the hedged item		Line item in the statement of financial position in which the hedged item is included	Changing in fair value used for calculating hedge ineffectiveness	Cash flow hedge reserve (*)
	Assets	Liabilities	Assets	Liabilities
Fair value hedge
Interest rate risk
Debentures	—	2,767,208	—	144,741	Debentures	(59,073)	—
Cash flow hedge
Interest rate risk
Debentures	—	149,936	—	—	Debentures	188	(909)
Foreign currencies translation risk and interest rate risk
Debentures	—	651,704	—	—	Debentures	61,823	(95)
Foreign currencies translation risk
Debentures	—	55,891	—	—	Debentures	6,564	(268)

(*)	After tax amount

	December 31, 2021
	Carrying amounts of the hedged item		Accumulated amount of fair value hedge adjustments on the hedged item included in the carrying amount of the hedged item		Line item in the statement of financial position in which the hedged item is included	Changing in fair value used for calculating hedge ineffectiveness	Cash flow hedge reserve (*)
	Assets	Liabilities	Assets	Liabilities
Fair value hedge
Interest rate risk
Debentures	—	2,366,724	—	53,160	Debentures	100,343	—
Foreign currency borrowing	—	35,694	—	—	Foreign currency borrowings	(17)	(17)
Cash flow hedge
Interest rate risk
Debentures	—	49,977	—	—	Debentures	(1,760)	281
Foreign currencies translation risk and interest rate risk
Debentures	—	556,607	—	—	Debentures	(53,832)	5,859
Foreign currencies translation risk
Debentures	—	212,715	—	—	Debentures	(7,609)	(305)

(*)	After tax amount

F-1
61

(7)	Amounts recognized in profit or loss due to the ineffective portion of fair value hedges during the current period are as follows (Unit: Korean Won in millions):

		For the year ended December 31, 2019
		Hedge ineffectiveness recognized in profit or loss	Line item in the profit or loss that includes hedge ineffectiveness
Fair value hedge	Interest rate risk	4,260	Other net operating income (expense)

		For the year ended December 31, 2020
		Hedge ineffectiveness recognized in profit or loss	Line item in the profit or loss that includes hedge ineffectiveness
Fair value hedge	Interest rate risk	(1,852)	Other net operating income (expense)

		For the year ended December 31, 2021
		Hedge ineffectiveness recognized in profit or loss	Line item in the profit or loss that includes hedge ineffectiveness
Fair value hedge	Interest rate risk	16,522	Other net operating income (expense)

(8)	Reclassification of profit or loss from other comprehensive income and equity related to cash flow hedges are as follows (Unit: Korean Won in millions):

		For the year ended December 31, 2019
		Changes in the value of hedging instruments recognized in OCI	Hedge ineffectiveness recognized in profit or loss	Changes in the value of foreign basis spread recognized in OCI	Line item recognized in the profit or loss	Amounts reclassified from cash flow hedge reserve to profit or loss	Line item affected in profit or loss due to reclassification
Cash flow hedge	Interest rate risk	(658)	—	—	Other net operating income (expense)	—	Other net operating income (expense)
	Foreign currencies translation risk and interest rate risk	21,420	944	838	Other net operating income (expense)	(23,541)	Other net operating income (expense)
	Foreign currencies translation risk	7,638	1,601	560	Other net operating income (expense)	(8,215)	Other net operating income (expense)

F-1
62

		For the year ended December 31, 2020
		Changes in the value of hedging instruments recognized in OCI	Hedge ineffectiveness recognized in profit or loss	Changes in the value of foreign basis spread recognized in OCI	Line item recognized in the profit or loss	Amounts reclassified from cash flow hedge reserve to profit or loss	Line item affected in profit or loss due to reclassification
Cash flow hedge	Interest rate risk	(122)	(74)	—	Other net operating income (expense)	—	Other net operating income (expense)
	Foreign currencies translation risk and interest rate risk	(68,270)	(1,049)	5,893	Other net operating income (expense)	64,762	Other net operating income (expense)
	Foreign currencies translation risk	(3,677)	(1,022)	320	Other net operating income (expense)	5,393	Other net operating income (expense)

		For the year ended December 31, 2021
		Changes in the value of hedging instruments recognized in OCI	Hedge ineffectiveness recognized in profit or loss	Changes in the value of foreign basis spread recognized in OCI	Line item recognized in the profit or loss	Amounts reclassified from cash flow hedge reserve to profit or loss	Line item affected in profit or loss due to reclassification
Cash flow hedge	Interest rate risk	1,641	256	—	Other net operating income (expense)	—	Other net operating income (expense)
	Foreign currencies translation risk and interest rate risk	60,394	169	(2,300)	Other net operating income (expense)	(52,126)	Other net operating income (expense)
	Foreign currencies translation risk	8,476	(258)	416	Other net operating income (expense)	(9,045)	Other net operating income (expense)
27. DEFERRED DAY 1 PROFITS OR LOSSES
Changes in deferred day 1 profits or losses are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2019	2020	2021
Beginning balance	25,463	52,259	6,939
New transactions	53,289	22,901	49,523
Amounts recognized in losses	(26,493)	(68,221)	(27,351)

Ending balance	52,259	6,939	29,111

In case some variables to measure fair values of financial instruments are not observable in the market, valuation techniques are utilized to evaluate such financial instruments. Those financial instruments are recorded

F-1
63

the transaction price as at the time of acquisition, even though there are difference noted between the transaction price and the fair value, which is deferred and amortized to maturity using the effective interest method and reflected in profit or loss. The table above presents the difference yet to be realized as profit or losses
.
28. EQUITY

(1)	Details of equity as of December 31, 2020 and 2021 are as follows (Unit: Korean Won in millions):

	December 31, 2020	December 31, 2021
Capital
Common stock capital	3,611,338	3,640,303
Hybrid securities	1,895,366	2,294,381
Capital surplus
Paid in capital in excess of par	608,348	643,544
Others	17,763	38,841

Sub-total	626,111	682,385

Capital adjustments
Treasury stocks	—	(3,819)
Other adjustments (*1)	(1,775,312)	(1,747,242)

Sub-total	(1,775,312)	(1,751,061)

Accumulated other comprehensive income
Financial assets at FVTOCI	(9,833)	(162,522)
Changes in capital due to equity method	(2,609)	(138)
Loss from foreign business translation	(298,363)	(63,781)
Remeasurements of defined benefit plan	(261,195)	(195,944)
Loss on evaluation of cash flow hedge	(1,386)	5,553
Capital related to noncurrent assets held for sale	1,226	279

Sub-total	(572,160)	(416,553)

Retained earnings (*2)(*3)	19,268,265	21,347,472
Non-controlling interest (*4)	3,672,237	3,008,176

Total	26,725,845	28,805,103

(*1)
Included 178,060 million Won in capital transaction gains and losses recognized by Woori Bank and (formerly) Woori Financial Group in 2014 and 2,238,228 million Won due to the spin-off
of Gyeongnam Bank and Gwangju Bank.

(*2)
The regulatory reserve for credit losses in retained earnings amounted to 2,547,547 million Won and 2,568,367 million Won and as of December 31, 2020 and 2021, respectively in accordance with the relevant article.

(*3)
The earned surplus reserve in retained earnings amounted to 62,830 million Won and 122,370 million Won as of December 31, 2020 and 2021 in accordance with the Article 53 of the Financial Holding Company Act.

(*4)
The hybrid securities issued by Woori Bank amounting to 3,105,070 million Won and 2,555,166 million Won as of December 31, 2020 and 2021, respectively, are recognized as non-controlling
interests. 162,362 million Won and 144,923 million Won of dividends for the hybrid securities issued by Woori Bank are allocated to net profit and loss of the non-controlling
interests for the years ended December 31, 2020 and 2021, respectively.

F-16
4

(2)	The number of authorized shares and others of the Group are as follows:

	December 31, 2020	December 31, 2021
Shares of common stock authorized	4,000,000,000 Shares	4,000,000,000 Shares
Par value	5,000 Won	5,000 Won
Shares of common stock issued	722,267,683 Shares	728,060,549 Shares
Capital stock	3,611,338 million Won	3,640,303 million Won

(3)
The Parent company issued 5,792,866 new shares in the stock exchange process with the shareholders of Woori Financial Capital Co., Ltd., and the total number of issued shares changed from 722,267,683 shares as of December 31, 2020 to 728,060,549 shares as of December 31, 2021.

(4)	Hybrid securities
The bond-type hybrid securities classified as owner’s equity are as follows (Unit: Korean Won in millions):

	Issue date	Maturity	Interest rate (%)	December 31, 2020	December 31, 2021
Securities in local currency	2019-07-18	—	3.49	500,000	500,000
Securities in local currency	2019-10-11	—	3.32	500,000	500,000
Securities in local currency	2020-02-06	—	3.34	400,000	400,000
Securities in local currency	2020-06-12	—	3.23	300,000	300,000
Securities in local currency	2020-10-23	—	3.00	200,000	200,000
Securities in local currency	2021-04-08	—	3.15	—	200,000
Securities in local currency	2021-10-14	—	3.60	—	200,000
Issuance cost				(4,634)	(5,619)

Total				1,895,366	2,294,381

The hybrid securities mentioned above do not have maturity date but are redeemable after 5 years from date of issuance.

(5)	Accumulated other comprehensive income
Changes in the accumulated other comprehensive income are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2019
	Beginning balance	Increase (decrease) (*)	Reclassification adjustments	Income tax effect	Ending balance
Net gain (loss) on valuation of financial assets at FVTOCI	(87,182)	(24,180)	43,021	(3,573)	(71,914)
Changes in capital due to equity method	302	(1,420)	—	2,033	915
Gain (loss) on foreign currency translation of foreign operations	(244,735)	96,157	—	(4,409)	(152,987)
Remeasurement gain (loss) related to defined benefit plan	(236,726)	(48,244)	—	13,993	(270,977)
Gain (loss) on valuation of derivatives designated as cash flow hedges	(3,869)	(32,719)	31,756	(860)	(5,692)

Total	(572,210)	(10,406)	74,777	7,184	(500,655)

(*)
The increase and decrease of financial asset valuation profit or loss at fair value through other comprehensive income is a change due to the period evaluation and the reclassification adjustments amounting to 29,368 million Won are due to disposal of equity securities during the period.

F-16
5

	For the year ended December 31, 2020
	Beginning balance	Increase (decrease) (*)	Reclassification adjustments	Classified as held for sale	Income tax effect	Ending balance
Net gain (loss) on valuation of financial assets at FVTOCI	(71,914)	115,167	(30,643)	—	(22,443)	(9,833)
Changes in capital due to equity method	915	(3,171)	—	(1,691)	1,338	(2,609)
Gain (loss) on foreign currency translation of foreign operations	(152,987)	(152,486)	—	—	7,110	(298,363)
Remeasurement gain (loss) related to defined benefit plan	(270,977)	13,492	—	—	(3,710)	(261,195)
Gain (loss) on valuation of derivatives designated as cash flow hedges	(5,692)	4,568	—	—	(262)	(1,386)
Capital related to noncurrent assets held for sale	—	—	—	1,691	(465)	1,226

Total	(500,655)	(22,430)	(30,643)	—	(18,432)	(572,160)

(*)
The increase and decrease of financial asset valuation profit or loss at fair value through other comprehensive income is a change due to the period evaluation and the reclassification adjustments amounting to 2,664 million won are due to disposal of equity securities during the period.

	For the year ended December 31, 2021
	Beginning balance	Increase (decrease) (*)	Reclassification adjustments	Income tax effect	Ending balance
Net gain (loss) on valuation of financial assets at FVTOCI	(9,833)	(174,113)	(32,624)	54,048	(162,522)
Changes in capital due to equity method	(2,609)	3,885	—	(1,414)	(138)
Gain (loss) on foreign currency translation of foreign operations	(298,363)	239,614	—	(5,032)	(63,781)
Remeasurement gain (loss) related to defined benefit plan	(261,195)	90,337	—	(25,086)	(195,944)
Gain (loss) on valuation of derivatives designated as cash flow hedges	(1,386)	6,416	1,221	(698)	5,553
Capital related to noncurrent assets held for sale	1,226	(1,306)	—	359	279

Total	(572,160)	164,833	(31,403)	22,177	(416,553)

(*)
The increase(decrease) of financial asset valuation profit or loss at fair value through other comprehensive income and non-current assets held for sale are changes due to the period evaluation, and the reclassification adjustments amounting to (2,220) million Won, 946 million Won and (947) million Won are due to disposal of equity securities, equity method investments and non-current assets held for sale, respectively during the period.

F-16
6

(6)	Treasury stock
Details of treasury stocks are as follows (Unit: Shares, Korean Won in millions):

	December 31, 2020		December 31, 2021
	Number of shares	Book value	Number of shares	Book value
Beginning balance	2	—	2	—
Acquisition	—	—	343,989	3,819
Disposal	—	—	—	—

Ending balance	2	—	343,991	3,819

29. DIVIDENDS

(1)
Dividends per share and the total dividends for the fiscal year ending December 31, 2020 were 360 Won and 260,017 million Won, respectively, and the dividends were approved at the regular general shareholders’ meeting held on March 26, 2021 and were paid in April 2021.

(2)
On July 23, 2021, the Board of Directors decided to pay an interim dividend of 150 Won per share (total dividend of 108,340 million Won) with July 30, 2021 as the dividend base date, and were paid in August 2021.

(3)
A dividend in respect of the year ended December 31, 2021, of 750 Won per share, amounting to a total dividend of 546,044 million Won, was approved by shareholders at the annual general meeting on March 25, 2022.

30. NET INTEREST INCOME

(1)	Interest income recognized is as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2019	2020	2021
Financial assets at FVTPL	50,619	48,612	45,803
Financial assets at FVTOCI	474,751	437,527	381,814
Financial assets at amortized cost
Loans and other financial assets at amortized cost
Interest on due from banks	141,330	53,586	46,600
Interest on loans	9,443,740	8,570,173	9,065,074
Interest of other receivables	29,990	30,967	30,538

Sub-total	9,615,060	8,654,726	9,142,212

Securities at amortized cost	436,340	382,988	324,920

Sub-total	10,051,400	9,037,714	9,467,132

Total	10,576,770	9,523,853	9,894,749

F-16
7

(2)	Details of interest expense recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2019	2020	2021
Interest on deposits due to customers	3,424,441	2,486,523	1,906,858
Interest on borrowings	383,213	269,985	219,994
Interest on debentures	777,322	722,551	727,093
Other interest expense	89,002	36,964	47,647
Interest on lease liabilities	9,086	9,318	7,436

Total	4,683,064	3,525,341	2,909,028

31. NET FEES AND COMMISSIONS INCOME

(1)	Details of fees and commissions income recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2019	2020	2021
Fees and commission received for brokerage	156,578	162,653	182,794
Fees and commission received related to credit	189,597	195,391	197,125
Fees and commission received for electronic finance	137,289	125,107	131,941
Fees and commission received on foreign exchange handling	61,756	55,984	56,210
Fees and commission received on foreign exchange	92,408	69,017	73,894
Fees and commission received for guarantee	71,106	74,647	76,428
Fees and commission received on credit card	548,580	507,852	573,048
Fees and commission received on securities business	113,346	79,606	100,991
Fees and commission from trust management	180,290	160,564	216,203
Fees and commission received on credit information	12,626	13,254	10,220
Fees and commission received related to lease	4,753	84,164	374,900
Other fees	140,997	165,777	177,951

Total	1,709,326	1,694,016	2,171,705

(2)	Details of fees and commissions expense incurred are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2019	2020	2021
Fees and commissions paid	189,789	246,824	261,734
Credit card commission	407,689	424,316	425,796
Brokerage commission	775	551	1,605
Others	8,445	8,286	11,795

Total	606,698	679,977	700,930

32. DIVIDEND INCOME

(1)	Details of dividend income recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2019	2020	2021
Dividend income related to financial assets at FVTPL	86,979	120,158	284,683
Dividend income related to financial assets at FVTOCI	20,980	18,385	24,528

Total	107,959	138,543	309,211

F-16
8

(2)	Details of dividends related to financial assets at FVTOCI are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2019	2020	2021
Dividend income recognized from assets held:
Equity securities	20,980	18,385	24,528
33. NET GAIN OR LOSS ON FINANCIAL INSTRUMENTS AT FAIR VALUE THROUGH PROFIT OR LOSS MANDATORILY MEASURED AT FAIR VALUE

(1)	Details of gains or losses related to net gain or loss on financial instruments at FVTPL are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2019	2020	2021
Gain on financial instruments at fair value through profit or loss measured at fair value	58,692	422,374	325,649
Gain (loss) on financial instruments at fair value through profit or loss designated as upon initial recognition	(33,237)	(665)	102

Total	25,455	421,709	325,751

9

(2) Details of net gain or loss on financial instruments at fair value through profit or loss measured at fair value are as follows (Unit: Korean Won in millions):

			For the years ended December 31
			2019	2020	2021
Financial assets at FVTPL	Securities	Gain on transactions and valuation	186,394	142,551	249,803
		Loss on transactions and valuation	(80,306)	(122,506)	(197,172)

		Sub-total	106,088	20,045	52,631

	Loans	Gain on transactions and valuation	1,556	15,299	24,674
		Loss on transactions and valuation	(21)	(8,087)	(6,770)

		Sub-total	1,535	7,212	17,904

	Other financial assets	Gain on transactions and valuation	3,963	10,902	17,034
		Loss on transactions and valuation	(3,570)	(10,257)	(12,370)

		Sub-total	393	645	4,664

	Sub-total		108,016	27,902	75,199

Derivatives (Held for trading)	Interest rate derivatives	Gain on transactions and valuation	1,507,254	1,727,585	2,020,004
		Loss on transactions and valuation	(1,615,833)	(1,998,824)	(1,746,752)

		Sub-total	(108,579)	(271,239)	273,252

	Currency derivatives	Gain on transactions and valuation	6,872,513	12,562,354	9,685,798
		Loss on transactions and valuation	(6,855,447)	(11,906,353)	(9,715,260)

		Sub-total	17,066	656,001	(29,462)

	Equity derivatives	Gain on transactions and valuation	839,196	1,835,497	1,754,671
		Loss on transactions and valuation	(796,336)	(1,825,372)	(1,744,294)

		Sub-total	42,860	10,125	10,377

	Other derivatives	Gain on transactions and valuation	695	—	64
		Loss on transactions and valuation	(1,366)	(415)	(3,781)

		Sub-total	(671)	(415)	(3,717)

	Sub-total		(49,324)	394,472	250,450

	Total		58,692	422,374	325,649

F-1
70

(3)	Details of net gain (loss) on financial instruments at fair value through profit or loss designated as upon initial recognition are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2019	2020	2021
Gain (loss) on equity-linked securities	(33,237)	(665)	102
34. NET GAIN OR LOSS ON FINANCIAL ASSETS AT FVTOCI
Details of net gain or loss on financial assets at FVTOCI recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2019	2020	2021
Gain on redemption of securities	15	(57)	(23)
Gain on transaction of securities	11,000	24,195	32,647

Total	11,015	24,138	32,624

35. REVERSAL OF (PROVISION FOR) IMPAIRMENT LOSSES DUE TO CREDIT LOSS
Reversal of (provision for) impairment losses due to credit loss are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2019	2020	2021
Impairment loss due to credit losses on financial assets measured at FVTOCI	(3,297)	(1,529)	(4,909)
Reversal of (provision for) impairment loss due to credit losses on securities at amortized cost	1,415	934	(664)
Provision for impairment loss due to credit losses on loan and other financial assets at amortized cost	(385,758)	(792,250)	(551,957)
Reversal of provision on guarantee	4,352	18,348	10,701
Reversal of (provision for) unused loan commitment	9,044	(9,874)	9,991

Total	(374,244)	(784,371)	(536,838)

F-17
1

36. GENERAL AND ADMINISTRATIVE EXPENSES AND OTHER NET OPERATING INCOME (EXPENSES)

(1)	Details of general and administrative expenses recognized are as follows (Unit: Korean Won in millions):

			For the years ended December 31
			2019	2020	2021
Employee benefits	Short-term employee benefits	Salaries	1,584,791	1,638,341	1,775,018
		Employee fringe benefits	475,238	506,048	545,534
	Share based payment		6,328	7,495	17,774
	Retirement benefit service costs		168,423	178,455	181,797
	Termination		156,441	202,259	180,872

	Sub-total		2,391,221	2,532,598	2,700,995

Depreciation and amortization			481,176	520,969	524,154
Other general and administrative expenses	Rent		85,705	78,707	83,879
	Taxes and public dues		137,137	129,904	135,015
	Service charges		235,117	244,825	231,852
	Computer and IT related		93,573	108,810	117,875
	Telephone and communication		70,220	72,711	79,145
	Operating promotion		45,594	45,891	44,248
	Advertising		85,887	94,880	101,384
	Printing		7,845	6,954	6,449
	Traveling		13,255	7,263	7,449
	Supplies		7,736	12,127	7,642
	Insurance premium		9,668	10,805	10,692
	Reimbursement		23,577	16,500	13,483
	Maintenance		18,495	18,367	20,808
	Water, light and heating		15,272	14,993	14,520
	Vehicle maintenance		10,564	10,225	11,590
	Others		34,035	29,652	36,231

	Sub-total		893,680	902,614	922,262

Total			3,766,077	3,956,181	4,147,411

F-1
72

(2)	Details of other operating income recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2019	2020	2021
Gain on transactions of foreign exchange	602,115	758,347	562,935
Gain related to derivatives (Designated for hedging)	126,651	67,395	61,271
Gain on fair value hedged items	231	9,646	106,253
Others	45,706	63,702	172,044

Total	774,703	899,090	902,503

(3)	Details of other operating expenses recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2019	2020	2021
Losses on transactions of foreign exchange	192,331	679,350	450,698
KDIC deposit insurance premium	333,600	371,054	406,276
Contribution to miscellaneous funds	317,667	327,911	367,961
Losses related to derivatives (Designated for hedging)	3,686	82,746	93,084
Losses on fair value hedged items	86,214	68,508	1,947
Others ( * )	143,786	189,959	469,938

Total	1,077,284	1,719,528	1,789,904

(*)
Other expense includes 22,317 million Won, 11,890 million Won and 13,963 million Won for intangible asset amortization cost for the years ended December 31, 2019, 2020 and 2021 respectively. In addition, it includes 52,504 million Won and 250,971 million Won for lease depreciation cost for the years ended December 31, 2020 and 2021, respectively.

(4)	Share-based payment
Details of performance condition share-based payment granted to executives as of December 31, 2020 and 2021 are as follows:

1)	Performance condition share-based payment

Subject to		Shares granted for the year 2019
Type of payment		Cash-settled
Vesting period		January 1, 2019 ~ December 31, 2022
Date of payment		2023-01-01
Fair value (*1)		12,527 Won
Valuation method		Black-Scholes Model
Expected dividend rate		4.28%
Expected maturity date		1 year
Number of shares remaining	As of December 31, 2020	602,474 shares
	As of December 31, 2021	602,474 shares
Number of shares granted (*2)	As of December 31, 2020	602,474 shares
	As of December 31, 2021	602,474 shares

F-1
73

Subject to		Shares granted for the year 2020
Type of payment		Cash-settled
Vesting period		January 1, 2020 ~ December 31, 2023
Date of payment		2024-01-01
Fair value (*1)		12,003 Won
Valuation method		Black-Scholes Model
Expected dividend rate		4.28%
Expected maturity date		2 years
Number of shares remaining	As of December 31, 2020	944,343 shares
	As of December 31, 2021	944,343 shares
Number of shares granted (*2)	As of December 31, 2020	944,343 shares
	As of December 31, 2021	944,343 shares

Subject to		Shares granted for the year 2021
Type of payment		Cash-settled
Vesting period		January 1, 2021 ~ December 31, 2024
Date of payment		2025-01-01
Fair value (*1)		11,501 Won
Valuation method		Black-Scholes Model
Expected dividend rate		4.28%
Expected maturity date		3 years
Number of shares remaining	As of December 31, 2020	—
	As of December 31, 2021	1,105,515 shares
Number of shares granted (*2)	As of December 31, 2020	—
	As of December 31, 2021	1,105,515 shares

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
non-performing
loan ratio, and job performance.

2)
The Group accounts for performance condition share-based payments according to the cash-settled method and the fair value of the liabilities is reflected in the compensation costs by re-measuring
every closing period. As of December 31, 2020 and 2021, the book value of the liabilities related to the performance condition share-based payments recognized by the Group amounts to 13,823 million Won and 31,597 million Won, respectively.

F-17
4

37.
NON-OPERATING
INCOME (EXPENSES)

(1)	Details of gains or losses on valuation of investments in joint ventures and associates are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2019	2020	2021
Gains on valuation of investments in joint ventures and associates	103,775	125,602	80,268
Reversal of impairment losses of investments in joint ventures and associates	—	—	1,744
Losses on valuation of investments in joint ventures and associates	(16,144)	(23,283)	(7,405)
Impairment losses of investments in joint ventures and associates	(3,634)	(1,242)	(12,411)

Total	83,997	101,077	62,196

(2)	Details of other non-operating income and expenses recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2019	2020	2021
Other non-operating income	68,459	133,195	188,129
Other non-operating expenses	(229,383)	(313,415)	(223,029)

Total	(160,924)	(180,220)	(34,900)

(3)	Details of other non-operating income recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2019	2020	2021
Rental fee income	10,106	15,190	15,056
Gains on disposal of investments in joint ventures and associates	—	3,470	70,834
Gains on disposal of premises and equipment, intangible assets and other assets	1,632	9,715	51,083
Reversal of impairment loss of premises and equipment, intangible assets and other assets	103	172	166
Others (*)	56,618	104,648	50,990

Total	68,459	133,195	188,129

(*)	Included 67,427 million Won of profit from bargain purchase for the year ended December 31, 2020.

F-17
5

(4)	Details of other non-operating expenses recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2019	2020	2021
Depreciation on investment properties	2,225	2,689	2,809
Operating expenses on investment properties	834	762	1,174
Losses on disposal of investment in joint ventures and associates	—	—	174
Losses on disposal of premises and equipment, intangible assets and other assets	3,433	2,717	3,354
Impairment losses of premises and equipment, intangible assets and other assets	28,295	8,763	656
Donation	62,545	44,504	39,335
Others (* )	132,051	253,980	175,527

Total	229,383	313,415	223,029

(*)	Ot h ers i nclude 224,427 million Won and 138,117 million Won of other extraordinary losses related to other provisions or accounts payable for the years ended December 31, 2020 and 2021.
38. INCOME TAX EXPENSE

(1)	Details of income tax expenses are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2019	2020	2021
Current tax expense
Current tax expense with respect to the current period	612,680	501,223	884,843
Adjustments recognized in the current period in relation to the tax expense of prior periods	(65,227)	4,914	2,074

Sub-total	547,453	506,137	886,917

Deferred tax expense
Change in deferred tax assets (liabilities) due to temporary differences	130,816	(1,702)	15,672
Income tax expense (income) directly attributable to equity	7,184	(18,433)	22,177

Sub-total	138,000	(20,135)	37,849

Income tax expense	685,453	486,002	924,766

F-17
6

(2)	Income tax expense reconciled to net income before income tax expense is as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2019	2020	2021
Net income before income tax expense	2,723,049	2,001,251	3,687,045
Tax calculated at statutory tax rate (*)	738,476	514,456	942,991
Adjustments:
Effect of income that is exempt from taxation	(61,730)	(42,440)	(41,335)
Effect of expenses that are not deductible in determining taxable income	31,549	19,451	18,933
Adjustments recognized in the current period in relation to the current tax of prior periods	(65,227)	4,914	3,078
Others	42,385	(10,379)	1,099

Sub-total	(53,023)	(28,454)	(18,225)

Income tax expense	685,453	486,002	924,766

Effective tax rate	25.2%	24.3%	25.08%

(*)
The applicable income tax rate: 1) 11% for taxable income below 200 million Won, 2) 22% for above 200 million Won and below 20 billion Won, 3) 24.2% for above 20 billion Won and below 300 billion Won, 4) 27.5% for above 300 billion Won.

(3)	Changes in cumulative temporary differences for the years ended December 31, 2019, 2020 and 2021, are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2019
	Beginning balance	Business combination	Recognized as income (expense)	Recognized as other comprehensive income (expense) (*2)	Ending Balance
Gain (loss) on financial assets	372,346	1,360	(91,781)	(3,573)	278,352
Gain (loss) on valuation using the equity method of accounting	28,354	90	(17,648)	(83)	10,713
Gain (loss) on valuation of derivatives	(27,507)	6	(48,217)	306	(75,412)
Accrued income	(55,846)	(52)	(10,486)	—	(66,384)
Provision for loan losses	(52,345)	—	(366)	—	(52,711)
Loan and receivables written off	6,672	—	221	—	6,893
Loan origination costs and fees	(154,431)	—	(8,011)	—	(162,442)
Defined benefit liability	360,087	1,131	21,234	13,850	396,302
Deposits with employee retirement insurance trust	(318,330)	(1,131)	(62,458)	143	(381,776)
Provision for guarantee	11,374	—	(3,459)	—	7,915
Other provision	75,194	76	10,958	2,228	88,456
Others (*1)	(204,083)	(6,927)	72,013	(5,687)	(144,684)

Net deferred tax assets	41,485	(5,447)	(138,000)	7,184	(94,778)

(*1)	Among the deferred tax assets and liabilities classified as ‘Others,’ the deferred tax asset arising from unused tax losses amounts to 21,656 million Won.
(*2)	Includes 2,737 million Won presented on non-controlling interests.

F-17
7

	For the year ended December 31, 2020
	Beginning balance	Business combination	Recognized as income (expense)	Recognized as other comprehensive income (expense)	Ending Balance
Gain (loss) on financial assets	278,352	2,243	19,121	(23,221)	276,495
Gain on valuation using the equity method of accounting	10,713	—	21,499	1,385	33,597
Gain (loss) on valuation of derivatives	(75,412)	675	(67,423)	(192)	(142,352)
Accrued income	(66,384)	(4,392)	4,548	—	(66,228)
Provision for loan losses	(52,711)	2,201	4,015	—	(46,495)
Loan and receivables written off	6,893	—	1,328	—	8,221
Loan origination costs and fees	(162,442)	(14,131)	6,377	—	(170,196)
Defined benefit liability	396,302	7,923	41,186	(3,404)	442,007
Deposits with employee retirement insurance trust	(381,776)	(6,369)	(36,858)	97	(424,906)
Provision for guarantee	7,915	3,441	(1,871)	—	9,485
Other provision	88,456	—	(3,283)	—	85,173
Others ( * )	(144,684)	(12,678)	31,494	6,904	(118,964)

Net deferred tax assets	(94,778)	(21,087)	20,133	(18,431)	(114,163)

(*)	Among the deferred tax assets and liabilities classified as ‘Others,’ the deferred tax asset arising from unused tax losses amounts to 24,059 million Won.

	For the year ended December 31, 2021
	Beginning balance	Recognized as income (expense)	Recognized as other comprehensive income (expense)	Ending Balance
Gain (loss) on financial assets	276,495	(57,187)	54,048	273,356
Gain on valuation using the equity method of accounting	33,597	(17,282)	(1,055)	15,260
Gain (loss) on valuation of derivatives	(142,352)	(6,755)	(698)	(149,805)
Accrued income	(66,228)	(16,254)	—	(82,482)
Provision for loan losses	(46,495)	11,870	—	(34,625)
Loan and receivables written off	8,221	23	—	8,244
Loan origination costs and fees	(170,196)	(24,267)	—	(194,463)
Defined benefit liability	442,007	32,890	(25,282)	449,615
Deposits with employee retirement insurance trust	(424,906)	(7,291)	196	(432,001)
Provision for guarantee	9,485	(2,061)	—	7,424
Other provision	85,173	15,398	—	100,571
Others (*)	(118,964)	24,193	(5,032)	(99,803)

Net deferred tax assets	(114,163)	(46,723)	22,177	(138,709)

(*)	Among the deferred tax assets and liabilities classified as ‘Others,’ the deferred tax asset arising from unused tax losses amounts to 8,838 million Won.

F-17
8

(4)	Unrealizable temporary differences are as follows (Unit: Korean Won in millions):

	December 31, 2020	December 31, 2021
Deductible temporary differences	327,139	303,067
Tax loss carry forward	97,898	63,908
Taxable temporary differences	(10,409,344)	(8,025,672)

Total	(9,984,307)	(7,658,697)

No deferred income tax asset has been recognized for the deductible temporary difference of 264,000 million Won associated with investments in subsidiaries as of December 31, 2021, because it is not probable that the temporary differences will be reversed in the foreseeable future. 39,067 million Won associated with others, respectively, as of December 31, 2021, due to the uncertainty that these will be realized in the future.
No deferred income tax liability has been recognized for the taxable temporary difference of 8,025,673 million Won associated with investment in subsidiaries as of December 31, 2021, due to the following reasons:

•	The Group is able to control the timing of the reversal of the temporary difference.

•	It is probable that the temporary difference will not be reversed in the foreseeable future.
As of December 31, 2021, the expected extinctive date of tax loss carry forward that are not recognized as deferred tax assets are as follows (Unit: Korean Won in millions):

	1 year or less	1 –2 years	2 –3 years	More than 3 years
Tax loss carry forward	14,688	33,464	12,199	3,557

(5)	Details of accumulated deferred tax charged directly to other equity are as follows (Unit: Korean Won in millions):

	December 31, 2020	December 31, 2021
Gain on valuation of financial assets at FVTOCI	4,628	58,677
Gain on valuation of equity method investments	3,133	2,078
Gain on foreign currency translation of foreign operations	10,883	5,689
Remeasurements of the net defined benefit liability	101,128	74,790
Gain on derivatives designated as cash flow hedge	556	(843)

Total	120,328	140,391

(6)	Current tax assets and liabilities are as follows (Unit: Korean Won in millions):

	December 31, 2020	December 31, 2021
Current tax assets	75,655	22,598
Current tax liabilities	370,718	584,491

9

39. EARNINGS PER SHARE (“EPS”)

(1)
Basic EPS is calculated by dividing net income attributable to common shareholders by weighted-average number of common shares outstanding (Unit: Korean Won in millions, except for EPS and number of shares):

	For the years ended December 31
	2019	2020	2021
Net income attributable to common shareholders	1,872,207	1,307,266	2,542,844
Dividends to hybrid securities	(4,362)	(48,915)	(66,250)
Net income attributable to common shareholders	1,867,845	1,258,351	2,476,594
Weighted average number of common shares outstanding (Unit: million shares)	685	722	724
Basic EPS (Unit: Korean Won)	2,727	1,742	3,419

(2)	The weighted average number of common shares outstanding is as follows (Unit: number of shares, days):

	For the year ended December 31, 2020
	Period	Number of shares	Dates (Unit: Day)	Accumulated number of shares outstanding during period
Common shares issued at the beginning of the period	2020-01-01 ~ 2020-12-31	722,267,683	366	264,349,971,978
Treasury stock	2020-01-01 ~ 2020-12-31	(2)	366	(732)

Sub-total (①)				264,349,971,246

Weighted average number of common shares outstanding (②=(①/366)				722,267,681

	For the year ended December 31, 2021
	Period	Number of shares	Dates (Unit: Day)	Accumulated number of shares outstanding during period
Common shares issued at the beginning of the period	2021-01-01 ~ 2021-12-31	722,267,683	365	263,627,704,295
Treasury stocks	2021-01-01 ~ 2021-12-31	(2)	365	(730)
Issuance of new shares (comprehensive share exchange)	2021-08-10 ~ 2021-12-31	5,792,866	144	834,172,704
Acquisition of treasury stocks	2021-08-10 ~ 2021-12-31	(343,989)	144	(49,534,416)

Sub-total (①)				264,412,341,853

Weighted average number of common shares outstanding (②=(①/365)				724,417,375

Diluted EPS is equal to basic EPS because there is no dilution effect for the years ended December 31, 2020 and 2021.

F-1
80

40. CONTINGENT LIABILITIES AND COMMITMENTS

(1)	Details of guarantees are as follows (Unit: Korean Won in millions):

	December 31, 2020	December 31, 2021
Confirmed guarantees
Guarantee for loans	103,229	38,897
Acceptances	602,014	622,758
Guarantees in acceptances of imported goods	78,395	111,195
Other confirmed guarantees	6,491,608	7,215,557

Sub-total	7,275,246	7,988,407

Unconfirmed guarantees
Local letters of credit	187,146	243,072
Letters of credit	3,025,923	3,186,513
Other unconfirmed guarantees	403,652	778,088

Sub-total	3,616,721	4,207,673

Commercial paper purchase commitments and others	917,489	791,729

Total	11,809,456	12,987,809

(*)	Includes financial guarantees of 4,163,382 million Won and 3,960,383 million Won as of December 31, 2020 and December 31, 2021, respectively.

(2)	Details of unused loan commitments and others are as follows (Unit: Korean Won in millions):

	December 31, 2020	December 31, 2021
Loan commitments	112,088,680	114,414,462
Other commitments (*)	7,827,774	5,652,557

(*)
As of December 31, 2020 and 2021, the amount of unsecured bills (purchase note sales) and discounts on electronic short-term bond sales (purchase) are 2,894,688 million Won and 2,225,226 million Won, respectively.

(3)	Litigation case
Litigation case that the key Group is a defendant in a lawsuit pending (excluding fraud lawsuits and those lawsuits that are filed only to extend the statute of limitation, etc.) are 460 cases (litigation value of 413,744 million Won) and 475 cases (litigation value of 578,505 million Won) as of December 31, 2020 and 2021 respectively, and provisions for litigations are 24,873 million Won and 24,823 million Won.

(4)	Other commitments

1)
The Group decided to enter into a stock sales agreement with a major shareholder of Woori Asset Trust Co., Ltd. (formerly, Kukje Asset Trust Co., Ltd.) to acquire 44.5% of interest (58.6% of voting rights) in July, 2019, and to acquire additional 21.3% of interest (28.0% of voting rights) after a certain period. As a result, the Group acquired the interest of the first sales agreement in December 2019 and is planning to acquire the interest of the second sales agreement after a certain period. In regard to this acquisition, the Group recognized 121,420 million Won as other financial liabilities for the second sales agreement.

2)	As of December 31, 2021, Woori Asset Trust Co., Ltd., a subsidiary, has agreed to carry out construction completion obligations for 96 constructions, which includes the construction of residential

F-1
81

and commercial complexes in Busan
(U-dong,
Haeundae-gu).
Land Trust responsible for Construction and Management is a trust that bears the obligation to fulfill the responsibility of the constructor and to compensate the loan financial institution for damages if the Group fails to fulfill the construction completion obligation. As of December 31, 2021, the total PF loan amount of PF loan institutions invested in the project of the Land Trust responsible for Construction and Management is
3,269,955
million Won. Although additional losses may occur in relation to the construction completion obligations, the financial statements as of December 31, 2021 do not reflect these effects since losses are unlikely and the amount cannot be estimated reliably.

3)
Pursuant to some contracts related to asset securitization, the Group utilizes various prerequisites as triggering events causing early redemption, limiting risks that investors bear due to change in asset quality. Breach of such triggering clause leads to an early redemption of the securitized bonds.

41.	RELATED PARTY TRANSACTIONS
Related parties of the Group as of December 31, 2020 and 2021, and assets and liabilities recognized, guarantees and commitments, major transactions with related parties and compensation to key management for the years ended December 31, 2020 and 2021 are as follows. Please refer to Note 13 for the details of joint ventures and associates.

(1)	Assets and liabilities from transactions with related parties are as follows (Unit: Korean Won in millions):

Related parties		Account title	December 31, 2020	December 31, 2021
Associates	W Service Networks Co., Ltd.	Loans	21	20
		Deposits due to customers	2,183	2,832
		Accrued expenses	6	6
		Other liabilities	459	425
	Korea Credit Bureau Co., Ltd.	Loans	1	2

		Deposits due to customers	2,311	1,557
		Other liabilities	5	—
	Korea Finance Security Co., Ltd.	Loans	3,440	3,425
		Allowance for credit losses	(6)	(6)

		Deposits due to customers	1,927	1,887
		Other liabilities	1	2
	Chin Hung International Inc.	Loans	257	—
		Allowance for credit losses	(3)	—

		Deposits due to customers	8,715	—
		Other liabilities	171	—
	LOTTE CARD Co. Ltd.	Loans	7,500	3,750
		Allowance for credit losses	(77)	(39)
		Other assets	12	10

		Deposits due to customers	2,697	13,482
		Other liabilities	113	91
	K BANK Co., Ltd.	Loans	104	99

		Account receivables	26	29
		Other assets	3,835	—
		Other liabilities	808	84,935

F-18
2

Related parties	Account title	December 31, 2020	December 31, 2021
Well to Sea No.3 Private Equity Fund	Deposits due to customers	4,997	—

Others (*1)	Loans	44,036	73,940
	Allowance for credit losses	(126)	(124)
	Other assets	651	739
	Deposits due to customers	5,831	1,063
	Other liabilities	5	3

(*1)
Others include IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership, Woori Growth Partnerships New Technology Private Equity Fund, Partner One Value Up I Private Equity Fund and etc., as of December 31, 2020 and 2021.

(2)	Gain or loss from transactions with related parties are as follows (Unit: Korean Won in millions):

			For the years ended December 31
Related parties		Account title	2019	2020	2021
Associates	W Service Network Co., Ltd.	Other income	32	32	30
		Interest expenses	20	13	7
		Fees expenses	448	525	612
		Reversal of allowance for credit losses	(3)	(4)	—
		Other expenses	1,423	2,174	1,878
	Korea Credit Bureau Co., Ltd.	Interest expenses	29	5	4
		Fees expenses	2,608	3,155	3,503
		Other expenses	—	—	68
	Korea Finance Security Co., Ltd.	Interest income	—	70	80
		Interest expenses	9	3	2
		Provision of allowance for credit losses	8	3	1
		Other expenses	112	100	92
	Chin Hung International Inc.	Interest expenses	35	19	—
		Provision (Reversal) of allowance for credit losses	44	(145)	—
	LOTTE CARD Co., Ltd.	Interest income	213	311	196
		Fees income	593	2,748	10,248
		Interest expenses	53	68	462
		Provision (Reversal) of allowance for credit losses	30	171	(59)
	K BANK Co., Ltd.	Fees income	1,468	1,763	1,952
		Fees expenses	—	—	636
	Well to Sea No.3 Private Equity Fund	Interest income	1,774	1,883	—
		Interest expenses	11	5	—
		Reversal of allowance for credit loss	(18)	(55)	—
	Others (*1)(*2)	Interest income	—	—	679
		Fees income	1,281	2,677	5,546
		Dividends income	—	52	—
		Other income	17	16	—
		Interest expenses	55	28	17
		Reversal of allowance for credit loss	(5)	—	(2)

(*1)
Others include Saman Corporation, Woori-Shinyoung
Growth-Cap
Private Equity Fund, Woori Hanhwa Eureka Private Equity Fund, Kyesan Engineering Co., Ltd., DAEA SNC Co., Ltd. and etc, as of December 31, 2019.

(*2)	Others include Woori Growth Partnerships New Technology Private Equity Fund, Partner One Value Up I Private Equity Fund, and etc., as of December 31, 2020 and 2021.

F-1
83

(3)	Major loan transactions with related parties for the years ended December 31, 2019, 2020 and 2021 are as follows (Unit: Korean Won in millions):

		For the year ended December 31, 2019
Related parties		Beginning balance	Loan	Collection	Ending balance (*)
Associates	W Service Network Co., Ltd.	69	315	361	23
	Korea Credit Bureau Co., Ltd.	7	26	30	3
	Korea Finance Security Co., Ltd.	57	2,426	623	1,860
	Chin Hung International Inc	241	2,338	2,335	244
	LOTTE CARD Co., Ltd.	—	7,500	—	7,500
	K BANK Co., Ltd.	185	2,249	2,293	141
	Well to Sea No. 3 Private Equity Fund	1,857	2,633	—	4,490

(*)	Payments that occurred for business reasons among related parties are excluded and net increase or decrease was used for limited credit loan.

		For the year ended December 31, 2020
Related parties		Beginning balance	Loan	Collection	Ending balance (*)
Associates	W Service Network Co., Ltd.	23	337	339	21
	Korea Credit Bureau Co., Ltd.	3	17	19	1
	Korea Finance Security Co., Ltd.	1,860	2,133	553	3,440
	LOTTE CARD Co., Ltd.	7,500	—	—	7,500
	K BANK Co., Ltd.	141	1,942	1,979	104
	Well to Sea No. 3 Private Equity Fund	4,490	—	4,490	—

(*)	Payments that occurred for business reasons among related parties are excluded and net increase or decrease was used for limited credit loan.

		For the year ended December 31, 2021
Related parties		Beginning balance	Loan	Collection	Others	Ending balance (*)
Associates	W Service Network Co., Ltd.	21	248	249	—	20
	Korea Credit Bureau Co., Ltd.	1	11	10	—	2
	Korea Finance Security Co., Ltd.	3,440	333	348	—	3,425
	LOTTE CARD Co., Ltd.	7,500	—	3,750	—	3,750
	K BANK Co., Ltd.	104	1,769	1,774	—	99
	Godo Kaisha Oceanos 1	44,036	—	—	(1,003)	43,033
	Woori Zip 1	—	13,121	—	(346)	12,775
	Woori Zip 2	—	18,624	—	(492)	18,132

(*)	Payments that occurred for business reasons among related parties are excluded and net increase or decrease was used for limited credit loan.

F-18
4

(4)	Details of changes in major deposits due to customers with related parties for the year December 31, 2019, 2020 and 2021 are as follows (Unit: Korean Won in millions):

		For the year ended December 31, 2019
Related parties		Beginning balance	Increase	Decrease	Ending balance (*1)
Associates	Saman Corporation (*2)	2,436	86	—	2,522
	W Service Networks Co., Ltd	1,180	1,460	1,460	1,180
	Chin Hung International Inc	765	400	765	400
	Partner One Value Up I Private Equity Fund	1,403	1,617	1,870	1,150
	Korea Credit Bureau Co., Ltd.	6,000	—	6,000	—
	Korea Finance Security Co., Ltd.	535	25	560	—

(*1)	Details of payment between related parties, demand deposit due to customers and etc. are excluded.
(*2)	Excluded from the related parties due to the loss of significant influence for the year ended December 31, 2019.

		For the year ended December 31, 2020
Related parties		Beginning balance	Increase	Decrease	Ending balance (*)
Associates	W Service Networks Co., Ltd	1,180	1,180	1,180	1,180
	Chin Hung International Inc	400	—	400	—
	Partner One Value Up I Private Equity Fund	1,150	1,737	2,024	863
	Korea Credit Bureau Co., Ltd.	—	1,000	—	1,000

(*)	Details of payment between related parties, demand deposit due to customers and etc. are excluded.

		For the year ended December 31, 2021
Related parties		Beginning balance	Increase	Decrease	Ending balance (*)
Associates	W Service Networks Co., Ltd	1,180	1,180	1,180	1,180
	Partner One Value Up I Private Equity Fund	863	637	1,171	329
	Korea Credit Bureau Co., Ltd.	1,000	—	1,000	—

(*)	Details of payment between related parties, demand deposit due to customers and etc. are excluded.

(5)	There are no major borrowing transactions with related parties for the years ended December 31, 2020 and 2021.

(6)	Guarantees provided to the related parties are as follows (Unit: Korean Won in millions):

Warrantee	December 31, 2020	December 31, 2021	Warranty
Korea Finance Security Co., Ltd.	820	835	Unused loan commitment
Korea Credit Bureau Co., Ltd.	34	33	Unused loan commitment
W Service Network Co., Ltd.	179	180	Unused loan commitment
Chin Hung International Inc.	16,167	—	Unused loan commitment
K BANK Co., Ltd.	196	201	Unused loan commitment
LOTTE CARD Co. Ltd.	500,000	500,000	Unused loan commitment
As of December 31, 2020 and 2021, the recognized payment guarantee provisions are 284 million Won and 93 million Won, respectively, in relation to the guarantees provided to the related parties above.

F-18
5

(7)	Amount of commitments with the related parties

Warrantee	December 31, 2020	December 31, 2021	Warranty
Together-Korea Government Private Pool Private Securities Investment Trust No.3	990,000	—	Securities purchase commitment
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership	9,704	4,664	Securities purchase commitment
WooriG Senior Loan General Type Private Investment Trust No.1	53,041	14,284	Securities purchase commitment
Woori Seoul Beltway Private Special Asset Fund No.1	41,393	39,458	Securities purchase commitment
Woori-Shinyoung Growth-Cap Private Equity Fund I	12,799	—	Securities purchase commitment
Woori-Q Corporate Restructuring Private Equity Fund	36,355	11,109	Securities purchase commitment
Union Technology Finance Investment Association	10,500	2,250	Securities purchase commitment
Genesis Eco No.1 Private Equity Fund	—	195	Securities purchase commitment
Genesis Environmental Energy Company 1st Private Equity Fund	916	916	Securities purchase commitment
JC Assurance No.2 Private Equity Fund	1,650	1,351	Securities purchase commitment
Crevisse Raim Impact 1st Startup Venture Specialist Private Equity Fund	550	425	Securities purchase commitment
PCC-Woori LP Secondary Fund	2,525	—	Securities purchase commitment
WooriG Oncorp Corporate support of Major Industry General Type Private Investment Trust (Type 2)	—	669	Securities purchase commitment

(8)	Major investment and Recovery transactions
The details of major investment and recovery transactions with related parties for the year ended December 31, 2020 and 2021 are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2020
The same parent company and its associates	Investment and others	Recovery and others
WooriG Public Offering stock 10 securities Investment Trust [Bond mixed] C(F)	1,000	—
WooriG IGIS Securities Investment Trust [Bond] C(F)	1,300	—

F-18
6

	For the year ended December 31, 2021
The same parent company and its associates	Investment and others (*)	Recovery and others (*)
Woori China Mainland Stock Securities Investment Trust	—	568
Woori Long-term government bond securities Investment Trust No.1	2,000	—
Woori New MMF No.3	—	20,105
Woori Multi-Return Securities Investment Trust 1	8,000	—
Woori Multi-Return Securities Investment Trust 2 (Balanced Bond)	8,000	—
Woori Short term Plus Securities Investment Trust	200	—
Woori Smart New Deal 30 Target Conversion Securities Investment trust No.3	200	—
Woori Smart Balance Securities Investment Trust (Stock)	500	—
Woori ACE Public Offering stock Alpha Securities Investment Trust (Bond Mixed)	200	—
WooriG Oncorp Corporate support of Major Industry General Type Private Investment Trust (Type 2)	831	—
WooriG Public Offering stock 10 securities Investment Trust [Bond mixed] C(F)	—	1,064
WooriG IGIS Securities Investment Trust [Bond] C(F)	—	1,306

(*)	Investment and recovery transactions of associates are described in Note 13.(2)

(9)	Compensation for key management is as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2019	2020	2021
Short-term employee salaries	13,427	22,778	20,742
Retirement benefit service costs	783	910	815
Share-based compensation	2,494	3,519	6,970

Total	16,704	27,207	28,527

Key management includes executives and directors of Woori Financial Group and major subsidiaries, and also includes CEO of other subsidiaries. Outstanding assets from transactions with key management amount to 3,888 million Won and 3,821 million Won, as of December 31, 2020 and 2021 respectively and with respect to the assets, the Group has not recognized any allowance nor related impairment loss due to credit losses. Also, liabilities from transaction with key management amount to 16,915 million Won and 24,861 million Won, respectively, as of December 31, 2020 and 2021.

F-18
7

42.	LEASES

(1)	Lessor

1)	Finance lease

①	The total investment in finance lease and the present value of the minimum lease payments to be recovered as of December 31, 2020 and 2021 are as follows (Unit: Korean Won in millions):

	December 31, 2020
	Total investment in lease	Net investment in lease
Within one year	24,649	23,957
After one year but within two years	48,781	45,575
After two years but within three years	132,894	120,414
After three years but within four years	171,137	151,756
After four years but within five years	277,282	244,481
After five years	16	12

Total	654,759	586,195

	December 31, 2021
	Total investment in lease	Net investment in lease
Within one year	70,740	69,030
After one year but within two years	133,398	124,904
After two years but within three years	239,895	218,911
After three years but within four years	367,991	331,685
After four years but within five years	486,490	429,034
After five years	2	1

Total	1,298,516	1,173,565

②	The unrealized interest income of the finance lease as of December 31, 2020 and 2021 are as follows (Unit: Korean Won in millions):

	December 31, 2020	December 31, 2021
Total investment in lease	654,759	1,298,516
Net investment in lease	586,195	1,173,565
Present value of minimum lease payments	586,133	1,173,565
Present value of unguaranteed residual value	62	—

Unearned interest income	68,564	124,951

2)	Operating lease

①	The details of operating lease assets as of December 31, 2020 and 2021 are as follows (Unit: Korean Won in millions):

	December 31, 2020	December 31, 2021
Prepaid lease assets	199	4,579
Operating lease assets
Acquisition cost	1,506,957	2,299,968
Accumulated depreciation	(390,981)	(521,660)
Net carrying value	1,115,976	1,778,308

Total	1,116,175	1,782,887

F-18
8

②	The details of changes in operating lease assets as of December 31, 2020 and 2021 are as follows (Unit: Korean Won in millions):

	December 31, 2020	December 31, 2021
Beginning balance	—	1,116,175
Acquisition	118,256	984,093
Disposal	(21,963)	(93,138)
Depreciation	(52,504)	(250,971)
Business combination	1,071,111	—
Others	1,275	22,149

Ending balance	1,116,175	1,778,308

③	The future lease payments to be received under the lease contracts as of December 31, 2020 and 2021 are as follows (Unit: Korean Won in millions):

	December 31, 2020	December 31, 2021
Within one year	240,005	377,153
After one year but within two years	223,074	347,539
After two years but within three years	156,859	262,176
After three years but within four years	80,174	170,391
After four years but within five years	24,992	79,555

Total	725,104	1,236,814

④	There is no adjusted lease payments recognized as profit or loss for the years ended December 31, 2020 and 2021.

(2)	Lessee

1)	The future lease payments under the lease contracts as of December 31, 2020 and 2021 are as follows (Unit: Korean Won in millions):

	December 31, 2020	December 31, 2021
Lease payments
Within one year	173,885	151,259
After one year but within five years	200,844	155,707
After five years	34,787	38,275

Total	409,516	345,241

2)	Total cash outflows from lease as of December 31, 2020 and 2021 are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2020	2021
Total cash outflows from lease	207,305	180,884

9

3)
Details of lease payments that are not included in the measurement of lease liabilities due to the fact that they are short-term leases or leases for which the underlying asset is low value as of December 31, 2020 and 2021 are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2020	2021
Lease payments for short-term leases	1,760	1,598
Lease payments for which the underlying asset is of low value	751	1,488

Total	2,511	3,086

(3)
The Group uses a practical expedient that does not assess whether it is a lease change to the rent discount incurred directly as a result of
COVID-19.
Accordingly, the amount recognized in profit or loss during the reporting period is 35,717 million Won, to reflect changes in lease payments arising from the rent concession.

43.	EVENTS AFTER THE REPORTING PERIOD

(1)
On January 7, 2022, the Parent company established Woori Financial F&I Inc. (100% of ownership, 200 billion Won in stock payments) which is an investment company for non-performing
loans (NPL) and restructuring companies and included it as a subsidiary.

(2)
The Russia - Ukraine conflict has been escalated in February 2022, Russia is imposed to the international sanctions. As a result of these sanctions, the lack of liquidity in the foreign exchange market as well as the significant decline in value of the Rubles and the decline in value of Russian companies’ securities are in progress. As a result, the Group may experience situations such as a decrease in value of financial assets or operating assets owned by the Group regarding the conflict, an increase in receivable payment terms, limitation to transfer funds, a decrease in the profit.

As of December 31, 2021, the Group expects such conflict and sanctions would have financial impacts on the business of AO Woori Bank, one of the subsidiaries, in the future. However, the Group cannot reasonably predict the financial impacts because it is very uncertain to estimate the impact on the Group’s financial position and business performance.

(3)
In
April 2022, the Group became aware of an embezzlement case by an employee of the Bank, one of its subsidiaries. Related to the embezzlement case, the investigation by the relevant institutions is currently in progress. The Group considered the case as the adjusting events after the reporting period and recognized 62.2 billion Won in the financial statements as losses. Such adjustment was recorded as out of period adjustment in 2021 and the impacts on the prior periods are not materia
l.

F-1
90