Form 20-F
period 2022-12-31
WOORI FINANCIAL GROUP INC.
filed 2023-04-21
CIK 1264136

As filed with the Securities and Exchange Commission on April 21, 2023

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM
20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2022
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
51,
Sogong-ro,
Jung-gu
,
Seoul 04632, Korea
(Address of principal executive offices)
Hong Sung Han
51,
Sogong-ro,
Jung-gu
,
Seoul 04632, Korea
Telephone No.:
+82-2-2125-2051
Facsimile No.:
+82-0505001-0408
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
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.    ☒  Yes    ☐  No
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.  ☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b).  ☐
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

For your convenience, this annual report contains conversions of Won amounts into U.S. dollars at the noon buying rate of the Federal Reserve Bank of New York for Won in effect on December 30, 2022, which was ￦1,260.2= US$1.00.

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

Our loans to small- and medium-sized enterprises amounted to ￦112,696 billion, or 33.4% of our total loans, as of December 31, 2021, and ￦122,925 billion, or 35.6% of our total loans, as of December 31, 2022. As of December 31, 2022, Won-denominated loans to small- and medium-sized enterprises that were classified as substandard or below were ￦399 billion, representing 0.3% of such loans to those enterprises. See “Item 4.B. Business Overview—Corporate Banking—Small and Medium-Sized Enterprise Banking.” We recorded charge-offs of ￦117 billion in respect of our Won-denominated loans to small- and medium-sized enterprises in 2022, compared to charge-offs of ￦158 billion in 2021 and ￦219 billion in 2020. According to data compiled by the Financial Supervisory Service, the industry-wide delinquency ratios for Won-denominated loans to small- and medium-sized enterprises decreased in 2021 but increased in 2022, and was 0.32% as of December 31, 2022. The delinquency ratio for small- and medium-sized enterprises is calculated as the ratio of (1) the outstanding balance of such loans in respect of which either principal or interest payments are overdue by one month or more to (2) the aggregate outstanding balance of such loans. Our delinquency ratio for such loans denominated in Won was 0.3% as of December 31, 2021 and 0.3% as of December 31, 2022. Our delinquency ratio may increase in 2023 as a result of, among other things, adverse changes in economic conditions in Korea and globally. See

“—Other risks relating to our business—Unfavorable changes in the global financial markets could adversely affect our results of operations and financial condition.” Accordingly, we may be required to take measures to decrease our exposures to these customers.

In light of the impact on the financial condition and liquidity position of small- and medium-sized enterprises in Korea as a result of the global financial crisis occurring in 2008, the Korean government introduced measures intended to encourage Korean banks to provide financial support to small- and medium-sized enterprise borrowers. For example, the Korean government requested that Korean banks, including Woori Bank, establish a “fast track” program to provide liquidity assistance to small- and medium-sized enterprises on an expedited basis. Under the “fast track” program established by Woori Bank, liquidity assistance is provided to small- and medium-sized enterprise borrowers applying for such assistance, in the form of new short-term loans or maturity extensions or interest rate adjustments with respect to existing loans, after expedited credit review and approval. The aggregate amount of outstanding small- and medium-sized enterprise loans made by us under the “fast track” program was ￦86 billion as of December 31, 2022, which represented 0.07% of our total small- and medium-sized enterprise loan portfolio as of such date. Furthermore, loans made by us under the “fast track” program are partially guaranteed by the Korean government’s public financial institutions, including the Korea Credit Guarantee Fund and the Korea Technology Finance Corporation.

The overall prospects for the Korean economy in 2023 and beyond remain uncertain, especially in light of the COVID-19 pandemic affecting many countries worldwide, including Korea, and the Korean government may extend or renew existing or past policies and initiatives or introduce new policies or initiatives to encourage Korean banks to provide financial support to small- and medium-sized enterprises. See “—Other risks relating to our business—The COVID-19 pandemic has adversely affected and may continue to adversely affect our business, financial condition or results of operations.” For example, the Financial Services Commission requested that 15 Korean banks, including Woori Bank, extend special low-rate loans to small merchants affected by the COVID-19 pandemic beginning in April 2020. Such Korean banks, including Woori Bank, provided new loans under such program until January 3, 2022. In addition, Korean financial regulatory authorities, including the Financial Services Commission and the Financial Supervisory Service, adopted guidelines for Korean banks to extend loan terms and defer interest payments with respect to small- and medium sized enterprises and small merchants affected by the COVID-19 pandemic starting from April 2020, but such measures ceased to be effective in September 2022. As of December 31, 2022, the aggregate amount of loans affected by such measures provided by the four major commercial Korean banks, including Woori Bank, Kookmin Bank, KEB Hana Bank and Shinhan Bank, was ￦36.8 trillion, of which ￦11.2 trillion was provided by Woori Bank. In October 2022, the Korean government also launched the New Start Fund, a debt adjustment program, under which pandemic-hit micro-enterprises and self-employed business owners can apply for debt adjustment, and once accepted, will be supported through customized debt adjustment plans according to their respective credit conditions and types of loans. Under the New Start Fund program, the Korean government may purchase the loan directly and then make adjustment, or if the relevant financial institution agrees, allow the relevant financial institution to restructure the loan directly. We believe that, to date, our participation in such government-led initiatives has not caused us to extend a material amount of credit that we would not have otherwise extended nor materially impacted our results of operations and financial condition in general. However, there can be no assurance that our future participation in such government-led initiatives would not lead us to extend credit to small- and medium-sized enterprise borrowers that we would not otherwise extend, or offer terms for such credit that we would not otherwise offer, in the absence of such initiatives. Furthermore, there is no guarantee that the financial condition and liquidity position of our small- and medium-sized enterprise borrowers benefiting from such initiatives will improve sufficiently for them to service their debt on a timely basis, or at all. Accordingly, increases in our exposure to small- and medium-sized enterprises resulting from such government-led initiatives may have a material adverse effect on our results of operations and financial condition.

On October 4, 2022, Woori Bank started to operate a deferment program similar to the “COVID-19 SME and Small Merchant Financial Support Program”, which had been established by the Korean government for small- and medium-sized enterprises and small merchants that have been negatively impacted by the COVID-19 pandemic. Under this deferment program, with respect to loans made to borrowers which have been adversely impacted by the COVID-19 pandemic (excluding loans related to the sale or lease of real property and loans made to borrowers engaged in certain unwholesome businesses), Woori Bank may extend their maturity date up until September 30, 2025, and may defer the borrowers’ payment obligation for the interests and principal of such loans up until September 2023.

Many small- and medium-sized enterprises represent sole proprietorships or very small businesses dependent on a relatively limited number of suppliers or customers and tend to be affected by fluctuations in the Korean and global economy to a greater extent than large corporate borrowers. In addition, small- and medium-sized enterprises often maintain less sophisticated financial records than large corporate borrowers. Therefore, it is generally more difficult for us to judge the level of risk inherent in lending to these enterprises, as compared to large corporations. However, in light of the COVID-19 pandemic, the Bank of Korea early implemented the Basel III final reforms in September 2020, which lowered the average risk weight of loans extended to small- and medium-sized enterprises with no credit rating from 100% to 85% in an effort to boost such lending.

In addition, many small- and medium-sized enterprises have close business relationships with large corporations in Korea, primarily as suppliers. Any difficulties encountered by those large corporations would likely harm the liquidity and financial condition of related small- and medium-sized enterprises, including those to which we have exposure, also resulting in an impairment of their ability to repay loans.

Financial difficulties experienced by small- and medium-sized enterprises as a result of, among other things, adverse changes in domestic and global economic conditions, could have an adverse impact on the ability of small- and medium-sized enterprises to make payments on their loans. For example, the COVID-19 pandemic has had a significant adverse impact on the Korean and global economy, including disruptions in supply chains, declines in the sales and deterioration in the financial conditions of small- and medium-sized enterprises. See “—Other risks relating to our business—The COVID-19 pandemic has adversely affected and may continue to adversely affect our business, financial condition or results of operations.” In addition, aggressive marketing and competition among banks to lend to this segment may lead to a deterioration in the asset quality of our loans to this segment in the future. Any such deterioration would result in increased charge-offs, higher provisioning and reduced interest and fee income from this segment, which would have an adverse impact on our financial condition and results of operations.

We have exposure to companies in certain troubled industries, and financial difficulties of these companies may adversely impact us.

As of December 31, 2022, the total amount of loans provided by us to construction, shipbuilding and shipping companies in Korea amounted to ￦6,022 billion, ￦253 billion and ￦193 billion, or 1.7%, 0.1% and 0.1% of our total loans, respectively. We also have other exposures to Korean construction, shipbuilding and shipping companies, including in the form of guarantees extended for the benefit of such companies and debt and equity securities of such companies held by us. In the case of construction companies, we have potential exposure in the form of guarantees provided to us by general contractors with respect to financing extended by us for residential and commercial real estate development projects, as well as commitments to purchase asset-backed securities secured by the assets of companies in the construction industry and other commitments we enter into relating to project financing for such real estate projects which may effectively function as guarantees. In the case of shipbuilding companies, such exposures include refund guarantees extended by us on behalf of shipbuilding companies to cover their obligation to return a portion of the ship order contract amount to customers in the event of performance delays or defaults under shipbuilding contracts.

The construction industry in Korea has undergone significant fluctuations in recent years. Following a period of growth from 2015 to 2018, the construction industry had stagnated from 2019 to 2020, caused mainly by the uncertainty resulting from the Korean government’s strengthening of mortgage and other lending regulations to control the rising real property prices. After a brief period of recovery in 2021, the construction industry has again experienced a downturn starting in 2022, caused by the rise in interest rates and the resulting decline in demand for residential property throughout Korea, as well as drastic changes in the price and availability of construction materials due to disruptions in global supply chains caused by the ongoing invasion of Ukraine by Russia. While the shipbuilding industry has experienced rapid growth in recent years led by an increase in global demand for liquefied natural gas carriers resulting from stronger environmental regulations and global energy security concerns, the prospects for this industry currently remain uncertain given the slowdown in the global economy and a rise in shipbuilding costs and resulting prices. In the case of shipping companies in Korea, the COVID-19 pandemic and the ensuing global lockdown caused a severe downturn in the industry in 2020. Although the industry subsequently showed signs of recovery from the pandemic as the levels of consumer spending and global trade began to rise, the industry currently faces difficulties, among others arising from a deteriorating global economy and disruptions in the global supply chain due to port congestions and the continuing COVID-19 lockdowns in China.

In addition, we have significant exposures to companies in the hotel, leisure and transportation industries, which have been adversely impacted by the COVID-19 pandemic. As of December 31, 2022, the total amount of loans provided by us to companies in the hotel, leisure and transportation industries amounted to an aggregate ￦11,244 billion, or 3.3% of our total loans. While the business activities, results of operations and financial condition of companies in such industries may recover as the impact of the pandemic decreases, the timeline for such recovery remains uncertain, and we may be required to record substantial additional allowances relating to such companies.

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

As of December 31, 2022, our 20 largest exposures to corporate borrowers (including loans, debt and equity securities, credit-related commitments and other exposures) totaled ￦66,929 billion, which represented 12.1% of our total exposures. As of that date, our single largest corporate exposure was to Korea Development Bank, to which we had outstanding credits in the form of debt securities of ￦14,123 billion and loans in Won of ￦165 billion, representing 2.6% of our total exposures in the aggregate. Aside from exposure to the Korean government and government-related agencies, our next largest exposure was to Kookmin Bank, to which we had outstanding exposure of ￦1,028 billion representing 0.2% of our total exposures. Any deterioration in the financial condition of our large corporate borrowers, including those in industries particularly affected by the COVID-19 pandemic or to which we have significant exposures such as the hotel, leisure and transportation industries, the retail and wholesale industries and the manufacturing industry, may require us to record substantial additional allowances and may have a material adverse impact on our results of operations and financial condition.

We have exposure to the largest Korean commercial conglomerates, known as “chaebols,” and, as a result, financial difficulties of chaebols may have an adverse impact on us.

Of our 20 largest corporate exposures as of December 31, 2022, 3 were to companies that were members of the 40 largest chaebols in Korea. As of that date, the total amount of our exposures to these chaebols was ￦21,622 billion, or 3.9% of our total exposures. If the credit quality of our exposures to chaebols declines as a result of financial difficulties they experience or for other reasons, we could incur additional provisions for credit loss, which would adversely impact our results of operations and financial condition. See “Item 4.B. Business Overview—Assets and Liabilities—Loan Portfolio—Exposure to Chaebols.”

The allowances we have established against these exposures may not be sufficient to cover all future losses arising from these exposures. In addition, in the case of any of these companies that are currently in or in the future may enter into workout, restructuring, reorganization or liquidation proceedings, our recoveries from those companies may be limited. We may, therefore, experience future losses with respect to these exposures.

We have exposure to companies that are currently or may in the future be put in restructuring and may suffer losses as a result of additional provisions for credit loss required or the adoption of restructuring plans with which we do not agree.

As of December 31, 2022, our credit exposures to companies that were in workout or corporate restructuring amounted to ￦186 billion or 0.03% of our total credit exposures, of which ￦127 billion or 68.3% was classified as substandard or below and substantially all of which was classified as impaired. As of the same date, our allowance for credit losses on these credit exposures amounted to ￦65 billion, or 34.9% of these exposures. These allowances may not be sufficient to cover all future losses arising from our credit exposure to these companies. Furthermore, we have other exposure to such companies in the form of debt and equity securities of such companies held by us (including equity securities we acquired as a result of debt-to-equity conversions). Including such securities, our exposures as of December 31, 2022 to companies in workout or restructuring amounted to ￦186 billion, or 0.03% of our total exposures. Our exposures to such companies may also increase in the future, including as a result of adverse conditions in the Korean economy. In addition, in the case of borrowers that are or become subject to workout, we may be forced to restructure our credits pursuant to restructuring plans approved by other creditor financial institutions of the borrower, or to dispose of our credits to other creditors on unfavorable terms, which may adversely affect our results of operations and financial condition.

Risks relating to our consumer credit portfolio

We may experience increases in delinquencies in our consumer loan and credit card portfolios.

In recent years, consumer debt has increased rapidly in Korea. Our portfolio of consumer loans amounted to ￦148,361 billion as of December 31, 2021 and ￦143,940 billion as of December 31, 2022. Our credit card portfolio amounted to ￦9,757 billion as of December 31, 2021 and ￦10,370 billion as of December 31, 2022. As of December 31, 2022, our consumer loans and credit card receivables represented 41.7% and 3.0% of our total lending, respectively. See “Item 4.B. Business Overview—Consumer Banking—Lending Activities” and “Item 4.B. Business Overview—Credit Cards—Products and Services.”

The growth in our consumer loan portfolio in recent years, together with adverse changes in economic conditions in Korea and globally, may lead to increasing delinquencies and a deterioration in asset quality. The amount of our consumer loans classified as substandard or below was ￦354 billion (or 0.2% of our consumer loan portfolio) as of December 31, 2021 and ￦392 billion as of December 31, 2022 (or 0.3% of our consumer loan portfolio). We charged off consumer loans amounting to ￦161 billion in 2022, as compared to ￦173 billion in 2021 and ￦182 billion in 2020, and recorded provisions for credit loss in respect of consumer loans of ￦206 billion in 2022, as compared to ￦168 billion in 2021 and ￦131 billion in 2020. Within our consumer loan portfolio, the outstanding balance of general purpose household loans, which, unlike mortgage or home equity loans, are often unsecured and therefore tend to carry a higher credit risk, amounted to ￦32,003 billion, or 21.6% of our total outstanding consumer loans, as of December 31, 2021 and ￦28,694 billion, or 19.9% of our total outstanding consumer loans, as of December 31, 2022.

In our credit card segment, outstanding balances overdue by more than one month amounted to ￦79 billion, or 0.8% of our credit card receivables, as of December 31, 2021 and ￦143 billion, or 1.4% of our credit card receivables, as of December 31, 2022. In line with industry practice, we have restructured a portion of our delinquent credit card account balances as loans. As of December 31, 2022, these restructured loans amounted to ￦134 billion, or 1.3% of our credit card balances. Because these restructured loans are not initially recorded as being delinquent, our delinquency ratios do not fully reflect all delinquent amounts relating to our credit card balances. Including all restructured loans, outstanding balances overdue by more than one month accounted for 2.6% of our credit card balances as of December 31, 2022. We charged off credit card balances amounting to ￦220 billion in 2022, as compared to ￦220 billion in 2021 and ￦246 billion in 2020, and recorded provisions for credit loss in respect of credit card balances of ￦222 billion in 2022, as compared to ￦177 billion in 2021 and ￦188 billion in 2020. Delinquencies may increase in the future as a result of, among other things, adverse economic conditions in Korea, additional government regulation or the inability of Korean consumers to manage increased household debt.

A deterioration of the asset quality of our consumer loan and credit card portfolios would require us to record increased provisions for credit loss and charge-offs and adversely affect our financial condition and results of operations. In addition, our large exposure to consumer loans means that we are exposed to changes in economic conditions affecting Korean consumers. Accordingly, economic difficulties in Korea that harm those consumers could result in further deterioration in the credit quality of our consumer loan and credit card portfolios. For example, the severe impact of the COVID-19 pandemic on Korea’s economy may disrupt the business, activities and operations of our consumers, which in turn could result in a significant decrease in the number of financial transactions or the inability of our consumers to meet existing payment or other obligations to us. In addition, a rise in unemployment or an increase in interest rates in Korea could adversely affect the ability of consumers to make payments and increase the likelihood of potential defaults. See “Risks relating to Korea—Unfavorable financial and economic developments in Korea may have an adverse effect on us.”

In addition, we are exposed to changes in regulations and policies on consumer lending by the Korean government, which may adopt measures to restrict consumer lending or encourage financial institutions to provide financial support to certain types of retail borrowers. In 2014 and 2015, the Korean government implemented several measures to encourage consumer spending and revive the housing market in Korea, including loosening regulations on mortgage lending, which contributed to an increase in our portfolio of consumer loans. However, the Korean government introduced various measures from the second half of 2016 to 2021 to tighten regulations on mortgage and other lending and housing subscription in response to the rapid growth in consumer debt and concerns over speculative investments in real estate in certain areas. Although the Korean government has since begun to reverse some of these measures by introducing a number of policy measures that seek to sustain housing prices and activity levels in the Korean real estate market over the course of 2022, the impact of such policy measures are not yet clear. A decrease in housing prices, together with the high level of consumer debt and rising interest rate levels, could result in declines in consumer spending and reduced economic growth, which may lead to increases in delinquency levels of our consumer loan and credit card portfolios.

Under a pre-workout program established by Korean banks for retail borrowers with outstanding short-term debt, including Woori Bank, which has been in operation since April 2009, maturity extensions and/or interest reductions are provided to retail borrowers with total loans of ￦1.5 billion or less (consisting of no more than ￦500 million of unsecured loans and ￦1 billion of secured loans) who are in arrears on their payments for more than 30 days but less than 90 days or for retail borrowers with an annual income of ￦40 million or less who have been in arrears on their payments for 30 days or more on an aggregate basis for the 12 months prior to their application, among others. The aggregate amount of consumer credit (including credit card receivables) we provided which became subject to the pre-workout program in 2022 was ￦53 billion. While we believe that our operation of the pre-workout program has not had a material impact on the overall credit quality of our consumer loan and credit card portfolios to date, our participation in such government-led initiatives to provide financial support to retail borrowers may lead us to offer credit terms for such borrowers that we would not otherwise offer in the absence of such initiatives, which may have an adverse effect on our results of operations and financial condition.

A decline in the value of the collateral securing our consumer loans and our inability to realize full collateral value may adversely affect our consumer credit portfolio.

A substantial portion of our consumer loans is secured by real estate, the values of which have fluctuated significantly in recent years. Although it is our general policy to lend up to 70% of the appraised value of collateral (except in certain regulated areas designated by the government where we generally limit our lending to 50% of the appraised value of collateral, and for first-time homebuyers, we may lend up to 80% of the appraised value of collateral) and to periodically re-appraise our collateral, a downturn in the real estate markets in Korea may result in a decline in the value of the collateral securing our mortgage and home equity loans. If collateral values decline in the future, they may not be sufficient to cover uncollectible amounts in respect of secured loans extended by us. Any declines in the value of the real estate or other collateral securing our consumer loans, or our inability to obtain additional collateral in the event of such declines, could result in a deterioration in our asset quality and may require us to record additional allowances for credit losses.

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

In June 2013, the Korean government, through the Public Funds Oversight Committee of the Financial Services Commission, announced an updated plan to privatize Woori Finance Holdings, Woori Bank’s former parent company, and its former subsidiaries. The privatization plan provided for the segregation of such entities into three groups and the disposal of the Korean government’s interest in these entities held through the Korea Deposit Insurance Corporation, or the KDIC, in a series of transactions, most of which have been completed. Such transactions included the following:

•

Kwangju Bank and Kyongnam Bank.  In May 2014, Woori Finance Holdings established KJB Financial Group and KNB Financial Group through a spin-off of its businesses related to the holding of the shares and thereby controlling the business operations of Kwangju Bank and Kyongnam Bank, respectively. As a result of such spin-off, KJB Financial Group became the owner of the shares of Kwangju Bank previously held by Woori Finance Holdings and KNB Financial Group became the owner of the shares of Kyongnam Bank previously held by Woori Finance Holdings. Woori Finance Holdings no longer owned any shares of Kwangju Bank or Kyongnam Bank, and neither they nor their new holding companies were its subsidiaries, after the spin-off. Following such spin-off, each of these banks was merged with its holding company, and in October 2014, the KDIC sold its 56.97% ownership interest in Kwangju Bank and Kyongnam Bank to JB Financial Group and BNK Financial Group (formerly known as BS Financial Group), respectively.

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

•

Woori Financial Group.  In connection with our establishment in January 2019 as a new financial holding company pursuant to a “comprehensive stock transfer” under Korean law, the KDIC received 124,604,797 shares of our outstanding common stock in exchange for the common stock of Woori Bank it owned. In June 2019, the Financial Services Commission approved the KDIC’s plan to sell all such common stock in multiple transactions by 2022. In April 2021, pursuant to this plan, the KDIC sold an aggregate of 14,445,354 shares of our common stock (representing 2.0% of our outstanding common stock) in a block trade. In December 2021, the KDIC sold an aggregate 9.3% of our outstanding common stock in stakes ranging from 1.0% to 4.0% to four companies and 1.0% to our employee stock ownership association. In February 2022, the KDIC sold an aggregate of 15,860,000 shares of our common stock (representing 2.2% of our outstanding common stock) in a block trade. The KDIC further sold an aggregate of 17,000,000 shares, or 2.3%, of Woori Financial Group’s outstanding common stock in a block trade in May 2022. As a result of such transactions, the KDIC currently owns 1.3% of our outstanding common stock.

See “Item 4.A. History and Development of the Company—Privatization Plan.”

The implementation of the Korean government’s privatization plan, including the expected sale of the KDIC’s remaining ownership interest in us to third parties, may have an adverse effect on us and your interest as a shareholder. Although the KDIC has already disposed of most of its ownership interest in us, the KDIC’s sale of its remaining interest to third parties may affect our business, management, strategy, capital structure and assets and liabilities and lead to diversion of management attention, a loss of customers and labor unrest. There is also no guarantee that prior sales by KDIC of its ownership interest in us will not result in unintended adverse tax consequences for us and our subsidiaries, as well as our shareholders. See “—Risks relating to our common stock and ADSs—Prior sales by the KDIC of shares of our common stock may result in adverse Korean tax consequences for you.” Accordingly, the implementation of the privatization plan may have a material adverse effect on the trading price of our common stock and American depositary shares, or ADSs, and your interests as a shareholder.

We may not be able to successfully execute our overseas expansion strategy.

As part of our business strategy, we have been seeking opportunities to expand our operations in markets outside Korea, including through the opening of additional overseas branches and offices as well as strategic acquisitions and investments, particularly in South and Southeast Asia. For example, Woori Bank expanded its network of branches to India, where it established branches in Chennai, Gurgaon and Mumbai from 2012 to 2017. In October 2016, Woori Bank acquired a 51% equity interest in Wealth Development Bank, a thrift bank in the Philippines. In November 2016, Woori Bank obtained a banking license to establish a local subsidiary in Vietnam, Woori Bank Vietnam, which commenced operations in January 2017 and currently operates 20 branches throughout the country. In June 2018, Woori Bank acquired VisionFund (Cambodia) Ltd., a microfinance deposit-taking institution in Cambodia, and renamed it WB Finance Co., Ltd. In February 2020, WB Finance Co., Ltd. merged with Woori Finance (Cambodia) Plc., a Cambodian microfinance institution, and in November 2021, it obtained a commercial banking license from the Cambodian financial authorities and began its nationwide operations as Woori Bank (Cambodia) PLC. Notwithstanding the foregoing, the expansion of our operations abroad may be difficult due to the presence of established competitors in the relevant local markets. In addition, overseas expansion and the management of international operations may require significant financial expenditures as well as management attention, and will subject us to the challenges of operating in an unfamiliar business environment with different regulatory, legal and taxation systems and political, economic and social risks. Accordingly, there is no guarantee that we will be successful in executing our overseas expansion strategy. The failure of our overseas expansion strategy could have an adverse impact on our business, results of operations and financial condition.

We may not generate sufficient additional fees to achieve our revenue diversification strategy.

An important element of our overall strategy is increasing our fee income in order to diversify our revenue base. Historically, our primary source of revenues has been net interest income from our banking operations at Woori Bank. Our current sources of fee income include our investment banking, asset management, assets trustee, currency transfers and lending businesses. However, to date, except for fees collected in connection with certain of our services including investment banking, asset management and currency transfers (including foreign exchange-related commissions), we have not generated substantial fee income. We intend to continue to develop new sources of fee income as part of our business strategy, including through our current investment banking, asset management, assets trustee and lending businesses, as well as through merger with or acquisition of non-banking businesses which we may decide to pursue. For example, in March 2023, we acquired a 52% equity interest as well as the management rights in Daol Investment, which is a venture capital company with ￦1.4 trillion of assets under its management. See “Item 4.B. Business Overview—Strategy.” However we may not be successful in our efforts to develop new sources of fee income, and the new sources of fee income we have developed may not generate sufficient additional fees to achieve our revenue diversification strategy. Although we, like many other Korean financial institutions, have begun to charge fees to our customers more regularly, customers may prove unwilling to pay additional fees, even in exchange for more attractive value-added services, and their reluctance to do so would adversely affect the implementation of our strategy to increase our fee income. Furthermore, the fees that we charge to customers are subject to regulation by Korean financial regulatory authorities, which may seek to implement regulations or measures that may have an adverse impact on our ability to achieve this aspect of our strategy.

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

In addition, the introduction of Internet-only banks in Korea is expected to increase competition in the Korean banking industry. Internet-only banks generally operate without branches and conduct most of their operations through electronic means, which enable them to minimize costs and offer customers higher interest rates on deposits or lower lending rates. In April 2017, Kbank, the first Internet-only bank in Korea, in which Woori Bank owns 12.6% of the equity with voting rights as of December 31, 2022, commenced operations. Kakao Bank and Toss Bank, both mobile-only banks, commenced operations in July 2017 and October 2021, respectively.

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

•

In April 2019, the Financial Services Commission approved and is currently conducting test procedures for a financial regulatory sandbox, a framework set up to allow financial services providers to test new business models in a less regulated environment, as part of its efforts to work closely with the fintech sector and provide support to facilitate its development. A variety of financial services have been similarly approved for such testing under the financial regulatory sandbox.

•

In December 2019, the Financial Services Commission launched an “open banking” system, which allows customers to view banking account information and make wire transfers, regardless of institution, through a single mobile application. This integrated system is expected to allow fintech firms to share payment networks with banks, thereby lowering transaction fees and encouraging the development of new payment services.

•

In August 2020, amendments to the Credit Information Use and Protection Act established the framework for MyData services in Korea, which allow the collection of customers’ personal credit information from credit information providers/users or public institutions upon the customer’s request and subject to compliance requirements, so that customers may access such collected personal credit information in whole or in part. In January 2021, the Financial Services Commission granted licenses to 28 companies to operate as MyData service providers, 14 of which were fintech firms. Competition between traditional financial institutions and fintech firms is expected to intensify, particularly with respect to the relevant asset management services. As of December 31, 2022, 64 companies, including 23 fintech companies, have been granted a MyData license. MyData services are currently offered through Woori WON Banking, Woori Bank’s main mobile banking application, as well as through Woori Card’s mobile application.

•

In March 2023, the Financial Services Commission and the Financial Supervisory Service jointly hosted the initial working group meeting of a task force committed to improving the management and operating practices of banks and banking system. One of the goals of the task force is to promoting competition in the banking sector. During the initial working group meeting, authorities discussed ways to allow entry of new banks and boost competition between banks and nonbanks. These measures under discussion include, without limitation, (1) introducing small licensing units and small-scale specialized banks, (2) allowing entry of additional internet-only banks, regional banks and nation-wide banks, (3) converting mutual savings banks into regional banks and regional banks into nation-wide banks, (4) allowing credit card companies to provide comprehensive payment settlement services, (5) allowing securities firms to provide payment settlement services to corporate entities, (6) permitting insurance companies to concurrently operate payment settlement services, (7) expanding banks’ loans to small and medium-sized enterprises and small-loans to lower-income groups, and (8) extending nonbanks’ scope of services in handling policy fund loans and policy mortgages. The task force has held and will hold future working group meetings to discuss these issues and we expect that they will develop specific measures to increase competition in the banking sector in the near future. In addition, in February 2023, the Korea Fair Trade Commission conducted on-site examinations of the major banks, including us, to determine whether the banks have engaged in unfair trade practices.

Overall, we expect that such measures may not only intensify competition among traditional financial institutions in Korea, but also allow new market participants such as fintech firms to potentially gain market share in certain areas in which we operate.

The Korean financial industry is undergoing significant consolidation through which the number of nationwide commercial banks in Korea has significantly decreased since the financial crisis in Korea in the late 1990s. A number of significant mergers and acquisitions in the financial industry have also taken place in Korea in recent years, including the merger of Hana Bank into Korea Exchange Bank in 2015, KB Financial Group’s acquisition of Hyundai Securities Co., Ltd. in 2016 and the subsequent merger of Hyundai Securities with and into KB Investment & Securities Co., Ltd. in 2016. In 2016, Mirae Asset Securities Co., Ltd. acquired a 43% interest in KDB Daewoo Securities Co., Ltd., and subsequently merged with and into Mirae Asset Securities. In 2014, pursuant to the implementation of the Korean government’s privatization plan with respect to Woori Finance Holdings and its former subsidiaries, Woori Financial, Woori Asset Management and Woori F&I were acquired by KB Financial Group, Kiwoom Securities and Daishin Securities, respectively, and Woori Investment & Securities, Woori Aviva Life Insurance and Woori FG Savings Bank were acquired by NongHyup Financial Group. In addition, in October 2014, the KDIC’s ownership interest in Kwangju Bank and Kyongnam Bank were acquired by JB Financial Group and BNK Financial Group (formerly known as BS Financial Group), respectively. See “Item 4.A. History and Development of the Company—Privatization Plan.” In 2020, Hana Financial Group acquired The-K Non-Life Insurance Co., Ltd. to form Hana Insurance Co., Ltd. Orange Life Insurance, Ltd. (formerly known as ING Life Insurance Korea, Ltd.) became a wholly-owned subsidiary of Shinhan Financial Group following the acquisition of equity interests by Shinhan Financial Group in February 2019 and January 2020, which subsequently merged with and into Shinhan Life Insurance Co., Ltd. in July 2021. In 2020, Shinhan Financial Group acquired the venture capital firm Neoplux. In January 2022, Shinhan Financial Group’s subsidiary, Shinhan Asset Management Co., Ltd., merged with Shinhan Alternative Investment Management Inc. In July 2022, Shinhan Financial Group acquired BNP Paribas Cardif General Insurance, and established Shinhan EZ General Insurance. In 2020, KB Financial Group acquired The Prudential Life Insurance Company of Korea Ltd., which merged with KB Life Insurance in January 2023, with the surviving entity’s name changed to KB Life Insurance Co., Ltd.

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

•

decreases in interest rates followed by recent increases in interest rates worldwide (see “—An increase in interest rates would decrease the value of our debt securities portfolio and raise our funding costs while reducing loan demand and the repayment ability of our borrowers, which could adversely affect us”);

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

The impact of the COVID-19 outbreak had a negative impact on our results of operations in 2022 and may continue to do so in the future, but it is not possible to predict the duration or the full magnitude of the overall harm that may result from the COVID-19 outbreak in the long term.

In addition, in response to the outbreak, Korean financial regulatory authorities, including the Financial Services Commission and the Financial Supervisory Service, have adopted policies for Korean banks to provide relief or assistance to customers. For example, the Korean government has implemented policies to extend loan terms and defer payments on interest and principal with respect to certain borrowers. In particular, in April 2020, the Korean government established the “COVID-19 SME and Small Merchant Financial Support Program” for small- and medium-sized enterprises and small merchants that are in good standing and have been negatively impacted by the COVID-19 pandemic (which excludes consumer loans and loans relating to the sale or leasing of real estate). As of December 31, 2022, our total loans (including payment guarantees) subject to this program amounted to ￦2,177 billion. Although the program was originally scheduled to expire in September 2021, it has been extended four times before being terminated in September 2022.

On October 4, 2022, Woori Bank started to operate a deferment program similar to the “COVID-19 SME and Small Merchant Financial Support Program”. Under this deferment program, with respect to loans made to borrowers which have been adversely impacted by the COVID-19 pandemic (excluding loans related to the sale or lease of real property and loans made to borrowers engaged in certain unwholesome businesses), Woori Bank may extend their maturity date up until September 30, 2025, and may defer the borrowers’ payment obligation for the interests and principal of such loans up until September 2023. In October 2022, the Korean government also launched the New Start Fund, a debt adjustment program, under which pandemic-hit micro-enterprises and self-employed business owners can apply for debt adjustment, and once accepted, will be supported through customized debt adjustment plans according to their respective credit conditions and types of loans. Under the New Start Fund program, the Korean government may purchase the loan directly and then make adjustment, or if the relevant financial institution agrees, allow the relevant financial institution to restructure the loan directly. See “—Risks relating to our corporate credit portfolio—The largest portion of our credit exposure is to small- and medium-sized enterprises, and financial difficulties experienced by companies in this segment may result in a deterioration of our asset quality and have an adverse impact on us.”

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

The overall prospects for the Korean and global economy in 2023 and beyond remain uncertain. In recent years, the global financial markets have experienced significant volatility as a result of, among other things:

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

•

interest rate fluctuations as well as changes in policy rates by the U.S. Federal Reserve and other central banks, a rise in inflation rates and volatility in stock markets and exchange rates worldwide;

•	financial and social difficulties affecting many countries worldwide, in particular in Latin America and Europe;

•	adverse developments in the financial markets and industry, in particular those faced by several banks in the United States and Europe;

•	a deterioration in economic and trade relations between the United States and its major trading partners, including China;

•	escalations in trade protectionism globally and geopolitical tensions in East Asia and the Middle East;

•	the slowdown of economic growth in China and other major emerging market economies; and

•	political and social instability in various countries in the Middle East, including Iran, Syria, Iraq and Egypt.

In light of the high level of interdependence of the global economy, unfavorable changes in the global financial markets, including as a result of any of the foregoing developments, could have a material adverse effect on the Korean economy and financial markets, and in turn on our business, financial condition and results of operations.

We are also exposed to adverse changes and volatility in the global and Korean financial markets as a result of our liabilities and assets denominated in foreign currencies and our holdings of trading and investment securities, including structured products. The value of the Won relative to major foreign currencies in general and the U.S. dollar in particular has fluctuated widely in recent years and has been subject to significant volatility as a result of the COVID-19 pandemic, the invasion of Ukraine by Russia and the ensuing sanctions against Russia and, more recently, the widening difference in policy rates between the United States and Korea. A depreciation of the Won will increase our cost of servicing our foreign currency-denominated debt, while continued exchange rate volatility may also result in foreign exchange losses for us. Furthermore, as a result of the deterioration in global and Korean economic conditions, there has been downward pressure on securities prices, including the stock prices of Korean and foreign companies in which we hold an interest. Such developments have resulted in and may lead to further trading and valuation losses on our trading and investment securities portfolio as well as impairment losses on our investments in joint ventures and associates. See “—An increase in interest rates would decrease the value of our debt securities portfolio and raise our funding costs while reducing loan demand and the repayment ability of our borrowers, which could adversely affect us.”

Adverse developments affecting the financial services industry, including events or concerns involving liquidity of financial institutions, could adversely affect our business, financial condition or results of operations.

Adverse developments affecting financial institutions, such as events involving liquidity that are rumored or actual, have in the past and may in the future lead to bank failures and market-wide liquidity problems. For example, on March 10, 2023, Silicon Valley Bank, or SVB, was closed by the California Department of Financial Protection and Innovation, which appointed the Federal Deposit Insurance Commission, or the FDIC, as receiver. To protect insured depositors, the FDIC transferred all of the deposits and substantially all of the assets of SVB to Silicon Valley Bridge Bank, N.A., a full-service bridge bank that will be operated by the FDIC as it stabilizes the institution and implements an orderly resolution. On March 12, 2023, the FDIC, which was also appointed by the New York State Department of Financial Services as receiver, transferred all of the deposits and substantially all of the assets of Signature Bank to Signature Bridge Bank, N.A. (“Bridge Bank”), a full-service bank that will be operated by the FDIC as it markets the institution to potential bidders. On March 8, 2023, Silvergate Capital Corporation, the holding company for Silvergate Bank, announced its intent to wind down operations and voluntarily liquidate Silvergate Bank.

Other banks have come under pressure and face uncertainty as a result of the failure of SVB, Signature Bank, and Silvergate Bank, and we cannot assure you whether or not the FDIC and other applicable government authorities will take similar or different actions with respect to other banking institutions. Korean financial institutions, including savings banks, Internet-only banks and the banking system generally in Korea, may experience volatile stock prices and significant losses in their equity value, and depositors may withdraw significant amounts from their accounts at these institutions, both of which could lead to closure or other significant distress. In such event, the Korean government may require us and other large financial holding companies in Korea to intervene, as it has required to do so in the past, which may strain our resources and have an adverse impact on our results of operations, cash flow, and financial condition.

In addition, we may be impacted by current or future negative perceptions and expectations about the prospects for the financial services industry, which could worsen over time and result in downward pressure on, and continued or accelerated volatility of, bank securities. Such events involving limited liquidity, defaults, non-performance or other adverse developments that affect financial institutions, transactional counterparties or other companies in the financial services industry or the financial services industry generally, or concerns or rumors about any events of these kinds or other similar risks, have in the past and may in the future lead to market-wide liquidity issues or increase our risk in various dealings with our counterparties, among others.

Our risk management system may not be fully effective at all times, including operational risk.

We seek to monitor and manage our risk exposure through a standardized risk management system, which encompasses a multi-tiered risk management governance structure under our Board Risk Management Committee, our centralized credit risk management system called the Credit Wizard system, reporting and monitoring systems, early warning systems and other risk management infrastructure, using a variety of risk management strategies and techniques. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk.” However, such risk management strategies and techniques employed by us and the judgments that accompany their application cannot anticipate the economic and financial outcome in all market environments, and many of our risk management strategies and techniques have a basis in historical market behavior that may limit the effectiveness of such strategies and techniques in times of significant market stress or other unforeseen circumstances. Furthermore, our risk management strategies may not be effective in a difficult or less liquid market environment, as other market participants may be attempting to use the same or similar strategies as us to deal with such market conditions. In such circumstances, it may be difficult for us to reduce our risk positions due to the activity of such other market participants.

We also seek to identify and manage our exposure to operational risk, which we define as the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events, primarily through its system of comprehensive policies and control framework, including internal audits and inspections. In addition to our internal audits and inspections, the Financial Supervisory Service conducts general annual audits of our operations, as well as special audits and investigations as the need arises on particular aspects of our operations, such as risk management, internal control, credit monitoring and liquidity. In the ordinary course of these audits or investigations, the Financial Supervisory Service routinely issues warning notices where it determines that a regulated financial institution or such institution’s employees have failed to comply with the applicable laws or rules, regulations and guidelines of the Financial Supervisory Service. We have in the past received, and expect in the future to receive, such notices, and we have taken and will continue to take appropriate actions in response to such notices. For example, the Financial Supervisory Service launched an investigation into us in April 2022 after we discovered that one of our employees had embezzled an aggregate amount of approximately ￦70.8 billion between 2012 and 2020. The Financial Supervisory Service released an interim report in July 2022, stating that it would take all necessary actions against the embezzler, as well as our other employees and executives for any illegal or inappropriate acts, in accordance with the relevant laws and regulatory procedures. The Financial Supervisory Service also stated that it would work with the Financial Services Commission to devise a plan for improving the internal controls of banks and other financial institutions to prevent the future occurrence of any such large-scale financial incidents. For a further discussion of the incident, see “—We may suffer losses due to employee misconduct.” and “Item 8.A. Consolidated Statements and Other Financial Information—Legal Proceedings and Regulatory Actions.” While we intend to fully cooperate with the Financial Supervisory Service in its audits and investigations and take any remedial measures as necessary, no assurance can be given that these remedial measures would be sufficient to prevent similar or more adverse operational risks from materializing.

We have provided certain assets as collateral in connection with our secured borrowings and could be required to make payments and realize losses in the future relating to those assets.

We have provided certain assets as collateral for our secured borrowings in recent years. As of December 31, 2022, the aggregate amount of assets we had provided as collateral for our secured borrowings was ￦21,748 billion. These secured borrowings may take the form of asset securitization transactions, where we nominally sell our assets to a securitization vehicle that issues securities backed by those assets, although the assets remain on our statements of financial position. These secured borrowings are intended to be fully repaid through recoveries on collateral. Some of these nominal asset sales were with recourse, which means that if delinquencies arise with respect to such assets, we will be required to either repay a proportionate amount of the related secured borrowing (by reversing the nominal sale and repurchasing such assets) or compensate the securitization vehicle for any net shortfalls in its recoveries on such assets. If we are required to make payments on such assets, or to repay our secured borrowings on those assets and are unable to make sufficient recoveries on them, we may realize further losses on these assets.

An increase in interest rates would decrease the value of our debt securities portfolio and raise our funding costs while reducing loan demand and the repayment ability of our borrowers, which could adversely affect us.

Interest rates in Korea have been subject to significant fluctuations in the past. The Bank of Korea increased its policy rate from 1.25% to 1.50% in November 2017 and 1.75% in November 2018 in light of improved growth prospects in Korea and rising interest rate levels globally, but it again reduced its policy rate to 1.50% in June 2019 and 1.25% in October 2019 to address the sluggishness of the global and domestic economies. Amid rising concerns of a potential global recession as a result of the COVID-19 pandemic, the Bank of Korea further reduced its policy rate to 0.75% in March 2020 and 0.50% in May 2020. However, as the economy began to show signs of recovery from the COVID-19 pandemic starting from the second half of 2021, the Bank of Korea gradually raised its policy rate to 0.75% in August 2021, 1.00% in November 2021, and to pre-pandemic level of 1.25% in January 2022. More recently, in response to rising levels of household debt and inflation in Korea as well as globally, the Bank of Korea raised its policy rate to 1.50% in April 2022, 1.75% in May 2022, 2.25% in July 2022, 2.50% in August 2022, 3.00% in October 2022, 3.25% in November 2022 and 3.50% in January 2023. All else being equal, increases in interest rates in the future could lead to a decline in the value of our portfolio of debt securities, which generally pay interest based on a fixed rate. A sustained increase in interest rates will also raise our funding costs, while reducing loan demand, especially among consumers. Rising interest rates may therefore require us to re-balance our asset portfolio and our liabilities in order to minimize the risk of potential mismatches and maintain our profitability. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk.” In addition, rising interest rate levels may adversely affect the Korean economy and the financial condition of our corporate and consumer borrowers, including holders of our credit cards, which in turn may lead to a deterioration in our credit portfolio. In particular, since most of our consumer and corporate loans bear interest at rates that adjust periodically based on prevailing market rates, a sustained increase in interest rates would increase the interest costs of our consumer and corporate borrowers and will adversely affect their ability to make payments on their outstanding loans.

Uncertainties regarding the transition away from the London Interbank Offered Rate, or LIBOR, or any other interest rate benchmark could have adverse consequences for market participants, including us.

The ICE Benchmark Administration, the administrator of the London Interbank Offered Rate, or LIBOR, ceased publication of short-term U.S. dollar LIBOR settings and all non-U.S. dollar LIBOR settings on a representative basis after December 31, 2021, with plans to cease publication of all other U.S. dollar LIBOR settings after June 30, 2023.

Given the extensive use of LIBOR across financial markets, the transition away from LIBOR presents various risks and challenges to financial markets and institutions, including us, and in particular, Woori Bank. We had issued, traded, held or otherwise used various products and securities that referenced LIBOR, including, among others, loans, securities, deposits, borrowings, derivatives and debentures. In response, we established a LIBOR response plan to identify the impacts and risks to its business associated with the transition away from LIBOR, and to prepare and implement an action plan to ensure a smooth transition to alternative benchmark rates, and to date, has substantively completed such transition, with a strategy in place for the remainder of such transactions that involve LIBOR settings that expire in 2023.

The ongoing transition away from LIBOR or any other interest rate benchmark could result in increased financial, operational, legal, reputational and/or compliance risks. For example, a significant challenge in our benchmark transition has been managing the impact of the LIBOR transition on the contractual mechanics of LIBOR-based financial instruments and contracts that mature after the announced deadlines. As described above, certain of the remaining instruments and contracts do not provide for alternative reference rates or appropriate fallback clauses. Even if such instruments and contracts provide for alternative reference rates, such alternative reference rates are likely to differ from the prior benchmark rates and may require us to pay interest at higher rates on the related obligations, which could adversely impact our interest expenses, results of operations and cash flows. While there are a number of international working groups focused on transition plans and the provision of fallback contract language that seek to minimize market disruption, replacement of LIBOR or any other benchmark with a new benchmark rate, such as the Secured Overnight Financing Rate, or SOFR, could adversely impact the value of and return on existing instruments and contracts. Moreover, replacement of LIBOR or other benchmark rates could result in market dislocations and have other adverse consequences for market participants, including the potential for increased costs, and litigation risks, including the potential for disputes with counterparties regarding the interpretation and enforceability of fallback contract language in LIBOR-based financial instruments and contracts.

Our funding is highly dependent on short-term deposits, which dependence may adversely affect our operations.

We meet a significant amount of our funding requirements through short-term funding sources, which consist primarily of customer deposits. As of December 31, 2022, approximately 95.3% of these deposits had maturities of one year or less or were payable on demand. In the past, a substantial proportion of these customer deposits have been rolled over upon maturity. We cannot guarantee, however, that depositors will continue to roll over their deposits in the future. In the event that a substantial number of these short-term deposit customers withdraw their funds or fail to roll over their deposits as higher-yielding investment opportunities emerge, our liquidity position could be adversely affected. We may also be required to seek more expensive sources of short-term and long-term funding to finance our operations. See “Item 5.B. Liquidity and Capital Resources—Financial Condition—Liquidity.”

Labor union unrest may disrupt our operations and hinder our ability to continue to reorganize our operations.

Most financial institutions in Korea have experienced periods of labor unrest. In recent years, we have transferred or merged some of the business operations of our subsidiaries and affiliates into one or more entities and implemented other forms of corporate and operational restructuring, including in connection with the Korean government’s privatization plan with respect to Woori Finance Holdings and its former subsidiaries. See “—Risks relating to our structure and strategy—The implementation of the Korean government’s privatization plan may have an adverse effect on us and your interests as a shareholder.” We may also decide to implement other organizational or operational changes, as well as acquisitions or dispositions, in the future. Such efforts have in the past been met with significant opposition from labor unions in Korea. Actual or threatened labor disputes may in the future disrupt the reorganization process and our business operations, which in turn may adversely impact our financial condition and results of operations.

The secondary market for corporate bonds in Korea is not fully developed, and, as a result, we may not be able to realize the full “marked-to-market” value of debt securities we hold when we sell any of those securities.

As of December 31, 2022, we held debt securities issued by Korean companies and financial institutions (other than those issued by government-owned or -controlled enterprises or financial institutions, which include the Bank of Korea, the Korea Development Bank, the Export-Import Bank of Korea, the Korea Housing Finance Corporation and the Industrial Bank of Korea, among others) with a total book value of ￦9,631 billion in our trading and investment securities portfolio. The market value of these securities could decline significantly due to various factors, including future increases in interest rates or a deterioration in the financial and economic condition of any particular issuer or of Korea in general. Any of these factors individually or a combination of these factors would require us to write down the fair value of these debt securities, resulting in impairment losses. Because the secondary market for corporate bonds in Korea is not fully developed, the market value of many of these securities as reflected on our consolidated statements of financial position is determined by reference to suggested prices posted by Korean rating agencies, which measure prices based on observable market data. These valuations, however, may differ significantly from the actual value that we could realize in the event we elect to sell these securities. As a result, we may not be able to realize the full “marked-to-market” value at the time of any such sale of these securities and thus may incur additional losses.

We may be required to raise additional capital if our capital adequacy ratios deteriorate or the applicable capital requirements change in the future, but we may not be able to do so on favorable terms or at all.

Under the capital adequacy requirements of the Financial Services Commission, as of December 31, 2022, we as a bank holding company were required to maintain a total minimum common equity Tier I capital adequacy ratio of 8.0%, Tier I capital adequacy ratio of 9.5% and combined Tier I and Tier II capital adequacy ratio of 11.5%, on a consolidated basis (including applicable additional capital buffers and requirements as described below), and Woori Bank as a bank was required to maintain a total minimum common equity Tier I capital adequacy ratio of 8.0%, Tier I capital adequacy ratio of 9.5% and combined Tier I and Tier II capital adequacy ratio of 11.5%, on a consolidated basis (including applicable additional capital buffers and requirements as described below). As of December 31, 2022, our common equity Tier I capital, Tier I capital and combined Tier I and Tier II capital adequacy ratios were 11.57%, 13.62% and 15.30%, respectively, and Woori Bank’s common equity Tier I capital, Tier I capital and combined Tier I and Tier II capital adequacy ratios were 12.68%, 13.67% and 15.60%, respectively, all of which exceeded the minimum levels required by the Financial

Services Commission. However, our capital base and capital adequacy ratios may deteriorate in the future if our results of operations or financial condition deteriorates for any reason, or if we are not able to deploy our funding into suitably low-risk assets.

The current capital adequacy requirements of the Financial Services Commission are derived from a set of bank capital measures, referred to as Basel III, which the Basel Committee on Banking Supervision initially introduced in 2009 and began phasing in starting from 2013. Commencing in July 2013, the Financial Services Commission promulgated a series of amended regulations implementing Basel III, pursuant to which Korean banks and bank holding companies were required to maintain a minimum ratio of common equity Tier I capital (which principally includes equity capital, capital surplus and retained earnings) to risk-weighted assets of 3.5% and Tier I capital to risk-weighted assets of 4.5% from December 1, 2013, which minimum ratios were increased to 4.0% and 5.5%, respectively, from January 1, 2014 and increased further to 4.5% and 6.0%, respectively, from January 1, 2015. Such requirements are in addition to the pre-existing requirement for a minimum ratio of Tier I and Tier II capital (less any capital deductions) to risk-weighted assets of 8.0%, which remains unchanged. The amended regulations also require an additional capital conservation buffer of 2.5% in 2022 and 2023, as well as a potential counter-cyclical capital buffer of up to 2.5%, which is determined on a quarterly basis by the Financial Services Commission. Furthermore, we and Woori Bank were each designated as a domestic systemically important bank holding company and a domestic systematically important bank, respectively, for 2022 and 2023 by the Financial Services Commission, which subjects us and Woori Bank to the additional capital requirement of 1.0% in 2022 and 2023. The implementation of Basel III in Korea may have a significant effect on the capital requirements of Korean financial institutions, including us. See “Item 4.B. Business Overview—Supervision and Regulation—Principal Regulations Applicable to Financial Holding Companies—Capital Adequacy” and “Item 4.B. Business Overview—Supervision and Regulation—Principal Regulations Applicable to Banks—Capital Adequacy.”

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

The U.S. Department of the Treasury’s Office of Foreign Assets Control, or OFAC, administers and enforces certain laws and regulations (which we refer to as OFAC sanctions) that impose restrictions on activities or transactions within U.S. jurisdiction with certain countries, governments, entities and individuals that are the subject of OFAC sanctions, including Iran and Russia. Non-U.S. persons generally are not automatically bound by OFAC sanctions, but to the extent they engage in transactions completed in part in the United States or through U.S. persons (such as, for example, wiring an international payment that clears through a bank branch in New York), they are required to comply with OFAC sanctions. The European Union also enforces certain laws and regulations that impose restrictions on nationals and entities of, and business conducted in, member states with respect to activities or transactions with certain countries, governments, entities and individuals that are the subject of such laws and regulations, including with respect to targeted entities in Iran and Russia. The United Nations Security Council and other governmental entities (including Korea and the United Kingdom) also impose similar sanctions.

The United States also maintains indirect sanctions, which we refer to collectively as U.S. secondary sanctions, which provide authority for the imposition of U.S. sanctions on non-U.S. persons that engage in targeted transactions or activities with no connection to U.S. jurisdiction. Secondary sanctions are implemented under a wide and growing range of statutes and Executive Orders, and the standard language of most Executive Orders provides authority to impose sanctions on non-U.S. persons providing material support to parties subject to OFAC sanctions. Secondary sanctions have been of increasing importance in recent years, particularly (but not only) with respect to Iran, Russia, and North Korea. Iran has also been designated as a “jurisdiction of primary money laundering concern” under Section 311 of the USA PATRIOT Act, potentially subjecting banks dealing with Iranian financial institutions to increased regulatory scrutiny.

Violations of OFAC sanctions via transactions with a U.S. jurisdictional nexus can result in substantial civil or criminal penalties. Even when no such jurisdictional nexus exists, parties that engage in targeted activities under secondary sanctions may themselves become the target of OFAC sanctions, including, among other things, the blocking of any property subject to U.S. jurisdiction in which the sanctioned party has an interest, which would include a prohibition on transactions or dealings within U.S. jurisdiction involving securities of the sanctioned party. Financial institutions engaging in targeted activities could in some instances be sanctioned by termination or restriction of their ability to maintain correspondent accounts in the United States. The imposition of sanctions against foreign financial institutions pursuant to U.S. secondary sanctions is discretionary and not automatic, requiring affirmative action by the U.S. administration.

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

In 2022, we engaged in the following activities relating to Iran:

•

We operate certain accounts for the Central Bank of Iran, or the CBI, which were opened by the CBI pursuant to a service agreement entered into by us and the CBI in September 2010, as amended from time to time, to facilitate trade between Korea and Iran. In light of the discontinuation of the SRE, from July 8, 2019 to September 20, 2019, we limited activity in the existing CBI accounts to processing payments for exports of humanitarian goods to Iran, and due to the imposition of additional secondary sanctions against the CBI on September 20, 2019, we ceased all activity in the existing CBI accounts until July 12, 2020. Starting July 13, 2020, at the request of the Korean government, we resumed processing payments for exports of certain humanitarian goods to Iran, such as those permitted under OFAC General License No. 8A, which authorizes certain humanitarian trades involving the CBI. In resuming the transactions involving the CBI account for humanitarian trade, we consulted with the Korean government, which, in turn, received confirmation from OFAC that these transactions are currently permitted under OFAC sanctions laws. In addition, we have been conducting extensive Know Your Customer (KYC) and enhanced due diligence (EDD) reviews to ensure that all humanitarian trade transactions involving Iran and the CBI are undertaken in accordance with OFAC sanctions. In 2022, our total fee revenue from such activities amounted to ￦0.22 million, and as there were no expenses directly applicable to such activities under our internal management accounts, we estimate that our net income before tax from such activities also amounted to ￦0.22 million.

•

In the past, we also provided fund transfer and financing services to Korean exporters and importers in connection with their trade transactions with Iranian parties that were permitted under the relevant Korean sanctions regime. We have discontinued all trade financing activities relating to export and import trades involving the CBI accounts since November 5, 2018. Since 2019, all such exports and imports were settled through telegraphic transfer and did not involve our financing services, including all transactions involving the CBI. However, we continue to honor our obligations on a limited basis under previously-issued bank guarantees to the extent that such activities do not violate OFAC sanctions or implicate U.S. secondary sanctions. In 2022, our total fee revenue from the relevant telegraphic transfer services amounted to ￦0.10 million. As there were no expenses directly applicable to such activities under our internal management accounts, we estimate that our net income before tax from such activities also amounted to ￦0.10 million.

•

We also maintain a limited number of deposit accounts in Korea for an Iranian financial institution subject to OFAC sanctions that were opened prior to it becoming subject to OFAC sanctions. The relevant accounts have since been restricted, and no transactions are currently allowed through these accounts. Accordingly, there were no fee revenues from maintaining such deposit accounts, and there were no expenses directly applicable to such activities under our internal management accounts, in 2022.

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

Our business and reputation could be adversely affected if the U.S. government were to determine that our past or ongoing activities relating to Iran violated OFAC sanctions or involved sanctionable activities under U.S. secondary sanctions, or if any other government were to determine that such activities violated applicable sanctions of other countries. For example, any prohibition or conditions placed on our use of U.S. correspondent accounts could effectively eliminate our access to the U.S. financial system, including U.S. dollar clearing transactions, which would adversely affect our business, and any other sanctions or civil or criminal penalties imposed could also adversely affect our business. We intend to take all necessary measures to the extent possible to ensure that such prohibitions or conditions are not placed on us.

Furthermore, there is no guarantee that other countries (including Korea) that had provided sanctions relief to Iran in conjunction with the 2015 Joint Comprehensive Plan of Action (JCPOA) will not decide to re-impose sanctions relating to Iran, especially if there are further negative political developments relating to the Middle East or Iran’s involvement in the conflict in Ukraine. It is also possible that the United States, Korea or other countries might seek to expand their sanctions relating to Iran in the future beyond those existing currently. Such governmental actions and policies may also increase the risk of our violating certain sanctions or becoming a target of sanctions as a result of our past or future activities relating to Iran.

We have been cooperating with an investigation relating to compliance with U.S. sanctions and other U.S. laws led by the U.S. Attorney’s Office for the Southern District of New York and the New York State Office of the Attorney General regarding certain of our transactions involving sanctioned countries. We have provided the investigating authorities with information and documents pursuant to the applicable laws and regulations. We voluntarily reported the relevant transactions to OFAC, including a limited number of previous transactions that may have involved Iran, Sudan, Syria and Cuba, and shared such information with banking regulators including the Federal Reserve Bank of New York and the New York Department of Financial Services, or DFS. On December 3, 2020, OFAC concluded its investigation with a cautionary letter as its final enforcement action, and DFS also informed our counsel on February 2, 2022 that it would close its investigation without any enforcement action. However, the investigations by other U.S. government authorities have not been formally concluded and may continue to require our cooperation, although such investigations have been dormant for a number of years to our knowledge. It is not possible to predict the outcome of such investigations at this time, and there can be no assurance that such investigations will not result in an unfavorable outcome or adversely affect our business or reputation.

Following Russia’s further invasion of Ukraine in February 2022, various countries, including the United States, have imposed additional sanctions on a number of Russian individuals and entities, and restricted or prohibited certain activities relating to Russia such as making new investments or the provision of certain services. The Russian government also listed the Republic of Korea as an “unfriendly state” in March 2022. We have a Russia-based subsidiary, which represents 0.16% of our total assets and 0.19% of our revenue as of December 31, 2022. The Russian subsidiary is engaged in certain ordinary course business activities with Russian entity counterparties, some of which have become subject to additional sanctions since February 2022. Where necessary or appropriate, we have taken actions to negotiate repayment terms in Rubles to promote compliance with applicable sanctions and have prepared response plans in the event of additional sanctions. While we do not believe that such activities violate OFAC or other sanctions or would reasonably be expected to result in the imposition of U.S. secondary sanctions, U.S. authorities are afforded wide discretion and there is no guarantee that such activities will not be found to have violated OFAC sanctions or involved sanctionable activity under U.S. secondary sanctions, or that any other government will not determine that our activities violated applicable sanctions of other countries. Our business and reputation could be adversely affected if the U.S. government, or any other government, were to determine that our past or ongoing activities relating to Russia violated any of the applicable sanctions. Sanctions against Russia continue to evolve rapidly, and future changes in law could also adversely affect us. The further expansion of sanctions against Russia and the Russian financial sector by the United States or other countries (including Korea), as well as Russian countermeasures against foreign-owned companies, may adversely affect our business and reputation.

Furthermore, some of our U.S. investors may be required to divest their investments in us or forego the purchase of our securities under the laws of certain U.S. states relating to investments by state-owned entities or under internal investment policies relating to companies (or their affiliates) doing business with Iran or Russia, or investors may decide for reputational reasons to divest or forego such investments. We are aware of initiatives by U.S. governmental entities and U.S. institutional investors, such as pension funds, to adopt or consider adopting laws, regulations or policies prohibiting transactions with or investment in, or requiring divestment from, entities doing business with countries identified as state sponsors of terrorism, such as Iran, or with Russia. There can be no assurance that the foregoing will not occur or that such occurrence will not have a material adverse effect on the value of our common stock and ADSs.

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

South Korea’s Defense Ministry increased the Cyber Protection Condition or CPCON level from Level 4 (attention) to 3 (caution) in March 2022. In response, we have taken actions to implement cybersecurity measures that are commensurate with this increase in CPCON level. Specifically, we strengthened our systems to detect and block hacking attempts and malicious code distribution as well as DDoS response. We are also working on identifying and confirming best practices to optimize our cybersecurity measures.

We have made substantial and ongoing investments into building systems and protections to address cybersecurity and related risks including obtaining ISMS-P from Financial Security Institute and ISO27001 and ISO27701 from the International Organization for Standardization to validate our protocols, personnel, and facilities in respect of personal information data protection. Although our commitment to optimized cybersecurity and ongoing compliance will continue, there is no guarantee that such measures will provide complete protection against cyber threats.

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

Our businesses are exposed to risk from potential non-compliance by our employees with our policies, applicable laws or regulations, as well as other types of employee misconduct or negligence and fraud, which could result in civil, regulatory or criminal investigations, litigations and charges, regulatory sanctions and reputational or financial harm. For example, in April 2022, we became aware of, and reported to the relevant government authorities, a series of embezzlements committed between 2012 and 2020 by one of our employees. As of December 31, 2022, we determined that the aggregate amount of such embezzlements was approximately ￦70.8 billion but have since recovered ￦3.4 billion of this amount. In September 2022, the Seoul Central District court sentenced the embezzler to 13 years in prison, which decision is currently on appeal. The Financial Supervisory Service has concluded its investigation and, in January 2023, its disciplinary committee approved various penalties to be issued to certain Woori Bank employees in connection with the embezzlement. In addition, another employee of ours has been arrested under the allegation of aiding certain suspicious overseas wire transfers that are subject to pending investigations by the Korean government and alerting the transferors of such investigations. See “Item 8.A. Consolidated Statements and Other Financial Information—Legal Proceedings and Regulatory Actions.” These and other instances of employee misconduct could result in damages to our reputation, additional costs to us, regulatory penalties, exposure to litigation and other financial losses to us. There can be no assurance that we will be able to fully recoup any financial losses that we may have sustained as a result of the employee misconduct. Furthermore, it is not always possible to deter or fully prevent employee misconduct and the precautions we take to prevent and detect such activity may not always be fully effective. Accordingly, there can be no assurance that employee misconduct will not occur again in the future.

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

As a financial services provider, we are subject to a variety of regulations in Korea that are designed to protect financial consumers. In recent years, in light of heightened public concern regarding privacy issues, the Korean government has placed greater emphasis on protection of personal information by financial institutions and has implemented a number of measures to enhance consumer protection. Under the Personal Information Protection Act, financial institutions, as personal information managers, may not collect, store, maintain, utilize or provide resident registration numbers of their customers, unless other laws or regulations specifically require or permit the management of resident registration numbers. In addition, under the Use and Protection of Credit Information Act, a financial institution has a higher duty to protect all information that it collects from its customers and is required to treat such information as credit information. A financial institution’s ability to transfer or provide the information to its affiliates or holding company is considerably restricted. Quintuple damages may be imposed on a financial institution for leakage of such information. Furthermore, under the Electronic Financial Transaction Act, a financial institution is primarily responsible for compensating its customers harmed by a cyber security breach affecting the financial institution even if the breach is not directly attributable to the financial institution.

The Financial Consumer Protection Act became effective as of March 25, 2021. Under the Act, we as a financial instrument distributor are subject to heightened investor protection measures, including stricter distribution guidelines, improved financial dispute resolution procedures, increased liability for customer losses and newly imposed penalty surcharges. See “Item 4.B. Business Overview—Supervision and Regulation—Laws and Regulations Governing Other Business Activities—The Financial Consumer Protection Act.”

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

In the past, the Korean government has also announced policies under which financial institutions in Korea are encouraged to provide financial support to particular sectors. For example, in light of the deteriorating financial condition and liquidity position of small- and medium-sized enterprises in Korea and adverse conditions in the Korean economy affecting such enterprises, in April 2020 the Korean government temporarily introduced measures intended to encourage Korean banks to provide financial support to small- and medium-sized enterprise borrowers, including guidelines for Korean banks to extend loan terms and defer interest payments with respect to small- and medium sized enterprises and small merchants affected by the COVID-19 pandemic. See “—Risks relating to our corporate credit portfolio—The largest portion of our exposure is to small- and medium-sized enterprises, and financial difficulties experienced by companies in this segment may result in a deterioration of our asset quality and have an adverse impact on us.” In addition, in September 2019, in response to increasing levels of consumer debt and amid concerns over the debt-servicing capacity of retail borrowers if interest rates were to rise, the Korean government requested Korean banks to participate in a mortgage loan refinancing program for low-income individuals with low repayment ability aimed at reducing the payment burden on outstanding mortgage loans.

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

If the Financial Services Commission deems our financial condition or the financial condition of our subsidiaries to be unsound, or if we or our subsidiaries fail to meet applicable regulatory standards, such as minimum capital adequacy and liquidity ratios, the Financial Services Commission may order or recommend, among other things:

•	admonitions or warnings with respect to us or our officers;

•	capital increases or reductions;

•	assignments of contractual rights and obligations relating to financial transactions;

•	a suspension of performance by our officers of their duties and the appointment of receivers;

•	disposals of property holdings or closures of subsidiaries or branch offices or downsizing;

•	stock cancellations or consolidations;

•	suspension of performance of duties of officers and appointment of managers;

•	transfer of all or part of a business;

•	mergers with other financial institutions;

•	acquisition of us by a third party; and

•	suspensions of a part or all of our business operations (not more than six months, in the case of a suspension of all business operations).

If any of these measures are imposed on us by the Financial Services Commission, they could harm our business, results of operations and financial condition. In addition, if the Financial Services Commission orders us to partially or completely reduce our capital, you may lose part or all of your investment.

Risks relating to Korea

Unfavorable financial and economic developments in Korea may have an adverse effect on us.

We are incorporated in Korea, and a substantial majority of our operations are located in Korea. As a result, we are subject to political, economic, legal and regulatory risks specific to Korea, and our performance and successful fulfillment of our operational strategies are dependent to a large extent on the overall Korean economy. The economic indicators in Korea in recent years have shown mixed signs of deterioration and recovery. Following a period of deterioration due to the debilitating effects of the COVID-19 pandemic on the Korean economy as well as on the economies of Korea’s major trading partners in 2020 (see “—Other risks relating to our business—The COVID-19 pandemic has adversely affected and may continue to adversely affect our business, financial condition or results of operations.”), the overall Korean economy showed some signs of recovery in 2021. However, the Korean economy in 2022 was characterized by high levels of uncertainty resulting from high inflation rates, a rise in interest rates and a depreciation of the Won against the U.S. dollar. As a result, future growth of the Korean economy is subject to many factors beyond our control, including developments in the global economy.

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

Developments that could have an adverse impact on the Korean economy include:

•	declines in consumer confidence and a slowdown in consumer spending;

•	the occurrence of severe health epidemics in Korea or other parts of the world, such as the COVID-19 pandemic;

•	adverse developments in the financial markets and industry;

•

adverse conditions or developments in the economies of countries and regions that are important export markets for Korea, such as China, the United States, Europe and Japan, or in emerging market economies in Asia or elsewhere, including as a result of deteriorating economic and trade relations between the United States and China;

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

Relations between Korea and North Korea have been tense throughout Korea’s modern history. The level of tension between the two Koreas has fluctuated and may increase abruptly as a result of current and future events. In particular, there have been heightened security concerns in recent years stemming from North Korea’s nuclear weapon and ballistic missile programs as well as its hostile military actions against Korea. Some of the significant incidents in recent years include the following:

•

North Korea renounced its obligations under the Nuclear Non-Proliferation Treaty in January 2003 and has conducted six rounds of nuclear tests since October 2006, including claimed detonations of hydrogen bombs, and warheads that can be mounted on ballistic missiles. Over the years, North Korea has also conducted a series of ballistic missile tests, including missiles launched from submarines and intercontinental ballistic missiles that it claims can reach the United States mainland. North Korea has increased the frequency of its missile tests in 2022, firing over 60 ballistic missiles, including 8 intercontinental ballistic missiles. In response, the Korean government has repeatedly condemned the provocations and flagrant violations of relevant United Nations Security Council resolutions. In February 2016, the government also closed the inter-Korea Gaeseong Industrial Complex in response to North Korea’s fourth nuclear test in January 2016. Internationally, the United Nations Security Council has passed a series of resolutions condemning North Korea’s actions and significantly expanding the scope of sanctions applicable to North Korea. Over the years, the United States and the European Union have also expanded their sanctions applicable to North Korea.

•

In March 2010, a Korean naval vessel was destroyed by an underwater explosion, killing many of the crewmen on board. The Korean government formally accused North Korea of causing the sinking, while North Korea denied responsibility. Moreover, in November 2010, North Korea fired more than 100 artillery shells that hit Korea’s Yeonpyeong Island near the Northern Limit Line, which acts as the de facto maritime boundary between Korea and North Korea on the west coast of the Korean peninsula, causing casualties and significant property damage. The Korean government condemned North Korea for the attack and vowed stern retaliation should there be further provocation.

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

Economic difficulties in Korea or increases in corporate reorganizations and bankruptcies could result in layoffs and higher unemployment. Such developments could lead to social unrest and substantially increase government expenditures for unemployment compensation and other costs for social programs. According to statistics from the Korea National Statistical Office, the unemployment rate increased from 3.8% in 2019 to 4.0% in 2020, but decreased to 3.7% in 2021 and further decreased to 2.9% in 2022. Further increases in unemployment and any resulting labor unrest in the future could adversely affect our operations, as well as the operations of many of our customers and their ability to repay their loans, and could adversely affect the financial condition of Korean companies in general, depressing the price of their securities. Any of these developments may have an adverse effect on our financial condition and results of operations.

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

IMM Private Equity, Inc., through its special purpose company Nobis1, Inc., currently owns 40,560,000 shares, or 5.57%, of our outstanding common stock. BlackRock Fund Advisors currently owns 36,888,004 shares, or 5.07%, of our outstanding common stock. See “Item 7.A. Major Shareholders.” In the future, such major shareholders or any other shareholder that owns a large number of shares of our outstanding common stock may choose to sell large blocks of our common stock in a public offering or privately to a strategic or financial investor. Any future offerings or sales by us of our common stock or ADSs or securities exchangeable for or convertible into such securities, significant sales of our common stock by a major shareholder, or the public perception that such an offering or sale may occur, could have an adverse effect on the market price of our common stock and ADSs. Furthermore, any offerings by us in the future of any such securities could have a dilutive impact on your investment and relative ownership interest in us.

Prior sales by the KDIC of shares of our common stock may result in adverse Korean tax consequences for you.

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

While the KDIC received a tax ruling from the National Tax Service of Korea in June 2019 that the sale of the shares of our common stock it received in the stock transfer will be treated as a sale of shares due to an unavoidable reason (i.e., a disposal of shares in order to fulfil a legally imposed obligation) and that the deferral of taxation on capital gains will continue to apply even if the sale occurred within two years from the end of 2019, there is no assurance that such tax ruling will be followed. Accordingly, if you received our common stock or ADSs in the stock transfer, prior sales by the KDIC of shares of our common stock may result in adverse Korean tax consequences for you.

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

Our common stock is listed on the KRX KOSPI Market, which has a smaller market capitalization and is more volatile than the securities markets in the United States and many European countries. The market value of ADSs may fluctuate in response to the fluctuation of the trading price of shares of our common stock on the KRX KOSPI Market. The KRX KOSPI Market has experienced substantial fluctuations in the prices and volumes of sales of listed securities and the KRX KOSPI Market has prescribed a fixed range in which share prices are permitted to move on a daily basis. The KOSPI was 2,575.9 on April 17, 2023. There is no guarantee that the stock prices of Korean companies will not decline again in the future. Like other securities markets, including those in developed markets, the Korean securities market has experienced problems including market manipulation, insider trading and settlement failures. The recurrence of these or similar problems could have a material adverse effect on the market price and liquidity of the securities of Korean companies, including our common stock and ADSs, in both the domestic and the international markets.

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

Our legal and commercial name is Woori Financial Group Inc. Our registered office and corporate headquarters are located at 51, Sogong-ro, Jung-gu, Seoul, Korea. Our telephone number is 822-2125-2000. Our website address is https://www.woorifg.com.

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

•	In October 2016, Woori Bank acquired a 51% equity interest in Wealth Development Bank, a thrift bank in the Philippines with a network of 16 branches and approximately 300 employees.

•	In November 2016, Woori Bank obtained a banking license to establish a local subsidiary in Vietnam, Woori Bank Vietnam, which commenced operations in January 2017.

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

Privatization Plan

In June 2013, the Korean government, through the Public Funds Oversight Committee of the Financial Services Commission, announced an updated plan to privatize Woori Finance Holdings and its former subsidiaries, including Woori Bank. The privatization plan provided for the segregation of such entities into three groups and the disposal of the Korean government’s interest in these entities held through the KDIC in a series of transactions, most of which have been completed.

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

In October 2014, the KDIC sold its 56.97% ownership interest in Kwangju Bank and Kyongnam Bank to JB Financial Group and BNK Financial Group (formerly known as BS Financial Group), respectively.

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

Sales of the KDIC’s Ownership Interest

Pursuant to the Korean government’s privatization plan, in December 2014, the KDIC sold 40,143,022 shares of Woori Bank’s common stock (representing 5.9% of its outstanding common stock) through a bidding process in Korea. In addition, in December 2016 and January 2017, the KDIC sold an aggregate of 200,685,395 shares of Woori Bank’s common stock (representing 29.7% of its outstanding common stock) in stakes ranging from 3.7% to 6.0% to seven financial companies through a bidding process. In 2017, pursuant to a series of transactions related to call options previously granted in connection with the KDIC’s sale of Woori Bank’s common stock in December 2014, the KDIC sold an aggregate of 19,852,364 shares of Woori Bank’s common stock (representing 2.9% of its outstanding common stock). As a result of such transactions, the KDIC’s ownership interest in Woori Bank was reduced to 18.4%. In connection with our establishment in January 2019 as a new financial holding company pursuant to a “comprehensive stock transfer” under Korean law, the KDIC received 124,604,797 shares of our outstanding common stock in exchange for the common stock of Woori Bank it owned. In June 2019, the Financial Services Commission approved the KDIC’s plan to sell all such common stock in multiple transactions by 2022. In April 2021, pursuant to such plan, the KDIC sold 14,445,354 shares of our common stock (representing 2.0% of our outstanding common stock) in a block trade. In December 2021, the KDIC sold an aggregate 9.3% of our outstanding common stock in stakes ranging from 1.0% to 4.0% to four companies and 1.0% to our employee stock ownership association. In February 2022, the KDIC sold an aggregate of 15,860,000 shares of our common stock (representing 2.2% of our outstanding common stock) in a block trade. In May 2022, the KDIC further sold an aggregate of 17,000,000 shares of our common stock (representing 2.3% of our outstanding common stock) in a block trade. The KDIC currently owns 1.3% of our outstanding common stock.

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

•

In December 2019, we acquired an aggregate 51% equity interest in Woori Asset Trust Co., Ltd. (formerly known as Kukje Asset Trust Ltd.), consisting of (i) 44.46% from its majority shareholders, including former chairman Jae-Eun Yoo, and (ii) 6.54% from Woori Bank. As part of the share purchase agreement with the former majority shareholders, we have agreed to additionally acquire a 21.27%

equity interest in the future, subject to certain conditions. As of March 31, 2023, we have completed the additional acquisitions and currently own an aggregate 72.3% equity interest in Woori Asset Trust Co., Ltd., which is currently our consolidated subsidiary.

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

•

In March 2023, we acquired a 52% equity interest as well as the management rights in Daol Investment from its largest shareholder, Daol Investment & Securities Co., Ltd. Daol Investment is a venture capital company with ￦1.4 trillion of assets under its management, and has the 5th largest amount of assets under its management among all venture capital companies in South Korea based on applicable industry standards. We subsequently changed its name to Woori Venture Partners Co., Ltd.

Item 4.B.	Business Overview

We are one of the largest financial holding companies in Korea, in terms of consolidated total assets, and our operations include Woori Bank, one of the largest commercial banks in Korea. Our subsidiaries collectively engage in a broad range of businesses, including corporate banking, consumer banking, credit card operations, investment banking, capital markets activities, international banking, asset management, bancassurance and other businesses. We provide a wide range of products and services to our customers, which mainly comprise small- and medium-sized enterprises and individuals, as well as some of Korea’s largest corporations. As of December 31, 2022, we had, on a consolidated basis, total assets of ￦480,474 billion, total liabilities of ￦448,847 billion and total equity of ￦31,627 billion.

As one of the leading financial services groups in Korea, we believe our core competitive strengths include the following:

Strong and long standing relationships with corporate customers. Historically our operations concentrated on large corporate customers. As a result, we believe that we have strong relationships with many of Korea’s leading corporate groups, and we are the main creditor bank to 10 of the 32 largest Korean corporate borrowers. Further enhancing our corporate loan portfolio is our ability to lend to small- and medium-sized enterprise customers. As of December 31, 2022, we had 424,062 small- and medium-sized enterprise borrowers.

Large and loyal retail customer base. With respect to our consumer banking operations, we have the third-largest deposit base among Korean commercial banks, and over 24.5 million retail customers, representing about half of the Korean adult population. Of these customers, over 10.0 million are active customers, meaning that they have a deposit account with us with a balance of at least ￦300,000 or have a loan account with us.

Extensive distribution and marketing network. We serve our customers primarily through one of the largest banking networks in Korea, comprising 713 branches and 3,950 ATMs and cash dispensers as of December 31, 2022. Through Woori Bank, we also operate 10 dedicated corporate banking centers and 86 general managers for our large corporate customers and 774 relationship managers stationed at 582 branches (as well as 500 additional non-stationed employees who serve as relationship managers as needed) for our small- and medium-sized enterprise customers as of December 31, 2022. In addition, we have Internet and mobile banking platforms to enhance customer convenience, reduce service delivery costs and allow our branch staff to focus on marketing and sales.

Strong capital base. As of December 31, 2022, our consolidated equity totaled ￦32 trillion, and our total capital adequacy ratio was 15.30%. Our management team at the holding company carefully coordinates the capital and dividend plans of each of our subsidiaries and for the consolidated group to ensure that we optimize our capital position. We believe our strong capital base and coordinated capital management enable us to support growth of our core businesses and to pursue franchise-enhancing initiatives such as selective investments and acquisitions.

Strong and experienced management team. We benefit from our management team’s extensive experience accumulated with our subsidiaries and their predecessors. In January 2019, Tae-Seung Son assumed the role of our representative director, president and chief executive officer, which we believe enhanced the quality of our management team and our corporate governance. In March 2023, Jong-Yong Yim assumed the role of our representative director, president and chief executive officer, which we believe will continue to enhance the quality of our new management team and future competitiveness. We also believe that the extensive experience of many members of our management team in the financial sector will help us to continue to strengthen our operations.

Strategy

We aim to continue to build our position as a comprehensive financial services provider in Korea, with a view to having our business platform and operating structure on par with those of leading global financial institutions. The key elements of our strategy are as follows:

Provide comprehensive financial services and maximize synergies among our subsidiaries through our financial holding company structure. We plan to become a comprehensive financial services provider capable of developing and cross-selling a diverse range of products and services to our large existing base of retail and corporate banking customers, so that we can more effectively compete with leading domestic and international financial institutions. We believe that the adoption of a financial holding company structure will continue to help us increase customer satisfaction, generate synergies and maximize profitability, by creating an integrated system among our affiliated companies and allowing us to effectively provide various financial services, including comprehensive one-stop asset management services customized for clients, based on active expansion of non-banking and global business operations. One of the intended benefits of our financial holding company structure is that it enhances our ability to engage in mergers and acquisitions which we may decide to pursue as part of our strategy. For example, in an effort to expand our asset management services, we acquired equity interests in Woori Asset Management Corp., Woori Global Asset Management Co. and Woori Asset Trust Co., Ltd. in 2019 and Woori Financial Capital Co., Ltd. in 2020, which became our consolidated subsidiaries. We also established Woori Financial F&I Inc. as our direct consolidated subsidiary in January 2022. In an effort to expand our non-banking business, we acquired a 52% equity interest as well as the management rights in Daol Investment, a venture capital company with ￦1.4 trillion of assets under its management, in March 2023. We may consider additionally acquiring or merging with other financial institutions, particularly in the non-banking sector, to achieve more balanced growth and further diversify our revenue base.

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

Further improve our asset quality and strengthen our risk management practices. Woori Bank was one of the earliest and most aggressive banks in Korea to actively reduce non-performing loans through charge-offs and sales to third parties, and has taken various measures to facilitate the disposal of its substandard or below loans. As a result of these and other initiatives, our ratio of non-performing loans to total loans has been maintained at a relatively low level in recent years. Specifically, our ratio of non-performing loans to total loans was 0.27% as of December 31, 2021 and 0.29% as of December 31, 2022.

One of our highest priorities is to maintain our strong asset quality and enhance our risk management practices on an ongoing basis. We have created a centralized group-wide risk management organization, installed a comprehensive warning and monitoring system, adopted uniform loan loss provisioning policies across all subsidiaries and implemented an advanced credit evaluation system called the “Credit Wizard” at Woori Bank. We have undertaken a series of group-wide reviews of our credit risk management procedures, as well as our risk management infrastructure, in order to develop and implement various measures to further standardize and improve our risk management procedures and systems.

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

Accelerate digital innovation. The digital finance market has recently seen major growth due to the entry of fintech firms and the rapid digital transformations of our competitors, and the recent social distancing trends resulting from the COVID-19 pandemic have only accelerated the digitalization of finance. We have actively engaged in such trends through the adoption of innovative initiatives and aim to become a leader in digitization. As part of such efforts, in May 2015, Woori Bank established a mobile financial service platform through the launch of the first mobile-only banking service in Korea called WiBee Bank, and in April 2017, Kbank, formed by a consortium with KT Corporation and 20 other companies, in which we, through Woori Bank, own 12.6% of the equity with voting rights as of December 31, 2022, launched its services to become the first Internet-only bank in Korea.

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

In May 2020, we launched our “Digital First, Change Everything” campaign and established the Digital Innovation Committee, which comprises certain executive officers, to focus on such group-wide digital strategies. In August 2020, we entered into a memorandum of understanding with KT Corporation to form a joint venture to collaborate on data-based financial services, including a business utilizing MyData, a government initiative for the pooling of customers’ data for the provision of financial services, and in January 2021, the Financial Services Commission granted MyData business licenses to Woori Bank and Woori Card. In addition, in 2021, we established the following four “Digital First, Digital Initiative” strategies to promote digital innovation by emphasizing the diffusion of digitalization over a medium- to long-term and creating visible results:

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

In February 2022, we recruited and hired a chief digital officer to oversee our group-wide digital strategies and initiatives. Subsequently we implemented a digital strategy to increase the use of our groupwide platforms by our customer base, build data and AI infrastructure, and develop and strengthen our digital-focused personnel. In January 2022, we started to utilize blockchain-based mobile driver’s license (mDL) through the adoption of Decentralized Identity (DID) technology. In December 2021, we entered into a MOU with LG AI Research and have subsequently partnered together to develop Artificial Intelligence (AI) language system that is focused on the financial industry, through LG AI Research’s super-giant AI model “EXAONE”. In September 2022, we started to develop guidelines and digital competency standards for our Career Development Program, in an effort to develop and support our digital professionals at the group level. In November 2022, we established a Digital Initiative Planning Committee to focus on further development in data and new technology governance at the group level. Through these initiatives, and among others, as of December 31, 2022, Woori Bank and Woori Card have achieved an aggregate of 10 million monthly active users. We are in the process of developing the required strategy and the infrastructure to allow universal banking centered around bank application systems, and are striving towards having such system available by 2024.

Expand presence in the global market. We continually expand our global network mainly through Woori Bank and Woori Card and aim to strengthen our overseas operations to diversify our profit base, which is currently concentrated in Korea. We currently maintain, in aggregate, over 560 branches in over 20 countries and have made major strides in our overseas operations since our establishment of the first overseas branch of a Korean commercial bank in Tokyo, Japan in 1968. In December 2014, Woori Bank became the first Korean bank to be involved in a merger with a listed overseas bank when its subsidiary PT. Bank Woori Indonesia merged with and into PT. Bank Himpunan Saudara 1906 Tbk, which was renamed PT Bank Woori Saudara Indonesia 1906 Tbk. In October 2016, Woori Bank acquired a 51% equity interest in Wealth Development Bank, a thrift bank in the Philippines, and partnered with Vicsal Development Corporation, an operator of department stores and supermarkets in the Philippines and another major shareholder of Wealth Development Bank, to actively expand its base of local customers. In addition, in November 2016, Woori Bank obtained a banking license to establish a local subsidiary in Vietnam, Woori Bank Vietnam, which commenced operations in January 2017 and manages the local operations of Woori Bank’s branches in Vietnam. Furthermore, Woori Bank has expanded the scope of its operations in Myanmar, Indonesia, Cambodia and the Philippines in order to capitalize on the potential for high growth and profitability in Southeast Asia and established a representative office in Poland as well as additional branches in India. In June 2018, Woori Bank acquired VisionFund (Cambodia) Ltd., a microfinance deposit-taking institution in Cambodia, and renamed it WB Finance Co., Ltd, and in November 2018, Woori Bank established a German subsidiary, Woori Bank Europe Gmbh, which is headquartered in Frankfurt. In February 2020, WB Finance Co., Ltd. merged with Woori Finance (Cambodia) Plc., a Cambodian microfinance institution, and in November 2021, it obtained a commercial banking license from the Cambodian financial authorities and began its nationwide operations as Woori Bank (Cambodia) PLC. Woori Bank has a presence in over 20 countries with over 460 branches and offices outside Korea. In 2016, Woori Card expanded overseas by establishing TuTu Finance-WCI Myanmar Co., Ltd., microfinance firm, in Myanmar. In August 2022, Woori Card acquired a 82.03% equity interest in PT Batavia Prosperindo Finance, Tbk, a consumer finance company in Indonesia, and renamed it to PT Woori Finance Indonesia, Tbk.

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

The following table sets forth the balances and percentages of our total lending and total deposits represented by our large corporate and small- and medium-sized enterprise customer loans and deposits, respectively, and the number of such customers as of the dates indicated:

	As of December 31,
	2021			2022
	Amount		% of Total	Amount		% of Total

	(in billions of Won, except percentages)
Loans(1):
Small- and medium-sized enterprise(2)	￦	112,696	33.4%	￦	122,925	35.6%
Large corporate(3)		37,268	11.0		34,519	10.0
Others(4)		29,753	8.8		33,657	9.7

Total	￦	179,717	53.2%	￦	191,101	55.3%

Deposits:
Small- and medium-sized enterprise	￦	65,975	20.8%	￦	70,492	20.6%
Large corporate		103,846	32.7		108,536	31.7

Total	￦	169,821	53.4%	￦	179,028	52.3%

Number of borrowers:
Small- and medium-sized enterprise		409,249			424,062
Large corporate		2,386			2,493

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

(3)

Loans to companies that are not “small- and medium-size enterprises” as defined in the Framework Act on Small and Medium Enterprises of Korea and related regulations, and typically including companies that have assets of ￦12 billion or more and are therefore subject to external audit under the Act on External Audit of Stock Companies. See “—Large Corporate Banking.”

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

Small- and Medium-Sized Enterprise Banking

We use the term “small- and medium-sized enterprises” as defined in the Framework Act on Small and Medium Enterprises of Korea and related regulations. Under the Framework Act on Small and Medium Enterprises of Korea and related regulations, in order to qualify as a small- and medium-sized enterprise, (i) the enterprise’s total assets at the end of the immediately preceding fiscal year must be less than ￦500 billion, (ii) the enterprise must meet the average or annual sales revenue standards prescribed by the Enforcement Decree of the Framework Act on Small and Medium Enterprises that are applicable to the enterprise’s primary business, and (iii) the enterprise must meet the standards of substantial management independence from ownership as prescribed by the Enforcement Decree of the Framework Act on Small and Medium Enterprises. However, pursuant to amendments to the Framework Act on Small and Medium Enterprises and its Enforcements Decree, which became effective in June 2020, an enterprise that qualifies as a small- and medium-sized enterprise pursuant to the above definition shall no longer be considered a small- and medium-sized enterprise if it is incorporated into, or is deemed to be incorporated into, a business group subject to certain disclosure requirements under the Monopoly Regulation and Fair Trade Act. Furthermore, certified social enterprises (as defined in the Social Enterprise Promotion Act of Korea), cooperatives, federations of cooperatives, social cooperatives and federations of social cooperatives, federations of heterogeneous cooperatives that consist of small- and medium-sized enterprises under the Framework Act on Small and Medium Enterprises (as defined in the Framework Act on Cooperatives), cooperatives, federations and national federations (as defined in the Consumer Cooperatives Act), as well as cooperatives, business cooperatives and federations of cooperatives (as defined in the Small and Medium Enterprise Cooperatives Act) that satisfy the requirements prescribed by the Framework Act on Small and Medium Enterprises, may also qualify as small- and medium-sized enterprises. The small- and medium-sized enterprise segment of the corporate banking market has grown significantly in recent years, including as a result of government measures to encourage lending to these enterprises. As of December 31, 2022, 19.7% of our small- and medium-sized enterprise loans were extended to borrowers in the manufacturing industry, 16.4% were extended to borrowers in the retail and wholesale industries, and 7.4% were extended to borrowers in the hotel, leisure and transportation industries.

We service our small- and medium-sized enterprise customers primarily through Woori Bank’s network of branches and small- and medium-sized enterprise relationship managers. As of December 31, 2022, Woori Bank had stationed one or more relationship managers at 582 branches, of which 421 were located in the Seoul metropolitan area. The relationship managers specialize in servicing the banking needs of small- and medium-sized enterprise customers and concentrate their marketing efforts on developing new customers in this segment. As of December 31, 2022, Woori Bank had a total of 774 small- and medium-sized enterprise relationship managers stationed at its branches (as well as 500 non-stationed employees who serve as relationship managers as needed).

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

Lending Activities. We provide both working capital loans and facilities loans to our small- and medium-sized enterprise customers. As of December 31, 2022, working capital loans and facilities loans accounted for 42.2% and 53.6% respectively, of our total small- and medium-sized enterprise loans. As of December 31, 2022, we had 424,062 small- and medium-sized enterprise borrowers.

As of December 31, 2022, secured loans and loans guaranteed by a third party accounted for 80.4% and 5.6%, respectively, of our small- and medium-sized enterprise loans. As of December 31, 2022, approximately 74.2% of the secured loans were secured by real estate or movable property and 0.5% were secured by deposits. Working capital loans generally have a maturity of one year, but may be extended on an annual basis for an aggregate term of three to five years. Facilities loans have a maximum maturity of 15 years.

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

Pricing. We establish the pricing for our small- and medium-sized enterprise loan products based principally on transaction risk, our cost of funding and market considerations. Our lending rates are generally determined using our Credit Wizard system. We use our Credit Wizard system to manage our lending activities, and input data gathered from loan application forms, credit scores of borrowers and the appraisal value of collateral provided by external valuation experts into the Credit Wizard system and update such information periodically to reflect changes in such information. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Credit Risk Management—Credit Evaluation and Approval.” We measure transaction risk using factors such as the credit rating assigned to a particular borrower and the value and type of collateral. Our system also takes into account cost factors such as the current market interest rate, opportunity cost and cost of capital, as well as a spread calculated to achieve a target rate of return. Depending on the price and other terms set by competing banks for similar borrowers, we may reduce the interest rate we charge to compete more effectively with other banks. Loan officers have limited discretion in deciding what interest rates to offer, and significant variations require review at higher levels. As of December 31, 2022, approximately 73.5% of our small- and medium-sized enterprise loans had interest rates that varied with reference to current market interest rates.

Large Corporate Banking

Our large corporate customers consist of companies that are not “small- and medium-size enterprises” as defined in the Framework Act on Small and Medium Enterprises of Korea and related regulations, and typically include companies that have assets of ￦12 billion or more and are therefore subject to external audit under the Act on External Audit of Stock Companies. As a result of our history and development, particularly the history of Woori Bank, we remain the main creditor bank to many of Korea’s largest corporate borrowers.

In terms of our outstanding loan balance, as of December 31, 2022, 36.5% of our large corporate loans were extended to borrowers in the finance and insurance industries, 33.1% were extended to borrowers in the manufacturing industry, and 8.3% were extended to borrowers in the retail and wholesale industries.

We service our large corporate customers primarily through Woori Bank’s network of dedicated corporate banking centers and general managers. Woori Bank operates 10 dedicated corporate banking centers, all of which are located in the Seoul metropolitan area. Each center is staffed with one or more general managers, and certain centers are headed by a senior general manager. Depending on the center, each such manager is responsible for large corporate customers that either are affiliates of a particular chaebol or operate in a particular industry or region. As of December 31, 2022, Woori Bank had a total of 86 general managers who focus on marketing to and managing the accounts of large corporate customers.

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

Lending Activities.  We provide both working capital loans and facilities loans to our large corporate customers. As of December 31, 2022, working capital loans (including domestic usance, bills bought and securities sold under repurchase agreements) and facilities loans accounted for 67.1% and 19.2% respectively, of our total large corporate loans.

Loans to large corporate customers may be secured by real estate or deposits or be unsecured. As of December 31, 2022, secured loans and loans guaranteed by a third party accounted for 21.1% and 4.3% respectively, of our large corporate loans. Since a relatively low percentage of our large corporate loan portfolio is secured by collateral, we may be required to establish larger allowances for credit losses with respect to any such loans that become non-performing or impaired. See “—Assets and Liabilities—Asset Quality of Loans—Loan Loss Provisioning Policy.” As of December 31, 2022, approximately 65.0% of the secured loans were secured by real estate and approximately 2.8% were secured by deposits. Working capital loans generally have a maturity of one year but may be extended on an annual basis for an aggregate term of three to five years. Facilities loans have a maximum maturity of 15 years.

We evaluate creditworthiness and collateral for our loans to large corporate customers in essentially the same way as we do for loans to small- and medium-sized enterprise customers. See “—Small- and Medium-Sized Enterprise Banking—Lending Activities.”

Pricing.  We determine the pricing of our loans to large corporate customers in the same way that we determine the pricing of our loans to small- and medium-sized enterprise customers. See “—Small- and Medium-Sized Enterprise Banking—Pricing.” As of December 31, 2022, approximately 83.7% of these loans had interest rates that varied with reference to current market interest rates.

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

Lending Activities

We offer a variety of consumer loan products to households and individuals. We differentiate our product offerings based on a number of factors, including the customer’s age group, the purpose for which the loan is used, collateral requirements and maturity. The following table sets forth the balances and percentage of our total lending represented by our consumer loans as of the dates indicated:

	As of December 31,
	2021			2022
	Amount(1)		% of Total Loans(2)	Amount(1)		% of Total Loans(2)

	(in billions of Won, except percentage)
General purpose household loans	￦	46,584	13.8%	￦	43,614	12.6%
Mortgage loans		69,902	20.7		69,299	20.1
Home equity loans		31,875	9.4		31,027	9.0

Total	￦	148,361	43.9%	￦	143,940	41.7%

(1)	Not including outstanding credit card balances, and prior to deducting allowance for credit losses and present value discount or reflecting deferred origination costs.
(2)	Total loans do not include other financial assets and are before the deduction of allowance for credit losses and present value discount and the reflection of deferred origination costs.

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

For secured loans, including mortgage and home equity loans, we generally lend up to 70% of the collateral value (except in certain regulated areas designated by the government where we generally limit our lending to 50% of the appraised value of collateral, and for first-time homebuyers, we may lend up to 80% of the appraised value of collateral) minus the value of any lien or other security interest that is prior to our security interest. In calculating the collateral value for real estate for such secured consumer loans (which principally consists of residential properties), we generally use the fair value of the collateral as appraised by KB Land, the Korea Real Estate Board or other external appraisal experts, which is collated in our Credit Wizard system. We generally revalue collateral on a periodic basis. As of December 31, 2022, the revaluation frequency was every year for real estate (with apartments being revalued every month, subject to the availability of certain specified market value information), every year for equipment, every month for deposits and every week for stocks listed on a major Korean stock exchange.

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

General Purpose Household Loans

Our general purpose household loans may be secured by real estate (other than homes), deposits or securities. As of December 31, 2022, approximately ￦25,840 billion, or 59.2%, of our general purpose household loans were unsecured, although some of these loans were guaranteed by a third party. Overdraft loans are primarily unsecured and typically have a maturity between one and three years.

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

Our interest rates also incorporate a margin based on, among other things, the type of collateral (if any), priority with respect to any security, our target loan-to-value ratio and loan duration. We also can adjust the applicable rate based on current or expected profit contribution of the customer. Our lending rates are generally determined by our Credit Wizard system. The applicable interest rate is determined at the time of the drawdown of the loan. We also charge a termination fee in the event a borrower repays the loan prior to maturity. As of December 31, 2022, approximately 65.5% of our general purpose household loans had floating interest rates.

Mortgage and Home Equity Lending

We provide customers with a number of mortgage and home equity loan products that have flexible features, including terms, repayment schedules, amounts and eligibility for loans. The maximum term of our mortgage and home equity loans is typically 40 years. Most of our mortgage and home equity loans provided prior to January 2016 have an interest-only payment period of 10 years or less. However, the Korea Federation of Banks’ implementation of its Guidelines on Banks’ Mortgage Loan Screening changed the default interest-only payment period to one year or less, which applies to loans that were originated subsequent to the effective date of the Guidelines in January 2016. With respect to mortgage and home equity loans, we determine the eligibility of borrowers based on the borrower’s personal information, transaction history and credit history using our Credit Wizard system. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Credit Risk Management—Credit Evaluation and Approval.” The eligibility of a borrower that is participating in a housing lottery will depend on proof that it has paid a deposit or can obtain a guarantee from a Korean government-related housing fund.

As of December 31, 2022, approximately 60.1% of our mortgage and home equity loans were secured by residential or other property, 28.5% of our mortgage and home equity loans were guaranteed by Korean government-related housing funds and 2.8% of our mortgage and home equity loans, contrary to general practices in the United States, were unsecured (although the use of proceeds from mortgage and home equity loans is restricted for the purpose of financing home purchases and some of these loans were guaranteed by a third party). One reason that a portion of our mortgage and home equity loans are unsecured is that we, along with other Korean banks, provide advance loans to borrowers for the down payment of new housing (particularly apartments) that is in the process of being built. Once construction is completed, which may take several years, these mortgage and home equity loans become secured by the new housing purchased by these borrowers. As of December 31, 2022, we had issued unsecured construction loans relating to housing where construction was not completed in the amount of ￦2,853 billion. For the year ended December 31, 2022, the average initial loan-to-value ratio of our mortgage loans and home equity loans was approximately 59.8% and 45.2% respectively, compared to 53.8% and 32.4% for the year ended December 31, 2021. The average loan-to-value ratio of our mortgage loans and home equity loans as of December 31, 2022 was approximately 43.4% and 35.3% respectively, compared to 41.7% and 33.1% as of December 31, 2021.

Pricing. The interest rates for our mortgage and home equity loans are determined on essentially the same basis as our general purpose household loans, except that for mortgage and home equity loans we place significantly greater weight on the value of any collateral that is being provided to secure the loan. The base rate we use in determining the interest rate for our mortgage and home equity loans is identical to the base rate we use to determine pricing for our general purpose household loans. As of December 31, 2022, approximately 68.2% of our outstanding mortgage and home equity loans had floating interest rates.

Private Banking Operations

Our private banking operations within Woori Bank aim to service our high net worth and mass affluent retail customers. As of December 31, 2022, we had 268.118 customers who qualified for private banking services, representing 1.1% of our total retail customer base. Of the total deposits of our retail unit of ￦124.8 trillion as of December 31, 2022, high net worth and mass affluent customers accounted for 64.2%.

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

Woori Bank has 592 branches that offer private banking services. These branches are staffed by 650 private bankers, and almost all of the branches are located in metropolitan areas, including Seoul.

Woori Bank also operates an advisory center in Seoul for its private banking clients, which employs 21 specialists advising on matters of law, tax, real estate, risk assessment and investments.

Deposit-Taking Activities

We are one of the largest deposit holders among Korean banks, in large part due to our nationwide branch network. The balance of our deposits from retail customers was ￦120,520 billion as of December 31, 2021 and ￦132,916 billion as of December 31, 2022, which constituted 37.9% and 38.8%, respectively, of the balance of our total deposits.

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

•	other deposits, which consist mainly of deposits for notes payable, trust accounts, deposits for cash management accounts, housing installments and mutual installments.

The following table sets forth the percentage of our total retail and corporate deposits represented by each deposit product category as of December 31, 2022:

Demand Deposits	Time Deposits	Savings Deposits	Certificates of Deposit	Other Deposits
11.75%	53.20%	32.07%	1.54%	1.44%

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

The Monetary Policy Board of the Bank of Korea imposes a reserve requirement on Won currency deposits of commercial banks based generally on the type of deposit instrument. The minimum reserve requirement ratio for certain types of deposit instruments, such as time deposits, periodic deposits and certificates of deposit, is 2% of the average balance of Won currency demand deposits outstanding while the minimum reserve requirement ratio for other types of deposit instrument is 7% of the average balance of Won currency demand deposits outstanding. See “—Supervision and Regulation—Principal Regulations Applicable to Banks—Liquidity.” Ongoing regulatory reforms have removed all controls on lending rates and deposit rates (except for the prohibition on interest payments on current account deposits).

The Depositor Protection Act provides for a deposit insurance system where the KDIC guarantees to depositors the repayment of their eligible bank deposits. The KDIC insures a maximum of ￦50 million per individual for deposits and interest in a single financial institution, regardless of when the deposits were made or the size of the deposits. See “—Supervision and Regulation—Principal Regulations Applicable to Banks—Deposit Insurance System.” We pay a quarterly premium of 0.02% of our average deposits and a quarterly special contribution of 0.025% of our average deposits, in each case for the relevant quarter. For the year ended December 31, 2022, we paid an aggregate of ￦424 billion of such premiums and contributions.

Branch Network and Other Distribution Channels

Woori Bank had a total of 713 banking branches in Korea as of December 31, 2022, which was one of the most extensive networks of branches among Korean commercial banks. In recent years, demand in Korea for mutual funds and other asset management products as well as bancassurance products has been rising. These products require an extensive sales force and customer interaction to sell, further emphasizing the need for a large branch network. As a result, an extensive branch network is important to attracting and maintaining retail customers, as they generally conduct a significant portion of their financial transactions through bank branches. We believe that our extensive branch network in Korea helps us to maintain our retail customer base, which in turn provides us with a stable and relatively low cost funding source.

The following table presents the geographical distribution of Woori Bank’s banking branch network in Korea as of December 31, 2022:

	Total
	Number	% of Total

Area
Seoul	310	43.5%
Six largest cities (other than Seoul)	130	18.2%
Other	273	38.3%

Total	713	100.0%

In order to maximize access to our products and services, we have established an extensive network of ATMs and cash dispensers, which are located in branches as well as unmanned outlets. Woori Bank had 3,950 ATMs and cash dispensers as of December 31, 2022.

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

	For the year ended December 31,
	2020		2021		2022
ATMs(1):
Number of transactions (millions)		213		182		162
Fee income (billions of Won)	￦	25	￦	22	￦	20
Telephone banking:
Number of users		6,315,007		6,298,041		6,279,122
Number of transactions (millions)		126		108		87
Fee income (billions of Won)	￦	0.9	￦	0.9	￦	0.6
Internet banking:
Number of users		18,545,393		19,187,033		19,961,881
Number of transactions (millions)		17,082		19,047		18,097
Fee income (billions of Won)	￦	191	￦	210	￦	213

(1)	Includes cash dispensers.

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

As of December 31, 2022, Woori Card’s market share based on transaction volume was approximately 8.1%, which ranked Woori Card as the sixth largest credit card issuer in Korea, according to the Financial Statistics Information System, which is maintained by the Financial Supervisory Service.

Our credit card operations benefit from Woori Card’s ownership of a 7.65% equity stake in BC Card. BC Card is co-owned by KT Corporation, which is one of Korea’s largest telecommunications companies, and other Korean financial institutions, and operates the second largest merchant payment network in Korea as measured by transaction volume. This ownership stake allows us to outsource production and delivery of new credit cards, the preparation of monthly statements, management of merchants and other ancillary services to BC Card for our credit card operations. In addition, in October 2019, Woori Bank acquired a 20% equity interest in Lotte Card Co., Ltd., which was the fifth largest credit card issuer in Korea at the time of acquisition, according to the Financial Statistics Information System, which is maintained by the Financial Supervisory Service.

Products and Services

We currently have the following principal brands of credit cards outstanding:

•	a “Woori” brand;

•	a “BC Card” brand; and

•	a “Visa” brand.

We issue “Visa” brand cards under a non-exclusive license agreement with Visa International Service Association and also issue “MasterCard,” “JCB”, “Union Pay”, and “Diners Club” brand cards under a non-exclusive, co-branding agreement with BC Card.

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

The following tables set forth certain data relating to the credit card operations of Woori Card (including BC Cards and Visa Cards issued through the BC Card consortium) as of the dates or for the periods indicated:

	As of or for the year ended December 31,
	2020		2021		2022

	(in billions of Won, unless indicated otherwise)
Number of credit card holders (at year end) (thousands of holders)
General accounts		13,157		12,400		12,126
Corporate accounts		563		549		582

Total		13,720		12,949		12,708

Active ratio(1)		56.53%		61.18%		62.94%
Credit card interest and fees
Installment and cash advance interest	￦	226	￦	225	￦	282
Annual membership fees		90		92		95
Merchant fees		888		958		1,009
Other fees		644		711		914

Total	￦	1,848	￦	1,986	￦	2,299

Charge volumes
General purchase	￦	60,228	￦	65,517	￦	72,019
Installment purchase		10,225		11,765		10,111
Cash advance		4,314		4,884		5,791
Card loan		4,610		4,104		3,010

Total	￦	79,377	￦	86,270	￦	90,931

Outstanding balances (at year end)
General purchase	￦	3,060	￦	3,550	￦	4,146
Installment purchase		2,022		2,589		2,955
Cash advance		483		674		636
Card loan		2,997		2,964		2,662

Total	￦	8,562	￦	9,776	￦	10,398

Average outstanding balances
General purchase	￦	3,199	￦	3,439	￦	3,953
Installment purchase		1,934		2,303		2,780
Cash advance		523		552		693
Card loan		2,861		3,272		2,976

Total	￦	8,517	￦	9,567	￦	10,403

Delinquency ratios(2)
Less than 1 month		0.85		0.74		1.29
From 1 month to 3 months		0.51		0.49		0.78
From 3 months to 6 months		0.51		0.32		0.59
Over 6 months		0.00		0.00		0.01

Total		1.88%		1.55%		2.67%

Non-performing loan ratio(3)		0.71%		0.49%		0.84%
Gross charge-offs	￦	246	￦	220	￦	220
Recoveries		65		65		53

Net charge-offs	￦	181	￦	155	￦	167

Gross charge-off ratio(4)		2.89%		2.30%		2.12%
Net charge-off ratio(5)		2.13%		1.62%		1.60%

(1)	Represents the ratio of accounts used at least once within the past month to total accounts as of the end of the relevant year.
(2)

Our delinquency ratios may not fully reflect all delinquent amounts relating to our outstanding balances since a certain portion of delinquent credit card balances (defined as balances one day or more past due) were restructured into loans and were not treated as being delinquent at the time of conversion or for a period of time thereafter. Including all restructured loans, outstanding balances overdue by more than one month accounted for 2.6% of our credit card balances as of December 31, 2022.

(3)

Represents the ratio of balances that are more than three months overdue to total outstanding balances as of the end of the relevant year. These ratios do not include the following amounts of previously delinquent credit card balances restructured into loans that were classified as normal or precautionary as of December 31, 2020, 2021 and 2022:

	As of December 31,
	2020		2021		2022

	(in billions of Won)
Restructured loans	￦	123	￦	82	￦	124

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

In recent years, credit card issuers in Korea have agreed with selected cardholders to restructure their delinquent credit card account balances as loans that have more gradual repayment terms, in order to retain fundamentally sound customers who are experiencing temporary financial difficulties and to increase the likelihood of eventual recovery on those balances. In line with industry practice, we have restructured a portion of our delinquent credit card account balances as loans. The general qualifications to restructure delinquent credit card balances as loans are that the delinquent amount be in excess of ￦1 million. The terms of the restructured loans usually require the payment of approximately 10% to 20% of the outstanding balance as a down payment and that they be guaranteed by a third party and carry higher interest rates than prevailing market rates. These loans are usually required to be repaid by the borrower in installments over terms ranging from three months to 60 months. As of December 31, 2022, the total amount of our restructured loans was ￦134 billion. Because restructured loans are not initially recorded as being delinquent, our delinquency ratios do not fully reflect all delinquent amounts relating to our outstanding credit card balances.

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

For cash advances, finance charges start accruing immediately following the cash withdrawal. We currently charge a periodic finance charge on the outstanding balance of cash advance of approximately 5.9% to 19.9% per annum. The periodic finance charge assessed on such balances is calculated by multiplying the daily installment balances for each day during the billing cycle by the applicable periodic finance charge rate, and aggregating the results for each day in the billing period. In addition to finance charges, cardholders using cash advance networks operated by companies that are not financial institutions (such as Hannet and NICE) are charged a minimum commission of ￦700 and a maximum of ￦1,000 per withdrawal.

We also generally charge a basic annual membership fee up to ￦1,000,000 for our credit cards, which is determined based on various factors including the type of card, and whether affiliation options are selected by the cardholder. For certain cards, such as the Nu Biz, we will waive membership fees if customers charge above a certain amount.

We outsource the management of merchants to BC Card. We charge merchant fees to merchants for processing transactions. Merchant fees vary depending on the type of merchant and the total transaction amounts generated by the merchant. As of December 31, 2022, we charged merchants an average of 1.23% of their respective total transaction amounts. In addition to merchant fees, we receive nominal interchange fees for international card transactions.

Capital Markets Activities

We engage in capital markets activities for our own account and for our customers. Our capital markets activities include securities investment and trading, derivatives trading, asset securitization services and investment banking.

Securities Investment and Trading

We invest in and trade securities for our own account, in order to maintain adequate sources of liquidity and to generate interest and dividend income and capital gains. As of December 31, 2022, our investment portfolio, which consists of financial assets at fair value through other comprehensive income and securities at amortized cost, and our trading portfolio, which consists of financial assets at fair value through profit or loss (excluding deposits, derivative assets and loans), had a combined total book value of ￦72,031 billion and represented 15.0% of our total assets.

Our trading and investment portfolios consist primarily of Korean treasury securities and debt securities issued by Korean government agencies, local governments or government-invested enterprises, and debt securities issued by financial institutions. As of December 31, 2022, we held debt securities with a total book value of ￦70,565 billion, of which:

•	debt securities at amortized cost accounted for ￦28,269 billion, or 40.1%;

•	debt securities at fair value through other comprehensive income accounted for ￦32,146 billion, or 45.5%; and

•	debt securities at fair value through profit or loss accounted for ￦10,150 billion, or less than 14.4%.

Of these amounts, as of December 31, 2022, debt securities issued by the Korean government amounted to ￦10,082 billion, or 35.7% of our debt securities at amortized cost, ￦5,488 billion, or 17.1% of our debt securities at fair value through other comprehensive income, and ￦2,754 billion, or 27.1% of our debt securities at fair value through profit or loss.

From time to time, we also purchase and sell equity securities for our securities portfolios. Our equity securities consist primarily of equities listed on the KRX KOSPI Market or the KRX KOSDAQ Market. As of December 31, 2022:

•	equity securities at fair value through other comprehensive income had a book value of ￦939 billion, or 2.8% of our securities at fair value through other comprehensive income portfolio; and

•	equity securities at fair value through profit or loss accounted for ￦527 billion, or 4.9% of our securities at fair value through profit or loss portfolio.

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

Derivatives Trading

We offer derivatives products and engage in derivatives trading, mostly for our corporate customers. Our trading volume for derivative products issued for trading and hedging purposes was ￦353,659 billion in 2020, ￦390,720 billion in 2021 and ￦389,339 billion in 2022. Our aggregate net trading gain from derivatives issued for trading and hedging purposes for the years ended December 31, 2020, 2021 and 2022 was ￦320 billion, ￦323 billion, and ￦545 billion, respectively.

We provide and trade a number of derivatives products principally through sales or brokerage accounts for our customers, including:

•	interest rate swaps, options and futures, relating principally to Won interest rate risks;

•	index futures and options, relating to stock market fluctuations;

•	cross currency swaps, relating to foreign exchange risks, largely for Won against U.S. dollars; and

•	foreign exchange forwards, swaps, options and futures, relating to foreign exchange risks.

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

The following shows the estimated fair value of derivatives we held or had issued for trading purposes as of the dates indicated:

	As of December 31,
	2021				2022
	Estimated Fair Value of Assets		Estimated Fair Value of Liabilities		Estimated Fair Value of Assets		Estimated Fair Value of Liabilities

	(in billions of Won)
Currency derivatives	￦	3,922	￦	3,348	￦	6,212	￦	6,869
Interest rate derivatives		157		314		699		491
Equity derivatives		724		905		1,295		1,545

Total	￦	4,803	￦	4,567	￦	8,206	￦	8,905

For a discussion of our risk management policies with respect to our derivatives trading activities, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Market Risk Management—Market Risk Management for Trading Activities.”

Asset Securitization Services

We are active in the Korean asset-backed securities market. Through Woori Bank, we participate in asset securitization transactions in Korea by acting as arranger, trustee or liquidity provider. In 2022, we were involved in asset securitization transactions with an initial aggregate issue amount of ￦718 billion and generated total fee income of approximately ￦1.4 billion in connection with such transactions. The securities issued in asset securitization transactions are sold mainly to institutional investors buying through Korean securities firms.

Investment Banking

Through Woori Bank and Woori Investment Bank, we engage in investment banking activities in Korea. In addition, we provide project finance and financial advisory services, in the area of social overhead capital projects such as highway, port, power and water and sewage projects, as well as structured finance, leveraged buy-out financing, equity and venture financing and mergers and acquisitions financing services. In 2022, the net non-interest income from Woori Bank’s investment banking activities (including its Hong Kong subsidiary’s investment banking activities) was approximately ￦406.4 billion, while the net non-interest income from Woori Investment Bank’s investment banking activities was approximately ￦78.8 billion.

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

The table below sets forth certain information regarding our foreign currency assets and borrowings:

	As of December 31,
	2021		2022

	(in millions of US$)
Total foreign currency assets	US$	51,680	US$	53,873
Foreign currency borrowings
Call money		268		316
Long-term borrowings		4,234		4,295
Short-term borrowings		6,965		9,611

Total foreign currency borrowings	US$	11,467	US$	14,222

The table below sets forth the overseas subsidiaries and direct branches of Woori Bank in operation as of December 31, 2022:

Business Unit(1)	Location
Subsidiaries:
Woori America Bank	United States
Woori Bank China Limited	China
PT Bank Woori Saudara Indonesia 1906 Tbk	Indonesia
AO Woori Bank	Russia
Banco Woori Bank do Brasil S.A.	Brazil
Woori Global Markets Asia Limited	China (Hong Kong)
Woori Bank Vietnam Limited	Vietnam
Wealth Development Bank	Philippines
Woori Finance Myanmar Co., Ltd.	Myanmar
Woori Bank (Cambodia) PLC.	Cambodia
Woori Bank Europe Gmbh	Germany
Branches, Agencies and Representative Offices:
London Branch	United Kingdom
Tokyo Branch	Japan
Singapore Branch	Singapore
Hong Kong Branch	China (Hong Kong)
Bahrain Branch	Bahrain
Dhaka Branch	Bangladesh
Gaeseong Branch(2)	Korea
New York Agency	United States
Los Angeles Branch	United States
Chennai Branch	India
Sydney Branch	Australia
Dubai Branch	United Arab Emirates
Gurgaon Branch	India
Mumbai Branch	India
Kuala Lumpur Representative Office	Malaysia
Yangon Representative Office	Myanmar
Iran Representative Office(3)	Iran
Katowice Representative Office	Poland

(1)	Does not include subsidiaries and branches in liquidation or dissolution.
(2)	Due to the shutdown of the Gaeseong Industrial Complex in February 2016, the Gaeseong Branch is currently located at our corporate headquarters in Seoul.
(3)	No longer operational (i.e., no employees or office space) since December 2018 following the re-imposition of sanctions.

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

Woori America Bank currently operates over 25 branches in states including New York, New Jersey, Maryland, Virginia, Pennsylvania and California and provides retail and corporate banking services targeted towards the Korean-American community. As of December 31, 2022, Woori America Bank had total assets of US$3,111 million and shareholders’ equity of US$440 million.

In November 2007, Woori Bank established a local subsidiary in China, Woori Bank China Limited, which currently has branches in Beijing, Shanghai, Shenzhen, Suzhou, Tianjin, Dalian, Chengdu, Weihai, Chongqing and Shenyang. Woori Bank also established a local subsidiary in Russia, AO Woori Bank, in January 2008 to provide general banking services and it currently has branches in Moscow and St. Petersburg and a representative office in Vladivostok. As of December 31, 2022, AO Woori Bank had total assets of US$620 million and total liability of US$558 million, and its operating revenue was US$62 million in 2022.

In January 2014, Woori Bank completed the purchase of an additional 27% equity interest (in addition to the 6% equity interest it previously acquired through its subsidiary PT. Bank Woori Indonesia) in PT. Bank Himpunan Saudara 1906 Tbk, an Indonesian commercial bank with a network of over 100 branches and offices throughout Indonesia. In December 2014, PT. Bank Woori Indonesia merged with and into PT. Bank Himpunan Saudara 1906 Tbk. The merged entity, in which Woori Bank currently holds an 84.2% equity interest, was renamed PT Bank Woori Saudara Indonesia 1906 Tbk and became Woori Bank’s consolidated subsidiary. As of December 31, 2022, PT Bank Woori Saudara Indonesia 1906 Tbk had total assets of US$3,330 million and shareholders’ equity of US$624 million.

In October 2016, Woori Bank acquired a 51% equity interest in Wealth Development Bank, a thrift bank in the Philippines with a network of 25 branches and 438 employees as of December 31, 2022.

In November 2016, Woori Bank obtained a banking license to establish a local subsidiary in Vietnam, Woori Bank Vietnam, which commenced operations in January 2017 and currently operates 20 branches throughout the country.

Woori Bank is also expanding its network of branches in South and Southeast Asia through our other local subsidiaries, including PT Bank Woori Saudara Indonesia 1906, Tbk, Woori Finance Myanmar and Wealth Development Bank. In June 2018, Woori Bank acquired VisionFund (Cambodia) Ltd., a microfinance deposit-taking institution in Cambodia, and renamed it WB Finance Co., Ltd. In February 2020, WB Finance Co., Ltd. merged with Woori Finance (Cambodia) Plc., a Cambodian microfinance institution, and in November 2021, it obtained a commercial banking license from the Cambodian financial authorities and began its nationwide operations as Woori Bank (Cambodia) PLC. As of December 31, 2022, Woori Bank (Cambodia) PLC. had total assets of US$1,451 million and shareholders’ equity of US$318 million.

In November 2018, Woori Bank established a German subsidiary, Woori Bank Europe Gmbh, which is headquartered in Frankfurt and conducts our European operations. As of December 31, 2022, Woori Bank Europe Gmbh had total assets of US$697 million and shareholders’ equity of US$90 million.

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

We receive fees for our trust management services that are generally based upon a percentage, ranging between 0.01% and 1.2%, of the net asset value of the assets under management. We also receive penalty payments when customers terminate their trust deposit prior to the original contract maturity. Fees that we received for trust management services (including those fees related to property trust management services, described below, but excluding those fees relating to guaranteed trusts, which are eliminated in consolidation) amounted to ￦86 billion in 2020, ￦117 billion in 2021 and ￦132 billion in 2022.

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

	As of December 31,
	2021		2022

	(in billions of Won)
Principal and interest guaranteed trusts	￦	—	￦	—
Principal guaranteed trusts		1,275		1,186
Performance trusts		42,249		44,431

Total	￦	43,524	￦	45,617

The trust assets we manage consist principally of investment securities, loans made from the trusts and amounts due from banks. The investment securities consist of government-related debt securities, corporate debt securities, including bonds and commercial paper, equity securities and other securities. As of December 31,

2022, our money trusts had invested in securities with an aggregate book value of ￦11,610 billion, which accounted for approximately 24.9% of our money trust assets. Debt securities accounted for ￦5,372 billion of this amount.

Our money trusts also invest, to a lesser extent, in equity securities, including beneficiary certificates issued by investment trust management companies. As of December 31, 2022, equity securities held by our money trusts amounted to ￦6,239 billion, which accounted for approximately 13.4% of our money trust assets. Of this amount, ￦14 billion was from money trusts over which we had investment discretion and the remainder was from specified money trusts.

Loans made by our money trusts are similar in type to the loans made by our banking operations. As of December 31, 2022, our money trusts had made loans in the aggregate principal amount of ￦7,287 billion (excluding loans to our banking operations of ￦1,980 billion), which accounted for approximately 15.6% of our money trust assets.

The amounts due from banks consist of local currency and foreign currencies. As of December 31, 2022, such amounts due from banks totaled ￦25,111 billion, which accounted for approximately 53.8% of our money trust assets.

If the income from a money trust for which we provide a guarantee is less than the amount of the payments we have guaranteed, we will need to pay the amount of the shortfall with funds from special reserves maintained in our trust accounts, followed by basic fees from that money trust and funds from our banking operations. We net any payments we make as a result of these shortfalls against any gains we receive from other money trusts. No material payments of any such shortfall amounts were made in 2022.

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

In 2022, our property trust fees generally ranged from 0.003% to 5.00% of total assets under management, depending on the type of trust account product. As of December 31, 2022, the balance of our property trusts totaled ￦76,444 billion.

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

The following table shows the balances of our investment trusts by type as of December 31, 2022. Under IFRS, we do not consolidate investment trusts due to the fact that the assets invested are not our assets but customer assets:

As of December 31,
2022(1)

(in billions of Won)
Securities funds	￦ 23,684
Real estate funds	1,223
Special asset funds	2,391
Mixed asset funds	207
Money market funds	12,157

Total	￦ 39,662

(1)	Includes assets under management by Woori Private Equity Asset Management Co., Ltd. See “—Other Businesses—Private Equity.”

We receive fees for our investment trust management services consisting of management fees in connection with establishing, operating and managing the investment trust, asset management fees and related advisory fees. These fees are calculated by multiplying the daily net asset value of the trust by a percentage provided in the trust documentation. Fees accrue on a daily basis and are paid out as expenses periodically. Fees from our investment trust management services amounted to ￦17 billion in 2022.

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

Trustee and Custodian Services Relating to Securities Investment Trusts

Through Woori Bank, as of December 31, 2022, we acted as a trustee for 4,420 securities investment trusts, mutual funds and other investment funds. We receive a fee for acting as a trustee and generally perform the following functions:

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

For the year ended December 31, 2022, our fee income from such services was ￦24.7 billion.

Other Businesses

Management of National Housing and Urban Fund

In April 2008, through Woori Bank, we were selected to be the lead manager of the National Housing and Urban Fund. The National Housing and Urban Fund provides financial support to low-income households in Korea by providing mortgage financing and construction loans for projects to build small- and medium-sized housing. As of December 31, 2022, outstanding housing loans from the National Housing and Urban Fund amounted to approximately ￦133.6 trillion, of which we originated ￦84.4 trillion. The activities of the National Housing and Urban Fund are funded primarily by the issuance of national housing bonds, which must be purchased by persons and legal entities wishing to make real estate-related registrations and filings, and by subscription savings deposits held at the National Housing and Urban Fund.

In return for managing the operations of the National Housing and Urban Fund, we receive a monthly fee. This fee consists of a fund raising fee and a loan origination fee. The fund raising fee is based on the number of National Housing and Urban Fund subscription savings deposit accounts opened and the level of activity for existing accounts and the number of National Housing and Urban Fund bonds issued or redeemed. The loan origination fee is based on the number of new National Housing and Urban Fund loans and the number of National Housing and Urban Fund mortgage loans to contractors constructing housing units that are assumed by the individual buyers of housing units and the level of activity for existing loans during each month. We received total fees of approximately ￦55 billion for managing the National Housing and Urban Fund in 2022.

Bancassurance

The term “bancassurance” refers to the marketing and sale by commercial banks of insurance products manufactured within a group of affiliated companies or by third-party insurance companies. Through Woori Bank, we market a wide range of bancassurance products. In 2022, we generated fee income of approximately ￦110 billion through the marketing of bancassurance products. We believe that we will be able to continue to develop an important new source of fee-based revenues by expanding our offering of these products. We have entered into bancassurance marketing arrangements with 30 insurance companies, including TongYang Life Insurance, Hanwha Life Insurance, Samsung Life Insurance, Samsung Fire and Marine Insurance, Hyundai Fire and Marine Insurance and American International Assurance, and plan to enter into additional insurance product marketing arrangements with other leading insurance companies whose names and reputation are likely to be familiar to our customer base.

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

Currently Woori PEAM serves as the general partner of 7 private equity funds. Such private equity funds include Woori Shinyoung Growth Cap Private Equity Fund 1, the size of which is approximately ￦163 billion; Woori Q Corporate Restructuring Private Equity Fund, the size of which is approximately ￦155 billion; Arden Woori Apparel 1st Private Equity Fund, the size of which is approximately ￦21 billion; Woori-Dino Private Equity Fund 1, the size of which is approximately ￦10.2 billion; Green ESG Growth Private Equity Fund 1, the size of which is approximately ￦165 billion; NH-Woori Newdeal Growth Alpha Private Equity Fund 1, the size of which is approximately ￦220 billion; and Australia Green Energy Private Equity Fund 1, the size of which is approximately ￦124 billion. In addition to the aforementioned 7 private equity funds, Woori PEAM has previously launched Woori Hanwha Eureka Private Equity Fund, which was liquidated in November 2022 for ￦43.5 billion.

Woori PEAM also established and currently manages 16 alternative investment funds with an aggregate investment amount of approximately ￦1.21 trillion. The aggregate amount of assets under management of these 16 alternative investment funds is approximately ￦699 billion.

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

In addition, the introduction of Internet-only banks in Korea is expected to increase competition in the Korean banking industry. Internet-only banks generally operate without branches and conduct most of their operations through electronic means, which enable them to minimize costs and offer customers higher interest rates on deposits or lower lending rates. In April 2017, Kbank, the first Internet-only bank in Korea, in which Woori Bank owns 12.6% of the equity with voting rights as of December 31, 2022, commenced operations. Kakao Bank and Toss Bank, both mobile-only banks, commenced operations in July 2017 and October 2021, respectively.

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

•

In August 2020, amendments to the Credit Information Use and Protection Act established the framework for MyData services in Korea, which allow the collection of customers’ personal credit information from credit information providers/users or public institutions upon the customer’s request and subject to compliance requirements, so that customers may access such collected personal credit information in whole or in part. In January 2021, the Financial Services Commission granted licenses to 28 companies to operate as MyData service providers, 14 of which were fintech firms, and competition between traditional financial institutions and fintech firms is expected to intensify, particularly with respect to the relevant asset management services. As of December 31, 2022, 64 companies, including 23 fintech companies, have been granted a MyData license. MyData services are currently offered through Woori WON Banking, Woori Bank’s main mobile banking application, as well as through Woori Card’s mobile application.

•

In March 2023, the Financial Services Commission and the Financial Supervisory Service jointly hosted the initial working group meeting of a task force committed to improving the management and operating practices of banks and banking system. One of the goals of the task force is to promote competition in the banking sector. During the initial working group meeting, authorities discussed ways to allow entry of new banks and boost competition between banks and nonbanks. These measures under discussion include, without limitation, (1) introducing small licensing units and small-scale specialized banks, (2) allowing entry of additional internet-only banks, regional banks and nation-wide banks, (3) converting mutual savings banks into regional banks and regional banks into nation-wide banks, (4) allowing credit card companies to provide comprehensive payment settlement services, (5) allowing securities firms to provide payment settlement services to corporate entities, (6) permitting insurance companies to concurrently operate payment settlement services, (7) expanding banks’ loans to small and medium-sized enterprises and small-loans to lower-income groups, and (8) extending nonbanks’ scope of services in handling policy fund loans and policy mortgages. The task force has held and will hold future working group meetings to discuss these issues and we expect that they will develop specific measures to increase competition in the banking sector in the near future. In addition, in February 2023, the Korea Fair Trade Commission conducted on-site examinations of the major banks, including us, to determine whether the banks have engaged in unfair trade practices.

Overall, such measures may not only intensify competition among traditional financial institutions in Korea, but also allow new market participants such as fintech firms to potentially gain market share in certain areas in which we operate.

Moreover, the Korean financial industry is undergoing significant consolidation through which the number of nationwide commercial banks in Korea has significantly decreased since the financial crisis in Korea in the late 1990s. A number of significant mergers and acquisitions in the financial industry have also taken place in Korea in recent years, including the merger of Hana Bank into Korea Exchange Bank in 2015, KB Financial Group’s acquisition of Hyundai Securities Co., Ltd. in 2016 and the subsequent merger of Hyundai Securities with and into KB Investment & Securities Co., Ltd. in 2016. In 2016, Mirae Asset Securities Co., Ltd. acquired a 43% interest in KDB Daewoo Securities Co., Ltd., which subsequently merged with and into Mirae Asset Securities. In 2014, pursuant to the implementation of the Korean government’s privatization plan with respect to Woori Finance Holdings and its former subsidiaries, Woori Financial, Woori Asset Management and Woori F&I were acquired by KB Financial Group, Kiwoom Securities and Daishin Securities, respectively, and Woori Investment & Securities, Woori Aviva Life Insurance and Woori FG Savings Bank were acquired by NongHyup

Financial Group. In addition, in October 2014, the KDIC’s ownership interest in Kwangju Bank and Kyongnam Bank were acquired by JB Financial Group and BNK Financial Group (formerly known as BS Financial Group), respectively. See “Item 4.A. History and Development of the Company—Privatization Plan.” In 2020, Hana Financial Group acquired The-K Non-Life Insurance Co., Ltd. to form Hana Insurance Co., Ltd. Orange Life Insurance, Ltd. (formerly known as ING Life Insurance Korea, Ltd.) became a wholly-owned subsidiary of Shinhan Financial Group following the acquisition of equity interests by Shinhan Financial Group in February 2019 and January 2020, which subsequently merged with and into Shinhan Life Insurance Co., Ltd. in July 2021. In 2020, Shinhan Financial Group acquired the venture capital firm Neoplux. In January 2022, Shinhan Financial Group’s subsidiary, Shinhan Asset Management Co., Ltd., merged with Shinhan Alternative Investment Management Inc. In July 2022, Shinhan Financial Group acquired BNP Paribas Cardif General Insurance, and established Shinhan EZ General Insurance. In 2020, KB Financial Group acquired The Prudential Life Insurance Company of Korea Ltd., which merged with KB Life Insurance in January 2023, with the surviving entity’s name changed to KB Life Insurance Co., Ltd.

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

Loan Portfolio

As of December 31, 2022, the balance of our total loan portfolio was ￦345,411 billion. As of December 31, 2022, 89.2% of our total loans were Won-denominated loans and 10.8% of our total loans were denominated in other currencies. Of the ￦37,353 billion of foreign currency-denominated loans as of that date, approximately 78.0% represented “foreign” loans provided by Woori Bank to offshore entities and individuals. Woori Bank extends such foreign loans primarily through its overseas branches to affiliates of large Korean manufacturing companies for trade financing and working capital.

Except where we specify otherwise, all loan amounts stated below do not include amounts due from banks and other receivables and are prior to deducting allowance for credit losses and present value discount or reflecting deferred origination costs, and all corporate loan amounts stated below include loans made to the Korean government and government-owned agencies and banks.

Loan Types

The following table presents loans by type as of the dates indicated. Total loans reflect our loan portfolio, including past due amounts.

	As of December 31,
	2021		2022

	(in billions of Won)
Domestic:
Corporate(1):
Commercial and industrial	￦	131,695	￦	145,500
Lease financing		1,743		2,207
Trade financing		8,341		6,762
Other commercial		16,443		12,802

Total corporate		158,222		167,271
Consumer:
General purpose household		42,164		38,447
Mortgage		69,902		69,299
Home equity		31,875		31,027

Total consumer		143,941		138,773
Credit cards		9,757		10,370

Total domestic		311,920		316,414
Foreign:
Corporate(2):
Commercial and industrial		18,926		21,103
Lease financing				26
Trade financing		1,270		629
Other commercial		1,299		2,072

Total corporate		21,495		23,830
Consumer		4,420		5,167

Total foreign		25,915		28,997

Total loans(3)	￦	337,835	￦	345,411

Less: present value discount		(7)		(10)
Less: deferred origination costs (fees)		858		852
Less: allowance for credit losses		(1,887)		(2,334)

Total loans, net	￦	336,799	￦	343,919

(1)	Including loans made to banks and the Korean government and government-owned agencies.
(2)	Including loans made to banks.
(3)	Not including due from banks and other financial assets (or other receivables) and prior to deducting allowance for credit losses and present value discount or reflecting deferred origination costs.

Loan Concentrations

On a consolidated basis, our exposure to any single person (regardless of whether such person is an individual or an entity) or any single borrower (any single person together with any individual and/or entity that shares the same credit risk with such person) is limited by law to 20% and 25%, respectively, of our “net aggregate equity capital,” as defined under the Enforcement Decree of the Financial Holding Company Act. See “—Supervision and Regulation—Principal Regulations Applicable to Financial Holding Companies—Financial Exposure to Any Individual Customer and Major Investor.” In addition, Woori Bank’s exposure to any single borrower or any single person is limited by the Bank Act to 20% and 25%, respectively, of its total Tier I and Tier II capital.

20 Largest Exposures by Borrower

As of December 31, 2022, our exposures to our 20 largest borrowers or issuers totaled ￦66,929 billion and accounted for 12.1% of our total exposures. The following table sets forth our total exposures to those borrowers or issuers as of that date:

	Loans								Guarantees and acceptances						Amounts classified as substandard or below(3)
Company (Credit Rating)(1)	Won currency		Foreign currency		Equity securities		Debt securities				Total exposures		Collateral(2)

	(in billions of Won)
Korean Government(4)	￦	—	￦	—	￦	—	￦	18,126	￦	—	￦	18,126	￦	—	￦	—
Korea Development Bank (AAA)		—		165		—		14,123		—		14,288		—		—
Industrial Bank of Korea (AAA)		—		304		—		8,922		—		9,226		—		—
Korea Housing Finance Corporation (AAA)		—		—		—		7,924		—		7,924		—		—
The Bank of Korea(4)		720		—		—		2,910		—		3,630		—		—
Export-Import Bank of Korea (AAA)		—		—		—		2,151		—		2,151		—		—
KOREA ELECTRIC POWER CORPORATION (AAA)		1,400		—		—		398		30		1,828		—		—
Kookmin Bank (AAA)		991		37		—		—		—		1,028		240		—
Samsung Heavy Industries Co.,Ltd. (BBB)		—		7		—		—		1,002		1,009		21		—
Shinhan Securities Co.,Ltd. (AA)		950		—		—		—		—		950		—		—
MIRAE ASSET SECURITIES.CO., LTD (AA)		910		—		—		—		—		910		—		—
SHINHAN BANK (AAA)		752		38		—		55		5		850		552		—
SMALL BUSINESS CORPORATION (B+)		—		—		—		795		—		795		—		—
IBK Asset Management Co.,Ltd.(B)		—		—		—		646		—		646		—		—
Hana Securities Co., Ltd. (AA)		638		—		—		—		—		638		—		—
KIWOOM ASSET MANAGEMENT.Co.Ltd. (A+)		620		—		—		—		—		620		—		—
POSCO INTERNATIONAL (AAA)		—		440		—		—		161		601		—		—
SAMSUNG ELECTRONICS CO,.LTD (AAA)		250		321		—		—		—		571		—		—
Hyundai Heavy Industries Co., Ltd. (A)		—		13		—		—		556		569		—		—
Defense Acquisition Program Administration (A)		—		—		—		—		569		569		—		—

Total	￦	7,231	￦	1,325	￦	—	￦	56,050	￦	2,323	￦	66,929	￦	813	￦	—

(1)

Credit ratings are from a domestic credit rating agency, including Korea Ratings Corporation, NICE Investors Service Co. and Korea Investors Services Inc., as of December 31, 2022. If multiple ratings were available, the lowest one is indicated.

(2)	The value of collateral is appraised based on future cash flow and observable market price.
(3)	Classification is based on the Financial Services Commission’s asset classification criteria.
(4)	Credit rating is unavailable.

As of December 31, 2022, 3 of these top 20 borrowers or issuers were companies belonging to the 40 largest chaebols in Korea. See “Item 3.D. Risk Factors—Risks relating to our corporate credit portfolio—We have exposure to the largest Korean commercial conglomerates, known as “chaebols,” and, as a result, financial difficulties of chaebols may have an adverse impact on us.”

Exposure to Chaebols

As of December 31, 2022, 3.9% of our total exposure was to the 40 largest chaebols in Korea. The following table shows, as of December 31, 2022, our total exposures to the 10 chaebols to which we have the largest exposure:

	Loans								Guarantees and acceptances						Amounts Classified as substandard or below(2)
Chaebol	Won currency		Foreign currency		Equity securities		Debt securities				Total exposures		Collateral(1)

	(in billions of Won)
Samsung	￦	942	￦	1,047	￦	18	￦	10	￦	1,298	￦	3,315	￦	25	￦	—
Hyundai Motors		1,276		634		1		50		423		2,384		—		—
SK		1,198		354		6		11		353		1,922		226		—
GS		496		77		—		10		1,133		1,716		—		—
Hanwha		1,015		175		—		112		186		1,488		376		—
Mirae Asset		1,160		—		—		218		—		1,378		—		—
Lotte		924		190		—		20		49		1,183		—		—
LG		757		253		1		—		16		1,027		—		—
Hyosung		179		393		—		19		233		824		325		—
Kolon		546		71		—		9		130		756		127		—

Total	￦	8,493	￦	3,194	￦	26	￦	459	￦	3,821	￦	15,993	￦	1,079	￦	—

(1)	The value of collateral is appraised based on future cash flow and observable market price.
(2)	Classification is based on the Financial Services Commission’s asset classification criteria.

Loan Concentration by Industry

The following table shows, as of December 31, 2022, the aggregate balance of our domestic and foreign corporate loans by industry concentration and as a percentage of our total corporate lending:

	Aggregate corporate loan balance		Percentage of total corporate loan balance

	(in billions of Won)
Industry
Manufacturing	￦	42,956	22.5%
Financial and insurance		22,937	12.0
Retail and wholesale		24,214	12.7
Hotel, leisure and transportation		11,244	5.9
Construction		6,779	3.5
Government and government agencies		194	0.1
Other		82,777	43.3

Total	￦	191,101	100.0%

Maturity Analysis

The following table sets out, as of December 31, 2022, the scheduled maturities (time remaining until maturity) of our loan portfolio:

	1 year or less		Over 1 year but not more than 5 years		Over 5 years but not more than 15 years		Over 15 years		Total

	(in billions of Won)
Loans in local currency	￦	134,594	￦	79,594	￦	10,916	￦	57,583	￦	282,687
Loans in foreign currencies		10,467		11,180		3,977		1,721		27,345
Domestic banker’s usance		2,877		—		—		—		2,877
Credit card accounts		8,379		1,826		75		90		10,370
Bills bought in foreign currencies		3,651		—		—		—		3,651
Bills bought in local currency		206		328		—		—		534
Factoring receivables		15		10		—		—		25
Advances for customers on guarantees		23		3		—		—		26
Private placement bonds		296		144		25		20		485
Securitized loans		—		2,911		80		—		2,991
Call loans		3,223		47		—		—		3,270
Bonds purchased under resale agreements		6,849		—		—		—		6,849
Financial lease receivables		88		2,035		128		—		2,251
Installment financial bonds		55		1,688		307		—		2,050
Others		—		—		—		—		—

Total loans	￦	170,723	￦	99,766	￦	15,508	￦	59,414	￦	345,411

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

Interest Rates

The following table shows, as of December 31, 2022, the total amount of our loans due after one year that have fixed interest rates and variable or adjustable interest rates:

	Fixed Rate(1)		Variable or adjustable rates(2)		Total

	(in billions of Won)
Loans in local currency	￦	48,305	￦	99,788	￦	148,093
Loans in foreign currencies		4,959		11,919		16,878
Domestic banker’s usance		—		—		—
Credit card accounts		1,991		—		1,991
Bills bought in foreign currencies		—		—		—
Bills bought in local currency		328		—		328
Factoring receivables		10		—		10
Advances for customers on guarantees		3		—		3
Private placement bonds		139		50		189
Securitized loans		2,121		870		2,991
Call loans		47		—		47
Bonds purchased under resale agreements		—		—		—
Financial lease receivables		2,163		—		2,163
Installment financial bonds		1,995		—		1,995
Others		—		—		—

Total loans	￦	62,061	￦	112,627	￦	174,688

(1)	Fixed rate loans are loans for which the interest rate is fixed for the entire term.
(2)	Variable or adjustable rate loans are loans for which the interest rate is not fixed for the entire term.

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

Substandard

Either:

•  credits extended to customers that, based on our consideration of their business, financial position and future cash flows, are judged to have incurred considerable default risks as their ability to repay has deteriorated; or

•  the portion that we expect to collect of total loans (i) extended to customers that have been in arrears for three months or more, (ii) extended to customers that have incurred serious default risks due to the occurrence of, among other things, final refusal to pay their debt instruments, entry into liquidation or bankruptcy proceedings, or closure of their businesses, or (iii) extended to customers who have outstanding loans that are classified as “doubtful” or “estimated loss.”

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

Loan Loss Provisioning Policy

Under IFRS 9 Financial Instruments, or IFRS 9, we establish allowances for credit losses based on expected credit losses instead of incurred losses by assessing changes in expected credit losses and recognizing such changes as impairment loss (or reversal of impairment loss) in profit or loss. Under IFRS 9, the allowance required to be established with respect to a loan or financial asset is the amount of the expected 12-month credit loss or the expected lifetime credit loss for the applicable loan or financial asset, according to three stages of credit risk deterioration since initial recognition.

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

Loan classifications	Corporate(1)		Consumer	Credit card receivables(2)	Credit card loans(3)
Normal	0.85% or above	(4)	1% or above	1.1% or above	2.5% or above
Precautionary	7% or above		10% or above	40% or above	50% or above
Substandard	20% or above		20% or above	60% or above	65% or above
Doubtful	50% or above		55% or above	75% or above	75% or above
Estimated loss	100%		100%	100%	100%

(1)	Subject to certain exceptions pursuant to the Banking Industry Supervision Regulations of Korea.
(2)	Applicable for credit card receivables for general purchases of products or services.
(3)	Applicable for cash advances, card loans and revolving loan receivables.
(4)	‘0.9% or above’ in case of normal credits comprising loans to certain industries including construction, retail and wholesale sales, accommodations, restaurant, real estate and lease.

In addition, according to the Regulation on the Supervision of Banking Business, banks are required to maintain allowances for credit losses with respect to their confirmed guarantees, including confirmed acceptances, as well as their outstanding but unused credit lines. The amount of these allowances must be calculated using the same rates applicable to normal, precautionary, substandard, doubtful, and estimated loss credits that make up their outstanding loans and other credits, as described above.

The process to determine the allowances for off-balance sheet positions under IFRS 9 is similar to the methodology used for loans. Any loss amounts are recognized as a provision in the consolidated statements of financial position within liabilities and charged to the consolidated statement of income as a component of the impairment losses due to credit loss.

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

	As of December 31, 2022
	Normal			Past due by 1 month or less			Past due by 1-3 months			Past due by 3-6 months			Past due by more than 6 months			Total

	(in billions of Won, except percentages)
	Amount		%	Amount past due		%	Amount past due		%	Amount past due		%	Amount past due		%	Amount		%

Domestic
Corporate(1)
Commercial and industrial	￦	144,765	41.9%	￦	331	0.1%	￦	190	0.1%	￦	102	0.0%	￦	112	0.0%	￦	145,500	42.1%
Lease financing		2,196	0.6		6	0.0		2	0.0		2	0.0		1	0.0		2,207	0.6
Trade financing		6,754	2.0		1	0.0		5	0.0		1	0.0		1	0.0		6,762	2.0
Other commercial		12,781	3.7		8	0.0		5	0.0		6	0.0		2	0.0		12,802	3.7

Total corporate		166,496	48.2		346	0.1		202	0.1		111	0.0		116	0.0		167,271	48.4
Consumer
General purpose household		37,957	11.0		234	0.1		110	0.0		71	0.0		75	0.0		38,447	11.1
Mortgages		68,838	19.9		323	0.1		66	0.0		37	0.0		35	0.0		69,299	20.1
Home equity		30,836	8.9		122	0.0		35	0.0		17	0.0		17	0.0		31,027	9.0

Total consumer		137,631	39.8		679	0.2		211	0.1		125	0.0		127	0.0		138,773	40.2
Credit cards		10,092	2.9		134	0.0		81	0.0		61	0.0		2	0.0		10,370	3.0

Total domestic		314,219	91.0		1,159	0.3		494	0.1		297	0.1		245	0.1		316,414	91.6
Foreign
Corporate(2)
Commercial and industrial		20,935	6.1		23	0.0		8	0.0		19	0.0		118	0.0		21,103	6.1
Lease financing		26	0.0		—	0.0		—	0.0		—	0.0		—	0.0		26	0.0
Trade financing		561	0.2		—	0.0		—	0.0		2	0.0		66	0.0		629	0.2
Other commercial		2,072	0.6		—	0.0		—	0.0		—	0.0		—	0.0		2,072	0.6

Total corporate		23,594	6.8		23	0.0		8	0.0		21	0.0		184	0.1		23,830	6.9
Consumer		5,077	1.5		20	0.0		20	0.0		12	0.0		38	0.0		5,167	1.5

Total foreign		28,671	8.3		43	0.0		28	0.0		33	0.0		222	0.1		28,997	8.4

Total loans(3)	￦	342,890	99.3%	￦	1,202	0.3%	￦	522	0.2%	￦	330	0.1%	￦	467	0.1%	￦	345,411	100.0%

(1)	Including loans made to banks and the Korean government and government-owned agencies.
(2)	Including loans made to banks.
(3)	Not including due from banks and other receivables, and prior to deducting allowance for credit losses and present value discount or reflecting deferred origination costs.

	As of December 31, 2021
	Normal			Past due by 1 month or less			Past due by 1-3 months			Past due by 3-6 months			Past due by more than 6 months			Total

	(in billions of Won, except percentages)
	Amount		%	Amount past due		%	Amount past due		%	Amount past due		%	Amount past due		%	Amount		%

Domestic
Corporate(1)
Commercial and industrial	￦	131,286	38.9%	￦	126	0.0%	￦	89	0.0%	￦	61	0.0%	￦	133	0.0%	￦	131,695	39.0%
Lease financing		1,735	0.5		4	0.0		1	0.0		1	0.0		2	0.0		1,743	0.5
Trade financing		8,332	2.5		1	0.0		2	0.0		1	0.0		5	0.0		8,341	2.5
Other commercial		16,424	4.9		5	0.0		2	0.0		1	0.0		11	0.0		16,443	4.9

Total corporate		157,777	46.7		136	0.0		94	0.0		64	0.0		151	0.0		158,222	46.8
Consumer
General purpose household		41,835	12.4		147	0.0		64	0.0		43	0.0		75	0.0		42,164	12.5
Mortgages		69,621	20.6		185	0.1		37	0.0		24	0.0		34	0.0		69,901	20.7
Home equity		31,756	9.4		72	0.0		23	0.0		14	0.0		11	0.0		31,876	9.4

Total consumer		143,212	42.4		404	0.1		124	0.0		81	0.0		120	0.0		143,941	42.6
Credit cards		9,606	2.8		72	0.0		48	0.0		31	0.0		—	0.0		9,757	2.9

Total domestic		310,595	91.9		612	0.2		266	0.1		176	0.1		271	0.1		311,920	92.3
Foreign
Corporate(2)
Commercial and industrial		18,782	5.6		13	0.0		10	0.0		14	0.0		107	0.0		18,926	5.6
Lease financing		—	0.0		—	0.0		—	0.0		—	0.0		—	0.0		—	0.0
Trade financing		1,270	0.4		—	0.0		—	0.0		—	0.0		—	0.0		1,270	0.4
Other commercial		1,299	0.4		—	0.0		—	0.0		—	0.0		—	0.0		1,299	0.4

Total corporate		21,351	6.4		13	0.0		10	0.0		14	0.0		107	0.0		21,495	6.4
Consumer		4,308	1.3		21	0.0		18	0.0		11	0.0		62	0.0		4,420	1.3

Total foreign		25,659	7.6		34	0.0		28	0.0		25	0.0		169	0.1		25,915	7.7

Total loans(3)	￦	336,254	99.5%	￦	646	0.2%	￦	294	0.1%	￦	201	0.1%	￦	440	0.1%	￦	337,835	100.0%

(1)	Including loans made to banks and the Korean government and government-owned agencies.
(2)	Including loans made to banks.
(3)	Not including due from banks and other receivables, and prior to deducting allowance for credit losses and present value discount or reflecting deferred origination costs.

Credit Exposures to Companies in Workout, Restructuring or Rehabilitation

Workout is a voluntary procedure through which we, together with the borrower and other creditors, seek to restore the borrower’s financial stability and viability. Previously, workouts were regulated under a series of Corporate Restructuring Promotion Acts, which last expired on June 30, 2018. In September 2018, the National Assembly of Korea adopted a new Corporate Restructuring Promotion Act, which became effective on October 16, 2018 and is scheduled to expire on October 15, 2023. However, on January 30, 2023, the Financial Services Commission announced its intention to extend the Corporate Restructuring Promotion Act. Under the new Corporate Restructuring Promotion Act, creditors of a financially troubled borrower may participate in a creditors’ committee, which is authorized to prohibit such creditors from exercising their rights against the borrower, commence workout procedures and approve or make revisions to a reorganization plan prepared by the lead creditor bank, the borrower and external experts. The composition of the creditors’ committee is determined at the initial meeting of the committee by the approval of creditors holding not less than 75% of the borrower’s total outstanding debt held by creditors who were notified of the initial meeting of the committee. Although creditors that are not financial institutions or hold less than 1% of the total outstanding debt of the borrower need not be notified of the initial meeting of the creditors’ committee, if such creditors wish to participate, they may not be excluded. Any decision of the creditors’ committee requires the approval of creditors holding not less than

75% of the total outstanding debt of the borrower. However, if a single creditor holds 75% or more of the borrower’s total outstanding debt held by the creditors comprising the creditors’ committee, any decision of the creditors’ committee requires the approval of not less than 40% of the total number of creditors (including such single creditor) comprising the committee. An additional approval of creditors holding not less than 75% of the secured debt is required with respect to the borrower’s debt restructuring. Once approved, any decision made by the creditors’ committee is binding on all creditors of the borrower, with the exception of those creditors that were excluded by a resolution of the committee at its initial meeting and those who exercised their right to request that their claims be purchased. Creditors that voted against commencement of workout, approval or revision of the reorganization plan, debt restructuring, granting of new credit, extension of the joint management process or other resolutions of the committee have the right to request the creditors that voted in favor of such matters to purchase their claims at a mutually agreed price within seven days from the resolution of the committee. In the event that the parties are not able to agree on the terms of purchase, a coordination committee consisting of experts would determine the terms. The creditors that oppose a decision made by the coordination committee may request a court to change such decision.

Korean law also provides for corporate rehabilitation proceedings, which are court-supervised procedures to rehabilitate an insolvent company. Under these procedures, a restructuring plan is adopted at a meeting of interested parties, including creditors of the company. That restructuring plan is subject to court approval.

A portion of our loans to and debt securities of corporate customers are currently in workout, restructuring or rehabilitation. As of December 31, 2022, ￦183 billion, or 0.04%, of our total loans and debt securities were in workout, restructuring or rehabilitation. This included ￦15 billion of loans to and debt securities of large corporate borrowers in workout, restructuring or rehabilitation and ￦165 billion of loans to and debt securities of small- and medium-sized enterprises in workout, restructuring or rehabilitation, which represented 0.00% and 0.04% of our total loans and debt securities, respectively. At Woori Bank, the Corporate Restoration Department manages its workout, restructured and rehabilitated loans. Upon approval of a workout, restructuring or rehabilitation plan, a credit exposure is initially classified as precautionary or lower and thereafter cannot be classified higher than precautionary with limited exceptions. If a corporate borrower is in workout, restructuring or rehabilitation, we take the status of the borrower into account in assessing our loans to and collateral from that borrower for purposes of establishing our allowance for credit losses.

The following table shows, as of December 31, 2022, our 10 largest exposures that were in workout, restructuring or rehabilitation:

	Loans				Equity Securities		Debt Securities		Guarantees and Acceptances		Total Exposures		Collateral(1)		Amounts Classified as Substandard or Below(2)		Allowance for Credit Loss
Company	Won Currency		Foreign Currency

	(in billions of Won)
CREA	￦	16	￦	—	￦	—	￦	—	￦	—	￦	16	￦	8	￦	16	￦	6
WE-CARE TRADING CO		—		12		—		—		—		12		12		—		1
THE SOURCE OFFICE		—		11		—		—		—		11		11		—		1
PT Delta Dunia Tekstil A		—		10		—		—		—		10		6		10		3
Vehiclesystem		9		—		—		—		—		9		6		9		4
Crea Gunsan		6		—		—		—		—		6		5		4		2
Chew Young Roo		6		—		—		—		—		6		2		6		6
Genicos Co., Ltd.		6		—		—		—		—		6		6		4		1
Trans-Pacific Resources Ltd.		4		1		—		—		—		5		2		3		2
Deotech Korea Co., Ltd.		5		—		—		—		—		5		5		5		—

Total	￦	52	￦	34	￦	—	￦	—	￦	—	￦	86	￦	63	￦	57	￦	26

(1)	The value of collateral is appraised based on future cash flow and observable market price.
(2)	Classification is based on the Financial Services Commission’s asset classification criteria.

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

	As of December 31,
	2021			2022

	(in billions of Won, except percentages)
Total non-performing loans	￦	927	(1)	￦	1,016	(2)
As a percentage of total loans		0.27%			0.29%

(1)	Excludes ￦82 billion of previously delinquent credit card balances restructured into loans that were classified as normal or precautionary.
(2)	Excludes ￦124 billion of previously delinquent credit card balances restructured into loans that were classified as normal or precautionary.

The above amounts do not include loans classified as substandard or below that we sold to United Asset Management Corp., or UAMCO, to certain structured companies, or to other third parties. See “—Sales of Non-Performing Loans.”

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

The following table sets forth, as of the dates indicated, our total non-performing loans by type of loan:

	As of December 31,
	2021			2022
	Amount		%	Amount		%

	(in billions of Won, except percentages)
Domestic
Corporate:
Commercial and industrial	￦	353	38.10%	￦	396	38.90%
Lease financing		5	0.50		8	0.70%
Trade financing		16	1.70		24	2.40%
Other commercial		48	5.20		13	1.30%

Total corporate		422	45.50		441	43.30%
Consumer:
General purpose household(1)		173	18.70		221	21.70%
Mortgage		88	9.50		90	8.90%

Total consumer		261	28.20		310	30.60%
Credit cards		49	5.30		88	8.70%

Total domestic		732	79.00		839	82.60%
Foreign
Corporate:
Commercial and industrial		96	10.40		93	9.10%
Lease financing		—	0.00		—	0.00%
Trade financing		—	0.00		—	0.00%
Other commercial		—	0.00		—	0.00%

Total corporate		96	10.40		93	9.10%
Consumer		99	10.70		84	8.30%

Total foreign		195	21.10		177	17.40%

Total non-performing loans	￦	927	100.0%	￦	1,016	100.0%

(1)	Includes home equity loans.

The following table presents an analysis of the changes in our non-performing loans for each of the years indicated:

	Year ended December 31,
	2021		2022

	(in billions of Won)
Balance at the beginning of the year	￦	1,236	￦	927
Additions to non-performing loans
Loans transferred into non-performing loans		1,300		1,372
Reductions in non-performing loans
Loans sold		(375)		(353)
Loans modified and returned to performing loans		(232)		(118)
Loans paid down or paid off		(380)		(318)
Loans charged-off		(622)		(494)
Other		—		—

Total net reductions to non-performing loans		(309)		89

Balance at the end of the year	￦	927	￦	1,016

Top 20 Non-Performing Loans.  As of December 31, 2022, our 20 largest non-performing loans accounted for 19.3% of our total non-performing loan portfolio. The following table shows, as of that date, certain information regarding those loans:

	Gross principal outstanding		Allowance for credit losses		Collateral(1)		Industry

	(in billions of Won)
Borrower A	￦	25	￦	25	￦	—	Manufacturing
Borrower B		16		6		8	Manufacturing
Borrower C		15		2		15	Manufacturing
Borrower D		20		5		—	Manufacturing
Borrower E		19		11		—	Other
Borrower F		12		1		12	Other
Borrower G		12		1		11	Retail and wholesale
Borrower H		11		7		4	Retail and wholesale
Borrower I		9		4		6	Manufacturing
Borrower J		6		6		2	Manufacturing
Borrower K		6		1		4	Retail and wholesale
Borrower L		6		—		—	Manufacturing
Borrower M		5		5		—	Manufacturing
Borrower N		5		3		6	Manufacturing
Borrower O		5		—		5	Manufacturing
Borrower P		5		3		5	Manufacturing
Borrower Q		5		—		30	Retail and wholesale
Borrower R		5		—		—	Manufacturing
Borrower S		4		1		6	Manufacturing
Borrower T		4		—		—	Manufacturing

Total	￦	195	￦	81	￦	114

(1)	The value of collateral is appraised based on future cash flow and observable market price.

Non-Performing Loans and Impaired Loans

The term “non-performing loan” is used for our asset quality management in accordance with the Banking Industry Supervision Regulations of Korea, whereas the term “impaired loan” is used for financial reporting purposes based on our internal accounting policies in accordance with IFRS 9.

Major differences between non-performing loans and impaired loans are as follows:

Item	Non-performing loans	Impaired loans
Relevant regulation or accounting principle	Banking Industry Supervision Regulations of Korea (loans classified as “substandard,” “doubtful” or “estimated loss”)	Our internal policy based on IFRS 9

Scope	Loans	Loans (not including due from banks and other financial assets) under IFRS 9

Purchased impaired loans	Not included	Included

Loans classified as “precautionary” based on the Financial Services Commission’s asset classification criteria	Not included	Loans classified as “precautionary,” for which the borrower has a capital deficit or its auditor’s opinion on its financial statements is modified or qualified, are included

The following table shows, as of the dates indicated, the amounts of impaired loans and non-performing loans:

	As of December 31,
	2021		2022
	(in billions of Won)

Impaired loans	￦	1,158	￦	1,683
Non-performing loans		927		1,016

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

Foreclosure and Collateral. We generally foreclose on mortgages or exercise our security interests in respect of other collateral if a collateralized obligation becomes overdue for more than three months. At that time, we will petition a court to foreclose on collateral and to sell that collateral through a court-supervised auction. Under Korean law, that petition must be filed with a court that has jurisdiction over the mortgaged property, and must be filed together with a copy of the mortgage agreement and an extract of the court registry regarding the subject property. The court will then issue an order to commence the foreclosure auction, which will be registered in the court registry of the subject property. If no bidder bids at least the minimum amount set by the court on the first auction date, the court will set another date for a subsequent auction approximately one month later. Each time a new auction date is set, the minimum auction price will be lowered by approximately 20%. The auction procedure outlined above, however, might not apply to companies currently undergoing restructuring, recovery proceedings, workout or other court proceedings where there may be restrictions on auction procedures. Unlike laws relating to foreclosure in the United States, Korean law does not provide for non-judicial foreclosure. During 2020, 2021 and 2022, we held collateral with respect to loan balances overdue for more than three months representing approximately 0.1%, 0.1% and 0.2%, respectively, of our interest-bearing loan balances in each of those periods.

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

Sales of Non-Performing Loans

The overall asset quality of our loan portfolio is affected by sales of non-performing loans. These sales have been made primarily to third parties. The following table sets forth information regarding our sales of loans for the periods indicated:

	Year Ended December 31,
	2020						2021						2022

Purchaser	Net Carrying Amount(1)		Sale Price		Gain (Loss)		Net Carrying Amount(1)		Sale Price		Gain (Loss)		Net Carrying Amount(1)		Sale Price		Gain (Loss)

	(in billions of Won)
KAMCO	￦	14	￦	14	￦	—	￦	—	￦	—	￦	—	￦	—	￦	—	￦	—
Structured companies	￦	60	￦	67	￦	7	￦	61	￦	76	￦	15	￦	26	￦	32	￦	6
UAMCO(2)		87		98		11		90		105		15		85		113		28
Others(3)		29		54		25		36		114		78		27		78		51

Total	￦	190	￦	233	￦	43	￦	187	￦	295	￦	108	￦	138	￦	223	￦	85

(1)	Net carrying amount represents the net value of non-performing loans after deduction of allowance for credit losses on such basis.
(2)	Woori Bank holds a 14% equity interest in UAMCO.
(3)	Includes ￦28 billion of sales to D&CM Corporation in 2021, which may be subject to repurchase by us.

Allocation and Analysis of Allowances for Credit Losses

The following table presents, as of the dates indicated, the allocation of our allowances for credit losses by loan type:

	As of December 31,
	2021			2022

	(in billions of Won, except percentages)
Domestic
Corporate:
Commercial and industrial	￦	897	47.5%	￦	1,148	49.2%
Lease financing		19	1.0		4	0.2%
Trade financing		87	4.6		153	6.6%
Other commercial		60	3.2		51	2.2%

Total corporate		1,063	56.3		1,356	58.2%
Consumer:
General purpose household(1)		389	20.6		450	19.3%
Mortgage		13	0.7		15	0.6%

Total consumer		402	21.3		465	19.9%
Credit cards		255	13.5		303	13.0%

Total domestic		1,720	91.1		2,124	91.1%
Foreign
Corporate:
Commercial and industrial		123	6.5		139	6.0%
Trade financing		1	0.1		2	0.1%
Other commercial		4	0.2		6	0.3%

Total corporate		128	6.8		147	6.4%
Consumer		39	2.1		63	2.7%

Total foreign		167	8.9		210	9.1%

Total allowance for credit losses(2)	￦	1,887	100.0%	￦	2,334	100.0%

(1)	Includes home equity loans.
(2)	Not including due from banks and other financial assets.

The following table presents an analysis of the changes in our allowances for credit losses for each of the years indicated:

	Year ended December 31,
	2020		2021		2022

	(in billions of Won)
Balance at the beginning of the year(1)	￦	1,575	￦	1,909	￦	1,887
Bad debt expenses for the period		787		555		861
Changes due to business combination		175		28		6
Increase on repurchases of non-performing loans		—		—		—
Gross charge-offs:
Domestic:
Corporate:
Commercial and industrial		(171)		(157)		(122)
Lease financing		—		(2)		(1)
Trade financing		(23)		(12)		(4)
Other commercial		(6)		(3)		(2)

Total corporate		(200)		(174)		(129)
Consumer:
General purpose household(1)		(178)		(173)		(161)
Mortgage		(4)		—		—

Total consumer		(182)		(173)		(161)
Credit cards		(246)		(220)		(220)
Total domestic		(628)		(567)		(510)
Foreign		(43)		(61)		(13)

Total gross charge-offs		(671)		(628)		(523)
Recoveries:
Domestic:
Corporate:
Commercial and industrial		54		47		48
Lease financing		—		—		—
Trade financing		4		3		3
Other commercial		8		5		4

Total corporate		66		55		55
Consumer:
General purpose household(1)		39		41		38
Mortgage		32		34		32

Total consumer		71		75		70
Credit cards		66		66		54

Total domestic		203		196		179
Foreign:		—		—		1

Total recoveries		203		196		180

Net charge-offs		(468)		(432)		(343)
Disposal		(76)		(105)		(68)
Foreign exchange translation effects		(3)		6		(1)
Others(2)		(81)		(75)		(8)
Adjustment from discontinuing operations		—		—		—

Balance at the end of the year		￦1,909		￦1,886		￦2,334

Ratio of net charge-offs during the period to average loans outstanding during the period		0.2%		0.2%		0.1%

(1)	Includes home equity loans.
(2)	Includes unwinding of discount.

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

In 2002, the Financial Services Commission established the Credit Counseling and Recovery Service based upon an agreement among approximately 160 financial institutions in Korea. Upon application to the Credit Counseling and Recovery Service and approval by creditor financial institutions representing a majority of the outstanding unsecured debt and two-thirds of the outstanding secured debt, a qualified “credit delinquent person” with outstanding debts to two or more financial institutions in an aggregate amount not exceeding ￦500 million may participate in an individual work-out program designed to restructure such person’s debt and rehabilitate such person’s credit. The aggregate amount of loans of Woori Bank which became subject to such individual work-out programs in 2022 was ￦137 billion. In 2022, Woori Bank recovered approximately ￦12 billion with respect to its loans subject to such individual work-out programs.

Under the Korean Debtor Recovery and Bankruptcy Law, a qualified individual debtor with outstanding debts in an aggregate amount not exceeding threshold amounts of ￦1 billion of unsecured debt and/or ￦1.5 billion of secured debt may restructure his or her debts through a court-supervised debt restructuring that is binding on creditors. The aggregate amount of loans of Woori Bank which became subject to such court-supervised debt restructuring in 2022 was ￦304 billion. In 2022, Woori Bank recovered ￦67 billion with respect to its loans subject to such court-supervised debt restructuring.

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

In March 2009, the Financial Services Commission requested Korean banks, including Woori Bank, to establish a “pre-workout program,” including a credit counseling and recovery service, for retail borrowers with outstanding short-term debt. Under the pre-workout program, which has been in operation since April 2009, maturity extensions and/or interest rate adjustments are provided to retail borrowers with total loans of ￦1.5 billion or less (consisting of no more than ￦500 million of unsecured loans and ￦1 billion of secured loans) who are in arrears on their payments for more than 30 days but less than 90 days or for retail borrowers with an annual income of ￦40 million or less who have been in arrears on their payments for 30 days or more on an aggregate basis for the 12 months prior to their application, among others. The aggregate amount of consumer credit Woori Bank provided which became subject to the pre-workout program in 2022 was ￦53 billion. See “Item 3.D. Risk Factors—Risks relating to our consumer credit portfolio—We may experience increases in delinquencies in our consumer loan and credit card portfolios.”

Net Charge-Offs. The following table presents information regarding our ratios of net charge-offs to average loans outstanding for each of the years indicated:

	Year ended December 31,
	2020					2021					2022

	Average loans		Net charge-offs		Net charge- offs/Average loans	Average loans		Net charge-offs		Net charge- offs/Average loans	Average loans		Net charge-offs		Net charge- offs/Average loans

	(in billions of Won)
Loans in local currency	￦	233,362	￦	238	0.10%	￦	262,345	￦	224	0.09%	￦	280,518	￦	148	0.05%
Loans in foreign currencies		19,977		31	0.16		22,194		44	0.20		27,627		11	0.04
Domestic banker’s usance		2,855		—	0.00		3,013		—	0.00		3,653		—	0.00
Credit card accounts		8,215		180	2.19		9,203		155	1.68		10,035		167	1.66
Bills bought in foreign currencies		6,304		—	0.00		5,878		—	0.00		6,361		—	0.00
Bills bought in local currency		121		—	0.00		158		—	0.00		(37)		—	0.00
Factoring receivables		33		—	0.00		26		—	0.00		34		—	0.00
Advances for customers on guarantees		18		13	72.22		28		5	17.86		24		1	4.17
Private placement bonds		294		5	1.70		504		—	0.00		512		—	0.00
Securitized loans		2,269		—	0.00		2,673		—	0.00		2,992		10	0.33
Call loans		2,618		—	0.00		2,185		—	0.00		3,463		—	0.00
Bonds purchased under resale agreements		2,666		—	0.00		3,244		—	0.00		3,220		—	0.00
Financial lease receivables		373		—	0.00		909		—	0.00		1,364		1	0.07
Installment financial bonds		1,076		1	0.09		2,378		4	0.17		3,049		5	0.16
Others		—		—	0.00		—		—	0.00		—		—	0.00

Total net charge-offs	￦	280,181	￦	468	0.17%	￦	314,738	￦	432	0.14%	￦	342,815	￦	343	0.10%

Securities Investment Portfolio

Investment Policy

We invest in and trade Won-denominated securities and, to a lesser extent, foreign currency-denominated securities for our own account to:

•	maintain asset stability and diversification;

•	maintain adequate sources of back-up liquidity to match funding requirements; and

•	supplement income from core lending activities.

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

Maturity Analysis

The following table categorizes our debt securities by maturity and weighted average yield as of December 31, 2022:

	As of December 31, 2022
	Within 1 year			Over 1 but Within 5 years			Over 5 but Within 10 years			Over 10 years			Total

	(in billions of Won, except percentages)
	Amount		Weighted Average Yield(1)	Amount		Weighted Average Yield(1)	Amount		Weighted Average Yield(1)	Amount		Weighted Average Yield(1)	Amount		Weighted Average Yield(1)

Financial assets at fair value through other comprehensive income:
Korean treasury and government agencies	￦	1,661	1.18%	￦	3,515	1.39%	￦	312	1.74%	￦	—	—%	￦	5,488	1.34%
Financial institutions		9,284	1.82		7,587	2.30		—	—		—	—		16,871	2.04
Corporate		1,772	1.36		2,160	2.13		112	2.54		—	—		4,044	1.80
Foreign currency bonds		2,572	2.78		2,723	3.05		61	4.87		288	3.91		5,644	2.99
Securities loaned		—	—		99	2.37		—	—		—	—		99	2.37

Total	￦	15,289	1.86%	￦	16,084	2.21%	￦	485	2.32%	￦	288	3.91%	￦	32,146	2.06%

Financial assets at amortized cost:
Korean treasury and government agencies	￦	2,287	2.07%	￦	7,727	1.33%	￦	68	1.41%	￦	—	—%	￦	10,082	1.50%
Financial institutions		3,624	3.57		6,632	3.89		24	3.53		—	—		10,280	3.78
Corporate		531	2.51		3,858	2.21		1,694	2.54		152	2.21		6,235	2.32
Foreign currency bonds		750	2.16		892	2.16		10	2.91		20	3.98		1,672	2.18

Total	￦	7,192	2.87%	￦	19,109	2.43%	￦	1,796	2.51%	￦	172	2.42%	￦	28,269	2.55%

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

Customer deposits are our principal funding source. Customer deposits accounted for 80.9% of our total funding as of December 31, 2021 and 81.2% of our total funding as of December 31, 2022.

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

As of December 31, 2022, 84.7% of our total funding was denominated in Won.

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

	For the year ended December 31,
	2020			2021			2022

	Average Balance(1)		Average Cost	Average Balance(1)		Average Cost	Average Balance(1)		Average Cost

	(in billions of Won, except percentages)
Demand deposits	￦	10,110	0.48%	￦	14,634	0.72%	￦	12,875	0.68%
Time deposits and savings deposits(2)		225,563	0.91		243,708	0.61		258,594	1.24
Certificates of deposit		1,677	1.31		2,858	0.94		5,263	2.19
Other deposits(3)		34,861	1.03		38,374	0.73		47,978	1.48

Average total deposits	￦	272,211	0.91%	￦	299,574	0.64%	￦	324,710	1.27%

(1)	Average balances are based on daily balances for Woori Bank and on quarterly balances for all of our other subsidiaries and our structured companies.
(2)	Savings deposits are deposits that allow the customers to deposit and withdraw funds at any time and accrue interest at a fixed rate set by us depending upon the period and amount of deposit.
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

The Depositor Protection Act provides insurance for certain deposits of banks in Korea through a deposit insurance system. See “—Supervision and Regulation—Principal Regulations Applicable to Banks—Deposit Insurance System.” The KDIC insures a maximum of ￦50 million per individual for deposits and interest in a single financial institution, regardless of when the deposits were made or the size of the deposits. In addition to the insured deposits applicable in Korea, the insured status for deposits in our foreign subsidiaries are determined based on the individual insurance limits enacted within local regulations, and are thus subject to differing national deposit insurance regimes. Our total uninsured deposits across all jurisdictions amounted to ￦248,587 billion as of December 31, 2021 and ￦264,351 billion as of December 31, 2022.

Uninsured Time Deposits

Our uninsured time deposits refer to our uninsured deposits that have a fixed maturity, including time deposits and installment savings deposits. The following table presents, as of December 31, 2022, the remaining maturities of our uninsured time deposits:

	As of December 31, 2022

	(in billions of Won)
Maturing within three months	￦	66,582
After three but within six months		29,296
After six but within 12 months		45,910
After 12 months		9,591

Total	￦	151,379

Supervision and Regulation

Principal Regulations Applicable to Financial Holding Companies

General

The Financial Holding Company Act, last amended on December 31, 2022, regulates Korean financial holding companies and their subsidiaries. The entities that regulate and supervise Korean financial holding companies and their subsidiaries are the Financial Services Commission and the Financial Supervisory Service.

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

•	when it changes its corporate name;

•	when there is a cause for its dissolution;

•	when it or its subsidiaries cease to control any of their respective direct or indirect subsidiaries by disposing of their shares of such direct or indirect subsidiary; and

•	other cases prescribed by the Enforcement Decree of the Financial Holding Company Act, in which the soundness of management of a financial holding company may be undermined.

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

Pursuant to regulations promulgated by the Financial Services Commission commencing in 2013 to implement Basel III, Korean bank holding companies were required to maintain a minimum ratio of common equity Tier I capital to risk-weighted assets of 3.5% and Tier I capital to risk-weighted assets of 4.5% from December 1, 2013, which minimum ratios were increased to 4.0% and 5.5%, respectively, from January 1, 2014 and increased further to 4.5% and 6.0%, respectively, from January 1, 2015. Such requirements are in addition to the pre-existing requirement for a minimum ratio of Tier I and Tier II capital (less any capital deductions) to risk-weighted assets of 8.0%, which remains unchanged. The amended regulations also require an additional capital conservation buffer of 2.5%, as well as a potential counter-cyclical capital buffer of up to 2.5%, which is determined on a quarterly basis by the Financial Services Commission. Furthermore, bank holding companies designated as domestic systemically important banks for 2023 by the Financial Services Commission are subject to an additional capital requirement of 1.0%.

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

“Net aggregate equity capital” is defined under the Enforcement Decree of the Financial Holding Company Act as the sum of:

(1)	in case of a financial holding company, the capital amount as defined in Article 24-3(7), Subparagraph 2 of the Enforcement Decree of the Financial Holding Company Act;

(2)	in case of a bank, the capital amount as defined in Article 2(1), Subparagraph 5 of the Bank Act;

(3)	in case of a merchant bank, the capital amount as defined in Article 342(1) of the Financial Investment Services and Capital Markets Act;

(4)	in case of a financial investment company, the capital amount as defined in Article 37(3) of the Enforcement Decree of the Financial Investment Services and Capital Markets Act;

(5)	in case of an insurance company, the capital amount as defined in Article 2, Subparagraph 15 of the Insurance Business Act;

(6)	in case of a savings bank, the capital amount as defined in Article 2, Subparagraph 4 of the Mutual Savings Bank Act; and

(7)	in case of a specialized credit financial business company, the capital amount as defined in Article 2, Subparagraph19 of the Specialized Credit Financial Business Act;

less the sum of:

(1)	the amount of shares of direct and indirect subsidiaries held by the financial holding company;

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

Sharing of Customer Information among Financial Holding Company and its Subsidiaries

Under the Act on Use and Protection of Credit Information, any individual customer’s credit information must be disclosed or otherwise used by financial institutions only to determine, establish or maintain existing commercial transactions with them and only after obtaining written consent to use that information. In addition, under the Act on Real Name Financial Transactions and Confidentiality, an individual working at a financial institution may not provide or reveal information or data concerning the contents of financial transactions to other persons unless such individual receives a request or consent in writing from the holder of a title deed, except under certain exceptions stipulated in the Act. Under the Financial Holding Company Act, a financial holding company and its direct and indirect subsidiaries, however, may share certain credit information of individual customers among themselves for internal management purposes outlined in the Enforcement Decree of the Financial Holding Company Act (such as credit risk management, internal control and customer analysis), without the customers’ written consent, subject to the methods and procedures for provision of such information set forth therein. A subsidiary financial investment company with a dealing and/or brokerage license of a financial holding company may provide that financial holding company and its other direct and indirect subsidiaries information relating to the aggregate amount of cash or securities that a customer of the financial investment company with a dealing and/or brokerage license has deposited, for internal management purposes outlined in the Enforcement Decree of the Financial Holding Company Act, subject to the methods and procedures for provision of such information set forth therein. Recent amendments to the Financial Holding Company Act, which became effective on November 29, 2014, limit the scope of credit information that may be shared without the customers’ prior consent and require certain procedures for provision of customer information as prescribed by the Financial Services Commission. Beginning on May 29, 2015, notice must be given to customers at least once a year regarding (i) the provider of customer information, (ii) the recipient of customer information, (iii) the purpose of providing the information and (iv) the categories of the information provided.

Principal Regulations Applicable to Banks

The banking system in Korea is governed by the Bank Act and the Bank of Korea Act of 1950, as amended. In addition, Korean banks are subject to the regulations and supervision of the Bank of Korea, the Monetary Policy Board of the Bank of Korea, the Financial Services Commission and its executive body, the Financial Supervisory Service.

The Bank of Korea, established in June 1950 under the Bank of Korea Act, performs the customary functions of a central bank. It seeks to contribute to the sound development of the national economy by price stabilization through establishing and implementing efficient monetary and credit policies with a focus on financial stability. The Bank of Korea acts under instructions of the Monetary Policy Board, the supreme policy-making body of the Bank of Korea.

Under the Bank of Korea Act, the Monetary Policy Board’s primary responsibilities are to formulate monetary and credit policies and to determine the operations, management and administration of the Bank of Korea.

The Financial Services Commission (formerly known as the Financial Supervisory Commission), established in April 1998, regulates commercial banks pursuant to the Bank Act, including establishing guidelines on capital adequacy of commercial banks, and promulgates regulations relating to supervision of banks. Furthermore, the Financial Services Commission regulates market entry into the banking business.

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

Under the Bank Act, approval to commence a banking business must be obtained from the Financial Services Commission. Commercial banking business is defined as the lending of funds acquired predominantly from the acceptance of demand deposits for a period not exceeding one year or subject to the limitation established by the Financial Services Commission, for a period between one year and three years. Long-term financing business is defined as the lending, for periods in excess of one year, of funds acquired predominantly from paid-in capital, reserves or other retained earnings, the acceptance of time deposits with maturities of at least one year, or the issuance of debentures or other bonds. A bank wishing to enter into any business other than banking businesses, such as a trust business, must file a report to the Financial Services Commission. For businesses that are subject to license or approval requirements under applicable laws, such as an approval to commence a trust business under the Financial Investment Services and Capital Markets Act, such report must be filed concurrently with a relevant license or approval application to the Financial Services Commission. In addition, approval to merge with any other banking institution, to liquidate, spin off, or close a banking business or to transfer all or a part of a business must be obtained from the Financial Services Commission.

If the Financial Services Commission deems a bank’s financial condition to be unsound or if a bank fails to meet the applicable capital adequacy ratio set forth under Korean law, the Financial Services Commission may order:

•	admonitions or warnings with respect to the bank or its officers;

•	capital increases or reductions;

•	assignments of contractual rights and obligations relating to financial transactions;

•	a suspension of performance by its officers of their duties and the appointment of receivers;

•	disposals of property holdings or closures of subsidiaries or branch offices or downsizing;

•	stock cancellations or consolidations;

•	suspension of performance of duties of officers and appointment of managers;

•	transfer of all or part of a business;

•	mergers with other financial institutions;

•	acquisition of such bank by a third party; and/or

•	suspensions of a part or all of its business operations (not more than six months, in the case of a suspension of all business operations).

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

All banks must meet minimum ratios of Tier I and Tier II capital (less any capital deductions) to risk-weighted assets, determined in accordance with Financial Services Commission requirements that have been formulated based on BIS standards. These requirements were adopted and became effective in 1996, and were amended effective January 1, 2008 upon the implementation by the Financial Supervisory Service of Basel II. Under such requirements, all domestic banks and foreign bank branches are required to meet a minimum ratio of Tier I and Tier II capital (less any capital deductions) to risk-weighted assets of 8.0%. Commencing in July 2013, the Financial Services Commission promulgated a series of amended regulations implementing Basel III, pursuant to which Korean banks and bank holding companies were required to maintain a minimum ratio of common equity Tier I capital to risk-weighted assets of 3.5% and Tier I capital to risk-weighted assets of 4.5% from December 1, 2013, which minimum ratios were increased to 4.0% and 5.5%, respectively, from January 1, 2014 and increased further to 4.5% and 6.0%, respectively, from January 1, 2015. Such requirements are in addition to the pre-existing requirement for a minimum ratio of Tier I and Tier II capital (less any capital deductions) to risk-weighted assets of 8.0%, which remains unchanged. The amended regulations also require an additional capital conservation buffer of 2.5% in 2022 and 2023, as well as a potential counter-cyclical capital buffer of up to 2.5%, which is determined on a quarterly basis by the Financial Services Commission. Furthermore, we and Woori Bank were each designated as a domestic systemically important bank holding company and a domestic systematically important bank, respectively, for 2022 and 2023 by the Financial Services Commission, which subjects us and Woori Bank to the additional capital requirement of 1.0% in 2022 and 2023.

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

Liquidity

All banks are required to ensure adequate liquidity by matching the maturities of their assets and liabilities in accordance with the Regulation on the Supervision of the Banking Business. Banks may not invest an amount exceeding 100% of their Tier I and Tier II capital (less any capital deductions) in equity securities and certain other securities with a redemption period of over three years. This stipulation does not apply to Korean government bonds, Monetary Stabilization Bonds issued by the Bank of Korea or debentures and stocks referred to in items 1 and 2, respectively, of paragraph (6) of Article 11 of the Act on the Structural Improvement of the Financial Industry. The Financial Services Commission uses the liquidity coverage ratio as the principal liquidity risk management measure, and currently requires each Korean bank to:

•	maintain a liquidity coverage ratio of not less than 100% (temporarily reduced to 92.5% until June 2023 in response to the COVID-19 pandemic);

•

maintain a foreign currency liquidity coverage ratio of not less than 80% (temporarily reduced to 70% until June 2022 for purposes of increasing foreign currency liquidity in the Korean financial markets); and

•	submit monthly reports with respect to the maintenance of these ratios.

In April 2020, in order to encourage financial institutions to provide financial support to companies adversely affected by COVID-19, the Financial Services Commission announced that it would temporarily lower the required liquidity coverage ratio to 85% and the required foreign currency liquidity coverage ratio to 70%. Following a series of extensions by the Financial Services Commission, the temporary deregulation measures for the foreign currency liquidity coverage ratio expired at the end of June 2022, and the temporary deregulation measures for the liquidity coverage ratio will incrementally return to normal, but the timeline for such normalization to 100% has not been finalized yet.

The Monetary Policy Board of the Bank of Korea is empowered to fix and alter minimum reserve requirements that banks must maintain against their deposit liabilities. The current minimum reserve ratios are:

•	7% of average balances for Won currency demand deposits outstanding;

•

0% of average balances for Won currency employee asset establishment savings deposits, employee long-term savings deposits, employee house purchase savings deposits, long-term house purchase savings deposits, household long-term savings deposits and employee preferential savings deposits outstanding (with respect to employee-related deposits and household long-term savings deposits, only if such deposits were made prior to February 28, 2013); and

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

Interest Rates

Korean banks generally depend on deposits as their primary funding source. Under the Act on Registration of Credit Business and Protection of Finance Users and the regulations thereunder, interest rates on loans made by registered banks in Korea to individuals or small corporations, as defined under the Framework Act on Small and Medium Enterprises, currently may not exceed 20% per annum. Historically, interest rates on deposits and lending were regulated by the Monetary Policy Board. There are no controls on deposit interest rates in Korea, except for the prohibition on interest payments on current account deposits.

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

•

as to any new loans secured by housing (including apartments) located in “excessive investment,” “high speculation” or “adjustment target” areas, in each case as designated by the Minister of Land, Infrastructure and Transport, the loan-to-value ratio should not exceed 50%, except that such maximum loan-to-value ratio shall be 70% for low-income households that (i) have an annual income of less than ￦90 million, (ii) do not currently own any housing and (iii) are using the loan to purchase low-price housing valued at ￦900 million or less;

•

as to any new loans secured by housing to be extended to a household that already owns one or more houses, the maximum loan-to-value ratio is 10% lower than the applicable loan-to-value ratio described above;

•

any new loans secured by housing (including apartments) located in excessive investment, high speculation or adjustment target areas, in each case as designated by the government, are not permitted for households that already own one or more houses unless otherwise specified by the applicable regulations. However, as of March 2, 2023 and onwards, in the case of households that already own one or more houses, the loan-to value for the purpose of purchasing homes in target is allowed up to 30%, and up to 60% in non-targeted areas;

•

as to any new loans secured by housing (including apartments) located in excessive investment, high speculation or adjustment target areas, in each case as designated by the government, the borrower’s debt-to-income ratio (calculated as (1) the aggregate annual total payment amount of the principal of and interest on loans secured by such housing and other housing over (2) the borrower’s annual income) should not exceed 40%, except that such maximum debt-to-income ratio is 60% for low-income households that (i) have an annual income of less than ￦90 million, (ii) do not currently own any housing and (iii) are using the loan to purchase low-price housing valued at ￦600 million or less and (iv) are first-time homebuyers;

•

as to any new loans secured by apartments located in an unregulated Seoul metropolitan area to be extended to a household that already owns one or more houses, the maximum debt-to-income ratio is 10% lower than the applicable debt-to-income ratio described above; and

•

as to any new loans extended to a household that has already obtained a loan secured by housing (including apartments) located in excessive investment, high speculation or adjustment target areas, in each case as designated by the government, where the price exceeds ￦600 million (based on the data of a certified rating institution, for which the detailed standards shall be as determined by the director of the Financial Supervisory Service), the borrower’s debt-service-ratio (calculated as (1) the aggregate annual total payment amount of the principal of and interest on financial liabilities, including the loans secured by such high-priced housing, divided by (2) the borrower’s annual income) should not exceed 40% unless otherwise specified by the applicable regulations.

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

The Financial Consumer Protection Act

The Financial Consumer Protection Act became effective in March 2021 (certain provisions relating to internal control under such Act became effective in September 2021). The Financial Consumer Protection Act aims to protect financial consumers and establish a sound market order in the financial product sales and advisory businesses. The Financial Consumer Protection Act consolidates existing regulations relating to the sale of financial products and consumer protection, such as the Financial Investment Services and Capital Markets Act, the Banking Act and the Insurance Business Act, and applies to the financial industry on a cross-sectoral basis.

Application of the Financial Consumer Protection Act

All financial products that are classified as (i) deposits, (ii) loans, (iii) investment products or (iv) insurance products are subject to the Financial Consumer Protection Act. These four types of products encompass most of the products covered by the Bank Act, the Financial Investment Services and Capital Markets Act and the Insurance Business Act.

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

Environmental, Social and Governance (ESG)

We launched our ESG initiative, “Good Finance for the NEXT”, in 2021. In connection with this initiative, we appointed a female attorney with expertise in ESG related issues as a member of our Board and the chairman of our ESG Management Committee of our Board, to provide us with supervision and insight with respect to ESG management. We established a public foundation, named Woori Future Foundation, to fund projects relating to improving the quality of life of the underprivileged. We made efforts to address the climate crisis, biodiversity, and the circular economy. We worked on stakeholder co-prosperity management. We also worked on establishing transparent corporate governance structure to facilitate and induce prompt and diverse disclosures with respect to ESG related issues.

Our endeavors have been well-received and have contributed significantly to our exceptional performance in major ESG evaluations worldwide. Specifically, we have been ranked at the top global level concerning ESG ratings. Consequently we received “AA” rating (i.e. the second highest rating) from MSCI ESG Research, a global provider of research, ratings and analysis of ESG related business practices. We are included in the Dow Jones Sustainability Asia Pacific Index, which is designed to measure the performance of Asia-Pacific sustainability leaders as identified by S&P Global through the Corporate Sustainability Assessment and represents the top 20% of the 600 largest companies in the Asia-Pacific developed region in the S&P Global Broad Market Index based on long-term economic, environmental and social criteria. We also received a “grade A” from the Korea Institute of Corporate Governance and Sustainability, a non-profit corporate governance service provider and global think tank focused on enhancing ESG policies across organizations.

Item 4.C.	Organizational Structure

The following chart provides an overview of our structure, including our significant subsidiaries and our ownership of such subsidiaries as of April 21, 2023:

The following table provides summary information for our subsidiaries (other than structured companies) that are consolidated in our consolidated financial statements as of and for the year ended December 31, 2022:

Subsidiary(1)	Percentage of Ownership		Total Assets		Shareholders’ Equity		Operating Revenue		Net Income attributable to owners
	(in millions of Won, except percentages)
Woori Bank	100.0%		￦	443,340,979	￦	25,757,186	￦	38,656,623	￦	2,937,257
Woori Card Co., Ltd.	100.0%			16,118,967		2,426,511		1,845,296		204,385
Woori Financial Capital Co., Ltd.	100.0%			12,581,473		1,540,719		1,323,574		183,328
Woori Investment Bank Co., Ltd.	58.7%			5,657,191		674,781		406,157		91,794
Woori Asset Trust Co., Ltd.	51.0	(2)%		322,098		227,525		137,114		60,319
Woori Savings Bank.	100.0%			1,786,495		229,816		110,868		10,607
Woori Asset Management Corp.	73.0%			185,389		122,821		35,019		1,259
Woori Credit Information Co., Ltd.	100.0%			42,832		33,592		38,549		1,784
Woori Fund Services Co., Ltd.	100.0%			25,094		22,403		16,337		3,917
Woori Private Equity Asset Management Co., Ltd.	100.0%			94,434		89,762		7,830		1,902
Woori Global Asset Management Co., Ltd	100.0%			34,988		27,898		13,711		211
Woori FIS Co., Ltd.	100.0%			112,117		57,472		296,235		1,069
Woori Finance Research Institute Co., Ltd.	100.0%			6,456		3,852		7,006		46
Woori Financial F&I Inc.	100.0%			336,141		200,579		8,086		867

(1)	In March 2023, we acquired a 52% equity interest in Daol Investment, a venture capital company. We subsequently changed its name to Woori Venture Partners Co., Ltd.
(2)

As of December 31, 2022, our ownership interest was 67.2% excluding treasury stocks. As of March 31, 2023, we have completed additional acquisitions and our ownership percentage is 72.3% including treasury stocks (our ownership interest is 95.3% excluding such treasury stocks).

Item 4.D.	Property, Plants and Equipment

Our registered office and corporate headquarters, with a total area of approximately 97,222 square meters, are located at 51, Sogong-ro, Jung-gu, Seoul, Korea. Information regarding certain of our properties in Korea as of December 31, 2022 is presented in the following table:

Type of Facility/Building	Location	Area
		(square meters)
Woori Bank registered office and corporate headquarters	51, Sogong-ro, Jung-gu, Seoul, Korea 04632	97,222
Woori Bank Sangam Tower	17, World Cup buk-ro 60-gil, Mapo-gu, Seoul, Korea 03921	81,475
Woori Bank Digital Tower	48,Sogong-ro, Jung.gu, Seoul, Korea 04631	33,022

As of December 31, 2022, we had a network of 713 banking branches in Korea, 200 of which are housed in buildings owned by us, while the remaining branches are leased properties. Lease terms are generally from two to three years and seldom exceed five years. We also have subsidiaries in the United States, China, Hong Kong, Russia, Indonesia, Cambodia, Brazil, Myanmar, the Philippines, Vietnam and Germany and branches, agencies and representative offices across the world. See “Item 4.B. Business Overview—Capital Markets Activities—International Banking.” We do not own any material properties outside of Korea.

As of December 31, 2022, the net book value of the properties owned by us and our right-of-use assets was ￦2,778 billion and ￦365 billion, respectively. As of the same date, our lease liabilities amounted to ￦319 billion.

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

Trends in the Korean Economy

Our financial position and results of operations have been and will continue to be significantly affected by financial and economic conditions in Korea. Substantial growth in lending in Korea to small- and medium-sized enterprises in recent years, and financial difficulties experienced by such enterprises as a result of, among other things, adverse changes in economic conditions in Korea and globally (such as inflation, rise in interest rates and the COVID-19 pandemic which still affects many countries worldwide, including Korea, although to a lesser extent compared with prior year), may lead to increasing delinquencies and a deterioration in overall asset quality in the credit exposures of Korean banks to small- and medium-sized enterprises. Our loans to small- and medium-sized enterprises increased from ￦112,696 as of December 31, 2021 to ￦122,925 billion as of December 31, 2022. In 2022, we recorded charge-offs of ￦117 billion in respect of our Won-denominated loans to small- and medium-sized enterprises, compared to charge-offs of ￦158 billion in 2021. See “Item 3.D. Risk Factors—Risks relating to our corporate credit portfolio—The largest portion of our exposure is to small- and medium-sized enterprises, and financial difficulties experienced by companies in this segment may result in a deterioration of our asset quality and have an adverse impact on us.”

In recent years, commercial banks, consumer finance companies and other financial institutions in Korea have also made significant investments and engaged in aggressive marketing in consumer lending (including mortgage and home equity loans), leading to substantially increased competition in this segment. From the second half of 2016 to 2021, the Korean government introduced various measures to tighten regulations on mortgage and other lending and housing subscription in response to the rapid growth in consumer debt and concerns over speculative investments in real estate in certain areas. Demand for residential property and their prices in certain areas, including Seoul, continued to increase until the beginning of 2022. However, overall in 2022, housing prices and activity levels in the Korean real estate market decreased and the Korean government has since begun to introduce a number of policy measures, including the lifting of borrowing limits, to sustain housing prices and induce a soft landing of the housing market. Our consumer loan portfolio decreased from ￦148,361 billion as of December 31, 2021 to ￦143,940 billion as of December 31, 2022. A decrease in housing prices as a result of the implementation of such measures, together with the high level of consumer debt and deteriorating domestic and global economic conditions, could result in declines in consumer spending and reduced economic growth, which may lead to increasing delinquencies and a deterioration in asset quality. In 2022, we recorded charge-offs of ￦161 billion and provisions for credit losses of ￦206 billion in respect of our consumer loan portfolio, compared to charge-offs of ￦173 billion and provisions for credit losses of ￦168 billion in 2021. See “Item 3.D. Risk Factors—Risks relating to our consumer credit portfolio.”

The Korean economy is closely tied to, and is affected by developments in, the global economy. The overall prospects for the Korean and global economy in 2023 and beyond remain uncertain. In recent years, the global financial markets have experienced significant volatility as a result of, among other things:

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

•	interest rate fluctuations as well as changes in policy rates by the U.S. Federal Reserve and other central banks;

•	financial and social difficulties affecting many countries worldwide, in particular in Latin America and Europe;

•	adverse developments in the global financial markets and industry, in particular those faced by several banks in the United States and Europe;

•	a deterioration in economic and trade relations between the United States and its major trading partners, including China;

•	escalations in trade protectionism globally and geopolitical tensions in East Asia and the Middle East;

•	the slowdown of economic growth in China and other major emerging market economies;

•	political and social instability in various countries in the Middle East, including Syria, Iraq and Egypt.

In light of the high level of interdependence of the global economy, unfavorable changes in the global financial markets, including as a result of any of the foregoing developments, could have a material adverse effect on the Korean economy and financial markets, and in turn on our business, financial condition and results of operations.

In addition, in March 2023, Silicon Valley Bank, Signature Bank and other banks closed and entered into receivership, or winded down their operations. Although these adverse developments did not take place in Korea, such events involving limited liquidity, defaults, non-performance or other adverse developments that affect financial institutions, transactional counterparties or other companies in the financial services industry or the financial services industry generally, or concerns or rumors about any events of these kinds or other similar risks, have in the past and may in the future lead to market-wide liquidity issues. See “Item 3.D. Risk Factors—Other risks relating to our business—Adverse developments affecting the financial services industry, including events or concerns involving liquidity by financial institutions, could adversely affect our business, financial condition or results of operations.”

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

The interest rates on our interest-earning assets and interest-bearing liabilities, and therefore our net interest income, are affected by The Bank of Korea’s policy rates. On March 16, 2020, the Bank of Korea lowered its policy rate to 0.75% from 1.25%, which was further lowered to 0.5% on May 28, 2020, in response to deteriorating economic conditions resulting from the COVID-19 pandemic. The Bank of Korea raised its policy rate from 0.50% to 0.75% on August 26, 2021, to 1.00% on November 25, 2021, to 1.25% on January 14, 2022, to 1.50% on April 14, 2022, to 1.75% in May 2022, to 2.25% in July 2022, to 2.50% in August 2022, to 3.00% in October 2022, to 3.25% in November 2022 and to 3.50% in January 2023 in response to rising levels of household debt and inflationary pressures.

We are also exposed to adverse changes and volatility in the global and Korean financial markets as a result of our liabilities and assets denominated in foreign currencies and our holdings of trading and investment securities, including structured products. The value of the Won relative to major foreign currencies in general and the U.S. dollar in particular has fluctuated widely in recent years and has been subject to significant volatility as a result of the COVID-19 pandemic, and by the invasion of Ukraine by Russia. A depreciation of the Won will increase our cost of servicing our foreign currency-denominated debt, while continued exchange rate volatility may also result in foreign exchange losses for us. Furthermore, as a result of changes in global and Korean economic, social and political conditions, there has been volatility in securities prices, including the stock prices of Korean and foreign companies in which we hold an interest. Such volatility has resulted in and may lead to further trading and valuation losses on our trading and investment securities portfolio as well as impairment losses on our investments in joint ventures and associates.

As a result of volatile conditions in the Korean and global economies and financial markets, as well as factors such as fluctuations in oil and commodity prices, interest and exchange rate fluctuations, higher unemployment, lower consumer confidence, stock market volatility, changes in fiscal and monetary policies and continued tensions with North Korea, the economic outlook for the financial services sector in Korea in 2023 and for the foreseeable future remains highly uncertain.

Cessation of LIBOR

The ICE Benchmark Administration, the administrator of the London Interbank Offered Rate, or LIBOR, ceased publication of short-term U.S. dollar LIBOR settings and all non-U.S. dollar LIBOR settings on a representative basis after December 31, 2021, with plans to cease publication of all other U.S. dollar LIBOR settings after June 30, 2023. Given the extensive use of LIBOR across financial markets, the transition away from LIBOR presents various risks and challenges to financial markets and institutions, including us, and in particular, Woori Bank. We had issued, traded, held or otherwise used various products and securities that referenced LIBOR, including, among others, loans, securities, deposits, borrowings, derivatives and debentures. In response, we established a LIBOR response plan to identify the impacts and risks to its business associated with the transition away from LIBOR, and to prepare and implement an action plan to ensure a smooth transition to alternative benchmark rates, and to date, has substantively completed such transition, with a strategy in place for the remainder of such transactions that involve LIBOR settings that expire in 2023.

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

	June 30, 2018		Dec. 31, 2018		June 30, 2019		Dec. 31, 2019		June 30, 2020		Dec. 31, 2020		June 30, 2021		Dec. 31, 2021		June 30, 2022		Dec. 31, 2022

KOSPI		2,326.13		2,041.04		2,130.62		2,197.67		2,108.33		2,873.47		3,296.68		2,977.65		2,332.64		2,236.40
￦/US$ exchange rates(1)	￦	1,111.79	￦	1,112.85	￦	1,154.58	￦	1,155.46	￦	1,200.50	￦	1,086.11	￦	1,130.42	￦	1,188.59	￦	1,298.95	￦	1,260.18
Corporate bond rates(2)		2.9%		2.6%		2.0%		2.0%		1.8%		1.7%		2.0%		2.5%		4.5%		5.5%
Treasury bond rates(3)		2.1%		1.8%		1.5%		1.4%		0.8%		1.0%		1.5%		1.8%		3.5%		3.7%

(1)	Represents the noon buying rate on the dates indicated.
(2)	Measured by the yield on three-year Korean corporate bonds rated as A+ by the Korean credit rating agencies.
(3)	Measured by the yield on three-year treasury bonds issued by the Ministry of Economy and Finance of Korea.

Results of Operations

Net Interest Income

The following table shows, for the years indicated, the principal components of our interest income:

	Year ended December 31,						Percentage change
	2020		2021		2022		2021/2020	2022/2021

	(in billions of Won)						(%)
Interest income
Financial assets at fair value through profit or loss	￦	49	￦	46	￦	107	(6.1)%	132.6%
Financial assets at fair value through other comprehensive income		437		381		633	(12.8)	66.1
Financial assets at amortized cost:
Securities at amortized cost		383		325		515	(15.1)	58.5
Loans and other financial assets at amortized cost:
Interest on due from banks		54		47		244	(13.0)	419.1
Interest on loans		8,570		9,065		13,109	5.8	44.6
Interest on other receivables		31		31		47	0.0	51.6

Subtotal		9,038		9,468		13,915	4.8	47.0

Total interest income		9,524		9,895		14,655	3.9	48.1

Interest expense
Deposits		2,487		1,907		4,121	(23.3)	116.1
Borrowings		270		220		598	(18.5)	171.8
Debentures		723		727		1,036	0.6	42.5
Others		37		48		195	29.7	306.3
Lease liabilities		9		7		8	(22.2)	14.3

Total interest expense		3,526		2,909		5,958	(17.5)	104.8

Net interest income	￦	5,998	￦	6,986	￦	8,697	16.5%	24.5%

Net interest margin(1)		1.65%		1.74%		1.96%

(1)	The ratio of net interest income to average interest-earning assets.

Comparison of 2022 to 2021

Interest Income. Interest income increased 48.1% from ￦9,895 billion in 2021 to ￦14,655 billion in 2022, primarily due to a 44.6% increase in interest on loans, which was enhanced by a 58.5% increase in interest on securities at amortized cost and a 66.1% increase in interest on financial assets at fair value through other comprehensive income. The average balance of interest-earning assets increased 10.71% from ￦401,368 billion in 2021 to ￦444,373 billion in 2022, due to the growth of our loan portfolio, an increase in financial assets at fair value through profit or loss, an increase in financial assets at fair value through other comprehensive income, and an increase in securities at amortized cost. The effect of this increase was enhanced by a 83 basis point increase in the average yield on interest-earning assets from 2.47% in 2021 to 3.30% in 2022, which reflected the higher overall level of interest rates prevailing in Korea in 2022 compared to 2021, as discussed above in “—Overview—Trends in the Korean Economy.”

The 44.6% increase in interest on loans from ￦9,065 billion in 2021 to ￦13,109 billion in 2022 was principally due to:

•

a 14.59% increase in the average volume of commercial and industrial loans from ￦135,776 billion in 2021 to ￦155,581 billion in 2022, which was enhanced by a 108 basis point increase in the average yield on such loans from 2.57% in 2021 to 3.65% in 2022;

•

a 0.59% decrease in the average volume of general purpose household loans (including home equity loans) from ￦79,923 billion in 2021 to ￦79,453 billion in 2022, which was partially offset by a 117 basis point increase in the average yield on such loans from 3.51% in 2021 to 4.68% in 2022; and

•

a 34.29% increase in the average volume of lease financing loans from ￦3,287 billion in 2021 to ￦4,414 billion in 2022, which was enhanced by a 41 basis point increase in the average yield on such loans from 3.62% in 2021 to 4.03% in 2022.

The average volumes of commercial and industrial loans, and lease financing loans increased primarily due to the increased demand from borrowers in need of financing in light of the higher overall interest rates prevailing in Korea in 2022 compared to 2021. The average volume of general purpose household loans decreased primarily due to the decreased demand for credit loans and home equity loans. The average yields on commercial and industrial loans, general purpose household loans and lease financing loans increased mainly due to the higher overall level of interest rates prevailing in Korea in 2022 compared to 2021. Overall, the average volume of loans increased 8.92% from ￦314,738 billion in 2021 to ￦342,815 billion in 2022, while the average yield on loans increased by 94 basis points from 2.88% in 2021 to 3.82% in 2022.

The 58.5% increase in interest on securities at amortized cost from ￦325 billion in 2021 to ￦515 billion in 2022 was principally due to a 30.0% increase in the average volume of securities at amortized cost from ￦16,503 billion in 2021 to ￦21,450 billion in 2022, which was principally due to an increase in Won-denominated debt securities from financial institutions. Such increase was enhanced by a 43 basis point increase in the average yield on such assets from 1.97% in 2021 to 2.40% in 2022, which reflected the higher overall level of interest rates prevailing in Korea in 2022 compared to 2021.

The 66.1% increase in interest on financial assets at fair value through other comprehensive income from ￦381 billion in 2021 to ￦633 billion in 2022 was principally due to a 53 basis point increase in the average yield on financial assets at fair value through other comprehensive income from 1.24% in 2021 to 1.77% in 2022, which was principally due to the higher overall level of interest rates prevailing in Korea in 2022 compared to 2021. Such increase was partially enhanced by a 16.7% increase in the average volume of such assets from ￦30,724 billion in 2021 to ￦35,848 billion in 2022, which was principally due to increases in Won-denominated debt securities from financial institutions and Won-denominated treasury bonds.

Interest Expense. Interest expense increased 104.8% from ￦2,909 billion in 2021 to ￦5,958 billion in 2022, primarily due to a 116.1% increase in interest expense on deposits, which was enhanced by an 171.8% increase in interest expense on borrowings. The average cost of interest-bearing liabilities increased by 64 basis points from 0.76% in 2021 to 1.40% in 2022, which mainly reflected the higher overall level of interest rates prevailing in Korea in 2022 compared to 2021, as well as a decrease in the volume of low-cost deposits. The effect of this increase was partially enhanced by a 10.9% increase in the average balance of interest-bearing liabilities from ￦384,650 billion in 2021 to ￦426,482 billion in 2022, which was principally due to increases in the average balances of deposits, borrowings and debentures.

The 116.1% increase in interest expense on deposits from ￦1,907 billion in 2021 to ￦4,121 billion in 2022 resulted mainly from:

•

a 63 basis point increase in the average cost of Won-denominated time and savings deposits from 0.61% in 2021 to 1.24% in 2022, which was partially enhanced by a 6.1% increase in the average balance of such deposits from ￦243,708 billion in 2021 to ￦258,594 billion in 2022; and

•

a 75 basis point increase in the average cost of other deposits (other than Won-denominated demand deposits, time and savings deposits and certificates of deposit) from 0.73% in 2021 to 1.48% in 2022, which was partially enhanced by a 25.0% increase in the average balance of such deposits from ￦38,374 billion in 2021 to ￦47,978 billion in 2022.

The increases in the average cost of Won-denominated time and savings deposits and other deposits were primarily attributable to the higher overall level of interest rates prevailing in Korea in 2022 compared to 2021, while the increases in the average volume of Won-denominated time and savings deposits and other deposits mainly reflected the customers’ continuing preference for low-risk products and institutions in Korea in light of the continuing uncertainty in financial markets in 2022 resulting from the COVID-19 pandemic and the higher overall interest rates in 2022 compared to 2021.

Overall, the average cost of deposits increased by 63 basis points from 0.64% in 2021 to 1.27% in 2022, while the average volume of deposits increased 8.4% from ￦299,574 billion in 2021 to ￦324,710 billion in 2022.

The 171.8% increase in interest expense on borrowings from ￦220 billion in 2021 to ￦598 billion in 2022 was primarily due to a 104 basis point increase in the average cost of borrowings from 0.95% in 2021 to 1.99% in 2022, which mainly reflected the higher overall level of interest rates prevailing in Korea in 2022 compared to 2021. Such increase was partially enhanced by an 29.2% increase in the average balance of borrowings from ￦23,216 billion in 2021 to ￦30,004 billion in 2022, which was mainly attributable to our continued use of borrowings to meet our funding needs.

The 42.5% increase in interest expense on debentures from ￦727 billion in 2021 to ￦1,036 billion in 2022 was primarily due to a 13.4% increase in the average balance of debentures from ￦40,935 billion in 2021 to ￦46,414 billion in 2022, which was enhanced by a 45 basis point increase in the average cost of debentures from 1.78% in 2021 to 2.23% in 2022. The increase in the average balance of debentures mainly reflected the increase in debentures issued by our subsidiaries Woori Card and Woori Financial Capital in 2022, while the increase in the average cost of debentures was mainly due to the higher level of interest rates prevailing in Korea in 2022 compared to 2021.

Net Interest Margin. Net interest margin represents the ratio of net interest income to average interest-earning assets. Our overall net interest margin increased from 1.74% in 2021 to 1.96% in 2022, which was primarily due to a 24.5% increase in our net interest income from ￦6,986 billion in 2021 to ￦8,697 billion in 2022 and a 10.7% increase in the average balance of our interest-earning assets from ￦401,368 billion in 2021 to ￦444,373 billion in 2022. The increase in interest income outpaced a decrease in interest expense, resulting in the increase in net interest income. The growth in average interest-earning assets was mostly offset by an increase in average interest-bearing liabilities from ￦384,650 billion in 2021 to ￦426,482 billion in 2022. The increase in net interest margin was driven mainly by an increase in our net interest spread, which represents the difference between the average yield on our interest-earning assets and the average cost of our interest-bearing liabilities, from 1.71% in 2021 to 1.90% in 2022. The increase in our net interest spread reflected a larger increase in the yield on interest-earning assets compared to the increase in the average cost of interest-bearing liabilities, primarily due to the earlier adjustment of interest rates on interest-earning assets compared to interest rates on interest-bearing liabilities in the context of a higher interest rate environment in 2022 compared to 2021.

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

Impairment Losses Due to Credit Loss

The following table shows, for the years indicated, the components of our impairment losses due to credit loss.

	Year ended December 31,						Percentage change
	2020		2021		2022		2021/2020	2022/2021

	(in billions of Won)						(%)
Impairment loss due to credit loss on financial assets measured at fair value through other comprehensive income	￦	(2)	￦	(5)	￦	1	150.0%	N/M	(1)
Reversal of (provision for) impairment loss due to credit loss on securities at amortized cost		1		(1)		(3)	N/M (1)	200
Provisions for credit loss on loans and other financial assets at amortized cost		(791)		(552)		(882)	(30.2)	59.8
Reversal of provisions on (provisions for) guarantees		18		11		(7)	(38.9)	N/M	(1)
Reversal of provisions on (provisions for) unused loan commitments		(10)		10		6	N/M (1)	(40)

Total impairment losses due to credit loss	￦	(784)	￦	(537)	￦	(885)	(31.5)	64.8

(1)	N/M = not meaningful.

Comparison of 2022 to 2021

Our impairment losses due to credit loss increased 64.8% from ￦537 billion in 2021 to ￦885 billion in 2022, primarily due to a 59.8% increase in provisions for credit loss on loans and other financial assets at amortized cost from ￦552 billion in 2021 to ￦882 billion in 2022. Such increase in provisions for credit loss on loans and other financial assets at amortized cost was primarily due to our preemptive measures to account for a potential increase in expected credit loss that could result from a deterioration in the overall asset quality due to the adverse changes in economic conditions in Korea and globally in 2022.

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

Corporate Loans

The following table shows, for the years indicated, certain information regarding our impaired corporate loans (including government loans and bank loans):

	As of December 31,
	2020	2021	2022

Impaired corporate loans as a percentage of total corporate loans	0.5%	0.3%	0.5%
Allowance for credit losses for corporate loans as a percentage of total corporate loans	0.8	0.7	0.8
Allowance for credit losses for corporate loans as a percentage of impaired corporate loans	172.4	219.7	159.9
Net charge-offs of corporate loans as a percentage of total corporate loans	0.1	0.1	0.0

During 2022, both impaired corporate loans and allowance for credit losses for corporate loans, each as a percentage of total corporate loans, increased primarily due to a deterioration in the overall credit quality of our corporate loans, which outpaced an increase in the total amount of our corporate loans from ￦179,717 billion as of December 31, 2021 to ￦191,101 billion as of December 31, 2022. However, allowance for credit losses for corporate loans as a percentage of impaired corporate loans decreased during 2022, as a 26.2% increase in allowance for credit losses for corporate loans from ￦1,191 billion as of December 31, 2021 to ￦1,503 billion as of December 31, 2022 was outpaced by a 73.4% increase in impaired corporate loans from ￦542 billion as of December 31, 2021 to ￦940 billion as of December 31, 2022. The increase in our impaired corporate loans was mainly attributable to the deterioration of the overall asset quality of our corporate loan portfolio due to the adverse changes in economic conditions in Korea and globally in 2022. The increase in our allowance for credit losses for corporate loans was mainly attributable to our preemptive measures to account for a potential increase in expected credit loss that could result from a deterioration in the overall asset quality of our corporate loan portfolio caused by the potentially adverse economic conditions in Korea and globally in 2023 and beyond. Net charge-offs of corporate loans as a percentage of total corporate loans represented 0.1% and 0.0% as of December 31, 2021 and 2022, respectively.

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

Consumer Loans and Credit Card Balances

The following table shows, for the years indicated, certain information regarding our impaired loans to the consumer sector, excluding credit card balances:

	As of December 31,
	2020	2021	2022

Impaired consumer loans as a percentage of total consumer loans	0.4%	0.3%	0.4%
Allowance for credit losses for consumer loans as a percentage of total consumer loans	0.3	0.3	0.4
Allowance for credit losses for consumer loans as a percentage of impaired consumer loans	76.7	88.0	93.6
Net charge-offs of consumer loans as a percentage of total consumer loans	0.1	0.1	0.1

Our impaired consumer loans and allowance for credit losses for consumer loans, each as a percentage of total consumer loans, increased from 0.3% in 2021 to 0.4% in 2022 as a 12.8% increase in impaired consumer loans from ￦500 billion as of December 31, 2021 to ￦564 billion as of December 31, 2022 was enhanced by a 3.0% decrease in total consumer loans from ￦148,361 billion as of December 31, 2021 to ￦143,940 billion as of December 31, 2022. Allowance for credit losses for consumer loans as a percentage of impaired consumer loans also increased, as a 20.0% increase in allowance for credit losses for consumer loans from ￦440 billion as of December 31, 2021 to ￦528 billion as of December 31, 2022 outpaced the increase in impaired consumer loans due to the expected deterioration in the overall asset quality of our consumer loan portfolio caused by the adverse changes in economic conditions in Korea and globally in 2022. Net charge-offs of consumer loans as a percentage of total consumer loans remained stable at 0.1% as of December 31, 2021 and 2022.

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

The following table shows, for the years indicated, certain information regarding our impaired credit card balances:

	As of December 31,
	2020	2021	2022

Impaired credit card balances as a percentage of total credit card balances(1)	2.1%	1.2%	1.7%
Allowance for credit losses for credit card balances as a percentage of total credit card balances(1)	3.0	2.6	2.9
Allowance for credit losses for credit card balances as a percentage of impaired credit card balances(1)	143.9	219.8	169.3
Net charge-offs of credit card balances as a percentage of total credit card balances(1)	2.1	1.6	1.6

(1)	Includes corporate credit card balances.

During 2022, impaired credit card balances and allowance for credit losses for credit card balances, each as a percentage of total credit card balances, increased mainly because a deterioration in the overall credit quality of our credit card portfolio outpaced a 6.3% increase in total credit card balances from ￦9,757 billion as of

December 31, 2021 to ￦10,370 billion as of December 31, 2022. However, allowance for credit losses for credit card balances as a percentage of impaired credit card balances decreased, as a 18.8% increase in our allowance for credit losses for credit card balances from ￦255 billion as of December 31, 2021 to ￦303 billion as of December 31, 2022 was outpaced by a 54.3% increase in impaired credit card balances from ￦116 billion as of December 31, 2021 to ￦179 billion as of December 31, 2022. Net charge-offs of credit card balances as a percentage of total credit card balances remained stable at 1.6% as of December 31, 2021 and 2022.

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

Net Fees and Commissions Income

The following table shows, for the years indicated, the components of our net fees and commissions income:

	Year ended December 31,						Percentage change
	2020		2021		2022		2021/2020	2022/2021

	(in billions of Won)						(%)
Fees and commissions income	￦	1,694	￦	2,172	￦	2,500	28.2%	15.1%
Fees and commissions expense		(680)		(701)		(790)	3.1	12.7

Total fees and commissions income, net	￦	1,014	￦	1,471	￦	1,710	45.1	16.2

Comparison of 2022 to 2021

Our net fees and commissions income increased 16.2% from ￦1,471 billion in 2021 to ￦1,710 billion in 2022, mainly due to a 15.1% increase in fees and commissions income from ￦2,172 billion in 2021 to ￦2,500 billion in 2022, which was partially offset by a 12.7% increase in fees and commissions expense from ￦701 billion in 2021 to ￦790 billion in 2022.

The 15.1% increase in fees and commissions income was primarily due to a 52.8% increase in fees and commissions related to leases from ￦375 billion in 2021 to ￦573 billion in 2022, a 3.8% increase in fees and commissions received on credit cards from ￦573 billion in 2021 to ￦595 billion in 2022 and a 23.1% increase in fees and commissions from trust management from ￦216 billion in 2021 to ￦266 billion in 2022. The increase in fees and commissions related to leases was mainly due to the increased fees and commissions received related to leases of Woori Financial Capital, the increase in fees and commissions received on credit cards was mainly attributable to an increase in credit card transactions resulting from the easing of COVID-19 social distancing requirements and the subsequent increase in consumer spending, and the increase in fees and commissions from trust management was primarily attributable to increases in compensation relating to the management of land trusts in the form of construction completion guarantees.

The 12.7% increase in fees and commissions expense was primarily due to a 24.4% increase in fees and commissions paid from ￦262 billion in 2021 to ￦326 billion in 2022. The increase in fees and commissions paid was primarily attributable to an increase in foreign currency payment related fees paid at Woori Bank and an increase in Won payment related fees paid at Woori Card.

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

Net Gain on Financial Instruments

The following table shows, for the years indicated, the components of our net gain on financial instruments:

	Year ended December 31,						Percentage change
	2020		2021		2022		2021/2020	2022/2021

	(in billions of Won)						(%)
Net gain on financial instruments at fair value through profit or loss	￦	422	￦	326	￦	239	(22.7)%	(26.7)%
Net gain (loss) on financial assets at fair value through other comprehensive income		24		33		(21)	37.5	N/M (1)
Net gain arising on disposals of financial assets at amortized cost		44		107		74	143.2	(30.8)

Total net gain on financial instruments	￦	490	￦	466	￦	292	(4.9)	(37.3)

(1)	N/M = not meaningful.

Comparison of 2022 to 2021

Our net gain on financial instruments decreased 37.3% from ￦466 billion in 2021 to ￦292 billion in 2022. This decrease was primarily attributable to a 26.7% decrease in net gain on financial instruments at fair value through profit or loss from ￦326 billion in 2021 to ￦239 billion in 2022, and a 30.8% decrease in net gain arising on disposals of financial assets at amortized cost from ￦107 billion in 2021 to ￦74 billion in 2022.

The 26.7% decrease in net gain on financial instruments at fair value through profit or loss resulted mainly from a change from a net loss on the transaction and valuation of currency derivatives of ￦29 billion in 2021 to a net loss on the transaction and valuation of currency derivatives of ￦1,111 billion in 2022. This was offset in significant part by a change from a net gain on the transaction and valuation of interest rate derivatives of ￦273 billion in 2021 to a net gain on the transaction and valuation of interest rate derivatives of ￦1,591 billion in 2022.

The 30.8% decrease in net gain arising on disposals of financial assets at amortized cost was primarily because in 2021 we realized gains on sales of project finance loans, but that did not occur in 2022, and also because our gains on sales of our non-performing card receivables decreased in 2022 compared to 2021.

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

General and Administrative Expenses

The following table shows, for the years indicated, the components of our general and administrative expenses:

	Year ended December 31,						Percentage change
	2020		2021		2022		2021/2020	2022/2021

	(in billions of Won)						(%)
Employee benefits	￦	2,533	￦	2,701	￦	2,912	6.6%	7.8%
Depreciation and amortization		521		524		522	0.6	(0.4)
Other general and administrative expenses		902		922		1,096	2.2	18.9

General and administrative expenses	￦	3,956	￦	4,147	￦	4,530	4.8	9.2

Comparison of 2022 to 2021

Our general and administrative expenses increased 9.2% from ￦4,147 billion in 2021 to ￦4,530 billion in 2022, primarily as a result of a 7.8% increase in employee benefits from ￦2,701 billion in 2021 to ￦2,912 billion in 2022, which was enhanced by a 18.9% increase in other general and administrative expenses from ￦922 billion in 2021 to ￦1,096 billion in 2022.

The 7.8% increase in employee benefits was primarily due to an 10.8% increase in short-term employee benefits, which include salaries and other employee benefits, from ￦2,321 billion in 2021 to ￦2,571 billion in 2022. Such increase was partially offset by a 6.6% decrease in termination benefits from ￦181 billion in 2021 to ￦169 billion in 2022. The increase in short-term employee benefits was principally due to an increase in employee salaries as a result of an increase in average wages. The decrease in termination benefits was due to a decrease in payments through our early retirement program.

The 18.9% increase in other general and administrative expenses was principally due to increases in advertising expenses, and expenses relating to taxes and public utilities’ charges.

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

Other Net Operating Expenses

The following table shows, for the years indicated, the components of our other net operating expenses:

	Year ended December 31,						Percentage change
	2020		2021		2022		2021/2020	2022/2021

	(in billions of Won)						(%)
Other operating income	￦	899	￦	903	￦	1,982	0.4%	119.5%
Other operating expenses		(1,719)		(1,790)		(2,994)	4.1	67.3

Total other net operating expenses	￦	(820)	￦	(887)	￦	(1,012)	8.2%	14.1%

Comparison of 2022 to 2021

Our other net operating expenses increased 14.1% from ￦887 billion in 2021 to ￦1,012 billion in 2022, as a 67.3% increase in other operating expenses from ￦1,790 billion in 2021 to ￦2,994 billion in 2022 was partially offset by a 119.5% increase in other operating income from ￦903 billion in 2021 to ￦1,982 billion in 2022.

Other operating expenses include principally losses on transaction of foreign exchange, KDIC deposit insurance premiums, contributions to miscellaneous funds, losses related to derivatives designated for hedging, losses on fair value hedged items and miscellaneous other operating expenses. The 67.3% increase in other operating expenses was primarily the result of a 162.1% increase in loss on transactions of foreign exchange from ￦451 billion in 2021 to ￦1,182 billion in 2022, and was enhanced by a 56.6% increase in miscellaneous other operating expenses from ￦470 billion in 2021 to ￦736 billion in 2022. The increase in miscellaneous other operating expenses was primarily due to an increase in lease depreciation costs from ￦251 billion in 2021 to ￦389 billion in 2022 resulting from the increase in lease depreciation costs incurred by Woori Financial Capital. The increase in losses on transaction of foreign exchange, which was principally due to higher exchange rate volatility in 2022 compared to 2021, was mostly offset by a 149.2% increase in gains on transaction of foreign exchange from ￦563 billion in 2021 to ￦1,403 billion in 2022, which is recorded as part of other operating income. On a net basis, net gain on transaction of foreign exchange increased 97.3% from ￦112 billion in 2021 to ￦221 billion in 2022.

Other operating income includes principally gains on transactions of foreign exchange, gains related to derivatives designated for hedging, gains on fair value hedged items and miscellaneous other operating income. The 119.5% increase in other operating income was mainly attributable to a 149.2% increase in gains on transaction of foreign exchange from ￦563 billion in 2021 to ￦1,403 billion in 2022, a 45.3% increase in miscellaneous other operating income from ￦172 billion in 2021 to ￦250 billion in 2022 and a 143.4% increase in gains on fair value hedged items from ￦106 billion in 2021 to ￦258 billion in 2022. The increase in miscellaneous other operating income was primarily due to an increase in our gains from disposals of lease assets by Woori Financial Capital. The increase in gains on transactions of foreign exchange, which was principally due to higher exchange rate volatility in 2022 compared to 2021, was partially offset by an increase in losses on transactions of foreign exchange, which is recorded as part of other operating expenses as discussed above.

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

Net Other Non-operating Expenses

The following table shows, for the years indicated, the components of our net other non-operating expenses:

	Year ended December 31,						Percentage change
	2020		2021		2022		2021/2020	2022/2021

	(in billions of Won)						(%)
Other non-operating income	￦	133	￦	188	￦	159	41.4%	(15.4)%
Other non-operating expenses		(313)		(223)		(112)	(28.8)	(49.8)

Total net other non-operating income (expenses)	￦	(180)	￦	(35)	￦	47	(80.6)%	N/M (1)

(1)	N/M = not meaningful.

Comparison of 2022 to 2021

The change from a net other non-operating expenses of ￦35 to a net other non-operating income of ￦47 is resulted by a 49.8% decrease in other non-operating expenses from ￦223 billion in 2021 to ￦112 billion in 2022, and a 15.4% decrease in other non-operating income from ￦188 billion in 2021 to ￦159 billion in 2022.

Other non-operating expenses include principally depreciation on investment properties, operating expenses on investment properties, losses on disposal of investments in joint ventures and associates, losses on disposal of premises and equipment, intangible assets and other assets, impairment losses on premises and equipment, intangible assets and other assets, donations and miscellaneous other non-operating expenses. The 49.8% decrease in other non-operating expenses from ￦223 billion in 2021 to ￦112 billion in 2022 was mainly attributable to a misappropriation of funds from Woori Bank by one of its employees in 2012, 2015 and 2018, which was discovered in April 2022 and recorded as a non-operating expense for 2021.

Other non-operating income includes principally rental fee income, gain on disposal of investment in joint ventures and associates, gain on disposal of premises and equipment, intangible assets and other assets, reversal of impairment loss on premises and equipment, intangible assets and other assets and miscellaneous other non-operating income. The 15.4% decrease in other non-operating income was primarily attributable to a significant decrease in gains on disposal of investment in joint ventures and associates from ￦71 billion in 2021 to ￦1 billion in 2022, which was partially offset by a 9.8% increase in gains on disposal of premises and equipment, intangible assets and other assets from ￦51 billion in 2021 to ￦56 billion in 2022, and a 54.9% increase in miscellaneous other non-operating income from ￦51 billion in 2021 to ￦79 billion in 2022. The decrease in gains on disposal of investment in joint ventures and associates was mainly due to gains in 2021 from our decrease in share ownership interest in Kbank resulting from our non-participation in the capital increase of Kbank, but similar transactions did not occur in 2022, and the increase in gains on disposal of premises and equipment, intangible assets and other assets was primarily due to the sale of Woori Bank’s real estate assets. The increase in miscellaneous other non-operating income was principally due to the return of settlement reserves relating to the U.S. sanctions and Lime investigations. See “Item 3.D. Other Risks Relating to Our Business” and “Item 8.A. Consolidated Statements and Other Financial Information—Legal Proceedings and Regulatory Actions.”

Comparison of 2021 to 2020

The change from a net other non-operating expenses of ￦180 to a net other non-operating income of ￦35 is resulted by a 28.8% decrease in other non-operating expenses from ￦313 billion in 2020 to ￦223 billion in 2021 was enhanced by a 41.4% increase in other non-operating income from ￦133 billion in 2020 to ￦188 billion in 2021.

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

Share of Gain (Loss) on Joint Ventures and Associates

Comparison of 2022 to 2021

Our share of gain on joint ventures and associates increased 12.9% from ￦62 billion 2021 to ￦70 billion in 2022. Such increase was primarily due to a 23.8% increase in our gains on valuation of investments in joint ventures and associates from ￦80 billion in 2021 to ￦99 billion in 2022, resulting mainly from an increase in the share of profits from Lotte Card Co., Ltd.

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

Comparison of 2022 to 2021

Income tax expense increased 27.4% from ￦925 billion in 2021 to ￦1,178 billion in 2022, mainly as a result of a 23.4% increase in our net income before income tax expense from ￦3,687 billion in 2021 to ￦4,548 billion in 2022. Our effective tax rate was 25.1% in 2021 and 25.9% in 2022.

Comparison of 2021 to 2020

Income tax expense increased 90.3% from ￦486 billion in 2020 to ￦925 billion in 2021, mainly as a result of an 87.4% increase in our net income before income tax expense from ￦2,001 billion in 2020 to ￦3,687 billion in 2021. Our effective tax rate was 24.3% in 2020 and 25.1% in 2021.

For further information regarding our income tax expense, see Note 38 of the notes to our consolidated financial statements included elsewhere in this annual report.

Net Income

Comparison of 2022 to 2021

Due to the factors described above, our net income increased by 22.0% from ￦2,762 billion in 2021 to ￦3,369 billion in 2022.

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

The following table shows, for the years indicated, our results of operations by segment:

	Net income Year ended December 31,						Net operating income(1) Year ended December 31,
	2020		2021		2022		2020		2021		2022

	(in billions of Won)
Banking	￦	1,417	￦	2,340	￦	2,949	￦	1,911	￦	3,073	￦	3,783
Credit card		120		201		205		165		281		285
Capital		—		141		183		—		190		252
Investment banking		63		80		92		70		104		123
Others		652		667		1,265		681		681		1,292

Total(2)	￦	2,252	￦	3,429	￦	4,694	￦	2,827	￦	4,329	￦	5,735

(1)	Comprises net interest income and net non-interest income after administrative expenses and impairment losses due to credit losses.
(2)	Before adjustments for consolidation, inter-segment transactions and certain differences in classification under our management reporting system.

Banking

This segment primarily consists of the banking operations of Woori Bank and its overseas subsidiaries. Woori Bank provides a wide range of banking and other financial services to large corporations, small- and medium-sized enterprises and individuals in Korea. The following table shows, for the years indicated, our income statement data for this segment:

	Year ended December 31,						Percentage change
	2020		2021		2022		2021/2020	2022/2021

	(in billions of Won)						(%)
Income statement data
Net interest income	￦	4,545	￦	5,158	￦	6,604	13.5%	28.0%
Non-interest income		1,423		1,662		1,521	16.8	(8.5)
Provision for impairment losses due to credit loss and others		(512)		(140)		(427)	(72.7)	205.0
General administrative expenses		(3,545)		(3,607)		(3,915)	1.7	8.5

Net operating income		1,911		3,073		3,783	60.8	23.1
Non-operating income (expense)		(57)		40		142	N/M (1)	255.0

Net income before tax		1,854		3,113		3,925	67.9	26.1
Tax expense		(437)		(773)		(976)	76.9	26.3

Net income	￦	1,417	￦	2,340	￦	2,949	65.1	26.0

(1)	N/M = not meaningful.

Comparison of 2022 to 2021

Our net income before tax for this segment increased 26.1% from ￦3,113 billion in 2021 to ￦3,925 billion in 2022. Net income after tax also increased 26.0% from ￦2,340 billion in 2021 to ￦2,949 billion in 2022.

Net interest income for this segment increased 28.0% from ￦5,158 billion in 2021 to ￦6,604 billion in 2022, primarily reflecting the increase in the average balance of loans, which was offset in part by the increase in the average balance of deposits, mainly reflecting the increased demand for such products from customers as discussed above, and the higher interest rates prevailing in Korea in 2022 compared to 2021. The impact of such increase was partially offset by the average cost of deposits and other sources of funding resulting from higher overall interest rates prevailing in Korea in 2022 compared to 2021.

Non-interest income attributable to this segment decreased 8.5% from ￦1,662 billion in 2021 to ￦1,521 billion in 2022, primarily due to losses incurred from the disposal of stock and equity capital, decrease in the valuation of our holdings of stock and equity capital and a decrease in dividend income, which was mainly attributable to decreases in dividends from stock and equity capital.

Impairment losses due to credit loss and others for this segment increased by 205.0% from ￦140 billion in 2021 to ￦427 billion in 2022, primarily due to our preemptive measures in 2022 to account for a potential increase in expected credit loss that could result from a deterioration in the overall asset quality of our corporate and consumer loan portfolios caused by the potentially adverse economic conditions in Korea and globally in 2023 and beyond.

General administrative expenses attributable to this segment increased 8.5% from ￦3,607 billion in 2021 to ￦3,915 billion in 2022, mainly due to increases in our employee salaries, advertising expenses, and computer and IT related expenses.

Non-operating income (expense) for this segment changed from net expense of ￦40 billion in 2021 to net income of ￦142 billion in 2022, primarily due to the misappropriation of funds from Woori Bank by one of its employees in 2012, 2015 and 2018, which was discovered in April 2022 and recorded as a non-operating expense for 2021, and the increase in valuation of investments in joint ventures and associates.

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

General administrative expenses attributable to this segment increased 1.7% from ￦3,545 billion in 2020 to ￦3,607 billion in 2021, mainly due to increases in salaries and computer and IT related expenses.

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

Credit Card

This segment consists of the credit card operations of Woori Card. Woori Card offers credit card products and services mainly to consumers and corporate customers in Korea. The following table shows, for the years indicated, our income statement data for this segment:

	Year ended December 31,						Percentage change
	2020		2021		2022		2021/2020	2022/2021

	(in billions of Won)						(%)
Income statement data
Net interest income	￦	564	￦	606	￦	675	7.4%	11.4%
Non-interest income		4		64		111	N/M (1)	73.4
Provision for impairment losses due to credit loss and others		(196)		(164)		(239)	(16.3)	45.7
General administrative expenses		(207)		(225)		(262)	8.7	16.4

Net operating income		165		281		285	70.3	1.4
Non-operating expense		(6)		(8)		(6)	33.3	(25.0)

Net income before tax		159		273		279	71.7	2.2
Tax expense		(39)		(72)		(74)	84.6	2.8

Net income	￦	120	￦	201	￦	205	67.5	2.0

(1)	N/M = not meaningful.

Comparison of 2022 to 2021

Our net income before tax for this segment increased 2.2% from ￦273 billion in 2021 to ￦279 billion in 2022. Net income after tax also increased 2.0% from ￦201 billion in 2021 to ￦205 billion in 2022.

Net interest income for this segment increased 11.4% from ￦606 billion in 2021 to ￦675 billion in 2022, primarily due to an increase in the average volume of credit card receivables and financial assets receivables.

Non-interest income attributable to this segment increased 73.4% from ￦64 billion in 2021 to ￦111 billion in 2022, mainly due to an increase in fees and commissions received on credit cards resulting from increased consumer spending following the recovery from the COVID-19 pandemic.

Impairment losses due to credit loss and others for this segment increased 45.7% from ￦164 billion in 2021 to ￦239 billion in 2022, primarily as a result of an increase in financial assets receivables and preemptive measures to account for a potential increase in expected credit loss caused by an increase in delinquency rates.

General administrative expenses attributable to this segment increased 16.4% from ￦225 billion in 2021 to ￦262 billion in 2022, mainly due to increases in employee salaries.

Non-operating expense for this segment decreased from ￦8 billion in 2021 to ￦6 billion in 2022, mainly as a result of a decrease in miscellaneous fees and commissions paid.

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

	Year ended December 31,				Percentage change
	2021		2022		2022/2021
	(in billions of Won)				(%)
Income statement data
Net interest income	￦	316	￦	376	19.0%
Non-interest income		95		83	(12.6)
Provision for impairment losses due to credit loss and others		(122)		(107)	(12.3)
General administrative expenses		(99)		(100)	1.0

Net operating income		190		252	32.6
Non-operating expense		(16)		(1)	N/M (1)

Net income before tax		174		251	44.3
Tax expense		(33)		(68)	106.1

Net income	￦	141	￦	183	29.8

(1)	N/M = not meaningful.

Comparison of 2022 to 2021

Our net income before tax for this segment increased 44.3% from ￦174 billion in 2021 to ￦251 billion in 2022. Net income after tax also increased 29.8% from ￦141 billion in 2021 to ￦183 billion in 2022.

Net interest income for this segment increased 19.0% from ￦316 billion in 2021 to ￦376 billion in 2022, primarily due to higher overall level of interest rates prevailing in Korea in 2022 compared to 2021 and an increase in the size of our loan portfolio.

Non-interest income attributable to this segment decreased 12.6% from ￦95 billion in 2021 to ￦83 billion in 2022, mainly due to a decrease in gains from our invested assets.

Impairment losses due to credit loss and others for this segment decreased 12.3% from ￦122 billion in 2021 to ￦107 billion in 2022, primarily as a result of the sizeable measures taken for the first time in 2021 to account for a potential increase in expected credit loss relating to corporate loans, but similar measures of this scale were not taken in 2022.

General administrative expenses attributable to this segment increased 1.0% from ￦99 billion in 2021 to ￦100 billion in 2022, mainly due to an increase in advertising and sales promotion expenses.

Non-operating expense (income) for this segment changed from net expense of ￦16 billion in 2021 to net income of ￦1 billion in 2022, mainly as a result of losses sustained from the sale of Woori Savings Bank to Woori Financial Group in 2021, but similar transactions did not occur in 2022.

Investment Banking

This segment consists of the investment banking operations of Woori Investment Bank. Woori Investment Bank mainly provides project finance, structured finance, merger and acquisition financing and financial advisory services. The following table shows, for the years indicated, our income statement data for this segment:

	Year ended December 31,						Percentage change
	2020		2021		2022		2021/2020	2022/2021

	(in billions of Won)						(%)
Income statement data
Net interest income	￦	78	￦	108	￦	118	38.5%	9.3%
Non-interest income		34		49		83	44.1	69.4
Provision for impairment losses due to credit loss and others		(4)		(2)		(16)	(50.0)	700.0
General administrative expenses		(38)		(51)		(62)	34.2	21.6

Net operating income		70		104		123	48.6	18.3
Non-operating expense		(1)		—		(1)	(100.0)	100.0

Net income before tax		69		104		122	50.7	17.3
Tax expense		(6)		(24)		(30)	300.0	25.0

Net income	￦	63	￦	80	￦	92	27.0	15.0

Comparison of 2022 to 2021

Our net income before tax for this segment increased 17.3% from ￦104 billion in 2021 to ￦122 billion in 2022. Net income after tax also increased 15.0% from ￦80 billion in 2021 to ￦92 billion in 2022.

Net interest income for this segment, which consists mainly of interest income from financing provided to corporations, increased 9.3% from ￦108 billion in 2021 to ￦118 billion in 2022, primarily reflecting an increase in the average balance of such financing provided to corporate customers.

Non-interest income attributable to this segment increased 69.4% from ￦49 billion in 2021 to ￦83 billion in 2022, mainly due to an increase in fees received from our investment banking activities.

Impairment losses due to credit loss and others for this segment increased 700.0% from ￦2 billion in 2021 to ￦16 billion in 2022, primarily as a result of our preemptive measures in 2022 to account for a potential increase in expected credit loss that could result from a deterioration in the overall asset quality caused by the potentially adverse economic conditions in Korea and globally in 2023 and beyond.

General administrative expenses attributable to this segment increased 21.6% from ￦51 billion in 2021 to ￦62 billion in 2022, mainly due to an increase in salaries resulting from an increase in the number of our employees due to the expansion of our investment banking business.

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

	Year ended December 31,						Percentage change
	2020		2021		2022		2021/2020	2022/2021

	(in billions of Won)						(%)
Income statement data
Net interest income	￦	69	￦	30	￦	74	(56.5)%	146.7%
Non-interest income		1,072		1,111		1,750	3.6	57.5
Provision for impairment losses due to credit loss and others		(44)		(20)		(38)	(54.5)	90.0
General administrative expenses		(416)		(440)		(494)	5.8	12.3

Net operating income		681		681		1,292	0.0	89.7
Non-operating income		1		3		—	200.0	(100.0)

Net income before tax		682		684		1,292	0.3	88.9
Tax expense		(30)		(17)		(27)	(43.3)	58.8

Net income	￦	652	￦	667	￦	1,265	2.3	89.7

Comparison of 2022 to 2021

Our net income before tax for this segment increased 88.9% from ￦684 billion in 2021 to ￦1,292 billion in 2022. Net income after tax increased 89.7% from ￦667 billion in 2021 to ￦1,265 billion in 2022.

Net interest income for this segment increased 146.7% from ￦30 billion in 2021 to ￦74 billion in 2022, primarily due to an increase in interest income resulting from our addition of Woori Financial F&I as a consolidated subsidiary in January 2022 and an increase in interest income at Woori Savings Bank from higher interest rates and increased loan volume in 2022.

Non-interest income attributable to this segment increased 57.5% from ￦1,111 billion in 2021 to ￦1,750 billion in 2022, primarily as a result of increases in trust fees and management fees.

Impairment losses due to credit loss and others for this segment increased 90.0% from ￦20 billion in 2021 to ￦38 billion in 2022, primarily as a result of our preemptive measures in 2022 to account for a potential increase in expected credit loss that could result from a deterioration in the overall asset quality caused by the potentially adverse economic conditions in Korea and globally in 2023 and beyond.

General administrative expenses attributable to this segment increased 12.3% from ￦440 billion in 2021 to ￦494 billion in 2022, mainly due to increases in salaries resulting from an increase in the number of IT related employees at Woori FIS Co., Ltd. and the establishment of our consolidated subsidiary Woori Financial F&I in January 2022, and increases in IT related depreciation and other costs.

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

Item 5.B.	Liquidity and Capital Resources

Financial Condition

Assets

The following table sets forth, as of the dates indicated, the principal components of our assets:

	As of December 31,				Percentage change
	2021		2022		2022/2021

	(in billions of Won)				(%)
Cash and cash equivalents	￦	20,613	￦	34,219	66.0%
Financial assets at fair value through profit or loss		13,497		19,861	47.2
Financial assets at fair value through other comprehensive income		39,120		33,085	(15.4)
Securities at amortized cost		17,086		28,268	65.4
Loans and other financial assets at amortized cost:		348,886		355,761	2.0
Due from banks(2)		2,867		2,995	4.5
Loans(2)		336,800		343,919	2.1
Loans in local currency		273,284		282,687	3.4
Loans in foreign currencies		24,508		26,988	10.1
Domestic banker’s usance		3,403		2,877	(15.5)
Credit card accounts		9,757		10,370	6.3
Bills bought in foreign currencies		5,310		3,651	(31.2)
Bills bought in local currency		265		534	101.5
Factoring receivables		18		25	38.9
Advances for customers on guarantees		27		26	(3.7)
Privately placed bonds		519		486	(6.4)
Securitized loans		2,875		2,991	4.0
Call loans		3,481		3,626	4.2
Bonds purchased under resale agreements		10,333		6,849	(33.7)
Financial lease receivables		1,174		1,468	25.0
Installment financial bonds		2,882		2,833	(1.7)
Others		—		—	N/M (1)
Loan origination costs and fees		858		852	(0.7)
Discounted present value		(7)		(10)	42.9
Loss allowance		(1,887)		(2,334)	23.7
Other financial assets (other receivables)(2)		9,219		8,847	(4.0)
Investments in joint ventures and associates		1,335		1,306	(2.2)
Investment properties		389		388	(0.3)
Premises and equipment		3,175		3,143	(1.0)
Other assets(3)		3,083		4,443	44.1

Total assets	￦	447,184	￦	480,474	7.4

(1)	N/M = not meaningful.
(2)	Net of allowance for credit losses.
(3)

Includes intangible assets and goodwill, assets held for distribution (sale), net defined benefit assets, current tax assets, deferred tax assets, derivative assets designated for hedging and other assets.

For further information on our assets, see “Item 4.B. Business Overview—Assets and Liabilities.”

Our total assets increased 7.4% from ￦447,184 billion as of December 31, 2021 to ￦480,474 billion as of December 31, 2022, principally due to a 66% increase in cash and cash equivalents from ￦20,613 billion as of December 31, 2021 to ￦34,219 billion as of December 31, 2022 and a 65.4% increase in securities at amortized cost from ￦17,086 billion as of December 31, 2021 to ￦28,268 billion as of December 31, 2022, which was enhanced by a 2.1% increase in loans from ￦336,800 billion as of December 31, 2021 to ￦343,919 billion as of December 31, 2022.

The increase in loans was primarily attributable to a 3.4% increase in loans in local currency from ￦273,284 billion as of December 31, 2021 to ￦282,687 billion as of December 31, 2022, which was enhanced by a 10.1% increase in loans in foreign currencies from ￦24,508 billion as of December 31, 2021 to ￦26,988 billion as of December 31, 2022, a 6.3% increase in credit card accounts from ￦9,757 billion as of December 31, 2021 to ￦10,370 billion as of December 31, 2022, a 4.0% increase in securitized loans from ￦2,875 billion as of December 31, 2021 to ￦2,991 billion as of December 31, 2022 and a 4.2% increase in call loans from ￦3,481 billion as of December 31, 2021 to ￦3,626 billion as of December 31, 2022.

The decrease in financial assets at fair value through other comprehensive income was primarily attributable to a 15.7% decrease in debt securities from ￦38,127 billion as of December 31, 2021 to ￦32,146 billion as of December 31, 2022. Such decrease in debt securities was principally due to a decrease in debt securities from financial institutions.

Liabilities and Equity

The following table sets forth, as of the dates indicated, the principal components of our liabilities and our equity:

	As of December 31,				Percentage change
	2021		2022		2022/2021

	(in billions of Won)				(%)
Liabilities:
Financial liabilities at fair value through profit or loss	￦	4,873	￦	8,952	83.7%
Deposits due to customers		317,900		342,105	7.6
Borrowings		24,755		28,430	14.8
Debentures		44,654		44,198	(1.0)
Provisions		576		546	(5.2)
Other financial liabilities		24,233		22,812	(5.9)
Other liabilities(1)		1,388		1,804	30.0

Total liabilities		418,379		448,847	7.3

Equity:
Owner’s equity:
Capital stock		3,640		3,640	0.0
Hybrid securities		2,294		3,112	35.7
Capital surplus		682		682	0.0
Other equity		(2,167)		(2,423)	11.8
Retained earnings(2)		21,348		23,750	11.3
		25,797		28,761	11.5
Non-controlling interests		3,008		2,866	(4.7)

Total equity		28,805		31,627	9.8

Total liabilities and equity	￦	447,184	￦	480,474	7.4

(1)	Includes net defined benefit liability, current tax liabilities, deferred tax liabilities, derivative liabilities designated for hedging and other liabilities.
(2)	Includes regulatory reserve for credit loss of ￦2,568 billion as of December 31, 2021 and ￦2,967 billion as of December 31, 2022.

For further information on our liabilities, see “Item 4.B. Business Overview—Assets and Liabilities.”

Our total liabilities increased 7.3% from ￦418,379 billion as of December 31, 2021 to ￦448,847 billion as of December 31, 2022, principally as a result of a 7.6% increase in deposits due to customers from

￦317,900 billion as of December 31, 2021 to ￦342,105 billion as of December 31, 2022, which was enhanced by a 14.8% increase in borrowing from ￦24,755 billion as of December 31, 2021 to ￦28,430 billion as of December 31, 2022 and a 30.0% increase in other liabilities from ￦1,388 billion as of December 31, 2021 to ￦1,804 billion as of December 31, 2022. The increase in deposits due to customers was primarily due to a 6.2% increase in time deposits from ￦254,319 billion as of December 31, 2021 to ￦270,093 billion as of December 31, 2022, which was enhanced by a 22.9% increase in deposits in foreign currencies from ￦37,644 billion as of December 31, 2021 to ￦46,264 billion as of December 31, 2022 and a 46.6% increase in certificate of deposits from ￦3,586 billion as of December 31, 2021 to ￦5,256 billion as of December 31, 2022.

Our total equity increased 9.8% from ￦28,805 billion as of December 31, 2021 to ￦31,627 billion as of December 31, 2022. Such increase mainly reflected an 11.3% increase in retained earnings from ￦21,348 billion as of December 31, 2021 to ￦23,750 billion as of December 31, 2022 and a 35.7% increase in hybrid securities from ￦2,294 billion as of December 31, 2021 to ￦3,112 billion as of December 31, 2022. The increase in retained earnings was attributable mainly to the net income we generated in 2022. The increase in hybrid securities was due to the issuances of local currency-denominated hybrid securities in February, July and October 2022.

Liquidity

Our primary source of funding has historically been and continues to be customer deposits, particularly lower-cost retail deposits. Customer deposits amounted to ￦317,900 billion and ￦342,105 billion as of December 31, 2021 and 2022, which represented approximately 80.9% and 81.2% of our total funding, respectively. We have historically been able to use customer deposits to finance our operations generally, including meeting a portion of our liquidity requirements. Although the majority of deposits are short term, it has been our experience that the majority of our depositors generally roll over their deposits at maturity, thus providing us with a stable source of funding. However, in the event that a substantial number of our depositors do not roll over their deposits or otherwise decide to withdraw their deposited funds, we would need to place increased reliance on alternative sources of funding, some of which may be more expensive than customer deposits, in order to finance our operations. See “Item 3.D. Risk Factors—Other risks relating to our business—Our funding is highly dependent on short-term deposits, which dependence may adversely affect our operations.” In particular, we may increase our utilization of alternative funding sources such as short-term borrowings and cash and cash equivalents (including funds from maturing loans), as well as liquidating our positions in trading and investment securities and using the proceeds to fund parts of our operations, as necessary.

We also obtain funding through borrowings and issuances of debentures to meet our liquidity needs. Borrowings represented 7.1% and 7.6% of our total funding as of December 31, 2021 and 2022, respectively. Debentures represented 11.4% and 10.5% of our total funding as of December 31, 2021 and 2022, respectively. For further information on our sources of funding, see “Item 4.B. Business Overview—Assets and Liabilities—Funding.”

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

Contractual Obligations and Off-Balance Sheet Arrangements

The following table sets forth our contractual obligations as of December 31, 2022:

	Payments due by period
	Total		Less than 1 year		1-3 years		3-5 years		More than 5 years

	(in billions of Won)
Contractual obligations
Borrowing obligations(1)	￦	29,013	￦	21,071	￦	6,530	￦	927	￦	485
Debenture obligations(1)		46,535		23,615		15,949		3,672		3,299
Deposits(2)(3)		349,008		332,486		10,782		4,217		1,523
Lease obligations		354		170		113		38		33
Purchase obligations		131		57		34		27		13
Employee severance plan obligations		3,940		9		10		25		3,896

Total	￦	428,981	￦	377,408	￦	33,418	￦	8,906	￦	9,249

(1)

Includes estimated future interest payments, which have been estimated using contractual interest rates and scheduled contractual maturities of the outstanding borrowings and debentures as of December 31, 2022. In order to calculate future interest payments on debts with floating rates, we used contractual interest rates as of December 31, 2022.

(2)	Comprising certificates of deposit, other time deposits and installment deposits.
(3)	Includes estimated future interest payments, which have been estimated using weighted average interest rates paid in 2022 for each deposit product category and their scheduled contractual maturities.

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

The following table sets forth our off-balance sheet guarantees and commitments as of the dates indicated:

	As of December 31,
	2021		2022

	(in billions of Won)
Confirmed guarantees	￦	7,988	￦	7,487
Guarantees for loans		39		40
Acceptances		623		502
Guarantees in acceptances of imported goods		111		98
Other confirmed guarantees		7,215		6,848
Unconfirmed guarantees		4,208		4,309
Local letter of credit		243		150
Letters of credit		3,187		3,014
Other unconfirmed guarantees		778		1,144
Commercial paper purchase commitments and others		792		126
Loan commitments and others:
Loans		114,414		118,172
Others		5,653		7,108

We analyze our off-balance sheet legally binding credit-related commitments for possible losses associated with such commitments. We review the ability of the counterparties of the underlying credit-related commitments to perform their obligations under the commitments and, if we determine that a loss is probable and estimable, we establish allowances for possible losses in a manner similar to allowances that we would establish with respect to a loan granted under the terms of the applicable commitment. These allowances are reflected as provisions in our statement of financial position. As of December 31, 2022, we had established provisions for possible losses of ￦183 billion with respect to our guarantees and loan commitments.

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

The following table sets forth a summary of our capital and capital adequacy ratios as of December 31, 2021 and 2022 based on IFRS and applicable regulatory reporting standards:

	As of December 31,
	2021		2022

	(in billions of Won, except percentages)
Tier I capital
Tier I common equity capital
Capital stock	￦	3,640	￦	3,640
Capital surplus		682		682
Retained earnings		21,348		23,750
Non-controlling interests in consolidated subsidiaries		16		19
Others		(3,737)		(4,334)
Additional Tier I capital
Hybrid securities		2,294		3,112
Other equity		1,299		1,097
Total Tier I capital	￦	25,542	￦	27,966
Tier II capital
Allowance for credit losses(1)	￦	425	￦	528
Others		2,974		2,910
Total Tier II capital	￦	3,399	￦	3,438
Total Tier I and Tier II capital	￦	28,941	￦	31,404
Risk-weighted assets
Credit risk-weighted assets	￦	171,200	￦	182,028
Market risk-weighted assets		6,388		6,759
Operational risk-weighted assets		14,915		16,520
Total	￦	192,503	￦	205,307
Tier I common equity capital ratio		11.40%		11.57%
Total Tier I capital ratio		13.27		13.62
Tier II capital ratio		1.76		1.68
Total Tier I and Tier II capital ratio		15.03		15.30

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

Board of Directors

Our board of directors has the ultimate responsibility for managing our affairs. The board currently comprises one standing director, one non-standing director and six outside directors. Standing directors are directors who are our full-time executive officers, while non-standing directors and outside directors are directors who are not full-time executive officers. Outside directors represent a cross-section of respected and experienced members of the academic, financial, corporate and other fields in Korea and elsewhere, and must also satisfy certain requirements under Korean law and our articles of incorporation to evidence their independence from us.

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

Standing Directors

Our standing director is as follows:

Name	Date of Birth	Position	Director Since	Year Term Ends(1)
Jong-Yong Yim	August 3, 1959	President and Chief Executive Officer	March 24, 2023	2026

(1)	The date on which the term will end will be the date of the general shareholders’ meeting in the relevant year.

Jong-Yong Yim is our president and chief executive officer. He has experience overseeing national policies in the public sector, including in the economic and financial sectors. He previously served at the Ministry of Economy and Finance (formerly the Ministry of Finance and Economy) and the Financial Services Commission. He also served as the chairman of NongHyup Financial Group Inc. Mr. Yim holds a Bachelor of Arts in Economics from Yonsei University and a Master of Arts in Economics from University of Oregon.

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

Outside Directors

We currently have six outside directors. The terms of three of our former outside directors, Sung-Tae Ro, Sang-Yong Park and Dong-Woo Chang, expired in 2023. At our annual general meeting of shareholders in March 2023, we newly elected Su-Young Yun and Sung-Bae Ji as our outside directors Our current outside directors are as follows:

Name	Date of Birth	Position	Director Since	Year Term Ends(1)
In-Sub Yoon	January 1956	Outside Director	January 27, 2022	2024
Chan-Hyoung Chung	February 1956	Outside Director	March 24, 2023(2)	2024
Su-Young Yun	December 1961	Outside Director	March 24, 2023	2025
Yo-Hwan Shin	December 1962	Outside Director	January 27, 2022	2024
Sung-Bae Ji	July 1967	Outside Director	March 24, 2023	2025
Soo-Young Song	October 1980	Outside Director	March 25, 2022	2024

(1)	The date on which the term will end will be the date of the general shareholders’ meeting in the relevant year.
(2)	Prior to January 11, 2019, served as a director of Woori Bank.

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

Su-Young Yun was elected as an outside director in March 2023 and was previously the chief executive officer of Kiwoom Asset Management Co., Ltd. and the vice president of Kiwoom Securities Corp. He holds a Bachelor of Arts in Economics and a Master of Arts in Economics from Seoul National University.

Yo-Hwan Shin was elected as an outside director in January 2022 and was previously the CEO of Shinyoung Securities Co., Ltd. He holds a Bachelor of Arts in Business Administration from Korea University and a Master of Science in Finance from the University of Illinois at Urbana-Champaign.

Sung-Bae Ji was elected as an outside director in March 2023 and was previously the chairman of Korea Venture Capital Association. He is currently the chief executive officer of IMM Investment, Corp. He holds a Bachelor of Arts in Business Administration and a Master of Arts in Business Administration from Seoul National University.

Soo-Young Song was elected as an outside director in March 2022. She is currently a partner at Shin & Kim LLC. She holds a Bachelor of Arts in Business Administration, a Bachelor of Arts in French Language and Literature, a Bachelor of Legislative Law and an Executive Master of Business Administration, each from Seoul National University, and completed the 39th Judicial Training Institute Program.

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

Executive Officers

In addition to the standing director who is also our executive officer, we currently have the following 7 executive officers.

Name	Date of Birth	Position
Sung-Wook Lee	November 13, 1965	Deputy President
Gwang-Ik Jang	January 25, 1965	Deputy President
Il-Jin Ouk	May 3, 1974	Senior Managing Director
Kon Ho Kim	May 10, 1966	Managing Director
Jang Keun Park	June 29, 1967	Managing Director
Jeong Soo Lee	January 5, 1967	Managing Director
Jae Hwa Jeon	June 28, 1968	Deputy Managing Director and Compliance Officer

Sung-Wook Lee serves as a deputy president of our finance planning unit. Previously, he served as a senior managing director of our finance planning unit, a managing director of our finance planning division and a senior general manager of our finance and management department. He holds a Bachelor of Arts in Business Administration from Yonsei University.

Gwang-Ik Jang serves as a deputy president of our brand unit. Previously, he served as a director of the planning office of Maeil Broadcasting Network, a director of the press bureau of Maeil Broadcasting Network, and the head of the social department of Maeil Broadcasting Network. He holds a Bachelor of Arts in Economics from Yonsei University, a Master of Arts in Economics from Yonsei University, a Master of Business Administration from University of Michigan and a doctoral degree in Business Administration from Dongguk University.

Il-Jin Ouk serves as a senior managing director of our digital/IT unit. Previously, he served as a managing director of our digital unit and a deputy president of the financial group of Kearney Strategy Consulting, a leader of the strategy unit of E&Y and a principal of BCG. He holds a Bachelor of Arts in Business Administration from Seoul National University and a Master of Business Administration from the University of Chicago.

Kon Ho Kim serves as a managing director of our future business unit. Previously, he served as a senior general manager of our synergy management department and a general manager of Woori Bank’s Yonsei Banking Center. He holds a Bachelor of Arts in Business Administration from Yonsei University and a Master of Arts in Financial Engineering from KAIST.

Jang Keun Park serves as a managing director of our risk management unit. Previously, he served as a senior managing director of the marketing management group and a senior general manager of the head office business department of Woori Bank. He holds a Bachelor of Arts in Statistics from Korea University and a Master of Business Administration from KDI (Michigan State University).

Jeong Soo Lee serves as a managing director of our strategy planning unit. Previously, he served as a senior general manager of our investor relations department, a general manager of our investor relations department and a general manager of the investor relations department of Woori Bank. He holds a Bachelor of Arts in German Language and Literature from Sogang University and a Master of Arts in International Finance from the George Washington University.

Jae Hwa Jeon serves as a deputy managing director and the compliance officer. Previously, he served as a general manager of the Yeouido Corporate Banking Headquarters, a general manager of the Munjeong-jungang Banking Center of Woori Bank, and a general manager of our Compliance Department. He holds a Bachelor of Law from Korea University and a Master of Arts in Financial Engineering from KAIST.

None of the executive officers is involved in any significant business activities outside us and our subsidiaries.

Item 6.B.	Compensation

The aggregate remuneration and benefits-in-kind we paid in 2022 to our directors and our other executive officers, including the compliance officer and managing directors, was ￦6,620 million, which includes ￦262 million in provisions for allowances for severance and retirement benefits for such directors and officers. We do not have service contracts with any of these directors or officers that provide for benefits if employment with us is terminated.

The compensation of our director who received total annual compensation exceeding ￦500 million in 2022 was as follows:

Name	Position	Total Compensation in 2022 (in millions of Won)
Tae-Seung Son	President and Chief Executive Officer	￦	1,202	(1)

(1)

Such compensation does not include a maximum 61,190 shares of our common stock that may be granted in connection with long-term performance from 2022 to 2025. The final number of shares granted will be determined at the time of payment based on the market price of our common stock and other factors.

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

Effective March 24, 2023, the functions of the former Committee for Internal Control Management have been assumed by the Audit Committee.

Audit Committee

This committee consists of four outside directors: Chan-Hyoung Chung, Su-Young Yun, Yo-Hwan Shin, Sung-Bae Ji. The chairman is Su-Young Yun. It reviews all audit and compliance-related matters and makes recommendations to our board. The Audit Committee, whose members must meet certain qualifications as experts under the committee charter, is also responsible for the following:

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

Board Risk Management Committee

This committee consists of three outside directors: In-Sub Yoon, Su-Young Yun and Soo-Young Song. The chairman is In-Sub Yoon. It comprehensively detects, measures, oversees and controls the relevant risks in the management of our subsidiaries and makes determinations on all significant issues relating to our risk management system. The major roles of the Board Risk Management Committee include:

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

Compensation Committee

This committee consists of four outside directors: In-Sub Yoon, Chan-Hyoung Chung, Su-Young Yun and Yo-Hwan Shin. The chairman is Yo-Hwan Shin. It is responsible for all matters relating to the following:

•	evaluating management’s performance in developing our business;

•	setting goals and targets with respect to executive performance; and

•	fixing executive compensation, including incentives and bonuses.

This committee holds regular meetings every quarter.

Committee for Recommending Executive Officer Candidates

This committee consists of all six of our outside directors: In-Sub Yoon, Chan-Hyoung Chung, Su-Young Yun, Yo-Hwan Shin, Sung-Bae Ji and Soo-Young Song. The chairman is Sung-Bae Ji. The committee oversees the selection of candidates for the president and chief executive officer, outside directors and Audit Committee members, among others. This committee holds meetings when such persons need to be appointed.

Committee for Recommending Subsidiary Representative Director Candidates

This committee consists of one standing director, Jong-Yong Yim, and all six of our outside directors: In-Sub Yoon, Chan-Hyoung Chung, Su-Young Yun, Yo-Hwan Shin, Sung-Bae Ji and Soo-Young Song. The chairman is Jong-Yong Yim. The committee oversees the selection of candidates for the representative directors of our subsidiaries. This committee holds meetings when such persons need to be appointed.

Board ESG Management Committee

This committee consists of all eight of our directors: Jong-Yong Yim, Won-Duk Lee, In-Sub Yoon, Chan-Hyoung Chung, Su-Young Yun, Yo-Hwan Shin, Sung-Bae Ji, and Soo-Young Song. The chairman is Soo-Young Song. The committee oversees the direction of ESG management strategies and the establishment of such policies. This committee holds regular meetings every six months.

Item 6.D.	Employees

As of December 31, 2022, we had a total of 111 full-time employees at our financial holding company, excluding 12 employees that hold concurrent positions at our subsidiaries. The following table sets forth information regarding our employees, on a non-consolidated basis and including employees holding concurrent positions at our subsidiaries, as of the dates indicated:

		As of December 31,
		2021	2022
Woori Financial Group	Full-time employees	136	123
	Contractual employees	46	54
Woori Bank	Full-time employees	13,298	12,951
	Contractual employees	907	907

At the holding company level, our employees do not currently have a labor union and are not members of an outside labor union. However, Woori Bank has a labor union, and approximately 66.9% of its employees as of December 31, 2022 were members of the Korea Financial Industry Union. Neither we nor Woori Bank has experienced any significant labor disputes in recent years, although we have made certain concessions to Woori Bank’s labor union and our labor association. See “Item 3.D. Risk Factors—Other risks relating to our business—Labor union unrest may disrupt our operations and hinder our ability to continue to reorganize our operations.” We have placed a high priority on our relationship with our employees and on maintaining an atmosphere of trust and cooperation between our labor and management.

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

Common Stock

As of April 17, 2023, the persons who are currently our directors or executive officers, in the aggregate, held 77,954 shares of our common stock. None of these persons individually held more than 1% of our outstanding common stock as of such date. The following table presents information regarding our directors and executive officers who beneficially owned our shares as of April 17, 2023.

Name of Executive Officer or Director	Number of Shares of Common Stock
Chan-Hyoung Chung	10,532
Won-Duk Lee	26,500
Sung-Wook Lee	15,000
Il-Jin Ouk	3,000
Kon-Ho Kim	9,160
Jeong-Soo Lee	5,890
Jae-Hwa Jeon	7,872
Total	77,954

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

ITEM 6.F.	Disclosure of A Registrant’s Action to Recover Erroneously Awarded Compensation.

Not Applicable

Item 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Item 7.A.	Major Shareholders

The following table presents information regarding the beneficial ownership of our common stock at April 17, 2023 (unless otherwise indicated) by each person or entity known to us to own beneficially more than 5% of the outstanding shares of our common stock.

Except as otherwise indicated, each shareholder identified by name has:

•	sole voting and investment power with respect to its shares; and

•	record and beneficial ownership with respect to its shares.

Beneficial Owner	Number of Shares of Common Stock	Percentage of Total Shares of Common Stock	Percentage of Total Shares on a Fully Diluted Basis
Employee Stock Ownership Association(1)	69,301,356	9.52	9.52
National Pension Service(2)	52,088,451	7.15	7.15
Nobis1, Inc.(3)	40,560,000	5.57	5.57
BlackRock Fund Advisors(4)	36,888,004	5.07	5.07

(1)	As of December 31, 2022.
(2)	As of December 31, 2022.
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

(4)	As of January 30, 2023.

In March 2020, pursuant to a commitment made by Woori Bank in connection with its disposal of 42,103,377 shares of our common stock in 2019, in which 28,890,707 of such shares were sold to Fubon Life Insurance Co., Ltd. in September 2019 for ￦358 billion, one person nominated by Fubon Life Insurance Co., Ltd. was elected to serve as our outside director at our annual general meeting of shareholders. In March 2021, the five directors elected pursuant to the stock transfer plan were reappointed as our outside directors at our annual generating meeting of shareholders. In December 2021, through KDIC’s sale of an aggregate of 9.3% of our common stock to five winning bidders, Eugene Private Equity Co., Ltd. became our new major shareholder and thereby nominated one person as an outside director who was subsequently elected at an extraordinary general meeting of shareholders in January 2022.

In 2017, pursuant to a series of transactions related to call options previously granted in connection with the KDIC’s sale of Woori Bank’s common stock in December 2014, the KDIC sold an aggregate of 19,852,364 shares of Woori Bank’s common stock (representing 2.9% of its outstanding common stock). As a result of such transactions, the KDIC’s ownership interest in Woori Bank was reduced to 18.4%. In connection with our establishment in January 2019 as a new financial holding company pursuant to a “comprehensive stock transfer” under Korean law, the KDIC received 124,604,797 shares of our outstanding common stock in exchange for the common stock of Woori Bank it owned. In June 2019, the Financial Services Commission approved the KDIC’s plan to sell all such common stock in multiple transactions by 2022. In April 2021, pursuant to such plan, the KDIC sold 14,445,354 shares of our common stock (representing 2.0% of our outstanding common stock) in a block trade. In December 2021, the KDIC sold an aggregate 9.3% of our outstanding common stock in stakes ranging from 1.0% to 4.0% to four companies and 1.0% to our employee stock ownership association, and in February 2022, the KDIC sold an aggregate of 15,860,000 shares of our common stock (representing 2.2% of our outstanding common stock) in a block trade. In May 2022, the KDIC further sold an aggregate of 17,000,000 shares of our common stock (representing 2.3% of our outstanding common stock) in a block trade. As a result of such transactions, the KDIC currently owns 1.3% of our outstanding common stock.

As of April 17, 2023, our chief executive officer did not own any shares of our common stock. Our executive officers (excluding our chief executive officer) collectively owned 40,922 shares of our common stock. Our outside directors and non-standing director collectively owned 37,032 shares of our common stock.

Other than as set forth above, no other person or entity known by us to be acting in concert, directly or indirectly, jointly or separately, owned 5.0% or more of the outstanding shares of our common stock or exercised control or could exercise control over us as of April 17, 2023. None of our major shareholders has different voting rights from our other shareholders.

As of the close of our shareholders’ register on December 31, 2022, approximately 59.9% of our issued shares were held in Korea by approximately 116,526 shareholders.

Item 7.B.	Related Party Transactions

We regularly engage in transactions with entities affiliated with the government, which currently owns 1.3% of our shares through the KDIC. Generally, these transactions include the extension of loans, the purchase of debt securities and other ordinary course activities relating to our banking business. For a description of such transactions, see “Item 4.B. Business Overview—Assets and Liabilities.”

As of December 31, 2022, we also had an aggregate amount of ￦3,620 million in outstanding assets, including loans, from transactions with our key management personnel, which includes our executive officers and directors, as well as the executive officers and directors of our major subsidiaries and the chief executive officers of our other subsidiaries.

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

Profitability Ratios and Other Data

	Year ended December 31,
	2020	2021	2022

	(in billions of Won except percentages)
Net income as a percentage of:
Total average assets(1)	0.40%	0.66%	0.72%
Total average equity(1)	5.79	9.81	11.12
Dividend payout ratio(2)	19.89	25.73	25.82
Net interest spread(3)	1.60	1.71	1.90
Net interest margin(4)	1.65	1.74	1.96
Efficiency ratio(5)	58.01	49.70	46.01
Equity–to-average asset ratio(6)	6.90	6.71	6.44
Cost-to-average assets ratio(7)	1.04	0.99	0.96

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

(6)	Represents the ratio of total average equity to total average assets.
(7)	Represents the ratio of general and administrative expenses to total average assets.

Asset Quality Data

	As of December 31,
	2021		2022

	(in billions of Won, except percentages)
Total loans(1)	￦	337,835	￦	345,411
Total non-performing loans(2)		927		1,016
Other impaired loans not included in non-performing loans		231		667
Total non-performing loans and other impaired loans		1,158		1,683
Total allowance for credit losses		1,887		2,334
Non-performing loans as a percentage of total loans		0.27%		0.29%
Non-performing loans as a percentage of total assets		0.21%		0.21%
Total non-performing loans and other impaired loans as a percentage of total loans		0.34%		0.49%
Allowance for credit losses as a percentage of total loans		0.56%		0.68%

(1)	Not including due from banks and other financial assets (or other receivables), and prior to deducting allowance for credit losses and present value discount or reflecting deferred origination costs.
(2)

Defined as those loans that are past due by 90 days or more or classified as substandard or below based on the Financial Services Commission’s asset classification criteria. See “Item 4.B. Business Overview—Assets and Liabilities—Asset Quality of Loans—Loan Classifications.”

Selected Financial Information

Average Balances and Related Interest

The following tables show our average balances and interest rates for the past three years:

	Year ended December 31,
	2020					2021					2022
	Average Balance(1)		Interest Income(2)		Average Yield	Average Balance(1)		Interest Income(2)		Average Yield	Average Balance(1)		Interest Income(2)		Average Yield

	(in billions of Won, except percentages)
Assets
Interest-earning assets:
Due from banks	￦	18,966	￦	54	0.28%	￦	21,442	￦	47	0.22%	￦	24,505	￦	244	1.00%
Financial assets at fair value through profit or loss		4,859		49	1.01		7,271		46	0.63		7,901		107	1.35
Financial assets at fair value through other comprehensive income		27,868		437	1.57		30,724		381	1.24		35,848		633	1.77
Securities at amortized cost		18,945		383	2.02		16,503		325	1.97		21,450		515	2.40
Loans(3):
Commercial and industrial		119,251		3,219	2.70		135,776		3,496	2.57		155,581		5,677	3.65
Trade financing		10,253		153	1.49		9,866		95	0.96		10,993		226	2.06
Lease financing(4)		1,448		48	3.31		3,287		119	3.62		4,414		178	4.03
Other commercial		7,102		172	2.42		7,786		175	2.25		8,654		275	3.18
Securities purchased with agreements to resell		2,666		30	1.13		3,244		33	1.02		3,220		83	2.58
General purpose household(5)		74,123		2,705	3.65		79,923		2,809	3.51		79,453		3,719	4.68
Mortgage		57,123		1,592	2.79		65,653		1,653	2.52		70,465		2,223	3.15
Credit cards(2)		8,215		651	7.92		9,203		685	7.44		10,035		728	7.25

Total loans		280,181		8,570	3.06		314,738		9,065	2.88		342,815		13,109	3.82
Other		12,415		31	0.25		10,690		31	0.29		11,854		47	0.40

Total average interest earning assets		363,234		9,524	2.62		401,368		9,895	2.47		444,373		14,655	3.30

Total average non-interest earning assets		16,257		—	—		18,174		—	—		26,059		—	—

Total average assets	￦	379,491	￦	9,524	2.51%	￦	419,542	￦	9,895	2.36%	￦	470,432	￦	14,655	3.12%

	Year ended December 31,
	2020					2021					2022
	Average Balance(1)		Interest Expense		Average Cost	Average Balance(1)		Interest Expense		Average Cost	Average Balance(1)		Interest Expense		Average Cost

	(in billions of Won, except percentages)
Liabilities
Interest-bearing liabilities:
Deposits due to customers:
Demand deposits	￦	10,110	￦	49	0.48%	￦	14,634	￦	106	0.72%	￦	12,875	￦	88	0.68%
Time and savings deposits		225,563		2,056	0.91		243,708		1,495	0.61		258,594		3,210	1.24
Certificates of deposit		1,677		22	1.31		2,858		27	0.94		5,263		115	2.19
Other deposits		34,861		360	1.03		38,374		279	0.73		47,978		708	1.48

Total deposits		272,211		2,487	0.91		299,574		1,907	0.64		324,710		4,121	1.27
Borrowings:
Borrowings		18,451		217	1.18		19,845		157	0.79		26,793		514	1.92
Securities sold with agreements to resell		750		5	0.67		819		5	0.61		1,111		21	1.89
Commercial paper		2,167		48	2.22		2,552		58	2.27		2,100		63	3.00

Total borrowings		21,368		270	1.26		23,216		220	0.95		30,004		598	1.99
Debentures		32,315		723	2.24		40,935		727	1.78		46,414		1,036	2.23
Other		21,110		46	0.22		20,925		55	0.26		25,354		203	0.80

Total average interest-bearing liabilities		347,004		3,526	1.02		384,650		2,909	0.76		426,482		5,958	1.40

Total average non-interest-bearing liabilities		6,300		—	—		6,727		—	—		13,653		—	—

Total average liabilities		353,304		3,526	1.00		391,377		2,909	0.74		440,135		5,958	1.35

Total average equity		26,187		—	—		28,165		—	—		30,298		—	—

Total average liabilities and equity	￦	379,491	￦	3,526	0.93%	￦	419,542	￦	2,909	0.69%	￦	470,433	￦	5,958	1.27%

(1)	Average balances are based on daily balances for Woori Bank and on quarterly balances for all of our other subsidiaries and our structured companies.
(2)	Interest income from credit cards is derived from interest on credit card loans and credit card installment purchases.
(3)	Not including other financial assets, and prior to deducting allowance for credit losses and present value discount or reflecting deferred origination costs.
(4)	Includes automobile lease financing to consumer borrowers.
(5)	Includes home equity loans.

Analysis of Changes in Net Interest Income—Volume and Rate Analysis

The following table provides an analysis of changes in interest income, interest expense and net interest income based on changes in volume and changes in rate for 2021 compared to 2020 and 2022 compared to 2021. Information is provided with respect to: (1) effects attributable to changes in volume (changes in volume multiplied by prior rate) and (2) effects attributable to changes in rate (changes in rate multiplied by prior volume). Changes attributable to the combined impact of changes in rate and volume have been allocated proportionately to the changes due to volume changes and changes due to rate changes.

	2021 vs. 2020 Increase/(decrease) due to changes in						2022 vs. 2021 Increase/(decrease) due to changes in
	Volume		Rate		Total		Volume		Rate		Total

	(in billions of Won)
Interest-earning assets
Due from banks	￦	7	￦	(14)	￦	(7)	￦	7	￦	190	￦	197
Financial assets at fair value through profit or loss		24		(27)		(3)		4		57		61
Financial assets at fair value through other comprehensive income		45		(101)		(56)		64		188		252
Securities at amortized cost		(49)		(9)		(58)		97		93		190
Loans(1):
Commercial and industrial		446		(169)		277		509		1,672		2,181
Trade financing		(6)		(52)		(58)		11		120		131
Lease financing(2)		61		10		71		41		18		59
Other commercial		17		(14)		3		20		80		100
Securities purchased with agreements to resell		7		(4)		3		—		50		50
General purpose household(3)		212		(108)		104		(16)		926		910
Mortgage		238		(177)		61		121		449		570
Credit cards		78		(44)		34		62		(19)		43
Other		(4)		4		—		3		13		16

Total interest income	￦	1,076	￦	(705)	￦	371	￦	923	￦	3,837	￦	4,760

Interest-bearing liabilities
Deposits due to customers:
Demand deposits	￦	22	￦	35	￦	57	￦	(13)	￦	(5)	￦	(18)
Time and savings deposits		165		(726)		(561)		91		1,624		1,715
Certificates of deposit		15		(10)		5		23		65		88
Other deposits		36		(117)		(81)		70		359		429
Borrowings:
Borrowings		16		(76)		(60)		55		302		357
Securities sold with agreements to resell		—		—		—		2		14		16
Commercial paper		9		1		10		(10)		15		5
Debentures		193		(189)		4		98		211		309
Other		—		9		9		12		136		148

Total interest expense	￦	456	￦	(1,073)	￦	(617)	￦	328	￦	2,721	￦	3,049

Net interest income	￦	620	￦	368	￦	988	￦	595	￦	1,116	￦	1,711

(1)	Not including other financial assets and prior to deducting allowance for credit losses and present value discount or reflecting deferred origination costs.
(2)	Includes automobile lease financing to consumer borrowers.
(3)	Includes home equity loans.

Legal Proceedings and Regulatory Actions

As a financial institution with diverse operations, we are subject to legal proceedings and regulatory actions in the ordinary course of our business.

Woori Bank

In June 2022, Woori Bank discovered that large amounts of overseas wire transfers had been made under unusual circumstances in 2020 and 2021, and reported such activities to the Financial Supervisory Service. After similar activities were also reported by another bank, the Financial Supervisory Service launched an investigation in August 2022 into wire transfers under similar circumstances across all major banks in Korea, including Woori Bank, which were believed to be made in connection with cryptocurrency arbitrage transactions, in relation to the Foreign Exchange Transactions Act of Korea and the anti-money laundering provisions under the Act on Reporting and Use of Certain Financial Transaction Information of Korea. In an interim report released in September 2022, the Financial Supervisory Service reported that an aggregate of over US$7.2 billion of suspicious overseas wire transfers were made through 12 banks, of which US$1.6 billion had been wired through Woori Bank. An employee of Woori Bank has also been arrested under allegations of aiding such wire transfers and alerting the transferors about the investigations. In April 2023, the Financial Supervisory Service announced that it has concluded its investigation and that it is in the process of deliberating on disciplinary measures pursuant to applicable laws and procedures. The prosecutors’ offices in Korea are also currently investigating these wire transfers and the parties involved pursuant to applicable foreign exchange and anti-money laundering laws and regulations. While Woori Bank intends to fully cooperate with such investigations, it is not possible to predict the final outcome of such investigations at this time. There can be no assurance that such investigations will not result in an unfavorable outcome, including the imposition of monetary damages, fines and other penalties against Woori Bank, which, if significant, may adversely affect its results of operations, cash flows and reputation.

In April 2022, Woori Bank became aware of a series of embezzlements committed between 2012 and 2020 by one of its employees. As of December 31, 2022, Woori Bank has determined that the aggregate amount of such embezzlements was approximately ￦70.8 billion and has recovered ￦3.4 billion of this amount. Woori Bank has reported such incident to the relevant government authorities and has cooperated with their investigations. The Financial Supervisory Service released an interim investigation report in July 2022, stating that the embezzlements occurred primarily as a result of the employee’s actions. In September 2022, the Seoul Central district court sentenced the embezzler to 13 years in prison, which decision is currently on appeal. The Financial Supervisory Service has concluded its investigation, and in January 2023, its disciplinary committee approved various penalties to be issued to certain Woori Bank employees in connection with the embezzlement. There can be no assurance that such decisions by the Financial Supervisory Service, as well as those by other government authorities, will not adversely affect our results of operations, cash flows and reputation.

In August 2019, the Financial Supervisory Service commenced an investigation into past sales by Woori Bank and other banks in Korea of derivative-linked fund and securities products tied to yields on treasury bonds of Germany, the United Kingdom and the United States, which may have resulted in significant losses to certain customers who purchased such products. In December 2019, the dispute settlement committee of the Financial Supervisory Service recommended (i) the reimbursement of 40 to 80% of the related losses to certain customers by the banks involved in the sale of such products, including Woori Bank, and (ii) individual settlements with other customers who were not subject to the 40 to 80% reimbursement recommendation. Accordingly, as of December 31, 2022, Woori Bank reimbursed 1,254 out of the 1,258 customers that agreed to accept the recommendation, which compose a vast majority of the customers with such claims. In March 2020, the Financial Services Commission imposed on Woori Bank a fine of ￦19.7 billion and a six-month ban on sales of new private equity fund products and confirmed the Financial Supervisory Service’s decision to impose a warning of reprimand on our chief executive officer. Immediately following such decision, our chief executive officer, in his individual capacity, filed a request to nullify the warning of reprimand as well as an injunction request to suspend the decision against him in the Seoul Administrative Court. On March 20, 2020, the injunction request was granted and was affirmed by the Seoul High Court on appeal on August 25, 2020. Such decision was confirmed on September 2, 2020. The warning of reprimand was revoked on August 27, 2021 by the Seoul Administrative Court, which decision was affirmed by the Seoul High Court on July 22, 2022 and by the Supreme Court on December 15, 2022. In addition, Woori Bank filed a formal objection to the Financial Services Commission’s imposition of the fine on May 22, 2020 in the Seoul Central District Court, where the case is currently pending. There can be no assurance that such decisions by the Financial Services Commission and the Financial Supervisory Service (as well as any similar investigations by other government authorities, and private claims by customers, to which we may become subject) will not adversely affect our results of operations, cash flows and reputation.

In February 2020, the Seoul Southern District Prosecutors’ Office commenced an investigation into the management of certain fund products by Lime Asset Management Co. which may have resulted in significant losses to certain customers who purchased such products from banks and securities companies in Korea, including Woori Bank. Such products of Lime Asset Management Co. included trade finance funds with investments in certain funds managed by International Investment Group, which had its license revoked by the Securities and Exchange Commission in November 2018 for concealing losses and selling fraudulent loan assets, triggering suspension of the redemption of such trade finance funds, as well as other fund products. In July 2020, the dispute settlement committee of the Financial Supervisory Service declared that the sale of the trade finance funds was voidable for fraud and misrepresentation by Lime Asset Management Co., and recommended that all sellers of such funds, including Woori Bank, refund the customers in full. Accordingly, Woori Bank refunded an aggregate amount of ￦64.7 billion to 288 customers that had purchased the trade finance funds from Woori Bank. In January 2022, Woori Bank filed a lawsuit in the Seoul Southern District Court against Lime Asset Management Co. and Shinhan Investment Corp., which had entered into a total return swap contract with Lime Asset Management Co. in connection with such trade finance funds, to recover the full amount that it had refunded, the outcome of which remains uncertain. In addition, the dispute settlement committee recommended that the banks involved in the sales of fund products managed by Lime Asset Management Co. other than the trade finance funds reimburse 40% to 80% of the losses to its customers. Accordingly, as of December 31, 2022, Woori Bank reimbursed an aggregate amount of ￦144.9 billion to 1,075 out of the 1,301 customers with losses relating to such fund products, including the amounts that had previously been paid out prior to such recommendation, and is continuing to negotiate a settlement with such customers. In July 2022, the Financial Services Commission imposed on Woori Bank a fine of ￦7.2 billion and a three-month ban on sales of new private equity fund products in connection with the sale of such fund products of Lime Asset Management Co. by Woori Bank. Also in July 2022, Woori Bank satisfied the fine by making a payment of ￦5.8 billion pursuant to the Act on the Regulation of Violations of Public Order, which allows an administrative agency such as the Financial Services Commission to reduce a fine when the concerned party voluntarily pays the fine by within the prescribed deadline for submitting an opinion regarding the imposition of the fine. In addition, in November 2022, the Financial Supervisory Service issued a warning of reprimand to our former chief executive officer, which was not appealed, and also imposed various penalties ranging from temporary reductions in salary to suspensions of duty on Woori Bank’s employees. Woori Bank is fully cooperating with all relevant investigations by government authorities, including investigations by the Seoul Southern District Prosecutors’ Office, but it is not possible to predict the final outcome of such investigations at this time. There can be no assurance that such investigations (as well as any private claims by customers, to which we may become subject) will not result in an unfavorable outcome, including the imposition of monetary damages, fines and other penalties against us, which, if significant, may adversely affect our results of operations, cash flows and reputation.

In April 2020, the Korea Financial Intelligence Unit imposed a penalty of ￦16.5 billion on Woori Bank for its failure to file with the Korea Financial Intelligence Unit certain currency transaction reports, which resulted from errors and malfunctions relating to Woori Bank’s computer systems that failed to detect the relevant transactions. In May 2020, Woori Bank filed an administrative action appealing such monetary penalty. A summary judgement ruling in June 2022 reduced the penalty to ￦2.5 billion, and the amount was confirmed at trial in December 2022. Both Woori Bank and the Korea Financial Intelligence Unit have appealed the ruling, and the case is currently pending.

Other than the legal proceedings discussed above, we and our subsidiaries are not a party to any legal or administrative proceedings, and no proceedings are known by us to be contemplated by governmental authorities or third parties, which, if adversely determined, may have a material adverse effect on our consolidated financial condition or results of operations.

Dividends

We declare our dividend annually at the annual general meeting of shareholders. We generally hold this meeting within three months after the end of each fiscal year. Pursuant to our amended articles of incorporation that went into effect on March 24, 2023, we must pay the annual dividend to the shareholders of record as of the record date, which is set by a resolution of the Board of Directors upon providing at least two (2) weeks prior notice of such date to the public. We can distribute the annual dividend either in cash or in stock. Cash dividends may be paid out of retained earnings that have not been appropriated to statutory reserves. Specifically, we may pay dividends up to the value of the net assets stated on the balance sheet after deducting the sum of capital, the capital reserve and the earned surplus reserve accumulated until the pertinent period for the settlement of our accounts, the amount to be accumulated for the pertinent period for the settlement of our accounts and unrealized profits.

In addition, pursuant to our amended articles of incorporation that went into effect on March 24, 2023, we may declare and distribute quarterly dividends to shareholders registered in our registry as of the end of March, June and September pursuant to a board resolution. Our quarterly dividends shall be authorized by a resolution of the Board of Directors executed within 45 days of the end of March, June and September, as applicable. However, pursuant to amendments to the Financial Investment Services and Capital Markets Act, which are expected to be proposed at some point in 2023, we expect to make corresponding amendments to our articles of incorporation, which may include removing the requirement that quarterly dividends be issued to shareholders registered as of the end of March, June and September.

The table below sets forth the dividend per share of common stock and the total amount of dividends declared by us in respect of the years ended December 31, 2020 and 2021 and 2022. Except as otherwise noted, the dividends set forth below with respect to each year were declared, paid and recorded in the following year.

Fiscal year	Dividends Per Share of Common Stock	Total Amount Of Cash Dividends Paid

	(in Won)	(in millions of Won)
2020	360	260,016
2021(1)	900	654,384
2022(2)	1,130	822,706

(1)	Includes interim dividends of Won 108,340 million (Won 150 per share of common stock) declared and paid in 2021.
(2)	Includes interim dividends of Won 109,209 million (Won 150 per share of common stock) declared and paid in 2022.

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

Subject to applicable laws and regulations, our articles of incorporation authorize us to issue a number of non-voting “class shares” equal to as much as one-half of all of the issued and outstanding shares.

As of the date of this annual report, 728,060,549 shares of common stock were issued and 728,058,225 shares of common stock were outstanding. Pursuant to our articles of incorporation, which became effective upon our establishment on January 11, 2019 and was subsequently amended on March 24, 2023, we are authorized to issue various types of “class shares,” which include shares of voting and non-voting preferred stock, convertible stock, redeemable preferred stock and hybrid securities comprising one or more elements of the foregoing types of shares. There are no class shares currently outstanding. All of the issued and outstanding shares are fully paid and non-assessable and are in electronically registered form. As of the date of this annual report, our authorized but unissued share capital was 3,271,939,451 shares. We may issue the unissued shares without further shareholder approval, but these issuances are subject to a board resolution as provided in the articles of incorporation. See “—Pre-emptive Rights and Issuances of Additional Shares” and “—Dividends and Other Distributions—Distribution of Free Shares.” For a discussion of the history of our share capital, see Note 28 of the notes to our consolidated financial statements and “Item 4.A. History and Development of the Company—History—Establishment of Woori Finance Holdings,” “—Merger of Woori Bank and Woori Finance Holdings” and “—Establishment of Woori Financial Group.”

Our articles of incorporation allow our shareholders, by special resolution adopted by the affirmative votes of at least two-thirds of the voting rights of the shareholders present at a general meeting of shareholders and at least one-third of the total number of issued and outstanding shares, to grant to our officers, directors and employees stock options exercisable for up to 15% of the total number of our issued and outstanding shares. Our board of directors may also grant stock options exercisable for up to 1% of our issued and outstanding shares to our officers and employees other than directors. However, any grant by our board of directors must be approved by our shareholders at their next general meeting convened immediately after the grant date. As of the date of this annual report, our officers, directors and employees do not hold any options to purchase shares of common stock. See “Item 6.E. Share Ownership.”

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

We declare our dividend annually at the annual general meeting of shareholders. We generally hold this meeting within three months after the end of each fiscal year. We can distribute the annual dividend in (i) cash, (ii) shares, provided that such shares must be distributed at par value and, if the market price of the shares is less than their par value, dividends in shares may not exceed one-half of the total annual dividend (including dividends in shares) or (iii) other forms of consideration. Pursuant to our amended articles of incorporation that went into effect on March 24, 2023, we may set a record date for determining the shareholders entitled to receive dividends by a resolution of the Board of Directors and provided that we give at least two (2) weeks prior notice of such record date to the public.

In addition, we may declare and distribute quarterly dividends to shareholders registered in our registry as of the end of March, June and September pursuant to a board resolution, provided that such resolution shall be made within 45 days from the end of March, June and September. However, pursuant to amendments to the Financial Investment Services and Capital Markets Act, which are expected to proposed at some point in 2023, we expect to make corresponding amendments to our articles of incorporation, which may include removing the requirement that quarterly dividends be issued to shareholders registered as of the end of March, June and September.

Under the Korean Commercial Code and our articles of incorporation, we do not have an obligation to pay any annual or quarterly dividend unclaimed for five years from the payment date.

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

•	issued to the members of our employee stock ownership association pursuant to Article 165-7 of the Financial Investment Services and Capital Markets Act; or

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

Under the Financial Investment Services and Capital Markets Act, each member of our employee stock ownership association, whether or not they are shareholders, has a preemptive right, subject to certain exceptions, to subscribe for up to 20% of any shares we publicly offer. This right is exercisable only so long as the total number of shares so acquired and held by the member does not exceed 20% of the total number of shares that have been issued or are newly issued. As of December 31, 2022, our employees owned 9.52% of our common stock through the employee stock ownership association.

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

Other Provisions

Record Date. We may set a record date for determining the shareholders entitled to receive dividends by a resolution of the Board of Directors and provided that we give at least two (2) weeks prior notice of such record date to the public. The record date for quarterly dividends are the end of March, June and September. The Korean Commercial Code and our articles of incorporation permit us, upon at least two weeks’ public notice, to set a record date and/or close the register of shareholders for not more than three months for the purpose of determining the shareholders entitled to certain rights pertaining to the shares. However, if the record date and the period of time during which the register of shareholders is to be closed are fixed in the articles of incorporation, the Korean Commercial Code waives the requirement to provide at least two weeks’ public notice. The trading of shares and the electronic registration in respect thereof may continue while the register of shareholders is closed.

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

Transfer of Shares. Under the Korean Commercial Code, the transfer of shares is effected by the delivery of share certificates. The Act on Electronic Registration of Stocks, Bonds, Etc. provides, however, that in the case of a company listed on the KRX KOSPI Market such as us, share transfers shall be effected by the electronic registration of the transfer on the electronic registry of the electronic registration agency and issuance of physical share certificates is prohibited. In order to assert shareholders’ rights against us, the transferee must have his name and address registered on the register of shareholders. For this purpose, the electronic registration agency issues a statement of the shareholders (or soyuja-myeong-se) upon request of the company, whereby the company updates its register of shareholders in accordance with the Act on Electronic Registration of Stocks, Bonds, Etc..

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

United States Taxation

This summary describes certain material U.S. federal income tax consequences for a U.S. holder (as defined below) of acquiring, owning, and disposing of common shares or ADSs. This summary applies to you only if you hold the common shares or ADSs as capital assets for U.S. federal income tax purposes (generally, property held for investment). This summary does not apply to you if you are a member of a class of holders subject to special rules, including (but not limited to):

•	a broker or dealer in securities or currencies;

•	a trader in securities that elects to use a mark-to-market method of accounting for securities holdings;

•	a bank or financial institution;

•	a life insurance company, real estate investment trust, or regulated investment company;

•	a tax-exempt organization, qualified retirement plan, individual retirement account, or other tax-deferred account;

•	an entity treated as a partnership or other passthrough entity (or investors therein) for U.S. federal income tax purposes;

•	a person that holds common shares or ADSs that are a hedge or that are hedged against interest rate or currency risks;

•	a person that holds common shares or ADSs as part of a straddle or conversion transaction for tax purposes;

•	a person whose functional currency for tax purposes is not the U.S. dollar; or

•	a person that owns or is deemed to own (directly, indirectly, or constructively) 10% or more of our stock, measured by voting power or value.

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

This summary is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations promulgated thereunder, and published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis. We have not requested a ruling from the Internal Revenue Service with respect to any of the U.S. federal income tax considerations described below, and as a result, the Internal Revenue Service could disagree with portions of this discussion. This summary is for general information purposes only and does not purport to be a complete discussion of all potential tax considerations that may be relevant to a particular person’s decision to acquire common shares or ADSs.

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

Dividends

The gross amount of cash distributions that you receive generally will be taxable as dividends to the extent paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles. Any dividends you receive (including any withheld taxes) generally will be subject to U.S. federal income taxation as foreign source dividend income and will not be eligible for the dividends received deduction. Dividends paid in Won will be included in your income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date that you receive the dividend (or the depositary receives the dividend, in the case of ADSs), regardless of whether the payment is in fact converted into U.S. dollars. If such a dividend is converted into U.S. dollars on the date of receipt, you generally should not be required to recognize foreign currency gain or loss in respect of the dividend income.

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual with respect to our common shares or ADSs will be subject to taxation at reduced rates if the dividends are “qualified dividends.” Dividends paid on the common shares or ADSs will be treated as qualified dividends if (i) the common shares or ADSs are readily tradable on an established securities market in the United States or we are eligible for the benefits of a comprehensive tax treaty with the United States that the U.S. Treasury determines is satisfactory for purposes of this provision and that includes an exchange of information program; (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company as defined for U.S. federal income tax purposes, which we refer to as a PFIC, and (iii) certain holding period requirements are met. The ADSs are listed on the New York Stock Exchange and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. In addition, the U.S. Treasury has determined that the Korea-United States income tax treaty (the “Treaty”) meets the requirements for reduced rates of taxation, and we believe we are eligible for the benefits of that Treaty. Based on our audited financial statements, we believe that we were not a PFIC in our 2021 and 2022 taxable years. In addition, based on our current expectations regarding our income, assets and activities, we do not anticipate becoming a PFIC for our 2023 taxable year. Therefore, we believe that dividends received by U.S. holders with respect to either common shares or ADSs will be “qualified dividends.” Holders should consult their own tax advisers regarding the availability of the reduced dividend tax rate in light of their own particular circumstances.

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

If a U.S. holder sells or otherwise disposes of our common shares or ADSs in exchange for currency other than U.S. dollars, the amount realized generally will be the U.S. dollar value of the currency received at the spot rate on the date of sale or other disposition (or, if the shares are traded on an established securities market at such time, in the case of cash basis and electing accrual basis U.S. holders, the settlement date). An accrual basis U.S. holder that does not elect to determine the amount realized using the spot exchange rate on the settlement date will recognize foreign currency gain or loss equal to the difference between the U.S. dollar value of the amount received based on the spot exchange rates in effect on the date of the sale or other disposition and the settlement date. If an accrual basis U.S. holder makes the election described above, it must be applied consistently from year to year and cannot be revoked without the consent of the Internal Revenue Service, or the IRS. A U.S. holder should consult its own tax advisors regarding the treatment of any foreign currency gain or loss realized with respect to any currency received in a sale or other disposition of the common shares or ADSs.

Foreign Tax Credit Considerations

Dividends paid on the common shares or ADSs will constitute income from sources without the United States for U.S. foreign tax credit purposes. As a result of recent changes to the U.S. foreign tax credit rules, for taxable years beginning on or after December 28, 2021, Korean tax generally will need to satisfy certain additional requirements in order to be considered a creditable tax for a U.S. holder, except in the case of a U.S. holder that is eligible for, and properly claims, the benefits of the Treaty. We have not determined whether these requirements have been met, and, accordingly, no assurance can be given that any Korean tax will be creditable for U.S. holders. Alternatively, a U.S. holder may elect to deduct Korean withholding taxes in computing such U.S. holder’s taxable income (provided that the U.S. holder elects to deduct, rather than credit, all foreign income taxes paid or accrued for the relevant taxable year), subject to generally applicable limitations under U.S. tax law.

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

Securities Transaction Tax

If you transfer our common shares on the Korea Exchange, you will be subject to securities transaction tax at the rate of 0.05% (if the transfer is made in 2023), 0.03% (if the transfer is made in 2024) or 0% (if the transfer is made in 2025 and thereafter) and an agriculture and fishery special surtax at the rate of 0.15% of the sale price of the common shares. If your transfer of the common shares is not made on the Korea Exchange, subject to certain exceptions, you will be subject to securities transaction tax at the rate of 0.35% (if the transfer is made in 2023 and thereafter) and will not be subject to an agriculture and fishery special surtax.

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

We allocate our total risk capital in accordance with the guidelines set by our Board Risk Management Committee. As described in more detail below, the committee allocates risk capital and approves the risk limit requests of our subsidiaries. Through our standardized risk management system, we allocate our risk capital:

•	with respect to our credit risk on the basis of a standardized approach as well as other portfolio credit models;

•	with respect to our market risk for trading activities based on the VaR method (including the stressed VaR method) for Woori Bank, and a standardized approach for our other subsidiaries;

•	with respect to our interest rate risk based on the IRRBB standard method (ΔEVE) on a group-wide basis, replacing the previous historical simulation and standardized methods; and

•	with respect to our operational risk through an advanced measurement approach for Woori Bank and a standardized approach for our other subsidiaries, in accordance with Basel III.

Our risk capital allocation by entity as a percentage of available capital, on a non-consolidated basis, with respect to 2023 is as follows:

	Available capital(1)	Risk capital	Risk appetite	Credit	Market	Operational	Interest rate	Credit Concentration	Liquidity	Strategic/ Reputation

	(in billions of Won, except percentages)
Woori Financial Group	28,173	21,587	76.6%	16,989	1,100	1,698	1,303	825	363	845
Woori Bank	23,099	18,143	78.5%	14,299	1,000	1,535	850	766	330	693
Woori Card	2,415	1,237	51.2%	1,006	18	87	223	—	—	—
Woori Financial Capital	1,522	1,095	71.9%	988	—	35	117	—	—	—
Woori Investment Bank	664	476	71.7%	412	31	16	40	—	—	—
Woori Asset Trust	219	47	21.6%	38	—	15	4	—	—	—
Woori Savings Bank	229	142	62.0%	123	—	5	21	—	—	—

(1)	Estimates based on Tier I capital.

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

The Board Risk Management Committee is composed of three outside directors. It operates independently from all business groups and individual board members, and reports directly to our board of directors. We require the chairperson of the Board Risk Management Committee to be chosen from among the outside directors in order to enhance the independence and experience level of such chairperson. Our Board Risk Management Committee convenes at least quarterly, and makes decisions by a majority vote of the attending members. At least a majority of the committee members must attend to constitute a quorum.

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

Corporate Loan Approval Process

Woori Bank’s branches review corporate loan applications using a credit evaluation system for corporate borrowers. Each corporate credit evaluation system measures various quantitative and qualitative factors. The model used by the credit evaluation system to review an application depends, however, on certain characteristics of the potential borrower. Woori Bank’s credit risk management unit, together with its large corporate loan department and small- and medium-sized enterprise loan department, has developed separate credit evaluation models for large corporate borrowers that are subject to external audit under the Act on External Audit of Stock Companies, large corporate borrowers that are not subject to external audit, medium-sized enterprises and SOHO borrowers that either have outstanding loans, or are applying for a loan, in excess of ￦1 billion. In general, each model uses scores from both a computerized evaluation of quantitative financial factors, such as cash flow, income and other representative financial information, and more qualitative factors which are scored using judgments by the credit officer or officers reviewing the application to produce an overall credit risk rating. These credit evaluation systems provide Woori Bank with tools to make consistent credit decisions and assist it in making risk-based pricing decisions. Woori Bank’s Credit Wizard system, depending on whether the borrower is audited by independent auditors and its size, produces two separate scores based on one of five principal rating models: one for quantitative current financial factors, which is weighted 60 to 70% in determining the Credit Wizard credit risk rating, and another for the more qualitative factors that the judgment of credit officers plays a significant part in determining, which is weighted 30 to 40%. The Credit Wizard credit risk rating estimates the probability that Woori Bank will recover extended credits and the likelihood that borrowers will default. Qualitative factors included in the Credit Wizard system include:

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

The following table shows the volume and types of Woori Bank’s trading positions (including trust accounts) subject to market risk as of the dates indicated:

	As of December 31,
	2021		2022

	(in millions of Won)
Debt securities	￦	1,492,053	￦	2,975,992
Equity securities		23,270		30,443
Spot exchanges(1)		1,635,226		1,763,291
Derivatives(2)		10,440,258		18,951,560

Total	￦	13,590,806	￦	23,721,286

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

The Board Risk Management Committee monitors market risk both for the group and for each relevant subsidiary individually. See “—Overview.” The Board Risk Management Committee has established a maximum “risk appetite” for each relevant subsidiary, which is defined as the risk capital of such subsidiary divided by its available capital. “Risk capital” is a benchmark figure that determines the market risk limits, accumulated loss limits (for trading portfolios) and present value of a basis point (or PVBP) limits (for non-trading debt securities) for each subsidiary. Available capital generally consists of shareholder’s equity. Using this benchmark, as of December 31, 2022, we have established market risk limits with respect to Woori Bank as shown in the following table:

Trading Portfolio			Non-Trading Portfolio
Accumulated Loss Limit
VaR Limit	Quarter	Annual	PVBP Limit
(in billions of Won)
￦ 19.4	￦ 120.8	￦ 241.6	￦ 10.5

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

	Interest Rate Risk	Foreign Exchange Risk	Equity Risk	Commodity Risk	Less: Diversification	VaR for Overall Trading Activities

	(in millions of Won)
As of December 31, 2021	4,177	5,904	2,972	—	6,072	6,981
As of December 31, 2022	11,800	17,608	7,055	—	17,354	19,109

In 2020, 2021 and 2022, the average, high, low and ending amounts of Woori Bank’s daily VaR relating to its trading activities (at a 99% confidence level for a one-day holding period) were as follows:

	As of December 31, 2020		For the year ended December 31, 2020						As of December 31, 2021		For the year ended December 31, 2021						As of December 31, 2022		For the year ended December 31, 2022
			Average		Maximum		Minimum				Average		Maximum		Minimum				Average		Maximum		Minimum

Interest risk	￦	6,815	￦	7,959	￦	15,065	￦	2,427	￦	4,177	￦	4,681	￦	14,017	￦	2,405	￦	11,800	￦	8,847	￦	11,987	￦	4,298
Foreign exchange risk		11,160		8,814		11,233		4,613		5,904		6,745		13,144		4,747		17,608		14,002		22,251		5,421
Equity risk		2,283		5,783		14,394		1,982		2,972		3,637		6,676		1,609		7,055		6,590		12,448		1,806
Commodity risk		—		—		—		—		—		—		—		—		—		—		—		—
Diversification		(11,087)		(11,175)		(18,796)		(3,452)		(6,072)		(7,300)		(20,007)		(3,628)		(17,354)		(12,725)		(19,640)		(4,201)

Total risk	￦	9,171	￦	11,381	￦	21,896	￦	5,570	￦	6,981	￦	7,763	￦	13,831	￦	5,134	￦	19,109	￦	16,714	￦	27,046	￦	7,324

The graph of Woori Bank’s daily 99% VaR relating to its trading activities in 2022 is as follows:

Standardized Method. The standardized method is used to measure the market risk of the positions for which the Financial Supervisory Service has not approved the use of the VaR method. The following table shows Woori Bank’s market risk capital charges measured using the standardized method as of the dates indicated:

	As of December 31,
	2021		2022

	(in millions of Won)
Risk categories
Interest risk	￦	20,511	￦	4,021
Equity risk		8,569		6,896
Foreign exchanges risk		50,899		66,497
Commodity risk		—		—

Total	￦	79,979	￦	77,414

Back-testing. Woori Bank conducts back testing on a daily basis to validate the adequacy of its market risk management. Back testing compares both the actual and hypothetical profit and loss with VaR calculations and analyzes any results that fall outside a predetermined confidence interval of 99%. The number of times the actual changes in Woori Bank’s profit and loss exceeded the VaR amounts in 2020, 2021 and 2022 was 3.

Stress test. In addition to VaR, Woori Bank performs stress testing to measure market risk. As VaR assumes normal market situations, Woori Bank assesses its market risk exposure to abnormal market fluctuations through stress testing. Stress testing is an important way of supporting VaR since VaR is a statistical expression of possible loss under a given confidence level and holding period. It does not cover potential loss if the market moves in a manner that is outside normal expectations. Stress testing projects the anticipated change in value of holding positions under certain scenarios assuming that no action is taken during a stress event to change the risk profile of a portfolio. The following table shows, for Woori Bank, the loss that would have occurred in its trading portfolio as of December 31, 2022 for assumed short-term extreme changes of a +/-20% change in the equity market and a +/-60 basis point change from interest rates prevailing in the market on that date, under an abnormal stress environment.

	(in billions of Won, except percentages)
Equity Market Chart Market fluctuation amount		(20)%		(10)%		(5)%		5%		10%		20%

	￦	(145)	￦	(92.5)	￦	(37.6)	￦	5.0	￦	(8.1)	￦	(9.1)

	(in billions of Won, except basis points)
Interest Rate Chart Basis point fluctuation amount		(60) basis points		(40) basis points		(20) basis points		20 basis points		40 basis points		60 basis Points

	￦	22.5	￦	15.0	￦	7.5	￦	(7.4)	￦	(14.9)	￦	(22.3)

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

Each of our relevant subsidiaries monitors changes in, and matches of, foreign-currency assets and liabilities in order to reduce exposure to currency fluctuations. Most of our foreign exchange risk arises in connection with the operations of Woori Bank. Our relevant subsidiaries also manage risks relating to exchange rate fluctuations through foreign exchange dealing, including by their overseas branches. However, we conduct foreign exchange dealings primarily on behalf of our customers. Our counterparties are generally domestic and foreign financial institutions and banks. The following table sets forth information concerning Woori Bank’s limits on proprietary foreign exchange dealings as of December 31, 2022:

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

	As of December 31,
	2021		2022

	(in millions of US$)
Currency
U.S. dollar	US$	(57.0)	US$	1,315.7
Japanese yen		(60.7)		(43.2)
Euro		(623.2)		(433.5)
Others		254.0		254.9

Total	US$	(487.0)	US$	1,093.9

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

We measure interest rate risk for Won and foreign currency assets and liabilities, including derivatives and principal guaranteed trust accounts. Most of our interest-earning assets and interest-bearing liabilities are denominated in Won and our foreign currency-denominated assets and liabilities are mostly denominated in U.S. dollars. We believe, however, that our interest rate sensitivity is limited with respect to our Won-denominated assets. Deposits in Won generally bear fixed rates of interest for fixed time periods (other than deposits payable on demand which constituted approximately 43.9% of our total deposits in Won as of December 31, 2022). We generally adjust the interest rates on these deposits when they are rolled over. In addition, as of December 31, 2022, 96.7% of those deposits had current maturities of one year or less. As of December 31, 2022, approximately 74.0% of our Won-denominated loans bore floating rates of interest, and 70.2% of those loans had current maturities of one year or less.

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

The following tables show, for Woori Bank, on a non-consolidated basis pursuant to the guidelines of the Financial Supervisory Service, the interest rate gap for Won-denominated accounts and foreign currency-denominated accounts as of December 31, 2022:

	As of December 31, 2022
	0-3 Months		3-6 Months		6-12 Months		1-3 Years		Over 3 Years		Total

	(in billions of Won, except percentages)
Won-denominated accounts:
Interest rate-sensitive assets
Free interest rate	￦	17,904	￦	14,879	￦	11,439	￦	19,806	￦	4,893	￦	68,921
Market interest rate		160,749		38,479		18,561		32,020		18,894		268,703
Interest rate pegged to customer deposit		90		71		127		40		13		341

Total	￦	178,743	￦	53,429	￦	30,127	￦	51,866	￦	23,800	￦	337,965

Interest rate-sensitive liabilities
Free interest rate	￦	32,294	￦	4,635	￦	8,240	￦	27,477	￦	28,348	￦	100,994
Market interest rate		101,080		35,251		59,959		10,117		4,325		210,732

Total	￦	133,374	￦	39,886	￦	68,199	￦	37,594	￦	32,673	￦	311,726

Sensitivity gap		45,369		13,543		(38,072)		14,272		(8,873)		26,239
Cumulative gap		45,369		58,912		20,840		35,112		26,239		26,239
% of total assets(1)		12.04		15.64		5.53		9.32		6.96		6.96
Total assets in Won											￦	376,746

	As of December 31, 2022
	0-3 Months		3-6 Months		6-12 Months		1-3 Years		Over 3 Years		Total

	(in millions of US$, except percentages)
Foreign currency-denominated accounts:
Interest rate-sensitive assets
Free interest rate	US$	—	US$	—	US$	—	US$	—	US$	—	US$	—
Market interest rate		18,102		2,237		846		810		921		22,916
Interest rate pegged to customer deposit		—		—		—		—		—		—

Total	US$	18,102	US$	2,237	US$	846	US$	810	US$	921	US$	22,916

Interest rate-sensitive liabilities
Free interest rate	US$	—	US$	—	US$	—	US$	—	US$	13	US$	13
Market interest rate		15,615		2,241		1,600		2,440		1,404		23,300

Total	US$	15,615	US$	2,241	US$	1,600	US$	2,440	US$	1,417	US$	23,313

Sensitivity gap		2,487		(4)		(754)		(1,630)		(496)		(397)
Cumulative gap		2,487		2,483		1,729		99		(397)		(397)
% of total assets(1)		6.59%		6.58%		4.58%		0.26%		(1.05)%		(1.05)%
Total assets in US$											US$	37,738

(1)	Represents the cumulative gap as a percentage of total assets.

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

The following table shows, for Woori Bank, with respect to Won-denominated assets and liabilities, duration gaps and net asset value changes when the interest rate increases by one percentage point as of the specified dates:

Date	Interest-bearing asset duration	Interest-bearing liability duration	Total asset/liability duration gap	Net asset value change
	(in years)	(in years)	(in years)	(in billions of Won)
June 30, 2021	0.95	0.97	(0.01)	49
December 31, 2021	0.91	0.95	0.00	24
June 30, 2022	0.81	0.86	(0.05)	162
December 31, 2022	0.79	0.83	(0.02)	78

We set interest rate risk limits using the historical simulation method, which uses actual historical price, volatility and yield changes in comparison with the current position to generate hypothetical portfolios and calculate a distribution of position and portfolio market value changes. The following table shows Woori Bank’s interest rate ΔEVE with respect to its assets and liabilities for each of the quarters since the fourth quarter of 2021:

	Fourth Quarter 2021	First Quarter 2022	Second Quarter 2022	Third Quarter 2022	Fourth Quarter 2022

(in billions of Won, except percentages)
Interest rate ΔEVE	￦200.6	￦444.5	￦560.7	￦387.7	￦144.8

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

The Financial Services Commission uses the liquidity coverage ratio, defined as the ratio of highly liquid assets to total net cash outflows over a 30-day period, as the principal liquidity risk management measure and currently requires Korean banks, including Woori Bank, to:

•	maintain a liquidity coverage ratio of not less than 100% (temporarily reduced to 92.5% until June 2023);

•

maintain a foreign currency liquidity coverage ratio of not less than 80% (temporarily reduced to 70% until June 2022 for purposes of increasing foreign currency liquidity in the Korean financial markets); and

•	submit monthly reports with respect to the maintenance of these ratios.

In April 2020, in order to encourage financial institutions to provide financial support to companies adversely affected by COVID-19, the Financial Services Commission announced that it would temporarily lower the required liquidity coverage ratio to 85% and the required foreign currency liquidity coverage ratio to 70%. Following a series of extensions by the Financial Services Commission, the temporary deregulation measures for the foreign currency liquidity coverage ratio expired at the end of June 2022, while the temporary deregulation measures for the liquidity coverage ratio will incrementally return to normal, but the timeline for such normalization to 100% has not been finalized yet.

As of December 31, 2022, Woori Bank’s 30-day liquidity coverage ratio was 104.97%, above the Financial Services Commission’s standard of 92.5%.

The following table shows the liquidity status, on a cumulative basis, and limits for foreign currency accounts of Woori Bank on a non-consolidated basis as of December 31, 2022 in accordance with the Financial Services Commission’s regulations:

	7 days or less		8 days –1 month		3 months or less

	(in millions of US$, except percentages)
Foreign currency accounts:
Foreign currency assets	US$	22,144	US$	11,407	US$	15,144
Foreign currency liabilities		10,964		13,990		16,906
Maturity gap		11,180		(2,583)		(1,762)
Cumulative gap (A)		11,180		8,597		6,835
Total assets (B)		141,716		141,716		141,716
Liquidity gap ratio (A/B)		7.89%		6.07%		116.33	%(1)
Limits		(3)%		(10)%		85%

(1)	Liquidity ratio, calculated as foreign currency assets as a percentage of foreign currency liabilities.

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

Fees and Payments from the Depositary to Us

In 2022, pursuant to an agreement with us, the depositary waived, or made payments to third parties of, approximately $37,013.72 (net of applicable taxes) in the aggregate in connection with proxy process expenses (including printing, postage and distribution expenses), contributions towards investor relations efforts (including investor relations agency fees) and other standard out-of-pocket maintenance costs relating to our ADS facility that were payable by us.

In addition, as part of its service to us, the depositary waives its fees for the standard costs and operating expenses associated with the administration of the ADS facility.

Item 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not Applicable

Item 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not Applicable

Item 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

We have evaluated, with the participation of our chief executive officer and principal financial officer, the effectiveness of our disclosure controls and procedures, as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, as of December 31, 2022. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and principal financial officer concluded that our disclosure controls and procedures as of December 31, 2022 were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act, is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2022 based on the criteria established in the Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission in May 2013.

Based on this assessment, management believes that, as of December 31, 2022, our internal control over financial reporting is effective.

The effectiveness of our internal control over financial reporting as of December 31, 2022 has been audited by Samil PricewaterhouseCoopers, an independent registered public accounting firm, as stated in its report included herein which expressed an unqualified opinion on the effectiveness of our internal control over financial reporting as of December 31, 2022.

Changes in Internal Control Over Financial Reporting

There has been no change in our internal control over financial reporting during 2022 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

The following table sets forth the fees billed to us by our independent registered public accountants, Samil PricewaterhouseCoopers, and other firms in the PricewaterhouseCoopers network (which we refer to collectively as PwC), for the fiscal years ended December 31, 2021 and 2022:

	Year ended December 31,
	2021		2022

	(in millions of Won)
Audit fees	￦	8,574	￦	8,598
Audit-related fees		167		165
Tax fees		437		430
All other fees		180		124

Total fees	￦	9,358	￦	9,317

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

The Act on External Audit of Stock Companies prohibits a publicly listed Korean company from being audited by an external auditor for a fiscal year immediately following a period of three consecutive fiscal years of providing such services to the company pursuant to a designation by the Securities and Futures Commission. Accordingly, as Samil PricewaterhouseCoopers, or PwC, has served as our principal accountant to audit our consolidated financial statements prepared in accordance with IFRS as issued by the IASB for the fiscal years ending December 31, 2020, 2021 and 2022, our Audit Committee, on November 15, 2022, appointed KPMG Samjong Accounting Corp. as our principal accountant to audit our consolidated financial statements prepared in accordance with IFRS as issued by the IASB for the fiscal years ending December 31, 2023, 2024 and 2025. KPMG’s appointment was effective as of December 29, 2022, and PwC’s dismissal was effective as of April 21, 2023 (the date of this annual report), the date of completion of its audit of our financial statements for the fiscal year ending December 31, 2022 and the issuance of its report thereon.

During the two years prior to December 31, 2022 and up until April 21, 2023, or the Pre-Engagement Period, (1) PwC has not issued any reports on our financial statements or on the effectiveness of internal control over financial reporting that contained an adverse opinion or a disclaimer of opinion, nor were the auditor’s reports of PwC qualified or modified as to uncertainty, audit scope, or accounting principles, (2) there has not been any disagreement over any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements if not resolved to PwC’s satisfaction would have caused it to make reference to the subject matter of the disagreement in connection with its auditors’ reports, or any “reportable event” as described in Item 16F(a)(1)(v) of Form 20-F.

During the Pre-Engagement Period, neither we nor anyone on our behalf consulted KPMG regarding the application of IFRS as issued by the IASB to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our consolidated financial statements (and neither a written report nor oral advice was provided to us that KPMG concluded was an important factor considered by us in reaching a decision as to any accounting, auditing or financial reporting issue under IFRS as issued by the IASB), except that, in April 2022, we engaged KPMG to conduct an independent investigation into an embezzlement case by an employee of Woori Bank. During the Pre-Engagement Period, neither we nor anyone on our behalf consulted KPMG regarding any matter that was either the subject of a “disagreement” (as defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions to Item 16F) or a “reportable event” (as described in Item 16F(a)(1)(v) of Form 20-F).

We provided a copy of the disclosure in this Item 16F to PwC and requested that PwC furnish us with a letter addressed to the Commission stating whether it agrees with such disclosure, and if it does not agree, stating the respects in which it does not agree. A copy of PwC’s letter dated April 21, 2023 is filed as Exhibit 15.1 to this annual report on Form 20-F for the fiscal year ended December 31, 2022.

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

NYSE Corporate Governance Standards	Woori Financial Group

Director Independence
Listed companies must have a majority of independent directors.	The majority of our board of directors is independent (as defined in accordance with the New York Stock Exchange’s standards), as six of our eight directors are outside directors.

Executive Session
Non-management directors must meet in regularly scheduled executive sessions without management. Independent directors should meet alone in an executive session at least once a year.	Our outside directors hold quarterly meetings, which coincide with the quarterly Audit Committee meetings, to discuss matters relating to management issues. The Audit Committee consists of four outside directors.

Nomination/Corporate Governance Committee
A nomination/corporate governance committee of independent directors is required. The committee must have a charter that addresses the purpose, responsibilities (including development of corporate governance guidelines) and annual performance evaluation of the committee.	We have established a Committee for Recommending Executive Officer Candidates, which consists of six outside directors.

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

We have established a Compensation Committee consisting of four outside directors.

Audit Committee
Listed companies must have an audit committee that satisfies the independence and other requirements of Rule 10A-3 under the Exchange Act. All members must be independent. The committee must have a charter addressing the committee’s purpose, an annual performance evaluation of the committee, and the duties and responsibilities of the committee. The charter must be made available on the company’s website.	We have established an Audit Committee consisting of four outside directors, all of whom are independent. Accordingly, we are in compliance with Rule 10A-3 under the Exchange Act.

Audit Committee Additional Requirements
Listed companies must have an audit committee that is composed of at least three directors.	Our Audit Committee has four members, as described above.

Shareholder Approval of Equity Compensation Plan
Listed companies must allow its shareholders to exercise their voting rights with respect to any material revision to the company’s equity compensation plan.	We currently do not have an equity compensation plan.

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

Number	Description
1.1	Articles of Incorporation of Woori Financial Group (translation in English).

2.1*	Form of Stock Certificate of Woori Financial Group’s common stock, par value ￦5,000 per share (translation in English).

2.2**	Form of the Second Amended and Restated Deposit Agreement by and among Woori Financial Group, Citibank, N.A., as depositary, and all holders and beneficial owners from time to time of American depositary shares issued thereunder, including the form of American depositary receipt.

2.3***	Description of Woori Financial Group’s Capital Stock.

2.4****	Description of Woori Financial Group’s American Depositary Shares.

8.1*****	List of subsidiaries of Woori Financial Group.

11.1******	Code of Ethics (translation in English).

12.1	Section 302 certifications.

13.1	Section 906 certifications.

15.1	Letter of Samil PricewaterhouseCoopers dated April 21, 2023

101.INS	Inline XBRL Instance Document

Number	Description

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (Embedded within Inline XBRL Instance Document).

*	Incorporated by reference to exhibit 2.1 to the Annual Report on Form 20-F (File No. 001-31811), filed on April 30, 2019.
**	Incorporated by reference to exhibit (a)(1) to the Registration Statement on Form F-6 (File No. 333-229197), filed on January 11, 2019.
***	See Item 10.B. Memorandum and Articles of Association.
****	Incorporated by reference to exhibit 2.4 to the Annual Report on Form 20-F (File No. 001-31811), filed on April 29, 2020.
*****	See Note 1 of the notes to the consolidated financial statements of the registrant included in this Annual Report.
******	Incorporated by reference to exhibit 11.1 to the Annual Report on Form 20-F (File No. 001-31811), filed on April 30, 2021.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Woori Financial Group Inc. (Registrant)

/s/ Jong-Yong Yim
(Signature)

Jong-Yong Yim
Chief Executive Officer
(Name/Title)

Date: April 21, 2023

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of
Woori Financial Group Inc.:
Opinions on the Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying consolidated statements of financial position of Woori Financial Group Inc. and its subsidiaries (the “Company”) as of December 31, 2022 and 2021, and the related consolidated statements of comprehensive income, of changes in equity and of cash flows for each of the three years in the period ended December 31, 2022, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2022, based on criteria established in
Internal Control—Integrated Framework
(2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in
Internal Control—Integrated Framework
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
Allowances for Credit Losses
As described in Note 4 and 10 to the consolidated financial statements, as of 31 December 2022, the allowances for expected credit losses were ￦2,334,153 million on total loans at amortized cost of ￦346,252,713 million. The Group recognizes allowances for expected credit losses on loans measured at amortized cost under both individual and collective assessments. For collectively assessed loans, allowances are determined based on assumptions and inputs in the models used for estimating expected credit loss. Significant judgment is applied in management’s estimation including qualitative factors affecting credit ratings of corporate borrowers, complexities involved in the criteria for determining forward-looking models. Allowances for expected credit losses for individually assessed loans are determined based on the estimation of the expected future cash flows.
The principal considerations for our determination that performing procedures relating to the allowances for expected credit losses is a critical audit matter are (i) there was significant judgment by management in determining the allowances, which in turn led to a high degree of auditor subjectivity in performing procedures related to the expected credit loss models, key assumptions, such as credit ratings of corporate borrowers, determination of the forward-looking models, and the expected future cash flow estimation related to individually assessed exposures, (ii) there was significant judgment and effort in evaluating audit evidence related to these models, judgments and assumptions used to determine the allowances and (iii) the audit effort involved the use of professionals with specialized skills and knowledge.

F-2

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the estimation process, which included controls over the data, models and assumptions used in determining the allowances for expected credit losses. These procedures also included, among others, testing management’s process in estimating the allowances for expected credit losses, including (i) evaluating the reasonableness of credit ratings of certain corporate borrowers, (ii) evaluating the reasonableness of management’s development and selection of forward-looking models, (iii) evaluating the reasonableness of expected future cash flows related to individually assessed exposures. The procedures also included the involvement of professionals with specialized skills and knowledge to assist in evaluating the reasonableness of forward-looking models on the forward looking information.
/s/ Samil PricewaterhouseCoopers
Seoul, Korea
April 21, 2023
We have served as the Company’s auditor since 2020.

F-3

WOORI FINANCIAL
GROUP
INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS OF
DECEMBER
31, 2021 AND 2022

	Korean Won		U.S. Dollars
	December 31, 2021	December 31, 2022	December 31, 2022
	(in millions)		(in thousands)
ASSETS
Cash and cash equivalents (Note 2 and 6)	20,613,073	34,219,148	27,153,744
Financial assets at fair value through profit or loss (“FVTPL”) (Notes 4, 7, 11, 12, 18 and 26)	13,497,234	19,860,573	15,759,858
Financial assets at fair value through other comprehensive income (“FVTOCI”) (Notes 4, 8, 11, 12, and 18)	39,119,789	33,085,080	26,253,833
Securities at amortized cost (Notes 4, 9, 11, 12 and 18)	17,086,274	28,268,516	22,431,770
Loans and other financial assets at amortized cost (Notes 4, 10, 11, 12, 18 and 41)	348,885,617	355,760,729	282,304,975
Investments in joint ventures and associates (Note 13)	1,335,167	1,305,636	1,036,055
Investment properties (Notes 14 and 18)	389,495	387,707	307,655
Premises and equipment (Notes 15 and 18)	3,174,720	3,142,930	2,493,993
Intangible assets (Note 16)	785,386	849,114	673,793
Assets held for sale (Note 17)	26,327	13,772	10,929
Net defined benefit asset (Note 24)	21,346	319,280	253,356
Current tax assets (Note 38)	22,598	53,274	42,274
Deferred tax assets (Note 38)	31,131	109,299	86,731
Derivative assets (Designated for hedging) (Notes 4,11,12 and 26)	106,764	37,786	29,984
Other assets (Notes 19 and 41)	2,088,950	3,061,552	2,429,417

Total assets	447,183,871	480,474,396	381,268,367

LIABILITIES
Financial liabilities at fair value through profit or loss (“FVTPL”) (Notes 4, 11, 12, 20 and 26)	4,873,458	8,952,399	7,103,951
Deposits due to customers (Notes 4,11,21 and 41)	317,899,871	342,105,209	271,468,980
Borrowings (Notes 4, 6, 11, 12 and 22)	24,755,459	28,429,603	22,559,596
Debentures (Notes 4, 6, 11 and 22)	44,653,864	44,198,486	35,072,597
Provisions (Notes 23, 40 and 41)	576,134	545,865	433,158
Net defined benefit liability (Note 24)	47,986	35,202	27,934
Current tax liabilities (Note 38)	584,491	843,555	669,382
Deferred tax liabilities (Note 38)	169,842	31,799	25,233
Derivative liabilities (Designated for hedging) (Notes 4,11,12 and 26)	27,584	202,911	161,015
Other financial liabilities (Notes 4, 6, 11, 12, 25 and 41)	24,233,226	22,811,868	18,101,783
Other liabilities (Notes 6, 25 and 41)	556,853	690,157	547,657

Total liabilities	418,378,768	448,847,054	356,171,286

EQUITY
Owners’ equity (Note 28)	25,796,927	28,761,897	22,823,279
Capital stock	3,640,303	3,640,303	2,888,671
Hybrid securities	2,294,381	3,112,449	2,469,805
Capital surplus	682,385	682,385	541,490
Other equity	(2,167,614)	(2,423,392)	(1,923,022)
Retained earnings	21,347,472	23,750,152	18,846,335
Non-controlling interests	3,008,176	2,865,445	2,273,802

Total equity	28,805,103	31,627,342	25,097,081

Total liabilities and equity	447,183,871	480,474,396	381,268,367

The above consolidated financial statements should be read in conjunction with the accompanying notes.

F-
4

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

	Korean Won			U.S. Dollars
	2020	2021	2022	2022
	(in millions, except for per share data)			(in thousands, except per share data) (Note 2)
Interest income	9,523,853	9,894,749	14,654,549	11,628,748
Financial assets at FVTPL	48,612	45,803	106,698	84,667
Financial assets at FVTOCI	437,527	381,814	632,615	501,996
Financial assets at amortized cost	9,037,714	9,467,132	13,915,236	11,042,085
Interest expense	(3,525,341)	(2,909,028)	(5,957,970)	(4,727,798)

Net interest income (Notes 11, 30 and 41)	5,998,512	6,985,721	8,696,579	6,900,950
Fees and commissions income	1,694,016	2,171,705	2,499,700	1,983,574
Fees and commissions expense	(679,977)	(700,930)	(789,530)	(626,512)

Net fees and commissions income (Notes 11, 31 and 41)	1,014,039	1,470,775	1,710,170	1,357,062
Dividend income (Notes 11, 32 and 41)	138,543	309,211	159,982	126,950
Net gain on financial instruments at FVTPL (Notes 11, 33 and 41)	421,709	325,751	238,502	189,257
Net gain on financial assets at FVTOCI (Notes 11 and 34)	24,138	32,624	(21,498)	(17,059)
Net gain arising on financial assets at amortized cost (Note 11)	44,443	107,317	74,204	58,883
Impairment losses due to credit loss (Notes 35 and 41)	(784,371)	(536,838)	(885,272)	(702,485)
General and administrative expenses (Notes 36 and 41)	(3,956,181)	(4,147,411)	(4,529,890)	(3,594,580)
Other net operating expense (Notes 11, 26, 36 and 41)	(820,438)	(887,401)	(1,012,253)	(803,247)

Operating income	2,080,394	3,659,749	4,430,524	3,515,731
Share of gain of joint ventures and associates (Note 13)	101,077	62,196	69,996	55,545
Other non-operating income (expenses)	(180,220)	(34,900)	47,050	37,335

Non-operating income (expense) (Note 37)	(79,143)	27,296	117,046	92,880
Net income before income tax expense	2,001,251	3,687,045	4,547,570	3,608,610
Income tax expense (Note 38)	(486,002)	(924,766)	(1,178,496)	(935,166)
Net income	1,515,249	2,762,279	3,369,074	2,673,444

(Continued)

F-
5

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME—(CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

	Korean Won			U.S. Dollars
	2020	2021	2022	2022
	(in millions, except for per share data)			(in thousands, except per share data) (Note 2)
Net gain (loss) on valuation of equity securities at FVTOCI	47,246	34,069	(30,146)	(23,921)
Changes in capital due to equity method	(2,065)	(2,607)	(4,527)	(3,592)
Remeasurement gain (loss) related to defined benefit plan	9,783	65,067	251,440	199,524

Items that will not be reclassified to profit or loss	54,964	96,529	216,767	172,011
Net gain (loss) on valuation of debt securities at FVTOCI	12,114	(184,396)	(463,725)	(367,978)
Changes in capital due to equity method	(233)	4,133	5,139	4,078
Net gain (loss) on foreign currency translation of foreign operations	(153,472)	246,808	32,536	25,818
Net gain(loss) on valuation of hedges of net investments in foreign operations	—	—	(20,701)	(16,427)
Net gain (loss) on valuation of cash flow hedge	4,420	7,107	(9,835)	(7,804)

Items that may be reclassified to profit or loss	(137,171)	73,652	(456,586)	(362,313)
Other comprehensive income (loss), net of tax	(82,207)	170,181	(239,819)	(190,302)
Total comprehensive income	1,433,042	2,932,460	3,129,255	2,483,142

Net income attributable to:
Net income attributable to owners	1,307,266	2,542,844	3,186,772	2,528,783
Net income attributable to non-controlling interests	207,983	219,435	182,302	144,661
Total comprehensive income attributable to:
Comprehensive income attributable to owners	1,233,097	2,700,672	2,954,145	2,344,188
Comprehensive income attributable to non-controlling interests	199,945	231,788	175,110	138,954
Earnings per share (Note 39)
Basic and diluted earnings per share (Unit: In Korean Won and U.S. Dollar)	1,742	3,419	4,251	3,374
The above consolidated financial statements should be read in conjunction with the accompanying notes.

F-
6

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

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
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

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

(Continued)

F-
8

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY—(CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

	Capital Stock	Hybrid securities	Capital surplus	Other equity	Retained earnings	Owners’ equity in total	Non-controlling interests	Total equity

	(Korean Won in millions)
January 1, 2022	3,640,303	2,294,381	682,385	(2,167,614)	21,347,472	25,796,927	3,008,176	28,805,103
Total comprehensive income
Net income	—	—	—	—	3,186,772	3,186,772	182,302	3,369,074
Net gain (loss) on valuation of financial instruments at FVTOCI	—	—	—	(493,462)	—	(493,462)	(409)	(493,871)
Net gain (loss) due to disposal of equity securities at FVTOCI	—	—	—	10,254	(10,254)	—	—	—
Changes in capital due to equity method	—	—	—	612	—	612	—	612
Gain(loss) on foreign currency translation of foreign operations	—	—	—	39,579	—	39,579	(7,043)	32,536
Loss on valuation of hedges of net investments in foreign operations	—	—	—	(20,701)	—	(20,701)	—	(20,701)
Loss on valuation of cash flow hedge	—	—	—	(9,835)	—	(9,835)	—	(9,835)
Capital related to non-current assets held for sale	—	—	—	(279)	279	—	—	—
Remeasurement gain related to defined benefit plan	—	—	—	251,180	—	251,180	260	251,440
Transactions with owners and others
Dividends to common stocks	—	—	—	—	(654,996)	(654,996)	(9,949)	(664,945)
Issuance of hybrid securities	—	818,068	—	—	—	818,068	349,215	1,167,283
Dividends to hybrid securities	—	—	—	—	(91,756)	(91,756)	(113,995)	(205,751)
Redemption of hybrid securities	—	—	—	(60,491)	—	(60,491)	(559,565)	(620,056)
Changes in subsidiaries’ capital	—	—	—	27,365	(27,365)	—	—	—
Changes in non-controlling interests related to business combinations	—	—	—	—	—	—	16,453	16,453

December 31, 2022	3,640,303	3,112,449	682,385	(2,423,392)	23,750,152	28,761,897	2,865,445	31,627,342

(Continued)

F-
9

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY—(CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

	Capital Stock	Hybrid securities	Capital surplus	Other equity	Retained earnings	Owners’ equity in total	Non-controlling interests	Total equity

	(U.S dollars in thousands) (Note 2)
January 1, 2022	2,888,671	1,820,648	541,490	(1,720,056)	16,939,749	20,470,502	2,387,063	22,857,565
Total comprehensive income
Net income	—	—	—	—	2,528,783	2,528,783	144,661	2,673,444
Net gain (loss) on valuation of financial instruments at FVTOCI	—	—	—	(391,575)	—	(391,575)	(324)	(391,899)
Net gain (loss) due to disposal of equity securities at FVTOCI	—	—	—	8,137	(8,137)	—	—	—
Changes in capital due to equity method	—	—	—	486	—	486	—	486
Gain(loss) on foreign currency translation of foreign operations	—	—	—	31,407	—	31,407	(5,589)	25,818
Loss on valuation of hedges of net investments in foreign operations	—	—	—	(16,427)	—	(16,427)	—	(16,427)
Loss on valuation of cash flow hedge	—	—	—	(7,804)	—	(7,804)	—	(7,804)
Capital related to non-current assets held for sale	—	—	—	(221)	221	—	—	—
Remeasurement gain related to defined benefit plan	—	—	—	199,318	—	199,318	206	199,524
Transactions with owners and others
Dividends to common stocks	—	—	—	—	(519,756)	(519,756)	(7,895)	(527,651)
Issuance of hybrid securities	—	649,157	—	—	—	649,157	277,111	926,268
Dividends to hybrid securities	—	—	—	—	(72,811)	(72,811)	(90,458)	(163,269)
Redemption of hybrid securities	—	—	—	(48,001)	—	(48,001)	(444,028)	(492,029)
Changes in subsidiaries’ capital	—	—	—	21,714	(21,714)	—	—	—
Changes in non-controlling interests related to business combinations	—	—	—	—	—	—	13,055	13,055

December 31, 2022	2,888,671	2,469,805	541,490	(1,923,022)	18,846,335	22,823,279	2,273,802	25,097,081

The above consolidated financial statements should be read in conjunction with the accompanying notes.

F-
10

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

	Korean Won			U.S. Dollars
	2020	2021	2022	2022
	(in millions)			(in thousands) (Note 2)
Cash flows from operating activities:
Net income	1,515,249	2,762,279	3,369,074	2,673,444
Adjustments to net income:
Income tax expense	486,002	924,766	1,178,496	935,166
Interest income	(9,523,853)	(9,894,749)	(14,654,549)	(11,628,748)
Interest expense	3,525,341	2,909,028	5,957,970	4,727,798
Dividend income	(138,543)	(309,211)	(159,982)	(126,950)

	(5,651,053)	(6,370,166)	(7,678,065)	(6,092,734)

Additions of expenses not involving cash outflows:
Loss on financial instruments at FVTPL	44,863	16,869	815,706	647,283
Loss on financial assets at FVTOCI	787	15,812	23,836	18,914
Impairment loss due to credit loss	784,371	536,838	885,272	702,485
Loss on other provisions	232,680	85,690	37,493	29,752
Retirement benefit	174,628	177,303	165,063	130,981
Depreciation and amortization	535,548	791,896	929,311	737,432
Net loss on foreign currency translation	191,504	109,668	—	—
Loss on derivatives (designated for hedge)	82,746	93,084	250,268	198,594
Loss on fair value hedge	68,508	1,947	—	—
Loss on valuation of investments in joint ventures and associates	24,525	19,816	28,861	22,902
Loss on disposal of investments in joint ventures and associates	—	174	3,690	2,928
Loss on disposal of premises and equipment, intangible assets and other assets	2,717	3,354	3,177	2,521
Impairment loss on premises and equipment, intangible assets and other assets	8,763	656	260	207

	2,151,640	1,853,107	3,142,937	2,493,999

Deductions of income not involving cash inflows:
Gain on financial assets at FVTOCI	(24,925)	(48,436)	(2,338)	(1,855)
Gain on other provisions	(2,450)	(1,591)	(55,327)	(43,904)
Net profit on foreign currency translation	—	—	(3,180)	(2,523)
Gain on derivatives (designated for hedge)	(67,395)	(61,271)	(71,179)	(56,483)
Gain on fair value hedge	(9,646)	(106,253)	(257,910)	(204,658)
Gain on valuation of investments in joint ventures and associates	(125,602)	(82,012)	(98,858)	(78,446)
Gain on disposal of investments in joint ventures and associates	(3,470)	(70,834)	(599)	(475)
Gain on disposal of premises and equipment, intangible assets and other assets	(9,715)	(51,083)	(55,852)	(44,320)
Reversal of impairment loss on premises and equipment, intangible assets and other assets	(172)	(166)	(310)	(246)
Profit from bargain purchase	(67,427)	—	—	—
Other income	(20,600)	(35,717)	(15,879)	(12,602)

	(331,402)	(457,363)	(561,432)	(445,512)

(Continued)

F-
11

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS—(CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

	Korean Won			U.S. Dollars
	2020	2021	2022	2022
	(in millions)			(in thousands) (Note 2)
Changes in operating assets and liabilities:
Financial instruments at FVTPL	(875,076)	42,498	(1,647,572)	(1,307,389)
Loans and other financial assets at amortized cost	(26,617,542)	(32,419,399)	(5,986,828)	(4,750,697)
Other assets	(89,918)	(983,680)	(1,314,877)	(1,043,388)
Deposits due to customers	27,378,173	23,830,469	23,536,088	18,676,470
Provisions	(184,112)	(12,278)	(24,041)	(19,077)
Net defined benefit liability	(214,741)	(109,778)	(133,421)	(105,872)
Other financial liabilities	(2,694,701)	9,518,506	(2,514,238)	(1,995,110)
Other liabilities	(8,150)	67,802	83,559	66,306

	(3,306,067)	(65,860)	11,998,670	9,521,243

Cash received (paid) from operating activities:
Interest income received	9,558,119	9,351,055	14,189,016	11,259,337
Interest expense paid	(4,008,001)	(3,016,841)	(4,965,594)	(3,940,322)
Dividends received	138,562	309,071	159,993	126,958
Income tax paid	(315,422)	(565,539)	(1,030,480)	(817,712)

	5,373,258	6,077,746	8,352,935	6,628,261

Net cash inflow (outflow) from operating activities	(248,375)	3,799,743	18,624,119	14,778,701

Cash flows from investing activities:
Cash in-flows from investing activities:
Disposal of financial instruments at FVTPL	6,605,483	10,361,751	9,502,271	7,540,288
Disposal of financial assets at FVTOCI	20,527,695	21,645,907	21,717,266	17,233,190
Redemption of securities at amortized cost	5,661,472	6,425,062	5,872,961	4,660,340
Disposal of investments in joint ventures and associates	410,940	195,758	249,763	198,193
Disposal of investment properties	353	—	2,061	1,635
Disposal of premises and equipment	22,828	2,890	44,839	35,581
Disposal of intangible assets	634	846	978	776
Disposal of assets held for sale	—	93,756	52,417	41,594
Net increase of other assets	26,642	66,305	62,386	49,506

	33,256,047	38,792,275	37,504,942	29,761,103

Cash out-flows from investing activities:
Net cash out-flows of business combination	(313,058)	—	—	—
Net cash out-flows from obtaining control	—	(1,638)	(378,394)	(300,265)
Acquisition of financial instruments at FVTPL	(8,082,824)	(11,840,524)	(10,274,187)	(8,152,822)
Acquisition of financial assets at FVTOCI	(23,044,741)	(30,522,971)	(16,110,501)	(12,784,083)
Acquisition of securities at amortized cost	(2,380,448)	(6,435,692)	(16,873,194)	(13,389,299)
Acquisition of investments in joint ventures and associates	(550,619)	(400,172)	(143,345)	(113,748)
Acquisition of investment properties	(76,588)	—	—	—
Acquisition of premises and equipment	(149,341)	(119,255)	(172,876)	(137,181)
Acquisition of intangible assets	(114,854)	(138,882)	(174,749)	(138,668)
Changes in subsidiaries	—	—	(346,386)	(274,866)

	(34,712,473)	(49,459,134)	(44,473,632)	(35,290,932)

Net cash outflow from investing activities	(1,456,426)	(10,666,859)	(6,968,690)	(5,529,829)

(Continued)

F-
12

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS—(CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

	Korean Won			U.S. Dollars
	2020	2021	2022	2022
	(in millions)			(in thousands) (Note 2)
Cash flows from financing activities:
Cash in-flows from financing activities:
Net cash in-flows from hedging activities	—	6,987	54,569	43,302
Net increase in borrowings	2,033,851	3,199,712	2,881,675	2,286,681
Issuance of debentures	23,082,798	32,674,966	23,402,694	18,570,619
Net increase of other liabilities	3,971	3,489	513	407
Issuance of hybrid securities	897,822	399,015	1,167,283	926,268
Paid-in capital increase on non-controlling interests	45,749	1,623	—	—
Net increase in non-controlling equity liabilities	—	10,685	1,847	1,466

	26,064,191	36,296,477	27,508,581	21,828,743

Cash out-flows from financing activities:
Net cash out-flows from hedging activities	(5,409)	—	—	—
Redemption of debentures	(22,168,962)	(25,781,305)	(23,887,568)	(18,955,378)
Redemption of lease liabilities	(204,794)	(177,593)	(187,531)	(148,811)
New stock issue cost	—	(140)	—	—
Acquisition of treasury stocks	—	(3,757)	—	—
Dividends paid	(505,587)	(368,357)	(654,996)	(519,756)
Redemption of hybrid securities	(598,850)	(587,650)	(643,000)	(510,236)
Dividends paid to hybrid securities	(211,277)	(211,173)	(205,751)	(163,269)
Dividends paid to non-controlling interest	(2,071)	(9,391)	(9,949)	(7,895)
Changes in non-controlling interests	—	(81,410)	—	—

	(23,696,950)	(27,220,776)	(25,588,795)	(20,305,345)

Net cash inflow from financing activities	2,367,241	9,075,701	1,919,786	1,523,398

Effects of exchange rate changes on cash and cash equivalents	(1,072,912)	1,061,251	30,860	24,489
Net increase (decrease) in cash and cash equivalents	(410,472)	3,269,836	13,606,075	10,796,759
Cash and cash equivalents, beginning of the period	17,753,709	17,343,237	20,613,073	16,356,985

Cash and cash equivalents, end of the period (Note 6)	17,343,237	20,613,073	34,219,148	27,153,744

The above consolidated financial statements should be read in conjunction with the accompanying notes.

F-1
3

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2021 AND 2022
AND FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022
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
Sogong-ro,
Jung-gu,
Seoul, Korea, and the capital stock is 3,640,303 million
W
on. The Parent company’s stocks were listed on the Korea Exchange on February 13, 2019, and its American Depository Shares (“ADS”) are also being traded as the underlying common stock on the New York Stock Exchange since the same date.
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

F-1
4

As of January 7, 2022, the Parent company established Woori Financ
i
al F&I Co., Ltd., an investment company for
non-performing
loans and restructuring companies (100% interest, 200 billion Won in stock payments) and included it as a subsidiary.

(2)	Details of the Parent company and subsidiaries (hereinafter ‘Group’) as of December 31, 2021 and 2022 are as follows:

		Percentage of ownership (%)		Location	Financial statements date of use
Subsidiaries	Main business	December 31, 2021	December 31, 2022
Held by Woori Financial Group Inc.
Woori Bank	Bank	100.0	100.0	Korea	December 31
Woori Card Co., Ltd.	Finance	100.0	100.0	Korea	December 31
Woori Financial Capital Co., Ltd.	Finance	100.0	100.0	Korea	December 31
Woori Investment Bank Co., Ltd.	Other credit finance business	58.7	58.7	Korea	December 31
Woori Asset Trust Co., Ltd.	Real estate trust	67.2	67.2	Korea	December 31
Woori Savings Bank (*7)	Mutual saving bank	100.0	100.0	Korea	December 31
Woori Asset Management Corp.	Finance	73.0	73.0	Korea	December 31
Woori Financial F&I Co., Ltd.	Finance	—	100.0	Korea	December 31
Woori Credit Information Co., Ltd.	Credit information	100.0	100.0	Korea	December 31
Woori Fund Service Co., Ltd.	Financial support service business	100.0	100.0	Korea	December 31
Woori Private Equity Asset Management Co., Ltd.	Finance	100.0	100.0	Korea	December 31
Woori Global Asset Management Co., Ltd.	Finance	100.0	100.0	Korea	December 31
Woori FIS Co., Ltd.	System software development & maintenance	100.0	100.0	Korea	December 31
Woori Finance Research Institute Co., Ltd.	Other service business	100.0	100.0	Korea	December 31
Held by Woori Bank
Woori America Bank (*1)	Finance	100.0	100.0	America	December 31
Woori Global Markets Asia Limited	Finance	100.0	100.0	Hong Kong	December 31
Woori Bank China Limited	Finance	100.0	100.0	China	December 31
AO Woori Bank (*10)	Finance	100.0	100.0	Russia	December 31
PT Bank Woori Saudara Indonesia 1906 Tbk (*1)	Finance	84.2	84.2	Indonesia	December 31
Banco Woori Bank do Brasil S.A.	Finance	100.0	100.0	Brazil	December 31
Korea BTL Infrastructure Fund	Finance	99.9	99.9	Korea	December 31
Woori Finance Myanmar Co., Ltd.	Finance	100.0	100.0	Myanmar	December 31
Wealth Development Bank	Finance	51.0	51.0	Philippines	December 31
Woori Bank Vietnam Limited	Finance	100.0	100.0	Vietnam	December 31
Woori Bank (Cambodia) PLC (*9)	Finance	100.0	100.0	Cambodia	December 31
Woori Bank Europe (*1)	Finance	100.0	100.0	Germany	December 31
Kumho Trust First Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	December 31
Asiana Saigon Inc. (*2)	Asset securitization	0.0	0.0	Korea	December 31
KAMCO Value Recreation First Securitization Specialty Co., Ltd. (*2)	Asset securitization	15.0	15.0	Korea	December 31
Deogi Dream Fourth Co., Ltd. (*2)(*5)	Asset securitization	0.0	—	Korea	—
Jeonju Iwon Ltd. (*2)	Asset securitization	0.0	0.0	Korea	December 31
Wonju I one Inc. (*2)	Asset securitization	0.0	0.0	Korea	December 31
Heitz Third Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	December 31
Woorihansoop 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	December 31
Woori International First Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	December 31
Wibihansoop 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	December 31
Woori QS 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	December 31
Woori Display 1st Co., Ltd. (*2)(*5)	Asset securitization	0.0	—	Korea	—
Tiger Eyes 2nd Co., Ltd. ( *2)(*5)	Asset securitization	0.0	—	Korea	—
Woori Display 2nd Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	December 31
Woori Dream 2nd Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	December 31
Woori H 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	December 31
Woori K 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	December 31
Woori S 1st Co., Ltd. ( *2)	Asset securitization	0.0	0.0	Korea	December 31

F-1
5

		Percentage of ownership (%)		Location	Financial statements date of use
Subsidiaries	Main business	December 31, 2021	December 31, 2022
Woori Display 3rd Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	December 31
TY 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	December 31
Woori-HJ 3rd Co., Ltd. (*2)(*5)	Asset securitization	0.0	—	Korea	—
Woori K 2nd Co., Ltd. (*2)(*5)	Asset securitization	0.0	—	Korea	—
Woori KC No.1 Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	December 31
Quantum Jump the 2nd Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	December 31
Quantum Jump the 1st Co., Ltd. (*2)(*5)	Asset securitization	0.0	—	Korea	—
Woori BK the 1st Co., Ltd. (*2)(*5)	Asset securitization	0.0	—	Korea	—
Woori-HC 1st Co., Ltd. (*2)(*5)	Asset securitization	0.0	—	Korea	—
Wivi Synergy 1st Co.,Ltd. (*2)(*5)	Asset securitization	0.0	—	Korea	—
ATLANTIC TRANSPORTATION 1 S.A. (*2)	Asset securitization	0.0	0.0	Marshall islands	December 31
Woori Gongdeok First Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	December 31
HD Project Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	December 31
Woori HW 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	December 31
Woori HC 2nd Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	December 31
Woori Dream 3rd Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	December 31
Woori SJS 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	December 31
Woori Steel 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	December 31
SPG the 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	December 31
Woori-HWC 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	December 31
Woori HC 3rd Co., Ltd. (*2).	Asset securitization	0.0	0.0	Korea	December 31
Woori Park I 1st co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	December 31
Woori DS 1st co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	December 31
Woori HC 4th Co., Ltd. (*2).	Asset securitization	0.0	0.0	Korea	December 31
Woori SKR 1st Co., Ltd. (*2).	Asset securitization	0.0	0.0	Korea	December 31
Woori H chemical 1st Co.,Ltd. (*2)	Asset securitization	0.0	0.0	Korea	December 31
HE the 1st Co.,Ltd. (*2)	Asset securitization	0.0	0.0	Korea	December 31
Woori Hub The 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	December 31
Woori K The 3rd Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	December 31
Woori KF 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	December 31
WooriI TS 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	December 31
Woori H Square 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	December 31
Woori L Yongsan 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	December 31
Woori HC 5th Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	December 31
Woori Ladena 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	December 31
Woori HR 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	December 31
Woori Lotte Dongtan 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	December 31
Woori HC 6th Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	December 31
Woori ECO 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	December 31
Woori HO 1th Co., Ltd. (*2)	Asset securitization	—	0.0	Korea	December 31
Woori ESG 1st Co.,Ltd. (*2)	Asset securitization	—	0.0	Korea	December 31
Woori Osiria 1st Co.,Ltd. (*2)	Asset securitization	—	0.0	Korea	December 31
Woori Eco 2nd Co.,Ltd. (*2)	Asset securitization	—	0.0	Korea	December 31
Gangnam Landmark 2nd Co., Ltd (*2)	Asset securitization	—	0.0	Korea	December 31
Woori HP the 1st co.,Ltd. (*2)	Asset securitization	—	0.0	Korea	December 31
G5 Pro Short-term Bond Investment Fund 13 (*3)(*5)	Securities investment and others	100.0	—	Korea	—
Heungkuk Global Private Placement Investment Trust No. 1 (*3)	Securities investment and others	98.8	98.8	Korea	December 31
AI Partners UK Water Supply Private Placement Investment Trust No.2 (*3)	Securities investment and others	97.3	97.3	England	December 31
Multi Asset Global Real Estate Investment Trust No. 5-2 (*3)	Securities investment and others	99.0	99.0	Korea	December 31
IGIS Australia Investment Trust No. 209-1 (*3)	Securities investment and others	99.4	99.4	Korea	December 31
INMARK Spain Private Placement Real Estate Investment Trust No. 26-2 (*3)	Securities investment and others	97.7	97.7	Korea	December 31
Woori G Japan General Type Private Real Estate Feeder Investment Trust No.1-2 (*3)	Securities investment and others	98.8	98.8	Korea	December 31
IGIS Global Private Placement Real Estate Fund No. 316-1 (*3)	Securities investment and others	99.3	99.3	Korea	December 31
Woori G Secondary Private Placement Investment Trust No. 1 (*3)	Securities investment and others	98.1	98.3	Korea	December 31

F-1
6

		Percentage of ownership (%)		Location	Financial statements date of use
Subsidiaries	Main business	December 31, 2021	December 31, 2022
Woori G Japan Blind General Type Private Real Estate Feeder Investment Trust No.1 (*3)	Securities investment and others	99.8	99.9	Korea	December 31
JB Airline Private Placement Investment Trust No.8 (*3)	Securities investment and others	97.0	97.0	Korea	December 31
Kiwoom Harmony Private Placement Investment Trust No. 2 (*3)	Securities investment and others	97.1	97.1	Korea	December 31
Kiwoom Harmony Private Placement Investment Trust No. 1 (*3)	Securities investment and others	96.0	97.2	Korea	December 31
Kiwoom Frontier Private Investment Trust No.23[Bond] (*3)	Securities investment and others	—	99.8	Korea	December 31
Principal Guaranteed Trust (*4)	Trust	0.0	0.0	Korea	December 31
Principal and Interest Guaranteed Trust (*4)	Trust	0.0	0.0	Korea	December 31
Held by Multi Asset Global Real Estate Investment Trust No. 5-2
MAGI No.5 LuxCo S.a.r.l.	Asset securitization	54.6	54.6	Luxembourg	December 31
Held by MAGI No.5 LuxCo S.a.r.l.
ADP 16 Brussels	Asset securitization	99.9	99.9	Belgium	December 31
Held by Woori Card Co., Ltd.
TUTU Finance –WCI Myanmar Co., Ltd.	Finance	100.0	100.0	Myanmar	December 31
PT Woori Finance Indonesia Tbk.	Finance	—	82.0	Indonesia	December 31
Woori Card 2018-1 Securitization Specialty Co., Ltd. (*2)(*5)	Asset securitization	0.5	—	Korea	—
Woori Card 2019-1 Asset Securitization Specialty Co., Ltd. ( *2)	Asset securitization	0.5	0.5	Korea	December 31
Woori Card 2020-1 Asset Securitization Specialty Co., Ltd. (*2)	Asset securitization	0.5	0.5	Korea	December 31
Woori Card 2021-1 Asset Securitization Specialty Co., Ltd. (*2)	Asset securitization	0.5	0.5	Korea	December 31
Woori Card 2022-1 Asset Securitization Specialty Co., Ltd. ( *2)	Asset securitization	—	0.5	Korea	December 31
Woori Card 2022-2 Asset Securitization Specialty Co., Ltd. (*2)	Asset securitization	—	0.5	Korea	December 31
Woori Card 2023-1 Asset Securitization Specialty Co., Ltd. (*2)	Asset securitization	—	0.5	Korea	December 31
Held by Woori Financial Capital Co., Ltd.
ACE Auto Invest the 48th Securitization Specialty Co., Ltd. (*2)(*5)	Asset securitization	1.0	—	Korea	—
ACE Auto Invest the 49th Securitization Specialty Co., Ltd. (*2)(*5)	Asset securitization	1.0	—	Korea	—
Specified Money Market Trust	Trust	—	100.0	Korea	December 31
Held by Woori Investment Bank Co., Ltd.
Seari First Securitization Specialty Co., Ltd. (*2)(*5)	Asset securitization	5.0	—	Korea	—
Seari Second Securitization Specialty Co., Ltd. ( *2)	Asset securitization	5.0	5.0	Korea	December 31
Namjong 1st Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	December 31
Bukgeum First Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	December 31
Bukgeum Second Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	December 31
WS1909 Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	December 31
WS2003 Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	December 31
WS2006 Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	December 31
WJ2008 Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	December 31
WH2103 Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	December 31
WN2103 Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	December 31

F-1
7

		Percentage of ownership (%)		Location	Financial statements date of use
Subsidiaries	Main business	December 31, 2021	December 31, 2022
WH2106 Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	December 31
One Punch Korea the 1st Co., Ltd. (*2)(*5)	Asset securitization	0.0	—	Korea	—
One Punch blue the 1 st Co., Ltd. (*2)(*5)	Asset securitization	0.0	—	Korea	—
One Punch red the 1 st Co., Ltd. (*2)(*5)	Asset securitization	0.0	—	Korea	—
Held by Woori Asset Management Corp.
Woori China Convertible Bond Hedging feeder Investment Trust H (debt-oriented hybrid) (*3)	Securities investment and others	93.6	88.0	Korea	December 31
Woori Together TDF 2025 (*3)(*5)	Securities investment and others	34.1	—	Korea	—
Woori Together TDF 2030 (*3)(*5)	Securities investment and others	32.3	—	Korea	—
Woori Together TDF 2035 (*3)	Securities investment and others	56.0	57.1	Korea	December 31
Woori Together TDF 2040 (*3)	Securities investment and others	55.7	58.3	Korea	December 31
Woori Together TDF 2045 (*3)	Securities investment and others	65.2	69.3	Korea	December 31
Woori Together TDF 2050 (*3)	Securities investment and others	63.6	66.3	Korea	December 31
Woori Star50 Feeder Fund(H) (*3)(*5)	Securities investment and others	44.8	—	Korea	—
Woori BIG2 Plus Securities Investment Trust (Balanced Bond) (*3)(*5)	Securities investment and others	40.8	—	Korea	—
Woori Franklin Technology Master Fund (USD) (*3)(*11)	Securities investment and others	—	91.1	Korea	December 31
Woori Franklin Technology Feeder Fund (H) (*3)	Securities investment and others	—	71.8	Korea	December 31
Woori Together OCIO Target Return Master fund (*3)(*11)	Securities investment and others	—	100.0	Korea	December 31
Woori Together OCIO Target Return Feeder fund (*3)	Securities investment and others	—	81.2	Korea	December 31
Woori High Graded Bond Target Return Fund 1 (*3)	Securities investment and others	—	77.0	Korea	December 31
Woori Multi Return Private Equity 2 (*3)	Securities investment and others	—	30.9	Korea	December 31
Held by Woori Financial F&I Co., Ltd.
WI2203 Securitization Specialty Co., Ltd. (*2)	Asset securitization	—	5.0	Korea	December 31
WM2203 Asset Securitization Specialty Co., Ltd. (*2)	Asset securitization	—	5.0	Korea	December 31
WNI2206 Asset Securitization Specialty Co., Ltd. (*2)	Asset securitization	—	5.0	Korea	December 31
WI2209 Securitization Specialty Co., Ltd. (*2)	Asset securitization	—	5.0	Korea	December 31
WN2212 Asset Securitization Specialty Co., Ltd. (*2)	Asset securitization	—	5.0	Korea	December 31
WK2212 Asset Securitization Specialty Co., Ltd. (*2)	Asset securitization	—	5.0	Korea	December 31
Held by Woori Financial Capital Co., Ltd., Woori Private Equity Asset Management Co., Ltd. and Woori Investment Bank Co., Ltd. (*6)
Japanese Hotel Real Estate Private Equity Fund 1 (*3)	Securities investment and others	100.0	100.0	Korea	December 31
Held by Woori Global Asset Management Co., Ltd.
Woori G Global Multi Asset Income Private Placement Investment Trust_Class Cs (*3)	Securities investment and others	37.9	37.9	Korea	December 31
Woori G Happy Retirement Lifetime Income TIF Mixed Asset Investment Trust[FoF] C(Y) (*3)	Securities investment and others	—	99.3	Korea	December 31

F-1
8

		Percentage of ownership (%)		Location	Financial statements date of use
Subsidiaries	Main business	December 31, 2021	December 31, 2022
Held by Woori Bank, Woori Financial Capital Co., Ltd., Woori Investment Bank Co., Ltd., Woori Savings Bank and Woori Private Equity Asset Management Co., Ltd. (*6)
Woori Innovative Growth Professional Investment Type Private Investment Trust No.1 (*3)	Securities investment and others	90.0	90.0	Korea	December 31
Held by Woori Bank, Woori Financial Capital Co., Ltd., Woori Investment Bank Co., Ltd. and Woori Private Equity Asset Management Co., Ltd. (*6)
Woori Innovative Growth Professional Investment Type Private Investment Trust No.2 (*3)	Securities investment and others	85.0	85.0	Korea	December 31
Woori Innovative Growth New Deal Private Investment Trust No.3 (*3)	Securities investment and others	94.3	94.3	Korea	December 31
Held by Woori Bank, Woori Financial Capital Co., Ltd., and Woori Investment Bank Co., Ltd. (*6)
Woori G GP Commitment Loan General Type Private Investment Trust No.1 (*3)	Securities investment and others	100.0	100.0	Korea	December 31
Woori G Equity Bridge Loan General Type Private Investment Trust No.1 (*3)	Securities investment and others	80.0	80.0	Korea	December 31
Woori G GP Commitment Loan General Type Private Investment Trust No.2 (*3)	Securities investment and others	—	100.0	Korea	December 31
Held by Woori Bank, Woori Financial Capital Co., Ltd., and Woori Global Asset Management Co., Ltd. (*6)
Woori G New Deal(Infrastructure) Policy Fund No.1 (*3)	Securities investment and others	—	70.0	Korea	December 31
Held by Woori bank and Woori Investment Bank Co., Ltd. (*6)
Heungkuk Woori Tech Company Private Placement Investment Trust No. 1 (*3)(*5)	Securities investment and others	100.0	—	Korea	—
Woori Global Development Infrastructure Synergy Company Private Placement Investment Trust No.1 (*3)	Securities investment and others	100.0	100.0	Korea	December 31
Woori G NorthAmerica Infra Private Placement Investment Trust No. 1 (*3)	Securities investment and others	100.0	100.0	Korea	December 31
Woori G Infrastructure New Deal Specialized Investment Private Equity Investment Trust No. 1 (*3)	Securities investment and others	100.0	100.0	Korea	December 31
Woori G General Type Private Real Estate Investment Trust No.2 (*3)	Securities investment and others	30.1	30.1	Korea	December 31
Woori G ESG Infrastructure Development General Type Private Investment Trust No.1 (*3)	Securities investment and others	100.0	100.0	Korea	December 31
Held by Woori bank (*6)
Woori G WooriBank Partners General Type Private Investment Trust No.1 (*3)	Securities investment and others	92.6	92.6	Korea	December 31
Woori G General Type Private Real Estate Investment Trust No.1 (*3)	Securities investment and others	80.0	80.0	Korea	December 31
Woori G Global Mid-market Secondary General Type Private Investment Trust No.1(EUR) (*3)	Securities investment and others	80.0	80.0	Korea	December 31
Woori G Woori Bank Partners Professional Type Private Investment Trust No. 2 (*3)	Securities investment and others	90.9	90.9	Korea	December 31
Woori G General Type Private Real Estate Investment Trust No.5 (*3)	Securities investment and others	87.0	86.8	Korea	December 31
Woori G Senior Loan General Type Private Investment Trust No.2 (*3)	Securities investment and others	—	50.0	Korea	December 31
Woori G Government Bond MMF C/I (*3)	Securities investment and others	—	46.0	Korea	December 31

9

		Percentage of ownership (%)		Location	Financial statements date of use
Subsidiaries	Main business	December 31, 2021	December 31, 2022
Held by Woori Bank and Woori Financial Capital Co., Ltd. (*6)
Woori G Renewable New Deal Fund No.1 (*3)	Securities investment and others	—	60.0	Korea	December 31
Woori G Equity Investment General Type Private Investment Trust No.1 (*3)	Securities investment and others	—	100.0	Korea	December 31
Woori Busan Logistics Infra Private Placement Special Asset Investment Trust (*3)	Securities investment and others	—	100.0	Korea	December 31
Held by Woori Financial Capital Co., Ltd. (*6)
Woori G Japan Private Placement Real Estate Feeder Investment Trust No.1-1 (*3)	Securities investment and others	63.2	63.2	Korea	December 31
Held by Woori Bank, Woori Card Co., Woori Financial Capital Co., Ltd. and Woori Investment Bank Co., Ltd. (*6)
Woori FG Digital Investment Fund 1st (*3)	Securities investment and others	—	100.0	Korea	December 31
Held by Woori G Japan Private Placement Real Estate Feeder Investment Trust No.1-1 and Woori G Japan Investment Trust No. 1-2 (*6)
Woori G Japan Private Placement Real Estate Master Investment Trust No.1 (*3)	Securities investment and others	100.0	100.0	Korea	December 31
Held by Woori Financial Capital Co., Ltd. and Woori Investment Bank Co., Ltd. (*6)
Woori G Japan Private Placement Real Estate Master Investment Trust No.2-1 (*3)	Securities investment and others	100.0	100.0	Korea	December 31
Held by Woori G Japan Private Placement Real Estate Master Investment Trust No.1 and Woori G Japan Private Placement Real Estate Master Investment Trust No.2-1 (*6)
Woori G Japan Private Placement Real Estate Master Investment Trust No.2 (*3)	Securities investment and others	100.0	100.0	Korea	December 31
Held by Woori G Japan Private Placement Real Estate Master Investment Trust No.1 GK OK Chatan (*3)	Other financial services	99.9	99.9	Japan	October 31 (*8)
Held by Woori G Japan Blind General Type Private Real Estate Feeder Investment Trust No.1 (*6)
Woori G Private Placement Investment Trust No. 3 (*3)	Securities investment and others	—	76.5	Korea	December 31
Held by Woori G Private Placement Investment Trust No. 3 GK Woorido	Other financial services	—	100.0	Japan	December 31
Held by Woori G Infrastructure New Deal General Type Private Investment Trust (*6)
Woori Seoul- Chuncheon Highway Private Placement Special Asset Investment Trust No.1 (*3)	Securities investment and others	—	48.0	Korea	December 31

(*1)	Additional investment occurred made for year ended December 31, 2021.
(*2)
T
he entity is a structured entity for the purpose of asset securitization. Although the Group is not a majority shareholder, the Group 1) has the power over the investee, 2) is exposed to or has rights to variable returns from its involvement with the investee, and 3) has the ability to use its power to affect its returns
.

(*3)
The entity is a structured entity for the purpose of investment in securities. Although the Group is not a majority shareholder, the Group 1) has the power over the investee, 2) is exposed to or has rights to variable returns from its involvement with the investee, and 3) has the ability to use its power to affect its returns.

(*4)
The entity is a ‘money trust’ under the Financial Investment Services and Capital Markets Act. Although the Group is not a majority shareholder, the Group 1) has the power over the investee, 2) is exposed to or has rights to variable returns from its involvement with the investee, and 3) has the ability to use its power to affect its returns.

(*5)	Companies are excluded from the consolidation as of December 31, 2022.

F-
20

(*6)
Determined that the Group controls the investees, considering the Group 1) has the power over the investee, 2) is exposed to or has rights to variable returns
from its involvement with the investee, and 3) has the ability to use its power to affect its returns, by two or more subsidiaries’ investment or operation.

(*7)	During March 2021, the Parent company acquired a 100% equity of Woori Financial Savings Bank from the Parent company’s subsidiary Woori Financial Capital Co., Ltd.
(*8)	As the financial statements for the end of the reporting period were not available, the most recent financial statements available from the date of settlement were used.
(*9)	The Parent company’s subsidiary WB Finance Co., Ltd. has changed the name to WOORI BANK (CAMBODIA) PLC.
(*10)
The Russia—Ukraine conflict has been escalated in February 2022, Russia is imposed to the international sanctions. Due to the sanctions, the lack of liquidity in the Russian foreign exchange market as well as the significant decline in value of the Rubles and the decline in value of Russian companies’ securities are in progress. As a result, the Group may experience situations such as a decrease in value of financial assets or operating assets owned by the Group regarding the conflict, an increase in receivable payment terms, limitation to transfer funds, decrease in the profit. As of December 31, 2022, the Group expects such conflict and sanctions would have financial impacts on the business of AO Woori Bank, one of the subsidiaries, in the future. However, the Group cannot reasonably predict the financial impacts because it is very uncertain to estimate the impact on the Group’s financial position and business performance.

(*11)	As a master-feeder fund, it is the percentage of the feeder fund’s ownership in the master fund.

(3)	The Group has not consolidated the following entities as of December 31, 2021 and 2022 despite having more than 50% ownership interest:

	As of December 31, 2021
Subsidiaries	Location	Main Business	Percentage of ownership (%)
Mirae Asset Maps Clean Water Private Equity Investment Trust 7th (*1)	Korea	Securities Investment	59.7
Kiwoom Yonsei Private Equity Investment Trust (*1)	Korea	Securities Investment	88.9
IGIS Europe Private Placement Real Estate Fund No. 163-2 (*2)(*4)	Korea	Securities Investment	97.9
IGIS Global Private Placement Real Estate Fund No. 148-1 (*1)(*4)	Korea	Securities Investment	75.0
IGIS Global Private Placement Real Estate Fund No. 148-2 ( *1)(*4)	Korea	Securities Investment	75.0
Mirae Asset Seoul Ring Expressway Private Special Asset Fund No. 1 (*1)(*4)	Korea	Securities Investment	66.7
Hangkang Sewage Treatment Plant Fund (*1)(*4)	Korea	Securities Investment	55.6
Korea Investment Pocheon Hwado Expressway Professional Investment Fund (*1)(*4)	Korea	Securities Investment	55.2
Midas Global Private Placement Real Estate Investment Trust No. 7-2 (*1)(*4)	Korea	Securities Investment	58.3
Together-Korea Government Private Pool Private Securities Investment Trust No.3 (*3)(*4)	Korea	Securities Investment	100.0
INMARK France Private Placement Investment Trust No. 18-1 (*1)(*4)	Korea	Securities Investment	93.8
Kiwoom Vibrato Private Placement Investment Trust 1-W(EUR) (*2)(*4)	Korea	Securities Investment	99.5
KOTAM Global Infrastructure Private Equity Investment Trust No. 1-4 (*2)	Korea	Securities Investment	99.7
Hana UBS Class One Private Equity No. 3 C2 (*1)	Korea	Securities Investment	51.0
Consus Gyeongju Green Private Equity Investment Trust No. 1 (*1)(*4)	Korea	Securities Investment	50.0
Kiwoom Harmony Private Placement Investment Trust No. 3 (*1)(*4)	Korea	Securities Investment	77.4
Consus Solar Energy Private Placement Investment Truns No.1 (*1)	Korea	Securities Investment	50.0

(*1)
The Group does not have power over the discretionary fund because the fund manager has the sole authority to decide the relevant activities of the investee. The fund manager’s delegated power is exercised not only for the Group, but also for other investors as well. The Group does not have the power over the fund’s activities even though it holds more than 50% of ownership interest.

(*2)
The Group does not have power over the fund of funds because the Group cannot decide the relevant activities of the fund through the related contract.
The
Group does not have the power over the fund’s activities even though it holds more than 50% of ownership interest.

F-
21

(*3)
The Group does not have power over the stock market stabilization fund as the fund’s relevant activities are determined by the management committee, over which the Group does not have substantial control. The Group does not have the power over the fund’s activities even though it holds more than 50% of ownership interest.

(*4)	In accordance with the amendment to the Capital Market Act, a specialized investment type private equity fund has been changed to a general private equity fund during the prior period.

	As of December 31, 2022
Subsidiaries	Location	Main Business	Percentage of ownership (%)
Mirae Asset Maps Clean Water Private Equity Investment Trust 7th (*1)	Korea	Securities Investment	57.6
Kiwoom Yonsei Private Equity Investment Trust (*1)	Korea	Securities Investment	88.9
IGIS Europe Private Placement Real Estate Fund No. 163-2 (*2)	Korea	Securities Investment	97.8
IGIS Global Private Placement Real Estate Fund No. 148-1 (*1)	Korea	Securities Investment	75.0
IGIS Global Private Placement Real Estate Fund No. 148-2 (*1)	Korea	Securities Investment	75.0
Mirae Asset Seoul Ring Expressway Private Special Asset Fund No. 1 (*1)	Korea	Securities Investment	66.7
Hangkang Sewage Treatment Plant Fund (*1)	Korea	Securities Investment	55.6
Korea Investment Pocheon Hwado Expressway Professional Investment Fund (*1)	Korea	Securities Investment	55.2
Midas Global Private Placement Real Estate Investment Trust No. 7-2 (*1)	Korea	Securities Investment	58.3
Together-Korea Government Private Pool Private Securities Investment Trust No.3 (*3)	Korea	Securities Investment	100.0
INMARK France Private Placement Investment Trust No. 18-1 (*1)	Korea	Securities Investment	93.8
Kiwoom Vibrato Private Placement Investment Trust 1-W(EUR) (*2)	Korea	Securities Investment	99.5
KOTAM Global Infra Private Fund 1-4 (*2)	Korea	Securities Investment	99.7
UBSHana Class 1 Special Asset Investment Trust 3 Class C 2 (*1)	Korea	Securities Investment	51.0
Consus GyeongJu Green Specialized Private Special Asset Investment Trust 1 (*1)	Korea	Securities Investment	50.0
Kiwoom Harmony Private Placement Investment Trust No. 3 (*1)	Korea	Securities Investment	77.4
Consus Solar Energy Private Placement Investment Truns No.1 (*1)	Korea	Securities Investment	50.0
IGIS ESG General Private Investment Trust No.1 (*1)	Korea	Securities Investment	60.0
Kiwoom Aurora Geneal Type Private Placement Investment Trust No. 2 (*1)	Korea	Securities Investment	60.0
NH-Amundi WSCP VIII Private Fund 2 (*1)	Korea	Securities Investment	65.2
AI Partners Global Infrastructure Specialized Privately Placed Feeder Fund Trust No. 2 (*2)	Korea	Securities Investment	100.0
Hangang new deal infra BTL fund 4 (HNBF4) (*1)	Korea	Securities Investment	60.0
Rifa Qualified Investors Private Real Estate Investment Trust No.40 (*2)	Korea	Securities Investment	55.0

(*1)
The Group does not have power over the discretionary fund because the fund manager has the sole authority to decide the relevant activities of the investee. The fund manager’s delegated power is exercised not only for the Group, but also for other investors as well. The Group does not have the power over the fund’s activities even though it holds more than 50% of ownership interest.

(*2)
The Group does not have power over the fund of funds because the Group cannot decide the relevant activities of the fund through the related contract. The Group does not have the power over the fund’s activities even though it holds more than 50% of ownership interest.

(*3)
The Group does not have power over the stock market stabilization fund as the fund’s relevant activities are determined by the management committee, over which the Group does not have substantial control. The Group does not have the power over the fund’s activities even though it holds more than 50% of ownership interest.

F-
22

(4)
The summarized financial information of the major subsidiaries are as follows. The financial information of each subsidiary was prepared on the basis of consolidated financial statements. (Unit: Korean Won in millions):

	As of and for the year ended December 31, 2021
Subsidiaries	Assets	Liabilities	Operating revenue	Net income (loss) attributable to owners	Comprehensive income (loss) attributable to owners
Woori Bank	415,976,627	391,360,200	24,311,964	2,330,433	2,478,754
Woori Card Co., Ltd.	14,116,832	11,858,065	1,528,680	200,726	210,316
Woori Financial Capital Co., Ltd.	10,259,868	9,073,104	997,655	140,579	141,275
Woori Investment Bank Co., Ltd.	5,159,742	4,559,856	303,253	79,924	79,747
Woori Asset Trust Co., Ltd.	254,773	86,418	94,228	40,300	40,263
Woori Asset Management Corp.	151,651	30,144	33,343	8,244	8,458
Woori Savings Bank	1,444,508	1,222,888	85,813	15,315	14,926
Woori Credit Information Co., Ltd.	40,510	8,532	37,507	1,563	1,513
Woori Fund Service Co., Ltd.	22,168	2,582	15,618	3,570	3,570
Woori Private Equity Asset Management Co., Ltd.	42,790	4,652	4,230	2,209	2,113
Woori Global Asset Management Co., Ltd.	35,265	7,579	11,785	(441)	(441)
Woori FIS Co., Ltd.	105,138	59,225	270,393	1,587	8,010
Woori Finance Research Institute Co., Ltd.	5,864	2,257	6,812	57	64

	As of and for the year ended December 31, 2022
Subsidiaries	Assets	Liabilities	Operating revenue	Net income (loss) attributable to owners	Comprehensive income (loss) attributable to owners
Woori Bank	443,340,979	417,583,793	38,656,623	2,937,257	2,696,965
Woori Card Co., Ltd.	16,118,967	13,692,456	1,845,296	204,385	199,397
Woori Financial Capital Co., Ltd.	12,581,473	11,040,754	1,323,574	183,328	189,765
Woori Investment Bank Co., Ltd.	5,657,191	4,982,410	406,157	91,794	92,379
Woori Asset Trust Co., Ltd.	322,098	94,573	137,114	60,319	60,316
Woori Savings Bank	1,786,495	1,556,679	110,868	10,607	10,998
Woori Asset Management Corp.	185,389	62,568	35,019	1,259	1,314
Woori Financial F&I Co., Ltd.	336,141	135,562	8,086	867	867
Woori Credit Information Co., Ltd.	42,832	9,240	38,549	1,784	2,083
Woori Fund Service Co., Ltd.	25,094	2,691	16,337	3,917	3,917
Woori Private Equity Asset Management Co., Ltd	94,434	4,672	7,830	1,902	1,872
Woori Global Asset Management Co., Ltd.	34,988	7,090	13,711	211	211
Woori FIS Co., Ltd.	112,117	54,645	296,235	1,069	11,559
Woori Finance Research Institute Co., Ltd.	6,456	2,604	7,006	46	245

F-2
3

(5)	The financial support that the Group provides to consolidated structured entities is as follows:

•	Structured entity for asset securitization
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
As of December 31, 2021 and 2022, the Group provides 2,480,131 million
W
on and 231,309 million
W
on of credit facilities, respectively, for the structured entities mentioned above. As of December 31, 2021 and 2022, the purchase commitment amounts to 2,263,387 million
W
on and 2,545,164 million
W
on, respectively.

(6)
The Group has entered into various agreements with structured entities such as asset securitization, structured finance, investment fund, and trust contract. The characteristics of interests and the nature of risks related to unconsolidated structured entities over which the Group does not have control in accordance with IFRS 10 are as follows:

The interests in unconsolidated structured entities that the Group hold are classified into asset securitization, structured finance, investment fund and real-estate trust, based on the nature and the purpose of each structured entity.
Unconsolidated structured entities classified as ‘asset securitization’ are entities that issue asset-backed securities, pay the principal and interest or distributes dividends on asset-backed securities through borrowings or profits from the management, operation and sale of securitized assets. The Group has been purchasing commitments of asset-backed securities or issuing asset-backed securities through credit grants, and recognizes related interest or fee revenue. There are entities that provide additional funding and conditional debt acquisition commitments before the Group’s financial support, but the Group is still exposed to losses arising from the purchase of financial assets issued by the structured entities when it fails to renew the securities.
Unconsolidated structured entities classified as ‘structured finance’ include real estate project financing investment vehicle, social overhead capital companies, and special purpose companies for ship (aircraft) financing. Each entity is incorporated as a separate company with a limited purpose in order to efficiently pursue business goals and the fund is raised by equity investment or loans from financial institutions and participating institutions. ‘Structured financing’ is a financing method for large-scale risky business, with investments made based on feasibility of the specific business or project, instead of credit of business owner or physical collaterals. The investors receive profits from the operation of the business. The Group recognizes interest revenue, profit or loss from assessment or transactions of financial instruments, or dividend income. With regard to uncertainties involving structured financing, there are entities that provide financial support such as additional fund,

F-2
4

guarantees and prioritized credit grants prior to the Group’s intervention, but the Group is exposed to possible losses due to loss of principal from reduction in investment value or irrecoverable loans arising from failure to collect scheduled cash flows and cessation of projects.
Unconsolidated structured entities classified as ‘investment funds’ include investment trusts and private equity funds. An investment trust orders the investment and operation of funds to the trust manager in accordance with trust contract with profits distributed to the investors. Private equity funds finances money required to acquire equity securities to enable direction of management and/or improvement of ownership structure, with profit distributed to the investors. The Group recognizes pro rata amount of dividend income as an investor in the same way as ‘structured finance’, and may be exposed to losses due to reduction in investment value. Investments in MMF(Money Market Funds) as of December 31, 2021 and 2022 are 853,140 million
W
on and 875,470 million
W
on, respectively, and there is no additional commitments for MMF.
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
The total assets of the unconsolidated structured entity held by the Group, the carrying amount of the items recognized in the consolidated financial statements, the maximum loss exposure, and the losses from the unconsolidated structured entity are as follows. The maximum loss exposure includes the amount of investment recognized in the consolidated financial statements and the amount that is likely to be confirmed in the future when satisfies certain conditions by contracts such as purchase commitments, credit offerings.

	(unit : Korean Won in millions)
	December 31, 2021
	Asset securitization	Structured Finance	Investment Fund	Real-estate trust
Total asset of the unconsolidated structured entities	15,640,521	94,969,317	94,675,732	1,398,508
Assets recognized in the consolidated financial statements related to the unconsolidated structured entities	8,518,101	4,633,475	4,214,747	54,662
Financial assets at FVTPL	374,423	5,021	3,550,532	10,665
Financial assets at FVTOCI	3,878,882	46,478	—	—
Financial assets at amortized cost	4,264,626	4,579,367	71,662	43,997
Investments in joint ventures and associates	—	—	592,553	—
Derivative assets	170	2,609	—	—
Liabilities recognized in the consolidated financial statements related to the unconsolidated structured entities	677	1,536	—	2,964
Derivative liabilities	—	673	—	—
Other liabilities (provisions)	677	863	—	2,964
The maximum exposure to risks	8,739,034	5,728,977	4,221,072	115,212
Investment assets	8,518,101	4,633,475	4,214,747	54,662
Credit offerings and others	220,933	1,095,502	6,325	60,550
Loss recognized on unconsolidated structured entities	183	11,872	71,309	282

F-2
5

	(unit : Korean Won in millions)
	December 31, 2022
	Asset securitization	Structured Finance	Investment Fund	Real-estate trust
Total asset of the unconsolidated structured entities	14,856,750	82,724,618	132,264,383	1,316,930
Assets recognized in the consolidated financial statements related to the unconsolidated structured entities	8,051,144	5,537,836	4,964,712	40,073
Financial assets at FVTPL	258,552	6,642	4,397,416	10,480
Financial assets at FVTOCI	3,213,331	45,735	—	—
Financial assets at amortized cost	4,579,261	5,485,336	31,124	29,593
Investments in joint ventures and associates	—	—	535,427	—
Derivative assets	—	123	745	—
Liabilities recognized in the consolidated financial statements related to the unconsolidated structured entities	824	6,606	2,091	5,760
Derivative liabilities	729	4,975	2,091	—
Other liabilities (provisions)	95	1,631	—	5,760
The maximum exposure to risks	8,153,111	6,086,831	9,322,308	92,856
Investment assets	8,051,144	5,537,836	4,964,712	40,073
Purchase commitment	—	—	4,352,518	—
Credit offerings and others	101,967	548,995	5,078	52,783
Loss recognized on unconsolidated structured entities	—	17,388	113,976	1,040

(7)
As of December 31, 2021 and 2022, the share of
non-controlling
interests on the net income and equity of subsidiaries in which non-controlling
interests are significant are as follows (Unit: Korean Won in millions):

1) Accumulated
non-controlling
interests at the end of the reporting period

	December 31, 2021	December 31, 2022
Woori Bank (*)	2,555,166	2,344,816
Woori Investment Bank Co., Ltd.	251,879	283,221
Woori Asset Trust Co., Ltd.	60,726	78,434
Woori Asset Management Corp	33,768	34,073
PT Bank Woori Saudara Indonesia 1906 Tbk	87,741	92,118
Wealth Development Bank	20,835	20,759
PT Woori Finance Indonesia Tbk.	—	13,964

(*)	Hybrid securities issued by Woori Bank
2) Net income attributable to
non-controlling
interests

	For the years ended December 31
	2020	2021	2022
Woori Bank (*)	162,362	144,923	113,995
Woori Financial Capital Co., Ltd.	1,466	17,949	—
Woori Investment Bank Co., Ltd.	25,643	33,274	38,319
Woori Asset Trust Co., Ltd.	9,732	11,366	18,074
Woori Asset Management Corp	1,699	2,341	290
PT Bank Woori Saudara Indonesia 1906 Tbk	6,040	8,619	10,806
Wealth Development Bank	1,130	928	401
PT Woori Finance Indonesia Tbk.	—	—	379

(*)	Distribution of the hybrid securities issued by Woori Bank

F-2
6

3) Dividends to
non-controlling
interests

	For the years ended December 31
	2020	2021	2022
Woori Bank (*)	162,362	144,923	113,995
Woori Financial Capital Co., Ltd.	—	4,121	—
Woori Investment Bank Co., Ltd.	—	3,610	7,219
Woori Asset Trust Co., Ltd.	365	365	365
PT Bank Woori Saudara Indonesia 1906 Tbk	1,669	1,262	2,330

(*)	Distribution of the hybrid securities issued by Woori Bank
2. BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES
(1) Basis of presentation
The Group’s consolidated financial statements are prepared in accordance with Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).
The Group operates primarily in Korea and its official accounting records are maintained in Korean Won. The United States dollar (“U.S. dollar” or “US$” or “USD”) amounts are provided herein as supplementary information solely for the convenience of readers outside Korea. Korean Won amounts are expressed in U.S. Dollars at the rate of
1,260.2
Korean Won to US$1.00, the noon buying
exchange
rate in effect on December 31, 2022, as quoted by the Federal Reserve Bank of New York in the United States. Such convenience translation into U.S. Dollars should not be construed as representations that Korean Won amounts have been, could have been, or could in the future be, converted at this or any other rate of exchange.
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
Meanwhile, the consolidated financial statements of the Group were approved by the Board of Directors on March 3, 2023, and the final approval was made in the annual general shareholders’ meeting on March 24, 2023.
1) The standards and interpretations that are newly adopted by the Group during the current period, and the changes in accounting policies thereof are as follows:

①	IAS 7 ‘ Statement of cash flow ’—Cash and cash equivalents
The Group did not classify deposits with restrictions under relevant regulations, such as reserve deposits, as cash and cash equivalents. However, in accordance of the IFRS Interpretation Committee’s agenda decision in April 2022 ‘Demand deposits restricted on use under contracts with third parties’ and reply to IFRS inquiries ‘whether the reserve deposit should be classified as cash and cash equivalents’ the policy was changed to classifying the reserve deposits with restrictions under relevant regulations which meet the criteria of demand deposits as cash and cash equivalent and applied the modification retrospectively. The impact of this change in accounting policy is as follows:

a)	Impact on the statements of financial position

	December 31, 2022	December 31, 2021	January 1, 2021
Increase in cash and cash equivalents	22,965,162	13,047,255	7,352,253
Decrease in loans and other financial assets at amortized cost	(22,965,162)	(13,047,255)	(7,352,253)

F-2
7

b)	Impact on the statements of cash flow

	December 31, 2022	December 31, 2021
Increase in cash flows from operating activities	9,981,310	5,600,710
Increase in exchange rate changes on cash and cash equivalents denominated in foreign currencies	(63,403)	94,292
Net increase in cash and cash equivalents	9,981,310	5,600,710
Increase in cash and cash equivalents, the beginning of the year	13,047,255	7,352,253
Increase in cash and cash equivalents, the end of the year	22,965,162	13,047,255

②	Amendments to IFRS 3 ‘ Business Combination’ —Reference to the Conceptual Framework
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

③	Amendments to IAS 37 ‘ Provisions, Contingent Liabilities and Contingent Assets’ —Onerous Contracts: Cost of Fulfilling a Contract
The amendments clarify that the direct costs of fulfilling a contract include both the incremental costs of fulfilling the contract and an allocation of other costs directly related to fulfilling contracts when assessing whether the contract is onerous. The amendment does not have a significant impact on the financial statements.

④	Amendments to IAS 16 ‘ Property, Plant and Equipment’ —Proceeds before intended use
The amendments prohibit an entity from deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced while the entity is preparing the asset for its intended use. Instead, the entity will recognize the proceeds from selling such items, and the costs of producing those items, in profit or loss. The amendment does not have a significant impact on the financial statements.

⑤	Annual Improvements to IFRS 2018-2020
The annual improvement includes some amendments to IFRS 1 ‘First time Adoption of Korean International Financial Reporting Standards’, IFRS 9 ‘Financial Instrument’s, IFRS 16 ‘Lease’, IAS 41 ‘Agriculture’.
These amendments do not have a significant impact on the consolidated financial statements.

•	IFRS 1 ‘ First time Adoption of Korean International Financial Reporting Standards’ —Subsidiaries that are first-time adopters

•	IFRS 9 ‘ Financial Instrument’s —Fees related to the 10% test for derecognition of financial liabilities

•	IFRS 16 ‘Lease’ —Delete the contents of the lease improvement reimbursement amount.

•	IAS 41 ‘ Agriculture’ —Measuring fair value
2) The details of IFRSs that have been issued and published as of December 31,2022 but have not yet reached the effective date, and which the Group have not been early adopted by the Group are as follows:

①	Amendments to IAS 1 ‘ Presentation of Financial Statements ’—Classification of Liabilities as Current or Non-current

F-2
8

The amendments clarify that liabilities are classified as either current or non-current,
depending on the substantive rights that exist at the end of the reporting period. Classification is unaffected by the likelihood that an entity will exercise right to defer settlement of the liability or the expectations of management. Also, the settlement of liability include the transfer of the entity’s own equity instruments, however, it would be excluded if an option to settle them by the entity’s own equity instruments if compound financial instruments is met the definition of equity instruments and recognized separately from the liability. The amendments should be applied for annual periods beginning on or after January 1, 2024, and earlier application is permitted. The Group does not expect that these amendments have a significant impact on the financial statements.

②	Amendments to IAS 1 ‘ Presentation of Financial Statements ’—Disclosure of Accounting Policy
‘IFRS Practice Statement 2’ has been amended to define and disclose important accounting policies and to provide guidance on how to apply the concept of importance. These amendments apply for annual periods beginning on or after January 1,2023, and early application is permitted. The Group does not expect that these amendments have a significant impact on the financial statements.

③	Amendments to IAS 1 ‘ Presentation of Financial Statements’— Disclosure of valuation gains or losses on financial liabilities with condition to adjust exercise price
The amendments require disclosure of valuation gains or losses (limited to those recognized in the profit or loss) of the conversion options or warrants (or financial liabilities including them), if all or part of the financial instrument with exercise price that is adjusted depending on the issuer’s share price change is classified as financial liability as defined in paragraph 11 (2) of IAS 32. These amendments apply for annual periods beginning on or after January 1, 2023, and early application is permitted. The Group does not expect that these amendments have a significant impact on the financial statements.

④	Amendments to IAS 8 ‘ Accounting Policies, Changes in Accounting Estimates and Errors ’—Definition of Accounting Estimates
The amendments have defined accounting estimates and clarified how to distinguish them from changes in accounting policies. These amendments apply for annual periods beginning on or after January 1, 2023, and early application is permitted. The Group does not expect that these amendments have a significant impact on the financial statements.

⑤	Amendments to IAS 12 ‘ Income Taxes ’—deferred tax related to assets and liabilities arising from a single transaction
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

9

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
Changes in the Group’s ownership interests in subsidiaries that do not result in the Group losing control over the subsidiaries are accounted for as equity transactions. The carrying amount of the Group’s interests and the non-controlling
interests are adjusted to reflect the changes in their relative interests in the subsidiaries. Any difference between the amount by which the non-controlling
interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity and attributed to the owner of the parent company.
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

F-
3
0

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

F-
3
1

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

F-
32

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

F-3
3

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

F-3
4

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

F-3
5

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

F-3
6

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

7

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

F-38

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
When a financial asset is fully derecognized, the difference between the carrying amount and the sum of proceeds and accumulated other comprehensive income is recognized as profit or loss in case of FVTOCI (debt instruments), and as retained earnings for FVTOCI (equity instruments).
In case when a financial asset is not fully derecognized, the Group allocates the carrying amount into amounts retained in the books and removed from the books, based on the relative fair value of each portion at the date of sale, and based on the degree of continuing involvement. For the derecognized portion of the financial assets, the difference between its carrying amount and the sum of proceeds and the portion of accumulated other comprehensive income attributable to that portion will be recognized in profit or loss in case of debt instruments and recognized in retained earnings in case of equity instruments. The accumulated other comprehensive income is distributed to the portion of carrying amount retained in the books, and to the portion of carrying amount removed from the books.
The Group derecognizes financial liabilities when, and only when, the Group’s obligations are discharged, cancelled or have expired. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable is recognized in profit or loss.

F-39

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

F-40

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

F-41

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
b) Measurement of expected credit losses on financial asset at FVTOCI (debt instruments)
The measurement method of expected credit loss is identical to financial asset at amortized cost, but changes in the loss allowance is recognized in other comprehensive income. When financial assets at FVTOCI is disposed or repaid, the related loss allowance is reclassified from accumulated other comprehensive income to net income.
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
Subsequent costs are included in the carrying amount of the asset or recognized as a separate asset if it is probable that future economic benefits associated with the assets will flow into the Group and the cost of an asset can be measured reliably, and the carrying amount of a portion of an asset that are replaced by a subsequent expenditure is removed from the books. Routine maintenance and repairs are expensed as incurred.
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

F-
42

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

Useful life
Buildings used for business purpose	26 to 57 years
Structures in leased office	4 to 5 years
Properties for business purpose	4 to 7 years
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

F-4
3

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
The lease payments included in the measurement of the lease liability comprise the following:

•	Fixed payments (including in-substance fixed payments)

•	Variable lease payments that depend on an index (or a rate), initially measured using the index or a rate as at the commencement date

F-4
4

•	Amounts expected to be payable by the lessee under residual value guarantees

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
Lease liabilities and
right-of-use-asset
increased by 1,650 million Won, reflecting the exercise impact of the extension and termination options during the current term.
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

F-4
5

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

F-4
6

When a hedging relationship no longer meets the hedging effectiveness requirements related to hedge ratio, but when the purpose of risk management on designated hedging relationship is still maintained, the hedge ratio of the hedging relationship is adjusted so that hedging relationship may meet the requirements again (Hedge ratio readjustment).
The Group has designated derivatives as hedging instrument except for the portion on foreign currency basis spread. The fair value change due to foreign currency basis spread is recognized in other comprehensive income and is accumulated in equity. If the hedged item is related to transactions, the accumulated other comprehensive income is reclassified to profit or loss when the hedged item affects the profit or loss. However, when non-monetary
items are subsequently recognized due to hedged items, the accumulated equity is removed from the equity directly and is included in the initial carrying amount of the recognized non-monetary
items. Such transfers do not affect other comprehensive income. But if part or all of accumulated equity is not expected to be recovered in the future periods, the amount not expected to be recovered is immediately reclassified to profit or loss. If the hedged item is time-related, then the foreign currency basis spread on the day the derivative is designated as a hedging instrument that is related to the hedged item is reclassified to profit or loss over the term of the hedge.
3) Fair value hedge
Gain or loss arising from valid hedging instrument is recognized in profit or loss. However, when the hedging instrument mitigates risks on equity instruments designated as financial assets at FVTOCI, related gain or loss is recognized in other comprehensive income.
The carrying amount of hedged items that are not measured in fair value is adjusted by the changes in fair value arising from the hedged risk, with resulting gain or loss reflected in net income. In case of debt instruments measured at FVTOCI, carrying amount is an amount that is already adjusted to fair value and thus gain or loss arising from the hedged risk is recognized in profit or loss instead of other comprehensive income without adjustments in carrying amount. When the hedged item is equity instruments measured at FVTOCI, the gain or loss arising from hedged risk is retained at other comprehensive income in order to match the gain or loss with hedging instruments.
When gains or losses arising from the hedged risk are recognized in profit or loss of the current term, they are recognized as items related to the hedged items.
Hedge accounting ceases to apply only when hedging relationship (or part of it) does not meet the requirements of hedge accounting (even after hedging relationship readjustment, if applicable). This treatment holds in case of lapse, disposal, expiry and exercise of hedging instruments, and this cease of treatment applies prospectively. The fair value adjustments made to carrying amount of hedged item due to hedged risk is amortized from the date of discontinuance of hedge accounting and is recognized in profit or loss.
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
Amounts previously recognized in other comprehensive income and accumulated in equity are reclassified to net income when the hedged item affects net income. However, when non-monetary
assets or liabilities are subsequently recognized due to expected transactions involving hedged items, the valuation gain or loss accumulated in the equity as other comprehensive income is removed from the equity and included in the initial carrying amount of the recognized non-monetary
assets or liabilities. Such transfers do not affect other comprehensive income. Also, if the cash flow hedge reserve is loss and accumulated other comprehensive income is a loss and part or all of the losses are not expected to be recovered in the future periods, the said amount is immediately reclassified to profit or loss.

F-4
7

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

F-4
8

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

•	Loss allowance in accordance with IFRS 9

•	Initial carrying amount less accumulated profit measured in accordance with IFRS 15
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

9

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
Deferred liabilities are not recognized if the temporary difference arises from the initial recognition of goodwill. Deferred tax assets or liabilities are not recognized if they arise from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit(tax loss) nor the accounting profit.
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

F-
50

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
1)
COVID-19
effect review
The diffusion of
COVID-19
has had a significant impact on the global economy including Korea. Financial and economic shocks may have negative impacts on the Group’s financial condition and results of operations in various forms both domestically and internationally, however, the Korean government is providing unprecedented financial and economic relief measures such as extension of maturity of loans. Despite the announcement of these various forms of government support policies, the negative impact of the
COVID-19
on the global economy continues.
The Group determined that the credit risk of loan affected by the loan deferment has significantly increased and evaluated that the possibility of default is high. The Group will continue to assess the adequacy of forward-looking information related to the duration of the impact of
COVID-19
on economy and government policies.
<Woori Bank>
Woori Bank’s total loans (loan receivables, payment guarantees) that are subject to loan deferment and interest deferment, total loans that changed its stage from
12-month
to lifetime expected credit losses (Stage 2), and the expected credit loss allowances recognized additionally are as follows. (Unit: Korean Won in millions):

		December 31, 2021	December 31, 2022
Total loans (loan receivables, payment guarantees) that are subject to loan deferment and interest deferment	Corporate	2,428,496	1,960,524
	Retail	167,146	216,487
	Total	2,595,642	2,177,011
Total loans changed its stage from 12-month to lifetime (Stage 2) expected credit losses	Corporate	2,125,492	1,777,108
	Retail	134,920	169,851
	Total	2,260,412	1,946,959
The expected credit loss allowances that are additionally recognized	Corporate	275,057	312,371
	Retail	9,657	12,643
	Total	284,714	325,014
In addition, as of December 31, 2021 and 2022 the Group applied the overlay in consideration of the potential for insolvency due to market interest rate hikes and the increase in economic uncertainty due to the prolonged spread of
COVID-19
when forecasting the future economy.
As of December 31, 2021 and 2022, the monetary effect of the provision for expected credit loss due to the application of the forecast of future economic conditions overlay is as follows. (Unit: Korean Won in millions):

	December 31, 2021	December 31, 2022
Corporate	48,583	347,801
Retail	6,237	16,256
Total	54,820	364,057

F-
51

<Woori Card>
Woori Card Co., Ltd. determined that the credit risk of obligors receiving financial support due to
COVID-19
significantly increased, and transferred the loss allowance at the amount equivalent to lifetime expected credit loss. As of December 31, 2022, the balance of amortised cost of a financial asset of the obligors who need financial support amounts to 6,670 million
W
on, and the additional provisioned loss allowance is 177 million
W
on.
<Woori Financial Capital Co., Ltd.>
Woori Financial Capital Co., Ltd. determined that the credit risk of obligors receiving financial support due to
COVID-19
significantly increased, and evaluated that the possibility of default is high. As a result, as of December 31, 2021 and 2022, the amortized cost of a financial asset of the obligors subject to the deferment of redemption and interest deferment due to
COVID-19
amounts to 80,291 million
W
on and 52,611 million
W
on, and the expected credit loss provisions recognized in relation to them are 15,575 million
W
on and 10,606 million
W
on.
2) Income taxes
The Group has recognized current and deferred taxes based on best estimates of expected future income tax effect arising from the Group’s operations until the end of the current reporting period. However, actual tax payment may not be identical to the related assets/liabilities already recognized, and these differences may affect current taxes and deferred tax assets/liabilities at the time when income tax effects are finalized. Deferred tax assets relating to tax losses carried forward and deductible temporary differences are recognized only to the extent that it is probable that future taxable profit will be available against which the tax losses carried forward and the deductible temporary differences can be utilized. In this case the Group’s evaluation considers various factors such as estimated future taxable profit based on forecasted operating results, which are based on historical financial performance. The Group is reviewing the carrying amount of deferred tax assets every end of the reporting period and in the event that the possibility of earning future taxable income changes, the deferred tax assets are adjusted up to taxable income sufficient to use deductible temporary differences.
3) Valuation of financial instruments
Financial assets at FVTPL and FVTOCI are recognized in the consolidated financial statements at fair value. All derivatives are measured at fair value. Valuation techniques are required in order to determine fair values of financial instruments where observable market prices do not exist. Financial instruments that are not actively traded and have low price transparency will have less objective fair value and require broad judgment in liquidity, concentration, uncertainty in market factors and assumption in price determination and other risks.
As described in ‘2. Basis of Preparation and Significant Accounting Policies (9) 5) Fair value of financial instruments’, when valuation techniques are used to determine the fair value of a financial instrument, various general and internally developed techniques are used, and various types of assumptions and variables are incorporated during the process.
4) Impairment of financial instruments
The accuracy of the provision for credit losses is determined by the estimation of the expected cash flows for each tenant for estimating the individually assessed loan-loss allowance, and the assumptions and variables in the model used for estimating the collectively assessed loan-loss allowance payment, guarantee and unused commitment.
The Group has estimated the allowance for credit losses based on reasonable and supportable information that was available without undue cost or effort at the reporting date about past events, current conditions and forecasts of future economic conditions.

F-
52

Information on measuring expected credit loss is described in 4. Risk Management (1) 2) Measurement of expected credit loss.
5) Defined benefit plan
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
4. RISK MANAGEMENT
The Group is exposed to various risks that may arise from its operating activities and the main types of risks are credit risk, market risk, liquidity risk and etc. The Risk Management Department analyze and assess the level of complex risks in order to manage the risks and the risk management standards such as policies, regulations, management systems and decision-making have been established and operated for sound management of the Group.
The risk management organization is operated by Risk Management Committee, Chief Risk Officer(CRO), and Risk Management Department. The Board of Directors operates a Risk Management Committee comprised of outside directors for professional risk management. The Risk Management Committee plays a role as the top decision-making body in risk management by establishing basic policies for risk management that are in line with the Group’s management strategy and determining the risk level that the Group is willing to take.
The Chief Risk Officer (CRO) assists the Risk Management Committee and operates a Group Risk Management Council comprised of risk management managers of subsidiaries to periodically check and improve the risk burden of external environments and the Group. The risk management department is independent and is in charge of risk management of the Group. It also supports reporting and decision-making of key risk-related issues.
(1) Credit risk
Credit risk represents the possibility of financial losses incurred due to the refusal of the transaction or when the counterparty fails to fulfill its contractual obligations. The goal of credit risk management is to maintain the Group’s credit risk exposure to a permissible degree and to optimize its rate of return considering such credit risk.
1) Credit risk management
To measure credit risk, the Group considers the probability of failure in performing the obligation of its counterparties, credit exposure to the counterparty, the related default risk and the rate of default loss. The Group uses the credit rating model to assess the possibility of counterparty’s default risk; and when assessing the obligor’s credit rating, other than quantitative methods utilizing financial statements and others, and assessor’s judgement, the Group utilizes credit rating derived using statistical methods.
In order to manage credit risk limit, the Group establishes the appropriate credit line per obligor, company or industry by monitoring obligor’s credit line, total exposures and loan portfolios when approving the loan.
The Group mitigates credit risk resulting from the obligor’s credit condition by using financial and physical collateral, guarantees, netting agreements and purchase of credit derivatives that have low correlation with the obligor’s credit status. The Group has adopted the entrapment method to mitigate its credit risk. Credit risk mitigation is reflected in qualifying financial collateral, trade receivables, guarantees, residential and commercial real estate and other collaterals. The Group regularly performs a revaluation of collateral reflecting such credit risk mitigation.

F-5
3

2) Measurement of expected credit loss
IFRS 9 requires entities to measure loss allowance equal to
12-month
expected credit losses or lifetime expected credit losses after classifying financial assets into one of the three stages, depends on the degree of increase in credit risk since their initial recognition.

Classification	Stage 1	Stage 2	Stage 3
Definition	No significant increase in credit risk after initial recognition(*)	Significant increase in credit risk after initial recognition	Credit-impaired
Loss allowance	12-month expected credit losses:	Lifetime expected credit losses:
	Expected credit losses that result from those default events on the financial instrument that are possible within 12 months after the reporting date	Expected credit losses that result from all possible default events over the life of the financial instrument

(*)	If the financial instrument has low credit risk at the end of the reporting period, the Group may assume that the credit risk has not increased significantly since initial recognition.
Loss allowance under credit impairment model is measured as the cumulative change in lifetime expected credit loss since initial recognition.
At the end of each reporting period the Group assesses whether credit risk has significantly been increased since the date of initial recognition. The Group assesses whether the credit risk has increased significantly since initial recognition by using credit rating, asset quality level, early warning system, days past due and others. For financial assets whose contractual cash flows have been modified, the Group assesses whether there is a significant increase in credit risk on the same basis.
The Group performs the below assessment to both corporate and retail exposures, and indicators of significant increase in credit risk are as follows:

Corporate Exposures	Retail Exposures
Asset quality level ‘Precautionary’ or lower	Asset quality level ‘Precautionary’ or lower
More than 30 days past due	More than 30 days past due
‘Warning’ level in early warning system	Significant decrease in credit rating(*)
Debtor experiencing financial difficulties (Capital impairment, Adverse opinion or Disclaimer of opinion by external auditors)	Deferment of repayment of principal and interest
Significant decrease in credit rating (*)	Deferment of interest
Deferment of repayment of principal and interest
Deferment of interest

(*)	The Group has applied the below indicators of significant decrease in credit rating since initial recognition as follows, and the estimation method is regularly being monitored.

	Credit rating	Significant increased indicator of the credit rating
Corporate	AAA ~ A+	More than or equal to 4 steps
	A- ~ BBB	More than or equal to 3 steps
	BBB- ~ BB+	More than or equal to 2 steps
	BB ~ BB-	More than or equal to 1 step
Retail	1 ~ 3	More than or equal to 3 steps
	4 ~ 5	More than or equal to 2 steps
	6 ~ 10	More than or equal to 1 step

F-5
4

The Group determined that there is no significant increase in credit risk after initial recognition for debt securities, etc. with a credit rating of A + or higher, which are deemed to have low credit risk at the end of the reporting period.
The Group concludes that credit is impaired when financial assets are under conditions stated below:

•	When principal and interest of loan is overdue for 90 days or longer due to significant deterioration in credit

•	For loans overdue for less than 90 days, when it is determined that not even a portion of the loan will be recovered unless claim actions such as disposal of collaterals are taken

•	When other objective indicators of impairment have been noted for the financial asset.
The Group has estimated the allowance for credit losses using an estimation model that additionally reflects the future economic forward information based on the past experience loss rate data.
Loss allowance is calculated by applying PD (default rate) and LGD (loss rate on default) estimated for each financial asset in consideration of factors such as obligor type, credit rating and portfolio. The estimates are regularly being reviewed in order to reduce discrepancies with actual losses.
In measuring the expected credit losses, the Group is also using reasonable and supportable macroeconomic indicators such as GDP growth rate, Personal consumption expenditures price index rate, consumer price index change rate in order to forecast future economic conditions.
The Group is conducting the following procedures to estimate and apply future economic forecast information.

•	Development of estimation models through regression analysis of corporate retail/year-by-year default rate and macroeconomic indicator data by year

•
Calculation of estimated default rate incorporating future economic forecasts by applying estimated macroeconomic indicators provided by verified institutions such as Bank of Korea and National Assembly Budget Office to the estimation model developed

•	Forecast of macroeconomic variables
a) Probability weight
As of December 31, 2022, the probability weights applied to the scenarios of the forecasts of macroeconomic variables is as follows (Unit: %):

	Basic Scenario	Upside Scenario	Downside Scenario
Probability weight	52.57	12.52	34.91
b) Economic forecast of each major macroeconomic variables by scenario (prospect period: 2023)
As of December 31, 2022, the forecasts of major macroeconomic variables by scenario is as follows (Unit:     %)

	Basic Scenario	Upside Scenario	Downside Scenario
GDP growth rate	1.70	1.89	1.36
Personal consumption expenditures price index rate	2.70	3.11	1.97
Consumer price index change rate	3.60	3.39	3.97

F-5
5

The results of Woori Bank’s sensitivity analysis on expected credit loss provisions due to changes in macroeconomic indicators as of December 31, 2021 and 2022 are as follows (Unit: Korean Won in millions):

			December 31, 2021
Corporate	GDP growth rate	Increase by 1% point	(68,140)
		Decrease by 1% point	74,495
	Personal consumption expenditures price index rate	Increase by 1% point	(40,654)
		Decrease by 1% point	43,028

Retail	GDP growth rate	Increase by 1% point	(8,798)
		Decrease by 1% point	9,163
	Consumer price index change rate	Increase by 1% point	(29,469)
		Decrease by 1% point	34,352

			December 31, 2022
Corporate	Personal consumption expenditures price index rate	Increase by 1% point	(59,987)
		Decrease by 1% point	68,036

Retail	Consumer price index change rate	Increase by 1% point	(24,164)
		Decrease by 1% point	28,042

(*)	The sensitivity of the effect of the GDP growth rate on banks’ ECLs is not significant.

•
The increase rate between the measured default rate and the predicted default rate is used as a future economic forecast adjustment coefficient and reflected to the applicable estimate for the current year.

3) Maximum exposure
The Group’s maximum exposure to credit risk shows the uncertainties related to the maximum possible variation of financial assets’ net value as a result of changes in the specific risk factors, prior to the consideration of collaterals that are recorded at net carrying amount after allowances and other credit enhancements. However, the maximum exposure is the fair value amount (recorded on the books) for derivatives, maximum contractual obligation for payment guarantees and unused amount of commitments for loan commitment.

F-5
6

The maximum exposure to credit risk as of December 31, 2021 and 2022 is as follows (Unit: Korean Won in millions):

		December 31, 2021	December 31, 2022
Loans and other financial assets at amortized cost (*1)	Korean treasury and government agencies	2,207,893	2,877,685
	Banks	24,412,685	21,571,097
	Corporates	131,027,256	143,507,852
	Consumers	191,237,783	187,804,095

	Sub-total	348,885,617	355,760,729

Financial assets at FVTPL (*2)	Deposits	65,072	34,995
	Debt securities	2,743,239	4,270,532
	Loans	667,467	899,228
	Derivative assets	4,803,131	8,206,181
	Others	1,518	1,505

	Sub-total	8,280,427	13,412,441

Financial assets at FVTOCI	Debt securities	38,126,977	32,145,758
Securities at amortized cost	Debt securities	17,086,274	28,268,516
Derivative assets	Derivative assets (Designated for hedging)	106,764	37,786
Off-balance accounts	Payment guarantees (*3)	12,987,809	11,921,586
	Loan commitments	114,414,462	118,172,070

	Sub-total	127,402,271	130,093,656

	Total	539,888,330	559,718,886

(*1)	Cash and cash equivalents are not included.
(*2)	Puttable financial instruments are not included.
(*3)	As of December 31, 2021 and 2022, the financial guarantee amount of 3,960,383 million W on and 3,095,091 million W on are included, respectively.
a) Credit risk exposure by geographical areas
The following tables analyze credit risk exposure by geographical areas (Unit: Korean Won in millions):

	December 31, 2021
	Korea	China	USA	UK	Japan	Others (*)	Total
Loans and other financial assets at amortized cost	325,947,526	5,620,622	3,742,331	212,821	635,939	12,726,378	348,885,617
Securities at amortized cost	16,785,265	92,880	27,018	—	—	181,111	17,086,274
Financial assets at FVTPL	6,150,464	1,330	1,188,358	195,048	61,315	683,912	8,280,427
Financial assets at FVTOCI	34,242,133	808,359	1,713,435	1,755	23,193	1,338,102	38,126,977
Derivative assets (Designated for hedging)	11,678	—	95,086	—	—	—	106,764
Off-balance accounts	123,375,839	1,001,430	375,929	31,116	32,402	2,585,555	127,402,271

Total	506,512,905	7,524,621	7,142,157	440,740	752,849	17,515,058	539,888,330

(*)	Others consist of financial assets in Indonesia, Hong Kong, Germany, Australia, and other countries.

F-5
7

	December 31, 2022
	Korea	China	USA	UK	Japan	Others (*)	Total
Loans and other financial assets at amortized cost	331,572,328	5,188,826	4,721,440	215,174	719,301	13,343,660	355,760,729
Securities at amortized cost	26,883,967	642,089	421,248	16,658	—	304,554	28,268,516
Financial assets at FVTPL	9,272,673	2,607	2,210,580	318,322	168,013	1,440,246	13,412,441
Financial assets at FVTOCI	27,780,323	806,320	2,297,076	1,726	41,421	1,218,892	32,145,758
Derivative assets (Designated for hedging)	37,786	—	—	—	—	—	37,786
Off-balance accounts	126,531,020	981,139	380,209	25,644	16,987	2,158,657	130,093,656

Total	522,078,097	7,620,981	10,030,553	577,524	945,722	18,466,009	559,718,886

(*)	Others consist of financial assets in Indonesia, Hong Kong, Germany, Australia, and other countries.
b) Credit risk exposure by industries
① The following tables analyze credit risk exposure by industries, which are service, manufacturing, finance and insurance, construction, individuals and others in accordance with the Korea Standard Industrial Classification Code as of December 31, 2021 and 2022 (Unit: Korean Won in millions):

	December 31, 2021
	Service	Manufacturing	Finance and insurance	Construction	Individuals	Others	Total
Loans and other financial assets at amortized cost	67,895,018	37,679,784	32,493,347	4,303,491	185,972,844	20,541,133	348,885,617
Securities at amortized cost	479,291	—	7,061,770	250,607	—	9,294,606	17,086,274
Financial assets at FVTPL	115,346	146,277	6,646,922	13,623	1,836	1,356,423	8,280,427
Financial assets at FVTOCI	376,998	258,866	29,444,989	131,967	—	7,914,157	38,126,977
Derivative assets (Designated for hedging)	—	—	79,369	27,395	—	—	106,764
Off-balance accounts	18,565,570	18,994,662	11,763,667	3,900,766	67,966,826	6,210,780	127,402,271

Total	87,432,223	57,079,589	87,490,064	8,627,849	253,941,506	45,317,099	539,888,330

	December 31, 2022
	Service	Manufacturing	Finance and insurance	Construction	Individuals	Others	Total
Loans and other financial assets at amortized cost	78,173,716	37,013,486	31,485,795	5,613,480	183,167,572	20,306,680	355,760,729
Securities at amortized cost	239,141	—	16,198,175	199,924	—	11,631,276	28,268,516
Financial assets at FVTPL	200,678	184,019	9,776,234	51,244	1,167	3,199,099	13,412,441
Financial assets at FVTOCI	417,877	231,132	22,249,839	48,225	—	9,198,685	32,145,758
Derivative assets (Designated for hedging)	—	—	37,786	—	—	—	37,786
Off-balance accounts	18,661,383	22,492,863	10,523,731	3,143,673	69,404,456	5,867,550	130,093,656

Total	97,692,795	59,921,500	90,271,560	9,056,546	252,573,195	50,203,290	559,718,886

F-5
8

② The detailed industries of financial assets and corporate loans that might get affected by the spread of
COVID-19
as of December 31, 2021 and 2022 are as follow and the industries that can be affected may change by future economic conditions (Unit: Korean Won in millions):
< Woori Bank >

			December 31, 2021
			Loans and other financial assets at amortized cost	Financial assets at FVTPL	Financial assets at FVTOCI
Service business	Distribution business	General retail business	754,850	274	—
		General wholesale business	809,893	221	—
		Sub-total	1,564,743	495	—
		Accommodation business	1,441,185	625	23,840
		Travel business	53,302	—	—
		Art/sports, leisure service	600,746	503	—
		Food business	1,279,128	216	—
		Transportation business	404,120	77	—
		Others	1,050,229	599	—
		Sub-total	6,393,453	2,515	23,840
Manufacturing		Textile	2,626,493	724	10,718
		Metal	199,877	10	—
		Non-metal	148,471	24	—
		Chemical	904,563	1,994	—
		Electronics	103,510	31	—
		Others	191,865	—	—
		Sub-total	4,174,779	2,783	10,718

Total			10,568,232	5,298	34,558

			December 31, 2021
			Off-balance accounts	Total
Service business	Distribution business	General retail business	299,064	1,054,188
		General wholesale business	237,678	1,047,792
		Sub-total	536,742	2,101,980
		Accommodation business	181,563	1,647,213
		Travel business	12,455	65,757
		Art/sports, leisure service	63,660	664,909
		Food business	179,799	1,459,143
		Transportation business	167,883	572,080
		Others	191,837	1,242,665
		Sub-total	1,333,939	7,753,747
Manufacturing		Textile	1,012,989	3,650,924
		Metal	9,704	209,591
		Non-metal	48,171	196,666
		Chemical	689,895	1,596,452
		Electronics	33,389	136,930
		Others	87,587	279,452
		Sub-total	1,881,735	6,070,015

Total			3,215,674	13,823,762

9

			December 31, 2022
			Loans and other financial assets at amortized cost	Financial assets at FVTPL	Financial assets at FVTOCI
Service business	Distribution business	General retail business	1,157,537	824	6,296
		General wholesale business	1,801,361	1,659	—
		Sub-total	2,958,898	2,483	6,296
		Accommodation business	1,434,456	2,228	24,121
		Travel business	48,655	—	—
		Art/sports, leisure service	1,780,739	1,012	—
		Food business	1,520,098	426	—
		Transportation business	357,940	181	—
		Education Business	425,779	169	—
		Others	1,560,457	773	—
		Sub-total	10,087,022	7,272	30,417
Manufacturing		Textile	2,361,092	767	8,898
		Metal	1,579,004	191	—
		Non-metal	796,671	1,529	7,629
		Chemical	3,649,189	158	—
		Electronics	1,409,475	58	—
		Others	3,280,434	1,287	11,452
		Sub-total	13,075,865	3,990	27,979

Total			23,162,887	11,262	58,396

			December 31, 2022
			Off-balance accounts	Total
Service business	Distribution business	General retail business	496,830	1,661,487
		General wholesale business	533,368	2,336,388
		Sub-total	1,030,198	3,997,875
		Accommodation business	161,573	1,622,378
		Travel business	16,369	65,024
		Art/sports, leisure service	104,065	1,885,816
		Food business	179,977	1,700,501
		Transportation business	248,801	606,922
		Education Business	40,891	466,839
		Others	301,343	1,862,573
		Sub-total	2,083,217	12,207,928
Manufacturing		Textile	1,076,002	3,446,759
		Metal	1,225,601	2,804,796
		Non-metal	381,014	1,186,843
		Chemical	3,627,183	7,276,530
		Electronics	1,202,758	2,612,291
		Others	2,530,964	5,824,137
		Sub-total	10,043,522	23,151,356

Total			12,126,739	35,359,284

F-
6
0

< Woori Card Co., Ltd. >

	December 31, 2021
	Loans and other financial assets at amortized cost	Financial assets at FVTPL	Financial assets at FVTOCI	Off-balance accounts	Total
Accommodation business	2,341	—	—	11,472	13,813
Travel business	3,334	—	—	20,056	23,390
Aviation	983	—	—	4,025	5,008
Cosmetics industry	3,187	—	—	10,692	13,879
Distribution business	7,582	—	—	38,741	46,323
Food industry	30,267	—	—	122,793	153,060
Art/sports, leisure service	8,336	—	—	44,286	52,622

Total	56,030	—	—	252,065	308,095

	December 31, 2022
	Loans and other financial assets at amortized cost	Financial assets at FVTPL	Financial assets at FVTOCI	Off-balance accounts	Total
Accommodation business	5,562	—	—	9,762	15,324
Travel business	7,927	—	—	15,182	23,109
Aviation	1,072	—	—	3,760	4,832
Cosmetics industry	11,364	—	—	9,766	21,130
Distribution business	30,904	—	—	36,190	67,094
Food industry	134,006	—	—	115,695	249,701
Art/sports, leisure service	24,614	—	—	41,003	65,617

Total	215,449	—	—	231,358	446,807

F-
6
1

<Woori Financial Capital Co., Ltd.>

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

F-
6
2

			December 31, 2022
			Loans and other financial assets at amortized cost	Financial assets at FVTPL	Financial assets at FVTOCI
Service business	Distribution business	General retail business	363,655	—	—
		General wholesale business	266,515	—	—
		Sub-total	630,170	—	—
		Accommodation business	40,237	—	—
		Travel business	5,880	—	—
		Art/sports, leisure service	66,388	—	—
		Food business	228,254	—	—
		Transportation business	367,311	—	—
		Education business	52,652	—	—
		Others	1,997,073	—	—
		Sub-total	3,387,965	—	—
Manufacturing		Textile	15,204	—	—
		Metal	25,274	—	—
		Non-metal	4,067	—	—
		Chemical	14,071	—	—
		Transportation	2,867	—	—
		Electronics	28,202	—	—
		Cosmetics	1,192	—	—
		Others	235,972	—	—
		Sub-total	326,849	—	—
Total COVID-19 vulnerable business			3,714,814	—	—
Other business		Others	5,337,618	21,652	—

Total			9,052,432	21,652	—

			December 31, 2022
			Off-balance accounts	Total
Service business	Distribution business	General retail business	—	363,655
		General wholesale business	—	266,515
		Sub-total	—	630,170
		Accommodation business	—	40,237
		Travel business	—	5,880
		Art/sports, leisure service	—	66,388
		Food business	—	228,254
		Transportation business	—	367,311
		Education business	—	52,652
		Others	206,191	2,203,264
		Sub-total	206,191	3,594,156
Manufacturing		Textile	—	15,204
		Metal	—	25,274
		Non-metal	—	4,067
		Chemical	—	14,071
		Transportation	—	2,867
		Electronics	—	28,202
		Cosmetics	—	1,192
		Others	19,892	255,864
		Sub-total	19,892	346,741
Total COVID-19 vulnerable business			226,083	3,940,897
Other business		Others	347,025	5,706,295

Total			573,108	9,647,192

F-6
3

< Woori Investment Bank Co., Ltd. >

	December 31, 2021
	Loans and other financial assets at amortized cost	Financial assets at FVTPL	Financial assets at FVTOCI	Off-balance accounts	Total
Accommodation business	57,142	—	—	—	57,142
Distribution business	12,885	—	—	—	12,885
Art/sports, leisure service	31,772	—	—	—	31,772
Total	101,799	—	—	—	101,799

	December 31, 2022
	Loans and other financial assets at amortized cost	Financial assets at FVTPL	Financial assets at FVTOCI	Off-balance accounts	Total
Accommodation business	19,323	—	—	—	19,323
Distribution business	10,084	19,774	—	—	29,858
Art/sports, leisure service	59,160	—	—	—	59,160
Total	88,567	19,774	—	—	108,341
4) Credit risk exposure
a) Financial assets
The maximum exposure to credit risk by asset quality, except for financial assets at FVTPL and derivative asset (designated for hedging) as of December 31, 2021 and 2022 is as follows (Unit: Korean Won in millions):

	December 31, 2021
	Stage 1		Stage 2		Stage 3	Total	Loss allowance	Total, net
	Above appropriate credit rating (*1)	Less than a limited credit rating (*2)	Above appropriate credit rating (*1)	Less than a limited credit rating (*2)
Loans and other financial assets at amortized cost	303,317,270	22,734,430	13,270,491	10,190,307	1,332,644	350,845,142	(1,959,525)	348,885,617
Korean treasury and government agencies	2,211,798	9	9	—	—	2,211,816	(3,923)	2,207,893
Banks	23,865,911	492,447	46,373	—	23,509	24,428,240	(15,555)	24,412,685
Corporates	108,917,062	15,952,017	2,698,907	3,963,782	658,923	132,190,691	(1,163,435)	131,027,256
General business	68,767,641	9,010,115	1,886,740	2,597,136	438,537	82,700,169	(785,908)	81,914,261
Small- and medium-sized enterprise	33,306,787	6,459,338	790,750	1,353,313	156,440	42,066,628	(322,635)	41,743,993
Project financing and others	6,842,634	482,564	21,417	13,333	63,946	7,423,894	(54,892)	7,369,002
Consumers	168,322,499	6,289,957	10,525,202	6,226,525	650,212	192,014,395	(776,612)	191,237,783
Securities at amortized cost	17,091,509	—	—	—	—	17,091,509	(5,235)	17,086,274
Financial assets at FVTOCI (*3)	37,917,922	209,055	—	—	—	38,126,977	(12,146)	38,126,977

Total	358,326,701	22,943,485	13,270,491	10,190,307	1,332,644	406,063,628	(1,976,906)	404,098,868

F-6
4

	December 31, 2021
	Collateral value
	Stage1	Stage2	Stage3	Total
Loans and other financial assets at amortized cost	208,188,057	18,098,940	643,183	226,930,180
Korean treasury and government agencies	20,679	—	—	20,679
Banks	1,287,055	—	—	1,287,055
Corporates	74,403,502	4,796,510	351,837	79,551,849
General business	40,288,663	3,120,790	220,792	43,630,245
Small- and medium-sized enterprise	30,852,567	1,675,720	80,830	32,609,117
Project financing and others	3,262,272	—	50,215	3,312,487
Consumers	132,476,821	13,302,430	291,346	146,070,597
Securities at amortized cost	—	—	—	—
Financial assets at FVTOCI (*3)	—	—	—	—

Total	208,188,057	18,098,940	643,183	226,930,180

(*1)	Credit grade of corporates are AAA ~ BBB, and consumers are grades 1 ~ 6.
(*2)	Credit grade of corporates are BBB- ~ C, and consumers are grades 7 ~ 10.
(*3)	Financial assets at FVTOCI has been disclosed as the amount before deducting loss allowance because loss allowance does not reduce the carrying amount.

	December 31, 2022
	Stage 1		Stage 2
	Above appropriate credit rating (*1)	Less than a limited credit rating (*2)	Above appropriate credit rating (*1)	Less than a limited credit rating (*2)	Stage 3	Credit impairment model	Total	Loss allowance	Total, net
Loans and other financial assets at amortized cost	308,498,799	23,391,187	13,061,081	11,533,632	1,447,967	313,717	358,246,383	(2,485,654)	355,760,729
Korean treasury and government agencies	2,879,057	39	—	—	—	—	2,879,096	(1,411)	2,877,685
Banks	21,182,445	393,181	2,125	—	18,053	—	21,595,804	(24,707)	21,571,097
Corporates	120,407,588	16,680,863	2,556,885	4,429,148	637,187	313,717	145,025,388	(1,517,536)	143,507,852
General business	74,939,770	9,291,691	1,754,620	3,083,232	421,659	—	89,490,972	(1,016,039)	88,474,933
Small- and medium-sized enterprise	34,965,279	6,751,297	754,668	1,257,741	173,818	—	43,902,803	(400,328)	43,502,475
Project financing and others	10,502,539	637,875	47,597	88,175	41,710	313,717	11,631,613	(101,169)	11,530,444
Consumers	164,029,709	6,317,104	10,502,071	7,104,484	792,727	—	188,746,095	(942,000)	187,804,095
Securities at amortized cost	28,276,901	—	—	—	—	—	28,276,901	(8,385)	28,268,516
Financial assets at FVTOCI (*3)	31,914,193	231,565	—	—	—	—	32,145,758	(11,805)	32,145,758

Total	368,689,893	23,622,752	13,061,081	11,533,632	1,447,967	313,717	418,669,042	(2,505,844)	416,175,003

F-6
5

	December 31, 2022
	Collateral value
	Stage1	Stage2	Stage3	Credit impairment model	Total
Loans and other financial assets at amortized cost	213,228,740	19,354,919	607,614	313,717	233,504,990
Korean treasury and government agencies	24,276	—	—	—	24,276
Banks	1,858,595	—	—	—	1,858,595
Corporates	82,314,488	4,982,087	316,085	313,717	87,926,377
General business	44,465,799	3,390,139	194,597	—	48,050,535
Small- and medium-sized enterprise	32,503,289	1,537,173	84,798	—	34,125,260
Project financing and others	5,345,400	54,775	36,690	313,717	5,750,582
Consumers	129,031,381	14,372,832	291,528	—	143,695,742
Securities at amortized cost	—	—	—	—	—
Financial assets at FVTOCI (*3)	—	—	—	—	—

Total	213,228,740	19,354,919	607,614	313,717	233,504,990

(*1)	Credit grade of corporates are AAA ~ BBB, and consumers are grades 1 ~ 6.
(*2)	Credit grade of corporates are BBB- ~ C, and consumers are grades 7 ~ 10.
(*3)	Financial assets at FVTOCI has been disclosed as the amount before deducting loss allowance because loss allowance does not reduce the carrying amount.
b) Payment Guarantees and commitments
The credit quality of the payment guarantees and loan commitments as of December 31, 2021 and 2022 are as follows (Unit: Korean Won in millions):

	December 31, 2021
Financial assets	Stage 1		Stage 2		Stage3	Total
	Above appropriate credit rating (*1)	Less than a limited credit rating (*2)	Above appropriate credit rating (*1)	Less than a limited credit rating (*2)
Off-balance accounts:
Payment Guarantees	11,560,908	1,037,142	47,549	275,166	67,044	12,987,809
Loan Commitments	107,916,434	3,591,413	2,072,348	832,173	2,094	114,414,462

Total	119,477,342	4,628,555	2,119,897	1,107,339	69,138	127,402,271

(*1)	Credit grade of corporates are AAA ~ BBB, and consumers are grades 1 ~ 6.
(*2)	Credit grade of corporate are BBB- ~ C, and consumers are grades 7 ~ 10.

	December 31, 2022
Financial assets	Stage 1		Stage 2		Stage3	Total
	Above appropriate credit rating (*1)	Less than a limited credit rating (*2)	Above appropriate credit rating (*1)	Less than a limited credit rating (*2)
Off-balance accounts:
Payment Guarantees	10,790,470	846,997	25,826	245,061	13,232	11,921,586
Loan Commitments	113,169,542	2,610,173	1,638,982	753,139	234	118,172,070

Total	123,960,012	3,457,170	1,664,808	998,200	13,466	130,093,656

(*1)	Credit grade of corporates are AAA ~ BBB, and consumers are grades 1 ~ 6.
(*2)	Credit grade of corporate are BBB- ~ C, and consumers are grades 7 ~ 10.

F-6
6

5)	Collateral and other credit enhancements
For the years ended December 31, 2021 and 2022, there have been no significant changes in the value of collateral or other credit enhancements held by the Group and there have been no significant changes in collateral or other credit enhancements due to changes in the collateral policy of the Group.
6) Among financial assets that measured loss allowance at lifetime expected credit losses, amortized costs before changes in contractual cash flows as of December 31, 2021 and 2022 are 145,594 million
W
on and 149,511 million
W
on, respectively, with net losses recognized along with the changes 11,734 million
W
on and 8,474 million Won
,
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
As the Group manages receivables that have not lost the right of claim to the debtor for the grounds of incomplete statute limitation and uncollected receivables under the related laws as receivable charge-offs, the balance as of December 31, 2021 and 2022 are 10,107,413 million
W
on and 9,825,284 million
W
on. In addition, the contractual
non-recoverable
amount of financial assets amortized for the year ended December 31, 2022, but still in the process of recovery is 1,382,281 million
W
on.
(2) Market risk
Market risk is the possible risk of loss arising from trading position and non-trading
position as a result of the volatility of market factors such as interest rates, stock prices and foreign exchange rates.
1) Market risk management
Market risk management refers to the process of making and implementing decisions for the avoidance, acceptance or mitigation of risks by identifying the underlying source of the risks, measuring its level, and evaluating the appropriateness of the level of accepted market risks for both trading and non-trading
activities.
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
Woori Bank, a subsidiary of the Group, uses the internal model approved by the Financial Supervisory Service to measure the VaR using the Historical Simulation Method based on a 99% confidence level and a
10-day
retention period, and calculates equity capital required for market risk for calculating the BIS ratio. For internal management purposes, limit management is performed on a daily basis measuring VaR based on a 99% confidence and 1 day retention period. In addition, Woori Bank perform a daily verification that compares VaR measurement and profit and loss to verify the suitability of the model.

F-6
7

The minimum, maximum and average VaR of the Bank for the year December 31,
2021
and 2022, and the VaR of the Bank as of December 31, 2021 and 2022 are as follows (Unit: Korean Won in millions):

	December 31, 2021	For the year ended December 31, 2021			December 31, 2022	For the year ended December 31, 2022
Risk factor		Average	Maximum	Minimum		Average	Maximum	Minimum
Interest rate	4,177	4,681	14,017	2,405	11,800	8,847	11,987	4,298
Stock price	2,972	3,637	6,676	1,609	7,055	6,590	12,448	1,806
Foreign currencies	5,904	6,745	13,144	4,747	17,608	14,002	22,251	5,421
Diversification	(6,072)	(7,300)	(20,006)	(3,627)	(17,354)	(12,725)	(19,640)	(4,201)

Total VaR (*)	6,981	7,763	13,831	5,134	19,109	16,714	27,046	7,324

(*)	VaR (Value at Risk): Retention period of 1 day, Maximum expected losses under 99% level of confidence.
b)
Non-trading
activities
From the end of 2019 for the Bank and the beginning of 2021 for non-banking
subsidiaries, the Bank and its subsidiaries manage and measure interest risk for non-trading
activities through ΔNII(Change in Net Interest Income) and ΔEVE(Change in Economic Value of Equity) in accordance with IRRBB(Interest Rate Risk in the Banking Book).
ΔNII represents a change in net interest income that may occur over a certain period (e.g. one year) due to changes in interest rates, and ΔEVE indicates the economic value changes in equity capital that could be caused by changes in interest rates affecting the present value of asset, liabilities, and off-balance
accounts.
ΔEVE and ΔNII calculated on interest risk in banking book(IRRBB) basis for assets and liabilities by subsidiary as of December 31, 2021 and 2022 are as follows(Unit: Korean Won in millions):

	December 31, 2021		December 31, 2022
	Δ EVE (*1)	Δ NII (*2)	Δ EVE (*1)	Δ NII (*2)
Woori Bank	920,290	195,186	411,447	448,509
Woori Card Co., Ltd.	126,576	59,114	139,005	185,637
Woori Financial Capital Co., Ltd.	58,794	1,384	43,098	13,814
Woori Investment Bank Co., Ltd.	17,607	5,556	26,311	8,229
Woori Asset Trust Co., Ltd.	820	1,709	1,137	6,736
Woori Asset Management Corp.	1,411	504	913	1,299
Woori Savings Bank	15,175	949	6,618	10,348
Woori Private Equity Asset Management Co., Ltd.	32	59	547	886
Woori Global Asset Management Co., Ltd.	246	143	251	538
Woori Financial F&I Co., Ltd.	—	—	26,069	219

(*1)	ΔEVE: change in Economic Value of Equity
(*2)	ΔNII: change in Net Interest Income

F-6
8

At the interest rate
re-pricing
date, cash flows (both principal and interest) of interest bearing assets and liabilities, which is the basis of non-trading
position interest rate risk management are as follows: (Unit: Korean Won in millions):

	December 31, 2021
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Asset:
Loans and other financial assets at amortized cost	205,915,030	58,661,091	14,461,769	12,840,318	62,337,321	5,204,605	359,420,134
Financial assets at FVTPL	1,725,063	52,361	49,843	17,817	223,107	13,501	2,081,692
Financial assets at FVTOCI	5,489,649	4,741,319	3,915,011	4,139,102	19,962,071	634,111	38,881,263
Securities at amortized cost	1,297,865	847,134	813,405	949,475	11,990,559	2,116,986	18,015,424

Total	214,427,607	64,301,905	19,240,028	17,946,712	94,513,058	7,969,203	418,398,513

Liability:
Deposits due to customers	145,744,829	47,792,440	33,334,918	28,615,157	62,635,705	59,155	318,182,204
Borrowings	11,422,868	4,168,941	1,788,597	1,540,533	5,119,291	428,660	24,468,890
Debentures	8,325,421	3,035,764	3,203,743	3,174,902	25,036,943	3,342,284	46,119,057

Total	165,493,118	54,997,145	38,327,258	33,330,592	92,791,939	3,830,099	388,770,151

	December 31, 2022
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Asset:
Loans and other financial assets at amortized cost	224,863,400	56,669,335	15,469,920	15,108,779	59,454,649	5,963,926	377,530,009
Financial assets at FVTPL	1,888,996	119,725	1,364	4,670	71,620	13,129	2,099,504
Financial assets at FVTOCI	6,093,805	4,224,460	3,014,625	3,550,982	15,409,527	584,203	32,877,602
Securities at amortized cost	2,749,432	1,806,804	1,768,936	1,427,736	20,126,354	2,100,203	29,979,465

Total	235,595,633	62,820,324	20,254,845	20,092,167	95,062,150	8,661,461	442,486,580

Liability:
Deposits due to customers	167,237,029	49,107,093	33,506,265	40,006,233	55,855,781	69,861	345,782,262
Borrowings	14,829,024	4,159,096	1,542,340	1,183,331	6,654,602	472,325	28,840,718
Debentures	9,068,737	4,905,727	4,633,137	4,962,350	19,621,659	3,298,581	46,490,191

Total	191,134,790	58,171,916	39,681,742	46,151,914	82,132,042	3,840,767	421,113,171

9

2) Currency risk
Currency risk arises from the financial instruments denominated in foreign currencies other than the functional currency. Therefore, no currency risk arises from non-monetary
items or financial instruments denominated in the functional currency.
Financial instruments in foreign currencies exposed to currency risk as of December 31, 2021 and 2022 are as follows (Unit: USD in millions, JPY in millions, CNY in millions, EUR in millions, and Korean Won in millions):

	December 31, 2021
	USD		JPY		CNY		EUR		Others	Total
	Foreign currency	Korean Won equivalent	Foreign currency	Korean Won equivalent	Foreign currency	Korean Won equivalent	Foreign currency	Korean Won equivalent	Korean Won equivalent	Korean Won equivalent
Asset
Cash and cash equivalents	3,176	3,765,800	32,829	338,222	1,236	230,188	94	125,513	971,774	5,431,497
Loans and other financial assets at amortized cost	28,771	34,107,769	147,981	1,504,891	23,733	4,420,551	2,329	3,126,363	5,604,781	48,764,355
Financial assets at FVTPL	468	556,296	14,618	150,596	—	—	327	438,662	71,369	1,216,923
Financial assets at FVTOCI	3,195	3,787,466	—	—	3,899	726,310	33	44,638	741,348	5,299,762
Securities at amortized cost	240	283,935	—	—	499	92,917	29	39,142	138,422	554,416

Total	35,850	42,501,266	195,428	1,993,709	29,367	5,469,966	2,812	3,774,318	7,527,694	61,266,953

Liability
Financial liabilities at FVTPL	274	324,420	16,384	168,798	—	—	239	321,354	203,523	1,018,095
Deposits due to customers	19,803	23,476,384	219,514	2,261,520	26,342	4,906,441	1,640	2,201,233	4,798,322	37,643,900
Borrowings	5,766	6,835,191	31,601	325,745	—	—	349	469,124	1,395,597	9,025,657
Debentures	3,566	4,228,055	—	—	—	—	—	—	341,621	4,569,676
Other financial liabilities	2,739	3,247,454	10,673	109,958	2,658	495,125	335	449,897	211,392	4,513,826

Total	32,148	38,111,504	278,172	2,866,021	29,000	5,401,566	2,563	3,441,608	6,950,455	56,771,154

Off-balance accounts	8,047	9,540,185	32,777	337,685	2,533	471,852	598	803,357	1,250,186	12,403,265

F-
7
0

	December 31, 2022
	USD		JPY		CNY		EUR		Others	Total
	Foreign currency	Korean Won equivalent	Foreign currency	Korean Won equivalent	Foreign currency	Korean Won equivalent	Foreign currency	Korean Won equivalent	Korean Won equivalent	Korean Won equivalent
Asset
Cash and cash equivalents	9,041	11,457,194	64,824	617,888	1,542	279,779	484	653,870	1,022,909	14,031,640
Loans and other financial assets at amortized cost	24,361	30,872,442	116,298	1,108,529	24,637	4,470,059	2,510	3,391,155	4,952,002	44,794,187
Financial assets at FVTPL	970	1,229,059	25,416	242,260	—	—	358	484,172	176,057	2,131,548
Financial assets at FVTOCI	3,307	4,191,383	—	—	3,999	725,511	2	2,573	725,271	5,644,738
Securities at amortized cost	576	729,811	—	—	3,540	642,214	69	93,250	206,497	1,671,772

Total	38,255	48,479,889	206,538	1,968,677	33,718	6,117,563	3,423	4,625,020	7,082,736	68,273,885

Liability
Financial liabilities at FVTPL	415	526,553	26,766	255,128	—	—	322	434,590	274,895	1,491,166
Deposits due to customers	24,569	31,135,881	227,260	2,166,196	28,125	5,102,886	2,108	2,847,863	5,008,487	46,261,313
Borrowings	6,894	8,737,229	44,365	422,876	1,023	185,652	431	582,034	2,179,085	12,106,876
Debentures	4,174	5,289,246	—	—	—	—	195	263,187	339,188	5,891,621
Other financial liabilities	3,040	3,852,255	8,685	82,783	4,295	779,233	380	513,285	200,249	5,427,805

Total	39,092	49,541,164	307,076	2,926,983	33,443	6,067,771	3,436	4,640,959	8,001,904	71,178,781

Off-balance accounts	6,698	8,488,374	34,512	328,964	1,141	207,012	787	1,063,680	868,470	10,956,500

3) Interest Rate Benchmark Reform Risk Management
The Group closely monitors the outputs and markets of various industrial working groups that manage the transition to new interest rate benchmark, which includes announcements by LIBOR regulators.
A fundamental shift in interest rate indicators (hereinafter referred to as “interest rate benchmark reform”) is taking place around the world, and some Interbank Offered Rates (“IBORs”) are being replaced by new risk-free rates. In particular, for the case of LIBOR, except for USD LIBOR for overnight rate, 1, 3, 6, and 12 month rates, all of the calculations were suspended as of December 31, 2021, and the aforementioned 5 USD LIBORs will also be suspended as of June 30, 2023.
The Group established a LIBOR-related response plan consisting of the business flow of risk management, accounting, tax, law, computerization and customer management. The purpose of the plan is to identify the impact and risks associated with interest rate benchmark reform within the business, and to prepare and implement an action plan to ensure a smooth transition to alternative interest rates. The Group aims to close the response plan in line with the supervisory authority’s response guidelines.

F-
7
1

<Woori Bank>
The details of Woori Bank’s financial instruments that have not completed the conversion to the LIBOR-related interest rates benchmark at the end of the year are as follows:
Non-derivative
financial instrument is presented at the carrying amount, while the derivative financial instrument is presented at the nominal amount
.

		December 31.2022
		USD (*1)
		Total Amount (*2)	Interest Rate Provision
Non-derivative financial assets	Financial assets at FVTOCI	514,935	355,247
	Financial assets at amortized cost	4,214,876	3,237,567

	Total	4,729,811	3,592,814

Non-derivative financial liabilities	Financial liabilities at amortized cost	89,326	89,326

Derivatives	Interest rate(trading)	26,210,037	26,208,438
	Currency(trading)	33,886,969	33,598,769
	Interest rate(hedging)	2,344,505	2,344,505

	Total	62,441,511	62,151,712

(*1)	Financial instruments related to USD Libor (overnight rate, 1, 3, 6, 12 month rates) that are expired before June 30, 2023 are excluded.
(*2)	For contracts that do not have an interest rate alternative clause, The Group is in the process of negotiating to add an interest rate alternative clause.
The KRW CD rates are planned to be replaced by the Korea Overnight Financing Repo Rate (KOFR) in the long run, but when the CD rates will be ceased or the policy response directions to activate alternative rates are not clear.
< Woori Card Co., Ltd. >
The hedging relationship in which Woori Card applies cash flow risk hedge is affected by interest rate indicators related to interest rate benchmark reform. The interest rate benchmarks for which the hedging relationship is exposed are USD 1M LIBOR and USD 3M LIBOR. The nominal amounts of hedging instruments associated with 1M LIBOR and 3M LIBOR among the hedging relationships of Woori Card are USD 270,000,000 and USD 100,000,000, respectively. Woori Card is closely monitoring market and industry discussions regarding applicable alternative benchmark interest rates for exposed interest rate benchmarks, and believes that this uncertainty will no longer appear when exposed interest benchmarks are replaced by applicable interest rates.
<Woori Financial Capital Co., Ltd.>
The hedging relationship in which Woori Financial Capital applies cash flow risk hedge accounting is affected by interest rate benchmarks related to interest rate benchmark reform. The interest rate benchmark with the corresponding hedging relationship exposed is the KRW 3M CD. The nominal amount of the hedging instrument associated with the KRW 3M CD of Woori Financial Capital’s hedging relationship is KRW 40 billion. Woori Financial Capital is closely watching market and industry discussions regarding applicable alternative benchmark interest rates for exposed interest rate benchmarks, and believes that this uncertainty will no longer appear when exposed interest benchmarks are replaced by applicable interest rates.

F-
7
2

(3) Liquidity risk
Liquidity risk refers to the risk that the Group may encounter difficulties in meeting obligations from its financial liabilities.
1) Liquidity risk management
Liquidity risk management is to prevent potential cash shortages as a result of mismatching maturity of assets and liabilities or unexpected cash outflows. The the consolidated financial liabilities that are relevant to liquidity risk are incorporated within the scope of risk management. Derivatives instruments are excluded from those financial liabilities as they reflect expected cash flows for a pre-determined
period.
Assets and liabilities are grouped by account under Asset Liability Management (“ALM”) in accordance with the characteristics of the account. The Group manages liquidity risk by identifying the maturity gap and such gap ratio through various cash flows analysis (i.e. based on remaining maturity and contract period, etc.), while maintaining the gap ratio at or below the target limit.
The information on early repayment related to asset securitization is described in NOTE 40. CONTINGENT LIABILITIES AND COMMITMENTS (4) 3).

2)	Maturity analysis of non-derivative financial liabilities

a)	Cash flows of principals and interests by remaining contractual maturities of non-derivative financial liabilities as of December 31, 2021 and 2022 are as follows (Unit: Korean Won in millions):

	December 31, 2021
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Financial liabilities at FVTPL	100,976	10,397	91,785	107,230	—	—	310,388
Deposits due to customers	224,881,863	32,559,199	20,290,566	31,768,748	9,213,279	1,615,198	320,328,853
Borrowings	9,477,536	4,366,223	2,415,548	2,494,732	5,800,815	440,506	24,995,360
Debentures	3,068,600	4,201,926	5,316,672	5,371,869	24,982,746	3,342,284	46,284,097
Lease liabilities	41,731	53,245	30,148	25,494	156,228	38,275	345,121
Other financial liabilities	17,614,313	290,584	12,190	11,894	610,514	1,999,198	20,538,693

Total	255,185,019	41,481,574	28,156,909	39,779,967	40,763,582	7,435,461	412,802,512

	December 31, 2022
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Financial liabilities at FVTPL	35,161	—	—	—	—	12,113	47,274
Deposits due to customers	228,890,427	36,851,103	24,091,740	42,652,679	14,999,516	1,522,830	349,008,295
Borrowings	8,969,648	5,734,715	3,210,812	3,156,211	7,457,240	484,909	29,013,535
Debentures	6,348,064	6,841,379	5,211,032	5,214,942	19,621,659	3,298,581	46,535,657
Lease liabilities	68,279	36,724	35,136	29,646	151,379	33,007	354,171
Other financial liabilities	14,409,376	113,049	19,370	20,315	765,870	3,037,563	18,365,543

Total	258,720,955	49,576,970	32,568,090	51,073,793	42,995,664	8,389,003	443,324,475

F-7
3

b)	Cash flows of principals and interests by expected maturities of non-derivative financial liabilities as of December 31, 2021 and 2022 are as follows (Unit: Korean Won in millions):

	December 31, 2021
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Financial liabilities at FVTPL	100,976	10,397	91,785	107,230	—	—	310,388
Deposits due to customers	230,823,884	33,705,990	20,107,790	27,331,774	7,871,688	89,643	319,930,769
Borrowings	9,477,536	4,366,223	2,415,548	2,494,732	5,800,815	440,506	24,995,360
Debentures	3,068,600	4,201,926	5,316,672	5,371,869	24,982,746	3,342,284	46,284,097
Lease liabilities	41,716	53,260	30,216	25,653	162,092	41,814	354,751
Other financial liabilities	17,614,313	290,584	12,190	11,894	610,514	1,999,198	20,538,693

Total	261,127,025	42,628,380	27,974,201	35,343,152	39,427,855	5,913,445	412,414,058

	December 31, 2022
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Financial liabilities at FVTPL	35,161	—	—	—	—	12,113	47,274
Deposits due to customers	242,132,680	41,113,768	24,269,363	29,670,943	10,490,993	56,013	347,733,760
Borrowings	8,969,648	5,734,715	3,210,812	3,156,211	7,457,240	484,909	29,013,535
Debentures	6,348,064	6,841,379	5,211,032	5,214,942	19,621,659	3,298,581	46,535,657
Lease liabilities	68,344	36,729	35,377	29,948	157,361	38,584	366,343
Other financial liabilities	14,409,376	113,049	19,370	20,315	765,870	3,037,563	18,365,543

Total	271,963,273	53,839,640	32,745,954	38,092,359	38,493,123	6,927,763	442,062,112

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
The cash flow by the maturity of derivative financial liabilities as of December 31, 2021 and 2022 is as follows (Unit: Korean Won in millions):

		Remaining maturity
		Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
December 31, 2021	Cash flow risk hedge	246	(206)	(502)	(717)	(2,744)	(4,053)	(7,976)
	Fair value risk hedge	(1,656)	598	(940)	1,392	21,552	—	20,946
	Trading purpose	4,566,443	—	—	—	—	—	4,566,443
December 31, 2022	Cash flow risk hedge	856	905	915	1,255	50,682	—	54,613
	Fair value risk hedge	25,048	16,175	31,974	18,540	118,027	(3,615)	206,149
	Trading purpose	8,905,125	—	—	—	—	—	8,905,125

F-7
4

4) Maturity analysis of
off-balance
accounts (Payment guarantees, commitments, and etcs)
A payment guarantee represents an irrevocable undertaking that the Group should meet a customer’s obligations to third parties if the customer fails to do so. The loan commitment represents the limit if the Group has promised a credit to the customer. Loan commitments include commercial standby facilities and credit lines, liquidity facilities to commercial paper conduits and utilized overdraft facilities. The maximum limit to be paid by the Group in accordance with guarantees and loan commitment only applies to principal amounts. There are contractual maturities for payment guarantees, such as financial guarantees for debentures issued or loans, unused loan commitments, and other credits, however, under the terms of the guarantees and unused loan commitments, funds should be paid upon demand from the counterparty. Details of off-balance
accounts as of December 31, 2021 and 2022 are as follows (Unit: Korean Won in millions):

	December 31, 2021	December 31, 2022
Payment guarantees	12,987,809	11,921,586
Loan commitments	114,414,462	118,172,070
Other commitments	3,427,331	4,602,429
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
2) Operational risk measurement
The Group is applying the basic indicator method for the purpose of calculating the regulatory capital of operation risk, and the Bank is applying the Advanced Measurement Approaches. The Bank applies AMA using internal and external loss data, business environment and internal control factors, and scenario analysis.
(5) Capital management
The Group complies with the standard of capital adequacy provided by financial regulatory authorities. The capital adequacy standard is based on Basel III published by Basel Committee on Banking Supervision in Bank for International Settlement and was implemented in Korea in December 2013. The capital adequacy ratio is calculated by dividing own capital by asset (weighted with a risk premium – risk weighted assets) based on the consolidated financial statements of the Group.
According to the above regulations, the Group is required to meet the following minimum requirements: Tier 1 common capital ratio of 8.0%, a Tier 1 capital ratio of 9.5%, and a total capital ratio of 11.5% as of December 31, 2021 and 2022

F-7
5

Details of the Group’s capital adequacy ratio as of December 31, 2021 and 2022 are as follows (Unit: Korean Won in millions):

Details	December 31, 2021	December 31, 2022
Tier 1 capital	21,994,047	23,757,296
Other Tier 1 capital	3,590,212	4,208,994
Tier 2 capital	3,395,989	3,437,735

Total risk-adjusted capital	28,980,248	31,404,025

Risk-weighted assets for credit risk	171,199,840	182,028,062
Risk-weighted assets for market risk	6,388,428	6,759,527
Risk-weighted assets for operational risk	14,914,801	16,519,885

Total risk-weighted assets	192,503,069	205,307,474

Common Equity Tier 1 ratio	11.43%	11.57%

Tier 1 capital ratio	13.29%	13.62%

Total capital ratio	15.05%	15.30%

5. OPERATING SEGMENTS
In evaluating the results of the Group and allocating resources, the Group’s Chief Operation Decision Maker (“CODM”) utilizes the information per type of customers. With the establishment of Woori Financial Group Inc. during the prior term, the Group reports to the CODM according to the organizational sectors below. This financial information of the segments is regularly reviewed by the CODM to make decisions about resources to be allocated to each segment and evaluate its performance.
(1) Segment by type of organization
The Group’s reporting segments consist of banking, credit card, capital, comprehensive finance and other sectors, and the composition of such reporting segments was divided based on internal report data periodically reviewed by the management to evaluate the performance of the segment and make decisions on the resources to be distributed.

Operational scope
Banking	Loans/deposits and relevant services for customers of Woori Bank and its subsidiaries
Credit card	Credit card, cash services, card loans and accompanying business of Woori Card Co., Ltd.
Capital	Installments, loans including lease financing, and accompanying business of Woori Financial Capital Co., Ltd.
Investment Banking	Securities operation, sale of financial instruments, project financing and other related activities for comprehensive financing of Woori Investment bank Co., Ltd.
Others	Woori Financial Group Inc., Woori Asset Trust Co., Ltd., Woori Asset Management Corp., Ltd., Woori Financial F&I Co., Ltd., Woori Savings Bank., Woori Credit Information Co., Ltd., Woori Fund Services Inc., Woori Private Equity Asset Management Co., Ltd., Woori Global Asset Management Co., Ltd., Woori FIS Co., Ltd. and Woori Finance Research Institute,

F-7
6

(2) The composition of each organization’s sect
o
rs for the years ended December 31, 2020, 2021 and 2022 are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2020
	Banking	Credit card	Investment banking	Others (*1)	Sub-total	Other adjustments (*2)	Internal adjustments (*3)	consolidated adjustments (*4)	Total
Net Interest income	4,545,155	564,461	78,302	69,188	5,257,106	52,171	692,298	(3,063)	5,998,512
Non-interest income (expense)	1,423,286	3,648	34,497	1,071,852	2,533,283	(19,082)	(676,483)	(1,015,284)	822,434
Impairment losses due to credit loss	(512,008)	(195,816)	(4,146)	(43,660)	(755,630)	(808)	(17,138)	(10,795)	(784,371)
General and administrative expense	(3,545,186)	(207,301)	(39,039)	(416,595)	(4,208,121)	(2,921)	—	254,861	(3,956,181)

Net operating income (expense)	1,911,247	164,992	69,614	680,785	2,826,638	29,360	(1,323)	(774,281)	2,080,394

Share of gain (loss) of associates	(6,895)	—	170	1,255	(5,470)	(22,047)	—	128,594	101,077
Other non-operating expense	(50,132)	(5,569)	(945)	(484)	(57,130)	33,895	1,323	(158,308)	(180,220)
Non-operating income (expense)	(57,027)	(5,569)	(775)	771	(62,600)	11,848	1,323	(29,714)	(79,143)

Net income (expense) before tax	1,854,220	159,423	68,839	681,556	2,764,038	41,208	—	(803,995)	2,001,251
Tax income (expense)	(437,288)	(39,193)	(5,902)	(29,372)	(511,755)	29	—	25,724	(486,002)

Net income (loss)	1,416,932	120,230	62,937	652,184	2,252,283	41,237	—	(778,271)	1,515,249

Total assets	374,120,064	11,366,596	4,332,474	31,872,690	421,691,824	5,643,135	—	(28,253,942)	399,081,017

Investment in associate	3,382,650	—	2,494	21,586,506	24,971,650	10,194	—	(23,988,553)	993,291
Other assets	370,737,414	11,366,596	4,329,980	10,286,184	396,720,174	5,632,941	—	(4,265,389)	398,087,726

Total liabilities	348,706,682	9,312,986	3,803,594	9,606,742	371,430,004	4,643,899	—	(3,718,731)	372,355,172

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

(*2)	Other segments includes the funds subject to Group’s consolidated not included in the reporting segment.
(*3)
Internal reconciliation includes the adjustment of deposit insurance premiums of KRW 371,054 million and fund contribution fees of KRW 327,911 million from net interest income expenses to non-interest
income expenses in order to present the profit and loss adjustment between reporting divisions in accordance with management accounting standards as profit and loss in accordance with accounting standards

(*4)
Consolidation adjustments include the elimination of KRW 252,922 million of internal transactions between Woori FIS Co., Ltd., the group’s IT service agency, and affiliates, and the removal of KRW 680,375 million of dividends received by the holding company from its subsidiaries.

	For the year ended December 31, 2021
	Banking	Credit card	Capital	Investment banking	Others (*1)	Sub-total	Other adjustments (*2)	Internal adjustments (*3)	consolidated adjustments (*4)	Total
Net interest income	5,158,078	606,506	315,600	108,321	29,515	6,218,020	9,938	758,559	(796)	6,985,721
Non-interest income(expense)	1,661,903	63,839	95,297	49,419	1,111,422	2,981,880	16,431	(670,230)	(969,804)	1,358,277
Impairment losses due to credit loss	(140,574)	(164,097)	(122,089)	(1,885)	(19,601)	(448,246)	—	(89,683)	1,091	(536,838)
General and administrative expense	(3,606,715)	(225,175)	(99,048)	(51,490)	(440,601)	(4,423,029)	(256)	—	275,874	(4,147,411)

Net operating income(expense)	3,072,692	281,073	189,760	104,365	680,735	4,328,625	26,113	(1,354)	(693,635)	3,659,749

Share of gain of associates	60,049	—	1,000	750	4,390	66,189	51	—	(4,044)	62,196
Other non-operating expense	(19,654)	(7,936)	(16,943)	(660)	(1,071)	(46,264)	2,956	1,354	7,054	(34,900)

Non-operating income(expense)	40,395	(7,936)	(15,943)	90	3,319	19,925	3,007	1,354	3,010	27,296

Net income(expense) before tax	3,113,087	273,137	173,817	104,455	684,054	4,348,550	29,120	—	(690,625)	3,687,045
Tax expense	(773,073)	(72,411)	(33,238)	(24,531)	(16,799)	(920,052)	—	—	(4,714)	(924,766)

Net income(loss)	2,340,014	200,726	140,579	79,924	667,255	3,428,498	29,120	—	(695,339)	2,762,279

Total assets	415,976,627	14,116,832	10,259,868	5,159,742	25,627,649	471,140,718	1,101,162	—	(25,058,009)	447,183,871

Investment in associate	858,706	—	12,403	8,846	22,165,895	23,045,850	35,134	—	(21,745,817)	1,335,167
Other assets	415,117,921	14,116,832	10,247,465	5,150,896	3,461,754	448,094,868	1,066,028	—	(3,312,192)	445,848,704

Total liabilities	391,360,200	11,858,065	9,073,104	4,559,856	3,284,269	420,135,494	54,595	—	(1,811,321)	418,378,768

(*1)
Other segments include gains and losses from Woori Financial Group Inc., Woori Asset Trust Co., Ltd., Woori Savings Bank, Woori Asset Management Corp., Woori Financial F&I Co., Ltd., Woori Credit Information Co., Ltd., Woori Fund Service Co., Ltd., Woori Private Equity Asset Management Co., Ltd., Woori Global Asset Management Co., Ltd., Woori FIS Co., Ltd. and Woori Finance Research Institute.

(*2)	Other segments includes the funds subject to Group’s consolidated not included in the reporting segment.

F-7
7

(*3)
Internal reconciliation includes the adjustment of deposit insurance premiums of KRW 406,276 million and fund contribution fees of KRW 367,961 million from net interest income expenses to non-interest
income expenses in order to present the profit and loss adjustment between reporting divisions in accordance with management accounting standards as profit and loss in accordance with accounting standards

(*4)
Consolidation adjustments include the elimination of KRW 274,768 million of internal transactions between Woori FIS Co., Ltd., the group’s IT service agency, and affiliates, and the removal of KRW 692,605 million of dividends received by the holding company from its subsidiaries.

	For the year ended December 31, 2022
	Banking	Credit card	Capital	Investment banking	Others (*1)	Sub-total	Other adjustments (*2)	Internal adjustments (*3)	Consolidated Adjustments (*4)	Total
Net interest income	6,603,834	675,250	376,133	117,867	73,800	7,846,884	34,307	817,543	(2,155)	8,696,579
Non-interest income(expense)	1,520,576	110,888	83,428	82,885	1,750,203	3,547,980	17,498	(761,029)	(1,655,342)	1,149,107
Impairment losses due to credit loss	(426,552)	(238,607)	(107,906)	(16,491)	(38,319)	(827,875)	—	(57,992)	595	(885,272)
General and administrative expense	(3,914,672)	(262,525)	(99,872)	(61,631)	(493,502)	(4,832,202)	(409)	—	302,721	(4,529,890)

Net operating income(expense)	3,783,186	285,006	251,783	122,630	1,292,182	5,734,787	51,396	(1,478)	(1,354,181)	4,430,524

Share of gain of associates	73,958	—	1,430	334	2,173	77,895	(182)	—	(7,717)	69,996
Other non-operating expense	67,759	(6,373)	(1,835)	(1,399)	(2,386)	55,766	2,371	1,478	(12,565)	47,050

Non-operating income(expense)	141,717	(6,373)	(405)	(1,065)	(213)	133,661	2,189	1,478	(20,282)	117,046

Net income(expense) before tax	3,924,903	278,633	251,378	121,565	1,291,969	5,868,448	53,585	—	(1,374,463)	4,547,570
Tax expense	(976,402)	(73,869)	(68,050)	(29,771)	(26,739)	(1,174,831)	—	—	(3,665)	(1,178,496)

Net income(loss)	2,948,501	204,764	183,328	91,794	1,265,230	4,693,617	53,585	—	(1,378,128)	3,369,074

Total assets	443,340,979	16,118,967	12,581,473	5,657,191	28,059,619	505,758,229	2,019,322	—	(27,303,155)	480,474,396

Investment in associate	917,581	—	40,987	6,548	22,427,853	23,392,969	29,658	—	(22,116,991)	1,305,636
Other assets	442,423,398	16,118,967	12,540,486	5,650,643	5,631,766	482,365,260	1,989,664	—	(5,186,164)	479,168,760

Total liabilities	417,583,793	13,692,456	11,040,754	4,982,410	4,146,997	451,446,410	50,762	—	(2,650,118)	448,847,054

(*1)
Other segments include gains and losses from Woori Financial Group Inc., Woori Asset Trust Co., Ltd., Woori Savings Bank, Woori Asset Management Corp., Woori Financial F&I Co., Ltd., Woori Credit Information Co., Ltd., Woori Fund Service Co., Ltd., Woori Private Equity Asset Management Co., Ltd., Woori Global Asset Management Co., Ltd., Woori FIS Co., Ltd. and Woori Finance Research Institute.

(*2)	Other segments includes the funds subject to Group’s consolidated not included in the reporting segment.
(*3)
Internal reconciliation includes the adjustment of deposit insurance premiums of KRW 423,834 million and fund contribution fees of KRW 402,057 million from net interest income expenses to non-interest
income expenses in order to present the profit and loss adjustment between reporting divisions in accordance with management accounting standards as profit and loss in accordance with accounting standards

(*4)
Consolidation adjustments include the elimination of KRW 300,297 million of internal transactions between Woori FIS Co., Ltd., the group’s IT service agency, and affiliates, and the removal of KRW 1,272,393 million of dividends received by the holding company from its subsidiaries.

(3) Operating profit or loss from external customers for the years ended December 31, 2020, 2021 and 2022 are as follows (Unit: Korean Won in millions):

	For the years ended December 31
Details	2020	2021	2022
Domestic	1,869,516	3,288,341	3,835,809
Foreign	210,878	371,408	594,715

Total	2,080,394	3,659,749	4,430,524

(4) Major
non-current
assets as of December 31, 2021 and 2022 are as follows (Unit: Korean Won in millions):

Details(*)	December 31, 2021(*)	December 31, 2022(*)
Domestic	5,201,838	5,152,033
Foreign	482,930	533,354

Total	5,684,768	5,685,387

(*)	Major non-current assets included joint ventures and related business investments, investment properties, premises equipment, and intangible assets.

F-7
8

(5) Information about major customers
The Group does not have any single customer that generates 10% or more of the Group’s total revenue for the years ended December 31, 2021 and 2022.
6. STATEMENTS OF CASH FLOWS
(1) Details of cash and cash equivalents are as follows (Unit: Korean Won in millions):

	December 31, 2021	December 31, 2022
Cash	1,742,449	1,771,316
Foreign currencies	503,205	628,590
Demand deposits	18,208,784	31,729,228
Fixed deposits	158,635	90,014

Total	20,613,073	34,219,148

(2) Details of restricted cash and cash equivalents are as follows (Unit: Korean Won in millions)

	Counterparty	December 31, 2021	Reason of restriction
Due from banks in local currency:
Due from BOK on demand	BOK	9,619,055	Reserve deposits under the BOK Act
Due from banks in foreign currencies:
Due from banks on demand	BOK and others	3,428,200	Reserve deposits under the BOK Act and others

	Total	13,047,255

	Counterparty	December 31, 2022	Reason of restriction
Due from banks in local currency:
Due from BOK on demand	BOK	16,527,445	Reserve deposits under the BOK Act
Due from banks in foreign currencies:
Due from banks on demand	BOK and others	6,437,717	Reserve deposits under the BOK Act and others

	Total	22,965,162

9

(3) Significant transactions of investing activities and financing activities not involving cash inflows and outflows are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2020	2021	2022
Changes in other comprehensive income related to valuation of financial assets at FVTOCI	59,360	(150,327)	(493,871)
Changes in other comprehensive income related to valuation of assets of associate	(2,298)	1,526	612
Changes in other comprehensive income related to valuation profit or loss on cash flow hedge	4,420	7,107	(9,835)
Changes in financial assets measure at FVTOCI due to debt-for-equity swap	3,575	79	14,594
Changes in the investment assets of associates due to the transfer of assets held-for-sale	(50,411)	(52)	—
Changes in financial assets at FVTPL and assets held-for-sale	(2,385)	—	—
Changes in the property, plant and equipment due to the transfer of assets held-for-sale	—	(12,852)	(13,109)
Transfer of investment properties and premises and equipment	30,431	6,095	7,153
Changes in account payables related to premises and equipment	—	—	281
Changes in account payables related to intangible assets	(11,639)	(11,640)	(11,530)
Changes in right-of-use assets and lease liabilities	222,587	150,644	194,236
Comprehensive stock exchange	—	64,301	—
Changes in other comprehensive income related to foreign operation translation	(153,472)	246,808	32,536
(4) Adjustments of liabilities from financing activities in current and prior year are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2021
	Beginning balance	Cash flow	Not involving cash inflows and outflows			Ending balance
			Foreign Exchange	Variation of gains on valuation of hedged items	Others(*)
Borrowings	20,745,466	3,199,712	804,649	—	5,632	24,755,459
Debentures	37,479,358	6,893,661	392,077	(104,306)	(6,926)	44,653,864
Lease liabilities	407,431	(177,593)	10,950	—	102,425	343,213
Other liabilities	26,354	14,173	—	—	(13,620)	26,907

Total	58,658,609	9,929,953	1,207,676	(104,306)	87,511	69,779,443

(*)	The change in lease liabilities due to the new contract includes 189,660 million W on.

F-
80

	For the year ended December 31, 2022
	Beginning balance	Cash flow	Not involving cash inflows and outflows			Ending balance
			Foreign Exchange	Variation of gain(loss) on valuation of hedged items	Others(*)
Borrowings	24,755,459	2,881,675	760,918	—	31,551	28,429,603
Debentures	44,653,864	(484,874)	297,861	(257,910)	(10,455)	44,198,486
Lease liabilities	343,213	(187,531)	4,645	—	158,834	319,161
Other liabilities	26,907	513	—	—	(36)	27,384

Total	69,779,443	2,209,783	1,063,424	(257,910)	179,894	72,974,634

(*)	The change in lease liabilities due to the new contract includes 235,215 million W on.
7. FINANCIAL ASSETS AT FVTPL
(1) Details of financial assets at FVTPL as of December 31, 2021 and 2022 are as follows (Unit: Korean Won in millions):

	December 31, 2021	December 31, 2022
Financial assets at fair value through profit or loss measured at fair value	13,497,234	19,860,573
(2) Financial assets at fair value through profit or loss measured at fair value as of December 31, 2021 and 2022 are as follows (Unit: Korean Won in millions):

	December 31, 2021	December 31, 2022
Deposits:
Gold banking asset	65,072	34,995
Securities:
Debt securities
Korean treasury and government agencies	995,713	2,754,442
Financial institutions	925,474	620,311
Corporates	751,636	721,573
Others	70,416	174,206
Equity securities	329,864	383,883
Capital contributions	1,287,723	1,976,474
Beneficiary certificates	3,504,547	3,902,762
Others	94,673	143,334

Sub-total	7,960,046	10,676,985

Loans	667,467	899,228
Derivatives assets	4,803,131	8,206,181
Other financial assets	1,518	43,184

Total	13,497,234	19,860,573

The Group does not have financial assets at fair value through profit or loss designated as upon initial recognition as of December 31, 2021 and 2022.

F-
81

8.	FINANCIAL ASSETS AT FVTOCI
(1) Details of financial assets at FVTOCI as of December 31, 2021 and 2022 are as follows (Unit: Korean Won in millions):

	December 31, 2021	December 31, 2022
Debt securities:
Korean treasury and government agencies	4,728,085	5,487,983
Financial institutions	22,909,615	16,870,619
Corporates	5,091,035	4,044,446
Bond denominated in foreign currencies	5,299,707	5,644,684
Securities loaned	98,535	98,026

Sub-total	38,126,977	32,145,758

Equity securities	992,812	939,322

Total	39,119,789	33,085,080

(2) Details of equity securities designated as financial assets at FVTOCI as of December 31, 2021 and 2022 are as follows (Unit: Korean Won in millions):

Purpose of acquisition	December 31, 2021	December 31, 2022	Purpose of acquisition
Investment for strategic business partnership purpose	796,835	776,199
Debt-equity swap	195,971	157,216
Others	6	5,907	Insurance for mutual aid association etc.

Total	992,812	939,322

(3) Changes in the loss allowance and gross carrying amount of financial assets at FVTOCI are as follows (Unit: Korean Won in millions):
1) Allowance for credit losses

	For the year ended December 31, 2020
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(8,569)	—	—	(8,569)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net provision of loss allowance	(1,529)	—	—	(1,529)
Disposal	764	—	—	764
Others (*)	(297)	—	—	(297)

Ending balance	(9,631)	—	—	(9,631)

(*)	Others consist of foreign currencies translation, etc.

F-
82

	For the year ended December 31, 2021
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(9,631)	—	—	(9,631)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net provision of loss allowance	(4,909)	—	—	(4,909)
Disposal	2,378	—	—	2,378
Others (*)	16	—	—	16

Ending balance	(12,146)	—	—	(12,146)

(*)	Others consist of foreign currencies translation, etc.

	For the year ended December 31, 2022
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(12,146)	—	—	(12,146)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Reversal of loss allowance	827	—	—	827
Disposal	714	—	—	714
Others (*)	(1,200)	—	—	(1,200)

Ending balance	(11,805)	—	—	(11,805)

(*)	Others consist of foreign currencies translation, etc.
2) Gross carrying amount

	For the year ended December 31, 2020
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	26,795,161	—	—	26,795,161
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Acquisition	22,970,010	—	—	22,970,010
Disposal / Recovery	(20,530,076)	—	—	(20,530,076)
Gain (loss) on valuation	17,957	—	—	17,957
Amortization based on effective interest method	(12,545)	—	—	(12,545)
Others (*)	(292,366)	—	—	(292,366)

Ending balance	28,948,141	—	—	28,948,141

(*)	Others consist of foreign currencies translation, etc.

F-8
3

	For the year ended December 31, 2021
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	28,948,141	—	—	28,948,141
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Acquisition	30,522,426	—	—	30,522,426
Disposal / Recovery	(21,533,360)	—	—	(21,533,360)
Gain (loss) on valuation	(213,517)	—	—	(213,517)
Amortization based on effective interest method	31,641	—	—	31,641
Others (*)	371,646	—	—	371,646

Ending balance	38,126,977	—	—	38,126,977

(*)	Others consist of foreign currencies translation, etc.

	For the year ended December 31, 2022
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	38,126,977	—	—	38,126,977
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Acquisition	16,108,426	—	—	16,108,426
Disposal / Recovery	(21,670,160)	—	—	(21,670,160)
Gain (loss) on valuation	(669,936)	—	—	(669,936)
Amortization based on effective interest method	41,813	—	—	41,813
Others (*)	208,638	—	—	208,638

Ending balance	32,145,758	—	—	32,145,758

(*)	Others consist of foreign currencies translation, etc.
(4) During the years ended December 31, 2021 and 2022, the Group sold its equity securities., designated as financial assets at FVTOCI in accordance with decision of disposal by the creditors, and the fair values at disposal dates were 138,511 million
W
on and 3,567 million
W
on, respectively and cumulative gains and losses at disposal dates were 3,062 million
W
on in gain and 14,444 million
W
on in loss, respectively.
9. SECURITIES AT AMORTIZED COST
(1) Details of securities at amortized cost as of December 31, 2021 and 2022 are as follows (Unit: Korean Won in millions):

	December 31, 2021	December 31, 2022
Korean treasury and government agencies	8,882,500	10,083,951
Financial institutions	1,835,947	10,283,631
Corporates	5,818,646	6,237,547
Bond denominated in foreign currencies	554,416	1,671,772
Allowance for credit losses	(5,235)	(8,385)

Total	17,086,274	28,268,516

F-8
4

(2) Changes in the loss allowance and gross carrying amount of securities at amortized cost are as follows (Unit: Korean Won in millions):
1) Loss allowance

	For the year ended December 31, 2020
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(5,511)	—	—	(5,511)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net reversal of loss allowance	934	—	—	934
Others (*)	11	—	—	11

Ending balance	(4,566)	—	—	(4,566)

(*)	Changes due to foreign currencies translation, etc.

	For the year ended December 31, 2021
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(4,566)	—	—	(4,566)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net reversal of loss allowance	(664)	—	—	(664)
Others (*)	(5)	—	—	(5)

Ending balance	(5,235)	—	—	(5,235)

(*)	Changes due to foreign currencies translation, etc.

	For the year ended December 31, 2022
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(5,235)	—	—	(5,235)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net provision of loss allowance	(3,151)	—	—	(3,151)
Others (*)	1	—	—	1

Ending balance	(8,385)	—	—	(8,385)

(*)	Changes due to foreign currencies translation, etc.

F-8
5

2) Gross carrying amount

	For the year ended December 31, 2020
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	20,326,050	—	—	20,326,050
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Acquisition	2,380,448	—	—	2,380,448
Disposal / Recovery	(5,659,365)	—	—	(5,659,365)
Amortization based on effective interest method	(396)	—	—	(396)
Others (*)	(21,332)	—	—	(21,332)

Ending balance	17,025,405	—	—	17,025,405

(*)	Changes due to foreign currencies translation, etc.

	For the year ended December 31, 2021
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	17,025,405	—	—	17,025,405
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Acquisition	6,435,692	—	—	6,435,692
Disposal / Recovery	(6,425,408)	—	—	(6,425,408)
Amortization based on effective interest method	14,810	—	—	14,810
Others (*)	41,010	—	—	41,010

Ending balance	17,091,509	—	—	17,091,509

(*)	Changes due to foreign currencies translation, etc.

	For the year ended December 31, 2022
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	17,091,509	—	—	17,091,509
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Acquisition	16,873,194	—	—	16,873,194
Disposal / Recovery	(5,871,234)	—	—	(5,871,234)
Amortization based on effective interest method	86,212	—	—	86,212
Others (*)	97,220	—	—	97,220

Ending balance	28,276,901	—	—	28,276,901

(*)	Changes due to foreign currencies translation, etc.

F-8
6

10.	LOANS AND OTHER FINANCIAL ASSETS AT AMORTIZED COST
(1) Details of loans and other financial assets at amortized cost as of December 31, 2021 and 2022 are as follows (Unit: Korean Won in millions):

	December 31, 2021	December 31, 2022
Due from banks	2,866,884	2,994,672
Loans	336,799,510	343,918,560
Other financial assets	9,219,223	8,847,497

Total	348,885,617	355,760,729

(2)	Details of due from banks are as follows (Unit: Korean Won in millions):

	December 31, 2021	December 31, 2022
Due from banks in local currency:
Due from The Bank of Korea (“BOK”)	600,000	160,000
Due from depository banks	159,264	170,006
Due from non-depository institutions	14,146	183
Due from the Korea Exchange	54	2,440
Others	191,501	421,318
Loss allowance	(2,452)	(116)

Sub-total	962,513	753,831

Due from banks in foreign currencies:
Due from banks on demand	194,781	199,671
Due from banks on time	205,351	466,963
Others	1,507,821	1,586,408
Loss allowance	(3,582)	(12,201)

Sub-total	1,904,371	2,240,841

Total	2,866,884	2,994,672

F-8
7

(3)	Details of restricted due from banks are as follows (Unit: Korean Won in millions):

	Counterparty	December 31, 2021	Reason of restriction
Due from banks in local currency:
Due from BOK	The BOK	600,000	Reserve deposits under the BOK Act
Due from KSFC	KB Securities Co. Ltd.	54	Futures trading margin
Others	Korea Federation of Savings Banks and others	75,897	Guarantees, mortgage of domestic exchange transactions and others

	Sub-total	675,951

Due from banks in foreign currencies:
Due from banks on demand	The BOK and others	128,492	Reserve deposits under the BOK Act and others
Foreign currency deposits on time	National Bank Cambodia	237	Reserve deposits and others
Others	Korea Investment & Securities and others	1,502,474	Overseas futures and options trade deposits and others

	Sub-total	1,631,203

	Total	2,307,154

	Counterparty	December 31, 2022	Reason of restriction
Due from banks in local currency:
Due from BOK	BOK	160,000	Reserve deposits under BOK Act
Due from KSFC	The Korea Securities Finance Corporation	2,419	Customer deposits return reserve
Others	Korea Exchange and others	223,705	Korean Won CCP margin and others

	Sub-total	386,124

Due from banks in foreign currencies:
Due from banks on demand	BOK and others	193,507	Reserve deposits under BOK Act and others
Due from banks on time	National Bank Cambodia	253	Reserve deposits and others
Others	Korea Investment & Securities and others	1,581,298	Overseas futures and options trade deposits and others

	Sub-total	1,775,058

	Total	2,161,182

F-8
8

(4) Changes in the allowance for credit losses and gross carrying amount of due from banks are as follows (Unit: Korean Won in millions):
1) Allowance for credit losses

	For the year ended December 31, 2020
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(4,860)	—	—	(4,860)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Reversal of allowance for credit losses	315	—	—	315
Others (*)	179	—	—	179

Ending balance	(4,366)	—	—	(4,366)

(*)	Changes due to foreign currencies translation, etc

	For the year ended December 31, 2021
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(4,366)	—	—	(4,366)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Provision of allowance for credit losses	(1,477)	—	—	(1,477)
Others (*)	(191)	—	—	(191)

Ending balance	(6,034)	—	—	(6,034)

(*)	Changes due to foreign currencies translation, etc

	For the year ended December 31, 2022
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(6,034)	—	—	(6,034)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Provision of allowance for credit losses	(7,702)	—	—	(7,702)
Others (*)	1,419	—	—	1,419

Ending balance	(12,317)	—	—	(12,317)

(*)	Changes due to foreign currencies translation, etc

9

2) Gross carrying amount

	For the year ended December 31, 2020
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	3,135,940	—	—	3,135,940
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net decrease	(750,163)	—	—	(750,163)
Business combination	129,825	—	—	129,825
Others (*)	(329)	—	—	(329)

Ending balance	2,515,273	—	—	2,515,273

(*)	Changes due to foreign currencies translation, etc

	For the year ended December 31, 2021
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	2,515,273	—	—	2,515,273
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net increase	282,987	—	—	282,987
Others (*)	74,658	—	—	74,658

Ending balance	2,872,918	—	—	2,872,918

(*)	Changes due to foreign currencies translation, etc

	For the year ended December 31, 2022
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	2,872,918	—	—	2,872,918
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net increase	166,693	—	—	166,693
Others (*)	(32,622)	—	—	(32,622)

Ending balance	3,006,989	—	—	3,006,989

(*)	Changes due to foreign currencies translation, etc

F-
9
0

(5)	Details of loans are as follows (Unit: Korean Won in millions):

	December 31, 2021	December 31, 2022
Loans in local currency	273,283,542	282,686,620
Loans in foreign currencies	24,508,250	26,988,360
Domestic banker’s usance	3,403,021	2,877,079
Credit card accounts	9,757,115	10,370,362
Bills bought in foreign currencies	5,310,080	3,650,792
Bills bought in local currency	265,275	533,879
Factoring receivables	17,406	25,469
Advances for customers on guarantees	26,766	25,698
Private placement bonds	519,150	485,519
Securitized loans	2,874,480	2,990,937
Call loans	3,481,219	3,626,226
Bonds purchased under resale agreements	10,332,858	6,849,038
Financial lease receivables	1,173,751	1,467,858
Installment financial bond	2,882,396	2,832,972
Others	159	140
Loan origination costs and fees	858,051	852,002
Discounted present value	(7,299)	(10,238)
Allowance for credit losses	(1,886,710)	(2,334,153)

Total	336,799,510	343,918,560

(6) Changes in the loss allowance of loans are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2020
	Consumers			Corporates
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3
Beginning balance	(85,148)	(77,962)	(125,588)	(324,258)	(297,718)	(390,045)
Transfer to 12-month expected credit losses	(20,839)	20,050	789	(29,117)	25,067	4,050
Transfer to lifetime expected credit losses	9,137	(10,800)	1,663	19,259	(48,184)	28,925
Transfer to credit-impaired financial assets	3,549	4,913	(8,462)	3,607	10,349	(13,956)
Net reversal (provision) of allowance for credit losses	5,142	(10,042)	(125,923)	2,831	(200,024)	(271,265)
Recovery	—	—	(71,277)	—	—	(66,179)
Charge-off	—	—	181,713	—	—	243,634
Disposal	—	—	5,640	—	13	47,106
Interest income from impaired loans	—	—	10,790	—	—	14,945
Changes due to business combinations	(31,327)	(15,129)	(72,040)	(13,703)	(18,164)	(24,364)
Others	(2,041)	4,507	(2,998)	13,921	6,754	38,405

Ending balance	(121,527)	(84,463)	(205,693)	(327,460)	(521,907)	(388,744)

F-
9
1

	For the year ended December 31, 2020
	Credit card accounts			Total
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3
Beginning balance	(74,726)	(71,533)	(128,042)	(484,132)	(447,213)	(643,675)
Transfer to 12-month expected credit losses	(14,978)	14,755	223	(64,934)	59,872	5,062
Transfer to lifetime expected credit losses	9,341	(9,742)	401	37,737	(68,726)	30,989
Transfer to credit-impaired financial assets	627	1,137	(1,764)	7,783	16,399	(24,182)
Net reversal (provision) of loss allowance	17,022	(25,098)	(179,872)	24,995	(235,164)	(577,060)
Recovery	—	—	(66,026)	—	—	(203,482)
Charge-off	—	—	245,890	—	—	671,237
Disposal	—	—	23,653	—	13	76,399
Interest income from impaired loans	—	—	—	—	—	25,735
Changes due to business combinations	—	—	—	(45,030)	(33,293)	(96,404)
Others	2	—	—	11,882	11,261	35,407

Ending balance	(62,712)	(90,481)	(105,537)	(511,699)	(696,851)	(699,974)

	For the year ended December 31, 2021
	Consumers			Corporates
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3
Beginning balance	(121,527)	(84,463)	(205,693)	(327,460)	(521,907)	(388,744)
Transfer to 12-month expected credit losses	(23,328)	19,736	3,592	(80,803)	49,902	30,901
Transfer to lifetime expected credit losses	9,201	(11,466)	2,265	14,106	(35,706)	21,600
Transfer to credit-impaired financial assets	2,752	9,918	(12,670)	1,562	18,741	(20,303)
Net reversal (provision) of loss allowance	(4,456)	(32,764)	(130,424)	49,562	(91,981)	(168,323)
Recovery	—	—	(75,058)	—	—	(55,108)
Charge-off	—	—	174,012	—	—	233,507
Disposal	—	—	14,890	—	—	64,078
Interest income from impaired loans	—	—	13,743	—	—	12,672
Others	838	1,435	8,726	(19,733)	4,211	18,487

Ending balance	(136,520)	(97,604)	(206,617)	(362,766)	(576,740)	(251,233)

F-
9
2

	For the year ended December 31, 2021
	Credit card accounts			Total
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3
Beginning balance	(62,712)	(90,481)	(105,537)	(511,699)	(696,851)	(699,974)
Transfer to 12-month expected credit losses	(26,846)	26,581	265	(130,977)	96,219	34,758
Transfer to lifetime expected credit losses	7,497	(8,151)	654	30,804	(55,323)	24,519
Transfer to credit-impaired financial assets	356	925	(1,281)	4,670	29,584	(34,254)
Net reversal (provision) of loss allowance	12,894	(44,363)	(145,336)	58,000	(169,108)	(444,083)
Recovery	—	—	(65,620)	—	—	(195,786)
Charge-off	—	—	220,352	—	—	627,871
Disposal	—	—	25,576	—	—	104,544
Interest income from impaired loans	—	—	—	—	—	26,415
Others	(3)	—	—	(18,898)	5,646	27,213

Ending balance	(68,814)	(115,489)	(70,927)	(568,100)	(789,833)	(528,777)

	For the year ended December 31, 2022
	Consumers			Corporates
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3	Credit impairment model

Beginning balance	(136,520)	(97,604)	(206,617)	(362,766)	(576,740)	(251,233)	—
Transfer to 12-month expected credit losses	(21,684)	21,210	474	(74,402)	68,546	5,856	—
Transfer to lifetime expected credit losses	10,211	(11,568)	1,357	18,678	(21,502)	2,824	—
Transfer to credit-impaired financial assets	3,960	8,975	(12,935)	2,217	12,769	(14,986)	—
Net reversal(provision) of allowance for credit losses	(734)	(49,398)	(156,286)	(22,646)	(303,198)	(107,038)	(27)
Recovery	—	—	(70,077)	—	—	(55,743)	—
Charge-off	—	—	161,850	—	—	140,744	—
Disposal	—	62	21,862	280	128	37,722	—
Interest income from impaired loans	—	—	11,805	—	—	9,576	—
Others	(4,350)	(495)	(948)	(479)	(84)	(97)	—
Changes due to business combinations	1,241	729	7,573	(14,503)	1,847	(9,090)	—
Ending balance	(147,876)	(128,089)	(241,942)	(453,621)	(818,234)	(241,465)	(27)

F-9
3

	For the year ended December 31, 2022
	Credit card accounts			Total
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3	Credit impairment model

Beginning balance	(68,814)	(115,489)	(70,927)	(568,100)	(789,833)	(528,777)	—
Transfer to 12-month expected credit losses	(31,360)	31,284	76	(127,446)	121,040	6,406	—
Transfer to lifetime expected credit losses	7,576	(7,694)	118	36,465	(40,764)	4,299	—
Transfer to credit-impaired financial assets	642	2,190	(2,832)	6,819	23,934	(30,753)	—
Net reversal(provision) of allowance for credit losses	20,820	(38,105)	(204,569)	(2,560)	(390,701)	(467,893)	(27)
Recovery	—	—	(53,988)	—	—	(179,808)	—
Charge-off	—	—	220,280	—	—	522,874	—
Disposal	—	—	7,896	280	190	67,480	—
Interest income from impaired loans	—	—	—	—	—	21,381	—
Others	—	—	—	(4,829)	(579)	(1,045)	—
Changes due to business combinations	(3)	—	—	(13,265)	2,576	(1,517)	—
Ending balance	(71,139)	(127,814)	(103,946)	(672,636)	(1,074,137)	(587,353)	(27)

(7) Changes in the gross carrying amount of loans are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2020
	Consumers			Corporates
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3
Beginning balance	111,253,283	12,448,807	417,674	134,443,979	4,910,598	740,257
Transfer to 12-month expected credit losses	4,564,471	(4,552,400)	(12,071)	1,160,399	(1,146,756)	(13,643)
Transfer to lifetime expected credit losses	(5,365,577)	5,388,064	(22,487)	(3,983,614)	4,023,106	(39,492)
Transfer to credit-impaired financial assets	(96,197)	(103,016)	199,213	(357,386)	(120,491)	477,877
Charge-off	—	—	(181,713)	—	—	(243,634)
Disposal	—	—	(55,349)	—	(398)	(163,644)
Net increase (decrease)	13,326,560	(1,289,910)	54,503	14,804,391	(696,164)	(64,490)
Changes due to business combinations	2,307,498	125,166	137,336	3,507,163	358,846	24,678

Ending balance	125,990,038	12,016,711	537,106	149,574,932	7,328,741	717,909

F-9
4

	For the year ended December 31, 2020
	Credit card accounts			Total
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3
Beginning balance	7,278,467	885,832	228,367	252,975,729	18,245,237	1,386,298
Transfer to 12-month expected credit losses	257,399	(257,144)	(255)	5,982,269	(5,956,300)	(25,969)
Transfer to lifetime expected credit losses	(454,230)	454,709	(479)	(9,803,421)	9,865,879	(62,458)
Transfer to credit-impaired financial assets	(26,947)	(10,796)	37,743	(480,530)	(234,303)	714,833
Charge-off	—	—	(245,890)	—	—	(671,237)
Disposal	—	—	(43,781)	—	(398)	(262,774)
Net increase (decrease)	224,286	5,619	204,369	28,355,237	(1,980,455)	194,382
Changes due to business combinations	—	—	—	5,814,661	484,012	162,014

Ending balance	7,278,975	1,078,220	180,074	282,843,945	20,423,672	1,435,089

	For the year ended December 31, 2021
	Consumers			Corporates
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3
Beginning balance	125,990,038	12,016,711	537,106	149,574,932	7,328,741	717,909
Transfer to 12-month expected credit losses	4,377,247	(4,357,347)	(19,900)	1,610,541	(1,575,157)	(35,384)
Transfer to lifetime expected credit losses	(6,104,417)	6,127,477	(23,060)	(3,627,800)	3,670,808	(43,008)
Transfer to credit-impaired financial assets	(108,717)	(79,746)	188,463	(244,236)	(132,986)	377,222
Charge-off	—	—	(174,012)	—	—	(233,507)
Disposal	—	—	(48,795)	—	—	(187,571)
Net increase (decrease)	10,985,534	(206,312)	40,167	23,481,818	(833,127)	(53,929)

Ending balance	135,139,685	13,500,783	499,969	170,795,255	8,458,279	541,732

	For the year ended December 31, 2021
	Credit card accounts			Total
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3
Beginning balance	7,278,975	1,078,220	180,074	282,843,945	20,423,672	1,435,089
Transfer to 12-month expected credit losses	359,101	(358,776)	(325)	6,346,889	(6,291,280)	(55,609)
Transfer to lifetime expected credit losses	(513,635)	514,369	(734)	(10,245,852)	10,312,654	(66,802)
Transfer to credit-impaired financial assets	(17,416)	(9,253)	26,669	(370,369)	(221,985)	592,354
Charge-off	—	—	(220,352)	—	—	(627,871)
Disposal	—	—	(56,520)	—	—	(292,886)
Net increase (decrease)	1,132,278	170,579	187,263	35,599,630	(868,860)	173,501

Ending balance	8,239,303	1,395,139	116,075	314,174,243	23,354,201	1,157,776

F-9
5

	For the year ended December 31, 2022
	Consumers			Corporates
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3	Credit impairment model

Beginning balance	135,139,685	13,500,783	499,969	170,795,255	8,458,279	541,732	—
Transfer to 12-month expected credit losses	4,651,157	(4,637,460)	(13,697)	1,784,684	(1,768,655)	(16,029)	—
Transfer to lifetime expected credit losses	(6,284,951)	6,303,526	(18,575)	(3,773,713)	3,792,473	(18,760)	—
Transfer to credit-impaired financial assets	(157,808)	(102,097)	259,905	(242,421)	(123,225)	365,646	—
Charge-off	—	—	(161,850)	—	—	(140,744)	—
Disposal	—	(259)	(57,052)	(48,472)	(391)	(134,732)	—
Net increase (decrease)	(2,077,449)	(1,046,885)	47,727	11,005,551	(873,200)	28,198	313,717
Changes due to business combinations	57,743	2,974	7,630	31,551	1,016	687	—
Ending balance	131,328,377	14,020,582	564,057	179,552,435	9,486,297	625,998	313,717

	For the year ended December 31, 2022
	Credit card accounts			Total
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3	Credit impairment model

Beginning balance	8,239,303	1,395,139	116,075	314,174,243	23,354,201	1,157,776	—
Transfer to 12-month expected credit losses	542,021	(541,913)	(108)	6,977,862	(6,948,028)	(29,834)	—
Transfer to lifetime expected credit losses	(403,398)	403,598	(200)	(10,462,062)	10,499,597	(37,535)	—
Transfer to credit-impaired financial assets	(31,780)	(21,244)	53,024	(432,009)	(246,566)	678,575	—
Charge-off	—	—	(220,280)	—	—	(522,874)	—
Disposal	—	—	(17,082)	(48,472)	(650)	(208,866)	—
Net increase (decrease)	769,314	(169,200)	247,981	9,697,416	(2,089,285)	323,906	313,717
Changes due to business combinations	—	—	—	89,294	3,990	8,317	—
Ending balance	9,115,460	1,066,380	179,410	319,996,272	24,573,259	1,369,465	313,717

(8) Details of other financial assets are as follows (Unit: Korean Won in millions):

	December 31, 2021	December 31, 2022
Cash Management Account asset (CMA asset)	140,000	157,000
Receivables	6,852,139	5,438,469
Accrued income	1,049,857	1,667,397
Telex and telephone subscription rights and refundable deposits	870,707	801,536
Domestic exchange settlement debit	82,555	577,919
Other assets (*)	290,746	344,356
Allowance for credit losses	(66,781)	(139,180)

Total	9,219,223	8,847,497

(*)
The Group became aware of employee embezzlement incidents that occurred before the end of April 2022, and the Financial Supervisory Service conducted on-site
inspections from April 28 to May 30, 2022. An

F-9
6

accusation of embezzlement and provisional seizure of found property were made
.
The related amount included in other assets amounted to 63,354 million Won, which was treated as a loss in its entirety because its recoverability was uncertain.

(9) Changes in the allowances for credit losses on other financial assets are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2020
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(3,196)	(1,666)	(72,277)	(77,139)
Transfer to 12-month expected credit losses	(142)	129	13	—
Transfer to lifetime expected credit losses	125	(155)	30	—
Transfer to credit-impaired financial assets	23	64	(87)	—
Provision of allowance for credit losses	(667)	(1,589)	(3,080)	(5,336)
Charge-off	—	—	2,151	2,151
Disposal	—	—	1,557	1,557
Changes due to business combination	(624)	(2,235)	(1,968)	(4,827)
Others	815	2	(518)	299

Ending balance	(3,666)	(5,450)	(74,179)	(83,295)

	For the year ended December 31, 2021
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(3,666)	(5,450)	(74,179)	(83,295)
Transfer to 12-month expected credit losses	(228)	217	11	—
Transfer to lifetime expected credit losses	147	(174)	27	—
Transfer to credit-impaired financial assets	167	288	(455)	—
Reversal (provision) of loss allowance	511	(464)	4,664	4,711
Charge-off	—	—	9,965	9,965
Disposal	—	—	1,400	1,400
Others	(606)	3	1,041	438

Ending balance	(3,675)	(5,580)	(57,526)	(66,781)

	For the year ended December 31, 2022
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(3,675)	(5,580)	(57,526)	(66,781)
Transfer to 12-month expected credit losses	(261)	246	15	—
Transfer to lifetime expected credit losses	209	(225)	16	—
Transfer to credit-impaired financial assets	981	1,134	(2,115)	—
Reversal (provision) of loss allowance	(1,749)	(4,707)	(6,329)	(12,785)
Charge-off	—	—	2,223	2,223
Disposal	—	—	751	751
Others	317	(1)	(62,904)	(62,588)

Ending balance	(4,178)	(9,133)	(125,869)	(139,180)

F-9
7

(10) Changes in the gross carrying amount of other financial assets are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2020
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	8,059,844	92,647	117,874	8,270,365
Transfer to 12-month expected credit losses	8,760	(8,737)	(23)	—
Transfer to lifetime expected credit losses	(15,305)	15,334	(29)	—
Transfer to credit-impaired financial assets	(1,900)	(701)	2,601	—
Charge-off	—	—	(2,151)	(2,151)
Disposal	—	—	(1,847)	(1,847)
Net increase (decrease)	(856,008)	(26,539)	69,500	(813,047)
Changes due to business combination	72,035	4,414	2,262	78,711

Ending balance	7,267,426	76,418	188,187	7,532,031

	For the year ended December 31, 2021
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	7,267,426	76,418	188,187	7,532,031
Transfer to 12-month expected credit losses	8,909	(8,894)	(15)	—
Transfer to lifetime expected credit losses	(27,369)	27,399	(30)	—
Transfer to credit-impaired financial assets	(1,877)	(1,638)	3,515	—
Charge-off	—	—	(9,965)	(9,965)
Disposal	—	—	(1,716)	(1,716)
Net increase (decrease)	1,757,450	13,312	(5,108)	1,765,654

Ending balance	9,004,539	106,597	174,868	9,286,004

	For the year ended December 31, 2022
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	9,004,539	106,597	174,868	9,286,004
Transfer to 12-month expected credit losses	9,765	(9,749)	(16)	—
Transfer to lifetime expected credit losses	(38,248)	38,265	(17)	—
Transfer to credit-impaired financial assets	(1,484)	(2,824)	4,308	—
Charge-off	—	—	24	24
Disposal	(5)	—	(917)	(922)
Net increase (decrease)	(88,214)	(110,835)	(99,748)	(298,797)
Changes due to business combinations	368	—	—	368

Ending balance	8,886,721	21,454	78,502	8,986,677

11. FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

(1)	The fair value hierarchy
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

F-9
8

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

9

(2) Fair value hierarchy of financial assets and liabilities measured at fair value are as follows (Unit: Korean Won in millions):

	December 31, 2021
	Level 1 (*)	Level 2 (*)	Level 3	Total
Financial assets:
Financial assets at FVTPL
Deposits	65,072	—	—	65,072
Debt securities	817,584	1,923,538	2,117	2,743,239
Equity securities	25,879	—	303,985	329,864
Capital contributions	—	—	1,287,723	1,287,723
Beneficiary certificates	74,271	2,326,202	1,104,074	3,504,547
Loans	—	453,832	213,635	667,467
Derivative assets	10,911	4,762,872	29,348	4,803,131
Others	—	—	96,191	96,191

Sub-total	993,717	9,466,444	3,037,073	13,497,234

Financial assets at FVTOCI
Debt securities	5,578,455	32,548,522	—	38,126,977
Equity securities	411,357	—	581,455	992,812

Sub-total	5,989,812	32,548,522	581,455	39,119,789

Derivative assets (Designated for hedging)	—	106,764	—	106,764

Total	6,983,529	42,121,730	3,618,528	52,723,787

Financial liabilities:
Financial liabilities at FVTPL
Deposits due to customers	65,016	—	—	65,016
Derivative liabilities	10,259	4,552,368	4,641	4,567,268
Securities sold	211,408	29,766	—	241,174

Sub-total	286,683	4,582,134	4,641	4,873,458

Derivative liabilities (Designated for hedging)	—	27,584	—	27,584

Total	286,683	4,609,718	4,641	4,901,042

(*)
There were no transfers between Level 1 and Level 2 of financial assets and liabilities measured at fair value. The Group recognizes transfers among levels at the end of reporting period in which events have occurred or conditions have changed.

F-
1
00

	December 31, 2022
	Level 1 (*)	Level 2 (*)	Level 3	Total
Financial assets:
Financial assets at FVTPL
Deposits	34,995	—	—	34,995
Debt securities	2,580,563	1,654,591	1,078	4,236,232
Equity securities	76,007	25	307,851	383,883
Capital contributions	—	—	1,976,474	1,976,474
Beneficiary certificates	45,394	2,398,592	1,458,776	3,902,762
Loans	—	794,723	104,505	899,228
Derivative assets	69,316	8,042,895	93,970	8,206,181
Other financial assets in foreign currency	—	—	41,679	41,679
Others	34,299	—	144,840	179,139

Sub-total	2,840,574	12,890,826	4,129,173	19,860,573

Financial assets at FVTOCI
Debt securities	9,895,456	22,250,302	—	32,145,758
Equity securities	382,257	—	557,065	939,322

Sub-total	10,277,713	22,250,302	557,065	33,085,080

Derivative assets (designated for hedging)	—	37,786	—	37,786

Total	13,118,287	35,178,914	4,686,238	52,983,439

Financial liabilities:
Financial liabilities at FVTPL
Deposits due to customers	35,161	—	—	35,161
Derivative liabilities	11,700	8,883,976	9,449	8,905,125
Securities sold	12,113	—	—	12,113

Sub-total	58,974	8,883,976	9,449	8,952,399

Derivative liabilities (designated for hedging)	—	202,911	—	202,911

Total	58,974	9,086,887	9,449	9,155,310

(*)
Among financial assets and financial liabilities measured at fair value, the amount transferred from Level 2 to Level 1 is
2,835,187
million Won. The Group recognizes transfers among levels at the end of reporting period in which events have occurred or conditions have changed. A change in the judgement of the active market where the financial product was traded resulted the transfer between levels.

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

F-
1
01

1) Valuation methods and input variables for each type of financial instrument classified into level 2 in December 31, 2021 and 2022 are as follows:

	Valuation methods	Input variables
Debt securities	Fair value is measured by discounting the future cash flows of debt securities applying the risk-free market rate with credit spread.	Risk-free market rate and credit spread

Beneficiary certificates	The beneficiary certificates classified as Level 2 are MMF and are measured at the standard price.	Values of underlying assets such as bond

Derivatives	Fair value is measured by models such as option model (Closed form), DCF model, FDM and Monte Carlo Simulation.	Discount rate, values of underlying assets such as foreign exchange rate and stock prices, volatility, risk-free market rate, forward rate, etc.

Loans	The future cash flows of debt instruments are measured at a discount by applying the market interest rate applied to entities with similar creditworthiness to the debtor.	Risk-free market rate and credit spread
2) Valuation methods and input variables for each type of financial instrument classified into level 3 in December 31, 2021 and 2022 are as follows:

	Valuation methods	Input variables
Loans	Fair value is calculated by using Binomial Tree, LSMC and Discounted Cash Flow Model which is a valuation technique commonly used in the market taking into account value of underlying assets, volatility, discount rate.	Value of underlying assets, Volatility, Discount rate

Debt securities	The future cash flows of debt instruments are measured at a discount by applying the market interest rate applied to entities with similar creditworthiness to debt securities issuers. Fair value is measured by models such as LSMC (Least-Squares Monte Carlo), Hull-white.	Risk-free market rate, credit spread, discount rate originated credit grade, volatility of stock price, volatility of interest rate

Equity securities, capital contributions and Beneficiary certificates	Among DCF (Discounted Cash Flow) Model, FCFE (Free Cash Flow to Equity) Model, Comparable Company Analysis, Dividend Discount Model, Risk-adjusted Rate of Return Method, Net Asset Value Method, LSMC, and Binomial Tree, Imputed Market Value Model more than one method is used given the characteristic of the subject of fair value measurement.	Risk-free market rate, market risk premium, corporate Beta, discount rate originated credit grade, stock prices, volatility of underlying asset, net asset value, volatility of stock price, volatility of interest rate, Capital increase amount, Fluctuation rate of real estate sale price, etc

Derivatives	Fair value is measured by models such as option model (Closed form), DCF model, FDM and Monte Carlo Simulation.	Discount rate, values of underlying assets such as foreign exchange rate and stock prices, volatility, etc.

Others	The fair value of the underlying asset, after calculating the fair value using the DCF model, etc., considering the price and volatility of the calculated underlying asset, is calculated using the binomial tree and least-squares Monte Carlo simulation (LSMC), which are commonly used valuation techniques in the market.	Stock prices, volatility of underlying assets, etc.

F-
102

Valuation methods of financial assets and liabilities measured at fair value and classified into Level 3 and significant but unobservable inputs are as follows:

	Fair value measurement technique	Type	Significant unobservable inputs	Range(%)	Impact of changes in significant unobservable inputs on fair value measurement
Loans	Binomial Tree		Stock prices	46.53%	Variation of fair value increases as volatility of underlying asset and stock price increases.
	DCF model		Discount rate	1.98%~2.18%	Fair value decreases as discount rate increases.
Derivative assets	Option valuation model and others	Equity related	Correlation coefficient	0.21~0.67	Variation of fair value increases as correlation coefficient increases.
Derivative liabilities	Option valuation model and others	Equity related	Correlation coefficient	0.21~0.67	Variation of fair value increases as correlation coefficient increases.
			Volatility of underlying asset	11.74% ~ 97.16%	Variation of fair value increases as volatility of underlying assets increases.
Equity securities, capital contributions, and beneficiary certificates	Binomial Tree		Stock prices, Volatility of underlying asset	28.40%	Variation of fair value increases as volatility of underlying asset and stock price increases.
	DCF model and others		Discount rate	0.00%~19.14%	Fair value increases as discount rate decreases.
			Terminal growth rate	0.00%, 1.00%	Fair value increases as terminal growth rate increases.
			Liquidation value	0.00%	Fair value increases as liquidation value increases.
Others	Binomial Tree		Stock prices, Volatility of underlying asset	20.15%~36.19%	Variation of fair value increases as volatility of underlying asset and stock price increases.
Fair value of financial assets and liabilities classified into Level 3 is measured by the Group using its own valuation methods or using external specialists. Unobservable inputs used in the fair value measurements are produced by the internal system of the Group and the appropriateness of inputs is reviewed regularly.

F-10
3

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
4

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

F-10
5

	For the year ended December 31, 2022
	Beginning balance	Net income (loss) (*1)	Other comprehensive income	Purchases/ issuances	Disposals / settlements	Transfer to or out of Level 3 (*2)	Ending balance
Financial assets:
Financial assets at FVTPL
Debt securities	2,117	(40)	—	—	(999)	—	1,078
Equity securities	303,985	697	—	20,175	(16,974)	(32)	307,851
Capital contributions	1,287,723	103,376	—	703,160	(117,785)	—	1,976,474
Beneficiary certificates	1,104,074	(2,922)	—	98,420	259,204	—	1,458,776
Loans	213,635	17,544	—	802,092	(928,766)	—	104,505
Derivative assets	29,348	64,359	—	582	(319)	—	93,970
Other foreign currency financial assets	—	—	—	41,679	—	—	41,679
Others	96,191	16,744	—	40,836	(8,931)	—	144,840

Sub-total	3,037,073	199,758	—	1,706,944	(814,570)	(32)	4,129,173

Financial assets at FVTOCI
Equity securities	581,455	—	2,084	2,357	(28,831)	—	557,065

Total	3,618,528	199,758	2,084	1,709,301	(843,401)	(32)	4,686,238

Financial liabilities:
Financial liabilities at FVTPL
Derivative liabilities	4,641	8,058	—	(351)	(2,899)	—	9,449

Total	4,641	8,058	—	(351)	(2,899)	—	9,449

(*1)
For financial liabilities, positive numbers represent losses that increase balance and negative numbers represent gains that decrease balance. The gain amounting to 2,770 million Won for the year ended December 31, 2022, which is from financial assets and liabilities that the Group holds as at the end of the year.

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
Meanwhile, among the financial instruments that are classified as Level 3 amounting to 3,623,168 million Won
 and
4,695,688 million Won as of December 31, 2021 and 2022 respectively, equity instruments of 3,030,775 million Won and 3,196,703 million Won whose carrying amount are considered to represent the reasonable approximation of fair value are excluded from the sensitivity analysis.

F-10
6

The sensitivity on fluctuation of input variables by financial instruments as of December 31, 2020, 2021 and 2022 is as follows (Unit: Korean Won in millions):

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

F-10
7

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

F-10
8

	December 31, 2022
	Net income (loss)		Other comprehensive income (loss)
	Favorable	Unfavorable	Favorable	Unfavorable
Financial assets:
Financial assets at FVTPL
Derivative assets (*1)	2,453	(1,993)	—	—
Loans (*2)	203	(200)	—	—
Debt securities	1	—	—	—
Equity securities (*2)(*3)(*4)	10,146	(8,079)	—	—
Beneficiary certificates (*4)	737	(737)	—	—
Others (*2)	2,860	(2,790)	—	—
Financial assets at FVTOCI	—	—	—	—
Equity securities (*3)(*4)	—	—	24,370	(17,579)

Total	16,400	(13,799)	24,370	(17,579)

Financial liabilities:
Financial liabilities at FVTPL
Derivative liabilities (*1)	41	(39)	—	—

Total	41	(39)	—	—

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

(5) Fair value and carrying amount of financial assets and liabilities that are recorded at amortized cost are as follows (Unit: Korean Won in millions):

	December 31, 2021
	Fair value				Carrying amount
	Level 1	Level 2	Level 3	Total
Financial assets:
Securities at amortized cost	2,122,401	14,921,119	—	17,043,520	17,086,274
Loans and other financial assets at amortized cost	—	3	346,871,245	346,871,248	348,885,617
Financial liabilities:
Deposits due to customers	—	318,070,829	—	318,070,829	317,899,871
Borrowings	—	23,393,520	1,270,305	24,663,825	24,755,459
Debentures	—	44,500,963	—	44,500,963	44,653,864
Other financial liabilities	—	23,216,929	379,534	23,596,463	23,890,017

9

	December 31, 2022
	Fair value				Carrying amount
	Level 1	Level 2	Level 3	Total
Financial assets:
Securities at amortized cost	2,652,449	24,623,369	—	27,275,818	28,268,516
Loans and other financial assets at amortized cost	—	6,238,724	345,952,544	352,191,268	355,760,729
Financial liabilities:
Deposits due to customers	—	343,931,576	—	343,931,576	342,105,209
Borrowings	—	26,063,256	2,135,047	28,198,303	28,429,603
Debentures	—	42,918,411	—	42,918,411	44,198,486
Other financial liabilities	—	21,244,664	536,209	21,780,873	22,492,705
The fair values of financial instruments are measured using quoted market price in active markets. In case there is no active market for financial instruments, the Group determines the fair value by using valuation methods. Valuation methods and input variables for financial assets and liabilities that are measured at amortized cost are given as follows:

	Valuation methods	Input variables
Securities at amortized cost	The fair value is measured by discounting the projected cash flows of debt securities by applying risk-free market rate with credit spread.	Risk-free market rate and credit spread

Loans and other financial assets at amortized cost	The fair value is measured by discounting the projected cash flows of loan products by applying the market discount rate that has been applied to a proxy company that has similar credit rating to the debtor.	Risk-free market rate, credit spread and prepayment rate

Deposits due to customers, borrowings, debentures and other financial liabilities	The fair value is measured by discounting the projected cash flows of debt products by applying the market discount rate that is reflecting credit rating of the Group.	Risk-free market rate, credit spread and forward rate
(6) Financial instruments by category
Carrying amounts of financial assets and liabilities by each category are as follows (Unit: Korean Won in millions):

	December 31, 2021
Financial assets	Financial asset at FVTPL	Financial assets at FVTOCI	Financial assets at amortized cost	Derivatives assets (designated for hedging)	Total
Deposits	65,072	—	2,866,884	—	2,931,956
Securities	7,960,046	39,119,789	17,086,274	—	64,166,109
Loans	667,467	—	336,799,510	—	337,466,977
Derivative assets	4,803,131	—	—	106,764	4,909,895
Other financial assets	1,518	—	9,219,223	—	9,220,741

Total	13,497,234	39,119,789	365,971,891	106,764	418,695,678

F-1
1
0

	December 31, 2021
Financial liabilities	Financial liabilities at FVTPL	Financial liabilities at amortized cost	Derivatives liabilities (designated for hedging)	Total
Deposits due to customers	65,016	317,899,871	—	317,964,887
Borrowings	241,174	24,755,459	—	24,996,633
Debentures	—	44,653,864	—	44,653,864
Derivative liabilities	4,567,268	—	27,584	4,594,852
Other financial liabilities	—	23,890,017	—	23,890,017

Total	4,873,458	411,199,211	27,584	416,100,253

	December 31, 2022
Financial assets	Financial asset at FVTPL	Financial assets at FVTOCI	Financial assets at amortized cost	Derivatives assets (designated for hedging)	Total
Deposits	34,995	—	2,994,672	—	3,029,667
Securities	10,676,985	33,085,080	28,268,516	—	72,030,581
Loans	899,228	—	343,918,560	—	344,817,788
Derivative assets	8,206,181	—	—	37,786	8,243,967
Other financial assets	43,184	—	8,847,497	—	8,890,681

Total	19,860,573	33,085,080	384,029,245	37,786	437,012,684

	December 31, 2022
Financial liabilities	Financial liabilities at FVTPL	Financial liabilities at amortized cost	Derivatives liabilities (designated for hedging)	Total
Deposits due to customers	35,161	342,105,209	—	342,140,370
Borrowings	12,113	28,429,603	—	28,441,716
Debentures	—	44,198,486	—	44,198,486
Derivative liabilities	8,905,125	—	202,911	9,108,036
Other financial liabilities	—	22,492,707	—	22,492,707

Total	8,952,399	437,226,005	202,911	446,381,315

F-1
1
1

(7) Income or expense from financial instruments by category
Income or expense from financial assets and liabilities by each category during the years ended December 31, 2020, 2021 and 2022 are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2020
	Interest Income (expense)	Fees and Commissions Income (expense)	Reversal (provision) of credit loss	Gain or loss on transactions and valuation	Dividends, etc.	Total
Financial assets at FVTPL	48,612	—	—	421,709	120,158	590,479
Financial assets at FVTOCI	437,527	311	(1,529)	24,138	18,385	478,832
Securities at amortized cost	382,988	—	934	—	—	383,922
Loans and other financial assets at amortized cost	8,654,726	376,872	(792,250)	44,443	—	8,283,791
Financial liabilities at amortized cost	(3,516,023)	—	—	—	—	(3,516,023)
Net derivatives (designated for hedging)	—	—	—	(74,213)	—	(74,213)

Total	6,007,830	377,183	(792,845)	416,077	138,543	6,146,788

	For the year ended December 31, 2021
	Interest Income (expense)	Fees and Commissions Income (expense)	Reversal (provision) of credit loss	Gain or loss on transactions and valuation	Dividends, etc.	Total
Financial assets at FVTPL	45,803	(156)	—	325,751	284,683	656,081
Financial assets at FVTOCI	381,814	1,343	(4,909)	32,624	24,528	435,400
Securities at amortized cost	324,920	—	(664)	—	—	324,256
Loans and other financial assets at amortized cost	9,142,212	494,296	(551,957)	107,317	—	9,191,868
Financial liabilities at amortized cost	(2,901,592)	2,205	—	—	—	(2,899,387)
Net derivatives (designated for hedging)	—	—	—	72,493	—	72,493

Total	6,993,157	497,688	(557,530)	538,185	309,211	7,780,711

	For the year ended December 31, 2022
	Interest Income (expense)	Fees and Commissions Income (expense)	Reversal (provision) of credit loss	Gain or loss on transactions and valuation	Dividends, etc.	Total
Financial assets at FVTPL	106,698	(134)	—	238,502	136,136	481,202
Financial assets at FVTOCI	632,615	1,606	827	(21,498)	23,846	637,396
Securities at amortized cost	515,246	—	(3,151)	—	—	512,095
Loans and other financial assets at amortized cost	13,399,990	600,902	(881,668)	74,204	—	13,193,428
Financial liabilities at amortized cost	(5,950,277)	2,094	—	—	—	(5,948,183)
Net derivatives (designated for hedging)	—	—	—	78,822	—	78,822

Total	8,704,272	604,468	(883,992)	370,030	159,982	8,954,760

F-1
1
2

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

		December 31, 2021	December 31, 2022
Assets transferred	Financial assets at FVTPL	248,009	214,577
	Financial assets at FVTOCI	127,065	583,198
	Securities at amortized cost	38,995	1,171,300

	Total	414,069	1,969,075

Related liabilities	Bonds sold under repurchase agreements	749,976	1,898,744

2)	Securities loaned
When the Group loans its securities to outside parties, the legal ownerships of the securities are transferred; however, they should be returned at the end of lending period. Therefore, the Group does not derecognize them from the consolidated financial statements as it owns majority of risks and benefits from the securities continuously, regardless of the transfer of legal ownership. The carrying amount of the securities loaned are as follows (Unit: Korean Won in millions):

		December 31, 2021	December 31, 2022	Loaned to
Financial assets at FVTOCI	Korean treasury and government bonds	98,535	98,027	Korea Securities Finance Corporation

3)	Liquidity of financial assets
As of December 31, 2021 and 2022, the consolidated structured companies issued asset-backed securities with loans and corporate bonds held by the Group as liquid assets, and the Group bear related risks through the purchase agreements or credit contributions. The transaction details of the transfer of the financial instrument are as follows:

		December 31, 2021	December 31, 2022
		Carrying amount (*)	Carrying amount (*)
Assets transferred	Financial assets at FVPL	151,930	49,808
	Loans at amortized cost	4,682,882	4,640,182
Related liabilities	Asset-backed borrowings	2,424,080	231,800
	Asset-backed bonds	978,274	1,209,364

(*)	The carrying amount is the amount before the allowance for bad debts.
On the other hand, the details of transferred financial assets that have not been removed, such as bonds sold under the repurchase agreement and loan securities, are also described in Note 18. The Group does not have financial instruments that are continuously involved.

F-1
1
3

(2) The offset of financial assets and liabilities
The Group possesses both the uncollected domestic exchange receivables and the unpaid domestic exchange payable, which satisfy offsetting criteria of IAS 32. Therefore, the total number of uncollected domestic exchange receivables has been offset with a part of unpaid domestic exchange payables, and they have been disclosed in loans at amortized cost and other financial assets and other financial liabilities of the Group’s statements of financial position, respectively.
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
As of December 31, 2021 and 2022, the financial instruments to be offset and may be covered by master netting agreements and similar agreements are as follows (Unit: Korean Won in millions):

	December 31, 2021
	Gross amounts of recognized financial assets	Gross amounts of recognized financial assets setoff	Net amounts of consolidated financial assets presented	Related amounts not setoff in the consolidated statement of financial position		Net amounts
				Netting agreements and others	Cash collateral received and others
Financial assets:
Derivative assets (*1)	4,172,737	—	4,172,737	8,260,784	552,071	1,275,186
Receivable spot exchange (*2)	5,915,304	—	5,915,304
Bonds purchased under resale agreements (*2)	10,332,858	—	10,332,858	10,332,858	—	—
Domestic exchange settlement debits (*2)(*5)	42,358,138	42,275,583	82,555	—	—	82,555

Total	62,779,037	42,275,583	20,503,454	18,593,642	552,071	1,357,741

Financial liabilities:
Derivative liabilities (*1)	3,708,263	—	3,708,263	8,755,492	114,716	754,855
Payable spot exchange (*3)	5,916,800	—	5,916,800
Bonds sold under repurchase agreements (*4)	749,976	—	749,976	749,976	—	—
Domestic exchange settlement credits (*3)(*5)	48,982,056	42,275,583	6,706,473	3,401,251	—	3,305,222

Total	59,357,095	42,275,583	17,081,512	12,906,719	114,716	4,060,077

(*1)	The items include derivative assets and liabilities held for trading and designated for hedging.
(*2)	The items are included in loan at amortized cost and other financial assets.

F-11
4

(*3)	The items are included in other financial liabilities.
(*4)	The items are included in borrowings.
(*5)	Certain financial assets and liabilities are presented as net amounts.

	December 31, 2022
	Gross amounts of recognized financial assets	Gross amounts of recognized financial assets setoff	Net amounts of consolidated financial assets presented	Related amounts not setoff in the consolidated statement of financial position		Net amounts
				Netting agreements and others	Cash collateral received and others
Financial assets:
Derivative assets (*1)	7,032,465	—	7,032,465	9,175,416	748,981	1,616,779
Receivable spot exchange (*2)	4,508,711	—	4,508,711
Bonds purchased under resale agreements (*2)	6,793,938	—	6,793,938	6,793,938	—	—
Domestic exchange settlement debits (*2)(*5)	39,787,371	39,209,452	577,919	—	—	577,919

Total	58,122,485	39,209,452	18,913,033	15,969,354	748,981	2,194,698

Financial liabilities:
Derivative liabilities (*1)	7,652,440	—	7,652,440	10,043,092	145,268	1,972,695
Payable spot exchange (*3)	4,508,615	—	4,508,615
Bonds sold under repurchase agreements (*4)	2,313,044	—	2,313,044	2,313,044	—	—
Domestic exchange settlement credits (*3)(*5)	43,841,373	39,209,452	4,631,921	2,504,062	—	2,127,859

Total	58,315,472	39,209,452	19,106,020	14,860,198	145,268	4,100,554

(*1)	The items include derivative assets and liabilities held for trading and designated for hedging.
(*2)	The items are included in loan at amortized cost and other financial assets.
(*3)	The items are included in other financial liabilities.
(*4)	The items are included in borrowings.
(*5)	Certain financial assets and liabilities are presented as net amounts.

F-11
5

13. INVESTMENTS IN JOINT VENTURES AND ASSOCIATES

(1)	Investments in associates accounted for using the equity method of accounting are as follows:

		Percentage of ownership (%)
Joint ventures and associates (*4)	Main business	December 31, 2021	December 31, 2022	Location	Financial statements as of
Woori Bank
W Service Networks Co., Ltd. (*1)	Freight & staffing services	4.9	4.9	Korea	2022.11.30 (*5)
Korea Credit Bureau Co., Ltd. (*2)	Credit information	9.9	9.9	Korea	2022.12.31
Korea Finance Security Co., Ltd. (*1)	Security service	15.0	15.0	Korea	2022.11.30 (*5)
Wongwang Co., Ltd. (*3)	Wholesale and real estate	29.0	29.0	Korea	—
Sejin Construction Co., Ltd. (*3)	Construction	29.6	29.6	Korea	—
ARES-TECH Co., Ltd. (*3)	Electronic component manufacturing	23.4	23.4	Korea	—
Reading Doctors Co., Ltd. (*3)(*11)	Other services	35.4	—	Korea	—
Cultizm Korea LTD Co., Ltd. (*3)(*11)	Wholesale and retail sales	31.3	—	Korea	—
NK Eng Co., Ltd. (*3)	Manufacturing	23.1	23.1	Korea	—
Beomgyo.,Ltd. (*3)	Telecommunication equipment retail sales	23.1	23.1	Korea	—
Woori Growth Partnerships New Technology Private Equity Fund	Other financial services	23.1	23.1	Korea	2022.12.31
2016KIF-IMM Woori Bank Technology Venture Fund	Other financial services	20.0	20.0	Korea	2022.12.31
K BANK Co., Ltd. (*2)	Finance	12.6	12.6	Korea	2022.12.31
Woori Bank-Company K Korea Movie Asset Fund (*9)	Other financial services	25.0	25.0	Korea	2022.12.31
Partner One Value Up I Private Equity Fund	Other financial services	23.3	23.3	Korea	2022.12.31
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership	Other financial services	20.0	20.0	Korea	2022.12.31
Crevisse Raim Impact 1st Startup Venture Specialist Private Equity Fund	Other financial services	25.0	25.0	Korea	2022.12.31
LOTTE CARD Co., Ltd.	Credit card and installment financing	20.0	20.0	Korea	2022.9.30 (*5)
Together-Korea Government Private Pool Private Securities Investment Trust No. 3	Other financial services	100.0	100.0	Korea	2022.12.31
Genesis Environmental Energy Company 1st Private Equity Fund (*8)	Trust and collective investment	24.8	—	Korea	—
Union Technology Finance Investment Association	Trust and collective investment	29.7	29.7	Korea	2022.12.31
Dicustody Co., Ltd. (*2)	Other information technology and computer operation related services	1.0	1.0	Korea	2022.12.31
Orient Shipyard Co., Ltd. (*3)	Manufacture of sections for ships	—	22.7	Korea	2022.12.31
Joongang Network Solution Co.,Ltd. (*3)	Other information technology and computer operation related services	—	25.3	Korea	—
BTS 2nd Private Equity Fund	Other financial services	—	20.0	Korea	2022.12.31
STASSETS FUND III	Other financial services	—	28.3	Korea	2022.12.31
Woori Bank (*6)
Japanese Hotel Real Estate Private Equity Fund No.2	Other financial services	19.9	19.9	Korea	2022.12.31
Woori Seoul Beltway Private Special Asset Fund No.1	Trust and collective investment	25.0	25.0	Korea	2022.12.31
Woori Multi-Return Securities Investment Trust 3(Balanced Bond) (*8)	Collective investment business	20.0	—	Korea	—

F-11
6

		Percentage of ownership (%)
Joint ventures and associates (*4)	Main business	December 31, 2021	December 31, 2022	Location	Financial statements as of
Woori Short-term Bond Securities Investment Trust(Bond) ClassC-F	Collective investment business	14.5	27.9	Korea	2022.12.31
Woori Safe Plus General Type Private Investment Trust S-8(Bond)	Collective investment business	—	9.2	Korea	2022.12.31
Woori Financial Capital Co., Ltd.
WOORI TAERIM 1st Fund	Other financial services	25.6	25.6	Korea	2022.12.31
Portone-Cape Fund No.1	Other financial services	20.0	20.0	Korea	2022.12.31
KIWOOM WOORI Financial 1st Fund (*7)	Other financial services	9.1	9.1	Korea	2022.12.31
DeepDive WOORI 2021-1 Financial Investment Fund (*7)	Other financial services	11.9	11.9	Korea	2022.12.31
Darwin Green Packaging Private Equity Fund	Other financial services	20.4	20.4	Korea	2022.12.31
DS Power Semicon Private Equity Fund	Other financial services	—	21.0	Korea	2022.12.31
Koreawide partners 2nd Private Equity Fund	Other financial services	—	26.7	Korea	2022.12.31
Woori Investment Bank Co., Ltd. (*6)
Woori FirstValue Private Real Estate Fund No.2	Real estate business	12.0	12.0	Korea	2022.12.31
WooriG Real Infrastructure Blind General Type Private Placement Investment Trust	Investment trust and discretionary investment business	0.3	0.1	Korea	2022.12.31
Woori Asset Management Co. Ltd.
Woori BIG2 Plus Securities Investment Trust(Balanced Bond) (*12)	Collective investment business	—	23.1	Korea	2022.12.31
Woori Together TDF 2025 (*12)	Collective investment business	—	23.6	Korea	2022.12.31
Woori Together TDF 2030 (*12)	Collective investment business	—	23.8	Korea	2022.12.31
Woori Star50 feeder fund(H) (*12)	Collective investment business	—	17.9	Korea	2022.12.31
Woori Private Equity Asset Management Co., Ltd.
Woori Hanhwa Eureka Private Equity Fund (*10)	Other financial services	0.8	—	Korea	—
Aarden Woori Apparel 1st Private Equity Fund (*2)	Other financial services	0.5	0.5	Korea	2022.12.31
Woori Dyno 1st Private Equity Fund (*2)	Other financial services	—	19.6	Korea	2022.12.31
Australia Green Energy 1st PEF (*2)	Other financial services	—	4.0	Korea	2022.12.31
Japanese Hotel Real Estate Private Equity Fund 1
Godo Kaisha Oceanos 1	Other financial services	47.8	47.8	Japan	2022.10.31 (*5)
Woori G Japan Private Placement Real Estate Master Investment Trust No.2
Woori Zip 1	Other financial services	63.9	64.0	Japan	2022.9.30 (*5)
Woori Zip 2	Other financial services	63.8	64.0	Japan	2022.9.30 (*5)
Woori bank and Woori card Co., Ltd. (*6)
Dongwoo C & C Co., Ltd. (*3)	Construction	24.5	24.5	Korea	—
SJCO Co., Ltd. (*3)	Aggregate transportation and wholesale	29.7	29.8	Korea	—
G2 Collection Co., Ltd. (*3)	Wholesale and retail sales	29.2	29.2	Korea	—
The Base Enterprise Co., Ltd. (*3)(*11)	Manufacturing	48.4	—	Korea	—
Kyesan Engineering Co., Ltd. (*3)	Construction	23.3	23.3	Korea	—
Good Software Lap Co., Ltd. (*3)	Service	29.4	29.4	Korea	—
QTS Shipping Co., Ltd. (*3)(*11)	Complex transportation brokerage	49.8	—	Korea	—
DAEA SNC Co., Ltd. (*3)	Wholesale and retail sales	25.5	25.5	Korea	—
Force TEC Co., Ltd.	Manufacturing	24.5	24.5	Korea	2022.9.30 (*5)
PREXCO Co., Ltd. (*3)	Manufacturing	28.1	28.1	Korea	—
JiWon Plating Co., Ltd. (*3)	Plating	20.8	20.8	Korea	—
Youngdong Sea Food Co., Ltd. (*3)	Processed sea food manufacturing	24.5	24.5	Korea	—

F-11
7

		Percentage of ownership (%)
Joint ventures and associates (*4)	Main business	December 31, 2021	December 31, 2022	Location	Financial statements as of
KUM HWA Co., Ltd.	Telecommunication equipment retail sales	20.1	20.1	Korea	2022.09.30 (*5)
Jinmyung Plus Co., Ltd.	Manufacturing	21.3	21.3	Korea	2022.09.30 (*5)
Woori bank and Woori Financial Capital Co., Ltd. (*6)
JC Assurance No.2 Private Equity Fund	Other financial services	24.4	23.5	Korea	2022.09.30 (*5)
Dream Company Growth no.1 PEF	Other financial services	27.8	27.8	Korea	2022.12.31
HMS-Oriens 1st Fund	Other financial services	22.8	22.8	Korea	2022.12.31
Woori G Senior Loan Private Placement Investment Trust No.1	Collective investment business	21.7	21.7	Korea	2022.12.31
Genesis Eco No.1 Private Equity Fund	Other financial services	29.0	29.0	Korea	2022.12.31
Paratus Woori Material Component Equipment joint venture company	Other financial services	29.9	29.9	Korea	2022.12.31
Midas No. 8 Private Equity Joint Venture Company	Other financial services	28.5	28.5	Korea	2022.12.31
Orchestra Private Equity Fund IV	Other financial services	—	28.2	Korea	2022.12.31
Synaptic Green No.1 PEF	Other financial services	—	21.1	Korea	2022.12.31
IGEN2022No. 1 Private Equity Fund	Other financial services	—	24.8	Korea	2022.12.31
Woori Bank and Woori Investment Bank Co., Ltd. (*6)
PCC-Woori LP Secondary Fund	Other financial services	38.8	38.8	Korea	2022.12.31
Woori bank and Woori Asset Management Co., Ltd. (*6)
Woori High Plus Short-term High Graded ESG Bond Sec Feeder Inv Trust 1 (*10)	Collective investment business	27.5	—	Korea	—
Woori Bank and Woori Private Equity Asset Management Co., Ltd. (*6)
Woori-Q Corporate Restructuring Private Equity Fund	Other financial services	38.1	35.6	Korea	2022.12.31
Woori Bank, Woori Financial Capital Co., Ltd., Woori Investment Bank Co., Ltd. and Woori Private Equity Asset Management Co., Ltd. ( *6)
Woori-Shinyoung Growth-Cap Private Equity Fund I	Other financial services	35.0	35.0	Korea	2022.12.31

(*1)	Most of the significant business transactions of associates are with the Group as of December 31, 2022 and 2021.
(*2)	The Group can participate in decision-making body and exercise significant influence over financial policies and operational policies decision making of the associates.
(*3)	There is no investment balance as of December 31, 2022 and 2021.
(*4)
Woori G Oncorp Corporate support of Major Industry General Type Private Placement Investment Trust (Type 2) and other 13 joint ventures and associates can exercise significant influence but was classified as an item measured at fair value through profit or loss.

(*5)
The equity method was applied using the most recent financial statements available from the settlement date because no financial statements were available at the end of the reporting period and the significant transactions or events that occurred between the end of the reporting period of the associate and the end of the reporting period of the subsidiary were duly reflected.

(*6)	Two or more subsidiaries may invest or operate to exert significant influence on the decision-making process for activities related to the investee.
(*7)	The Group can participate as a co-operator to exert significant influence.
(*8)	It was excluded due to liquidation.
(*9)	It was dissoluted and will be liquidated.
(*10)	It was excluded from associates during the period.
(*11)	It was excluded as Woori Bank sold its shares during the period.
(*12)	It was reclassified to associate from subsidiary resulted from the loss of control along with the changes in percentage of ownership.

F-11
8

(2)	Changes in the carrying value of investments in associates accounted for using the equity method of accounting are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2020
	Acquisition cost	January 1, 2020	Share of profits (losses)	Acquisition	Disposal/ Reclassification	Dividends	Business combination	Change in capital	December 31, 2020
W Service Networks Co., Ltd.	108	186	7	—	—	(3)	—	1	191
Korea Credit Bureau Co., Ltd.	3,313	6,845	1,370	—	—	(90)	—	—	8,125
Korea Finance Security Co., Ltd.	3,267	3,287	(221)	—	—	—	—	—	3,066
Chin Hung International Inc.	—	51,176	(742)	—	(50,411)	—	—	(23)	—
Saman Corporation	—	849	(432)	—	(466)	—	—	49	—
Woori Growth Partnerships New Technology Private Equity Fund	16,938	19,212	(2,240)	—	(1,728)	(212)	—	—	15,032
2016KIF-IMM Woori Bank Technology Venture Fund	11,893	15,141	1,240	—	(492)	(1,088)	—	(1,563)	13,238
K BANK Co., Ltd.	236,232	31,254	(18,334)	163,082	—	—	—	(1,905)	174,097
Smart Private Equity Fund No.2	2,915	2,764	(1,283)	—	—	—	—	—	1,481
Woori Bank-Company K Korea Movie Asset Fund	2,100	3,323	365	—	(900)	—	—	—	2,788
Well to Sea No.3 Private Equity Fund	—	209,023	87,180	—	(117,170)	(178,355)	—	(678)	—
Partner One Value Up I Private Equity Fund	10,000	9,908	(75)	—	—	—	—	(17)	9,816
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership	9,756	4,576	—	5,720	(540)	—	—	—	9,756
Crevisse Raim Impact 1st Startup Venture Specialist Private Equity Fund	4,130	4,375	—	75	(321)	—	—	—	4,129
Woori-Shinyoung Growth-Cap Private Equity Fund I	32,480	11,841	7,366	31,363	(12,124)	(104)	—	—	38,342
LOTTE CARD Co.,Ltd.	346,810	409,444	19,692	810	—	(5,710)	—	(1,404)	422,832
Woori-Q Corporate Restructuring Private Equity Fund	23,146	6,046	(159)	17,017	—	—	—	—	22,904
PCC-Woori LP Secondary Fund	7,575	2,525	554	5,049	—	—	—	—	8,128
Force TEC Co., Ltd.	—	—	1,542	—	—	—	—	(1,149)	393
Together-Korea Government Private Pool Private Securities Investment Trust No.3	10,000	—	23	100,000	(90,000)	—	—	—	10,023
Genesis Environmental Energy Company 1st Private Equity Fund	3,738	—	241	4,084	(346)	—	—	—	3,979
Union Technology Finance Investment Association	4,500	—	(15)	4,500	—	—	—	—	4,485
Woori Hanhwa Eureka Private Equity Fund	350	342	61	—	—	—	—	—	403
Godo Kaisha Oceanos 1	10,800	10,952	7	—	—	(850)	—	84	10,193
Japanese Hotel Real Estate Private Equity Fund No.2	3,291	3,291	283	—	—	(154)	—	(186)	3,234
Woori High plus G.B. Securities Feeder Fund1(G.B.)	6,000	—	49	6,141	—	—	—	(114)	6,076
WooriG Senior Loan General Type Private Investment Trust No.1	51,959	—	343	51,959	—	(257)	—	—	52,045
Woori G Clean Energy No.1	1,015	—	9	1,015	—	—	—	—	1,024

9

	For the year ended December 31, 2020
	Acquisition cost	January 1, 2020	Share of profits (losses)	Acquisition	Disposal/ Reclassification	Dividends	Business combination	Change in capital	December 31, 2020
Woori Goseong Power EBL Private Special Asset Fund	14,915	—	611	14,915	—	(408)	—	—	15,118
Woori Seoul Beltway Private Special Asset Fund No.1	5,590	—	97	5,591	—	(75)	—	—	5,613
WOORI TAERIM 1st Fund	1,100	—	(6)	—	—	—	289	—	283
Portone-Cape Fund No.1	1,000	—	—	—	—	—	960	—	960
KIWOOM WOORI Financial 1st Investment Fund	1,000	—	(6)	1,000	—	—	—	—	994
Woori FirstValue Private Real Estate Fund No.2	9,000	—	1,184	—	—	—	—	946	2,130
Woori Star50 Master Fund ClassC-F	200	—	(16)	200	—	—	—	—	184
JC Assurance No.2 Private Equity Fund	29,050	—	—	29,050	—	—	—	—	29,050
Dream Company Growth no.1 PEF	7,705	—	—	7,705	—	—	—	—	7,705
HMS-Oriens 1st Fund	12,000	—	—	12,000	—	—	—	—	12,000
Woori High Plus Short-term High Graded ESG Bond Sec Feeder Inv Trust 1	91,092	—	2,382	91,092	—	—	—	—	93,474

	974,968	806,360	101,077	552,368	(274,498)	(187,306)	1,249	(5,959)	993,291

F-1
2
0

	For the year ended December 31, 2021
	Acquisition cost	January 1, 2021	Share of profits (losses)	Acquisition	Disposal/ Reclassification	Dividends	Change in capital	December 31, 2021
W Service Networks Co., Ltd.	108	191	(4)	—	—	(4)	—	183
Korea Credit Bureau Co., Ltd.	3,313	8,125	1,388	—	—	(90)	—	9,423
Korea Finance Security Co., Ltd.	3,267	3,066	35	—	—	—	—	3,101
Woori Growth Partnerships New Technology Private Equity Fund	14,991	15,032	(637)	—	(1,947)	—	—	12,448
2016KIF-IMM Woori Bank Technology Venture Fund	8,396	13,238	3,520	—	(3,497)	(631)	—	12,630
K BANK Co., Ltd. (*1)	236,232	174,097	67,553	—	—	—	(2,157)	239,493
Smart Private Equity Fund No.2	—	1,481	(797)	—	(684)	—	—	—
Woori Bank-Company K Korea Movie Asset Fund	—	2,788	137	—	(2,100)	(480)	—	345
Partner One Value Up I Private Equity Fund	5,039	9,816	2,521	—	(4,961)	(800)	—	6,576
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership	9,736	9,756	1,417	5,040	(5,060)	—	—	11,153
Crevisse Raim Impact 1st Startup Venture Specialist Private Equity Fund	4,255	4,129	—	125	—	—	—	4,254
LOTTE CARD Co.,Ltd.	346,810	422,832	39,301	—	—	(10,374)	6,536	458,295
Together-Korea Government Private Pool Private Securities Investment Trust No. 3	10,000	10,023	47	—	—	—	—	10,070
Genesis Environmental Energy Company 1st Private Equity Fund	3,738	3,979	147	—	—	—	—	4,126
Union Technology Finance Investment Association	12,750	4,485	(347)	8,250	—	—	—	12,388
Dicustody Co., Ltd.	1	—	—	1	—	—	—	1
Japanese Hotel Real Estate Private Equity Fund No.2	3,291	3,234	237	—	—	(201)	(74)	3,196
Woori G Clean Energy No.1	—	1,024	—	1,462	(2,338)	(148)	—	—
Woori Goseong Power EBL Private Special Asset Fund	—	15,118	227	—	(15,118)	(370)	143	—
Woori Seoul Beltway Private Special Asset Fund No.1	7,513	5,613	124	1,935	—	(121)	—	7,551
Woori Corporate Private Securities Fund 1 (Bond)	—	—	—	10,000	(10,000)	—	—	—
Woori G Star Private Placement Investment Trust No.33 [FI]	—	—	—	20,000	(20,000)	—	—	—
Woori Multi-Return Securities Investment Trust 3 (Balanced Bond)	10,000	—	23	10,000	—	—	—	10,023
Woori Short-term Bond Securities Investment Trust(Bond) ClassC-F	150,000	—	1,822	150,000	—	—	—	151,822
WOORI TAERIM 1st Fund	1,100	283	708	—	—	—	—	991
Portone-Cape Fund No.1	340	960	189	—	(660)	—	—	489
KIWOOM WOORI Financial 1st Investment Fund	1,000	994	(21)	—	—	—	—	973
DeepDive WOORI 2021-1 Financial Investment Fund	1,000	—	(7)	1,000	—	—	—	993
Darwin Green Packaging Private Equity Fund	4,000	—	(43)	4,000	—	—	—	3,957
Woori FirstValue Private Real Estate Fund No.2	9,000	2,130	(637)	—	—	(730)	—	763
WooriG Real Infrastructure Blind General Type Private Placement Investment Trust	100	—	—	100	—	—	—	100
Woori High plus G.B. Securities Feeder Fund1(G.B.)	—	6,076	—	—	(6,076)	—	—	—
Woori Star50 Master Fund ClassC-F	—	184	(4)	—	(180)	—	—	—
Woori Hanhwa Eureka Private Equity Fund	164	403	138	—	(214)	—	—	327
Aarden Woori Apparel 1st Private Equity Fund	100	—	(1)	100	—	—	—	99
Godo Kaisha Oceanos 1	10,800	10,193	127	—	—	(370)	(45)	9,905

F-1
2
1

	For the year ended December 31, 2021
	Acquisition cost	January 1, 2021	Share of profits (losses)	Acquisition	Disposal/ Reclassification	Dividends	Change in capital	December 31, 2021
Woori Zip 1	10,143	—	(26)	16,380	(6,237)	—	379	10,496
Woori Zip 2	14,254	—	(50)	22,883	(8,628)	—	527	14,732
Force TEC Co., Ltd. (*2)	—	393	(393)	—	—	—	—	—
KUM HWA Co., Ltd. (*2)	—	—	—	—	—	—	—	—
Jinmyung Plus Co., Ltd.	—	—	—	—	—	—	—	—
JC Assurance No.2 Private Equity Fund	29,349	29,050	(11,621)	299	—	—	—	17,728
Dream Company Growth no.1 PEF	7,706	7,705	680	—	—	(471)	—	7,914
HMS-Oriens 1st Fund	12,000	12,000	7	—	—	—	—	12,007
WooriG Senior Loan General Type Private Investment Trust No.1	87,382	52,045	2,959	38,757	(3,060)	(2,672)	—	88,029
Genesis Eco No.1 Private Equity Fund	11,805	—	(685)	11,805	—	—	—	11,120
Paratus Woori Material Component Equipment joint venture company	17,700	—	(207)	17,700	—	—	—	17,493
Midas No. 8 Private Equity Joint Venture Company	19,000	—	(32)	19,000	—	—	—	18,968
PCC-Woori LP Secondary Fund	10,100	8,128	1,697	2,525	—	—	—	12,350
Woori High Plus Short-term High Graded ESG Bond Sec Feeder Inv Trust 1	70,988	93,474	921	20,765	(38,870)	(2,503)	—	73,787
Woori-Q Corporate Restructuring Private Equity Fund	45,394	22,904	1,002	25,246	(2,997)	—	—	46,155
Woori-Shinyoung Growth-Cap Private Equity Fund I	17,218	38,342	20,813	12,799	(32,415)	(10,826)	—	28,713

	1,210,083	993,291	132,228	400,172	(165,042)	(30,791)	5,309	1,335,167

(*1)	Included 70,120 million W on of deemed gain on disposal in accordance with the decrease in percentage of ownership from disproportionate contribution for the year ended December 31, 2021.
(*2)	As a result of discontinuation of the equity method, related companies’ losses amount not recognized is 797 million Won for Force TEC Co., Ltd. and 2 million W on for KUM HWA Co., Ltd.

F-1
2
2

	For the year ended December 31, 2022
	Acquisition cost	January 1, 2022	Share of profits (losses) and others	Acquisition	Disposal/ Reclassification	Dividends	Change in capital	December 31, 2022
W Service Networks Co., Ltd.	108	183	29	—	—	(4)	—	208
Korea Credit Bureau Co., Ltd.	3,313	9,423	(3,714)	—	—	—	—	5,709
Korea Finance Security Co., Ltd.	3,267	3,101	(727)	—	—	—	—	2,374
Woori Growth Partnerships New Technology Private Equity Fund	12,942	12,448	490	—	(2,049)	—	—	10,889
2016KIF-IMM Woori Bank Technology Venture Fund	7,594	12,630	(1,619)	—	(801)	(736)	—	9,474
K BANK Co., Ltd.	236,232	239,493	11,854	—	—	—	(3,558)	247,789
Woori Bank-Company K Korea Movie Asset Fund	—	345	71	—	—	(177)	—	239
Partner One Value Up I Private Equity Fund	5,039	6,576	(2,298)	—	—	—	—	4,278
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership	7,556	11,153	1,312	—	(2,180)	—	—	10,285
Crevisse Raim Impact 1st Startup Venture Specialist Private Equity Fund	4,355	4,254	1	100	—	—	—	4,355
LOTTE CARD Co.,Ltd.	346,810	458,295	58,400	—	—	(12,960)	10,396	514,131
Together-Korea Government Private Pool Private Securities Investment Trust No. 3	10,000	10,070	173	—	—	—	—	10,243
Genesis Environmental Energy Company 1st Private Equity Fund	—	4,126	(41)	—	(3,738)	(347)	—	—
Union Technology Finance Investment Association	14,637	12,388	187	2,250	(363)	—	—	14,462
Dicustody Co., Ltd.	1	1	—	—	—	—	—	1
Orient Shipyard Co., Ltd.	—	—	—	—	—	—	—	—
BTS 2nd Private Equity Fund	3,026	—	(145)	3,026	—	—	—	2,881
STASSETS FUND III	1,500	—	(270)	1,500	—	—	—	1,230
Japanese Hotel Real Estate Private Equity Fund No.2	3,174	3,196	194	—	—	(299)	(236)	2,855
Woori Seoul Beltway Private Special Asset Fund No.1	9,791	7,551	246	2,312	—	(235)	—	9,874
Woori Multi-Return Securities Investment Trust 3 (Balanced Bond)	—	10,023	—	—	(9,950)	(73)	—	—
Woori Short-term Bond Securities Investment Trust(Bond) ClassC-F	110,000	151,822	2,312	50,000	(90,137)	(1,972)	—	112,025
Woori Safe Plus General Type Private Investment Trust S-8(Bond)	10,000	—	230	10,000	—	(48)	—	10,182
WOORI TAERIM 1st Fund	1,100	991	(3)	—	—	—	—	988
Portone-Cape Fund No.1	340	489	(25)	—	—	—	—	464
KIWOOM WOORI Financial 1st Investment Fund	1,000	973	(20)	—	—	—	—	953
DeepDive WOORI 2021-1 Financial Investment Fund	900	993	(12)	—	(100)	(3)	—	878
Darwin Green Packaging Private Equity Fund	4,000	3,957	388	—	—	(400)	—	3,945
DS Power Semicon Private Equity Fund	3,000	—	245	3,000	—	(269)	—	2,976
Koreawide partners 2nd Private Equity Fund	20,000	—	—	20,000	—	—	—	20,000
Woori FirstValue Private Real Estate Fund No.2	9,000	763	(6)	—	(199)	—	—	558

F-12
3

	For the year ended December 31, 2022
	Acquisition cost	January 1, 2022	Share of profits (losses) and others	Acquisition	Disposal/ Reclassification	Dividends	Change in capital	December 31, 2022
WooriG Real Infrastructure Blind General Type Private Placement Investment Trust	100	100	2	—	—	—	—	102
Woori BIG2 Plus Securities Investment Trust(Balanced Bond)	1,200	—	(161)	—	1,235	—	—	1,074
Woori Together TDF 2025	2,000	—	(202)	—	2,192	—	—	1,990
Woori Together TDF 2030	2,000	—	(214)	—	2,247	—	—	2,033
WOORI Star50 feeder fund(H)	200	—	(5)	—	131	—	—	126
Woori Hanhwa Eureka Private Equity Fund	—	327	(48)	—	(164)	(115)	—	—
Aarden Woori Apparel 1st Private Equity Fund	100	99	(2)	—	—	—	—	97
Woori Dyno 1st Private Equity Fund	2,000	—	(6)	2,000	—	—	—	1,994
Australia Green Energy 1st PEF	4,913	—	(55)	4,913	—	—	—	4,858
Godo Kaisha Oceanos 1	10,800	9,905	84	—	—	(1,049)	(152)	8,788
Woori Zip 1	9,254	10,496	(138)	—	(873)	—	(795)	8,690
Woori Zip 2	12,928	14,732	(127)	—	(1,309)	—	(1,116)	12,180
Force TEC Co., Ltd. (*)	—	—	56	—	—	—	(56)	—
KUM HWA Co., Ltd. (*)	—	—	—	—	—	—	—	—
Jinmyung Plus Co., Ltd.	—	—	10	—	—	—	—	10
JC Assurance No.2 Private Equity Fund	29,349	17,728	(17,728)	—	—	—	—	—
Dream Company Growth no.1 PEF	7,412	7,914	418	—	—	(471)	—	7,861
HMS-Oriens 1st Fund	12,000	12,007	1,245	—	—	—	—	13,252
WooriG Senior Loan General Type Private Investment Trust No.1	80,268	88,029	3,788	14,073	(20,322)	(3,707)	—	81,861
Genesis Eco No.1 Private Equity Fund	12,000	11,120	(99)	195	—	—	—	11,216
Paratus Woori Material Component Equipment joint venture company	17,700	17,493	(243)	—	—	—	—	17,250
Midas No. 8 Private Equity Joint Venture Company	18,735	18,968	275	—	—	(530)	—	18,713
Orchestra Private Equity Fund IV	9,878	—	197	10,000	(122)	(377)	—	9,698
Synaptic Green No.1 PEF	8,000	—	(207)	8,000	—	—	—	7,793
IGEN2022No. 1 Private Equity Fund	7,822	—	650	8,000	(475)	(165)	—	8,010
PCC-Woori LP Secondary Fund	10,440	12,350	674	3,440	(3,480)	—	—	12,984
Woori High Plus Short-term High Graded ESG Bond Sec Feeder Inv Trust 1	—	73,787	—	—	(73,598)	(189)	—	—
Woori-Q Corporate Restructuring Private Equity Fund	27,063	46,155	(288)	536	(18,867)	—	—	27,536
Woori-Shinyoung Growth-Cap Private Equity Fund I	17,018	28,713	14,561	—	—	—	—	43,274

	1,131,865	1,335,167	69,689	143,345	(222,922)	(24,126)	4,483	1,305,636

(*)
As a result of discontinuation of the equity method, related companies’ losses amount not recognized is 665 million Won for Force TEC Co., Ltd. 3,743 million Won for Orient Shipyard Co., Ltd. and 0.2 million Won for KUM HWA Co., Ltd. and cumulated amount is 1,462 million Won for Force TEC Co., Ltd. 3,743 million Won for Orient Shipyard Co., Ltd. and 2 million Won for KUM HWA Co., Ltd.

F-12
4

(3)	Summary financial information relating to investments in associates accounted for using the equity method of accounting is as follows (Unit: Korean Won in millions):

	December 31, 2021
	Assets	Liabilities	Operating revenue	Net income (loss)	Other comprehensive income(loss)	Total comprehensive income(loss)
W Service Networks Co., Ltd.	6,208	2,504	17,019	840	—	840
Korea Credit Bureau Co., Ltd.	113,859	21,284	127,751	20,486	—	20,486
Korea Finance Security Co., Ltd.	34,957	14,286	57,462	249	—	249
Woori Growth Partnerships New Technology Private Equity Fund	54,173	231	3,807	(2,228)	—	(2,228)
2016KIF-IMM Woori Bank Technology Venture Fund	63,983	837	23,010	21,119	—	21,119
K BANK Co., Ltd.	14,021,789	12,291,131	250,502	19,348	(32,072)	(12,724)
Woori Bank-Company K Korea Movie Asset Fund	1,383	2	1,075	543	—	543
Partner One Value Up I Private Equity Fund	28,273	—	11,972	10,914	—	10,914
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership	56,363	597	11,422	10,077	—	10,077
Crevisse Raim Impact 1st Startup Venture Specialist Private Equity Fund	15,799	5	—	(332)	—	(332)
LOTTE CARD Co.,Ltd. (*)	15,980,312	13,460,156	1,499,867	184,919	25,612	210,531
Together-Korea Government Private Pool Private Securities Investment Trust No. 3	10,073	1	41	37	—	37
Genesis Environmental Energy Company 1st Private Equity Fund	20,610	3,941	11,347	694	—	694
Union Technology Finance Investment Association	41,996	290	13	(1,168)	—	(1,168)
Dicustody Co., Ltd.	98	—	—	(2)	—	(2)
Japanese Hotel Real Estate Private Equity Fund 2	16,104	14	911	1,196	(373)	823
Woori Seoul Beltway Private Special Asset Fund No.1	30,206	1	536	500	—	500
Woori Multi-Return Securities Investment Trust 3 (Balanced Bond)	101,644	51,530	5	2	—	2
Woori Short-term Bond Securities Investment Trust(Bond) ClassC-F	1,209,228	158,524	89	79	—	79
WOORI TAERIM 1st Fund	4,047	172	—	2,770	—	2,770
Portone-Cape Fund No.1	2,447	—	1,050	947	—	947
KIWOOM WOORI Financial 1st Investment Fund	10,818	111	1	(221)	—	(221)
DeepDive WOORI 2021-1 Financial Investment Fund	8,340	—	—	(60)	—	(60)
Darwin Green Packaging Private Equity Fund	19,387	—	—	(213)	—	(213)
Woori FirstValue Private Real Estate Fund No.2	69,672	63,309	—	(5,303)	—	(5,303)
WooriG Real Infrastructure Blind General Type Private Placement Investment Trust	35,796	1	(34)	(35)	—	(35)

F-12
5

	December 31, 2021
	Assets	Liabilities	Operating revenue	Net income (loss)	Other comprehensive income(loss)	Total comprehensive income(loss)
Woori Hanhwa Eureka Private Equity Fund	40,817	133	20,193	19,821	—	19,821
Aarden Woori Apparel 1st Private Equity Fund	21,075	89	—	(214)	—	(214)
Godo Kaisha Oceanos 1	66,087	45,367	3,141	267	—	267
Woori Zip 1	52,259	35,833	1,106	(26)	—	(26)
Woori Zip 2	74,033	50,951	1,536	(50)	—	(50)
Force TEC Co., Ltd.	11,904	23,508	20,941	(9,188)	—	(9,188)
KUM HWA Co., Ltd.	20	176	58	(10)	—	(10)
Jinmyung Plus Co.,Ltd.	568	445	209	5	—	5
JC Assurance No.2 Private Equity Fund	118,397	—	—	(1,040)	—	(1,040)
Dream Company Growth no.1 PEF	28,533	44	—	1,500	—	1,500
HMS-Oriens 1st Fund	52,659	28	2,750	2,179	—	2,179
Woori G Senior Loan Private Placement Investment Trust No.1	406,634	25	14,553	13,669	—	13,669
Genesis Eco No.1 Private Equity Fund	38,369	4	308	(377)	—	(377)
Paratus Woori Material Component Equipment joint venture company	58,507	—	7	(693)	—	(693)
Midas No. 8 Private Equity Joint Venture Company	66,699	112	1	(113)	—	(113)
PCC-Woori LP Secondary Fund	31,585	—	5,720	4,162	—	4,162
Woori High Plus Short-term High Graded ESG Bond Sec Feeder Inv Trust 1	257,891	—	3,239	3,239	—	3,239
Woori-Q Corporate Restructuring Private Equity Fund	121,057	555	327	(1,547)	—	(1,547)
Woori-Shinyoung Growth-Cap Private Equity Fund I	82,087	314	83,143	81,550	—	81,550

(*)	The amount is after reflecting the fair value adjustment that occurred when acquiring the shares and the adjustments that occurred by difference of accounting policies with the Group

	December 31, 2022
	Assets	Liabilities	Operating revenue	Net income (loss)	Other comprehensive income(loss)	Total comprehensive income(loss)
W Service Networks Co., Ltd.	7,052	2,825	19,697	1,215	—	1,215
Korea Credit Bureau Co., Ltd.	155,165	100,065	144,907	13,809	—	13,809
Korea Finance Security Co., Ltd.	28,792	12,964	47,043	(3,856)	—	(3,856)
Woori Growth Partnerships New Technology Private Equity Fund	47,394	208	2,978	2,185	—	2,185
2016KIF-IMM Woori Bank Technology Venture Fund	47,979	609	665	(7,839)	—	(7,839)
K BANK Co., Ltd.	16,694,289	14,896,426	491,880	91,059	(32,156)	58,903
Woori Bank-Company K Korea Movie Asset Fund (*1)	989	33	462	324	—	324
Partner One Value Up I Private Equity Fund	18,395	—	(9,431)	(9,831)	—	(9,831)
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership	51,804	385	8,092	7,288	—	7,288

F-12
6

	December 31, 2022
	Assets	Liabilities	Operating revenue	Net income (loss)	Other comprehensive income(loss)	Total comprehensive income(loss)
Crevisse Raim Impact 1st Startup Venture Specialist Private Equity Fund	15,811	95	1	(383)	—	(383)
LOTTE CARD Co., Ltd. (*2)	19,983,059	17,179,093	1,925,577	268,096	43,162	311,258
Together-Korea Government Private Pool Private Securities Investment Trust No. 3	10,246	1	218	170	—	170
Union Technology Finance Investment Association	48,991	299	2,300	632	—	632
Dicustody Co., Ltd.	95	—	—	(3)	—	(3)
Orient Shipyard Co., Ltd.	10,832	27,225	—	(16,467)	—	(16,467)
BTS 2nd Private Equity Fund	15,012	608	1	(725)	—	(725)
STASSETS FUND III	4,660	313	37	(953)	—	(953)
Japanese Hotel Real Estate Private Equity Fund 2	14,387	13	1,050	968	(1,186)	(218)
Woori Seoul Beltway Private Special Asset Fund No.1	39,497	2	1,028	984	—	984
Woori Short-term Bond Securities Investment Trust(Bond) ClassC-F	468,357	67,022	14,189	11,804	—	11,804
Woori Safe Plus General Type Private Investment Trust S-8(Bond)	115,781	4,508	1,899	1,763	—	1,763
WOORI TAERIM 1st Fund	4,047	185	—	(13)	—	(13)
Portone-Cape Fund No.1	2,344	26	—	(129)	—	(129)
KIWOOM WOORI Financial 1st Investment Fund	10,597	111	1	(222)	—	(222)
DeepDive WOORI 2021-1 Financial Investment Fund	7,412	37	57	(103)	—	(103)
Darwin Green Packaging Private Equity Fund	19,332	—	2,215	1,904	—	1,904
DS Power Semicon Private Equity Fund	14,230	44	1,185	937	—	937
Koreawide partners 2nd Private Equity Fund	77,039	2,038	3,020	1	—	1
Woori FirstValue Private Real Estate Fund No.2	67,005	62,357	3	(54)	—	(54)
WooriG Real Infrastructure Blind General Type Private Placement Investment Trust	73,064	56	3,140	2,874	—	2,874
Woori BIG2 Plus Securities Investment Trust(Balanced Bond)	4,667	12	389	(636)	—	(636)
Woori Together TDF 2025	8,513	16	1,287	(1,018)	—	(1,018)
Woori Together TDF 2030	8,615	—	1,352	(1,108)	—	(1,108)
WOORI Star50 feeder fund(H)	709	—	48	(480)	—	(480)
Aarden Woori Apparel 1st Private Equity Fund	20,750	89	8	(325)	—	(325)
Woori Dyno 1st Private Equity Fund	10,212	43	200	(31)	—	(31)
Australia Green Energy 1st PEF	122,634	14	30	(1,380)	—	(1,380)
Godo Kaisha Oceanos 1	63,741	45,358	2,942	176	—	176
Woori Zip 1	48,309	34,346	2,085	(215)	—	(215)
Woori Zip 2	68,388	48,927	3,069	(198)	—	(198)
Force TEC Co., Ltd.	10,489	24,804	25,182	(2,664)	—	(2,664)
KUM HWA Co., Ltd.	4	159	—	(8)	—	(8)
Jinmyung Plus Co.,Ltd.	696	649	177	(9)	—	(9)

F-12
7

	December 31, 2022
	Assets	Liabilities	Operating revenue	Net income (loss)	Other comprehensive income(loss)	Total comprehensive income(loss)
JC Assurance No.2 Private Equity Fund	122,015	3	—	(929)	—	(929)
Dream Company Growth no.1 PEF	28,351	50	1,695	1,506	—	1,506
HMS-Oriens 1st Fund	58,095	6	3,829	3,279	—	3,279
Woori G Senior Loan Private Placement Investment Trust No.1	378,145	23	18,584	17,496	—	17,496
Genesis Eco No.1 Private Equity Fund	38,700	5	48	(593)	—	(593)
Paratus Woori Material Component Equipment joint venture company	58,311	617	7	(812)	—	(812)
Midas No. 8 Private Equity Joint Venture Company	65,936	242	1,928	977	—	977
Orchestra Private Equity Fund IV	34,427	—	1,580	878	—	878
Synaptic Green No.1 PEF	37,017	—	4	(983)	—	(983)
IGEN2022No. 1 Private Equity Fund	32,362	122	3,166	2,616	—	2,616
PCC-Woori LP Secondary Fund	33,591	168	6,127	1,152	—	1,152
Woori-Q Corporate Restructuring Private Equity Fund	75,973	418	3,019	(4,696)	—	(4,696)
Woori-Shinyoung Growth-Cap Private Equity Fund I	123,824	312	41,780	40,544	—	40,544

(*1)	It was dissoluted for the year ended December 31,2021 and will be liquidated.
(*2)	The amount is after reflecting the fair value adjustment that occurred when acquiring the shares and the adjustments that occurred by difference of accounting policies with the Group.

(4)	The entities that the Group has not applied equity method of accounting although the Group’s ownership interest is more than 20 % as of December 31, 2021 and 2022 are as follows:

	December 31, 2021
Associate (*)	Number of shares owned	Ownership (%)
Orient Shipyard Co., Ltd.	464,812	21.4
Yuil PESC Co., Ltd.	8,642	24.0
CL Tech Co., Ltd.	13,759	38.6
S.WIN Co., Ltd.	20,301	20.0

(*)
Although the Group’s ownership interest of the entity is more than 20%, the Group does not have significant influence over the entity since it is going through work-out
process under receivership, thus it is excluded from the investment in joint ventures and associates.

	December 31, 2022
Associate (*)	Number of shares owned	Ownership (%)
CL Tech Co., Ltd.	10,191	28.6

(*)
Although the Group’s ownership interest of the entity is more than 20%, the Group does not have significant influence over the entity since it is going through work-out
process under receivership, thus it is excluded from the investment in joint ventures and associates.

F-12
8

(5)
As of December 31, 2020, 2021 and 2022, the reconciliations from the net assets of the associates to the carrying amount of the shares of the investment in joint ventures and associates are as follows (Unit: Korean Won in millions except for ownership):

	December 31, 2020
	Total net asset	Ownership (%)	Ownership portion of net assets	Basis difference	Impairment	Intercompany transaction	Book value
W Service Networks Co., Ltd.	3,857	4.9	191	—	—	—	191
Korea Credit Bureau Co., Ltd.	79,478	9.9	7,876	246	—	3	8,125
Korea Finance Security Co., Ltd.	20,442	15.0	3,066	—	—	—	3,066
Woori Growth Partnerships New Technology Private Equity Fund	65,138	23.1	15,034	—	—	(2)	15,032
2016KIF-IMM Woori Bank Technology Venture Fund	62,911	20.0	12,582	—	—	656	13,238
K BANK Co., Ltd. (*1)(*2)	509,978	26.2	133,614	44,117	(3,634)	—	174,097
Smart Private Equity Fund No.2 (*2)	13,616	20.0	2,723	—	(1,242)	—	1,481
Woori Bank-Company K Korea Movie Asset Fund	11,154	25.0	2,788	—	—	—	2,788
Well to Sea No.3 Private Equity Fund (*3)	18,899	50.0	—	—	—	—	—
Partner One Value Up Ist Private Equity Fund	42,205	23.3	9,817	—	—	(1)	9,816
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership	45,888	20.0	9,178	—	—	578	9,756
Crevisse Raim Impact 1st Startup Venture Specialist Private Equity Fund	15,747	25.0	3,937	—	—	192	4,129
Woori-Shinyoung Growth-Cap Private Equity Fund I	109,627	35.0	38,342	—	—	—	38,342
LOTTE CARD Co., Ltd (*1)	2,114,159	20.0	422,832	—	—	—	422,832
Woori-Q Corporate Restructuring Private Equity Fund	57,922	38.4	22,220	—	—	684	22,904
PCC-Woori LP Secondary Fund	20,923	38.8	8,126	—	—	2	8,128
Force TEC	1,526	25.8	393	—	—	—	393
Together-Korea Government Private Pool Private Securities Investment Trust No.3	10,024	100.0	10,024	—	—	(1)	10,023
Genesis Environmental Energy Company 1st Private Equity Fund	16,074	24.8	3,979	—	—	—	3,979
Union Technology Finance Investment Association	15,100	29.7	4,485	—	—	—	4,485
Woori Hanhwa Eureka Private Equity Fund	50,147	0.8	403	—	—	—	403
Godo Kaisha Oceanos 1	21,321	47.8	10,193	—	—	—	10,193
Japanese Hotel Real Estate Private Equity Fund No.2	16,278	19.9	3,234	—	—	—	3,234
Woori High plus G.B. Securities Feeder Fund1(G.B.)	27,870	21.8	6,076	—	—	—	6,076
Woori G Senior Loan General Type Private Investment Trust No.1	240,399	21.7	52,045	—	—	—	52,045
Woori G Clean Energy No.1	3,495	29.3	1,024	—	—	—	1,024
Woori Goseong Power EBL Private Special Asset Fund	90,707	16.7	15,118	—	—	—	15,118
Woori Seoul Beltway Private Special Asset Fund No.1	22,451	25.0	5,613	—	—	—	5,613
WOORI TAERIM 1st Fund	1,106	25.6	283	—	—	—	283
Portone-Cape Fund No.1	4,800	20.0	960	—	—	—	960
KIWOOM WOORI Financial 1st Investment Fund	10,929	9.1	994	—	—	—	994

9

	December 31, 2020
	Total net asset	Ownership (%)	Ownership portion of net assets	Basis difference	Impairment	Intercompany transaction	Book value
Woori FirstValue Private Real Estate Fund No.2	17,753	12.0	2,130	—	—	—	2,130
Woori Star50 Master Fund ClassC-F	765	24.5	184	—	—	—	184
JC Assurance No.2 Private Equity Fund	98,418	29.3	29,050	—	—	—	29,050
Dream Company Growth no.1 PEF	28,684	27.8	7,705	—	—	—	7,705
HMS-Oriens 1st Fund	52,632	22.8	12,000	—	—	—	12,000
Woori High Plus Short-term High Graded ESG Bond Sec Feeder Inv Trust 1	402,015	23.3	93,474	—	—	—	93,474

(*1)	The net asset equity amount is after the debt-for-equity swap, non-controlling etc.
(*2)	As a result of conducting an impairment test on the investment stocks of the related companies, the recoverable value was less than the carrying amount and thus the impairment loss was recognized.
(*3)	The estimated recoverable amount of 15,687 million Won at the time of liquidation was classified as receivable.

	December 31, 2021
	Total net asset	Ownership (%)	Ownership portion of net assets	Basis difference	Impairment	Intercompany transaction	Book value
W Service Networks Co., Ltd.	3,704	4.9	183	—	—	—	183
Korea Credit Bureau Co., Ltd.	92,575	9.9	9,177	246	—	—	9,423
Korea Finance Security Co., Ltd.	20,671	15.0	3,101	—	—	—	3,101
Woori Growth Partnerships New Technology Private Equity Fund	53,942	23.1	12,448	—	—	—	12,448
2016KIF-IMM Woori Bank Technology Venture Fund	63,146	20.0	12,630	—	—	—	12,630
K BANK Co., Ltd. (*)	1,730,307	12.6	217,599	21,894	—	—	239,493
Woori Bank-Company K Korea Movie Asset Fund	1,381	25.0	345	—	—	—	345
Partner One Value Up Ist Private Equity Fund	28,273	23.3	6,576	—	—	—	6,576
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership	55,767	20.0	11,153	—	—	—	11,153
Crevisse Raim Impact 1st Startup Venture Specialist Private Equity Fund	15,794	25.0	3,949	—	—	305	4,254
LOTTE CARD Co., Ltd (*1)	2,291,474	20.0	458,295	—	—	—	458,295
Together-Korea Government Private Pool Private Securities Investment Trust No.3	10,071	100.0	10,070	—	—	—	10,070
Genesis Environmental Energy Company 1st Private Equity Fund	16,669	24.8	4,126	—	—	—	4,126
Union Technology Finance Investment Association	41,706	29.7	12,388	—	—	—	12,388
Dicustody Co., Ltd.	98	1.0	1	—	—	—	1
Japanese Hotel Real Estate Private Equity Fund No.2	16,090	19.9	3,196	—	—	—	3,196
Woori Seoul Beltway Private Special Asset Fund No.1	30,205	25.0	7,551	—	—	—	7,551
Woori Multi Return Private Securities Investment Trust 3(Balanced Bond)	50,114	20.0	10,023	—	—	—	10,023
Woori Short-term Bond Securities Investment Trust (Bond) ClassC-F	1,050,704	14.5	151,822	—	—	—	151,822

F-1
3
0

	December 31, 2021
	Total net asset	Ownership (%)	Ownership portion of net assets	Basis difference	Impairment	Intercompany transaction	Book value
WOORI TAERIM 1st Fund	3,875	25.6	991	—	—	—	991
Portone-Cape Fund No.1	2,447	20.0	489	—	—	—	489
KIWOOM WOORI Financial 1st Investment Fund	10,707	9.1	973	—	—	—	973
DeepDive WOORI 2021-1 Financial Investment Fund	8,340	11.9	993	—	—	—	993
Darwin Green Packaging Private Equity Fund	19,387	20.4	3,957	—	—	—	3,957
Woori FirstValue Private Real Estate Fund No.2	6,363	12.0	763	—	—	—	763
WooriG Real Infrastructure Blind General Type Private Placement Investment Trust	35,795	0.3	100	—	—	—	100
Woori Hanhwa Eureka Private Equity Fund	40,684	0.8	327	—	—	—	327
Aarden Woori Apparel 1st Private Equity Fund	20,986	0.5	99	—	—	—	99
Godo Kaisha Oceanos 1	20,720	47.8	9,905	—	—	—	9,905
Woori Zip 1	16,426	63.9	10,496	—	—	—	10,496
Woori Zip 2	23,082	63.8	14,732	—	—	—	14,732
Force TEC	(11,604)	24.5	(2,843)	—	—	2,843	—
KUM HWA Co., Ltd.	(156)	20.1	(31)	—	—	31	—
Jinmyung Plus Co.,Ltd.	123	21.3	25	—	—	(25)	—
JC Assurance No.2 Private Equity Fund	118,397	24.4	29,349	—	(11,621)	—	17,728
Dream Company Growth no.1 PEF	28,489	27.8	7,914	—	—	—	7,914
HMS-Oriens 1st Fund	52,631	22.8	12,007	—	—	—	12,007
WooriG Senior Loan General Type Private Investment Trust No.1	406,609	21.7	88,029	—	—	—	88,029
Genesis Eco No.1 Private Equity Fund	38,365	29.0	11,120	—	—	—	11,120
Paratus Woori Material Component Equipment joint venture company	58,507	29.9	17,493	—	—	—	17,493
Midas No. 8 Private Equity Joint Venture Company	66,587	28.5	18,968	—	—	—	18,968
PCC-Woori LP Secondary Fund	31,585	38.8	12,350	—	—	—	12,350
Woori High Plus Short-term High Graded ESG Bond Sec Feeder Inv Trust 1	257,891	27.5	73,787	—	—	—	73,787
Woori-Q Corporate Restructuring Private Equity Fund	120,502	38.1	46,155	—	—	—	46,155
Woori-Shinyoung Growth-Cap Private Equity Fund I	81,773	35.0	28,713	—	—	—	28,713

(*)	The net asset equity amount is after the debt-for-equity swap, non-controlling etc.

	December 31, 2022
	Total net asset	Ownership (%)	Ownership portion of net assets	Basis difference	Impairment	Intercompany transaction	Book value
W Service Networks Co., Ltd.	4,227	4.9	209	—	—	(1)	208
Korea Credit Bureau Co., Ltd.	55,100	9.9	5,462	246	—	1	5,709
Korea Finance Security Co., Ltd.	15,828	15.0	2,374	—	—	—	2,374
Woori Growth Partnerships New Technology Private Equity Fund	47,185	23.1	10,889	—	—	—	10,889
2016KIF-IMM Woori Bank Technology Venture Fund	47,370	20.0	9,474	—	—	—	9,474

F-1
31

	December 31, 2022
	Total net asset	Ownership (%)	Ownership portion of net assets	Basis difference	Impairment	Intercompany transaction	Book value
K BANK Co., Ltd. (*)	1,796,269	12.6	225,894	21,894	—	1	247,789
Woori Bank-Company K Korea Movie Asset Fund	957	25.0	239	—	—	—	239
Partner One Value Up Ist Private Equity Fund	18,395	23.3	4,278	—	—	—	4,278
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership	51,419	20.0	10,284	—	—	1	10,285
Crevisse Raim Impact 1st Startup Venture Specialist Private Equity Fund	15,716	25.0	3,929	—	—	426	4,355
LOTTE CARD Co., Ltd. (*)	2,570,656	20.0	514,131	—	—	—	514,131
Together-Korea Government Private Pool Private Securities Investment Trust No.3	10,245	100.0	10,244	—	—	(1)	10,243
Union Technology Finance Investment Association	48,692	29.7	14,463	—	—	(1)	14,462
Dicustody Co., Ltd.	95	1.0	1	—	—	—	1
Orient Shipyard Co., Ltd.	(16,393)	22.7	(3,721)	—	—	3,721	—
BTS 2nd Private Equity Fund	14,405	20.0	2,881	—	—	—	2,881
STASSETS FUND III	4,347	28.3	1,230	—	—	—	1,230
Japanese Hotel Real Estate Private Equity Fund No.2	14,374	19.9	2,855	—	—	—	2,855
Woori Seoul Beltway Private Special Asset Fund No.1	39,495	25.0	9,874	—	—	—	9,874
Woori Short-term Bond Securities Investment Trust (Bond) ClassC-F	401,335	27.9	112,025	—	—	—	112,025
Woori Safe Plus General Type Private Investment Trust S-8(Bond)	111,273	9.2	10,182	—	—	—	10,182
WOORI TAERIM 1st Fund	3,862	25.6	988	—	—	—	988
Portone-Cape Fund No.1	2,318	20.0	464	—	—	—	464
KIWOOM WOORI Financial 1st Investment Fund	10,486	9.1	953	—	—	—	953
DeepDive WOORI 2021-1 Financial Investment Fund	7,375	11.9	878	—	—	—	878
Darwin Green Packaging Private Equity Fund	19,332	20.4	3,945	—	—	—	3,945
DS Power Semicon Private Equity Fund	14,186	21.0	2,976	—	—	—	2,976
Koreawide partners 2nd Private Equity Fund	75,001	26.7	20,000	—	—	—	20,000
Woori FirstValue Private Real Estate Fund No.2	4,648	12.0	558	—	—	—	558
Woori G Real Infrastructure Blind General Type Private Placement Investment Trust	73,008	0.1	102	—	—	—	102
Woori BIG2 Plus Securities Investment Trust(Balanced Bond)	4,655	23.1	1,074	—	—	—	1,074
Woori Together TDF 2025	8,497	23.6	1,990	—	—	—	1,990
Woori Together TDF 2030	8,615	23.8	2,033	—	—	—	2,033
WOORI Star50 feeder fund(H)	709	17.9	126	—	—	—	126
Aarden Woori Apparel 1st Private Equity Fund	20,661	0.5	97	—	—	—	97
Woori Dyno 1st Private Equity Fund	10,169	19.6	1,994	—	—	—	1,994
Australia Green Energy 1st PEF	122,620	4.0	4,858	—	—	—	4,858
Godo Kaisha Oceanos 1	18,383	47.8	8,788	—	—	—	8,788
Woori Zip 1	13,963	64.0	8,690	—	—	—	8,690
Woori Zip 2	19,461	64.0	12,180	—	—	—	12,180

F-1
32

	December 31, 2022
	Total net asset	Ownership (%)	Ownership portion of net assets	Basis difference	Impairment	Intercompany transaction	Book value
Force TEC	(14,315)	24.5	(3,513)	—	—	3,513	—
KUM HWA Co., Ltd.	(155)	20.1	(31)	—	—	31	—
Jinmyung Plus Co.,Ltd.	47	21.3	10	—	—	—	10
JC Assurance No.2 Private Equity Fund	122,012	23.5	17,728	—	(17,728)	—	—
Dream Company Growth no.1 PEF	28,301	27.8	7,861	—	—	—	7,861
HMS-Oriens 1st Fund	58,089	22.8	13,252	—	—	—	13,252
Woori G Senior Loan General Type Private Investment Trust No.1	378,122	21.7	81,861	—	—	—	81,861
Genesis Eco No.1 Private Equity Fund	38,695	29.0	11,216	—	—	—	11,216
Paratus Woori Material Component Equipment joint venture company	57,694	29.9	17,250	—	—	—	17,250
Midas No. 8 Private Equity Joint Venture Company	65,694	28.5	18,713	—	—	—	18,713
Orchestra Private Equity Fund IV	34,427	28.2	9,698	—	—	—	9,698
Synaptic Green No.1 PEF	37,017	21.1	7,793	—	—	—	7,793
IGEN2022No. 1 Private Equity Fund	32,240	24.8	8,010	—	—	—	8,010
PCC-Woori LP Secondary Fund	33,423	38.8	12,984	—	—	—	12,984
Woori-Q Corporate Restructuring Private Equity Fund	75,555	35.6	27,536	—	—	—	27,536
Woori-Shinyoung Growth-Cap Private Equity Fund I	123,512	35.0	43,274	—	—	—	43,274

(*)	The net asset equity amount is after the debt-for-equity swap, non-controlling etc.

14.	INVESTMENT PROPERTIES

(1)	Details of investment properties are as follows (Unit: Korean Won in millions):

	December 31, 2021	December 31, 2022
Acquisition cost	415,163	418,775
Accumulated depreciation	(25,582)	(30,982)
Accumulated impairment losses	(86)	(86)

Net carrying value	389,495	387,707

(2)	Changes in investment properties are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2020	2021	2022
Beginning balance	280,239	387,464	389,495
Acquisition	76,588	—	—
Disposal	(353)	—	(1,206)
Depreciation	(2,689)	(2,809)	(3,925)
Transfer	30,431	6,095	7,153
Foreign currencies translation adjustments	267	(1,255)	(3,810)
Business combination	10,557	—	—
Others	(7,576)	—	—

Ending balance	387,464	389,495	387,707

F-13
3

(3)
Fair value of investment properties amounted to 665,710 million
W
on and 647,072 million
W
on and as of December 31, 2021 and 2022, respectively. The fair value of investment properties has been assessed on the basis of recent similar real estate market price and officially assessed land price in the area of the investment properties, is classified as level 3 on the fair value hierarchy.

(4)
Rental fee earned from investment properties is amounting to 15,056 million
W
on and 22,798 million
W
on for the years ended December 31, 2021 and 2022, respectively. Operating expenses directly related to the investment properties where rental fee was earned is amounting to 2,941 million
W
on and 4,093 million
W
on.

(5)	The lease payments expected to be received in the future under lease contracts relating to investment properties as of December 31, 2021 and 2022 are as follows (Unit: Korean Won in millions):

	December 31, 2021	December 31, 2022
Lease payments:
Within a year	13,769	12,368
More than 1 year and within 2 years	10,770	8,481
More than 2 years and within 3 years	7,743	5,320
More than 3 years and within 4 years	5,009	3,201
More than 4 years and within 5 years	2,953	2,634
More than 5 years	2,603	2,568

Total	42,847	34,572

15.	PREMISES AND EQUIPMENT

(1)	Details of premises and equipment as of December 31, 2021 and 2022 are as follows (Unit: Korean Won in millions):

	December 31, 2021
	Land	Building	Equipment and vehicles	Leasehold improvement	Construction in progress	Structures	Total
Premises and equipment (owned)	1,719,325	756,964	258,361	51,354	3,171	1	2,789,176
Right-of-use asset	—	367,480	18,064	—	—	—	385,544
Carrying value	1,719,325	1,124,444	276,425	51,354	3,171	1	3,174,720

	December 31, 2022
	Land	Building	Equipment and vehicles	Leasehold improvement	Construction in progress	Structures	Total
Premises and equipment (owned)	1,695,357	730,676	261,278	58,352	32,184	—	2,777,847
Right-of-use asset	—	349,494	15,589	—	—	—	365,083
Carrying value	1,695,357	1,080,170	276,867	58,352	32,184	—	3,142,930

F-13
4

(2)	Details of premises and equipment (owned) as of December 31, 2021 and 2022 are as follows (Unit: Korean Won in millions):

	December 31, 2021
	Land	Building	Equipment and vehicles	Leasehold improvement	Construction in progress	Structures	Total
Acquisition cost	1,719,985	1,076,091	1,156,479	475,195	3,171	20	4,430,941
Accumulated depreciation	—	(319,127)	(898,118)	(423,841)	—	(19)	(1,641,105)
Accumulated impairment losses	(660)	—	—	—	—	—	(660)

Net carrying value	1,719,325	756,964	258,361	51,354	3,171	1	2,789,176

	December 31, 2022
	Land	Building	Equipment and vehicles	Leasehold improvement	Construction in progress	Structures	Total
Acquisition cost	1,696,017	1,078,385	1,179,928	470,513	32,184	20	4,457,047
Accumulated depreciation	—	(347,709)	(918,650)	(412,161)	—	(20)	(1,678,540)
Accumulated impairment losses	(660)	—	—	—	—	—	(660)

Net carrying value	1,695,357	730,676	261,278	58,352	32,184	—	2,777,847

(3)	Details of changes in premises and equipment (owned) are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2020
	Land	Building	Equipment and vehicles	Leasehold improvement	Construction in progress	Structures	Total
Beginning balance	1,761,159	802,299	278,016	54,839	1,287	2	2,897,602
Acquisitions	3,787	26,972	84,828	26,124	7,751	—	149,462
Disposals	(8,326)	(1,719)	(605)	(688)	—	—	(11,338)
Depreciation	—	(34,572)	(94,388)	(30,579)	—	—	(159,539)
Transfer	(30,847)	(2,048)	118	—	(118)	—	(32,895)
Foreign currencies translation adjustments	(836)	(882)	(1,849)	(830)	(82)	—	(4,479)
Business combination	1,108	81	2,150	437	—	—	3,776
Others	—	(3,091)	(45)	782	(592)	—	(2,946)

Ending balance	1,726,045	787,040	268,225	50,085	8,246	2	2,839,643

	For the year ended December 31, 2021
	Land	Building	Equipment and vehicles	Leasehold improvement	Construction in progress	Structures	Total
Beginning balance	1,726,045	787,040	268,225	50,085	8,246	2	2,839,643
Acquisitions	—	15,750	68,069	23,347	11,637	—	118,803
Disposals	—	(1,994)	(1,663)	(979)	—	—	(4,636)
Depreciation	—	(33,523)	(93,921)	(22,293)	—	(1)	(149,738)
Classification of assets held for sale	(7,157)	(5,695)	—	—	—	—	(12,852)
Transfer	(3,649)	(2,446)	15,399	—	(15,399)	—	(6,095)
Foreign currencies translation adjustments	991	712	2,868	1,580	153	—	6,304
Others	3,095	(2,880)	(616)	(386)	(1,466)	—	(2,253)

Ending balance	1,719,325	756,964	258,361	51,354	3,171	1	2,789,176

F-13
5

	For the year ended December 31, 2022
	Land	Building	Equipment and vehicles	Leasehold improvement	Construction in progress	Structures	Total
Beginning balance	1,719,325	756,964	258,361	51,354	3,171	1	2,789,176
Acquisitions	24	14,524	98,620	28,178	31,810	—	173,156
Disposals	(20,024)	(788)	(1,003)	(656)	—	—	(22,471)
Depreciation	—	(32,290)	(97,600)	(21,185)	—	(1)	(151,076)
Classification of assets held for sale	(6,405)	(6,704)	—	—	—	—	(13,109)
Transfer	(3,040)	(4,113)	—	—	—	—	(7,153)
Foreign currencies translation adjustments	(855)	(428)	392	549	225	—	(117)
Business combination	5,917	3,523	2,586	—	—	—	12,026
Others	415	(12)	(78)	112	(3,022)	—	(2,585)

Ending balance	1,695,357	730,676	261,278	58,352	32,184	—	2,777,847

(4)	Details of right-of-use assets as of December 31, 2021 and 2022 are as follows (Unit: Korean Won in millions):

	December 31, 2021
	Building	Equipment and vehicles	Total
Acquisition cost	650,906	30,559	681,465
Accumulated depreciation	(283,426)	(12,495)	(295,921)

Net carrying value	367,480	18,064	385,544

	December 31, 2022
	Building	Equipment and vehicles	Total
Acquisition cost	643,484	32,700	676,184
Accumulated depreciation	(293,990)	(17,111)	(311,101)

Net carrying value	349,494	15,589	365,083

(5)	Details of changes in right-of-use assets for the years ended December 31, 2021 and 2022 are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2021
	Building	Equipment and vehicles	Total
Beginning balance	435,132	12,423	447,555
New contracts	172,812	16,848	189,660
Changes in contract	9,064	225	9,289
Termination	(46,563)	(1,742)	(48,305)
Depreciation	(228,403)	(10,665)	(239,068)
Business combination	—	—	—
Others	25,438	975	26,413

Ending balance	367,480	18,064	385,544

F-13
6

	For the year ended December 31, 2022
	Building	Equipment and vehicles	Total
Beginning balance	367,480	18,064	385,544
New contracts	225,396	9,819	235,215
Changes in contract	3,514	(26)	3,488
Termination	(43,597)	(870)	(44,467)
Depreciation	(211,175)	(11,406)	(222,581)
Business combination	819	—	819
Others	7,057	8	7,065

Ending balance	349,494	15,589	365,083

16.	INTANGIBLE ASSETS

(1)	Details of intangible assets are as follows (Unit: Korean Won in millions):

	December 31, 2021
	Goodwill	Industrial property rights	Development cost	Other intangible assets	Membership deposit	Construction in progress	Total
Acquisition cost	345,449	2,057	661,959	1,174,565	40,955	717	2,225,702
Accumulated amortization	—	(1,334)	(454,251)	(947,830)	—	—	(1,403,415)
Accumulated impairment losses	—	—	—	(33,553)	(3,348)	—	(36,901)

Net carrying value	345,449	723	207,708	193,182	37,607	717	785,386

	December 31, 2022
	Goodwill	Industrial property rights	Development cost	Other intangible assets	Membership deposit	Construction in progress	Total
Acquisition cost	397,527	2,219	754,031	1,244,516	46,231	3,027	2,447,551
Accumulated amortization	—	(1,576)	(541,404)	(1,018,591)	—	—	(1,561,571)
Accumulated impairment losses	—	—	—	(33,552)	(3,314)	—	(36,866)

Net carrying value	397,527	643	212,627	192,373	42,917	3,027	849,114

F-13
7

(2)	Details of changes in intangible assets are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2020
	Goodwill	Industrial property rights	Development cost	Other intangible assets	Membership deposit	Construction in progress	Total
Beginning balance	350,682	692	225,193	234,147	29,330	4,066	844,110
Acquisitions	—	233	53,273	41,329	5,183	3,197	103,215
Disposal	—	—	—	—	(782)	—	(782)
Amortization (*)	—	(216)	(71,620)	(64,822)	—	—	(136,658)
Impairment losses	—	—	—	(7,692)	(99)	—	(7,791)
Transfer	—	—	428	164	—	(592)	—
Foreign currencies translation adjustments	(14,802)	—	—	(2,208)	(15)	(2)	(17,027)
Business combination	—	—	2,403	4,199	2,079	—	8,681
Others	(1,590)	—	(804)	328	395	—	(1,671)

Ending balance	334,290	709	208,873	205,445	36,091	6,669	792,077

(*)	Amortization of other intangible assets amounting to 11,890 million Won is included in other operating expenses.

	For the year ended December 31, 2021
	Goodwill	Industrial property rights	Development cost	Other intangible assets	Membership deposit	Construction in progress	Total
Beginning balance	334,290	709	208,873	205,445	36,091	6,669	792,077
Acquisitions	—	247	74,444	49,137	2,437	977	127,242
Disposal	—	—	—	—	(347)	—	(347)
Amortization (*)	—	(233)	(80,128)	(68,950)	—	—	(149,311)
Impairment losses	—	—	—	(18)	(93)	—	(111)
Transfer	—	—	4,518	2,946	—	(7,464)	—
Foreign currencies translation adjustments	11,159	—	—	2,952	232	—	14,343
Others	—	—	1	1,670	(713)	535	1,493

Ending balance	345,449	723	207,708	193,182	37,607	717	785,386

(*)	Amortization of other intangible assets amounting to 13,963 million W on is included in other operating expenses.

F-13
8

	For the year ended December 31, 2022
	Goodwill	Industrial property rights	Development cost	Other intangible assets	Membership deposit	Construction in progress	Total
Beginning balance	345,449	723	207,708	193,182	37,607	717	785,386
Acquisitions	—	162	91,992	62,073	6,571	2,421	163,219
Disposal	—	—	—	(2)	(1,295)	—	(1,297)
Amortization (*)	—	(242)	(87,294)	(75,299)	—	—	(162,835)
Impairment losses	—	—	—	—	88	—	88
Transfer	—	—	300	182	—	(482)	—
Business combination	57,670	—	—	7,795	—	—	65,465
Foreign currencies translation adjustments	(5,592)	—	(5)	(865)	(42)	(53)	(6,557)
Others	—	—	(74)	5,307	(12)	424	5,645

Ending balance	397,527	643	212,627	192,373	42,917	3,027	849,114

(*)	Amortization of other intangible assets amounting to 14,664 million W on is included in other operating expenses.

(3)	Goodwill

1)	Details of allocated goodwill based on each cash-generating unit as of December 31, 2021 and 2022 are as follows (Unit: Korean W on in million):

Cash-generating unit (*1)	December 31, 2021	December 31, 2022
Woori Asset Management Corp.	43,036	43,036
Woori Global Asset Management Co., Ltd.	2,030	2,030
Woori Asset Trust Co., Ltd.	141,780	141,780
PT Bank Woori Saudara Indonesia 1906 Tbk (*2)	99,667	97,029
WOORI BANK (CAMBODIA) PLC (*3)	52,082	55,570
PT Woori Finance Indonesia Tbk.	—	51,382
Others	6,854	6,700

Total	345,449	397,527

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

9

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

Category	Woori Asset Trust Co., Ltd.	Woori Asset Management Corp.	Woori Global Asset Management Co., Ltd	PT Bank Woori Saudara Indonesia 1906 Tbk	WB Finance Co., Ltd
Discount rate (%)	14.55	13.36	13.47	15.98	16.88
Terminal growth rate (%)	1.00	1.00	1.00	0.00	0.00
Recoverable amount	431,777	162,772	42,083	784,787	544,693
Carrying amount	300,023	134,073	29,917	739,878	499,823
As a result of the impairment test on goodwill, it is determined that the carrying amount of the cash-generating unit to which the goodwill has been allocated will not exceed the recoverable amount.

3)	Sensitivity analysis
The sensitivity of the fair value measurement to changes in significant but unobservable inputs used in measuring fair value is as follows (Unit: Korean Won in millions):

Category		Woori Asset Trust Co., Ltd.	Woori Asset Management Corp.	Woori Global Asset Management Co., Ltd	PT Bank Woori Saudara Indonesia 1906 Tbk	WB Finance Co., Ltd
Discount rate (%)	Increase by 1.0% point	(39,501)	(8,680)	(2,553)	(61,030)	(38,845)
	Decrease by 1.0% point	48,345	10,686	3,169	71,658	45,066
Terminal growth rate (%)	Increase by 1.0% point	30,344	6,699	2,034	43,855	26,515
	Decrease by 1.0% point (*)	(25,010)	(5,464)	(1,650)	—	—

(*)	In the case of PT Bank Woori Saudara Indonesia 1906 Tbk and and WOORI BANK (CAMBODIA) PLC, declining cases are excluded from the analysis as the permanent growth rate was assumed to be 0%.

17.	ASSETS HELD FOR SALE
Assets held for distribution (sale) are as follows (Unit: Korean Won in millions):

Assets (*)	December 31, 2021	December 31, 2022
Premises and equipment	8,900	9,589
Investments of associates	11,472	—
Others	5,955	4,183

Total	26,327	13,772

F-1
4
0

(*)	The Group classifies assets as held for sale that are highly likely to be sold within one year from December 31, 202 1 and December 31, 202 2 .
The Group measured assets held for sale at the lower of their net fair value or carrying amount.
The Group has decided to sell some of the premises and equipment through internal consultation during the current year and classifies the premises as non-current
assets held for sale. The asset is expected to be sold within 12 months, and the premises and equipment that was scheduled to be sold at the end of the prior year has been sold and removed. On the other hand, other assets that are expected to be sold as of the end of the current year are classified as assets that are expected to be sold within one year due to the possibility of being sold as buildings and land acquired through auction.

18.	ASSETS SUBJECT TO LIEN AND ASSETS ACQUIRED THROUGH FORECLOSURES

(1)	Assets subjected to lien are as follows (Unit: Korean Won in milli on s):

		December 31, 2021
		Collateral given to	Amount	Reason for collateral
Financial assets at FVTPL	Korean treasury and government bonds, etc	Nonghyup bank and others	248,009	Related to bonds sold under repurchase agreements (*)
	Korean treasury and government bonds, etc	Korea Securities Depository	179,079	Securities borrowing collateral
	Korean treasury and government bonds, etc	VI Investment, etc.	3,008	Future trading collateral
	Korean financial institutions’ debt securities, etc	Korea Securities Depository	205,783	Securities borrowing collateral
	Korean financial institutions’ debt securities, etc	KOREA SECURITIES FINANCE CORPORATION	54,419	Collateral for securities lending purposes
	Korean financial institutions’ debt securities, etc	Shinhan Investment Corp.	5,352	Collateral for futures transaction
	Korean corporate bonds	Korea Securities Depository	299,161	Securities borrowing collateral
	Korean capital contributions	Korea Software Financial Cooperative	101	Bid guarantee, etc.
Financial assets at FVTOCI	Korean treasury and government bonds	Korea Securities Depository	470	Related to bonds sold under repurchase agreements (*)
	Korean financial institutions’ debt securities, etc	The BOK and others	3,666,849	Settlement risk and others
	Foreign financial institutions’ debt securities	STANDARD BANK LONDON LTD	126,595	Related to bonds sold under repurchase agreements (*)
Securities at amortized cost	Korean treasury and government bonds	The BOK and others	8,977,748	Settlement risk and others

F-1
4
1

		December 31, 2021
		Collateral given to	Amount	Reason for collateral
	Foreign financial institutions’ debt securities	NATIXIS and others	38,995	Related to bonds sold under repurchase agreements (*)
	Foreign financial institutions’ debt securities	FHLB ADVANCE and others	10,375	Related to the borrowing limit
Loan at amortized cost and other financial assets	Due from banks in local currency	Daishin AMC Co.,Ltd. and others	1,500	Right of pledge
	Other due from banks in local currency	Samsung Securities Co., Ltd. and others	25,338	Margin deposit for futures or option
	Other due from banks in foreign currency	Yuanta Securities Korea Co., Ltd., etc.	1,051,006	Overseas futures option deposit, etc.
	Mortgage loan	Public offering	2,494,333	Related to covered bonds
Premises and equipment	Land and building	Credit Counselling & Recovery Service and others	1,910	Right to collateral and others
Investment properties	Land and building	Credit Counselling & Recovery Service and others	5,520	Right to collateral and others

		Total	17,395,551

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

		December 31, 2022
		Collateral given to	Amount	Reason for collateral
Financial assets at FVTPL	Korean treasury and government bonds, etc.	KOREA SECURITIES FINANCE CORPORATION, etc.	198,377	Related to bonds sold under repurchase agreements (*1)
	Korean treasury and government bonds, etc.	Korea Securities Depository	659,050	Securities borrowing collateral
	Korean treasury and government bonds, etc.	SHINHAN SECURITIES CO, etc.	6,939	Future trading collateral
	Korean financial institutions’ debt securities, etc.	SC FIRST BANK KOREA, SEOUL, etc.	245,876	Variable margin deposit for CSA, etc.
	Korean financial institutions’ debt securities, etc.	SHINHAN ASSET MANAGEMENT, etc.	16,200	Related to bonds sold under repurchase agreements (*1)
	Korean capital contributions, etc.	Korea Software Financial Cooperative	104	Bid guarantee, etc.

F-1
42

		December 31, 2022
		Collateral given to	Amount	Reason for collateral
Financial assets at FVTOCI	Korean treasury and government bonds	Korea Securities Depository	460	Related to bonds sold under repurchase agreements (*1)
	Korean financial institutions’ debt securities, etc.	The BOK, etc.	6,394,890	Settlement risk, etc.
	Debt securities in foreign currencies	BNP-PARIBAS, etc.	1,060,120	Variable margin deposit for CSA, etc.
	Debt securities in foreign currencies	SC BANK, H.K, etc.	582,738	Related to bonds sold under repurchase agreements (*1)
Securities at amortized cost	Korean treasury and government bonds	Korea Securities Depository	1,100,351	Related to bonds sold under repurchase agreements (*1)
	Korean treasury and government bonds	The BOK, etc.	10,820,136	Settlement risk, etc.
	Debt securities in foreign currencies	NATIXIS, etc.	70,949	Related to bonds sold under repurchase agreements (*1)
	Debt securities in foreign currencies	FHLB ADVANCE, etc.	10,570	Related to the borrowing limit
Loan at amortized cost and other financial assets	Due from banks in local currency	Daishin AMC Co.,Ltd. and others	1,500	Right of pledge
	Other due from banks in local currency	The Korea Exchange, etc.	133,539	Margin deposit for CCP
	Other due from banks in foreign currency	Korea Investment & Securities, etc.	1,142,784	Overseas futures option deposit, etc.
	Mortgage loan	Public offering	1,892,723	Related to covered bonds
Premises and equipment	Land and building	Gakorea Co., Ltd , etc.	1,851	Right to collateral and others (*2)
Investment properties	Land and building	Gakorea Co., Ltd., etc.	5,365	Right to collateral and others (*2)

		Total	24,344,522

(*1)
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

(*2)	The maximum pledge amount is 522 million Won.

F-1
4
3

(2)	As of December 31, 2021 and 2022 there is no asset acquired through foreclosures.

	December 31, 2021	December 31, 2022
Investment properties
Land	2,185	6,404
Building	181	165
Sub-total	2,366	6,569
Other assets
Land for non-business use	21,156	21,302
Building for non-business use (*1)	1,526	3,049
Movables for non-business use (*2)	120	165
Real estate assessment provision for non-business use	(1,129)	(1,176)
Sub-total	21,673	23,340
Assets held for sale
Land	2,980	2,351
Building	2,557	1,832
Others	418	—
Sub-total	5,955	4,183

Total	29,994	34,092

(*1)	The cumulative depreciation amount as of December 31, 2021 and 2022 is 716 million Won and 1,055 million Won, respectively.
(*2)	The cumulative depreciation amount as of December 31, 2021 and 2022 is 907 million Won and 882 million Won, respectively.

(3)	Securities loaned are as follows (Unit: Korean Won in millions):

		December 31, 2021	December 31, 2022	Loaned to
Financial assets at FVTOCI	Korean treasury and government bonds	98,535	98,027	Korea Securities Finance Corporation
Securities loaned are lending of specific securities to borrowers who agree to return the same amount of the same security at the end of lending period. As the Group does not derecognize these securities.

(4)	Collaterals held that can be disposed and re-subjected to lien regardless of defaults of counterparties
Fair values of collaterals held that can be disposed and
re-subjected
to lien regardless of defaults of counterparties as of December 31, 2021 and 2022 are as follows (Unit: Korean Won in millions):

	December 31, 2021
	Fair values of collaterals	Fair values of collaterals were disposed or re-subjected to lien
Securities	10,785,412	—

	December 31, 2022
	Fair values of collaterals	Fair values of collaterals were disposed or re-subjected to lien
Securities	7,109,933	—

F-14
4

19. OTHER ASSETS
Details of other assets are as follows (Unit: Korean Won in millions):

	December 31, 2021	December 31, 2022
Lease assets	1,782,887	2,593,578
Prepaid expenses	189,808	287,323
Advance payments	61,042	99,772
Non-operational assets	16,248	23,340
Others	38,965	57,539

Total	2,088,950	3,061,552

20. FINANCIAL LIABILITIES AT FVTPL

(1)	Financial liabilities at FVTPL are as follows (Unit: Korean Won in millions):

	December 31, 2021	December 31, 2022
Financial instruments at fair value through profit or loss measured at fair value	4,873,458	8,952,399

Total	4,873,458	8,952,399

(2)	Financial liabilities at fair value through profit or loss measured at fair value are as follows (Unit: Korean Won in millions):

	December 31, 2021	December 31, 2022
Deposits
Gold banking liabilities	65,016	35,161
Borrowings
Securities sold	241,174	12,113
Derivative liabilities	4,567,268	8,905,125

Total	4,873,458	8,952,399

F-14
5

21. DEPOSITS DUE TO CUSTOMERS
Details of deposits due to customers by type are as follows (Unit: Korean Won in millions):

	December 31, 2021	December 31, 2022
Deposits in local currency:
Deposits on demand	18,029,136	15,627,300
Deposits at termination	254,319,473	270,092,855
Mutual installment	24,620	22,995
Deposits on notes payables	2,954,066	3,675,596
Deposits on CMA	92,360	60,079
Certificate of deposits	3,586,423	5,255,889
Other deposits	1,286,719	1,196,486

Sub-total	280,292,797	295,931,200

Deposits in foreign currencies:
Deposits in foreign currencies	37,643,900	46,263,943
Present value discount	(36,826)	(92,352)

Sub-total	37,607,074	46,171,591

Customers’ deposits for beneficiary	—	2,418

Total	317,899,871	342,105,209

22.	BORROWINGS AND DEBENTURES

(1)	Details of borrowings are as follows (Unit: Korean Won in millions):

	December 31, 2021
	Lenders	Interest rate (%)	Amount
Borrowings in local currency:
Borrowings from The BOK	The BOK	0.3	3,144,897
Borrowings from government funds	Small Enterprise and Market Service and others	0.0 ~ 2.4	2,053,611
Others	The Korea Development Bank and others	0.0 ~ 3.1	9,984,518

Sub-total			15,183,026

Borrowings in foreign currencies:
Borrowings in foreign currencies	JPMorgan Chase & Co. and others	(0.5) ~ 7.3	8,545,077
Bills sold	Others	0.0 ~ 1.3	9,111
Call money	Bank and others	(0.5) ~ 2.6	317,961
Bonds sold under repurchase agreements	Other financial institutions	(0.5) ~ 10.6	749,976
Present value discount			(49,692)

Total			24,755,459

(*)	As of December 31, 2021, foreign currency borrowings subject to fair value hedges were included in the amount of 35,694 million Won.

F-14
6

	December 31, 2022
	Lenders	Interest rate (%)	Amount
Borrowings in local currency:
Borrowings from The BOK	The BOK	0.3 ~ 1.8	3,040,877
Borrowings from government funds	Small Enterprise and Market Service and others	0.0 ~ 3.5	2,021,049
Others	The Korea Development Bank and others	0.0 ~ 6.7	9,562,082

Sub-total			14,624,008

Borrowings in foreign currencies:
Borrowings in foreign currencies	The Export-Import Bank of Korea and others	(0.1) ~ 10.6	11,161,294
Bills sold	Others	0.0 ~ 2.4	7,308
Call money	Bank and others	1.6 ~ 5.5	400,071
Bonds sold under repurchase agreements	Other financial institutions	0.2 ~ 6.4	2,313,044
Present value discount			(76,122)

Total			28,429,603

(2)	Details of debentures are as follows (Unit: Korean Won in millions):

	December 31, 2021		December 31, 2022
	Interest rate (%)	Amount	Interest rate (%)	Amount
Face value of bond (*) :
Ordinary bonds	0.7 ~ 3.6	37,004,942	0.8 ~ 7.5	37,132,334
Subordinated bonds	1.9 ~ 5.1	6,767,442	1.9 ~ 5.1	5,835,325
Other bonds	0.8 ~ 17.0	911,190	0.8 ~ 17.0	1,271,364

Sub-total		44,683,574		44,239,023

Discounts on bonds		(29,710)		(40,537)

Total		44,653,864		44,198,486

(*)
Included debentures under fair value hedge amounting to and 2,366,724 million
W
on and 3,076,983 million
W
on as of December 31, 2021 and 2022 respectively. Also, debentures under cash flow hedge amounting to 819,298 million
W
on and 1,324,812 million
W
on are included as of December 31, 2021 and 2022 respectively.

23. PROVISIONS

(1)	Details of provisions are as follows (Unit: Korean Won in millions):

	December 31, 2021	December 31, 2022
Asset retirement obligation	80,777	82,717
Provisions for guarantees (*1)	74,866	76,508
Provisions for unused loan commitments	112,296	106,033
Other provisions (*2)	308,195	280,607

Total	576,134	545,865

(*1)	Provisions for guarantees includes provision for financial guarantee of 53,321 million W on and 47,969 million W on as of December 31, 2021 and 2022, respectively.

F-14
7

(*2)	Other provisions consist of provision for litigation, loss compensation and others.

(2)	Changes in provisions for guarantees and unused loan commitments are as follows (Unit: Korean Won in millions):

1)	Provisions for guarantees

	For the year ended December 31, 2020
	Stage1	Stage2	Stage3	Total
Beginning balance	50,801	26,303	15,382	92,486
Transfer to 12-month expected credit loss	81	(60)	(21)	—
Transfer to expected credit loss for the entire period	(396)	1,639	(1,243)	—
Transfer to credit-impaired financial assets	(12)	(13)	25	—
Net provision (reversal) of unused amount	(1,124)	(11,124)	(6,100)	(18,348)
Changes due to business combinations	14,501	—	—	14,501
Others (*)	953	—	—	953

Ending balance	64,804	16,745	8,043	89,592

(*)	Recognized as a result of new financial guarantee contract valued at initial fair value.

	For the year ended December 31, 2021
	Stage1	Stage2	Stage3	Total
Beginning balance	64,804	16,745	8,043	89,592
Transfer to 12-month expected credit loss	2,146	(2,144)	(2)	—
Transfer to expected credit loss for the entire period	(162)	193	(31)	—
Transfer to credit-impaired financial assets	(3)	(162)	165	—
Provisions used	(6,964)	—	—	(6,964)
Net provision (reversal) of unused amount	(9,929)	636	(1,408)	(10,701)
Others (*)	2,938	1	—	2,939

Ending balance	52,830	15,269	6,767	74,866

(*)	Recognized as a result of new financial guarantee contract valued at initial fair value.

	For the year ended December 31, 2022
	Stage1	Stage2	Stage3	Total
Beginning balance	52,830	15,269	6,767	74,866
Transfer to 12-month expected credit loss	1,206	(1,206)	—	—
Transfer to expected credit loss for the entire period	(119)	119	—	—
Transfer to credit-impaired financial assets	(3)	(338)	341	—
Provisions used	—	—	—	—
Net provision (reversal) of unused amount	(3,449)	10,483	577	7,611
Others (*)	(5,969)	—	—	(5,969)

Ending balance	44,496	24,327	7,685	76,508

(*)	Recognized as a result of new financial guarantee contract valued at initial fair value.

F-14
8

2)	Provisions for unused loan commitment

	For the year ended December 31, 2020
	Stage1	Stage2	Stage3	Total
Beginning balance	65,038	43,164	4,352	112,554
Transfer to 12-month expected credit loss	8,006	(7,500)	(506)	—
Transfer to expected credit loss for the entire period	(2,704)	3,299	(595)	—
Transfer to credit-impaired financial assets	(174)	(186)	360	—
Net provision (reversal) of unused amount	(6,653)	16,949	(422)	9,874
Changes due to business combinations	7	—	—	7
Others	(280)	—	—	(280)

Ending balance	63,240	55,726	3,189	122,155

	For the year ended December 31, 2021
	Stage1	Stage2	Stage3	Total
Beginning balance	63,240	55,726	3,189	122,155
Transfer to 12-month expected credit loss	15,522	(14,965)	(557)	—
Transfer to expected credit loss for the entire period	(2,338)	3,129	(791)	—
Transfer to credit-impaired financial assets	(110)	(226)	336	—
Net provision (reversal) of unused amount	(9,005)	871	(1,857)	(9,991)
Others	131	1	—	132

Ending balance	67,440	44,536	320	112,296

	For the year ended December 31, 2022
	Stage1	Stage2	Stage3	Total
Beginning balance	67,440	44,536	320	112,296
Transfer to 12-month expected credit loss	14,349	(14,217)	(132)	—
Transfer to expected credit loss for the entire period	(2,619)	2,648	(29)	—
Transfer to credit-impaired financial assets	(197)	(306)	503	—
Net provision (reversal) of unused amount	(11,402)	5,527	(457)	(6,332)
Others	69	—	—	69
Ending balance	67,640	38,188	205	106,033

(3)	Changes in asset retirement obligation for the years ended December 31, 2020, 2021 and 2022 are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2020	2021	2022
Beginning balance	66,485	68,402	80,777
Provisions provided	806	3,235	4,082
Provisions used	(2,958)	(5,066)	(7,400)
Reversal of provisions unused	(106)	(947)	(21)
Unwinding of discount	459	495	909
Business combination	219	—	—
Increase (decrease) of restoration expense, etc.	3,497	14,658	4,370

Ending balance	68,402	80,777	82,717

9

The amount of the asset retirement obligation is the present value of the best estimate of future expected expenditure to settle the obligation – arising from leased premises as of December 31, 2022, discounted by appropriate discount rate. The restoration cost is expected to occur by the end of each premise’s lease period, and the Group has used average lease period of each category of leases terminated during the past years in order to rationally estimate the lease period. In addition, the Group used average amount of actual recovery cost for the past 3 years and the inflation rate for last year in order to estimate future recovery cost.

(4)	Changes in other provisions for the years ended December 31, 2020, 2021 and 2022 are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2020	2021	2022
Beginning balance	172,455	221,494	308,195
Provisions provided	232,629	85,706	36,284
Provisions used	(181,433)	(10,375)	(8,540)
Reversal of provisions unused (*)	(2,345)	(718)	(54,893)
Foreign currencies translation adjustments	606	11,957	(621)
Transfer	(344)	—	—
Others	(74)	131	182

Ending balance	221,494	308,195	280,607

(*)
The Group provided Korean Won settlement services for trading transaction settlement between Korea and Iran, investigated by U.S. prosecutors (federal prosecutors, New York state prosecutors) and New York State Department of Financial Services for violations of U.S. sanctions against Iran, Sudan, Syria and Cuba. In this regard, the Office of Foreign Assets Control concluded its investigation in December 2020 urging the bank’s attention without taking any additional sanctions, and New York State Department of Financial Services concluded its investigation in February 2022 without taking any additional sanctions. Meanwhile, in June 2022, the Group reversed the provision related to the investigation of the U.S. Prosecutors, which have not been completed yet, in consideration of the opinion of an independent legal expert that the probability of sanctions by the U.S. Prosecutors in this case is low.

(5)	Others

1)
The Group recognized the provision of the estimated compensation amount related to the miss-selling of the Derivative Linked Fund (DLF) incurred during 2019 and a fine expected to be imposed by the Financial Supervisory Service as the best estimate for the expenditure required to meet its obligations at the end of the reporting period.

2)
For the year ended December 31, 2020, the Group recognized the provisions as the best estimate due to the expected losses of clients arising from the delay in the redemption of funds by Lime Asset Management and the dispute settlement by the Financial Supervisory Service. As of December 31, 2022, the provision for this case is 122.1 billion
W
on.

3)
On October 22, 2021, the Group made a resolution to pay in advance for Platform Asia funds, etc., which are delayed in redemption at the Board of Directors Meeting of Woori Bank, the subsidiary. Provisions for estimated compensation amounts related to the prepayment was recognized as the best estimate of the expenditure. As of December 31, 2022, the sales revenue for Platform Asia, Heritage DLS, and Gen2 DLS sold 85 billion
W
on, 22.3 billion
W
on, and 90.2 billion
W
on, respectively, and provisions is 35.7 billion
W
on, 22.3 billion
W
on, and 12.6 billion
W
on, respectively.

F-1
50

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

Decrease in profitability of blue-chip bonds
A decrease in profitability of blue-chip bonds will be offset by some increase in the value of debt securities that the employee benefit plan owns but will bring an increase in the defined benefit obligation.

Risk of inflation
Defined benefit obligations are related to inflation rate; the higher the inflation rate is, the higher the level of liabilities. Therefore, deficit occurs in the system if an inflation rate increases.

(1)	Details of net defined benefit liability are as follows (Unit: Korean Won in millions):

	December 31, 2021	December 31, 2022
Present value of defined benefit obligation	1,618,098	1,377,545
Fair value of plan assets	(1,591,458)	(1,661,623)

Net defined benefit liabilities (*)	26,640	(284,078)

(*)
Net defined benefit liability of 26,640 million
W
on as of December 31, 2021 are the subtracted amount of the net defined benefit asset of 21,346 million
W
on from the net defined benefit liability of 47,986. Net defined benefit assets of 284,078 million
W
on as of December 31, 2022 are the subtracted amount of the net defined benefit liability of 35,202 million
W
on from the net defined benefit assets of 319,280.

(2)	Changes in the carrying value of defined benefit obligation are as follows (Unit: Korean Won in millions):

		For the years ended December 31
		2020	2021	2022
	Beginning balance	1,442,859	1,610,680	1,618,098
	Current service cost	174,509	178,416	166,741
	Interest cost	34,653	39,814	48,238
Remeasurements	Financial assumption	(20,838)	(92,367)	(356,344)
	Demographic assumptions	4,161	(251)	(9)
	Experience adjustments	(4,481)	(12,155)	(3,838)
	Retirement benefit paid	(55,864)	(106,050)	(92,914)
	Foreign currencies translation adjustments	(119)	165	(69)
	Changes due to business combinations	34,001	—	—
	Others	1,799	(154)	(2,358)

	Ending balance	1,610,680	1,618,098	1,377,545

F-1
51

(3)	Changes in the plan assets are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2020	2021	2022
Beginning balance	1,352,971	1,564,101	1,591,458
Interest income	34,534	40,927	49,916
Remeasurements	(7,666)	(15,022)	(18,095)
Employer’s contributions	211,505	103,251	127,979
Retirement benefit paid	(52,627)	(99,523)	(87,472)
Changes due to business combination	27,599	—	—
Others	(2,215)	(2,276)	(2,163)

Ending balance	1,564,101	1,591,458	1,661,623

(4)	The fair value of the plan assets by composition as of December 31, 2021 and 2022 are as follows (Unit: Korean Won in millions):

	December 31, 2021	December 31, 2022
Cash and due from banks	1,591,458	1,661,623
Meanwhile, among plan assets, realized returns on plan assets amount to 25,905 million
W
on and 31,821 million
W
on for the years ended December 31, 2021 and 2022, respectively. The contribution expected to be paid in the next accounting year amounts to 123,043 million
W
on.

(5)	Amounts related to the defined benefit plan that are recognized in the consolidated statements of comprehensive income are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2020	2021	2022
Current service cost	174,509	178,416	166,741
Net interest income (expense)	119	(1,113)	(1,678)

Cost recognized in net income	174,628	177,303	165,063

Remeasurements (*)	(13,492)	(89,751)	(342,096)

Cost recognized in total comprehensive income	161,136	87,552	(177,033)

(*)	Amount before tax
Retirement benefits related to defined contribution plans recognized as expenses are 3,827 million Won, 4,494 million Won and 4,240 million Won for the years ended December 31, 2020, 2021 and 2022, respectively.

(6)	Key actuarial assumptions used in net defined benefit liability measurement are as follows:

	December 31, 2020	December 31, 2021	December 31, 2022
Discount rate	2.13% ~ 2.97%	2.40% ~ 3.49%	5.25% ~ 5.99%
Future wage growth rate	2.05% ~ 7.00%	2.03% ~ 5.56%	2.1% ~ 5.84%
Mortality rate	Issued by Korea Insurance Development Institute	Issued by Korea Insurance Development Institute	Issued by Korea Insurance Development Institute
Retirement rate	Experience rate for each employment classification	Experience rate for each employment classification	Experience rate for each employment classification

F-1
52

The weighted average maturity of defined benefit liability is a minimum of 5.38 to a maximum 10.71 years.

(7)	The sensitivity to actuarial assumptions used in the assessment of defined benefit obligation is as follows (Unit: Korean Won in millions):

		December 31, 2021	December 31, 2022
Discount rate	Increase by 1% point	(161,428)	(146,319)
	Decrease by 1% point	189,630	170,529
Future wage growth rate	Increase by 1% point	188,392	174,546
	Decrease by 1% point	(163,431)	(153,712)
25. OTHER FINANCIAL LIABILITIES AND OTHER LIABILITIES
Other financial liabilities and other liabilities are as follows (Unit: Korean Won in millions):

	December 31, 2021	December 31, 2022
Other financial liabilities:
Accounts payable	7,031,366	6,001,858
Accrued expenses	2,070,639	3,219,349
Borrowings from trust accounts	3,107,456	3,475,118
Agency business revenue	433,041	213,845
Foreign exchange payables	782,176	822,446
Domestic exchange settlement credits	6,708,220	4,631,921
Lease liabilities	343,213	319,161
Other miscellaneous financial liabilities	3,772,437	4,148,621
Present value discount	(15,322)	(20,451)

Sub-total	24,233,226	22,811,868

Other liabilities:
Unearned income	291,147	351,633
Other miscellaneous liabilities	265,706	338,524

Sub-total	556,853	690,157

Total	24,790,079	23,502,025

F-1
53

26. DERIVATIVES

(1)	Derivative assets and derivative liabilities are as follows (Unit: Korean Won in millions):

	December 31, 2021
		Assets			Liabilities
	Nominal amount	For cash flow hedge	For fair value hedge	For trading	For cash flow hedge	For fair value hedge	For trading
Interest rate:
Futures	118,423	—	—	—	—	—	—
Forwards	340,000	—	—	16,434	—	—	—
Swaps	134,196,188	351	95,103	136,185	—	20,287	305,443
Purchase options	170,000	—	—	3,959	—	—	—
Written options	340,000	—	—	—	—	—	8,552
Currency:
Futures	7,445	—	—	—	—	—	—
Forwards	114,072,910	—	—	2,466,893	—	—	993,823
Swaps	101,117,559	11,310	—	1,444,634	7,297	—	2,345,735
Purchase options	1,079,610	—	—	10,968	—	—	—
Written options	1,686,787	—	—	—	—	—	8,952
Equity:
Futures	337,916	—	—	—	—	—	—
Forwards	233	—	—	64	—	—	—
Swaps	642,963	—	—	27,031	—	—	3,784
Purchase options	17,503,553	—	—	696,963	—	—	—
Written options	19,106,573	—	—	—	—	—	900,979

Total	390,720,160	11,661	95,103	4,803,131	7,297	20,287	4,567,268

	December 31, 2022
		Assets			Liabilities
	Nominal amount	For cash flow hedge	For fair value hedge	For trading	For cash flow hedge	For fair value hedge	For trading
Interest rate:
Futures	42,545	—	—	—	—	—	—
Forwards	2,620,000	—	—	249,356	—	—	—
Swaps	136,550,518	2,041	—	440,540	—	193,831	474,158
Purchase options	170,000	—	—	9,308	—	—	—
Written options	310,000	—	—	—	—	—	16,752
Currency:
Futures	51,136	—	—	—	—	—	—
Forwards	90,134,257	—	—	3,083,082	—	—	1,360,535
Swaps	97,197,309	35,745	—	3,105,901	9,080	—	5,500,970
Purchase options	487,852	—	—	23,182	—	—	—
Written options	570,982	—	—	—	—	—	7,929
							—
Equity:
Futures	958,589	—	—	—	—	—	—
Forwards	183	—	—	100	—	—	—
Swaps	568,835	—	—	90,237	—	—	673
Purchase options	29,801,478	—	—	1,204,475	—	—	—
Written options	29,874,836	—	—	—	—	—	1,544,108

Total	389,338,520	37,786	—	8,206,181	9,080	193,831	8,905,125

F-15
4

Derivatives held for trading are classified into financial assets at FVTPL (Note 7) and financial liabilities at FVTPL (Note 20), and derivatives designated for hedging are presented as a separate line item in the consolidated statements of financial position.

(2)	Overview of the Group’s hedge accounting
T
he hedging relationships the entity applies fair value hedge accounting and cash flow hedge accounting to are affected by interest rate which is related with Interest Rate Benchmark Reform. The interest rates to which the hedging relationships are exposed are USD 3M LIBOR, Compounding SOFR, AUD 3M BBSW, and CD 3M.
The nominal amounts of hedging instruments related to USD 3M LIBOR, Compounding SOFR, AUD 3M BBSW, and CD 3M in the hedging relationships of the Group are USD 2,120,000,000, USD 525,000,000, AUD 150,000,000, and 150,000 million Won, respectively. The entity pays close attention to discussions in the market and industry regarding the applicable alternative benchmark interest rates for the exposed interest rate. The entity judges related uncertainty is expected to be no longer present when the exposed interest rates are replaced by the applicable benchmark interest rates.
1) Fair value hedge
As of December 31, 2022, the Group has applied fair value hedge on fixed interest rate foreign currency denominated debentures amounting to 2,928,127 million Won, and foreign currency loans amounting to 148,856 million Won. The purpose of the hedging is to avoid fair value volatility risk of fixed interest rate foreign currency denominated debentures derived from fluctuations of market interest rate, and as such the Group entered into interest rate swap agreements designated as hedging instruments.
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
2) Cash Flow Hedge
As of the December 31, 2022, the Group has applied cash flow hedge on local currency denominated debentures amounting to 229,892 million Won and debentures on foreign currency amounting to 1,094,920 million Won The Group’s hedging strategies are to ① Mitigate risks of cash flow fluctuation from

F-15
5

variable interest rate debentures on local currency due to changes in market interest rate by entering into an interest rate swap contract and thereby designating it as hedging instrument; ② Mitigate the risks of cash flow fluctuation from principal and interest of variable interest rate debentures denominated in foreign currency due to changes in foreign exchange rates and interest rates by entering into a currency swap contract and thereby designating it as hedging instrument; ③ Mitigate the risks of cash flow fluctuation from principal and interest of fixed interest rate debentures denominated in foreign currency due to changes in foreign exchange rates by entering into a currency swap contract and thereby designating it as hedging instrument.
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
3) Hedges of Net Investment in Foreign Operations
Foreign currency exposure arises from the Group’s net investments in Woori America Bank, Woori Cambodia Bank and Hong Kong Woori Investment Bank, and overseas branches, which use USD as their functional currency. The risk arises from fluctuations in the spot exchange rate between USD and KRW. This may result in different net investment amounts.
The risk hedged in the net investment hedging is the weakness of KRW against USD, which may reduce the carrying amount of the Group’s net investments in Woori America Bank, Woori Cambodia Bank and Hong Kong Woori Investment Bank.
A portion of the Group’s net investments in Woori America Bank, Woori Cambodia Bank and Hong Kong Woori Investment Bank are hedged in USD denominated foreign currency bonds(Carrying amount as of December 31, 2022: USD 864,390,437) and mitigate foreign exchange risk arising from the net assets of subsidiaries.
The bonds was designated as a hedging instrument for changes in the value of net investment resulting from fluctuations in the USD/KRW spot exchange rate.

F-15
6

To assess the effectiveness of the hedging instrument, the Group determines the economic relationship between the hedging instrument and the hedged item by comparing (offsetting) changes in the carrying amount of the liability due to changes in the spot exchange rate with changes. The Group’s policy is to hedge the net investment only within the principal range of the liability.

(3)	The nominal amounts of the hedging instrument are as follows (Unit: USD, AUD, EUR, and Korean Won in millions):

	December 31, 2021
	1 year or less	1 year to 5 years	More than 5 years	Total
Fair value hedge
Interest rate risk
Interest rate swap (USD)	—	1,550,000,000	300,000,000	1,850,000,000
Interest rate swap (AUD)	—	150,000,000	—	150,000,000
Interest rate swap (EUR)	—	26,591,163	—	26,591,163
Cash flow hedge
Interest rate risk
Interest rate swap (KRW)	—	50,000	—	50,000
Foreign currencies translation risk and interest rate risk
Currency swap (USD)	200,000,000	270,000,000	—	470,000,000
Foreign currencies translation risk
Currency swap (USD)	—	180,000,000	—	180,000,000

	December 31, 2022
	1 year or less	1 year to 5 years	More than 5 years	Total
Fair value hedge
Interest rate risk
Interest rate swap (USD)	—	2,075,000,000	300,000,000	2,375,000,000
Interest rate swap (AUD)	150,000,000	—	—	150,000,000
Interest rate swap (KRW)	150,000	—	—	150,000
Cash flow hedge
Interest rate risk
Interest rate swap (KRW)	50,000	140,000	—	190,000
Foreign currencies translation risk and interest rate risk
Currency swap (USD)	—	270,000,000	—	270,000,000
Foreign currencies translation risk
Currency swap (USD)	80,000,000	100,000,000	—	180,000,000
Currency swap (EUR)	—	194,780,000	—	194,780,000
Hedges of net investment in foreign operations
Exchange risk
Foreign currency bond (USD)	272,390,437	592,000,000	—	864,390,437

F-15
7

(4)	The average interest rate and average currency rate of the hedging instrument as of December 31, 2021 and 2022 are as follows:

December 31, 2021
Average interest rate and average exchange rate
Fair value hedge
Interest rate risk
Interest rate swap (USD)	Fixed 3.62% receipt and Libor 3M + 1.45% floating paid
Interest rate swap (AUD)	Fixed 0.84% receipt and BBSW 3M+0.72% paid
Interest rate swap (EUR)	EURIBOR 3M + 0.09% receipt and 1.5% fixed paid
Cash flow hedge
Interest rate risk
Interest rate swap (KRW)	KRW CD+0.33% receipt, 1.68% paid
Foreign currencies translation risk and interest rate risk
Currency swap (USD)	USD 1M Libor+0.70% receipt, KRW 0.93% paid, KRW/USD = 1,206.60
Foreign currencies translation risk
Currency swap (USD)	USD 1.50% receipt, KRW 1.57% paid, KRW/USD = 1,140.50

December 31, 2022
Average interest rate and average exchange rate
Fair value hedge
Interest rate risk
Interest rate swap (USD)	Fixed 3.62% receipt and Libor 3M+1.45% floating paid
Interest rate swap (USD)	Fixed 2.05% receipt and (C.SOFR)+0.65% paid
Interest rate swap (AUD)	Fixed 0.84% receipt and BBSW 3M+0.72% paid
Interest rate swap (KRW)	Fixed 3.13% receipt and CD 3M paid
Cash flow hedge
Interest rate risk
Interest rate swap (KRW)	KRW CMS 5Y+0.46% receipt, 3.65% paid
Interest rate swap (KRW)	KRW CD+0.33% receipt, 1.68% paid
Foreign currencies translation risk and interest rate risk
Currency swap (USD)	USD 1M Libor+0.79% receipt, KRW 0.80% paid, KRW/USD = 1,226.29
Foreign currencies translation risk
Currency swap (USD)	USD 1.50% receipt, KRW 1.57% paid, KRW/USD = 1,140.50
Currency swap (EUR)	EUR 1.98% receipt, KRW 3.68% paid, KRW/EUR = 1,344.08
Hedges of net investment
Exchanging rate risk
Foreign currency denominated debentures (KRW/USD)	1,344.37

F-15
8

(5)	The amounts related to items designated as hedging instruments are as follows (Unit: USD, AUD, EUR, and Korean Won in millions):

	December 31, 2021
	Nominal amounts of the hedging instrument	Carrying amount of the hedging instrument		Line item in the statement of financial position where the hedging instrument is located	Changing in fair value used for calculating hedge ineffectiveness
		Assets	Liabilities
Fair value hedge
Interest rate risk
Interest rate swap (USD)	1,850,000,000	95,086	20,287	Derivative assets (designated for hedging)	(83,821)
Interest rate swap (AUD)	150,000,000			Derivative liabilities (designated for hedging)
Interest rate swap (EUR)	26,591,163	17	—		17
Cash flow hedge
Interest rate risk
Interest rate swap (KRW)	50,000	351	—	Derivative liabilities (designated for hedging)	1,896
Foreign currency translation risk and interest rate risk
Currency swap (USD)	470,000,000	3,631	7,297	Derivative liabilities (designated for hedging)	60,564
Foreign currency translation risk
Currency swap (USD)	180,000,000	7,679	—	Derivative liabilities (designated for hedging)	8,218

	December 31, 2022
	Nominal amounts of the hedging instrument	Carrying amount of the hedging instrument		Line item in the statement of financial position where the hedging instrument is located	Changing in fair value used for calculating hedge ineffectiveness
		Assets	Liabilities
Fair value hedge
Interest rate risk
Interest rate Swap (USD)	2,375,000,000	—	193,831	Derivative assets (designated for hedging) Derivative liabilities (designated for hedging)	(247,765)
Interest rate Swap (AUD)	150,000,000
Interest rate Swap (KRW)	150,000
Cash flow hedge
Interest rate risk
Interest rate swap (KRW)	190,000	2,041	—	Derivative liabilities (designated for hedging)	1,690
Foreign currency translation risk and interest rate risk
Currency swap (USD)	270,000,000	17,909	—	Derivative liabilities (designated for hedging)	58,253
Foreign currency translation risk
Currency swap (USD)	180,000,000	17,836	—	Derivative liabilities (designated for hedging)	9,317
Currency swap (EUR)	194,780,000	—	9,080	Derivative liabilities (designated for hedging)	(10,286)
Hedges of net investment in foreign operations Exchange rate risk
Foreign currency bond (USD)	864,390,437	—	1,095,442	Foreign currency bond	(28,553)

9

(6)	Details of carrying amount to hedge and amount due to hedge accounting are as follows (Unit: Korean Won in millions):

	December 31, 2021
	Carrying amount of the hedged item		Accumulated amount of fair value hedge adjustments on the hedged item included in the carrying amount of the hedged item		Line item in the statement of financial position in which the hedged item is included	Changing in fair value used for calculating hedge ineffectiveness	Cash flow hedge reserve (*)
	Assets	Liabilities	Assets	Liabilities
Fair value hedge
Interest rate risk
Debentures	—	2,366,724	—	53,160	Debentures	100,343	—
Foreign currency borrowing	—	35,694	—	—	Foreign currency borrowings	(17)	(17)
Cash flow hedge
Interest rate risk
Debentures	—	49,977	—	—	Debentures	(1,760)	281
Foreign currencies translation risk and interest rate risk
Debentures	—	556,607	—	—	Debentures	(53,832)	5,859
Foreign currencies translation risk
Debentures	—	212,715	—	—	Debentures	(7,609)	(305)

(*)	After tax amount

	December 31, 2022
	Carrying amount of the hedged item		Accumulated amount of fair value hedge adjustments on the hedged item included in the carrying amount of the hedged item		Line item in the statement of financial position in which the hedged item is included	Changing in fair value used for calculating hedge ineffectiveness	Cash flow hedge reserve (*)
	Assets	Liabilities	Assets	Liabilities
Fair value hedge
Interest rate risk
Debentures	—	3,076,983	—	(199,804)	Debentures	257,911	—
Cash flow hedge
Interest rate risk
Debentures	—	229,892	—	—	Debentures	(3,742)	2,531
Foreign currencies translation risk and interest rate risk
Debentures	—	342,019	—	—	Debentures	(23,296)	8,648
Foreign currencies translation risk
Debentures	—	752,901	—	—	Debentures	11,256	(24,600)
Hedges of net investment in foreign operations Exchange rate risk
Foreign operations net asset	—	1,095,442	—	—	Foreign operations net asset	28,553	(38,797)

(*)	After tax amount

F-1
60

(7)	Amounts recognized in profit or loss due to the ineffective portion of fair value hedges during the current period are as follows (Unit: Korean Won in millions):

		For the year ended December 31, 2020
		Hedge ineffectiveness recognized in profit or loss	Line item in the profit or loss that includes hedge ineffectiveness
Fair value hedge	Interest rate risk	(1,852)	Other net operating income (expense)

		For the year ended December 31, 2021
		Hedge ineffectiveness recognized in profit or loss	Line item in the profit or loss that includes hedge ineffectiveness
Fair value hedge	Interest rate risk	16,522	Other net operating income (expense)

		For the year ended December 31, 2022
		Hedge ineffectiveness recognized in profit or loss	Line item in the profit or loss that includes hedge ineffectiveness
Fair value hedge	Interest rate risk	10,146	Other net operating income (expense)

(8)	Reclassification of profit or loss from other comprehensive income and equity related to cash flow hedges are as follows (Unit: Korean Won in millions):

		For the year ended December 31, 2020
		Changes in the value of hedging instruments recognized in OCI	Hedge ineffectiveness recognized in profit or loss	Changes in the value of foreign basis spread recognized in OCI	Line item recognized in the profit or loss	Amounts reclassified from cash flow hedge reserve to profit or loss	Line item affected in profit or loss due to reclassification
Cash flow hedge	Interest rate risk	(122)	(74)	—	Other net operating income (expense)	—	Other net operating income (expense)
	Foreign currencies translation risk and interest rate risk	(68,270)	(1,049)	5,893	Other net operating income (expense)	64,762	Other net operating income (expense)
	Foreign currencies translation risk	(3,677)	(1,022)	320	Other net operating income (expense)	5,393	Other net operating income (expense)

F-1
61

		For the year ended December 31, 2021
		Changes in the value of hedging instruments recognized in OCI	Hedge ineffectiveness recognized in profit or loss	Changes in the value of foreign basis spread recognized in OCI	Line item recognized in the profit or loss	Amounts reclassified from cash flow hedge reserve to profit or loss	Line item affected in profit or loss due to reclassification
Cash flow hedge	Interest rate risk	1,641	256	—	Other net operating income (expense)	—	Other net operating income (expense)
	Foreign currencies translation risk and interest rate risk	60,394	169	(2,300)	Other net operating income (expense)	(52,126)	Other net operating income (expense)
	Foreign currencies translation risk	8,476	(258)	416	Other net operating income (expense)	(9,045)	Other net operating income (expense)

		For the year ended December 31, 2022
		Changes in the value of hedging instruments recognized in OCI	Hedge ineffectiveness recognized in profit or loss	Changes in the value of foreign basis spread recognized in OCI	Line item recognized in the profit or loss	Amounts reclassified from cash flow hedge reserve to profit or loss	Line item affected in profit or loss due to reclassification
Cash flow hedge	Interest rate risk	1,653	37	—	Other net operating income (expense)	220	Other net operating income (expense)
	Foreign currencies translation risk and interest rate risk	58,253	—	(1,721)	Other net operating income (expense)	(53,743)	Other net operating income (expense)
	Foreign currencies translation risk	(969)	—	2,046	Other net operating income (expense)	(16,111)	Other net operating income (expense)

(9)	The amounts recognized in profit or loss and other comprehensive income related to the hedging of net investments in foreign operations are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2022
		Profit or loss recognized in OCI	Hedge ineffectiveness recognized in profit or loss	Line item which recognized the hedge ineffectiveness
Hedges of net investment in foreign operation	Exchange rate risk	(38,797)	—	—

F-1
6
2

27. DEFERRED DAY 1 PROFITS OR LOSSES
Changes in deferred day 1 profits or losses are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2020	2021	2022
Beginning balance	52,259	6,939	29,111
New transactions	22,901	49,523	21,656
Amounts recognized in losses	(68,221)	(27,351)	(32,803)

Ending balance	6,939	29,111	17,964

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

28.	EQUITY

(1)	Details of equity as of December 31, 2021 and 2022 are as follows (Unit: Korean Won in millions):

	December 31, 2021	December 31, 2022
Capital
Common stock capital	3,640,303	3,640,303
Hybrid securities	2,294,381	3,112,449
Capital surplus
Paid in capital in excess of par	643,544	643,544
Others	38,841	38,841

Sub-total	682,385	682,385

Capital adjustments
Treasury stocks	(3,819)	(3,819)
Other adjustments (*1)	(1,747,242)	(1,780,367)

Sub-total	(1,751,061)	(1,784,186)

Accumulated other comprehensive income
Financial assets at FVTOCI	(162,522)	(645,731)
Changes in capital due to equity method	(138)	475
Gain (loss) on foreign currency translation of foreign operations	(63,781)	(24,202)
Gain (loss) on hedges of net investment in foreign operations	—	(20,701)
Remeasurements of defined benefit plan	(195,944)	55,235
Gain (loss) on valuation of cash flow hedge	5,553	(4,282)
Capital related to non-current assets held for sale	279	—

Sub-total	(416,553)	(639,206)

Retained earnings (*2) (*3)	21,347,472	23,750,152
Non-controlling interest (*4)	3,008,176	2,865,445

Total	28,805,103	31,627,342

(*1)
Included 178,060 million Won in capital transaction gains and losses recognized by Woori Bank and (formerly) Woori Financial Group in 2014 and 2,238,228 million Won due to the spin-off of Gyeongnam Bank and Gwangju Bank.

F-16
3

(*2)
The regulatory reserve for credit losses in retained earnings amounted to 2,568,367 million Won and 2,996,960 million Won and as of December 31, 2021 and 2022, respectively in accordance with the relevant article.

(*3)
The earned surplus reserve in retained earnings amounted to 122,370 million
W
on and 181,860 million
W
on as of December 31, 2021 and 2022 in accordance with the Article 53 of the Financial Holding Company Act.

(*4)
The hybrid securities issued by Woori Bank amounting to 2,555,166 million Won and 2,344,816 million Won as of December 31, 2021 and 2022, respectively, are recognized as non-controlling interests. 144,923 million Won and 113,995 million Won of dividends for the hybrid securities issued by Woori Bank are allocated to net profit and loss of the non-controlling interests for the years ended December 31, 2021 and 2022, respectively.

(2)	The number of authorized shares and others of the Group are as follows:

	December 31, 2021	December 31, 2022
Shares of common stock authorized	4,000,000,000 Shares	4,000,000,000 Shares
Par value	5,000 Won	5,000 Won
Shares of common stock issued	728,060,549 Shares	728,060,549 Shares
Capital stock	3,640,303 million Won	3,640,303 million Won

(3)	Hybrid securities
The bond-type hybrid securities classified as owner’s equity are as follows (Unit: Korean Won in millions):

	Issue date	Maturity	Interest rate (%)	December 31, 2021	December 31, 2022
Securities in local currency	2019-07-18	—	3.49	500,000	500,000
Securities in local currency	2019-10-11	—	3.32	500,000	500,000
Securities in local currency	2020-02-06	—	3.34	400,000	400,000
Securities in local currency	2020-06-12	—	3.23	300,000	300,000
Securities in local currency	2020-10-23	—	3.00	200,000	200,000
Securities in local currency	2021-04-08	—	3.15	200,000	200,000
Securities in local currency	2021-10-14	—	3.60	200,000	200,000
Securities in local currency	2022-02-17	—	4.10	—	300,000
Securities in local currency	2022-07-28	—	4.99	—	300,000
Securities in local currency	2022-10-25	—	5.97	—	220,000
Issuance cost				(5,619)	(7,551)

Total				2,294,381	3,112,449

The hybrid securities mentioned above do not have maturity date but are redeemable after 5 years from date of issuance.

F-16
4

(4)	Accumulated other comprehensive income
Changes in the accumulated other comprehensive income are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2020
	Beginning balance	Increase (decrease) (*)	Reclassification adjustments	Classified as held for sale	Income tax effect	Ending balance
Net gain (loss) on valuation of financial assets at FVTOCI	(71,914)	115,167	(30,643)	—	(22,443)	(9,833)
Changes in capital due to equity method	915	(3,171)	—	(1,691)	1,338	(2,609)
Gain (loss) on foreign currency translation of foreign operations	(152,987)	(152,486)	—	—	7,110	(298,363)
Remeasurement gain (loss) related to defined benefit plan	(270,977)	13,492	—	—	(3,710)	(261,195)
Gain (loss) on valuation of derivatives designated as cash flow hedges	(5,692)	4,568	—	—	(262)	(1,386)
Capital related to noncurrent assets held for sale	—	—	—	1,691	(465)	1,226

Total	(500,655)	(22,430)	(30,643)	—	(18,432)	(572,160)

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

F-16
5

	For the year ended December 31, 2022
	Beginning balance	Increase (decrease) (*)	Reclassification adjustments	Income tax effect	Ending balance
Net gain (loss) on valuation of financial assets at FVTOCI	(162,522)	(659,906)	21,498	155,199	(645,731)
Changes in capital due to equity method	(138)	6,563	—	(5,950)	475
Gain (loss) on foreign currency translation of foreign operations	(63,781)	33,368	—	6,211	(24,202)
Gain (loss) on hedges of net investment in foreign operations	—	(28,553)	—	7,852	(20,701)
Remeasurement gain (loss) related to defined benefit plan	(195,944)	346,553	—	(95,374)	55,235
Gain (loss) on valuation of cash flow hedge	5,553	(10,373)	(220)	758	(4,282)
Capital related to non-current assets held for sale	279	(385)	—	106	—

Total	(416,553)	(312,733)	21,278	68,802	(639,206)

(*)
The increase(decrease) of financial asset valuation profit or loss at fair value through other comprehensive income and non-current
assets held for sale are changes due to the period evaluation, and the reclassification adjustments amounting to (10,254) million Won and 279 million Won are due to disposal of equity securities and non-current
assets held for sale, respectively during the period.

(5)	Treasury stock
Details of treasury stocks are as follows (Unit: Shares, Korean Won in millions):

	December 31, 2021		December 31, 2022
	Number of shares	Carrying amount	Number of shares	Carrying amount
Beginning balance	2	—	343,991	3,819
Acquisition	343,989	3,819	—	—

Ending balance	343,991	3,819	343,991	3,819

29.	DIVIDENDS

(1)
Dividends per share and the total dividends for the fiscal year ending December 31, 2021 were 750 Won and 546,044 million Won, respectively, and the dividends were approved at the regular general shareholders’ meeting held on March 25, 2022 and were paid in April 2022.

(2)
On July 22, 2022, in accordance with a resolution of the Board of Directors, the Group declared the interim dividend of 150 Won per share (total dividend of 109,209 million Won) with June 30, 2022 as base date, and the dividends were paid in August 2022.

(3)
A dividend in respect of the year ended December 31, 2022, of 980
Won
per share, amounting to a total dividend of 713,497 million
W
on,

was approved by
shareholders at the annual general meeting on March 24, 2023. These financial statements do not include this dividend payable.

F-16
6

30. NET INTEREST INCOME

(1)	Interest income recognized is as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2020	2021	2022
Financial assets at FVTPL	48,612	45,803	106,698
Financial assets at FVTOCI	437,527	381,814	632,615
Financial assets at amortized cost
Loans and other financial assets at amortized cost
Interest on due from banks	53,586	46,600	244,331
Interest on loans	8,570,173	9,065,074	13,109,022
Interest of other receivables	30,967	30,538	46,637

Sub-total	8,654,726	9,142,212	13,399,990

Securities at amortized cost	382,988	324,920	515,246
Sub-total	9,037,714	9,467,132	13,915,236

Total	9,523,853	9,894,749	14,654,549

(2)	Details of interest expense recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2020	2021	2022
Interest on deposits due to customers	2,486,523	1,906,858	4,120,811
Interest on borrowings	269,985	219,994	598,185
Interest on debentures	722,551	727,093	1,036,191
Other interest expense	36,964	47,647	195,090
Interest on lease liabilities	9,318	7,436	7,693

Total	3,525,341	2,909,028	5,957,970

31.	NET FEES AND COMMISSIONS INCOME

(1)	Details of fees and commissions income recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2020	2021	2022
Fees and commission received for brokerage	162,653	182,794	185,545
Fees and commission received related to credit	195,391	197,125	189,856
Fees and commission received for electronic finance	125,107	131,941	130,712
Fees and commission received on foreign exchange handling	55,984	56,210	56,812
Fees and commission received on foreign exchange	69,017	73,894	96,713
Fees and commission received for guarantee	74,647	76,428	85,340
Fees and commission received on credit card	507,852	573,048	594,897
Fees and commission received on securities business	79,606	100,991	111,211
Fees and commission from trust management	160,564	216,203	266,447
Fees and commission received on credit information	13,254	10,220	10,190
Fees and commission received related to lease	84,164	374,900	572,563
Other fees	165,777	177,951	199,414

Total	1,694,016	2,171,705	2,499,700

F-16
7

(2)	Details of fees and commissions expense incurred are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2020	2021	2022
Fees and commissions paid	246,824	261,734	325,536
Credit card commission	424,316	425,796	446,885
Securities business commission	551	1,605	1,414
Others	8,286	11,795	15,695

Total	679,977	700,930	789,530

32. DIVIDEND INCOME

(1)	Details of dividend income recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2020	2021	2022
Dividend income related to financial assets at FVTPL	120,158	284,683	136,136
Dividend income related to financial assets at FVTOCI	18,385	24,528	23,846

Total	138,543	309,211	159,982

(2)	Details of dividends related to financial assets at FVTOCI are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2020	2021	2022
Dividend income recognized from assets held:
Equity securities	18,385	24,528	23,846
33. NET GAIN OR LOSS ON FINANCIAL INSTRUMENTS AT FAIR VALUE THROUGH PROFIT OR LOSS MANDATORILY MEASURED AT FAIR VALUE

(1)	Details of gains or losses related to net gain or loss on financial instruments at FVTPL are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2020	2021	2022
Gain on financial instruments at fair value through profit or loss measured at fair value	422,374	325,649	238,502
Gain (loss) on financial instruments at fair value through profit or loss designated as upon initial recognition	(665)	102	—

Total	421,709	325,751	238,502

F-16
8

(2) Details of net gain or loss on financial instruments at fair value through profit or loss measured at fair value and financial instruments held for trading are as follows (Unit: Korean Won in millions):

			For the years ended December 31
			2020	2021	2022
Financial assets at FVTPL	Securities	Gain on transactions and valuation	142,551	249,803	294,667
		Loss on transactions and valuation	(122,506)	(197,172)	(553,093)

		Sub-total	20,045	52,631	(258,426)

	Loans	Gain on transactions and valuation	15,299	24,674	24,005
		Loss on transactions and valuation	(8,087)	(6,770)	(2,219)

		Sub-total	7,212	17,904	21,786

	Other financial assets	Gain on transactions and valuation	10,902	17,034	21,602
		Loss on transactions and valuation	(10,257)	(12,370)	(12,314)

		Sub-total	645	4,664	9,288

	Sub-total		27,902	75,199	(227,352)

Derivatives (Held for trading)	Interest rates derivatives	Gain on transactions and valuation	1,727,585	2,020,004	5,216,543
		Loss on transactions and valuation	(1,998,824)	(1,746,752)	(3,625,834)

		Sub-total	(271,239)	273,252	1,590,709

	Currency derivatives	Gain on transactions and valuation	12,562,354	9,685,798	14,601,674
		Loss on transactions and valuation	(11,906,353)	(9,715,260)	(15,713,074)

		Sub-total	656,001	(29,462)	(1,111,400)

	Equity derivatives	Gain on transactions and valuation	1,835,497	1,754,671	2,836,843
		Loss on transactions and valuation	(1,825,372)	(1,744,294)	(2,850,334)

		Sub-total	10,125	10,377	(13,491)

	Other derivatives	Gain on transactions and valuation	—	64	49
		Loss on transactions and valuation	(415)	(3,781)	(13)

		Sub-total	(415)	(3,717)	36

	Sub-total		394,472	250,450	465,854

	Net, Total		422,374	325,649	238,502

9

(3)	Details of net gain (loss) on financial instruments at fair value through profit or loss designated as upon initial recognition are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2020	2021	2022
Gain (loss) on equity-linked securities	(665)	102	—
34. NET GAIN OR LOSS ON FINANCIAL ASSETS AT FVTOCI
Details of net gain or loss on financial assets at FVTOCI recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2020	2021	2022
Loss on redemption of securities	(57)	(23)	(7)
Gain (Loss) on transaction of securities	24,195	32,647	(21,491)

Total	24,138	32,624	(21,498)

35. REVERSAL OF (PROVISION FOR) IMPAIRMENT LOSSES DUE TO CREDIT LOSS
Reversal of (provision for) impairment losses due to credit loss are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2020	2021	2022
Reversal(provision) due to credit loss on financial assets measured at FVTOCI	(1,529)	(4,909)	827
Provision for impairment loss due to credit loss on securities at amortized cost	934	(664)	(3,151)
Provision for impairment loss due to credit loss on loan and other financial assets at amortized cost	(792,250)	(551,957)	(881,668)
Provision for(reversal of) provision on guarantee	18,348	10,701	(7,611)
Reversal of(provision for) unused loan commitment	(9,874)	9,991	6,332

Total	(784,371)	(536,838)	(885,271)

F-1
70

36. GENERAL AND ADMINISTRATIVE EXPENSES AND OTHER NET OPERATING INCOME (EXPENSES)

(1)	Details of general and administrative expenses recognized are as follows (Unit: Korean Won in millions):

			For the years ended December 31
			2020	2021	2022
Employee benefits	Short-term employee benefits	Salaries	1,638,341	1,775,018	1,980,363
		Employee fringe benefits	506,048	545,534	590,255
	Share based payment		7,495	17,774	9,632
	Retirement benefit service costs		178,455	181,797	169,303
	Termination		202,259	180,872	162,019

	Sub-total		2,532,598	2,700,995	2,911,572

Depreciation and amortization			520,969	524,154	521,827
Other general and administrative expenses	Rent		78,707	83,879	80,130
	Taxes and public dues		129,904	135,015	157,905
	Service charges		244,825	231,852	233,495
	Computer and IT related		108,810	117,875	127,186
	Telephone and communication		72,711	79,145	84,204
	Operating promotion		45,891	44,248	53,733
	Advertising		94,880	101,384	160,464
	Printing		6,954	6,449	6,799
	Traveling		7,263	7,449	10,716
	Supplies		12,127	7,642	8,309
	Insurance premium		10,805	10,692	20,670
	Maintenance		18,367	20,808	23,266
	Water, light, and heating		14,993	14,520	16,165
	Vehicle maintenance		10,225	11,590	14,831
	Others		46,152	49,714	98,618

	Sub-total		902,614	922,262	1,096,491

Total			3,956,181	4,147,411	4,529,890

(2)	Details of other operating income recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2020	2021	2022
Gain on transactions of foreign exchange	758,347	562,935	1,403,083
Gain related to derivatives (Designated for hedging)	67,395	61,271	71,179
Gain on fair value hedged items	9,646	106,253	257,910
Others	63,702	172,044	249,509

Total	899,090	902,503	1,981,681

F-1
71

(3)	Details of other operating expenses recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2020	2021	2022
Losses on transactions of foreign exchange	679,350	450,698	1,181,663
KDIC deposit insurance premium	371,054	406,276	423,834
Contribution to miscellaneous funds	327,911	367,961	402,057
Losses related to derivatives (Designated for hedging)	82,746	93,084	250,268
Losses on fair value hedged items	68,508	1,947	—
Others (*)	189,959	469,938	736,112

Total	1,719,528	1,789,904	2,993,934

(*)
Other expense includes 11,890 million Won, 13,963 million Won and 14,664 million Won for intangible asset amortization cost for the years ended December 31, 2020, 2021 and 2022 respectively. In addition, it includes 52,504 million Won, 250,971 million Won and 388,895 million Won for lease depreciation cost for the years ended December 31, 2020, 2021 and 2022, respectively.

(4)	Share-based payment
Details of performance condition share-based payment granted to executives as of December 31, 2021 and 2022 are as follows.

1)	Performance condition share-based payment

Subject to		Shares granted for the year 2019
Type of payment		Cash-settled
Vesting period		January 1, 2019 ~ December 31, 2022
Date of payment		2023-01-01
Fair value (*1)		12,406 Won
Valuation method		Black-Scholes Model
Expected dividend rate		5.05%
Expected maturity date		—
Number of shares remaining	As of December 31, 2021	602,474 shares
	As of December 31, 2022	602,474 shares
Number of shares granted (*2)	As of December 31, 2021	602,474 shares
	As of December 31, 2022	602,474 shares

Subject to		Shares granted for the year 2020
Type of payment		Cash-settled
Vesting period		January 1, 2020 ~ December 31, 2023
Date of payment		2024-01-01
Fair value (*1)		11,796 Won
Valuation method		Black-Scholes Model
Expected dividend rate		5.05%
Expected maturity date		1 year
Number of shares remaining	As of December 31, 2021	944,343 shares
	As of December 31, 2022	944,343 shares
Number of shares granted (*2)	As of December 31, 2021	944,343 shares
	As of December 31, 2022	944,343 shares

Subject to		Shares granted for the year 2021

F-1
72

Type of payment		Cash-settled
Vesting period		January 1, 2021 ~ December 31, 2024
Date of payment		2025-01-01
Fair value (*1)		11,215 Won
Valuation method		Black-Scholes Model
Expected dividend rate		5.05%
Expected maturity date		2 years
Number of shares remaining	As of December 31, 2021	1,105,515 shares
	As of December 31, 2022	1,105,515 shares
Number of shares granted (*2)	As of December 31, 2021	1,105,515 shares
	As of December 31, 2022	1,105,515 shares

Subject to		Shares granted for the year 2022
Type of payment		Cash-settled
Vesting period		January 1, 2022 ~ December 31, 2025
Date of payment		2026-01-01
Fair value (*1)		10,662 Won
Valuation method		Black-Scholes Model
Expected dividend rate		5.05%
Expected maturity date		3 years
Number of shares remaining	As of December 31, 2021	—
	As of December 31, 2022	968,119 shares
Number of shares granted (*2)	As of December 31, 2021	—
	As of December 31, 2022	968,119 shares

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
loan ratio, and job performance.

2)
The Group accounts for performance condition share-based payments according to the cash-settled method and the fair value of the liabilities is reflected in the compensation costs by re-measuring
every closing period. As of December 31, 2021 and 2022, the carrying amount of the liabilities related to the performance condition share-based payments recognized by the Group amounts to 31,597 million
W
on and 41,334 million
W
on, respectively, including the carrying amount of liabilities related to key management of 13,319 million
W
on and 17,494 million
W
on, respectively.

F-17
3

37.
NON-OPERATING
INCOME (EXPENSES)

(1)	Details of gains or losses on valuation of investments in joint ventures and associates are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2020	2021	2022
Gains on valuation of investments in joint ventures and associates	125,602	80,268	98,858
Reversal of impairment losses of investments in joint ventures and associates	—	1,744	—
Losses on valuation of investments in joint ventures and associates	(23,283)	(7,405)	(11,134)
Impairment losses of investments in joint ventures and associates	(1,242)	(12,411)	(17,728)

Total	101,077	62,196	69,996

(2)	Details of other non-operating income and expenses recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2020	2021	2022
Other non-operating incomes	133,195	188,129	158,778
Other non-operating expenses	(313,415)	(223,029)	(111,728)

Total	(180,220)	(34,900)	47,050

(3)	Details of other non-operating income recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2020	2021	2022
Rental fee income	15,190	15,056	22,798
Gains on disposal of investments in joint ventures and associates	3,470	70,834	599
Gains on disposal of premises and equipment, intangible assets and other assets	9,715	51,083	55,852
Reversal of impairment loss of premises and equipment, intangible assets and other assets	172	166	310
Others (*)	104,648	50,990	79,219

Total	133,195	188,129	158,778

(*)	Others include 67,427 million Won of profit from bargain purchase and 46,536 million Won of other special gain related to other provisions for the years ended December 31, 2020 and 2022, respectively.

F-17
4

(4)	Details of other non-operating expenses recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2020	2021	2022
Depreciation on investment properties	2,689	2,809	3,925
Operating expenses on investment properties	762	1,174	1,448
Losses on disposal of investment in joint ventures and associates	—	174	3,690
Losses on disposal of premises and equipment, intangible assets and other assets	2,717	3,354	3,177
Impairment losses of premises and equipment, intangible assets and other assets	8,763	656	260
Donation	44,504	39,335	50,547
Others (*)	253,980	175,527	48,681

Total	313,415	223,029	111,728

(*)
Others include 224,427 million
W
on and 75,921
million Won of other extraordinary losses related to other provisions for the years ended December 31, 2020 and 2021, respectively. And they include
 62,196
million Won of other extraordinary loss related to embezzlement accidents for the years ended December 31, 2021. Also, they include
 18,458
million Won of other extraordinary loss related to other provisions for the year ended December 31, 2022.

38. INCOME TAX EXPENSE

(1)	Details of income tax expenses are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2020	2021	2022
Current tax expense
Current tax expense with respect to the current period	501,223	884,843	1,332,636
Adjustments recognized in the current period in relation to the tax expense of prior periods	4,914	2,074	(13,982)
Income tax expense directly attributable to other equity	—	—	7,852

Sub-total	506,137	886,917	1,326,506

Deferred tax expense
Change in deferred tax assets (liabilities) due to temporary differences	(1,702)	15,672	(217,805)
Income tax expense (income) directly attributable to equity	(18,433)	22,177	68,802
Others	—	—	993

Sub-total	(20,135)	37,849	(148,010)

Income tax expense	486,002	924,766	1,178,496

F-17
5

(2)	Income tax expense reconciled to net income before income tax expense is as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2020	2021	2022
Net income before income tax expense	2,001,251	3,687,045	4,547,570
Tax calculated at statutory tax rate (*)	514,456	942,991	1,171,389
Adjustments:
Effect of income that is exempt from taxation	(42,440)	(41,335)	(73,488)
Effect of expenses that are not deductible in determining taxable income	19,451	18,933	26,793
Adjustments recognized in the current period in relation to the current tax of prior periods	4,914	3,078	(14,088)
Others	(10,379)	1,099	67,890

Sub-total	(28,454)	(18,225)	7,107

Income tax expense	486,002	924,766	1,178,496

Effective tax rate	24.30%	25.10%	25.90%

(*)	The applicable income tax rate: % up to 200 million Won in tax basis, 22% over 200 million Won to 20 billion Won, 24.2% over 20 billion Won to 300 billion Won and 27.5% over 300 billion Won.

(3)	Changes in deferred tax assets and liabilities for the years ended December 31, 2020, 2021 and 2022, are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2020
	Beginning balance	Business combination	Recognized as income (expense)	Recognized as other comprehensive income (expense)	Ending Balance
Gain (loss) on financial assets	278,352	2,243	19,121	(23,221)	276,495
Gain on valuation using the equity method of accounting	10,713	—	21,499	1,385	33,597
Gain (loss) on valuation of derivatives	(75,412)	675	(67,423)	(192)	(142,352)
Accrued income	(66,384)	(4,392)	4,548	—	(66,228)
Provision for loan losses	(52,711)	2,201	4,015	—	(46,495)
Loan and receivables written off	6,893	—	1,328	—	8,221
Loan origination costs and fees	(162,442)	(14,131)	6,377	—	(170,196)
Defined benefit liability	396,302	7,923	41,186	(3,404)	442,007
Deposits with employee retirement insurance trust	(381,776)	(6,369)	(36,858)	97	(424,906)
Provision for guarantee	7,915	3,441	(1,871)	—	9,485
Other provision	88,456	—	(3,283)	—	85,173
Others (*)	(144,684)	(12,678)	31,494	6,904	(118,964)

Net deferred tax assets	(94,778)	(21,087)	20,133	(18,431)	(114,163)

(*)	Among the deferred tax assets and liabilities classified as ‘Others,’ the deferred tax asset arising from unused tax losses amounts to 24,059 million Won.

F-17
6

	For the year ended December 31, 2021
	Beginning balance	Recognized as income (expense)	Recognized as other comprehensive income (expense)	Ending Balance
Gain (loss) on financial assets	276,495	(57,187)	54,048	273,356
Gain on valuation using the equity method of accounting	33,597	(17,282)	(1,055)	15,260
Gain (loss) on valuation of derivatives	(142,352)	(6,755)	(698)	(149,805)
Accrued income	(66,228)	(16,254)	—	(82,482)
Provision for loan losses	(46,495)	11,870	—	(34,625)
Loan and receivables written off	8,221	23	—	8,244
Loan origination costs and fees	(170,196)	(24,267)	—	(194,463)
Defined benefit liability	442,007	32,890	(25,282)	449,615
Deposits with employee retirement insurance trust	(424,906)	(7,291)	196	(432,001)
Provision for guarantee	9,485	(2,061)	—	7,424
Other provision	85,173	15,398	—	100,571
Others (*)	(118,964)	24,193	(5,032)	(99,803)

Net deferred tax assets	(114,163)	(46,723)	22,177	(138,709)

(*)	Among the deferred tax assets and liabilities classified as ‘Others,’ the deferred tax asset arising from unused tax losses amounts to 8,838 million Won.

	For the year ended December 31, 2022
	Beginning balance	Business combination	Recognized as income (expense)	Recognized as other comprehensive income (expense)	Ending Balance
Gain (loss) on financial assets	273,356	—	(55,410)	155,199	373,145
Gain on valuation using the equity method of accounting	15,260	—	11,139	(5,844)	20,555
Gain (loss) on valuation of derivatives	(149,805)	—	159,664	758	10,617
Accrued income	(82,482)	—	(7,848)	—	(90,330)
Provision for loan losses	(34,625)	—	14,520	—	(20,105)
Loan and receivables written off	8,244	—	(318)	—	7,926
Loan origination costs and fees	(194,463)	—	25,370	—	(169,093)
Defined benefit liability	449,615	—	15,760	(95,590)	369,785
Deposits with employee retirement insurance trust	(432,001)	—	(18,437)	216	(450,222)
Provision for guarantee	7,424	—	904	—	8,328
Other provision	100,571	—	(13,342)	—	87,229
Others (*)	(99,803)	(1,473)	16,878	14,063	(70,335)

Net deferred tax assets	(138,709)	(1,473)	148,880	68,802	77,500

(*)	Among the deferred tax assets and liabilities classified as ‘Others,’ the deferred tax asset arising from unused tax losses amounts to 3,536 million Won.

F-17
7

(4)	Unrealizable temporary differences are as follows (Unit: Korean Won in millions):

	December 31, 2021	December 31, 2022
Deductible temporary differences	303,067	330,376
Tax loss carry forward	63,908	49,405
Taxable temporary differences	(8,025,672)	(8,898,834)

Total	(7,658,697)	(8,519,053)

No deferred income tax asset has been recognized for the deductible temporary difference of 325,601 million
W
on associated with investments in subsidiaries as of December 31, 2022, because it is not probable that the temporary differences will be reversed in the foreseeable future 4,775 million
W
on associated with others, respectively, as of December 31, 2022, due to the uncertainty that these will be realized in the future.
No deferred income tax liability has been recognized for the taxable temporary difference of 8,898,835 million
W
on associated with investment in subsidiaries as of December 31, 2022, due to the following reasons:

•	The Group is able to control the timing of the reversal of the temporary difference.

•	It is probable that the temporary difference will not be reversed in the foreseeable future.
As of December 31, 2022, the expected extinctive date of tax loss carry forward that are not recognized as deferred tax assets are as follows (Unit: Korean Won in millions):

	1 year or less	1 –2 years	2 –3 years	More than 3 years
Tax loss carry forward	36,967	10,828	—	1,610

(5)	Details of accumulated deferred tax charged directly to other equity are as follows (Unit: Korean Won in millions):

	December 31, 2021	December 31, 2022
Gain on valuation of financial assets at FVTOCI	58,677	213,876
Gain on valuation of equity method investments	2,078	(3,766)
Gain on foreign currency translation of foreign operations	5,689	9,938
Gain on valuation of hedge accounting of the net investment in foreign operations	—	9,815
Remeasurements of the net defined benefit liability	74,790	(20,584)
Gain on derivatives designated as cash flow hedge	(843)	(86)

Total	140,391	209,193

(6)	Current tax assets and liabilities are as follows (Unit: Korean Won in millions):

	December 31, 2021	December 31, 2022
Current tax assets	22,598	53,274
Current tax liabilities	584,491	843,555

F-17
8

39. EARNINGS PER SHARE (“EPS”)

(1)
Basic EPS is calculated by dividing net income attributable to common shareholders by weighted-average number of common shares outstanding (Unit: Korean Won in millions, except for EPS and number of shares):

	For the years ended December 31
	2020	2021	2022
Net income attributable to common shareholders	1,307,266	2,542,844	3,186,772
Dividends to hybrid securities	(48,915)	(66,250)	(91,756)
Net income attributable to common shareholders	1,258,351	2,476,594	3,095,016
Weighted average number of common shares outstanding (Unit: million shares)	722	724	728
Basic EPS (Unit: Korean Won)	1,742	3,419	4,251

(2)	The weighted average number of common shares outstanding is as follows (Unit: number of shares, days):

	For the year ended December 31, 2021
	Period	Number of shares	Dates (Unit: Day)	Accumulated number of shares outstanding during period
Common shares issued at the beginning of the period	2021-01-01 ~ 2021-12-31	722,267,683	365	263,627,704,295
Treasury stocks	2021-01-01 ~ 2021-12-31	(2)	365	(730)
Issuance of new shares (comprehensive share exchange)	2021-08-10 ~ 2021-12-31	5,792,866	144	834,172,704
Acquisition of treasury stocks	2021-08-10 ~ 2021-12-31	(343,989)	144	(49,534,416)

Sub-total (①)				264,412,341,853

Weighted average number of common shares outstanding (②=(①/365)				724,417,375

	For the year ended December 31, 2022
	Period	Number of shares	Dates (Unit: Day)	Accumulated number of shares outstanding during period
Common shares issued at the beginning of the period	2022-01-01 ~ 2022-12-31	728,060,549	365	265,742,100,385
Treasury stocks	2022-01-01 ~ 2022-12-31	(343,991)	365	(125,556,715)

Sub-total (①)				265,616,543,670

Weighted average number of common shares outstanding (②=(①/365)				727,716,558

Diluted EPS is equal to basic EPS because there is no dilution effect for the years ended December 31, 2021 and 2022.

9

40. CONTINGENT LIABILITIES AND COMMITMENTS

(1)	Details of guarantees are as follows (Unit: Korean Won in millions):

	December 31, 2021	December 31, 2022
Confirmed guarantees
Guarantee for loans	38,897	39,684
Acceptances	622,758	501,921
Guarantees in acceptances of imported goods	111,195	97,920
Other confirmed guarantees	7,215,557	6,847,713

Sub-total	7,988,407	7,487,238

Unconfirmed guarantees
Local letters of credit	243,072	150,075
Letters of credit	3,186,513	3,014,228
Other unconfirmed guarantees	778,088	1,144,498

Sub-total	4,207,673	4,308,801

Commercial paper purchase commitments and others	791,729	125,547

Total	12,987,809	11,921,586

(*)	Includes financial guarantees of 3,960,383 million Won and 3,095,091 million Won as of December 31, 2021 and December 31, 2022, respectively.

(2)	Details of unused loan commitments and others are as follows (Unit: Korean Won in millions):

	December 31, 2021	December 31, 2022
Loan commitments	114,414,462	118,172,070
Other commitments (*)	5,652,557	7,107,828

(*)
As of December 31, 2021 and 2022, the amount of unsecured bills (purchase note sales) and discounts on electronic short-term bond sales (purchase) are 2,225,226 million Won and 2,505,399 million Won, respectively.

(3)	Litigation case
Litigation case that the key Group is a defendant in a lawsuit pending (excluding fraud lawsuits and those lawsuits that are filed only to extend the statute of limitation, etc.) are 475 cases (litigation value of 578,505 million
W
on) and 531 cases (litigation value of 577,128 million
W
on) as of December 31, 2021 and 2022 respectively, and provisions for litigations are 24,823 million
W
on and 33,877 million
W
on.

(4)	Other commitments

1)
The Group decided to enter into a stock sales agreement with a major shareholder of Woori Asset Trust Co., Ltd. (formerly, Kukje Asset Trust Co., Ltd.) to acquire 44.5% of interest (58.6% of voting rights) in July 2019, and to acquire additional 21.3% of interest (28.0% of voting rights) after a certain period. As a result, the Group acquired the interest of the first sales agreement in December 2019 and acquired the second transaction stake on March 31, 2023. In regard to this acquisition, the Group recognized 174,780 million Won as other financial liabilities for the second sales agreement.

2)
As of December 31, 2022, Woori Asset Trust Co., Ltd., a subsidiary, has agreed to carry out construction completion obligations for 87 constructions, which includes the construction of residential and commercial complexes in Busan
(U-dong,
Haeundae-gu).
Land Trust responsible for Construction

F-1
8
0

and Management is a trust that bears the obligation to fulfill the responsibility of the constructor and to compensate the loan financial institution for damages if the Group fails to fulfill the construction completion obligation. As of December 31, 2022, the total PF loan amount of PF loan institutions invested in the project of the Land Trust responsible for Construction and Management is 3,607,592 million Won. Although additional losses may occur in relation to the construction completion obligations, the financial statements as of December 31, 2022 do not reflect these effects since losses are unlikely and the amount cannot be estimated reliably.

3)
Pursuant to some contracts related to asset securitization, the Group utilizes various prerequisites as triggering events causing early redemption, limiting risks that investors bear due to change in asset quality. Breach of such triggering clause leads to an early redemption of the securitized bonds.

4)
As of December 31, 2022, Woori Asset Trust Co., Ltd, a subsidiary, is able to borrow part of its total business expense related to its 13 development trust contracts including Boutique Terrace Haeundae Hotel from trust accounts, and the maximum amount of additional loan amount (unused loan commitment) is 52,783 million Won. In relation to those projects, the Group’s trust accounts loan is not unconditional payment obligation, and it would be judged by considering all related matters such as its own account and the fund balance plan for each trust project
s
.

41.	RELATED PARTY TRANSACTIONS
Related parties of the Group as of December 31, 2021 and 2022, and assets and liabilities recognized, guarantees and commitments, major transactions with related parties and compensation to key management for the years ended December 31, 2021 and 2022 are as follows. Please refer to Note 13 for the details of joint ventures and associates.

(1)	Assets and liabilities from transactions with related parties are as follows (Unit: Korean Won in millions):

Related parties		Account title	December 31, 2021	December 31, 2022
Associates	W Service Networks Co., Ltd.	Loans	20	120
		Deposits due to customers	2,832	3,298
		Accrued expenses	6	7
		Other liabilities	425	109

	Korea Credit Bureau Co., Ltd.	Loans	2	2
		Deposits due to customers	1,557	4,450
		Other liabilities	—	40

	Korea Finance Security Co., Ltd.	Loans	3,425	3,433
		Loss allowance	(6)	(46)
		Deposits due to customers	1,887	1,764
		Other liabilities	2	6

	LOTTE CARD Co. Ltd.	Loans	3,750	50,000
		Account receivables	—	16
		Loss allowance	(39)	(30)
		Other assets	10	—
		Deposits due to customers	13,482	35,986
		Other liabilities	91	74

	K BANK Co., Ltd.	Loans	99	3
		Account receivables	29	31
		Other liabilities	84,935	108,156

F-1
81

Related parties	Account title	December 31, 2021	December 31, 2022

Others (*1)	Loans	73,940	68,660
	Loss allowance	(124)	(34)
	Other assets	739	768
	Deposits due to customers	1,063	3,622
	Other liabilities	3	119

(*1)
Others include IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership, Woori Growth Partnerships New Technology Private Equity Fund, Partner One Value Up I Private Equity Fund, and etc., as of December 31, 2021 and 2022.

(2)	Gain or loss from transactions with related parties are as follows (Unit: Korean Won in millions):

			For the years ended December 31
Related parties		Account title	2020	2021	2022
Associates	W Service Network Co., Ltd.	Other income	32	30	—
		Interest expenses	13	7	14
		Fees expenses	525	612	543
		Reversal of allowance for credit losses	(4)	—	—
		Other expenses	2,174	1,878	1,907
	Korea Credit Bureau Co., Ltd.	Interest expenses	5	4	40
		Fees expenses	3,155	3,503	3,730
		Other expenses	—	68	139
	Korea Finance Security Co., Ltd.	Interest income	70	80	141
		Interest expenses	3	2	3
		Provision of allowance for credit losses	3	1	44
		Other expenses	100	92	52
	Chin Hung International Inc.	Interest expenses	19	—	—
		Reversal of allowance for credit losses	(145)	—	—
	LOTTE CARD Co., Ltd.	Interest income	311	196	83
		Fees income	2,748	10,248	7,701
		Interest expenses	68	462	1,902
		Provision (Reversal) of allowance for credit losses	171	(59)	(27)
	K BANK Co., Ltd.	Fees income	1,763	1,952	698
		Fees expenses	—	636	937
	Well to Sea No.3 Private Equity Fund	Interest income	1,883	—	—
		Interest expenses	5	—	—
		Reversal of allowance for credit loss	(55)	—	—
	Others (*1)	Interest income	—	679	713
		Fees income	2,677	5,546	7,138
		Dividends income	52	—	—
		Other income	16	—	—
		Interest expenses	28	17	10
		Provision of allowance for credit loss	—	2	92
		Provision of impairment losses due to credit loss	—	—	1

(*1)	Others include Woori Growth Partnerships New Technology Private Equity Fund, Partner One Value Up I Private Equity Fund, and etc., as of December 31, 2020, 2021 and 2022.

F-1
82

(3)	Major loan transactions with related parties for the years ended December 31, 2020, 2021 and 2022 are as follows (Unit: Korean Won in millions):

		For the year ended December 31, 2020
Related parties		Beginning balance	Loan	Collection	Ending balance (*)
Associates	W Service Network Co., Ltd.	23	337	339	21
	Korea Credit Bureau Co., Ltd.	3	17	19	1
	Korea Finance Security Co., Ltd.	1,860	2,133	553	3,440
	LOTTE CARD Co., Ltd.	7,500	—	—	7,500
	K BANK Co., Ltd.	141	1,942	1,979	104
	Well to Sea No. 3 Private Equity Fund	4,490	—	4,490	—

(*)	Payments that occurred for business reasons among related parties are excluded and net increase or decrease was used for limited credit loan

		For the year ended December 31, 2021
Related parties		Beginning balance	Loan	Collection	Others	Ending balance (*)
Associates	W Service Network Co., Ltd.	21	248	249	—	20
	Korea Credit Bureau Co., Ltd.	1	11	10	—	2
	Korea Finance Security Co., Ltd.	3,440	333	348	—	3,425
	LOTTE CARD Co., Ltd.	7,500	—	3,750	—	3,750
	K BANK Co., Ltd.	104	1,769	1,774	—	99
	Godo Kaisha Oceanos 1	44,036	—	—	(1,003)	43,033
	Woori Zip 1	—	13,121	—	(346)	12,775
	Woori Zip 2	—	18,624	—	(492)	18,132

(*)	Payments that occurred for business reasons among related parties are excluded and net increase or decrease was used for limited credit loan.

		For the year ended December 31, 2022
Related parties		Beginning balance	Loan	Collection	Others	Ending balance (*)
Associates	W Service Network Co., Ltd.	20	352	252	—	120
	Korea Credit Bureau Co., Ltd.	2	15	15	—	2
	Korea Finance Security Co., Ltd.	3,425	2,407	2,399	—	3,433
	LOTTE CARD Co., Ltd.	3,750	50,000	3,750	—	50,000
	K BANK Co., Ltd.	99	315	411	—	3
	Godo Kaisha Oceanos 1	43,033	41,467	43,033	(1,653)	39,814
	Woori Zip 1	12,775	—	—	(956)	11,819
	Woori Zip 2	18,132	—	—	(1,356)	16,776
	Central Network Solutions Co., Ltd.	—	251	—	—	251

(*)	Payments that occurred for business reasons among related parties are excluded and net increase or decrease was used for limited credit loan.

F-18
3

(4)	Details of changes in major deposits due to customers with related parties for the years ended December 31, 2020, 2021 and 2022 are as follows (Unit: Korean Won in millions):

		For the year ended December 31, 2020
Related parties		Beginning balance	Increase	Decrease	Ending balance (*)
Associates	W Service Networks Co., Ltd	1,180	1,180	1,180	1,180
	Chin Hung International Inc	400	—	400	—
	Partner One Value Up I Private Equity Fund	1,150	1,737	2,024	863
	Korea Credit Bureau Co., Ltd.	—	1,000	—	1,000

(*) Details of payment between related parties, demand deposit due to customers and etc. are excluded.

		For the year ended December 31, 2021
Related parties		Beginning balance	Increase	Decrease	Ending balance (*)
Associates	W Service Networks Co., Ltd	1,180	1,180	1,180	1,180
	Partner One Value Up I Private Equity Fund	863	637	1,171	329
	Korea Credit Bureau Co., Ltd.	1,000	—	1,000	—

(*)	Details of payment between related parties, demand deposit due to customers and etc. are excluded.

		For the year ended December 31, 2022
Related parties		Beginning balance	Increase	Decrease	Ending balance (*)
Associates	W Service Networks Co., Ltd	1,180	1,200	1,180	1,200
	Partner One Value Up I Private Equity Fund	329	550	779	100
	Korea Credit Bureau Co., Ltd.	—	3,000	—	3,000

(*)	Details of payment between related parties, demand deposit due to customers and etc. are excluded.

(5)	There are no major borrowing transactions with related parties for the years ended December 31, 2021 and 2022.

(6)	Guarantees provided to the related parties are as follows (Unit: Korean Won in millions):

Warrantee	December 31, 2021	December 31, 2022	Warranty
Korea Finance Security Co., Ltd.	835	627	Unused loan commitment
Korea Credit Bureau Co., Ltd.	33	33	Unused loan commitment
W Service Network Co., Ltd.	180	60	Unused loan commitment
K BANK Co., Ltd.	201	297	Unused loan commitment
LOTTE CARD Co. Ltd.	500,000	450,000	Unused loan commitment
D-Custody Co., Ltd.	—	10	Unused loan commitment
As of December 31, 2021 and 2022, the recognized payment guarantee provisions are 93 million
W
on and 80 million
W
on, respectively, in relation to the guarantees provided to the related parties above.

F-18
4

(7)	Amount of commitments with the related parties

Warrantee	December 31, 2021	December 31, 2022	Warranty
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership	4,664	4,664	Securities purchase commitment
WooriG Senior Loan General Type Private Investment Trust No.1	14,284	—	Securities purchase commitment
Woori Seoul Beltway Private Special Asset Fund No.1	39,458	37,146	Securities purchase commitment
Woori-Q Corporate Restructuring Private Equity Fund	11,109	12,555	Securities purchase commitment
Union Technology Finance Investment Association	2,250	—	Securities purchase commitment
Genesis Eco No.1 Private Equity Fund	195	—	Securities purchase commitment
Genesis Environmental Energy Company 1st Private Equity Fund	916	—	Securities purchase commitment
JC Assurance No.2 Private Equity Fund	1,351	1,351	Securities purchase commitment
Crevisse Raim Impact 1st Startup Venture Specialist Private Equity Fund	425	325	Securities purchase commitment
WooriG Oncorp Corporate support of Major Industry General Type Private Investment Trust (Type 2)	669	39	Securities purchase commitment
BTS 2nd Private Equity Fund	—	6,974	Securities purchase commitment
STASSETS FUND III	—	13,500	Securities purchase commitment
Together Korea Government Private Securities Investment Trust No.3	—	990,000	Securities purchase commitment

(8)	Major investment and Recovery transactions
The details of major investment and recovery transactions with related parties for the year ended December 31, 2021 and 2022 are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2021
Related parties	Investment and others (*)	Recovery and others (*)
Woori China Mainland Stock Securities Investment Trust	—	568
Woori Long-term government bond securities Investment Trust No.1	2,000	—
Woori New MMF No.3	—	20,105
Woori Multi-Return Securities Investment Trust 1	8,000	—
Woori Multi-Return Securities Investment Trust 2 (Balanced Bond)	8,000	—
Woori Short term Plus Securities Investment Trust	200	—
Woori Smart New Deal 30 Target Conversion Securities Investment trust No.3	200	—
Woori Smart Balance Securities Investment Trust (Stock)	500	—
Woori ACE Public Offering stock Alpha Securities Investment Trust (Bond Mixed)	200	—
WooriG Oncorp Corporate support of Major Industry General Type Private Investment Trust (Type 2)	831	—
WooriG Public Offering stock 10 securities Investment Trust [Bond mixed] C(F)	—	1,064
WooriG IGIS Securities Investment Trust [Bond] C(F)	—	1,306

(*)	Investment and recovery transactions of associates are described in Note 13.(2)

F-18
5

	For the year ended December 31, 2022
Related parties	Investment and others (*)	Recovery and others (*)
Woori High Plus Short-term High Graded ESG Bond Sec Feeder Inv Trust 1	—	21,606
Woori High Plus Bond Sec Feeder Inv Trust 3(USD)	—	1,052
Woori BANKPLUS IPO 10 FEEDER FUND 2(BALANCED BOND)	200	—
Woori Two-year Bond Securities Investment Trust 2(Bond)	—	213
Woori China Mainland Stock Securities Investment Trust H(Securities)	—	443
Woori Long-term government bond securities Investment Trust No.1	—	1,951
Woori Republic of Korea Treasury Bond Active ETF(Bond)	3,000	—
Woori K-New Opening Target Return Securities Investment Trust(Equity)	200	—
Woori 2023 Maturity Securities Investment Trust(Bond)	200	—
Woori 2024 Maturity Securities Investment Trust 1(Bond)	200	—
Woori BIG SATISFACTION SHINJONG MMF 3RD	320,000	—
Woori MULTI RETURN PRIVATE EQUITY 1	—	8,559
Woori 2024 December Maturity Securities Investment Trust 1(Bond)	200	—
Woori Two-year Bond Securities Investment Trust 3(Bond)	—	209
Woori G Oncorp Corporate support of Major Industry General Type Private Investment Trust (Type 2)	630	—

(*)	Investment and recovery transactions of associates are described in Note 13.(2)

(9)	Compensation for key management is as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2020	2021	2022
Short-term employee salaries	22,778	20,742	21,990
Retirement benefit service costs	910	815	937
Share-based compensation	3,519	6,970	4,234

Total	27,207	28,527	27,161

Key management includes executives and directors of Woori Financial Group and major subsidiaries, and also includes CEO of other subsidiaries. Outstanding assets from transactions with key management amount to 3,821 million
W
on and 3,620 million
W
on, as of December 31, 2021 and 2022 respectively and with respect to the assets, the Group has not recognized any allowance nor related impairment loss due to credit losses. Also, liabilities from transaction with key management amount to 11,542 million
W
on and 12,660 million
W
on, respectively, as of December 31, 2021 and 2022.

F-18
6

42.	LEASES

(1)	Lessor

1)	Finance lease

①	The total investment in finance lease and the present value of the minimum lease payments to be recovered are as follows (Unit: Korean Won in millions):

	December 31, 2021
	Total investment in lease	Net investment in lease
Within one year	70,740	69,030
After one year but within two years	133,398	124,904
After two years but within three years	239,895	218,911
After three years but within four years	367,991	331,685
After four years but within five years	486,490	429,034
After five years	2	1

Total	1,298,516	1,173,565

	December 31, 2022
	Total investment in lease	Net investment in lease
Within one year	160,181	146,749
After one year but within two years	231,075	215,497
After two years but within three years	366,599	338,709
After three years but within four years	501,034	452,099
After four years but within five years	368,420	314,696
After five years	19	18

Total	1,627,328	1,467,768

②	The unrealized interest income of the finance lease is as follows (Unit: Korean Won in millions):

	December 31, 2021	December 31, 2022
Total investment in lease	1,298,516	1,627,328
Net investment in lease	1,173,565	1,467,768
Present value of minimum lease payments	1,173,565	1,467,768
Present value of unguaranteed residual value	—	—

Unearned interest income	124,951	159,560

2)	Operating lease

①	The details of operating lease assets are as follows (Unit: Korean Won in millions):

	December 31, 2021	December 31, 2022
Prepaid lease assets	4,579	3,121
Operating lease assets
Acquisition cost	2,299,968	3,320,275
Accumulated depreciation	(521,660)	(729,818)
Net carrying value	1,778,308	2,590,457

Total	1,782,887	2,593,578

F-18
7

②
The details of changes in operating lease assets as of December 31, 2022 are as follows and there is no details of changes in operating lease assets as of December 31, 2021 (Unit: Korean Won in millions)

	December 31, 2021	December 31, 2022
Beginning balance	1,116,175	1,778,308
Acquisition	984,093	1,321,251
Disposal	(93,138)	(138,189)
Depreciation	(250,971)	(388,895)
Others	22,149	17,982

Ending balance	1,778,308	2,590,457

③	The future lease payments to be received under the lease contracts are as follows (Unit: Korean Won in millions):

	December 31, 2021	December 31, 2022
Within one year	377,153	567,998
After one year but within two years	347,539	526,899
After two years but within three years	262,176	420,244
After three years but within four years	170,391	275,080
After four years but within five years	79,555	86,606

Total	1,236,814	1,876,827

④	There is no adjusted lease payments recognized as profit or loss for the years ended December 31, 2021 and 2022.

(2)	Lessee

1)	The future lease payments under the lease contracts are as follows (Unit: Korean Won in millions):

	December 31, 2021	December 31, 2022
Lease payments
Within one year	151,259	170,781
After one year but within five years	155,707	152,145
After five years	38,275	33,007

Total	345,241	355,933

2)	Total cash outflows from lease are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2021	2022
Total cash outflows from lease	180,884	192,540

3)
Details of lease payments that are not included in the measurement of lease liabilities due to the fact that they are short-term leases or leases for which the underlying asset is low value are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2021	2022
Lease payments for short-term leases	1,598	1,469
Lease payments for which the underlying asset is of low value	1,488	1,316

Total	3,086	2,785

8

Variable lease payments that were not included in the measurement of lease liabilities for the years ended December 31, 2022 were 5,470 million Won.

(3)
The Group uses a practical expedient that does not assess whether it is a lease change to the rend discount incurred directly as a result of
COVID-19.
Accordingly, the amount recognized in profit or loss during the reporting period is 15,880 million
W
on, to reflect changes in lease payments arising from the rent concession.

43.	BUSINESS COMBINATION
The Group acquired 2,193,552,006 shares, equivalent to 82.03% of the total issued shares of PT Batavia Prosperindo Finance Tbk, an Indonesian listed company, of 2,673,995,362 shares on August 31, 2022 as the acquisition date for the purpose of entering the local financial industry in Indonesia , and changed its name to PT Woori Finance Indonesia Tbk.

1)	As of the acquisition date, the transfer price, acquisition assets, liabilities, and non-controlling interests related to the business combination are as follows (Unit: Korean Won in millions):

Amount
Fair value of transfer price
Cash	130,424
Amount recognized as assets and liabilities
Cash and cash equivalents	5,607
Financial assets at amortized cost	95,587
Other assets	24,096
Borrowings	25,932
Other liabilities	10,150
Fair value of identifiable net assets	89,208
Non-controlling interests (*1)	16,453
Goodwill	57,670

(*1)	Represents amount of a proportionate interest of the fair value of indentifiable net assets.

2)
Assuming that the acquisition date of PT Woori Finance Indonesia Tbk by the Group is the commencement date of the financial statements, the consolidated income and consolidated net income are KRW 1,856,941 million and KRW 207,495 million, respectively.

44.	EVENTS AFTER THE REPORTING PERIOD
On February 27, 2023, the Group signed a stock sale contract to acquire a 52%
stake in Daol Investment Co., Ltd. for 212.5 billion Won and, the Group changed its name to Woori Venture Partners Co., Ltd. and incorporated it as a subsidiary on March 23, 2023.

F-18
9