Form 20-F
period 2023-12-31
WOORI FINANCIAL GROUP INC.
filed 2024-04-29
CIK 1264136

As filed with the Securities and Exchange Commission on April 2
9
, 2024

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM
20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2023
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
751,895,516 shares of Common Stock, par value
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
§240.10D-1(b). ☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☐ U.S. GAAP	☒ International Financial Reporting Standards as issued by the International Accounting Standards Board	☐ Other

Auditor Name: KPMG Samjong Accounting Corp.	Auditor Location: Seoul, Korea	Auditor Firm ID: 01357
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

For your convenience, this annual report contains conversions of Won amounts into U.S. dollars at the noon buying rate of the Federal Reserve Bank of New York for Won in effect on December 31, 2023, which was ￦1,291.0= US$1.00.

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

Our loans to small- and medium-sized enterprises amounted to ￦122,925 billion, or 35.6% of our total loans, as of December 31, 2022 and ￦130,553 billion, or 36.2% of our total loans, as of December 31, 2023. As of December 31, 2023, Won-denominated loans to small- and medium-sized enterprises that were classified as substandard or below were ￦490 billion, representing 0.4% of such loans to those enterprises. See “Item 4.B. Business Overview—Corporate Banking—Small- and Medium-Sized Enterprise Banking.” We recorded charge-offs of ￦330 billion in respect of our Won-denominated loans to small- and medium-sized enterprises in 2023, compared to charge-offs of ￦117 billion in 2022 and ￦158 billion in 2021. According to data compiled by the Financial Supervisory Service, the industry-wide delinquency ratios for Won-denominated loans to small- and medium-sized enterprises increased in 2022 and 2023, and was 0.4% as of December 31, 2023. The delinquency ratio for small- and medium-sized enterprises is calculated as the ratio of (1) the outstanding balance of such loans in respect of which either principal or interest payments are overdue by one month or more to (2) the aggregate outstanding balance of such loans. Our delinquency ratio for such loans denominated in Won was

0.3% as of December 31, 2022 and 0.4% as of December 31, 2023. Our delinquency ratio may further increase in 2024 as a result of, among other things, adverse changes in economic conditions in Korea and globally. See “—Other risks relating to our business—Unfavorable changes in the global financial markets could adversely affect our results of operations and financial condition.” Accordingly, we may be required to take measures to decrease our exposures to these customers.

The Korean government has historically introduced policies and initiatives intended to encourage Korean banks to provide financial support to small- and medium-sized enterprise borrowers. For example, the Korean government implemented various emergency aid initiatives involving Korean banks, including Woori Bank, to provide liquidity assistance to small- and medium-sized borrowers adversely affected by the COVID-19 pandemic. Such initiatives included the provision of new loans to borrowers with low credit ratings, extension of maturity dates for existing loans and suspension of interest payment obligations for an extended period of time. More recently, in December 2023, the Korean government announced a financial support program where participating Korean banks, including Woori Bank, would provide an aggregate amount of approximately ￦2 trillion in liquidity support to small business owners, in response to mounting pressure from the public and regulators to share profits from higher interest rates. Woori Bank announced in December 2023 that it would provide an aggregate of ￦276 billion of financial aid under such program. Furthermore, in February 2024, the Financial Services Commission announced a financial support program amounting to ￦75.9 trillion mostly aimed at helping small- and medium-sized enterprises overcome the prevailing adverse economic conditions in Korea, pursuant to which the five largest banks in Korea, including Woori Bank, pledged to contribute an aggregate of ￦20 trillion to such program. See “—Risks relating to government regulation and policy—We may suffer customer attrition or our net interest margin may decrease as a result of government regulations or our competition strategy.”

The overall prospects for the Korean economy in 2024 and beyond remain uncertain, and the Korean government may extend or renew existing or past policies and initiatives or introduce new policies or initiatives to encourage Korean banks to provide financial support to small- and medium-sized enterprises. We believe that, to date, our participation in such government-led initiatives has not caused us to extend a material amount of credit that we would not have otherwise extended nor materially impacted our results of operations and financial condition in general. However, there can be no assurance that our future participation in such government-led initiatives would not lead us to extend credit to small- and medium-sized enterprise borrowers that we would not otherwise extend, or offer terms for such credit that we would not otherwise offer, in the absence of such initiatives. Furthermore, there is no guarantee that the financial condition and liquidity position of our small- and medium-sized enterprise borrowers benefiting from such initiatives will improve sufficiently for them to service their debt on a timely basis, or at all. Accordingly, increases in our exposure to small- and medium-sized enterprises resulting from such government-led initiatives may have a material adverse effect on our results of operations and financial condition.

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

We have exposure to companies in certain troubled sectors in Korea, and financial difficulties of companies involved in these sectors may adversely impact us.

As of December 31, 2023, the total amount of loans provided by us to construction, real estate development, shipbuilding and shipping companies in Korea amounted to ￦6,785 billion, ￦3,414 billion, ￦245 billion and ￦366 billion, or 1.9%, 0.9%, 0.1% and 0.1% of our total loans, respectively. We also have other exposures to Korean construction, real estate development, shipbuilding and shipping companies, including in the form of guarantees extended for the benefit of such companies and debt and equity securities of such companies held by us. In the case of construction companies, we have potential exposure in the form of guarantees provided to us by general contractors with respect to financing extended by us for residential and commercial real estate development projects, as well as commitments to purchase asset-backed securities secured by the assets of companies in the construction industry and other commitments we enter into relating to project financing for such real estate projects which may effectively function as guarantees. In the case of shipbuilding companies, such exposures include refund guarantees extended by us on behalf of shipbuilding companies to cover their obligation to return a portion of the ship order contract amount to customers in the event of performance delays or defaults under shipbuilding contracts.

The construction industry in Korea has undergone significant fluctuations in recent years. Following a period of growth from 2015 to 2018, the construction industry had stagnated from 2019 to 2020, caused mainly by the uncertainty resulting from the Korean government’s strengthening of mortgage and other lending regulations to control the rising real property prices, as well as temporary suspensions in construction projects due to the COVID-19 pandemic. After a brief period of recovery, the construction industry has experienced a rapid downturn starting in the second half of 2022, caused by a rise in interest rates and the resulting decline in demand for residential property throughout Korea, adverse changes in the price and availability of construction materials due to disruptions in global supply chains caused by, among others, the ongoing invasion of Ukraine by Russia and financing difficulties faced by construction companies as investors became reluctant to invest in real estate. Such decline in demand for residential property and other real estate in Korea has also resulted in a similar downturn for the real estate development industry in Korea since 2022. The shipbuilding industry in Korea has remained relatively stable despite the global downturn of the industry in recent years, mainly due to a large increase in the number of orders for liquefied natural gas carriers. The prospects for this industry currently remain uncertain, however, given the slowdown in the global economy and a rise in shipbuilding costs and resulting prices. In the case of shipping companies in Korea, the COVID-19 pandemic and the ensuing global lockdown caused a severe downturn in the industry in 2020. Although the industry subsequently showed signs of recovery from the pandemic as the levels of consumer spending and global trade began to rise, the industry has again entered a downturn starting in the second quarter of 2022 resulting from a decrease in shipping volume and an increase in the supply of ships. The shipping industry continues to face difficulties arising from, among others, a deteriorating global economy, an increase in global military conflicts, including the ongoing invasion of Ukraine by Russia and the escalating hostilities in the Middle East following the Israel-Hamas war, a decrease in shipping volume and the strengthening of international shipping regulations.

The allowance for credit losses that we have established against our credit exposures to companies involved in the Korean construction, real estate development, shipbuilding and shipping sectors may not be sufficient to cover all future losses arising from these and other exposures. If the credit quality of our exposures to such companies declines further, we may incur substantial additional provisions for credit loss, which could adversely impact our results of operations and financial condition. Furthermore, although a portion of our loans to companies in the construction, real estate development, shipbuilding and shipping industries are secured by collateral, such collateral may not be sufficient to cover uncollectible amounts in respect of such loans.

A large portion of our exposure is concentrated in a relatively small number of large corporate borrowers, which increases the risk of our corporate credit portfolio.

As of December 31, 2023, our 20 largest exposures to corporate borrowers (including loans, debt and equity securities, credit-related commitments and other exposures) totaled ￦71,336 billion, which represented 12.2% of our total exposures. As of that date, our single largest corporate exposure was to the Korea Development Bank, to which we had outstanding credits in the form of debt securities of ￦12,903 billion and loans in Won of ￦64 billion, representing 2.2% of our total exposures in the aggregate. Aside from exposure to the Korean government and government-related agencies, our next largest exposure was to Samsung Electronics Co., Ltd., to which we had outstanding exposure of ￦1,256 billion representing 0.2% of our total exposures. Any deterioration in the financial condition of our large corporate borrowers may require us to record substantial additional allowances and may have a material adverse impact on our results of operations and financial condition.

We have exposure to the largest Korean commercial conglomerates, known as “chaebols,” and, as a result, financial difficulties of chaebols may have an adverse impact on us.

Of our 20 largest corporate exposures as of December 31, 2023, seven were to companies that were members of the 40 largest chaebols in Korea. As of that date, the total amount of our exposures to these chaebols was ￦25,918 billion, or 4.4% of our total exposures. If the credit quality of our exposures to chaebols declines as a result of financial difficulties they experience or for other reasons, we could incur additional provisions for credit loss, which would adversely impact our results of operations and financial condition. See “Item 4.B. Business Overview—Assets and Liabilities—Loan Portfolio—Exposure to Chaebols.”

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

As of December 31, 2023, our credit exposures to companies that were in workout or corporate restructuring amounted to ￦110 billion or 0.02% of our total credit exposures, of which ￦53 billion or 48.2% of our total credit exposures, was classified as substandard or below and substantially all of which was classified as impaired. As of the same date, our allowance for credit losses on these credit exposures amounted to ￦45 billion, or 40.9% of our total credit exposures. These allowances may not be sufficient to cover all future losses arising from our credit exposure to these companies. Furthermore, we have other exposure to such companies in the form of debt and equity securities of such companies held by us (including equity securities we acquired as a result of debt-to-equity conversions). Including such securities, our exposures as of December 31, 2023 to companies in workout or restructuring amounted to ￦110 billion, or 0.02% of our total exposures. Our exposures to such companies may also increase in the future, including as a result of adverse conditions in the Korean economy. In addition, in the case of borrowers that are or become subject to workout, we may be forced to restructure our credits pursuant to restructuring plans approved by other creditor financial institutions of the borrower, or to dispose of our credits to other creditors on unfavorable terms, which may adversely affect our results of operations and financial condition.

In particular, as of December 31, 2023, we had ￦83 billion of outstanding direct debt exposures to Taeyoung Engineering & Construction Co., or Taeyoung E&C, which commenced workout procedures in January 2024. Pursuant to the workout procedures, the creditors of Taeyoung E&C, including us, agreed to temporarily defer all of Taeyoung E&C’s payment obligations until May 2024, during which time external consultants would evaluate Taeyoung E&C’s ability to maintain its business and repay its loans.

Risks relating to our consumer credit portfolio

We may experience increases in delinquencies in our consumer loan and credit card portfolios.

For most of the recent past, consumer debt has increased significantly in Korea. Our portfolio of consumer loans amounted to ￦143,940 billion as of December 31, 2022 and ￦147,137 billion as of December 31, 2023. Our credit card portfolio amounted to ￦10,370 billion as of December 31, 2022 and ￦12,532 billion as of December 31, 2023. As of December 31, 2023, our consumer loans and credit card receivables represented 40.8% and 3.5% of our total lending, respectively. See “Item 4.B. Business Overview—Consumer Banking—Lending Activities” and “Item 4.B. Business Overview—Credit Cards—Products and Services.”

The growth in our consumer loan portfolio in most of the recent past, together with fluctuating economic conditions in Korea and globally in recent years, especially in light of the high level of consumer debt and rising interest rate levels, may lead to increasing delinquencies and a deterioration in asset quality. The amount of our consumer loans classified as substandard or below was ￦392 billion (or 0.3% of our consumer loan portfolio) as of December 31, 2022 and ￦658 billion (or 0.4% of our consumer loan portfolio) as of December 31, 2023. We charged off consumer loans amounting to ￦272 billion in 2023, as compared to ￦161 billion in 2022 and ￦173 billion in 2021, and recorded provisions for credit loss in respect of consumer loans of ￦423 billion in 2023, as compared to ￦206 billion in 2022 and ￦168 billion in 2021. Within our consumer loan portfolio, the outstanding balance of general purpose household loans, which, unlike mortgage or home equity loans, are often unsecured and therefore tend to carry a higher credit risk, amounted to ￦28,694 billion, or 19.9% of our total outstanding consumer loans, as of December 31, 2022 and ￦27,795 billion, or 18.9% of our total outstanding consumer loans, as of December 31, 2023.

In our credit card segment, outstanding balances overdue by more than one month amounted to ￦143 billion, or 1.4% of our credit card receivables, as of December 31, 2022 and ￦155 billion, or 1.2% of our credit card receivables, as of December 31, 2023. In line with industry practice, we have restructured a portion of our delinquent credit card account balances as loans. As of December 31, 2023, these restructured loans amounted to ￦237 billion, or 1.9% of our credit card balances. Because these restructured loans are not initially recorded as being delinquent, our delinquency ratios do not fully reflect all delinquent amounts relating to our credit card balances. Including all restructured loans, outstanding balances overdue by more than one month accounted for 3.0% of our credit card balances as of December 31, 2023, which increased from 2.6% as of December 31, 2022. We charged off credit card balances amounting to ￦306 billion in 2023, as compared to ￦220 billion in each of 2022 and 2021, and recorded provisions for credit loss in respect of credit card balances of ￦358 billion in 2023, as compared to ￦222 billion in 2022 and ￦177 billion in 2021. Recently, many credit card companies in Korea, including our subsidiary Woori Card, have reported a sharp increase in credit card balances and delinquency ratios. In response, Woori Card has increased its focus on high-quality assets and customers, in addition to strengthening its credit risk management systems. Despite such efforts, delinquencies may further increase in the future as a result of, among other things, adverse economic conditions in Korea, increases in interest rates and inflation rates, additional government regulation or the inability of Korean consumers to manage increased household debt.

A deterioration of the asset quality of our consumer loan and credit card portfolios would require us to record increased provisions for credit loss and charge-offs and adversely affect our financial condition and results of operations. In addition, our large exposure to consumer loans means that we are exposed to changes in economic conditions affecting Korean consumers. Accordingly, economic difficulties in Korea that harm those consumers could result in further deterioration in the credit quality of our consumer loan and credit card portfolios. For example, a rise in unemployment or an increase in interest rates in Korea could adversely affect the ability of consumers to make payments and increase the likelihood of potential defaults, while reducing demand for retail loans. See “Risks relating to Korea—Unfavorable financial and economic developments in Korea may have an adverse effect on us.”

In addition, we are exposed to changes in regulations and policies on consumer lending by the Korean government, which may adopt measures to restrict consumer lending or encourage financial institutions to provide financial support to certain types of retail borrowers. In 2014 and 2015, the Korean government implemented several measures to encourage consumer spending and revive the housing market in Korea, including loosening regulations on mortgage lending, which contributed to an increase in our portfolio of consumer loans. However, the Korean government introduced various measures from the second half of 2016 to 2021 to tighten regulations on mortgage and other lending and housing subscription in response to the rapid growth in consumer debt and concerns over speculative investments in real estate in certain areas. The Korean government has since relaxed some of these measures by introducing a number of policy measures that seek to sustain housing prices and activity levels in the Korean real estate market, in light of an overall decrease in housing prices over the course of 2022. However, the Korean government has indicated in the second half of 2023 that it would begin tightening regulations again in response to the continued rise in the level of consumer debt. A continued decrease in housing prices, together with the high level of consumer debt and higher interest rate levels, could result in declines in consumer spending and reduced economic growth, which may lead to increases in delinquency levels of our consumer loan and credit card portfolios.

The Korean government has also led a number of initiatives for Korean banks, including Woori Bank, to help manage the debt servicing capacity of borrowers. For example, under a pre-workout program for retail borrowers with outstanding short-term debt in default, maturity extensions and/or interest reductions are provided to certain eligible retail borrowers with total loans of ￦1.5 billion or less (consisting of no more than ￦500 million of unsecured loans and ￦1 billion of secured loans). This pre-workout program may be available for a retail borrower if (a) the delinquency period of such borrower is between 31 days and 89 days or (b) the delinquency period of such borrower is between one day and 30 days, the cumulative delinquency period during the year immediately preceding the application date was 30 days or more and the borrower has an annual income of ￦40 million or less. The aggregate amount of consumer credit (including credit card receivables) we provided which became subject to the pre-workout program in 2023 was ￦100 billion. While we believe that our operation of the pre-workout program has not had a material impact on the overall credit quality of our consumer loan and credit card portfolios to date], our participation in such government-led initiatives to provide financial support to retail borrowers may lead us to offer credit terms for such borrowers that we would not otherwise offer in the absence of such initiatives, which may have an adverse effect on our results of operations and financial condition.

A decline in the value of the collateral securing our consumer loans and our inability to realize full collateral value may adversely affect our consumer credit portfolio.

A substantial portion of our consumer loans is secured by real estate, the values of which have fluctuated significantly in recent years. Although it is our general policy to lend up to 70% of the appraised value of collateral (except in certain regulated areas designated by the Korean government where we generally limit our lending to 50% of the appraised value of collateral, and for certain first-time homebuyers, we may lend up to 80% of the appraised value of collateral) and to periodically re-appraise our collateral, a downturn in the real estate markets in Korea, which most recently commenced in 2022, may result in a decline in the value of the collateral securing our mortgage and home equity loans. If collateral values decline in the future, they may not be sufficient to cover uncollectible amounts in respect of secured loans extended by us. Any declines in the value of the real estate or other collateral securing our consumer loans, or our inability to obtain additional collateral in the event of such declines, could result in a deterioration in our asset quality and may require us to record additional allowances for credit losses.

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

As a financial holding company, we are subject to certain regulatory requirements under Korean law, and our ability to fund our operations is dependent on the dividends we receive from our subsidiaries.

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

The dividends that we receive from our subsidiaries may be affected by potential restrictions on their ability to pay such dividends, as well as their financial conditions and operating results.

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

Furthermore, dividend payments from our subsidiaries are subject to the Korean Commercial Code, the Bank Act and regulatory limitations, generally based on capital levels and retained earnings, imposed by the various regulatory agencies with authority over those entities. The ability of our subsidiaries to pay dividends may be subject to regulatory restrictions to the extent that paying dividends would impair their respective non-consolidated profitability, financial condition or other cash flow needs.

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

As part of our business strategy, we have been seeking opportunities to expand our operations in markets outside Korea, including through the opening of additional overseas branches and offices as well as strategic acquisitions and investments, particularly in South and Southeast Asia. For example, Woori Bank expanded its network of branches to India, where it established branches in Chennai, Gurgaon and Mumbai from 2012 to 2017. In October 2016, Woori Bank acquired a 51% equity interest in Wealth Development Bank, a thrift bank in the Philippines. In November 2016, Woori Bank obtained a banking license to establish a local subsidiary in Vietnam, Woori Bank Vietnam, which commenced operations in January 2017 and currently operates 23 branches throughout the country. In June 2018, Woori Bank acquired VisionFund (Cambodia) Ltd., a microfinance deposit-taking institution in Cambodia, and renamed it WB Finance Co., Ltd. In February 2020, WB Finance Co., Ltd. merged with Woori Finance (Cambodia) Plc., a Cambodian microfinance institution, and in November 2021, it obtained a commercial banking license from the Cambodian financial authorities and began its nationwide operations as Woori Bank (Cambodia) PLC. Notwithstanding the foregoing, the expansion of our operations abroad may be difficult due to the presence of established competitors in the relevant local markets. In addition, overseas expansion and the management of international operations may require significant financial expenditures as well as management attention, and will subject us to the challenges of operating in an unfamiliar business environment with different regulatory, legal and taxation systems and political, economic and social risks. Accordingly, there is no guarantee that we will be successful in executing our overseas expansion strategy. The failure of our overseas expansion strategy could have an adverse impact on our business, results of operations and financial condition.

We may not generate sufficient additional fees to achieve our revenue diversification strategy.

An important element of our overall strategy is increasing our fee income in order to diversify our revenue base. Historically, our primary source of revenues has been net interest income from our banking operations at Woori Bank. Our current sources of fee income include our investment banking, asset management, asset trust, currency transfers and lending businesses. However, to date, except for fees collected in connection with certain of our services including investment banking, asset management and currency transfers (including foreign exchange-related commissions), we have not generated substantial fee income. We intend to continue to develop new sources of fee income as part of our business strategy, including through our current investment banking, asset management, asset trust and lending businesses, as well as through mergers with, or acquisition of, non-banking businesses which we may decide to pursue. See “Item 4.B. Business Overview—Strategy.” However, we may not be successful in our efforts to develop new sources of fee income, and the new sources of fee income we have developed may not generate sufficient additional fees to achieve our revenue diversification strategy. Although we, like many other Korean financial institutions, have begun to charge fees to our customers more regularly, customers may prove unwilling to pay additional fees, even in exchange for more attractive value-added services, and their reluctance to do so would adversely affect the implementation of our strategy to increase our fee income. Furthermore, the fees that we charge to customers are subject to regulation by Korean financial regulatory authorities, which may seek to implement regulations or measures that may have an adverse impact on our ability to achieve this aspect of our strategy.

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

In addition, companies in the banking and financial industries have increasingly adopted new technologies, including artificial intelligence and data science, to provide innovative services to their customers and differentiate themselves from competitors. Our failure to adopt such technologies in a timely and competitive manner could negatively impact our market share and profitability. For example, the introduction of Internet-only banks in Korea is expected to increase competition in the Korean banking industry. Internet-only banks generally operate without branches and conduct most of their operations through electronic means, which enable them to minimize costs and offer customers higher interest rates on deposits or lower lending rates. In April 2017, Kbank, the first Internet-only bank in Korea, in which Woori Bank owns 12.6% of the equity with voting rights as of December 31, 2023, commenced operations. Kakao Bank and Toss Bank, both mobile-only banks, commenced operations in July 2017 and October 2021, respectively.

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

•

In April 2019, the Financial Services Commission approved a financial regulatory sandbox, a framework set up to allow financial services providers to test new business models in a less regulated environment, as part of its efforts to work closely with the fintech sector and provide support to facilitate its development. A variety of financial services have been similarly approved for such testing under the financial regulatory sandbox.

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

•

In August 2020, amendments to the Credit Information Use and Protection Act established the framework for MyData services in Korea, which allow the collection of customers’ personal credit information from credit information providers/users or public institutions upon the customer’s request and subject to compliance requirements, so that customers may access such collected personal credit information in whole or in part. In January 2021, the Financial Services Commission granted licenses to 28 companies to operate as MyData service providers, 14 of which were fintech firms. Competition between traditional financial institutions and fintech firms is expected to intensify, particularly with respect to the relevant asset management services. As of December 31, 2023, 68 companies, including 24 fintech companies, have been granted a MyData license. MyData services are currently offered through Woori WON Banking, Woori Bank’s main mobile banking application, as well as through Woori Card’s mobile application.

•

In March 2023, the Financial Services Commission and the Financial Supervisory Service jointly hosted an initial working group meeting of a task force committed to improving the management and operating practices of banks and the banking system, as well as promoting competition in the banking sector. In July 2023, in order to further boost competition in the Korean banking industry, the Financial Services Commission and the Financial Supervisory Service introduced various measures to lower the barriers to entry for certain financial institutions, including actively permitting the conversion of existing local or savings banks into commercial banks, for which the Financial Services Commission and the Financial Supervisory Service published detailed guidelines in January 2024.

Overall, we expect that such measures may not only intensify competition among traditional financial institutions in Korea, but also allow new market participants such as fintech firms to potentially gain market share in certain areas in which we operate.

The Korean financial industry is undergoing significant consolidation through which the number of nationwide commercial banks in Korea has significantly decreased since the financial crisis in Korea in the late 1990s. A number of significant mergers and acquisitions in the financial industry have also taken place in Korea in recent years, including the merger of Hana Bank into Korea Exchange Bank in 2015, KB Financial Group’s acquisition of Hyundai Securities Co., Ltd. in 2016 and the subsequent merger of Hyundai Securities with and into KB Investment & Securities Co., Ltd., and Mirae Asset Securities Co., Ltd.’s acquisition in 2016 of a 43% interest in KDB Daewoo Securities Co., Ltd., which subsequently merged with and into Mirae Asset Securities. In 2020, Hana Financial Group acquired The-K Non-Life Insurance Co., Ltd. to form Hana Insurance Co., Ltd. and Orange Life Insurance, Ltd. (formerly known as ING Life Insurance Korea, Ltd.) became a wholly-owned subsidiary of Shinhan Financial Group following the acquisition of equity interests by Shinhan Financial Group in February 2019 and January 2020, which subsequently merged with and into Shinhan Life Insurance Co., Ltd. in July 2021. In 2020, KB Financial Group acquired The Prudential Life Insurance Company of Korea Ltd., which merged with KB Life Insurance in January 2023, with the surviving entity’s name changed to KB Life Insurance Co., Ltd.

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

Other risks relating to our business

The global COVID-19 pandemic and any possible recurrence of other types of widespread infectious diseases may adversely affect our business, financial condition or results of operations.

COVID-19, an infectious disease caused by severe acute respiratory syndrome coronavirus 2, was declared a “pandemic” by the World Health Organization in March 2020. The COVID-19 pandemic had led to global economic and financial disruptions and had adversely affected our business operations.

We have been subjected to, and remain subject to, a number of related risks, including but not limited to:

•

an increase in defaults on loan payments from our customers that are particularly affected by the COVID-19 pandemic, who may not be able to meet payment obligations, which may lead to an increase in delinquency ratios and a deterioration in asset quality, resulting in increased charge-offs, higher provisioning and reduced interest and fee income;

•

decreases in interest rates followed by recent increases in interest rates worldwide (see “—Significant increases in interest rates could decrease the value of our debt securities portfolio and raise our funding costs while reducing loan demand and the repayment ability of our borrowers, which could adversely affect us”);

•

depreciation of the Won against major foreign currencies, which in turn may increase our cost in servicing our foreign currency-denominated debt and result in foreign exchange losses (see “—Unfavorable changes in the global financial markets could adversely affect our results of operations and financial condition”);

•	impairments in the fair value of our investments in companies that may be adversely affected by the pandemic;

•

disruption in the normal operations of our business resulting from contraction of infectious diseases by our employees, which may necessitate such employees to be quarantined and/or our offices to be temporarily shut down; and

•	disruption resulting from the necessity for social distancing, including, for example, temporary arrangements for employees to work remotely, which may lead to a reduction in labor productivity.

It is not possible to predict the duration or the full magnitude of the overall harm that may result from COVID-19 in the long term.

In addition, in response to the outbreak, Korean financial regulatory authorities, including the Financial Services Commission and the Financial Supervisory Service, have adopted policies for Korean banks to provide relief or assistance to customers. For example, the Korean government has implemented policies to extend loan terms and defer payments on interest and principal with respect to certain borrowers. In particular, in April 2020, the Korean government established the “COVID-19 SME and Small Merchant Financial Support Program” for small- and medium-sized enterprises and small merchants that are in good standing and have been negatively impacted by the COVID-19 pandemic (which excludes consumer loans and loans relating to the sale or leasing of real estate), in which Woori Bank was a participating bank. Although the program expired in September 2023, the Korean government has decided based on discussions with financial institutions to provide further financial support to the debtors using the financial support programs in place as of the expiration date of such financial support programs in the form of (i) an extension of the loan maturity date up to three years, (ii) a postponement of the loan repayment date up to one year or (iii) a rescheduling of the loans under the New Start Fund, a debt adjustment program established by the Korean government in October 2022 or the loan rescheduling programs led by the financial institutions.

In the event that a future recurrence of COVID-19 or other types of widespread infectious diseases cannot be effectively and timely contained, our business, financial condition, results of operations and cash flows may be adversely affected.

Unfavorable changes in the global financial markets could adversely affect our results of operations and financial condition.

The overall prospects for the Korean and global economy in 2024 and beyond remain uncertain. In recent years, the global financial markets have experienced significant volatility as a result of, among other things:

•	the occurrence of severe health epidemics, including the COVID-19 pandemic;

•

hostilities, political or social tensions involving Russia (including the invasion of Ukraine by Russia and ensuing actions that the United States and other countries have taken or may take in the future) and the resulting adverse effects on the global supply of oil and other natural resources and the global financial markets;

•	interest rate fluctuations as well as perceived or actual changes in policy rates, or other monetary and fiscal policies set forth, by the U.S. Federal Reserve and other central banks;

•	a rise in inflation rates and volatility in stock markets and exchange rates worldwide;

•	financial and social difficulties affecting many countries worldwide, in particular in Latin America and Europe;

•	increased uncertainties in the global financial markets and industry, including difficulties faced by several banks in the United States and Europe;

•	a deterioration in economic and trade relations between the United States and its major trading partners, including China;

•

escalations in trade protectionism globally and geopolitical tensions in East Asia and the Middle East (including those resulting from the escalating hostilities in the Middle East following the Israel-Hamas war);

•	the slowdown of economic growth in China and other major emerging market economies; and

•	political and social instability in various countries in the Middle East, including Yemen, Iran, Syria and Iraq.

In light of the high level of interdependence of the global economy, unfavorable changes in the global financial markets, including as a result of any of the foregoing developments, could have a material adverse effect on the Korean economy and financial markets, and in turn on our business, financial condition and results of operations.

We are also exposed to adverse changes and volatility in the global and Korean financial markets as a result of our liabilities and assets denominated in foreign currencies and our holdings of trading and investment securities, including structured products. The value of the Won relative to major foreign currencies in general and the U.S. dollar in particular has fluctuated widely in recent years and has been subject to significant volatility as a result of the COVID-19 pandemic, the invasion of Ukraine by Russia and the ensuing sanctions against Russia, the escalating hostilities in the Middle East following the Israel-Hamas war and the widening difference in policy rates between the United States and Korea. A depreciation of the Won will increase our cost of servicing our foreign currency-denominated debt, while continued exchange rate volatility may also result in foreign exchange losses for us. Furthermore, as a result of the deterioration in global and Korean economic conditions, there have been fluctuations in securities prices, including the stock prices of Korean and foreign companies in which we hold an interest. Such developments have resulted in and may lead to further trading and valuation losses on our trading and investment securities portfolio as well as impairment losses on our investments in joint ventures and associates. See “—Significant increases in interest rates could decrease the value of our debt securities portfolio and raise our funding costs while reducing loan demand and the repayment ability of our borrowers, which could adversely affect us.”

Adverse developments affecting the financial services industry, including events or concerns involving liquidity of financial institutions, could adversely affect our business, financial condition or results of operations.

In early 2023, difficulties at several banks in the United States and Europe caused uncertainty for financial services companies, in particular the banking sector, and fear of instability in the global financial system generally, including in Korea. Such difficulties were caused, among others, by rising levels of inflation rates and rapid increases in interest rates, which have led to declines in the values of previously issued government securities held by such banks. Although the relevant financial authorities have intervened directly and indirectly in notable cases, there is a risk that other financial institutions could face difficulties, including from contagion disconnected from market fundamentals or for other reasons, and it is unclear what steps regulators would take, if any, in the event of further bank difficulties or continuing (or increasing) market distress. Many financial institutions have experienced volatile stock prices and significant losses in their equity value, and there is concern that depositors have withdrawn, or could withdraw in the future, significant sums from their accounts at these institutions. Any negative perceptions resulting from such developments concerning the soundness of savings banks, Internet-only banks or the banking system generally in Korea could impact where customers choose to maintain deposits, which could lead certain banks in Korea to experience closure or other significant distress. In such event, the Korean government has in the past and may in the future require Woori Bank, as one of the largest banks in Korea, to intervene, which could strain our resources, divert our management’s attention and have an adverse impact on our results of operations and financial condition.

Actual events involving limited liquidity, defaults, non-performance or other adverse developments that affect the financial services industry generally or financial institutions, transactional counterparties or other companies in the financial services industry, or concerns or rumors about any events of these kinds or other similar risks, may in the future lead to market-wide liquidity problems or increase our risk in various dealings with our counterparties, among others. If, as a result of such developments, any parties with whom we conduct business are unable to access their deposits with a distressed financial institution or any of their other funds loaned to such distressed financial institution, including through financial instruments or lending arrangements, such parties’ credit quality, ability to pay their obligations to us, or to enter into new commercial arrangements requiring additional payments to us could be adversely affected. In addition, our ability to access funding sources and other arrangements in amounts adequate to finance or capitalize our current and projected future business operations could also be affected by such disruptions or instability in the financial services industry or financial markets. Furthermore, we could be impacted by current or future negative perceptions and expectations about the prospects for the financial services industry, which could worsen over time and result in downward pressure on, and continued or accelerated volatility of, bank securities. Any of these developments resulting from the general instability of the financial services industry could materially adversely impact our results of operations and financial condition.

Our risk management system may not be fully effective at all times, including operational risk.

We seek to monitor and manage our risk exposure through a standardized risk management system, which encompasses a multi-tiered risk management governance structure under our Risk Management Committee, our centralized credit risk management system called the Credit Wizard system, reporting and monitoring systems, early warning systems and other risk management infrastructure, using a variety of risk management strategies and techniques. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk.” However, there can be no assurance that our risk management efforts will be effective in mitigating our risk and loss, especially since such risk management strategies and techniques employed by us and the judgments that accompany their application cannot anticipate the economic and financial outcome in all market environments, and many of our risk management strategies and techniques have a basis in historical market behavior that may limit the effectiveness of such strategies and techniques in times of significant market stress or other unforeseen circumstances. In addition, our risk management strategies may not be effective in a difficult or less liquid market environment, as other market participants may be attempting to use the same or similar strategies as us to deal with such market conditions. In such circumstances, it may be difficult for us to reduce our risk positions due to the activity of such other market participants.

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

For example, in connection with certain recent incidents involving Woori Bank, the Financial Supervisory Service worked together with the Korea Federation of Banks to introduce a number of measures in November 2022 and June 2023 to improve the internal controls of banks and other financial institutions to prevent the future occurrence of similar financial incidents. For a further discussion of such incidents, see “—We may suffer losses due to employee misconduct.” and “Item 8.A. Consolidated Statements and Other Financial Information—Legal Proceedings and Regulatory Actions.” While we intend to continue to fully cooperate with the Financial Supervisory Service in its audits and investigations and take any remedial measures as necessary, no assurance can be given that these remedial measures would be sufficient to prevent similar or more adverse operational risks from materializing.

We have provided certain assets as collateral in connection with our secured borrowings and could be required to make payments and realize losses in the future relating to those assets.

We have provided certain assets as collateral for our secured borrowings in recent years. As of December 31, 2023, the aggregate amount of assets we had provided as collateral for our secured borrowings was ￦21,349 billion. These secured borrowings may take the form of asset securitization transactions, where we nominally sell our assets to a securitization vehicle that issues securities backed by those assets, although the assets remain on our statements of financial position. These secured borrowings are intended to be fully repaid through recoveries on collateral. Some of these nominal asset sales were with recourse, which means that if delinquencies arise with respect to such assets, we will be required to either repay a proportionate amount of the related secured borrowing (by reversing the nominal sale and repurchasing such assets) or compensate the securitization vehicle for any net shortfalls in its recoveries on such assets. If we are required to make payments on such assets, or to repay our secured borrowings on those assets and are unable to make sufficient recoveries on them, we may realize further losses on these assets.

Significant increases in interest rates could decrease the value of our debt securities portfolio and raise our funding costs while reducing loan demand and the repayment ability of our borrowers, which could adversely affect us.

Interest rates in Korea have been subject to significant fluctuations in the past. The Bank of Korea increased its policy rate from 1.25% to 1.50% in November 2017 and 1.75% in November 2018 in light of improved growth prospects in Korea and rising interest rate levels globally, but it again reduced its policy rate to 1.50% in June 2019 and 1.25% in October 2019 to address the sluggishness of the global and domestic economies. Amid rising concerns of a potential global recession as a result of the COVID-19 pandemic, the Bank of Korea further reduced its policy rate to 0.75% in March 2020 and 0.50% in May 2020. However, as the economy began to show signs of recovery from the COVID-19 pandemic starting from the second half of 2021, the Bank of Korea gradually raised its policy rate to pre-pandemic levels of 1.25% from August 2021 through January 2022. More recently, in response to rising levels of household debt and inflation in Korea as well as globally, the Bank of Korea continued to raise its policy rate to 3.50% from April 2022 through January 2023. All else being equal, increases in interest rates in the future could lead to a decline in the value of our portfolio of debt securities, which generally pay interest based on a fixed rate. A sustained increase in interest rates will also raise our funding costs, while reducing loan demand, especially among consumers. Rising interest rates may therefore require us to re-balance our asset portfolio and our liabilities in order to minimize the risk of potential mismatches and maintain our profitability. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk.”

In addition, rising interest rate levels may adversely affect the Korean economy and the financial condition and repayment ability of our corporate and consumer borrowers, both domestically and abroad, including holders of our credit cards, which in turn may lead to a deterioration in our credit portfolio. For example, the amount of Woori Bank’s non-performing loans to overseas borrowers has increased sharply from ￦181 billion as of December 31, 2022 to ￦304 billion as of December 31, 2023, reflecting the rise in global interest rate levels in recent years. Since most of our consumer and corporate loans bear interest at rates that adjust periodically based on prevailing market rates, a sustained increase in interest rate levels will increase the interest costs of our consumer and corporate borrowers and will adversely affect their ability to make payments on their outstanding loans.

Our funding is highly dependent on short-term deposits, which dependence may adversely affect our operations.

We meet a significant amount of our funding requirements through short-term funding sources, which consist primarily of customer deposits. As of December 31, 2023, approximately 95.0% of these deposits had maturities of one year or less or were payable on demand. In the past, a substantial proportion of these customer deposits have been rolled over upon maturity. We cannot guarantee, however, that depositors will continue to roll over their deposits in the future. In the event that a substantial number of these short-term deposit customers withdraw their funds or fail to roll over their deposits as higher-yielding investment opportunities emerge, our liquidity position could be adversely affected. We may also be required to seek more expensive sources of short-term and long-term funding to finance our operations. See “Item 5.B. Liquidity and Capital Resources—Financial Condition—Liquidity.”

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

As of December 31, 2023, we held debt securities issued by Korean companies and financial institutions (other than those issued by government-owned or -controlled enterprises or financial institutions, which include the Bank of Korea, the Korea Development Bank, the Export-Import Bank of Korea, the Korea Housing Finance Corporation and the Industrial Bank of Korea, among others) with a total book value of ￦12,780 billion in our trading and investment securities portfolio. The market value of these securities could decline significantly due to various factors, including future increases in interest rates or a deterioration in the financial and economic condition of any particular issuer or of Korea in general. Any of these factors individually or a combination of these factors would require us to write down the fair value of these debt securities, resulting in impairment losses. Because the secondary market for corporate bonds in Korea is not fully developed, the market value of many of these securities as reflected on our consolidated statements of financial position is determined by reference to suggested prices posted by Korean rating agencies, which measure prices based on observable market data. These valuations, however, may differ significantly from the actual value that we could realize in the event we elect to sell these securities. As a result, we may not be able to realize the full “marked-to-market” value at the time of any such sale of these securities and thus may incur additional losses.

We may be required to raise additional capital if our capital adequacy ratios deteriorate or the applicable capital requirements change in the future, but we may not be able to do so on favorable terms or at all.

Under the capital adequacy requirements of the Financial Services Commission, as of December 31, 2023, we as a bank holding company were required to maintain a total minimum common equity Tier I capital adequacy ratio of 8.0%, Tier I capital adequacy ratio of 9.5% and combined Tier I and Tier II capital adequacy ratio of 11.5%, on a consolidated basis (including applicable additional capital buffers and requirements as described below), and Woori Bank as a bank was required to maintain a total minimum common equity Tier I capital adequacy ratio of 8.0%, Tier I capital adequacy ratio of 9.5% and combined Tier I and Tier II capital adequacy ratio of 11.5%, on a consolidated basis (including applicable additional capital buffers and requirements as described below). A counter-cyclical capital buffer of 1.0% will also be added to the minimum capital adequacy ratios starting in May 2024 and, accordingly, the total minimum common equity Tier I capital adequacy ratio, Tier I capital adequacy ratio and combined Tier I and Tier II capital adequacy ratio, on a consolidated basis, will be increased to 9.0%, 10.5%, and 12.5%, respectively. As of December 31, 2023, our common equity Tier I capital, Tier I capital and combined Tier I and Tier II capital adequacy ratios were 11.99%, 14.08% and 15.81%, respectively, and Woori Bank’s common equity Tier I capital, Tier I capital and combined Tier I and Tier II capital adequacy ratios were 13.17%, 14.05% and 16.04%, respectively, all of which exceeded the minimum levels required by the Financial Services Commission. However, our capital base and capital adequacy ratios may deteriorate in the future if our results of operations or financial condition deteriorates for any reason, or if we are not able to deploy our funding into suitably low-risk assets.

The current capital adequacy requirements of the Financial Services Commission are derived from a set of bank capital measures, referred to as Basel III, which the Basel Committee on Banking Supervision initially introduced in 2009 and began phasing in starting from 2013. Commencing in July 2013, the Financial Services Commission promulgated a series of amended regulations implementing Basel III, pursuant to which Korean banks and bank holding companies were required to maintain a minimum ratio of common equity Tier I capital (which principally includes equity capital, capital surplus and retained earnings) to risk-weighted assets of 3.5% and Tier I capital to risk-weighted assets of 4.5% from December 1, 2013, which minimum ratios were increased to 4.0% and 5.5%, respectively, from January 1, 2014 and increased further to 4.5% and 6.0%, respectively, from January 1, 2015. Such requirements are in addition to the pre-existing requirement for a minimum ratio of Tier I and Tier II capital (less any capital deductions) to risk-weighted assets of 8.0%, which remains unchanged. The amended regulations also require an additional capital conservation buffer of 2.5% from January 2019, as well as a potential counter-cyclical capital buffer of up to 2.5%, which is determined on a quarterly basis by the Financial Services Commission. In May 2023, the Financial Services Commission announced that it would increase the counter-cyclical capital buffer from 0% to 1%, which would become effective in May 2024 following a one-year grace period. Furthermore, we and Woori Bank were each designated as a domestic systemically important bank holding company and a domestic systematically important bank, respectively, for 2023 and 2024 by the Financial Services Commission, which subjects us and Woori Bank to the additional capital requirement of 1.0% in 2023 and 2024. The implementation of Basel III in Korea may have a significant effect on the capital requirements of Korean financial institutions, including us. See “Item 4.B. Business Overview—Supervision and Regulation—Principal Regulations Applicable to Financial Holding Companies—Capital Adequacy” and “Item 4.B. Business Overview—Supervision and Regulation—Principal Regulations Applicable to Banks—Capital Adequacy.”

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

Violations of OFAC sanctions via transactions with a U.S. jurisdictional nexus can result in substantial civil or criminal penalties. Even when no such jurisdictional nexus exists, parties that engage in targeted activities under secondary sanctions may themselves become the target of OFAC sanctions, including, among other things, the blocking of any property subject to U.S. jurisdiction in which the sanctioned party has an interest, which would include a prohibition on transactions or dealings within U.S. jurisdiction involving securities of the sanctioned party. Financial institutions engaging in targeted activities could in some instances be sanctioned by termination or restriction of their ability to maintain correspondent accounts in the United States. The imposition of sanctions against non-U.S. financial institutions pursuant to U.S. secondary sanctions is discretionary and not automatic, requiring affirmative action by the U.S. administration.

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

In 2023, we engaged in the following activities relating to Iran:

•

We operate certain accounts for the Central Bank of Iran, or the CBI, which were opened by the CBI pursuant to a service agreement entered into by us and the CBI in September 2010, as amended from time to time, to facilitate trade between Korea and Iran. In light of the discontinuation of the SRE, from July 8, 2019 to September 20, 2019, we limited activity in the existing CBI accounts to processing payments for exports of humanitarian goods to Iran, and due to the imposition of additional sanctions against the CBI on September 20, 2019, we ceased all activity in the existing CBI accounts until July 12, 2020. Starting July 13, 2020, at the request of the Korean government, we resumed processing payments for exports of certain humanitarian goods to Iran, such as those permitted under OFAC General License No. 8A, which authorizes certain humanitarian trades involving the CBI. In resuming the transactions involving the CBI account for humanitarian trade, we consulted with the Korean government, which, in turn, received confirmation from OFAC that these transactions are currently permitted under OFAC sanctions laws. In addition, we have been conducting extensive Know Your Customer (KYC) and enhanced due diligence (EDD) reviews to ensure that all humanitarian trade transactions involving Iran and the CBI are undertaken in accordance with OFAC sanctions. In August 2023, at the request of and in coordination with the governments of Korea, the United States and certain other European nations, we effectuated a transfer of certain funds in Korean Won held in a legacy CBI account to the Swiss National Bank, in connection with a humanitarian channel in Qatar. In 2023, our total fee revenue from such activities amounted to ￦320,000, and as there were no expenses directly applicable to such activities under our internal management accounts, we estimate that our net income before tax from such activities also amounted to ￦320,000.

•

In the past, we also provided fund transfer and financing services to Korean exporters and importers in connection with their trade transactions with Iranian parties that were permitted under the relevant Korean sanctions regime. We have discontinued all trade financing activities relating to export and import trades involving the CBI accounts since November 5, 2018. Since 2019, all such exports and imports were settled through telegraphic transfer and did not involve our financing services, including all transactions involving the CBI. However, we continue to honor our obligations on a limited basis under previously-issued bank guarantees to the extent that such activities do not violate OFAC sanctions or implicate U.S. secondary sanctions. In 2023, our total fee revenue from the relevant telegraphic transfer services amounted to ￦160,000. As there were no expenses directly applicable to such activities under our internal management accounts, we estimate that our net income before tax from such activities also amounted to ￦160,000.

•

We also maintain a limited number of deposit accounts in Korea for an Iranian financial institution subject to OFAC sanctions that were opened prior to it becoming subject to OFAC sanctions. The relevant accounts have since been restricted, and no transactions are currently allowed through these accounts. Accordingly, there were no fee revenues from maintaining such deposit accounts, and there were no expenses directly applicable to such activities under our internal management accounts, in 2023.

•

In September 2023, Bank Mellat, a sanctioned Iranian bank, filed a lawsuit against Woori Bank in the Seoul Central District Court, demanding that Woori Bank return approximately ￦20.2 billion of frozen funds, as well as interest and damages. Although Woori Bank is actively defending its interests in the litigation, it is not possible to predict the final outcome of the lawsuit at this time.

Unless stated otherwise, we intend to continue the above activities to the extent permitted under applicable laws and regulations and not prohibited by any applicable sanctions laws.

There is no guarantee that countries (including Korea) that had provided sanctions relief to Iran in conjunction with the 2015 Joint Comprehensive Plan of Action (JCPOA) will not decide to re-impose sanctions relating to Iran, especially if there are further negative political developments relating to the Middle East or Iran’s involvement in the conflict in Ukraine. It is also possible that the United States, Korea or other countries might seek to expand their sanctions relating to Iran in the future beyond those existing currently. Such governmental actions and policies may also increase the risk of our violating certain sanctions or becoming a target of sanctions as a result of our past or future activities relating to Iran.

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

Following Russia’s invasion of Ukraine in February 2022, various countries, including the United States, have imposed additional sanctions on a number of Russian individuals and entities, and restricted or prohibited certain activities relating to Russia such as making new investments or the provision of certain services. The Russian government also listed the Republic of Korea as an “unfriendly state” in March 2022. We have a Russia-based subsidiary, which represents 0.08% of our total assets and 0.07% of our revenue as of December 31, 2023. The Russian subsidiary is engaged in certain ordinary course business activities with Russian entity counterparties, some of which have become subject to additional sanctions since February 2022. Where necessary or appropriate, we have taken actions to negotiate repayment terms in Rubles to promote compliance with applicable sanctions and have prepared response plans in the event of additional sanctions. There may be further expansions of sanctions against Russia and the Russian financial sector by the United States or other countries (including Korea). For example, in December 2023, the United States issued a new executive order authorizing the imposition of secondary sanctions against non-U.S. financial institutions that knowingly or unknowingly engage in certain transactions or services relating to the Russian military-industrial base. Such expansion of sanctions, as well as Russian countermeasures against foreign-owned companies, may adversely affect our business and reputation.

While we do not believe that our past activities, including those relating to Iran or Russia, have violated OFAC sanctions or would reasonably be expected to result in the imposition of U.S. secondary sanctions, U.S. authorities are afforded wide discretion and there is no guarantee that such activities will not be found to have violated OFAC sanctions or involved sanctionable activity under U.S. secondary sanctions, or that any other government will not determine that our activities violated applicable sanctions of other countries. Sanctions, including those against Iran and Russia, continue to evolve rapidly, and future changes in law could also adversely affect us.

Our business and reputation could be adversely affected if the U.S. government, or any other government, were to determine that our past or ongoing activities, including those relating to Iran or Russia, violated OFAC sanctions or involved sanctionable activity under U.S. secondary sanctions, or if any other government were to determine that such activities violated applicable sanctions of other countries. For example, any prohibition or conditions placed on our use of U.S. correspondent accounts could effectively eliminate our access to the U.S. financial system, including U.S. dollar clearing transactions, which would adversely affect our business, and any other sanctions or civil or criminal penalties imposed could also adversely affect our business. We intend to take all necessary measures to the extent possible to ensure that such prohibitions or conditions are not placed on us.

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

With the proliferation of new technologies, including artificial intelligence, and the increasing use of the Internet and mobile devices to conduct financial transactions, our operations as a financial institution have been, and will continue to be, subject to an increasing risk of cyber incidents relating to these activities, the nature of which is continually evolving. Our computer systems, software and networks are subject to cyber incidents, such as disruptions, delays or other difficulties affecting our information technology systems, computer viruses or other malicious codes, loss or destruction of data (including confidential client information), unauthorized access, account takeover attempts and cyber attacks. A significant portion of our daily operations relies on our information technology systems, including customer service, billing, the secure processing, storage and transmission of confidential and other information as well as the timely monitoring of a large number of complex transactions. See “Item 16K. Cybersecurity.”

Although we have made substantial and ongoing investments in building systems and protections to address cybersecurity and other related risks, there is no guarantee that such measures will provide complete protection against cyber threats. In addition, because methods used to cause cyber attacks change frequently or, in some cases, are not recognized until launched, we may be unable to implement effective preventive measures or proactively address these methods. Furthermore, these cyber threats may arise from human error, accidental technological failure and third parties with whom we do business. If we were to be subject to a system failure or other cyber incident, it could result in the disclosure of confidential client information, damage to our reputation with our customers and in the market, customer dissatisfaction, additional costs to us, regulatory penalties, exposure to litigation and other financial losses to both us and our customers, which could have an adverse effect on our business and results of operations.

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

Our businesses are exposed to risk from potential non-compliance by our employees with our policies, applicable laws or regulations, as well as other types of employee misconduct, negligence or fraud, which could result in civil, regulatory or criminal investigations, litigations and charges, regulatory sanctions and reputational or financial harm. For example, in April 2022, we became aware of, and reported to the relevant government authorities, a series of embezzlements committed between 2012 and 2020 by one of Woori Bank’s employees, the aggregate amount of which was determined to be approximately ￦70.8 billion. In January 2024, the Seoul High Court sentenced the embezzler to 15 years in prison, which decision was confirmed by the Supreme Court in April 2024. In January 2023, the sanction review committee of the Financial Supervisory Service imposed various penalties on certain of Woori Bank’s employees who had managerial or supervisory duties in connection with the embezzlement, and notified Woori Bank of such penalties in January 2024. In addition, in January 2023, another employee of Woori Bank was sentenced to three years in prison for aiding certain illegal overseas wire transfers and alerting the transferors of the investigations into such activities, which decision was confirmed on appeal in May 2023. Woori Bank was also indicted in July 2023 for such employee’s misconduct, and the case is currently pending in the Seoul Central District Court. See “Item 8.A. Consolidated Statements and Other Financial Information—Legal Proceedings and Regulatory Actions.” These and other instances of employee misconduct could result in damages to our reputation, additional costs to us, regulatory penalties, exposure to litigation and other financial losses to us. There can be no assurance that we will be able to fully recoup any financial losses that we may have sustained as a result of any employee misconduct. Furthermore, it is not always possible to deter or fully prevent employee misconduct and the precautions we take to prevent and detect such activity may not always be fully effective. Accordingly, there can be no assurance that employee misconduct will not occur again in the future.

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

As a financial services provider, we are subject to a variety of regulations in Korea that are designed to protect financial consumers. In recent years, in light of heightened public concern regarding privacy issues, the Korean government has placed greater emphasis on protection of personal information by financial institutions and has implemented a number of measures to enhance consumer protection. Under the Personal Information Protection Act, financial institutions, as personal information managers, may not collect, store, maintain, utilize or provide resident registration numbers of their customers, unless other laws or regulations specifically require or permit the management of resident registration numbers. In addition, under the Use and Protection of Credit Information Act, a financial institution has a higher duty to protect all information that it collects from its customers and is required to treat such information as credit information. A financial institution’s ability to transfer or provide the information to its affiliates or holding company is considerably restricted. Quintuple damages may be imposed on a financial institution for leakage of such information. Furthermore, under the Electronic Financial Transaction Act of Korea, a financial institution is primarily responsible for compensating its customers harmed by a cyber security breach affecting the financial institution even if the breach is not directly attributable to the financial institution.

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

We may suffer customer attrition or our net interest margin may decrease as a result of government regulations or our competition strategy.

We have pursued a strategy of enhancing our margins by maintaining relatively low interest rates on our deposit products while charging relatively higher interest rates on loans. We may need to adjust such strategy, however, in order to comply with stricter government regulations, which would also require us to pursue a more effective competition strategy in order to minimize customer attrition.

For example, the successive increases in interest rates in Korea from August 2021 to the first quarter of 2023 has led to a significant increase in the net interest spreads (the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities) reported by many Korean banks, including Woori Bank, as the rise in interest rates for loans have generally outpaced the rise in interest rates for deposit products. See “—Other risks relating to our business—Significant increases in interest rates could decrease the value of our debt securities portfolio and raise our funding costs while reducing loan demand and the repayment ability of our borrowers, which could adversely affect us.” In response to widespread public outcry against such increase in net interest spreads and the high levels of profits realized by Korean banks, the Korean government and the Financial Services Commission announced in February 2023 that they intend to impose stricter regulations on Korean banks, including Woori Bank, to reduce such net interest spreads and pursue measures to increase competition among financial institutions in Korea. Such regulations could force us to compete to a greater extent based on interest rates, which could lead to a decrease in our net interest margins. In addition, if other banks and financial institutions adopt a strategy of expanding market share through interest rate competition, we may suffer customer attrition due to rate sensitivity. See “—Risks relating to competition—Competition in the Korean financial industry is intense, and we may lose market share and experience declining margins as a result.”

Although it is not possible to predict what, if any, new regulations will ultimately be imposed on Woori Bank and the financial industry, such regulations could reduce our profit margins, limit our operational flexibility and increase competition, which, in turn, could have a materially adverse effect on our results of operations and financial condition.

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

In the past, the Korean government has also announced policies under which financial institutions in Korea are encouraged to provide financial support to particular sectors. For example, in light of the deteriorating financial condition and liquidity position of small- and medium-sized enterprises in Korea and adverse conditions in the Korean economy affecting such enterprises, the Korean government had temporarily introduced measures from April 2020 to September 2023 intended to encourage Korean banks to provide financial support to small- and medium-sized enterprise borrowers, including guidelines for Korean banks to extend loan terms and defer interest payments with respect to small- and medium sized enterprises and small merchants affected by the COVID-19 pandemic. More recently, in December 2023, the Korean government announced a financial support program where participating Korean banks, including Woori Bank, would provide an aggregate amount of approximately ￦2 trillion in liquidity support to small business owners, in response to mounting pressure from the public and regulators to share profits from higher interest rates. Woori Bank announced in December 2023 that it would provide an aggregate of ￦276 billion of financial aid under such program. Furthermore, in February 2024, the Financial Services Commission announced a financial support program amounting to ￦75.9 trillion mostly aimed at helping small- and medium-sized enterprises overcome the prevailing adverse economic conditions in Korea, pursuant to which the five largest banks in Korea, including Woori Bank, pledged to contribute an aggregate of ￦20 trillion to such program. See “—Risks relating to our corporate credit portfolio—The largest portion of our exposure is to small- and medium-sized enterprises, and financial difficulties experienced by companies in this segment may result in a deterioration of our asset quality and have an adverse impact on us.”

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

We are incorporated in Korea, and a substantial majority of our operations are located in Korea. As a result, we are subject to political, economic, legal and regulatory risks specific to Korea, and our performance and successful fulfillment of our operational strategies are dependent to a large extent on the overall Korean economy. Due to the debilitating effects of the COVID-19 pandemic on the Korean economy and the economies of Korea’s major trading partners, the economic indicators in Korea have shown mixed signs of deterioration and uncertain recovery since the outbreak of the COVID-19 pandemic. See “—Other risks relating to our business— The global COVID-19 pandemic and any possible recurrence of other types of widespread infectious diseases may adversely affect our business, financial condition or results of operations.” As a result, future growth of the Korean economy is subject to many factors beyond our control, including developments in the global economy.

In recent years, adverse conditions and volatility in the worldwide financial markets, fluctuations in oil and commodity prices, supply chain disruptions and the increasing weakness of the global economy, mainly due to the COVID-19 pandemic, Russia’s invasion of Ukraine and ensuing sanctions against Russia, difficulties faced by several banks in the United States and Europe and more recently, the escalating hostilities in the Middle East following the Israel-Hamas war as well as rapid increases in policy interest rates globally to combat rising inflationary pressures, have contributed to the uncertainty of global economic prospects in general and have adversely affected, and may continue to adversely affect, the Korean economy. See “—Other risks relating to our business—Unfavorable changes in the global financial markets could adversely affect our results of operations and financial condition.” The value of the Won relative to major foreign currencies has fluctuated significantly and, as a result of uncertain global and Korean economic, social and political conditions, there has been significant volatility in the stock prices of Korean companies recently. Future declines in the Korea Composite Stock Price Index, or the KOSPI, and large amounts of sales of Korean securities by foreign investors and subsequent repatriation of the proceeds of such sales may adversely affect the value of the Won, the foreign currency reserves held by financial institutions in Korea, and the ability of Korean companies to raise capital. Any future deterioration of the Korean or global economy could adversely affect our business, financial condition and results of operations.

Developments that could have an adverse impact on the Korean economy include:

•	declines in consumer confidence and a slowdown in consumer spending, including as a result of the global COVID-19 pandemic and increases in market interest rates;

•	rising inflationary pressures leading to increases in the costs of goods and services and a decrease in purchasing power;

•	the occurrence of severe health epidemics, such as the COVID-19 pandemic, in Korea or other parts of the world;

•

adverse conditions or developments in the economies of countries and regions that are important export markets for Korea, such as China, the United States, Europe and Japan, or in emerging market economies in Asia or elsewhere, including as a result of deteriorating economic and trade relations between the United States and China and increased uncertainties in the global financial markets and industry;

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

•

hostilities, political or social tensions involving Russia (including the invasion of Ukraine by Russia and the ensuing actions that the United States and other countries have taken or may take in the future, such as the imposition of sanctions against Russia) and the resulting adverse effects on the global supply of oil and other natural resources and the global financial markets;

•	increased sovereign default risk in select countries and the resulting adverse effects on the global financial markets;

•

a deterioration in the financial condition or performance of small- and medium-sized enterprises and other companies in Korea due to the Korean government’s policies to increase minimum wages and limit working hours of employees;

•	investigations of chaebols and their senior management for possible misconduct;

•	a continuing rise in the level of household debt and increasing delinquencies and credit defaults by consumer and small- and medium-sized enterprise borrowers in Korea;

•	shortages of imported raw materials, natural resources, rare earth minerals or component parts, including semiconductors, due to disruptions in the global supply chain;

•	social and labor unrest;

•	substantial changes in the market prices of Korean real estate;

•	the economic impact of any pending or future free trade agreements or of any changes to existing free trade agreements;

•

a substantial decrease in tax revenues and a substantial increase in the Korean government’s expenditures for fiscal stimulus measures, unemployment compensation and other economic and social programs, in particular in light of the Korean government’s ongoing efforts to provide emergency relief payments to households and emergency loans to corporations in need of funding in light of COVID-19 as well as recent interest rate increases, which, together, would likely lead to a national budget deficit as well as an increase in the Korean government’s debt;

•

financial problems or lack of progress in the restructuring of chaebols, other large troubled companies (including those in the construction, shipbuilding and shipping sectors), their suppliers or the financial sector;

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

•

hostilities or political or social tensions involving countries in the Middle East (including those resulting from the escalating hostilities in the Middle East following the Israel-Hamas war) and Northern Africa and any material disruption in the global supply of oil or sudden increase in the price of oil;

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

Relations between Korea and North Korea have been tense throughout Korea’s modern history. The level of tension between the two Koreas has fluctuated and may increase abruptly as a result of current and future events. In particular, there have been heightened security concerns in recent years stemming from North Korea’s nuclear weapon, ballistic missile and satellite programs as well as its hostile military actions against Korea. Some of the significant incidents in recent years include the following:

•

North Korea renounced its obligations under the Nuclear Non-Proliferation Treaty in January 2003 and has conducted six rounds of nuclear tests since October 2006, including claimed detonations of hydrogen bombs, and warheads that can be mounted on ballistic missiles. Over the years, North Korea has also conducted a series of ballistic missile tests, including missiles launched from submarines and intercontinental ballistic missiles that it claims can reach the United States mainland. North Korea has increased the frequency of such activities since the beginning of 2022, firing numerous ballistic missiles, including intercontinental ballistic missiles, and in November 2023, successfully launched its first spy satellite. In response, the Korean government has repeatedly condemned the provocations and flagrant violations of relevant United Nations Security Council resolutions. In February 2016, the Korean government also closed the inter-Korea Gaeseong Industrial Complex in response to North Korea’s fourth nuclear test in January 2016. Internationally, the United Nations Security Council has passed a series of resolutions condemning North Korea’s actions and significantly expanding the scope of sanctions applicable to North Korea. Over the years, the United States and the European Union have also expanded their sanctions applicable to North Korea.

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

North Korea’s economy also faces severe challenges, which may further aggravate social and political pressures within North Korea. Although bilateral summit meetings between Korea and North Korea were held in April, May and September 2018 and between North Korea and the United States in June 2018, February 2019 and June 2019, there can be no assurance that the level of tensions affecting the Korean peninsula will not escalate in the future. Any further increase in tensions, which may occur, for example, if North Korea experiences a leadership crisis, high-level contacts between Korea and North Korea or between the United States and North Korea break down or military hostilities occur, could have a material adverse effect on the Korean economy and on our business, financial condition and results of operations and the market value of our common stock and ADSs, including a downgrade in the credit rating of Korea or us.

Labor unrest in Korea may adversely affect our operations.

Economic difficulties in Korea or increases in corporate reorganizations and bankruptcies could result in layoffs and higher unemployment. Such developments could lead to social unrest and substantially increase government expenditures for unemployment compensation and other costs for social programs. According to statistics from the Korea National Statistical Office, the unemployment rate decreased from 4.0% in 2020 to 3.7% in 2021, 2.9% in 2022 and 2.7% in 2023. However, increases in unemployment and any resulting labor unrest in the future could adversely affect our operations, as well as the operations of many of our customers and their ability to repay their loans, and could adversely affect the financial condition of Korean companies in general, depressing the price of their securities. These developments would likely have an adverse effect on our financial condition and results of operations.

Risks relating to our common stock and ADSs

Certain dealings in our common stock by us or our major shareholders may adversely affect the market price of our common stock and ADSs and may dilute your investment and relative ownership interest in us.

Some of our major shareholders may choose to sell large blocks of our common stock in a public offering or privately to a strategic or financial investor. For example, IMM Private Equity, Inc., through its special purpose company Nobis1, Inc., owned 40,560,000 shares, or 5.39%, of our outstanding common stock as of December 31, 2023. In March 2024, Nobis1, Inc. conducted a block sale of 12,560,000 of our shares of common stock, as a result of which it owned 28,000,000 shares, or 3.72%, of our common stock outstanding as of March 4, 2024, according to their beneficial ownership report filed with the Financial Supervisory Service on March 8, 2024.

Furthermore, we may decide to offer or sell our common stock or ADSs or securities exchangeable for or convertible into such securities in the future, although we do not currently have any plans for such offering or sale. For example, in August 2023, we issued 32,474,711 shares of our common stock in connection with a “comprehensive stock exchange” with certain shareholders of Woori Investment Bank Co., Ltd. and Woori Venture Partners Co., Ltd., as a result of which such entities became our wholly-owned subsidiaries. Such activities or any other offerings by us of our common stock or ADSs in the future could have a dilutive impact on your investment and relative ownership interest in us.

Any significant sale of our common stock by a major shareholder, future offerings or sales by us of our common stock or ADSs or securities exchangeable for or convertible into such securities, or the public perception that such an offering or sale may occur, could have an adverse effect on our shareholders’ ownership interest in us or the market price of our common stock and ADSs.

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

Our common stock is listed on the KRX KOSPI Market, which has a smaller market capitalization and is more volatile than the securities markets in the United States and many European countries. The market value of ADSs may fluctuate in response to the fluctuation of the trading price of shares of our common stock on the KRX KOSPI Market. The KRX KOSPI Market has experienced substantial fluctuations in the prices and volumes of sales of listed securities and the KRX KOSPI Market has prescribed a fixed range in which share prices are permitted to move on a daily basis. The KOSPI was 2,656.3 on April 26, 2024. There is no guarantee that the stock prices of Korean companies will not decline again in the future. Like other securities markets, including those in developed markets, the Korean securities market has experienced problems including market manipulation, insider trading and settlement failures. The recurrence of these or similar problems could have a material adverse effect on the market price and liquidity of the securities of Korean companies, including our common stock and ADSs, in both the domestic and the international markets.

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

If the Korean government deems that certain emergency circumstances, including, but not limited to, severe and sudden changes in domestic or overseas economic circumstances, extreme difficulty in stabilizing the balance of payments or implementing currency, exchange rate and other macroeconomic policies, have occurred or are likely to occur, it may impose certain restrictions provided for under the Foreign Exchange Transaction Act of Korea, including the suspension of payments or requiring prior approval from governmental authorities for any transaction. See “Item 10.D. Exchange Controls—General.”

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

In December 2000, the Korean government wrote down the capital of Hanvit Bank, as well as Kyongnam Bank, Kwangju Bank and Peace Bank of Korea, to zero through a Financial Services Commission capital reduction order pursuant to its regulatory authority. The Korean government immediately recapitalized these banks by injecting public funds through the KDIC. In December 2000, the KDIC made significant initial capital injections to Hanvit Bank, Kyongnam Bank, Kwangju Bank and Peace Bank of Korea, in return for new shares of those banks. The KDIC also made additional capital contributions, not involving the issuance of new shares, in September 2001 to each of these banks.

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

Spin-off of Kwangju Bank and Kyongnam Bank

In May 2014, Woori Finance Holdings spun off its businesses related to the holding of the shares, and thereby controlling the business operations, of Kwangju Bank and Kyongnam Bank to establish KJB Financial Group and KNB Financial Group, respectively (which we collectively refer to as the New Holdcos). Following such spin-off, KJB Financial Group owned the shares of Kwangju Bank previously held by Woori Finance Holdings, and KNB Financial Group owned the shares of Kyongnam Bank previously held by Woori Finance Holdings. Woori Finance Holdings no longer owned any shares of Kwangju Bank or Kyongnam Bank, and neither they nor the New Holdcos were its subsidiaries after the spin-off. Following the spin-off, each of these banks subsequently merged with the relevant New Holdco.

In October 2014, the KDIC sold its 56.97% ownership interest in Kwangju Bank and Kyongnam Bank to JB Financial Group and BNK Financial Group (formerly known as BS Financial Group), respectively.

Disposal of Woori Financial, Woori Asset Management, Woori F&I, Woori Investment & Securities, Woori Aviva Life Insurance and Woori FG Savings Bank

In March 2014, Woori Finance Holdings sold its 52.0% ownership interest in Woori Financial to KB Financial Group. In May 2014, Woori Finance Holdings sold its 100.0% ownership interest in Woori Asset Management to Kiwoom Securities. In June 2014, Woori Finance Holdings sold its 100.0% ownership interest in Woori F&I to Daishin Securities. In June 2014, Woori Finance Holdings also sold its 37.9% ownership interest in Woori Investment & Securities, its 51.6% ownership interest in Woori Aviva Life Insurance and its 100.0% ownership interest in Woori FG Savings Bank to NongHyup Financial Group Inc. in a collective sale.

Merger of Woori Bank and Woori Finance Holdings

In November 2014, Woori Finance Holdings merged with and into Woori Bank, with Woori Bank remaining as the surviving entity and Woori Finance Holdings ceasing to exist. In connection with the merger, shareholders of Woori Finance Holdings received one share of Woori Bank’s common stock for each share of common stock of Woori Finance Holdings they held.

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

Sales of the KDIC’s Ownership Interest

Pursuant to the Korean government’s privatization plan, in December 2014, the KDIC sold 40,143,022 shares of Woori Bank’s common stock (representing 5.9% of its outstanding common stock) through a bidding process in Korea. In addition, in December 2016 and January 2017, the KDIC sold an aggregate of 200,685,395 shares of Woori Bank’s common stock (representing 29.7% of its outstanding common stock) in stakes ranging from 3.7% to 6.0% to seven financial companies through a bidding process. In 2017, pursuant to a series of transactions related to call options previously granted in connection with the KDIC’s sale of Woori Bank’s common stock in December 2014, the KDIC sold an aggregate of 19,852,364 shares of Woori Bank’s common stock (representing 2.9% of its outstanding common stock). As a result of such transactions, the KDIC’s ownership interest in Woori Bank was reduced to 18.4%. In connection with our establishment in January 2019 as a new financial holding company pursuant to a “comprehensive stock transfer” under Korean law, the KDIC received 124,604,797 shares of our outstanding common stock in exchange for the common stock of Woori Bank it owned. In June 2019, the Financial Services Commission approved the KDIC’s plan to sell all such common stock in multiple transactions by 2022, and in a series of transactions from 2021 to 2022, the KDIC sold all but 1.24% of our outstanding common stock that it held. In October 2023, the KDIC entered into a memorandum of understanding with us to sell its remaining shares in 2024, and in March 2024, we acquired all such remaining shares from the KDIC. As of the date of this annual report, the KDIC no longer holds any of our shares.

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

The shareholders of Woori Bank were entitled to exercise appraisal rights with respect to its common stock held by them in accordance with Korean law. In December 2018 and January 2019, shareholders exercised their appraisal rights with respect to the shares of common stock of Woori Bank. As a result of the exchange for our common stock of such treasury shares obtained by Woori Bank pursuant to the exercise of appraisal rights by its shareholders and other treasury shares it held, as well as the transfer by Woori Bank of the shares it held in its relevant subsidiaries to us, Woori Bank received an aggregate of 2.7% of our total issued common stock as of January 11, 2019. Subsequently, in March 2019, Woori Bank sold all such shares to institutional investors in a block trade.

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

•

In September 2019, we conducted a “comprehensive stock exchange” under Korean law with Woori Bank, the former parent company of Woori Card, whereby Woori Bank transferred all of its Woori Card shares to us for a combination of shares of our common stock and cash. As a result of the stock exchange, Woori Card ceased to be Woori Bank’s subsidiary and became our direct and wholly-owned subsidiary. Pursuant to applicable Korean law, Woori Bank was required to dispose of the shares of our common stock it received in the stock exchange within six months of its consummation and therefore sold part of such shares to Fubon Life Insurance Co., Ltd. in September 2019 and the remainder of such shares through block trades in November 2019.

•

In September 2019, we acquired a 59.8% equity interest in Woori Investment Bank from Woori Bank, its former parent company, following which Woori Investment Bank became our direct consolidated subsidiary and ceased to be Woori Bank’s subsidiary. Woori Investment Bank’s common stock was listed on the KRX KOSPI Market. In August 2023, we acquired the remaining shares of Woori Investment Bank through a “comprehensive stock exchange” under Korean law, following which Woori Investment Bank became our wholly-owned subsidiary.

•

In October 2019, Woori Bank acquired a 20% equity interest in Lotte Card Co., Ltd., which was the sixth largest credit card issuer in Korea at the time of acquisition, according to the Financial Statistics Information System, which is maintained by the Financial Supervisory Service. See “Item 4.B. Business Overview—Credit Cards.”

•

In December 2019, we acquired Woori Global Asset Management Co. (formerly known as ABL Global Asset Management Co.) from Anbang Asset Management (Hong Kong) Co., Limited, which became our consolidated subsidiary. In January 2024, we merged Woori Global Asset Management Co., Ltd. with and into Woori Asset Management Corp., which became our consolidated subsidiary in which we held a 77.5% equity interest. In March 2024, we acquired all remaining shares of Woori Asset Management Corp. from Yuanta Securities Korea Co., Ltd., pursuant to which Woori Asset Management Corp. became our wholly-owned subsidiary.

•

In December 2019, we acquired an aggregate 51% equity interest in Woori Asset Trust Co., Ltd. (formerly known as Kukje Asset Trust Ltd.), consisting of (i) 44.5% from its majority shareholders, including former chairman Jae-Eun Yoo, and (ii) 6.5% from Woori Bank. In March 2023, we acquired an additional 21.3% equity interest in Woori Asset Trust Co., Ltd. pursuant to our share purchase agreement with the former majority shareholders, as a result of which we currently hold an aggregate 72.3% equity interest in Woori Asset Trust Co., Ltd., which is currently our consolidated subsidiary. In March 2024, we participated in a capital increase by Woori Asset Trust Co., Ltd. and Woori Asset Trust Co. cancelled its treasury shares, as a combined result of which our equity interest in Woori Asset Trust Co., Ltd. increased to 96.7%. In April 2024, we acquired additional shares of Woori Asset Trust Co., Ltd. from its minority shareholders, which further increased our equity interest to 98.7%.

•

In December 2020, we acquired a 74.0% equity interest in Woori Financial Capital Co., Ltd. (formerly known as Aju Capital Co., Ltd.) from Well to Sea Investment. Notwithstanding the foregoing, for accounting purposes, Woori Financial Capital Co., Ltd. became our consolidated subsidiary in October 2020. In March 2021, we acquired Woori Savings Bank (formerly known as Aju Savings Bank) from Woori Financial Capital Co., Ltd., our consolidated subsidiary, and as a result, Woori Savings Bank ceased to be the subsidiary of Woori Financial Capital Co., Ltd. and became our direct consolidated subsidiary. We acquired additional equity interests in Woori Financial Capital Co., Ltd. of 12.9% and 3.6% from Aju Corporation in April 2021 and May 2021, respectively, as a result of which our aggregate equity interest in Woori Financial Capital Co., Ltd. became 90.5%. In August 2021, we acquired the remaining shares of Woori Financial Capital Co., Ltd. and integrated Woori Financial Capital Co., Ltd. as our wholly-owned subsidiary through a “comprehensive stock exchange” under Korean law.

•	In January 2022, we established Woori Financial F&I Inc. as a wholly-owned subsidiary to invest in non-performing loans and restructuring companies.

•

In March 2023, we acquired a 52% equity interest in, and the management rights to, Daol Investment, a venture capital company, from its largest shareholder, Daol Investment & Securities Co., Ltd. Following such acquisition, Daol Investment was subsequently renamed Woori Venture Partners Co., Ltd. In August 2023, we acquired the remaining shares of Woori Venture Partners Co., Ltd. through a “comprehensive stock exchange” under Korean law, following which Woori Venture Partners Co., Ltd. became our wholly-owned subsidiary.

Item 4.B.	Business Overview

We are one of the largest financial holding companies in Korea, in terms of consolidated total assets, and our operations include Woori Bank, one of the largest commercial banks in Korea. Our subsidiaries collectively engage in a broad range of businesses, including corporate banking, consumer banking, credit card operations, investment banking, capital markets activities, international banking, asset management and other businesses. We provide a wide range of products and services to our customers, which mainly comprise small- and medium-sized enterprises and individuals, as well as some of Korea’s largest corporations. As of December 31, 2023, we had, on a consolidated basis, total assets of ￦498,005 billion, total liabilities of ￦464,607 billion and total equity of ￦33,397 billion.

As one of the leading financial services groups in Korea, we believe our core competitive strengths include the following:

Strong and long standing relationships with corporate customers. Historically our operations concentrated on large corporate customers. As a result, we believe that we have strong relationships with many of Korea’s leading corporate groups, and we are the main creditor bank to 11 of the 38 largest Korean corporate borrowers. Further enhancing our corporate loan portfolio is our ability to lend to small- and medium-sized enterprise customers. As of December 31, 2023, we had 409,956 small- and medium-sized enterprise borrowers.

Large and loyal retail customer base. With respect to our consumer banking operations, we have the third-largest deposit base among Korean commercial banks, and over 24.9 million retail customers, representing about half of the Korean adult population. Of these customers, over 10.1 million are active customers, meaning that they have a deposit account with us with an average monthly balance of at least ￦300,000 or have a loan account with us.

Extensive distribution and marketing network. We serve our customers primarily through one of the largest banking networks in Korea, comprising 711 branches and 3,685 ATMs and cash dispensers as of December 31, 2023. Through Woori Bank, we also operate 10 dedicated corporate banking centers and 81 general managers for our large corporate customers and 766 relationship managers stationed at 586 branches (as well as 509 additional non-stationed employees who serve as relationship managers as needed) for our small- and medium-sized enterprise customers as of December 31, 2023. In addition, we have Internet and mobile banking platforms to enhance customer convenience, reduce service delivery costs and allow our branch staff to focus on marketing and sales.

Strong capital base. As of December 31, 2023, our consolidated equity totaled ￦33 trillion, and our total capital adequacy ratio was 15.81%. Our management team at the holding company carefully coordinates the capital and dividend plans of each of our subsidiaries and for the consolidated group to ensure that we optimize our capital position. We believe our strong capital base and coordinated capital management enable us to support growth of our core businesses and to pursue franchise-enhancing initiatives such as selective investments and acquisitions.

Strong and experienced management team. We benefit from our management team’s extensive experience accumulated with our subsidiaries and their predecessors. In March 2023, Jong-Yong Yim assumed the role of our representative director, president and chief executive officer, which we believe will continue to enhance the quality of our management team and corporate governance. We also believe that the extensive experience of many members of our management team in the financial sector will help us to continue to strengthen our operations.

Strategy

We aim to continue to build our position as a comprehensive financial services provider in Korea, with a view to having our business platform and operating structure on par with those of leading global financial institutions. The key elements of our strategy are as follows:

Provide comprehensive financial services and maximize synergies among our subsidiaries through our financial holding company structure. We plan to become a comprehensive financial services provider capable of developing and cross-selling a diverse range of products and services to our large existing base of retail and corporate banking customers, so that we can more effectively compete with leading domestic and international financial institutions. We believe that the adoption of a financial holding company structure will continue to help us increase customer satisfaction, generate synergies and maximize profitability, by creating an integrated system among our affiliated companies and allowing us to effectively provide various financial services, including comprehensive one-stop asset management services customized for clients, based on active expansion of non-banking and global business operations. One of the intended benefits of our financial holding company structure is that it enhances our ability to engage in mergers and acquisitions which we may decide to pursue as part of our strategy. For example, in an effort to expand our asset management services, we acquired equity interests in Woori Asset Management Corp., Woori Global Asset Management Co. and Woori Asset Trust Co., Ltd. in 2019 and Woori Financial Capital Co., Ltd. in 2020, which became our consolidated subsidiaries. We also established Woori Financial F&I Inc. as our direct consolidated subsidiary in January 2022. In March 2023, in an effort to expand our non-banking business, we acquired a 52% equity interest in, and the management rights to, Daol Investment, a venture capital company, which was subsequently renamed Woori Venture Partners Co., Ltd. In August 2023, we acquired the remaining shares of Woori Venture Partners Co., Ltd. through a “comprehensive stock exchange” under Korean law, following which Woori Venture Partners Co., Ltd. became our wholly-owned subsidiary. We may consider additionally acquiring or merging with other financial institutions, particularly in the non-banking sector, to achieve more balanced growth and further diversify our revenue base.

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

Further improve our asset quality and strengthen our risk management practices. Woori Bank was one of the earliest and most aggressive banks in Korea to actively reduce non-performing loans through charge-offs and sales to third parties, and has taken various measures to facilitate the disposal of its substandard or below loans. As a result of these and other initiatives, our ratio of non-performing loans to total loans has remained at relatively low levels in recent years. Specifically, our ratio of non-performing loans to total loans was 0.29% as of December 31, 2022 and 0.35% as of December 31, 2023.

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

Accelerate digital innovation. The digital finance market has recently seen major growth due to the entry of fintech firms and the rapid digital transformations of our competitors, and the social distancing trends resulting from the COVID-19 pandemic have only accelerated the digitalization of finance. We have actively engaged in such trends through the adoption of innovative initiatives and aim to become a leader in digitization. As part of such efforts, in May 2015, Woori Bank established a mobile financial service platform through the launch of the first mobile-only banking service in Korea called WiBee Bank, which was later integrated into Woori Bank’s Woori WON mobile banking application in July 2023. In April 2017, Kbank, formed by a consortium with KT Corporation and 20 other companies, in which we, through Woori Bank, own 12.6% of the equity with voting rights as of December 31, 2023, launched its services to become the first Internet-only bank in Korea. In recent years, we have also strengthened our alliances with information technology companies to provide innovative electronic payment methods and launched a program to discover and provide support to innovative fintech startup companies in Korea, currently known as Digital Innovation Lab, or DinnoLab.

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

Our chief digital officer is responsible for overseeing our group-wide digital strategies and initiatives. In recent years, we have focused on increasing the use of our group-wide platforms by our customer base, building data and AI infrastructure, and developing and strengthening our digital-focused personnel. In January 2022, we began providing blockchain-based mobile driver’s license services to our customers through the adoption of a decentralized identity technology. In September 2022, we began developing guidelines and digital competency standards for our career development program to support our digital professionals at the group level.

In 2023, we continued our efforts to improve our digital competitiveness and to secure new avenues of growth by upgrading our IT infrastructure, entering cross-industry partnerships, expanding our regional DinnoLab centers and discovering new non-financial business opportunities. For example, in March 2023, we launched the Woori WON certification service, the first cloud computing-based certification service in the banking industry, and in December 2023, we completed the restructuring of our IT infrastructure from a total outsourcing model to an insourcing model to improve our digital competitiveness. We are in the process of developing the required strategy and infrastructure to allow us to provide universal banking services centered around bank application systems and are striving toward having such system available by the end of 2024.

Expand presence in the global market. We continually expand our global network mainly through Woori Bank and Woori Card and aim to strengthen our overseas operations to diversify our profit base, which is currently concentrated in Korea. We currently maintain, in aggregate, over 580 branches in over 20 countries and have made major strides in our overseas operations since our establishment of the first overseas branch of a Korean commercial bank in Tokyo, Japan in 1968. In December 2014, Woori Bank became the first Korean bank to be involved in a merger with a listed overseas bank when its subsidiary PT. Bank Woori Indonesia merged with and into PT. Bank Himpunan Saudara 1906 Tbk, which was renamed PT Bank Woori Saudara Indonesia 1906 Tbk. In October 2016, Woori Bank acquired a 51% equity interest in Wealth Development Bank, a thrift bank in the Philippines, and partnered with Vicsal Development Corporation, an operator of department stores and supermarkets in the Philippines and another major shareholder of Wealth Development Bank, to actively expand its base of local customers. In addition, in November 2016, Woori Bank obtained a banking license to establish a local subsidiary in Vietnam, Woori Bank Vietnam, which commenced operations in January 2017 and manages the local operations of Woori Bank’s branches in Vietnam. Furthermore, Woori Bank has expanded the scope of its operations in Myanmar, Indonesia, Cambodia and the Philippines in order to capitalize on the potential for high growth and profitability in Southeast Asia and established a representative office in Poland as well as additional branches in India. In June 2018, Woori Bank acquired VisionFund (Cambodia) Ltd., a microfinance deposit-taking institution in Cambodia, and renamed it WB Finance Co., Ltd, and in November 2018, Woori Bank established a German subsidiary, Woori Bank Europe Gmbh, which is headquartered in Frankfurt. In February 2020, WB Finance Co., Ltd. merged with Woori Finance (Cambodia) Plc., a Cambodian microfinance institution, and in November 2021, it obtained a commercial banking license from the Cambodian financial authorities and began its nationwide operations as Woori Bank (Cambodia) PLC. Woori Bank has a presence in over 20 countries with over 460 branches and offices outside Korea. In 2016, Woori Card expanded overseas by establishing TuTu Finance-WCI Myanmar Co., Ltd., microfinance firm, in Myanmar. In August 2022, Woori Card acquired an 82.0% equity interest in PT Batavia Prosperindo Finance, Tbk, a consumer finance company in Indonesia, and renamed it PT Woori Finance Indonesia, Tbk. In January 2023, we acquired an additional 2.5% equity interest in PT Woori Finance Indonesia, Tbk, following which our interest therein increased to 84.5%.

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

Establish a robust internal controls system. In order to prevent the recurrence of any large-scale financial incidents, we aim to strengthen and improve our internal controls system by implementing various measures that would minimize our operational risks, in particular those stemming from employee misconduct. For example, in June 2023, we created a new external whistleblowing channel that allows our employees to report irregularities with strengthened anonymity and enhanced incentives. In addition, Woori Bank has increased the number of employees tasked with various internal controls-related tasks, including compliance supervision, risk management, consumer protection and regular inspections, and has implemented certain guidelines on promotions designed to incentivize employees to take on internal controls-related duties. Furthermore, Woori Bank has strengthened its internal control processes for monitoring its overseas wire transfers, including by establishing a new international trade monitoring team in July 2022.

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

The following table sets forth the balances and percentages of our total lending and total deposits represented by our large corporate and small- and medium-sized enterprise customer loans and deposits, respectively, and the number of such customers as of the dates indicated:

	As of December 31,
	2022			2023
	Amount		% of Total	Amount		% of Total
	(in billions of Won, except percentages)
Loans(1):
Small- and medium-sized enterprise(2)	￦	122,925	35.6%	￦	130,553	36.2%
Large corporate(3)		34,519	10.0		37,574	10.4
Others(4)		33,657	9.7		32,902	9.1

Total	￦	191,101	55.3%	￦	201,029	55.7%

Deposits:
Small- and medium-sized enterprise	￦	70,492	20.6%	￦	70,165	19.6%
Large corporate		108,536	31.7		118,001	33.0

Total	￦	179,028	52.3%	￦	188,166	52.6%

Number of borrowers:
Small- and medium-sized enterprise		424,062			409,956
Large corporate		2,493			1,932

(1)

Not including due from banks, other financial assets and outstanding credit card balances, and prior to deducting allowance for credit losses and present value discount or reflecting loan origination costs and fees.

(2)

Loans to “small- and medium-sized enterprises” as defined in the Framework Act on Small and Medium Enterprises of Korea and related regulations (and including project finance loans to such enterprises). See “—Small- and Medium-Sized Enterprise Banking.”

(3)

Loans to companies that are not “small- and medium-sized enterprises” as defined in the Framework Act on Small and Medium Enterprises of Korea and related regulations, and typically including companies that (i) have assets of ￦12 billion or more and (ii) had sales of ￦10 billion or more in the previous fiscal year, and are therefore subject to external audit under the Act on External Audit of Stock Companies. See “—Large Corporate Banking.”

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

Small- and Medium-Sized Enterprise Banking

We use the term “small- and medium-sized enterprises” as defined in the Framework Act on Small and Medium Enterprises of Korea and related regulations. Under the Framework Act on Small and Medium Enterprises of Korea and related regulations, in order to qualify as a small- and medium-sized enterprise, (i) the enterprise’s total assets at the end of the immediately preceding fiscal year must be less than ￦500 billion, (ii) the enterprise must meet the average or annual sales revenue standards prescribed by the Enforcement Decree of the Framework Act on Small and Medium Enterprises that are applicable to the enterprise’s primary business, and (iii) the enterprise must meet the standards of substantial management independence from ownership as prescribed by the Framework Act on Small and Medium Enterprises. However, pursuant to amendments to the Framework Act on Small and Medium Enterprises and its Enforcements Decree, which became effective in June 2020, an enterprise that qualifies as a small- and medium-sized enterprise pursuant to the above definition shall no longer be considered a small- and medium-sized enterprise if it is incorporated into, or is deemed to be incorporated into, a business group subject to certain disclosure requirements under the Monopoly Regulation and Fair Trade Act. Furthermore, certified social enterprises (as defined in the Social Enterprise Promotion Act of Korea), cooperatives, federations of cooperatives, social cooperatives and federations of social cooperatives, federations of heterogeneous cooperatives that consist of small- and medium-sized enterprises under the Framework Act on Small and Medium Enterprises (as defined in the Framework Act on Cooperatives), cooperatives, federations and national federations (as defined in the Consumer Cooperatives Act), as well as cooperatives, business cooperatives and federations of cooperatives (as defined in the Small and Medium Enterprise Cooperatives Act) that satisfy the requirements prescribed by the Framework Act on Small and Medium Enterprises, may also qualify as small- and medium-sized enterprises. The small- and medium-sized enterprise segment of the corporate banking market has grown significantly in recent years, including as a result of government measures to encourage lending to these enterprises. As of December 31, 2023, 19.1% of our small- and medium-sized enterprise loans were extended to borrowers in the manufacturing industry, 16.1% were extended to borrowers in the retail and wholesale industries, and 6.9% were extended to borrowers in the hotel, leisure and transportation industries.

We service our small- and medium-sized enterprise customers primarily through Woori Bank’s network of branches and small- and medium-sized enterprise relationship managers. As of December 31, 2023, Woori Bank had stationed one or more relationship managers at 586 branches, of which 253 were located in Seoul. The relationship managers specialize in servicing the banking needs of small- and medium-sized enterprise customers and concentrate their marketing efforts on developing new customers in this segment. As of December 31, 2023, Woori Bank had a total of 766 small- and medium-sized enterprise relationship managers stationed at its branches (as well as 509 non-stationed employees who serve as relationship managers as needed).

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

Lending Activities. We provide both working capital loans and facilities loans to our small- and medium-sized enterprise customers. As of December 31, 2023, working capital loans and facilities loans accounted for 42.5% and 53.4% respectively, of our total small- and medium-sized enterprise loans. As of December 31, 2023, we had 409,956 small- and medium-sized enterprise borrowers.

As of December 31, 2023, secured loans and loans guaranteed by a third party accounted for 79.3% and 4.7%, respectively, of our small- and medium-sized enterprise loans. As of December 31, 2023, approximately 71.1% of the secured loans were secured by real estate or movable property and 0.4% were secured by deposits. Working capital loans generally have a maturity of one year, but may be extended on an annual basis for an aggregate term of three to five years. Facilities loans have a maximum maturity of 20 years.

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

Pricing. We establish the pricing for our small- and medium-sized enterprise loan products based principally on transaction risk, our cost of funding and market considerations. Our lending rates are generally determined using our Credit Wizard system. We use our Credit Wizard system to manage our lending activities, and input data gathered from loan application forms, credit scores of borrowers and the appraisal value of collateral provided by external valuation experts into the Credit Wizard system and update such information periodically to reflect changes in such information. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Credit Risk Management—Credit Evaluation and Approval.” We measure transaction risk using factors such as the credit rating assigned to a particular borrower and the value and type of collateral. Our system also takes into account cost factors such as the current market interest rate, opportunity cost and cost of capital, as well as a spread calculated to achieve a target rate of return. Depending on the price and other terms set by competing banks for similar borrowers, we may reduce the interest rate we charge to compete more effectively with other banks. Loan officers have limited discretion in deciding what interest rates to offer, and significant variations require review at higher levels. As of December 31, 2023, approximately 73.7% of our small- and medium-sized enterprise loans had interest rates that varied with reference to current market interest rates.

Large Corporate Banking

Our large corporate customers consist of companies that are not “small- and medium-size enterprises” as defined in the Framework Act on Small and Medium Enterprises of Korea and related regulations, and typically include companies that (i) have assets of ￦12 billion or more and (ii) had sales of ￦10 billion or more in the previous fiscal year, and that are therefore subject to external audit under the Act on External Audit of Stock Companies. As a result of our history and development, particularly the history of Woori Bank, we remain the main creditor bank to many of Korea’s largest corporate borrowers.

In terms of our outstanding loan balance, as of December 31, 2023, 42.7% of our large corporate loans were extended to borrowers in the manufacturing industry, 25.3% were extended to borrowers in the finance and insurance industries and 7.6% were extended to borrowers in the retail and wholesale industries.

We service our large corporate customers primarily through Woori Bank’s network of dedicated corporate banking centers and general managers. Woori Bank operates 10 dedicated corporate banking centers, all of which are located in the Seoul metropolitan area. Each center is staffed with one or more general managers, and certain centers are headed by a senior general manager. Depending on the center, each such manager is responsible for large corporate customers that either are affiliates of a particular chaebol or operate in a particular industry or region. As of December 31, 2023, Woori Bank had a total of 81 general managers who focus on marketing to and managing the accounts of large corporate customers.

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

Lending Activities. We provide both working capital loans and facilities loans to our large corporate customers. As of December 31, 2023, working capital loans (including domestic usance, bills bought and securities sold under repurchase agreements) and facilities loans accounted for 68.9% and 21.1% respectively, of our total large corporate loans.

Loans to large corporate customers may be secured by real estate or deposits or be unsecured. As of December 31, 2023, secured loans and loans guaranteed by a third party accounted for 23.6% and 4.3% respectively, of our large corporate loans. Since a relatively low percentage of our large corporate loan portfolio is secured by collateral, we may be required to establish larger allowances for credit losses with respect to any such loans that become non-performing or impaired. See “—Assets and Liabilities—Asset Quality of Loans—Loan Loss Provisioning Policy.” As of December 31, 2023, approximately 60.6% of the secured loans were secured by real estate and approximately 4.7% were secured by deposits. Working capital loans generally have a maturity of one year but may be extended on an annual basis for an aggregate term of three to five years. Facilities loans have a maximum maturity of 20 years.

We evaluate creditworthiness and collateral for our loans to large corporate customers in essentially the same way as we do for loans to small- and medium-sized enterprise customers. See “—Small- and Medium-Sized Enterprise Banking—Lending Activities.”

Pricing. We determine the pricing of our loans to large corporate customers in the same way that we determine the pricing of our loans to small- and medium-sized enterprise customers. See “—Small- and Medium-Sized Enterprise Banking—Pricing.” As of December 31, 2023, approximately 81.1% of these loans had interest rates that varied with reference to current market interest rates.

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

Lending Activities

We offer a variety of consumer loan products to households and individuals. We differentiate our product offerings based on a number of factors, including the customer’s age group, the purpose for which the loan is used, collateral requirements and maturity. The following table sets forth the balances and percentage of our total lending represented by our consumer loans as of the dates indicated:

	As of December 31,
	2022			2023
	Amount(1)		% of Total Loans(2)	Amount(1)		% of Total Loans(2)
	(in billions of Won, except percentage)
General purpose household loans	￦	43,614	12.6%	￦	43,724	12.1%
Mortgage loans		69,299	20.1		71,821	19.9
Home equity loans		31,027	9.0		31,592	8.8

Total	￦	143,940	41.7%	￦	147,137	40.8%

(1)	Not including outstanding credit card balances, and prior to deducting allowance for credit losses and present value discount or reflecting loan origination costs and fees.
(2)	Total loans do not include other financial assets and are before the deduction of allowance for credit losses and present value discount and the reflection of loan origination costs and fees.

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

For secured loans, including mortgage and home equity loans, we generally lend up to 70% of the collateral value (except in certain regulated areas designated by the Korean government where we generally limit our lending to 50% of the appraised value of collateral, and for certain first-time homebuyers, we may lend up to 80% of the appraised value of collateral) minus the value of any lien or other security interest that is prior to our security interest. In calculating the collateral value for real estate for such secured consumer loans (which principally consists of residential properties), we generally use the fair value of the collateral as appraised by KB Land, the Korea Real Estate Board or other external appraisal experts, which is collated in our Credit Wizard system. We generally revalue collateral on a periodic basis. As of December 31, 2023, the revaluation frequency was every year for real estate (with apartments being revalued every month, subject to the availability of certain specified market value information), every year for equipment, every month for deposits and every week for stocks listed on a major Korean stock exchange.

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

General Purpose Household Loans

Our general purpose household loans may be secured by real estate (other than homes), deposits or securities. As of December 31, 2023, approximately ￦24,412 billion, or 55.8%, of our general purpose household loans were unsecured, although some of these loans were guaranteed by a third party. Overdraft loans are primarily unsecured and typically have a maturity between one and three years.

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

Our interest rates also incorporate a margin based on, among other things, the type of collateral (if any), priority with respect to any security, our target loan-to-value ratio and loan duration. We also can adjust the applicable rate based on current or expected profit contribution of the customer. Our lending rates are generally determined by our Credit Wizard system. The applicable interest rate is determined at the time of the drawdown of the loan. We also charge a termination fee in the event a borrower repays the loan prior to maturity. As of December 31, 2023, approximately 66.8% of our general purpose household loans had floating interest rates.

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

As of December 31, 2023, approximately 61.8% of our mortgage and home equity loans were secured by residential or other property, 29.4% of our mortgage and home equity loans were guaranteed by Korean government-related housing funds and 3.3% of our mortgage and home equity loans, contrary to general practices in the United States, were unsecured (although the use of proceeds from mortgage and home equity loans is restricted for the purpose of financing home purchases and some of these loans were guaranteed by a third party). One reason that a portion of our mortgage and home equity loans are unsecured is that we, along with other Korean banks, provide advance loans to borrowers for the down payment of new housing (particularly apartments) that is in the process of being built. Once construction is completed, which may take several years, these mortgage and home equity loans become secured by the new housing purchased by these borrowers. As of December 31, 2023, we had issued unsecured construction loans relating to housing where construction was not completed in the amount of ￦3,383 billion. For the year ended December 31, 2023, the average initial loan-to-value ratio of our mortgage loans and home equity loans was approximately 65.2% and 51.2% respectively, compared to 59.8% and 45.2% for the year ended December 31, 2022. The average loan-to-value ratio of our mortgage loans and home equity loans as of December 31, 2023 was approximately 50.4% and 39.7% respectively, compared to 43.4% and 35.3% as of December 31, 2022.

Pricing. The interest rates for our mortgage and home equity loans are determined on essentially the same basis as our general purpose household loans, except that for mortgage and home equity loans we place significantly greater weight on the value of any collateral that is being provided to secure the loan. The base rate we use in determining the interest rate for our mortgage and home equity loans is identical to the base rate we use to determine pricing for our general purpose household loans. As of December 31, 2023, approximately 62.1% of our outstanding mortgage and home equity loans had floating interest rates.

Private Banking Operations

Our private banking operations within Woori Bank aim to service our high net worth and mass affluent retail customers. As of December 31, 2023, we had 286,422 customers who qualified for private banking services, representing 1.2% of our total retail customer base. Of the total deposits of our retail unit of ￦132.4 trillion as of December 31, 2023, high net worth and mass affluent customers accounted for 63.4%.

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

Woori Bank has 581 branches that offer private banking services. These branches are staffed by 628 private bankers, and almost all of the branches are located in metropolitan areas, including Seoul.

Woori Bank also operates an advisory center in Seoul for its private banking clients, which employs 21 specialists advising on matters of law, tax, real estate, risk assessment and investments.

Deposit-Taking Activities

We are one of the largest deposit holders among Korean banks, in large part due to our nationwide branch network. The balance of our deposits from retail customers was ￦132,916 billion as of December 31, 2022 and ￦142,197 billion as of December 31, 2023, which constituted 38.8% and 39.7%, respectively, of the balance of our total deposits.

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

The following table sets forth the percentage of our total retail and corporate deposits represented by each deposit product category as of December 31, 2023:

Demand Deposits	Time Deposits	Savings Deposits	Certificates of Deposit	Other Deposits
8.85%	53.47%	32.05%	4.13%	1.50%

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

The Monetary Policy Board of the Bank of Korea imposes a reserve requirement on Won currency deposits of commercial banks based generally on the type of deposit instrument. The minimum reserve requirement ratio for certain types of deposit instruments, such as time deposits, periodic deposits and certificates of deposit, is 2% of the average balance of Won currency demand deposits outstanding, while the minimum reserve requirement ratio for other types of deposit instrument is 7% of the average balance of Won currency demand deposits outstanding. See “—Supervision and Regulation—Principal Regulations Applicable to Banks—Liquidity.” Ongoing regulatory reforms have removed all controls on lending rates and deposit rates (except for the prohibition on interest payments on current account deposits).

The Depositor Protection Act provides for a deposit insurance system where the KDIC guarantees to depositors the repayment of their eligible bank deposits. The KDIC insures a maximum of ￦50 million per individual for deposits and interest in a single financial institution, regardless of when the deposits were made or the size of the deposits. See “—Supervision and Regulation—Principal Regulations Applicable to Banks—Deposit Insurance System.” We pay a quarterly premium of 0.02% of our average deposits and a quarterly special contribution of 0.025% of our average deposits, in each case for the relevant quarter. For the year ended December 31, 2023, we paid an aggregate of ￦464 billion of such premiums and contributions.

Branch Network and Other Distribution Channels

Woori Bank had a total of 711 banking branches in Korea as of December 31, 2023, which was one of the most extensive networks of branches among Korean commercial banks. In recent years, demand in Korea for mutual funds and other asset management products as well as bancassurance products has been rising. These products require an extensive sales force and customer interaction to sell, further emphasizing the need for a large branch network. As a result, an extensive branch network is important to attracting and maintaining retail customers, as they generally conduct a significant portion of their financial transactions through bank branches. We believe that our extensive branch network in Korea helps us to maintain our retail customer base, which in turn provides us with a stable and relatively low cost funding source.

The following table presents the geographical distribution of Woori Bank’s banking branch network in Korea as of December 31, 2023:

	Total
	Number	% of Total

Area
Seoul	307	43.2%
Six largest cities (other than Seoul)	131	18.4%
Other	273	38.4%

Total	711	100.0%

In order to maximize access to our products and services, we have established an extensive network of ATMs and cash dispensers, which are located in branches as well as unmanned outlets. Woori Bank had 3,685 ATMs and cash dispensers as of December 31, 2023.

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

	For the year ended December 31,
	2021		2022		2023
ATMs(1):
Number of transactions (millions)		182		162		146
Fee income (billions of Won)	￦	22	￦	20	￦	17
Telephone banking:
Number of users		6,298,041		6,279,122		6,257,592
Number of transactions (millions)		108		87		68
Fee income (billions of Won)	￦	0.9	￦	0.6	￦	0.3
Internet banking:
Number of users		19,187,033		19,961,881		20,724,293
Number of transactions (millions)		19,047		18,097		22,276
Fee income (billions of Won)	￦	210	￦	213	￦	277

(1)	Includes cash dispensers.

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

As of December 31, 2023, Woori Card’s market share based on transaction volume was approximately 8.4%, which ranked Woori Card as the sixth largest credit card issuer in Korea, according to the Financial Statistics Information System, which is maintained by the Financial Supervisory Service.

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

We issue “Visa” brand cards under a non-exclusive license agreement with Visa International Service Association and also issue “MasterCard,” “JCB”, “Union Pay” and “Diners Club” brand cards under a non-exclusive, co-branding agreement with BC Card.

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

The following tables set forth certain data relating to the credit card operations of Woori Card (including BC Cards and Visa Cards issued through the BC Card consortium) as of the dates or for the periods indicated:

	As of or for the year ended December 31,
	2021		2022		2023

	(in billions of Won, unless indicated otherwise)
Number of credit card holders (at year end) (thousands of holders)
General accounts		12,400		12,126		12,034
Corporate accounts		549		582		628

Total		12,949		12,708		12,662

Active ratio(1)		61.18%		62.94%		63.90%
Credit card interest and fees
Installment and cash advance interest	￦	225	￦	282	￦	316
Annual membership fees		92		95		104
Merchant fees		958		1,009		1,160
Other fees		711		914		1,045

Total	￦	1,986	￦	2,299	￦	2,625

Charge volumes
General purchase	￦	65,517	￦	72,019	￦	78,801
Installment purchase		11,765		10,111		12,012
Cash advance		4,884		5,791		5,444
Card loan		4,104		3,010		3,417

Total	￦	86,270	￦	90,931	￦	99,674

Outstanding balances (at year end)
General purchase	￦	3,550	￦	4,146	￦	5,089
Installment purchase		2,589		2,955		3,474
Cash advance		674		636		671
Card loan		2,964		2,662		3,368

Total	￦	9,776	￦	10,398	￦	12,603

Average outstanding balances
General purchase	￦	3,439	￦	3,953	￦	4,509
Installment purchase		2,303		2,780		3,169
Cash advance		552		693		654
Card loan		3,272		2,976		3,067

Total	￦	9,567	￦	10,403	￦	11,399

Delinquency ratios(2)
Less than 1 month		0.74		1.29		1.17
From 1 month to 3 months		0.49		0.78		0.67
From 3 months to 6 months		0.32		0.59		0.56
Over 6 months		0.00		0.01		0.00

Total		1.55%		2.67%		2.40%

Non-performing loan ratio(3)		0.49%		0.84%		0.90%
Gross charge-offs	￦	220	￦	220	￦	306
Recoveries		65		53		34

Net charge-offs	￦	155	￦	167	￦	272

Gross charge-off ratio(4)		2.30%		2.12%		2.68%
Net charge-off ratio(5)		1.62%		1.60%		2.39%

(1)	Represents the ratio of accounts used at least once within the past month to total accounts as of the end of the relevant year.
(2)

Our delinquency ratios may not fully reflect all delinquent amounts relating to our outstanding balances since a certain portion of delinquent credit card balances (defined as balances one day or more past due) were restructured into loans and were not treated as being delinquent at the time of conversion or for a period of time thereafter. Including all restructured loans, outstanding balances overdue by more than one month accounted for 3.0% of our credit card balances as of December 31, 2023.

(3)

Represents the ratio of balances that are more than three months overdue to total outstanding balances as of the end of the relevant year. These ratios do not include the following amounts of previously delinquent credit card balances restructured into loans that were classified as normal or precautionary as of December 31, 2021, 2022 and 2023:

	As of December 31,
	2021		2022		2023

	(in billions of Won)
Restructured loans	￦	82	￦	124	￦	211

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

In recent years, credit card issuers in Korea have agreed with selected cardholders to restructure their delinquent credit card account balances as loans that have more gradual repayment terms, in order to retain fundamentally sound customers who are experiencing temporary financial difficulties and to increase the likelihood of eventual recovery on those balances. In line with industry practice, we have restructured a portion of our delinquent credit card account balances as loans. The general qualifications to restructure delinquent credit card balances as loans are that the delinquent amount be in excess of ￦1 million. The terms of the restructured loans usually require the payment of approximately 10% to 20% of the outstanding balance as a down payment and that they be guaranteed by a third party and carry higher interest rates than prevailing market rates. These loans are usually required to be repaid by the borrower in installments over terms ranging from three months to 60 months. As of December 31, 2023, the total amount of our restructured loans was ￦237 billion. Because restructured loans are not initially recorded as being delinquent, our delinquency ratios do not fully reflect all delinquent amounts relating to our outstanding credit card balances.

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

For cash advances, finance charges start accruing immediately following the cash withdrawal. We currently charge a periodic finance charge on the outstanding balance of cash advance of approximately 5.9% to 19.9% per annum. The periodic finance charge assessed on such balances is calculated by multiplying the daily installment balances for each day during the billing cycle by the applicable periodic finance charge rate, and aggregating the results for each day in the billing period. In addition to finance charges, cardholders using cash advance networks operated by companies that are not financial institutions (such as Hannet and NICE) are charged a minimum commission of ￦700 and a maximum of ￦1,200 per withdrawal.

We also generally charge a basic annual membership fee up to ￦2,500,000 for our credit cards, which is determined based on various factors including the type of card, and whether affiliation options are selected by the cardholder. For certain cards, such as the Nu I&U+, we will waive membership fees if customers charge above a certain amount.

We outsource the management of merchants to BC Card. We charge merchant fees to merchants for processing transactions. Merchant fees vary depending on the type of merchant and the total transaction amounts generated by the merchant. As of December 31, 2023, we charged merchants an average of 1.28% of their respective total transaction amounts. In addition to merchant fees, we receive nominal interchange fees for international card transactions.

Capital Markets Activities

We engage in capital markets activities for our own account and for our customers. Our capital markets activities include securities investment and trading, derivatives trading, asset securitization services and investment banking.

Securities Investment and Trading

We invest in and trade securities for our own account, in order to maintain adequate sources of liquidity and to generate interest and dividend income and capital gains. As of December 31, 2023, our investment portfolio, which consists of financial assets at fair value through other comprehensive income and securities at amortized cost, and our trading portfolio, which consists of financial assets at fair value through profit or loss (excluding deposits, derivative assets and loans), had a combined total book value of ￦76,768 billion and represented 15.4% of our total assets.

Our trading and investment portfolios consist primarily of Korean treasury securities and debt securities issued by Korean government agencies, local governments or government-invested enterprises, and debt securities issued by financial institutions. As of December 31, 2023, we held debt securities with a total book value of ￦74,968 billion, of which:

•	debt securities at amortized cost accounted for ￦23,996 billion, or 32.0%;

•	debt securities at fair value through other comprehensive income accounted for ￦36,694 billion, or 48.9%; and

•	debt securities at fair value through profit or loss accounted for ￦14,278 billion, or less than 19.0%.

Of these amounts, as of December 31, 2023, debt securities issued by the Korean government amounted to ￦8,140 billion, or 33.9% of our debt securities at amortized cost, ￦5,728 billion, or 15.6% of our debt securities at fair value through other comprehensive income, and ￦4,311 billion, or 30.2% of our debt securities at fair value through profit or loss.

From time to time, we also purchase and sell equity securities for our securities portfolios. Our equity securities consist primarily of equities listed on the KRX KOSPI Market or the KRX KOSDAQ Market. As of December 31, 2023:

•	equity securities at fair value through other comprehensive income had a book value of ￦1,197 billion, or 3.2% of our securities at fair value through other comprehensive income portfolio; and

•	equity securities at fair value through profit or loss accounted for ￦604 billion, or 4.1% of our securities at fair value through profit or loss portfolio.

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

Derivatives Trading

We offer derivatives products and engage in derivatives trading, mostly for our corporate customers. Our trading volume for derivatives issued for trading and hedging purposes was ￦390,720 billion in 2021, ￦389,339 billion in 2022 and ￦354,973 billion in 2023. Our aggregate net trading gain (loss) from derivatives issued for trading and hedging purposes for the years ended December 31, 2021, 2022 and 2023 was ￦323 billion, ￦545 billion and ￦(188) billion, respectively.

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

The following shows the estimated fair value of derivatives we held or had issued for trading purposes as of the dates indicated:

	As of December 31,
	2022				2023
	Estimated Fair Value of Assets		Estimated Fair Value of Liabilities		Estimated Fair Value of Assets		Estimated Fair Value of Liabilities

	(in billions of Won)
Currency derivatives	￦	6,212	￦	6,869	￦	4,607	￦	4,530
Interest rate derivatives		699		491		457		399
Equity derivatives		1,295		1,545		734		1,014

Total	￦	8,206	￦	8,905	￦	5,798	￦	5,943

For a discussion of our risk management policies with respect to our derivatives trading activities, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Market Risk Management—Market Risk Management for Trading Activities.”

Asset Securitization Services

We are active in the Korean asset-backed securities market. Through Woori Bank, we participate in asset securitization transactions in Korea by acting as arranger, trustee or liquidity provider. In 2023, we were involved in asset securitization transactions with an initial aggregate issue amount of ￦591 billion and generated total fee income of approximately ￦1.3 billion in connection with such transactions. The securities issued in asset securitization transactions are sold mainly to institutional investors buying through Korean securities firms.

Investment Banking

Through Woori Bank and Woori Investment Bank, we engage in investment banking activities in Korea. In addition, we provide project finance and financial advisory services, in the area of social overhead capital projects such as highway, port, power and water and sewage projects, as well as structured finance, leveraged buy-out financing, equity and venture financing and mergers and acquisitions financing services. In 2023, the net non-interest income from Woori Bank’s investment banking activities (including its Hong Kong subsidiary’s investment banking activities) was approximately ￦531.7 billion, while the net non-interest income from Woori Investment Bank’s investment banking activities was approximately ￦36.1 billion.

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

The table below sets forth certain information regarding our foreign currency assets and borrowings:

	As of December 31,
	2022		2023

	(in millions of US$)
Total foreign currency assets	US$	53,873	US$	53,685
Foreign currency borrowings
Call money		316		864
Long-term borrowings		4,295		4,517
Short-term borrowings		9,611		11,761

Total foreign currency borrowings	US$	14,222	US$	17,142

The table below sets forth the overseas subsidiaries and direct branches of Woori Bank in operation as of December 31, 2023:

Business Unit(1)	Location
Subsidiaries:
Woori America Bank	United States
Woori Bank China Limited	China
PT Bank Woori Saudara Indonesia 1906 Tbk	Indonesia
AO Woori Bank	Russia
Banco Woori Bank do Brasil S.A.	Brazil
Woori Global Markets Asia Limited	China (Hong Kong)
Woori Bank Vietnam Limited	Vietnam
Wealth Development Bank	Philippines
Woori Finance Myanmar Co., Ltd.	Myanmar
Woori Bank (Cambodia) PLC.	Cambodia
Woori Bank Europe Gmbh	Germany
Branches, Agencies and Representative Offices:
London Branch	United Kingdom
Tokyo Branch	Japan
Singapore Branch	Singapore
Hong Kong Branch	China (Hong Kong)
Bahrain Branch	Bahrain
Dhaka Branch	Bangladesh
Gaeseong Branch(2)	Korea
New York Agency	United States
Los Angeles Branch	United States
Chennai Branch	India
Sydney Branch	Australia
Dubai Branch	United Arab Emirates
Gurgaon Branch	India
Mumbai Branch	India
Kuala Lumpur Representative Office	Malaysia
Yangon Representative Office	Myanmar
Iran Representative Office(3)	Iran
Katowice Representative Office	Poland

(1)	Does not include subsidiaries and branches in liquidation or dissolution.
(2)	Due to the shutdown of the Gaeseong Industrial Complex in February 2016, the Gaeseong Branch is currently located at our corporate headquarters in Seoul.
(3)	No longer operational (i.e., no employees or office space) since December 2018 following the re-imposition of sanctions.

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

Woori America Bank currently operates 25 branches in states including New York, New Jersey, Maryland, Virginia, Pennsylvania, California, Georgia, Dallas, Chicago and Seattle and provides retail and corporate banking services targeted towards the Korean-American community. As of December 31, 2023, Woori America Bank had total assets of US$3,398 million and shareholders’ equity of US$465 million.

In November 2007, Woori Bank established a local subsidiary in China, Woori Bank China Limited, which currently has branches in Beijing, Shanghai, Shenzhen, Suzhou, Tianjin, Dalian, Chengdu, Weihai, Chongqing and Shenyang. Woori Bank also established a local subsidiary in Russia, AO Woori Bank, in January 2008 to provide general banking services and it currently has branches in Moscow and St. Petersburg and a representative office in Vladivostok. As of December 31, 2023, AO Woori Bank had total assets of US$326 million and shareholders’ equity of US$58 million.

In January 2014, Woori Bank completed the purchase of an additional 27% equity interest (in addition to the 6% equity interest it previously acquired through its subsidiary PT. Bank Woori Indonesia) in PT. Bank Himpunan Saudara 1906 Tbk, an Indonesian commercial bank with a network of over 100 branches and offices throughout Indonesia. In December 2014, PT. Bank Woori Indonesia merged with and into PT. Bank Himpunan Saudara 1906 Tbk. The merged entity, in which Woori Bank currently holds an 84.2% equity interest, was renamed PT Bank Woori Saudara Indonesia 1906 Tbk and became Woori Bank’s consolidated subsidiary. As of December 31, 2023, PT Bank Woori Saudara Indonesia 1906 Tbk had total assets of US$3,618 million and shareholders’ equity of US$668 million.

In October 2016, Woori Bank acquired a 51% equity interest in Wealth Development Bank, a thrift bank in the Philippines. As of December 31, 2023, Wealth Development Bank had a network of 25 branches, total assets of US$228 million and shareholders’ equity of US$33 million.

In November 2016, Woori Bank obtained a banking license to establish a local subsidiary in Vietnam, Woori Bank Vietnam, which commenced operations in January 2017 and currently operates 23 branches throughout the country.

Woori Bank is also expanding its network of branches in South and Southeast Asia through our other local subsidiaries, including PT Bank Woori Saudara Indonesia 1906, Tbk, Woori Finance Myanmar and Wealth Development Bank. In June 2018, Woori Bank acquired VisionFund (Cambodia) Ltd., a microfinance deposit-taking institution in Cambodia, and renamed it WB Finance Co., Ltd. In February 2020, WB Finance Co., Ltd. merged with Woori Finance (Cambodia) Plc., a Cambodian microfinance institution, and in November 2021, it obtained a commercial banking license from the Cambodian financial authorities and began its nationwide operations as Woori Bank (Cambodia) PLC. As of December 31, 2023, Woori Bank (Cambodia) PLC. had total assets of US$1,475 million and shareholders’ equity of US$338 million.

In November 2018, Woori Bank established a German subsidiary, Woori Bank Europe Gmbh, which is headquartered in Frankfurt and conducts our European operations. As of December 31, 2023, Woori Bank Europe Gmbh had total assets of US$921 million and shareholders’ equity of US$90 million.

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

We receive fees for our trust management services that are generally based upon a percentage, ranging between 0.01% and 1.2%, of the net asset value of the assets under management. We also receive penalty payments when customers terminate their trust deposit prior to the original contract maturity. Fees that we received for trust management services (including those fees related to property trust management services, described below, but excluding those fees relating to guaranteed trusts, which are eliminated in consolidation) amounted to ￦117 billion in 2021, ￦132 billion in 2022 and ￦141 billion in 2023.

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

	As of December 31,
	2022		2023

	(in billions of Won)
Principal and interest guaranteed trusts	￦	—	￦	—
Principal guaranteed trusts		1,186		1,108
Performance trusts		44,431		49,248

Total	￦	45,617	￦	50,356

The trust assets we manage consist principally of investment securities, loans made from the trusts and amounts due from banks. The investment securities consist of government-related debt securities, corporate debt securities, including bonds and commercial paper, equity securities and other securities. As of December 31,

2023, our money trusts had invested in securities with an aggregate book value of ￦11,524 billion, which accounted for approximately 22.2% of our money trust assets. Debt securities accounted for ￦5,583 billion of this amount.

Our money trusts also invest, to a lesser extent, in equity securities, including beneficiary certificates issued by investment trust management companies. As of December 31, 2023, equity securities held by our money trusts amounted to ￦5,941 billion, which accounted for approximately 11.5% of our money trust assets. Of this amount, ￦18 billion was from money trusts over which we had investment discretion and the remainder was from specified money trusts.

Loans made by our money trusts are similar in type to the loans made by our banking operations. As of December 31, 2023, our money trusts had made loans in the aggregate principal amount of ￦9,687 billion (excluding loans to our banking operations of ￦3,952 billion), which accounted for approximately 18.7% of our money trust assets.

The amounts due from banks consist of local currency and foreign currencies. As of December 31, 2023, such amounts due from banks totaled ￦25,639 billion, which accounted for approximately 49.5% of our money trust assets.

If the income from a money trust for which we provide a guarantee is less than the amount of the payments we have guaranteed, we will need to pay the amount of the shortfall with funds from special reserves maintained in our trust accounts, followed by basic fees from that money trust and funds from our banking operations. We net any payments we make as a result of these shortfalls against any gains we receive from other money trusts. No material payments of any such shortfall amounts were made in 2023.

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

In 2023, our property trust fees generally ranged from 0.003% to 5.00% of total assets under management, depending on the type of trust account product. As of December 31, 2023, the balance of our property trusts totaled ￦81,905 billion.

Property trusts are not consolidated within our financial statements.

Investment Trust Management

Through Woori Asset Management Corp. (which merged with Woori Global Asset Management Co. in January 2024) and Woori Private Equity Asset Management Co. Ltd., we offer investment trust products to our customers and manage the assets invested by them in investment trusts. The investment trust products we offer generally take the form of beneficiary certificates evidencing an ownership interest in a particular investment trust. We currently offer various different types of investment trust products, including:

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

The following table shows the balances of our investment trusts by type as of December 31, 2023. Under IFRS, we do not consolidate investment trusts due to the fact that the assets invested are not our assets but customer assets:

As of December 31,
2023(1)

(in billions of Won)
Securities funds	￦ 21,952
Real estate funds	1,678
Special asset funds	2,871
Mixed asset funds	308
Money market funds	17,168

Total	￦ 43,977

(1)	Includes assets under management by Woori Private Equity Asset Management Co., Ltd. See “—Other Businesses—Private Equity.”

We receive fees for our investment trust management services consisting of management fees in connection with establishing, operating and managing the investment trust, asset management fees and related advisory fees. These fees are calculated by multiplying the daily net asset value of the trust by a percentage provided in the trust documentation. Fees accrue on a daily basis and are paid out as expenses periodically. Fees from our investment trust management services amounted to ￦14 billion in 2023.

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

Trustee and Custodian Services Relating to Securities Investment Trusts

Through Woori Bank, as of December 31, 2023, we acted as a trustee for 4,467 securities investment trusts, mutual funds and other investment funds. We receive a fee for acting as a trustee and generally perform the following functions:

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

For the year ended December 31, 2023, our fee income from such services was ￦26.1 billion.

Other Businesses

Management of National Housing and Urban Fund

Through Woori Bank, we were selected for the first time in April 2008 to be the lead manager of the National Housing and Urban Fund and have maintained such position ever since, even after the introduction of a competitive bidding process to select the lead manager. The National Housing and Urban Fund provides financial support to low-income households in Korea by providing mortgage financing and construction loans for projects to build small- and medium-sized housing. As of December 31, 2023, outstanding housing loans from the National Housing and Urban Fund amounted to approximately ￦154.7 trillion, of which we originated ￦88.5 trillion. The activities of the National Housing and Urban Fund are funded primarily by the issuance of national housing bonds, which must be purchased by persons and legal entities wishing to make real estate-related registrations and filings, and by subscription savings deposits held at the National Housing and Urban Fund.

In return for managing the operations of the National Housing and Urban Fund, we receive a monthly fee. This fee consists of a fund raising fee and a loan origination fee. The fund raising fee is based on the number of National Housing and Urban Fund subscription savings deposit accounts opened and the level of activity for existing accounts and the number of National Housing and Urban Fund bonds issued or redeemed. The loan origination fee is based on the number of new National Housing and Urban Fund loans and the number of National Housing and Urban Fund mortgage loans to contractors constructing housing units that are assumed by the individual buyers of housing units and the level of activity for existing loans during each month. We received total fees of approximately ￦49 billion for managing the National Housing and Urban Fund in 2023.

Bancassurance

The term “bancassurance” refers to the marketing and sale by commercial banks of insurance products manufactured within a group of affiliated companies or by third-party insurance companies. Through Woori Bank, we market a wide range of bancassurance products. In 2023, we generated fee income of approximately ￦74 billion through the marketing of bancassurance products. We believe that we will be able to continue to develop an important new source of fee-based revenues by expanding our offering of these products. We have entered into bancassurance marketing arrangements with 30 insurance companies, including TongYang Life Insurance, Hanwha Life Insurance, Samsung Life Insurance, Samsung Fire and Marine Insurance, Hyundai Fire and Marine Insurance and American International Assurance, and plan to enter into additional insurance product marketing arrangements with other leading insurance companies whose names and reputation are likely to be familiar to our customer base.

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

As of December 31, 2023, Woori PEAM served as the general partner of eight private equity funds, the aggregate size of which was approximately ￦968 billion.

Woori PEAM also established, and currently manages, 18 alternative investment funds, the aggregate investment amount of which was approximately ￦1.35 trillion as of December 31, 2023. The aggregate amount of assets under management of these funds was approximately ￦819 billion as of December 31, 2023.

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

Venture Capital Investment

Woori Venture Partners Co., Ltd., which was formerly known as Daol Investment prior to its acquisition by us in March 2023, is an alternative investment management firm that specializes in identifying and investing in start-up companies and small- and medium-sized companies, as well as promoting the formation and operation of early stage investment funds and private equity investment funds. As of December 31, 2023, the amount of assets under management by Woori Venture Partners was ￦1,480 billion.

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

In addition, companies in the banking and financial industries have increasingly adopted new technologies, including artificial intelligence and data science, to provide innovative services to their customers and differentiate themselves from competitors. For example, the introduction of Internet-only banks in Korea is expected to increase competition in the Korean banking industry. Internet-only banks generally operate without branches and conduct most of their operations through electronic means, which enable them to minimize costs and offer customers higher interest rates on deposits or lower lending rates. In April 2017, Kbank, the first Internet-only bank in Korea, in which Woori Bank owns 12.6% of the equity with voting rights as of December 31, 2023, commenced operations. Kakao Bank and Toss Bank, both mobile-only banks, commenced operations in July 2017 and October 2021, respectively.

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

•

In April 2019, the Financial Services Commission approved a financial regulatory sandbox, a framework set up to allow financial services providers to test new business models in a less regulated environment, as part of its efforts to work closely with the fintech sector and provide support to facilitate its development. A variety of financial services have been similarly approved for such testing under the financial regulatory sandbox.

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

•

In August 2020, amendments to the Credit Information Use and Protection Act established the framework for MyData services in Korea, which allow the collection of customers’ personal credit information from credit information providers/users or public institutions upon the customer’s request and subject to compliance requirements, so that customers may access such collected personal credit information in whole or in part. In January 2021, the Financial Services Commission granted licenses to 28 companies to operate as MyData service providers, 14 of which were fintech firms. Competition between traditional financial institutions and fintech firms is expected to intensify, particularly with respect to the relevant asset management services. As of December 31, 2023, 68 companies, including 24 fintech companies, have been granted a MyData license. MyData services are currently offered through Woori WON Banking, Woori Bank’s main mobile banking application, as well as through Woori Card’s mobile application.

•

In March 2023, the Financial Services Commission and the Financial Supervisory Service jointly hosted an initial working group meeting of a task force committed to improving the management and operating practices of banks and the banking system, as well as promoting competition in the banking sector. In July 2023, in order to further boost competition in the Korean banking industry, the Financial Services Commission and the Financial Supervisory Service introduced various measures to lower the barriers to entry for certain financial institutions, including actively permitting the conversion of existing local or savings banks into commercial banks, for which the Financial Services Commission and the Financial Supervisory Service published detailed guidelines in January 2024.

Overall, we expect that such measures may not only intensify competition among traditional financial institutions in Korea, but also allow new market participants such as fintech firms to potentially gain market share in certain areas in which we operate.

Moreover, the Korean financial industry is undergoing significant consolidation through which the number of nationwide commercial banks in Korea has significantly decreased since the financial crisis in Korea in the late 1990s. A number of significant mergers and acquisitions in the financial industry have also taken place in Korea in recent years, including the merger of Hana Bank into Korea Exchange Bank in 2015, KB Financial Group’s acquisition of Hyundai Securities Co., Ltd. in 2016 and the subsequent merger of Hyundai Securities with and into KB Investment & Securities Co., Ltd., and Mirae Asset Securities Co., Ltd.’s acquisition in 2016 of a 43% interest in KDB Daewoo Securities Co., Ltd., which subsequently merged with and into Mirae Asset Securities. In 2020, Hana Financial Group acquired The-K Non-Life Insurance Co., Ltd. to form Hana Insurance Co., Ltd. and Orange Life Insurance, Ltd. (formerly known as ING Life Insurance Korea, Ltd.) became a wholly-owned subsidiary of Shinhan Financial Group following the acquisition of equity interests by Shinhan Financial Group in February 2019 and January 2020, which subsequently merged with and into Shinhan Life Insurance Co., Ltd. in July 2021. In 2020, KB Financial Group acquired The Prudential Life Insurance Company of Korea Ltd., which merged with KB Life Insurance in January 2023, with the surviving entity’s name changed to KB Life Insurance Co., Ltd.

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

Loan Portfolio

As of December 31, 2023, the balance of our total loan portfolio was ￦360,698 billion. As of December 31, 2023, 89.1% of our total loans were Won-denominated loans and 10.9% of our total loans were denominated in other currencies. Of the ￦39,458 billion of foreign currency-denominated loans as of that date, approximately 79.0% represented “foreign” loans provided by Woori Bank to offshore entities and individuals. Woori Bank extends such foreign loans primarily through its overseas branches to affiliates of large Korean manufacturing companies for trade financing and working capital.

Except where we specify otherwise, all loan amounts stated below do not include amounts due from banks and other receivables and are prior to deducting allowance for credit losses and present value discount or reflecting loan origination costs and fees, and all corporate loan amounts stated below include loans made to the Korean government and government-owned agencies and banks.

Loan Types

The following table presents loans by type as of the dates indicated. Total loans reflect our loan portfolio, including past due amounts.

	As of December 31,
	2022		2023

	(in billions of Won)
Domestic:
Corporate(1):
Commercial and industrial	￦	145,500	￦	158,105
Lease financing		2,207		2,254
Trade financing		6,762		6,686
Other commercial		12,802		9,869

Total corporate		167,271		176,914
Consumer:
General purpose household		38,447		37,030
Mortgage		69,299		71,821
Home equity		31,027		31,592

Total consumer		138,773		140,443
Credit cards		10,370		12,532

Total domestic		316,414		329,889
Foreign:
Corporate(2):
Commercial and industrial		21,103		20,951
Lease financing		26		28
Trade financing		629		919
Other commercial		2,072		2,217

Total corporate		23,830		24,115
Consumer		5,167		6,694

Total foreign		28,997		30,809

Total loans(3)	￦	345,411	￦	360,698

Less: present value discount		(10)		(11)
Less: loan origination costs and fees		852		866
Less: allowance for credit losses		(2,334)		(2,975)

Total loans, net	￦	343,919	￦	358,578

(1)	Including loans made to banks and the Korean government and government-owned agencies.
(2)	Including loans made to banks.
(3)

Not including due from banks and other financial assets (or other receivables) and prior to deducting allowance for credit losses and present value discount or reflecting loan origination costs and fees.

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

20 Largest Exposures by Borrower

As of December 31, 2023, our exposures to our 20 largest borrowers or issuers totaled ￦71,336 billion and accounted for 12.2% of our total exposures. The following table sets forth our total exposures to those borrowers or issuers as of that date:

	Loans								Guarantees and acceptances						Amounts classified as substandard or below(3)
Company (Credit Rating)(1)	Won currency		Foreign currency		Equity securities		Debt securities				Total exposures		Collateral(2)

	(in billions of Won)
Korean Government(4)	￦	—	￦	—	￦	—	￦	18,408	￦	—	￦	18,408	￦	—	￦	—
Korea Development Bank (AAA)		64		—		—		12,903		—		12,967		—		—
Korea Housing Finance Corporation (AAA)		—		—		—		8,887		—		8,887		—		—
Industrial Bank of Korea (AAA)		—		—		—		7,680		—		7,680		—		—
The Bank of Korea(4)		40		—		—		5,300		—		5,340		—		—
United States Department of the Treasury(4)		—		—		—		3,061		—		3,061		—		—
Export-Import Bank of Korea (AAA)		—		—		—		2,431		—		2,431		—		—
Korea Electric Power Corporation (AAA)		1,500		—		—		580		30		2,110		—		—
Samsung Electronics Co., Ltd. (AAA)		1,124		120		6		—		6		1,256		—		—
Samsung Heavy Industries Co., Ltd. (BBB+)		5		—		—		—		1,249		1,254		21		—
Shinhan Bank (AAA)		601		96		—		440		5		1,142		481		—
HD Hyundai Heavy Industries Co., Ltd. (A)		45		50		—		10		964		1,069		—		—
Small Business Corporation (AAA)		—		—		—		849		—		849		—		—
Nonghyup Bank Co., Ltd. (AAA)		493		10		—		212		—		715		453		—
SK hynix Inc. (AA)		413		299		2		—		—		714		—		—
SK Inc. (AA+)		10		702		—		—		—		712		—		—
The People’s Republic of China(4)		—		—		—		702		—		702		—		—
Hyundai-Rotem Co. (A)		3		12		—		—		683		698		505		—
Yuanta Securities Korea Co., Ltd. (AA-)		448		132		—		101		—		681		—		—
SK on Co., Ltd. (A+)		213		301		—		—		146		660		—		—

Total	￦	4,959	￦	1,722	￦	8	￦	61,564	￦	3,083	￦	71,336	￦	1,460	￦	—

(1)

Credit ratings are from a domestic credit rating agency, including Korea Ratings Corporation, NICE Investors Service Co. and Korea Investors Services Inc., as of December 31, 2023. If multiple ratings were available, the lowest one is indicated.

(2)	The value of collateral is appraised based on future cash flow and observable market price.
(3)	Classification is based on the Financial Services Commission’s asset classification criteria.
(4)	Credit rating is unavailable.

As of December 31, 2023, seven of these top 20 borrowers or issuers were companies belonging to the 40 largest chaebols in Korea. See “Item 3.D. Risk Factors—Risks relating to our corporate credit portfolio—We have exposure to the largest Korean commercial conglomerates, known as “chaebols,” and, as a result, financial difficulties of chaebols may have an adverse impact on us.”

Exposure to Chaebols

As of December 31, 2023, 4.4% of our total exposure was to the 40 largest chaebols in Korea. The following table shows, as of December 31, 2023, our total exposures to the 10 chaebols to which we have the largest exposure:

	Loans								Guarantees and acceptances						Amounts Classified as substandard or below(2)
Chaebol	Won currency		Foreign currency		Equity securities		Debt securities				Total exposures		Collateral(1)

	(in billions of Won)
Samsung	￦	1,988	￦	615	￦	8	￦	90	￦	1,468	￦	4,169	￦	23	￦	—
SK		1,140		2,102		2		5		457		3,706		169		—
Hyundai Motors		715		1,164		2		10		818		2,709		505		—
LG		542		557		2		—		8		1,109		—		—
Lotte		348		1,314		—		—		102		1,764		50		—
Hanwha		762		989		—		97		237		2,085		49		—
GS		139		168		—		6		52		365		29		—
HD Hyundai		254		342		—		10		1,736		2,342		84		—
Shinsegae		22		134		—		7		28		191		15		—
CJ		191		136		—		3		144		474		8		—

Total	￦	6,101	￦	7,521	￦	14	￦	228	￦	5,050	￦	18,914	￦	932	￦	—

(1)	The value of collateral is appraised based on future cash flow and observable market price.
(2)	Classification is based on the Financial Services Commission’s asset classification criteria.

Loan Concentration by Industry

The following table shows, as of December 31, 2023, the aggregate balance of our domestic and foreign corporate loans by industry concentration and as a percentage of our total corporate lending:

	Aggregate corporate loan balance		Percentage of total corporate loan balance

	(in billions of Won)
Industry
Manufacturing	￦	48,237	24.0%
Financial and insurance		19,475	9.7
Retail and wholesale		25,065	12.4
Hotel, leisure and transportation		11,213	5.6
Construction		7,211	3.6
Government and government agencies		179	0.1
Other		89,649	44.6

Total	￦	201,029	100.0%

Maturity Analysis

The following table sets out, as of December 31, 2023, the scheduled maturities (time remaining until maturity) of our loan portfolio:

	1 year or less		Over 1 year but not more than 5 years		Over 5 years but not more than 15 years		Over 15 years		Total

	(in billions of Won)
Loans in local currency	￦	149,682	￦	71,556	￦	11,245	￦	65,675	￦	298,158
Loans in foreign currencies		11,812		10,489		4,798		1,824		28,923
Domestic banker’s usance		2,727		—		—		—		2,727
Credit card accounts		9,765		2,532		119		115		12,531
Bills bought in foreign currencies		4,216		—		—		—		4,216
Bills bought in local currency		496		—		—		—		496
Factoring receivables		1		8		—		—		9
Advances for customers on guarantees		9		2		—		—		11
Private placement bonds		283		370		10		25		688
Securitized loans		501		2,632		70		—		3,203
Call loans		2,379		—		—		—		2,379
Bonds purchased under resale agreements		3,356		—		—		—		3,356
Financial lease receivables		120		1,242		—		—		1,362
Installment financial bonds		89		2,274		275		—		2,638
Others		—		—		—		—		—

Total loans	￦	185,436	￦	91,105	￦	16,517	￦	67,639	￦	360,697

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

Interest Rates

The following table shows, as of December 31, 2023, the total amount of our loans due after one year that have fixed interest rates and variable or adjustable interest rates:

	Fixed Rate(1)		Variable or adjustable rates(2)		Total

	(in billions of Won)
Loans in local currency	￦	52,262	￦	96,214	￦	148,476
Loans in foreign currencies		5,746		11,366		17,112
Domestic banker’s usance		—		—		—
Credit card accounts		2,766		—		2,766
Bills bought in foreign currencies		—		—		—
Bills bought in local currency		—		—		—
Factoring receivables		8		—		8
Advances for customers on guarantees		1		—		1
Private placement bonds		366		39		405
Securitized loans		1,755		947		2,702
Call loans		—		—		—
Bonds purchased under resale agreements		—		—		—
Financial lease receivables		1,242		—		1,242
Installment financial bonds		2,549		—		2,549
Others		—		—		—

Total loans	￦	66,695	￦	108,566	￦	175,261

(1)	Fixed rate loans are loans for which the interest rate is fixed for the entire term.
(2)	Variable or adjustable rate loans are loans for which the interest rate is not fixed for the entire term.

For additional information regarding our management of interest rate risk, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Market Risk Management—Asset and Liability Management.”

Asset Quality of Loans

Except where we specify otherwise, all loan amounts stated below do not include amounts due from banks and other receivables and are prior to deducting allowance for credit losses and present value discount or reflecting loan origination costs and fees, and all corporate loan amounts stated below include loans made to the Korean government and government-owned agencies and banks.

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

Loan classifications	Corporate(1)		Consumer	Credit card receivables(2)	Credit card loans(3)
Normal	0.85% or above	(4)	1% or above	1.1% or above	2.5% or above
Precautionary	7% or above		10% or above	40% or above	50% or above
Substandard	20% or above		20% or above	60% or above	65% or above
Doubtful	50% or above		55% or above	75% or above	75% or above
Estimated loss	100%		100%	100%	100%

(1)	Subject to certain exceptions pursuant to the Banking Industry Supervision Regulations of Korea.
(2)	Applicable for credit card receivables for general purchases of products or services.
(3)	Applicable for cash advances, card loans and revolving loan receivables.
(4)	“0.9% or above” in the case of normal credits comprising loans to certain industries including construction, retail and wholesale sales, accommodations, restaurants, real estate and lease.

In addition, according to the Regulation on the Supervision of Banking Business, banks are required to maintain allowances for credit losses with respect to their confirmed guarantees, including confirmed acceptances, as well as their outstanding but unused credit lines. Since confirmed guarantees and outstanding but unused credit lines are off-balance sheet items, the amounts of allowance for these items are determined based on base reference amounts after applying the credit conversion factors set forth in the Regulation on the Supervision of Banking Business. The amount of allowances for credit losses with respect to the bank’s confirmed guarantees and their outstanding but unused credit lines must be calculated using the same rates applicable to normal, precautionary, substandard, doubtful and estimated loss credits that make up their outstanding loans and other credits, as described above. Notwithstanding the guidelines in the table above, the Financial Services Commission reserves the right to demand that banks establish additional provisions for allowance for credit losses if it deems that the allowance for credit losses is insufficient given expected losses that may result from future banking activities, taking into consideration market conditions as well as other relevant factors. Furthermore, under the Regulation on the Supervision of Banking Business, banks are required to assess the adequacy of their allowance for credit losses on an annual basis and submit the results of such assessments to the Financial Supervisory Service, which may conduct ad hoc reviews of the allowance for credit losses and take corrective measures if it deems the result of such reviews to be unsatisfactory.

The process to determine the allowances for off-balance sheet positions under IFRS 9 is similar to the methodology used for loans. Any loss amounts are recognized as a provision in the consolidated statements of financial position within liabilities and charged to the consolidated statement of income as a component of the provisions for expected credit loss allowance (or impairment losses due to credit loss).

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

	As of December 31, 2023
	Normal			Past due by 1 month or less			Past due by 1-3 months			Past due by 3-6 months			Past due by more than 6 months			Total

	(in billions of Won, except percentages)
	Amount		%	Amount past due		%	Amount past due		%	Amount past due		%	Amount past due		%	Amount		%

Domestic
Corporate(1)
Commercial and industrial	￦	157,094	43.6%	￦	505	0.1%	￦	237	0.1%	￦	139	0.0%	￦	130	0.0%	￦	158,105	43.8%
Lease financing		2,237	0.6		9	0.0		2	0.0		3	0.0		3	0.0		2,254	0.6
Trade financing		6,682	1.9		1	0.0		2	0.0		1	0.0		—	—		6,686	1.9
Other commercial		9,845	2.7		13	0.0		5	0.0		5	0.0		1	0.0		9,869	2.7

Total corporate		175,858	48.8		528	0.1		246	0.1		148	0.0		134	0.0		176,914	49.0
Consumer
General purpose household		36,568	10.1		278	0.1		95	0.0		46	0.0		43	0.0		37,030	10.3
Mortgages		71,230	19.7		382	0.1		100	0.0		66	0.0		43	0.0		71,821	19.9
Home equity		31,364	8.7		145	0.0		53	0.0		22	0.0		8	0.0		31,592	8.8

Total consumer		139,162	38.6		805	0.2		248	0.1		134	0.0		94	0.0		140,443	38.9
Credit cards		12,229	3.4		147	0.0		85	0.0		70	0.0		1	0.0		12,532	3.5

Total domestic		327,249	90.7		1,480	0.4		579	0.2		352	0.1		229	0.1		329,889	91.5
Foreign
Corporate(2)
Commercial and industrial		20,783	5.8		22	0.0		20	0.0		9	0.0		117	0.0		20,951	5.8
Lease financing		28	0.0		—	—		—	—		—	—		—	—		28	0.0
Trade financing		915	0.3		—	—		—	—		—	—		4	0.0		919	0.3
Other commercial		2,217	0.6		—	—		—	—		—	—		—	—		2,217	0.6

Total corporate		23,943	6.6		22	0.0		20	0.0		9	0.0		121	0.0		24,115	6.7
Consumer		6,544	1.8		31	0.0		30	0.0		26	0.0		63	0.0		6,694	1.9

Total foreign		30,487	8.5		53	0.0		50	0.0		35	0.0		184	0.1		30,809	8.5

Total loans(3)	￦	357,736	99.2%	￦	1,533	0.4%	￦	629	0.2%	￦	387	0.1%	￦	413	0.1%	￦	360,698	100.0%

(1)	Including loans made to banks and the Korean government and government-owned agencies.
(2)	Including loans made to banks.
(3)	Not including due from banks and other receivables, and prior to deducting allowance for credit losses and present value discount or reflecting loan origination costs and fees.

	As of December 31, 2022
	Normal			Past due by 1 month or less			Past due by 1-3 months			Past due by 3-6 months			Past due by more than 6 months			Total

	(in billions of Won, except percentages)
	Amount		%	Amount past due		%	Amount past due		%	Amount past due		%	Amount past due		%	Amount		%

Domestic
Corporate(1)
Commercial and industrial	￦	144,765	41.9%	￦	331	0.1%	￦	190	0.1%	￦	102	0.0%	￦	112	0.0%	￦	145,500	42.1%
Lease financing		2,196	0.6		6	0.0		2	0.0		2	0.0		1	0.0		2,207	0.6
Trade financing		6,754	2.0		1	0.0		5	0.0		1	0.0		1	0.0		6,762	2.0
Other commercial		12,781	3.7		8	0.0		5	0.0		6	0.0		2	0.0		12,802	3.7

Total corporate		166,496	48.2		346	0.1		202	0.1		111	0.0		116	0.0		167,271	48.4
Consumer
General purpose household		37,957	11.0		234	0.1		110	0.0		71	0.0		75	0.0		38,447	11.1
Mortgages		68,838	19.9		323	0.1		66	0.0		37	0.0		35	0.0		69,299	20.1
Home equity		30,836	8.9		122	0.0		35	0.0		17	0.0		17	0.0		31,027	9.0

Total consumer		137,631	39.8		679	0.2		211	0.1		125	0.0		127	0.0		138,773	40.2
Credit cards		10,092	2.9		134	0.0		81	0.0		61	0.0		2	0.0		10,370	3.0

Total domestic		314,219	91.0		1,159	0.3		494	0.1		297	0.1		245	0.1		316,414	91.6
Foreign
Corporate(2)
Commercial and industrial		20,935	6.1		23	0.0		8	0.0		19	0.0		118	0.0		21,103	6.1
Lease financing		26	0.0		—	0.0		—	0.0		—	0.0		—	0.0		26	0.0
Trade financing		561	0.2		—	0.0		—	0.0		2	0.0		66	0.0		629	0.2
Other commercial		2,072	0.6		—	0.0		—	0.0		—	0.0		—	0.0		2,072	0.6

Total corporate		23,594	6.8		23	0.0		8	0.0		21	0.0		184	0.1		23,830	6.9
Consumer		5,077	1.5		20	0.0		20	0.0		12	0.0		38	0.0		5,167	1.5

Total foreign		28,671	8.3		43	0.0		28	0.0		33	0.0		222	0.1		28,997	8.4

Total loans(3)	￦	342,890	99.3%	￦	1,202	0.3%	￦	522	0.2%	￦	330	0.1%	￦	467	0.1%	￦	345,411	100.0%

(1)	Including loans made to banks and the Korean government and government-owned agencies.
(2)	Including loans made to banks.
(3)	Not including due from banks and other receivables, and prior to deducting allowance for credit losses and present value discount or reflecting loan origination costs and fees.

Credit Exposures to Companies in Workout, Restructuring or Rehabilitation

Workout is a voluntary procedure through which we, together with the borrower and other creditors, seek to restore the borrower’s financial stability and viability. Previously, workouts were regulated under the Corporate Restructuring Promotion Act, which had become effective in October 2018 and expired as scheduled in October 2023. In December 2023, the National Assembly passed a bill to extend the effective period of the Corporate Restructuring Promotion Act until 2026. Under the Corporate Restructuring Promotion Act, creditors of a financially troubled borrower may participate in a creditors’ committee, which is authorized to prohibit such creditors from exercising their rights against the borrower, commence workout procedures and approve or make revisions to a reorganization plan prepared by the lead creditor bank, the borrower and external experts. The composition of the creditors’ committee is determined at the initial meeting of the committee by the approval of creditors holding not less than 75% of the borrower’s total outstanding debt held by creditors who were notified of the initial meeting of the committee. Although creditors that are not financial institutions or hold less than 1% of the total outstanding debt of the borrower need not be notified of the initial meeting of the creditors’ committee, if such creditors wish to participate, they may not be excluded. Any decision of the creditors’ committee requires the approval of creditors holding not less than 75% of the total outstanding debt of the borrower. However, if a single creditor holds 75% or more of the borrower’s total outstanding debt held by the creditors comprising the creditors’ committee, any decision of the creditors’ committee requires the approval of not less than 40% of the total number of creditors (including such single creditor) comprising the committee. An additional approval of creditors holding not less than 75% of the secured debt is required with respect to the borrower’s debt restructuring. Once approved, any decision made by the creditors’ committee is binding on all creditors of the borrower, with the exception of those creditors that were excluded by a resolution of the committee at its initial meeting and those who exercised their right to request that their claims be purchased. Creditors that voted against commencement of workout, approval or revision of the reorganization plan, debt restructuring, granting of new credit, extension of the joint management process or other resolutions of the committee have the right to request the creditors that voted in favor of such matters to purchase their claims at a mutually agreed price within seven days from the resolution of the committee. In the event that the parties are not able to agree on the terms of purchase, a coordination committee consisting of experts would determine the terms. The creditors that oppose a decision made by the coordination committee may request a court to change such decision.

Korean law also provides for corporate rehabilitation proceedings, which are court-supervised procedures to rehabilitate an insolvent company. Under these procedures, a restructuring plan is adopted at a meeting of interested parties, including creditors of the company. That restructuring plan is subject to court approval.

A portion of our loans to and debt securities of corporate customers are currently in workout, restructuring or rehabilitation. As of December 31, 2023, ￦107 billion, or 0.02%, of our total loans and debt securities were in workout, restructuring or rehabilitation. This included ￦9 billion of loans to and debt securities of large corporate borrowers in workout, restructuring or rehabilitation and ￦98 billion of loans to and debt securities of small- and medium-sized enterprises in workout, restructuring or rehabilitation, which represented 0.00% and 0.02% of our total loans and debt securities, respectively. At Woori Bank, the Corporate Restoration Analysis and Approval Department manages its workout, restructured and rehabilitated loans. Upon approval of a workout, restructuring or rehabilitation plan, a credit exposure is initially classified as precautionary or lower and thereafter cannot be classified higher than precautionary with limited exceptions. If a corporate borrower is in workout, restructuring or rehabilitation, we take the status of the borrower into account in assessing our loans to and collateral from that borrower for purposes of establishing our allowance for credit losses.

The following table shows, as of December 31, 2023, our 10 largest exposures that were in workout, restructuring or rehabilitation:

	Loans				Guarantees and Acceptances		Total Exposures		Collateral(1)		Amounts Classified as Substandard or Below(2)		Allowance for Credit Loss
Company	Won Currency		Foreign Currency

	(in billions of Won)
THE SOURCE OFFICE	￦	—	￦	11	￦	—	￦	11	￦	—	￦	—	￦	1
Trans-Pacific Resources LTD		3		1		—		4		1		4		3
TFJ GLOBAL		4		—		—		4		3		4		4
AeroSpace Technology of Korea, Inc.		4		—		—		4		3		1		1
UB-CELL CO., LTD		3		—		—		3		1		2		2
CNSTEEL CO.,LTD		—		—		3		3		—		—		—
TREE		3		—		—		3		3		3		1
WHAT’S ON THIRD?, INC.		—		3		—		3		—		—		—
POWERREX KOREA		2		—		—		2		2		2		—
HAEKWANG CONSTRUCTION CO.,LTD.		2		—		—		2		2		—		—

Total	￦	21	￦	15	￦	3	￦	39	￦	15	￦	16	￦	12

(1)	The value of collateral is appraised based on future cash flow and observable market price.
(2)	Classification is based on the Financial Services Commission’s asset classification criteria.

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

“—Loan Classifications” above. The following table shows, as of the dates indicated, certain details of our total non-performing loan portfolio:

	As of December 31,
	2022			2023

	(in billions of Won, except percentages)
Total non-performing loans	￦	1,016	(1)	￦	1,252	(2)
As a percentage of total loans		0.29%			0.35%

(1)	Excludes ￦124 billion of previously delinquent credit card balances restructured into loans that were classified as normal or precautionary.
(2)	Excludes ￦211 billion of previously delinquent credit card balances restructured into loans that were classified as normal or precautionary.

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

The following table sets forth, as of the dates indicated, our total non-performing loans by type of loan:

	As of December 31,
	2022			2023
	Amount		%	Amount		%

	(in billions of Won, except percentages)
Domestic
Corporate:
Commercial and industrial	￦	396	38.9%	￦	546	43.6%
Lease financing		8	0.7		16	1.3
Trade financing		24	2.4		13	1.0
Other commercial		13	1.3		29	2.3

Total corporate		441	43.3		604	48.2
Consumer:
General purpose household(1)		221	21.7		154	12.3
Mortgage		90	8.9		110	8.8

Total consumer		310	30.6		263	21.1
Credit cards		88	8.7		81	6.5

Total domestic		839	82.6		948	75.8
Foreign
Corporate:
Commercial and industrial		93	9.1		160	12.8
Lease financing		—	—		—	—
Trade financing		—	—		—	—
Other commercial		—	—		—	—

Total corporate		93	9.1		160	12.8
Consumer		84	8.3		144	11.4

Total foreign		177	17.4		304	24.2

Total non-performing loans	￦	1,016	100.0%	￦	1,252	100.0%

(1)	Includes home equity loans.

The following table presents an analysis of the changes in our non-performing loans for each of the years indicated:

	Year ended December 31,
	2022		2023

	(in billions of Won)
Balance at the beginning of the year	￦	927	￦	1,016
Additions to non-performing loans
Loans transferred into non-performing loans		1,372		2,323
Reductions in non-performing loans
Loans sold		(353)		(719)
Loans modified and returned to performing loans		(118)		(129)
Loans paid down or paid off		(318)		(355)
Loans charged-off		(494)		(884)
Other		—		—

Total net reductions to non-performing loans		89		236

Balance at the end of the year	￦	1,016	￦	1,252

Top 20 Non-Performing Loans. As of December 31, 2023, our 20 largest non-performing loans accounted for 30.8% of our total non-performing loan portfolio. The following table shows, as of that date, certain information regarding those loans:

	Gross principal outstanding		Allowance for credit losses		Collateral(1)		Industry

	(in billions of Won)
Borrower A	￦	82	￦	82	￦	—	Construction
Borrower B		30		11		41	Other
Borrower C		30		—		34	Other
Borrower D		26		12		26	Hotel, leisure and transportation
Borrower E		26		26		—	Manufacturing
Borrower F		22		—		21	Other
Borrower G		20		2		—	Manufacturing
Borrower H		20		8		17	Other
Borrower I		20		15		6	Other
Borrower J		19		1		—	Other
Borrower K		16		5		10	Manufacturing
Borrower L		10		—		—	Other
Borrower M		10		4		7	Other
Borrower N		10		4		7	Other
Borrower O		10		6		8	Other
Borrower P		9		4		—	Construction
Borrower Q		8		3		10	Real estate
Borrower R		7		5		2	Financial and insurance
Borrower S		7		—		12	Real estate
Borrower T		6		2		6	Construction

Total	￦	388	￦	190	￦	207

(1)	The value of collateral is appraised based on future cash flow and observable market price.

Non-Performing Loans and Impaired Loans

The term “non-performing loan” is used for our asset quality management in accordance with the Banking Industry Supervision Regulations of Korea, whereas the term “impaired loan” is used for financial reporting purposes based on our internal accounting policies in accordance with IFRS 9.

Major differences between non-performing loans and impaired loans are as follows:

Item	Non-performing loans	Impaired loans
Relevant regulation or accounting principle	Banking Industry Supervision Regulations of Korea (loans classified as “substandard,” “doubtful” or “estimated loss”)	Our internal policy based on IFRS 9

Scope	Loans	Loans (not including due from banks and other financial assets) under IFRS 9

Purchased impaired loans	Not included	Included

Loans classified as “precautionary” based on the Financial Services Commission’s asset classification criteria	Not included	Loans classified as “precautionary,” for which the borrower has a capital deficit or its auditor’s opinion on its financial statements is modified or qualified, are included

The following table shows, as of the dates indicated, the amounts of impaired loans and non-performing loans:

	As of December 31,
	2022		2023
	(in billions of Won)

Impaired loans	￦	1,683	￦	2,521
Non-performing loans		1,016		1,252

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

Each of our subsidiaries has one or more units that are responsible for managing non-performing loans. At Woori Bank, for example, the Credit Management and Collection Headquarters and the Corporate Restoration Analysis and Approval Department generally oversee the process for resolving non-performing loans transferred to them by other Woori Bank business units. We believe that by centralizing the management of our non-performing loans within each subsidiary, we can become more effective in dealing with the issues relating to these loans by pooling institutional knowledge and creating a more specialized workforce.

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

Foreclosure and Collateral. We generally foreclose on mortgages or exercise our security interests in respect of other collateral if a collateralized obligation becomes overdue for more than three months. At that time, we will petition a court to foreclose on collateral and to sell that collateral through a court-supervised auction. Under Korean law, that petition must be filed with a court that has jurisdiction over the mortgaged property, and must be filed together with a copy of the mortgage agreement and an extract of the court registry regarding the subject property. The court will then issue an order to commence the foreclosure auction, which will be registered in the court registry of the subject property. If no bidder bids at least the minimum amount set by the court on the first auction date, the court will set another date for a subsequent auction approximately one month later. Each time a new auction date is set, the minimum auction price will be lowered by approximately 20%. The auction procedure outlined above, however, might not apply to companies currently undergoing restructuring, recovery proceedings, workout or other court proceedings where there may be restrictions on auction procedures. Unlike laws relating to foreclosure in the United States, Korean law does not provide for non-judicial foreclosure. During 2021, 2022 and 2023, we held collateral with respect to loan balances overdue for more than three months representing approximately 0.1%, 0.2% and 0.4%, respectively, of our interest-bearing loan balances in each of those periods.

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

Sales of Non-Performing Loans

The overall asset quality of our loan portfolio is affected by sales of non-performing loans. These sales have been made primarily to third parties. The following table sets forth information regarding our sales of loans for the periods indicated:

	Year Ended December 31,
	2021						2022						2023

Purchaser	Net Carrying Amount(1)		Sale Price		Gain (Loss)		Net Carrying Amount(1)		Sale Price		Gain (Loss)		Net Carrying Amount(1)		Sale Price		Gain (Loss)

	(in billions of Won)
KAMCO	￦	—	￦	—	￦	—	￦	—	￦	—	￦	—	￦	36	￦	53	￦	17
Structured companies		61		76		15		26		32		6		496		569		73
UAMCO(2)		90		105		15		85		113		28		124		143		19
Others(3)		36		114		78		27		78		51		63		160		97

Total	￦	187	￦	295	￦	108	￦	138	￦	223	￦	85	￦	719	￦	925	￦	206

(1)	Net carrying amount represents the net value of non-performing loans after deduction of allowance for credit losses on such basis.
(2)	Woori Bank holds a 14% equity interest in UAMCO.
(3)	Includes ￦28 billion of sales to D&CM Corporation in 2021, which may be subject to repurchase by us.

Allocation and Analysis of Allowances for Credit Losses

The following table presents, as of the dates indicated, the allocation of our allowances for credit losses by loan type:

	As of December 31,
	2022			2023

	(in billions of Won, except percentages)
Domestic
Corporate:
Commercial and industrial	￦	1,148	49.2%	￦	1,692	56.9%
Lease financing		4	0.2		22	0.7
Trade financing		153	6.6		59	2.0
Other commercial		51	2.2		75	2.5

Total corporate		1,356	58.2		1,848	62.1
Consumer:
General purpose household(1)		450	19.3		456	15.3
Mortgage		15	0.6		34	1.1

Total consumer		465	19.9		490	16.4
Credit cards		303	13.0		349	11.8

Total domestic		2,124	91.1		2,687	90.3
Foreign
Corporate:
Commercial and industrial		139	6.0		211	7.1
Trade financing		2	0.1		3	0.1
Other commercial		6	0.3		13	0.4

Total corporate		147	6.4		227	7.6
Consumer		63	2.7		61	2.1

Total foreign		210	9.1		288	9.7

Total allowance for credit losses(2)	￦	2,334	100.0%	￦	2,975	100.0%

(1)	Includes home equity loans.
(2)	Not including due from banks and other financial assets.

The following table presents an analysis of the changes in our allowances for credit losses for each of the years indicated:

	Year ended December 31,
	2021		2022		2023

	(in billions of Won)
Balance at the beginning of the year(1)	￦	1,909	￦	1,887	￦	2,334
Bad debt expenses for the period		555		861		1,813
Changes due to business combination		28		6		1
Increase on repurchases of non-performing loans		—		—		—
Gross charge-offs:
Domestic:
Corporate:
Commercial and industrial		(157)		(122)		(299)
Lease financing		(2)		(1)		(3)
Trade financing		(12)		(4)		(13)
Other commercial		(3)		(2)		(10)

Total corporate		(174)		(129)		(325)
Consumer:
General purpose household(1)		(173)		(161)		(272)
Mortgage		—		—		—

Total consumer		(173)		(161)		(272)
Credit cards		(220)		(220)		(306)
Total domestic		(567)		(510)		(903)
Foreign		(61)		(13)		(3)

Total gross charge-offs		(628)		(523)		(906)
Recoveries:
Domestic:
Corporate:
Commercial and industrial		47		48		27
Lease financing		—		—		—
Trade financing		3		3		1
Other commercial		5		4		1

Total corporate		55		55		29
Consumer:
General purpose household(1)		41		38		36
Mortgage		34		32		29

Total consumer		75		70		65
Credit cards		66		54		34

Total domestic		196		179		128
Foreign:		—		1		15

Total recoveries		196		180		143

Net charge-offs		(432)		(343)		(763)
Disposal		(105)		(68)		(329)
Foreign exchange translation effects		6		(1)		2
Others(2)		(75)		(8)		(83)
Adjustment from discontinuing operations		—		—		—

Balance at the end of the year		￦1,886		￦2,334		￦2,975

Ratio of net charge-offs during the period to average loans outstanding during the period		0.2%		0.1%		0.3%

(1)	Includes home equity loans.
(2)	Includes unwinding of discount.

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

Procedure for Charge-off Approval. In order to charge off corporate loans, in the case of Woori Bank, an application for a charge-off must be submitted by a branch to the Credit Management and Collection Headquarters promptly and, in any event, within one month after the corporate loan is classified as estimated loss. The department evaluates and approves the application. Then, Woori Bank must seek an approval from the Financial Supervisory Service for its charge-offs, which is typically granted. At the same time, Woori Bank refers the approval of the charge-off by the Credit Management and Collection Headquarters to its Audit Committee for review to ensure compliance with its internal procedures for charge-offs, which include consultations with the branch submitting the charge-off application. Once Woori Bank receives approval from the Financial Supervisory Service, Woori Bank must also obtain approval from its senior management to charge off those loans.

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

In 2002, the Financial Services Commission established the Credit Counseling and Recovery Service based upon an agreement among approximately 160 financial institutions in Korea. Upon application to the Credit Counseling and Recovery Service and approval by creditor financial institutions representing a majority of the outstanding unsecured debt and two-thirds of the outstanding secured debt, a qualified “credit delinquent person” with outstanding debts to two or more financial institutions in an aggregate amount not exceeding ￦500 million may participate in an individual workout program designed to restructure such person’s debt and rehabilitate such person’s credit. The aggregate amount of loans of Woori Bank which became subject to such individual workout programs in 2023 was ￦146 billion. In 2023, Woori Bank recovered approximately ￦12 billion with respect to its loans subject to such individual workout programs.

Under the Korean Debtor Recovery and Bankruptcy Law, a qualified individual debtor with outstanding debts in an aggregate amount not exceeding threshold amounts of ￦1 billion of unsecured debt and/or ￦1.5 billion of secured debt may restructure his or her debts through a court-supervised debt restructuring that is binding on creditors. The aggregate amount of loans of Woori Bank which became subject to such court-supervised debt restructuring in 2023 was ￦285 billion. In 2023, Woori Bank recovered ￦37 billion with respect to its loans subject to such court-supervised debt restructuring.

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

In March 2009, the Financial Services Commission requested Korean banks, including Woori Bank, to establish a “pre-workout program,” including a credit counseling and recovery service, for retail borrowers with outstanding short-term debt in default. For example, under a pre-workout program for retail borrowers with outstanding short-term debt in default, maturity extensions and/or interest reductions are provided to certain eligible retail borrowers with total loans of ￦1.5 billion or less (consisting of no more than ￦500 million of unsecured loans and ￦1 billion of secured loans). This pre-workout program may be available for a retail borrower if (a) the delinquency period of such borrower is between 31 days and 89 days or (b) the delinquency period of such borrower is between one day and 30 days, the cumulative delinquency period during the year immediately preceding the application date was 30 days or more and the borrower has an annual income of ￦40 million or less. The aggregate amount of consumer credit Woori Bank provided which became subject to the pre-workout program in 2023 was ￦55 billion. See “Item 3.D. Risk Factors—Risks relating to our consumer credit portfolio—We may experience increases in delinquencies in our consumer loan and credit card portfolios.”

Net Charge-Offs. The following table presents information regarding our ratios of net charge-offs to average loans outstanding for each of the years indicated:

	Year ended December 31,
	2021					2022					2023

	Average loans		Net charge-offs		Net charge- offs/Average loans	Average loans		Net charge-offs		Net charge- offs/Average loans	Average loans		Net charge-offs		Net charge- offs/Average loans

	(in billions of Won)
Loans in local currency	￦	262,345	￦	224	0.09%	￦	280,518	￦	148	0.05%	￦	285,805	￦	480	0.17%
Loans in foreign currencies		22,194		44	0.20		27,627		11	0.04		28,289		(12)	(0.04)
Domestic banker’s usance		3,013		—	0.00		3,653		—	0.00		3,030		—	0.00
Credit card accounts		9,203		155	1.68		10,035		167	1.66		11,226		272	2.42
Bills bought in foreign currencies		5,878		—	0.00		6,361		—	0.00		4,718		—	0.00
Bills bought in local currency		158		—	0.00		(37)		—	0.00		29		—	0.00
Factoring receivables		26		—	0.00		34		—	0.00		22		—	0.00
Advances for customers on guarantees		28		5	17.86		24		1	4.17		22		10	45.45
Private placement bonds		504		—	0.00		512		—	0.00		543		5	0.92
Securitized loans		2,673		—	0.00		2,992		10	0.33		3,048		—	0.00
Call loans		2,185		—	0.00		3,463		—	0.00		3,794		—	0.00
Bonds purchased under resale agreements		3,244		—	0.00		3,220		—	0.00		1,537		—	0.00
Financial lease receivables		909		—	0.00		1,364		1	0.07		1,417		1	0.07
Installment financial bonds		2,378		4	0.17		3,049		5	0.16		2,693		7	0.26
Others		—		—	0.00		—		—	0.00		—		—	—

Total net charge-offs	￦	314,738	￦	432	0.14%	￦	342,815	￦	343	0.10%	￦	346,173	￦	763	0.22%

Securities Investment Portfolio

Investment Policy

We invest in and trade Won-denominated securities and, to a lesser extent, foreign currency-denominated securities for our own account to:

•	maintain asset stability and diversification;

•	maintain adequate sources of back-up liquidity to match funding requirements; and

•	supplement income from core lending activities.

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

Our securities investments are subject to various regulations, including limitations prescribed under the Financial Holding Company Act and the Bank Act. Under these regulations, a financial holding company may not own (i) more than 5% of the total issued and outstanding shares of another finance-related company, (ii) any shares of its affiliates, other than its direct or indirect subsidiaries, or (iii) any shares of a non-finance-related company. In addition, a bank must limit its investments in equity securities and other securities with maturities in excess of three years (other than monetary stabilization bonds issued by the Bank of Korea and Korean government bonds) to 100% of the sum of its total Tier I and Tier II capital amount (less any capital deductions).

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

Maturity Analysis

The following table categorizes our debt securities by maturity and weighted average yield as of December 31, 2023:

	As of December 31, 2023
	Within 1 year			Over 1 but Within 5 years			Over 5 but Within 10 years			Over 10 years			Total

	(in billions of Won, except percentages)
	Amount		Weighted Average Yield(1)	Amount		Weighted Average Yield(1)	Amount		Weighted Average Yield(1)	Amount		Weighted Average Yield(1)	Amount		Weighted Average Yield(1)

Financial assets at fair value through other comprehensive income:
Korean treasury and government agencies	￦	833	1.49%	￦	4,462	2.14%	￦	433	2.36%	￦	—	—%	￦	5,728	2.06%
Financial institutions		8,724	2.61		12,162	3.64		—	—		—	—		20,886	3.21
Corporate		1,207	1.79		2,741	3.18		46	2.44		—	—		3,994	2.75
Foreign currency bonds		2,167	3.46		2,744	3.28		56	5.51		526	5.84		5,493	3.62
Securities loaned		118	1.35		425	3.65		50	3.24		—	—		593	3.15

Total	￦	13,049	2.59%	￦	22,534	3.24%	￦	585	2.74%	￦	526	0.06%	￦	36,694	3.04%

Financial assets at amortized cost:
Korean treasury and government agencies	￦	1,718	1.50%	￦	6,353	1.30%	￦	69	1.40%	￦	—	—%	￦	8,140	1.34%
Financial institutions		3,078	4.20		3,579	3.62		—	—		—	—		6,657	3.89
Corporate		1,104	2.07		4,229	2.64		1,728	3.35		170	2.43		7,231	2.72
Foreign currency bonds		1,007	1.98		931	2.15		9	3.23		21	4.45		1,968	2.09

Total	￦	6,907	2.86%	￦	15,092	2.15%	￦	1,806	3.28%	￦	191	2.65%	￦	23,996	2.53%

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

Customer deposits are our principal funding source. Customer deposits accounted for 81.2% of our total funding as of December 31, 2022 and 81.5% of our total funding as of December 31, 2023.

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

As of December 31, 2023, 84.4% of our total funding was denominated in Won.

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

	For the year ended December 31,
	2021			2022			2023

	Average Balance(1)		Average Cost	Average Balance(1)		Average Cost	Average Balance(1)		Average Cost

	(in billions of Won, except percentages)
Demand deposits	￦	14,634	0.72%	￦	12,875	0.68%	￦	8,912	0.71%
Time deposits and savings deposits(2)		243,708	0.61		258,594	1.24		262,646	2.53
Certificates of deposit		2,858	0.94		5,263	2.19		11,773	3.86
Other deposits(3)		38,374	0.73		47,978	1.48		49,409	3.18

Average total deposits	￦	299,574	0.64%	￦	324,710	1.27%	￦	332,740	2.63%

(1)	Average balances are based on daily balances for Woori Bank and on quarterly balances for all of our other subsidiaries and our structured companies.
(2)	Savings deposits are deposits that allow the customers to deposit and withdraw funds at any time and accrue interest at a fixed rate set by us depending upon the period and amount of deposit.
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

The Depositor Protection Act provides insurance for certain deposits of banks in Korea through a deposit insurance system. See “—Supervision and Regulation—Principal Regulations Applicable to Banks—Deposit Insurance System.” The KDIC insures a maximum of ￦50 million per individual for deposits and interest in a single financial institution, regardless of when the deposits were made or the size of the deposits. In addition to the insured deposits applicable in Korea, the insured status for deposits in our foreign subsidiaries are determined based on the individual insurance limits enacted within local regulations, and are thus subject to differing national deposit insurance regimes. Our total uninsured deposits across all jurisdictions amounted to ￦264,351 billion as of December 31, 2022 and ￦293,696 billion as of December 31, 2023.

Uninsured Time Deposits

Our uninsured time deposits refer to our uninsured deposits that have a fixed maturity, including time deposits and installment savings deposits. The following table presents, as of December 31, 2023, the remaining maturities of our uninsured time deposits:

	As of December 31, 2023

	(in billions of Won)
Maturing within three months	￦	68,843
After three but within six months		32,417
After six but within 12 months		54,080
After 12 months		13,990

Total	￦	169,330

Supervision and Regulation

Principal Regulations Applicable to Financial Holding Companies

General

The Financial Holding Company Act, last amended in September 2023, regulates Korean financial holding companies and their subsidiaries. The entities that regulate and supervise Korean financial holding companies and their subsidiaries are the Financial Services Commission and the Financial Supervisory Service.

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

•	when it changes its corporate name;

•	when there is a cause for its dissolution;

•	when it or its subsidiaries cease to control any of their respective direct or indirect subsidiaries by disposing of their shares of such direct or indirect subsidiary; and

•	in other cases prescribed by the Enforcement Decree of the Financial Holding Company Act, where the soundness of management of a financial holding company may be undermined.

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

A bank holding company, which is a financial holding company controlling banks or other financial institutions conducting banking business as prescribed in the Financial Holding Company Act, is required to maintain a total minimum consolidated capital adequacy ratio of 11.5% (including applicable additional capital buffers and requirements as described below), which requirement is expected to increase to 12.5% on May 1, 2024, as a result of an additional 1.0% being added as a counter-cyclical capital buffer. “Consolidated capital adequacy ratio” is defined as the ratio of equity capital as a percentage of risk-weighted assets on a consolidated basis, determined in accordance with the Financial Services Commission requirements that have been formulated based on Bank of International Settlements, or BIS, standards. “Equity capital,” as applicable to bank holding companies, is defined as the sum of common equity Tier I capital, additional Tier I capital and Tier II capital less any deductible items, each as defined under the Regulation on the Supervision of Financial Holding Companies. “Risk-weighted assets” is defined as the sum of credit risk-weighted assets, market risk-weighted assets and operational risk-weighted assets.

Pursuant to regulations promulgated by the Financial Services Commission commencing in 2013 to implement Basel III, Korean bank holding companies were required to maintain a minimum ratio of common equity Tier I capital to risk-weighted assets of 3.5% and Tier I capital to risk-weighted assets of 4.5% from December 1, 2013, which minimum ratios were increased to 4.0% and 5.5%, respectively, from January 1, 2014 and increased further to 4.5% and 6.0%, respectively, from January 1, 2015. Such requirements are in addition to the pre-existing requirement for a minimum ratio of Tier I and Tier II capital (less any capital deductions) to risk-weighted assets of 8.0%, which remains unchanged. The amended regulations also require an additional capital conservation buffer of 2.5%, as well as a potential counter-cyclical capital buffer of up to 2.5%, which is determined on a quarterly basis by the Financial Services Commission. In May 2023, the Financial Services Commission announced that a counter-cyclical capital buffer of 1.0% would apply from May 2024, while maintaining an additional capital conservation buffer of 2.5% in 2024. Furthermore, bank holding companies designated as domestic systemically important banks for 2024 by the Financial Services Commission are subject to an additional capital requirement of 1.0%.

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

Large Exposure to Any Single or Interconnected Counterparty

In September 2023, the Financial Services Commission enacted and implemented the Basel regulations on large exposures, which became effective in February 2024, prior to which such regulations had been enforced through administrative guidance. Pursuant to such regulations, bank holding companies and banks are required to keep their exposures to any single or interconnected counterparty within 25% of their Tier I capital (or 20% for domestic systemically important bank holding companies and domestic systematically important banks, such as our holding company and Woori Bank, respectively) to prevent significant losses resulting from counterparty defaults. When assessing interconnectedness with counterparties, consideration is given not only to whether there is any ownership exceeding 50% of voting rights or de facto control over the bank holding company or the bank (including the right to appoint or dismiss directors), but also to whether the relationship involves economic dependence.

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

(1)	transfers to a special purpose company, or entrustment with a trust company, for an asset-backed securitization transaction under the Asset-Backed Securitization Act;

(2)	transfers or in-kind contributions to a corporate restructuring vehicle under the Corporate Restructuring Investment Companies Act; and

(3)	transfers to a corporate restructuring company under the Industry Promotion Act.

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

Sharing of Customer Information among Financial Holding Company and its Subsidiaries

Under the Act on Use and Protection of Credit Information, any individual customer’s credit information must be disclosed or otherwise used by financial institutions only to determine, establish or maintain existing commercial transactions with them and only after obtaining written consent to use that information. In addition, under the Act on Real Name Financial Transactions and Confidentiality, an individual working at a financial institution may not provide or reveal information or data concerning the contents of financial transactions to other persons unless such individual receives a request or consent in writing from the holder of a title deed, except under certain exceptions stipulated in the Act. Under the Financial Holding Company Act, a financial holding company and its direct and indirect subsidiaries, however, may share certain credit information of individual customers among themselves for internal management purposes outlined in the Enforcement Decree of the Financial Holding Company Act (such as credit risk management, internal control and customer analysis), without the customers’ written consent, subject to the methods and procedures for provision of such information set forth therein. A subsidiary financial investment company with a dealing and/or brokerage license of a financial holding company may provide that financial holding company and its other direct and indirect subsidiaries information relating to the aggregate amount of cash or securities that a customer of the financial investment company with a dealing and/or brokerage license has deposited, for internal management purposes outlined in the Enforcement Decree of the Financial Holding Company Act, subject to the methods and procedures for provision of such information set forth therein. Recent amendments to the Financial Holding Company Act, which became effective in November 2014, limit the scope of credit information that may be shared without the customers’ prior consent and require certain procedures for provision of customer information as prescribed by the Financial Services Commission. Beginning in May 2015, notice must be given to customers at least once a year regarding (i) the provider of customer information, (ii) the recipient of customer information, (iii) the purpose of providing the information and (iv) the categories of the information provided.

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

All banks must meet minimum ratios of Tier I and Tier II capital (less any capital deductions) to risk-weighted assets, determined in accordance with Financial Services Commission requirements that have been formulated based on BIS standards. These requirements were adopted and became effective in 1996, and were amended effective January 1, 2008 upon the implementation by the Financial Supervisory Service of Basel II. Under such requirements, all domestic banks and foreign bank branches are required to meet a minimum ratio of Tier I and Tier II capital (less any capital deductions) to risk-weighted assets of 8.0%. Commencing in July 2013, the Financial Services Commission promulgated a series of amended regulations implementing Basel III, pursuant to which Korean banks and bank holding companies were required to maintain a minimum ratio of common equity Tier I capital to risk-weighted assets of 3.5% and Tier I capital to risk-weighted assets of 4.5% from December 1, 2013, which minimum ratios were increased to 4.0% and 5.5%, respectively, from January 1, 2014 and increased further to 4.5% and 6.0%, respectively, from January 1, 2015. Such requirements are in addition to the pre-existing requirement for a minimum ratio of Tier I and Tier II capital (less any capital deductions) to risk-weighted assets of 8.0%, which remains unchanged. The amended regulations also require an additional capital conservation buffer of 2.5% in 2023 and 2024, as well as a potential counter-cyclical capital buffer of up to 2.5%, which is determined on a quarterly basis by the Financial Services Commission. In May 2023, the Financial Services Commission announced that it would increase the counter-cyclical capital buffer from 0% to 1%, which would become effective in May 2024 following a one-year grace period. Furthermore, we and Woori Bank were each designated as a domestic systemically important bank holding company and a domestic systematically important bank, respectively, for 2023 and 2024 by the Financial Services Commission, which subjects us and Woori Bank to the additional capital requirement of 1.0% in 2023 and 2024.

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

•

maintain a liquidity coverage ratio of not less than 100% (such requirement was temporarily reduced to 92.5% until June 2023 in response to the COVID-19 pandemic, which was increased to 95.0% until June 2024 as part of the normalization measures from the pandemic);

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

For foreign currency deposit liabilities, a 2% minimum reserve ratio is applied to time deposits with a maturity of one month or longer, certificates of deposit with a maturity of 30 days or longer and savings deposits with a maturity of six months or longer and a 7% minimum reserve ratio is applied to other deposits. A 1% minimum reserve ratio applies to deposits in offshore accounts, immigrant accounts and resident accounts opened by financial institutions (excluding bank holding companies) and the Export-Import Bank of Korea as well as foreign currency certificates of deposit held by account holders of such offshore accounts, immigrant accounts and resident accounts opened by such financial institutions.

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

The Bank Act also provides for certain restrictions on extending credits to a major shareholder. A “major shareholder” is defined as:

•

a shareholder holding (together with persons who have a special relationship with that shareholder) in excess of 10%; (or 15% in the case of regional banks) in the aggregate of the bank’s total issued and outstanding voting shares; or

•

a shareholder holding (together with persons who have a special relationship with such shareholder) in excess of 4% in the aggregate of the bank’s (excluding regional banks) total issued and outstanding voting shares of a bank (excluding shares subject to the shareholding restrictions on “non-financial business group companies” as defined under “Item 4.B. Business Overview—Supervision and Regulation—Principal Regulations Applicable to Financial Holding Companies—Restrictions on Ownership of a Financial Holding Company”), where such shareholder is the largest shareholder or has actual control over the major business affairs of the bank through, for example, appointment and dismissal of the officers pursuant to the Enforcement Decree of the Bank Act.

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

Lending to Small- and Medium-Sized Enterprises

In order to obtain funding from the Bank of Korea at concessionary rates for their small- and medium-sized enterprise loans, banks (including both nationwide and regional banks) are required to allocate a minimum of 50% of any quarterly increase in their Won currency lending to small- and medium-sized enterprises. If a bank does not comply with this requirement, the Bank of Korea may:

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

•	as to any new loans secured by housing (including apartments) for first-time homebuyers, the loan-to-value ratio should not exceed 80% as long as the amount of the loan does not exceed ￦600 million;

•

as to any new loans secured by housing (including apartments) located in “excessive investment,” “high speculation” or “adjustment target” areas, in each case as designated by the Korean government, the loan-to-value ratio should not exceed 50%, except that such maximum loan-to-value ratio shall be 70% for low-income households that (i) have a combined annual income of no more than ￦90 million, (ii) do not currently own any housing and (iii) are using the loan to purchase low-price housing valued at no more than ￦900 million (or ￦800 million in the case of adjustment target areas as designated by the Korean government);

•

as to any new loans secured by housing (including apartments) located nationwide to be extended to a household that already owns one or more houses, the maximum loan-to-value ratio must be adjusted to 10% lower than the applicable loan-to-value ratio described above;

•

as to any new loans secured by housing (including apartments) located in excessive investment, high speculation or adjustment target areas, in each case as designated by the Korean government, extended to a household that already owns one or more houses, the maximum loan-to-value ratio shall be 30%;

•

as to any new loans secured by housing (including apartments) located in excessive investment or high speculation areas, in each case as designated by the Korean government, the borrower’s debt-to-income ratio (calculated as (1) the aggregate annual total payment amount of (x) the principal of and interest on loans secured by such housing and existing mortgage and home equity loans and (y) the interest on other borrowings of the borrower over (2) the borrower’s annual income) should not exceed 40%, except that such maximum debt-to-income ratio is increased to 60% for (i) low-income households that (x) have an annual income of less than ￦90 million, (y) do not currently own any housing and (z) are using the loan to purchase low-price housing valued at ￦900 million or less (￦800 million or less in the case of adjustment target areas) or (ii) first-time homebuyers;

•

as to any new loans secured by housing (including apartments) located in adjustment target areas designated by the Korean government, the borrower’s debt-to-income ratio should not exceed 50%, except that such maximum debt-to-income ratio is increased to 60% for low-income households that (a)(i) have an annual income of less than ￦90 million, (ii) do not currently own any housing and (iii) are using the loan to purchase low-price housing valued at ￦800 million or less or (b) are first-time homebuyers; and

•

as to any new loans extended to a household that has already obtained loans in an aggregate principal amount of more than ￦100 million (including the new loan being applied for), the borrower’s debt-service-ratio (calculated as (1) the aggregate annual total payment amount of the principal of and interest on financial liabilities, including the loans secured by such high-priced housing, divided by (2) the borrower’s annual income) should not exceed 40% unless otherwise specified by the applicable regulations.

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

Restrictions on Foreign Exchange Position

Under the Korean Foreign Exchange Transaction Act of Korea, each of a bank’s net overpurchased and oversold positions may not exceed 50% of its shareholder’s equity as of the end of the prior month.

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

Issuance of New Cards and Solicitation of New Cardholders

The Specialized Credit Financial Business Act and its Enforcement Decree establish the conditions under which a credit card company may issue new cards and solicit new members. New credit cards may be issued only to the following persons:

•	persons who are at least 19 years old when they apply for a credit card;

•	minors for whom the issuance of a credit card is necessitated by governmental policies, such as financial aid;

•	minors who are at least 12 years old that need transportation cards;

•	minors who are 18 years old and have submitted documents evidencing employment as of the date of the credit card application, such as an employment certificate; or

•	persons whose capability to pay bills as they come due has been verified using standards established by the credit card company.

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

Environment, Social Responsibility and Corporate Governance

We launched our environment, social responsibility and corporate governance, or ESG, initiative, “Good Finance for the NEXT”, in 2021. With respect to the environment, we have made significant efforts to address the climate crisis, biodiversity and the circular economy. For example, in August 2023, we received approval from the Science Based Targets initiative for our carbon reduction target goals. In addition, we regularly disclose information about our climate risk management through our sustainability reports, in accordance with the framework set forth by the Task Force on Climate-related Financial Disclosures. With respect to social responsibility, we have established a public foundation called Woori Future Foundation to fund projects aimed at improving the quality of life of the underprivileged. With respect to corporate governance, we have appointed two female outside directors, one of whom is an expert in ESG-related matters and a director of the Center for Social Value Enhancement Studies, in order to diversify our board of directors and strengthen our ESG-related capabilities. In addition, we strive to establish a trustworthy and transparent corporate governance system through various initiatives, including stakeholder co-prosperity management and the facilitation of prompt and clear communications with all stakeholders with respect to various ESG-related issues.

We believe that our endeavors described above have been well-received by the public and have contributed significantly to our exceptional performance in major ESG evaluations worldwide. Specifically, we have been ranked at the top global level concerning ESG ratings. We received an “AAA” rating from MSCI ESG Research, a global provider of research, ratings and analysis of ESG-related business practices, which represents the highest available rating and is granted to the top 5% of the banks evaluated by MSCI ESG Research. We are included in the Dow Jones Sustainability Asia Pacific Index, which is designed to measure the performance of sustainability leaders in the Asia-Pacific region as identified by S&P Global through the Corporate Sustainability Assessment, which represents the top 20% of the 600 largest companies in the developed countries in the Asia-Pacific region in the S&P Global Broad Market Index based various long-term economic, environmental and social criteria. We also received a “grade A” from the Korea Institute of Corporate Governance and Sustainability, a non-profit corporate governance service provider and global think tank focused on enhancing ESG policies across organizations.

Item 4.C.	Organizational Structure

The following chart provides an overview of our structure, including our significant subsidiaries and our ownership of such subsidiaries as of March 31, 2024:

The following table provides summary information for our subsidiaries (other than structured companies) that are consolidated in our consolidated financial statements as of and for the year ended December 31, 2023:

Subsidiary	Percentage of Ownership		Total Assets		Shareholders’ Equity		Operating Revenue		Net Income (loss) attributable to owners
	(in millions of Won, except percentages)
Woori Bank	100.0%		￦	458,017,067	￦	26,703,452	￦	37,719,811	￦	2,505,587
Woori Card Co., Ltd.	100.0			17,491,193		2,660,785		2,099,755		110,998
Woori Financial Capital Co., Ltd.	100.0			12,417,338		1,620,655		1,538,360		127,836
Woori Investment Bank Co., Ltd.	100.0			6,375,625		1,101,735		429,764		(53,374)
Woori Asset Trust Co., Ltd.	72.3	(1)(2)		337,976		258,229		129,982		32,297
Woori Savings Bank	100.0			1,938,948		179,459		133,872		(49,139)
Woori Asset Management Corp.(3).	73.0			161,868		129,088		41,311		6,408
Woori Credit Information Co., Ltd.	100.0			45,662		37,681		43,774		5,014
Woori Fund Services Co., Ltd.	100.0			27,526		24,768		17,059		3,539
Woori Private Equity Asset Management Co., Ltd.	100.0			96,006		91,588		10,216		1,960
Woori FIS Co., Ltd.	100.0			80,563		48,259		339,163		(7,511)
Woori Finance Research Institute Co., Ltd.	100.0			6,444		3,841		7,792		72
Woori Financial F&I Inc.	100.0			877,702		204,437		31,290		3,866
Woori Venture Partners Co., Ltd.	100.0			328,782		298,592		14,676		3,929
Woori Global Asset Management Co., Ltd.(3)	100.0			37,512		23,986		13,857		(3,913)

(1)	Including treasury stocks (our ownership interest is 95.3% excluding such treasury stocks).
(2)

In March 2024, we participated in a capital increase by Woori Asset Trust Co., Ltd. and Woori Asset Trust Co. cancelled its treasury shares, as a combined result of which our equity interest in Woori Asset Trust Co., Ltd. increased to 96.7%. In April 2024, we acquired additional shares of Woori Asset Trust Co., Ltd. from its minority shareholders, which further increased our equity interest to 98.7%.

(3)

In January 2024, we merged Woori Global Asset Management Co., Ltd. with and into Woori Asset Management Corp., which became our consolidated subsidiary in which we held a 77.5% equity interest. In March 2024, we acquired all remaining shares of Woori Asset Management Corp. from Yuanta Securities Korea Co., Ltd., pursuant to which Woori Asset Management Corp. became our wholly-owned subsidiary.

Item 4.D.	Property, Plants and Equipment

Our registered office and corporate headquarters, with a total area of approximately 97,222 square meters, are located at 51, Sogong-ro, Jung-gu, Seoul, Korea. Information regarding certain of our properties in Korea as of December 31, 2023 is presented in the following table:

Type of Facility/Building	Location	Area
		(square meters)
Woori Bank registered office and corporate headquarters	51, Sogong-ro, Jung-gu, Seoul, Korea 04632	97,222
Woori Bank Sangam Tower	17, World Cup buk-ro 60-gil, Mapo-gu, Seoul, Korea 03921	81,475
Woori Bank Digital Tower	48, Sogong-ro, Jung.gu, Seoul, Korea 04631	33,022

As of December 31, 2023, we had a network of 711 banking branches in Korea, 202 of which are housed in buildings owned by us, while the remaining branches are leased properties. Lease terms are generally from two to three years and seldom exceed five years. We also have subsidiaries in the United States, China, Hong Kong, Russia, Indonesia, Cambodia, Brazil, Myanmar, the Philippines, Vietnam and Germany and branches, agencies and representative offices across the world. See “Item 4.B. Business Overview—Capital Markets Activities—International Banking.” We do not own any material properties outside of Korea.

As of December 31, 2023, the net book value of the properties owned by us and our right-of-use assets was ￦2,793 billion and ￦384 billion, respectively. As of the same date, our lease liabilities amounted to ￦334 billion.

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

Trends in the Korean Economy

Our financial position and results of operations have been and will continue to be significantly affected by financial and economic conditions in Korea. Substantial growth in lending in Korea to small- and medium-sized enterprises in recent years, and financial difficulties experienced by such enterprises as a result of, among other things, adverse changes in economic conditions in Korea and globally (such as inflation and high interest rates), may lead to increasing delinquencies and a deterioration in overall asset quality in the credit exposures of Korean banks to small- and medium-sized enterprises. Our loans to small- and medium-sized enterprises increased from ￦122,925 billion as of December 31, 2022 to ￦130,553 billion as of December 31, 2023. In 2023, we recorded charge-offs of ￦330 billion in respect of our Won-denominated loans to small- and medium-sized enterprises, compared to charge-offs of ￦117 billion in 2022. See “Item 3.D. Risk Factors—Risks relating to our corporate credit portfolio—The largest portion of our exposure is to small- and medium-sized enterprises, and financial difficulties experienced by companies in this segment may result in a deterioration of our asset quality and have an adverse impact on us.”

In recent years, commercial banks, consumer finance companies and other financial institutions in Korea have also made significant investments and engaged in aggressive marketing in consumer lending (including mortgage and home equity loans), leading to substantially increased competition in this segment. From the second half of 2016 to 2021, the Korean government introduced various measures to tighten regulations on mortgage and other lending and housing subscription in response to the rapid growth in consumer debt and concerns over speculative investments in real estate in certain areas. The Korean government has since relaxed some of these measures by introducing a number of policy measures that seek to sustain housing prices and activity levels in the Korean real estate market, in light of an overall decrease in housing prices over the course of 2022. However, the Korean government has indicated in the second half of 2023 that it would begin tightening regulations again in response to the continued rise in the level of consumer debt. Our consumer loan portfolio increased from ￦143,940 billion as of December 31, 2022 to ￦147,137 billion as of December 31, 2023. A continued decrease in housing prices, together with the high level of consumer debt and deteriorating domestic and global economic conditions, could result in declines in consumer spending and reduced economic growth, which may lead to increases in delinquency levels of our consumer loan and credit card portfolios. In 2023, we recorded charge-offs of ￦272 billion and provisions for credit losses of ￦423 billion in respect of our consumer loan portfolio, compared to charge-offs of ￦161 billion and provisions for credit losses of ￦206 billion in 2022. See “Item 3.D. Risk Factors—Risks relating to our consumer credit portfolio.”

The Korean economy is closely tied to, and is affected by developments in, the global economy. The overall prospects for the Korean and global economy in 2024 and beyond remain uncertain. In recent years, the global financial markets have experienced significant volatility as a result of, among other things:

•	the occurrence of severe health epidemics, including the COVID-19 pandemic;

•

hostilities, political or social tensions involving Russia (including the invasion of Ukraine by Russia and ensuing actions that the United States and other countries have taken or may take in the future) and the resulting adverse effects on the global supply of oil and other natural resources and the global financial markets;

•	interest rate fluctuations as well as perceived or actual changes in policy rates, or other monetary and fiscal policies set forth, by the U.S. Federal Reserve and other central banks;

•	a rise in inflation rates and volatility in stock markets and exchange rates worldwide;

•	financial and social difficulties affecting many countries worldwide, in particular in Latin America and Europe;

•	increased uncertainties in the global financial markets and industry, in particular those faced by several banks in the United States and Europe;

•	a deterioration in economic and trade relations between the United States and its major trading partners, including China;

•

escalations in trade protectionism globally and geopolitical tensions in East Asia and the Middle East (including those resulting from the escalating hostilities in the Middle East following the Israel-Hamas war);

•	the slowdown of economic growth in China and other major emerging market economies; and

•	political and social instability in various countries in the Middle East, including Yemen, Iran, Syria and Iraq.

In light of the high level of interdependence of the global economy, unfavorable changes in the global financial markets, including as a result of any of the foregoing developments, could have a material adverse effect on the Korean economy and financial markets, and in turn on our business, financial condition and results of operations.

For example, in recent years, the COVID-19 pandemic had led to significant global economic and financial disruptions, including an adverse impact on international trade and business activities, sharp declines and significant volatility in the financial markets. See “Item 3.D. Risk Factors—Other risks relating to our business—The global COVID-19 pandemic and any possible recurrence of other types of widespread infectious diseases may adversely affect our business, financial condition or results of operations.” More recently, in early 2023, difficulties at several banks in the United States and Europe caused uncertainty for financial services companies, in particular the banking sector, and fear of instability in the global financial system generally, including in Korea. Future events involving limited liquidity, defaults, non-performance or other adverse developments that affect the financial services industry generally or financial institutions, transactional counterparties or other companies in the financial services industry, or concerns or rumors about any events of these kinds or other similar risks, may lead to market-wide liquidity problems or increase our risk in various dealings with our counterparties, among others. See “Item 3.D. Risk Factors—Other risks relating to our business—Adverse developments affecting the financial services industry, including events or concerns involving liquidity of financial institutions, could adversely affect our business, financial condition or results of operations.”

In addition, the interest rates on our interest-earning assets and interest-bearing liabilities, and therefore our net interest income, are affected by The Bank of Korea’s policy rates. Amid rising concerns of a potential global recession as a result of the COVID-19 pandemic, the Bank of Korea had reduced its policy rate to 0.75% in March 2020 and 0.50% in May 2020. However, as the economy began to show signs of recovery from the

COVID-19 pandemic starting from the second half of 2021, the Bank of Korea gradually raised its policy rate to pre-pandemic levels of 1.25% from August 2021 through January 2022. More recently, in response to rising levels of household debt and inflation in Korea as well as globally, the Bank of Korea continued to raise its policy rate to 3.50% from April 2022 through January 2023.

We are also exposed to adverse changes and volatility in the global and Korean financial markets as a result of our liabilities and assets denominated in foreign currencies and our holdings of trading and investment securities, including structured products. The value of the Won relative to major foreign currencies in general and the U.S. dollar in particular has fluctuated widely in recent years and has been subject to significant volatility as a result of the COVID-19 pandemic, the invasion of Ukraine by Russia and the ensuing sanctions against Russia, the escalating hostilities in the Middle East following the Israel-Hamas war and the widening difference in policy rates between the United States and Korea. A depreciation of the Won will increase our cost of servicing our foreign currency-denominated debt, while continued exchange rate volatility may also result in foreign exchange losses for us. Furthermore, as a result of the deterioration in global and Korean economic conditions, there have been fluctuations in securities prices, including the stock prices of Korean and foreign companies in which we hold an interest. Such developments have resulted in and may lead to further trading and valuation losses on our trading and investment securities portfolio as well as impairment losses on our investments in joint ventures and associates.

As a result of volatile conditions in the Korean and global economies and financial markets, as well as factors such as fluctuations in oil and commodity prices, high inflation rates, difficulties faced by several banks in the United States and Europe, increased uncertainties resulting from geopolitical tensions, interest and exchange rate fluctuations, higher unemployment, lower consumer confidence, stock market volatility, changes in fiscal and monetary policies and continued tensions with North Korea, the economic outlook for the financial services sector in Korea in 2024 and for the foreseeable future remains highly uncertain.

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

	June 30, 2019		Dec. 31, 2019		June 30, 2020		Dec. 31, 2020		June 30, 2021		Dec. 31, 2021		June 30, 2022		Dec. 31, 2022		June 30, 2023		Dec. 31, 2023

KOSPI		2,130.62		2,197.67		2,108.33		2,873.47		3,296.68		2,977.65		2,332.64		2,236.40		2,564.28		2,655.28
￦/US$ exchange rates(1)	￦	1,154.58	￦	1,155.46	￦	1,200.50	￦	1,086.11	￦	1,130.42	￦	1,188.59	￦	1,298.95	￦	1,260.18	￦	1,317.80	￦	1,290.97
Corporate bond rates(2)		2.0%		2.0%		1.8%		1.7%		2.0%		2.5%		4.5%		5.5%		5.1%		4.6%
Treasury bond rates(3)		1.5%		1.4%		0.8%		1.0%		1.5%		1.8%		3.5%		3.7%		3.7%		3.2%

(1)	Represents the noon buying rate on the dates indicated.
(2)	Measured by the yield on three-year Korean corporate bonds rated as A+ by the Korean credit rating agencies.
(3)	Measured by the yield on three-year treasury bonds issued by the Ministry of Economy and Finance of Korea.

Results of Operations

Net Interest Income

The following table shows, for the years indicated, the principal components of our interest income:

	Year ended December 31,						Percentage change
	2021		2022		2023		2022/2021	2023/2022

	(in billions of Won)						(%)
Interest income
Financial assets at fair value through profit or loss	￦	46	￦	107	￦	192	132.6%	79.4%
Financial assets at fair value through other comprehensive income		381		633		999	66.1	57.8
Financial assets at amortized cost:
Securities at amortized cost		325		515		783	58.5	52.0
Loans and other financial assets at amortized cost:
Interest on due from banks		47		244		544	419.1	123.0
Interest on loans		9,065		13,109		18,043	44.6	37.6
Interest on other receivables		31		47		81	51.6	72.3

Subtotal		9,468		13,915		19,450	47.0	39.8

Total interest income		9,895		14,655		20,642	48.1	40.9

Interest expense
Interest on deposits due to customers		1,907		4,121		8,738	116.1	112.0
Interest on borrowings		220		598		1,295	171.8	116.6
Interest on debentures		727		1,036		1,507	42.5	45.5
Other interest expense		48		195		349	306.3	79.0
Interest on lease liabilities		7		8		10	14.3	25.0

Total interest expense		2,909		5,958		11,899	104.8	99.7

Net interest income	￦	6,986	￦	8,697	￦	8,743	24.5%	0.5%

Net interest margin(1)		1.74%		1.96%		1.92%

(1)	The ratio of net interest income to average interest-earning assets.

Comparison of 2023 to 2022

Interest Income. Interest income increased 40.9% from ￦14,655 billion in 2022 to ￦20,642 billion in 2023, primarily due to a 37.6% increase in interest on loans, which was enhanced by a 57.8% increase in interest on financial assets at fair value through other comprehensive income, a 123.0% increase in interest on due from banks and a 52.0% increase in interest on securities at amortized cost. The average yield on interest-earning assets increased by 124 basis points from 3.30% in 2022 to 4.54% in 2023, which reflected the higher overall level of interest rates prevailing in Korea in 2023 compared to 2022, as discussed above in “—Overview—Trends in the Korean Economy.” The effect of this increase was enhanced by a 2.3% increase in the average balance of interest-earning assets from ￦444,373 billion in 2022 to ￦454,538 billion in 2023, primarily due to growths of our portfolios of securities at amortized cost, loans and financial assets at fair value through profit or loss.

The 37.6% increase in interest on loans from ￦13,109 billion in 2022 to ￦18,043 billion in 2023 was principally due to:

•

a 139 basis point increase in the average yield on commercial and industrial loans from 3.65% in 2022 to 5.04% in 2023, which was enhanced by a 6.3% increase in the average volume of such loans from ￦155,581 billion in 2022 to ￦165,383 billion in 2023;

•

a 158 basis point increase in the average yield on general purpose household loans (including home equity loans) from 4.68% in 2022 to 6.26% in 2023, which was slightly offset by a 2.0% decrease in the average volume of such loans from ￦79,453 billion in 2022 to ￦77,875 billion in 2023; and

•

a 127 basis point increase in the average yield on mortgage loans from 3.15% in 2022 to 4.42% in 2023, which was slightly offset by a 3.1% decrease in the average volume of such loans from ￦70,465 billion in 2022 to ￦68,296 billion in 2023.

The average yields on commercial and industrial loans, general purpose household loans and mortgage loans increased mainly due to the higher overall level of interest rates prevailing in Korea in 2023 compared to 2022. The average volume of commercial and industrial loans increased primarily due to the increased demand from borrowers in need of financing in light of the continuing uncertainty in the Korean and global financial markets in 2023. The average volume of general purpose household loans decreased primarily due to the decreased demand for credit loans and home equity loans, while the average volume of mortgage loans decreased primarily due to an overall decrease in the number of houses purchased in Korea, resulting from a downturn in the Korean real estate market.

Overall, the average yield on loans increased by 139 basis points from 3.82% in 2022 to 5.21% in 2023, while the average volume of loans increased 1.0% from ￦342,815 billion in 2022 to ￦346,171 billion in 2023.

The 57.8% increase in interest on financial assets at fair value through other comprehensive income from ￦633 billion in 2022 to ￦999 billion in 2023 was due to a 113 basis point increase in the average yield on financial assets at fair value through other comprehensive income from 1.77% in 2022 to 2.90% in 2023, which was principally due to the higher overall level of interest rates prevailing in Korea in 2023 compared to 2022. Such increase was slightly offset by a 4.0% decrease in the average volume of such assets from ￦35,848 billion in 2022 to ￦34,430 billion in 2023, which primarily reflected the residual effects of our efforts to re-allocate our assets to lower-risk products in response to the rapid increase in interest rates in 2022.

The 123.0% increase in interest on due from banks from ￦244 billion in 2022 to ￦544 billion in 2023 was due to a 143 basis point increase in the average yield on due from banks from 1.00% in 2022 to 2.43% in 2023, which was principally due to the higher overall level of interest rates prevailing in Korea in 2023 compared to 2022. Such increase was slightly offset by an 8.8% decrease in the average volume of such assets from ￦24,505 billion in 2022 to ￦22,357 billion in 2023, which was principally due to a decrease in the balance of our demand deposits at other financial institutions.

The 52.0% increase in interest on securities at amortized cost from ￦515 billion in 2022 to ￦783 billion in 2023 was due to a 59 basis point increase in the average yield on securities at amortized cost from 2.40% in 2022 to 2.99% in 2023, which was largely due to the higher overall level of interest rates prevailing in Korea in 2023 compared to 2022. Such increase was enhanced by a 22.1% increase in the average volume of such assets from ￦21,450 billion in 2022 to ￦26,189 billion in 2023, which primarily reflected the residual effects of our efforts to re-allocate our assets to lower-risk products in response to the rapid increase in interest rates in 2022.

Interest Expense. Interest expense increased 99.7% from ￦5,958 billion in 2022 to ￦11,899 billion in 2023, primarily due to a 112.0% increase in interest expense on deposits due to customers, which was enhanced by a 116.6% increase in interest expense on borrowings and a 45.5% increase in interest expense on debentures. The average cost of interest-bearing liabilities increased by 133 basis points from 1.40% in 2022 to 2.73% in 2023, which mainly reflected the higher overall level of interest rates prevailing in Korea in 2023 compared to 2022. The effect of this increase was enhanced by a 2.3% increase in the average balance of interest-bearing liabilities from ￦426,482 billion in 2022 to ￦436,501 billion in 2023, which mainly reflected increases in the average balances of deposits, borrowings and other interest-bearing liabilities, which were offset in part by a decrease in the average balance of debentures.

The 112.0% increase in interest expense on deposits due to customers from ￦4,121 billion in 2022 to ￦8,738 billion in 2023 resulted mainly from:

•

a 129 basis point increase in the average cost of Won-denominated time and savings deposits from 1.24% in 2022 to 2.53% in 2023, which was slightly enhanced by a 1.6% increase in the average balance of such deposits from ￦258,594 billion in 2022 to ￦262,646 billion in 2023; and

•

a 170 basis point increase in the average cost of other deposits (other than Won-denominated demand deposits, time and savings deposits and certificates of deposit) from 1.48% in 2022 to 3.18% in 2023, which was slightly enhanced by a 3.0% increase in the average balance of such deposits from ￦47,978 billion in 2022 to ￦49,409 billion in 2023.

The increases in the average costs of Won-denominated time and savings deposits and other deposits were primarily attributable to the higher overall level of interest rates prevailing in Korea in 2023 compared to 2022, while the increases in the average volumes of Won-denominated time and savings deposits and other deposits mainly reflected the customers’ continuing preference for low-risk products and institutions in Korea in light of the continuing uncertainty in financial markets in 2023 resulting from the higher overall interest rates in 2023 compared to 2022.

Overall, the average cost of deposits increased by 136 basis points from 1.27% in 2022 to 2.63% in 2023, while the average volume of deposits increased 2.5% from ￦324,710 billion in 2022 to ￦332,740 billion in 2023.

The 116.6% increase in interest expense on borrowings from ￦598 billion in 2022 to ￦1,295 billion in 2023 was primarily due to a 205 basis point increase in the average cost of borrowings from 1.99% in 2022 to 4.04% in 2023, which mainly reflected the higher overall level of interest rates prevailing in Korea in 2023 compared to 2022. Such increase was slightly enhanced by a 6.7% increase in the average balance of borrowings from ￦30,004 billion in 2022 to ￦32,029 billion in 2023, which was mainly attributable to our continued use of borrowings to meet our funding needs.

The 45.5% increase in interest expense on debentures from ￦1,036 billion in 2022 to ￦1,507 billion in 2023 was due to a 134 basis point increase in the average cost of debentures from 2.23% in 2022 to 3.57% in 2023, which was offset in part by a 9.0% decrease in the average balance of debentures from ￦46,414 billion in 2022 to ￦42,230 billion in 2023. The increase in the average cost of debentures was mainly due to the higher level of interest rates prevailing in Korea in 2023 compared to 2022, while the decrease in the average balance of debentures mainly reflected our efforts to comply with a request by the financial regulatory authorities to temporarily refrain from issuing new debentures in the beginning of 2023 to help stabilize the Korean financial market.

Net Interest Margin. Net interest margin represents the ratio of net interest income to average interest-earning assets. Our overall net interest margin decreased from 1.96% in 2022 to 1.92% in 2023, as a 0.5% increase in our net interest income from ￦8,697 billion in 2022 to ￦8,743 billion in 2023 was outpaced by a 2.3% increase in the average balance of our interest-earning assets from ￦444,373 billion in 2022 to ￦454,538 billion in 2023. The increase in interest income outpaced the increase in interest expense, resulting in the increase in net interest income. The growth in average interest-earning assets was mostly offset by an increase in average interest-bearing liabilities from ￦426,482 billion in 2022 to ￦436,501 billion in 2023. The decrease in net interest margin was driven mainly by a decrease in our net interest spread, which represents the difference between the average yield on our interest-earning assets and the average cost of our interest-bearing liabilities, from 1.90% in 2022 to 1.81% in 2023. The decrease in our net interest spread reflected a smaller increase in the yield on interest-earning assets compared to the increase in the average cost of interest-bearing liabilities, primarily due to the earlier adjustment of interest rates on interest-earning assets compared to interest rates on interest-bearing liabilities, as the rate of increase in interest rates slowed down in 2023 compared to 2022.

Comparison of 2022 to 2021

Interest Income. Interest income increased 48.1% from ￦9,895 billion in 2021 to ￦14,655 billion in 2022, primarily due to a 44.6% increase in interest on loans, which was enhanced by a 66.1% increase in interest on financial assets at fair value through other comprehensive income, a more than four-fold increase in interest on due from banks and a 58.5% increase in interest on securities at amortized cost. The average yield on interest-earning assets increased by 83 basis points from 2.47% in 2021 to 3.30% in 2022, which reflected the higher overall level of interest rates prevailing in Korea in 2022 compared to 2021, as discussed above in “—Overview—Trends in the Korean Economy.” The effect of this increase was enhanced by a 10.7% increase in the average balance of interest-earning assets from ￦401,368 billion in 2021 to ￦444,373 billion in 2022, primarily due to the growth of our loan portfolio.

The 44.6% increase in interest on loans from ￦9,065 billion in 2021 to ￦13,109 billion in 2022 was principally due to:

•

a 108 basis point increase in the average yield on commercial and industrial loans from 2.57% in 2021 to 3.65% in 2022, which was enhanced by a 14.6% increase in the average volume of such loans from ￦135,776 billion in 2021 to ￦155,581 billion in 2022;

•

a 117 basis point increase in the average yield on general purpose household loans (including home equity loans) from 3.51% in 2021 to 4.68% in 2022, which was offset in part by a 0.6% decrease in the average volume of such loans from ￦79,923 billion in 2021 to ￦79,453 billion in 2022; and

•

a 64 basis point increase in the average yield on mortgage loans from 2.52% in 2021 to 3.15% in 2022, which was enhanced by a 7.3% increase in the average volume of such loans from ￦65,653 billion in 2021 to ￦70,465 billion in 2022.

The average yields on commercial and industrial loans, general purpose household loans and mortgage loans increased mainly due to the higher overall level of interest rates prevailing in Korea in 2022 compared to 2021. The average volume of commercial and industrial loans and mortgage loans increased primarily due to the increased demand from borrowers in need of financing in light of the increasing uncertainty in the Korean and global financial markets in 2022 compared to 2021. The average volume of general purpose household loans decreased primarily due to the decreased demand for credit loans and home equity loans.

Overall, the average yield on loans increased by 94 basis points from 2.88% in 2021 to 3.82% in 2022, while the average volume of loans increased 8.9% from ￦314,738 billion in 2021 to ￦342,815 billion in 2022.

The 66.1% increase in interest on financial assets at fair value through other comprehensive income from ￦381 billion in 2021 to ￦633 billion in 2022 was principally due to a 53 basis point increase in the average yield on financial assets at fair value through other comprehensive income from 1.24% in 2021 to 1.77% in 2022, which was principally due to the higher overall level of interest rates prevailing in Korea in 2022 compared to 2021. Such increase was enhanced by a 16.7% increase in the average volume of such assets from ￦30,724 billion in 2021 to ￦35,848 billion in 2022, which was principally due to increases in Won-denominated debt securities from financial institutions and Won-denominated treasury bonds.

The more than four-fold increase in interest on due from banks from ￦47 billion in 2021 to ￦244 billion in 2022 was primarily due to a 78 basis point increase in the average yield on due from banks from 0.22% in 2021 to 1.00% in 2022, which was principally due to the higher overall level of interest rates prevailing in Korea in 2022 compared to 2021. Such increase was enhanced by a 14.3% increase in the average volume of such assets from ￦21,442 billion in 2021 to ￦24,505 billion in 2022, which was principally due to an increase in the balance of our foreign currency-denominated deposits at other financial institutions.

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

Interest Expense. Interest expense increased 104.8% from ￦2,909 billion in 2021 to ￦5,958 billion in 2022, primarily due to a 116.1% increase in interest expense on deposits, which was enhanced by a 171.8% increase in interest expense on borrowings. The average cost of interest-bearing liabilities increased by 64 basis points from 0.76% in 2021 to 1.40% in 2022, which mainly reflected the higher overall level of interest rates prevailing in Korea in 2022 compared to 2021, as well as a decrease in the volume of low-cost deposits. The effect of this increase was enhanced by a 10.9% increase in the average balance of interest-bearing liabilities from ￦384,650 billion in 2021 to ￦426,482 billion in 2022, which was principally due to increases in the average balances of deposits, borrowings and debentures.

The 116.1% increase in interest expense on deposits from ￦1,907 billion in 2021 to ￦4,121 billion in 2022 resulted mainly from:

•

a 63 basis point increase in the average cost of Won-denominated time and savings deposits from 0.61% in 2021 to 1.24% in 2022, which was enhanced by a 6.1% increase in the average balance of such deposits from ￦243,708 billion in 2021 to ￦258,594 billion in 2022; and

•

a 75 basis point increase in the average cost of other deposits (other than Won-denominated demand deposits, time and savings deposits and certificates of deposit) from 0.73% in 2021 to 1.48% in 2022, which was enhanced by a 25.0% increase in the average balance of such deposits from ￦38,374 billion in 2021 to ￦47,978 billion in 2022.

The increases in the average costs of Won-denominated time and savings deposits and other deposits were primarily attributable to the higher overall level of interest rates prevailing in Korea in 2022 compared to 2021, while the increases in the average volumes of Won-denominated time and savings deposits and other deposits mainly reflected the customers’ continuing preference for low-risk products and institutions in Korea in light of the continuing uncertainty in financial markets in 2022 resulting from the COVID-19 pandemic and the higher overall interest rates in 2022 compared to 2021.

Overall, the average cost of deposits increased by 63 basis points from 0.64% in 2021 to 1.27% in 2022, while the average volume of deposits increased 8.4% from ￦299,574 billion in 2021 to ￦324,710 billion in 2022.

The 171.8% increase in interest expense on borrowings from ￦220 billion in 2021 to ￦598 billion in 2022 was primarily due to a 104 basis point increase in the average cost of borrowings from 0.95% in 2021 to 1.99% in 2022, which mainly reflected the higher overall level of interest rates prevailing in Korea in 2022 compared to 2021. Such increase was enhanced by a 29.2% increase in the average balance of borrowings from ￦23,216 billion in 2021 to ￦30,004 billion in 2022, which was mainly attributable to our continued use of borrowings to meet our funding needs.

The 42.5% increase in interest expense on debentures from ￦727 billion in 2021 to ￦1,036 billion in 2022 was primarily due to a 45 basis point increase in the average cost of debentures from 1.78% in 2021 to 2.23% in 2022, which was enhanced by a 13.4% increase in the average balance of debentures from ￦40,935 billion in 2021 to ￦46,414 billion in 2022. The increase in the average cost of debentures was mainly due to the higher level of interest rates prevailing in Korea in 2022 compared to 2021, while the increase in the average balance of debentures mainly reflected the increase in debentures issued by our subsidiaries Woori Card and Woori Financial Capital in 2022.

Net Interest Margin. Our overall net interest margin increased from 1.74% in 2021 to 1.96% in 2022, as a 24.5% increase in our net interest income from ￦6,986 billion in 2021 to ￦8,697 billion in 2022 outpaced a 10.7% increase in the average balance of our interest-earning assets from ￦401,368 billion in 2021 to ￦444,373 billion in 2022. The increase in interest income outpaced the increase in interest expense, resulting in the increase in net interest income. The growth in average interest-earning assets was mostly offset by an increase in average interest-bearing liabilities from ￦384,650 billion in 2021 to ￦426,482 billion in 2022. The increase in net interest margin was driven mainly by an increase in our net interest spread from 1.71% in 2021 to 1.90% in 2022. The increase in our net interest spread reflected a larger increase in the yield on interest-earning assets compared to the increase in the average cost of interest-bearing liabilities, primarily due to the earlier adjustment of interest rates on interest-earning assets compared to interest rates on interest-bearing liabilities in the context of a higher interest rate environment in 2022 compared to 2021.

Impairment Losses Due to Credit Loss

The following table shows, for the years indicated, the components of our impairment losses due to credit loss.

	Year ended December 31,						Percentage change
	2021		2022		2023		2022/2021	2023/2022

	(in billions of Won)						(%)
Reversal (provision) due to credit loss on financial assets measured at fair value through other comprehensive income	￦	(5)	￦	1	￦	(17)	N/M (1)	N/M (1)
Provision for impairment loss due to credit loss on securities at amortized cost		(1)		(3)		(6)	200.0%	100.0%
Provision for impairment loss due to credit loss on loans and other financial assets at amortized cost		(552)		(882)		(1,840)	59.8	108.6
Reversal of (provision for) guarantee		11		(8)		(4)	N/M (1)	(50.0)
Reversal of (provisions for) unused loan commitments		10		6		(29)	(40.0)	N/M (1)

Total impairment losses due to credit loss	￦	(537)	￦	(885)	￦	(1,895)	64.8%	114.1%

(1)	N/M = not meaningful.

Comparison of 2023 to 2022

Our impairment losses due to credit loss increased 114.1% from ￦885 billion in 2022 to ￦1,895 billion in 2023, primarily due to a 108.6% increase in provisions for impairment loss due to credit loss on loans and other financial assets at amortized cost from ￦882 billion in 2022 to ￦1,840 billion in 2023. Such increase in provisions for impairment loss due to credit loss on loans and other financial assets at amortized cost was primarily due to our measures to address a potential increase in credit loss that could result from a deterioration in the overall asset quality due to the adverse changes in economic conditions in Korea and globally in 2023.

Comparison of 2022 to 2021

Our impairment losses due to credit loss increased 64.8% from ￦537 billion in 2021 to ￦885 billion in 2022, primarily due to a 59.8% increase in provisions for credit loss on loans and other financial assets at amortized cost from ￦552 billion in 2021 to ￦882 billion in 2022. Such increase in provisions for credit loss on loans and other financial assets at amortized cost was primarily due to our measures to address a potential increase in credit loss that could result from a deterioration in the overall asset quality due to the adverse changes in economic conditions in Korea and globally in 2022.

Allowance for Credit Losses

For information on our allowance for credit losses, see “Item 4.B. Business Overview—Assets and Liabilities—Loan Portfolio—Allocation and Analysis of Allowances for Credit Losses.”

Corporate Loans

The following table shows, for the years indicated, certain information regarding our impaired corporate loans (including government loans and bank loans):

	As of December 31,
	2021	2022	2023

Impaired corporate loans as a percentage of total corporate loans	0.3%	0.5%	0.8%
Allowance for credit losses for corporate loans as a percentage of total corporate loans	0.7	0.8	1.0
Allowance for credit losses for corporate loans as a percentage of impaired corporate loans	219.7	161.0	127.6
Net charge-offs of corporate loans as a percentage of total corporate loans	0.1	0.0	0.1

During 2023, impaired corporate loans as a percentage of total corporate loans increased, as our impaired corporate loans increased 72.9% from ￦940 billion as of December 31, 2022 to ￦1,625 billion as of December 31, 2023, while our total corporate loans increased from ￦191,101 billion as of December 31, 2022 to ￦201,029 billion as of December 31, 2023. Allowance for credit losses for corporate loans as a percentage of total corporate loans also increased during 2023, as a 37.1% increase in our allowance for credit losses for corporate loans from ￦1,513 billion as of December 31, 2022 to ￦2,074 billion as of December 31, 2023 outpaced the increase in our total corporate loans. The increase in our allowance for credit losses for corporate loans was mainly attributable to our measures to address a potential increase in credit loss that could result from a deterioration in the overall asset quality of our corporate loan portfolio caused by the potentially adverse economic conditions in Korea and globally. However, allowance for credit losses as a percentage of impaired corporate loans decreased as the increase in our allowance for credit losses for corporate loans was outpaced by the increase in our impaired corporate loans. Net charge-offs of corporate loans as a percentage of total corporate loans represented 0.0% and 0.1% as of December 31, 2022 and 2023, respectively.

During 2022, both impaired corporate loans and allowance for credit losses for corporate loans, each as a percentage of total corporate loans, increased primarily due to a deterioration in the overall credit quality of our corporate loans, which outpaced an increase in the total amount of our corporate loans from ￦179,717 billion as of December 31, 2021 to ￦191,101 billion as of December 31, 2022. However, allowance for credit losses for corporate loans as a percentage of impaired corporate loans decreased during 2022, as a 27.0% increase in allowance for credit losses for corporate loans from ￦1,191 billion as of December 31, 2021 to ￦1,513 billion as of December 31, 2022 was outpaced by a 73.4% increase in impaired corporate loans from ￦542 billion as of December 31, 2021 to ￦940 billion as of December 31, 2022. The increase in our impaired corporate loans was mainly attributable to the deterioration of the overall asset quality of our corporate loan portfolio due to the adverse changes in economic conditions in Korea and globally in 2022. The increase in our allowance for credit losses for corporate loans was mainly attributable to our measures to address a potential increase in credit loss that could result from a deterioration in the overall asset quality of our corporate loan portfolio caused by the potentially adverse economic conditions in Korea and globally. Net charge-offs of corporate loans as a percentage of total corporate loans represented 0.1% and 0.0% as of December 31, 2021 and 2022, respectively.

Consumer Loans and Credit Card Balances

The following table shows, for the years indicated, certain information regarding our impaired loans to the consumer sector, excluding credit card balances:

	As of December 31,
	2021	2022	2023

Impaired consumer loans as a percentage of total consumer loans	0.3%	0.4%	0.4%
Allowance for credit losses for consumer loans as a percentage of total consumer loans	0.3	0.4	0.4
Allowance for credit losses for consumer loans as a percentage of impaired consumer loans	88.0	91.8	86.0
Net charge-offs of consumer loans as a percentage of total consumer loans	0.1	0.1	0.1

Our impaired consumer loans and allowance for credit losses for consumer loans, each as a percentage of total consumer loans, remained stable at 0.4% as of each of December 31, 2022 and 2023, as our impaired consumer loans increased 13.8% from ￦564 billion as of December 31, 2022 to ￦642 billion as of December 31, 2023, our allowance for credit losses for consumer loans increased 6.6% from ￦518 billion as of December 31, 2022 to ￦552 billion as of December 31, 2023, and our total consumer loans increased 2.2% from ￦143,940 billion as of December 31, 2022 to ￦147,137 billion as of December 31, 2023. The increases in impaired consumer loans and allowance for credit losses for consumer loans were mainly attributable to the expected deterioration in the overall asset quality of our consumer loan portfolio caused by the adverse changes in economic conditions in Korea and globally in 2023. However, allowance for credit losses for consumer loans as a percentage of impaired consumer loans decreased, as the increase in impaired consumer loans outpaced the increase in allowance for credit losses for consumer loans. Net charge-offs of consumer loans as a percentage of total consumer loans remained stable at 0.1% as of December 31, 2022 and 2023.

Our impaired consumer loans and allowance for credit losses for consumer loans, each as a percentage of total consumer loans, increased from 0.3% as of December 31, 2021 to 0.4% as of December 31, 2022 as a 12.8% increase in impaired consumer loans from ￦500 billion as of December 31, 2021 to ￦564 billion as of December 31, 2022 was enhanced by a 3.0% decrease in total consumer loans from ￦148,361 billion as of December 31, 2021 to ￦143,940 billion as of December 31, 2022. Allowance for credit losses for consumer loans as a percentage of impaired consumer loans also increased, as a 17.7% increase in allowance for credit losses for consumer loans from ￦440 billion as of December 31, 2021 to ￦518 billion as of December 31, 2022 outpaced the increase in impaired consumer loans due to the expected deterioration in the overall asset quality of our consumer loan portfolio caused by the adverse changes in economic conditions in Korea and globally in 2022. Net charge-offs of consumer loans as a percentage of total consumer loans remained stable at 0.1% as of December 31, 2021 and 2022.

The following table shows, for the years indicated, certain information regarding our impaired credit card balances:

	As of December 31,
	2021	2022	2023

Impaired credit card balances as a percentage of total credit card balances(1)	1.2%	1.7%	2.0%
Allowance for credit losses for credit card balances as a percentage of total credit card balances(1)	2.6	2.9	2.8
Allowance for credit losses for credit card balances as a percentage of impaired credit card balances(1)	219.8	169.3	137.9
Net charge-offs of credit card balances as a percentage of total credit card balances(1)	1.6	1.6	2.2

(1)	Includes corporate credit card balances.

During 2023, impaired credit card balances as a percentage of total credit card balances increased mainly because a deterioration in the overall credit quality of our credit card portfolio outpaced a 20.8% increase in total credit card balances from ￦10,370 billion as of December 31, 2022 to ￦12,532 billion as of December 31, 2023. However, allowance for credit losses for credit card balances as a percentage of impaired credit card balances decreased, as a 15.2% increase in our allowance for credit losses for credit card balances from ￦303 billion as of December 31, 2022 to ￦349 billion as of December 31, 2023 was outpaced by a 41.3% increase in impaired credit card balances from ￦179 billion as of December 31, 2022 to ￦253 billion as of December 31, 2023. Allowance for credit losses for credit card balances as a percentage of total credit card balances also decreased, as the increase in allowance for credit losses for credit card balances was outpaced by the increase in total credit card balances. Net charge-offs of credit card balances as a percentage of total credit card balances increased from 1.6% as of December 31, 2022 to 2.2% as of December 31, 2023, as the increase in net charge-offs of credit card balances outpaced the increase in total credit card balances.

During 2022, impaired credit card balances and allowance for credit losses for credit card balances, each as a percentage of total credit card balances, increased mainly because a deterioration in the overall credit quality of our credit card portfolio outpaced a 6.3% increase in total credit card balances from ￦9,757 billion as of December 31, 2021 to ￦10,370 billion as of December 31, 2022. However, allowance for credit losses for credit card balances as a percentage of impaired credit card balances decreased, as an 18.8% increase in our allowance for credit losses for credit card balances from ￦255 billion as of December 31, 2021 to ￦303 billion as of December 31, 2022 was outpaced by a 54.3% increase in impaired credit card balances from ￦116 billion as of December 31, 2021 to ￦179 billion as of December 31, 2022. Net charge-offs of credit card balances as a percentage of total credit card balances remained stable at 1.6% as of December 31, 2021 and 2022.

Net Fees and Commissions Income

The following table shows, for the years indicated, the components of our net fees and commissions income:

	Year ended December 31,						Percentage change
	2021		2022		2023		2022/2021	2023/2022

	(in billions of Won)						(%)
Fees and commissions income	￦	2,172	￦	2,500	￦	2,566	15.1%	2.6%
Fees and commissions expense		(701)		(790)		(845)	12.7	7.0

Total fees and commissions income, net	￦	1,471	￦	1,710	￦	1,720	16.2%	0.6%

Comparison of 2023 to 2022

Our net fees and commissions income increased 0.6% from ￦1,710 billion in 2022 to ￦1,720 billion in 2023, due to a 2.6% increase in fees and commissions income from ￦2,500 billion in 2022 to ￦2,566 billion in 2023, which was mostly offset by a 7.0% increase in fees and commissions expense from ￦790 billion in 2022 to ￦845 billion in 2023.

The 2.6% increase in fees and commissions income was primarily due to a 21.8% increase in fees and commissions received related to leases from ￦573 billion in 2022 to ￦698 billion in 2023, which was enhanced by a 7.7% increase in fees and commissions received on credit cards from ￦595 billion in 2022 to ￦641 billion in 2023. Such increases were offset in part by a 46.8% decrease in fees and commissions received on securities business from ￦111 billion in 2022 to ￦59 billion in 2023 and a 21.5% decrease in fees and commissions received for brokerage from ￦186 billion in 2022 to ￦146 billion in 2023. The increase in fees and commissions received related to leases was mainly due to an increase in fees and commissions received relating to leases of Woori Financial Capital, while the increase in fees and commissions received on credit cards was mainly due to an increase in the use of credit cards by our customers. The decrease in fees and commissions received on securities business was primarily due to a decrease in fees received for financial consulting and underwriting activities resulting from a decrease in the volume of activity in the Korean securities trading market in 2023, while the decrease in fees and commissions received for brokerage was mainly due to a decrease in sales fees received for bancassurance and securities related services resulting from the weak financial markets in 2023.

The 7.0% increase in fees and commissions expense was primarily due to a 9.4% increase in credit card commissions paid from ￦447 billion in 2022 to ￦489 billion in 2023. The increase in credit card commissions paid was mainly due to an increase in commissions related to credit card benefits as well as an increase in credit card marketing fees paid.

Comparison of 2022 to 2021

Our net fees and commissions income increased 16.2% from ￦1,471 billion in 2021 to ￦1,710 billion in 2022, mainly due to a 15.1% increase in fees and commissions income from ￦2,172 billion in 2021 to ￦2,500 billion in 2022, which was partially offset by a 12.7% increase in fees and commissions expense from ￦701 billion in 2021 to ￦790 billion in 2022.

The 15.1% increase in fees and commissions income was primarily due to a 52.8% increase in fees and commissions related to leases from ￦375 billion in 2021 to ￦573 billion in 2022, which was enhanced by a 23.1% increase in fees and commissions from trust management from ￦216 billion in 2021 to ￦266 billion in 2022. The increase in fees and commissions related to leases was mainly due to the increased fees and commissions received related to leases of Woori Financial Capital and the increase in fees and commissions from trust management was primarily attributable to increases in compensation relating to the management of land trusts in the form of construction completion guarantees.

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

Net Gain on Financial Instruments

The following table shows, for the years indicated, the components of our net gain on financial instruments:

	Year ended December 31,						Percentage change
	2021		2022		2023		2022/2021	2023/2022

	(in billions of Won)						(%)
Net gain on financial instruments at fair value through profit or loss	￦	326	￦	239	￦	488	(26.7)%	104.2%
Net gain (loss) on financial assets at fair value through other comprehensive income		33		(21)		(38)	N/M (1)	81.0
Net gain arising on financial assets at amortized cost		107		74		204	(30.8)	175.7

Total net gain on financial instruments	￦	466	￦	291	￦	655	(37.6)%	125.1%

(1)	N/M = not meaningful.

Comparison of 2023 to 2022

Our net gain on financial instruments increased 125.1% from ￦291 billion in 2022 to ￦655 billion in 2023. Such increase was primarily attributable to a 104.2% increase in net gain on financial instruments at fair value through profit or loss from ￦239 billion in 2022 to ￦488 billion in 2023, which was enhanced by a 175.7% increase in net gain arising on financial assets at amortized cost from ￦74 billion in 2022 to ￦204 billion in 2023.

The 104.2% increase in net gain on financial instruments at fair value through profit or loss resulted mainly from a change in net gain (loss) on the transactions and valuation of currency derivatives held for trading from a net loss of ￦1,111 billion in 2022 to a net gain of ￦149 billion in 2023, which was enhanced by a change in net gain (loss) on the transactions and valuation of securities at fair value through profit or loss from a net loss of ￦258 billion in 2022 to a net gain of ￦698 billion in 2023. This was offset in large part by a change in net gain (loss) on the transactions and valuation of interest rate derivatives held for trading from a net gain of ￦1,591 billion in 2022 to a net loss of ￦249 billion in 2023.

The 175.7% increase in net gain arising on financial assets at amortized cost was primarily due to our disposal of non-performing loans to manage our delinquency ratio.

Comparison of 2022 to 2021

Our net gain on financial instruments decreased 37.6% from ￦466 billion in 2021 to ￦291 billion in 2022. This decrease was attributable to a 26.7% decrease in net gain on financial instruments at fair value through profit or loss from ￦326 billion in 2021 to ￦239 billion in 2022, a change in net gain (loss) on financial assets at fair value through other comprehensive income from a net gain of ￦33 billion in 2021 to a net loss of ￦21 billion in 2022 and a 30.8% decrease in net gain arising on financial assets at amortized cost from ￦107 billion in 2021 to ￦74 billion in 2022.

The 26.7% decrease in net gain on financial instruments at fair value through profit or loss resulted mainly from a significant increase in net loss on the transactions and valuation of currency derivatives held for trading from ￦29 billion in 2021 to ￦1,111 billion in 2022, which was enhanced by a change in net gain (loss) on the transactions and valuation of securities at fair value through profit or loss from a net gain of ￦53 billion in 2021 to a net loss of ￦258 billion in 2022. This was mostly offset by a nearly five-fold increase in net gain on the transactions and valuation of interest rate derivatives held for trading from ￦273 billion in 2021 to ￦1,591 billion in 2022.

The change in net gain (loss) on financial assets at fair value through other comprehensive income was due to a change in gain (loss) on the transaction of securities at fair value through other comprehensive income from a net gain of ￦33 billion in 2021 to a net loss of ￦21 billion in 2022, which was in turn due to our re-allocation of certain debt securities that involved disposal of such securities at a loss in order to obtain debt securities with more favorable terms in the context of a higher interest rate environment in 2023 compared to 2022.

The 30.8% decrease in net gain arising on financial assets at amortized cost was primarily because in 2021 we realized gains on sales of project finance loans, but that did not occur in 2022, and also because our gains on sales of our non-performing card receivables decreased in 2022 compared to 2021.

For further information regarding our net gain on financial instruments, see Notes 33 and 34 of the notes to our consolidated financial statements included elsewhere in this annual report.

General and Administrative Expenses

The following table shows, for the years indicated, the components of our general and administrative expenses:

	Year ended December 31,						Percentage change
	2021		2022		2023		2022/2021	2023/2022
	(in billions of Won)						(%)
Employee benefits	￦	2,701	￦	2,912	￦	2,729	7.8%	(6.3)%
Depreciation and amortization		524		522		503	(0.4)	(3.6)
Other general and administrative expenses		922		1,096		1,212	18.9	10.6

General and administrative expenses	￦	4,147	￦	4,530	￦	4,443	9.2%	(1.9)%

Comparison of 2023 to 2022

Our general and administrative expenses decreased 1.9% from ￦4,530 billion in 2022 to ￦4,443 billion in 2023, primarily due to a 6.3% decrease in employee benefits from ￦2,912 billion in 2022 to ￦2,729 billion in 2023, which was significantly offset by a 10.6% increase in other general and administrative expenses from ￦1,096 billion in 2022 to ￦1,212 billion in 2023.

The 6.3% decrease in employee benefits was primarily due to a 5.4% decrease in short-term employee benefits, which include salaries and employee fringe benefits, from ￦2,571 billion in 2022 to ￦2,431 billion in

2023, which was enhanced by a 29.0% decrease in retirement benefit service costs from ￦169 billion in 2022 to ￦120 billion in 2023. The decrease in short-term employee benefits was principally due to a decrease in employee salaries, which was in turn mainly due to a decrease in the amount of performance bonuses paid. The decrease in retirement benefit service costs was principally due to a decrease in the required amount we set aside for our retirement reserve funds, resulting from an increase in the discount rates that we use to calculate such amount due to the higher overall interest rates prevailing in Korea in 2023 compared to 2022.

The 10.6% increase in other general and administrative expenses was principally due to increases in rent expenses, expenses relating to taxes and public dues, computer and IT related expenses and service charge expenses.

Comparison of 2022 to 2021

Our general and administrative expenses increased 9.2% from ￦4,147 billion in 2021 to ￦4,530 billion in 2022, primarily as a result of a 7.8% increase in employee benefits from ￦2,701 billion in 2021 to ￦2,912 billion in 2022, which was enhanced by a 18.9% increase in other general and administrative expenses from ￦922 billion in 2021 to ￦1,096 billion in 2022.

The 7.8% increase in employee benefits was due to a 10.8% increase in short-term employee benefits from ￦2,321 billion in 2021 to ￦2,571 billion in 2022. Such increase was partially offset by a 10.5% decrease in termination benefits from ￦181 billion in 2021 to ￦162 billion in 2022. The increase in short-term employee benefits was principally due to an increase in employee salaries as a result of an increase in average wages. The decrease in termination benefits was due to a decrease in payments through our early retirement program.

The 18.9% increase in other general and administrative expenses was principally due to increases in advertising expenses, miscellaneous other general and administrative expenses and expenses relating to taxes and public dues.

For further information regarding our general and administrative expenses, see Note 36-(1) of the notes to our consolidated financial statements included elsewhere in this annual report.

Other Net Operating Expenses

The following table shows, for the years indicated, the components of our other net operating expenses:

	Year ended December 31,						Percentage change
	2021		2022		2023		2022/2021	2023/2022

	(in billions of Won)						(%)
Other operating income	￦	903	￦	1,982	￦	1,841	119.5%	(7.1)%
Other operating expenses		(1,790)		(2,994)		(3,362)	67.3	12.3

Total other net operating expenses	￦	(887)	￦	(1,012)	￦	(1,521)	14.1%	50.3%

Comparison of 2023 to 2022

Our other net operating expenses increased 50.3% from ￦1,012 billion in 2022 to ￦1,521 billion in 2023, as a 12.3% increase in other operating expenses from ￦2,994 billion in 2022 to ￦3,362 billion in 2023 was enhanced by a 7.1% decrease in other operating income from ￦1,982 billion in 2022 to ￦1,841 billion in 2023.

Other operating expenses include principally losses on transaction of foreign exchange, KDIC deposit insurance premiums, contributions to miscellaneous funds, losses related to derivatives designated for hedging, losses on fair value hedged items and miscellaneous other operating expenses. The 12.3% increase in other operating expenses was primarily the result of a 41.3% increase in miscellaneous other operating expenses from ￦736 billion in 2022 to ￦1,040 billion in 2023, which was enhanced by a 9.6% increase in loss on transactions of foreign exchange from ￦1,182 billion in 2022 to ￦1,296 billion in 2023. Such increases were offset in part by an 85.6% decrease in losses related to derivatives designated for hedging from ￦250 billion in 2022 to ￦36 billion in 2023. The increase in miscellaneous other operating expenses was primarily due to an increase in lease depreciation costs resulting from an increase in Woori Financial Capital’s operating lease assets. The increase in losses on transaction of foreign exchange, which was principally due to higher exchange rate volatility in 2023 compared to 2022, was offset in small part by a 1.9% increase in gains on transaction of foreign exchange from ￦1,403 billion in 2022 to ￦1,429 billion in 2023, which is recorded as part of other operating income. On a net basis, net gain on transaction of foreign exchange decreased 39.8% from ￦221 billion in 2022 to ￦133 billion in 2023. The decrease in losses related to derivatives designated for hedging was primarily due to lower interest rate volatility in 2023 compared to 2022.

Other operating income includes principally gains on transactions of foreign exchange, gains related to derivatives designated for hedging, gains on fair value hedged items and miscellaneous other operating income. The 7.1% decrease in other operating income was mainly attributable to a 96.5% decrease in gains on fair value hedged items from ￦258 billion in 2022 to ￦9 billion in 2023. The decrease in gains on fair value hedged items was primarily due to lower interest rate volatility in 2023 compared to 2022.

Comparison of 2022 to 2021

Our other net operating expenses increased 14.1% from ￦887 billion in 2021 to ￦1,012 billion in 2022, as a 67.3% increase in other operating expenses from ￦1,790 billion in 2021 to ￦2,994 billion in 2022 outpaced a 119.5% increase in other operating income from ￦903 billion in 2021 to ￦1,982 billion in 2022.

The 67.3% increase in other operating expenses was primarily the result of a 162.1% increase in loss on transactions of foreign exchange from ￦451 billion in 2021 to ￦1,182 billion in 2022, and was enhanced by a 56.6% increase in miscellaneous other operating expenses from ￦470 billion in 2021 to ￦736 billion in 2022. The increase in losses on transaction of foreign exchange, which was principally due to higher exchange rate volatility in 2022 compared to 2021, was more than offset by a 149.2% increase in gains on transaction of foreign exchange from ￦563 billion in 2021 to ￦1,403 billion in 2022, which is recorded as part of other operating income. On a net basis, net gain on transaction of foreign exchange increased 97.3% from ￦112 billion in 2021 to ￦221 billion in 2022. The increase in miscellaneous other operating expenses was primarily due to an increase in lease depreciation costs from ￦251 billion in 2021 to ￦389 billion in 2022 resulting from the increase in lease depreciation costs incurred by Woori Financial Capital.

The 119.5% increase in other operating income was mainly attributable to a 149.2% increase in gains on transaction of foreign exchange from ￦563 billion in 2021 to ￦1,403 billion in 2022, which was enhanced by a 143.4% increase in gains on fair value hedged items from ￦106 billion in 2021 to ￦258 billion in 2022 and a 45.3% increase in miscellaneous other operating income from ￦172 billion in 2021 to ￦250 billion in 2022. The increase in gains on transactions of foreign exchange, which was principally due to higher exchange rate volatility in 2022 compared to 2021, was mostly offset by an increase in losses on transactions of foreign exchange, which is recorded as part of other operating expenses, as discussed above. The increase in gains on fair value hedged items was primarily due to higher interest rate volatility in 2022 compared to 2021. The increase in miscellaneous other operating income was primarily due to an increase in our gains from disposals of lease assets by Woori Financial Capital.

For further information regarding our other net operating expenses, see Notes 36-(2) and (3) of the notes to our consolidated financial statements included elsewhere in this annual report.

Net Other Non-operating Expenses

The following table shows, for the years indicated, the components of our net other non-operating expenses:

	Year ended December 31,						Percentage change
	2021		2022		2023		2022/2021	2023/2022

	(in billions of Won)						(%)
Other non-operating income	￦	188	￦	159	￦	118	(15.4)%	(25.8)%
Other non-operating expenses		(223)		(112)		(209)	(49.8)	86.6

Total net other non-operating income (expenses)	￦	(35)	￦	47	￦	(91)	N/M (1)	N/M	(1)

(1)	N/M = not meaningful.

Comparison of 2023 to 2022

Our net other non-operating income (expenses) changed from net income of ￦47 billion in 2022 to net expenses of ￦91 billion in 2023, due to an 86.6% increase in other non-operating expenses from ￦112 billion in 2022 to ￦209 billion in 2023 and, to a lesser extent, a 25.8% decrease in other non-operating income from ￦159 billion in 2022 to ￦118 billion in 2023.

Other non-operating expenses include principally depreciation on investment properties, operating expenses on investment properties, losses on disposal of investments in joint ventures and associates, losses on disposal of premises and equipment, intangible assets and other assets, impairment losses on premises and equipment, intangible assets and other assets, donations and miscellaneous other non-operating expenses. The 86.6% increase in other non-operating expenses was primarily attributable to a 175.5% increase in miscellaneous other non-operating expenses from ￦49 billion in 2022 to ￦135 billion in 2023. Such increase was in turn attributable to additional provisions we established in 2023 for losses relating to the reimbursements we made in order to compensate our consumers for their losses in certain funds.

Other non-operating income includes principally rental fee income, gain on disposal of investments in joint ventures and associates, gain on disposal of premises and equipment, intangible assets and other assets, reversal of impairment loss on premises and equipment, intangible assets and other assets and miscellaneous other non-operating income. The 25.8% decrease in other non-operating income was primarily attributable to a 91.1% decrease in gain on disposal of premises and equipment, intangible assets and other assets from ￦56 billion in 2022 to ￦5 billion in 2023. Such decrease was mainly due to one-time gains recognized in connection with the disposals of certain properties owned by Woori Bank in 2022 that were not repeated in 2023.

Comparison of 2022 to 2021

Our net other non-operating income (expenses) changed from net expenses of ￦35 billion in 2021 to net income of ￦47 billion in 2022, due to a 49.8% decrease in other non-operating expenses from ￦223 billion in 2021 to ￦112 billion in 2022, which was offset in part by a 15.4% decrease in other non-operating income from ￦188 billion in 2021 to ￦159 billion in 2022.

The 49.8% decrease in other non-operating expenses was mainly attributable to a 72.2% decrease in miscellaneous other non-operating expenses from ￦176 billion in 2021 to ￦49 billion in 2022. Such decrease in turn was attributable to the misappropriation of funds from Woori Bank by one of its employees in 2012, 2015 and 2018, which was discovered in April 2022 and recorded as a one-time non-operating expense for 2021, which was not repeated in 2022.

The 15.4% decrease in other non-operating income was primarily attributable to a significant decrease in gains on disposal of investment in joint ventures and associates from ￦71 billion in 2021 to ￦1 billion in 2022, which was partially offset by a 54.9% increase in miscellaneous other non-operating income from ￦51 billion in 2021 to ￦79 billion in 2022. The decrease in gains on disposal of investment in joint ventures and associates was mainly due to gains in 2021 from our decrease in share ownership interest in Kbank resulting from our non-participation in the capital increase of Kbank, which was not repeated in 2022. The increase in miscellaneous other non-operating income was principally due to the return of settlement reserves relating to the U.S. sanctions and Lime investigations. See “Item 3.D. Other Risks Relating to Our Business” and “Item 8.A. Consolidated Statements and Other Financial Information—Legal Proceedings and Regulatory Actions.”

For further information regarding our net other non-operating income (expenses), see Notes 37-(3) and (4) of the notes to our consolidated financial statements included elsewhere in this annual report.

Share of Gain (Loss) on Joint Ventures and Associates

Comparison of 2023 to 2022

Our share of gain on joint ventures and associates increased 57.1% from ￦70 billion in 2022 to ￦110 billion 2023. Such increase was primarily due to a 34.3% increase in our gains on valuation of investments in joint ventures and associates from ￦99 billion in 2022 to ￦133 billion in 2023, resulting mainly from an increase in the share of profits from Lotte Card Co., Ltd.

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

Comparison of 2023 to 2022

Income tax expense decreased 24.4% from ￦1,178 billion in 2022 to ￦891 billion in 2023, mainly as a result of a 22.7% decrease in our net income before income tax expense from ￦4,548 billion in 2022 to ￦3,517 billion in 2023. Our effective tax rate was 25.9% in 2022 and 25.3% in 2023.

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

Net Income

Comparison of 2023 to 2022

Due to the factors described above, our net income decreased by 22.0% from ￦3,369 billion in 2022 to ￦2,627 billion in 2023.

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

The following table shows, for the years indicated, our results of operations by segment:

	Net income (loss) Year ended December 31,						Net operating income (expense)(1) Year ended December 31,
	2021		2022		2023		2021		2022		2023

	(in billions of Won)
Banking	￦	2,340	￦	2,949	￦	2,515	￦	3,073	￦	3,783	￦	3,317
Credit card		201		205		112		281		285		147
Capital		141		183		128		190		252		168
Investment banking		80		92		(53)		104		123		(67)
Others		667		1,265		1,421		681		1,292		1,450

Total(2)	￦	3,429	￦	4,694	￦	4,123	￦	4,329	￦	5,735	￦	5,016

(1)	Comprises net interest income and net non-interest income after administrative expenses and impairment losses due to credit losses.
(2)	Before adjustments for consolidation, inter-segment transactions and certain differences in classification under our management reporting system.

Banking

This segment primarily consists of the banking operations of Woori Bank and its overseas subsidiaries. Woori Bank provides a wide range of banking and other financial services to large corporations, small- and medium-sized enterprises and individuals in Korea. The following table shows, for the years indicated, our income statement data for this segment:

	Year ended December 31,						Percentage change
	2021		2022		2023		2022/2021	2023/2022

	(in billions of Won)						(%)
Income statement data
Net interest income	￦	5,158	￦	6,604	￦	6,536	28.0%	(1.0)%
Non-interest income		1,662		1,521		1,475	(8.5)	(3.0)
Impairment losses due to credit loss		(140)		(427)		(895)	205.0	109.6
General administrative expenses		(3,607)		(3,915)		(3,799)	8.5	(3.0)

Net operating income		3,073		3,783		3,317	23.1	(12.3)
Non-operating income		40		142		12	255.0	(91.5)

Net income before tax		3,113		3,925		3,329	26.1	(15.2)
Tax expense		(773)		(976)		(814)	26.3	(16.6)

Net income	￦	2,340	￦	2,949	￦	2,515	26.0%	(14.7)%

(1)	N/M = not meaningful.

Comparison of 2023 to 2022

Our net income before tax for this segment decreased 15.2% from ￦3,925 billion in 2022 to ￦3,329 billion in 2023. Net income after tax also decreased 14.7% from ￦2,949 billion in 2022 to ￦2,515 billion in 2023.

Net interest income for this segment decreased 1.0% from ￦6,604 billion in 2022 to ￦6,536 billion in 2023, primarily reflecting an increase in interest expenses for this segment, which in turn primarily reflected an increase in the average cost of deposits, resulting from the higher overall interest rates prevailing in Korea in 2023 compared to 2022. Such increase was mostly offset by an increase in the interest income for this segment, which was primarily due to an increase in the average yield on loans, which also resulted from the higher interest rates prevailing in Korea in 2023 compared to 2022.

Non-interest income attributable to this segment decreased 3.0% from ￦1,521 billion in 2022 to ￦1,475 billion in 2023, primarily due to a decrease in our net fees and commissions income and a decrease in net gains on our holdings of debt securities and derivatives resulting from higher interest rate volatility in 2023 compared to 2022.

Impairment losses due to credit loss for this segment increased by 109.6% from ￦427 billion in 2022 to ￦895 billion in 2023, primarily due to our measures in 2023 to address a potential increase in credit loss that could result from a deterioration in the overall asset quality of our corporate and consumer loan portfolios, due to an increasing likelihood of default by borrowers in light of the rising interest rate levels and a general downturn in the Korean economy.

General administrative expenses attributable to this segment decreased 3.0% from ￦3,915 billion in 2022 to ￦3,799 billion in 2023, mainly due to a decrease in our employee-related expenses.

Non-operating income for this segment decreased 91.5% from ￦142 billion in 2022 to ￦12 billion in 2023, primarily due to a decrease in our non-operating income resulting from net gains recognized from one-time disposals of certain properties owned by Woori Bank in 2022 that were not repeated in 2023.

Comparison of 2022 to 2021

Our net income before tax for this segment increased 26.1% from ￦3,113 billion in 2021 to ￦3,925 billion in 2022. Net income after tax also increased 26.0% from ￦2,340 billion in 2021 to ￦2,949 billion in 2022.

Net interest income for this segment increased 28.0% from ￦5,158 billion in 2021 to ￦6,604 billion in 2022, primarily reflecting an increase in the average yield on loans, primarily due to the higher interest rates prevailing in Korea in 2022 compared to 2021. Such increase was enhanced by an increase in the average balance of loans, mainly reflecting the increased demand for such products from customers as discussed above. The impact of such increase was partially offset by an increase in the average cost of deposits, resulting from the higher overall interest rates prevailing in Korea in 2022 compared to 2021, as well as an increase in the average balance of deposits.

Non-interest income attributable to this segment decreased 8.5% from ￦1,662 billion in 2021 to ￦1,521 billion in 2022, primarily due to losses incurred from the disposal of stock and equity capital, a decrease in the valuation of our holdings of stock and equity capital and a decrease in dividend income, which was mainly attributable to decreases in dividends from stock and equity capital.

Impairment losses due to credit loss for this segment increased by 205.0% from ￦140 billion in 2021 to ￦427 billion in 2022, primarily due to our measures in 2022 to address a potential increase in credit loss that could result from a deterioration in the overall asset quality of our corporate and consumer loan portfolios caused by the potentially adverse economic conditions in Korea and globally.

General administrative expenses attributable to this segment increased 8.5% from ￦3,607 billion in 2021 to ￦3,915 billion in 2022, mainly due to increases in our employee salaries, advertising expenses, and computer and IT related expenses.

Non-operating income for this segment increased 255.0% from ￦40 billion in 2021 to ￦142 billion in 2022, primarily due to the misappropriation of funds from Woori Bank by one of its employees in 2012, 2015 and 2018, which was discovered in April 2022 and recorded as a one-time non-operating expense for 2021, which was not repeated in 2022, and an increase in valuation of investments in joint ventures and associates.

Credit Card

This segment consists of the credit card operations of Woori Card. Woori Card offers credit card products and services mainly to consumers and corporate customers in Korea. The following table shows, for the years indicated, our income statement data for this segment:

	Year ended December 31,						Percentage change
	2021		2022		2023		2022/2021	2023/2022

	(in billions of Won)						(%)
Income statement data
Net interest income	￦	606	￦	675	￦	667	11.4%	(1.2)%
Non-interest income		64		111		122	73.4	9.9
Impairment losses due to credit loss		(164)		(239)		(356)	45.7	49.0
General administrative expenses		(225)		(263)		(285)	16.9	8.4

Net operating income		281		285		147	1.4	(48.4)
Non-operating expense		(8)		(6)		(4)	(25.0)	(33.3)

Net income before tax		273		279		143	2.2	(48.7)
Tax expense		(72)		(74)		(31)	2.8	(58.1)

Net income	￦	201	￦	205	￦	112	2.0%	(45.4)%

(1)	N/M = not meaningful.

Comparison of 2023 to 2022

Our net income before tax for this segment decreased 48.7% from ￦279 billion in 2022 to ￦143 billion in 2023. Net income after tax also decreased 45.4% from ￦205 billion in 2022 to ￦112 billion in 2023.

Net interest income for this segment decreased 1.2% from ￦675 billion in 2022 to ￦667 billion in 2023, primarily due to an increase in our funding costs resulting from the higher interest rates prevailing in Korea in 2023 compared to 2022.

Non-interest income attributable to this segment increased 9.9% from ￦111 billion in 2022 to ￦122 billion in 2023, mainly due to an increase in fees and commissions received on credit cards resulting from increased consumer spending in 2023 compared to 2022.

Impairment losses due to credit loss for this segment increased 49.0% from ￦239 billion in 2022 to ￦356 billion in 2023, primarily as a result of our measures to address a potential increase in credit loss caused by an increase in delinquency rates.

General administrative expenses attributable to this segment increased 8.4% from ￦263 billion in 2022 to ￦285 billion in 2023, mainly due to increases in expenses resulting from the full-year effect of our acquisition of PT Woori Finance Indonesia, Tbk (formerly PT Batavia Prosperindo Finance, Tbk) in August 2022.

Non-operating expense for this segment decreased 33.3% from ￦6 billion in 2022 to ￦4 billion in 2023, mainly as a result of a decrease in miscellaneous fees and commissions paid.

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

Impairment losses due to credit loss for this segment increased 45.7% from ￦164 billion in 2021 to ￦239 billion in 2022, primarily as a result of an increase in financial assets receivables and measures to address a potential increase in credit loss caused by an increase in delinquency rates.

General administrative expenses attributable to this segment increased 16.9% from ￦225 billion in 2021 to ￦263 billion in 2022, mainly due to increases in employee salaries.

Non-operating expense for this segment decreased 25.0% from ￦8 billion in 2021 to ￦6 billion in 2022, mainly as a result of a decrease in miscellaneous fees and commissions paid.

Capital

This segment consists of the capital operations of Woori Financial Capital and was newly established beginning in 2021 following our acquisition of Woori Financial Capital Co., Ltd. (formerly known as Aju Capital Co., Ltd.). Woori Financial Capital mainly provides installment finance services and loan services including lease financing. The following table shows, for the year indicated, our income statement data for this segment:

	Year ended December 31,						Percentage change
	2021		2022		2023		2022/2021	2023/2022
	(in billions of Won)						(%)
Income statement data
Net interest income	￦	316	￦	376	￦	324	19.0%	(13.8)%
Non-interest income		95		83		129	(12.6)	55.4
Impairment losses due to credit loss		(122)		(108)		(189)	(11.5)	75.0
General administrative expenses		(99)		(100)		(96)	1.0	(4.0)

Net operating income		190		252		168	32.6	(33.3)
Non-operating expense		(16)		(0)		(2)	100.0	N/A (1)

Net income before tax		174		251		166	44.3	(33.9)
Tax expense		(33)		(68)		(39)	106.1	(42.6)

Net income	￦	141	￦	183	￦	128	29.8%	(30.1)%

(1)	N/A = not applicable.

Comparison of 2023 to 2022

Our net income before tax for this segment decreased 33.9% from ￦251 billion in 2022 to ￦166 billion in 2023. Net income after tax also decreased 30.1% from ￦183 billion in 2022 to ￦128 billion in 2023.

Net interest income for this segment decreased 13.8% from ￦376 billion in 2022 to ￦324 billion in 2023, primarily due to an increase in our interest expenses resulting from the higher overall level of interest rates prevailing in Korea in 2023 compared to 2022.

Non-interest income attributable to this segment increased 55.4% from ￦83 billion in 2022 to ￦129 billion in 2023, mainly due to increases in gains on investment financial products and lease-related income.

Impairment losses due to credit loss for this segment increased 75.0% from ￦108 billion in 2022 to ￦189 billion in 2023, primarily as a result of an increase in our provisions for loan losses due to increases in our non-performing loans and delinquency ratios.

General administrative expenses attributable to this segment decreased 4.0% from ￦100 billion in 2022 to ￦96 billion in 2023, mainly due to decreases in our employee-related expenses as well as advertising and promotional expenses.

Non-operating expenses for this segment increased from ￦0 billion in 2022 to ￦2 billion in 2023, mainly due to a decrease in our gains on investments in our associates.

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

Impairment losses due to credit loss for this segment decreased 11.5% from ￦122 billion in 2021 to ￦108 billion in 2022, primarily as a result of the sizeable measures taken for the first time in 2021 to account for a potential increase in expected credit loss relating to corporate loans, but similar measures of this scale were not taken in 2022.

General administrative expenses attributable to this segment increased 1.0% from ￦99 billion in 2021 to ￦100 billion in 2022, mainly due to an increase in advertising and sales promotion expenses.

Non-operating expenses for this segment decreased significantly from ￦16 billion in 2021 to ￦0 billion in 2022, mainly due to the one-time losses sustained from the sale of Woori Savings Bank to Woori Financial Group in 2021.

Investment Banking

This segment consists of the investment banking operations of Woori Investment Bank. Woori Investment Bank mainly provides project finance, structured finance, merger and acquisition financing and financial advisory services. The following table shows, for the years indicated, our income statement data for this segment:

	Year ended December 31,						Percentage change
	2021		2022		2023		2022/2021		2023/2022

	(in billions of Won)						(%)
Income statement data
Net interest income	￦	108	￦	118	￦	100	9.3%		(15.3)%
Non-interest income		49		83		45	69.4		(45.8)
Impairment losses due to credit loss		(2)		(16)		(160)	700.0		900.0
General administrative expenses		(51)		(62)		(51)	21.6		(17.7)

Net operating income (expense)		104		123		(67)	18.3		N/M	(1)
Non-operating expense		—		(1)		(1)	N/A	(2)	(0.0)

Net income (loss) before tax		104		122		(68)	17.3		N/M	(1)
Tax benefit (expense)		(24)		(30)		14	25.0		N/M	(1)

Net income (loss)	￦	80	￦	92	￦	(53)	15.0		N/M	(1)

(1)	N/M = not meaningful.
(2)	N/A = not applicable.

Comparison of 2023 to 2022

Our net income (loss) before tax for this segment changed from net income of ￦122 billion in 2022 to net losses of ￦68 billion in 2023. Net income (loss) after tax also changed from net income of ￦92 billion in 2022 to net losses of ￦53 billion in 2023.

Net interest income for this segment, which consists mainly of interest income from financing provided to corporations, decreased 15.3% from ￦118 billion in 2022 to ￦100 billion in 2023, primarily reflecting a smaller increase in the average yields on our corporate financing compared to the increase in the average costs of our corporate debt.

Non-interest income attributable to this segment decreased 45.8% from ￦83 billion in 2022 to ￦45 billion in 2023, mainly due to a decrease in the volume of activity in the Korean investment banking market in 2023 compared to 2022.

Impairment losses due to credit loss for this segment increased nine-fold from ￦16 billion in 2022 to ￦160 billion in 2023, primarily as a result of our measures in 2023 to address a potential increase in credit loss that could result from a deterioration in the overall asset quality caused by the potentially adverse economic conditions in Korea and globally.

General administrative expenses attributable to this segment decreased 17.7% from ￦62 billion in 2022 to ￦51 billion in 2023, mainly due to a decrease in the amount of performance bonuses paid in 2023 compared to 2022.

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

Impairment losses due to credit loss for this segment increased seven-fold from ￦2 billion in 2021 to ￦16 billion in 2022, primarily as a result of our measures in 2022 to address a potential increase in credit loss that could result from a deterioration in the overall asset quality caused by the potentially adverse economic conditions in Korea and globally.

General administrative expenses attributable to this segment increased 21.6% from ￦51 billion in 2021 to ￦62 billion in 2022, mainly due to an increase in salaries resulting from an increase in the number of our employees due to the expansion of our investment banking business.

Others

Other operations include the operations of Woori Financial Group and all of our subsidiaries (other than Woori Bank, Woori Card, Woori Financial Capital and Woori Investment Bank), including Woori Asset Trust, Woori Asset Management (which merged with Woori Global Asset Management in January 2024), Woori Credit Information, Woori Fund Service, Woori Private Equity Asset Management, Woori FIS, Woori Finance Research, Woori Financial F&I (which we established in January 2022) and Woori Venture Partners (which we acquired in March 2023). The following table shows, for the years indicated, our income statement data for this segment:

	Year ended December 31,						Percentage change
	2021		2022		2023		2022/2021	2023/2022
	(in billions of Won)						(%)
Income statement data
Net interest income	￦	30	￦	74	￦	115	146.7%	55.4%
Non-interest income		1,111		1,750		2,011	57.5	14.9
Impairment losses due to credit loss		(20)		(38)		(120)	90.0	215.8
General administrative expenses		(440)		(494)		(556)	12.3	12.6

Net operating income		681		1,292		1,450	89.7	12.2
Non-operating income (expenses)		3		(0)		2	(100.0)	N/A (1)

Net income before tax		684		1,292		1,453	88.9	12.5
Tax expense		(17)		(27)		(32)	58.8	18.5

Net income	￦	667	￦	1,265	￦	1,421	89.7%	12.3%

(1)	N/A = not applicable.

Comparison of 2023 to 2022

Our net income before tax for this segment increased 12.5% from ￦1,292 billion in 2022 to ￦1,453 billion in 2023. Net income after tax also increased 12.3% from ￦1,265 billion in 2022 to ￦1,421 billion in 2023.

Net interest income for this segment increased 55.4% from ￦74 billion in 2022 to ￦115 billion in 2023, primarily due to an increase in interest income from Woori Asset Trust and Woori Financial F&I mainly resulting from the higher interest rate environment in Korea, as well as our addition of Woori Venture Partners as a consolidated subsidiary in March 2023.

Non-interest income attributable to this segment increased 14.9% from ￦1,750 billion in 2022 to ￦2,011 billion in 2023, primarily as a result of an increase in the dividends we received from our subsidiaries in this segment.

Impairment losses due to credit loss for this segment increased 215.8% from ￦38 billion in 2022 to ￦120 billion in 2023, primarily as a result of our measures in 2023 to address a potential increase in credit loss that could result from a deterioration in the overall asset quality caused by the potentially adverse economic conditions in Korea and globally.

General administrative expenses attributable to this segment increased 12.6% from ￦494 billion in 2022 to ￦556 billion in 2023, mainly due to increases in salaries resulting from our addition of Woori Venture Partners as a consolidated subsidiary in March 2023, as well as an increase in expenses related to early retirement programs.

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

Impairment losses due to credit loss for this segment increased 90.0% from ￦20 billion in 2021 to ￦38 billion in 2022, primarily as a result of our measures in 2022 to address a potential increase in credit loss that could result from a deterioration in the overall asset quality caused by the potentially adverse economic conditions in Korea and globally.

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

Item 5.B.	Liquidity and Capital Resources

Financial Condition

Assets

The following table sets forth, as of the dates indicated, the principal components of our assets:

	As of December 31,				Percentage change
	2022		2023		2023/2022
	(in billions of Won)				(%)
Cash and cash equivalents	￦	34,219	￦	30,557	(10.7)%
Financial assets at fair value through profit or loss		19,861		21,545	8.5
Financial assets at fair value through other comprehensive income		33,085		37,891	14.5
Securities at amortized cost		28,269		23,996	(15.1)
Loans and other financial assets at amortized cost:		355,761		373,148	4.9
Due from banks(2)		2,995		1,951	(34.9)
Loans(2)		343,919		358,577	4.3
Loans in local currency		282,687		298,158	5.5
Loans in foreign currencies		26,988		28,585	5.9
Domestic banker’s usance		2,877		2,727	(5.2)
Credit card accounts		10,370		12,532	20.8
Bills bought in foreign currencies		3,651		4,216	15.5
Bills bought in local currency		534		496	(7.1)
Factoring receivables		25		9	(64.0)
Advances for customers on guarantees		26		10	(61.5)
Privately placed bonds		486		688	41.6
Securitized loans		2,991		3,203	7.1
Call loans		3,626		2,720	(25.0)
Bonds purchased under resale agreements		6,849		3,356	(51.0)
Financial lease receivables		1,468		1,362	(7.2)
Installment financial bonds		2,833		2,636	(7.0)
Others		0		0	N/A (1)
Loan origination costs and fees		852		866	1.6
Discounted present value		(10)		(11)	10.0
Allowance for credit losses		(2,334)		(2,975)	27.5
Other financial assets(2)		8,847		12,620	42.6
Investments in joint ventures and associates		1,306		1,795	37.4
Investment properties		388		473	21.9
Premises and equipment		3,143		3,177	1.1
Other assets(3)		4,444		5,423	22.0

Total assets	￦	480,474	￦	498,005	3.6%

(1)	N/A = not applicable.
(2)	Net of allowance for credit losses.
(3)	Includes intangible assets, assets held for sale, net defined benefit assets, current tax assets, deferred tax assets, derivative assets designated for hedging and other assets.

For further information on our assets, see “Item 4.B. Business Overview—Assets and Liabilities.”

Our total assets increased 3.6% from ￦480,474 billion as of December 31, 2022 to ￦498,005 billion as of December 31, 2023, principally due to a 4.3% increase in loans from ￦343,919 billion as of December 31, 2022 to ￦358,577 billion as of December 31, 2023, which was enhanced by a 14.5% increase in financial assets at fair value through other comprehensive income from ￦33,085 billion as of December 31, 2022 to ￦37,891 billion as of December 31, 2023. Such increases were offset in part by a 15.1% decrease in securities at amortized cost from ￦28,269 billion as of December 31, 2022 to ￦23,996 billion as of December 31, 2023

The increase in loans was primarily attributable to a 5.5% increase in loans in local currency from ￦282,687 billion as of December 31, 2022 to ￦298,158 billion as of December 31, 2023, which was enhanced by a 20.8% increase in credit card accounts from ￦10,370 billion as of December 31, 2022 to ￦12,532 billion as of December 31, 2023 and a 5.9% increase in loans in foreign currencies from ￦26,988 billion as of December 31, 2022 to ￦28,585 billion as of December 31, 2023. Such increases were offset in part by a 51.0% decrease in bonds purchased under resale agreements from ￦6,849 billion as of December 31, 2022 to ￦3,356 billion as of December 31, 2023.

The increase in financial assets at fair value through other comprehensive income was primarily due to a 23.8% increase in debt securities from financial institutions from ￦16,871 billion as of December 31, 2022 to ￦20,886 billion as of December 31, 2023, which was in turn due to an increase in our purchases of such debt securities in anticipation of a future decrease in interest rates.

The decrease in securities at amortized cost was primarily attributable to a 35.2% decrease in securities at amortized cost from financial institutions from ￦10,284 billion as of December 31, 2022 to ￦6,660 billion as of December 31, 2023, which was enhanced by a 19.2% decrease in securities at amortized cost from the Korean treasury and government agencies from ￦10,084 billion as of December 31, 2022 to ￦8,144 billion as of December 31, 2023.

Liabilities and Equity

The following table sets forth, as of the dates indicated, the principal components of our liabilities and our equity:

	As of December 31,				Percentage change
	2022		2023		2023/2022
	(in billions of Won)				(%)
Liabilities:
Financial liabilities at fair value through profit or loss	￦	8,952	￦	6,138	(31.4)%
Deposits due to customers		342,105		357,784	4.6
Borrowings		28,430		30,987	9.0
Debentures		44,198		41,239	(6.7)
Provisions		546		806	47.6
Other financial liabilities		22,812		26,115	14.5
Other liabilities(1)		1,804		1,538	(14.7)

Total liabilities		448,847		464,607	3.5

Equity:
Owner’s equity:
Capital stock		3,640		3,803	4.5
Hybrid securities		3,112		3,611	16.0
Capital surplus		682		936	37.2
Other equity		(2,423)		(1,669)	(31.1)
Retained earnings(2)		23,750		24,986	5.2

		28,762		31,667	10.1
Non-controlling interests		2,865		1,731	(39.6)

Total equity		31,627		33,397	5.6

Total liabilities and equity	￦	480,474	￦	498,005	3.6%

(1)	Includes net defined benefit liability, current tax liabilities, deferred tax liabilities, derivative liabilities designated for hedging and other liabilities.
(2)	Includes regulatory reserve for credit loss of ￦2,997 billion as of December 31, 2022 and ￦2,839 billion as of December 31, 2023.

For further information on our liabilities, see “Item 4.B. Business Overview—Assets and Liabilities.”

Our total liabilities increased 3.5% from ￦448,847 billion as of December 31, 2022 to ￦464,607 billion as of December 31, 2023, principally as a result of a 5.4% increase in deposits due to customers in local currency from ￦295,931 billion as of December 31, 2022 to ￦311,773 billion as of December 31, 2023. The increase in deposits due to customers in local currency was primarily due to a 4.7% increase in deposits at termination from ￦270,093 billion as of December 31, 2022 to ￦282,847 billion as of December 31, 2023, which was enhanced by a 181.0% increase in certificates of deposit from ￦5,256 billion as of December 31, 2022 to ￦14,767 billion as of December 31, 2023 and offset in part by a 43.7% decrease in deposits on demand from ￦15,627 billion as of December 31, 2022 to ￦8,804 billion as of December 31, 2023, which in turn was due to higher overall level of interest rates prevailing in Korea in 2023 compared to 2022.

Our total equity increased 5.6% from ￦31,627 billion as of December 31, 2022 to ￦33,397 billion as of December 31, 2023. Such increase mainly reflected a 5.2% increase in retained earnings from ￦23,750 billion as of December 31, 2022 to ￦24,986 billion as of December 31, 2023 and a 31.1% decrease in negative other equity from ￦2,423 billion as of December 31, 2022 to ￦1,669 billion as of December 31, 2023, which was offset in part by a 39.6% decrease in non-controlling interests. The increase in retained earnings was attributable mainly to the net income we generated in 2023. The decrease in negative other equity was mainly due to a change in accumulated other comprehensive income (loss) from a loss of ￦639 billion as of December 31, 2022 to an income of ￦19 billion as of December 31, 2023, which was in turn mainly due to a decrease in the valuation of debt securities held by us resulting from fluctuations in interest rates. The decrease in non-controlling interests was mainly due to Woori Bank’s redemption of its hybrid securities.

Liquidity

Our primary source of funding has historically been and continues to be customer deposits, particularly lower-cost retail deposits. Customer deposits amounted to ￦342,105 billion and ￦357,784 billion as of December 31, 2022 and 2023, which represented approximately 81.2% and 81.5% of our total funding, respectively. We have historically been able to use customer deposits to finance our operations generally, including meeting a portion of our liquidity requirements. Although the majority of deposits are short term, it has been our experience that the majority of our depositors generally roll over their deposits at maturity, thus providing us with a stable source of funding. However, in the event that a substantial number of our depositors do not roll over their deposits or otherwise decide to withdraw their deposited funds, we would need to place increased reliance on alternative sources of funding, some of which may be more expensive than customer deposits, in order to finance our operations. See “Item 3.D. Risk Factors—Other risks relating to our business—Our funding is highly dependent on short-term deposits, which dependence may adversely affect our operations.” In particular, we may increase our utilization of alternative funding sources such as short-term borrowings and cash and cash equivalents (including funds from maturing loans), as well as liquidating our positions in trading and investment securities and using the proceeds to fund parts of our operations, as necessary.

We also obtain funding through borrowings and issuances of debentures to meet our liquidity needs. Borrowings represented 7.6% and 8.2% of our total funding as of December 31, 2022 and 2023, respectively. Debentures represented 10.5% and 9.4% of our total funding as of December 31, 2022 and 2023, respectively. For further information on our sources of funding, see “Item 4.B. Business Overview—Assets and Liabilities—Funding.”

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

Contractual Obligations and Off-Balance Sheet Arrangements

The following table sets forth our contractual obligations as of December 31, 2023:

	Payments due by period
	Total		Less than 1 year		1-3 years		3-5 years		More than 5 years
	(in billions of Won)
Contractual obligations
Borrowing obligations(1)	￦	31,735	￦	26,966	￦	3,783	￦	548	￦	438
Debenture obligations(1)		43,921		22,258		13,429		5,011		3,223
Deposits(2)(3)		366,542		348,095		13,045		3,853		1,549
Lease obligations		385		208		121		31		25
Purchase obligations		211		89		66		37		19
Employee severance plan obligations		3,687		15		181		313		3,178

Total	￦	446,481	￦	397,631	￦	30,625	￦	9,793	￦	8,432

(1)

Includes estimated future interest payments, which have been estimated using contractual interest rates and scheduled contractual maturities of the outstanding borrowings and debentures as of December 31, 2023. In order to calculate future interest payments on debts with floating rates, we used contractual interest rates as of December 31, 2023.

(2)	Comprising certificates of deposit, other time deposits and installment deposits.
(3)	Includes estimated future interest payments, which have been estimated using weighted average interest rates paid in 2023 for each deposit product category and their scheduled contractual maturities.

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

The following table sets forth our off-balance sheet guarantees and commitments as of the dates indicated:

	As of December 31,
	2022		2023
	(in billions of Won)
Confirmed guarantees	￦	7,487	￦	8,651
Guarantees for loans		40		58
Acceptances		502		468
Guarantees in acceptances of imported goods		98		75
Other confirmed guarantees		6,848		8,051
Unconfirmed guarantees		4,309		4,552
Local letter of credit		150		162
Letters of credit		3,014		2,873
Other unconfirmed guarantees		1,144		1,517
Commercial paper purchase commitments and others		126		590
Loan commitments and others:
Loans		118,172		126,829
Others		7,108		7,340

We analyze our off-balance sheet legally binding credit-related commitments for possible losses associated with such commitments. We review the ability of the counterparties of the underlying credit-related commitments to perform their obligations under the commitments and, if we determine that a loss is probable and estimable, we establish allowances for possible losses in a manner similar to allowances that we would establish with respect to a loan granted under the terms of the applicable commitment. These allowances are reflected as provisions in our statement of financial position. As of December 31, 2023, we had established provisions for possible losses of ￦216 billion with respect to our guarantees and loan commitments.

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

The following table sets forth a summary of our capital and capital adequacy ratios as of December 31, 2022 and 2023 based on IFRS and applicable regulatory reporting standards:

	As of December 31,
	2022		2023
	(in billions of Won, except percentages)
Tier I capital
Tier I common equity capital
Capital stock	￦	3,640	￦	3,803
Capital surplus		682		936
Retained earnings		23,750		24,986
Non-controlling interests in consolidated subsidiaries		19		20
Others		(4,334)		(3,401)
Additional Tier I capital
Hybrid securities		3,112		3,611
Other equity		1,097		985
Total Tier I capital	￦	27,966	￦	30,940
Tier II capital
Allowance for credit losses(1)		528		1,043
Others		2,910		2,773
Total Tier II capital	￦	3,438	￦	3,816
Total Tier I and Tier II capital	￦	31,404	￦	34,756
Risk-weighted assets
Credit risk-weighted assets		182,028		195,491
Market risk-weighted assets		6,759		4,697
Operational risk-weighted assets		16,520		19,604
Total	￦	205,307	￦	219,792
Tier I common equity capital ratio		11.57%		11.99%
Total Tier I capital ratio		13.62		14.08
Tier II capital ratio		1.68		1.74
Total Tier I and Tier II capital ratio		15.30		15.81

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

Board of Directors

Our board of directors has the ultimate responsibility for managing our affairs. The board currently comprises one standing director and seven outside directors. Standing directors are directors who are our full-time executive officers, while outside directors are directors who are not full-time executive officers. Outside directors represent a cross-section of respected and experienced members of the academic, financial, corporate and other fields in Korea and elsewhere, and must also satisfy certain requirements under Korean law and our articles of incorporation to evidence their independence from us.

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

Non-Standing Director

Following Won-Duk Lee’s resignation from his post as our non-standing director in July 2023, we do not have any non-standing directors as of the date of this annual report.

Outside Directors

We currently have seven outside directors. The terms of three of our former outside directors, Sung-Tae Ro, Sang-Yong Park and Dong-Woo Chang, expired in 2023, while the term of one of our former outside directors,

Soo-Young Song, expired in 2024. At our annual general meeting of shareholders in March 2024, we newly elected Eun-Ju Lee and Sun-Young Park as our outside directors. Our current outside directors are as follows:

Name	Date of Birth	Position	Director Since	Year Term Ends(1)
Chan-Hyoung Chung	February 1956	Outside director	December 28, 2018(2)	2025
In-Sub Yoon	January 1956	Outside director	January 27, 2022	2025
Su-Young Yun	December 1961	Outside director	March 24, 2023	2025
Yo-Hwan Shin	December 1962	Outside director	January 27, 2022	2025
Sung-Bae Ji	July 1967	Outside director	March 24, 2023	2025
Eun-Ju Lee	February 1972	Outside director	March 22, 2024	2026
Sun-Young Park	March 1982	Outside director	March 22, 2024	2026

(1)	The date on which the term will end will be the date of the general shareholders’ meeting in the relevant year.
(2)	Prior to January 11, 2019, served as a director of Woori Bank.

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

Eun-Ju Lee was elected as an outside director in March 2024 and is currently a professor of communications at Seoul National University. She holds a Bachelor of Arts and a Master of Arts in communications from Seoul National University and a Doctor of Philosophy in communications from Stanford University.

Sun-Young Park was elected as an outside director in March 2024 and is currently a professor of economics at Dongguk University. She holds a Bachelor of Arts in economics from Seoul National University and a Master of Arts and a Doctor of Philosophy in economics from Yale University.

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

Executive Officers

In addition to the standing director who is also our executive officer, we currently have the following 10 executive officers.

Name	Date of Birth	Position
Sung-Wook Lee	November 13, 1965	Deputy President
Gwang-Ik Jang	January 25, 1965	Deputy President
Il-Jin Ouk	May 3, 1974	Deputy President
Jang Keun Park	June 29, 1967	Deputy President
Jeong-Soo Lee	January 5, 1967	Deputy President
Chan-Ho Jeong	January 20, 1967	Deputy President
Yoon Hong Song	September 11, 1968	Deputy President
Jae Hwa Jeon	June 28, 1968	Deputy President and Compliance Officer
Kyu-Hwang Jeong	September 30, 1968	Deputy President
Hae Kwang Lee	March 4, 1969	Managing Director

Sung-Wook Lee serves as a deputy president of our finance planning unit and our principal financial officer. Previously, he served as a senior managing director of our finance planning unit, a managing director of our finance planning division and a senior general manager of our finance and management department. He holds a Bachelor of Arts in Business Administration from Yonsei University.

Gwang-Ik Jang serves as a deputy president of our brand unit. Previously, he served as a director of the planning office of Maeil Broadcasting Network, a director of the press bureau of Maeil Broadcasting Network and the head of the social department of Maeil Broadcasting Network. He holds a Bachelor of Arts in Economics from Yonsei University, a Master of Arts in Economics from Yonsei University, a Master of Business Administration from University of Michigan and a doctoral degree in Business Administration from Dongguk University.

Il-Jin Ouk serves as a deputy president of our digital innovation unit. Previously, he served as a senior managing director of our digital/IT unit, a managing director of our digital unit, a deputy president of Kearney Strategy Consulting and a partner of E&Y. He holds a Bachelor of Arts in Business Administration from Seoul National University and a Master of Business Administration from the University of Chicago.

Jang Keun Park serves as a deputy president of our risk management unit. Previously, he served as a managing director of our risk management unit, a senior managing director of the marketing management group of Woori Bank and a senior general manager of the head office business department of Woori Bank. He holds a Bachelor of Arts in Statistics from Korea University and a Master of Business Administration from KDI (Michigan State University).

Jeong-Soo Lee serves as a deputy president of our strategy planning unit. Previously, he served as a managing director of our strategy planning unit, a senior general manager of our investor relations department, a general manager of our investor relations department and a general manager of the investor relations department of Woori Bank. He holds a Bachelor of Arts in German Language and Literature from Sogang University and a Master of Arts in International Finance from George Washington University.

Chan-Ho Jeong serves as a deputy president of our public relations department. Previously, he served as a senior general manager of our public relations department and a senior general manager of our brand strategy department. He holds a Bachelor of Arts in Japanese Language and Literature from Korea University.

Yoon Hong Song serves as a deputy president of our growth support unit. Previously, he served as the senior general manager of the Gyeonggi-Suwon regional banking headquarters of Woori Bank, the senior general manager of the Gyeongginambu regional banking headquarters of Woori Bank, a senior general manager of the international trade business department of Woori Bank and a senior general manager of the digital banking business department of Woori Bank. He holds a Bachelor of Arts in Public Administration from Pusan National University and a Master of Arts in Business Administration from Sungkyunkwan University.

Jae Hwa Jeon serves as a deputy president and our compliance officer. Previously, he served as a deputy managing director of our compliance department, a general manager of the Yeouido corporate banking headquarters of Woori Bank, a general manager of the Munjeong-jungang banking center of Woori Bank and a general manager of our compliance department. He holds a Bachelor of Law from Korea University and a Master of Arts in Financial Engineering from KAIST.

Kyu-Hwang Jeong serves as a deputy president of our audit unit. Previously, he served as a senior general manager and a general manager of our audit department, a general manager of our social contribution department and a general manager of the social contribution department of Woori Bank. He holds a Bachelor of Arts in Economics from Korea University.

Hae Kwang Lee serves as a managing director of our management support unit. Previously, he served as a senior general manager of our management support unit, a senior general manager of the Busanseobu regional banking headquarters of Woori Bank and a general manager of the Apgujeongdong banking center of Woori Bank. He holds a Bachelor of Arts in Economics from Yonsei University.

None of the executive officers is involved in any significant business activities outside us and our subsidiaries.

Item 6.B.	Compensation

The aggregate remuneration and benefits-in-kind we paid in 2023 to our directors and our other executive officers, including the compliance officer and managing directors, was ￦5,731 million, which includes ￦155 million in provisions for allowances for severance and retirement benefits for such directors and officers. We do not have service contracts with any of these directors or officers that provide for benefits if employment with us is terminated.

The compensation of our director who received total annual compensation exceeding ￦500 million in 2023 was as follows:

Name	Position	Total Compensation in 2023 (in millions of Won)
Tae-Seung Son	Former President and Chief Executive Officer (until March 2023)	￦	1,300	(1)
Jong-Yong Yim	President and Chief Executive Officer (since March 2023)	￦	652	(2)
Sung-Wook Lee	Deputy President	￦	547	(3)

(1)

Such compensation does not include a maximum of 14,663 shares of our common stock to be granted in 2026 in connection with his long-term performance earned during his term of office in 2023. The final number of shares granted will be determined at the time of payment based on the market price of our common stock and other factors.

(2)

Such compensation does not include a maximum 49,997 shares of our common stock that may be granted in connection with long-term performance from 2023 to 2026. The final number of shares granted will be determined at the time of payment based on the market price of our common stock and other factors.

(3)

Such compensation does not include a maximum 15,476 shares of our common stock that may be granted in connection with long-term performance from 2023 to 2026. The final number of shares granted will be determined at the time of payment based on the market price of our common stock and other factors.

Item 6.C.	Board Practices

See “Item 6.A. Directors and Senior Management—Board of Directors” and “Item 6.B. Compensation” for information concerning the terms of office and contractual employment arrangements with our directors and executive officers.

Committees of the Board of Directors

We currently have six committees that serve under the board:

•	the Audit Committee;

•	the Risk Management Committee;

•	the Compensation Committee;

•	the Officer Candidate Recommendation Committee;

•	the Subsidiary Representative Director Candidate Recommendation Committee; and

•	the Board ESG Management Committee.

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

Risk Management Committee

This committee consists of three outside directors: In-Sub Yoon, Eun-Ju Lee and Sun-Young Park. The chairman is In-Sub Yoon. It comprehensively detects, measures, oversees and controls the relevant risks in the management of our subsidiaries and makes determinations on all significant issues relating to our risk management system. The major roles of the Risk Management Committee include:

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

Officer Candidate Recommendation Committee

This committee consists of all seven of our outside directors: In-Sub Yoon, Chan-Hyoung Chung, Su-Young Yun, Yo-Hwan Shin, Sung-Bae Ji, Eun-Ju Lee and Sun-Young Park. The chairman is Sung-Bae Ji. The committee oversees the selection of candidates for the president and chief executive officer, outside directors and Audit Committee members, among others. This committee holds meetings when such persons need to be appointed.

Subsidiary Representative Director Candidate Recommendation Committee

This committee consists of all eight of our directors: Jong-Yong Yim, In-Sub Yoon, Chan-Hyoung Chung, Su-Young Yun, Yo-Hwan Shin, Sung-Bae Ji, Eun-Ju Lee and Sun-Young Park. The chairman is Jong-Yong Yim. The committee oversees the selection of candidates for the representative directors of our subsidiaries. This committee holds meetings when such persons need to be appointed.

Board ESG Management Committee

This committee consists of all eight of our directors: Jong-Yong Yim, In-Sub Yoon, Chan-Hyoung Chung, Su-Young Yun, Yo-Hwan Shin, Sung-Bae Ji, Eun-Ju Lee and Sun-Young Park. The chairman is Eun-Ju Lee. The committee oversees the direction of ESG management strategies and the establishment of such policies. This committee holds regular meetings every six months.

Item 6.D.	Employees

As of December 31, 2023, we had a total of 68 full-time employees at our financial holding company, excluding ten employees that hold concurrent positions at our subsidiaries. The following table sets forth information regarding our employees, on a non-consolidated basis and including employees holding concurrent positions at our subsidiaries, as of the dates indicated:

		As of December 31,
		2022	2023
Woori Financial Group	Full-time employees	123	78
	Contractual employees	54	44
Woori Bank	Full-time employees	12,951	12,868
	Contractual employees	907	852

At the holding company level, our employees do not currently have a labor union and are not members of an outside labor union. However, Woori Bank has a labor union, and approximately 69.9% of its employees as of December 31, 2023 were members of the Korea Financial Industry Union. Neither we nor Woori Bank has experienced any significant labor disputes in recent years, although we have made certain concessions to Woori Bank’s labor union and our labor association. See “Item 3.D. Risk Factors—Other risks relating to our business—Labor union unrest may disrupt our operations and hinder our ability to continue to reorganize our operations.” We have placed a high priority on our relationship with our employees and on maintaining an atmosphere of trust and cooperation between our labor and management.

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

Common Stock

As of March 31, 2024, the persons who are currently our directors or executive officers, in the aggregate, held 71,527 shares of our common stock. None of these persons individually held more than 1% of our outstanding common stock as of such date. The following table presents information regarding our directors and executive officers who beneficially owned our shares as of March 31, 2024.

Name of Executive Officer or Director	Number of Shares of Common Stock
Jong-Yong Yim	10,000
Chan-Hyoung Chung	10,532
Sung-Wook Lee	16,000
Il-Jin Ouk	3,000
Jeong-Soo Lee	6,890
Chan-Ho Jeong	5,492
Jae-Hwa Jeon	7,872
Kyu-Hwang Jeong	11,741

Total	71,527

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

The following table presents information regarding the beneficial ownership of our common stock at December 31, 2023 (unless otherwise indicated) by each person or entity known to us to own beneficially more than 5% of the outstanding shares of our common stock as of such date.

Except as otherwise indicated, each shareholder identified by name has:

•	sole voting and investment power with respect to its shares; and

•	record and beneficial ownership with respect to its shares.

Beneficial Owner	Number of Shares of Common Stock	Percentage of Total Shares of Common Stock	Percentage of Total Shares on a Fully Diluted Basis
Employee Stock Ownership Association	69,030,098	9.18	9.18
National Pension Service	47,428,392	6.31	6.31
BlackRock Fund Advisors(1)	41,246,084	5.49	5.49
Nobis1, Inc.(2)	40,560,000	5.39	5.39

(1)

The number of shares of common stock indicated are the shares for which BlackRock Fund Advisors has sole dispositive power, according to their beneficial ownership report filed with the U.S. Securities and Exchange Commission on February 5, 2024.

(2)	A special purpose company of IMM Private Equity, Inc.

In 2017, pursuant to a series of transactions related to call options previously granted in connection with the KDIC’s sale of Woori Bank’s common stock in December 2014, the KDIC sold an aggregate of 19,852,364 shares of Woori Bank’s common stock (representing 2.9% of its outstanding common stock). As a result of such transactions, the KDIC’s ownership interest in Woori Bank was reduced to 18.4%. In connection with our establishment in January 2019 as a new financial holding company pursuant to a “comprehensive stock transfer” under Korean law, the KDIC received 124,604,797 shares of our outstanding common stock in exchange for the common stock of Woori Bank it owned. In June 2019, the Financial Services Commission approved the KDIC’s plan to sell all such common stock in multiple transactions by 2022, and in a series of transactions from 2021 to 2022, the KDIC sold all but 1.24% of our outstanding common stock that it held. In October 2023, the KDIC entered into a memorandum of understanding with us to sell its remaining shares in 2024, and in March 2024, we acquired all such remaining shares from the KDIC. As of the date of this annual report, the KDIC no longer holds any of our shares.

IMM Private Equity, Inc., through its special purpose company Nobis1, Inc., owned 40,560,000 shares, or 5.39%, of our outstanding common stock as of December 31, 2023. In March 2024, Nobis1, Inc. conducted a block sale of 12,560,000 of our shares of common stock, as a result of which it owned 28,000,000 shares, or 3.72%, of our common stock outstanding as of March 4, 2024, according to their beneficial ownership report filed with the Financial Supervisory Service on March 8, 2024.

As of March 31, 2024, our chief executive officer owned 10,000 shares of our common stock and our other executive officers collectively owned 50,995 shares of our common stock. In addition, one of our outside directors owned 10,532 shares of our common stock.

Other than as set forth above, no other person or entity known by us to be acting in concert, directly or indirectly, jointly or separately, owned 5.0% or more of the outstanding shares of our common stock or exercised control or could exercise control over us as of March 31, 2024. None of our major shareholders has different voting rights from our other shareholders.

As of the close of our shareholders’ register on December 31, 2023, approximately 61.8% of our issued shares were held in Korea by approximately 212,005 shareholders.

Item 7.B.	Related Party Transactions

We regularly engaged in transactions with entities affiliated with us or the Korean government (which owned 1.24% of our shares through the KDIC as of December 31, 2023). Generally, these transactions included the extension of loans, the purchase of debt securities and other ordinary course activities relating to our banking business. As of the date of this annual report, the KDIC no longer holds any of our shares.

As of December 31, 2023, we had an aggregate amount of ￦3,932 million in outstanding assets, including loans, from transactions with our key management personnel, which includes our executive officers and directors, as well as the executive officers and directors of our major subsidiaries and the chief executive officers of our other subsidiaries.

All of these loans were made in the ordinary course of business, on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons and did not involve more than the normal risk of collectability or present other unfavorable features. For further information regarding our related party transactions, see Note 41 of the notes to our consolidated financial statements included elsewhere in this annual report.

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

See “Item 18. Financial Statements” and pages F-1 through F-192.

You should read the following data together with the more detailed information contained in “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements included elsewhere in this annual report. Historical results do not necessarily predict future results.

Profitability Ratios and Other Data

	Year ended December 31,
	2021	2022	2023

	(in billions of Won except percentages)
Net income as a percentage of:
Total average assets(1)	0.66%	0.72%	0.55%
Total average equity(1)	9.81	11.12	7.96
Dividend payout ratio(2)	25.73	25.82	29.82
Net interest spread(3)	1.71	1.90	1.81
Net interest margin(4)	1.74	1.96	1.92
Efficiency ratio(5)	49.70	46.01	45.17
Equity–to-average asset ratio(6)	6.71	6.44	6.88
Cost-to-average assets ratio(7)	0.99	0.96	0.93

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
(5)

Represents the ratio of general and administrative expenses to the sum of net interest income, net fees and commissions income, dividend income, net gain (loss) on financial instruments at fair value through profit or loss, net gain (loss) on financial assets at fair value through other comprehensive income, net gain arising on financial assets at amortized cost and other net operating expenses.

(6)	Represents the ratio of total average equity to total average assets.
(7)	Represents the ratio of general and administrative expenses to total average assets.

Asset Quality Data

	As of December 31,
	2022		2023

	(in billions of Won, except percentages)
Total loans(1)	￦	345,411	￦	360,698
Total non-performing loans(2)		1,016		1,252
Other impaired loans not included in non-performing loans		667		1,269
Total non-performing loans and other impaired loans		1,683		2,521
Total allowance for credit losses		2,334		2,975
Non-performing loans as a percentage of total loans		0.29%		0.35%
Non-performing loans as a percentage of total assets		0.21%		0.25%
Total non-performing loans and other impaired loans as a percentage of total loans		0.49%		0.70%
Allowance for credit losses as a percentage of total loans		0.68%		0.82%

(1)	Not including due from banks and other financial assets, and prior to deducting allowance for credit losses and present value discount or reflecting loan origination costs and fees.
(2)

Defined as those loans that are past due by 90 days or more or classified as substandard or below based on the Financial Services Commission’s asset classification criteria. See “Item 4.B. Business Overview—Assets and Liabilities—Asset Quality of Loans—Loan Classifications.”

Selected Financial Information

Average Balances and Related Interest

The following tables show our average balances and interest rates for the past three years:

	Year ended December 31,
	2021					2022					2023
	Average Balance(1)		Interest Income(2)		Average Yield	Average Balance(1)		Interest Income(2)		Average Yield	Average Balance(1)		Interest Income(2)		Average Yield

	(in billions of Won, except percentages)
Assets
Interest-earning assets:
Due from banks	￦	21,442	￦	47	0.22%	￦	24,505	￦	244	1.00%	￦	22,357	￦	544	2.43%
Financial assets at fair value through profit or loss		7,271		46	0.63		7,901		107	1.35		10,930		192	1.76
Financial assets at fair value through other comprehensive income		30,724		381	1.24		35,848		633	1.77		34,430		999	2.90
Securities at amortized cost		16,503		325	1.97		21,450		515	2.40		26,189		783	2.99
Loans(3):
Commercial and industrial		135,776		3,496	2.57		155,581		5,677	3.65		165,383		8,342	5.04
Trade financing		9,866		95	0.96		10,993		226	2.06		8,624		392	4.55
Lease financing(4)		3,287		119	3.62		4,414		178	4.03		4,110		201	4.89
Other commercial		7,786		175	2.25		8,654		275	3.18		9,120		388	4.25
Securities purchased with agreements to resell		3,244		33	1.02		3,220		83	2.58		1,537		58	3.77
General purpose household(5)		79,923		2,809	3.51		79,453		3,719	4.68		77,875		4,876	6.26
Mortgage		65,653		1,653	2.52		70,465		2,223	3.15		68,296		3,016	4.42
Credit cards(2)		9,203		685	7.44		10,035		728	7.25		11,226		770	6.86

Total loans		314,738		9,065	2.88		342,815		13,109	3.82		346,171		18,043	5.21
Other		10,690		31	0.29		11,854		47	0.40		14,461		81	0.56

Total average interest earning assets		401,368		9,895	2.47		444,373		14,655	3.30		454,538		20,642	4.54

Total average non-interest earning assets		18,174		—	—		26,059		—	—		25,619		—	—

Total average assets	￦	419,542	￦	9,895	2.36%	￦	470,432	￦	14,655	3.12%	￦	480,157	￦	20,642	4.30%

	Year ended December 31,
	2021					2022					2023
	Average Balance(1)		Interest Expense		Average Cost	Average Balance(1)		Interest Expense		Average Cost	Average Balance(1)		Interest Expense		Average Cost

	(in billions of Won, except percentages)
Liabilities
Interest-bearing liabilities:
Deposits due to customers:
Demand deposits	￦	14,634	￦	106	0.72%	￦	12,875	￦	88	0.68%	￦	8,912	￦	64	0.72%
Time and savings deposits		243,708		1,495	0.61		258,594		3,210	1.24		262,646		6,648	2.53
Certificates of deposit		2,858		27	0.94		5,263		115	2.19		11,773		455	3.86
Other deposits		38,374		279	0.73		47,978		708	1.48		49,409		1,571	3.18

Total deposits		299,574		1,907	0.64		324,710		4,121	1.27		332,740		8,738	2.63
Borrowings:
Borrowings		19,845		157	0.79		26,793		514	1.92		28,061		1,153	4.11
Securities sold with agreements to resell		819		5	0.61		1,111		21	1.89		1,872		60	3.21
Commercial paper		2,552		58	2.27		2,100		63	3.00		2,096		82	3.91

Total borrowings		23,216		220	0.95		30,004		598	1.99		32,029		1,295	4.04
Debentures		40,935		727	1.78		46,414		1,036	2.23		42,230		1,507	3.57
Other		20,925		55	0.26		25,354		203	0.80		29,502		359	1.22

Total average interest-bearing liabilities		384,650		2,909	0.76		426,482		5,958	1.40		436,501		11,899	2.73

Total average non-interest-bearing liabilities		6,727		—	—		13,653		—	—		10,639		—	—

Total average liabilities		391,377		2,909	0.74		440,135		5,958	1.35		447,140		11,899	2.66

Total average equity		28,165		—	—		30,298		—	—		33,017		—	—

Total average liabilities and equity	￦	419,542	￦	2,909	0.69%	￦	470,433	￦	5,958	1.27%	￦	480,157	￦	11,899	2.48%

(1)	Average balances are based on daily balances for Woori Bank and on quarterly balances for all of our other subsidiaries and our structured companies.
(2)	Interest income from credit cards is derived from interest on credit card loans and credit card installment purchases.
(3)	Not including other financial assets, and prior to deducting allowance for credit losses and present value discount or reflecting loan origination costs and fees.
(4)	Includes automobile lease financing to consumer borrowers.
(5)	Includes home equity loans.

Analysis of Changes in Net Interest Income—Volume and Rate Analysis

The following table provides an analysis of changes in interest income, interest expense and net interest income based on changes in volume and changes in rate for 2022 compared to 2021 and 2023 compared to 2022. Information is provided with respect to: (1) effects attributable to changes in volume (changes in volume multiplied by prior rate) and (2) effects attributable to changes in rate (changes in rate multiplied by prior volume). Changes attributable to the combined impact of changes in rate and volume have been allocated proportionately to the changes due to volume changes and changes due to rate changes.

	2022 vs. 2021 Increase/(decrease) due to changes in						2023 vs. 2022 Increase/(decrease) due to changes in
	Volume		Rate		Total		Volume		Rate		Total

	(in billions of Won)
Interest-earning assets
Due from banks	￦	7	￦	190	￦	197	￦	(21)	￦	321	￦	300
Financial assets at fair value through profit or loss		4		57		61		41		44		85
Financial assets at fair value through other comprehensive income		64		188		252		(25)		391		366
Securities at amortized cost		97		93		190		114		154		268
Loans(1):
Commercial and industrial		509		1,672		2,181		358		2,307		2,665
Trade financing		11		120		131		(49)		215		166
Lease financing(2)		41		18		59		(12)		35		23
Other commercial		20		80		100		15		98		113
Securities purchased with agreements to resell		—		50		50		(43)		18		(25)
General purpose household(3)		(16)		926		910		(74)		1,231		1,157
Mortgage		121		449		570		(68)		861		793
Credit cards		62		(19)		43		86		(44)		42
Other		3		13		16		10		24		34

Total interest income	￦	923	￦	3,837	￦	4,760	￦	332	￦	5,655	￦	5,987

Interest-bearing liabilities
Deposits due to customers:
Demand deposits	￦	(13)	￦	(5)	￦	(18)	￦	(27)	￦	3	￦	(24)
Time and savings deposits		91		1,624		1,715		50		3,388		3,438
Certificates of deposit		23		65		88		143		197		340
Other deposits		70		359		429		21		842		863
Borrowings:
Borrowings		55		302		357		24		615		639
Securities sold with agreements to resell		2		14		16		14		25		39
Commercial paper		(10)		15		5		—		19		19
Debentures		98		211		309		(93)		564		471
Other		12		136		148		33		123		156

Total interest expense	￦	328	￦	2,721	￦	3,049	￦	165	￦	5,776	￦	5,941

Net interest income	￦	595	￦	1,116	￦	1,711	￦	167	￦	(121)	￦	46

(1)	Not including other financial assets and prior to deducting allowance for credit losses and present value discount or reflecting loan origination costs and fees.
(2)	Includes automobile lease financing to consumer borrowers.
(3)	Includes home equity loans.

Legal Proceedings and Regulatory Actions

As a financial institution with diverse operations, we are subject to legal proceedings and regulatory actions in the ordinary course of our business.

Woori Bank

In June 2022, Woori Bank discovered that large amounts of overseas wire transfers had been made under unusual circumstances in 2020 and 2021, and reported such activities to the Financial Supervisory Service. After similar activities were also reported by another bank, the Financial Supervisory Service launched an investigation in August 2022 into wire transfers under similar circumstances across all major banks in Korea, including Woori Bank, to determine whether these wire transfers, which were believed to be made in connection with cryptocurrency arbitrage transactions, violated the Foreign Exchange Transactions Act of Korea or the anti-money laundering provisions under the Act on Reporting and Using Specified Financial Transaction Information of Korea. In an interim report released in September 2022, the Financial Supervisory Service reported that an aggregate of over US$7.2 billion of suspicious overseas wire transfers were made through 12 banks, of which US$1.6 billion had been wired through Woori Bank. In June 2023, the Financial Supervisory Service announced that it had found the banks’ internal controls to have been inadequate to prevent such overseas wire transfers, and announced a three-layer plan, developed together with the Korea Federation of Banks, to improve the internal controls of Korean banks and prevent any similar recurrences in the future. In November 2023, the Financial Services Commission determined that the banks involved, including Woori Bank, had violated certain provisions of the Foreign Exchange Transactions Act of Korea, and accordingly, imposed an administrative fine of ￦177 million and a penalty surcharge of ￦309 million on Woori Bank and ordered three of Woori Bank’s branches to cease certain of their foreign exchange operations for a period of six months. In February 2024, Woori Bank received an institutional warning from the Financial Supervisory Service for violating the Bank Act, and subsequently, entered into a memorandum of understanding with the Financial Supervisory Service, which has obligated Woori Bank to make ongoing efforts to improve its internal controls system for violating the Foreign Exchange Transactions Act of Korea. The investigations by the Financial Supervisory Service regarding whether the banks had violated any other laws, including those related to anti-money laundering, are still ongoing as of the date of this annual report. In January 2023, an employee of Woori Bank was also sentenced to three years in prison for aiding such illegal overseas wire transfers and alerting the transferors about the investigations, which decision was confirmed on appeal in May 2023. Woori Bank was also indicted in July 2023 for such employee’s misconduct, and that case is currently pending in the Seoul Central District Court. While Woori Bank intends to fully cooperate with all related investigations, it is not possible to predict their final outcomes. There can be no assurance that such investigations will not result in an unfavorable outcome, including the imposition of additional monetary damages, fines and other penalties against Woori Bank, which, if significant, may adversely affect its results of operations, cash flows and reputation.

In April 2022, Woori Bank became aware of a series of embezzlements committed between 2012 and 2020 by one of its employees, the aggregate amount of which was determined to be approximately ￦70.8 billion, and reported such incident to the relevant government authorities. In July 2022, the Financial Supervisory Service released an interim report stating that although the principal cause of the embezzlement was employee misconduct, Woori Bank’s internal controls may have been inadequate to prevent such embezzlements. In November 2022, the Financial Supervisory Service and the Korea Federation of Banks jointly introduced the Measures to Innovate Bank Internal Controls, a plan to improve the internal controls of banks and other financial institutions to prevent the future occurrence of any such large-scale financial incidents. In September 2022 and June 2023, the Seoul Central District Court sentenced the embezzler to an aggregate of 19 years in prison, which was subsequently reduced on appeal by the Seoul High Court in January 2024 to an aggregate of 15 years in prison and confirmed by the Supreme Court in April 2024. The Financial Supervisory Service concluded its investigations in June 2022, and in January 2023, its sanction review committee imposed various penalties on certain of Woori Bank’s employees who had managerial or supervisory duties in connection with the embezzlement, of which Woori Bank was notified in January 2024.

In August 2019, the Financial Supervisory Service commenced an investigation into past sales by Woori Bank and other banks in Korea of derivative-linked fund and securities products tied to yields on treasury bonds of Germany, the United Kingdom and the United States, which may have resulted in significant losses to certain customers who purchased such products. In December 2019, the dispute settlement committee of the Financial Supervisory Service recommended (i) the reimbursement of 40 to 80% of the related losses to certain customers by the banks involved in the sale of such products, including Woori Bank, and (ii) individual settlements with other customers who were not subject to the 40 to 80% reimbursement recommendation. Accordingly, as of December 31, 2023, Woori Bank reimbursed 1,255 out of the 1,258 customers that agreed to accept the recommendation, which compose a vast majority of the customers with such claims. In March 2020, the Financial Services Commission imposed on Woori Bank an administrative fine of ￦19.7 billion and a six-month ban on sales of new private equity fund products and confirmed the Financial Supervisory Service’s decision to impose a warning of reprimand on our former chief executive officer. Immediately following such decision, our former chief executive officer, in his individual capacity, filed a request to nullify the warning of reprimand as well as an injunction request to suspend the decision against him in the Seoul Administrative Court. In March 2020, the injunction request was granted and was affirmed by the Seoul High Court on appeal in August 2020. Such decision was confirmed in September 2020, and the warning of reprimand was suspended in August 2021 by the Seoul Administrative Court, and revoked by the Seoul High Court in July 2022, which in turn was confirmed by the Supreme Court in December 2022. In addition, in May 2020, Woori Bank filed a formal objection to the Financial Services Commission’s imposition of the fine in the Seoul Central District Court, where the case is currently pending. There can be no assurance that such decisions by the Financial Services Commission and the Financial Supervisory Service (as well as any similar investigations by other government authorities, and private claims by customers, to which we may become subject) will not adversely affect our results of operations, cash flows and reputation.

In February 2020, the Seoul Southern District Prosecutors’ Office commenced an investigation into the management of certain fund products by Lime Asset Management Co. which may have resulted in significant losses to certain customers who purchased such products from banks and securities companies in Korea, including Woori Bank. Such products of Lime Asset Management Co. included trade finance funds with investments in certain funds managed by International Investment Group, which had its license revoked by the Securities and Exchange Commission in November 2018 for concealing losses and selling fraudulent loan assets, triggering suspension of the redemption of such trade finance funds, as well as other fund products. In June 2020, the dispute settlement committee of the Financial Supervisory Service declared that the sale of the trade finance funds was voidable for fraud and misrepresentation by Lime Asset Management Co., and recommended that all sellers of such funds, including Woori Bank, refund the customers in full. Accordingly, Woori Bank refunded an aggregate of ￦64.7 billion to 288 customers that had purchased the trade finance funds from Woori Bank. In January 2022, Woori Bank filed a lawsuit in the Seoul Southern District Court against Lime Asset Management Co. and Shinhan Investment Corp., which had entered into a total return swap contract with Lime Asset Management Co. in connection with such trade finance funds, to recover the full amount that it had refunded, the outcome of which remains uncertain. In addition, in February 2021, the dispute settlement committee recommended that the banks involved in the sales of fund products managed by Lime Asset Management Co. other than the trade finance funds reimburse 30% to 80% of the losses to its customers. Accordingly, as of December 31, 2023, Woori Bank reimbursed an aggregate of ￦151.6 billion to 1,134 out of the 1,301 customers with losses relating to such fund products, including the amounts that had previously been paid out prior to such recommendation, and is continuing to negotiate a settlement with the remaining customers. In July 2022, the Financial Services Commission imposed on Woori Bank a fine of ￦7.2 billion, which Woori Bank fully paid at a discounted amount of ￦5.8 billion, and a three-month ban on sales of new private equity fund products in connection with the sale of such fund products of Lime Asset Management Co. by Woori Bank. In addition, in November 2022, the Financial Supervisory Service issued a warning of reprimand to our former chief executive officer, which was not appealed, and also imposed various penalties ranging from temporary reductions in salary to suspensions of duty on Woori Bank’s employees. Woori Bank is fully cooperating with all relevant investigations by government authorities, including investigations by the Seoul Southern District Prosecutors’ Office, but it is not possible to predict the final outcome of such investigations at this time. There can be no assurance that such investigations (as well as any private claims by customers, to which we may become subject) will not result in an unfavorable outcome, including the imposition of monetary damages, fines and other penalties against us, which, if significant, may adversely affect our results of operations, cash flows and reputation.

In April 2020, the Korea Financial Intelligence Unit imposed a penalty of ￦16.5 billion on Woori Bank for its failure to file with the Korea Financial Intelligence Unit certain currency transaction reports, which resulted from errors and malfunctions relating to Woori Bank’s computer systems that failed to detect the relevant transactions. In May 2020, Woori Bank filed an administrative action appealing such monetary penalty. A summary judgement ruling in June 2022 reduced the penalty to ￦2.5 billion, and such amount was confirmed in December 2022. Both Woori Bank and the Korea Financial Intelligence Unit have appealed the ruling, but such appeals were denied in August 2023. Although the Korea Financial Intelligence Unit subsequently re-appealed the denial to the Supreme Court, the Supreme Court denied such re-appeal in December 2023. As Woori Bank paid the administrative penalty in February 2024, the case is now considered closed.

In February 2023, the Korea Fair Trade Commission commenced investigations into certain Korean banks with respect to whether they had engaged in any collusion in violation of competition laws. In January 2024, an examiner at the Korea Fair Trade Commission issued a review report addressed to the four largest banks in Korea, including Woori Bank, alleging that the banks had engaged in collusions by exchanging information about their loan-to-value ratios among themselves. In April 2024, Woori Bank filed a response to the Korea Fair Trade Commission denying such allegations. As of the date of this annual report, the Korea Fair Trade Commission has not yet reached any conclusions regarding this matter.

In January 2024, the Financial Supervisory Service commenced inspections into certain major commercial banks in Korea that sold some of the largest amounts of certain high-risk equity-linked securities products tied to the performance of the Hang Seng China Enterprise Index for alleged violation of, among others, the Financial Consumer Protection Act, in causing significant losses expected to be incurred upon maturity for certain customers who purchased such products. Woori Bank sold a total of approximately ￦41.5 billion of such products, which accounted for one of the smallest amounts sold among all major commercial banks in Korea that engaged in such sales, and was not subject to such inspections. In March 2024, the Financial Supervisory Service released an interim inspection report and preliminary dispute resolution guidelines for all banks involved, recommending that the banks voluntarily compensate in part certain of the customers who purchased, and incurred losses from, such products. Woori Bank announced, in March 2024, that it would begin the compensation process for customers whose losses have been confirmed.

Other than the legal proceedings discussed above, we and our subsidiaries are not a party to any legal or administrative proceedings, and no proceedings are known by us to be contemplated by governmental authorities or third parties, which, if adversely determined, may have a material adverse effect on our consolidated financial condition or results of operations.

Dividends

We declare our dividend annually at the annual general meeting of shareholders. We generally hold this meeting within three months after the end of each fiscal year. Pursuant to our amended articles of incorporation which became effective in March 2023, we must pay the annual dividend to the shareholders of record as of a record date determined by a resolution of the Board of Directors upon providing at least two weeks’ prior notice of such date to the public. Pursuant to such amendment, we announced the amount of our annual dividend for 2023 prior to the record date, and we expect to continue such practice in the future. We can distribute the annual dividend either in cash or in stock. Cash dividends may be paid out of retained earnings that have not been appropriated to statutory reserves. Specifically, we may pay dividends up to the value of the net assets stated on our balance sheet after deducting the sum of capital, the capital reserve and the earned surplus reserve accumulated until the pertinent period for the settlement of our accounts, the amount to be accumulated for the pertinent period for the settlement of our accounts and unrealized profits.

In addition, pursuant to our amended articles of incorporation which became effective in March 2023, we may declare and distribute quarterly dividends to shareholders registered in our registry as of the end of March, June and September pursuant to a board resolution. Our quarterly dividends must be authorized by a resolution of the Board of Directors within 45 days of the end of March, June and September, as applicable. However, pursuant to amendments to the Financial Investment Services and Capital Markets Act, which are expected to be proposed at some point in the future, we expect to make corresponding amendments to our articles of incorporation, which may include removing the requirement that quarterly dividends be paid to shareholders registered as of the end of March, June and September.

The table below sets forth the dividend per share of common stock and the total amount of dividends declared by us in respect of the years ended December 31, 2021, 2022 and 2023. Except as otherwise noted, the dividends set forth below with respect to each year were declared, paid and recorded in the following year.

Fiscal year	Dividends Per Share of Common Stock	Total Amount Of Cash Dividends Paid

	(in Won)	(in millions of Won)
2021(1)	900	654,384
2022(2)	1,130	822,706
2023(3)	1,000	747,302

(1)	Includes an interim dividend of Won 108,340 million (Won 150 per share of common stock as of July 30, 2021) declared in July 2021 and paid in August 2021.
(2)	Includes an interim dividend of Won 109,209 million (Won 150 per share of common stock as of June 30, 2022) declared in July 2022 and paid in August 2022.
(3)

Includes an interim dividend of Won 130,748 million (Won 180 per share of common stock as of June 30, 2023) declared in July 2023 and paid in August 2023 and an interim dividend of Won 135,341 million (Won 180 per share of common stock as of September 30, 2023) declared in October 2023 and paid in November 2023.

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

As of the date of this annual report, we have 742,537,556 shares of common stock outstanding.

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

Restrictions Applicable to Shares

Under the Foreign Exchange Transactions Act of Korea and Financial Services Commission regulations (which we refer to collectively as the “Investment Rules”), including the Regulations on Financial Investment Business, adopted since January 1992 in connection with the opening and operation of Korea’s stock market, foreign investors may generally invest, with limited exceptions and subject to procedural requirements, in all shares of Korean companies, whether listed on the KRX KOSPI Market or registered on the KRX KOSDAQ Market. Foreign investors may trade shares listed on the KRX KOSPI Market or registered on the KRX KOSDAQ Market only through the KRX KOSPI Market or the KRX KOSDAQ Market, except in limited circumstances. These circumstances include:

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

Pursuant to recent amendments to the Investment Rules, which became effective on December 14, 2023, foreign investors who wish to invest in shares on the KRX KOSPI Market or the KRX KOSDAQ Market (including Converted Shares and shares being issued for initial listing on the KRX KOSPI Market or registration on the KRX KOSDAQ Market) may do so using their Legal Entity Identifier, instead of having to register with the Financial Supervisory Service before making an investment. However, those who have already registered as a foreign investor may continue to make investments using their initial investment registration card.

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

Under the Foreign Exchange Transactions Act of Korea, a foreign investor who intends to acquire shares must designate a foreign exchange bank at which he must open a foreign currency account and a Won account exclusively for stock investments. Approval is not required for remittance into Korea and deposit of foreign currency funds in the foreign currency account. Foreign currency funds may be transferred from the foreign currency account at the time required to place a deposit for, or settle the purchase price of, a stock purchase transaction to a Won account opened at a financial investment company with a dealing and/or brokerage license. Funds in the foreign currency account may be remitted abroad without any Korean governmental approval.

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

As of March 31, 2024, 742,591,501 shares of common stock were issued and 742,537,556 shares of common stock were outstanding. Pursuant to our articles of incorporation, which became effective upon our establishment on January 11, 2019 and was subsequently amended on March 24, 2023, we are authorized to issue various types of “class shares,” which include shares of voting and non-voting preferred stock, convertible stock, redeemable preferred stock and hybrid securities comprising one or more elements of the foregoing types of shares. There are no class shares currently outstanding. All of the issued and outstanding shares are fully paid and non-assessable and are in electronically registered form. As of the date of this annual report, our authorized but unissued share capital was 3,257,408,499 shares. We may issue the unissued shares without further shareholder approval, but these issuances are subject to a board resolution as provided in the articles of incorporation. See “—Pre-emptive Rights and Issuances of Additional Shares” and “—Dividends and Other Distributions—Distribution of Free Shares.” For a discussion of the history of our share capital, see Note 28 of the notes to our consolidated financial statements and “Item 4.A. History and Development of the Company—History—Establishment of Woori Finance Holdings,” “—Merger of Woori Bank and Woori Finance Holdings” and “—Establishment of Woori Financial Group.”

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

We declare our dividend annually at the annual general meeting of shareholders. We generally hold this meeting within three months after the end of each fiscal year. We can distribute the annual dividend in (i) cash, (ii) shares, provided that such shares must be distributed at par value and, if the market price of the shares is less than their par value, dividends in shares may not exceed one-half of the total annual dividend (including dividends in shares) or (iii) other forms of consideration. Pursuant to our amended articles of incorporation which became effective in March 2023, we must pay the annual dividend to the shareholders of record as of a record date determined by a resolution of the Board of Directors upon providing at least two weeks’ prior notice of such date to the public.

In addition, we may declare and distribute quarterly dividends to shareholders registered in our registry as of the end of March, June and September pursuant to a board resolution, provided that such resolution is made within 45 days from the end of March, June and September. However, pursuant to amendments to the Financial Investment Services and Capital Markets Act, which are expected to proposed at some point in the future, we expect to make corresponding amendments to our articles of incorporation, which may include removing the requirement that quarterly dividends be issued to shareholders registered as of the end of March, June and September.

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

Under the Financial Investment Services and Capital Markets Act, each member of our employee stock ownership association, whether or not they are shareholders, has a preemptive right, subject to certain exceptions, to subscribe for up to 20% of any shares we publicly offer. This right is exercisable only so long as the total number of shares so acquired and held by the member does not exceed 20% of the total number of shares that have been issued or are newly issued. As of December 31, 2023, our employees owned 9.18% of our common stock through the employee stock ownership association.

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

General Meetings of Shareholders

There are two types of general meetings of shareholders: (1) annual general meetings and (2) extraordinary general meetings. We are required to convene our annual general meeting within three months after the end of each fiscal year. Subject to a board resolution or court approval, an extraordinary general meeting of shareholders may be held when necessary or at the request of (i) the holders of an aggregate of 3% or more of our outstanding shares, or (ii) the holders of an aggregate of 0.75% or more of our outstanding stock with voting rights, who have held those shares for at least six months, under the Korean Commercial Code and the Act on the Corporate Governance of Financial Companies and its sub-regulations.

Under the Korean Commercial Code, an extraordinary general meeting of shareholders may also be convened at the request of our audit committee, subject to a board resolution or court approval. Holders of non-voting shares may be entitled to request a general meeting of shareholders only to the extent the non-voting shares have become enfranchised as described under the section entitled “—Voting Rights” above, hereinafter referred to as “enfranchised non-voting shares.” Meeting agendas will be determined by the board of directors or proposed by (i) holders of an aggregate of 3% or more of the outstanding shares with voting rights or by (ii) holders of an aggregate of 0.1% or more of our issued and outstanding shares with voting rights, who have held those shares for at least six months, by way of a written proposal to the board of directors at least six weeks prior to the meeting, under the Korean Commercial Code and the Act on the Corporate Governance of Financial Companies and its sub-regulations. Written notices or e-mail notices stating the date, place and agenda of the meeting must be given to the shareholders at least two weeks prior to the date of the general meeting of shareholders. Notice may, however, be given to holders of 1% or less of the total number of issued and outstanding shares which are entitled to vote, either by placing at least two public notices at least two weeks in advance of the meeting in at least two daily newspapers or by placing a notice through the electronic disclosure system operated by the Financial Supervisory Service or the Korea Exchange. Shareholders who are not on the shareholders’ register as of the record date will not be entitled to receive notice of the general meeting of shareholders, and they will not be entitled to attend or vote at such meeting. Holders of enfranchised non-voting shares who are on the shareholders’ register as of the record date will be entitled to receive notice of the general meeting of shareholders and they will be entitled to attend and vote at such meeting. Otherwise, holders of non-voting shares will not be entitled to receive notice of or vote at general meetings of shareholders.

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

In addition to the reporting requirements described above, any person whose direct or beneficial ownership of our stock accounts for 10% or more of the total issued and outstanding stock (which we refer to as a “major shareholder”) must report the status of its shareholding to the Korea Securities Futures Commission and the KRX KOSPI Market within five days after becoming a major shareholder. Also, the major shareholder must report any subsequent change in its ownership interest to those same entities within five days of the occurrence of the change, unless the change in the aggregate number of shares is less than 1,000 shares and the amount involved in such change is less than ￦10 million. A major shareholder that violates these reporting requirements may suffer criminal sanctions, including fines or imprisonment.

Other Provisions

Record Date. We may set a record date for determining the shareholders entitled to receive dividends by a resolution of the Board of Directors upon providing at least two weeks’ prior notice of such date to the public. The record date for quarterly dividends are the end of March, June and September. The Korean Commercial Code and our articles of incorporation permit us, upon at least two weeks’ public notice, to set a record date and/or close the register of shareholders for not more than three months for the purpose of determining the shareholders entitled to certain rights pertaining to the shares. However, if the record date and the period of time during which the register of shareholders is to be closed are fixed in the articles of incorporation, the Korean Commercial Code waives the requirement to provide at least two weeks’ public notice. The trading of shares and the electronic registration in respect thereof may continue while the register of shareholders is closed.

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

United States Taxation

This summary describes certain material U.S. federal income tax consequences for a U.S. holder (as defined below) of acquiring, owning, and disposing of common shares or ADSs. This summary applies to you only if you hold the common shares or ADSs as capital assets for U.S. federal income tax purposes (generally, property held for investment). This summary does not apply to you if you are a member of a class of holders subject to special rules, including (but not limited to):

•	a broker or dealer in securities or currencies;

•	a trader in securities that elects to use a mark-to-market method of accounting for securities holdings;

•	a bank or financial institution;

•	a life insurance company, real estate investment trust or regulated investment company;

•	a tax-exempt organization, qualified retirement plan, individual retirement account or other tax-deferred account;

•	an entity treated as a partnership or other passthrough entity (or investors therein) for U.S. federal income tax purposes;

•	a person that holds common shares or ADSs that are a hedge or that are hedged against interest rate or currency risks;

•	a person that holds common shares or ADSs as part of a straddle or conversion transaction for tax purposes;

•	a person whose functional currency for tax purposes is not the U.S. dollar; or

•	a person that owns or is deemed to own (directly, indirectly or constructively) 10% or more of our stock, measured by voting power or value.

In addition, this summary does not discuss the application of the U.S. federal estate and gift taxes, the Medicare net investment income tax, special timing rules prescribed under section 451(b) of the Code or any alternative minimum tax, or any state, local or other tax consequences of purchasing, owning, and disposing of common shares or ADSs. You should consult your own tax advisers concerning the U.S. federal, state, local, and other tax consequences of purchasing, owning, and disposing of common shares or ADSs in your particular circumstances.

This summary is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations promulgated thereunder, and published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis. We have not requested a ruling from the Internal Revenue Service, or the IRS, with respect to any of the U.S. federal income tax considerations described below, and as a result, the IRS could disagree with portions of this discussion. This summary is for general information purposes only and does not purport to be a complete discussion of all potential tax considerations that may be relevant to a particular person’s decision to acquire common shares or ADSs.

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

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual with respect to our common shares or ADSs will be subject to taxation at reduced rates if the dividends are “qualified dividends.” Dividends paid on the common shares or ADSs will be treated as qualified dividends if (i) the common shares or ADSs are readily tradable on an established securities market in the United States or we are eligible for the benefits of a comprehensive tax treaty with the United States that the U.S. Treasury determines is satisfactory for purposes of this provision and that includes an exchange of information program; (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company as defined for U.S. federal income tax purposes, which we refer to as a PFIC, and (iii) certain holding period requirements are met. The ADSs are listed on the New York Stock Exchange and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. In addition, the U.S. Treasury has determined that the Korea-United States income tax treaty (the “Treaty”) meets the requirements for reduced rates of taxation, and we believe we are eligible for the benefits of that Treaty. Based on our audited financial statements, we believe that we were not a PFIC in our 2022 and 2023 taxable years. In addition, based on our current expectations regarding our income, assets and activities, we do not anticipate becoming a PFIC for our 2024 taxable year. Therefore, we believe that dividends received by a U.S. holder with respect to either common shares or ADSs will be “qualified dividends” provided the holder satisfies the holding period requirement. Holders should consult their own tax advisers regarding the availability of the reduced dividend tax rate in light of their own particular circumstances.

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

If a U.S. holder sells or otherwise disposes of our common shares or ADSs in exchange for currency other than U.S. dollars, the amount realized generally will be the U.S. dollar value of the currency received at the spot rate on the date of sale or other disposition (or, if the shares are traded on an established securities market at such time, in the case of cash basis and electing accrual basis U.S. holders, the settlement date). An accrual basis U.S. holder that does not elect to determine the amount realized using the spot exchange rate on the settlement date will recognize foreign currency gain or loss equal to the difference between the U.S. dollar value of the amount received based on the spot exchange rates in effect on the date of the sale or other disposition and the settlement date. If an accrual basis U.S. holder makes the election described above, it must be applied consistently from year to year and cannot be revoked without the consent of the IRS. A U.S. holder should consult its own tax advisors regarding the treatment of any foreign currency gain or loss realized with respect to any currency received in a sale or other disposition of the common shares or ADSs.

Foreign Tax Credit Considerations

Subject to generally applicable limitations and conditions, Korean tax on dividends or gains paid at the appropriate rate applicable to a U.S. holder may be eligible for a credit against such U.S. holder’s U.S. federal income tax liability. These generally applicable limitations and conditions include new requirements adopted by the IRS in regulations promulgated in December 2021 and any Korean tax will need to satisfy these requirements in order to be eligible to be a creditable tax for a U.S. holder. In the case of a U.S. holder that consistently elects to apply a modified version of these rules under recently issued temporary guidance and complies with specific requirements set forth in such guidance, the Korean tax on dividends or gains will be treated as meeting the new requirements and therefore as a creditable tax. In the case of all other U.S. holders, the application of these requirements to the Korean tax on dividends or gains is uncertain and we have not determined whether these requirements have been met. If the Korean tax on dividends or gains is not a creditable tax for a U.S. holder or the U.S. holder does not elect to claim a foreign tax credit for any foreign income taxes paid or accrued in the same taxable year, the U.S. holder may be able to deduct the Korean tax in computing such U.S. holder’s taxable income for U.S. federal income tax purposes.

Dividend distributions will constitute income from sources without the United States and, for U.S. holders that elect to claim foreign tax credits, generally will constitute “passive category income” for foreign tax credit purposes. Capital gain or loss recognized by a U.S. holder on the sale or other disposition of the common shares or ADSs generally will be U.S. source gain or loss for U.S. foreign tax credit purposes. Consequently, even if any withholding tax on gains qualifies as a creditable tax, a U.S. holder may not be able to credit the tax against its U.S. federal income tax liability unless such credit can be applied (subject to generally applicable conditions and limitations) against tax due on other income treated as derived from foreign sources. If the Korean tax on gains is not a creditable tax, the tax would reduce the amount realized on the sale or other disposition of the common shares or ADSs even if you have elected to claim a foreign tax credit for other taxes in the same year.

Any Korean securities transaction tax or agriculture and fishery special surtax that you pay will not be creditable for foreign tax credit purposes.

The availability and calculation of foreign tax credits and deductions for foreign taxes depend on a U.S. holder’s particular circumstances and involve the application of complex rules to those circumstances. The temporary guidance discussed above also indicates that the Treasury and the IRS are considering proposing amendments to the December 2021 regulations and that the temporary guidance can be relied upon until additional guidance is issued that withdraws or modifies the temporary guidance. You should consult your own tax advisor regarding the application of these rules to your particular situation.

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

You should inquire for yourself whether you are entitled to the benefit of a tax treaty between Korea and the country where you are a resident. It is the responsibility of the party claiming the benefits of an income tax treaty in respect of dividend payments or capital gains to submit to us, the purchaser or the financial investment company, as applicable, a certificate as to his tax residence. In the absence of sufficient proof, we, the purchaser or the financial investment company, as applicable, must withhold tax at the normal rates. Furthermore, in order for you to claim the benefit of a tax rate reduction or tax exemption on certain Korean source income (such as dividends or capital gains) under an applicable tax treaty, Korean tax law requires you (or your agent) to submit an application (for a reduced withholding tax rate, the “application for entitlement to a reduced tax rate,” and in the case of exemptions from withholding tax, the “application for tax exemption” along with a certificate of your tax residency issued by a competent authority of your country of tax residence, subject to certain exceptions) as the beneficial owner of such Korean source income, or a BO application. If you are a corporation and the tax exemption amount being applied for is ￦1 billion or more (including where the aggregate amount exempted within one year from the last day of the month in which the payment was made is ￦1 billion or more), in addition to the certificate of tax residence issued by a competent authority of your country of residence, you will also be required to submit the names and addresses of all of the members of your board of directors, the identities and shareholding percentages of all of your shareholders (provided that if you have more than 100 shareholders, you may instead provide a statement showing the total number of shareholders and the aggregate investment amount from each country), and your audit reports for the most recent three years submitted to your country of residence (or, if you have been in existence for less than three years, audit reports since incorporation). For example, a U.S. resident would be required to provide a Form 6166 as a certificate of tax residency together with the application for entitlement to reduced tax rate or the application for tax exemption. Such application should be submitted to the withholding agent prior to the payment date of the relevant income. Subject to certain exceptions, where the relevant income is paid to an overseas investment vehicle (which is not the beneficial owner of such income), or an OIV, a beneficial owner claiming the benefit of an applicable tax treaty with respect to such income must submit its BO application to such OIV, which must submit an OIV report and a schedule of beneficial owners (as well as the BO applications collected from each beneficial owner, if such beneficial owner is applying for a tax exemption) to the withholding agent prior to the payment date of such income. Effective January 1, 2020, an OIV that was not established for the purpose of unjustifiably reducing income tax liabilities in Korea and bears tax liabilities in the country of its residence is deemed to be a beneficial owner of Korean source income for income tax purposes. Starting from January 1, 2022, an OIV is deemed to be a beneficial owner of the Korean source income if (i) under the applicable tax treaty, the OIV bears tax liabilities in the country in which it is established or the OIV is deemed to be the beneficial owner of the Korean source income, and (ii) the Korean source income is eligible for the treaty benefits under the tax treaty. The benefits under a tax treaty between Korea and the country of such OIV’s residence will apply with respect to the relevant income paid to such OIV, subject to certain application requirements as prescribed by the Corporate Income Tax or Individual Income Tax Law. In the case of a tax exemption application, the withholding agent is required to submit such application (together with the applicable OIV report in the case of income paid to an OIV) to the relevant district tax office by the ninth day of the month following the date of the payment of such income.

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

Securities Transaction Tax

If you transfer our common shares on the Korea Exchange, you will be subject to securities transaction tax at the rate of 0.03% (if the transfer is made in 2024) or 0% (if the transfer is made in 2025 and thereafter) and an agriculture and fishery special surtax at the rate of 0.15% of the sale price of the common shares. If your transfer of the common shares is not made on the Korea Exchange, subject to certain exceptions, you will be subject to securities transaction tax at the rate of 0.35% (if the transfer is made in 2023 and thereafter) and will not be subject to an agriculture and fishery special surtax.

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

Item 10.I.	Subsidiary Information

Not Applicable

Item 10.J.	Annual Report to Security Holders

Not Applicable

Item 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

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

We operate a standardized risk management system which enhances our risk management capabilities by enabling us to exchange information among our and our subsidiaries’ risk management operations. Woori Bank, our banking subsidiary, has further strengthened its risk management systems by using Tier I capital as “available capital” for purposes of our risk capital allocation to fulfill Basel III requirements. We use our risk management systems to manage our risks within acceptable limits and to otherwise ensure the soundness of our assets and the stability of our operations.

We allocate our total risk capital in accordance with the guidelines set by our Risk Management Committee. As described in more detail below, the committee allocates risk capital and approves the risk limit requests of our subsidiaries. Through our standardized risk management system, we allocate our risk capital:

•	with respect to our credit risk on the basis of a standardized approach as well as other portfolio credit models;

•

with respect to our market risk for trading activities based on Basel III’s revised standardized model for Woori Bank and certain of our other subsidiaries, and a simplified standardized approach for the rest of our subsidiaries;

•	with respect to our interest rate risk based on the IRRBB standard method (ΔEVE) on a group-wide basis; and

•	with respect to our operational risk through a standardized approach for our subsidiaries, including Woori Bank, in accordance with Basel III.

Our risk capital allocation by entity as a percentage of available capital, on a non-consolidated basis, with respect to 2024 is as follows:

	Available capital(1)	Risk capital	Risk appetite	Credit	Market	Operational	Interest rate	Credit Concentration	Liquidity	Strategic/ Reputation

	(in billions of Won, except percentages)
Woori Financial Group	30,924	23,434	75.8%	18,161	1,280	1,796	1,792	854	330	928
Woori Bank	24,462	18,986	77.6%	14,794	1,000	1,590	1,195	795	300	734
Woori Card	2,444	1,285	52.5%	1,010	21	98	265	—	—	—
Woori Financial Capital	1,606	1,119	69.7%	1,027	—	39	97	—	—	—
Woori Investment Bank	1,100	1,039	94.4%	769	207	30	97	—	—	—
Woori Asset Trust	395	85	21.6%	70	—	22	8	—	—	—
Woori Savings Bank	177	169	95.5%	155	—	6	15	—	—	—

(1)	Estimates based on Tier I capital.

Organization

We have a multi-tiered risk management governance structure. Our Risk Management Committee is ultimately responsible for group-wide risk management, and directs the various subordinate risk management entities. The Group Risk Management Council answers to the Risk Management Committee and, together with the Group Risk Management Department, coordinates the execution of its directives with each Subsidiary Risk Management Department. Each Subsidiary Risk Management Committee, based on the Risk Management Committee’s directives, determines risk management strategies and implements risk management policies and guidelines for the relevant subsidiary, sets the subsidiary’s operational and business risk management policies and guidelines and directs the applicable Subsidiary Risk Management Department with support from the applicable Subsidiary Risk Management Council, but must keep within the risk guidelines of the Risk Management Committee. The Subsidiary Risk Management Committees generally receive input from their respective Subsidiary Risk Management Councils and Subsidiary Risk Management Departments.

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

The Risk Management Committee, the Group Risk Management Council, the Subsidiary Risk Management Committees and the Subsidiary Risk Management Councils are responsible for managing risks relating to credit, markets, asset and liability management and liquidity. Each Subsidiary Risk Management Department is generally responsible for managing operational risks at the relevant subsidiary, while the Audit Department coordinates the execution of our operational and business risk management policy, particularly with regard to internal subsidiary practices, and the Legal and Compliance Department monitors compliance risk and makes suggestions regarding regulatory issues to the Financial Supervisory Service.

Risk Management Committee

The Risk Management Committee is our highest decision-making body with respect to our risk management operations. Our board of directors has delegated to it the authority to oversee and make determinations on all significant issues relating to our risk management system. It comprehensively manages and controls our risks as well as those of our subsidiaries, so that it may detect, measure, monitor and control the potential risks that may arise during management. The committee’s major activities include:

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

The Risk Management Committee is composed of three outside directors. It operates independently from all business groups and individual board members, and reports directly to our board of directors. We require the chairperson of the Risk Management Committee to be chosen from among the outside directors in order to enhance the independence and experience level of such chairperson. Our Risk Management Committee convenes at least quarterly, and makes decisions by a majority vote of the attending members. At least a majority of the committee members must attend to constitute a quorum.

Group Risk Management Council

Our Group Risk Management Council is responsible for coordinating with the Subsidiary Risk Management Departments to ensure that they execute the policies, guidelines and limits established by the Risk Management Committee. The Group Risk Management Council’s major activities include:

•	analyzing our risk status using information provided by the Subsidiary Risk Management Departments;

•	adjusting the integrated risk-adjusted capital allocation plan and risk limits for each of our subsidiaries;

•	reviewing the key decisions of each Subsidiary Risk Management Committee and discussing and resolving any risk management issues raised by those committees;

•	coordinating issues relating to the integration of our risk management functions; and

•	performing any other duties delegated by the Risk Management Committee.

The Group Risk Management Council consists of twelve members, including our chief risk officer and the chief risk officers of our subsidiaries. It operates independently from all business groups, and reports directly to the Risk Management Committee. The Group Risk Management Council convenes on a quarterly basis.

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

Each relevant subsidiary monitors its level of risk, determines how that level compares to our target optimized level of risk on a monthly basis and produces risk analysis reports and optimization reports on a monthly basis and stress test reports on an ad hoc basis. These reports are sent to the respective Subsidiary Risk Management Committees and to the Risk Management Committee and provide a basis to set risk limits for, and allocate capital to, a subsidiary’s business groups.

Credit Evaluation and Approval

Our subsidiaries evaluate the credit of every loan applicant and guarantor before approving any loans, except for:

•	loans fully guaranteed by letters of guarantee issued by the Korea Credit Guarantee Fund, the Korea Technology Finance Corporation or certain other specified Korean government-controlled funds;

•	loans fully secured by deposits with us (unless the aggregate value of such deposits that are owned by a third party exceeds ￦500 million); and

•	loans against commercial promissory notes issued by creditworthy companies at a discount to the face value of the note determined by the issuer’s creditworthiness.

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

Committee	Members	Approval Process
Headquarters Approval
Loan Committee	Head of the credit support group, head of the corporate and investment banking business group, head of the global business group, head of the financial market business group, head of the risk management group, head of the large corporate credit analysis and approval department and head of the SME credit analysis and approval department	2/3 required for approval; 2/3 required to participate
Headquarters/Regional Approval
Senior Credit Officer Committee	One head senior credit officer and four to six other senior credit officers (five to seven persons)	2/3 required for approval; 2/3 required to participate
Credit Officer Committee	At least one senior credit officer and two other credit officers (at least three persons)	2/3 required for approval; 2/3 required to participate
Individual Approval
Loan Officer	Individual	Approval of the individual
Branch Manager	Individual	Approval of the individual
Head of Team	Individual	Approval of the individual

Different individuals or committees review and approve loan applications depending on various factors, including:

•	the size and type of the loan;

•	the level of credit risk established by the credit rating system;

•	whether the loan is secured by collateral; and

•	if the loan is secured, an assessment of the collateral.

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

Loan Review and Monitoring

Woori Bank monitors credit risk with respect to its borrowers using its loan review system, and Woori Bank’s Loan Review Department oversees its review and monitoring efforts. After a loan has been approved, the relevant materials or the results generated by Woori Bank’s credit evaluation system, together with any supporting data, are reviewed by an officer in that department. There are three types of reviews that Woori Bank’s Loan Review Department undertakes:

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

•

Periodic review. Periodic reviews are done on a quarterly, semi-annual or annual basis with respect to loans that are current and over ￦10 billion. Quarterly periodic reviews are done for certain corporate borrowers, depending on their size and the borrower’s industry.

•

Ad hoc review. Ad hoc reviews can be done at any time. The head of Woori Bank’s Loan Review Department or the chief executive officer or chief risk officer of Woori Bank, or the Financial Supervisory Service, can initiate ad hoc reviews. Loan review officers who are responsible for desk and periodic reviews also conduct ad hoc reviews.

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

Woori Bank monitors and manages its exposures to and credit limits for corporations and chaebols on a daily basis. Woori Bank uses its Total Exposure Management System to make real-time inquiries regarding its exposures, either by company or by chaebol, and to manage the credit limits for all kinds of business transactions. Woori Bank monitors and analyzes these exposures on a monthly basis. Corporate borrowers on Woori Bank’s “watch list” are monitored more closely and with respect to additional aspects of their relationships with us. Woori Bank places borrowers on its watch list when it believes that any impediment on a borrower’s ability to meet its financial obligations exists or is pending. Woori Bank may also monitor newly extended credits or any additional credits extended to a previous borrower more frequently if it believes additional monitoring is necessary after reviewing the loan approval process. Credits outstanding to a particular industry or region that Woori Bank believes are higher risk are monitored even more frequently. Based on the results of such monitoring, the Loan Review Department of Woori Bank provides reports to the chief executive officer on a monthly basis and to the Risk Management Committee on a quarterly basis.

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

Woori Bank’s Loan Review Department in its Risk Management Group is required to submit monthly loan review reports to the chief executive officer and the head of the Risk Management Group of Woori Bank. The chief executive officer then provides feedback to the relevant sales offices of Woori Bank’s branches through its auditing team or relevant business group. Based on these reports, we may, for example, stop lending to particular borrowers, change credit limits or modify our loan approval procedures. We do not monitor loans to certain borrowers, such as loans to government entities.

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

Early Warning Systems

Woori Bank has developed an early warning system that monitors the status of both commercial and retail borrowers and evaluates all of a customer’s outstanding credits. This system monitors various factors, including the financial status, financial transaction status, industry rating and management status of borrowers, and enables Woori Bank to find defaults and signs of potential delinquency in advance, monitor these problematic credits properly before any default or delayed payment occurs and keep track of information on the credit status of borrowers. Updated information is input as it becomes available, either automatically from internal and external sources or manually. This information includes data relating to:

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

Woori Card also operates a similar early warning system that monitors the status of its users to take appropriate action when it detects certain warning signals, including information about any changes in credit level, delinquencies or the commencement of legal proceedings.

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

Credit Remediation

We believe that by centralizing the management of our non-performing credits within each subsidiary, we can implement uniform policies for non-performing credit resolution, pool institutional knowledge and create a more specialized (and therefore more efficient) work force. To the extent relevant to its business, each of our subsidiaries has one or more units that are responsible for managing non-performing loans. At Woori Bank, for example, the Credit Management and Collection Headquarters and the Corporate Restoration Analysis and Approval Department generally oversee the process for resolving non-performing loans transferred to them by Woori Bank’s other business groups. When a loan becomes non-performing, the Credit Management and Collection Headquarters and the Corporate Restoration Analysis and Approval Department will begin a due diligence review of the borrower’s financial condition, send a notice demanding payment or stating that the group will take legal action, and prepare for legal action. At the same time, Woori Bank initiates its non-performing loan management process. Once Woori Bank has confirmed the details of a non-performing loan, it makes efforts to recover amounts owed to it. Methods for resolving non-performing loans include commencing collection proceedings or legal actions and writing off such loans, transferring them to affiliates in charge of collection and authorizing those subsidiaries to recover what they can. We have also disposed of a number of non-performing credits to UAMCO and various structured companies. See “Item 4.B. Business Overview—Assets and Liabilities—Asset Quality of Loans—Non-Performing Loan Strategy.”

Market Risk Management

The principal market risks to which we are exposed are general interest rate risk, credit spread risk, foreign exchange risk and, to lesser extents, equity risk and commodity risk. We divide market risk into risks arising from trading activities and risks relating to management of our assets and liabilities.

Our Risk Management Committee establishes risk capital allocation for our trading activities. Our Group Risk Management Department and our Subsidiary Risk Management Departments, in turn, manage more specific risk limits and loss limits and regularly report the results to our Risk Management Committee and the relevant Subsidiary Risk Management Committees. We use the standardized method and the internal model method to measure and analyze the market risk from our trading activities.

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

Market risk arising from our trading activities can be subdivided into general interest rate risk, credit spread risk, foreign exchange risk, equity risk and commodity risk:

•

General interest rate risk is a significant risk to which our trading activities are exposed. This risk arises primarily from our debt securities (which are primarily held by Woori Bank). We set different risk limits for our interest rate risk for our trading and non-trading debt portfolios.

•

Credit spread risk arises from fluctuations in credit spread, which is further divided into credit spread risks for (i) non-securitized positions, (ii) correlation trading portfolios and (iii) non-correlation trading portfolios.

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

The following table shows the volume and types of Woori Bank’s trading positions (including trust accounts) subject to market risk as of the dates indicated:

	As of December 31,
	2022		2023

	(in millions of Won)
Debt securities	￦	2,975,992	￦	4,948,219
Equity securities		30,443		17,147
Spot exchanges(1)		1,763,291		2,415,402
Derivatives(2)		18,951,560		13,022,282

Total	￦	23,721,286	￦	20,403,051

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

The Risk Management Committee monitors market risk both for the group and for each relevant subsidiary individually. See “—Overview.” The Risk Management Committee has established a maximum “risk appetite” for each relevant subsidiary, which is defined as the risk capital of such subsidiary divided by its available capital. “Risk capital” is a benchmark figure that determines the market risk limits, accumulated loss limits (for trading portfolios) and price value of a basis point (or PVBP) limits (for non-trading debt securities) for each subsidiary. Available capital generally consists of shareholder’s equity. Using this benchmark, as of December 31, 2023, we have established market risk limits with respect to Woori Bank as shown in the following table:

Trading Portfolio		Non-Trading Portfolio
Accumulated Loss Limit
Quarter	Annual	PVBP Limit
(in billions of Won)
￦ 80.2	￦ 160.4	￦ 13.8

Each of our relevant subsidiaries generally manages its market risk at the portfolio level. To control its exposure, each such subsidiary takes into consideration the market risk limits, accumulated loss limits and PVBP limits set by the Risk Management Committee in determining its internal allocation of risk among its various portfolios. Each relevant subsidiary also sets its own stop loss limits with respect to particular types of transactions.

In addition, Woori Bank has implemented internal processes which include a number of key controls designed to ensure that fair value is measured appropriately, particularly where a fair value model is internally developed and used to price a significant product. See “Item 5.A. Operating Results—Critical Accounting Policies—Valuation of Financial Assets and Liabilities” and Notes 2-(9)-5), 3-(2) and 11 of the notes to our consolidated financial statements. Woori Bank’s Risk Management Department reviews the existing pricing and valuation models on a regular basis, with a focus on their underlying modeling assumptions and restrictions, to assess the appropriateness of their continued use. In consultation with its Trading Department, Woori Bank’s Risk Management Department recommends potential valuation models to its Fair Value Evaluation Committee. Upon approval by Woori Bank’s Fair Value Evaluation Committee, the selected valuation models are reported to its Risk Management Committee.

Basel III Revised Standardized Method. Commencing in 2023, Woori Bank replaced the use of daily VaR with Basel III’s revised standardized model to measure market risk. Under this model, Woori Bank measures its market risk capital by aggregating (i) risk capital measured using the sensitivities-based method, (ii) default risk capital and (iii) other miscellaneous risk capital:

•

risk capital measured using the sensitivities-based method represents the linear and non-linear losses that can result from adverse changes in interest rates, credit spreads, equity prices, foreign exchange rates and commodities prices;

•	default risk capital represents the losses that can result from any unexpected default of an entity not contemplated under the sensitivities-based method; and

•	other miscellaneous risk capital represents any other losses that are not contemplated under the sensitivities-based method or are not considered to result from the risk of default.

The following table shows Woori Bank’s market risk capital for each category of market risk as of December 31, 2023:

Risk categories		Risk Capital
(in billions of Won)
Sensitivities-based method	General interest rate risk	￦	37.8
	Equity risk		9.4
	Commodities risk		0.0
	Foreign exchange risk		249.0
	Credit spread risk: non-securitizations		27.4
	Credit spread risk: securitizations (non-correlation trading portfolio)		—
	Credit spread risk: securitizations (correlation trading portfolio)		—

Default risk	Non-securitizations		—
	Securitizations (non-correlation trading portfolio)		—
	Securitizations (correlation trading portfolio)		—

Other miscellaneous risk			0.7

Total		￦	324.3

Value at Risk analysis. Prior to 2023, Woori Bank used daily VaR to measure market risk. Daily VaR is a statistically estimated maximum amount of loss that can occur for a day. Woori Bank used a 99% confidence level to measure its daily VaR, which means the actual amount of loss may exceed the VaR, on average, once out of 100 business days. Woori Bank used the “historical simulation method” which takes into account the diversification effects among different risk factors.

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

The following table shows Woori Bank’s daily VaR as of the date indicated at a 99% confidence level for a one-day holding period, for interest rate risk, equity risk, foreign exchange risk and commodity risk relating to its trading activities.

	Interest Rate Risk	Foreign Exchange Risk	Equity Risk	Commodity Risk	Less: Diversification	VaR for Overall Trading Activities

	(in millions of Won)
As of December 31, 2022	11,800	17,608	7,055	—	17,354	19,109

In 2021 and 2022, the average, high, low and ending amounts of Woori Bank’s daily VaR relating to its trading activities (at a 99% confidence level for a one-day holding period) were as follows:

	As of December 31, 2021		For the year ended December 31, 2021						As of December 31, 2022		For the year ended December 31, 2022
			Average		Maximum		Minimum				Average		Maximum		Minimum

Interest risk	￦	4,177	￦	4,681	￦	14,017	￦	2,405	￦	11,800	￦	8,847	￦	11,987	￦	4,298
Foreign exchange risk		5,904		6,745		13,144		4,747		17,608		14,002		22,251		5,421
Equity risk		2,972		3,637		6,676		1,609		7,055		6,590		12,448		1,806
Commodity risk		—		—		—		—		—		—		—		—
Diversification		(6,072)		(7,300)		(20,007)		(3,628)		(17,354)		(12,725)		(19,640)		(4,201)

Total risk	￦	6,981	￦	7,763	￦	13,831	￦	5,134	￦	19,109	￦	16,714	￦	27,046	￦	7,324

The graph of Woori Bank’s daily 99% VaR relating to its trading activities in 2022 was as follows:

Standardized Method. Prior to 2023, the standardized method was used to measure the market risk of the positions for which the Financial Supervisory Service had not approved the use of the VaR method. The following table shows Woori Bank’s market risk capital charges measured using the standardized method as of December 31, 2022:

Risk categories
Interest risk	￦	4,021
Equity risk		6,896
Foreign exchanges risk		66,497
Commodity risk		—

Total	￦	77,414

Back-testing. Prior to 2023, Woori Bank conducted back testing on a daily basis to validate the adequacy of its market risk management. Back testing compares both the actual and hypothetical profit and loss with VaR calculations and analyzes any results that fall outside a predetermined confidence interval of 99%. The number of times the actual changes in Woori Bank’s profit and loss exceeded the VaR amounts was 3 in each of 2021 and 2022.

Stress test. In addition, Woori Bank assesses its market risk exposure to abnormal market fluctuations through stress testing. As both VaR (prior to 2023) and the Basel III Revised Standardized Method (beginning in 2023) assume normal market conditions, stress testing is an important way of supporting these methods since they do not cover potential loss if the market moves in a manner that is outside normal expectations. Stress testing projects the anticipated change in value of holding positions under certain scenarios assuming that no action is taken during a stress event to change the risk profile of a portfolio. The following table shows, for Woori Bank, the loss that would have occurred in its trading portfolio as of December 31, 2023 for assumed short-term extreme changes of a +/-20% change in the equity market and a +/-60 basis point change from interest rates prevailing in the market on that date, under an abnormal stress environment.

	(in billions of Won, except percentages)
Equity Market Chart Market fluctuation amount		(20)%		(10)%		(5)%		5%		10%		20%

	￦	(25.3)	￦	(8.1)	￦	(0.1)	￦	2.8	￦	2.4	￦	(17.9)

	(in billions of Won, except basis points)
Interest Rate Chart Basis point fluctuation amount		(60) basis points		(40) basis points		(20) basis points		20 basis points		40 basis points		60 basis Points

	￦	(24.7)	￦	(16.5)	￦	(8.2)	￦	8.2	￦	16.4	￦	24.5

Interest Rate Risk

Interest rate risk from trading activities arises mainly from our trading of Won-denominated debt securities. Our general trading strategy is to benefit from short-term movements in the prices of debt securities arising from changes in interest rates. As Woori Bank’s trading accounts are marked-to-market daily, Woori Bank manages its interest rate risk related to trading accounts using market value-based tools such as sensitivity analysis through a price value of a basis point method. See “—Asset and Liability Management—Interest Rate Risk.”

Under Basel III, interest rate risk can be divided into general interest rate risk and credit spread risk. General interest rate risk arises from fluctuations in the risk-free yield curve, which is caused by fluctuations in the general macroeconomic environment. Credit spread risk arises from fluctuations in the credit spread of the underlying assets, and is further divided into credit spread risks for (i) non-securitized positions, (ii) correlation trading portfolios and (iii) non-correlation trading portfolios, depending on the underlying asset.

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

Each of our relevant subsidiaries monitors changes in, and matches of, foreign-currency assets and liabilities in order to reduce exposure to currency fluctuations. Most of our foreign exchange risk arises in connection with the operations of Woori Bank. Our relevant subsidiaries also manage risks relating to exchange rate fluctuations through foreign exchange dealing, including by their overseas branches. However, we conduct foreign exchange dealings primarily on behalf of our customers. Our counterparties are generally domestic and foreign financial institutions and banks. The following table sets forth information concerning Woori Bank’s limits on proprietary foreign exchange dealings as of December 31, 2023:

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

	As of December 31,
	2022		2023

	(in millions of US$)
Currency
U.S. dollar	US$	1,315.7	US$	881.2
Japanese yen		(43.2)		(32.5)
Euro		(433.5)		(264.6)
Others		254.9		577.1

Total	US$	1,093.9	US$	1,161.2

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

Derivatives-Related Market Risk

The Foreign Exchange Transaction Laws provide that a foreign exchange bank (such as Woori Bank) may generally enter into derivatives transactions without restriction so long as those transactions are not linked with credit risks of a party to the transaction or any third party. If they are, the bank must report the transaction to the Bank of Korea.

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

Woori Bank uses a standardized asset and liability management system for its Won- and foreign currency-denominated assets and liabilities. In addition, Woori Bank’s system also allows it to manage the assets and liabilities in its trust accounts. In 2023, Woori Bank transitioned from the historical scenario method to the interest rate risk in banking book (IRRBB) method, the standard method under Basel III, to monitor its interest rate risks.

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

We measure interest rate risk for Won and foreign currency assets and liabilities, including derivatives and principal guaranteed trust accounts. Most of our interest-earning assets and interest-bearing liabilities are denominated in Won and our foreign currency-denominated assets and liabilities are mostly denominated in U.S. dollars. We believe, however, that our interest rate sensitivity is limited with respect to our Won-denominated assets. Deposits in Won generally bear fixed rates of interest for fixed time periods (other than deposits payable on demand which constituted approximately 42.4% of our total deposits in Won as of December 31, 2023). We generally adjust the interest rates on these deposits when they are rolled over. In addition, as of December 31, 2023, 94.5% of those deposits had current maturities of one year or less. As of December 31, 2023, approximately 75.2% of our Won-denominated loans bore floating rates of interest, and 62.9% of those loans had current maturities of one year or less.

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

The following tables show, for Woori Bank, on a non-consolidated basis pursuant to the guidelines of the Financial Supervisory Service, the interest rate gap for Won-denominated accounts and foreign currency-denominated accounts as of December 31, 2023:

	As of December 31, 2023
	0-3 Months		3-6 Months		6-12 Months		1-3 Years		Over 3 Years		Total

	(in billions of Won, except percentages)
Won-denominated accounts:
Interest rate-sensitive assets
Free interest rate	￦	22,288	￦	18,633	￦	13,706	￦	13,723	￦	1,588	￦	69,939
Market interest rate		174,927		32,106		17,271		30,421		25,023		279,747
Interest rate pegged to customer deposit		154		69		114		22		12		370

Total	￦	197,368	￦	50,808	￦	31,091	￦	44,166	￦	26,623	￦	350,057

Interest rate-sensitive liabilities
Free interest rate	￦	31,368	￦	4,842	￦	8,216	￦	26,353	￦	30,746	￦	101,524
Market interest rate		111,859		33,622		63,552		11,577		5,465		226,075

Total	￦	143,227	￦	38,465	￦	71,767	￦	37,930	￦	36,210	￦	327,599

Sensitivity gap		54,141		12,343		(40,676)		6,237		(9,587)		22,458
Cumulative gap		54,141		66,485		25,809		32,045		22,458		22,458
% of total assets(1)		14.08		17.29		6.71		8.33		5.84		5.84
Total assets in Won											￦	384,629

	As of December 31, 2023
	0-3 Months		3-6 Months		6-12 Months		1-3 Years		Over 3 Years		Total

	(in millions of US$, except percentages)
Foreign currency-denominated accounts:
Interest rate-sensitive assets
Free interest rate	US$	—	US$	—	US$	—	US$	—	US$	—	US$	—
Market interest rate		19,797		1,687		479		1,194		752		23,909
Interest rate pegged to customer deposit		—		—		—		—		—		—

Total	US$	19,797	US$	1,687	US$	479	US$	1,194	US$	752	US$	23,909

Interest rate-sensitive liabilities
Free interest rate	US$	—	US$	—	US$	—	US$	—	US$	14	US$	14
Market interest rate		16,668		4,514		2,662		1,080		1,591		26,515

Total	US$	16,668	US$	4,514	US$	2,662	US$	1,080	US$	1,606	US$	26,529

Sensitivity gap		3,129		(2,827)		(2,183)		114		(854)		(2,620)
Cumulative gap		3,129		302		(1,881)		(1,766)		(2,620)		(2,620)
% of total assets(1)		7.75%		0.75%		(4.66)%		(4.37)%		(6.49)%		(6.49)%
Total assets in US$											US$	40,375

(1)	Represents the cumulative gap as a percentage of total assets.

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

The following table shows, for Woori Bank, with respect to Won-denominated assets and liabilities, duration gaps and net asset value changes when the interest rate increases by one percentage point as of the specified dates:

Date	Interest-bearing asset duration	Interest-bearing liability duration	Total asset/liability duration gap	Net asset value change
	(in years)	(in years)	(in years)	(in billions of Won)
June 30, 2022	0.81	0.86	(0.05)	162
December 31, 2022	0.79	0.83	(0.02)	78
June 30, 2023	0.88	0.83	0.09	(262)
December 31, 2023	0.73	0.83	(0.08)	258

We set interest rate risk limits using the interest rate risk in banking book (IRRBB) method, which is the standard method under Basel III. Prior to 2023, we used historical simulation to set its interest rate risk limits. The following table shows Woori Bank’s interest rate ΔEVE with respect to its assets and liabilities for each of the quarters starting with the fourth quarter of 2022:

	Fourth Quarter 2022	First Quarter 2023	Second Quarter 2023	Third Quarter 2023	Fourth Quarter 2023

(in billions of Won, except percentages)
Interest rate ΔEVE	￦411.4	￦316.8	￦530.2	￦277.6	￦683.7

The Risk Management Committee reviews gap analysis reports, duration gap analysis reports and interest rate limit compliance reports prepared by the Risk Management Department on a quarterly basis.

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

The Financial Services Commission uses the liquidity coverage ratio, defined as the ratio of highly liquid assets to total net cash outflows over a 30-day period, as the principal liquidity risk management measure and currently requires Korean banks, including Woori Bank, to:

•

maintain a liquidity coverage ratio of not less than 100% (such requirement was temporarily reduced to 92.5% until June 2023 in response to the COVID-19 pandemic, which was increased to 95.0% until June 2024 as part of the normalization measures from the pandemic);

•	maintain a foreign currency liquidity coverage ratio of not less than 80%; and

•	submit monthly reports with respect to the maintenance of these ratios.

As of December 31, 2023, Woori Bank’s 30-day liquidity coverage ratio was 101.2%, above the Financial Services Commission’s standard of 95.0%.

The following table shows the liquidity status, on a cumulative basis, and limits for foreign currency accounts of Woori Bank on a consolidated basis as of December 31, 2023 in accordance with the Financial Services Commission’s regulations:

	7 days or less		8 days –1 month		3 months or less

	(in millions of US$, except percentages)
Foreign currency accounts:
Foreign currency assets	US$	22,308	US$	17,183	US$	15,594
Foreign currency liabilities		12,234		16,482		17,069
Maturity gap		10,074		701		(1,476)
Cumulative gap (A)		10,074		10,775		9,299
Total assets (B)		137,086		137,086		137,086
Liquidity gap ratio (A/B)		7.35%		7.86%		120.31	%(1)
Limits		(3)%		(10)%		85%

(1)	Liquidity ratio, calculated as foreign currency assets as a percentage of foreign currency liabilities.

The Subsidiary Risk Management Committees receive reports from the relevant subsidiaries regarding their respective liquidity ratios and liquidity gap ratios on a monthly basis. Based on those reports, each Subsidiary Risk Management Department reports these results to the Risk Management Committee on a quarterly basis.

Operational Risk Management

Operational risk is difficult to quantify and subject to different definitions. We define our operational risk as the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events. This definition includes legal risk, but excludes strategic and reputational risk.

To monitor and control operational risks, we maintain a system of comprehensive policies and have put in place a control framework designed to provide a stable and well-managed operational environment throughout our organization. Several bodies are responsible for managing our operational risk, including our Audit and Legal and Compliance Departments and the Subsidiary Risk Management Committees and their respective Subsidiary Risk Management Departments. For example, Woori Bank has implemented a multi-step operational risk management process consisting of engaging in risk self-assessment, establishing key risk indicators, operating an early warning system, managing loss data, measuring operational risk capital, monitoring and reporting risks, promoting a strong risk management culture and developing action plans. Woori Bank has also established policies to change operational risk profiling, select permitted levels of risk, develop action plans and manage results. In light of several incidents relating to its internal controls in the past few years, Woori Bank has recently conducted a comprehensive reexamination of its operational risk system and has strengthened its internal control work manual, and has cooperated with the Financial Supervisory Service to further strengthen its internal controls. In November 2022 and June 2023, the Financial Supervisory Service worked together with the Korea Federation of Banks to introduce a number of measures to improve the internal controls of banks and other financial institutions. Woori Bank also implemented various measures that would minimize its operational risks, in particular those stemming from employee misconduct, in order to strengthen and improve its internal controls system and thereby prevent the recurrence of any large-scale financial incidents. For example, Woori Bank has in recent years increased the number of employees tasked with various internal controls-related tasks, including compliance supervision, risk management, consumer protection and regular inspections. In addition, Woori Bank has also strengthened its internal control process for monitoring its overseas wire transfers, including by establishing a new international trade monitoring team in July 2022. Furthermore, in June 2023, we created a new external whistleblowing channel that allows employees to report irregularities with strengthened anonymity and enhanced incentives. For a further discussion of the incidents relating to Woori Bank’s internal controls, see “Item 8.A. Consolidated Statements and Other Financial Information—Legal Proceedings and Regulatory Actions.”

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

The majority of our information technology systems are operated by our subsidiary, Woori FIS. We currently have a “mirror site” in operation with respect to Woori Bank which backs up transaction information on a real-time basis. We also have a “back-up site” in operation with respect to Woori Bank, which backs up transaction information on a daily basis. See “Item 3.D. Risk Factors—Other risks relating to our business—Our operations may be subject to increasing and continually evolving cybersecurity and other technological risks” and “Item 16K. Cybersecurity.”

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

Fees and Payments from the Depositary to Us

In 2023, pursuant to an agreement with us, the depositary waived, or made payments to third parties of, approximately $27,621.99 (net of applicable taxes) in the aggregate in connection with proxy process expenses (including printing, postage and distribution expenses), contributions towards investor relations efforts (including investor relations agency fees) and other standard out-of-pocket maintenance costs relating to our ADS facility that were payable by us.

In addition, as part of its service to us, the depositary waives its fees for the standard costs and operating expenses associated with the administration of the ADS facility.

Item 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not Applicable

Item 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not Applicable

Item 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

We have evaluated, with the participation of our chief executive officer and principal financial officer, the effectiveness of our disclosure controls and procedures, as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, as of December 31, 2023. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and principal financial officer concluded that our disclosure controls and procedures as of December 31, 2023 were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act, is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2023 based on the criteria established in the Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission in May 2013.

Based on this assessment, management believes that, as of December 31, 2023, our internal control over financial reporting is effective.

The effectiveness of our internal control over financial reporting as of December 31, 2023 has been audited by KPMG Samjong Accounting Corp., an independent registered public accounting firm, as stated in its report included herein which expressed an unqualified opinion on the effectiveness of our internal control over financial reporting as of December 31, 2023.

Changes in Internal Control Over Financial Reporting

There has been no change in our internal control over financial reporting during 2023 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16.	[RESERVED]

Item 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that each of Su-Young Yun, Chan-Hyoung Chung, Yo-Hwan Shin and Sung-Bae Ji, our outside directors and members of our Audit Committee, qualifies as an “audit committee financial expert” and is independent within the meaning of this Item 16A.

Item 16B.	CODE OF ETHICS

We have adopted a code of ethics, as defined in Item 16B of Form 20-F under the Exchange Act. Our code of ethics applies to our chief executive officer, principal financial officer and persons performing similar functions as well as to our outside directors and other officers and employees. In recent years, we have also implemented a code of ethics applicable to artificial intelligence-related matters, as well as a code of ethics that govern the activities of our partners. We also recommend compliance with the code of ethics to our business counterparts. Our code of ethics is available on our website at https://www.woorifg.com. If we amend or delete any provision of this code of ethics, we will disclose such amendment on our website at the same address.

Item 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the fees billed to us by our former independent registered public accountants, Samil PricewaterhouseCoopers, and other firms in the PricewaterhouseCoopers network (which we refer to collectively as PwC), during the fiscal year ended December 31, 2022 and our current independent registered public accountant KPMG Samjong Accounting Corp., during the fiscal year ended December 31, 2023:

	Year ended December 31,
	2022		2023

	(in millions of Won)
Audit fees	￦	8,598	￦	7,789
Audit-related fees		165		165
Tax fees		430		677
All other fees		124		13

Total fees	￦	9,317	￦	8,644

Audit fees in the above table are the aggregate fees billed or expected to be billed by PwC or KPMG Samjong Accounting Corp. (as applicable), in connection with the audit of our annual financial statements, the review of our interim financial statements, the review of filings with the U.S. Securities and Exchange Commission and audit of the effectiveness of our internal control over financial reporting.

Audit-related fees in the above table are the aggregate fees billed or expected to be billed by PwC or KPMG Samjong Accounting Corp. (as applicable) for agreed-upon procedures related to the issuance of comfort letters in connection with the issuance of debt securities.

Tax fees in the above table are the aggregate fees billed or expected to be billed by PwC or KPMG Samjong Accounting Corp. (as applicable) for assistance in the preparation of certain tax returns and other tax advice.

All other fees in the above table are the aggregate fees billed in each of the fiscal years by PwC or KPMG Samjong Accounting Corp. (as applicable) for all other services which are not part of the three categories above.

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

Item 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable

Item 16E.	PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The following table sets forth information regarding purchases by us of our common shares during the period covered by this annual report.

Period	Total Number of Shares Purchased(1)	Average Price Paid per Share		Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs(1)	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs (as of end of period)
January 1 to January 31, 2023	—	￦	—	—	US$	—
February 1 to February 28, 2023	—		—	—		—
March 1 to March 31, 2023	—		—	—		—
April 1 to April 30, 2023	—		—	—		74,715,521
May 1 to May 31, 2023	200,000		11,974	200,000		73,689,328
June 1 to June 30, 2023	1,781,565		11,923	1,781,565		57,947,792
July 1 to July 31, 2023	2,625,015		11,626	2,625,015		35,989,462
August 1 to August 31, 2023	3,979,219		11,521	3,979,219		449
September 1 to September 30, 2023	—		—	—		—
October 1 to October 31, 2023	—		—	—		—
November 1 to November 30, 2023	—		—	—		—
December 1 to December 31, 2023	—		—	—		—

Total	8,585,799	￦	11,647	8,585,799	US$	0	(2)

(1)

Comprises common shares that were purchased through a broker in a series of open-market transactions in Korea in the periods indicated above, pursuant to a trust agreement for the acquisition of up to ￦100 billion, or approximately $74.9 million (as of April 24, 2023), worth of treasury shares, dated April 24, 2023, which expired on October 24, 2023.

(2)	We do not intend to make further purchases of common shares under the trust agreement, which expired as described above.

In August 2023, certain shareholders of Woori Investment Bank Co., Ltd. and Woori Venture Partners Co., Ltd. exercised their appraisal rights in connection with the “comprehensive stock exchange” under Korean law, pursuant to which Woori Investment Bank Co., Ltd. and Woori Venture Partners Co., Ltd. became our wholly-owned subsidiaries. See “Item 4.A. History and Development of the Company—Establishment of Woori Financial Group—Reorganization and Expansion of Woori Financial Group.” Woori Venture Partners Co., Ltd. purchased 8,427,511 of its shares for ￦22.6 billion and subsequently exchanged such shares for 1,883,072 of our common stock. Woori Investment Bank Co., Ltd. purchased 48,464,609 of its shares for ￦36.2 billion and subsequently exchanged such shares, together with 69,076 of its treasury shares, for 3,030,183 shares of our common stock. However, certain shareholders of Woori Venture Partners Co., Ltd. and Woori Investment Bank Co., Ltd. did not participate in such sale, and as such, Woori Venture Partners Co., Ltd. and Woori Investment Bank Co., Ltd. are continuing to purchase shares of our common stock (which were exchanged for shares of Woori Venture Partners Co., Ltd. and Woori Investment Bank Co., Ltd., respectively) from such shareholders on an individual basis. As of March 31, 2024, there were an aggregate of 4,530 such shares of our common stock outstanding held by the former shareholders of Woori Venture Partners Co., Ltd. and 848 such shares of our common stock outstanding held by the former shareholders of Woori Investment Bank Co., Ltd.

In March 2024, we acquired 9,357,960 shares of our common stock held by KDIC, which represented all of the remaining shares of our common stock held by KDIC, at an acquisition price per share of ￦14,600 for a total acquisition price of ￦136.6 billion. We subsequently cancelled all such shares of common stock.

Other than as described above, neither we nor any “affiliated purchaser,” as defined in Rule 10b-18(a)(3) of the Exchange Act, purchased any of our equity securities during the period covered by this annual report.

Item 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

The disclosure called for by paragraph (a) of this Item 16F was previously reported, as that term is defined in Rule 12b-2 under the Exchange Act, in our Annual Report on Form 20-F for the year ended December 31, 2022 (File No. 001-31811), filed on April 21, 2023.

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

NYSE Corporate Governance Standards	Woori Financial Group

Director Independence
Listed companies must have a majority of outside directors.	The majority of our board of directors is independent (as defined in accordance with the New York Stock Exchange’s standards), as seven of our eight directors are outside directors.

Executive Session
Non-management directors must meet in regularly scheduled executive sessions without management. Outside directors should meet alone in an executive session at least once a year.	Our outside directors hold quarterly meetings, which coincide with the quarterly Audit Committee meetings, to discuss matters relating to management issues. The Audit Committee consists of four outside directors.

Nomination/Corporate Governance Committee
A nomination/corporate governance committee of outside directors is required. The committee must have a charter that addresses the purpose, responsibilities (including development of corporate governance guidelines) and annual performance evaluation of the committee.	We have established an Officer Candidate Recommendation Committee, which consists of seven outside directors.

Compensation Committee

A compensation committee of outside directors is required. The committee must have a charter that addresses the purpose, responsibilities and annual performance evaluation of the committee. The charter must be made available on the company’s website. In addition, in accordance with the SEC rules adopted pursuant to Section 952 of the Dodd-Frank Act, NYSE listing standards were amended to expand the factors relevant in determining whether a committee member has a relationship to the company that will materially affect that member’s duties to the compensation committee.

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

Corporate Governance Guidelines
Listed companies must adopt and disclose corporate governance guidelines.	We have adopted corporate governance standards, the Korean-language version of which is available on our website.

Code of Business Conduct and Ethics
Listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers.	We have adopted a Code of Ethics and Business Conduct for Directors, Officers and Employees, the Korean-language version of which is available on our website.

Item 16H.	MINE SAFETY DISCLOSURE

Not Applicable

Item 16I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not Applicable

Item 16J.	INSIDER TRADING POLICIES

Not Applicable

Item 16K.	CYBERSECURITY

Risk Management and Strategy

As a large financial institution, we recognize the critical importance of building and maintaining credibility and trust with our customers. A significant portion of our operations relies on our information technology systems, including customer service, billing, the secure processing, storage and transmission of confidential and other information as well as the timely monitoring of a large number of complex transactions. As such, we are particularly committed to protecting ourselves from various cybersecurity threats, especially in light of the proliferation of evolving technologies and an increasing use of the Internet that characterize the environment in which we operate.

As part of our overall risk management system and processes, we maintain a comprehensive process for assessing, identifying and managing material risks from cybersecurity threats, including risks relating to disruption of business operations or financial reporting systems, fraud, theft, harm to employees or customers, violation of privacy laws, reputational risk and other litigation and legal risk, among others. We utilize policies, software, training programs and hardware solutions to protect and monitor our environment, including computer security, document encryption, separation of our internal and external networks and an advanced persistent threat response system. In addition, we prevent unauthorized access to our servers and databases by requiring additional authentications such as one-time passwords or biometric authentication. We have installed X-ray inspection equipment and metal detectors at our data centers to control the physical entry and exit of portable storage devices and computer equipment, and require computers to be formatted before they are taken out of our facilities in order to prevent potential information leaks and security incidents.

We also maintain a robust crisis management system, which provides a framework for responding to cybersecurity incidents based on the severity of the incident. In the case of a cyber incident, the department where the incident occurred immediately reports to the head of the information security department with details of the incident, including the time of discovery, a description of the incident and response measures, following which the head of the Information Security Department takes immediate measures to minimize damage and reports such incident to the Chief Information Security Officer (“CISO”). We then follow a strict set of internal reporting procedures to deploy an emergency response team to promptly address the incident and notify all relevant parties of such incident in order to minimize any further damage from the incident. We also carry limited insurance that provides protection against potential losses arising from cybersecurity incidents and regularly review our policy and levels of coverage based on current risks.

In accordance with the Electronic Financial Transactions Act of Korea, all of our subsidiaries that provide electronic financial services undergo an annual evaluation by the Financial Security Institute (or other information security institution recognized by the Korea Internet and Security Agency) that is designed to assess and discover any vulnerabilities in our information technology systems and includes scenario-based hacking simulations and comprehensive penetration tests. The reports of such evaluation are subsequently sent to our chief executive officer, so that any vulnerabilities that were discovered can be properly addressed and managed. In addition, we receive periodic inspections and audits from financial regulators, which include inspections of our information technology and security systems, and engage external legal counsel from time to time to get advice on best practices for cybersecurity oversight. Furthermore, we utilize external professional consultants to conduct annual cyber crisis or security breach exercises and to provide our employees with information security training on a period basis.

Many of our major subsidiaries, including Woori Bank, Woori Card and Woori Financial Capital, have obtained the Personal Information and Information Security Management System (“ISMS-P”) certifications of the Korea Internet and Security Agency, which share significant overlaps with the International Organization for Standardizations (“ISO”) certifications. These certifications are valid for three years, and we are subject to an annual audit conducted by the issuing agency to maintain such certifications. In addition, Woori Bank has also obtained the ISO 27001, ISO 27701 and ISO 27017 certifications, while Woori Card has obtained the ISO 27001 and Payment Card Industry Data Security Standard, or PCI-DSS, certifications.

We are also committed to overseeing and identifying any risks that may arise through our use of third-party services. When using third-party software, we try to ensure that the entire process from the development to operation of such software is subject to our security policies and systems. Some of the methods we use to minimize our security risk from the use of third-party services include establishing an open-source governance policy, maintaining a management system for security vulnerabilities, mandating the use of software bills of materials and strengthening the security of public cloud systems. From time to time, we enter into outsourcing or partnership agreements with third-party service providers to provide certain services to our customers. In such cases, we ensure that the outsourcing or partnership agreement requires the third-party service provider to maintain strict security standards. We also conduct periodic on-site inspections of such service providers and provide them with periodic security training sessions.

Our business strategy, results of operations and financial condition have not been materially affected by risks from cybersecurity threats, including as a result of previous cybersecurity incidents, but we cannot provide assurance that they will not be materially affected in the future by such risks and any future material incidents. See “Item 3.D. Risk Factors—Other risks relating to our business— Our operations may be subject to increasing and continually evolving cybersecurity and other technological risks” for more information on risks from cybersecurity threats that are reasonably likely to materially affect our business strategy, results of operations and financial condition.

Governance

Board of Directors

Our board of directors’ principal role is one of oversight, recognizing that management is responsible for the day-to-day design, implementation and maintenance of an effective cybersecurity program for protecting against, and mitigating, data privacy and cybersecurity risks. Members of our board of directors stay apprised of the rapidly evolving cyber threat landscape as well as cybersecurity risks specific to us and our subsidiaries, and provide guidance to management as appropriate in order to enhance the effectiveness of our overall cybersecurity program. We also have internal procedures through which the CEO reports significant cybersecurity incidents, including those relating to hacking, information leakage and cybersecurity breach, to our board of directors, depending on the severity of the incident.

In February 2024, the Financial Services Commission announced its plans to revise the Electronic Financial Supervision Regulations to strengthen the board of directors’ oversight of cybersecurity for financial service providers, including by mandating reports from the CISO to the board of directors about any decisions that can materially affect the stability or credibility of electronic financial transactions. In response to such measures, we plan to further strengthen our board of directors’ cybersecurity oversight, including by requiring reports relating to cybersecurity to be made to our board of directors during 2024.

Management

The day-to-day monitoring, assessment and management of material cybersecurity risks is conducted by our management. We and each of our subsidiaries that is subject to the Electronic Financial Transactions Act of Korea operate an Information Security Committee that is headed by the CISO. Such committees have the authority to make decisions on various matters that relate to information security and report such matters to their respective chief executive officer in accordance with relevant internal policies. The Information Security Committee of each company convenes ad hoc meetings whenever relevant issues arise, and provides annual reports to the chief executive officer on matters related to information security, including information on personnel, budget, organization, training and new initiatives relating to information technology. Such committee is also responsible for conducting annual vulnerability assessments on the electronic financial infrastructure of each company and biannual vulnerability assessments of their public-facing websites, and reporting to the chief executive officer about the results of such assessments and any remedial plans.

All of our CISOs, including those of our subsidiaries, meet the qualification requirements for such personnel as set forth in the Electronic Financial Transaction Act of Korea. Our CISOs generally have academic degrees in an information security-related field and work experiences in information security-related fields. For example, our CISO has a Bachelor of Science in computer science and a Master of Science in finance information security, as well as over seven years of IT or information security-related work experience.

Item 17.	FINANCIAL STATEMENTS

Not Applicable

Item 18.	FINANCIAL STATEMENTS

Reference is made to Item 19(a) for a list of all financial statements filed as part of this annual report.

Item 19.	EXHIBITS

(a)	List of financial statements:

Page
Audited consolidated financial statements of Woori Financial Group Inc. and subsidiaries prepared in accordance with IFRS as issued by the IASB
Report of Independent Registered Public Accounting Firm on Consolidated Financial Statements (as of December 31, 2023 and for the year then ended)	F-1
Report of Independent Registered Public Accounting Firm on Consolidated Financial Statements (as of December 31, 2022 and for each of the years ended December 31, 2021 and 2022)	F-3
Consolidated Statements of Financial Position as of December 31, 2022 and 2023	F-4
Consolidated Statements of Comprehensive Income for the Years Ended December 31, 2021, 2022 and 2023	F-5
Consolidated Statements of Changes in Equity for the Years Ended December 31, 2021, 2022 and 2023	F-7
Consolidated Statements of Cash Flows for the Years Ended December 31, 2021, 2022 and 2023	F-11
Notes to Consolidated Financial Statements	F-14

(b)	Exhibits

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

Number	Description

1.1*	Articles of Incorporation of Woori Financial Group (translation in English).

2.1**	Form of Stock Certificate of Woori Financial Group’s common stock, par value ￦5,000 per share (translation in English).

2.2***	Form of the Second Amended and Restated Deposit Agreement by and among Woori Financial Group, Citibank, N.A., as depositary, and all holders and beneficial owners from time to time of American depositary shares issued thereunder, including the form of American depositary receipt.

2.3****	Description of Woori Financial Group’s Capital Stock.

2.4*****	Description of Woori Financial Group’s American Depositary Shares.

8.1******	List of subsidiaries of Woori Financial Group.

11.1	Code of Ethics (translation in English).

12.1	Section 302 certifications.

13.1	Section 906 certifications.

97.1	Woori Financial Group Inc. Policy for the Recovery of Erroneously Awarded Compensation

101.INS	Inline XBRL Instance Document

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (Embedded within Inline XBRL Instance Document).

*	Incorporated by reference to exhibit 1.1 to the Annual Report on Form 20-F (File No. 001-31811), filed on April 21, 2023.
**	Incorporated by reference to exhibit 2.1 to the Annual Report on Form 20-F (File No. 001-31811), filed on April 30, 2019.
***	Incorporated by reference to exhibit (a)(1) to the Registration Statement on Form F-6 (File No. 333-229197), filed on January 11, 2019.
****	See Item 10.B. Memorandum and Articles of Association.
*****	Incorporated by reference to exhibit 2.4 to the Annual Report on Form 20-F (File No. 001-31811), filed on April 29, 2020.
******	See Note 1 of the notes to the consolidated financial statements of the registrant included in this Annual Report.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Woori Financial Group Inc. (Registrant)

/s/ Jong-Yong Yim
(Signature)

Jong-Yong Yim
Chief Executive Officer
(Name/Title)

Date: April 29, 2024

Report of Independent Registered Public Accounting Firm
The Board of Directors and Shareholders of
Woori Financial Group Inc.:
Opinions on the Consolidated Financial Statements and Internal Control Over Financial Reporting
We have audited the accompanying consolidated statement of financial position of Woori Financial Group Inc. and its subsidiaries (“the Group”) as of December 31, 2023, the related consolidated statements of comprehensive income, changes in equity, and cash flows for the year then ended, and the related notes (collectively, the consolidated financial statements). We also have audited the Group’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Group as of December 31, 2023, and the results of its operations and its cash flows for the year then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023 based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.
Basis for Opinions
The Group’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying “Management’s Annual Report on Internal Control Over Financial Reporting.” Our responsibility is to express an opinion on the Group’s consolidated financial statements and an opinion on the Group’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
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
Critical Audit Matter
The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.
Assessment of the allowance for credit losses for loans
As discussed in Note 10 to the consolidated financial statements, the Group has KRW 2,975,060 million of allowance for credit losses for loans at amortized cost as of December 31, 2023, which included amounts calculated on a collective basis. The Group measures expected credit loss (ECL) allowances on an individual basis for individually significant corporate loans which have had a significant increase in credit risk or have become credit-impaired. The allowance for credit loss for all other loans is measured on a collective basis using a methodology based on probability of default (PD) and loss given default (LGD). The Group adjusts the PDs used in the measurement of ECL on a collective basis to reflect forward-looking information. Judgment is required to select the macro-economic factors to be considered when making these adjustments. For corporate loans, the Group’s credit rating of the borrower is used in the determination of the PDs. The Group uses quantitative and qualitative factors to determine the credit rating of its corporate borrowers and the evaluation of the qualitative factors involves a high level of judgment.
We identified the assessment of the ECL calculated on a collective basis as a critical audit matter. A high degree of audit effort, including specialized skills and knowledge, and subjective and complex auditor judgment was involved to evaluate the Group’s judgments applied in the measurement of ECL on a collective basis, specifically the analysis of the qualitative factors used in determining the Group’s credit ratings for corporate loans and the selection of the macro-economic factors used to reflect forward-looking information in the PDs.
The following are the primary procedures we performed to address this critical audit matter:
- We evaluated the design and tested the operating effectiveness of certain internal controls over the process for measuring ECL calculated on a collective basis including internal controls related to: (i) the assessment of qualitative factors in the process of determining the Group’s credit rating of corporate loans; and (ii) the selection of the macro-economic factors used to incorporate forward-looking information in the ECL calculated on a collective basis.
- We involved credit risk professionals with specialized skills and knowledge, who assisted in evaluating the reasonableness of the macro-economic factors used to incorporate forward-looking information in the ECL calculated on a collective basis by: (i) applying statistical methods to analyze the historic correlation between the macro-economic factors selected by management and PD; and (ii) challenging management’s rational for its selection of macro-economic factors.
- For a sample of corporate loans with ECL measured on a collective basis we assessed the reasonableness of the credit rating assigned by the Group considering the qualitative information and the Group’s credit rating policy.
/s/ KPMG Samjong Accounting Corp.
We have served as the Group’s auditor since 2023.
Seoul, Korea
April 29, 2024

Report of Independent Registered Public Accounting Firm
To the shareholders and the Board of Directors of Woori Financial Group Inc.:
Opinion on the Financial Statements
We have audited the consolidated statements of financial position of Woori Financial Group Inc. and its subsidiaries (the “Company”) as of December 31, 2022, and the related consolidated statements of income and comprehensive income, of changes in shareholders’ equity and of cash flows for each of the two years in the period ended December 31, 2022, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2022 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.
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
/s/ Samil PricewaterhouseCoopers
Seoul, Korea
April 21, 2023
We served as the Company’s auditor from 2020 to 2023.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS OF DECEMBER 31, 2022 AND 2023

	Korean Won		U.S. Dollars
	December 31, 2022	December 31, 2023	December 31, 2023
	(in millions)		(in thousands)
ASSETS
Cash and cash equivalents (Note 6)	34,219,148	30,556,618	23,668,953
Financial assets at fair value through profit or loss (“FVTPL”) (Notes 4, 7, 11, 12, 18 and 26)	19,860,573	21,544,756	16,688,424
Financial assets at fair value through other comprehensive income (“FVTOCI”) (Notes 4, 8, 11, 12, and 18)	33,085,080	37,891,495	29,350,500
Securities at amortized cost (Notes 4, 9, 11, 12 and 18)	28,268,516	23,996,172	18,587,275
Loans and other financial assets at amortized cost (Notes 4, 10, 11, 12, 18 and 41)	355,760,729	373,148,148	289,038,070
Investments in joint ventures and associates (Note 13)	1,305,636	1,795,370	1,390,682
Investment properties (Notes 14 and 18)	387,707	472,768	366,203
Premises and equipment (Notes 15 and 18)	3,142,930	3,176,759	2,460,696
Intangible assets (Note 16)	849,114	996,842	772,147
Assets held for sale (Note 17)	13,772	20,345	15,759
Net defined benefit asset (Note 24)	319,280	240,260	186,104
Current tax assets (Note 38)	53,274	203,542	157,662
Deferred tax assets (Note 38)	109,299	93,366	72,321
Derivative assets (Designated for hedging) (Notes 4,11,12 and 26)	37,786	26,708	20,688
Other assets (Notes 19 and 41)	3,061,552	3,841,787	2,975,821

Total assets	480,474,396	498,004,936	385,751,305

LIABILITIES
Financial liabilities at fair value through profit or loss (“FVTPL”) (Notes 4, 11, 12, 20 and 26)	8,952,399	6,138,313	4,754,696
Deposits due to customers (Notes 4,11,21 and 41)	342,105,209	357,784,297	277,137,333
Borrowings (Notes 4, 6, 11, 12 and 22)	28,429,603	30,986,746	24,002,127
Debentures (Notes 4, 6, 11 and 22)	44,198,486	41,239,245	31,943,644
Provisions (Notes 23, 40 and 41)	545,865	806,031	624,346
Net defined benefit liability (Note 24)	35,202	6,939	5,375
Current tax liabilities (Note 38)	843,555	103,655	80,290
Deferred tax liabilities (Note 38)	31,799	470,311	364,300
Derivative liabilities (Designated for hedging) (Notes 4,11,12 and 26)	202,911	153,007	118,518
Other financial liabilities (Notes 4, 6, 11, 12, 25 and 41)	22,811,868	26,115,005	20,228,509
Other liabilities (Notes 6, 25 and 41)	690,157	803,897	622,694

Total liabilities	448,847,054	464,607,446	359,881,832

EQUITY
Owners’ equity (Note 28)	28,761,897	31,666,881	24,528,955
Capital stock	3,640,303	3,802,676	2,945,527
Hybrid securities	3,112,449	3,611,129	2,797,156
Capital surplus	682,385	935,563	724,681
Other equity	(2,423,392)	(1,668,957)	(1,292,763)
Retained earnings	23,750,152	24,986,470	19,354,354
Non-controlling interests	2,865,445	1,730,609	1,340,518

Total equity	31,627,342	33,397,490	25,869,473

Total liabilities and equity	480,474,396	498,004,936	385,751,305

The above consolidated financial statements should be read in conjunction with the accompanying notes.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

	Korean Won			U.S. Dollars
	2021	2022	2023	2023
	(in millions, except for per share data)			(in thousands, except per share data) (Note 2)
Interest income	9,894,749	14,654,549	20,641,554	15,988,810
Financial assets at FVTPL	45,803	106,698	192,094	148,795
Financial assets at FVTOCI	381,814	632,615	999,407	774,134
Financial assets at amortized cost	9,467,132	13,915,236	19,450,053	15,065,881
Interest expense	(2,909,028)	(5,957,970)	(11,899,014)	(9,216,897)

Net interest income (Notes 11, 30 and 41)	6,985,721	8,696,579	8,742,540	6,771,913
Fees and commissions income	2,171,705	2,499,700	2,565,814	1,987,462
Fees and commissions expense	(700,930)	(789,530)	(845,333)	(654,789)

Net fees and commissions income (Notes 11, 31 and 41)	1,470,775	1,710,170	1,720,481	1,332,673
Dividend income (Notes 11, 32 and 41)	309,211	159,982	240,293	186,129
Net gain on financial instruments at FVTPL (Notes 11, 33 and 41)	325,751	238,502	488,486	378,378
Net gain (loss) on financial assets at FVTOCI (Notes 11 and 34)	32,624	(21,498)	(37,641)	(29,156)
Net gain arising on financial assets at amortized cost (Note 11)	107,317	74,204	203,942	157,972
Impairment losses due to credit loss (Notes 35 and 41)	(536,838)	(885,272)	(1,894,916)	(1,467,789)
General and administrative expenses (Notes 36 and 41)	(4,147,411)	(4,529,890)	(4,443,433)	(3,441,854)
Other net operating expense (Notes 11, 26, 36 and 41)	(887,401)	(1,012,253)	(1,520,723)	(1,177,942)

Operating income	3,659,749	4,430,524	3,499,029	2,710,324
Share of gain of joint ventures and associates (Note 13)	62,196	69,996	109,831	85,074
Other non-operating income (expenses)	(34,900)	47,050	(91,407)	(70,803)

Non-operating income (expense) (Note 37)	27,296	117,046	18,424	14,271
Net income before income tax expense	3,687,045	4,547,570	3,517,453	2,724,595
Income tax expense (Note 38)	(924,766)	(1,178,496)	(890,559)	(689,821)
Net income	2,762,279	3,369,074	2,626,894	2,034,774

(Continued)

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME—(CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

	Korean Won			U.S. Dollars
	2021	2022	2023	2023
	(in millions, except for per share data)			(in thousands, except per share data) (Note 2)
Net gain (loss) on valuation of equity securities at FVTOCI	34,069	(30,146)	193,191	149,644
Changes in capital due to equity method	(2,607)	(4,527)	8,603	6,664
Remeasurement gain (loss) related to defined benefit plan	65,067	251,440	(79,460)	(61,550)

Items that will not be reclassified to profit or loss	96,529	216,767	122,334	94,758
Net gain (loss) on valuation of debt securities at FVTOCI	(184,396)	(463,725)	532,334	412,342
Changes in capital due to equity method	4,133	5,139	(5,638)	(4,367)
Net gain on foreign currency translation of foreign operations	246,808	32,536	45,080	34,918
Net loss on valuation of hedges of net investments in foreign operations	—	(20,701)	(14,049)	(10,882)
Net gain (loss) on valuation of cash flow hedge	7,107	(9,835)	(16,524)	(12,799)

Items that may be reclassified to profit or loss	73,652	(456,586)	541,203	419,212
Other comprehensive income (loss), net of tax	170,181	(239,819)	663,537	513,970
Total comprehensive income	2,932,460	3,129,255	3,290,431	2,548,744

Net income attributable to:
Net income attributable to owners	2,542,844	3,186,772	2,506,296	1,941,360
Net income attributable to non-controlling interests	219,435	182,302	120,598	93,414
Total comprehensive income attributable to:
Comprehensive income attributable to owners	2,700,672	2,954,145	3,164,464	2,451,171
Comprehensive income attributable to non-controlling interests	231,788	175,110	125,967	97,573
Earnings per share (Note 39)
Basic and diluted earnings per share (Unit: In Korean Won and U.S. Dollar)	3,419	4,251	3,230	2,502
The above consolidated financial statements should be read in conjunction with the accompanying notes.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

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
FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

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

(Continued)

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY—(CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

	Capital Stock	Hybrid securities	Capital surplus	Other equity	Retained earnings	Owners’ equity in total	Non-controlling interests	Total equity

	(Korean Won in millions)
January 1, 2023	3,640,303	3,112,449	682,385	(2,423,392)	23,750,152	28,761,897	2,865,445	31,627,342
Total comprehensive income
Net income	—	—	—	—	2,506,296	2,506,296	120,598	2,626,894
Net gain on valuation of financial instruments at FVTOCI	—	—	—	725,513	—	725,513	12	725,525
Net gain (loss) due to disposal of equity securities at FVTOCI	—	—	—	(86)	86	—	—	—
Changes in capital due to equity method	—	—	—	2,996	(50)	2,946	19	2,965
Gain on foreign currency translation of foreign operations	—	—	—	39,780	—	39,780	5,300	45,080
Loss on valuation of hedges of net investments in foreign operations	—	—	—	(14,049)	—	(14,049)	—	(14,049)
Loss on valuation of cash flow hedge	—	—	—	(16,524)	—	(16,524)	—	(16,524)
Remeasurement gain related to defined benefit plan	—	—	—	(79,498)	—	(79,498)	38	(79,460)
Transactions with owners and others
Comprehensive stock exchange	162,373	—	249,008	—	—	411,381	(414,015)	(2,634)
Dividends to common stocks	—	—	—	—	(978,376)	(978,376)	(11,647)	(990,023)
Changes in treasury stocks	—	—	1,128	(35,529)	(100,000)	(134,401)	—	(134,401)
Issuance of hybrid securities	—	498,680	—	—	—	498,680	299,327	798,007
Dividends to hybrid securities	—	—	—	—	(131,148)	(131,148)	(95,637)	(226,785)
Redemption of hybrid securities	—	—	—	(1,695)	—	(1,695)	(1,097,697)	(1,099,392)
Changes in subsidiaries’ capital	—	—	(1,869)	60,491	(60,490)	(1,868)	(1,927)	(3,795)
Changes in non-controlling interests related to business combinations	—	—	—	—	—	—	138,478	138,478
Others	—	—	4,911	73,036	—	77,947	(77,685)	262

December 31, 2023	3,802,676	3,611,129	935,563	(1,668,957)	24,986,470	31,666,881	1,730,609	33,397,490

(Continued)

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY—(CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

	Capital Stock	Hybrid securities	Capital surplus	Other equity	Retained earnings	Owners’ equity in total	Non-controlling interests	Total equity

	(U.S dollars in thousands) (Note 2)
January 1, 2023	2,819,754	2,410,882	528,571	(1,877,143)	18,396,710	22,278,774	2,219,555	24,498,329
Total comprehensive income
Net income	—	—	—	—	1,941,360	1,941,360	93,414	2,034,774
Net gain on valuation of financial instruments at FVTOCI	—	—	—	561,978	—	561,978	9	561,987
Net gain (loss) due to disposal of equity securities at FVTOCI	—	—	—	(67)	67	—	—	—
Changes in capital due to equity method	—	—	—	2,321	(39)	2,282	15	2,297
Gain on foreign currency translation of foreign operations	—	—	—	30,813	—	30,813	4,105	34,918
Loss on valuation of hedges of net investments in foreign operations	—	—	—	(10,882)	—	(10,882)	—	(10,882)
Loss on valuation of cash flow hedge	—	—	—	(12,799)	—	(12,799)	—	(12,799)
Remeasurement gain related to defined benefit plan	—	—	—	(61,579)	—	(61,579)	29	(61,550)
Transactions with owners and others
Comprehensive stock exchange	125,773	—	192,880	—	—	318,653	(320,693)	(2,040)
Dividends to common stocks	—	—	—	—	(757,844)	(757,844)	(9,022)	(766,866)
Changes in treasury stocks	—	—	874	(27,521)	(77,459)	(104,106)	—	(104,106)
Issuance of hybrid securities	—	386,274	—	—	—	386,274	231,857	618,131
Dividends to hybrid securities	—	—	—	—	(101,586)	(101,586)	(74,080)	(175,666)
Redemption of hybrid securities	—	—	—	(1,313)	—	(1,313)	(850,269)	(851,582)
Changes in subsidiaries’ capital	—	—	(1,448)	46,856	(46,855)	(1,447)	(1,493)	(2,940)
Changes in non-controlling interests related to business combinations	—	—	—	—	—	—	107,264	107,264
Others	—	—	3,804	56,573	—	60,377	(60,174)	204

December 31, 2023	2,945,527	2,797,156	724,681	(1,292,763)	19,354,354	24,528,955	1,340,517	25,869,473

The above consolidated financial statements should be read in conjunction with the accompanying notes.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

	Korean Won			U.S. Dollars
	2021	2022	2023	2023

		(in millions)		(in thousands) (Note 2)
Cash flows from operating activities:
Net income	2,762,279	3,369,074	2,626,894	2,034,774
Adjustments to net income:
Income tax expense	924,766	1,178,496	890,559	689,821
Interest income	(9,894,749)	(14,654,549)	(20,641,554)	(15,988,810)
Interest expense	2,909,028	5,957,970	11,899,014	9,216,897
Dividend income	(309,211)	(159,982)	(240,293)	(186,129)

	(6,370,166)	(7,678,065)	(8,092,274)	(6,268,221)

Additions of expenses not involving cash outflows:
Loss on financial instruments at FVTPL	16,869	815,706	—	—
Loss on financial assets at FVTOCI	15,812	23,836	46,335	35,891
Impairment loss due to credit loss	536,838	885,272	1,894,916	1,467,789
Loss on other provisions	85,690	37,493	99,444	77,029
Retirement benefit	177,303	165,063	113,435	87,866
Depreciation and amortization	791,896	929,311	993,176	769,308
Net loss on foreign currency translation	109,668	—	366,026	283,521
Loss on derivatives (designated for hedge)	93,084	250,268	35,583	27,562
Loss on fair value hedge	1,947	—	72,601	56,236
Loss on valuation of investments in joint ventures and associates	19,816	28,861	22,710	17,591
Loss on disposal of investments in joint ventures and associates	174	3,690	588	455
Loss on disposal of premises and equipment, intangible assets and other assets	3,354	3,177	1,873	1,451
Impairment loss on premises and equipment, intangible assets and other assets	656	260	129	100

	1,853,107	3,142,937	3,646,816	2,824,799

Deductions of income not involving cash inflows:
Gain on financial assets at FVTPL	—	—	(571,179)	(442,431)
Gain on financial assets at FVTOCI	(48,436)	(2,338)	(8,694)	(6,734)
Gain on other provisions	(1,591)	(55,327)	(19,781)	(15,322)
Net profit on foreign currency translation	—	(3,180)	—	—
Gain on derivatives (designated for hedge)	(61,271)	(71,179)	(114,875)	(88,981)
Gain on fair value hedge	(106,253)	(257,910)	(8,986)	(6,960)
Gain on valuation of investments in joint ventures and associates	(82,012)	(98,858)	(132,541)	(102,665)
Gain on disposal of investments in joint ventures and associates	(70,834)	(599)	(33,123)	(25,657)
Gain on disposal of premises and equipment, intangible assets and other assets	(51,083)	(55,852)	(5,267)	(4,080)
Reversal of impairment loss on premises and equipment, intangible assets and other assets	(166)	(310)	(230)	(178)
Other income	(35,717)	(15,879)	—	—

	(457,363)	(561,432)	(894,676)	(693,008)

(Continued)

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS—(CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

	Korean Won			U.S. Dollars
	2021	2022	2023	2023

		(in millions)		(in thousands) (Note 2)
Changes in operating assets and liabilities:
Financial instruments at FVTPL	42,498	(1,647,572)	(1,715,646)	(1,328,928)
Loans and other financial assets at amortized cost	(32,419,399)	(5,986,828)	(18,598,117)	(14,405,978)
Other assets	(983,680)	(1,314,877)	(1,264,071)	(979,141)
Deposits due to customers	23,830,469	23,536,088	15,176,465	11,755,589
Provisions	(12,278)	(24,041)	136,521	105,748
Net defined benefit liability	(109,778)	(133,421)	(172,759)	(133,818)
Other financial liabilities	9,518,506	(2,514,238)	2,225,382	1,723,766
Other liabilities	67,802	83,559	95,559	74,020

	(65,860)	11,998,670	(4,116,666)	(3,188,742)

Cash received (paid) from operating activities:
Interest income received	9,351,055	14,189,016	20,416,107	15,814,180
Interest expense paid	(3,016,841)	(4,965,594)	(10,626,911)	(8,231,534)
Dividends received	309,071	159,993	202,257	156,667
Income tax paid	(565,539)	(1,030,480)	(1,539,605)	(1,192,568)

	6,077,746	8,352,935	8,451,848	6,546,745

Net cash inflow from operating activities	3,799,743	18,624,119	1,621,942	1,256,347

Cash flows from investing activities:
Net cash out-flows from obtaining control	(1,638)	(378,394)	(209,643)	(162,388)
Net cash out-flows from losing control	—	—	(464)	(359)
Disposal of financial instruments at FVTPL	10,361,751	9,502,271	10,487,513	8,123,558
Acquisition of financial instruments at FVTPL	(11,840,524)	(10,274,187)	(12,167,823)	(9,425,115)
Disposal of financial assets at FVTOCI	21,645,907	21,717,266	20,648,897	15,994,498
Acquisition of financial assets at FVTOCI	(30,522,971)	(16,110,501)	(24,211,531)	(18,754,091)
Redemption of securities at amortized cost	6,425,062	5,872,961	8,727,124	6,759,972
Acquisition of securities at amortized cost	(6,435,692)	(16,873,194)	(4,244,256)	(3,287,572)
Cash outflows from changes in subsidiaries	—	(346,386)	(619,726)	(480,036)
Disposal of investments in joint ventures and associates	195,758	249,763	101,051	78,273
Acquisition of investments in joint ventures and associates	(400,172)	(143,345)	(310,239)	(240,309)
Disposal of investment properties	—	2,061	-	-
Acquisition of investment properties	—	—	(99,234)	(76,866)
Disposal of premises and equipment	2,890	44,839	19,001	14,718
Acquisition of premises and equipment	(119,255)	(172,876)	(164,696)	(127,572)
Disposal of intangible assets	846	978	2,513	1,947
Acquisition of intangible assets	(138,882)	(174,749)	(228,503)	(176,997)
Disposal of assets held for sale	93,756	52,417	7,156	5,543
Net decrease of other assets	66,305	62,386	8,719	6,754

Net cash outflow from investing activities	(10,666,859)	(6,968,690)	(2,254,141)	(1,746,042)

(Continued)

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS—(CONTINU
E
D)
FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

	Korean Won			U.S. Dollars
	2021	2022	2023	2023

		(in millions)		(in thousands) (Note 2)
Cash flows from financing activities:
Net cash in-flows from hedging activities	6,987	54,569	23,394	18,121
Net increase in borrowings	3,199,712	2,881,675	2,332,376	1,806,643
Issuance of debentures	32,674,966	23,402,694	31,101,841	24,091,279
Redemption of debentures	(25,781,305)	(23,887,568)	(34,329,491)	(26,591,395)
Redemption of lease liabilities	(177,593)	(187,531)	(160,673)	(124,456)
Net increase of other liabilities	3,489	513	118	91
Dividends paid	(368,357)	(654,996)	(978,376)	(757,844)
New stock issue cost	(140)	—	—	—
Issuance of hybrid securities	399,015	1,167,283	798,007	618,131
Redemption of hybrid securities	(587,650)	(643,000)	(1,100,000)	(852,053)
Dividends paid to hybrid securities	(211,173)	(205,751)	(226,785)	(175,666)
Net increase in non-controlling equity liabilities	10,685	1,847	6,620	5,128
Dividends paid to non-controlling interest	(9,391)	(9,949)	(11,647)	(9,022)
Changes in non-controlling interests	(81,410)	—	(180,514)	(139,825)
Paid-in capital increase on non-controlling interests	1,623	—	—	—
Acquisition of treasury stocks	(3,757)	—	(158,165)	(122,514)
Disposal of treasury stocks	—	—	23,118	17,907

Net cash inflow (outflow) from financing activities	9,075,701	1,919,786	(2,860,177)	(2,215,475)

Effects of exchange rate changes on cash and cash equivalents	1,061,251	30,860	(170,154)	(131,801)
Net increase (decrease) in cash and cash equivalents	3,269,836	13,606,075	(3,662,530)	(2,836,971)
Cash and cash equivalents, beginning of the period	17,343,237	20,613,073	34,219,148	26,505,924

Cash and cash equivalents, end of the period (Note 6)	20,613,073	34,219,148	30,556,618	23,668,953

The above consolidated financial statements should be read in conjunction with the accompanying notes.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2022 AND 2023
AND FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023
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
Sogong-ro,
Jung-gu,
Seoul, Korea, and the capital stock is 3,802,676 million Won. The Parent company’s stocks were listed on the Korea Exchange on February 13, 2019, and its American Depository Shares (“ADS”) are also being traded as the underlying common stock on the New York Stock Exchange since the same date.
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
As of December 30, 2019, the Parent company acquired a 67.2% interest (excluding treasury stocks, 51% interest including treasury stocks) in Woori Asset Trust Co., Ltd. (formerly Kukje Asset Trust Co., Ltd.) and added it as a consolidated subsidiary at the end of 2019. As of March 31, 2023, it acquired an additional 28.1% interests (excluding treasury stock, 21.3% in the case of including treasury stock).
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
As of January 7, 2022, the Parent company established Woori Financial F&I Co., Ltd., an investment company for non-performing
loans and restructuring companies (100% interest, 200 billion Won in stock payments) and included it as a subsidiary.
As of March 23, 2023, the Parent company acquired a 53.9% interest (excluding treasury stocks, 52.0% interest including treasury stocks) in Woori Venture Partners Co., Ltd. (formerly Daol Investment Co., Ltd.), and added it as a consolidated subsidiary. As of May 30, 2023, the Parent company additionally acquired treasury stock (3.5%) which Woori Venture Partners Co., Ltd. possessed.
As of August 8, 2023, the Parent company paid 22,541,465 new shares of the Parent company to the shareholders of Woori Investment Bank Co., Ltd. (excluding the Parent company) through comprehensive stock exchange and acquired residual interest (41.3%) of Woori Investment Bank Co., Ltd., to make it a wholly owned subsidiary. In addition, on the same day, the Parent company paid 9,933,246 new shares of the Parent company to the shareholders of Woori Venture Partners Co., Ltd. (excluding the Parent company) through comprehensive stock exchange and acquired residual interest (44.5%) of Woori Venture Partners Co., Ltd., to make it a wholly owned subsidiary.

(2)	Details of the Parent company and subsidiaries (hereinafter ‘Group’) as of December 31, 2022 and 2023 are as follows:

		Percentage of ownership (%)		Location	Financial statements date of use
Subsidiaries	Main business	December 31, 2022	December 31, 2023
Held by Woori Financial Group Inc.
Woori Bank	Bank	100.0	100.0	Korea	December 31
Woori Card Co., Ltd .	Finance	100.0	100.0	Korea	December 31
Woori Financial Capital Co., Ltd .	Finance	100.0	100.0	Korea	December 31
Woori Investment Bank Co., Ltd. (*1)	Other credit finance business	58.7	100.0	Korea	December 31
Woori Asset Trust Co., Ltd. (*1)	Real estate trust	67.2	95.3	Korea	December 31
Woori Savings Bank	Mutual saving bank	100.0	100.0	Korea	December 31
Woori Financial F&I Co., Ltd.	Finance	100.0	100.0	Korea	December 31
Woori Asset Management Corp.	Finance	73.0	73.0	Korea	December 31
Woori Venture Partners (*1)	Other financial services	—	100.0	Korea	December 31
Woori Global Asset Management Co., Ltd.	Finance	100.0	100.0	Korea	December 31
Woori Private Equity Asset Management Co., Ltd.	Finance	100.0	100.0	Korea	December 31
Woori Credit Information Co., Ltd.	Credit information	100.0	100.0	Korea	December 31
Woori Fund Service Co., Ltd.	Financial support service business	100.0	100.0	Korea	December 31
Woori FIS Co., Ltd.	System software development & maintenance	100.0	100.0	Korea	December 31
Woori Finance Research Institute Co., Ltd.	Other service business	100.0	100.0	Korea	December 31
Held by Woori Bank
Woori America Bank	Finance	100.0	100.0	America	December 31
Woori Global Markets Asia Limited	Finance	100.0	100.0	Hong Kong	December 31
Woori Bank China Limited	Finance	100.0	100.0	China	December 31
AO Woori Bank (*7)	Finance	100.0	100.0	Russia	December 31
PT Bank Woori Saudara Indonesia 1906 Tbk	Finance	84.2	84.2	Indonesia	December 31

		Percentage of ownership (%)		Location	Financial statements date of use
Subsidiaries	Main business	December 31, 2022	December 31, 2023
Banco Woori Bank do Brasil S.A.	Finance	100.0	100.0	Brazil	December 31
Korea BTL Infrastructure Fund	Finance	99.9	99.9	Korea	December 31
Woori Finance Myanmar Co., Ltd.	Finance	100.0	100.0	Myanmar	Dec ember 31
Wealth Development Bank	Finance	51.0	51.0	Philippines	December 31
Woori Bank Vietnam Limited	Finance	100.0	100.0	Vietnam	December 31
Woori Bank (Cambodia) PLC	Finance	100.0	100.0	Cambodia	December 31
Woori Bank Europe	Finance	100.0	100.0	Germany	December 31
Kumho Trust First Co., Ltd. (*2) (*5)	Asset securitization	0.0	—	Korea	—
Asiana Saigon Inc. (*2) (*5)	Asset securitization	0.0	—	Korea	—
KAMCO Value Recreation First Securitization Specialty Co., Ltd. (*2)	Asset securitization	15.0	15.0	Korea	December 31
Jeonju Iwon Ltd. (*2)	Asset securitization	0.0	0.0	Korea	December 31
Wonju I one Inc. (*2)	Asset securitization	0.0	0.0	Korea	December 31
Heitz Third Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	December 31
Woorihansoop 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	December 31
Woori International First Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	December 31
Wibihansoop 1st Co., Ltd. (*2) (*5)	Asset securitization	0.0	—	Korea	—
Woori QS 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	December 31
Woori Display 2nd Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	December 31
Woori Dream 2nd Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	December 31
Woori H 1st Co., Ltd. (*2) (*5)	Asset securitization	0.0	—	Korea	—
Woori K 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	December 31
Woori S 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	December 31
Woori Display 3rd Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	December 31
TY 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	December 31
Woori KC No.1 Co., Ltd. (*2)(*5)	Asset securitization	0.0	—	Korea	—
Quantum Jump the 2nd Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	December 31
ATLANTIC TRANSPORTATION 1 S.A. (*2) (*5)	Asset securitization	0.0	—	Marshall islands	—
Woori Gongdeok First Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	December 31
HD Project Co., Ltd. (*2) (*5)	Asset securitization	0.0	—	Korea	—
Woori HW 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	December 31
Woori HC 2nd Co., Ltd. (*2) (*5)	Asset securitization	0.0	—	Korea	—
Woori Dream 3rd Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	December 31
Woori SJS 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	December 31
Woori Steel 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	December 31
SPG the 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	December 31
Woori-HWC 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	December 31
Woori HC 3rd Co., Ltd. (*2) .	Asset securitization	0.0	0.0	Korea	December 31
Woori Park I 1st co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	December 31
Woori DS 1st co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	December 31
Woori HC 4th Co., Ltd. (*2) .	Asset securitization	0.0	0.0	Korea	December 31
Woori SKR 1st Co., Ltd. (*2) .	Asset securitization	0.0	0.0	Korea	December 31
Woori H chemical 1st Co.,Ltd. (*2)	Asset securitization	0.0	0.0	Korea	December 31
HE the 1st Co.,Ltd. (*2)	Asset securitization	0.0	0.0	Korea	December 31
Woori Hub The 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	December 31
Woori K The 3rd Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	December 31
Woori KF 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	December 31
WooriI TS 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	December 31
Woori H Square 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	December 31
Woori L Yongsan 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	December 31
Woori HC 5th Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	December 31
Woori Ladena 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	December 31
Woori HR 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	December 31
Woori Lotte Dongtan 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	December 31
Woori HC 6th Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	December 31
Woori ECO 1st Co., Ltd. (*2) (*5)	Asset securitization	0.0	—	Korea	—
Woori HO 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	December 31
Woori ESG 1st Co.,Ltd. (*2)	Asset securitization	0.0	0.0	Korea	December 31
Woori Osiria 1st Co.,Ltd. (*2)	Asset securitization	0.0	0.0	Korea	December 31
Woori Eco 2nd Co.,Ltd. (*2)	Asset securitization	0.0	0.0	Korea	December 31
Gangnam Landmark 2nd Co., Ltd (*2)	Asset securitization	0.0	0.0	Korea	December 31
Woori HP the 1st co.,Ltd. (*2)	Asset securitization	0.0	0.0	Korea	December 31

		Percentage of ownership (%)		Location	Financial statements date of use
Subsidiaries	Main business	December 31, 2022	December 31, 2023
Woori KF 2nd Co., Ltd. (*2)	Asset securitization	—	0.0	Korea	December 31
Woori ST 1st co.,Ltd. (*2)	Asset securitization	—	0.0	Korea	December 31
Woori High End 1st co., Ltd. (*2)	Asset securitization	—	0.0	Korea	December 31
Woori HD 1st co., Ltd. (*2)	Asset securitization	—	0.0	Korea	December 31
Woori HW 2nd co., Ltd. (*2)	Asset securitization	—	0.0	Korea	December 31
Woori Mirae 1st co., Ltd. (*2)	Asset securitization	—	0.0	Korea	December 31
Heungkuk Global Private Placement Investment Trust No. 1 (*3)	Securities investment and others	98.8	98.8	Korea	December 31
AI Partners UK Water Supply Private Placement Investment Trust No.2 (*3)	Securities investment and others	97.3	97.3	England	December 31
Multi Asset Global Real Estate Investment Trust No. 5-2 (*3)	Securities investment and others	99.0	99.0	Korea	December 31
IGIS Australia Investment Trust No. 209-1 (*3)	Securities investment and others	99.4	99.4	Korea	December 31
INMARK Spain Private Placement Real Estate Investment Trust No. 26-2 (*3) (*5)	Securities investment and others	97.7	97.7	Korea	—
IGIS Global Private Placement Real Estate Fund No. 316-1 (*3) (*5)	Securities investment and others	99.3	99.3	Korea	—
Woori G Global Secondary Private Placement Investment Trust No. 1 (*3)	Securities investment and others	98.3	98.6	Korea	December 31
JB Airline Private Placement Investment Trust No.8 (*3)	Securities investment and others	97.0	97.0	Korea	December 31
Kiwoom Harmony Private Placement Investment Trust No. 2 (*3)	Securities investment and others	97.1	97.2	Korea	December 31
Kiwoom Harmony Private Placement Investment Trust No. 1 (*3)	Securities investment and others	97.2	97.4	Korea	December 31
Kiwoom Frontier Private Investment Trust No. 23[Bond] (*3)(*5)	Securities investment and others	99.8	—	Korea	—
Kiwoom Harmony Private Placement Investment Trust No. 4 (*3)	Securities investment and others	—	96.2	Korea	December 31
Principal Guaranteed Trust (*4)	Trust	0.0	0.0	Korea	December 31
Principal and Interest Guaranteed Trust (*4)	Trust	0.0	0.0	Korea	December 31
Held by Multi Asset Global Real Estate Investment Trust No. 5-2
MAGI No.5 LuxCo S.a.r.l.	Asset securitization	54.6	54.6	Luxembourg	December 31
Held by MAGI No.5 LuxCo S.a.r.l.
ADP 16 Brussels	Asset securitization	100.0	100.0	Belgium	December 31
Held by Woori Card Co., Ltd.
TUTU Finance –WCI Myanmar Co., Ltd.	Finance	100.0	100.0	Myanmar	December 31
PT Woori Finance Indonesia Tbk.	Finance	82.0	84.5	Indonesia	December 31
Woori Card 2019-1 Asset Securitization Specialty Co., Ltd. (*2)(*5)	Asset securitization	0.5	—	Korea	—
Woori Card 2020-1 Asset Securitization Specialty Co., Ltd. (*2)	Asset securitization	0.5	0.5	Korea	December 31
Woori Card 2021-1 Asset Securitization Specialty Co., Ltd. (*2)	Asset securitization	0.5	0.5	Korea	December 31
Woori Card 2022-1 Asset Securitization Specialty Co., Ltd. (*2)	Asset securitization	0.5	0.5	Korea	December 31
Woori Card 2022-2 Asset Securitization Specialty Co., Ltd. (*2)	Asset securitization	0.5	0.5	Korea	December 31
Woori Card 2023-1 Asset Securitization Specialty Co., Ltd. (*2)	Asset securitization	0.5	0.5	Korea	December 31
Woori Card 2023-2 Asset Securitization Specialty Co., Ltd. (*2)	Asset securitization	—	0.5	Korea	December 31
Held by Woori Financial Capital Co., Ltd.
Specified Money Market Trust	Trust	100.0	100.0	Korea	December 31
Held by Woori Investment Bank Co., Ltd.
Seari Second Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	December 31
Namjong 1st Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	December 31

		Percentage of ownership (%)		Location	Financial statements date of use
Subsidiaries	Main business	December 31, 2022	December 31, 2023
Bukgeum First Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	December 31
Bukgeum Second Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	December 31
WS1909 Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	December 31
WS2003 Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	December 31
WS2006 Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	December 31
WJ2008 Securitization Specialty Co., Ltd. (*2) (*5)	Asset securitization	5.0	—	Korea	—
WH2103 Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	December 31
WN2103 Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	December 31
WH2106 Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	December 31
Held by Woori Asset Management Corp.
Woori China Convertible Bond Hedging feeder Investment Trust H (debt-oriented hybrid) (*3)	Securities investment and others	88.0	84.7	Korea	December 31
Woori Together TDF 2025 (*3)	Securities investment and others	—	30.1	Korea	December 31
Woori Together TDF 2035 (*3)	Securities investment and others	57.1	48.0	Korea	December 31
Woori Together TDF 2040 (*3)	Securities investment and others	58.3	49.2	Korea	December 31
Woori Together TDF 2045 (*3)	Securities investment and others	69.3	61.0	Korea	December 3 1
Woori Together TDF 2050 (*3)	Securities investment and others	66.3	48.9	Korea	December 31
Woori Franklin Technology Master Fund (USD) (*3)(*8)	Securities investment and others	91.1	67.3	Korea	December 3 1
Woori Franklin Technology Feeder Fund (H) (*3)	Securities investment and others	71.8	31.4	Korea	December 31
Woori Together OCIO Target Return Master fund (*3)(*5)(*8)	Securities investment and others	100.0	—	Korea	—
Woori Together OCIO Target Return Feeder fund (*3) (*5)	Securities investment and others	81.2	—	Korea	—
Woori High Graded Bond Target Return Fund 1 (*3)	Securities investment and others	77.0	87.4	Korea	December 31
Woori Multi Return Private Equity 2 (*3) (*5)	Securities investment and others	30.9	—	Korea	—
Held by Woori Financial F&I Co., Ltd.
WI2203 Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	December 31
WM2203 Asset Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	December 31
WNI2206 Asset Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	December 31
WI2209 Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	December 31
WN2212 Asset Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	December 31
WK2212 Asset Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	December 31
WH2306 Securitization Specialty Co., Ltd. (*2)	Asset securitization	—	5.0	Korea	December 31
WN2306 Securitization Specialty Co., Ltd. (*2)	Asset securitization	—	5.0	Korea	December 31
WNKN2309 Securitization Specialty Co., Ltd. (*2)	Asset securitization	—	5.0	Korea	December 31
WB2309 Securitization Specialty Co., Ltd. (*2)	Asset securitization	—	5.0	Korea	December 31

		Percentage of ownership (%)		Location	Financial statements date of use
Subsidiaries	Main business	December 31, 2022	December 31, 2023
WI2311 Securitization Specialty Co., Ltd. (*2)	Asset securitization	—	5.0	Korea	December 31
WSB2312 Securitization Specialty Co., Ltd. (*2)	Asset securitization	—	5.0	Korea	December 31
WK2312 Asset Securitization Specialty Co., Ltd. (*2)	Asset securitization	—	5.0	Korea	December 31
WBS2312 Securitization Specialty Co., Ltd. (*2)	Asset securitization	—	5.0	Korea	December 31
VOGO DL General Private Equity Investment Trust 1 (*3)	Securities investment and others	—	99.0	Korea	December 31
Held by Woori Venture Partners Co.,Ltd. (*1)
Woori Venture Partners US	Other financial services	—	100.0	America	December 31
Held by Woori Global Asset Management Co., Ltd.
Woori G Global Multi Asset Income Private Placement Investment Trust_Class Cs (*3)	Securities investment and others	37.9	37.7	Korea	December 31
Woori G Happy Retirement Lifetime Income TIF Mixed Asset Investment Trust[FoF] C(Y) (*3)(*5)	Securities investment and others	99.3	—	Korea	—
Held by Woori Bank, Woori Financial Capital Co., Ltd., and Woori Private Equity Asset Management Co., Ltd. ( *6)
Green ESG Growth No.1 Private Equity Fund (*3)	Securities investment and others	—	30.3	Korea	December 31
Woori New Growth Credit Fund 1 (*3)	Securities investment and others	—	100.0	Korea	December 31
Woori PE Secondary Fund 1 (*3)	Securities investment and others	—	100.0	Korea	December 31
Held by Woori Financial Capital Co., Ltd., Woori Private Equity Asset Management Co., Ltd. and Woori Investment Bank Co., Ltd. (*6)
Japanese Hotel Real Estate Private Equity Fund 1 (*3)	Securities investment and others	100.0	100.0	Korea	December 31
Held by Woori Bank, Woori Financial Capital Co., Ltd., Woori Investment Bank Co., Ltd., Woori Savings Bank and Woori Private Equity Asset Management Co., Ltd. (*6)
Woori Innovative Growth Professional Investment Type Private Investment Trust No.1 (*3)	Securities investment and others	90.0	90.0	Korea	December 31
Held by Woori Bank, Woori Financial Capital Co., Ltd., Woori Investment Bank Co., Ltd. and Woori Private Equity Asset Management Co., Ltd. (*6)
Woori Innovative Growth Professional Investment Type Private Investment Trust No.2 (*3)	Securities investment and others	85.0	85.0	Korea	December 31
Woori Innovative Growth New Deal Private Investment Trust No.3 (*3)	Securities investment and others	94.3	94.3	Korea	December 31
Held by Woori Bank, Woori Financial Capital Co., Ltd., and Woori Investment Bank Co., Ltd. (*6)
Woori G GP Commitment Loan General Type Private Investment Trust No.1 (*3)	Securities investment and others	100.0	100.0	Korea	December 31
Woori G Equity Bridge Loan General Type Private Investment Trust No.1 (*3)	Securities investment and others	80.0	80.0	Korea	December 31
Woori G GP Commitment Loan General Type Private Investment Trust No.2 (*3)	Securities investment and others	100.0	100.0	Korea	December 31
Woori G GP Commitment Loan General Type Private Investment Trust No.3 (*3)	Securities investment and others	—	100.0	Korea	December 31

		Percentage of ownership (%)		Location	Financial statements date of use
Subsidiaries	Main business	December 31, 2022	December 31, 2023
Held by Woori Bank, Woori Financial Capital Co., Ltd., and Woori Global Asset Management Co., Ltd. (*6)
Woori G New Deal(Infrastructure) Policy Fund No.1 (*3)	Securities investment and others	70.0	70.0	Korea	December 31
Held by Woori bank and Woori Investment Bank Co., Ltd. (*6)
Woori Global Development Infrastructure Synergy Company Private Placement Investment Trust No.1 (*3)	Securities investment and others	100.0	100.0	Korea	December 31
Woori G NorthAmerica Infra Private Placement Investment Trust No. 1 (*3)	Securities investment and others	100.0	100.0	Korea	December 31
Woori G Infrastructure New Deal Specialized Investment Private Equity Investment Trust No. 1 (*3)	Securities investment and others	100.0	100.0	Korea	December 31
Woori G General Type Private Real Estate Investment Trust No.2 (*3)	Securities investment and others	30.1	30.1	Korea	December 31
Woori G ESG Infrastructure Development General Type Private Investment Trust No.1 (*3)	Securities investment and others	100.0	100.0	Korea	December 31
Held by Woori ban k (*6)
Woori G WooriBank Partners General Type Private Investment Trust No.1 (*3)	Securities investment and others	92.6	92.6	Korea	December 31
Woori G General Type Private Real Estate Investment Trust No.1 (*3)	Securities investment and others	80.0	84.3	Korea	December 31
Woori G Global Mid-market Secondary General Type Private Investment Trust No.1 (*3)	Securities investment and others	80.0	80.0	Korea	December 31
Woori G Woori Bank Partners Professional Type Private Investment Trust No. 2 (*3)	Securities investment and others	90.9	90.9	Korea	December 31
Woori G General Type Private Real Estate Investment Trust No.5 (*3)	Securities investment and others	86.8	87.0	Korea	December 31
Woori G Senior Loan General Type Private Investment Trust No.2 (*3)	Securities investment and others	50.0	50.0	Korea	December 31
Woori G Government Bond MMF C/I (*3) (*5)	Securities investment and others	46.0	—	Korea	—
Woori G Japan General Type Private Real Estate Feeder Investment Trust No.1-2 (*3)	Securities investment and others	98.8	98.8	Korea	December 31
Woori G Japan Blind General Type Private Real Estate Feeder Investment Trust No.1 (*3)	Securities investment and others	99.9	99.9	Korea	December 31
Woori Short Term Government and Special Bank Bond Active ETF (*3)(*5)	Securities investment and others	—	—	Korea	—
WooriG Clean Energy General Type Private Investment Trust No.2 (*3)	Securities investment and others	—	30.8	Korea	December 31
WooriG Innovation Growth(Infrastructure) General Type Private Investment Trust No.2 (*3)	Securities investment and others	—	46.4	Korea	December 31
Woori Together Institutional USD MMF No.1 C-F (*3)	Securities investment and others	—	63.4	Korea	December 31
Woori G ESG Infrastructure Development General Type Private Investment Trust No.2 (*3)	Securities investment and others	—	50.0	Korea	December 31
Woori Dongbu Underground Expressway General type Private Special Asset Investment Trust (*3)	Securities investment and others	—	40.0	Korea	December 31
Held by Woori Bank and Woori Financial Capital Co., Ltd. (*6)
Woori G Renewable New Deal Fund No.1 (*3)	Securities investment and others	60.0	60.0	Korea	December 31
Woori G Equity Investment General Type Private Investment Trust No.1 (*3)	Securities investment and others	100.0	100.0	Korea	December 31

		Percentage of ownership (%)		Location	Financial statements date of use
Subsidiaries	Main business	December 31, 2022	December 31, 2023
Woori Busan Logistics Infra Private Placement Special Asset Investment Trust (*3)	Securities investment and others	100.0	100.0	Korea	December 31
Held by Woori Financial Capital Co., Ltd. (*6)
Woori G Japan Private Placement Real Estate Feeder Investment Trust No.1-1 (*3)	Securities investment and others	63.2	63.2	Korea	December 31
Held by Woori Bank, Woori Global Asset Management Co., Ltd. (*6)
Woori G General Type Private Real Estate Investment Trust No.6 (*3)	Securities investment and others	—	85.8	Korea	December 31
Held by Woori Bank, Woori Card Co., Woori Financial Capital Co., Ltd. and Woori Investment Bank Co., Ltd. (*6)
Woori FG Digital Investment Fund 1st (*3)	Securities investment and others	100.0	100.0	Korea	December 31
Held by Woori G Japan Private Placement Real Estate Feeder Investment Trust No.1-1 and Woori G Japan Investment Trust No. 1-2 (*6)
Woori G Japan Private Placement Real Estate Master Investment Trust No.1 (*3)(*8)	Securities investment and others	100.0	100.0	Korea	December 31
Held by Woori Financial Capital Co., Ltd. and Woori Investment Bank Co., Ltd. (*6)
Woori G Japan Private Placement Real Estate Master Investment Trust No.2-1 (*3)	Securities investment and others	100.0	100.0	Korea	December 31
Held by Woori Bank and Woori Private Equity Asset Management Co., Ltd. (*6)
Woori Corporate Turnaround No.1 Private Equity Fund (*3)	Securities investment and others	—	36.4	Korea	December 31
Held by Woori G Japan Blind General Type Private Real Estate Feeder Investment Trust No.1 and Woori G Japan General Type Private Real Estate Feeder Investment Trust No.2-1 (*6)
Woori G Japan Private Placement Real Estate Master Investment Trust No.2 (*3)(*8)	Securities investment and others	100.0	100.0	Korea	December 31
Held by Woori G Japan Private Placement Real Estate Master Investment Trust No.1
GK OK Chatan (*3)	Other financial services	99.9	99.9	Japan	October 31	(*9)
Held by Woori G Japan Blind General Type Private Real Estate Feeder Investment Trust No.1 (*6)
Woori G Private Placement Investment Trust No. 3 (*3)(*8)	Securities investment and others	76.5	76.5	Korea	December 31
Held by Woori G Private Placement Investment Trust No. 3
GK Woorido (*3)	Other financial services	100.0	100.0	Japan	September 30	(*9)
Held by Woori G Infrastructure New Deal General Type Private Investment Trust (*6)
Woori Seoul- Chuncheon Highway Private Placement Special Asset Investment Trust No.1 (*3)	Securities investment and others	48.0	48.0	Korea	December 31

(*1)
Comprehensive stock exchange in Woori Investment Bank Co., Ltd., additional investment in Woori Asset Trust Corp. and new acquisition of Woori Venture Partners occurred during the year ended December 31, 2023.

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

(*5)	Co m p a n i e s are exclu d e d fro m th e consolidatio n a s o f Decemb e r 3 1 , 202 3 .
(*6)
Determined that the Group controls the investees, considering the Group 1) has the power over the investee, 2) is exposed to or has rights to variable returns from its involvement with the investee, and 3) has the ability to use its power to affect its returns, by two or more subsidiaries’ investment or operation.

(*7)
The Russia—Ukraine conflict has been escalated in February 2022, and international sanctions were imposed on Russia. Due to the sanctions, the Group may experience situations such as a decrease in value of financial assets or operating assets owned by the Group regarding the conflict, an increase in receivable payment terms, limitation to transfer funds, decrease in the profit. As of December 31, 2023, the Group expects such conflict and sanctions would have financial impacts on the business of AO Woori Bank, one of the subsidiaries, in the future. However, the Group cannot reasonably predict the financial impacts.

(*8)	A s a maste r - feeder fund, it is the percentage of the feeder fund’s ownership in the master fund.
(*9)	As the financial statements for the end of the reporting period were not available, the most recent financial statements available from the date of settlement were used.

(3)	The Group has not consolidated the following entities as of December 31, 2022 and 2023 despite having more than 50% ownership interest:

	As of December 31, 2022
Subsidiaries	Location	Main Business	Percentage of ownership (%)
Mirae Asset Maps Clean Water Private Equity Investment Trust 7th (*1)	Korea	Securities Investment	57.6
Kiwoom Yonsei Private Equity Investment Trust (*1)	Korea	Securities Investment	88.9
IGIS Europe Private Placement Real Estate Fund No. 163-2 (*2)	Korea	Securities Investment	97.8
IGIS Global Private Placement Real Estate Fund No. 148-1 (*1)	Korea	Securities Investment	75.0
IGIS Global Private Placement Real Estate Fund No. 148-2 (*1)	Korea	Securities Investment	75.0
Mirae Asset Seoul Ring Expressway Private Special Asset Fund No. 1 (*1)	Korea	Securities Investment	66.7
Hangkang Sewage Treatment Plant Fund (*1)	Korea	Securities Investment	55.6
Korea Investment Pocheon Hwado Expressway Professional Investment Fund (*1)	Korea	Securities Investment	55.2
Midas Global Private Placement Real Estate Investment Trust No. 7-2 (*1)	Korea	Securities Investment	58.3
Together-Korea Government Private Pool Private Securities Investment Trust No.3 (*3)	Korea	Securities Investment	100.0
INMARK France Private Placement Investment Trust No. 18-1 (*1)	Korea	Securities Investment	93.8
Kiwoom Vibrato Private Placement Investment Trust 1-W(EUR) (*2)	Korea	Securities Investment	99.5
KOTAM Global Infra Private Fund 1-4 (*2)	Korea	Securities Investment	99.7
UBSHana Class 1 Special Asset Investment Trust 3 Class C 2 (*1)	Korea	Securities Investment	51.0
Consus GyeongJu Green Specialized Private Special Asset Investment Trust 1 (*1)	Korea	Securities Investment	50.0
Kiwoom Harmony Private Placement Investment Trust No. 3 (*1)	Korea	Securities Investment	77.4
Consus Solar Energy Private Placement Investment Truns No.1 (*1)	Korea	Securities Investment	50.0
IGIS ESG General Private Investment Trust No.1 (*1)	Korea	Securities Investment	60.0
Kiwoom Aurora Geneal Type Private Placement Investment Trust No. 2 (*1)	Korea	Securities Investment	60.0
NH-Amundi WSCP VIII Private Fund 2 (*1)	Korea	Securities Investment	65.2
AI Partners Global Infrastructure Specialized Privately Placed Feeder Fund Trust No. 2 (*2)	Korea	Securities Investment	100.0
Hangang new deal infra BTL fund 4 (HNBF4) (*1)	Korea	Securities Investment	60.0
Rifa Qualified Investors Private Real Estate Investment Trust No.40 (*2)	Korea	Securities Investment	55.0

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

	As of December 31, 2023
Subsidiaries	Location	Main Business	Percentage of ownership (%)
Mirae Asset Maps Clean Water Private Equity Investment Trust 7th (*1)	Korea	Securities Investment	59.7
Kiwoom Yonsei Private Equity Investment Trust (*1)	Korea	Securities Investment	88.9
IGIS Europe Private Placement Real Estate Fund No. 163-2 (*2)	Korea	Securities Investment	97.9
IGIS Global Private Placement Real Estate Fund No. 148-1 (*1)	Korea	Securities Investment	75.0
IGIS Global Private Placement Real Estate Fund No. 148-2 (*1)	Korea	Securities Investment	75.0
Mirae Asset Seoul Ring Expressway Private Special Asset Fund No. 1 (*1)	Korea	Securities Investment	66.7
Hangkang Sewage Treatment Plant Fund (*1)	Korea	Securities Investment	55.6
Korea Investment Pocheon Hwado Expressway Professional Investment Fund (*1)	Korea	Securities Investment	55.1
Midas Global Private Placement Real Estate Investment Trust No. 7-2 (*1)	Korea	Securities Investment	58.3
Together-Korea Government Private Pool Private Securities Investment Trust No.3 (*3)	Korea	Securities Investment	100.0
INMARK France Private Placement Investment Trust No. 18-1 (*1)	Korea	Securities Investment	93.8
Kiwoom Vibrato Private Placement Investment Trust 1-W(EUR) (*2)	Korea	Securities Investment	99.5
KOTAM Global Infra Private Fund 1-4 (*2)	Korea	Securities Investment	99.7
UBSHana Class 1 Special Asset Investment Trust 3 Class C 2 (*1)	Korea	Securities Investment	51.0
Consus GyeongJu Green Specialized Private Special Asset Investment Trust 1 (*1)	Korea	Securities Investment	50.0
Kiwoom Harmony Private Placement Investment Trust No. 3 (*1)	Korea	Securities Investment	77.3
Consus Solar Energy Private Placement Investment Truns No.1 (*1)	Korea	Securities Investment	50.0
IGIS ESG General Private Investment Trust No.1 (*1)	Korea	Securities Investment	60.0
Kiwoom Aurora Geneal Type Private Placement Investment Trust No. 2 (*1)	Korea	Securities Investment	60.0
NH-Amundi WSCP VIII Private Fund 2 (*1)	Korea	Securities Investment	65.2
AI Partners Global Infrastructure Specialized Privately Placed Feeder Fund Trust No. 2 (*2)	Korea	Securities Investment	100.0
Hangang new deal infra BTL fund 4 (HNBF4) (*1)	Korea	Securities Investment	60.0
IGIS Global Private Placement Real Estate Fund No. 316-1 (*2)	Korea	Securities Investment	99.3
INMARK Spain Private Placement Real Estate Investment Trust No. 26-2 (*2)	Korea	Securities Investment	97.7
Woori Asset Global Partnership Fund No.5 (*4)	Korea	Securities Investment	57.7
Kiwoom Harmony Private Placement Investment Trust No. 6 (*1)	Korea	Securities Investment	76.9
Rifa Qualified Investors Private Real Estate Investment Trust No.40 (*2)	Korea	Securities Investment	55.0

(*1)
The Group does not have power over the discretionary fund because the fund manager has the sole authority to decide the relevant activities of the investee. The fund manager’s delegated power is exercised not only for the Group, but also for other investors as well. The Group does not have the power over the fund’s activities even though it holds more than 50% of ownership interest.

(*2)
The investment target for the fund was determined in advance, and the disposition of investment assets cannot be determined by the Group, and as a fund of funds, the Group does not have the power to participate in decision-making regarding investment assets in parent funds. The Group does not have the power over the fund’s activities even though it holds more than 50% of ownership interest.

(*3)
The Group does not have power over the stock market stabilization fund as the fund’s relevant activities are determined by the management committee, over which the Group does not have substantial control. The Group does not have the power over the fund’s activities even though it holds more than 50% of ownership interest.

(*4)
In this fund, one of the parties holds substantive removal rights and can remove the collective investment business operator without any cause. Consequently, the Group have no controls as it exercises decision-making rights as agent.

(4)
The summarized financial information of the major subsidiaries are as follows. The financial information of each subsidiary was prepared on the basis of consolidated financial statements. (Unit: Korean Won in millions):

	As of and for the year ended December 31, 2022
Subsidiaries	Assets	Liabilities	Operating revenue	Net income (loss) attributable to owners	Comprehensive income (loss) attributable to owners
Woori Bank	443,340,979	417,583,793	38,656,623	2,937,257	2,696,965
Woori Card Co., Ltd.	16,118,967	13,692,456	1,845,296	204,385	199,397
Woori Financial Capital Co., Ltd.	12,581,473	11,040,754	1,323,574	183,328	189,765
Woori Investment Bank Co., Ltd.	5,657,191	4,982,410	406,157	91,794	92,379
Woori Asset Trust Co., Ltd.	322,098	94,573	137,114	60,319	60,316
Woori Savings Bank	1,786,495	1,556,679	110,868	10,607	10,998
Woori Asset Management Corp.	185,389	62,568	35,019	1,259	1,314
Woori Financial F&I Co., Ltd.	336,141	135,562	8,086	867	867
Woori Credit Information Co., Ltd.	42,832	9,240	38,549	1,784	2,083
Woori Fund Service Co., Ltd.	25,094	2,691	16,337	3,917	3,917
Woori Private Equity Asset Management Co., Ltd	94,434	4,672	7,830	1,902	1,872
Woori Global Asset Management Co., Ltd.	34,988	7,090	13,711	211	211
Woori FIS Co., Ltd.	112,117	54,645	296,235	1,069	11,559
Woori Finance Research Institute Co., Ltd.	6,456	2,604	7,006	46	245

	As of and for the year ended December 31, 2023
Subsidiaries	Assets	Liabilities	Operating revenue	Net income (loss) attributable to owners	Comprehensive income (loss) attributable to owners
Woori Bank	458,017,067	431,313,615	37,719,811	2,505,587	3,203,099
Woori Card Co., Ltd.	17,491,193	14,830,408	2,099,755	110,998	85,647
Woori Financial Capital Co., Ltd.	12,417,338	10,796,683	1,538,360	127,836	125,562
Woori Investment Bank Co., Ltd.	6,375,625	5,273,890	429,764	(53,374)	(50,735)
Woori Asset Trust Co., Ltd.	337,976	79,747	129,982	32,297	31,849
Woori Savings Bank	1,938,948	1,759,489	133,872	(49,139)	(48,974)
Woori Financial F&I Co., Ltd.	877,702	673,265	31,290	3,866	3,858
Woori Asset Management Corp.	161,868	32,780	41,311	6,408	6,267
Woori Venture Partners Co., Ltd. (*)	328,782	30,190	14,676	3,929	5,484
Woori Global Asset Management Co., Ltd.	37,512	13,526	13,857	(3,913)	(3,913)
Woori Private Equity Asset Management Co., Ltd	96,006	4,418	10,216	1,960	1,826
Woori Credit Information Co., Ltd.	45,662	7,981	43,774	5,014	4,626
Woori Fund Service Co., Ltd.	27,526	2,758	17,059	3,539	3,539
Woori FIS Co., Ltd.	80,563	32,304	339,163	(7,511)	(9,214)
Woori Finance Research Institute Co., Ltd.	6,444	2,603	7,792	72	(11)

(*)	Additional investment occurred and added it as a consolidated subsidiary during the year ended December 31, 2023.

(5)	The financial support that the Group provides to consolidated structured entities is as follows:

•	Structured entity for asset securitization
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

As of December 31, 2022 and 2023, the Group provides 231,309 million Won and 2,445,644 million Won of credit facilities, respectively, for the structured entities mentioned above. As of December 31, 2022 and 2023, the purchase commitment amounts to 2,545,164 million Won and 2,848,921 million Won, respectively.

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
Unconsolidated structured entities classified as ‘investment funds’ include investment trusts and private equity funds. An investment trust orders the investment and operation of funds to the trust manager in accordance with trust contract with profits distributed to the investors. Private equity funds finances money required to acquire equity securities to enable direction of management and/or improvement of ownership structure, with profit distributed to the investors. The Group recognizes pro rata amount of dividend income as an investor in the same way as ‘structured finance’, and may be exposed to losses due to reduction in investment value. Investments in MMF(Money Market Funds) as of December 31, 2022 and 2023 are 875,470 million Won and 1,451,874 million Won, respectively, and there is no additional commitments for MMF.
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

	(unit : Korean Won in millions)
	December 31, 2022
	Asset securitization	Structured Finance	Investment Fund	Real-estate trust
Total asset of the unconsolidated structured entities	14,856,750	82,724,618	132,264,383	1,316,930
Assets recognized in the consolidated financial statements related to the unconsolidated structured entities	8,051,144	5,537,836	4,964,712	40,073
Financial assets at FVTPL	258,552	6,642	4,397,416	10,480
Financial assets at FVTOCI	3,213,331	45,735	—	—
Financial assets at amortized cost	4,579,261	5,485,336	31,124	29,593
Investments in joint ventures and associates	—	—	535,427	—
Derivative assets	—	123	745	—
Liabilities recognized in the consolidated financial statements related to the unconsolidated structured entities	824	6,606	2,091	5,760
Derivative liabilities	729	4,975	2,091	—
Other liabilities (provisions)	95	1,631	—	5,760
The maximum exposure to risks	8,153,111	6,086,831	9,322,308	92,856
Investment assets	8,051,144	5,537,836	4,964,712	40,073
Purchase commitment	—	—	4,352,518	—
Credit offerings and others	101,967	548,995	5,078	52,783
Loss recognized on unconsolidated structured entities	—	17,388	113,976	1,040

	(unit : Korean Won in millions)
	December 31, 2023
	Asset securitization	Structured Finance	Investment Fund	Real-estate trust
Total asset of the unconsolidated structured entities	14,595,681	99,568,859	189,034,319	1,604,210
Assets recognized in the consolidated financial statements related to the unconsolidated structured entities	9,256,063	5,414,037	6,884,658	93,222
Financial assets at FVTPL	205,449	118,026	6,000,877	8,297
Financial assets at FVTOCI	2,802,592	43,696	—	—
Financial assets at amortized cost	6,248,022	5,252,191	66	84,925
Investments in joint ventures and associates	—	—	881,531	—
Derivative assets	—	124	2,184	—
Liabilities recognized in the consolidated financial statements related to the unconsolidated structured entities	248	3,251	2,006	28,838
Derivative liabilities	—	1,243	2,006	—
Other liabilities (provisions)	248	2,008	—	28,838
The maximum exposure to risks	9,333,448	6,444,559	11,069,599	206,651
Investment assets	9,256,063	5,414,037	6,884,658	93,222
Purchase commitment	—	—	4,181,631	—
Credit offerings and others	77,385	1,030,522	3,310	113,429
Loss recognized on unconsolidated structured entities	149	83,885	63,372	19,337

(7)
As of December 31, 2022 and 2023, the share of
non-controlling
interests on the net income and equity of subsidiaries in which non-controlling
interests are significant are as follows (Unit: Korean Won in millions):

1) Accumulated
non-controlling
interests at the end of the reporting period

	December 31, 2022	December 31, 2023
Woori Bank (*1)	2,344,816	1,546,447
Woori Investment Bank Co., Ltd. (*2)	283,221	—
Woori Asset Trust Co., Ltd. (*3)	78,434	12,517
Woori Asset Management Corp	34,073	35,638
PT Bank Woori Saudara Indonesia 1906 Tbk	92,118	103,176
Wealth Development Bank	20,759	21,142
PT Woori Finance Indonesia Tbk.	13,964	13,631

(*1)	Hybrid securities issued by Woori Bank
(*2)	The non-controlling interests decreased by 280,604 million Won in accordance with additional investment during the year ended December 31, 2023.
(*3)	The non-controlling interests decreased by 71,240 million Won in accordance with additional investment during the year ended December 31, 2023.
2) Net income attributable to
non-controlling
interests

	For the years ended December 31
	2021	2022	2023
Woori Bank (*)	144,923	113,995	95,637
Woori Financial Capital Co., Ltd.	17,949	—	—
Woori Investment Bank Co., Ltd.	33,274	38,319	5,687
Woori Asset Trust Co., Ltd.	11,366	18,074	5,720
Woori Asset Management Corp	2,341	290	1,603
Woori Venture Partners Co., Ltd.	—	—	1,391
PT Bank Woori Saudara Indonesia 1906 Tbk	8,619	10,806	9,521
Wealth Development Bank	928	401	(68)
PT Woori Finance Indonesia Tbk.	—	379	1,067

(*)	Distribution of the hybrid securities issued by Woori Bank
3) Dividends to
non-controlling
interests

	For the years ended December 31
	2021	2022	2023
Woori Bank (*)	144,923	113,995	95,637
Woori Financial Capital Co., Ltd.	4,121	—	—
Woori Investment Bank Co., Ltd.	3,610	7,219	8,302
Woori Asset Trust Co., Ltd.	365	365	365
PT Bank Woori Saudara Indonesia 1906 Tbk	1,262	2,330	2,802
PT Woori Finance Indonesia Tbk.	—	—	138
Others	—	—	40

(*)	Distribution of the hybrid securities issued by Woori Bank

2. BASIS OF PREPARATION AND MATERIAL ACCOUNTING POLICIES
(1) Basis of presentation
The Group’s consolidated financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).
The Group operates primarily in Korea and its official accounting records are maintained in Korean Won. The United States dollar (“U.S. dollar” or “US$” or “USD”) amounts are provided herein as supplementary information solely for the convenience of readers outside Korea. Korean Won amounts are expressed in U.S. Dollars at the rate of 1,291.0
Korean Won
to US$1.00, the noon buying exchange rate in effect on
December 31
, 2023
, as quoted by the Federal Reserve Bank of New York in the United States. Such convenience translation into U.S. Dollars should not be construed as representations that Korean Won amounts have been, could have been, or could in the future be, converted at this or any other rate of exchange.
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
Meanwhile, the consolidated financial statements of the Group were certificated by management on April 29, 2024.
1) The standards and interpretations that are newly adopted by the Group during the current period, and the changes in accounting policies thereof are as follows:

①	Amendments to IAS 1 ‘ Presentation of Financial Statements ’—Disclosure of Accounting Policies
The amendments to IAS 1 define and require entities to disclose their material accounting policy information (being information that, when considered together with other information included in an entity’s financial statements, can reasonably be expected to influence decisions that the primary users of financial statements make on the basis of those financial statements). These amendments do not have a significant impact on the consolidated financial statements.

②	Amendments to IAS 8 ‘Accounting Policies, Changes in Accounting Estimates and Errors’ – Definition of Accounting Estimates
The amendments have defined accounting estimates and clarified how to distinguish them from changes in accounting policies. These amendments do not have a significant impact on the consolidated financial statements.

③	Amendments to IAS 12 ‘ Income Taxes ’ —deferred tax related to assets and liabilities arising from a single transaction
Additional phrase ‘the temporary difference to be added and the temporary difference to be deducted do not occur in the same amount’ has been added to initial recognition exception for a transaction in which an asset or liability is initially recognized. These amendments do not have a significant impact on the consolidated financial statements.

④	New Standard: IFRS 17 ‘Insurance Contracts’
IFRS 17 Insurance Contracts replaces IFRS 4 Insurance Contracts. This Standard estimates future cash flows of an insurance contract and measures insurance liabilities using discount rates applied with assumptions and risks at the measurement date. The entity recognizes insurance revenue on an accrual basis including services (insurance coverage) provided to the policyholder by each annual periods. In addition, investment components (Refunds due to termination/maturity) repaid to a policyholder even if an insured event does not occur, are excluded from insurance revenue, and insurance financial income or expense and the investment income or expense are presented separately to enable users of the information to understand the sources of income or expenses. This standard does not have a significant impact on the consolidated financial statements.

⑤	Amendments to IAS 12 ‘Income Taxes’ —International Tax Reform—Pillar Two Model Rules
The amendments provide a temporary relief from the accounting for deferred taxes arising from legislation enacted to implement the Pillar Two model rules, which aim to reform international corporate taxation for multinational enterprises, and require disclosure of related current tax effects, etc. The amendments do not have a significant impact on the financial statements.
The Group applies the exception to recognizing and disclosing information about deferred tax assets and liabilities related to Pillar Two income taxes. Since the Pillar Two legislation is scheduled to be effective from January 1, 2024, the Group has no current tax expense related to Pillar Two. The Group is in review for the impact of these amendments on the financial statements and does not expect that the impact will be significant.
2) The details of IFRSs that have been issued and published as of December 31, 2023 but have not yet reached the effective date, and which the Group have not been early adopted by the Group are as follows:

①	Amendments to IAS 1 ‘ Presentation of Financial Statements ’ —Classification of Liabilities as Current or Non-current, Non-current Liabilities with Covenants
The amendments clarify that the classification of liabilities as current or non-current is based on rights that are in existence at the end of the reporting period and specify that classification is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability, explain that rights are in existence if covenants are complied with at the end of the reporting period and introduce a definition of ‘settlement’ to make it clear that settlement refers to the transfer to the counterparty of cash, equity instruments, other assets or services.
The amendments specify that only covenants that an entity is required to comply with on or before the end of the reporting period affect the entity’s right to defer settlement of liability for at least 12 months after the reporting date.
Such covenants affect whether the right exists at the end of the reporting period, even if compliance with the covenant is assessed only after the reporting date.
The amendments also specify that the right to defer settlement is not affected if an entity only has to comply with a covenant after the reporting period. However, if the entity’s right to defer settlement of liability is subject to the entity complying with covenants within 12 months after the reporting period, an entity discloses information that enables users of financial statements to understand the risk of the liabilities becoming repayable within 12 months after the reporting period. This would include information about the covenants (including the nature of the covenants and when the entity is required to comply with them), the carrying amount of related liabilities and the facts and circumstances, if any, that indicate that the entity may have difficulties complying with the covenants.
The amendments should be applied for annual periods beginning on or after January 1, 2024, and earlier application is permitted. The Group does not expect that these amendments have a significant impact on the financial statements.

②	Amendments to IAS 7 ‘ Statement of Cash Flows ’, IFRS 7 ‘Financial Instruments: Disclosures ’ —Supplier finance arrangements
When applying supplier finance arrangements, an entity shall disclose information about its supplier finance arrangements that enables users of financial statements to assess the effects of those arrangements on the entity’s liabilities and cash flows and on the entity’s exposure to liquidity risk.

The amendments should be applied for annual periods beginning on or after January 1, 2024, and earlier application is permitted. The Group does not expect that these amendments will have a significant impact on the financial statements.

③	Amendments to IFRS 16 ‘Leases’ —Lease Liability in a Sale and Leaseback
When subsequently measuring lease liabilities arising from a sale and leaseback, a seller-lessee shall determine lease payments or revised lease payments in a way that the seller-lessee would not recognize any amount of the gain or loss that relates to the right of use retained by the seller-lessee. The amendments should be applied for annual periods beginning on or after January 1, 2024, and earlier application is permitted. The Group does not expect that these amendments have a significant impact on the financial statements.
The above enacted or amended standards will not have a significant impact on the Group.

④	Amendments to IAS 21 ‘The Effects of Changes in Foreign Exchange Rates’ —Lack of Exchangeability
The amendments clarify that when a currency is exchangeable into another currency and how an entity estimates a spot rate when a currency lacks exchangeability. In addition, when a currency is not exchangeable an entity shall disclose information that would enable users of its financial statements to assess the impact of using an estimate exchange rate on the financial statements. The amendments should be applied for annual periods beginning on or after January 1, 2025, and earlier application is permitted. The Group does not expect that these amendments have a significant impact on the financial statements.

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
The fees and commission received on credit Information are composed of the fees and commission received by performing credit investigation and proxy collection services. Credit investigation fees and commission are the amount received in return for verifying the information requested by the customer and are recognized as revenue at the time the verification is completed. Proxy collection service fees are recognized by applying the applicable rate to the collected amount at the time when collection services are completed. Most of these fees and commission received for brokerage are from the business activities relevant to other segments.

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
The Group is exposed to credit risk when a counterparty to a derivative contract does not perform its contractual obligation, and the exposure amount is equal to the amount of derivative asset recognized in the statement of financial position. When the Group earns income through valuation of derivatives, such income is recognized as derivative asset in the statement of financial position. Some of the derivatives are traded in the market, but most of the derivatives are measured at estimated fair value derived from internal valuation models that use observable information in the market. As such, in order to estimate the fair value, there should be an adjustment made to incorporate counterparty’s credit risk, and credit risk adjustment is being considered when valuing derivative assets such as over-the
counter derivatives. The amount of financial liabilities is also adjusted by the Group’s own credit risk when valuing them.
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
Lease liabilities and
right-of-use-asset
increased by 7,373 million Won, reflecting the exercise impact of the extension and termination options during the current term.
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
The Group is operating defined contribution plans and defined benefit plans. Contributions to defined contribution plans are recognized as an expense when employees have rendered services entitling them to receive the benefits. For defined benefit plans, the defined benefit liability is calculated through an actuarial assessment using the projected unit credit method every end of the reporting period, conducted by professional actuaries. Remeasurement, comprising actuarial gains and losses, the return on plan assets (excluding the amount included in net interest from net defined benefit liability (asset)), and the effect of the changes to the asset ceiling is reflected immediately in the consolidated statement of financial position with a charge or credit recognized in other comprehensive income in the period in which they occur.
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
3. MATERIAL ACCOUNTING ESTIMATES AND ASSUMPTIONS
Material accounting estimates and assumptions are continuously evaluated based on a number of factors, including historical experience and expectations of future events that are considered reasonably probable. Accounting estimates calculated based on these definitions may not match actual results. The accounting estimates and assumptions that include a significant risk of materially changing the carrying amounts of assets and liabilities currently recognized in the following accounting period are as follows.
The Korean government implemented support measures such as loan repayment deferment to mitigate the negative impact of
COVID-19.
The Group determined that the credit risk of loans affected by the repayment deferment has significantly increased, with a high possibility of default. The Group will continue to evaluate the adequacy of forward-looking information regarding the duration of the economic impacts of
COVID-19
and future government policies even after termination of financial support. The Group also manages credit risk on loans with extended maturities.
<Woori Bank>
Woori Bank recognizes additional expected credit loss allowance for loans subject to payment holiday and extended maturities due to the assessment of the high possibility of default.
Woori Bank’s total loans (loan receivables, payment guarantees) that are subject to payment holiday and that changed its stage from
12-month
to lifetime expected credit losses (Stage 2) due to the increase in credit risk considering payment holiday, and additionally recognized expected credit loss allowances are as follows. (Unit: Korean Won in millions):

			December 31, 2022	December 31, 2023
Total loans that are subject to loan payment holiday	Loans	Corporate	1,958,133	1,453,314
		Retail	216,487	130,090
	Off-balance accounts		2,391	22,038
		Total	2,177,011	1,605,442
Total loans that changed its stage from 12-month to lifetime (Stage 2) expected credit losses	Loans	Corporate	1,774,717	1,367,603
		Retail	169,851	101,422
	Off-balance accounts		2,391	6,642
		Total	1,946,959	1,475,667
The expected credit loss allowances that are additionally recognized	Loans	Corporate	312,054	210,386
		Retail	12,643	9,318
	Off-balance accounts		317	1,734
		Total	325,014	221,438
Total loans with extension of maturities and additional expected credit loss allowances as of December 31, 2023, are as follows. (Unit: Korean Won in millions):

			December 31, 2023
Total loans that are subject to extension of maturity	Loans	Corporate	5,227,017
		Retail	2,124,207
	Off-balance accounts		31,976
		Total	7,383,200
Expected credit loss allowance that are additionally recognized	Loan	Corporate	58,545
		Retail	35,515
	Off-balance accounts		115
		Total	94,175

In addition, as of December 31, 2023, the Group reflects the forward-looking information in the estimated probability of default rate and recognizes additional expected credit loss allowance appropriations by adjusting the forward-looking indicators in consideration of the Korean government financial support policies, increased economic uncertainty, and potential insolvency due to market interest rate hikes.
<Woori Card>
Woori Card Co., Ltd. recognize an additional allowance for expected credit losses as it evaluates loans with payment holiday and extended maturities as having a high probability of default. As of December 31, 2022 and 2023, which credit risk has increased significantly due to payment holiday, financial assets at amortized cost of debtors transferred from 12-month expected credit loss measurement to lifetime expected credit losses are 6,670 million Won and 6,764 million Won, respectively, and additionally recognized expected credit loss allowance are 177 million Won and 131 million Won, respectively.
<Woori Financial Capital Co., Ltd.>
Woori Financial Capital Co., Ltd. recognize an additional allowance for expected credit losses as it evaluates loans with payment holiday and extended maturities as having a high probability of default.

As of December 31, 2022 and 2023, which credit risk has increased significantly due to payment holiday, financial assets at amortized cost of debtors transferred from 12-month expected credit loss measurement to lifetime expected credit losses are 52,611 million Won and 24,384 million Won, respectively, and additionally recognized expected credit loss allowance are 9,846 million Won and 5,284 million Won, respectively.
1) Income taxes
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
2) Valuation of financial instruments
Financial assets at FVTPL and FVTOCI are recognized in the consolidated financial statements at fair value. All derivatives are measured at fair value. Valuation techniques are required in order to determine fair values of financial instruments where observable market prices do not exist. Financial instruments that are not actively traded and have low price transparency will have less objective fair value and require broad judgment in liquidity, concentration, uncertainty in market factors and assumption in price determination and other risks.
As described in ‘2. Basis of Preparation and Material Accounting Policies (9) 5) Fair value of financial instruments’, when valuation techniques are used to determine the fair value of a financial instrument, various general and internally developed techniques are used, and various types of assumptions and variables are incorporated during the process.

3) Impairment of financial instruments
The accuracy of the provision for credit losses is determined by the estimation of the expected cash flows for each tenant for estimating the individually assessed loan-loss allowance, and the assumptions and variables in the model used for estimating the collectively assessed loan-loss allowance payment, guarantee and unused commitment.
The Group has estimated the allowance for credit losses based on reasonable and supportable information that was available without undue cost or effort at the reporting date about past events, current conditions and forecasts of future economic conditions.
Information on measuring expected credit loss is described in 4. Risk Management (1) 2) Measurement of expected credit loss.
The impact of changes of estimation on measuring expected credit loss during the current period is as follows (Unit: Korean Won in millions)
<Woori Bank>

		Impact of changes in estimates(*)
Expected credit loss allowances	Loans and other financial assets at amortized cost	323,597
	Guarantees and unused commitments	34,473
	Financial assets at FVTOCI	1,489
	Securities at amortized cost	592

Total		360,151

(*)	The effects of changes in probability of default and loss given default are 212,428 million Won and 147,723 million Won, respectively.
< Woori Financial Capital Co., Ltd >

		Impact of changes in estimates
Expected credit loss allowances	Loans and other financial assets at amortized cost	(19,885)
	Guarantees and unused commitments	—
	Financial assets at FVTOCI	—
	Securities at amortized cost	—

Total		(19,885)

<Woori Investment Bank Co., Ltd.>

		Impact of changes in estimates
Expected credit loss allowances	Loans and other financial assets at amortized cost	(16,467)
	Guarantees and unused commitments	153
	Financial assets at FVTOCI	—
	Securities at amortized cost	—

Total		(16,314)

<Woori Savings Bank>

		Impact of changes in estimates
Expected credit loss allowances	Loans and other financial assets at amortized cost	8,338
	Guarantees and unused commitments	—
	Financial assets at FVTOCI	—
	Securities at amortized cost	—

Total		8,338

<Woori Asset Trust>

		Impact of changes in estimates
Expected credit loss allowances	Loans and other financial assets at amortized cost	936
	Guarantees and unused commitments	—
	Financial assets at FVTOCI	—
	Securities at amortized cost	—

Total		936

4) Defined benefit plan
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
5) Impairment of goodwill
The recoverable amount of a cash generating unit (CGU) is determined based on value-in-use
calculations.
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

The Group is conducting the following procedures to estimate and apply future economic forecast information.

•	Development of estimation models through regression analysis of corporate retail/year-by-year default rate and macroeconomic indicator data by year

Major macroeconomic indicators	Correlation between credit risk and macroeconomic indicators
GDP growth rate	Negative(-) Correlation
Personal consumption expenditures increase/decrease rate	Negative(-) Correlation
Won-dollar exchange rate	Positive(+) Correlation

•
Calculation of estimated default rate incorporating future economic forecasts by applying estimated macroeconomic indicators provided by verified institutions such as Bank of Korea and National Assembly Budget Office to the estimation model developed

•	Forecast of macroeconomic variables
a) Probability weight
As of December 31, 2023, the probability weights applied to the scenarios of the forecasts of macroeconomic variables is as follows (Unit:  %):

	Basic Scenario	Upside Scenario	Downside Scenario	Worst Scenario
Probability weight	44.36	9.41	26.23	20
b) Economic forecast of each major macroeconomic variables by scenario (prospect period: 2024)
As of December 31, 2023, the forecasts of major macroeconomic variables by scenario is as follows (Unit:  %)

	Basic Scenario	Upside Scenario	Downside Scenario	Worst Scenario
GDP growth rate	2.1	2.29	1.76	(-)5.10
Personal consumption expenditures increase/decrease rate	1.9	2.27	1.23	(-)12.22
Won-dollar exchange rate	1,263	1,255	1,277	1,560
The results of Woori Bank’s sensitivity analysis on expected credit loss provisions due to changes in macroeconomic indicators as of December 31, 2022 and 2023 are as follows (Unit: Korean Won in millions):

			December 31, 2022
Corporate	Personal consumption expenditures price index rate	Increase by 1% point	(59,987)
		Decrease by 1% point	68,036

Retail	Consumer price index change rate	Increase by 1% point	(24,164)
		Decrease by 1% point	28,042

			December 31, 2023
Corporate	Personal consumption expenditures price index rate	Increase by 1% point	(46,211)
		Decrease by 1% point	52,862

Retail	Consumer price index change rate	Increase by 1% point	—
		Decrease by 1% point	—

(*1)	The sensitivity of the effect of the GDP growth rate on banks’ ECLs is not significant.
(*2)	The consumer price index was excluded from the estimation model of the forward looking for the year ended December 31, 2023.

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
The maximum exposure to credit risk as of December 31, 2022 and 2023 is as follows (Unit: Korean Won in millions):

		December 31, 2022	December 31, 2023
Loans and other financial assets at amortized cost (*1)	Korean treasury and government agencies	2,877,685	2,297,088
	Banks	21,571,097	21,996,558
	Corporates	143,507,852	159,343,530
	Consumers	187,804,095	189,510,972

	Sub-total	355,760,729	373,148,148

Financial assets at FVTPL (*2)	Deposits	34,995	39,241
	Debt securities	4,270,532	6,307,238
	Loans	899,228	782,716
	Derivative assets	8,206,181	5,798,329
	Others	1,505	2,585

	Sub-total	13,412,441	12,930,109

Financial assets at FVTOCI	Debt securities	32,145,758	36,694,111
Securities at amortized cost	Debt securities	28,268,516	23,996,172
Derivative assets	Derivative assets (Designated for hedging)	37,786	26,708
Off-balance accounts	Payment guarantees (*3)	11,921,586	13,793,301
	Loan commitments	118,172,070	126,829,192

	Sub-total	130,093,656	140,622,493

	Total	559,718,886	587,417,741

(*1)	Cash and cash equivalents are not included.
(*2)	Puttable financial instruments are not included.
(*3)	As of December 31, 2022 and 2023, the financial guarantee amount of 3,095,091 million Won and 3,661,656 million Won are included, respectively.

a) Credit risk exposure by geographical areas
The following tables analyze credit risk exposure by geographical areas (Unit: Korean Won in millions):

	December 31, 2022
	Korea	China	USA	UK	Japan	Others (*)	Total
Loans and other financial assets at amortized cost	331,572,328	5,188,826	4,721,440	215,174	719,301	13,343,660	355,760,729
Securities at amortized cost	26,883,967	642,089	421,248	16,658	—	304,554	28,268,516
Financial assets at FVTPL	9,272,673	2,607	2,210,580	318,322	168,013	1,440,246	13,412,441
Financial assets at FVTOCI	27,780,323	806,320	2,297,076	1,726	41,421	1,218,892	32,145,758
Derivative assets (Designated for hedging)	37,786	—	—	—	—	—	37,786
Off-balance accounts	126,531,020	981,139	380,209	25,644	16,987	2,158,657	130,093,656

Total	522,078,097	7,620,981	10,030,553	577,524	945,722	18,466,009	559,718,886

(*)	Others consist of financial assets in Indonesia, Hong Kong, Germany, Australia, and other countries.

	December 31, 2023
	Korea	China	USA	UK	Japan	Others (*)	Total
Loans and other financial assets at amortized cost	345,748,021	5,068,801	5,527,208	260,834	617,188	15,926,096	373,148,148
Securities at amortized cost	22,529,414	111,832	1,049,669	—	—	305,257	23,996,172
Financial assets at FVTPL	10,103,182	519	1,507,518	355,478	143,229	820,183	12,930,109
Financial assets at FVTOCI	32,422,652	724,786	2,367,997	7	32,194	1,146,475	36,694,111
Derivative assets (Designated for hedging)	26,010	—	—	—	698	—	26,708
Off-balance accounts	136,287,485	921,904	745,832	20,045	26,351	2,620,876	140,622,493

Total	547,116,764	6,827,842	11,198,224	636,364	819,660	20,818,887	587,417,741

(*)	Others consist of financial assets in Indonesia, Hong Kong, Germany, Australia, and other countries.
b) Credit risk exposure by industries
① The following tables analyze credit risk exposure by industries, which are service, manufacturing, finance and insurance, construction, individuals and others in accordance with the Korea Standard Industrial Classification Code as of December 31, 2022 and 2023 (Unit: Korean Won in millions):

	December 31, 2022
	Service	Manufacturing	Finance and insurance	Construction	Individuals	Others	Total
Loans and other financial assets at amortized cost	78,173,716	37,013,486	31,485,795	5,613,480	183,167,572	20,306,680	355,760,729
Securities at amortized cost	239,141	—	16,198,175	199,924	—	11,631,276	28,268,516
Financial assets at FVTPL	200,678	184,019	9,776,234	51,244	1,167	3,199,099	13,412,441
Financial assets at FVTOCI	417,877	231,132	22,249,839	48,225	—	9,198,685	32,145,758
Derivative assets (Designated for hedging)	—	—	37,786	—	—	—	37,786
Off-balance accounts	18,661,383	22,492,863	10,523,731	3,143,673	69,404,456	5,867,550	130,093,656

Total	97,692,795	59,921,500	90,271,560	9,056,546	252,573,195	50,203,290	559,718,886

	December 31, 2023
	Service	Manufacturing	Finance and insurance	Construction	Individuals	Others	Total
Loans and other financial assets at amortized cost	84,704,246	44,591,685	30,388,823	5,583,281	185,083,452	22,796,661	373,148,148
Securities at amortized cost	189,193	—	14,151,799	69,720	—	9,585,460	23,996,172
Financial assets at FVTPL	330,193	233,528	7,184,371	81,731	2,600	5,097,686	12,930,109
Financial assets at FVTOCI	453,694	408,377	25,832,327	290,856	—	9,708,857	36,694,111
Derivative assets (Designated for hedging)	—	—	26,708	—	—	—	26,708
Off-balance accounts	22,561,220	22,897,412	13,804,163	2,826,738	73,042,394	5,490,566	140,622,493

Total	108,238,546	68,131,002	91,388,191	8,852,326	258,128,446	52,679,230	587,417,741

4) Credit risk exposure
a) Financial assets
The maximum exposure to credit risk by asset quality, except for financial assets at FVTPL and derivative asset (designated for hedging) as of December 31, 2022 and 2023 is as follows (Unit: Korean Won in millions):

	December 31, 2022
	Stage 1		Stage 2		Stage 3	Credit impairment model	Total	Loss allowance	Total, net
	Above appropriate credit rating (*1)	Less than a limited credit rating (*2)	Above appropriate credit rating (*1)	Less than a limited credit rating (*2)
Loans and other financial assets at amortized cost	308,498,799	23,391,187	13,061,081	11,533,632	1,447,967	313,717	358,246,383	(2,485,654)	355,760,729
Korean treasury and government agencies	2,879,057	39	—	—	—	—	2,879,096	(1,411)	2,877,685
Banks	21,182,445	393,181	2,125	—	18,053	—	21,595,804	(24,707)	21,571,097
Corporates	120,407,588	16,680,863	2,556,885	4,429,148	637,187	313,717	145,025,388	(1,517,536)	143,507,852
General business	74,939,770	9,291,691	1,754,620	3,083,232	421,659	—	89,490,972	(1,016,039)	88,474,933
Small- and medium-sized enterprise	34,965,279	6,751,297	754,668	1,257,741	173,818	—	43,902,803	(400,328)	43,502,475
Project financing and others	10,502,539	637,875	47,597	88,175	41,710	313,717	11,631,613	(101,169)	11,530,444
Consumers	164,029,709	6,317,104	10,502,071	7,104,484	792,727	—	188,746,095	(942,000)	187,804,095
Securities at amortized cost	28,276,901	—	—	—	—	—	28,276,901	(8,385)	28,268,516
Financial assets at FVTOCI (*3)	31,914,193	231,565	—	—	—	—	32,145,758	(11,805)	32,145,758

Total	368,689,893	23,622,752	13,061,081	11,533,632	1,447,967	313,717	418,669,042	(2,505,844)	416,175,003

	December 31, 2022
	Collateral value
	Stage1	Stage2	Stage3	Credit impairment model	Total
Loans and other financial assets at amortized cost	213,228,740	19,354,919	607,614	313,717	233,504,990
Korean treasury and government agencies	24,276	—	—	—	24,276
Banks	1,858,595	—	—	—	1,858,595
Corporates	82,314,488	4,982,087	316,085	313,717	87,926,377
General business	44,465,799	3,390,139	194,597	—	48,050,535
Small- and medium-sized enterprise	32,503,289	1,537,173	84,798	—	34,125,260
Project financing and others	5,345,400	54,775	36,690	313,717	5,750,582
Consumers	129,031,381	14,372,832	291,528	—	143,695,742
Securities at amortized cost	—	—	—	—	—
Financial assets at FVTOCI (*3)	—	—	—	—	—

Total	213,228,740	19,354,919	607,614	313,717	233,504,990

(*1)	Credit grade of corporates are AAA ~ BBB, and consumers are grades 1 ~ 6.
(*2)	Credit grade of corporates are BBB- ~ C, and consumers are grades 7 ~ 10.
(*3)	Financial assets at FVTOCI has been disclosed as the amount before deducting loss allowance because loss allowance does not reduce the carrying amount.

	December 31, 2023
	Stage 1		Stage 2
	Above appropriate credit rating (*1)	Less than a limited credit rating (*2)	Above appropriate credit rating (*1)	Less than a limited credit rating (*2)	Stage 3	Credit impairment model	Total	Loss allowance	Total, net
Loans and other financial assets at amortized cost	321,115,435	26,073,686	12,728,437	13,702,855	1,906,434	768,487	376,295,334	(3,147,186)	373,148,148
Korean treasury and government agencies	2,299,323	21	—	—	—	—	2,299,344	(2,256)	2,297,088
Banks	21,880,151	122,383	21,771	—	15,295	—	22,039,600	(43,042)	21,996,558
Corporates	132,702,723	18,890,349	2,630,918	5,411,611	882,459	768,487	161,286,547	(1,943,017)	159,343,530
General business	87,551,345	10,147,028	1,773,713	3,150,829	548,169	—	103,171,084	(1,161,824)	102,009,260
Small- and medium-sized enterprise	36,220,660	8,182,558	753,275	1,587,473	225,463	—	46,969,429	(508,736)	46,460,693
Project financing and others	8,930,718	560,763	103,930	673,309	108,827	768,487	11,146,034	(272,457)	10,873,577
Consumers	164,233,238	7,060,933	10,075,748	8,291,244	1,008,680	—	190,669,843	(1,158,871)	189,510,972
Securities at amortized cost	24,010,113	—	—	—	—	—	24,010,113	(13,941)	23,996,172
Financial assets at FVTOCI (*3)	36,481,028	213,083	—	—	—	—	36,694,111	(27,379)	36,694,111

Total	381,606,576	26,286,769	12,728,437	13,702,855	1,906,434	768,487	436,999,558	(3,188,506)	433,838,431

	December 31, 2023
	Collateral value
	Stage1	Stage2	Stage3	Credit impairment model	Total
Loans and other financial assets at amortized cost	224,611,919	21,235,346	767,731	768,275	247,383,271
Korean treasury and government agencies	39,199	—	—	—	39,199
Banks	2,136,530	—	—	—	2,136,530
Corporates	92,544,712	5,915,710	382,605	768,275	99,611,302
General business	52,951,331	4,058,593	169,855	—	57,179,779
Small- and medium-sized enterprise	33,580,230	1,590,947	112,117	—	35,283,294
Project financing and others	6,013,151	266,170	100,633	768,275	7,148,229
Consumers	129,891,478	15,319,636	385,126	—	145,596,240
Securities at amortized cost	—	—	—	—	—
Financial assets at FVTOCI (*3)	—	—	—	—	—

Total	224,611,919	21,235,346	767,731	768,275	247,383,271

(*1)	Credit grade of corporates are AAA ~ BBB, and consumers are grades 1 ~ 6.
(*2)	Credit grade of corporates are BBB- ~ C, and consumers are grades 7 ~ 10.
(*3)	Financial assets at FVTOCI has been disclosed as the amount before deducting loss allowance because loss allowance does not reduce the carrying amount.
b) Payment Guarantees and commitments
The credit quality of the payment guarantees and loan commitments as of December 31, 2022 and 2023 are as follows (Unit: Korean Won in millions):

	December 31, 2022
Financial assets	Stage 1		Stage 2		Stage3	Total
	Above appropriate credit rating (*1)	Less than a limited credit rating (*2)	Above appropriate credit rating (*1)	Less than a limited credit rating (*2)
Off-balance accounts:
Payment Guarantees	10,790,470	846,997	25,826	245,061	13,232	11,921,586
Loan Commitments	113,169,542	2,610,173	1,638,982	753,139	234	118,172,070

Total	123,960,012	3,457,170	1,664,808	998,200	13,466	130,093,656

(*1)	Credit grade of corporates are AAA ~ BBB, and consumers are grades 1 ~ 6.
(*2)	Credit grade of corporate are BBB- ~ C, and consumers are grades 7 ~ 10.

	December 31, 2023
Financial assets	Stage 1		Stage 2		Stage3	Total
	Above appropriate credit rating (*1)	Less than a limited credit rating (*2)	Above appropriate credit rating (*1)	Less than a limited credit rating (*2)
Off-balance accounts:
Payment Guarantees	12,515,536	1,150,185	73,192	40,890	13,498	13,793,301
Loan Commitments	120,623,982	3,512,099	2,166,380	496,824	29,907	126,829,192

Total	133,139,518	4,662,284	2,239,572	537,714	43,405	140,622,493

(*1)	Credit grade of corporates are AAA ~ BBB, and consumers are grades 1 ~ 6.
(*2)	Credit grade of corporate are BBB- ~ C, and consumers are grades 7 ~ 10.

5) Collateral and other credit enhancements
For the years ended December 31, 2022 and 2023, there have been no significant changes in the value of collateral or other credit enhancements held by the Group and there have been no significant changes in collateral or other credit enhancements due to changes in the collateral policy of the Group.
6) Among financial assets that measured loss allowance at lifetime expected credit losses, amortized costs before changes in contractual cash flows as of December 31, 2022 and 2023 are 149,511 million Won and 161,893 million Won, respectively, with net losses recognized along with the changes 8,474 million Won and 5,107 million Won, respectively.
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
As the Group manages receivables that have not lost the right of claim to the debtor for the grounds of incomplete statute limitation and uncollected receivables under the related laws as receivable charge-offs, the balance as of December 31, 2022 and 2023 are 9,825,284 million Won and 10,089,739 million Won. In addition, the contractual non-recoverable
amount of financial assets amortized for the year ended December 31, 2023, but still in the process of recovery is 1,599,465 million Won.
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
non-trading
activities.
a) Trading activities
The Group uses the standard approach and internal model approach (Woori Bank) in measuring market risk for trading positions, and allocates market risk capital through the Risk Management Committee. Risk management departments of the Group and its subsidiaries manage limits in detail including those on risk and loss with their management result regularly reported to the Risk Management Committee.
Subsidiaries such as Woori Bank manage market internal capital limits using the Basel III standard approach, and other subsidiaries manage market risks by applying the simple method.
The Basel III standard approach consists of a sensitivity method that measures linear and nonlinear losses that may occur due to unfavorable fluctuations in market risk factors, bankruptcy risks that may occur due to sudden bankruptcy, and residual risk-bearing equity capital for other losses.

Woori Bank, a major subsidiary subject to Basel III standard approach of market risk management, has the following equity capital required for market risk.(Unit : Korean Won in millions)

	Risk Group	December 31, 2023
Sensitivity-based risk	General interest rate risk	37,832
	Equity risk	9,376
	Commodity risk	12
	Foreign exchange risk	249,044
	Non-securitization credit spread risk	27,371
	Securitization (excluding CTP (Correlation Trading Portfolio)) credit spread risk	—
	CTP credit spread risk	—
Default risk	Non-Securitization bankruptcy risk	—
	Securitization (excluding CTP) default risk	—
	CTP default risk	—
Residual risk	Residual risk	692

Total		324,327

The minimum, maximum and average VaR for the year December 31, 2022 and the VaR as of December 31, 2022 are as follows (Unit: Korean Won in millions):

	December 31, 2022	For the year ended December 31, 2022
Risk factor		Average	Maximum	Minimum
Interest rate	11,800	8,847	11,987	4,298
Stock price	7,055	6,590	12,448	1,806
Foreign currencies	17,608	14,002	22,251	5,421
Diversification	(17,354)	(12,725)	(19,640)	(4,201)

Total VaR (*)	19,109	16,714	27,046	7,324

(*)	VaR (Value at Risk): Retention period of 1 day, Maximum expected losses under 99% level of confidence.
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
off-balance
accounts.

ΔEVE and ΔNII calculated on interest risk in banking book(IRRBB) basis for assets and liabilities by subsidiary as of December 31, 2022 and 2023 are as follows (Unit: Korean Won in millions):

	December 31, 2022		December 31, 2023
	Δ EVE (*1)	Δ NII (*2)	Δ EVE (*1)	Δ NII (*2)
Woori Bank	411,447	448,509	683,660	743,489
Woori Card Co., Ltd.	139,005	185,637	80,720	76,846
Woori Financial Capital Co., Ltd.	43,098	13,814	48,523	17,585
Woori Investment Bank Co., Ltd.	26,311	8,229	4,464	15,303
Woori Asset Trust Co., Ltd.	1,137	6,736	1,210	7,018
Woori Asset Management Corp.	913	1,299	832	2,154
Woori Savings Bank	6,618	10,348	7,347	11,077
Woori Private Equity Asset Management Co., Ltd.	547	886	80	775
Woori Global Asset Management Co., Ltd.	251	538	536	269
Woori Financial F&I Co., Ltd.	26,069	219	63,852	3,961
Woori Venture Partners Co., Ltd.(*3)	—	—	340	2,782

(*1)	ΔEVE: change in Economic Value of Equity
(*2)	ΔNII: change in Net Interest Income
(*3)	Additional investment occurred and added it as a consolidated subsidiary during the year ended December 31, 2023.
At the interest rate
re-pricing
date, cash flows (both principal and interest) of interest bearing assets and liabilities, which is the basis of non-trading
position interest rate risk management are as follows: (Unit: Korean Won in millions):

	December 31, 2022
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Asset:
Loans and other financial assets at amortized cost	224,863,400	56,669,335	15,469,920	15,108,779	59,454,649	5,963,926	377,530,009
Financial assets at FVTPL	1,888,996	119,725	1,364	4,670	71,620	13,129	2,099,504
Financial assets at FVTOCI	6,093,805	4,224,460	3,014,625	3,550,982	15,409,527	584,203	32,877,602
Securities at amortized cost	2,749,432	1,806,804	1,768,936	1,427,736	20,126,354	2,100,203	29,979,465

Total	235,595,633	62,820,324	20,254,845	20,092,167	95,062,150	8,661,461	442,486,580

Liability:
Deposits due to customers	167,237,029	49,107,093	33,506,265	40,006,233	55,855,781	69,861	345,782,262
Borrowings	14,829,024	4,159,096	1,542,340	1,183,331	6,654,602	472,325	28,840,718
Debentures	9,068,737	4,905,727	4,633,137	4,962,350	19,621,659	3,298,581	46,490,191

Total	191,134,790	58,171,916	39,681,742	46,151,914	82,132,042	3,840,767	421,113,171

	December 31, 2023
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Asset:
Loans and other financial assets at amortized cost	245,179,685	55,105,699	17,928,072	12,101,395	55,840,540	3,594,287	389,749,678
Financial assets at FVTPL	2,155,339	178,206	37,672	22,719	52,341	90	2,446,367
Financial assets at FVTOCI	5,976,531	3,489,341	2,425,700	3,008,905	22,852,783	756,272	38,509,532
Securities at amortized cost	1,451,409	1,230,486	3,335,565	1,416,082	15,907,380	2,171,914	25,512,836

Total	254,762,964	60,003,732	23,727,009	16,549,101	94,653,044	6,522,563	456,218,413

Liability:
Deposits due to customers	169,127,109	52,395,270	32,948,424	47,030,448	60,621,757	34,406	362,157,414
Borrowings	20,147,327	5,157,330	1,933,137	2,575,993	4,112,788	437,839	34,364,414
Debentures	7,741,466	5,188,081	4,104,309	5,168,597	18,443,853	3,223,255	43,869,561

Total	197,015,902	62,740,681	38,985,870	54,775,038	83,178,398	3,695,500	440,391,389

2) Currency risk
Currency risk arises from the financial instruments denominated in foreign currencies other than the functional currency. Therefore, no currency risk arises from non-monetary
items or financial instruments denominated in the functional currency.
Financial instruments in foreign currencies exposed to currency risk as of December 31, 2022 and 2023 are as follows (Unit: USD in millions, JPY in millions, CNY in millions, EUR in millions, and Korean Won in millions):

	December 31, 2022
	USD		JPY		CNY		EUR		Others	Total
	Foreign currency	Korean Won equivalent	Foreign currency	Korean Won equivalent	Foreign currency	Korean Won equivalent	Foreign currency	Korean Won equivalent	Korean Won equivalent	Korean Won equivalent
Asset
Cash and cash equivalents	9,041	11,457,194	64,824	617,888	1,542	279,779	484	653,870	1,022,909	14,031,640
Loans and other financial assets at amortized cost	24,361	30,872,442	116,298	1,108,529	24,637	4,470,059	2,510	3,391,155	4,952,002	44,794,187
Financial assets at FVTPL	970	1,229,059	25,416	242,260	—	—	358	484,172	176,057	2,131,548
Financial assets at FVTOCI	3,307	4,191,383	—	—	3,999	725,511	2	2,573	725,271	5,644,738
Securities at amortized cost	576	729,811	—	—	3,540	642,214	69	93,250	206,497	1,671,772

Total	38,255	48,479,889	206,538	1,968,677	33,718	6,117,563	3,423	4,625,020	7,082,736	68,273,885

	December 31, 2022
	USD		JPY		CNY		EUR		Others	Total
	Foreign currency	Korean Won equivalent	Foreign currency	Korean Won equivalent	Foreign currency	Korean Won equivalent	Foreign currency	Korean Won equivalent	Korean Won equivalent	Korean Won equivalent
Liability
Financial liabilities at FVTPL	415	526,553	26,766	255,128	—	—	322	434,590	274,895	1,491,166
Deposits due to customers	24,569	31,135,881	227,260	2,166,196	28,125	5,102,886	2,108	2,847,863	5,008,487	46,261,313
Borrowings	6,894	8,737,229	44,365	422,876	1,023	185,652	431	582,034	2,179,085	12,106,876
Debentures	4,174	5,289,246	—	—	—	—	195	263,187	339,188	5,891,621
Other financial liabilities	3,040	3,852,255	8,685	82,783	4,295	779,233	380	513,285	200,249	5,427,805

Total	39,092	49,541,164	307,076	2,926,983	33,443	6,067,771	3,436	4,640,959	8,001,904	71,178,781

Off-balance accounts	6,698	8,488,374	34,512	328,964	1,141	207,012	787	1,063,680	868,470	10,956,500

	December 31, 2023
	USD		JPY		CNY		EUR		Others	Total
	Foreign currency	Korean Won equivalent	Foreign currency	Korean Won equivalent	Foreign currency	Korean Won equivalent	Foreign currency	Korean Won equivalent	Korean Won equivalent	Korean Won equivalent
Asset
Cash and cash equivalents	8,540	11,011,576	108,421	989,519	1,377	248,965	641	914,960	1,145,464	14,310,484
Loans and other financial assets at amortized cost	24,463	31,542,764	138,242	1,261,674	30,536	5,522,075	1,791	2,554,897	4,585,588	45,466,998
Financial assets at FVTPL	884	1,140,110	49,640	453,047	—	—	280	399,828	72,351	2,065,336
Financial assets at FVTOCI	3,136	4,044,155	—	—	3,882	701,938	6	8,549	738,710	5,493,352
Securities at amortized cost	1,223	1,576,690	—	—	618	111,839	68	97,393	184,938	1,970,860

Total	38,246	49,315,295	296,303	2,704,240	36,413	6,584,817	2,786	3,975,627	6,727,051	69,307,030

Liability
Financial liabilities at FVTPL	350	451,700	23,806	217,266	—	—	209	297,521	98,885	1,065,372
Deposits due to customers	23,962	30,896,247	279,377	2,549,759	23,162	4,188,690	2,122	3,027,521	5,531,242	46,193,459
Borrowings	9,339	12,041,139	70,741	645,621	1,658	299,748	225	321,529	2,632,379	15,940,416
Debentures	4,811	6,202,675	—	—	—	—	195	277,871	—	6,480,546
Other financial liabilities	3,448	4,446,194	26,977	246,206	7,752	1,401,956	99	141,404	387,310	6,623,070

Total	41,910	54,037,955	400,901	3,658,852	32,572	5,890,394	2,850	4,065,846	8,649,816	76,302,863

Off-balance accounts	7,748	9,990,349	30,143	275,101	2,043	369,483	796	1,135,845	568,935	12,339,713

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
The information on early repayment related to asset securitization is described in NOTE 40. CONTINGENT LIABILITIES AND COMMITMENTS (4) 5).

2)	Maturity analysis of non-derivative financial liabilities

a)	Cash flows of principals and interests by remaining contractual maturities of non-derivative financial liabilities as of December 31, 2022 and 2023 are as follows (Unit: Korean Won in millions):

	December 31, 2022
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Financial liabilities at FVTPL	35,161	—	—	—	—	12,113	47,274
Deposits due to customers	228,890,427	36,851,103	24,091,740	42,652,679	14,999,516	1,522,830	349,008,295
Borrowings	8,969,648	5,734,715	3,210,812	3,156,211	7,457,240	484,909	29,013,535
Debentures	6,348,064	6,841,379	5,211,032	5,214,942	19,621,659	3,298,581	46,535,657
Lease liabilities	68,279	36,724	35,136	29,646	151,379	33,007	354,171
Other financial liabilities	14,409,376	113,049	19,370	20,315	765,870	3,037,563	18,365,543

Total	258,720,955	49,576,970	32,568,090	51,073,793	42,995,664	8,389,003	443,324,475

	December 31, 2023
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Financial liabilities at FVTPL	39,524	89,287	—	—	10,256	56,221	195,288
Deposits due to customers	236,125,560	39,103,357	22,776,074	50,089,672	16,898,791	1,549,490	366,542,944
Borrowings	11,415,214	6,626,722	4,345,143	4,579,032	4,331,196	437,839	31,735,146
Debentures	5,510,096	5,328,382	5,383,741	6,035,590	18,439,577	3,223,255	43,920,641
Lease liabilities	74,228	42,106	58,241	33,679	151,127	25,172	384,553
Other financial liabilities	15,059,935	233,081	21,356	26,403	1,025,252	4,195,930	20,561,957

Total	268,224,557	51,422,935	32,584,555	60,764,376	40,856,199	9,487,907	463,340,529

b)	Cash flows of principals and interests by expected maturities of non-derivative financial liabilities as of December 31, 2022 and 2023 are as follows (Unit: Korean Won in millions):

	December 31, 2022
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Financial liabilities at FVTPL	35,161	—	—	—	—	12,113	47,274
Deposits due to customers	242,132,680	41,113,768	24,269,363	29,670,943	10,490,993	56,013	347,733,760
Borrowings	8,969,648	5,734,715	3,210,812	3,156,211	7,457,240	484,909	29,013,535
Debentures	6,348,064	6,841,379	5,211,032	5,214,942	19,621,659	3,298,581	46,535,657
Lease liabilities	68,344	36,729	35,377	29,948	157,361	38,584	366,343
Other financial liabilities	14,409,376	113,049	19,370	20,315	765,870	3,037,563	18,365,543

Total	271,963,273	53,839,640	32,745,954	38,092,359	38,493,123	6,927,763	442,062,112

	December 31, 2023
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Financial liabilities at FVTPL	39,524	89,287	—	—	10,256	56,221	195,288
Deposits due to customers	241,935,362	41,132,677	23,468,344	44,082,420	14,717,842	505,146	365,841,791
Borrowings	11,419,501	6,630,868	4,346,740	4,579,314	4,331,196	437,839	31,745,458
Debentures	5,512,545	5,330,733	5,386,014	6,037,688	18,443,853	3,223,255	43,934,088
Lease liabilities	74,228	43,350	59,604	35,057	162,874	25,834	400,947
Other financial liabilities	15,059,935	233,081	21,356	26,403	1,025,252	4,195,930	20,561,957

Total	274,041,095	53,459,996	33,282,058	54,760,882	38,691,273	8,444,225	462,679,529

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
The cash flow by the maturity of derivative financial liabilities as of December 31, 2022 and 2023 is as follows (Unit: Korean Won in millions):

		Remaining maturity
		Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
December 31, 2022	Cash flow risk hedge	856	905	915	1,255	50,682	—	54,613
	Fair value risk hedge	25,048	16,175	31,974	18,540	118,027	(3,615)	206,149
	Trading purpose	8,905,125	—	—	—	—	—	8,905,125
December 31, 2023	Cash flow risk hedge	(1,223)	(875)	(590)	(302)	13,689	—	10,699
	Fair value risk hedge	29,176	34,370	157	35,272	30,241	—	129,216
	Trading purpose	5,943,024	—	—	—	—	—	5,943,024

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
off-balance
accounts as of December 31, 2022 and 2023 are as follows (Unit: Korean Won in millions):

	December 31, 2022	December 31, 2023
Payment guarantees	11,921,586	13,793,301
Loan commitments	118,172,070	126,829,192
Other commitments	4,602,429	4,854,099
(4) Operational risk
The Group defines the operational risk that could cause a negative effect on capital resulting from inadequate internal process, labor work and systematic problem or external factors.
1) Operational risk management
The Group has established and operated a group operational risk management system to cope with new Basel III global regulations, which is implemented since 2023, and the management of operational risks follows the procedures for risk recognition, evaluation, measurement, monitoring and reporting, risk control and mitigation.
2) Operational risk measurement
The Group applies the standard approach for the purpose of calculating operational risk required equity capital.
- The standard approach is to calculate operational risk required equity capital by multiplying the Business Indicator Component(BIC), which is calculated by multiplying Business Indicator(BI) that is a measure based on consolidated financial statements and adjustment coefficient, and the Internal Loss Multiplier(ILM), an adjusted multiplier based on the average past loss and operating index.
“Operational risk required equity capital” = Business Indicator Component (BIC) × Internal Loss Multiplier(ILM) “Business Indicator Component(BIC)” = Business Index(BI) × Adjustment Coefficient “Internal Loss Multiplier(ILM)” = ln (exp(1)-1 + (Loss Component(LC)/Business Indicator Component(BIC)^0.8)

Bucket	Business Index (BI) section	The coefficient
1	1.4 trillion Won or less	12%
2	More than 1.4 trillion Won and less than or equal to 42 trillion Won	15%
3	Over 42 trillion Won	18%
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
According to the above regulations, the Group is required to meet the following minimum requirements: Tier 1 common capital ratio of 8.0%, a Tier 1 capital ratio of 9.5%, and a total capital ratio of 11.5% as of December 31, 2022 and 2023
Details of the Group’s capital adequacy ratio as of December 31, 2022 and 2023 are as follows (Unit: Korean Won in millions):

Details	December 31, 2022	December 31, 2023
Tier 1 capital	23,757,296	26,343,941
Other Tier 1 capital	4,208,994	4,596,584
Tier 2 capital	3,437,735	3,815,920

Total risk-adjusted capital	31,404,025	34,756,445

Risk-weighted assets for credit risk	182,028,062	195,490,941
Risk-weighted assets for market risk	6,759,527	4,697,055
Risk-weighted assets for operational risk	16,519,885	19,603,749

Total risk-weighted assets	205,307,474	219,791,745

Common Equity Tier 1 ratio	11.57%	11.99%

Tier 1 capital ratio	13.62%	14.08%

Total capital ratio	15.30%	15.81%

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
Others
Woori Financial Group Inc., Woori Asset Trust Co., Ltd., Woori Asset Management Corp., Ltd., Woori Financial F&I Co., Ltd., Woori Savings Bank., Woori Credit Information Co., Ltd., Woori Fund Services Co., Ltd., Woori Private Equity Asset Management Co., Ltd., Woori Global Asset Management Co., Ltd., Woori FIS Co., Ltd., Woori Finance Research Institute and Woori Venture Partners Co., Ltd.

(2) The composition of each organization’s sectors for the years ended December 31, 2021, 2022 and 2023 are as follows (Unit: Korean Won in millions):

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

(*2)	Other segments includes the funds subject to Group’s consolidation not included in the reporting segment.
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

(*2)	Other segments includes the funds subject to Group’s consolidation not included in the reporting segment.
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

	For the year ended December 31, 2023
	Banking	Credit card	Capital	Investment banking	Others (*1)	Sub-total	Other adjustments (*2)	Internal adjustments (*3)	Consolidated Adjustments (*4)	Total
Net interest income	6,535,929	667,053	324,013	100,041	115,089	7,742,125	79,401	917,949	3,065	8,742,540
Non-interest income(expense)	1,475,139	121,593	129,347	44,595	2,011,486	3,782,160	14,475	(740,918)	(1,960,879)	1,094,838
Impairment losses due to credit loss	(894,827)	(355,879)	(188,682)	(160,182)	(119,684)	(1,719,254)	—	(177,384)	1,722	(1,894,916)
General and administrative expense	(3,799,282)	(285,308)	(96,469)	(51,496)	(556,427)	(4,788,982)	(823)	—	346,372	(4,443,433)

Net operating income(expense)	3,316,959	147,459	168,209	(67,042)	1,450,464	5,016,049	93,053	(353)	(1,609,720)	3,499,029

Share of gain of associates	88,788	—	395	236	3,373	92,792	(143)	—	17,182	109,831
Other non-operating expense	(76,312)	(4,163)	(2,106)	(990)	(972)	(84,543)	3,153	353	(10,370)	(91,407)

Non-operating income(expense)	12,476	(4,163)	(1,711)	(754)	2,401	8,249	3,010	353	6,812	18,424

Net income(expense) before tax	3,329,435	143,296	166,498	(67,796)	1,452,865	5,024,298	96,063	—	(1,602,908)	3,517,453
Tax expense	(814,354)	(31,232)	(38,662)	14,423	(31,833)	(901,658)	—	—	11,099	(890,559)

Net income(loss)	2,515,081	112,064	127,836	(53,373)	1,421,032	4,122,640	96,063	—	(1,591,809)	2,626,894

Total assets	458,017,067	17,491,193	12,417,338	6,375,625	29,725,013	524,026,236	2,846,897	—	(28,868,197)	498,004,936

Investment in associate	1,029,697	—	34,613	4,783	23,882,409	24,951,502	26,302	—	(23,182,434)	1,795,370
Other assets	456,987,370	17,491,193	12,382,725	6,370,842	5,842,604	499,074,734	2,820,595	—	(5,685,763)	496,209,566

Total liabilities	431,313,615	14,830,408	10,796,683	5,273,890	4,424,086	466,638,682	118,442	—	(2,149,678)	464,607,446

(*1)
Other segments include gains and losses from Woori Financial Group Inc., Woori Asset Trust Co., Ltd., Woori Savings Bank, Woori Asset Management Corp., Woori Financial F&I Co., Ltd., Woori Credit Information Co., Ltd., Woori Fund Service Co., Ltd., Woori Private Equity Asset Management Co., Ltd., Woori Global Asset Management Co., Ltd., Woori FIS Co., Ltd., Woori Finance Research Institute and Woori Venture Partners Co., Ltd.

(*2)	Other segments includes the funds subject to Group’s consolidation not included in the reporting segment.
(*3)
Internal reconciliation includes the adjustment of deposit insurance premiums of KRW 464,213 million and fund contribution fees of KRW 453,805 million from net interest income expenses to non-interest
income expenses in order to present the profit and loss adjustment between reporting divisions in accordance with management accounting standards as profit and loss in accordance with accounting standards

(*4)
Consolidation adjustments include the elimination of KRW 343,810 million of internal transactions between Woori FIS Co., Ltd., the group’s IT service agency, and affiliates, and the removal of KRW 1,482,956 million of dividends received by the holding company from its subsidiaries.

(3) Operating profit or loss from external customers for the years ended December 31, 2021, 2022 and 2023 are as follows (Unit: Korean Won in millions):

	For the years ended December 31
Details	2021	2022	2023
Domestic	3,288,341	3,835,809	3,055,926
Foreign	371,408	594,715	443,103

Total	3,659,749	4,430,524	3,499,029

(4)	Major non-current assets as of December 31, 2022 and 2023 are as follows (Unit: Korean Won in millions):

Details (*)	December 31, 2022 (*)	December 31, 2023 (*)
Domestic	5,152,033	5,804,919
Foreign	533,354	636,820

Total	5,685,387	6,441,739

(*)	Major non-current assets included joint ventures and related business investments, investment properties, premises equipment, and intangible assets.
(5) Information about major customers
The Group does not have any single customer that generates 10% or more of the Group’s total revenue for the years ended December 31, 2022 and 2023.
6. STATEMENTS OF CASH FLOWS
(1) Details of cash and cash equivalents are as follows (Unit: Korean Won in millions):

	December 31, 2022	December 31, 2023
Cash	1,771,316	1,464,606
Foreign currencies	628,590	715,495
Demand deposits	31,729,228	28,248,420
Fixed deposits	90,014	128,097

Total	34,219,148	30,556,618

(2) Details of restricted cash and cash equivalents are as follows (Unit: Korean Won in millions)

	Counterparty	December 31, 2022	Reason of restriction
Due from banks in local currency:
Due from BOK on demand	BOK	16,527,445	Reserve deposits under the BOK Act

Due from banks in foreign currencies:
Due from banks on demand	BOK and others	6,437,717	Reserve deposits under the BOK Act and others

	Total	22,965,162

	Counterparty	December 31, 2023	Reason of restriction
Due from banks in local currency:
Due from BOK on demand	BOK	13,420,310	Reserve deposits under the BOK Act

Due from banks in foreign currencies:
Due from banks on demand	Bank of Japan and others	957,627	Reserve deposits etc.

	Total	14,377,937

(3) Significant transactions of investing activities and financing activities not involving cash inflows and outflows are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2021	2022	2023
Changes in other comprehensive income related to valuation of financial assets at FVTOCI	(150,327)	(493,871)	725,525
Changes in other comprehensive income related to valuation of assets of associate	1,526	612	2,965
Changes in other comprehensive income related to valuation profit or loss on cash flow hedge	7,107	(9,835)	(16,524)
Changes in financial assets measure at FVTOCI due to debt-for-equity swap	79	14,594	206
Changes in the investment assets of associates due to the transfer of assets held-for-sale	(52)	—	—
Changes in premises and equipment due to the transfer of assets held-for-sale	(12,852)	(13,109)	(2,504)
Transfer of investment properties to premises and equipment	—	—	2,098
Transfer of premises and equipment to investment properties	6,095	7,153	—
Changes in account payables related to premises and equipment	—	281	—
Changes in account payables related to intangible assets	(11,640)	(11,530)	11,121
Changes in right-of-use assets and lease liabilities	150,644	194,236	219,531
Comprehensive stock exchange	64,301	—	—
Changes in other comprehensive income related to foreign operation translation	246,808	32,536	45,080

(4) Adjustments of liabilities from financing activities are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2021
	Beginning balance	Cash flow	Not involving cash inflows and outflows			Ending balance
			Foreign Exchange	Variation of gains on valuation of hedged items	Others (*)
Borrowings	20,745,466	3,199,712	804,649	—	5,632	24,755,459
Debentures	37,479,358	6,893,661	392,077	(104,306)	(6,926)	44,653,864
Lease liabilities	407,431	(177,593)	10,950	—	102,425	343,213
Other liabilities	26,354	14,173	—	—	(13,620)	26,907

Total	58,658,609	9,929,953	1,207,676	(104,306)	87,511	69,779,443

(*)	The change in lease liabilities due to the new contract includes 189,660 million Won.

	For the year ended December 31, 2022
	Beginning balance	Cash flow	Not involving cash inflows and outflows			Ending balance
			Foreign Exchange	Variation of gains on valuation of hedged items	Others (*)
Borrowings	24,755,459	2,881,675	760,918	—	31,551	28,429,603
Debentures	44,653,864	(484,874)	297,861	(257,910)	(10,455)	44,198,486
Lease liabilities	343,213	(187,531)	4,645	—	158,834	319,161
Other liabilities	26,907	513	—	—	(36)	27,384

Total	69,779,443	2,209,783	1,063,424	(257,910)	179,894	72,974,634

(*)	The change in lease liabilities due to the new contract includes 235,215 million Won.

	For the year ended December 31, 2023
	Beginning balance	Cash flow	Not involving cash inflows and outflows				Ending balance
			Foreign Exchange	Variation of gain (loss) on valuation of hedged items	Business Combination	Others (*)
Borrowings	28,429,603	2,332,376	191,250	—	—	33,517	30,986,746
Debentures	44,198,486	(3,227,650)	82,210	63,615	—	122,584	41,239,245
Lease liabilities	319,161	(160,673)	1,130	—	—	174,838	334,456
Other liabilities	27,384	118	—	—	4	641	28,147

Total	72,974,634	(1,055,829)	274,590	63,615	4	331,580	72,588,594

(*)	The change in lease liabilities due to the new contract includes 210,810 million Won.
7. FINANCIAL ASSETS AT FVTPL
(1) Details of financial assets at FVTPL as of December 31, 2022 and 2023 are as follows (Unit: Korean Won in millions):

	December 31, 2022	December 31, 2023
Financial assets at fair value through profit or loss	19,860,573	21,544,756

(2) Financial assets at fair value through profit or loss as of December 31, 2022 and 2023 are as follows (Unit: Korean Won in millions):

	December 31, 2022	December 31, 2023
Deposits:
Gold banking asset	34,995	39,241
Securities:
Debt securities
Korean treasury and government agencies	2,754,442	4,310,612
Financial institutions	620,311	778,832
Corporates	721,573	433,488
Securities loaned	—	625,398
Others	174,206	158,908
Equity securities	383,883	421,989
Capital contributions	1,976,474	2,459,646
Beneficiary certificates	3,902,762	5,509,915
Others	143,334	181,691

Sub-total	10,676,985	14,880,479

Loans	899,228	782,716
Derivatives assets	8,206,181	5,798,329
Other financial assets	43,184	43,991

Total	19,860,573	21,544,756

The Group does not have financial assets at fair value through profit or loss designated as upon initial recognition as of December 31, 2022 and
2023
.

8.	FINANCIAL ASSETS AT FVTOCI
(1) Details of financial assets at FVTOCI as of December 31, 2022 and 2023 are as follows (Unit: Korean Won in millions):

	December 31, 2022	December 31, 2023
Debt securities:
Korean treasury and government agencies	5,487,983	5,728,241
Financial institutions	16,870,619	20,885,924
Corporates	4,044,446	3,994,432
Bond denominated in foreign currencies	5,644,684	5,493,295
Securities loaned	98,026	592,219

Sub-total	32,145,758	36,694,111

Equity securities	939,322	1,197,384

Total	33,085,080	37,891,495

(2) Details of equity securities designated as financial assets at FVTOCI as of December 31, 2022 and 2023 are as follows (Unit: Korean Won in millions):

Purpose of acquisition	December 31, 2022	December 31, 2023	Purpose of acquisition
Investment for strategic business partnership purpose	776,199	1,039,203
Debt-equity swap	157,216	158,175
Others	5,907	6	Insurance for mutual aid association etc.

Total	939,322	1,197,384

(3) Changes in the loss allowance and gross carrying amount of financial assets at FVTOCI are as follows (Unit: Korean Won in millions):
1) Allowance for credit losses

	For the year ended December 31, 2021
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(9,631)	—	—	(9,631)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net provision of loss allowance	(4,909)	—	—	(4,909)
Disposal	2,378	—	—	2,378
Others (*)	16	—	—	16

Ending balance	(12,146)	—	—	(12,146)

(*)	Others consist of foreign currencies translation, etc.

	For the year ended December 31, 2022
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(12,146)	—	—	(12,146)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net Reversal of loss allowance	827	—	—	827
Disposal	714	—	—	714
Others (*)	(1,200)	—	—	(1,200)

Ending balance	(11,805)	—	—	(11,805)

(*)	Others consist of foreign currencies translation, etc.

	For the year ended December 31, 2023
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(11,805)	—	—	(11,805)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net provision of loss allowance	(16,542)	—	—	(16,542)
Disposal	1,519	—	—	1,519
Others (*)	(551)	—	—	(551)

Ending balance	(27,379)	—	—	(27,379)

(*)	Others consist of foreign currencies translation, etc.
2) Gross carrying amount

	For the year ended December 31, 2021
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	28,948,141	—	—	28,948,141
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Acquisition	30,522,426	—	—	30,522,426
Disposal / Repayment	(21,533,360)	—	—	(21,533,360)
Gain (loss) on valuation	(213,517)	—	—	(213,517)
Amortization based on effective interest method	31,641	—	—	31,641
Others (*)	371,646	—	—	371,646

Ending balance	38,126,977	—	—	38,126,977

(*)	Others consist of foreign currencies translation, etc.

	For the year ended December 31, 2022
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	38,126,977	—	—	38,126,977
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Acquisition	16,108,426	—	—	16,108,426
Disposal / Repayment	(21,670,160)	—	—	(21,670,160)
Gain (loss) on valuation	(669,936)	—	—	(669,936)
Amortization based on effective interest method	41,813	—	—	41,813
Others (*)	208,638	—	—	208,638

Ending balance	32,145,758	—	—	32,145,758

(*)	Others consist of foreign currencies translation, etc.

	For the year ended December 31, 2023
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	32,145,758	—	—	32,145,758
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Acquisition	24,350,759	—	—	24,350,759
Disposal / Repayment	(20,823,293)	—	—	(20,823,293)
Gain (loss) on valuation	707,739	—	—	707,739
Amortization based on effective interest method	166,401	—	—	166,401
Others (*)	146,747	—	—	146,747

Ending balance	36,694,111	—	—	36,694,111

(*)	Others consist of foreign currencies translation, etc.
(4) During the years
ended
December 31, 2022 and 2023, the Group sold its equity securities., designated as financial assets at FVTOCI in accordance with decision of disposal by the creditors, and the fair values at disposal dates were 3,567 million Won and 3,194 million Won, respectively and cumulative gains and losses at disposal dates were 14,444 million Won in loss and 118 million Won in gain, respectively.
9. SECURITIES AT AMORTIZED COST
(1) Details of securities at amortized cost as of December 31, 2022 and 2023 are as follows (Unit: Korean Won in millions):

	December 31, 2022	December 31, 2023
Korean treasury and government agencies	10,083,951	8,143,585
Financial institutions	10,283,631	6,660,465
Corporates	6,237,547	7,235,202
Bond denominated in foreign currencies	1,671,772	1,970,861
Allowance for credit losses	(8,385)	(13,941)

Total	28,268,516	23,996,172

(2) Changes in the loss allowance and gross carrying amount of securities at amortized cost are as follows (Unit: Korean Won in millions):
1) Loss allowance

	For the year ended December 31, 2021
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(4,566)	—	—	(4,566)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net provision of loss allowance	(664)	—	—	(664)
Others (*)	(5)	—	—	(5)

Ending balance	(5,235)	—	—	(5,235)

(*)	Changes due to foreign currencies translation, etc.

	For the year ended December 31, 2022
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(5,235)	—	—	(5,235)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net provision of loss allowance	(3,151)	—	—	(3,151)
Others (*)	1	—	—	1

Ending balance	(8,385)	—	—	(8,385)

(*)	Changes due to foreign currencies translation, etc.

	For the year ended December 31, 2023
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(8,385)	—	—	(8,385)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net provision of loss allowance	(5,549)	—	—	(5,549)
Others (*)	(7)	—	—	(7)

Ending balance	(13,941)	—	—	(13,941)

(*)	Changes due to foreign currencies translation, etc.
2) Gross carrying amount

	For the year ended December 31, 2021
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	17,025,405	—	—	17,025,405
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Acquisition	6,435,692	—	—	6,435,692
Disposal / Repayment	(6,425,408)	—	—	(6,425,408)
Amortization based on effective interest method	14,810	—	—	14,810
Others (*)	41,010	—	—	41,010

Ending balance	17,091,509	—	—	17,091,509

(*)	Changes due to foreign currencies translation, etc.

	For the year ended December 31, 2022
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	17,091,509	—	—	17,091,509
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Acquisition	16,873,194	—	—	16,873,194
Disposal / Repayment	(5,871,234)	—	—	(5,871,234)
Amortization based on effective interest method	86,212	—	—	86,212
Others (*)	97,220	—	—	97,220

Ending balance	28,276,901	—	—	28,276,901

(*)	Changes due to foreign currencies translation, etc.

	For the year ended December 31, 2023
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	28,276,901	—	—	28,276,901
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Acquisition	4,244,256	—	—	4,244,256
Disposal / Repayment	(8,727,124)	—	—	(8,727,124)
Amortization based on effective interest method	167,219	—	—	167,219
Others (*)	48,861	—	—	48,861

Ending balance	24,010,113	—	—	24,010,113

(*)	Changes due to foreign currencies translation, etc.

10.	LOANS AND OTHER FINANCIAL ASSETS AT AMORTIZED COST
(1) Details of loans and other financial assets at amortized cost as of December 31, 2022 and 2023 are as follows (Unit: Korean Won in millions):

	December 31, 2022	December 31, 2023
Due from banks	2,994,672	1,950,573
Loans	343,918,560	358,577,179
Other financial assets	8,847,497	12,620,396

Total	355,760,729	373,148,148

(2)	Details of due from banks are as follows (Unit: Korean Won in millions):

	December 31, 2022	December 31, 2023
Due from banks in local currency:
Due from The Bank of Korea (“BOK”)	160,000	—
Due from depository banks	170,006	108,344
Due from non-depository institutions	183	136
Due from the Korea Exchange	2,440	68
Others	421,318	135,390
Loss allowance	(116)	(59)

Sub-total	753,831	243,879

Due from banks in foreign currencies:
Due from banks on demand	199,671	221,292
Due from banks on time	466,963	366,117
Others	1,586,408	1,135,072
Loss allowance	(12,201)	(15,787)

Sub-total	2,240,841	1,706,694

Total	2,994,672	1,950,573

(3)	Details of restricted due from banks are as follows (Unit: Korean Won in millions):

	Counterparty	December 31, 2022	Reason of restriction
Due from banks in local currency:
Due from BOK	BOK	160,000	Reserve deposits under BOK Act
Due from KSFC	The Korea Securities Finance Corporation	2,419	Customer deposits return reserve
Others	Korea Exchange and others	223,705	Korean Won CCP margin and others

	Sub-total	386,124

Due from banks in foreign currencies:
Due from banks on demand	BOK and others	193,507	Reserve deposits under BOK Act and others
Due from banks on time	National Bank Cambodia	253	Reserve deposits and others
Others	Korea Investment & Securities and others	1,581,298	Overseas futures and options trade deposits and others

	Sub-total	1,775,058

	Total	2,161,182

	Counterparty	December 31, 2023	Reason of restriction
Due from banks in local currency:
Due from KSFC	KB Securities Co. Ltd. and SI SECURITIES CORPORATION	68	Futures margin
Others	Korea Federation of Savings Bank and others	129,974	Domestic currency exchange and collateral related to promissory notes and others

	Sub-total	130,042

Due from banks in foreign currencies:
Due from banks on demand	National Bank of Cambodia and others	216,147	Reserve deposits and others
Due from banks on time	National Bank of Cambodia	321	Usage deposits for fund settlement system
Others	People’s Bank of China and others	1,062,130	Reserve deposits and others

	Sub-total	1,278,598

	Total	1,408,640

(4) Changes in the allowance for credit losses and gross carrying amount of due from banks are as follows (Unit: Korean Won in millions):
1) Allowance for credit losses

	For the year ended December 31, 2021
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(4,366)	—	—	(4,366)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net provision of allowance for credit losses	(1,477)	—	—	(1,477)
Others (*)	(191)	—	—	(191)

Ending balance	(6,034)	—	—	(6,034)

(*)	Changes due to foreign currencies translation, etc

	For the year ended December 31, 2022
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(6,034)	—	—	(6,034)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net provision of allowance for credit losses	(7,702)	—	—	(7,702)
Others (*)	1,419	—	—	1,419

Ending balance	(12,317)	—	—	(12,317)

(*)	Changes due to foreign currencies translation, etc

	For the year ended December 31, 2023
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(12,317)	—	—	(12,317)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net provision of allowance for credit losses	(5,254)	—	—	(5,254)
Others (*)	1,725	—	—	1,725

Ending balance	(15,846)	—	—	(15,846)

(*)	Changes due to foreign currencies translation, etc
2) Gross carrying amount

	For the year ended December 31, 2021
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	2,515,273	—	—	2,515,273
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net increase	282,987	—	—	282,987
Others (*)	74,658	—	—	74,658
Ending balance	2,872,918	—	—	2,872,918

(*)	Changes due to foreign currencies translation, etc

	For the year ended December 31, 2022
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	2,872,918	—	—	2,872,918
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net increase	166,693	—	—	166,693
Others (*)	(32,622)	—	—	(32,622)

Ending balance	3,006,989	—	—	3,006,989

(*)	Changes due to foreign currencies translation, etc

	For the year ended December 31, 2023
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	3,006,989	—	—	3,006,989
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net decrease	(1,154,265)	—	—	(1,154,265)
Changes due to business combinations	113,000	—	—	113,000
Others (*)	695	—	—	695

Ending balance	1,966,419	—	—	1,966,419

(*)	Changes due to foreign currencies translation, etc

(5)	Details of loans are as follows (Unit: Korean Won in millions):

	December 31, 2022	December 31, 2023
Loans in local currency	282,686,620	298,157,823
Loans in foreign currencies	26,988,360	28,585,389
Domestic banker’s usance	2,877,079	2,726,633
Credit card accounts	10,370,362	12,531,620
Bills bought in foreign currencies	3,650,792	4,215,956
Bills bought in local currency	533,879	496,148
Factoring receivables	25,469	8,712
Advances for customers on guarantees	25,698	9,996
Private placement bonds	485,519	688,437
Securitized loans	2,990,937	3,203,135
Call loans	3,626,226	2,719,546
Bonds purchased under resale agreements	6,849,038	3,356,392
Financial lease receivables	1,467,858	1,362,279
Installment financial bond	2,832,972	2,635,720
Others	140	119
Loan origination costs and fees	852,002	865,694
Discounted present value	(10,238)	(11,360)
Allowance for credit losses	(2,334,153)	(2,975,060)

Total	343,918,560	358,577,179

(6)	Changes in the loss allowance of loans are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2021
	Consumers			Corporates
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3
Beginning balance	(121,527)	(84,463)	(205,693)	(327,460)	(521,907)	(388,744)
Transfer to 12-month expected credit losses	(23,328)	19,736	3,592	(80,803)	49,902	30,901
Transfer to lifetime expected credit losses	9,201	(11,466)	2,265	14,106	(35,706)	21,600
Transfer to credit-impaired financial assets	2,752	9,918	(12,670)	1,562	18,741	(20,303)
Net reversal (provision) of loss allowance	(4,456)	(32,764)	(130,424)	49,562	(91,981)	(168,323)
Recovery	—	—	(75,058)	—	—	(55,108)
Charge-off	—	—	174,012	—	—	233,507
Disposal	—	—	14,890	—	—	64,078
Interest income from impaired loans	—	—	13,743	—	—	12,672
Others	838	1,435	8,726	(19,733)	4,211	18,487

Ending balance	(136,520)	(97,604)	(206,617)	(362,766)	(576,740)	(251,233)

	For the year ended December 31, 2021
	Credit card accounts			Total
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3
Beginning balance	(62,712)	(90,481)	(105,537)	(511,699)	(696,851)	(699,974)
Transfer to 12-month expected credit losses	(26,846)	26,581	265	(130,977)	96,219	34,758
Transfer to lifetime expected credit losses	7,497	(8,151)	654	30,804	(55,323)	24,519
Transfer to credit-impaired financial assets	356	925	(1,281)	4,670	29,584	(34,254)
Net reversal (provision) of loss allowance	12,894	(44,363)	(145,336)	58,000	(169,108)	(444,083)
Recovery	—	—	(65,620)	—	—	(195,786)
Charge-off	—	—	220,352	—	—	627,871
Disposal	—	—	25,576	—	—	104,544
Interest income from impaired loans	—	—	—	—	—	26,415
Others	(3)	—	—	(18,898)	5,646	27,213

Ending balance	(68,814)	(115,489)	(70,927)	(568,100)	(789,833)	(528,777)

	For the year ended December 31, 2022
	Consumers			Corporates
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3	Credit impairment model
Beginning balance	(136,520)	(97,604)	(206,617)	(362,766)	(576,740)	(251,233)	—
Transfer to 12-month expected credit losses	(21,684)	21,210	474	(74,402)	68,546	5,856	—
Transfer to lifetime expected credit losses	10,211	(11,568)	1,357	18,678	(21,502)	2,824	—
Transfer to credit-impaired financial assets	3,960	8,975	(12,935)	2,217	12,769	(14,986)	—
Net reversal (provision) of allowance for credit losses	(734)	(49,398)	(156,286)	(22,646)	(303,198)	(107,038)	(27)
Recovery	—	—	(70,077)	—	—	(55,743)	—
Charge-off	—	—	161,850	—	—	140,744	—
Disposal	—	62	21,862	280	128	37,722	—
Interest income from impaired loans	—	—	11,805	—	—	9,576	—
Others	(4,350)	(495)	(948)	(479)	(84)	(97)	—
Changes due to business combinations	1,241	729	7,573	(14,503)	1,847	(9,090)	—

Ending balance	(147,876)	(128,089)	(241,942)	(453,621)	(818,234)	(241,465)	(27)

	For the year ended December 31, 2022
	Credit card accounts			Total
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3	Credit impairment model
Beginning balance	(68,814)	(115,489)	(70,927)	(568,100)	(789,833)	(528,777)	—
Transfer to 12-month expected credit losses	(31,360)	31,284	76	(127,446)	121,040	6,406	—
Transfer to lifetime expected credit losses	7,576	(7,694)	118	36,465	(40,764)	4,299	—
Transfer to credit-impaired financial assets	642	2,190	(2,832)	6,819	23,934	(30,753)	—
Net reversal (provision) of allowance for credit losses	20,820	(38,105)	(204,569)	(2,560)	(390,701)	(467,893)	(27)
Recovery	—	—	(53,988)	—	—	(179,808)	—
Charge-off	—	—	220,280	—	—	522,874	—
Disposal	—	—	7,896	280	190	67,480	—
Interest income from impaired loans	—	—	—	—	—	21,381	—
Others	—	—	—	(4,829)	(579)	(1,045)	—
Changes due to business combinations	(3)	—	—	(13,265)	2,576	(1,517)	—

Ending balance	(71,139)	(127,814)	(103,946)	(672,636)	(1,074,137)	(587,353)	(27)

	For the year ended December 31, 2023
	Consumers			Corporates
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3	Credit impairment model
Beginning balance	(147,876)	(128,089)	(241,942)	(453,621)	(818,234)	(241,465)	(27)
Transfer to 12-month expected credit losses	(25,553)	22,750	2,803	(190,665)	190,047	618	—
Transfer to lifetime expected credit losses	10,881	(12,892)	2,011	28,452	(36,229)	7,777	—
Transfer to credit-impaired financial assets	7,085	24,577	(31,662)	17,959	33,272	(51,231)	—
Net reversal (provision) of allowance for credit losses	(41,029)	(41,105)	(340,607)	(361,735)	(153,392)	(515,711)	(1,011)
Recovery	—	—	(65,639)	—	—	(44,043)	—
Charge-off	—	—	301,995	—	—	298,665	—
Disposal	18	419	114,643	266	512	172,519	949
Interest income from impaired loans	—	—	15,553	—	—	19,341	—
Others	(371)	338	22,000	11,656	21,380	(10,173)	—

Ending balance	(196,845)	(134,002)	(220,845)	(947,688)	(762,644)	(363,703)	(89)

	For the year ended December 31, 2023
	Credit card accounts			Total
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3	Credit impairment model
Beginning balance	(71,139)	(127,814)	(103,946)	(672,636)	(1,074,137)	(587,353)	(27)
Transfer to 12-month expected credit losses	(30,312)	30,198	114	(246,530)	242,995	3,535	—
Transfer to lifetime expected credit losses	6,894	(7,420)	526	46,227	(56,541)	10,314	—
Transfer to credit-impaired financial assets	748	2,381	(3,129)	25,792	60,230	(86,022)	—
Net reversal (provision) of allowance for credit losses	(3,864)	(15,457)	(338,618)	(406,628)	(209,954)	(1,194,936)	(1,011)
Recovery	—	—	(33,710)	—	—	(143,392)	—
Charge-off	—	—	306,005	—	—	906,665	—
Disposal	—	—	39,360	284	931	326,522	949
Interest income from impaired loans	—	—	—	—	—	34,894	—
Others	(61)	—	—	11,224	21,718	11,827	—

Ending balance	(97,734)	(118,112)	(133,398)	(1,242,267)	(1,014,758)	(717,946)	(89)

(7) Changes in the gross carrying amount of loans are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2021
	Consumers			Corporates
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3
Beginning balance	125,990,038	12,016,711	537,106	149,574,932	7,328,741	717,909
Transfer to 12-month expected credit losses	4,377,247	(4,357,347)	(19,900)	1,610,541	(1,575,157)	(35,384)
Transfer to lifetime expected credit losses	(6,104,417)	6,127,477	(23,060)	(3,627,800)	3,670,808	(43,008)
Transfer to credit-impaired financial assets	(108,717)	(79,746)	188,463	(244,236)	(132,986)	377,222
Charge-off	—	—	(174,012)	—	—	(233,507)
Disposal	—	—	(48,795)	—	—	(187,571)
Net increase (decrease)	10,985,534	(206,312)	40,167	23,481,818	(833,127)	(53,929)

Ending balance	135,139,685	13,500,783	499,969	170,795,255	8,458,279	541,732

	For the year ended December 31, 2021
	Credit card accounts			Total
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3
Beginning balance	7,278,975	1,078,220	180,074	282,843,945	20,423,672	1,435,089
Transfer to 12-month expected credit losses	359,101	(358,776)	(325)	6,346,889	(6,291,280)	(55,609)
Transfer to lifetime expected credit losses	(513,635)	514,369	(734)	(10,245,852)	10,312,654	(66,802)
Transfer to credit-impaired financial assets	(17,416)	(9,253)	26,669	(370,369)	(221,985)	592,354
Charge-off	—	—	(220,352)	—	—	(627,871)
Disposal	—	—	(56,520)	—	—	(292,886)
Net increase (decrease)	1,132,278	170,579	187,263	35,599,630	(868,860)	173,501

Ending balance	8,239,303	1,395,139	116,075	314,174,243	23,354,201	1,157,776

	For the year ended December 31, 2022
	Consumers			Corporates
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3	Credit impairment model
Beginning balance	135,139,685	13,500,783	499,969	170,795,255	8,458,279	541,732	—
Transfer to 12-month expected credit losses	4,651,157	(4,637,460)	(13,697)	1,784,684	(1,768,655)	(16,029)	—
Transfer to lifetime expected credit losses	(6,284,951)	6,303,526	(18,575)	(3,773,713)	3,792,473	(18,760)	—
Transfer to credit-impaired financial assets	(157,808)	(102,097)	259,905	(242,421)	(123,225)	365,646	—
Charge-off	—	—	(161,850)	—	—	(140,744)	—
Disposal	—	(259)	(57,052)	(48,472)	(391)	(134,732)	—
Net increase (decrease)	(2,077,449)	(1,046,885)	47,727	11,005,551	(873,200)	28,198	313,717
Changes due to business combinations	57,743	2,974	7,630	31,551	1,016	687	—

Ending balance	131,328,377	14,020,582	564,057	179,552,435	9,486,297	625,998	313,717

	For the year ended December 31, 2022
	Credit card accounts			Total
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3	Credit impairment model
Beginning balance	8,239,303	1,395,139	116,075	314,174,243	23,354,201	1,157,776	—
Transfer to 12-month expected credit losses	542,021	(541,913)	(108)	6,977,862	(6,948,028)	(29,834)	—
Transfer to lifetime expected credit losses	(403,398)	403,598	(200)	(10,462,062)	10,499,597	(37,535)	—
Transfer to credit-impaired financial assets	(31,780)	(21,244)	53,024	(432,009)	(246,566)	678,575	—
Charge-off	—	—	(220,280)	—	—	(522,874)	—
Disposal	—	—	(17,082)	(48,472)	(650)	(208,866)	—
Net increase (decrease)	769,314	(169,200)	247,981	9,697,416	(2,089,285)	323,906	313,717
Changes due to business combinations	—	—	—	89,294	3,990	8,317	—

Ending balance	9,115,460	1,066,380	179,410	319,996,272	24,573,259	1,369,465	313,717

	For the year ended December 31, 2023
	Consumers			Corporates
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3	Credit impairment model
Beginning balance	131,328,377	14,020,582	564,057	179,552,435	9,486,297	625,998	313,717
Transfer to 12-month expected credit losses	4,038,074	(4,024,039)	(14,035)	2,214,045	(2,209,035)	(5,010)	—
Transfer to lifetime expected credit losses	(6,406,254)	6,422,979	(16,725)	(4,944,087)	4,971,596	(27,509)	—
Transfer to credit-impaired financial assets	(263,965)	(173,536)	437,501	(582,131)	(242,382)	824,513	—
Charge-off	—	—	(301,995)	—	—	(298,665)	—
Disposal	(63)	(491)	(218,965)	(18,149)	(719)	(404,876)	(152,024)
Net increase(decrease)	4,115,668	(1,531,099)	192,248	12,389,915	(1,384,370)	142,393	606,794
Changes due to business combinations	1,144	—	—	—	—	—	—

Ending balance	132,812,981	14,714,396	642,086	188,612,028	10,621,387	856,844	768,487

	For the year ended December 31, 2023
	Credit card accounts			Total
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3	Credit impairment model
Beginning balance	9,115,460	1,066,380	179,410	319,996,272	24,573,259	1,369,465	313,717
Transfer to 12-month expected credit losses	343,929	(343,765)	(164)	6,596,048	(6,576,839)	(19,209)	—
Transfer to lifetime expected credit losses	(411,467)	412,222	(755)	(11,761,808)	11,806,797	(44,989)	—
Transfer to credit-impaired financial assets	(40,236)	(20,039)	60,275	(886,332)	(435,957)	1,322,289	—
Charge-off	—	—	(306,005)	—	—	(906,665)	—
Disposal	—	—	(73,107)	(18,212)	(1,210)	(696,948)	(152,024)
Net increase(decrease)	2,279,382	(131,187)	393,697	18,784,965	(3,046,656)	728,338	606,794
Changes due to business combinations	—	—	—	1,144	—	—	—

Ending balance	11,287,068	983,611	253,351	332,712,077	26,319,394	1,752,281	768,487

(8) Details of other financial assets are as follows (Unit: Korean Won in millions):

	December 31, 2022	December 31, 2023
Cash Management Account asset (CMA asset)	157,000	91,000
Receivables	5,438,469	9,061,936
Accrued income	1,667,397	1,972,330
Telex and telephone subscription rights and refundable deposits	801,536	793,510
Domestic exchange settlement debit	577,919	446,570
Other assets (*)	344,356	411,330
Allowance for credit losses	(139,180)	(156,280)

Total	8,847,497	12,620,396

(*)	The amount included in other assets related employee incidents in prior fiscal year was 63,354 million Won, which was completely lost.

(9) Changes in the allowances for credit losses on other financial assets are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2021
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(3,666)	(5,450)	(74,179)	(83,295)
Transfer to 12-month expected credit losses	(228)	217	11	—
Transfer to lifetime expected credit losses	147	(174)	27	—
Transfer to credit-impaired financial assets	167	288	(455)	—
Net reversal (provision) of loss allowance	511	(464)	4,664	4,711
Charge-off	—	—	9,965	9,965
Disposal	—	—	1,400	1,400
Others	(606)	3	1,041	438

Ending balance	(3,675)	(5,580)	(57,526)	(66,781)

	For the year ended December 31, 2022
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(3,675)	(5,580)	(57,526)	(66,781)
Transfer to 12-month expected credit losses	(261)	246	15	—
Transfer to lifetime expected credit losses	209	(225)	16	—
Transfer to credit-impaired financial assets	981	1,134	(2,115)	—
Net reversal (provision) of loss allowance	(1,749)	(4,707)	(6,329)	(12,785)
Charge-off	—	—	2,223	2,223
Disposal	—	—	751	751
Others	317	(1)	(62,904)	(62,588)

Ending balance	(4,178)	(9,133)	(125,869)	(139,180)

	For the year ended December 31, 2023
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(4,178)	(9,133)	(125,869)	(139,180)
Transfer to 12-month expected credit losses	(388)	285	103	—
Transfer to lifetime expected credit losses	223	(246)	23	—
Transfer to credit-impaired financial assets	50	266	(316)	—
Net reversal (provision) of loss allowance	(3,141)	(8,235)	(10,829)	(22,205)
Charge-off	—	—	4,341	4,341
Disposal	—	—	2,597	2,597
Others	(1,585)	1	(249)	(1,833)

Ending balance	(9,019)	(17,062)	(130,199)	(156,280)

(10) Changes in the gross carrying amount of other financial assets are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2021
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	7,267,426	76,418	188,187	7,532,031
Transfer to 12-month expected credit losses	8,909	(8,894)	(15)	—
Transfer to lifetime expected credit losses	(27,369)	27,399	(30)	—
Transfer to credit-impaired financial assets	(1,877)	(1,638)	3,515	—
Charge-off	—	—	(9,965)	(9,965)
Disposal	—	—	(1,716)	(1,716)
Net increase (decrease)	1,757,450	13,312	(5,108)	1,765,654

Ending balance	9,004,539	106,597	174,868	9,286,004

	For the year ended December 31, 2022
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	9,004,539	106,597	174,868	9,286,004
Transfer to 12-month expected credit losses	9,765	(9,749)	(16)	—
Transfer to lifetime expected credit losses	(38,248)	38,265	(17)	—
Transfer to credit-impaired financial assets	(1,484)	(2,824)	4,308	—
Charge-off	—	—	24	24
Disposal	(5)	—	(917)	(922)
Net increase (decrease)	(88,214)	(110,835)	(99,748)	(298,797)
Changes due to business combinations	368	—	—	368

Ending balance	8,886,721	21,454	78,502	8,986,677

	For the year ended December 31, 2023
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	8,886,721	21,454	78,502	8,986,677
Transfer to 12-month expected credit losses	14,252	(14,143)	(109)	—
Transfer to lifetime expected credit losses	(30,528)	30,559	(31)	—
Transfer to credit-impaired financial assets	(7,299)	(1,498)	8,797	—
Charge-off	—	—	(4,341)	(4,341)
Disposal	—	—	(3,318)	(3,318)
Net increase (decrease)	3,634,239	75,526	74,653	3,784,418
Changes due to business combinations	13,240	—	—	13,240

Ending balance	12,510,625	111,898	154,153	12,776,676

11. FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

(1)	The fair value hierarchy
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

	December 31, 2023
	Level 1 (*)	Level 2 (*)	Level 3	Total
Financial assets:
Financial assets at FVTPL
Deposits	39,241	—	—	39,241
Debt securities	4,414,956	1,888,052	4,230	6,307,238
Equity securities	68,691	19	353,279	421,989
Capital contributions	—	—	2,459,646	2,459,646
Beneficiary certificates	169,012	3,634,938	1,705,965	5,509,915
Loans	—	726,714	56,002	782,716
Derivative assets	113	5,669,078	129,138	5,798,329
Other financial assets in foreign currency	—	—	42,408	42,408
Others	—	—	183,274	183,274

Sub-total	4,692,013	11,918,801	4,933,942	21,544,756

Financial assets at FVTOCI
Debt securities	12,392,117	24,301,994	—	36,694,111
Equity securities	649,220	—	548,164	1,197,384

Sub-total	13,041,337	24,301,994	548,164	37,891,495

Derivative assets (designated for hedging)	—	26,708	—	26,708

Total	17,733,350	36,247,503	5,482,106	59,462,959

Financial liabilities:
Financial liabilities at FVTPL
Deposits due to customers	39,524	—	—	39,524
Derivative liabilities	8,303	5,932,727	1,994	5,943,024
Securities sold	155,765	—	—	155,765

Sub-total	203,592	5,932,727	1,994	6,138,313

Derivative liabilities (designated for hedging)	—	153,007	—	153,007

Total	203,592	6,085,734	1,994	6,291,320

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
Financial instruments are measured at fair value using a quoted market price in active markets. If there is no active market for a financial instrument, the Group determines the fair value using valuation methods. Valuation methods and input variables for each type of financial instruments are as follows:

1) Valuation methods and input variables for each type of financial instrument classified into level 2 in December 31, 2022 and 2023 are as follows:

	Valuation methods	Input variables
Debt securities	Fair value is measured by discounting the future cash flows of debt securities applying the risk-free market rate with credit spread and LSMC and Hull-White model.	Risk-free market rate, credit spread, discount rate originated from credit grade, volatility of stock and volatility of interest rate

Equity securities and beneficiary certificates	Equity securities and beneficiary certificates are measured at net asset value method, DCF model (Discounted Cash Flow Model), Binomial Tree model and T-F model.	Values of underlying assets such as bond, discount rate, volatility of stock, terminal growth rate etc.

Derivatives	Fair value is measured by models such as option model (Closed form).	Discount rate, volatility, exchange rate, stock prices, fair value originated from forward price etc.

Loans	Fair value is measured by discounting the future cash flows of debt instruments by applying the market interest rate applied to entities with similar creditworthiness to the debtor.	Risk-free market rate and credit spread
2) Valuation methods and input variables for each type of financial instrument classified into level 3 in December 31, 2022 and 2023 are as follows:

	Valuation methods	Input variables
Loans	Fair value is measured by using the DCF model (Discounted Cash Flow Model), which is a valuation technique commonly used in the market taking into account the price and volatility of the underlying asset, T-F model, LSMC and Hull-White etc.	Values of underlying assets, volatility, discount rate, volatility of stock, volatility of interest rate

Debt securities	Fair value is measured by models such as LSMC(Least-Squares Monte Carlo), Hull-White model.	Discount rate originated from credit grade, volatility of stocks, volatility of interest rate etc.

Equity securities, capital contributions and Beneficiary certificates	Among DCF (Discounted Cash Flow) Model, FCFE (Free Cash Flow to Equity) Model, Comparable Company Analysis, Dividend Discount Model, Risk-adjusted Rate of Return Method, Net Asset Value Method, LSMC, Binomial Tree Model, Hull-White and Precedent Transactions model, one or more methods are used given the characteristic of the subject of fair value measurement.	Risk-free market rate, market risk premium, corporate Beta, stock prices, volatility of underlying asset, discount rate originated from credit grade, volatility of interest rate, volatility of real estate value, terminal growth rate, PBR, PSR etc.

Derivatives	Fair value is measured by models such as option model.	Correlation, etc.

Others	The fair value of the underlying asset, after calculating the fair value using the DCF model, etc., considering the price and volatility of the calculated underlying asset, is calculated using the binomial tree, which is commonly used valuation techniques in the market.	Stock price, volatility of underlying assets, etc.

Valuation methods of financial assets and liabilities measured at fair value and classified into Level 3 and significant but unobservable inputs are as follows:

	Fair value measurement technique	Type	Significant unobservable inputs	Range(%)	Impact of changes in significant unobservable inputs on fair value measurement
Loans	DCF model and others		Discount rate	4.05%~6.58%	Fair value increases as discount rate decreases.
	LSMC(Hull-White)		Volatility of stock	0.19%~0.24%	Fair value increases as volatility of stock increases.
			Volatility of interest rate	0.47%~0.91%	Fair value increases as volatility of interest rate increases.
			Discount rate	13.78%~21.92%	Fair value increases as discount rate decreases.
Derivative assets	Option valuation model and others	Equity related	Correlation coefficient	0.32~0.68	Variation of fair value increases as correlation coefficient increases.
Derivative liabilities	Option valuation model and others	Equity related	Correlation coefficient	0.32~0.68	Variation of fair value increases as correlation coefficient increases.
Equity securities, capital contributions, and beneficiary certificates	Binomial Tree		Discount rate	3.58%	Fair value increases as discount rate decreases.
			Stock prices, Volatility of underlying asset, Volatility of stocks	27.34%~76.22%	Variation of fair value increases as volatility of underlying asset and stock price increases.
	Risk-adjusted discount rate method (Tsiveriotis-Fernandes)		Discount rate	6.98%	Fair value increases as discount rate decreases.
			Volatility of stock	34.6%	Variation of fair value increases as volatility of stock increases.
	DCF model and others		Discount rate	5.08%~19.90%	Fair value increases as discount rate decreases.
			Terminal growth rate	0.00%, 1.00%	Fair value increases as terminal growth rate increases.
			Liquidation value	-1.00%~1.00%	Fair value increases as liquidation value increases.
	LSMC(Hull-White)		Discount rate	5.06%~6.86%	Fair value increases as discount rate decreases.
Others	Binomial Tree		Stock prices, Volatility of underlying asset	15.48%~76.22%	Variation of fair value increases as volatility of underlying asset and stock price increases.
			Discount rate	10.42%	Fair value increases as discount rate decreases.
			Growth rate	0.00%	Fair value increases as terminal growth rate increases
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

	For the year ended December 31, 2023
	Beginning balance	Business combination	Net income (loss) (*1)	Other comprehensive income	Purchases/ issuances	Disposals / settlements	Transfer to or out of Level 3 (*2)	Ending balance
Financial assets:
Financial assets at FVTPL
Debt securities	1,078	—	152	—	4,000	(1,000)	—	4,230
Equity securities	307,851	10,628	10,632	—	62,638	(32,630)	(5,840)	353,279
Capital contributions	1,976,474	10,977	65,437	—	655,921	(249,163)	—	2,459,646
Beneficiary certificates	1,458,776	—	3,534	—	280,435	(36,780)	—	1,705,965
Loans	104,505	—	483	—	577,296	(626,282)	—	56,002
Derivative assets	93,970	—	41,620	—	2,273	(8,725)	—	129,138
Other foreign currency financial assets	41,679	—	729	—	—	—	—	42,408
Others	144,840	—	9,015	—	32,214	(2,795)	—	183,274

Sub-total	4,129,173	21,605	131,602	—	1,614,777	(957,375)	(5,840)	4,933,942

Financial assets at FVTOCI
Equity securities	557,065	—	—	(6,564)	343	(2,657)	(23)	548,164
Loans	—	—	—	—	139,567	(139,567)	—	—

Sub-total	557,065	—	—	(6,564)	139,910	(142,224)	(23)	548,164

Total	4,686,238	21,605	131,602	(6,564)	1,754,687	(1,099,599)	(5,863)	5,482,106

Financial liabilities:
Financial liabilities at FVTPL
Derivative liabilities	9,449	—	1,994	—	—	(9,449)	—	1,994

Total	9,449	—	1,994	—	—	(9,449)	—	1,994

(*1)
For financial liabilities, positive numbers represent losses that increase balance and negative numbers represent gains that decrease balance. The gain amounting to 171,095 million Won for the year ended December 31, 2023, which is from financial assets and liabilities that the Group holds as at the end of the year.

(*2)	The Group recognizes transfers among levels at the end of reporting period in which events have occurred or conditions have changed.
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
Meanwhile, among the financial instruments that are classified as Level 3 amounting to 4,695,688 million Won
 and
5,484,098 million Won as of December 31, 2022 and 2023 respectively, equity instruments of 3,196,703 million Won and 4,704,747 million Won whose carrying amount are considered to represent the reasonable approximation of fair value are excluded from the sensitivity analysis.

The sensitivity on fluctuation of input variables by financial instruments as of December 31, 2021, 2022 and 2023 is as follows (Unit: Korean Won in millions):

	December 31, 2021
	Net income (loss)		Other comprehensive income (loss)
	Favorable	Unfavorable	Favorable	Unfavorable
Financial assets:
Financial assets at FVTPL
Derivative assets (*1)	1,668	(1,191)	—	—
Loans (*2)	682	(671)	—	—
Debt securities	13	(12)	—	—
Equity securities (*2) (*3) (*4)	6,348	(5,331)	—	—
Beneficiary certificates (*4)	1,305	(1,171)	—	—
Others (*2)	921	(876)	—	—
Financial assets at FVTOCI
Equity securities (*3) (*4)	—	—	30,391	(23,865)

Total	10,937	(9,252)	30,391	(23,865)

Financial liabilities:
Financial liabilities at FVTPL
Derivative liabilities (*1)	205	(264)	—	—

Total	205	(264)	—	—

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

	December 31, 2022
	Net income (loss)		Other comprehensive income (loss)
	Favorable	Unfavorable	Favorable	Unfavorable
Financial assets:
Financial assets at FVTPL
Derivative assets (*1)	2,453	(1,993)	—	—
Loans (*2)	203	(200)	—	—
Debt securities	1	—	—	—
Equity securities (*2) (*3) (*4)	10,146	(8,079)	—	—
Beneficiary certificates (*4)	737	(737)	—	—
Others (*2)	2,860	(2,790)	—	—
Financial assets at FVTOCI	—	—	—	—
Equity securities (*3) (*4)	—	—	24,370	(17,579)

Total	16,400	(13,799)	24,370	(17,579)

Financial liabilities:
Financial liabilities at FVTPL
Derivative liabilities (*1)	41	(39)	—	—

Total	41	(39)	—	—

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

	December 31, 2023
	Net income (loss)		Other comprehensive income (loss)
	Favorable	Unfavorable	Favorable	Unfavorable
Financial assets:
Financial assets at FVTPL
Derivative assets (*1)	88	(95)	—	—
Loans (*2)	202	(199)	—	—
Debt securities (*3)	21	(22)	—	—
Equity securities (*2) (*3) (*4)	11,562	(8,953)	—	—
Beneficiary certificates (*4)	722	(722)	—	—
Others (*2)	4,098	(3,921)	—	—
Financial assets at FVTOCI
Equity securities (*3) (*4)	—	—	28,020	(22,302)

Total	16,693	(13,912)	28,020	(22,302)

Financial liabilities:
Financial liabilities at FVTPL
Derivative liabilities (*1)	10	(7)	—	—

Total	10	(7)	—	—

(*1)
Fair value changes of equity related derivatives assets and liabilities and equity-linked securities are calculated by increasing or decreasing correlation, which are major unobservable variables, by 10%, respectively.

(*2)
Fair value changes of equity securities are calculated by increasing or decreasing stock prices
(-10%~10%)
and volatility
(-10%p~10%p).
The stock prices and volatility are major unobservable variables.

(*3)
Fair value
changes of equity securitie
s are calculated by
increasing or decreasing terminal
growth rate
(-0.5%p~1%p)
and discount rate
(-1%p~1%p)
or liquidation value
(-1%p~1%p).
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

(5) Fair value and carrying amount of financial assets and liabilities that are recorded at amortized cost are as follows (Unit: Korean Won in millions):

	December 31, 2022
	Fair value				Carrying amount
	Level 1	Level 2	Level 3	Total
Financial assets:
Securities at amortized cost	2,652,449	24,623,369	—	27,275,818	28,268,516
Loans and other financial assets at amortized cost	—	6,238,724	345,952,544	352,191,268	355,760,729
Financial liabilities:
Deposits due to customers	—	343,931,576	—	343,931,576	342,105,209
Borrowings	—	26,063,256	2,135,047	28,198,303	28,429,603
Debentures	—	42,918,411	—	42,918,411	44,198,486
Other financial liabilities (*)	—	21,244,664	536,209	21,780,873	22,492,705

(*)	Lease liabilities are excluded as of December 31, 2022.

	December 31, 2023
	Fair value				Carrying amount
	Level 1	Level 2	Level 3	Total
Financial assets:
Securities at amortized cost	2,361,627	21,303,099	—	23,664,726	23,996,172
Loans and other financial assets at amortized cost	—	9,905,518	364,211,207	374,116,725	373,148,148
Financial liabilities:
Deposits due to customers	—	360,186,521	—	360,186,521	357,784,297
Borrowings	—	31,065,237	87,342	31,152,579	30,986,746
Debentures	—	40,504,019	—	40,504,019	41,239,245
Other financial liabilities (*)	—	24,584,447	609,620	25,194,067	25,780,550

(*)	Lease liabilities are excluded as of December 31, 2023.
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
Risk-free market rate, credit spread and prepayment rate

Deposits due to customers, borrowings, debentures and other financial liabilities	The fair value is measured by discounting the projected cash flows of debt products by applying the market discount rate that is reflecting credit rating of the Group.	Risk-free market rate and credit spread

(6) Financial instruments by category
Carrying amounts of financial assets and liabilities by each category are as follows (Unit: Korean Won in millions):

	December 31, 2022
Financial assets	Financial asset at FVTPL	Financial assets at FVTOCI	Financial assets at amortized cost	Derivatives assets (designated for hedging)	Total
Deposits	34,995	—	2,994,672	—	3,029,667
Securities	10,676,985	33,085,080	28,268,516	—	72,030,581
Loans	899,228	—	343,918,560	—	344,817,788
Derivative assets	8,206,181	—	—	37,786	8,243,967
Other financial assets	43,184	—	8,847,497	—	8,890,681

Total	19,860,573	33,085,080	384,029,245	37,786	437,012,684

	December 31, 2022
Financial liabilities	Financial liabilities at FVTPL	Financial liabilities at amortized cost	Derivatives liabilities (designated for hedging)	Total
Deposits due to customers	35,161	342,105,209	—	342,140,370
Borrowings	12,113	28,429,603	—	28,441,716
Debentures	—	44,198,486	—	44,198,486
Derivative liabilities	8,905,125	—	202,911	9,108,036
Other financial liabilities (*)	—	22,492,707	—	22,492,707

Total	8,952,399	437,226,005	202,911	446,381,315

(*)	Lease liabilities are excluded as of December 31, 2022.

	December 31, 2023
Financial assets	Financial asset at FVTPL	Financial assets at FVTOCI	Financial assets at amortized cost	Derivatives assets (designated for hedging)	Total
Deposits	39,241	—	1,950,573	—	1,989,814
Securities	14,880,479	37,891,495	23,996,172	—	76,768,146
Loans	782,716	—	358,577,179	—	359,359,895
Derivative assets	5,798,329	—	—	26,708	5,825,037
Other financial assets	43,991	—	12,620,396	—	12,664,387

Total	21,544,756	37,891,495	397,144,320	26,708	456,607,279

	December 31, 2023
Financial liabilities	Financial liabilities at FVTPL	Financial liabilities at amortized cost	Derivatives liabilities (designated for hedging)	Total
Deposits due to customers	39,524	357,784,297	—	357,823,821
Borrowings	155,765	30,986,746	—	31,142,511
Debentures	—	41,239,245	—	41,239,245
Derivative liabilities	5,943,024	—	153,007	6,096,031
Other financial liabilities (*)	—	25,780,550	—	25,780,550

Total	6,138,313	455,790,838	153,007	462,082,158

(*)	Lease liabilities are excluded as of December 31, 2023.

(7) Income or expense from financial instruments by category
Income or expense from financial assets and liabilities by each category during the years ended December 31, 2021, 2022 and 2023 are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2021
	Interest Income (expense)	Fees and Commissions Income (expense)	Reversal (provision) of credit loss	Gain or loss on transactions and valuation	Dividends, etc.	Total
Financial assets at FVTPL	45,803	(156)	—	325,751	284,683	656,081
Financial assets at FVTOCI	381,814	1,343	(4,909)	32,624	24,528	435,400
Securities at amortized cost	324,920	—	(664)	—	—	324,256
Loans and other financial assets at amortized cost	9,142,212	494,296	(551,957)	107,317	—	9,191,868
Financial liabilities at amortized cost	(2,901,592)	2,205	—	—	—	(2,899,387)
Net derivatives (designated for hedging)	—	—	—	72,493	—	72,493

Total	6,993,157	497,688	(557,530)	538,185	309,211	7,780,711

	For the year ended December 31, 2022
	Interest Income (expense)	Fees and Commissions Income (expense)	Reversal (provision) of credit loss	Gain or loss on transactions and valuation	Dividends, etc.	Total
Financial assets at FVTPL	106,698	(134)	—	238,502	136,136	481,202
Financial assets at FVTOCI	632,615	1,606	827	(21,498)	23,846	637,396
Securities at amortized cost	515,246	—	(3,151)	—	—	512,095
Loans and other financial assets at amortized cost	13,399,990	600,902	(881,668)	74,204	—	13,193,428
Financial liabilities at amortized cost	(5,950,277)	2,094	—	—	—	(5,948,183)
Net derivatives (designated for hedging)	—	—	—	78,822	—	78,822

Total	8,704,272	604,468	(883,992)	370,030	159,982	8,954,760

	For the year ended December 31, 2023
	Interest Income (expense)	Fees and Commissions Income (expense)	Reversal (provision) of credit loss	Gain or loss on transactions and valuation	Dividends, etc.	Total
Financial assets at FVTPL	192,094	514	—	488,486	222,357	903,451
Financial assets at FVTOCI	999,407	1,621	(16,542)	(37,641)	17,936	964,781
Securities at amortized cost	782,513	—	(5,549)	—	—	776,964
Loans and other financial assets at amortized cost	18,667,540	578,387	(1,839,987)	203,942	—	17,609,882
Financial liabilities at amortized cost	(11,887,127)	1,247	—	—	—	(11,885,880)
Net derivatives (designated for hedging)	—	—	—	15,678	—	15,678

Total	8,754,427	581,769	(1,862,078)	670,465	240,293	8,384,876

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

		December 31, 2022	December 31, 2023
Assets transferred	Financial assets at FVTPL	214,577	238,461
	Financial assets at FVTOCI	583,198	556,583
	Securities at amortized cost	1,171,300	48,368

	Total	1,969,075	843,412

Related liabilities	Bonds sold under repurchase agreements	1,898,744	757,691

2)	Securities loaned
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

		December 31, 2022	December 31, 2023	Loaned to
Financial assets at FVTPL	Korean treasury and government bonds	—	625,398	The Korea Securities Finance Corporation
Financial assets at FVTOCI	Korean treasury and government bonds	98,027	592,218	Korea Securities Depository, etc.

3)	Liquidity of financial assets
As of December 31, 2022 and 2023, the consolidated structured companies issued asset-backed securities with loans and corporate bonds held by the Group as liquid assets, and the Group bear related risks through the purchase agreements or credit contributions. The transaction details of the transfer of the financial instrument are as follows:

		December 31, 2022	December 31, 2023
		Carrying amount (*)	Carrying amount (*)
Assets transferred	Financial assets at FVPL	49,808	—
	Loans at amortized cost	4,640,182	5,098,217
Related liabilities	Asset-backed borrowings	231,800	2,434,900
	Asset-backed bonds	1,209,364	1,487,895

(*)	The carrying amount is the amount before the allowance for bad debts.
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
As of December 31, 2022 and 2023, the financial instruments to be offset and may be covered by master netting agreements and similar agreements are as follows (Unit: Korean Won in millions):

	December 31, 2022
	Gross amounts of recognized financial instruments	Gross amounts of recognized financial instruments setoff	Net amounts of consolidated financial instruments presented	Related amounts not setoff in the consolidated statement of financial position		Net amounts
				Netting agreements and others	Cash collateral received and others
Financial assets:
Derivative assets (*1)	7,032,465	—	7,032,465	9,175,416	748,981	1,616,779
Receivable spot exchange (*2)	4,508,711	—	4,508,711
Bonds purchased under resale agreements (*2)	6,793,938	—	6,793,938	6,793,938	—	—
Domestic exchange settlement debits (*2) (*5)	39,787,371	39,209,452	577,919	—	—	577,919

Total	58,122,485	39,209,452	18,913,033	15,969,354	748,981	2,194,698

Financial liabilities:
Derivative liabilities (*1)	7,652,440	—	7,652,440	10,043,092	145,268	1,972,695
Payable spot exchange (*3)	4,508,615	—	4,508,615
Bonds sold under repurchase agreements (*4)	2,313,044	—	2,313,044	2,313,044	—	—
Domestic exchange settlement credits (*3) (*5)	43,841,373	39,209,452	4,631,921	2,504,062	—	2,127,859

Total	58,315,472	39,209,452	19,106,020	14,860,198	145,268	4,100,554

(*1)	The items include derivative assets and liabilities held for trading and designated for hedging.
(*2)	The items are included in loan at amortized cost and other financial assets.
(*3)	The items are included in other financial liabilities.
(*4)	The items are included in borrowings.
(*5)	Certain financial assets and liabilities are presented as net amounts.

	December 31, 2023
	Gross amounts of recognized financial assets	Gross amounts of recognized financial assets setoff	Net amounts of consolidated financial assets presented	Related amounts not setoff in the consolidated statement of financial position		Net amounts
				Netting agreements and others	Cash collateral received and others
Financial assets:
Derivative assets (*1)	5,200,277	—	5,200,277
Receivable spot exchange (*2)	7,641,347	—	7,641,347	11,328,147	424,466	1,089,011
Bonds purchased under resale agreements (*2)	3,256,392	—	3,256,392	3,256,392	—	—
Domestic exchange settlement debits (*2) (*5)	49,034,521	48,587,951	446,570	—	—	446,570

Total	65,132,537	48,587,951	16,544,586	14,584,539	424,466	1,535,581

Financial liabilities:
Derivative liabilities (*1)	5,126,697	—	5,126,697
Payable spot exchange (*3)	7,641,946	—	7,641,946	11,425,925	139,143	1,203,575
Bonds sold under repurchase agreements (*4)	1,119,991	—	1,119,991	1,119,991	—	—
Domestic exchange settlement credits (*3)(*5)	49,974,648	48,587,951	1,386,697	1,367,709	—	18,988

Total	63,863,282	48,587,951	15,275,331	13,913,625	139,143	1,222,563

(*1)	The items include derivative assets and liabilities held for trading and designated for hedging.
(*2)	The items are included in loan at amortized cost and other financial assets.
(*3)	The items are included in other financial liabilities.
(*4)	The items are included in borrowings.
(*5)	Certain financial assets and liabilities are presented as net amounts.
13. INVESTMENTS IN JOINT VENTURES AND ASSOCIATES

(1)	Investments in associates accounted for using the equity method of accounting are as follows:

		Percentage of ownership (%)
Joint ventures and associates (*4)	Main business	December 31, 2022	December 31, 2023	Location	Financial statements as of
Woori Bank
W Service Networks Co., Ltd. (*1)(*5)	Freight & staffing services	4.9	4.9	Korea	2023-11-30
Korea Credit Bureau Co., Ltd. (*2)	Credit information	9.9	9.9	Korea	2023-12-31
Korea Finance Security Co., Ltd. (*1) (*5)	Security service	15.0	15.0	Korea	2023-11-30
Wongwang Co., Ltd. (*3)	Wholesale and real estate	29.0	29.0	Korea	—
Sejin Construction Co., Ltd. (*3)	Construction	29.6	29.6	Korea	—
ARES-TECH Co., Ltd. (*3)	Electronic component manufacturing	23.4	23.4	Korea	—
Beomgyo., Ltd. (*3)	Telecommunication equipment retail sales	23.1	23.1	Korea	—
NK Eng Co., Ltd. (*3)	Manufacturing	23.1	23.1	Korea	—
Woori Growth Partnerships New Technology Private Equity Fund (*8)	Other financial services	23.1	—	Korea	—
2016KIF-IMM Woori Bank Technology Venture Fund (*8)	Other financial services	20.0	—	Korea	—

		Percentage of ownership (%)
Joint ventures and associates (*4)	Main business	December 31, 2022	December 31, 2023	Location	Financial statements as of
K BANK Co., Ltd. (*2)(*5)	Finance	12.6	12.6	Korea	2023-11-30
Woori Bank-Company K Korea Movie Asset Fund (*8)	Other financial services	25.0	—	Korea	—
Partner One Value Up I Private Equity Fund	Other financial services	23.3	23.3	Korea	2023-12-31
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership	Other financial services	20.0	20.0	Korea	2023-12-31
Crevisse Raim Impact 1st Startup Venture Specialist Private Equity Fund	Other financial services	25.0	25.0	Korea	2023-12-31
LOTTE CARD Co., Ltd. (*5)	Credit card and installment financing	20.0	20.0	Korea	2023-09-30
Union Technology Finance Investment Association	Other financial services	29.7	29.7	Korea	2023-12-31
Dicustody Co., Ltd. (*2)	Other information technology and computer operation related services	1.0	1.0	Korea	2023-12-31
Orient Shipyard Co., Ltd. (*5)	Manufacture of sections for ships	22.7	22.7	Korea	2023-11-30
Joongang Network Solution Co.,Ltd. (*5)	Other information technology and computer operation related services	25.3	25.3	Korea	2023-09-30
Win Mortgage Co.,LTd. (*1)(*5)(*12)	Other financial services	—	4.5	Korea	2023-09-30
Together-Korea Government Private Pool Private Securities Investment Trust No. 3	Other financial services	100.0	100.0	Korea	2023-12-31
BTS 2nd Private Equity Fund	Other financial services	20.0	20.0	Korea	2023-12-31
STASSETS FUND III	Other financial services	28.3	28.3	Korea	2023-12-31
SF CREDIT PARTNERS, LLC (*2)(*12)	Other financial services	—	10.0	Korea	2023-12-31
Rea Company (*5) (*12)	Other financial services	—	24.5	Korea	2023-09-30
ARAM CMC Co.,Ltd. (*5) (*12)	Other financial services	—	20.0	Korea	2023-11-30
Woori Bank (*6)
Japanese Hotel Real Estate Private Equity Fund No.2	Other financial services	19.9	19.9	Korea	2023-12-31
Woori Seoul Beltway Private Special Asset Fund No.1	Trust and collective investment	25.0	25.0	Korea	2023-12-31
Woori General Private Securities Investment Trust (Bond) No.1 (*12)	Collective investment business	—	25.0	Korea	2023-12-31
Woori Short-term Bond Securities Investment Trust(Bond) ClassC-F	Collective investment business	27.9	15.0	Korea	2023-12-31
Woori Safe Plus General Type Private Investment Trust S-8(Bond)	Collective investment business	9.2	9.1	Korea	2023-12-31
Woori General Private Securities Investment Trust(Bond) No.2 (*12)	Collective investment business	—	27.3	Korea	2023-12-31
Woori Smart General Private Equity Investment Trust 1(bond) (*12)	Collective investment business	—	28.6	Korea	2023-12-31
Woori General Private Securities Investment Trust(Bond) No.3 (*12)	Collective investment business	—	27.8	Korea	2023-12-31
Woori Asset Global Partnership Fund No. 5 (*12)	Collective investment business	—	57.7	Korea	2023-12-31
Woori Short Term Government and Special Bank Bond Active ETF (*12)	Collective investment business	—	20.8	Korea	2023-12-31
Woori 25-09 Corporate Bond(AA- or higher) Active ETF (*12)	Collective investment business	—	29.3	Korea	2023-12-31

		Percentage of ownership (%)
Joint ventures and associates (*4)	Main business	December 31, 2022	December 31, 2023	Location	Financial statements as of
Woori Financial Capital Co., Ltd.
WOORI TAERIM 1st Fund	Other financial services	25.6	25.6	Korea	2023-12-31
Portone-Cape Fund No.1	Other financial services	20.0	20.0	Korea	2023-12-31
KIWOOM WOORI Financial 1st Fund (*7)(*8)	Other financial services	9.1	—	Korea	—
DeepDive WOORI 202 1 -1 Financial Investment Fund (*7)	Other financial services	11.9	11.9	Korea	2023-12-31
Darwin Green Packaging Private Equity Fund	Other financial services	20.4	20.4	Korea	2023-12-31
DS Power Semicon Private Equity Fund (*8)	Other financial services	21.0	—	Korea	—
Koreawide partners 2nd Private Equity Fund	Other financial services	26.7	26.7	Korea	2023-12-31
Woori Investment Bank Co., Ltd. (*6)
Woori FirstValue Private Real Estate Fund No.2	Real estate business	12.0	12.0	Korea	2023-12-31
WooriG Real Infrastructure Blind General Type Private Placement Investment Trust	Investment trust and discretionary investment business	0.1	0.1	Korea	2023-12-31
Woori Asset Management Co. Ltd.
Woori Star50 feeder fund(H) (*8)	Collective investment business	17.9	—	Korea	—
Woori Together TDF 2025 (*8)	Collective investment business	23.6	—	Korea	—
Woori Together TDF 2030	Collective investment business	23.8	28.0	Korea	2023-12-31
Woori Together OCIO Target Return Feeder fund (Balance Bond) (*12)	Collective investment business	—	20.4	Korea	2023-12-31
Woori Multi Return Private Securities Investment Trust 2(Balanced Bond) (*8)(*12)	Collective investment business	—	—	Korea	—
Woori Private Equity Asset Management Co., Ltd.
Australia Green Energy 1st PEF (*2)	Other financial services	4.0	4.0	Korea	2023-12-31
Aarden Woori Apparel 1st Private Equity Fund (*2)	Other financial services	0.5	0.5	Korea	2023-12-31
Woori Dyno 1st Private Equity Fund (*2)	Other financial services	19.6	19.6	Korea	2023-12-31
Woori Venture Partners Co., Ltd.
KTB-KORUS FUND (*9)	Asset Management	—	37.5	Korea	2023-12-31
KTB China Platform Fund (*9)(*10)(*11)	Asset Management	—	18.7	Korea	2023-12-31
KTBN Venture Fund No.7 (*9)(*10)	Asset Management	—	20.1	Korea	2023-12-31
KTBN Venture Fund No.8 (*10)	Asset Management	—	21.7	Korea	2023-12-31
KTBN Digital Contents Korea Fund No.9 (*9)(*10)	Asset Management	—	30.0	Korea	2023-12-31
KTBN Media Contents Fund (*9)(*10)(*11)	Asset Management	—	15.0	Korea	2023-12-31
KTB China Synergy Fund (*10)(*11)	Asset Management	—	15.1	Korea	2023-12-31
NAVER-KTB Audio Contents Fund (*11)	Asset Management	—	1.0	Korea	2023-12-31
KTBN Venture Fund No.13 (*10)(*11)	Asset Management	—	19.6	Korea	2023-12-31
KTBN Future Contents Fund (*10)(*11)	Asset Management	—	13.3	Korea	2023-12-31
KTBN Venture Fund No.16 (*11)	Asset Management	—	10.3	Korea	2023-12-31
KTBN Venture Fund No.18 (*11)	Asset Management	—	10.1	Korea	2023-12-31
KB-KTB Technology Venture Fund (*11)	Asset Management	—	18.2	Korea	2023-12-31
Woori 2022 Scaleup Venture Fund	Asset Management	—	20.0	Korea	2023-12-31
Woori 2022 Start-up Venture Fund	Asset Management	—	30.1	Korea	2023-12-31
KTB-NHN China Private Equity Fund (*9)	Asset Management	—	33.3	Korea	2023-12-31
KTBN GI Private Equity Fund (*11)	Asset Management	—	5.0	Korea	2023-12-31
Chirochem	Medical material Manufacturing	—	28.6	Korea	2023-12-31

		Percentage of ownership (%)
Joint ventures and associates (*4)	Main business	December 31, 2022	December 31, 2023	Location	Financial statements as of
Japanese Hotel Real Estate Private Equity Fund 1
Godo Kaisha Oceanos 1 (*5)	Other financial services	47.8	47.8	Japan	2023-10-31
Woori G Japan Private Placement Real Estate Master Investment Trust No.2
Woori Zip 1 (*5)	Other financial services	64.0	62.4	Japan	2023-09-30
Woori Zip 2 (*5)	Other financial services	64.0	62.8	Japan	2023-09-30
Woori bank and Woori card Co., Ltd. (*6)
Dongwoo C & C Co., Ltd. (*3)	Construction	24.5	24.5	Korea	—
SJCO Co., Ltd. (*3)	Aggregate transportation and wholesale	29.8	29.8	Korea	—
G2 Collection Co., Ltd. (*3)	Wholesale and retail sales	29.2	29.2	Korea	—
KG Fashion Co., Ltd. (*3)(*5)(*12)	Manufacturing	—	20.8	Korea	2023-11-30
Kyesan Engineering Co., Ltd. (*3)	Construction	23.3	23.3	Korea	—
Good Software Lap Co., Ltd. (*3)	Service	29.4	29.4	Korea	—
Force TEC Co., Ltd. (*8)	Manufacturing	24.5	—	Korea	—
DAEA SNC Co., Ltd. (*3)	Wholesale and retail sales	25.5	25.5	Korea	—
PREXCO Co., Ltd. (*3)	Manufacturing	28.1	28.1	Korea	—
JiWon Plating Co., Ltd. (*3)	Plating	20.8	20.8	Korea	—
Youngdong Sea Food Co., Ltd. (*3)	Processed sea food manufacturing	24.5	24.5	Korea	—
KUM HWA Co., Ltd.	Telecommunication equipment retail sales	20.1	20.1	Korea	2023-12-31
Jinmyung Plus Co., Ltd. (*5)	Manufacturing	21.3	21.3	Korea	2023-09-30
Woori bank and Woori Financial Capital Co., Ltd . (*6)
JC Assurance No.2 Private Equity Fund	Other financial services	23.5	23.5	Korea	2023-12-31
Dream Company Growth no.1 PEF	Other financial services	27.8	27.8	Korea	2023-12-31
HMS-Oriens 1st Fund	Other financial services	22.8	22.8	Korea	2023-12-31
Woori G Senior Loan Private Placement Investment Trust No.1	Collective investment business	21.7	21.7	Korea	2023-12-31
Genesis Eco No.1 Private Equity Fund	Other financial services	29.0	29.0	Korea	2023-12-31
Paratus Woori Material Component Equipment joint venture company	Other financial services	29.9	29.9	Korea	2023-12-31
Midas No. 8 Private Equity Joint Venture Company	Other financial services	28.5	28.5	Korea	2023-12-31
Orchestra Private Equity Fund IV	Other financial services	28.2	28.2	Korea	2023-12-31
Synaptic Green No.1 PEF	Other financial services	21.1	21.1	Korea	2023-12-31
IGEN2022No. 1 Private Equity Fund	Other financial services	24.8	24.8	Korea	2023-12-31
PCC-Woori LP Secondary Fund	Other financial services	38.8	38.9	Korea	2023-12-31
Synaptic Future Growth Private Equity Fund 1 (*12)	Other financial investment	—	23.8	Korea	2023-12-31
Woori Bank and Woori Asset Management Co. Ltd. (*6)
Woori BIG2 Plus Securities Investment Trust (Balanced Bond)	Collective investment business	23.1	14.1	Korea	2023-12-31
Woori Bank and Woori Private Equity Asset Management Co., Ltd. (*6)
Woori-Q Corporate Restructuring Private Equity Fund (*13)	Other financial services	35.6	32.4	Korea	2023-12-31
Woori Bank, Woori Financial Capital Co., Ltd., Woori Investment Bank Co., Ltd. and Woori Private Equity Asset Management Co., Ltd. (*6)
Woori-Shinyoung Growth-Cap Private Equity Fund I	Other financial services	35.0	35.0	Korea	2023-12-31
NH Woori Newdeal Growth Alpha Private Equity Fund 1 (*12)	Other financial services	—	32.7	Korea	2023-12-31

(*1)	Most of the significant business transactions of associates are with the Group as of December 31, 2023 and 2022.
(*2)	The Group can participate in decision-making body and exercise significant influence over financial policies and operational policies decision making of the associates.
(*3)	There is no investment balance as of December 31, 2023 and 2022.
(*4)
Woori G Oncorp Corporate support of Major Industry General Type Private Placement Investment Trust (Type 2) and other 12 joint ventures and associates can exercise significant influence but was classified as an item measured at fair value through profit or loss.

(*5)
The equity method was applied using the most recent financial statements available from the settlement date because no financial statements were available at the end of the reporting period and the significant transactions or events that occurred between the end of the reporting period of the associate and the end of the reporting period of the subsidiary were duly reflected.

(*6)	Two or more subsidiaries may invest or operate to exert significant influence on the decision-making process for activities related to the investee.
(*7)	The Group can participate as a co-operator to exert significant influence.
(*8)	It was excluded from associates in current year.
(*9)	It has been liquidating as of December 31, 2023.
(*10)
If the distribution paid or to be paid to an investor at the time of liquidation is less than the investment amount, there is an existing agreement to prioritize the payment of the shortfall over other investors, up to a certain amount within the investment amount.

(*11)	The Group classified it as an associate because it has significant influence as a general partner of the investment association.
(*12)	It was added to associates in current year.
(*13)	It was classified as an associate due to holding of voting rights according to the initial investment agreement ratio.

(2)	Changes in the carrying value of investments in associates accounted for using the equity method of accounting are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2021
	Acquisition cost	January 1, 2021	Share of profits (losses)	Acquisition	Disposal/ Reclassification	Dividends	Change in capital	December 31, 2021
W Service Networks Co., Ltd.	108	191	(4)	—	—	(4)	—	183
Korea Credit Bureau Co., Ltd.	3,313	8,125	1,388	—	—	(90)	—	9,423
Korea Finance Security Co., Ltd.	3,267	3,066	35	—	—	—	—	3,101
Woori Growth Partnerships New Technology Private Equity Fund	14,991	15,032	(637)	—	(1,947)	—	—	12,448
2016KIF-IMM Woori Bank Technology Venture Fund	8,396	13,238	3,520	—	(3,497)	(631)	—	12,630
K BANK Co., Ltd. (*1)	236,232	174,097	67,553	—	—	—	(2,157)	239,493
Smart Private Equity Fund No.2	—	1,481	(797)	—	(684)	—	—	—
Woori Bank-Company K Korea Movie Asset Fund	—	2,788	137	—	(2,100)	(480)	—	345
Partner One Value Up I Private Equity Fund	5,039	9,816	2,521	—	(4,961)	(800)	—	6,576
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership	9,736	9,756	1,417	5,040	(5,060)	—	—	11,153
Crevisse Raim Impact 1st Startup Venture Specialist Private Equity Fund	4,255	4,129	—	125	—	—	—	4,254
LOTTE CARD Co.,Ltd.	346,810	422,832	39,301	—	—	(10,374)	6,536	458,295
Together-Korea Government Private Pool Private Securities Investment Trust No. 3	10,000	10,023	47	—	—	—	—	10,070
Genesis Environmental Energy Company 1st Private Equity Fund	3,738	3,979	147	—	—	—	—	4,126
Union Technology Finance Investment Association	12,750	4,485	(347)	8,250	—	—	—	12,388
Dicustody Co., Ltd.	1	—	—	1	—	—	—	1
Japanese Hotel Real Estate Private Equity Fund No.2	3,291	3,234	237	—	—	(201)	(74)	3,196
Woori G Clean Energy No.1	—	1,024	—	1,462	(2,338)	(148)	—	—
Woori Goseong Power EBL Private Special Asset Fund	—	15,118	227	—	(15,118)	(370)	143	—
Woori Seoul Beltway Private Special Asset Fund No.1	7,513	5,613	124	1,935	—	(121)	—	7,551
Woori Corporate Private Securities Fund 1 (Bond)	—	—	—	10,000	(10,000)	—	—	—
Woori G Star Private Placement Investment Trust No.33 [FI]	—	—	—	20,000	(20,000)	—	—	—
Woori Multi-Return Securities Investment Trust 3 (Balanced Bond)	10,000	—	23	10,000	—	—	—	10,023
Woori Short-term Bond Securities Investment Trust(Bond) ClassC-F	150,000	—	1,822	150,000	—	—	—	151,822
WOORI TAERIM 1st Fund	1,100	283	708	—	—	—	—	991
Portone-Cape Fund No.1	340	960	189	—	(660)	—	—	489
KIWOOM WOORI Financial 1st Investment Fund	1,000	994	(21)	—	—	—	—	973
DeepDive WOORI 2021-1 Financial Investment Fund	1,000	—	(7)	1,000	—	—	—	993
Darwin Green Packaging Private Equity Fund	4,000	—	(43)	4,000	—	—	—	3,957
Woori FirstValue Private Real Estate Fund No.2	9,000	2,130	(637)	—	—	(730)	—	763
WooriG Real Infrastructure Blind General Type Private Placement Investment Trust	100	—	—	100	—	—	—	100

	For the year ended December 31, 2021
	Acquisition cost	January 1, 2021	Share of profits (losses)	Acquisition	Disposal/ Reclassification	Dividends	Change in capital	December 31, 2021
Woori High plus G.B. Securities Feeder Fund1(G.B.)	—	6,076	—	—	(6,076)	—	—	—
Woori Star50 Master Fund ClassC-F	—	184	(4)	—	(180)	—	—	—
Woori Hanhwa Eureka Private Equity Fund	164	403	138	—	(214)	—	—	327
Aarden Woori Apparel 1st Private Equity Fund	100	—	(1)	100	—	—	—	99
Godo Kaisha Oceanos 1	10,800	10,193	127	—	—	(370)	(45)	9,905
Woori Zip 1	10,143	—	(26)	16,380	(6,237)	—	379	10,496
Woori Zip 2	14,254	—	(50)	22,883	(8,628)	—	527	14,732
Force TEC Co., Ltd. (*2)	—	393	(393)	—	—	—	—	—
KUM HWA Co., Ltd. (*2)	—	—	—	—	—	—	—	—
Jinmyung Plus Co., Ltd.	—	—	—	—	—	—	—	—
JC Assurance No.2 Private Equity Fund	29,349	29,050	(11,621)	299	—	—	—	17,728
Dream Company Growth no.1 PEF	7,706	7,705	680	—	—	(471)	—	7,914
HMS-Oriens 1st Fund	12,000	12,000	7	—	—	—	—	12,007
WooriG Senior Loan General Type Private Investment Trust No.1	87,382	52,045	2,959	38,757	(3,060)	(2,672)	—	88,029
Genesis Eco No.1 Private Equity Fund	11,805	—	(685)	11,805	—	—	—	11,120
Paratus Woori Material Component Equipment joint venture company	17,700	—	(207)	17,700	—	—	—	17,493
Midas No. 8 Private Equity Joint Venture Company	19,000	—	(32)	19,000	—	—	—	18,968
PCC-Woori LP Secondary Fund	10,100	8,128	1,697	2,525	—	—	—	12,350
Woori High Plus Short-term High Graded ESG Bond Sec Feeder Inv Trust 1	70,988	93,474	921	20,765	(38,870)	(2,503)	—	73,787
Woori-Q Corporate Restructuring Private Equity Fund	45,394	22,904	1,002	25,246	(2,997)	—	—	46,155
Woori-Shinyoung Growth-Cap Private Equity Fund I	17,218	38,342	20,813	12,799	(32,415)	(10,826)	—	28,713

	1,210,083	993,291	132,228	400,172	(165,042)	(30,791)	5,309	1,335,167

(*1)	Included 70,120 million Won of deemed gain on disposal in accordance with the decrease in percentage of ownership from disproportionate contribution for the year ended December 31, 2021.
(*2)	As a result of discontinuation of the equity method, related companies’ losses amount not recognized is 797 million Won for Force TEC Co., Ltd. and 2 million Won for KUM HWA Co., Ltd.

	For the year ended December 31, 2022
	Acquisition cost	January 1, 2022	Share of profits(losses) and others	Acquisition	Disposal/ Reclassification	Dividends	Change in capital	December 31, 2022
W Service Networks Co., Ltd.	108	183	29	—	—	(4)	—	208
Korea Credit Bureau Co., Ltd.	3,313	9,423	(3,714)	—	—	—	—	5,709
Korea Finance Security Co., Ltd.	3,267	3,101	(727)	—	—	—	—	2,374
Woori Growth Partnerships New Technology Private Equity Fund	12,942	12,448	490	—	(2,049)	—	—	10,889
2016KIF-IMM Woori Bank Technology Venture Fund	7,594	12,630	(1,619)	—	(801)	(736)	—	9,474
K BANK Co., Ltd.	236,232	239,493	11,854	—	—	—	(3,558)	247,789
Woori Bank-Company K Korea Movie Asset Fund	—	345	71	—	—	(177)	—	239
Partner One Value Up I Private Equity Fund	5,039	6,576	(2,298)	—	—	—	—	4,278
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership	7,556	11,153	1,312	—	(2,180)	—	—	10,285
Crevisse Raim Impact 1st Startup Venture Specialist Private Equity Fund	4,355	4,254	1	100	—	—	—	4,355
LOTTE CARD Co.,Ltd.	346,810	458,295	58,400	—	—	(12,960)	10,396	514,131
Together-Korea Government Private Pool Private Securities Investment Trust No. 3	10,000	10,070	173	—	—	—	—	10,243
Genesis Environmental Energy Company 1st Private Equity Fund	—	4,126	(41)	—	(3,738)	(347)	—	—
Union Technology Finance Investment Association	14,637	12,388	187	2,250	(363)	—	—	14,462
Dicustody Co., Ltd.	1	1	—	—	—	—	—	1
Orient Shipyard Co., Ltd.	—	—	—	—	—	—	—	—
BTS 2nd Private Equity Fund	3,026	—	(145)	3,026	—	—	—	2,881
STASSETS FUND III	1,500	—	(270)	1,500	—	—	—	1,230
Japanese Hotel Real Estate Private Equity Fund No.2	3,174	3,196	194	—	—	(299)	(236)	2,855
Woori Seoul Beltway Private Special Asset Fund No.1	9,791	7,551	246	2,312	—	(235)	—	9,874
Woori Multi-Return Securities Investment Trust 3 (Balanced Bond)	—	10,023	—	—	(9,950)	(73)	—	—
Woori Short-term Bond Securities Investment Trust(Bond) ClassC-F	110,000	151,822	2,312	50,000	(90,137)	(1,972)	—	112,025
Woori Safe Plus General Type Private Investment Trust S-8(Bond)	10,000	—	230	10,000	—	(48)	—	10,182
WOORI TAERIM 1st Fund	1,100	991	(3)	—	—	—	—	988
Portone-Cape Fund No.1	340	489	(25)	—	—	—	—	464
KIWOOM WOORI Financial 1st Investment Fund	1,000	973	(20)	—	—	—	—	953
DeepDive WOORI 2021-1 Financial Investment Fund	900	993	(12)	—	(100)	(3)	—	878
Darwin Green Packaging Private Equity Fund	4,000	3,957	388	—	—	(400)	—	3,945
DS Power Semicon Private Equity Fund	3,000	—	245	3,000	—	(269)	—	2,976
Koreawide partners 2nd Private Equity Fund	20,000	—	—	20,000	—	—	—	20,000
Woori FirstValue Private Real Estate Fund No.2	9,000	763	(6)	—	(199)	—	—	558
WooriG Real Infrastructure Blind General Type Private Placement Investment Trust	100	100	2	—	—	—	—	102

	For the year ended December 31, 2022
	Acquisition cost	January 1, 2022	Share of profits(losses) and others	Acquisition	Disposal/ Reclassification	Dividends	Change in capital	December 31, 2022
Woori BIG2 Plus Securities Investment Trust(Balanced Bond)	1,200	—	(161)	—	1,235	—	—	1,074
Woori Together TDF 2025	2,000	—	(202)	—	2,192	—	—	1,990
Woori Together TDF 2030	2,000	—	(214)	—	2,247	—	—	2,033
WOORI Star50 feeder fund(H)	200	—	(5)	—	131	—	—	126
Woori Hanhwa Eureka Private Equity Fund	—	327	(48)	—	(164)	(115)	—	—
Aarden Woori Apparel 1st Private Equity Fund	100	99	(2)	—	—	—	—	97
Woori Dyno 1st Private Equity Fund	2,000	—	(6)	2,000	—	—	—	1,994
Australia Green Energy 1st PEF	4,913	—	(55)	4,913	—	—	—	4,858
Godo Kaisha Oceanos 1	10,800	9,905	84	—	—	(1,049)	(152)	8,788
Woori Zip 1	9,254	10,496	(138)	—	(873)	—	(795)	8,690
Woori Zip 2	12,928	14,732	(127)	—	(1,309)	—	(1,116)	12,180
Force TEC Co., Ltd. (*)	—	—	56	—	—	—	(56)	—
KUM HWA Co., Ltd. (*)	—	—	—	—	—	—	—	—
Jinmyung Plus Co., Ltd.	—	—	10	—	—	—	—	10
JC Assurance No.2 Private Equity Fund	29,349	17,728	(17,728)	—	—	—	—	—
Dream Company Growth no.1 PEF	7,412	7,914	418	—	—	(471)	—	7,861
HMS-Oriens 1st Fund	12,000	12,007	1,245	—	—	—	—	13,252
WooriG Senior Loan General Type Private Investment Trust No.1	80,268	88,029	3,788	14,073	(20,322)	(3,707)	—	81,861
Genesis Eco No.1 Private Equity Fund	12,000	11,120	(99)	195	—	—	—	11,216
Paratus Woori Material Component Equipment joint venture company	17,700	17,493	(243)	—	—	—	—	17,250
Midas No. 8 Private Equity Joint Venture Company	18,735	18,968	275	—	—	(530)	—	18,713
Orchestra Private Equity Fund IV	9,878	—	197	10,000	(122)	(377)	—	9,698
Synaptic Green No.1 PEF	8,000	—	(207)	8,000	—	—	—	7,793
IGEN2022No. 1 Private Equity Fund	7,822	—	650	8,000	(475)	(165)	—	8,010
PCC-Woori LP Secondary Fund	10,440	12,350	674	3,440	(3,480)	—	—	12,984
Woori High Plus Short-term High Graded ESG Bond Sec Feeder Inv Trust 1	—	73,787	—	—	(73,598)	(189)	—	—
Woori-Q Corporate Restructuring Private Equity Fund	27,063	46,155	(288)	536	(18,867)	—	—	27,536
Woori-Shinyoung Growth-Cap Private Equity Fund I	17,018	28,713	14,561	—	—	—	—	43,274

	1,131,865	1,335,167	69,689	143,345	(222,922)	(24,126)	4,483	1,305,636

(*)
As a result of discontinuation of the equity method, related companies’ losses amount not recognized is 665 million Won for Force TEC Co., Ltd. 3,743 million Won for Orient Shipyard Co., Ltd. and 0.2 million Won for KUM HWA Co., Ltd. and cumulated amount is 1,462 million Won for Force TEC Co., Ltd. 3,743 million Won for Orient Shipyard Co., Ltd. and 2 million Won for KUM HWA Co., Ltd.

	For the year ended December 31, 2023
	Acquisition cost	January 1, 2023	Share of profits(losses) and others	Acquisition	Business combination	Disposal/ Reclassification	Dividends	Change in capital	December 31, 2023
W Service Networks Co., Ltd.	108	208	13	—	—	—	(5)	—	216
Korea Credit Bureau Co., Ltd.	3,313	5,709	814	—	—	—	(90)	—	6,433
Korea Finance Security Co., Ltd.	3,267	2,374	(99)	—	—	—	—	1,010	3,285
Woori Growth Partnerships New Technology Private Equity Fund	—	10,889	(51)	—	—	(10,838)	—	—	—
2016KIF-IMM Woori Bank Technology Venture Fund	—	9,474	539	—	—	(10,013)	—	—	—
K BANK Co., Ltd.	236,232	247,789	5,327	—	—	—	—	6,936	260,052
Woori Bank-Company K Korea Movie Asset Fund	—	239	52	—	—	(103)	(188)	—	—
Partner One Value Up I Private Equity Fund	5,039	4,278	(1,048)	—	—	—	—	—	3,230
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership	4,356	10,285	1,162	—	—	(3,200)	—	—	8,247
Crevisse Raim Impact 1st Startup Venture Specialist Private Equity Fund	4,436	4,355	—	82	—	—	—	—	4,437
LOTTE CARD Co.,Ltd.	346,810	514,131	91,533	—	—	—	(13,199)	(5,073)	587,392
Union Technology Finance Investment Association	13,449	14,462	(1,004)	—	—	(1,188)	—	—	12,270
Dicustody Co., Ltd.	1	1	—	—	—	—	—	—	1
Orient Shipyard Co., Ltd.(*)	—	—	—	—	—	—	—	—	—
Joongang Network Solution Co.,Ltd.	—	—	1	—	—	—	—	87	88
Win Mortgage Co.,LTd.	23	—	84	23	—	—	(2)	—	105
Together-Korea Government Private Pool Private Securities Investment Trust No. 3	10,000	10,243	297	—	—	—	—	—	10,540
BTS 2nd Private Equity Fund	5,226	2,881	(243)	2,200	—	—	—	—	4,838
STASSETS FUND III	9,000	1,230	(324)	7,500	—	—	—	—	8,406
SF CREDIT PARTNERS, LLC	13,059	—	99	13,059	—	—	—	(313)	12,845
Japanese Hotel Real Estate Private Equity Fund No.2	3,174	2,855	86	—	—	—	(133)	(120)	2,688
Woori Seoul Beltway Private Special Asset Fund No.1	12,464	9,874	451	2,709	—	—	(444)	—	12,590
Woori General Private Securities Investment Trust (Bond) No.1	50,000	—	1,686	50,000	—	—	—	—	51,686
Woori Short-term Bond Securities Investment Trust(Bond) ClassC-F	100,000	112,025	7,670	—	—	(10,352)	(3,779)	—	105,564
Woori Safe Plus General Type Private Investment Trust S-8(Bond)	10,000	10,182	507	—	—	—	(359)	—	10,330
Woori General Private Securities Investment Trust(Bond) No.2	30,000	—	829	30,000	—	—	—	—	30,829

	For the year ended December 31, 2023
	Acquisition cost	January 1, 2023	Share of profits(losses) and others	Acquisition	Business combination	Disposal/ Reclassification	Dividends	Change in capital	December 31, 2023
Woori Smart General Private Equity Investment Trust 1(bond)	40,000	—	1,135	40,000	—	—	—	—	41,135
Woori General Private Securities Investment Trust(Bond) No.2	50,000	—	1,205	50,000	—	—	—	—	51,205
Woori Asset Global Partnership Fund No.5	22,500	—	(429)	22,500	—	—	—	—	22,071
WOORI TAERIM 1st Fund	1,100	988	—	—	—	—	—	—	988
Portone-Cape Fund No.1	340	464	(19)	—	—	—	—	—	445
KIWOOM WOORI Financial 1st Fund	—	953	(10)	—	—	(943)	—	—	—
DeepDive WOORI 2021-1 Financial Investment Fund	222	878	1,128	—	—	(678)	(92)	—	1,236
Darwin Green Packaging Private Equity Fund	4,000	3,945	92	—	—	—	(80)	—	3,957
DS Power Semicon Private Equity Fund	—	2,976	495	—	—	(2,971)	(500)	—	—
Koreawide partners 2nd Private Equity Fund	20,000	20,000	(765)	—	—	—	—	—	19,235
Woori FirstValue Private Real Estate Fund No.2	9,000	558	2	—	—	—	—	—	560
WooriG Real Infrastructure Blind General Type Private Placement Investment Trust	52	102	4	—	—	(47)	(4)	—	55
Woori Star50 feeder fund(H)	—	126	(12)	—	—	(114)	—	—	—
Woori Together TDF 2025	—	1,990	116	—	—	(2,106)	—	—	—
Woori Together TDF 2030	3,000	2,033	291	1,000	—	—	—	—	3,324
Woori Together OCIO Target Return Feeder fund (Balance Bond)	10,000	—	348	—	—	10,028	—	—	10,376
Australia Green Energy 1st PEF	4,913	4,858	(47)	—	—	—	—	—	4,811
Aarden Woori Apparel 1st Private Equity Fund	100	97	36	—	—	—	—	—	133
Woori Dyno 1st Private Equity Fund	2,000	1,994	364	—	—	—	—	—	2,358
KTB-KORUS FUND	3,626	—	(267)	—	3,626	—	—	—	3,359
KTB China Platform Fund	17,023	—	(964)	—	17,023	—	—	—	16,059
KTBN Venture Fund No.7	16,972	—	(225)	—	16,972	—	(703)	—	16,044
KTBN Venture Fund No.8	3,325	—	(814)	—	3,325	—	—	—	2,511
KTBN Digital Contents Korea Fund No.9	5,329	—	268	—	5,329	—	—	—	5,597
KTBN Media Contents Fund	330	—	(20)	—	330	—	(27)	—	283

	For the year ended December 31, 2023
	Acquisition cost	January 1, 2023	Share of profits(losses) and others	Acquisition	Business combination	Disposal/ Reclassification	Dividends	Change in capital	December 31, 2023
KTB China Synergy Fund	21,629	—	(1,224)	—	21,629	—	—	—	20,405
NAVER-KTB Audio Contents Fund	284	—	4	—	284	—	—	—	288
KTBN Venture Fund No.13	13,279	—	3,407	—	13,279	—	(2,528)	—	14,158
KTBN Future Contents Fund	3,892	—	669	—	3,892	—	—	—	4,561
KTBN Venture Fund No.16	17,546	—	1,015	—	17,546	—	—	—	18,561
KTBN Venture Fund No.18	26,308	—	662	2,850	23,458	—	—	—	26,970
KB-KTB Technology Venture Fund	7,755	—	(155)	2,000	5,755	—	—	—	7,600
WOORI 2022 Scaleup Venture Fund	14,000	—	(414)	13,645	355	—	(8)	—	13,578
WOORI 2022 Start-up Venture Fund	2,564	—	(131)	—	2,564	—	—	—	2,433
KTB-NHN China Private Equity Fund	1,272	—	(103)	—	1,272	—	(1,024)	(142)	3
KTBN GI Private Equity Fund	189	—	392	—	189	—	—	36	617
Chirochem	102	—	—	—	102	—	—	—	102
Godo Kaisha Oceanos 1	10,800	8,788	92	—	—	—	(748)	(154)	7,978
Woori Zip 1	8,706	8,690	(127)	—	—	(548)	—	(386)	7,629
Woori Zip 2	8,411	12,180	(107)	—	—	(844)	—	(534)	10,695
KG Fashion Co., Ltd. (*)	—	—	—	—	—	—	—	—	—
KUM HWA Co., Ltd. (*)	—	—	—	—	—	—	—	—	—
Jinmyung Plus Co., Ltd.	—	10	4	—	—	—	—	—	14
JC Assurance No.2 Private Equity Fund (*)	29,349	—	—	—	—	—	—	—	—
Dream Company Growth no.1 PEF	7,153	7,861	362	—	—	—	(414)	—	7,809
HMS-Oriens 1st Fund	12,000	13,252	778	—	—	—	—	—	14,030
Woori G Senior Loan Private Placement Investment Trust No.1	75,114	81,861	3,341	—	—	(5,975)	(3,637)	—	75,590
Genesis Eco No.1 Private Equity Fund	12,000	11,216	(274)	—	—	—	—	—	10,942
Paratus Woori Material Component Equipment joint venture company	17,700	17,250	(271)	—	—	—	—	—	16,979
Midas No. 8 Private Equity Joint Venture Company	18,537	18,713	282	—	—	—	(530)	—	18,465
Orchestra Private Equity Fund IV	9,700	9,698	457	—	—	(178)	(422)	—	9,555
Synaptic Green No.1 PEF	8,000	7,793	(182)	—	—	—	—	—	7,611
IGEN2022No. 1 Private Equity Fund	7,422	8,010	336	—	—	—	(363)	—	7,983
PCC-Woori LP Secondary Fund	10,435	12,984	(2,450)	—	—	(4)	—	—	10,530
Synaptic Future Growth Private Equity Fund	7,295	—	(226)	7,295	—	—	—	—	7,069
Woori-Q Corporate Restructuring Private Equity Fund	17,441	27,536	2,708	369	—	(10,330)	—	—	20,283
Woori-Shinyoung Growth-Cap Private Equity Fund I	17,018	43,274	(9,793)	—	—	—	—	—	33,481

	For the year ended December 31, 2023
	Acquisition cost	January 1, 2023	Share of profits(losses) and others	Acquisition	Business combination	Disposal/ Reclassification	Dividends	Change in capital	December 31, 2023
NH Woori Newdeal Growth Alpha Private Equity Fund 1	34,006	—	(1,019)	34,006	—	—	—	—	32,987
Woori BIG2 Plus Securities Investment Trust(Balanced Bond)	2,200	1,074	543	2,000	—	(1,074)	—	—	2,543
Woori Short Term Government and Special Bank Bond Active ETF	12,008	—	103	—	—	12,183	—	—	12,286
Woori 25-09 Corporate Bond(AA- or higher) Active ETF	29,001	—	820	29,001	—	—	—	—	29,821

	1,536,905	1,305,636	109,792	310,239	136,930	(39,295)	(29,279)	1,347	1,795,370

(*)
The amount for which no loss was recognized for associates due to discontinuation of the equity method was 2 million Won for KUM HWA Co., Ltd., 28 million Won for Orient Shipyard Co., Ltd., 120 million Won in KG FASHION CO., LTD., 371 million Won in JC Assurance No.2 Private Equity Fund and the accumulated amount is 4 million Won for KUM HWA Co., Ltd., 28 million Won for Orient

Shipyard Co., Ltd.,
 120 million Won in KG FASHION CO., LTD., 371 million Won in JC Assurance No.2 Private Equity Fund.

(3)	Summary financial information relating to investments in associates accounted for using the equity method of accounting is as follows (Unit: Korean Won in millions):

	December 31, 2022
	Assets	Liabilities	Operating revenue	Net income (loss)	Other comprehensive income(loss)	Total comprehensive income(loss)
W Service Networks Co., Ltd.	7,052	2,825	19,697	1,215	—	1,215
Korea Credit Bureau Co., Ltd.	155,165	100,065	144,907	13,809	—	13,809
Korea Finance Security Co., Ltd.	28,792	12,964	47,043	(3,856)	—	(3,856)
Woori Growth Partnerships New Technology Private Equity Fund	47,394	208	2,978	2,185	—	2,185
2016KIF-IMM Woori Bank Technology Venture Fund	47,979	609	665	(7,839)	—	(7,839)
K BANK Co., Ltd.	16,694,289	14,896,426	491,880	91,059	(32,156)	58,903
Woori Bank-Company K Korea Movie Asset Fund (*1)	989	33	462	324	—	324
Partner One Value Up I Private Equity Fund	18,395	—	(9,431)	(9,831)	—	(9,831)
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership	51,804	385	8,092	7,288	—	7,288
Crevisse Raim Impact 1st Startup Venture Specialist Private Equity Fund	15,811	95	1	(383)	—	(383)
LOTTE CARD Co., Ltd. (*2)	19,983,059	17,179,093	1,925,577	268,096	43,162	311,258
Together-Korea Government Private Pool Private Securities Investment Trust No. 3	10,246	1	218	170	—	170
Union Technology Finance Investment Association	48,991	299	2,300	632	—	632
Dicustody Co., Ltd.	95	—	—	(3)	—	(3)
Orient Shipyard Co., Ltd.	10,832	27,225	—	(16,467)	—	(16,467)
BTS 2nd Private Equity Fund	15,012	608	1	(725)	—	(725)
STASSETS FUND III	4,660	313	37	(953)	—	(953)
Japanese Hotel Real Estate Private Equity Fund 2	14,387	13	1,050	968	(1,186)	(218)
Woori Seoul Beltway Private Special Asset Fund No.1	39,497	2	1,028	984	—	984
Woori Short-term Bond Securities Investment Trust(Bond) ClassC-F	468,357	67,022	14,189	11,804	—	11,804
Woori Safe Plus General Type Private Investment Trust S-8(Bond)	115,781	4,508	1,899	1,763	—	1,763
WOORI TAERIM 1st Fund	4,047	185	—	(13)	—	(13)
Portone-Cape Fund No.1	2,344	26	—	(129)	—	(129)
KIWOOM WOORI Financial 1st Investment Fund	10,597	111	1	(222)	—	(222)
DeepDive WOORI 2021-1 Financial Investment Fund	7,412	37	57	(103)	—	(103)
Darwin Green Packaging Private Equity Fund	19,332	—	2,215	1,904	—	1,904
DS Power Semicon Private Equity Fund	14,230	44	1,185	937	—	937
Koreawide partners 2nd Private Equity Fund	77,039	2,038	3,020	1	—	1
Woori FirstValue Private Real Estate Fund No.2	67,005	62,357	3	(54)	—	(54)

	December 31, 2022
	Assets	Liabilities	Operating revenue	Net income (loss)	Other comprehensive income(loss)	Total comprehensive income(loss)
WooriG Real Infrastructure Blind General Type Private Placement Investment Trust	73,064	56	3,140	2,874	—	2,874
Woori BIG2 Plus Securities Investment Trust(Balanced Bond)	4,667	12	389	(636)	—	(636)
Woori Together TDF 2025	8,513	16	1,287	(1,018)	—	(1,018)
Woori Together TDF 2030	8,615	—	1,352	(1,108)	—	(1,108)
WOORI Star50 feeder fund(H)	709	—	48	(480)	—	(480)
Aarden Woori Apparel 1st Private Equity Fund	20,750	89	8	(325)	—	(325)
Woori Dyno 1st Private Equity Fund	10,212	43	200	(31)	—	(31)
Australia Green Energy 1st PEF	122,634	14	30	(1,380)	—	(1,380)
Godo Kaisha Oceanos 1	63,741	45,358	2,942	176	—	176
Woori Zip 1	48,309	34,346	2,085	(215)	—	(215)
Woori Zip 2	68,388	48,927	3,069	(198)	—	(198)
Force TEC Co., Ltd.	10,489	24,804	25,182	(2,664)	—	(2,664)
KUM HWA Co., Ltd.	4	159	—	(8)	—	(8)
Jinmyung Plus Co., Ltd.	696	649	177	(9)	—	(9)
JC Assurance No.2 Private Equity Fund	122,015	3	—	(929)	—	(929)
Dream Company Growth no.1 PEF	28,351	50	1,695	1,506	—	1,506
HMS-Oriens 1st Fund	58,095	6	3,829	3,279	—	3,279
Woori G Senior Loan Private Placement Investment Trust No.1	378,145	23	18,584	17,496	—	17,496
Genesis Eco No.1 Private Equity Fund	38,700	5	48	(593)	—	(593)
Paratus Woori Material Component Equipment joint venture company	58,311	617	7	(812)	—	(812)
Midas No. 8 Private Equity Joint Venture Company	65,936	242	1,928	977	—	977
Orchestra Private Equity Fund IV	34,427	—	1,580	878	—	878
Synaptic Green No.1 PEF	37,017	—	4	(983)	—	(983)
IGEN2022No. 1 Private Equity Fund	32,362	122	3,166	2,616	—	2,616
PCC-Woori LP Secondary Fund	33,591	168	6,127	1,152	—	1,152
Woori-Q Corporate Restructuring Private Equity Fund	75,973	418	3,019	(4,696)	—	(4,696)
Woori-Shinyoung Growth-Cap Private Equity Fund I	123,824	312	41,780	40,544	—	40,544

(*1)	It was dissoluted for the year ended December 31,2021 and will be liquidated.
(*2)	The amount is after reflecting the fair value adjustment that occurred when acquiring the shares and the adjustments that occurred by difference of accounting policies with the Group.

	December 31, 2023
	Assets	Liabilities	Operating revenue	Net income (loss)	Other comprehensive income(loss)	Total comprehensive income(loss)
W Service Networks Co., Ltd.	6,887	2,496	19,350	1,069	—	1,069
Korea Credit Bureau Co., Ltd.	131,164	68,756	163,707	8,012	—	8,012
Korea Finance Security Co., Ltd.	36,185	14,287	44,709	(464)	6,730	6,266
K BANK Co., Ltd.	20,799,599	18,903,298	826,894	49,853	47,885	97,738
Partner One Value Up I Private Equity Fund	14,182	293	(4,107)	(4,505)	—	(4,505)

	December 31, 2023
	Assets	Liabilities	Operating revenue	Net income (loss)	Other comprehensive income(loss)	Total comprehensive income(loss)
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership	41,533	305	6,501	5,823	—	5,823
Crevisse Raim Impact 1st Startup Venture Specialist Private Equity Fund	15,754	100	2	(388)	—	(388)
LOTTE CARD Co., Ltd. (*1)	22,329,308	19,191,007	1,937,383	363,673	(19,888)	343,785
Union Technology Finance Investment Association	41,543	233	2,261	(838)	—	(838)
Dicustody Co., Ltd.	92	—	—	(3)	—	(3)
Orient Shipyard Co., Ltd.	10,708	27,225	—	(124)	—	(124)
Joongang Network Solution Co.,Ltd.	1,505	3,156	5,758	5	—	5
Win Mortgage Co.,LTd.	3,518	1,197	9,309	378	—	378
Together-Korea Government Private Pool Private Securities Investment Trust No. 3	10,543	1	227	222	—	222
BTS 2nd Private Equity Fund	25,030	837	4	(1,213)	—	(1,213)
STASSETS FUND III	30,014	312	95	(1,145)	—	(1,145)
SF CREDIT PARTNERS, LLC	149,157	25,996	7,618	(4,610)	(2,819)	(7,429)
Rea Company	2,248	3,736	802	(694)	—	(694)
ARAM CMC Co.,Ltd.	669	485	1,005	(254)	—	(254)
Japanese Hotel Real Estate Private Equity Fund No.2	13,541	12	54	46	(602)	(556)
Woori Seoul Beltway Private Special Asset Fund No.1	50,362	2	1,858	1,805	—	1,805
Woori General Private Securities Investment Trust(Bond) No.1	414,760	208,014	12,617	6,746	—	6,746
Woori Short-term Bond Securities Investment Trust(Bond) ClassC-F	828,793	126,879	34,607	31,283	—	31,283
Woori Safe Plus General Type Private Investment Trust S-8(Bond)	113,413	6	4,774	4,542	—	4,542
Woori General Private Securities Investment Trust(Bond) No.2	224,205	111,165	5,767	3,040	—	3,040
Woori Smart General Private Equity Investment Trust 1(bond)	289,553	145,580	7,373	3,973	—	3,973
Woori General Private Securities Investment Trust(Bond) No.3	532,139	347,809	9,304	4,342	—	4,342
Woori Asset Global Partnership Fund No.5	38,537	281	—	(744)	—	(744)
WOORI TAERIM 1st Fund	4,045	183	—	—	—	—
Portone-Cape Fund No.1	2,324	100	—	(103)	—	(103)
DeepDive WOORI 2021-1 Financial Investment Fund	10,400	19	9,607	9,467	—	9,467
Darwin Green Packaging Private Equity Fund	19,390	—	759	451	—	451
Koreawide partners 2nd Private Equity Fund	75,064	2,931	—	(2,831)	—	(2,831)
Woori FirstValue Private Real Estate Fund No.2	67,024	62,357	32	18	—	18
WooriG Real Infrastructure Blind General Type Private Placement Investment Trust	114,909	92	6,053	4,892	—	4,892
Woori Together TDF 2030	11,944	61	2,528	1,017	—	1,017
Woori Together OCIO Target Return Feeder fund (Balance Bond)	50,831	1	2,446	2,444	—	2,444
Australia Green Energy 1st PEF	121,454	24	508	(1,189)	—	(1,189)
Aarden Woori Apparel 1st Private Equity Fund	28,219	90	1	(332)	—	(332)

	December 31, 2023
	Assets	Liabilities	Operating revenue	Net income (loss)	Other comprehensive income(loss)	Total comprehensive income(loss)
Woori Dyno 1st Private Equity Fund	12,068	43	2,053	1,886	—	1,886
KTB-KORUS FUND	8,957	1	127	(712)	—	(712)
KTB China Platform Fund	85,909	13	2,411	(5,160)	—	(5,160)
KTBN Venture Fund No.7	79,871	—	6,420	508	—	508
KTBN Venture Fund No.8	11,758	207	2,359	(4,559)	—	(4,559)
KTBN Digital Contents Korea Fund No.9	20,257	1,599	3,030	(1,142)	—	(1,142)
KTBN Media Contents Fund	1,887	—	199	(35)	—	(35)
KTB China Synergy Fund	145,464	9,977	23,055	(8,686)	—	(8,686)
NAVER-KTB Audio Contents Fund	29,419	652	1,017	237	—	237
KTBN Venture Fund No.13	72,943	737	21,662	18,507	—	18,507
KTBN Future Contents Fund	34,696	486	7,394	4,776	—	4,776
KTBN Venture Fund No.16	182,850	1,875	40,201	11,133	—	11,133
KTBN Venture Fund No.18	268,437	2,526	31,543	8,036	—	8,036
KB-KTB Technology Venture Fund	42,046	246	2,055	(1,076)	—	(1,076)
WOORI 2022 Scaleup Venture Fund	68,626	826	504	(2,758)	—	(2,758)
WOORI 2022 Start-up Venture Fund	8,237	156	42	(576)	—	(576)
KTB-NHN China Private Equity Fund	16	7	946	(315)	(319)	(634)
KTBN GI Private Equity Fund	12,391	45	—	7,146	712	7,858
Chirochem	732	375	4,215	148	—	148
Godo Kaisha Oceanos 1	62,021	45,334	2,765	192	—	192
Woori Zip 1	44,448	31,702	2,066	(198)	—	(198)
Woori Zip 2	62,642	45,012	3,023	(167)	—	(167)
KG Fashion Co., Ltd.	2,559	3,022	943	(569)	—	(569)
KUM HWA Co., Ltd.	4	167	—	—	—	—
Jinmyung Plus Co., Ltd.	519	454	146	(3)	—	(3)
JC Assurance No.2 Private Equity Fund	121,596	8	—	(628)	—	(628)
Dream Company Growth no.1 PEF	28,366	255	1,490	1,300	—	1,300
HMS-Oriens 1st Fund	61,498	1	3,957	3,408	—	3,408
Woori G Senior Loan Private Placement Investment Trust No.1	349,154	22	17,759	16,726	—	16,726
Genesis Eco No.1 Private Equity Fund	38,064	314	—	(947)	—	(947)
Paratus Woori Material Component Equipment joint venture company	58,298	1,510	—	(906)	—	(906)
Midas No. 8 Private Equity Joint Venture Company	65,063	242	1,956	1,002	—	1,002
Orchestra Private Equity Fund IV	34,041	122	1,680	1,172	—	1,172
Synaptic Green No.1 PEF	36,325	175	4	(867)	—	(867)
IGEN2022No. 1 Private Equity Fund	32,255	124	1,847	1,350	—	1,350
PCC-Woori LP Secondary Fund	27,773	668	908	(6,350)	—	(6,350)
Synaptic Future Growth Private Equity Fund 1	30,049	301	2	(951)	—	(951)
Woori-Q Corporate Restructuring Private Equity Fund	63,265	456	4,945	3,018	—	3,018
Woori-Shinyoung Growth-Cap Private Equity Fund I	97,265	1,522	(26,435)	(27,768)	—	(27,768)
NH Woori Newdeal Growth Alpha Private Equity Fund 1	100,215	1,588	2	(3,605)	—	(3,605)
Woori BIG2 Plus Securities Investment Trust(Balanced Bond)	16,630	5	1,383	1,383	—	1,383

	December 31, 2023
	Assets	Liabilities	Operating revenue	Net income (loss)	Other comprehensive income(loss)	Total comprehensive income(loss)
Woori 25-09 Corporate Bond(AA- or higher) Active ETF	133,729	32,028	3,006	2,831	—	2,831
Woori Short Term Government and Special Bank Bond Active ETF	62,185	3,212	1,222	978	—	978

(*1)	The amount is after reflecting the fair value adjustment that occurred when acquiring the shares and the adjustments that occurred by difference of accounting policies with the Group.

(4)	The entities that the Group has not applied equity method of accounting although the Group’s ownership interest is more than 20% as of December 31, 2022 and 2023 are as follows:

	December 31, 2022
Associate (*)	Number of shares owned	Ownership (%)
CL Tech Co., Ltd.	10,191	28.6

(*)
Although the Group’s ownership interest of the entity is more than 20%, the Group does not have significant influence over the entity since it is going through work-out
process under receivership, thus it is excluded from the investment in joint ventures and associates.

	December 31, 2023
Associate (*)	Number of shares owned	Ownership (%)
CL Tech Co., Ltd.	10,191	28.6

(*)
Although the Group’s ownership interest of the entity is more than 20%, the Group does not have significant influence over the entity since it is going through work-out
process under receivership, thus it is excluded from the investment in joint ventures and associates.

(5)
As of December 31, 2021, 2022 and 2023, the reconciliations from the net assets of the associates to the carrying amount of the shares of the investment in joint ventures and associates are as follows (Unit: Korean Won in millions except for ownership):

	December 31, 2021
	Total net asset	Ownership (%)	Ownership portion of net assets	Basis difference	Impairment	Intercompany transaction	Book value
W Service Networks Co., Ltd.	3,704	4.9	183	—	—	—	183
Korea Credit Bureau Co., Ltd.	92,575	9.9	9,177	246	—	—	9,423
Korea Finance Security Co., Ltd.	20,671	15.0	3,101	—	—	—	3,101
Woori Growth Partnerships New Technology Private Equity Fund	53,942	23.1	12,448	—	—	—	12,448
2016KIF-IMM Woori Bank Technology Venture Fund	63,146	20.0	12,630	—	—	—	12,630
K BANK Co., Ltd. (*)	1,730,307	12.6	217,599	21,894	—	—	239,493
Woori Bank-Company K Korea Movie Asset Fund	1,381	25.0	345	—	—	—	345
Partner One Value Up Ist Private Equity Fund	28,273	23.3	6,576	—	—	—	6,576
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership	55,767	20.0	11,153	—	—	—	11,153

	December 31, 2021
	Total net asset	Ownership (%)	Ownership portion of net assets	Basis difference	Impairment	Intercompany transaction	Book value
Crevisse Raim Impact 1st Startup Venture Specialist Private Equity Fund	15,794	25.0	3,949	—	—	305	4,254
LOTTE CARD Co., Ltd. (*1)	2,291,474	20.0	458,295	—	—	—	458,295
Together-Korea Government Private Pool Private Securities Investment Trust No.3	10,071	100.0	10,070	—	—	—	10,070
Genesis Environmental Energy Company 1st Private Equity Fund	16,669	24.8	4,126	—	—	—	4,126
Union Technology Finance Investment Association	41,706	29.7	12,388	—	—	—	12,388
Dicustody Co., Ltd.	98	1.0	1	—	—	—	1
Japanese Hotel Real Estate Private Equity Fund No.2	16,090	19.9	3,196	—	—	—	3,196
Woori Seoul Beltway Private Special Asset Fund No.1	30,205	25.0	7,551	—	—	—	7,551
Woori Multi Return Private Securities Investment Trust 3(Balanced Bond)	50,114	20.0	10,023	—	—	—	10,023
Woori Short-term Bond Securities Investment Trust (Bond) ClassC-F	1,050,704	14.5	151,822	—	—	—	151,822
WOORI TAERIM 1st Fund	3,875	25.6	991	—	—	—	991
Portone-Cape Fund No.1	2,447	20.0	489	—	—	—	489
KIWOOM WOORI Financial 1st Investment Fund	10,707	9.1	973	—	—	—	973
DeepDive WOORI 2021-1 Financial Investment Fund	8,340	11.9	993	—	—	—	993
Darwin Green Packaging Private Equity Fund	19,387	20.4	3,957	—	—	—	3,957
Woori FirstValue Private Real Estate Fund No.2	6,363	12.0	763	—	—	—	763
WooriG Real Infrastructure Blind General Type Private Placement Investment Trust	35,795	0.3	100	—	—	—	100
Woori Hanhwa Eureka Private Equity Fund	40,684	0.8	327	—	—	—	327
Aarden Woori Apparel 1st Private Equity Fund	20,986	0.5	99	—	—	—	99
Godo Kaisha Oceanos 1	20,720	47.8	9,905	—	—	—	9,905
Woori Zip 1	16,426	63.9	10,496	—	—	—	10,496
Woori Zip 2	23,082	63.8	14,732	—	—	—	14,732
Force TEC	(11,604)	24.5	(2,843)	—	—	2,843	—
KUM HWA Co., Ltd.	(156)	20.1	(31)	—	—	31	—
Jinmyung Plus Co.,Ltd.	123	21.3	25	—	—	(25)	—
JC Assurance No.2 Private Equity Fund	118,397	24.4	29,349	—	(11,621)	—	17,728
Dream Company Growth no.1 PEF	28,489	27.8	7,914	—	—	—	7,914
HMS-Oriens 1st Fund	52,631	22.8	12,007	—	—	—	12,007
WooriG Senior Loan General Type Private Investment Trust No.1	406,609	21.7	88,029	—	—	—	88,029

	December 31, 2021
	Total net asset	Ownership (%)	Ownership portion of net assets	Basis difference	Impairment	Intercompany transaction	Book value
Genesis Eco No.1 Private Equity Fund	38,365	29.0	11,120	—	—	—	11,120
Paratus Woori Material Component Equipment joint venture company	58,507	29.9	17,493	—	—	—	17,493
Midas No. 8 Private Equity Joint Venture Company	66,587	28.5	18,968	—	—	—	18,968
PCC-Woori LP Secondary Fund	31,585	38.8	12,350	—	—	—	12,350
Woori High Plus Short-term High Graded ESG Bond Sec Feeder Inv Trust 1	257,891	27.5	73,787	—	—	—	73,787
Woori-Q Corporate Restructuring Private Equity Fund	120,502	38.1	46,155	—	—	—	46,155
Woori-Shinyoung Growth-Cap Private Equity Fund I	81,773	35.0	28,713	—	—	—	28,713

(*)	The net asset equity amount is after the debt-for-equity swap, non-controlling etc.

	December 31, 2022
	Total net asset	Ownership (%)	Ownership portion of net assets	Basis difference	Impairment	Intercompany transaction	Book value
W Service Networks Co., Ltd.	4,227	4.9	209	—	—	(1)	208
Korea Credit Bureau Co., Ltd.	55,100	9.9	5,462	246	—	1	5,709
Korea Finance Security Co., Ltd.	15,828	15.0	2,374	—	—	—	2,374
Woori Growth Partnerships New Technology Private Equity Fund	47,185	23.1	10,889	—	—	—	10,889
2016KIF-IMM Woori Bank Technology Venture Fund	47,370	20.0	9,474	—	—	—	9,474
K BANK Co., Ltd. (*)	1,796,269	12.6	225,894	21,894	—	1	247,789
Woori Bank-Company K Korea Movie Asset Fund	957	25.0	239	—	—	—	239
Partner One Value Up Ist Private Equity Fund	18,395	23.3	4,278	—	—	—	4,278
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership	51,419	20.0	10,284	—	—	1	10,285
Crevisse Raim Impact 1st Startup Venture Specialist Private Equity Fund	15,716	25.0	3,929	—	—	426	4,355
LOTTE CARD Co., Ltd. (*)	2,570,656	20.0	514,131	—	—	—	514,131
Together-Korea Government Private Pool Private Securities Investment Trust No.3	10,245	100.0	10,244	—	—	(1)	10,243
Union Technology Finance Investment Association	48,692	29.7	14,463	—	—	(1)	14,462
Dicustody Co., Ltd.	95	1.0	1	—	—	—	1
Orient Shipyard Co., Ltd.	(16,393)	22.7	(3,721)	—	—	3,721	—
BTS 2nd Private Equity Fund	14,405	20.0	2,881	—	—	—	2,881
STASSETS FUND III	4,347	28.3	1,230	—	—	—	1,230
Japanese Hotel Real Estate Private Equity Fund No.2	14,374	19.9	2,855	—	—	—	2,855
Woori Seoul Beltway Private Special Asset Fund No.1	39,495	25.0	9,874	—	—	—	9,874

	December 31, 2022
	Total net asset	Ownership (%)	Ownership portion of net assets	Basis difference	Impairment	Intercompany transaction	Book value
Woori Short-term Bond Securities Investment Trust (Bond) ClassC-F	401,335	27.9	112,025	—	—	—	112,025
Woori Safe Plus General Type Private Investment Trust S-8(Bond)	111,273	9.2	10,182	—	—	—	10,182
WOORI TAERIM 1st Fund	3,862	25.6	988	—	—	—	988
Portone-Cape Fund No.1	2,318	20.0	464	—	—	—	464
KIWOOM WOORI Financial 1st Investment Fund	10,486	9.1	953	—	—	—	953
DeepDive WOORI 2021-1 Financial Investment Fund	7,375	11.9	878	—	—	—	878
Darwin Green Packaging Private Equity Fund	19,332	20.4	3,945	—	—	—	3,945
DS Power Semicon Private Equity Fund	14,186	21.0	2,976	—	—	—	2,976
Koreawide partners 2nd Private Equity Fund	75,001	26.7	20,000	—	—	—	20,000
Woori FirstValue Private Real Estate Fund No.2	4,648	12.0	558	—	—	—	558
Woori G Real Infrastructure Blind General Type Private Placement Investment Trust	73,008	0.1	102	—	—	—	102
Woori BIG2 Plus Securities Investment Trust(Balanced Bond)	4,655	23.1	1,074	—	—	—	1,074
Woori Together TDF 2025	8,497	23.6	1,990	—	—	—	1,990
Woori Together TDF 2030	8,615	23.8	2,033	—	—	—	2,033
WOORI Star50 feeder fund(H)	709	17.9	126	—	—	—	126
Aarden Woori Apparel 1st Private Equity Fund	20,661	0.5	97	—	—	—	97
Woori Dyno 1st Private Equity Fund	10,169	19.6	1,994	—	—	—	1,994
Australia Green Energy 1st PEF	122,620	4.0	4,858	—	—	—	4,858
Godo Kaisha Oceanos 1	18,383	47.8	8,788	—	—	—	8,788
Woori Zip 1	13,963	64.0	8,690	—	—	—	8,690
Woori Zip 2	19,461	64.0	12,180	—	—	—	12,180
Force TEC	(14,315)	24.5	(3,513)	—	—	3,513	—
KUM HWA Co., Ltd.	(155)	20.1	(31)	—	—	31	—
Jinmyung Plus Co.,Ltd.	47	21.3	10	—	—	—	10
JC Assurance No.2 Private Equity Fund	122,012	23.5	17,728	—	(17,728)	—	—
Dream Company Growth no.1 PEF	28,301	27.8	7,861	—	—	—	7,861
HMS-Oriens 1st Fund	58,089	22.8	13,252	—	—	—	13,252
Woori G Senior Loan General Type Private Investment Trust No.1	378,122	21.7	81,861	—	—	—	81,861
Genesis Eco No.1 Private Equity Fund	38,695	29.0	11,216	—	—	—	11,216
Paratus Woori Material Component Equipment joint venture company	57,694	29.9	17,250	—	—	—	17,250
Midas No. 8 Private Equity Joint Venture Company	65,694	28.5	18,713	—	—	—	18,713
Orchestra Private Equity Fund IV	34,427	28.2	9,698	—	—	—	9,698
Synaptic Green No.1 PEF	37,017	21.1	7,793	—	—	—	7,793
IGEN2022No. 1 Private Equity Fund	32,240	24.8	8,010	—	—	—	8,010
PCC-Woori LP Secondary Fund	33,423	38.8	12,984	—	—	—	12,984
Woori-Q Corporate Restructuring Private Equity Fund	75,555	35.6	27,536	—	—	—	27,536
Woori-Shinyoung Growth-Cap Private Equity Fund I	123,512	35.0	43,274	—	—	—	43,274

(*)	The net asset equity amount is after the debt-for-equity swap, non-controlling etc.

	December 31, 2023
	Total net asset	Ownership (%)	Ownership portion of net assets	Basis difference	Impairment	Intercompany transaction	Book value
W Service Networks Co., Ltd.	4,391	4.9	216	—	—	—	216
Korea Credit Bureau Co., Ltd.	62,408	9.9	6,186	247	—	—	6,433
Korea Finance Security Co., Ltd.	21,898	15.0	3,285	—	—	—	3,285
K BANK Co., Ltd. (*)	1,893,785	12.6	238,158	21,894	—	—	260,052
Partner One Value Up I Private Equity Fund	13,889	23.3	3,230	—	—	—	3,230
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership	41,228	20.0	8,247	—	—	—	8,247
Crevisse Raim Impact 1st Startup Venture Specialist Private Equity Fund	15,654	25.0	3,914	—	—	523	4,437
LOTTE CARD Co., Ltd. (*)	2,936,964	20.0	587,392	—	—	—	587,392
Union Technology Finance Investment Association	41,310	29.7	12,270	—	—	—	12,270
Dicustody Co., Ltd.	92	1.0	1	—	—	—	1
Orient Shipyard Co., Ltd.	(16,517)	22.7	(3,754)	—	—	3,754	—
Joongang Network Solution Co.,Ltd.	(1,651)	25.3	(419)	—	—	507	88
Win Mortgage Co.,LTd.	2,321	4.5	105	—	—	—	105
Together-Korea Government Private Pool Private Securities Investment Trust No. 3	10,542	100.0	10,540	—	—	—	10,540
BTS 2nd Private Equity Fund	24,193	20.0	4,838	—	—	—	4,838
STASSETS FUND III	29,702	28.3	8,406	—	—	—	8,406
SF CREDIT PARTNERS, LLC	123,161	10.0	12,316	—	—	529	12,845
Rea Company	(1,488)	24.5	(365)	—	—	365	—
ARAM CMC Co.,Ltd.	184	20.0	37	—	—	(37)	—
Japanese Hotel Real Estate Private Equity Fund No.2	13,529	19.9	2,688	—	—	—	2,688
Woori Seoul Beltway Private Special Asset Fund No.1	50,360	25.0	12,590	—	—	—	12,590
Woori General Private Securities Investment Trust(Bond) No.1	206,746	25.0	51,686	—	—	—	51,686
Woori Short-term Bond Securities Investment Trust(Bond) ClassC-F	701,914	15.0	105,564	—	—	—	105,564
Woori Safe Plus General Type Private Investment Trust S-8(Bond)	113,407	9.1	10,330	—	—	—	10,330
Woori General Private Securities Investment Trust(Bond) No.2	113,040	27.3	30,829	—	—	—	30,829
Woori Smart General Private Equity Investment Trust 1(bond)	143,973	28.6	41,135	—	—	—	41,135
Woori General Private Securities Investment Trust(Bond) No.3	184,330	27.8	51,205	—	—	—	51,205
Woori Asset Global Partnership Fund No.5	38,256	57.7	22,071	—	—	—	22,071
WOORI TAERIM 1st Fund	3,862	25.6	988	—	—	—	988
Portone-Cape Fund No.1	2,224	20.0	445	—	—	—	445
DeepDive WOORI 2021-1 Financial Investment Fund	10,381	11.9	1,236	—	—	—	1,236
Darwin Green Packaging Private Equity Fund	19,390	20.4	3,957	—	—	—	3,957
Koreawide partners 2nd Private Equity Fund	72,133	26.7	19,235	—	—	—	19,235
Woori FirstValue Private Real Estate Fund No.2	4,667	12.0	560	—	—	—	560
WooriG Real Infrastructure Blind General Type Private Placement Investment Trust	114,817	0.1	55	—	—	—	55
Woori Together TDF 2030	11,894	28.0	3,324	—	—	—	3,324
Woori Together OCIO Target Return Feeder fund (Balance Bond)	50,837	20.4	10,376	—	—	—	10,376
Australia Green Energy 1st PEF	121,430	4.0	4,811	—	—	—	4,811
Aarden Woori Apparel 1st Private Equity Fund	28,129	0.5	133	—	—	—	133
Woori Dyno 1st Private Equity Fund	12,025	19.6	2,358	—	—	—	2,358

	December 31, 2023
	Total net asset	Ownership (%)	Ownership portion of net assets	Basis difference	Impairment	Intercompany transaction	Book value
KTB-KORUS FUND	8,956	37.5	3,359	—	—	—	3,359
KTB China Platform Fund	85,895	18.7	16,059	—	—	—	16,059
KTBN Venture Fund No.7	79,871	20.1	16,044	—	—	—	16,044
KTBN Venture Fund No.8	11,551	21.7	2,511	—	—	—	2,511
KTBN Digital Contents Korea Fund No.9	18,658	30	5,597	—	—	—	5,597
KTBN Media Contents Fund	1,887	15	283	—	—	—	283
KTB China Synergy Fund	135,487	15.1	20,405	—	—	—	20,405
NAVER-KTB Audio Contents Fund	28,767	1	288	—	—	—	288
KTBN Venture Fund No.13	72,206	19.6	14,158	—	—	—	14,158
KTBN Future Contents Fund	34,210	13.3	4,561	—	—	—	4,561
KTBN Venture Fund No.16	180,975	10.3	18,561	—	—	—	18,561
KTBN Venture Fund No.18	265,911	10.1	26,970	—	—	—	26,970
KB-KTB Technology Venture Fund	41,800	18.2	7,600	—	—	—	7,600
WOORI 2022 Scaleup Venture Fund	67,800	20	13,578	—	—	—	13,578
WOORI 2022 Start-up Venture Fund	8,081	30.1	2,433	—	—	—	2,433
KTB-NHN China Private Equity Fund	9	33.3	3	—	—	—	3
KTBN GI Private Equity Fund	12,346	5	617	—	—	—	617
Chirochem	357	28.6	102	—	—	—	102
Godo Kaisha Oceanos 1	16,687	47.8	7,978	—	—	—	7,978
Woori Zip 1	12,746	62.4	7,629	—	—	—	7,629
Woori Zip 2	17,630	62.8	10,695	—	—	—	10,695
KG Fashion Co., Ltd.	(463)	20.8	(96)	—	—	96	—
KUM HWA Co., Ltd.	(163)	20.1	(33)	—	—	33	—
Jinmyung Plus Co., Ltd.	65	21.3	14	—	—	—	14
JC Assurance No.2 Private Equity Fund	121,588	23.5	28,610	—	(28,610)	—	—
Dream Company Growth no.1 PEF	28,111	27.8	7,809	—	—	—	7,809
HMS-Oriens 1st Fund	61,497	22.8	14,030	—	—	—	14,030
Woori G Senior Loan Private Placement Investment Trust No.1	349,132	21.7	75,590	—	—	—	75,590
Genesis Eco No.1 Private Equity Fund	37,750	29.0	10,942	—	—	—	10,942
Paratus Woori Material Component Equipment joint venture company	56,788	29.9	16,979	—	—	—	16,979
Midas No. 8 Private Equity Joint Venture Company	64,821	28.5	18,465	—	—	—	18,465
Orchestra Private Equity Fund IV	33,919	28.2	9,555	—	—	—	9,555
Synaptic Green No.1 PEF	36,150	21.1	7,611	—	—	—	7,611
IGEN2022No. 1 Private Equity Fund	32,131	24.8	7,983	—	—	—	7,983
PCC-Woori LP Secondary Fund	27,105	38.9	10,530	—	—	—	10,530
Synaptic Future Growth Private Equity Fund 1	29,748	23.8	7,069	—	—	—	7,069
Woori-Q Corporate Restructuring Private Equity Fund	62,809	32.4	20,283	—	—	—	20,283
Woori-Shinyoung Growth-Cap Private Equity Fund I	95,743	35.0	33,481	—	—	—	33,481
NH Woori Newdeal Growth Alpha Private Equity Fund 1	98,627	32.7	32,987	—	—	—	32,987
Woori BIG2 Plus Securities Investment Trust(Balanced Bond)	16,625	14.1	2,543	—	—	—	2,543
Woori 25-09 Corporate Bond (AA- or higher) Active ETF	101,701	29.3	29,821	—	—	—	29,821
Woori Short Term Government and Special Bank Bond Active ETF	58,973	20.8	12,286	—	—	—	12,286

(*)	The net asset equity amount is after the debt-for-equity swap, non-controlling etc.

14.	INVESTMENT PROPERTIES

(1)	Details of investment properties are as follows (Unit: Korean Won in millions):

	December 31, 2022	December 31, 2023
Acquisition cost	418,775	510,990
Accumulated depreciation	(30,982)	(38,136)
Accumulated impairment losses	(86)	(86)

Net carrying value	387,707	472,768

(2)	Changes in investment properties are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2021	2022	2023
Beginning balance	387,464	389,495	387,707
Acquisition	—	—	99,234
Disposal	—	(1,206)	—
Depreciation	(2,809)	(3,925)	(5,398)
Transfer	6,095	7,153	(2,098)
Foreign currencies translation adjustments	(1,255)	(3,810)	(6,677)

Ending balance	389,495	387,707	472,768

(3)
Fair value of investment properties amounted to 647,072 million Won and 802,109 million Won and as of December 31, 2022 and 2023, respectively. The fair value of investment properties has been assessed on the basis of recent similar real estate market price and officially assessed land price in the area of the investment properties, is classified as level 3 on the
fair value hierarchy.

(4)
Rental fee earned from investment properties is amounting to 22,798 million Won and 26,477 million Won for the years ended December 31, 2022 and 2023, respectively. Operating expenses directly related to the investment properties where rental fee was earned is amounting to 4,093 million Won and 5,568 million Won.

(5)	The lease payments expected to be received in the future under lease contracts relating to investment properties as of December 31, 2022 and 2023 are as follows (Unit: Korean Won in millions):

	December 31, 2022	December 31, 2023
Lease payments:
Within a year	12,368	14,784
More than 1 year and within 2 years	8,481	8,214
More than 2 years and within 3 years	5,320	3,744
More than 3 years and within 4 years	3,201	3,172
More than 4 years and within 5 years	2,634	2,994
More than 5 years	2,568	2,944

Total	34,572	35,852

15.	PREMISES AND EQUIPMENT

(1)	Details of premises and equipment as of December 31, 2022 and 2023 are as follows (Unit: Korean Won in millions):

	December 31, 2022
	Land	Building	Equipment and vehicles	Leasehold improvement	Construction in progress	Structures	Total
Premises and equipment (owned)	1,695,357	730,676	261,278	58,352	32,184	—	2,777,847
Right-of-use asset	—	349,494	15,589	—	—	—	365,083
Carrying value	1,695,357	1,080,170	276,867	58,352	32,184	—	3,142,930

	December 31, 2023
	Land	Building	Equipment and vehicles	Leasehold improvement	Construction in progress	Structures	Total
Premises and equipment (owned)	1,709,712	719,738	265,064	61,369	37,194	—	2,793,077
Right-of-use asset	—	362,702	20,980	—	—	—	383,682
Carrying value	1,709,712	1,082,440	286,044	61,369	37,194	—	3,176,759

(2)	Details of premises and equipment (owned) as of December 31, 2022 and 2023 are as follows (Unit: Korean Won in millions):

	December 31, 2022
	Land	Building	Equipment and vehicles	Leasehold improvement	Construction in progress	Structures	Total
Acquisition cost	1,696,017	1,078,385	1,179,928	470,513	32,184	20	4,457,047
Accumulated depreciation	—	(347,709)	(918,650)	(412,161)	—	(20)	(1,678,540)
Accumulated impairment losses	(660)	—	—	—	—	—	(660)

Net carrying value	1,695,357	730,676	261,278	58,352	32,184	—	2,777,847

	December 31, 2023
	Land	Building	Equipment and vehicles	Leasehold improvement	Construction in progress	Structures	Total
Acquisition cost	1,710,372	1,098,682	1,229,740	486,763	37,194	20	4,562,771
Accumulated depreciation	—	(378,944)	(964,676)	(425,394)	—	(20)	(1,769,034)
Accumulated impairment losses	(660)	—	—	—	—	—	(660)

Net carrying value	1,709,712	719,738	265,064	61,369	37,194	—	2,793,077

(3)	Details of changes in premises and equipment (owned) are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2021
	Land	Building	Equipment and vehicles	Leasehold improvement	Construction in progress	Structures	Total
Beginning balance	1,726,045	787,040	268,225	50,085	8,246	2	2,839,643
Acquisitions	—	15,750	68,069	23,347	11,637	—	118,803
Disposals	—	(1,994)	(1,663)	(979)	—	—	(4,636)
Depreciation	—	(33,523)	(93,921)	(22,293)	—	(1)	(149,738)
Classification of assets held for sale	(7,157)	(5,695)	—	—	—	—	(12,852)
Transfer	(3,649)	(2,446)	15,399	—	(15,399)	—	(6,095)
Foreign currencies translation adjustments	991	712	2,868	1,580	153	—	6,304
Others	3,095	(2,880)	(616)	(386)	(1,466)	—	(2,253)

Ending balance	1,719,325	756,964	258,361	51,354	3,171	1	2,789,176

	For the year ended December 31, 2022
	Land	Building	Equipment and vehicles	Leasehold improvement	Construction in progress	Structures	Total
Beginning balance	1,719,325	756,964	258,361	51,354	3,171	1	2,789,176
Acquisitions	24	14,524	98,620	28,178	31,810	—	173,156
Disposals	(20,024)	(788)	(1,003)	(656)	—	—	(22,471)
Depreciation	—	(32,290)	(97,600)	(21,185)	—	(1)	(151,076)
Classification of assets held for sale	(6,405)	(6,704)	—	—	—	—	(13,109)
Transfer	(3,040)	(4,113)	—	—	—	—	(7,153)
Foreign currencies translation adjustments	(855)	(428)	392	549	225	—	(117)
Business combination	5,917	3,523	2,586	—	—	—	12,026
Others	415	(12)	(78)	112	(3,022)	—	(2,585)

Ending balance	1,695,357	730,676	261,278	58,352	32,184	—	2,777,847

	For the year ended December 31, 2023
	Land	Building	Equipment and vehicles	Leasehold improvement	Construction in progress	Structures	Total
Beginning balance	1,695,357	730,676	261,278	58,352	32,184	—	2,777,847
Acquisitions	43	18,107	112,908	24,874	8,790	—	164,722
Disposals	(367)	(530)	(13,630)	(1,017)	(3,600)	—	(19,144)
Depreciation	—	(33,318)	(96,684)	(21,062)	—	—	(151,064)
Classification of assets held for sale	(936)	(1,568)	—	—	—	—	(2,504)
Transfer	5,445	(3,347)	—	—	—	—	2,098
Foreign currencies translation adjustments	638	322	296	186	(68)	—	1,374
Business combination	9,530	9,530	318	—	—	—	19,378
Others	2	(134)	578	36	(112)	—	370

Ending balance	1,709,712	719,738	265,064	61,369	37,194	—	2,793,077

(4)	Details of right-of-use assets as of December 31, 2022 and 2023 are as follows (Unit: Korean Won in millions):

	December 31, 2022
	Building	Equipment and vehicles	Total
Acquisition cost	643,484	32,700	676,184
Accumulated depreciation	(293,990)	(17,111)	(311,101)

Net carrying value	349,494	15,589	365,083

	December 31, 2023
	Building	Equipment and vehicles	Total
Acquisition cost	735,396	40,389	775,785
Accumulated depreciation	(372,694)	(19,409)	(392,103)

Net carrying value	362,702	20,980	383,682

(5)	Details of changes in right-of-use assets are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2021
	Building	Equipment and vehicles	Total
Beginning balance	435,132	12,423	447,555
New contracts	172,812	16,848	189,660
Changes in contract	9,064	225	9,289
Termination	(46,563)	(1,742)	(48,305)
Depreciation	(228,403)	(10,665)	(239,068)
Business combination	—	—	—
Others	25,438	975	26,413

Ending balance	367,480	18,064	385,544

	For the year ended December 31, 2022
	Building	Equipment and vehicles	Total
Beginning balance	367,480	18,064	385,544
New contracts	225,396	9,819	235,215
Changes in contract	3,514	(26)	3,488
Termination	(43,597)	(870)	(44,467)
Depreciation	(211,175)	(11,406)	(222,581)
Business combination	819	—	819
Others	7,057	8	7,065

Ending balance	349,494	15,589	365,083

	For the year ended December 31, 2023
	Building	Equipment and vehicles	Total
Beginning balance	349,494	15,589	365,083
New contracts	192,111	18,699	210,810
Changes in contract	25,570	138	25,708
Termination	(15,340)	(1,647)	(16,987)
Depreciation	(201,232)	(12,133)	(213,365)
Business combination	675	271	946
Others	11,424	63	11,487

Ending balance	362,702	20,980	383,682

16.	INTANGIBLE ASSETS

(1)	Details of intangible assets are as follows (Unit: Korean Won in millions):

	December 31, 2022
	Goodwill	Industrial property rights	Development cost	Other intangible assets	Membership deposit	Construction in progress	Total
Acquisition cost	397,527	2,219	754,031	1,244,516	46,231	3,027	2,447,551
Accumulated amortization	—	(1,576)	(541,404)	(1,018,591)	—	—	(1,561,571)
Accumulated impairment losses	—	—	—	(33,552)	(3,314)	—	(36,866)

Net carrying value	397,527	643	212,627	192,373	42,917	3,027	849,114

	December 31, 2023
	Goodwill	Industrial property rights	Development cost	Other intangible assets	Membership deposit	Construction in progress	Total
Acquisition cost	445,093	2,292	859,678	1,388,397	50,857	8,142	2,754,459
Accumulated amortization	—	(1,783)	(617,587)	(1,101,688)	—	—	(1,721,058)
Accumulated impairment losses	—	—	—	(33,553)	(3,006)	—	(36,559)

Net carrying value	445,093	509	242,091	253,156	47,851	8,142	996,842

(2)	Details of changes in intangible assets are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2021
	Goodwill	Industrial property rights	Development cost	Other intangible assets	Membership deposit	Construction in progress	Total
Beginning balance	334,290	709	208,873	205,445	36,091	6,669	792,077
Acquisitions	—	247	74,444	49,137	2,437	977	127,242
Disposal	—	—	—	—	(347)	—	(347)
Amortization (*)	—	(233)	(80,128)	(68,950)	—	—	(149,311)
Impairment losses	—	—	—	(18)	(93)	—	(111)
Transfer	—	—	4,518	2,946	—	(7,464)	—
Foreign currencies translation adjustments	11,159	—	—	2,952	232	—	14,343
Others	—	—	1	1,670	(713)	535	1,493

Ending balance	345,449	723	207,708	193,182	37,607	717	785,386

(*)	Amortization of other intangible assets amounting to 13,963 million Won is included in other operating expenses.

	For the year ended December 31, 2022
	Goodwill	Industrial property rights	Development cost	Other intangible assets	Membership deposit	Construction in progress	Total
Beginning balance	345,449	723	207,708	193,182	37,607	717	785,386
Acquisitions	—	162	91,992	62,073	6,571	2,421	163,219
Disposal	—	—	—	(2)	(1,295)	—	(1,297)
Amortization (*)	—	(242)	(87,294)	(75,299)	—	—	(162,835)
Impairment losses	—	—	—	—	88	—	88
Transfer	—	—	300	182	—	(482)	—
Business combination	57,670	—	—	7,795	—	—	65,465
Foreign currencies translation adjustments	(5,592)	—	(5)	(865)	(42)	(53)	(6,557)
Others	—	—	(74)	5,307	(12)	424	5,645

Ending balance	397,527	643	212,627	192,373	42,917	3,027	849,114

(*)	Amortization of other intangible assets amounting to 14,664 million Won is included in other operating expenses.

	For the year ended December 31, 2023
	Goodwill	Industrial property rights	Development cost	Other intangible assets	Membership deposit	Construction in progress	Total
Beginning balance	397,527	643	212,627	192,373	42,917	3,027	849,114
Acquisitions	—	72	105,596	125,509	4,000	7,612	242,789
Disposal	—	—	—	(1,028)	(1,290)	—	(2,318)
Amortization (*)	—	(206)	(76,192)	(84,556)	—	—	(160,954)
Reversal of impairment losses	—	—	—	—	37	—	37
Transfer	—	—	61	650	(392)	(350)	(31)
Business combination	41,527	—	—	18,882	2,565	—	62,974
Foreign currencies translation adjustments	6,039	—	(1)	854	4	(28)	6,868
Others	—	—	—	472	10	(2,119)	(1,637)

Ending balance	445,093	509	242,091	253,156	47,851	8,142	996,842

(*)	Amortization of other intangible assets amounting to 22,349 million Won is included in other operating expenses.

(3)	Goodwill

1)	Details of allocated goodwill based on each cash-generating unit as of December 31, 2022 and 2023 are as follows (Unit: Korean Won in millions):

Cash-generating unit (*1)	December 31, 2022	December 31, 2023
Woori Asset Management Corp.	43,036	43,036
Woori Global Asset Management Co., Ltd.	2,030	2,030
Woori Asset Trust Co., Ltd.	141,780	141,780
Woori Venture Partners Co., Ltd.	—	41,527
PT Bank Woori Saudara Indonesia 1906 Tbk (*2)	97,029	100,267
WOORI BANK (CAMBODIA) PLC (*3)	55,570	56,513
PT Woori Finance Indonesia Tbk. (*4)	51,382	53,097
Others	6,700	6,843

Total	397,527	445,093

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
(*4)
The Group has acquired PT Batavia Prosperindo Finance Tbk to expand installment finance business in Indonesia, and recognized the goodwill as it is expected to strengthen the competitiveness and existing customer relationships by securing sales network of used cars in Indonesia.

2)	Impairment test
The recoverable amount of the cash-generating unit is measured at larger amount among the fair value less costs to sell or the value to use.
The net fair value is calculated by deducting costs of disposal from the amount received from the sale of the cash-generating unit in an arm’s length transaction between the parties with reasonable judgment and willingness to negotiate. In case of difficulty in measuring this amount, the sale amount of a similar cash-generating unit in the past market is calculated by reflecting the characteristics of the cash-generating unit. If reliable information related to fair value less costs to sell is not available, value in use is considered as recoverable amount. Value in use is the present value of future cash flows expected to be generated by the cash-generating unit. Future cash flows are estimated based on the latest financial budget approved by the management, with an estimated period of up to five years. The Group applied 1.0% - 4.3% growth rate to estimate future cash flow for the period over five years. The main assumptions used to estimate cash flows are about the size of the market and the share of the group. The appropriate discount rate for discounting future cash flows is the pre-tax
discount rate, including assumptions about risk-free interest rates, market risk premium, and systemic risk of cash-generating units. The impairment test, which compares the carrying amount and recoverable amount of the cash-generating unit to which goodwill has been allocated, is conducted every year and every time an impairment sign occurs.

(Unit:  %, Korean Won in millions)

Category	Woori Asset Trust Co., Ltd.	Woori Asset Management Corp. (*)	Woori Venture Partners Co., Ltd.	PT Bank Woori Saudara Indonesia 1906 Tbk	WOORI BANK (CAMBODIA) PLC	PT Woori Finance Indonesia Tbk
Discount rate (%)	16.61	16.44	16.93	11.39	17.72	15.33
Terminal growth rate (%)	1.0	1.0	1.0	1.0	1.0	4.3
Recoverable amount	439,760	186,709	275,795	979,387	586,446	159,255
Carrying amount	414,455	160,596	221,248	740,558	509,730	120,355

(*)	The Group conducted a consolidated impairment test on the goodwill of Woori Asset Management and Woori Global Asset Management, which are scheduled to merge in January 2024.
As a result of the impairment test on goodwill, it is determined that the carrying amount of the cash-generating unit to which the goodwill has been allocated will not exceed the recoverable amount.

3)	Sensitivity analysis
The sensitivity of the fair value measurement to changes in significant but unobservable inputs used in measuring fair value is as follows (Unit: Korean Won in millions):

Category		Woori Asset Trust Co., Ltd.	Woori Asset Management Corp.	Woori Venture Partners Co., Ltd.	PT Bank Woori Saudara Indonesia 1906 Tbk	WOORI BANK (CAMBODIA) PLC	PT Woori Finance Indonesia Tbk
Discount rate (%).	Increase by 1.0% point	(33,658)	(7,931)	(32,715)	(95,630)	(47,185)	(14,150)
	Decrease by 1.0% point	40,101	9,343	38,927	116,564	53,812	17,719
Terminal growth rate (%)	Increase by 1.0% point	23,853	5,217	24,520	47,933	9,762	13,470
	Decrease by 1.0% point	(20,274)	(4,451)	(20,874)	(39,513)	(8,659)	(10,734)

17.	ASSETS HELD FOR SALE
Assets held for distribution (sale) are as follows (Unit: Korean Won in millions):

Assets (*)	December 31, 2022	December 31, 2023
Premises and equipment	9,589	11,573
Others	4,183	8,772

Total	13,772	20,345

(*)	The Group classifies assets as held for sale that are highly likely to be sold within one year from December 31, 2022 and December 31, 2023.
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

18.	ASSETS SUBJECT TO LIEN AND ASSETS ACQUIRED THROUGH FORECLOSURES

(1)	Assets subjected to lien are as follows (Unit: Korean Won in millions):

		December 31, 2022
		Collateral given to	Amount	Reason for collateral
Financial assets at FVTPL	Korean treasury and government bonds, etc.	KOREA SECURITIES FINANCE CORPORATION, etc.	198,377	Related to bonds sold under repurchase agreements (*1)
	Korean treasury and government bonds, etc.	Korea Securities Depository	659,050	Securities borrowing collateral
	Korean treasury and government bonds, etc.	SHINHAN SECURITIES CO, etc.	6,939	Future trading collateral
	Korean financial institutions’ debt securities, etc.	SC FIRST BANK KOREA, SEOUL, etc.	245,876	Variable margin deposit for CSA, etc.
	Korean financial institutions’ debt securities, etc.	SHINHAN ASSET MANAGEMENT, etc.	16,200	Related to bonds sold under repurchase agreements (*1)
	Korean capital contributions, etc.	Korea Software Financial Cooperative	104	Bid guarantee, etc.
Financial assets at FVTOCI	Korean treasury and government bonds	Korea Securities Depository	460	Related to bonds sold under repurchase agreements (*1)
	Korean financial institutions’ debt securities, etc.	The BOK, etc.	6,394,890	Settlement risk, etc.
	Debt securities in foreign currencies	BNP-PARIBAS, etc.	1,060,120	Variable margin deposit for CSA, etc.
	Debt securities in foreign currencies	SC BANK, H.K, etc.	582,738	Related to bonds sold under repurchase agreements (*1)
Securities at amortized cost	Korean treasury and government bonds	Korea Securities Depository	1,100,351	Related to bonds sold under repurchase agreements (*1)

		December 31, 2022
		Collateral given to	Amount	Reason for collateral
	Korean treasury and government bonds	The BOK, etc.	10,820,136	Settlement risk, etc.
	Debt securities in foreign currencies	NATIXIS, etc.	70,949	Related to bonds sold under repurchase agreements (*1)
	Debt securities in foreign currencies	FHLB ADVANCE, etc.	10,570	Related to the borrowing limit
Loan at amortized cost and other financial assets	Due from banks in local currency	Daishin AMC Co.,Ltd. and others	1,500	Right of pledge
	Other due from banks in local currency	The Korea Exchange, etc.	133,539	Margin deposit for CCP
	Other due from banks in foreign currency	Korea Investment & Securities, etc.	1,142,784	Overseas futures option deposit, etc.
	Mortgage loan	Public offering	1,892,723	Related to covered bonds
Premises and equipment	Land and building	Gakorea Co., Ltd , etc.	1,851	Right to collateral and others (*2)
Investment properties	Land and building	Gakorea Co., Ltd., etc.	5,365	Right to collateral and others (*2)

		Total	24,344,522

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

(*2)	The maximum pledge amount is 522 million Won.

		December 31, 2023
		Collateral given to	Amount	Reason for collateral
Financial assets at FVTPL	Korean treasury and government bonds, etc.	Mirae Asset Global Investments Co., Ltd., etc.	238,461	Related to bonds sold under repurchase agreements ( *1)
	Korean treasury and government bonds, etc.	Korea Securities Depository	675,815	Securities borrowing collateral
	Korean treasury and government bonds, etc.	SHINHAN SECURITIES CO, etc.	6,534	Future trading collateral
	Korean financial institutions’ debt securities, etc.	Korea Exchange Co., Ltd etc.	385,394	Variable margin deposit for CSA, etc.
	Korean capital contributions, etc.	Korea Software Financial Cooperative	107	Bid guarantee, etc.
Financial assets at FVTOCI	Korean treasury and government bonds	Korea Securities Depository	73,846	Related to bonds sold under repurchase agreements (*1)
	Korean financial institutions’ debt securities, etc.	The BOK, etc.	8,182,907	Settlement risk, etc.
	Debt securities in foreign currencies	Korea Investment & Securities, etc.	955,126	Substitute securities, etc.
	Debt securities in foreign currencies	Postal Savings Bank of China	482,737	Related to bonds sold under repurchase agreements (*1)
Securities at amortized cost	Korean treasury and government bonds	The BOK, etc.	10,380,306	Settlement risk, etc.
	Debt securities in foreign currencies	NATIXIS	48,368	Related to bonds sold under repurchase agreements (*1)

		December 31, 2023
		Collateral given to	Amount	Reason for collateral
	Debt securities in foreign currencies	FEDERAL RESERVE BANK	23,180	Related to the borrowing limit
Loan at amortized cost and other financial assets	Other due from banks in local currency	MORGAN STANLEY BANK INTL, SEL, etc.	26,854	Variable margin deposit for CSA, etc.
	Other due from banks in foreign currency	Korea Investment & Securities, etc.	765,330	Overseas futures option deposit, etc.
	Mortgage loan	Public offering	1,242,963	Related to covered bonds
Premises and equipment	Land and building	Gakorea Co., Ltd , etc.	1,808	Right to collateral and others (*2)
Investment properties	Land and building	Gakorea Co., Ltd.	5,211	Right to collateral (*2)

		Total	23,494,947

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

(*2)	The maximum pledge amount is 339 million Won.

(2)	Details of assets acquired through foreclosures are as follows (Unit: Korean Won in millions):

	December 31, 2022	December 31, 2023
Investment properties
Land	6,404	6,404
Building	165	148
Sub-total	6,569	6,552
Other assets
Land for non-business use	21,302	30,950
Building for non-business use (*1)	3,049	5,174
Movables for non-business use (*2)	165	111
Real estate assessment provision for non-business use	(1,176)	(1,611)
Sub-total	23,340	34,624
Assets held for sale
Land	2,351	2,393
Building	1,832	1,853
Sub-total	4,183	4,246

Total	34,092	45,422

(*1)	The cumulative depreciation amount as of December 31, 2022 and 2023 is 1,055 million Won and 1,471 million Won, respectively.
(*2)	The cumulative depreciation amount as of December 31, 2022 and 2023 is 882 million Won and 886 million Won, respectively.

(3)	Securities loaned are as follows (Unit: Korean Won in millions):

		December 31, 2022	December 31, 2023	Loaned to
Financial assets at FVTPL	Korean treasury and government bonds, etc.	—	625,398	Korea Securities Finance Corporation
Financial assets at FVTOCI	Korean treasury and government bonds, etc.	98,027	592,218	Korea Securities Depository, etc.

Securities loaned are lending of specific securities to borrowers who agree to return the same amount of the same security at the end of lending period. As the Group does not derecognize these securities.

(4)	Collaterals held that can be disposed and re-subjected to lien regardless of defaults of counterparties
Fair values of collaterals held that can be disposed and
re-subjected
to lien regardless of defaults of counterparties as of December 31, 2022 and 2023 are as follows (Unit: Korean Won in millions):

	December 31, 2022
	Fair values of collaterals	Fair values of collaterals were disposed or re-subjected to lien
Securities	7,109,933	—

	December 31, 2023
	Fair values of collaterals	Fair values of collaterals were disposed or re-subjected to lien
Securities	3,443,822	—
19. OTHER ASSETS
Details of other assets are as follows (Unit: Korean Won in millions):

	December 31, 2022	December 31, 2023
Lease assets	2,593,578	3,306,464
Prepaid expenses	287,323	345,202
Advance payments	99,772	95,025
Non-operational assets	23,340	34,625
Others	57,539	60,471

Total	3,061,552	3,841,787

20. FINANCIAL LIABILITIES AT FVTPL

(1)	Financial liabilities at FVTPL are as follows (Unit: Korean Won in millions):

	December 31, 2022	December 31, 2023
Financial instruments at fair value through profit or loss	8,952,399	6,138,313

Total	8,952,399	6,138,313

(2)	Financial liabilities at fair value through profit or loss are as follows (Unit: Korean Won in millions):

	December 31, 2022	December 31, 2023
Deposits
Gold banking liabilities	35,161	39,524
Borrowings
Securities sold	12,113	155,765
Derivative liabilities	8,905,125	5,943,024

Total	8,952,399	6,138,313

21. DEPOSITS DUE TO CUSTOMERS
Details of deposits due to customers by type are as follows (Unit: Korean Won in millions):

	December 31, 2022	December 31, 2023
Deposits in local currency:
Deposits on demand	15,627,300	8,803,962
Deposits at termination	270,092,855	282,846,971
Mutual installment	22,995	21,602
Deposits on notes payables	3,675,596	4,119,801
Deposits on CMA	60,079	95,237
Certificate of deposits	5,255,889	14,767,307
Other deposits	1,196,486	1,117,673

Sub-total	295,931,200	311,772,553

Deposits in foreign currencies:
Deposits in foreign currencies	46,263,943	46,196,650
Present value discount	(92,352)	(184,906)

Sub-total	46,171,591	46,011,744

Customers’ deposits for beneficiary	2,418	—

Total	342,105,209	357,784,297

22.	BORROWINGS AND DEBENTURES

(1)	Details of borrowings are as follows (Unit: Korean Won in millions):

	December 31, 2022
	Lenders	Interest rate (%)	Amount
Borrowings in local currency:
Borrowings from The BOK	The BOK	0.3 ~ 1.8	3,040,877
Borrowings from government funds	Small Enterprise and Market Service and others	0.0 ~ 3.5	2,021,049
Others	The Korea Development Bank and others	0.0 ~ 6.7	9,562,082

Sub-total			14,624,008

Borrowings in foreign currencies:
Borrowings in foreign currencies	The Export-Import Bank of Korea and others	(0.1) ~ 10.6	11,161,294
Bills sold	Others	0.0 ~ 2.4	7,308
Call money	Bank and others	1.6 ~ 5.5	400,071
Bonds sold under repurchase agreements	Other financial institutions	0.2 ~ 6.4	2,313,044
Present value discount			(76,122)

Total			28,429,603

	December 31, 2023
	Lenders	Interest rate (%)	Amount
Borrowings in local currency:
Borrowings from The BOK	The BOK	2.0	1,565,444
Borrowings from government funds	Small Enterprise and Market Service and others	0.0 ~ 3.4	1,996,579
Others	The Korea Development Bank and others	0.0 ~ 6.7	11,206,471

Sub-total			14,768,494

Borrowings in foreign currencies:
Borrowings in foreign currencies	The Export-Import Bank of Korea and others	0.0 ~ 10.0	14,006,644
Bills sold	Others	0.0 ~ 2.7	6,325
Call money	Bank and others	4.1 ~ 6.6	1,115,923
Bonds sold under repurchase agreements	Other financial institutions	1.0 ~ 11.7	1,119,991
Present value discount			(30,631)

Total			30,986,746

(2)	Details of debentures are as follows (Unit: Korean Won in millions):

	December 31, 2022		December 31, 2023
	Interest rate (%)	Amount	Interest rate (%)	Amount
Face value of bond (*) :
Ordinary bonds	0.8 ~ 7.5	37,132,334	0.8 ~ 7.5	34,393,418
Subordinated bonds	1.9 ~ 5.1	5,835,325	1.9 ~ 5.1	5,241,848
Other bonds	0.8 ~ 17.0	1,271,364	1.6 ~ 17.0	1,667,895

Sub-total		44,239,023		41,303,161

Discounts on bonds		(40,537)		(63,916)

Total		44,198,486		41,239,245

(*)
Included debentures under fair value hedge amounting to and 3,076,983 million Won and 3,943,224 million Won as of December 31, 2022 and 2023 respectively. Also, debentures under cash flow hedge amounting to 1,324,812 million Won and 932,392 million Won are included as of December 31, 2022 and 2023 respectively.

23. PROVISIONS

(1)	Details of provisions are as follows (Unit: Korean Won in millions):

	December 31, 2022	December 31, 2023
Asset retirement obligation	82,717	95,179
Provisions for guarantees (*1)	76,508	80,703
Provisions for unused loan commitments	106,033	135,335
Other provisions (*2)	280,607	494,814

Total	545,865	806,031

(*1)	Provisions for guarantees includes provision for financial guarantee of 47,969 million Won and 50,125 million Won as of December 31, 2022 and 2023, respectively.
(*2)	Other provisions consist of provision for litigation, loss compensation and others.

(2)	Changes in provisions for guarantees and unused loan commitments are as follows (Unit: Korean Won in millions):

1)	Provisions for guarantees

	For the year ended December 31, 2021
	Stage1	Stage2	Stage3	Total
Beginning balance	64,804	16,745	8,043	89,592
Transfer to 12-month expected credit loss	2,146	(2,144)	(2)	—
Transfer to expected credit loss for the entire period	(162)	193	(31)	—
Transfer to credit-impaired financial assets	(3)	(162)	165	—
Provisions used	(6,964)	—	—	(6,964)
Net provision (reversal) of unused amount	(9,929)	636	(1,408)	(10,701)
Others (*)	2,938	1	—	2,939

Ending balance	52,830	15,269	6,767	74,866

(*)	Recognized as a result of new financial guarantee contract valued at initial fair value.

	For the year ended December 31, 2022
	Stage1	Stage2	Stage3	Total
Beginning balance	52,830	15,269	6,767	74,866
Transfer to 12-month expected credit loss	1,206	(1,206)	—	—
Transfer to expected credit loss for the entire period	(119)	119	—	—
Transfer to credit-impaired financial assets	(3)	(338)	341	—
Provisions used	—	—	—	—
Net provision (reversal) of unused amount	(3,449)	10,483	577	7,611
Others (*)	(5,969)	—	—	(5,969)

Ending balance	44,496	24,327	7,685	76,508

(*)	Recognized as a result of new financial guarantee contract valued at initial fair value.

	For the year ended December 31, 2023
	Stage1	Stage2	Stage3	Total
Beginning balance	44,496	24,327	7,685	76,508
Transfer to 12-month expected credit loss	20,503	(20,503)	—	—
Transfer to expected credit loss for the entire period	(453)	453	—	—
Transfer to credit-impaired financial assets	(4)	(3)	7	—
Provisions used	—	—	—	—
Net provision (reversal) of unused amount	5,492	(1,470)	(467)	3,555
Others (*)	644	(4)	—	640

Ending balance	70,678	2,800	7,225	80,703

(*)	Recognized as a result of new financial guarantee contract valued at initial fair value.

2)	Provisions for unused loan commitment

	For the year ended December 31, 2021
	Stage1	Stage2	Stage3	Total
Beginning balance	63,240	55,726	3,189	122,155
Transfer to 12-month expected credit loss	15,522	(14,965)	(557)	—
Transfer to expected credit loss for the entire period	(2,338)	3,129	(791)	—
Transfer to credit-impaired financial assets	(110)	(226)	336	—
Net provision (reversal) of unused amount	(9,005)	871	(1,857)	(9,991)
Others	131	1	—	132

Ending balance	67,440	44,536	320	112,296

	For the year ended December 31, 2022
	Stage1	Stage2	Stage3	Total
Beginning balance	67,440	44,536	320	112,296
Transfer to 12-month expected credit loss	14,349	(14,217)	(132)	—
Transfer to expected credit loss for the entire period	(2,619)	2,648	(29)	—
Transfer to credit-impaired financial assets	(197)	(306)	503	—
Net provision (reversal) of unused amount	(11,402)	5,527	(457)	(6,332)
Others	69	—	—	69

Ending balance	67,640	38,188	205	106,033

	For the year ended December 31, 2023
	Stage1	Stage2	Stage3	Total
Beginning balance	67,640	38,188	205	106,033
Transfer to 12-month expected credit loss	19,492	(19,458)	(34)	—
Transfer to expected credit loss for the entire period	(3,631)	3,670	(39)	—
Transfer to credit-impaired financial assets	(183)	(263)	446	—
Net provision (reversal) of unused amount	25,438	4,191	(346)	29,283
Others	19	—	—	19

Ending balance	108,775	26,328	232	135,335

(3)	Changes in asset retirement obligation for the years ended December 31, 2021, 2022 and 2023 are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2021	2022	2023
Beginning balance	68,402	80,777	82,717
Provisions provided	3,235	4,082	6,979
Provisions used	(5,066)	(7,400)	(1,542)
Reversal of provisions unused	(947)	(21)	(1,202)
Unwinding of discount	495	909	2,412
Increase (decrease) of restoration expense, etc.	14,658	4,370	5,815

Ending balance	80,777	82,717	95,179

The amount of the asset retirement obligation is the present value of the best estimate of future expected expenditure to settle the obligation – arising from leased premises as of December 31, 2023, discounted by appropriate discount rate.
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

(4)	Changes in other provisions for the years ended December 31, 2021, 2022 and 2023 are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2021	2022	2023
Beginning balance	221,494	308,195	280,607
Provisions provided	85,706	36,284	265,574
Provisions used	(10,375)	(8,540)	(30,974)
Reversal of provisions unused (*)	(718)	(54,893)	(18,579)
Foreign currencies translation adjustments	11,957	(621)	(1,844)
Others	131	182	30

Ending balance	308,195	280,607	494,814

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

1)
The Group recognized the estimated amount of compensation related to incomplete sales of Derivative Linked Fund (DLF) in 2019 and provisions for fines expected to be imposed by the Financial Services Commission as the best estimate of expenditure required to fulfill its current obligations at the end of the period.

2)
The Group recognized provisions for estimated compensation amounts related to the prepayment arising from the delay in the redemption of funds before the prior fiscal year and the dispute settlement as the best estimate of the expenditure amounting to 180.2 billion won. In addition, The Group recognized provision amounting to 53.6 billion won for estimated compensation of expected customer loss related to delayed redemption of fund during the current period.

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
The Group is exposed to various risks through defined benefit retirement pension plan, and the most significant risks are as follows:

Volatility of asset	The defined benefit obligation was estimated with an interest rate calculated based on blue chip corporate bonds earnings. A deficit may occur if the rate of return of plan assets falls short of the interest rate.

Decrease in profitability of blue-chip bonds	A decrease in profitability of blue-chip bonds will be offset by some increase in the value of debt securities that the employee benefit plan owns but will bring an increase in the defined benefit obligation.

Risk of inflation	Defined benefit obligations are related to inflation rate; the higher the inflation rate is, the higher the level of liabilities. Therefore, deficit occurs in the system if an inflation rate increases.

(1)	Details of net defined benefit liability (asset) are as follows (Unit: Korean Won in millions):

	December 31, 2022	December 31, 2023
Present value of defined benefit obligation	1,377,545	1,574,087
Fair value of plan assets	(1,661,623)	(1,807,408)

Net defined benefit liabilities (assets) (*)	(284,078)	(233,321)

(*)
Net defined benefit assets of 284,078 million Won as of December 31, 2022 are the subtracted amount of the net defined benefit liability of 35,202 million Won from the net defined benefit assets of 319,280. Net defined benefit assets of 233,321 million Won as of December 31, 2023 are the subtracted amount of the net defined benefit liability of 6,939 million Won from the net defined benefit assets of 240,260 million Won.

(2)	Changes in the carrying value of defined benefit obligation are as follows (Unit: Korean Won in millions):

		For the years ended December 31
		2021	2022	2023
	Beginning balance	1,610,680	1,618,098	1,377,545
	Current service cost	178,416	166,741	132,302
	Interest cost	39,814	48,238	72,683
Remeasurements	Financial assumption	(92,367)	(356,344)	70,284
	Demographic assumptions	(251)	(9)	—
	Experience adjustments	(12,155)	(3,838)	13,926
	Retirement benefit paid	(106,050)	(92,914)	(92,146)
	Foreign currencies translation adjustments	165	(69)	80
	Others	(154)	(2,358)	(587)

	Ending balance	1,618,098	1,377,545	1,574,087

(3)	Changes in the plan assets are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2021	2022	2023
Beginning balance	1,564,101	1,591,458	1,661,623
Interest income	40,927	49,916	91,550
Remeasurements	(15,022)	(18,095)	(23,752)
Employer’s contributions	103,251	127,979	175,220
Retirement benefit paid	(99,523)	(87,472)	(94,607)
Others	(2,276)	(2,163)	(2,626)

Ending balance	1,591,458	1,661,623	1,807,408

(4)	The fair value of the plan assets by composition as of December 31, 2022 and 2023 are as follows (Unit: Korean Won in millions):

	December 31, 2022	December 31, 2023
Cash and due from banks	1,661,623	1,807,408
Meanwhile, among plan assets, realized returns on plan assets amount to 31,821 million Won and 67,798 million Won for the years ended December 31, 2022 and 2023, respectively. The contribution expected to be paid in the next accounting year amounts to 128,665 million Won.

(5)	Amounts related to the defined benefit plan that are recognized in the consolidated statements of comprehensive income are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2021	2022	2023
Current service cost	178,416	166,741	132,302
Net interest income (expense)	(1,113)	(1,678)	(18,867)

Cost recognized in net income	177,303	165,063	113,435

Remeasurements (*)	(89,751)	(342,096)	107,962

Cost recognized in total comprehensive income	87,552	(177,033)	221,397

(*)	Amount before tax
Retirement benefits related to defined contribution plans recognized as expenses are 4,494million Won, 4,240 million Won and 6,217 million Won for the years ended December 31, 2021, 2022 and 2023, respectively.

(6)	Key actuarial assumptions used in net defined benefit liability measurement are as follows:

	December 31, 2021	December 31, 2022	December 31, 2023
Discount rate	2.40% ~ 3.49%	5.25% ~ 5.99%	4.25% ~ 5.15%
Future wage growth rate	2.03% ~ 5.56%	2.1% ~ 5.84%	2.24% ~ 5.79%
Mortality rate	Issued by Korea Insurance Development Institute	Issued by Korea Insurance Development Institute	Issued by Korea Insurance Development Institute
Retirement rate	Experience rate for each employment classification	Experience rate for each employment classification	Experience rate for each employment classification
The weighted average maturity of defined benefit liability is a minimum of 5.01 to a maximum 10.76 years.

(7)	The sensitivity to actuarial assumptions used in the assessment of defined benefit obligation is as follows (Unit: Korean Won in millions):

		December 31, 2022	December 31, 2023
Discount rate	Increase by 1% point	(146,319)	(137,355)
	Decrease by 1% point	170,529	158,691
Future wage growth rate	Increase by 1% point	174,546	160,663
	Decrease by 1% point	(153,712)	(141,355)

25. OTHER FINANCIAL LIABILITIES AND OTHER LIABILITIES
Other financial liabilities and other liabilities are as follows (Unit: Korean Won in millions):

	December 31, 2022	December 31, 2023
Other financial liabilities:
Accounts payable	6,001,858	10,188,192
Accrued expenses	3,219,349	4,339,314
Borrowings from trust accounts	3,475,118	5,207,791
Agency business revenue	213,845	271,946
Foreign exchange payables	822,446	887,817
Domestic exchange settlement credits	4,631,921	1,386,697
Lease liabilities	319,161	334,456
Other miscellaneous financial liabilities	4,148,621	3,520,039
Present value discount	(20,451)	(21,247)

Sub-total	22,811,868	26,115,005

Other liabilities:
Unearned income	351,633	390,455
Other miscellaneous liabilities	338,524	413,442

Sub-total	690,157	803,897

Total	23,502,025	26,918,902

26. DERIVATIVES

(1)	Derivative assets and derivative liabilities are as follows (Unit: Korean Won in millions):

	December 31, 2022
		Assets			Liabilities
	Nominal amount	For cash flow hedge	For fair value hedge	For trading	For cash flow hedge	For fair value hedge	For trading
Interest rate:
Futures	42,545	—	—	—	—	—	—
Forwards	2,620,000	—	—	249,356	—	—	—
Swaps	136,550,518	2,041	—	440,540	—	193,831	474,158
Purchase options	170,000	—	—	9,308	—	—	—
Written options	310,000	—	—	—	—	—	16,752
Currency:
Futures	51,136	—	—	—	—	—	—
Forwards	90,134,257	—	—	3,083,082	—	—	1,360,535
Swaps	97,197,309	35,745	—	3,105,901	9,080	—	5,500,970
Purchase options	487,852	—	—	23,182	—	—	—
Written options	570,982	—	—	—	—	—	7,929
Equity:
Futures	958,589	—	—	—	—	—	—
Forwards	183	—	—	100	—	—	—
Swaps	568,835	—	—	90,237	—	—	673
Purchase options	29,801,478	—	—	1,204,475	—	—	—
Written options	29,874,836	—	—	—	—	—	1,544,108

Total	389,338,520	37,786	—	8,206,181	9,080	193,831	8,905,125

	December 31, 2023
		Assets			Liabilities
	Nominal amount	For cash flow hedge	For fair value hedge	For trading	For cash flow hedge	For fair value hedge	For trading
Interest rate:
Futures	317,018	—	—	—	—	—	—
Forwards	3,960,000	—	—	83,198	—	—	169,527
Swaps	138,734,758	—	698	367,333	512	135,263	213,885
Purchase options	150,000	—	—	6,556	—	—	—
Written options	400,000	—	—	—	—	—	15,359
Currency:
Futures	1,728	—	—	—	—	—	—
Forwards	97,713,561	—	—	1,935,832	—	—	885,870
Swaps	79,160,356	26,010	—	2,669,550	17,232	—	3,643,463
Purchase options	139,309	—	—	1,500	—	—	—
Written options	122,696	—	—	—	—	—	585
Equity:
Futures	480,311	—	—	—	—	—	—
Forwards	137	—	—	36	—	—	—
Swaps	461,112	—	—	126,028	—	—	1,994
Purchase options	16,444,709	—	—	608,296	—	—	—
Written options	16,887,247	—	—	—	—	—	1,012,341

Total	354,972,942	26,010	698	5,798,329	17,744	135,263	5,943,024

Derivatives held for trading are classified into financial assets at FVTPL (Note 7) and financial liabilities at FVTPL (Note 20), and derivatives designated for hedging are presented as a separate line item in the consolidated statements of financial position.

(2)	Overview of the Group’s hedge accounting
1) Fair value hedge
As of December 31, 2023, the Group has applied fair value hedge on fixed interest rate foreign currency denominated debentures amounting to 3,682,140 million Won, and foreign currency loans amounting to 261,084 million Won. The purpose of the hedging is to avoid fair value volatility risk of fixed interest rate foreign currency denominated debentures derived from fluctuations of market interest rate, and as such the Group entered into interest rate swap agreements designated as hedging instruments.
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

The fair value of the interest rate swap at the end of the reporting period is determined by discounting future cash flows estimated by using the yield curve at the end of the reporting period and the credit risk embedded in the contract and the average interest rate is determined based on the outstanding balance at the end of the reporting period. The variable interest rate applied to the interest rate swap is Compounding SOFR or CD 3M plus spread. In accordance with the terms of each interest rate swap contract designated as a hedging instrument, the Group receives interest at a fixed interest rate and pays interest at a variable interest rate.
2) Cash Flow Hedge
As of the December 31, 2023, the Group has applied cash flow hedge on local currency denominated debentures amounting to 179,945 million Won and debentures on foreign currency amounting to 752,447 million Won The Group’s hedging strategies are to ① Mitigate risks of cash flow fluctuation from variable interest rate debentures on local currency due to changes in market interest rate by entering into an interest rate swap contract and thereby designating it as hedging instrument; ② Mitigate the risks of cash flow fluctuation from principal and interest of variable interest rate debentures denominated in foreign currency due to changes in foreign exchange rates and interest rates by entering into a currency swap contract and thereby designating it as hedging instrument; ③ Mitigate the risks of cash flow fluctuation from principal and interest of fixed interest rate debentures denominated in foreign currency due to changes in foreign exchange rates and ④ Mitigate the risks of cash flow fluctuation in variable interest rate foreign currency borrowings resulting from changes in market interest rates and designate it as a hedging instrument through entering into currency swap contracts and interest rate swap contracts.
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
3) Hedges of Net Investment in Foreign Operations
Foreign currency exposure arises from the Group’s net investments in Woori America Bank, Woori Bank (Cambodia) PLC and Hong Kong Woori Investment Bank, and overseas branches, which use USD as their functional currency. The risk arises from fluctuations in the spot exchange rate between USD and KRW. This may result in different net investment amounts.

The risk hedged in the net investment hedging is the volatility of KRW against USD, which may reduce the carrying amount of the Group’s net investments in Woori America Bank, Woori Bank (Cambodia) PLC and Hong Kong Woori Investment Bank.
A portion of the Group’s net investments in Woori America Bank, Woori Bank (Cambodia) PLC and Hong Kong Woori Investment Bank, and overseas branches are hedged in USD denominated foreign currency bonds(Carrying amount as of December 31, 2023: USD 863,959,317) and mitigate foreign exchange risk arising from the net assets of subsidiaries.
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

(3)	The nominal amount of the hedging instrument is as follows (Unit: USD, AUD, EUR, and Korean Won in millions):

	December 31, 2022
	1 year or less	1 year to 5 years	More than 5 years	Total
Fair value hedge
Interest rate risk
Interest rate swap (USD)	—	2,075,000,000	300,000,000	2,375,000,000
Interest rate swap (AUD)	150,000,000	—	—	150,000,000
Interest rate swap (KRW)	150,000	—	—	150,000
Cash flow hedge
Interest rate risk
Interest rate swap (KRW)	50,000	140,000	—	190,000
Foreign currencies translation risk and interest rate risk
Currency swap (USD)	—	270,000,000	—	270,000,000
Foreign currencies translation risk
Currency swap (USD)	80,000,000	100,000,000	—	180,000,000
Currency swap (EUR)	—	194,780,000	—	194,780,000
Hedges of net investment in foreign operations
Exchange risk
Foreign currency bond (USD)	272,390,437	592,000,000	—	864,390,437

	December 31, 2023
	1 year or less	1 year to 5 years	More than 5 years	Total
Fair value hedge
Interest rate risk
Interest rate swap (USD)	1,000,000,000	1,975,000,000	—	2,975,000,000
Interest rate swap (KRW)	240,000	—	20,000	260,000
Cash flow hedge
Interest rate risk Interest rate swap (KRW)	—	140,000	—	140,000
Foreign currencies translation risk and interest rate risk
Currency swap (USD)	—	270,000,000	—	270,000,000
Foreign currencies translation risk
Currency swap (USD)	—	100,000,000	—	100,000,000
Currency swap (EUR)	—	194,780,000	—	194,780,000
Hedges of net investment in foreign operations
Exchange risk
Foreign currency bond (USD)	400,000,000	463,959,317	—	863,959,317

(4)	The average interest rate and average currency rate of the hedging instrument are as follows:

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

December 31, 2023
Average interest rate and average exchange rate
Fair value hedge
Interest rate risk
Interest rate swap (USD)	Fixed 3.60% receipt and (C.SOFR) + 1.47% paid
Interest rate swap (KRW)	Fixed 4.13% receipt and CD 3M paid
Cash flow hedge
Interest rate risk
Interest rate swap (KRW)	KRW CMS 5Y+0.46% receipt, 3.65% paid
Foreign currencies translation risk and interest rate risk
Currency swap (USD)	USD 1M SOFR+1.12% receipt, KRW 4.37% paid, USD/KRW = 1,293.97
Foreign currencies translation risk
Currency swap (USD)	USD 1.75% receipt, KRW 1.63% paid, USD/KRW = 1,138.50
Currency swap (EUR)	EUR 1.98% receipt, KRW 3.40% paid, EUR/KRW = 1,344.08
Hedges of net investment
Exchanging rate risk
Foreign currency denominated debentures (USD/KRW)	1,306.12

(5)	The amounts related to items designated as hedging instruments are as follows (Unit: USD, AUD, EUR, and Korean Won in millions):

	December 31, 2022
	Nominal amount of the hedging instrument	Carrying amount of the hedging instrument		Line item in the statement of financial position where the hedging instrument is located	Changing in fair value used for calculating hedge ineffectiveness
		Assets	Liabilities
Fair value hedge
Interest rate risk
Interest rate Swap (USD)	2,375,000,000	—	193,831	Derivative assets (designated for hedging)	(247,765)
Interest rate Swap (AUD)	150,000,000			Derivative liabilities (designated for hedging)
Interest rate Swap (KRW)	150,000
Cash flow hedge
Interest rate risk
Interest rate swap (KRW)	190,000	2,041	—	Derivative liabilities (designated for hedging)	1,690
Foreign currency translation risk and interest rate risk
Currency swap (USD)	270,000,000	17,909	—	Derivative liabilities (designated for hedging)	58,253
Foreign currency translation risk
Currency swap (USD)	180,000,000	17,836	—	Derivative liabilities (designated for hedging)	9,317
Currency swap (EUR)	194,780,000	—	9,080	Derivative liabilities (designated for hedging)	(10,286)
Hedges of net investment in foreign operations Exchange rate risk
Foreign currency bond (USD)	864,390,437	—	1,095,442	Foreign currency bond	(28,553)

	December 31, 2023
	Nominal amounts of the hedging instrument	Carrying amount of the hedging instrument		Line item in the statement of financial position where the hedging instrument is located	Changing in fair value used for calculating hedge ineffectiveness
		Assets	Liabilities
Fair value hedge
Interest rate risk
Interest rate Swap (USD)	2,975,000,000	698	135,263	Derivative assets (designated for hedging)	55,651
Interest rate Swap (KRW)	260,000
Cash flow hedge
Interest rate risk
Interest rate swap (KRW)	140,000	—	512	Derivative liabilities (designated for hedging)	(2,433)
Foreign currency translation risk and interest rate risk
Currency swap (USD)	270,000,000	7,356	17,232	Derivative assets (designated for hedging) Derivative liabilities (designated for hedging)	(913)
Foreign currency translation risk
Currency swap (USD)	100,000,000	10,956	—	Derivative assets (designated for hedging)	(5,644)
Currency swap (EUR)	194,780,000	7,698	—	Derivative assets (designated for hedging)	19,063
Hedges of net investment in foreign operations Exchange rate risk
Foreign currency bond (USD)	863,959,317	—	1,113,989	Foreign currency bond	(19,088)

(6)	Details of carrying amount to hedge and amount due to hedge accounting are as follows (Unit: Korean Won in millions):

	December 31, 2022
	Carrying amount of the hedged item		Accumulated amount of fair value hedge adjustments on the hedged item included in the carrying amount of the hedged item		Line item in the statement of financial position in which the hedged item is included	Changing in fair value used for calculating hedge ineffectiveness	Cash flow hedge reserve (*)
	Assets	Liabilities	Assets	Liabilities
Fair value hedge
Interest rate risk
Debentures	—	3,076,983	—	(199,804)	Debentures	257,911	—
Cash flow hedge
Interest rate risk
Debentures	—	229,892	—	—	Debentures	(3,742)	2,531
Foreign currencies translation risk and interest rate risk
Debentures	—	342,019	—	—	Debentures	(23,296)	8,648
Foreign currencies translation risk
Debentures	—	752,901	—	—	Debentures	11,256	(24,600)
Hedges of net investment in foreign operations Exchange rate risk
Foreign operations net asset	—	1,095,442	—	—	Foreign operations net asset	28,553	(38,797)

(*)	After tax amount

	December 31, 2023
	Carrying amount of the hedged item		Accumulated amount of fair value hedge adjustments on the hedged item included in the carrying amount of the hedged item		Line item in the statement of financial position in which the hedged item is included	Changing in fair value used for calculating hedge ineffectiveness	Cash flow hedge reserve (*)
	Assets	Liabilities	Assets	Liabilities
Fair value hedge
Interest rate risk
Debentures	—	3,943,224	—	142,902	Debentures	(58,306)	—
Cash flow hedge
Interest rate risk
Debentures	—	179,945	—	—	Debentures	2,433	25
Foreign currencies translation risk and interest rate risk
Debentures	—	346,388	—	—	Debentures	22,914	(8,819)
Foreign currencies translation risk
Debentures	—	406,059	—	—	Debentures	(13,419)	(11,416)
Hedges of net investment in foreign operations Exchange rate risk
Foreign operations net asset	—	1,113,989	—	—	Foreign operations net asset	19,088	(34,750)

(*)	After tax amount

(7)	Amounts recognized in profit or loss due to the ineffective portion of fair value hedges are as follows (Unit: Korean Won in millions):

		For the year ended December 31, 2021
		Hedge ineffectiveness recognized in profit or loss	Line item in the profit or loss that includes hedge ineffectiveness
Fair value hedge	Interest rate risk	16,522	Other net operating income(expense)

		For the year ended December 31, 2022
		Hedge ineffectiveness recognized in profit or loss	Line item in the profit or loss that includes hedge ineffectiveness
Fair value hedge	Interest rate risk	10,146	Other net operating income(expense)

		For the year ended December 31, 2023
		Hedge ineffectiveness recognized in profit or loss	Line item in the profit or loss that includes hedge ineffectiveness
Fair value hedge	Interest rate risk	(2,655)	Other net operating income(expense)

(8)	Reclassification of profit or loss from other comprehensive income and equity related to cash flow hedges are as follows (Unit: Korean Won in millions):

		For the year ended December 31, 2021
		Changes in the value of hedging instruments recognized in OCI	Hedge ineffectiveness recognized in profit or loss	Changes in the value of foreign basis spread recognized in OCI	Line item recognized in the profit or loss	Amounts reclassified from cash flow hedge reserve to profit or loss	Line item affected in profit or loss due to reclassification
Cash flow hedge	Interest rate risk	1,641	256	—	Other net operating income (expense)	—	Other net operating income (expense)
	Foreign currencies translation risk and interest rate risk	60,394	169	(2,300)	Other net operating income (expense)	(52,126)	Other net operating income (expense)
	Foreign currencies translation risk	8,476	(258)	416	Other net operating income (expense)	(9,045)	Other net operating income (expense)

		For the year ended December 31, 2022
		Changes in the value of hedging instruments recognized in OCI	Hedge ineffectiveness recognized in profit or loss	Changes in the value of foreign basis spread recognized in OCI	Line item recognized in the profit or loss	Amounts reclassified from cash flow hedge reserve to profit or loss	Line item affected in profit or loss due to reclassification
Cash flow hedge	Interest rate risk	1,653	37	—	Other net operating income (expense)	220	Other net operating income (expense)
	Foreign currencies translation risk and interest rate risk	58,253	—	(1,721)	Other net operating income (expense)	(53,743)	Other net operating income (expense)
	Foreign currencies translation risk	(969)	—	2,046	Other net operating income (expense)	(16,111)	Other net operating income (expense)

		For the year ended December 31, 2023
		Changes in the value of hedging instruments recognized in OCI	Hedge ineffectiveness recognized in profit or loss	Changes in the value of foreign basis spread recognized in OCI	Line item recognized in the profit or loss	Amounts reclassified from cash flow hedge reserve to profit or loss	Line item affected in profit or loss due to reclassification
Cash flow hedge	Interest rate risk	(2,433)	—	—	Other net operating income (expense)	—	Other net operating income (expense)
	Foreign currencies translation risk and interest rate risk	(913)	—	(4,871)	Other net operating income (expense)	(11,683)	Other net operating income (expense)
	Foreign currencies translation risk	13,419	—	(3,521)	Other net operating income (expense)	(6,950)	Other net operating income (expense)

(9)	The amounts recognized in profit or loss and other comprehensive income related to the hedging of net investments in foreign operations are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2022
		Profit or loss recognized in OCI	Hedge ineffectiveness recognized in profit or loss	Line item which recognized the hedge ineffectiveness
Hedges of net investment in foreign operation	Exchange rate risk	(38,797)	—	—

	For the year ended December 31, 2023
		Profit or loss recognized in OCI	Hedge ineffectiveness recognized in profit or loss	Line item which recognized the hedge ineffectiveness
Hedges of net investment in foreign operation	Exchange rate risk	(19,088)	5,039	(14,049)
27. DEFERRED DAY 1 PROFITS OR LOSSES
Changes in deferred day 1 profits or losses are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2021	2022	2023
Beginning balance	6,939	29,111	17,964
New transactions	49,523	21,656	—
Amounts recognized in losses	(27,351)	(32,803)	(10,116)

Ending balance	29,111	17,964	7,848

In case some variables to measure fair values of financial instruments are not observable in the market, valuation techniques are utilized to evaluate such financial instruments. Those financial instruments are recorded the transaction price as at the time of acquisition, even though there are difference noted between the transaction price and the fair value. The table above presents the difference yet to be realized as profits or losses.

28.	EQUITY

(1)	Details of equity as of December 31, 2022 and 2023 are as follows (Unit: Korean Won in millions):

	December 31, 2022	December 31, 2023
Capital
Common stock capital	3,640,303	3,802,676
Hybrid securities	3,112,449	3,611,129
Capital surplus
Paid in capital in excess of par	643,544	854,499
Others	38,841	81,064

Sub-total	682,385	935,563

Capital adjustments
Treasury stocks	(3,819)	(39,348)
Other adjustments (*1)	(1,780,367)	(1,648,535)

Sub-total	(1,784,186)	(1,687,883)

Accumulated other comprehensive income
Financial assets at FVTOCI	(645,731)	79,694
Changes in capital due to equity method	475	3,471
Gain (loss) on foreign currency translation of foreign operations	(24,202)	15,579
Gain (loss) on hedges of net investment in foreign operations	(20,701)	(34,750)
Remeasurements of defined benefit plan	55,235	(24,262)
Gain (loss) on valuation of cash flow hedge	(4,282)	(20,806)

Sub-total	(639,206)	18,926

Retained earnings (*2) (*3)	23,750,152	24,986,470
Non-controlling interest (*4)	2,865,445	1,730,609

Total	31,627,342	33,397,490

(*1)
Included 178,060 million Won in capital transaction gains and losses recognized by Woori Bank and (formerly) Woori Financial Group in 2014 and 2,238,228 million Won due to the spin-off
of Gyeongnam Bank and Gwangju Bank.

(*2)
The regulatory reserve for credit losses in retained earnings amounted to 2,996,960 million Won and 2,839,475 million Won and as of December 31, 2022 and 2023, respectively in accordance with the relevant article.

(*3)
The earned surplus reserve in retained earnings amounted to 181,860 million Won and 300,190 million Won as of December 31, 2022 and 2023 in accordance with the Article 53 of the Financial Holding Company Act.

(*4)
The hybrid securities issued by Woori Bank amounting to 2,344,816 million Won and 1,546,447 million Won as of December 31, 2022 and 2023, respectively, are recognized as non-controlling
interests. 113,995 million Won and 95,637 million Won of dividends for the hybrid securities issued by Woori Bank are allocated to net profit and loss of the non-controlling
interests for the years ended December 31, 2022 and 2023, respectively.

(2)	The number of authorized shares and others of the Group are as follows:

	December 31, 2022	December 31, 2023
Shares of common stock authorized	4,000,000,000 Shares	4,000,000,000 Shares
Par value	5,000 Won	5,000 Won
Shares of common stock issued	728,060,549 Shares	751,949,461 Shares
Capital stock	3,640,303 million Won	3,802,676 million Won

(3)	Hybrid securities
The bond-type hybrid securities classified as owner’s equity are as follows (Unit: Korean Won in millions):

	Issue date	Maturity	Interest rate (%)	December 31, 2022	December 31, 2023
Securities in local currency	2019-07-18	—	3.49	500,000	500,000
Securities in local currency	2019-10-11	—	3.32	500,000	500,000
Securities in local currency	2020-02-06	—	3.34	400,000	400,000
Securities in local currency	2020-06-12	—	3.23	300,000	300,000
Securities in local currency	2020-10-23	—	3.00	200,000	200,000
Securities in local currency	2021-04-08	—	3.15	200,000	200,000
Securities in local currency	2021-10-14	—	3.60	200,000	200,000
Securities in local currency	2022-02-17	—	4.10	300,000	300,000
Securities in local currency	2022-07-28	—	4.99	300,000	300,000
Securities in local currency	2022-10-25	—	5.97	220,000	220,000
Securities in local currency	2023-02-10	—	4.65	—	300,000
Securities in local currency	2023-09-07	—	5.04	—	200,000
Issuance cost				(7,551)	(8,871)

Total				3,112,449	3,611,129

The hybrid securities mentioned above do not have maturity date but are redeemable after 5 years from date of issuance.

(4)	Accumulated other comprehensive income
Changes in the accumulated other comprehensive income are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2021
	Beginning balance	Increase (decrease) (*)	Reclassification adjustments	Income tax effect	Ending balance
Net gain (loss) on valuation of financial assets at FVTOCI	(9,833)	(174,113)	(32,624)	54,048	(162,522)
Changes in capital due to equity method	(2,609)	3,885	—	(1,414)	(138)
Gain (loss) on foreign currency translation of foreign operations	(298,363)	239,614	—	(5,032)	(63,781)
Remeasurement gain (loss) related to defined benefit plan	(261,195)	90,337	—	(25,086)	(195,944)
Gain (loss) on valuation of derivatives designated as cash flow hedges	(1,386)	6,416	1,221	(698)	5,553
Capital related to noncurrent assets held for sale	1,226	(1,306)	—	359	279

Total	(572,160)	164,833	(31,403)	22,177	(416,553)

(*)
The increase (decrease) of financial asset valuation profit or loss at fair value through other comprehensive income and non-current
assets held for sale are changes due to the period evaluation, and the reclassification adjustments amounting to (2,220) million Won, 946 million Won and (947) million Won are due to disposal of equity securities, equity method investments and
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
non-current
assets held for sale, respectively during the period.

	For the year ended December 31, 2023
	Beginning balance	Increase (decrease) (*)	Reclassification adjustments	Income tax effect	Ending balance
Net gain (loss) on valuation of financial assets at FVTOCI	(645,731)	783,583	200,309	(258,467)	79,694
Changes in capital due to equity method	475	(1,434)	—	4,430	3,471
Gain (loss) on foreign currency translation of foreign operations	(24,202)	39,458	—	323	15,579
Gain (loss) on hedges of net investment in foreign operations	(20,701)	(19,088)	—	5,039	(34,750)
Remeasurement gain (loss) related to defined benefit plan	55,235	(108,217)	—	28,720	(24,262)
Gain (loss) on valuation of cash flow hedge	(4,282)	(15,906)	(944)	326	(20,806)

Total	(639,206)	678,396	199,365	(219,629)	18,926

(*)
The increase(decrease) of financial asset valuation profit or loss at fair value through other comprehensive income and non-current
assets held for sale are changes due to the period evaluation, and the reclassification adjustments amounting to 86 million Won and (50) million Won are due to disposal of equity securities and non-current
assets held for sale, respectively during the period.

(5)	Treasury stock
Details of treasury stocks are as follows (Unit: Shares, Korean Won in millions):

	December 31, 2021
	Beginning balance	Acquisition	Disposal and others	Ending balance
Number of shares	2	343,989	—	343,991

Carrying amount	—	3,819	—	3,819

	December 31, 2022
	Beginning balance	Acquisition	Disposal and others	Ending balance
Number of shares	343,991	—	—	343,991

Carrying amount	3,819	—	—	3,819

	December 31, 2023
	Beginning balance	Acquisition	Disposal and others	Ending balance
Number of shares	343,991	13,552,312	(10,468,806)	3,427,497

Carrying amount	3,819	157,222	(121,693)	39,348

29.	DIVIDENDS

(1)
Dividends per share and the total dividends for the fiscal year ending December 31, 2022 were 980 Won and 713,497 million Won, respectively, and the dividends were approved at the regular general shareholders’ meeting held on March 24, 2023 and were paid in April 2023.

(2)
On July 21, 2023, in accordance with a resolution of the Board of Directors, the Group declared the quarterly dividend of 180 Won per share (total dividend of 130,748 million Won) with June 30, 2023 as record date, and the dividends were paid in August 2023.

(3)
On October 26, 2023, in accordance with a resolution of the Board of Directors, the Group declared the quarterly dividend of 180 won per share (a total dividend of 135,341 million Won) with September 30, 2023 as record date, and the dividends were paid in November 2023.

(4)
A dividend in respect of the year ended December 31, 2023, of 640 won per share, amounting to a total dividend of 481,213 million Won, was approved by shareholders at the annual
 general meeting on March 22, 2024, with February 29, 2024 as record date. These financial statements do not include this dividend payable.

30. NET INTEREST INCOME

(1)	Interest income recognized is as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2021	2022	2023
Financial assets at FVTPL	45,803	106,698	192,094
Financial assets at FVTOCI	381,814	632,615	999,407
Financial assets at amortized cost
Loans and other financial assets at amortized cost
Interest on due from banks	46,600	244,331	543,789
Interest on loans	9,065,074	13,109,022	18,042,706
Interest of other receivables	30,538	46,637	81,045

Sub-total	9,142,212	13,399,990	18,667,540

Securities at amortized cost	324,920	515,246	782,513

Sub-total	9,467,132	13,915,236	19,450,053

Total	9,894,749	14,654,549	20,641,554

(2)	Details of interest expense recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2021	2022	2023
Interest on deposits due to customers	1,906,858	4,120,811	8,738,249
Interest on borrowings	219,994	598,185	1,294,710
Interest on debentures	727,093	1,036,191	1,507,108
Other interest expense	47,647	195,090	348,588
Interest on lease liabilities	7,436	7,693	10,359

Total	2,909,028	5,957,970	11,899,014

31.	NET FEES AND COMMISSIONS INCOME

(1)	Details of fees and commissions income recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2021	2022	2023
Fees and commission received for brokerage	182,794	185,545	146,216
Fees and commission received related to credit	197,125	189,856	182,151
Fees and commission received for electronic finance	131,941	130,712	125,760
Fees and commission received on foreign exchange handling	56,210	56,812	55,993
Fees and commission received on foreign exchange	73,894	96,713	99,071
Fees and commission received for guarantee	76,428	85,340	88,580
Fees and commission received on credit card	573,048	594,897	640,918
Fees and commission received on securities business	100,991	111,211	58,553
Fees and commission from trust management	216,203	266,447	266,197
Fees and commission received on credit information	10,220	10,190	10,768
Fees and commission received related to lease	374,900	572,563	698,463
Other fees	177,951	199,414	193,144

Total	2,171,705	2,499,700	2,565,814

(2)	Details of fees and commissions expense incurred are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2021	2022	2023
Fees and commissions paid	261,734	325,536	339,340
Credit card commission	425,796	446,885	488,742
Securities business commission	1,605	1,414	1,287
Others	11,795	15,695	15,964

Total	700,930	789,530	845,333

32. DIVIDEND INCOME

(1)	Details of dividend income recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2021	2022	2023
Dividend income related to financial assets at FVTPL	284,683	136,136	222,357
Dividend income related to financial assets at FVTOCI	24,528	23,846	17,936

Total	309,211	159,982	240,293

(2)	Details of dividends related to financial assets at FVTOCI are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2021	2022	2023
Dividend income recognized from assets held:
Equity securities	24,528	23,846	17,936
33. NET GAIN OR LOSS ON FINANCIAL INSTRUMENTS AT FAIR VALUE THROUGH PROFIT OR LOSS

(1)	Details of gains related to net gain or loss on financial instruments at FVTPL are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2021	2022	2023
Gain on financial instruments at fair value through profit or loss	325,649	238,502	488,486
Gain on financial instruments at fair value through profit or loss designated as upon initial recognition	102	—	—

Total	325,751	238,502	488,486

(2)	Details of net gain or loss on financial instruments at fair value through profit or loss and financial instruments held for trading are as follows (Unit: Korean Won in millions):

			For the years ended December 31
			2021	2022	2023
Financial assets at FVTPL	Securities	Gain on transactions and valuation	249,803	294,667	889,250
		Loss on transactions and valuation	(197,172)	(553,093)	(191,144)

		Sub-total	52,631	(258,426)	698,106

	Loans	Gain on transactions and valuation	24,674	24,005	6,064
		Loss on transactions and valuation	(6,770)	(2,219)	(2,289)

		Sub-total	17,904	21,786	3,775

	Other financial assets	Gain on transactions and valuation	17,034	21,602	9,742
		Loss on transactions and valuation	(12,370)	(12,314)	(19,291)

		Sub-total	4,664	9,288	(9,549)

	Sub-total		75,199	(227,352)	692,332

Derivatives (Held for trading)	Interest rates derivatives	Gain on transactions and valuation	2,020,004	5,216,543	4,741,233
		Loss on transactions and valuation	(1,746,752)	(3,625,834)	(4,990,352)

		Sub-total	273,252	1,590,709	(249,119)

	Currency derivatives	Gain on transactions and valuation	9,685,798	14,601,674	7,677,720
		Loss on transactions and valuation	(9,715,260)	(15,713,074)	(7,528,291)

		Sub-total	(29,462)	(1,111,400)	149,429

	Equity derivatives	Gain on transactions and valuation	1,754,671	2,836,843	3,169,071
		Loss on transactions and valuation	(1,744,294)	(2,850,334)	(3,273,202)

		Sub-total	10,377	(13,491)	(104,131)

	Other derivatives	Gain on transactions and valuation	64	49	14
		Loss on transactions and valuation	(3,781)	(13)	(39)

		Sub-total	(3,717)	36	(25)

	Sub-total		250,450	465,854	(203,846)

	Net, Total		325,649	238,502	488,486

34. NET GAIN OR LOSS ON FINANCIAL ASSETS AT FVTOCI
Details of net gain or loss on financial assets at FVTOCI recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2021	2022	2023
Loss on redemption of securities	(23)	(7)	104
Gain (Loss) on transaction of securities	32,647	(21,491)	(37,745)

Total	32,624	(21,498)	(37,641)

35. REVERSAL OF (PROVISION FOR) IMPAIRMENT LOSSES DUE TO CREDIT LOSS
Reversal of (provision for) impairment losses due to credit loss are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2021	2022	2023
Reversal(provision) due to credit loss on financial assets measured at FVTOCI	(4,909)	827	(16,542)
Provision for impairment loss due to credit loss on securities at amortized cost	(664)	(3,151)	(5,549)
Provision for impairment loss due to credit loss on loan and other financial assets at amortized cost	(551,957)	(881,668)	(1,839,987)
Provision for(reversal of) provision on guarantee	10,701	(7,611)	(3,555)
Reversal of(provision for) unused loan commitment	9,991	6,332	(29,283)

Total	(536,838)	(885,271)	(1,894,916)

36. GENERAL AND ADMINISTRATIVE EXPENSES AND OTHER NET OPERATING INCOME (EXPENSES)

(1)	Details of general and administrative expenses recognized are as follows (Unit: Korean Won in millions):

			For the years ended December 31
			2021	2022	2023
Employee benefits	Short-term employee benefits	Salaries	1,775,018	1,980,363	1,831,137
		Employee fringe benefits	545,534	590,255	600,001
	Share based payment		17,774	9,632	12,946
	Retirement benefit service costs		181,797	169,303	119,670
	Termination		180,872	162,019	164,922

	Sub-total		2,700,995	2,911,572	2,728,676

Depreciation and amortization			524,154	521,827	503,035
Other general and administrative expenses	Rent		83,879	80,130	124,355
	Taxes and public dues		135,015	157,905	190,334
	Service charges		231,852	233,495	245,656
	Computer and IT related		117,875	127,186	144,017
	Telephone and communication		79,145	84,204	88,018
	Operating promotion		44,248	53,733	53,896
	Advertising		101,384	160,464	161,896
	Printing		6,449	6,799	6,072
	Traveling		7,449	10,716	13,364
	Supplies		7,642	8,309	9,156
	Insurance premium		10,692	20,670	14,380
	Maintenance		20,808	23,266	24,932
	Water, light, and heating		14,520	16,165	19,161
	Vehicle maintenance		11,590	14,831	14,725
	Others (*)		49,714	98,618	101,760

	Sub-total		922,262	1,096,491	1,211,722

Total			4,147,411	4,529,890	4,443,433

(*)	In-house welfare fund contributions amounted to 40,200 million Won and 40,047 million Won as of December 31, 2022 and 2023, respectively.

(2)	Details of other operating income recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2021	2022	2023
Gain on transactions of foreign exchange	562,935	1,403,083	1,428,737
Gain related to derivatives (Designated for hedging)	61,271	71,179	114,875
Gain on fair value hedged items	106,253	257,910	8,986
Others	172,044	249,509	288,862

Total	902,503	1,981,681	1,841,460

(3)	Details of other operating expenses recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2021	2022	2023
Losses on transactions of foreign exchange	450,698	1,181,663	1,295,557
KDIC deposit insurance premium	406,276	423,834	464,213
Contribution to miscellaneous funds	367,961	402,057	453,805
Losses related to derivatives (Designated for hedging)	93,084	250,268	35,583
Losses on fair value hedged items	1,947	—	72,601
Others (*)	469,938	736,112	1,040,424

Total	1,789,904	2,993,934	3,362,183

(*)
Other expense includes 13,963 million Won, 14,664 million Won and 22,349 million Won for intangible asset amortization cost for the years ended December 31, 2021, 2022 and 2023 respectively. In addition, it includes 250,971 million Won, 388,895 million Won and 462,394 million Won for lease depreciation cost for the years ended December 31, 2021, 2022 and 2023, respectively.

(4)	Share-based payment
Details of performance condition share-based payment granted to executives as of December 31, 2022 and 2023 are as follows.

1)	Performance condition share-based payment

Subject to		Shares granted for the year 2020
Type of payment		Cash-settled
Vesting period		January 1, 2020 ~ December 31, 2023
Date of payment		2024-01-01
Fair value (*1)		12,885 Won
Valuation method		Black-Scholes Model
Expected dividend rate		6.25%
Expected maturity date		—
Number of shares remaining	As of December 31, 2022	944,343 shares
	As of December 31, 2023	944,343 shares
Number of shares granted (*2)	As of December 31, 2022	944,343 shares
	As of December 31, 2023	944,343 shares

Subject to		Shares granted for the year 2021
Type of payment		Cash-settled
Vesting period		January 1, 2021 ~ December 31, 2024
Date of payment		2025-01-01
Fair value (*1)		12,105 Won
Valuation method		Black-Scholes Model
Expected dividend rate		6.25%
Expected maturity date		1 year
Number of shares remaining	As of December 31, 2022	1,105,515 shares
	As of December 31, 2023	1,105,515 shares
Number of shares granted (*2)	As of December 31, 2022	1,105,515 shares
	As of December 31, 2023	1,105,515 shares

Subject to		Shares granted for the year 2022
Type of payment		Cash-settled
Vesting period		January 1, 2022 ~ December 31, 2025
Date of payment		2026-01-01
Fair value (*1)		11,371 Won
Valuation method		Black-Scholes Model
Expected dividend rate		6.25%
Expected maturity date		2 years
Number of shares remaining	As of December 31, 2022	968,119 shares
	As of December 31, 2023	968,119 shares
Number of shares granted (*2)	As of December 31, 2022	968,119 shares
	As of December 31, 2023	968,119 shares

Subject to		Shares granted for the year 2023
Type of payment		Cash-settled
Vesting period		January 1, 2023 ~ December 31, 2026
Date of payment		2027-01-01
Fair value (*1)		10,683 Won
Valuation method		Black-Scholes Model
Expected dividend rate		6.25%
Expected maturity date		3 years
Number of shares remaining	As of December 31, 2022	—
	As of December 31, 2023	924,077 shares
Number of shares granted (*2)	As of December 31, 2022	—
	As of December 31, 2023	924,077 shares

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
loan ratio, and job performance.

2)
The Group accounts for performance condition share-based payments according to the cash-settled method and the fair value of the liabilities is reflected in the compensation costs by re-measuring
every closing period. As of December 31, 2022 and 2023, the carrying amount of the liabilities related to the performance condition share-based payments recognized by the Group amounts to 41,334 million Won and 46,741 million Won, respectively, including the carrying amount of liabilities related to key management of 17,494 million Won and 19,924 million Won, respectively.

37.
NON-OPERATING
INCOME (EXPENSES)

(1)	Details of gains or losses on valuation of investments in joint ventures and associates are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2021	2022	2023
Gains on valuation of investments in joint ventures and associates	80,268	98,858	132,541
Reversal of impairment losses of investments in joint ventures and associates	1,744	—	—
Losses on valuation of investments in joint ventures and associates	(7,405)	(11,134)	(22,710)
Impairment losses of investments in joint ventures and associates	(12,411)	(17,728)	—

Total	62,196	69,996	109,831

(2)	Details of other non-operating income and expenses recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2021	2022	2023
Other non-operating incomes	188,129	158,778	117,746
Other non-operating expenses	(223,029)	(111,728)	(209,153)

Total	(34,900)	47,050	(91,407)

(3)	Details of other non-operating income recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2021	2022	2023
Rental fee income	15,056	22,798	26,477
Gains on disposal of investments in joint ventures and associates	70,834	599	33,123
Gains on disposal of premises and equipment, intangible assets and other assets	51,083	55,852	5,267
Reversal of impairment loss of premises and equipment, intangible assets and other assets	166	310	230
Others (*)	50,990	79,219	52,649

Total	188,129	158,778	117,746

(*)	Others include 46,536 million Won and 14,060 million Won of other gains related to other provisions for the years ended December 31, 2022 and 2023, respectively.

(4)	Details of other non-operating expenses recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2021	2022	2023
Depreciation on investment properties	2,809	3,925	5,398
Operating expenses on investment properties	1,174	1,448	2,058
Losses on disposal of investment in joint ventures and associates	174	3,690	588
Losses on disposal of premises and equipment, intangible assets and other assets	3,354	3,177	1,873
Impairment losses of premises and equipment, intangible assets and other assets	656	260	129
Donation	39,335	50,547	63,729
Others (*)	175,527	48,681	135,378

Total	223,029	111,728	209,153

(*)
Others include 75,921 million Won, 18,458 million Won and 66,910 million Won of other losses related to other provisions for the years ended December 31, 2021, 2022 and 2023, respectively. And they include 62,196 million Won of other losses related to embezzlement accidents for the years ended December 31, 2021.

38. INCOME TAX EXPENSE

(1)	Details of income tax expenses are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2021	2022	2023
Current tax expense
Current tax expense with respect to the current period	884,843	1,332,636	689,395
Adjustments recognized in the current period in relation to the tax expense of prior periods	2,074	(13,982)	(22,825)
Income tax expense directly attributable to other equity	—	7,852	5,039

Sub-total	886,917	1,326,506	671,609

Deferred tax expense
Change in deferred tax assets (liabilities) due to temporary differences	15,672	(217,805)	442,852
Income tax expense (income) directly attributable to equity	22,177	68,802	(224,668)

Others	—	993	766

Sub-total	37,849	(148,010)	218,950

Income tax expense	924,766	1,178,496	890,559

(2)	Income tax expense reconciled to net income before income tax expense is as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2021	2022	2023
Net income before income tax expense	3,687,045	4,547,570	3,517,453
Tax calculated at statutory tax rate (*1)(*2)	942,991	1,171,389	859,608
Adjustments:
Effect of income that is exempt from taxation	(41,335)	(73,488)	(37,500)
Effect of expenses that are not deductible in determining taxable income	18,933	26,793	12,163
Adjustments recognized in the current period in relation to the current tax of prior periods	3,078	(14,088)	(22,456)
Others	1,099	67,890	78,744

Sub-total	(18,225)	7,107	30,951

Income tax expense	924,766	1,178,496	890,559

Effective tax rate	25.10%	25.90%	25.32%

(*1)
The applicable income tax rate of prior fiscal years
: 11% up to 200 million Won in tax basis, 22% over 200 million Won to 20 billion Won, 24.2% over 20 billion Won to 300 billion Won and 27.5% over 300 billion Won.

(*2)	The applicable income tax rate: 9.9% up to 200 million Won in tax basis, 20.9% over 200 million Won to 20 billion Won, 23.1% over 20 billion Won to 300 billion Won and 26.4% over 300 billion Won.

(3)	Changes in deferred tax assets and liabilities for the years ended December 31, 2021, 2022 and 2023, are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2021
	Beginning balance	Recognized as income (expense)	Recognized as other comprehensive income (expense)	Ending Balance
Gain (loss) on financial assets	276,495	(57,187)	54,048	273,356
Gain on valuation using the equity method of accounting	33,597	(17,282)	(1,055)	15,260
Gain (loss) on valuation of derivatives	(142,352)	(6,755)	(698)	(149,805)
Accrued income	(66,228)	(16,254)	—	(82,482)
Provision for loan losses	(46,495)	11,870	—	(34,625)
Loan and receivables written off	8,221	23	—	8,244
Loan origination costs and fees	(170,196)	(24,267)	—	(194,463)
Defined benefit liability	442,007	32,890	(25,282)	449,615
Deposits with employee retirement insurance trust	(424,906)	(7,291)	196	(432,001)
Provision for guarantee	9,485	(2,061)	—	7,424
Other provision	85,173	15,398	—	100,571
Others (*)	(118,964)	24,193	(5,032)	(99,803)

Net deferred tax assets	(114,163)	(46,723)	22,177	(138,709)

(*)	Among the deferred tax assets and liabilities classified as ‘Others,’ the deferred tax asset arising from unused tax losses amounts to 8,838 million Won.

	For the year ended December 31, 2022
	Beginning balance	Business combination	Recognized as income (expense)	Recognized as other comprehensive income (expense)	Ending Balance
Gain (loss) on financial assets	273,356	—	(55,410)	155,199	373,145
Gain on valuation using the equity method of accounting	15,260	—	11,139	(5,844)	20,555
Gain (loss) on valuation of derivatives	(149,805)	—	159,664	758	10,617
Accrued income	(82,482)	—	(7,848)	—	(90,330)
Provision for loan losses	(34,625)	—	14,520	—	(20,105)
Loan and receivables written off	8,244	—	(318)	—	7,926
Loan origination costs and fees	(194,463)	—	25,370	—	(169,093)
Defined benefit liability	449,615	—	15,760	(95,590)	369,785
Deposits with employee retirement insurance trust	(432,001)	—	(18,437)	216	(450,222)
Provision for guarantee	7,424	—	904	—	8,328
Other provision	100,571	—	(13,342)	—	87,229
Others (*)	(99,803)	(1,473)	16,878	14,063	(70,335)

Net deferred tax assets	(138,709)	(1,473)	148,880	68,802	77,500

(*)	Among the deferred tax assets and liabilities classified as ‘Others,’ the deferred tax asset arising from unused tax losses amounts to 3,536 million Won.

	For the year ended December 31, 2023
	Beginning balance	Business combination	Recognized as income (expense)	Recognized as other comprehensive income (expense)	Ending Balance
Gain (loss) on financial assets	373,145	—	(272,072)	(258,467)	(157,394)
Gain on valuation using the equity method of accounting	20,555	—	(35,357)	4,430	(10,372)
Gain (loss) on valuation of derivatives	10,617	—	24,869	326	35,812
Accrued income	(90,330)	—	(42,608)	—	(132,938)
Provision for loan losses	(20,105)	—	61,093	—	40,988
Loan and receivables written off	7,926	—	1,846	—	9,772
Loan origination costs and fees	(169,093)	—	(4,324)	—	(173,417)
Defined benefit liability	369,785	—	29,308	28,172	427,265
Deposits with employee retirement insurance trust	(450,222)	—	(50,044)	548	(499,718)
Provision for guarantee	8,328	—	(54)	—	8,274
Other provision	87,229	—	91,888	—	179,117
Others (*)	(70,335)	(11,593)	(22,729)	323	(104,334)

Net deferred tax assets	77,500	(11,593)	(218,184)	(224,668)	(376,945)

(*)	Among the deferred tax assets and liabilities classified as ‘Others,’ the deferred tax asset arising from unused tax losses amounts to 1,998 million Won.

(4)	Unrealizable temporary differences are as follows (Unit: Korean Won in millions):

	December 31, 2022	December 31, 2023
Deductible temporary differences	330,376	313,565
Tax loss carry forward	49,405	16,823
Taxable temporary differences	(8,898,834)	(9,138,085)

Total	(8,519,053)	(8,807,697)

No deferred income tax asset has been recognized for the deductible temporary difference of 302,214 million Won associated with investments in subsidiaries as of December 31, 2023, because it is not probable that the temporary differences will be reversed in the foreseeable future. Also, no deferred income tax asset has been recognized for the other
 11,912
million Won due to the uncertainty of its feasibility in the future.
No deferred income tax liability has been recognized for the taxable temporary difference of 9,138,085 million Won associated with investment in subsidiaries as of December 31, 2023, due to the following reasons:

•	The Group is able to control the timing of the reversal of the temporary difference.

•	It is probable that the temporary difference will not be reversed in the foreseeable future.
As of December 31, 2023, the expected extinctive date of tax loss carry forward that are not recognized as deferred tax assets are as follows (Unit: Korean Won in millions):

	1 year or less	1–2 years	2–3 years	More than 3 years
Tax loss carry forward	16,823	—	—	—

(5)	Details of accumulated deferred tax charged directly to other equity are as follows (Unit: Korean Won in millions):

	December 31, 2022	December 31, 2023
Gain(loss) on valuation of financial assets at FVTOCI	213,876	(44,591)
Gain(loss) on valuation of equity method investments	(3,766)	664
Gain on foreign currency translation of foreign operations	9,938	10,261
Gain on valuation of hedge accounting of the net investment in foreign operations	9,815	14,854
Remeasurements of the defined benefit plan	(20,584)	8,136
Gain(loss) on derivatives designated as cash flow hedge	(86)	240

Total	209,193	(10,436)

(6)	Current tax assets and liabilities are as follows (Unit: Korean Won in millions):

	December 31, 2022	December 31, 2023
Current tax assets	53,274	203,542
Current tax liabilities	843,555	103,655

39. EARNINGS PER SHARE (“EPS”)

(1)
Basic EPS is calculated by dividing net income attributable to common shareholders by weighted-average number of common shares outstanding (Unit: Korean Won in millions, except for EPS and number of shares):

	For the years ended December 31
	2021	2022	2023
Net income attributable to shareholders	2,542,844	3,186,772	2,506,296
Dividends to hybrid securities	(66,250)	(91,756)	(131,148)
Net income attributable to common shareholders	2,476,594	3,095,016	2,375,148
Weighted average number of common shares outstanding (Unit: million shares)	724	728	735
Basic EPS (Unit: Korean Won)	3,419	4,251	3,230

(2)	The weighted average number of common shares outstanding is as follows (Unit: number of shares, days):

	For the year ended December 31, 2022
	Number of shares	Accumulated number of shares outstanding during period
Common shares issued at the beginning of the period	728,060,549	265,742,100,385
Treasury stocks	(343,991)	(125,556,715)

Sub-total (①)		265,616,543,670

Weighted average number of common shares outstanding (②=(①/365))		727,716,558

	For the year ended December 31, 2023
	Number of shares	Accumulated number of shares outstanding during period
Common shares issued at the beginning of the period	728,060,549	265,742,100,385
Treasury stocks	(343,991)	(125,556,715)
Acquisition and retirement of treasury stock etc.	(13,500,691)	(2,104,222,930)
Acquisition of treasury stock (odd-lot stock at comprehensive share exchange)	(51,621)	(6,504,246)
Disposal of treasury stock	1,883,007	171,193,865
Issuance of new shares (comprehensive share exchange)	32,474,711	4,741,307,806

Sub-total (①)		268,418,318,165

Weighted average number of common shares outstanding (②=(①/365))		735,392,653

Diluted EPS is equal to basic EPS because there is no dilution effect for the years ended December 31, 2022 and 2023.

40. CONTINGENT LIABILITIES AND COMMITMENTS

(1)	Details of guarantees are as follows (Unit: Korean Won in millions):

	December 31, 2022	December 31, 2023
Confirmed guarantees
Guarantee for loans	39,684	58,205
Acceptances	501,921	467,964
Guarantees in acceptances of imported goods	97,920	74,916
Other confirmed guarantees	6,847,713	8,050,815

Sub-total	7,487,238	8,651,900

Unconfirmed guarantees
Local letters of credit	150,075	161,608
Letters of credit	3,014,228	2,873,350
Other unconfirmed guarantees	1,144,498	1,516,585

Sub-total	4,308,801	4,551,543

Commercial paper purchase commitments and others	125,547	589,858

Total (*)	11,921,586	13,793,301

(*)	Includes financial guarantees of 3,095,091 million Won and 3,661,656 million Won as of December 31, 2022 and December 31, 2023, respectively.

(2)	Details of unused loan commitments and others are as follows (Unit: Korean Won in millions):

	December 31, 2022	December 31, 2023
Loan commitments	118,172,070	126,829,192
Other commitments (*)	7,107,828	7,339,952

(*)
As of December 31, 2022 and 2023, the amount of unsecured bills (purchase bills sales) and discounts on electronic short-term bond sales (purchase) are 2,505,399 million Won and 2,485,853 million Won, respectively.

(3)	Litigation case
Litigation case that the key Group is a defendant in a lawsuit pending (excluding fraud lawsuits and those lawsuits that are filed only to extend the statute of limitation, etc.) are 531 cases (litigation value of 577,128 million Won) and 603 cases (litigation value of 513,863 million Won) as of December 31, 2022 and 2023 respectively, and provisions for litigations are 33,877 million Won and 28,581 million Won.

(4)	Other commitments

1)
As of December 31, 2023, Woori FIS Co., Ltd, a subsidiary, has been provided with a payment guarantee limit of 6,457 million Won in relation to bid guarantees and contract/defect guarantees from the Korean Software Financial Cooperative, but there is no committed amount. In relation to the guarantee, the capital contributions to the Korean Software Financial Cooperative are provided as collateral. In addition, as of December 31, 2023, Seoul Guarantee Insurance Company is providing a payment guarantee of 374 million Won related to the return of subsidy to the daycare center at work.

2)
As of December 31, 2023, Woori FIS Co., Ltd, a subsidiary agreed with Shinhan Bank for short-term borrowings of 20 billion Won for one year (2023.11.16.~2024.11.16.), and there is no outstanding balance of short-term borrowings as of December 31, 2023.

3)	As of December 31, 2023, Woori Savings bank is provided with a guarantee of 1,593 million Won from Seoul Guarantee Insurance Company in relation to provisional attachment for recovery of loans, etc.

4)
As of December 31, 2023, Woori Asset Trust, a subsidiary
, has committed to fulfill responsibility for the completion of 43 projects, including a residential-commercial complex in U-dong, Haeundae-gu, Busan. Responsible completion type management land trust is a trust that bears the obligation of responsible completion when the construction company fails to fulfill the obligation of responsible completion, and the obligation to compensate losses to the lending financial institution if Woori Asset Trust fails to fulfill the obligation of responsible completion. As of December 31, 2023, the total amount of PF(Project Financing) loans from PF lending financial institutions invested in the responsible completion type management land trust business is 2,275,634 million Won. Although additional losses may occur in relation to these contracts for liability obligations, these effects were not reflected in the financial statements at the end of the current period because the possibility is not high and the amount of losses cannot be reliably estimated. Meanwhile, Woori Asset Trust Co., Ltd. has failed to fulfill the responsibility of the completion of 5 projects including the Okjeong Knowledge Industry Center in Yangju. The total amount of PF limit from PF lending financial institutions invested in projects is 271,000 million Won and the amount of PF loans is 161,700 million Won. Additionally, Woori Asset Trust Co., Ltd. has exceeded the deadline for responsibility of completion of a commercial facility in Gwangju, Gyeonggi Province. The total amount of PF limit from PF lending financial institutions invested in projects is 61,000 million Won and the amount of PF loans is 43,000 million Won. Also, as of December 31, 2023, Woori Asset Trust may lend a trust account for a part of the total project cost in relation to 24 debt-type land trust contracts including Busan Haeundae Udong Beautique Terrace Hotel and responsible completion management land trust contracts in Gyeongseo-dong, Seo-gu, Incheon, and additional business sites in progress. The maximum loan amount (unused limit) is 113,428 million Won. Whether or not Woori Asset Trust lends a trust account in relation to the relevant businesses is not an unconditional payment obligation, and it is determined by considering overall matters such as the unique account and the fund balance plan of each trust business.

5)
Pursuant to some contracts related to asset securitization, the Group utilizes various prerequisites as triggering events causing early redemption, limiting risks that investors bear due to change in asset quality. Breach of such triggering clause leads to an early redemption of the securitized bonds.

6)
During the current period, there was an investigation by Fair Trade Commission regarding Loan-To-Value ratio. The Group received the review report but cannot reasonably estimate its impact on financial statements.

41. RELATED PARTY TRANSACTIONS
Related parties of the Group as of December 31, 2022 and 2023, and assets and liabilities recognized, guarantees and commitments, major transactions with related parties and compensation to key management for the years ended December 31, 2022 and 2023 are as follows. Please refer to Note 13 for the details of joint ventures and associates.

(1)	Assets and liabilities from transactions with related parties are as follows (Unit: Korean Won in millions):

Related parties		Account title	December 31, 2022	December 31, 2023
Associates	W Service Networks Co., Ltd.	Loans	120	108
		Deposits due to customers	3,298	3,245
		Accrued expenses	7	7
		Other liabilities	109	100

Related parties	Account title	December 31, 2022	December 31, 2023

Korea Credit Bureau Co., Ltd.	Loans	2	1
	Deposits due to customers	4,450	771
	Accrued expenses	—	1
	Other liabilities	40	—

Korea Finance Security Co., Ltd.	Loans	3,433	3,228
	Loss allowance	(46)	(71)
	Deposits due to customers	1,764	1,323
	Other liabilities	6	6

LOTTE CARD Co. Ltd.	Loans	50,000	12,209
	Account receivables	16	31
	Loss allowance	(30)	(269)
	Other assets	—	2
	Deposits due to customers	35,986	62,587
	Other liabilities	74	289

K BANK Co., Ltd.	Loans	3	54
	Account receivables	31	13
	Other assets	—	18
	Other liabilities	108,156	214,135

Others (*)	Loans	68,660	65,558
	Loss allowance	(34)	(61)
	Other assets	768	47,828
	Deposits due to customers	3,622	4,212
	Other liabilities	119	992

(*)	Others include IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership and etc., as of December 31, 2023 and 2022.

(2)	Gain or loss from transactions with related parties are as follows (Unit: Korean Won in millions):

			For the years ended December 31
Related parties		Account title	2021	2022	2023
Associates	W Service Network Co., Ltd.	Other income	30	—	—
		Interest expenses	7	14	35
		Fees expenses	612	543	552
		Other expenses	1,878	1,907	1,575
	Korea Credit Bureau Co., Ltd.	Interest expenses	4	40	9
		Fees expenses	3,503	3,730	4,047
		Other expenses	68	139	143
	Korea Finance Security Co., Ltd.	Interest income	80	141	181
		Interest expenses	2	3	3
		Provision of allowance for credit losses	1	44	26
		Other expenses	92	52	33
	LOTTE CARD Co., Ltd.	Interest income	196	83	10
		Fees income	10,248	7,701	4,164
		Interest expenses	462	1,902	5,665
		Reversal of allowance for credit losses	59	27	455
	K BANK Co., Ltd.	Fees income	1,952	698	190
		Fees expenses	636	937	339

		For the years ended December 31
Related parties	Account title	2021	2022	2023
Others (*)	Interest income	679	713	682
	Fees income	5,546	7,138	15,295
	Dividends income	—	—	1,700
	Other income	—	—	4,760
	Interest expenses	17	10	9,333
	Other expenses	—	—	836
	Provision of allowance for credit loss	2	92	27
	Provision of impairment losses due to credit loss	—	1	—

(*)	Others include IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership and etc., for the years ended December 31, 2023 and 2022 .

(3)	Major loan transactions with related parties for the years ended December 31, 2021, 2022 and 2023 are as follows (Unit: Korean Won in millions):

		For the year ended December 31, 2021
Related parties		Beginning balance	Loan	Collection	Others	Ending balance (*)
Associates	W Service Network Co., Ltd.	21	248	249	—	20
	Korea Credit Bureau Co., Ltd.	1	11	10	—	2
	Korea Finance Security Co., Ltd.	3,440	333	348	—	3,425
	LOTTE CARD Co., Ltd.	7,500	—	3,750	—	3,750
	K BANK Co., Ltd.	104	1,769	1,774	—	99
	Godo Kaisha Oceanos 1	44,036	—	—	(1,003)	43,033
	Woori Zip 1	—	13,121	—	(346)	12,775
	Woori Zip 2	—	18,624	—	(492)	18,132

(*)	Payments that occurred for business reasons among related parties are excluded and net increase or decrease was used for limited credit loan.

		For the year ended December 31, 2022
Related parties		Beginning balance	Loan	Collection	Others	Ending balance (*)
Associates	W Service Network Co., Ltd.	20	352	252	—	120
	Korea Credit Bureau Co., Ltd.	2	15	15	—	2
	Korea Finance Security Co., Ltd.	3,425	2,407	2,399	—	3,433
	LOTTE CARD Co., Ltd.	3,750	50,000	3,750	—	50,000
	K BANK Co., Ltd.	99	315	411	—	3
	Godo Kaisha Oceanos 1	43,033	41,467	43,033	(1,653)	39,814
	Woori Zip 1	12,775	—	—	(956)	11,819
	Woori Zip 2	18,132	—	—	(1,356)	16,776
	Central Network Solutions Co., Ltd.	—	251	—	—	251

(*)	Payments that occurred for business reasons among related parties are excluded and net increase or decrease was used for limited credit loan.

		For the year ended December 31, 2023
Related parties		Beginning balance	Loan	Collection	Others	Ending balance (*)
Associates	W Service Network Co., Ltd.	120	483	495	—	108
	Korea Credit Bureau Co., Ltd.	2	12	13	—	1
	Korea Finance Security Co., Ltd.	3,433	2,911	3,116	—	3,228
	LOTTE CARD Co., Ltd.	50,000	226,318	264,109	—	12,209
	K BANK Co., Ltd.	3	218	167	—	54
	One Mortgage	—	262	247	—	15
	ARAM CMC CO.LTD	—	41	—	—	41
	Godo Kaisha Oceanos 1	39,814	—	—	(1,693)	38,121
	Woori Zip 1	11,819	—	—	(502)	11,317
	Woori Zip 2	16,776	—	—	(713)	16,063
	Central Network Solutions Co., Ltd.	251	—	251	—	—

(*)	Payments that occurred for business reasons among related parties are excluded and net increase or decrease was used for limited credit loan.

(4)	Details of changes in major deposits due to customers with related parties for the years ended December 31, 2021, 2022 and 2023 are as follows (Unit: Korean Won in millions):

		For the year ended December 31, 2021
Related parties		Beginning balance	Increase	Decrease	Ending balance (*)
Associates	W Service Networks Co., Ltd	1,180	1,180	1,180	1,180
	Partner One Value Up I Private Equity Fund	863	637	1,171	329
	Korea Credit Bureau Co., Ltd.	1,000	—	1,000	—

(*)	Details of payment between related parties, demand deposit due to customers and etc. are excluded.

		For the year ended December 31, 2022
Related parties		Beginning balance	Increase	Decrease	Ending balance (*)
Associates	W Service Networks Co., Ltd	1,180	1,200	1,180	1,200
	Partner One Value Up I Private Equity Fund	329	550	779	100
	Korea Credit Bureau Co., Ltd.	—	3,000	—	3,000

(*)	Details of payment between related parties, demand deposit due to customers and etc. are excluded.

		For the year ended December 31, 2023
Related parties		Beginning balance	Increase	Decrease	Ending balance (*)
Associates	W Service Networks Co., Ltd	1,200	1,000	1,200	1,000
	Partner One Value Up I Private Equity Fund	100	—	100	—
	Korea Credit Bureau Co., Ltd.	3,000	—	3,000	—
	One Mortgage	—	1,200	600	600

(*)	Details of payment between related parties, demand deposit due to customers and etc. are excluded.

(5)	There are no major borrowing transactions with related parties for the years ended December 31, 2022 and 2023.

(6)	Guarantees provided to the related parties are as follows (Unit: Korean Won in millions):

Warrantee	December 31, 2022	December 31, 2023	Warranty
Korea Finance Security Co., Ltd.	627	632	Unused loan commitment
Korea Credit Bureau Co., Ltd.	33	34	Unused loan commitment
W Service Network Co., Ltd.	60	72	Unused loan commitment
K BANK Co., Ltd.	297	246	Unused loan commitment
LOTTE CARD Co. Ltd.	450,000	498,400	Unused loan commitment
One Mortgage	—	34	Unused loan commitment
D-Custody Co., Ltd.	10	—	Unused loan commitment
As of December 31, 2022 and 2023, the recognized payment guarantee provisions are 80 million Won and 294 million Won, respectively, in relation to the guarantees provided to the related parties above.

(7)	Amount of commitments with the related parties are as follows (Unit: Korean Won in millions):

Warrantee	December 31, 2022	December 31, 2023	Warranty
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership	4,664	4,664	Securities purchase commitment
Woori Seoul Beltway Private Special Asset Fund No.1	37,146	34,437	Securities purchase commitment
Woori-Q Corporate Restructuring Private Equity Fund	12,555	12,186	Securities purchase commitment
JC Assurance No.2 Private Equity Fund	1,351	1,351	Securities purchase commitment
Crevisse Raim Impact 1st Startup Venture Specialist Private Equity Fund	325	243	Securities purchase commitment
WooriG Oncorp Corporate support of Major Industry General Type Private Investment Trust (Type 2)	39	—	Securities purchase commitment
BTS 2nd Private Equity Fund	6,974	4,774	Securities purchase commitment
STASSETS FUND III	13,500	6,000	Securities purchase commitment
Together Korea Government Private Securities Investment Trust No.3	990,000	990,000	Securities purchase commitment
NH Woori Newdeal Growth Alpha Private Equity Fund 1	—	36,941	Securities purchase commitment
Synaptic Future Growth Private Equity Fund 1	—	4,389	Securities purchase commitment
Woori Asset Global Partnership Fund No.5	—	127,500	Securities purchase commitment

(8)	Major investment and Recovery transactions
The details of major investment and recovery transactions with related parties for the year ended December 31, 2022 and 2023 are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2022
Related parties	Investment and others (*)	Recovery and others (*)
Woori High Plus Short-term High Graded ESG Bond Sec Feeder Inv Trust 1	—	21,606
Woori High Plus Bond Sec Feeder Inv Trust 3(USD)	—	1,052
Woori BANKPLUS IPO 10 FEEDER FUND 2(BALANCED BOND)	200	—
Woori Two-year Bond Securities Investment Trust 2(Bond)	—	213
Woori China Mainland Stock Securities Investment Trust H(Securities)	—	443
Woori Long-term government bond securities Investment Trust No.1	—	1,951
Woori Republic of Korea Treasury Bond Active ETF(Bond)	3,000	—
Woori K-New Opening Target Return Securities Investment Trust(Equity)	200	—
Woori 2023 Maturity Securities Investment Trust(Bond)	200	—
Woori 2024 Maturity Securities Investment Trust 1(Bond)	200	—
Woori BIG SATISFACTION SHINJONG MMF 3RD	320,000	—
Woori MULTI RETURN PRIVATE EQUITY 1	—	8,559
Woori 2024 December Maturity Securities Investment Trust 1(Bond)	200	—
Woori Two-year Bond Securities Investment Trust 3(Bond)	—	209
Woori G Oncorp Corporate support of Major Industry General Type Private Investment Trust (Type 2)	630	—

(*)	Investment and recovery transactions of associates are described in Note 13.(2)

	For the year ended December 31, 2023
Related parties	Investment and others (*)	Recovery and others (*)
Woori BIG SATISFACTION SHINJONG MMF 3RD	—	441,470
Woori G Oncorp Corporate support of Major Industry General Type Private Investment Trust (Type 2)	38	—

(*)	Investment and recovery transactions of associates are described in Note 13.(2)

(9)	Compensation for key management is as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2021	2022	2023
Short-term employee salaries	20,742	21,990	22,626
Retirement benefit service costs	815	937	1,160
Share-based compensation	6,970	4,234	5,474

Total	28,527	27,161	29,260

Key management includes executives and directors of Woori Financial Group and major subsidiaries, and also includes CEO of other subsidiaries. Outstanding assets from transactions with key management amount to 3,620 million Won and 3,932 million Won, as of December 31, 2022 and 2023 respectively and with respect to the assets, the Group has not recognized any allowance nor related impairment loss due to credit losses. Also, liabilities from transaction with key management amount to 12,660 million Won and 34,054 million Won, respectively, as of December 31, 2022 and 2023.

42.	LEASES

(1)	Lessor

1)	Finance lease

①	The total investment in finance lease and the present value of the minimum lease payments to be recovered are as follows (Unit: Korean Won in millions):

	December 31, 2022
	Total investment in lease	Net investment in lease
Within one year	160,181	146,749
After one year but within two years	231,075	215,497
After two years but within three years	366,599	338,709
After three years but within four years	501,034	452,099
After four years but within five years	368,420	314,696
After five years	19	18

Total	1,627,328	1,467,768

	December 31, 2023
	Total investment in lease	Net investment in lease
Within one year	226,242	208,121
After one year but within two years	330,524	308,793
After two years but within three years	446,742	412,015
After three years but within four years	364,917	323,331
After four years but within five years	127,001	109,675
After five years	24	24

Total	1,495,450	1,361,959

②	The unrealized interest income of the finance lease is as follows (Unit: Korean Won in millions):

	December 31, 2022	December 31, 2023
Total investment in lease	1,627,328	1,495,450
Net investment in lease	1,467,768	1,361,959
Present value of minimum lease payments	1,467,768	1,361,959
Present value of unguaranteed residual value	—	—

Unearned interest income	159,560	133,491

2)	Operating lease

①	The details of operating lease assets are as follows (Unit: Korean Won in millions):

	December 31, 2022	December 31, 2023
Prepaid lease assets	3,121	20,538
Operating lease assets
Acquisition cost	3,320,275	4,199,535
Accumulated depreciation	(729,818)	(913,609)
Net carrying value	2,590,457	3,285,926

Total	2,593,578	3,306,464

②	The details of changes in operating lease assets are as follows (Unit: Korean Won in millions):

	December 31, 2022	December 31, 2023
Beginning balance	1,778,308	2,590,457
Acquisition	1,321,251	1,336,203
Disposal	(138,189)	(202,542)
Depreciation	(388,895)	(462,394)
Others	17,982	24,202

Ending balance	2,590,457	3,285,926

③	The future lease payments to be received under the lease contracts are as follows (Unit: Korean Won in millions):

	December 31, 2022	December 31, 2023
Within one year	567,998	748,283
After one year but within two years	526,899	681,591
After two years but within three years	420,244	517,967
After three years but within four years	275,080	286,677
After four years but within five years	86,606	121,621

Total	1,876,827	2,356,139

④	There is no adjusted lease payments recognized as profit or loss for the years ended December 31, 2022 and 2023.

(2)	Lessee

1)	The future lease payments under the lease contracts are as follows (Unit: Korean Won in millions):

	December 31, 2022	December 31, 2023
Lease payments
Within one year	170,781	206,798
After one year but within five years	152,145	146,755
After five years	33,007	25,356

Total	355,933	378,909

2)	Total cash outflows from lease are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2022	2023
Total cash outflows from lease	192,540	195,015

3)
Details of lease payments that are not included in the measurement of lease liabilities due to the fact that they are short-term leases or leases for which the underlying asset is low value are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2022	2023
Lease payments for short-term leases	1,469	936
Lease payments for which the underlying asset is of low value	1,316	1,369

Total	2,785	2,305

Variable lease payments that were not included in the measurement of lease liabilities for the years ended December 31, 2022 and 2023 were 5,470 million Won and 32,037 million Won.

43.	BUSINESS COMBINATION

(1)	General
As of March 23, 2023, the Group acquired 53.9% interest (excluding treasury stocks, 52.0% interest including treasury stocks) in Daol Investment CO., Ltd. and changed the name of Daol Investment CO., Ltd. to Woori Venture Partners. The main reasons for the business combination are to maximize synergy between the consolidated subsidiaries and to strengthen the non-banking business portfolio.
If Woori Venture Partners had been acquired from January 1, 2023, the consolidated statement of comprehensive income would have shown operating profit and net income of Woori Venture Partners for 6,495 million Won and 7,673 million Won, respectively.

(2)	Identifiable net assets
Identified assets and liabilities as of the acquisition date are as follows (Unit: Korean Won in millions):

	Accounts	March 31, 2023
Assets	Cash and cash equivalent	2,879
	Financial assets at FVTPL	38,385
	Loans and other financial assets at amortized cost (*1)	124,904
	Investments in joint ventures and associates	136,930
	Premises and equipment	20,324
	Intangible assets (*2)	21,447
	Current tax assets	33
	Others	73

	Sub-total	344,975

Liabilities	Current tax liabilities	7,938
	Deferred tax liabilities	11,593
	Other financial liabilities	1,000
	Other liabilities	14,971

	Sub-total	35,502

Fair value of net identifiable assets		309,473

(*1)
The acquired financial assets at amortized cost were estimated at fair value. The contractual total of the financial assets at amortized cost of Woori Venture Partners is 127,384 million Won, and the contractual cash flows that are not expected to be recovered as of the acquisition date are 2,480 million Won.

(*2)
The intangible assets include 18,880 million Won in customer relationships as a result of business combination and were valued at fair value through the Multi-period excess earning method (MEEM) as they were judged separately identifiable intangible assets. Multi-period excess earning method is a method to estimate the future cash flows generated by each intangible asset and to discount the cash flows generated purely by that intangible asset to its present value by deducting the portion of the asset’s contribution to that cash flow generation.

If, within one year of the acquisition date, new information obtained about the facts and circumstances that existed at the acquisition date requires the adjustment of the amounts recognized at the acquisition date, or the recognition of additional provisions existing at the acquisition date, the accounting for the business combination will be adjusted.

(3)	Goodwill
Recognized goodwill as a result of business combination are as follows (Unit: Korean Won in millions):

Woori Venture Partners
Transfer price	212,522
Fair value of net identifiable asset	309,473
Non-controlling interest (*)	138,478
Goodwill	41,527

(*)	Non-controlling interests were recognized at fair value applying the closing price on the acquisition date of Woori Venture Partners.
In the event of a business combination, the consideration transferred includes the premium paid to acquire Woori Venture Partners which results in goodwill. In addition, the consideration paid for the business combination includes expected synergies, revenue growth, and the amount related to future market growth.
The Group also acquired a relationship with a customer of Woori Venture Partners as part of the acquisition. These relationships with customers were recognized separately from goodwill because they met the separability criteria to meet the recognition requirements for intangible assets.

(4)	Net cash outflow due to business combination
Details of net cash outflows due to business combination are as follows (Unit: Korean Won in millions):

Woori Venture Partners
Consideration paid in cash	212,522
Acquired cash and cash equivalents	2,879

Deduction in total	209,643

44.	EVENTS AFTER THE REPORTING PERIOD

(1)
On October 26, 2023, Woori Asset Management Corp. (the surviving company) and Woori Global Asset Management Co., Ltd. (the merged company), subsidiaries of the Group, entered into a merger agreement. On January 10, 2024, the shareholders’ meeting to approve the merger agreement and the board of directors to replace the shareholders’ meeting were held and the resolution was made. The merger registration date is January 29, 2024, and the Parent company’s percentage of ownership in Woori Asset Management Corp. after the merger is
77.5% (3,717,154
shares). On March 29, 2024, the Parent company acquired the remaining shares
(22.5
%) of Woori Asset Management Corp., pursuant to which Woori Asset Management Corp. became a wholly-owned subsidiary of the Group.

(2)
On February 16, 2024, Woori Asset Trust Co., Ltd., a subsidiary of the Group, held the board of directors meeting and has declared the capital increase amount of
 209,952
million Won, and the Parent company participated in the capital increase amount of
 200,000
million Won, corresponding to its ownership (96.7% excluding treasury shares, 79.4% including treasury shares). Additionally, on March 29, 2024, Woori Asset Trust Co., Ltd., a subsidiary of the Group, conducted a complete retirement of its treasury shares. The Parent company acquired additional shares (1.95%) in Woori Asset Trust Co., Ltd. on April 8, 2024.

(3)	On March 14, 2024, the Parent company acquired 9,357,960 treasury shares, and all the acquired shares were completely retired on March 22, 2024.

(4)	On April 26, 2024, the Parent company’s board of directors resolved to pay a quarterly dividend of 180 Won per share (total dividend of 133,657 million Won) with the record date set as March 31, 2024.

45.	PARENT COMPANY
Condensed financial information of the parent company is as follows:

(1)	Condensed statements of financial positions

	December 31, 2022	December 31, 2023
	(Korean Won in millions)
ASSETS
Cash and cash equivalents:
Bank subsidiaries	313,361	289,507
Investments in subsidiaries and associates
Bank subsidiaries	18,921,151	18,921,151
Non-bank subsidiaries	3,473,764	4,749,325
Other assets	2,405,300	1,826,039

Total assets	25,113,576	25,786,022

LIABILITIES
Debentures	1,447,762	1,587,659
Other liabilities	768,912	197,365

Total liabilities	2,216,674	1,785,024

EQUITY	22,896,902	24,000,998
Total liabilities and equity	25,113,576	25,786,022

(2)	Condensed statements of comprehensive income

	2021	2022	2023
	(Korean Won in millions, except for per share data)
Interest and dividend income
Interest income
Bank subsidiaries	4,236	25,614	63,806
Other	—	—	786
Dividends
Bank subsidiaries	680,200	1,175,672	1,372,572
Non-bank subsidiaries	12,405	96,721	110,384
Others	(106,291)	(112,380)	(122,878)

Operating income	590,550	1,185,627	1,424,670

Non-operating loss	(305)	(1,363)	(1,043)
Net income before income tax expense	590,245	1,184,264	1,423,627
Income tax income(loss)	4,607	(1,015)	881

Net income	594,852	1,183,249	1,424,508

Other comprehensive income(loss), net of tax	(2,330)	(22,312)	18,916

Total comprehensive income	592,522	1,160,937	1,443,424

Basic and diluted earnings per share	730	1,499	1,754

(3)	Condensed statements of cash flows

	2021	2022	2023
	(Korean Won in millions)
Cash flows from operating activities:
Net income	594,852	1,183,249	1,424,508
Adjustments:
Interest income
Bank subsidiaries	(4,236)	(25,614)	(63,806)
Other	—	—	(786)
Dividend income
Bank subsidiaries	(680,200)	(1,175,672)	(1,372,572)
Non-bank subsidiaries	(12,405)	(96,721)	(110,384)
Others	710,216	1,295,154	1,550,265

Net cash provided by operating activities	608,227	1,180,396	1,427,225

Cash flows from investing activities:
Acquisition of investments in subsidiaries	(518,384)	(250,000)	(898,740)
Others	238,888	(1,343,428)	24,992

Net cash used in investing activities	(279,496)	(1,593,428)	(873,748)

Cash flows from financing activities:
Issue of hybrid securities	398,966	817,985	498,680
Dividends paid on hybrid securities	(66,250)	(91,757)	(131,149)
Increase in borrowings and debentures	219,489	79,764	399,234
Redemption of borrowings and debentures	—	—	(260,000)
Dividends paid	(368,357)	(655,252)	(979,586)
Others	(3,030)	(3,072)	(104,510)

Net cash provided by (used in) financing activities	180,818	147,668	(577,331)

Net increase(decrease) in cash and cash equivalents	509,549	(265,364)	(23,854)

Cash and cash equivalents, beginning of the period	69,176	578,725	313,361
Cash and cash equivalents, end of the period	578,725	313,361	289,507