Form 20-F
period 2024-12-31
WOORI FINANCIAL GROUP INC.
filed 2025-04-28
CIK 1264136

As filed with the Securities and Exchange Commission on April 28, 2025

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM
20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2024
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
742,537,556 shares of Common Stock, par value
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

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

The financial statements included in this annual report are prepared in accordance with International Financial Reporting Standards, or IFRS (also known as “IFRS Accounting Standards”), as issued by the International Accounting Standards Board, or the IASB.

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

For your convenience, this annual report contains conversions of Won amounts into U.S. dollars at the noon buying rate of the Federal Reserve Bank of New York for Won in effect on December 31, 2024, which was ￦1,477.9 = US$1.00.

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

Our loans to small- and medium-sized enterprises amounted to ￦130,553 billion, or 36.2% of our total loans, as of December 31, 2023 and ￦135,154 billion, or 34.8% of our total loans, as of December 31, 2024. As of December 31, 2024, Won-denominated loans to small- and medium-sized enterprises that were classified as substandard or below were ￦1,076 billion, representing 0.8% of such loans to those enterprises. See “Item 4.B. Business Overview—Corporate Banking—Small- and Medium-Sized Enterprise Banking.” We recorded charge-offs of ￦342 billion in respect of our Won-denominated loans to small- and medium-sized enterprises in 2024, compared to charge-offs of ￦330 billion in 2023 and ￦117 billion in 2022. According to data compiled by the Financial Supervisory Service, the industry-wide delinquency ratios for Won-denominated loans to small- and medium-sized enterprises increased in 2023 and 2024, and was 0.6% as of December 31, 2024. The delinquency ratio for small- and medium-sized enterprises is calculated as the ratio of (1) the outstanding balance of such loans in respect of which either principal or interest payments are overdue by one month or more to (2) the aggregate outstanding balance of such loans. Our delinquency ratio for such loans denominated in Won was 0.4% as of December 31, 2023 and 1.9% as of December 31, 2024. Our delinquency ratio may further increase in 2025 as a result of, among other things, adverse changes in economic conditions in Korea and globally. See

“—Other risks relating to our business—Unfavorable changes in the global financial markets could adversely affect our results of operations and financial condition.” Accordingly, we may be required to take measures to decrease our exposures to these customers.

The Korean government has historically introduced policies and initiatives intended to encourage Korean banks to provide financial support to small- and medium-sized enterprise borrowers. For example, the Korean government implemented various emergency aid initiatives involving Korean banks, including Woori Bank, to provide liquidity assistance to small- and medium-sized borrowers adversely affected by the COVID-19 pandemic. Such initiatives included the provision of new loans to borrowers with low credit ratings, extension of maturity dates for existing loans and suspension of interest payment obligations for an extended period of time. In addition, pursuant to a financial support program announced by the Korean government in December 2023, participating Korean banks, including Woori Bank, provided an aggregate amount of approximately ￦2 trillion in financial support to small business owners and those in vulnerable sectors. See “—Risks relating to government regulation and policy—We may suffer customer attrition or our net interest margin may decrease as a result of government regulations or our competition strategy.” Most recently, in December 2024, the Korea Federation of Banks, in line with similar initiatives of the Korean government, announced that 20 participating banks, including Woori Bank, would collectively provide approximately ￦600 billion to ￦700 billion annually in various forms of financial support to small business owners over the next three years to help them overcome the prevailing adverse economic conditions in Korea.

The overall prospects for the Korean economy in 2025 and beyond remain uncertain, and the Korean government may extend or renew existing or past policies and initiatives or introduce new policies or initiatives to encourage Korean banks to provide financial support to small- and medium-sized enterprises. We believe that, to date, our participation in such government-led initiatives has not caused us to extend a material amount of credit that we would not have otherwise extended nor materially impacted our results of operations and financial condition in general. However, there can be no assurance that our future participation in such government-led initiatives would not lead us to extend credit to small- and medium-sized enterprise borrowers that we would not otherwise extend, or offer terms for such credit that we would not otherwise offer, in the absence of such initiatives. Furthermore, there is no guarantee that the financial condition and liquidity position of our small- and medium-sized enterprise borrowers benefiting from such initiatives will improve sufficiently for them to service their debt on a timely basis, or at all. Accordingly, increases in our exposure to small- and medium-sized enterprises resulting from such government-led initiatives may have a material adverse effect on our results of operations and financial condition.

Many small- and medium-sized enterprises represent sole proprietorships or very small businesses dependent on a relatively limited number of suppliers or customers and tend to be affected by fluctuations in the Korean and global economy to a greater extent than large corporate borrowers. In addition, many small- and medium-sized enterprises have close business relationships with large corporations in Korea, primarily as suppliers. Any difficulties encountered by those large corporations would likely harm the liquidity and financial condition of related small- and medium-sized enterprises, including those to which we have exposure, also resulting in an impairment of their ability to repay loans. Furthermore, small- and medium-sized enterprises often maintain less sophisticated financial records than large corporate borrowers. Therefore, it is generally more difficult for us to judge the level of risk inherent in lending to these enterprises, as compared to large corporations.

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

As of December 31, 2024, the total amount of loans provided by us to construction, real estate development, shipbuilding and shipping companies in Korea amounted to ￦6,922 billion, ￦3,536 billion, ￦340 billion and ￦326 billion, or 1.8%, 0.9%, 0.1% and 0.1% of our total loans, respectively. We also have other exposures to Korean construction, real estate development, shipbuilding and shipping companies, including in the form of guarantees extended for the benefit of such companies and debt and equity securities of such companies held by us. In the case of real estate development, such exposures include purchase guarantees, where we subscribe for securities issued by entities in need of project financing to the extent such securities constitute remaining portions that have not been sold to other investors, as well as payment guarantees, where we guarantee the payments of principal and interest on securities issued by such entities, which exposes us to credit risk as well as liquidity risk. In the case of construction companies, we have potential exposure in the form of guarantees provided to us by general contractors with respect to financing extended by us for residential and commercial real estate development projects, as well as commitments to purchase asset-backed securities secured by the assets of companies in the construction industry and other commitments we enter into relating to project financing for such real estate projects which may effectively function as guarantees. In the case of shipbuilding companies, such exposures include refund guarantees extended by us on behalf of shipbuilding companies to cover their obligation to return a portion of the ship order contract amount to customers in the event of performance delays or defaults under shipbuilding contracts.

The construction industry in Korea has undergone significant fluctuations in recent years. After undergoing a period of prosperity from 2015 to 2018, the construction industry experienced stagnation from 2019 to 2020, caused mainly by the uncertainty resulting from the Korean government’s strengthening of mortgage and other lending regulations to control the rising real property prices, as well as temporary suspensions in construction projects due to the COVID-19 pandemic. After a brief period of recovery, the construction industry has experienced a rapid downturn starting in the second half of 2022, caused by a rise in interest rates and the resulting decline in demand for residential property throughout Korea, adverse changes in the price and availability of construction materials due to disruptions in global supply chains caused by, among others, the Russia-Ukraine war and financing difficulties faced by construction companies as investors became reluctant to invest in real estate. Such downturn in the construction industry, which continued throughout 2024, has also resulted in a similar downturn for the real estate development industry in Korea. The prospects for this industry remain uncertain, among others, due to the expected decline in the number of new construction projects compared to completed ones and the continued downturn of the local housing market. The shipbuilding industry in Korea has also fluctuated significantly in recent years, with a long period of severe downturn followed by rapid growth since 2022, which has continued through 2024, resulting from an increase in demand for large container ships and high-priced environmentally friendly ships, including liquefied natural gas carriers. The prospects for this industry remain uncertain, however, given a rise in shipbuilding costs and resulting prices, as well as increased competition from shipbuilding companies in China and escalations in trade protectionism. Shipping companies in Korea have also experienced significant fluctuations in recent years. The shipping industry experienced a severe downturn in 2020 resulting from the COVID-19 pandemic and the ensuing global lockdown. Following a brief period of recovery as consumer spending and global trade returned to pre-pandemic levels, it has again experienced a downturn since 2022 arising from, among others, a deteriorating global economy, escalations in trade protectionism, an increase in global military conflicts, decreases in shipping volume and freight rates and the strengthening of international shipping regulations.

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

As of December 31, 2024, our 20 largest exposures to corporate borrowers (including loans, debt and equity securities, credit-related commitments and other exposures) totaled ￦74,024 billion, which represented 12.0% of our total exposures. As of that date, our single largest corporate exposure was to the Korea Development Bank, to which we had outstanding credits in the form of debt securities of ￦13,267 billion, representing 2.2% of our total exposures in the aggregate. Aside from exposure to the Korean government and government-related agencies, our next largest exposure was to Meritz Securities Co., Ltd., to which we had outstanding exposure of ￦2,301 billion representing 0.4% of our total exposures. Any deterioration in the financial condition of our large corporate borrowers may require us to record substantial additional allowances and may have a material adverse impact on our results of operations and financial condition.

We have exposure to the largest Korean commercial conglomerates, known as “chaebols,” and, as a result, financial difficulties of chaebols may have an adverse impact on us.

Of our 20 largest corporate exposures as of December 31, 2024, five were to companies that were members of the 41 largest chaebols in Korea. As of that date, the total amount of our exposures to these chaebols was ￦29,895 billion, or 4.8% of our total exposures. If the credit quality of our exposures to chaebols declines as a result of financial difficulties they experience or for other reasons, we could incur additional provisions for credit loss, which would adversely impact our results of operations and financial condition. See “Item 4.B. Business Overview—Assets and Liabilities—Loan Portfolio—Exposure to Chaebols.”

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

As of December 31, 2024, our credit exposures to companies that were in workout or corporate restructuring amounted to ￦249 billion, or 0.04% of our total credit exposures, of which ￦119 billion, or 47.8% of such exposures, was classified as substandard or below and substantially all of which was classified as impaired. As of the same date, our allowance for credit losses on these credit exposures amounted to ￦75 billion, or 30.1% of such exposures. These allowances may not be sufficient to cover all future losses arising from our credit exposure to these companies. Furthermore, we have other exposure to such companies in the form of debt and equity securities of such companies held by us (including equity securities we acquired as a result of debt-to-equity conversions). Including such securities, our exposures as of December 31, 2024 to companies in workout or restructuring amounted to ￦269 billion, or 0.04% of our total exposures. Our exposures to such companies may also increase in the future, including as a result of adverse conditions in the Korean economy. In addition, in the case of borrowers that are or become subject to workout, we may be forced to restructure our credits pursuant to restructuring plans approved by other creditor financial institutions of the borrower, or to dispose of our credits to other creditors on unfavorable terms, which may adversely affect our results of operations and financial condition.

In particular, as of December 31, 2024, we had ￦60 billion of outstanding direct debt exposures to Taeyoung Engineering & Construction Co., or Taeyoung E&C, which had commenced workout procedures in January 2024. Pursuant to the workout procedures, the creditors of Taeyoung E&C, including us, agreed to temporarily defer all of Taeyoung E&C’s payment obligations. Subsequently, the Korea Development Bank, as the lead creditor, worked together with external consultants to evaluate Taeyoung E&C’s ability to maintain its business and repay its loans. In April 2024, the Korea Development Bank proposed a corporate improvement plan to restructure Taeyoung E&C based on such evaluation, which would involve debt-to-equity swaps and capital reductions, among others, and the creditors approved such corporate improvement plan, following which the Korea Development Bank entered into an agreement with Taeyoung E&C to implement such plan.

Furthermore, Homeplus Co., Ltd., or Homeplus, one of the country’s largest supermarket chains, commenced rehabilitation proceedings with the Seoul Bankruptcy Court in March 2025 in order to address its financial challenges. The court’s approval of the rehabilitation plan is expected to take approximately six months. Our outstanding exposures to Homeplus as of December 31, 2024 amounted to ￦27 billion, which comprises the credit limit we have committed to Homeplus.

Risks relating to our consumer credit portfolio

We may experience increases in delinquencies in our consumer loan and credit card portfolios.

For most of the recent past, consumer debt has increased significantly in Korea. Our portfolio of consumer loans amounted to ￦147,137 billion as of December 31, 2023 and ￦156,099 billion as of December 31, 2024. Our credit card portfolio amounted to ￦12,532 billion as of December 31, 2023 and ￦12,489 billion as of December 31, 2024. As of December 31, 2024, our consumer loans and credit card receivables represented 40.2% and 3.2% of our total lending, respectively. See “Item 4.B. Business Overview—Consumer Banking—Lending Activities” and “Item 4.B. Business Overview—Credit Cards—Products and Services.”

The growth in our consumer loan portfolio in most of the recent past, together with fluctuating economic conditions in Korea and globally in recent years, especially in light of the high levels of consumer debt and interest rates, may lead to increasing delinquencies and a deterioration in asset quality. The amount of our consumer loans classified as substandard or below was ￦658 billion (or 0.4% of our consumer loan portfolio) as of December 31, 2023 and ￦550 billion (or 0.4% of our consumer loan portfolio) as of December 31, 2024. We charged off consumer loans amounting to ￦263 billion in 2024, as compared to ￦302 billion in 2023 and ￦162 billion in 2022, and recorded provisions for credit loss in respect of consumer loans of ￦451 billion in 2024, as compared to ￦423 billion in 2023 and ￦206 billion in 2022. Within our consumer loan portfolio, the outstanding balance of general purpose household loans, which, unlike mortgage or home equity loans, are often unsecured and therefore tend to carry a higher credit risk, amounted to ￦27,795 billion, or 18.9% of our total outstanding consumer loans, as of December 31, 2023 and ￦30,379 billion, or 19.5% of our total outstanding consumer loans, as of December 31, 2024.

In our credit card segment, outstanding balances overdue by more than one month amounted to ￦155 billion, or 1.2% of our credit card receivables, as of December 31, 2023 and ￦179 billion, or 1.4% of our credit card receivables, as of December 31, 2024. In line with industry practice, we have restructured a portion of our delinquent credit card account balances as loans. As of December 31, 2024, these restructured loans amounted to ￦282 billion, or 2.3% of our credit card balances. Because these restructured loans are not initially recorded as being delinquent, our delinquency ratios do not fully reflect all delinquent amounts relating to our credit card balances. Including all restructured loans, outstanding balances overdue by more than one month accounted for 3.5% of our credit card balances as of December 31, 2024, which increased from 3.0% as of December 31, 2023. We charged off credit card balances amounting to ￦290 billion in 2024, as compared to ￦306 billion in 2023 and ￦220 billion in 2022, and recorded provisions for credit loss in respect of credit card balances of ￦405 billion in 2024, as compared to ￦358 billion in 2023 and ￦222 billion in 2022. In recent years, many credit card companies in Korea, including our subsidiary Woori Card, reported increases in credit card balances and delinquency ratios. Woori Card intends to strengthen its credit risk management systems to manage such risks. Despite such efforts, delinquencies may further increase in the future as a result of, among other things, adverse economic conditions in Korea, increases in interest rates and inflation rates, additional government regulation or the inability of Korean consumers to manage increased household debt.

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

In addition, we are exposed to changes in regulations and policies on consumer lending by the Korean government, which may adopt measures to restrict consumer lending or encourage financial institutions to provide financial support to certain types of retail borrowers. From the second half of 2016 to 2021, the Korean government introduced various measures to tighten regulations on mortgage and other lending and housing subscription in response to the rapid growth in consumer debt and concerns over speculative investments in real estate in certain areas. The Korean government subsequently relaxed some of these measures by introducing a number of policy measures that seek to sustain housing prices and activity levels in the Korean real estate market, in light of an overall decrease in housing prices over the course of 2022. However, in recent years, the Korean government began tightening regulations again in response to the continued rise in the level of consumer debt. Housing prices in Korea fluctuated throughout 2024, with prices increasing in certain areas while decreasing in others. A decrease in housing prices, together with the high levels of consumer debt and interest rates, could result in declines in consumer spending and reduced economic growth, which may lead to increases in the delinquency levels of our consumer loan and credit card portfolios.

The Korean government has also led a number of initiatives for Korean banks, including Woori Bank, to help manage the debt servicing capacity of borrowers. For example, under a pre-workout program for retail borrowers with outstanding short-term debt in default, maturity extensions and/or interest reductions are provided to certain eligible retail borrowers with total loans of ￦1.5 billion or less (consisting of no more than ￦500 million of unsecured loans and ￦1 billion of secured loans). This pre-workout program may be available for a retail borrower if (a) the delinquency period of such borrower is between 31 days and 89 days or (b) the delinquency period of such borrower is between one day and 30 days, the cumulative delinquency period during the year immediately preceding the application date was 30 days or more and the borrower has an annual income of ￦40 million or less. The aggregate amount of consumer credit (including credit card receivables) we provided which became subject to the pre-workout program in 2024 was ￦133 billion. While we believe that our operation of the pre-workout program has not had a material impact on the overall credit quality of our consumer loan and credit card portfolios to date, our participation in such government-led initiatives to provide financial support to retail borrowers may lead us to offer credit terms for such borrowers that we would not otherwise offer in the absence of such initiatives, which may have an adverse effect on our results of operations and financial condition.

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

We were established as a financial holding company in January 2019 pursuant to a “comprehensive stock transfer” under Korean law, following the completion of which Woori Bank, Woori FIS Co., Ltd., Woori Finance Research Institute Co., Ltd., Woori Credit Information Co., Ltd., Woori Fund Services Co., Ltd. and Woori Private Equity Asset Management Co., Ltd. became our wholly-owned subsidiaries. See “Item 4A. History and Development of the Company—Establishment of Woori Financial Group.”

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

As part of our business strategy, we have been seeking opportunities to expand our operations in markets outside Korea, including through the opening of additional overseas branches and offices as well as strategic acquisitions and investments, particularly in South and Southeast Asia. For example, Woori Bank expanded its network of branches to India, where it established branches in Chennai, Gurgaon, Mumbai, Pune and Ahmedabad from 2012 to 2024. In October 2016, Woori Bank acquired a 51% equity interest in Wealth Development Bank, a thrift bank in the Philippines. In November 2016, Woori Bank obtained a banking license to establish a local subsidiary in Vietnam, Woori Bank Vietnam, which commenced operations in January 2017 and currently operates 28 branches throughout the country. In June 2018, Woori Bank acquired VisionFund (Cambodia) Ltd., a microfinance deposit-taking institution in Cambodia, and renamed it WB Finance Co., Ltd. In February 2020, WB Finance Co., Ltd. merged with Woori Finance (Cambodia) Plc., a Cambodian microfinance institution, and in November 2021, it obtained a commercial banking license from the Cambodian financial authorities and began its nationwide operations as Woori Bank (Cambodia) PLC. Notwithstanding the foregoing, the expansion of our operations abroad may be difficult due to the presence of established competitors in the relevant local markets. In addition, overseas expansion and the management of international operations may require significant financial expenditures as well as management attention, and will subject us to the challenges of operating in an unfamiliar business environment with different regulatory, legal and taxation systems and political, economic and social risks. Accordingly, there is no guarantee that we will be successful in executing our overseas expansion strategy. The failure of our overseas expansion strategy could have an adverse impact on our business, results of operations and financial condition.

We may not generate sufficient additional fees to achieve our revenue diversification strategy.

An important element of our overall strategy is increasing our fee income in order to diversify our revenue base. Historically, our primary source of revenues has been net interest income from our banking operations at Woori Bank. Our current sources of fee income include our investment banking, asset management, asset trust, currency transfers and lending businesses. However, to date, except for fees collected in connection with certain of our services including investment banking, asset management and currency transfers (including foreign exchange-related commissions), we have not generated substantial fee income, although the profitability of such services has improved in recent years as a result of our continued efforts to diversify our sources of revenue. We intend to continue to develop new sources of fee income as part of our business strategy, including through our current investment banking, asset management, asset trust and lending businesses, as well as through mergers with, or acquisition of, non-banking businesses which we may decide to pursue. For example, in August 2024, we merged our wholly-owned subsidiary Woori Investment Bank Co., Ltd. with and into Korea Foss Securities Co., Ltd. to form Woori Investment Securities Co., Ltd., through which we expect to expand into the securities brokerage business. In August 2024, we agreed to acquire 75.3% of the shares of Tong Yang Life Insurance Co., Ltd. and 100.0% of the shares of ABL Life Insurance Co., Ltd. to expand into the life insurance business, although such acquisitions remain subject to approval from the regulatory authorities. See “Item 4.B. Business Overview—Strategy.” However, we may not be successful in our efforts to develop new sources of fee income, and the new sources of fee income we have developed may not generate sufficient additional fees to achieve our revenue diversification strategy. Although we, like many other Korean financial institutions, have begun to charge fees to our customers more regularly, customers may prove unwilling to pay additional fees, even in exchange for more attractive value-added services, and their reluctance to do so would adversely affect the implementation of our strategy to increase our fee income. Furthermore, the fees that we charge to customers are subject to regulation by Korean financial regulatory authorities, which may seek to implement regulations or measures that may have an adverse impact on our ability to achieve this aspect of our strategy.

Risks relating to competition

Competition in the Korean financial industry is intense, and we may lose market share and experience declining margins as a result.

Competition in the Korean financial market has been and is likely to remain intense. Some of the financial institutions that we compete with are larger in terms of asset size and customer base and have longer operating histories as financial holding companies, greater financial resources or more specialized capabilities than us and our subsidiaries. In addition, in the area of our core banking operations, although most Korean banks had generally been increasing their exposures to large corporate borrowers, they have recently begun to increasingly focus on retail customers and small- and medium-sized enterprises again, and have been focusing on developing fee income businesses, including bancassurance, as increasingly important sources of revenue. In the area of credit cards, increased competition in the payments market and the resulting increase in our marketing activities, as well as the general trend towards lower merchant fees, are adversely affecting profits in the segment. In our new capital segment, our profitability may be adversely affected by increasing competition in the automobile finance and lease finance markets.

In addition, companies in the banking and financial industries have increasingly adopted new technologies, including artificial intelligence and data science, to provide innovative services to their customers and differentiate themselves from competitors. Our failure to adopt such technologies in a timely and competitive manner could negatively impact our market share and profitability. For example, the introduction of Internet-only banks in Korea is expected to increase competition in the Korean banking industry. Internet-only banks generally operate without branches and conduct most of their operations through electronic means, which enable them to minimize costs and offer customers higher interest rates on deposits or lower lending rates. In April 2017, Kbank, the first Internet-only bank in Korea, in which Woori Bank owned 12.0% of the equity with voting rights as of December 31, 2024, commenced operations. Kakao Bank and Toss Bank, both mobile-only banks, commenced operations in July 2017 and October 2021, respectively. In March 2025, four consortiums, including those involving major nationwide commercial banks and other financial service providers, applied for an Internet-only banking license to become the fourth Internet-only bank in Korea. Woori Bank and Woori Card are participating in the Korea Soho Bank consortium, which is led by Korea Credit Data. In recent years, the Financial Services Commission announced various measures designed to encourage competition within the banking industry, including its intention to issue more banking licenses (including those for Internet-only banks) and actively permitting the conversion of existing regional or savings banks into nationwide commercial banks. For example, in May 2024, the Financial Services Commission approved DGB Daegu Bank’s application to convert from a regional bank into a nationwide commercial bank. DGB Daegu Bank subsequently became Korea’s seventh commercial bank and rebranded itself as iM Bank in June 2024.

Furthermore, there have been several general regulatory reforms in the Korean financial industry that increased competition among banks and other financial institutions in Korea. For example, in April 2019, the Financial Services Commission approved a financial regulatory sandbox, a framework set up to allow financial services providers to test new business models in a less regulated environment, as part of its efforts to work closely with the fintech sector and provide support to facilitate its development. In August 2020, the Credit Information Use and Protection Act was amended to establish a framework for MyData services in Korea, which allows financial institutions (including both traditional financial institutions and fintech firms) to collect customers’ personal credit information from credit information providers/users or public institutions upon the customer’s request so that customers may access such collected personal credit information in whole or in part. Overall, we expect that such measures may not only intensify competition among traditional financial institutions in Korea, but also allow new market participants such as fintech firms to potentially gain market share in certain areas in which we operate.

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

Other risks relating to our business

Any possible recurrence of COVID-19 or the outbreak of any other types of widespread infectious diseases may adversely affect our business, financial condition or results of operations.

The outbreak of any infectious diseases, such as COVID-19, could expose us to a number of risks, including but not limited to:

•

an increase in defaults on loan payments from our customers that are particularly affected by the disease, who may not be able to meet payment obligations, which may lead to an increase in delinquency ratios and a deterioration in asset quality, resulting in increased charge-offs, higher provisioning and reduced interest and fee income;

•	significant changes in interest rates worldwide (see “—Significant changes in interest rates could adversely affect our business, financial condition and results of operations”);

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

In addition, in response to the COVID-19 pandemic, Korean financial regulatory authorities, including the Financial Services Commission and the Financial Supervisory Service, adopted policies for Korean banks to provide relief or assistance to customers. For example, in April 2020, the Korean government established the “COVID-19 SME and Small Merchant Financial Support Program,” which provided temporary financial support for certain small- and medium-sized enterprises and small merchants that were negatively impacted by the COVID-19 pandemic.

In the event that a future recurrence of COVID-19 or other types of widespread infectious diseases cannot be effectively and timely contained, our business, financial condition, results of operations and cash flows may be adversely affected.

Unfavorable changes in the global financial markets could adversely affect our results of operations and financial condition.

The overall prospects for the Korean and global economy in 2025 and beyond remain uncertain. In recent years, the global financial markets have experienced significant volatility as a result of, among other things:

•	the occurrence of severe health epidemics, including the COVID-19 pandemic;

•

hostilities, political or social tensions involving Russia (including the Russia-Ukraine war and the ensuing sanctions against Russia) and the resulting adverse effects on the global supply of oil and other natural resources and the global financial markets;

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

•

a deterioration in economic and trade relations between the United States and its trading partners, including as a result of the imposition of significant tariffs by the United States on its trading partners, which has been followed by retaliatory tariffs in some cases;

•

escalations in trade protectionism globally and geopolitical tensions in East Asia and the Middle East (including those resulting from the hostilities in the Middle East following the Israel-Hamas war);

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

We are also exposed to adverse changes and volatility in the global and Korean financial markets as a result of our liabilities and assets denominated in foreign currencies and our holdings of trading and investment securities, including structured products. The value of the Won relative to major foreign currencies in general and the U.S. dollar in particular has depreciated significantly in recent years and has been subject to significant volatility as a result of the COVID-19 pandemic, the Russia-Ukraine war and the ensuing sanctions against Russia, the hostilities in the Middle East following the Israel-Hamas war, the difference in policy rates between the United States and Korea and, more recently, the political instability in Korea relating to the impeachment of former President Yoon in April 2025 following his declaration of martial law in December 2024, among others.

A depreciation of the Won will increase our cost of servicing our foreign currency-denominated debt, while continued exchange rate volatility may also result in foreign exchange losses for us. Furthermore, as a result of the deterioration in global and Korean economic conditions, there have been fluctuations in securities prices, including the stock prices of Korean and foreign companies in which we hold an interest. Such developments have resulted in and may lead to further trading and valuation losses on our trading and investment securities portfolio as well as impairment losses on our investments in joint ventures and associates. See “—Significant changes in interest rates could adversely affect our business, financial condition and results of operations.”

Adverse developments affecting the financial services industry, including events or concerns involving liquidity of financial institutions, could adversely affect our business, financial condition or results of operations.

In early 2023, difficulties at several banks in the United States and Europe caused uncertainty for financial services companies, in particular the banking sector, and fear of instability in the global financial system generally, including in Korea. Such difficulties were caused, among others, by rising levels of inflation rates and rapid increases in interest rates, which have led to declines in the values of previously issued government securities held by such banks. Although the relevant financial authorities have intervened directly and indirectly in notable cases, there is a risk that other financial institutions could face difficulties, including from contagion disconnected from market fundamentals or for other reasons, and it is unclear what steps regulators would take, if any, in the event of further bank difficulties or continuing (or increasing) market distress. Many financial institutions have experienced volatile stock prices and significant losses in their equity value, and there is concern that depositors have withdrawn, or could withdraw in the future, significant sums from their accounts at these institutions, often at a rapid pace through digital bank runs. Any negative perceptions resulting from such developments concerning the soundness of savings banks, Internet-only banks or the banking system generally in Korea could impact where customers choose to maintain deposits, which could lead certain banks in Korea to experience closure or other significant distress. In such event, the Korean government has in the past and may in the future require Woori Bank, as one of the largest banks in Korea, to intervene, which could strain our resources, divert our management’s attention and have an adverse impact on our results of operations and financial condition.

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

Our risk management system may not be fully effective in mitigating risk and loss, including operational risk.

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

We also seek to identify and manage our exposure to operational risk, which we define as the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events, primarily through its system of comprehensive policies and control framework, including internal audits and inspections. In addition to our internal audits and inspections, the Financial Supervisory Service conducts general annual audits of our operations, as well as special audits and investigations as the need arises on particular aspects of our operations, such as risk management, internal control, credit monitoring and liquidity. In the ordinary course of these audits or investigations, the Financial Supervisory Service routinely issues warning notices where it determines that a regulated financial institution or such institution’s employees have failed to comply with the applicable laws or rules, regulations and guidelines of the Financial Supervisory Service. We have in the past received, and expect in the future to receive, such notices, and we have taken and will continue to take appropriate actions in response to such notices. For example, the Financial Supervisory Service commenced a general inspection of our operations in October 2024 and announced the outcome of its inspection in March 2025, which identified several areas of improvement relating to our risk management and ability to respond to potential crises, including with respect to our loan approval processes, among others, subsequent to which we have been working to improve the areas which the Financial Supervisory Service has noted required improvement.

Furthermore, in connection with certain incidents involving several banks, including Woori Bank, the Financial Supervisory Service worked together with the Korea Federation of Banks to introduce a number of measures in November 2022 and June 2023 to improve the internal controls of banks and other financial institutions to prevent the future occurrence of similar financial incidents, which we implemented over the course of 2023 and 2024. In recent months, we have made a number of additional improvements to our internal controls-related policies and organizational structure, including the establishment of a new Ethics and Internal Control Committee, in order to further such efforts. See “—We may suffer losses due to employee misconduct,” “Item 8.A. Consolidated Statements and Other Financial Information—Legal Proceedings and Regulatory Actions” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Operational Risk Management.” While we intend to continue to fully cooperate with the Financial Supervisory Service in its audits and investigations and take any remedial measures as necessary, no assurance can be given that these remedial measures would be sufficient to prevent similar or more adverse operational risks from materializing.

We have provided certain assets as collateral in connection with our secured borrowings and could be required to make payments and realize losses in the future relating to those assets.

We have provided certain assets as collateral for our secured borrowings in recent years. As of December 31, 2024, the aggregate amount of assets we had provided as collateral for our secured borrowings was ￦24,133 billion. These secured borrowings may take the form of asset securitization transactions, where we nominally sell our assets to a securitization vehicle that issues securities backed by those assets, although the assets remain on our statements of financial position. These secured borrowings are intended to be fully repaid through recoveries on collateral. Some of these nominal asset sales were with recourse, which means that if delinquencies arise with respect to such assets, we will be required to either repay a proportionate amount of the related secured borrowing (by reversing the nominal sale and repurchasing such assets) or compensate the securitization vehicle for any net shortfalls in its recoveries on such assets. If we are required to make payments on such assets, or to repay our secured borrowings on those assets and are unable to make sufficient recoveries on them, we may realize further losses on these assets.

Significant changes in interest rates could adversely affect our business, financial condition and results of operations.

Interest rates in Korea have been subject to significant fluctuations in the past. For example, amid rising concerns of a potential global recession as a result of the COVID-19 pandemic, the Bank of Korea reduced its policy rate to 0.75% in March 2020 and 0.50% in May 2020. However, as the economy began to show signs of recovery from the COVID-19 pandemic starting from the second half of 2021, the Bank of Korea gradually raised its policy rate to pre-pandemic levels of 1.25% from August 2021 through January 2022. Subsequently, in response to rising levels of household debt and inflation in Korea as well as globally, the Bank of Korea continued to raise its policy rate to 3.50% from April 2022 through January 2023. More recently, the Bank of Korea lowered its policy rate to 3.25% in October 2024, 3.00% in November 2024 and 2.75% in February 2025 in response to weak economic conditions in Korea.

All else being equal, increases in interest rates in the future could lead to a decline in the value of our portfolio of debt securities, which generally pay interest based on a fixed rate. A sustained increase in interest rates will also raise our funding costs, while reducing loan demand, especially among consumers. Rising interest rates may therefore require us to re-balance our asset portfolio and our liabilities in order to minimize the risk of potential mismatches and maintain our profitability. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk.” In addition, rising interest rate levels may adversely affect the Korean economy and the financial condition and repayment ability of our corporate and consumer borrowers, both domestically and abroad, including holders of our credit cards, which in turn may lead to a deterioration in our credit portfolio. For example, the amount of Woori Bank’s non-performing loans to overseas borrowers has increased sharply from ￦304 billion as of December 31, 2023 to ￦447 billion as of December 31, 2024, mainly reflecting a downturn in the global economy. Since most of our consumer and corporate loans bear interest at rates that adjust periodically based on prevailing market rates, a sustained increase in interest rate levels will increase the interest costs of our consumer and corporate borrowers and will adversely affect their ability to make payments on their outstanding loans.

On the other hand, while a sustained decrease in interest rates may lead to an increase in loan demand among our customers and a reduction in our funding costs as well as an appreciation of the value of our debt securities, it would also lead to decreases in the interest rates we charge on our loan products. If the effects of a decrease in the interest rates we charge on our loan products outweigh the combined effects of increases in loan demand and the value of our debt securities and a decrease in funding costs, our business, financial condition and results of operations would be adversely affected.

Our funding is highly dependent on short-term deposits, which dependence may adversely affect our operations.

We meet a significant amount of our funding requirements through short-term funding sources, which consist primarily of customer deposits. As of December 31, 2024, approximately 95.1% of these deposits had maturities of one year or less or were payable on demand. In the past, a substantial proportion of these customer deposits have been rolled over upon maturity. We cannot guarantee, however, that depositors will continue to roll over their deposits in the future. In the event that a substantial number of these short-term deposit customers withdraw their funds or fail to roll over their deposits as higher-yielding investment opportunities emerge, our liquidity position could be adversely affected. We may also be required to seek more expensive sources of short-term and long-term funding to finance our operations. See “Item 5.B. Liquidity and Capital Resources—Financial Condition—Liquidity.”

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

As of December 31, 2024, we held debt securities issued by Korean companies and financial institutions (other than those issued by government-owned or -controlled enterprises or financial institutions, which include the Bank of Korea, the Korea Development Bank, the Export-Import Bank of Korea, the Korea Housing Finance Corporation and the Industrial Bank of Korea, among others) with a total book value of ￦12,215 billion in our trading and investment securities portfolio. The market value of these securities could decline significantly due to various factors, including future increases in interest rates or a deterioration in the financial and economic condition of any particular issuer or of Korea in general. Any of these factors individually or a combination of these factors would require us to write down the fair value of these debt securities, resulting in impairment losses. Because the secondary market for corporate bonds in Korea is not fully developed, the market value of many of these securities as reflected on our consolidated statements of financial position is determined by reference to suggested prices posted by Korean rating agencies, which measure prices based on observable market data. These valuations, however, may differ significantly from the actual value that we could realize in the event we elect to sell these securities. As a result, we may not be able to realize the full “marked-to-market” value at the time of any such sale of these securities and thus may incur additional losses.

We may be required to raise additional capital if our capital adequacy ratios deteriorate or the applicable capital requirements change in the future, but we may not be able to do so on favorable terms or at all.

Under the capital adequacy requirements of the Financial Services Commission, as of December 31, 2024, we as a bank holding company were required to maintain a total minimum common equity Tier I capital adequacy ratio of 9.0%, Tier I capital adequacy ratio of 10.5% and combined Tier I and Tier II capital adequacy ratio of 12.5%, on a consolidated basis (including applicable additional capital buffers and requirements as described below), and Woori Bank as a bank was required to maintain a total minimum common equity Tier I capital adequacy ratio of 9.0%, Tier I capital adequacy ratio of 10.5% and combined Tier I and Tier II capital adequacy ratio of 12.5%, on a consolidated basis (including applicable additional capital buffers and requirements as described below). Such requirements include a counter-cyclical capital buffer of up to 2.5%, which is determined on a quarterly basis by the Financial Services Commission and is set at 1.0% as of the date of this annual report. As of December 31, 2024, our common equity Tier I capital, Tier I capital and combined Tier I and Tier II capital adequacy ratios were 12.13%, 14.20% and 15.71%, respectively, and Woori Bank’s common equity Tier I capital, Tier I capital and combined Tier I and Tier II capital adequacy ratios were 13.05%, 13.91% and 15.85%, respectively, all of which exceeded the minimum levels required by the Financial Services Commission. However, our capital base and capital adequacy ratios may deteriorate in the future if our results of operations or financial condition deteriorates for any reason, or if we are not able to deploy our funding into suitably low-risk assets.

The current capital adequacy requirements of the Financial Services Commission are derived from a set of bank capital measures, referred to as Basel III, which the Basel Committee on Banking Supervision initially introduced in 2009 and began phasing in starting from 2013. Commencing in July 2013, the Financial Services Commission promulgated a series of amended regulations implementing Basel III, pursuant to which Korean banks and bank holding companies were required to maintain a minimum ratio of common equity Tier I capital (which principally includes equity capital, capital surplus and retained earnings) to risk-weighted assets of 3.5% and Tier I capital to risk-weighted assets of 4.5% from December 1, 2013, which minimum ratios were increased to 4.0% and 5.5%, respectively, from January 1, 2014 and increased further to 4.5% and 6.0%, respectively, from January 1, 2015. Such requirements are in addition to the pre-existing requirement for a minimum ratio of Tier I and Tier II capital (less any capital deductions) to risk-weighted assets of 8.0%, which remains unchanged. The amended regulations also require an additional capital conservation buffer of 2.5% from January 2019, as well as a potential counter-cyclical capital buffer of up to 2.5%, which is determined on a quarterly basis by the Financial Services Commission. In May 2023, the Financial Services Commission increased the counter-cyclical capital buffer from 0.0% to 1.0%, which became effective in May 2024. Furthermore, we and Woori Bank were each designated as a domestic systemically important bank holding company and a domestic systematically important bank, respectively, for 2024 and 2025 by the Financial Services Commission, which subjects us and Woori Bank to the additional capital requirement of 1.0% in 2024 and 2025. The implementation of Basel III in Korea may have a significant effect on the capital requirements of Korean financial institutions, including us. The Financial Services Commission is currently considering introducing an additional stress buffer capital requirement of up to 2.5%, which may be implemented in the second half of 2025. See “Item 4.B. Business Overview—Supervision and Regulation—Principal Regulations Applicable to Financial Holding Companies—Capital Adequacy” and “Item 4.B. Business Overview—Supervision and Regulation—Principal Regulations Applicable to Banks—Capital Adequacy.”

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

In 2024, we engaged in the following activities relating to Iran:

•

We operate certain accounts for the Central Bank of Iran, or the CBI, which were opened by the CBI pursuant to a service agreement entered into by us and the CBI in September 2010, as amended from time to time, to facilitate trade between Korea and Iran. In light of the subsequent discontinuation in 2019 of a “significant reduction” exception – an exemption from certain secondary sanctions for foreign financial institutions from countries that significantly reduced Iranian oil purchases – from July 8, 2019 to September 20, 2019, we limited activity in the existing CBI accounts to processing payments for exports of humanitarian goods to Iran, and due to the imposition of additional sanctions against the CBI on September 20, 2019, we ceased all activity in the existing CBI accounts until July 12, 2020. Starting July 13, 2020, at the request of the Korean government, we resumed processing payments for exports of certain humanitarian goods to Iran, such as those permitted under OFAC General License No. 8A, which authorizes certain humanitarian trades involving the CBI. In resuming the transactions involving the CBI account for humanitarian trade, we consulted with the Korean government, which, in turn, received confirmation from OFAC that these transactions are currently permitted under OFAC sanctions laws. In addition, we have been conducting extensive Know Your Customer (KYC) and enhanced due diligence (EDD) reviews to ensure that all humanitarian trade transactions involving Iran and the CBI are undertaken in accordance with OFAC sanctions. In August 2023, at the request of and in coordination with the governments of Korea, the United States and certain other European nations, we effectuated a transfer of certain funds in Korean Won held in a legacy CBI account to the Swiss National Bank, in connection with a humanitarian channel in Qatar. In 2024, our total fee revenue from such activities amounted to ￦340,000, and as there were no expenses directly applicable to such activities under our internal management accounts, we estimate that our net income before tax from such activities also amounted to ￦340,000.

•

In the past, we also provided fund transfer and financing services to Korean exporters and importers in connection with their trade transactions with Iranian parties that were permitted under the relevant Korean sanctions regime. We have discontinued all trade financing activities relating to export and import trades involving the CBI accounts since November 5, 2018. Since 2019, all such exports and imports were settled through telegraphic transfer and did not involve our financing services, including all transactions involving the CBI. However, we continue to honor our obligations on a limited basis under previously-issued bank guarantees to the extent that such activities do not violate OFAC sanctions or implicate U.S. secondary sanctions. In 2024, our total fee revenue from the relevant telegraphic transfer services amounted to ￦170,000. As there were no expenses directly applicable to such activities under our internal management accounts, we estimate that our net income before tax from such activities also amounted to ￦170,000.

•

We also maintain a limited number of deposit accounts in Korea for an Iranian financial institution subject to OFAC sanctions that were opened prior to it becoming subject to OFAC sanctions. The relevant accounts have since been restricted, and no transactions are currently allowed through these accounts. Accordingly, there were no fee revenues from maintaining such deposit accounts, and there were no expenses directly applicable to such activities under our internal management accounts, in 2024.

•	In September 2023, Bank Mellat, a sanctioned Iranian bank, filed a lawsuit against Woori Bank in the Seoul Central District Court, demanding that Woori Bank return approximately ￦20.2 billion (which

Woori Bank had frozen pursuant to U.S. sanctions against Iran), as well as interest and damages. In August 2024, the Seoul Central District Court ruled against Bank Mellat. Although Bank Mellat appealed such decision, the Seoul High Court denied the appeal in January 2025. Bank Mellat then re-appealed the case to the Supreme Court, but such case was ultimately dismissed without further review in April 2025.

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

Following Russia’s invasion of Ukraine in February 2022, various countries, including the United States, have imposed additional sanctions on a number of Russian individuals and entities, and restricted or prohibited certain activities relating to Russia such as making new investments or the provision of certain services. The Russian government also listed the Republic of Korea as an “unfriendly state” in March 2022. We have a Russia-based subsidiary, which represents 0.10% of our total assets and 0.12% of our revenue as of December 31, 2024. The Russian subsidiary is engaged in certain ordinary course business activities with Russian entity counterparties, some of which have become subject to additional sanctions since February 2022. Where necessary or appropriate, we have taken actions to negotiate repayment terms in Rubles to promote compliance with applicable sanctions and have prepared response plans in the event of additional sanctions. There may be further expansions of sanctions against Russia and the Russian financial sector by the United States or other countries (including Korea). For example, in December 2023, the United States issued a new executive order authorizing the imposition of secondary sanctions against non-U.S. financial institutions that knowingly or unknowingly engage in certain transactions or services relating to the Russian military-industrial base. Such authority was further expanded in June 2024 to effectively target such dealings with most parties sanctioned under OFAC Russia-related sanctions, including a number of sanctioned Russian banks. Such expansion of sanctions, as well as Russian countermeasures against foreign-owned companies, may adversely affect our business and reputation.

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

Our businesses are exposed to risk from potential non-compliance by our employees and management with our policies, applicable laws or regulations, as well as other types of employee misconduct, negligence or fraud, which could result in civil, regulatory or criminal investigations, litigations and charges, regulatory sanctions and reputational or financial harm. For example, from time to time, our employees, including those of our subsidiaries, have been discovered to have engaged in various types of misconduct, including insider trading, embezzlement and fraud, among others. See “Item 8.A. Consolidated Statements and Other Financial Information—Legal Proceedings and Regulatory Actions.” Such instances of employee misconduct could result in damages to our reputation, additional costs to us, regulatory penalties, exposure to litigation and other financial losses to us. There can be no assurance that we will be able to fully recoup any financial losses that we may have sustained as a result of any employee misconduct. Although we have implemented a number of measures aimed at improving our internal controls in recent years (see “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Operational Risk Management), it is not always possible to deter or fully prevent employee misconduct and the precautions we take to prevent and detect such activity may not always be fully effective. Accordingly, there can be no assurance that employee misconduct will not occur again in the future.

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

We have pursued a strategy of enhancing our margins by maintaining relatively low interest rates on our deposit products while charging relatively higher interest rates on loans. We may need to adjust such strategy, however, if there are any changes in the competitive landscape or government regulations, in order to comply with such government regulations or pursue a more effective competition strategy in order to minimize customer attrition.

For example, the successive increases in interest rates in Korea from August 2021 to the first quarter of 2023 led to a significant increase in the net interest spreads (the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities) reported by many Korean banks, including Woori Bank, as the rise in interest rates for loans outpaced the rise in interest rates for deposit products due to the relatively shorter repricing cycle of loans compared to that of deposits. Although the Bank of Korea began lowering its policy rate in October 2024, the net interest spreads of Korean banks remain relatively high. See “—Other risks relating to our business—Significant changes in interest rates could adversely affect our business, financial condition and results of operations.” As such increase in net interest spreads and the high levels of profits realized by Korean banks became a point of public issue, the Korean government and the Financial Services Commission announced in February 2023 that they intend to impose stricter regulations on Korean banks, including Woori Bank, to reduce such net interest spreads and pursue measures to increase competition among financial institutions in Korea. Such regulations could force us to compete to a greater extent based on interest rates, which could lead to a decrease in our net interest margins. In addition, if other banks and financial institutions adopt a strategy of expanding market share through interest rate competition, we may suffer customer attrition due to rate sensitivity. See “—Risks relating to competition—Competition in the Korean financial industry is intense, and we may lose market share and experience declining margins as a result.”

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

In the past, the Korean government has also announced policies under which financial institutions in Korea are encouraged to provide financial support to particular sectors. For example, in light of the deteriorating financial condition and liquidity position of small- and medium-sized enterprises in Korea and adverse conditions in the Korean economy affecting such enterprises, the Korean government had temporarily introduced measures in April 2020 intended to encourage Korean banks to provide financial support to small- and medium-sized enterprise borrowers, including guidelines for Korean banks to extend loan terms and defer interest payments with respect to small- and medium sized enterprises and small merchants affected by the COVID-19 pandemic. In addition, pursuant to a financial support program announced by the Korean government in December 2023, participating Korean banks, including Woori Bank, provided an aggregate amount of approximately ￦2 trillion in liquidity support to small business owners. See “—Risks relating to government regulation and policy—We may suffer customer attrition or our net interest margin may decrease as a result of government regulations or our competition strategy.” See “—Risks relating to our corporate credit portfolio—The largest portion of our exposure is to small- and medium-sized enterprises, and financial difficulties experienced by companies in this segment may result in a deterioration of our asset quality and have an adverse impact on us.”

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

In addition, future growth of the Korean economy is subject to many factors beyond our control, including developments in the global economy. In recent years, adverse conditions and volatility in the worldwide financial markets, fluctuations in oil and commodity prices, supply chain disruptions and the increasing weakness of the global economy, mainly due to the COVID-19 pandemic, the Russia-Ukraine war and the ensuing sanctions against Russia, difficulties faced by several banks in the United States and Europe, the hostilities in the Middle East following the Israel-Hamas war as well as significant fluctuations in policy interest rates globally, have contributed to the uncertainty of global economic prospects in general and have adversely affected, and may continue to adversely affect, the Korean economy. See “—Other risks relating to our business—Unfavorable changes in the global financial markets could adversely affect our results of operations and financial condition.”

The value of the Won relative to major foreign currencies, in particular the U.S. dollar, has depreciated significantly and, as a result of uncertain global and Korean economic, social and political conditions, there has been significant volatility in the stock prices of Korean companies recently. Future declines in the Korea Composite Stock Price Index, or the KOSPI, and large amounts of sales of Korean securities by foreign investors and subsequent repatriation of the proceeds of such sales may adversely affect the value of the Won, the foreign currency reserves held by financial institutions in Korea, and the ability of Korean companies to raise capital. Any future deterioration of the Korean or global economy could adversely affect our business, financial condition and results of operations.

Developments that could have an adverse impact on the Korean economy include:

•	declines in consumer confidence and a slowdown in consumer spending, including as a result of higher levels of market interest rates;

•

political uncertainty or increasing strife among or within political parties in Korea and the ensuing societal unrest, including as a result of political uncertainty following the removal of President Yoon from office on April 4, 2025 by the Constitutional Court of Korea, which upheld the National Assembly’s vote to impeach him following his declaration of martial law in December 2024 (which declaration had been swiftly rescinded), as a result of which a special presidential election to elect his successor must be held by June 3, 2025;

•

the imposition of significant tariffs on Korea’s exports by any of its major export markets, such as the imposition of a 25% tariff on Korea’s exports to the United States announced in April 2025, which has since been paused for a period of 90 days;

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

•

hostilities, political or social tensions involving Russia (including the Russia-Ukraine war and the ensuing sanctions against Russia) and the resulting adverse effects on the global supply of oil and other natural resources and the global financial markets;

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

•

a substantial decrease in tax revenues and a substantial increase in the Korean government’s expenditures for fiscal stimulus measures, unemployment compensation and other economic and social programs, which could lead to a national budget deficit as well as an increase in the Korean government’s debt;

•

financial problems or lack of progress in the restructuring of chaebols, other large troubled companies (including those in the construction, shipbuilding and shipping sectors), their suppliers or the financial sector;

•	loss of investor confidence arising from corporate accounting irregularities or corporate governance issues concerning certain chaebols;

•	increases in social expenditures to support an aging population in Korea or decreases in economic productivity due to the declining population size in Korea;

•	a continued decrease in the population and birthrates in Korea;

•	geo-political uncertainty and risk of further attacks by terrorist groups around the world;

•	natural or man-made disasters that have a significant adverse economic or other impact on Korea or its major trading partners;

•

hostilities or political or social tensions involving countries in the Middle East (including those resulting from the hostilities in the Middle East following the Israel-Hamas war) and Northern Africa and any material disruption in the global supply of oil or sudden increase in the price of oil;

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

Relations between Korea and North Korea have been tense throughout Korea’s modern history. The level of tension between the two Koreas has fluctuated and may increase abruptly as a result of current and future events. In particular, there have been heightened security concerns in recent years stemming from North Korea’s nuclear weapon, ballistic missile and satellite programs as well as its hostile military actions against Korea. Some of the significant incidents in recent years include the following:

•

North Korea renounced its obligations under the Nuclear Non-Proliferation Treaty in January 2003 and has conducted six rounds of nuclear tests since October 2006, including claimed detonations of hydrogen bombs and warheads that can be mounted on ballistic missiles. Over the years, North Korea has continued to conduct a series of ballistic missile tests, including missiles launched from submarines and intercontinental ballistic missiles that it claims can reach the United States mainland. North Korea has increased the frequency of such activities since the beginning of 2022, firing numerous ballistic missiles, including intercontinental ballistic missiles, and in November 2023, successfully launched its first spy satellite. In response, the Korean government has repeatedly condemned the provocations and flagrant violations of relevant United Nations Security Council resolutions. In February 2016, the Korean government also closed the inter-Korea Gaeseong Industrial Complex in response to North Korea’s fourth nuclear test in January 2016. Internationally, the United Nations Security Council has passed a series of resolutions condemning North Korea’s actions and significantly expanding the scope of sanctions applicable to North Korea. Over the years, the United States and the European Union have also expanded their sanctions applicable to North Korea.

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

Economic difficulties in Korea or increases in corporate reorganizations and bankruptcies could result in layoffs and higher unemployment. Such developments could lead to social unrest and substantially increase government expenditures for unemployment compensation and other costs for social programs. According to statistics from the Korea National Statistical Office, the unemployment rate decreased from 2.9% in 2022 to 2.7% in 2023 but increased to 2.8% in 2024. Increases in unemployment and any resulting labor unrest in the future could adversely affect our operations, as well as the operations of many of our customers and their ability to repay their loans, and could adversely affect the financial condition of Korean companies in general, depressing the price of their securities. These developments would likely have an adverse effect on our financial condition and results of operations.

Risks relating to our common stock and ADSs

Certain dealings in our common stock by us or our major shareholders may adversely affect the market price of our common stock and ADSs and may dilute your investment and relative ownership interest in us.

Some of our major shareholders may choose to sell large blocks of our common stock in a public offering or privately to a strategic or financial investor. For example, IMM Private Equity, Inc., through its special purpose company Nobis1, Inc., conducted a series of block sale transactions in March 2024, July 2024 and January 2025 to sell an aggregate of 40,560,000 shares of our common stock. See “Item 7.A. Major Shareholders.”

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

Our common stock is listed on the KRX KOSPI Market, which has a smaller market capitalization and is more volatile than the securities markets in the United States and many European countries. The market value of ADSs may fluctuate in response to the fluctuation of the trading price of shares of our common stock on the KRX KOSPI Market. The KRX KOSPI Market has experienced substantial fluctuations in the prices and volumes of sales of listed securities and the KRX KOSPI Market has prescribed a fixed range in which share prices are permitted to move on a daily basis. The KOSPI was 2,546.3 on April 25, 2025. There is no guarantee that the stock prices of Korean companies will not decline again in the future. Like other securities markets, including those in developed markets, the Korean securities market has experienced problems including market manipulation, insider trading and settlement failures. The recurrence of these or similar problems could have a material adverse effect on the market price and liquidity of the securities of Korean companies, including our common stock and ADSs, in both the domestic and the international markets.

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

The following chart illustrates the organizational structure of Woori Bank prior to the completion of the stock transfer:

The following chart illustrates our organizational structure after the completion of the stock transfer:

Woori Financial Group
Woori Bank
100.0%
Woori FIS Co., Ltd.
100.0%
Woori Finance Research Institute Co., Ltd.
100.0%
Woori Credit Information Co., Ltd.
100.0%
Woori Fund Services Co., Ltd.
100.0%
Woori Private Equity Asset Management Co., Ltd.
100.0%
Woori Card Co., Ltd.
100.0%
Woori Investment Bank Co., Ltd.
59.8%
Korean BTL Infrastructure Fund
99.9%
Woori Bank America
100.0%
Woori Bank Europe Gmbh
100.0%
Woori Bank China Limited
100.0%
PT Bank Woori Saudara Indonesia 1906 Tbk
79.9%
AO Woori Bank
100.0%
Banco Woori Bank do Brasil S.A.
100.0%
Woori Global Market Asia Limited
100.0%
WB Finance Co., Ltd.
100.0%
Woori Finance Myanmar Co., Ltd.
100.0%
Woori Finance (Cambodia) Plc
100.0%
Wealth Development Bank
51.0%
Woori Bank Vietnam Limited
100.0%

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

•

In December 2019, we acquired an aggregate 51% equity interest in Woori Asset Trust Co., Ltd. (formerly known as Kukje Asset Trust Ltd.), consisting of (i) 44.5% from its majority shareholders, including former chairman Jae-Eun Yoo, and (ii) 6.5% from Woori Bank. In March 2023, we acquired an additional 21.3% equity interest in Woori Asset Trust Co., Ltd. pursuant to our share purchase agreement with the former majority shareholders, as a result of which we currently hold an aggregate 72.3% equity interest in Woori Asset Trust Co., Ltd., which is currently our consolidated subsidiary. In March 2024, we participated in a capital increase by Woori Asset Trust Co., Ltd. and Woori Asset Trust Co. cancelled its treasury shares, as a combined result of which our equity interest in Woori Asset Trust Co., Ltd. increased to 96.7%. In April 2024 and November 2024, we acquired additional shares of Woori Asset Trust Co., Ltd. from its minority shareholders, which further increased our equity interest to 99.6%.

•

In December 2020, we acquired a 74.0% equity interest in Woori Financial Capital Co., Ltd. (formerly known as Aju Capital Co., Ltd.) from Well to Sea Investment. Notwithstanding the foregoing, for accounting purposes, Woori Financial Capital Co., Ltd. became our consolidated subsidiary in October 2020. In March 2021, we acquired Woori Savings Bank (formerly known as Aju Savings Bank) from Woori Financial Capital Co., Ltd., our consolidated subsidiary, and as a result, Woori Savings Bank ceased to be the subsidiary of Woori Financial Capital Co., Ltd. and became our direct consolidated subsidiary. We acquired additional equity interests in Woori Financial Capital Co., Ltd. of 12.9% and 3.6% from Aju Corporation in April 2021 and May 2021, respectively, as a result of which our aggregate equity interest in Woori Financial Capital Co., Ltd. became 90.5%. In August 2021, we acquired the remaining shares of Woori Financial Capital Co., Ltd. and integrated Woori Financial Capital Co., Ltd. as our wholly-owned subsidiary through a “comprehensive stock exchange” under Korean law. In June 2024, we purchased additional shares of Woori Savings Bank through a rights offering to inject additional capital into them.

•

In January 2022, we established Woori Financial F&I Inc. as a wholly-owned subsidiary to invest in non-performing loans and restructuring companies. In May 2024, we purchased additional shares of Woori Financial F&I Inc. through a rights offering to inject additional capital into them.

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

•

In August 2024, we acquired Korea Foss Securities Co., Ltd., a securities brokerage company, by merging it with our then wholly-owned subsidiary Woori Investment Bank Co., Ltd., with Korea Foss Securities Co., Ltd. remaining as the surviving entity, and renamed the merged entity Woori Investment Securities Co., Ltd. As a result of the merger, we currently hold an aggregate 99.4% equity interest in Woori Investment Securities Co., Ltd., which has become our direct consolidated subsidiary.

•

In August 2024, we agreed to acquire 75.3% of the shares of Tong Yang Life Insurance Co., Ltd. and 100.0% of the shares of ABL Life Insurance Co., Ltd., to incorporate them as our life insurance subsidiaries. However, the acquisitions remain subject to approval from the regulatory authorities, which remains uncertain at this time.

Item 4.B.	Business Overview

We are one of the largest financial holding companies in Korea, in terms of consolidated total assets, and our operations include Woori Bank, one of the largest commercial banks in Korea. Our subsidiaries collectively engage in a broad range of businesses, including corporate banking, consumer banking, credit card operations, investment banking, capital markets activities, international banking, asset management and other businesses. We provide a wide range of products and services to our customers, which mainly comprise small- and medium-sized enterprises and individuals, as well as some of Korea’s largest corporations. As of December 31, 2024, we had, on a consolidated basis, total assets of ￦525,753 billion, total liabilities of ￦489,858 billion and total equity of ￦35,895 billion.

As one of the leading financial services groups in Korea, we believe our core competitive strengths include the following:

Strong and long standing relationships with corporate customers. Historically our operations concentrated on large corporate customers. As a result, we believe that we have strong relationships with many of Korea’s leading corporate groups, and we are the main creditor bank to 11 of the 36 largest Korean corporate borrowers. Further enhancing our corporate loan portfolio is our ability to lend to small- and medium-sized enterprise customers. As of December 31, 2024, we had 391,624 small- and medium-sized enterprise borrowers.

Large and loyal retail customer base. With respect to our consumer banking operations, we have the third-largest deposit base among Korean commercial banks, and over 25.5 million retail customers, representing about half of the Korean adult population. Of these customers, over 10.2 million are active customers, meaning that they have a deposit account with us with an average monthly balance of at least ￦300,000 or have a loan account with us.

Extensive distribution and marketing network. We serve our customers primarily through one of the largest banking networks in Korea, comprising 684 branches and 3,451 ATMs and cash dispensers as of December 31, 2024. Through Woori Bank, we also operate seven dedicated corporate banking centers and 66 general managers for our large corporate customers and 779 relationship managers stationed at 561 branches (as well as 518 additional non-stationed employees who serve as relationship managers as needed) for our small- and medium-sized enterprise customers as of December 31, 2024. In addition, we have Internet and mobile banking platforms to enhance customer convenience, reduce service delivery costs and allow our branch staff to focus on marketing and sales.

Strong capital base. As of December 31, 2024, our consolidated equity totaled ￦36 trillion, and our total capital adequacy ratio was 15.71%. Our management team at the holding company carefully coordinates the capital and dividend plans of each of our subsidiaries and for the consolidated group to ensure that we optimize our capital position. We believe our strong capital base and coordinated capital management enable us to support growth of our core businesses and to pursue franchise-enhancing initiatives such as selective investments and acquisitions.

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

Provide comprehensive financial services and maximize synergies among our subsidiaries through our financial holding company structure. We plan to become a comprehensive financial services provider capable of developing and cross-selling a diverse range of products and services to our large existing base of retail and corporate banking customers, so that we can more effectively compete with leading domestic and international financial institutions. We believe that the adoption of a financial holding company structure will continue to help us increase customer satisfaction, generate synergies and maximize profitability, by creating an integrated system among our affiliated companies and allowing us to effectively provide various financial services, including comprehensive one-stop asset management services customized for clients, based on active expansion of non-banking and global business operations. One of the intended benefits of our financial holding company structure is that it enhances our ability to engage in mergers and acquisitions which we may decide to pursue as part of our strategy. For example, in an effort to expand our asset management services, we acquired equity interests in Woori Asset Management Corp., Woori Global Asset Management Co. and Woori Asset Trust Co., Ltd. in 2019 and Woori Financial Capital Co., Ltd. in 2020, which became our consolidated subsidiaries. We also established Woori Financial F&I Inc. as our direct consolidated subsidiary in January 2022. In March 2023, in an effort to expand our non-banking business, we acquired a 52% equity interest in, and the management rights to, Daol Investment, a venture capital company, which was subsequently renamed Woori Venture Partners Co., Ltd. In August 2023, we acquired the remaining shares of Woori Venture Partners Co., Ltd. through a “comprehensive stock exchange” under Korean law, following which Woori Venture Partners Co., Ltd. became our wholly-owned subsidiary. In January 2024, we merged Woori Global Asset Management Co., Ltd. with and into Woori Asset Management Corp., which became our consolidated subsidiary. In August 2024, we acquired Korea Foss Securities Co., Ltd., a securities brokerage company, by merging it with our then wholly-owned subsidiary Woori Investment Bank Co., Ltd., with Korea Foss Securities Co., Ltd. remaining as the surviving entity, and renamed the merged entity Woori Investment Securities Co., Ltd. As a result of the merger, we currently hold an aggregate 99.4% equity interest in Woori Investment Securities Co., Ltd., which has become our direct consolidated subsidiary. In August 2024, we agreed to acquire 75.3% of the shares of Tong Yang Life Insurance Co., Ltd. and 100.0% of the shares of ABL Life Insurance Co., Ltd., to incorporate them as our life insurance subsidiaries, although such acquisitions remain subject to approval from the regulatory authorities. We may consider additionally acquiring or merging with other financial institutions, particularly in the non-banking sector, to achieve more balanced growth and further diversify our revenue base.

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

Further improve our asset quality and strengthen our risk management practices. Woori Bank was one of the earliest and most aggressive banks in Korea to actively reduce non-performing loans through charge-offs and sales to third parties, and has taken various measures to facilitate the disposal of its substandard or below loans. As a result of these and other initiatives, our ratio of non-performing loans to total loans has remained at relatively low levels in recent years. Specifically, our ratio of non-performing loans to total loans was 0.37% as of December 31, 2023 and 0.57% as of December 31, 2024.

One of our highest priorities is to maintain our strong asset quality and enhance our risk management practices on an ongoing basis. We have created a centralized group-wide risk management organization, installed a comprehensive warning and monitoring system, adopted uniform loan loss provisioning policies across all subsidiaries and implemented an advanced credit evaluation system called the “Credit Wizard” at Woori Bank. We have undertaken a series of group-wide reviews of our credit risk management procedures, as well as our risk management infrastructure, in order to develop and implement various measures to further standardize and improve our risk management procedures and systems. Throughout 2024, we have implemented a series of measures to further strengthen our risk management and internal control procedures, including with respect to loans extended to the family members and relatives of our executive officers.

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

Diversify our revenue base with a view to reducing our exposure to interest rate cycles and increasing profitability. Currently, in line with the Korean banking industry, we derive a substantial majority of our revenues from our loan and other credit products. To reduce our traditional reliance on lending as a source of revenue and to increase our profitability, we have been seeking to further diversify our earnings base, in particular by focusing on fee-based services, such as foreign exchange, trade finance and derivatives products, investment banking and advisory investment trust services for our corporate customers and asset management and mutual funds, investment trust products and beneficiary certificates, and life and non-life insurance products for our retail customers. For example, we expect to expand into the securities brokerage business through the establishment of Woori Investment Securities Co., Ltd., and into the life insurance business through our acquisitions of Tong Yang Life Insurance Co., Ltd. and ABL Life Insurance Co., Ltd., although such acquisitions remain subject to approval from the regulatory authorities. See “— Provide comprehensive financial services and maximize synergies among our subsidiaries through our financial holding company structure.”

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

Accelerate digital innovation. The digital finance market has recently seen major growth due to the entry of fintech firms and the rapid digital transformations of our competitors, and the social distancing trends resulting from the COVID-19 pandemic have only accelerated the digitalization of finance. We have actively engaged in such trends through the adoption of innovative initiatives and aim to become a leader in digitization. As part of such efforts, in May 2015, Woori Bank established a mobile financial service platform through the launch of the first mobile-only banking service in Korea called WiBee Bank, which was later integrated into Woori Bank’s Woori WON mobile banking application in July 2023. In April 2017, Kbank, formed by a consortium with KT Corporation and 20 other companies, in which we, through Woori Bank, own 12.0% of the equity with voting rights as of December 31, 2024, launched its services to become the first Internet-only bank in Korea. In recent years, we have also strengthened our alliances with information technology companies to provide innovative electronic payment methods and launched a program to discover and provide support to innovative fintech startup companies in Korea, currently known as Digital Innovation Lab, or DinnoLab.

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

In 2023, we continued our efforts to improve our digital competitiveness and to secure new avenues of growth by upgrading our IT infrastructure, entering cross-industry partnerships, expanding our regional DinnoLab centers and discovering new non-financial business opportunities. For example, in March 2023, we launched the Woori WON certification service, the first cloud computing-based certification service in the banking industry, and in December 2023, we completed the restructuring of our IT infrastructure from a total outsourcing model to an insourcing model to improve our digital competitiveness. In November 2024, we released a consolidated finance platform with enhanced features and hyper-personalized interfaces called “New WON Banking,” which upgraded our existing Woori WON Banking mobile application to provide certain additional services (including credit card, savings bank and capital services) which had previously each required their own separate mobile application.

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

Establish a robust internal controls system. In order to prevent the recurrence of any large-scale financial incidents, we aim to strengthen and improve our internal controls system by implementing various measures that would minimize our operational risks, in particular those stemming from employee misconduct. For example, in June 2023, we created a new external whistleblowing channel that allows our employees to report irregularities with strengthened anonymity and enhanced incentives. Furthermore, in recent months, we made several changes to our internal organizational structure to strengthen our internal control process, including newly establishing an ethics management office responsible for overseeing the conduct of our management personnel. In addition, Woori Bank has increased the number of employees tasked with various internal controls-related tasks, including compliance supervision, risk management, consumer protection and regular inspections, and has implemented certain guidelines on promotions designed to incentivize employees to take on internal controls-related duties. Woori Bank has also strengthened its internal control processes for monitoring its overseas wire transfers, including by establishing a new international trade monitoring team in July 2022. For further details on the changes to our internal controls system, see “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Operational Risk Management.”

Value-Up Program. In July 2024, we announced our corporate value enhancement plan, or Value-Up Program, which provides a roadmap for how we intend to enhance our corporate value for investors in the mid- to long-term. The key initiatives and goals that we describe in the Value-Up Program are as follows:

•	increasing and sustaining our return on equity by enhancing our profitability and efficiently managing our leverage ratio;

•	quickly achieving certain capital ratio goals;

•	increasing shareholder returns through increased dividend payments and share buybacks;

•	expanding into non-banking businesses through mergers and acquisitions;

•	strengthening our ESG management; and

•	improving our governance structure.

Through the Value-Up Program, which describes our goals and targets in more detail, we intend to strengthen the market’s confidence in us.

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

The following table sets forth the balances and percentages of our total lending and total deposits represented by our large corporate and small- and medium-sized enterprise customer loans and deposits, respectively, and the number of such customers as of the dates indicated:

	As of December 31,
	2023			2024
	Amount		% of Total	Amount		% of Total
	(in billions of Won, except percentages)
Loans(1):
Small- and medium-sized enterprise(2)	￦	130,553	36.2%	￦	135,154	34.8%
Large corporate(3)		37,574	10.4		48,656	12.5
Others(4)		32,902	9.1		36,099	9.3

Total	￦	201,029	55.7%	￦	219,909	56.6%

Deposits:
Small- and medium-sized enterprise	￦	70,165	19.6%	￦	72,616	19.8%
Large corporate		118,001	33.0		117,753	32.0

Total	￦	188,166	52.6%	￦	190,369	51.8%

Number of borrowers:
Small- and medium-sized enterprise		409,956			391,624
Large corporate		1,932			2,286

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

Small- and Medium-Sized Enterprise Banking

We use the term “small- and medium-sized enterprises” as defined in the Framework Act on Small and Medium Enterprises of Korea and related regulations. Under the Framework Act on Small and Medium Enterprises of Korea and related regulations, in order to qualify as a small- and medium-sized enterprise, (i) the enterprise’s total assets at the end of the immediately preceding fiscal year must be less than ￦500 billion, (ii) the enterprise must meet the average or annual sales revenue standards prescribed by the Enforcement Decree of the Framework Act on Small and Medium Enterprises that are applicable to the enterprise’s primary business, and (iii) the enterprise must meet the standards of substantial management independence from ownership as prescribed by the Framework Act on Small and Medium Enterprises. However, pursuant to amendments to the Framework Act on Small and Medium Enterprises and its Enforcements Decree, which became effective in June 2020, an enterprise that qualifies as a small- and medium-sized enterprise pursuant to the above definition shall no longer be considered a small- and medium-sized enterprise if it is incorporated into, or is deemed to be incorporated into, a business group subject to certain disclosure requirements under the Monopoly Regulation and Fair Trade Act. Furthermore, certified social enterprises (as defined in the Social Enterprise Promotion Act of Korea), cooperatives, federations of cooperatives, social cooperatives and federations of social cooperatives, federations of heterogeneous cooperatives that consist of small- and medium-sized enterprises under the Framework Act on Small and Medium Enterprises (as defined in the Framework Act on Cooperatives), cooperatives, federations and national federations (as defined in the Consumer Cooperatives Act), as well as cooperatives, business cooperatives and federations of cooperatives (as defined in the Small and Medium Enterprise Cooperatives Act) that satisfy the requirements prescribed by the Framework Act on Small and Medium Enterprises, may also qualify as small- and medium-sized enterprises. The small- and medium-sized enterprise segment of the corporate banking market has grown significantly in recent years, including as a result of government measures to encourage lending to these enterprises. As of December 31, 2024, 20.0% of our small- and medium-sized enterprise loans were extended to borrowers in the manufacturing industry, 16.2% were extended to borrowers in the retail and wholesale industries, and 7.9% were extended to borrowers in the hotel, leisure and transportation industries.

We service our small- and medium-sized enterprise customers primarily through Woori Bank’s network of branches and small- and medium-sized enterprise relationship managers. As of December 31, 2024, Woori Bank had stationed one or more relationship managers at 561 branches, of which 230 were located in Seoul. The relationship managers specialize in servicing the banking needs of small- and medium-sized enterprise customers and concentrate their marketing efforts on developing new customers in this segment. As of December 31, 2024, Woori Bank had a total of 779 small- and medium-sized enterprise relationship managers stationed at its branches (as well as 518 non-stationed employees who serve as relationship managers as needed).

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

Lending Activities. We provide both working capital loans and facilities loans to our small- and medium-sized enterprise customers. As of December 31, 2024, working capital loans and facilities loans accounted for 41.8% and 55.1%, respectively, of our total small- and medium-sized enterprise loans. As of December 31, 2024, we had 391,624 small- and medium-sized enterprise borrowers.

As of December 31, 2024, secured loans and loans guaranteed by a third party accounted for 79.4% and 4.0%, respectively, of our small- and medium-sized enterprise loans. As of December 31, 2024, approximately 65.4% of the secured loans were secured by real estate or movable property and 0.4% were secured by deposits. Working capital loans generally have a maturity of one year, but may be extended on an annual basis for an aggregate term of three to five years. Facilities loans have a maximum maturity of 20 years.

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

Pricing. We establish the pricing for our small- and medium-sized enterprise loan products based principally on transaction risk, our cost of funding and market considerations. Our lending rates are generally determined using our Credit Wizard system. We use our Credit Wizard system to manage our lending activities, and input data gathered from loan application forms, credit scores of borrowers and the appraisal value of collateral provided by external valuation experts into the Credit Wizard system and update such information periodically to reflect changes in such information. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Credit Risk Management—Credit Evaluation and Approval.” We measure transaction risk using factors such as the credit rating assigned to a particular borrower and the value and type of collateral. Our system also takes into account cost factors such as the current market interest rate, opportunity cost and cost of capital, as well as a spread calculated to achieve a target rate of return. Depending on the price and other terms set by competing banks for similar borrowers, we may reduce the interest rate we charge to compete more effectively with other banks. Loan officers have limited discretion in deciding what interest rates to offer, and significant variations require review at higher levels. As of December 31, 2024, approximately 57.2% of our small- and medium-sized enterprise loans had interest rates that varied with reference to current market interest rates.

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

In terms of our outstanding loan balance, as of December 31, 2024, 36.0% of our large corporate loans were extended to borrowers in the manufacturing industry, 34.9% were extended to borrowers in the finance and insurance industries and 6.2% were extended to borrowers in the retail and wholesale industries.

We service our large corporate customers primarily through Woori Bank’s network of dedicated corporate banking centers and general managers. Woori Bank operates seven dedicated corporate banking centers, all of which are located in the Seoul metropolitan area. Each center is staffed with one or more general managers, and certain centers are headed by a senior general manager. Depending on the center, each such manager is responsible for large corporate customers that either are affiliates of a particular chaebol or operate in a particular industry or region. As of December 31, 2024, Woori Bank had a total of 66 general managers who focus on marketing to and managing the accounts of large corporate customers.

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

Lending Activities. We provide both working capital loans and facilities loans to our large corporate customers. As of December 31, 2024, working capital loans (including domestic usance, bills bought and securities sold under repurchase agreements) and facilities loans accounted for 73.3% and 19.3%, respectively, of our total large corporate loans.

Loans to large corporate customers may be secured by real estate or deposits or be unsecured. As of December 31, 2024, secured loans and loans guaranteed by a third party accounted for 20.3% and 4.0%, respectively, of our large corporate loans. Since a relatively low percentage of our large corporate loan portfolio is secured by collateral, we may be required to establish larger allowances for credit losses with respect to any such loans that become non-performing or impaired. See “—Assets and Liabilities—Asset Quality of Loans—Loan Loss Provisioning Policy.” As of December 31, 2024, approximately 55.8% of the secured loans were secured by real estate and approximately 1.7% were secured by deposits. Working capital loans generally have a maturity of one year but may be extended on an annual basis for an aggregate term of three to five years. Facilities loans have a maximum maturity of 20 years.

We evaluate creditworthiness and collateral for our loans to large corporate customers in essentially the same way as we do for loans to small- and medium-sized enterprise customers. See “—Small- and Medium-Sized Enterprise Banking—Lending Activities.”

Pricing. We determine the pricing of our loans to large corporate customers in the same way that we determine the pricing of our loans to small- and medium-sized enterprise customers. See “—Small- and Medium-Sized Enterprise Banking—Pricing.” As of December 31, 2024, approximately 74.3% of these loans had interest rates that varied with reference to current market interest rates.

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

Lending Activities

We offer a variety of consumer loan products to households and individuals. We differentiate our product offerings based on a number of factors, including the customer’s age group, the purpose for which the loan is used, collateral requirements and maturity. The following table sets forth the balances and percentage of our total lending represented by our consumer loans as of the dates indicated:

	As of December 31,
	2023			2024
	Amount(1)		% of Total Loans(2)	Amount(1)		% of Total Loans(2)
	(in billions of Won, except percentage)
General purpose household loans	￦	43,724	12.1%	￦	44,670	11.6%
Mortgage loans		71,821	19.9		84,873	21.8
Home equity loans		31,592	8.8		26,556	6.8

Total	￦	147,137	40.8%	￦	156,099	40.2%

(1)	Not including outstanding credit card balances, and prior to deducting allowance for credit losses and present value discount or reflecting loan origination costs and fees.
(2)	Total loans do not include other financial assets and are before the deduction of allowance for credit losses and present value discount and the reflection of loan origination costs and fees.

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

For secured loans, including mortgage and home equity loans, we generally lend up to 70% of the collateral value (except in certain regulated areas designated by the Korean government where we generally limit our lending to 50% of the appraised value of collateral, and for certain first-time homebuyers, we may lend up to 80% of the appraised value of collateral) minus the value of any lien or other security interest that is prior to our security interest. In calculating the collateral value for real estate for such secured consumer loans (which principally consists of residential properties), we generally use the fair value of the collateral as appraised by KB Land, the Korea Real Estate Board or other external appraisal experts, which is collated in our Credit Wizard system. We generally revalue collateral on a periodic basis. As of December 31, 2024, the revaluation frequency was every year for real estate (with apartments being revalued every month, subject to the availability of certain specified market value information), every year for equipment, every month for deposits and every week for stocks listed on a major Korean stock exchange.

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

General Purpose Household Loans

Our general purpose household loans may be secured by real estate (other than homes), deposits or securities. As of December 31, 2024, approximately ￦25,894 billion, or 58.0%, of our general purpose household loans were unsecured, although some of these loans were guaranteed by a third party. Overdraft loans are primarily unsecured and typically have a maturity between one and three years.

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

Our interest rates also incorporate a margin based on, among other things, the type of collateral (if any), priority with respect to any security, our target loan-to-value ratio and loan duration. We also can adjust the applicable rate based on current or expected profit contribution of the customer. Our lending rates are generally determined by our Credit Wizard system. The applicable interest rate is determined at the time of the drawdown of the loan. We also charge a termination fee in the event a borrower repays the loan prior to maturity. As of December 31, 2024, approximately 67.1% of our general purpose household loans had floating interest rates.

Mortgage and Home Equity Lending

We provide customers with a number of mortgage and home equity loan products that have flexible features, including terms, repayment schedules, amounts and eligibility for loans. The maximum term of our mortgage and home equity loans is typically 30 years. Most of our mortgage and home equity loans provided prior to January 2016 have an interest-only payment period of 10 years or less. However, the Korea Federation of Banks’ implementation of its Guidelines on Banks’ Mortgage Loan Screening changed the default interest-only payment period to one year or less, which applies to loans that were originated subsequent to the effective date of the Guidelines in January 2016. With respect to mortgage and home equity loans, we determine the eligibility of borrowers based on the borrower’s personal information, transaction history and credit history using our Credit Wizard system. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Credit Risk Management—Credit Evaluation and Approval.” The eligibility of a borrower that is participating in a housing lottery will depend on proof that it has paid a deposit or can obtain a guarantee from a Korean government-related housing fund.

As of December 31, 2024, approximately 62.2% of our mortgage and home equity loans were secured by residential or other property, 30.2% of our mortgage and home equity loans were guaranteed by Korean government-related housing funds and 4.0% of our mortgage and home equity loans, contrary to general practices in the United States, were unsecured (although the use of proceeds from mortgage and home equity loans is restricted for the purpose of financing home purchases and some of these loans were guaranteed by a third party). One reason that a portion of our mortgage and home equity loans are unsecured is that we, along with other Korean banks, provide advance loans to borrowers for the down payment of new housing (particularly apartments) that is in the process of being built. Once construction is completed, which may take several years, these mortgage and home equity loans become secured by the new housing purchased by these borrowers. As of December 31, 2024, we had issued unsecured construction loans relating to housing where construction was not completed in the amount of ￦4,484 billion. For the year ended December 31, 2024, the average initial loan-to-value ratio of our mortgage loans and home equity loans was approximately 63.6% and 48.4%, respectively, compared to 65.2% and 51.2% for the year ended December 31, 2023. The average loan-to-value ratio of our mortgage loans and home equity loans as of December 31, 2024 was approximately 54.2% and 42.6%, respectively, compared to 50.4% and 39.7% as of December 31, 2023.

Pricing. The interest rates for our mortgage and home equity loans are determined on essentially the same basis as our general purpose household loans, except that for mortgage and home equity loans we place significantly greater weight on the value of any collateral that is being provided to secure the loan. The base rate we use in determining the interest rate for our mortgage and home equity loans is identical to the base rate we use to determine pricing for our general purpose household loans. As of December 31, 2024, approximately 61.1% of our outstanding mortgage and home equity loans had floating interest rates.

Private Banking Operations

Our private banking operations within Woori Bank aim to service our high net worth and mass affluent retail customers. As of December 31, 2024, we had 308,572 customers who qualified for private banking services, representing 1.2% of our total retail customer base. Of the total deposits of our retail unit of ￦136.9 trillion as of December 31, 2024, high net worth and mass affluent customers accounted for 41.6%.

Through our private bankers, we provide financial and real estate advisory services to our high net worth and mass affluent customers. We also market differentiated investment and banking products and services to these segments, including beneficiary certificates, overseas mutual fund products, specialized bank accounts and credit cards. In addition, we have developed a customer loyalty program for our private banking customers that provides preferential rate and fee benefits and awards. We have also segmented our private banking operations by introducing exclusive private client services for high net worth customers who individually maintain a balance of at least ￦100 million in financial assets, including deposits, funds and investment securities, among others. We believe that our private banking operations will allow us to increase our revenues from our existing high net worth and mass affluent customers, as well as attract new customers in these segments.

Woori Bank has 546 branches that offer private banking services. These branches are staffed by 603 private bankers, and almost all of the branches are located in metropolitan areas, including Seoul.

Woori Bank also operates an advisory center in Seoul for its private banking clients, which employs 20 specialists advising on matters of law, tax, real estate, risk assessment and investments.

Deposit-Taking Activities

We are one of the largest deposit holders among Korean banks, in large part due to our nationwide branch network. The balance of our deposits from retail customers was ￦142,197 billion as of December 31, 2023 and ￦148,806 billion as of December 31, 2024, which constituted 39.7% and 40.5%, respectively, of the balance of our total deposits.

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

The following table sets forth the percentage of our total retail and corporate deposits represented by each deposit product category as of December 31, 2024:

Demand Deposits	Time Deposits	Savings Deposits	Certificates of Deposit	Other Deposits
8.81%	55.21%	31.31%	3.18%	1.49%

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

The Depositor Protection Act provides for a deposit insurance system where the KDIC guarantees to depositors the repayment of their eligible bank deposits. The KDIC insures a maximum of ￦50 million per individual for deposits and interest in a single financial institution, regardless of when the deposits were made or the size of the deposits, although such limit was increased to ￦100 million through an amendment to the Depositor Protection Act of Korea in January 2025, and is expected to become effective by January 2026. See “—Supervision and Regulation—Principal Regulations Applicable to Banks—Deposit Insurance System.” We pay a quarterly premium of 0.02% of our average deposits and a quarterly special contribution of 0.025% of our average deposits, in each case for the relevant quarter. For the year ended December 31, 2024, we paid an aggregate of ￦510 billion of such premiums and contributions.

Branch Network and Other Distribution Channels

Woori Bank had a total of 684 banking branches in Korea as of December 31, 2024, which was one of the most extensive networks of branches among Korean commercial banks. In recent years, demand in Korea for mutual funds and other asset management products as well as bancassurance products has been rising. These products require an extensive sales force and customer interaction to sell, further emphasizing the need for a large branch network. As a result, an extensive branch network is important to attracting and maintaining retail customers, as they generally conduct a significant portion of their financial transactions through bank branches. We believe that our extensive branch network in Korea helps us to maintain our retail customer base, which in turn provides us with a stable and relatively low cost funding source.

The following table presents the geographical distribution of Woori Bank’s banking branch network in Korea as of December 31, 2024:

	Total
	Number	% of Total
Area
Seoul	282	41.2%
Six largest cities (other than Seoul)	130	19.0%
Other	272	39.8%

Total	684	100.0%

In order to maximize access to our products and services, we have established an extensive network of ATMs and cash dispensers, which are located in branches as well as unmanned outlets. Woori Bank had 3,451 ATMs and cash dispensers as of December 31, 2024.

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

	For the year ended December 31,
	2022		2023		2024
ATMs(1):
Number of transactions (millions)		162		146		131
Fee income (billions of Won)	￦	20	￦	17	￦	15
Telephone banking:
Number of users		6,279,122		6,257,592		6,239,173
Number of transactions (millions)		87		68		58
Fee income (billions of Won)	￦	0.6	￦	0.3	￦	0.2
Internet banking:
Number of users		19,961,881		20,724,293		21,606,902
Number of transactions (millions)		18,097		22,276		24,543
Fee income (billions of Won)	￦	213	￦	277	￦	281

(1)	Includes cash dispensers.

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

In addition, we provide mobile banking services to our customers, which is available to all our Internet-registered users. These services allow our customers to complete selected banking transactions through major Korean telecommunications networks using their smart phones or other mobile devices. We provide general mobile banking services through our Woori WON Banking mobile application, which was upgraded in November 2024 to also provide additional financial services, including credit card, savings bank and capital services. In addition, following our establishment of Woori Investment Securities Co., Ltd. in August 2024, we launched a mobile trading system application for our securities brokerage services in March 2025, and plan to integrate it into our Woori WON Banking mobile application by the end of 2025. We are also expanding our mobile banking services to Southeast Asia.

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

As of December 31, 2024, Woori Card’s market share based on transaction volume was approximately 8.2%, which ranked Woori Card as the sixth largest credit card issuer in Korea, according to the Financial Statistics Information System, which is maintained by the Financial Supervisory Service.

Our credit card operations benefit from Woori Card’s ownership of a 7.65% equity stake in BC Card. BC Card is co-owned by KT Corporation, which is one of Korea’s largest telecommunications companies, and other Korean financial institutions, and operates the second largest merchant payment network in Korea as measured by transaction volume. This ownership stake allows us to outsource production and delivery of new credit cards, the preparation of monthly statements, management of merchants and other ancillary services to BC Card for our credit card operations. In addition, in October 2019, Woori Bank acquired a 20% equity interest in Lotte Card Co., Ltd., which was the fifth largest credit card issuer in Korea at the time of acquisition, according to the Financial Statistics Information System maintained by the Financial Supervisory Service.

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

The following tables set forth certain data relating to the credit card operations of Woori Card (including BC Cards and Visa Cards issued through the BC Card consortium) as of the dates or for the periods indicated:

	As of or for the year ended December 31,
	2022		2023		2024
	(in billions of Won, unless indicated otherwise)
Number of credit card holders (at year end) (thousands of holders)
General accounts		12,126		12,034		12,280
Corporate accounts		582		628		639

Total		12,708		12,662		12,919

Active ratio(1)		62.94%		63.90%		57.98%
Credit card interest and fees
Installment and cash advance interest	￦	282	￦	316	￦	353
Annual membership fees		95		104		109
Merchant fees		1,009		1,160		1,142
Other fees		914		1,045		1,093

Total	￦	2,299	￦	2,625	￦	2,697

Charge volumes
General purchase	￦	72,019	￦	78,801	￦	79,977
Installment purchase		10,111		12,012		10,890
Cash advance		5,791		5,444		5,367
Card loan		3,010		3,417		3,643

Total	￦	90,931	￦	99,674	￦	99,876

Outstanding balances (at year end)
General purchase	￦	4,146	￦	5,089	￦	4,786
Installment purchase		2,955		3,474		3,112
Cash advance		636		671		665
Card loan		2,662		3,368		4,003

Total	￦	10,398	￦	12,603	￦	12,566

Average outstanding balances
General purchase	￦	3,953	￦	4,509	￦	4,905
Installment purchase		2,780		3,169		3,096
Cash advance		693		654		655
Card loan		2,976		3,067		3,679

Total	￦	10,403	￦	11,399	￦	12,335

Delinquency ratios(2)
Less than 1 month		1.29		1.17		1.31
From 1 month to 3 months		0.78		0.67		0.79
From 3 months to 6 months		0.59		0.56		0.63
Over 6 months		0.01		0.00		0.00

Total		2.67%		2.40%		2.73%

Non-performing loan ratio(3)		0.84%		0.90%		0.98%
Gross charge-offs	￦	220	￦	306	￦	290
Recoveries		53		34		24

Net charge-offs	￦	167	￦	272	￦	266

Gross charge-off ratio(4)		2.12%		2.68%		2.35%
Net charge-off ratio(5)		1.60%		2.39%		2.16%

(1)	Represents the ratio of accounts used at least once within the past month to total accounts as of the end of the relevant year.
(2)

Our delinquency ratios may not fully reflect all delinquent amounts relating to our outstanding balances since a certain portion of delinquent credit card balances (defined as balances one day or more past due) were restructured into loans and were not treated as being delinquent at the time of conversion or for a period of time thereafter. Including all restructured loans, outstanding balances overdue by more than one month accounted for 3.5% of our credit card balances as of December 31, 2024.
(3)

Represents the ratio of balances that are more than three months overdue to total outstanding balances as of the end of the relevant year. These ratios do not include the following amounts of previously delinquent credit card balances restructured into loans that were classified as normal or precautionary as of December 31, 2022, 2023 and 2024:

	As of December 31,
	2022		2023		2024
	(in billions of Won)
Restructured loans	￦	124	￦	211	￦	257

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

In recent years, credit card issuers in Korea have agreed with selected cardholders to restructure their delinquent credit card account balances as loans that have more gradual repayment terms, in order to retain fundamentally sound customers who are experiencing temporary financial difficulties and to increase the likelihood of eventual recovery on those balances. In line with industry practice, we have restructured a portion of our delinquent credit card account balances as loans. The general qualifications to restructure delinquent credit card balances as loans are that the delinquent amount be in excess of ￦1 million. The terms of the restructured loans usually require the payment of approximately 10% to 20% of the outstanding balance as a down payment and that they be guaranteed by a third party and carry higher interest rates than prevailing market rates. These loans are usually required to be repaid by the borrower in installments over terms ranging from three months to 60 months. As of December 31, 2024, the total amount of our restructured loans was ￦282 billion. Because restructured loans are not initially recorded as being delinquent, our delinquency ratios do not fully reflect all delinquent amounts relating to our outstanding credit card balances.

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

No interest is charged on lump-sum purchases that are paid in full by the monthly payment date. For installment purchases, we charge a fixed rate of interest on the outstanding balance of the transaction amount, based on the installment period selected at the time of purchase. For a new cardholder, we currently apply an interest rate between approximately 8.6% and 19.9% per annum as determined by the cardholder’s application system score. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Credit Risk Management—Credit Evaluation and Approval—Credit Card Approval Process” and “—Credit Review and Monitoring—Credit Card Review and Monitoring.”

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

Although we had traditionally outsourced the management of merchants to BC Card, we began managing certain of our merchants in-house since 2023, and have continued to rapidly increase the proportion of such merchants as part of our efforts to reduce processing costs and improve profitability. We charge merchant fees to merchants for processing transactions. Merchant fees vary depending on the type of merchant and the total transaction amounts generated by the merchant. As of December 31, 2024, we charged merchants an average of 1.26% of their respective total transaction amounts. In addition to merchant fees, we receive nominal interchange fees for international card transactions.

Capital Markets Activities

We engage in capital markets activities for our own account and for our customers. Our capital markets activities include securities investment and trading, derivatives trading, asset securitization services and investment banking.

Securities Investment and Trading

We invest in and trade securities for our own account, in order to maintain adequate sources of liquidity and to generate interest and dividend income and capital gains. As of December 31, 2024, our investment portfolio, which consists of financial assets at fair value through other comprehensive income and securities at amortized cost, and our trading portfolio, which consists of financial assets at fair value through profit or loss (excluding deposits, derivative assets and loans), had a combined total book value of ￦77,881 billion and represented 14.8% of our total assets.

Our trading and investment portfolios consist primarily of Korean treasury securities and debt securities issued by Korean government agencies, local governments or government-invested enterprises, and debt securities issued by financial institutions. As of December 31, 2024, we held debt securities with a total book value of ￦76,349 billion, of which:

•	debt securities at amortized cost accounted for ￦19,203 billion, or 25.2%;

•	debt securities at fair value through other comprehensive income accounted for ￦42,923 billion, or 56.2%; and

•	debt securities at fair value through profit or loss accounted for ￦14,223 billion, or 18.6%.

Of these amounts, as of December 31, 2024, debt securities issued by the Korean government amounted to ￦7,642 billion, or 39.8% of our debt securities at amortized cost, ￦7,787 billion, or 18.1% of our debt securities at fair value through other comprehensive income, and ￦5,054 billion, or 35.5% of our debt securities at fair value through profit or loss.

From time to time, we also purchase and sell equity securities for our securities portfolios. Our equity securities consist primarily of equities listed on the KRX KOSPI Market or the KRX KOSDAQ Market. As of December 31, 2024:

•	equity securities at fair value through other comprehensive income had a book value of ￦875 billion, or 2.0% of our securities at fair value through other comprehensive income portfolio; and

•	equity securities at fair value through profit or loss accounted for ￦658 billion, or 4.4% of our securities at fair value through profit or loss portfolio.

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

Derivatives Trading

We offer derivatives products and engage in derivatives trading, mostly for our corporate customers. Our nominal trading volume for derivatives issued for trading and hedging purposes was ￦389,339 billion in 2022, ￦354,973 billion in 2023 and ￦341,468 billion in 2024. Our aggregate net trading gain (loss) from derivatives issued for trading and hedging purposes for the years ended December 31, 2022, 2023 and 2024 was ￦545 billion, ￦(188) billion and ￦1,238 billion, respectively.

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

The following shows the estimated fair value of derivatives we held or had issued for trading purposes as of the dates indicated:

	As of December 31,
	2023				2024
	Estimated Fair Value of Assets		Estimated Fair Value of Liabilities		Estimated Fair Value of Assets		Estimated Fair Value of Liabilities
	(in billions of Won)
Currency derivatives	￦	4,607	￦	4,530	￦	9,732	￦	8,605
Interest rate derivatives		457		399		361		485
Equity derivatives		734		1,014		1		1

Total	￦	5,798	￦	5,943	￦	10,094	￦	9,091

For a discussion of our risk management policies with respect to our derivatives trading activities, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Market Risk Management—Market Risk Management for Trading Activities.”

Asset Securitization Services

We are active in the Korean asset-backed securities market. Through Woori Bank, we participate in asset securitization transactions in Korea by acting as arranger, trustee or liquidity provider. In 2024, we were involved in asset securitization transactions with an initial aggregate issue amount of ￦958 billion and generated total fee income of approximately ￦2.4 billion in connection with such transactions. The securities issued in asset securitization transactions are sold mainly to institutional investors buying through Korean securities firms.

Investment Banking

Through Woori Bank and Woori Investment Securities (formerly, Woori Investment Bank), we engage in investment banking activities in Korea. In addition, we provide project finance and financial advisory services, in the area of social overhead capital projects such as highway, port, power and water and sewage projects, as well as structured finance, leveraged buy-out financing, equity and venture financing and mergers and acquisitions financing services. In 2024, the net non-interest income from Woori Bank’s investment banking activities (including its Hong Kong subsidiary’s investment banking activities) was approximately ￦673.8 billion, while the net non-interest income from Woori Investment Securities’ investment banking activities was approximately ￦35.4 billion. In March 2025, Woori Investment Securities obtained final approval from the regulatory authorities to conduct additional investment banking activities, including securities underwriting for debt and equity capital markets.

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

The table below sets forth certain information regarding our foreign currency assets and borrowings:

	As of December 31,
	2023		2024
	(in millions of US$)
Total foreign currency assets	US$	53,685	US$	49,831
Foreign currency borrowings
Call money		864		771
Long-term borrowings		4,517		4,752
Short-term borrowings		11,761		10,367

Total foreign currency borrowings	US$	17,142	US$	15,890

The table below sets forth the overseas subsidiaries and direct branches of Woori Bank in operation as of December 31, 2024:

Business Unit(1)	Location
Subsidiaries:
Woori America Bank	United States
Woori Bank China Limited	China
PT Bank Woori Saudara Indonesia 1906 Tbk	Indonesia
AO Woori Bank	Russia
Banco Woori Bank do Brasil S.A.	Brazil
Woori Global Markets Asia Limited	China (Hong Kong)
Woori Bank Vietnam Limited	Vietnam
Wealth Development Bank	Philippines
Woori Finance Myanmar Co., Ltd.	Myanmar
Woori Bank (Cambodia) PLC.	Cambodia
Woori Bank Europe Gmbh	Germany
Branches, Agencies and Representative Offices:
London Branch	United Kingdom
Tokyo Branch	Japan
Singapore Branch	Singapore
Hong Kong Branch	China (Hong Kong)
Bahrain Branch	Bahrain
Dhaka Branch	Bangladesh
Gaeseong Branch(2)	Korea
New York Agency	United States
Los Angeles Branch	United States
Chennai Branch	India
Sydney Branch	Australia
Dubai Branch	United Arab Emirates
Gurgaon Branch	India
Mumbai Branch	India
Pune Branch	India
Ahmedabad Branch	India
Kuala Lumpur Representative Office	Malaysia
Yangon Representative Office	Myanmar
Iran Representative Office(3)	Iran
Poland Representative Office	Poland

(1)	Does not include subsidiaries and branches in liquidation or dissolution.
(2)	Due to the shutdown of the Gaeseong Industrial Complex in February 2016, the Gaeseong Branch is currently located at our corporate headquarters in Seoul.
(3)	No longer operational (i.e., no employees or office space) since December 2018 following the re-imposition of sanctions.

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

Woori America Bank currently operates 25 branches in states including New York, New Jersey, Maryland, Virginia, Pennsylvania, California, Georgia, Texas, Illinois and Washington and provides retail and corporate banking services targeted towards the Korean-American community. As of December 31, 2024, Woori America Bank had total assets of US$3,812 million and shareholders’ equity of US$494 million.

In November 2007, Woori Bank established a local subsidiary in China, Woori Bank China Limited, which currently has branches in Beijing, Shanghai, Shenzhen, Suzhou, Tianjin, Dalian, Chengdu, Weihai, Chongqing and Shenyang. Woori Bank also established a local subsidiary in Russia, AO Woori Bank, in January 2008 to provide general banking services and it currently has branches in Moscow and St. Petersburg and a representative office in Vladivostok. As of December 31, 2024, AO Woori Bank had total assets of US$345 million and shareholders’ equity of US$65 million.

In January 2014, Woori Bank completed the purchase of an additional 27% equity interest (in addition to the 6% equity interest it previously acquired through its subsidiary PT. Bank Woori Indonesia) in PT. Bank Himpunan Saudara 1906 Tbk, an Indonesian commercial bank with a network of over 100 branches and offices throughout Indonesia. In December 2014, PT. Bank Woori Indonesia merged with and into PT. Bank Himpunan Saudara 1906 Tbk. The merged entity, in which Woori Bank currently holds an 90.8% equity interest, was renamed PT Bank Woori Saudara Indonesia 1906 Tbk and became Woori Bank’s consolidated subsidiary. As of December 31, 2024, PT Bank Woori Saudara Indonesia 1906 Tbk had total assets of US$3,690 million and shareholders’ equity of US$854 million.

In October 2016, Woori Bank acquired a 51% equity interest in Wealth Development Bank, a thrift bank in the Philippines. As of December 31, 2024, Wealth Development Bank had a network of 25 branches, total assets of US$185 million and shareholders’ equity of US$33 million.

In November 2016, Woori Bank obtained a banking license to establish a local subsidiary in Vietnam, Woori Bank Vietnam, which commenced operations in January 2017 and currently operates 28 branches throughout the country.

Woori Bank is also expanding its network of branches in South and Southeast Asia through our other local subsidiaries, including PT Bank Woori Saudara Indonesia 1906, Tbk, Woori Finance Myanmar and Wealth Development Bank. In June 2018, Woori Bank acquired VisionFund (Cambodia) Ltd., a microfinance deposit-taking institution in Cambodia, and renamed it WB Finance Co., Ltd. In February 2020, WB Finance Co., Ltd. merged with Woori Finance (Cambodia) Plc., a Cambodian microfinance institution, and in November 2021, it obtained a commercial banking license from the Cambodian financial authorities and began its nationwide operations as Woori Bank (Cambodia) PLC. As of December 31, 2024, Woori Bank (Cambodia) PLC. had total assets of US$1,505 million and shareholders’ equity of US$427 million.

In November 2018, Woori Bank established a German subsidiary, Woori Bank Europe Gmbh, which is headquartered in Frankfurt and conducts our European operations. As of December 31, 2024, Woori Bank Europe Gmbh had total assets of US$585 million and shareholders’ equity of US$79 million.

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

We receive fees for our trust management services that are generally based upon a percentage, ranging between 0.05% and 2.0%, of the net asset value of the assets under management. We also receive penalty payments when customers terminate their trust deposit prior to the original contract maturity. Fees that we received for trust management services (including those fees related to property trust management services, described below, but excluding those fees relating to guaranteed trusts, which are eliminated in consolidation) amounted to ￦132 billion in 2022, ￦141 billion in 2023 and ￦157 billion in 2024.

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

	As of December 31,
	2023		2024
	(in billions of Won)
Principal and interest guaranteed trusts	￦	—	￦	—
Principal guaranteed trusts		1,108		1,028
Performance trusts		49,248		55,757

Total	￦	50,356	￦	56,785

The trust assets we manage consist principally of investment securities, loans made from the trusts and amounts due from banks. The investment securities consist of government-related debt securities, corporate debt securities, including bonds and commercial paper, equity securities and other securities. As of December 31,

2024, our money trusts had invested in securities with an aggregate book value of ￦13,287 billion, which accounted for approximately 22.6% of our money trust assets. Debt securities accounted for ￦5,786 billion of this amount.

Our money trusts also invest, to a lesser extent, in equity securities, including beneficiary certificates issued by investment trust management companies. As of December 31, 2024, equity securities held by our money trusts amounted to ￦7,501 billion, which accounted for approximately 12.8% of our money trust assets. Of this amount, ￦15 billion was from money trusts over which we had investment discretion and the remainder was from specified money trusts.

Loans made by our money trusts are similar in type to the loans made by our banking operations. As of December 31, 2024, our money trusts had made loans in the aggregate principal amount of ￦12,904 billion (excluding loans to our banking operations of ￦5,320 billion), which accounted for approximately 22.0% of our money trust assets.

The amounts due from banks consist of local currency and foreign currencies. As of December 31, 2024, such amounts due from banks totaled ￦25,780 billion, which accounted for approximately 43.9% of our money trust assets.

If the income from a money trust for which we provide a guarantee is less than the amount of the payments we have guaranteed, we will need to pay the amount of the shortfall with funds from special reserves maintained in our trust accounts, followed by basic fees from that money trust and funds from our banking operations. We net any payments we make as a result of these shortfalls against any gains we receive from other money trusts. No material payments of any such shortfall amounts were made in 2024.

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

In 2024, our property trust fees generally ranged from 0.001% to 5.00% of total assets under management, depending on the type of trust account product. As of December 31, 2024, the balance of our property trusts totaled ￦98,559 billion.

Property trusts are not consolidated within our financial statements.

Investment Trust Management

Through Woori Asset Management Corp. (which merged with Woori Global Asset Management Co. in January 2024), Woori Private Equity Asset Management Co. Ltd. and Woori Venture Partners, we offer investment trust products to our customers and manage the assets invested by them in investment trusts. The investment trust products we offer generally take the form of beneficiary certificates evidencing an ownership interest in a particular investment trust. We currently offer various different types of investment trust products, including:

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

The following table shows the balances of our investment trusts by type as of December 31, 2024. Under IFRS, we do not consolidate investment trusts due to the fact that the assets invested are not our assets but customer assets:

As of December 31,
2024(1)
(in billions of Won)
Securities funds	￦ 25,890
Real estate funds	2,337
Special asset funds	869
Mixed asset funds	2,616
Money market funds	14,932

Total	￦ 46,644

(1)	Includes assets under management by Woori Private Equity Asset Management Co., Ltd. See “—Other Businesses—Private Equity.”

We receive fees for our investment trust management services consisting of management fees in connection with establishing, operating and managing the investment trust, asset management fees and related advisory fees. These fees are calculated by multiplying the daily net asset value of the trust by a percentage provided in the trust documentation. Fees accrue on a daily basis and are paid out as expenses periodically. Fees from our investment trust management services amounted to ￦20 billion in 2024.

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

Trustee and Custodian Services Relating to Securities Investment Trusts

Through Woori Bank, as of December 31, 2024, we acted as a trustee for 4,832 securities investment trusts, mutual funds and other investment funds. We receive a fee for acting as a trustee and generally perform the following functions:

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

For the year ended December 31, 2024, our fee income from such services was ￦28.9 billion.

Other Businesses

Management of National Housing and Urban Fund

Through Woori Bank, we were selected for the first time in April 2008 to be the lead manager of the National Housing and Urban Fund and have maintained such position ever since, even after the introduction of a competitive bidding process to select the lead manager. The National Housing and Urban Fund provides financial support to low-income households in Korea by providing mortgage financing and construction loans for projects to build small- and medium-sized housing. As of December 31, 2024, outstanding housing loans from the National Housing and Urban Fund amounted to approximately ￦164.0 trillion, of which we originated ￦93.8 trillion. The activities of the National Housing and Urban Fund are funded primarily by the issuance of national housing bonds, which must be purchased by persons and legal entities wishing to make real estate-related registrations and filings, and by subscription savings deposits held at the National Housing and Urban Fund.

In return for managing the operations of the National Housing and Urban Fund, we receive a monthly fee. This fee consists of a fund raising fee and a loan origination fee. The fund raising fee is based on the number of National Housing and Urban Fund subscription savings deposit accounts opened and the level of activity for existing accounts and the number of National Housing and Urban Fund bonds issued or redeemed. The loan origination fee is based on the number of new National Housing and Urban Fund loans and the number of National Housing and Urban Fund mortgage loans to contractors constructing housing units that are assumed by the individual buyers of housing units and the level of activity for existing loans during each month. We received total fees of approximately ￦38 billion for managing the National Housing and Urban Fund in 2024.

Bancassurance

The term “bancassurance” refers to the marketing and sale by commercial banks of insurance products manufactured within a group of affiliated companies or by third-party insurance companies. Through Woori Bank, we market a wide range of bancassurance products. In 2024, we generated fee income of approximately ￦88 billion through the marketing of bancassurance products. We believe that we will be able to continue to develop an important new source of fee-based revenues by expanding our offering of these products. We have entered into bancassurance marketing arrangements with 33 insurance companies, including TongYang Life Insurance, Hanwha Life Insurance, Samsung Life Insurance, Samsung Fire and Marine Insurance, Hyundai Fire and Marine Insurance and American International Assurance, and plan to enter into additional insurance product marketing arrangements with other leading insurance companies whose names and reputation are likely to be familiar to our customer base.

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

As of December 31, 2024, Woori PEAM served as the general partner of ten private equity funds, the aggregate size of which was approximately ￦1.03 trillion.

Woori PEAM also established, and currently manages, 19 alternative investment funds, the aggregate investment amount of which was approximately ￦1.66 trillion as of December 31, 2024. The aggregate amount of assets under management of these funds was approximately ￦954 billion as of December 31, 2024.

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

Venture Capital Investment

Woori Venture Partners Co., Ltd., which was formerly known as Daol Investment prior to its acquisition by us in March 2023, is an alternative investment management firm that specializes in identifying and investing in start-up companies and small- and medium-sized companies, as well as promoting the formation and operation of early stage investment funds and private equity investment funds. As of December 31, 2024, the amount of assets under management by Woori Venture Partners was ￦1,267 billion.

Securities Brokerage

In August 2024, as part of our initiative to expand into the securities brokerage business, we acquired Korea Foss Securities Co., Ltd., a securities brokerage company, by merging it with our then wholly-owned subsidiary Woori Investment Bank Co., Ltd., with Korea Foss Securities Co., Ltd. remaining as the surviving entity, and renamed the merged entity Woori Investment Securities Co., Ltd. As a result of the merger, we currently hold an aggregate 99.4% equity interest in Woori Investment Securities Co., Ltd., which has become our direct consolidated subsidiary. In March 2025, Woori Investment Securities obtained final approval from the regulatory authorities to conduct additional investment banking activities, including securities underwriting for debt and equity capital markets.

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

In addition, companies in the banking and financial industries have increasingly adopted new technologies, including artificial intelligence and data science, to provide innovative services to their customers and differentiate themselves from competitors. For example, the introduction of Internet-only banks in Korea is expected to increase competition in the Korean banking industry. Internet-only banks generally operate without branches and conduct most of their operations through electronic means, which enable them to minimize costs and offer customers higher interest rates on deposits or lower lending rates. In April 2017, Kbank, the first Internet-only bank in Korea, in which Woori Bank owned 12.0% of the equity with voting rights as of December 31, 2024, commenced operations. Kakao Bank and Toss Bank, both mobile-only banks, commenced operations in July 2017 and October 2021, respectively. In March 2025, four consortiums, including those involving major nationwide commercial banks and other financial service providers, applied for an internet-only banking license to become the fourth internet-only bank in Korea. Woori Bank and Woori Card are participating in the Korea Soho Bank consortium, which is led by Korea Credit Data. In recent years, the Financial Services Commission announced various measures designed to encourage competition within the banking industry, including its intention to issue more banking licenses (including those for Internet-only banks) and actively permitting the conversion of existing regional or savings banks into nationwide commercial banks. For example, in May 2024, the Financial Services Commission approved DGB Daegu Bank’s application to convert from a regional bank into a nationwide commercial bank. DGB Daegu Bank subsequently became Korea’s seventh commercial bank and rebranded itself as iM Bank in June 2024.

Furthermore, there have been several general regulatory reforms in the Korean financial industry that increased competition among banks and other financial institutions in Korea. For example, in April 2019, the Financial Services Commission approved a financial regulatory sandbox, a framework set up to allow financial services providers to test new business models in a less regulated environment, as part of its efforts to work closely with the fintech sector and provide support to facilitate its development. In August 2020, the Credit Information Use and Protection Act was amended to establish a framework for MyData services in Korea, which allows financial institutions (including both traditional financial institutions and fintech firms) to collect customers’ personal credit information from credit information providers/users or public institutions upon the customer’s request so that customers may access such collected personal credit information in whole or in part. Overall, we expect that such measures may not only intensify competition among traditional financial institutions in Korea, but also allow new market participants such as fintech firms to potentially gain market share in certain areas in which we operate.

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

Loan Portfolio

As of December 31, 2024, the balance of our total loan portfolio was ￦388,497 billion. As of December 31, 2024, 89.0% of our total loans were Won-denominated loans and 11.0% of our total loans were denominated in other currencies. Of the ￦42,643 billion of foreign currency-denominated loans as of that date, approximately 80.8% represented “foreign” loans provided by Woori Bank to offshore entities and individuals. Woori Bank extends such foreign loans primarily through its overseas branches to affiliates of large Korean manufacturing companies for trade financing and working capital.

Except where we specify otherwise, all loan amounts stated below do not include amounts due from banks and other receivables and are prior to deducting allowance for credit losses and present value discount or reflecting loan origination costs and fees, and all corporate loan amounts stated below include loans made to the Korean government and government-owned agencies and banks.

Loan Types

The following table presents loans by type as of the dates indicated. Total loans reflect our loan portfolio, including past due amounts.

	As of December 31,
	2023		2024
	(in billions of Won)
Domestic:
Corporate(1):
Commercial and industrial	￦	158,105	￦	166,797
Lease financing		2,254		1,930
Trade financing		6,686		6,408
Other commercial		9,869		17,400

Total corporate		176,914		192,535
Consumer:
General purpose household		37,030		37,573
Mortgage		71,821		84,873
Home equity		31,592		26,556

Total consumer		140,443		149,002
Credit cards		12,532		12,489

Total domestic		329,889		354,026
Foreign:
Corporate(2):
Commercial and industrial		20,951		23,424
Lease financing		28		40
Trade financing		919		1,298
Other commercial		2,217		2,612

Total corporate		24,115		27,374
Consumer		6,694		7,097

Total foreign		30,809		34,471

Total loans(3)	￦	360,698	￦	388,497

Less: present value discount		(11)		(9)
Less: loan origination costs and fees		866		939
Less: allowance for credit losses		(2,975)		(3,358)

Total loans, net	￦	358,578	￦	386,069

(1)	Including loans made to banks and the Korean government and government-owned agencies.
(2)	Including loans made to banks.
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

20 Largest Exposures by Borrower

As of December 31, 2024, our exposures to our 20 largest borrowers or issuers totaled ￦74,024 billion and accounted for 12.0% of our total exposures. The following table sets forth our total exposures to those borrowers or issuers as of that date:

	Loans				Equity securities		Debt securities		Guarantees and acceptances		Total exposures		Collateral(2)		Amounts classified as substandard or below(3)
Company (Credit Rating)(1)	Won currency		Foreign currency
	(in billions of Won)
Korean Government(4)	￦	—	￦	—	￦	—	￦	19,530	￦	—	￦	19,530	￦	—	￦	—
Korea Development Bank (AAA)		—		—		—		13,267		—		13,267		—		—
Industrial Bank of Korea (AAA)		5		147		—		9,303		—		9,455		—		—
Korea Housing Finance Corporation (AAA)		—		—		—		6,956		—		6,956		—		—
The Bank of Korea(4)		30		—		—		4,796		—		4,826		—		—
United States Department of the Treasury(4)		—		—		—		3,192		—		3,192		—		—
Export-Import Bank of Korea (AAA)		—		—		—		3,081		—		3,081		—		—
Meritz Securities Co.,Ltd. (AA-)		2,301		—		—		—		—		2,301		—		—
Samsung Heavy Industries Co., Ltd. (BBB+)		30		117		—		—		1,400		1,547		21		—
Shinhan Bank (AAA)		621		29		—		590		6		1,246		474		—
Defense Acquisition Program Administration(4)		—		—		—		—		1,170		1,170		—		—
HD Hyundai Heavy Industries Co., Ltd. (A)		—		—		—		—		1,104		1,104		—		—
Leading Investment & Securities Co.,Ltd. (BBB+)		915		—		—		—		—		915		—		—
Hyundai-Rotem Co. (A)		9		7		—		—		878		894		719		—
Samsung Electronics Co,.Ltd. (AAA)		57		826		4		—		6		893		—		—
The People’s Republic of China(4)		—		—		—		783		—		783		—		—
Korea Electric Power Corporation (AAA)		—		—		—		722		34		756		—		—
Small Business Corporation (AAA)		—		—		—		719		—		719		—		—
Daol Investment & Securities Co.,Ltd. (A)		696		—		—		—		—		696		—		—
Hanwha Solutions Corporation (AA-)		343		310		—		—		40		693		—		—

Total	￦	5,007	￦	1,436	￦	4	￦	62,939	￦	4,638	￦	74,024	￦	1,214	￦	—

(1)

Credit ratings are from a domestic credit rating agency, including Korea Ratings Corporation, NICE Investors Service Co. and Korea Investors Services Inc., as of December 31, 2024. If multiple ratings were available, the lowest one is indicated.

(2)	The value of collateral is appraised based on future cash flow and observable market price.
(3)	Classification is based on the Financial Services Commission’s asset classification criteria.
(4)	Credit rating is unavailable.

As of December 31, 2024, five of these top 20 borrowers or issuers were companies belonging to the 41 largest chaebols in Korea. See “Item 3.D. Risk Factors—Risks relating to our corporate credit portfolio—We have exposure to the largest Korean commercial conglomerates, known as “chaebols,” and, as a result, financial difficulties of chaebols may have an adverse impact on us.”

Exposure to Chaebols

As of December 31, 2024, 4.8% of our total exposure was to the 41 largest chaebols in Korea. The following table shows, as of December 31, 2024, our total exposures to the 10 chaebols to which we have the largest exposure:

	Loans								Guarantees and acceptances						Amounts Classified as substandard or below(2)
Chaebol	Won currency		Foreign currency		Equity securities		Debt securities				Total exposures		Collateral(1)

	(in billions of Won)
Samsung	￦	405	￦	1,837	￦	5	￦	63	￦	1,677	￦	3,987	￦	33	￦	—
SK		3,013		265		2		10		490		3,780		80		—
Hyundai Motors		1,404		378		2		30		954		2,768		719		—
LG		770		294		1		—		113		1,178		—		—
Lotte		1,687		221		—		—		47		1,955		—		—
Hanwha		2,644		342		—		98		515		3,599		330		—
HD Hyundai		182		73		—		6		2,010		2,271		3		—
GS		213		81		—		7		53		354		29		—
Shinsegae		132		14		—		7		44		197		17		—
CJ		143		54		—		—		125		322		10		—

Total	￦	10,593	￦	3,559	￦	10	￦	221	￦	6,028	￦	20,411	￦	1,221	￦	—

(1)	The value of collateral is appraised based on future cash flow and observable market price.
(2)	Classification is based on the Financial Services Commission’s asset classification criteria.

Loan Concentration by Industry

The following table shows, as of December 31, 2024, the aggregate balance of our domestic and foreign corporate loans by industry concentration and as a percentage of our total corporate lending:

	Aggregate corporate loan balance		Percentage of total corporate loan balance

	(in billions of Won)
Industry
Manufacturing	￦	51,603	23.5%
Financial and insurance		26,116	11.9
Retail and wholesale		25,746	11.7
Hotel, leisure and transportation		13,725	6.2
Construction		7,902	3.6
Government and government agencies		543	0.2
Other		94,274	42.9

Total	￦	219,909	100.0%

Maturity Analysis

The following table sets out, as of December 31, 2024, the scheduled maturities (time remaining until maturity) of our loan portfolio:

	1 year or less		Over 1 year but not more than 5 years		Over 5 years but not more than 15 years		Over 15 years		Total
	(in billions of Won)
Loans in local currency	￦	151,255	￦	76,151	￦	11,578	￦	76,613	￦	315,597
Loans in foreign currencies		12,056		12,372		6,295		2,444		33,167
Domestic banker’s usance		2,801		3		—		—		2,804
Credit card accounts		9,394		2,808		159		128		12,489
Bills bought in foreign currencies		4,328		—		—		—		4,328
Bills bought in local currency		225		—		—		—		225
Factoring receivables		1		5		—		—		6
Advances for customers on guarantees		8		1		—		—		9
Private placement bonds		297		113		20		15		445
Securitized loans		766		2,455		80		—		3,301
Call loans		1,847		—		—		—		1,847
Bonds purchased under resale agreements		10,551		—		—		—		10,551
Financial lease receivables		172		937		1		—		1,110
Installment financial bonds		103		2,061		457		—		2,621
Others		—		—		—		—		—

Total loans	￦	193,804	￦	96,906	￦	18,590	￦	79,200	￦	388,500

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

Interest Rates

The following table shows, as of December 31, 2024, the total amount of our loans due after one year that have fixed interest rates and variable or adjustable interest rates:

	Fixed Rate(1)		Variable or adjustable rates(2)		Total
	(in billions of Won)
Loans in local currency	￦	62,704	￦	101,638	￦	164,342
Loans in foreign currencies		6,740		14,373		21,113
Domestic banker’s usance		—		3		3
Credit card accounts		3,095		—		3,095
Bills bought in foreign currencies		—		—		—
Bills bought in local currency		—		—		—
Factoring receivables		5		—		5
Advances for customers on guarantees		—		—		—
Private placement bonds		79		69		148
Securitized loans		1,904		631		2,535
Call loans		—		—		—
Bonds purchased under resale agreements		—		—		—
Financial lease receivables		937		—		937
Installment financial bonds		2,518		—		2,518
Others		—		—		—

Total loans	￦	77,982	￦	116,714	￦	194,696

(1)	Fixed rate loans are loans for which the interest rate is fixed for the entire term.
(2)	Variable or adjustable rate loans are loans for which the interest rate is not fixed for the entire term.

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

	As of December 31, 2024
	Current			Past due by 1 month or less			Past due by 1-3 months			Past due by 3-6 months			Past due by more than 6 months			Total

	(in billions of Won, except percentages)
	Amount		%	Amount past due		%	Amount past due		%	Amount past due		%	Amount past due		%	Amount		%

Domestic
Corporate(1)
Commercial and industrial	￦	165,665	42.6%	￦	319	0.1%	￦	283	0.1%	￦	274	0.1%	￦	256	0.1%	￦	166,797	42.9%
Lease financing		1,908	0.5		11	0.0		4	0.0		3	0.0		4	0.0		1,930	0.5
Trade financing		6,402	1.6		3	0.0		2	0.0		1	0.0		—	—		6,408	1.6
Other commercial		17,381	4.5		9	0.0		6	0.0		3	0.0		1	0.0		17,400	4.5

Total corporate		191,356	49.3		342	0.1		295	0.1		281	0.1		261	0.1		192,535	49.6
Consumer
General purpose household		37,123	9.6		206	0.1		109	0.0		61	0.0		74	0.0		37,573	9.7
Mortgages		84,344	21.7		283	0.1		110	0.0		68	0.0		68	0.0		84,873	21.8
Home equity		26,400	6.8		89	0.0		40	0.0		16	0.0		11	0.0		26,556	6.8

Total consumer		147,867	38.1		578	0.1		259	0.1		145	0.0		153	0.0		149,002	38.4
Credit cards		12,144	3.1		165	0.0		99	0.0		79	0.0		2	0.0		12,489	3.2

Total domestic		351,367	90.4		1,085	0.3		653	0.2		505	0.1		416	0.1		354,026	91.1
Foreign
Corporate(2)
Commercial and industrial		23,162	6.0		6	0.0		34	0.0		26	0.0		196	0.1		23,424	6.0
Lease financing		32	0.0		4	0.0		2	0.0		1	0.0		1	0.0		40	0.0
Trade financing		1,295	0.3		—	—		—	—		—	—		3	0.0		1,298	0.3
Other commercial		2,612	0.7		—	—		—	—		—	—		—	—		2,612	0.7

Total corporate		27,101	7.0		10	0.0		36	0.0		27	0.0		200	0.1		27,374	7.0
Consumer		6,929	1.8		39	0.0		33	0.0		22	0.0		74	0.0		7,097	1.8

Total foreign		34,030	8.8		49	0.0		69	0.0		49	0.0		274	0.1		34,471	8.9

Total loans(3)	￦	385,397	99.2%	￦	1,134	0.3%	￦	722	0.2%	￦	554	0.1%	￦	690	0.2%	￦	388,497	100.0%

(1)	Including loans made to banks and the Korean government and government-owned agencies.
(2)	Including loans made to banks.
(3)	Not including due from banks and other receivables, and prior to deducting allowance for credit losses and present value discount or reflecting loan origination costs and fees.

	As of December 31, 2023
	Current			Past due by 1 month or less			Past due by 1-3 months			Past due by 3-6 months			Past due by more than 6 months			Total

	(in billions of Won, except percentages)
	Amount		%	Amount past due		%	Amount past due		%	Amount past due		%	Amount past due		%	Amount		%

Domestic
Corporate(1)
Commercial and industrial	￦	157,094	43.6%	￦	505	0.1%	￦	237	0.1%	￦	139	0.0%	￦	130	0.0%	￦	158,105	43.8%
Lease financing		2,237	0.6		9	0.0		2	0.0		3	0.0		3	0.0		2,254	0.6
Trade financing		6,682	1.9		1	0.0		2	0.0		1	0.0		—	—		6,686	1.9
Other commercial		9,845	2.7		13	0.0		5	0.0		5	0.0		1	0.0		9,869	2.7

Total corporate		175,858	48.8		528	0.1		246	0.1		148	0.0		134	0.0		176,914	49.0
Consumer
General purpose household		36,568	10.1		278	0.1		95	0.0		46	0.0		43	0.0		37,030	10.3
Mortgages		71,230	19.7		382	0.1		100	0.0		66	0.0		43	0.0		71,821	19.9
Home equity		31,364	8.7		145	0.0		53	0.0		22	0.0		8	0.0		31,592	8.8

Total consumer		139,162	38.6		805	0.2		248	0.1		134	0.0		94	0.0		140,443	38.9
Credit cards		12,229	3.4		147	0.0		85	0.0		70	0.0		1	0.0		12,532	3.5

Total domestic		327,249	90.7		1,480	0.4		579	0.2		352	0.1		229	0.1		329,889	91.5
Foreign
Corporate(2)
Commercial and industrial		20,783	5.8		22	0.0		20	0.0		9	0.0		117	0.0		20,951	5.8
Lease financing		28	0.0		—	—		—	—		—	—		—	—		28	0.0
Trade financing		915	0.3		—	—		—	—		—	—		4	0.0		919	0.3
Other commercial		2,217	0.6		—	—		—	—		—	—		—	—		2,217	0.6

Total corporate		23,943	6.6		22	0.0		20	0.0		9	0.0		121	0.0		24,115	6.7
Consumer		6,544	1.8		31	0.0		30	0.0		26	0.0		63	0.0		6,694	1.9

Total foreign		30,487	8.5		53	0.0		50	0.0		35	0.0		184	0.1		30,809	8.5

Total loans(3)	￦	357,736	99.2%	￦	1,533	0.4%	￦	629	0.2%	￦	387	0.1%	￦	413	0.1%	￦	360,698	100.0%

(1)	Including loans made to banks and the Korean government and government-owned agencies.
(2)	Including loans made to banks.
(3)	Not including due from banks and other receivables, and prior to deducting allowance for credit losses and present value discount or reflecting loan origination costs and fees.

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

A portion of our loans to and debt securities of corporate customers are currently in workout, restructuring or rehabilitation. As of December 31, 2024, ￦204 billion, or 0.04%, of our total loans and debt securities were in workout, restructuring or rehabilitation. This included ￦30 billion of loans to and debt securities of large corporate borrowers in workout, restructuring or rehabilitation and ￦174 billion of loans to and debt securities of small- and medium-sized enterprises in workout, restructuring or rehabilitation, which represented 0.01% and 0.04% of our total loans and debt securities, respectively. At Woori Bank, the Corporate Restructuring Department manages its workout, restructured and rehabilitated loans. Upon approval of a workout, restructuring or rehabilitation plan, a credit exposure is initially classified as precautionary or lower and thereafter cannot be classified higher than precautionary with limited exceptions. If a corporate borrower is in workout, restructuring or rehabilitation, we take the status of the borrower into account in assessing our loans to and collateral from that borrower for purposes of establishing our allowance for credit losses.

The following table shows, as of December 31, 2024, our 10 largest exposures that were in workout, restructuring or rehabilitation:

	Loans				Guarantees and Acceptances		Total Exposures		Collateral(1)		Amounts Classified as Substandard or Below(2)		Allowance for Credit Loss
Company	Won Currency		Foreign Currency
	(in billions of Won)
Taeyoung Engineering & Construction Co., Ltd.	￦	15	￦	—	￦	45	￦	60	￦	—	￦	60	￦	4
JC ASSURANCE NO.1 LIMITED		20		—		—		20		—		—		8
Gimhae Daedong High tech Industrial Complex Co., Ltd.		20		—		—		20		—		—		2
Yeonwoo Partners Corporation		17		—		—		17		—		—		6
WIB GWACHEON 1ST CO.,LTD.		15		—		—		15		—		—		1
THE SOURCE OFFICE		—		12		—		12		24		—		1
KC Cottrell Co., Ltd.		10		—		—		10		1		9		7
Human City Co., Ltd.		10		—		—		10		—		—		1
G PLACE CO.,LTD.		8		—		—		8		—		—		1
WITH K CO,,LTD.		6		—		—		6		5		6		2

Total	￦	121	￦	12	￦	45	￦	178	￦	30	￦	75	￦	33

(1)	The value of collateral is appraised based on future cash flow and observable market price.
(2)	Classification is based on the Financial Services Commission’s asset classification criteria.

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

	As of December 31,
	2023			2024
	(in billions of Won, except percentages)
Total non-performing loans	￦	1,252	(1)	￦	2,075	(2)
As a percentage of total loans		0.35%			0.53%

(1)	Excludes ￦211 billion of previously delinquent credit card balances restructured into loans that were classified as normal or precautionary.
(2)	Excludes ￦257 billion of previously delinquent credit card balances restructured into loans that were classified as normal or precautionary.

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

The following table sets forth, as of the dates indicated, our total non-performing loans by type of loan:

	As of December 31,
	2023			2024
	Amount		%	Amount		%
	(in billions of Won, except percentages)
Domestic
Corporate:
Commercial and industrial	￦	546	43.6%	￦	953	45.9%
Lease financing		16	1.3		17	0.8
Trade financing		13	1.0		12	0.6
Other commercial		29	2.3		214	10.3

Total corporate		604	48.2		1,196	57.6
Consumer:
General purpose household(1)		154	12.3		203	9.8
Mortgage		110	8.8		130	6.3

Total consumer		263	21.1		333	16.1
Credit cards		81	6.5		87	4.2

Total domestic		948	75.8		1,616	77.9
Foreign
Corporate:
Commercial and industrial		160	12.8		245	11.8
Lease financing		—	—		1	0.0
Trade financing		—	—		—	0.0
Other commercial		—	—		3	0.1

Total corporate		160	12.8		249	12.0
Consumer		144	11.4		210	10.1

Total foreign		304	24.2		459	22.1

Total non-performing loans	￦	1,252	100.0%	￦	2,075	100.0%

(1)	Includes home equity loans.

The following table presents an analysis of the changes in our non-performing loans for each of the years indicated:

	Year ended December 31,
	2023		2024
	(in billions of Won)
Balance at the beginning of the year	￦	1,016	￦	1,252
Additions to non-performing loans
Loans transferred into non-performing loans		2,323		3,071
Reductions in non-performing loans
Loans sold		(719)		(931)
Loans modified and returned to performing loans		(129)		(239)
Loans paid down or paid off		(355)		(223)
Loans charged-off		(884)		(855)
Other		—		—

Total net reductions to non-performing loans		236		823

Balance at the end of the year	￦	1,252	￦	2,075

Top 20 Non-Performing Loans. As of December 31, 2024, our 20 largest non-performing loans accounted for 25.6% of our total non-performing loan portfolio. The following table shows, as of that date, certain information regarding those loans:

	Gross principal outstanding		Allowance for credit losses		Collateral(1)		Industry
	(in billions of Won)
Borrower A	￦	60	￦	4	￦	—	Construction
Borrower B		47		5		—	Real estate
Borrower C		34		25		—	Real estate
Borrower D		33		3		33	Construction
Borrower E		30		3		—	Other
Borrower F		30		3		—	Real estate
Borrower G		29		13		29	Other
Borrower H		29		9		29	Other
Borrower I		29		29		—	Real estate
Borrower J		25		1		24	Other
Borrower K		24		14		204	Other
Borrower L		23		8		31	Real estate
Borrower M		21		16		81	Other
Borrower N		20		11		—	Other
Borrower O		20		2		50	Construction
Borrower P		20		16		29	Other
Borrower Q		18		14		183	Retail and wholesale
Borrower R		14		7		29	Real estate
Borrower S		13		7		55	Real estate
Borrower T		13		8		—	Other

Total	￦	532	￦	198	￦	777

(1)	The value of collateral is appraised based on future cash flow and observable market price.

Non-Performing Loans and Impaired Loans

The term “non-performing loan” is used for our asset quality management in accordance with the Banking Industry Supervision Regulations of Korea, whereas the term “impaired loan” is used for financial reporting purposes based on our internal accounting policies in accordance with IFRS 9.

Major differences between non-performing loans and impaired loans are as follows:

Item	Non-performing loans	Impaired loans
Relevant regulation or accounting principle	Banking Industry Supervision Regulations of Korea (loans classified as “substandard,” “doubtful” or “estimated loss”)	Our internal policy based on IFRS 9

Scope	Loans	Loans (not including due from banks and other financial assets) under IFRS 9

Purchased impaired loans	Not included	Included

Loans classified as “precautionary” based on the Financial Services Commission’s asset classification criteria	Not included	Loans classified as “precautionary,” for which the borrower has a capital deficit or its auditor’s opinion on its financial statements is modified or qualified, are included

The following table shows, as of the dates indicated, the amounts of impaired loans and non-performing loans:

	As of December 31,
	2023		2024
	(in billions of Won)
Impaired loans	￦	2,521	￦	3,701
Non-performing loans		1,252		2,075

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

Each of our subsidiaries has one or more units that are responsible for managing non-performing loans. At Woori Bank, for example, the Credit Management and Collection Headquarters and the Corporate Restructuring Department generally oversee the process for resolving non-performing loans transferred to them by other Woori Bank business units. We believe that by centralizing the management of our non-performing loans within each subsidiary, we can become more effective in dealing with the issues relating to these loans by pooling institutional knowledge and creating a more specialized workforce.

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

Foreclosure and Collateral. We generally foreclose on mortgages or exercise our security interests in respect of other collateral if a collateralized obligation becomes overdue for more than three months. At that time, we will petition a court to foreclose on collateral and to sell that collateral through a court-supervised auction. Under Korean law, that petition must be filed with a court that has jurisdiction over the mortgaged property, and must be filed together with a copy of the mortgage agreement and an extract of the court registry regarding the subject property. The court will then issue an order to commence the foreclosure auction, which will be registered in the court registry of the subject property. If no bidder bids at least the minimum amount set by the court on the first auction date, the court will set another date for a subsequent auction approximately one month later. Each time a new auction date is set, the minimum auction price will be lowered by approximately 20% to 30%. The auction procedure outlined above, however, might not apply to companies currently undergoing restructuring, recovery proceedings, workout or other court proceedings where there may be restrictions on auction procedures. Unlike laws relating to foreclosure in the United States, Korean law does not provide for non-judicial foreclosure. During 2022, 2023 and 2024, we held collateral with respect to loan balances overdue for more than three months representing approximately 0.2%, 0.4% and 0.9%, respectively, of our interest-bearing loan balances in each of those periods.

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

Sales of Non-Performing Loans

The overall asset quality of our loan portfolio is affected by sales of non-performing loans. These sales have been made primarily to third parties. The following table sets forth information regarding our sales of loans for the periods indicated:

	Year Ended December 31,
	2022						2023						2024
Purchaser	Net Carrying Amount(1)		Sale Price		Gain (Loss)		Net Carrying Amount(1)		Sale Price		Gain (Loss)		Net Carrying Amount(1)		Sale Price		Gain (Loss)
	(in billions of Won)
KAMCO	￦	—	￦	—	￦	—	￦	36	￦	53	￦	17	￦	42	￦	76	￦	34
Structured companies		26		32		6		496		569		73		499		576		75
UAMCO(2)		85		113		28		124		143		19		231		272		41
Others		27		78		51		63		160		97		159		261		102

Total	￦	138	￦	223	￦	85	￦	719	￦	925	￦	206	￦	931	￦	1,185	￦	252

(1)	Net carrying amount represents the net value of non-performing loans after deduction of allowance for credit losses on such basis.
(2)	Woori Bank holds a 14% equity interest in UAMCO.

Allocation and Analysis of Allowances for Credit Losses

The following table presents, as of the dates indicated, the allocation of our allowances for credit losses by loan type:

	As of December 31,
	2023			2024
	(in billions of Won, except percentages)
Domestic
Corporate:
Commercial and industrial	￦	1,692	56.9%	￦	1,824	54.3%
Lease financing		22	0.7		16	0.5
Trade financing		59	2.0		50	1.5
Other commercial		75	2.5		157	4.7

Total corporate		1,848	62.1		2,047	61.0
Consumer:
General purpose household(1)		456	15.3		510	15.2
Mortgage		34	1.1		46	1.4

Total consumer		490	16.4		556	16.6
Credit cards		349	11.8		397	11.8

Total domestic		2,687	90.3		3,000	89.4
Foreign
Corporate:
Commercial and industrial		211	7.1		235	7.0
Lease financing		—	—		1	0.0
Trade financing		3	0.1		5	0.1
Other commercial		13	0.4		16	0.5

Total corporate		227	7.6		257	7.6
Consumer		61	2.1		101	3.0

Total foreign		288	9.7		358	10.6

Total allowance for credit losses(2)	￦	2,975	100.0%	￦	3,358	100.0%

(1)	Includes home equity loans.
(2)	Not including due from banks and other financial assets.

The following table presents an analysis of the changes in our allowances for credit losses for each of the years indicated:

	Year ended December 31,
	2022		2023		2024
	(in billions of Won)
Balance at the beginning of the year(1)	￦	1,887	￦	2,334	￦	2,975
Bad debt expenses for the period		861		1,813		1,676
Changes due to business combination		6		1		—
Increase on repurchases of non-performing loans		—		—		—
Gross charge-offs:
Domestic:
Corporate:
Commercial and industrial		(122)		(299)		(290)
Lease financing		(1)		(3)		(4)
Trade financing		(4)		(13)		(7)
Other commercial		(2)		(10)		(3)

Total corporate		(129)		(325)		(304)
Consumer:
General purpose household(1)		(161)		(272)		(228)
Mortgage		—		—		—

Total consumer		(161)		(272)		(228)
Credit cards		(220)		(306)		(290)
Total domestic		(510)		(903)		(822)
Foreign		(13)		(3)		(60)

Total gross charge-offs		(523)		(906)		(882)
Recoveries:
Domestic:
Corporate:
Commercial and industrial		48		27		28
Lease financing		—		—		—
Trade financing		3		1		1
Other commercial		4		1		8

Total corporate		55		29		37
Consumer:
General purpose household(1)		38		36		30
Mortgage		32		29		31

Total consumer		70		65		61
Credit cards		54		34		24

Total domestic		179		128		122
Foreign:		1		15		—

Total recoveries		180		143		122

Net charge-offs		(343)		(763)		(760)
Disposal		(68)		(329)		(476)
Foreign exchange translation effects		(1)		2		21
Others(2)		(8)		(83)		(78)

Balance at the end of the year	￦	2,334	￦	2,975	￦	3,358

Ratio of net charge-offs during the period to average loans outstanding during the period		0.1%		0.3%		0.2%

(1)	Includes home equity loans.
(2)	Includes unwinding of discount.

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

Procedure for Charge-off Approval. In order to charge off corporate loans, in the case of Woori Bank, applications for charge-offs of delinquent corporate loans with low chances of recoverability are reviewed by the Credit Management and Collection Headquarters promptly and, in any event, within one month after such loans have been classified as estimated loss. Once the department evaluates and approves the application. Then, Woori Bank must seek an approval from the Financial Supervisory Service for its charge-offs, which is typically granted. At the same time, Woori Bank refers the approval of the charge-off by the Credit Management and Collection Headquarters to its Audit Committee for review to ensure compliance with its internal procedures for charge-offs. Once Woori Bank receives approval from the Financial Supervisory Service, Woori Bank must also obtain approval from its senior management to charge off those loans.

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

In 2002, the Financial Services Commission established the Credit Counseling and Recovery Service based upon an agreement among approximately 160 financial institutions in Korea. Upon application to the Credit Counseling and Recovery Service and approval by creditor financial institutions representing a majority of the outstanding unsecured debt and two-thirds of the outstanding secured debt, a qualified “credit delinquent person” with outstanding debts to two or more financial institutions in an aggregate amount not exceeding ￦500 million may participate in an individual workout program designed to restructure such person’s debt and rehabilitate such person’s credit. The aggregate amount of loans of Woori Bank which became subject to such individual workout programs in 2024 was ￦69 billion. In 2024, Woori Bank recovered approximately ￦20 billion with respect to its loans subject to such individual workout programs.

Under the Korean Debtor Recovery and Bankruptcy Law, a qualified individual debtor with outstanding debts in an aggregate amount not exceeding threshold amounts of ￦1 billion of unsecured debt and/or ￦1.5 billion of secured debt may restructure his or her debts through a court-supervised debt restructuring that is binding on creditors. The aggregate amount of loans of Woori Bank which became subject to such court-supervised debt restructuring in 2024 was ￦137 billion. In 2024, Woori Bank recovered ￦32 billion with respect to its loans subject to such court-supervised debt restructuring.

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

In March 2009, the Financial Services Commission requested Korean banks, including Woori Bank, to establish a “pre-workout program,” including a credit counseling and recovery service, for retail borrowers with outstanding short-term debt in default. For example, under a pre-workout program for retail borrowers with outstanding short-term debt in default, maturity extensions and/or interest reductions are provided to certain eligible retail borrowers with total loans of ￦1.5 billion or less (consisting of no more than ￦500 million of unsecured loans and ￦1 billion of secured loans). This pre-workout program may be available for a retail borrower if (a) the delinquency period of such borrower is between 31 days and 89 days or (b) the delinquency period of such borrower is between one day and 30 days, the cumulative delinquency period during the year immediately preceding the application date was 30 days or more and the borrower has an annual income of ￦40 million or less. The aggregate amount of consumer credit Woori Bank provided which became subject to the pre-workout program in 2024 was ￦70 billion. See “Item 3.D. Risk Factors—Risks relating to our consumer credit portfolio—We may experience increases in delinquencies in our consumer loan and credit card portfolios.”

Net Charge-Offs. The following table presents information regarding our ratios of net charge-offs to average loans outstanding for each of the years indicated:

	Year ended December 31,
	2022					2023					2024

	Average loans		Net charge-offs		Net charge- offs/Average loans	Average loans		Net charge-offs		Net charge- offs/Average loans	Average loans		Net charge-offs		Net charge- offs/Average loans

	(in billions of Won)
Loans in local currency	￦	280,518	￦	148	0.05%	￦	285,805	￦	480	0.17%	￦	310,090	￦	431	0.14%
Loans in foreign currencies		27,627		11	0.04		28,289		(12)	(0.04)		31,396		51	0.16
Domestic banker’s usance		3,653		—	0.00		3,030		—	0.00		2,978		—	0.00
Credit card accounts		10,035		167	1.66		11,226		272	2.42		12,236		266	2.17
Bills bought in foreign currencies		6,361		—	0.00		4,718		—	0.00		4,764		—	0.00
Bills bought in local currency		(37)		—	0.00		29		—	0.00		267		—	0.00
Factoring receivables		34		—	0.00		22		—	0.00		8		1	12.50
Advances for customers on guarantees		24		1	4.17		22		10	45.45		17		5	29.41
Private placement bonds		512		—	0.00		543		5	0.92		563		(5)	(0.89)
Securitized loans		2,992		10	0.33		3,048		—	0.00		3,503		—	0.00
Call loans		3,463		—	0.00		3,794		—	0.00		4,271		—	0.00
Bonds purchased under resale agreements		3,220		—	0.00		1,537		—	0.00		2,573		—	0.00
Financial lease receivables		1,364		1	0.07		1,417		1	0.07		1,246		5	0.40
Installment financial bonds		3,049		5	0.16		2,693		7	0.26		2,669		7	0.26
Others		—		—	0.00		—		—	—		—		—	—

Total net charge-offs	￦	342,815	￦	343	0.10%	￦	346,173	￦	763	0.22%	￦	376,581	￦	761	0.20%

Securities Investment Portfolio

Investment Policy

We invest in and trade Won-denominated securities and, to a lesser extent, foreign currency-denominated securities for our own account to:

•	maintain asset stability and diversification;

•	maintain adequate sources of back-up liquidity to match funding requirements; and

•	supplement income from core lending activities.

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

Maturity Analysis

The following table categorizes our debt securities by maturity and weighted average yield as of December 31, 2024:

	As of December 31, 2024
	Within 1 year			Over 1 but Within 5 years			Over 5 but Within 10 years			Over 10 years			Total

	(in billions of Won, except percentages)
	Amount		Weighted Average Yield(1)	Amount		Weighted Average Yield(1)	Amount		Weighted Average Yield(1)	Amount		Weighted Average Yield(1)	Amount		Weighted Average Yield(1)

Financial assets at fair value through other comprehensive income:
Korean treasury and government agencies	￦	1,557	1.71%	￦	5,511	2.69%	￦	719	2.85%	￦	—	—%	￦	7,787	2.51%
Financial institutions		10,808	3.48		14,532	3.35		—	—		—	—		25,340	3.41
Corporate		779	2.80		2,205	3.16		49	2.95		—	—		3,033	3.07
Bonds denominated in foreign currencies		1,919	3.19		4,199	4.01		393	4.25		252	4.57		6,763	3.81
Securities loaned		—	—		—	—		—	—		—	—		—	—

Total	￦	15,063	3.23%	￦	26,447	3.30%	￦	1,161	3.33%	￦	252	4.57%	￦	42,923	3.28%

Financial assets at amortized cost:
Korean treasury and government agencies	￦	446	2.19%	￦	7,127	1.50%	￦	69	1.40%	￦	—	—%	￦	7,642	1.54%
Financial institutions		2,558	3.62		1,444	3.49		—	—		—	—		4,002	3.57
Corporate		1,262	2.32		3,105	2.74		1,513	3.37		115	2.66		5,995	2.81
Bonds denominated in foreign currencies		822	1.78		687	2.27		9	3.74		36	4.78		1,554	2.08
Others		5	3.20		5	3.55		—	—		—	—		10	3.38

Total	￦	5,093	2.87%	￦	12,368	2.09%	￦	1,591	3.29%	￦	151	3.17%	￦	19,203	2.40%

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

Customer deposits are our principal funding source. Customer deposits accounted for 81.5% of our total funding as of December 31, 2023 and 80.5% of our total funding as of December 31, 2024.

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

As of December 31, 2024, 83.6% of our total funding was denominated in Won.

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

	For the year ended December 31,
	2022			2023			2024
	Average Balance(1)		Average Cost	Average Balance(1)		Average Cost	Average Balance(1)		Average Cost
	(in billions of Won, except percentages)
Demand deposits	￦	12,875	0.68%	￦	8,912	0.71%	￦	7,842	0.74%
Time deposits and savings deposits(2)		258,594	1.24		262,646	2.53		286,238	2.53
Certificates of deposit		5,263	2.19		11,773	3.86		11,910	3.77
Other deposits(3)		47,978	1.48		49,409	3.18		53,286	3.47

Average total deposits	￦	324,710	1.27%	￦	332,740	2.63%	￦	359,276	2.67%

(1)	Average balances are based on daily balances for Woori Bank and on quarterly balances for all of our other subsidiaries and our structured companies.
(2)	Savings deposits are deposits that allow the customers to deposit and withdraw funds at any time and accrue interest at a fixed rate set by us depending upon the period and amount of deposit.
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

The Depositor Protection Act provides insurance for certain deposits of banks in Korea through a deposit insurance system. See “—Supervision and Regulation—Principal Regulations Applicable to Banks—Deposit Insurance System.” The KDIC insures a maximum of ￦50 million per individual for deposits and interest in a single financial institution, regardless of when the deposits were made or the size of the deposits, although such limit was increased to ￦100 million through an amendment to the Depositor Protection Act of Korea in January 2025, and is expected to become effective by January 2026. In addition to the insured deposits applicable in Korea, the insured status for deposits in our foreign subsidiaries are determined based on the individual insurance limits enacted within local regulations, and are thus subject to differing national deposit insurance regimes. Our total uninsured deposits across all jurisdictions amounted to ￦293,696 billion as of December 31, 2023 and ￦300,647 billion as of December 31, 2024.

Uninsured Time Deposits

Our uninsured time deposits refer to our uninsured deposits that have a fixed maturity, including time deposits and installment savings deposits. The following table presents, as of December 31, 2024, the remaining maturities of our uninsured time deposits:

	As of December 31, 2024
	(in billions of Won)
Maturing within three months	￦	72,083
After three but within six months		33,072
After six but within 12 months		62,116
After 12 months		11,945

Total	￦	179,216

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

A bank holding company, which is a financial holding company controlling banks or other financial institutions conducting banking business as prescribed in the Financial Holding Company Act, is required to maintain a total minimum consolidated capital adequacy ratio of 12.5% (including applicable additional capital buffers and requirements as described below), including a counter-cyclical capital buffer of 1.0% (which was added in May 2024) and an additional capital requirement of 1.0% for domestic systemically important bank holding companies. “Consolidated capital adequacy ratio” is defined as the ratio of equity capital as a percentage of risk-weighted assets on a consolidated basis, determined in accordance with the Financial Services Commission requirements that have been formulated based on Bank of International Settlements, or BIS, standards. “Equity capital,” as applicable to bank holding companies, is defined as the sum of common equity Tier I capital, additional Tier I capital and Tier II capital less any deductible items, each as defined under the Regulation on the Supervision of Financial Holding Companies. “Risk-weighted assets” is defined as the sum of credit risk-weighted assets, market risk-weighted assets and operational risk-weighted assets.

Pursuant to regulations promulgated by the Financial Services Commission commencing in 2013 to implement Basel III, Korean bank holding companies were required to maintain a minimum ratio of common equity Tier I capital to risk-weighted assets of 3.5% and Tier I capital to risk-weighted assets of 4.5% from December 1, 2013, which minimum ratios were increased to 4.0% and 5.5%, respectively, from January 1, 2014 and increased further to 4.5% and 6.0%, respectively, from January 1, 2015. Such requirements are in addition to the pre-existing requirement for a minimum ratio of Tier I and Tier II capital (less any capital deductions) to risk-weighted assets of 8.0%, which remains unchanged. The amended regulations also require an additional capital conservation buffer of 2.5% from January 2019, as well as a potential counter-cyclical capital buffer of up to 2.5%, which is determined on a quarterly basis by the Financial Services Commission. In May 2023, the Financial Services Commission increased the counter-cyclical capital buffer from 0.0% to 1.0%, which became effective in May 2024. Furthermore, bank holding companies designated as domestic systemically important banks for 2025 by the Financial Services Commission are subject to an additional capital requirement of 1.0%. The Financial Services Commission is currently considering introducing an additional stress buffer capital requirement of up to 2.5%, which may be implemented in the second half of 2025.

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

All banks must meet minimum ratios of Tier I and Tier II capital (less any capital deductions) to risk-weighted assets, determined in accordance with Financial Services Commission requirements that have been formulated based on BIS standards. These requirements were adopted and became effective in 1996, and were amended effective January 1, 2008 upon the implementation by the Financial Supervisory Service of Basel II. Under such requirements, all domestic banks and foreign bank branches are required to meet a minimum ratio of Tier I and Tier II capital (less any capital deductions) to risk-weighted assets of 8.0%. Commencing in July 2013, the Financial Services Commission promulgated a series of amended regulations implementing Basel III, pursuant to which Korean banks and bank holding companies were required to maintain a minimum ratio of common equity Tier I capital to risk-weighted assets of 3.5% and Tier I capital to risk-weighted assets of 4.5% from December 1, 2013, which minimum ratios were increased to 4.0% and 5.5%, respectively, from January 1, 2014 and increased further to 4.5% and 6.0%, respectively, from January 1, 2015. Such requirements are in addition to the pre-existing requirement for a minimum ratio of Tier I and Tier II capital (less any capital deductions) to risk-weighted assets of 8.0%, which remains unchanged. The amended regulations also require an additional capital conservation buffer of 2.5% from January 2019, as well as a potential counter-cyclical capital buffer of up to 2.5%, which is determined on a quarterly basis by the Financial Services Commission. In May 2023, the Financial Services Commission increased the counter-cyclical capital buffer from 0.0% to 1.0%, which became effective in May 2024. Furthermore, we and Woori Bank were each designated as a domestic systemically important bank holding company and a domestic systematically important bank, respectively, for 2024 and 2025 by the Financial Services Commission, which subjects us and Woori Bank to the additional capital requirement of 1.0% in 2024 and 2025. The Financial Services Commission is currently considering introducing an additional stress buffer capital requirement of up to 2.5%, which may be implemented in the second half of 2025.

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

Liquidity

All banks are required to ensure adequate liquidity by matching the maturities of their assets and liabilities in accordance with the Regulation on the Supervision of the Banking Business. Banks may not invest an amount exceeding 100% of their Tier I and Tier II capital (less any capital deductions) in equity securities and certain other securities with a redemption period of over three years. This stipulation does not apply to Korean government bonds, Monetary Stabilization Bonds issued by the Bank of Korea or debentures and stocks referred to in items 1 and 2, respectively, of paragraph (6) of Article 11 of the Act on the Structural Improvement of the Financial Industry. The Financial Services Commission uses the liquidity coverage ratio as the principal liquidity risk management measure, and currently requires each Korean bank to:

•

maintain a liquidity coverage ratio of not less than 100% (such requirement was temporarily reduced to 92.5% until June 2023 in response to the COVID-19 pandemic, but has since gradually returned to its pre-pandemic level of 100%);

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

Deposit Insurance System

The Depositor Protection Act provides insurance for certain deposits of banks in Korea through a deposit insurance system. Under the Depositor Protection Act, all banks governed by the Bank Act are required to pay an insurance premium to the KDIC on a quarterly basis, and the rate is determined under the Enforcement Decree to the Depositor Protection Act. If the KDIC makes a payment on an insured amount, it will acquire the depositors’ claims with respect to that payment amount. The KDIC insures a maximum of ￦50 million per individual for deposits and interest in a single financial institution, regardless of when the deposits were made or the size of the deposits, although such limit was increased to ￦100 million through an amendment to the Depositor Protection Act of Korea in January 2025, and is expected to become effective by January 2026.

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

Act on the Corporate Governance of Financial Companies

The Act on the Corporate Governance of Financial Companies, which became effective on August 1, 2016, was enacted to address the need for strengthened regulations on corporate governance of financial institutions and to serve as a uniform set of regulations on corporate governance matters applicable to financial institutions across a variety of industry sectors. It contains several key measures, including (i) eligibility requirements for officers of financial institutions and standards for determining whether officers of financial institutions may hold concurrent positions in other companies, (ii) standards for composition and operation of the board of directors of financial institutions, (iii) standards for establishment, composition and operation of various committees of the board of directors of financial institutions, (iv) regulations on internal control and risk management, (v) requirements and procedures for the approval of a change of major shareholders and (vi) special regulations to protect the rights of minority shareholders of financial institutions. An amendment to the Act on the Corporate Governance of Financial Companies, which became effective on July 3, 2024, added certain additional requirements including (i) preparing a “responsibilities map,” which clarifies the scope and details of each officer’s accountability concerning internal control matters, and submitting it to the financial authorities and (ii) establishing an internal control committee, of which more than half of the members must be outside directors.

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

Environment, Social Responsibility and Corporate Governance

We launched our environment, social responsibility and corporate governance, or ESG, initiative, “Good Finance for the NEXT”, in 2021. With respect to the environment, we have made significant efforts to address the climate crisis, biodiversity and the circular economy. For example, in June 2024, we established a strategy to reduce the carbon emissions of certain key industries, and in October 2024, we established a mid- to long-term roadmap plan to reduce the carbon emissions of our subsidiaries. In addition, we regularly disclose information about our climate risk management through our sustainability reports, in accordance with the framework set forth by the Task Force on Climate-related Financial Disclosures. With respect to social responsibility, we have established a public foundation called Woori Future Foundation to fund projects aimed at improving the quality of life of the underprivileged. With respect to corporate governance, we have appointed two female independent directors, one of whom is an expert in ESG-related matters and a director of the Center for Social Value Enhancement Studies, in order to diversify our board of directors and strengthen our ESG-related capabilities. In addition, we strive to establish a trustworthy and transparent corporate governance system through various initiatives, including stakeholder co-prosperity management and the facilitation of prompt and clear communications with all stakeholders with respect to various ESG-related issues.

We believe that our endeavors described above have been well-received by the public and have contributed significantly to our exceptional performance in major ESG evaluations worldwide. Specifically, we have been ranked at the global top-tier level concerning ESG ratings. We received an “AAA” rating from MSCI ESG Research, a global provider of research, ratings and analysis of ESG-related business practices, which represents the highest available rating and is granted to the top 5% of the banks evaluated by MSCI ESG Research. We are also included in the Dow Jones Sustainability World Index, which represents the top 10% of the 2,500 largest companies in the world based on long-term economic, environmental and social criteria. Furthermore, we were also recognized as part of the “leading group” in terms of the Bloomberg ESG Scores, which evaluates a company’s management of financially material ESG issues. We also received a “grade A” from the Korea Institute of Corporate Governance and Sustainability, a non-profit corporate governance service provider and global think tank focused on enhancing ESG policies across organizations. We plan to continue to pursue efforts to attain our ESG goals through active communications with all stakeholders.

Item 4.C.	Organizational Structure

The following chart provides an overview of our structure, including our significant subsidiaries and our ownership of such subsidiaries as of March 31, 2025:

The following table provides summary information for our subsidiaries (other than structured companies) that are consolidated in our consolidated financial statements as of and for the year ended December 31, 2024:

Subsidiary	Percentage of Ownership(1)		Total Assets		Shareholders’ Equity		Operating Revenue		Net Income (Loss) Attributable to Owners
	(in millions of Won, except percentages)
Woori Bank	100.0%		￦	485,888,941	￦	28,944,888	￦	41,881,143	￦	3,039,372
Woori Card Co., Ltd.	100.0			16,613,482		2,784,666		2,293,739		147,179
Woori Financial Capital Co., Ltd.	100.0			12,770,681		1,724,995		1,759,842		141,419
Woori Investment Securities Co., Ltd.(2)	99.4	(3)		7,186,431		1,145,322		430,599		2,552
Woori Asset Trust Co., Ltd.	99.6			499,279		459,809		107,154		1,803
Woori Savings Bank	100.0			1,874,624		194,246		136,417		(85,879)
Woori Asset Management Corp.	100.0			203,232		164,155		57,562		11,801
Woori Credit Information Co., Ltd.	100.0			43,985		37,430		42,796		1,614
Woori Fund Services Co., Ltd.	100.0			31,154		28,355		18,069		4,646
Woori Private Equity Asset Management Co., Ltd.	100.0			101,164		95,575		9,974		4,148
Woori FIS Co., Ltd.	100.0			58,868		46,774		175,624		(1,709)
Woori Finance Research Institute Co., Ltd.	100.0			7,663		3,771		9,022		59
Woori Financial F&I Inc.	100.0			1,251,854		337,466		90,373		13,306
Woori Venture Partners Co., Ltd.	100.0			350,066		335,006		62,261		36,786

(1)	Including treasury shares.
(2)	In August 2024, we merged our wholly-owned subsidiary Woori Investment Bank Co., Ltd. with and into Korea Foss Securities Co., Ltd. to form Woori Investment Securities Co., Ltd.
(3)	Without treasury shares, the percentage of our ownership would amount to 99.5%.

Item 4.D.	Property, Plants and Equipment

Our registered office and corporate headquarters, with a total area of approximately 97,222 square meters, are located at 51, Sogong-ro, Jung-gu, Seoul, Korea. Information regarding certain of our properties in Korea as of December 31, 2024 is presented in the following table:

Type of Facility/Building	Location	Area
		(square meters)
Woori Bank registered office and corporate headquarters	51, Sogong-ro, Jung-gu, Seoul, Korea 04632	97,222
Woori Bank Sangam Tower	17, World Cup buk-ro 60-gil, Mapo-gu, Seoul, Korea 03921	81,694
Woori Bank Digital Tower	48, Sogong-ro, Jung.gu, Seoul, Korea 04631	33,023

As of December 31, 2024, we had a network of 684 banking branches in Korea, 200 of which are housed in buildings owned by us, while the remaining branches are leased properties. Lease terms are generally from two to three years and seldom exceed five years. We also have subsidiaries in the United States, China, Hong Kong, Russia, Indonesia, Cambodia, Brazil, Myanmar, the Philippines, Vietnam and Germany and branches, agencies and representative offices across the world. See “Item 4.B. Business Overview—Capital Markets Activities—International Banking.” We do not own any material properties outside of Korea.

As of December 31, 2024, the net book values of the properties and equipment owned by us and our right-of-use assets were ￦2,792 billion and ￦579 billion, respectively. As of the same date, our lease liabilities amounted to ￦527 billion.

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

Trends in the Korean Economy

Our financial position and results of operations have been and will continue to be significantly affected by financial and economic conditions in Korea. Substantial growth in lending in Korea to small- and medium-sized enterprises in recent years, and financial difficulties experienced by such enterprises as a result of, among other things, adverse changes in economic conditions in Korea and globally (such as inflation and fluctuating interest rates), may lead to increasing delinquencies and a deterioration in overall asset quality in the credit exposures of Korean banks to small- and medium-sized enterprises. Our loans to small- and medium-sized enterprises increased from ￦130,553 billion as of December 31, 2023 to ￦135,154 billion as of December 31, 2024. In 2024, we recorded charge-offs of ￦342 billion in respect of our Won-denominated loans to small- and medium-sized enterprises, compared to charge-offs of ￦330 billion in 2023. See “Item 3.D. Risk Factors—Risks relating to our corporate credit portfolio—The largest portion of our exposure is to small- and medium-sized enterprises, and financial difficulties experienced by companies in this segment may result in a deterioration of our asset quality and have an adverse impact on us.”

In recent years, commercial banks, consumer finance companies and other financial institutions in Korea have also made significant investments and engaged in aggressive marketing in consumer lending (including mortgage and home equity loans), leading to substantially increased competition in this segment. From the second half of 2016 to 2021, the Korean government introduced various measures to tighten regulations on mortgage and other lending and housing subscription in response to the rapid growth in consumer debt and concerns over speculative investments in real estate in certain areas. The Korean government subsequently relaxed some of these measures by introducing a number of policy measures that seek to sustain housing prices and activity levels in the Korean real estate market, in light of an overall decrease in housing prices over the course of 2022. However, in recent years, the Korean government began tightening regulations again in response to the continued rise in the level of consumer debt. Housing prices in Korea fluctuated throughout 2024, with prices increasing in certain areas while decreasing in others. Our consumer loan portfolio increased from ￦147,137 billion as of December 31, 2023 to ￦156,099 billion as of December 31, 2024. A decrease in housing prices, together with the high levels of consumer debt and interest rates, could result in declines in consumer spending and reduced economic growth, which may lead to increases in the delinquency levels of our consumer loan and credit card portfolios. In 2024, we recorded charge-offs of ￦263 billion and provisions for credit losses of ￦451 billion in respect of our consumer loan portfolio, compared to charge-offs of ￦302 billion and provisions for credit losses of ￦423 billion in 2023. See “Item 3.D. Risk Factors—Risks relating to our consumer credit portfolio.”

The Korean economy is closely tied to, and is affected by developments in, the global economy. The overall prospects for the Korean and global economy in 2025 and beyond remain uncertain. In recent years, the global financial markets have experienced significant volatility as a result of, among other things:

•	the occurrence of severe health epidemics, including the COVID-19 pandemic;

•

hostilities, political or social tensions involving Russia (including the Russia-Ukraine war and the ensuing sanctions against Russia) and the resulting adverse effects on the global supply of oil and other natural resources and the global financial markets;

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

•

a deterioration in economic and trade relations between the United States and its trading partners, including as a result of the imposition of significant tariffs by the United States on its trading partners, which has been followed by retaliatory tariffs in some cases;

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

In addition, the interest rates on our interest-earning assets and interest-bearing liabilities, and therefore our net interest income, are affected by The Bank of Korea’s policy rates. For example, amid rising concerns of a potential global recession as a result of the COVID-19 pandemic, the Bank of Korea reduced its policy rate to 0.75% in March 2020 and 0.50% in May 2020. However, as the economy began to show signs of recovery from the COVID-19 pandemic starting from the second half of 2021, the Bank of Korea gradually raised its policy rate to pre-pandemic levels of 1.25% from August 2021 through January 2022. Subsequently, in response to rising levels of household debt and inflation in Korea as well as globally, the Bank of Korea continued to raise its policy rate to 3.50% from April 2022 through January 2023. More recently, the Bank of Korea lowered its policy rate to 3.25% in October 2024, 3.00% in November 2024 and 2.75% in February 2025 in response to weak economic conditions in Korea.

We are also exposed to adverse changes and volatility in the global and Korean financial markets as a result of our liabilities and assets denominated in foreign currencies and our holdings of trading and investment securities, including structured products. The value of the Won relative to major foreign currencies in general and the U.S. dollar in particular has depreciated significantly in recent years and has been subject to significant volatility as a result of the COVID-19 pandemic, the Russia-Ukraine war and the ensuing sanctions against Russia, the escalating hostilities in the Middle East following the Israel-Hamas war, the difference in policy rates between the United States and Korea and, more recently, the political instability in Korea relating to the impeachment of former President Yoon in April 2025 following his declaration of martial law in December 2024, among others. A depreciation of the Won will increase our cost of servicing our foreign currency-denominated debt, while continued exchange rate volatility may also result in foreign exchange losses for us. Furthermore, as a result of the deterioration in global and Korean economic conditions, there have been fluctuations in securities prices, including the stock prices of Korean and foreign companies in which we hold an interest. Such developments have resulted in and may lead to further trading and valuation losses on our trading and investment securities portfolio as well as impairment losses on our investments in joint ventures and associates.

As a result of volatile conditions in the Korean and global economies and financial markets, as well as factors such as fluctuations in oil and commodity prices, high inflation rates, difficulties faced by several banks in the United States and Europe, increased uncertainties resulting from geopolitical tensions, interest and exchange rate fluctuations, higher unemployment, lower consumer confidence, stock market volatility, changes in fiscal and monetary policies and continued tensions with North Korea, the economic outlook for the financial services sector in Korea in 2025 and for the foreseeable future remains highly uncertain.

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

	June 30, 2020		Dec. 31, 2020		June 30, 2021		Dec. 31, 2021		June 30, 2022		Dec. 31, 2022		June 30, 2023		Dec. 31, 2023		June 30, 2024		Dec. 31, 2024
KOSPI		2,108.33		2,873.47		3,296.68		2,977.65		2,332.64		2,236.40		2,564.28		2,655.28		2,797.82		2,399.49
￦/US$ exchange rates(1)	￦	1,200.50	￦	1,086.11	￦	1,130.42	￦	1,188.59	￦	1,298.95	￦	1,260.18	￦	1,317.80	￦	1,290.97	￦	1,376.55	￦	1,477.86
Corporate bond rates(2)		1.8%		1.7%		2.0%		2.5%		4.5%		5.5%		5.1%		4.6%		4.1%		3.6%
Treasury bond rates(3)		0.8%		1.0%		1.5%		1.8%		3.5%		3.7%		3.7%		3.2%		3.2%		2.6%

(1)	Represents the noon buying rate on the dates indicated.
(2)	Measured by the yield on three-year Korean corporate bonds rated as A+ by the Korean credit rating agencies.
(3)	Measured by the yield on three-year treasury bonds issued by the Ministry of Economy and Finance of Korea.

Results of Operations

Net Interest Income

The following table shows, for the years indicated, the principal components of our interest income:

	Year ended December 31,						Percentage change
	2022		2023		2024		2023/2022	2024/2023
	(in billions of Won)						(%)
Interest income
Financial assets at fair value through profit or loss	￦	107	￦	192	￦	237	79.4%	23.4%
Financial assets at fair value through other comprehensive income		633		999		1,282	57.8	28.3
Financial assets at amortized cost:
Securities at amortized cost		515		783		643	52.0	(17.9)
Loans and other financial assets at amortized cost:
Interest on due from banks		244		544		624	123.0	14.7
Interest on loans		13,109		18,043		19,117	37.6	6.0
Interest on other receivables		47		81		111	72.3	37.0

Subtotal		13,915		19,450		20,495	39.8	5.4

Total interest income		14,655		20,642		22,013	40.9	6.6

Interest expense
Interest on deposits due to customers		4,121		8,738		9,599	112.0	9.9
Interest on borrowings		598		1,295		1,352	116.6	4.4
Interest on debentures		1,036		1,507		1,760	45.5	16.8
Other interest expense		195		349		399	79.0	14.3
Interest on lease liabilities		8		10		17	25.0	70.0

Total interest expense		5,958		11,899		13,127	99.7	10.3

Net interest income	￦	8,697	￦	8,743	￦	8,886	0.5%	1.6%

Net interest margin(1)		1.96%		1.92%		1.82%

(1)	The ratio of net interest income to average interest-earning assets.

Comparison of 2024 to 2023

Interest Income. Interest income increased 6.6% from ￦20,642 billion in 2023 to ￦22,013 billion in 2024, primarily due to a 6.0% increase in interest on loans, which was enhanced by a 28.3% increase in interest on financial assets at fair value through other comprehensive income. The average balance of interest-earning assets increased by 7.1% from ￦454,538 billion in 2023 to ￦486,927 billion in 2024, primarily due to the growth of our loan portfolio, in particular our commercial and industrial loans and mortgage loans. The effect of such increase was slightly offset by a 2 basis point decrease in the average yield on interest-earning assets from 4.54% in 2023 to 4.52% in 2024, which reflected the lower overall level of interest rates prevailing in Korea in 2024 compared to 2023 in anticipation of a decrease in policy rates, which occurred toward the end of 2024, as discussed above in “—Overview—Trends in the Korean Economy.”

The 6.0% increase in interest on loans from ￦18,043 billion in 2023 to ￦19,117 billion in 2024 was principally due to:

•

an 11.2% increase in the average volume of commercial and industrial loans from ￦165,383 billion in 2023 to ￦183,885 billion in 2024, which was offset in part by a 19 basis point decrease in the average yield on such loans from 5.04% in 2023 to 4.85% in 2024;

•

a 14.6% increase in the average volume of mortgage loans from ￦68,296 billion in 2023 to ￦78,236 billion in 2024, which was offset in part by a 20 basis point decrease in the average yield on such loans from 4.42% in 2023 to 4.22% in 2024; and

•

a 9.0% increase in the average volume of credit card receivables from ￦11,226 billion in 2023 to ￦12,236 billion in 2024, which was enhanced by a 49 basis point increase in the average yield on such receivables from 6.86% in 2023 to 7.35% in 2024.

The average volume of commercial and industrial loans increased primarily due to increased demand from certain borrowers in industries that experienced high growth rates in 2024, as well as increased demand from borrowers in need of financing in light of the continuing uncertainty in the Korean and global financial markets in 2024. The average volume of mortgage loans increased primarily due to an overall increase in the number of houses purchased in Korea, as the Korean real estate market recovered slightly in 2024 compared to 2023, and the average volume of credit card receivables increased primarily due to an increase in card loans. The average yields on commercial and industrial loans and mortgage loans decreased mainly due to the lower overall level of interest rates prevailing in Korea in 2024 compared to 2023 in anticipation of a decrease in policy rates, which occurred toward the end of 2024, while the increase in the average yield on credit card receivables was primarily due to an increase in the proportion of card loans within the portfolio of our overall credit card receivables, which have a relatively higher average yield compared to our other credit card receivables.

Overall, the average volume of loans increased 8.8% from ￦346,171 billion in 2023 to ￦376,581 billion in 2024, while the average yield on loans decreased by 13 basis points from 5.21% in 2023 to 5.08% in 2024.

The 28.3% increase in interest on financial assets at fair value through other comprehensive income from ￦999 billion in 2023 to ￦1,282 billion in 2024 was mainly due to a 55 basis point increase in the average yield on financial assets at fair value through other comprehensive income from 2.90% in 2023 to 3.45% in 2024, which was principally due to a re-balancing of our portfolio of such assets, as we reinvested the proceeds of certain older investments with low interest rates that matured in 2024 at relatively higher interest rate levels. Such increase was enhanced by an 8.0% increase in the average volume of such assets from ￦34,430 billion in 2023 to ￦37,198 billion in 2024, which primarily reflected increases in Won-denominated debt securities from financial institutions and Won-denominated treasury bonds.

Interest Expense. Interest expense increased 10.3% from ￦11,899 billion in 2023 to ￦13,127 billion in 2024, primarily due to a 9.9% increase in interest expense on deposits due to customers, which was enhanced by a 16.8% increase in interest expense on debentures. The average cost of interest-bearing liabilities increased by 7 basis points from 2.73% in 2023 to 2.80% in 2024, which mainly reflected an increase in our external borrowing costs and a delayed reflection of the impact of declining market interest rates in Korea in 2024. The effect of this increase was enhanced by a 7.4% increase in the average balance of interest-bearing liabilities from ￦436,501 billion in 2023 to ￦468,994 billion in 2024, which mainly reflected increases in the average balances of deposits and other interest-bearing liabilities.

The 9.9% increase in interest expense on deposits due to customers from ￦8,738 billion in 2023 to ￦9,599 billion in 2024 resulted mainly from:

•

a 9.0% increase in the average balance of Won-denominated time and savings deposits from ￦262,646 billion in 2023 to ￦286,238 billion in 2024 (with the average cost of such deposits remaining stable at 2.53% between the same period); and

•

a 29 basis point increase in the average cost of other deposits (other than Won-denominated demand deposits, time and savings deposits and certificates of deposit) from 3.18% in 2023 to 3.47% in 2024, which was enhanced by a 7.8% increase in the average balance of such deposits from ￦49,409 billion in 2023 to ￦53,286 billion in 2024.

The increases in the average volumes of Won-denominated time and savings deposits and other deposits mainly reflected customers’ continuing preference for low-risk products and institutions in Korea in light of the continuing uncertainty in financial markets in 2024, as well as customers’ desire to lock in the relatively higher interest rates applicable to such products in anticipation of future declines in interest rates. The increase in the average cost of other deposits mainly reflected a decrease in the proportion of some of our older other deposits with low interest rates coupled with an increase in the proportion of some of our newer other deposits with relatively higher interest rates.

Overall, the average cost of deposits due to customers increased by 4 basis points from 2.63% in 2023 to 2.67% in 2024, while the average volume of deposits due to customers increased 8.0% from ￦332,740 billion in 2023 to ￦359,276 billion in 2024.

The 16.8% increase in interest expense on debentures from ￦1,507 billion in 2023 to ￦1,760 billion in 2024 was due to a 45 basis point increase in the average cost of debentures from 3.57% in 2023 to 4.02% in 2024, which was enhanced by a 3.7% increase in the average balance of debentures from ￦42,230 billion in 2023 to ￦43,774 billion in 2024. The increase in the average cost of debentures was mainly due to a decrease in the proportion of some of our older debentures with low interest rates coupled with an increase in the proportion of some of our newer debentures with relatively higher interest rates, while the increase in the average balance of debentures mainly reflected our increased use of debentures to meet our funding needs.

Net Interest Margin. Net interest margin represents the ratio of net interest income to average interest-earning assets. Our overall net interest margin decreased from 1.92% in 2023 to 1.82% in 2024, as a 1.6% increase in our net interest income from ￦8,743 billion in 2023 to ￦8,886 billion in 2024 was outpaced by a 7.1% increase in the average balance of our interest-earning assets from ￦454,538 billion in 2023 to ￦486,927 billion in 2024. The increase in interest income outpaced the increase in interest expense, resulting in the increase in net interest income. The growth in average interest-earning assets was more than offset by a 7.4% increase in average interest-bearing liabilities from ￦436,501 billion in 2023 to ￦468,994 billion in 2024. The decrease in net interest margin was driven mainly by a decrease in our net interest spread, which represents the difference between the average yield on our interest-earning assets and the average cost of our interest- bearing liabilities, from 1.81% in 2023 to 1.72% in 2024. The decrease in our net interest spread reflected a decrease in the average yield on interest-earning assets coupled with an increase in the average cost of interest-bearing liabilities.

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

Net Interest Margin. Our overall net interest margin decreased from 1.96% in 2022 to 1.92% in 2023, as a 0.5% increase in our net interest income from ￦8,697 billion in 2022 to ￦8,743 billion in 2023 was outpaced by a 2.3% increase in the average balance of our interest-earning assets from ￦444,373 billion in 2022 to ￦454,538 billion in 2023. The increase in interest income outpaced the increase in interest expense, resulting in the increase in net interest income. The growth in average interest-earning assets was mostly offset by an increase in average interest-bearing liabilities from ￦426,482 billion in 2022 to ￦436,501 billion in 2023. The decrease in net interest margin was driven mainly by a decrease in our net interest spread from 1.90% in 2022 to 1.81% in 2023. The decrease in our net interest spread reflected a smaller increase in the yield on interest-earning assets compared to the increase in the average cost of interest-bearing liabilities, primarily due to the earlier adjustment of interest rates on interest-earning assets compared to interest rates on interest-bearing liabilities, as the rate of increase in interest rates slowed down in 2023 compared to 2022.

Impairment Losses Due to Credit Loss

The following table shows, for the years indicated, the components of our impairment losses due to credit loss.

	Year ended December 31,						Percentage change
	2022		2023		2024		2023/2022	2024/2023
	(in billions of Won)						(%)
Reversal of (provision for) impairment loss due to credit loss on financial assets measured at fair value through other comprehensive income	￦	1	￦	(17)	￦	(9)	N/M (1)	(47.1)%
Reversal of (provision for) impairment loss due to credit loss on securities at amortized cost		(3)		(6)		3	100.0%	N/M (1)
Provision for impairment loss due to credit loss on loans and other financial assets at amortized cost		(882)		(1,840)		(1,715)	108.6	(6.8)
Reversal of provision for guarantee (provision for guarantee)		(8)		(4)		5	(50.0)	N/M (1)
Reversal of (provision for) unused loan commitments		6		(29)		(1)	N/M (1)	(96.6)

Total impairment losses due to credit loss	￦	(885)	￦	(1,895)	￦	(1,716)	114.1%	(9.4)%

(1)	N/M = not meaningful.

Comparison of 2024 to 2023

Our impairment losses due to credit loss decreased 9.4% from ￦1,895 billion in 2023 to ￦1,716 billion in 2024, primarily due to a 6.8% decrease in provisions for impairment loss due to credit loss on loans and other financial assets at amortized cost from ￦1,840 billion in 2023 to ￦1,715 billion in 2024. Such decrease in provisions for impairment loss due to credit loss on loans and other financial assets at amortized cost was primarily due to the measures we undertook in 2023 to address a potential increase in credit loss that led to an increase in our provisions in 2023, which did not recur in 2024.

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

Corporate Loans

The following table shows, for the years indicated, certain information regarding our impaired corporate loans (including government loans and bank loans):

	As of December 31,
	2022	2023	2024
Impaired corporate loans as a percentage of total corporate loans	0.5%	0.8%	1.2%
Allowance for credit losses for corporate loans as a percentage of total corporate loans	0.8	1.0	1.1
Allowance for credit losses for corporate loans as a percentage of impaired corporate loans	161.0	127.6	87.3
Net charge-offs of corporate loans as a percentage of total corporate loans	0.0	0.1	0.1

During 2024, impaired corporate loans as a percentage of total corporate loans increased, as our impaired corporate loans increased 62.4% from ￦1,625 billion as of December 31, 2023 to ￦2,639 billion as of December 31, 2024, while our total corporate loans increased 9.4% from ￦201,029 billion as of December 31, 2023 to ￦219,909 billion as of December 31, 2024. Allowance for credit losses for corporate loans as a percentage of total corporate loans also increased during 2024, as an 11.1% increase in our allowance for credit losses for corporate loans from ￦2,074 billion as of December 31, 2023 to ￦2,304 billion as of December 31, 2024 outpaced the increase in our total corporate loans. The increase in our allowance for credit losses for corporate loans was mainly attributable to our measures to address a potential increase in credit loss that could result from a deterioration in the overall asset quality of our corporate loan portfolio caused by the potentially adverse economic conditions in Korea and globally. However, allowance for credit losses as a percentage of impaired corporate loans decreased as the increase in our allowance for credit losses for corporate loans was outpaced by the increase in our impaired corporate loans. Net charge-offs of corporate loans as a percentage of total corporate loans remained stable at 0.1% as of December 31, 2023 and 2024.

During 2023, impaired corporate loans as a percentage of total corporate loans increased, as our impaired corporate loans increased 72.9% from ￦940 billion as of December 31, 2022 to ￦1,625 billion as of December 31, 2023, while our total corporate loans increased 5.2% from ￦191,101 billion as of December 31, 2022 to ￦201,029 billion as of December 31, 2023. Allowance for credit losses for corporate loans as a percentage of total corporate loans also increased during 2023, as a 37.1% increase in our allowance for credit losses for corporate loans from ￦1,513 billion as of December 31, 2022 to ￦2,074 billion as of December 31, 2023 outpaced the increase in our total corporate loans. The increase in our allowance for credit losses for corporate loans was mainly attributable to our measures to address a potential increase in credit loss that could result from a deterioration in the overall asset quality of our corporate loan portfolio caused by the potentially adverse economic conditions in Korea and globally. However, allowance for credit losses as a percentage of impaired corporate loans decreased as the increase in our allowance for credit losses for corporate loans was outpaced by the increase in our impaired corporate loans. Net charge-offs of corporate loans as a percentage of total corporate loans represented 0.0% and 0.1% as of December 31, 2022 and 2023, respectively.

Consumer Loans and Credit Card Balances

The following table shows, for the years indicated, certain information regarding our impaired loans to the consumer sector, excluding credit card balances:

	As of December 31,
	2022	2023	2024
Impaired consumer loans as a percentage of total consumer loans	0.4%	0.4%	0.5%
Allowance for credit losses for consumer loans as a percentage of total consumer loans	0.4	0.4	0.4
Allowance for credit losses for consumer loans as a percentage of impaired consumer loans	91.8	86.0	84.0
Net charge-offs of consumer loans as a percentage of total consumer loans	0.1	0.2	0.1

During 2024, impaired consumer loans as a percentage of total consumer loans increased, as a 21.8% increase in our impaired consumer loans from ￦642 billion as of December 31, 2023 to ￦782 billion as of December 31, 2024 outpaced a 6.1% increase in our total consumer loans from ￦147,137 billion as of December 31, 2023 to ￦156,099 billion as of December 31, 2024. Allowance for credit losses for consumer loans as a percentage of total consumer loans remained relatively stable at 0.4% as of December 31, 2023 and 2024, as a 19.0% increase in our allowance for credit losses for consumer loans from ￦552 billion as of December 31, 2023 to ￦657 billion as of December 31, 2024 was mostly matched by the increase in our total consumer loans. The increases in impaired consumer loans and allowance for credit losses for consumer loans were mainly attributable to a deterioration in the overall asset quality of our consumer loan portfolio caused by the adverse changes in economic conditions in Korea and globally in 2024. However, allowance for credit losses for consumer loans as a percentage of impaired consumer loans decreased, as the increase in impaired consumer loans outpaced the increase in allowance for credit losses for consumer loans. Net charge-offs of consumer loans as a percentage of total consumer decreased from 0.2% as of December 31, 2023 to 0.1% as of December 31, 2024, as a decrease in net charge-offs of consumer loans was enhanced by an increase in total consumer loans.

Our impaired consumer loans and allowance for credit losses for consumer loans, each as a percentage of total consumer loans, remained stable at 0.4% as of each of December 31, 2022 and 2023, as our impaired consumer loans increased 13.8% from ￦564 billion as of December 31, 2022 to ￦642 billion as of December 31, 2023, our allowance for credit losses for consumer loans increased 6.6% from ￦518 billion as of December 31, 2022 to ￦552 billion as of December 31, 2023, and our total consumer loans increased 2.2% from ￦143,940 billion as of December 31, 2022 to ￦147,137 billion as of December 31, 2023. The increases in impaired consumer loans and allowance for credit losses for consumer loans were mainly attributable to the expected deterioration in the overall asset quality of our consumer loan portfolio caused by the adverse changes in economic conditions in Korea and globally in 2023. However, allowance for credit losses for consumer loans as a percentage of impaired consumer loans decreased, as the increase in impaired consumer loans outpaced the increase in allowance for credit losses for consumer loans. Net charge-offs of consumer loans as a percentage of total consumer loans increased from 0.1% as of December 31, 2022 to 0.2% as of December 31, 2023, as the increase in net charge-offs of consumer loans outpaced the increase in total consumer loans.

The following table shows, for the years indicated, certain information regarding our impaired credit card balances:

	As of December 31,
	2022	2023	2024
Impaired credit card balances as a percentage of total credit card balances(1)	1.7%	2.0%	2.2%
Allowance for credit losses for credit card balances as a percentage of total credit card balances(1)	2.9	2.8	3.2
Allowance for credit losses for credit card balances as a percentage of impaired credit card balances(1)	169.3	137.9	141.4
Net charge-offs of credit card balances as a percentage of total credit card balances(1)	1.6	2.2	2.1

(1)	Includes corporate credit card balances.

During 2024, impaired credit card balances and allowance for credit losses for credit card balances, each as a percentage of total credit card balances, increased mainly because the effect of a deterioration in the overall credit quality of our credit card portfolio was enhanced by a 0.3% decrease in total credit card balances from ￦12,532 billion as of December 31, 2023 to ￦12,489 billion as of December 31, 2024. Moreover, allowance for credit losses for credit card balances as a percentage of impaired credit card balances increased, as a 13.5% increase in our allowance for credit losses for credit card balances from ￦349 billion as of December 31, 2023 to ￦396 billion as of December 31, 2024 outpaced a 10.7% increase in impaired credit card balances from ￦253 billion as of December 31, 2023 to ￦280 billion as of December 31, 2024. Net charge-offs of credit card balances as a percentage of total credit card balances decreased from 2.2% as of December 31, 2023 to 2.1% as of December 31, 2024, as the decrease in net charge-offs of credit card balances outpaced the decrease in total credit card balances.

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

Net Fees and Commissions Income

The following table shows, for the years indicated, the components of our net fees and commissions income:

	Year ended December 31,						Percentage change
	2022		2023		2024		2023/2022	2024/2023
	(in billions of Won)						(%)
Fees and commissions income	￦	2,500	￦	2,566	￦	2,874	2.6%	12.0%
Fees and commissions expense		(790)		(845)		(788)	7.0	(6.7)

Total fees and commissions income, net	￦	1,710	￦	1,720	￦	2,086	0.6%	21.3%

Comparison of 2024 to 2023

Our net fees and commissions income increased 21.3% from ￦1,720 billion in 2023 to ￦2,086 billion in 2024, due to a 12.0% increase in fees and commissions income from ￦2,566 billion in 2023 to ￦2,874 billion in 2024, the effect of which was enhanced by a 6.7% decrease in fees and commissions expense from ￦845 billion in 2023 to ￦788 billion in 2024.

The 12.0% increase in fees and commissions income was primarily due to a 27.8% increase in fees and commissions received related to leases from ￦698 billion in 2023 to ￦892 billion in 2024, which was enhanced by a 39.9% increase in other miscellaneous fees received from ￦193 billion in 2023 to ￦270 billion in 2024. The increase in fees and commissions received related to leases was mainly due to an increase in fees and commissions received relating to leases of Woori Financial Capital and the increase in other miscellaneous fees received was mainly due to an increase in project financing fees received.

The 6.7% decrease in fees and commissions expense was primarily due to a 12.7% decrease in credit card commissions paid from ￦489 billion in 2023 to ￦427 billion in 2024. The decrease in credit card commissions paid was mainly the result of our efforts to enhance the efficiency of our credit card marketing activities.

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

Net Gain on Financial Instruments

The following table shows, for the years indicated, the components of our net gain on financial instruments:

	Year ended December 31,						Percentage change
	2022		2023		2024		2023/2022	2024/2023
	(in billions of Won)						(%)
Net gain on financial instruments at fair value through profit or loss	￦	239	￦	488	￦	1,493	104.2%	205.9%
Net gain (loss) on financial assets at fair value through other comprehensive income		(21)		(38)		97	81.0	N/M (1)
Net gain arising on financial assets at amortized cost		74		204		287	175.7	40.7

Total net gain on financial instruments	￦	291	￦	655	￦	1,876	125.1%	186.4%

(1)	N/M = not meaningful.

Comparison of 2024 to 2023

Our net gain on financial instruments increased 186.4% from ￦655 billion in 2023 to ￦1,876 billion in 2024. Such increase was primarily attributable to a 205.9% increase in net gain on financial instruments at fair value through profit or loss from ￦488 billion in 2023 to ￦1,493 billion in 2024, which was enhanced by a change in net gain (loss) on financial assets at fair value through other comprehensive income from a net loss of ￦38 billion in 2023 to a net gain of ￦97 billion in 2024.

The 205.9% increase in net gain on financial instruments at fair value through profit or loss resulted mainly from a six-fold increase in net gain on the transactions and valuation of currency derivatives held for trading from ￦149 billion in 2023 to ￦1,084 billion in 2024, which was enhanced by a change in net gain (loss) on the transactions and valuation of interest rate derivatives held for trading from a net loss of ￦249 billion in 2023 to a net gain of ￦36 billion in 2024. This was offset in part by a 43.3% decrease in net gain on transactions and valuation of securities at fair value through profit or loss from ￦698 billion in 2023 to ￦396 billion in 2024.

The change in net gain (loss) on financial assets at fair value through other comprehensive income was due to a change in net gain (loss) on transaction of securities at fair value through other comprehensive income from a net loss of ￦38 billion in 2023 to a net gain of ￦97 billion in 2024.

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

General and Administrative Expenses

The following table shows, for the years indicated, the components of our general and administrative expenses:

	Year ended December 31,						Percentage change
	2022		2023		2024		2023/2022	2024/2023
	(in billions of Won)						(%)
Employee benefits	￦	2,912	￦	2,729	￦	2,738	(6.3)%	0.3%
Depreciation and amortization		522		503		540	(3.6)	7.4
Other general and administrative expenses		1,096		1,212		1,192	10.6	(1.7)

General and administrative expenses	￦	4,530	￦	4,443	￦	4,469	(1.9)%	0.6%

Comparison of 2024 to 2023

Our general and administrative expenses increased 0.6% from ￦4,443 billion in 2023 to ￦4,469 billion in 2024, due to a 7.4% increase in depreciation and amortization expenses from ￦503 billion in 2023 to ￦540 billion in 2024 and a 0.3% increase in employee benefits from ￦2,729 billion in 2023 to ￦2,738 billion in 2024, the effects of which were offset in part by a 1.7% decrease in other general and administrative expenses from ￦1,212 billion in 2023 to ￦1,192 billion in 2024.

The 7.4% increase in depreciation and amortization expenses was mainly due to an increase in Woori Bank’s investments in its information technology system.

The 0.3% increase in employee benefits was primarily due to a 5.9% increase in short-term employee benefits, which include salaries and employee fringe benefits, from ￦2,431 billion in 2023 to ￦2,574 billion in 2024, which was enhanced by a 12.5% increase in retirement benefit service costs from ￦120 billion in 2023 to ￦135 billion in 2024 and a 115.4% increase in share-based payments from ￦13 billion in 2023 to ￦28 billion in 2024. Such increases were mostly offset by a 98.8% decrease in termination expenses from ￦165 billion in 2023 to ￦2 billion in 2024. The increase in short-term employee benefits was principally due to an increase in salaries paid. The increase in retirement benefit service costs was mainly due to a general increase in wages, while the increase in share-based payments was mostly due to a general increase in wages, as well as an increase in the price of our shares. The decrease in termination expenses mainly reflected a delay in the recognition of our early retirement expenses for 2024 from the fourth quarter of 2024 to the first quarter of 2025.

The 1.7% decrease in other general and administrative expenses was principally due to a decrease in miscellaneous other expenses, which in turn reflected our efforts to decrease our promotional expenses, including through the reduction of promotional gifts to customers, the effect of which was offset in part by increases in expenses relating to taxes and public dues and service charges.

Comparison of 2023 to 2022

Our general and administrative expenses decreased 1.9% from ￦4,530 billion in 2022 to ￦4,443 billion in 2023, primarily due to a 6.3% decrease in employee benefits from ￦2,912 billion in 2022 to ￦2,729 billion in 2023, which was significantly offset by a 10.6% increase in other general and administrative expenses from ￦1,096 billion in 2022 to ￦1,212 billion in 2023.

The 6.3% decrease in employee benefits was primarily due to a 5.4% decrease in short-term employee benefits from ￦2,571 billion in 2022 to ￦2,431 billion in 2023, which was enhanced by a 29.0% decrease in retirement benefit service costs from ￦169 billion in 2022 to ￦120 billion in 2023. The decrease in short-term employee benefits was principally due to a decrease in employee salaries, which was in turn mainly due to a decrease in the amount of performance bonuses paid. The decrease in retirement benefit service costs was principally due to a decrease in the required amount we set aside for our retirement reserve funds, resulting from an increase in the discount rates that we use to calculate such amount due to the higher overall interest rates prevailing in Korea in 2023 compared to 2022.

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

Other Net Operating Expenses

The following table shows, for the years indicated, the components of our other net operating expenses:

	Year ended December 31,						Percentage change
	2022		2023		2024		2023/2022	2024/2023
	(in billions of Won)						(%)
Other operating income	￦	1,982	￦	1,841	￦	1,289	(7.1)%	(30.0)%
Other operating expenses		(2,994)		(3,362)		(4,008)	12.3	19.2

Total other net operating expenses	￦	(1,012)	￦	(1,521)	￦	(2,719)	50.3%	78.8%

Comparison of 2024 to 2023

Our other net operating expenses increased 78.8% from ￦1,521 billion in 2023 to ￦2,719 billion in 2024, as a 19.2% increase in other operating expenses from ￦3,362 billion in 2023 to ￦4,008 billion in 2024 was enhanced by a 30.0% decrease in other operating income from ￦1,841 billion in 2023 to ￦1,289 billion in 2024.

Other operating expenses include principally losses on transaction of foreign exchange, KDIC deposit insurance premiums, contributions to miscellaneous funds, losses related to derivatives designated for hedging, losses on fair value hedged items and miscellaneous other operating expenses. The 19.2% increase in other operating expenses was primarily the result of a 35.4% increase in losses on transaction of foreign exchange from ￦1,296 billion in 2023 to ￦1,755 billion in 2024, which was enhanced by a 7.8% increase in miscellaneous other operating expenses from ￦1,040 billion in 2023 to ￦1,121 billion in 2024 and a 17.4% increase in contribution to miscellaneous funds from ￦454 billion in 2023 to ￦533 billion in 2024. On a net basis, net gain (loss) on transaction of foreign exchange changed from a net gain of ￦133 billion in 2023 to a net loss of ￦1,032 billion in 2024, as the increase in losses on transaction of foreign exchange, which was principally due to higher exchange rate volatility in 2024 compared to 2023, was enhanced significantly by a 49.4% decrease in gains on transaction of foreign exchange from ￦1,429 billion in 2023 to ￦723 billion in 2024, which is recorded as part of other operating income. The increase in miscellaneous other operating expenses was primarily due to an increase in lease depreciation costs resulting from an increase in Woori Financial Capital’s operating lease assets, while the increase in contributions to miscellaneous funds primarily reflected an increase in contributions to funds that support small- and medium-sized enterprises.

Other operating income includes principally gains on transaction of foreign exchange, gains related to derivatives designated for hedging, gains on fair value hedged items and miscellaneous other operating income. The 30.0% decrease in other operating income was mainly attributable to a 49.4% decrease in gains on transaction of foreign exchange from ￦1,429 billion in 2023 to ￦723 billion in 2024, which was in turn primarily due to higher exchange rate volatility in 2024 compared to 2023.

Comparison of 2023 to 2022

Our other net operating expenses increased 50.3% from ￦1,012 billion in 2022 to ￦1,521 billion in 2023, as a 12.3% increase in other operating expenses from ￦2,994 billion in 2022 to ￦3,362 billion in 2023 was enhanced by a 7.1% decrease in other operating income from ￦1,982 billion in 2022 to ￦1,841 billion in 2023.

The 12.3% increase in other operating expenses was primarily the result of a 41.3% increase in miscellaneous other operating expenses from ￦736 billion in 2022 to ￦1,040 billion in 2023, which was enhanced by a 9.6% increase in loss on transaction of foreign exchange from ￦1,182 billion in 2022 to ￦1,296 billion in 2023. Such increases were offset in part by an 85.6% decrease in losses related to derivatives designated for hedging from ￦250 billion in 2022 to ￦36 billion in 2023. The increase in miscellaneous other operating expenses was primarily due to an increase in lease depreciation costs resulting from an increase in Woori Financial Capital’s operating lease assets. The increase in losses on transaction of foreign exchange, which was principally due to higher exchange rate volatility in 2023 compared to 2022, was offset in small part by a 1.9% increase in gains on transaction of foreign exchange from ￦1,403 billion in 2022 to ￦1,429 billion in 2023, which is recorded as part of other operating income. On a net basis, net gain on transaction of foreign exchange decreased 39.8% from ￦221 billion in 2022 to ￦133 billion in 2023. The decrease in losses related to derivatives designated for hedging was primarily due to lower interest rate volatility in 2023 compared to 2022.

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

Net Other Non-operating Expenses

The following table shows, for the years indicated, the components of our net other non-operating expenses:

	Year ended December 31,						Percentage change
	2022		2023		2024		2023/2022		2024/2023
	(in billions of Won)						(%)
Other non-operating income	￦	159	￦	118	￦	88	(25.8)%		(25.4)%
Other non-operating expenses		(112)		(209)		(197)	86.6		(5.7)

Total net other non-operating income (expenses)	￦	47	￦	(91)	￦	(109)	N/M	(1)	19.8%

(1)	N/M = not meaningful.

Comparison of 2024 to 2023

Our net other non-operating expenses increased 19.8% from ￦91 billion in 2023 to ￦109 billion in 2024, due to a 25.4% decrease in other non-operating income from ￦118 billion in 2023 to ￦88 billion in 2024, which was offset in part by a 5.7% decrease in other non-operating expenses from ￦209 billion in 2023 to ￦197 billion in 2024.

Other non-operating income includes principally rental fee income, gain on disposal of investments in joint ventures and associates, gain on disposal of premises and equipment, intangible assets and other assets, reversal of impairment loss on premises and equipment, intangible assets and other assets and miscellaneous other non-operating income. The 25.4% decrease in other non-operating income was primarily attributable to a 28.3% decrease in miscellaneous other non-operating income from ￦53 billion in 2023 to ￦38 billion in 2024 and a 39.4% decrease in gains on disposal of investments in joint ventures and associates from ￦33 billion in 2023 to ￦20 billion in 2024. The decrease in miscellaneous other non-operating income was mainly due to a reversal of provisions for other liabilities in 2023 that was not repeated in 2024, following the confirmation of certain regulatory fines that were lower than provisioned for, while the decrease in gains on disposal of investments in joint ventures and associates was mainly due to gains from the disposal of certain equity investments in 2023 that were comparatively less in 2024.

Other non-operating expenses include principally depreciation on investment properties, operating expenses on investment properties, losses on disposal of investments in joint ventures and associates, losses on disposal of premises and equipment, intangible assets and other assets, impairment losses on premises and equipment, intangible assets and other assets, donations and miscellaneous other non-operating expenses. The 5.7% decrease in other non-operating expenses was primarily attributable to a 54.1% decrease in miscellaneous other non-operating expenses from ￦135 billion in 2023 to ￦62 billion in 2024, which was offset in large part by an 85.9% increase in donations. The decrease in miscellaneous other non-operating expenses was in turn attributable to one-time provisions we established for losses relating to the reimbursements we made in 2023 in order to compensate our consumers for their losses in certain funds, which was not repeated in 2024.

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

Share of Gain (Loss) on Joint Ventures and Associates

Comparison of 2024 to 2023

Our share of gain on joint ventures and associates decreased 30.9% from ￦110 billion 2023 to ￦76 billion in 2024. Such decrease was primarily due to a 27.8% decrease in our gains on valuation of investments in joint ventures and associates from ￦133 billion in 2023 to ￦96 billion in 2024, resulting mainly from a decrease in the share of profits from Lotte Card Co., Ltd.

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

Comparison of 2024 to 2023

Income tax expense increased 18.0% from ￦891 billion in 2023 to ￦1,051 billion in 2024, mainly as a result of a 20.1% increase in our net income before income tax expense from ￦3,517 billion in 2023 to ￦4,223 billion in 2024. Our effective tax rate was 25.3% in 2023 and 24.9% in 2024.

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

Net Income

Comparison of 2024 to 2023

Due to the factors described above, our net income increased by 20.7% from ￦2,627 billion in 2023 to ￦3,171 billion in 2024.

Comparison of 2023 to 2022

Due to the factors described above, our net income decreased by 22.0% from ￦3,369 billion in 2022 to ￦2,627 billion in 2023.

Results by Principal Business Segment

We compile and analyze financial information for our business segments based upon segment information used by our management for the purposes of resource allocation and performance evaluation. We currently have five operational business segments: banking, credit card, capital, investment securities and other operations.

The following table shows, for the years indicated, our results of operations by segment:

	Net income (loss) Year ended December 31,						Net operating income (expense)(1) Year ended December 31,
	2022		2023		2024		2022		2023		2024
	(in billions of Won)
Banking	￦	2,949	￦	2,515	￦	3,047	￦	3,783	￦	3,317	￦	4,069
Credit card		205		112		148		285		147		192
Capital		183		128		141		252		168		188
Investment securities		92		(53)		3		123		(67)		(7)
Others		1,265		1,421		1,110		1,292		1,450		1,112

Total(2)	￦	4,694	￦	4,123	￦	4,449	￦	5,735	￦	5,016	￦	5,554

(1)	Comprises net interest income (expense) and net non-interest income (expense) after general and administrative expenses and impairment losses due to credit losses.
(2)	Before adjustments for consolidation, inter-segment transactions and certain differences in classification under our management reporting system.

Banking

This segment primarily consists of the banking operations of Woori Bank and its overseas subsidiaries. Woori Bank provides a wide range of banking and other financial services to large corporations, small- and medium-sized enterprises and individuals in Korea. The following table shows, for the years indicated, our income statement data for this segment:

	Year ended December 31,						Percentage change
	2022		2023		2024		2023/2022	2024/2023
	(in billions of Won)						(%)
Income statement data
Net interest income	￦	6,604	￦	6,536	￦	6,542	(1.0)%	0.1%
Non-interest income		1,521		1,475		1,945	(3.0)	31.9
Impairment losses due to credit loss		(427)		(895)		(671)	109.6	(25.0)
General and administrative expenses		(3,915)		(3,799)		(3,747)	(3.0)	(1.4)

Net operating income		3,783		3,317		4,069	(12.3)	22.7
Non-operating income (expenses)		142		12		(60)	(91.5)	N/M (1)

Net income before tax		3,925		3,329		4,009	(15.2)	20.4
Tax expense		(976)		(814)		(962)	(16.6)	18.2

Net income	￦	2,949	￦	2,515	￦	3,047	(14.7)%	21.2%

(1)	N/M = not meaningful.

Comparison of 2024 to 2023

Our net income before tax for this segment increased 20.4% from ￦3,329 billion in 2023 to ￦4,009 billion in 2024. Net income after tax also increased 21.2% from ￦2,515 billion in 2023 to ￦3,047 billion in 2024.

Net interest income for this segment increased 0.1% from ￦6,536 billion in 2023 to ￦6,542 billion in 2024, primarily reflecting an increase in interest income for this segment, which in turn primarily reflected an increase in the average balance of our interest-earning assets, including corporate loans, which was mostly offset by a decrease in the average yield on such assets. Such increase in interest income was mostly offset by an increase in the interest expenses for this segment, which was primarily due to an increase in the average cost of deposits.

Non-interest income attributable to this segment increased 31.9% from ￦1,475 billion in 2023 to ￦1,945 billion in 2024, primarily due to increases in fees received on sales of asset management products, gains from sales of loan receivables and gains on securities held for trading.

Impairment losses due to credit loss for this segment decreased by 25.0% from ￦895 billion in 2023 to ￦671 billion in 2024, primarily due to the measures we undertook in 2023 to address a potential increase in credit loss that led to an increase in our provisions in 2023, which did not recur in 2024.

General and administrative expenses attributable to this segment decreased 1.4% from ￦3,799 billion in 2023 to ￦3,747 billion in 2024, mainly due to a delay in the recognition of our early retirement expenses for 2024 from the fourth quarter of 2024 to the first quarter of 2025.

Non-operating income (expenses) for this segment changed from non-operating income of ￦12 billion in 2023 to non-operating expenses of ￦60 billion in 2024, primarily due to a decrease in gains from the disposal of certain equity investments in 2023 that were comparatively less in 2024.

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

General and administrative expenses attributable to this segment decreased 3.0% from ￦3,915 billion in 2022 to ￦3,799 billion in 2023, mainly due to a decrease in our employee-related expenses.

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

Credit Card

This segment consists of the credit card operations of Woori Card. Woori Card offers credit card products and services mainly to consumers and corporate customers in Korea. The following table shows, for the years indicated, our income statement data for this segment:

	Year ended December 31,						Percentage change
	2022		2023		2024		2023/2022	2024/2023
	(in billions of Won)						(%)
Income statement data
Net interest income	￦	675	￦	667	￦	706	(1.2)%	5.8%
Non-interest income		111		122		192	9.9	57.4
Impairment losses due to credit loss		(239)		(356)		(404)	49.0	13.5
General and administrative expenses		(263)		(285)		(302)	8.4	6.0

Net operating income		285		147		192	(48.4)	30.6
Non-operating expense		(6)		(4)		(4)	(33.3)	0.0

Net income before tax		279		143		188	(48.7)	31.5
Tax expense		(74)		(31)		(40)	(58.1)	29.0

Net income	￦	205	￦	112	￦	148	(45.4)%	32.1%

Comparison of 2024 to 2023

Our net income before tax for this segment increased 31.5% from ￦143 billion in 2023 to ￦188 billion in 2024. Net income after tax also increased 32.1% from ￦112 billion in 2023 to ￦148 billion in 2024.

Net interest income for this segment increased 5.8% from ￦667 billion in 2023 to ￦706 billion in 2024, primarily due to an increase in the average volume of our credit card receivables, which was enhanced by an increase in the average yield on such receivables.

Non-interest income attributable to this segment increased 57.4% from ￦122 billion in 2023 to ￦192 billion in 2024, mainly due to increased profitability through improvements to our recruitment and marketing efficiencies.

Impairment losses due to credit loss for this segment increased 13.5% from ￦356 billion in 2023 to ￦404 billion in 2024, primarily as a result of an increase in provisions for impairment losses on credit card receivables, including cash advances and installment payments.

General and administrative expenses attributable to this segment increased 6.0% from ￦285 billion in 2023 to ￦302 billion in 2024, mainly due to an increase in IT-related expenses resulting from the establishment of our in-house merchant network.

Non-operating expense for this segment remained stable at ￦4 billion in 2023 and 2024.

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

General and administrative expenses attributable to this segment increased 8.4% from ￦263 billion in 2022 to ￦285 billion in 2023, mainly due to increases in expenses resulting from the full-year effect of our acquisition of PT Woori Finance Indonesia, Tbk (formerly PT Batavia Prosperindo Finance, Tbk) in August 2022.

Non-operating expense for this segment decreased 33.3% from ￦6 billion in 2022 to ￦4 billion in 2023, mainly as a result of a decrease in miscellaneous fees and commissions paid.

Capital

This segment consists of the capital operations of Woori Financial Capital. Woori Financial Capital mainly provides installment finance services and loan services including lease financing. The following table shows, for the year indicated, our income statement data for this segment:

	Year ended December 31,						Percentage change
	2022		2023		2024		2023/2022	2024/2023
	(in billions of Won)						(%)
Income statement data
Net interest income	￦	376	￦	324	￦	232	(13.8)%	(28.4)%
Non-interest income		83		129		144	55.4	11.6
Impairment losses due to credit loss		(108)		(189)		(84)	75.0	(55.6)
General and administrative expenses		(100)		(96)		(104)	(4.0)	8.3

Net operating income		252		168		188	(33.3)	11.9
Non-operating expense		(0)		(2)		(4)	N/A (1)	100.0

Net income before tax		251		166		184	(33.9)	10.8
Tax expense		(68)		(39)		(43)	(42.6)	10.3

Net income	￦	183	￦	128	￦	141	(30.1)%	10.2%

(1)	N/A = not applicable.

Comparison of 2024 to 2023

Our net income before tax for this segment increased 10.8% from ￦166 billion in 2023 to ￦184 billion in 2024. Net income after tax also increased 10.2% from ￦128 billion in 2023 to ￦141 billion in 2024.

Net interest income for this segment decreased 28.4% from ￦324 billion in 2023 to ￦232 billion in 2024, primarily due to a decrease in the average balance of our interest-earning assets, which was enhanced by an increase in the average cost of our interest-bearing liabilities.

Non-interest income attributable to this segment increased 11.6% from ￦129 billion in 2023 to ￦144 billion in 2024, mainly due to an increase in gains on lease-related income, resulting from an increase in our lease assets.

Impairment losses due to credit loss for this segment decreased 55.6% from ￦189 billion in 2023 to ￦84 billion in 2024, primarily as a result of our pre-emptive increase of provisions for impairment losses in 2023, which did not recur in 2024, as well as our active efforts to sell our non-performing loans.

General and administrative expenses attributable to this segment increased 8.3% from ￦96 billion in 2023 to ￦104 billion in 2024, mainly due to increases in employee-related expenses and IT expenses.

Non-operating expenses for this segment increased 100.0% from ￦2 billion in 2023 to ￦4 billion in 2024, mainly due to an increase in donations.

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

General and administrative expenses attributable to this segment decreased 4.0% from ￦100 billion in 2022 to ￦96 billion in 2023, mainly due to decreases in our employee-related expenses as well as advertising and promotional expenses.

Non-operating expenses for this segment increased from ￦0 billion in 2022 to ￦2 billion in 2023, mainly due to a decrease in our gains on investments in our associates.

Investment Securities

This segment consists of the investment securities operations of Woori Investment Securities and, prior to August 2024, Woori Investment Bank. Woori Investment Securities was formerly known as Korea Foss Securities, which merged with Woori Investment Bank in August 2024. Woori Investment Securities operates a comprehensive investment securities business, which encompasses investment banking, securities brokerage, wealth management, and proprietary trading. The following table shows, for the years indicated, our income statement data for this segment:

	Year ended December 31,						Percentage change
	2022		2023		2024		2023/2022		2024/2023
	(in billions of Won)						(%)
Income statement data
Net interest income	￦	118	￦	100	￦	107	(15.3)%		7.0%
Non-interest income		83		45		52	(45.8)		15.6
Impairment losses due to credit loss		(16)		(160)		(91)	900.0		(43.1)
General and administrative expenses		(62)		(51)		(74)	(17.7)		45.1

Net operating income (expense)		123		(67)		(7)	N/M	(1)	(89.6)
Non-operating income (expense)		(1)		(1)		8	(0.0)		N/M (1)

Net income (loss) before tax		122		(68)		0	N/M	(1)	N/M (1)
Tax benefit (expense)		(30)		14		2	N/M	(1)	(85.7)

Net income (loss)	￦	92	￦	(53)	￦	3	N/M	(1)	N/M (1)

(1)	N/M = not meaningful.

Comparison of 2024 to 2023

Our net income (loss) before tax for this segment changed from net losses of ￦68 billion in 2023 to net income of ￦0 billion in 2024. Net income (loss) after tax also changed from net loss of ￦53 billion in 2023 to net income of ￦3 billion in 2024.

Net interest income for this segment, which consists mainly of interest income from financing provided to corporations, increased 7.0% from ￦100 billion in 2023 to ￦107 billion in 2024, primarily reflecting the additional interest income attributable to Korea Foss Securities, which merged with Woori Investment Bank in August 2024, as well as an expansion of our portfolio of interest-earning securities following the merger.

Non-interest income attributable to this segment increased 15.6% from ￦45 billion in 2023 to ￦52 billion in 2024, mainly due to the additional non-interest income attributable to Korea Foss Securities.

Impairment losses due to credit loss for this segment decreased 43.1% from ￦160 billion in 2023 to ￦91 billion in 2024, primarily as a result of our pre-emptive increase of provisions for impairment losses in 2023, which did not recur in 2024.

General and administrative expenses attributable to this segment increased 45.1% from ￦51 billion in 2023 to ￦74 billion in 2024, mainly due to the acquisition of Korea Foss Securities and its merger with Woori

Investment Bank in August 2024, which led to increases in other expenses, depreciation expenses and salary expenses in this segment, as well as an increase in other employee-related expenses as we hired new employees following the merger to further expand the operations of Woori Investment Securities.

Comparison of 2023 to 2022

Our net income (loss) before tax for this segment changed from net income of ￦122 billion in 2022 to net losses of ￦68 billion in 2023. Net income (loss) after tax also changed from net income of ￦92 billion in 2022 to net losses of ￦53 billion in 2023.

Net interest income for this segment decreased 15.3% from ￦118 billion in 2022 to ￦100 billion in 2023, primarily reflecting a smaller increase in the average yields on our corporate financing compared to the increase in the average costs of our corporate debt.

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

General and administrative expenses attributable to this segment decreased 17.7% from ￦62 billion in 2022 to ￦51 billion in 2023, mainly due to a decrease in the amount of performance bonuses paid in 2023 compared to 2022.

Others

Other operations include the operations of Woori Financial Group and all of our subsidiaries (other than Woori Bank, Woori Card, Woori Financial Capital and Woori Investment Securities), including Woori Asset Trust, Woori Savings Bank, Woori Asset Management (which merged with Woori Global Asset Management in January 2024), Woori Credit Information, Woori Fund Service, Woori Private Equity Asset Management, Woori FIS, Woori Finance Research, Woori Financial F&I (which we established in January 2022) and Woori Venture Partners (which we acquired in March 2023). The following table shows, for the years indicated, our income statement data for this segment:

	Year ended December 31,						Percentage change
	2022		2023		2024		2023/2022	2024/2023
	(in billions of Won)						(%)
Income statement data
Net interest income	￦	74	￦	115	￦	130	55.4%	13.0%
Non-interest income		1,750		2,011		1,579	14.9	(21.5)
Impairment losses due to credit loss		(38)		(120)		(177)	215.8	47.5
General and administrative expenses		(494)		(556)		(420)	12.6	(24.5)

Net operating income		1,292		1,450		1,112	12.2	(23.3)
Non-operating income (expenses)		(0)		2		16	N/A (1)	700.0

Net income before tax		1,292		1,453		1,128	12.5	(22.4)
Tax expense		(27)		(32)		(18)	18.5	(43.8)

Net income	￦	1,265	￦	1,421	￦	1,110	12.3%	(21.9)%

(1)	N/A = not applicable.

Comparison of 2024 to 2023

Our net income before tax for this segment decreased 22.4% from ￦1,453 billion in 2023 to ￦1,128 billion in 2024. Net income after tax also decreased 21.9% from ￦1,421 billion in 2023 to ￦1,110 billion in 2024.

Net interest income for this segment increased 13.0% from ￦115 billion in 2023 to ￦130 billion in 2024, primarily due to increases in the assets managed by Woori Financial F&I and the trust balance at Woori Asset Trust.

Non-interest income attributable to this segment decreased 21.5% from ￦2,011 billion in 2023 to ￦1,579 billion in 2024, primarily as a result of a decrease in the trust and other fiduciary fees received, which was in turn due to a downturn in the real estate project financing industry.

Impairment losses due to credit loss for this segment increased 47.5% from ￦120 billion in 2023 to ￦177 billion in 2024, primarily as a result of an overall increase in the delinquency ratios of our subsidiaries in this segment.

General and administrative expenses attributable to this segment decreased 24.5% from ￦556 billion in 2023 to ￦420 billion in 2024, mainly due to a restructuring of our group-wide IT governance system, which resulted in a decrease in certain employee-related expenses.

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

General and administrative expenses attributable to this segment increased 12.6% from ￦494 billion in 2022 to ￦556 billion in 2023, mainly due to increases in salaries resulting from our addition of Woori Venture Partners as a consolidated subsidiary in March 2023, as well as an increase in expenses related to early retirement programs.

Item 5.B.	Liquidity and Capital Resources

Financial Condition

Assets

The following table sets forth, as of the dates indicated, the principal components of our assets:

	As of December 31,				Percentage change
	2023		2024		2024/2023
	(in billions of Won)				(%)
Cash and cash equivalents	￦	30,557	￦	27,281	(10.7)%
Financial assets at fair value through profit or loss		21,545		25,203	17.0
Financial assets at fair value through other comprehensive income		37,891		43,798	15.6
Securities at amortized cost		23,996		19,203	(20.0)
Loans and other financial assets at amortized cost:		373,148		398,472	6.8
Due from banks(1)		1,951		2,631	34.9
Loans(1)		358,577		386,069	7.7
Loans in local currency		298,158		315,597	5.8
Loans in foreign currencies		28,585		33,167	16.0
Domestic banker’s usance		2,727		2,804	2.8
Credit card accounts		12,532		12,489	(0.3)
Bills bought in foreign currencies		4,216		4,328	2.7
Bills bought in local currency		496		225	(54.6)
Factoring receivables		9		6	(33.3)
Advances for customers on guarantees		10		10	0.0
Privately placed bonds		688		445	(35.3)
Securitized loans		3,203		3,301	3.1
Call loans		2,720		1,847	(32.1)
Bonds purchased under resale agreements		3,356		10,551	214.4
Financial lease receivables		1,362		1,107	(18.7)
Installment financial bonds		2,636		2,621	(0.6)
Others		0		—	N/A (2)
Loan origination costs and fees		866		939	8.4
Discounted present value		(11)		(9)	(18.2)
Allowance for credit losses		(2,975)		(3,358)	12.9
Other financial assets(1)		12,620		9,772	(22.6)
Investments in joint ventures and associates		1,795		1,749	(2.6)
Investment properties		473		451	(4.7)
Premises and equipment		3,177		3,371	6.1
Other assets(3)		5,423		6,227	14.8

Total assets	￦	498,005	￦	525,753	5.6%

(1)	Net of allowance for credit losses.
(2)	N/A = not applicable.
(3)	Includes intangible assets, assets held for sale, net defined benefit assets, current tax assets, deferred tax assets, derivative assets designated for hedging and other assets.

For further information on our assets, see “Item 4.B. Business Overview—Assets and Liabilities.”

Our total assets increased 5.6% from ￦498,005 billion as of December 31, 2023 to ￦525,753 billion as of December 31, 2024, principally due to a 7.7% increase in loans from ￦358,577 billion as of December 31, 2023 to ￦386,069 billion as of December 31, 2024, which was enhanced by a 15.6% increase in financial assets at fair value through other comprehensive income from ￦37,891 billion as of December 31, 2023 to ￦43,798 billion as of December 31, 2024. Such increases were offset in part by a 20.0% decrease in securities at amortized cost from ￦23,996 billion as of December 31, 2023 to ￦19,203 billion as of December 31, 2024.

The increase in loans was primarily attributable to a 5.8% increase in loans in local currency from ￦298,158 billion as of December 31, 2023 to ￦315,597 billion as of December 31, 2024, which was enhanced by a more than two-fold increase in bonds purchased under resale agreements from ￦3,356 billion as of December 31, 2023 to ￦10,551 billion as of December 31, 2024 and a 16.0% increase in loans in foreign currencies from ￦28,585 billion as of December 31, 2023 to ￦33,167 billion as of December 31, 2024.

The increase in financial assets at fair value through other comprehensive income was primarily due to a 21.3% increase in debt securities from financial institutions from ￦20,886 billion as of December 31, 2023 to ￦25,340 billion as of December 31, 2024, which was in turn due to an increase in our purchases of such debt securities in anticipation of a future decrease in interest rates.

The decrease in securities at amortized cost was primarily attributable to a 39.9% decrease in securities at amortized cost from financial institutions from ￦6,660 billion as of December 31, 2023 to ￦4,004 billion as of December 31, 2024, which was enhanced by a 17.1% decrease in securities at amortized cost from corporates from ￦7,235 billion as of December 31, 2023 to ￦5,998 billion as of December 31, 2024.

Liabilities and Equity

The following table sets forth, as of the dates indicated, the principal components of our liabilities and our equity:

	As of December 31,				Percentage change
	2023		2024		2024/2023
	(in billions of Won)				(%)
Liabilities:
Financial liabilities at fair value through profit or loss	￦	6,138	￦	9,897	61.2%
Deposits due to customers		357,784		366,821	2.5
Borrowings		30,987		30,117	(2.8)
Debentures		41,239		48,207	16.9
Provisions		806		611	(24.2)
Other financial liabilities		26,115		32,314	23.7
Other liabilities(1)		1,538		1,891	23.0

Total liabilities		464,607		489,858	5.4

Equity:
Owner’s equity:
Capital stock		3,803		3,803	0.0
Hybrid securities		3,611		3,810	5.5
Capital surplus		936		934	(0.2)
Other equity		(1,669)		(1,401)	(16.1)
Retained earnings(2)		24,986		26,951	7.9

		31,667		34,097	7.7
Non-controlling interests		1,731		1,798	3.9

Total equity		33,397		35,895	7.5

Total liabilities and equity	￦	498,005	￦	525,753	5.6%

(1)	Includes net defined benefit liability, current tax liabilities, deferred tax liabilities, derivative liabilities designated for hedging and other liabilities.
(2)	Includes regulatory reserve for credit loss of ￦2,839 billion as of December 31, 2023 and ￦2,393 billion as of December 31, 2024.

For further information on our liabilities, see “Item 4.B. Business Overview—Assets and Liabilities.”

Our total liabilities increased 5.4% from ￦464,607 billion as of December 31, 2023 to ￦489,858 billion as of December 31, 2024, principally as a result of a 2.5% increase in deposits due to customers from

￦357,784 billion as of December 31, 2023 to ￦366,821 billion as of December 31, 2024, which was enhanced by a 16.9% increase in debentures from ￦41,239 billion as of December 31, 2023 to ￦48,207 billion as of December 31, 2024 and a 23.7% increase in other financial liabilities from ￦26,115 billion as of December 31, 2023 to ￦32,314 billion as of December 31, 2024. The increase in deposits due to customers was primarily due to a 2.8% increase in deposits at termination in local currency from ￦282,847 billion as of December 31, 2023 to ￦290,908 billion as of December 31, 2024, which was enhanced by a 10.5% increase in deposits in foreign currencies from ￦46,012 billion as of December 31, 2023 to ￦50,844 billion as of December 31, 2024, and offset in part by a 20.5% decrease in certificate of deposits in local currency from ￦14,767 billion as of December 31, 2023 to ￦11,742 billion as of December 31, 2024.

Our total equity increased 7.5% from ￦33,397 billion as of December 31, 2023 to ￦35,895 billion as of December 31, 2024. Such increase mainly reflected a 7.9% increase in retained earnings from ￦24,986 billion as of December 31, 2023 to ￦26,951 billion as of December 31, 2024, which was enhanced by a 16.1% decrease in negative other equity from ￦1,669 billion as of December 31, 2023 to ￦1,401 billion as of December 31, 2024 and a 5.5% increase in hybrid securities from ￦3,611 billion as of December 31, 2023 to ￦3,810 billion as of December 31, 2024. The increase in retained earnings was attributable mainly to the net income we generated in 2024. The decrease in negative other equity was mainly due to a significant increase in accumulated other comprehensive income from ￦19 billion as of December 31, 2023 to ￦334 billion as of December 31, 2024, which was in turn mainly due to a significant increase in gain on foreign currency translation of foreign operation from ￦16 billion as of December 31, 2023 to ￦524 billion as of December 31, 2024. The increase in hybrid securities was mainly due to the issuance of Won-denominated hybrid securities in October 2024.

Liquidity

Our primary source of funding has historically been and continues to be customer deposits, particularly lower-cost retail deposits. Customer deposits amounted to ￦357,784 billion and ￦366,821 billion as of December 31, 2023 and 2024, which represented approximately 81.5% and 80.5% of our total funding, respectively. We have historically been able to use customer deposits to finance our operations generally, including meeting a portion of our liquidity requirements. Although the majority of deposits are short term, it has been our experience that the majority of our depositors generally roll over their deposits at maturity, thus providing us with a stable source of funding. However, in the event that a substantial number of our depositors do not roll over their deposits or otherwise decide to withdraw their deposited funds, we would need to place increased reliance on alternative sources of funding, some of which may be more expensive than customer deposits, in order to finance our operations. See “Item 3.D. Risk Factors—Other risks relating to our business—Our funding is highly dependent on short-term deposits, which dependence may adversely affect our operations.” In particular, we may increase our utilization of alternative funding sources such as short-term borrowings and cash and cash equivalents (including funds from maturing loans), as well as liquidating our positions in trading and investment securities and using the proceeds to fund parts of our operations, as necessary.

We also obtain funding through borrowings and issuances of debentures to meet our liquidity needs. Borrowings represented 8.2% and 8.1% of our total funding as of December 31, 2023 and 2024, respectively. Debentures represented 9.4% and 10.6% of our total funding as of December 31, 2023 and 2024, respectively. For further information on our sources of funding, see “Item 4.B. Business Overview—Assets and Liabilities—Funding.”

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

From time to time, we engage in the purchase and/or cancellation of our own equity securities, as part of our efforts to generate additional shareholder value. For example, in March 2024, we acquired 9,357,960 shares of our common stock from KDIC and subsequently canceled all such shares in their entirety. In February 2025, we entered into a trust agreement with Kiwoom Securities Co., Ltd. to acquire, by September 2025, our shares of common stock in the aggregate amount of approximately ￦150 billion, the entirety of which we intend to cancel following the completion of such acquisition. See “Item 16E. Purchase of Equity Securities by the Issuer and Affiliated Purchasers.”

We are a financial holding company, and substantially all of our operations are in our subsidiaries. Accordingly, we rely on distributions from our subsidiaries, direct borrowings and issuances of debt and equity securities to fund our liquidity obligations at the holding company level. See “Item 3.D. Risk Factors—Risks relating to our financial holding company structure and strategy.”

Contractual Obligations and Off-Balance Sheet Arrangements

The following table sets forth our contractual obligations as of December 31, 2024:

	Payments due by period
	Total		Less than 1 year		1-3 years		3-5 years		More than 5 years
	(in billions of Won)
Contractual obligations
Borrowing obligations(1)	￦	30,850	￦	26,724	￦	2,903	￦	659	￦	564
Debenture obligations(1)		51,817		18,176		24,097		6,870		2,674
Deposits(2)(3)		373,990		355,557		12,362		4,629		1,442
Lease obligations		563		195		211		107		50
Purchase obligations		397		159		91		58		89
Employee severance plan obligations		3,167		26		253		282		2,606

Total	￦	460,784	￦	400,837	￦	39,917	￦	12,605	￦	7,425

(1)

Includes estimated future interest payments, which have been estimated using contractual interest rates and scheduled contractual maturities of the outstanding borrowings and debentures as of December 31, 2024. In order to calculate future interest payments on debts with floating rates, we used contractual interest rates as of December 31, 2024.

(2)	Comprising certificates of deposit, other time deposits and installment deposits.
(3)	Includes estimated future interest payments, which have been estimated using weighted average interest rates paid in 2024 for each deposit product category and their scheduled contractual maturities.

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

The following table sets forth our off-balance sheet guarantees and commitments as of the dates indicated:

	As of December 31,
	2023		2024
	(in billions of Won)
Confirmed guarantees	￦	8,652	￦	11,091
Guarantees for loans		58		61
Acceptances		468		618
Guarantees in acceptances of imported goods		75		75
Other confirmed guarantees		8,051		10,338
Unconfirmed guarantees		4,552		4,939
Local letter of credit		162		168
Letters of credit		2,873		3,213
Other unconfirmed guarantees		1,517		1,558
Commercial paper purchase commitments and others		590		581
Loan commitments and others:
Loans		126,829		133,864
Others		7,340		6,564

We analyze our off-balance sheet legally binding credit-related commitments for possible losses associated with such commitments. We review the ability of the counterparties of the underlying credit-related commitments to perform their obligations under the commitments and, if we determine that a loss is probable and estimable, we establish allowances for possible losses in a manner similar to allowances that we would establish with respect to a loan granted under the terms of the applicable commitment. These allowances are reflected as provisions in our statement of financial position. As of December 31, 2024, we had established provisions for possible losses of ￦209 billion with respect to our guarantees and loan commitments.

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

The following table sets forth a summary of our capital and capital adequacy ratios as of December 31, 2023 and 2024 based on IFRS and applicable regulatory reporting standards:

	As of December 31,
	2023		2024
	(in billions of Won, except percentages)
Tier I capital
Tier I common equity capital
Capital stock	￦	3,803	￦	3,803
Capital surplus		936		934
Retained earnings		24,986		26,951
Non-controlling interests in consolidated subsidiaries		20		17
Others		(3,401)		(3,182)
Additional Tier I capital
Hybrid securities		3,611		3,810
Other equity		985		1,060
Total Tier I capital	￦	30,940	￦	33,393
Tier II capital
Allowance for credit losses(1)		1,043		803
Others		2,773		2,732
Total Tier II capital	￦	3,816	￦	3,535
Total Tier I and Tier II capital	￦	34,756	￦	36,928
Risk-weighted assets
Credit risk-weighted assets		195,491		210,365
Market risk-weighted assets		4,697		3,125
Operational risk-weighted assets		19,604		21,610
Total	￦	219,792	￦	235,100
Tier I common equity capital ratio		11.99%		12.13%
Total Tier I capital ratio		14.08		14.20
Tier II capital ratio		1.74		1.50
Total Tier I and Tier II capital ratio		15.81		15.71

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

Board of Directors

Our board of directors has the ultimate responsibility for managing our affairs. The board currently comprises one standing director and seven independent directors. Standing directors are directors who are our full-time executive officers, while independent directors are directors who are not full-time executive officers. Independent directors represent a cross-section of respected and experienced members of the academic, financial, corporate and other fields in Korea and elsewhere, and must also satisfy certain requirements under Korean law and our articles of incorporation to evidence their independence from us.

Our articles of incorporation provide that the board can have no more than 15 directors. There must be at least three independent directors and they must comprise a majority of the directors. Each director may be elected for a term of office not exceeding three years and may be re-elected, provided that each independent director may be elected for a term of office not exceeding two years and may be re-elected on an annual basis but may not serve in such office for more than a total of six years. In addition, with respect to all directors, such term of office will be extended until the close of the annual general meeting of shareholders convened in respect of the last fiscal year of the director’s term of office. These terms are subject to the Korean Commercial Code, the Financial Holding Company Act and related regulations.

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

Independent Directors

We currently have seven independent directors (formerly, outside directors). The terms of four of our former independent directors, Chan-Hyoung Chung, Su-Young Yun, Yo-Hwan Shin and Sung-Bae Ji, expired in 2025. At our annual general meeting of shareholders in March 2025, we newly elected Choon-Soo Kim, Young-Hoon Kim, Kang-Haeng Lee and Yeong-Seop Rhee as our independent directors. Our current independent directors are as follows:

Name	Date of Birth	Position	Director Since	Year Term Ends(1)
In-Sub Yoon	January 1956	Independent director	January 27, 2022	2026
Eun-Ju Lee	February 1972	Independent director	March 22, 2024	2026
Sun-Young Park	March 1982	Independent director	March 22, 2024	2026
Choon-Soo Kim	July 1956	Independent director	March 26, 2025	2027
Young-Hoon Kim	January 1958	Independent director	March 26, 2025	2027
Kang-Haeng Lee	September 1959	Independent director	March 26, 2025	2027
Yeong-Seop Rhee	May 1960	Independent director	March 26, 2025	2027

(1)	The date on which the term will end will be the date of the general shareholders’ meeting in the relevant year.

In-Sub Yoon was elected as an independent director in January 2022 and was previously the chairman of the board of directors of Fubon Hyundai Life Insurance and the chief executive officer of Korea Ratings. He holds a Bachelor of Science in Applied Statistics and a Master of Science in Accounting from Yonsei University.

Eun-Ju Lee was elected as an independent director in March 2024 and is currently a professor of communications at Seoul National University. She holds a Bachelor of Arts and a Master of Arts in communications from Seoul National University and a Doctor of Philosophy in Communications from Stanford University.

Sun-Young Park was elected as an independent director in March 2024 and is currently a professor of economics at Dongguk University. She holds a Bachelor of Arts in Economics from Seoul National University and a Master of Arts and a Doctor of Philosophy in Economics from Yale University.

Choon-Soo Kim was elected as an independent director in March 2025 and was previously the chief executive officer of Natural Farm & Bio and Gowoon Leisure. He holds a Bachelor of Arts in Law from Seoul National University.

Young-Hoon Kim was elected as an independent director in March 2025 and is currently the executive director of Kidari Studio. He previously served as the chief executive officer of Lezhin Entertainment. He holds a Bachelor of Science in Industrial Engineering from Hanyang University and a Master of Business Administration from the Middlebury Institute of International Studies.

Kang-Haeng Lee was elected as an independent director in March 2025 and was previously a senior advisor of Korea Investment Holdings. He holds a Bachelor of Arts in Economics from Sogang University and has completed the Advanced Management Program from Seoul National University.

Yeong-Seop Rhee was elected as an independent director in March 2025 and is currently a professor at the Seoul National University Graduate School of International Studies. He holds a Bachelor of Arts and a Master of Arts in Economics from Seoul National University, a Master of Arts in Statistics from the University of California, Berkeley and a Doctor of Philosophy in Economics from the University of California, Berkeley.

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

Executive Officers

In addition to the standing director who is also our executive officer, we currently have the following nine executive officers.

Name	Date of Birth	Position
Sung-Wook Lee	November 13, 1965	Deputy President
Il-Jin Ouk	May 3, 1974	Deputy President
Jang-Keun Park	June 29, 1967	Deputy President
Jeong-Soo Lee	January 5, 1967	Deputy President
Chan-Ho Jeong	January 20, 1967	Deputy President
Kyu-Hwang Jeong	September 30, 1968	Deputy President
Hyeon-Gi Jeon	September 24, 1969	Deputy President
Jung-Sup Lee	November 14, 1972	Managing Director
Je-Seong Park	May 21, 1972	Managing Director

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

Jang-Keun Park serves as a deputy president of our risk management unit. Previously, he served as a managing director of our risk management unit, a senior managing director of the marketing management group of Woori Bank and a senior general manager of the head office business department of Woori Bank. He holds a Bachelor of Arts in Statistics from Korea University and a Master of Business Administration from KDI (Michigan State University).

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

Hyeon-Gi Jeon serves as a deputy president of our growth support unit. Previously, he served as the senior general manager of the investment banking headquarters of Woori Bank, a general manager of the Susongdong Daelim banking center of Woori Bank and a general manger of the project finance department of Woori Bank. He holds a Bachelor of Arts in Chinese Language and Literature from Sungkyunkwan University.

Jung-Sup Lee serves as a managing director of our brand unit. Previously, he served as a general manager of our brand strategy department, a general manager of the Technomart banking center of Woori Bank and a general manager of Woori America Bank. He holds a Bachelor of Arts in Business Administration from Dankook University.

Je-Seong Park serves as a managing director of our management support unit. Previously, he served as a general manager of our management support department, a general manager of the Jungang corporate banking headquarters of Woori Bank and a general manager of the channel strategy department of Woori Bank. He holds a Bachelor of Arts in Business Administration from Hanyang University.

None of the executive officers is involved in any significant business activities outside us and our subsidiaries.

Item 6.B.	Compensation

The aggregate remuneration and benefits-in-kind we paid in 2024 to our directors and our other executive officers, including the compliance officer and managing directors, was ￦5,450 million, which includes ￦135 million in provisions for allowances for severance and retirement benefits for such directors and officers. Such compensation does not include approximately ￦2,599 million that was accrued in 2024 in connection with long-term performance payments (including in the form of share-based payments) to such directors and officers. We do not have service contracts with any of these directors or officers that provide for benefits if employment with us is terminated.

We also enter into performance share agreements with certain of our and our subsidiaries’ directors (excluding independent directors) and executive officers, whereby we may grant a monetary amount equivalent to a specified number of our shares of common stock based on their market value within specified periods as long-term incentive performance shares in accordance with pre-determined performance targets. See “Item 6.E. Share Ownership—Share-based Payments” and Note 36-(4) of the notes to our consolidated financial statements included elsewhere in this annual report.

The compensation of our director who received total annual compensation exceeding ￦500 million in 2024 was as follows:

Name	Position	Total Compensation in 2024 (in millions of Won)
Jong-Yong Yim	President and Chief Executive Officer	￦	1,144	(1)
Jung-Sup Lee	Managing Director	￦	728	(2)
Sung-Wook Lee	Deputy President	￦	596	(3)

(1)

Such compensation does not include a maximum of 62,087 shares of our common stock to be granted in 2027 in connection with his long-term performance earned during his term of office in 2024. The final number of shares granted will be determined at the time of payment based on the market price of our common stock and other factors.

(2)

Such compensation does not include a maximum 671 shares of our common stock that may be granted in connection with long-term performance from 2024 to 2027. The final number of shares granted will be determined at the time of payment based on the market price of our common stock and other factors.

(3)

Such compensation does not include a maximum 20,488 shares of our common stock that may be granted in connection with long-term performance from 2024 to 2027. The final number of shares granted will be determined at the time of payment based on the market price of our common stock and other factors.

Item 6.C.	Board Practices

See “Item 6.A. Directors and Senior Management—Board of Directors” and “Item 6.B. Compensation” for information concerning the terms of office and contractual employment arrangements with our directors and executive officers.

Committees of the Board of Directors

We currently have seven committees that serve under the board:

•	the Audit Committee;

•	the Risk Management Committee;

•	the Compensation Committee;

•	the Officer Candidate Recommendation Committee;

•	the Subsidiary Representative Director Candidate Recommendation Committee;

•	the Board ESG Management Committee; and

•	the Ethics and Internal Controls Committee.

The board appoints each member of these committees except for members of the Audit Committee, who are elected by our shareholders at the annual general meeting.

Audit Committee

This committee consists of four independent directors: Choon-Soo Kim, Young-Hoon Kim, Kang-Haeng Lee and Yeong-Seop Rhee. The chairman is Yeong-Seop Rhee. It reviews all audit and compliance-related matters and makes recommendations to our board. The Audit Committee, whose members must meet certain qualifications as experts under the committee charter, is also responsible for the following:

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

Risk Management Committee

This committee consists of four independent directors: In-Sub Yoon, Yeong-Seop Rhee, Eun-Ju Lee and Sun-Young Park. The chairman is Sun-Young Park. It comprehensively detects, measures, oversees and controls the relevant risks in the management of our subsidiaries and makes determinations on all significant issues relating to our risk management system. The major roles of the Risk Management Committee include:

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

Compensation Committee

This committee consists of four independent directors: In-Sub Yoon, Choon-Soo Kim, Young-Hoon Kim and Kang-Haeng Lee. The chairman is Young-Hoon Kim. It is responsible for all matters relating to the following:

•	evaluating management’s performance in developing our business;

•	setting goals and targets with respect to executive performance; and

•	fixing executive compensation, including incentives and bonuses.

This committee holds regular meetings every quarter.

Officer Candidate Recommendation Committee

This committee consists of all seven of our independent directors: In-Sub Yoon, Choon-Soo Kim, Young-Hoon Kim, Kang-Haeng Lee, Yeong-Seop Rhee, Eun-Ju Lee and Sun-Young Park. The chairman is Kang-Haeng Lee. The committee oversees the selection of candidates for the president and chief executive officer, independent directors and Audit Committee members, among others. This committee holds meetings when such persons need to be appointed.

Subsidiary Representative Director Candidate Recommendation Committee

This committee consists of all eight of our directors: Jong-Yong Yim, In-Sub Yoon, Choon-Soo Kim, Young-Hoon Kim, Kang-Haeng Lee, Yeong-Seop Rhee, Eun-Ju Lee and Sun-Young Park. The chairman is Jong-Yong Yim. The committee oversees the selection of candidates for the representative directors of our subsidiaries. This committee holds meetings when such persons need to be appointed.

Board ESG Management Committee

This committee consists of all eight of our directors: Jong-Yong Yim, In-Sub Yoon, Choon-Soo Kim, Young-Hoon Kim, Kang-Haeng Lee, Yeong-Seop Rhee, Eun-Ju Lee and Sun-Young Park. The chairman is Eun-Ju Lee. The committee oversees the direction of ESG management strategies and the establishment of such policies. This committee holds regular meetings every six months.

Ethics and Internal Controls Committee

We established the committee in March 2025 in accordance with recent amendments to the Act on the Corporate Governance of Financial Companies, which provides for the establishment of an internal control committee as a means to enhancing the internal control systems of financial companies in Korea. This committee consists of five independent directors: In-Sub Yoon, Choon-Soo Kim, Young-Hoon Kim, Kang-Haeng Lee and Yeong-Seop Rhee. The chairman is Choon-Soo Kim. The committee is responsible for overseeing the actions of our Ethics Management Office, which was newly established in November 2024 to monitor and oversee the conduct of our management personnel and to develop and disseminate our ethics policies, and also to ensure the independent functioning of our whistleblower system.

Item 6.D.	Employees

As of December 31, 2024, we had a total of 60 full-time employees at our financial holding company, excluding ten employees that hold concurrent positions at our subsidiaries. The following table sets forth information regarding our employees, on a non-consolidated basis and including employees holding concurrent positions at our subsidiaries, as of the dates indicated:

		As of December 31,
		2023	2024
Woori Financial Group	Full-time employees	78	70
	Contractual employees	44	45
Woori Bank	Full-time employees	12,868	13,209
	Contractual employees	852	926

At the holding company level, our employees do not currently have a labor union and are not members of an outside labor union. However, Woori Bank has a labor union, and approximately 70.9% of its employees as of December 31, 2024 were members of the Korea Financial Industry Union. Neither we nor Woori Bank has experienced any significant labor disputes in recent years, although we have made certain concessions to Woori Bank’s labor union and our labor association. See “Item 3.D. Risk Factors—Other risks relating to our business—Labor union unrest may disrupt our operations and hinder our ability to continue to reorganize our operations.” We have placed a high priority on our relationship with our employees and on maintaining an atmosphere of trust and cooperation between our labor and management.

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

Common Stock

As of March 31, 2025, the persons who are currently our directors or executive officers, in the aggregate, held 64,321 shares of our common stock. None of these persons individually held more than 1% of our outstanding common stock as of such date. The following table presents information regarding our directors and executive officers who beneficially owned our shares as of March 31, 2025.

Name of Executive Officer or Director	Number of Shares of Common Stock
Jong-Yong Yim	10,000
Sung-Wook Lee	16,000
Il-Jin Ouk	4,000
Jang-Keun Park	2,000
Jeong-Soo Lee	6,890
Chan-Ho Jeong	7,492
Kyu-Hwang Jeong	11,741
Hyeon-Gi Jeon	948
Je-Seong Park	5,250

Total	64,321

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

The following table presents information regarding the beneficial ownership of our common stock at December 31, 2024 (unless otherwise indicated) by each person or entity known to us to own beneficially more than 5% of the outstanding shares of our common stock as of such date.

Except as otherwise indicated, each shareholder identified by name has:

•	sole voting and investment power with respect to its shares; and

•	record and beneficial ownership with respect to its shares.

Beneficial Owner	Number of Shares of Common Stock	Percentage of Total Shares of Common Stock	Percentage of Total Shares on a Fully Diluted Basis
Employee Stock Ownership Association	63,581,256	8.56	8.56
National Pension Service	50,739,207	6.83	6.83
BlackRock Fund Advisors(1)	41,246,084	5.55	5.55

(1)

The number of shares of common stock indicated are the shares for which BlackRock Fund Advisors has sole dispositive power as of December 31, 2023, according to their beneficial ownership report filed with the U.S. Securities and Exchange Commission on February 5, 2024.

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

IMM Private Equity, Inc., through its special purpose company Nobis1, Inc., had previously held 40,560,000 shares of our common stock as of December 31, 2023. However, it has since sold all such shares both on the Korea Exchange and through a series of block sale transactions in March 2024, July 2024 and January 2025, as a combined result of which they no longer hold any of our shares as of the date of this annual report.

As of March 31, 2025, our chief executive officer owned 10,000 shares of our common stock and our other executive officers collectively owned 54,321 shares of our common stock. None of our independent directors owned any shares of our common stock.

Other than as set forth above, no other person or entity known by us to be acting in concert, directly or indirectly, jointly or separately, owned 5.0% or more of the outstanding shares of our common stock or exercised control or could exercise control over us as of March 31, 2025. None of our major shareholders has different voting rights from our other shareholders.

As of the close of our shareholders’ register on December 31, 2024, approximately 53.9% of our issued shares were held in Korea by approximately 194,844 shareholders.

Item 7.B.	Related Party Transactions

We regularly engaged in transactions with entities affiliated with us or the Korean government. Generally, these transactions included the extension of loans, the purchase of debt securities and other ordinary course activities relating to our banking business.

As of December 31, 2024, we had an aggregate amount of ￦3,523 million in outstanding assets, including loans, from transactions with our key management personnel, which includes our executive officers and directors, as well as the executive officers and directors of our major subsidiaries and the chief executive officers of our other subsidiaries. All of these loans were made in the ordinary course of business, on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons and did not involve more than the normal risk of collectability or present other unfavorable features. For further information regarding our related party transactions, see Note 41 of the notes to our consolidated financial statements included elsewhere in this annual report.

In January 2025, the Seoul Southern District Prosecutors’ Office issued a report alleging that Woori Bank directly or indirectly provided a relative of Tae-Seung Son, our former president and chief executive officer, with loans deemed to have been made improperly in the aggregate amount of approximately ￦51.7 billion between September 2021 and August 2023. For a further discussion of this incident, see “Item 8.A. Consolidated Statements and Other Financial Information—Legal Proceedings and Regulatory Actions.”

Other than as described above, none of our directors or officers has or had any interest in any transactions effected by us that are or were unusual in their nature or conditions or significant to our business which were effected during the current or immediately preceding year or were effected during an earlier year and remain in any respect outstanding or unperformed.

Item 7.C.	Interest of Experts and Counsel

Not Applicable

Item 8.	FINANCIAL INFORMATION

Item 8.A.	Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements” and pages F-1 through F-200.

You should read the following data together with the more detailed information contained in “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements included elsewhere in this annual report. Historical results do not necessarily predict future results.

Profitability Ratios and Other Data

	Year ended December 31,
	2022	2023	2024
	(in percentages)
Net income as a percentage of:
Total average assets(1)	0.72%	0.55%	0.62%
Total average equity attributable to owners(1)	12.27	8.56	9.44
Net income attributable to owners as a percentage of:
Total average assets(1)	0.68	0.52	0.60
Total average equity attributable to owners(1)	11.61	8.17	9.18
Dividend payout ratio(2)	25.82	29.82	28.87
Net interest spread(3)	1.90	1.81	1.72
Net interest margin(4)	1.96	1.92	1.89
Efficiency ratio(5)	46.01	45.17	42.80
Equity–to-average asset ratio(6)	6.44	6.88	6.91
Cost-to-average assets ratio(7)	0.96	0.93	0.87

(1)

Total average assets (including average interest-earning assets) and total average equity attributable to owners are based on daily balances for Woori Bank and on quarterly balances for all of our other subsidiaries and our structured companies.

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

(6)	Represents the ratio of total average equity to total average assets.
(7)	Represents the ratio of general and administrative expenses to total average assets.

Asset Quality Data

	As of December 31,
	2023		2024

	(in billions of Won, except percentages)
Total loans(1)	￦	360,698	￦	388,497
Total non-performing loans(2)		1,252		2,075
Other impaired loans not included in non-performing loans		1,269		1,627
Total non-performing loans and other impaired loans		2,521		3,701
Total allowance for credit losses		2,975		3,358
Non-performing loans as a percentage of total loans		0.35%		0.53%
Non-performing loans as a percentage of total assets		0.25%		0.39%
Total non-performing loans and other impaired loans as a percentage of total loans		0.70%		0.95%
Allowance for credit losses as a percentage of total loans		0.82%		0.86%

(1)	Not including due from banks and other financial assets, and prior to deducting allowance for credit losses and present value discount or reflecting loan origination costs and fees.
(2)

Defined as those loans that are past due by 90 days or more or classified as substandard or below based on the Financial Services Commission’s asset classification criteria. See “Item 4.B. Business Overview—Assets and Liabilities—Asset Quality of Loans—Loan Classifications.”

Selected Financial Information

Average Balances and Related Interest

The following tables show our average balances and interest rates for the past three years:

	Year ended December 31,
	2022					2023					2024
	Average Balance(1)		Interest Income(2)		Average Yield	Average Balance(1)		Interest Income(2)		Average Yield	Average Balance(1)		Interest Income(2)		Average Yield

	(in billions of Won, except percentages)
Assets
Interest-earning assets:
Due from banks	￦	24,505	￦	244	1.00%	￦	22,357	￦	544	2.43%	￦	23,257	￦	624	2.68%
Financial assets at fair value through profit or loss		7,901		107	1.35		10,930		192	1.76		13,007		237	1.82
Financial assets at fair value through other comprehensive income		35,848		633	1.77		34,430		999	2.90		37,198		1,282	3.45
Securities at amortized cost		21,450		515	2.40		26,189		783	2.99		21,548		643	2.98
Loans(3):
Commercial and industrial		155,581		5,677	3.65		165,383		8,342	5.04		183,885		8,922	4.85
Trade financing		10,993		226	2.06		8,624		392	4.55		8,528		403	4.73
Lease financing(4)		4,414		178	4.03		4,110		201	4.89		3,915		216	5.52
Other commercial		8,654		275	3.18		9,120		388	4.25		10,517		474	4.51
Securities purchased with agreements to resell		3,220		83	2.58		1,537		58	3.77		2,573		93	3.61
General purpose household(5)		79,453		3,719	4.68		77,875		4,876	6.26		76,691		4,806	6.27
Mortgage		70,465		2,223	3.15		68,296		3,016	4.42		78,236		3,304	4.22
Credit cards(2)		10,035		728	7.25		11,226		770	6.86		12,236		899	7.35

Total loans		342,815		13,109	3.82		346,171		18,043	5.21		376,581		19,117	5.08
Other		11,854		47	0.40		14,461		81	0.56		15,336		110	0.72

Total average interest earning assets		444,373		14,655	3.30		454,538		20,642	4.54		486,927		22,013	4.52

Total average non-interest earning assets		26,059		—	—		25,619		—	—		26,655		—	—

Total average assets	￦	470,432	￦	14,655	3.12%	￦	480,157	￦	20,642	4.30%	￦	513,582	￦	22,013	4.29%

	Year ended December 31,
	2022					2023					2024
	Average Balance(1)		Interest Expense		Average Cost	Average Balance(1)		Interest Expense		Average Cost	Average Balance(1)		Interest Expense		Average Cost

	(in billions of Won, except percentages)
Liabilities
Interest-bearing liabilities:
Deposits due to customers:
Demand deposits	￦	12,875	￦	88	0.68%	￦	8,912	￦	64	0.72%	￦	7,842	￦	58	0.74%
Time and savings deposits		258,594		3,210	1.24		262,646		6,648	2.53		286,238		7,244	2.53
Certificates of deposit		5,263		115	2.19		11,773		455	3.86		11,910		449	3.77
Other deposits		47,978		708	1.48		49,409		1,571	3.18		53,286		1,848	3.47

Total deposits		324,710		4,121	1.27		332,740		8,738	2.63		359,276		9,599	2.67
Borrowings:
Borrowings		26,793		514	1.92		28,061		1,153	4.11		28,146		1,195	4.25
Securities sold with agreements to resell		1,111		21	1.89		1,872		60	3.21		2,051		77	3.75
Commercial paper		2,100		63	3.00		2,096		82	3.91		2,430		79	3.25

Total borrowings		30,004		598	1.99		32,029		1,295	4.04		32,627		1,351	4.14
Debentures		46,414		1,036	2.23		42,230		1,507	3.57		43,774		1,760	4.02
Other		25,354		203	0.80		29,502		359	1.22		33,317		417	1.25

Total average interest-bearing liabilities		426,482		5,958	1.40		436,501		11,899	2.73		468,994		13,127	2.80

Total average non-interest-bearing liabilities		13,653		—	—		10,639		—	—		9,107		—	—

Total average liabilities		440,135		5,958	1.35		447,140		11,899	2.66		478,101		13,127	2.75

Total average equity		30,298		—	—		33,017		—	—		35,481		—	—

Total average liabilities and equity	￦	470,433	￦	5,958	1.27%	￦	480,157	￦	11,899	2.48%	￦	513,582	￦	13,127	2.56%

(1)	Average balances are based on daily balances for Woori Bank and on quarterly balances for all of our other subsidiaries and our structured companies.
(2)	Interest income from credit cards is derived from interest on credit card loans and credit card installment purchases.
(3)	Not including other financial assets, and prior to deducting allowance for credit losses and present value discount or reflecting loan origination costs and fees.
(4)	Includes automobile lease financing to consumer borrowers.
(5)	Includes home equity loans.

Analysis of Changes in Net Interest Income—Volume and Rate Analysis

The following table provides an analysis of changes in interest income, interest expense and net interest income based on changes in volume and changes in rate for 2023 compared to 2022 and 2024 compared to 2023. Information is provided with respect to: (1) effects attributable to changes in volume (changes in volume multiplied by prior rate) and (2) effects attributable to changes in rate (changes in rate multiplied by prior volume). Changes attributable to the combined impact of changes in rate and volume have been allocated proportionately to the changes due to volume changes and changes due to rate changes.

	2023 vs. 2022 Increase/(decrease) due to changes in						2024 vs. 2023 Increase/(decrease) due to changes in
	Volume		Rate		Total		Volume		Rate		Total

	(in billions of Won)
Interest-earning assets
Due from banks	￦	(21)	￦	321	￦	300	￦	22	￦	58	￦	80
Financial assets at fair value through profit or loss		41		44		85		37		8		45
Financial assets at fair value through other comprehensive income		(25)		391		366		80		203		283
Securities at amortized cost		114		154		268		(139)		(1)		(140)
Loans(1):
Commercial and industrial		358		2,307		2,665		933		(353)		580
Trade financing		(49)		215		166		(4)		15		11
Lease financing(2)		(12)		35		23		(10)		25		15
Other commercial		15		98		113		59		27		86
Securities purchased with agreements to resell		(43)		18		(25)		39		(4)		35
General purpose household(3)		(74)		1,231		1,157		(74)		4		(70)
Mortgage		(68)		861		793		439		(151)		288
Credit cards		86		(44)		42		69		60		129
Other		10		24		34		5		24		29

Total interest income	￦	332	￦	5,655	￦	5,987	￦	1,456	￦	(85)	￦	1,371

Interest-bearing liabilities
Deposits due to customers:
Demand deposits	￦	(27)	￦	3	￦	(24)	￦	(8)	￦	2	￦	(6)
Time and savings deposits		50		3,388		3,438		597		(1)		596
Certificates of deposit		143		197		340		5		(11)		(6)
Other deposits		21		842		863		123		154		277
Borrowings:
Borrowings		24		615		639		3		39		42
Securities sold with agreements to resell		14		25		39		6		11		17
Commercial paper		—		19		19		13		(16)		(3)
Debentures		(93)		564		471		55		198		253
Other		33		123		156		47		11		58

Total interest expense	￦	165	￦	5,776	￦	5,941	￦	841	￦	387	￦	1,228

Net interest income	￦	167	￦	(121)	￦	46	￦	615	￦	(472)	￦	143

(1)	Not including other financial assets and prior to deducting allowance for credit losses and present value discount or reflecting loan origination costs and fees.
(2)	Includes automobile lease financing to consumer borrowers.
(3)	Includes home equity loans.

Legal Proceedings and Regulatory Actions

As a financial institution with diverse operations, we are subject to legal proceedings and regulatory actions in the ordinary course of our business.

Woori Bank

In June 2022, Woori Bank discovered that large amounts of overseas wire transfers had been made under unusual circumstances in 2020 and 2021, and reported such activities to the Financial Supervisory Service. After similar activities were also reported by another bank, the Financial Supervisory Service launched an investigation in August 2022 into wire transfers under similar circumstances across all major banks in Korea, including Woori Bank, to determine whether these wire transfers, which were believed to be made in connection with cryptocurrency arbitrage transactions, violated the Foreign Exchange Transactions Act of Korea or the anti-money laundering provisions under the Act on Reporting and Using Specified Financial Transaction Information of Korea. In an interim report released in September 2022, the Financial Supervisory Service reported that an aggregate of over US$7.2 billion of suspicious overseas wire transfers were made through 12 banks, of which US$1.6 billion had been wired through Woori Bank. In June 2023, the Financial Supervisory Service announced that it had found the banks’ internal controls to have been inadequate to prevent such overseas wire transfers, and announced a three-layer plan, developed together with the Korea Federation of Banks, to improve the internal controls of Korean banks and prevent any similar recurrences in the future. In November 2023, the Financial Services Commission determined that the banks involved, including Woori Bank, had violated certain provisions of the Foreign Exchange Transactions Act of Korea, and accordingly, imposed an administrative fine of ￦177 million and a penalty surcharge of ￦309 million on Woori Bank and ordered three of Woori Bank’s branches to cease certain of their foreign exchange operations for a period of six months. In February 2024, Woori Bank received an institutional warning from the Financial Supervisory Service for violating the Bank Act, and subsequently, entered into a memorandum of understanding with the Financial Supervisory Service, which has obligated Woori Bank to make ongoing efforts to improve its internal controls system for violating the Foreign Exchange Transactions Act of Korea. The investigations by the Financial Supervisory Service regarding whether the banks had violated any other laws, including those related to anti-money laundering, are still ongoing as of the date of this annual report. In January 2023, an employee of Woori Bank was also sentenced to three years in prison for aiding such illegal overseas wire transfers and alerting the transferors about the investigations, which decision was confirmed on appeal in May 2023. Woori Bank was also indicted in July 2023 for such employee’s misconduct. Such case is currently pending in the Seoul Central District Court, and it is not possible to predict its final outcome at this time. There can be no assurance that the proceedings will not result in an unfavorable outcome, including the imposition of additional monetary damages, fines and other penalties against Woori Bank, which, if significant, may adversely affect its results of operations, cash flows and reputation.

In April 2022, Woori Bank became aware of a series of embezzlements committed between 2012 and 2020 by one of its employees, the aggregate amount of which was determined to be approximately ￦70.8 billion, and reported such incident to the relevant government authorities. In July 2022, the Financial Supervisory Service released an interim report stating that although the principal cause of the embezzlement was employee misconduct, Woori Bank’s internal controls may have been inadequate to prevent such embezzlements. In November 2022, the Financial Supervisory Service and the Korea Federation of Banks jointly introduced the Measures to Innovate Bank Internal Controls, a plan to improve the internal controls of banks and other financial institutions to prevent the future occurrence of any such large-scale financial incidents. In September 2022 and June 2023, the Seoul Central District Court sentenced the embezzler to an aggregate of 19 years in prison, which was subsequently reduced on appeal by the Seoul High Court in January 2024 to an aggregate of 15 years in prison and confirmed by the Supreme Court in April 2024. The embezzler was also separately indicted on charges of concealing his criminal proceeds, for which the Seoul Central District Court sentenced him to four years in prison in May 2024, which sentence was confirmed on appeal by the Seoul High Court in June 2024 and by the Supreme Court in April 2025. The Financial Supervisory Service concluded its investigations in June 2022, and in January 2023, its sanction review committee imposed various penalties on certain of Woori Bank’s employees who had managerial or supervisory duties in connection with the embezzlement, of which Woori Bank was notified in January 2024.

In August 2019, the Financial Supervisory Service commenced an investigation into past sales by Woori Bank and other banks in Korea of derivative-linked fund and securities products tied to yields on treasury bonds of Germany, the United Kingdom and the United States, which may have resulted in significant losses to certain customers who purchased such products. In December 2019, the dispute settlement committee of the Financial Supervisory Service recommended (i) the reimbursement of 40 to 80% of the related losses to certain customers by the banks involved in the sale of such products, including Woori Bank, and (ii) individual settlements with other customers who were not subject to the 40 to 80% reimbursement recommendation. Accordingly, as of December 31, 2024, Woori Bank reimbursed 1,255 out of the 1,258 customers that agreed to accept the recommendation, which compose a vast majority of the customers with such claims. In March 2020, the Financial Services Commission imposed on Woori Bank an administrative fine of ￦19.7 billion and a six-month ban on sales of new private equity fund products. The Financial Supervisory Service also decided to impose a warning of reprimand on our former chief executive officer. Immediately following such decision, our former chief executive officer, in his individual capacity, filed a request to nullify the warning of reprimand as well as an injunction request to suspend the decision against him in the Seoul Administrative Court. In March 2020, the injunction request was granted and was affirmed by the Seoul High Court on appeal in August 2020. Such decision was confirmed in September 2020, and the warning of reprimand was suspended in August 2021 by the Seoul Administrative Court, and revoked by the Seoul High Court in July 2022, which in turn was confirmed by the Supreme Court in December 2022. In addition, in May 2020, Woori Bank filed a formal objection to the Financial Services Commission’s imposition of the fine in the Seoul Central District Court, where the case is currently pending. There can be no assurance that such decisions by the Financial Services Commission and the Financial Supervisory Service (as well as any similar investigations by other government authorities, and private claims by customers, to which we may become subject) will not adversely affect our results of operations, cash flows and reputation.

In February 2020, the Seoul Southern District Prosecutors’ Office commenced an investigation into the management of certain fund products by Lime Asset Management Co. which may have resulted in significant losses to certain customers who purchased such products from banks and securities companies in Korea, including Woori Bank. Such products of Lime Asset Management Co. included trade finance funds with investments in certain funds managed by International Investment Group, which had its license revoked by the Securities and Exchange Commission in November 2018 for concealing losses and selling fraudulent loan assets, triggering suspension of the redemption of such trade finance funds, as well as other fund products. In June 2020, the dispute settlement committee of the Financial Supervisory Service declared that the sale of the trade finance funds was voidable for fraud and misrepresentation by Lime Asset Management Co., and recommended that all sellers of such funds, including Woori Bank, refund the customers in full. Accordingly, Woori Bank refunded an aggregate of ￦64.7 billion to 288 customers that had purchased the trade finance funds from Woori Bank. In January 2022, Woori Bank filed a lawsuit in the Seoul Southern District Court against Lime Asset Management Co. and Shinhan Investment Corp., which had entered into a total return swap contract with Lime Asset Management Co. in connection with such trade finance funds, to recover the full amount that it had refunded. In February 2025, the Seoul Southern District Court ruled that Lime Asset Management Co. and Shinhan Investment Corp. must jointly compensate Woori Bank an aggregate of ￦45.3 billion, together with any interest on such amount, but Shinhan Investment Corp. has since appealed such decision. In addition, in February 2021, the dispute settlement committee recommended that the banks involved in the sales of fund products managed by Lime Asset Management Co. other than the trade finance funds reimburse 30% to 80% of the losses to its customers. Accordingly, as of December 31, 2024, Woori Bank reimbursed an aggregate of ￦157.2 billion to 1,211 out of the 1,301 customers with losses relating to such fund products, including the amounts that had previously been paid out prior to such recommendation, and is continuing to negotiate a settlement with the remaining customers. In July 2022, the Financial Services Commission imposed on Woori Bank a fine of ￦7.2 billion, which Woori Bank fully paid at a discounted amount of ￦5.8 billion, and a three-month ban on sales of new private equity fund products in connection with the sale of such fund products of Lime Asset Management Co. by Woori Bank. In addition, in November 2022, the Financial Supervisory Service issued a warning of reprimand to our former chief executive officer, which was not appealed, and also imposed various penalties ranging from temporary reductions in salary to suspensions of duty on Woori Bank’s employees.

Although Woori Bank is fully cooperating with all relevant investigations by government authorities, it is not possible to predict the final outcome of such investigations at this time. There can be no assurance that such investigations (as well as any private claims by customers, to which we may become subject) will not result in an unfavorable outcome, including the imposition of monetary damages, fines and other penalties against us, which, if significant, may adversely affect our results of operations, cash flows and reputation.

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

In February 2023, the Korea Fair Trade Commission commenced investigations into certain Korean banks with respect to whether they had engaged in any collusion in violation of the relevant competition laws. In January 2024, the Korea Fair Trade Commission issued an examiner’s report addressed to four major banks in Korea, including Woori Bank, alleging that the banks had engaged in collusions by exchanging information about their loan-to-value ratios among themselves. In April 2024, Woori Bank responded to the Korea Fair Trade Commission with a denial of such allegations. In November 2024, the Korea Fair Trade Commission deliberated on the case and announced that it would conduct a reexamination of the alleged collusion instead of announcing the results of its deliberation. The Korea Fair Trade Commission concluded its reexamination, which took place between December 2024 and April 2025, and sent a reexamination report to the four relevant banks, including Woori Bank, asking them to submit their feedback on such report. In response to such request, Woori Bank is currently preparing its written response to the Korea Fair Trade Commission.

In March 2024, Woori Bank discovered, during an internal audit of loans that had been approved by retired employees, that certain loans had been made improperly, which led Woori Bank to take initial actions by terminating the employment of those involved in such matter in April 2024. During this process, Woori Bank discovered that these problematic loans were made to a relative of Tae-Seung Son, our former president and chief executive officer, and the Financial Supervisory Service launched its own investigations into such matter. In August 2024, Woori Bank reported to the relevant investigative agencies certain parties that were involved in submitting fraudulent documents in connection with these loans, subsequent to which the Seoul Southern District Prosecutors’ Office commenced investigations that have since resulted in the indictments of those involved, including Mr. Son. In January 2025, the Seoul Southern District Prosecutors’ Office issued a report alleging that Woori Bank directly or indirectly provided Mr. Son’s relative with loans deemed to have been made improperly in the aggregate amount of approximately ￦51.7 billion between September 2021 and August 2023. We and Woori Bank are fully cooperating with all relevant investigations by government authorities, including investigations by the Financial Supervisory Service and the Seoul Southern District Prosecutors’ Office, but it is not possible to predict the final outcome of such investigations at this time.

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

In addition, pursuant to our amended articles of incorporation, which became effective in March 2023, we may declare and distribute quarterly dividends to shareholders pursuant to a board resolution. Through a shareholders’ approval obtained at the annual general meeting of shareholders held in March 2025, we amended our articles of incorporation in line with certain amendments to the Financial Investment Services and Capital Markets Act made in January 2025 to allow our Board of Directors to authorize the distribution of such quarterly dividends in cash through a board resolution obtained within 45 days of the last day of March, June and September, as applicable. Furthermore, we enhanced our shareholders’ ability to predict dividend payments by allowing our Board of Directors, through a board resolution, to set the record date for quarterly dividends to come after the date of the board resolution for the relevant quarterly dividends.

The table below sets forth the dividend per share of common stock and the total amount of dividends declared by us in respect of the years ended December 31, 2022, 2023 and 2024. Except as otherwise noted, the dividends set forth below with respect to each year were declared, paid and recorded in the following year.

Fiscal year	Dividends Per Share of Common Stock	Total Amount Of Cash Dividends Paid

	(in Won)	(in millions of Won)
2022(1)	1,130	822,706
2023(2)	1,000	747,302
2024(3)	1,200	891,045

(1)	Includes an interim dividend of Won 109,209 million (Won 150 per share of common stock as of June 30, 2022) declared in July 2022 and paid in August 2022.
(2)

Includes an interim dividend of Won 130,748 million (Won 180 per share of common stock as of June 30, 2023) declared in July 2023 and paid in August 2023 and an interim dividend of Won 135,341 million (Won 180 per share of common stock as of September 30, 2023) declared in October 2023 and paid in November 2023.

(3)

Includes an interim dividend of Won 133,657 million (Won 180 per share of common stock as of March 31, 2024) declared in April 2024 and paid in May 2024, an interim dividend of Won 133,657 million (Won 180 per share of common stock as of June 30, 2024) declared in July 2024 and paid in August 2024 and an interim dividend of Won 133,657 million (Won 180 per share of common stock as of September 30, 2024) declared in October 2024 and paid in November 2024.

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

As of March 31, 2025, we had 741,287,556 shares of common stock outstanding.

Restrictions Applicable to ADSs

An investor does not need Korean governmental approval to sell or purchase our ADSs in the secondary market outside Korea or to withdraw shares of our common stock from our ADS deposit facility or deliver those withdrawn shares in Korea. However, a foreign investor who intends to acquire shares must obtain a Legal Entity Identifier, if such investor is a corporate entity, or use a passport number, if such investor is an individual. Either the foreign investor or its standing proxy in Korea must immediately report its acquisition of the shares to the governor of the Financial Supervisory Service.

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

All Korean offices of a foreign corporation (as a group) are treated as a separate foreign investor from the offices of the corporation outside Korea for these purposes. However, a foreign corporate entity that intends to invest in shares on the KRX KOSPI Market or the KRX KOSDAQ Market must obtain a Legal Entity Identifier prior to making any such investment.

When a foreign investor purchases shares through the KRX KOSPI Market or the KRX KOSDAQ Market, no separate report is necessary as foreign investment transactions are already subject to market oversight. If, however, a foreign investor acquires or sells shares outside the KRX KOSPI Market or the KRX KOSDAQ Market, that investor or its standing proxy must report that transaction to the governor of the Financial Supervisory Service at that time. In addition, if a foreign investor acquires or sells its shares in connection with a tender offer, odd-lot trading of shares or trades of a class of shares for which the aggregate foreign ownership limit has been reached or exceeded, that investor or its standing proxy must ensure that the financial investment company engaged to facilitate the transaction reports the transaction to the governor of the Financial Supervisory Service. Also, sale and purchase of shares at fair value between foreigners who are part of an investor group comprised of foreign companies investing under the common control of a common investment manager pursuant to applicable laws or contract are required to be reported to the governor of the Financial Supervisory Service. A foreign investor may appoint a standing proxy to exercise shareholders’ rights or perform any matters related to the foregoing activities if that investor does not perform these activities itself. A foreign investor may be exempted from complying with the standing proxy rules with the approval of the governor of the Financial Supervisory Service in cases deemed unavoidable by reason of conflict between laws of Korea and the home country of the foreign investor.

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

As of March 31, 2025, 742,591,501 shares of common stock were issued and 741,287,556 shares of common stock were outstanding. Pursuant to our articles of incorporation, which became effective upon our establishment on January 11, 2019 and was subsequently amended on March 24, 2023, we are authorized to issue various types of “class shares,” which include shares of voting and non-voting preferred stock, convertible stock, redeemable preferred stock and hybrid securities comprising one or more elements of the foregoing types of shares. There are no class shares currently outstanding. All of the issued and outstanding shares are fully paid and non-assessable and are in electronically registered form. As of the date of this annual report, our authorized but unissued share capital was 3,257,408,499 shares. We may issue the unissued shares without further shareholder approval, but these issuances are subject to a board resolution as provided in the articles of incorporation. See “—Pre-emptive Rights and Issuances of Additional Shares” and “—Dividends and Other Distributions—Distribution of Free Shares.” For a discussion of the history of our share capital, see Note 28 of the notes to our consolidated financial statements and “Item 4.A. History and Development of the Company—History—Establishment of Woori Finance Holdings,” “—Merger of Woori Bank and Woori Finance Holdings” and “—Establishment of Woori Financial Group.”

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

Limitation on Liability of Directors

Our articles of incorporation provide that we may, upon the resolution of the general meeting of shareholders, limit the liability of our directors (in their capacity as such) to an amount not less than six times (or three times in case of independent directors) the aggregate amount of the remuneration we paid to such directors during the most recent one-year period, provided that such limitation shall not apply with regard to any liability arising from such directors’ gross negligence, willful misconduct or violation of their duties regarding self-dealing or corporate opportunity.

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

In addition, pursuant to our amended articles of incorporation, which became effective in March 2023, we may declare and distribute quarterly dividends to shareholders pursuant to a board resolution. Through a shareholders’ approval obtained at the annual general meeting of shareholders held in March 2025, we amended our articles of incorporation in line with certain amendments to the Financial Investment Services and Capital Markets Act made in January 2025 to allow our Board of Directors to authorize the distribution of such quarterly dividends in cash through a board resolution obtained within 45 days of the last day of March, June and September, as applicable. Furthermore, we enhanced our shareholders’ ability to predict dividend payments by allowing our Board of Directors, through a board resolution, to set the record date for quarterly dividends to come after the date of the board resolution for the relevant quarterly dividends.

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

Under the Financial Investment Services and Capital Markets Act, each member of our employee stock ownership association, whether or not they are shareholders, has a preemptive right, subject to certain exceptions, to subscribe for up to 20% of any shares we publicly offer. This right is exercisable only so long as the total number of shares so acquired and held by the member does not exceed 20% of the total number of shares that have been issued or are newly issued. As of December 31, 2024, our employees owned 8.56% of our common stock through the employee stock ownership association.

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

Other Provisions

Record Date. We may set a record date for determining the shareholders entitled to receive annual and quarterly dividends (if any) by a resolution of the Board of Directors upon providing at least two weeks’ prior notice of such date to the public. For quarterly dividends (if any), the record date should be determined by a resolution of the board of directors obtained within 45 days from the last day of March, June or September. The Korean Commercial Code and our articles of incorporation permit us, upon at least two weeks’ public notice, to set a record date and/or close the register of shareholders for not more than three months for the purpose of determining the shareholders entitled to certain rights pertaining to the shares. However, if the record date and the period of time during which the register of shareholders is to be closed are fixed in the articles of incorporation, the Korean Commercial Code waives the requirement to provide at least two weeks’ public notice. The trading of shares and the electronic registration in respect thereof may continue while the register of shareholders is closed.

Annual and Interim Business Reports. At least eight days before the annual general meeting of shareholders, we must make our annual business report and audited financial statements available for inspection at our head office and at all of our branch offices. Copies of this report, the audited financial statements and any resolutions adopted at the general meeting of shareholders are available to our shareholders.

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

The U.S. dollar amount of dividends received by an individual with respect to our common shares or ADSs will be subject to taxation at reduced rates if the dividends are “qualified dividends.” Subject to certain exceptions for short-term and hedged positions, dividends paid on the common shares or ADSs will be treated as qualified dividends if (i) the common shares or ADSs are readily tradable on an established securities market in the United States or we are eligible for the benefits of a comprehensive tax treaty with the United States that the U.S. Treasury determines is satisfactory for purposes of this provision and that includes an exchange of information program; (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company (“PFIC”) as defined for U.S. federal income tax purposes, which we refer to as a PFIC, and (iii) certain holding period requirements are met. The ADSs are listed on the New York Stock Exchange and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. In addition, the U.S. Treasury has determined that the Korea-United States income tax treaty (the “Treaty”) meets the requirements for reduced rates of taxation, and we believe we are eligible for the benefits of that Treaty. Based on our audited financial statements, we believe that we were not a PFIC in our 2023 and 2024 taxable years. In addition, based on our current expectations regarding our income, assets and activities, we do not anticipate becoming a PFIC for our 2025 taxable year. Therefore, we believe that dividends received by a U.S. holder with respect to either common shares or ADSs will be “qualified dividends” provided the holder satisfies the holding period requirement. Holders should consult their own tax advisers regarding the availability of the reduced dividend tax rate in light of their own particular circumstances.

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

Foreign Tax Credit Considerations

Subject to generally applicable limitations and conditions, Korean tax on dividends or gains paid at the appropriate rate applicable to a U.S. holder may be eligible for a credit against such U.S. holder’s U.S. federal income tax liability. These generally applicable limitations and conditions include requirements adopted by the IRS in regulations promulgated in December 2021 and any Korean tax will need to satisfy these requirements in order to be eligible to be a creditable tax for a U.S. holder. In the case of a U.S. holder that consistently elects to apply a modified version of these rules under temporary guidance and complies with specific requirements set forth in such guidance, the Korean tax on dividends or gains will be treated as meeting the requirements and therefore as a creditable tax. In the case of all other U.S. holders, the application of these requirements to the Korean tax on dividends or gains is uncertain and we have not determined whether these requirements have been met. If the Korean tax on dividends or gains is not a creditable tax for a U.S. holder or the U.S. holder does not elect to claim a foreign tax credit for any foreign income taxes paid or accrued in the same taxable year, the U.S. holder may be able to deduct the Korean tax in computing such U.S. holder’s taxable income for U.S. federal income tax purposes.

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

Taxation of Dividends on Common Shares or ADSs

We will deduct Korean withholding tax from dividends paid to you (whether payable in cash or in shares) at a rate of 22.0% (inclusive of local income tax), except from dividends that are exempt from the withholding tax under applicable regulations. Such exemptions apply to dividends funded by certain capital reserves we transfer to our retained earnings for purposes of distribution. If you are a qualified resident and a beneficial owner of the dividends in a country that has entered into a tax treaty with Korea, you may qualify for a reduced rate of Korean withholding tax. See “—Tax Treaties” below for a discussion on treaty benefits. If we distribute to you free shares representing a transfer of earning surplus or certain capital reserves into paid-in capital, that distribution may be subject to Korean withholding tax.

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

Securities Transaction Tax

If you transfer our common shares on the Korea Exchange, you will be subject to an agriculture and fishery special surtax at the rate of 0.15% of the sale price of the common shares. If your transfer of the common shares is not made on the Korea Exchange, subject to certain exceptions, you will be subject to securities transaction tax at the rate of 0.35% (if the transfer is made in 2023 and thereafter) and will not be subject to an agriculture and fishery special surtax.

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

Non-reporting or under-reporting of securities transaction tax will generally result in penalties equal to 20% to 60% of the non-reported tax amount or 10% to 60% of under-reported tax amount. Also, a failure to timely pay securities transaction tax will result in a penalty equal to 9.125% (or 8.03% starting from February 15, 2022) per annum of the due but unpaid tax amount. The penalties are imposed on the party responsible for paying the securities transaction tax or, if such tax is required to be withheld, on the party that has the obligation to withhold.

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

•

with respect to our market risk for trading activities based on the Basel III standardized method for Woori Bank and certain of our other subsidiaries, and a simplified standardized approach for the rest of our subsidiaries;

•	with respect to our interest rate risk based on the IRRBB standard method (ΔEVE) on a group-wide basis; and

•	with respect to our operational risk through a standardized approach for our subsidiaries, including Woori Bank, in accordance with Basel III.

Our risk capital allocation by entity as a percentage of available capital, on a non-consolidated basis, with respect to 2025 is as follows:

	Available capital(1)	Risk capital	Risk appetite	Credit	Market	Operational	Interest rate	Credit Concentration	Liquidity	Strategic	Reputation

	(in billions of Won, except percentages)
Woori Financial Group	33,170	23,266	70.1%	17,645	1,080	1,934	2,073	884	330	508	612
Woori Bank	26,616	18,917	71.1%	14,560	727	1,725	1,546	745	300	337	491
Woori Card	2,557	1,186	46.4%	1,009	18	108	150	—	—	—	—
Woori Financial Capital	1,712	1,100	64.3%	1,010	0	39	95	—	—	—	—
Woori Investment Securities	1,130	769	68.1%	420	280	17	105	—	—	—	—
Woori Asset Trust	447	150	33.6%	134	0	26	7	—	—	—	—
Woori Savings Bank	173	168	96.8%	144	0	6	26	—	—	—	—

(1)	Estimates based on Tier I capital.

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

The Risk Management Committee is composed of four independent directors. It operates independently from all business groups and individual board members, and reports directly to our board of directors. We require the chairperson of the Risk Management Committee to be chosen from among the independent directors in order to enhance the independence and experience level of such chairperson. Our Risk Management Committee convenes at least quarterly, and makes decisions by a majority vote of the attending members. At least a majority of the committee members must attend to constitute a quorum.

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

Committee	Members	Approval Process
Headquarters Approval
Loan Committee	Head of the credit support group, head of the corporate banking business group, head of the investment banking group, head of the financial market business group, head of the risk management group, head of the large corporate and global investment banking credit analysis and approval department and head of the SME credit analysis and approval department	2/3 required for approval; 2/3 required to participate
Headquarters/Regional Approval
Senior Credit Officer Committee	One head senior credit officer and four to six other senior credit officers (five to seven persons)	2/3 required for approval; 2/3 required to participate
Credit Officer Committee	At least one senior credit officer and two other credit officers (at least three persons)	2/3 required for approval; 2/3 required to participate
Individual Approval
Loan Officer	Individual	Approval of the individual
Branch Manager	Individual	Approval of the individual
Head of Team	Individual	Approval of the individual

Different individuals or committees review and approve loan applications depending on various factors, including:

•	the size and type of the loan;

•	the level of credit risk established by the credit rating system;

•	whether the loan is secured by collateral; and

•	if the loan is secured, an assessment of the collateral.

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

Loan Review and Monitoring

Woori Bank monitors credit risk with respect to its borrowers using its loan review system. In December 2024, the status of Woori Bank’s Loan Review Department was elevated to Loan Review Headquarters, which continues to be responsible for overseeing Woori Bank’s loan review and monitoring efforts. After a loan has been approved, the relevant materials or the results generated by Woori Bank’s credit evaluation system, together with any supporting data, are reviewed by a loan review officer. There are three types of reviews that Woori Bank’s Loan Review Headquarters undertakes:

•

Desk review. Desk reviews are the most common and are generally done within five days after a loan has been approved. Although the process is similar, different loans are automatically reviewed by Woori Bank based on the size of the loan. The Loan Review Headquarters will initiate a desk review of loans approved by a credit officer committee or the Loan Committee, for any corporate loan over ￦5 billion, any consumer loan over ￦1 billion, any loan to a housing applicant group over ￦5 billion or any loan where the loan terms were adjusted. For loans originating from a branch, the Loan Review Headquarters will randomly initiate a desk review for new domestic loans. For overseas loans, desk reviews are conducted for new loans (including credit limit increases) over US$300,000. Ex post desk reviews are also conducted on consumer and corporate loans approved by a domestic branch manager for borrowers with aggregate unsecured loans over ￦50 million or aggregate secured loans over ￦300 million, and new consumer and corporate loans (including credit limit increases) over US$30,000 approved by overseas branch managers.

•

Periodic review. Periodic reviews are done on a quarterly, semi-annual or annual basis with respect to loans that are current and over ￦10 billion. Quarterly periodic reviews are done for certain corporate borrowers, depending on their size and the borrower’s industry.

•

Ad hoc review. Ad hoc reviews can be done at any time. The head of Woori Bank’s Loan Review Headquarters or the chief executive officer or chief risk officer of Woori Bank, or the Financial Supervisory Service, can initiate ad hoc reviews. Loan review officers who are responsible for desk and periodic reviews also conduct ad hoc reviews.

Following a review, Woori Bank’s sales office may hold additional meetings with the borrower and adjust the loan amount or the borrower’s credit rating. The Loan Review Headquarters may also direct sales office personnel to institute early collections or to adjust a borrower’s credit rating, total exposure and asset portfolio without consulting the borrower. The loan review officer may request that the credit officer adjust a borrower’s credit ratings based on various factors, including asset quality, credit limits, applied interest rates and our credit policies. We also continually review other factors, such as industries in which borrowers operate and their domestic and overseas assets and operations, to ensure that our ratings are appropriate.

Woori Bank monitors and manages its exposures to and credit limits for corporations and chaebols on a daily basis. Woori Bank uses its Total Exposure Management System to make real-time inquiries regarding its exposures, either by company or by chaebol, and to manage the credit limits for all kinds of business transactions. Woori Bank monitors and analyzes these exposures on a monthly basis. Corporate borrowers on Woori Bank’s “watch list” are monitored more closely and with respect to additional aspects of their relationships with us. Woori Bank places borrowers on its watch list when it believes that any impediment on a borrower’s ability to meet its financial obligations exists or is pending. Woori Bank may also monitor newly extended credits or any additional credits extended to a previous borrower more frequently if it believes additional monitoring is necessary after reviewing the loan approval process. Credits outstanding to a particular industry or region that Woori Bank believes are higher risk are monitored even more frequently. Based on the results of such monitoring, the Loan Review Headquarters of Woori Bank provides reports to the chief executive officer on a monthly basis and to the Risk Management Committee on a quarterly basis.

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

Woori Bank’s Loan Review Headquarters in its Risk Management Group is required to submit monthly loan review reports to the chief executive officer and the head of the Risk Management Group of Woori Bank. The chief executive officer then provides feedback to the relevant sales offices of Woori Bank’s branches through its auditing team or relevant business group. Based on these reports, we may, for example, stop lending to particular borrowers, change credit limits or modify our loan approval procedures. We do not monitor loans to certain borrowers, such as loans to government entities.

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

•

deposit transactions, such as any decrease in a borrower’s average deposit balance, requests for large volumes of promissory notes or checks, suspension of deposit payments due to creditor seizures, or the inability to pay immediately available funds owed when due; and

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

Credit Remediation

We believe that by centralizing the management of our non-performing credits within each subsidiary, we can implement uniform policies for non-performing credit resolution, pool institutional knowledge and create a more specialized (and therefore more efficient) work force. To the extent relevant to its business, each of our subsidiaries has one or more units that are responsible for managing non-performing loans. At Woori Bank, for example, the Credit Management and Collection Headquarters and the Corporate Restructuring Department generally oversee the process for resolving non-performing loans transferred to them by Woori Bank’s other business groups. When a loan becomes non-performing, the Credit Management and Collection Headquarters and the Corporate Restructuring Department will begin a due diligence review of the borrower’s financial condition, send a notice demanding payment or stating that the group will take legal action, and prepare for legal action. At the same time, Woori Bank initiates its non-performing loan management process. Once Woori Bank has confirmed the details of a non-performing loan, it makes efforts to recover amounts owed to it. Methods for resolving non-performing loans include commencing collection proceedings or legal actions and writing off such loans, transferring them to affiliates in charge of collection and authorizing those subsidiaries to recover what they can. We have also disposed of a number of non-performing credits to UAMCO and various structured companies. See “Item 4.B. Business Overview—Assets and Liabilities—Asset Quality of Loans—Non-Performing Loan Strategy.”

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

The following table shows the amount and types of Woori Bank’s trading positions (including trust accounts) subject to market risk as of the dates indicated:

	As of December 31,
	2023		2024

	(in millions of Won)
Debt securities	￦	4,948,219	￦	4,508,003
Equity securities		17,147		14,065
Spot exchanges(1)		2,415,402		3,885,757
Derivatives(2)		13,022,282		19,363,733

Total	￦	20,403,051	￦	27,771,558

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

The Risk Management Committee monitors market risk both for the group and for each relevant subsidiary individually. See “—Overview.” The Risk Management Committee has established a maximum “risk appetite” for each relevant subsidiary, which is defined as the risk capital of such subsidiary divided by its available capital. “Risk capital” is a benchmark figure that determines the market risk limits, accumulated loss limits (for trading portfolios) and price value of a basis point (or PVBP) limits (for non-trading debt securities) for each subsidiary. Available capital generally consists of shareholder’s equity. Using this benchmark, as of December 31, 2024, we have established market risk limits with respect to Woori Bank as shown in the following table:

Trading Portfolio		Non-Trading Portfolio
Accumulated Loss Limit
Quarter	Annual	PVBP Limit
(in billions of Won)
￦ 113.6	￦ 227.1	￦ 14.2

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

Basel III Standardized Method. Commencing in 2023, Woori Bank replaced the use of daily VaR with the Basel III standardized method to measure market risk. Under such method, Woori Bank measures its market risk capital by aggregating (i) risk capital measured using the sensitivities-based method, (ii) default risk capital and (iii) other miscellaneous risk capital:

•

risk capital measured using the sensitivities-based method represents the linear and non-linear losses that can result from adverse changes in interest rates, credit spreads, equity prices, foreign exchange rates and commodities prices;

•	default risk capital represents the losses that can result from any unexpected default of an entity not contemplated under the sensitivities-based method; and

•	other miscellaneous risk capital represents any other losses that are not contemplated under the sensitivities-based method or are not considered to result from the risk of default.

The following table shows Woori Bank’s market risk capital for each category of market risk as of December 31, 2024:

Risk categories		Risk Capital
(in billions of Won)
Sensitivities-based method	General interest rate risk	￦	29.0
	Equity risk		3.0
	Commodities risk		0.1
	Foreign exchange risk		114.2
	Credit spread risk: non-securitizations		18.2
	Credit spread risk: securitizations (non-correlation trading portfolio)		—
	Credit spread risk: securitizations (correlation trading portfolio)		—

Default risk	Non-securitizations		8.6
	Securitizations (non-correlation trading portfolio)		—
	Securitizations (correlation trading portfolio)		—

Other miscellaneous risk			1.2

Total		￦	174.3

Stress test. In addition, Woori Bank assesses its market risk exposure to abnormal market fluctuations through stress testing. As the Basel III standardized method assumes normal market conditions, stress testing is an important way of supporting this method since it does not cover potential loss if the market moves in a manner that is outside normal expectations. Stress testing projects the anticipated change in value of holding positions under certain scenarios assuming that no action is taken during a stress event to change the risk profile of a portfolio. The following table shows, for Woori Bank, the loss that would have occurred in its trading portfolio as of December 31, 2024 for assumed short-term extreme changes of a +/-20% change in the equity market and a +/-60 basis point change from interest rates prevailing in the market on that date, under an abnormal stress environment.

	(in billions of Won, except percentages)
Equity Market Chart Market fluctuation amount		(20)%		(10)%		(5)%		5%		10%		20%

	￦	(2.7)	￦	(1.3)	￦	(0.7)	￦	0.7	￦	1.3	￦	2.7

	(in billions of Won, except basis points)
Interest Rate Chart Basis point fluctuation amount		(60) basis points		(40) basis points		(20) basis points		20 basis points		40 basis points		60 basis Points

	￦	12.3	￦	8.1	￦	4.0	￦	(3.9)	￦	(7.9)	￦	(11.8)

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

Each of our relevant subsidiaries monitors changes in, and matches of, foreign-currency assets and liabilities in order to reduce exposure to currency fluctuations. Most of our foreign exchange risk arises in connection with the operations of Woori Bank. Our relevant subsidiaries also manage risks relating to exchange rate fluctuations through foreign exchange dealing, including by their overseas branches. However, we conduct foreign exchange dealings primarily on behalf of our customers. Our counterparties are generally domestic and foreign financial institutions and banks. The following table sets forth information concerning Woori Bank’s limits on proprietary foreign exchange dealings as of December 31, 2024:

	Won/U.S. Dollar Dealing				Dealings in other currencies
	Headquarters				Headquarters				Overseas Branches
	Total		Individual		Total		Individual		Total		Individual
	(in millions of US$)
Open position
Daily maximum limit	US$	1,300	US$	200	US$	350	US$	70	US$	105	US$	21
Daily closing limit		200		50		100		20		30		6
Stop loss:
Daily		2.5		0.5		1.0		0.15		0.30		0.045
Monthly		4.0		0.8		2.5		0.5		0.75		0.15

The following table shows the non-consolidated net open positions of Woori Bank as of the dates indicated. Positive amounts represent long exposures and negative amounts represent short exposures.

	As of December 31,
	2023		2024

	(in millions of US$)
Currency
U.S. dollar	US$	881.2	US$	786.5
Japanese yen		(32.5)		(20.4)
Euro		(264.6)		35.1
Others		577.1		933.4

Total	US$	1,161.2	US$	1,734.5

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

We measure interest rate risk for Won and foreign currency assets and liabilities, including derivatives and principal guaranteed trust accounts. Most of our interest-earning assets and interest-bearing liabilities are denominated in Won and our foreign currency-denominated assets and liabilities are mostly denominated in U.S. dollars. We believe, however, that our interest rate sensitivity is limited with respect to our Won-denominated assets. Deposits in Won generally bear fixed rates of interest for fixed time periods (other than deposits payable on demand which constituted approximately 41.3% of our total deposits in Won as of December 31, 2024). We generally adjust the interest rates on these deposits when they are rolled over. In addition, as of December 31, 2024, 95.6% of those deposits had current maturities of one year or less. As of December 31, 2024, approximately 67.9% of our Won-denominated loans bore floating rates of interest, and 62.3% of those loans had current maturities of one year or less.

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

The following tables show, for Woori Bank, on a non-consolidated basis pursuant to the guidelines of the Financial Supervisory Service, the interest rate gap for Won-denominated accounts and foreign currency-denominated accounts as of December 31, 2024:

	As of December 31, 2024
	0-3 Months		3-6 Months		6-12 Months		1-3 Years		Over 3 Years		Total

	(in billions of Won, except percentages)
Won-denominated accounts:
Interest rate-sensitive assets
Free interest rate	￦	25,022	￦	23,075	￦	25,700	￦	20,169	￦	2,429	￦	96,395
Market interest rate		165,223		28,238		14,206		32,823		37,278		277,768
Interest rate pegged to customer deposit		109		62		109		15		31		326

Total	￦	190,354	￦	51,375	￦	40,015	￦	53,007	￦	39,738	￦	374,489

Interest rate-sensitive liabilities
Free interest rate	￦	33,287	￦	4,867	￦	8,298	￦	27,344	￦	34,788	￦	108,584
Market interest rate		106,623		35,436		67,349		15,245		6,341		230,994

Total	￦	139,910	￦	40,303	￦	75,647	￦	42,589	￦	41,129	￦	339,578

Sensitivity gap		50,444		11,072		(35,632)		10,418		(1,391)		34,911
Cumulative gap		50,444		61,516		25,884		36,302		34,911		34,911
% of total assets(1)		12.36%		15.08%		6.34%		8.90%		8.56%		8.56%
Total assets in Won											￦	408,051

	As of December 31, 2024
	0-3 Months		3-6 Months		6-12 Months		1-3 Years		Over 3 Years		Total

	(in millions of US$, except percentages)
Foreign currency-denominated accounts:
Interest rate-sensitive assets
Free interest rate	US$	0	US$	0	US$	0	US$	0	US$	0	US$	0
Market interest rate		17,107		1,319		596		1,671		799		21,492
Interest rate pegged to customer deposit		0		0		0		0		0		0

Total	US$	17,107	US$	1,319	US$	596	US$	1,671	US$	799	US$	21,492

Interest rate-sensitive liabilities
Free interest rate	US$	0	US$	0	US$	0	US$	0	US$	9	US$	9
Market interest rate		13,820		3,883		3,838		1,648		1,854		25,043

Total	US$	13,820	US$	3,883	US$	3,838	US$	1,648	US$	1,863	US$	25,052

Sensitivity gap		3,287		(2,564)		(3,242)		23		(1,064)		(3,560)
Cumulative gap		3,287		723		(2,519)		(2,496)		(3,560)		(3,560)
% of total assets(1)		9.09%		2.00%		(6.96)%		(6.90)%		(9.84)%		(9.84)%
Total assets in US$											US$	36,173

(1)	Represents the cumulative gap as a percentage of total assets.

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

The following table shows, for Woori Bank, with respect to Won-denominated assets and liabilities, duration gaps and net asset value changes when the interest rate increases by one percentage point as of the specified dates:

Date	Interest-bearing asset duration	Interest-bearing liability duration	Total asset/liability duration gap	Net asset value change
	(in years)	(in years)	(in years)	(in billions of Won)
June 30, 2023	0.88	0.83	0.09	(262)
December 31, 2023	0.73	0.83	(0.08)	258
June 30, 2024	0.79	0.81	(0.00)	12
December 31, 2024	0.89	0.88	0.06	(218)

We set interest rate risk limits using the interest rate risk in banking book (IRRBB) method, which is the standard method under Basel III. The following table shows Woori Bank’s interest rate ΔEVE with respect to its assets and liabilities for each of the quarters starting with the fourth quarter of 2023:

	Fourth Quarter 2023	First Quarter 2024	Second Quarter 2024	Third Quarter 2024	Fourth Quarter 2024

(in billions of Won, except percentages)
Interest rate ΔEVE	￦683.7	￦464.3	￦404.6	￦1,185.7	￦952.8

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

The Financial Services Commission uses the liquidity coverage ratio, defined as the ratio of highly liquid assets to total net cash outflows over a 30-day period, as the principal liquidity risk management measure and currently requires Korean banks, including Woori Bank, to:

•

maintain a liquidity coverage ratio of not less than 100% (such requirement was temporarily reduced to 92.5% until June 2023 in response to the COVID-19 pandemic, but has since gradually returned to its pre-pandemic level of 100%);

•	maintain a foreign currency liquidity coverage ratio of not less than 80%; and

•	submit monthly reports with respect to the maintenance of these ratios.

As of December 31, 2024, Woori Bank’s 30-day liquidity coverage ratio was 104.3%, above the Financial Services Commission’s standard of 97.5% as of such date (the minimum liquidity coverage ratio was raised to 100.0% on January 1, 2025).

The following table shows the liquidity status, on a cumulative basis, and limits for foreign currency accounts of Woori Bank on a consolidated basis as of December 31, 2024 in accordance with the Financial Services Commission’s regulations:

	7 days or less		8 days –1 month		3 months or less

	(in millions of US$, except percentages)
Foreign currency accounts:
Foreign currency assets	US$	22,366	US$	10,054	US$	13,333
Foreign currency liabilities		10,958		10,567		15,046
Maturity gap		11,408		(512)		(1,713)
Cumulative gap (A)		11,408		10,895		9,183
Total assets (B)		129,587		129,587		129,587
Liquidity gap ratio (A/B)		8.80%		8.41%		125.11	%(1)
Limits		(3)%		(10)%		85%

(1)	Liquidity ratio, calculated as foreign currency assets as a percentage of foreign currency liabilities.

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

To monitor and control operational risks, we maintain a system of comprehensive policies and have put in place a control framework designed to provide a stable and well-managed operational environment throughout our organization. Several bodies are responsible for managing our operational risk, including our Audit and Legal and Compliance Departments and the Subsidiary Risk Management Committees and their respective Subsidiary Risk Management Departments. For example, Woori Bank has implemented a multi-step operational risk management process consisting of engaging in risk self-assessment, establishing key risk indicators, operating an early warning system, managing loss data, measuring operational risk capital, monitoring and reporting risks, promoting a strong risk management culture and developing action plans. Woori Bank has also established policies to change operational risk profiling, select permitted levels of risk, develop action plans and manage results. In light of several incidents relating to its internal controls in the past few years, Woori Bank has recently conducted a comprehensive reexamination of its operational risk system and has strengthened its internal control work manual, and has cooperated with the Financial Supervisory Service to further strengthen its internal controls. In November 2022 and June 2023, the Financial Supervisory Service worked together with the Korea Federation of Banks to introduce a number of measures to improve the internal controls of banks and other financial institutions. Woori Bank also implemented various measures that would minimize its operational risks, in particular those stemming from employee misconduct, in order to strengthen and improve its internal controls system and thereby prevent the recurrence of any large-scale financial incidents. For example, Woori Bank has in recent years increased the number of employees tasked with various internal controls-related tasks, including compliance supervision, risk management, consumer protection and regular inspections. In addition, Woori Bank has also strengthened its internal control process for monitoring its overseas wire transfers, including by establishing a new international trade monitoring team in July 2022. Furthermore, in June 2023, we created a new external whistleblowing channel that allows employees to report irregularities with strengthened anonymity and enhanced incentives. In recent months, we have made several changes to our internal policies and organizational structure to strengthen our internal control processes, including the following:

•

establishment of an Ethics and Internal Controls Committee, comprised entirely of independent directors and directly responsible for overseeing the actions of an Ethics Management Office dedicated to the monitoring and oversight of the conduct of our management personnel and the development and dissemination of our ethics policies;

•	elevating the status of Woori Bank’s anti-money laundering center and loan review department to “headquarters,” to strengthen their role and emphasize their importance;

•	strengthening the role of our chief compliance officer by putting such officer directly in charge of our anti-money laundering and information security matters;

•	implementing a system for registering personal credit information of our executive officers’ relatives;

•	creating a “responsibilities map” that would clearly designate which officers would be held responsible for the occurrence of any potential incidents relating to employee misconduct; and

•

amending our existing policies regarding the appointment of executive officers of our subsidiaries to no longer require a pre-approval by our chief executive officer as part of an effort to ensure the managerial autonomy of our subsidiaries.

Through such actions, we expect to enhance our internal controls system and prevent the recurrence of employee misconduct-related incidents in the future. For a further discussion of the incidents relating to Woori Bank’s internal controls, see “Item 8.A. Consolidated Statements and Other Financial Information—Legal Proceedings and Regulatory Actions.”

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

Item 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Fees and Charges

Under the terms of the deposit agreement, as a holder of our ADSs, you are required to pay the following service fees to the depositary:

Services	Fees
Issuance of ADSs	Up to $0.05 per ADS issued

Cancellation of ADSs	Up to $0.05 per ADS cancelled

Distribution of cash dividends or other cash distributions	Up to $0.05 per ADS held

Distribution of ADSs pursuant to (i) stock dividends or other free stock distributions, or (ii) exercise of the rights to purchase additional ADSs	Up to $0.05 per ADS held

Distribution of securities other than ADSs or rights to purchase additional ADSs	Up to $0.05 per ADS held

ADS services	Up to $0.05 per ADS held on the applicable record date established by the depositary

As a holder of our ADSs, you are also responsible for paying certain fees and expenses such as:

•	taxes (including applicable interest and penalties) and other governmental charges;

•	fees for the transfer and registration of shares charged by the registrar and transfer agent for the shares in Korea (i.e., upon deposit and withdrawal of shares);

•	cable, telex and facsimile transmission and delivery expenses;

•	expenses and charges incurred in the conversion of foreign currency;

•	fees and expenses incurred in connection with compliance with exchange control regulations and other applicable regulatory requirements; and

•	fees and expenses incurred in connection with the delivery or servicing of shares on deposit.

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

Fees and Payments from the Depositary to Us

In 2024, pursuant to an agreement with us, the depositary waived, or made payments to third parties of, approximately $40,997.34 (net of applicable taxes) in the aggregate in connection with proxy process expenses (including printing, postage and distribution expenses), contributions towards investor relations efforts (including investor relations agency fees) and other standard out-of-pocket maintenance costs relating to our ADS facility that were payable by us.

In addition, as part of its service to us, the depositary waives its fees for the standard costs and operating expenses associated with the administration of the ADS facility.

Item 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not Applicable

Item 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not Applicable

Item 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

We have evaluated, with the participation of our chief executive officer and principal financial officer, the effectiveness of our disclosure controls and procedures, as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, as of December 31, 2024. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and principal financial officer concluded that our disclosure controls and procedures as of December 31, 2024 were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act, is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2024 based on the criteria established in the Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission in May 2013.

Based on this assessment, management believes that, as of December 31, 2024, our internal control over financial reporting is effective.

The effectiveness of our internal control over financial reporting as of December 31, 2024 has been audited by KPMG Samjong Accounting Corp., an independent registered public accounting firm, as stated in its report included herein which expressed an unqualified opinion on the effectiveness of our internal control over financial reporting as of December 31, 2024.

Changes in Internal Control Over Financial Reporting

There has been no change in our internal control over financial reporting during 2024 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16.	[RESERVED]

Item 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Kang-Haeng Lee, our independent director and a member of our Audit Committee, qualifies as an “audit committee financial expert” and is independent within the meaning of this Item 16A.

Item 16B.	CODE OF ETHICS

We have adopted a code of ethics, as defined in Item 16B of Form 20-F under the Exchange Act. Our code of ethics applies to our chief executive officer, principal financial officer and persons performing similar functions as well as to our independent directors and other officers and employees. In recent years, we have also implemented a code of ethics applicable to artificial intelligence-related matters, as well as a code of ethics that govern the activities of our partners. We also recommend compliance with the code of ethics to our business counterparts. Our code of ethics is available on our website at https://www.woorifg.com. If we amend or delete any provision of this code of ethics, we will disclose such amendment on our website at the same address.

Item 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the fees billed to us by our independent registered public accountant KPMG Samjong Accounting Corp., during the fiscal years ended December 31, 2023 and 2024:

	Year ended December 31,
	2023		2024

	(in millions of Won)
Audit fees	￦	7,789	￦	9,140
Audit-related fees		165		195
Tax fees		677		884
All other fees		13		15

Total fees	￦	8,644	￦	10,234

Audit fees in the above table are the aggregate fees billed by KPMG Samjong Accounting Corp., in connection with the audit of our annual financial statements, the review of our interim financial statements, the review of filings with the U.S. Securities and Exchange Commission and audit of the effectiveness of our internal control over financial reporting.

Audit-related fees in the above table are the aggregate fees billed by KPMG Samjong Accounting Corp. for agreed-upon procedures related to the issuance of comfort letters in connection with the issuance of debt securities.

Tax fees in the above table are the aggregate fees billed by KPMG Samjong Accounting Corp. for assistance in the preparation of certain tax returns and other tax advice.

All other fees in the above table are the aggregate fees billed in each of the fiscal years by KPMG Samjong Accounting Corp. for all other services which are not part of the three categories above.

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

Item 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable

Item 16E.	PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The following table sets forth information regarding purchases by us of our common shares during the period covered by this annual report.

Period	Total Number of Shares Purchased	Average Price Paid per Share		Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs (as of end of period)
January 1 to January 31, 2024	—	￦	—	—	US$	—
February 1 to February 29, 2024	—		—	—		—
March 1 to March 31, 2024(1)	9,357,960		14,600	—		—
April 1 to April 30, 2024	—		—	—		—
May 1 to May 31, 2024	—		—	—		—
June 1 to June 30, 2024	—		—	—		—
July 1 to July 31, 2024	—		—	—		—
August 1 to August 31, 2024	—		—	—		—
September 1 to September 30, 2024	—		—	—		—
October 1 to October 31, 2024	—		—	—		—
November 1 to November 30, 2024	—		—	—		—
December 1 to December 31, 2024	—		—	—		—

Total	9,357,960	￦	14,600	—	US$	—

(1)

Comprises common shares that were purchased from the KDIC on March 18, 2024 through a block sale for approximately ￦136.6 billion, or $102.4 million (as of March 18, 2024), which were subsequently canceled in their entirety.

In February 2025, we entered into a trust agreement with Kiwoom Securities Co., Ltd. to acquire, by September 2025, our shares of common stock in the aggregate amount of approximately ￦150 billion, the entirety of which we intend to cancel following the completion of such acquisition.

Other than as described above, neither we nor any “affiliated purchaser,” as defined in Rule 10b-18(a)(3) of the Exchange Act, purchased any of our equity securities during the period covered by this annual report.

Item 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

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

NYSE Corporate Governance Standards	Woori Financial Group

Director Independence
Listed companies must have a majority of independent directors.	The majority of our board of directors is independent (as defined in accordance with the New York Stock Exchange’s standards), as seven of our eight directors are independent directors.

Executive Session
Non-management directors must meet in regularly scheduled executive sessions without management. Independent directors should meet alone in an executive session at least once a year.	Our independent directors hold quarterly meetings, which coincide with the quarterly Audit Committee meetings, to discuss matters relating to management issues. The Audit Committee consists of four independent directors.

Nomination/Corporate Governance Committee
A nomination/corporate governance committee of independent directors is required. The committee must have a charter that addresses the purpose, responsibilities (including development of corporate governance guidelines) and annual performance evaluation of the committee.	We have established an Officer Candidate Recommendation Committee, which consists of seven independent directors.

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

We have established a Compensation Committee consisting of four independent directors.

Audit Committee
Listed companies must have an audit committee that satisfies the independence and other requirements of Rule 10A-3 under the Exchange Act. All members must be independent. The committee must have a charter addressing the committee’s purpose, an annual performance evaluation of the committee, and the duties and responsibilities of the committee. The charter must be made available on the company’s website.	We have established an Audit Committee consisting of four independent directors, all of whom are independent. Accordingly, we are in compliance with Rule 10A-3 under the Exchange Act.

Audit Committee Additional Requirements
Listed companies must have an audit committee that is composed of at least three directors.	Our Audit Committee has four members, as described above.

Shareholder Approval of Equity Compensation Plan
Listed companies must allow its shareholders to exercise their voting rights with respect to any material revision to the company’s equity compensation plan.	We currently do not have an equity compensation plan.

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
We have adopted insider trading policies governing the purchase, sale and other dispositions of our securities by directors, senior management and employees. A copy of the insider trading policies is attached as an exhibit to this annual report.

Item 16K.	CYBERSECURITY
Risk Management and Strategy
As a large financial institution, we recognize the critical importance of building and maintaining cr edibil
ity and trust with our customers. A significant portion of our operations relies on our information technology systems, including customer service, billing, the secure processing, storage and transmission of confidential and other information as well as the timely monitoring of a large number of complex transactions. As such, we are particularly committed to protecting ourselves from various cybersecurity threats, especially in light of the proliferation of evolving technologies and an increasing use of the Internet that characterize the environment in which we operate.
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

2
08

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
The Financial Services Commission announced that it would revise the Electronic Financial Supervision Regulations sometime in 2025 to strengthen the board of directors’ oversight of cybersecurity for financial service providers, including by mandating reports from the CISO to the board of directors about any decisions that can materially affect the stability or credibility of electronic financial transactions. As such, we plan to strengthen our governance structure relating to cybersecurity in accordance with such revised regulations.
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
All of our CISOs, including those of our subsidiaries, meet the qualification requirements for such personnel as set forth in the
Ele
ctronic Financial Transaction Act of Korea. Our CISOs generally have academic degrees in an information security-related field and work experiences in information security-related fields. For example, our
C
ISO has a Bachelor of Science in computer science and a Master of Science in finance information security, as well as over seven years of IT or information security-related work experience.

2
09

Item 17.	FINANCIAL STATEMENTS

Not Applicable

Item 18.	FINANCIAL STATEMENTS

Reference is made to Item 19(a) for a list of all financial statements filed as part of this annual report.

Item 19.	EXHIBITS

(a)	List of financial statements:

Page
Audited consolidated financial statements of Woori Financial Group Inc. and subsidiaries prepared in accordance with IFRS as issued by the IASB
Report of Independent Registered Public Accounting Firm on Consolidated Financial Statements (as of December 31, 2024 and for each of the years ended December 31, 2023 and 2024)	F-1
Report of Independent Registered Public Accounting Firm on Consolidated Financial Statements (as of December 31, 2022 and for the year then ended)	F-3
Consolidated Statements of Financial Position as of December 31, 2023 and 2024	F-4
Consolidated Statements of Comprehensive Income for the Years Ended December 31, 2022, 2023 and 2024	F-5
Consolidated Statements of Changes in Equity for the Years Ended December 31, 2022, 2023 and 2024	F-7
Consolidated Statements of Cash Flows for the Years Ended December 31, 2022, 2023 and 2024	F-11
Notes to Consolidated Financial Statements	F-14

(b)	Exhibits

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

Number	Description

1.1	Articles of Incorporation of Woori Financial Group (translation in English).

2.1*	Form of Stock Certificate of Woori Financial Group’s common stock, par value ￦5,000 per share (translation in English).

2.2**	Form of the Second Amended and Restated Deposit Agreement by and among Woori Financial Group, Citibank, N.A., as depositary, and all holders and beneficial owners from time to time of American depositary shares issued thereunder, including the form of American depositary receipt.

2.3***	Description of Woori Financial Group’s Capital Stock.

2.4****	Description of Woori Financial Group’s American Depositary Shares.

8.1*****	List of subsidiaries of Woori Financial Group.

Number	Description

11.1******	Code of Ethics (translation in English).

11.2	Insider Trading Policies (titled “Internal Information Management Guidelines”; translation in English)

12.1	Section 302 certifications.

13.1	Section 906 certifications.

97.1*******	Woori Financial Group Inc. Policy for the Recovery of Erroneously Awarded Compensation

101.INS	Inline XBRL Instance Document

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (Embedded within Inline XBRL Instance Document).

*	Incorporated by reference to exhibit 2.1 to the Annual Report on Form 20-F (File No. 001-31811), filed on April 30, 2019.
**	Incorporated by reference to exhibit (a)(1) to the Registration Statement on Form F-6 (File No. 333-229197), filed on January 11, 2019.
***	See Item 10.B. Memorandum and Articles of Association.
****	Incorporated by reference to exhibit 2.4 to the Annual Report on Form 20-F (File No. 001-31811), filed on April 29, 2020.
*****	See Note 1 of the notes to the consolidated financial statements of the registrant included in this Annual Report.
******	Incorporated by reference to exhibit 11.1 to the Annual Report on Form 20-F (File No. 001-31811), filed on April 29, 2024.
*******	Incorporated by reference to exhibit 97.1 to the Annual Report on Form 20-F (File No. 001-31811), filed on April 29, 2024.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Woori Financial Group Inc. (Registrant)

/s/ Jong-Yong Yim
(Signature)

Jong-Yong Yim
Chief Executive Officer
(Name/Title)

Date: April 28, 2025

Report of Independent Registered Public Accounting Firm
The Board of Directors and Shareholders of
Woori Financial Group Inc.:
Opinions on the Consolidated Financial Statements and Internal Control Over Financial Reporting
We have audited the accompanying consolidated statement of financial position of Woori Financial Group Inc. and its subsidiaries (“the Group”) as of December 31, 2024 and 2023, the related consolidated statements of comprehensive income, changes in equity, and cash flows for each of the years in the two-year
period ended December 31, 2024, and the related notes (collectively, the consolidated financial statements). We also have audited the Group’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Group as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the years in the two-year
period ended December 31, 2024, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024 based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.
Basis for Opinions
The Group’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying “Management’s Annual Report on Internal Control Over Financial Reporting.” Our responsibility is to express an opinion on the Group’s consolidated financial statements and an opinion on the Group’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
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
Critical Audit Matter
The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.
Assessment of the allowance for credit losses for loans calculated on a collective basis
As discussed in Notes 4 and 10 to the consolidated financial statements, the Group has KRW 3,357,625 million of allowance for credit losses for loans at amortized cost, a portion of which relates to amounts calculated on a collective basis (collective ACL) as of December 31, 2024. The collective ACL is measured on a collective basis using a methodology based on a probability of default (PD) and loss given default (LGD) estimation model. The model adjusts the PDs and LGDs used in the measurement of the collective ACL to reflect forward-looking information. The PD and LGD estimation model incorporates future economic outlooks using economic variable forecasts derived from various methods: i) economic variable forecasts provided by external institutions; ii) forecasts derived from external institutions and regression analysis results; and iii) economic variable forecasts derived through time series trends as a result of modeling. For corporate loans, the Group’s credit rating of the borrower is used in the determination of the PDs. The Group uses a credit rating model which includes quantitative methods and assessor’s judgment to determine the credit rating of its corporate obligors.
We identified the assessment of the collective ACL as a critical audit matter. A high degree of audit effort, including specialized skills and knowledge, and subjective and complex auditor judgment was involved in the assessment due to significant measurement uncertainty. The assessment encompassed the evaluation of the collective ACL methodology, including the methods and models used to estimate the PD, LGD, and forward-looking information and their significant assumptions in the collective ACL. Such significant assumptions included the selection of macroeconomic variables and the determination of various economic forecast scenarios and their probability weights used to reflect forward-looking information in the PDs and LGDs. Specific to corporate loans, the assessment also included the credit rating model and the assessor’s judgment assumption used in determining the obligor’s credit rating.
The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Group’s measurement of the collective ACL, including controls over the (i) continued use and appropriateness of the collective ACL methodology and models; (ii) selection of the macroeconomic variables; (iii) determination of various economic forecast scenarios and their probability weights; and (iv) evaluation of the assessor’s judgment in determining the corporate obligor’s credit rating.
We evaluated the Group’s process to develop the collective ACL estimate by testing certain sources of data, factors, and assumptions that the Group used, and considered the relevance and reliability of such data, factors, and assumptions. For a selection of corporate loans, we assessed the credit rating assigned by the Group and the assessor’s judgment by evaluating the financial performance of the borrower, sources of repayment, and any relevant guarantees or underlying collateral. In addition, we involved credit risk professionals with specialized skills and knowledge, who assisted in the (i) evaluation of the Group’s collective ACL methodology for compliance with IFRS as issued by the IASB; (ii) assessment of the conceptual soundness and performance of the PD, LGD, forward-looking information, and credit rating models by inspecting the model documentation to determine whether the models are suitable for their intended use; and (iii) evaluation of the selection of the macroeconomic variables and determination of the various economic forecast scenarios and their probability weights by applying statistical methods to analyze the historic correlation between the macroeconomic variables selected by management and the PDs and LGDs.
/s/ KPMG Samjong Accounting Corp.
We have served as the Group’s auditor since 2023.
Seoul, Korea
April 28, 2025

Report of Independent Registered Public Accounting Firm
To the shareholders and the Board of Directors of
Woori Financial Group Inc.:
Opinion on the Financial Statements
We have audited the consolidated statements of comprehensive income, c han
ges in equity and cash flows of Woori Financial Group Inc. and its subsidiaries (the “Company”) for the year ended December 31, 2022, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the results of operations and cash flows of the Company for the year ended December 31, 2022 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
Basis for Opinion
These consolidated
financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.
Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.
/s/ Samil PricewaterhouseCoopers
Seoul, Korea
April 21, 2023
We served as the Company’s auditor from 2020 to 2023.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF FI
NANCI
AL POSITION
AS OF DECEMBER 31, 2023 AND 2024

	Korean Won		U.S. Dollars
	December 31, 2023	December 31, 2024	December 31, 2024
	(in millions)		(in thousands)
ASSETS
Cash and cash equivalents (Note 6)	30,556,618	27,281,123	18,458,135
Financial assets at fair value through profit or loss (“FVTPL”) (Notes 4, 7, 11, 12, 18 and 26)	21,544,756	25,202,672	17,051,876
Financial assets at fair value through other comprehensive income (“FVTOCI”) (Notes 4, 8, 11, 12, and 18)	37,891,495	43,797,745	29,633,116
Securities at amortized cost (Notes 4, 9, 11, 12 and 18)	23,996,172	19,203,177	12,992,677
Loans and other financial assets at amortized cost (Notes 4, 10, 11, 12, 18 and 41)	373,148,148	398,471,816	269,602,041
Investments in joint ventures and associates (Note 13)	1,795,370	1,748,810	1,183,227
Investment properties (Notes 14 and 18)	472,768	450,788	304,999
Premises and equipment (Notes 15 and 18)	3,176,759	3,370,585	2,280,504
Intangible assets (Note 16)	996,842	1,091,402	738,432
Assets held for sale (Note 17)	20,345	73,989	50,060
Net defined benefit asset (Note 24)	240,260	146,109	98,856
Current tax assets (Note 38)	203,542	61,613	41,687
Deferred tax assets (Note 38)	93,366	72,937	49,348
Derivative assets (Designated for hedging) (Notes 4,11,12 and 26)	26,708	175,191	118,532
Other assets (Notes 19 and 41)	3,841,787	4,605,363	3,115,942

Total assets	498,004,936	525,753,320	355,719,432

LIABILITIES
Financial liabilities at fair value through profit or loss (“FVTPL”) (Notes 4, 11, 12, 20 and 26)	6,138,313	9,896,597	6,695,938
Deposits due to customers (Notes 4,11,21 and 41)	357,784,297	366,821,156	248,187,521
Borrowings (Notes 4, 6, 11, 12 and 22)	30,986,746	30,117,031	20,376,882
Debentures (Notes 4, 6, 11 and 22)	41,239,245	48,207,103	32,616,443
Provisions (Notes 23, 40 and 41)	806,031	611,428	413,686
Net defined benefit liability (Note 24)	6,939	5,424	3,670
Current tax liabilities (Note 38)	103,655	127,126	86,012
Deferred tax liabilities (Note 38)	470,311	858,822	581,070
Derivative liabilities (Designated for hedging) (Notes 4,11,12 and 26)	153,007	102,815	69,564
Other financial liabilities (Notes 4, 6, 11, 12, 25 and 41)	26,115,005	32,314,051	21,863,363
Other liabilities (Notes 6, 25 and 41)	803,897	796,498	538,904

Total liabilities	464,607,446	489,858,051	331,433,053

EQUITY
Owners’ equity (Note 28)	31,666,881	34,096,836	23,069,579
Capital stock	3,802,676	3,802,676	2,572,853
Hybrid securities	3,611,129	3,810,435	2,578,102
Capital surplus	935,563	934,100	632,003
Other equity	(1,668,957)	(1,400,885)	(947,825)
Retained earnings	24,986,470	26,950,510	18,234,446
Non-controlling interests	1,730,609	1,798,433	1,216,802

Total equity	33,397,490	35,895,269	24,286,381

Total liabilities and equity	498,004,936	525,753,320	355,719,434

The above consolidated financial statements should be read in conjunction with the accompanying notes.

WOORI FINAN
CIAL
GROUP INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

	Korean Won			U.S. Dollars
	2022	2023	2024	2024
	(in millions, except for per share data)			(in thousands, except per share data) (Note 2)
Interest income	14,654,549	20,641,554	22,013,341	14,894,006
Financial assets at FVTPL	106,698	192,094	236,793	160,212
Financial assets at FVTOCI	632,615	999,407	1,281,642	867,146
Financial assets at amortized cost	13,915,236	19,450,053	20,494,906	13,866,648
Interest expense	(5,957,970)	(11,899,014)	(13,127,005)	(8,881,600)

Net interest income (Notes 11, 30 and 41)	8,696,579	8,742,540	8,886,336	6,012,406
Fees and commissions income	2,499,700	2,565,814	2,874,216	1,944,666
Fees and commissions expense	(789,530)	(845,333)	(788,046)	(533,184)

Net fees and commissions income (Notes 11, 31 and 41)	1,710,170	1,720,481	2,086,170	1,411,482
Dividend income (Notes 11, 32 and 41)	159,982	240,293	310,320	209,959
Net gain on financial instruments at FVTPL (Notes 11, 33 and 41)	238,502	488,486	1,492,783	1,010,002
Net gain (loss) on financial assets at FVTOCI (Notes 11 and 34)	(21,498)	(37,641)	96,620	65,372
Net gain arising on financial assets at amortized cost (Note 11)	74,204	203,942	286,885	194,104
Impairment losses due to credit loss (Notes 35 and 41)	(885,272)	(1,894,916)	(1,716,295)	(1,161,228)
General and administrative expenses (Notes 36 and 41)	(4,529,890)	(4,443,433)	(4,468,973)	(3,023,662)
Other net operating expense (Notes 11, 26, 36 and 41)	(1,012,253)	(1,520,723)	(2,718,656)	(1,839,415)

Operating income	4,430,524	3,499,029	4,255,190	2,879,020
Share of gain of joint ventures and associates (Note 13)	69,996	109,831	76,265	51,600
Other non-operating income (expenses)	47,050	(91,407)	(108,608)	(73,484)

Non-operating income (expense) (Note 37)	117,046	18,424	(32,343)	(21,884)
Net income before income tax expense	4,547,570	3,517,453	4,222,847	2,857,136
Income tax expense (Note 38)	(1,178,496)	(890,559)	(1,051,378)	(711,352)
Net income	3,369,074	2,626,894	3,171,469	2,145,784

(Continued)

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME—(CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

	Korean Won			U.S. Dollars
	2022	2023	2024	2024
	(in millions, except for per share data)			(in thousands, except per share data) (Note 2)
Net gain (loss) on valuation of equity securities at FVTOCI	(30,146)	193,191	(138,097)	(93,435)
Net gain on credit risk fluctuation of financial liabilities designated to be measured at FVTPL	—	—	1,348	912
Changes in capital due to equity method	(4,527)	8,603	(1,663)	(1,125)
Remeasurement gain (loss) related to defined benefit plan	251,440	(79,460)	(61,929)	(41,900)

Items that will not be reclassified to profit or loss	216,767	122,334	(200,341)	(135,548)
Net gain (loss) on valuation of debt securities at FVTOCI	(463,725)	532,334	172,155	116,478
Changes in capital due to equity method	5,139	(5,638)	(3,704)	(2,506)
Net gain on foreign currency translation of foreign operations	32,536	45,080	522,845	353,752
Net loss on valuation of hedges of net investments in foreign operations	(20,701)	(14,049)	(114,827)	(77,691)
Net gain (loss) on valuation of cash flow hedge	(9,835)	(16,524)	6,591	4,459

Items that may be reclassified to profit or loss	(456,586)	541,203	583,060	394,492
Other comprehensive income (loss), net of tax	(239,819)	663,537	382,719	258,944
Total comprehensive income	3,129,255	3,290,431	3,554,188	2,404,728

Net income attributable to:
Net income attributable to owners	3,186,772	2,506,296	3,085,995	2,087,953
Net income attributable to non-controlling interests	182,302	120,598	85,474	57,831
Total comprehensive income attributable to:
Comprehensive income attributable to owners	2,954,145	3,164,464	3,454,620	2,337,361
Comprehensive income attributable to non-controlling interests	175,110	125,967	99,568	67,367
Earnings per share (Note 39)
Basic and diluted earnings per share (Unit: In Korean Won and U.S. Dollar)	4,251	3,230	3,950	2,673
The above consolidated financial statements should be read in conjunction with the accompanying notes.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN
EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

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
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

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

(Continued)

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY—(CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

	Capital Stock	Hybrid securities	Capital surplus	Other equity	Retained earnings	Owners’ equity in total	Non-controlling interests	Total equity
	(Korean Won in millions)
January 1, 2024	3,802,676	3,611,129	935,563	(1,668,957)	24,986,470	31,666,881	1,730,609	33,397,490
Total comprehensive income
Net income	—	—	—	—	3,085,995	3,085,995	85,474	3,171,469
Net gain(loss) on valuation of financial instruments at FVTOCI	—	—	—	34,203	—	34,203	(145)	34,058
Net gain (loss) due to disposal of equity securities at FVTOCI	—	—	—	(53,460)	53,460	—	—	—
Net gain on credit risk fluctuation of financial liabilities designated to be measured at FVTPL	—	—	—	1,348	—	1,348	—	1,348
Changes in capital due to equity method	—	—	—	(5,357)	(10)	(5,367)	—	(5,367)
Gain on foreign currency translation of foreign operations	—	—	—	508,631	—	508,631	14,214	522,845
Loss on valuation of hedges of net investments in foreign operations	—	—	—	(114,827)	—	(114,827)	—	(114,827)
Gain on valuation of cash flow hedge	—	—	—	6,591	—	6,591	—	6,591
Remeasurement gain(loss) related to defined benefit plan	—	—	—	(61,954)	—	(61,954)	25	(61,929)
Transactions with owners and others
Dividends to common stocks	—	—	—	—	(878,330)	(878,330)	(3,829)	(882,159)
Changes in treasury stocks	—	—	733	3,832	(136,688)	(132,123)	—	(132,123)
Issuance of hybrid securities	—	1,196,850	—	—	—	1,196,850	757,970	1,954,820
Dividends to hybrid securities	—	—	—	—	(158,682)	(158,682)	(76,249)	(234,931)
Redemption of hybrid securities	—	(997,544)	—	(52,199)	—	(1,049,743)	(658,470)	(1,708,213)
Changes in subsidiaries’ capital	—	—	12,256	1,264	(1,693)	11,827	(9,709)	2,118
Changes in non-controlling interests related to business combinations	—	—	(1,148)	—	—	(1,148)	5,599	4,451
Others	—	—	(13,304)	—	(12)	(13,316)	(47,056)	(60,372)

December 31, 2024	3,802,676	3,810,435	934,100	(1,400,885)	26,950,510	34,096,836	1,798,433	35,895,269

(Continued)

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY—(CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

	Capital Stock	Hybrid securities	Capital surplus	Other equity	Retained earnings	Owners’ equity in total	Non-controlling interests	Total equity
	(U.S dollars in thousands) (Note 2)
January 1, 2024	2,572,853	2,443,254	632,993	(1,129,200)	16,905,595	21,425,495	1,170,913	22,596,408
Total comprehensive income
Net income	—	—	—	—	2,087,953	2,087,953	57,831	2,145,784
Net gain(loss) on valuation of financial instruments at FVTOCI	—	—	—	23,141	—	23,141	(98)	23,043
Net gain (loss) due to disposal of equity securities at FVTOCI	—	—	—	(36,171)	36,171	—	—	—
Net gain on credit risk fluctuation of financial liabilities designated to be measured at FVTPL	—	—	—	912	—	912	—	912
Changes in capital due to equity method	—	—	—	(3,624)	(7)	(3,631)	—	(3,631)
Gain on foreign currency translation of foreign operations	—	—	—	344,135	—	344,135	9,617	353,752
Loss on valuation of hedges of net investments in foreign operations	—	—	—	(77,691)	—	(77,691)	—	(77,691)
Gain on valuation of cash flow hedge	—	—	—	4,459	—	4,459	—	4,459
Remeasurement gain(loss) related to defined benefit plan	—	—	—	(41,917)	—	(41,917)	17	(41,900)
Transactions with owners and others	—	—	—	—	—	—	—	—
Dividends to common stocks	—	—	—	—	(594,269)	(594,269)	(2,591)	(596,860)
Changes in treasury stocks	—	—	496	2,593	(92,482)	(89,393)	—	(89,393)
Issuance of hybrid securities	—	809,777	—	—	—	809,777	512,835	1,322,612
Dividends to hybrid securities	—	—	—	—	(107,363)	(107,363)	(51,589)	(158,952)
Redemption of hybrid securities	—	(674,928)	—	(35,317)	—	(710,245)	(445,514)	(1,155,759)
Changes in subsidiaries’ capital	—	—	8,292	855	(1,145)	8,002	(6,569)	1,433
Changes in non-controlling interests related to business combinations	—	—	(777)	—	—	(777)	3,788	3,011
Others	—	—	(9,001)	—	(8)	(9,009)	(31,838)	(40,847)

December 31, 202 4	2,572,853	2,578,103	632,003	(947,825)	18,234,445	23,069,579	1,216,802	24,286,381

The above consolidated financial statements should be read in conjunction with the accompanying notes.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH
FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

	Korean Won			U.S. Dollars
	2022	2023	2024	2024

		(in millions)		(in thousands) (Note 2)
Cash flows from operating activities:
Net income	3,369,074	2,626,894	3,171,469	2,145,784
Adjustments to net income:
Income tax expense	1,178,496	890,559	1,051,378	711,352
Interest income	(14,654,549)	(20,641,554)	(22,013,341)	(14,894,006)
Interest expense	5,957,970	11,899,014	13,127,005	8,881,600
Dividend income	(159,982)	(240,293)	(310,320)	(209,959)

	(7,678,065)	(8,092,274)	(8,145,278)	(5,511,013)

Additions of expenses not involving cash outflows:
Loss on financial instruments at FVTPL	815,706	—	—	—
Loss on financial assets at FVTOCI	23,836	46,335	4,611	3,120
Impairment loss due to credit loss	885,272	1,894,916	1,716,295	1,161,228
Loss on other provisions	37,493	99,444	41,938	28,375
Retirement benefit	165,063	113,435	129,029	87,299
Depreciation and amortization	929,311	993,176	1,163,799	787,415
Net loss on foreign currency translation	—	366,026	1,177,859	796,928
Loss on derivatives (designated for hedge)	250,268	35,583	24,252	16,409
Loss on fair value hedge	—	72,601	64,571	43,688
Loss on valuation of investments in joint ventures and associates	28,861	22,710	19,911	13,472
Loss on disposal of investments in joint ventures and associates	3,690	588	532	360
Loss on disposal of premises and equipment, intangible assets and other assets	3,177	1,873	2,233	1,511
Impairment loss on premises and equipment, intangible assets and other assets	260	129	3,627	2,454
Other loss	—	—	10,887	7,366
Other operating expenses	—	—	9,509	6,434

	3,142,937	3,646,816	4,369,053	2,956,059

Deductions of income not involving cash inflows:
Gain on financial assets at FVTPL	—	(571,179)	(1,299,919)	(879,512)
Gain on financial assets at FVTOCI	(2,338)	(8,694)	(101,231)	(68,492)
Gain on other provisions	(55,327)	(19,781)	(10,026)	(6,784)
Net profit on foreign currency translation	(3,180)	—	—	—
Gain on derivatives (designated for hedge)	(71,179)	(114,875)	(192,000)	(129,905)
Gain on fair value hedge	(257,910)	(8,986)	(25,469)	(17,232)
Gain on valuation of investments in joint ventures and associates	(98,858)	(132,541)	(96,176)	(65,072)
Gain on disposal of investments in joint ventures and associates	(599)	(33,123)	(19,642)	(13,290)
Gain on disposal of premises and equipment, intangible assets and other assets	(55,852)	(5,267)	(7,064)	(4,779)
Reversal of impairment loss on premises and equipment, intangible assets and other assets	(310)	(230)	(147)	(99)
Other income	(15,879)	—	—	—

	(561,432)	(894,676)	(1,751,674)	(1,185,165)

(Continued)

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS—(CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

	Korean Won			U.S. Dollars
	2022	2023	2024	2024
		(in millions)		(in thousands) (Note 2)
Changes in operating assets and liabilities:
Financial instruments at FVTPL	(1,647,572)	(1,715,646)	1,594,646	1,078,922
Loans and other financial assets at amortized cost	(5,986,828)	(18,598,117)	(21,703,969)	(14,684,688)
Other assets	(1,314,877)	(1,264,071)	(1,254,513)	(848,791)
Deposits due to customers	23,536,088	15,176,465	3,411,535	2,308,210
Provisions	(24,041)	136,521	(203,770)	(137,869)
Net defined benefit liability	(133,421)	(172,759)	(120,782)	(81,720)
Other financial liabilities	(2,514,238)	2,225,382	4,806,822	3,252,247
Other liabilities	83,559	95,559	(9,173)	(6,207)

	11,998,670	(4,116,666)	(13,479,204)	(9,119,896)

Cash received (paid) from operating activities:
Interest income received	14,189,016	20,416,107	22,304,745	15,091,167
Interest expense paid	(4,965,594)	(10,626,911)	(12,483,982)	(8,446,537)
Dividends received	159,993	202,257	310,341	209,974
Income tax paid	(1,030,480)	(1,539,605)	(424,770)	(287,395)

	8,352,935	8,451,848	9,706,334	6,567,209

Net cash inflow(outflow) from operating activities	18,624,119	1,621,942	(6,129,300)	(4,147,022)

Cash flows from investing activities:
Net cash in-flows(out-flows) from obtaining control	(378,394)	(209,643)	2,008	1,359
Net cash out-flows from losing control	—	(464)	—	—
Disposal of financial instruments at FVTPL	9,502,271	10,487,513	11,659,750	7,888,870
Acquisition of financial instruments at FVTPL	(10,274,187)	(12,167,823)	(11,111,809)	(7,518,139)
Disposal of financial assets at FVTOCI	21,717,266	20,648,897	26,921,313	18,214,691
Acquisition of financial assets at FVTOCI	(16,110,501)	(24,211,531)	(31,718,677)	(21,460,539)
Redemption of securities at amortized cost	5,872,961	8,727,124	7,634,677	5,165,546
Acquisition of securities at amortized cost	(16,873,194)	(4,244,256)	(2,586,171)	(1,749,777)
Cash outflows from changes in subsidiaries	(346,386)	(619,726)	(674,625)	(456,445)
Disposal of investments in joint ventures and associates	249,763	101,051	1,253,301	847,971
Acquisition of investments in joint ventures and associates	(143,345)	(310,239)	(979,480)	(662,706)
Disposal of investment properties	2,061	—	64,926	43,928
Acquisition of investment properties	—	(99,234)	—	—
Disposal of premises and equipment	44,839	19,001	10,730	7,260
Acquisition of premises and equipment	(172,876)	(164,696)	(221,856)	(150,106)
Disposal of intangible assets	978	2,513	4,596	3,110
Acquisition of intangible assets	(174,749)	(228,503)	(190,126)	(128,637)
Disposal of assets held for sale	52,417	7,156	23,909	16,177
Net increase(decrease) of other assets	62,386	8,719	(126,765)	(85,769)

Net cash outflow from investing activities	(6,968,690)	(2,254,141)	(34,299)	(23,206)

(Continued)

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS—(CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

	Korean Won			U.S. Dollars
	2022	2023	2024	2024
		(in millions)		(in thousands) (Note 2)
Cash flows from financing activities:
Net cash in-flows(out-flows) from hedging activities	54,569	23,394	(25,442)	(17,214)
Net increase(decrease) in borrowings	2,881,675	2,332,376	(3,011,120)	(2,037,294)
Issuance of debentures	23,402,694	31,101,841	41,067,565	27,785,903
Redemption of debentures	(23,887,568)	(34,329,491)	(35,473,345)	(24,000,910)
Redemption of lease liabilities	(187,531)	(160,673)	(238,770)	(161,549)
Net increase(decrease) of other liabilities	513	118	(17,690)	(11,969)
Dividends paid	(654,996)	(978,376)	(878,330)	(594,269)
Issuance of hybrid securities	1,167,283	798,007	1,954,820	1,322,612
Redemption of hybrid securities	(643,000)	(1,100,000)	(1,726,936)	(1,168,428)
Dividends paid to hybrid securities	(205,751)	(226,785)	(234,931)	(158,952)
Net increase in non-controlling equity liabilities	1,847	6,620	6,589	4,458
Dividends paid to non-controlling interest	(9,949)	(11,647)	(3,829)	(2,591)
Changes in non-controlling interests	—	(180,514)	(41,375)	(27,994)
Acquisition of treasury stocks	—	(158,165)	(136,699)	(92,489)
Disposal of treasury stocks	—	23,118	4,834	3,271

Net cash inflow(outflow) from financing activities	1,919,786	(2,860,177)	1,245,341	842,585

Effects of exchange rate changes on cash and cash equivalents	30,860	(170,154)	1,642,763	1,111,476
Net increase (decrease) in cash and cash equivalents	13,606,075	(3,662,530)	(3,275,495)	(2,216,167)
Cash and cash equivalents, beginning of the period	20,613,073	34,219,148	30,556,618	20,674,302

Cash and cash equivalents, end of the period (Note 6)	34,219,148	30,556,618	27,281,123	18,458,135

The above consolidated financial statements should be read in conjunction with the accompanying notes.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATE
ME
NTS
AS OF DECEMBER 31, 2023 AND 2024
AND FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024
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
On January 29, 2024, the Parent company’s percentage of ownership in Woori Asset Management Corp. after the merger between Woori Asset Management Corp. (the surviving company) and Woori Global Asset Management Co., Ltd. (the merged company) is 77.5%. On March 29, 2024, the Parent company acquired the remaining shares (22.5%) of Woori Asset Management Corp., pursuant to which Woori Asset Management Corp. became a wholly-owned subsidiary of the parent company.
On March 25, 2024, the Parent company participated in the capital increase amount and acquired the 1,062,045 shares (96.7% after acquiring shares, 79.4% including treasury shares) of Woori Asset Trust Co., Ltd. Additionally, on March 29, 2024, Woori Asset Trust Co., Ltd. conducted a complete retirement of its 738,000 treasury shares. In addition, as of April 8, 2024, the Parent company additionally acquired minority interests (2.0%) of Woori Asset Trust Co., Ltd. As of November 19, 2024, the Parent company additionally acquired minority interests (0.9%) of Woori Asset Trust Co., Ltd
On August 1, 2024,
The Company owned 97.1% interest in merged securities firm as a result of merger between Korea Foss Securities (the surviving company) and Woori Investment Bank Co., Ltd. (dissolution company), and acquired an additional 2.3% out of the remaining interest. The merged securities company also changed its name to Woori Investment Securities Co., Ltd.

(2)	Details of the Parent company and subsidiaries (hereinafter ‘Group’) as of December 31, 2023 and 2024 are as follows:

		Percentage of ownership (%)		Location	Financial statements date
Subsidiaries	Main business	December 31, 2023	December 31, 2024
Held by Woori Financial Group Inc.
Woori Bank	Bank	100.0	100.0	Korea	December 31
Woori Card Co., Ltd.	Finance	100.0	100.0	Korea	December 31
Woori Financial Capital Co., Ltd.	Finance	100.0	100.0	Korea	December 31
Woori Investment Securities Co., Ltd. (*11)	Securities brokerage	100.0	99.5	Korea	December 31
Woori Asset Trust Co., Ltd (*1)	Real estate trust	95.3	99.6	Korea	December 31
Woori Savings Bank	Mutual saving bank	100.0	100.0	Korea	December 31
Woori Financial F&I Co., Ltd.	Finance	100.0	100.0	Korea	December 31
Woori Asset Management Corp. (*1)	Finance	73.0	100.0	Korea	December 31
Woori Venture Partners	Other financial services	100.0	100.0	Korea	December 31
Woori Global Asset Management Co., Ltd. (*1)	Finance	100.0	—	Korea	—
Woori Private Equity Asset Management Co., Ltd.	Finance	100.0	100.0	Korea	December 31
Woori Credit Information Co., Ltd.	Credit information	100.0	100.0	Korea	December 31
Woori Fund Service Co., Ltd.	Financial support service business	100.0	100.0	Korea	December 31
Woori FIS Co., Ltd.	System software development & maintenance	100.0	100.0	Korea	December 31
Woori Finance Research Institute Co., Ltd.	Other service business	100.0	100.0	Korea	December 31
Held by Woori Bank
Woori America Bank	Finance	100.0	100.0	America	December 31
Woori Global Markets Asia Limited	Finance	100.0	100.0	Hong Kong	December 31
Woori Bank China Limited	Finance	100.0	100.0	China	December 31
AO Woori Bank (*7)	Finance	100.0	100.0	Russia	December 31
PT Bank Woori Saudara Indonesia 1906 Tbk	Finance	84.2	90.8	Indonesia	December 31
Banco Woori Bank do Brasil S.A.	Finance	100.0	100.0	Brazil	December 31
Korea BTL Infrastructure Fund	Finance	99.9	99.9	Korea	December 31
Woori Finance Myanmar Co., Ltd.	Finance	100.0	100.0	Myanmar	December 31
Wealth Development Bank	Finance	51.0	51.0	Philippines	December 31
Woori Bank Vietnam Limited	Finance	100.0	100.0	Vietnam	December 31
Woori Bank (Cambodia) PLC	Finance	100.0	100.0	Cambodia	December 31
Woori Bank Europe	Finance	100.0	100.0	Germany	December 31
KAMCO Value Recreation First Securitization Specialty Co., Ltd. (*2)	Asset securitization	15.0	15.0	Korea	December 31
Jeonju Iwon Ltd. (*2)	Asset securitization	—	—	Korea	December 31
Wonju I one Inc. (*2)	Asset securitization	—	—	Korea	December 31
Heitz Third Co., Ltd. (*2)	Asset securitization	—	—	Korea	December 31
Woori hansoop 1st Co., Ltd. (*2)	Asset securitization	—	—	Korea	December 31
Woori International First Co., Ltd. (*2)(*5)	Asset securitization	—	—	Korea	—
Woori QS 1st Co., Ltd. (*2)	Asset securitization	—	—	Korea	December 31
Woori Display 2nd Co., Ltd. (*2)(*5)	Asset securitization	—	—	Korea	—
Woori Dream 2nd Co., Ltd. (*2)	Asset securitization	—	—	Korea	December 31
Woori K 1st Co., Ltd. (*2)	Asset securitization	—	—	Korea	December 31
Woori S 1st Co., Ltd. (*2)(*5)	Asset securitization	—	—	Korea	—
Woori Display 3rd Co., Ltd. (*2)	Asset securitization	—	—	Korea	December 31
TY 1st Co., Ltd. (*2)(*5)	Asset securitization	—	—	Korea	—
Quantum Jump the 2nd Co., Ltd. (*2)	Asset securitization	—	—	Korea	December 31
Woori Gongdeok First Co., Ltd. (*2)(*5)	Asset securitization	—	—	Korea	—
Woori HW 1st Co., Ltd. (*2)	Asset securitization	—	—	Korea	December 31
Woori Dream 3rd Co., Ltd. (*2)	Asset securitization	—	—	Korea	December 31
Woori SJS 1st Co., Ltd. (*2)	Asset securitization	—	—	Korea	December 31
Woori Steel 1st Co., Ltd (*2)(*5)	Asset securitization	—	—	Korea	—
SPG the 1st Co., Ltd. (*2)	Asset securitization	—	—	Korea	December 31

		Percentage of ownership (%)		Location	Financial statements date
Subsidiaries	Main business	December 31, 2023	December 31, 2024
Woori-HWC 1st Co., Ltd. (*2)	Asset securitization	—	—	Korea	December 31
Woori HC 3rd Co., Ltd. (*2)	Asset securitization	—	—	Korea	December 31
Woori Park I 1st co., Ltd (*2)	Asset securitization	—	—	Korea	December 31
Woori DS 1st co., Ltd (*2)(*5)	Asset securitization	—	—	Korea	—
Woori HC 4th Co., Ltd. (*2)	Asset securitization	—	—	Korea	December 31
Woori SKR 1st Co., Ltd. (*2)	Asset securitization	—	—	Korea	December 31
Woori H chemical 1st Co., Ltd (*2)	Asset securitization	—	—	Korea	December 31
HE the 1st Co., Ltd. (*2)	Asset securitization	—	—	Korea	December 31
Woori Hub The 1st Co., Ltd. (*2)	Asset securitization	—	—	Korea	December 31
Woori K The 3rd Co., Ltd. (*2)	Asset securitization	—	—	Korea	December 31
Woori KF 1st Co., Ltd. (*2)	Asset securitization	—	—	Korea	December 31
WooriI TS 1st Co., Ltd. (*2)(*5)	Asset securitization	—	—	Korea	—
Woori H Square 1st Co., Ltd. (*2)(*5)	Asset securitization	—	—	Korea	—
Woori L Yongsan 1st Co., Ltd. (*2)	Asset securitization	—	—	Korea	December 31
Woori HC 5th Co., Ltd. (*2)	Asset securitization	—	—	Korea	December 31
Woori Ladena 1st Co., Ltd. (*2)(*5)	Asset securitization	—	—	Korea	—
Woori HR 1st Co., Ltd. (*2)(*5)	Asset securitization	—	—	Korea	—
Woori Lotte Dongtan 1st Co., Ltd. (*2)	Asset securitization	—	—	Korea	December 31
Woori HC 6th Co., Ltd. (*2)	Asset securitization	—	—	Korea	December 31
Woori HO 1st Co., Ltd. (*2)	Asset securitization	—	—	Korea	December 31
Woori ESG 1st Co., Ltd. (*2)	Asset securitization	—	—	Korea	December 31
Woori Osiria 1st Co., Ltd. (*2)	Asset securitization	—	—	Korea	December 31
Woori Eco 2nd Co., Ltd. (*2)(*5)	Asset securitization	—	—	Korea	—
Gangnam Landmark 2nd Co., Ltd (*2)	Asset securitization	—	—	Korea	December 31
Woori HP the 1st co., Ltd. (*2)	Asset securitization	—	—	Korea	December 31
Woori KF 2nd Co., Ltd. (*2)	Asset securitization	—	—	Korea	December 31
Woori HD 1st co., Ltd. (*2)	Asset securitization	—	—	Korea	December 31
Woori ST 1st co., Ltd. (*2)	Asset securitization	—	—	Korea	December 31
Woori High End 1st co., Ltd. (*2)(*5)	Asset securitization	—	—	Korea	—
Woori HW 2nd co., Ltd. (*2)	Asset securitization	—	—	Korea	December 31
Woori Mirae 1st co., Ltd. (*2)	Asset securitization	—	—	Korea	December 31
Woori HR 2nd Co., Ltd. (*2)(*10)	Asset securitization	—	—	Korea	December 31
Woori QS 2nd Co., Ltd. (*2)(*10)	Asset securitization	—	—	Korea	December 31
Woori Plasma 1st Co., Ltd. (*2)(*10)	Asset securitization	—	—	Korea	December 31
Woori EUGENE 1st Co., Ltd (*2)(*10)	Asset securitization	—	—	Korea	December 31
WOORIWON 1ST, CO,. LIMITED. (*2)(*10)	Asset securitization	—	—	Korea	December 31
WOORI ENERBILITY 1ST, CO,. LIMITED. (*2)(*10)	Asset securitization	—	—	Korea	December 31
WOORI HL 1ST, CO,. LIMITED. (*2)(*10)	Asset securitization	—	—	Korea	December 31
WOORI SEOUL STATION AREA 1ST, CO,. LTD. (*2)(*10)	Asset securitization	—	—	Korea	December 31
Heungkuk Global Private Placement Investment Trust No. 1 (*3)	Securities investment and others	98.8	98.8	Korea	December 31
AI Partners UK Water Supply Private Placement Investment Trust No.2 (*3)	Securities investment and others	97.3	97.3	Korea	December 31
Mirae Asset Multi Overseas Real Estate General Private Investment Trust No. 5-2 (*3)	Securities investment and others	99.0	99.0	Korea	December 31
IGIS Australia Investment Trust No. 209-1 (*3)	Securities investment and others	99.4	99.4	Korea	December 31
Woori Global Secondary Private Placement Investment Trust No. 1 (*3)	Securities investment and others	98.6	98.8	Korea	December 31
JB Airline Private Placement Investment Trust No.8 (*3)	Securities investment and others	97.0	97.0	Korea	December 31
Kiwoom Harmony Private Placement Investment Trust No. 2 (*3)	Securities investment and others	97.2	97.3	Korea	December 31
Kiwoom Harmony Private Placement Investment Trust No. 1 (*3)	Securities investment and others	97.4	97.4	Korea	December 31
Kiwoom Harmony Private Placement Investment Trust No. 4 (*3)	Securities investment and others	96.2	96.2	Korea	December 31
Principal Guaranteed Trust (*4)	Trust	—	—	Korea	December 31
Principal and Interest Guaranteed Trust (*4)	Trust	—	—	Korea	December 31

		Percentage of ownership (%)		Location	Financial statements date
Subsidiaries	Main business	December 31, 2023	December 31, 2024
Held by Mirae Asset Multi Overseas Real Estate General Private Investment Trust No. 5-2
MAGI No.5 LuxCo S.a.r.l.	Asset securitization	54.6	54.6	Luxembourg	December 31
Held by MAGI No.5 LuxCo S.a.r.l.
ADP 16 Brussels	Asset securitization	100.0	100.0	Belgium	December 31
Held by Woori ESG Infrastructure Development General Private Investment Trust No. 1:
Woori Global Infrastructure Development Co., Ltd. (*10)	Other financial services	—	100.0	Korea	December 31
Namyangju Resource Circulation Facility Development Co., Ltd. (*10)	Other professional services	—	100.0	Korea	December 31
Held by Woori Card Co., Ltd.
TUTU Finance –WCI Myanmar Co., Ltd.	Finance	100.0	100.0	Myanmar	December 31
PT Woori Finance Indonesia Tbk.	Finance	84.5	84.5	Indonesia	Dece m ber 31
Woori Card 2020-1 Asset Securitization Specialty Co., Ltd. (*2) (*5)	Asset securitization	0.5	—	Korea	—
Woori Card 2021-1 Asset Securitization Specialty Co., Ltd. (*2)	Asset securitization	0.5	0.5	Korea	December 31
Woori Card 2022-1 Asset Securitization Specialty Co., Ltd. (*2)	Asset securitization	0.5	0.5	Korea	December 31
Woori Card 2022-2 Asset Securitization Specialty Co., Ltd. (*2)	Asset securitization	0.5	0.5	Korea	December 31
Woori Card 2023-1 Asset Securitization Specialty Co., Ltd. (*2)	Asset securitization	0.5	0.5	Korea	December 31
Woori Card 2023-2 Asset Securitization Specialty Co., Ltd. (*2)	Asset securitization	0.5	0.5	Korea	December 31
Woori Card 2024-1 Asset Securitization Specialty Co., Ltd. (*2) (*10)	Asset securitization	—	0.5	Korea	December 31
Held by Woori Financial Capital Co., Ltd .
Specified Money Market Trust	Trust	100.0	100.0	Korea	December 31
Held by Woori Investment Sec urit ies Co., Ltd.
Seari Second Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	December 31
Namjong 1st Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	December 31
Bukgeum First Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	December 31
Bukgeum Second Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	December 31
WS1909 Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	December 31
WS2003 Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	December 31
WS2006 Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	December 31
WH2103 Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	December 31
WN2103 Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	December 31
WH2106 Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	December 31
Held by Woori Asset Management Corp.
Woori China Convertible Bond Hedging feeder Investment Trust H (debt-oriented hybrid) (*3)	Securities investment and others	84.7	89.5	Korea	December 31
Woori China Convertible Bond Master Fund (*3) (*8) (*10)	Securities investment and others	—	63.3	Korea	December 31
Woori Together TDF 2025 (*3) (*5)	Securities investment and others	30.1	—	Korea	—
Woori Together TDF 2035 (*3) (*5)	Securities investment and others	48.0	—	Korea	—
Woori Together TDF 2040 (*3)	Securities investment and others	49.2	34.3	Korea	December 31

		Percentage of ownership (%)		Location	Financial statements date
Subsidiaries	Main business	December 31, 2023	December 31, 2024
Woori Together TDF 2045 (*3)	Securities investment and others	61.0	56.0	Korea	December 31
Woori Together TDF 2050 (*3)	Securities investment and others	48.9	31.5	Korea	December 31
Woori K-New Opening Target Return Securities Investment Trust (Equity) (*3)(*5)(*10)	Securities investment and others	—	—	Korea	—
Woori Rooftop Solar Private Special Asset Investment Trust No.1 (*3) (*10)	Securities investment and others	—	40.1	Korea	December 31
Woori Didim US Technology and Bio-Hea lth care Feeder Investment Trust (*3) (*10)	Securities investment and others	—	44.6	Korea	December 31
Woori Franklin Technology Master Fund (USD) (*3)(*5)(*8)	Securities investment and others	67.3	—	Korea	—
Woori Franklin Technology Feeder Fund (H) (*3) (*5)	Securities investment and others	31.4	—	Korea	—
Woori High Graded Bond Target Return Fund 1 (*3) (*5)	Securities investment and others	87.4	—	Korea	—
Woori Global Multi Asset Income Private Placement Investment Trust Class Cs (*3)(*5)	Securities investment and others	37.7	—	Korea	—
Held by Woori Financial F&I Co., Ltd.
WI2203 Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	December 31
WM2203 Asset Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	December 31
WNI2206 Asset Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	December 31
WI2209 Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	December 31
WN2212 Asset Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	December 31
WK2212 Asset Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	December 31
WH2306 Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	December 31
WN2306 Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	December 31
WNKN2309 Securitiz a tion Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	December 31
WB2309 Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	December 31
WI2311 Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	December 31
WSB2312 Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	December 31
WK2312 Asset Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	December 31
WBS2312 Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	December 31
WK2403 Asset Securitization Specialty Co., Ltd. (*2) (*10)	Asset securitization	—	5.0	Korea	December 31
WH2403 Securitization Specialty Co., Ltd. (*2) (*10)	Asset securitization	—	5.0	Korea	December 31
WSB2406 Securitization Specialty Co., Ltd. (*2) (*10)	Asset securitization	—	5.0	Korea	December 31
WK2406 Securitization Specialty Co., Ltd. (*2) (*10)	Asset securitization	—	5.0	Korea	December 31
WI2406 Securitization Specialty Co., Ltd. (*2) (*10)	Asset securitization	—	5.0	Korea	December 31
WKN2406 Securitization Specialty Co., Ltd. (*2) (*10)	Asset securitization	—	5.0	Korea	December 31
WS2409 Asset Securitization Specialty Co., Ltd. (*2) (*10)	Asset securitization	—	5.0	Korea	December 31

		Percentage of ownership (%)		Location	Financial statements date
Subsidiaries	Main business	December 31, 2023	December 31, 2024
WSB2409 Asset Securitization Specialty Co., Ltd. (*2)(*10)	Asset securitization	—	5.0	Korea	December 31
VOGO DL General Private Equity Investment Trust 1 (*3)	Securities investment and others	99.0	99.8	Korea	December 31
WFBS 1st Corporate Recovery Private Equity Fund (*10)	Finance	—	96.2	Korea	December 31
Held by Woori Venture Partners Co., Ltd.
Woori Venture Partners US	Other financial services	100.0	100.0	America	December 31
Held by Woori Bank, Woori Financial Capital Co., Ltd., and Woori Private Equity Asset Management Co., Ltd. (*6)
Green ESG Growth No.1 Private Equity Fund (*3)	Securities investment and others	30.3	34.8	Korea	December 31
Woori New Growth Credit Fund 1 (*3)	Securities investment and others	100.0	100.0	Korea	December 31
Woori PE Secondary Fund 1 (*3)	Securities investment and others	100.0	100.0	Korea	December 31
Held by Woori Financial Capital Co., Ltd., Woori Private Equity Asset Management Co., Ltd. and Woori Investment Securities Co., Ltd. (*6)
Japanese Hotel Real Estate Private Equity Fund 1 (*3)	Securities investment and others	100.0	100.0	Korea	December 31
Held by Woori Bank, Woori Financial Capital Co., Ltd., Woori Investment Securities Co., Ltd., Woori Savings Bank and Woori Private Equity Asset Management Co., Ltd. (*6)
Woori Innovative Growth Professional Investment Type Private Investment Trust No.1 (*3)	Securities investment and others	90.0	90.0	Korea	December 31
Held by Woori Bank, Woori Financial Capital Co., Ltd., Woori Investment Securities Co., Ltd. and Woori Private Equity Asset Management Co., Ltd. (*6)
Woori Innovative Growth Professional Investment Type Private Investment Trust No.2 ( *3)	Securities investment and others	85.0	85.0	Korea	December 31
Woori Innovative Growth New Deal Private Investment Trust No.3 (*3)	Securities investment and others	94.3	94.3	Korea	December 31
Held by Woori Bank, Woori Financial Capital Co., Ltd., and Woori Investment Securities Co., Ltd . (*6)
Woori GP Commitment Loan General Type Private Investment Trust No.1 (*3)	Securities investment and others	100.0	100.0	Korea	December 31
Woori Equity Bridge Loan General Type Private Investment Trust No.1 (*3)	Securities investment and others	80.0	80.0	Korea	December 31
Woori GP Commitment Loan General Type Private Investment Trust No.2 (*3)	Securities investment and others	100.0	100.0	Korea	December 31
Woori GP Commitment Loan General Type Private Investment Trust No.3 (*3)	Securities investment and others	100.0	100.0	Korea	December 31
Woori Junior Equity General Type Private Investment Trust ( *3)(*10)	Securities investment and others	—	100.0	Korea	December 31
Held by Woori Bank, Woori Financial Capital Co., Ltd., and Woori Asset Management Corp. (*6)
Woori New Deal(Infrastructure) Policy Fund No.1 (*3)	Securities investment and others	70.0	70.0	Korea	December 31
Held by Woori bank and Woori Investment Securities Co., Ltd. (*6)
Woori Global Development Infrastructure Synergy Company Private Placement Investment Trust (*3)	Securities investment and others	100.0	100.0	Korea	December 31

		Percentage of ownership (%)		Location	Financial statements date
Subsidiaries	Main business	December 31, 2023	December 31, 2024
Woori NorthAmerica Infra Private Placement Investment Trust No. 1 (*3)	Securities investment and others	100.0	100.0	Korea	December 31
Woori Infrastructure New Deal Specialized Investment Private Equity Investment Trust No. 1 (*3)	Securities investment and others	100.0	100.0	Korea	Decembe r 31
Woori General Type Private Real Estate Investment Trust No.2 (*3)	Securities investment and others	30.1	30.1	Korea	December 31
Woori ESG Infrastructure Development General Type Private Investment Trust No.1 (*3)	Securities investment and others	100.0	100.0	Korea	December 31
Held by Woori bank (*6)
Woori WooriBank Partners General Type Private Investment Trust No.1 (*3)	Securities investment and others	92.6	92.6	Korea	December 31
Woori General Type Private Real Estate Investment Trust No.1 (*3)	Securities investment and others	84.3	84.9	Korea	December 31
Woori Global Mid-market Secondary General Type Private Investment Trust No.1 (*3)	Securities investment and others	80.0	80.0	Korea	December 31
W oori Woori Bank Partners Professional Type Private Investment Trust No. 2 (*3)	Securities investment and others	90.9	90.9	Korea	December 31
Woori General Type Private Real Estate Investment Trust No.5 (*3)	Securities investment and others	87.0	87.0	Korea	December 31
Woori Senior Loan General Type Private Investment Trust No.2 (*3)	Securities investment and others	50.0	50.0	Korea	December 31
Woori Japan General Type Private Real Estate Feeder Investment Trust No.1-2 (*3)	Securities investment and others	98.8	98.8	Korea	December 31
Woori Japan Blind General Type Private Real Estate Feeder Investment Trust No.1 (*3)	Securities investment and others	99.9	99.9	Korea	December 31
Woori Clean Energy General Type Private Investment Trust No.2 (*3)	Securities investment and others	30.8	30.8	Korea	December 31
Woori Together Institutional USD MMF No.1 C-F (*3) (*5)	Securities investment and others	63.4	—	Korea	—
Woori ESG Infrastructure Development General Type Private Investment Trust No.2 (*3)	Securities investment and others	50.0	50.0	Korea	December 31
Woori Dongbu Underground Expressway General type Private Special Asset Investment Trust (*3)	Securities investment and others	40.0	40.0	Korea	December 31
Woori Partners General Private Investment Trust No. 3 (*3) (*10)	Securities investment and others	—	90.9	Korea	December 31
Woori Natixis Partnership Global Private Debt Fund No. 1-1(USD) (*3) (*10)	Securities investment and others	—	80.0	Korea	December 31
Woori Natixis Partnership Global Private Debt Fund No. 1-2(EUR) (*3) (*10)	Securities investment and others	—	80.0	Korea	December 31
Woori General Type Private Real Estate Investment Trust No.7 (*3)(*10)	Securities investment and others	—	87.0	Korea	December 31
Woori Senior Loan General Type Private Investment Trust No.3 (*3)(*10)	Securities investment and others	—	45.8	Korea	December 31
Woori General Private Equity Investment Trust 1 (*3) (*5) (*10)	Securities investment and others	—	—	Korea	—
Held by Woori Bank and Woori Financial Capital Co., Ltd. (*6)
Woori Renewable New Deal Fund No.1 (*3)	Securities investment and others	60.0	60.0	Korea	December 31
Woori Equity Investment General Type Private Investment Trust No.1 (*3)	Securities investment and others	100.0	100.0	Korea	December 31
Woori Busan Logistics Infra Private Placement Special Asset Investment Trust (*3)	Securities investment and others	100.0	100.0	Korea	December 31
Woori Fund Financing General Type Private Investment Trust (*3) (*10)	Securities investment and others	—	99.7	Korea	December 31

		Percentage of ownership (%)		Location	Financial statements date
Subsidiaries	Main business	December 31, 2023	December 31, 2024
Held by Woori Financial Capital Co., Ltd. (*6)
Woori Japan Private Placement Real Estate Feeder Investment Trust No.1-1 (*3)	Securities investment and others	63.2	63.2	Korea	December 31
Held by Woori Bank and Woori Asset Management Corp. (*6)
Woori General Type Private Real Estate Investment Trust No.6 (*3)	Securities investment and others	85.8	85.8	Korea	December 31
Woori Innovation Growth(Infrastructure) General Type Private Investment Trust No.2 (*3)	Securities investment and others	46.4	46.4	Korea	December 31
Held by Woori bank, Woori Investment Securities Co., Ltd., and Woori Asset Management Corp. (*6)
Woori Real Estate Financial Stabilization General Private Investment Trust No. 1 (*3)(*10)	Securities investment and others	—	100.0	Korea	December 31
Held by Woori Bank, Woori Card Co., Woori Investment Securities Co., Ltd. and Woori Financial Capital Co., Ltd. (*6)
Woori FG Digital Investment Fund 1st (*3)	Securities investment and others	100.0	100.0	Korea	December 31
Woori Financial Dino Lab Investment Association No. 1 (*3)(*10)	Securities investment and others	—	100.0	Korea	December 31
Held by Woori Japan Private Placement Real Estate Feeder Investment Trust No.1-1 and Woori Japan Investment Trust No. 1-2 (*6)
Woori Japan Private Placement Real Estate Master Investment Trust No.1 (*3)(*8)	Securities investment and others	100.0	100.0	Korea	December 31
Held by Woori Financial Capital Co., Ltd. and Woori Investment Securities Co., Ltd. (*6)
Woori Japan Private Placement Real Estate Master Investment Trust No.2-1 (*3)	Securities investment and others	100.0	100.0	Korea	December 31
Held by Woori Bank and Woori Private Equity Asset Management Co., Ltd. (*6)
Woori Corporate Turnaround No.1 Private Equity Fund (*3)	Securities investment and others	36.4	36.4	Korea	December 31
Held by Woori Japan Blind General Type Private Real Estate Feeder Investment Trust No.1 and Woori Japan General Type Private Real Estate Feeder Investment Trust No.2-1 (*6)
Woori Japan Private Placement Real Estate Master Investment Trust No.2 (*3) (*8)	Securities investment and others	100.0	100.0	Korea	December 31
Held by Woori Japan Private Placement Real Estate Master Investment Trust No.1
GK OK Chatan (*3)	Other financial services	99.9	99.9	Japan	October 30	(*9)
Held by Woori Japan Blind General Type Private Real Estate Feeder Investment Trust No.1 (*6)
Woori Private Placement Investment Trust No. 3 (*3)(*8)	Securities investment and others	76.5	76.5	Korea	December 31
Held by Woori Private Placement Investment Trust No. 3
GK Woorido (*3)	Other financial services	100.0	100.0	Japan	September 30	(*9)
Held by Woori Infrastructure New Deal General Type Private Investment Trust (*6)
Woori Seoul- Chuncheon Highway Private Placement Special Asset Investment Trust No.1 (*3)(*5)	Securities investment and others	48.0	—	Korea	—

(*1)
The Company acquired additional shares of Woori Asset Trust Co., Ltd. and Woori Asset Management Corp. during the year ended December 31, 2024. Additionally, Woori Asset Management Corp. merged with Woori Global Management Co., Ltd. through a business combination.

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

(*5)	C o m p a ni es a r e e x c lu d e d f ro m t he co n s o li d a t io n a s of December 31, 2024.
(*6)
Determined that the Group controls the investees, considering the Group 1) has the power over the investee, 2) is exposed to or has rights to variable returns from its involvement with the investee, and 3) has the ability to use its power to affect its returns, by two or more subsidiaries’ investment or operation.

(*7)
The Russia – Ukraine conflict has been escalated in February 2022, and international sanctions were imposed on Russia. Due to the sanctions, the Group may experience situations such as a decrease in value of financial assets or operating assets owned by the Group regarding the conflict, an increase in receivable payment terms, limitation to transfer funds, decrease in the profit. As of December 31, 2024, the Group expects such conflict and sanctions would have financial impacts on the business of AO Woori Bank, one of the subsidiaries, in the future. However, the Group cannot reasonably predict the financial impacts.

(*8)	As a m a ste r - feeder f un d, it is the p erce ntage of the feeder fund’s ownership in the master fund.
(*9)	As the financial statements for the end of the reporting period were not available, the most recent financial statements available from the date of settlement were used.
(*10)	C om p an ies are incl uded in th e c o ns ol ida ti on dur ing the year ended Dec emb er 3 1 , 2024.
(*11)
The Group owned interest in Korea Foss Securities Co., Ltd. as a result of the merger between Korea Foss Securities Co., Ltd. (surviving company) and Woori Investment Bank Co., Ltd. (dissolution company) for the year ended December 31, 2024. The merged securities company also changed its name to Woori Investment Securities Co., Ltd.

(3)	The Group has not consolidated the following entities as of December 31, 2023 and 2024 despite having more than 50% ownership interest:

	As of December 31, 2023
Subsidiaries	Location	Main Business	Percentage of ownership (%)
Mirae Asset Maps Clean Water Private Equity Investment Trust 7th (*1)	Korea	Securities Investment	59.7
Kiwoom Yonsei Private Equity Investment Trust (*1)	Korea	Securities Investment	88.9
IGIS Europe Private Placement Real Estate Fund No. 163-2 (*2)	Korea	Securities Investment	97.9
IGIS Global Private Placement Real Estate Fund No. 148-1 (*1)	Korea	Securities Investment	75.0
IGIS Global Private Placement Real Estate Fund No. 148-2 (*1)	Korea	Securities Investment	75.0
Mirae Asset Seoul Ring Expressway Private Special Asset Fund No. 1 (*1)	Korea	Securities Investment	66.7
Hangang Blue Water Private Placement Special Asset Investment Trust (*1)	Korea	Securities Investment	55.6
Korea Investment Pocheon-Hwado Highway Private Special Asset Trust 2 (*1)	Korea	Securities Investment	55.1
Midas Global Private Placement Real Estate Investment Trust No. 7-2 (*1)	Korea	Securities Investment	58.3
Together-Korea Government Private Pool Private Securities Investment Trust No.3 (*3)	Korea	Securities Investment	100.0
INMARK France Private Placement Investment Trust No. 18-1 (*1)	Korea	Securities Investment	93.8
Kiwoom Vibrato Private Placement Investment Trust 1-W(EUR) (*2)	Korea	Securities Investment	99.5
KOTAM Global Infra Private Fund 1-4 (*2)	Korea	Securities Investment	99.7
UBSHana Class 1 Special Asset Investment Trust 3 Class C 2 (*1)	Korea	Securities Investment	51.0
Consus GyeongJu Green Specialized Private Special Asset Investment Trust 1 (*1)	Korea	Securities Investment	50.0
Kiwoom Harmony Private Placement Investment Trust No. 3 (*1)	Korea	Securities Investment	77.3
Consus Solar Energy Private Placement Investment Truns No.1 (*1)	Korea	Securities Investment	50.0
IGIS ESG General Private Investment Trust No.1 (*1)	Korea	Securities Investment	60.0
Kiwoom Aurora Geneal Type Private Placement Investment Trust No. 2 (*1)	Korea	Securities Investment	60.0
NH-Amundi WSCP VIII Private Fund 2 (*1)	Korea	Securities Investment	65.2
AI Partners Global Infrastructure Specialized Privately Placed Feeder Fund Trust No. 2 (*2)	Korea	Securities Investment	100.0

	As of December 31, 2023
Subsidiaries	Location	Main Business	Percentage of ownership (%)
Hangang new deal infra BTL fund 4 (HNBF4) (*1)	Korea	Securities Investment	60.0
IGIS Global Private Placement Real Estate Fund No. 316-1 (*2)	Korea	Securities Investment	99.3
INMARK Spain Private Placement Real Estate Investment Trust No. 26-2 (*2)	Korea	Securities Investment	97.7
Woori Asset Global Partnership Fund No.5 (*4)	Korea	Securities Investment	57.7
Kiwoom Harmony Private Placement Investment Trust No. 6 (*1)	Korea	Securities Investment	76.9
Rifa Qualified Investors Private Real Estate Investment Trust No.40 (*2)	Korea	Securities Investment	55.0

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

	As of December 31, 2024
Subsidiaries	Location	Main Business	Percentage of ownership (%)
Mirae Asset Maps Clean Water Private Equity Investment Trust 7th (*1)	Korea	Securities Investment	59.7
Kiwoom Yonsei Private Equity Investment Trust (*1)	Korea	Securities Investment	88.9
IGIS Europe Private Placement Real Estate Fund No. 163-2 (*2)	Korea	Securities Investment	97.8
IGIS Global Private Placement Real Estate Fund No. 148-1 (*1)	Korea	Securities Investment	75.0
IGIS Global Private Placement Real Estate Fund No. 148-2 (*1)	Korea	Securities Investment	75.0
Mirae Asset Seoul Ring Expressway Private Special Asset Fund No. 1 (*1)	Korea	Securities Investment	66.7
Hangkang Sewage Treatment Plant Fund (*1)	Korea	Securities Investment	55.6
Korea Investment Pocheon-Hwado Highway Private Special Asset Trust 2 (*1)	Korea	Securities Investment	55.2
Midas Global Private Placement Real Estate Investment Trust No. 7-2 (*1)	Korea	Securities Investment	58.3
Samsung Together Korea IPPF private securities investment trust 3 [Equity-FoFs] (*3)	Korea	Securities Investment	100.0
INMARK France Private Placement Investment Trust No. 18-1 (*1)	Korea	Securities Investment	93.8
Kiwoom Vibrato Private Placement Investment Trust 1-W(EUR) (*2)	Korea	Securities Investment	99.5
KOTAM Global Infra Private Fund 1-4 (*2)	Korea	Securities Investment	99.7
UBSHana Class 1 Special Asset Investment Trust 3 Class C 2 (*1)	Korea	Securities Investment	51.0
Consus GyeongJu Green Specialized Private Special Asset Investment Trust 1 (*1)	Korea	Securities Investment	50.0
Kiwoom Harmony Private Placement Investment Trust No. 3 (*1)	Korea	Securities Investment	77.4

	As of December 31, 2024
Subsidiaries	Location	Main Business	Percentage of ownership (%)
Consus Solar Energy Private Placement Investment Truns No.1 (*1)	Korea	Securities Investment	50.0
Kiwoom Aurora Geneal Type Private Placement Investment Trust No. 2 (*1)	Korea	Securities Investment	60.0
NH-Amundi WSCP VIII Private Fund 2 (*1)	Korea	Securities Investment	65.2
AI Partners Global Infrastructure Specialized Privately Placed Feeder Fund Trust No. 2 (*2)	Korea	Securities Investment	100.0
Hangang new deal infra BTL fund 4 (HNBF4) (*1)	Korea	Securities Investment	60.0
IGIS Global Private Placement Real Estate Fund No. 316-1 (*2)	Korea	Securities Investment	99.3
INMARK Spain Private Placement Real Estate Investment Trust No. 26-2 (*2)	Korea	Securities Investment	97.7
Woori Asset Global Partnership Fund No.5 (*4)	Korea	Securities Investment	57.7
Kiwoom Harmony Private Placement Investment Trust No. 6 (*1)	Korea	Securities Investment	76.9
Project Chile PMGD Solar (*2)	Korea	Securities Investment	75.2
NH-Amundi BXD Private Fund 2[FoF] (*2)	Korea	Securities Investment	77.8
Rifa Qualified Investors Private Real Estate Investment Trust No.40 (*2)	Korea	Securities Investment	55.0
Hangang Green Environment Fund (*1)	Korea	Securities Investment	50.0

(*1)
The Group does not have power over the discretionary fund because the fund manager has the sole authority to decide the relevant activities of the investee. The fund manager’s delegated power is exercised not only for the Group, but also for other investors as well. The Group does not have the power over the fund’s activities even though it holds more than 50% of ownership interest.

(*2)
The Group does not have power over the fund of funds because the Group cannot decide the relevant activities of the fund through the related contract. The Group does not have the power over the fund’s activities even though it holds more than 50% of ownership interest. The Group does not have the power over the fund’s activities even though the Group holds ownership interest.

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

(4)
The summarized financial information of the major subsidiaries are as follows. The financial information of each subsidiary was prepared on the basis of consolidated financial statements. (Unit: Korean Won in millions):

	As of and for the year ended December 31, 2023
Subsidiaries	Assets	Liabilities	Operating revenue	Net income (loss) attributable to owners	Comprehensive income (loss) attributable to owners
Woori Bank	458,017,067	431,313,615	37,719,811	2,505,587	3,203,099
Woori Card Co., Ltd.	17,491,193	14,830,408	2,099,755	110,998	85,647
Woori Financial Capital Co., Ltd.	12,417,338	10,796,683	1,538,360	127,836	125,562
Woori Investment Securities Co., Ltd.	6,375,625	5,273,890	429,764	(53,374)	(50,735)
Woori Asset Trust Co., Ltd.	337,976	79,747	129,982	32,297	31,849
Woori Savings Bank	1,938,948	1,759,489	133,872	(49,139)	(48,974)
Woori Financial F&I Co., Ltd.	877,702	673,265	31,290	3,866	3,858
Woori Asset Management Corp.	161,868	32,780	41,311	6,408	6,267
Woori Venture Partners Co., Ltd. (*)	328,782	30,190	14,676	3,929	5,484
Woori Global Asset Management Co., Ltd.	37,512	13,526	13,857	(3,913)	(3,913)
Woori Private Equity Asset Management Co., Ltd	96,006	4,418	10,216	1,960	1,826
Woori Credit Information Co., Ltd.	45,662	7,981	43,774	5,014	4,626
Woori Fund Service Co., Ltd.	27,526	2,758	17,059	3,539	3,539
Woori FIS Co., Ltd.	80,563	32,304	339,163	(7,511)	(9,214)
Woori Finance Research Institute Co., Ltd.	6,444	2,603	7,792	72	(11)

(*)	Additional investment occurred and added it as a consolidated subsidiary during the year ended December 31, 2023.

	As of and for the year ended December 31, 2024
Subsidiaries	Assets	Liabilities	Operating revenue	Net income (loss) attributable to owners	Comprehensive income (loss) attributable to owners
Woori Bank	485,888,941	456,944,053	41,881,143	3,039,372	3,381,799
Woori Card Co., Ltd.	16,613,482	13,828,816	2,293,739	147,179	160,121
Woori Financial Capital Co., Ltd.	12,770,681	11,045,686	1,759,842	141,419	138,826
Woori Investment Securities Co., Ltd.	7,186,431	6,041,109	430,599	2,552	6,279
Woori Asset Trust Co., Ltd.	499,279	39,470	107,154	1,803	1,609
Woori Savings Bank	1,874,624	1,680,378	136,417	(85,879)	(84,907)
Woori Financial F&I Co., Ltd.	1,251,854	914,388	90,373	13,306	13,199
Woori Asset Management Corp.	203,232	39,077	57,562	11,801	11,870
Woori Venture Partners Co., Ltd.	350,066	15,060	62,261	36,786	37,213
Woori Private Equity Asset Management Co., Ltd	101,164	5,589	9,974	4,148	3,987
Woori Credit Information Co., Ltd.	43,985	6,555	42,796	1,614	1,252
Woori Fund Service Co., Ltd.	31,154	2,799	18,069	4,646	4,646
Woori FIS Co., Ltd.	58,868	12,094	175,624	(1,709)	(1,485)
Woori Finance Research Institute Co., Ltd.	7,663	3,892	9,022	59	(70)

(5)	The financial support that the Group provides to consolidated structured entities is as follows:

•	Structured entity for asset securitization
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
As of December 31, 2023and 2024, the Group provides 2,445,644 million Won and 2,166,871 million Won of credit facilities, respectively, for the structured entities mentioned above. As of December 31, 2023 and 2024, the purchase commitment amounts to 2,848,921million Won and 2,817,626 million Won, respectively.

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
Unconsolidated structured entities classified as ‘investment funds’ include investment trusts and private equity funds. An investment trust orders the investment and operation of funds to the trust manager in accordance with trust contract with profits distributed to the investors. Private equity funds finances money required to acquire equity securities to enable direction of management and/or improvement of ownership structure, with profit distributed to the investors. The Group recognizes pro rata amount of dividend income as an investor in the same way as ‘structured finance’, and may be exposed to losses due to reduction in investment value. Investments in MMF(Money Market Funds) as of December 31, 2023and 2024 are 1,451,874 million Won and 65,861 million Won, respectively, and there is no additional commitments for MMF.
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

	(unit : Korean Won in millions)
	December 31, 2023
	Asset securitization	Structured Finance	Investment Fund	Real-estate trust
Total asset of the unconsolidated structured entities	14,595,681	99,568,859	189,034,319	1,604,210
Assets recognized in the consolidated financial statements related to the unconsolidated structured entities	9,256,063	5,414,037	6,884,658	93,222
Financial assets at FVTPL	205,449	118,026	6,000,877	8,297
Financial assets at FVTOCI	2,802,592	43,696	—	—
Financial assets at amortized cost	6,248,022	5,252,191	66	84,925
Investments in joint ventures and associates	—	—	881,531	—
Derivative assets	—	124	2,184	—
Liabilities recognized in the consolidated financial statements related to the unconsolidated structured entities	248	3,251	2,006	28,838
Derivative liabilities	—	1,243	2,006	—
Other liabilities (provisions)	248	2,008	—	28,838
The maximum exposure to risks	9,333,448	6,444,559	11,069,599	206,651
Investment assets	9,256,063	5,414,037	6,884,658	93,222
Purchase commitment	—	—	4,181,631	—
Credit offerings and others	77,385	1,030,522	3,310	113,429
Loss recognized on unconsolidated structured entities	149	83,885	63,372	19,337

	(unit : Korean Won in millions)
	December 31, 2024
	Asset securitization	Structured Finance	Investment Fund	Real-estate trust
Total asset of the unconsolidated structured entities	9,725,385	130,281,870	268,076,078	2,541,640
Assets recognized in the consolidated financial statements related to the unconsolidated structured entities	6,941,360	5,512,070	7,694,857	183,036
Financial assets at FVTPL	10,923	20,898	6,787,853	12,644
Financial assets at FVTOCI	1,813,481	44,477	—	—
Financial assets at amortized cost	5,116,956	5,444,604	79,879	170,392
Investments in joint ventures and associates	—	—	824,536	—
Derivative assets	—	2,091	2,589	—
Liabilities recognized in the consolidated financial statements related to the unconsolidated structured entities	242	2,270	—	10,769
Derivative liabilities	—	421	—	—
Other liabilities (provisions)	242	1,849	—	10,769
The maximum exposure to risks	7,026,784	6,402,819	11,588,447	348,947
Investment assets	6,941,360	5,512,070	7,694,857	183,036
Purchase commitment	—	—	3,892,107	—
Credit offerings and others	85,424	890,749	1,483	165,911
Loss recognized on unconsolidated structured entities	—	84,962	200,672	79,152

(7)
As of December 31, 2023 and 2024, the share of non-controlling interests on the net income and equity of subsidiaries in which non-controlling interests are significant are as follows (Unit: Korean Won in millions):

1) Accumulated non-controlling interests at the end of the reporting period

	December 31, 2023	December 31, 2024
Woori Bank (*1)	1,546,447	1,645,947
Woori Investment Securities Co., Ltd. (*2)	—	5,571
Woori Asset Trust Co., Ltd. (*3)	12,517	1,901
Woori Asset Management Corp (*4)	35,638	—
PT Bank Woori Saudara Indonesia 1906 Tbk	103,176	104,023
Wealth Development Bank	21,142	23,975
PT Woori Finance Indonesia Tbk.	13,631	16,179

(*1)	Hybrid securities issued by Woori Bank
(*2)	The non-controlling interests were recognized in accordance with merger with Korea Foss Securities Co., Ltd. during the year ended December 31, 2024.
(*3)	The non-controlling interests decreased in accordance with paid-in capital increase and stock retirement and additional acquisition of minority interests during the year ended December 31, 2024.
(*4)
The Group made the subsidiary a wholly-owned subsidiary through the merger with Woori Global Asset Management Co., Ltd. and acquisition of shares of Yuanta Securities Korea Co., Ltd. during the year period ended December 31, 2024.

2) Net income attributable to non-controlling interests

	For the years ended December 31
	2022	2023	2024
Woori Bank (*)	113,995	95,637	76,249
Woori Investment Securities Co., Ltd.	38,319	5,687	(16)
Woori Asset Trust Co., Ltd.	18,074	5,720	276
Woori Asset Management Corp	290	1,603	530
Woori Venture Partners Co., Ltd.	—	1,391	—
PT Bank Woori Saudara Indonesia 1906 Tbk	10,806	9,521	6,764
Wealth Development Bank	401	(68)	764
PT Woori Finance Indonesia Tbk.	379	1,067	872

(*)	Distribution of the hybrid securities issued by Woori Bank
3) Dividends to non-controlling interests

	For the years ended December 31
	2022	2023	2024
Woori Bank (*)	113,995	95,637	76,249
Woori Investment Securities Co., Ltd.	7,219	8,302	—
Woori Asset Trust Co., Ltd.	365	365	—
PT Bank Woori Saudara Indonesia 1906 Tbk	2,330	2,802	3,450
PT Woori Finance Indonesia Tbk.	—	138	343
Others	—	40	37

(*)	Distribution of the hybrid securities issued by Woori Bank

2. BASIS OF PREPARATION AND MATERIAL ACCOUNTING POLICIES
(1) Basis of presentation
The Group’s consolidated financial statements are prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IASB”).
The Group operates primarily in Korea and its official accounting records are maintained in Korean Won. The United States dollar (“U.S. dollar” or “US$” or “USD”) amounts are provided herein as supplementary information solely for the convenience of readers outside Korea. Korean Won amounts are expressed in U.S. Dollars at the rate of 1,478.0
Korean Won
to US$1.00, the noon buying exchange rate in effect on
December 31, 2024
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
Meanwhile, the consolidated financial statements of the Group were certificated by management on April 28, 2025.
1) The standards and interpretations that are newly adopted by the Group during the current period, and the changes in accounting policies thereof are as follows:

①	Amendments to IAS 1 Presentation of Financial Statements—Classification of Liabilities as Current or Non-current, Non-current Liabilities with Covenants
The amendments clarify that liabilities are classified as either current or non-current, depending on the substantive rights that exist at the end of the reporting period. Classification is unaffected by the likelihood that an entity will exercise right to defer settlement of the liability or the expectations of management. Also, the settlement of liability includes the transfer of the entity’s own equity instruments, however, it would be excluded if an option to settle them by the entity’s own equity instruments if compound financial instruments is met the definition of equity instruments and recognized separately from the liability. In addition, covenants that an entity is required to comply with after the end of the reporting period would not affect classification of a liability as current or non-current at the reporting date. When an entity classifies a liability that is subject to the covenants which an entity is required to comply with within twelve months of the reporting date as non-current at the end of the reporting period, the entity shall disclose information in the notes to understand the risk that non-current liabilities with covenants could become repayable within twelve months after the reporting period. The amendments do not have a significant impact on the consolidated financial statements.

②	Amendments to IAS 7 Statement of Cash Flows , IFRS 7 Financial Instruments: Disclosures—Supplier finance arrangements
When applying supplier finance arrangements, an entity shall disclose information about its supplier finance arrangements that enables users of financial statements to assess the effects of those arrangements on the entity’s liabilities and cash flows and on the entity’s exposure to liquidity risk. The amendments do not have a significant impact on the consolidated financial statements.

③	Amendments to IFRS 16 Leases—Lease Liability in a Sale and Leaseback
When subsequently measuring lease liabilities arising from a sale and leaseback, a seller-lessee shall determine lease payments or revised lease payments in a way that the seller-lessee would not recognize any amount of the gain or loss that relates to the right of use retained by the seller-lessee. The amendments do not have a significant impact on the consolidated financial statements.
2) The details of IFRSs that have been issued and published as of December 31, 2024 but have not yet reached the effective date, and which the Group have not been early adopted by the Group are as follows:

①	Amendments to IAS 21 The Effects of Changes in Foreign Exchange Rates — Lack of Exchangeability
When an entity estimates a spot exchange rate because exchangeability between two currencies is lacking, the entity shall disclose related information. The amendments should be applied for annual periods beginning on or after January 1, 2025, and earlier application is permitted. The Group does not expect the amendments to have a significant impact on the consolidated financial statements.

②	Amendments to IFRS 9 Financial Instruments , IFRS 7 Financial Instruments: Disclosures
IFRS 9
Financial Instruments
and IFRS 7
Financial Instruments: Disclosures
have been amended to respond to recent questions arising in practice, and to include new requirements. The amendments should be applied for annual periods beginning on or after January 1, 2026, and earlier application is permitted. The Group does not expect the amendments to have a significant impact on the consolidated financial statements. These amendments:

•	clarify the date of recognition and derecognition of some financial assets and liabilities, with a new exception for some financial liabilities settled through an electronic cash transfer system;

•	clarify and add further guidance for assessing whether a financial asset meets the solely payments of principal and interest (SPPI) criterion;

•
add new disclosures of impact on the entity and the extent to which the entity is exposed for each type of financial instruments if the timing or amount of contractual cash flow changes due to amendment of contract term; and

•	update the disclosures for equity instruments designated at fair value through other comprehensive income (FVOCI).

③	Amendments to IFRS 19 Subsidiaries without Public Accountability: Disclosures
IFRS 19 allows for certain eligible subsidiaries of parent entities that report under IFRS Accounting Standards to apply reduced disclosure requirements. The amendments should be applied for annual periods beginning on or after January 1, 2027, and earlier application is permitted. The Group does not expect the amendments to have a significant impact on the consolidated financial statements.

④	Amendments to IFRS 18 Presentation and Disclosure in Financial Statements
IFRS 18 will replace IAS 1 Presentation of financial statements, introducing new requirements that will help to achieve comparability of the financial performance of similar entities and provide more relevant information and transparency to users. Even though IFRS 18 will not impact the recognition or measurement of items in the financial statements, its impacts on presentation and disclosure are expected to be pervasive, in particular those related to the statement of financial performance and providing management-defined performance measures within the financial statements.
Management is currently assessing the detailed implications of applying the new standard on the group’s consolidated financial statements. From the high-level preliminary assessment performed, the following potential impacts have been identified:

•
Although the adoption of IFRS 18 will have no impact on the group’s net profit, the group expects that grouping items of income and expenses in the statement of profit or loss into the new categories will impact how operating profit is calculated and reported. From the high-level impact assessment that the group has performed, the following items might potentially impact operating profit:

•
Foreign exchange differences currently aggregated in the line item ‘other income and other gains/(losses)—net’ in operating profit might need to be disaggregated, with some foreign exchange gains or losses presented below operating profit.

•
IFRS 18 has specific requirements on the category in which derivative gains or losses are recognised—which is the same category as the income and expenses affected by the risk that the derivative is used to manage. Although the group currently recognises some gains or losses in operating profit and others in finance costs, there might be a change to where these gains or losses are recognised, and the group is currently evaluating the need for change.

•
The line items presented on the primary financial statements might change as a result of the application of the concept of ‘useful structured summary’ and the enhanced principles on aggregation and disaggregation. In addition, since goodwill will be required to be separately presented in the statement of financial position, the group will disaggregate goodwill and other intangible assets and present them separately in the statement of financial position.

•
The group does not expect there to be a significant change in the information that is currently disclosed in the notes because the requirement to disclose material information remains unchanged; however, the way in which the information is grouped might change as a result of the aggregation/disaggregation principles. In addition, there will be significant new disclosures required for:

•	management-defined performance measures;

•
a break-down of the nature of expenses for line items presented by function in the operating category of the statement of profit or loss—this break-down is only required for certain nature expenses; and

•
for the first annual period of application of IFRS 18, a reconciliation for each line item in the statement of profit or loss between the restated amounts presented by applying IFRS 18 and the amounts previously presented applying IAS 1.

•
From a cash flow statement perspective, there will be changes to how interest received and interest paid are presented. Interest paid will be presented as financing cash flows and interest received as investing cash flows, which is a change from current presentation as part of operating cash flows.

The group will apply the new standard from its mandatory effective date of 1 January 2027. Retrospective application is required, and so the comparative information for the financial year ending 31 December 2026 will be restated in accordance with IFRS 18.

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
, respectively;

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
The requirements of IAS 28—
Investments in Associates and Joint Ventures
to determine whether there has been a loss event are applied to identify whether it is necessary to recognize any impairment loss with respect to the Group’s investment in the joint ventures and associates. When necessary, the entire carrying amount of the investment (including goodwill) is tested for impairment in accordance with IAS 36—
Impairment of Assets
as a single asset by comparing its recoverable amount (higher of value in use and fair value less costs to sell) with its carrying amount. Any impairment loss recognized is not allocated to any asset (including goodwill), which forms part of the carrying amount of the investment. Any reversal of that impairment loss is recognized in accordance with IAS 36 to the extent that the recoverable amount of the investment subsequently increases.
The Group ceases to use the equity method from the time it fails meet the definition of an associate or a joint venture. Upon a loss of significant influence over the joint ventures and associates, the Group discontinues the use of the equity method and measures at fair value of any investment that the Group retains in the former joint ventures and associates from the date when the Group loses significant influence. The fair value of the investment is regarded as its fair value on initial recognition as a financial asset in accordance with IFRS 9
Financial Instruments
; Recognition and Measurement. The Group recognized differences between the carrying amount and fair value in net income and it is included in determination of the gain or loss on disposal of joint ventures and associates. The Group accounts for all amounts recognized in other comprehensive income in relation to that joint ventures and associates on the same basis as would be required if the joint ventures and associates had directly disposed of the related assets or liabilities. Therefore, if a gain or loss previously recognized in other comprehensive income by an associate or a joint venture would be reclassified to net income on the disposal of the related assets or liabilities, the Group reclassifies the gain or loss from equity to net income as a reclassification adjustment.
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
The Group applies IFRS 9
Financial Instruments
, including the impairment requirements, to its long-term investment interests in associates and joint ventures that form part of its net investment without applying the equity method. In addition, when applying IFRS 9 to long-term investments, the Group does not consider adjustments to the carrying amount required by IAS 28. Examples of such adjustments include an impairment assessment or an adjustment to the carrying amount of the long-term investment interest resulting from the allocation of losses to the investee in accordance with IAS 28.
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
Financial Instruments
. However, the designation is irrevocable.

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
It is possible to designate a financial liability as financial liability at FVTPL if at initial recognition: (a) it is possible to remove or significantly reduce recognition or measurement mismatch that may otherwise have occurred if not for its designation as financial liability at FVTPL; (b) the financial asset forms part of the Group’s financial instrument group (a group composed of a combination of financial asset or liability) according to the

Group’s documented risk management or investment strategy, is measured at fair value and is being evaluated for its performance, and such information is provided internally; and (c) the financial liability is part of a contract that contains one or more of embedded derivatives, and is a hybrid contract in which designation as financial liability at FVTPL is allowed under IFRS 9
Financial Instruments
.
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

F-4
5

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

F-5
2

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

F-5
3

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

F-5
4

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

F-5
5

4) Defined benefit plan
The Group operates a defined benefit pension plan. The defined benefit obligation is calculated at the end of every reporting period by performing an actuarial valuation, and an estimation of the assumptions used in the actuarial valuation such as the discount rate, expected wage growth rate and mortality rate. The defined benefit plan, due to its long-term nature, contains significant uncertainties in its estimates.
5) Impairment of goodwill
The recoverable amount of a cash generating unit (CGU) is determined based on value-in-use calculations.
4. RISK MANAGEMENT
The Group is exposed to various risks that may arise from its operating activities and the main types of risks are credit risk, market risk, liquidity risk and etc. The Risk Management Department analyze and assess the level of complex risks in order to manage the risks. Risk management standards such as policies, regulations, management systems and decision-making have been established and operated for sound management of the Group.
The risk management organization is operated by the Risk Management Committee, Chief Risk Officer (CRO), and Risk Management Department. The Risk Management Committee of the Board of Directors is comprised of outside directors for professional risk management. The Risk Management Committee plays a role as the top decision-making body in risk management by establishing basic policies for risk management that are in line with the Group’s management strategy and determining the risk level that the Group is willing to take.
The Chief Risk Officer (CRO) assists the Risk Management Committee and leads the Group Risk Management Council, which is composed of risk managers from each subsidiary. The council meets regularly to monitor risk trends in the external environment and improve the Group’s overall risk exposure. The risk management department is independent of the business and is in charge of risk management of the Group. It also supports reporting and decision-making of key risk-related issues.
(1) Credit risk
Credit risk represents the possibility of financial losses incurred due to the fails to repay loan or when the counterparty fails to fulfill its contractual obligations. The goal of credit risk management is to maintain the Group’s credit risk exposure to a permissible degree and to optimize its rate of return considering such credit risk.
1) Credit risk management
To measure credit risk, the Group considers the probability its counterparties will not perform on their obligations, credit exposure to the counterparty, the related default risk and the rate of default loss. The Group uses its credit rating model to assess the probability of counterparty’s default risk; and when assessing the obligor’s credit rating, other than quantitative methods utilizing financial statements and others, and assessor’s judgement, the Group utilizes credit rating derived using statistical methods.
In order to manage credit risk limit, the Group establishes the appropriate credit line per obligor, company or industry when extending credit by monitoring obligor’s credit line, total exposures and loan portfolios.
The Group mitigates credit risk resulting from the obligor’s credit condition by using financial and physical collateral, guarantees, netting agreements and purchase of credit derivatives that have low correlation with the obligor’s credit status. The Group has adopted the comprehensive approach to mitigate its credit risk. Credit risk mitigation is reflected in qualifying financial collateral, trade receivables, guarantees, residential and commercial real estate and other collaterals. The Group regularly performs a revaluation of collateral reflecting such credit risk mitigation.

F-5
6

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
The Group performs the below assessment to both corporate and retail exposures, and indicators of significant increase in credit risk are as follows:

Corporate Exposures	Retail Exposures
Asset quality level ‘Precautionary’ or lower	Asset quality level ‘Precautionary’ or lower
More than 30 days past due	More than 30 days past due
‘Warning’ level in early warning system	Significant decrease in credit rating(*)
Debtor experiencing financial difficulties (Capital impairment, Adverse opinion or Disclaimer of opinion by external auditors)	Deferment of repayment of principal and interest
Significant decrease in credit rating (*)	Deferment of interest
Deferment of repayment of principal and interest
Deferment of interest

(*)	The Group has applied the below indicators of significant decrease in credit rating since initial recognition as follows, and the estimation method is regularly being monitored.

	Credit rating	Significant increased indicator of the credit rating
Corporate	AAA ~ A+	More than or equal to 4 notches
	A- ~ BBB	More than or equal to 3 notches
	BBB- ~ BB+	More than or equal to 2 notches
	BB ~ BB-	More than or equal to 1 notch
Retail	1 ~ 3	More than or equal to 3 notches
	4 ~ 5	More than or equal to 2 notches
	6 ~ 10	More than or equal to 1 notch

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
The Group also incorporates forward looking into the estimates of default rates and loss given default. Considering the potential for latent insolvency due to increased internal and external economic uncertainties, the Group adjusts the forward looking to additionally recognize expected credit loss allowance.
The Group has estimated the allowance for credit losses using an estimation model that additionally reflects the forward looking information based on the past experience loss rate data.
Loss allowance is calculated by applying PD (Probability of Default) and LGD (Loss Given Default) estimated for each financial asset in consideration of factors such as obligor type, credit rating and portfolio. The estimates are regularly being reviewed in order to reduce discrepancies with actual losses.
In measuring the expected credit losses, the Group is also using reasonable and supportable macroeconomic variables such as gross domestic product (real, original series) growth rate, consumer price index, apartment sales price index (KB, Seoul) and unemployment rate (original series) in order to forecast future economic conditions.
The Group applies a future economic situation estimation model as follows, and the results are reviewed regularly.

•
Development of estimation models through regression analysis of obligator (corporate, retail)/by-period and collateral (credit, collateral)/by-period recover rate in the event of default (1- Loss Given Default) and macroeconomic indicator data by year

Major macroeconomic indicators	Correlation between credit risk and macroeconomic indicators
Gross domestic product (real, original series) growth rate	Negative(-) Correlation
Average capacity utilization rate for manufacturing	Negative(-) Correlation
Unemployment rate (original series)	Positive(+) Correlation
Apartment sales price index (KB, Seoul)	Negative(-) Correlation
KOSPI	Negative(-) Correlation
Gross domestic income (GDI)	Negative(-) Correlation
Retail sales index	Negative(-) Correlation
Actual apartment sales price index (Seoul Metropolitan Area)	Negative(-) Correlation
KOSDAQ	Negative(-) Correlation

•
Calculation of estimated default rate and estimated default recovery rate by incorporating future economic outlook using utilizing economic variable forecasts derived from various methods: 1) Economic variable forecasts provided by institutions verified to be reliable such as the Bank of Korea (BOK), Korea Development Institute (KDI), and Korea Institute of Finance (KIF); 2) Forecasts derived from external institutions and regression analysis results; 3) Economic variable forecasts derived through time series trends, etc., to the estimation model developed as a result of modeling.

•	Forecast of macroeconomic variables

a) Probability weight
As of December 31, 2024, the probability weights applied to the scenarios of the forecasts of macroeconomic variables is as follows (Unit: %):

	Normal Scenario	Good Scenario	Bad Scenario	Worst Scenario
Probability weight	47.44	4.60	27.96	20.00
b) Economic forecast of each major macroeconomic variables by scenario (prospect period: 2024)
As of December 31, 2024, the forecasts of major macroeconomic variables by scenario is as follows (Unit: Korean Won in billions, % and etc.)

Major economic indicators (*1) (*2)	Normal Scenario	Good Scenario	Bad Scenario	Worst Scenario
Gross domestic product (real, original series) growth rate	1.97	5.74	(0.18)	(5.11)
Average capacity utilization rate for manufacturing	71.50	78.12	67.74	57.38
Unemployment rate (original series)	2.83	1.90	3.36	6.30
Apartment sales price index (KB, Seoul)	93.48	106.74	85.95	78.42
KOSPI	2,575.69	3,110.75	2,036.57	1,817.42
Gross domestic income (GDI)	2,307,889.89	2,393,479.82	2,259,290.15	2,084,178.80
Retail sales index	110.99	117.19	107.47	96.02
Actual apartment sales price index (Seoul Metropolitan Area)	148.78	172.67	135.22	121.66
KOSDAQ	824.83	995.37	616.12	543.09

(*1)	Considering the default forecast period, the Group reflected the future economic outlook.
(*2)
The forecast of macroeconomic variables is based on information from credible research institutions and historical data available at the time of estimation. It is estimated by the Group for the purpose of calculating expected credit losses, and it may differ from predictions made by other organizations.

•	The increase rate from the predicted default rate and predicted recovery rate is used as a forward looking adjustment coefficient and reflected to the applicable estimate for the current year.
Considering internal and external uncertainties, The Group additionally applied the Worst scenario to the three macroeconomic variable scenarios: Normal, Good, and Bad. Assuming all other conditions remain the same, the sensitivity analysis the Group’s expected credit loss allowance, assuming a probability weighting of 100% for each scenario, are as follows (Unit: Korean Won in millions):

Scenario	Applied probability weight	Assuming 100%	Difference from book value
Good	4.60%	1,334,317	(753,242)
Normal	47.44%	1,485,847	(601,712)
Bad	27.96%	1,866,074	(221,484)
Worst	20.00%	4,205,947	2,118,388
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

The maximum exposure to credit risk as of December 31, 2023 and 2024 is as follows (Unit: Korean Won in millions):

		December 31, 2023	December 31, 2024
Loans and other financial assets at amortized cost (*1)	Korean treasury and government agencies	2,297,088	229,126
	Banks	21,996,558	23,593,313
	Corporates	159,343,530	179,986,851
	Consumers	189,510,972	194,662,526

	Sub-total	373,148,148	398,471,816

Financial assets at FVTPL (*2)	Deposits	39,241	73,951
	Debt securities	6,307,238	6,801,288
	Loans	782,716	104,177
	Derivative assets	5,798,329	10,094,532
	Others	2,585	2,671

	Sub-total	12,930,109	17,076,619

Financial assets at FVTOCI	Debt securities	36,694,111	42,922,671
Securities at amortized cost	Debt securities	23,996,172	19,203,177
Derivative assets	Derivative assets (Designated for hedging)	26,708	175,191
Off-balance accounts	Payment guarantees (*3)	13,793,301	16,611,262
	Loan commitments	126,829,192	133,863,588

	Sub-total	140,622,493	150,474,850

	Total	587,417,741	628,324,324

(*1)	Cash and cash equivalents are not included.
(*2)	Puttable financial instruments are not included.
(*3)	As of December 31, 2023 and 2024, the financial guarantee amount of 3,661,656 million Won and 4,156,790 million Won are included, respectively.
a) Credit risk exposure by geographical areas
The following tables analyze credit risk exposure by geographical areas (Unit: Korean Won in millions):

	December 31, 2023
	Korea	China	USA	UK	Japan	Others (*)	Total
Loans and other financial assets at amortized cost	345,748,021	5,068,801	5,527,208	260,834	617,188	15,926,096	373,148,148
Securities at amortized cost	22,529,414	111,832	1,049,669	—	—	305,257	23,996,172
Financial assets at FVTPL	10,103,182	519	1,507,518	355,478	143,229	820,183	12,930,109
Financial assets at FVTOCI	32,422,652	724,786	2,367,997	7	32,194	1,146,475	36,694,111
Derivative assets (Designated for hedging)	26,010	—	—	—	698	—	26,708
Off-balance accounts	136,287,485	921,904	745,832	20,045	26,351	2,620,876	140,622,493

Total	547,116,764	6,827,842	11,198,224	636,364	819,660	20,818,887	587,417,741

(*)	Others consist of financial assets in Indonesia, Hong Kong, Germany, Australia, and other countries.

	December 31, 2024
	Korea	China	USA	UK	Japan	Others (*)	Total
Loans and other financial assets at amortized cost	367,026,768	5,784,272	7,108,462	584,060	850,872	17,117,382	398,471,816
Securities at amortized cost	18,052,871	197,188	712,761	—	—	240,357	19,203,177
Financial assets at FVTPL	12,643,738	88	1,824,414	553,842	430,341	1,624,196	17,076,619
Financial assets at FVTOCI	37,746,319	589,277	3,157,655	190,801	22,112	1,216,507	42,922,671
Derivative assets (Designated for hedging)	165,089	—	3,216	—	6,886	—	175,191
Off-balance accounts	144,006,247	1,213,479	1,805,060	87,755	20,758	3,341,551	150,474,850

Total	579,641,032	7,784,304	14,611,568	1,416,458	1,330,969	23,539,993	628,324,324

(*)	Others consist of financial assets in Indonesia, Hong Kong, Germany, Australia, and other countries.
b) Credit risk exposure by industries
① The following tables analyze credit risk exposure by industries, which are service, manufacturing, finance and insurance, construction, individuals and others in accordance with the Korea Standard Industrial Classification Code as of December 31, 2023 and 2024 (Unit: Korean Won in millions):

	December 31, 2023
	Service	Manufacturing	Finance and insurance	Construction	Individuals	Others	Total
Loans and other financial assets at amortized cost	84,704,246	44,591,685	30,388,823	5,583,281	185,083,452	22,796,661	373,148,148
Securities at amortized cost	189,193	—	14,151,799	69,720	—	9,585,460	23,996,172
Financial assets at FVTPL	330,193	233,528	7,184,371	81,731	2,600	5,097,686	12,930,109
Financial assets at FVTOCI	453,694	408,377	25,832,327	290,856	—	9,708,857	36,694,111
Derivative assets (Designated for hedging)	—	—	26,708	—	—	—	26,708
Off-balance accounts	22,561,220	22,897,412	13,804,163	2,826,738	73,042,394	5,490,566	140,622,493

Total	108,238,546	68,131,002	91,388,191	8,852,326	258,128,446	52,679,230	587,417,741

	December 31, 2024
	Service	Manufacturing	Finance and insurance	Construction	Individuals	Others	Total
Loans and other financial assets at amortized cost	92,018,694	47,835,603	33,986,585	6,219,603	190,902,940	27,508,391	398,471,816
Securities at amortized cost	169,352	—	10,248,257	59,866	—	8,725,702	19,203,177
Financial assets at FVTPL	287,401	539,092	10,833,850	31,527	123,339	5,261,410	17,076,619
Financial assets at FVTOCI	331,590	474,837	29,935,898	194,940	—	11,985,406	42,922,671
Derivative assets (Designated for hedging)	—	—	175,191	—	—	—	175,191
Off-balance accounts	22,460,440	28,514,078	14,147,757	3,192,714	73,212,057	8,947,804	150,474,850

Total	115,267,477	77,363,610	99,327,538	9,698,650	264,238,336	62,428,713	628,324,324

4) Credit risk exposure
a) Financial assets
The maximum exposure to credit risk by asset quality, except for financial assets at FVTPL and derivative asset (designated for hedging) as of December 31, 2023 and 2024 is as follows (Unit: Korean Won in millions):

	December 31, 2023
	Stage 1		Stage 2
	Above appropriate credit rating (*1)	Less than a limited credit rating (*2)	Above appropriate credit rating (*1)	Less than a limited credit rating (*2)	Stage 3	Credit impairment model	Total	Loss allowance	Total, net
Loans and other financial assets at amortized cost	321,115,435	26,073,686	12,728,437	13,702,855	1,906,434	768,487	376,295,334	(3,147,186)	373,148,148
Korean treasury and government agencies	2,299,323	21	—	—	—	—	2,299,344	(2,256)	2,297,088
Banks	21,880,151	122,383	21,771	—	15,295	—	22,039,600	(43,042)	21,996,558
Corporates	132,702,723	18,890,349	2,630,918	5,411,611	882,459	768,487	161,286,547	(1,943,017)	159,343,530
General business	87,551,345	10,147,028	1,773,713	3,150,829	548,169	—	103,171,084	(1,161,824)	102,009,260
Small- and medium-sized enterprise	36,220,660	8,182,558	753,275	1,587,473	225,463	—	46,969,429	(508,736)	46,460,693
Project financing and others	8,930,718	560,763	103,930	673,309	108,827	768,487	11,146,034	(272,457)	10,873,577
Consumers	164,233,238	7,060,933	10,075,748	8,291,244	1,008,680	—	190,669,843	(1,158,871)	189,510,972
Securities at amortized cost	24,010,113	—	—	—	—	—	24,010,113	(13,941)	23,996,172
Financial assets at FVTOCI (*3)	36,481,028	213,083	—	—	—	—	36,694,111	(27,379)	36,694,111

Total	381,606,576	26,286,769	12,728,437	13,702,855	1,906,434	768,487	436,999,558	(3,188,506)	433,838,431

	December 31, 2023
	Collateral value
	Stage1	Stage2	Stage3	Credit impairment model	Total
Loans and other financial assets at amortized cost	224,611,919	21,235,346	767,731	768,275	247,383,271
Korean treasury and government agencies	39,199	—	—	—	39,199
Banks	2,136,530	—	—	—	2,136,530
Corporates	92,544,712	5,915,710	382,605	768,275	99,611,302
General business	52,951,331	4,058,593	169,855	—	57,179,779
Small- and medium-sized enterprise	33,580,230	1,590,947	112,117	—	35,283,294
Project financing and others	6,013,151	266,170	100,633	768,275	7,148,229
Consumers	129,891,478	15,319,636	385,126	—	145,596,240
Securities at amortized cost	—	—	—	—	—
Financial assets at FVTOCI (*3)	—	—	—	—	—

Total	224,611,919	21,235,346	767,731	768,275	247,383,271

(*1)	Credit grade of corporates are AAA ~ BBB, and consumers are grades 1 ~ 6.
(*2)	Credit grade of corporates are BBB- ~ C, and consumers are grades 7 ~ 10.
(*3)	Financial assets at FVTOCI has been disclosed as the amount before deducting loss allowance because loss allowance does not reduce the carrying amount.

	December 31, 2024
	Stage 1		Stage 2
	Above appropriate credit rating (*1)	Less than a limited credit rating (*2)	Above appropriate credit rating (*1)	Less than a limited credit rating (*2)	Stage 3	Credit impairment model	Total	Loss allowance	Total, net
Loans and other financial assets at amortized cost	343,186,708	27,086,126	13,280,849	14,344,066	3,003,886	1,147,147	402,048,782	(3,576,966)	398,471,816
Korean treasury and government agencies	229,733	22	—	—	—	—	229,755	(629)	229,126
Banks	23,375,096	115,721	88,306	—	36,143	—	23,615,266	(21,953)	23,593,313
Corporates	150,732,338	19,561,385	3,130,814	6,264,461	1,416,152	1,147,147	182,252,297	(2,265,446)	179,986,851
General business	103,495,951	11,071,283	2,507,705	4,093,868	807,545	—	121,976,352	(1,409,387)	120,566,965
Small- and medium-sized enterprise	35,450,353	7,731,142	500,934	1,870,087	357,881	—	45,910,397	(586,059)	45,324,338
Project financing and others	11,786,034	758,960	122,175	300,506	250,726	1,147,147	14,365,548	(270,000)	14,095,548
Consumers	168,849,541	7,408,998	10,061,729	8,079,605	1,551,591	—	195,951,464	(1,288,938)	194,662,526
Securities at amortized cost	19,213,940	—	—	—	—	—	19,213,940	(10,763)	19,203,177
Financial assets at FVTOCI (*3)	42,766,477	156,194	—	—	—	—	42,922,671	(29,084)	42,922,671

Total	405,167,125	27,242,320	13,280,849	14,344,066	3,003,886	1,147,147	464,185,393	(3,616,813)	460,597,664

	December 31, 2024
	Collateral value
	Stage 1	Stage 2	Stage 3	Credit impairment model	Total
Loans and other financial assets at amortized cost	241,378,580	22,815,602	1,070,209	1,137,097	266,401,488
Korean treasury and government agencies	55,775	—	—	—	55,775
Banks	2,474,302	—	—	—	2,474,302
Corporates	101,666,963	7,536,068	645,842	1,137,097	110,985,970
General business	59,099,372	5,578,709	328,802	—	65,006,883
Small- and medium-sized enterprise	34,401,736	1,729,820	243,513	—	36,375,069
Project financing and others	8,165,855	227,539	73,527	1,137,097	9,604,018
Consumers	137,181,540	15,279,534	424,367	—	152,885,441
Securities at amortized cost	—	—	—	—	—
Financial assets at FVTOCI (*3)	—	—	—	—	—

Total	241,378,580	22,815,602	1,070,209	1,137,097	266,401,488

(*1)	Credit grade of corporates are AAA ~ BBB, and consumers are grades 1 ~ 6.
(*2)	Credit grade of corporates are BBB- ~ C, and consumers are grades 7 ~ 10.
(*3)	Financial assets at FVTOCI has been disclosed as the amount before deducting loss allowance because loss allowance does not reduce the carrying amount.

b) Payment guarantees and commitments
The credit quality of the payment guarantees and loan commitments as of December 31, 2023 and 2024 are as follows (Unit: Korean Won in millions):

	December 31, 2023
Financial assets	Stage 1		Stage 2		Stage 3	Total
	Above appropriate credit rating (*1)	Less than a limited credit rating (*2)	Above appropriate credit rating (*1)	Less than a limited credit rating (*2)
Off-balance accounts:
Payment guarantees	12,515,536	1,150,185	73,192	40,890	13,498	13,793,301
Loan commitments	120,623,982	3,512,099	2,166,380	496,824	29,907	126,829,192

Total	133,139,518	4,662,284	2,239,572	537,714	43,405	140,622,493

(*1)	Credit grade of corporates are AAA ~ BBB, and consumers are grades 1 ~ 6.
(*2)	Credit grade of corporate are BBB- ~ C, and consumers are grades 7 ~ 10.

	December 31, 2024
Financial assets	Stage 1		Stage 2		Stage 3	Total
	Above appropriate credit rating (*1)	Less than a limited credit rating (*2)	Above appropriate credit rating (*1)	Less than a limited credit rating (*2)
Off-balance accounts:
Payment guarantees	15,679,374	808,182	41,866	59,688	22,152	16,611,262
Loan commitments	127,622,889	3,402,602	2,298,056	502,070	37,971	133,863,588

Total	143,302,263	4,210,784	2,339,922	561,758	60,123	150,474,850

(*1)	Credit grade of corporates are AAA ~ BBB, and consumers are grades 1 ~ 6.
(*2)	Credit grade of corporate are BBB- ~ C, and consumers are grades 7 ~ 10.
5) Collateral and other credit enhancements
For the years ended December 31, 202
3
 and 202
4
, there have been no significant changes in the value of collateral or other credit enhancements held by the Group and there have been no significant changes in collateral or other credit enhancements due to changes in the collateral policy of the Group.
6) Among financial assets that measured loss
allowance
at lifetime expected credit losses, amortized costs before changes in contractual cash flows as of December 31, 2023 and 2024 are 161,893 million Won and 153,361 million Won, respectively, with net losses recognized along with the changes 5,107 million Won and 15,335 million Won, respectively.
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
As the Group manages receivables that have not lost the right of claim to the debtor for the grounds of incomplete statute limitation and uncollected receivables under the related laws as receivable charge-offs, the balance as of December 31, 2023 and 2024 are 10,089,739 million Won and 9,018,290 million Won. In addition, the contractual non-recoverable amount of financial assets amortized for the year ended December 31, 2024, but still in the process of recovery is 1,462,267 million Won.

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
a) Trading activities
The Group uses the standard approach and internal model approach (Woori Bank) in measuring market risk for trading positions, and allocates market risk capital through the Board Risk Management Committee. Risk management departments of the Group and its subsidiaries manage limits in detail including those on risk and loss with their management result regularly reported to the Board Risk Management Committee.
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

	Risk Group	December 31, 2023	December 31, 2024
Sensitivity-based risk	General interest rate risk	37,832	29,029
	Equity risk	9,376	3,006
	Commodity risk	12	51
	Foreign exchange risk	249,044	114,174
	Non-securitization credit spread risk	27,371	18,258
	Securitization (excluding CTP (Correlation Trading Portfolio)) credit spread risk	—	—
	CTP credit spread risk	—	—
Default risk	Non-Securitization bankruptcy risk	—	8,604
	Securitization (excluding CTP) default risk	—	—
	CTP default risk	—	—
Residual risk	Residual risk	692	1,182

Total		324,327	174,304

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

ΔEVE and ΔNII calculated on interest risk in banking book(IRRBB) basis for assets and liabilities by subsidiary as of December 31, 2023 and 2024 are as follows(Unit: Korean Won in millions):

	December 31, 2023		December 31, 2024
	Δ EVE (*1)	Δ NII (*2)	Δ EVE (*1)	Δ NII (*2)
Woori Bank	683,660	743,489	952,830	668,290
Woori Card Co., Ltd.	80,720	76,846	120,153	79,515
Woori Financial Capital Co., Ltd.	48,523	17,585	67,877	16,151
Woori Investment Securities Co., Ltd.	4,464	15,303	29,325	24,911
Woori Asset Trust Co., Ltd.	1,210	7,018	1,817	12,802
Woori Asset Management Corp.	832	2,154	504	1,682
Woori Savings Bank	7,347	11,077	15,117	4,537
Woori Private Equity Asset Management Co., Ltd.	80	775	17	338
Woori Global Asset Management Co., Ltd.	536	269	—	—
Woori Financial F&I Co., Ltd.	63,852	3,961	97,936	6,858
Woori Venture Partners Co., Ltd.	340	2,782	705	3,231

(*1)	ΔEVE: change in Economic Value of Equity
(*2)	ΔNII: change in Net Interest Income
At the interest rate re-pricing date, cash flows (both principal and interest) of interest bearing assets and liabilities, which is the basis of non-trading position interest rate risk management are as follows: (Unit: Korean Won in millions):

	December 31, 2023
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Asset:
Loans and other financial assets at amortized cost	245,179,685	55,105,699	17,928,072	12,101,395	55,840,540	3,594,287	389,749,678
Financial assets at FVTPL	2,155,339	178,206	37,672	22,719	52,341	90	2,446,367
Financial assets at FVTOCI	5,976,531	3,489,341	2,425,700	3,008,905	22,852,783	756,272	38,509,532
Securities at amortized cost	1,451,409	1,230,486	3,335,565	1,416,082	15,907,380	2,171,914	25,512,836

Total	254,762,964	60,003,732	23,727,009	16,549,101	94,653,044	6,522,563	456,218,413

Liability:
Deposits due to customers	169,127,109	52,395,270	32,948,424	47,030,448	60,621,757	34,406	362,157,414
Borrowings	20,147,327	5,157,330	1,933,137	2,575,993	4,112,788	437,839	34,364,414
Debentures	7,741,466	5,188,081	4,104,309	5,168,597	18,443,853	3,223,255	43,869,561

Total	197,015,902	62,740,681	38,985,870	54,775,038	83,178,398	3,695,500	440,391,389

	December 31, 2024
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Asset:
Loans and other financial assets at amortized cost	241,742,497	53,994,860	25,504,549	17,099,875	78,442,115	5,000,982	421,784,878
Financial assets at FVTPL	297,653	38,474	9,993	5,420	42,433	51	394,024
Financial assets at FVTOCI	7,276,254	4,996,536	2,350,787	2,570,750	26,459,375	1,421,185	45,074,887
Securities at amortized cost	1,318,853	1,651,266	1,856,726	629,079	12,972,012	1,862,090	20,290,026

Total	250,635,257	60,681,136	29,722,055	20,305,124	117,915,935	8,284,308	487,543,815

Liability:
Deposits due to customers	166,841,875	55,267,332	44,234,044	42,203,933	62,625,304	34,751	371,207,239
Borrowings	19,153,362	4,676,893	1,587,119	1,542,868	3,131,674	513,870	30,605,786
Debentures	5,189,563	5,370,343	4,438,800	3,168,918	30,963,968	2,673,453	51,805,045

Total	191,184,800	65,314,568	50,259,963	46,915,719	96,720,946	3,222,074	453,618,070

2) Currency risk
Currency risk arises from the financial instruments denominated in foreign currencies other than the functional currency. Therefore, no currency risk arises from non-monetary items or financial instruments denominated in the functional currency.

F-6
7

Financial instruments in foreign currencies exposed to currency risk as of December 31, 2023 and 2024 are as follows (Unit: USD in millions, JPY in millions, CNY in millions, EUR in millions, and Korean Won in millions):

	December 31, 2023
	USD		JPY		CNY		EUR		Others	Total
	Foreign currency	Korean Won equivalent	Foreign currency	Korean Won equivalent	Foreign currency	Korean Won equivalent	Foreign currency	Korean Won equivalent	Korean Won equivalent	Korean Won equivalent
Asset
Cash and cash equivalents	8,540	11,011,576	108,421	989,519	1,377	248,965	641	914,960	1,145,464	14,310,484
Loans and other financial assets at amortized cost	24,463	31,542,764	138,242	1,261,674	30,536	5,522,075	1,791	2,554,897	4,585,588	45,466,998
Financial assets at FVTPL	884	1,140,110	49,640	453,047	—	—	280	399,828	72,351	2,065,336
Financial assets at FVTOCI	3,136	4,044,155	—	—	3,882	701,938	6	8,549	738,710	5,493,352
Securities at amortized cost	1,223	1,576,690	—	—	618	111,839	68	97,393	184,938	1,970,860

Total	38,246	49,315,295	296,303	2,704,240	36,413	6,584,817	2,786	3,975,627	6,727,051	69,307,030

Liability
Financial liabilities at FVTPL	350	451,700	23,806	217,266	—	—	209	297,521	98,885	1,065,372
Deposits due to customers	23,962	30,896,247	279,377	2,549,759	23,162	4,188,690	2,122	3,027,521	5,531,242	46,193,459
Borrowings	9,339	12,041,139	70,741	645,621	1,658	299,748	225	321,529	2,632,379	15,940,416
Debentures	4,811	6,202,675	—	—	—	—	195	277,871	—	6,480,546
Other financial liabilities	3,448	4,446,194	26,977	246,206	7,752	1,401,956	99	141,404	387,310	6,623,070

Total	41,910	54,037,955	400,901	3,658,852	32,572	5,890,394	2,850	4,065,846	8,649,816	76,302,863

Off-balance accounts	7,748	9,990,349	30,143	275,101	2,043	369,483	796	1,135,845	568,935	12,339,713

F-6
8

	December 31, 2024
	USD		JPY		CNY		EUR		Others	Total
	Foreign currency	Korean Won equivalent	Foreign currency	Korean Won equivalent	Foreign currency	Korean Won equivalent	Foreign currency	Korean Won equivalent	Korean Won equivalent	Korean Won equivalent
Asset
Cash and cash equivalents	8,258	12,139,283	80,851	757,154	1,331	267,802	223	341,326	1,123,728	14,629,293
Loans and other financial assets at amortized cost	21,637	31,775,374	104,585	979,422	26,856	5,405,371	2,211	3,380,628	7,584,236	49,125,031
Financial assets at FVTPL	887	1,304,438	1,836	17,190	16	3,318	149	227,858	20,087	1,572,891
Financial assets at FVTOCI	3,588	5,274,144	—	—	2,910	585,622	37	55,853	847,518	6,763,137
Securities at amortized cost	767	1,127,313	—	—	980	197,188	36	55,074	175,895	1,555,470

Total	35,137	51,620,552	187,272	1,753,766	32,093	6,459,301	2,656	4,060,739	9,751,464	73,645,822

Liability
Financial liabilities at FVTPL	112	164,400	36	334	—	—	1	1,766	751	167,251
Deposits due to customers	23,607	34,702,743	250,528	2,346,146	27,301	5,494,893	2,024	3,094,378	5,348,009	50,986,169
Borrowings	8,302	12,203,906	56,465	528,785	110	22,235	545	832,661	3,334,191	16,921,778
Debentures	4,549	6,687,333	—	—	—	—	195	297,766	446,349	7,431,448
Other financial liabilities	2,123	3,120,355	20,684	193,701	4,120	829,197	244	373,203	493,198	5,009,654

Total	38,693	56,878,737	327,713	3,068,966	31,531	6,346,325	3,009	4,599,774	9,622,498	80,516,300

Off-balance accounts	9,109	13,390,339	23,905	223,864	1,702	342,576	841	1,286,110	1,506,643	16,749,532

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

F-6
9

2)	Maturity analysis of non-derivative financial liabilities

a)	Cash flows of principals and interests by remaining contractual maturities of non-derivative financial liabilities as of December 31, 2023 and 2024 are as follows (Unit: Korean Won in millions):

	December 31, 2023
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Financial liabilities at FVTPL	39,524	89,287	—	—	10,256	56,221	195,288
Deposits due to customers	236,125,560	39,103,357	22,776,074	50,089,672	16,898,791	1,549,490	366,542,944
Borrowings	11,415,214	6,626,722	4,345,143	4,579,032	4,331,196	437,839	31,735,146
Debentures	5,510,096	5,328,382	5,383,741	6,035,590	18,439,577	3,223,255	43,920,641
Lease liabilities	74,228	42,106	58,241	33,679	151,127	25,172	384,553
Other financial liabilities	15,059,935	233,081	21,356	26,403	1,025,252	4,195,930	20,561,957

Total	268,224,557	51,422,935	32,584,555	60,764,376	40,856,199	9,487,907	463,340,529

	December 31, 2024
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Financial liabilities at FVTPL	74,205	—	69,534	112,944	—	—	256,683
Deposits due to customers	237,078,927	41,568,072	33,229,547	43,680,907	16,991,574	1,441,654	373,990,681
Borrowings	11,589,854	6,676,926	4,781,377	3,676,310	3,561,696	563,870	30,850,033
Debentures	4,635,557	5,525,191	4,442,376	3,572,533	30,967,974	2,673,592	51,817,223
Lease liabilities	60,099	49,069	45,534	40,375	317,971	50,341	563,389
Other financial liabilities	19,417,326	108,361	30,995	27,093	1,118,751	4,287,489	24,990,015

Total	272,855,968	53,927,619	42,599,363	51,110,162	52,957,966	9,016,946	482,468,024

b)	Cash flows of principals and interests by expected maturities of non-derivative financial liabilities as of December 31, 2023 and 2024 are as follows (Unit: Korean Won in millions):

	December 31, 2023
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Financial liabilities at FVTPL	39,524	89,287	—	—	10,256	56,221	195,288
Deposits due to customers	241,935,362	41,132,677	23,468,344	44,082,420	14,717,842	505,146	365,841,791
Borrowings	11,419,501	6,630,868	4,346,740	4,579,314	4,331,196	437,839	31,745,458
Debentures	5,512,545	5,330,733	5,386,014	6,037,688	18,443,853	3,223,255	43,934,088
Lease liabilities	74,228	43,350	59,604	35,057	162,874	25,834	400,947
Other financial liabilities	15,059,935	233,081	21,356	26,403	1,025,252	4,195,930	20,561,957

Total	274,041,095	53,459,996	33,282,058	54,760,882	38,691,273	8,444,225	462,679,529

F-
70

	December 31, 2024
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Financial liabilities at FVTPL	74,205	—	69,534	112,944	—	—	256,683
Deposits due to customers	242,795,510	43,419,738	32,989,627	38,822,980	14,857,886	491,918	373,377,659
Borrowings	11,592,268	6,678,053	4,782,453	3,678,378	3,555,011	563,870	30,850,033
Debentures	4,635,557	5,525,191	4,442,376	3,572,533	30,967,974	2,673,592	51,817,223
Lease liabilities	60,092	50,205	46,727	41,569	322,272	50,341	571,206
Other financial liabilities	19,418,010	108,690	31,315	27,708	1,116,803	4,287,489	24,990,015

Total	278,575,642	55,781,877	42,362,032	46,256,112	50,819,946	8,067,210	481,862,819

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
The cash flow by the maturity of derivative financial liabilities as of December 31, 2023 and 2024 is as follows (Unit: Korean Won in millions):

		Remaining maturity
		Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
December 31, 2023	Cash flow risk hedge	(1,223)	(875)	(590)	(302)	13,689	—	10,699
	Fair value risk hedge	29,176	34,370	157	35,272	30,241	—	129,216
	Trading purpose	5,943,024	—	—	—	—	—	5,943,024

December 31, 2024	Cash flow risk hedge	(219)	193	31	62	207	—	274
	Fair value risk hedge	(6,816)	46,231	(11,740)	44,950	35,764	(5,834)	102,555
	Trading purpose	9,092,008	90	—	—	—	—	9,092,098
4) Maturity analysis of off-balance sheet accounts (Payment guarantees, commitments, and etc.)
A payment guarantee represents an irrevocable undertaking that the Group should meet a customer’s obligations to third parties if the customer fails to do so. Loan commitments represent the contractual limit of credit that the Group has committed to provide to the borrower. Loan commitments include commercial standby facilities and credit lines, liquidity facilities to commercial paper conduits and utilized overdraft facilities. The maximum limit to be paid by the Group in accordance with guarantees and loan commitment only applies to principal amounts. There are contractual maturities for payment guarantees, such as financial guarantees for debentures issued or loans, unused loan commitments, and other credits. However, under the terms of the guarantees and unused loan commitments, funds should be paid upon demand from the counterparty. Details of off-balance sheet accounts as of December 31, 2023 and 2024 are as follows (Unit: Korean Won in millions):

	December 31, 2023	December 31, 2024
Payment guarantees	13,793,301	16,611,262
Loan commitments	126,829,192	133,863,588
Other commitments	4,854,099	4,572,323

F-7
1

(4) Operational risk
The Group defines the operational risk that could cause a negative effect on capital resulting from inadequate internal process, labor work and systematic problem or external factors.
1) Operational risk management
The Group has established and operated a group operational risk management system to cope with new Basel III global regulations, which is implemented since 2024, and the management of operational risks follows the procedures for risk recognition, evaluation, measurement, monitoring and reporting, risk control and mitigation.
2) Operational risk measurement
The Group measures operational risk capital using the Basel III standardized approach. This approach calculates the required operational risk capital by multiplying the Business Indicator Component (BIC), which represents the scale of operations, with the Internal Loss Multiplier (ILM), which reflects the magnitude of actual historical internal losses relative to the scale of operations.
Operational risk limits are set with the approval of the Board Risk Management Committee. The Group regularly calculates the operational risk capital and reports any limit breaches to the management and the Board Risk Management Committee.
Since a reduction in the size of internal loss events leads to a decrease in operational risk capital, it is important to prevent loss events in advance. Accordingly, the Group conducts operational risk management activities using tools such as Risk Control Self-Assessment (RCSA), Key Risk Indicators (KRI), and loss data. Additionally, to ensure continuity of operations in emergency situations such as disasters, the Bank has established a Business Continuity Plan (BCP) and conducts annual simulation drills.
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
According to the above regulations, the Group is required to meet the following minimum requirements: Tier 1 common capital ratio of
8.0
% and 9.0%, a Tier 1 capital ratio of 9.5% and 10.5%, and a total capital ratio of 11.5% and 12.5% as of December 31, 2023 and 2024, respectively.

F-7
2

Details of the Group’s capital adequacy ratio as of December 31, 2023 and 2024 are as follows (Unit: Korean Won in millions):

Details	December 31, 2023	December 31, 2024 (*)
Tier 1 capital	26,343,941	28,522,910
Other Tier 1 capital	4,596,584	4,869,567
Tier 2 capital	3,815,920	3,535,362

Total risk-adjusted capital	34,756,445	36,927,839

Risk-weighted assets for credit risk	195,490,941	210,365,462
Risk-weighted assets for market risk	4,697,055	3,125,478
Risk-weighted assets for operational risk	19,603,749	21,609,530

Total risk-weighted assets	219,791,745	235,100,470

Common Equity Tier 1 ratio	11.99%	12.13%

Tier 1 capital ratio	14.08%	14.20%

Total capital ratio	15.81%	15.71%

(*)	The capital ratio at the end of the current period is provisional
5. OPERATING SEGMENTS
In evaluating the results of the Group and allocating resources, the Group’s Chief Operation Decision Maker (“CODM”) utilizes the method of disclosing the financial information of the segments based on the organization of the Group. This financial information of the segments in this note is regularly reviewed by the CODM.
(1) Segment by type of organization
The Group’s reporting segments consist of banking, credit card, capital, investment securities and other sectors, and the composition of such reporting segments was divided based on internal report data periodically reviewed by the management including CODM to evaluate the performance of the segment and make decisions on the resources to be distributed.

Operational scope
Banking	Loans/deposits and relevant services for customers of Woori Bank and its subsidiaries
Credit card	Credit card, cash services, card loans and accompanying business of Woori Card Co., Ltd.
Capital	Installments, loans including lease financing, and accompanying business of Woori Financial Capital Co., Ltd.
Investment securities	Securities operation, sale of financial instruments, project financing and other related activities for investment securities of Woori Investment Securities Co., Ltd.
Others	Woori Financial Group Inc., Woori Asset Trust Co., Ltd., Woori Asset Management Corp., Ltd., Woori Financial F&I Co., Ltd., Woori Savings Bank., Woori Credit Information Co., Ltd., Woori Fund Services Co., Ltd., Woori Private Equity Asset Management Co., Ltd., Woori FIS Co., Ltd. and Woori Finance Research Institute, Woori Venture Partners Co., Ltd.

F-7
3

(2) The composition of each organization’s sectors for the years ended December 31, 2022, 2023 and 2024 are as follows (Unit: Korean Won in millions):

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

F-7
4

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

	For the year ended December 31, 2024
	Banking (*1)	Credit card	Capital	Investment securities	Others (*2)	Sub-total	Other adjustments (*3)	Internal adjustments (*4)	Consolidated Adjustments (*5)	Total
Net interest income	6,542,449	706,130	231,596	106,558	129,900	7,716,633	126,600	1,042,561	542	8,886,336
Non-interest income(expense)	1,944,528	192,194	144,097	51,629	1,578,890	3,911,338	70,545	(769,593)	(1,658,168)	1,554,122
Impairment losses due to credit loss	(670,753)	(403,805)	(84,017)	(91,351)	(176,511)	(1,426,437)	(13,884)	(273,889)	(2,085)	(1,716,295)
General and administrative expense	(3,746,916)	(302,067)	(103,870)	(74,191)	(420,370)	(4,647,414)	(1,104)	—	179,545	(4,468,973)

Net operating income(expense)	4,069,308	192,452	187,806	(7,355)	1,111,909	5,554,120	182,157	(921)	(1,480,166)	4,255,190

Share of gain (loss) of associates	44,067	—	(1,262)	215	5,316	48,336	(4)	—	27,933	76,265
Other non-operating income(expense)	(104,388)	(4,053)	(2,579)	7,476	10,440	(93,104)	8,535	921	(24,960)	(108,608)

Non-operating income(expense)	(60,321)	(4,053)	(3,841)	7,691	15,756	(44,768)	8,531	921	2,973	(32,343)

Net income(expense) before tax	4,008,987	188,399	183,965	336	1,127,665	5,509,352	190,688	—	(1,477,193)	4,222,847
Tax expense	(962,051)	(40,349)	(42,547)	2,216	(17,756)	(1,060,487)	—	—	9,109	(1,051,378)

Net income(loss)	3,046,936	148,050	141,418	2,552	1,109,909	4,448,865	190,688	—	(1,468,084)	3,171,469

Total assets	485,888,941	16,613,482	12,770,681	7,186,431	30,774,925	553,234,460	3,565,728	—	(31,046,868)	525,753,320

Investment in associate	1,067,880	—	32,207	3,297	24,475,044	25,578,428	7,347	—	(23,836,965)	1,748,810
Other assets	484,821,061	16,613,482	12,738,474	7,183,134	6,299,881	527,656,032	3,558,381	—	(7,209,903)	524,004,510

Total liabilities	456,944,053	13,828,816	11,045,686	6,041,109	4,919,608	492,779,272	73,587	—	(2,994,808)	489,858,051

(*1)	The banking sector includes banks and their consolidated subsidiaries (such as overseas subsidiaries).
(*2)
Other segments includes Woori Financial Group Inc., Woori Asset Trust Co., Ltd., Woori Savings Bank, Woori Asset Management Corp., Woori Financial F&I Co., Ltd., Woori Credit Information Co., Ltd., Woori Fund Service Co., Ltd., Woori Private Equity Asset Management Co., Ltd., Woori FIS Co., Ltd., Woori Finance Research Institute and Woori Venture Partners Co., Ltd.

(*3)	Other adjustments includes the funds subject to Group’s consolidation not included in the reporting segment.
(*4)
Internal adjustments includes the adjustment of deposit insurance premiums of 509,832 million Won and fund contribution fees of 533,335 million Won from net interest income expenses to non-interest
income expenses in order to present the profit and loss adjustment between reporting divisions in accordance with management accounting standards as profit and loss in accordance with accounting standards.

(*5)
Consolidation adjustments include the elimination of 175,437 million Won of internal transactions between Woori FIS Co., Ltd., the group’s IT service agency, and affiliates, and the removal of 1,208,522 million Won of dividends received by the holding company from its subsidiaries.

(3) Operating profit or loss from external customers for the years ended December 31, 2022, 2023 and 2024 are as follows (Unit: Korean Won in millions):

	For the years ended December 31
Details	2022	2023	2024
Domestic	3,835,809	3,055,926	3,767,897
Foreign	594,715	443,103	487,293

Total	4,430,524	3,499,029	4,255,190

F-7
5

(4) Major non-current assets as of December 31, 2023 and 2024 are as follows (Unit: Korean Won in millions):

Details (*)	December 31, 2023 (*)	December 31, 2024 (*)
Domestic	5,804,919	6,068,817
Foreign	636,820	592,768

Total	6,441,739	6,661,585

(*)	Major non-current assets included joint ventures and related business investments, investment properties, premises equipment, and intangible assets.
(5) Information about major customers
The Group does not have any single customer that generates 10% or more of the Group’s total revenue for the years ended December 31, 2023 and 2024.
6.
STATEMENTS OF CASH FLOWS
(1) Details of cash and cash equivalents are as follows (Unit: Korean Won in millions):

	December 31, 2023	December 31, 2024
Cash	1,464,606	1,661,517
Foreign currencies	715,495	812,026
Demand deposits	28,248,420	24,634,075
Fixed deposits	128,097	173,505

Total	30,556,618	27,281,123

(2) Details of restricted cash and cash equivalents are as follows (Unit: Korean Won in millions)

	Counterparty	December 31, 2023	Reason of restriction
Due from banks in local currency:
Due from BOK on demand	BOK	13,420,310	Reserve deposits under the BOK Act

Due from banks in foreign currencies:
Due from banks on demand	Bank of Japan and others	957,627	Reserve deposits etc.

	Total	14,377,937

	Counterparty	December 31, 2024	Reason of restriction
Due from banks in local currency:
Due from BOK on demand	BOK	9,712,194	Reserve deposits under the BOK Act

Due from banks in foreign currencies:
Due from banks on demand	Bank and others	2,954,868	Reserve deposits etc.

	Total	12,667,062

F-7
6

(3) Significant transactions of investing activities and financing activities not involving cash inflows and outflows are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2022	2023	2024
Changes in other comprehensive income related to valuation of financial assets at FVTOCI	(493,871)	725,525	34,058
Changes in other comprehensive income related to valuation of assets of associate	612	2,965	(5,367)
Changes in other comprehensive income related to valuation profit or loss on cash flow hedge	(9,835)	(16,524)	6,591
Changes in financial assets measure at FVTOCI due to debt-for-equity swap	14,594	206	18,536
Changes in premises and equipment due to the transfer of assets held-for-sale	(13,109)	(2,504)	(38,423)
Transfer of investment properties to premises and equipment	—	2,098	(42,344)
Transfer of premises and equipment to investment properties	7,153	—	—
Changes in account payables related to premises and equipment	281	—	—
Changes in account payables related to intangible assets	(11,530)	11,121	24,134
Changes in right-of-use assets and lease liabilities	194,236	219,531	427,926
Changes in other comprehensive income related to foreign operation translation	32,536	45,080	522,845
(4) Adjustments of liabilities from financing activities are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2022
	Beginning balance	Cash flow	Not involving cash inflows and outflows			Ending balance
			Foreign Exchange	Variation of gains on valuation of hedged items	Others (*)
Borrowings	24,755,459	2,881,675	760,918	—	31,551	28,429,603
Debentures	44,653,864	(484,874)	297,861	(257,910)	(10,455)	44,198,486
Lease liabilities	343,213	(187,531)	4,645	—	158,834	319,161
Other liabilities	26,907	513	—	—	(36)	27,384

Total	69,779,443	2,209,783	1,063,424	(257,910)	179,894	72,974,634

(*)	The change in lease liabilities due to the new contract includes 235,215 million Won.

	For the year ended December 31, 2023
	Beginning balance	Cash flow	Not involving cash inflows and outflows				Ending balance
			Foreign Exchange	Variation of gain(loss) on valuation of hedged items	Business Combination	Others (*)
Borrowings	28,429,603	2,332,376	191,250	—	—	33,517	30,986,746
Debentures	44,198,486	(3,227,650)	82,210	63,615	—	122,584	41,239,245
Lease liabilities	319,161	(160,673)	1,130	—	—	174,838	334,456
Other liabilities	27,384	118	—	—	4	641	28,147

Total	72,974,634	(1,055,829)	274,590	63,615	4	331,580	72,588,594

(*)	The change in lease liabilities due to the new contract includes 210,810 million Won.

F-7
7

	For the year ended December 31, 2024
	Beginning balance	Cash flow	Not involving cash inflows and outflows				Ending balance
			Foreign Exchange	Variation of gain(loss) on valuation of hedged items	Business Combination	Others (*)
Borrowings	30,986,746	(3,011,120)	2,113,979	—	—	27,426	30,117,031
Debentures	41,239,245	5,594,220	870,846	39,102	—	463,690	48,207,103
Lease liabilities	334,456	(238,770)	13,555	—	—	417,849	527,090
Other liabilities	28,147	(17,690)	—	—	—	16,169	26,626

Total	72,588,594	2,326,640	2,998,380	39,102	—	925,134	78,877,850

(*)	The change in lease liabilities due to the new contract includes 366,340 million Won.
7. FINANCIAL ASSETS AT FVTPL
(1) Details of financial assets at FVTPL as of December 31, 2023 and 2024 are as follows (Unit: Korean Won in millions):

	December 31, 2023	December 31, 2024
Financial assets at fair value through profit or loss	21,544,756	25,202,672
(2) Financial assets at fair value through profit or loss as of December 31, 2023 and 2024 are as follows (Unit: Korean Won in millions):

	December 31, 2023	December 31, 2024
Deposits:
Gold banking asset	39,241	73,951
Securities:
Debt securities
Korean treasury and government agencies	4,310,612	5,053,592
Financial institutions	778,832	1,193,809
Corporates	433,488	348,929
Securities loaned	625,398	12,361
Others	158,908	192,597
Equity securities	421,989	421,313
Capital contributions	2,459,646	2,857,698
Beneficiary certificates	5,509,915	4,563,102
Others	181,691	236,595

Sub-total	14,880,479	14,879,996

Loans	782,716	104,177
Derivatives assets	5,798,329	10,094,532
Other financial assets	43,991	50,016

Total	21,544,756	25,202,672

The Group does not have financial assets at fair value through profit or loss designated as upon initial recognition as of December 31, 2023 and
2024.

F-7
8

8. FINANCIAL ASSETS AT FVTOCI
(1) Details of financial assets at FVTOCI as of December 31, 2023 and 2024 are as follows (Unit: Korean Won in millions):

	December 31, 2023	December 31, 2024
Debt securities:
Korean treasury and government agencies	5,728,241	7,787,052
Financial institutions	20,885,924	25,339,937
Corporates	3,994,432	3,032,609
Bond denominated in foreign currencies	5,493,295	6,763,073
Securities loaned	592,219	—

Sub-total	36,694,111	42,922,671

Equity securities	1,197,384	875,074

Total	37,891,495	43,797,745

(2) Details of equity securities designated as financial assets at FVTOCI as of December 31, 2023 and 2024 are as follows (Unit: Korean Won in millions):

Purpose of acquisition	December 31, 2023	December 31, 2024	Purpose of acquisition
Investment for strategic business partnership purpose	1,039,203	766,900
Debt-equity swap	158,175	108,168
Others	6	6	Insurance for mutual aid association etc.

Total	1,197,384	875,074

(3) Changes in the loss allowance and gross carrying amount of financial assets at FVTOCI are as follows (Unit: Korean Won in millions):
1) Allowance for credit losses

	For the year ended December 31, 2022
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(12,146)	—	—	(12,146)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net Reversal of loss allowance	827	—	—	827
Disposal	714	—	—	714
Others (*)	(1,200)	—	—	(1,200)

Ending balance	(11,805)	—	—	(11,805)

(*)	Others consist of foreign currencies translation, etc.

F-7
9

	For the year ended December 31, 2023
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(11,805)	—	—	(11,805)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net provision of loss allowance	(16,542)	—	—	(16,542)
Disposal	1,519	—	—	1,519
Others (*)	(551)	—	—	(551)

Ending balance	(27,379)	—	—	(27,379)

(*)	Others consist of foreign currencies translation, etc.

	For the year ended December 31, 2024
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(27,379)	—	—	(27,379)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net provision of loss allowance	(8,868)	—	—	(8,868)
Disposal	6,788	—	—	6,788
Others (*)	375	—	—	375

Ending balance	(29,084)	—	—	(29,084)

(*)	Others consist of foreign currencies translation, etc.
2) Gross carrying amount

	For the year ended December 31, 2022
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	38,126,977	—	—	38,126,977
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Acquisition	16,108,426	—	—	16,108,426
Disposal / Repayment	(21,670,160)	—	—	(21,670,160)
Gain (loss) on valuation	(669,936)	—	—	(669,936)
Amortization based on effective interest method	41,813	—	—	41,813
Others (*)	208,638	—	—	208,638

Ending balance	32,145,758	—	—	32,145,758

(*)	Others consist of foreign currencies translation, etc.

F-
8
0

	For the year ended December 31, 2023
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	32,145,758	—	—	32,145,758
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Acquisition	24,350,759	—	—	24,350,759
Disposal / Repayment	(20,823,293)	—	—	(20,823,293)
Gain (loss) on valuation	707,739	—	—	707,739
Amortization based on effective interest method	166,401	—	—	166,401
Others (*)	146,747	—	—	146,747

Ending balance	36,694,111	—	—	36,694,111

(*)	Others consist of foreign currencies translation, etc.

	For the year ended December 31, 2024
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	36,694,111	—	—	36,694,111
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Acquisition	31,921,268	—	—	31,921,268
Disposal / Repayment	(26,868,486)	—	—	(26,868,486)
Gain (loss) on valuation	224,898	—	—	224,898
Amortization based on effective interest method	134,553	—	—	134,553
Others (*)	816,327	—	—	816,327

Ending balance	42,922,671	—	—	42,922,671

(*)	Others consist of foreign currencies translation, etc.
(4) During the years ended December 31, 2023 and 2024, the Group sold its equity securities., designated as financial assets at FVTOCI in accordance with decision of disposal by the creditors, and the fair values at disposal dates were 3,194 million Won and 155,868 million Won, respectively and cumulative gains and losses at disposal dates were 118 million Won in gain and 72,975 million Won in, respectively.
9. SECURITIES AT AMORTIZED
COST
(1) Details of securities at amortized cost as of December 31, 2023 and 2024 are as follows (Unit: Korean Won in millions):

	December 31, 2023	December 31, 2024
Korean treasury and government agencies	8,143,585	7,646,463
Financial institutions	6,660,465	4,004,011
Corporates	7,235,202	5,997,996
Bond denominated in foreign currencies	1,970,861	1,555,470
Others	—	10,000
Allowance for credit losses	(13,941)	(10,763)

Total	23,996,172	19,203,177

F-8
1

(2) Changes in the loss allowance and gross carrying amount of securities at amortized cost are as follows (Unit: Korean Won in millions):
1) Loss allowance

	For the year ended December 31, 2022
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(5,235)	—	—	(5,235)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net provision of loss allowance	(3,151)	—	—	(3,151)
Others (*)	1	—	—	1

Ending balance	(8,385)	—	—	(8,385)

(*)	Changes due to foreign currencies translation, etc.

	For the year ended December 31, 2023
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(8,385)	—	—	(8,385)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net provision of loss allowance	(5,549)	—	—	(5,549)
Others (*)	(7)	—	—	(7)

Ending balance	(13,941)	—	—	(13,941)

(*)	Changes due to foreign currencies translation, etc.

	For the year ended December 31, 2024
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(13,941)	—	—	(13,941)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net reversal of loss allowance	3,287	—	—	3,287
Others (*)	(109)	—	—	(109)

Ending balance	(10,763)	—	—	(10,763)

(*)	Changes due to foreign currencies translation, etc.

F-8
2

2) Gross carrying amount

	For the year ended December 31, 2022
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	17,091,509	—	—	17,091,509
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Acquisition	16,873,194	—	—	16,873,194
Disposal / Repayment	(5,871,234)	—	—	(5,871,234)
Amortization based on effective interest method	86,212	—	—	86,212
Others (*)	97,220	—	—	97,220

Ending balance	28,276,901	—	—	28,276,901

(*)	Changes due to foreign currencies translation, etc.

	For the year ended December 31, 2023
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	28,276,901	—	—	28,276,901
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Acquisition	4,244,256	—	—	4,244,256
Disposal / Repayment	(8,727,124)	—	—	(8,727,124)
Amortization based on effective interest method	167,219	—	—	167,219
Others (*)	48,861	—	—	48,861

Ending balance	24,010,113	—	—	24,010,113

(*)	Changes due to foreign currencies translation, etc.

	For the year ended December 31, 2024
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	24,010,113	—	—	24,010,113
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Acquisition	2,586,171	—	—	2,586,171
Disposal / Recovery	(7,634,677)	—	—	(7,634,677)
Amortization based on effective interest method	93,318	—	—	93,318
Changes due to business combinations	10,000			10,000
Others (*)	149,015	—	—	149,015

Ending balance	19,213,940	—	—	19,213,940

(*)	Changes due to foreign currencies translation, etc.

F-8
3

10. LOANS AND OTHER FINANCIAL ASSETS AT AMORTIZED COST
(1) Details of loans and other financial assets at amortized cost as of December 31, 2023 and 2024 are as follows (Unit: Korean Won in millions):

	December 31, 2023	December 31, 2024
Due from banks	1,950,573	2,630,604
Loans	358,577,179	386,069,294
Other financial assets	12,620,396	9,771,918

Total	373,148,148	398,471,816

(2)	Details of due from banks are as follows (Unit: Korean Won in millions):

	December 31, 2023	December 31, 2024
Due from banks in local currency:
Due from depository banks	108,344	200,366
Due from non-depository institutions	136	152
Due from the Korea Exchange	68	239,222
Others	135,390	72,314
Loss allowance	(59)	(4)

Sub-total	243,879	512,050

Due from banks in foreign currencies:
Due from banks on demand	221,292	177,886
Due from banks on time	366,117	193,654
Others	1,135,072	1,753,337
Loss allowance	(15,787)	(6,323)

Sub-total	1,706,694	2,118,554

Total	1,950,573	2,630,604

F-8
4

(3)	Details of restricted due from banks are as follows (Unit: Korean Won in millions):

	Counterparty	December 31, 2023	Reason of restriction
Due from banks in local currency:
Due from KSFC	KB Securities Co. Ltd. and SI SECURITIES CORPORATION	68	Futures margin
Others	Korea Federation of Savings Bank and others	129,974	Domestic currency exchange and collateral related to promissory notes and others

	Sub-total	130,042

Due from banks in foreign currencies:
Due from banks on demand	National Bank of Cambodia and others	216,147	Reserve deposits and others
Due from banks on time	National Bank of Cambodia	321	Usage deposits for fund settlement system
Others	People’s Bank of China and others	1,062,130	Reserve deposits and others

	Sub-total	1,278,598

	Total	1,408,640

	Counterparty	December 31, 2024	Reason of restriction
Due from banks in local currency:
Others	Korea Federation of Savings Bank and others	77,835	Reserve deposits
Securities trading	Korea Securities Finance Corporation	238,445	Customer deposit refund reserve and futures trading margin and others

	Sub-total	316,280

Due from banks in foreign currencies:
Due from banks on demand	National Bank of Cambodia and others	169,064	Reserve deposits and others
Due from banks on time	National Bank of Cambodia	284	Usage deposits for fund settlement system and others
Others	BNP-PARIBAS, PAR and others	1,093,853	CSA collateral and others

	Sub-total	1,263,201

	Total	1,579,481

F-8
5

(4) Changes in the allowance for credit losses and gross carrying amount of due from banks are as follows (Unit: Korean Won in millions):
1) Allowance for credit losses

	For the year ended December 31, 2022
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(6,034)	—	—	(6,034)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net provision of allowance for credit losses	(7,702)	—	—	(7,702)
Others (*)	1,419	—	—	1,419

Ending balance	(12,317)	—	—	(12,317)

(*)	Changes due to foreign currencies translation, etc

	For the year ended December 31, 2023
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(12,317)	—	—	(12,317)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net provision of allowance for credit losses	(5,254)	—	—	(5,254)
Others (*)	1,725	—	—	1,725

Ending balance	(15,846)	—	—	(15,846)

(*)	Changes due to foreign currencies translation, etc

	For the year ended December 31, 2024
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(15,846)	—	—	(15,846)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net reversal of allowance for credit losses	9,874	—	—	9,874
Others (*)	(355)	—	—	(355)

Ending balance	(6,327)	—	—	(6,327)

(*)	Changes due to foreign currencies translation, etc
2) Gross carrying amount

	For the year ended December 31, 2022
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	2,872,918	—	—	2,872,918
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net increase	166,693	—	—	166,693
Others (*)	(32,622)	—	—	(32,622)

Ending balance	3,006,989	—	—	3,006,989

(*)	Changes due to foreign currencies translation, etc

F-8
6

	For the year ended December 31, 2023
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	3,006,989	—	—	3,006,989
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net decrease	(1,154,265)	—	—	(1,154,265)
Changes due to business combinations	113,000	—	—	113,000
Others (*)	695	—	—	695

Ending balance	1,966,419	—	—	1,966,419

(*)	Changes due to foreign currencies translation, etc

	For the year ended December 31, 2024
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	1,966,419	—	—	1,966,419
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net increase	390,154	—	—	390,154
Changes due to business combinations	165,476	—	—	165,476
Others (*)	114,882	—	—	114,882

Ending balance	2,636,931	—	—	2,636,931

(*)	Changes due to foreign currencies translation, etc

(5)	Details of loans are as follows (Unit: Korean Won in millions):

	December 31, 2023	December 31, 2024
Loans in local currency	298,157,823	315,597,374
Loans in foreign currencies	28,585,389	33,166,984
Domestic banker’s usance	2,726,633	2,803,761
Credit card accounts	12,531,620	12,488,523
Bills bought in foreign currencies	4,215,956	4,328,404
Bills bought in local currency	496,148	224,835
Factoring receivables	8,712	5,994
Advances for customers on guarantees	9,996	9,814
Private placement bonds	688,437	444,900
Securitized loans	3,203,135	3,300,876
Call loans	2,719,546	1,847,376
Bonds purchased under resale agreements	3,356,392	10,551,018
Financial lease receivables	1,362,279	1,106,912
Installment financial bond	2,635,720	2,620,534
Others	119	—
Loan origination costs and fees	865,694	938,886
Discounted present value	(11,360)	(9,272)
Allowance for credit losses	(2,975,060)	(3,357,625)

Total	358,577,179	386,069,294

F-8
7

(6)	Changes in the loss allowance of loans are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2022
	Consumers			Corporates
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3	Credit impairment model
Beginning balance	(136,520)	(97,604)	(206,617)	(362,766)	(576,740)	(251,233)	—
Transfer to 12-month expected credit losses	(21,684)	21,210	474	(74,402)	68,546	5,856	—
Transfer to lifetime expected credit losses	10,211	(11,568)	1,357	18,678	(21,502)	2,824	—
Transfer to credit-impaired financial assets	3,960	8,975	(12,935)	2,217	12,769	(14,986)	—
Net reversal (provision) of allowance for credit losses	(734)	(49,398)	(156,286)	(22,646)	(303,198)	(107,038)	(27)
Recovery	—	—	(70,077)	—	—	(55,743)	—
Charge-off	—	—	161,850	—	—	140,744	—
Disposal	—	62	21,862	280	128	37,722	—
Interest income from impaired loans	—	—	11,805	—	—	9,576	—
Others	(4,350)	(495)	(948)	(479)	(84)	(97)	—
Changes due to business combinations	1,241	729	7,573	(14,503)	1,847	(9,090)	—

Ending balance	(147,876)	(128,089)	(241,942)	(453,621)	(818,234)	(241,465)	(27)

	For the year ended December 31, 2022
	Credit card accounts			Total
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3	Credit impairment model
Beginning balance	(68,814)	(115,489)	(70,927)	(568,100)	(789,833)	(528,777)	—
Transfer to 12-month expected credit losses	(31,360)	31,284	76	(127,446)	121,040	6,406	—
Transfer to lifetime expected credit losses	7,576	(7,694)	118	36,465	(40,764)	4,299	—
Transfer to credit-impaired financial assets	642	2,190	(2,832)	6,819	23,934	(30,753)	—
Net reversal (provision) of allowance for credit losses	20,820	(38,105)	(204,569)	(2,560)	(390,701)	(467,893)	(27)
Recovery	—	—	(53,988)	—	—	(179,808)	—
Charge-off	—	—	220,280	—	—	522,874	—
Disposal	—	—	7,896	280	190	67,480	—
Interest income from impaired loans	—	—	—	—	—	21,381	—
Others	—	—	—	(4,829)	(579)	(1,045)	—
Changes due to business combinations	(3)	—	—	(13,265)	2,576	(1,517)	—

Ending balance	(71,139)	(127,814)	(103,946)	(672,636)	(1,074,137)	(587,353)	(27)

F-8
8

	For the year ended December 31, 2023
	Consumers			Corporates
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3	Credit impairment model
Beginning balance	(147,876)	(128,089)	(241,942)	(453,621)	(818,234)	(241,465)	(27)
Transfer to 12-month expected credit losses	(25,553)	22,750	2,803	(190,665)	190,047	618	—
Transfer to lifetime expected credit losses	10,881	(12,892)	2,011	28,452	(36,229)	7,777	—
Transfer to credit-impaired financial assets	7,085	24,577	(31,662)	17,959	33,272	(51,231)	—
Net reversal (provision) of allowance for credit losses	(41,029)	(41,105)	(340,607)	(361,735)	(153,392)	(515,711)	(1,011)
Recovery	—	—	(65,639)	—	—	(44,043)	—
Charge-off	—	—	301,995	—	—	298,665	—
Disposal	18	419	114,643	266	512	172,519	949
Interest income from impaired loans	—	—	15,553	—	—	19,341	—
Others	(371)	338	22,000	11,656	21,380	(10,173)	—

Ending balance	(196,845)	(134,002)	(220,845)	(947,688)	(762,644)	(363,703)	(89)

	For the year ended December 31, 2023
	Credit card accounts			Total
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3	Credit impairment model
Beginning balance	(71,139)	(127,814)	(103,946)	(672,636)	(1,074,137)	(587,353)	(27)
Transfer to 12-month expected credit losses	(30,312)	30,198	114	(246,530)	242,995	3,535	—
Transfer to lifetime expected credit losses	6,894	(7,420)	526	46,227	(56,541)	10,314	—
Transfer to credit-impaired financial assets	748	2,381	(3,129)	25,792	60,230	(86,022)	—
Net reversal (provision) of allowance for credit losses	(3,864)	(15,457)	(338,618)	(406,628)	(209,954)	(1,194,936)	(1,011)
Recovery	—	—	(33,710)	—	—	(143,392)	—
Charge-off	—	—	306,005	—	—	906,665	—
Disposal	—	—	39,360	284	931	326,522	949
Interest income from impaired loans	—	—	—	—	—	34,894	—
Others	(61)	—	—	11,224	21,718	11,827	—

Ending balance	(97,734)	(118,112)	(133,398)	(1,242,267)	(1,014,758)	(717,946)	(89)

F-8
9

	For the year ended December 31, 2024
	Consumers			Corporates
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3	Credit impairment model
Beginning balance	(196,845)	(134,002)	(220,845)	(947,688)	(762,644)	(363,703)	(89)
Transfer to 12-month expected credit losses	(27,467)	25,983	1,484	(76,352)	75,186	1,166	—
Transfer to lifetime expected credit losses	14,659	(17,333)	2,674	60,633	(63,280)	2,647	—
Transfer to credit-impaired financial assets	7,714	18,054	(25,768)	128,228	162,162	(290,390)	—
Net provision of allowance for credit losses	(28,741)	(43,686)	(378,285)	(107,916)	(121,901)	(582,211)	(7,663)
Recovery	—	—	(61,554)	—	—	(36,318)	—
Charge-off	—	—	262,651	—	—	329,506	622
Disposal	1,442	2,032	75,603	23	6,675	297,533	837
Interest income from impaired loans	—	—	14,629	—	—	30,185	—
Others	908	637	49,286	(28,427)	4,156	(14,336)	(1,002)

Ending balance	(228,330)	(148,315)	(280,125)	(971,499)	(699,646)	(625,921)	(7,295)

	For the year ended December 31, 2024
	Credit card accounts			Total
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3	Credit impairment model
Beginning balance	(97,734)	(118,112)	(133,398)	(1,242,267)	(1,014,758)	(717,946)	(89)
Transfer to 12-month expected credit losses	(30,968)	30,740	228	(134,787)	131,909	2,878	—
Transfer to lifetime expected credit losses	8,951	(9,609)	658	84,243	(90,222)	5,979	—
Transfer to credit-impaired financial assets	1,196	2,400	(3,596)	137,138	182,616	(319,754)	—
Net provision of allowance for credit losses	(4,742)	(20,449)	(379,984)	(141,399)	(186,036)	(1,340,480)	(7,663)
Recovery	—	—	(24,021)	—	—	(121,893)	—
Charge-off	—	—	290,321	—	—	882,478	622
Disposal	—	—	91,625	1,465	8,707	464,761	837
Interest income from impaired loans	—	—	—	—	—	44,814	—
Others	—	—	—	(27,519)	4,793	34,950	(1,002)

Ending balance	(123,297)	(115,030)	(158,167)	(1,323,126)	(962,991)	(1,064,213)	(7,295)

F-
90

(7) Changes in the gross carrying amount of loans are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2022
	Consumers			Corporates
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3	Credit impairment model
Beginning balance	135,139,685	13,500,783	499,969	170,795,255	8,458,279	541,732	—
Transfer to 12-month expected credit losses	4,651,157	(4,637,460)	(13,697)	1,784,684	(1,768,655)	(16,029)	—
Transfer to lifetime expected credit losses	(6,284,951)	6,303,526	(18,575)	(3,773,713)	3,792,473	(18,760)	—
Transfer to credit-impaired financial assets	(157,808)	(102,097)	259,905	(242,421)	(123,225)	365,646	—
Charge-off	—	—	(161,850)	—	—	(140,744)	—
Disposal	—	(259)	(57,052)	(48,472)	(391)	(134,732)	—
Net increase(decrease)	(2,077,449)	(1,046,885)	47,727	11,005,551	(873,200)	28,198	313,717
Changes due to business combinations	57,743	2,974	7,630	31,551	1,016	687	—

Ending balance	131,328,377	14,020,582	564,057	179,552,435	9,486,297	625,998	313,717

	For the year ended December 31, 2022
	Credit card accounts			Total
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3	Credit impairment model
Beginning balance	8,239,303	1,395,139	116,075	314,174,243	23,354,201	1,157,776	—
Transfer to 12-month expected credit losses	542,021	(541,913)	(108)	6,977,862	(6,948,028)	(29,834)	—
Transfer to lifetime expected credit losses	(403,398)	403,598	(200)	(10,462,062)	10,499,597	(37,535)	—
Transfer to credit-impaired financial assets	(31,780)	(21,244)	53,024	(432,009)	(246,566)	678,575	—
Charge-off	—	—	(220,280)	—	—	(522,874)	—
Disposal	—	—	(17,082)	(48,472)	(650)	(208,866)	—
Net increase(decrease)	769,314	(169,200)	247,981	9,697,416	(2,089,285)	323,906	313,717
Changes due to business combinations	—	—	—	89,294	3,990	8,317	—

Ending balance	9,115,460	1,066,380	179,410	319,996,272	24,573,259	1,369,465	313,717

	For the year ended December 31, 2023
	Consumers			Corporates
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3	Credit impairment model
Beginning balance	131,328,377	14,020,582	564,057	179,552,435	9,486,297	625,998	313,717
Transfer to 12-month expected credit losses	4,038,074	(4,024,039)	(14,035)	2,214,045	(2,209,035)	(5,010)	—
Transfer to lifetime expected credit losses	(6,406,254)	6,422,979	(16,725)	(4,944,087)	4,971,596	(27,509)	—
Transfer to credit-impaired financial assets	(263,965)	(173,536)	437,501	(582,131)	(242,382)	824,513	—
Charge-off	—	—	(301,995)	—	—	(298,665)	—
Disposal	(63)	(491)	(218,965)	(18,149)	(719)	(404,876)	(152,024)
Net increase(decrease)	4,115,668	(1,531,099)	192,248	12,389,915	(1,384,370)	142,393	606,794
Changes due to business combinations	1,144	—	—	—	—	—	—

Ending balance	132,812,981	14,714,396	642,086	188,612,028	10,621,387	856,844	768,487

F-9
1

	For the year ended December 31, 2023
	Credit card accounts			Total
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3	Credit impairment model
Beginning balance	9,115,460	1,066,380	179,410	319,996,272	24,573,259	1,369,465	313,717
Transfer to 12-month expected credit losses	343,929	(343,765)	(164)	6,596,048	(6,576,839)	(19,209)	—
Transfer to lifetime expected credit losses	(411,467)	412,222	(755)	(11,761,808)	11,806,797	(44,989)	—
Transfer to credit-impaired financial assets	(40,236)	(20,039)	60,275	(886,332)	(435,957)	1,322,289	—
Charge-off	—	—	(306,005)	—	—	(906,665)	—
Disposal	—	—	(73,107)	(18,212)	(1,210)	(696,948)	(152,024)
Net increase(decrease)	2,279,382	(131,187)	393,697	18,784,965	(3,046,656)	728,338	606,794
Changes due to business combinations	—	—	—	1,144	—	—	—

Ending balance	11,287,068	983,611	253,351	332,712,077	26,319,394	1,752,281	768,487

	For the year ended December 31, 2024
	Consumers			Corporates
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3	Credit impairment model
Beginning balance	132,812,981	14,714,396	642,086	188,612,028	10,621,387	856,844	768,487
Transfer to 12-month expected credit losses	4,575,673	(4,560,653)	(15,020)	2,276,379	(2,273,396)	(2,983)	—
Transfer to lifetime expected credit losses	(6,411,510)	6,439,154	(27,644)	(5,689,553)	5,698,302	(8,749)	—
Transfer to credit-impaired financial assets	(301,556)	(236,753)	538,309	(904,171)	(752,177)	1,656,348	—
Charge-off	—	—	(262,651)	—	—	(329,506)	(622)
Disposal	(43,168)	(45,410)	(329,255)	(134)	(72,244)	(951,160)	(351,530)
Net increase(decrease)	10,371,126	(1,246,832)	236,043	21,730,474	(1,796,231)	271,022	730,812

Ending balance	141,003,546	15,063,902	781,868	206,025,023	11,425,641	1,491,816	1,147,147

	For the year ended December 31, 2024
	Credit card accounts			Total
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3	Credit impairment model
Beginning balance	11,287,068	983,611	253,351	332,712,077	26,319,394	1,752,281	768,487
Transfer to 12-month expected credit losses	336,985	(336,651)	(334)	7,189,037	(7,170,700)	(18,337)	—
Transfer to lifetime expected credit losses	(539,512)	540,471	(959)	(12,640,575)	12,677,927	(37,352)	—
Transfer to credit-impaired financial assets	(57,937)	(21,408)	79,345	(1,263,664)	(1,010,338)	2,274,002	—
Charge-off	—	—	(290,321)	—	—	(882,478)	(622)
Disposal	—	—	(147,812)	(43,302)	(117,654)	(1,428,227)	(351,530)
Net increase(decrease)	145,281	(129,905)	386,703	32,246,881	(3,172,968)	893,768	730,812

Ending balance	11,171,885	1,036,118	279,973	358,200,454	27,525,661	2,553,657	1,147,147

F-9
2

(8) Details of other financial assets are as follows (Unit: Korean Won in millions):

	December 31, 2023	December 31, 2024
Cash Management Account asset (CMA asset)	91,000	120,000
Receivables	9,061,936	6,411,884
Accrued income	1,972,330	1,779,310
Telex and telephone subscription rights and refundable deposits	793,510	778,986
Domestic exchange settlement debit	446,570	441,992
Other assets	411,330	452,760
Allowance for credit losses	(156,280)	(213,014)

Total	12,620,396	9,771,918

(9) Changes in the allowances for credit losses on other financial assets are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2022
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(3,675)	(5,580)	(57,526)	(66,781)
Transfer to 12-month expected credit losses	(261)	246	15	—
Transfer to lifetime expected credit losses	209	(225)	16	—
Transfer to credit-impaired financial assets	981	1,134	(2,115)	—
Net reversal (provision) of loss allowance	(1,749)	(4,707)	(6,329)	(12,785)
Charge-off	—	—	2,223	2,223
Disposal	—	—	751	751
Others	317	(1)	(62,904)	(62,588)

Ending balance	(4,178)	(9,133)	(125,869)	(139,180)

	For the year ended December 31, 2023
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(4,178)	(9,133)	(125,869)	(139,180)
Transfer to 12-month expected credit losses	(388)	285	103	—
Transfer to lifetime expected credit losses	223	(246)	23	—
Transfer to credit-impaired financial assets	50	266	(316)	—
Net reversal (provision) of loss allowance	(3,141)	(8,235)	(10,829)	(22,205)
Charge-off	—	—	4,341	4,341
Disposal	—	—	2,597	2,597
Others	(1,585)	1	(249)	(1,833)

Ending balance	(9,019)	(17,062)	(130,199)	(156,280)

F-9
3

	For the year ended December 31, 2024
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(9,019)	(17,062)	(130,199)	(156,280)
Transfer to 12-month expected credit losses	(557)	493	64	—
Transfer to lifetime expected credit losses	372	(429)	57	—
Transfer to credit-impaired financial assets	1,202	5,355	(6,557)	—
Net reversal (provision) of loss allowance	(7,662)	(10,372)	(31,336)	(49,370)
Charge-off	1,224	—	5,275	6,499
Disposal	—	4	2,538	2,542
Others	(6,494)	(9)	(9,902)	(16,405)

Ending balance	(20,934)	(22,020)	(170,060)	(213,014)

(10) Changes in the gross carrying amount of other financial assets are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2022
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	9,004,539	106,597	174,868	9,286,004
Transfer to 12-month expected credit losses	9,765	(9,749)	(16)	—
Transfer to lifetime expected credit losses	(38,248)	38,265	(17)	—
Transfer to credit-impaired financial assets	(1,484)	(2,824)	4,308	—
Charge-off	—	—	24	24
Disposal	(5)	—	(917)	(922)
Net increase (decrease)	(88,214)	(110,835)	(99,748)	(298,797)
Changes due to business combinations	368	—	—	368

Ending balance	8,886,721	21,454	78,502	8,986,677

	For the year ended December 31, 2023
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	8,886,721	21,454	78,502	8,986,677
Transfer to 12-month expected credit losses	14,252	(14,143)	(109)	—
Transfer to lifetime expected credit losses	(30,528)	30,559	(31)	—
Transfer to credit-impaired financial assets	(7,299)	(1,498)	8,797	—
Charge-off	—	—	(4,341)	(4,341)
Disposal	—	—	(3,318)	(3,318)
Net increase (decrease)	3,634,239	75,526	74,653	3,784,418
Changes due to business combinations	13,240	—	—	13,240

Ending balance	12,510,625	111,898	154,153	12,776,676

	For the year ended December 31, 2024
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	12,510,625	111,898	154,153	12,776,676
Transfer to 12-month expected credit losses	22,084	(19,273)	(2,811)	—
Transfer to lifetime expected credit losses	(38,819)	38,881	(62)	—
Transfer to credit-impaired financial assets	(12,265)	(15,695)	27,960	—
Charge-off	(1,224)	—	(5,275)	(6,499)
Disposal	—	(7)	(3,034)	(3,041)
Net increase (decrease)	(3,048,051)	(16,550)	279,298	(2,785,303)
Changes due to business combinations	3,099	—	—	3,099

Ending balance	9,435,449	99,254	450,229	9,984,932

F-9
4

11. FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

(1)	The fair value hierarchy
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

F-9
5

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

F-9
6

	December 31, 2024
	Level 1 (*)	Level 2 (*)	Level 3	Total
Financial assets:
Financial assets at FVTPL
Deposits	73,951	—	—	73,951
Debt securities	4,304,048	2,489,883	7,357	6,801,288
Equity securities	22,414	—	398,899	421,313
Capital contributions	—	4,185	2,853,513	2,857,698
Beneficiary certificates	156,898	2,301,044	2,105,160	4,563,102
Loans	—	69,401	34,776	104,177
Derivative assets	—	10,093,344	1,188	10,094,532
Other financial assets in foreign currency	—	—	48,345	48,345
Others	—	—	238,266	238,266

Sub-total	4,557,311	14,957,857	5,687,504	25,202,672

Financial assets at FVTOCI
Debt securities	14,117,592	28,805,079	—	42,922,671
Equity securities	315,640	—	559,434	875,074

Sub-total	14,433,232	28,805,079	559,434	43,797,745

Derivative assets (designated for hedging)	—	175,191	—	175,191

Total	18,990,543	43,938,127	6,246,938	69,175,608

Financial liabilities:
Financial liabilities at FVTPL
Deposits due to customers	74,205	—	—	74,205
Derivative liabilities	—	9,090,696	1,402	9,092,098
Securities sold	182,478	—	—	182,478

Sub-total	256,683	9,090,696	1,402	9,348,781

Financial instruments designated to be measured at FVTPL
Deposits due to customers	—	547,816	—	547,816
Derivative liabilities (designated for hedging)	—	102,815	—	102,815

Total	256,683	9,741,327	1,402	9,999,412

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
Financial instruments are measured at fair value using a quoted market price in active markets. If there is no active market for a financial instrument, the Group determines the fair value using valuation methods. Valuation methods and input variables for each type of financial instruments are as follows:

F-9
7

1) Valuation methods and input variables for each type of financial instrument classified into level 2 in December 31, 2023 and 2024 are as follows:

	Valuation methods	Input variables
Debt securities	Fair value is measured by discounting the future cash flows of debt securities applying the risk-free market rate with credit spread or applying the market interest rate applied to entities with similar creditworthiness to the issuer of debt securities.	Risk-free market rate, credit spread

Equity securities, capital contributions and beneficiary certificates	Fair value is measured by using the net asset value method, FCFE(Free Cash Flow to Equity Mode), Comparable Company Analysis, Dividend Discount Model, Risk-adjusted Rate of Return Method, LSMC(Least-Squares Monte Carlo), and Hull-White model.	Values of underlying assets such as bond, risk-free market rate, market risk premium, corporate Beta, discount rate originated from credit grade, volatility of stocks , volatility of interest rate

Derivatives	Fair value is measured by models such as option model.	Discount rate, volatility, exchange rate, stock prices, fair value originated from forward price etc.

Loans	The future cash flows of debt instruments are measured at a discount by applying the market interest rate applied to entities with similar creditworthiness to the debtor.	Risk-free market rate and credit spread

Deposits due to customers	Fair value is measured by Hull-White model.	Swaption Volume etc.
2) Valuation methods and input variables for each type of financial instrument classified into level 3 in December 31, 2023 and 2024 are as follows:

	Valuation methods	Input variables
Loans	Fair value is measured by using the DCF model (Discounted Cash Flow Model) and risk-adjusted discount rate method (Tsiveriotis-Fernandes).	Discount rate, volatility of stock, risk-free market rate, credit spread

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

Derivatives	Fair value is measured by models such as option model.	Correlation coefficient, stock price, volatility etc.

Others	The fair value of the underlying asset, after calculating the fair value using the DCF model, etc., considering the price and volatility of the calculated underlying asset, is calculated using the binomial tree, which is commonly used valuation techniques in the market.	Stock price, volatility of underlying assets, etc.

F-9
8

Valuation methods of financial assets and liabilities measured at fair value and classified into Level 3 and significant but unobservable inputs are as follows:

December 31, 2023
	Fair value measurement technique	Type	Significant unobservable inputs	Range(%)	Impact of changes in significant unobservable inputs on fair value measurement
Loans	DCF model and others		Discount rate	4.05%~6.58%	Fair value increases as discount rate decreases.
	LSMC(Hull-White)		Volatility of stock	0.19%~0.24%	Fair value increases as volatility of stock increases.
			Volatility of interest rate	0.47%~0.91%	Fair value increases as volatility of interest rate increases.
			Discount rate	13.78%~21.92%	Fair value increases as discount rate decreases.
Derivative assets	Option valuation model and others	Equity related	Correlation coefficient	0.32~0.68	Variation of fair value increases as correlation coefficient increases.
Derivative liabilities	Option valuation model and others	Equity related	Correlation coefficient	0.32~0.68	Variation of fair value increases as correlation coefficient increases.
Equity securities, capital contributions, and beneficiary certificates	Binomial Tree		Discount rate	3.58%	Fair value increases as discount rate decreases.
			Stock prices, Volatility of underlying asset, Volatility of stocks	27.34%~76.22%	Variation of fair value increases as volatility of underlying asset and stock price increases.
	Risk-adjusted discount rate method (Tsiveriotis-Fernandes)		Discount rate	6.98%	Fair value increases as discount rate decreases.
			Volatility of stock	34.60%	Variation of fair value increases as volatility of stock increases.
	DCF model and others		Discount rate	5.08%~19.90%	Fair value increases as discount rate decreases.
			Terminal growth rate	0.00%, 1.00%	Fair value increases as terminal growth rate increases.
			Liquidation value	-1.00%~1.00%	Fair value increases as liquidation value increases.
	LSMC(Hull-White)		Discount rate	5.06%~6.86%	Fair value increases as discount rate decreases.
Others	Binomial Tree		Stock prices, Volatility of underlying asset	15.48%~76.22%	Variation of fair value increases as volatility of underlying asset and stock price increases.
			Discount rate	10.42%	Fair value increases as discount rate decreases.
			Growth rate	0.00%	Fair value increases as terminal growth rate increases

F-9
9

December 31, 2024
	Fair value measurement technique	Type	Significant unobservable inputs	Range	Impact of changes in significant unobservable inputs on fair value measurement
Debt securities	LSMC(Hull-White)		Volatility	28.09%~88.35%	Variation of fair value increases as volatility increases.
Loans	DCF model		Discount rate	4.17%~5.98%	Fair value increases as discount rate decreases.
Derivatives	Option valuation model and others	Equity related	Correlation coefficient	0.29~0.65	Variation of fair value increases as correlation coefficient increases.
			Stock prices, Volatility of underlying asset	25.71%	Variation of fair value increases as volatility and stock price increases.
			Discount rate	3.94%~19.62%	Fair value increases as discount rate decreases.
			Terminal growth rate	0.00%	Fair value increases as terminal growth rate increases.
Equity securities, capital contributions, and beneficiary certificates	Binomial Tree		Stock prices, Volatility of underlying asset	18.76%~36.37%	Variation of fair value increases as volatility of underlying asset and stock price increases.
	DCF model and others		Discount rate	4.76%~19.84%	Fair value increases as discount rate decreases.
			Terminal growth rate	0.00%~1.00%	Fair value increases as terminal growth rate increases.
			Liquidation value	-1.00%~1.00%	Fair value increases as liquidation value increases.
	LMSC(Hull-White)		Volatility of stock	29.30%	Variation of fair value increases as volatility increases.
			Discount rate	6.45%~15.56%	Fair value increases as discount rate decreases.
Others	Binomial Tree		Stock prices, Volatility of underlying asset	18.36%~36.90%	Variation of fair value increases as volatility of underlying asset and stock price increases.
Fair value of financial assets and liabilities classified into Level 3 is measured by the Group using its own valuation methods or using external specialists. Unobservable inputs used in the fair value measurements are produced by the internal system of the Group and the appropriateness of inputs is reviewed regularly.

F-
100

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
1

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

(*2)	The Group recognizes transfers among levels at the end of reporting period in which events have occurred or conditions have changed.

F-10
2

	December 31, 2024
	Beginning balance	Net income (loss) (*1)	Other comprehensive income	Purchases/ issuances	Disposals / settlements	Transfer to or out of Level 3 (*2)	Ending balance
Financial assets:
Financial assets at FVTPL
Debt securities	4,230	727	—	5,000	(2,600)	—	7,357
Equity securities	353,279	(3,909)	—	72,230	(24,648)	1,947	398,899
Capital contributions	2,459,646	89,418	—	565,396	(254,369)	(6,578)	2,853,513
Beneficiary certificates	1,705,965	58,640	—	403,439	(62,632)	(252)	2,105,160
Loans	56,002	754	—	326,516	(348,496)	—	34,776
Derivative assets	129,138	(1,169)	—	327	(127,108)	—	1,188
Other foreign currency financial assets	42,408	5,937	—	—	—	—	48,345
Others	183,274	13,336	—	58,813	(17,157)	—	238,266

Sub-total	4,933,942	163,734	—	1,431,721	(837,010)	(4,883)	5,687,504

Financial assets at FVTOCI
Equity securities	548,164	—	10,920	2,841	(5,954)	3,463	559,434
Loans	—	—	—	202,916	(202,916)	—	—

Sub-total	548,164	—	10,920	205,757	(208,870)	3,463	559,434

Total	5,482,106	163,734	10,920	1,637,478	(1,045,880)	(1,420)	6,246,938

Financial liabilities:
Financial liabilities at FVTPL
Derivative liabilities	1,994	1,115	—	—	(1,707)	—	1,402

Total	1,994	1,115	—	—	(1,707)	—	1,402

(*1)
For financial liabilities, positive numbers represent losses that increase balance and negative numbers represent gains that decrease balance. The gain amounting to 204,822 million Won for the year ended December 31, 2024, which is from financial assets and liabilities that the Group holds as at the end of the year.

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
Meanwhile, among the financial instruments that are classified as Level 3 amounting to

4,695,688 million Won,
 5,484,098 million Won and 6,248,340 million Won as of December 31,
2022,
2023 and 2024 respectively, equity instruments of
3,196,703 million Won,
4,704,747 million Won and 5,655,401 million Won whose carrying amount is considered to represent the reasonable approximation of fair value are excluded from the sensitivity analysis.

F-10
3

The sensitivity on fluctuation of input variables by financial instruments as of Dece mber 31,
2022, 2023 and 2024 is as follows (Unit: Korean Won in millions):

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

F-10
4

	December 31, 2023
	Net income (loss)		Other comprehensive income (loss)
	Favorable	Unfavorable	Favorable	Unfavorable
Financial assets:
Financial assets at FVTPL
Derivative assets (*1)	88	(95)	—	—
Loans (*2)	202	(199)	—	—
Debt securities (*3)	21	(22)	—	—
Equity securities (*2)(*3)	11,562	(8,953)	—	—
Beneficiary certificates (*4)	722	(722)	—	—
Others (*2)	4,098	(3,921)	—	—
Financial assets at FVTOCI
Equity securities (*3)(*4)	—	—	28,020	(22,302)

Total	16,693	(13,912)	28,020	(22,302)

Financial liabilities:
Financial liabilities at FVTPL
Derivative liabilities (*1)	10	(7)	—	—

Total	10	(7)	—	—

(*1)	Fair value changes of equity related derivatives assets and liabilities are calculated by increasing or decreasing correlation, which are major unobservable variables, by 10%, respectively.
(*2)
Fair value changes of equity securities are calculated by increasing or decreasing stock prices (-10%~10%) and volatility (-10%p~10%p). The stock prices and volatility are major unobservable variables.

(*3)
Fair value
changes of equity securities
are calculated by
increasing or decreasing
growth rate (-1%p~1%p) and discount rate (-1%p~1%p) or liquidation value (-1%p~1%p). The growth rate, discount rate, and liquidation
value are major unobservable variables.

(*4)
Even if the sensitivity analysis of the capital contributions and beneficiary certificates is not possible in practice, fair value changes of beneficiary certificates and other securities whose major unobservable variables are composed of the real estate are calculated by increasing or decreasing price fluctuation rate of real estate which is underlying assets and discount rate by 1%.

F-10
5

	December 31, 2024
	Net income (loss)		Other comprehensive income (loss)
	Favorable	Unfavorable	Favorable	Unfavorable
Financial assets:
Financial assets at F VT PL
Derivative assets (*1)	50	(51)	—	—
Loans (*2)	155	(152)	—	—
Debt securities (*3)	469	(435)	—	—
Equity securities (*2)(*4)(*5)	19,824	(14,380)	—	—
Beneficiary certificates (*6)	706	(705)	—	—
Others (*4)(*6)	2,554	(2,402)	—	—
Financial assets at FVTOCI
Equity securities (*5)(*6)(*7)	—	—	47,087	(32,879)

Total	23,758	(18,125)	47,087	(32,879)

Financial liabilities:
Financial liabilities at FVTPL
Derivative liabilities (*1)	—	—	—	—

Total	—	—	—	—

(*1)
Fair value changes of equity related derivatives assets and liabilities are calculated by increasing or decreasing correlation or volatility, which are major unobservable variables, by 10% each, respectively.

(*2)	Fair value changes are calculated by increasing or decreasing growth rate (0%~1%) and discount rate or liquidation value (-1%~1%), which are major unobservable variables.
(*3)	Fair value changes are calculated by increasing or decreasing stock price volatility by 10%, which are major unobservable variables.
(*4)	Fair value changes of equity securities are calculated by increasing or decreasing stock price (-10%~10%) and volatility (-10%p~10%p), which are major unobservable variables.
(*5)
Fair value changes of equity securities are calculated by increasing or decreasing growth rate (-1%p~1%p) and discount rate (-1%p~1%p) or liquidation value (-1%p~1%p), which are major unobservable variables.

(*6)
Even if the sensitivity analysis of the capital contributions and beneficiary certificates among equity securities is not possible in practice, fair value changes of beneficiary certificates and other securities whose major unobservable variables are composed of the real estate are calculated by increasing or decreasing price fluctuation rate of real estate which are underlying assets and discount rate by 1%p.

(*7)	Fair value changes of equity securities are calculated by increasing or decreasing correlation between growth rate and discount rate, which are unobservab le varia bles.
(5) Fair v
a
lue and carrying amount of financial assets and liabilities that are recorded at amortized cost are as follows (Unit: Korean Won in millions):

	December 31, 2023
	Fair value				Carrying amount
	Level 1	Level 2	Level 3	Total
Financial assets:
Securities at amortized cost	2,361,627	21,303,099	—	23,664,726	23,996,172
Loans and other financial assets at amortized cost	—	9,905,518	364,211,207	374,116,725	373,148,148
Financial liabilities:
Deposits due to customers	—	360,186,521	—	360,186,521	357,784,297
Borrowings	—	31,065,237	87,342	31,152,579	30,986,746
Debentures	—	40,504,019	—	40,504,019	41,239,245
Other financial liabilities (*)	—	24,584,447	609,620	25,194,067	25,780,550

(*)	Lease liabilities are excluded as of December 31, 2023.

F-10
6

	December 31, 2024
	Fair value				Carrying amount
	Level 1	Level 2	Level 3	Total
Financial assets:
Securities at amortized cost	3,242,384	15,894,576	9,991	19,146,951	19,203,177
Loans and other financial assets at amortized cost	—	7,149,151	393,995,021	401,144,172	398,471,816
Financial liabilities:
Deposits due to customers	—	367,128,451	—	367,128,451	366,821,156
Borrowings	—	29,622,705	432,561	30,055,266	30,117,031
Debentures	—	48,273,103	—	48,273,103	48,207,103
Other financial liabilities (*)	—	30,201,229	809,007	31,010,236	31,786,960

(*)	Lease liabilities are excluded as of December 31, 2024.
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

F-10
7

(6) Financial instruments by category
Carrying amounts of financial assets and liabilities by each category are as follows (Unit: Korean Won in millions):

	December 31, 2023
Financial assets	Financial asset at FVTPL	Financial assets at FVTOCI	Financial assets at amortized cost	Derivatives assets (designated for hedging)	Total
Deposits	39,241	—	1,950,573	—	1,989,814
Securities	14,880,479	37,891,495	23,996,172	—	76,768,146
Loans	782,716	—	358,577,179	—	359,359,895
Derivative assets	5,798,329	—	—	26,708	5,825,037
Other financial assets	43,991	—	12,620,396	—	12,664,387

Total	21,544,756	37,891,495	397,144,320	26,708	456,607,279

	December 31, 2023
Financial liabilities	Financial liabilities at FVTPL	Financial liabilities at amortized cost	Derivatives liabilities (designated for hedging)	Total
Deposits due to customers	39,524	357,784,297	—	357,823,821
Borrowings	155,765	30,986,746	—	31,142,511
Debentures	—	41,239,245	—	41,239,245
Derivative liabilities	5,943,024	—	153,007	6,096,031
Other financial liabilities (*)	—	25,780,550	—	25,780,550

Total	6,138,313	455,790,838	153,007	462,082,158

(*)	Lease liabilities are excluded as of December 31, 2023.

	December 31, 2024
Financial assets	Financial asset at FVTPL	Financial assets at FVTOCI	Financial assets at amortized cost	Derivatives assets (designated for hedging)	Total
Deposits	73,951	—	2,630,604	—	2,704,555
Securities	14,879,996	43,797,745	19,203,177	—	77,880,918
Loans	104,177	—	386,069,294	—	386,173,471
Derivative assets	10,094,532	—	—	175,191	10,269,723
Other financial assets	50,016	—	9,771,918	—	9,821,934

Total	25,202,672	43,797,745	417,674,993	175,191	486,850,601

F-10
8

	December 31, 2024
Financial liabilities	Financial liabilities at FVTPL	Financial liabilities designated to be measured at FVTPL	Financial liabilities at amortized cost	Derivatives liabilities (designated for hedging)	Total
Deposits due to customers	74,205	547,816	366,821,156	—	367,443,177
Borrowings	182,478	—	30,117,031	—	30,299,509
Debentures	—	—	48,207,103	—	48,207,103
Derivative liabilities	9,092,098	—	—	102,815	9,194,913
Other financial liabilities (*)	—	—	31,786,960	—	31,786,960

Total	9,348,781	547,816	476,932,250	102,815	486,931,662

(*)	Lease liabilities are excluded as of December 31, 2024.
(7) Income or expense from financial instruments by category
Income or expense from financial assets and liabilities by each category during the years ended December 31, 2022, 2023 and 2024 are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2022
	Interest Income (expense)	Fees and Commissions Income (expense)	Reversal (provision) of credit loss	Gain or loss on transactions and valuation	Dividends, etc.	Total
Financial assets at FVTPL	106,698	(134)	—	238,502	136,136	481,202
Financial assets at FVTOCI	632,615	1,606	827	(21,498)	23,846	637,396
Securities at amortized cost	515,246	—	(3,151)	—	—	512,095
Loans and other financial assets at amortized cost	13,399,990	600,902	(881,668)	74,204	—	13,193,428
Financial liabilities at amortized cost	(5,950,277)	2,094	—	—	—	(5,948,183)
Net derivatives (designated for hedging)	—	—	—	78,822	—	78,822

Total	8,704,272	604,468	(883,992)	370,030	159,982	8,954,760

	For the year ended December 31, 2023
	Interest Income (expense)	Fees and Commissions Income (expense)	Reversal (provision) of credit loss	Gain or loss on transactions and valuation	Dividends, etc.	Total
Financial assets at FVTPL	192,094	514	—	488,486	222,357	903,451
Financial assets at FVTOCI	999,407	1,621	(16,542)	(37,641)	17,936	964,781
Securities at amortized cost	782,513	—	(5,549)	—	—	776,964
Loans and other financial assets at amortized cost	18,667,540	578,387	(1,839,987)	203,942	—	17,609,882
Financial liabilities at amortized cost	(11,887,127)	1,247	—	—	—	(11,885,880)
Net derivatives (designated for hedging)	—	—	—	15,678	—	15,678

Total	8,754,427	581,769	(1,862,078)	670,465	240,293	8,384,876

F-10
9

	For the year ended December 31, 2024
	Interest income (expense)	Fees and commissions income (expense)	Reversal (provision) of credit loss	Gain or loss on transactions and valuation	Dividends, etc.	Total
Financial instruments at FVTPL	236,793	1,174	—	1,512,430	291,123	2,041,520
Financial instruments designated to be measured at FVTPL (*)	—	—	—	(19,647)	—	(19,647)
Financial assets at FVTOCI	1,281,642	951	(8,868)	96,620	19,197	1,389,542
Securities at amortized cost	643,056	—	3,287	—	—	646,343
Loans and other financial assets at amortized cost	19,851,850	566,911	(1,715,074)	286,885	—	18,990,572
Financial liabilities at amortized cost	(13,108,310)	56	—	—	—	(13,108,254)
Net derivatives (designated for hedging)	—	—	—	128,646	—	128,646

Total	8,905,031	569,092	(1,720,655)	2,004,934	310,320	10,068,722

(*)	The amounts recognized in other comprehensive income related to financial liabilities designated to be measured at FVTPL are 1,831 million Won during the year ended December 31, 2024.

12.	DERECOGNITION AND OFFSET OF FINANCIAL INSTRUMENTS
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

		December 31, 2023	December 31, 2024
Assets transferred	Financial assets at FVTPL	238,461	1,271,304
	Financial assets at FVTOCI	556,583	248,394
	Securities at amortized cost	48,368	41,442

	Total	843,412	1,561,140

Related liabilities	Bonds sold under repurchase agreements	757,691	1,530,767

2) Securities loaned
When the Group loans its securities to outside parties, the legal ownerships of the securities are transferred; however, they are contractually obligated to be returned at the end of lending period. Therefore, the Group does not derecognize them from the consolidated financial statements as it maintains the majority of risks and benefits from the securities continuously, regardless of the transfer of legal ownership. The carrying amount of the securities loaned are as follows (Unit: Korean Won in millions):

		December 31, 2023	December 31, 2024	Loaned to
Financial assets at FVTPL	Korean treasury and government bonds, etc.	625,398	12,361	The Korea Securities Finance Corporation
Financial assets at FVTOCI	Korean treasury and government bonds, etc.	592,218	—	Korea Securities Depository and others

F-1
10

3) Liquidity of financial assets
As of December 31, 2023 and 2024, the consolidated structured companies issued asset-backed securities with loans and corporate bonds held by the Group as liquid assets, and the Group bears the related risks through the purchase agreements or credit contributions. The transaction details of these transfers of financial instruments are as follows (Unit: Korean Won in millions):

		December 31, 2023	December 31, 2024
		Carrying amount (*)	Carrying amount (*)
Assets transferred	Loans at amortized cost	5,098,217	5,205,022
Related liabilities	Asset-backed borrowings	2,434,900	2,153,730
	Asset-backed bonds	1,487,895	1,830,672

(*)	The carrying amount is the amount before the allowance for bad debts.
On the other hand, the details of transferred financial assets that have not been removed, such as bonds sold under the repurchase agreement and loan securities, are also described in Note 18. The Group does not have transferred financial instruments that are continuously involved.
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
The Group has entered into a sale and repurchase agreement and accounted it as a collateralized borrowing. The Group has also entered into a purchase and resale agreement and accounted it as a secured loans. The Group under the repurchase agreements has an offsetting right only upon the counterparty’s default, insolvency or bankruptcy; thus, the repurchase agreements are applied by the TBMA/ISMA Global Master Repurchase Agreement, which does not satisfy the offsetting criteria of IAS 32. The Group disclosed bonds sold under repurchase agreements as borrowings and bonds purchased under resale agreements as loan at amortized cost and other financial assets. In securities lending transactions, offsetting agreements are similarly executed through analogous arrangements, and the amounts of borrowed securities presented in the consolidated financial statements as of December 31, 2023 and 2024, are 155,765 million Won and 182,478 million Won, respectively. These amounts may be offset against bonds provided as collateral.

F-11
1

As of December 31, 2023 and 2024, the financial instruments to be offset and may be covered by master netting agreements and similar agreements are as follows (Unit: Korean Won in millions):

	December 31, 2023
	Gross amounts of recognized financial assets	Gross amounts of recognized financial assets setoff	Net amounts of consolidated financial assets presented	Related amounts not setoff in the consolidated statement of financial position		Net amounts
				Netting agreements and others	Cash collateral received and others
Financial assets:
Derivative assets (*1)	5,200,277	—	5,200,277	11,328,147	424,466	1,089,011
Receivable spot exchange (*2)	7,641,347	—	7,641,347
Bonds purchased under resale agreements (*2)	3,256,392	—	3,256,392	3,256,392	—	—
Domestic exchange settlement debits (*2)(*5)	49,034,521	48,587,951	446,570	—	—	446,570

Total	65,132,537	48,587,951	16,544,586	14,584,539	424,466	1,535,581

Financial liabilities:
Derivative liabilities (*1)	5,126,697	—	5,126,697	11,425,925	139,143	1,203,575
Payable spot exchange (*3)	7,641,946	—	7,641,946
Bonds sold under repurchase agreements (*4)	1,119,991	—	1,119,991	1,119,991	—	—
Domestic exchange settlement credits (*3)(*5)	49,974,648	48,587,951	1,386,697	1,367,709	—	18,988

Total	63,863,282	48,587,951	15,275,331	13,913,625	139,143	1,222,563

(*1)	The items include derivative assets and liabilities held for trading and designated for hedging.
(*2)	The items are included in loan at amortized cost and other financial assets.
(*3)	The items are included in other financial liabilities.
(*4)	The items are included in borrowings.
(*5)	Certain financial assets and liabilities are presented as net amounts.

F-11
2

	December 31, 2024
	Gross amounts of recognized financial assets	Gross amounts of recognized financial assets setoff	Net amounts of consolidated financial assets presented	Related amounts not setoff in the consolidated statement of financial position		Net amounts
				Netting agreements and others	Cash collateral received and others
Financial assets:
Derivative assets (*1)	10,333,766	—	10,333,766	12,149,475	235,654	3,533,764
Receivable spot exchange (*2)	5,585,127	—	5,585,127
Bonds purchased under resale agreements (*2)	10,098,618	—	10,098,618	10,098,618	—	—
Uncollected domestic exchange settlement debits (*2)(*5)	33,375,126	32,933,133	441,993	—	—	441,993

Total	59,392,637	32,933,133	26,459,504	22,248,093	235,654	3,975,757

Financial liabilities:
Derivative liabilities (*1)	9,256,251	—	9,256,251	11,899,555	533,052	2,408,916
Payable spot exchange (*3)	5,585,272	—	5,585,272
Bonds sold under repurchase agreements (*4)	1,530,767	—	1,530,767	1,530,767	—	—
Unpaid domestic exchange settlement credits (*3)(*5)	40,525,606	32,933,133	7,592,473	7,590,328	—	2,145

Total	56,897,896	32,933,133	23,964,763	21,020,650	533,052	2,411,061

(*1)	The items include derivative assets and liabilities held for trading and designated for hedging.
(*2)	The items are included in loan at amortized cost and other financial assets.
(*3)	The items are included in other financial liabilities.
(*4)	The items are included in borrowings.
(*5)	Certain financial assets and liabilities are presented as net amounts.

F-11
3

13.	INVESTMENTS IN JOINT VENTURES AND ASSOCIATES

(1)	Investments in associates accounted for using the equity method of accounting are as follows:

		Percentage of ownership (%)
Joint ventures and associates	Main business	December 31, 2023	December 31, 2024	Location	Financial statements as of
Woori Bank
W Service Networks Co., Ltd. (*1)(*4)	Freight & staffing services	4.9	4.9	Korea	2024-11-30
Korea Credit Bureau Co., Ltd. (*2)	Credit information	9.9	9.9	Korea	2024-12-31
Korea Finance Security Co., Ltd. (*2) (*4)	Security service	15.0	15.0	Korea	2024-11-30
Wongwang Co., Ltd. (*3)	Wholesale and real estate	29.0	29.0	Korea	—
Sejin Construction Co., Ltd. (*3)	Construction	29.6	29.6	Korea	—
ARES-TECH Co., Ltd. (*3)	Electronic component manufacturing	23.4	23.4	Korea	—
Beomgyo.,Ltd. (*3)	Telecommunication equipment retail sales	23.1	23.1	Korea	—
NK Eng Co., Ltd. (*3)	Manufacturing	23.1	23.1	Korea	—
K BANK Co., Ltd. (*2)(*4)	Finance	12.6	12.0	Korea	2024-11-30
Partner One Value Up I Private Equity Fund	Other financial services	23.3	23.3	Korea	2024-12-31
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership	Other financial services	20.0	20.0	Korea	2024-12-31
Crevisse Raim Impact 1st Startup Venture Specialist Private Equity Fund	Other financial services	25.0	25.0	Korea	2024-12-31
LOTTE CARD Co., Ltd. (*4)	Credit card and installment financing	20.0	20.0	Korea	2024-09-30
Union Technology Finance Investment Association	Other financial services	29.7	29.7	Korea	2024-12-31
Dicustody Co., Ltd. (*2)(*7)	Other information technology and computer operation related services	1.0	—	Korea	—
Orient Shipyard Co., Ltd. (*3)(*4)	Manufacture of sections for ships	22.7	22.7	Korea	2024-09-30
Joongang Network Solution Co.,Ltd. (*3)(*7)	Other information technology and computer operation related services	25.3	—	Korea	—
Win Mortgage Co.,Ltd. (*1)(*4)	Other financial services	4.5	4.5	Korea	2024-09-30
Samsung Together Korea IPPF private securities investment trust 3 [Equity-FoFs]	Other financial services	100.0	100.0	Korea	2024-12-31
BTS 2nd Private Equity Fund	Other financial services	20.0	20.0	Korea	2024-12-31
STASSETS FUND III	Other financial services	28.3	28.3	Korea	2024-12-31
SF CREDIT PARTNERS, LLC (*2)	Other financial services	10.0	10.0	United States	2024-12-31
Dongwoo C & C Co., Ltd. (*3)	Construction	24.5	23.2	Korea	—
G2 Collection Co., Ltd. (*3)	Wholesale and retail sales	29.2	28.9	Korea	—
Woori Bank (*5)
Japanese Hotel Real Estate Private Equity Fund No.2	Other financial services	19.9	19.9	Korea	2024-12-31
Woori Seoul Beltway Private Special Asset Fund No.1	Trust and collective investment	25.0	25.0	Korea	2024-12-31
Woori General Private Securities Investment Trust(Bond) No.1 (*7)	Collective investment business	25.0	—	Korea	—
Woori Short-term Bond Securities Investment Trust(Bond) ClassC-F (*7)	Collective investment business	15.0	—	Korea	—
Woori Safe Plus General Type Private Investment Trust S-8(Bond) (*7)	Collective investment business	9.1	—	Korea	—
Woori General Private Securities Investment Trust(Bond) No.2 (*7)	Collective investment business	27.3	—	Korea	—
Woori Smart General Private Equity Investment Trust 1(Bond)	Collective investment business	28.6	28.6	Korea	2024-12-31

F-11
4

		Percentage of ownership (%)
Joint ventures and associates	Main business	December 31, 2023	December 31, 2024	Location	Financial statements as of
Woori General Private Securities Investment Trust(Bond) No.3 (*7)	Collective investment business	27.8	—	Korea	—
Woori Asset Global Partnership Fund No. 5	Collective investment business	57.7	57.7	Korea	2024-12-31
Woori Short Term Government and Special Bank Bond Active ETF (*7)	Collective investment business	20.8	—	Korea	—
Woori 25-09 Corporate Bond(AA- or higher) Active ETF (*7)	Collective investment business	29.3	—	Korea	—
Woori General Private Securities Investment Trust No. 5 (Bond) (*11)	Collective investment business	—	28.6	Korea	2024-12-31
Woori Big Satisfaction General Private Securities Investment Trust No. 3 (Bond) (*11)	Collective investment business	—	9.1	Korea	2024-12-31
Woori General Private Securities Investment Trust No. 6 (Bond) (*11)	Collective investment business	—	28.6	Korea	2024-12-31
Woori Big Satisfaction Corporation MMF No. 1 (Government Bond) (*7)(*11)	Collective investment business	—	—	Korea	—
Woori General Private Securities Investment Trust No. 7 (Bond) (*11)	Collective investment business	—	28.6	Korea	2024-12-31
Woori Smart General Private Equity Investment Trust No.1(bond) (*11)	Collective investment business	—	28.4	Korea	2024-12-31
Woori Future Energy Private Special Asset Investment Trust(General) No.1 (*11)	Collective investment business	—	16.0	Korea	2024-12-31
Woori Financial Capital Co., Ltd.
WOORI TAERIM 1st Fund	Other financial services	25.6	25.6	Korea	2024-12-31
Portone-Cape Fund No.1	Other financial services	20.0	20.0	Korea	2024-12-31
DeepDive WOORI 2021-1 Financial Investment Fund (*6)(*7)	Other financial services	11.9	—	Korea	—
Darwin Green Packaging Private Equity Fund	Other financial services	20.4	20.4	Korea	2024-12-31
Koreawide partners 2nd Private Equity Fund	Other financial services	26.7	26.7	Korea	2024-12-31
Woori Investment Securities Co., Ltd. (*5)
Woori FirstValue Private Real Estate Fund No.2	Real estate business	12.0	12.0	Korea	2024-12-31
Woori Real Infrastructure Blind General Type Private Placement Investment Trust (*7)	Investment trust and discretionary investment business	0.1	—	Korea	—
Woori Asset Management Co. Ltd.
Woori Together TDF 2025 (*11)	Collective investment business	—	24.7	Korea	2024-12-31
Woori Together TDF 2030	Collective investment business	28.0	22.2	Korea	2024-12-31
Woori Together OCIO Target Return Feeder fund (Balance Bond) (*7)	Collective investment business	20.4	—	Korea	—
Woori USD Treasury Target Return Bond FoF (*11)	Collective investment business	—	23.9	Korea	2024-12-31
Woori Together TDF 2035 (*11)	Collective investment business	—	22.5	Korea	2024-12-31
Woori Private Equity Asset Management Co., Ltd.
Australia Green Energy 1st PEF (*2)	Other financial services	4.0	4.0	Korea	2024-12-31
Aarden Woori Apparel 1st Private Equity Fund (*2)	Other financial services	0.5	0.5	Korea	2024-12-31
Woori Dyno 1st Private Equity Fund (*2)	Other financial services	19.6	19.6	Korea	2024-12-31
NH Woori Dino Co-Investment NO.2 Private Equity Fund (*2) (*11)	Other financial services	—	5.1	Korea	2024-12-31
Woori Financial F&I Co., Ltd.
KCLAVIS NPL Investment Trust NO 1-2 (*11)	Collective investment business	—	35.9	Korea	2024-12-31

F-11
5

		Percentage of ownership (%)
Joint ventures and associates	Main business	December 31, 2023	December 31, 2024	Location	Financial statements as of
Woori Venture Partners Co., Ltd.
KTB-KORUS FUND (*8)	Asset Management	37.5	37.5	Korea	2024-12-31
KTB China Platform Fund (*7)(*10)	Asset Management	18.7	—	Korea	—
KTBN Venture Fund No.7 (*7)(*9)	Asset Management	20.1	—	Korea	—
KTBN Venture Fund No.8 (*9)	Asset Management	21.7	21.7	Korea	2024-12-31
KTBN Digital Contents Korea Fund No.9 (*9)	Asset Management	30.0	30.0	Korea	2024-12-31
KTBN Media Contents Fund (*10)	Asset Management	15.0	15.0	Korea	2024-12-31
KTB China Synergy Fund (*10)	Asset Management	15.1	15.1	Korea	2024-12-31
NAVER-KTB Audio Contents Fund (*10)	Asset Management	1.0	1.0	Korea	2024-12-31
KTBN Venture Fund No.13 (*10)	Asset Management	19.6	19.6	Korea	2024-12-31
KTBN Future Contents Fund (*10)	Asset Management	13.3	13.3	Korea	2024-12-31
KTBN Venture Fund No.16 (*10)	Asset Management	10.3	10.3	Korea	2024-12-31
KTBN Venture Fund No.18 (*10)	Asset Management	10.1	10.1	Korea	2024-12-31
KB-KTB Technology Venture Fund (*10)	Asset Management	18.2	18.2	Korea	2024-12-31
Woori 2022 Scaleup Venture Fund	Asset Management	20.0	20.0	Korea	2024-12-31
Woori 2022 Start-up Venture Fund	Asset Management	30.1	30.1	Korea	2024-12-31
KTB-NHN China Private Equity Fund (*7)	Asset Management	33.3	—	Korea	—
KTBN GI Private Equity Fund (*10)	Asset Management	5.0	5.0	Korea	2024-12-31
Chirochem (*4)	Medical material Manufacturing	28.6	28.6	Korea	2023-12-31
Daishin Balance No.18 Special Purpose Acquisition Company (*7)(*11)	Other financial services	—	—	Korea	—
Japanese Hotel Real Estate Private Equity Fund 1
Godo Kaisha Oceanos 1 (*4)	Other financial services	47.8	47.8	Japan	2024-10-31
Woori Japan Private Placement Real Estate Master Investment Trust No.2
Woori Zip 1 (*7)	Other financial services	62.4	—	Japan	—
Woori Zip 2 (*7)	Other financial services	62.8	—	Japan	—
Woori bank and Woori card Co., Ltd. (*5)
SJCO Co., Ltd. (*3)	Aggregate transportation and wholesale	29.8	29.8	Korea	—
KG Fashion Co., Ltd. (*3)(*4)	Manufacturing	20.8	20.8	Korea	2024-11-30
Kyesan Engineering Co., Ltd. (*3)	Construction	23.3	23.3	Korea	—
Good Software Lap Co., Ltd. (*3)	Service	29.4	29.4	Korea	—
DAEA SNC Co., Ltd. (*3)	Wholesale and retail sales	25.5	25.5	Korea	—
PREXCO Co., Ltd. (*3)	Manufacturing	28.1	28.1	Korea	—
JiWon Plating Co., Ltd. (*3)	Plating	20.8	20.8	Korea	—
Youngdong Sea Food Co., Ltd. (*3)	Processed sea food manufacturing	24.5	24.5	Korea	—
KUM HWA Co., Ltd. (*3)	Telecommunication equipment retail sales	20.1	20.1	Korea	2024-12-31
Jinmyung Plus Co., Ltd. (*3)(*4)	Manufacturing	21.3	21.3	Korea	2024-09-30
Rea Company (*3)	Manufacturing	24.5	26.1	Korea	—
ARAM CMC Co.,Ltd. (*3)	Manufacturing	20.0	20.1	Korea	—
MARKET&FARM CO., LTD. (*3)(*11)	Wholesale and commodity brokerage	—	23.7	Korea	2024-12-31
SAMJI TEXTILE CO.,LTD. (*3)(*11)	Wholesale and commodity brokerage	—	29.8	Korea	—
Woori bank and Woori Financial Capital Co., Ltd. (*5)
JC Assurance No.2 Private Equity Fund	Other financial services	23.5	23.4	Korea	2024-12-31
Dream Company Growth no.1 PEF (*7)	Other financial services	27.8	—	Korea	—
HMS-Oriens 1st Fund	Other financial services	22.8	22.8	Korea	2024-12-31
Woori Senior Loan Private Placement Investment Trust No.1	Collective investment business	21.7	21.7	Korea	2024-12-31
Genesis Eco No.1 Private Equity Fund	Other financial services	29.0	29.0	Korea	2024-12-31

F-11
6

		Percentage of ownership (%)
Joint ventures and associates	Main business	December 31, 2023	December 31, 2024	Location	Financial statements as of
Paratus Woori Material Component Equipment joint venture company	Other financial services	29.9	29.9	Korea	2024-12-31
Midas No. 8 Private Equity Joint Venture Company	Other financial services	28.5	28.5	Korea	2024-12-31
Orchestra Private Equity Fund IV	Other financial services	28.2	28.2	Korea	2024-12-31
Synaptic Green No.1 PEF	Other financial services	21.1	21.1	Korea	2024-12-31
IGEN2022No. 1 Private Equity Fund	Other financial services	24.8	24.8	Korea	2024-12-31
PCC-Woori LP Secondary Fund	Other financial services	38.9	38.9	Korea	2024-12-31
Synaptic Future Growth Private Equity Fund 1	Other financial investment	23.8	23.8	Korea	2024-12-31
Woori Bank and Woori Asset Management Co. Ltd. (*5)
Woori BIG2 Plus Securities Investment Trust(Balanced Bond) (*7)	Collective investment business	14.1	—	Korea	—
Woorinara New Growth TOP 20 Securities Investment Trust No. 1 (Stocks) (*7)(*11)	Collective investment business	—	—	Korea	—
Woorinara Short-Term Bond Securities Investment Trust (Bond) (*7)(*11)	Collective investment business	—	—	Korea	—
Woori Investment Securities Co., Ltd. and Woori Asset Management Co., Ltd. (*5)
Woori Oncorp Corporate support of Major Industry General Type Private Investment Trust 2 (*11)	Collective investment business	—	2.3	Korea	2024-12-31
Woori Bank and Woori Private Equity Asset Management Co., Ltd. (*5)
Woori-Q Corporate Restructuring Private Equity Fund (*12)	Other financial services	32.4	34.6	Korea	2024-12-31
Woori Financial Capital Co., Ltd., Woori Private Equity Asset Management Co., Ltd. (*5)
NH Woori New deal Co-Investment No.1 Private Equity Fund (*11)	Other financial services	—	19.5	Korea	2024-12-31
Woori Venture Partners Co., Ltd., Woori Asset Management Corp. (*5)
Woori BIG SATISFACTION SHINJONG MMF 3RD (*11)	Collective investment business	—	2.3	Korea	2024-12-31
Woori Bank, Woori Financial Capital Co., Ltd., Woori Investment Securities Co., Ltd. and Woori Private Equity Asset Management Co., Ltd. (*5)
Woori-Shinyoung Growth-Cap Private Equity Fund I	Other financial services	35.0	35.0	Korea	2024-12-31
NH Woori Newdeal Growth Alpha Private Equity Fund 1	Other financial services	32.7	32.9	Korea	2024-12-31
Woori Bank, Woori card Co., Ltd., Woori Investment Securities Co., Ltd. and Woori Asset Management Corp. (*5)
Woori Real Estate Investment No. 1 Limited Liability Company (*11)	Collective investment business	—	19.9	Korea	2024-12-31

(*1)	Most of the significant business transactions of associates are with the Group as of December 31, 2023 and 2024.
(*2)	The Group can participate in decision-making body and exercise significant influence over financial policies and operational policies decision making of the associates.
(*3)	There is no investment balance as of December 31, 2023 and 2024.
(*4)
The equity method was applied using the most recent financial statements available from the settlement date because no financial statements were available at the end of the reporting period and the significant transactions or events that occurred between the end of the reporting period of the associate and the end of the reporting period of the subsidiary were duly reflected.

F-11
7

(*5)	Two or more subsidiaries may invest or operate to exert significant influence on the decision-making process for activities related to the investee.
(*6)	The Group can participate as a co-operator to exert significant influence.
(*7)	It was excluded from associates in current year.
(*8)	It has been liquidating as of December 31, 2024.
(*9)
In the event of liquidation, if the distribution payments made or to be made to the cooperative members are less than their contributions, an agreement has been made whereby the shortage will be covered, up to a certain amount within the investment, giving priority to specific shareholders over others.

(*10)	The Group classified it as an associate because it has significant influence as a general partner of the investment association.
(*11)	It was added to associates in current period.
(*12)	It was classified as an associate due to holding of voting rights according to the initial investment agreement ratio.

F-11
8

(2)	Changes in the carrying value of investments in associates accounted for using the equity method of accounting are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2022
	Acquisition cost	January 1, 2022	Share of profits(losses) and others	Acquisition	Disposal/ Reclassification	Dividends	Change in capital	December 31, 2022
W Service Networks Co., Ltd.	108	183	29	—	—	(4)	—	208
Korea Credit Bureau Co., Ltd.	3,313	9,423	(3,714)	—	—	—	—	5,709
Korea Finance Security Co., Ltd.	3,267	3,101	(727)	—	—	—	—	2,374
Woori Growth Partnerships New Technology Private Equity Fund	12,942	12,448	490	—	(2,049)	—	—	10,889
2016KIF-IMM Woori Bank Technology Venture Fund	7,594	12,630	(1,619)	—	(801)	(736)	—	9,474
K BANK Co., Ltd.	236,232	239,493	11,854	—	—	—	(3,558)	247,789
Woori Bank-Company K Korea Movie Asset Fund	—	345	71	—	—	(177)	—	239
Partner One Value Up I Private Equity Fund	5,039	6,576	(2,298)	—	—	—	—	4,278
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership	7,556	11,153	1,312	—	(2,180)	—	—	10,285
Crevisse Raim Impact 1st Startup Venture Specialist Private Equity Fund	4,355	4,254	1	100	—	—	—	4,355
LOTTE CARD Co.,Ltd.	346,810	458,295	58,400	—	—	(12,960)	10,396	514,131
Together-Korea Government Private Pool Private Securities Investment Trust No. 3	10,000	10,070	173	—	—	—	—	10,243
Genesis Environmental Energy Company 1st Private Equity Fund	—	4,126	(41)	—	(3,738)	(347)	—	—
Union Technology Finance Investment Association	14,637	12,388	187	2,250	(363)	—	—	14,462
Dicustody Co., Ltd.	1	1	—	—	—	—	—	1
Orient Shipyard Co., Ltd.	—	—	—	—	—	—	—	—
BTS 2nd Private Equity Fund	3,026	—	(145)	3,026	—	—	—	2,881
STASSETS FUND III	1,500	—	(270)	1,500	—	—	—	1,230
Japanese Hotel Real Estate Private Equity Fund No.2	3,174	3,196	194	—	—	(299)	(236)	2,855
Woori Seoul Beltway Private Special Asset Fund No.1	9,791	7,551	246	2,312	—	(235)	—	9,874
Woori Multi-Return Securities Investment Trust 3 (Balanced Bond)	—	10,023	—	—	(9,950)	(73)	—	—
Woori Short-term Bond Securities Investment Trust(Bond) ClassC-F	110,000	151,822	2,312	50,000	(90,137)	(1,972)	—	112,025
Woori Safe Plus General Type Private Investment Trust S-8(Bond)	10,000	—	230	10,000	—	(48)	—	10,182
WOORI TAERIM 1st Fund	1,100	991	(3)	—	—	—	—	988
Portone-Cape Fund No.1	340	489	(25)	—	—	—	—	464
KIWOOM WOORI Financial 1st Investment Fund	1,000	973	(20)	—	—	—	—	953
DeepDive WOORI 2021-1 Financial Investment Fund	900	993	(12)	—	(100)	(3)	—	878
Darwin Green Packaging Private Equity Fund	4,000	3,957	388	—	—	(400)	—	3,945
DS Power Semicon Private Equity Fund	3,000	—	245	3,000	—	(269)	—	2,976
Koreawide partners 2nd Private Equity Fund	20,000	—	—	20,000	—	—	—	20,000
Woori FirstValue Private Real Estate Fund No.2	9,000	763	(6)	—	(199)	—	—	558

F-11
9

	For the year ended December 31, 2022
	Acquisition cost	January 1, 2022	Share of profits(losses) and others	Acquisition	Disposal/ Reclassification	Dividends	Change in capital	December 31, 2022
WooriG Real Infrastructure Blind General Type Private Placement Investment Trust	100	100	2	—	—	—	—	102
Woori BIG2 Plus Securities Investment Trust(Balanced Bond)	1,200	—	(161)	—	1,235	—	—	1,074
Woori Together TDF 2025	2,000	—	(202)	—	2,192	—	—	1,990
Woori Together TDF 2030	2,000	—	(214)	—	2,247	—	—	2,033
WOORI Star50 feeder fund(H)	200	—	(5)	—	131	—	—	126
Woori Hanhwa Eureka Private Equity Fund	—	327	(48)	—	(164)	(115)	—	—
Aarden Woori Apparel 1st Private Equity Fund	100	99	(2)	—	—	—	—	97
Woori Dyno 1st Private Equity Fund	2,000	—	(6)	2,000	—	—	—	1,994
Australia Green Energy 1st PEF	4,913	—	(55)	4,913	—	—	—	4,858
Godo Kaisha Oceanos 1	10,800	9,905	84	—	—	(1,049)	(152)	8,788
Woori Zip 1	9,254	10,496	(138)	—	(873)	—	(795)	8,690
Woori Zip 2	12,928	14,732	(127)	—	(1,309)	—	(1,116)	12,180
Force TEC Co., Ltd. (*)	—	—	56	—	—	—	(56)	—
KUM HWA Co., Ltd. (*)	—	—	—	—	—	—	—	—
Jinmyung Plus Co., Ltd.	—	—	10	—	—	—	—	10
JC Assurance No.2 Private Equity Fund	29,349	17,728	(17,728)	—	—	—	—	—
Dream Company Growth no.1 PEF	7,412	7,914	418	—	—	(471)	—	7,861
HMS-Oriens 1st Fund	12,000	12,007	1,245	—	—	—	—	13,252
WooriG Senior Loan General Type Private Investment Trust No.1	80,268	88,029	3,788	14,073	(20,322)	(3,707)	—	81,861
Genesis Eco No.1 Private Equity Fund	12,000	11,120	(99)	195	—	—	—	11,216
Paratus Woori Material Component Equipment joint venture company	17,700	17,493	(243)	—	—	—	—	17,250
Midas No. 8 Private Equity Joint Venture Company	18,735	18,968	275	—	—	(530)	—	18,713
Orchestra Private Equity Fund IV	9,878	—	197	10,000	(122)	(377)	—	9,698
Synaptic Green No.1 PEF	8,000	—	(207)	8,000	—	—	—	7,793
IGEN2022No. 1 Private Equity Fund	7,822	—	650	8,000	(475)	(165)	—	8,010
PCC-Woori LP Secondary Fund	10,440	12,350	674	3,440	(3,480)	—	—	12,984
Woori High Plus Short-term High Graded ESG Bond Sec Feeder Inv Trust 1	—	73,787	—	—	(73,598)	(189)	—	—
Woori-Q Corporate Restructuring Private Equity Fund	27,063	46,155	(288)	536	(18,867)	—	—	27,536
Woori-Shinyoung Growth-Cap Private Equity Fund I	17,018	28,713	14,561	—	—	—	—	43,274

	1,131,865	1,335,167	69,689	143,345	(222,922)	(24,126)	4,483	1,305,636

(*)
As a result of discontinuation of the equity method, related companies’ losses amount not recognized is 665 million Won for Force TEC Co., Ltd. 3,743 million Won for Orient Shipyard Co., Ltd. and 0.2 million Won for KUM HWA Co., Ltd. and cumulated amount is 1,462 million Won for Force TEC Co., Ltd. 3,743 million Won for Orient Shipyard Co., Ltd. and 2 million Won for KUM HWA Co., Ltd.

F-1
20

	For the year ended December 31, 2023
	Acquisition cost	January 1, 2023	Share of profits(losses) and others	Acquisition	Business combination	Disposal/ Reclassification	Dividends	Change in capital	December 31, 2023
W Service Networks Co., Ltd.	108	208	13	—	—	—	(5)	—	216
Korea Credit Bureau Co., Ltd.	3,313	5,709	814	—	—	—	(90)	—	6,433
Korea Finance Security Co., Ltd.	3,267	2,374	(99)	—	—	—	—	1,010	3,285
Woori Growth Partnerships New Technology Private Equity Fund	—	10,889	(51)	—	—	(10,838)	—	—	—
2016KIF-IMM Woori Bank Technology Venture Fund	—	9,474	539	—	—	(10,013)	—	—	—
K BANK Co., Ltd.	236,232	247,789	5,327	—	—	—	—	6,936	260,052
Woori Bank-Company K Korea Movie Asset Fund	—	239	52	—	—	(103)	(188)	—	—
Partner One Value Up I Private Equity Fund	5,039	4,278	(1,048)	—	—	—	—	—	3,230
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership	4,356	10,285	1,162	—	—	(3,200)	—	—	8,247
Crevisse Raim Impact 1st Startup Venture Specialist Private Equity Fund	4,436	4,355	—	82	—	—	—	—	4,437
LOTTE CARD Co.,Ltd.	346,810	514,131	91,533	—	—	—	(13,199)	(5,073)	587,392
Union Technology Finance Investment Association	13,449	14,462	(1,004)	—	—	(1,188)	—	—	12,270
Dicustody Co., Ltd.	1	1	—	—	—	—	—	—	1
Orient Shipyard Co., Ltd. (*)	—	—	—	—	—	—	—	—	—
Joongang Network Solution Co.,Ltd.	—	—	1	—	—	—	—	87	88
Win Mortgage Co.,LTd.	23	—	84	23	—	—	(2)	—	105
Together-Korea Government Private Pool Private Securities Investment Trust No.3	10,000	10,243	297	—	—	—	—	—	10,540
BTS 2nd Private Equity Fund	5,226	2,881	(243)	2,200	—	—	—	—	4,838
STASSETS FUND III	9,000	1,230	(324)	7,500	—	—	—	—	8,406
SF CREDIT PARTNERS, LLC	13,059	—	99	13,059	—	—	—	(313)	12,845
Japanese Hotel Real Estate Private Equity Fund No.2	3,174	2,855	86	—	—	—	(133)	(120)	2,688
Woori Seoul Beltway Private Special Asset Fund No.1	12,464	9,874	451	2,709	—	—	(444)	—	12,590
Woori General Private Securities Investment Trust(Bond) No.1	50,000	—	1,686	50,000	—	—	—	—	51,686
Woori Short-term Bond Securities Investment Trust(Bond) ClassC-F	100,000	112,025	7,670	—	—	(10,352)	(3,779)	—	105,564
Woori Safe Plus General Type Private Investment Trust S-8(Bond)	10,000	10,182	507	—	—	—	(359)	—	10,330
Woori General Private Securities Investment Trust(Bond) No.2	30,000	—	829	30,000	—	—	—	—	30,829
Woori Smart General Private Equity Investment Trust 1(bond)	40,000	—	1,135	40,000	—	—	—	—	41,135

F-12
1

	For the year ended December 31, 2023
	Acquisition cost	January 1, 2023	Share of profits(losses) and others	Acquisition	Business combination	Disposal/ Reclassification	Dividends	Change in capital	December 31, 2023
Woori General Private Securities Investment Trust(Bond) No.2	50,000	—	1,205	50,000	—	—	—	—	51,205
Woori Asset Global Partnership Fund No.5	22,500	—	(429)	22,500	—	—	—	—	22,071
WOORI TAERIM 1st Fund	1,100	988	—	—	—	—	—	—	988
Portone-Cape Fund No.1	340	464	(19)	—	—	—	—	—	445
KIWOOM WOORI Financial 1st Fund	—	953	(10)	—	—	(943)	—	—	—
DeepDive WOORI 2021-1 Financial Investment Fund	222	878	1,128	—	—	(678)	(92)	—	1,236
Darwin Green Packaging Private Equity Fund	4,000	3,945	92	—	—	—	(80)	—	3,957
DS Power Semicon Private Equity Fund	—	2,976	495	—	—	(2,971)	(500)	—	—
Koreawide partners 2nd Private Equity Fund	20,000	20,000	(765)	—	—	—	—	—	19,235
Woori FirstValue Private Real Estate Fund No.2	9,000	558	2	—	—	—	—	—	560
WooriG Real Infrastructure Blind General Type Private Placement Investment Trust	52	102	4	—	—	(47)	(4)	—	55
Woori Star50 feeder fund(H)	—	126	(12)	—	—	(114)	—	—	—
Woori Together TDF 2025	—	1,990	116	—	—	(2,106)	—	—	—
Woori Together TDF 2030	3,000	2,033	291	1,000	—	—	—	—	3,324
Woori Together OCIO Target Return Feeder fund (Balance Bond)	10,000	—	348	—	—	10,028	—	—	10,376
Australia Green Energy 1st PEF	4,913	4,858	(47)	—	—	—	—	—	4,811
Aarden Woori Apparel 1st Private Equity Fund	100	97	36	—	—	—	—	—	133
Woori Dyno 1st Private Equity Fund	2,000	1,994	364	—	—	—	—	—	2,358
KTB-KORUS FUND	3,626	—	(267)	—	3,626	—	—	—	3,359
KTB China Platform Fund	17,023	—	(964)	—	17,023	—	—	—	16,059
KTBN Venture Fund No.7	16,972	—	(225)	—	16,972	—	(703)	—	16,044
KTBN Venture Fund No.8	3,325	—	(814)	—	3,325	—	—	—	2,511
KTBN Digital Contents Korea Fund No.9	5,329	—	268	—	5,329	—	—	—	5,597
KTBN Media Contents Fund	330	—	(20)	—	330	—	(27)	—	283
KTB China Synergy Fund	21,629	—	(1,224)	—	21,629	—	—	—	20,405
NAVER-KTB Audio Contents Fund	284	—	4	—	284	—	—	—	288
KTBN Venture Fund No.13	13,279	—	3,407	—	13,279	—	(2,528)	—	14,158
KTBN Future Contents Fund	3,892	—	669	—	3,892	—	—	—	4,561
KTBN Venture Fund No.16	17,546	—	1,015	—	17,546	—	—	—	18,561
KTBN Venture Fund No.18	26,308	—	662	2,850	23,458	—	—	—	26,970
KB-KTB Technology Venture Fund	7,755	—	(155)	2,000	5,755	—	—	—	7,600
WOORI 2022 Scaleup Venture Fund	14,000	—	(414)	13,645	355	—	(8)	—	13,578
WOORI 2022 Start-up Venture Fund	2,564	—	(131)	—	2,564	—	—	—	2,433
KTB-NHN China Private Equity Fund	1,272	—	(103)	—	1,272	—	(1,024)	(142)	3

F-12
2

	For the year ended December 31, 2023
	Acquisition cost	January 1, 2023	Share of profits(losses) and others	Acquisition	Business combination	Disposal/ Reclassification	Dividends	Change in capital	December 31, 2023
KTBN GI Private Equity Fund	189	—	392	—	189	—	—	36	617
Chirochem	102	—	—	—	102	—	—	—	102
Godo Kaisha Oceanos 1	10,800	8,788	92	—	—	—	(748)	(154)	7,978
Woori Zip 1	8,706	8,690	(127)	—	—	(548)	—	(386)	7,629
Woori Zip 2	8,411	12,180	(107)	—	—	(844)	—	(534)	10,695
KG Fashion Co., Ltd. (*)	—	—	—	—	—	—	—	—	—
KUM HWA Co., Ltd. (*)	—	—	—	—	—	—	—	—	—
Jinmyung Plus Co., Ltd.	—	10	4	—	—	—	—	—	14
JC Assurance No.2 Private Equity Fund (*)	29,349	—	—	—	—	—	—	—	—
Dream Company Growth no.1 PEF	7,153	7,861	362	—	—	—	(414)	—	7,809
HMS-Oriens 1st Fund	12,000	13,252	778	—	—	—	—	—	14,030
Woori G Senior Loan Private Placement Investment Trust No.1	75,114	81,861	3,341	—	—	(5,975)	(3,637)	—	75,590
Genesis Eco No.1 Private Equity Fund	12,000	11,216	(274)	—	—	—	—	—	10,942
Paratus Woori Material Component Equipment joint venture company	17,700	17,250	(271)	—	—	—	—	—	16,979
Midas No. 8 Private Equity Joint Venture Company	18,537	18,713	282	—	—	—	(530)	—	18,465
Orchestra Private Equity Fund IV	9,700	9,698	457	—	—	(178)	(422)	—	9,555
Synaptic Green No.1 PEF	8,000	7,793	(182)	—	—	—	—	—	7,611
IGEN2022No. 1 Private Equity Fund	7,422	8,010	336	—	—	—	(363)	—	7,983
PCC-Woori LP Secondary Fund	10,435	12,984	(2,450)	—	—	(4)	—	—	10,530
Synaptic Future Growth Private Equity Fund	7,295	—	(226)	7,295	—	—	—	—	7,069
Woori-Q Corporate Restructuring Private Equity Fund	17,441	27,536	2,708	369	—	(10,330)	—	—	20,283
Woori-Shinyoung Growth-Cap Private Equity Fund I	17,018	43,274	(9,793)	—	—	—	—	—	33,481
NH Woori Newdeal Growth Alpha Private Equity Fund 1	34,006	—	(1,019)	34,006	—	—	—	—	32,987
Woori BIG2 Plus Securities Investment Trust(Balanced Bond)	2,200	1,074	543	2,000	—	(1,074)	—	—	2,543
Woori Short Term Government and Special Bank Bond Active ETF	12,008	—	103	—	—	12,183	—	—	12,286
Woori 25-09 Corporate Bond(AA- or higher) Active ETF	29,001	—	820	29,001	—	—	—	—	29,821

	1,536,905	1,305,636	109,792	310,239	136,930	(39,295)	(29,279)	1,347	1,795,370

(*)
The amount for which no loss was recognized for associates due to discontinuation of the equity method was 2 million Won for KUM HWA Co., Ltd., 28 million Won for Orient Shipyard Co.,Ltd., 120 million Won in KG FASHION CO., LTD., 371 million Won in JC Assurance No.2 Private Equity Fund and the accumulated amount is 4 million Won for KUM HWA Co., Ltd., 28 million Won for Orient Shipyard Co.,Ltd., 120 million Won in KG FASHION CO., LTD., 371 million Won in JC Assurance No.2 Private Equity Fund.

F-12
3

	For the year ended December 31, 2024
	Acquisition cost	January 1, 2024	Share of profits(losses) and others	Acquisition	Disposal/ Reclassification	Dividends	Change in capital and others	December 31, 2024
W Service Networks Co., Ltd.	108	216	(7)	—	—	(5)	—	204
Korea Credit Bureau Co., Ltd.	3,313	6,433	2,658	—	—	(90)	—	9,001
Korea Finance Security Co., Ltd.	3,267	3,285	331	—	—	—	—	3,616
K BANK Co., Ltd.	224,657	260,052	13,747	—	(13,029)	—	1,480	262,250
Partner One Value Up I Private Equity Fund	5,039	3,230	(1,107)	—	—	—	—	2,123
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership	—	8,247	(784)	—	(4,356)	(844)	—	2,263
Crevisse Raim Impact 1st Startup Venture Specialist Private Equity Fund	4,532	4,437	—	95	—	—	—	4,532
LOTTE CARD Co.,Ltd.	346,810	587,392	17,861	—	—	(15,591)	(14,082)	575,580
Union Technology Finance Investment Association	13,449	12,270	(500)	—	—	—	—	11,770
Dicustody Co., Ltd.	—	1	—	—	(1)	—	—	—
Orient Shipyard Co., Ltd. (*)	—	—	—	—	—	—	—	—
Joongang Network Solution Co.,Ltd.	—	88	100	—	(101)	—	(87)	—
Win Mortgage Co.,Ltd.	23	105	32	—	—	(2)	—	135
Samsung Together Korea IPPF private securities investment trust 3 [Equity-FoFs]	10,000	10,540	307	—	—	—	—	10,847
BTS 2nd Private Equity Fund	8,146	4,838	41	2,920	—	—	—	7,799
STASSETS FUND III	12,000	8,406	(228)	3,000	—	—	—	11,178
SF CREDIT PARTNERS, LLC	13,059	12,845	1,326	—	—	—	1,829	16,000
Japanese Hotel Real Estate Private Equity Fund No.2	3,168	2,688	226	—	(5)	(176)	72	2,805
Woori Seoul Beltway Private Special Asset Fund No.1	15,926	12,590	558	3,487	—	(559)	—	16,076
Woori General Private Securities Investment Trust(Bond) No.1	—	51,686	586	—	(50,102)	(2,170)	—	—
Woori Short-term Bond Securities Investment Trust(Bond) ClassC-F	—	105,564	1,864	50,000	(153,226)	(4,202)	—	—
Woori Safe Plus General Type Private Investment Trust S-8(Bond)	—	10,330	102	—	(10,003)	(429)	—	—
Woori General Private Securities Investment Trust(Bond) No.2	—	30,829	370	—	(31,199)	—	—	—
Woori Smart General Private Equity Investment Trust 1(bond)	40,000	41,135	2,443	—	—	(1,795)	—	41,783
Woori General Private Securities Investment Trust(Bond) No.3	—	51,205	625	—	(51,830)	—	—	—
Woori Asset Global Partnership Fund No.5	52,500	22,071	2,906	30,000	—	—	—	54,977

F-12
4

	For the year ended December 31, 2024
	Acquisition cost	January 1, 2024	Share of profits(losses) and others	Acquisition	Disposal/ Reclassification	Dividends	Change in capital and others	December 31, 2024
WOORI TAERIM 1st Fund	1,100	988	—	—	—	—	—	988
Portone-Cape Fund No.1	340	445	(285)	—	—	—	—	160
DeepDive WOORI 2021-1 Financial Investment Fund	—	1,236	(543)	—	(226)	(467)	—	—
Darwin Green Packaging Private Equity Fund	4,000	3,957	(53)	—	—	—	—	3,904
Koreawide partners 2nd Private Equity Fund	20,000	19,235	—	—	—	—	—	19,235
Woori FirstValue Private Real Estate Fund No.2	9,000	560	7	—	—	—	—	567
Woori Real Infrastructure Blind General Type Private Placement Investment Trust	—	55	—	—	(55)	—	—	—
Woori Together TDF 2025	3,000	—	332	—	3,245	—	—	3,577
Woori Together TDF 2030	3,000	3,324	400	—	—	—	—	3,724
Woori Together OCIO Target Return Feeder fund (Balance Bond)	—	10,376	—	—	(10,376)	—	—	—
Woori USD Treasury Target Return Bond FoF	200	—	1	—	219	—	—	220
Woori Together TDF 2035	3,000	—	42	—	3,406	—	—	3,448
Australia Green Energy 1st PEF	4,913	4,811	453	—	—	—	—	5,264
Aarden Woori Apparel 1st Private Equity Fund	100	133	(38)	—	—	—	—	95
Woori Dyno 1st Private Equity Fund	2,000	2,358	491	—	—	—	—	2,849
NH Woori Dino Co-Investment NO.2 Private Equity Fund	2,000	—	(4)	2,000	—	—	—	1,996
KTB-KORUS FUND	337	3,359	(1,149)	—	—	(421)	—	1,789
KTB China Platform Fund	—	16,059	(2,164)	—	—	(13,895)	—	—
KTBN Venture Fund No.7	—	16,044	(2,641)	—	—	(13,403)	—	—
KTBN Venture Fund No.8	195	2,511	(413)	—	—	(569)	—	1,529
KTBN Digital Contents Korea Fund No.9	7,020	5,597	(591)	—	—	—	—	5,006
KTBN Media Contents Fund	—	283	(129)	—	—	—	—	154
KTB China Synergy Fund	12,400	20,405	1,840	—	—	(3,296)	—	18,949
NAVER-KTB Audio Contents Fund	300	288	(40)	—	—	—	—	248
KTBN Venture Fund No.13	4,400	14,158	5,302	—	—	(3,801)	—	15,659
KTBN Future Contents Fund	4,000	4,561	(368)	—	—	—	—	4,193
KTBN Venture Fund No.16	12,200	18,561	1,492	—	—	(4,200)	—	15,853
KTBN Venture Fund No.18	27,075	26,970	(39)	—	—	(1,425)	—	25,506
KB-KTB Technology Venture Fund	10,000	7,600	(250)	2,000	—	—	—	9,350
WOORI 2022 Scaleup Venture Fund	20,944	13,578	(2,545)	6,776	—	—	—	17,809
WOORI 2022 Start-up Venture Fund	13,100	2,433	(140)	10,480	—	—	—	12,773
KTB-NHN China Private Equity Fund	—	3	(1)	—	—	(2)	—	—
KTBN GI Private Equity Fund	—	617	143	—	—	(718)	(37)	5
Chirochem	250	102	2	—	—	—	—	104

F-12
5

	For the year ended December 31, 2024
	Acquisition cost	January 1, 2024	Share of profits(losses) and others	Acquisition	Disposal/ Reclassification	Dividends	Change in capital and others	December 31, 2024
Daishin Balance No.18 Special Purpose Acquisition Company	—	—	—	—	—	—	—	—
Godo Kaisha Oceanos 1	10,800	7,978	63	—	—	(622)	(72)	7,347
Woori Zip 1	—	7,629	(57)	—	(7,655)	—	83	—
Woori Zip 2	—	10,695	(9)	—	(10,814)	—	128	—
KG Fashion Co., Ltd. (*)	—	—	—	—	—	—	—	—
KUM HWA Co., Ltd. (*)	—	—	—	—	—	—	—	—
Jinmyung Plus Co., Ltd.	—	14	(5)	—	—	—	—	9
JC Assurance No.2 Private Equity Fund (*)	29,349	—	—	—	—	—	—	—
Dream Company Growth no.1 PEF	—	7,809	—	—	(7,552)	(257)	—	—
HMS-Oriens 1st Fund	12,000	14,030	850	—	—	—	—	14,880
Woori Senior Loan Private Placement Investment Trust No.1	17,595	75,590	1,966	—	(57,785)	(2,254)	—	17,517
Genesis Eco No.1 Private Equity Fund	12,000	10,942	(95)	—	—	—	—	10,847
Paratus Woori Material Component Equipment joint venture company	17,700	16,979	(265)	—	—	—	—	16,714
Midas No. 8 Private Equity Joint Venture Company	18,419	18,465	272	—	—	(530)	—	18,207
Orchestra Private Equity Fund IV	9,700	9,555	55	—	—	—	—	9,610
Synaptic Green No.1 PEF	8,000	7,611	(112)	—	—	—	—	7,499
IGEN2022No. 1 Private Equity Fund	7,422	7,983	140	—	—	(151)	—	7,972
PCC-Woori LP Secondary Fund	10,435	10,530	(1,882)	—	—	—	—	8,648
Synaptic Future Growth Private Equity Fund	6,760	7,069	4,848	2,262	(2,627)	(3,867)	—	7,685
Woori-Q Corporate Restructuring Private Equity Fund	29,627	20,283	1,539	12,185	—	—	—	34,007
Woori-Shinyoung Growth-Cap Private Equity Fund I	16,806	33,481	(3,589)	—	—	(196)	—	29,696
NH Woori Newdeal Growth Alpha Private Equity Fund 1	49,289	32,987	18,151	21,636	(5,925)	(11,310)	—	55,539
Woori Real Estate Investment No. 1 Limited Liability Company	34,200	—	(281)	34,200	—	—	—	33,919
Woori BIG2 Plus Securities Investment Trust (Balanced Bond)	—	2,543	(276)	1,000	(3,197)	(70)	—	—
Woori Short Term Government and Special Bank Bond Active ETF	—	12,286	118	—	(12,404)	—	—	—
Woori 25-09 Corporate Bond(AA - or higher) Active ETF	—	29,821	1,148	—	(30,969)	—	—	—

F-12
6

	For the year ended December 31, 2024
	Acquisition cost	January 1, 2024	Share of profits(losses) and others	Acquisition	Disposal/ Reclassification	Dividends	Change in capital and others	December 31, 2024
Woori General Private Securities Investment Trust No. 5 (Bond)	60,000	—	3,099	60,000	—	(3,075)	—	60,024
Woori Big Satisfaction General Private Securities Investment Trust No. 3 (Bond)	10,000	—	493	10,000	—	—	—	10,493
Woori General Private Securities Investment Trust No. 6 (Bond)	40,000	—	2,090	40,000	—	—	—	42,090
Woori Big Satisfaction Corporation MMF No. 1 (Government Bond)	—	—	2,261	500,000	(502,261)	—	—	—
Woorinara New Growth TOP 20 Securities Investment Trust No. 1 (Stocks)	—	—	31	1,000	(1,031)	—	—	—
Woori Oncorp Corporate support of Major Industry General Type Private Investment Trust 2	3,849	—	215	2,356	1,443	(3)	—	4,011
Woorinara Short-Term Bond Securities Investment Trust (Bond)	—	—	339	50,000	(50,339)	—	—	—
Woori General Private Securities Investment Trust No. 7 (Bond)	40,000	—	1,116	40,000	—	—	—	41,116
Woori Smart General Private Equity Investment Trust No.1(bond)	40,000	—	477	40,000	—	—	—	40,477
Woori Future Energy Private Special Asset Investment Trust(General) No.1	—	—	—	—	—	—	—	—
Woori BIG SATISFACTION SHINJONG MMF 3RD	39,002	—	317	34,083	7,584	—	—	41,984
NH Woori New deal Co-Investment No.1 Private Equity Fund	5,000	—	204	5,000	—	—	—	5,204
KCLAVIS NPL Investment Trust NO 1-2	15,000	—	422	15,000	—	—	—	15,422

	1,463,824	1,795,370	76,212	979,480	(1,001,171)	(90,395)	(10,686)	1,748,810

(*)
The amount for which no loss was recognized for associates due to discontinuation of the equity method was 19 million Won for Orient Shipyard Co.,Ltd., 39 million Won in KG FASHION CO., LTD., 295 million Won in JC Assurance No.2 Private Equity Fund and the accumulated amount is 4 million Won for KUM HWA Co., Ltd., 47 million Won for Orient Shipyard Co.,Ltd., 159 million Won in KG FASHION CO., LTD., 666 million Won in JC Assurance No.2 Private Equity Fund.

F-12
7

(3)	Summary financial information relating to investments in associates accounted for using the equity method of accounting is as follows (Unit: Korean Won in millions):

	December 31, 2023
	Assets	Liabilities	Operating revenue	Net income (loss)	Other comprehensive income(loss)	Total comprehensive income(loss)
W Service Networks Co., Ltd.	6,887	2,496	19,350	1,069	—	1,069
Korea Credit Bureau Co., Ltd.	131,164	68,756	163,707	8,012	—	8,012
Korea Finance Security Co., Ltd.	36,185	14,287	44,709	(464)	6,730	6,266
K BANK Co., Ltd.	20,799,599	18,903,298	826,894	49,853	47,885	97,738
Partner One Value Up I Private Equity Fund	14,182	293	(4,107)	(4,505)	—	(4,505)
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership	41,533	305	6,501	5,823	—	5,823
Crevisse Raim Impact 1st Startup Venture Specialist Private Equity Fund	15,754	100	2	(388)	—	(388)
LOTTE CARD Co., Ltd. (*1)	22,329,308	19,191,007	1,937,383	363,673	(19,888)	343,785
Union Technology Finance Investment Association	41,543	233	2,261	(838)	—	(838)
Dicustody Co., Ltd.	92	—	—	(3)	—	(3)
Orient Shipyard Co., Ltd.	10,708	27,225	—	(124)	—	(124)
Joongang Network Solution Co.,Ltd.	1,505	3,156	5,758	5	—	5
Win Mortgage Co.,LTd.	3,518	1,197	9,309	378	—	378
Together-Korea Government Private Pool Private Securities Investment Trust No. 3	10,543	1	227	222	—	222
BTS 2nd Private Equity Fund	25,030	837	4	(1,213)	—	(1,213)
STASSETS FUND III	30,014	312	95	(1,145)	—	(1,145)
SF CREDIT PARTNERS, LLC	149,157	25,996	7,618	(4,610)	(2,819)	(7,429)
Rea Company	2,248	3,736	802	(694)	—	(694)
ARAM CMC Co.,Ltd.	669	485	1,005	(254)	—	(254)
Japanese Hotel Real Estate Private Equity Fund No.2	13,541	12	54	46	(602)	(556)
Woori Seoul Beltway Private Special Asset Fund No.1	50,362	2	1,858	1,805	—	1,805
Woori General Private Securities Investment Trust(Bond) No.1	414,760	208,014	12,617	6,746	—	6,746
Woori Short-term Bond Securities Investment Trust(Bond) ClassC-F	828,793	126,879	34,607	31,283	—	31,283
Woori Safe Plus General Type Private Investment Trust S-8(Bond)	113,413	6	4,774	4,542	—	4,542
Woori General Private Securities Investment Trust(Bond) No.2	224,205	111,165	5,767	3,040	—	3,040
Woori Smart General Private Equity Investment Trust 1(bond)	289,553	145,580	7,373	3,973	—	3,973
Woori General Private Securities Investment Trust(Bond) No.3	532,139	347,809	9,304	4,342	—	4,342
Woori Asset Global Partnership Fund No.5	38,537	281	—	(744)	—	(744)
WOORI TAERIM 1st Fund	4,045	183	—	—	—	—
Portone-Cape Fund No.1	2,324	100	—	(103)	—	(103)
DeepDive WOORI 2021-1 Financial Investment Fund	10,400	19	9,607	9,467	—	9,467
Darwin Green Packaging Private Equity Fund	19,390	—	759	451	—	451

F-12
8

	December 31, 2023
	Assets	Liabilities	Operating revenue	Net income (loss)	Other comprehensive income(loss)	Total comprehensive income(loss)
Koreawide partners 2nd Private Equity Fund	75,064	2,931	—	(2,831)	—	(2,831)
Woori FirstValue Private Real Estate Fund No.2	67,024	62,357	32	18	—	18
WooriG Real Infrastructure Blind General Type Private Placement Investment Trust	114,909	92	6,053	4,892	—	4,892
Woori Together TDF 2030	11,944	61	2,528	1,017	—	1,017
Woori Together OCIO Target Return Feeder fund (Balance Bond)	50,831	1	2,446	2,444	—	2,444
Australia Green Energy 1st PEF	121,454	24	508	(1,189)	—	(1,189)
Aarden Woori Apparel 1st Private Equity Fund	28,219	90	1	(332)	—	(332)
Woori Dyno 1st Private Equity Fund	12,068	43	2,053	1,886	—	1,886
KTB-KORUS FUND	8,957	1	127	(712)	—	(712)
KTB China Platform Fund	85,909	13	2,411	(5,160)	—	(5,160)
KTBN Venture Fund No.7	79,871	—	6,420	508	—	508
KTBN Venture Fund No.8	11,758	207	2,359	(4,559)	—	(4,559)
KTBN Digital Contents Korea Fund No.9	20,257	1,599	3,030	(1,142)	—	(1,142)
KTBN Media Contents Fund	1,887	—	199	(35)	—	(35)
KTB China Synergy Fund	145,464	9,977	23,055	(8,686)	—	(8,686)
NAVER-KTB Audio Contents Fund	29,419	652	1,017	237	—	237
KTBN Venture Fund No.13	72,943	737	21,662	18,507	—	18,507
KTBN Future Contents Fund	34,696	486	7,394	4,776	—	4,776
KTBN Venture Fund No.16	182,850	1,875	40,201	11,133	—	11,133
KTBN Venture Fund No.18	268,437	2,526	31,543	8,036	—	8,036
KB-KTB Technology Venture Fund	42,046	246	2,055	(1,076)	—	(1,076)
WOORI 2022 Scaleup Venture Fund	68,626	826	504	(2,758)	—	(2,758)
WOORI 2022 Start-up Venture Fund	8,237	156	42	(576)	—	(576)
KTB-NHN China Private Equity Fund	16	7	946	(315)	(319)	(634)
KTBN GI Private Equity Fund	12,391	45	—	7,146	712	7,858
Chirochem	732	375	4,215	148	—	148
Godo Kaisha Oceanos 1	62,021	45,334	2,765	192	—	192
Woori Zip 1	44,448	31,702	2,066	(198)	—	(198)
Woori Zip 2	62,642	45,012	3,023	(167)	—	(167)
KG Fashion Co., Ltd.	2,559	3,022	943	(569)	—	(569)
KUM HWA Co., Ltd.	4	167	—	—	—	—
Jinmyung Plus Co., Ltd.	519	454	146	(3)	—	(3)
JC Assurance No.2 Private Equity Fund	121,596	8	—	(628)	—	(628)
Dream Company Growth no.1 PEF	28,366	255	1,490	1,300	—	1,300
HMS-Oriens 1st Fund	61,498	1	3,957	3,408	—	3,408
Woori G Senior Loan Private Placement Investment Trust No.1	349,154	22	17,759	16,726	—	16,726
Genesis Eco No.1 Private Equity Fund	38,064	314	—	(947)	—	(947)
Paratus Woori Material Component Equipment joint venture company	58,298	1,510	—	(906)	—	(906)
Midas No. 8 Private Equity Joint Venture Company	65,063	242	1,956	1,002	—	1,002
Orchestra Private Equity Fund IV	34,041	122	1,680	1,172	—	1,172

F-12
9

	December 31, 2023
	Assets	Liabilities	Operating revenue	Net income (loss)	Other comprehensive income(loss)	Total comprehensive income(loss)
Synaptic Green No.1 PEF	36,325	175	4	(867)	—	(867)
IGEN2022No. 1 Private Equity Fund	32,255	124	1,847	1,350	—	1,350
PCC-Woori LP Secondary Fund	27,773	668	908	(6,350)	—	(6,350)
Synaptic Future Growth Private Equity Fund 1	30,049	301	2	(951)	—	(951)
Woori-Q Corporate Restructuring Private Equity Fund	63,265	456	4,945	3,018	—	3,018
Woori-Shinyoung Growth-Cap Private Equity Fund I	97,265	1,522	(26,435)	(27,768)	—	(27,768)
NH Woori Newdeal Growth Alpha Private Equity Fund 1	100,215	1,588	2	(3,605)	—	(3,605)
Woori BIG2 Plus Securities Investment Trust(Balanced Bond)	16,630	5	1,383	1,383	—	1,383
Woori 25-09 Corporate Bond(AA- or higher) Active ETF	133,729	32,028	3,006	2,831	—	2,831
Woori Short Term Government and Special Bank Bond Active ETF	62,185	3,212	1,222	978	—	978

(*1)	The amount is after reflecting the fair value adjustment that occurred when acquiring the shares and the adjustments that occurred by difference of accounting policies with the Group.

	December 31, 2024
	Assets	Liabilities	Operating revenue	Net income (loss)	Other comprehensive income (loss)	Total comprehensive income (loss)
W Service Networks Co., Ltd.	6,621	2,475	16,788	738	—	738
Korea Credit Bureau Co., Ltd.	150,657	62,343	175,338	26,589	—	26,589
Korea Finance Security Co., Ltd.	36,797	12,692	42,640	1,695	—	1,695
K BANK Co., Ltd.	29,314,529	27,293,765	1,043,436	149,922	3,695	153,617
Partner One Value Up I Private Equity Fund	9,810	682	(4,358)	(4,758)	—	(4,758)
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership	11,474	165	(3,108)	(3,887)	—	(3,887)
Crevisse Raim Impact 1st Startup Venture Specialist Private Equity Fund	15,745	100	1	(388)	—	(388)
LOTTE CARD Co.,Ltd. (*1)	24,416,416	20,937,932	2,103,130	100,468	(20,494)	79,974
Union Technology Finance Investment Association	40,269	641	19	(646)	—	(646)
Orient Shipyard Co., Ltd.	7,025	23,626	—	(76)	—	(76)
Win Mortgage Co.,Ltd.	6,053	3,073	16,435	1,044	—	1,044
Samsung Together Korea IPPF private securities investment trust 3 [Equity-FoFs]	10,849	1	306	300	—	300
BTS 2nd Private Equity Fund	39,431	432	628	(468)	—	(468)
STASSETS FUND III	39,694	197	40	(802)	—	(802)
SF CREDIT PARTNERS, LLC	185,463	30,752	35,820	14,319	18,291	32,610
ARAM CMC Co.,Ltd.	541	453	717	(31)	—	(31)
Japanese Hotel Real Estate Private Equity Fund No.2	14,135	13	1,246	1,129	—	1,129

F-1
3
0

	December 31, 2024
	Assets	Liabilities	Operating revenue	Net income (loss)	Other comprehensive income (loss)	Total comprehensive income (loss)
Woori Seoul Beltway Private Special Asset Fund No.1	64,308	3	2,298	2,233	—	2,233
Woori Smart General Private Equity Investment Trust 1	312,490	166,250	13,404	8,549	—	8,549
Woori Asset Global Partnership Fund No.5	95,548	254	6,479	5,038	—	5,038
WOORI TAERIM 1st Fund	4,045	183	—	—	—	—
Portone-Cape Fund No.1	1,000	200	—	(103)	—	(103)
Darwin Green Packaging Private Equity Fund	19,128	—	—	(262)	—	(262)
Koreawide partners 2nd Private Equity Fund	75,002	2,870	—	—	—	—
Woori FirstValue Private Real Estate Fund No.2	67,081	62,357	62	57	—	57
Woori Together TDF 2025	14,500	30	1,232	1,206	—	1,206
Woori Together TDF 2030	16,849	41	1,574	1,544	—	1,544
Woori USD Treasury Target Return Bond FoF	921	—	164	144	—	144
Woori Together TDF 2035	15,537	241	1,031	1,011	—	1,011
Australia Green Energy 1st PEF	132,878	24	13,121	11,424	—	11,424
Aarden Woori Apparel 1st Private Equity Fund	20,083	89	—	(8,136)	—	(8,136)
Woori Dyno 1st Private Equity Fund	14,575	43	2,712	2,545	—	2,545
NH Woori Dino Co-Investment NO.2 Private Equity Fund	39,368	2	6	(83)	—	(83)
KTB-KORUS FUND	4,772	—	691	(3,062)	—	(3,062)
KTBN Venture Fund No.8	7,032	—	98	(1,902)	—	(1,902)
KTBN Digital Contents Korea Fund No.9	18,343	1,656	937	(1,971)	—	(1,971)
KTBN Media Contents Fund	1,029	—	60	(858)	—	(858)
KTB China Synergy Fund	135,892	10,073	23,354	12,215	—	12,215
NAVER-KTB Audio Contents Fund	25,443	648	466	(3,972)	—	(3,972)
KTBN Venture Fund No.13	80,487	625	38,903	27,039	—	27,039
KTBN Future Contents Fund	31,882	434	725	(2,763)	—	(2,763)
KTBN Venture Fund No.16	156,157	1,592	31,459	14,540	—	14,540
KTBN Venture Fund No.18	254,010	2,532	31,976	(383)	—	(383)
KB-KTB Technology Venture Fund	52,125	701	3,802	(1,377)	—	(1,377)
WOORI 2022 Scaleup Venture Fund	89,006	76	926	(12,705)	—	(12,705)
WOORI 2022 Start-up Venture Fund	42,418	3	162	(466)	—	(466)
KTBN GI Private Equity Fund	104	12	3,444	2,832	(732)	2,100
Chirochem	556	190	451	8	—	8
Godo Kaisha Oceanos 1	60,513	45,145	2,605	132	—	132
KG Fashion Co., Ltd.	2,201	2,850	544	(197)	—	(197)
KUM HWA Co., Ltd.	4	167	—	—	—	—
Jinmyung Plus Co., Ltd.	499	459	96	(32)	—	(32)
JC Assurance No.2 Private Equity Fund	121,539	989	—	(642)	—	(642)
HMS-Oriens 1st Fund	65,227	7	—	3,723	—	3,723
Woori Senior Loan Private Placement Investment Trust No.1	80,919	5	9,664	9,101	—	9,101
Genesis Eco No.1 Private Equity Fund	38,043	622	—	(634)	—	(634)
Paratus Woori Material Component Equipment joint venture company	58,285	2,380	—	(884)	—	(884)

F-13
1

	December 31, 2024
	Assets	Liabilities	Operating revenue	Net income (loss)	Other comprehensive income (loss)	Total comprehensive income (loss)
Midas No. 8 Private Equity Joint Venture Company	64,156	241	1,916	963	—	963
Orchestra Private Equity Fund IV	34,113	—	700	194	—	194
Synaptic Green No.1 PEF	35,623	5	2	703	—	703
IGEN2022No. 1 Private Equity Fund	32,215	126	1,056	565	—	565
PCC-Woori LP Secondary Fund	22,863	600	2,549	(4,767)	—	(4,767)
Synaptic Future Growth Private Equity Fund	32,638	295	19,412	18,240	—	18,240
Woori-Q Corporate Restructuring Private Equity Fund	101,315	1,362	1,278	164	—	164
Woori-Shinyoung Growth-Cap Private Equity Fund I	84,775	419	4,422	(10,824)	—	(10,824)
NH Woori Newdeal Growth Alpha Private Equity Fund 1	164,574	762	40,639	38,093	—	38,093
Woori Real Estate Investment No. 1 Limited Liability Company	405,845	235,058	6	(1,412)	—	(1,412)
Woori General Private Securities Investment Trust No. 5	456,448	246,365	15,926	10,847	—	10,847
Woori Big Satisfaction General Private Securities Investment Trust No. 3	170,856	55,432	6,755	5,425	—	5,425
Woori General Private Securities Investment Trust No. 6	398,460	251,145	12,650	7,315	—	7,315
Woori Oncorp Corporate support of Major Industry General Type Private Investment Trust 2	171,980	—	8,579	8,539	—	8,539
Woori General Private Securities Investment Trust No. 7 (Bond)	424,652	280,745	6,743	3,907	—	3,907
Woori Smart General Private Equity Investment Trust No.1(bond)	244,268	101,784	3,038	2,484	—	2,484
Woori Future Energy Private Special Asset Investment Trust(General) No.1	—	—	—	—	—	—
Woori Big Satisfaction Corporation MMF No. 3	1,860,868	29	56,309	56,153	—	56,153
NH Woori New deal Co-Investment No.1 Private Equity Fund	29,382	254	3,682	3,428	—	3,428
KCLAVIS NPL Investment Trust NO 1-2	43,057	80	1,176	1,176	—	1,176
MARKET&FARM CO.,LTD.	954	902	4,933	(125)	—	(125)

(*1)	The amount is after reflecting the fair value adjustment that occurred when acquiring the shares and the adjustments that occurred by difference of accounting policies with the Group.

(4)	The entities that the Group has not applied equity method of accounting although the Group’s ownership interest is more than 20% as of December 31, 2023 and 2024 are as follows:

	December 31, 2023
Associate (*)	Number of shares owned	Ownership (%)
CL Tech Co., Ltd.	10,191	28.6

(*)
Although the Group’s ownership interest of the entity is more than 20%, the Group does not have significant influence over the entity since it is going through work-out process under receivership, thus it is excluded from the investment in joint ventures and associates.

F-13
2

	December 31, 2024
Associate (*)	Number of shares owned	Ownership (%)
CL Tech Co., Ltd.	10,191	28.6
TH International Co.,Ltd.	6,802	21.5
WORK-LIFE BALANCE CO., LTD	209	21.3

(*)
Although the Group’s ownership interest of the entity is more than 20%, the Group does not have significant influence over the entity since it is going through work-out process under receivership, thus it is excluded from the investment in joint ventures and associates.

(5)
As of December 31, 2022, 2023 and 2024, the reconciliations from the net assets of the associates to the carrying amount of the shares of the investment in joint ventures and associates are as follows (Unit: Korean Won in millions except for ownership):

	December 31, 2022
	Total net asset	Ownership (%)	Ownership portion of net assets	Basis difference	Impairment	Intercompany transaction	Book value
W Service Networks Co., Ltd.	4,227	4.9	209	—	—	(1)	208
Korea Credit Bureau Co., Ltd.	55,100	9.9	5,462	246	—	1	5,709
Korea Finance Security Co., Ltd.	15,828	15.0	2,374	—	—	—	2,374
Woori Growth Partnerships New Technology Private Equity Fund	47,185	23.1	10,889	—	—	—	10,889
2016KIF-IMM Woori Bank Technology Venture Fund	47,370	20.0	9,474	—	—	—	9,474
K BANK Co., Ltd. (*)	1,796,269	12.6	225,894	21,894	—	1	247,789
Woori Bank-Company K Korea Movie Asset Fund	957	25.0	239	—	—	—	239
Partner One Value Up Ist Private Equity Fund	18,395	23.3	4,278	—	—	—	4,278
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership	51,419	20.0	10,284	—	—	1	10,285
Crevisse Raim Impact 1st Startup Venture Specialist Private Equity Fund	15,716	25.0	3,929	—	—	426	4,355
LOTTE CARD Co., Ltd. (*)	2,570,656	20.0	514,131	—	—	—	514,131
Together-Korea Government Private Pool Private Securities Investment Trust No.3	10,245	100.0	10,244	—	—	(1)	10,243
Union Technology Finance Investment Association	48,692	29.7	14,463	—	—	(1)	14,462
Dicustody Co., Ltd.	95	1.0	1	—	—	—	1
Orient Shipyard Co., Ltd.	(16,393)	22.7	(3,721)	—	—	3,721	—
BTS 2nd Private Equity Fund	14,405	20.0	2,881	—	—	—	2,881
STASSETS FUND III	4,347	28.3	1,230	—	—	—	1,230
Japanese Hotel Real Estate Private Equity Fund No.2	14,374	19.9	2,855	—	—	—	2,855
Woori Seoul Beltway Private Special Asset Fund No.1	39,495	25.0	9,874	—	—	—	9,874
Woori Short-term Bond Securities Investment Trust (Bond) ClassC-F	401,335	27.9	112,025	—	—	—	112,025
Woori Safe Plus General Type Private Investment Trust S-8(Bond)	111,273	9.2	10,182	—	—	—	10,182

F-13
3

	December 31, 2022
	Total net asset	Ownership (%)	Ownership portion of net assets	Basis difference	Impairment	Intercompany transaction	Book value
WOORI TAERIM 1st Fund	3,862	25.6	988	—	—	—	988
Portone-Cape Fund No.1	2,318	20.0	464	—	—	—	464
KIWOOM WOORI Financial 1st Investment Fund	10,486	9.1	953	—	—	—	953
DeepDive WOORI 2021-1 Financial Investment Fund	7,375	11.9	878	—	—	—	878
Darwin Green Packaging Private Equity Fund	19,332	20.4	3,945	—	—	—	3,945
DS Power Semicon Private Equity Fund	14,186	21.0	2,976	—	—	—	2,976
Koreawide partners 2nd Private Equity Fund	75,001	26.7	20,000	—	—	—	20,000
Woori FirstValue Private Real Estate Fund No.2	4,648	12.0	558	—	—	—	558
Woori G Real Infrastructure Blind General Type Private Placement Investment Trust	73,008	0.1	102	—	—	—	102
Woori BIG2 Plus Securities Investment Trust(Balanced Bond)	4,655	23.1	1,074	—	—	—	1,074
Woori Together TDF 2025	8,497	23.6	1,990	—	—	—	1,990
Woori Together TDF 2030	8,615	23.8	2,033	—	—	—	2,033
WOORI Star50 feeder fund(H)	709	17.9	126	—	—	—	126
Aarden Woori Apparel 1st Private Equity Fund	20,661	0.5	97	—	—	—	97
Woori Dyno 1st Private Equity Fund	10,169	19.6	1,994	—	—	—	1,994
Australia Green Energy 1st PEF	122,620	4.0	4,858	—	—	—	4,858
Godo Kaisha Oceanos 1	18,383	47.8	8,788	—	—	—	8,788
Woori Zip 1	13,963	64.0	8,690	—	—	—	8,690
Woori Zip 2	19,461	64.0	12,180	—	—	—	12,180
Force TEC	(14,315)	24.5	(3,513)	—	—	3,513	—
KUM HWA Co., Ltd.	(155)	20.1	(31)	—	—	31	—
Jinmyung Plus Co., Ltd.	47	21.3	10	—	—	—	10
JC Assurance No.2 Private Equity Fund	122,012	23.5	17,728	—	(17,728)	—	—
Dream Company Growth no.1 PEF	28,301	27.8	7,861	—	—	—	7,861
HMS-Oriens 1st Fund	58,089	22.8	13,252	—	—	—	13,252
Woori G Senior Loan General Type Private Investment Trust No.1	378,122	21.7	81,861	—	—	—	81,861
Genesis Eco No.1 Private Equity Fund	38,695	29.0	11,216	—	—	—	11,216
Paratus Woori Material Component Equipment joint venture company	57,694	29.9	17,250	—	—	—	17,250
Midas No. 8 Private Equity Joint Venture Company	65,694	28.5	18,713	—	—	—	18,713
Orchestra Private Equity Fund IV	34,427	28.2	9,698	—	—	—	9,698
Synaptic Green No.1 PEF	37,017	21.1	7,793	—	—	—	7,793
IGEN2022No. 1 Private Equity Fund	32,240	24.8	8,010	—	—	—	8,010
PCC-Woori LP Secondary Fund	33,423	38.8	12,984	—	—	—	12,984

F-13
4

	December 31, 2022
	Total net asset	Ownership (%)	Ownership portion of net assets	Basis difference	Impairment	Intercompany transaction	Book value
Woori-Q Corporate Restructuring Private Equity Fund	75,555	35.6	27,536	—	—	—	27,536
Woori-Shinyoung Growth-Cap Private Equity Fund I	123,512	35.0	43,274	—	—	—	43,274

(*)	The net asset equity amount is after the debt-for-equity swap, non-controlling etc.

	December 31, 2023
	Total net asset	Ownership (%)	Ownership portion of net assets	Basis difference	Impairment	Intercompany transaction	Book value
W Service Networks Co., Ltd.	4,391	4.9	216	—	—	—	216
Korea Credit Bureau Co., Ltd.	62,408	9.9	6,186	247	—	—	6,433
Korea Finance Security Co., Ltd.	21,898	15.0	3,285	—	—	—	3,285
K BANK Co., Ltd. (*)	1,893,785	12.6	238,158	21,894	—	—	260,052
Partner One Value Up I Private Equity Fund	13,889	23.3	3,230	—	—	—	3,230
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership	41,228	20.0	8,247	—	—	—	8,247
Crevisse Raim Impact 1st Startup Venture Specialist Private Equity Fund	15,654	25.0	3,914	—	—	523	4,437
LOTTE CARD Co., Ltd. (*)	2,936,964	20.0	587,392	—	—	—	587,392
Union Technology Finance Investment Association	41,310	29.7	12,270	—	—	—	12,270
Dicustody Co., Ltd.	92	1.0	1	—	—	—	1
Orient Shipyard Co., Ltd.	(16,517)	22.7	(3,754)	—	—	3,754	—
Joongang Network Solution Co.,Ltd.	(1,651)	25.3	(419)	—	—	507	88
Win Mortgage Co.,LTd.	2,321	4.5	105	—	—	—	105
Together-Korea Government Private Pool Private Securities Investment Trust No. 3	10,542	100.0	10,540	—	—	—	10,540
BTS 2nd Private Equity Fund	24,193	20.0	4,838	—	—	—	4,838
STASSETS FUND III	29,702	28.3	8,406	—	—	—	8,406
SF CREDIT PARTNERS, LLC	123,161	10.0	12,316	—	—	529	12,845
Rea Company	(1,488)	24.5	(365)	—	—	365	—
ARAM CMC Co.,Ltd.	184	20.0	37	—	—	(37)	—
Japanese Hotel Real Estate Private Equity Fund No.2	13,529	19.9	2,688	—	—	—	2,688
Woori Seoul Beltway Private Special Asset Fund No.1	50,360	25.0	12,590	—	—	—	12,590
Woori General Private Securities Investment Trust(Bond) No.1	206,746	25.0	51,686	—	—	—	51,686
Woori Short-term Bond Securities Investment Trust(Bond) ClassC-F	701,914	15.0	105,564	—	—	—	105,564
Woori Safe Plus General Type Private Investment Trust S-8(Bond)	113,407	9.1	10,330	—	—	—	10,330

F-13
5

	December 31, 2023
	Total net asset	Ownership (%)	Ownership portion of net assets	Basis difference	Impairment	Intercompany transaction	Book value
Woori General Private Securities Investment Trust(Bond) No.2	113,040	27.3	30,829	—	—	—	30,829
Woori Smart General Private Equity Investment Trust 1(bond)	143,973	28.6	41,135	—	—	—	41,135
Woori General Private Securities Investment Trust(Bond) No.3	184,330	27.8	51,205	—	—	—	51,205
Woori Asset Global Partnership Fund No.5	38,256	57.7	22,071	—	—	—	22,071
WOORI TAERIM 1st Fund	3,862	25.6	988	—	—	—	988
Portone-Cape Fund No.1	2,224	20.0	445	—	—	—	445
DeepDive WOORI 2022-1 Financial Investment Fund	10,381	11.9	1,236	—	—	—	1,236
Darwin Green Packaging Private Equity Fund	19,390	20.4	3,957	—	—	—	3,957
Koreawide partners 2nd Private Equity Fund	72,133	26.7	19,235	—	—	—	19,235
Woori FirstValue Private Real Estate Fund No.2	4,667	12.0	560	—	—	—	560
WooriG Real Infrastructure Blind General Type Private Placement Investment Trust	114,817	0.1	55	—	—	—	55
Woori Together TDF 2030	11,894	28.0	3,324	—	—	—	3,324
Woori Together OCIO Target Return Feeder fund (Balance Bond)	50,837	20.4	10,376	—	—	—	10,376
Australia Green Energy 1st PEF	121,430	4.0	4,811	—	—	—	4,811
Aarden Woori Apparel 1st Private Equity Fund	28,129	0.5	133	—	—	—	133
Woori Dyno 1st Private Equity Fund	12,025	19.6	2,358	—	—	—	2,358
KTB-KORUS FUND	8,956	37.5	3,359	—	—	—	3,359
KTB China Platform Fund	85,895	18.7	16,059	—	—	—	16,059
KTBN Venture Fund No.7	79,871	20.1	16,044	—	—	—	16,044
KTBN Venture Fund No.8	11,551	21.7	2,511	—	—	—	2,511
KTBN Digital Contents Korea Fund No.9	18,658	30	5,597	—	—	—	5,597
KTBN Media Contents Fund	1,887	15	283	—	—	—	283
KTB China Synergy Fund	135,487	15.1	20,405	—	—	—	20,405
NAVER-KTB Audio Contents Fund	28,767	1	288	—	—	—	288
KTBN Venture Fund No.13	72,206	19.6	14,158	—	—	—	14,158
KTBN Future Contents Fund	34,210	13.3	4,561	—	—	—	4,561
KTBN Venture Fund No.16	180,975	10.3	18,561	—	—	—	18,561
KTBN Venture Fund No.18	265,911	10.1	26,970	—	—	—	26,970
KB-KTB Technology Venture Fund	41,800	18.2	7,600	—	—	—	7,600
WOORI 2023 Scaleup Venture Fund	67,800	20	13,578	—	—	—	13,578
WOORI 2023 Start-up Venture Fund	8,081	30.1	2,433	—	—	—	2,433

F-13
6

	December 31, 2023
	Total net asset	Ownership (%)	Ownership portion of net assets	Basis difference	Impairment	Intercompany transaction	Book value
KTB-NHN China Private Equity Fund	9	33.3	3	—	—	—	3
KTBN GI Private Equity Fund	12,346	5	617	—	—	—	617
Chirochem	357	28.6	102	—	—	—	102
Godo Kaisha Oceanos 1	16,687	47.8	7,978	—	—	—	7,978
Woori Zip 1	12,746	62.4	7,629	—	—	—	7,629
Woori Zip 2	17,630	62.8	10,695	—	—	—	10,695
KG Fashion Co., Ltd.	(463)	20.8	(96)	—	—	96	—
KUM HWA Co., Ltd.	(163)	20.1	(33)	—	—	33	—
Jinmyung Plus Co., Ltd.	65	21.3	14	—	—	—	14
JC Assurance No.2 Private Equity Fund	121,588	23.5	28,610	—	(28,610)	—	—
Dream Company Growth no.1 PEF	28,111	27.8	7,809	—	—	—	7,809
HMS-Oriens 1st Fund	61,497	22.8	14,030	—	—	—	14,030
Woori G Senior Loan Private Placement Investment Trust No.1	349,132	21.7	75,590	—	—	—	75,590
Genesis Eco No.1 Private Equity Fund	37,750	29.0	10,942	—	—	—	10,942
Paratus Woori Material Component Equipment joint venture company	56,788	29.9	16,979	—	—	—	16,979
Midas No. 8 Private Equity Joint Venture Company	64,821	28.5	18,465	—	—	—	18,465
Orchestra Private Equity Fund IV	33,919	28.2	9,555	—	—	—	9,555
Synaptic Green No.1 PEF	36,150	21.1	7,611	—	—	—	7,611
IGEN2023No. 1 Private Equity Fund	32,131	24.8	7,983	—	—	—	7,983
PCC-Woori LP Secondary Fund	27,105	38.9	10,530	—	—	—	10,530
Synaptic Future Growth Private Equity Fund 1	29,748	23.8	7,069	—	—	—	7,069
Woori-Q Corporate Restructuring Private Equity Fund	62,809	32.4	20,283	—	—	—	20,283
Woori-Shinyoung Growth-Cap Private Equity Fund I	95,743	35.0	33,481	—	—	—	33,481
NH Woori Newdeal Growth Alpha Private Equity Fund 1	98,627	32.7	32,987	—	—	—	32,987
Woori BIG2 Plus Securities Investment Trust(Balanced Bond)	16,625	14.1	2,543	—	—	—	2,543
Woori 25-09 Corporate Bond (AA- or higher) Active ETF	101,701	29.3	29,821	—	—	—	29,821
Woori Short Term Government and Special Bank Bond Active ETF	58,973	20.8	12,286	—	—	—	12,286

(*)	The net asset equity amount is after the debt-for-equity swap, non-controlling etc.

F-13
7

	December 31, 2024
	Total net asset	Ownership (%)	Ownership portion of net assets	Basis difference	Impairment	Intercompany transaction	Book value
W Service Networks Co., Ltd.	4,146	4.9	204	—	—	—	204
Korea Credit Bureau Co., Ltd.	88,314	9.9	8,755	246	—	—	9,001
Korea Finance Security Co., Ltd.	24,105	15.0	3,616	—	—	—	3,616
K BANK Co., Ltd. (*)	2,018,704	12.0	241,429	20,821	—	—	262,250
Partner One Value Up I Private Equity Fund	9,128	23.3	2,123	—	—	—	2,123
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership	11,309	20.0	2,263	—	—	—	2,263
Crevisse Raim Impact 1st Startup Venture Specialist Private Equity Fund	15,645	25.0	3,911	—	—	621	4,532
LOTTE CARD Co., Ltd. (*)	2,877,907	20.0	575,580	—	—	—	575,580
Union Technology Finance Investment Association	39,628	29.7	11,770	—	—	—	11,770
Orient Shipyard Co., Ltd.	(16,601)	22.7	(3,773)	—	—	3,773	—
Win Mortgage Co.,Ltd.	2,980	4.5	135	—	—	—	135
Samsung Together Korea IPPF private securities investment trust 3 [Equity-FoFs]	10,848	100.0	10,847	—	—	—	10,847
BTS 2nd Private Equity Fund	38,999	20.0	7,799	—	—	—	7,799
STASSETS FUND III	39,497	28.3	11,178	—	—	—	11,178
SF CREDIT PARTNERS, LLC	154,711	10.0	15,470	—	—	530	16,000
ARAM CMC Co.,Ltd.	88	20.1	18	—	—	(18)	—
Japanese Hotel Real Estate Private Equity Fund No.2	14,122	19.9	2,810	—	—	(5)	2,805
Woori Seoul Beltway Private Special Asset Fund No.1	64,305	25.0	16,076	—	—	—	16,076
Woori Smart General Private Equity Investment Trust 1(bond)	146,240	28.6	41,825	—	—	(42)	41,783
Woori Asset Global Partnership Fund No.5	95,294	57.7	54,985	—	—	(8)	54,977
WOORI TAERIM 1st Fund	3,862	25.6	988	—	—	—	988
Portone-Cape Fund No.1	800	20.0	160	—	—	—	160
Darwin Green Packaging Private Equity Fund	19,128	20.4	3,904	—	—	—	3,904
Koreawide partners 2nd Private Equity Fund	72,132	26.7	19,235	—	—	—	19,235
Woori FirstValue Private Real Estate Fund No.2	4,724	12.0	567	—	—	—	567
Woori Together TDF 2025	14,470	24.7	3,577	—	—	—	3,577
Woori Together TDF 2030	16,808	22.2	3,724	—	—	—	3,724
Woori USD Treasury Target Return Bond FoF	921	23.9	220	—	—	—	220
Woori Together TDF 2035	15,296	22.5	3,448	—	—	—	3,448
Australia Green Energy 1st PEF	132,854	4.0	5,264	—	—	—	5,264
Aarden Woori Apparel 1st Private Equity Fund	19,994	0.5	95	—	—	—	95
Woori Dyno 1st Private Equity Fund	14,532	19.6	2,849	—	—	—	2,849
NH Woori Dino Co-Investment NO.2 Private Equity Fund	39,366	5.1	1,996	—	—	—	1,996
KTB-KORUS FUND	4,772	37.5	1,789	—	—	—	1,789
KTBN Venture Fund No.8	7,032	21.7	1,529	—	—	—	1,529

F-13
8

	December 31, 2024
	Total net asset	Ownership (%)	Ownership portion of net assets	Basis difference	Impairment	Intercompany transaction	Book value
KTBN Digital Contents Korea Fund No.9	16,687	30.0	5,006	—	—	—	5,006
KTBN Media Contents Fund	1,029	15.0	154	—	—	—	154
KTB China Synergy Fund	125,819	15.1	18,949	—	—	—	18,949
NAVER-KTB Audio Contents Fund	24,795	1.0	248	—	—	—	248
KTBN Venture Fund No.13	79,862	19.6	15,659	—	—	—	15,659
KTBN Future Contents Fund	31,448	13.3	4,193	—	—	—	4,193
KTBN Venture Fund No.16	154,565	10.3	15,853	—	—	—	15,853
KTBN Venture Fund No.18	251,478	10.1	25,506	—	—	—	25,506
KB-KTB Technology Venture Fund	51,424	18.2	9,350	—	—	—	9,350
WOORI 2022 Scaleup Venture Fund	88,930	20.0	17,809	—	—	—	17,809
WOORI 2022 Start-up Venture Fund	42,415	30.1	12,773	—	—	—	12,773
KTBN GI Private Equity Fund	92	5.0	5	—	—	—	5
Chirochem	366	28.6	104	—	—	—	104
Godo Kaisha Oceanos 1	15,368	47.8	7,347	—	—	—	7,347
KG Fashion Co., Ltd.	(649)	20.8	(135)	—	—	135	—
KUM HWA Co., Ltd.	(163)	20.1	(33)	—	—	33	—
Jinmyung Plus Co., Ltd.	40	21.3	9	—	—	—	9
JC Assurance No.2 Private Equity Fund	120,550	23.4	28,246	—	(28,246)	—	—
HMS-Oriens 1st Fund	65,220	22.8	14,880	—	—	—	14,880
Woori Senior Loan Private Placement Investment Trust No.1	80,914	21.7	17,517	—	—	—	17,517
Genesis Eco No.1 Private Equity Fund	37,421	29.0	10,847	—	—	—	10,847
Paratus Woori Material Component Equipment joint venture company	55,905	29.9	16,714	—	—	—	16,714
Midas No. 8 Private Equity Joint Venture Company	63,915	28.5	18,207	—	—	—	18,207
Orchestra Private Equity Fund IV	34,113	28.2	9,610	—	—	—	9,610
Synaptic Green No.1 PEF	35,618	21.1	7,499	—	—	—	7,499
IGEN2022No. 1 Private Equity Fund	32,089	24.8	7,972	—	—	—	7,972
PCC-Woori LP Secondary Fund	22,263	38.9	8,648	—	—	—	8,648
Synaptic Future Growth Private Equity Fund 1	32,343	23.8	7,685	—	—	—	7,685
Woori-Q Corporate Restructuring Private Equity Fund	99,953	34.6	34,619	—	—	(612)	34,007
Woori-Shinyoung Growth-Cap Private Equity Fund I	84,356	35.0	29,499	—	—	197	29,696
NH Woori Newdeal Growth Alpha Private Equity Fund 1	163,812	32.9	53,948	—	—	1,591	55,539
Woori Real Estate Investment No. 1 Limited Liability Company	170,787	19.9	33,919	—	—	—	33,919
Woori General Private Securities Investment Trust No. 5	210,083	28.6	60,024	—	—	—	60,024

F-13
9

	December 31, 2024
	Total net asset	Ownership (%)	Ownership portion of net assets	Basis difference	Impairment	Intercompany transaction	Book value
Woori Big Satisfaction General Private Securities Investment Trust No. 3	115,424	9.1	10,493	—	—	—	10,493
Woori General Private Securities Investment Trust No. 6	147,315	28.6	42,090	—	—	—	42,090
Woori Oncorp Corporate support of Major Industry General Type Private Investment Trust 2	171,980	2.3	4,019	—	—	(8)	4,011
Woori General Private Securities Investment Trust No. 7 (Bond)	143,907	28.6	41,116	—	—	—	41,116
Woori Smart General Private Equity Investment Trust No.1(bond)	142,484	28.4	40,477	—	—	—	40,477
Woori Future Energy Private Special Asset Investment Trust(General) No.1	—	16.0	—	—	—	—	—
Woori Big Satisfaction Corporation MMF No. 3	1,860,839	2.3	42,038	—	—	(54)	41,984
NH Woori New deal Co-Investment No.1 Private Equity Fund	29,128	19.5	5,680	—	—	(476)	5,204
KCLAVIS NPL Investment Trust NO 1-2	42,977	35.9	15,422	—	—	—	15,422
MARKET&FARM CO.,LTD.	52	23.7	12	—	—	(12)	—

(*)	The net asset equity amount is after the debt-for-equity swap, non-controlling etc.

14.	INVESTMENT PROPERTIES

(1)	Details of investment properties are as follows (Unit: Korean Won in millions):

	December 31, 2023	December 31, 2024
Acquisition cost	510,990	497,787
Accumulated depreciation	(38,136)	(46,913)
Accumulated impairment losses	(86)	(86)

Net carrying value	472,768	450,788

(2)	Changes in investment properties are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2022	2023	2024
Beginning balance	389,495	387,707	472,768
Acquisition	—	99,234	—
Disposal	(1,206)	—	(62,467)
Depreciation	(3,925)	(5,398)	(8,216)
Transfer	7,153	(2,098)	42,344
Foreign currencies translation adjustments	(3,810)	(6,677)	6,409
Others	—	—	(50)

Ending balance	387,707	472,768	450,788

F-1
40

(3)
Fair value of investment properties amounted to 802,109 million Won and 795,216 million Won and as of December 31, 2023 and 2024, respectively. The fair value of investment properties has been assessed on the basis of recent similar real estate market price and officially assessed land price in the area of the investment properties, is classified as level 3 on the
fair value hierarchy.

(4)
Rental fee earned from investment properties is amounting to 26,477 million Won and 23,307 million Won for the years ended December 31, 2023 and 2024, respectively. Operating expenses directly related to the investment properties where rental fee was earned is amounting to 5,568 million Won and 8,414 million Won.

(5)	The lease payments expected to be received in the future under lease contracts relating to investment properties as of December 31, 2023 and 2024 are as follows (Unit: Korean Won in millions):

	December 31, 2023	December 31, 2024
Lease payments:
Within a year	14,784	13,702
More than 1 year and within 2 years	8,214	9,414
More than 2 years and within 3 years	3,744	7,667
More than 3 years and within 4 years	3,172	4,362
More than 4 years and within 5 years	2,994	3,438
More than 5 years	2,944	3,441

Total	35,852	42,024

15.	PREMISES AND EQUIPMENT

(1)	Details of premises and equipment as of December 31, 2023 and 2024 are as follows (Unit: Korean Won in millions):

	December 31, 2023
	Land	Building	Equipment and vehicles	Leasehold improvement	Construction in progress	Structures	Total
Premises and equipment (owned)	1,709,712	719,738	265,064	61,369	37,194	—	2,793,077
Right-of-use asset	—	362,702	20,980	—	—	—	383,682
Carrying value	1,709,712	1,082,440	286,044	61,369	37,194	—	3,176,759

	December 31, 2024
	Land	Building	Equipment and vehicles	Leasehold improvement	Construction in progress	Structures	Total
Premises and equipment (owned)	1,662,448	683,221	305,581	71,952	68,440	—	2,791,642
Right-of-use asset	—	557,049	21,894	—	—	—	578,943
Carrying value	1,662,448	1,240,270	327,475	71,952	68,440	—	3,370,585

(2)	Details of premises and equipment (owned) as of December 31, 2023 and 2024 are as follows (Unit: Korean Won in millions):

	December 31, 2023
	Land	Building	Equipment and vehicles	Leasehold improvement	Construction in progress	Structures	Total
Acquisition cost	1,710,372	1,098,682	1,229,740	486,763	37,194	20	4,562,771
Accumulated depreciation	—	(378,944)	(964,676)	(425,394)	—	(20)	(1,769,034)
Accumulated impairment losses	(660)	—	—	—	—	—	(660)

Net carrying value	1,709,712	719,738	265,064	61,369	37,194	—	2,793,077

F-14
1

	December 31, 2024
	Land	Building	Equipment and vehicles	Leasehold improvement	Construction in progress	Structures	Total
Acquisition cost	1,663,108	1,087,536	1,305,020	505,417	68,440	20	4,629,541
Accumulated depreciation	—	(404,315)	(999,439)	(433,465)	—	(20)	(1,837,239)
Accumulated impairment losses	(660)	—	—	—	—	—	(660)

Net carrying value	1,662,448	683,221	305,581	71,952	68,440	—	2,791,642

(3)	Details of changes in premises and equipment (owned) are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2022
	Land	Building	Equipment and vehicles	Leasehold improvement	Construction in progress	Structures	Total
Beginning balance	1,719,325	756,964	258,361	51,354	3,171	1	2,789,176
Acquisitions	24	14,524	98,620	28,178	31,810	—	173,156
Disposals	(20,024)	(788)	(1,003)	(656)	—	—	(22,471)
Depreciation	—	(32,290)	(97,600)	(21,185)	—	(1)	(151,076)
Classification of assets held for sale	(6,405)	(6,704)	—	—	—	—	(13,109)
Transfer	(3,040)	(4,113)	—	—	—	—	(7,153)
Foreign currencies translation adjustments	(855)	(428)	392	549	225	—	(117)
Business combination	5,917	3,523	2,586	—	—	—	12,026
Others	415	(12)	(78)	112	(3,022)	—	(2,585)

Ending balance	1,695,357	730,676	261,278	58,352	32,184	—	2,777,847

	For the year ended December 31, 2023
	Land	Building	Equipment and vehicles	Leasehold improvement	Construction in progress	Structures	Total
Beginning balance	1,695,357	730,676	261,278	58,352	32,184	—	2,777,847
Acquisitions	43	18,107	112,908	24,874	8,790	—	164,722
Disposals	(367)	(530)	(13,630)	(1,017)	(3,600)	—	(19,144)
Depreciation	—	(33,318)	(96,684)	(21,062)	—	—	(151,064)
Classification of assets held for sale	(936)	(1,568)	—	—	—	—	(2,504)
Transfer	5,445	(3,347)	—	—	—	—	2,098
Foreign currencies translation adjustments	638	322	296	186	(68)	—	1,374
Business combination	9,530	9,530	318	—	—	—	19,378
Others	2	(134)	578	36	(112)	—	370

Ending balance	1,709,712	719,738	265,064	61,369	37,194	—	2,793,077

F-14
2

	For the year ended December 31, 2024
	Land	Building	Equipment and vehicles	Leasehold improvement	Construction in progress	Structures	Total
Beginning balance	1,709,712	719,738	265,064	61,369	37,194	—	2,793,077
Acquisitions	215	27,919	125,793	29,714	38,215	—	221,856
Disposals	(7,602)	—	(2,358)	(1,556)	—	—	(11,516)
Depreciation	—	(33,905)	(99,634)	(22,304)	—	—	(155,843)
Classification of assets held for sale	(26,007)	(12,416)	—	—	—	—	(38,423)
Transfer	(22,991)	(19,353)	6,440	853	(7,293)	—	(42,344)
Foreign currencies translation adjustments	1,876	726	4,409	3,061	333	—	10,405
Business combination	—	—	1,283	—	—	—	1,283
Others	7,245	512	4,584	815	(9)	—	13,147

Ending balance	1,662,448	683,221	305,581	71,952	68,440	—	2,791,642

(4)	Details of right-of-use assets as of December 31, 2023 and 2024 are as follows (Unit: Korean Won in millions):

	December 31, 2023
	Building	Equipment and vehicles	Total
Acquisition cost	735,396	40,389	775,785
Accumulated depreciation	(372,694)	(19,409)	(392,103)

Net carrying value	362,702	20,980	383,682

	December 31, 2024
	Building	Equipment and vehicles	Total
Acquisition cost	1,031,511	39,113	1,070,624
Accumulated depreciation	(474,462)	(17,219)	(491,681)

Net carrying value	557,049	21,894	578,943

(5)	Details of changes in right-of-use assets are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2022
	Building	Equipment and vehicles	Total
Beginning balance	367,480	18,064	385,544
New contracts	225,396	9,819	235,215
Changes in contract	3,514	(26)	3,488
Termination	(43,597)	(870)	(44,467)
Depreciation	(211,175)	(11,406)	(222,581)
Business combination	819	—	819
Others	7,057	8	7,065

Ending balance	349,494	15,589	365,083

F-14
3

	For the year ended December 31, 2023
	Building	Equipment and vehicles	Total
Beginning balance	349,494	15,589	365,083
New contracts	192,111	18,699	210,810
Changes in contract	25,570	138	25,708
Termination	(15,340)	(1,647)	(16,987)
Depreciation	(201,232)	(12,133)	(213,365)
Business combination	675	271	946
Others	11,424	63	11,487

Ending balance	362,702	20,980	383,682

	For the year ended December 31, 2024
	Building	Equipment and vehicles	Total
Beginning balance	362,702	20,980	383,682
New contracts	353,531	12,809	366,340
Changes in contract	80,622	78	80,700
Termination	(17,579)	(1,535)	(19,114)
Depreciation	(230,345)	(12,962)	(243,307)
Business combination	1,129	73	1,202
Others	6,989	2,451	9,440

Ending balance	557,049	21,894	578,943

16.	INTANGIBLE ASSETS

(1)	Details of intangible assets are as follows (Unit: Korean Won in millions):

	December 31, 2023
	Goodwill	Industrial property rights	Development cost	Other intangible assets	Membership deposit	Construction in progress	Total
Acquisition cost	445,093	2,292	859,678	1,388,397	50,857	8,142	2,754,459
Accumulated amortization	—	(1,783)	(617,587)	(1,101,688)	—	—	(1,721,058)
Accumulated impairment losses	—	—	—	(33,553)	(3,006)	—	(36,559)

Net carrying value	445,093	509	242,091	253,156	47,851	8,142	996,842

	December 31, 2024
	Goodwill	Industrial property rights	Development cost	Other intangible assets	Membership deposit	Construction in progress	Total
Acquisition cost	482,707	2,419	965,131	1,511,286	55,444	6,598	3,023,585
Accumulated amortization	—	(1,971)	(689,440)	(1,204,181)	—	—	(1,895,592)
Accumulated impairment losses	—	—	—	(33,552)	(3,039)	—	(36,591)

Net carrying value	482,707	448	275,691	273,553	52,405	6,598	1,091,402

F-14
4

(2)	Details of changes in intangible assets are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2022
	Goodwill	Industrial property rights	Development cost	Other intangible assets	Membership deposit	Construction in progress	Total
Beginning balance	345,449	723	207,708	193,182	37,607	717	785,386
Acquisitions	—	162	91,992	62,073	6,571	2,421	163,219
Disposal	—	—	—	(2)	(1,295)	—	(1,297)
Amortization (*)	—	(242)	(87,294)	(75,299)	—	—	(162,835)
Reversal of Impairment losses	—	—	—	—	88	—	88
Transfer	—	—	300	182	—	(482)	—
Business combination	57,670	—	—	7,795	—	—	65,465
Foreign currencies translation adjustments	(5,592)	—	(5)	(865)	(42)	(53)	(6,557)
Others	—	—	(74)	5,307	(12)	424	5,645

Ending balance	397,527	643	212,627	192,373	42,917	3,027	849,114

(*)	Amortization of other intangible assets amounting to 14,664 million Won is included in other operating expenses.

	For the year ended December 31, 2023
	Goodwill	Industrial property rights	Development cost	Other intangible assets	Membership deposit	Construction in progress	Total
Beginning balance	397,527	643	212,627	192,373	42,917	3,027	849,114
Acquisitions	—	72	105,596	125,509	4,000	7,612	242,789
Disposal	—	—	—	(1,028)	(1,290)	—	(2,318)
Amortization (*)	—	(206)	(76,192)	(84,556)	—	—	(160,954)
Reversal of impairment losses	—	—	—	—	37	—	37
Transfer	—	—	61	650	(392)	(350)	(31)
Business combination	41,527	—	—	18,882	2,565	—	62,974
Foreign currencies translation adjustments	6,039	—	(1)	854	4	(28)	6,868
Others	—	—	—	472	10	(2,119)	(1,637)

Ending balance	445,093	509	242,091	253,156	47,851	8,142	996,842

(*)	Amortization of other intangible assets amounting to 22,349 million Won is included in other operating expenses.

F-14
5

	For the year ended December 31, 2024
	Goodwill	Industrial property rights	Development cost	Other intangible assets	Membership deposit	Construction in progress	Total
Beginning balance	445,093	509	242,091	253,156	47,851	8,142	996,842
Acquisitions	—	18	96,140	94,047	6,988	25,376	222,569
Disposal	—	—	(113)	(1,794)	(2,665)	—	(4,572)
Amortization (*)	—	(188)	(75,417)	(93,679)	—	—	(169,284)
Impairment losses	—	—	—	—	(296)	(575)	(871)
Transfer	—	109	12,990	11,067	(77)	(24,089)	—
Business combination	15,139	—	—	6,117	756	—	22,012
Foreign currencies translation adjustments	22,475	—	—	4,502	345	586	27,908
Others	—	—	—	137	(497)	(2,842)	(3,202)

Ending balance	482,707	448	275,691	273,553	52,405	6,598	1,091,402

(*)	Amortization of other intangible assets amounting to 28,509 million Won is included in other operating expenses.

(3)	Goodwill

1)	Details of allocated goodwill based on each cash-generating unit as of December 31, 2023 and 2024 are as follows (Unit: Korean Won in millions):

Cash-generating unit (*1)	December 31, 2023	December 31, 2024
Woori Asset Management Corp.	43,036	45,066
Woori Global Asset Management Co., Ltd. (*2)	2,030	—
Woori Asset Trust Co., Ltd.	141,780	141,780
Woori Venture Partners Co., Ltd.	41,527	41,527
Woori Investment Securities Co., Ltd.	—	15,139
PT Bank Woori Saudara Indonesia 1906 Tbk (*3)	100,267	109,262
WOORI BANK (CAMBODIA) PLC (*4)	56,513	64,584
PT Woori Finance Indonesia Tbk. (*5)	53,097	57,861
Others	6,843	7,488

Total	445,093	482,707

(*1)
Allocated to the cash-generating unit that will benefit from the synergy effect of the business combination, and the cash-generating unit is generally comprised of the operating segment or sub-sectors.

(*2)	Woori Asset Management Corp. merged with Woori Global Management Co., Ltd. through a business combination.
(*3)	The Group has acquired Saudara Bank to expand retail sales in Indonesia, and recognized the goodwill as it is expected to strengthen the competitiveness by securing a local sales network in Indonesia.
(*4)	The Group has acquired VisionFund Cambodia to expand retail sales in Cambodia, and recognized goodwill based on the economies of scale and acquired customer base.
(*5)
The company acquired PT Batavia Prosperindo Finance Tbk to expand its installment financing operations in Indonesia. Goodwill was recognized due to the anticipated enhancement of competitiveness through securing a network in the Indonesian used car market and strengthening existing customer relationships.

2)	Impairment test
The recoverable amount of the cash-generating unit is measured at larger amount among the fair value less costs to sell or the value to use.

F-14
6

The net fair value is calculated by deducting costs of disposal from the amount received from the sale of the cash-generating unit in an arm’s length transaction between the parties with reasonable judgment and willingness to negotiate. In case of difficulty in measuring this amount, the sale amount of a similar cash-generating unit in the past market is calculated by reflecting the characteristics of the cash-generating unit. If reliable information related to fair value less costs to sell is not available, value in use is considered as recoverable amount. Value in use is the present value of future cash flows expected to be generated by the cash-generating unit. Future cash flows are estimated based on the latest financial budget approved by the management, with an estimated period of up to five years. The Group applied 1.0% growth rate to estimate future cash flow for the period over five years. The main assumptions used to estimate cash flows are about the size of the market and the share of the group. The appropriate discount rate for discounting future cash flows is the pre-tax discount rate, including assumptions about risk-free interest rates, market risk premium, and systemic risk of cash-generating units. The impairment test, which compares the carrying amount and recoverable amount of the cash-generating unit to which goodwill has been allocated, is conducted every year and every time an impairment sign occurs.

Category	Woori Investment Securities Co., Ltd.	Woori Asset Trust Co., Ltd.	Woori Asset Management Corp.	Woori Venture Partners Co., Ltd.	PT Bank Woori Saudara Indonesia 1906 Tbk	WOORI BANK (CAMBODIA) PLC	PT Woori Finance Indonesia Tbk
Discount rate (%).	11.47	12.65	20.47	12.98	16.70	14.08	13.59
Terminal growth rate (%)	1.00	1.00	1.00	1.00	1.00	1.00	1.00
Recoverable amount.	1,751,457	719,560	253,573	204,415	1,159,909	611,920	144,221
Carrying amount	1,171,779	612,513	208,862	185,565	1,157,185	608,181	143,312
As a result of the impairment test on goodwill, it is determined that the carrying amount of the cash-generating unit to which the goodwill has been allocated will not exceed the recoverable amount.

3)	Sensitivity analysis
The sensitivity of the fair value measurement to changes in significant but unobservable inputs used in measuring fair value is as follows (Unit: Korean Won in millions):

Category		Woori Investment Securities Co., Ltd.	Woori Asset Trust Co., Ltd.	Woori Asset Management Corp.	Woori Venture Partners Co., Ltd.	PT Bank Woori Saudara Indonesia 1906 Tbk	WOORI BANK (CAMBODIA) PLC	PT Woori Finance Indonesia Tbk
Discount rate (%).	Increase by 1.0% point	(158,579)	(44,826)	(7,872)	(29,201)	(94,117)	(57,636)	(11,494)
	Decrease by 1.0% point	204,651	55,470	9,010	36,971	110,818	69,745	13,521
Terminal growth rate (%)	Increase by 1.0% point	141,716	34,519	4,508	25,817	35,178	23,170	8,899
	Decrease by 1.0% point	(110,941)	(27,902)	(3,964)	(20,569)	(32,488)	(21,101)	(7,589)

F-14
7

17.	ASSETS HELD FOR SALE
Assets held for distribution (sale) are as follows (Unit: Korean Won in millions):

Assets (*)	December 31, 2023	December 31, 2024
Premises and equipment	11,573	31,266
Others	8,772	42,723

Total	20,345	73,989

(*)	The Group classifies assets as held for sale that are highly likely to be sold within one year from December 31, 2023 and December 31, 2024.
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

18.	ASSETS SUBJECT TO LIEN AND ASSETS ACQUIRED THROUGH FORECLOSURES

(1)	Assets subjected to lien are as follows (Unit: Korean Won in millions):

		December 31, 2023
		Collateral given to	Amount	Reason for collateral
Financial assets at FVTPL	Korean treasury and government bonds, etc.	Mirae Asset Global Investments Co., Ltd., etc.	238,461	Related to bonds sold under repurchase agreements (*1)
	Korean treasury and government bonds, etc.	Korea Securities Depository	675,815	Securities borrowing collateral
	Korean treasury and government bonds, etc.	SHINHAN SECURITIES CO, etc.	6,534	Future trading collateral
	Korean financial institutions’ debt securities, etc.	Korea Exchange Co., Ltd etc.	385,394	Variable margin deposit for CSA, etc.
	Korean capital contributions, etc.	Korea Software Financial Cooperative	107	Bid guarantee, etc.
Financial assets at FVTOCI	Korean treasury and government bonds	Korea Securities Depository	73,846	Related to bonds sold under repurchase agreements (*1)
	Korean financial institutions’ debt securities, etc.	The BOK, etc.	8,182,907	Settlement risk, etc.
	Debt securities in foreign currencies	Korea Investment & Securities, etc.	955,126	Substitute securities, etc.
	Debt securities in foreign currencies	Postal Savings Bank of China	482,737	Related to bonds sold under repurchase agreements (*1)
Securities at amortized cost	Korean treasury and government bonds	The BOK, etc.	10,380,306	Settlement risk, etc.
	Debt securities in foreign currencies	NATIXIS	48,368	Related to bonds sold under repurchase agreements (*1)
	Debt securities in foreign currencies	FEDERAL RESERVE BANK	23,180	Related to the borrowing limit

F-14
8

		December 31, 2023
		Collateral given to	Amount	Reason for collateral
Loan at amortized cost and other financial assets	Other due from banks in local currency	MORGAN STANLEY BANK INTL, SEL, etc.	26,854	Variable margin deposit for CSA, etc.
	Other due from banks in foreign currency	Korea Investment & Securities, etc.	765,330	Overseas futures option deposit, etc.
	Mortgage loan	Public offering	1,242,963	Related to covered bonds
Premises and equipment	Land and building	Gakorea Co., Ltd , etc.	1,808	Right to collateral and others (*2)
Investment properties	Land and building	Gakorea Co., Ltd.	5,211	Right to collateral (*2)

		Total	23,494,947

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

(*2)	The maximum pledge amount is 339 million Won.

		December 31, 2024
		Collateral given to	Amount	Reason for collateral
Financial assets at FVTPL	Korean treasury and government bonds, etc.	Shinhan Bank, etc.	1,271,304	Related to bonds sold under repurchase agreements (*1)
	Korean treasury and government bonds, etc.	Korea Securities Depository	240,005	Securities borrowing collateral
	Korean treasury and government bonds, etc.	SHINHAN SECURITIES CO, etc.	11,134	Future trading collateral
	Korean financial institutions’ debt securities, etc.	DBS BANK LTD, SEL, etc.	698,231	Variable margin deposit for CSA, etc.
	Korean capital contributions, etc.	Korea Software Financial Cooperative	109	Bid guarantee, etc.
Financial assets at FVTOCI	Korean financial institutions’ debt securities, etc.	CITIBANK, LONDON, etc.	74,143	Related to bonds sold under repurchase agreements (*1)
	Korean treasury and government bonds	Industrial Bank of Korea	10,115	Related to bonds sold under repurchase agreements (*1)
	Korean financial institutions’ debt securities, etc.	The BOK, etc.	8,863,286	Settlement risk, etc.
	Debt securities inforeign currencies	Central Bank of Brazil, etc.	164,136	Related to bonds sold under repurchase agreements (*1)
	Debt securities inforeign currencies	RJF	110,530	Related to the borrowing limit
	Debt securities inforeign currencies	SOCIETE GENERALE, PAR, etc.	358,781	Variable margin deposit for CSA, etc.
Securities at amortized cost	Korean treasury and government bonds	The BOK, etc.	11,526,197	Settlement risk, etc.
	Debt securities inforeign currencies	NATIXIS	41,442	Related to bonds sold under repurchase agreements (*1)
	Debt securities inforeign currencies	RJF, etc.	34,508	Related to the borrowing limit
Loan at amortized cost and other financial assets	Due from banks in local currency	KEB Hana Bank Co., Ltd., etc.	6,431	Collateral for difference settlement

F-14
9

		December 31, 2024
		Collateral given to	Amount	Reason for collateral
	Other due from banks in local currency	Korea Exchange Co.,Ltd.	3	Korean Won CCP margin
	Other due from banks in foreign currency	BNP-PARIBAS, PAR, etc.	647,782	Variable margin deposit for CSA, etc.
	Mortgage loan	Public offering	1,790,810	Related to covered bonds
Premises and Equipment	Land and building	Gakorea Co., Ltd , etc.	1,808	Right to collateral and others (*2)
Investment properties	Land and building	Gakorea Co., Ltd.	5,211	Right to collateral (*2)

		Total	25,855,966

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

(*2)	The maximum pledge amount is 339 million Won.

(2)	Details of assets acquired through foreclosures are as follows (Unit: Korean Won in millions):

	December 31, 2023	December 31, 2024
Investment properties
Land	6,404	6,463
Building	148	23
Sub-total	6,552	6,486
Other assets
Land for non-business use	30,950	38,627
Building for non-business use (*1)	5,174	7,591
Movables for non-business use (*2)	111	110
Real estate assessment provision for non-business use	(1,611)	(1,898)
Sub-total	34,624	44,430
Assets held for sale
Land	2,393	2,215
Building	1,853	1,780
Sub-total	4,246	3,995

Total	45,422	54,911

(*1)	The cumulative depreciation amount as of December 31, 2023 and 2024 is 1,471 million Won and 2,357 million Won, respectively.
(*2)	The cumulative depreciation amount as of December 31, 2023 and 2024 is 886 million Won and 387 million Won, respectively.

(3)	Securities loaned are as follows (Unit: Korean Won in millions):

		December 31, 2023	December 31, 2024	Loaned to
Financial assets at FVTPL	Korean treasury and government bonds, etc.	625,398	12,361	Korea Securities Finance Corporation
Financial assets at FVTOCI	Korean treasury and government bonds, etc.	592,218	—	Korea Securities Depository and others
Securities loaned are lending of specific securities to borrowers who agree to return the same amount of the same security at the end of lending period. As the Group does not derecognize these securities.

F-1
5
0

(4)	Collaterals held that can be disposed and re-subjected to lien regardless of defaults of counterparties
Fair values of collaterals held that can be disposed and re-subjected to lien regardless of defaults of counterparties as of December 31, 2023 and 2024 are as follows (Unit: Korean Won in millions):

	December 31, 2023
	Fair values of collaterals	Fair values of collaterals were disposed or re-subjected to lien
Securities	3,443,822	—

	December 31, 2024
	Fair values of collaterals	Fair values of collaterals were disposed or re-subjected to lien
Securities	10,640,153	—

19.	OTHER ASSETS
Details of other assets are as follows (Unit: Korean Won in millions):

	December 31, 2023	December 31, 2024
Lease assets	3,306,464	3,965,839
Prepaid expenses	345,202	359,638
Advance payments	95,025	194,881
Non-operational assets	34,625	44,430
Others	60,471	40,575

Total	3,841,787	4,605,363

20.	FINANCIAL LIABILITIES AT FVTPL

(1)	Financial liabilities at FVTPL are as follows (Unit: Korean Won in millions):

	December 31, 2023	December 31, 2024
Financial instruments at fair value through profit or loss	6,138,313	9,348,781
Financial liabilities designated to be measured at FVTPL	—	547,816

Total	6,138,313	9,896,597

(2)	Financial liabilities at fair value through profit or loss are as follows (Unit: Korean Won in millions):

	December 31, 2023	December 31, 2024
Deposits
Gold banking liabilities	39,524	74,205
Borrowings
Securities sold	155,765	182,478
Derivative liabilities	5,943,024	9,092,098

Total	6,138,313	9,348,781

F-15
1

(3)	Financial liabilities designated to be measured at FVTPL are as follows (Unit: Korean Won in millions):

	December 31, 2023	December 31, 2024
Deposits due to customers
Time deposits	—	547,816
In accordance with documented risk management or investment strategies, the group manages a portfolio of financial instruments on a fair value basis and evaluates their performance. Therefore, under IFRS 9
Financial Instrument
, financial liabilities are designated to be measured at FVTPL as this provides more relevant information
.

(4)	Changes in fair value due to change in credit risk reflected in financial liabilities designated to be measured at FVTPL are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2022	2023	2024
Financial liabilities designated to be measured at FVTPL at the end of each period	—	—	547,816
Changes in fair value due to change in credit risk (*)	—	—	(1,831)
Accumulated change in fair value due to change in credit risk (*)	—	—	(1,831)

(*)
The amounts recognized in other comprehensive income related to financial liabilities designated to be measured at FVTPL are 1,831 million Won during the year ended December 31, 2024, with an accumulated profit of 1,831 million Won.

The adjustment to reflect the Group’s credit risk is considered in measuring the fair value of deposits due to customers. The Group’s credit risk is determined by adjusting credit spread observed in credit rating of the Group.

(5)	The difference between carrying amount and nominal amount at maturity of financial liabilities designated to be measured at FVTPL are as follows (Unit: Korean Won in millions):

	December 31, 2023	December 31, 2024
Carrying amount	—	547,816
Nominal amount at maturity	—	530,000
Difference	—	17,816

F-15
2

21.	DEPOSITS DUE TO CUSTOMERS
Details of deposits due to customers by type are as follows (Unit: Korean Won in millions):

	December 31, 2023	December 31, 2024
Deposits in local currency:
Deposits on demand	8,803,962	7,880,603
Deposits at termination	282,846,971	290,908,040
Mutual installment	21,602	19,901
Deposits on notes payables	4,119,801	4,000,894
Deposits on CMA	95,237	120,666
Certificate of deposits	14,767,307	11,742,425
Other deposits	1,117,673	1,037,811

Sub-total	311,772,553	315,710,340

Deposits in foreign currencies:
Deposits in foreign currencies	46,196,650	50,988,673
Present value discount	(184,906)	(144,359)

Sub-total	46,011,744	50,844,314

Customers’ deposits for beneficiary	—	266,502

Total	357,784,297	366,821,156

22.	BORROWINGS AND DEBENTURES

(1)	Details of borrowings are as follows (Unit: Korean Won in millions):

	December 31, 2023
	Lenders	Interest rate (%)	Amount
Borrowings in local currency:
Borrowings from The BOK	The BOK	2.0	1,565,444
Borrowings from government funds	Small Enterprise and Market Service and others	0.0 ~ 3.4	1,996,579
Others	The Korea Development Bank and others	0.0 ~ 6.7	11,206,471

Sub-total			14,768,494
Borrowings in foreign currencies:
Borrowings in foreign currencies	The Export-Import Bank of Korea and others	0.0 ~ 10.0	14,006,644
Bills sold	Others	0.0 ~ 2.7	6,325
Call money	Bank and others	4.1 ~ 6.6	1,115,923
Bonds sold under repurchase agreements	Other financial institutions	1.0 ~ 11.7	1,119,991
Present value discount			(30,631)

Total			30,986,746

F-15
3

	December 31, 2024
	Lenders	Interest rate (%)	Amount
Borrowings in local currency:
Borrowings from The BOK	The BOK	1.5	1,981,928
Borrowings from government funds	Small Enterprise and Market Service and others	0.0 ~ 3.5	2,165,257
Others	The Korea Development Bank and others	0.0 ~ 5.6	7,955,941

Sub-total			12,103,126
Borrowings in foreign currencies:
Borrowings in foreign currencies	The Export-Import Bank of Korea and others	0.0 ~ 12.0	15,081,035
Bills sold	Others	0.0 ~ 2.7	3,690
Call money	Bank and others	1.7 ~ 4.9	1,402,780
Bonds sold under repurchase agreements	Other financial institutions	1.0 ~ 12.2	1,530,767
Present value discount			(4,367)

Total			30,117,031

(2)	Details of debentures are as follows (Unit: Korean Won in millions):

	December 31, 2023		December 31, 2024
	Interest rate (%)	Amount	Interest rate (%)	Amount
Face value of bond (*) :
Ordinary bonds	0.8 ~ 7.5	34,393,418	0.8 ~ 7.5	41,665,997
Subordinated bonds	1.9 ~ 5.1	5,241,848	1.9 ~ 5.1	4,421,380
Other bonds	1.6 ~ 17.0	1,667,895	1.6 ~ 17.0	2,250,672

Sub-total		41,303,161		48,338,049

Discounts on bonds		(63,916)		(130,946)

Total		41,239,245		48,207,103

(*)
Included debentures under fair value hedge amounting to and 3,943,224 million Won and 3,952,047 million Won as of December 31, 2023 and 2024 respectively. Also, debentures under cash flow hedge amounting to 932,392 million Won and 1,860,100 million Won are included as of December 31, 2023 and 2024 respectively.

23.	PROVISIONS

(1)	Details of provisions are as follows (Unit: Korean Won in millions):

	December 31, 2023	December 31, 2024
Asset retirement obligation	95,179	97,772
Provisions for guarantees (*1)	80,703	71,470
Provisions for unused loan commitments	135,335	137,562
Other provisions (*2)	494,814	304,624

Total	806,031	611,428

(*1)	Provisions for guarantees includes provision for financial guarantee of 50,125 million Won and 48,785 million Won as of December 31, 2023 and 2024, respectively.

F-15
4

(*2)	Other provisions consist of provision for litigation, loss compensation and others.

(2)	Changes in provisions for guarantees and unused loan commitments are as follows (Unit: Korean Won in millions):

1)	Provisions for guarantees

	For the year ended December 31, 2022
	Stage1	Stage2	Stage3	Total
Beginning balance	52,830	15,269	6,767	74,866
Transfer to 12-month expected credit loss	1,206	(1,206)	—	—
Transfer to expected credit loss for the entire period	(119)	119	—	—
Transfer to credit-impaired financial assets	(3)	(338)	341	—
Provisions used	—	—	—	—
Net provision (reversal) of unused amount	(3,449)	10,483	577	7,611
Others (*)	(5,969)	—	—	(5,969)

Ending balance	44,496	24,327	7,685	76,508

(*)	Recognized as a result of new financial guarantee contract valued at initial fair value.

	For the year ended December 31, 2023
	Stage1	Stage2	Stage3	Total
Beginning balance	44,496	24,327	7,685	76,508
Transfer to 12-month expected credit loss	20,503	(20,503)	—	—
Transfer to expected credit loss for the entire period	(453)	453	—	—
Transfer to credit-impaired financial assets	(4)	(3)	7	—
Provisions used	—	—	—	—
Net provision (reversal) of unused amount	5,492	(1,470)	(467)	3,555
Others (*)	644	(4)	—	640

Ending balance	70,678	2,800	7,225	80,703

(*)	Recognized as a result of new financial guarantee contract valued at initial fair value.

	For the year ended December 31, 2024
	Stage1	Stage2	Stage3	Total
Beginning balance	70,678	2,800	7,225	80,703
Transfer to 12-month expected credit loss	317	(317)	—	—
Transfer to expected credit loss for the entire period	(230)	230	—	—
Transfer to credit-impaired financial assets	(100)	(90)	190	—
Net provision (reversal) of unused amount	(9,352)	(108)	4,211	(5,249)
Others (*)	(4,004)	19	1	(3,984)

Ending balance	57,309	2,534	11,627	71,470

(*)	Recognized as a result of changes in financial guarantee liabilities.

F-15
5

2)	Provisions for unused loan commitment

	For the year ended December 31, 2022
	Stage1	Stage2	Stage3	Total
Beginning balance	67,440	44,536	320	112,296
Transfer to 12-month expected credit loss	14,349	(14,217)	(132)	—
Transfer to expected credit loss for the entire period	(2,619)	2,648	(29)	—
Transfer to credit-impaired financial assets	(197)	(306)	503	—
Net provision (reversal) of unused amount	(11,402)	5,527	(457)	(6,332)
Others	69	—	—	69

Ending balance	67,640	38,188	205	106,033

	For the year ended December 31, 2023
	Stage1	Stage2	Stage3	Total
Beginning balance	67,640	38,188	205	106,033
Transfer to 12-month expected credit loss	19,492	(19,458)	(34)	—
Transfer to expected credit loss for the entire period	(3,631)	3,670	(39)	—
Transfer to credit-impaired financial assets	(183)	(263)	446	—
Net provision (reversal) of unused amount	25,438	4,191	(346)	29,283
Others	19	—	—	19

Ending balance	108,775	26,328	232	135,335

	For the year ended December 31, 2024
	Stage1	Stage2	Stage3	Total
Beginning balance	108,775	26,328	232	135,335
Transfer to 12-month expected credit loss	9,966	(9,945)	(21)	—
Transfer to expected credit loss for the entire period	(3,485)	3,491	(6)	—
Transfer to credit-impaired financial assets	(277)	(321)	598	—
Net provision (reversal) of unused amount	(7,731)	5,209	3,412	890
Others	970	134	233	1,337

Ending balance	108,218	24,896	4,448	137,562

(3)	Changes in asset retirement obligation for the years ended December 31, 2022, 2023 and 2024 are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2022	2023	2024
Beginning balance	80,777	82,717	95,179
Provisions provided	4,082	6,979	5,790
Provisions used	(7,400)	(1,542)	(5,467)
Reversal of provisions unused	(21)	(1,202)	(957)
Changes due to business combinations	—	—	218
Unwinding of discount	909	2,412	1,551
Increase (decrease) of restoration expense, etc.	4,370	5,815	1,458

Ending balance	82,717	95,179	97,772

The amount of the asset retirement obligation is the present value of the best estimate of future expected expenditure to settle the obligation – arising from leased premises as of December 31, 2024, discounted by appropriate discount rate. The restoration cost is expected to occur by the end of each premise’s lease period, and

F-15
6

the Group has used average lease period of each category of leases terminated during the past years in order to rationally estimate the lease period. In addition, the Group used average amount of actual recovery cost for the past 3 years and the inflation rate for last year in order to estimate future recovery cost.

(4)	Changes in other provisions for the years ended December 31, 2022, 2023 and 2024 are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2022	2023	2024
Beginning balance	308,195	280,607	494,814
Provisions provided	36,284	265,574	31,028
Provisions used	(8,540)	(30,974)	(186,343)
Reversal of provisions unused (*)	(54,893)	(18,579)	(9,069)
Foreign currencies translation adjustments	(621)	(1,844)	209
Transfer	—	—	(21,343)
Others	182	30	(4,672)

Ending balance	280,607	494,814	304,624

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

2)
The Group recognized provisions for estimated compensation amounts related to the prepayment arising from the delay in the redemption of funds before the prior fiscal year and the dispute settlement as the best estimate of the expenditure amounting to 246,422 million won. In addition, The Group recognized provision amounting to 781 million won for estimated compensation of expected customer loss related to equity-linked securities during the current period.

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

F-15
7

The Group is exposed to various risks through defined benefit retirement pension plan, and the most significant risks are as follows:

Volatility of asset	The defined benefit obligation was estimated with an interest rate calculated based on the return on high quality corporate bond. A deficit may occur if the rate of return of plan assets falls short of the interest rate.

Decrease in the return on high quality corporate bond	A decrease in the return on high quality corporate bond will be offset by some increase in the value of debt securities that the employee benefit plan owns but will bring an increase in the defined benefit obligation.

Risk of inflation	Defined benefit obligations are related to inflation rate; the higher the inflation rate is, the higher the level of liabilities. Therefore, deficit occurs in the system if an inflation rate increases.

(1)	Details of net defined benefit liability (asset) are as follows (Unit: Korean Won in millions):

	December 31, 2023	December 31, 2024
Present value of defined benefit obligation	1,574,087	1,751,605
Fair value of plan assets	(1,807,408)	(1,892,290)

Net defined benefit liabilities(assets)	(233,321)	(140,685)

(2)	Changes in the carrying value of defined benefit obligation are as follows (Unit: Korean Won in millions):

		For the years ended December 31
		2022	2023	2024
	Beginning balance	1,618,098	1,377,545	1,574,087
	Current service cost	166,741	132,302	143,051
	Interest cost	48,238	72,683	70,959
Remeasurements	Financial assumption	(356,344)	70,284	88,078
	Demographic assumptions	(9)	—	(264)
	Experience adjustments	(3,838)	13,926	(18,547)
	Retirement benefit paid	(92,914)	(92,146)	(101,008)
	Foreign currencies translation adjustments	(69)	80	401
	Others	(2,358)	(587)	(5,152)

	Ending balance	1,377,545	1,574,087	1,751,605

(3)	Changes in the plan assets are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2022	2023	2024
Beginning balance	1,591,458	1,661,623	1,807,408
Interest income	49,916	91,550	84,981
Remeasurements	(18,095)	(23,752)	(15,323)
Employer’s contributions	127,979	175,220	115,159
Retirement benefit paid	(87,472)	(94,607)	(94,940)
Others	(2,163)	(2,626)	(4,995)

Ending balance	1,661,623	1,807,408	1,892,290

F-15
8

(4)	The fair value of the plan assets by composition as of December 31, 2023 and 2024 are as follows (Unit: Korean Won in millions):

	December 31, 2023	December 31, 2024
Cash and due from banks	1,807,408	1,892,290
Meanwhile, among plan assets, realized returns on plan assets amount to 67,798 million Won and 69,658 million Won for the years ended December 31, 2023 and 2024, respectively. The contribution expected to be paid in the next accounting year amounts to 147,237 million Won.

(5)	Amounts related to the defined benefit plan that are recognized in the consolidated statements of comprehensive income are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2022	2023	2024
Current service cost	166,741	132,302	143,051
Net interest income (expense)	(1,678)	(18,867)	(14,022)

Cost recognized in net income	165,063	113,435	129,029

Remeasurements (*)	(342,096)	107,962	84,590

Cost recognized in total comprehensive income	(177,033)	221,397	213,619

(*)	Amount before tax
Retirement benefits related to defined contribution plans recognized as expenses are 4,240 million Won, 6,217 million Won and 5,470 million Won for the years ended December 31, 2022, 2023 and 2024, respectively.

(6)	Key actuarial assumptions used in net defined benefit liability measurement are as follows:

	December 31, 2022	December 31, 2023	December 31, 2024
Discount rate	5.25% ~ 5.99%	4.25% ~ 5.15%	3.68% ~ 4.62%
Future wage growth rate	2.1% ~ 5.84%	2.24% ~ 5.79%	2.4% ~ 6.01%
Mortality rate	Issued by Korea Insurance Development Institute	Issued by Korea Insurance Development Institute	Issued by Korea Insurance Development Institute
Retirement rate	Experience rate for each employment classification	Experience rate for each employment classification	Experience rate for each employment classification
The weighted average maturity of defined benefit liability is a minimum of 3.87 to a maximum 10.67 years.

(7)	The sensitivity to actuarial assumptions used in the assessment of defined benefit obligation is as follows (Unit: Korean Won in millions):

		December 31, 2023	December 31, 2024
Discount rate	Increase by 1% point	(137,355)	(182,522)
	Decrease by 1% point	158,691	213,568
Future wage growth rate	Increase by 1% point	160,663	214,942
	Decrease by 1% point	(141,355)	(185,974)

F-15
9

25. OTHER FINANCIAL LIABILITIES AND OTHER LIABILITIES
Other financial liabilities and other liabilities are as follows (Unit: Korean Won in millions):

	December 31, 2023	December 31, 2024
Other financial liabilities:
Accounts payable	10,188,192	7,250,633
Accrued expenses	4,339,314	4,694,493
Borrowings from trust accounts	5,207,791	6,769,383
Agency business revenue	271,946	733,990
Foreign exchange payables	887,817	902,564
Domestic exchange settlement credits	1,386,697	7,592,473
Lease liabilities	334,456	527,090
Other miscellaneous financial liabilities	3,520,039	3,857,393
Present value discount	(21,247)	(13,968)

Sub-total	26,115,005	32,314,051

Other liabilities:
Unearned income	390,455	407,525
Other miscellaneous liabilities	413,442	388,973

Sub-total	803,897	796,498

Total	26,918,902	33,110,549

26. DERIVATIVES

(1)	Derivative assets and derivative liabilities are as follows (Unit: Korean Won in millions):

		December 31, 2023
		Assets			Liabilities
	Nominal amount	For cash flow hedge	For fair value hedge	For trading	For cash flow hedge	For fair value hedge	For trading
Interest rate:
Futures	317,018	—	—	—	—	—	—
Forwards	3,960,000	—	—	83,198	—	—	169,527
Swaps	138,734,758	—	698	367,333	512	135,263	213,885
Purchase options	150,000	—	—	6,556	—	—	—
Written options	400,000	—	—	—	—	—	15,359
Currency:
Futures	1,728	—	—	—	—	—	—
Forwards	97,713,561	—	—	1,935,832	—	—	885,870
Swaps	79,160,356	26,010	—	2,669,550	17,232	—	3,643,463
Purchase options	139,309	—	—	1,500	—	—	—
Written options	122,696	—	—	—	—	—	585
Equity:
Futures	480,311	—	—	—	—	—	—
Forwards	137	—	—	36	—	—	—
Swaps	461,112	—	—	126,028	—	—	1,994
Purchase options	16,444,709	—	—	608,296	—	—	—
Written options	16,887,247	—	—	—	—	—	1,012,341

Total	354,972,942	26,010	698	5,798,329	17,744	135,263	5,943,024

F-1
6
0

		December 31, 2024
		Assets			Liabilities
	Nominal amount	For cash flow hedge	For fair value hedge	For trading	For cash flow hedge	For fair value hedge	For trading
Interest rate:
Futures	449,127	—	—	—	—	—	—
Forwards	3,530,000	—	—	52,855	—	—	274,980
Swaps	138,816,980	—	10,102	308,333	180	102,635	199,761
Purchase options	50,000	—	—	81	—	—	—
Written options	360,000	—	—	—	—	—	10,595
Currency:
Futures	2,837	—	—	—	—	—	—
Forwards	111,927,474	—	—	5,638,032	—	—	1,805,299
Swaps	85,880,218	165,089	—	4,089,265	—	—	6,796,459
Purchase options	175,221	—	—	4,779	—	—	—
Written options	265,182	—	—	—	—	—	3,603
Equity:
Futures	—	—	—	—	—	—	—
Forwards	1,520	—	—	182	—	—	—
Swaps	7,698	—	—	—	—	—	1,401
Purchase options	1,767	—	—	1,005	—	—	—
Written options	—	—	—	—	—	—	—

Total	341,468,024	165,089	10,102	10,094,532	180	102,635	9,092,098

Derivatives held for trading are classified into financial assets at FVTPL (Note 7) and financial liabilities at FVTPL (Note 20), and derivatives designated for hedging are presented as a separate line item in the consolidated statements of financial position.

(2)	Overview of the Group’s hedge accounting
1) Fair value hedge
As of December 31, 2024, the Group has applied fair value hedge on fixed interest rate foreign currency denominated debentures amounting to 3,792,388 million Won, and local currency loans amounting to 159,659 million Won. The purpose of the hedging is to avoid fair value volatility risk of fixed interest rate foreign and local currency denominated debentures derived from fluctuations of market interest rate, and as such the Group entered into interest rate swap agreements designated as hedging instruments.
Pursuant to the interest rate swap agreement, by swapping the calculated difference between the fixed interest rate and floating interest rate applied to the nominal value, the fair value fluctuation risk is hedged as the foreign currency denominated debentures and local currency debentures fixed interest rate terms are converted to floating interest rate. Pursuant to the interest rate swap agreement, hedge ratio is determined by matching the nominal value of hedging instrument to the face value of the hedged item.
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

F-16
1

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
2) Cash Flow Hedge
As of the December 31, 2024, the Group has applied cash flow hedge on local currency denominated debentures amounting to 139,987 million won and debentures on foreign currency amounting to 1,720,113 million won The Group’s hedging strategies are to ① Mitigate risks of cash flow fluctuation from variable interest rate debentures on local currency due to changes in market interest rate by entering into an interest rate swap contract and thereby designating it as hedging instrument; ② Mitigate the risks of cash flow fluctuation from principal and interest of variable interest rate debentures denominated in foreign currency due to changes in foreign exchange rates and interest rates by entering into a currency swap contract and thereby designating it as hedging instrument; ③ Mitigate the risks of cash flow fluctuation from principal and interest of fixed interest rate debentures denominated in foreign currency due to changes in foreign exchange rates and ④ Mitigate the risks of cash flow fluctuation in variable interest rate foreign currency borrowings resulting from changes in market interest rates and designate it as a hedging instrument through entering into currency swap contracts and interest rate swap contracts.
By exchanging a predetermined nominal amount as set forth in the interest rate swap contract adjusted by the differences between the fixed and variable interest rates, the variable interest rate terms of the Korean won-denominated variable rate bond are converted to fixed interest rate terms, thereby eliminating the cash flow volatility risk. In addition, this also means a payment of predetermined principal amount as set forth in the currency swap adjusted by fixed interest rate, an exchange of an amount calculated by applying variable interest rate to USD or applying fixed interest rate to USD, and an exchange of the principal denominated in KRW and principal denominated in foreign currency at maturity eliminating cash flow fluctuation risk on principal and interest. The hedge ratio is determined by matching the nominal amount of the hedging instrument to the face amount of the hedged item in accordance with interest rate swap and currency swap.
Only interest rate and foreign exchange rate fluctuation risks, which are the most significant factor in the cash flow fluctuation of the hedged item, are addressed in this hedging relationship, and other risk factors such as credit risk are not subject to hedging. Accordingly, hedge ineffectiveness may arise from price margin set by the counterparty of hedging instruments and unilateral change in credit risk of any party in the transaction.
The interest rate swap, currency swap contract and the hedged item are all affected by the changes in market interest rate and foreign exchange rates which are basic factors. The Group expects that the value of interest rate swap contract, currency swap contract and value of the hedged item will generally fluctuate in opposite direction.
3) Hedges of Net Investment in Foreign Operations
Foreign currency exposure arises from the Group’s net investments in Woori America Bank, Woori Bank (Cambodia) PLC, Woori Global Markets Asia Limited, and overseas branch which use USD as their functional currency. The risk arises from fluctuations in the spot exchange rate between USD and KRW. This may result in different net investment amounts.

F-16
2

The risk hedged in the net investment hedging is the fluctuation risk of KRW against USD, which may reduce the carrying amount of the Group’s net investments in Woori America Bank, Woori Bank (Cambodia) PLC, Woori Global Markets Asia Limited, and overseas branch.
A portion of the Group’s net investments in Woori America Bank, Woori Bank (Cambodia) PLC, Woori Global Markets Asia Limited, and overseas branch are hedged in USD denominated foreign currency bonds (Carrying amount as of December 31, 2024: USD 863,959,317) and mitigate foreign exchange risk arising from the net assets of subsidiaries. The debenture has been designated as a hedging instrument for the value change of net investments, which arises from fluctuation in the spot exchange rate between USD and KRW.
To evaluate the effectiveness of the hedge, the Group determines the economic relationship between the hedging instrument and hedged item by comparing (offsetting) changes in the amount of foreign investments due to spot exchange rate fluctuation and in the carrying amount of the liabilities due to spot exchange rate fluctuation. The Group’s policy is to hedge the net investment amount only within the principal range of the liabilities.

(3)	The nominal amount of the hedging instrument is as follows (Unit: USD, EUR, and Korean Won in millions):

	December 31, 2023
	1 year or less	1 year to 5 years	More than 5 years	Total
Fair value hedge
Interest rate risk
Interest rate swap (USD)	1,000,000,000	1,975,000,000	—	2,975,000,000
Interest rate swap (KRW)	240,000	—	20,000	260,000
Cash flow hedge
Interest rate risk
Interest rate swap (KRW)	—	140,000	—	140,000
Foreign currencies translation risk and interest rate risk
Currency swap (USD)	—	270,000,000	—	270,000,000
Foreign currencies translation risk
Currency swap (USD)	—	100,000,000	—	100,000,000
Currency swap (EUR)	—	194,780,000	—	194,780,000
Hedges of net investment in foreign operations
Exchange risk
Foreign currency bond (USD)	400,000,000	463,959,317	—	863,959,317

	December 31, 2024
	1 year or less	1 year to 5 years	More than 5 years	Total
Fair value hedge
Interest rate risk
Interest rate swap (USD)	25,000,000	2,650,000,000	—	2,675,000,000
Interest rate swap (KRW)	—	—	155,000	155,000
Cash flow hedge
Interest rate risk Interest rate swap (KRW)	140,000	—	—	140,000
Foreign currencies translation risk and interest rate risk
Currency swap (USD)	—	870,000,000	—	870,000,000
Foreign currencies translation risk
Currency swap (USD)	—	100,000,000	—	100,000,000
Currency swap (EUR)	—	194,780,000	—	194,780,000
Hedges of net investment in foreign operations
Exchange risk
Foreign currency bond (USD)	191,568,880	672,390,437	—	863,959,317

F-16
3

(4)	The average interest rate and average currency rate of the hedging instrument are as follows:

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

December 31, 2024
Average interest rate and average exchange rate
Fair value hedge
Interest rate risk
Interest rate swap (USD)	Fixed 3.47% receipt and (C.SOFR) + 1.06% paid
Interest rate swap (KRW)	Fixed 4.52% receipt and CD 3M + 0.02% paid
Cash flow hedge
Interest rate risk
Interest rate swap (KRW)	KRW CMS 5Y+0.46% receipt, 3.65% paid
Foreign currencies translation risk and interest rate risk
Currency swap (USD)	USD 1M SOFR+0.93% receipt, KRW 3.79% paid, USD/KRW = 1,344.45
Foreign currencies translation risk
Currency swap (USD)	USD 1.75% receipt, KRW 1.63% paid, USD/KRW = 1,138.50
Currency swap (EUR)	EUR 1.98% receipt, KRW 3.40% paid, EUR/KRW = 1,344.08
Hedges of net investment
Exchanging rate risk
Foreign currency denominated debentures (USD/KRW)	1,363.09

F-16
4

(5)	The amounts related to items designated as hedging instruments are as follows (Unit: USD, EUR, and Korean Won in millions):

	December 31, 2023
	Nominal amounts of the hedging instrument	Carrying amount of the hedging instrument		Line item in the statement of financial position where the hedging instrument is located	Changing in fair value used for calculating hedge ineffectiveness
		Assets	Liabilities
Fair value hedge
Interest rate risk
Interest rate Swap(USD)	2,975,000,000	698	135,263	Derivative assets (designated for hedging)	55,651
Interest rate Swap(KRW)	260,000
Cash flow hedge
Interest rate risk
Interest rate swap(KRW)	140,000	—	512	Derivative liabilities (designated for hedging)	(2,433)
Foreign currency translation risk and interest rate risk
Currency swap(USD)	270,000,000	7,356	17,232	Derivative assets (designated for hedging) Derivative liabilities (designated for hedging)	(913)
Foreign currency translation risk
Currency swap(USD)	100,000,000	10,956	—	Derivative assets (designated for hedging)	(5,644)
Currency swap(EUR)	194,780,000	7,698	—	Derivative assets (designated for hedging)	19,063
Hedges of net investment in foreign operations
Exchange rate risk
Foreign currency bond(USD)	863,959,317	—	1,113,989	Foreign currency bond	(19,088)

F-16
5

	December 31, 2024
	Nominal amounts of the hedging instrument	Carrying amount of the hedging instrument		Line item in the statement of financial position where the hedging instrument is located	Changing in fair value used for calculating hedge ineffectiveness
		Assets	Liabilities
Fair value hedge
Interest rate risk
Interest rate Swap(USD)	2,675,000,000	10,102	102,635	Derivative assets (designated for hedging) Derivative liabilities (designated for hedging)	5,265
Interest rate Swap(KRW)	155,000
Cash flow hedge
Interest rate risk
Interest rate swap(KRW)	140,000	—	180	Derivative assets (designated for hedging)	211
Foreign currency translation risk and interest rate risk
Currency swap(USD)	870,000,000	104,320	—	Derivative assets (designated for hedging) Derivative liabilities (designated for hedging)	110,714
Foreign currency translation risk
Currency swap(USD)	100,000,000	29,861	—	Derivative assets (designated for hedging)	18,623
Currency swap(EUR)	194,780,000	30,908	—	Derivative assets (designated for hedging)	22,512
Hedges of net investment in foreign operations Exchange rate risk
Foreign currency bond(USD)	863,959,317	—	1,270,020	Foreign currency denominated debentures	(156,015)

F-16
6

(6)	Details of carrying amount to hedge and amount due to hedge accounting are as follows (Unit: Korean Won in millions):

	December 31, 2023
	Carrying amount of the hedged item		Accumulated amount of fair value hedge adjustments on the hedged item included in the carrying amount of the hedged item		Line item in the statement of financial position in which the hedged item is included	Changing in fair value used for calculating hedge ineffectiveness	Cash flow hedge reserve (*2)
	Assets	Liabilities	Assets	Liabilities
Fair value hedge
Interest rate risk
Debentures (*1)	—	3,943,224	—	142,902	Debentures	(58,306)	—
Cash flow hedge
Interest rate risk
Debentures	—	179,945	—	—	Debentures	2,433	25
Foreign currencies translation risk and interest rate risk
Debentures	—	346,388	—	—	Debentures	22,914	(8,819)
Foreign currencies translation risk
Debentures	—	406,059	—	—	Debentures	(13,419)	(11,416)
Hedges of net investment in foreign operations Exchange rate risk
Foreign operations net asset	—	1,113,989	—	—	Foreign operations net asset	19,088	(34,750)

(*1)
The accumulated profit on debentures on foreign currency amounted to 141,818 million Won, and the accumulated loss on debentures on local currency amounted to 1,084 million Won, as of December 31, 2023.

(*2)	After tax amount

F-16
7

	December 31, 2024
	Carrying amount of the hedged item		Accumulated amount of fair value hedge adjustments on the hedged item included in the carrying amount of the hedged item		Line item in the statement of financial position in which the hedged item is included	Changing in fair value used for calculating hedge ineffectiveness	Cash flow hedge reserve (*2)
	Assets	Liabilities	Assets	Liabilities
Fair value hedge
Interest rate risk
Debentures (*1)	—	3,952,047	—	129,306	Debentures	(17,417)	—
Cash flow hedge
Interest rate risk
Debentures	—	139,987	—	—	Debentures	(211)	(133)
Foreign currencies translation risk and interest rate risk
Debentures	—	1,275,768	—	—	Debentures	(110,714)	(7,825)
Foreign currencies translation risk
Debentures	—	444,345	—	—	Debentures	(41,134)	(7,479)
Hedges of net investment in foreign operations
Exchange rate risk
Foreign operations net asset	—	1,270,020	—	—	Foreign operations net asset	156,015	(149,577)

(*1)
The accumulated profit on debentures on foreign currency amounted to 124,647 million Won, and the accumulated loss on debentures on local currency amounted to 4,659 million Won, as of December 31, 2024.

(*2) After tax amount

(7)	Amounts recognized in profit or loss due to the ineffective portion of fair value hedges are as follows (Unit: Korean Won in millions):

		For the year ended December 31, 2022
		Hedge ineffectiveness recognized in profit or loss	Line item in the profit or loss that includes hedge ineffectiveness
Fair value hedge	Interest rate risk	10,146	Other net operating income(expense)

		For the year ended December 31, 2023
		Hedge ineffectiveness recognized in profit or loss	Line item in the profit or loss that includes hedge ineffectiveness
Fair value hedge	Interest rate risk	(2,655)	Other net operating income(expense)

		For the year ended December 31, 2024
		Hedge ineffectiveness recognized in profit or loss	Line item in the profit or loss that includes hedge ineffectiveness
Fair value hedge	Interest rate risk	(12,152)	Other net operating income(expense)

F-16
8

(8)	Reclassification of profit or loss from other comprehensive income and equity related to cash flow hedges are as follows (Unit: Korean Won in millions):

		For the year ended December 31, 2022
		Changes in the value of hedging instruments recognized in OCI	Hedge ineffectiveness recognized in profit or loss	Changes in the value of foreign basis spread recognized in OCI	Line item recognized in the profit or loss	Amounts reclassified from cash flow hedge reserve to profit or loss	Line item affected in profit or loss due to reclassification
Cash flow hedge	Interest rate risk	1,653	37	—	Other net operating income (expense)	220	Other net operating income (expense)
	Foreign currencies translation risk and interest rate risk	58,253	—	(1,721)	Other net operating income (expense)	(53,743)	Other net operating income (expense)
	Foreign currencies translation risk	(969)	—	2,046	Other net operating income (expense)	(16,111)	Other net operating income (expense)

		For the year ended December 31, 2023
		Changes in the value of hedging instruments recognized in OCI	Hedge ineffectiveness recognized in profit or loss	Changes in the value of foreign basis spread recognized in OCI	Line item recognized in the profit or loss	Amounts reclassified from cash flow hedge reserve to profit or loss	Line item affected in profit or loss due to reclassification
Cash flow hedge	Interest rate risk	(2,433)	—	—	Other net operating income (expense)	—	Other net operating income (expense)
	Foreign currencies translation risk and interest rate risk	(913)	—	(4,871)	Other net operating income (expense)	(11,683)	Other net operating income (expense)
	Foreign currencies translation risk	13,419	—	(3,521)	Other net operating income (expense)	(6,950)	Other net operating income (expense)

F-16
9

		For the year ended December 31, 2024
		Changes in the value of hedging instruments recognized in OCI	Hedge ineffectiveness recognized in profit or loss	Changes in the value of foreign basis spread recognized in OCI	Line item recognized in the profit or loss	Amounts reclassified from cash flow hedge reserve to profit or loss	Line item affected in profit or loss due to reclassification
Cash flow hedge	Interest rate risk	211	—	—	Other net operating income (expense)	—	Other net operating income (expense)
	Foreign currencies translation risk and interest rate risk	110,714	—	3,481	Other net operating income (expense)	(113,202)	Other net operating income (expense)
	Foreign currencies translation risk	41,135	—	980	Other net operating income (expense)	(37,955)	Other net operating income (expense)

(9)	The amounts recognized in profit or loss and other comprehensive income related to the hedging of net investments in foreign operations are as follows (Unit: Korean Won in millions):

		For the years ended December 31, 2023
		Other comprehensive income
		Gain or loss on hedges recognized in other comprehensive income	Income tax effect	Total
Hedges of net investment in foreign operation	Exchange rate risk	(19,088)	5,039	(14,049)

For the years ended December 31, 2023
Profit or loss
		Hedge ineffectiveness recognized in profit or loss	Account recognized for hedge ineffectiveness
Hedges of net investment in foreign operation	Exchange rate risk	—	—

		For the years ended December 31, 2024
		Other comprehensive income
		Gain or loss on hedges recognized in other comprehensive income	Income tax effect	Total
Hedges of net investment in foreign operation	Exchange rate risk	(156,015)	41,188	(114,827)

For the years ended December 31, 2024
Profit or loss
		Hedge ineffectiveness recognized in profit or loss	Account recognized for hedge ineffectiveness
Hedges of net investment in foreign operation	Exchange rate risk	—	—
No amount was reclassified from reserve of hedges of net investment in foreign operations to profit or loss.

F-1
70

27. DEFERRED DAY 1 PROFITS OR LOSSES
Changes in deferred day 1 profits or losses are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2022	2023	2024
Beginning balance	29,111	17,964	7,848
New transactions	21,656	—	—
Amounts recognized in losses	(32,803)	(10,116)	(7,820)

Ending balance	17,964	7,848	28

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

28.	EQUITY

(1)	Details of equity as of December 31, 2023 and 2024 are as follows (Unit: Korean Won in millions):

	December 31, 2023	December 31, 2024
Capital
Common stock capital	3,802,676	3,802,676
Hybrid securities	3,611,129	3,810,435
Capital surplus
Paid in capital in excess of par	854,499	854,499
Others	81,064	79,601

Sub-total	935,563	934,100

Capital adjustments
Treasury stocks	(39,348)	(35,517)
Other adjustments (*1)	(1,648,535)	(1,699,038)

Sub-total	(1,687,883)	(1,734,555)

Accumulated other comprehensive income
Net gain on credit risk fluctuation of financial liabilities designated to be measured at FVTPL	—	1,348
Financial assets at FVTOCI	79,694	60,438
Changes in capital due to equity method	3,471	(1,886)
Gain on foreign currency translation of foreign operations	15,579	523,780
Loss on hedges of net investment in foreign operations	(34,750)	(149,577)
Remeasurements of defined benefit plan	(24,262)	(86,218)
Loss on valuation of cash flow hedge	(20,806)	(14,215)

Sub-total	18,926	333,670

Retained earnings (*2) (*3)	24,986,470	26,950,510
Non-controlling interest (*4)	1,730,609	1,798,433

Total	33,397,490	35,895,269

(*1)
Included 178,060 million Won in capital transaction gains and losses recognized by Woori Bank and (formerly) Woori Financial Group in 2014 and 2,238,228 million Won due to the spin-off
of Gyeongnam Bank and Gwangju Bank.

F-17
1

(*2)
The regulatory reserve for credit losses in retained earnings amounted to 2,839,475 million Won and 2,392,542 million Won and as of December 31, 2023 and 2024, respectively in accordance with the relevant article.

(*3)
The earned surplus reserve in retained earnings amounted to 300,190 million Won and 442,650 million Won as of December 31, 2023 and 2024 in accordance with the Article 53 of the Financial Holding Company Act.

(*4)
The hybrid securities issued by Woori Bank amounting to 1,546,447 million Won and 1,645,947 million Won as of December 31, 2023 and 2024, respectively, are recognized as non-controlling interests. 95,637 million Won and 76,249 million Won of dividends for the hybrid securities issued by Woori Bank are allocated to net profit and loss of the non-controlling interests for the years ended December 31, 2023 and 2024, respectively.

(2)	The number of authorized shares and others of the Group are as follows:

	December 31, 2023	December 31, 2024
Shares of common stock authorized	4,000,000,000 Shares	4,000,000,000 Shares
Par value	5,000 Won	5,000 Won
Shares of common stock issued	751,949,461 Shares	742,591,501 Shares
Capital stock	3,802,676 million Won	3,802,676 million Won

(3)	Hybrid securities
The bond-type hybrid securities classified as owner’s equity are as follows (Unit: Korean Won in millions):

	Issue date	Maturity	Interest rate (%)	December 31, 2023	December 31, 2024
Securities in local currency	2019-07-18	—	3.49	500,000	—
Securities in local currency	2019-10-11	—	3.32	500,000	—
Securities in local currency	2020-02-06	—	3.34	400,000	400,000
Securities in local currency	2020-06-12	—	3.23	300,000	300,000
Securities in local currency	2020-10-23	—	3.00	200,000	200,000
Securities in local currency	2021-04-08	—	3.15	200,000	200,000
Securities in local currency	2021-10-14	—	3.60	200,000	200,000
Securities in local currency	2022-02-17	—	4.10	300,000	300,000
Securities in local currency	2022-07-28	—	4.99	300,000	300,000
Securities in local currency	2022-10-25	—	5.97	220,000	220,000
Securities in local currency	2023-02-10	—	4.65	300,000	300,000
Securities in local currency	2023-09-07	—	5.04	200,000	200,000
Securities in local currency	2024-02-07	—	4.49	—	400,000
Securities in local currency	2024-06-19	—	4.27	—	400,000
Securities in local currency	2024-10-10	—	4.00	—	400,000
Issuance cost				(8,871)	(9,565)

Total				3,611,129	3,810,435

The hybrid securities mentioned above do not have maturity date but are redeemable after 5 years from date of issuance.

F-17
2

(4)	Accumulated other comprehensive income
Changes in the accumulated other comprehensive income are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2022
	Beginning balance	Increase (decrease) (*)	Reclassification adjustments	Income tax effect	Ending balance
Net gain (loss) on valuation of financial assets at FVTOCI	(162,522)	(659,906)	21,498	155,199	(645,731)
Changes in capital due to equity method	(138)	6,563	—	(5,950)	475
Gain (loss) on foreign currency translation of foreign operations	(63,781)	33,368	—	6,211	(24,202)
Gain (loss) on hedges of net investment in foreign operations	—	(28,553)	—	7,852	(20,701)
Remeasurement gain (loss) related to defined benefit plan	(195,944)	346,553	—	(95,374)	55,235
Gain (loss) on valuation of cash flow hedge	5,553	(10,373)	(220)	758	(4,282)
Capital related to non-current assets held for sale	279	(385)	—	106	—

Total	(416,553)	(312,733)	21,278	68,802	(639,206)

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

F-17
3

	For the year ended December 31, 2024
	Beginning balance	Increase (decrease) (*)	Reclassification adjustments	Income tax effect	Ending balance
Net gain (loss) on valuation of financial assets at FVTOCI	79,694	(12,498)	(22,704)	15,946	60,438
Net gain on credit risk fluctuation of financial liabilities designated to be measured at FVTPL	—	1,831	—	(483)	1,348
Changes in capital due to equity method	3,471	(6,965)	—	1,608	(1,886)
Gain (loss) on foreign currency translation of foreign operations	15,579	529,531	—	(21,330)	523,780
Gain (loss) on hedges of net investment in foreign operations	(34,750)	(156,015)	—	41,188	(149,577)
Remeasurement gain (loss) related to defined benefit plan	(24,262)	(84,590)	—	22,634	(86,218)
Gain (loss) on valuation of derivatives designated as cash flow hedges	(20,806)	7,299	(461)	(247)	(14,215)

Total	18,926	278,593	(23,165)	59,316	333,670

(*)
The increase(decrease) of financial asset valuation profit or loss at fair value through other comprehensive income are changes due to the period evaluation, and the reclassification adjustments amounting to 53,460 million Won and (10) million Won are due to disposal of equity securities at FVTOCI and equity method investments, respectively during the period.

(5)	Treasury stock
Details of treasury stocks are as follows (Unit: Shares, Korean Won in millions):

	December 31, 2022
	Beginning balance	Acquisition	Disposal and others	Ending balance
Number of shares	343,991	—	—	343,991

Carrying amount	3,819	—	—	3,819

	December 31, 2023
	Beginning balance	Acquisition	Disposal and others	Ending balance
Number of shares	343,991	13,552,312	(10,468,806)	3,427,497

Carrying amount	3,819	157,222	(121,693)	39,348

	December 31, 2024
	Beginning balance	Acquisition	Disposal and others	Ending balance
Number of shares	3,427,497	9,359,819	(9,705,040)	3,082,276

Carrying amount	39,348	136,712	(140,543)	35,517

29.	DIVIDENDS

(1)
Dividends per share and the total dividends for the fiscal year ended December 31, 2023 were 640 Won and 481,213 million Won, respectively, and the dividends were approved at the regular general shareholders’ meeting held on March 22, 2024 and dividend record date as February 29, 2024. Dividends were paid in April 2024.

F-17
4

(2)
At the Board of Directors meeting held on April 26, 2024, it was approved to pay a quarterly dividend of 180 Won per share (total dividends are 133,657 million Won) with a record date of March 31, 2024. The dividends were paid in May 2024.

(3)
At the Board of Directors meeting held on July 25, 2024, it was approved to pay a quarterly dividend of 180 Won per share (total dividends are 133,657 million Won) with a record date of June 30, 2024. The dividends were paid in August 2024.

(4)
At the Board of Directors meeting held on October 18, 2024, it was approved to pay a quarterly dividend of 180 Won per share (total dividends are 133,657 million Won) with a record date of September 30, 2024. The dividends were paid in November 2024.

(5)
Dividends per share and the total dividends for the fiscal year ending December 31, 2024 were 660 Won and 490,075 million Won, respectively, will be proposed at the regular general shareholders’ meeting to be held on March 26, 2025. The record date for the year-end dividend of the fiscal year ending December 31, 2024, is February 28, 2025. The current financial statements do not include such outstanding dividends.

30. NET INTEREST INCOME

(1)	Details of interest income recognized is as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2022	2023	2024
Financial assets at FVTPL	106,698	192,094	236,793
Financial assets at FVTOCI	632,615	999,407	1,281,642
Financial assets at amortized cost
Loans and other financial assets at amortized cost
Interest on due from banks	244,331	543,789	624,006
Interest on loans	13,109,022	18,042,706	19,116,813
Interest of other receivables	46,637	81,045	111,031

Sub-total	13,399,990	18,667,540	19,851,850

Securities at amortized cost	515,246	782,513	643,056

Sub-total	13,915,236	19,450,053	20,494,906

Total	14,654,549	20,641,554	22,013,341

(2)	Details of interest expense recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2022	2023	2024
Interest on deposits due to customers	4,120,811	8,738,249	9,599,529
Interest on borrowings	598,185	1,294,710	1,351,612
Interest on debentures	1,036,191	1,507,108	1,760,003
Other interest expense	195,090	348,588	398,694
Interest on lease liabilities	7,693	10,359	17,167

Total	5,957,970	11,899,014	13,127,005

F-17
5

31.	NET FEES AND COMMISSIONS INCOME

(1)	Details of fees and commissions income recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2022	2023	2024
Fees and commission received for brokerage	185,545	146,216	156,534
Fees and commission received related to credit	189,856	182,151	178,136
Fees and commission received for electronic finance	130,712	125,760	128,163
Fees and commission received on foreign exchange handling	56,812	55,993	57,335
Fees and commission received on foreign exchange	96,713	99,071	115,450
Fees and commission received for guarantee	85,340	88,580	104,301
Fees and commission received on credit card	594,897	640,918	638,573
Fees and commission received on securities business	111,211	58,553	69,935
Fees and commission from trust management	266,447	266,197	252,732
Fees and commission received on credit information	10,190	10,768	10,733
Fees and commission received related to lease	572,563	698,463	892,126
Other fees	199,414	193,144	270,198

Total	2,499,700	2,565,814	2,874,216

(2)	Details of fees and commissions expense incurred are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2022	2023	2024
Fees and commissions paid	325,536	339,340	340,083
Credit card commission	446,885	488,742	426,820
Securities business commission	1,414	1,287	1,159
Others	15,695	15,964	19,984

Total	789,530	845,333	788,046

32. DIVIDEND INCOME

(1)	Details of dividend income recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2022	2023	2024
Dividend income related to financial assets at FVTPL	136,136	222,357	291,123
Dividend income related to financial assets at FVTOCI	23,846	17,936	19,197

Total	159,982	240,293	310,320

(2)	Details of dividends related to financial assets at FVTOCI are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2022	2023	2024
Dividend income recognized from assets held:
Equity securities	23,846	17,936	19,197

F-17
6

33. NET GAIN OR LOSS ON FINANCIAL INSTRUMENTS AT FAIR VALUE THROUGH PROFIT OR LOSS

(1)	Details of gains related to net gain or loss on financial instruments at FVTPL are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2022	2023	2024
Gain on financial instruments at FVTPL	238,502	488,486	1,512,430
Loss on financial instruments designated to be measured at FVTPL	—	—	(19,647)

Total	238,502	488,486	1,492,783

(2)	Details of net gain or loss on financial instruments at fair value through profit or loss and financial instruments held for trading are as follows (Unit: Korean Won in millions):

			For the years ended December 31
			2022	2023	2024
Financial assets at FVTPL	Securities	Gain on transactions and valuation	294,667	889,250	701,955
		Loss on transactions and valuation	(553,093)	(191,144)	(306,311)

		Sub-total	(258,426)	698,106	395,644

	Loans	Gain on transactions and valuation	24,005	6,064	16,825
		Loss on transactions and valuation	(2,219)	(2,289)	(1,738)

		Sub-total	21,786	3,775	15,087

	Other financial assets	Gain on transactions and valuation	21,602	9,742	12,715
		Loss on transactions and valuation	(12,314)	(19,291)	(20,280)

		Sub-total	9,288	(9,549)	(7,565)

	Sub-total		(227,352)	692,332	403,166

Derivatives (Held for trading)	Interest rates derivatives	Gain on transactions and valuation	5,216,543	4,741,233	2,981,638
		Loss on transactions and valuation	(3,625,834)	(4,990,352)	(2,945,172)

		Sub-total	1,590,709	(249,119)	36,466

	Currency derivatives	Gain on transactions and valuation	14,601,674	7,677,720	14,841,349
		Loss on transactions and valuation	(15,713,074)	(7,528,291)	(13,757,446)

		Sub-total	(1,111,400)	149,429	1,083,903

	Equity derivatives	Gain on transactions and valuation	2,836,843	3,169,071	1,182,962
		Loss on transactions and valuation	(2,850,334)	(3,273,202)	(1,194,068)

		Sub-total	(13,491)	(104,131)	(11,106)

F-17
7

		For the years ended December 31
		2022	2023	2024
Other derivatives	Gain on transactions and valuation	49	14	27
	Loss on transactions and valuation	(13)	(39)	(26)

	Sub-total	36	(25)	1

Sub-total		465,854	(203,846)	1,109,264

Net, Total		238,502	488,486	1,512,430

(3)	Details of loss on financial instruments designated to be measured at FVTPL are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2022	2023	2024
Net loss on deposits due to customers
Net loss on valuation of time deposits	—	—	(19,647)
34. NET GAIN OR LOSS ON FINANCIAL ASSETS AT FVTOCI
Details of net gain or loss on financial assets at FVTOCI recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2022	2023	2024
Loss on redemption of securities	(7)	104	—
Gain (Loss) on transaction of securities	(21,491)	(37,745)	96,620

Total	(21,498)	(37,641)	96,620

35. REVERSAL OF (PROVISION FOR) IMPAIRMENT LOSSES DUE TO CREDIT LOSS
Reversal of (provision for) impairment losses due to credit loss are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2022	2023	2024
Provision for impairment loss due to credit loss on financial assets at FVTOCI	827	(16,542)	(8,868)
Reversal of (provision for) impairment loss due to credit loss on securities at amortized cost	(3,151)	(5,549)	3,287
Provision for impairment loss due to credit loss on loan and other financial assets at amortized cost	(881,668)	(1,839,987)	(1,715,074)
Reversal of provision for guarantee (Provision for guarantee)	(7,611)	(3,555)	5,250
Provision for unused loan commitment	6,332	(29,283)	(890)

Total	(885,271)	(1,894,916)	(1,716,295)

F-17
8

36. GENERAL AND ADMINISTRATIVE EXPENSES AND OTHER NET OPERATING INCOME (EXPENSES)

(1)	Details of general and administrative expenses recognized are as follows (Unit: Korean Won in millions):

			For the years ended December 31
			2022	2023	2024
Employee benefits	Short-term employee benefits	Salaries	1,980,363	1,831,137	1,932,906
		Employee fringe benefits	590,255	600,001	640,924
	Share based payment		9,632	12,946	27,629
	Retirement benefit service costs		169,303	119,670	134,514
	Termination		162,019	164,922	1,533

	Sub-total		2,911,572	2,728,676	2,737,506

Depreciation and amortization			521,827	503,035	539,924
Other general and administrative expenses	Rent		80,130	124,355	124,041
	Taxes and public dues		157,905	190,334	202,541
	Service charges		233,495	245,656	257,113
	Computer and IT related		127,186	144,017	142,979
	Telephone and communication		84,204	88,018	93,178
	Operating promotion		53,733	53,896	54,793
	Advertising		160,464	161,896	156,795
	Printing		6,799	6,072	5,955
	Traveling		10,716	13,364	13,436
	Supplies		8,309	9,156	9,021
	Insurance premium		20,670	14,380	13,852
	Maintenance		23,266	24,932	25,035
	Water, light, and heating		16,165	19,161	19,415
	Vehicle maintenance		14,831	14,725	14,394
	Others (*)		98,618	101,760	58,995

	Sub-total		1,096,491	1,211,722	1,191,543

Total			4,529,890	4,443,433	4,468,973

(*)	In-house welfare fund contributions amounted to 40,047 million Won as of December 31, 2023.

(2)	Details of other operating income recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2022	2023	2024
Gain on transactions of foreign exchange	1,403,083	1,428,737	722,827
Gain related to derivatives (Designated for hedging)	71,179	114,875	192,000
Gain on fair value hedged items	257,910	8,986	25,469
Others	249,509	288,862	349,033

Total	1,981,681	1,841,460	1,289,329

F-17
9

(3)	Details of other operating expenses recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2022	2023	2024
Losses on transactions of foreign exchange	1,181,663	1,295,557	1,754,516
KDIC deposit insurance premium	423,834	464,213	509,832
Contribution to miscellaneous funds	402,057	453,805	533,335
Losses related to derivatives (Designated for hedging)	250,268	35,583	24,252
Losses on fair value hedged items	—	72,601	64,571
Others (*)	736,112	1,040,424	1,121,479

Total	2,993,934	3,362,183	4,007,985

(*)
Other expense includes 14,664 million Won, 22,349 million Won and 28,509 million Won for intangible asset amortization cost for the years ended December 31, 2022, 2023 and 2024 respectively. In addition, it includes 388,895 million Won, 462,394 million Won and 587,148 million Won for lease depreciation cost for the years ended December 31, 2022, 2023 and 2024, respectively.

(4)	Share-based payment
Details of performance condition share-based payment granted to executives as of December 31, 2023 and 2024 are as follows.

1)	Performance condition share-based payment

Subject to		Shares granted for the year 2020 (*3)
Type of payment		Cash-settled
Vesting period		January 1, 2020 ~ December 31, 2023
Date of payment		2024-01-01
Fair value (*1)		—
Valuation method		—
Expected dividend rate		—
Expected maturity date		—
Number of shares remaining	As of December 31, 2024	—
	As of December 31, 2023	944,343 shares
Number of shares granted (*2)	As of December 31, 2024	—
	As of December 31, 2023	944,343 shares
Subject to		Shares granted for the year 2021
Type of payment		Cash-settled
Vesting period		January 1, 2021 ~ December 31, 2024
Date of payment		2025-01-01
Fair value (*1)		15,831 Won
Valuation method		Black-Scholes Model
Expected dividend rate		6.48%
Expected maturity date		—
Number of shares remaining	As of December 31, 2024	1,105,292 shares
	As of December 31, 2023	1,105,515 shares
Number of shares granted (*2)	As of December 31, 2024	1,105,292 shares
	As of December 31, 2023	1,105,515 shares

F-1
8
0

Subject to		Shares granted for the year 2022
Type of payment		Cash-settled
Vesting period		January 1, 2022 ~ December 31, 2025
Date of payment		2026-01-01
Fair value (*1)		14,839 Won
Valuation method		Black-Scholes Model
Expected dividend rate		6.48%
Expected maturity date		1 years
Number of shares remaining	As of December 31, 2024	960,777 shares
	As of December 31, 2023	968,119 shares
Number of shares granted (*2)	As of December 31, 2024	960,777 shares
	As of December 31, 2023	968,119 shares
Subject to		Shares granted for the year 2023
Type of payment		Cash-settled
Vesting period		January 1, 2023 ~ December 31, 2026
Date of payment		2027-01-01
Fair value (*1)		13,909 Won
Valuation method		Black-Scholes Model
Expected dividend rate		6.48%
Expected maturity date		2 years
Number of shares remaining	As of December 31, 2024	916,849 shares
	As of December 31, 2023	924,077 shares
Number of shares granted (*2)	As of December 31, 2024	916,849 shares
	As of December 31, 2023	924,077 shares
Subject to		Shares granted for the year 2024
Type of payment		Cash-settled
Vesting period		January 1, 2024 ~ December 31, 2027
Date of payment		2028-01-01
Fair value (*1)		13,037 Won
Valuation method		Black-Scholes Model
Expected dividend rate		6.48%
Expected maturity date		3 years
Number of shares remaining	As of December 31, 2024	1,384,504 shares
	As of December 31, 2023	—
Number of shares granted (*2)	As of December 31, 2024	1,384,504 shares
	As of December 31, 2023	—

(*1)
As the amount of payment varies according to the base price (the arithmetic average of the weighted average stock price of transactions in the past one week, the past one month, and the past two months) at the date of payment, the fair value is calculated to measure the liability according to the Black Scholes model based on the base price at the time of each settlement.

(*2)
The number of payable stocks is granted at the initial contract date. This is a system in which the number of shares to be granted is determined based on the evaluation results of long-term performance indicators over a total of four years, including the current year, and the final cash compensation is made by reflecting the stock price at the time of payment. Performance is evaluated as long-term performance indication including relative shareholder return, net income, return on equity (ROE), C/I ratio, non-performing loan ratio and job performance.

(*3)	Payment was completed in current period.

2)
The Group accounts for performance condition share-based payments according to the cash-settled method and the fair value of the liabilities is reflected in the compensation costs by re-measuring
every closing period. As of December 31, 2023 and 2024, the carrying amount of the liabilities related to the performance condition share-based payments recognized by the Group amounts to 46,741 million Won and 62,557 million Won,

F-18
1

respectively, including the carrying amount of liabilities related to key management of 19,924 million Won and 16,660 million Won, respectively.
37.
NON-OPERATING
INCOME (EXPENSES)

(1)	Details of gains or losses on valuation of investments in joint ventures and associates are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2022	2023	2024
Gains on valuation of investments in joint ventures and associates	98,858	132,541	96,176
Losses on valuation of investments in joint ventures and associates	(11,134)	(22,710)	(19,911)
Impairment losses of investments in joint ventures and associates	(17,728)	—	—

Total	69,996	109,831	76,265

(2)	Details of other non-operating income and expenses recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2022	2023	2024
Other non-operating incomes	158,778	117,746	88,398
Other non-operating expenses	(111,728)	(209,153)	(197,006)

Total	47,050	(91,407)	(108,608)

(3)	Details of other non-operating income recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2022	2023	2024
Rental fee income	22,798	26,477	23,307
Gains on disposal of investments in joint ventures and associates	599	33,123	19,642
Gains on disposal of premises and equipment, intangible assets and other assets	55,852	5,267	7,064
Reversal of impairment loss of premises and equipment, intangible assets and other assets	310	230	147
Others (*)	79,219	52,649	38,238

Total	158,778	117,746	88,398

(*)	Others include 46,536 million Won, 14,060 million Won and 2,517 million Won of other gains related to other provisions for the years ended December 31, 2022 , 2023 and 2024, respectively.

F-18
2

(4)	Details of other non-operating expenses recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2022	2023	2024
Depreciation on investment properties	3,925	5,398	8,216
Operating expenses on investment properties	1,448	2,058	2,110
Losses on disposal of investment in joint ventures and associates	3,690	588	532
Losses on disposal of premises and equipment, intangible assets and other assets	3,177	1,873	2,233
Impairment losses of premises and equipment, intangible assets and other assets	260	129	3,627
Donation	50,547	63,729	118,589
Others (*)	48,681	135,378	61,699

Total	111,728	209,153	197,006

(*)	Others include 18,458 million Won, 66,910 million Won and 31,023 million Won of other losses related to other provisions for the years ended December 31, 2022, 2023 and 2024, respectively.
38. INCOME TAX EXPENSE

(1)	Details of income tax expenses are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2022	2023	2024
Current tax expense
Current tax expense with respect to the current period	1,332,636	689,395	615,120
Adjustments recognized in the current period in relation to the tax expense of prior periods	(13,982)	(22,825)	(35,823)
Income tax expense directly attributable to other equity	7,852	5,039	41,188

Sub-total	1,326,506	671,609	620,485

Deferred tax expense
Change in deferred tax assets (liabilities) due to temporary differences	(217,805)	442,852	408,941
Income tax expense (income) directly attributable to equity	68,802	(224,668)	18,128

Others	993	766	3,824

Sub-total	(148,010)	218,950	430,893

Income tax expense	1,178,496	890,559	1,051,378

F-18
3

(2)	Income tax expense reconciled to net income before income tax expense is as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2022	2023	2024
Net income before income tax expense	4,547,570	3,517,453	4,222,847
Tax calculated at statutory tax rate (*1)(*2)	1,171,389	859,608	1,014,678
Adjustments:
Effect of income that is exempt from taxation	(73,488)	(37,500)	(46,946)
Effect of expenses that are not deductible in determining taxable income	26,793	12,163	53,719
Adjustments recognized in the current period in relation to the current tax of prior periods	(14,088)	(22,456)	(36,205)
Others	67,890	78,744	66,132

Sub-total	7,107	30,951	36,700

Income tax expense	1,178,496	890,559	1,051,378

Effective tax rate	25.90%	25.32%	24.90%

(*1)
The applicable income tax rate in 2022
: 11% up to 200 million Won in tax basis, 22% over 200 million Won to 20 billion Won, 24.2% over 20 billion Won to 300 billion Won and 27.5% over 300 billion Won.

(*2)
The applicable income tax rate in 2023 and 2024
: 9.9% up to 200 million Won in tax basis, 20.9% over 200 million Won to 20 billion Won, 23.1% over 20 billion Won to 300 billion Won and 26.4% over 300 billion Won.

(3)	Changes in deferred tax assets and liabilities for the years ended December 31, 2022, 2023 and 2024, are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2022
	Beginning balance	Business combination	Recognized as income (expense)	Recognized as other comprehensive income (expense)	Ending Balance
Gain (loss) on financial assets	273,356	—	(55,410)	155,199	373,145
Gain on valuation using the equity method of accounting	15,260	—	11,139	(5,844)	20,555
Gain (loss) on valuation of derivatives	(149,805)	—	159,664	758	10,617
Accrued income	(82,482)	—	(7,848)	—	(90,330)
Provision for loan losses	(34,625)	—	14,520	—	(20,105)
Loan and receivables written off	8,244	—	(318)	—	7,926
Loan origination costs and fees	(194,463)	—	25,370	—	(169,093)
Defined benefit liability	449,615	—	15,760	(95,590)	369,785
Deposits with employee retirement insurance trust	(432,001)	—	(18,437)	216	(450,222)
Provision for guarantee	7,424	—	904	—	8,328
Other provision	100,571	—	(13,342)	—	87,229
Others (*)	(99,803)	(1,473)	16,878	14,063	(70,335)

Net deferred tax assets(liabilities)	(138,709)	(1,473)	148,880	68,802	77,500

(*)	Among the deferred tax assets and liabilities classified as ‘Others,’ the deferred tax asset arising from unused tax losses amounts to 3,536 million Won.

F-18
4

	For the year ended December 31, 2023
	Beginning balance	Business combination	Recognized as income (expense)	Recognized as other comprehensive income (expense)	Ending Balance
Gain (loss) on financial assets	373,145	—	(272,072)	(258,467)	(157,394)
Gain on valuation using the equity method of accounting	20,555	—	(35,357)	4,430	(10,372)
Gain (loss) on valuation of derivatives	10,617	—	24,869	326	35,812
Accrued income	(90,330)	—	(42,608)	—	(132,938)
Provision for loan losses	(20,105)	—	61,093	—	40,988
Loan and receivables written off	7,926	—	1,846	—	9,772
Loan origination costs and fees	(169,093)	—	(4,324)	—	(173,417)
Defined benefit liability	369,785	—	29,308	28,172	427,265
Deposits with employee retirement insurance trust	(450,222)	—	(50,044)	548	(499,718)
Provision for guarantee	8,328	—	(54)	—	8,274
Other provision	87,229	—	91,888	—	179,117
Others (*)	(70,335)	(11,593)	(22,729)	323	(104,334)

Net deferred tax assets(liabilities)	77,500	(11,593)	(218,184)	(224,668)	(376,945)

(*)	Among the deferred tax assets and liabilities classified as ‘Others,’ the deferred tax asset arising from unused tax losses amounts to 1,998 million Won.

	For the year ended December 31, 2024
	Beginning balance	Business combination	Recognized as income (expense)	Recognized as other comprehensive income (expense)	Ending Balance
Gain (loss) on financial assets	(157,394)	—	(110,523)	15,463	(252,454)
Gain (loss) on valuation using the equity method of accounting	(10,372)	—	(8,391)	1,608	(17,155)
Gain (loss) on valuation of derivatives	35,812	—	(289,117)	(247)	(253,552)
Accrued income	(132,938)	—	16,258	—	(116,680)
Provision for loan losses	40,988	—	41,496	—	82,484
Loan and receivables written off	9,772	—	(1,069)	—	8,703
Loan origination costs and fees	(173,417)	—	(6,775)	—	(180,192)
Defined benefit liability	427,265	—	29,008	22,120	478,393
Deposits with employee retirement insurance trust	(499,718)	—	(400)	514	(499,604)
Provision for guarantee	8,274	—	(2,474)	—	5,800
Other provision	179,117	—	(47,570)	—	131,547
Others (*)	(104,334)	(544)	(46,968)	(21,330)	(173,176)

Net deferred tax assets(liabilities)	(376,945)	(544)	(426,525)	18,128	(785,886)

(*)	Among the deferred tax assets and liabilities classified as ‘Others,’ the deferred tax asset arising from unused tax losses amounts to 12,507 million Won.

F-18
5

(4)	Unrealizable temporary differences are as follows (Unit: Korean Won in millions):

	December 31, 2023	December 31, 2024
Deductible temporary differences	313,565	332,384
Tax loss carry forward	16,823	62,963
Taxable temporary differences	(9,138,085)	(10,335,041)

Total	(8,807,697)	(9,939,694)

No deferred income tax asset has been recognized for the deductible temporary difference of 304,997 million Won associated with investments in subsidiaries as of December 31, 2024, because it is not probable that the temporary differences will be reversed in the foreseeable future. Also, no deferred income tax asset has been recognized for the other 27,387 million Won due to the uncertainty of its feasibility in the future.
No deferred income tax liability has been recognized for the taxable temporary difference of 10,335,041 million Won associated with investment in subsidiaries as of December 31, 2024, due to the following reasons:

•	The Group is able to control the timing of the reversal of the temporary difference.

•	It is probable that the temporary difference will not be reversed in the foreseeable future.
As of December 31, 2024, the expected extinctive date of tax loss carry forward that are not recognized as deferred tax assets are as follows (Unit: Korean Won in millions):

	1 year or less	1–2 years	2–3 years	More than 3 years
Tax loss carry forward	7,609	7,204	6,661	41,489

(5)	Details of accumulated deferred tax charged directly to other equity are as follows (Unit: Korean Won in millions):

	December 31, 2023	December 31, 2024
Loss on valuation of financial assets at FVTOCI	(44,591)	(28,645)
Loss on financial instruments designated to be measured at FVTPL	—	(483)
Gain on valuation of equity method investments	664	2,272
Gain(loss) on foreign currency translation of foreign operations	10,261	(11,069)
Gain on valuation of hedge accounting of the net investment in foreign operations	14,854	56,042
Remeasurements of the defined benefit plan	8,136	30,770
Gain(loss) on derivatives designated as cash flow hedge	240	(7)

Total	(10,436)	48,880

(6)	Current tax assets and liabilities are as follows (Unit: Korean Won in millions):

	December 31, 2023	December 31, 2024
Current tax assets	203,542	61,613
Current tax liabilities	103,655	127,126

(7)	Impact of Pillar Two income taxes
Under the Pillar Two legislation, the Group is liable to pay a top-up tax for the difference between their GloBE effective tax rate per jurisdiction and the 15% minimum rate. All entities within the group have an effective tax rate that exceeds 15%. There is no pillar two income tax expense for the year ended December 31, 2024. The
Group
applied the exception to recognizing and disclosing information about deferred tax and assets and liabilities related to Pillar Two income Taxes.

F-18
6

39. EARNINGS PER SHARE (“EPS”)

(1)
Basic EPS is calculated by dividing net income attributable to common shareholders by weighted-average number of common shares outstanding (Unit: Korean Won in millions, except for EPS and number of shares):

	For the years ended December 31
	2022	2023	2024
Net income attributable to common shareholders	3,186,772	2,506,296	3,085,995
Dividends to hybrid securities	(91,756)	(131,148)	(158,682)
Net income attributable to common shareholders	3,095,016	2,375,148	2,927,313
Weighted average number of common shares outstanding (Unit: million shares)	728	735	741
Basic EPS (Unit: Korean Won)	4,251	3,230	3,950

(2)	The weighted average number of common shares outstanding is as follows (Unit: number of shares, days):

	For the year ended December 31, 2023
	Number of shares	Accumulated number of shares outstanding during period
Common shares issued at the beginning of the period	728,060,549	265,742,100,385
Treasury stocks	(343,991)	(125,556,715)
Acquisition and retirement of treasury stock etc.	(13,500,691)	(2,104,222,930)
Acquisition of treasury stock (odd-lot stock at comprehensive share exchange)	(51,621)	(6,504,246)
Disposal of treasury stock	1,883,007	171,193,865
Issuance of new shares (comprehensive share exchange)	32,474,711	4,741,307,806

Sub-total (①)		268,418,318,165

Weighted average number of common shares outstanding (②=(①/365))		735,392,653

	For the year ended December 31, 2024
	Number of shares	Accumulated number of shares outstanding during period
Common shares issued at the beginning of the period	751,949,461	275,213,502,726
Treasury stocks	(3,427,497)	(1,254,463,902)
Acquisition of treasury stock	(9,359,809)	(2,742,480,364)
Disposal of treasury stock	347,070	89,415,280

Sub-total (①)		271,305,973,740

Weighted average number of common shares outstanding (②=(①/366))		741,273,152

Diluted EPS is equal to basic EPS because there is no
dilution
effect for the years ended December 31, 2023 and 2024.

F-18
7

40. CONTINGENT LIABILITIES AND COMMITMENTS

(1)	Details of guarantees are as follows (Unit: Korean Won in millions):

	December 31, 2023	December 31, 2024
Confirmed guarantees
Guarantee for loans	58,205	60,571
Acceptances	467,964	617,599
Guarantees in acceptances of imported goods	74,916	75,265
Other confirmed guarantees	8,050,815	10,337,850

Sub-total	8,651,900	11,091,285

Unconfirmed guarantees
Local letters of credit	161,608	167,580
Letters of credit	2,873,350	3,213,170
Other unconfirmed guarantees	1,516,585	1,558,187

Sub-total	4,551,543	4,938,937

Commercial paper purchase commitments and others	589,858	581,040

Total (*)	13,793,301	16,611,262

(*)	Includes financial guarantees of 3,661,656 million Won and 4,156,790 million Won as of December 31, 2023 and December 31, 2024, respectively.

(2)	Details of unused loan commitments and others are as follows (Unit: Korean Won in millions):

	December 31, 2023	December 31, 2024
Loan commitments	126,829,192	133,863,588
Other commitments (*)	7,339,952	6,564,353

(*)	As of December 31, 2023 and 2024, the amount of unsecured bills (purchase bills sales) and etc. are 2,485,853 million w on and 1,992,030 million w on, respectively.

(3)	Litigation case
Litigation case that the key Group is a defendant in a lawsuit pending (excluding fraud lawsuits and those lawsuits that are filed only to extend the statute of limitation, etc.) are 603 cases (litigation value of 513,863 million Won) and 871 cases (litigation value of 862,669 million Won) as of December 31, 2023 and 2024 respectively, and provisions for litigations are 28,581 million Won and 23,233 million Won.

(4)	Other commitments

1)
Responsible completion type management land trust is a trust that bears the obligation of responsible completion when the construction company fails to fulfill the obligation of responsible completion, and the obligation to compensate losses to the lending financial institution if Woori Asset Trust, a subsidiary, fails to fulfill the obligation of responsible completion. As of December 31, 2024, Woori Asset Trust, a subsidiary, has committed to fulfill responsibility for the completion of 7 projects (including completed projects), including knowledge industry center in Tangjeong-myeon, Asan-si, Chungcheongnam-do. the initial total limit of PF (Project Financing) loans from PF lending financial institutions invested in the responsible completion type management land trust business (including completion) is 546,000 million Won. After deduction of limits and other adjustments, the total limit of the PF lending financial institution is 384,680 million Won and the amount of PF loans is 354,830 million Won.

F-18
8

As of December 31, 2024, Woori Asset Trust has committed to fulfill responsibility for the completion of 5 projects (excluding completed project), including an officetel in the Okjeong district, Yangju-si, Gyeonggi-do. As of December 31, 2024, the initial total limit of PF (Project Financing) loans from PF lending financial institutions invested in the responsible completion type management land trust business (excluding completion) is 476,500 million Won and the amount of PF loans is 310,580 million Won. Regarding these commitment about the responsibility for completion, additional losses may occur. However, since the possibility and amount of loss cannot be reliably estimated, these impacts have not been reflected in the financial statements at the end of the current period.
Meanwhile, Woori Asset Trust Co., Ltd. has failed to fulfill the responsibility of the completion of 4 projects (excluding completion) including Oncheon park in Oncheon-dong, Busan. The total amount of PF limit from PF lending financial institutions invested in projects is 386,500 million Won and the amount of PF loans is 241,980 million Won. The PF limit may be subject to change during the project progress due to reasons such as limit deductions. The total amount of trust account limit for projects is 110,500 million Won and the amount utilized in the trust account is 80,535 million Won. The trust account limit may be subject to change during the project progress due to reasons such as limit deductions.
As of December 31, 2024, Woori Asset Trust has 4 cases (including completion), such as Oncheon park in Oncheon-dong, Busan, where our company’s guaranteed completion deadlines have passed. As of December 31, 2024, the total PF limit of the PF loan financial institutions invested in the concerned project is 287,000 million Won and the PF loan amount is 137,530 million Won. The PF limit may be subject to change during the project progress due to reasons such as limit deductions.
The total amount of trust account limit for projects is 45,200 million Won and the amount utilized in the trust account is 39,266 million Won. The trust account limit may be subject to change during the project progress due to reasons such as limit deductions.

2)
Also, as of December 31, 2024, Woori Asset Trust, a subsidiary, may lend a trust account for a part of the total project cost in relation to 33 debt-type land trust contracts including Boutique Terrace Hotel in Woo-dong, Haeundae-gu, Busan. The maximum loan amount (unused limit) is 165,911 million Won. Whether or not Woori Asset Trust lends a trust account in relation to the relevant businesses is not an unconditional payment obligation, and it is determined by considering overall matters such as the unique account and the fund balance plan of each trust business.

3)
Pursuant to some contracts related to asset securitization, as of December 31, 2024, Woori Card, a subsidiary, utilizes various prerequisites as triggering events causing early redemption, limiting risks that investors bear due to change in asset quality. Breach of such triggering clause leads to an early redemption of the securitized bonds.

4)
During the prior period, there was an investigation by Fair Trade Commission regarding Loan-To-Value ratio. Woori Bank, a subsidiary, received the review report in January 2024, but cannot reasonably estimate its impact on consolidated financial statements.

5)
In March 2025, the Personal Information Protection Commission imposed a fine of 13,451 million Won on
Woori Card Co., Ltd., a subsidiary of the Group, in accordance with the Personal Information Protection Act, regarding the personal credit information leakage of merchants representatives occured between January and April 2024.

F-18
9

41. RELATED PARTY TRANSACTIONS
Related parties of the Group as of December 31, 2023 and 2024, and assets and liabilities recognized, guarantees and commitments, major transactions with related parties and compensation to key management for the years ended December 31, 2023 and 2024 are as follows. Please refer to Note 13 for the details of joint ventures and associates.

(1)	Assets and liabilities from transactions with related parties are as follows (Unit: Korean Won in millions):

Related parties		Account title	December 31, 2023	December 31, 2024
Associates	W Service Networks Co., Ltd.	Loans	108	51
		Deposits due to customers	3,245	3,054
		Accrued expenses	7	86
		Other liabilities	100	339

	Korea Credit Bureau Co., Ltd.	Loans	1	1
		Deposits due to customers	771	780
		Accrued expenses	1	13
		Other liabilities	—	—

	Korea Finance Security Co., Ltd.	Loans	3,228	3,225
		Loss allowance	(71)	(43)
		Deposits due to customers	1,323	1,145
		Other liabilities	6	3

	LOTTE CARD Co. Ltd.	Loans	12,209	27,913
		Account receivables	31	21
		Loss allowance	(269)	(297)
		Derivative assets	—	1,075
		Other assets	2	49
		Deposits due to customers	62,587	20,207
		Other liabilities	289	273

	K BANK Co., Ltd.	Loans	54	18
		Account receivables	13	32
		Other assets	18	—
		Other liabilities	214,135	193,719

	Others (*)	Loans	65,558	38,819
		Loss allowance	(61)	(273)
		Other assets	47,828	66,088
		Deposits due to customers	4,212	3,575
		Other liabilities	992	232

(*)	Others include Godo Kaisha Oceanos 1 and etc., as of December 31, 2023 and 2024.

F-1
9
0

(2)	Gain or loss from transactions with related parties are as follows (Unit: Korean Won in millions):

			For the years ended December 31
Related parties		Account title	2022	2023	2024
Associates	W Service Network Co., Ltd.	Other income	—	—	35
		Interest expenses	14	35	37
		Fees expenses	543	552	483
		Other expenses	1,907	1,575	1,095
	Korea Credit Bureau Co., Ltd.	Interest expenses	40	9	—
		Fees expenses	3,730	4,047	3,986
		Other expenses	139	143	155
	Korea Finance Security Co., Ltd.	Interest income	141	181	142
		Interest expenses	3	3	3
		Provision (Reversal) of allowance for credit loss	44	26	(32)
		Other expenses	52	33	25
	LOTTE CARD Co., Ltd.	Interest income	83	10	1,586
		Fees income	7,701	4,164	4,019
		Gain on derivatives	—	—	1,075
		Loss on derivatives	—	—	457
		Interest expenses	1,902	5,665	4,127
		Provision (Reversal) of allowance for credit loss	(27)	(455)	11
	K BANK Co., Ltd.	Fees income	698	190	269
		Fees expenses	937	339	—
	Others (*)	Interest income	713	682	844
		Fees income	7,138	15,295	53,562
		Dividends income	—	1,700	3,729
		Other income	—	4,760	2,890
		Interest expenses	10	9,333	18,045
		Other expenses	—	836	1,612
		Provision (Reversal) of allowance for credit loss	(92)	(27)	212
		Provision of impairment losses due to credit loss	1	—	—

(*)	Others include Win Mortgage Co., Ltd. and etc., for the years ended December 31, 2023 and 2024.

(3)	Major loan transactions with related parties for the years ended December 31, 2022, 2023 and 2024 are as follows (Unit: Korean Won in millions):

		For the year ended December 31, 2022
Related parties		Beginning balance	Loan	Collection	Others	Ending balance (*)
Associates	W Service Network Co., Ltd.	20	352	252	—	120
	Korea Credit Bureau Co., Ltd.	2	15	15	—	2
	Korea Finance Security Co., Ltd.	3,425	2,407	2,399	—	3,433
	LOTTE CARD Co., Ltd.	3,750	50,000	3,750	—	50,000
	K BANK Co., Ltd.	99	315	411	—	3
	Godo Kaisha Oceanos 1	43,033	41,467	43,033	(1,653)	39,814
	Woori Zip 1	12,775	—	—	(956)	11,819
	Woori Zip 2	18,132	—	—	(1,356)	16,776
	Central Network Solutions Co., Ltd.	—	251	—	—	251

(*)	Payments that occurred for business reasons among related parties are excluded and net increase or decrease was used for limited credit loan.

F-19
1

		For the year ended December 31, 2023
Related parties		Beginning balance	Loan	Collection	Others	Ending balance (*)
Associates	W Service Network Co., Ltd.	120	483	495	—	108
	Korea Credit Bureau Co., Ltd.	2	12	13	—	1
	Korea Finance Security Co., Ltd.	3,433	2,911	3,116	—	3,228
	LOTTE CARD Co., Ltd.	50,000	226,318	264,109	—	12,209
	K BANK Co., Ltd.	3	218	167	—	54
	One Mortgage	—	262	247	—	15
	ARAM CMC CO.LTD	—	41	—	—	41
	Godo Kaisha Oceanos 1	39,814	—	—	(1,693)	38,121
	Woori Zip 1	11,819	—	—	(502)	11,317
	Woori Zip 2	16,776	—	—	(713)	16,063
	Central Network Solutions Co., Ltd.	251	—	251	—	—

(*)	Payments that occurred for business reasons among related parties are excluded and net increase or decrease was used for limited credit loan.

		For the year ended December 31, 2024
Related parties		Beginning balance	Loan	Collection	Others	Ending balance (*)
Associates	W Service Network Co., Ltd.	108	475	532	—	51
	Korea Credit Bureau Co., Ltd.	1	3	3	—	1
	Korea Finance Security Co., Ltd.	3,228	2,705	2,708	—	3,225
	LOTTE CARD Co., Ltd.	12,209	288,794	274,484	1,394	27,913
	K BANK Co., Ltd.	54	317	353	—	18
	Win Mortgage Co.,Ltd.	15	243	250	—	8
	ARAM CMC CO.LTD	41	—	—	—	41
	Godo Kaisha Oceanos 1	38,121	—	—	649	38,770
	Woori Zip 1	11,317	—	11,227	(90)	—
	Woori Zip 2	16,063	—	15,936	(127)	—

(*)	Payments that occurred for business reasons among related parties are excluded and net increase or decrease was used for limited credit loan.

(4)	Details of changes in major deposits due to customers with related parties for the years ended December 31, 2022, 2023 and 2024 are as follows (Unit: Korean Won in millions):

		For the year ended December 31, 2022
Related parties		Beginning balance	Increase	Decrease	Ending balance (*)
Associates	W Service Networks Co., Ltd	1,180	1,200	1,180	1,200
	Partner One Value Up I Private Equity Fund	329	550	779	100
	Korea Credit Bureau Co., Ltd.	—	3,000	—	3,000

(*)	Details of payment between related parties, demand deposit due to customers and etc. are excluded.

		For the year ended December 31, 2023
Related parties		Beginning balance	Increase	Decrease	Ending balance (*)
Associates	W Service Networks Co., Ltd	1,200	1,000	1,200	1,000
	Partner One Value Up I Private Equity Fund	100	—	100	—
	Korea Credit Bureau Co., Ltd.	3,000	—	3,000	—
	One Mortgage	—	1,200	600	600

(*)	Details of payment between related parties, demand deposit due to customers and etc. are excluded.

F-19
2

		For the year ended December 31, 2024
Related parties		Beginning balance	Increase	Decrease	Ending balance (*)
Associates	W Service Networks Co., Ltd	1,000	2,000	2,000	1,000
	Win Mortgage Co.,Ltd.	600	2,266	1,479	1,387

(*)	Details of payment between related parties, demand deposit due to customers and etc. are excluded.

(5)	There are no major borrowing transactions with related parties for the years ended December 31, 2023 and 2024.

(6)	Guarantees provided to the related parties are as follows (Unit: Korean Won in millions):

Warrantee	December 31, 2023	December 31, 2024	Warranty
Korea Finance Security Co., Ltd.	632	635	Unused loan commitment
Korea Credit Bureau Co., Ltd.	34	34	Unused loan commitment
W Service Network Co., Ltd.	72	129	Unused loan commitment
K BANK Co., Ltd.	246	282	Unused loan commitment
LOTTE CARD Co., Ltd.	498,400	498,400	Unused loan commitment
LOTTE CARD Co., Ltd.	1,483	1,691	Confirmed Foreign Currency Payment Guarantee
Win Mortgage Co., Ltd.	34	42	Unused loan commitment
As of December 31, 2023 and 2024, the recognized payment guarantee provisions are 294 million Won and 272 million Won, respectively, in relation to the guarantees provided to the related parties above.

(7)	Amount of commitments with the related parties are as follows (Unit: Korean Won in millions):

Warrantee	December 31, 2023	December 31, 2024	Warranty
NH Woori Newdeal Growth Alpha Private Equity Fund 1	36,941	15,906	Securities purchase commitment
Samsung Together Korea IPPF private securities investment trust 3 [Equity-FoFs]	990,000	990,000	Securities purchase commitment
BTS 2nd Private Equity Fund	4,774	1,854	Securities purchase commitment
STASSETS FUND III	6,000	3,000	Securities purchase commitment
Synaptic Future Growth Private Equity Fund 1	4,389	3,443	Securities purchase commitment
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership	4,664	4,664	Securities purchase commitment
Woori Seoul Beltway Private Special Asset Fund No.1	34,437	30,949	Securities purchase commitment
Woori Oncorp Corporate support of Major Industry General Type Private Investment Trust 2	—	60	Securities purchase commitment
Woori Asset Global Partnership Fund No.5	127,500	97,500	Securities purchase commitment
Woori-Q Corporate Restructuring Private Equity Fund	12,186	—	Securities purchase commitment
JC Assurance No.2 Private Equity Fund	1,351	1,351	Securities purchase commitment

F-19
3

Warrantee	December 31, 2023	December 31, 2024	Warranty
Crevisse Raim Impact 1st Startup Venture Specialist Private Equity Fund	243	148	Securities purchase commitment
Woori Real Estate Investment No. 1 Limited Liability Company	—	7,100	Securities purchase commitment
Woori Future Energy Private Special Asset Investment Trust(General) No.1	—	33,600	Securities purchase commitment
LOTTE CARD Co., Ltd.	—	350,000	Derivative commitment

(8)	Major investment and Recovery transactions
There are no major investment and recovery transactions with related parties for the years ended December 31, 2024. The details of such transactions with related parties for the years ended December 31, 2023 are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2023
Related parties	Investment and others (*)	Recovery and others (*)
Woori BIG SATISFACTION SHINJONG MMF 3RD	—	441,470
Woori G Oncorp Corporate support of Major Industry General Type Private Investment Trust (Type 2)	38	—

(*)	Investment and recovery transactions of associates are described in Note 13.(2)

(9)	Compensation for key management is as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2022	2023	2024
Short-term employee salaries	21,990	22,626	34,676
Retirement benefit service costs	937	1,160	1,372
Share-based compensation	4,234	5,474	11,298

Total	27,161	29,260	47,346

Key management includes executives and directors of Woori Financial Group and major subsidiaries, and also includes CEO of other subsidiaries. Outstanding assets from transactions with key management amount to 3,932 million Won and 3,523 million Won, as of December 31, 2023 and 2024 respectively and with respect to the assets, the Group has not recognized any allowance nor related impairment loss due to credit losses. Also, liabilities from transaction with key management amount to 34,054 million Won and 69,372 million Won, respectively, as of December 31, 2023 and 2024.

F-19
4

42.	LEASES

(1)	Lessor

1)	Finance lease

①	The total investment in finance lease and the present value of the minimum lease payments to be recovered are as follows (Unit: Korean Won in millions):

	December 31, 2023
	Total investment in lease	Net investment in lease
Within one year	226,242	208,121
After one year but within two years	330,524	308,793
After two years but within three years	446,742	412,015
After three years but within four years	364,917	323,331
After four years but within five years	127,001	109,675
After five years	24	24

Total	1,495,450	1,361,959

	December 31, 2024
	Total investment in lease	Net investment in lease
Within one year	281,087	263,105
After one year but within two years	372,273	348,055
After two years but within three years	327,294	297,093
After three years but within four years	152,027	136,499
After four years but within five years	72,648	61,267
After five years	—	—

Total	1,205,329	1,106,019

②	The unrealized interest income of the finance lease is as follows (Unit: Korean Won in millions):

	December 31, 2023	December 31, 2024
Total investment in lease	1,495,450	1,205,329
Net investment in lease
Present value of minimum lease payments	1,361,959	1,106,019

Unearned interest income	133,491	99,310

2)	Operating lease

①	The details of prepaid lease assets and operating lease assets are as follows (Unit: Korean Won in millions):

	December 31, 2023	December 31, 2024
Prepaid lease assets	20,538	42,996
Operating lease assets
Acquisition cost	4,199,535	5,132,477
Accumulated depreciation	(913,609)	(1,209,633)
Net carrying value	3,285,926	3,922,844

Total	3,306,464	3,965,840

F-19
5

②	The details of changes in operating lease assets are as follows (Unit: Korean Won in millions):

	December 31, 2023	December 31, 2024
Beginning balance	2,590,457	3,285,926
Acquisition	1,336,203	1,463,419
Disposal	(202,542)	(262,184)
Depreciation	(462,394)	(587,148)
Others	24,202	22,831

Ending balance	3,285,926	3,922,844

③	The future lease payments to be received under the lease contracts are as follows (Unit: Korean Won in millions):

	December 31, 2023	December 31, 2024
Within one year	748,283	895,812
After one year but within two years	681,591	763,682
After two years but within three years	517,967	515,003
After three years but within four years	286,677	312,886
After four years but within five years	121,621	102,478

Total	2,356,139	2,589,861

④	There is no adjusted lease payments recognized as profit or loss for the years ended December 31, 2023 and 2024.

(2)	Lessee

1)	The future lease payments under the lease contracts are as follows (Unit: Korean Won in millions):

	December 31, 2023	December 31, 2024
Lease payments
Within one year	206,798	194,384
After one year but within five years	146,755	317,609
After five years	25,356	50,352

Total	378,909	562,345

2)	Total cash outflows from lease are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2023	2024
Total cash outflows from lease	195,015	240,491

3)
Details of lease payments that are not included in the measurement of lease liabilities due to the fact that they are short-term leases or leases for which the underlying asset is low value are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2023	2024
Lease payments for short-term leases	936	273
Lease payments for which the underlying asset is of low value	1,369	1,448

Total	2,305	1,721

F-19
6

Variable lease payments that were not included in the measurement of lease liabilities for the years ended December 31, 2023 and 2024 were 32,037 million Won and 24,380 million Won.

43.	BUSINESS COMBINATION

(1)	General
The Group resolved to merge with Korea Foss Securities Co., Ltd. on May 3, 2024, following a resolution by the Board of Directors. This decision is based on maximizing synergy effects through the merger, enhancing competitiveness, improving management efficiency, and achieving sustainable growth.
The Group merged with Korea Foss Securities Co., Ltd. as the surviving company and Woori Investment Bank Co., Ltd. as the dissolving company, with the merger date set as August 1, 2024.

(2)	Identifiable Net Assets

1)	The amounts of acquired assets and assumed liabilities as of the merger date are as follows (Unit: Korean Won in millions):

Amount
Assets
Cash and cash equivalents	2,008
Financial assets at fair value through profit or loss	53,669
Loans and other financial assets at amortized cost	168,576
Securities at amortized cost	10,000
Premises and equipment	2,485
Intangible assets (*1)	6,873
Current tax assets	103
Other assets	1,723

Sub-total	245,437

Liabilities
Deposits due to customers	193,648
Provisions	218
Other financial liabilities	2,515
Deferred tax liabilities (*2)	544
Other liabilities	967

Sub-total	197,892

Identifiable Net Assets Fair value	47,545

(*1)
For the trademark item among intangible assets, an impairment adjustment of 10 million KRW was made due to its lack of utility following the launch of Woori Investment Securities Co. Ltd. Additionally, the amount includes 2,613 million KRW recognized for customer relationships as a result of the business combination. This has been identified as a separate identifiable intangible asset and has been valued at fair value using the Multi-Period Excess Earnings Method (MEEM).

The Multi-Period Excess Earnings Method (MEEM) estimates the future cash flows generated by each intangible asset and deducts the portion of the cash flow attributable to the contribution of other assets. This method then discounts the pure cash flow generated by the intangible asset to its present value.

(*2)	The deferred tax liabilities were recognized by applying the marginal tax rate (20.9%) to the differences between the fair value and the carrying amount of the identifiable assets and liabilities

F-19
7

2)	Merger Accounting
Legally, the merger is in the form of Korea Foss Securities Co., Ltd., the surviving company, absorbing Woori Investment Bank Co., Ltd, the merged company. However, for accounting purposes, it is treated as a reverse acquisition, where Woori Investment Bank Co., Ltd. is considered to have acquired Korea Foss Securities Co., Ltd.

(3)	Goodwill
The goodwill recognized as a result of the business combination is as follows (Unit: Korean Won in millions):

Amount
Consideration transferred	56,240
Identifiable net assets fair value	47,545
Non-controlling interests (*)	6,444
Goodwill	15,139

(*)	Non-controlling interests were recognized at fair value applying the closing price on the acquisition date of Woori Venture Partners.
The consideration transferred in a business combination includes a control premium paid to acquire Korea Foss Securities Co., Ltd., resulting in the recognition of goodwill. Additionally, the consideration paid for the business combination includes amounts related to expected synergies, increased revenues, and future market growth.
As part of the acquisition, the consolidated company also acquired customer relationships of Korea Foss Securities Co., Ltd. These relationships meet the separability criterion and the recognition requirements for intangible assets, and thus were recognized separately from goodwill.

(4)
Assuming that the acquisition date for the business combination is the same as the beginning of the reporting period, the revenue and net income of Woori Investment Securities Co., Ltd. reported in the consolidated statement of comprehensive income are 439,640 million Won and 434 million Won, respectively.

44.	EVENTS AFTER THE REPORTING PERIOD

(1)
At the Board of Directors meeting held on February 7, 2025, the Group declared to acquire and retire treasury stocks, it is expected to acquire 150 billion Won through trust contracts from February 11, 2025 to September 11, 2025, and all of the stocks acquired through this case will be retired afterwards.

(2)
Woori Bank, a subsidiary, decided to implement a voluntary retirement program through a labor-management agreement in January 2025. As a result, the Group will recognize severance pay amounting to 169,013 million Won for the three-month period.

(3)
In March 2025, the Personal Information Protection Commission imposed a fine of 13,451 million
Won on Woori Card Co., Ltd., a subsidiary of the Group, in accordance with the Personal Information Protection Act.

F-19
8

45.	PARENT COMPANY
Condensed financial information of the parent company is as follows:

(1)	Condensed statements of financial positions

	December 31, 2023	December 31, 2024
	(Korean Won in millions)
ASSETS
Cash and cash equivalents:
Bank subsidiaries	289,507	1,185,912
Investments in subsidiaries and associates
Bank subsidiaries	18,921,151	18,921,151
Non-bank subsidiaries	4,749,325	5,284,866
Other assets	1,826,039	961,108

Total assets	25,786,022	26,353,037

LIABILITIES
Debentures	1,587,659	2,037,567
Other liabilities	197,365	162,739

Total liabilities	1,785,024	2,200,306

EQUITY	24,000,998	24,152,731
Total liabilities and equity	25,786,022	26,353,037

(2)	Condensed statements of comprehensive income

	2022	2023	2024
	(Korean Won in millions, except for per share data)
Interest and dividend income
Interest income
Bank subsidiaries	25,614	63,806	51,778
Other	—	786	—
Dividends
Bank subsidiaries	1,175,672	1,372,572	1,131,996
Non-bank subsidiaries	96,721	110,384	76,526
Others	(112,380)	(122,878)	(136,999)

Operating income	1,185,627	1,424,670	1,123,301

Non-operating loss	(1,363)	(1,043)	(147)
Net income before income tax expense	1,184,264	1,423,627	1,123,154
Income tax income(loss)	(1,015)	881	178

Net income	1,183,249	1,424,508	1,123,332

Other comprehensive income(loss), net of tax	(22,312)	18,916	9,138

Total comprehensive income	1,160,937	1,443,424	1,132,470

Basic and diluted earnings per share	1,499	1,754	1,296

F-19
9

(3)	Condensed statements of cash flows

	2022	2023	2024
	(Korean Won in millions)
Cash flows from operating activities:
Net income	1,183,249	1,424,508	1,123,332
Adjustments:
Interest income
Bank subsidiaries	(25,614)	(63,806)	(51,778)
Other	—	(786)	—
Dividend income
Bank subsidiaries	(1,175,672)	(1,372,572)	(1,131,996)
Non-bank subsidiaries	(96,721)	(110,384)	(76,526)
Others	1,295,154	1,550,265	1,285,563

Net cash provided by operating activities	1,180,396	1,427,225	1,148,595

Cash flows from investing activities:
Acquisition of investments in subsidiaries	(250,000)	(898,740)	(535,541)
Increase in advance payments related to investments in subsidiaries	—	—	(155,388)
Others	(1,343,428)	24,992	973,476

Net cash provided by (used in) investing activities	(1,593,428)	(873,748)	282,547

Cash flows from financing activities:
Issue of hybrid securities	817,985	498,680	1,196,816
Redemption of hybrid securities	—	—	(1,000,000)
Dividends paid on hybrid securities	(91,757)	(131,149)	(158,682)
Increase in borrowings and debentures	79,764	399,234	599,000
Redemption of borrowings and debentures	—	(260,000)	(150,000)
Dividends paid	(655,252)	(979,586)	(882,183)
Others	(3,072)	(104,510)	(139,688)

Net cash provided by (used in) financing activities	147,668	(577,331)	(534,737)

Net increase(decrease) in cash and cash equivalents	(265,364)	(23,854)	896,405

Cash and cash equivalents, beginning of the period	578,725	313,361	289,507
Cash and cash equivalents, end of the period	313,361	289,507	1,185,912

F-
200