Form 20-F
period 2025-12-31
WOORI FINANCIAL GROUP INC.
filed 2026-04-22
CIK 1264136

As filed with the Securities and Exchange Commission on April 22, 2026

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM
20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2025
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
Sogong-ro
,
Jung-gu,
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
734,022,375 shares of Common Stock, par value
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

For your convenience, this annual report contains conversions of Won amounts into U.S. dollars at the noon buying rate of the Federal Reserve Bank of New York for Won in effect on December 31, 2025, which was ￦1,444.6 = US$1.00.

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

Item 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable

Item 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable

Item 3.	KEY INFORMATION

Item 3.A.	[Reserved]

Item 3.B.	Capitalization and Indebtedness

Not Applicable

Item 3.C.	Reasons for the Offer and Use of Proceeds

Not Applicable

Item 3.D.	Risk Factors

Summary

•	Risks relating to our corporate credit portfolio

•

The largest portion of our exposure is to small- and medium-sized enterprises, and financial difficulties experienced by companies in this segment may result in a deterioration of our asset quality and have an adverse impact on us.

•	We have exposure to companies in certain troubled sectors in Korea, and financial difficulties of companies involved in these sectors may adversely impact us.

•	A large portion of our exposure is concentrated in a relatively small number of large corporate borrowers, which increases the risk of our corporate credit portfolio.

•	We have exposure to the largest Korean commercial conglomerates, known as “chaebols,” and, as a result, financial difficulties of chaebols may have an adverse impact on us.

•

We have exposure to companies that are currently or may in the future be put in restructuring and may suffer losses as a result of additional provisions for credit loss required or the adoption of restructuring plans with which we do not agree.

•	Risks relating to our consumer credit portfolio

•	We may experience increases in delinquencies in our consumer loan and credit card portfolios.

•	A decline in the value of the collateral securing our consumer loans and our inability to realize full collateral value may adversely affect our consumer credit portfolio.

•	Risks relating to our financial holding company structure and strategy

•	We may not succeed in implementing our strategy to take advantage of, or fail to realize the anticipated benefits of, our financial holding company structure.

•

As a financial holding company, we are subject to certain regulatory requirements under Korean law, and our ability to fund our operations is dependent on the dividends we receive from our subsidiaries.

•	The dividends that we receive from our subsidiaries may be affected by potential restrictions on their ability to pay such dividends, as well as their financial conditions and operating results.

•	We may not be able to successfully execute our overseas expansion strategy.

•	We may not generate sufficient additional fees to achieve our revenue diversification strategy.

•	Risks relating to competition

•	Competition in the Korean financial industry is intense, and we may lose market share and experience declining margins as a result.

•	Competition for customer deposits may increase, resulting in a loss of our deposit customers or an increase in our funding costs.

•	Risks relating to our insurance operations

•

Our profitability may be adversely affected if actual benefits and claims amounts on our in-force insurance policies exceed the amounts that we have reserved, or we increase the amount of reserves due to a change in our underlying assumptions.

•

Our insurance subsidiaries may be required to raise additional capital or reduce their growth or business scale if their solvency ratio deteriorates or the applicable capital requirements change in the future.

•	Other risks relating to our business

•	Unfavorable changes in the global financial markets could adversely affect our results of operations and financial condition.

•

Adverse developments affecting the financial services industry, including events or concerns involving liquidity of financial institutions, could adversely affect our business, financial condition or results of operations.

•	Our risk management system may not be fully effective in mitigating risk and loss, including operational risk.

•	We have provided certain assets as collateral in connection with our secured borrowings and could be required to make payments and realize losses in the future relating to those assets.

•	Significant changes in interest rates could adversely affect our business, financial condition and results of operations.

•	Our funding is highly dependent on short-term deposits, which dependence may adversely affect our operations.

•	Labor union unrest may disrupt our operations and hinder our ability to continue to reorganize our operations.

•

The secondary market for corporate bonds in Korea is not fully developed, and, as a result, we may not be able to realize the full “marked-to-market” value of debt securities we hold when we sell any of those securities.

•

We may be required to raise additional capital if our capital adequacy ratios deteriorate or the applicable capital requirements change in the future, but we may not be able to do so on favorable terms or at all.

•

We engage in limited activities relating to Iran and Russia, which may result in regulatory or enforcement actions under relevant laws and regulations of the United States and other jurisdictions as a result of such activities, which may adversely affect our business and reputation.

•	Our operations may be subject to increasing and continually evolving cybersecurity and other technological risks.

•	Our business may be adversely affected by legal claims and regulatory actions against us.

•	We may suffer losses due to employee misconduct.

•	We are generally subject to Korean corporate governance and disclosure standards, which differ in significant respects from those in other countries.

•	Risks relating to government regulation and policy

•	Strengthening of consumer protection laws applicable to financial institutions could adversely affect our operations.

•	We may suffer customer attrition or our net interest margin may decrease as a result of government regulations or our competition strategy.

•

The Korean government may promote lending and financial support by the Korean financial industry to certain types of borrowers as a matter of policy, which financial institutions, including us, may decide to follow.

•	The Financial Services Commission may impose burdensome measures on us if it deems us or one of our subsidiaries to be financially unsound.

•	Risks relating to Korea

•	Unfavorable financial and economic developments in Korea may have an adverse effect on us.

•	Escalations in tensions with North Korea could have an adverse effect on us and the market price of our ADSs.

•	Labor unrest in Korea may adversely affect our operations.

•	Risks relating to our common stock and ADSs

•

Certain dealings in our common stock by us or our major shareholders may adversely affect the market price of our common stock and ADSs and may dilute your investment and relative ownership interest in us.

•	Prior sales by the KDIC of shares of our common stock may result in adverse Korean tax consequences for you.

•	Ownership of our common stock is restricted under Korean law.

•	You will not be able to exercise dissent and appraisal rights unless you have withdrawn the underlying shares of our common stock and become our direct shareholder.

•	You may be limited in your ability to deposit or withdraw common stock.

•	You will not have preemptive rights in some circumstances.

•	Your dividend payments and the amount you may realize upon a sale of your ADSs will be affected by fluctuations in the exchange rate between the U.S. dollar and the Won.

•	The market value of your investment may fluctuate due to the volatility of, and government intervention in, the Korean securities market.

•	If the Korean government deems that emergency circumstances are likely to occur, it may restrict you and the depositary from converting and remitting dividends and other amounts in U.S. dollars.

•	Other Risks

•	You may not be able to enforce a judgment of a foreign court against us.

Risks relating to our corporate credit portfolio

The largest portion of our exposure is to small- and medium-sized enterprises, and financial difficulties experienced by companies in this segment may result in a deterioration of our asset quality and have an adverse impact on us.

Our loans to small- and medium-sized enterprises amounted to ￦135,154 billion, or 34.8% of our total loans, as of December 31, 2024 and ￦128,868 billion, or 32.1% of our total loans, as of December 31, 2025. As of December 31, 2025, Won-denominated loans to small- and medium-sized enterprises that were classified as substandard or below were ￦1,058 billion, representing 0.8% of such loans to those enterprises. See “Item 4.B. Business Overview—Corporate Banking—Small- and Medium-Sized Enterprise Banking.” We recorded charge-offs of ￦762 billion in respect of our Won-denominated loans to small- and medium-sized enterprises in 2025, compared to charge-offs of ￦342 billion in 2024 and ￦330 billion in 2023. According to data compiled by the Financial Supervisory Service, the industry-wide delinquency ratios for Won-denominated loans to small- and medium-sized enterprises increased in 2024 and 2025, and was 0.7% as of December 31, 2025. The delinquency ratio for small- and medium-sized enterprises is calculated as the ratio of (1) the outstanding balance of such loans in respect of which either principal or interest payments are overdue by one month or more to (2) the aggregate outstanding balance of such loans. Our delinquency ratio for such loans denominated in Won was 0.7% as of December 31, 2024 and 0.8% as of December 31, 2025. Our delinquency ratio may further increase in 2026 as a result of, among other things, adverse changes in economic conditions in Korea and globally. See “—Other risks relating to our business—Unfavorable changes in the global financial markets could adversely affect our results of operations and financial condition.” Accordingly, we may be required to take measures to decrease our exposures to these customers.

The Korean government has historically introduced policies and initiatives intended to encourage Korean banks to provide financial support to small- and medium-sized enterprise borrowers. For example, pursuant to a financial support program announced by the Korean government in December 2023, participating Korean banks, including Woori Bank, provided a significant amount of liquidity support to small business owners and those in vulnerable sectors over the past few years. In December 2024, the Korea Federation of Banks, in line with similar initiatives of the Korean government, announced that 20 participating banks, including Woori Bank, would collectively provide approximately ￦600 billion to ￦700 billion annually in various forms of financial support to small business owners over the next three years to help them overcome the prevailing adverse economic conditions in Korea. As of December 31, 2025, we had provided, through Woori Bank, an aggregate of approximately ￦146 billion in financial support pursuant to such program. See “—Risks relating to government regulation and policy—We may suffer customer attrition or our net interest margin may decrease as a result of government regulations or our competition strategy.”

The overall prospects for the Korean economy in 2026 and beyond remain uncertain, and the Korean government may extend or renew existing or past policies and initiatives or introduce new policies or initiatives to encourage Korean banks to provide financial support to small- and medium-sized enterprises. We believe that, to date, our participation in such government-led initiatives has not caused us to extend a material amount of credit that we would not have otherwise extended nor materially impacted our results of operations and financial condition in general. However, there can be no assurance that our future participation in such government-led initiatives would not lead us to extend credit to small- and medium-sized enterprise borrowers that we would not otherwise extend, or offer terms for such credit that we would not otherwise offer, in the absence of such initiatives. Furthermore, there is no guarantee that the financial condition and liquidity position of our small- and medium-sized enterprise borrowers benefiting from such initiatives will improve sufficiently for them to service their debt on a timely basis, or at all. Accordingly, increases in our exposure to small- and medium-sized enterprises resulting from such government-led initiatives may have a material adverse effect on our results of operations and financial condition.

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

As of December 31, 2025, the total amount of loans provided by us to construction and real estate development companies in Korea amounted to ￦7,117 billion and ￦6,126 billion, or 1.8% and 1.5% of our total loans, respectively. We also have other exposures to Korean construction and real estate development companies, including in the form of guarantees extended for the benefit of such companies and debt and equity securities of such companies held by us. In the case of real estate development, such exposures include purchase guarantees, where we subscribe for securities issued by entities in need of project financing to the extent such securities constitute remaining portions that have not been sold to other investors, as well as payment guarantees, where we guarantee the payments of principal and interest on securities issued by such entities, which exposes us to credit risk as well as liquidity risk. In the case of construction companies, we have potential exposure in the form of guarantees provided to us by general contractors with respect to financing extended by us for residential and commercial real estate development projects, as well as commitments to purchase asset-backed securities secured by the assets of companies in the construction industry and other commitments we enter into relating to project financing for such real estate projects which may effectively function as guarantees.

The construction industry in Korea has undergone significant fluctuations in recent years. After undergoing a period of prosperity from 2015 to 2018, the construction industry experienced stagnation from 2019 to 2020, caused mainly by the uncertainty resulting from the Korean government’s strengthening of mortgage and other lending regulations to control the rising real property prices, as well as temporary suspensions in construction projects due to the COVID-19 pandemic. After a brief period of recovery, the construction industry has experienced a rapid downturn starting in the second half of 2022, caused by a rise in interest rates and the resulting decline in demand for residential property throughout Korea, adverse changes in the price and availability of construction materials due to disruptions in global supply chains caused by, among others, the Russia-Ukraine war and financing difficulties faced by construction companies as investors became reluctant to invest in real estate. Such downturn in the construction industry, which continued through 2025, has also resulted in a similar downturn for the real estate development industry in Korea. The prospects for this industry remain uncertain, among others, due to the decline in the number of new construction projects.

The allowance for credit losses that we have established against our credit exposures to companies involved in the Korean construction and real estate development sectors may not be sufficient to cover all future losses arising from these and other exposures. If the credit quality of our exposures to such companies declines further, we may incur substantial additional provisions for credit loss, which could adversely impact our results of operations and financial condition. Furthermore, although a portion of our loans to companies in the construction and real estate development industries are secured by collateral, such collateral may not be sufficient to cover uncollectible amounts in respect of such loans.

A large portion of our exposure is concentrated in a relatively small number of large corporate borrowers, which increases the risk of our corporate credit portfolio.

As of December 31, 2025, our 20 largest exposures to corporate borrowers (including loans, debt and equity securities, credit-related commitments and other exposures) totaled ￦86,913 billion, which represented 12.8% of our total exposures. As of that date, our single largest corporate exposure was to the Korea Development Bank, to which we had outstanding credits in the form of debt securities of ￦12,504 billion and loans of ￦337 billion, representing 1.9% of our total exposures in the aggregate. Aside from exposure to the Korean government and government-related agencies, our next largest exposure was to Meritz Securities Co., Ltd., to which we had outstanding exposure of ￦3,643 billion representing 0.5% of our total exposures. Any deterioration in the financial condition of our large corporate borrowers may require us to record substantial additional allowances and may have a material adverse impact on our results of operations and financial condition.

We have exposure to the largest Korean commercial conglomerates, known as “chaebols,” and, as a result, financial difficulties of chaebols may have an adverse impact on us.

Of our 20 largest corporate exposures as of December 31, 2025, seven were to companies that were members of the 38 largest chaebols in Korea. As of that date, the total amount of our exposures to these chaebols was ￦31,740 billion, or 4.7% of our total exposures. If the credit quality of our exposures to chaebols declines as a result of financial difficulties they experience or for other reasons, we could incur additional provisions for credit loss, which would adversely impact our results of operations and financial condition. See “Item 4.B. Business Overview—Assets and Liabilities—Loan Portfolio—Exposure to Chaebols.”

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

As of December 31, 2025, our credit exposures to companies that were in workout or corporate restructuring amounted to ￦578 billion, or 0.09% of our total credit exposures, of which ￦166 billion, or 28.7% of such exposures, was classified as substandard or below and substantially all of which was classified as impaired. As of the same date, our allowance for credit losses on these credit exposures amounted to ￦105 billion, or 18.2% of such exposures. These allowances may not be sufficient to cover all future losses arising from our credit exposure to these companies. Furthermore, we have other exposure to such companies in the form of debt and equity securities of such companies held by us (including equity securities we acquired as a result of debt-to-equity conversions). Including such securities, our exposures as of December 31, 2025 to companies in workout or restructuring amounted to ￦601 billion, or 0.09% of our total exposures. Our exposures to such companies may also increase in the future, including as a result of adverse conditions in the Korean economy. In addition, in the case of borrowers that are or become subject to workout, we may be forced to restructure our credits pursuant to restructuring plans approved by other creditor financial institutions of the borrower, or to dispose of our credits to other creditors on unfavorable terms, which may adversely affect our results of operations and financial condition.

In particular, as of December 31, 2025, we had ￦60 billion of outstanding direct exposures to Taeyoung Engineering & Construction Co., or Taeyoung E&C, which had commenced workout procedures in January 2024. Pursuant to the workout procedures, the creditors of Taeyoung E&C, including us, agreed to temporarily defer all of Taeyoung E&C’s payment obligations. Subsequently, the Korea Development Bank, as the lead creditor, worked together with external consultants to evaluate Taeyoung E&C’s ability to maintain its business and repay its loans. In April 2024, the Korea Development Bank proposed a corporate improvement plan to restructure Taeyoung E&C based on such evaluation, which would involve debt-to-equity swaps and capital reductions, among others, and the creditors approved such corporate improvement plan, following which the Korea Development Bank entered into an agreement with Taeyoung E&C to implement such plan. The term of such agreement is three years, and is expected to expire in May 2027.

Risks relating to our consumer credit portfolio

We may experience increases in delinquencies in our consumer loan and credit card portfolios.

For most of the recent past, consumer debt has increased in Korea. Our portfolio of consumer loans (excluding loan origination costs and fees and discounted present value) amounted to ￦156,099 billion as of December 31, 2024 and ￦162,798 billion as of December 31, 2025. Our credit card portfolio amounted to ￦12,489 billion as of December 31, 2024 and ￦13,961 billion as of December 31, 2025. As of December 31, 2025, our consumer loans and credit card receivables represented 40.6% and 3.5% of our total lending, respectively. See “Item 4.B. Business Overview—Consumer Banking—Lending Activities” and “Item 4.B. Business Overview—Credit Cards—Products and Services.”

The growth in our consumer loan portfolio in most of the recent past, together with fluctuating economic conditions in Korea and globally in recent years, may lead to increasing delinquencies and a deterioration in asset quality. The amount of our consumer loans classified as substandard or below was ￦550 billion (or 0.4% of our consumer loan portfolio) as of December 31, 2024 and ￦675 billion (or 0.4% of our consumer loan portfolio) as of December 31, 2025. We charged off consumer loans amounting to ￦277 billion in 2025, as compared to ￦263 billion in 2024 and ￦302 billion in 2023, and recorded provisions for credit loss in respect of consumer loans of ￦395 billion in 2025, as compared to ￦451 billion in 2024 and ￦423 billion in 2023. Within our consumer loan portfolio, the outstanding balance of general purpose household loans, which, unlike mortgage or home equity loans, are often unsecured and therefore tend to carry a higher credit risk, amounted to ￦30,379 billion, or 19.5% of our total outstanding consumer loans, as of December 31, 2024 and ￦26,746 billion, or 16.4% of our total outstanding consumer loans, as of December 31, 2025.

In our credit card segment, outstanding balances overdue by more than one month amounted to ￦179 billion, or 1.4% of our credit card receivables, as of December 31, 2024 and ￦219 billion, or 1.6% of our credit card receivables, as of December 31, 2025. In line with industry practice, we have restructured a portion of our delinquent credit card account balances as loans. As of December 31, 2025, these restructured loans amounted to ￦326 billion, or 2.3% of our credit card balances. Because these restructured loans are not initially recorded as being delinquent, our delinquency ratios do not fully reflect all delinquent amounts relating to our credit card balances. Including all restructured loans, outstanding balances overdue by more than one month accounted for 3.8% of our credit card balances as of December 31, 2025, which increased from 3.5% as of December 31, 2024. We charged off credit card balances amounting to ￦386 billion in 2025, as compared to ￦290 billion in 2024 and ￦306 billion in 2023, and recorded provisions for credit loss in respect of credit card balances of ￦468 billion in 2025, as compared to ￦405 billion in 2024 and ￦358 billion in 2023. Many credit card companies in Korea, including our subsidiary Woori Card, continued to report increases in credit card balances and delinquency ratios in 2025. Woori Card intends to continue to strengthen its credit risk management systems to mitigate such risks. Despite such efforts, delinquencies may further increase in the future as a result of, among other things, adverse economic conditions in Korea, increases in interest rates and inflation rates, additional government regulation or the inability of Korean consumers to manage increased household debt.

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

In addition, we are exposed to changes in regulations and policies on consumer lending by the Korean government, which may adopt measures to restrict consumer lending or encourage financial institutions to provide financial support to certain types of retail borrowers. From the second half of 2016 to 2021, the Korean government introduced various measures to tighten regulations on mortgage and other lending and housing subscription in response to the rapid growth in consumer debt and concerns over speculative investments in real estate in certain areas. The Korean government subsequently relaxed some of these measures by introducing a number of policy measures that seek to sustain housing prices and activity levels in the Korean real estate market, in light of an overall decrease in housing prices over the course of 2022. However, in recent years, the Korean government began tightening regulations again in response to the continued rise in the level of consumer debt, most recently in October 2025. Housing prices in Korea fluctuated throughout 2025, with prices increasing in certain areas while decreasing in others. Any sudden changes in housing prices, including as a result of the implementation of such measures, together with the high levels of consumer debt and interest rates, could result in declines in consumer spending and reduced economic growth, which may lead to increases in the delinquency levels of our consumer loan and credit card portfolios.

The Korean government has also led a number of initiatives for Korean banks, including Woori Bank, to help manage the debt servicing capacity of borrowers. For example, under a pre-workout program for retail borrowers with outstanding short-term debt in default, maturity extensions and/or interest reductions are provided to certain eligible retail borrowers with total loans of ￦1.5 billion or less (consisting of no more than ￦500 million of unsecured loans and ￦1 billion of secured loans). This pre-workout program may be available for a retail borrower if (a) the delinquency period of such borrower is between 31 days and 89 days or (b) the delinquency period of such borrower is between one day and 30 days, the cumulative delinquency period during the year immediately preceding the application date was 30 days or more and the borrower has an annual income of ￦40 million or less. The aggregate amount of consumer credit (including credit card receivables) we provided which became subject to the pre-workout program in 2025 was ￦153 billion. Furthermore, in October 2025, the Korean government launched the New Leap Fund, a program under which unsecured debts in the aggregate amount of ￦50 million or less of low-income individuals and small businesses that have been delinquent for seven or more years may be purchased from financial institutions and subsequently extinguished or restructured based on an assessment of the borrowers’ repayment capacity. In November 2025, Korean banks, including Woori Bank, agreed to contribute an aggregate of ￦360 billion to such program, of which Woori Bank contributed ￦49.6 billion in December 2025. While we believe that our participation in such government-led initiatives to provide financial support to retail borrowers has not had a material impact on the overall credit quality of our consumer loan and credit card portfolios to date, it may lead us to offer credit terms for such borrowers that we would not otherwise offer in the absence of such initiatives, which may have an adverse effect on our results of operations and financial condition.

A decline in the value of the collateral securing our consumer loans and our inability to realize full collateral value may adversely affect our consumer credit portfolio.

A substantial portion of our consumer loans is secured by real estate, the values of which have fluctuated significantly in recent years. Although it is our general policy to lend up to 70% of the appraised value of collateral (except in certain regulated areas designated by the Korean government where we generally limit our lending to 40% of the appraised value of collateral, and for certain first-time homebuyers, we may lend up to

80% of the appraised value of collateral) and to periodically re-appraise our collateral, a downturn in the real estate markets in Korea may result in a decline in the value of the collateral securing our mortgage and home equity loans. If collateral values decline in the future, they may not be sufficient to cover uncollectible amounts in respect of secured loans extended by us. Any declines in the value of the real estate or other collateral securing our consumer loans, or our inability to obtain additional collateral in the event of such declines, could result in a deterioration in our asset quality and may require us to record additional allowances for credit losses.

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

One of our principal strategies is to take advantage of our financial holding company structure to become a comprehensive financial services provider capable of developing and cross-selling a diverse range of products and services to our large existing base of retail and corporate banking customers. An intended benefit of our financial holding company structure is that it enhances our ability to engage in mergers and acquisitions which we may decide to pursue as part of our strategy. Accordingly, we may consider acquiring or merging with other financial institutions, particularly in the non-banking sector, to achieve more balanced growth and further diversify our revenue base. See “Item 4.A. History and Development of the Company — History — Reorganization and Expansion of Woori Financial Group.” For example, in July 2025, we acquired 75.3% of the shares of TONGYANG Life Insurance Co., Ltd., or Tongyang Life Insurance, and 100.0% of the shares of ABL Life Insurance Co., Ltd., or ABL Life Insurance, to expand into the life insurance business. We may also continue to seek opportunities to expand our operations in markets outside Korea. See “Item 4.B. Business Overview—Strategy” and “—We may not be able to successfully execute our overseas expansion strategy.”

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

•	difficulties in reorganizing or reducing overlapping personnel, branches, networks and administrative functions;

•	restrictions under the Financial Holding Company Act of Korea and other regulations on transactions between a financial holding company and, or among, its subsidiaries;

•	failure to leverage our financial holding company structure to realize operational efficiencies and to cross-sell multiple products and services;

•	failure to realize the anticipated synergies, growth opportunities and cost savings from coordinating various businesses;

•	unforeseen contingent risks, including lack of required capital resources, increased tax liabilities or restrictions in our overseas operations, relating to our financial holding company structure;

•	unexpected business disruptions;

•	failure to attract, develop and retain personnel with necessary expertise;

•	loss of customers; and

•	labor unrest.

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

Furthermore, dividend payments from our subsidiaries are subject to the Korean Commercial Code, the Bank Act of Korea and regulatory limitations, generally based on capital levels and retained earnings, imposed by the various regulatory agencies with authority over those entities. The ability of our subsidiaries to pay dividends may be subject to regulatory restrictions to the extent that paying dividends would impair their respective non-consolidated profitability, financial condition or other cash flow needs.

For example:

•

under the Korean Commercial Code, dividends may only be paid out of distributable income, an amount which is calculated by subtracting the aggregate amount of a company’s paid-in capital and certain mandatory legal reserves as well as certain unrealized profits from its net assets, in each case as of the end of the prior fiscal period;

•

under the Bank Act of Korea, a bank also must credit at least 10% of its net profit to a legal reserve each time it pays dividends on distributable income until that reserve equals the amount of its total paid-in capital; and

•

under the Bank Act of Korea and the requirements of the Financial Services Commission, if a bank fails to meet its required capital adequacy ratio or otherwise becomes subject to management improvement measures imposed by the Financial Services Commission, then the Financial Services Commission may restrict the declaration and payment of dividends by that bank.

Our subsidiaries may not continue to meet the applicable legal and regulatory requirements for the payment of dividends in the future. If they fail to do so, they may stop paying or reduce the amount of the dividends they pay to us, which would have an adverse effect on our ability to pay dividends on our common stock.

We may not be able to successfully execute our overseas expansion strategy.

As part of our business strategy, we have been seeking opportunities to expand our operations in markets outside Korea. For example, Woori Bank expanded its network of branches to India, where it established branches in Chennai, Gurgaon, Mumbai, Pune and Ahmedabad from 2012 to 2024. In October 2016, Woori Bank acquired a 51% equity interest in Wealth Development Bank, a thrift bank in the Philippines. In November 2016, Woori Bank obtained a banking license to establish a local subsidiary in Vietnam, Woori Bank Vietnam, which commenced operations in January 2017 and currently operates 28 branches throughout the country. In June 2018, Woori Bank acquired VisionFund (Cambodia) Ltd., a microfinance deposit-taking institution in Cambodia, and renamed it WB Finance Co., Ltd. In February 2020, WB Finance Co., Ltd. merged with Woori Finance (Cambodia) Plc., a Cambodian microfinance institution, and in November 2021, it obtained a commercial banking license from the Cambodian financial authorities and began its nationwide operations as Woori Bank (Cambodia) PLC. Notwithstanding the foregoing, the expansion of our operations abroad may be difficult due to the presence of established competitors in the relevant local markets. In addition, overseas expansion and the management of international operations may require significant financial expenditures as well as management attention, and will subject us to the challenges of operating in an unfamiliar business environment with different regulatory, legal and taxation systems and political, economic and social risks. Accordingly, there is no guarantee that we will be successful in executing our overseas expansion strategy. The failure of our overseas expansion strategy could have an adverse impact on our business, results of operations and financial condition.

We may not generate sufficient additional fees to achieve our revenue diversification strategy.

An important element of our overall strategy is increasing our fee income in order to diversify our revenue base. Historically, our primary source of revenues has been net interest income from our banking operations at Woori Bank. Our current sources of fee income include our investment banking, asset management, asset trust, currency transfers and lending businesses. We intend to continue to develop new sources of fee income as part of our business strategy, including through our current sources of fee income, as well as through mergers with, or acquisition of, non-banking businesses which we may decide to pursue. For example, in August 2024, we merged our wholly-owned subsidiary Woori Investment Bank Co., Ltd. with and into Korea Foss Securities Co., Ltd. to form Woori Investment Securities Co., Ltd., through which we expanded our operations into the securities brokerage business. In July 2025, we acquired 75.3% of the shares of Tongyang Life Insurance and 100.0% of the shares of ABL Life Insurance to expand into the life insurance business. See “Item 4.B. Business Overview—Strategy.” However, we may not be successful in our efforts to develop new sources of fee income, and the new sources of fee income we have developed may not generate sufficient additional fees to achieve our revenue diversification strategy. Although we, like many other Korean financial institutions, have begun to charge fees to our customers more regularly, customers may prove unwilling to pay additional fees, even in exchange for more attractive value-added services, and their reluctance to do so would adversely affect the implementation of our strategy to increase our fee income. Furthermore, the fees that we charge to customers are subject to regulation by Korean financial regulatory authorities, which may seek to implement regulations or measures that may have an adverse impact on our ability to achieve this aspect of our strategy.

Risks relating to competition

Competition in the Korean financial industry is intense, and we may lose market share and experience declining margins as a result.

Competition in the Korean financial market has been and is likely to remain intense. Some of the financial institutions that we compete with are larger in terms of asset size and customer base and have longer operating histories as financial holding companies, greater financial resources or more specialized capabilities than us and our subsidiaries. In addition, in the area of our core banking operations, although most Korean banks had generally been increasing their exposures to large corporate borrowers, they have recently begun to increasingly focus on small- and medium-sized enterprises again, and have been focusing on developing fee income businesses, including bancassurance, as increasingly important sources of revenue. In the area of credit cards, increased competition in the payments market and the resulting increase in our marketing activities, as well as the general trend towards lower merchant fees, are adversely affecting profits in the segment. In our new capital segment, our profitability may be adversely affected by increasing competition in the automobile finance and lease finance markets.

In addition, companies in the banking and financial industries have increasingly adopted new technologies, including artificial intelligence and data science, to provide innovative services to their customers and differentiate themselves from competitors. Our failure to adopt such technologies in a timely and competitive manner could negatively impact our market share and profitability. For example, the introduction of Internet-only banks in Korea is expected to increase competition in the Korean banking industry. Internet-only banks generally operate without branches and conduct most of their operations through electronic means, which enable them to minimize costs and offer customers higher interest rates on deposits or lower lending rates. In April 2017, Kbank, the first Internet-only bank in Korea, in which Woori Bank owned 9.2% of the equity with voting rights (following Kbank’s initial public offering in Korea in March 2026), commenced operations. Kakao Bank and Toss Bank, both mobile-only banks, commenced operations in July 2017 and October 2021, respectively. In recent years, the Financial Services Commission announced various measures designed to encourage competition within the banking industry, including its intention to issue more banking licenses (including those for Internet-only banks) and actively permitting the conversion of existing regional or savings banks into nationwide commercial banks. For example, in May 2024, the Financial Services Commission approved DGB Daegu Bank’s application to convert from a regional bank into a nationwide commercial bank. DGB Daegu Bank subsequently became Korea’s seventh commercial bank and rebranded itself as iM Bank in June 2024.

Furthermore, there have been several general regulatory reforms in the Korean financial industry that increased competition among banks and other financial institutions in Korea. For example, in April 2019, the Financial Services Commission approved a financial regulatory sandbox, a framework set up to allow financial services providers to test new business models in a less regulated environment, as part of its efforts to work closely with the fintech sector and provide support to facilitate its development. In August 2020, the Credit Information Use and Protection Act of Korea was amended to establish a framework for MyData services in Korea, which allows financial institutions (including both traditional financial institutions and fintech firms) to collect customers’ personal credit information from credit information providers/users or public institutions upon the customer’s request so that customers may access such collected personal credit information in whole or in part. Overall, we expect that such measures may not only intensify competition among traditional financial institutions in Korea, but also allow new market participants such as fintech firms to potentially gain market share in certain areas in which we operate.

In the Korean insurance industry, there has been downward pressure in recent years on margins of insurance products as some of our competitors have sought to obtain or maintain market share by reducing margins and increasing marketing efforts. As the Korean insurance sectors continue to mature, they may experience a slowdown in growth as well as a stagnation in market penetration. Due to these and other factors, we believe that competition in the Korean insurance industry will likely remain intense in the future. Sustained or increased competition may lead to decreases in the market share and profitability of our life insurance businesses.

In addition, we believe that various structural changes to the Korean financial investment industry in recent years will lead to increased competition among financial institutions in Korea. For example, an increase in foreign investments made by Korean investors and the emergence of alternative trading systems in recent years have been reshaping the Korean financial investment market, as well as the competitive strategies of financial institutions. An increase in the overall trading volumes of these investments in recent years has prompted certain securities firms to offer very low commission rates on foreign investments to capitalize on such increase, thereby further intensifying competition. In March 2025, Nextrade emerged as the first alternative to the Korea Exchange, offering extended trading hours and lower fees, although its operations remain subject to certain regulatory restrictions.

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

Risks relating to our insurance operations

Our profitability may be adversely affected if actual benefits and claims amounts on our in-force insurance policies exceed the amounts that we have reserved, or we increase the amount of reserves due to a change in our underlying assumptions.

We operate our life insurance business through Tongyang Life Insurance and ABL Life Insurance, each of which we acquired in July 2025. With respect to our insurance operations, we establish and carry, as a liability, policy reserves based on the greater of statutory reserves and actuarial estimates of how much we will need to pay for future benefits and claims on our in-force life insurance policies. The profitability of our insurance operations depends significantly upon the extent to which our actual claims results are consistent with the assumptions used in setting the prices for our insurance products and establishing the liabilities in our financial statements for our obligations for future insurance policy benefits and claims. We establish the liabilities for obligations for future insurance policy benefits and claims based on the expected payout of benefits, calculated through the use of assumptions for investment returns, mortality, morbidity, expenses and persistency, as well as certain macroeconomic factors such as inflation. We also use methods to analyze loss trends with respect to certain risk assumptions relating to natural disasters. These assumptions are based on our previous experience and published data from third party industry sources, as well as judgments made by our management. These assumptions and estimates may deviate from our actual experience due to various factors that are beyond our control, including as a result of unexpected changes in the scope of coverage by the Korean national health insurance program and advancements in health care that result in increased life expectancy and early detection of diseases, as well as re-interpretations of our insurance policy terms by Korean regulators or courts. In addition, the occurrence of unexpected catastrophic events in Korea, including pandemics or natural or man-made disasters, may result in claims that significantly exceed our expectations. As a result, we cannot determine with precision the ultimate amounts that we will pay for, or the timing of payment of, actual benefits and claims or whether the assets supporting the insurance policy liabilities will grow to the level we assume prior to payment of benefits or claims. These amounts may vary from the estimated amounts, particularly when those payments may not occur until well into the future.

We evaluate the adequacy of our insurance policy liabilities periodically based on changes in the assumptions used to determine our best estimates of claims, expenses, persistency rates and interest rates, as well as based on our actual policy benefits and claims results. To the extent that trends in actual claims results are less favorable than our underlying assumptions used in establishing these liabilities, and our total insurance policy liabilities are considered to be inadequate to meet our future contractual obligations as and when they arise, we could be required to increase our liabilities. We record increases in our insurance policy liabilities as expenses in the period in which the liabilities are established or re-evaluated. If actual benefits and claims amounts exceed the amounts that we have reserved, or we increase the amount of insurance policy liabilities due to a change in our underlying assumptions, it could have a material adverse effect on our results of operations and financial condition.

Our insurance subsidiaries may be required to raise additional capital or reduce their growth or business scale if their solvency ratio deteriorates or the applicable capital requirements change in the future.

Pursuant to the solvency requirements implemented by the Financial Services Commission, insurance companies in Korea are required to maintain a statutory ratio of available capital to required capital of not less than 100% on a consolidated basis. Furthermore, under the Regulation on Supervision of Insurance Business, a K-ICS (as defined below) ratio of at least 130% (which was lowered from 150% in June 2025) applies to certain regulatory matters, including early redemption conditions for subordinated obligations and certain licensing requirements. We believe that a K-ICS ratio of not less than 130% is generally considered standard in the Korean insurance industry. Furthermore, in January 2026, the Financial Services Commission announced new regulations to become effective on January 1, 2027, which would require the ratio of core capital to required capital to be maintained at 50% or higher. Solvency requirements require insurance companies to hold adequate capital to cover their exposures to interest rate risk, life insurance risk, market risk, credit risk and operational risk by reflecting such risks in their calculation of required capital. Tongyang Life Insurance and ABL Life Insurance had solvency ratios of 179.84% and 171.56%, respectively, as of December 31, 2025.

On January 1, 2023, the Financial Supervisory Service introduced the Korean-Insurance Capital Standard, or K-ICS, a new regulatory solvency regime for insurance companies based on the International Capital Standard developed by the International Association of Insurance Supervisors, which is similar in substance to the Solvency II Directive of the European Union. The Solvency II Directive, which has been in effect in the European Union since January 1, 2016, is a comprehensive program of regulatory requirements for insurance companies, covering authorization, corporate governance, supervisory reporting, public disclosure and risk assessment and management, as well as solvency. Under K-ICS, insurance contract liabilities are expected to be measured based on market value, rather than book value, at the time of the computation of available capital. K-ICS has also introduced new risk subcategories, including those related to termination, business expenses, longevity, catastrophes and asset concentration, to be considered at the time of the computation of required capital. It is expected that these changes, among others, would require a number of insurance companies in Korea with a large portfolio of high guaranteed rate of return products to obtain additional capital to meet their solvency requirements. However, the Financial Supervisory Service has allowed for a gradual deduction from available capital and a gradual recognition of risks in relation to required capital, for up to ten years. In order to ease the burden on insurance companies, corrective measures will be withheld for up to five years even if the solvency ratio under K-ICS is less than 100%, if the risk-based capital adequacy ratio exceeds 100%. See “Item 4.B. Business Overview—Supervision and Regulation—Principal Regulations Applicable to Insurance Companies—Capital Adequacy.”

There is no guarantee that our insurance subsidiaries will not be required to raise additional capital to sustain their solvency ratio above the required level in connection with the implementation of K-ICS. Any material deterioration in the solvency ratio of our insurance subsidiaries, as a result of the implementation of K-ICS or otherwise, could change their customers’ or business counterparties’ perception of their financial health, which in turn could adversely affect their business and profitability. Furthermore, if they grow rapidly or if their asset quality deteriorates in the future, our insurance subsidiaries may be required to raise additional capital, which we may need to provide in whole or in part, to meet their capital adequacy requirements. If we or our insurance subsidiaries are not able to raise any required additional capital, we may be forced to reduce the growth or scale of our insurance operations.

Other risks relating to our business

Unfavorable changes in the global financial markets could adversely affect our results of operations and financial condition.

The overall prospects for the Korean and global economy in 2026 and beyond remain uncertain. In recent years, the global financial markets have experienced significant volatility as a result of, among other things:

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

•

escalations in trade protectionism globally and geopolitical tensions in East Asia and the Middle East (including those resulting from the hostilities in the Middle East following the Israel-Hamas war and the Israel-Iran conflict);

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

We are also exposed to adverse changes and volatility in the global and Korean financial markets as a result of our liabilities and assets denominated in foreign currencies and our holdings of trading and investment securities, including structured products. The value of the Won relative to major foreign currencies in general and the U.S. dollar in particular has fluctuated significantly in recent years and has been subject to significant volatility as a result of the COVID-19 pandemic, the Russia-Ukraine war and the ensuing sanctions against Russia, the hostilities in the Middle East following the Israel-Hamas war and the Iran-Israel conflict, the difference in policy rates between the United States and Korea and, more recently, the political situation in Korea following the declaration of martial law by former President Yoon Suk-yeol in December 2024 that led to his impeachment and subsequent removal in April 2025 and the election of Mr. Lee Jae-myung as President in June 2025, among others. A depreciation of the Won will increase our cost of servicing our foreign currency-denominated debt, while continued exchange rate volatility may also result in foreign exchange losses for us. Furthermore, there have been significant fluctuations in securities prices in recent years, including the stock prices of Korean and foreign companies in which we hold an interest. Such developments may lead to trading and valuation losses on our trading and investment securities portfolio as well as impairment losses on our investments in joint ventures and associates. See “—Significant changes in interest rates could adversely affect our business, financial condition and results of operations.”

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

Furthermore, the Financial Supervisory Service worked together with the Korea Federation of Banks to introduce a number of measures in recent years to improve the internal controls of banks and other financial institutions to prevent the recurrence of financial incidents such as embezzlements, which we have implemented in our systems. We have also made a number of additional improvements to our internal controls-related policies and organizational structure in recent years, including the establishment of an Ethics and Internal Control Committee, in order to further such efforts. See “—We may suffer losses due to employee misconduct,” “Item 8.A. Consolidated Statements and Other Financial Information—Legal Proceedings and Regulatory Actions” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Operational Risk Management.” While we intend to continue to fully cooperate with the Financial Supervisory Service in its audits and investigations and take any remedial measures as necessary, no assurance can be given that these remedial measures would be sufficient to prevent similar or more adverse operational risks from materializing.

We have provided certain assets as collateral in connection with our secured borrowings and could be required to make payments and realize losses in the future relating to those assets.

We have provided certain assets as collateral for our secured borrowings in recent years. As of December 31, 2025, the aggregate amount of assets we had provided as collateral for our secured borrowings was ￦35,568 billion. These secured borrowings may take the form of asset securitization transactions, where we nominally sell our assets to a securitization vehicle that issues securities backed by those assets, although the assets remain on our statements of financial position. These secured borrowings are intended to be fully repaid through recoveries on collateral. Some of these nominal asset sales were with recourse, which means that if delinquencies arise with respect to such assets, we will be required to either repay a proportionate amount of the related secured borrowing (by reversing the nominal sale and repurchasing such assets) or compensate the securitization vehicle for any net shortfalls in its recoveries on such assets. If we are required to make payments on such assets, or to repay our secured borrowings on those assets and are unable to make sufficient recoveries on them, we may realize further losses on these assets.

Significant changes in interest rates could adversely affect our business, financial condition and results of operations.

Interest rates in Korea have been subject to significant fluctuations in the past. For example, amid rising concerns of a potential global recession as a result of the COVID-19 pandemic, the Bank of Korea reduced its policy rate to 0.75% in March 2020 and 0.50% in May 2020. However, as the economy began to show signs of recovery from the COVID-19 pandemic starting from the second half of 2021, the Bank of Korea gradually raised its policy rate to pre-pandemic levels of 1.25% from August 2021 through January 2022. Subsequently, in response to rising levels of household debt and inflation in Korea as well as globally, the Bank of Korea continued to raise its policy rate to 3.50% from April 2022 through January 2023. More recently, the Bank of Korea lowered its policy rate to 3.25% in October 2024, 3.00% in November 2024, 2.75% in February 2025 and 2.50% in May 2025 in response to weak economic conditions in Korea.

All else being equal, increases in interest rates could lead to a decline in the value of our portfolio of debt securities, which generally pay interest based on a fixed rate. A sustained increase in interest rates will also raise our funding costs, while reducing loan demand, especially among consumers. Rising interest rates may therefore require us to re-balance our asset portfolio and our liabilities in order to minimize the risk of potential mismatches and maintain our profitability. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk.” In addition, rising interest rate levels may adversely affect the Korean economy and the financial condition and repayment ability of our corporate and consumer borrowers, both domestically and abroad, including holders of our credit cards, which in turn may lead to a deterioration in our credit portfolio. Since most of our consumer and corporate loans bear interest at rates that adjust periodically based on prevailing market rates, a sustained increase in interest rate levels will increase the interest costs of our consumer and corporate borrowers and will adversely affect their ability to make payments on their outstanding loans.

Changes in interest rates could also adversely affect the financial condition and results of operations of our insurance subsidiaries. Due to a duration mismatch between assets and liabilities, changes in interest rates may cause the valuation of investment assets and insurance contract liabilities to move in different directions, thereby impacting the total capital of our insurance subsidiaries. In addition, increases in interest rates could reduce the yields on the general account assets of our insurance subsidiaries, which may force them to accept a lower spread and profitability on their interest-sensitive insurance products to remain competitive. Moreover, rising interest rates could result in a decline in the value of the debt securities and other general account assets of our insurance subsidiaries, which could lead to lower unrealized gains and available capital. Rising interest rates could also trigger increased surrenders and withdrawals of insurance policies, as policyholders seek higher returns elsewhere.

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

We meet a significant amount of our funding requirements through short-term funding sources, which consist primarily of customer deposits. As of December 31, 2025, approximately 94.8% of these deposits had maturities of one year or less or were payable on demand. In the past, a substantial proportion of these customer deposits have been rolled over upon maturity. We cannot guarantee, however, that depositors will continue to roll over their deposits in the future. In the event that a substantial number of these short-term deposit customers withdraw their funds or fail to roll over their deposits as higher-yielding investment opportunities emerge, our liquidity position could be adversely affected. We may also be required to seek more expensive sources of short-term and long-term funding to finance our operations. See “Item 5.B. Liquidity and Capital Resources—Financial Condition—Liquidity.”

Labor union unrest may disrupt our operations and hinder our ability to continue to reorganize our operations.

Most financial institutions in Korea have experienced periods of labor unrest. In the past, we have transferred or merged some of the business operations of our subsidiaries and affiliates into one or more entities and implemented other forms of corporate and operational restructuring, including in connection with the Korean government’s privatization plan with respect to Woori Finance Holdings and its former subsidiaries. We may also decide to implement other organizational or operational changes, as well as acquisitions or dispositions, in the future. Such efforts have in the past been met with significant opposition from labor unions in Korea. Actual or threatened labor disputes may in the future disrupt the reorganization process and our business operations, which in turn may adversely impact our financial condition and results of operations.

The secondary market for corporate bonds in Korea is not fully developed, and, as a result, we may not be able to realize the full “marked-to-market” value of debt securities we hold when we sell any of those securities.

As of December 31, 2025, we held debt securities issued by Korean companies and financial institutions (other than those issued by government-owned or -controlled enterprises or financial institutions, which include the Bank of Korea, the Korea Development Bank, the Export-Import Bank of Korea, the Korea Housing Finance Corporation and the Industrial Bank of Korea, among others) with a total book value of ￦74,132 billion in our trading and investment securities portfolio. The market value of these securities could decline significantly due to various factors, including future increases in interest rates or a deterioration in the financial and economic condition of any particular issuer or of Korea in general. Any of these factors individually or a combination of these factors would require us to write down the fair value of these debt securities, resulting in impairment losses. Because the secondary market for corporate bonds in Korea is not fully developed, the market value of many of these securities as reflected on our consolidated statements of financial position is determined by reference to suggested prices posted by Korean rating agencies, which measure prices based on observable market data. These valuations, however, may differ significantly from the actual value that we could realize in the event we elect to sell these securities. As a result, we may not be able to realize the full “marked-to-market” value at the time of any such sale of these securities and thus may incur additional losses.

We may be required to raise additional capital if our capital adequacy ratios deteriorate or the applicable capital requirements change in the future, but we may not be able to do so on favorable terms or at all.

Under the capital adequacy requirements of the Financial Services Commission, as of December 31, 2025, we as a bank holding company were required to maintain a total minimum common equity Tier I capital adequacy ratio of 9.0%, Tier I capital adequacy ratio of 10.5% and total capital (or combined Tier I and Tier II capital) adequacy ratio of 12.5%, on a consolidated basis (including applicable additional capital buffers and requirements as described below), and Woori Bank as a bank was required to maintain a total minimum common equity Tier I capital adequacy ratio of 9.0%, Tier I capital adequacy ratio of 10.5% and total capital adequacy ratio of 12.5%, on a consolidated basis (including applicable additional capital buffers and requirements as described below). Such requirements include a counter-cyclical capital buffer of up to 2.5%, which is determined on a quarterly basis by the Financial Services Commission and is set at 1.0% as of the date of this annual report. As of December 31, 2025, our common equity Tier I capital, Tier I capital and total capital adequacy ratios were 12.89%, 14.83% and 16.12%, respectively, and Woori Bank’s common equity Tier I capital, Tier I capital and total capital adequacy ratios were 14.13%, 14.89% and 16.81%, respectively, all of which exceeded the minimum levels required by the Financial Services Commission. However, our capital base and capital adequacy ratios may deteriorate in the future if our results of operations or financial condition deteriorates for any reason, or if we are not able to deploy our funding into suitably low-risk assets.

The current capital adequacy requirements of the Financial Services Commission are derived from a set of bank capital measures, referred to as Basel III, which the Basel Committee on Banking Supervision initially introduced in 2009 and began phasing in starting from 2013. Commencing in July 2013, the Financial Services Commission promulgated a series of amended regulations implementing Basel III, pursuant to which Korean banks and bank holding companies were required to maintain a minimum ratio of common equity Tier I capital (which principally includes equity capital, capital surplus and retained earnings) to risk-weighted assets of 3.5% and Tier I capital to risk-weighted assets of 4.5% from December 1, 2013, which minimum ratios were increased to 4.0% and 5.5%, respectively, from January 1, 2014 and increased further to 4.5% and 6.0%, respectively, from January 1, 2015. Such requirements are in addition to the pre-existing requirement for a minimum ratio of Tier I and Tier II capital (less any capital deductions) to risk-weighted assets of 8.0%, which remains unchanged. The amended regulations also require an additional capital conservation buffer of 2.5% from January 2019, as well as a potential counter-cyclical capital buffer of up to 2.5%, which is determined on a quarterly basis by the Financial Services Commission and is set at 1.0% as of the date of this annual report. Furthermore, we and Woori Bank were each designated as a domestic systemically important bank holding company and a domestic systematically important bank, respectively, for 2025 and 2026 by the Financial Services Commission, which subjects us and Woori Bank to the additional capital requirement of 1.0% in 2025 and 2026. The implementation of Basel III in Korea may have a significant effect on the capital requirements of Korean financial institutions, including us. The Financial Services Commission is currently considering introducing an additional stress buffer capital requirement of up to 2.5%, although it has since indicated that it may delay the introduction of such measures. See “Item 4.B. Business Overview—Supervision and Regulation—Principal Regulations Applicable to Financial Holding Companies—Capital Adequacy” and “Item 4.B. Business Overview—Supervision and Regulation—Principal Regulations Applicable to Banks—Capital Adequacy.”

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

The U.S. Department of the Treasury’s Office of Foreign Assets Control, or OFAC, administers and enforces certain laws and regulations that impose restrictions on activities or transactions within U.S. jurisdiction with certain countries, governments, entities and individuals (which we refer to as OFAC sanctions), including Iran and Russia. Non-U.S. persons generally are not automatically bound by OFAC sanctions, but to the extent they engage in transactions completed in part in the United States or through U.S. persons (such as, for example, wiring an international payment that clears through a bank branch in New York), they are required to comply with OFAC sanctions. The European Union also enforces certain laws and regulations that impose restrictions on nationals and entities of, and business conducted in, member states with respect to activities or transactions with certain countries, governments, entities and individuals that are the subject of such laws and regulations, including with respect to targeted entities in Iran and Russia. The United Nations Security Council and other governmental entities (including Korea and the United Kingdom) also impose similar sanctions.

The United States also maintains so-called “secondary sanctions”, which provide authority for the imposition of U.S. sanctions on non-U.S. persons that engage in targeted transactions or activities with no connection to U.S. jurisdiction. Secondary sanctions are implemented under a wide and growing range of statutes and Executive Orders, and the standard language of most Executive Orders provides authority to impose sanctions on non-U.S. persons providing material support to parties subject to OFAC sanctions. Secondary sanctions have been of increasing importance in recent years, particularly (but not only) with respect to Iran, Russia, and North Korea. Iran has also been designated as a “jurisdiction of primary money laundering concern” under Section 311 of the USA PATRIOT Act, potentially subjecting banks dealing with Iranian financial institutions to increased regulatory scrutiny.

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

In 2025, we engaged in the following activities relating to Iran:

•

We operate certain accounts for the Central Bank of Iran, or the CBI, which were opened by the CBI pursuant to a service agreement entered into by us and the CBI in September 2010, as amended from time to time, to facilitate trade between Korea and Iran. In light of the subsequent discontinuation in 2019 of a “significant reduction” exception – an exemption from certain secondary sanctions for foreign financial institutions from countries that significantly reduced Iranian oil purchases – from July 8, 2019 to September 20, 2019, we limited activity in the existing CBI accounts to processing payments for exports of humanitarian goods to Iran, and due to the imposition of additional sanctions against the CBI on September 20, 2019, we ceased all activity in the existing CBI accounts until July 12, 2020. Starting July 13, 2020, at the request of the Korean government, we resumed processing payments for exports of certain humanitarian goods to Iran, such as those permitted under OFAC General License No. 8A, which authorizes certain humanitarian trades involving the CBI. In resuming the transactions involving the CBI account for humanitarian trade, we consulted with the Korean government, which, in turn, received confirmation from OFAC that these transactions are currently permitted under OFAC sanctions laws. In addition, we have been conducting extensive Know Your Customer (KYC) and enhanced due diligence (EDD) reviews to ensure that all humanitarian trade transactions involving Iran and the CBI are undertaken in accordance with OFAC sanctions. In August 2023, at the request of and in coordination with the governments of Korea, the United States and certain other European nations, we effectuated a transfer of certain funds in Korean Won held in a legacy CBI account to the Swiss National Bank, in connection with a humanitarian channel in Qatar. In 2025, our total fee revenue from such activities were negligible, amounting to ￦60,000, and as there were no expenses directly applicable to such activities under our internal management accounts, we estimate that our net income before tax from such activities also amounted to ￦60,000.

•

In the past, we also provided fund transfer and financing services to Korean exporters and importers in connection with their trade transactions with Iranian parties that were permitted under the relevant Korean sanctions regime. We have discontinued all trade financing activities relating to export and import trades involving the CBI accounts since November 5, 2018. Since 2019, all such exports and imports were settled through telegraphic transfer and did not involve our financing services, including all transactions involving the CBI. However, we continue to honor our obligations on a limited basis under previously-issued bank guarantees to the extent that such activities do not violate OFAC sanctions or implicate U.S. secondary sanctions. In 2025, our total fee revenue from the relevant telegraphic transfer services were negligible, amounting to ￦20,000. As there were no expenses directly applicable to such activities under our internal management accounts, we estimate that our net income before tax from such activities also amounted to ￦20,000.

•

We also maintain a limited number of deposit accounts in Korea for an Iranian financial institution subject to OFAC sanctions that were opened prior to it becoming subject to OFAC sanctions. The relevant accounts have since been restricted, and no transactions are currently allowed through these accounts. Accordingly, there were no fee revenues from maintaining such deposit accounts, and there were no expenses directly applicable to such activities under our internal management accounts, in 2025.

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

There is no guarantee that countries (including Korea) that had provided sanctions relief to Iran in conjunction with the 2015 Joint Comprehensive Plan of Action (JCPOA) will not decide to re-impose sanctions relating to Iran, especially if there are further negative political developments relating to the Middle East or Iran’s involvement in the conflict in Ukraine. In August 2025, the United Nations and the European Union initiated the so-called “snapback” mechanism for the reimposition of sanctions against Iran (the United States withdrew from the JCPOA in 2018, however). It is also possible that the United States, Korea or other countries might seek to expand their sanctions relating to Iran in the future beyond those existing currently. Such governmental actions and policies may also increase the risk of our violating certain sanctions or becoming a target of sanctions as a result of our past or future activities relating to Iran.

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

Following Russia’s invasion of Ukraine in February 2022, various countries, including the United States, have imposed additional sanctions on a number of Russian individuals and entities, and restricted or prohibited certain activities relating to Russia such as making new investments or the provision of certain services. The Russian government also listed the Republic of Korea as an “unfriendly state” in March 2022. We have a Russia-based subsidiary, which represents 0.10% of our total assets and 0.16% of our revenue as of December 31, 2025. The Russian subsidiary is engaged in certain ordinary course business activities with Russian entity counterparties, some of which have become subject to additional sanctions since February 2022. Where necessary or appropriate, we have taken actions to negotiate repayment terms in Rubles to promote compliance with applicable sanctions and have prepared response plans in the event of additional sanctions. There may be further expansions of sanctions against Russia and the Russian financial sector by the United States or other countries (including Korea). For example, in December 2023, the United States issued a new executive order authorizing the imposition of secondary sanctions against non-U.S. financial institutions that knowingly or unknowingly engage in certain transactions or services relating to the Russian military-industrial base. Such authority was further expanded in June 2024 to effectively target such dealings with most parties sanctioned under OFAC Russia-related sanctions, including a number of sanctioned Russian banks. Such expansion of sanctions, as well as Russian countermeasures against foreign-owned companies, may adversely affect our business and reputation.

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

Our businesses are exposed to risk from potential non-compliance by our employees and management with our policies, applicable laws or regulations, as well as other types of employee misconduct, negligence or fraud, which could result in civil, regulatory or criminal investigations, litigations and charges, regulatory sanctions and reputational or financial harm. For example, from time to time, our employees and management, including those of our subsidiaries, have been discovered to have engaged in various types of misconduct, including insider trading, embezzlement and fraud, among others. See “Item 8.A. Consolidated Statements and Other Financial Information—Legal Proceedings and Regulatory Actions.” Such instances of employee misconduct could result in damages to our reputation, additional costs to us, regulatory penalties, exposure to litigation and other financial losses to us. There can be no assurance that we will be able to fully recoup any financial losses that we may have sustained as a result of any employee misconduct. Although we have implemented a number of measures aimed at improving our internal controls in recent years (see “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Operational Risk Management), it is not always possible to deter or fully prevent employee misconduct and the precautions we take to prevent and detect such activity may not always be fully effective. Accordingly, there can be no assurance that employee misconduct will not occur again in the future.

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

As a financial services provider, we are subject to a variety of regulations in Korea that are designed to protect financial consumers. In recent years, in light of heightened public concern regarding privacy issues, the Korean government has placed greater emphasis on protection of personal information by financial institutions and has implemented a number of measures to enhance consumer protection. Under the Personal Information Protection Act of Korea, financial institutions, as personal information managers, may not collect, store, maintain, utilize or provide resident registration numbers of their customers, unless other laws or regulations specifically require or permit the management of resident registration numbers. In addition, under the Use and Protection of Credit Information Act of Korea, a financial institution has a higher duty to protect all information that it collects from its customers and is required to treat such information as credit information. A financial institution’s ability to transfer or provide the information to its affiliates or holding company is considerably restricted. Quintuple damages may be imposed on a financial institution for leakage of such information. Furthermore, under the Electronic Financial Transaction Act of Korea, a financial institution is primarily responsible for compensating its customers harmed by a cyber security breach affecting the financial institution even if the breach is not directly attributable to the financial institution.

The Financial Consumer Protection Act of Korea became effective as of March 25, 2021. Under the Act, we as a financial instrument distributor are subject to heightened investor protection measures, including stricter distribution guidelines, improved financial dispute resolution procedures, increased liability for customer losses and newly imposed penalty surcharges. See “Item 4.B. Business Overview—Supervision and Regulation—Laws and Regulations Governing Other Business Activities—The Financial Consumer Protection Act.”

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

For example, the successive increases in interest rates in Korea from August 2021 to the first quarter of 2023 led to a significant increase in the net interest spreads (the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities) reported by many Korean banks, including Woori Bank, as the rise in interest rates for loans outpaced the rise in interest rates for deposit products due to the relatively shorter repricing cycle of loans compared to that of deposits. Although the Bank of Korea began lowering its policy rate in October 2024, the net interest spreads of Korean banks remain relatively high. See “—Other risks relating to our business—Significant changes in interest rates could adversely affect our business, financial condition and results of operations.” As such increase in net interest spreads and the high levels of profits realized by Korean banks became a point of public interest, the Korean government and the Financial Services Commission have pursued various measures to increase competition among financial institutions in Korea. Such measures could force us to compete to a greater extent based on interest rates, which could lead to a decrease in our net interest margins. In addition, if other banks and financial institutions adopt a strategy of expanding market share through interest rate competition, we may suffer customer attrition due to rate sensitivity. See “—Risks relating to competition—Competition in the Korean financial industry is intense, and we may lose market share and experience declining margins as a result.”

Furthermore, in 2025, the Korean government issued a series of statements encouraging Korean banks to reduce their reliance on interest income from mortgage loans and diversify their revenue sources, including through investments in, and loans to, productive industries. It has also urged banks to make loans more affordable for low- and middle-income borrowers, including by adjusting the interest rates charged to them, and to strengthen support for small businesses and strategic sectors. Our efforts to respond to such policy initiatives could pressure our net interest margins further while requiring adjustments to our business practices that may increase the risk of loan defaults by our customers, which may in turn lead to an increase in delinquency ratios and a deterioration in our asset quality.

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

The Korean government has also promoted policies under which financial institutions in Korea are encouraged to provide financial support to particular sectors. For example, pursuant to a financial support program announced by the Korean government in December 2023, participating Korean banks, including Woori Bank, provided a significant amount of liquidity support to small business owners and those in vulnerable sectors over the past few years. Recently, the Korean government emphasized policies aimed at promoting so-called “productive finance,” encouraging banks to expand lending to, and investments in, strategic and productive industries and to diversify their business models beyond traditional household lending. Furthermore, in December 2025, the Korean government launched the National Growth Fund, a ￦150 trillion program intended to invest in certain designated advanced strategic industries, including artificial intelligence and semiconductors, to which we plan to invest ￦10 trillion through Woori Bank. See “—Risks relating to government regulation and policy—We may suffer customer attrition or our net interest margin may decrease as a result of government regulations or our competition strategy” and “—Risks relating to our corporate credit portfolio—The largest portion of our exposure is to small- and medium-sized enterprises, and financial difficulties experienced by companies in this segment may result in a deterioration of our asset quality and have an adverse impact on us.”

The Korean government may in the future request financial institutions in Korea, including us, to make investments in or provide other forms of financial support to particular sectors of the Korean economy as a matter of policy. Although such requests may at times align with our own strategies and policies, such initiatives may also require us to provide financial support to sectors to which we would not otherwise provide such support (such as our recently-announced plans to invest up to ￦7 trillion in furtherance of “inclusive finance” over the next five years), as a result of which we may incur unintended costs or losses.

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

In addition, the future growth of the Korean economy is subject to many factors beyond our control, including developments in the global economy. In recent years, adverse conditions and volatility in the worldwide financial markets, fluctuations in oil and commodity prices, supply chain disruptions and the increasing weakness of the global economy, mainly due to the Russia-Ukraine war and the ensuing sanctions against Russia, difficulties faced by several banks in the United States and Europe, the hostilities in the Middle East following the Israel-Hamas war and the Iran-Israel conflict, significant fluctuations in policy interest rates globally and, more recently, the political situation in Korea following the declaration of martial law by former President Yoon Suk-yeol in December 2024 that led to his impeachment and subsequent removal in April 2025 and the election of Mr. Lee Jae-myung as President in June 2025, have contributed to the uncertainty of global economic prospects in general and have adversely affected, and may continue to adversely affect, the Korean economy. See “—Other risks relating to our business—Unfavorable changes in the global financial markets could adversely affect our results of operations and financial condition.”

The value of the Won relative to major foreign currencies, in particular the U.S. dollar, has fluctuated significantly and, as a result of uncertain global and Korean economic, social and political conditions, there has been significant volatility in the stock prices of Korean companies recently. Future declines in the Korea Composite Stock Price Index, or the KOSPI, and large amounts of sales of Korean securities by foreign investors and subsequent repatriation of the proceeds of such sales may adversely affect the value of the Won, the foreign currency reserves held by financial institutions in Korea, and the ability of Korean companies to raise capital. Any future deterioration of the Korean or global economy could adversely affect our business, financial condition and results of operations.

Developments that could have an adverse impact on the Korean economy include:

•	declines in consumer confidence and a slowdown in consumer spending, including as a result of higher levels of market interest rates;

•

political uncertainty or increasing strife among or within political parties in Korea following the declaration of martial law by former President Yoon Suk-yeol in December 2024 that led to his impeachment and subsequent removal in April 2025 and the election of Mr. Lee Jae-myung as President in June 2025;

•

the imposition of significant tariffs on Korea’s exports by any of its major export markets, including the United States, as well as any countermeasures or policy responses adopted by the Korean government that may entail significant costs;

•	rising inflationary pressures leading to increases in the costs of goods and services and a decrease in purchasing power;

•	the occurrence of severe health epidemics, such as the COVID-19 pandemic, in Korea or other parts of the world;

•

adverse conditions or developments in the economies of countries and regions that are important export markets for Korea, such as China, the United States, Europe and Japan, or in emerging market economies in Asia or elsewhere, including as a result of the deterioration of economic and trade relations among such countries (including escalations of tariffs) and increased uncertainties in the global financial markets and industry;

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

•	increased sovereign default risk in select countries and the resulting adverse effects on the global financial markets;

•	a deterioration in the financial condition or performance of small- and medium-sized enterprises and other companies in Korea;

•	investigations of chaebols and their senior management for possible misconduct;

•	a continuing rise in the level of household debt and increasing delinquencies and credit defaults by consumer and small- and medium-sized enterprise borrowers in Korea;

•	shortages of imported raw materials, natural resources, rare earth minerals or component parts, including semiconductors, due to disruptions in the global supply chain;

•	social and labor unrest;

•	substantial changes in the market prices of Korean real estate;

•	the economic impact of any pending or future free trade agreements or of any changes to existing free trade agreements;

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

•

hostilities or political or social tensions involving countries in the Middle East (including those resulting from the hostilities in the Middle East following the Israel-Hamas war and the Iran-Israel conflict) and Northern Africa and any material disruption in the global supply of oil or sudden increase in the price of oil;

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

Economic difficulties in Korea or increases in corporate reorganizations and bankruptcies could result in layoffs and higher unemployment. Such developments could lead to social unrest and substantially increase government expenditures for unemployment compensation and other costs for social programs. According to statistics from the Korea National Statistical Office, the unemployment rate increased from 2.7% in 2023 to 2.8% in each of 2024 and 2025. Increases in unemployment and any resulting labor unrest in the future could adversely affect our operations, as well as the operations of many of our customers and their ability to repay their loans, and could adversely affect the financial condition of Korean companies in general, depressing the price of their securities. These developments would likely have an adverse effect on our financial condition and results of operations.

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

Under applicable Korean tax laws, a non-Korean holder who held Woori Bank’s common stock or ADSs prior to our establishment as a new financial holding company in January 2019 pursuant to a “comprehensive stock transfer” under Korean law will be able to defer taxation on any capital gains arising from the stock transfer, by virtue of the Special Tax Treatment Control Law of Korea, or the STTCL, until such holder’s sale of our common stock or ADSs received in the stock transfer, at which time the tax basis of such common stock or ADSs will be calculated based on the acquisition price at which such holder acquired such Woori Bank common stock or ADSs. However, non-Korean holders that are corporations or individuals may not defer such portion of tax on capital gains arising from the stock transfer that is attributable to the amount by which the market price of our common stock or ADSs (as calculated in accordance with applicable Korean laws and regulations) is in excess of the acquisition price of Woori Bank’s common stock or ADSs. Any such non-Korean holder of our common stock or ADS, including a corporation, which seeks to defer taxation on capital gains arising from the stock transfer will be required to submit a tax deferral application in prescribed form to the Korean tax authorities when filing its tax return for the 2019 tax year. Notwithstanding the foregoing, if the KDIC disposed of 50% or more of the shares of our common stock it received in the stock transfer between the end of 2019 and the end of 2021, the deferral of taxation on capital gains will not be available, and a non-Korean holder who received our common stock or ADSs in the stock transfer will generally be subject to Korean tax on capital gains in an amount equal to the lower of (i) 11.0% (inclusive of local income tax) of the gross realization proceeds (i.e., the value of our common stock or ADSs such holder received in the stock transfer) or (ii) 22.0% (inclusive of local income tax) of the net realized gain. However, such capital gains tax may not apply, or may apply at a reduced rate, if such holder establishes its entitlement to an exemption or rate reduction under an applicable tax treaty or Korean tax law. See “Item 10.E. Taxation—Korean Taxation—Tax Treaties” for information regarding tax treaty benefits.

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

Under the Financial Holding Company Act of Korea, a single shareholder, together with its affiliates, is generally prohibited from owning more than 10.0% of the issued and outstanding shares of voting stock of a bank holding company such as us that controls a nationwide bank, with the exception of certain shareholders that are non-financial business group companies, whose applicable limit was reduced from 9.0% to 4.0% pursuant to an amendment of the Financial Holding Company Act of Korea which became effective in February 2014. To the extent that the total number of shares of our common stock (including those represented by ADSs) that you and your affiliates own together exceeds the applicable limits, you will not be entitled to exercise the voting rights for the excess shares, and the Financial Services Commission may order you to dispose of the excess shares within a period of up to six months. Failure to comply with such an order would result in an administrative fine of up to 0.03% of the book value of such shares per day until the date of disposal. Non-financial business group companies can no longer acquire more than 4.0% of the issued and outstanding shares of voting stock of a bank holding company pursuant to the amended Financial Holding Company Act of Korea, which grants an exception for non-financial business group companies which, at the time of the enactment of the amended provisions, held more than 4.0% of the shares thereof with the approval of the Financial Services Commission before the amendment. See “Item 4.B. Business Overview—Supervision and Regulation—Principal Regulations Applicable to Financial Holding Companies—Restrictions on Ownership of a Financial Holding Company.”

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

Our common stock is listed on the KRX KOSPI Market, which has a smaller market capitalization and is more volatile than the securities markets in the United States and many European countries. The market value of ADSs may fluctuate in response to the fluctuation of the trading price of shares of our common stock on the KRX KOSPI Market. The KRX KOSPI Market has experienced substantial fluctuations in the prices and volumes of sales of listed securities and the KRX KOSPI Market has prescribed a fixed range in which share prices are permitted to move on a daily basis. The KOSPI was 6,388.5 on April 21, 2026. There is no guarantee that the stock prices of Korean companies will not decline again in the future. Like other securities markets, including those in developed markets, the Korean securities market has experienced problems including market manipulation, insider trading and settlement failures. The recurrence of these or similar problems could have a material adverse effect on the market price and liquidity of the securities of Korean companies, including our common stock and ADSs, in both the domestic and the international markets.

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

Bank Himpunan Saudara 1906 Tbk, an Indonesian commercial bank with a network of over 100 branches and offices throughout Indonesia. In December 2014, PT. Bank Woori Indonesia merged with and into PT. Bank Himpunan Saudara 1906 Tbk. The merged entity, in which Woori Bank holds a 90.8% equity interest as of December 31, 2025, was renamed PT Bank Woori Saudara Indonesia 1906 Tbk and became its consolidated subsidiary.

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

Reorganization and Expansion of Woori Financial Group

After our establishment, we have further reorganized and expanded our operations, including through mergers, acquisitions and investments. For example:

•

In August 2019, we acquired a 73% equity interest in Woori Asset Management Corp. (formerly known as Tongyang Asset Management Corp.) from Tongyang Life Insurance, which became our consolidated subsidiary.

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

•

In December 2019, we acquired an aggregate 51% equity interest in Woori Asset Trust Co., Ltd. (formerly known as Kukje Asset Trust Ltd.), consisting of (i) 44.5% from its majority shareholders, including former chairman Jae-Eun Yoo, and (ii) 6.5% from Woori Bank. In March 2023, we acquired an additional 21.3% equity interest in Woori Asset Trust Co., Ltd. pursuant to our share purchase agreement with the former majority shareholders, as a result of which our equity interest in Woori Asset Trust Co., Ltd. increased to 72.3%. In March 2024, we participated in a capital increase by Woori Asset Trust Co., Ltd. and Woori Asset Trust Co. cancelled its treasury shares, as a combined result of which our equity interest in Woori Asset Trust Co., Ltd. increased to 96.7%. In a series of transactions in April

2024, November 2024 and July 2025, we acquired all remaining shares of Woori Asset Trust Co., Ltd. from its minority shareholders, as a result of which it became our wholly-owned subsidiary.

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

•

In August 2024, we acquired Korea Foss Securities Co., Ltd., a securities brokerage company, by merging it with our then wholly-owned subsidiary Woori Investment Bank Co., Ltd., with Korea Foss Securities Co., Ltd. remaining as the surviving entity, and renamed the merged entity Woori Investment Securities Co., Ltd., which became our direct consolidated subsidiary. We have since continued to acquire the remaining shares of Woori Investment Securities Co., Ltd. through a series of acquisitions between November 2025 and March 2026, as a result of which Woori Investment Securities Co., Ltd. became our wholly-owned subsidiary in March 2026.

•	In July 2025, we acquired 75.3% of the shares of Tongyang Life Insurance and 100.0% of the shares of ABL Life Insurance to incorporate them as our life insurance subsidiaries.

Item 4.B.	Business Overview

We are one of the largest financial holding companies in Korea, in terms of consolidated total assets, and our operations include Woori Bank, one of the largest commercial banks in Korea. Our subsidiaries collectively engage in a broad range of businesses, including corporate banking, consumer banking, credit card operations, investment banking, capital markets activities, international banking, asset management, life insurance and other businesses. We provide a wide range of products and services to our customers, which mainly comprise small- and medium-sized enterprises and individuals, as well as some of Korea’s largest corporations. As of December 31, 2025, we had, on a consolidated basis, total assets of ￦601,457 billion, total liabilities of ￦563,598 billion and total equity of ￦37,859 billion.

As one of the leading financial services groups in Korea, we believe our core competitive strengths include the following:

Strong and long standing relationships with corporate customers. Historically our operations concentrated on large corporate customers. As a result, we believe that we have strong relationships with many of Korea’s leading corporate groups, and we are the main creditor bank to 11 of the 41 largest Korean corporate borrowers.

Further enhancing our corporate loan portfolio is our ability to lend to small- and medium-sized enterprise customers. As of December 31, 2025, we had 353,509 small- and medium-sized enterprise borrowers.

Large and loyal retail customer base. With respect to our consumer banking operations, we have the third-largest deposit base among Korean commercial banks, and over 25.8 million retail customers, representing about half of the Korean adult population. Of these customers, over 10.0 million are active customers, meaning that they have a deposit account with us with an average monthly balance of at least ￦300,000 or have a loan account with us.

Extensive distribution and marketing network. We serve our customers primarily through one of the largest banking networks in Korea, comprising 656 branches and 3,253 ATMs and cash dispensers as of December 31, 2025. Through Woori Bank, we also operate seven dedicated corporate banking centers and 45 general managers for our large corporate customers and 764 relationship managers stationed at 532 branches (as well as 543 additional non-stationed employees who serve as relationship managers as needed) for our small- and medium-sized enterprise customers as of December 31, 2025. In addition, we have Internet and mobile banking platforms to enhance customer convenience, reduce service delivery costs and allow our branch staff to focus on marketing and sales.

Strong capital base. As of December 31, 2025, our consolidated equity totaled ￦38 trillion, and our total capital adequacy ratio was 16.12%. Our management team at the holding company carefully coordinates the capital and dividend plans of each of our subsidiaries and for the consolidated group to ensure that we optimize our capital position. We believe our strong capital base and coordinated capital management enable us to support growth of our core businesses and to pursue franchise-enhancing initiatives such as selective investments and acquisitions.

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

Provide comprehensive financial services and maximize synergies among our subsidiaries through our financial holding company structure. We plan to become a comprehensive financial services provider capable of developing and cross-selling a diverse range of products and services to our large existing base of retail and corporate banking customers, so that we can more effectively compete with leading domestic and international financial institutions. We believe that the adoption of a financial holding company structure will continue to help us increase customer satisfaction, generate synergies and maximize profitability, by creating an integrated system among our affiliated companies and allowing us to effectively provide various financial services, including comprehensive one-stop asset management services customized for clients, based on active expansion of non-banking and global business operations. One of the intended benefits of our financial holding company structure is that it enhances our ability to engage in mergers and acquisitions which we may decide to pursue as part of our strategy. For example, in an effort to expand our asset management services, we acquired equity interests in Woori Asset Management Corp., Woori Global Asset Management Co. and Woori Asset Trust Co., Ltd. in 2019 and Woori Financial Capital Co., Ltd. in 2020, which became our consolidated subsidiaries. We also established Woori Financial F&I Inc. as our direct consolidated subsidiary in January 2022. In March 2023, in an effort to expand our non-banking business, we acquired a 52% equity interest in, and the management rights to, Daol Investment, a venture capital company, which was subsequently renamed Woori Venture Partners Co., Ltd. In August 2023, we acquired the remaining shares of Woori Venture Partners Co., Ltd. through a “comprehensive stock exchange” under Korean law, following which Woori Venture Partners Co., Ltd. became our wholly-owned subsidiary. In January 2024, we merged Woori Global Asset Management Co., Ltd. with and into Woori Asset Management Corp., which became our consolidated subsidiary. In August 2024, we acquired

Korea Foss Securities Co., Ltd., a securities brokerage company, by merging it with our then wholly-owned subsidiary Woori Investment Bank Co., Ltd., with Korea Foss Securities Co., Ltd. remaining as the surviving entity, and renamed the merged entity Woori Investment Securities Co., Ltd. As a result of the merger and our subsequent acquisitions of its remaining shares between November 2025 and March 2026, Woori Investment Securities Co., Ltd. is now our wholly-owned consolidated subsidiary. In July 2025, we acquired 75.3% of the shares of Tongyang Life Insurance and 100.0% of the shares of ABL Life Insurance, to incorporate them as our life insurance subsidiaries. We may consider additionally acquiring or merging with other financial institutions, particularly in the non-banking sector, to achieve more balanced growth and further diversify our revenue base.

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

Further improve our asset quality and strengthen our risk management practices. We are committed to actively managing our asset quality and reducing non-performing loans across our businesses. For example, Woori Bank was one of the earliest and most aggressive banks in Korea to actively reduce non-performing loans through charge-offs and sales to third parties, and we have taken various measures to facilitate the disposal of our substandard or below loans. As a result of these and other initiatives, our ratio of non-performing loans to total credit has remained at relatively low levels in recent years. Specifically, our ratio of non-performing loans to total credit was 0.57% as of December 31, 2024 and 0.63% as of December 31, 2025.

One of our highest priorities is to maintain our strong asset quality and enhance our risk management practices on an ongoing basis. We have created a centralized group-wide risk management organization, installed a comprehensive warning and monitoring system, adopted uniform loan loss provisioning policies across all subsidiaries and implemented an advanced credit evaluation system called the “Credit Wizard” at Woori Bank. We have undertaken a series of group-wide reviews of our credit risk management procedures, as well as our risk management infrastructure, in order to develop and implement various measures to further standardize and improve our risk management procedures and systems. In 2024 and 2025, we implemented a series of measures to further strengthen our risk management and internal control procedures, including with respect to loans extended to the family members and relatives of our executive officers.

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

Diversify our revenue base with a view to reducing our exposure to interest rate cycles and increasing profitability. Currently, in line with the Korean banking industry, we derive a substantial majority of our revenues from our loan and other credit products. To reduce our traditional reliance on lending as a source of revenue and to increase our profitability, we have been seeking to further diversify our earnings base, in particular by focusing on fee-based services, such as foreign exchange, trade finance and derivatives products, investment banking and advisory investment trust services for our corporate customers and asset management and mutual funds, investment trust products and beneficiary certificates, and life and non-life insurance products for our retail customers. For example, we expanded our operations into the securities brokerage business through the establishment of Woori Investment Securities Co., Ltd., and into the life insurance business through our acquisitions of Tongyang Life Insurance and ABL Life Insurance in July 2025. See “— Provide comprehensive financial services and maximize synergies among our subsidiaries through our financial holding company structure.”

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

Accelerate digital innovation. The digital finance market has recently seen major growth due to the entry of fintech firms and the rapid digital transformations of our competitors, and the social distancing trends resulting from the COVID-19 pandemic have only accelerated the digitalization of finance. We have actively engaged in such trends through the adoption of innovative initiatives and aim to become a leader in digitization, including in the use of artificial intelligence. As part of such efforts, in May 2015, Woori Bank established a mobile financial service platform through the launch of the first mobile-only banking service in Korea called WiBee Bank, which was later integrated into Woori Bank’s Woori WON mobile banking application in July 2023. In April 2017, Kbank, formed by a consortium with KT Corporation and 20 other companies, in which we, through Woori Bank, own 9.2% of the equity with voting rights (following Kbank’s initial public offering in Korea in March 2026), launched its services to become the first Internet-only bank in Korea. In recent years, we have also strengthened our alliances with information technology companies. In April 2019, we launched Digital Innovation Lab, or DinnoLab, which initially began as a program to discover and provide support to innovative fintech startup companies, but has now evolved to collaborate with our subsidiaries on emerging technologies like artificial intelligence and big data, while steadily expanding its investments into such technologies.

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

As part of the next phase of our digital innovation strategy, we have placed increased emphasis on the adoption and integration of artificial intelligence technologies across our operations. We established a master plan to define the strategic direction and support the execution of our artificial intelligence transformation (“AX”) initiatives, which was finalized in January 2026 following consultations with our subsidiaries. We have also established performance evaluation metrics to facilitate the systematic assessment of our AX initiatives. As part of this process, we identified and selected a broad range of use cases across key functional areas, including business support, management and administrative functions, and IT and infrastructure, and across our principal subsidiaries, including our banking, card, capital, securities, insurance, and asset management businesses. We intend to implement these initiatives on a phased basis according to established priorities and to monitor progress using standardized performance metrics and governance frameworks, as part of our efforts to enhance operational efficiency, strengthen our digital capabilities, and support long-term growth.

Strengthen the competitiveness of our presence in the global market. In recent years, we have expanded our global network to strengthen our overseas operations, mainly through Woori Bank and Woori Card, to diversify our profit base, which has been concentrated in Korea. We currently maintain, in aggregate, over 570 branches in over 20 countries and have made major strides in our overseas operations since our establishment of the first overseas branch of a Korean commercial bank in Tokyo, Japan in 1968. In December 2014, Woori Bank became the first Korean bank to be involved in a merger with a listed overseas bank when its subsidiary PT. Bank Woori Indonesia merged with and into PT. Bank Himpunan Saudara 1906 Tbk, which was renamed PT Bank Woori Saudara Indonesia 1906 Tbk. In October 2016, Woori Bank acquired a 51% equity interest in Wealth Development Bank, a thrift bank in the Philippines, and partnered with Vicsal Development Corporation, an operator of department stores and supermarkets in the Philippines and another major shareholder of Wealth Development Bank, to actively expand its base of local customers. In addition, in November 2016, Woori Bank obtained a banking license to establish a local subsidiary in Vietnam, Woori Bank Vietnam, which commenced operations in January 2017 and manages the local operations of Woori Bank’s branches in Vietnam. Furthermore, Woori Bank has expanded the scope of its operations in Myanmar, Indonesia, Cambodia and the Philippines in order to capitalize on the potential for high growth and profitability in Southeast Asia and established additional branches in India. In June 2018, Woori Bank acquired VisionFund (Cambodia) Ltd., a microfinance deposit-taking institution in Cambodia, and renamed it WB Finance Co., Ltd, and in November 2018, Woori Bank established a German subsidiary, Woori Bank Europe Gmbh, which is headquartered in Frankfurt. In February 2020, WB Finance Co., Ltd. merged with Woori Finance (Cambodia) Plc., a Cambodian microfinance institution, and in November 2021, it obtained a commercial banking license from the Cambodian financial authorities and began its nationwide operations as Woori Bank (Cambodia) PLC. In 2016, Woori Card expanded overseas by establishing TuTu Finance-WCI Myanmar Co., Ltd., microfinance firm, in Myanmar. In August 2022, Woori Card acquired an 82.0% equity interest in PT Batavia Prosperindo Finance, Tbk, a consumer finance company in Indonesia, and renamed it PT Woori Finance Indonesia, Tbk. Although Woori Card acquired an additional 2.5% equity interest in January 2023, it subsequently disposed of such additional interest in July 2025 for regulatory compliance reasons, as a result of which its equity interest currently remains unchanged at 82.0%.

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

Establish a robust internal controls system. In order to prevent the recurrence of any large-scale financial incidents, we aim to strengthen and improve our internal controls system by implementing various measures that would minimize our operational risks, in particular those stemming from employee misconduct. For example, in June 2023, we created a new external whistleblowing channel that allows our employees to report irregularities with strengthened anonymity and enhanced incentives. Furthermore, in recent years, we made several changes to our internal organizational structure to strengthen our internal control process, including establishing the Ethics and Internal Controls Committee under our board of directors, preparing a “responsibilities map” to strengthen the accountability of our executive officers and establishing an ethics management office responsible for overseeing the conduct of our management personnel. We are also investing heavily in infrastructure to enhance our internal controls through advanced technology, including artificial intelligence. In addition, Woori Bank has increased the number of employees tasked with various internal controls-related tasks, including compliance supervision, risk management, consumer protection and regular inspections, and has implemented certain guidelines on promotions designed to incentivize employees to take on internal controls-related duties. Woori Bank has also strengthened its internal control processes for monitoring its overseas wire transfers, including by establishing a new international trade monitoring team in July 2022. For further details on the changes to our internal controls system, see “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Operational Risk Management.”

Value-Up Program. In July 2024, we announced our corporate value enhancement plan, or Value-Up Program, which provides a roadmap for how we intend to enhance our corporate value for investors in the mid- to long-term. In February 2026, we announced an enhanced “Value-Up 2.0” Program, which builds upon the original Value-Up Program and further specifies our objectives. The key initiatives and goals that we describe in the Value-Up Program 2.0 are as follows:

•	early achievement and stable maintenance of our targeted capital ratio goals;

•	increasing and sustaining our return on equity; and

•	expanding our capacity to distribute non-taxable dividends and maintaining consistent growth in dividends per share; and

•	increasing the allocation of capital to share buybacks and cancellations and implementing periodic share buyback and cancellation programs.

We continually re-evaluate our goals and targets, and provide timely updates to our investors on an ongoing basis. Through our Value-Up Program, which describes our goals and targets in more detail, we intend to strengthen the market’s confidence in us.

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

The following table sets forth the balances and percentages of our total lending and total deposits represented by our large corporate and small- and medium-sized enterprise customer loans and deposits, respectively, and the number of such customers as of the dates indicated

	As of December 31,
	2024			2025
	Amount		% of Total	Amount		% of Total
	(in billions of Won, except percentages)
Loans(1):
Small- and medium-sized enterprise(2)	￦	135,154	34.8%	￦	128,868	32.1%
Large corporate(3)		48,656	12.5		56,120	14.0
Others(4)		36,099	9.3		39,288	9.8

Total	￦	219,909	56.6%	￦	224,276	55.9%

Deposits:
Small- and medium-sized enterprise	￦	72,616	19.8%	￦	76,428	20.3%
Large corporate		117,753	32.0		118,342	31.4

Total	￦	190,369	51.8%	￦	194,770	51.6%

Number of borrowers:
Small- and medium-sized enterprise		391,624			353,509
Large corporate		2,286			2,205

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

(3)

Loans to companies that are not “small- and medium-sized enterprises” as defined in the Framework Act on Small and Medium Enterprises of Korea and related regulations, and typically including companies that (i) have assets of ￦12 billion or more and (ii) had sales of ￦10 billion or more in the previous fiscal year, and are therefore subject to external audit under the Act on External Audit of Stock Companies of Korea. See “—Large Corporate Banking.”

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

Small- and Medium-Sized Enterprise Banking

We use the term “small- and medium-sized enterprises” as defined in the Framework Act on Small and Medium Enterprises of Korea and related regulations. Under the Framework Act on Small and Medium Enterprises of Korea and related regulations, in order to qualify as a small- and medium-sized enterprise, (i) the enterprise’s total assets at the end of the immediately preceding fiscal year must be less than ￦500 billion, (ii) the enterprise must meet the average or annual sales revenue standards prescribed by the Enforcement Decree of the Framework Act on Small and Medium Enterprises of Korea that are applicable to the enterprise’s primary business, and (iii) the enterprise must meet the standards of substantial management independence from ownership as prescribed by the Framework Act on Small and Medium Enterprises of Korea. However, pursuant to amendments to the Framework Act on Small and Medium Enterprises of Korea and its Enforcements Decree, which became effective in June 2020, an enterprise that qualifies as a small- and medium-sized enterprise pursuant to the above definition shall no longer be considered a small- and medium-sized enterprise if it is incorporated into, or is deemed to be incorporated into, a business group subject to certain disclosure requirements under the Monopoly Regulation and Fair Trade Act of Korea. Furthermore, certified social enterprises (as defined in the Social Enterprise Promotion Act of Korea), cooperatives, federations of cooperatives, social cooperatives and federations of social cooperatives, federations of heterogeneous cooperatives that consist of small- and medium-sized enterprises under the Framework Act on Small and Medium Enterprises of Korea (as defined in the Framework Act on Cooperatives of Korea), cooperatives, federations and national federations (as defined in the Consumer Cooperatives Act of Korea), as well as cooperatives, business cooperatives and federations of cooperatives (as defined in the Small and Medium Enterprise Cooperatives Act of Korea) that satisfy the requirements prescribed by the Framework Act on Small and Medium Enterprises of Korea, may also qualify as small- and medium-sized enterprises. The small- and medium-sized enterprise segment of the corporate banking market has grown significantly in recent years, including as a result of government measures to encourage lending to these enterprises. As of December 31, 2025, 31.0% of our small- and medium-sized enterprise loans were extended to borrowers in the real estate activities industry, 21.3% were extended to borrowers in the manufacturing industries, and 15.1% were extended to borrowers in the wholesale and retail trade industries.

We service our small- and medium-sized enterprise customers primarily through Woori Bank’s network of branches and small- and medium-sized enterprise relationship managers. As of December 31, 2025, Woori Bank had stationed one or more relationship managers at 532 branches, of which 213 were located in Seoul. The relationship managers specialize in servicing the banking needs of small- and medium-sized enterprise customers and concentrate their marketing efforts on developing new customers in this segment. As of December 31, 2025, Woori Bank had a total of 764 small- and medium-sized enterprise relationship managers stationed at its branches (as well as 543 non-stationed employees who serve as relationship managers as needed).

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

Lending Activities. We provide both working capital loans and facilities loans to our small- and medium-sized enterprise customers. As of December 31, 2025, working capital loans and facilities loans accounted for 43.2% and 53.7%, respectively, of our total small- and medium-sized enterprise loans. As of December 31, 2025, we had 353,509 small- and medium-sized enterprise borrowers.

As of December 31, 2025, secured loans and loans guaranteed by a third party accounted for 79.4% and 4.0%, respectively, of our small- and medium-sized enterprise loans. As of December 31, 2025, approximately 63.6% of the secured loans were secured by real estate or movable property and 0.3% were secured by deposits. Working capital loans generally have a maturity of one year, but may be extended on an annual basis for an aggregate term of three to five years. Facilities loans have a maximum maturity of 20 years.

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

Pricing. We establish the pricing for our small- and medium-sized enterprise loan products based principally on transaction risk, our cost of funding and market considerations. Our lending rates are generally determined using our Credit Wizard system. We use our Credit Wizard system to manage our lending activities, and input data gathered from loan application forms, credit scores of borrowers and the appraisal value of collateral provided by external valuation experts into the Credit Wizard system and update such information periodically to reflect changes in such information. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Credit Risk Management—Credit Evaluation and Approval.” We measure transaction risk using factors such as the credit rating assigned to a particular borrower and the value and type of collateral. Our system also takes into account cost factors such as the current market interest rate, opportunity cost and cost of capital, as well as a spread calculated to achieve a target rate of return. Depending on the price and other terms set by competing banks for similar borrowers, we may reduce the interest rate we charge to compete more effectively with other banks. Loan officers have limited discretion in deciding what interest rates to offer, and significant variations require review at higher levels. As of December 31, 2025, approximately 59.8% of our small- and medium-sized enterprise loans had interest rates that varied with reference to current market interest rates.

Large Corporate Banking

Our large corporate customers consist of companies that are not “small- and medium-sized enterprises” as defined in the Framework Act on Small and Medium Enterprises of Korea and related regulations, and typically include companies that (i) have assets of ￦12 billion or more and (ii) had sales of ￦10 billion or more in the previous fiscal year, and that are therefore subject to external audit under the Act on External Audit of Stock Companies of Korea. As a result of our history and development, particularly the history of Woori Bank, we remain the main creditor bank to many of Korea’s largest corporate borrowers.

In terms of our outstanding loan balance, as of December 31, 2025, 37.5% of our large corporate loans were extended to borrowers in the financial and insurance activities industry, 36.5% were extended to borrowers in the manufacturing industries and 5.6% were extended to borrowers in the real estate activities industries.

We service our large corporate customers primarily through Woori Bank’s network of dedicated corporate banking centers and general managers. Woori Bank operates seven dedicated corporate banking centers, all of which are located in the Seoul metropolitan area. Each center is staffed with one or more general managers, and certain centers are headed by a senior general manager. Depending on the center, each such manager is responsible for large corporate customers that either are affiliates of a particular chaebol or operate in a particular industry or region. As of December 31, 2025, Woori Bank had a total of 45 general managers who focus on marketing to and managing the accounts of large corporate customers.

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

Lending Activities. We provide both working capital loans and facilities loans to our large corporate customers. As of December 31, 2025, working capital loans (including domestic usance, bills bought and securities sold under repurchase agreements) and facilities loans accounted for 74.4% and 18.3%, respectively, of our total large corporate loans.

Loans to large corporate customers may be secured by real estate or deposits or be unsecured. As of December 31, 2025, secured loans and loans guaranteed by a third party accounted for 19.5% and 3.7%, respectively, of our large corporate loans. Since a relatively low percentage of our large corporate loan portfolio is secured by collateral, we may be required to establish larger allowances for credit losses with respect to any such loans that become non-performing or impaired. See “—Assets and Liabilities—Asset Quality of Loans—Loan Loss Provisioning Policy.” As of December 31, 2025, approximately 52.2% of the secured loans were secured by real estate and approximately 1.1% were secured by deposits. Working capital loans generally have a maturity of one year but may be extended on an annual basis for an aggregate term of three to five years. Facilities loans have a maximum maturity of 20 years.

We evaluate creditworthiness and collateral for our loans to large corporate customers in essentially the same way as we do for loans to small- and medium-sized enterprise customers. See “—Small- and Medium-Sized Enterprise Banking—Lending Activities.”

Pricing. We determine the pricing of our loans to large corporate customers in the same way that we determine the pricing of our loans to small- and medium-sized enterprise customers. See “—Small- and Medium-Sized Enterprise Banking—Pricing.” As of December 31, 2025, approximately 78.4% of these loans had interest rates that varied with reference to current market interest rates.

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

Lending Activities

We offer a variety of consumer loan products to households and individuals. We differentiate our product offerings based on a number of factors, including the customer’s age group, the purpose for which the loan is used, collateral requirements and maturity. The following table sets forth the balances and percentage of our total lending (excluding loan origination costs and fees and discounted present value) represented by our consumer loans as of the dates indicated:

	As of December 31,
	2024			2025
	Amount(1)		% of Total Loans(2)	Amount(1)		% of Total Loans(2)
	(in billions of Won, except percentages)
General purpose household loans	￦	44,670	11.6%	￦	42,997	10.7%
Mortgage loans		84,873	21.8		92,577	23.1
Home equity loans		26,556	6.8		27,224	6.8

Total	￦	156,099	40.2%	￦	162,798	40.6%

(1)	Not including outstanding credit card balances, and prior to deducting allowance for credit losses and present value discount or reflecting loan origination costs and fees.
(2)	Total loans do not include other financial assets and are before the deduction of allowance for credit losses and present value discount and the reflection of loan origination costs and fees.

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

For secured loans, including mortgage and home equity loans, we generally lend up to 70% of the collateral value (except in certain regulated areas designated by the Korean government where we generally limit our lending to 40% of the appraised value of collateral, and for certain first-time homebuyers, we may lend up to 80% of the appraised value of collateral) minus the value of any lien or other security interest that is prior to our security interest. In calculating the collateral value for real estate for such secured consumer loans (which principally consists of residential properties), we generally use the fair value of the collateral as appraised by KB Land, the Korea Real Estate Board or other external appraisal experts, which is collated in our Credit Wizard system. We generally revalue collateral on a periodic basis. As of December 31, 2025, the revaluation frequency was every year for real estate (with apartments being revalued every month, subject to the availability of certain specified market value information), every year for equipment, every month for deposits and every week for stocks listed on a major Korean stock exchange.

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

General Purpose Household Loans

Our general purpose household loans may be secured by real estate (other than homes), deposits or securities. As of December 31, 2025, approximately ￦24,285 billion, or 56.5%, of our general purpose household loans were unsecured, although some of these loans were guaranteed by a third party. Overdraft loans are primarily unsecured and typically have a maturity between one and three years.

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

Our interest rates also incorporate a margin based on, among other things, the type of collateral (if any), priority with respect to any security, our target loan-to-value ratio and loan duration. We also can adjust the applicable rate based on current or expected profit contribution of the customer. Our lending rates are generally determined by our Credit Wizard system. The applicable interest rate is determined at the time of the drawdown of the loan. We also charge a termination fee in the event a borrower repays the loan prior to maturity. As of December 31, 2025, approximately 65.3% of our general purpose household loans had floating interest rates.

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

As of December 31, 2025, approximately 65.5% of our mortgage and home equity loans were secured by residential or other property, 27.5% of our mortgage and home equity loans were guaranteed by Korean government-related housing funds and 2.1% of our mortgage and home equity loans, contrary to general practices in the United States, were unsecured (although the use of proceeds from mortgage and home equity loans is restricted for the purpose of financing home purchases and some of these loans were guaranteed by a third party). One reason that a portion of our mortgage and home equity loans are unsecured is that we, along with other Korean banks, provide advance loans to borrowers for the down payment of new housing (particularly apartments) that is in the process of being built. Once construction is completed, which may take several years, these mortgage and home equity loans become secured by the new housing purchased by these borrowers. As of December 31, 2025, we had issued unsecured construction loans relating to housing where construction was not completed in the amount of ￦2,461 billion. For the year ended December 31, 2025, the average initial loan-to-value ratio of our mortgage loans and home equity loans was approximately 62.6% and 45.3%, respectively, compared to 63.6% and 48.4% for the year ended December 31, 2024. The average loan-to-value ratio of our mortgage loans and home equity loans as of December 31, 2025 was approximately 55.7% and 41.9%, respectively, compared to 54.2% and 42.6% as of December 31, 2024.

Pricing. The interest rates for our mortgage and home equity loans are determined on essentially the same basis as our general purpose household loans, except that for mortgage and home equity loans we place significantly greater weight on the value of any collateral that is being provided to secure the loan. The base rate we use in determining the interest rate for our mortgage and home equity loans is identical to the base rate we use to determine pricing for our general purpose household loans. As of December 31, 2025, approximately 62.1% of our outstanding mortgage and home equity loans had floating interest rates.

Private Banking Operations

Our private banking operations within Woori Bank aim to service our high net worth and mass affluent retail customers. As of December 31, 2025, we had 329,827 customers who qualified for private banking services, representing 1.3% of our total retail customer base. Of the total deposits of our retail unit of ￦122.0 trillion as of December 31, 2025, high net worth and mass affluent customers accounted for 48.8%.

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

Woori Bank has 547 branches that offer private banking services. These branches are staffed by 621 private bankers, and almost all of the branches are located in metropolitan areas, including Seoul.

Woori Bank also operates an advisory center in Seoul for its private banking clients, which employs 18 specialists advising on matters of law, tax, real estate, risk assessment and investments.

Deposit-Taking Activities

We are one of the largest deposit holders among Korean banks, in large part due to our nationwide branch network. The balance of our deposits from retail customers was ￦148,806 billion as of December 31, 2024 and ￦133,333 billion as of December 31, 2025, which constituted 40.5% and 35.3%, respectively, of the balance of our total deposits.

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

•

time deposits, which generally require a customer to maintain a deposit for a fixed term during which interest accrues at a fixed or floating rate. Early withdrawals require penalty payments. The term for time deposits typically ranges from one month to five years; and savings deposits, which allow the customer to deposit and withdraw funds at any time and accrue interest at a fixed rate set by us depending upon the period and amount of deposit;

•	installment deposits, which require customers to make regular periodic payments over a pre-determined term, during which interest accrues at a fixed or floating rate;

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

The following table sets forth the percentage of our total retail and corporate deposits represented by each deposit product category as of December 31, 2025:

Demand Deposits	Time and Savings Deposits	Installment Deposits	Certificates of Deposit	Other Deposits
8.92%	54.08%	33.16%	2.46%	1.37%

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

We also offer deposits in foreign currencies and a specialized deposit product, the apartment application comprehensive deposit, which is a monthly installment comprehensive savings program providing the holder with a preferential right to subscribe for new national housing units constructed under the Housing Act of Korea or new privately constructed housing units. This deposit product requires monthly installments of ￦20,000 to ￦500,000, terminates when the holder is selected as a subscriber for a housing unit and accrues interest at variable rates depending on the term.

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

The Depositor Protection Act of Korea provides for a deposit insurance system where the KDIC guarantees to depositors the repayment of their eligible bank deposits. The KDIC insures a maximum of ￦100 million per individual for deposits and interest in a single financial institution, regardless of when the deposits were made or the size of the deposits, which limit increased from ￦50 million through an amendment to the Depositor Protection Act of Korea that became effective in September 2025. See “—Supervision and Regulation—Principal Regulations Applicable to Banks—Deposit Insurance System.” We pay a quarterly premium of 0.018% of our average deposits and a quarterly special contribution of 0.025% of our average deposits, in each case for the relevant quarter. For the year ended December 31, 2025, we paid an aggregate of ￦478 billion of such premiums and contributions.

Branch Network and Other Distribution Channels

Woori Bank had a total of 656 banking branches in Korea as of December 31, 2025, which was one of the most extensive networks of branches among Korean commercial banks. In recent years, as the use of mobile banking applications among our customers has become more prevalent, we have managed our branch network more strategically, including by consolidating overlapping branches in close proximity and opening new specialized branches focused on corporate banking or high net worth clients in strategic locations.

The following table presents the geographical distribution of Woori Bank’s banking branch network in Korea as of December 31, 2025:

	Total
	Number	% of Total
Area
Seoul	265	40.4%
Six largest cities (other than Seoul)	124	18.9%
Other	267	40.7%

Total	656	100.0%

In order to maximize access to our products and services, we have established an extensive network of ATMs and cash dispensers, which are located in branches as well as unmanned outlets. Woori Bank had 3,253 ATMs and cash dispensers as of December 31, 2025.

We actively promote the use of alternative service delivery channels, including ATMs, telephone banking and Internet banking, in order to provide convenient service to customers. We also benefit from customers’ increasing use of these channels, as they allow us to maximize the marketing and sales functions at the branch level, reduce employee costs and improve profitability. The following tables set forth information, for the periods indicated, relating to the number of transactions and the fee revenue of our alternative service delivery channels with respect to Woori Bank.

	For the year ended December 31,
	2023		2024		2025
ATMs(1):
Number of transactions (millions)		146		131		116
Fee income (billions of Won)	￦	17	￦	15	￦	13
Telephone banking:
Number of users		6,257,592		6,239,173		6,231,034
Number of transactions (millions)		68		58		50
Fee income (billions of Won)	￦	0.3	￦	0.2	￦	0.1
Internet banking:
Number of users		20,724,293		21,606,902		22,332,602
Number of transactions (millions)		22,276		24,543		30,913
Fee income (billions of Won)	￦	277	￦	281	￦	282

(1)	Includes cash dispensers.

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

Our Internet banking services include balance and transaction inquiries, money transfers, loan applications, bill payment and foreign exchange transactions. In recent years, the use of Internet banking has become increasingly prevalent, and a majority of our transactions are now conducted through Internet or mobile banking. We seek to maintain and expand our Internet banking customer base by targeting a broad and expanding demographic across multiple age groups and by continuing to enhance and develop Internet-based and mobile financial services and products. We also develop new products tailored to different customer segments, including a platform that enables private banking customers to access their accounts through a dedicated website offering specialized investment advice. We also offer online escrow services.

In addition, we provide mobile banking services to our customers, which is available to all our Internet-registered users. These services allow our customers to complete selected banking transactions through major Korean telecommunications networks using their smart phones or other mobile devices. We provide general mobile banking services through our Woori WON Banking mobile application, which was upgraded in November 2024 to also provide additional financial services, including credit card, savings bank and capital services. In addition, following our establishment of Woori Investment Securities Co., Ltd. in August 2024, we launched a mobile trading system application for our securities brokerage services in March 2025, and integrated it into our Woori WON Banking mobile application in December 2025. Furthermore, following our acquisition of Tongyang Life Insurance and ABL Life Insurance in July 2025, we plan to start introducing key insurance services through our Internet-based and mobile platforms in 2026.

We also offer our “Win-CMS” service to corporate customers of Woori Bank, which provides an integrated electronic cash management system and in-house banking platform for such customers.

Credit Cards

We offer credit card products and services mainly to consumers and corporate customers in Korea. In April 2013, as a part of our strategy to enhance our credit card operations and increase its synergies with our other businesses, Woori Bank effected a horizontal spin-off of its credit card business, and the former credit card business of Woori Bank was operated by its wholly-owned subsidiary, Woori Card, until September 2019, when we conducted a “comprehensive stock exchange” under Korean law with Woori Bank, pursuant to which Woori Card became our direct and wholly-owned subsidiary. See “Item 4.A. History and Development of the Company—Establishment of Woori Financial Group—Reorganization and Expansion of Woori Financial Group.” In addition, in October 2019, Woori Bank acquired a 20% equity interest in Lotte Card Co., Ltd., which was the fifth largest credit card issuer in Korea at the time of acquisition, according to the Financial Statistics Information System maintained by the Financial Supervisory Service.

As of December 31, 2025, Woori Card’s market share based on transaction volume was approximately 7.8%, which ranked Woori Card as the sixth largest credit card issuer in Korea, according to the Financial Statistics Information System, which is maintained by the Financial Supervisory Service.

Our credit card operations benefit from Woori Card’s 7.65% equity stake in BC Card, which operates Korea’s second largest merchant payment network. In addition, in October 2019, Woori Bank acquired a 20% equity interest in Lotte Card Co., Ltd., which was the fifth largest credit card issuer in Korea at the time of acquisition, according to the Financial Statistics Information System.

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

We offer a number of different services to holders of our credit cards. Generally, these services include:

•	credit purchase services, which allow cardholders to purchase merchandise or services on credit and repay such credit on either a lump-sum or installment basis;

•	cash advance services from ATMs and bank branches; and

•	credit card loans, which are loans that cardholders can obtain through streamlined application procedures.

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

The following tables set forth certain data relating to the credit card operations of Woori Card (including BC Cards and Visa Cards issued through the BC Card consortium) as of the dates or for the periods indicated:

	As of or for the year ended December 31,
	2023		2024		2025
	(in billions of Won, unless indicated otherwise)
Number of credit card holders (at year end) (thousands of holders)
General accounts		12,034		12,280		12,225
Corporate accounts		628		639		574

Total		12,662		12,919		12,799

Active ratio(1)		63.90%		57.98%		58.98%
Credit card interest and fees
Installment and cash advance interest	￦	316	￦	353	￦	364
Annual membership fees		104		109		112
Merchant fees		1,160		1,142		1,141
Other fees		1,045		1,093		1,158

Total	￦	2,625	￦	2,697	￦	2,775

Charge volumes
General purchase	￦	78,801	￦	79,977	￦	78,959
Installment purchase		12,012		10,890		11,037
Cash advance		5,444		5,367		4,977
Card loan		3,417		3,643		3,623

Total	￦	99,674	￦	99,876	￦	98,597

Outstanding balances (at year end)
General purchase	￦	5,089	￦	4,786	￦	5,762
Installment purchase		3,474		3,112		3,474
Cash advance		671		665		582
Card loan		3,368		4,003		4,220

Total	￦	12,603	￦	12,566	￦	14,038

Average outstanding balances
General purchase	￦	4,509	￦	4,905	￦	4,910
Installment purchase		3,169		3,096		3,117
Cash advance		654		655		625
Card loan		3,067		3,679		4,147

Total	￦	11,399	￦	12,335	￦	12,799

Delinquency ratios(2)
Less than 1 month		1.17		1.31		1.23
From 1 month to 3 months		0.67		0.79		0.72
From 3 months to 6 months		0.56		0.63		0.66
Over 6 months		0.00		0.00		0.00

Total		2.40%		2.73%		2.60%

Non-performing loan ratio(3)		0.90%		0.98%		1.17%
Gross charge-offs	￦	306	￦	290	￦	386
Recoveries		34		24		27

Net charge-offs	￦	272	￦	266	￦	359

Gross charge-off ratio(4)		2.68%		2.35%		3.02%
Net charge-off ratio(5)		2.39%		2.16%		2.81%

(1)	Represents the ratio of accounts used at least once within the past month to total accounts as of the end of the relevant year.
(2)

Our delinquency ratios may not fully reflect all delinquent amounts relating to our outstanding balances since a certain portion of delinquent credit card balances (defined as balances one day or more past due) were restructured into loans and were not treated as being delinquent at the time of conversion or for a period of time thereafter. Including all restructured loans, outstanding balances overdue by more than one month accounted for 3.8% of our credit card balances as of December 31, 2025.

(3)

Represents the ratio of balances that are more than three months overdue to total outstanding balances as of the end of the relevant year. These ratios do not include the following amounts of previously delinquent credit card balances restructured into loans that were classified as normal or precautionary as of December 31, 2023, 2024 and 2025:

	As of December 31,
	2023		2024		2025
	(in billions of Won)
Restructured loans	￦	211	￦	257	￦	306

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

We offer a diverse range of credit card products within our various brands. Factors that determine which type of card a particular cardholder may receive include net worth, age, location, income level and the particular programs or services that may be associated with a particular card. Targeted products that we offer include:

•	cards that offer additional benefits, such as frequent flyer miles and award program points that can be redeemed for services, products or cash;

•	gold cards, platinum cards and other preferential membership cards that have higher credit limits and provide additional services;

•	corporate and affinity cards that are issued to employees or members of particular companies or organizations; and

•	revolving credit cards and cards that offer travel services and insurance.

In recent years, credit card issuers in Korea have agreed with selected cardholders to restructure their delinquent credit card account balances as loans that have more gradual repayment terms, in order to retain fundamentally sound customers who are experiencing temporary financial difficulties and to increase the likelihood of eventual recovery on those balances. In line with industry practice, we have restructured a portion of our delinquent credit card account balances as loans. The general qualifications to restructure delinquent credit card balances as loans are that the delinquent amount be in excess of ￦1 million. The terms of the restructured loans usually require the payment of approximately 10% to 20% of the outstanding balance as a down payment and that they be guaranteed by a third party and carry higher interest rates than prevailing market rates. These loans are usually required to be repaid by the borrower in installments over terms ranging from three months to 60 months. As of December 31, 2025, the total amount of our restructured loans was ￦326 billion. Because restructured loans are not initially recorded as being delinquent, our delinquency ratios do not fully reflect all delinquent amounts relating to our outstanding credit card balances.

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

Although we had historically relied on our strategic partnership with BC Card to outsource certain services to them for our credit card operations, we began managing certain of our merchants in-house since 2023, and have developed and expanded our own independent credit card processing capabilities in order to reduce processing costs and improve profitability in recent years. We have also steadily been expanding the merchants affiliated with our network, which was approximately 1.9 million in 2025 compared to 1.7 million in 2024 and 1.5 million in 2023. Merchant fees, which we charge to merchants for processing transactions, vary depending on the type of merchant and the total transaction amounts generated by the merchant. As of December 31, 2025, we charged merchants an average of 1.27% of their respective total transaction amounts. In addition to merchant fees, we receive nominal interchange fees for international card transactions.

Capital Markets Activities

We engage in capital markets activities for our own account and for our customers. Our capital markets activities include securities investment and trading, derivatives trading, asset securitization services and investment banking.

Securities Investment and Trading

We invest in and trade securities for our own account, in order to maintain adequate sources of liquidity and to generate interest and dividend income and capital gains. As of December 31, 2025, our investment portfolio, which consists of financial assets at fair value through other comprehensive income and securities at amortized cost, and our trading portfolio, which consists of financial assets at fair value through profit or loss (excluding deposits, derivative assets and loans), had a combined total book value of ￦129,194 billion and represented 21.5% of our total assets.

Our trading and investment portfolios consist primarily of Korean treasury securities and debt securities issued by Korean government agencies, local governments or government-invested enterprises, and debt securities issued by financial institutions. As of December 31, 2025, we held debt securities with a total book value of ￦125,765 billion, of which:

•	debt securities at amortized cost accounted for ￦18,707 billion, or 14.9%;

•	debt securities at fair value through other comprehensive income accounted for ￦82,061 billion, or 65.2%; and

•	debt securities at fair value through profit or loss accounted for ￦24,997 billion, or 19.9%.

Of these amounts, as of December 31, 2025, debt securities issued by the Korean government amounted to ￦9,693 billion, or 51.8% of our debt securities at amortized cost, ￦20,372 billion, or 24.8% of our debt securities at fair value through other comprehensive income, and ￦6,044 billion, or 24.2% of our debt securities at fair value through profit or loss.

From time to time, we also purchase and sell equity securities for our securities portfolios. Our equity securities consist primarily of equities listed on the KRX KOSPI Market or the KRX KOSDAQ Market. As of December 31, 2025:

•	equity securities at fair value through other comprehensive income had a book value of ￦1,428 billion, or 1.7% of our securities at fair value through other comprehensive income portfolio; and

•	equity securities at fair value through profit or loss accounted for ￦2,001 billion, or 7.4% of our securities at fair value through profit or loss portfolio.

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

Derivatives Trading

We offer derivatives products and engage in derivatives trading, mostly for our corporate customers. Our nominal trading volume for derivatives issued for trading and hedging purposes was ￦354,973 billion in 2023, ￦341,468 billion in 2024 and ￦331,188 billion in 2025. Our aggregate net trading gain (loss) from derivatives issued for trading and hedging purposes for the years ended December 31, 2023, 2024 and 2025 was ￦(188) billion, ￦1,238 billion and ￦(77) billion, respectively.

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

The following shows the estimated fair value of derivatives we held or had issued for trading purposes as of the dates indicated:

	As of December 31,
	2024				2025
	Estimated Fair Value of Assets		Estimated Fair Value of Liabilities		Estimated Fair Value of Assets		Estimated Fair Value of Liabilities
	(in billions of Won)
Currency derivatives	￦	9,732	￦	8,605	￦	5,481	￦	4,861
Interest rate derivatives		361		485		292		268
Equity derivatives		1		1		1		0

Total	￦	10,094	￦	9,091	￦	5,774	￦	5,129

For a discussion of our risk management policies with respect to our derivatives trading activities, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Market Risk Management—Market Risk Management for Trading Activities.”

Asset Securitization Services

We are active in the Korean asset-backed securities market. Through Woori Bank, we participate in asset securitization transactions in Korea by acting as arranger, trustee or liquidity provider. In 2025, we were involved in asset securitization transactions with an initial aggregate issue amount of ￦300 billion and generated total fee income of approximately ￦0.4 billion in connection with such transactions. The securities issued in asset securitization transactions are sold mainly to institutional investors buying through Korean securities firms.

Investment Banking

Through Woori Bank and Woori Investment Securities (formerly, Woori Investment Bank), we engage in investment banking activities in Korea. In addition, we provide project finance and financial advisory services, in the area of social overhead capital projects such as highway, port, power and water and sewage projects, as well as structured finance, leveraged buy-out financing, equity and venture financing and mergers and acquisitions financing services. In 2025, the net non-interest income from Woori Bank’s investment banking activities (including its Hong Kong subsidiary’s investment banking activities) was approximately ￦617.9 billion, while the net non-interest income from Woori Investment Securities’ investment banking activities was approximately ￦67 billion. In March 2025, Woori Investment Securities obtained final approval from the regulatory authorities to conduct additional investment banking activities, including securities underwriting for debt and equity capital markets.

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

The table below sets forth certain information regarding our foreign currency assets and borrowings:

	As of December 31,
	2024		2025
	(in millions of US$)
Total foreign currency assets	US$	49,831	US$	58,895
Foreign currency borrowings
Call money		771		927
Long-term borrowings		4,752		3,827
Short-term borrowings		10,367		10,060

Total foreign currency borrowings	US$	15,890	US$	14,814

The table below sets forth the overseas subsidiaries and direct branches of Woori Bank in operation as of December 31, 2025:

Business Unit(1)	Location
Subsidiaries:
Woori America Bank	United States
Woori Bank China Limited	China
PT Bank Woori Saudara Indonesia 1906 Tbk	Indonesia
AO Woori Bank	Russia
Banco Woori Bank do Brasil S.A.	Brazil
Woori Global Markets Asia Limited	China (Hong Kong)
Woori Bank Vietnam Limited	Vietnam
Wealth Development Bank	Philippines
Woori Finance Myanmar Co., Ltd.	Myanmar
Woori Bank (Cambodia) PLC.	Cambodia
Woori Bank Europe Gmbh	Germany
Branches, Agencies and Representative Offices:
London Branch	United Kingdom
Tokyo Branch	Japan
Singapore Branch	Singapore
Hong Kong Branch	China (Hong Kong)
Bahrain Branch	Bahrain
Dhaka Branch	Bangladesh
Gaeseong Branch(2)	Korea
New York Agency	United States
Los Angeles Branch	United States
Chennai Branch	India
Sydney Branch	Australia
Dubai Branch	United Arab Emirates
Gurgaon Branch	India
Mumbai Branch	India
Pune Branch	India
Ahmedabad Branch	India
Kuala Lumpur Representative Office	Malaysia
Yangon Representative Office	Myanmar

(1)	Does not include subsidiaries and branches in liquidation or dissolution.
(2)	Due to the shutdown of the Gaeseong Industrial Complex in February 2016, the Gaeseong Branch is currently located at our corporate headquarters in Seoul.

The principal activities of the overseas branches and subsidiaries of Woori Bank are providing trade financing and local currency funding for Korean companies and Korean nationals operating in overseas markets as well as servicing local customers and providing foreign exchange services in conjunction with our headquarters. On a limited basis, such overseas branches and subsidiaries also engage in the investment and trading of securities of foreign issuers. Woori Bank is currently in the process of liquidating and dissolving its Iran and Poland representative offices. The Iran representative office has not been operational (i.e., no employees or office space) since December 2018, following the re-imposition of sanctions.

Woori America Bank currently operates 26 branches in states including New York, New Jersey, Maryland, Virginia, Pennsylvania, California, Georgia, Texas, Illinois and Washington and provides retail and corporate banking services targeted towards the Korean-American community. As of December 31, 2025, Woori America Bank had total assets of US$3,965 million and shareholders’ equity of US$533 million.

In November 2007, Woori Bank established a local subsidiary in China, Woori Bank China Limited, which currently has branches in Beijing, Shanghai, Shenzhen, Suzhou, Tianjin, Dalian, Chengdu, Weihai, Chongqing and Shenyang. Woori Bank also established a local subsidiary in Russia, AO Woori Bank, in January 2008 to provide general banking services and it currently has a branch in Moscow, following the closure of its St. Petersburg branch and Vladivostok representative office in July 2024. AO Woori Bank is currently focusing on strengthening its internal controls in compliance with sanctions and applicable laws. As of December 31, 2025, AO Woori Bank had total assets of US$429 million and shareholders’ equity of US$114 million.

In January 2014, Woori Bank completed the purchase of an additional 27% equity interest (in addition to the 6% equity interest it previously acquired through its subsidiary PT. Bank Woori Indonesia) in PT. Bank Himpunan Saudara 1906 Tbk, an Indonesian commercial bank with a network of over 100 branches and offices throughout Indonesia. In December 2014, PT. Bank Woori Indonesia merged with and into PT. Bank Himpunan Saudara 1906 Tbk. The merged entity, in which Woori Bank currently holds a 90.8% equity interest, was renamed PT Bank Woori Saudara Indonesia 1906 Tbk and became Woori Bank’s consolidated subsidiary. As of December 31, 2025, PT Bank Woori Saudara Indonesia 1906 Tbk had total assets of US$3,667 million and shareholders’ equity of US$767 million.

In October 2016, Woori Bank acquired a 51% equity interest in Wealth Development Bank, a thrift bank in the Philippines. As of December 31, 2025, Wealth Development Bank had a network of 23 branches, total assets of US$198 million and shareholders’ equity of US$32 million.

In November 2016, Woori Bank obtained a banking license to establish a local subsidiary in Vietnam, Woori Bank Vietnam, which commenced operations in January 2017 and currently operates 28 branches throughout the country.

In recent years, Woori Bank has expanded its network of branches in South and Southeast Asia through our other local subsidiaries, including PT Bank Woori Saudara Indonesia 1906, Tbk, Woori Finance Myanmar and Wealth Development Bank. In June 2018, Woori Bank acquired VisionFund (Cambodia) Ltd., a microfinance deposit-taking institution in Cambodia, and renamed it WB Finance Co., Ltd. In February 2020, WB Finance Co., Ltd. merged with Woori Finance (Cambodia) Plc., a Cambodian microfinance institution, and in November 2021, it obtained a commercial banking license from the Cambodian financial authorities and began its nationwide operations as Woori Bank (Cambodia) PLC. As of December 31, 2025, Woori Bank (Cambodia) PLC. had total assets of US$1,339 million and shareholders’ equity of US$430 million.

In November 2018, Woori Bank established a German subsidiary, Woori Bank Europe Gmbh, which is headquartered in Frankfurt and conducts our European operations. In April 2025, Woori Bank Europe Gmbh established a branch in Poland. As of December 31, 2025, Woori Bank Europe Gmbh had total assets of US$671 million and shareholders’ equity of US$87 million.

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

Under Korean law, the assets of our money trusts are segregated from our assets and are not available to satisfy the claims of our creditors. We are, however, permitted to maintain deposits of surplus funds generated by trust assets in certain circumstances as set forth under the Financial Investment Services and Capital Markets Act of Korea and the regulations thereunder. Except for specified money trusts, we have investment discretion over all money trusts, which are pooled and managed jointly for each type of trust. Specified money trusts are established on behalf of individual customers, typically corporations, which direct our investment of trust assets.

We receive fees for our trust management services that are generally based upon a percentage, ranging between 0.05% and 2.0%, of the net asset value of the assets under management. We also receive penalty payments when customers terminate their trust deposit prior to the original contract maturity. Fees that we received for trust management services (including those fees related to property trust management services, described below, but excluding those fees relating to guaranteed trusts, which are eliminated in consolidation) amounted to ￦141 billion in 2023, ￦157 billion in 2024 and ￦181 billion in 2025.

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

	As of December 31,
	2024		2025
	(in billions of Won)
Principal and interest guaranteed trusts	￦	—	￦	—
Principal guaranteed trusts		1,028		946
Performance trusts		55,757		61,316

Total	￦	56,785	￦	62,262

The trust assets we manage consist principally of investment securities, loans made from the trusts and amounts due from banks. The investment securities consist of government-related debt securities, corporate debt securities, including bonds and commercial paper, equity securities and other securities. As of December 31, 2025, our money trusts had invested in securities with an aggregate book value of ￦16,506 billion, which accounted for approximately 25.3% of our money trust assets. Debt securities accounted for ￦5,876 billion of this amount.

Our money trusts also invest, to a lesser extent, in equity securities, including beneficiary certificates issued by investment trust management companies. As of December 31, 2025, equity securities held by our money trusts amounted to ￦10,630 billion, which accounted for approximately 16.3% of our money trust assets. Of this amount, ￦17 billion was from money trusts over which we had investment discretion and the remainder was from specified money trusts.

Loans made by our money trusts are similar in type to the loans made by our banking operations. As of December 31, 2025, our money trusts had made loans in the aggregate principal amount of ￦13,337 billion (excluding loans to our banking operations of ￦6,199 billion), which accounted for approximately 20.5% of our money trust assets.

The amounts due from banks consist of local currency and foreign currencies. As of December 31, 2025, such amounts due from banks totaled ￦26,759 billion, which accounted for approximately 41.1% of our money trust assets.

If the income from a money trust for which we provide a guarantee is less than the amount of the payments we have guaranteed, we will need to pay the amount of the shortfall with funds from special reserves maintained in our trust accounts, followed by basic fees from that money trust and funds from our banking operations. We net any payments we make as a result of these shortfalls against any gains we receive from other money trusts. No material payments of any such shortfall amounts were made in 2025.

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

In 2025, our property trust fees generally ranged from 0.001% to 5.00% of total assets under management, depending on the type of trust account product. As of December 31, 2025, the balance of our property trusts totaled ￦104,424 billion.

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

The following table shows the balances of our investment trusts by type as of December 31, 2025. Under IFRS, we do not consolidate investment trusts due to the fact that the assets invested are not our assets but customer assets:

As of December 31,
2025(1)
(in billions of Won)
Securities funds	￦ 33,095
Real estate funds	2,430
Special asset funds	3,156
Mixed asset funds	923
Money market funds	16,225

Total	￦ 55,830

(1)	Includes assets under management by Woori Private Equity Asset Management Co., Ltd. See “—Other Businesses—Private Equity.”

We receive fees for our investment trust management services consisting of management fees in connection with establishing, operating and managing the investment trust, asset management fees and related advisory fees. These fees are calculated by multiplying the daily net asset value of the trust by a percentage provided in the trust documentation. Fees accrue on a daily basis and are paid out as expenses periodically. Fees from our investment trust management services amounted to ￦33 billion in 2025.

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

Trustee and Custodian Services Relating to Securities Investment Trusts

Through Woori Bank, as of December 31, 2025, we acted as a trustee for 4,955 securities investment trusts, mutual funds and other investment funds. We receive a fee for acting as a trustee and generally perform the following functions:

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

For the year ended December 31, 2025, our fee income from such services was ￦32.5 billion.

Other Businesses

Management of National Housing and Urban Fund

Through Woori Bank, we were selected for the first time in April 2008 to be the lead manager of the National Housing and Urban Fund and have maintained such position ever since, even after the introduction of a competitive bidding process to select the lead manager. The National Housing and Urban Fund provides financial support to low-income households in Korea by providing mortgage financing and construction loans for projects to build small- and medium-sized housing. As of December 31, 2025, outstanding housing loans from the National Housing and Urban Fund amounted to approximately ￦164.2 trillion, of which we originated ￦97.1 trillion. The activities of the National Housing and Urban Fund are funded primarily by the issuance of national housing bonds, which must be purchased by persons and legal entities wishing to make real estate-related registrations and filings, and by subscription savings deposits held at the National Housing and Urban Fund.

In return for managing the operations of the National Housing and Urban Fund, we receive a monthly fee. This fee consists of a fund raising fee and a loan origination fee. The fund raising fee is based on the number of National Housing and Urban Fund subscription savings deposit accounts opened and the level of activity for existing accounts and the number of National Housing and Urban Fund bonds issued or redeemed. The loan origination fee is based on the number of new National Housing and Urban Fund loans and the number of National Housing and Urban Fund mortgage loans to contractors constructing housing units that are assumed by the individual buyers of housing units and the level of activity for existing loans during each month. We received total fees of approximately ￦34 billion for managing the National Housing and Urban Fund in 2025.

Life Insurance

In July 2025, we acquired 75.3% of the shares of Tongyang Life Insurance and 100.0% of the shares of ABL Life Insurance, in order to expand our business into the life insurance sector. Through Tongyang Life Insurance and ABL Life Insurance, which are now our consolidated subsidiaries, we offer a variety of individual and group life insurance products, including protection-type insurance products, survival insurance products, death (benefit) insurance products, endowment insurance products, group insurance products, savings-type insurance products and retirement pension products. We utilize our multi-channel distribution platforms to market these products, which includes sales through agencies, financial consultants, telemarketers and bancassurance arrangements with commercial banks and other financial institutions.

The following table sets forth certain information regarding the operations of Tongyang Life Insurance and ABL Life Insurance, on a standalone basis, as of December 31, 2025 or for the period from July 1, 2025 (the date of acquisition) to December 31, 2025, as applicable:

	Tongyang Life		ABL Life Insurance
	(in billions of Won, except as otherwise indicated)
Investment assets (standalone basis)		31,313		15,845
Debt securities		51.46%		65.29%
Beneficiary certificates		9.04%		18.86%
Loans		17.07%		8.92%
Equity securities		0.57%		0.57%
Foreign currency securities		18.90%		5.05%
Other securities		2.97%		1.30%
Gross premiums(1)	￦	83,688	￦	44,508
Solvency ratio(2)		179.84%		171.56%

(1)	The amount of direct written premiums recognized in a specified period in respect of policies in force during such period, on a standalone basis.
(2)

Calculated in accordance with the applicable requirements of the Financial Supervisory Service. See “—Regulation and Supervision—Principal Regulations Applicable to Insurance Companies—Capital Adequacy.”

For further information regarding our life insurance-related assets and liabilities, see Notes 24 and 25 of the notes to our consolidated financial statements included elsewhere in this annual report.

Bancassurance

The term “bancassurance” refers to the marketing and sale by commercial banks of insurance products manufactured within a group of affiliated companies or by third-party insurance companies. Through Woori

Bank, we market a wide range of bancassurance products. In 2025, we generated fee income of approximately ￦95 billion through the marketing of bancassurance products. We believe that we will be able to continue to develop an important new source of fee-based revenues by expanding our offering of these products. We have entered into bancassurance marketing arrangements with 33 insurance companies, including our subsidiaries Tongyang Life Insurance and ABL Life Insurance, as well as Hanwha Life Insurance, Samsung Life Insurance, Samsung Fire and Marine Insurance, Hyundai Fire and Marine Insurance and American International Assurance, and plan to enter into additional insurance product marketing arrangements with other leading insurance companies whose names and reputation are likely to be familiar to our customer base. Through our acquisition of Tongyang Life Insurance and ABL Life Insurance in July 2025, we expect to increase our focus on bancassurance in the coming years.

Private Equity

In 2016, Woori Private Equity Co., Ltd., which was established in October 2005, registered as a specialized private placement collective investment business under the Financial Investment Services and Capital Markets Act of Korea and changed its name to Woori Private Equity Asset Management Co., Ltd., or Woori PEAM. Such registration enabled it to manage specialized private placement collective investment vehicles (which include hedge funds) targeting professional investors, in addition to its existing business of making long-term and strategic investments in buyout target companies and actively involving itself in their management.

As of December 31, 2025, Woori PEAM served as the general partner of fourteen private equity funds, the aggregate size of which was approximately ￦1.48 trillion.

Woori PEAM also established, and currently manages, 20 alternative investment funds, the aggregate investment amount of which was approximately ￦1.84 trillion as of December 31, 2025. The aggregate amount of assets under management of these funds was approximately ￦999 billion as of December 31, 2025.

Woori PEAM maintains an organizational culture that emphasizes flexibility and innovation and is supported by a team of investment professionals with diverse experience at global investment banks, securities firms, accounting firms, large domestic corporations and consulting firms. Through established relationships and network channels with a range of domestic and international institutions, Woori PEAM seeks to identify and pursue high-quality investment opportunities. In addition, as our subsidiary, Woori PEAM has implemented internal control policies and procedures designed to support compliance with applicable fiduciary and trustee obligations.

Venture Capital Investment

Woori Venture Partners Co., Ltd., which was formerly known as Daol Investment prior to its acquisition by us in March 2023, is an alternative investment management firm that specializes in identifying and investing in start-up companies and small- and medium-sized companies, as well as promoting the formation and operation of early stage investment funds and private equity investment funds. As of December 31, 2025, the amount of assets under management by Woori Venture Partners was ￦1,372 billion.

Securities Brokerage

In August 2024, as part of our initiative to expand into the securities brokerage business, we acquired Korea Foss Securities Co., Ltd., a securities brokerage company, by merging it with our then wholly-owned subsidiary Woori Investment Bank Co., Ltd., with Korea Foss Securities Co., Ltd. remaining as the surviving entity, and renamed the merged entity Woori Investment Securities Co., Ltd. In March 2026, Woori Investment Securities Co., Ltd. became our wholly-owned consolidated subsidiary after we acquired all of its remaining shares. In March 2025, Woori Investment Securities obtained final approval from the regulatory authorities to conduct additional investment banking activities, including securities underwriting for debt and equity capital markets. Woori Investment Securities Co., Ltd. has since been achieving rapid growth by leveraging Woori Bank’s extensive corporate client base and collaborating with Woori Bank’s investment banking division.

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

In addition, companies in the banking and financial industries have increasingly adopted new technologies, including artificial intelligence and data science, to provide innovative services to their customers and differentiate themselves from competitors. For example, the introduction of Internet-only banks in Korea is expected to increase competition in the Korean banking industry. Internet-only banks generally operate without branches and conduct most of their operations through electronic means, which enable them to minimize costs and offer customers higher interest rates on deposits or lower lending rates. In April 2017, Kbank, the first Internet-only bank in Korea, in which Woori Bank owned 9.2% of the equity with voting rights (following Kbank’s initial public offering in Korea in March 2026), commenced operations. Kakao Bank and Toss Bank, both mobile-only banks, commenced operations in July 2017 and October 2021, respectively. In recent years, the Financial Services Commission announced various measures designed to encourage competition within the banking industry, including its intention to issue more banking licenses (including those for Internet-only banks) and actively permitting the conversion of existing regional or savings banks into nationwide commercial banks. For example, in May 2024, the Financial Services Commission approved DGB Daegu Bank’s application to convert from a regional bank into a nationwide commercial bank. DGB Daegu Bank subsequently became Korea’s seventh commercial bank and rebranded itself as iM Bank in June 2024.

Furthermore, there have been several general regulatory reforms in the Korean financial industry that increased competition among banks and other financial institutions in Korea. For example, in April 2019, the Financial Services Commission approved a financial regulatory sandbox, a framework set up to allow financial services providers to test new business models in a less regulated environment, as part of its efforts to work closely with the fintech sector and provide support to facilitate its development. In August 2020, the Credit Information Use and Protection Act of Korea was amended to establish a framework for MyData services in Korea, which allows financial institutions (including both traditional financial institutions and fintech firms) to collect customers’ personal credit information from credit information providers/users or public institutions upon the customer’s request so that customers may access such collected personal credit information in whole or in part. Overall, we expect that such measures may not only intensify competition among traditional financial institutions in Korea, but also allow new market participants such as fintech firms to potentially gain market share in certain areas in which we operate.

In the Korean insurance industry, there has been downward pressure in recent years on margins of insurance products as some of our competitors have sought to obtain or maintain market share by reducing margins and increasing marketing efforts. As the Korean insurance sectors continue to mature, they may experience a slowdown in growth as well as a stagnation in market penetration. Due to these and other factors, we believe that competition in the Korean insurance industry will likely remain intense in the future. Sustained or increased competition may lead to decreases in the market share and profitability of our life insurance businesses.

In addition, we believe that various structural changes to the Korean financial investment industry in recent years will lead to increased competition among financial institutions in Korea. For example, an increase in foreign investments made by Korean investors and the emergence of alternative trading systems in recent years have been reshaping the Korean financial investment market, as well as the competitive strategies of financial institutions. An increase in the overall trading volumes of these investments in recent years has prompted certain securities firms to offer very low commission rates on foreign investments to capitalize on such increase, thereby further intensifying competition. In March 2025, Nextrade emerged as the first alternative to the Korea Exchange, offering extended trading hours and lower fees, although its operations remain subject to certain regulatory restrictions.

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

Loan Portfolio

As of December 31, 2025, the balance of our total loan portfolio was ￦401,035 billion. As of December 31, 2025, 89.4% of our total loans were Won-denominated loans and 10.6% of our total loans were denominated in other currencies. Of the ￦42,550 billion of foreign currency-denominated loans as of that date, approximately 77.3% represented “foreign” loans provided by Woori Bank to offshore entities and individuals. Woori Bank extends such foreign loans primarily through its overseas branches to affiliates of large Korean manufacturing companies for trade financing and working capital.

Except where we specify otherwise, all loan amounts stated below do not include amounts due from banks and other receivables and are prior to deducting allowance for credit losses and present value discount or reflecting loan origination costs and fees, and all corporate loan amounts stated below include loans made to the Korean government and government-owned agencies and banks.

Loan Types

The following table presents loans by type as of the dates indicated. Total loans reflect our loan portfolio, including past due amounts.

	As of December 31,
	2024		2025
	(in billions of Won)
Domestic:
Corporate(1):
Commercial and industrial	￦	166,797	￦	168,208
Lease financing		1,930		1,860
Trade financing		6,408		7,361
Other commercial		17,400		20,742

Total corporate		192,535		198,171
Consumer:
General purpose household		37,573		36,075
Mortgage		84,873		92,577
Home equity		26,556		27,224

Total consumer		149,002		155,876
Credit cards		12,489		13,961

Total domestic		354,026		368,008
Foreign:
Corporate(2):
Commercial and industrial		23,424		21,580
Lease financing		40		65
Trade financing		1,298		479
Other commercial		2,612		3,981

Total corporate		27,374		26,105
Consumer		7,097		6,922

Total foreign		34,471		33,027

Total loans(3)	￦	388,497	￦	401,035

Less: present value discount		(9)		(9)
Less: loan origination costs and fees		939		926
Less: allowance for credit losses		(3,358)		(3,246)

Total loans, net	￦	386,069	￦	398,706

(1)	Including loans made to banks and the Korean government and government-owned agencies.
(2)	Including loans made to banks.
(3)

Not including due from banks and other financial assets (or other receivables) and prior to deducting allowance for credit losses and present value discount or reflecting loan origination costs and fees.

Loan Concentrations

On a consolidated basis, our exposure to any single person (regardless of whether such person is an individual or an entity) or any single borrower (any single person together with any individual and/or entity that shares the same credit risk with such person) is limited by law to 20% and 25%, respectively, of our “net aggregate equity capital,” as defined under the Enforcement Decree of the Financial Holding Company Act of Korea. See “—Supervision and Regulation—Principal Regulations Applicable to Financial Holding Companies—Financial Exposure to Any Individual Customer and Major Investor.” In addition, Woori Bank’s exposure to any single borrower or any single person is limited by the Bank Act of Korea to 20% and 25%, respectively, of its total Tier I and Tier II capital.

20 Largest Exposures by Borrower

As of December 31, 2025, our exposures to our 20 largest borrowers or issuers totaled ￦86,913 billion and accounted for 12.8% of our total exposures. The following table sets forth our total exposures to those borrowers or issuers as of that date:

	Loans				Equity securities		Debt securities		Guarantees and acceptances		Total exposures		Collateral(2)		Amounts classified as substandard or below(3)
Company (Credit Rating)(1)	Won currency		Foreign currency
	(in billions of Won)
Ministry of Finance and Economy(4)	￦	—	￦	—	￦	—	￦	22,295	￦	—	￦	22,295	￦	—	￦	—
Korea Development Bank (AAA)		—		337		—		12,504		—		12,841		—		—
Industrial Bank of Korea (AAA)		—		—		—		10,816		—		10,816		—		—
United States Department of the Treasury(4)		—		—		—		7,253		—		7,253		—		—
Korea Housing Finance Corporation (AAA)		—		—		—		5,462		—		5,462		—		—
Export-Import Bank of Korea (AAA)		—		—		—		4,738		—		4,738		—		—
The Bank of Korea(4)		—		—		—		4,383		—		4,383		—		—
Meritz Securities Co., Ltd. (AA)		3,501		—		—		142		—		3,643		—		—
Samsung Electronics Co., Ltd. (AAA+)		105		2,032		—		—		6		2,143		—		—
Defense Acquisition Program Administration(4)		—		—		—		1,147		916		2,063		—		—
Kyobo Securities Co., Ltd. (AA-)		1,784		—		—		177		—		1,961		—		—
Korea Investment & Securities Co., Ltd. (AAA+)		1,625		—		—		—		—		1,625		—		—
Kiwoom Securities Co., Ltd. (AA)		1,454		—		—		41		—		1,495		—		—
HD Hyundai Heavy Industries Co., Ltd. (AA-)		—		—		—		—		1,244		1,244		—		—
Samsung Heavy Industries Co., Ltd. (A-)		—		131		—		45		987		1,163		21		—
HANWHA CORP. (A+)		787		—		—		—		27		814		—		—
SAMSUNG DISPLAY CO.,LTD. (A-)		1		394		—		399		—		794		—		—
Hanwha Ocean Co., Ltd. (A-)		189		96		280		—		194		759		—		—
SKC Co., Ltd. (A)		301		—		—		413		—		714		—		—
Kraton Corporation(4)		—		65		—		350		292		707		—		—

Total	￦	9,747	￦	3,055	￦	280	￦	70,165	￦	3,666	￦	86,913	￦	21	￦	—

(1)

Credit ratings are from a domestic credit rating agency, including Korea Ratings Corporation, NICE Investors Service Co. and Korea Investors Services Inc., as of December 31, 2025. If multiple ratings were available, the lowest one is indicated.

(2)	The value of collateral is appraised based on future cash flow and observable market price.
(3)	Classification is based on the Financial Services Commission’s asset classification criteria.
(4)	Credit rating is unavailable.

As of December 31, 2025, seven of these top 20 borrowers or issuers were companies belonging to the 38 largest chaebols in Korea. See “Item 3.D. Risk Factors—Risks relating to our corporate credit portfolio—We have exposure to the largest Korean commercial conglomerates, known as “chaebols,” and, as a result, financial difficulties of chaebols may have an adverse impact on us.”

Exposure to Chaebols

As of December 31, 2025, 4.7% of our total exposure was to the 38 largest chaebols in Korea. The following table shows, as of December 31, 2025, our total exposures to the 10 chaebols to which we have the largest exposure:

	Loans								Guarantees and acceptances						Amounts classified as substandard or below(2)
Chaebol	Won currency		Foreign currency		Equity securities		Debt securities				Total exposures		Collateral(1)
	(in billions of Won)
Samsung	￦	1,016	￦	2,880	￦	5	￦	63	￦	1,218	￦	5,182	￦	22	￦	—
SK		2,778		604		2		10		382		3,776		69		—
Hyundai Motors		901		710		2		30		572		2,215		358		—
LG		392		469		1		—		95		957		—		—
Lotte		1,060		444		—		—		272		1,776		281		—
Hanwha		2,330		631		—		98		591		3,650		115		—
HD Hyundai		309		12		—		6		1,797		2,124		81		—
GS		29		244		—		7		98		378		25		—
Shinsegae		64		141		—		7		289		501		12		—
Hanjin		301		510		—		7		108		926		72		—

Total	￦	9,180	￦	6,645	￦	10	￦	228	￦	5,422	￦	21,485	￦	1,035	￦	—

(1)	The value of collateral is appraised based on future cash flow and observable market price.
(2)	Classification is based on the Financial Services Commission’s asset classification criteria.

Loan Concentration by Industry

The following table shows, as of December 31, 2025, the aggregate balance of our domestic and foreign corporate loans by industry concentration and as a percentage of our total corporate lending:

	Aggregate corporate loan balance		Percentage of total corporate loan balance
	(in billions of Won)
Industry
Manufacturing	￦	53,970	24.1%
Real estate activities		48,608	21.7
Financial and insurance activities		31,030	13.8
Retail and wholesale		24,000	10.7
Hotel, leisure or transportation		14,268	6.4
Construction		7,118	3.2
Other		45,282	20.2

Total	￦	224,276	100.0%

Maturity Analysis

The following table sets out, as of December 31, 2025, the scheduled maturities (time remaining until maturity) of our loan portfolio:

	1 year or less		Over 1 year but not more than 5 years		Over 5 years but not more than 15 years		Over 15 years		Total
	(in billions of Won)
Loans in local currency	￦	152,174	￦	72,924	￦	12,819	￦	84,678	￦	322,595
Loans in foreign currencies		12,400		11,603		5,422		2,951		32,376
Domestic banker’s usance		2,648		—		—		—		2,648
Credit card accounts		10,388		3,180		224		169		13,961
Bills bought in foreign currencies		4,396		—		—		—		4,396
Bills bought in local currency		83		—		—		—		83
Factoring receivables		1		5		—		—		6
Advances for customers on guarantees		12		—		—		—		12
Private placement bonds		88		216		341		15		660
Securitized loans		—		3,094		230		—		3,324
Call loans		2,364		66		—		—		2,430
Bonds purchased under resale agreements		14,496		102		—		—		14,598
Financial lease receivables		134		1,294		28		—		1,456
Installment financial bonds		63		1,555		424		—		2,042
Securities lending receivables		446		—		—		—		446
Others		—		—		—		2		2

Total loans	￦	199,693	￦	94,039	￦	19,488	￦	87,815	￦	401,035

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

Interest Rates

The following table shows, as of December 31, 2025, the total amount of our loans due after one year that have fixed interest rates and variable or adjustable interest rates:

	Fixed Rate(1)		Variable or Adjustable Rates(2)		Total
	(in billions of Won)
Loans in local currency	￦	59,572	￦	110,848	￦	170,420
Loans in foreign currencies		5,264		14,712		19,976
Domestic banker’s usance		—		—		—
Credit card accounts		3,572		—		3,572
Bills bought in foreign currencies		—		—		—
Bills bought in local currency		—		—		—
Factoring receivables		5		—		5
Advances for customers on guarantees		—		—		—
Private placement bonds		529		43		572
Securitized loans		2,478		848		3,326
Call loans		29		37		66
Bonds purchased under resale agreements		102		—		102
Financial lease receivables		1,322		—		1,322
Installment financial bonds		1,979		—		1,979
Securities lending receivables		—		—		—
Others		2		—		2

Total loans	￦	74,854	￦	126,488	￦	201,342

(1)	Fixed rate loans are loans for which the interest rate is fixed for the entire term.
(2)	Variable or adjustable rate loans are loans for which the interest rate is not fixed for the entire term.

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

In addition, if our allowance for credit losses is deemed insufficient for regulatory purposes, we compensate for the difference by recording a planned regulatory reserve for credit loss, which is segregated within our retained earnings. The level of planned regulatory reserve for credit loss required to be recorded is equal to the amount by which our allowance for credit losses under IFRS is less than the greater of (x) the amount of expected loss calculated using the internal ratings-based approach under Basel II and as approved by the Financial Supervisory Service and (y) the required amount of credit loss reserve calculated based on guidelines prescribed by the Financial Services Commission. In November 2023, the Financial Services Commission amended the Regulation on Supervision of Banking Business to allow the Financial Services Commission to ask banks to increase their reserves for credit losses if the banks’ existing allowances and reserves for credit losses are deemed insufficient to cover their expected future losses, taking into account a number of factors, including the banks’ existing allowances and reserves for credit losses, expected changes in delinquency rates or the level of distressed debt and general market conditions. The following table sets forth the Financial Services Commission’s guidelines applicable to our subsidiary Woori Bank for the minimum percentages of the outstanding principal amount of the relevant loans or balances that the credit loss reserve must cover:

Loan classifications	Corporate(1)	Consumer	Credit card receivables(2)	Credit card loans(3)
Normal	0.85% or above(4)	1% or above	1.1% or above	2.5% or above
Precautionary	7% or above	10% or above	40% or above	50% or above
Substandard	20% or above	20% or above	60% or above	65% or above
Doubtful	50% or above	55% or above	75% or above	75% or above
Estimated loss	100%	100%	100%	100%

(1)	Subject to certain exceptions pursuant to the Banking Industry Supervision Regulations of Korea.
(2)	Applicable for credit card receivables for general purchases of products or services.
(3)	Applicable for cash advances, card loans and revolving loan receivables.
(4)	“0.9% or above” in the case of normal credits comprising loans to certain industries including construction, retail and wholesale sales, accommodations, restaurants, real estate and lease.

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

	As of December 31, 2025
	Current			Past due by 1 month or less			Past due by 1-3 months			Past due by 3-6 months			Past due by more than 6 months			Total
	(in billions of Won, except percentages)
	Amount		%	Amount past due		%	Amount past due		%	Amount past due		%	Amount past due		%	Amount		%
Domestic
Corporate(1)
Commercial and industrial	￦	166,788	41.6%	￦	411	0.1%	￦	323	0.1%	￦	206	0.1%	￦	480	0.1%	￦	168,208	41.9%
Lease financing		1,830	0.5		13	0.0		6	0.0		4	0.0		7	0.0		1,860	0.5
Trade financing		7,348	1.8		8	0.0		2	0.0		—	—		3	0.0		7,361	1.8
Other commercial		20,721	5.2		8	0.0		6	0.0		5	0.0		2	0.0		20,742	5.2

Total corporate		196,687	49.0		440	0.1		337	0.1		215	0.1		492	0.1		198,171	49.4
Consumer
General purpose household		35,638	8.9		216	0.1		85	0.0		53	0.0		83	0.0		36,075	9.0
Mortgages		91,912	22.9		387	0.1		101	0.0		65	0.0		112	0.0		92,577	23.1
Home equity		27,031	6.7		123	0.0		35	0.0		16	0.0		19	0.0		27,224	6.8

Total consumer		154,581	38.5		726	0.2		221	0.1		134	0.0		214	0.1		155,876	38.9
Credit cards		13,570	3.4		172	0.0		100	0.0		93	0.0		26	0.0		13,961	3.5

Total domestic		364,838	91.0		1,338	0.3		658	0.2		442	0.1		732	0.2		368,008	91.8
Foreign
Corporate(2)
Commercial and industrial		19,048	4.7		32	0.0		70	0.0		70	0.0		2,360	0.6		21,580	5.4
Lease financing		60	0.0		2	0.0		—	—		1	0.0		2	0.0		65	0.0
Trade financing		380	0.1		—	—		—	—		—	—		99	0.0		479	0.1
Other commercial		3,981	1.0		—	—		—	—		—	—		—	—		3,981	1.0

Total corporate		23,469	5.9		34	0.0		70	0.0		71	0.0		2,461	0.6		26,105	6.5
Consumer		6,208	1.5		43	0.0		41	0.0		39	0.0		591	0.1		6,922	1.7

Total foreign		29,677	7.4		77	0.0		111	0.0		110	0.0		3,052	0.8		33,027	8.2

Total loans(3)	￦	394,515	98.4%	￦	1,415	0.4%	￦	769	0.2%	￦	552	0.1%	￦	3,784	0.9%	￦	401,035	100.0%

(1)	Including loans made to banks and the Korean government and government-owned agencies.
(2)	Including loans made to banks.
(3)	Not including due from banks and other receivables, and prior to deducting allowance for credit losses and present value discount or reflecting loan origination costs and fees.

	As of December 31, 2024
	Current			Past due by 1 month or less			Past due by 1-3 months			Past due by 3-6 months			Past due by more than 6 months			Total
	(in billions of Won, except percentages)
	Amount		%	Amount past due		%	Amount past due		%	Amount past due		%	Amount past due		%	Amount		%
Domestic
Corporate(1)
Commercial and industrial	￦	165,665	42.6%	￦	319	0.1%	￦	283	0.1%	￦	274	0.1%	￦	256	0.1%	￦	166,797	42.9%
Lease financing		1,908	0.5		11	0.0		4	0.0		3	0.0		4	0.0		1,930	0.5
Trade financing		6,402	1.6		3	0.0		2	0.0		1	0.0		—	—		6,408	1.6
Other commercial		17,381	4.5		9	0.0		6	0.0		3	0.0		1	0.0		17,400	4.5

Total corporate		191,356	49.3		342	0.1		295	0.1		281	0.1		261	0.1		192,535	49.6
Consumer
General purpose household		37,123	9.6		206	0.1		109	0.0		61	0.0		74	0.0		37,573	9.7
Mortgages		84,344	21.7		283	0.1		110	0.0		68	0.0		68	0.0		84,873	21.8
Home equity		26,400	6.8		89	0.0		40	0.0		16	0.0		11	0.0		26,556	6.8

Total consumer		147,867	38.1		578	0.1		259	0.1		145	0.0		153	0.0		149,002	38.4
Credit cards		12,144	3.1		165	0.0		99	0.0		79	0.0		2	0.0		12,489	3.2

Total domestic		351,367	90.4		1,085	0.3		653	0.2		505	0.1		416	0.1		354,026	91.1
Foreign
Corporate(2)
Commercial and industrial		23,162	6.0		6	0.0		34	0.0		26	0.0		196	0.1		23,424	6.0
Lease financing		32	0.0		4	0.0		2	0.0		1	0.0		1	0.0		40	0.0
Trade financing		1,295	0.3		—	—		—	—		—	—		3	0.0		1,298	0.3
Other commercial		2,612	0.7		—	—		—	—		—	—		—	—		2,612	0.7

Total corporate		27,101	7.0		10	0.0		36	0.0		27	0.0		200	0.1		27,374	7.0
Consumer		6,929	1.8		39	0.0		33	0.0		22	0.0		74	0.0		7,097	1.8

Total foreign		34,030	8.8		49	0.0		69	0.0		49	0.0		274	0.1		34,471	8.9

Total loans(3)	￦	385,397	99.2%	￦	1,134	0.3%	￦	722	0.2%	￦	554	0.1%	￦	690	0.2%	￦	388,497	100.0%

(1)	Including loans made to banks and the Korean government and government-owned agencies.
(2)	Including loans made to banks.
(3)	Not including due from banks and other receivables, and prior to deducting allowance for credit losses and present value discount or reflecting loan origination costs and fees.

Credit Exposures to Companies in Workout, Restructuring or Rehabilitation

Workout is a voluntary procedure through which we, together with the borrower and other creditors, seek to restore the borrower’s financial stability and viability. Previously, workouts were regulated under the Corporate Restructuring Promotion Act of Korea, which had become effective in October 2018 and expired as scheduled in October 2023.

In December 2023, the National Assembly passed a bill to extend the effective period of the Corporate Restructuring Promotion Act of Korea until 2026. Under the Corporate Restructuring Promotion Act of Korea, creditors of a financially troubled borrower may participate in a creditors’ committee, which is authorized to prohibit such creditors from exercising their rights against the borrower, commence workout procedures and approve or make revisions to a reorganization plan prepared by the lead creditor bank, the borrower and external experts. The composition of the creditors’ committee is determined at the initial meeting of the committee by the approval of creditors holding not less than 75% of the borrower’s total outstanding debt held by creditors who were notified of the initial meeting of the committee. Although creditors that are not financial institutions or hold less than 1% of the total outstanding debt of the borrower need not be notified of the initial meeting of the creditors’ committee, if such creditors wish to participate, they may not be excluded. Any decision of the creditors’ committee requires the approval of creditors holding not less than 75% of the total outstanding debt of the borrower. However, if a single creditor holds 75% or more of the borrower’s total outstanding debt held by the creditors comprising the creditors’ committee, any decision of the creditors’ committee requires the approval of not less than 40% of the total number of creditors (including such single creditor) comprising the committee. An additional approval of creditors holding not less than 75% of the secured debt is required with respect to the borrower’s debt restructuring. Once approved, any decision made by the creditors’ committee is binding on all creditors of the borrower, with the exception of those creditors that were excluded by a resolution of the committee at its initial meeting and those who exercised their right to request that their claims be purchased. Creditors that voted against commencement of workout, approval or revision of the reorganization plan, debt restructuring, granting of new credit, extension of the joint management process or other resolutions of the committee have the right to request the creditors that voted in favor of such matters to purchase their claims at a mutually agreed price within seven days from the resolution of the committee. In the event that the parties are not able to agree on the terms of purchase, a coordination committee consisting of experts would determine the terms. The creditors that oppose a decision made by the coordination committee may request a court to change such decision.

The Debtor Rehabilitation and Bankruptcy Act of Korea also provides for corporate rehabilitation proceedings, which are court-supervised procedures to rehabilitate an insolvent company. Under these procedures, a restructuring plan is adopted at a meeting of interested parties, including creditors of the company. That restructuring plan is subject to court approval.

A portion of our loans to and debt securities of corporate customers are currently in workout, restructuring or rehabilitation. As of December 31, 2025, ￦571 billion, or 0.11%, of our total loans and debt securities were in workout, restructuring or rehabilitation. This included ￦91 billion of loans to and debt securities of large corporate borrowers in workout, restructuring or rehabilitation and ￦249 billion of loans to and debt securities of small- and medium-sized enterprises in workout, restructuring or rehabilitation, which represented 0.02% and 0.05% of our total loans and debt securities, respectively. At Woori Bank, the Corporate Restructuring Department manages its workout, restructured and rehabilitated loans. Upon approval of a workout, restructuring or rehabilitation plan, a credit exposure is initially classified as precautionary or lower and thereafter cannot be classified higher than precautionary with limited exceptions. If a corporate borrower is in workout, restructuring or rehabilitation, we take the status of the borrower into account in assessing our loans to and collateral from that borrower for purposes of establishing our allowance for credit losses.

The following table shows, as of December 31, 2025, our 10 largest exposures that were in workout, restructuring or rehabilitation:

	Loans				Guarantees and Acceptances		Total Exposures		Collateral(1)		Amounts Classified as Substandard or Below(2)		Allowance for Credit Loss
Company	Won Currency		Foreign Currency
	(in billions of Won)
Goyang Samsong Logistics Center Secured Loan	￦	79	￦	—	￦	—	￦	79	￦	94	￦	—	￦	—
K-One No.17 REIT Co., Ltd.		70		—		—		70		84		—		—
HANGANG CINE POLICE CO.,LTD.		69		—		—		69		85		—		5
Taeyoung Engineering & Construction Co., Ltd.		60		—		—		60		—		60		5
Universe First Co., Ltd.		40		—		—		40		48		—		10
Incheon Oryu-dong Coupang Cold Storage Logistics Center Secured Loan		34		—		—		34		41		—		7
KC Cottrell Co., Ltd.		20		—		3		23		—		23		19
AEGIS ONE INC		17		—		—		17		—		—		—
Premier Motors Co., Ltd.		15		—		—		15		1		15		2
THE SOURCE OFFICE		—		12		—		12		23		—		1

Total	￦	404	￦	12	￦	3	￦	419	￦	376	￦	98	￦	49

(1)	The value of collateral is appraised based on future cash flow and observable market price.
(2)	Classification is based on the Financial Services Commission’s asset classification criteria.

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

	As of December 31,
	2024			2025
	(in billions of Won, except percentages)
Total non-performing loans	￦	2,075	(1)	￦	1,896	(2)
As a percentage of total loans		0.53%			0.47%

(1)	Excludes ￦257 billion of previously delinquent credit card balances restructured into loans that were classified as normal or precautionary.
(2)	Excludes ￦306 billion of previously delinquent credit card balances restructured into loans that were classified as normal or precautionary.

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

The following table sets forth, as of the dates indicated, our total non-performing loans by type of loan:

	As of December 31,
	2024			2025
	Amount		%	Amount		%
	(in billions of Won, except percentages)
Domestic
Corporate:
Commercial and industrial	￦	953	45.9%	￦	1,102	58.1%
Lease financing		17	0.8		23	1.2
Trade financing		12	0.6		76	4.0
Other commercial		214	10.3		80	4.2

Total corporate		1,196	57.6		1,281	67.6
Consumer:
General purpose household(1)		203	9.8		198	10.4
Mortgage		130	6.3		172	9.1

Total consumer		333	16.1		370	19.5
Credit cards		87	4.2		121	6.4

Total domestic		1,616	77.9		1,772	93.5
Foreign
Corporate:
Commercial and industrial		245	11.8		113	6.0
Lease financing		1	0.0		2	0.1
Trade financing		—	0.0		—	0.0
Other commercial		3	0.1		—	0.0

Total corporate		249	12.0		115	6.1
Consumer		210	10.1		9	0.5

Total foreign		459	22.1		124	6.5

Total non-performing loans	￦	2,075	100.0%	￦	1,896	100.0%

(1)	Includes home equity loans.

The following table presents an analysis of the changes in our non-performing loans for each of the years indicated:

	Year ended December 31,
	2024		2025
	(in billions of Won)
Balance at the beginning of the year	￦	1,252	￦	2,075
Additions to non-performing loans
Loans transferred into non-performing loans		3,071		2,638
Reductions in non-performing loans
Loans sold		(931)		(972)
Loans modified and returned to performing loans		(239)		(223)
Loans paid down or paid off		(223)		(344)
Loans charged-off		(855)		(1,268)
Other		—		(10)

Total net additions (reductions) to non-performing loans		823		(179)

Balance at the end of the year	￦	2,075	￦	1,896

Top 20 Non-Performing Loans. As of December 31, 2025, our 20 largest non-performing loans accounted for 31.1% of our total non-performing loan portfolio. The following table shows, as of that date, certain information regarding those loans:

	Gross principal outstanding		Allowance for credit losses		Collateral(1)		Industry
	(in billions of Won)
Borrower A	￦	75	￦	75	￦	—	Wholesale and retail trade
Borrower B		60		5		—	Construction
Borrower C		49		3		38	Wholesale and retail trade
Borrower D		43		14		42	Real estate activities
Borrower E		40		8		38	Other
Borrower F		30		30		—	Other
Borrower G		30		2		—	Other
Borrower H		29		16		14	Real estate activities
Borrower I		24		14		24	Other
Borrower J		23		23		0	Manufacturing
Borrower K		23		7		23	Construction
Borrower L		22		1		22	Other
Borrower M		21		18		21	Real estate activities
Borrower N		20		17		20	Construction
Borrower O		20		2		20	Other
Borrower P		19		19		—	Manufacturing
Borrower Q		17		15		17	Real estate activities
Borrower R		15		2		1	Other
Borrower S		15		16		15	Real estate activities
Borrower T		14		0		14	Other

Total	￦	589	￦	287	￦	309

(1)	The value of collateral is appraised based on future cash flow and observable market price.

Non-Performing Loans and Impaired Loans

The term “non-performing loan” is used for our asset quality management in accordance with the Banking Industry Supervision Regulations of Korea, whereas the term “impaired loan” is used for financial reporting purposes based on our internal accounting policies in accordance with IFRS 9.

Major differences between non-performing loans and impaired loans are as follows:

Item	Non-performing loans	Impaired loans

Relevant regulation or accounting principle	Banking Industry Supervision Regulations of Korea (loans classified as “substandard,” “doubtful” or “estimated loss”)	Our internal policy based on IFRS 9

Scope	Loans	Loans (not including due from banks and other financial assets) under IFRS 9

Purchased impaired loans	Not included	Included

Loans classified as “precautionary” based on the Financial Services Commission’s asset classification criteria	Not included	Loans classified as “precautionary,” for which the borrower has a capital deficit or its auditor’s opinion on its financial statements is modified or qualified, are included

The following table shows, as of the dates indicated, the amounts of impaired loans and non-performing loans:

	As of December 31,
	2024		2025
	(in billions of Won)
Impaired loans	￦	3,701	￦	4,103
Non-performing loans		2,075		1,896

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

Foreclosure and Collateral. We generally foreclose on mortgages or exercise our security interests in respect of other collateral if a collateralized obligation becomes overdue for more than three months. At that time, we will petition a court to foreclose on collateral and to sell that collateral through a court-supervised auction. Under Korean law, that petition must be filed with a court that has jurisdiction over the mortgaged property, and must be filed together with a copy of the mortgage agreement and an extract of the court registry regarding the subject property. The court will then issue an order to commence the foreclosure auction, which will be registered in the court registry of the subject property. If no bidder bids at least the minimum amount set by the court on the first auction date, the court will set another date for a subsequent auction approximately one month later. Each time a new auction date is set, the minimum auction price will be lowered by approximately 20% to 30%. The auction procedure outlined above, however, might not apply to companies currently undergoing restructuring, recovery proceedings, workout or other court proceedings where there may be restrictions on auction procedures. Unlike laws relating to foreclosure in the United States, Korean law does not provide for non-judicial foreclosure. During 2023, 2024 and 2025, we held collateral with respect to loan balances overdue for more than three months representing approximately 0.4%, 0.9% and 0.3%, respectively, of our interest-bearing loan balances in each of those periods.

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

Sales of Non-Performing Loans

The overall asset quality of our loan portfolio is affected by sales of non-performing loans. These sales have been made primarily to third parties. The following table sets forth information regarding our sales of loans for the periods indicated:

	Year Ended December 31,
	2023						2024						2025
Purchaser	Net Carrying Amount(1)		Sale Price		Gain (Loss)		Net Carrying Amount(1)		Sale Price		Gain (Loss)		Net Carrying Amount(1)		Sale Price		Gain (Loss)
	(in billions of Won)
KAMCO	￦	36	￦	53	￦	17	￦	42	￦	76	￦	34	￦	102	￦	149	￦	47
Structured companies		496		569		73		499		576		75		483		479		(4)
UAMCO(2)		124		143		19		231		272		41		308		285		(23)
Others		63		160		97		159		261		102		79		161		82

Total	￦	719	￦	925	￦	206	￦	931	￦	1,185	￦	252	￦	972	￦	1,074	￦	102

(1)	Net carrying amount represents the net value of non-performing loans after deduction of allowance for credit losses on such basis.
(2)	Woori Bank currently holds a 14% equity interest in UAMCO.

Allocation and Analysis of Allowances for Credit Losses

The following table presents, as of the dates indicated, the allocation of our allowances for credit losses by loan type:

	As of December 31,
	2024			2025
	(in billions of Won, except percentages)
Domestic
Corporate:
Commercial and industrial	￦	1,824	54.3%	￦	1,602	49.3%
Lease financing		16	0.5		19	0.6
Trade financing		50	1.5		108	3.3
Other commercial		157	4.7		106	3.3

Total corporate		2,047	61.0		1,835	56.5
Consumer:
General purpose household(1)		510	15.2		487	15.0
Mortgage		46	1.4		52	1.6

Total consumer		556	16.6		539	16.6
Credit cards		397	11.8		432	13.3

Total domestic		3,000	89.4		2,806	86.4
Foreign
Corporate:
Commercial and industrial		235	7.0		280	8.5
Lease financing		1	0.0		2	0.1
Trade financing		5	0.1		2	0.1
Other commercial		16	0.5		17	0.5

Total corporate		257	7.6		301	9.2
Consumer		101	3.0		138	4.3

Total foreign		358	10.6		439	13.5

Total allowance for credit losses(2)	￦	3,358	100.0%	￦	3,245	100.0%

(1)	Includes home equity loans.
(2)	Not including due from banks and other financial assets.

The following table presents an analysis of the changes in our allowances for credit losses for each of the years indicated:

	Year ended December 31,
	2023		2024		2025
	(in billions of Won)
Balance at the beginning of the year(1)	￦	2,334	￦	2,975	￦	3,358
Bad debt expenses for the period		1,813		1,676		1,947
Changes due to business combination		1		—		98
Increase on repurchases of non-performing loans		—		—		—
Gross charge-offs:
Domestic:
Corporate:
Commercial and industrial		(299)		(290)		(622)
Lease financing		(3)		(4)		(8)
Trade financing		(13)		(7)		(9)
Other commercial		(10)		(3)		(177)

Total corporate		(325)		(304)		(816)
Consumer:
General purpose household(1)		(272)		(228)		(221)
Mortgage		—		—		—

Total consumer		(272)		(228)		(221)
Credit cards		(306)		(290)		(386)
Total domestic		(903)		(822)		(1,423)
Foreign		(3)		(60)		(139)

Total gross charge-offs		(906)		(882)		(1,562)
Recoveries:
Domestic:
Corporate:
Commercial and industrial		27		28		41
Lease financing		—		—		2
Trade financing		1		1		2
Other commercial		1		8		4

Total corporate		29		37		49
Consumer:
General purpose household(1)		36		30		22
Mortgage		29		31		20

Total consumer		65		61		42
Credit cards		34		24		27

Total domestic		128		122		118
Foreign:		15		—		—

Total recoveries		143		122		118

Net charge-offs		(763)		(760)		(1,444)
Disposal		(329)		(476)		(478)
Foreign exchange translation effects		2		21		(6)
Others(2)		(83)		(78)		(230)

Balance at the end of the year	￦	2,975	￦	3,358	￦	3,245

Ratio of net charge-offs during the period to average loans outstanding during the period		0.3%		0.2%		0.4%

(1)	Includes home equity loans.
(2)	Includes unwinding of discount.

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

Procedure for Charge-off Approval. In order to charge off corporate loans, in the case of Woori Bank, applications for charge-offs of delinquent corporate loans with low chances of recoverability are reviewed by the Credit Management and Collection Headquarters promptly and, in any event, within one month after such loans have been classified as estimated loss. Once the department evaluates and approves the application, Woori Bank must seek an approval from the Financial Supervisory Service for its charge-offs, which is typically granted. At the same time, Woori Bank refers the approval of the charge-off by the Credit Management and Collection Headquarters to its Audit Committee for review to ensure compliance with its internal procedures for charge-offs. Once Woori Bank receives approval from the Financial Supervisory Service, Woori Bank must also obtain approval from its senior management to charge off those loans.

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

In 2002, the Financial Services Commission established the Credit Counseling and Recovery Service based upon an agreement among approximately 160 financial institutions in Korea. Upon application to the Credit Counseling and Recovery Service and approval by creditor financial institutions representing a majority of the outstanding unsecured and secured debt, a qualified “individual debtor” with outstanding debts in an aggregate amount not exceeding ￦1.5 billion (of which secured debt may not exceed ￦1.0 billion and unsecured debt may not exceed ￦0.5 billion) may participate in an individual workout program designed to restructure such person’s debt and rehabilitate such person’s credit. The aggregate amount of loans of Woori Bank which became subject to such individual workout programs in 2025 was ￦86 billion. In 2025, Woori Bank recovered approximately ￦21 billion with respect to its loans subject to such individual workout programs.

Under the Korean Debtor Recovery and Bankruptcy Law, a qualified individual debtor with outstanding debts in an aggregate amount not exceeding threshold amounts of ￦1 billion of unsecured debt and/or ￦1.5 billion of secured debt may restructure his or her debts through a court-supervised debt restructuring that is binding on creditors. The aggregate amount of loans of Woori Bank which became subject to such court-supervised debt restructuring in 2025 was ￦168 billion. In 2025, Woori Bank recovered ￦12 billion with respect to its loans subject to such court-supervised debt restructuring.

In September 2008, to support consumer borrowers with low credit scores, the Financial Services Commission established the Credit Rehabilitation Fund to purchase from creditors the loans of such borrowers that are in default and to provide guarantees so that such loans may be refinanced at lower rates. The Credit Rehabilitation Fund provides support to individuals with low credit scores who are in default on loans not exceeding ￦50 million in principal amount in the aggregate (which requirement will be waived for individuals who are “basic living welfare recipients”) for a period of three months or more.

In March 2009, the Financial Services Commission requested Korean banks, including Woori Bank, to establish a “pre-workout program,” including a credit counseling and recovery service, for retail borrowers with outstanding short-term debt in default. For example, under a pre-workout program for retail borrowers with outstanding short-term debt in default, maturity extensions and/or interest reductions are provided to certain eligible retail borrowers with total loans of ￦1.5 billion or less (consisting of no more than ￦500 million of unsecured loans and ￦1 billion of secured loans). This pre-workout program may be available for a retail borrower if (a) the delinquency period of such borrower is between 31 days and 89 days or (b) the delinquency period of such borrower is between one day and 30 days, the cumulative delinquency period during the year immediately preceding the application date was 30 days or more and the borrower has an annual income of ￦40 million or less. The aggregate amount of consumer credit Woori Bank provided which became subject to the pre-workout program in 2025 was ￦86 billion. See “Item 3.D. Risk Factors—Risks relating to our consumer credit portfolio—We may experience increases in delinquencies in our consumer loan and credit card portfolios.”

Net Charge-Offs. The following table presents information regarding our ratios of net charge-offs to average loans outstanding for each of the years indicated:

	Year ended December 31,
	2023					2024					2025
	Average loans		Net charge-offs		Net charge- offs/Average loans	Average loans		Net charge-offs		Net charge- offs/Average loans	Average loans		Net charge-offs		Net charge- offs/Average loans
	(in billions of Won)
Loans in local currency	￦	285,805	￦	480	0.17%	￦	310,090	￦	431	0.14%	￦	318,337	￦	931	0.29%
Loans in foreign currencies		28,289		(12)	(0.04)		31,396		51	0.16		32,459		134	0.41
Domestic banker’s usance		3,030		—	—		2,978		—	—		2,719		—	—
Credit card accounts		11,226		272	2.42		12,236		266	2.17		12,680		359	2.83
Bills bought in foreign currencies		4,718		—	—		4,764		—	—		3,379		—	—
Bills bought in local currency		29		—	—		267		—	—		93		—	—
Factoring receivables		22		—	—		8		1	12.50		6		—	—
Advances for customers on guarantees		22		10	45.45		17		5	29.41		21		6	28.57
Private placement bonds		543		5	0.92		563		(5)	(0.89)		518		—	—
Securitized loans		3,048		—	—		3,503		—	—		3,288		—	—
Call loans		3,794		—	—		4,271		—	—		5,465		—	—
Bonds purchased under resale agreements		1,537		—	—		2,573		—	—		6,122		—	—
Financial lease receivables		1,417		1	0.07		1,246		5	0.40		1,028		—	—
Installment financial bonds		2,693		7	0.26		2,669		7	0.26		2,489		13	0.52
Securities lending receivables		—		—	—		—		—	—		150		—	—
Others		—		—	—		—		—	—		1		—	—

Total net charge-offs	￦	346,173	￦	763	0.22%	￦	376,581	￦	761	0.20%	￦	388,755	￦	1,443	0.37%

Securities Investment Portfolio

Investment Policy

We invest in and trade Won-denominated securities and, to a lesser extent, foreign currency-denominated securities for our own account to:

•	maintain asset stability and diversification;

•	maintain adequate sources of back-up liquidity to match funding requirements; and

•	supplement income from core lending activities.

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

Our securities investments are subject to various regulations, including limitations prescribed under the Financial Holding Company Act of Korea and the Bank Act of Korea. Under these regulations, a financial holding company may not own (i) more than 5% of the total issued and outstanding shares of another finance-related company, (ii) any shares of its affiliates, other than its direct or indirect subsidiaries, or (iii) any shares of a non-finance-related company. In addition, a bank must limit its investments in equity securities and other securities with maturities in excess of three years (other than monetary stabilization bonds issued by the Bank of

Korea and Korean government bonds) to 100% of the sum of its total Tier I and Tier II capital amount (less any capital deductions). A bank is also generally prohibited from acquiring more than 15% of the shares with voting rights issued by any other corporation, subject to certain exceptions. Pursuant to the Bank Act of Korea, a bank and its trust accounts are prohibited from acquiring the shares of a major shareholder (for the definition of “major shareholder,” see “—Supervision and Regulation—Principal Regulations Applicable to Banks—Financial Exposure to Any Individual Customer or Major Shareholder”) of that bank in excess of an amount equal to 1% of the sum of the bank’s Tier I and Tier II capital (less any capital deductions). Further information on the regulatory environment governing our investment activities is set out in “—Supervision and Regulation—Principal Regulations Applicable to Financial Holding Companies—Liquidity,” “—Supervision and Regulation—Principal Regulations Applicable to Financial Holding Companies—Restrictions on Shareholdings in Other Companies,” “—Supervision and Regulation—Principal Regulations Applicable to Banks—Liquidity” and “—Supervision and Regulation—Principal Regulations Applicable to Banks—Restrictions on Shareholdings in Other Companies.”

Our investments in foreign currencies are subject to certain limits and restrictions specified in our internal guidelines relating to country exposure, a single issuer and type of security exposure, and total investments by individual business groups.

Maturity Analysis

The following table categorizes our debt securities by maturity and weighted average yield as of December 31, 2025:

	As of December 31, 2025
	Within 1 year			Over 1 but Within 5 years			Over 5 but Within 10 years			Over 10 years			Total
	(in billions of Won, except percentages)
	Amount		Weighted Average Yield(1)	Amount		Weighted Average Yield(1)	Amount		Weighted Average Yield(1)	Amount		Weighted Average Yield(1)	Amount		Weighted Average Yield(1)
Financial assets at fair value through other comprehensive income:
Korean treasury and government agencies	￦	938	1.95%	￦	9,170	2.87%	￦	2,286	3.18%	￦	7,978	2.31%	￦	20,372	2.64%
Financial institutions		20,798	2.89		11,006	3.02		838	4.16		289	4.50		32,931	2.98
Corporate		1,800	3.17		3,932	3.33		1,842	3.43		2,534	3.52		10,108	3.37
Bonds denominated in foreign currencies		2,238	2.08		4,311	3.17		439	3.57		5,987	0.18		12,975	1.62
Securities loaned		1,851	1.67		461	2.55		804	3.20		2,559	2.63		5,675	2.39

Total	￦	27,625	2.73%	￦	28,880	3.03%	￦	6,209	3.41%	￦	19,347	1.89%	￦	82,061	2.69%

Financial assets at amortized cost:
Korean treasury and government agencies	￦	4,153	1.32%	￦	5,540	2.20%	￦	—	—%	￦	—	—%	￦	9,693	1.83%
Financial institutions		540	3.24		2,810	2.92		—	—		—	—		3,350	2.97
Corporate		964	2.16		2,555	3.12		968	3.13		98	2.80		4,585	2.91
Bonds denominated in foreign currencies		492	0.94		536	2.82		13	3.92		38	4.83		1,079	2.04

Total	￦	6,149	1.59%	￦	11,441	2.61%	￦	981	3.14%	￦	136	3.36%	￦	18,707	2.31%

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

Customer deposits are our principal funding source. Customer deposits accounted for 80.5% of our total funding as of December 31, 2024 and 78.8% of our total funding as of December 31, 2025.

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

As of December 31, 2025, 83.9% of our total funding was denominated in Won.

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

	For the year ended December 31,
	2023			2024			2025
	Average Balance(1)		Average Cost	Average Balance(1)		Average Cost	Average Balance(1)		Average Cost
	(in billions of Won, except percentages)
Demand deposits	￦	8,912	0.71%	￦	7,842	0.74%	￦	7,637	0.69%
Time deposits and savings deposits(2)		262,646	2.53		286,238	2.53		291,458	2.08
Certificates of deposit		11,773	3.86		11,910	3.77		10,139	3.05
Other deposits(3)		49,409	3.18		53,286	3.47		55,770	2.92

Average total deposits	￦	332,740	2.63%	￦	359,276	2.67%	￦	365,004	2.21%

(1)	Average balances are based on daily balances for Woori Bank and on quarterly balances for all of our other subsidiaries and our structured companies.
(2)	Savings deposits are deposits that allow the customers to deposit and withdraw funds at any time and accrue interest at a fixed rate set by us depending upon the period and amount of deposit.
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

For a description of our retail deposit products, see “—Business—Consumer Banking—Deposit-Taking Activities.”

The Depositor Protection Act of Korea provides insurance for certain deposits of banks in Korea through a deposit insurance system. See “—Supervision and Regulation—Principal Regulations Applicable to Banks—Deposit Insurance System.” The KDIC insures a maximum of ￦100 million per individual for deposits and interest in a single financial institution, regardless of when the deposits were made or the size of the deposits, following an amendment to the Depositor Protection Act of Korea in January 2025, which became effective in

September 2025. In addition to the insured deposits applicable in Korea, the insured status for deposits in our foreign subsidiaries are determined based on the individual insurance limits enacted within local regulations, and are thus subject to differing national deposit insurance regimes. Our total uninsured deposits across all jurisdictions amounted to ￦300,647 billion as of December 31, 2024 and ￦264,397 billion as of December 31, 2025.

Uninsured Time Deposits

Our uninsured time deposits refer to our uninsured deposits that have a fixed maturity, including time deposits and installment savings deposits. The following table presents, as of December 31, 2025, the remaining maturities of our uninsured time deposits:

	As of December 31, 2025
	(in billions of Won)
Maturing within three months	￦	64,071
After three but within six months		31,720
After six but within 12 months		47,965
After 12 months		11,983

Total	￦	155,739

Supervision and Regulation

Principal Regulations Applicable to Financial Holding Companies

General

The Financial Holding Company Act of Korea, last amended in September 2023, regulates Korean financial holding companies and their subsidiaries. The entities that regulate and supervise Korean financial holding companies and their subsidiaries are the Financial Services Commission and the Financial Supervisory Service.

The Financial Services Commission exerts direct control over financial holding companies pursuant to the Financial Holding Company Act of Korea. Among other things, the Financial Services Commission approves the establishment of financial holding companies, issues regulations on the capital adequacy of financial holding companies and their subsidiaries, and drafts regulations relating to the supervision of financial holding companies.

Following the instructions and directives of the Financial Services Commission, the Financial Supervisory Service supervises and examines financial holding companies and their subsidiaries. In particular, the Financial Supervisory Service sets requirements relating to Korean financial holding companies’ liquidity and capital adequacy ratios and establishes reporting requirements within the authority delegated under the Financial Services Commission regulations. Financial holding companies must submit quarterly reports to the Financial Supervisory Service discussing business performance, financial status and other matters identified in the Enforcement Decree of the Financial Holding Company Act of Korea.

Under the Financial Holding Company Act of Korea, a financial holding company is a company which primarily engages in controlling its subsidiaries by holding equity stakes in them equal in aggregate to at least 50% of the financial holding company’s aggregate assets based on its balance sheet as of the end of the immediately preceding fiscal year. A company is required to obtain approval from the Financial Services Commission to become a financial holding company.

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

The Financial Holding Company Act of Korea requires every financial holding company (other than a financial holding company that is controlled by another financial holding company) and its subsidiaries to obtain prior approval from the Financial Services Commission before acquiring control of another company or to file a report with the Financial Services Commission within 30 days thereafter in certain cases (including acquiring control of another company whose assets are less than ￦100 billion as of the end of the immediately preceding fiscal year). In addition, the Financial Services Commission must grant permission to liquidate or to merge with any other company before the liquidation or merger. A financial holding company must report to the Financial Services Commission when certain events, including the following, occur:

•	when the largest shareholder changes;

•	in the case of a bank holding company, when a major investor changes;

•

when the shareholding of the controlling shareholder (i.e., the “largest shareholder” or a “principal shareholder,” each as defined in the Financial Holding Company Act of Korea) or a person who has a “special relationship” with such controlling shareholder (as defined in the Enforcement Decree of the Financial Holding Company Act of Korea) changes by 1% or more of the total issued and outstanding voting shares of the financial holding company;

•	when it changes its corporate name;

•	when there is a cause for its dissolution;

•	when it or its subsidiaries cease to control any of their respective direct or indirect subsidiaries by disposing of their shares of such direct or indirect subsidiary; and

•	in other cases prescribed by the Enforcement Decree of the Financial Holding Company Act of Korea, where the soundness of management of a financial holding company may be undermined.

Capital Adequacy

The Financial Holding Company Act of Korea does not provide for a minimum paid-in capital requirement related to financial holding companies. However, all financial holding companies are required to maintain a specified level of solvency. In addition, with respect to the allocation of net profit earned in a fiscal term, a financial holding company must set aside in its legal reserve an amount equal to at least 10% of its net income after tax each time it pays dividends on its net profits earned until its legal reserve reaches at least the aggregate amount of its paid-in capital.

A bank holding company, which is a financial holding company controlling banks or other financial institutions conducting banking business as prescribed in the Financial Holding Company Act of Korea, is required to maintain a total minimum consolidated capital adequacy ratio of 12.5% (including applicable additional capital buffers and requirements as described below), including a counter-cyclical capital buffer of 1.0% (which was added in May 2024) and an additional capital requirement of 1.0% for domestic systemically important bank holding companies. “Consolidated capital adequacy ratio” is defined as the ratio of equity capital as a percentage of risk-weighted assets on a consolidated basis, determined in accordance with the Financial Services Commission requirements that have been formulated based on Bank of International Settlements, or BIS, standards. “Equity capital,” as applicable to bank holding companies, is defined as the sum of common equity Tier I capital, additional Tier I capital and Tier II capital less any deductible items, each as defined under the Regulation on the Supervision of Financial Holding Companies. “Risk-weighted assets” is defined as the sum of credit risk-weighted assets, market risk-weighted assets and operational risk-weighted assets.

Pursuant to regulations promulgated by the Financial Services Commission commencing in 2013 to implement Basel III, Korean bank holding companies were required to maintain a minimum ratio of common equity Tier I capital to risk-weighted assets of 3.5% and Tier I capital to risk-weighted assets of 4.5% from December 1, 2013, which minimum ratios were increased to 4.0% and 5.5%, respectively, from January 1, 2014 and increased further to 4.5% and 6.0%, respectively, from January 1, 2015. Such requirements are in addition to the pre-existing requirement for a minimum ratio of Tier I and Tier II capital (less any capital deductions) to risk-weighted assets of 8.0%, which remains unchanged. The amended regulations also require an additional capital conservation buffer of 2.5% from January 2019, as well as a potential counter-cyclical capital buffer of up to 2.5%, which is determined on a quarterly basis by the Financial Services Commission and is set at 1.0% as of the date of this annual report. Furthermore, bank holding companies designated as domestic systemically important banks for 2025 by the Financial Services Commission are subject to an additional capital requirement of 1.0%. The Financial Services Commission is currently considering introducing an additional stress buffer capital requirement of up to 2.5%, although it has since indicated that it may delay the introduction of such measures.

Liquidity

All financial holding companies are required to match the maturities of their assets and liabilities on a non-consolidated basis in accordance with the Financial Holding Company Act of Korea in order to ensure liquidity. Financial holding companies must:

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

Financial Exposure to Any Individual Customer and Major Investor

Subject to certain exceptions, the aggregate credit (as defined in the Financial Holding Company Act of Korea, the Bank Act of Korea, the Financial Investment Services and Capital Markets Act of Korea, the Insurance Business Act of Korea, the Mutual Savings Bank Act of Korea and the Specialized Credit Financial Business Act of Korea, respectively) of a financial holding company and its direct and indirect subsidiaries that are banks, merchant banks, financial investment companies, insurance companies, savings banks or specialized credit financial business companies (which we refer to as “Financial Holding Company Total Credit”) to a single group of companies that belong to the same conglomerate as defined in the Monopoly Regulations and Fair Trade Act of Korea will not be permitted to exceed 25% of net aggregate equity capital (as defined below).

“Net aggregate equity capital” is defined under the Enforcement Decree of the Financial Holding Company Act of Korea as the sum of:

(1)	in case of a financial holding company, the capital amount as defined in Article 24-3(7), Subparagraph 2 of the Enforcement Decree of the Financial Holding Company Act of Korea;

(2)	in case of a bank, the capital amount as defined in Article 2(1), Subparagraph 5 of the Bank Act of Korea;

(3)	in case of a merchant bank, the capital amount as defined in Article 342(1) of the Financial Investment Services and Capital Markets Act of Korea;

(4)	in case of a financial investment company, the capital amount as defined in Article 37(3) of the Enforcement Decree of the Financial Investment Services and Capital Markets Act of Korea;

(5)	in case of an insurance company, the capital amount as defined in Article 2, Subparagraph 15 of the Insurance Business Act of Korea;

(6)	in case of a savings bank, the capital amount as defined in Article 2, Subparagraph 4 of the Mutual Savings Bank Act of Korea; and

(7)	in case of a specialized credit financial business company, the capital amount as defined in Article 2, Subparagraph19 of the Specialized Credit Financial Business Act of Korea;

less the sum of:

(1)	the amount of shares of direct and indirect subsidiaries held by the financial holding company;

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

The Financial Holding Company Total Credit to a single individual or judicial person may not exceed 20% of the net aggregate equity capital. In addition, the Financial Holding Company Total Credit to a shareholder holding (together with the persons who have a “special relationship” with the shareholder, as defined in the Enforcement Decree of the Financial Holding Company Act of Korea) in aggregate more than 10% of the total issued and outstanding voting shares of a financial holding company generally may not exceed the lesser of (x) 25% of the net aggregate equity capital and (y) the amount of the equity capital of the financial holding company multiplied by the shareholding ratio of the shareholder (together with the persons who have a special relationship with the shareholder).

Further, the total sum of credits (as defined in the Financial Holding Company Act of Korea, the Bank Act of Korea, the Financial Investment Services and Capital Markets Act of Korea, the Insurance Business Act of Korea, the Mutual Savings Bank Act of Korea and the Specialized Credit Financial Business Act of Korea, respectively) of a bank holding company and its direct and indirect subsidiaries that are banks, merchant banks, financial investment companies, insurance companies, savings banks or specialized credit financial business companies as applicable (which we refer to as “Bank Holding Company Total Credit”) extended to a “major investor” (as defined below) (together with the persons who have a special relationship with that major investor) will not be permitted to exceed the lesser of (x) 25% of the net aggregate equity capital and (y) the amount of the equity capital of the bank holding company multiplied by the shareholding ratio of the major investor, except for certain cases.

“Major investor” is defined as:

•

a shareholder holding (together with persons who have a special relationship with that shareholder) in excess of 10% (or in the case of a bank holding company controlling regional banks only, 15%) in the aggregate of the bank holding company’s total issued and outstanding voting shares; or

•

a shareholder holding (together with persons who have a special relationship with that shareholder) more than 4% in the aggregate of the total issued and outstanding voting shares of the bank holding company controlling nationwide banks, where the shareholder is the largest shareholder or has actual control over the major business affairs of the bank holding company through, for example, appointment and dismissal of the officers pursuant to the Enforcement Decree of the Financial Holding Company Act of Korea.

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

(2)

for obligations of municipal governments under the Local Autonomy Act of Korea, local public enterprise under the Local Public Enterprises Act of Korea and investment institutions and other quasi-investment institutions under the Basic Act on the Management of Government-Invested Institution of Korea or for obligations guaranteed by, or secured by the securities issued or guaranteed by, the aforementioned entities pursuant to the relevant regulations, 110% of the credit extended; and

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

Subject to certain exceptions, a direct or indirect subsidiary of a financial holding company is also prohibited from owning the shares of the financial holding company controlling that direct or indirect subsidiary. The transfer of certain assets classified as precautionary or below between a financial holding company and its direct or indirect subsidiary or between the direct and indirect subsidiaries of a financial holding company is prohibited except for:

(1)	transfers to a special purpose company, or entrustment with a trust company, for an asset-backed securitization transaction under the Asset-Backed Securitization Act of Korea;

(2)	transfers or in-kind contributions to a corporate restructuring vehicle under the Corporate Restructuring Investment Companies Act of Korea; and

(3)	transfers to a corporate restructuring company under the Industry Promotion Act of Korea.

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

(3)

any sanctions levied on the financial holding company and its direct and indirect subsidiaries under the Financial Holding Company Act of Korea or any corrective measures or sanctions under the Act on the Structural Improvement of the Financial Industry of Korea; and

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

•

certain financial institutions whose business is related to the business of the direct subsidiary as described by the Enforcement Decree of the Financial Holding Company Act of Korea (for example, a bank subsidiary may control only credit information companies, debt collection companies, credit card companies and financial investment companies with a dealing, brokerage, collective investment, investment advice, discretionary investment management and/or trust license);

•	certain financial institutions whose business is related to the financial business as prescribed by the regulations of the Ministry of Economy and Finance; and

•

certain companies which are not financial institutions but whose business is related to the financial business of the financial holding company as prescribed by the Enforcement Decree of the Financial Holding Company Act of Korea (for example, a finance-related research company or a finance-related information technology company).

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

Restrictions on Ownership of a Financial Holding Company

Under the Financial Holding Company Act of Korea, a financial institution generally may not control a financial holding company. In addition, any single shareholder and persons who have a special relationship with that shareholder may acquire beneficial ownership of up to 10% of the total issued and outstanding shares with voting rights of a bank holding company that controls nationwide banks or 15% of the total issued and outstanding shares with voting rights of a bank holding company that controls only regional banks, subject to certain exceptions. Among others, the Korean government and the Korea Deposit Insurance Corporation are not subject to this limit. “Non-financial business group companies” (as defined below), however, may not acquire the beneficial ownership of shares of a bank holding company controlling nationwide banks in excess of 4% of that bank holding company’s outstanding voting shares unless they obtain the approval of the Financial Services Commission and agree not to exercise voting rights in respect of shares in excess of the 4% limit, in which case they may acquire beneficial ownership of up to 10%. Any other person (whether a Korean national or a foreign investor) may acquire no more than 10% of total voting shares issued and outstanding of a bank holding company controlling nationwide banks unless they obtain approval from the Financial Services Commission in each instance where the total holding will exceed 10% (or 15% in the case of a bank holding company controlling only regional banks), 25% or 33% of the total voting shares issued and outstanding of that bank holding company controlling nationwide banks.

Furthermore, in the case where a person (including Korean and foreign investors, but excluding certain persons prescribed under the Enforcement Decree of the Financial Holding Company Act of Korea) (i) acquires in excess of 4% of the total issued and outstanding voting shares of any bank holding company (other than a bank holding company controlling only regional banks), (ii) becomes the largest shareholder of such bank holding company in which such person has acquired in excess of 4% of the total issued and outstanding voting shares, (iii) changes its shareholding in such bank holding company, in which it has acquired in excess of 4% of the total issued and outstanding voting shares, by 1% or more of the total issued and outstanding voting shares of such bank holding company or (iv) is a private equity fund or an investment purpose company holding in excess of 4% of the total outstanding voting shares of a bank holding company and changes its members or shareholders, such person must file a report on such change with the Financial Services Commission (x) in case of (i) and (iii), by the last day of the month following the month in which such change occurred, or (y) in case of (ii) and (iv), within ten days after the end of the month in which such change occurred.

“Non-financial business group companies” as defined under the Financial Holding Company Act of Korea include:

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

Sharing of Customer Information among Financial Holding Company and its Subsidiaries

Under the Act on Use and Protection of Credit Information of Korea, any individual customer’s credit information must be disclosed or otherwise used by financial institutions only to determine, establish or maintain existing commercial transactions with them and only after obtaining written consent to use that information. In addition, under the Act on Real Name Financial Transactions and Confidentiality of Korea, an individual working at a financial institution may not provide or reveal information or data concerning the contents of financial transactions to other persons unless such individual receives a request or consent in writing from the holder of a title deed, except under certain exceptions stipulated in the Act. Under the Financial Holding Company Act of Korea, a financial holding company and its direct and indirect subsidiaries, however, may share certain credit information of individual customers among themselves for internal management purposes outlined in the Enforcement Decree of the Financial Holding Company Act of Korea (such as credit risk management, internal control and customer analysis), without the customers’ written consent, subject to the methods and procedures for provision of such information set forth therein. A subsidiary financial investment company with a dealing and/or brokerage license of a financial holding company may provide that financial holding company and its other direct and indirect subsidiaries information relating to the aggregate amount of cash or securities that a customer of the financial investment company with a dealing and/or brokerage license has deposited, for internal management purposes outlined in the Enforcement Decree of the Financial Holding Company Act of Korea, subject to the methods and procedures for provision of such information set forth therein. Recent amendments to the Financial Holding Company Act of Korea, which became effective in November 2014, limit the scope of credit information that may be shared without the customers’ prior consent and require certain procedures for provision of customer information as prescribed by the Financial Services Commission. Beginning in May 2015, notice must be given to customers at least once a year regarding (i) the provider of customer information, (ii) the recipient of customer information, (iii) the purpose of providing the information and (iv) the categories of the information provided.

Principal Regulations Applicable to Banks

The banking system in Korea is governed by the Bank Act of Korea and the Bank of Korea Act of 1950, as amended. In addition, Korean banks are subject to the regulations and supervision of the Bank of Korea, the Monetary Policy Board of the Bank of Korea, the Financial Services Commission and its executive body, the Financial Supervisory Service.

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

The Financial Services Commission (formerly known as the Financial Supervisory Commission), established in April 1998, regulates commercial banks pursuant to the Bank Act of Korea, including establishing guidelines on capital adequacy of commercial banks, and promulgates regulations relating to supervision of banks. Furthermore, the Financial Services Commission regulates market entry into the banking business.

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

Under the Bank Act of Korea, approval to commence a banking business must be obtained from the Financial Services Commission. Commercial banking business is defined as the lending of funds acquired predominantly from the acceptance of demand deposits for a period not exceeding one year or subject to the limitation established by the Financial Services Commission, for a period between one year and three years. Long-term financing business is defined as the lending, for periods in excess of one year, of funds acquired predominantly from paid-in capital, reserves or other retained earnings, the acceptance of time deposits with maturities of at least one year, or the issuance of debentures or other bonds. A bank wishing to enter into any business other than banking businesses, such as a trust business, must file a report to the Financial Services Commission. For businesses that are subject to license or approval requirements under applicable laws, such as an approval to commence a trust business under the Financial Investment Services and Capital Markets Act of Korea, such report must be filed concurrently with a relevant license or approval application to the Financial Services Commission. In addition, approval to merge with any other banking institution, to liquidate, spin off, or close a banking business or to transfer all or a part of a business must be obtained from the Financial Services Commission.

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

Capital Adequacy

The Bank Act of Korea requires nationwide banks, such as us, to maintain a minimum paid-in capital of ￦100 billion and regional banks to maintain a minimum paid-in capital of ￦25 billion. All banks, including foreign bank branches in Korea, are also required to maintain a prescribed solvency position. A bank must also set aside in its legal reserve an amount equal to at least 10% of the net income after tax each time it pays dividends on net profits earned until its legal reserve reaches at least the aggregate amount of its paid-in capital.

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

All banks must meet minimum ratios of Tier I and Tier II capital (less any capital deductions) to risk-weighted assets, determined in accordance with Financial Services Commission requirements that have been formulated based on BIS standards. These requirements were adopted and became effective in 1996, and were amended effective January 1, 2008 upon the implementation by the Financial Supervisory Service of Basel II. Under such requirements, all domestic banks and foreign bank branches are required to meet a minimum ratio of Tier I and Tier II capital (less any capital deductions) to risk-weighted assets of 8.0%. Commencing in July 2013, the Financial Services Commission promulgated a series of amended regulations implementing Basel III, pursuant to which Korean banks and bank holding companies were required to maintain a minimum ratio of common equity Tier I capital to risk-weighted assets of 3.5% and Tier I capital to risk-weighted assets of 4.5% from December 1, 2013, which minimum ratios were increased to 4.0% and 5.5%, respectively, from January 1, 2014 and increased further to 4.5% and 6.0%, respectively, from January 1, 2015. Such requirements are in addition to the pre-existing requirement for a minimum ratio of Tier I and Tier II capital (less any capital deductions) to risk-weighted assets of 8.0%, which remains unchanged. The amended regulations also require an additional capital conservation buffer of 2.5% from January 2019, as well as a potential counter-cyclical capital buffer of up to 2.5%, which is determined on a quarterly basis by the Financial Services Commission and is set at 1.0% as of the date of this annual report. Furthermore, we and Woori Bank were each designated as a domestic systemically important bank holding company and a domestic systematically important bank, respectively, for 2025 and 2026 by the Financial Services Commission, which subjects us and Woori Bank to the additional capital requirement of 1.0% in 2025 and 2026. The Financial Services Commission is currently considering introducing an additional stress buffer capital requirement of up to 2.5%, although it has since indicated that it may delay the introduction of such measures.

Under the Detailed Regulation on the Supervision of the Banking Business, the following risk-weight ratios must be applied by Korean banks in respect of home mortgage loans:

(1)

for those banks which adopted a standardized approach for calculating credit risk capital requirements, a risk-weight ratio between 20% and 70% depending on the loan-to-value ratio, to the extent that the home mortgage loan is not financed through cash flows from the mortgaged property and provided that a higher risk-weight ratio may apply to home mortgage loans subject to certain exceptions; and

(2)

for those banks which adopted an internal ratings-based approach for calculating credit risk capital requirements, a risk-weight ratio calculated with reference to the probability of default, loss given default and exposure at default, each as defined under the Detailed Regulation on the Supervision of the Banking Business; provided, however, that such risk-weight ratio must be at least 20%.

Liquidity

All banks are required to ensure adequate liquidity by matching the maturities of their assets and liabilities in accordance with the Regulation on the Supervision of the Banking Business. Banks may not invest an amount exceeding 100% of their Tier I and Tier II capital (less any capital deductions) in equity securities and certain other securities with a redemption period of over three years. This stipulation does not apply to Korean government bonds, Monetary Stabilization Bonds issued by the Bank of Korea or debentures and stocks referred to in items 1 and 2, respectively, of paragraph (6) of Article 11 of the Act on the Structural Improvement of the Financial Industry of Korea. The Financial Services Commission uses the liquidity coverage ratio as the principal liquidity risk management measure, and currently requires each Korean bank to:

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

Financial Exposure to Any Individual Customer or Major Shareholder

Under the Bank Act of Korea, subject to certain exceptions, the sum of large exposures by a bank—in other words, the total sum of its credits to single individuals, juridical persons or business groups that exceed 10% of the sum of Tier I and Tier II capital (less any capital deductions)—generally must not exceed five times the sum of Tier I and Tier II capital (less any capital deductions). In addition, subject to certain exceptions, banks generally may not extend credit (including loans, guarantees, purchases of securities (limited to those extended for financial support) and any other transactions that directly or indirectly create credit risk) in excess of 20% of the sum of Tier I and Tier II capital (less any capital deductions) to a single individual or juridical person, or grant credit in excess of 25% of the sum of Tier I and Tier II capital (less any capital deductions) to a single group of companies as defined in the Monopoly Regulations and Fair Trade Act of Korea.

The Bank Act of Korea also provides for certain restrictions on extending credits to a major shareholder. A “major shareholder” is defined as:

•

a shareholder holding (together with persons who have a special relationship with that shareholder) in excess of 10%; (or 15% in the case of regional banks) in the aggregate of the bank’s total issued and outstanding voting shares; or

•

a shareholder holding (together with persons who have a special relationship with such shareholder) in excess of 4% in the aggregate of the bank’s (excluding regional banks) total issued and outstanding voting shares of a bank (excluding shares subject to the shareholding restrictions on “non-financial business group companies” as defined under “Item 4.B. Business Overview—Supervision and Regulation—Principal Regulations Applicable to Financial Holding Companies—Restrictions on Ownership of a Financial Holding Company”), where such shareholder is the largest shareholder or has actual control over the major business affairs of the bank through, for example, appointment and dismissal of the officers pursuant to the Enforcement Decree of the Bank Act of Korea.

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

Large Exposure to Any Single or Interconnected Counterparty

In September 2023, the Financial Services Commission enacted and implemented the Basel regulations on large exposures, which became effective in February 2024, prior to which such regulations had been enforced through administrative guidance. Pursuant to such regulations, banks are required to keep their exposures to any single or interconnected counterparty within 25% of their Tier I capital (or 20% for domestic systematically important banks such as the Issuer) to prevent significant losses resulting from counterparty defaults. When assessing interconnectedness with counterparties, consideration is given not only to whether there is any ownership exceeding 50% of voting rights or de facto control over the bank (including the right to appoint or dismiss directors), but also to whether the relationship involves economic dependence.

Interest Rates

Korean banks generally depend on deposits as their primary funding source. Under the Act on Registration of Credit Business and Protection of Finance Users of Korea and the regulations thereunder, interest rates on loans made by registered banks in Korea to individuals or small corporations, as defined under the Framework Act on Small and Medium Enterprises of Korea, currently may not exceed 20% per annum. Historically, interest rates on deposits and lending were regulated by the Monetary Policy Board. There are no controls on deposit interest rates in Korea, except for the prohibition on interest payments on current account deposits.

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

Disclosure of Management Performance

For the purpose of protecting depositors and investors in commercial banks, the Financial Services Commission requires commercial banks to publicly disclose certain material matters, including:

•	financial condition and profit and loss of the bank and its subsidiaries;

•	fund raising by the bank and the appropriation of such funds;

•	any sanctions levied on the bank under the Bank Act of Korea or any corrective measures or sanctions under the Act on the Structural Improvement of the Financial Industry of Korea; and

•

except as may otherwise have been disclosed by a bank or its financial holding company listed on the KRX KOSPI Market in accordance with the Financial Investment Services and Capital Markets Act of Korea, occurrence of any of the following events or any other event as prescribed by the applicable regulations that have damaged or are likely to damage the soundness of the bank’s management:

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

Pursuant to the Bank Act of Korea and its sub-regulations, commercial banks may not provide:

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

Regulations Relating to Retail Household Loans

The Financial Services Commission has implemented a number of changes in recent years, most recently in October 2025, to the regulations relating to retail household lending by banks. Under the currently applicable regulations:

•

as to any new loans secured by housing (including apartments) located nationwide, the loan-to-value ratio (the aggregate principal amount of loans secured by such collateral over the appraised value of the collateral) should not exceed 70%;

•

as to any new loans secured by housing (including apartments) for first-time homebuyers, the loan-to-value ratio should not exceed 80% (or 70% for housing in Regulated Areas, as defined below) as long as the amount of the loan does not exceed ￦600 million;

•

as to any new loans secured by housing (including apartments) located in “excessive investment,” “high speculation” or “adjustment target” areas, in each case as designated by the Korean government (collectively, “Regulated Areas”), the loan-to-value ratio should not exceed 40%, except that such maximum loan-to-value ratio shall be 70% for low-income households that (i) have a combined annual income of no more than ￦90 million, (ii) do not currently own any housing and (iii) are using the loan to purchase low-price housing valued at no more than ￦900 million (or ￦800 million in the case of adjustment target areas as designated by the Korean government); provided that, regardless of the loan-to-value ratio, the maximum loan amount for housing in Regulated Areas shall be: (i) ￦600 million for housing valued at ￦1.5 billion or less, (ii) ￦400 million for housing valued between ￦1.5 billion and ￦2.5 billion and (iii) ￦200 million for housing valued above ￦2.5 billion;

•

as to any new loans secured by housing (including apartments) located nationwide to be extended to a household that already owns one or more houses, the maximum loan-to-value ratio must be adjusted to 10% lower than the applicable loan-to-value ratio described above;

•	no new loans secured by housing (including apartments) located in Regulated Areas may be extended to households that already own one or more houses;

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

•

as to any new loans secured by housing (including apartments) located in adjustment target areas designated by the Korean government, the borrower’s debt-to-income ratio should not exceed 50%, except that such maximum debt-to-income ratio is increased to 60% for low-income households that (a)(i) have an annual income of less than ￦90 million, (ii) do not currently own any housing and (iii) are using the loan to purchase low-price housing valued at ￦800 million or less or (b) are first-time homebuyers; and

•

as to any new loans extended to a household that has already obtained loans in an aggregate principal amount of more than ￦100 million (including the new loan being applied for), the borrower’s debt-service-ratio (calculated as (1) the aggregate annual total payment amount of the principal of and interest on financial liabilities, including the loans secured by such high-priced housing, subject to certain adjustments relating to stress buffers, divided by (2) the borrower’s annual income) should not exceed 40% unless otherwise specified by the applicable regulations.

Restrictions on Investments in Property

A bank may not invest in securities set forth below in excess of 100% of the sum of the bank’s Tier I and Tier II capital (less any capital deductions):

•

debt securities (within the meaning of paragraph (3) of Article 4 of the Financial Investment Services and Capital Markets Act of Korea) the maturity of which exceeds three years, but excluding government bonds, monetary stabilization bonds issued by the Bank of Korea and bonds within the meaning of item 2, paragraph (6) of Article 11 of the Act on the Structural Improvement of the Financial Industry of Korea;

•	equity securities, but excluding securities within the meaning of item 1, paragraph (6) of Article 11 of the Act on the Structural Improvement of the Financial Industry of Korea;

•	derivatives linked securities (within the meaning of paragraph (7) of Article 4 of the Financial Investment Services and Capital Markets Act of Korea) the maturity of which exceeds three years; and

•

beneficiary certificates, investment contracts and depositary receipts (within the meaning of paragraph (2) of Article 4 of the Financial Investment Services and Capital Markets Act of Korea) the maturity of which exceeds three years.

A bank may possess real estate property only to the extent necessary for the conduct of its business. The aggregate value of such property may not exceed 60% of the sum of the bank’s Tier I and Tier II capital (less any capital deductions). Any property that a bank acquires by exercising its rights as a secured party, or which a bank is prohibited from acquiring under the Bank Act of Korea, must be disposed of within three years, unless specified otherwise by the regulations thereunder.

Restrictions on Shareholdings in Other Companies

Under the Bank Act of Korea, a bank may not own more than 15% of shares outstanding with voting rights of another corporation, except where, among other reasons:

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

The Bank Act of Korea provides that a bank using its bank accounts and its trust accounts is not permitted to acquire the shares issued by the major shareholder of such bank in excess of an amount equal to 1% of the sum of Tier I and Tier II capital (less any capital deductions).

Restrictions on Bank Ownership

Under the Bank Act of Korea, a single shareholder and persons who have a special relationship with that shareholder generally may acquire beneficial ownership of no more than 10% of a nationwide bank’s total issued and outstanding shares with voting rights and no more than 15% of a regional bank’s total issued and outstanding shares with voting rights. The Korean government, the KDIC and bank holding companies qualifying under the Financial Holding Company Act of Korea are not subject to this limit. Pursuant to the Bank Act of Korea, non-financial business group companies may not acquire beneficial ownership of shares of a nationwide bank in excess of 4% (or 15% in the case of a regional bank) of that bank’s outstanding voting shares, unless they satisfy certain requirements set forth by the Enforcement Decree of the Bank Act of Korea, obtain the approval of the Financial Services Commission and agree not to exercise voting rights in respect of shares in excess of the 4% limit (or the 15% limit in the case of a regional bank), in which case they may acquire beneficial ownership of up to 10% of a nationwide bank’s outstanding voting shares. The Bank Act of Korea grants an exception for non-financial business group companies which, at the time of the enactment of the amended provisions, held more than 4% of the shares of a bank.

In addition, if a foreign investor, as defined in the Foreign Investment Promotion Act of Korea, owns in excess of 4% of a nationwide bank’s outstanding voting shares, non-financial business group companies may acquire beneficial ownership of up to 10% (or 15% in the case of a regional bank) of that bank’s outstanding voting shares, and in excess of 10% (or 15% in the case of a regional bank), 25% or 33% of that bank’s outstanding voting shares with the approval of the Financial Services Commission, in each instance, up to the number of shares owned by the foreign investor. Any other person (whether a Korean national or a foreign investor), with the exception of non-financial business group companies described above, may acquire no more than 10% of a nationwide bank’s total voting shares issued and outstanding, unless they obtain approval from the Financial Services Commission in each instance where the total holding will exceed 10% (or 15% in the case of regional banks), 25% or 33% of the bank’s total voting shares issued and outstanding provided that, in addition to the foregoing threshold shareholding ratios, the Financial Services Commission may, at its discretion, designate a separate and additional threshold shareholding ratio.

Deposit Insurance System

The Depositor Protection Act of Korea provides insurance for certain deposits of banks in Korea through a deposit insurance system. Under the Depositor Protection Act of Korea, all banks governed by the Bank Act of Korea are required to pay an insurance premium to the KDIC on a quarterly basis, and the rate is determined under the Enforcement Decree to the Depositor Protection Act of Korea. If the KDIC makes a payment on an insured amount, it will acquire the depositors’ claims with respect to that payment amount. The KDIC insures a maximum of ￦100 million per individual for deposits and interest in a single financial institution, regardless of when the deposits were made or the size of the deposits, following an amendment to the Depositor Protection Act of Korea in January 2025, which became effective in September 2025.

Restrictions on Foreign Exchange Position

Under the Korean Foreign Exchange Transaction Act of Korea, each of a bank’s net overpurchased and oversold positions may not exceed 50% of its shareholder’s equity as of the end of the prior month.

Laws and Regulations Governing Other Business Activities

A bank must register with the Ministry of Economy and Finance to enter the foreign exchange business, which is governed by the Foreign Exchange Transaction Act of Korea. A bank must obtain the permission of the Financial Services Commission to enter the securities business, which is governed by regulations under the

Financial Investment Services and Capital Markets Act of Korea. Under these laws, a bank may engage in the foreign exchange business, securities repurchase business, governmental/public bond underwriting business and governmental bond dealing business.

Regulations on Trust Business

A bank must obtain approval from the Financial Services Commission to engage in trust businesses. The Trust Act of Korea and the Financial Investment Services and Capital Markets Act of Korea govern the trust activities of banks, and they are subject to various legal and accounting procedures and requirements, including the following:

•	under the Trust Act of Korea, assets accepted in trust by a bank in Korea must be segregated from other assets in the accounts of that bank; and

•	depositors and other general creditors cannot obtain or assert claims against the assets comprising the trust accounts in the event the bank is liquidated or wound-up.

The bank must make a special reserve of 25% or more of fees from each unspecified money trust account for which a bank guarantees the principal amount and a fixed rate of interest until the total reserve for that account equals 5% of the trust amount.

Under the Financial Investment Services and Capital Markets Act of Korea, which became effective in February 2009, a bank with a trust business license (such as Woori Bank) is permitted to offer both specified money trust account products and unspecified money trust account products. However, pursuant to guidelines from regulatory authorities that discourage the sale of unspecified money trust account products, sales of such products have generally been suspended.

Principal Regulations Applicable to Insurance Companies

General

Under the Insurance Business Act of Korea, a company seeking to engage in the insurance business in Korea is required to obtain business authorizations and licenses from the Financial Services Commission, and such company is required to comply with the Insurance Business Act of Korea and the regulations thereunder. These rules and regulations cover, among other things: (i) the requirements for obtaining business authorizations and licenses to operate an insurance company; (ii) the scope of business an insurance company may undertake; (iii) the operations of an insurance company, including its asset management activities; (iv) the methods of insurance solicitation; (v) the supervision of the insurance business; and (vi) the disciplinary actions for violation of the Insurance Business Act of Korea, which may include revocation of a license, imprisonment, suspension of operations, fines, surcharges and penalties.

The Financial Services Commission has the authority to oversee matters involving licenses necessary for, and supervision of, the operation of an insurance business. Pursuant to the Regulation on Supervision of Insurance Business and the Regulation on Corporate Governance of Financial Companies, the Financial Services Commission sets forth detailed criteria for obtaining the authorization necessary to engage in the insurance business, as well as various comprehensive standards required to be met by an insurance company. The Financial Services Commission entrusts the Financial Supervisory Service with certain matters pursuant to the Regulation on Supervision of Insurance Business, as specified under the Detailed Enforcement Regulations on Insurance Supervision.

Since an insurance company falls within the scope of a financial institution under the Act on the Structural Improvement of the Financial Industry of Korea, special provisions thereunder apply to an insurance company in the event (i) it merges with, or converts into, another financial institution, (ii) it becomes bankrupt or insolvent or is dissolved or (iii) members of its business group acquire shares of another company in excess of a certain percentage. In addition, an insurance company that offers and sells investment-type insurance products, such as variable insurance products, and manages assets under special accounts for variable insurance policies is deemed a financial investment company under the Financial Investment Services and Capital Markets Act of Korea. Such

insurance company is subject to certain provisions under the Financial Investment Services and Capital Markets Act of Korea, such as regulations on the control of conflicts of interest as well as the establishment and maintenance of firewalls for asset management of special accounts related to variable insurance policies. In addition, pursuant to the Foreign Exchange Transactions Act of Korea, an insurance company is required to obtain prior approval from the Ministry of Economy and Finance, the Bank of Korea, the Financial Supervisory Service or a foreign exchange bank and may be required to file periodic reports if the company engages in any of the following: (a) a transaction involving a foreign currency; (b) a transaction with a non-resident involving either the Won or a foreign currency; (c) a transaction that requires an outgoing overseas payment; (d) a transaction that requires receipt of an overseas payment; and (e) any other transaction prescribed under the Foreign Exchange Transactions Act of Korea. Furthermore, an insurance company is required to comply with the Act on the Corporate Governance of Financial Companies of Korea.

Requirements Relating to Insurance Solicitation

The Insurance Business Act of Korea limits entities that may engage in insurance solicitation to insurance sales agents, insurance agencies (including those of financial institutions), insurance brokers and officers and employees of an insurance company. Any person or entity wishing to act as an insurance sales agent, insurance agency (including those of financial institutions) or insurance broker must register with the Financial Services Commission and report promptly to the Financial Services Commission the occurrence of certain changes prescribed under the Insurance Business Act of Korea.

Insurance brochures used for insurance solicitation must clearly specify the terms required under the Insurance Business Act of Korea in an easy-to-understand manner. Where an insurance company or any person engaging in insurance solicitation persuades an ordinary policyholder to enter into an insurance contract, it must explain to such ordinary policyholder about certain critical matters of the insurance contract prescribed by the Financial Consumer Protection Act of Korea, including details of insurance products, insurance premiums (including mutual aid premiums), procedures for payment of insurance proceeds (including mutual aid) and grounds for restricting the payment and coverage scope in a manner the policyholder can easily understand.

Where an insurance company or any person engaging in insurance solicitation advertises an insurance product, it must include the details of such insurance product in such advertisement as prescribed under the Financial Consumer Protection Act of Korea and must not engage in any act which, among other things, may lead to a misunderstanding that such insurance product would provide a large amount of insurance proceeds by emphasizing selective terms and conditions of such product or introducing cases where a large amount of insurance proceeds were paid.

In connection with the execution or solicitation of an insurance contract, any person engaging in insurance solicitation must not engage in any act prohibited under the Insurance Business Act of Korea and the Financial Consumer Protection Act of Korea, including acts of providing a policyholder with false information regarding an insurance product and acts intended to interrupt or prevent a policyholder (including interested parties prescribed by the Enforcement Decree of the Financial Consumer Protection Act of Korea) from notifying an insurance company of an important matter relevant to an insurance policy.

Any person engaging in insurance solicitation is prohibited from providing special benefits (including, but not limited to, cash over a certain amount and discounts on insurance premiums) in connection with the execution of an insurance contract unless such special benefits are stipulated in the underlying documents for such insurance product. In addition, an insurance company is prohibited from entrusting any person other than those who are eligible under the Insurance Business Act of Korea to engage in insurance solicitation or paying any compensation to any ineligible persons for his or her insurance solicitation. The Insurance Business Act of Korea and the Financial Consumer Protection Act of Korea also prescribe in detail certain practices that insurance agencies of financial institutions are restricted from engaging in, including, but not limited to:

•	forcing entry into contracts on financial products against the will of the policyholder using a position of advantage; and

•	including insurance premiums in loan transactions without the prior consent of the borrower.

The Insurance Business Act of Korea permits insurance sales agents working for life insurance companies to cross-sell non-life insurance products of one non-life insurance company, and insurance sales agents working for non-life insurance companies are correspondingly permitted to cross-sell the life insurance products of one life insurance company.

Capital Adequacy

Pursuant to the solvency requirements implemented by the Financial Services Commission, insurance companies in Korea are required to maintain a statutory ratio of available capital to required capital of not less than 100% on a consolidated basis (although a K-ICS ratio of not less than 130% is generally considered standard in the Korean insurance industry). Solvency requirements require insurance companies to hold adequate capital to cover their exposures to life/long-term non-life insurance risk, general non-life insurance risk, market risk, credit risk and operational risk by reflecting such risks in their calculation of required capital. The statutory solvency ratio for insurance companies is computed by dividing available capital by required capital. Available capital of an insurance company is computed as the sum of, among other things, capital stock, reserve for policyholder dividends and bad debt allowance after deducting the amount of assets and/or capital from the financial soundness balance sheet that are recognized by the governor of the Financial Supervisory Service as unable to be used to cover losses incurred by unforeseen risks of an insurance company, such as stock discounts and treasury stocks. Required capital is calculated based on the sum of (a) basic required capital, which is calculated as the sum of (i) the square root of the sum of the squares of (w) life/long-term non-life insurance risk, (x) general non-life insurance risk amounts, (y) credit risk amounts and (z) market risk amounts, and (ii) operating risk amounts, with each risk amount being calculated in accordance with the detailed criteria set forth under the Regulation on Supervision of Insurance Business and the Detailed Enforcement Regulations on Insurance Supervision, and (b) (xx) other required capital, which is the required capital for subsidiaries or other entities to which basic required capital is difficult to apply, which is calculated in accordance with the criteria set forth by the governor of the Financial Supervisory Service minus (yy) the amount of adjusted corporate tax calculated in accordance with the criteria determined by the governor of the Financial Supervisory Service as the amount of loss that can be compensated by increased net deferred corporate tax assets, in the event the loss corresponds to the amount of the basic required capital.

On January 1, 2023, the Financial Supervisory Service introduced K-ICS, a new regulatory solvency regime for insurance companies based on the International Capital Standard developed by the International Association of Insurance Supervisors, which is similar in substance to the Solvency II Directive of the European Union. The Solvency II Directive, which has been in effect in the European Union since January 1, 2016, is a comprehensive program of regulatory requirements for insurance companies, covering authorization, corporate governance, supervisory reporting, public disclosure and risk assessment and management, as well as solvency. Under K-ICS, insurance contract liabilities are expected to be measured based on market value, rather than book value, at the time of the computation of available capital. K-ICS has also introduced new risk subcategories, including those related to termination, business expenses, longevity, catastrophes and asset concentration, to be considered at the time of the computation of required capital. It is expected that these changes, among others, would require a number of insurance companies in Korea with a large portfolio of high guaranteed rate of return products to obtain additional capital to meet their capital adequacy requirements. However, the Financial Supervisory Service has allowed for a gradual deduction from available capital and a gradual recognition of risks in relation to required capital, for up to ten years. In order to ease the burden on insurance companies, corrective measures will be withheld for up to five years even if the solvency ratio under K-ICS is less than 100%, if the risk-based capital adequacy ratio exceeds 100%.

Regulations on Credit Card Business

General

In order to enter the credit card business, a company must obtain a license from the Financial Services Commission. Credit card businesses are governed by the Specialized Credit Financial Business Act of Korea, which sets forth specific requirements with respect to the credit card business as well as generally prohibiting unsound business practices relating to the credit card business which may infringe on the rights of credit card holders or negatively affect the soundness of the credit card industry. Credit card companies, including our wholly-owned subsidiary, Woori Card, are regulated by the Financial Services Commission and the Financial Supervisory Service.

Disclosure and Reports

Under the Specialized Credit Financial Business Act of Korea and the regulations thereunder, a credit card company is required to disclose on a periodic and on-going basis certain material matters and events. In addition, a credit card company must submit periodic reports with respect to its results of operations to the Governor of the Financial Supervisory Service, in accordance with the guidelines of the Financial Supervisory Service.

Restrictions on Funding

Under the Specialized Credit Financial Business Act of Korea and the regulations thereunder, a credit card company must ensure that its total assets do not exceed an amount equal to eight times its equity capital and that the ratio of its adjusted equity capital to its adjusted total assets is not less than 8.0%. However, if a credit card company is unable to comply with such limit upon the occurrence of unavoidable events, such as drastic changes in the domestic and global financial markets, such limit may be adjusted through a resolution of the Financial Services Commission.

Risk of Loss Due to Lost, Stolen, Forged or Altered Credit Cards

Under the Specialized Credit Financial Business Act of Korea, a credit card company is liable for any loss arising from the unauthorized use of credit cards or debit cards after it has received notice from the holder of the loss or theft of the card. A credit card company is also responsible for any losses resulting from the use of forged or altered credit cards, debit cards and pre-paid cards. A credit card company may, however, transfer all or part of this latter risk of loss to holders of credit card in the event of willful misconduct or gross negligence by holders of credit card if the terms and conditions of the agreement entered between the credit card company and members of such cards specifically provide for that transfer.

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

Pursuant to the Specialized Credit Financial Business Act of Korea and its Enforcement Decree, a credit card company will be liable for any losses arising from loss or theft of a credit card (which was not from the holder’s willful misconduct or negligence) during the period beginning 60 days before the notice by the holder to the credit card company.

Pursuant to the Specialized Credit Financial Business Act of Korea, the Financial Services Commission may either restrict the limit or take other necessary measures against the credit card company with respect to such matters as the maximum limits on the amount per credit card, details of credit card terms and conditions, management of credit card merchants and collection of claims, including the following:

•	maximum limits for cash advances on credit cards;

•	use restrictions on debit cards with respect to per day or per transaction usage;

•	aggregate issuance limits and maximum limits on the amount per card on pre-paid cards; and

•	other matters prescribed by the Enforcement Decree to the Specialized Credit Financial Business Act of Korea.

Lending Ratio in Ancillary Business

Pursuant to the Enforcement Decree to the Specialized Credit Financial Business Act of Korea, a credit card company must maintain an aggregate quarterly average outstanding lending balance to credit cardholders (including cash advances and credit card loans, but excluding restructured loans) no greater than the sum of (i) its aggregate quarterly average outstanding credit card balance arising from the purchase of goods and services and (ii) the aggregate quarterly debit card transaction volume.

Issuance of New Cards and Solicitation of New Cardholders

The Specialized Credit Financial Business Act of Korea and its Enforcement Decree establish the conditions under which a credit card company may issue new cards and solicit new members. New credit cards may be issued only to the following persons:

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

•

soliciting applicants through the Internet, without verifying whether the applicant is who he or she purports to be using a digital signature under the Digital Signature Act of Korea which is capable of verifying his or her real name; and

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

Regulations on Class Actions Regarding Securities

The Law on Class Actions Regarding Securities of Korea was enacted as of January 20, 2004 and last amended on May 28, 2013. The Law on Class Actions Regarding Securities of Korea governs class actions suits instituted by one or more representative plaintiff(s) on behalf of 50 or more persons who claim to have been damaged in a capital markets transaction involving securities issued by a listed company in Korea.

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

Regulations on Financial Investment Business

General

The Financial Investment Services and Capital Markets Act of Korea, which became effective in February 2009, regulates and governs the financial investment business in Korea. The entities that regulate and supervise financial investment companies are the Financial Services Commission, the Financial Supervisory Service and the Securities and Futures Commission.

Under the Financial Investment Services and Capital Markets Act of Korea, a company must obtain a license from the Financial Services Commission to commence a financial investment business such as a brokerage business, a dealing business or an underwriting business, or register with the Financial Services Commission to commence a financial investment business such as an investment advisory business or a discretionary investment management business. A bank is permitted to engage in certain types of financial investment business as specified under the Enforcement Decree of the Bank Act of Korea. Prior to commencing a financial investment business, a bank must file a report with the Financial Services Commission and apply for a license pursuant to the Financial Investment Services and Capital Markets Act of Korea.

Consolidation of Capital Markets-Related Laws

Prior to the effectiveness of the Financial Investment Services and Capital Markets Act of Korea, there were separate laws regulating various types of financial institutions depending on the type of financial institution (e.g., securities companies, futures companies, trust business companies and asset management companies) and subjecting financial institutions to different licensing and ongoing regulatory requirements (e.g., the Korean Securities Exchange Act of Korea, the Futures Business Act of Korea and the Indirect Investment Asset Management Business Act of Korea). By applying one uniform set of rules to the same financial business having the same economic function, the Financial Investment Services and Capital Markets Act of Korea attempts to improve and address issues caused by the previous regulatory system under which the same economic function relating to capital markets-related businesses are governed by multiple regulations. To this end, the Financial Investment Services and Capital Markets Act of Korea categorizes capital markets-related businesses into six different functions, as follows:

•	dealing, trading and underwriting of “financial investment products” (as defined below);

•	brokerage of financial investment products;

•	establishment of collective investment schemes and the management thereof;

•	investment advice;

•	discretionary investment management; and

•	trusts (together with the five businesses set forth above, the “Financial Investment Businesses”).

Accordingly, all financial businesses relating to financial investment products have been reclassified as one or more of the Financial Investment Businesses described above, and financial institutions are subject to the regulations applicable to their relevant Financial Investment Businesses, regardless of the type of the financial institution. For example, under the Financial Investment Services and Capital Markets Act of Korea, derivative businesses conducted by former securities companies and future companies will be subject to the same regulations.

Banking and insurance businesses are not subject to the Financial Investment Services and Capital Markets Act of Korea and will continue to be regulated under separate laws. However, they may become subject to the Financial Investment Services and Capital Markets Act of Korea if their activities involve any financial investment businesses requiring a license pursuant to the Financial Investment Services and Capital Markets Act of Korea.

Comprehensive Definition of Financial Investment Products

In an effort to encompass the various types of securities and derivative products available in the capital markets, the Financial Investment Services and Capital Markets Act of Korea sets forth a comprehensive term “financial investment products,” defined to mean all financial products with a risk of loss in the invested amount (in contrast to “deposits,” which are financial products for which the invested amount is protected or preserved). Financial investment products are classified into two major categories: (i) “securities” (financial investment products in which the risk of loss is limited to the invested amount) and (ii) “derivatives” (financial investment products in which the risk of loss may exceed the invested amount). As a result of the general and broad definition of financial investment products, a variety of financial products may be defined as a financial investment product, which would enable Financial Investment Companies (defined below) to handle a broader range of financial products. Under the Financial Investment Services and Capital Markets Act of Korea, entities formerly licensed as securities companies, asset management companies, futures companies and other entities engaging in any Financial Investment Business are classified as “Financial Investment Companies.”

New License System and the Conversion of Existing Licenses

Under the Financial Investment Services and Capital Markets Act of Korea, Financial Investment Companies are able to choose the type of Financial Investment Business in which to engage (through a “check the box” method set forth in the relevant license application), by specifying the desired (i) Financial Investment Business, (ii) financial investment product and (iii) target customers to which financial investment products may be sold or distributed (that is, general investors or professional investors). Licenses will be issued under the specific business sub-categories described in the foregoing sentence. For example, it would be possible for a Financial Investment Company to obtain a license to engage in the Financial Investment Business of (i) dealing (ii) over the counter derivatives products (iii) only with sophisticated investors.

Financial institutions that engage in business activities constituting a Financial Investment Business are required to take certain steps, such as renewal of their license or registration, in order to continue engaging in such business activities. Financial institutions that are not licensed Financial Investment Companies are not permitted to engage in any Financial Investment Business, subject to the following exceptions: (i) banks and insurance companies are permitted to engage in certain categories of Financial Investment Businesses for a period not exceeding six months commencing on the effective date of the Financial Investment Services and

Capital Markets Act of Korea; and (ii) other financial institutions that engaged in any Financial Investment Business prior to the effective date of the Financial Investment Services and Capital Markets Act of Korea (whether in the form of a concurrent business or an incidental business) are permitted to continue such Financial Investment Business for a period not exceeding six months commencing on the effective date of the Financial Investment Services and Capital Markets Act of Korea.

Expanded Business Scope of Financial Investment Companies

Under the previous regulatory regime in Korea, it was difficult for a financial institution to explore a new line of business or expand upon its existing line of business. For example, previously a financial institution licensed as a securities company generally was not permitted to engage in the asset management business. In contrast, under the Financial Investment Services and Capital Markets Act of Korea, pursuant to the integration of its current businesses involving financial investment products into a single Financial Investment Business, a licensed Financial Investment Company is permitted to engage in all types of Financial Investment Businesses, subject to satisfying relevant regulations (for example, maintaining an adequate “Chinese Wall,” to the extent required). As to incidental businesses (that is, a financial related business which is not a Financial Investment Business), the Financial Investment Services and Capital Markets Act of Korea generally allows a Financial Investment Company to freely engage in such incidental businesses by shifting away from the previous positive-list system towards a more comprehensive system. In addition, a Financial Investment Company is permitted to (i) outsource marketing activities by contracting “introducing brokers” that are individuals but not employees of the Financial Investment Company, (ii) engage in foreign exchange businesses related to their Financial Investment Business and (iii) participate in the settlement network, pursuant to an agreement among the settlement network participants.

Improvement in Investor Protection Mechanism

While the Financial Investment Services and Capital Markets Act of Korea widens the scope of financial businesses in which financial institutions are permitted to engage, a more rigorous investor-protection mechanism is also imposed upon Financial Investment Companies dealing in financial investment products. The Financial Investment Services and Capital Markets Act of Korea distinguishes general investors from sophisticated investors and provides new or enhanced protections to general investors. For instance, the Financial Investment Services and Capital Markets Act of Korea expressly provides for a strict know-your-customer rule for general investors and imposes an obligation that Financial Investment Companies should market financial investment products suitable to each general investor, using written explanatory materials. Under the Financial Investment Services and Capital Markets Act of Korea, a Financial Investment Company could be liable if a general investor proves (i) damage or losses relating to such general investor’s investment in financial investment products solicited by such Financial Investment Company and (ii) the absence of the requisite written explanatory materials, without having to prove fault or causation. With respect to conflicts of interest between Financial Investment Companies and investors, the Financial Investment Services and Capital Markets Act of Korea expressly requires (i) disclosure of any conflict of interest to investors and (ii) mitigation of conflicts of interest to a comfortable level or abstention from the relevant transaction.

Other Changes to Securities / Fund Regulations

The Financial Investment Services and Capital Markets Act of Korea changed various securities regulations including those relating to public disclosure, insider trading and proxy contests, which were previously governed by the Korean Securities Exchange Act of Korea. For example, the 5% and 10% reporting obligations under the Korean Securities Exchange Act of Korea have become more stringent. The Indirect Investment and Asset Management Business Act of Korea strictly limited the kind of vehicles that could be utilized under a collective investment scheme, restricting the range of potential vehicles to trusts and corporations, and the type of funds that can be used for investments. However, under the Financial Investment Services and Capital Markets Act of Korea, these restrictions have been significantly liberalized, permitting all vehicles that may be created under Korean law, such as limited liability companies or partnerships, to be used for the purpose of collective investments and allowing investment funds to be more flexible as to their investments.

Act on the Corporate Governance of Financial Companies

The Act on the Corporate Governance of Financial Companies of Korea, which became effective on August 1, 2016, was enacted to address the need for strengthened regulations on corporate governance of financial institutions and to serve as a uniform set of regulations on corporate governance matters applicable to financial institutions across a variety of industry sectors. It contains several key measures, including (i) eligibility requirements for officers of financial institutions and standards for determining whether officers of financial institutions may hold concurrent positions in other companies, (ii) standards for composition and operation of the board of directors of financial institutions, (iii) standards for establishment, composition and operation of various committees of the board of directors of financial institutions, (iv) regulations on internal control and risk management, (v) requirements and procedures for the approval of a change of major shareholders and (vi) special regulations to protect the rights of minority shareholders of financial institutions. An amendment to the Act on the Corporate Governance of Financial Companies of Korea, which became effective on July 3, 2024, added certain additional requirements including (i) preparing a “responsibilities map,” which clarifies the scope and details of each officer’s accountability concerning internal control matters, and submitting it to the financial authorities and (ii) establishing an internal control committee, of which more than half of the members must be outside directors.

The Financial Consumer Protection Act

The Financial Consumer Protection Act of Korea became effective in March 2021 (certain provisions relating to internal control under such Act became effective in September 2021). The Financial Consumer Protection Act of Korea aims to protect financial consumers and establish a sound market order in the financial product sales and advisory businesses. The Financial Consumer Protection Act of Korea consolidates existing regulations relating to the sale of financial products and consumer protection, such as the Financial Investment Services and Capital Markets Act of Korea, the Banking Act of Korea and the Insurance Business Act of Korea, and applies to the financial industry on a cross-sectoral basis.

Application of the Financial Consumer Protection Act

All financial products that are classified as (i) deposits, (ii) loans, (iii) investment products or (iv) insurance products are subject to the Financial Consumer Protection Act of Korea. These four types of products encompass most of the products covered by the Bank Act of Korea, the Financial Investment Services and Capital Markets Act of Korea and the Insurance Business Act of Korea.

Six Principles Regulating Selling Activities

The Financial Consumer Protection Act of Korea consolidates existing regulations relating to financial business operations into standards that cover the following six principles: (i) suitability, (ii) appropriateness, (iii) duty to explain, (iv) prohibition of unfair sales practices, (v) prohibition of improper solicitation and (vi) advertisements. Among these six principles, suitability, appropriateness and duty to explain apply only to “general financial consumers,” although certain “professional financial consumers” may elect to be treated as “general financial consumers,” in which case all six principles would apply to them.

Internal Control Requirements for Consumer Protection

The Financial Consumer Protection Act of Korea requires sellers of financial products to have adequate internal control standards to protect consumers. The Enforcement Decree to the Financial Consumer Protection Act of Korea sets forth details of certain of such internal control standards as follows:

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

Right to Withdraw Subscriptions and Right to Terminate Contracts

Under the Financial Consumer Protection Act of Korea, consumers will have the right to withdraw subscriptions, allowing them to receive a refund during a statutory cooling-off period following the execution of the relevant subscription agreement. This right generally applies to all types of financial products with the exception of deposits; although in the case of investment products, the right to withdraw applies only to highly complex funds and trusts. Consumers also have the right to terminate a contract if the sellers violate the Financial Consumer Protection Act of Korea in relation to the sales process. The right to terminate contracts applies to long-term contracts, but such right must be exercised within a shorter period of (i) one year from the time that the customer becomes aware that the financial product was sold in violation of the regulatory requirements or (ii) five years from the date on which the relevant contract was made.

Punitive Penalty Surcharges

In the case of a violation of the principles regarding the duty to explain, prohibition of unfair sales practices, prohibition of improper solicitation and advertisements, sellers will now be subject to a punitive penalty of up to half the “amount that is the purpose of the contract” (which would be the deposit amount in the case of deposit products, the loan amount in the case of loan products, the investment amount in the case of investment products, and the insurance premium in the case of insurance products), depending on the severity of the violation of the Financial Consumer Protection Act of Korea.

Amendments to the Korean Commercial Code

In 2025 and 2026, the National Assembly enacted a series of amendments to the Korean Commercial Code to strengthen shareholder protection and enhance corporate governance standards for listed companies.

In July 2025, the first round of amendments expanded the scope of a director’s fiduciary duty to include “the total body of shareholders,” renamed the term “Outside Directors” to “Independent Directors,” and extended the 3% cap on voting rights for major shareholders and their related parties to the election of all audit committee members, regardless of their status as an independent director. For large-scale listed companies like us, the amendments also mandated electronic shareholder meetings to strengthen minority shareholder protection. In September 2025, a second round of amendments further mandated the use of cumulative voting for large-scale listed companies and increased the minimum number of audit committee members elected separately from one to two. In March 2026, a third round of amendments mandated the cancellation of treasury shares within one year of acquisition. As an exception, a company may continue holding or disposing of its treasury shares if its board of directors formulates a holding or disposal plan and obtains approval from the general meeting of shareholders, which approval must be re-obtained for each fiscal year.

Environment, Social Responsibility and Corporate Governance

We launched our environment, social responsibility and corporate governance, or ESG, initiative, “Good Finance for the NEXT”, in 2021. With respect to the environment, we have made significant efforts to address the climate crisis, biodiversity and the circular economy. For example, in 2025, we expanded the use of renewable energy across our operations through external power purchase agreements and other renewable energy procurement arrangements. In addition, we regularly disclose information about our climate risk management through our sustainability reports, in accordance with the framework set forth by the Task Force on Climate-related Financial Disclosures. With respect to social responsibility, we have established a public foundation called Woori Financial Group Future Foundation to fund projects aimed at improving the quality of life of the underprivileged. With respect to corporate governance, we maintained a diverse board of directors during the 2025 fiscal year by appointing two female independent directors, including an expert in ESG-related matters and a director of the Center for Social Value Enhancement Studies. Although their terms ended in March 2026, we remain committed to diversifying our board of directors and strengthening our ESG-related capabilities. In addition, we strive to establish a trustworthy and transparent corporate governance system through various initiatives, including stakeholder co-prosperity management and the facilitation of prompt and clear communications with all stakeholders with respect to various ESG-related issues.

We believe that our endeavors described above have been well-received by the public and have contributed significantly to our exceptional performance in major ESG evaluations worldwide. Specifically, we received an “AAA” rating from MSCI ESG Research, a global provider of ESG research, ratings and analysis, which represents the highest available rating, and we have maintained this rating for the third consecutive year in 2025. We are also included in the Dow Jones Sustainability World Index, which represents the top 10% of the 2,500 largest companies in the world based on long-term economic, environmental and social criteria, and we were recognized as part of the “leading group” in terms of the Bloomberg ESG Scores, which evaluates a company’s management of financially material ESG issues. We are also included in the FTSE4Good Index Series, which is designed to measure the performance of companies demonstrating strong ESG practices, as assessed by FTSE Russell. Furthermore, we received a “grade A” from the Korea Institute of Corporate Governance and Sustainability, a non-profit corporate governance service provider and global think tank focused on enhancing ESG policies across organizations. We plan to continue to pursue efforts to attain our ESG goals through active communications with all stakeholders.

Item 4.C.	Organizational Structure

The following chart provides an overview of our structure, including our significant subsidiaries and our ownership of such subsidiaries as of March 31, 2026:

The following table provides summary information for our subsidiaries (other than structured companies) that are consolidated in our consolidated financial statements as of and for the year ended December 31, 2025:

Subsidiary	Percentage of Ownership(1)		Total Assets		Shareholders’ Equity		Operating Revenue		Net Income (Loss) Attributable to Shareholders
	(in millions of Won, except percentages)
Woori Bank	100.0%		￦	502,846,197	￦	29,687,453	￦	33,077,179	￦	2,589,646
Woori Card Co., Ltd.	100.0			17,512,741		2,892,324		2,268,801		149,953
Woori Financial Capital Co., Ltd.	100.0			12,361,366		1,837,688		1,902,863		148,727
Woori Investment Securities Co., Ltd.	99.9	(2)		9,706,286		1,201,629		519,130		27,444
Woori Asset Trust Co., Ltd.	100.0			302,661		239,353		76,499		(220,617)
Woori Savings Bank	100.0			2,061,407		207,836		134,632		14,719
Woori Asset Management Corp.	100.0			204,188		179,328		64,547		18,741
Woori Credit Information Co., Ltd.	100.0			45,455		37,874		37,622		868
Woori Fund Services Co., Ltd.	100.0			33,882		31,217		18,422		4,255
Woori Private Equity Asset Management Co., Ltd.	100.0			106,003		99,842		12,380		4,071
Woori FIS Co., Ltd.	100.0			52,554		46,539		173,875		198
Woori Finance Research Institute Co., Ltd.	100.0			7,469		3,919		9,972		126
Woori Financial F&I Inc.	100.0			1,271,613		341,071		75,360		3,594
Woori Venture Partners Co., Ltd.	100.0			382,040		353,889		39,162		26,207
TONGYANG Life Insurance Co., Ltd.(3)	75.3	(4)		35,444,959		2,093,716		2,127,821		43,609
ABL Life Insurance Co., Ltd.(3)	100.0			19,609,549		681,376		1,566,440		55,984

(1)	Including treasury shares.
(2)	In March 2026, we acquired the remaining shares of Woori Investment Securities Co., Ltd., following which it became our wholly-owned subsidiary.
(3)	In July 2025, we acquired 75.3% of the shares of Tongyang Life Insurance and 100.0% of the shares of ABL Life Insurance.
(4)	Without treasury shares, the percentage of our ownership would amount to 77.9%.

Item 4.D.	Property, Plants and Equipment

Our registered office and corporate headquarters, with a total area of approximately 97,222 square meters, are located at 51, Sogong-ro, Jung-gu, Seoul, Korea. Information regarding certain of our properties in Korea as of December 31, 2025 is presented in the following table:

Type of Facility/Building	Location	Area
		(square meters)
Woori Bank registered office and corporate headquarters	51, Sogong-ro, Jung-gu, Seoul, Korea 04632	97,222
Woori Bank Sangam Tower	17, World Cup buk-ro 60-gil, Mapo-gu, Seoul, Korea 03921	81,475
Woori Bank Digital Tower	48, Sogong-ro, Jung.gu, Seoul, Korea 04631	33,023

As of December 31, 2025, we had a network of 656 banking branches in Korea, 189 of which are housed in buildings owned by us, while the remaining branches are leased properties. Lease terms are generally from two to three years and seldom exceed five years. We also have subsidiaries in the United States, China, Hong Kong, Russia, Indonesia, Cambodia, Brazil, Myanmar, the Philippines, Vietnam and Germany and branches, agencies and representative offices across the world. See “Item 4.B. Business Overview—Capital Markets Activities—International Banking.” We do not own any material properties outside of Korea.

As of December 31, 2025, the net book values of the properties and equipment owned by us and our right-of-use assets were ￦3,191 billion and ￦590 billion, respectively. As of the same date, our lease liabilities amounted to ￦542 billion.

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

Trends in the Korean Economy

Our financial position and results of operations have been and will continue to be significantly affected by financial and economic conditions in Korea. Substantial growth in lending in Korea to small- and medium-sized enterprises in recent years, and financial difficulties experienced by such enterprises as a result of, among other things, adverse changes in economic conditions in Korea and globally (such as inflation and fluctuating interest rates), may lead to increasing delinquencies and a deterioration in overall asset quality in the credit exposures of Korean banks to small- and medium-sized enterprises. Our loans to small- and medium-sized enterprises decreased from ￦135,154 billion as of December 31, 2024 to ￦128,868 billion as of December 31, 2025. In 2025, we recorded charge-offs of ￦762 billion in respect of our Won-denominated loans to small- and medium-sized enterprises, compared to charge-offs of ￦342 billion in 2024. See “Item 3.D. Risk Factors—Risks relating to our corporate credit portfolio—The largest portion of our exposure is to small- and medium-sized enterprises, and financial difficulties experienced by companies in this segment may result in a deterioration of our asset quality and have an adverse impact on us.”

In recent years, commercial banks, consumer finance companies and other financial institutions in Korea have also made significant investments and engaged in aggressive marketing in consumer lending (including mortgage and home equity loans), leading to substantially increased competition in this segment. From the second half of 2016 to 2021, the Korean government introduced various measures to tighten regulations on mortgage and other lending and housing subscription in response to the rapid growth in consumer debt and concerns over speculative investments in real estate in certain areas. The Korean government subsequently relaxed some of these measures by introducing a number of policy measures that seek to sustain housing prices and activity levels in the Korean real estate market, in light of an overall decrease in housing prices over the course of 2022. However, in recent years, the Korean government began tightening regulations again in response to the continued rise in the level of consumer debt, most recently in October 2025. Housing prices in Korea fluctuated throughout 2025, with prices increasing in certain areas while decreasing in others. Our consumer loan portfolio (excluding loan origination costs and fees and discounted present value) increased from

￦156,099 billion as of December 31, 2024 to ￦162,798 billion as of December 31, 2025. Any sudden changes in housing prices, including as a result of changes in Korean government policies, together with the high levels of consumer debt and interest rates, could result in declines in consumer spending and reduced economic growth, which may lead to increases in the delinquency levels of our consumer loan and credit card portfolios. In 2025, we recorded charge-offs of ￦277 billion and provisions for credit losses of ￦395 billion in respect of our consumer loan portfolio, compared to charge-offs of ￦263 billion and provisions for credit losses of ￦451 billion in 2024. See “Item 3.D. Risk Factors—Risks relating to our consumer credit portfolio.”

The Korean economy is closely tied to, and is affected by developments in, the global economy. The overall prospects for the Korean and global economy in 2026 and beyond remain uncertain. In recent years, the global financial markets have experienced significant volatility as a result of, among other things:

•

a deterioration in economic and trade relations between the United States and its trading partners, including as a result of the imposition of significant tariffs by the United States on its trading partners, which has been followed by retaliatory tariffs in some cases;

•

escalations in trade protectionism globally and geopolitical tensions in East Asia and the Middle East (including those resulting from the military conflicts between Iran and other countries, including the United States and Israel);

•	political and social instability in various countries in the Middle East, including Yemen, Iran, Syria and Iraq;

•

hostilities, political or social tensions involving Russia (including the Russia-Ukraine war and the ensuing sanctions against Russia) and the resulting adverse effects on the global supply of oil and other natural resources and the global financial markets;

•	interest rate fluctuations as well as perceived or actual changes in policy rates, or other monetary and fiscal policies set forth, by the U.S. Federal Reserve and other central banks;

•	increased uncertainties in the global financial markets and industry, in particular those faced by several banks in the United States and Europe;

•	a rise in inflation rates and volatility in stock markets and exchange rates worldwide;

•	the slowdown of economic growth in China and other major emerging market economies;

•	the occurrence of severe health epidemics, such as the COVID-19 pandemic; and

•	financial and social difficulties affecting many countries worldwide, in particular in Latin America and Europe.

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

In addition, the interest rates on our interest-earning assets and interest-bearing liabilities, and therefore our net interest income, are affected by The Bank of Korea’s policy rates. For example, amid rising concerns of a potential global recession as a result of the COVID-19 pandemic, the Bank of Korea reduced its policy rate to 0.75% in March 2020 and 0.50% in May 2020. However, as the economy began to show signs of recovery from the COVID-19 pandemic starting from the second half of 2021, the Bank of Korea gradually raised its policy rate to pre-pandemic levels of 1.25% from August 2021 through January 2022. Subsequently, in response to rising levels of household debt and inflation in Korea as well as globally, the Bank of Korea continued to raise its policy rate to 3.50% from April 2022 through January 2023. More recently, the Bank of Korea lowered its policy rate to 3.25% in October 2024, 3.00% in November 2024, 2.75% in February 2025 and 2.50% in May 2025 in response to weak economic conditions in Korea.

We are also exposed to adverse changes and volatility in the global and Korean financial markets as a result of our liabilities and assets denominated in foreign currencies and our holdings of trading and investment securities, including structured products. The value of the Won relative to major foreign currencies in general and the U.S. dollar in particular has depreciated significantly in recent years and has been subject to significant volatility as a result of the Russia-Ukraine war and the ensuing sanctions against Russia, the escalating hostilities in the Middle East following the military conflicts between Iran and other countries, including the United States and Israel, the difference in policy rates between the United States and Korea and, more recently, the political situation in Korea following the declaration of martial law by former President Yoon Suk-yeol in December 2024 that led to his impeachment and subsequent removal in April 2025 and the election of Mr. Lee Jae-myung as President in June 2025, among others. A depreciation of the Won will increase our cost of servicing our foreign currency-denominated debt, while continued exchange rate volatility may also result in foreign exchange losses for us. Furthermore, there have been significant fluctuations in securities prices in recent years, including the stock prices of Korean and foreign companies in which we hold an interest. Such developments may lead to trading and valuation losses on our trading and investment securities portfolio as well as impairment losses on our investments in joint ventures and associates.

As a result of volatile conditions in the Korean and global economies and financial markets, as well as factors such as fluctuations in oil and commodity prices, high inflation rates, difficulties faced by several banks in the United States and Europe, increased uncertainties resulting from geopolitical tensions, interest and exchange rate fluctuations, higher unemployment, lower consumer confidence, stock market volatility, changes in fiscal and monetary policies and continued tensions with North Korea, the economic outlook for the financial services sector in Korea in 2026 and for the foreseeable future remains highly uncertain.

Acquisitions

In recent years, we have engaged in a number of acquisitions, which have affected, and may continue to affect, our results of operations and their comparability from period to period.

In July 2025, we acquired 75.3% of the shares of Tongyang Life Insurance and 100.0% of the shares of ABL Life Insurance, to incorporate them as our life insurance subsidiaries.

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

	June 30, 2021		Dec. 31, 2021		June 30, 2022		Dec. 31, 2022		June 30, 2023		Dec. 31, 2023		June 30, 2024		Dec. 31, 2024		June 30, 2025		Dec. 31, 2025
KOSPI		3,296.68		2,977.65		2,332.64		2,236.40		2,564.28		2,655.28		2,797.82		2,399.49		3,071.70		4,214.17
￦/US$ exchange rates(1)	￦	1,130.42	￦	1,188.59	￦	1,298.95	￦	1,260.18	￦	1,317.80	￦	1,290.97	￦	1,376.55	￦	1,477.86	￦	1,353.50	￦	1,444.55
Corporate bond rates(2)		2.0%		2.5%		4.5%		5.5%		5.1%		4.6%		4.1%		3.6%		3.3%		3.8%
Treasury bond rates(3)		1.5%		1.8%		3.5%		3.7%		3.7%		3.2%		3.2%		2.6%		2.5%		3.0%

(1)	Represents the noon buying rate on the dates indicated.
(2)	Measured by the yield on three-year Korean corporate bonds rated as A+ by the Korean credit rating agencies.
(3)	Measured by the yield on three-year treasury bonds issued by the Ministry of Finance and Economy of Korea.

Results of Operations

Net Interest Income

The following table shows, for the years indicated, the principal components of our interest income:

	Year ended December 31,						Percentage change
	2023		2024		2025		2024/2023	2025/2024
	(in billions of Won)						(%)
Interest income
Financial assets at fair value through profit or loss	￦	192	￦	237	￦	303	23.4%	27.8%
Financial assets at fair value through other comprehensive income		999		1,282		1,866	28.3	45.6
Financial assets at amortized cost:
Securities at amortized cost		783		643		540	(17.9)	(16.0)
Loans and other financial assets at amortized cost:
Interest on due from banks		544		624		570	14.7	(8.7)
Interest on loans		18,043		19,117		17,784	6.0	(7.0)
Interest on other receivables		81		111		116	37.0	4.5
Subtotal		19,450		20,495		19,010	5.4	(7.2)
Insurance finance interest income		—		—		9	N/A (2)	N/A (2)

Total interest income		20,642		22,013		21,189	6.6	(3.7)

Interest expense
Financial liabilities at amortized cost
Interest on deposits due to customers		8,738		9,600		8,051	9.9	(16.1)
Interest on borrowings		1,295		1,352		1,111	4.4	(17.8)
Interest on debentures		1,507		1,760		1,823	16.8	3.6
Other interest expense		349		399		398	14.3	(0.3)
Interest on lease liabilities		10		17		18	70.0	5.9
Insurance finance interest expense		—		—		756	N/A (2)	N/A (2)

Total interest expense		11,899		13,127		12,158	10.3	(7.4)

Net interest income	￦	8,743	￦	8,886	￦	9,031	1.6%	1.6%

Net interest margin(1)		1.92%		1.82%		1.72%

(1)	The ratio of net interest income to average interest-earning assets.
(2)	N/A = not applicable.

Comparison of 2025 to 2024

Interest Income. Interest income decreased 3.7% from ￦22,013 billion in 2024 to ￦21,189 billion in 2025, primarily due to a 7.0% decrease in interest on loans, which was offset in part by a 45.6% increase in interest on financial assets at fair value through other comprehensive income. The average yield on interest-earning assets decreased by 49 basis points from 4.52% in 2024 to 4.03% in 2025, which reflected the lower overall level of interest rates prevailing in Korea in 2025 compared to 2024, as discussed above in “—Overview—Trends in the Korean Economy”. The effect of such decrease was offset in large part by a 7.9% increase in the average balance of interest-earning assets from ￦486,927 billion in 2024 to ￦525,440 billion in 2025, primarily due to growths of our portfolios of financial assets at fair value through other comprehensive income and loans, particularly mortgage loans.

The 7.0% decrease in interest on loans from ￦19,117 billion in 2024 to ￦17,784 billion in 2025 was principally due to:

•

a 62 basis point decrease in the average yield on commercial and industrial loans from 4.85% in 2024 to 4.23% in 2025, which was slightly offset by a 0.7% increase in the average volume of such loans from ￦183,885 billion in 2024 to ￦185,237 billion in 2025; and

•

a 42 basis point decrease in the average yield on general purpose household loans from 6.27% in 2024 to 5.85% in 2025, which was enhanced by a 1.6% decrease in the average volume of such loans from ￦76,691 billion in 2024 to ￦75,438 billion in 2025.

The average yields on commercial and industrial loans and general purpose household loans decreased mainly due to the lower overall level of interest rates prevailing in Korea in 2025 compared to 2024. The average volume of commercial and industrial loans increased primarily due to increased demand from borrowers in need of financing in light of the continuing uncertainty in the Korean and global financial markets in 2025, as well as increased demand due to the lower overall level of interest rates prevailing in Korea in 2025 compared to 2024. The average volume of general purpose household loans decreased mainly due to the Korean government’s increased regulation on such loans in 2025, which resulted in a decrease in demand for such loans.

Overall, the average yield on loans decreased by 51 basis points from 5.08% in 2025 to 4.57% in 2024, while the average volume of loans increased 3.2% from ￦376,581 billion in 2024 to ￦388,756 billion in 2025.

The 45.6% increase in interest on financial assets at fair value through other comprehensive income from ￦1,282 billion in 2024 to ￦1,866 billion in 2025 was mainly due to a 46.2% increase in the average volume of financial assets at fair value through other comprehensive income from ￦37,198 billion in 2024 to ￦54,401 billion in 2025, which was primarily due to our acquisitions of Tongyang Life Insurance and ABL Life Insurance in July 2025, as described above. Such increase was slightly offset by a 2 basis point decrease in the average yield on such assets from 3.45% in 2024 to 3.43% in 2025, which was principally due to the lower overall level of interest rates prevailing in Korea in 2025 compared to 2024.

Interest Expense. Interest expense decreased 7.4% from ￦13,127 billion in 2024 to ￦12,158 billion in 2025, primarily due to a 16.1% decrease in interest expense on deposits due to customers, which was offset in part by the recognition of insurance finance interest expenses of ￦756 billion in 2025 compared to no such expenses in 2024, resulting from our acquisitions of Tongyang Life Insurance and ABL Life Insurance. The average cost of interest-bearing liabilities decreased by 40 basis points from 2.80% in 2024 to 2.40% in 2025, which mainly reflected the lower overall level of interest rates prevailing in Korea in 2025 compared to 2024. The effect of such decrease was offset in part by a 7.9% increase in the average balance of interest-bearing liabilities from ￦468,994 billion in 2024 to ￦506,275 billion in 2025, which mainly reflected our recognition of insurance contract liabilities in 2025 as discussed above, as well as increases in the average balances of deposits and debentures.

The 16.1% decrease in interest expense on deposits due to customers from ￦9,600 billion in 2024 to ￦8,051 billion in 2025 resulted mainly from:

•

a 45 basis point decrease in the average cost of time and savings deposits from 2.53% in 2024 to 2.08% in 2025, which was slightly offset by a 1.8% increase in the average balance of such deposits from ￦286,238 billion in 2024 to ￦291,458 billion in 2025;

•

a 55 basis point decrease in the average cost of other deposits (other than Won-denominated demand deposits, time and savings deposits and certificates of deposit) from 3.47% in 2024 to 2.92% in 2025, which was offset in part by a 4.7% increase in the average balance of such deposits from ￦53,286 billion in 2024 to ￦55,770 billion in 2025; and

•

a 72 basis point decrease in the average cost of certificates of deposit from 3.77% in 2024 to 3.05% in 2025, which was enhanced by a 14.9% decrease in the average balance of such deposits from ￦11,910 billion in 2024 to ￦10,139 billion in 2025.

The decreases in the average costs of time and savings deposits, other deposits and certificates of deposit mainly reflected the lower overall level of interest rates prevailing in Korea in 2025 compared to 2024. The increases in the average balances of time and savings deposits and other deposits mainly reflected customers’ continuing preference for low-risk products and institutions in Korea in light of the continuing uncertainty in financial markets in 2025. The decrease in the average balance of certificates of deposit mainly reflected our efforts to improve our funding structure by reducing the issuance of certificates of deposit.

Overall, the average cost of deposits due to customers decreased by 46 basis points from 2.67% in 2024 to 2.21% in 2025, while the average volume of deposits due to customers increased 1.6% from ￦359,276 billion in 2024 to ￦365,004 billion in 2025.

Insurance finance interest expense was ￦756 billion in 2025 compared to no such expenses in 2024. The average balance of insurance contract liabilities was ￦20,007 billion in 2025 (calculated since our acquisitions of Tongyang Life Insurance and ABL Life Insurance in July 2025) and the average cost of such liabilities was 3.78% in 2025.

Net Interest Margin. Net interest margin represents the ratio of net interest income to average interest-earning assets. Our overall net interest margin decreased from 1.82% in 2024 to 1.72% in 2025, as a 1.6% increase in our net interest income from ￦8,886 billion in 2024 to ￦9,031 billion in 2025 was outpaced by a 7.9% increase in the average balance of our interest-earning assets from ￦486,927 billion in 2024 to ￦525,440 billion in 2025. The decrease in interest expense outpaced the decrease in interest income, resulting in the increase in net interest income. The growth in average interest-earning assets was mostly matched by a 7.9% increase in average interest-bearing liabilities from ￦468,994 billion in 2024 to ￦506,275 billion in 2025. The decrease in net interest margin was driven mainly by a decrease in our net interest spread, which represents the difference between the average yield on our interest-earning assets and the average cost of our interest-bearing liabilities, from 1.72% in 2024 to 1.63% in 2025. The decrease in our net interest spread reflected a greater decrease in the average yield on interest-earning assets compared to the average cost of interest-bearing liabilities.

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

Net Interest Margin. Our overall net interest margin decreased from 1.92% in 2023 to 1.82% in 2024, as a 1.6% increase in our net interest income from ￦8,743 billion in 2023 to ￦8,886 billion in 2024 was outpaced by a 7.1% increase in the average balance of our interest-earning assets from ￦454,538 billion in 2023 to ￦486,927 billion in 2024. The increase in interest income outpaced the increase in interest expense, resulting in the increase in net interest income. The growth in average interest-earning assets was more than offset by a 7.4% increase in average interest-bearing liabilities from ￦436,501 billion in 2023 to ￦468,994 billion in 2024. The decrease in net interest margin was driven mainly by a decrease in our net interest spread from 1.81% in 2023 to 1.72% in 2024. The decrease in our net interest spread reflected a decrease in the average yield on interest-earning assets coupled with an increase in the average cost of interest-bearing liabilities.

Impairment Losses Due to Credit Loss

The following table shows, for the years indicated, the components of our impairment losses due to credit loss.

	Year ended December 31,						Percentage change
	2023		2024		2025		2024/2023	2025/2024
	(in billions of Won)						(%)
Provision for impairment loss due to credit loss on financial assets measured at fair value through other comprehensive income	￦	(17)	￦	(9)	￦	(10)	(47.1)%	11.1%
Reversal of (provision for) impairment loss due to credit loss on securities at amortized cost		(6)		3		(0)	N/M (1)	N/M	(1)
Provision for impairment loss due to credit loss on loans and other financial assets at amortized cost		(1,840)		(1,715)		(2,087)	(6.8)	21.7
Reversal of (provision for) guarantees		(4)		5		(8)	N/M (1)	N/M	(1)
Reversal of (provision for) unused loan commitments		(29)		(1)		3	(96.6)	N/M	(1)

Total impairment losses due to credit loss	￦	(1,895)	￦	(1,716)	￦	(2,103)	(9.4)%	22.6%

(1)	N/M = not meaningful.

Comparison of 2025 to 2024

Our impairment losses due to credit loss increased 22.6% from ￦1,716 billion in 2024 to ￦2,103 billion in 2025, primarily due to a 21.7% increase in provisions for impairment loss due to credit loss on loans and other financial assets at amortized cost from ￦1,715 billion in 2024 to ￦2,087 billion in 2025. Such increase was primarily due to our measures to address a potential increase in credit loss that could result from a deterioration in the overall asset quality due to the adverse changes in economic conditions in Korea and globally in 2025.

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

Corporate Loans

The following table shows, for the years indicated, certain information regarding our impaired corporate loans (including government loans and bank loans):

	As of December 31,
	2023	2024	2025
Impaired corporate loans as a percentage of total corporate loans	0.8%	1.2%	1.3%
Allowance for credit losses for corporate loans as a percentage of total corporate loans	1.0	1.1	1.0
Allowance for credit losses for corporate loans as a percentage of impaired corporate loans	127.6	87.3	74.9
Net charge-offs of corporate loans as a percentage of total corporate loans	0.1	0.1	0.4

During 2025, impaired corporate loans as a percentage of total corporate loans increased, as an 8.2% increase in impaired corporate loans from ￦2,639 billion as of December 31, 2024 to ￦2,855 billion as of December 31, 2025 outpaced a 2.1% increase in our total corporate loans from ￦220,090 billion as of December 31, 2024 to ￦224,726 billion as of December 31, 2025. Allowance for credit losses for corporate loans as a percentage of both total corporate loans and impaired corporate loans decreased, as a 7.3% decrease in our allowance for credit losses for corporate loans from ￦2,304 billion as of December 31, 2024 to ￦2,136 billion as of December 31, 2025 was enhanced by the increases in total corporate loans and impaired corporate loans. The decrease in our allowance for credit losses for corporate loans was mainly attributable to an increase in corporate customers with higher credit scores and our strategic efforts to reduce non-performing corporate loans through active write-offs. Net charge-offs of corporate loans as a percentage of total corporate loans increased from 0.1% as of December 31, 2024 to 0.4% as of December 31, 2025, as the increase in net charge-offs of corporate loans outpaced the increase in total corporate loans.

During 2024, impaired corporate loans as a percentage of total corporate loans increased, as our impaired corporate loans increased 62.4% from ￦1,625 billion as of December 31, 2023 to ￦2,639 billion as of December 31, 2024, while our total corporate loans increased 9.6% from ￦200,859 billion as of December 31, 2023 to ￦220,090 billion as of December 31, 2024. Allowance for credit losses for corporate loans as a percentage of total corporate loans also increased during 2024, as an 11.1% increase in our allowance for credit losses for corporate loans from ￦2,074 billion as of December 31, 2023 to ￦2,304 billion as of December 31, 2024 outpaced the increase in our total corporate loans. The increase in our allowance for credit losses for corporate loans was mainly attributable to our measures to address a potential increase in credit loss that could result from a deterioration in the overall asset quality of our corporate loan portfolio caused by the potentially adverse economic conditions in Korea and globally. However, allowance for credit losses as a percentage of impaired corporate loans decreased as the increase in our allowance for credit losses for corporate loans was outpaced by the increase in our impaired corporate loans. Net charge-offs of corporate loans as a percentage of total corporate loans remained stable at 0.1% as of December 31, 2023 and 2024.

Consumer Loans and Credit Card Balances

The following table shows, for the years indicated, certain information regarding our impaired loans to the consumer sector, excluding credit card balances:

	As of December 31,
	2023	2024	2025
Impaired consumer loans as a percentage of total consumer loans	0.4%	0.5%	0.6%
Allowance for credit losses for consumer loans as a percentage of total consumer loans	0.4	0.4	0.4
Allowance for credit losses for consumer loans as a percentage of impaired consumer loans	86.0	84.0	72.7
Net charge-offs of consumer loans as a percentage of total consumer loans	0.2	0.1	0.1

During 2025, impaired consumer loans as a percentage of total consumer loans increased, as a 19.2% increase in our impaired consumer loans from ￦782 billion as of December 31, 2024 to ￦932 billion as of December 31, 2025 outpaced a 4.1% increase in our total consumer loans from ￦156,849 billion as of December 31, 2024 to ￦163,257 billion as of December 31, 2025. Allowance for credit losses for consumer loans as a percentage of total consumer loans remained relatively stable at 0.4% as of December 31, 2024 and 2025, as a 3.2% increase in our allowance for credit losses for consumer loans from ￦657 billion as of December 31, 2024 to ￦678 billion as of December 31, 2025 was more than matched by the increase in our total consumer loans. The increases in impaired consumer loans and allowance for credit losses for consumer loans were mainly attributable to a deterioration in the overall asset quality of our consumer loan portfolio caused by the adverse changes in economic conditions in Korea and globally in 2025. However, allowance for credit losses for consumer loans as a percentage of impaired consumer loans decreased, as the increase in impaired consumer loans outpaced the increase in allowance for credit losses for consumer loans. Net charge-offs of consumer loans as a percentage of total consumer loans remained stable at 0.1% as of December 31, 2024 and 2025.

During 2024, impaired consumer loans as a percentage of total consumer loans increased, as a 21.8% increase in our impaired consumer loans from ￦642 billion as of December 31, 2023 to ￦782 billion as of December 31, 2024 outpaced a 6.1% increase in our total consumer loans from ￦148,169 billion as of December 31, 2023 to ￦156,849 billion as of December 31, 2024. Allowance for credit losses for consumer loans as a percentage of total consumer loans remained relatively stable at 0.4% as of December 31, 2023 and 2024, as a 19.0% increase in our allowance for credit losses for consumer loans from ￦552 billion as of December 31, 2023 to ￦657 billion as of December 31, 2024 was mostly matched by the increase in our total consumer loans. The increases in impaired consumer loans and allowance for credit losses for consumer loans were mainly attributable to a deterioration in the overall asset quality of our consumer loan portfolio caused by the adverse changes in economic conditions in Korea and globally in 2024. However, allowance for credit losses for consumer loans as a percentage of impaired consumer loans decreased, as the increase in impaired consumer loans outpaced the increase in allowance for credit losses for consumer loans. Net charge-offs of consumer loans as a percentage of total consumer decreased from 0.2% as of December 31, 2023 to 0.1% as of December 31, 2024, as a decrease in net charge-offs of consumer loans was enhanced by an increase in total consumer loans.

The following table shows, for the years indicated, certain information regarding our impaired credit card balances:

	As of December 31,
	2023	2024	2025
Impaired credit card balances as a percentage of total credit card balances(1)	2.0%	2.2%	2.3%
Allowance for credit losses for credit card balances as a percentage of total credit card balances(1)	2.8	3.2	3.1
Allowance for credit losses for credit card balances as a percentage of impaired credit card balances(1)	137.9	141.4	136.9
Net charge-offs of credit card balances as a percentage of total credit card balances(1)	2.0	2.2	2.6

(1)	Includes corporate credit card balances.

During 2025, impaired credit card balances as a percentage of total credit card balances increased, as a 12.5% increase in our impaired credit card balances from ￦280 billion as of December 31, 2024 to ￦315 billion as of December 31, 2025 outpaced an 11.9% increase in our total credit card balances from ￦12,489 billion as of December 31, 2024 to ￦13,969 billion as of December 31, 2025. Allowance for credit losses for credit card balances as a percentage of both impaired credit card balances and total credit card balances decreased, as an 8.8% increase in our allowance for credit losses for credit card balances from ￦396 billion as of December 31, 2024 to ￦431 billion as of December 31, 2025 was outpaced by the increases in impaired credit card balances and total credit card balances. Net charge-offs of credit card balances as a percentage of total credit card balances increased from 2.2% as of December 31, 2024 to 2.6% as of December 31, 2025, as the increase in net charge-offs of credit card balances outpaced the increase in total credit card balances.

During 2024, impaired credit card balances and allowance for credit losses for credit card balances, each as a percentage of total credit card balances, increased mainly because the effect of a deterioration in the overall credit quality of our credit card portfolio was slightly enhanced by a 0.3% decrease in total credit card balances from ￦12,524 billion as of December 31, 2023 to ￦12,489 billion as of December 31, 2024. Moreover, allowance for credit losses for credit card balances as a percentage of impaired credit card balances increased, as a 13.5% increase in our allowance for credit losses for credit card balances from ￦349 billion as of December 31, 2023 to ￦396 billion as of December 31, 2024 outpaced a 10.7% increase in impaired credit card balances from ￦253 billion as of December 31, 2023 to ￦280 billion as of December 31, 2024. Net charge-offs of credit card balances as a percentage of total credit card balances increased from 2.0% as of December 31, 2023 to 2.2% as of December 31, 2024, as the decrease in net charge-offs of credit card balances was outpaced by the decrease in total credit card balances.

Net Fees and Commissions Income

The following table shows, for the years indicated, the components of our net fees and commissions income:

	Year ended December 31,						Percentage change
	2023		2024		2025		2024/2023	2025/2024
	(in billions of Won)						(%)
Fees and commissions income	￦	2,566	￦	2,874	￦	3,018	12.0%	5.0%
Fees and commissions expense		(845)		(788)		(857)	(6.7)	8.8

Total fees and commissions income, net	￦	1,720	￦	2,086	￦	2,160	21.3%	3.5%

Comparison of 2025 to 2024

Our net fees and commissions income increased 3.5% from ￦2,086 billion in 2024 to ￦2,160 billion in 2025, as a 5.0% increase in fees and commissions income from ￦2,874 billion in 2024 to ￦3,018 billion in 2025 was offset in part by an 8.8% increase in fees and commissions expense from ￦788 billion in 2024 to ￦857 billion in 2025.

The 5.0% increase in fees and commissions income was primarily due to a 7.8% increase in fees and commissions received related to leases from ￦892 billion in 2024 to ￦962 billion in 2025, which was enhanced by a 14.1% increase in other miscellaneous fees received from ￦270 billion in 2024 to ￦308 billion in 2025. The increase in fees and commissions received related to leases was mainly due to an increase in fees and commissions received relating to leases of Woori Financial Capital.

The 8.8% increase in fees and commissions expense was primarily due to a 12.9% increase in fees and commissions paid from ￦340 billion in 2024 to ￦384 billion in 2025, which mainly reflected an increase in such fees paid by Woori Financial Capital due to their increased sales efforts. Such increase was enhanced by a 100.0% increase in other miscellaneous fees paid from ￦20 billion in 2024 to ￦40 billion in 2025.

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

For further information regarding our net fees and commissions income, see Note 33 of the notes to our consolidated financial statements included elsewhere in this annual report.

Net Insurance Income

The following table shows, for the years indicated, the components of our net insurance income, which we derive from Tongyang Life Insurance and ABL Life Insurance, which we acquired in July 2025 (see “Item 4.B. Business Overview—Other Businesses—Life Insurance”):

	Year ended December 31,						Percentage change
	2023		2024		2025		2024/2023		2025/2024
	(in billions of Won)						(%)
Insurance income	￦	—	￦	—	￦	1,042	N/A	(1)	N/A	(1)
Insurance expense		—		—		939	N/A	(1)	N/A	(1)

Total insurance income, net	￦	—	￦	—	￦	104	N/A	(1)	N/A	(1)

(1)	N/A = not applicable.

For further information regarding our net insurance income, see Note 35 of the notes to our consolidated financial statements included elsewhere in this annual report.

Net Gain on Financial Instruments

The following table shows, for the years indicated, the components of our net gain on financial instruments:

	Year ended December 31,						Percentage change
	2023		2024		2025		2024/2023	2025/2024
	(in billions of Won)						(%)
Net gain on financial instruments at fair value through profit or loss	￦	488	￦	1,493	￦	726	205.9%	(51.4)%
Net gain (loss) on financial assets at fair value through other comprehensive income		(38)		97		131	N/M(1)	35.1
Net gain arising on financial assets at amortized cost		204		287		108	40.7	(62.4)

Total net gain on financial instruments	￦	655	￦	1,876	￦	964	186.4%	(48.6)%

(1)	N/M = not meaningful.

Comparison of 2025 to 2024

Our net gain on financial instruments decreased 48.6% from ￦1,876 billion in 2024 to ￦964 billion in 2025. Such decrease was primarily attributable to a 51.4% decrease in net gain on financial instruments at fair value through profit or loss from ￦1,493 billion in 2024 to ￦726 billion in 2025.

The 51.4% decrease in net gain on financial instruments at fair value through profit or loss resulted mainly from an 88.5% decrease in net gain on the transactions and valuation of currency derivatives held for trading from ￦1,084 billion in 2024 to ￦125 billion in 2025, which was offset in part by a six-fold increase in net gain on the transactions and valuation of interest rate derivatives held for trading from ￦36 billion in 2024 to ￦232 billion in 2025.

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

For further information regarding our net gain on financial instruments, see Notes 37 and 38 of the notes to our consolidated financial statements included elsewhere in this annual report.

General and Administrative Expenses

The following table shows, for the years indicated, the components of our general and administrative expenses:

	Year ended December 31,						Percentage change
	2023		2024		2025		2024/2023	2025/2024
	(in billions of Won)						(%)
Employee benefits	￦	2,729	￦	2,738	￦	3,245	0.3%	18.5%
Depreciation and amortization		503		540		581	7.4	7.6
Other general and administrative expenses		1,212		1,192		1,355	(1.7)	13.7

General and administrative expenses	￦	4,443	￦	4,469	￦	5,180	0.6%	15.9%

Comparison of 2025 to 2024

Our general and administrative expenses increased 15.9% from ￦4,469 billion in 2024 to ￦5,180 billion in 2025, primarily due to an 18.5% increase in employee benefits from ￦2,738 billion in 2024 to ￦3,245 billion in 2025 and a 13.7% increase in other general and administrative expenses from ￦1,192 billion in 2024 to ￦1,355 billion in 2025.

The 18.5% increase in employee benefits was primarily due to a 9.0% increase in short-term employee benefits, which include salaries and employee fringe benefits, from ￦2,574 billion in 2024 to ￦2,805 billion in 2025, which was enhanced by a significant increase in termination expenses from ￦2 billion in 2024 to

￦176 billion in 2025. The increase in short-term employee benefits was principally due to increases in the number of employees and the salaries paid to each employee. The increase in termination expenses mainly reflected a delay in the recognition of our early retirement expenses for 2024 from the fourth quarter of 2024 to the first quarter of 2025.

The 13.7% increase in other general and administrative expenses was principally due to an increase in miscellaneous other expenses, which in turn mainly reflected our expenditures in establishing a new company-wide system for Woori Investment Securities following its transition into a comprehensive securities firm, as well as an increase in our investments into new business areas, the effects of which were enhanced by increases in computer and IT expenses and advertising expenses.

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

Other Net Operating Expenses

The following table shows, for the years indicated, the components of our other net operating expenses:

	Year ended December 31,						Percentage change
	2023		2024		2025		2024/2023	2025/2024
	(in billions of Won)						(%)
Other operating income	￦	1,841	￦	1,289	￦	2,809	(30.0)%	117.9%
Other operating expenses		(3,362)		(4,008)		(4,217)	19.2	5.2

Total other net operating expenses	￦	(1,521)	￦	(2,719)	￦	(1,408)	78.8%	(48.2)%

Comparison of 2025 to 2024

Our other net operating expenses decreased 48.2% from ￦2,719 billion in 2024 to ￦1,408 billion in 2025, as a 117.9% increase in other operating income from ￦1,289 billion in 2024 to ￦2,809 billion in 2025 was offset in part by a 5.2% increase in other operating expenses from ￦4,008 billion in 2024 to ￦4,217 billion in 2025.

Other operating income includes principally gains on transaction of foreign exchange, gains related to derivatives designated for hedging, gains on fair value hedges and miscellaneous other operating income. The 117.9% increase in other operating income was mainly attributable to a 186.7% increase in gains on transaction of foreign exchange from ￦723 billion in 2024 to ￦2,073 billion in 2025, which was in turn primarily due to higher exchange rate volatility in 2025 compared to 2024.

Other operating expenses include principally losses on transaction of foreign exchange, KDIC deposit insurance premiums, contributions to miscellaneous funds, losses related to derivatives designated for hedging, losses on fair value hedges and miscellaneous other operating expenses. The 5.2% increase in other operating expenses was primarily the result of a significant increase in losses related to derivatives designated for hedging from ￦24 billion in 2024 to ￦625 billion in 2025 and, to a lesser extent, a 14.3% increase in miscellaneous other operating expenses from ￦1,121 billion in 2024 to ￦1,281 billion in 2025. The increase in losses related to derivatives designated for hedging was mainly due to higher exchange rate volatility in 2025 compared to 2024, while the increase in miscellaneous other operating expenses was primarily due to an increase in lease depreciation costs resulting from an increase in Woori Financial Capital’s operating lease assets. The effects of such increases were offset in large part by a 32.2% decrease in losses on transaction of foreign exchange from ￦1,755 billion in 2024 to ￦1,190 billion in 2025, which was principally due to changes in the fair value of derivatives used to hedge against foreign exchange risk. On a net basis, net gain (loss) on transaction of foreign exchange changed from a net loss of ￦1,032 billion in 2024 to a net gain of ￦882 billion in 2025, as the increase in gains on transaction of foreign exchange, which is recorded as part of other operating income, was enhanced by the decrease in losses on transaction of foreign exchange.

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

For further information regarding our other net operating expenses, see Notes 40-(2) and (3) of the notes to our consolidated financial statements included elsewhere in this annual report.

Net Other Non-operating Expenses

The following table shows, for the years indicated, the components of our net other non-operating expenses:

	Year ended December 31,						Percentage change
	2023		2024		2025		2024/2023	2025/2024
	(in billions of Won)						(%)
Other non-operating income	￦	118	￦	88	￦	727	(25.4)%	726.1%
Other non-operating expenses		(209)		(197)		(410)	(5.7)	108.1

Total net other non-operating income (expenses)	￦	(91)	￦	(109)	￦	317	19.8%	N/M	(1)

(1)	N/M = not meaningful.

Comparison of 2025 to 2024

Our net other non-operating income (expenses) changed from net expenses of ￦109 billion in 2024 to net income of ￦317 billion in 2025, due to an eight-fold increase in other non-operating income from ￦88 billion in 2024 to ￦727 billion in 2025, which was offset in part by a 108.1% increase in other non-operating expenses from ￦197 billion in 2024 to ￦410 billion in 2025.

Other non-operating income includes principally rental fee income, gain on disposal of investments in joint ventures and associates, gain on disposal of premises and equipment, intangible assets and other assets, reversal of impairment loss on premises and equipment, bargain purchase gain, intangible assets and other assets and miscellaneous other non-operating income. The eight-fold increase in other non-operating income was primarily attributable to a bargain purchase gain of ￦581 billion that was recognized in 2025, which in turn was attributable to our acquisitions of Tongyang Life Insurance and ABL Life Insurance in July 2025.

Other non-operating expenses include principally depreciation on investment properties, operating expenses on investment properties, losses on disposal of investments in joint ventures and associates, losses on disposal of premises and equipment, intangible assets and other assets, impairment losses on premises and equipment, intangible assets and other assets, donations and miscellaneous other non-operating expenses. The 108.1% increase in other non-operating expenses was primarily attributable to a significant increase in impairment losses of premises and equipment, intangible assets and other assets from ￦4 billion in 2024 to ￦86 billion in 2025 and a 129.0% increase in miscellaneous other non-operating expenses from ￦62 billion in 2024 to ￦142 billion in 2025, the effects of which were enhanced by a 40.3% increase in donations. The increase in impairment losses of premises and equipment, intangible assets and other assets was primarily due to the amortization of goodwill relating to our acquisitions, while the increase in in miscellaneous other non-operating expenses was mainly attributable to the fines imposed on us by the Korea Fair Trade Commission for alleged collusions with other banks and our contributions to the Korean government’s New Leap Fund to extinguish or restructure certain delinquent loans. See “Item 8.A. Consolidated Statements and Other Financial Information—Legal Proceedings and Regulatory Actions” and “Item 3.D. Risk Factors—Risks relating to our consumer credit portfolio—We may experience increases in delinquencies in our consumer loan and credit card portfolios.”

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

For further information regarding our net other non-operating income (expenses), see Notes 41-(3) and (4) of the notes to our consolidated financial statements included elsewhere in this annual report.

Share of Gain (Loss) of Joint Ventures and Associates

Comparison of 2025 to 2024

Our share of gain of joint ventures and associates increased 30.3% from ￦76 billion in 2024 to ￦99 billion 2025. Such increase was primarily due to a 28.1% increase in our gains on valuation of investments in joint ventures and associates from ￦96 billion in 2024 to ￦123 billion in 2025, resulting mainly from increases in the share of profits from Lotte Card Co., Ltd. and Kbank, among others.

Comparison of 2024 to 2023

Our share of gain of joint ventures and associates decreased 30.9% from ￦110 billion 2023 to ￦76 billion in 2024. Such decrease was primarily due to a 27.8% decrease in our gains on valuation of investments in joint ventures and associates from ￦133 billion in 2023 to ￦96 billion in 2024, resulting mainly from a decrease in the share of profits from Lotte Card Co., Ltd.

For further information regarding our investments in joint ventures and associates, see Note 14 of the notes to our consolidated financial statements included elsewhere in this annual report.

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

Comparison of 2025 to 2024

Income tax expense decreased 17.9% from ￦1,051 billion in 2024 to ￦863 billion in 2025, mainly due to the recognition of deferred tax benefits of ￦333 billion in 2025 compared to deferred tax expenses of ￦431 billion in 2024, which principally reflected changes in deferred tax assets and liabilities due to temporary differences, arising from one-time tax adjustments identified during a recent tax audit. The effect of such recognition was offset in large part by a corresponding increase in current tax expense from ￦620 billion in 2024 to ￦1,196 billion in 2025, resulting from the deferred tax adjustments. Our effective tax rate was 24.9% in 2024 and 21.1% in 2025.

Comparison of 2024 to 2023

Income tax expense increased 18.0% from ￦891 billion in 2023 to ￦1,051 billion in 2024, mainly as a result of a 20.1% increase in our net income before income tax expense from ￦3,517 billion in 2023 to ￦4,223 billion in 2024. Our effective tax rate was 25.3% in 2023 and 24.9% in 2024.

For further information regarding our income tax expense, see Note 42 of the notes to our consolidated financial statements included elsewhere in this annual report.

Net Income

Comparison of 2025 to 2024

Due to the factors described above, our net income increased by 1.8% from ￦3,171 billion in 2024 to ￦3,228 billion in 2025.

Comparison of 2024 to 2023

Due to the factors described above, our net income increased by 20.7% from ￦2,627 billion in 2023 to ￦3,171 billion in 2024.

Results by Principal Business Segment

We compile and analyze financial information for our business segments based upon segment information used by our management for the purposes of resource allocation and performance evaluation. We currently have six operational business segments: banking, life insurance, credit card, capital, investment securities and other operations.

The following table shows, for the years indicated, our results of operations by segment:

	Net income (loss) Year ended December 31,						Net operating income (expense)(1) Year ended December 31,
	2023		2024		2025		2023		2024		2025
	(in billions of Won)
Banking	￦	2,515	￦	3,047	￦	2,582	￦	3,317	￦	4,069	￦	3,521
Life insurance		—		—		100		—		—		108
Credit card		112		148		151		147		192		214
Capital		128		141		149		168		188		197
Investment securities		(53)		3		27		(67)		(7)		10
Others(2)		1,421		1,110		979		1,450		1,112		1,108

Total(3)	￦	4,123	￦	4,449	￦	3,988	￦	5,016	￦	5,554	￦	5,158

(1)	Comprises net interest income (expense) and net non-interest income (expense) after general and administrative expenses and impairment losses due to credit losses.
(2)

Includes net income of ￦1,425 billion, ￦1,123 billion and ￦1,127 billion and net operating income of ￦1,425 billion, ￦1,123 billion and ￦1,295 billion, for the years ended December 31, 2023, 2024 and 2025, respectively, attributable to Woori Financial Group on a separate basis.

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

Banking

This segment primarily consists of the banking operations of Woori Bank and its overseas subsidiaries. Woori Bank provides a wide range of banking and other financial services to large corporations, small- and medium-sized enterprises and individuals in Korea. The following table shows, for the years indicated, our income statement data for this segment:

	Year ended December 31,						Percentage change
	2023		2024		2025		2024/2023	2025/2024
	(in billions of Won)						(%)
Income statement data
Net interest income	￦	6,536	￦	6,542	￦	6,807	0.1%	4.1%
Non-interest income		1,475		1,945		2,133	31.9	9.7
Impairment losses due to credit loss		(895)		(671)		(1,126)	(25.0)	67.8
General and administrative expenses		(3,799)		(3,747)		(4,293)	(1.4)	14.6

Net operating income		3,317		4,069		3,521	22.7	(13.5)
Non-operating income (expenses)		12		(60)		(162)	N/M (1)	170.0

Net income before tax		3,329		4,009		3,359	20.4	(16.2)
Tax expense		(814)		(962)		(777)	18.2	(19.2)

Net income	￦	2,515	￦	3,047	￦	2,582	21.2%	(15.3)%

(1)	N/M = not meaningful.

Comparison of 2025 to 2024

Our net income before tax for this segment decreased 16.2% from ￦4,009 billion in 2024 to ￦3,359 billion in 2025. Net income after tax also decreased 15.3% from ￦3,047 billion in 2024 to ￦2,582 billion in 2025.

Net interest income for this segment increased 4.1% from ￦6,542 billion in 2024 to ￦6,807 billion in 2025, primarily reflecting a decrease in interest expense for this segment, which in turn was primarily due to a decrease in the average cost of our interest-bearing liabilities, including deposits, which was partially offset by an increase in the average balance of such liabilities. Such decrease in interest expense was partially offset by a decrease in the interest income for this segment, which was primarily due to a decrease in the average yield on our interest-earning assets, including loans.

Non-interest income attributable to this segment increased 9.7% from ￦1,945 billion in 2024 to ￦2,133 billion in 2025, primarily due to an increase in income from our wealth management operations and our foreign exchange trading, derivatives and securities operations.

Impairment losses due to credit loss for this segment increased 67.8% from ￦671 billion in 2024 to ￦1,126 billion in 2025, primarily due to a deterioration in the asset quality of our loans to vulnerable sectors.

General and administrative expenses attributable to this segment increased 14.6% from ￦3,747 billion in 2024 to ￦4,293 billion in 2025, mainly due to the recognition of voluntary retirement expenses in 2025, which were not incurred in 2024, and an increase in IT investments to support future growth.

Non-operating expenses for this segment increased 170.0% from ￦60 billion in 2024 to ￦162 billion in 2025, primarily due to the fines imposed on us by the Korea Fair Trade Commission for alleged collusions with other banks and our contributions to the Korean government’s New Leap Fund to extinguish or restructure certain delinquent loans. See “Item 8.A. Consolidated Statements and Other Financial Information—Legal Proceedings and Regulatory Actions” and “Item 3.D. Risk Factors—Risks relating to our consumer credit portfolio—We may experience increases in delinquencies in our consumer loan and credit card portfolios.”

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

Life Insurance

This segment consists of the life insurance operations of Tongyang Life Insurance and ABL Life Insurance. In July 2025, we acquired 75.3% of the shares of Tongyang Life Insurance and 100.0% of the shares of ABL Life Insurance, as a result of which they became our consolidated subsidiaries. Through these subsidiaries, we offer a variety of individual and group life insurance products, including annuities, savings insurance, variable life insurance, whole life insurance and term life insurance as well as health insurance. The following table shows, for the year indicated, our income statement data for this segment:

Year ended December 31,
2025
(in billions of Won)
Income statement data
Net interest expense	￦ (106)
Non-interest income	271
Impairment losses due to credit loss	(6)
General and administrative expenses	(52)

Net operating income	108
Non-operating income	3

Net income before tax	111
Tax expense	(12)

Net income	￦ 100

Credit Card

This segment consists of the credit card operations of Woori Card. Woori Card offers credit card products and services mainly to consumers and corporate customers in Korea. The following table shows, for the years indicated, our income statement data for this segment:

	Year ended December 31,						Percentage change
	2023		2024		2025		2024/2023	2025/2024
	(in billions of Won)						(%)
Income statement data
Net interest income	￦	667	￦	706	￦	756	5.8%	7.1%
Non-interest income		122		192		212	57.4	10.4
Impairment losses due to credit loss		(356)		(404)		(433)	13.5	7.2
General and administrative expenses		(285)		(302)		(322)	6.0	6.6

Net operating income		147		192		214	30.6	11.5
Non-operating expense		(4)		(4)		(18)	0.0	350.0

Net income before tax		143		188		195	31.5	3.7
Tax expense		(31)		(40)		(44)	29.0	10.0

Net income	￦	112	￦	148	￦	151	32.1%	2.0%

Comparison of 2025 to 2024

Our net income before tax for this segment increased 3.7% from ￦188 billion in 2024 to ￦195 billion in 2025. Net income after tax also increased 2.0% from ￦148 billion in 2024 to ￦151 billion in 2025.

Net interest income for this segment increased 7.1% from ￦706 billion in 2024 to ￦756 billion in 2025, primarily due to an increase in interest income from our credit card loans and interest-bearing installment payments, the effect of which was enhanced by a decrease in our average funding costs.

Non-interest income attributable to this segment increased 10.4% from ￦192 billion in 2024 to ￦212 billion in 2025, mainly due to increases in merchant fees and international transaction fees.

Impairment losses due to credit loss for this segment increased 7.2% from ￦404 billion in 2024 to ￦433 billion in 2025, primarily as a result of an increase in provisions for impairment losses on credit card receivables due to weaker economic conditions in Korea in 2025 compared to 2024.

General and administrative expenses attributable to this segment increased 6.6% from ￦302 billion in 2024 to ￦322 billion in 2025, mainly due to an increase in rental expenses and IT outsourcing fees paid.

Non-operating expense for this segment increased more than four-fold from ￦4 billion in 2024 to ￦18 billion in 2025, mainly as a result of fines imposed by the Personal Information Protection Commission.

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

Capital

This segment consists of the capital operations of Woori Financial Capital. Woori Financial Capital mainly provides installment finance services and loan services including lease financing. The following table shows, for the year indicated, our income statement data for this segment:

	Year ended December 31,						Percentage change
	2023		2024		2025		2024/2023	2025/2024
	(in billions of Won)						(%)
Income statement data
Net interest income	￦	324	￦	232	￦	211	(28.4)%	(9.1)%
Non-interest income		129		144		215	11.6	49.3
Impairment losses due to credit loss		(189)		(84)		(120)	(55.6)	42.9
General and administrative expenses		(96)		(104)		(108)	8.3	3.8

Net operating income		168		188		197	11.9	4.8
Non-operating expense		(2)		(4)		(3)	100.0	(25.0)

Net income before tax		166		184		195	10.8	6.0
Tax expense		(39)		(43)		(46)	10.3	7.0

Net income	￦	128	￦	141	￦	149	10.2%	5.7%

Comparison of 2025 to 2024

Our net income before tax for this segment increased 6.0% from ￦184 billion in 2024 to ￦195 billion in 2025. Net income after tax also increased 5.7% from ￦141 billion in 2024 to ￦149 billion in 2025.

Net interest income for this segment decreased 9.1% from ￦232 billion in 2024 to ￦211 billion in 2025, mainly reflecting a rebalancing of our asset mix that led to an increased portion of non-interest-bearing assets in our portfolio, such as lease assets and rental assets, compared to the portion of interest-earning assets in our portfolio.

Non-interest income attributable to this segment increased 49.3% from ￦144 billion in 2024 to ￦215 billion in 2025, mainly due to an increase in gains on lease-related income, resulting from an increase in our lease assets as discussed above, as well as an increase in investment income.

Impairment losses due to credit loss for this segment increased 42.9% from ￦84 billion in 2024 to ￦120 billion in 2025, primarily due to a higher delinquency rate driven by a weaker economy in 2025 compared to 2024, strengthened protection for borrowers resulting from the enactment of the Personal Credit Management and Debtor Protection Act in October 2024 and a decrease in gains on the sale of non-performing loans.

General and administrative expenses attributable to this segment increased 3.8% from ￦104 billion in 2024 to ￦108 billion in 2025, mainly due to increases in employee-related expenses and depreciation expenses resulting from recent investments in IT infrastructure.

Non-operating expenses for this segment decreased 25.0% from ￦4 billion in 2024 to ￦3 billion in 2025, mainly due to an decrease in donations.

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

	Year ended December 31,						Percentage change
	2023		2024		2025		2024/2023	2025/2024
	(in billions of Won)						(%)
Income statement data
Net interest income	￦	100	￦	107	￦	120	7.0%	12.1%
Non-interest income		45		52		67	15.6	28.8
Impairment losses due to credit loss		(160)		(91)		(32)	(43.1)	(64.8)
General and administrative expenses		(51)		(74)		(145)	45.1	95.9

Net operating income (expense)		(67)		(7)		10	(89.6)	N/M (1)
Non-operating income (expense)		(1)		8		0	N/M (1)	(100.0)

Net income (loss) before tax		(68)		0		10	N/M (1)	N/M (1)
Tax benefit		14		2		17	(85.7)	750.0

Net income (loss)	￦	(53)	￦	3	￦	27	N/M (1)	800.0%

(1)	N/M = not meaningful.

Comparison of 2025 to 2024

Our net income before tax for this segment increased from ￦0 billion in 2024 to ￦10 billion in 2025. Net income after tax also increased nine-fold from ￦3 billion in 2024 to ￦27 billion in 2025.

Net interest income for this segment, which consists mainly of interest income from financing provided to corporations, increased 12.1% from ￦107 billion in 2024 to ￦120 billion in 2025, primarily reflecting a rebalancing of our investment portfolio to expand our investments in high-quality assets and loans to large corporations.

Non-interest income attributable to this segment increased 28.8% from ￦52 billion in 2024 to ￦67 billion in 2025, primarily driven by the expansion of Woori Investment Securities into investment banking and retail operations following receipt of regulatory approval.

Impairment losses due to credit loss for this segment decreased 64.8% from ￦91 billion in 2024 to ￦32 billion in 2025, primarily as a result of systematic management of our assets and successful debt recovery.

General and administrative expenses attributable to this segment increased 95.9% from ￦74 billion in 2024 to ￦145 billion in 2025, mainly due to our expenditures relating to the transition of Woori Investment Securities as a comprehensive securities firm, including increased employee-related expenses, expenses relating to the integration of our company-wide systems and expenses relating to the establishment of a new integrated securities platform.

Non-operating expenses for this segment decreased 100.0% from ￦8 billion in 2024 to ￦0 billion in 2025, mainly due to the recognition of a gain on bargain purchase recognized in 2024 resulting from our acquisition of Korea Foss Securities and its merger with Woori Investment Bank, which did not recur in 2025.

Comparison of 2024 to 2023

Our net income (loss) before tax for this segment changed from net losses of ￦68 billion in 2023 to net income of ￦0 billion in 2024. Net income (loss) after tax also changed from net loss of ￦53 billion in 2023 to net income of ￦3 billion in 2024.

Net interest income for this segment increased 7.0% from ￦100 billion in 2023 to ￦107 billion in 2024, primarily reflecting the additional interest income attributable to Korea Foss Securities, which merged with Woori Investment Bank in August 2024, as well as an expansion of our portfolio of interest-earning securities following the merger.

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

Others

Other operations include the operations of Woori Financial Group (on a separate basis), which constitutes a significant portion of the results of operations of the “Others” segment, and all of our subsidiaries (other than Woori Bank, Tongyang Life Insurance, ABL Life Insurance, Woori Card, Woori Financial Capital and Woori Investment Securities), including Woori Asset Trust, Woori Savings Bank, Woori Asset Management (which merged with Woori Global Asset Management in January 2024), Woori Credit Information, Woori Fund Service, Woori Private Equity Asset Management, Woori FIS, Woori Finance Research, Woori Financial F&I and Woori Venture Partners (which we acquired in March 2023). The following table shows, for the years indicated, our income statement data for this segment:

	Year ended December 31,						Percentage change
	2023		2024		2025		2024/2023	2025/2024
	(in billions of Won)						(%)
Income statement data
Net interest income	￦	115	￦	130	￦	64	13.0%	(50.8)%
Non-interest income(1)		2,011		1,579		1,766	(21.5)	11.8
Impairment losses due to credit loss		(120)		(177)		(283)	47.5	59.9
General and administrative expenses		(556)		(420)		(439)	(24.5)	4.5

Net operating income		1,450		1,112		1,108	(23.3)	(0.4)
Non-operating income (expenses)		2		16		(123)	700.0	N/M (2)

Net income before tax		1,453		1,128		984	(22.4)	(12.8)
Tax expense		(32)		(18)		(5)	(43.8)	(72.2)

Net income	￦	1,421	￦	1,110	￦	979	(21.9)%	(11.8)%

(1)

Includes the dividends we received from our consolidated subsidiaries (including the dividends we received on hybrid securities) amounting to ￦1,483 billion, ￦1,209 billion and ￦1,448 billion in the years ended December 31, 2023, 2024 and 2025, respectively.

(2)	N/M = not meaningful.

Comparison of 2025 to 2024

Our net income before tax for this segment decreased 12.8% from ￦1,128 billion in 2024 to ￦984 billion in 2025. Net income after tax also decreased 11.8% from ￦1,110 billion in 2024 to ￦979 billion in 2025.

Net interest income for this segment decreased 50.8% from ￦130 billion in 2024 to ￦64 billion in 2025, primarily due to decreases in the assets managed by Woori Financial F&I and the trust balance at Woori Asset Trust.

Non-interest income attributable to this segment increased 11.8% from ￦1,579 billion in 2024 to ￦1,766 billion in 2025, primarily as a result of increases in fee and commission income received by Woori Asset Management and dividends we received from our subsidiaries.

Impairment losses due to credit loss for this segment increased 59.9% from ￦177 billion in 2024 to ￦283 billion in 2025, primarily as a result of an increase in provisions related to responsibility-completion trusts, or trusts relating to construction project guarantees, of Woori Asset Trust.

General and administrative expenses attributable to this segment increased 4.5% from ￦420 billion in 2024 to ￦439 billion in 2025, mainly due to increases in employee-related expenses and other operating expenses.

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

Item 5.B.	Liquidity and Capital Resources

Financial Condition

Assets

The following table sets forth, as of the dates indicated, the principal components of our assets:

	As of December 31,				Percentage change
	2024		2025		2025/2024
	(in billions of Won)				(%)
Cash and cash equivalents	￦	27,281	￦	38,500	41.1%
Financial assets at fair value through profit or loss		25,203		34,245	35.9
Financial assets at fair value through other comprehensive income		43,798		83,500	90.6
Securities at amortized cost		19,203		18,707	(2.6)
Loans and other financial assets at amortized cost:		398,472		412,496	3.5
Due from banks(1)		2,631		2,675	1.7
Loans(1)		386,069		398,706	3.3
Loans in local currency		315,597		322,659	2.2
Loans in foreign currencies		33,167		32,376	(2.4)
Domestic banker’s usance		2,804		2,648	(5.6)
Credit card accounts		12,489		13,961	11.8
Bills bought in foreign currencies		4,328		4,396	1.6
Bills bought in local currency		225		83	(63.1)
Factoring receivables		6		6	0.0
Advances for customers on guarantees		10		13	30.0
Privately placed bonds		445		669	50.3
Securitized loans		3,301		3,325	0.7
Call loans		1,847		2,431	31.6
Bonds purchased under resale agreements		10,551		14,599	38.4
Financial lease receivables		1,107		991	(10.5)
Installment financial bonds		2,621		2,430	(7.3)
Others		—		448	N/ A (2)
Loan origination costs and fees		939		926	(1.4)
Discounted present value		(9)		(9)	0.0
Allowance for credit losses		(3,358)		(3,246)	(3.3)
Other financial assets(1)		9,772		11,115	13.7
Investments in joint ventures and associates		1,749		2,080	18.9
Reinsurance contract assets		—		620	N/ A (2)
Investment properties		451		999	121.5
Premises and equipment		3,371		3,781	12.2
Other assets(3)		6,227		6,529	4.8

Total assets	￦	525,753	￦	601,457	14.4%

(1)	Net of allowance for credit losses.
(2)	N/A = not applicable.
(3)	Includes intangible assets, assets held for sale, net defined benefit assets, current tax assets, deferred tax assets, derivative assets designated for hedging and other assets.

For further information on our assets, see “Item 4.B. Business Overview—Assets and Liabilities.”

Our total assets increased 14.4% from ￦525,753 billion as of December 31, 2024 to ￦601,457 billion as of December 31, 2025, principally due to a 90.6% increase in financial assets at fair value through other comprehensive income from ￦43,798 billion as of December 31, 2024 to ￦83,500 billion as of December 31, 2025, a 3.3% increase in loans from ￦386,069 billion as of December 31, 2024 to ￦398,706 billion as of December 31, 2025, an 81.4% increase in securities at fair value through profit or loss from ￦14,880 billion as of December 31, 2024 to ￦26,998 billion as of December 31, 2025 and a 41.1% increase in cash and cash equivalents from ￦27,281 billion as of December 31, 2024 to ￦38,500 billion as of December 31, 2025.

The increase in financial assets at fair value through other comprehensive income was primarily due to a 91.2% increase in debt securities from ￦42,923 billion as of December 31, 2024 to ￦82,061 billion as of December 31, 2025, which was in turn due to increases in debt securities from the Korean treasury and government agencies, debt securities from financial institutions, corporate debt securities, bonds denominated in foreign currencies and securities loaned.

The increase in loans was primarily attributable to a 2.2% increase in loans in local currency from ￦315,597 billion as of December 31, 2024 to ￦322,659 billion as of December 31, 2025, which was enhanced by a 38.4% increase in bonds purchased under resale agreements from ￦10,551 billion as of December 31, 2024 to ￦14,599 billion as of December 31, 2025.

The increase in securities at fair value through profit or loss was primarily due to a 170.9% increase in beneficiary certificates from ￦4,563 billion as of December 31, 2024 to ￦12,359 billion as of December 31, 2025, which was enhanced by a 40.4% increase in debt securities from ￦6,801 billion as of December 31, 2024 to ￦9,552 billion as of December 31, 2025.

Liabilities and Equity

The following table sets forth, as of the dates indicated, the principal components of our liabilities and our equity:

	As of December 31,				Percentage change
	2024		2025		2025/2024
	(in billions of Won)				(%)
Liabilities:
Financial liabilities at fair value through profit or loss	￦	9,897	￦	6,357	(35.8)%
Deposits due to customers		366,821		376,581	2.7
Borrowings		30,117		34,183	13.5
Debentures		48,207		55,583	15.3
Insurance contract liabilities		—		45,574	N/A (3)
Reinsurance contract liabilities		—		185	N/A (3)
Investment contract liabilities		—		3,434	N/A (3)
Provisions		611		791	29.5
Other financial liabilities		32,314		38,118	18.0
Other liabilities(1)		1,891		2,793	47.7

Total liabilities		489,858		563,598	15.1

Equity:
Shareholder’s equity:
Capital stock		3,803		3,803	0.0
Hybrid securities		3,810		3,710	(2.6)
Capital surplus		934		933	(0.1)
Other equity		(1,401)		(1,219)	(13.0)
Retained earnings(2)		26,951		28,790	6.8

		34,097		36,017	5.6
Non-controlling interests		1,798		1,842	2.4

Total equity		35,895		37,859	5.5

Total liabilities and equity	￦	525,753	￦	601,457	14.4%

(1)	Includes net defined benefit liability, current tax liabilities, deferred tax liabilities, derivative liabilities designated for hedging and other liabilities.
(2)	Includes regulatory reserve for credit loss of ￦2,393 billion as of December 31, 2024 and ￦2,678 billion as of December 31, 2025.
(3)	N/A = not applicable.

For further information on our liabilities, see “Item 4.B. Business Overview—Assets and Liabilities.”

Our total liabilities increased 15.1% from ￦489,858 billion as of December 31, 2024 to ￦563,598 billion as of December 31, 2025, principally due to the addition of ￦45,574 billion of insurance contract liabilities as of December 31, 2025 resulting from our acquisitions of Tongyang Life Insurance and ABL Life Insurance in July 2025. The effect of such addition was enhanced by a 2.7% increase in deposits due to customers from ￦366,821 billion as of December 31, 2024 to ￦376,581 billion as of December 31, 2025, a 15.3% increase in debentures from ￦48,207 billion as of December 31, 2024 to ￦55,583 billion as of December 31, 2025 and an 18.0% increase in other financial liabilities from ￦32,314 billion as of December 31, 2024 to ￦38,118 billion as of December 31, 2025. The increase in deposits due to customers was primarily due to an 8.5% increase in savings deposits with withdrawal on demand in local currency from ￦115,527 billion as of December 31, 2024 to ￦125,367 billion as of December 31, 2025 and an 8.7% increase in deposits in foreign currencies from ￦50,844 billion as of December 31, 2024 to ￦55,290 billion as of December 31, 2025, and was offset in part by a 21.0% decrease in certificate of deposits in local currency from ￦11,742 billion as of December 31, 2024 to ￦9,274 billion as of December 31, 2025 and a 1.1% decrease in other savings deposits in local currency from ￦175,381 billion as of December 31, 2024 to ￦173,435 billion as of December 31, 2025. The increase in other financial liabilities was primarily due to a 54.8% increase in domestic exchange settlement credits from ￦7,592 billion as of December 31, 2024 to ￦11,750 billion as of December 31, 2025.

Our total equity increased 5.5% from ￦35,895 billion as of December 31, 2024 to ￦37,859 billion as of December 31, 2025. Such increase mainly reflected a 6.8% increase in retained earnings from ￦26,951 billion as of December 31, 2024 to ￦28,790 billion as of December 31, 2025, which was in turn mainly attributable to the net income we generated in 2025.

Liquidity

Our primary source of funding has historically been and continues to be customer deposits, particularly lower-cost retail deposits. Customer deposits amounted to ￦366,821 billion and ￦376,581 billion as of December 31, 2024 and 2025, which represented approximately 80.5% and 78.8% of our total funding (before present value discounts), respectively. We have historically been able to use customer deposits to finance our operations generally, including meeting a portion of our liquidity requirements. Although the majority of deposits are short term, it has been our experience that the majority of our depositors generally roll over their deposits at maturity, thus providing us with a stable source of funding. However, in the event that a substantial number of our depositors do not roll over their deposits or otherwise decide to withdraw their deposited funds, we would need to place increased reliance on alternative sources of funding, some of which may be more expensive than customer deposits, in order to finance our operations. See “Item 3.D. Risk Factors—Other risks relating to our business—Our funding is highly dependent on short-term deposits, which dependence may adversely affect our operations.” In particular, we may increase our utilization of alternative funding sources such as short-term borrowings and cash and cash equivalents (including funds from maturing loans), as well as liquidating our positions in trading and investment securities and using the proceeds to fund parts of our operations, as necessary.

We also obtain funding through borrowings and issuances of debentures to meet our liquidity needs. Borrowings represented 8.1% and 8.8% of our total funding as of December 31, 2024 and 2025, respectively. Debentures represented 10.6% and 11.6% of our total funding as of December 31, 2024 and 2025, respectively. For further information on our sources of funding, see “Item 4.B. Business Overview—Assets and Liabilities—Funding.”

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

Contractual Obligations and Off-Balance Sheet Arrangements

The following table sets forth our contractual obligations as of December 31, 2025:

	Payments due by period
	Total		Less than 1 year		1-3 years		3-5 years		More than 5 years
	(in billions of Won)
Contractual obligations
Borrowing obligations(1)	￦	34,367	￦	29,967	￦	3,048	￦	834	￦	518
Debenture obligations(1)		59,707		19,928		28,737		6,914		4,128
Deposits(2)(3)		382,401		362,518		14,449		4,222		1,212
Lease obligations		618		216		255		102		45
Purchase obligations		463		249		126		62		26
Employee severance plan obligations		4,423		49		328		234		3,812

Total	￦	481,979	￦	412,927	￦	46,943	￦	12,368	￦	9,741

(1)

Includes estimated future interest payments, which have been estimated using contractual interest rates and scheduled contractual maturities of the outstanding borrowings and debentures as of December 31, 2025. In order to calculate future interest payments on debts with floating rates, we used contractual interest rates as of December 31, 2025.

(2)	Comprising certificates of deposit, other time deposits and installment deposits.
(3)	Includes estimated future interest payments, which have been estimated using weighted average interest rates paid in 2025 for each deposit product category and their scheduled contractual maturities.

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

The following table sets forth our off-balance sheet guarantees and commitments as of the dates indicated:

	As of December 31,
	2024		2025
	(in billions of Won)
Confirmed guarantees	￦	11,091	￦	11,464
Guarantees for loans		61		70
Acceptances		618		496
Guarantees in acceptances of imported goods		75		67
Other confirmed guarantees		10,338		10,832
Unconfirmed guarantees		4,939		4,108
Local letter of credit		168		161
Letters of credit		3,213		2,616
Other unconfirmed guarantees		1,558		1,331
Commercial paper purchase commitments and others		581		497
Loan commitments and others:
Loans		133,864		134,286
Others		6,564		10,206

We analyze our off-balance sheet legally binding credit-related commitments for possible losses associated with such commitments. We review the ability of the counterparties of the underlying credit-related commitments to perform their obligations under the commitments and, if we determine that a loss is probable and estimable, we establish allowances for possible losses in a manner similar to allowances that we would establish with respect to a loan granted under the terms of the applicable commitment. These allowances are reflected as provisions in our statement of financial position. As of December 31, 2025, we had established provisions for possible losses of ￦216 billion with respect to our guarantees and loan commitments.

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

The following table sets forth a summary of our capital and capital adequacy ratios as of December 31, 2024 and 2025 based on IFRS and applicable regulatory reporting standards:

	As of December 31,
	2024		2025
	(in billions of Won, except percentages)
Tier I capital
Tier I common equity capital
Capital stock	￦	3,803	￦	3,803
Capital surplus		934		933
Retained earnings		26,951		28,790
Non-controlling interests in consolidated subsidiaries		17		15
Others		(3,182)		(3,318)
Additional Tier I capital
Hybrid securities		3,810		3,710
Other equity		1,060		846
Total Tier I capital	￦	33,393	￦	34,779
Tier II capital
Allowance for credit losses(1)		803		591
Others		2,732		2,430
Total Tier II capital	￦	3,535	￦	3,021
Total Tier I and Tier II capital	￦	36,928	￦	37,800
Risk-weighted assets
Credit risk-weighted assets		210,365		209,095
Market risk-weighted assets		3,125		3,101
Operational risk-weighted assets		21,610		22,346
Total	￦	235,100	￦	234,542
Tier I common equity capital ratio		12.13%		12.89%
Total Tier I capital ratio		14.20		14.83
Tier II capital ratio		1.50		1.29
Total Tier I and Tier II capital ratio		15.71		16.12

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

Our articles of incorporation provide that the board can have no more than 15 directors. There must be at least three independent directors and they must comprise a majority of the directors. Each director may be elected for a term of office not exceeding three years and may be re-elected, provided that each independent director may be elected for a term of office not exceeding two years and may be re-elected on an annual basis but may not serve in such office for more than a total of six years. In addition, with respect to all directors, such term of office will be extended until the close of the annual general meeting of shareholders convened in respect of the last fiscal year of the director’s term of office. These terms are subject to the Korean Commercial Code, the Financial Holding Company Act of Korea and related regulations.

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

Standing Directors

Our standing director is as follows:

Name	Date of Birth	Position	Director Since	Year Term Ends(1)
Jong-Yong Yim	August 3, 1959	President and Chief Executive Officer	March 24, 2023	2029

(1)	The date on which the term will end will be the date of the general shareholders’ meeting in the relevant year.

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

Independent Directors

We currently have seven independent directors (formerly, outside directors). The terms of three of our former independent directors, In-Sub Yoon, Eun-Ju Lee and Sun-Young Park, expired in 2026. At our annual general meeting of shareholders in March 2026, we newly elected Jung-Hye Ryu and Yong-Geon Jung, and re-elected In-Sub Yoon, as our independent directors. Our current independent directors are as follows:

Name	Date of Birth	Position	Director Since	Year Term Ends(1)
In-Sub Yoon	January 1956	Independent director	January 27, 2022(2)	2027
Choon-Soo Kim	July 1956	Independent director	March 26, 2025	2027
Young-Hoon Kim	January 1958	Independent director	March 26, 2025	2027
Kang-Haeng Lee	September 1959	Independent director	March 26, 2025	2027
Yeong-Seop Rhee	May 1960	Independent director	March 26, 2025	2027
Yong-Geon Jung	January 1964	Independent director	March 23, 2026	2028
Jung-Hye Ryu	March 1976	Independent director	March 23, 2026	2028

(1)	The date on which the term will end will be the date of the general shareholders’ meeting in the relevant year.
(2)	Re-elected in March 2026, following the expiration of his initial term.

In-Sub Yoon was elected as an independent director in January 2022 and was re-elected in March 2026. He previously served as the chief executive officer of several life and non-life insurance companies and was the chairman of the board of directors of Fubon Hyundai Life Insurance and the chief executive officer of Korea Ratings. He holds a Bachelor of Science in Applied Statistics and a Master of Science in Accounting from Yonsei University.

Choon-Soo Kim was elected as an independent director in March 2025 and was previously the chief executive officer of Eugene Logistics and Gowoon Leisure. He holds a Bachelor of Arts in Law from Seoul National University.

Young-Hoon Kim was elected as an independent director in March 2025 and was a founding member and former chief executive officer of Daou Technology. He holds a Bachelor of Science in Industrial Engineering from Hanyang University and a Master of Business Administration from the Middlebury Institute of International Studies.

Kang-Haeng Lee was elected as an independent director in March 2025 and was previously a vice chairman of Korea Investment Holdings. He holds a Bachelor of Arts in Economics from Sogang University and has completed the Advanced Management Program from Seoul National University.

Yeong-Seop Rhee was elected as an independent director in March 2025 and was previously a professor at the Seoul National University Graduate School of International Studies. He also previously served as the president of the Korea Money and Finance Association, the director of the Institute of Financial and Economic Research at Seoul National University, and a member of the Steering Committee of the Korea Investment Corporation. He holds a Bachelor of Arts and a Master of Arts in Economics from Seoul National University, a Master of Arts in Statistics from the University of California, Berkeley and a Doctor of Philosophy in Economics from the University of California, Berkeley.

Yong-Geon Jung was elected as an independent director in March 2026 and is currently a non-standing director at the National Pension Philanthropic Foundation. He previously served as a managing director and compliance officer of K-Car Capital and the head of Financial Monitoring Center, a consumer advocacy group. He holds a Bachelor of Arts in Trade from Kyungnam University and a Master of Arts in Labor Economics from Korea University.

Jung-Hye Ryu was elected as an independent director in March 2026 and is currently a member of the Presidential Council on National Artificial Intelligence Strategy and a co-chair of the AI Future Forum of the Citizens’ Coalition for Scientific Society. She previously served in various roles in the platform business and future strategy divisions at Korea’s leading digital platform companies, including NAVER, NHN and Kakao. She holds a Bachelor of Arts in Anthropology from Seoul National University.

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

Executive Officers

In addition to the standing director who is also our executive officer, we currently have the following ten executive officers.

Name	Date of Birth	Position
Jeong-Soo Lee	January 5, 1967	President
Il-Jin Ouk	May 3, 1974	Deputy President
Jang-Keun Park	June 29, 1967	Deputy President
Kyu-Hwang Jeong	September 30, 1968	Deputy President and Compliance Officer
Seong-Min Kwak	December 20, 1969	Deputy President
Jung-Sup Lee	November 14, 1972	Managing Director
Je-Seong Park	May 21, 1972	Managing Director
Byung-Gyu Kim	September 19, 1970	Managing Director
Won-Myung Ko	January 21, 1972	Managing Director
Yeon-Ho Park	March 7, 1971	Managing Director

Jeong-Soo Lee serves as a president of our strategy and management group. Previously, he served as a deputy president of our strategy planning unit, a managing director of our strategy planning unit, a senior general manager of our investor relations department and a general manager of our investor relations department. He holds a Bachelor of Arts in German Language and Literature from Sogang University and a Master of Arts in International Finance from George Washington University.

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

Kyu-Hwang Jeong serves as a deputy president and our compliance officer. Previously, he served as a deputy president and a senior general manager of our audit department and a general manager of the social contribution department of Woori Bank. He holds a Bachelor of Arts in Economics from Korea University.

Seong-Min Kwak serves as a deputy president of our finance planning unit and our principal financial officer. Previously, he served as a senior general manager and a general manager of our finance and management department. He holds a Bachelor of Arts in Business Administration from Sogang University.

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

Byung-Gyu Kim serves as a managing director of our growth support unit. Previously, he served as a senior general manager of the head office business of Woori Bank, a general manager of the Jongno banking center of Woori Bank and a general manager of the structured finance department of Woori Bank. He holds a Bachelor of Arts in Business Administration from Yonsei University.

Won-Myung Ko serves as a managing director of our consumer protection unit. Previously, he served as a general manager of our ESG management department and a general manager of our digital innovation department. He holds a Bachelor of Arts in Japanese Language and Literature and a Master of Business Administration from Korea University.

Yeon-Ho Park serves as a managing director of our audit unit. Previously, he served as a senior general manager and a general manager of our risk management department. He holds a Bachelor of Arts in Statistics and a Master of Business Administration from Korea University.

None of the executive officers is involved in any significant business activities outside us and our subsidiaries.

Item 6.B.	Compensation

The aggregate remuneration and benefits-in-kind we paid in 2025 to our directors and our other executive officers, including the compliance officer and managing directors, was ￦5,280 million, which includes ￦195 million in provisions for allowances for severance and retirement benefits for such directors and officers. Such compensation does not include approximately ￦3,746 million of share-based payments that were accrued in 2025 and may be granted to certain directors and officers depending on their long-term performance from 2025 to 2028. Such share-based payments are paid in connection with performance sharing agreements that we enter into with certain of our and our subsidiaries’ directors (excluding independent directors) and executive officers, whereby we may grant a monetary amount equivalent to a specified number of our shares of common stock based on their market value within specified periods as long-term incentive performance shares in accordance with pre-determined performance targets. See “Item 6.E. Share Ownership—Share-based Payments” and Note 40-(4) of the notes to our consolidated financial statements included elsewhere in this annual report.

We do not have service contracts with any of these directors or officers that provide for benefits if employment with us is terminated.

The compensation of our officers and directors who received total annual compensation exceeding ￦500 million in 2025 was as follows:

Name	Position	Total Compensation in 2025 (in millions of Won)
Jong-Yong Yim	President and Chief Executive Officer	￦	1,193	(1)
Sung-Wook Lee	(Former) Deputy President(2)	￦	674	(3)
Jeong-Soo Lee	President(4)	￦	600	(5)
Chan-Ho Jeong	(Former) Deputy President(6)	￦	554	(7)

(1)

Such compensation does not include the share-based payments that may be granted in connection with the officer’s long-term performance from 2025 to 2028. The final cash payment to be granted will be based on a number of shares not exceeding 63,167 shares and the market price of our common stock, among other factors.

(2)	Term expired in January 2026.
(3)

Such compensation does not include the share-based payments that may be granted in connection with the officer’s long-term performance from 2025 to 2028. The final cash payment to be granted will be based on a number of shares not exceeding 16,676 shares and the market price of our common stock, among other factors.

(4)	Promoted from Deputy President to President in March 2026.
(5)

Such compensation does not include the share-based payments that may be granted in connection with the officer’s long-term performance from 2025 to 2028. The final cash payment to be granted will be based on a number of shares not exceeding 16,304 shares and the market price of our common stock, among other factors.

(6)	Resigned in February 2026.
(7)

Such compensation does not include a maximum long-term performance bonus of ￦233 million. The final amount to be paid will be determined based on the results of the officer’s long-term performance from 2025 to 2028.

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

Audit Committee

This committee consists of five independent directors: Choon-Soo Kim, Young-Hoon Kim, Kang-Haeng Lee, Yong-Geon Jung and Yeong-Seop Rhee. The chairman is Choon-Soo Kim. It reviews all audit and compliance-related matters and makes recommendations to our board. The Audit Committee, whose members must meet certain qualifications as experts under the committee charter, is also responsible for the following:

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

Risk Management Committee

This committee consists of four independent directors: In-Sub Yoon, Yeong-Seop Rhee, Kang-Haeng Lee and Jung-Hye Ryu. The chairman is Yeong-Seop Rhee. It comprehensively detects, measures, oversees and controls the relevant risks in the management of our subsidiaries and makes determinations on all significant issues relating to our risk management system. The major roles of the Risk Management Committee include:

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

This committee regularly receives reports from the Group Risk Management Council as well as the Group Risk Management Department, which in turn receives reports from subsidiary level risk management committees and groups. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk.” This committee holds regular meetings every quarter and also holds meetings on an ad hoc basis if deemed necessary by the chairman.

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

This committee holds regular meetings every year and also holds meetings on an ad hoc basis if deemed necessary.

Officer Candidate Recommendation Committee

This committee consists of all seven of our independent directors: In-Sub Yoon, Choon-Soo Kim, Young-Hoon Kim, Kang-Haeng Lee, Yeong-Seop Rhee, Yong-Geon Jung and Jung-Hye Ryu. The chairman is Kang-Haeng Lee. The committee oversees the selection of candidates for the president and chief executive officer, independent directors and Audit Committee members, among others. This committee holds meetings when such persons need to be appointed.

Subsidiary Representative Director Candidate Recommendation Committee

This committee consists of all eight of our directors: Jong-Yong Yim, In-Sub Yoon, Choon-Soo Kim, Young-Hoon Kim, Kang-Haeng Lee, Yeong-Seop Rhee, Yong-Geon Jung and Jung-Hye Ryu. The chairman is Jong-Yong Yim. The committee oversees the selection of candidates for the representative directors of our subsidiaries. This committee holds meetings when such persons need to be appointed.

Board ESG Management Committee

This committee consists of all eight of our directors: Jong-Yong Yim, In-Sub Yoon, Choon-Soo Kim, Young-Hoon Kim, Kang-Haeng Lee, Yeong-Seop Rhee, Yong-Geon Jung and Jung-Hye Ryu. The chairman is Jung-Hye Ryu. The committee oversees the direction of ESG management strategies and the establishment of such policies. This committee holds regular meetings every six months and also holds meetings on an ad hoc basis if deemed necessary.

Ethics and Internal Controls Committee

We established the committee in March 2025 in accordance with recent amendments to the Act on the Corporate Governance of Financial Companies of Korea, which provides for the establishment of an internal control committee as a means of enhancing the internal control systems of financial companies in Korea. This committee consists of five independent directors: In-Sub Yoon, Choon-Soo Kim, Young-Hoon Kim, Yeong-Seop Rhee and Yong-Geon Jung. The chairman is Yong-Geon Jung. The committee is responsible for overseeing the actions of our Ethics Management Office, which was established in November 2024 to monitor and oversee the conduct of our management personnel and to develop and disseminate our ethics policies, and also to ensure the independent functioning of our whistleblower system. This committee holds regular meetings every six months and also holds meetings on an ad hoc basis if deemed necessary.

Item 6.D.	Employees

As of December 31, 2025, we had a total of 62 full-time employees at our financial holding company, excluding 16 employees that hold concurrent positions at our subsidiaries. The following table sets forth information regarding our employees, on a non-consolidated basis and including employees holding concurrent positions at our subsidiaries, as of the dates indicated:

		As of December 31,
		2024	2025
Woori Financial Group	Full-time employees	70	78
	Contractual employees	45	44
Woori Bank	Full-time employees	13,209	12,869
	Contractual employees	926	1,003

At the holding company level, our employees do not currently have a labor union and are not members of an outside labor union. However, Woori Bank has a labor union, and approximately 71.3% of its employees as of December 31, 2025 were members of the Korea Financial Industry Union. Neither we nor Woori Bank has experienced any significant labor disputes in recent years, although we have made certain concessions to Woori Bank’s labor union and our labor association. See “Item 3.D. Risk Factors—Other risks relating to our business—Labor union unrest may disrupt our operations and hinder our ability to continue to reorganize our operations.” We have placed a high priority on our relationship with our employees and on maintaining an atmosphere of trust and cooperation between our labor and management.

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

In accordance with the National Pension Act of Korea, we contribute an amount equal to 4.75% of employee wages, and each employee contributes 4.75% of his or her wages, into each employee’s personal pension account, as of the date of this annual report. Such rates, however, are scheduled to gradually increase to 6.5% by 2033. In addition, in accordance with the Guarantee of Worker’s Retirement Benefits Act of Korea, we have adopted a retirement pension plan for our employees. Contributions under the retirement pension plan are deposited annually into a financial institution, and an employee may elect to receive a monthly pension or a lump-sum amount upon retirement. Our retirement pension plans are provided in the form of a defined benefit plan and a defined contribution plan. The defined benefit plan guarantees a certain payout at retirement, according to a fixed formula based on the employee’s average wages and the number of years for which the employee has been a plan member. The defined contribution plan, in which the employer’s contribution is determined in advance based on one-twelfth of an employee’s total annual pay, is managed directly by the employees. Under Korean law, we may not terminate the employment of full-time employees except under certain limited circumstances.

Item 6.E.	Share Ownership

Common Stock

As of March 31, 2026, the persons who are currently our directors or executive officers, in the aggregate, held 44,423 shares of our common stock. None of these persons individually held more than 1% of our outstanding common stock as of such date. The following table presents information regarding our directors and executive officers who beneficially owned our shares as of March 31, 2026.

Name of Executive Officer or Director	Number of Shares of Common Stock
Jong-Yong Yim	10,000
Jeong-Soo Lee	6,890
Il-Jin Ouk	4,000
Jang-Keun Park	2,850
Kyu-Hwang Jeong	11,741
Seong-Min Kwak	3,692
Je-Seong Park	5,250

Total	44,423

Share-based Payments

Under the Korean Commercial Code and our articles of incorporation, we may, by special resolution of our shareholders, grant to our officers and employees (including the officers and employees of our subsidiaries) who have contributed or are expected to contribute to our establishment, management, technological innovation, etc. options to purchase up to an aggregate of 15.0% of the total number of our then issued shares. We may grant such options to purchase up to 1.0% of the total number of our then issued shares by a resolution of our board of directors. As of December 31, 2025, we have not granted any such options to any of our officers or employees.

We have granted cash-settled share-based payments to certain executive officers. See Note 40-(4) of the notes to our consolidated financial statements.

ITEM 6.F.	Disclosure of A Registrant’s Action to Recover Erroneously Awarded Compensation

Not Applicable

Item 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Item 7.A.	Major Shareholders

The following table presents information regarding the beneficial ownership of our common stock at December 31, 2025 (unless otherwise indicated) by each person or entity known to us to own beneficially more than 5% of the outstanding shares of our common stock as of such date.

Except as otherwise indicated, each shareholder identified by name has:

•	sole voting and investment power with respect to its shares; and

•	record and beneficial ownership with respect to its shares.

Beneficial Owner	Number of Shares of Common Stock	Percentage of Total Shares of Common Stock	Percentage of Total Shares on a Fully Diluted Basis
Employee Stock Ownership Association	56,936,057	7.76	7.76
BlackRock Fund Advisors(1)	52,302,167	7.12	7.12
National Pension Service	49,136,320	6.69	6.69

(1)

The number of shares of common stock indicated are the total number of voting shares held by BlackRock Fund Advisors as of January 19, 2026, according to their report on significant holdings of stocks filed with the Financial Supervisory Service on February 10, 2026.

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

As of March 31, 2026, our chief executive officer owned 10,000 shares of our common stock and our other executive officers collectively owned 34,423 shares of our common stock. Choon-Soo Kim and Kang-Haeng Lee, our independent directors, owned 2,800 and 7,000 shares of our common stock, respectively. None of our other independent directors owned any shares of our common stock.

Other than as set forth above, no other person or entity known by us to be acting in concert, directly or indirectly, jointly or separately, owned 5.0% or more of the outstanding shares of our common stock or exercised control or could exercise control over us as of March 31, 2026. None of our major shareholders has different voting rights from our other shareholders.

As of the close of our shareholders’ register on December 31, 2025, approximately 52.4% of our issued shares were held in Korea by approximately 219,742 shareholders.

Item 7.B.	Related Party Transactions

We regularly engaged in transactions with entities affiliated with us or the Korean government. Generally, these transactions included the extension of loans, the purchase of debt securities and other ordinary course activities relating to our banking business.

As of December 31, 2025, we had an aggregate amount of ￦3,203 million in outstanding assets, including loans, from transactions with our key management personnel, which includes our executive officers and directors, as well as the executive officers and directors of our major subsidiaries and the chief executive officers of our other subsidiaries. All of these loans were made in the ordinary course of business, on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons and did not involve more than the normal risk of collectability or present other unfavorable features. For further information regarding our related party transactions, see Note 45 of the notes to our consolidated financial statements included elsewhere in this annual report.

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

See “Item 18. Financial Statements” and pages F-1 through F-237.

You should read the following data together with the more detailed information contained in “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements included elsewhere in this annual report. Historical results do not necessarily predict future results.

Profitability Ratios and Other Data

	Year ended December 31,
	2023	2024	2025

	(in percentages)
Net income as a percentage of:
Total average assets(1)	0.55%	0.62%	0.58%
Total average equity attributable to shareholders(1)	8.56	9.44	9.18
Net income attributable to shareholders as a percentage of:
Total average assets(1)	0.52	0.60	0.57
Total average equity attributable to shareholders(1)	8.17	9.18	8.89
Dividend payout ratio(2)	29.82	28.87	31.96
Net interest spread(3)	1.81	1.72	1.63
Net interest margin(4)	1.92	1.82	1.72
Efficiency ratio(5)	45.17	42.80	46.12
Equity–to-average asset ratio(6)	6.88	6.91	6.69
Cost-to-average assets ratio(7)	0.93	0.87	0.94

(1)

Total average assets (including average interest-earning assets) and total average equity attributable to shareholders are based on daily balances for Woori Bank and on quarterly balances for all of our other subsidiaries and our structured companies.

(2)	Represents the ratio of total dividends declared on common stock as a percentage of net income attributable to shareholders.
(3)	Represents the difference between the yield on average interest-earning assets and cost of average interest-bearing liabilities.
(4)	Represents the ratio of net interest income to average interest-earning assets.
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

(6)	Represents the ratio of total average equity to total average assets.
(7)	Represents the ratio of general and administrative expenses to total average assets.

Asset Quality Data

	As of December 31,
	2024		2025

	(in billions of Won, except percentages)
Total loans(1)	￦	388,497	￦	401,035
Total non-performing loans(2)		2,075		1,896
Other impaired loans not included in non-performing loans		1,627		2,208
Total non-performing loans and other impaired loans		3,701		4,103
Total allowance for credit losses		3,358		3,245
Non-performing loans as a percentage of total loans		0.53%		0.47%
Non-performing loans as a percentage of total assets		0.39%		0.32%
Total non-performing loans and other impaired loans as a percentage of total loans		0.95%		1.02%
Allowance for credit losses as a percentage of total loans		0.86%		0.81%

(1)	Not including due from banks and other financial assets, and prior to deducting allowance for credit losses and present value discount or reflecting loan origination costs and fees.
(2)

Defined as those loans that are past due by 90 days or more or classified as substandard or below based on the Financial Services Commission’s asset classification criteria. See “Item 4.B. Business Overview—Assets and Liabilities—Asset Quality of Loans—Loan Classifications.”

Selected Statistical Information

Average Balances and Related Interest

The following tables show our average balances and interest rates for the past three years:

	Year ended December 31,
	2023					2024					2025
	Average Balance(1)		Interest Income(2)		Average Yield	Average Balance(1)		Interest Income(2)		Average Yield	Average Balance(1)		Interest Income(2)		Average Yield

	(in billions of Won, except percentages)
Assets
Interest-earning assets:
Due from banks	￦	22,357	￦	544	2.43%	￦	23,257	￦	624	2.68%	￦	24,482	￦	570	2.33%
Financial assets at fair value through profit or loss		10,930		192	1.76		13,007		237	1.82		18,577		303	1.63
Financial assets at fair value through other comprehensive income		34,430		999	2.90		37,198		1,282	3.45		54,401		1,866	3.43
Securities at amortized cost		26,189		783	2.99		21,548		643	2.98		18,752		540	2.88
Loans(3):
Commercial and industrial		165,383		8,342	5.04		183,885		8,922	4.85		185,237		7,832	4.23
Trade financing		8,624		392	4.55		8,528		403	4.73		6,873		268	3.90
Lease financing(4)		4,110		201	4.89		3,915		216	5.52		3,517		202	5.74
Other commercial		9,120		388	4.25		10,517		474	4.51		10,439		398	3.81
Securities purchased with agreements to resell		1,537		58	3.77		2,573		93	3.61		6,122		190	3.10
General purpose household(5)		77,875		4,876	6.26		76,691		4,806	6.27		75,438		4,415	5.85
Mortgage		68,296		3,016	4.42		78,236		3,304	4.22		88,450		3,500	3.96
Credit cards(2)		11,226		770	6.86		12,236		899	7.35		12,680		979	7.72

Total loans		346,171		18,043	5.21		376,581		19,117	5.08		388,756		17,784	4.57
Insurance finance assets		—		—	—		—		—	—		242		9	3.72
Other		14,461		81	0.56		15,336		110	0.72		20,230		116	0.57

Total average interest earning assets		454,538		20,642	4.54		486,927		22,013	4.52		525,440		21,188	4.03

Total average non-interest earning assets		25,619		—	—		26,655		—	—		26,541		—	—

Total average assets	￦	480,157	￦	20,642	4.30%	￦	513,582	￦	22,013	4.29%	￦	551,981	￦	21,188	3.84%

	Year ended December 31,
	2023					2024					2025
	Average Balance(1)		Interest Expense		Average Cost	Average Balance(1)		Interest Expense		Average Cost	Average Balance(1)		Interest Expense		Average Cost

	(in billions of Won, except percentages)
Liabilities
Interest-bearing liabilities:
Deposits due to customers:
Demand deposits	￦	8,912	￦	64	0.72%	￦	7,842	￦	58	0.74%	￦	7,637	￦	53	0.69%
Time and savings deposits		262,646		6,648	2.53		286,238		7,244	2.53		291,458		6,060	2.08
Certificates of deposit		11,773		455	3.86		11,910		449	3.77		10,139		309	3.05
Other deposits		49,409		1,571	3.18		53,286		1,848	3.47		55,770		1,628	2.92

Total deposits		332,740		8,738	2.63		359,276		9,599	2.67		365,004		8,050	2.21
Borrowings:
Borrowings		28,061		1,153	4.11		28,146		1,195	4.25		25,949		930	3.58
Securities sold with agreements to resell		1,872		60	3.21		2,051		77	3.75		3,741		118	3.15
Commercial paper		2,096		82	3.91		2,430		79	3.25		2,153		63	2.93

Total borrowings		32,029		1,295	4.04		32,627		1,351	4.14		31,843		1,111	3.49
Debentures		42,230		1,507	3.57		43,774		1,760	4.02		50,459		1,823	3.61
Insurance finance liabilities		—		—	—		—		—	—		20,007		756	3.78
Other		29,502		359	1.22		33,317		417	1.25		38,962		417	1.07

Total average interest-bearing liabilities		436,501		11,899	2.73		468,994		13,127	2.80		506,275		12,157	2.40

Total average non-interest-bearing liabilities		10,639		—	—		9,107		—	—		8,794		—	—

Total average liabilities		447,140		11,899	2.66		478,101		13,127	2.75		515,069		12,157	2.36

Total average equity		33,017		—	—		35,481		—	—		36,912		—	—

Total average liabilities and equity	￦	480,157	￦	11,899	2.48%	￦	513,582	￦	13,127	2.56%	￦	551,981	￦	12,157	2.20%

(1)	Average balances are based on daily balances for Woori Bank and on quarterly balances for all of our other subsidiaries and our structured companies.
(2)	Interest income from credit cards is derived from interest on credit card loans and credit card installment purchases.
(3)	Not including other financial assets, and prior to deducting allowance for credit losses and present value discount or reflecting loan origination costs and fees.
(4)	Includes automobile lease financing to consumer borrowers.
(5)	Includes home equity loans.

Analysis of Changes in Net Interest Income—Volume and Rate Analysis

The following table provides an analysis of changes in interest income, interest expense and net interest income based on changes in volume and changes in rate for 2024 compared to 2023 and 2025 compared to 2024. Information is provided with respect to: (1) effects attributable to changes in volume (changes in volume multiplied by prior rate) and (2) effects attributable to changes in rate (changes in rate multiplied by prior volume). Changes attributable to the combined impact of changes in rate and volume have been allocated proportionately to the changes due to volume changes and changes due to rate changes.

	2024 vs. 2023 Increase/(decrease) due to changes in						2025 vs. 2024 Increase/(decrease) due to changes in
	Volume		Rate		Total		Volume		Rate		Total

	(in billions of Won)
Interest-earning assets
Due from banks	￦	22	￦	58	￦	80	￦	33	￦	(87)	￦	(54)
Financial assets at fair value through profit or loss		37		8		45		101		(35)		66
Financial assets at fair value through other comprehensive income		80		203		283		594		(10)		584
Securities at amortized cost		(139)		(1)		(140)		(83)		(20)		(103)
Loans(1):
Commercial and industrial		933		(353)		580		66		(1,156)		(1,090)
Trade financing		(4)		15		11		(78)		(57)		(135)
Lease financing(2)		(10)		25		15		(22)		8		(14)
Other commercial		59		27		86		(4)		(72)		(76)
Securities purchased with agreements to resell		39		(4)		35		128		(31)		97
General purpose household(3)		(74)		4		(70)		(79)		(312)		(391)
Mortgage		439		(151)		288		431		(235)		196
Credit cards		69		60		129		33		47		80
Insurance finance assets		—		—		—		9		0		9
Other		5		24		29		35		(29)		6

Total interest income	￦	1,456	￦	(85)	￦	1,371	￦	1,164	￦	(1,989)	￦	(825)

Interest-bearing liabilities
Deposits due to customers:
Demand deposits	￦	(8)	￦	2	￦	(6)	￦	(2)	￦	(3)	￦	(5)
Time and savings deposits		597		(1)		596		132		(1,316)		(1,184)
Certificates of deposit		5		(11)		(6)		(67)		(73)		(140)
Other deposits		123		154		277		86		(306)		(220)
Borrowings:
Borrowings		3		39		42		(93)		(172)		(265)
Securities sold with agreements to resell		6		11		17		63		(22)		41
Commercial paper		13		(16)		(3)		(9)		(7)		(16)
Debentures		55		198		253		269		206		63
Insurance finance liabilities		—		—		—		756		0		756
Other		47		11		58		71		(71)		0

Total interest expense	￦	841	￦	387	￦	1,228	￦	1,206	￦	(2,176)	￦	(970)

Net interest income	￦	615	￦	(472)	￦	143	￦	(42)	￦	187	￦	145

(1)	Not including other financial assets and prior to deducting allowance for credit losses and present value discount or reflecting loan origination costs and fees.
(2)	Includes automobile lease financing to consumer borrowers.
(3)	Includes home equity loans.

Legal Proceedings and Regulatory Actions

As a financial institution with diverse operations, we are subject to legal proceedings and regulatory actions in the ordinary course of our business.

Woori Bank

In June 2022, Woori Bank discovered that large amounts of overseas wire transfers had been made under unusual circumstances in 2020 and 2021, and reported such activities to the Financial Supervisory Service. After similar activities were also reported by another bank, the Financial Supervisory Service launched an investigation in August 2022 into wire transfers under similar circumstances across all major banks in Korea, including Woori Bank, to determine whether these wire transfers, which were believed to be made in connection with cryptocurrency arbitrage transactions, violated the Foreign Exchange Transactions Act of Korea or the anti-money laundering provisions under the Act on Reporting and Using Specified Financial Transaction Information of Korea. In an interim report released in September 2022, the Financial Supervisory Service reported that an aggregate of over US$7.2 billion of suspicious overseas wire transfers were made through 12 banks, of which US$1.6 billion had been wired through Woori Bank. In June 2023, the Financial Supervisory Service announced that it had found the banks’ internal controls to have been inadequate to prevent such overseas wire transfers, and announced a three-layer plan, developed together with the Korea Federation of Banks, to improve the internal controls of Korean banks and prevent any similar recurrences in the future. In November 2023, the Financial Services Commission determined that the banks involved, including Woori Bank, had violated certain provisions of the Foreign Exchange Transactions Act of Korea, and accordingly, imposed an administrative fine of ￦177 million and a penalty surcharge of ￦309 million on Woori Bank and ordered three of Woori Bank’s branches to cease certain of their foreign exchange operations for a period of six months. In February 2024, Woori Bank received an institutional warning from the Financial Supervisory Service for violating the Bank Act of Korea, and subsequently, entered into a memorandum of understanding with the Financial Supervisory Service, which has obligated Woori Bank to make ongoing efforts to improve its internal controls system for violating the Foreign Exchange Transactions Act of Korea. In November 2025, the Korea Financial Intelligence Unit imposed administrative fines of ￦66 million on Woori Bank for violations of customer due diligence obligations, although it determined that Woori Bank did not violate any reporting obligations. In December 2025, the Financial Supervisory Service issued its inspection report, which affirmed that there had been no violation of any duties other than the customer due diligence obligations. In January 2023, an employee of Woori Bank was also sentenced to three years in prison for aiding such illegal overseas wire transfers and alerting the transferors about the investigations, which decision was confirmed on appeal in May 2023. Woori Bank was also indicted in July 2023 for such employee’s misconduct. Such case is currently pending in the Seoul Central District Court, and it is not possible to predict its final outcome at this time. There can be no assurance that the proceedings will not result in an unfavorable outcome, including the imposition of additional monetary damages, fines and other penalties against Woori Bank, which, if significant, may adversely affect its results of operations, cash flows and reputation.

In February 2023, the Korea Fair Trade Commission commenced investigations into certain Korean banks with respect to whether they had engaged in any collusion in violation of the relevant competition laws. In January 2024, the Korea Fair Trade Commission issued an examiner’s report addressed to four major banks in Korea, including Woori Bank, alleging that the banks had engaged in collusions by exchanging information about their loan-to-value ratios among themselves. In April 2024, Woori Bank responded to the Korea Fair Trade Commission with a denial of such allegations, to which the Korea Fair Trade Commission responded in November 2024 with a decision made through a plenary session of its members to conduct a reexamination of the incident. The Korea Fair Trade Commission concluded its reexamination in April 2025 and sent a report to the four relevant banks, including Woori Bank, maintaining its allegations that the banks had colluded among themselves. Although the four relevant banks, including Woori Bank, submitted written responses to the Korea Fair Trade Commission denying such allegations in August 2025, the Korea Fair Trade Commission imposed an aggregate fine of ￦272 billion on the four banks in February 2026, including ￦51.5 billion on Woori Bank. Woori Bank filed an administrative lawsuit challenging the imposition of such fines in March 2026. However, because Korean law requires that such fines be paid regardless of the status of any pending legal challenges, Woori Bank plans to complete its payment of such fines by the April 2026 deadline. If Woori Bank is successful in its challenge, the fines paid may later be refunded in whole or in part.

From time to time, we are subject to claims made by consumers that have incurred significant losses from their purchases of fund or securities products sold by us on the grounds that their losses resulted from irresponsible sales of such products by us.

•

In August 2019, the Financial Supervisory Service commenced an investigation into past sales by Woori Bank and other banks in Korea of derivative-linked fund and securities products tied to yields on treasury bonds of Germany and constant maturity swaps of the United Kingdom and the United States, which may have resulted in significant losses to certain customers who purchased such products. In December 2019, the dispute settlement committee of the Financial Supervisory Service recommended that the banks involved in the sale of such products, including Woori Bank, (i) compensate certain customers for a portion of their losses, and (ii) voluntarily reach agreements with the rest of the customers to compensate them within the range of 20% to 80% of their losses. As of December 31, 2025, Woori Bank had compensated a total of 1,256 out of the 1,258 customers with such claims. In March 2020, the Financial Services Commission imposed on Woori Bank an administrative fine of ￦19.7 billion and a six-month ban on sales of new private equity fund products. The Financial Supervisory Service also decided to impose a warning of reprimand on our former chief executive officer. Immediately following such decision, our former chief executive officer, in his individual capacity, filed a request to nullify the warning of reprimand as well as an injunction request to suspend the decision against him in the Seoul Administrative Court. In March 2020, the injunction request was granted and was affirmed by the Seoul High Court on appeal in August 2020. Such decision was confirmed in September 2020, and the warning of reprimand was suspended in August 2021 by the Seoul Administrative Court, and revoked by the Seoul High Court in July 2022, which in turn was confirmed by the Supreme Court in December 2022. In addition, in May 2020, Woori Bank filed a formal objection to the Financial Services Commission’s imposition of the fine in the Seoul Central District Court, where the case is currently pending. There can be no assurance that such decisions by the Financial Services Commission and the Financial Supervisory Service (as well as any similar investigations by other government authorities, and private claims by customers, to which we may become subject) will not adversely affect our results of operations, cash flows and reputation.

•

In February 2020, the Seoul Southern District Prosecutors’ Office commenced an investigation into the management of certain fund products by Lime Asset Management Co. which may have resulted in significant losses to certain customers who purchased such products from banks and securities companies in Korea, including Woori Bank. Such products of Lime Asset Management Co. included trade finance funds with investments in certain funds managed by International Investment Group, which had its license revoked by the Securities and Exchange Commission in November 2018 for concealing losses and selling fraudulent loan assets, triggering suspension of the redemption of such trade finance funds, as well as other fund products. In June 2020, the dispute settlement committee of the Financial Supervisory Service declared that the sale of the trade finance funds was voidable for fraud and misrepresentation by Lime Asset Management Co., and recommended that all sellers of such funds, including Woori Bank, refund the customers in full. Accordingly, Woori Bank refunded an aggregate of ￦64.7 billion to 288 customers that had purchased the trade finance funds from Woori Bank. In January 2022, Woori Bank filed a lawsuit in the Seoul Southern District Court against Lime Asset Management Co. and Shinhan Investment Corp., which had entered into a total return swap contract with Lime Asset Management Co. in connection with such trade finance funds, to recover the full amount that it had refunded. In February 2025, the Seoul Southern District Court ruled that Lime Asset Management Co. and Shinhan Investment Corp. must jointly compensate Woori Bank an aggregate of ￦45.3 billion, together with any interest on such amount. Although Shinhan Investment Corp. paid an aggregate of ￦55.4 billion (including interest) to Woori Bank in February 2025, it has also appealed such decision, which appeal remains ongoing. In addition, in February 2021, the dispute settlement committee recommended that the banks involved in the sales of fund products managed by Lime Asset Management Co. other than the trade finance funds reimburse 30% to 80% of the losses to its customers. Accordingly, as of December 31, 2025, Woori Bank reimbursed an aggregate of ￦161.9 billion to 1,267 out of the 1,301 customers with losses relating to such fund products, including the amounts that had previously been paid out prior to such recommendation, and is continuing to negotiate a settlement with the remaining customers. In July 2022, the Financial Services Commission imposed on Woori Bank a fine of ￦7.2 billion, which Woori Bank fully paid at a discounted amount of ￦5.8 billion, and a three-month ban on sales of new private equity fund products in connection with the sale of such fund products of Lime Asset Management Co. by Woori Bank. In addition, in November 2022, the Financial Supervisory Service issued a warning of reprimand to our former chief executive officer, which was not appealed, and also imposed various penalties ranging from temporary reductions in salary to suspensions of duty on Woori Bank’s employees. Furthermore, there are still a few lawsuits filed by investors against certain officers and employees of Woori Bank that remain ongoing. Although Woori Bank is fully cooperating with all relevant investigations and examinations by government authorities, it is not possible to predict the final outcome of such investigations at this time. There can be no assurance that such investigations (as well as any private claims by customers, to which we may become subject) will not result in an unfavorable outcome, including the imposition of monetary damages, fines and other penalties against us, which, if significant, may adversely affect our results of operations, cash flows and reputation.

In addition, from time to time, our employees, including those of our subsidiaries, have been discovered to have engaged in various types of misconduct, including embezzlement and fraud, among others.

•

In April 2022, Woori Bank became aware of a series of embezzlements committed between 2012 and 2020 by one of its employees, the aggregate amount of which was determined to be approximately ￦70.8 billion, and reported such incident to the relevant government authorities. In July 2022, the Financial Supervisory Service released a report on its examination results stating that although the principal cause of the embezzlement was employee misconduct, Woori Bank’s internal controls may have been inadequate to prevent such embezzlements. In November 2022, the Financial Supervisory Service and the Korea Federation of Banks jointly introduced the Measures to Innovate Bank Internal Controls, a plan to improve the internal controls of banks and other financial institutions to prevent the future occurrence of any such large-scale financial incidents. In September 2022 and June 2023, the Seoul Central District Court sentenced the embezzler to an aggregate of 19 years in prison, which was subsequently reduced on appeal by the Seoul High Court in January 2024 to an aggregate of 15 years in prison and confirmed by the Supreme Court in April 2024. The embezzler was also separately indicted on charges of concealing his criminal proceeds, for which the Seoul Central District Court sentenced him to four years in prison in May 2024, which sentence was confirmed on appeal by the Seoul High Court in June 2024 and by the Supreme Court in April 2025. The Financial Supervisory Service concluded its investigations in June 2022, and in January 2023, its sanction review committee imposed various penalties on Woori Bank and certain of its employees who had managerial or supervisory duties in connection with the embezzlement, of which Woori Bank was notified in January 2024.

•

In March 2024, Woori Bank discovered, during an internal audit of loans that had been approved by retired employees, that certain loans had been made improperly, which led Woori Bank to take initial actions by terminating the employment of those involved in such matter in April 2024. During this process, Woori Bank discovered that these problematic loans were made to a relative of Tae-Seung Son, our former president and chief executive officer, and the Financial Supervisory Service launched its own investigations into such matter. In August 2024, Woori Bank reported to the relevant investigative agencies certain parties that were involved in submitting fraudulent documents in connection with these loans, subsequent to which the Seoul Southern District Prosecutors’ Office commenced investigations that have since resulted in the indictments of those involved, including Mr. Son. In January 2025, the Seoul Southern District Prosecutors’ Office issued a report alleging that Woori Bank directly or indirectly provided Mr. Son’s relative with loans deemed to have been made improperly in the aggregate amount of approximately ￦51.7 billion between September 2021 and August 2023. In March 2026, the Seoul Southern District Prosecutors’ Office filed an additional indictment against a relative of Mr. Son for obtaining fraudulent loans and submitting forged documents to Woori Bank in the process of making such loans. We and Woori Bank are fully cooperating with all court proceedings and relevant investigations by government authorities, including investigations by the Financial Supervisory Service, but it is not possible to predict the final outcome of any such court proceedings or investigations at this time.

Tongyang Life Insurance

In 2022, the Financial Supervisory Service launched an investigation into an incident where Tongyang Life Insurance had allegedly used the personal credit information for which the retention and use period had already expired to introduce insurance products and solicit new contracts. The Financial Services Commission is currently reviewing whether such use constitutes a violation of the Use and Protection of Credit Information Act of Korea. It is not possible to predict the final outcome of such review as of the date of this annual report.

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

In addition, pursuant to our amended articles of incorporation, which became effective in March 2023, we may declare and distribute quarterly dividends to shareholders pursuant to a board resolution. Through a shareholders’ approval obtained at the annual general meeting of shareholders held in March 2025, we amended our articles of incorporation in line with certain amendments to the Financial Investment Services and Capital Markets Act of Korea made in January 2025 to allow our Board of Directors to authorize the distribution of such quarterly dividends in cash through a board resolution obtained within 45 days of the last day of March, June and September, as applicable. Furthermore, we enhanced our shareholders’ ability to predict dividend payments by allowing our Board of Directors, through a board resolution, to set the record date for quarterly dividends to come after the date of the board resolution for the relevant quarterly dividends. In order to enhance shareholder value, we have implemented tax-exempt dividend payments starting with our annual dividend for FY2025, funded by approximately Won 6,283 billion of retained earnings reclassified from capital surplus.

The table below sets forth the dividend per share of common stock and the total amount of dividends declared by us in respect of the years ended December 31, 2023, 2024 and 2025. Except as otherwise noted, the dividends set forth below with respect to each year were declared, paid and recorded in the following year.

Fiscal year	Dividends Per Share of Common Stock	Total Amount Of Cash Dividends Paid

	(in Won)	(in millions of Won)
2023(1)	1,000	747,302
2024(2)	1,200	891,045
2025(3)	1,360	998,468

(1)

Includes an interim dividend of Won 130,748 million (Won 180 per share of common stock as of June 30, 2023) declared in July 2023 and paid in August 2023 and an interim dividend of Won 135,341 million (Won 180 per share of common stock as of September 30, 2023) declared in October 2023 and paid in November 2023.

(2)

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

(3)

Includes an interim dividend of Won 147,428 million (Won 200 per share of common stock as of May 10, 2025) declared in April 2025 and paid in May 2025, an interim dividend of Won 146,804 million (Won 200 per share of common stock as of August 10, 2025) declared in July 2025 and paid in August 2025 and an interim dividend of Won 146,804 million (Won 200 per share of common stock as of November 10, 2025) declared in October 2025 and paid in November 2025.

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

As of March 31, 2026, we had 731,038,849 shares of common stock outstanding.

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

The shares of a listed Korean company owned by a foreign investor must be electronically registered in accordance with the Act on Electronic Registration of Stocks, Bonds, Etc. of Korea through an eligible custodian in Korea. The same entities eligible to act as a standing proxy are eligible to act as a custodian of shares for a non-resident or foreign investor. A foreign investor may be exempted from complying with the above requirement if it (i) acquires shares publicly offered or sold outside Korea for the purpose of listing on an overseas stock exchange or (ii) acquires or disposes of shares through an overseas stock exchange if such shares are simultaneously listed on the Korea Exchange and such overseas stock exchange.

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

Description of Capital Stock

We have set forth below information relating to our capital stock, including brief summaries of some of the provisions of our articles of incorporation, the Korean Commercial Code, Financial Investment Services and Capital Markets Act of Korea, and other related laws of Korea. These summaries do not purport to be complete and are subject to our articles of incorporation, and the applicable provisions of the Financial Investment Services and Capital Markets Act of Korea, the Korean Commercial Code and those related laws.

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

As of March 31, 2026, 734,076,320 shares of common stock were issued and 731,038,849 shares of common stock were outstanding. Pursuant to our articles of incorporation, which became effective upon our establishment on January 11, 2019 and was subsequently amended on March 24, 2023, we are authorized to issue various types of “class shares,” which include shares of voting and non-voting preferred stock, convertible stock, redeemable preferred stock and hybrid securities comprising one or more elements of the foregoing types of shares. There are no class shares currently outstanding. All of the issued and outstanding shares are fully paid and non-assessable and are in electronically registered form. We may issue the unissued shares without further shareholder approval, but these issuances are subject to a board resolution as provided in the articles of incorporation. See “—Pre-emptive Rights and Issuances of Additional Shares” and “—Dividends and Other Distributions—Distribution of Free Shares.” For a discussion of the history of our share capital, see Note 30 of the notes to our consolidated financial statements and “Item 4.A. History and Development of the Company—History—Establishment of Woori Finance Holdings,” “—Merger of Woori Bank and Woori Finance Holdings” and “—Establishment of Woori Financial Group.”

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

Our articles of incorporation reflect the adoption of the electronic securities system pursuant to the Act on Electronic Registration of Stocks, Bonds, Etc. of Korea. Accordingly, in lieu of issuing share certificates, we electronically register the rights to be indicated on our share certificates on the electronic registry of the electronic registration agency.

Organization

We are a financial holding company established under the Financial Holding Company Act of Korea. We are registered with the commercial registry office of Seoul District Court.

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

In addition, pursuant to our amended articles of incorporation, which became effective in March 2023, we may declare and distribute quarterly dividends to shareholders pursuant to a board resolution. Through a shareholders’ approval obtained at the annual general meeting of shareholders held in March 2025, we amended our articles of incorporation in line with certain amendments to the Financial Investment Services and Capital Markets Act of Korea made in January 2025 to allow our Board of Directors to authorize the distribution of such quarterly dividends in cash through a board resolution obtained within 45 days of the last day of March, June and September, as applicable. Furthermore, we enhanced our shareholders’ ability to predict dividend payments by allowing our Board of Directors, through a board resolution, to set the record date for quarterly dividends to come after the date of the board resolution for the relevant quarterly dividends. In order to enhance shareholder value, we have implemented tax-exempt dividend payments starting with our annual dividend for FY2025, funded by approximately Won 6,283 billion of retained earnings reclassified from capital surplus.

Under the Korean Commercial Code and our articles of incorporation, we do not have an obligation to pay any annual or quarterly dividend unclaimed for five years from the payment date.

The Financial Holding Company Act of Korea and related regulations require that each time a Korean financial holding company pays an annual dividend, it must set aside in its legal reserve to stated capital an amount equal to at least one-tenth of its net income after tax until the amount set aside reaches at least the aggregate amount of its stated capital. Unless it sets aside this amount, a Korean financial holding company may not pay an annual dividend. We intend to set aside allowances for loan losses and reserves for severance pay in addition to this legal reserve.

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

Pre-emptive Rights and Issuances of Additional Shares

We may issue authorized but unissued shares as our board of directors may determine, unless otherwise provided in the Korean Commercial Code. We must, however, offer any new shares on uniform terms to all shareholders who have preemptive rights and are listed on our shareholders’ register as of the applicable record date. Those shareholders are entitled to subscribe for any newly issued shares in proportion to their existing shareholdings. Our articles of incorporation provide, however, that we may issue new shares to persons other than existing shareholders if those shares are:

•

publicly offered pursuant to Article 165-6 of the Financial Investment Services and Capital Markets Act of Korea (where the number of shares so offered may not exceed 50% of our total number of issued shares);

•

issued to directors or employees as a result of the exercise of stock options we granted to them pursuant to Article 542-3 of the Korean Commercial Code (where the number of shares so offered may not exceed 15% of our total number of issued shares);

•	issued to the members of our employee stock ownership association pursuant to Article 165-7 of the Financial Investment Services and Capital Markets Act of Korea; or

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

Under the Financial Investment Services and Capital Markets Act of Korea, each member of our employee stock ownership association, whether or not they are shareholders, has a preemptive right, subject to certain exceptions, to subscribe for up to 20% of any shares we publicly offer. This right is exercisable only so long as the total number of shares so acquired and held by the member does not exceed 20% of the total number of shares that have been issued or are newly issued. As of December 31, 2025, our employees owned 7.76% of our common stock through the employee stock ownership association.

In addition, our articles of incorporation permit us to issue convertible bonds or bonds with warrants, each up to an aggregate principal amount of ￦2 trillion, to persons other than existing shareholders. Under the Korean Commercial Code, we are permitted to distribute convertible bonds or bonds with warrants to persons other than existing shareholders only when we deem that this distribution is necessary for managerial purposes, such as obtaining new technology or improving our financial condition. In addition, pursuant to our articles of incorporation and the Act on Electronic Registration of Stocks, Bonds, Etc. of Korea, in lieu of issuing certificates for bonds, share-related bonds (e.g., convertible bonds and bonds with warrants) and contingent capital securities, we electronically register rights to be indicated on such certificates on the electronic registry of the electronic registration agency. As of the date of this annual report, we have no convertible bonds or bonds with warrants outstanding.

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

General Meetings of Shareholders

There are two types of general meetings of shareholders: (1) annual general meetings and (2) extraordinary general meetings. We are required to convene our annual general meeting within three months after the end of each fiscal year. Subject to a board resolution or court approval, an extraordinary general meeting of shareholders may be held when necessary or at the request of (i) the holders of an aggregate of 3% or more of our outstanding shares, or (ii) the holders of an aggregate of 0.75% or more of our outstanding stock with voting rights, who have held those shares for at least six months, under the Korean Commercial Code and the Act on the Corporate Governance of Financial Companies of Korea and its sub-regulations.

Under the Korean Commercial Code, an extraordinary general meeting of shareholders may also be convened at the request of our audit committee, subject to a board resolution or court approval. Holders of non-voting shares may be entitled to request a general meeting of shareholders only to the extent the non-voting shares have become enfranchised as described under the section entitled “—Voting Rights” above, hereinafter referred to as “enfranchised non-voting shares.” Meeting agendas will be determined by the board of directors or proposed by (i) holders of an aggregate of 3% or more of the outstanding shares with voting rights or by (ii) holders of an aggregate of 0.1% or more of our issued and outstanding shares with voting rights, who have held those shares for at least six months, by way of a written proposal to the board of directors at least six weeks prior to the meeting, under the Korean Commercial Code and the Act on the Corporate Governance of Financial Companies of Korea and its sub-regulations. Written notices or e-mail notices stating the date, place and agenda of the meeting must be given to the shareholders at least two weeks prior to the date of the general meeting of shareholders. Notice may, however, be given to holders of 1% or less of the total number of issued and outstanding shares which are entitled to vote, either by placing at least two public notices at least two weeks in advance of the meeting in at least two daily newspapers or by placing a notice through the electronic disclosure system operated by the Financial Supervisory Service or the Korea Exchange. Shareholders who are not on the shareholders’ register as of the record date will not be entitled to receive notice of the general meeting of shareholders, and they will not be entitled to attend or vote at such meeting. Holders of enfranchised non-voting shares who are on the shareholders’ register as of the record date will be entitled to receive notice of the general meeting of shareholders and they will be entitled to attend and vote at such meeting. Otherwise, holders of non-voting shares will not be entitled to receive notice of or vote at general meetings of shareholders.

The general meeting of shareholders will be held at our head office, which is our registered head office, or, if necessary, may be held anywhere in the vicinity of our head office.

Rights of Dissenting Shareholders

Pursuant to the Financial Investment Services and Capital Markets Act of Korea and the Act on the Structural Improvement of the Financial Industry of Korea, in certain limited circumstances (including, without limitation, if we transfer all or any significant part of our business, if we acquire a part of the business of any other company and such acquisition has a material effect on our business, or if we merge or consolidate with another company), dissenting holders of shares of our common stock and our stock with preferred dividends will have the right to require us to purchase their shares. To exercise such a right, shareholders must submit to us a written notice of their dissent by the day prior to the general meeting of shareholders. Within 20 days (10 days in the case of a stock transfer or exchange to establish a financial holding company or to own all issued shares of a subsidiary under the Financial Holding Company Act of Korea) after the date on which the relevant resolution is passed at such meeting, such dissenting shareholders must request in writing that we purchase their shares. We are obligated to purchase the shares from dissenting shareholders within one month after the end of such request period at a price to be determined by negotiation between us and the shareholder. If we cannot agree on a price with the shareholder through such negotiations, the purchase price will be the arithmetic mean of (x) the weighted average of the closing share prices on the KRX KOSPI Market for the two-month period prior to the date of the adoption of the relevant board of directors’ resolution, (y) the weighted average of the closing share prices on the KRX KOSPI Market for the one-month period prior to the date of the adoption of the relevant board of directors’ resolution and (z) the weighted average of the closing share prices on the KRX KOSPI Market for the one-week period prior to the date of the adoption of the relevant board of directors’ resolution. However, any dissenting shareholder who wishes to contest the purchase price may bring a claim in court.

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

Under the Financial Investment Services and Capital Markets Act of Korea, we must file with the Financial Services Commission and the KRX KOSPI Market an annual business report within 90 days after the end of each fiscal year, a half-year business report within 45 days after the end of the first six months of each fiscal year and quarterly business reports within 45 days after the end of the first three months and nine months of each fiscal year. Copies of such business reports will be available for public inspection at the Financial Services Commission and the KRX KOSPI Market.

Transfer of Shares. Under the Korean Commercial Code, the transfer of shares is effected by the delivery of share certificates. The Act on Electronic Registration of Stocks, Bonds, Etc. of Korea provides, however, that in the case of a company listed on the KRX KOSPI Market such as us, share transfers shall be effected by the electronic registration of the transfer on the electronic registry of the electronic registration agency and issuance of physical share certificates is prohibited. In order to assert shareholders’ rights against us, the transferee must have his name and address registered on the register of shareholders. For this purpose, the electronic registration agency issues a statement of the shareholders (or soyuja-myeong-se) upon request of the company, whereby the company updates its register of shareholders in accordance with the Act on Electronic Registration of Stocks, Bonds, Etc. of Korea.

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

Exchange Controls.” Except as provided in the Financial Holding Company Act of Korea, the ceiling on the aggregate shareholdings of a single shareholder and persons who stand in a special relationship with such shareholder is 10% of our issued and outstanding voting shares. See “Item 4.B. Business Overview—Supervision and Regulation—Principal Regulations Applicable to Financial Holding Companies—Restrictions on Ownership of a Financial Holding Company.”

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

Additionally, pursuant to the Financial Investment Services and Capital Markets Act of Korea and regulations under the Financial Holding Company Act of Korea and after submission of certain reports to the Financial Services Commission, we may purchase our own shares on the KRX KOSPI Market or through a tender offer, subject to the restrictions that (i) the aggregate purchase price of such shares may not exceed the total amount available for distribution of dividends at the end of the preceding fiscal year; and (ii) the purchase of such shares shall meet the risk-weighted capital adequacy ratio requirements prescribed in the regulations under the Financial Holding Company Act of Korea based on Bank for International Settlements standards.

Subject to certain limited exceptions, our subsidiaries will not be permitted to acquire our shares pursuant to the Financial Holding Company Act of Korea.

Item 10.C.	Material Contracts

None.

Item 10.D.	Exchange Controls

General

The Foreign Exchange Transaction Act of Korea and the Enforcement Decree and regulations under that Act regulate investment in Korean securities by non-residents and issuance of securities outside Korea by Korean companies. We collectively refer to these laws and regulations as the “Foreign Exchange Transaction Laws.” Non-residents may invest in Korean securities only to the extent specifically allowed by the Foreign Exchange Transaction Laws or otherwise permitted by the Ministry of Economy and Finance. The Financial Services Commission has also adopted regulations that restrict foreign investment in Korean securities and regulate the issuance of securities outside Korea by Korean companies, pursuant to its authority under the Financial Investment Services and Capital Markets Act of Korea.

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

The U.S. dollar amount of dividends received by an individual with respect to our common shares or ADSs will be subject to taxation at reduced rates if the dividends are “qualified dividends.” Subject to certain exceptions for short-term and hedged positions, dividends paid on the common shares or ADSs will be treated as qualified dividends if (i) the common shares or ADSs are readily tradable on an established securities market in the United States or we are eligible for the benefits of a comprehensive tax treaty with the United States that the U.S. Treasury determines is satisfactory for purposes of this provision and that includes an exchange of information program; (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company (“PFIC”) as defined for U.S. federal income tax purposes and (iii) certain holding period requirements are met. The ADSs are listed on the

New York Stock Exchange and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. In addition, the U.S. Treasury has determined that the Korea-United States income tax treaty (the “Treaty”) meets the requirements for reduced rates of taxation, and we believe we are eligible for the benefits of that Treaty. Based on our audited financial statements, we believe that we were not a PFIC in our 2024 and 2025 taxable years. In addition, based on our current expectations regarding our income, assets and activities, we do not anticipate becoming a PFIC for our 2026 taxable year. Therefore, we believe that dividends received by a U.S. holder with respect to either common shares or ADSs will be “qualified dividends” provided the holder satisfies the holding period requirement. Holders should consult their own tax advisers regarding the availability of the reduced dividend tax rate in light of their own particular circumstances.

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

Specified Foreign Financial Assets

Certain U.S. holders that own “specified foreign financial assets” with an aggregate value in excess of US$50,000 on the last day of the taxable year or US$75,000 at any time during the taxable year are generally required to file an information statement along with their tax returns, currently on IRS Form 8938, with respect to such assets. “Specified foreign financial assets” include any financial accounts held at a non-U.S. financial institution, as well as securities issued by a non-U.S. issuer (which would include the common shares and ADSs) that are not held in accounts maintained by financial institutions. Higher reporting thresholds apply to certain individuals living abroad and to certain married individuals. Regulations extend this reporting requirement to certain entities that are treated as formed or availed of to hold direct or indirect interests in specified foreign financial assets based on certain objective criteria. U.S. holders who fail to report the required information could be subject to substantial penalties. In addition, the statute of limitations for assessment of tax would be suspended, in whole or part. U.S. holders should consult their own tax advisors concerning the application of these rules to their investment in the common shares or ADSs, including the application of the rules to their particular circumstances.

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

You should inquire for yourself whether you are entitled to the benefit of a tax treaty between Korea and the country where you are a resident. It is the responsibility of the party claiming the benefits of an income tax treaty in respect of dividend payments or capital gains to submit to us, the purchaser or the financial investment company, as applicable, a certificate as to his tax residence. In the absence of sufficient proof, we, the purchaser or the financial investment company, as applicable, must withhold tax at the normal rates. Furthermore, in order for you to claim the benefit of a tax rate reduction or tax exemption on certain Korean source income (such as dividends or capital gains) under an applicable tax treaty, Korean tax law requires you (or your agent) to submit an application (for a reduced withholding tax rate, the “application for entitlement to a reduced tax rate,” and in the case of exemptions from withholding tax, the “application for tax exemption” along with the documents evidencing the beneficial owner of such Korean source income, including a certificate of your tax residency issued by a competent authority of your country of tax residence, subject to certain exceptions) as the beneficial owner of such Korean source income, or a BO application. If you are a corporation and the tax exemption amount being applied for is ￦1 billion or more (including where the aggregate amount exempted within one year from the last day of the month in which the payment was made is ￦1 billion or more), in addition to the certificate of tax residence issued by a competent authority of your country of residence, you will also be required to submit the names and addresses of all of the members of your board of directors, the identities and shareholding percentages of all of your shareholders (provided that if you have more than 100 shareholders, you may instead provide a statement showing the total number of shareholders and the aggregate investment amount from each country), and your financial statements (including the documents attached thereto), tax returns or audit reports for the most recent three years submitted to the tax authorities of your country of residence (or, if you have been in existence for less than three years, the documents since incorporation). Such documents must be submitted together with a Korean translation. However, documents prepared in English may be submitted without a Korean translation if approved by the Korean tax authorities. For example, a U.S. resident would be required to provide a Form 6166 as a certificate of tax residency together with the application for entitlement to reduced tax rate or the application for tax exemption. Such application should be submitted to the withholding agent prior to the payment date of the relevant income. Subject to certain exceptions, where the relevant income is paid to an overseas investment vehicle (which is not the beneficial owner of such income), or an OIV, a beneficial owner claiming the benefit of an applicable tax treaty with respect to such income must submit its BO application to such OIV, which must submit an OIV report and a schedule of beneficial owners (as well as the BO applications collected from each beneficial owner) to the withholding agent prior to the payment date of such income. Effective January 1, 2020, an OIV that was not established for the purpose of unjustifiably reducing income tax liabilities in Korea and bears tax liabilities in the country of its residence is deemed to be a beneficial owner of Korean source income for income tax purposes. Starting from January 1, 2022, an OIV is deemed to be a beneficial owner of the Korean source income if (i) under the applicable tax treaty, the OIV bears tax liabilities in the country in which it is established or the OIV is deemed to be the beneficial owner of the Korean source income, and (ii) the Korean source income is eligible for the treaty benefits under the tax treaty. The benefits under a tax treaty between Korea and the country of such OIV’s residence will apply with respect to the relevant income paid to such OIV, subject to certain application requirements as prescribed by the Corporate Income Tax

Law or Individual Income Tax Law. In the case of a tax exemption application, the withholding agent is required to submit such application (together with the applicable OIV report and a schedule of beneficial owners in the case of income paid to an OIV) to the relevant district tax office by the ninth day of the month following the date of the payment of such income. In the case of application for entitlement to reduced tax rate with respect to Korean source income paid on or after January 1, 2026, the withholding agent is required to submit such application (together with the applicable OIV report and a schedule of beneficial owners in the case of income paid to an OIV) to the relevant district tax office by the end of February of the year following the year in which such income was paid.

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

Securities Transaction Tax

If you transfer our common shares on the Korea Exchange, you will be subject to a securities transaction tax (including an agriculture and fishery special surtax) at the rate of 0.2% of the sale price of the common shares. If your transfer of the common shares is not made on the Korea Exchange, subject to certain exceptions, you will be subject to securities transaction tax at the rate of 0.35% and will not be subject to an agriculture and fishery special surtax.

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

Non-reporting or under-reporting of securities transaction tax will generally result in penalties equal to 20% to 60% of the non-reported tax amount or 10% to 60% of under-reported tax amount. Also, a failure to timely pay securities transaction tax will result in a penalty equal to 8.03% per annum of the due but unpaid tax amount. The penalties are imposed on the party responsible for paying the securities transaction tax or, if such tax is required to be withheld, on the party that has the obligation to withhold.

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

We allocate our total risk capital in accordance with the guidelines set by our Risk Management Committee. As described in more detail below, the committee allocates risk capital and approves the risk limit requests of our subsidiaries. Through our standardized risk management system, we measure and allocate risk capital for us and our non-insurance subsidiaries as follows:

•	credit risk based on a standardized approach as well as other portfolio credit models;

•

market risk for trading activities based on the Basel III standardized method for Woori Bank and certain of our other non-insurance subsidiaries, and a simplified standardized approach for the rest of our non-insurance subsidiaries;

•	interest rate risk based on the IRRBB standard method (ΔEVE) on a group-wide basis;

•	operational risk based on a standardized approach in accordance with Basel III; and

•	insurance risk based on the K-ICS standard method on a group-wide basis.

For our insurance subsidiaries, Tongyang Life Insurance and ABL Life Insurance, we measure and allocate each of the above risks above using the K-ICS standard method.

Our risk capital allocation by entity with respect to 2026 is as follows:

	Risk capital	Credit	Market	Operational	Interest rate	Insurance	Credit Concentration	Liquidity	Strategic	Reputation

	(in billions of Won, except percentages)
Woori Financial Group(1)	28,441	19,929	2,291	2,621	2,465	3,386	754	300	508	646
Woori Bank	19,825	15,447	712	1,908	1,600	—	695	250	337	513
Tongyang Life Insurance	3,183	641	570	300	255	2,415	—	—	—	—
Woori Card	1,270	1,066	15	115	182	—	—	—	—	—
Woori Financial Capital	1,052	962	0	40	94	—	—	—	—	—
Woori Investment Securities	1,217	752	401	17	121	—	—	—	—	—
ABL Life Insurance	1,758	444	550	200	90	971	—	—	—	—
Woori Asset Trust	93	83	0	19	3	—	—	—	—	—
Woori Savings Bank	173	146	0	6	30	—	—	—	—	—

(1)	The risk appetite (risk capital as a percentage of available capital) of Woori Financial Group Inc. with respect to the year 2026 is 76.9%.

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

The Group Risk Management Council consists of fourteen members, including our chief risk officer and the chief risk officers of our subsidiaries. It operates independently from all business groups, and reports directly to the Risk Management Committee. Although the Group Risk Management Council generally convenes meetings on a quarterly basis, the chairman of the council may convene meetings on an ad hoc basis should the need arise.

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

Corporate Loan Approval Process

Woori Bank’s branches review corporate loan applications using a credit evaluation system for corporate borrowers. Each corporate credit evaluation system measures various quantitative and qualitative factors. The model used by the credit evaluation system to review an application depends, however, on certain characteristics of the potential borrower. Woori Bank’s credit risk management unit, together with its large corporate loan department and small- and medium-sized enterprise loan department, has developed separate credit evaluation models for large corporate borrowers that are subject to external audit under the Act on External Audit of Stock Companies of Korea, large corporate borrowers that are not subject to external audit, medium-sized enterprises and small office / home office (which we refer to as SOHO) borrowers that either have outstanding loans, or are applying for a loan, in excess of ￦1 billion. In general, each model uses scores from both a computerized evaluation of quantitative financial factors, such as cash flow, income and other representative financial information, and more qualitative factors which are scored using judgments by the credit officer or officers reviewing the application to produce an overall credit risk rating. These credit evaluation systems provide Woori Bank with tools to make consistent credit decisions and assist it in making risk-based pricing decisions. Woori Bank’s Credit Wizard system, depending on whether the borrower is audited by independent auditors and its size, produces two separate scores based on one of five principal rating models: one for quantitative current financial factors, which is weighted 60 to 70% in determining the Credit Wizard credit risk rating, and another for the more qualitative factors that the judgment of credit officers plays a significant part in determining, which is weighted 30 to 40%. The Credit Wizard credit risk rating estimates the probability that Woori Bank will recover extended credits and the likelihood that borrowers will default. Qualitative factors included in the Credit Wizard system include:

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

The Credit Wizard system produces separate credit risk ratings for each borrower. Woori Bank’s credit analysis and approval center evaluates and approves corporate loan applications based on these credit risk ratings. The Credit Wizard system assigns each borrower and facility one of the following 14 credit risk rating grades from AAA to D, which are classified as follows: AAA (extremely strong), AA (very strong), A+ (strong), A– (good), BBB+ (more adequate), BBB (adequate), BBB– (less adequate), BB+ (less susceptible), BB (susceptible), BB– (more susceptible), B+ (slightly weak), B– (weak), C (very weak) and D (default). Certain loans are subject to review by the Loan Committee depending on the size of the loan and the determined credit risk rating. Examples of this include loan applications for secured loans in excess of ￦130 billion for a borrower or facility with a credit risk rating of A+ and above, and, at the other extreme for unsecured loans, loan applications in excess of ￦4 billion for a borrower or facility with a credit risk rating of BB– to C. Applications from borrowers with loans on a watch list (see “—Credit Review and Monitoring” below) are also closely monitored.

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

The following table shows the amount and types of Woori Bank’s trading positions (including trust accounts) subject to market risk as of the dates indicated:

	As of December 31,
	2024		2025
	(in millions of Won)
Debt securities	￦	4,508,003	￦	4,085,391
Equity securities		14,065		15,505
Spot exchanges(1)		3,885,757		3,278,856
Derivatives(2)		19,363,733		11,016,889

Total	￦	27,771,558	￦	18,396,642

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

The Risk Management Committee monitors market risk both for the group and for each relevant subsidiary individually. See “—Overview.” The Risk Management Committee has established a maximum “risk appetite” for each relevant subsidiary, which is defined as the risk capital of such subsidiary divided by its available capital. “Risk capital” is a benchmark figure that determines the market risk limits, accumulated loss limits (for trading portfolios) and price value of a basis point (or PVBP) limits (for non-trading debt securities) for each subsidiary. Available capital generally consists of shareholder’s equity. Using this benchmark, as of December 31, 2025, we have established market risk limits with respect to Woori Bank as shown in the following table:

Trading Portfolio		Non-Trading Portfolio
Accumulated Loss Limit
Quarter	Annual	PVBP Limit
(in billions of Won)
￦ 101.4	￦ 202.8	￦ 14.2

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

In addition, Woori Bank has implemented internal processes which include a number of key controls designed to ensure that fair value is measured appropriately, particularly where a fair value model is internally developed and used to price a significant product. See “Item 5.A. Operating Results—Critical Accounting Policies—Valuation of Financial Assets and Liabilities” and Notes 2-(9)-5), 3-2) and 12 of the notes to our consolidated financial statements. Woori Bank’s Risk Management Department reviews the existing pricing and valuation models on a regular basis, with a focus on their underlying modeling assumptions and restrictions, to assess the appropriateness of their continued use. In consultation with its Trading Department, Woori Bank’s Risk Management Department recommends potential valuation models to its Fair Value Evaluation Committee. Upon approval by Woori Bank’s Fair Value Evaluation Committee, the selected valuation models are reported to its Risk Management Committee.

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

•	default risk capital represents the losses that can result from any unexpected default of an entity not contemplated under the sensitivities-based method; and

•	other miscellaneous risk capital represents any other losses that are not contemplated under the sensitivities-based method or are not considered to result from the risk of default.

The following table shows Woori Bank’s market risk capital for each category of market risk as of December 31, 2025:

Risk categories		Risk Capital
(in billions of Won)
Sensitivities-based method	General interest rate risk	￦	34.3
	Equity risk		3.2
	Commodities risk		0.0
	Foreign exchange risk		110.1
	Credit spread risk: non-securitizations		23.8
	Credit spread risk: securitizations (non-correlation trading portfolio)		0.0
	Credit spread risk: securitizations (correlation trading portfolio)		0.0

Default risk	Non-securitizations		9.2
	Securitizations (non-correlation trading portfolio)		0.0
	Securitizations (correlation trading portfolio)		0.0

Other miscellaneous risk			1.1

Total		￦	181.7

Stress test. In addition, Woori Bank assesses its market risk exposure to abnormal market fluctuations through stress testing. As the Basel III standardized method assumes normal market conditions, stress testing is an important way of supporting this method since it does not cover potential loss if the market moves in a manner that is outside normal expectations. Stress testing projects the anticipated change in value of holding positions under certain scenarios assuming that no action is taken during a stress event to change the risk profile of a portfolio. The following table shows, for Woori Bank, the loss that would have occurred in its trading portfolio as of December 31, 2025 for assumed short-term extreme changes of a +/-20% change in the equity market and a +/-60 basis point change from interest rates prevailing in the market on that date, under an abnormal stress environment.

	(in billions of Won, except percentages)
Equity Market Chart Market fluctuation amount		(20)%		(10)%	(5)%	5%		10%		20%

	￦	(3.1)	￦	(1.6)	￦(0.8)	￦0.8		￦1.6		￦3.1

	(in billions of Won, except basis points)
Interest Rate Chart Basis point fluctuation amount		(60) basis points		(40) basis points	(20) basis points	20 basis points		40 basis points		60 basis Points

	￦	18.8	￦	12.5	￦6.3	￦(6.3)	￦	(12.7)	￦	(19.2)

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

Each of our relevant subsidiaries monitors changes in, and matches of, foreign-currency assets and liabilities in order to reduce exposure to currency fluctuations. Most of our foreign exchange risk arises in connection with the operations of Woori Bank. Our relevant subsidiaries also manage risks relating to exchange rate fluctuations through foreign exchange dealing, including by their overseas branches. However, we conduct foreign exchange dealings primarily on behalf of our customers. Our counterparties are generally domestic and foreign financial institutions and banks. The following table sets forth information concerning Woori Bank’s limits on proprietary foreign exchange dealings as of December 31, 2025:

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

	As of December 31,
	2024		2025

	(in millions of US$)
Currency
U.S. dollar	US$	786.5	US$	300.9
Japanese yen		(20.4)		(22.6)
Euro		35.1		(73.5)
Others		933.4		948.3

Total	US$	1,734.5	US$	1,153.3

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

We measure interest rate risk for Won and foreign currency assets and liabilities, including derivatives and principal guaranteed trust accounts. Most of our interest-earning assets and interest-bearing liabilities are denominated in Won and our foreign currency-denominated assets and liabilities are mostly denominated in U.S. dollars. We believe, however, that our interest rate sensitivity is limited with respect to our Won-denominated assets. Deposits in Won generally bear fixed rates of interest for fixed time periods (other than deposits payable on demand which constituted approximately 43.5% of our total deposits in Won as of December 31, 2025). We generally adjust the interest rates on these deposits when they are rolled over. In addition, as of December 31, 2025, 96.3% of those deposits had current maturities of one year or less. As of December 31, 2025, approximately 71.1% of our Won-denominated loans bore floating rates of interest, and 62.0% of those loans had current maturities of one year or less.

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

The following tables show, for Woori Bank, on a non-consolidated basis pursuant to the guidelines of the Financial Supervisory Service, the interest rate gap for Won-denominated accounts and foreign currency-denominated accounts as of December 31, 2025:

	As of December 31, 2025
	0-3 Months		3-6 Months		6-12 Months		1-3 Years		Over 3 Years		Total

	(in billions of Won, except percentages)
Won-denominated accounts:
Interest rate-sensitive assets
Free interest rate	￦	27,139	￦	24,077	￦	20,375	￦	13,160	￦	2,316	￦	87,066
Market interest rate		181,496		25,397		15,342		36,603		38,839		297,677
Interest rate pegged to customer deposit		78		52		94		37		29		290

Total	￦	208,713	￦	49,526	￦	35,811	￦	49,800	￦	41,184	￦	385,033

Interest rate-sensitive liabilities
Free interest rate	￦	32,376	￦	5,098	￦	8,539	￦	29,578	￦	37,447	￦	113,038
Market interest rate		111,151		37,656		65,631		19,033		6,084		239,555

Total	￦	143,526	￦	42,754	￦	74,170	￦	48,611	￦	43,531	￦	352,592

Sensitivity gap		65,187		6,771		(38,360)		1,189		(2,347)		32,441
Cumulative gap		65,187		71,959		33,599		34,788		32,441		32,441
% of total assets(1)		15.42%		17.02%		7.95%		8.23%		7.67%		7.67%
Total assets in Won											￦	422,782

	As of December 31, 2025
	0-3 Months		3-6 Months		6-12 Months		1-3 Years		Over 3 Years		Total
	(in millions of US$, except percentages)
Foreign currency-denominated accounts:
Interest rate-sensitive assets
Free interest rate	US$	0	US$	0	US$	0	US$	0	US$	0	US$	0
Market interest rate		17,536		1,111		536		1,261		1,076		21,520
Interest rate pegged to customer deposit		0		0		0		0		0		0

Total	US$	17,536	US$	1,111	US$	536	US$	1,261	US$	1,076	US$	21,520

Interest rate-sensitive liabilities
Free interest rate	US$	0	US$	0	US$	0	US$	0	US$	23	US$	23
Market interest rate		16,294		2,708		5,327		2,293		944		27,567

Total	US$	16,294	US$	2,708	US$	5,327	US$	2,293	US$	967	US$	27,590

Sensitivity gap		1,242		(1,598)		(4,791)		(1,032)		109		(6,070)
Cumulative gap		1,242		(356)		(5,147)		(6,179)		(6,070)		(6,070)
% of total assets(1)		3.14%		(0.90)%		(13.03)%		(15.64)%		(15.37)%		(15.37)%
Total assets in US$											US$	39,500

(1)	Represents the cumulative gap as a percentage of total assets.

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

The following table shows, for Woori Bank, with respect to Won-denominated assets and liabilities, duration gaps and net asset value changes when the interest rate increases by one percentage point as of the specified dates:

Date	Interest-bearing asset duration	Interest-bearing liability duration	Total asset/ liability duration gap	Net asset value change
	(in years)	(in years)	(in years)	(in billions of Won)
June 30, 2024	0.79	0.81	(0.00)	12
December 31, 2024	0.89	0.88	0.06	(218)
June 30, 2025	0.89	0.87	0.06	(221)
December 31, 2025	0.83	0.88	(0.01)	33

We set interest rate risk limits using the interest rate risk in banking book (IRRBB) method, which is the standard method under Basel III. The following table shows Woori Bank’s interest rate DEVE with respect to its assets and liabilities for each of the quarters starting with the fourth quarter of 2024:

	Fourth Quarter 2024	First Quarter 2025	Second Quarter 2025	Third Quarter 2025	Fourth Quarter 2025

(in billions of Won, except percentages)
Interest rate ΔEVE	￦952.8	￦1,234.6	￦1,269.5	￦1,240.2	￦488.7

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

As of December 31, 2025, Woori Bank’s 30-day liquidity coverage ratio was 109.3%, above the Financial Services Commission’s standard of 100.0% as of such date.

The following table shows the liquidity status, on a cumulative basis, and limits for foreign currency accounts of Woori Bank on a consolidated basis as of December 31, 2025 in accordance with the Financial Services Commission’s regulations:

	7 days or less		8 days –1 month		3 months or less

	(in millions of US$, except percentages)
Foreign currency accounts:
Foreign currency assets	US$	27,778	US$	15,768	US$	12,610
Foreign currency liabilities		14,191		17,801		16,709
Maturity gap		13,586		(2,033)		(4,099)
Cumulative gap (A)		13,586		11,553		7,454
Total assets (B)		128,524		128,524		128,524
Liquidity gap ratio (A/B)		10.57%		8.99%		115.30	%(1)
Limits		(3)%		(10)%		85%

(1)	Liquidity ratio, calculated as foreign currency assets as a percentage of foreign currency liabilities.

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

To monitor and control operational risks, we maintain a system of comprehensive policies and have put in place a control framework designed to provide a stable and well-managed operational environment throughout our organization. Several bodies are responsible for managing our operational risk, including our Audit and Legal and Compliance Departments and the Subsidiary Risk Management Committees and their respective Subsidiary Risk Management Departments. For example, Woori Bank has implemented a multi-step operational risk management process consisting of engaging in risk self-assessment, establishing key risk indicators, operating an early warning system, managing loss data, measuring operational risk capital, monitoring and reporting risks, promoting a strong risk management culture and developing action plans. Woori Bank has also established policies to change operational risk profiling, select permitted levels of risk, develop action plans and manage results. In light of several incidents that have occurred relating to its internal controls in the past, Woori Bank conducted a comprehensive reexamination of its operational risk system and has strengthened its internal control work manual in recent years, and cooperated with the Financial Supervisory Service to further strengthen its internal controls. In November 2022 and June 2023, the Financial Supervisory Service worked together with the Korea Federation of Banks to introduce a number of measures to improve the internal controls of banks and other financial institutions. Woori Bank also implemented various measures that would minimize its operational risks, in particular those stemming from employee misconduct, in order to strengthen and improve its internal controls system and thereby prevent the recurrence of any large-scale financial incidents. For example, Woori Bank has in recent years increased the number of employees tasked with various internal controls-related tasks, including compliance supervision, risk management, consumer protection and regular inspections. In addition, Woori Bank also strengthened its internal control process for monitoring its overseas wire transfers, including by establishing a new international trade monitoring team in July 2022. Furthermore, in June 2023, we created a new external whistleblowing channel that allows employees to report irregularities with strengthened anonymity and enhanced incentives. In recent years, we have made several changes to our internal policies and organizational structure to strengthen our internal control processes, including the following:

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

Fees and Payments from the Depositary to Us

In 2025, pursuant to an agreement with us, the depositary waived, or made payments to third parties of, approximately $57,356.09 (net of applicable taxes) in the aggregate in connection with proxy process expenses (including printing, postage and distribution expenses), contributions towards investor relations efforts (including investor relations agency fees) and other standard out-of-pocket maintenance costs relating to our ADS facility that were payable by us.

In addition, as part of its service to us, the depositary waives its fees for the standard costs and operating expenses associated with the administration of the ADS facility.

Item 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not Applicable

Item 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not Applicable

Item 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

We have evaluated, with the participation of our chief executive officer and principal financial officer, the effectiveness of our disclosure controls and procedures, as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, as of December 31, 2025. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and principal financial officer concluded that our disclosure controls and procedures as of December 31, 2025 were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act, is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2025 based on the criteria established in the Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission in May 2013.

Based on this assessment, management believes that, as of December 31, 2025, our internal control over financial reporting is effective.

Our management has excluded Tongyang Life Insurance and ABL Life Insurance from our assessment of internal control over financial reporting as of December 31, 2025 in accordance with the SEC’s general guidance that an assessment of a recently-acquired business may be omitted from the scope of assessment in the year of acquisition. In July 2025, we acquired 75.3% of the total shares issued by (or 77.9% of the total outstanding shares of) Tongyang Life Insurance, and 100.0% of the shares of ABL Life Insurance, as a result of which they became our consolidated subsidiaries. Tongyang Life Insurance accounted for approximately 5.9% of our consolidated total assets as of December 31, 2025, and its net income before income tax expense for the period subsequent to its consolidation in 2025 amounted to 1.3% of our consolidated net income before income tax expense. ABL Life Insurance accounted for approximately 3.3% of our consolidated total assets as of December 31, 2025, and its net income before income tax expense for the period subsequent to its consolidation in 2025 amounted to 1.4% of our consolidated net income before income tax expense.

The effectiveness of our internal control over financial reporting as of December 31, 2025 has been audited by KPMG Samjong Accounting Corp., an independent registered public accounting firm, as stated in its report included herein which expressed an unqualified opinion on the effectiveness of our internal control over financial reporting as of December 31, 2025.

Changes in Internal Control Over Financial Reporting

As a result of our acquisition of Tongyang Life Insurance and ABL Life Insurance in July 2025, we are evaluating and implementing changes to processes, policies and other components of our internal control over financial reporting as part of our ongoing integration activities. Our management continues to be engaged in efforts to evaluate the effectiveness of our internal control procedures and the design of those control procedures in connection with these acquisitions, with a plan to report its evaluation of the internal control over the financial reporting of Tongyang Life Insurance and ABL Life Insurance at December 31, 2026. Except for the foregoing, there has been no change in our internal control over financial reporting during 2025 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

The following table sets forth the fees billed to us by our independent registered public accountant KPMG Samjong Accounting Corp., during the fiscal years ended December 31, 2024 and 2025:

	Year ended December 31,
	2024		2025

	(in millions of Won)
Audit fees	￦	9,140	￦	12,075
Audit-related fees		195		979
Tax fees		884		2,745
All other fees		15		16

Total fees	￦	10,234	￦	15,815

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

Item 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable

Item 16E.	PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The following table sets forth information regarding purchases by us of our common shares during the period covered by this annual report.

Period	Total Number of Shares Purchased	Average Price Paid per Share		Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs (as of end of period)
January 1 to January 31, 2025	—	￦	—	—	US$	—
February 1 to February 28, 2025(1)	450,000		16,787	450,000		97,629,846
March 1 to March 31, 2025(1)	1,100,000		16,442	1,100,000		84,343,649
April 1 to April 30, 2025(1)	3,400,000		16,660	3,400,000		47,497,089
May 1 to May 31, 2025(1)	2,370,000		18,197	2,370,000		17,803,364
June 1 to June 30, 2025(1)	1,195,181		20,573	1,195,181		—
July 1 to July 31, 2025	—		—	—		—
August 1 to August 31, 2025	—		—	—		—
September 1 to September 30, 2025	—		—	—		—
October 1 to October 31, 2025	—		—	—		—
November 1 to November 30, 2025	—		—	—		—
December 1 to December 31, 2025	—		—	—		—

Total	8,515,181	￦	17,616	8,515,181

(1)

Comprises common shares that were purchased through a broker in a series of open-market transactions in Korea in the periods indicated above, pursuant to a trust agreement for the acquisition of up to ￦150 billion, or approximately $103.3 million (as of February 11, 2025), worth of treasury shares, dated February 11, 2025, which expired on September 11, 2025.

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

NYSE Corporate Governance Standards	Woori Financial Group

Director Independence
Listed companies must have a majority of independent directors.	The majority of our board of directors is independent (as defined in accordance with the New York Stock Exchange’s standards), as seven of our eight directors are independent directors.

Executive Session
Non-management directors must meet in regularly scheduled executive sessions without management. Independent directors should meet alone in an executive session at least once a year.	Our independent directors hold quarterly executive sessions, without the presence of management, to discuss key business issues.

Nomination/Corporate Governance Committee
A nomination/corporate governance committee of independent directors is required. The committee must have a charter that addresses the purpose, responsibilities (including development of corporate governance guidelines) and annual performance evaluation of the committee.	We have established an Officer Candidate Recommendation Committee, which consists of seven independent directors.

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

We have established a Compensation Committee consisting of four independent directors.

Audit Committee
Listed companies must have an audit committee that satisfies the independence and other requirements of Rule 10A-3 under the Exchange Act. All members must be independent. The committee must have a charter addressing the committee’s purpose, an annual performance evaluation of the committee, and the duties and responsibilities of the committee. The charter must be made available on the company’s website.	We have established an Audit Committee consisting of five independent directors, all of whom are independent. The Audit Committee’s objectives, annual performance evaluations and its specific duties and responsibilities are detailed in our Corporate Governance Annual Report, which is available on our website. Accordingly, we are in compliance with Rule 10A-3 under the Exchange Act.

Audit Committee Additional Requirements
Listed companies must have an audit committee that is composed of at least three directors.	Our Audit Committee has five members, as described above.

Shareholder Approval of Equity Compensation Plan
Listed companies must allow its shareholders to exercise their voting rights with respect to any material revision to the company’s equity compensation plan.	We currently do not have an equity compensation plan.

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
As part of our overall risk management system and processes, we maintain a comprehensive process for assessing, identifying and managing material risks from cybersecurity threats, including risks relating to disruption of business operations or financial reporting systems, fraud, theft, harm to employees or customers, violation of privacy laws, reputational risk and other litigation and legal risk, among others. We utilize policies, software, training programs and hardware solutions to protect and monitor our environment, including computer security, document encryption, separation of our internal and external networks and an advanced persistent threat response system. In addition, we prevent unauthorized access to our servers and databases by requiring additional authentications such as one-time
passwords or biometric authentication. We have installed
X-ray
inspection equipment and metal detectors at our data centers to control the physical entry and exit of portable storage devices and computer equipment, and require computers to be formatted before they are taken out of our facilities in order to prevent potential information leaks and security incidents. We have also implemented
AI-based
security verification systems and dark web monitoring capabilities to enhance our threat detection capabilities.
We also maintain a robust crisis management system, which provides a framework for responding to cybersecurity incidents based on the severity of the incident. In the case of a cyber incident, the department where the incident occurred immediately reports to the head of the information security department with details of the incident, including the time of discovery, a description of the incident and response measures, following which the head of the Information Security Department takes immediate measures to minimize damage and reports such incident to the Chief Information Security Officer (“CISO”). We then follow a strict set of internal reporting procedures to deploy an emergency response team to promptly address the incident and notify all relevant parties of such incident in order to minimize any further damage from the incident. We also carry limited insurance that provides protection against potential losses arising from cybersecurity incidents and regularly review our policy and levels of coverage based on current risks. We regularly conduct cyber-attack simulation exercises and disaster recovery drills to test and strengthen our incident response capabilities.
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

2
19

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
In February 2025, the Financial Services Commission amended the Electronic Financial Supervision Regulations to strengthen the board of directors’ oversight of cybersecurity for financial service providers, including by mandating reports from the CISO to the board of directors about any decisions that can materially affect the stability or credibility of electronic financial transactions. In response to such amendments, we plan to strengthen our governance structure relating to cybersecurity in accordance with such revised regulations and are committed to maintaining compliance with the applicable requirements.
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

22
0

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

22
1

Item 17.	FINANCIAL STATEMENTS

Not Applicable

Item 18.	FINANCIAL STATEMENTS

Reference is made to Item 19(a) for a list of all financial statements filed as part of this annual report.

Item 19.	EXHIBITS

(a)	List of financial statements:

Page
Audited consolidated financial statements of Woori Financial Group Inc. and subsidiaries prepared in accordance with IFRS as issued by the IASB
Report of Independent Registered Public Accounting Firm on Consolidated Financial Statements (as of December 31, 2025 and for each of the years ended December 31, 2023, 2024 and 2025)	F-1
Consolidated Statements of Financial Position as of December 31, 2024 and 2025	F-4
Consolidated Statements of Comprehensive Income for the Years Ended December 31, 2023, 2024 and 2025	F-5
Consolidated Statements of Changes in Equity for the Years Ended December 31, 2023, 2024 and 2025	F-7
Consolidated Statements of Cash Flows for the Years Ended December 31, 2023, 2024 and 2025	F-11
Notes to Consolidated Financial Statements	F-14

(b)	Exhibits

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

Number	Description

1.1	Articles of Incorporation of Woori Financial Group (translation in English).

2.1*	Form of Stock Certificate of Woori Financial Group’s common stock, par value ￦5,000 per share (translation in English).

2.2**	Form of the Second Amended and Restated Deposit Agreement by and among Woori Financial Group, Citibank, N.A., as depositary, and all holders and beneficial owners from time to time of American depositary shares issued thereunder, including the form of American depositary receipt.

2.3***	Description of Woori Financial Group’s Capital Stock.

2.4****	Description of Woori Financial Group’s American Depositary Shares.

8.1*****	List of subsidiaries of Woori Financial Group.

Number	Description

11.1******	Code of Ethics (translation in English).

11.2	Insider Trading Policies (titled “Internal Information Management Guidelines”; translation in English)

12.1	Section 302 certifications.

13.1	Section 906 certifications.

97.1*******	Woori Financial Group Inc. Policy for the Recovery of Erroneously Awarded Compensation

101.INS	Inline XBRL Instance Document—the instance document does not appear in the Interactive Data File as its XBRL tags are embedded within the Inline XBRL document

101.SCH	Inline XBRL Taxonomy Extension Schema with Embedded Linkbase Documents

104	Cover Page formatted as Inline XBRL and contained in Exhibit 101

*	Incorporated by reference to exhibit 2.1 to the Annual Report on Form 20-F (File No. 001-31811), filed on April 30, 2019.
**	Incorporated by reference to exhibit (a)(1) to the Registration Statement on Form F-6 (File No. 333-229197), filed on January 11, 2019.
***	See Item 10.B. Memorandum and Articles of Association.
****	Incorporated by reference to exhibit 2.4 to the Annual Report on Form 20-F (File No. 001-31811), filed on April 29, 2020.
*****	See Note 1 of the notes to the consolidated financial statements of the registrant included in this Annual Report.
******	Incorporated by reference to exhibit 11.1 to the Annual Report on Form 20-F (File No. 001-31811), filed on April 29, 2024.
*******	Incorporated by reference to exhibit 97.1 to the Annual Report on Form 20-F (File No. 001-31811), filed on April 29, 2024.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Woori Financial Group Inc. (Registrant)

/s/ Jong-Yong Yim
(Signature)

Jong-Yong Yim
Chief Executive Officer
(Name/Title)

Date: April 22, 2026

Report of Independent Registered Public Accounting Firm
The Board of Directors and Shareholders of
Woori Financial Group Inc.:
Opinions on the Consolidated Financial Statements and Internal Control Over Financial Reporting
We have audited the accompanying consolidated statements of financial position of Woori Financial Group Inc. and its subsidiaries (the Group) as of December 31, 2025 and 2024, the related consolidated statements of comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2025, and the related notes (collectively, the consolidated financial statements). We also have audited the Group’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Group as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2025, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board (IASB). Also in our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025 based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.
The Group acquired a 75.3% interest in TONGYANG Life Insurance Co., Ltd and a 100% interest in ABL Life Insurance Co., Ltd. during 2025, and as described in Management’s Annual Report on Internal Control Over Financial Reporting, management has excluded them from its assessment of the effectiveness of the Group’s internal control over financial reporting as of December 31, 2025. TONGYANG Life Insurance Co., Ltd’s represented approximately 5.9% of total assets and 1.3% of profit before income tax included in the consolidated financial statements of the Group and ABL Life Insurance Co., Ltd’s represented approximately 3.3% of total assets and 1.4% of profit before income tax included in the consolidated financial statements of the Group as of and for the year ended December 31, 2025. Our audit of internal control over financial reporting of the Group also excluded TONGYANG Life Insurance Co., Ltd and ABL Life Insurance Co., Ltd.
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
Assessment of the allowance for credit losses for loans calculated on a collective basis
As discussed in Notes 4 and 11 to the consolidated financial statements, the Group has KRW 3,246,252 million of allowance for credit losses for loans at amortized cost, a portion of which relates to amounts calculated on a collective basis (collective ACL) as of December 31, 2025. The collective ACL is measured on a collective basis using a methodology based on a probability of default (PD) and loss given default (LGD) estimation model. The model adjusts the PDs and LGDs used in the measurement of the collective ACL to reflect forward-looking information. The PD and LGD estimation model incorporates future economic outlooks using economic variable forecasts derived from various methods: i) economic variable forecasts provided by external institutions; ii) forecasts derived from external institutions and regression analysis results; and iii) economic variable forecasts derived through time series trends as a result of modeling. For corporate loans, the Group’s credit rating of the borrower is used in the determination of the PDs. The Group uses a credit rating model which includes quantitative methods and assessor’s judgment to determine the credit rating of its corporate obligors.
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
We evaluated the Group’s process to develop the collective ACL estimate by testing certain sources of data, factors, and assumptions that the Group used, and considered the relevance and reliability of such data, factors, and assumptions. For a selection of corporate loans, we assessed the credit rating assigned by the Group and the assessor’s judgment by evaluating the financial performance of the borrower, sources of repayment, and any relevant guarantees or underlying collateral. In addition, we involved credit risk professionals with specialized skills and knowledge, who assisted in the (i) evaluation of the Group’s collective ACL methodology for compliance with IFRS Accounting Standards as issued by the IASB; (ii) assessment of the conceptual soundness and performance of the PD, LGD, forward-looking information, and credit rating models by inspecting the model documentation to determine whether the models are suitable for their intended use; and (iii) evaluation of the selection of the macroeconomic variables and determination of the various economic forecast scenarios and their probability weights by applying statistical methods to analyze the historic correlation between the macroeconomic variables selected by management and the PDs and LGDs.
/s/ KPMG Samjong Accounting Corp.
We have served as the Group’s auditor since 2023.
Seoul, Korea
April 22, 2026

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS OF DECEMBER 31, 2024 AND 2025

	Korean Won		U.S. Dollars
	December 31, 2024	December 31, 2025	December 31, 2025
	(in millions)		(in thousands)
ASSETS
Cash and cash equivalents (Note 7)	27,281,123	38,499,679	26,651,676
Financial assets at fair value through profit or loss (“FVTPL”) (Notes 4, 8, 12, 13, 19 and 29)	25,202,672	34,245,475	23,706,673
Financial assets at fair value through other comprehensive income (“FVTOCI”) (Notes 4, 9, 12, 13, and 19)	43,797,745	83,499,522	57,803,137
Securities at amortized cost (Notes 4, 10, 12, 13 and 19)	19,203,177	18,707,459	12,950,371
Loans and other financial assets at amortized cost (Notes 4, 11, 12, 13, 19 and 45)	398,471,816	412,495,783	285,553,136
Investments in joint ventures and associates (Note 14)	1,748,810	2,080,008	1,439,900
Reinsurance contract assets (Note 25)	—	620,207	429,343
Investment properties (Notes 15 and 19)	450,788	998,854	691,464
Premises and equipment (Notes 16 and 19)	3,370,585	3,780,817	2,617,297
Intangible assets (Note 17)	1,091,402	1,056,647	731,471
Assets held for sale (Note 18)	73,989	168,491	116,639
Net defined benefit asset (Note 27)	146,109	20,558	14,231
Current tax assets (Note 42)	61,613	228,229	157,994
Deferred tax assets (Note 42)	72,937	413,649	286,352
Derivative assets (Designated for hedging) (Notes 4,12,13 and 29)	175,191	217,180	150,345
Other assets (Notes 20 and 45)	4,605,363	4,424,728	3,063,050

Total assets	525,753,320	601,457,286	416,363,079

LIABILITIES
Financial liabilities at fair value through profit or loss (“FVTPL”) (Notes 4, 12, 13, 21 and 29)	9,896,597	6,356,934	4,400,633
Deposits due to customers (Notes 4,12,22 and 45)	366,821,156	376,580,845	260,690,765
Borrowings (Notes 4, 7, 12, 13 and 23)	30,117,031	34,183,267	23,663,609
Debentures (Notes 4, 7, 12 and 23)	48,207,103	55,583,392	38,477,998
Insurance contract liabilities (Note 24)	—	45,573,864	31,548,831
Reinsurance contract liabilities (Note 25)	—	184,792	127,924
Investment contract liabilities (Notes 4, 5 and 12)	—	3,433,611	2,376,942
Provisions (Notes 26, 44 and 45)	611,428	790,733	547,391
Net defined benefit liability (Note 27)	5,424	115,091	79,673
Current tax liabilities (Note 42)	127,126	723,368	500,757
Deferred tax liabilities (Note 42)	858,822	504,828	349,471
Derivative liabilities (Designated for hedging) (Notes 4,12,13 and 29)	102,815	615,361	425,987
Other financial liabilities (Notes 4, 7, 12, 13, 28 and 45)	32,314,051	38,118,058	26,387,495
Other liabilities (Notes 6, 28 and 45)	796,498	833,894	577,268

Total liabilities	489,858,051	563,598,038	390,154,744

EQUITY
Shareholders’ equity (Note 30)	34,096,836	36,017,339	24,933,260
Capital stock	3,802,676	3,802,676	2,632,429
Hybrid securities	3,810,435	3,710,498	2,568,619
Capital surplus	934,100	933,436	646,178
Other equity	(1,400,885)	(1,219,327)	(844,088)
Retained earnings	26,950,510	28,790,056	19,930,122
Non-controlling interests	1,798,433	1,841,909	1,275,075

Total equity	35,895,269	37,859,248	26,208,335

Total liabilities and equity	525,753,320	601,457,286	416,363,079

The above consolidated financial statements should be read in conjunction with the accompanying notes.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

	Korean Won			U.S. Dollars
	2023	2024	2025	2025
	(in millions, except for per share data)			(in thousands, except per share data) (Note 2)
Interest income	20,641,554	22,013,341	21,188,743	14,668,058
Financial assets at FVTPL	192,094	236,793	303,458	210,071
Financial assets at FVTOCI	999,407	1,281,642	1,866,114	1,291,831
Financial assets at amortized cost	19,450,053	20,494,906	19,009,985	13,159,797
Insurance finance (Note 36)	—	—	9,186	6,359
Interest expense	(11,899,014)	(13,127,005)	(12,157,974)	(8,416,444)
Financial liabilities at amortized cost	(11,899,014)	(13,127,005)	(11,401,953)	(7,893,083)
Insurance finance (Note 36)	—	—	(756,021)	(523,361)

Net interest income (Notes 12, 32 and 45)	8,742,540	8,886,336	9,030,769	6,251,614
Fees and commissions income	2,565,814	2,874,216	3,017,771	2,089,073
Fees and commissions expense	(845,333)	(788,046)	(857,367)	(593,518)

Net fees and commissions income (Notes 12, 33 and 45)	1,720,481	2,086,170	2,160,404	1,495,555
Dividend income (Notes 12, 34 and 45)	240,293	310,320	484,465	335,374
Insurance income	—	—	1,042,497	721,676
Insurance	—	—	1,005,778	696,257
Reinsurance	—	—	36,719	25,419
Insurance service expense	—	—	(938,626)	(649,771)
Insurance service	—	—	(901,614)	(624,149)
Reinsurance service	—	—	(37,012)	(25,622)
Net insurance income (Note 35)	—	—	103,871	71,905
Other insurance finance income and expenses (Note 36)	—	—	(378,130)	(261,763)
Net gain on financial instruments at FVTPL (Notes 12, 37 and 45)	488,486	1,492,783	725,939	502,536
Net gain (loss) on financial assets at FVTOCI (Notes 12 and 38)	(37,641)	96,620	130,620	90,423
Net gain arising on financial assets at amortized cost (Note 12)	203,942	286,885	107,667	74,533
Impairment losses due to credit loss (Notes 39 and 45)	(1,894,916)	(1,716,295)	(2,102,814)	(1,455,688)
General and administrative expenses (Notes 40 and 45)	(4,443,433)	(4,468,973)	(5,179,621)	(3,585,629)
Other net operating expense (Notes 12, 29, 40 and 45)	(1,520,723)	(2,718,656)	(1,408,362)	(974,949)

Operating income	3,499,029	4,255,190	3,674,808	2,543,911
Share of gain of joint ventures and associates (Note 14)	109,831	76,265	98,660	68,299
Other non-operating income (expenses)	(91,407)	(108,608)	316,698	219,236

Non-operating income (expense) (Note 41)	18,424	(32,343)	415,358	287,535
Net income before income tax expense	3,517,453	4,222,847	4,090,166	2,831,446
Income tax expense (Note 42)	(890,559)	(1,051,378)	(862,658)	(597,180)
Net income	2,626,894	3,171,469	3,227,508	2,234,266

(Continued)

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME—(CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

	Korean Won			U.S. Dollars
	2023	2024	2025	2025
	(in millions, except for per share data)			(in thousands, except per share data) (Note 2)
Net gain (loss) on valuation of equity securities at FVTOCI	193,191	(138,097)	100,259	69,405
Net gain on credit risk fluctuation of financial liabilities designated to be measured at FVTPL	—	1,348	(74)	(51)
Changes in capital due to equity method	8,603	(1,663)	(957)	(662)
Remeasurement loss related to defined benefit liabilities	(79,460)	(61,929)	(8,681)	(6,009)

Items that will not be reclassified to profit or loss	122,334	(200,341)	90,547	62,683
Net gain (loss) on valuation of debt securities at FVTOCI	532,334	172,155	(1,421,826)	(984,269)
Changes in capital due to equity method	(5,638)	(3,704)	(1,378)	(954)
Net gain (loss) on foreign currency translation of foreign operations	45,080	522,845	(116,405)	(80,583)
Net gain (loss) valuation of hedges of net investments in foreign operations	(14,049)	(114,827)	22,319	15,450
Net gain (loss) on valuation of cash flow hedge	(16,524)	6,591	(167,670)	(116,071)
Net financial gain on insurance contract assets (liabilities)	—	—	1,786,814	1,236,935
Net financial loss on reinsurance contract assets (liabilities)	—	—	(15,631)	(10,821)

Items that may be reclassified to profit or loss	541,203	583,060	86,223	59,687
Other comprehensive income, net of tax	663,537	382,719	176,770	122,370
Total comprehensive income	3,290,431	3,554,188	3,404,278	2,356,636

Net income attributable to:
Net income attributable to shareholders	2,506,296	3,085,995	3,124,346	2,162,851
Net income attributable to non-controlling interests	120,598	85,474	103,162	71,415
Total comprehensive income attributable to:
Comprehensive income attributable to shareholders	3,164,464	3,454,620	3,251,616	2,250,955
Comprehensive income attributable to non-controlling interests	125,967	99,568	152,662	105,681
Earnings per share (Note 43)
Basic and diluted earnings per share (Unit: In Korean Won and U.S. Dollar)	3,230	3,950	4,052	2,805
The above consolidated financial statements should be read in conjunction with the accompanying notes.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

	Capital Stock	Hybrid securities	Capital surplus	Other equity	Retained earnings	Shareholders’ equity in total	Non- controlling interests	Total equity
	(Korean Won in millions)
January 1, 2023	3,640,303	3,112,449	682,385	(2,423,392)	23,750,152	28,761,897	2,865,445	31,627,342
Total comprehensive income
Net income	—	—	—	—	2,506,296	2,506,296	120,598	2,626,894
Net gain on valuation of financial instruments at FVTOCI	—	—	—	725,513	—	725,513	12	725,525
Net gain (loss) due to disposal of equity securities at FVTOCI	—	—	—	(86)	86	—	—	—
Changes in capital due to equity method	—	—	—	2,996	(50)	2,946	19	2,965
Gain on foreign currency translation of foreign operations	—	—	—	39,780	—	39,780	5,300	45,080
Loss on valuation of hedges of net investments in foreign operations	—	—	—	(14,049)	—	(14,049)	—	(14,049)
Loss on valuation of cash flow hedge	—	—	—	(16,524)	—	(16,524)	—	(16,524)
Remeasurement gain related to defined benefit plan	—	—	—	(79,498)	—	(79,498)	38	(79,460)
Transactions with shareholders and others
Comprehensive stock exchange	162,373	—	249,008	—	—	411,381	(414,015)	(2,634)
Dividends to common stocks	—	—	—	—	(978,376)	(978,376)	(11,647)	(990,023)
Changes in treasury stocks	—	—	1,128	(35,529)	(100,000)	(134,401)	—	(134,401)
Issuance of hybrid securities	—	498,680	—	—	—	498,680	299,327	798,007
Dividends to hybrid securities	—	—	—	—	(131,148)	(131,148)	(95,637)	(226,785)
Redemption of hybrid securities	—	—	—	(1,695)	—	(1,695)	(1,097,697)	(1,099,392)
Changes in subsidiaries’ capital	—	—	(1,869)	60,491	(60,490)	(1,868)	(1,927)	(3,795)
Changes in non-controlling interests related to business combinations	—	—	—	—	—	—	138,478	138,478
Others	—	—	4,911	73,036	—	77,947	(77,685)	262

December 31, 2023	3,802,676	3,611,129	935,563	(1,668,957)	24,986,470	31,666,881	1,730,609	33,397,490

(Continued)

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY—(CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

	Capital Stock	Hybrid securities	Capital surplus	Other equity	Retained earnings	Shareholders’ equity in total	Non- controlling interests	Total equity
	(Korean Won in millions)
January 1, 2024	3,802,676	3,611,129	935,563	(1,668,957)	24,986,470	31,666,881	1,730,609	33,397,490
Total comprehensive income
Net income	—	—	—	—	3,085,995	3,085,995	85,474	3,171,469
Net gain(loss) on valuation of financial instruments at FVTOCI	—	—	—	34,203	—	34,203	(145)	34,058
Net gain (loss) due to disposal of equity securities at FVTOCI	—	—	—	(53,460)	53,460	—	—	—
Net gain on credit risk fluctuation of financial liabilities designated to be measured at FVTPL	—	—	—	1,348	—	1,348	—	1,348
Changes in capital due to equity method	—	—	—	(5,357)	(10)	(5,367)	—	(5,367)
Gain on foreign currency translation of foreign operations	—	—	—	508,631	—	508,631	14,214	522,845
Loss on valuation of hedges of net investments in foreign operations	—	—	—	(114,827)	—	(114,827)	—	(114,827)
Gain on valuation of cash flow hedge	—	—	—	6,591	—	6,591	—	6,591
Remeasurement gain(loss) related to defined benefit plan	—	—	—	(61,954)	—	(61,954)	25	(61,929)
Transactions with shareholders and others
Dividends to common stocks	—	—	—	—	(878,330)	(878,330)	(3,829)	(882,159)
Changes in treasury stocks	—	—	733	3,832	(136,688)	(132,123)	—	(132,123)
Issuance of hybrid securities	—	1,196,850	—	—	—	1,196,850	757,970	1,954,820
Dividends to hybrid securities	—	—	—	—	(158,682)	(158,682)	(76,249)	(234,931)
Redemption of hybrid securities	—	(997,544)	—	(52,199)	—	(1,049,743)	(658,470)	(1,708,213)
Changes in subsidiaries’ capital	—	—	12,256	1,264	(1,693)	11,827	(9,709)	2,118
Changes in non-controlling interests related to business combinations	—	—	(1,148)	—	—	(1,148)	5,599	4,451
Others	—	—	(13,304)	—	(12)	(13,316)	(47,056)	(60,372)

December 31, 2024	3,802,676	3,810,435	934,100	(1,400,885)	26,950,510	34,096,836	1,798,433	35,895,269

(Continued)

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY—(CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

	Capital Stock	Hybrid securities	Capital surplus	Other equity	Retained earnings	Shareholders’ equity in total	Non- controlling interests	Total equity
	(Korean Won in millions)
January 1, 2025	3,802,676	3,810,435	934,100	(1,400,885)	26,950,510	34,096,836	1,798,433	35,895,269
Total comprehensive income
Net income	—	—	—	—	3,124,346	3,124,346	103,162	3,227,508
Net loss on valuation of financial instruments at FVTOCI	—	—	—	(1,168,408)	—	(1,168,408)	(153,159)	(1,321,567)
Net gain (loss) due to disposal of equity securities at FVTOCI	—	—	—	1,319	(1,319)	—	—	—
Net loss on credit risk fluctuation of financial liabilities designated to be measured at FVTPL	—	—	—	(74)	—	(74)	—	(74)
Changes in capital due to equity method	—	—	—	(2,335)	—	(2,335)	—	(2,335)
Loss on foreign currency translation of foreign operations	—	—	—	(107,013)	—	(107,013)	(9,392)	(116,405)
Gain on valuation of hedges of net investments in foreign operations	—	—	—	22,319	—	22,319	—	22,319
Loss on valuation of cash flow hedge	—	—	—	(130,513)	—	(130,513)	(37,157)	(167,670)
Remeasurement gain related to defined benefit plan	—	—	—	(10,774)	—	(10,774)	2,093	(8,681)
Net financial gain on insurance contract assets (liabilities)	—	—	—	1,534,529	—	1,534,529	252,285	1,786,814
Net financial loss on reinsurance contract assets (liabilities)	—	—	—	(10,461)	—	(10,461)	(5,170)	(15,631)
Transactions with shareholders and others
Dividends to common stocks	—	—	—	—	(927,296)	(927,296)	(1,414)	(928,710)
Changes in treasury stocks	—	—	2	—	(150,000)	(149,998)	—	(149,998)
Issuance of hybrid securities	—	797,841	—	—	—	797,841	—	797,841
Dividends to hybrid securities	—	—	—	—	(150,059)	(150,059)	(100,129)	(250,188)
Redemption of hybrid securities	—	(897,778)	—	771	—	(897,007)	(644,777)	(1,541,784)
Transfer of redemption loss of hybrid securities to retained earnings	—	—	—	2,456	(2,456)	—	—	—
Changes in subsidiaries’ capital	—	—	225	49,742	(49,742)	225	(225)	—
Changes in non-controlling interests related to business combinations	—	—	—	—	—	—	643,304	643,304
Others	—	—	(891)	—	(3,928)	(4,819)	(5,945)	(10,764)
December 31, 2025	3,802,676	3,710,498	933,436	(1,219,327)	28,790,056	36,017,339	1,841,909	37,859,248

(Continued)

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY—(CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

	Capital Stock	Hybrid securities	Capital surplus	Other equity	Retained earnings	Shareholders’ equity in total	Non- controlling interests	Total equity
	(U.S dollars in thousands) (Note 2)
January 1, 2025	2,632,429	2,637,801	646,637	(969,773)	18,656,682	23,603,776	1,244,978	24,848,754
Total comprehensive income	—	—	—	—	—	—	—	—
Net income	—	—	—	—	2,162,851	2,162,851	71,415	2,234,266
Net loss on valuation of financial instruments at FVTOCI	—	—	—	(808,839)	—	(808,839)	(106,025)	(914,864)
Net gain (loss) due to disposal of equity securities at FVTOCI	—	—	—	913	(913)	—	—	—
Net loss on credit risk fluctuation of financial liabilities designated to be measured at FVTPL	—	—	—	(51)	—	(51)	—	(51)
Changes in capital due to equity method	—	—	—	(1,616)	—	(1,616)	—	(1,616)
Loss on foreign currency translation of foreign operations	—	—	—	(74,081)	—	(74,081)	(6,502)	(80,583)
Gain on valuation of hedges of net investments in foreign operations	—	—	—	15,450	—	15,450	—	15,450
Loss on valuation of cash flow hedge	—	—	—	(90,349)	—	(90,349)	(25,722)	(116,071)
Remeasurement gain related to defined benefit plan	—	—	—	(7,458)	—	(7,458)	1,449	(6,009)
Net financial gain on insurance contract assets (liabilities)	—	—	—	1,062,289	—	1,062,289	174,646	1,236,935
Net financial loss on reinsurance contract assets (liabilities)	—	—	—	(7,242)	—	(7,242)	(3,579)	(10,821)
Transactions with shareholders and others	—	—	—	—	—	—	—	—
Dividends to common stocks	—	—	—	—	(641,927)	(641,927)	(979)	(642,906)
Changes in treasury stocks	—	—	2	—	(103,839)	(103,837)	—	(103,837)
Issuance of hybrid securities	—	552,311	—	—	—	552,311	—	552,311
Dividends to hybrid securities	—	—	—	—	(103,879)	(103,879)	(69,315)	(173,194)
Redemption of hybrid securities	—	(621,493)	—	535	—	(620,958)	(446,351)	(1,067,309)
Transfer of redemption loss of hybrid securities to retained earnings	—	—	—	1,700	(1,700)	—	—	—
Changes in subsidiaries’ capital	—	—	156	34,434	(34,434)	156	(156)	—
Changes in non-controlling interests related to business combinations	—	—	—	—	—	—	445,332	445,332
Others	—	—	(617)	—	(2,719)	(3,336)	(4,116)	(7,452)

December 31, 2025	2,632,429	2,568,619	646,178	(844,088)	19,930,122	24,933,260	1,275,075	26,208,335

The above consolidated financial statements should be read in conjunction with the accompanying notes

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

	Korean Won			U.S. Dollars
	2023	2024	2025	2025

		(in millions)		(in thousands) (Note 2)
Cash flows from operating activities:
Net income	2,626,894	3,171,469	3,227,508	2,234,266
Adjustments to net income:
Income tax expense	890,559	1,051,378	862,658	597,180
Interest income	(20,641,554)	(22,013,341)	(21,188,743)	(14,668,058)
Interest expense	11,899,014	13,127,005	12,157,974	8,416,444
Dividend income	(240,293)	(310,320)	(484,465)	(335,374)

	(8,092,274)	(8,145,278)	(8,652,576)	(5,989,808)

Additions of expenses not involving cash outflows:
Insurance service expense	—	—	938,626	649,771
Other insurance finance expense	—	—	378,535	262,044
Loss on financial assets at FVTOCI	46,335	4,611	30,357	21,015
Impairment loss due to credit loss	1,894,916	1,716,295	2,102,814	1,455,688
Loss on other provisions	99,444	41,938	132,442	91,684
Retirement benefit	113,435	129,029	187,514	129,808
Depreciation and amortization	993,176	1,163,799	1,250,606	865,741
Net loss on foreign currency translation	366,026	1,177,859	—	—
Loss on derivatives (designated for hedge)	35,583	24,252	624,781	432,509
Loss on fair value hedge	72,601	64,571	92,138	63,783
Loss on valuation of investments in joint ventures and associates	22,710	19,911	24,035	16,638
Loss on disposal of investments in joint ventures and associates	588	532	1,874	1,297
Loss on disposal of premises and equipment, intangible assets and other assets	1,873	2,233	3,475	2,406
Impairment loss on premises and equipment, intangible assets and other assets	129	3,627	86,354	59,779
Other loss	—	10,887	—	—
Other operating expenses	—	9,509	1,015	703

	3,646,816	4,369,053	5,854,566	4,052,866

Deductions of income not involving cash inflows:
Insurance income	—	—	(1,042,497)	(721,676)
Other insurance finance income	—	—	(405)	(280)
Gain on financial assets at FVTPL	(571,179)	(1,299,919)	(924,792)	(640,194)
Gain on financial assets at FVTOCI	(8,694)	(101,231)	(160,977)	(111,437)
Gain on other provisions	(19,781)	(10,026)	(691)	(478)
Gain on foreign currency translation	—	—	(784,525)	(543,093)
Gain on derivatives (designated for hedge)	(114,875)	(192,000)	(251,270)	(173,943)
Gain on fair value hedge	(8,986)	(25,469)	(16,141)	(11,174)
Gain on valuation of investments in joint ventures and associates	(132,541)	(96,176)	(122,695)	(84,936)
Gain on disposal of investments in joint ventures and associates	(33,123)	(19,642)	(7,507)	(5,197)

(Continued)

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS—(CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

	Korean Won			U.S. Dollars
	2023	2024	2025	2025

		(in millions)		(in thousands) (Note 2)
Gain on disposal of premises and equipment, intangible assets and other assets	(5,267)	(7,064)	(45,823)	(31,721)
Reversal of impairment loss on premises and equipment, intangible assets and other assets	(230)	(147)	(971)	(672)
Bargain purchase gain	—	—	(581,010)	(402,208)

	(894,676)	(1,751,674)	(3,939,304)	(2,727,009)

Changes in operating assets and liabilities:
Reinsurance contract assets	—	—	33,600	23,260
Financial instruments at FVTPL	(1,715,646)	1,594,646	988,108	684,025
Loans and other financial assets at amortized cost	(18,598,117)	(21,703,969)	(8,369,230)	(5,793,659)
Other assets	(1,264,071)	(1,254,513)	(680,841)	(471,318)
Insurance contract liabilities	—	—	(130,431)	(90,292)
Reinsurance contract liabilities	—	—	(32,097)	(22,219)
Investment contract liabilities	—	—	(104,735)	(72,504)
Deposits due to customers	15,176,465	3,411,535	13,839,807	9,580,705
Provisions	136,521	(203,770)	1,666	1,153
Net defined benefit liability	(172,759)	(120,782)	14,200	9,830
Other financial liabilities	2,225,382	4,806,822	3,640,406	2,520,097
Other liabilities	95,559	(9,173)	24,815	17,177

	(4,116,666)	(13,479,204)	9,225,268	6,386,255

Cash received (paid) from operating activities:
Interest income received	20,416,107	22,304,745	20,564,072	14,235,625
Interest expense paid	(10,626,911)	(12,483,982)	(12,410,911)	(8,591,541)
Dividends received	202,257	310,341	482,764	334,197
Income tax paid	(1,539,605)	(424,770)	(708,996)	(490,808)

	8,451,848	9,706,334	7,926,929	5,487,473

Net cash inflow(outflow) from operating activities	1,621,942	(6,129,300)	13,642,391	9,444,043

Cash flows from investing activities:
Net cash in-flows(out-flows) from hedging activities	—	—	(34,199)	(23,675)
Net cash in-flows(out-flows) from obtaining control	(209,643)	2,008	(778,468)	(538,900)
Net cash out-flows from losing control	(464)	—	—	—
Disposal of financial instruments at FVTPL	10,487,513	11,659,750	19,103,867	13,224,788
Acquisition of financial instruments at FVTPL	(12,167,823)	(11,111,809)	(20,087,654)	(13,905,821)
Disposal of financial assets at FVTOCI	20,648,897	26,921,313	35,153,473	24,335,241
Acquisition of financial assets at FVTOCI	(24,211,531)	(31,718,677)	(43,073,556)	(29,817,975)
Redemption of securities at amortized cost	8,727,124	7,634,677	5,900,990	4,085,002
Acquisition of securities at amortized cost	(4,244,256)	(2,586,171)	(5,312,962)	(3,677,936)
Cash outflows from changes in subsidiaries	(619,726)	(674,625)	(120,121)	(83,155)
Disposal of investments in joint ventures and associates	101,051	1,253,301	431,389	298,632
Acquisition of investments in joint ventures and associates	(310,239)	(979,480)	(757,496)	(524,382)
Disposal of investment properties	—	64,926	4,750	3,288

(Continued)

F-1
2

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS—(CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

	Korean Won			U.S. Dollars
	2023	2024	2025	2025

		(in millions)		(in thousands) (Note 2)
Acquisition of investment properties	(99,234)	—	(736)	(510)
Disposal of premises and equipment	19,001	10,730	37,626	26,047
Acquisition of premises and equipment	(164,696)	(221,856)	(325,952)	(225,643)
Disposal of intangible assets	2,513	4,596	3,344	2,315
Acquisition of intangible assets	(228,503)	(190,126)	(180,481)	(124,939)
Disposal of assets held for sale	7,156	23,909	115,094	79,675
Net increase(decrease) of other assets	8,719	(126,765)	40,489	28,029

Net cash outflow from investing activities	(2,254,141)	(34,299)	(9,880,603)	(6,839,919)

Cash flows from financing activities:
Net cash in-flows(out-flows) from hedging activities	23,394	(25,442)	17,231	11,928
Net increase(decrease) in borrowings	2,332,376	(3,011,120)	4,392,369	3,040,649
Issuance of debentures	31,101,841	41,067,565	37,210,706	25,759,376
Redemption of debentures	(34,329,491)	(35,473,345)	(31,611,225)	(21,883,095)
Redemption of lease liabilities	(160,673)	(238,770)	(251,559)	(174,144)
Net increase(decrease) of other liabilities	118	(17,690)	(41)	(28)
Acquisition of treasury stocks	(158,165)	(136,699)	(150,000)	(103,839)
Disposal of treasury stocks	23,118	4,834	—	—
Dividends paid	(978,376)	(878,330)	(927,296)	(641,927)
Issuance of hybrid securities	798,007	1,954,820	797,841	552,311
Redemption of hybrid securities	(1,100,000)	(1,726,936)	(1,541,088)	(1,066,829)
Dividends paid to hybrid securities	(226,785)	(234,931)	(250,188)	(173,194)
Dividends paid to non-controlling interest	(11,647)	(3,829)	(1,414)	(979)
Changes in non-controlling interests	(180,514)	(41,375)	—	—
Net increase in non-controlling equity liabilities	6,620	6,589	—	—

Net cash inflow(outflow) from financing activities	(2,860,177)	1,245,341	7,685,336	5,320,229

Effects of exchange rate changes on cash and cash equivalents	(170,154)	1,642,763	(228,568)	(158,228)
Net increase (decrease) in cash and cash equivalents	(3,662,530)	(3,275,495)	11,218,556	7,766,125
Cash and cash equivalents, beginning of the period	34,219,148	30,556,618	27,281,123	18,885,551

Cash and cash equivalents, end of the period (Note 7)	30,556,618	27,281,123	38,499,679	26,651,676

The above consolidated financial statements should be read in conjunction with the accompanying notes.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2024 AND 2025
AND FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025
1. GENERAL

(1)	Summary of the Parent company
Woori Financial Group, Inc. (hereinafter referred to
as
the “Parent company”) is primarily aimed at controlling
subsidiaries
that operate in the financial industry or those that are closely related to the financial industry through the ownership of shares and was established on January 11, 2019 under the Financial Holding Company Act through the comprehensive transfer with shareholders of Woori Bank, Woori FIS Co., Ltd., Woori Finance Research Institute Co., Ltd., Woori Credit Information Co., Ltd., Woori Fund Services Co., Ltd. and Woori Private Equity Asset Management Co., Ltd. The headquarters of the Parent company is located at 51, Sogong-ro, Jung-gu, Seoul, Korea, and the capital stock is 3,802,676 million Won. The Parent company’s stocks were listed on the Korea Exchange on February 13, 2019, and its American Depository Shares (“ADS”) are also being traded as the underlying common stock on the New York Stock Exchange since the same date.
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
As of December 30, 2019, the Parent company acquired 67.2% interest (excluding treasury stocks, 51% interest including treasury stocks) in Woori Asset Trust Co., Ltd. (formerly Kukje Asset Trust Co., Ltd.) and added it as a consolidated subsidiary at the end of 2019. As of March 31, 2023, it acquired an additional 28.1% interest (excluding treasury stock, 21.3% in the case of including treasury stock).
The Parent company acquired 76.8% (excluding treasury stocks, 74.0% interest including treasury stocks) interest in Woori Financial Capital Co., Ltd. (formerly Aju Capital Co., Ltd.) on December 10, 2020. In addition, as of April 15, 2021, the Parent company acquired 13.3% interest (excluding treasury stock, 12.9% when including treasury stock) in Woori Financial Capital Co., Ltd., and as of May 24, 2021, the Parent company additionally acquired treasury stock (3.6%) which Woori Financial Capital Co., Ltd. possessed.
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
As of August 8, 2023
, the Parent company paid 22,541,465 new shares of the Parent company to the shareholders of Woori Investment Bank Co., Ltd. (excluding the Parent company) through comprehensive stock exchange and acquired residual interest (41.3%) of Woori Investment Bank Co., Ltd., to make it a wholly owned subsidiary. In addition, on the same day, the Parent company paid 9,933,246 new shares of the Parent company to the shareholders of Woori Venture Partners Co., Ltd. (excluding the Parent company) through comprehensive stock exchange and acquired residual interest (44.5%) of Woori Venture Partners Co., Ltd., to make it a wholly owned subsidiary.
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
On March 25, 2024, the Parent company participated in the capital increase amount and acquired the 1,062,045 shares (96.7% after acquiring shares, 79.4% including treasury shares) of Woori Asset Trust Co., Ltd. Additionally, on March 29, 2024, Woori Asset Trust Co., Ltd. conducted a complete retirement of its 738,000 treasury shares. In addition, as of April 8, 2024, the Parent company additionally acquired minority interests (2.0%) of Woori Asset Trust Co., Ltd. As of November 19, 2024, the Parent company additionally acquired minority interests (0.9%) of Woori Asset Trust Co., Ltd.
On August 1, 2024,
t
he Parent company owned 97.1% interest in merged securities firm as a result of merger between Korea Foss Securities (the surviving company) and Woori Investment Bank Co., Ltd. (dissolution company), and acquired an additional 2.3% out of the remaining interest. The merged securities company also changed its name to Woori Investment Securities Co., Ltd.
On July 1, 2025, the Parent company acquired 77.9% of the shares (excluding treasury shares; 75.3% including treasury shares) of Tongyang Life Insurance Co., Ltd. and 100% of the shares of ABL Life Insurance Co., Ltd. and included them as subsidiaries.
On July 31, 2025, the Parent company acquired the remaining shares (0.4%) of Woori Asset Trust Co., Ltd., pursuant to which Woori Asset Trust Co., Ltd. became a wholly-owned subsidiary of the parent company.
On November 28, 2025, the Parent Company acquired an additional (0.20%) minority interest in Woori Investment Securities Co., Ltd. As of December 19, 2025, the Parent Company additionally acquired (0.10%) of the treasury shares held by Woori Investment Securities Co., Ltd., as well as an additional (0.20%) minority interest.

F-1
5

(2)	Details of the Parent company and subsidiaries (hereinafter ‘Group’) as of December 31, 2024 and 2025 are as follows:

		Percentage of ownership (%)		Location	Financial statements date
Subsidiaries	Main business	December 31, 2025	December 31, 2024
Held by Woori Financial Group Inc.
Woori Bank	Bank	100.0	100.0	Korea	December 31
T ongyang Life Insurance Co., Ltd. (*1)	Life insurance	77.9	—	Korea	December 31
Woori Card Co., Ltd.	Finance	100.0	100.0	Korea	December 31
Woori Financial Capital Co., Ltd.	Finance	100.0	100.0	Korea	December 31
Woori Investment Securities Co., Ltd. (*1)	Securities brokerage	99.9	99.5	Korea	December 31
ABL Life Insurance Co., Ltd. (*1)	Life insurance	100.0	—	Korea	December 31
Woori Asset Trust Co., Ltd	Real estate trust	100.0	99.6	Korea	December 31
Woori Savings Bank	Mutual saving bank	100.0	100.0	Korea	December 31
Woori Financial F&I Co., Ltd.	Finance	100.0	100.0	Korea	December 31
Woori Asset Management Corp. (*1)	Finance	100.0	100.0	Korea	December 31
Woori Venture Partners	Other financial services	100.0	100.0	Korea	December 31
Woori Private Equity Asset Management Co., Ltd.	Finance	100.0	100.0	Korea	December 31
Woori Credit Information Co., Ltd.	Credit information	100.0	100.0	Korea	December 31
Woori Fund Service Co., Ltd.	Financial support service business	100.0	100.0	Korea	December 31
Woori FIS Co., Ltd.	System software development & maintenance	100.0	100.0	Korea	December 31
Woori Finance Research Institute Co., Ltd.	Other service business	100.0	100.0	Korea	December 31
Held by Woori Bank
Woori America Bank	Finance	100.0	100.0	America	December 31
Woori Global Markets Asia Limited	Finance	100.0	100.0	Hong Kong	December 31
Woori Bank China Limited	Finance	100.0	100.0	China	December 31
AO Woori Bank (*7)	Finance	100.0	100.0	Russia	December 31
PT Bank Woori Saudara Indonesia 1906 Tbk	Finance	90.8	90.8	Indonesia	December 31
Banco Woori Bank do Brasil S.A.	Finance	100.0	100.0	Brazil	December 31
Korea BTL Infrastructure Fund	Finance	99.9	99.9	Korea	December 31
Woori Finance Myanmar Co., Ltd.	Finance	100.0	100.0	Myanmar	December 31
Wealth Development Bank	Finance	51.0	51.0	Philippines	December 31
Woori Bank Vietnam Limited	Finance	100.0	100.0	Vietnam	December 31
Woori Bank (Cambodia) PLC	Finance	100.0	100.0	Cambodia	December 31
Woori Bank Europe	Finance	100.0	100.0	Germany	December 31
KAMCO Value Recreation First Securitization Specialty Co., Ltd. (*2)	Asset securitization	15.0	15.0	Korea	December 31
Jeonju Iwon Ltd. (*2)	Asset securitization	—	—	Korea	December 31
Wonju I one Inc. (*2)	Asset securitization	—	—	Korea	December 31
Heitz Third Co., Ltd. (*2)	Asset securitization	—	—	Korea	December 31
Woori hansoop 1st Co., Ltd. (*2)	Asset securitization	—	—	Korea	December 31
Woori QS 1st Co., Ltd. (*2)	Asset securitization	—	—	Korea	December 31
Woori Dream 2nd Co., Ltd. (*2)	Asset securitization	—	—	Korea	December 31
Woori K 1st Co., Ltd. (*2)	Asset securitization	—	—	Korea	December 31
Woori Display 3rd Co., Ltd. (*2)	Asset securitization	—	—	Korea	December 31
Quantum Jump the 2nd Co., Ltd. (*2) (*5)	Asset securitization	—	—	Korea	—
Woori HW 1st Co., Ltd. (*2)	Asset securitization	—	—	Korea	December 31
Woori Dream 3rd Co., Ltd. (*2)	Asset securitization	—	—	Korea	December 31
Woori SJS 1st Co., Ltd. (*2)	Asset securitization	—	—	Korea	December 31
SPG the 1st Co., Ltd. (*2)	Asset securitization	—	—	Korea	December 31
Woori-HWC 1st Co., Ltd. (*2)	Asset securitization	—	—	Korea	December 31
Woori HC 3rd Co., Ltd. (*2)	Asset securitization	—	—	Korea	December 31
Woori Park I 1st co., Ltd (*2) (*5)	Asset securitization	—	—	Korea	—
Woori HC 4th Co., Ltd. (*2)	Asset securitization	—	—	Korea	December 31
Woori SKR 1st Co., Ltd. (*2)	Asset securitization	—	—	Korea	December 31
Woori H chemical 1st Co., Ltd (*2)	Asset securitization	—	—	Korea	December 31
HE the 1st Co., Ltd. (*2)	Asset securitization	—	—	Korea	December 31
Woori Hub The 1st Co., Ltd. (*2)	Asset securitization	—	—	Korea	December 31
Woori K The 3rd Co., Ltd. (*2)	Asset securitization	—	—	Korea	December 31

F-1
6

		Percentage of ownership (%)		Location	Financial statements date
Subsidiaries	Main business	December 31, 2025	December 31, 2024
Woori KF 1st Co., Ltd. (*2)	Asset securitization	—	—	Korea	December 31
Woori L Yongsan 1st Co., Ltd. (*2)	Asset securitization	—	—	Korea	December 31
Woori HC 5th Co., Ltd. (*2) (*5)	Asset securitization	—	—	Korea	—
Woori Lotte Dongtan 1st Co., Ltd. (*2) (*5)	Asset securitization	—	—	Korea	—
Woori HC 6th Co., Ltd. (*2) (*5)	Asset securitization	—	—	Korea	—
Woori HO 1st Co., Ltd. (*2) (*5)	Asset securitization	—	—	Korea	—
Woori ESG 1st Co., Ltd. (*2) (*5)	Asset securitization	—	—	Korea	—
Woori Osiria 1st Co., Ltd. (*2) (*5)	Asset securitization	—	—	Korea	—
Gangnam Landmark 2nd Co., Ltd (*2) (*5)	Asset securitization	—	—	Korea	—
Woori HP the 1st Co., Ltd. (*2)	Asset securitization	—	—	Korea	December 31
Woori KF 2nd Co., Ltd. (*2)	Asset securitization	—	—	Korea	December 31
Woori HD 1st co., Ltd. (*2) (*5)	Asset securitization	—	—	Korea	—
Woori ST 1st Co., Ltd. (*2) (*5)	Asset securitization	—	—	Korea	—
Woori HW 2nd co., Ltd. (*2)	Asset securitization	—	—	Korea	December 31
Woori Mirae 1st co., Ltd. (*2) (*5)	Asset securitization	—	—	Korea	—
Woori HR 2nd Co., Ltd. (*2)	Asset securitization	—	—	Korea	December 31
Woori QS 2nd Co., Ltd. (*2)	Asset securitization	—	—	Korea	December 31
Woori Plasma 1st Co., Ltd. (*2)	Asset securitization	—	—	Korea	December 31
Woori EUGENE 1st Co., Ltd (*2)	Asset securitization	—	—	Korea	December 31
WOORIWON 1ST, CO,. LIMITED .(*2)	Asset securitization	—	—	Korea	December 31
WOORI ENERBILITY 1ST, CO,. LIMITED .(*2)	Asset securitization	—	—	Korea	December 31
WOORI HL 1ST, CO,. LIMITED .(*2)	Asset securitization	—	—	Korea	December 31
WOORI PARC1. 2ND CO., LTD (*2) (*10)	Asset securitization	—	—	Korea	December 31
WOORI HEROS 1ST CO., LTD. (*2) (*10)	Asset securitization	—	—	Korea	December 31
WOORI GANGNAM ALPHA 1ST CO., LTD. (*2) (*10)	Asset securitization	—	—	Korea	December 31
WOORI BLOSSOM 1ST CO., LTD. (*2) (*10)	Asset securitization	—	—	Korea	December 31
WOORI DK 1ST CO., LTD. (*2) (*10)	Asset securitization	—	—	Korea	December 31
WOORI TECHONE 1ST CO., LTD (*2) (*10)	Asset securitization	—	—	Korea	December 31
WOORI TECHONE 2ND CO., LTD (*2) (*10)	Asset securitization	—	—	Korea	December 31
WOORI SONO 1ST CO., LTD (*2) (*10)	Asset securitization	—	—	Korea	December 31
WOORI SEOUL STATION AREA 1ST, CO,. LTD. (*2)	Asset securitization	—	—	Korea	December 31
WOORI NC 1ST CO., LTD. (*2) (*10)	Asset securitization	—	—	Korea	December 31
Heungkuk Global Private Placement Investment Trust No. 1 (*3)	Securities investment and others	98.8	98.8	Korea	December 31
AI Partners UK Water Supply Private Placement Investment Trust No. 2 (*3)	Securities investment and others	97.3	97.3	Korea	December 31
Mirae Asset Multi Overseas Real Estate General Private Investment Trust No. 5-2 (*3)	Securities investment and others	99.0	99.0	Korea	December 31
IGIS Australia Investment Trust No. 209-1 (*3)	Securities investment and others	99.4	99.4	Korea	December 31
JB Airline Private Placement Investment Trust No. 8 (*3)	Securities investment and others	97.0	97.0	Korea	December 31
Kiwoom Harmony Private Placement Investment Trust No. 2 (*3) (*5)	Securities investment and others	—	97.3	Korea	—
Kiwoom Harmony Private Placement Investment Trust No. 1 (*3)	Securities investment and others	97.7	97.4	Korea	December 31
Kiwoom Harmony Private Placement Investment Trust No. 4 (*3)	Securities investment and others	96.2	96.2	Korea	December 31
Kiwoom Harmony Private Placement Investment Trust No. 9 (*3) (*10)	Securities investment and others	100.0	—	Korea	December 31
Woori Partners General Type Private Investment Trust No. 4 (*3) (*10)	Securities investment and others	99.0	—	Korea	December 31
Principal Guaranteed Trust (*4)	Trust	—	—	Korea	December 31
Principal and Interest Guaranteed Trust (*4)	Trust	—	—	Korea	December 31
Held by Mirae Asset Multi Overseas Real Estate General Private Investment Trust No. 5-2
MAGI No. 5 LuxCo S.a.r.l.	Asset securitization	54.6	54.6	Luxembourg	December 31
Held by MAGI No.5 LuxCo S.a.r.l.
ADP 16 Brussels	Asset securitization	100.0	100.0	Belgium	December 31

F-1
7

		Percentage of ownership (%)		Location	Financial statements date
Subsidiaries	Main business	December 31, 2025	December 31, 2024
Held by Woori ESG Infrastructure Development General Private Investment Trust No. 1:
Woori Global Infrastructure Development Co., Ltd.	Other financial services	100.0	100.0	Korea	December 31
Namyangju Resource Circulation Facility Development Co., Ltd.	Other professional services	100.0	100.0	Korea	December 31
Held by Woori Card Co., Ltd.
TUTU Finance – WCI Myanmar Co., Ltd.	Finance	100.0	100.0	Myanmar	December 31
PT Woori Finance Indonesia Tbk.	Finance	84.5	84.5	Indonesia	December 31
Woori Card 2021-1 Asset Securitization Specialty Co., Ltd. (*2) (*5)	Asset securitization	—	0.5	Korea	—
Woori Card 2022-1 Asset Securitization Specialty Co., Ltd. (*2) (*5)	Asset securitization	—	0.5	Korea	—
Woori Card 2022-2 Asset Securitization Specialty Co., Ltd. (*2)	Asset securitization	0.5	0.5	Korea	December 31
Woori Card 2023-1 Asset Securitization Specialty Co., Ltd. (*2)	Asset securitization	0.5	0.5	Korea	December 31
Woori Card 2023-2 Asset Securitization Specialty Co., Ltd. (*2)	Asset securitization	0.5	0.5	Korea	December 31
Woori Card 2024-1 Asset Securitization Specialty Co., Ltd. (*2)	Asset securitization	0.5	0.5	Korea	December 31
Held by Woori Financial Capital Co., Ltd.
Specified Money Market Trust	Trust	100.0	100.0	Korea	December 31
Held by Woori Investment Securities Co., Ltd.
Seari Second Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	December 31
Namjong 1st Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	December 31
Bukgeum First Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	December 31
Bukgeum Second Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	December 31
WS1909 Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	December 31
WS2003 Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	December 31
WS2006 Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	December 31
WH2103 Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	December 31
WN2103 Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	December 31
WH2106 Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	December 31
WiBee AK 1st Co., Ltd. (*2) (*10)	Asset securitization	—	—	Korea	December 31
WiBee Sae-A 1st Co., Ltd (*2) (*10)	Asset securitization	—	—	Korea	December 31
WiBee Central 1st Co., Ltd (*2) (*10)	Asset securitization	—	—	Korea	December 31
WiBee Retail 1st Co., Ltd (*2) (*10)	Asset securitization	—	—	Korea	December 31
WiBee Smile AP 1st Co., Ltd (*2) (*10)	Asset securitization	—	—	Korea	December 31
Bridge Beta 1st Co., Ltd (*2) (*10)	Asset securitization	—	—	Korea	December 31
Held by Tongyang Life Insurance Co., Ltd.
Tongyang Life Financial Service Co., Ltd (*10)	Insurance agents and brokers	100.0	—	Korea	December 31
Held by ABL Life Insurance Co., Ltd.
ABA Financial Service LLC. (*10)	Insurance agents and brokers	100.0	—	Korea	December 31
Kookmin Bank acting as Trustee of Kiwoom Andante Private Investment Trust (*3) (*5) (*10)	Securities investment and others	—	—	Korea	—
Kookmin Bank Acting as Trustee of Kiwoom Moderato Private Securities Investment Trust I (*3) (*5) (*10)	Securities investment and others	—	—	Korea	—
Kiwoom Europe Infra A.I. Private Type Investment Trust III (*3) (*5) (*10)	Securities investment and others	—	—	Korea	—

F-1
8

		Percentage of ownership (%)		Location	Financial statements date
Subsidiaries	Main business	December 31, 2025	December 31, 2024
Kiwoom Global Infra A.I. Private Type Investment Trust II (*3) (*5) (*10)	Securities investment and others	—	—	Korea	—
Kookmin Bank acting as Trustee of Kiwoom AGPS Private Investment Trust (*3) (*5) (*10)	Securities investment and others	—	—	Korea	—
Kiwoom Europe Infra A.I. Private Type Investment Trust IX (*3) (*5) (*10)	Securities investment and others	—	—	Korea	—
Alceon Real Infrastructure Blind General Type Private Placement Investment Trust (*3) (*5) (*10)	Securities investment and others	—	—	Korea	—
Hanwha Global Infrastructure Private Fund 31 (*3) (*5) (*10)	Securities investment and others	—	—	Korea	—
Alceon Real Property Blind General Type Private Placement Investment Trust (*3) (*10)	Securities investment and others	100.0	—	Korea	December 31
KB NB Private Investment Trust No. 4 (*3) (*5) (*10)	Securities investment and others	—	—	Korea	—
IGIS U.S. Private Placement Real Estate Investment Trust No. 469-1 (*3) (*5) (*10)	Securities investment and others	—	—	Korea	—
IGIS U.S. Private Placement Real Estate Investment Trust No. 469-2 (*3) (*5) (*10)	Securities investment and others	—	—	Korea	—
Alceon Australia RDS General Type Private Placement Investment Trust 2 (*3) (*5) (*10)	Securities investment and others	—	—	Korea	—
Alceon Australia RDS General Type Private Placement Investment Trust 3 (*3) (*5) (*10)	Securities investment and others	—	—	Korea	—
Woori Park Square Payton General Type Private Investment Trust (*3) (*10)	Securities investment and others	100.0	—	Korea	December 31
Woori Pantheon Metrics General Type Private Investment Trust (*3) (*10)	Securities investment and others	100.0	—	Korea	December 31
Held by Woori Asset Management Corp.
Woori China Convertible Bond Hedging feeder Investment Trust H (debt-oriented hybrid) (*3) (*5)	Securities investment and others	—	89.5	Korea	—
Woori China Convertible Bond Master Fund ( *3) (*5)	Securities investment and others	—	63.3	Korea	—
Woori Together TDF 2040 (*3) (*5)	Securities investment and others	—	34.3	Korea	—
Woori Together TDF 2045 (*3) (*5)	Securities investment and others	—	56.0	Korea	—
Woori Together TDF 2050 (*3) (*5)	Securities investment and others	—	31.5	Korea	—
Woori Rooftop Solar Private Special Asset Investment Trust No.1 (*3)	Securities investment and others	40.1	40.1	Korea	December 31
Woori Following Foreigners Securities Sub-Investment Master Fund [Equity] (*3) (*10)	Securities investment and others	100.0	—	Korea	December 31
Woori Following Foreigners 40 Securities Sub-Investment Trust [Bond Mixed-Fund of Funds] Class C-F (*3) (*10)	Securities investment and others	31.3	—	Korea	December 31
Woori Following Foreigners Securities Sub-Investment Trust [Equity] Class C-F (*3) (*10)	Securities investment and others	75.6	—	Korea	December 31
Woori Didim US Technology and Bio-Healthcare Feeder Investment Trust (*3) (*5)	Securities investment and others	—	44.6	Korea	—
Woori US Billionaire Equity Master Investment Trust (*3) (*5) (*10)	Securities investment and others	—	—	Korea	—
Woori US Billionaire Equity EMP Feeder Investment Trust (H) Class C-F (*3) (*5) (*10)	Securities investment and others	—	—	Korea	—
Woori US Billionaire Equity EMP Feeder Investment Trust (UH) ClassC-F (*3) (*5) (*10)	Securities investment and others	—	—	Korea	—
Woori Total Bond Market Master Investment Trust (*3) (*5) (*10)	Securities investment and others	—	—	Korea	—

F-1
9

		Percentage of ownership (%)		Location	Financial statements date
Subsidiaries	Main business	December 31, 2025	December 31, 2024
Woori Short Term Bond Master Investment Trust (*3) (*5) (*10)	Securities investment and others	—	—	Korea	—
Held by Woori Financial F&I Co., Ltd.
WI2203 Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	December 31
WM2203 Asset Securitization Specialty Co., Ltd . (*2)	Asset securitization	5.0	5.0	Korea	December 31
WNI2206 Asset Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	December 31
WI2209 Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	December 31
WN2212 Asset Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	December 31
WK2212 Asset Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	December 31
WH2306 Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	December 31
WN2306 Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	December 31
WNKN2309 Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	December 31
WB2309 Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	December 31
WI2311 Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	December 31
WSB2312 Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	December 31
WK2312 Asset Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	December 31
WBS2312 Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	December 31
WK2403 Asset Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	December 31
WH2403 Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	December 31
WSB2406 Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	December 31
WK2406 Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	December 31
WI2406 Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	December 31
WKN2406 Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	December 31
WS2409 Asset Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	December 31
WSB2409 Asset Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	December 31
WDSB2503 Asset Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	—	Korea	December 31
WHKN2506 Asset Securitization Specialty Co., Ltd. (*2) (*10)	Asset securitization	5.0	—	Korea	December 31
WK2509 Asset Securitization Specialty Co., Ltd. (*2) (*10)	Asset securitization	5.0	—	Korea	December 31
WH2509 Asset Securitization Specialty Co., Ltd. (*2) (*10)	Asset securitization	5.0	—	Korea	December 31
WI2511 Asset Securitization Specialty Co., Ltd. (*2) (*10)	Asset securitization	5.0	—	Korea	December 31
VOGO DL General Private Equity Investment Trust 1 (*3)	Securities investment and others	99.4	99.8	Korea	December 31
WFBS 1st Corporate Recovery Private Equity Fund (*3)	Finance	96.2	96.2	Korea	December 31
Held by Woori Venture Partners Co., Ltd.
Woori Venture Partners US	Other financial services	100.0	100.0	America	December 31

F-
2
0

		Percentage of ownership (%)		Location	Financial statements date
Subsidiaries	Main business	December 31, 2025	December 31, 2024
Held by Woori Bank, Woori Financial Capital Co., Ltd., and Woori Private Equity Asset Management Co., Ltd. (*6)
Green ESG Growth No. 1 Private Equity Fund (*3)	Securities investment and others	32.7	34.8	Korea	December 31
Woori New Growth Credit Fund 1 (*3)	Securities investment and others	100.0	100.0	Korea	December 31
Woori PE Secondary Fund 1 (*3)	Securities investment and others	100.0	100.0	Korea	December 31
Held by Woori Financial Capital Co., Ltd., Woori Private Equity Asset Management Co., Ltd. and Woori Investment Securities Co., Ltd. (*6)
Japanese Hotel Real Estate Private Equity Fund 1 (*3)	Securities investment and others	100.0	100.0	Korea	December 31
Held by Woori Bank, Woori Financial Capital Co., Ltd., Woori Investment Securities Co., Ltd., Woori Savings Bank and Woori Private Equity Asset Management Co., Ltd. (*6)
Woori Innovative Growth Professional Investment Type Private Investment Trust No. 1 (*3)	Securities investment and others	90.0	90.0	Korea	December 31
Held by Woori Bank, Woori Financial Capital Co., Ltd., Woori Investment Securities Co., Ltd. and Woori Private Equity Asset Management Co., Ltd. (*6)
Woori Innovative Growth Professional Investment Type Private Investment Trust No. 2 (*3)	Securities investment and others	85.0	85.0	Korea	December 31
Woori Innovative Growth New Deal Private Investment Trust No. 3 (*3)	Securities investment and others	94.3	94.3	Korea	December 31
Held by Woori Bank, Woori Financial Capital Co., Ltd., and Woori Investment Securities Co., Ltd. (*6)
Woori GP Commitment Loan General Type Private Investment Trust No. 1 (*3)	Securities investment and others	100.0	100.0	Korea	December 31
Woori Equity Bridge Loan General Type Private Investment Trust No. 1 (*3)	Securities investment and others	80.0	80.0	Korea	December 31
Woori GP Commitment Loan General Type Private Investment Trust No. 2 (*3)	Securities investment and others	100.0	100.0	Korea	December 31
Woori GP Commitment Loan General Type Private Investment Trust No. 3 (*3)	Securities investment and others	100.0	100.0	Korea	December 31
Woori Junior Equity General Type Private Investment Trust (*3)	Securities investment and others	100.0	100.0	Korea	December 31
Woori Top-Class Senior and Junior Loan Private Investment Trust (*3) (*10)	Securities investment and others	100.0	—	Korea	December 31
Woori Top-Class Equity Fund of Funds Private Investment Trust (*3) (*10)	Securities investment and others	100.0	—	Korea	December 31
Held by Woori Bank, Woori Financial Capital Co., Ltd. and Woori Asset Management Co., Ltd. (*6)
Woori New Deal(Infrastructure) Policy Fund No. 1 (*3)	Securities investment and others	70.0	70.0	Korea	December 31
Held by Woori bank and Woori Investment Securities Co., Ltd. (*6)
Woori Global Development Infrastructure Synergy Company Private Placement Investment Trust No. 1 ( *3)	Securities investment and others	100.0	100.0	Korea	December 31
Woori North America Infra Private Placement Investment Trust No. 1 (*3)	Securities investment and others	100.0	100.0	Korea	December 31
Woori Infrastructure New Deal Specialized Investment Private Equity Investment Trust No. 1 (*3)	Securities investment and others	100.0	100.0	Korea	December 31
Woori General Type Private Real Estate Investment Trust No. 2 (*3)	Securities investment and others	30.1	30.1	Korea	December 31

F-2
1

		Percentage of ownership (%)		Location	Financial statements date
Subsidiaries	Main business	December 31, 2025	December 31, 2024
Woori ESG Infrastructure Development General Type Private Investment Trust No. 1 (*3)	Securities investment and others	100.0	100.0	Korea	December 31
Woori Real Estate Blind Investment General Type Private Investment Trust No. 1 (*3) (*10)	Securities investment and others	100.0	—	Korea	December 31
Held by Woori bank ( *6)
Woori WooriBank Partners General Type Private Investment Trust No. 1 (*3)	Securities investment and others	92.6	92.6	Korea	December 31
Woori General Type Private Real Estate Investment Trust No. 1 (*3)	Securities investment and others	86.8	84.9	Korea	December 31
Woori Global Mid-market Secondary General Type Private Investment Trust No. 1 (*3)	Securities investment and others	80.0	80.0	Korea	December 31
Woori Woori Bank Partners Professional Type Private Investment Trust No. 2 (*3)	Securities investment and others	90.9	90.9	Korea	December 31
Woori General Type Private Real Estate Investment Trust No. 5 (*3)	Securities investment and others	87.0	87.0	Korea	December 31
Woori Global Secondary Private Placement Investment Trust No. 1 (*3)	Securities investment and others	98.8	98.8	Korea	December 31
Woori Japan General Type Private Real Estate Feeder Investment Trust No. 1-2 (*3) (*5)	Securities investment and others	—	98.8	Korea	—
Woori Japan Blind General Type Private Real Estate Feeder Investment Trust No. 1 (*3)	Securities investment and others	99.9	99.9	Korea	December 31
Woori Clean Energy General Type Private Investment Trust No. 2 (*3)	Securities investment and others	30.8	30.8	Korea	December 31
Woori ESG Infrastructure Development General Type Private Investment Trust No. 2 (*3)	Securities investment and others	50.0	50.0	Korea	December 31
Woori Dongbu Underground Expressway General type Private Special Asset Investment Trust (*3)	Securities investment and others	40.0	40.0	Korea	December 31
Woori Partners General Private Investment Trust No. 3 (*3)	Securities investment and others	90.9	90.9	Korea	December 31
Woori Natixis Partnership Global Private Debt Fund No. 1-1(USD) (*3)	Securities investment and others	80.0	80.0	Korea	December 31
Woori Natixis Partnership Global Private Debt Fund No. 1-2(EUR) (*3)	Securities investment and others	80.0	80.0	Korea	December 31
Woori General Type Private Real Estate Investment Trust No. 7 (*3)	Securities investment and others	87.0	87.0	Korea	December 31
Woori Baran-Namyang Expressway Private Special Asset Investment Trust (*3) (*10)	Securities investment and others	47.0	—	Korea	December 31
Held by Woori Bank and Tongyang Life Insurance Co., Ltd. (*6)
Woori Senior Loan General Type Private Investment Trust No. 2 (*3)	Securities investment and others	54.0	50.0	Korea	December 31
Woori Senior Loan General Type Private Investment Trust No. 3 (*3)	Securities investment and others	47.3	45.8	Korea	December 31
Held by ABL Life Insurance Co., Ltd. (*6)
Woori MDF V General Type Private Real Estate Investment Trust (*3) (*10)	Securities investment and others	50.0	—	Korea	December 31
Woori NewGen Energy ABL Private Investment Trust ( *3) (*10)	Securities investment and others	33.3	—	Korea	December 31
Held by Woori Bank and Woori Financial Capital Co., Ltd. (*6)
Woori Renewable New Deal Fund No. 1 (*3)	Securities investment and others	60.0	60.0	Korea	December 31
Woori Equity Investment General Type Private Investment Trust No. 1 (*3)	Securities investment and others	100.0	100.0	Korea	December 31
Woori Busan Logistics Infra Private Placement Special Asset Investment Trust (*3)	Securities investment and others	100.0	100.0	Korea	December 31

F-2
2

		Percentage of ownership (%)		Location	Financial statements date
Subsidiaries	Main business	December 31, 2025	December 31, 2024
Woori Fund Financing General Type Private Investment Trust (*3)	Securities investment and others	99.3	99.7	Korea	December 31
Held by Woori Financial Capital Co., Ltd. (*6)
Woori Japan Private Placement Real Estate Feeder Investment Trust No. 1-1 (*3) (*5)	Securities investment and others	—	63.2	Korea	—
Held by Woori Bank and Woori Asset Management Co., Ltd. (*6)
Woori General Type Private Real Estate Investment Trust No. 6 (*3)	Securities investment and others	85.8	85.8	Korea	December 31
Woori Innovation Growth(Infrastructure) General Type Private Investment Trust No. 2 (*3)	Securities investment and others	46.4	46.4	Korea	December 31
Held by Woori bank, Woori Investment Securities Co., Ltd., and Woori Asset Management Co., Ltd. (*6)
Woori Real Estate Financial Stabilization General Private Investment Trust No. 1 (*3)	Securities investment and others	100.0	100.0	Korea	December 31
Woori Real Estate Financial Stabilization General Private Investment Trust No. 2 (*3) (*10)	Securities investment and others	100.0	—	Korea	December 31
Held by Woori Bank, Woori Card Co., Woori Investment Securities Co., Ltd. and Woori Financial Capital Co., Ltd. (*6)
Woori FG Digital Investment Fund 1st (*3)	Securities investment and others	100.0	100.0	Korea	December 31
Woori FG DINNO Lab Fund 1st (*3)	Securities investment and others	100.0	100.0	Korea	December 31
Woori FG DINNO Lab Fund 2nd (*3) (*10)	Securities investment and others	100.0	—	Korea	December 31
Held by Woori Bank, Woori Financial Capital Co., Ltd. and Tongyang Life Insurance Co., Ltd. (*6)
Woori Senior Loan Private Placement Investment Trust No. 1 (*3) (*10)	Securities investment and others	32.0	—	Korea	December 31
Held by Woori Bank, Woori Card Co., Woori Financial Capital Co., Ltd., Woori Investment Securities Co., Ltd., Tongyang Life Insurance Co., Ltd., ABL Life Insurance Co., Ltd. and Woori Asset Management Co., Ltd.
(*6)

Woori Future Co-Growth High-tech Strategic Industries Private Investment Trust (*3) (*10)	Securities investment and others	100.0	—	Korea	December 31
Held by Woori Japan Private Placement Real Estate Feeder Investment Trust No. 1-1 and Woori Japan Investment Trust No. 1-2 (*6)
Woori Japan Private Placement Real Estate Master Investment Trust No. 1 (*3) (*5) (*8)	Securities investment and others	—	100.0	Korea	—
Held by Woori Financial Capital Co., Ltd. and Woori Investment Securities Co., Ltd. (*6)
Woori Japan Private Placement Real Estate Master Investment Trust No. 2-1 ( *3) (*5)	Securities investment and others	—	100.0	Korea	—
Held by Woori Bank and Woori Private Equity Asset Management Co., Ltd. (*6)
Woori Corporate Turnaround No.1 Private Equity Fund (*3)	Securities investment and others	35.3	36.4	Korea	December 31
Held by Woori Japan Blind General Type Private Real Estate Feeder Investment Trust No. 1 and Woori Japan General Type Private Real Estate Feeder Investment Trust No. 2-1 (*6)
Woori Japan Private Placement Real Estate Master Investment Trust No. 2 (*3) (*5) (*8)	Securities investment and others	—	100.0	Korea	—

F-2
3

		Percentage of ownership (%)		Location	Financial statements date
Subsidiaries	Main business	December 31, 2025	December 31, 2024
Held by Woori Japan Private Placement Real Estate Master Investment Trust No. 1
GK OK Chatan ( *3) (*5)	Other financial services	—	99.9	Japan	—
Held by Woori Japan Blind General Type Private Real Estate Feeder Investment Trust No. 1 (*6)
Woori Private Placement Investment Trust No. 3 (*3) (*8)	Securities investment and others	76.5	76.5	Korea	December 31
Held by Woori Private Placement Investment Trust No. 3
GK Woorido (*3)	Other financial services	100.0	100.0	Japan	September 30 (*9)

(*1)
On July 1, 2025, the Group acquired 77.9% of the shares (excluding treasury shares; 75.3% including treasury shares) of Tongyang Life Insurance Co., Ltd. and 100% of the shares of ABL Life Insurance Co., Ltd. and included them as subsidiaries. Woori Asset Management Corp. and Woori Global Asset Management Co., Ltd. merged through a business combination to become Woori Asset Management Corp, for the year ended December 31, 2024. Additionally, the Group owned interest in Korea Foss Securities Co., Ltd. as a result of the merger between Korea Foss Securities Co., Ltd. (surviving company) and Woori Investment Bank Co., Ltd. (dissolution company) in 2024. The merged securities company also changed its name to Woori Investment Securities Co., Ltd.

(*2)
The
entity
is
a
st
ru
ct
ure
d
en
tity
for
the p
urp
o
se
o
f
as
set
se
cur
iti
zation. Although the Group is not a majority shareholder, the Group 1) has the power over the investee, 2) is exposed to or has rights to variable returns from its involvement with the investee, and 3) has the ability to use its power to affect its returns.

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

(*5)	C o mpanies are excluded from the consolidation as of December 31, 2025.
(*6)
Determined that the Group controls the investees, considering the Group 1) has the power over the investee, 2) is exposed to or has rights to variable returns from its involvement with the investee, and 3) has the ability to use its power to affect its returns, by two or more subsidiaries’ investment or operation.

(*7)
The Russia – Ukraine conflict has been escalated in February 2022, and international sanctions were imposed on Russia. Due to the sanctions, the Group may experience situations such as a decrease in value of financial assets or operating assets owned by the Group regarding the conflict, an increase in receivable payment terms, limitation to transfer funds, decrease in the profit. As of December 31, 2025, the Group expects such conflict and sanctions would have financial impacts on the business of AO Woori Bank, one of the subsidiaries, in the future. However, the Group cannot reasonably predict the financial impacts.

(*8)	As a master-feeder fund, it is the percentage of the feeder fund’s ownership in the master fund.
(*9)	As the financial statements for the end of the reporting period were not available, the most recent financial statements available from the date of settlement were used.
(*10)	Companies are included in the consolidation during the year ended December 31, 2025.

F-2
4

(3)	The Group has not consolidated the following entities as of December 31, 2024 and 2025 despite having more than 50% ownership interest:

	As of December 31, 2024
Subsidiaries	Location	Main Business	Percentage of ownership (%)
Mirae Asset Maps Clean Water Private Equity Investment Trust 7th (*1)	Korea	Securities Investment	59.7
Kiwoom Yonsei Private Equity Investment Trust (*1)	Korea	Securities Investment	88.9
IGIS Europe Private Placement Real Estate Fund No. 163-2 (*2)	Korea	Securities Investment	97.8
IGIS Global Private Placement Real Estate Fund No. 148-1 (*1)	Korea	Securities Investment	75.0
IGIS Global Private Placement Real Estate Fund No. 148-2 (*1)	Korea	Securities Investment	75.0
Mirae Asset Seoul Ring Expressway Private Special Asset Fund No. 1 (*1)	Korea	Securities Investment	66.7
Hangang Blue Water Private Placement Special Asset Investment Trust (*1)	Korea	Securities Investment	55.6
Korea Investment Pocheon-Hwado Highway Private Special Asset Trust 2 (*1)	Korea	Securities Investment	55.2
Midas Global Private Placement Real Estate Investment Trust No. 7-2 (*1)	Korea	Securities Investment	58.3
Samsung Together Korea IPPF private securities investment trust 3 [Equity-FoFs] (*3)	Korea	Securities Investment	100.0
INMARK France Private Placement Investment Trust No. 18-1 (*1)	Korea	Securities Investment	93.8
Kiwoom Vibrato Private Placement Investment Trust 1-W(EUR) (*2)	Korea	Securities Investment	99.5
KOTAM Global Infra Private Fund 1-4 (*2)	Korea	Securities Investment	99.7
UBSHana Class 1 Special Asset Investment Trust 3 Class C 2 (*1)	Korea	Securities Investment	51.0
Consus GyeongJu Green Specialized Private Special Asset Investment Trust 1 (*1)	Korea	Securities Investment	50.0
Kiwoom Harmony Private Placement Investment Trust No. 3 (*1)	Korea	Securities Investment	77.4
Consus Solar Energy Private Placement Investment Truns No.1 (*1)	Korea	Securities Investment	50.0
Kiwoom Aurora Geneal Type Private Placement Investment Trust No. 2 (*1)	Korea	Securities Investment	60.0
NH-Amundi WSCP VIII Private Fund 2 (*1)	Korea	Securities Investment	65.2
AI Partners Global Infrastructure Specialized Privately Placed Feeder Fund Trust No. 2 (*2)	Korea	Securities Investment	100.0
Hangang new deal infra BTL fund 4 (HNBF4) (*1)	Korea	Securities Investment	60.0
IGIS Global Private Placement Real Estate Fund No. 316-1 (*2)	Korea	Securities Investment	99.3
INMARK Spain Private Placement Real Estate Investment Trust No. 26-2 (*2)	Korea	Securities Investment	97.7
Woori Asset Global Partnership Fund No.5 (*4)	Korea	Securities Investment	57.7
Kiwoom Harmony Private Placement Investment Trust No. 6 (*1)	Korea	Securities Investment	76.9
Project Chile PMGD Solar (*2)	Korea	Securities Investment	75.2
NH-Amundi BXD Private Fund 2[FoF] (*2)	Korea	Securities Investment	77.8

F-2
5

	As of December 31, 2024
Subsidiaries	Location	Main Business	Percentage of ownership (%)
Rifa Qualified Investors Private Real Estate Investment Trust No. 40 (*2)	Korea	Securities Investment	55.0
Hangang Green Environment Fund (*1)	Korea	Securities Investment	50.0

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

(*4)
In this fund, because one party holds substantive removal rights, they can remove the collective investment business operator. Consequently, the Group has no control as it exercises decision-making rights as an agent.

	As of December 31, 2025
Subsidiaries	Location	Main Business	Percentage of ownership (%)
Mirae Asset Maps Clean Water Private Equity Investment Trust 7th (*1)	Korea	Securities Investment	59.7
Kiwoom Yonsei Private Equity Investment Trust (*1)	Korea	Securities Investment	88.9
IGIS Europe Private Placement Real Estate Fund No. 163-2 (*2)	Korea	Securities Investment	97.8
IGIS Global Private Placement Real Estate Fund No. 148-1 (*1)	Korea	Securities Investment	75.0
IGIS Global Private Placement Real Estate Fund No. 148-2 (*1)	Korea	Securities Investment	75.0
Mirae Asset Seoul Ring Expressway Private Special Asset Fund No. 1 (*1)	Korea	Securities Investment	66.7
Hangang Blue Water Private Placement Special Asset Investment Trust (*1)	Korea	Securities Investment	55.6
Korea Investment Pocheon-Hwado Highway Private Special Asset Trust 2 (*1)	Korea	Securities Investment	55.2
Midas Global Private Placement Real Estate Investment Trust No. 7-2 (*1)	Korea	Securities Investment	58.3
Samsung Together Korea IPPF private securities investment trust 3 [Equity-FoFs] (*3)	Korea	Securities Investment	100.0
INMARK France Private Placement Investment Trust No. 18-1 (*1)	Korea	Securities Investment	93.8
Kiwoom Vibrato Private Placement Investment Trust 1-W(EUR) (*2)	Korea	Securities Investment	99.5
KOTAM Global Infra Private Fund 1-4 (*2)	Korea	Securities Investment	99.7
UBSHana Class 1 Special Asset Investment Trust 3 Class C 2 (*1)	Korea	Securities Investment	51.0
Consus GyeongJu Green Specialized Private Special Asset Investment Trust 1 (*1)	Korea	Securities Investment	50.0
Kiwoom Harmony Private Placement Investment Trust No. 3 (*1)	Korea	Securities Investment	77.3
Kiwoom Aurora Geneal Type Private Placement Investment Trust No. 2 (*1)	Korea	Securities Investment	60.0
NH-Amundi WSCP VIII Private Fund 2 (*1)	Korea	Securities Investment	65.2
AI Partners Global Infrastructure Specialized Privately Placed Feeder Fund Trust No. 2 (*2)	Korea	Securities Investment	100.0
Hangang new deal infra BTL fund 4 (HNBF4) (*1)	Korea	Securities Investment	60.0
IGIS Global Private Placement Real Estate Fund No. 316-1 (*2)	Korea	Securities Investment	99.3
INMARK Spain Private Placement Real Estate Investment Trust No. 26-2 (*2)	Korea	Securities Investment	97.7

F-2
6

	As of December 31, 2025
Subsidiaries	Location	Main Business	Percentage of ownership (%)
Woori Asset Global Partnership Fund No. 5 (*4)	Korea	Securities Investment	57.7
Kiwoom Harmony Private Placement Investment Trust No. 6 (*1)	Korea	Securities Investment	76.9
Project Chile PMGD Solar (*2)	Korea	Securities Investment	75.2
NH-Amundi BXD Private Fund 2[FoF] (*2)	Korea	Securities Investment	77.8
Rifa Qualified Investors Private Real Estate Investment Trust No. 40 (*2)	Korea	Securities Investment	55.0
Hangang Green Environment Private Placement Special Asset Investment Trust (*1)	Korea	Securities Investment	50.0
KB Nongsok Sewage Treatment Facility Private Special Asset Investment Trust (*1)	Korea	Securities Investment	80.0
KIAMCO Daejang Hongdaeseon Private Special Asset Investment Trust (*1)	Korea	Securities Investment	76.6
Renaissance KOSDAQ Venture Beauty Privately Placed Fund (*1)	Korea	Securities Investment	88.9
KIAMCO Siwha Jeongwang Logistics Development Private Real Estate Investment Trust No. 1 (*2)	Korea	Securities Investment	50.0
Dabi Hana Inje Gwan-sa BTL Private Special Asset Investment Trust (*2)	Korea	Securities Investment	50.0
Alceon Australia Alternative General Private Investment Trust No. 1 (*2)	Korea	Securities Investment	100.0
KB NA Sound Point Private Special Asset Fund 3 (*2)	Korea	Securities Investment	100.0
Alceon Australia RDS General Type Private Placement Investment Trust 1 (*2)	Korea	Securities Investment	100.0
NH-Amundi Transport Infra Private Fund No. 1 (*2)	Korea	Securities Investment	100.0
Hanwha Global Infrastructure Private Fund 39 (*2)	Korea	Securities Investment	100.0
Alceon Dorchester Credit Secondary General Type Private Placement Investment Trust (*2)	Korea	Securities Investment	100.0
Alceon PRISM Global Credit Secondary General Type Private Placement Investment Trust (*2)	Korea	Securities Investment	99.9
Alceon Australia Alternative General Private Investment Trust No. 2 (*2)	Korea	Securities Investment	99.9
Alceon Digital Infrastructure General Type Private Placement Investment Trust (* 2 )	Korea	Securities Investment	99.9
IGIS Global Secondary Private Investment Trust No. 504-1 (*2)	Korea	Securities Investment	99.9
Alceon Park Square Europe Private Credit General Type Private Placement Investment Trust (*2)	Korea	Securities Investment	99.9
Alpha Private Debt Blind General Private Investment Trust (*2)	Korea	Securities Investment	99.8
Alceon SOF III General Type Private Placement Investment Trust (*2)	Korea	Securities Investment	99.8
IGIS European Private Placement Real Estate Investment Trust No. 521-1 (*2)	Korea	Securities Investment	99.7
IGIS European Private Placement Real Estate Investment Trust No. 521-2 (*2)	Korea	Securities Investment	99.7
NH-Amundi Europe Direct Lending Private Fund No. 4 (*2)	Korea	Securities Investment	99.5
Koramco Europe Infra Private Special Asset Investment Trust No. 1 (*2)	Korea	Securities Investment	99.0
Koramco Global Infra Private Special Asset Investment Trust No. 1 (*2)	Korea	Securities Investment	99.0
Koramco Global Private Credit Private Special Asset Investment Trust No. 1-1 (*2)	Korea	Securities Investment	99.0
Kiwoom ASM Private Investment Trust[FoFs] (*2)	Korea	Securities Investment	98.1
KEB Hana Bank as trustee of Hyundai Investments Private Fund No. 41 (* 2 )	Korea	Securities Investment	55.6

F-2
7

	As of December 31, 2025
Subsidiaries	Location	Main Business	Percentage of ownership (%)
IBK SeAH Solar Power Generation Private Securities Investment Fund(SOC) (*2)	Korea	Securities Investment	50.0
Koramco PRISM Real Estate Debt Blind Private Real Estate Investment Trust ( *2)	Korea	Securities Investment	99.9
Koramco Global Private Credit Private Special Asset Investment Trust No. 1-2 (*2)	Korea	Securities Investment	99.0
Kiwoom PRISM General Private Investment Trust ( *2)	Korea	Securities Investment	99.9
Kookmin Bank acting as Trustee of Kiwoom Andante Private Investment Trust ( *2)	Korea	Securities Investment	99.8
Kookmin Bank Acting as Trustee of Kiwoom Moderato Private Securities Investment Trust I ( *2)	Korea	Securities Investment	99.7
Kiwoom Europe Infra A.I. Private Type Investment Trust III (*2)	Korea	Securities Investment	99.8
Kiwoom Global Infra A.I. Private Type Investment Trust II (*2)	Korea	Securities Investment	98.8
Kookmin Bank acting as Trustee of Kiwoom AGPS Private Investment Trust (*2)	Korea	Securities Investment	99.9
Kiwoom Europe Infra A.I. Private Type Investment Trust IX (*2)	Korea	Securities Investment	98.1
Alceon Real Infrastructure Blind General Type Private Placement Investment Trust ( *2)	Korea	Securities Investment	100.0
Hanwha Global Infrastructure Private Fund 31 (*2)	Korea	Securities Investment	98.4
IGIS U.S. Private Placement Real Estate Investment Trust No. 469-1 (*2)	Korea	Securities Investment	99.6
IGIS U.S. Private Placement Real Estate Investment Trust No. 469-2 (*2)	Korea	Securities Investment	99.6
Alceon Australia RDS General Type Private Placement Investment Trust 2 (*2)	Korea	Securities Investment	50.5
Alceon Australia RDS General Type Private Placement Investment Trust 3 (*2)	Korea	Securities Investment	99.3
KB NB Private Investment Trust No. 4 (*2)	Korea	Securities Investment	57.1
Pacific No. 70 General Private Real Estate Investment Trust (*1)	Korea	Securities Investment	53.8
Hanwha Abu Dhabi Gas Infrastructure General Private Special Asset Investment Trust No. 1 (*1)	Korea	Securities Investment	62.2

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

(*4)
In this fund, one of the parties holds substantive removal rights and can remove the collective investment business operator. Consequently, the Group have no controls as it exercises decision-making rights as agent.

F-2
8

(4)
The summarized financial information of the major subsidiaries is as follows. The financial information of each subsidiary was prepared on the basis of consolidated financial statements. (Unit: Korean Won in millions):

	As of and for the year ended December 31, 2024
Subsidiaries	Assets	Liabilities	Operating revenue	Net income (loss) attributable to owners	Comprehensive income (loss) attributable to owners
Woori Bank	485,888,941	456,944,053	41,881,143	3,039,372	3,381,799
Woori Card Co., Ltd.	16,613,482	13,828,816	2,293,739	147,179	160,121
Woori Financial Capital Co., Ltd.	12,770,681	11,045,686	1,759,842	141,419	138,826
Woori Investment Securities Co., Ltd.	7,186,431	6,041,109	430,599	2,552	6,279
Woori Asset Trust Co., Ltd.	499,279	39,470	107,154	1,803	1,609
Woori Savings Bank	1,874,624	1,680,378	136,417	(85,879)	(84,907)
Woori Financial F&I Co., Ltd.	1,251,854	914,388	90,373	13,306	13,199
Woori Asset Management Corp.	203,232	39,077	57,562	11,801	11,870
Woori Venture Partners Co., Ltd.	350,066	15,060	62,261	36,786	37,213
Woori Private Equity Asset Management Co., Ltd	101,164	5,589	9,974	4,148	3,987
Woori Credit Information Co., Ltd.	43,985	6,555	42,796	1,614	1,252
Woori Fund Service Co., Ltd.	31,154	2,799	18,069	4,646	4,646
Woori FIS Co., Ltd.	58,868	12,094	175,624	(1,709)	(1,485)
Woori Finance Research Institute Co., Ltd.	7,663	3,892	9,022	59	(70)

	As of and for the year ended December 31, 2025
Subsidiaries	Assets	Liabilities	Operating revenue	Net income (loss) attributable to owners	Comprehensive income (loss) attributable to owners
Woori Bank	502,846,197	473,158,744	33,077,179	2,589,646	2,440,011
Tongyang Life Insurance Co., Ltd. (*)	35,444,959	33,351,243	2,127,821	43,609	307,187
Woori Card Co., Ltd.	17,512,741	14,620,417	2,268,801	149,953	154,441
Woori Financial Capital Co., Ltd.	12,361,366	10,523,678	1,902,863	148,727	149,872
Woori Investment Securities Co., Ltd.	9,706,286	8,504,657	519,130	27,444	55,351
ABL Life Insurance Co., Ltd. (*)	19,609,549	18,928,173	1,566,440	55,984	109,611
Woori Asset Trust Co., Ltd.	302,661	63,308	76,499	(220,617)	(220,455)
Woori Savings Bank	2,061,407	1,853,571	134,632	14,719	13,590
Woori Financial F&I Co., Ltd.	1,271,613	930,542	75,360	3,594	3,604
Woori Asset Management Corp.	204,188	24,860	64,547	18,741	18,713
Woori Venture Partners Co., Ltd.	382,040	28,151	39,162	26,207	26,183
Woori Private Equity Asset Management Co., Ltd.	106,003	6,161	12,380	4,071	4,267
Woori Credit Information Co., Ltd.	45,455	7,581	37,622	868	928
Woori Fund Service Co., Ltd.	33,882	2,665	18,422	4,255	4,255
Woori FIS Co., Ltd.	52,554	6,015	173,875	198	(234)
Woori Finance Research Institute Co., Ltd.	7,469	3,550	9,972	126	148

(*)	Additional investment occurred and added it as a consolidated subsidiary during the year ended December 31, 2025.

F-2
9

(5)	The financial support that the Group provides to consolidated structured entities is as follows:

•	Structured entity for asset securitization
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
The structured entity is established for the purpose of investments in securities. The Group acquires beneficiary certificates through its contribution of funding to the structured entity by the Group, and it is exposed to the risk that it may not be able to recover its funds depending on the result of investment performance of asset managers of the structured entity.

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
As of December 31, 2024 and 2025, the Group provides 2,166,871 million Won and 2,429,099 million Won of credit facilities, respectively, for the structured entities mentioned above. As of December 31, 2024 and 2025,
 the purchase commitment amounts to
2,817,626
 million Won and
3,638,934
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
Unconsolidated structured entities classified as ‘asset securitization’ are entities that issue asset-backed securities, pay the principal and interest or distribute dividends on asset-backed securities through borrowings or profits from the management, operation and sale of securitized assets. The Group has been purchasing commitments of asset-backed securities or issuing asset-backed securities through credit grants and recognizes related interest or fee revenue. There are entities that provide additional funding and conditional debt acquisition commitments before the Group’s financial support, but the Group is still exposed to losses arising from the purchase of financial assets issued by the structured entities when it fails to renew the securities.
Unconsolidated structured entities classified as ‘structured finance’ include real estate project financing investment vehicles, social overhead capital companies, and special purpose companies for ship (aircraft) financing. Each entity is incorporated as a separate company with a limited purpose in order to efficiently pursue business goals and the fund is raised by equity investment or loans from financial institutions and participating institutions. ‘Structured financing’ is a financing method for large-scale risky business, with investments made based on feasibility of the specific business or project, instead of credit of business owner or physical collaterals. The investors receive profits from the operation of the business. The Group recognizes interest revenue, profit or loss from assessment or transactions of financial instruments, or dividend income. With regard to uncertainties involving structured financing, there are entities that provide financial support such as additional funds, guarantees and prioritized credit grants prior to the Group’s intervention, but the Group is exposed to possible losses due to loss of principal from reduction in investment value or irrecoverable loans arising from failure to collect scheduled cash flows and cessation of projects.

F-
30

Unconsolidated structured entities classified as ‘investment funds’ include investment trusts and private equity funds. An investment trust orders the investment and operation of funds to the trust manager in accordance with trust contract with profits distributed to the investors. Private equity funds finance money required to acquire equity securities to enable direction of management and/or improvement of ownership structure, with profit distributed to the investors. The Group recognizes pro rata amount of dividend income as an investor in the same way as ‘structured finance’ and may be exposed to losses due to reduction in investment value. Investments in MMF (Money Market Funds), ETF(Exchange Traded Funds) and Listed Investment Fund as of December 31, 2024 and 2025 are 187,159 million Won and 1,862,861 million Won, respectively, and there are no additional commitments for MMF, ETF and Listed Investment Fund.
‘Real estate trust’ is to be entrusted as the underlying property for the purpose of managing, disposing, operating or developing from the consignor who owns the property and distributes the proceeds achieved through the trust to the beneficiary. When the consignee does not fulfill his or her important obligations in the trust contract or it is, in fact, difficult to run the business, the Group may be exposed to the threat of compensating for the loss.
The total assets of the unconsolidated structured entity held by the Group, the carrying amount of the items recognized in the consolidated financial statements, the maximum loss exposure, and the losses from the unconsolidated structured entity are as follows. The maximum loss exposure includes the amount of investment recognized in the consolidated financial statements and the amount that is likely to be confirmed in the future when satisfies certain conditions by contracts such as purchase commitments and credit offerings.

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

F-3
1

	(unit : Korean Won in millions)
	December 31, 2025
	Asset securitization	Structured Finance	Investment Fund	Real-estate trust
Total asset of the unconsolidated structured entities	12,118,202	230,294,151	473,869,175	2,760,602
Assets recognized in the consolidated financial statements related to the unconsolidated structured entities	5,640,625	11,104,844	13,194,525	94,949
Financial assets at FVTPL	75,519	2,101,491	11,096,765	12,994
Financial assets at FVTOCI	1,341,132	50,419	—	—
Financial assets at amortized cost	4,223,974	8,951,737	1,159,459	81,955
Investments in joint ventures and associates	—	—	938,301	—
Derivative assets	—	1,197	—	—
Liabilities recognized in the consolidated financial statements related to the unconsolidated structured entities	162	2,434	992	30,641
Derivative liabilities	—	89	—	—
Other liabilities (provisions)	162	2,345	992	30,641
The maximum exposure to risks	5,669,611	13,356,328	18,399,891	286,975
Investment assets	5,640,625	11,104,844	13,194,525	94,949
Purchase commitment	—	335,651	4,768,592	—
Credit offerings and others	28,986	1,915,833	436,774	192,026
Loss recognized on unconsolidated structured entities	—	122,139	239,152	234,595

(7)
As of December 31, 2024 and 2025, the share of non-controlling interests on the net income and equity of subsidiaries in which non-controlling interests are significant are as follows: (Unit: Korean Won in millions):

1)	Accumulated non-controlling interests at the end of the reporting period

	December 31, 2024	December 31, 2025
Woori Bank (*1)	1,645,947	1,406,512
Tongyang Life Insurance Co., Ltd.	—	305,892
Woori Investment Securities Co., Ltd. (*2)(*4)	5,571	1,386
Woori Asset Trust Co., Ltd. (*3)(*4)	1,901	—
PT Bank Woori Saudara Indonesia 1906 Tbk	104,023	89,767
Wealth Development Bank	23,975	22,292
PT Woori Finance Indonesia Tbk.	16,179	15,446

(*1)	Hybrid securities issued by Woori Bank
(*2)	The non-controlling interests were recognized in accordance with merger with Korea Foss Securities Co., Ltd. during the year ended December 31, 2024.
(*3)	The non-controlling interests decreased in accordance with paid-in capital increase and stock retirement and additional acquisition of minority interests during the year ended December 31, 2024.
(*4)	The non-controlling interests decreased due to the additional acquisition of minority interests during the year ended December 31, 2025.

F-3
2

2) Net income attributable to non-controlling interests

	For the years ended December 31
	2023	2024	2025
Woori Bank (*1)	95,637	76,249	89,134
Tongyang Life Insurance Co., Ltd. (*2)	—	—	20,663
Woori Investment Securities Co., Ltd.	5,687	(16)	101
Woori Asset Trust Co., Ltd.	5,720	276	(366)
Woori Asset Management Corp	1,603	530	—
Woori Venture Partners Co., Ltd.	1,391	—	—
PT Bank Woori Saudara Indonesia 1906 Tbk	9,521	6,764	(6,856)
Wealth Development Bank	(68)	764	(722)
PT Woori Finance Indonesia Tbk.	1,067	872	1,178

(*1)	Distribution of the hybrid securities issued by Woori Bank
(*2)	Including the distribution of the hybrid securities issued by Tongyang Life Insurance Co., Ltd.
3) Dividends to non-controlling interests

	For the years ended December 31
	2023	2024	2025
Woori Bank (*1)	95,637	76,249	89,134
Tongyang Life Insurance Co., Ltd. (*2)	—	—	10,995
Woori Investment Securities Co., Ltd.	8,302	—	—
Woori Asset Trust Co., Ltd.	365	—	—
PT Bank Woori Saudara Indonesia 1906 Tbk	2,802	3,450	983
PT Woori Finance Indonesia Tbk.	138	343	402
Korea BTL Infrastructure Fund	40	37	29

(*1)	Distribution of the hybrid securities issued by Woori Bank
(*2)	Distribution of the hybrid securities issued by Tongyang Life Insurance Co., Ltd.
2. BASIS OF PREPARATION AND MATERIAL ACCOUNTING POLICIES
(1) Basis of presentation
The Group’s consolidated financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) Accounting Standards as issued by the International Accounting Standards Board (“IASB”).
The Group operates primarily in Korea and its official accounting records are maintained in Korean Won. The United States dollar (“U.S. dollar” or “US$” or “USD”) amounts are provided herein as supplementary information solely for the convenience of readers outside Korea. Korean Won amounts are expressed in U.S. Dollars at the rate of 1,444.55
Korean Won
to US$1.00, the noon buying exchange rate in effect on
December 31, 2025
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

F-3
3

Meanwhile, the consolidated financial statements of the
Group
were

certificated by management on April 22, 2026.
1) The standards and interpretations that are newly adopted by the Group during the current period, and the changes in accounting policies thereof are as follows:

①	Amendments to IAS 21 The Effects of Changes in Foreign Exchange Rates — Lack of Exchangeability
When an entity estimates a spot exchange rate because exchangeability between two currencies is lacking, the entity shall disclose related information. The amendment to this standard does not have any significant impact on the consolidated financial statements.

②	Amendments to IFRS 17 ‘Insurance Contracts’
If the estimation techniques used for inputs in measuring insurance contracts differ from the fundamental estimation techniques required by insurance-related regulations, and if such differences and their effects on the consolidated financial statements are considered relevant and material to users of the financial statements, they shall be disclosed. The amendment to this standard does not have any significant impact on the consolidated financial statements.

2) The details of IFRSs that have been issued and published as of December 31, 2025 but have not yet reached the effective date, and which the Group has not early adopted are as follows:

①	Amendments to IFRS 9 Financial Instruments , IFRS 7 Financial Instruments: Disclosures
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

•	update the disclosures for equity instruments designated at fair value through other comprehensive income (FVOCI).

②	Annual Improvements to IFRS Accounting Standards – Volume 11
The Annual Improvements to International Financial Reporting Standards (IFRS) are effective for annual periods beginning on or after January 1, 2026, with early adoption permitted. The group determined that the amendments are not expected to materially impact the group’s financial statements.

•
IFRS 1,
‘First-time Adoption of International Financial Reporting’
– to improve consistency between IFRS 1 and IFRS 9,
‘Financial Instruments’
, in relation to the requirements for hedge accounting, and to improve the understandability of IFRS 1;

•	IFRS 7, ‘Financial Instruments: Disclosures’ – to improve consistency in the language used in IFRS 7 with the language used in IFRS 13, ‘Fair Value Measurement’ ;

•
IFRS 9 – to clarify how a lessee accounts for the derecognition of a lease liability when it is extinguished, and to address an inconsistency between IFRS 9 and IFRS 15,
‘Revenue from Contracts with Customers’
, in relation to the term ‘transaction price’;

F-3
4

•	IFRS 10, ‘Consolidated Financial Statements’ – to clarify the requirements in relation to determining de facto agents of an entity; and

•	IAS 7, ‘Statement of Cash Flows’ – to replace the term ‘cost method’ with ‘at cost’, since the term is no longer defined in IFRS Accounting Standards.

③	Amendments to IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures—Contracts Referencing Nature-dependent Electricity
Contracts referencing nature-dependent electricity are defined contracts that expose an entity to variability in the underlying amount of electricity because the source of electricity generation depends on uncontrollable natural conditions (for example, the weather). The amendments clarify that ‘contracts to buy or sell such electricity’ are assessed for eligibility under the own-use exemption. In addition, the amendments modify hedge accounting requirements by allowing an entity to designate as the hedged item a variable nominal amount of forecast electricity transactions that reflect the nature-dependent variability of electricity and introduce additional disclosure requirements. The amendments should be applied for annual periods beginning on or after January 1, 2026, and earlier application is permitted. The amendments do not have a significant impact on the financial statements.

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
The group has not yet adopted IFRS 18 and is in the process of establishing a transition plan. The Group is preparing, as scheduled, its first interim financial statements in accordance with IFRS 18 for the period ending 31 March 2027, as well as its annual financial statements for the year ending 31 December 2027.
IFRS 18 is not expected to have a material impact on the group.

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

F-3
5

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

F-3
6

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

F-3
7

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

F-3
8

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

F-3
9

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

F-
40

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
(8) Cash and cash equivalents
The Group classifies cash on hand, demand deposits, interest-earning deposits with original maturities of up to three months on acquisition date, and highly liquid investments that are readily convertible to known amounts of cash and subject to an insignificant risk of changes in value as cash and cash equivalents.

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

F-4
8

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

F-4
9

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

•
The exercise price of a purchase option if the lessee is reasonably certain to exercise that option, lease payments of the extended period if the lessee is reasonably certain to exercise extension option, and payments of penalties for terminating the lease, if the lease term reflects the lessee exercising an option to terminate the lease

F-
5
0

The lease liability is subsequently increased by the interest expense recognized for the lease liability and decreased by reflecting the payment of the lease payments. The lease liability is remeasured if the future lease payments change depending on changes in the index (or a rate), changes in the expected amount to be paid under the residual value guarantee, and changes in the assessment of whether the purchase or extension option is reasonably certain to be exercised or not to exercise the terminate option.
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

F-5
1

The accounting policy that the Group has applied as a lessor is not different from IFRS 16.
(16) Derivative instruments
Derivative instruments are classified as forwards, futures, options and swaps, depending on the typ
es of transactions and are classified at the point of transaction as either trading or hedging based on its purpose.
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

F-5
2

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
Hedge accounting ceases to apply only when hedging relationship (or part of it) does not meet the requirements of hedge accounting (even after hedging relationship readjustment, if applicable). This treatment

F-5
3

holds in case of lapse, disposal, expiry and exercise of hedging instruments, and this cease of treatment applies prospectively. At the point of cessation of cash flow hedge, the valuation gain or loss recognized as accumulated other comprehensive income continues to be recognized as equity, and is reclassified to profit or loss when the expected transaction is ultimately recognized as profit or loss. However, when transactions are no longer expected to occur, the valuation gain or loss of hedging instrument recognized as accumulated other comprehensive income is im med
iately reclassified to profit or loss.
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
The Group recognizes provisions related to the payment guarantees, loan commitment and litigations. Under the terms of lease agreement, the cost incurred by the Group to recover the leased asset to its original state are recognized as provisions at the commencement of the lease or during a specific period in which the obligation is incurred as a result of the using the asset. The provisions are measured as the best estimate of the expenditure required to recover the asset, which is regularly reviewed and stated to the new situation.
Where there are a number of similar obligations, the probability that an outflow will be required in settlement is determined by considering the obligations as a whole. Although the likelihood of outflow for any one item may be small, if it is probable that some outflow of resources will be needed to settle the obligations as a whole, a provision is recognized.
At the end of each reporting period, the remaining provision balance is reviewed and assessed to determine if the current best estimate is being recognized.
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
2) Hybrid securities
The Group classifies hybrid securities that have the unconditional right to avoid contractual obligations, such as to deliver cash or other financial assets in relation to financial instruments into equity instruments and

F-5
4

presents as part of equity. Meanwhile, hybrid securities issued by subsidiaries of the group are classified as non-controlling
interests according to the criteria, and the distribution paid is treated as net profit attributable to non-controlling interests in the consolidated comprehensive income stat
ement.
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

F-5
5

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

F-5
6

(25) Insurance Contract
1) Definition and classification of insurance contracts
The Group classifies a contract under which one party (the issuer) accepts significant insurance risk from another party (the policyholder) by agreeing to compensate the policyholder if a specified uncertain future event (the insured event) adversely affects the policyholder as an insurance contract.
The Group determines whether an insurance contract contains significant insurance risk by assessing whether, in at least one scenario that has commercial substance, the insured event could cause the Group to pay significant additional benefits to the policyholder, and this assessment is performed for each contract at the issuance date. As a result, if significant insurance risk is acquired from the policyholder, it is classified as an insurance contract, and if there is no significant transfer of insurance risk, it is classified as an investment contract even if it takes the legal form of an insurance contract. Depending on the classification of the contract, IFRS 17
Insurance Contracts
applies to insurance contracts and investment contracts with discretionary participation features, and IFRS 9
Financial Instruments
applies to investment contracts without discretionary participation features.
2) Level of aggregation
The Group identifies portfolios of insurance contracts that are exposed to similar risks and managed together, and each portfolio is divided into the following groups of insurance contracts.

•	a group of contracts that are onerous at initial recognition, if any;

•	a group of contracts that at initial recognition have no significant possibility of becoming onerous subsequently, if any; and

•	a group of the remaining contracts in the portfolio, if any.
In addition, insurance contracts issued more than one year apart are not included in the same group of insurance contracts. The Group does not subsequently re-evaluate the composition of the group.
3) Recognition
A group of insurance contracts held by the Group is recognized from the earlier of the following:

•	the beginning of the coverage period of the group of contracts;

•	the date when the first payment from a policyholder in the group becomes due; and

•	for a group of onerous contracts, when the group becomes onerous.
A group of reinsurance contracts held by the Group is recognized from the earlier of the following:

•	The beginning of the coverage period of the group of reinsurance contracts held; and

•
if the Group recognizes an onerous group of underlying insurance contracts on an earlier date and the related reinsurance contract was entered into before that earlier date, then the group of reinsurance contracts is recognized on that earlier date.

The Group delays the recognition of a group of reinsurance contracts held that provide proportionate coverage until the date that any underlying insurance contract is initially recognized, if that date is later than the beginning of the coverage period of the group of reinsurance contracts held.
4) Contract boundaries
The measurement of a group of insurance contracts includes future cash flows within the boundaries of the contracts in the group. Cash flows are within the boundary of an insurance contract if they arise from substantive rights and obligations that exist during the reporting period in which the Group can compel the policyholder to pay the premiums or in which the Group has a substantive obligation to provide the policyholder with insurance contract services A substantive obligation to provide insurance contract services ends when:

•	the Group has the practical ability to reassess the risks of the particular policyholder and, as a result, can set a price or level of benefits that fully reflect those risks; or

•
the Group has the practical ability to reassess the risks of the portfolio of insurance contracts that contains the contract and, as a result, can set a price or level of benefits that fully reflects the risk of that portfolio; and the pricing of the premiums up to the date when the risks are reassessed does not take into account the risks that relate to periods after the reassessment date.

5) Measurement
A) Initial measurement
On initial recognition, the Group measures a group of insurance contracts at the total of:

•
the fulfilment cash flows, which comprise estimates of future cash flows, an adjustment to reflect the time value of money and the financial risks related to the future cash flows, and a risk adjustment for non-financial risk; and

•	the contractual service margin
Risk adjustment for non-financial risk of a group of insurance contracts is a liability that adjusts the estimate of the present value of the future cash flows to reflect the compensation that the entity requires for bearing the uncertainty about the amount and timing of the cash flows that arises from non-financial risk.
Contractual service margin of a group of insurance contracts is unearned profit that would be recognized by providing insurance service in the future. If the fulfilment cash flows of a group of insurance contracts at the date of initial recognition are a net inflow, contractual service margin is measured so that there is no revenue or expense in the group of insurance contracts at the date of initial recognition.
In contrast, if the fulfilment cash flows of a group of insurance contracts at the date of initial recognition are a net outflow, the group of insurance contracts is classified as onerous. And the Group recognizes a loss in profit or loss for the net outflow. The loss component, depicting the losses recognized, determines the amounts that are presented in profit or loss as reversals of losses on onerous groups and are consequently excluded from the determination of insurance revenue.
Representation of insurance contracts assets and insurance contracts liabilities are determined in accordance with a sum of fulfilment cash flows and contractual service margin, on a portfolio basis.
B) Subsequent measurement
The book amount of the group of insurance contracts as of the end of the reporting period is the sum of the liability for remaining coverage and the liability for incurred claims. The liability for remaining coverage consists of fulfilment cash flows and contractual service margin related to future services allocated to the group of insurance contracts as of the end of the reporting period. The liability for incurred claims consists of fulfilment cash flows related to past service allocated to the group at that date, including fulfilment cash flows for insurance claims and insurance costs that have not yet been paid.
The Group measures insurance contracts with direct participation features by applying the variable fee approach in accordance with IFRS 17
Insurance Contracts
. Under the variable fee approach, changes in the obligation to pay an amount equal to the fair value of the underlying items are not adjusted against the contractual service margin, whereas changes in the group’s share of the fair value of the underlying items and changes in fulfilment cash flows that do not vary based on the returns on the underlying items are adjusted against the contractual service margin.
C) Measurement of reinsurance contract
The Group applies the same accounting policies applied to the measurement of groups of insurance contracts to the measurement of groups of reinsurance contracts, except for the following.
The Group includes in the estimates of the present value of the future cash flows for the group of reinsurance contracts held the effect of any risk of non-performance by the issuer of the reinsurance contract, including the effects of collateral and losses from disputes. The effect of the reinsurer’s default risk is remeasured at the end of each reporting period, and the effect of changes in default risk are recognized in profit or loss.
The Group calculates risk adjustments for non-financial risks to reflect the risks transferred to the reinsurer.
Considering the characteristics of reinsurance contracts, even if the fulfilment cash flow at the time of initial recognition is a net outflow, the contract is neither classified as onerous group of contracts nor recognizes the expected net outflow in profit or loss.
The Group may use the premium allocation approach to simplify the measurement of a group of reinsurance contracts held, if at the inception of the group:

•	the Group reasonably expects the resulting measurement would not differ materially from the result of general insurance; or

•	the coverage period of each contract in the group of reinsurance contracts is one year or less.
6) Derecognition and modification
The Group derecognizes insurance contracts when the obligation specified in the insurance contract expires or is discharged or cancelled. Also, if the terms of an insurance contract are modified and certain conditions are met, the Group derecognizes the original contract and recognizes the modified contract as a new contract. If the contract terms are modified but the contract is not derecognized, it is accounted for as changes in accounting estimates of fulfillment cash flows.
7) Insurance revenue and insurance service expenses
The Group recognizes insurance revenue as the provision of services arising from the group of insurance contracts at an amount that reflects the consideration to which the entity expects to be entitled in exchange for those services. Insurance revenue related to insurance services provided during the reporting period depicts the changes in the liability for remaining coverage related to the consideration of which the entity expects.
Contractual service margin recognized as insurance service revenue during the reporting period is recognized as amount allocated to coverage units provided during the reporting period. The allocation of closing remaining contractual service margin before amortization by the group of insurance contracts is made proportionately between the coverage units provided during the reporting period and those provided afterwards. The number of coverage units is the quantitative unit of insurance contract services provided by the contracts, and it is determined by considering the quantitative unit of benefits and its expected duration.
Incurred claims (excluding repayments of investment components), other incurred insurance service expenses, amortization of insurance acquisition cash flows, changes in fulfilment cash flows relating to the liability for incurred claims and losses on onerous groups of contracts and reversals of such losses are recognized as insurance service expenses.

The Group determines insurance revenue related to insurance acquisition cash flows by allocating those cash flows to each reporting period in a systematic way on the basis of the passage of time. The Group recognizes the same amount as insurance service expenses. Loss components are systematically allocated resulting in the total amounts allocated to the loss component being equal to zero by the end of the coverage period of a group of contracts. Loss components are systematically allocated to each reporting period in proportion to beginning balance of loss components to the sum of present value of beginning expected cash outflows and risk adjustments for beginning non-financial risk. The loss component allocated to current year is excluded from recognition by the same amount as insurance service revenue and expenses.
8) Reinsurance revenue and reinsurance service expenses
The Group presents separately the amounts recovered from the reinsurer and an allocation of the premiums paid. The Group recognizes the amount covered or other services provided in the group of reinsurance contracts as reinsurance service expense. Reinsurance expense related to services provided by reinsurance contract during the reporting period represents the changes in reinsurance assets for remaining coverage related to services that the Group compensated. The Group recognizes the amounts collected from reinsurers as reinsurance service revenue.
9) Insurance Finance Income or Expenses
Insurance finance income or expenses (Reinsurance finance income or expenses) comprises the change in the book amount of the group of insurance contracts and the group of reinsurance contracts arising from the time value of money with its change effect and financial risk with its change effect. The Group determines the systematic allocation of insurance finance income or expenses between profit or loss and other comprehensive income by each portfolio. The Group systematically allocates the expected total insurance finance income or expenses over the duration of the group of contracts and recognizes insurance finance income or expenses for current period as profit or loss and the remainders as other comprehensive income.
In the case of a group of insurance contracts with direct participation features that hold underlying items, the Group subdivides insurance finance income and expenses by applying the current period book yield approach in order to recognize in profit or loss the amount that eliminates accounting mismatches from gains or losses on the underlying items held. In addition, for certain groups of insurance contracts to which risk mitigation is applied, the Group elects to apply an approach that does not recognize changes in the contractual service margin for the effects of changes in the time value of money and financial risk on the entity’s share and on the fulfilment cash flows.
Furthermore, in case of a group of insurance contracts with direct participation features that does not hold underlying items and a group of insurance contracts where changes in assumptions regarding financial risks have a significant impact on the amount payable to policyholders, the Group applies either the effective yield approach or the projected crediting rate approach and systematically allocates the insurance finance income or expenses. The insurance finance income and expenses for other insurance contract groups are calculated applying the discount rate at initial recognition.
The insurance finance income and expenses arising from the contractual service margin for insurance contract groups with direct participation features shall be determined using an allocation method consistent with the future cash flows, and those for insurance contract groups without direct participation features are systematically allocated using the discount rate applied at initial recognition.
When the Group derecognizes an insurance contract because it transfers the contract to a third party or the terms of an insurance contract are modified, the remaining amount recognized in other comprehensive income for the group is reclassified to profit or loss as a reclassification adjustment, in accordance with the accounting policy elected for the portfolio.

10) Changes in estimates of future cash flows arising from the exercise of discretion
The Group has defined the discretion as the adjustment rate applied to the standard interest rate in the case of interest-linked insurance contracts, and the policyholder’s share ratio in the profits of dividend products in the case of participating insurance. The Group deems changes in discretionary cash flows to be related to future service and adjusts the contractual service margin accordingly.
11) Calculation of investment components
The Group has calculated the investment component as the amount not exceeding the total premium amount with interests that the Group must repay to the policyholder under the insurance contract (such as maturity refunds) regardless of the occurrence of the insured event. Investment components are excluded from the calculation of insurance service revenue and insurance service expense.
12) Calculation of coverage units
The Group calculates profit from contractual service margin by providing services based on the number of coverage units for a group of insurance contracts. The number of coverage units for a group of insurance contracts is determined by the quantitative unit of insurance contract service and its expected duration.
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
1) Income taxes
The Group has recognized current and deferred taxes based on best estimates of expected future income tax effect arising from the Group’s operations until the end of the current reporting period. However, actual tax payment may not be identical to the related assets/liabilities already recognized, and these differences may affect current taxes and deferred tax assets/liabilities at the time when income tax effects are finalized. Deferred tax assets relating to tax losses carried forward and deductible temporary differences are recognized only to the extent that it is probable that future taxable profit will be available against which the tax losses carried forward and the deductible temporary differences can be utilized. In this case the Group’s evaluation considers various factors such as estimated future taxable profit based on forecasted operating results, which are based on historical financial performance. The Group is reviewing the carrying amount of deferred tax assets at every end of the reporting period and in the event that the possibility of earning future taxable income changes, the deferred tax assets are adjusted up to taxable income sufficient to use deductible temporary differences.
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
Information on measuring expected credit losses is described in 4. Risk Management (1) 2) Measurement of expected credit loss.
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
5) Impairment of goodwill
The recoverable amount of a cash generating unit (CGU) is determined based on value-in-use calculations
6) Measurement of insurance contracts
To measure the current value of fulfillment cash flows of liability for remaining coverage and liability for incurred claims, the Group calculates unbiased current estimates of future cash flows, adjustment for financial risk related to the time value of money and future cash flows, and risk adjustment for non-financial risk. Such current value measurement of fulfillment cash flows is determined by estimation of relevant market variables, judgment on uncertainty of the amount and timing of future cash flows, actuarial and economic assumptions and other risks.
The Group calculates profit based on the number of coverage units for a group of insurance contracts. The number of coverage units for a group of insurance contracts is determined by the quantitative unit of insurance contract service and its expected duration.
4. RISK MANAGEMENT
The Group is exposed to various risks that may arise from its operating activities, and the main types of risks are credit risk, market risk, liquidity risk and etc. The Risk Management Organization analyzes and assesses the level of complex risks in order to manage the risks, and the risk management standards such as policies, regulations, management systems and decision-making have been established and operated for sound management of the Group.
The risk management organization is operated by Board Risk Management Committee, Chief Risk Officer (CRO), and Risk Management Department. The Board of Directors operates a Board Risk Management Committee comprised of outside directors for professional risk management. The Board Risk Management Committee plays a role as the top decision-making body in risk management by establishing basic policies for risk management that are in line with the Group’s management strategy and determining the risk level that the Group is willing to take.

F-
6
2

The Chief Risk Officer (CRO) assists the Board Risk Management Committee and operates a Group Risk Management Council comprised of risk management managers of subsidiaries to periodically check and improve the risk burden of external environments and the Group. The risk management department is independent and is in charge of risk management of the Group. It also supports reporting and decision-making of key risk-related issues.
(1) Credit risk
Credit risk represents the possibility of financial losses incurred due to the refusal of the transaction or when the counterparty fails to fulfill its contractual obligations. The goal of credit risk management is to maintain the Group’s credit risk exposure to a permissible degree and to optimize its rate of return considering such credit risk.
1) Credit risk management
To measure credit risk, the Group considers the possibility of failure in performing the obligation by the counterparties, credit exposure to the counterparty, the related default risk and the rate of default loss. The Group uses the credit rating model to assess the possibility of counterparty’s default risk; and when assessing the obligor’s credit rating, other than quantitative methods utilizing financial statements and others, and assessor’s judgement, the Group utilizes credit rating derived using statistical methods.
In order to manage credit risk limit, the Group establishes the appropriate credit line per obligor, company or industry by monitoring obligor’s credit line, total exposures and loan portfolios when approving the loan.
The Group mitigates credit risk resulting from the obligor’s credit condition by using financial and physical collateral, guarantees, netting agreements and purchase of credit derivatives that have low correlation with the obligor’s credit status. The Group has adopted the comprehensive method to mitigate its credit risk. Credit risk mitigation is reflected in qualifying financial collateral, trade receivables, guarantees, residential and commercial real estate and other collaterals. The Group regularly performs a revaluation of collateral reflecting such credit risk mitigation.
2) Measurement of expected credit loss
IFRS 9 requires entities to measure loss allowance equal to 12-month expected credit losses or lifetime expected credit losses after classifying financial assets into one of the three stages, depending on the degree of increase in credit risk since their initial recognition.

Classification	Stage 1	Stage 2	Stage 3
Definition	No significant increase in credit risk after initial recognition (*)	Significant increase in credit risk after initial recognition	Credit-impaired
Loss allowance	12-month expected credit losses	Lifetime expected credit losses
	Expected credit losses that result from those default events on the financial instrument that are possible within 12 months after the reporting date	Expected credit losses that result from all possible default events over the life of the financial instrument

(*)	If the financial instrument has low credit risk at the end of the reporting period, the Group may assume that the credit risk has not increased significantly since initial recognition.
At the end of each reporting period the Group assesses whether credit risk has significantly increased since the date of initial recognition. The Group assesses whether the credit risk has increased significantly since initial

F-6
3

recognition by using credit rating, asset quality level, early warning system, days past due and others. For financial assets whose contractual cash flows have been modified, the Group assesses whether there is a significant increase in credit risk on the same basis.
The Group performs the assessment below to both corporate and retail exposures, and indicators of significant increase in credit risk are as follows:

Corporate Exposures	Retail Exposures
Asset quality level ‘Precautionary’ or lower	Asset quality level ‘Precautionary’ or lower
More than 30 days past due	More than 30 days past due
‘Warning’ level in early warning system	Significant decrease in credit rating
Debtor experiencing financial difficulties (Capital impairment, Adverse opinion or Disclaimer of opinion by external auditors)	Deferment of repayment of principal and interest
Significant decrease in credit rating	Deferment of interest
Deferment of repayment of principal and interest
Deferment of interest
The Group concludes that credit is impaired when financial assets are under conditions stated below:

•	When principal and interest of loan is overdue for 90 days or longer due to significant deterioration in credit

•	For loans overdue for less than 90 days, when it is determined that not even a portion of the loan will be recovered unless claim actions such as disposal of collaterals are taken

•	When other objective indicators of impairment have been noted for the financial asset.
The Group also incorporates forward looking into the estimates of default rates and loss given default. Considering the potential for latent insolvency due to increased internal and external economic uncertainties, the Group adjusts the forward looking to additionally recognize expected credit loss allowance.
The Group has estimated the allowance for credit losses using an estimation model that additionally reflects the forward-looking information based on the past experience loss rate data.
Loss allowance is calculated by applying PD (Probability of Default) and LGD (Loss Given Default) estimated for each financial asset in consideration of factors such as obligor type, credit rating and portfolio. The estimates are regularly reviewed in order to reduce discrepancies with actual losses.
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
As of December 31, 2025, the probability weights applied to the scenarios of the forecasts of macroeconomic variables is as follows (Unit: %):

	Normal Scenario	Good Scenario	Bad Scenario	Worst Scenario
Probability weight	45.58	5.69	28.73	20.00
The increase rate from the predicted default rate and predicted recovery rate is used as a forward-looking adjustment coefficient and reflected to the applicable estimate for the current year.
Considering internal and external uncertainties, The Group additionally applied the Worst scenario to the three macroeconomic variable scenarios: Normal, Good, and Bad. Assuming all other conditions remain the same, the sensitivity analysis of the Group’s expected credit loss allowance, assuming a probability weighting of 100% for each scenario, are as follows (Unit: Korean Won in millions):

Scenario	Applied probability weight	Assuming 100%	Difference from book value
Good	5.69%	1,280,714	(675,757)
Normal	45.58%	1,394,081	(562,390)
Bad	28.73%	1,796,726	(159,745)
Worst	20.00%	4,255,128	2,298,657
3) Maximum exposure
The Group’s maximum exposure to credit risk shows the uncertainties related to the maximum possible variation of financial assets’ net value as a result of changes in the specific risk factors, prior to the consideration of collaterals that are recorded at net carrying amount after allowances and other credit enhancements. However, the maximum exposure is the fair value amount (recorded in the books) for derivatives, maximum contractual obligation for payment guarantees and unused amount of commitments for loan commitment.

The maximum exposure to credit risk as of December 31, 2024 and 2025 is as follows (Unit: Korean Won in millions):

		December 31, 2024	December 31, 2025
Loans and other financial assets at amortized cost (*1)	Korean treasury and government agencies	229,126	538,314
	Banks	23,593,313	23,189,957
	Corporates	179,986,851	188,753,434
	Consumers	194,662,526	200,014,078

	Sub-total	398,471,816	412,495,783

Financial assets at FVTPL (*2)	Deposits	73,951	261,470
	Debt securities	6,801,288	9,552,081
	Loans	104,177	1,126,446
	Derivative assets	10,094,532	5,774,203
	Others	2,671	156,134

	Sub-total	17,076,619	16,870,334

Financial assets at FVTOCI	Debt securities and others	42,922,671	82,071,637
Securities at amortized cost	Debt securities	19,203,177	18,707,459
Derivative assets	Derivative assets (Designated for hedging)	175,191	217,180
Off-balance accounts	Payment guarantees (*3)	16,611,262	16,070,098
	Loan commitments	133,863,588	134,286,067

	Sub-total	150,474,850	150,356,165

	Total	628,324,324	680,718,558

(*1)	Cash and cash equivalents are not included.
(*2)	Puttable financial instruments are not included.
(*3)	As of December 31, 2024 and 2025, the financial guarantee amount of 4,156,790 million Won and 5,032,808 million Won are included, respectively.
a) Credit risk exposure by geographical areas
The following tables analyze credit risk exposure by geographical areas (Unit: Korean Won in millions):

	December 31, 2024
	Korea	China	USA	UK	Japan	Others (*)	Total
Loans and other financial assets at amortized cost	367,026,768	5,784,272	7,108,462	584,060	850,872	17,117,382	398,471,816
Securities at amortized cost	18,052,871	197,188	712,761	—	—	240,357	19,203,177
Financial assets at FVTPL	12,643,738	88	1,824,414	553,842	430,341	1,624,196	17,076,619
Financial assets at FVTOCI	37,746,319	589,277	3,157,655	190,801	22,112	1,216,507	42,922,671
Derivative assets (Designated for hedging)	165,089	—	3,216	—	6,886	—	175,191
Off-balance accounts	144,006,247	1,213,479	1,805,060	87,755	20,758	3,341,551	150,474,850

Total	579,641,032	7,784,304	14,611,568	1,416,458	1,330,969	23,539,993	628,324,324

(*)	Others consist of financial assets in Indonesia, Hong Kong, Germany, Australia, and other countries.

	December 31, 2025
	Korea	China	USA	UK	Japan	Others (*)	Total
Loans and other financial assets at amortized cost	381,895,446	5,455,324	6,700,018	775,262	1,266,134	16,403,599	412,495,783
Securities at amortized cost	17,720,610	55,390	779,676	—	—	151,783	18,707,459
Financial assets at FVTPL	14,030,387	32	1,151,755	502,905	277,765	907,490	16,870,334
Financial assets at FVTOCI	70,443,271	1,102,112	4,752,496	400,316	591,861	4,781,581	82,071,637
Derivative assets (Designated for hedging)	180,170	—	30,719	—	6,291	—	217,180
Off-balance accounts	142,669,598	1,069,795	1,439,439	756,252	35,333	4,385,748	150,356,165

Total	626,939,482	7,682,653	14,854,103	2,434,735	2,177,384	26,630,201	680,718,558

(*)	Others consist of financial assets in Indonesia, Hong Kong, Germany, Australia, and other countries.
b) Credit risk exposure by industries
The following tables analyze credit risk exposure by industries, which are service, manufacturing, finance and insurance, construction, individuals and others in accordance with the Korea Standard Industrial Classification Code as of December 31, 2024 and 2025 (Unit: Korean Won in millions):

	December 31, 2024
	Service	Manufacturing	Finance and insurance	Construction	Individuals	Others	Total
Loans and other financial assets at amortized cost	92,018,694	47,835,603	33,986,585	6,219,603	190,902,940	27,508,391	398,471,816
Securities at amortized cost	169,352	—	10,248,257	59,866	—	8,725,702	19,203,177
Financial assets at FVTPL	287,401	539,092	10,833,850	31,527	123,339	5,261,410	17,076,619
Financial assets at FVTOCI	331,590	474,837	29,935,898	194,940	—	11,985,406	42,922,671
Derivative assets (Designated for hedging)	—	—	175,191	—	—	—	175,191
Off-balance accounts	22,460,440	28,514,078	14,147,757	3,192,714	73,212,057	8,947,804	150,474,850

Total	115,267,477	77,363,610	99,327,538	9,698,650	264,238,336	62,428,713	628,324,324

	December 31, 2025
	Service	Manufacturing	Finance and insurance	Construction	Individuals	Others	Total
Loans and other financial assets at amortized cost	88,350,901	52,551,867	40,292,287	5,754,395	196,402,459	29,143,874	412,495,783
Securities at amortized cost	89,611	—	8,009,336	39,968	—	10,568,544	18,707,459
Financial assets at FVTPL	498,155	677,238	9,126,225	145,149	100	6,423,467	16,870,334
Financial assets at FVTOCI	388,717	1,308,907	39,468,777	867,980	—	40,037,256	82,071,637
Derivative assets (Designated for hedging)	—	—	217,180	—	—	—	217,180
Off-balance accounts	24,121,840	25,922,599	14,542,861	3,533,170	73,040,583	9,195,112	150,356,165

Total	113,449,224	80,460,611	111,656,666	10,340,662	269,443,142	95,368,253	680,718,558

4) Credit risk exposure
a) Financial assets
The maximum exposure to credit risk by asset quality, except for financial assets at FVTPL and derivative asset (designated for hedging) as of December 31, 2024 and 2025 is as follows (Unit: Korean Won in millions):

	December 31, 2024
	Stage 1		Stage 2
	Above appropriate credit rating (*1)	Less than a limited credit rating (*2)	Above appropriate credit rating (*1)	Less than a limited credit rating (*2)	Stage 3	Credit impairment model	Total	Loss allowance	Total, net
Loans and other financial assets at amortized cost	343,186,708	27,086,126	13,280,849	14,344,066	3,003,886	1,147,147	402,048,782	(3,576,966)	398,471,816
Korean treasury and government agencies	229,733	22	—	—	—	—	229,755	(629)	229,126
Banks	23,375,096	115,721	88,306	—	36,143	—	23,615,266	(21,953)	23,593,313
Corporates	150,732,338	19,561,385	3,130,814	6,264,461	1,416,152	1,147,147	182,252,297	(2,265,446)	179,986,851
General business	103,495,951	11,071,283	2,507,705	4,093,868	807,545	—	121,976,352	(1,409,387)	120,566,965
Small- and medium-sized enterprise	35,450,353	7,731,142	500,934	1,870,087	357,881	—	45,910,397	(586,059)	45,324,338
Project financing and others	11,786,034	758,960	122,175	300,506	250,726	1,147,147	14,365,548	(270,000)	14,095,548
Consumers	168,849,541	7,408,998	10,061,729	8,079,605	1,551,591	—	195,951,464	(1,288,938)	194,662,526
Securities at amortized cost	19,213,940	—	—	—	—	—	19,213,940	(10,763)	19,203,177
Financial assets at FVTOCI (*3)	42,766,477	156,194	—	—	—	—	42,922,671	(29,084)	42,922,671

Total	405,167,125	27,242,320	13,280,849	14,344,066	3,003,886	1,147,147	464,185,393	(3,616,813)	460,597,664

	December 31, 2024
	Collateral value
	Stage 1	Stage 2	Stage 3	Credit impairment model	Total
Loans and other financial assets at amortized cost	241,378,580	22,815,602	1,070,209	1,137,097	266,401,488
Korean treasury and government agencies	55,775	—	—	—	55,775
Banks	2,474,302	—	—	—	2,474,302
Corporates	101,666,963	7,536,068	645,842	1,137,097	110,985,970
General business	59,099,372	5,578,709	328,802	—	65,006,883
Small- and medium-sized enterprise	34,401,736	1,729,820	243,513	—	36,375,069
Project financing and others	8,165,855	227,539	73,527	1,137,097	9,604,018
Consumers	137,181,540	15,279,534	424,367	—	152,885,441
Securities at amortized cost	—	—	—	—	—
Financial assets at FVTOCI (*3)	—	—	—	—	—

Total	241,378,580	22,815,602	1,070,209	1,137,097	266,401,488

(*1)	Credit grade of corporates are AAA ~ BBB, and consumers are grades 1 ~ 6.
(*2)	Credit grade of corporates are BBB- ~ C, and consumers are grades 7 ~ 10.
(*3)	Financial assets at FVTOCI has been disclosed as the amount before deducting loss allowance because loss allowance does not reduce the carrying amount.

	December 31, 2025
	Stage 1		Stage 2
	Above appropriate credit rating (*1)	Less than a limited credit rating (*2)	Above appropriate credit rating (*1)	Less than a limited credit rating (*2)	Stage 3	Credit impairment model	Total	Loss allowance	Total, net
Loans and other financial assets at amortized cost	354,069,178	30,632,768	13,842,896	12,837,364	3,564,522	1,137,650	416,084,378	(3,588,595)	412,495,783
Korean treasury and government agencies	539,215	—	—	—	—	—	539,215	(901)	538,314
Banks	22,832,170	380,843	—	—	—	—	23,213,013	(23,056)	23,189,957
Corporates	155,984,903	23,571,082	3,177,635	5,395,186	1,733,385	1,137,650	190,999,841	(2,246,407)	188,753,434
General business	107,006,628	14,727,532	2,404,812	3,754,332	1,102,892	—	128,996,196	(1,518,049)	127,478,147
Small- and medium-sized enterprise	33,828,252	8,118,497	542,006	1,469,338	368,686	—	44,326,779	(456,931)	43,869,848
Project financing and others	15,150,023	725,053	230,817	171,516	261,807	1,137,650	17,676,866	(271,427)	17,405,439
Consumers	174,712,890	6,680,843	10,665,261	7,442,178	1,831,137	—	201,332,309	(1,318,231)	200,014,078
Securities at amortized cost	18,718,526	—	—	—	—	—	18,718,526	(11,067)	18,707,459
Financial assets at FVTOCI (*3)	81,911,940	159,697	—	—	—	—	82,071,637	(29,204)	82,071,637

Total	454,699,644	30,792,465	13,842,896	12,837,364	3,564,522	1,137,650	516,874,541	(3,628,866)	513,274,879

	December 31, 2025
	Collateral value
	Stage 1	Stage 2	Stage 3	Credit impairment model	Total
Loans and other financial assets at amortized cost	242,664,753	22,382,806	1,219,109	1,128,343	267,395,011
Korean treasury and government agencies	103,817	—	—	—	103,817
Banks	1,815,479	—	—	—	1,815,479
Corporates	99,471,630	7,066,546	720,305	1,128,343	108,386,824
General business	61,218,056	5,128,816	516,966	—	66,863,838
Small- and medium-sized enterprise	26,662,910	1,594,623	142,383	—	28,399,916
Project financing and others	11,590,664	343,107	60,956	1,128,343	13,123,070
Consumers	141,273,827	15,316,260	498,804	—	157,088,891
Securities at amortized cost	—	—	—	—	—
Financial assets at FVTOCI (*3)	—	—	—	—	—

Total	242,664,753	22,382,806	1,219,109	1,128,343	267,395,011

(*1)	Credit grade of corporates are AAA ~ BBB, and consumers are grades 1 ~ 6.
(*2)	Credit grade of corporates are BBB- ~ C, and consumers are grades 7 ~ 10.
(*3)	Financial assets at FVTOCI has been disclosed as the amount before deducting loss allowance because loss allowance does not reduce the carrying amount.
b) Payment Guarantees and commitments

F-6
9

The credit quality of the payment guarantees and loan commitments as of December 31, 2024 and 2025 are as follows (Unit: Korean Won in millions):

	December 31, 2024
Financial assets	Stage 1		Stage 2		Stage3	Total
	Above appropriate credit rating (*1)	Less than a limited credit rating (*2)	Above appropriate credit rating (*1)	Less than a limited credit rating (*2)
Off-balance accounts:
Payment Guarantees	15,679,374	808,182	41,866	59,688	22,152	16,611,262
Loan Commitments	127,622,889	3,402,602	2,298,056	502,070	37,971	133,863,588

Total	143,302,263	4,210,784	2,339,922	561,758	60,123	150,474,850

(*1)	Credit grade of corporates are AAA ~ BBB, and consumers are grades 1 ~ 6.
(*2)	Credit grade of corporate are BBB- ~ C, and consumers are grades 7 ~ 10.

	December 31, 2025
Financial assets	Stage 1		Stage 2		Stage 3	Total
	Above appropriate credit rating (*1)	Less than a limited credit rating (*2)	Above appropriate credit rating (*1)	Less than a limited credit rating (*2)
Off-balance accounts:
Payment Guarantees	15,186,145	776,039	18,603	66,204	23,107	16,070,098
Loan Commitments	127,446,436	3,821,389	2,461,016	521,696	35,530	134,286,067

Total	142,632,581	4,597,428	2,479,619	587,900	58,637	150,356,165

(*1)	Credit grade of corporates are AAA ~ BBB, and consumers are grades 1 ~ 6.
(*2)	Credit grade of corporate are BBB- ~ C, and consumers are grades 7 ~ 10.
5) Collateral and other credit enhancements
For the years ended December 31, 2024 and 2025, there have been no significant changes in the value of collateral or other credit enhancements held by the Group and there have been no significant changes in collateral or other credit enhancements due to changes in the collateral policy of the Group.
6) Among financial assets that measured loss allowance at lifetime expected credit losses, amortized costs before changes in contractual cash flows as of December 31, 2024 and 2025 are 153,361 million Won and 107,905 million Won, respectively, with net losses recognized along with the changes 15,335 million Won and 6,951 million Won, respectively.
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
As the Group manages receivables that have not lost the right of claim to the debtor for the grounds of incomplete statute limitation and uncollected receivables under the related laws as receivable charge-offs, the balance as of December 31, 2024 and 2025 are 9,018,290 million Won and 9,904,152 million Won. In addition, the contractual non-recoverable amount of financial assets amortized for the year ended December 31, 202
5
, but still in the process of recovery is 2,018,638 million Won.

F-
7
0

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
Woori Bank, a major subsidiary subject to Basel III standard approach of market risk management, has the following equity capital required for market risk. (Unit : Korean Won in millions)

	Risk Group	December 31, 2024	December 31, 2025
Sensitivity-based risk	General interest rate risk	29,029	34,292
	Equity risk	3,006	3,152
	Commodity risk	51	3
	Foreign exchange risk	114,174	110,144
	Non-securitization credit spread risk	18,258	23,797
	Securitization (excluding CTP (Correlation Trading Portfolio)) credit spread risk	—	—
	CTP credit spread risk	—	—
Default risk	Non-Securitization bankruptcy risk	8,604	9,207
	Securitization (excluding CTP) default risk	—	—
	CTP default risk	—	—
Residual risk	Residual risk	1,182	1,106

Total		174,304	181,701

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

F-
7
1

ΔEVE and ΔNII calculated on interest risk in banking book(IRRBB) basis for assets and liabilities by subsidiary as of December 31, 2025 and 2024 are as follows(Unit: Korean Won in millions):

	December 31, 2024		December 31, 2025
	Δ EVE (*1)	Δ NII (*2)	Δ EVE (*1)	Δ NII (*2)
Woori Bank	952,830	668,290	488,658	685,472
Woori Card Co., Ltd.	120,153	79,515	106,003	53,435
Woori Financial Capital Co., Ltd.	67,877	16,151	65,780	9,773
Woori Investment Securities Co., Ltd.	29,325	24,911	93,763	90,407
Woori Asset Trust Co., Ltd.	1,817	12,802	716	4,982
Woori Asset Management Corp.	504	1,682	1,134	1,653
Woori Savings Bank	15,117	4,537	29,858	340
Woori Private Equity Asset Management Co., Ltd.	17	338	6	354
Woori Financial F&I Co., Ltd.	97,936	6,858	86,260	8,891
Woori Venture Partners Co., Ltd.	705	3,231	668	2,897

(*1)	ΔEVE: change in Economic Value of Equity
(*2)	ΔNII: change in Net Interest Income
At the interest rate re-pricing date, cash flows (both principal and interest) of interest-bearing assets and liabilities, which is the basis of non-trading position interest rate risk management are as follows: (Unit: Korean Won in millions):

	December 31, 2024
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Asset:
Loans and other financial assets at amortized cost	241,742,497	53,994,860	25,504,549	17,099,875	78,442,115	5,000,982	421,784,878
Financial assets at FVTPL	297,653	38,474	9,993	5,420	42,433	51	394,024
Financial assets at FVTOCI	7,276,254	4,996,536	2,350,787	2,570,750	26,459,375	1,421,185	45,074,887
Securities at amortized cost	1,318,853	1,651,266	1,856,726	629,079	12,972,012	1,862,090	20,290,026

Total	250,635,257	60,681,136	29,722,055	20,305,124	117,915,935	8,284,308	487,543,815

Liability:
Deposits due to customers	166,841,875	55,267,332	44,234,044	42,203,933	62,625,304	34,751	371,207,239
Borrowings	19,153,362	4,676,893	1,587,119	1,542,868	3,131,674	513,870	30,605,786
Debentures	5,189,563	5,370,343	4,438,800	3,168,918	30,963,968	2,673,453	51,805,045

Total	191,184,800	65,314,568	50,259,963	46,915,719	96,720,946	3,222,074	453,618,070

	December 31, 2025
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Asset:
Loans and other financial assets at amortized cost	255,374,516	52,912,872	22,204,663	14,715,553	80,604,982	4,483,870	430,296,456
Financial assets at FVTPL	723,058	23,986	107,748	87,500	68,617	—	1,010,909
Financial assets at FVTOCI	16,102,668	4,109,860	3,296,553	2,170,275	23,894,889	1,298,513	50,872,758
Securities at amortized cost	1,068,946	1,058,142	2,206,199	2,130,814	11,965,315	1,192,507	19,621,923

Total	273,269,188	58,104,860	27,815,163	19,104,142	116,533,803	6,974,890	501,802,046

Liability:
Deposits due to customers	170,106,506	58,129,264	42,994,149	44,283,193	64,141,014	29,351	379,683,477
Borrowings	24,211,741	3,820,560	1,293,285	1,424,149	3,404,397	518,214	34,672,346
Debentures	7,327,498	3,554,590	4,716,362	4,321,910	34,546,993	2,615,848	57,083,201

Total	201,645,745	65,504,414	49,003,796	50,029,252	102,092,404	3,163,413	471,439,024

2) Currency risk
Currency risk arises from the financial instruments denominated in foreign currencies other than the functional currency. Therefore, no currency risk arises from non-monetary items or financial instruments denominated in the functional currency.
Financial instruments in foreign currencies exposed to currency risk as of December 31, 2024 and 2025 are as follows (Unit: USD in millions, JPY in millions, CNY in millions, EUR in millions, and Korean Won in millions):

	December 31, 2024
	USD		JPY		CNY		EUR		Others	Total
	Foreign currency	Korean Won equivalent	Foreign currency	Korean Won equivalent	Foreign currency	Korean Won equivalent	Foreign currency	Korean Won equivalent	Korean Won equivalent	Korean Won equivalent
Asset
Cash and cash equivalents	8,258	12,139,283	80,851	757,154	1,331	267,802	223	341,326	1,123,728	14,629,293
Loans and other financial assets at amortized cost	21,637	31,775,374	104,585	979,422	26,856	5,405,371	2,211	3,380,628	7,584,236	49,125,031
Financial assets at FVTPL	887	1,304,438	1,836	17,190	16	3,318	149	227,858	20,087	1,572,891
Financial assets at FVTOCI	3,588	5,274,144	—	—	2,910	585,622	37	55,853	847,518	6,763,137
Securities at amortized cost	767	1,127,313	—	—	980	197,188	36	55,074	175,895	1,555,470

Total	35,137	51,620,552	187,272	1,753,766	32,093	6,459,301	2,656	4,060,739	9,751,464	73,645,822

Liability
Financial liabilities at FVTPL	112	164,400	36	334	—	—	1	1,766	751	167,251
Deposits due to customers	23,607	34,702,743	250,528	2,346,146	27,301	5,494,893	2,024	3,094,378	5,348,009	50,986,169
Borrowings	8,302	12,203,906	56,465	528,785	110	22,235	545	832,661	3,334,191	16,921,778
Debentures	4,549	6,687,333	—	—	—	—	195	297,766	446,349	7,431,448
Other financial liabilities	2,123	3,120,355	20,684	193,701	4,120	829,197	244	373,203	493,198	5,009,654

Total	38,693	56,878,737	327,713	3,068,966	31,531	6,346,325	3,009	4,599,774	9,622,498	80,516,300

Off-balance accounts	9,109	13,390,339	23,905	223,864	1,702	342,576	841	1,286,110	1,506,643	16,749,532

F-7
3

	December 31, 2025
	USD		JPY		CNY		EUR		Others	Total
	Foreign currency	Korean Won equivalent	Foreign currency	Korean Won equivalent	Foreign currency	Korean Won equivalent	Foreign currency	Korean Won equivalent	Korean Won equivalent	Korean Won equivalent
Asset
Cash and cash equivalents	10,382	14,897,814	163,681	1,501,990	1,440	294,862	396	667,551	1,504,069	18,866,286
Loans and other financial assets at amortized cost	22,828	32,755,775	99,204	915,492	18,707	3,830,414	2,122	3,577,181	7,721,655	48,800,517
Financial assets at FVTPL	1,713	2,458,578	1,587	14,562	11	2,350	279	470,231	298,686	3,244,407
Financial assets at FVTOCI	5,189	7,445,013	596	547,281	8,043	696,669	1,765	2,975,486	1,422,141	13,086,590
Securities at amortized cost	610	875,923	—	—	271	55,390	7	12,610	135,379	1,079,302

Total	40,722	58,433,103	265,068	2,979,325	28,472	4,879,685	4,569	7,703,059	11,081,930	85,077,102

Liability
Financial liabilities at FVTPL	62	88,508	—	1	—	—	—	774	138	89,421
Deposits due to customers	22,954	32,937,144	215,351	1,976,126	21,625	4,428,000	5,781	9,744,458	6,344,318	55,430,046
Borrowings	7,846	11,258,513	41,724	382,874	957	195,936	359	605,116	2,055,224	14,497,663
Debentures	4,406	6,322,500	—	—	600	122,856	195	328,345	—	6,773,701
Other financial liabilities	3,148	4,516,991	12,179	111,756	1,423	291,386	62	104,876	352,234	5,377,243

Total	38,416	55,123,656	269,254	2,470,757	24,605	5,038,178	6,397	10,783,569	8,751,914	82,168,074

Off-balance accounts	10,487	15,046,017	19,765	181,369	1,163	238,158	953	1,605,830	561,333	17,632,707

(3) Liquidity risk
Liquidity risk refers to the risk that the Group may encounter difficulties in meeting obligations from its financial liabilities.
1) Liquidity risk management
Liquidity risk management is to prevent potential cash shortages as a result of mismatching maturity of assets and liabilities or unexpected cash outflows. The consolidated financial liabilities that are relevant to liquidity risk are incorporated within the scope of risk management. Derivative instruments are excluded from those financial liabilities as they reflect expected cash flows for a pre-determined
period.
Assets and liabilities are grouped by account under Asset Liability Management (“ALM”) in accordance with the characteristics of the account. The Group manages liquidity risk by identifying the maturity gap and such gap ratio through various cash flows analysis (i.e. based on remaining maturity and contract period, etc.), while maintaining the gap ratio at or below the target limit.
The information on early repayment related to asset securitization is described in Note 44. Contingent Liabilities and Commitments (4) 3).

F-7
4

2) Maturity analysis of non-derivative financial liabilities

a)	Cash flows of principals and interests by remaining contractual maturities of non-derivative financial liabilities as of December 31, 2024 and 2025 are as follows (Unit: Korean Won in millions):

	December 31, 2024
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Financial liabilities at FVTPL	74,205	—	69,534	112,944	—	—	256,683
Deposits due to customers	237,078,927	41,568,072	33,229,547	43,680,907	16,991,574	1,441,654	373,990,681
Borrowings	11,589,854	6,676,926	4,781,377	3,676,310	3,561,696	563,870	30,850,033
Debentures	4,635,557	5,525,191	4,442,376	3,572,533	30,967,974	2,673,592	51,817,223
Lease liabilities	60,099	49,069	45,534	40,375	317,971	50,341	563,389
Other financial liabilities(*)	19,417,326	108,361	30,995	27,093	1,118,751	4,287,489	24,990,015

Total	272,855,968	53,927,619	42,599,363	51,110,162	52,957,966	9,016,946	482,468,024

	December 31, 2025
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Financial liabilities at FVTPL	456,606	103,174	131,181	310,111	324,118	17,501	1,342,691
Deposits due to customers	239,003,957	43,936,717	31,733,945	47,843,702	18,670,748	1,212,186	382,401,255
Borrowings	18,209,601	4,676,557	3,879,109	3,202,042	3,881,934	518,214	34,367,457
Debentures	7,015,353	3,594,266	4,732,824	4,586,030	35,650,614	4,127,981	59,707,068
Lease liabilities	66,838	55,213	50,236	43,549	357,379	44,575	617,790
Other financial liabilities(*)	24,614,468	194,968	35,049	47,917	1,103,857	3,849,974	29,846,233
Investment contract liabilities	3,702,780	—	—	—	—	—	3,702,780

Total	293,069,603	52,560,895	40,562,344	56,033,351	59,988,650	9,770,431	511,985,274

(*)	Lease liabilities are not included.

b)	Cash flows of principals and interests by expected maturities of non-derivative financial liabilities as of December 31, 2024 and 2025 are as follows (Unit: Korean Won in millions):

	December 31, 2024
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Financial liabilities at FVTPL	74,205	—	69,534	112,944	—	—	256,683
Deposits due to customers	242,795,510	43,419,738	32,989,627	38,822,980	14,857,886	491,918	373,377,659
Borrowings	11,592,268	6,678,053	4,782,453	3,678,378	3,555,011	563,870	30,850,033
Debentures	4,635,557	5,525,191	4,442,376	3,572,533	30,967,974	2,673,592	51,817,223
Lease liabilities	60,092	50,205	46,727	41,569	322,272	50,341	571,206
Other financial liabilities (*)	19,418,010	108,690	31,315	27,708	1,116,803	4,287,489	24,990,015

Total	278,575,642	55,781,877	42,362,032	46,256,112	50,819,946	8,067,210	481,862,819

F-7
5

	December 31, 2025
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Financial liabilities at FVTPL	465,982	110,167	135,894	314,271	296,086	17,501	1,339,901
Deposits due to customers	245,944,516	46,024,410	31,302,585	42,075,527	16,164,093	433,017	381,944,148
Borrowings	18,211,997	4,677,678	3,880,180	3,204,104	3,875,284	518,214	34,367,457
Debentures	7,015,353	3,594,266	4,732,824	4,586,030	36,831,544	2,615,848	59,375,865
Lease liabilities	66,842	56,355	51,392	44,714	357,620	44,575	621,498
Other financial liabilities (*)	24,614,468	194,968	35,049	47,917	1,103,857	3,849,974	29,846,233
Investment contract liabilities	3,702,780	—	—	—	—	—	3,702,780

Total	300,021,938	54,657,844	40,137,924	50,272,563	58,628,484	7,479,129	511,197,882

(*)	Lease liabilities are not included.
3) Maturity analysis of derivative financial liabilities
Derivatives held for trading purposes are not managed in accordance with their contractual maturity, since the Group holds such financial instruments with the purpose of disposing or redemption before their maturity. As such, those derivatives are incorporated as “within 3 months” in the table below. Derivatives designated for hedging purposes are estimated by offsetting cash inflows and cash outflows.
The cash flow by the maturity of derivative financial liabilities as of December 31, 2024 and 2025 is as follows (Unit: Korean Won in millions):

		Remaining maturity
		Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
December 31, 2024	Cash flow risk hedge	(219)	193	31	62	207	—	274
	Fair value risk hedge	(6,816)	46,231	(11,740)	44,950	35,764	(5,834)	102,555
	Trading purpose	9,092,008	90	—	—	—	—	9,092,098

December 31, 2025	Cash flow risk hedge	245,304	721,902	69,178	691,883	608,819	35,265	2,372,351
	Fair value risk hedge	8,927	24,385	15,933	20,814	38,364	(10,613)	97,810
	Trading purpose	5,129,664	—	—	—	—	—	5,129,664
4) Maturity analysis of off-balance accounts (Payment guarantees, commitments, and etc.)
A payment guarantee represents an irrevocable undertaking that the Group should meet a customer’s obligations to third parties if the customer fails to do so. The loan commitment represents the limit if the Group has promised credit to the customer. Loan commitments include commercial standby facilities and credit lines, liquidity facilities to commercial paper conduits and utilized overdraft facilities. The maximum limit to be paid by the Group in accordance with guarantees and loan commitment only applies to principal amounts. There are contractual maturities for payment guarantees, such as financial guarantees for debentures issued or loans, unused loan commitments, and other credits. However, under the terms of the guarantees and unused loan commitments, funds should be paid upon demand from the counterparty. Details of off-balance
accounts as of December 31, 2024 and 2025 are as follows (Unit: Korean Won in millions):

	December 31, 2024	December 31, 2025
Payment guarantees	16,611,262	16,070,098
Loan commitments	133,863,588	134,286,067
Other commitments	4,572,323	5,806,012
(4) Operational risk
The Group defines the operational risk that could cause a negative effect on capital resulting from inadequate internal process, labor work and systematic problems or external factors.
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
Operational risk limits are set with the approval of the Board of Risk Management Committee. The Group regularly calculates the operational risk capital and reports any limit breaches to the management and the Board Risk Management Committee.
Since a reduction in the size of internal loss events leads to a decrease in operational risk capital, it is important to prevent loss events in advance. Accordingly, the Group conducts operational risk management activities using tools such as Risk Control Self-Assessment (RCSA), Key Risk Indicators (KRI), and loss data. Additionally, to ensure continuity of operations in emergency situations such as disasters, the key subsidiary has established a Business Continuity Plan (BCP) and conducts annual simulation drills.

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
As of the current and prior year-end, the Group has maintained a Common Equity Tier 1 (CET1) ratio of 9.0%, a Tier 1 capital ratio of 10.5%, and a total capital ratio of at least 12.5% in accordance with the relevant standards.

F-7
7

Details of the Group’s capital adequacy ratio as of December 31, 2024 and 2025 are as follows (Unit: Korean Won in millions):

Details	December 31, 2024	December 31, 2025 (*)
Tier 1 capital	28,522,910	30,222,734
Other Tier 1 capital	4,869,567	4,556,265
Tier 2 capital	3,535,362	3,020,751

Total risk-adjusted capital	36,927,839	37,799,750

Risk-weighted assets for credit risk	210,365,462	209,094,901
Risk-weighted assets for market risk	3,125,478	3,101,409
Risk-weighted assets for operational risk	21,609,530	22,345,759

Total risk-weighted assets	235,100,470	234,542,069

Common Equity Tier 1 ratio	12.13%	12.89%

Tier 1 capital ratio	14.20%	14.83%

Total capital ratio	15.71%	16.12%

(*)	The capital ratio at the end of the current period is provisional
5. INSURANCE RISK MANAGEMENT
(1) Insurance risk management of Tongyang Life Insurance Co., Ltd.
1) Overview of insurance risk
“Insurance risk” refers to situations in which insurance benefit payments exceed the level anticipated when premiums were set, due to unexpected events or changes in economic conditions. Tongyang Life Insurance Co., Ltd. manages insurance risk using the measure “net insurance contract liabilities – net insurance contract assets.” Under the Risk-Based Capital (RBC) framework, insurance risk is categorized into sub-risks such as death risk, longevity risk, disability/disease risk, lapse risk, operating expense risk, and catastrophe risk. The amounts for death risk, longevity risk, disability/disease risk, lapse risk, and operating expense risk are measured using shock scenario methods applied to actuarial assumptions related to each risk, while catastrophe risk is measured using a risk-factor approach. The shock scenario method calculates the change in net asset value that results when scenario-based changes are applied to the underlying assumptions used for the fair valuation of assets and liabilities. In contrast, the risk-factor method derives the risk amount by multiplying a predetermined risk factor by a specific exposure.
Accordingly, Tongyang Life Insurance Co., Ltd. manages insurance risk based on actuarial assumptions, interest rates, and other financial market indicators considered to have a significant impact on the amount, timing, and uncertainty of future cash flows related to insurance contracts.

Category	Estimates and financial index	Remark
Actuarial estimate	Risk rate estimate	Death, longevity, physical impediment and disease
	Lapse rate estimate	Lapse risk
	Operating expense rate estimate	Operating expense risk
	Other estimate	Policyholder behavior estimate and others
Financial market index	Interest rate	Interest-linked future cash flows of insurance contracts and the discount rates used for present value calculations
	Share price	Share-linked future cash flows of insurance contracts
	Exchange rate	Exchange rate-linked future cash flows of insurance contracts

F-7
8

2) Insurance risk management policy
In order to manage insurance risk—defined as the uncertainty of the total amount and timing of claims arising from insured events—Tongyang Life Insurance uses underwriting and reinsurance strategies.
a) Underwriting strategy
Underwriting strategy is a strategy to diversify the types of risks or the level of claims. For example, an entity can manage each mortality risk and survival risk in a balanced manner. In addition, the policyholder’s choice of a regular check-up is one of the main acquisition strategies.
b) Reinsurance strategy
Tongyang Life Insurance Co., Ltd. mitigates the concentration of insurance risk and utilizes reinsurance policy for the purpose of increasing efficiency of equity management. Reinsurance is divided into new contracts and existing contract. New contracts prioritize fixed risk products and target contracts that require empirical rates for a certain period of time. On the other hand, existing contracts target contracts with increasing insurance price risk.
Reinsurance contracts are made by the following procedures:
① For new contracts, the Product Committee decides whether to reinsurance during the decision-making process for launching new products. For existing contracts, if there is concern about a continued increase in insurance risk, the decision to reinsurance is made through consultation with the relevant department responsible for insurance risk management.
② Reinsurance management team related to ① discusses and analyzes products to be reinsured, limits, coinsurance ratios, and rates of return.
3) Financial risk management policy related to insurance contracts
Insurance contracts and investment contracts with discretionary participation features are classified as insurance liabilities but may be exposed to various financial risks. The nature of these exposures and the corresponding management policies are as follows.
a) Credit risk
Credit risk refers to the risk of loss caused by the counterparty’s default in provision of funds or entering a contract agreed to exchange at a predetermined price at a certain point in the future. Tongyang Life Insurance
Co., Ltd.’s reinsurance assets and reinsurance receivables are exposed to losses in case of default by the reinsurer upon collection of premiums and receivables.
b) Interest rate risk
Interest rate risk refers to the risk that occurs when the financial position of Tongyang Life Insurance Co., Ltd. is affected by the adverse interest rate movements on assets and liabilities. To minimize the effects of inconsistencies between assets and liabilities caused by interest rate movements, Tongyang Life Insurance Co., Ltd. manages matched asset-liability portfolios for each portfolio.
c) Liquidity risk
Liquidity risk refers to the risk that arises when the maturities of assets and liabilities are mismatched or when unexpected cash outflows cannot be met. Accordingly, the future cash outflows related to insurance liabilities and investment contracts with discretionary participation features, which account for most of Tongyang Life Insurance Co., Ltd’s total liabilities, determine the level of liquidity related risk for the company.

F-7
9

The objective of liquidity risk management is to maintain sufficient liquidity to meet repayments arising from insurance contracts under normal conditions as well as under market stress.
Tongyang Life Insurance Co., Ltd.’s main methods to manage liquidity risk are as follows:
- Regularly reviewing and managing the volume of insurance benefit payments and liquidity assets
- Maintaining and managing a portfolio composed of assets that can be relatively easily liquidated, in preparation for unexpected disruptions in funding
- Monitoring liquidity ratios through the execution of liquidity stress tests
- Establishing asset-liability management strategies that take into account the cash flows of insurance contract liabilities
d) Market risk
Market risk refers to the risk of losses being incurred when the entity’s financial position is affected by adverse price movements, such as stock prices and exchange rates. Tongyang Life Insurance Co., Ltd. engages in insurance contract transactions denominated in foreign currencies, and is, therefore, exposed to foreign exchange rate fluctuations. This exposure is managed through the use of foreign exchange forward contracts and cross-currency
interest rate swaps.
4) Concentration of insurance risk
Tongyang Life Insurance Co., Ltd. assesses the concentration of risk by considering historical experience related to the insurance contracts it has issued, and the reinsurance contracts it holds. The identified concentrations of risk are categorized based on shared characteristics relevant to the assessed exposures.
a) The fulfilment cash flows by portfolio that Tongyang Life Insurance Co., Ltd. considers significant as of
December 31, 2025 are as follows (Unit: Korean Won in millions):

December 31, 2025
Exposure
Insurance contract liabilities (assets)	25,686,541
Life	4,905,662
Health	3,843,337
Annuity saying and others	15,484,266
Variable	1,453,276
Reinsurance contract assets (liabilities)	437,556
Life	371,992
Health	65,564
Annuity saying and others	—
b) The fulfilment cash flows by country in which Tongyang Life Insurance Co., Ltd. provides insurance coverage as of December 31, 2025 are as follows (Unit: Korean Won in millions):

	December 31, 2025
	Insurance contract liabilities (assets)	Reinsurance contract assets (liabilities)
Domestic	25,686,541	437,556
Overseas	—	—

Total	25,686,541	437,556

F-
8
0

5) Insurance Risk Sensitivity
The financial impact of changes in assumptions related to the risk adjustment for non-financial risks as of December 31, 2025 are as follows (Unit: Korean Won in millions):

		December 31, 2025
		Base amount and base amount after change				Profit and impact on equity (before tax)
		Fulfillment cash flow		Contractual service margin		Profit or loss		Other comprehensive income
	Sensitivity	Before reinsurance effect	After reinsurance effect	Before reinsurance effect	After reinsurance effect	Before reinsurance effect	After reinsurance effect	Before reinsurance effect	After reinsurance effect
Base amount		25,686,541	25,248,985	1,970,517	1,865,033	—	—	—	—
Death rate	3.27% increase	25,709,647	25,269,234	1,948,712	1,846,048	56	47	85	132
Physical impediment and disease (fixed compensation) Physical impediment and disease (compensation for actual losses)	3.40% increase 2.62% increase	25,965,678	25,515,270	1,692,903	1,601,210	(996)	(995)	915	(25)
Lapse rate (increase)	9.16% increase	25,948,241	25,512,528	1,736,367	1,628,398	(555)	(551)	(25,554)	(24,915)
Lapse rate (decrease)	9.16% decrease	25,403,268	24,963,704	2,227,356	2,124,603	193	188	27,683	26,965
Operating expense (level) Operating expense (inflation)	2.62% increase 0.26%p	25,782,608	25,345,053	1,874,668	1,769,183	(353)	(353)	1,577	1,577
6) Insurance payment progress trend
Tongyang Life Insurance Co., Ltd. regularly verifies the adequacy of reserves using the total amount estimation method. The total amount is estimated by applying statistical methods such as the Payment Progress Method (PLDM), Incurred Loss Progress Method (ILDM), Frequency/Severity Method, and Bornhuetter-Ferguson Method (Unit: Korean Won in millions).

	December 31, 2025
	Year of incurrence
	2025-4	2025-3	2025-2	2025-1	2025	Total
Historical estimates of undiscounted insurance premiums	2,339,594	467,507	488,120	524,256	538,633	4,358,110
Year end of the incurrence	1,812,292	364,924	385,828	414,012	480,470	3,457,526
After 1 year	411,882	81,397	84,178	98,911	—	676,368
After 2 years	63,012	12,243	13,260	—	—	88,515
After 3 years	29,225	6,728	—	—	—	35,953
After 4 years	20,330	—	—	—	—	20,330

Cumulative insurance payment	2,336,741	465,292	483,266	512,923	480,470	4,278,692

Difference between insurance estimates and insurance payment	2,853	2,215	4,854	11,333	58,163	79,418
Discount effect						(6,613)
Liability for incurred claims expected to be paid within 1 year of incurrence						1,580,634
Risk adjustment for non-financial risks						2,577

Liability for incurred claims						1,656,016

F-8
1

7) Credit risk arising from insurance contracts
The fulfilment cash flows by credit rating group of Tongyang Life Insurance Co., Ltd.’s reinsurers are as follows (Unit: Korean Won in millions):

	December 31, 2025
	Reinsurance contract assets – remaining coverage	Reinsurance contract assets – incurred claims
AAA~AA-	354,143	5,904
A+~A-	77,763	(254)
Under BBB+	—	—
Unrated	—	—

Total	431,906	5,650

8) Market risk arising from insurance contracts
a) Market risk exposure (Unit: Korean Won in millions)

December 31, 2025
Insurance contract exposure	25,686,541
Reinsurance contract exposure	437,556
Financial assets exposure	25,461,023
b) Impact of market risks on profit or loss and equity (sensitivity analysis) (Unit: Korean Won in millions)

		December 31, 2025
		Insurance contract		Reinsurance contract		Financial assets
		Changes in profit or loss	Changes in other comprehensive income	Changes in profit or loss	Changes in other comprehensive income	Changes in profit or loss	Changes in other comprehensive income
Interest rate	Interest rate 100bp increase	44,466	2,623,072	—	(58,960)	(155,298)	(2,608,605)
	Interest rate 100bp decrease	(75,555)	(3,230,625)	—	71,442	187,680	2,608,605
Share price	Share index 10% increase	(64,000)	—	—	—	81,337	—
	Share index 10% decrease	87,169	—	—	—	(104,506)	—

Exchange rate	Exchange rate 10% increase	—	—	—	—	17,877	—
	Exchange rate 10% decrease	—	—	—	—	(17,877)	—
9) Liquidity risk arising from insurance contracts
a) The analysis of the present value of undiscounted net cash flows related to insurance contracts issued and remaining maturity of reinsurance contracts held by Tongyang Life Insurance Co., Ltd. as of December 31, 2025 is as follows (Unit: Korean Won in millions):

	December 31, 2025
	Maturity analysis on the present value of estimate future cash flows
	Within 1 year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	Over 5 years	Over 10 years	Total
Insurance contract assets	—	—	—	—	—	—	—	—
Insurance contract liabilities	(925,682)	(4,055,435)	182,049	(291,500)	(542,751)	(5,906,147)	(39,756,674)	(51,296,140)
Reinsurance contract assets (liabilities)	6,595	7,475	11,017	13,347	14,427	85,891	773,103	911,855

b) The amounts payable to policyholders upon demand and the carrying amounts of the related insurance contracts as of December 31, 2025 are as follows (Unit: Korean Won in millions):

	December 31, 2025
	Payable upon demand	Carrying amount of insurance contract (*1)
Insurance contract assets	—	—
Insurance contract liabilities	30,166,347	27,657,058

(*1)	The present value of estimated future cash flows, risk adjustment, and contractual service margin related to the amounts payable to policyholders upon demand as of December 31, 2025.
(2) Insurance risk management of ABL Life Insurance Co., Ltd.
1) Overview of insurance risk
“Insurance risk” refers to situations in which insurance benefit payments exceed the level anticipated when premiums were set, due to unexpected events or changes in economic conditions. ABL Life Insurance Co., Ltd. manages insurance risk using the measure “net insurance contract liabilities – net insurance contract assets.” Under the Risk-Based Capital (RBC) framework, insurance risk is categorized into sub risks such as death risk, longevity risk, disability/disease risk, lapse risk, operating expense risk, and catastrophe risk. The amounts for death risk, longevity risk, disability/disease risk, lapse risk, and operating expense risk are measured using shock scenario methods applied to actuarial assumptions related to each risk, while catastrophe risk is measured using a risk factor approach. The shock scenario method calculates the change in net asset value that results when scenario-based changes are applied to the underlying assumptions used for the fair valuation of assets and liabilities. In contrast, the risk factor method derives the risk amount by multiplying a predetermined risk factor by a specific exposure.
Accordingly, ABL Life Insurance Co., Ltd. manages insurance risk based on actuarial assumptions, interest rates, and other financial market indicators considered to have a significant impact on the amount, timing, and uncertainty of future cash flows related to insurance contracts.

Category	Estimates and financial index	Remark
Actuarial estimate	Risk rate estimate	Death, longevity, physical impediment and disease
	Lapse rate estimate	Lapse risk
	Operating expense rate estimate	Operating expense risk
	Other estimate	Policyholder behavior estimate and others
Financial market index	Interest rate	Interest-linked future cash flows of insurance contracts and the discount rates used for present value calculations
	Share price	Share-linked future cash flows of insurance contracts
	Exchange rate	Exchange rate-linked future cash flows of insurance contracts
2) Insurance risk management policy
To manage the uncertainty of the amount and timing of the claims arising due to occurrences of insured events, that is, an insurance risk, ABL Life Insurance Co., Ltd. uses an acquisition and a reinsurance strategy.

F-8
3

a) Underwriting strategy
Underwriting strategy is a strategy to diversify the types of risks or the level of claims. For example, an entity can manage each mortality risk and survival risk in a balanced manner. In addition, the policyholder’s choice of a regular check-up
is one of the main acquisition strategies.
b) Reinsurance strategy
ABL Life Insurance Co., Ltd. mitigates the concentration of insurance risk and utilizes reinsurance policy for the purpose of increasing efficiency of equity management. Reinsurance is divided into new contract and existing contract. New contract prioritizes fixed risk products and targets contracts that require empirical rates for a certain period of time. On the other hand, existing contract targets contracts with increasing insurance price risk.
Reinsurance contracts are made by the following procedures:
① For new contracts, the Product Committee decides whether to reinsurance during the decision-making process for launching new products. For existing contracts, if there is concern about a continued increase in insurance risk, the decision to reinsurance is made through consultation with the relevant department responsible for insurance risk management.
② Reinsurance management team related to ① discusses and analyzes products to be reinsured, limit, rate of coverage and rate of return.
3) Financial risk management policy related to insurance contracts
Insurance contracts and investment contracts with discretionary participation features are classified as insurance liabilities but may be exposed to various financial risks. The nature of these exposures and the corresponding management policies are as follows.
a) Credit risk
Credit risk refers to the risk of loss caused by the counterparty’s default in provision of funds or entering a contract agreed to exchange at a predetermined price at a certain point in the future. ABL Life Insurance Co., Ltd.’s reinsurance assets and reinsurance receivables are exposed to losses in case of default by the reinsurer upon collection of premiums and receivables.
b) Interest rate risk
Interest rate risk refers to the risk that occurs when the financial position of ABL Life Insurance Co., Ltd. is affected by the adverse interest rate movements on assets and liabilities. To minimize the effects of inconsistencies between assets and liabilities caused by interest rate movements, ABL Life Insurance Co., Ltd. manages matched asset-liability
portfolios for each portfolio.
c) Liquidity risk
Liquidity risk refers to a risk caused by inconsistency in the maturity of assets and liabilities or failure to respond to unexpected capital outflows. Therefore, future cash outflows from investment contracts with insurance liability and discretionary participation features which takes the most proportion of ABL Life Insurance Co., Ltd.’s liabilities, will determine the level of risk related to the liquidity of the ABL Life Insurance Co., Ltd. The purpose of ABL Life Insurance Co., Ltd.’s liquidity risk management is to maintain sufficient liquidity to meet repayments and other cash outflows arising from insurance contracts under both normal conditions and stressed market environments.

F-8
4

ABL Life Insurance Co., Ltd.’s main methods to manage liquidity risk are as follows:
- Regularly reviewing and managing the volume of insurance benefit payments and liquidity assets
- Maintaining and managing a portfolio composed of assets that can be relatively easily liquidated, in preparation for unexpected disruptions in funding
- Monitoring liquidity ratios through the execution of liquidity stress tests
- Establishing
asset-liability
management strategies that take into account the cash flows of insurance contract liabilities
d) Market risk
Market risk refers to the risk of losses being incurred when the entity’s financial position is affected by the adverse price movements such as stock prices and exchange rates. ABL Life Insurance Co., Ltd. engages in insurance contract transactions denominated in foreign currencies and is therefore exposed to foreign exchange rate fluctuations. This exposure is managed through the use of foreign exchange forward contracts and cross-currency
interest rate swaps.
4) Concentration of insurance risk
ABL Life Insurance Co., Ltd. assesses the concentration of risk by considering historical experience related to the insurance contracts it has issued and the reinsurance contracts it holds. The identified concentrations of risk are categorized based on shared characteristics relevant to the assessed exposures.
a) The fulfilment cash flows by portfolio that ABL Life Insurance Co., Ltd. considers significant as of December 31, 2025 are as follows (Unit: Korean Won in millions):

December 31, 2025
Exposure
Insurance contract liabilities (assets)	16,853,760
Life	2,217,372
Health	2,608,867
Annuity saving and others	9,615,281
Variable	2,412,240
Reinsurance contract assets (liabilities)	(97,148)
Life	(49,082)
Health	(54,439)
Annuity saving and others	6,373
b) The fulfilment cash flows by country in which ABL Life Insurance Co., Ltd. provides insurance coverage as of December 31, 2025 are as follows (Unit: Korean Won in millions):

	December 31, 2025
	Insurance contract liabilities (assets)	Reinsurance contract assets (liabilities)
Domestic	16,853,760	(97,148)
Overseas	—	—

Total	16,853,760	(97,148)

5) Insurance Risk Sensitivity
The financial impact of changes in assumptions related to the risk adjustment for non-financial
risks as of December 31, 2025 are as follows (Unit: Korean Won in millions):

		December 31, 2025
		Base amount and base amount after change				Profit and impact on equity (before tax)
		Fulfillment cash flow		Contractual service margin		Profit or loss		Other comprehensive income
	Sensitivity	Before reinsurance effect	After reinsurance effect	Before reinsurance effect	After reinsurance effect	Before reinsurance effect	After reinsurance effect	Before reinsurance effect	After reinsurance effect
Base amount		16,853,760	16,950,908	1,063,046	1,073,523	—	—	—	—
Death rate	3.27% increase	16,861,397	16,954,761	1,059,387	1,073,663	890	1,005	(4,868)	(4,999)
Physical impediment and disease (fixed compensation) Physical impediment and disease (compensation for actual losses)	3.40% increase 2.62% increase	16,996,593	17,081,916	910,861	934,303	(1,227)	(1,148)	10,579	9,360
Lapse rate (increase)	9.16% increase	17,017,818	17,107,797	917,106	935,263	(2,909)	(2,792)	(15,208)	(15,838)
Lapse rate (decrease)	9.16% decrease	16,673,824	16,778,697	1,225,456	1,227,599	1,213	1,140	16,313	16,995
Operating expense (level) Operating expense (inflation)	2.62% increase 0.26%p	16,892,179	16,989,363	1,023,305	1,033,740	(989)	(989)	2,310	2,316
6) Insurance payment progress trend
ABL Life Insurance Co., Ltd. regularly verifies the adequacy of reserves using the total amount estimation method. The total amount is estimated by applying statistical methods such as the Payment Progress Method (PLDM), Incurred Loss Progress Method (ILDM), Frequency/Severity Method, and Bornhuetter-Ferguson Method (Unit: Korean Won in millions).

	December 31, 2025
	Year of incurrence
	2025-4	2025-3	2025-2	2025-1	2025	Total
Historical estimates of undiscounted insurance premiums	311,417	316,286	319,229	303,193	316,425	1,566,550
Year end of the incurrence	243,473	245,603	251,974	240,260	280,250	1,261,560
After 1 year	54,825	56,432	56,002	56,587	—	223,846
After 2 years	8,415	8,683	8,637	—	—	25,735
After 3 years	3,194	4,674	—	—	—	7,868
After 4 years	1,055	—	—	—	—	1,055

Cumulative insurance payment	310,962	315,392	316,612	296,847	280,250	1,520,063

Difference between insurance estimates and insurance payment	455	894	2,617	6,346	36,175	46,487
Discount effect						(4,441)
Liability for incurred claims expected to be paid within 1 year of incurrence						571,128
Risk adjustment for non-financial risks						1,761

Liability for incurred claims						614,935

7) Credit risk arising from insurance contracts
The fulfilment cash flows by credit rating group of ABL Life Insurance Co., Ltd.’s reinsurers are as follows (Unit: Korean Won in millions):

	December 31, 2025
	Reinsurance contract assets – remaining coverage	Reinsurance contract assets – incurred claims
AAA~AA-	(129,334)	32,186
A+~A-	—	—
Under BBB+	—	—
Unrated	—	—

Total	(129,334)	32,186

8) Market risk arising from insurance contracts
a) Market risk exposure (Unit: Korean Won in millions)

December 31, 2025
Insurance contract exposure	16,853,760
Reinsurance contract exposure	(97,148)
Financial assets exposure	13,632,025
b) Impact of market risks on profit or loss and equity (sensitivity analysis) (Unit: Korean Won in millions)

		December 31, 2025
		Insurance contract		Reinsurance contract		Financial assets
		Changes in profit or loss	Changes in other comprehensive income	Changes in profit or loss	Changes in other comprehensive income	Changes in profit or loss	Changes in other comprehensive income
Interest rate	Interest rate 100bp increase	(333)	1,594,580	—	18,572	(57,695)	(1,490,766)
	Interest rate 100bp decrease	177	(1,918,176)	—	(22,409)	57,695	1,490,766
Share price	Share index 10% increase	(118,221)	—	—	—	465,004	—
	Share index 10% decrease	118,221	—	—	—	(465,004)	—
Exchange rate	Exchange rate 10% increase	(15,243)	(11,534)	—	—	(306)	—
	Exchange rate 10% decrease	14,933	11,534	—	—	306	—

9)	Liquidity risk arising from insurance contracts
a) The analysis of the present value of undiscounted cash flows related to insurance contracts issued and remaining maturity of reinsurance contracts held by ABL Life Insurance Co., Ltd. as of December 31, 2025 is as follows (Unit: Korean Won in millions):

	December 31, 2025
	Maturity analysis on the present value of estimate future cash flows
	Within 1 year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	Over 5 years	Over 10 years	Total
Insurance contract assets	—	—	—	—	—	—	—	—
Insurance contract liabilities	(279,094)	(1,367,315)	(508,763)	(629,346)	(948,940)	(5,442,969)	(21,796,027)	(30,972,454)
Reinsurance contract assets (liabilities)	(5,147)	(2,808)	(2,452)	(2,346)	(2,195)	(10,904)	(118,407)	(144,259)

b) The amounts payable to policyholders upon demand and the carrying amounts of the related insurance contracts as of December 31, 2025 are as follows (Unit: Korean Won in millions):

	December 31, 2025
	Payable upon demand	Carrying amount of insurance contract (*1)
Insurance contract assets	—	—
Insurance contract liabilities	18,666,324	17,916,806

(*1)	The present value of estimated future cash flows, risk adjustment, and contractual service margin related to the amounts payable to policyholders upon demand as of December 31, 2025.

6. OPERATING SEGMENTS
In evaluating the results of the Group and allocating resources, the Group’s Chief Operation Decision Maker (“CODM”) utilizes the method of disclosing the financial information of the segments based on the organization of the Group. This financial information on the segments in this note is regularly reviewed by the CODM.
(1) Segment by type of organization
The Group’s reporting segments consist of banking, insurance, credit card, capital, investment securities and other sectors, and the composition of such reporting segments was divided based on internal report data periodically reviewed by the management to evaluate the performance of the segment and make decisions on the resources to be distributed.

Operational scope
Banking	Loans/deposits and relevant services for customers of Woori Bank and its subsidiaries
Insurance	Contracting and maintenance of insurance policies, payment of insurance benefits, provision of life insurance-related services, and accompanying business for customers of Tongyang Life Insurance Co., Ltd. and ABL Life Insurance Co., Ltd.
Credit card	Credit card, cash services, card loans and accompanying business of Woori Card Co., Ltd.
Capital	Installments, loans including lease financing, and accompanying business of Woori Financial Capital Co., Ltd.
Investment Securities	Securities operation, sale of financial instruments, project financing and other related activities for investment securities of Woori Investment Securities Co., Ltd.
Others	Woori Financial Group Inc., Woori Asset Trust Co., Ltd., Woori Asset Management Corp., Ltd., Woori Financial F&I Co., Ltd., Woori Savings Bank., Woori Credit Information Co., Ltd., Woori Fund Services Co., Ltd., Woori Private Equity Asset Management Co., Ltd., Woori FIS Co., Ltd., Woori Finance Research Institute and Woori Venture Partners Co., Ltd.

F-8
8

(2) The composition of each organization’s sectors for the years ended December 31, 2023, 2024 and 2025 are as follows (Unit: Korean Won in millions):

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

(*2)	Other adjustments include the funds subject to Group’s consolidation not included in the reporting segment.
(*3)
Internal adjustments include the adjustment of deposit insurance premiums of KRW 464,213 million and fund contribution fees of KRW 453,805 million from net interest income expenses to non-interest income expenses in order to present the profit and loss adjustment between reporting divisions in accordance with management accounting standards as profit and loss in accordance with accounting standards

(*4)
Consolidation adjustments include the elimination of KRW 343,810 million of internal transactions between Woori FIS Co., Ltd., the group’s IT service agency, and affiliates, and the removal of KRW 1,482,956 million of dividends received by the holding company from its subsidiaries.

F-
89

	For the year ended December 31, 2024
	Banking(*1)	Credit card	Capital	Investment banking	Others (*2)	Sub-total	Other adjustments (*3)	Internal adjustments (*4)	Consolidated Adjustments (*5)	Total
Net interest income	6,542,449	706,130	231,596	106,558	129,900	7,716,633	126,600	1,042,561	542	8,886,336
Non-interest income(expense)	1,944,528	192,194	144,097	51,629	1,578,890	3,911,338	70,545	(769,593)	(1,658,168)	1,554,122
Impairment losses due to credit loss	(670,753)	(403,805)	(84,017)	(91,351)	(176,511)	(1,426,437)	(13,884)	(273,889)	(2,085)	(1,716,295)
General and administrative expense	(3,746,916)	(302,067)	(103,870)	(74,191)	(420,370)	(4,647,414)	(1,104)	—	179,545	(4,468,973)

Net operating income(expense)	4,069,308	192,452	187,806	(7,355)	1,111,909	5,554,120	182,157	(921)	(1,480,166)	4,255,190

Share of gain(loss) of associates	44,067	—	(1,262)	215	5,316	48,336	(4)	—	27,933	76,265
Other non-operating income(expense)	(104,388)	(4,053)	(2,579)	7,476	10,440	(93,104)	8,535	921	(24,960)	(108,608)

Non-operating income(expense)	(60,321)	(4,053)	(3,841)	7,691	15,756	(44,768)	8,531	921	2,973	(32,343)

Net income(expense) before tax	4,008,987	188,399	183,965	336	1,127,665	5,509,352	190,688	—	(1,477,193)	4,222,847
Tax expense	(962,051)	(40,349)	(42,547)	2,216	(17,756)	(1,060,487)	—	—	9,109	(1,051,378)

Net income(loss)	3,046,936	148,050	141,418	2,552	1,109,909	4,448,865	190,688	—	(1,468,084)	3,171,469

Total assets	485,888,941	16,613,482	12,770,681	7,186,431	30,774,925	553,234,460	3,565,728	—	(31,046,868)	525,753,320

Investment in associate	1,067,880	—	32,207	3,297	24,475,044	25,578,428	7,347	—	(23,836,965)	1,748,810
Other assets	484,821,061	16,613,482	12,738,474	7,183,134	6,299,881	527,656,032	3,558,381	—	(7,209,903)	524,004,510

Total liabilities	456,944,053	13,828,816	11,045,686	6,041,109	4,919,608	492,779,272	73,587	—	(2,994,808)	489,858,051

(*1)	The banking sector includes banks and their consolidated subsidiaries (such as overseas subsidiaries).
(*2)
Other segments include Woori Financial Group Inc., Woori Asset Trust Co., Ltd., Woori Savings Bank, Woori Asset Management Corp., Woori Financial F&I Co., Ltd., Woori Credit Information Co., Ltd., Woori Fund Service Co., Ltd., Woori Private Equity Asset Management Co., Ltd., Woori FIS Co., Ltd., Woori Finance Research Institute and Woori Venture Partners Co., Ltd.

(*3)	Other adjustments include the funds subject to Group’s consolidation not included in the reporting segment.
(*4)
Internal adjustments include the adjustment of deposit insurance premiums of 509,832 million Won and fund contribution fees of 533,335 million Won from net interest income expenses to non-interest income expenses in order to present the profit and loss adjustment between reporting divisions in accordance with management accounting standards as profit and loss in accordance with accounting standards.

(*5)
Consolidation adjustments include the elimination of 175,437 million Won of internal transactions between Woori FIS Co., Ltd., the group’s IT service agency, and affiliates, and the removal of 1,208,522 million Won of dividends received by the holding company from its subsidiaries.

F-9
0

	For the year ended December 31, 2025
	Banking (*1)	Life insurance	Credit card	Capital	Investment securities	Others (*2)	Sub-total	Other adjustments (*3)	Internal adjustments (*4)	Consolidated adjustments (*5)	Total
Net interest income	6,807,324	(105,758)	756,173	210,502	120,077	63,915	7,852,233	145,730	1,030,834	1,972	9,030,769
Non-interest income(expense)	2,133,050	271,296	212,462	214,798	67,059	1,765,771	4,664,436	5,905	(935,248)	(1,808,619)	1,926,474
Impairment losses due to credit loss	(1,126,171)	(5,833)	(433,302)	(120,217)	(31,880)	(282,653)	(2,000,056)	(4,692)	(96,119)	(1,947)	(2,102,814)
General and administrative expense	(4,293,462)	(51,665)	(321,777)	(107,697)	(145,038)	(439,413)	(5,359,052)	(601)	—	180,032	(5,179,621)

Net operating income(expense)	3,520,741	108,040	213,556	197,386	10,218	1,107,620	5,157,561	146,342	(533)	(1,628,562)	3,674,808

Share of gain(loss) of associates	45,928	—	—	(373)	123	43,607	89,285	1,686	—	7,689	98,660
Other non-operating income (expense)	(207,481)	3,075	(18,316)	(2,282)	(50)	(166,826)	(391,880)	1,888	533	706,157	316,698

Non-operating income(expense)	(161,553)	3,075	(18,316)	(2,655)	73	(123,219)	(302,595)	3,574	533	713,846	415,358

Net income(expense) before tax	3,359,188	111,115	195,240	194,731	10,291	984,401	4,854,966	149,916	—	(914,716)	4,090,166
Tax expense	(777,091)	(11,521)	(44,108)	(46,004)	17,153	(5,197)	(866,768)	—	—	4,110	(862,658)

Net income(loss)	2,582,097	99,594	151,132	148,727	27,444	979,204	3,988,198	149,916	—	(910,606)	3,227,508

Total assets	502,846,197	55,054,508	17,512,741	12,361,366	9,706,286	31,861,645	629,342,743	3,922,774	—	(31,808,231)	601,457,286

Investment in associate	1,095,521	—	—	31,002	4,369	25,934,437	27,065,329	—	—	(24,985,321)	2,080,008
Other assets	501,750,676	55,054,508	17,512,741	12,330,364	9,701,917	5,927,208	602,277,414	3,922,774	—	(6,822,910)	599,377,278

Total liabilities	473,158,744	52,279,416	14,620,417	10,523,678	8,504,657	6,370,831	565,457,743	71,563	—	(1,931,268)	563,598,038

(*1)	The banking sector includes banks and their consolidated subsidiaries (such as overseas subsidiaries).
(*2)
Other segments include gains and losses from Woori Financial Group Inc., Woori Asset Trust Co., Ltd., Woori Savings Bank, Woori Asset Management Corp., Woori Financial F&I Co., Ltd., Woori Credit Information Co., Ltd., Woori Fund Service Co., Ltd., Woori Private Equity Asset Management Co., Ltd., Woori FIS Co., Ltd., Woori Finance Research Institute and Woori Venture Partners Co., Ltd.

(*3)	Other adjustments include the funds subject to Group’s consolidation not included in the reporting segment.
(*4)
Internal adjustments include the adjustment of deposit insurance premiums of 500,480 million Won and fund contribution fees of 528,863 million Won from net interest income expenses to non-interest income expenses in order to present the profit and loss adjustment between reporting divisions in accordance with management accounting standards as profit and loss in accordance with accounting standards.

(*5)
Consolidation adjustments include the elimination of 133,276 million Won of internal transactions between Woori FIS Co., Ltd., the group’s IT service agency, and affiliates, and the removal of 1,448,486 million Won of dividends received by the holding company from its subsidiaries.

(3)	Operating profit or loss from external customers for the years ended December 31, 2023, 2024 and 2025 are as follows (Unit: Korean Won in millions):

	For the years ended December 31
Details	2023	2024	2025
Domestic	3,055,926	3,767,897	3,430,352
Foreign	443,103	487,293	244,456

Total	3,499,029	4,255,190	3,674,808

(4) Major non-current assets as of December 31, 2024 and 2025 are as follows (Unit: Korean Won in millions):

Details (*)	December 31, 2024	December 31, 2025
Domestic	6,068,817	7,364,083
Foreign	592,768	552,243

Total	6,661,585	7,916,326

(*)	Major non-current assets included joint ventures and related business investments, investment properties, premises and equipment, and intangible assets.

F-9
1

(5) Information about major customers
The Group does not have any single customer that generates 10% or more of the Group’s total revenue for the years ended December 31, 2024 and 2025.
7. STATEMENTS OF CASH FLOWS
(1) Details of cash and cash equivalents are as follows (Unit: Korean Won in millions):

	December 31, 2024	December 31, 2025
Cash	1,661,517	1,826,020
Foreign currencies	812,026	642,158
Demand deposits	24,634,075	35,891,982
Fixed deposits	173,505	139,519

Total	27,281,123	38,499,679

(2) Details of restricted cash and cash equivalents are as follows (Unit: Korean Won in millions)

	Counterparty	December 31, 2024	Reason of restriction
Due from banks in local currency:
Due from Bank of Korea on demand	Bank of Korea	9,712,194	Reserve deposits under the Bank of Korea Act

Due from banks in foreign currencies:
Due from banks on demand	Bank of Korea and others	2,954,868	Reserve deposits etc.

	Total	12,667,062

	Counterparty	December 31, 2025	Reason of restriction
Due from banks in local currency:
Due from Bank of Korea on demand	Bank of Korea	16,555,802	Reserve deposits under the Bank of Korea Act

Due from banks in foreign currencies:
Due from banks on demand	Bank of Korea and others	6,919,255	Reserve deposits etc.

	Total	23,475,057

F-9
2

(3)	Significant transactions of investing activities and financing activities not involving cash inflows and outflows are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2023	2024	2025
Changes in other comprehensive income related to valuation of financial assets at FVTOCI	725,525	34,058	(1,321,567)
Changes in other comprehensive income related to valuation of assets of associate	2,965	(5,367)	(2,335)
Changes in other comprehensive income related to valuation profit or loss on cash flow hedge	(16,524)	6,591	(167,670)
Changes in financial assets measured at FVTOCI due to debt-for-equity swap	206	18,536	—
Changes in premises and equipment due to the transfer of assets held-for-sale	(2,504)	(38,423)	(107,479)
Changes in investment property due to reclassification to assets held for sale			(35,137)
Transfer of investment properties to premises and equipment	2,098	(42,344)	(9,997)
Reclassification of advance payments related to acquisition of control	—	—	(154,934)
Changes in account payables related to intangible assets	11,121	24,134	(5,101)
Changes in right-of-use assets and lease liabilities	219,531	427,926	235,011
Changes in other comprehensive income related to foreign operation translation	45,080	522,845	(116,405)
(4) Adjustments of liabilities from financing activities are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2023
	Beginning balance	Financing activities Cash flow	Business Combination	Settlement of derivatives designated for hedging purposes	Not involving cash inflows and outflows
					Foreign Exchange	Variation of gain(loss) on valuation of hedged items	Others (*)	Ending balance
Borrowings	28,429,603	2,332,376	—	—	191,250	—	33,517	30,986,746
Debentures	44,198,486	(3,227,650)	—	—	82,210	58,306	127,893	41,239,245
Lease liabilities	319,161	(160,673)	—	—	1,130	—	174,838	334,456
Net derivative liabilities (for hedging purposes)	165,125	23,394	—	—	—	(87,420)	25,200	126,299
Other liabilities	27,384	118	4	—	—	—	641	28,147

Total	73,139,759	(1,032,435)	4	—	274,590	(29,114)	362,089	72,714,893

(*)	The change in lease liabilities due to the new contract includes 210,810 million Won.

	For the year ended December 31, 2024
	Beginning balance	Financing activities Cash flow	Business Combination	Settlement of derivatives designated for hedging purposes	Not involving cash inflows and outflows
					Foreign Exchange	Variation of gain(loss) on valuation of hedged items	Others (*)	Ending balance
Borrowings	30,986,746	(3,011,120)	—	—	2,113,979	—	27,426	30,117,031
Debentures	41,239,245	5,594,220	—	—	870,846	17,417	485,375	48,207,103
Lease liabilities	334,456	(238,770)	—	—	13,555	—	417,849	527,090
Net derivative liabilities (for hedging purposes)	126,299	(25,442)	—	—	—	(156,422)	(16,811)	(72,376)
Other liabilities	28,147	(17,690)	—	—	—	—	16,169	26,626

Total	72,714,893	2,301,198	—	—	2,998,380	(139,005)	930,008	78,805,474

(*)	The change in lease liabilities due to the new contract includes 366,340 million Won.

F-9
3

	For the year ended December 31, 2025
	Beginning balance	Financing activities Cash flow	Business Combination	Settlement of derivatives designated for hedging purposes	Not involving cash inflows and outflows
					Foreign Exchange	Variation of gain(loss) on valuation of hedged items	Others (*)	Ending balance
Borrowings	30,117,031	4,392,369	—	—	(326,602)	—	469	34,183,267
Debentures	48,207,103	5,599,481	1,670,044	—	(133,503)	80,760	159,507	55,583,392
Lease liabilities	527,090	(251,559)	48,656	—	(1,564)	—	218,949	541,572
Net derivative liabilities (for hedging purposes)	(72,376)	17,231	20,313	(34,199)	—	322,204	145,008	398,181
Other liabilities	26,626	(41)	15,443	—	—	—	633	42,661

Total	78,805,474	9,757,481	1,754,456	(34,199)	(461,669)	402,964	524,566	90,749,073

(*)	The change in lease liabilities due to the new contract includes 201,562 million Won.
8. FINANCIAL ASSETS AT FVTPL
(1) Details of financial assets at FVTPL as of December 31, 2024 and 2025 are as follows (Unit: Korean Won in millions):

	December 31, 2024	December 31, 2025
Financial assets at fair value through profit or loss	25,202,672	34,245,475
(2) Financial assets at fair value through profit or loss measured at fair value as of December 31, 2024 and 2025 are as follows (Unit: Korean Won in millions):

	December 31, 2024	December 31, 2025
Deposits:
Gold banking asset	73,951	261,470
Securities:
Debt securities
Korean treasury and government agencies	5,053,592	6,044,402
Financial institutions	1,193,809	883,209
Corporates	348,929	1,614,666
Foreign currency bond	13,186	698,615
Securities loaned	12,361	—
Others	179,411	311,189
Equity securities	421,313	1,613,419
Capital contributions	2,857,698	3,085,315

Beneficiary certificates	4,563,102	12,359,483
Others	236,595	387,342

Sub-total	14,879,996	26,997,640

Loans	104,177	1,126,446
Derivatives assets	10,094,532	5,774,203
Other financial assets	50,016	85,716

Total	25,202,672	34,245,475

The Group does not have financial assets at fair value through profit or loss designated as upon initial recognition as of December 31, 2024 and 2025.

F-9
4

9. FINANCIAL ASSETS AT FVTOCI
(1) Details of financial assets at FVTOCI as of December 31, 2024 and 2025 are as follows (Unit: Korean Won in millions):

	December 31, 2024	December 31, 2025
Debt securities:
Korean treasury and government agencies	7,787,052	20,371,690
Financial institutions	25,339,937	32,931,685
Corporates	3,032,609	10,108,432
Bond denominated in foreign currencies	6,763,073	12,974,851
Securities loaned	—	5,674,738

Sub-total	42,922,671	82,061,396

Equity securities	875,074	1,427,885
Loans	—	10,241

Total	43,797,745	83,499,522

(2) Details of equity securities designated as financial assets at FVTOCI as of December 31, 2024 and 2025 are as follows (Unit: Korean Won in millions):

Purpose of acquisition	December 31, 2024	December 31, 2025	Remarks
Investment for strategic business partnership purpose	766,900	1,324,666
Debt-equity swap	108,168	103,219
Others	6	—	Insurance for mutual aid association etc.

Total	875,074	1,427,885

(3) Changes in the loss allowance and gross carrying amount of financial assets at FVTOCI are as follows (Unit: Korean Won in millions):
1) Allowance for credit losses

	For the year ended December 31, 2023
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(11,805)	—	—	(11,805)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net provision of loss allowance	(16,542)	—	—	(16,542)
Disposal	1,519	—	—	1,519
Others (*)	(551)	—	—	(551)

Ending balance	(27,379)	—	—	(27,379)

(*)	Others consist of foreign currencies translation, etc.

F-9
5

	For the year ended December 31, 2024
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(27,379)	—	—	(27,379)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net provision of loss allowance	(8,868)	—	—	(8,868)
Disposal	6,788	—	—	6,788
Others (*)	375	—	—	375

Ending balance	(29,084)	—	—	(29,084)

(*)	Others consist of foreign currencies translation, etc.

	For the year ended December 31, 2025
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(29,084)	—	—	(29,084)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net provision of loss allowance	(10,190)	—	—	(10,190)
Disposal	8,182	—	—	8,182
Others (*)	1,888	—	—	1,888

Ending balance	(29,204)	—	—	(29,204)

(*)	Others consist of foreign currencies translation, etc.
2) Gross carrying amount

	For the year ended December 31, 2023
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	32,145,758	—	—	32,145,758
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Acquisition	24,350,759	—	—	24,350,759
Disposal / Repayment	(20,823,293)	—	—	(20,823,293)
Gain (loss) on valuation	707,739	—	—	707,739
Amortization based on effective interest method	166,401	—	—	166,401
Others (*)	146,747	—	—	146,747

Ending balance	36,694,111	—	—	36,694,111

(*)	Others consist of foreign currencies translation, etc.

F-9
6

	For the year ended December 31, 2024
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	36,694,111	—	—	36,694,111
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Acquisition	31,921,268	—	—	31,921,268
Disposal / Repayment	(26,868,486)	—	—	(26,868,486)
Gain (loss) on valuation	224,898	—	—	224,898
Amortization based on effective interest method	134,553	—	—	134,553
Others (*)	816,327	—	—	816,327

Ending balance	42,922,671	—	—	42,922,671

(*)	Others consist of foreign currencies translation, etc.

	For the year ended December 31, 2025
	Stage 1	Stage 2	Stage 3	Total

Beginning balance	42,922,671	—	—	42,922,671
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Acquisition	43,438,838	—	—	43,438,838
Disposal / Repayment	(35,030,082)	—	—	(35,030,082)
Gain (loss) on valuation	(1,956,928)	—	—	(1,956,928)
Amortization based on effective interest method	216,191	—	—	216,191
Changes due to business combinations	32,515,016	—	—	32,515,016
Others (*)	(34,069)	—	—	(34,069)

Ending balance	82,071,637	—	—	82,071,637

(*)	Others consist of foreign currencies translation, etc.
(4) During the years ended December 31, 2024 and 2025, the
Group
sold its equity securities designated as financial assets at FVTOCI in accordance with decision of disposal by the creditors, and the fair values at disposal dates were 155,868 million Won and 10,913 million Won, respectively and cumulative gains and losses at disposal dates were 72,975 million Won in gain and 1,806 million Won in

g
a
in
, respectively.

10.	SECURITIES AT AMORTIZED COST
(1) Details of securities at amortized cost as of December 31, 2024 and 2025 are as follows (Unit: Korean Won in millions):

	December 31, 2024	December 31, 2025
Korean treasury and government agencies	7,646,463	9,698,695
Financial institutions	4,004,011	3,352,648
Corporates	5,997,996	4,587,881
Bond denominated in foreign currencies	1,555,470	1,079,302
Others	10,000	—
Allowance for credit losses	(10,763)	(11,067)

Total	19,203,177	18,707,459

F-9
7

(2) Changes in the loss allowance and gross carrying amount of securities at amortized cost are as follows (Unit: Korean Won in millions):
1) Loss allowance

	For the year ended December 31, 2023
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(8,385)	—	—	(8,385)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net provision of loss allowance	(5,549)	—	—	(5,549)
Others (*)	(7)	—	—	(7)

Ending balance	(13,941)	—	—	(13,941)

(*)	Changes due to foreign currencies translation, etc.

	For the year ended December 31, 2024
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(13,941)	—	—	(13,941)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net reversal of loss allowance	3,287	—	—	3,287
Others (*)	(109)	—	—	(109)

Ending balance	(10,763)	—	—	(10,763)

(*)	Changes due to foreign currencies translation, etc.

	For the year ended December 31, 2025
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(10,763)	—	—	(10,763)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net provision of loss allowance	(330)	—	—	(330)
Others (*)	26	—	—	26

Ending balance	(11,067)	—	—	(11,067)

(*)	Changes due to foreign currencies translation, etc.

F-9
8

2) Gross carrying amount

	For the year ended December 31, 2023
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	28,276,901	—	—	28,276,901
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Acquisition	4,244,256	—	—	4,244,256
Disposal / Repayment	(8,727,124)	—	—	(8,727,124)
Amortization based on effective interest method	167,219	—	—	167,219
Others (*)	48,861	—	—	48,861

Ending balance	24,010,113	—	—	24,010,113

(*)	Changes due to foreign currencies translation, etc.

	For the year ended December 31, 2024
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	24,010,113	—	—	24,010,113
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Acquisition	2,586,171	—	—	2,586,171
Disposal / Repayment	(7,634,677)	—	—	(7,634,677)
Amortization based on effective interest method	93,318	—	—	93,318
Changes due to business combinations	10,000	—	—	10,000
Others (*)	149,015	—	—	149,015

Ending balance	19,213,940	—	—	19,213,940

(*)	Changes due to foreign currencies translation, etc.

	For the year ended December 31, 2025
	Stage 1	Stage 2	Stage 3	Total

Beginning balance	19,213,940	—	—	19,213,940
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Acquisition	5,312,962	—	—	5,312,962
Disposal / Repayment	(5,900,990)	—	—	(5,900,990)
Amortization based on effective interest method	111,965	—	—	111,965
Others (*)	(19,351)	—	—	(19,351)

Ending balance	18,718,526	—	—	18,718,526

(*)	Changes due to foreign currencies translation, etc.

F-
99

11. LOANS AND OTHER FINANCIAL ASSETS AT AMORTIZED COST
(1) Details of loans and other financial assets at amortized cost as of December 31, 2024 and 2025 are as follows (Unit: Korean Won in millions):

	December 31, 2024	December 31, 2025
Due from banks	2,630,604	2,674,644
Loans	386,069,294	398,706,030
Other financial assets	9,771,918	11,115,109

Total	398,471,816	412,495,783

(2)	Details of due from banks are as follows (Unit: Korean Won in millions):

	December 31, 2024	December 31, 2025
Due from banks in local currency:
Due from depository banks	200,366	531,542
Due from non-depository institutions	152	20,624
Due from the Korea Exchange	239,222	196,557
Others	72,314	407,445
Loss allowance	(4)	(408)

Sub-total	512,050	1,155,760

Due from banks in foreign currencies:
Due from banks on demand	177,886	149,839
Due from banks on time	193,654	276,498
Others	1,753,337	1,096,819
Loss allowance	(6,323)	(4,272)

Sub-total	2,118,554	1,518,884

Total	2,630,604	2,674,644

F-
10
0

(3)	Details of restricted due from banks are as follows (Unit: Korean Won in millions):

	Counterparty	December 31, 2024	Reason of restriction
Due from banks in local currency:
Others	Korea Federation of Savings Bank and others	77,835	Reserve deposits
Securities trading	Korea Securities Finance Corporation	238,445	Customer deposit refund reserve and futures trading margin and others

	Sub-total	316,280

Due from banks in foreign currencies:
Due from banks on demand	National Bank of Cambodia and others	169,064	Reserve deposits and others
Due from banks on time	National Bank of Cambodia	284	Usage deposits for fund settlement system and others
Others	BNP-PARIBAS, PAR and others	1,093,853	CSA collateral and others

	Sub-total	1,263,201

	Total	1,579,481

	Counterparty	December 31, 2025	Reason of restriction
Due from banks in local currency:
Others	Korea Federation of Savings Bank and others	248,704	Reserve deposits
Securities trading	Korea Exchange Co.,Ltd. and Korea Securities Finance Corporation and others	165,304	Customer deposit refund reserve and futures trading margin and others

	Sub-total	414,008

Due from banks in foreign currencies:
Due from banks on demand	National Bank of Cambodia and others	149,279	Reserve deposits and others
Due from banks on time	Toronto Dominion Bank, New York, and others	129,141	Federal Reserve Discount Window
Others	GOLDMAN SACHS INTL., LON and others	775,829	CSA collateral and others

	Sub-total	1,054,249

	Total	1,468,257

F-10
1

(4) Changes in the loss allowance and gross carrying amount of due from banks are as follows (Unit: Korean Won in millions):
1) Allowance for credit losses

	For the year ended December 31, 2023
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(12,317)	—	—	(12,317)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net provision of allowance for credit losses	(5,254)	—	—	(5,254)
Others (*)	1,725	—	—	1,725

Ending balance	(15,846)	—	—	(15,846)

(*)	Changes due to foreign currencies translation, etc

	For the year ended December 31, 2024
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(15,846)	—	—	(15,846)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net reversal of allowance for credit losses	9,874	—	—	9,874
Others (*)	(355)	—	—	(355)

Ending balance	(6,327)	—	—	(6,327)

(*)	Changes due to foreign currencies translation, etc

	For the year ended December 31, 2025
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(6,327)	—	—	(6,327)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net reversal of allowance for credit losses	1,697	—	—	1,697
Others (*)	(50)	—	—	(50)

Ending balance	(4,680)	—	—	(4,680)

(*)	Changes due to foreign currencies translation, etc
2) Gross carrying amount

	For the year ended December 31, 2023
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	3,006,989	—	—	3,006,989
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net decrease	(1,154,265)	—	—	(1,154,265)
Changes due to business combinations	113,000	—	—	113,000
Others (*)	695	—	—	695

Ending balance	1,966,419	—	—	1,966,419

(*)	Changes due to foreign currencies translation, etc .

F-10
2

	For the year ended December 31, 2024
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	1,966,419	—	—	1,966,419
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net increase	390,154	—	—	390,154
Changes due to business combinations	165,476	—	—	165,476
Others (*)	114,882	—	—	114,882

Ending balance	2,636,931	—	—	2,636,931

(*)	Changes due to foreign currencies translation, etc .

	For the year ended December 31, 2025
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	2,636,931	—	—	2,636,931
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net decrease	(758,983)	—	—	(758,983)
Changes due to business combinations	807,306	—	—	807,306
Others (*)	(5,930)	—	—	(5,930)

Ending balance	2,679,324	—	—	2,679,324

(*)	Changes due to foreign currencies translation, etc .

(5)	Details of loans are as follows (Unit: Korean Won in millions):

	December 31, 2024	December 31, 2025
Loans in local currency	315,597,374	322,659,399
Loans in foreign currencies	33,166,984	32,375,735
Domestic banker’s usance	2,803,761	2,647,891
Credit card accounts	12,488,523	13,960,884
Bills bought in foreign currencies	4,328,404	4,396,122
Bills bought in local currency	224,835	82,657
Factoring receivables	5,994	6,315
Advances for customers on guarantees	9,814	12,602
Private placement bonds	444,900	669,431
Securitized loans	3,300,876	3,325,383
Call loans	1,847,376	2,430,625
Bonds purchased under resale agreements	10,551,018	14,598,594
Financial lease receivables	1,106,912	991,331
Installment financial bond	2,620,534	2,429,860
Securities Lending Receivable	—	445,960
Others	—	2,257
Loan origination costs and fees	938,886	926,343
Discounted present value	(9,272)	(9,107)
Allowance for credit losses	(3,357,625)	(3,246,252)

Total	386,069,294	398,706,030

F-10
3

(6)	Changes in the loss allowance of loans are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2023
	Consumers			Corporates
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3	Credit impairment model
Beginning balance	(147,876)	(128,089)	(241,942)	(453,621)	(818,234)	(241,465)	(27)
Transfer to 12-month expected credit losses	(25,553)	22,750	2,803	(190,665)	190,047	618	—
Transfer to lifetime expected credit losses	10,881	(12,892)	2,011	28,452	(36,229)	7,777	—
Transfer to credit-impaired financial assets	7,085	24,577	(31,662)	17,959	33,272	(51,231)	—
Net reversal(provision) of allowance for credit losses	(41,029)	(41,105)	(340,607)	(361,735)	(153,392)	(515,711)	(1,011)
Recovery	—	—	(65,639)	—	—	(44,043)	—
Charge-off	—	—	301,995	—	—	298,665	—
Disposal	18	419	114,643	266	512	172,519	949
Interest income from impaired loans	—	—	15,553	—	—	19,341	—
Others	(371)	338	22,000	11,656	21,380	(10,173)	—

Ending balance	(196,845)	(134,002)	(220,845)	(947,688)	(762,644)	(363,703)	(89)

	For the year ended December 31, 2023
	Credit card accounts			Total
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3	Credit impairment model
Beginning balance	(71,139)	(127,814)	(103,946)	(672,636)	(1,074,137)	(587,353)	(27)
Transfer to 12-month expected credit losses	(30,312)	30,198	114	(246,530)	242,995	3,535	—
Transfer to lifetime expected credit losses	6,894	(7,420)	526	46,227	(56,541)	10,314	—
Transfer to credit-impaired financial assets	748	2,381	(3,129)	25,792	60,230	(86,022)	—
Net reversal(provision) of allowance for credit losses	(3,864)	(15,457)	(338,618)	(406,628)	(209,954)	(1,194,936)	(1,011)
Recovery	—	—	(33,710)	—	—	(143,392)	—
Charge-off	—	—	306,005	—	—	906,665	—
Disposal	—	—	39,360	284	931	326,522	949
Interest income from impaired loans	—	—	—	—	—	34,894	—
Others	(61)	—	—	11,224	21,718	11,827	—

Ending balance	(97,734)	(118,112)	(133,398)	(1,242,267)	(1,014,758)	(717,946)	(89)

F-10
4

	For the year ended December 31, 2024
	Consumers			Corporates
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3	Credit impairment model
Beginning balance	(196,845)	(134,002)	(220,845)	(947,688)	(762,644)	(363,703)	(89)
Transfer to 12-month expected credit losses	(27,467)	25,983	1,484	(76,352)	75,186	1,166	—
Transfer to lifetime expected credit losses	14,659	(17,333)	2,674	60,633	(63,280)	2,647	—
Transfer to credit-impaired financial assets	7,714	18,054	(25,768)	128,228	162,162	(290,390)	—
Net provision of allowance for credit losses	(28,741)	(43,686)	(378,285)	(107,916)	(121,901)	(582,211)	(7,663)
Recovery	—	—	(61,554)	—	—	(36,318)	—
Charge-off	—	—	262,651	—	—	329,506	622
Disposal	1,442	2,032	75,603	23	6,675	297,533	837
Interest income from impaired loans	—	—	14,629	—	—	30,185	—
Others	908	637	49,286	(28,427)	4,156	(14,336)	(1,002)

Ending balance	(228,330)	(148,315)	(280,125)	(971,499)	(699,646)	(625,921)	(7,295)

	For the year ended December 31, 2024
	Credit card accounts			Total
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3	Credit impairment model
Beginning balance	(97,734)	(118,112)	(133,398)	(1,242,267)	(1,014,758)	(717,946)	(89)
Transfer to 12-month expected credit losses	(30,968)	30,740	228	(134,787)	131,909	2,878	—
Transfer to lifetime expected credit losses	8,951	(9,609)	658	84,243	(90,222)	5,979	—
Transfer to credit-impaired financial assets	1,196	2,400	(3,596)	137,138	182,616	(319,754)	—
Net provision of allowance for credit losses	(4,742)	(20,449)	(379,984)	(141,399)	(186,036)	(1,340,480)	(7,663)
Recovery	—	—	(24,021)	—	—	(121,893)	—
Charge-off	—	—	290,321	—	—	882,478	622
Disposal	—	—	91,625	1,465	8,707	464,761	837
Interest income from impaired loans	—	—	—	—	—	44,814	—
Others	—	—	—	(27,519)	4,793	34,950	(1,002)

Ending balance	(123,297)	(115,030)	(158,167)	(1,323,126)	(962,991)	(1,064,213)	(7,295)

F-10
5

	For the year ended December 31, 2025
	Consumers			Corporates
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3	Credit impairment model
Beginning balance	(228,330)	(148,315)	(280,125)	(971,499)	(699,646)	(625,921)	(7,295)
Transfer to 12-month expected credit losses	(34,745)	33,583	1,162	(88,031)	80,756	7,275	—
Transfer to lifetime expected credit losses	17,032	(19,243)	2,211	36,659	(49,487)	12,828	—
Transfer to credit-impaired financial assets	11,444	15,959	(27,403)	106,321	132,761	(239,082)	—
Net reversal (provision) of allowance for credit losses	22,945	(43,140)	(374,328)	(36,919)	52,189	(1,096,710)	(3,809)
Recovery	—	—	(45,352)	—	—	(47,208)	—
Charge-off	—	—	277,324	—	—	899,536	—
Disposal	23	1,638	92,299	24	3,736	300,492	7,002
Interest income from impaired loans	—	—	17,062	—	—	32,817	—
Changes due to business combinations	(2,536)	(184)	(13,979)	(22,505)	(26,471)	(32,605)	—
Others	9,578	2,239	34,898	19,332	25,461	98,717	(5,207)

Ending balance	(204,589)	(157,463)	(316,231)	(956,618)	(480,701)	(689,861)	(9,309)

	For the year ended December 31, 2025
	Credit card accounts			Total
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3	Credit impairment model
Beginning balance	(123,297)	(115,030)	(158,167)	(1,323,126)	(962,991)	(1,064,213)	(7,295)
Transfer to 12-month expected credit losses	(33,208)	32,833	375	(155,984)	147,172	8,812	—
Transfer to lifetime expected credit losses	9,750	(10,683)	933	63,441	(79,413)	15,972	—
Transfer to credit-impaired financial assets	2,156	3,191	(5,347)	119,921	151,911	(271,832)	—
Net reversal (provision) of allowance for credit losses	14,042	(14,140)	(467,418)	68	(5,091)	(1,938,456)	(3,809)
Recovery	—	—	(27,170)	—	—	(119,730)	—
Charge-off	—	—	386,448	—	—	1,563,308	—
Disposal	—	—	73,252	47	5,374	466,043	7,002
Interest income from impaired loans	—	—	—	—	—	49,879	—
Changes due to business combinations	—	—	—	(25,041)	(26,655)	(46,584)	—
Others	—	—	—	28,910	27,700	133,615	(5,207)

Ending balance	(130,557)	(103,829)	(197,094)	(1,291,764)	(741,993)	(1,203,186)	(9,309)

F-10
6

(7) Changes in the gross carrying amount of loans are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2023
	Consumers			Corporates
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3	Credit impairment model
Beginning balance	131,328,377	14,020,582	564,057	179,552,435	9,486,297	625,998	313,717
Transfer to 12-month expected credit losses	4,038,074	(4,024,039)	(14,035)	2,214,045	(2,209,035)	(5,010)	—
Transfer to lifetime expected credit losses	(6,406,254)	6,422,979	(16,725)	(4,944,087)	4,971,596	(27,509)	—
Transfer to credit-impaired financial assets	(263,965)	(173,536)	437,501	(582,131)	(242,382)	824,513	—
Charge-off	—	—	(301,995)	—	—	(298,665)	—
Disposal	(63)	(491)	(218,965)	(18,149)	(719)	(404,876)	(152,024)
Net increase(decrease)	4,115,668	(1,531,099)	192,248	12,389,915	(1,384,370)	142,393	606,794
Changes due to business combinations	1,144	—	—	—	—	—	—

Ending balance	132,812,981	14,714,396	642,086	188,612,028	10,621,387	856,844	768,487

	For the year ended December 31, 2023
	Credit card accounts			Total
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3	Credit impairment model
Beginning balance	9,115,460	1,066,380	179,410	319,996,272	24,573,259	1,369,465	313,717
Transfer to 12-month expected credit losses	343,929	(343,765)	(164)	6,596,048	(6,576,839)	(19,209)	—
Transfer to lifetime expected credit losses	(411,467)	412,222	(755)	(11,761,808)	11,806,797	(44,989)	—
Transfer to credit-impaired financial assets	(40,236)	(20,039)	60,275	(886,332)	(435,957)	1,322,289	—
Charge-off	—	—	(306,005)	—	—	(906,665)	—
Disposal	—	—	(73,107)	(18,212)	(1,210)	(696,948)	(152,024)
Net increase(decrease)	2,279,382	(131,187)	393,697	18,784,965	(3,046,656)	728,338	606,794
Changes due to business combinations	—	—	—	1,144	—	—	—

Ending balance	11,287,068	983,611	253,351	332,712,077	26,319,394	1,752,281	768,487

	For the year ended December 31, 2024
	Consumers			Corporates
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3	Credit impairment model
Beginning balance	132,812,981	14,714,396	642,086	188,612,028	10,621,387	856,844	768,487
Transfer to 12-month expected credit losses	4,575,673	(4,560,653)	(15,020)	2,276,379	(2,273,396)	(2,983)	—
Transfer to lifetime expected credit losses	(6,411,510)	6,439,154	(27,644)	(5,689,553)	5,698,302	(8,749)	—
Transfer to credit-impaired financial assets	(301,556)	(236,753)	538,309	(904,171)	(752,177)	1,656,348	—
Charge-off	—	—	(262,651)	—	—	(329,506)	(622)
Disposal	(43,168)	(45,410)	(329,255)	(134)	(72,244)	(951,160)	(351,530)
Net increase(decrease)	10,371,126	(1,246,832)	236,043	21,730,474	(1,796,231)	271,022	730,812

Ending balance	141,003,546	15,063,902	781,868	206,025,023	11,425,641	1,491,816	1,147,147

F-10
7

	For the year ended December 31, 2024
	Credit card accounts			Total
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3	Credit impairment model
Beginning balance	11,287,068	983,611	253,351	332,712,077	26,319,394	1,752,281	768,487
Transfer to 12-month expected credit losses	336,985	(336,651)	(334)	7,189,037	(7,170,700)	(18,337)	—
Transfer to lifetime expected credit losses	(539,512)	540,471	(959)	(12,640,575)	12,677,927	(37,352)	—
Transfer to credit-impaired financial assets	(57,937)	(21,408)	79,345	(1,263,664)	(1,010,338)	2,274,002	—
Charge-off	—	—	(290,321)	—	—	(882,478)	(622)
Disposal	—	—	(147,812)	(43,302)	(117,654)	(1,428,227)	(351,530)
Net increase(decrease)	145,281	(129,905)	386,703	32,246,881	(3,172,968)	893,768	730,812

Ending balance	11,171,885	1,036,118	279,973	358,200,454	27,525,661	2,553,657	1,147,147

	For the year ended December 31, 2025
	Consumers			Corporates
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3	Credit impairment model
Beginning balance	141,003,546	15,063,902	781,868	206,025,023	11,425,641	1,491,816	1,147,147
Transfer to 12-month expected credit losses	4,548,877	(4,532,512)	(16,365)	2,780,117	(2,768,089)	(12,028)	—
Transfer to lifetime expected credit losses	(6,379,394)	6,407,932	(28,538)	(4,527,298)	4,552,830	(25,532)	—
Transfer to credit-impaired financial assets	(304,313)	(255,404)	559,717	(1,038,594)	(669,202)	1,707,796	—
Charge-off	—	—	(277,324)	—	—	(899,536)	—
Disposal	(149)	(3,986)	(285,675)	(199)	(11,067)	(974,939)	(7,002)
Net increase(decrease)	7,451,142	(1,505,776)	184,053	2,706,477	(2,632,204)	329,175	(2,495)
Changes due to business combinations	700,146	130,549	14,436	5,761,606	265,660	100,959	—

Ending balance	147,019,855	15,304,705	932,172	211,707,132	10,163,569	1,717,711	1,137,650

	For the year ended December 31, 2025
	Credit card accounts			Total
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3	Credit impairment model
Beginning balance	11,171,885	1,036,118	279,973	358,200,454	27,525,661	2,553,657	1,147,147
Transfer to 12-month expected credit losses	428,406	(427,845)	(561)	7,757,400	(7,728,446)	(28,954)	—
Transfer to lifetime expected credit losses	(550,026)	551,422	(1,396)	(11,456,718)	11,512,184	(55,466)	—
Transfer to credit-impaired financial assets	(89,144)	(25,223)	114,367	(1,432,051)	(949,829)	2,381,880	—
Charge-off	—	—	(386,448)	—	—	(1,563,308)	—
Disposal	—	—	(126,253)	(348)	(15,053)	(1,386,867)	(7,002)
Net increase(decrease)	1,559,511	(834)	435,535	11,717,130	(4,138,814)	948,763	(2,495)
Changes due to business combinations	—	—	—	6,461,752	396,209	115,395	—

Ending balance	12,520,632	1,133,638	315,217	371,247,619	26,601,912	2,965,100	1,137,650

F-10
8

(8) Details of other financial assets are as follows (Unit: Korean Won in millions):

	December 31, 2024	December 31, 2025
Cash Management Account asset(CMA asset)	120,000	115,000
Receivables	6,411,884	7,543,495
Accrued income	1,779,310	2,277,963
Telex and telephone subscription rights and refundable deposits	778,986	805,980
Domestic exchange settlement debit	441,992	273,249
Other assets	452,760	437,085
Allowance for credit losses	(213,014)	(337,663)

Total	9,771,918	11,115,109

(9) Changes in the allowances for credit losses on other financial assets are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2023
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(4,178)	(9,133)	(125,869)	(139,180)
Transfer to 12-month expected credit losses	(388)	285	103	—
Transfer to lifetime expected credit losses	223	(246)	23	—
Transfer to credit-impaired financial assets	50	266	(316)	—
Net reversal (provision) of loss allowance	(3,141)	(8,235)	(10,829)	(22,205)
Charge-off	—	—	4,341	4,341
Disposal	—	—	2,597	2,597
Others	(1,585)	1	(249)	(1,833)

Ending balance	(9,019)	(17,062)	(130,199)	(156,280)

	For the year ended December 31, 2024
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(9,019)	(17,062)	(130,199)	(156,280)
Transfer to 12-month expected credit losses	(557)	493	64	—
Transfer to lifetime expected credit losses	372	(429)	57	—
Transfer to credit-impaired financial assets	1,202	5,355	(6,557)	—
Net reversal (provision) of loss allowance	(7,662)	(10,372)	(31,336)	(49,370)
Charge-off	1,224	—	5,275	6,499
Disposal	—	4	2,538	2,542
Others	(6,494)	(9)	(9,902)	(16,405)

Ending balance	(20,934)	(22,020)	(170,060)	(213,014)

	For the year ended December 31, 2025
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(20,934)	(22,020)	(170,060)	(213,014)
Transfer to 12-month expected credit losses	(918)	745	173	—
Transfer to lifetime expected credit losses	232	(272)	40	—
Transfer to credit-impaired financial assets	328	1,877	(2,205)	—
Net reversal (provision) of loss allowance	(6,941)	6,090	(140,939)	(141,790)
Charge-off	—	—	32,557	32,557
Disposal	—	—	1,343	1,343
Changes due to business combinations	1,220	(63)	215	1,372

Others	(242)	(13)	(17,876)	(18,131)

Ending balance	(27,255)	(13,656)	(296,752)	(337,663)

F-1
09

(10) Changes in the gross carrying amount of other financial assets are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2023
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	8,886,721	21,454	78,502	8,986,677
Transfer to 12-month expected credit losses	14,252	(14,143)	(109)	—
Transfer to lifetime expected credit losses	(30,528)	30,559	(31)	—
Transfer to credit-impaired financial assets	(7,299)	(1,498)	8,797	—
Charge-off	—	—	(4,341)	(4,341)
Disposal	—	—	(3,318)	(3,318)
Net increase (decrease)	3,634,239	75,526	74,653	3,784,418
Changes due to business combinations	13,240	—	—	13,240

Ending balance	12,510,625	111,898	154,153	12,776,676

	For the year ended December 31, 2024
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	12,510,625	111,898	154,153	12,776,676
Transfer to 12-month expected credit losses	22,084	(19,273)	(2,811)	—
Transfer to lifetime expected credit losses	(38,819)	38,881	(62)	—
Transfer to credit-impaired financial assets	(12,265)	(15,695)	27,960	—
Charge-off	(1,224)	—	(5,275)	(6,499)
Disposal	—	(7)	(3,034)	(3,041)
Net increase (decrease)	(3,048,051)	(16,550)	279,298	(2,785,303)
Changes due to business combinations	3,099	—	—	3,099

Ending balance	9,435,449	99,254	450,229	9,984,932

	For the year ended December 31, 2025
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	9,435,449	99,254	450,229	9,984,932
Transfer to 12-month expected credit losses	17,359	(17,181)	(178)	—
Transfer to lifetime expected credit losses	(24,982)	25,043	(61)	—
Transfer to credit-impaired financial assets	(8,048)	(10,864)	18,912	—
Charge-off	—	—	(32,557)	(32,557)
Disposal	—	—	(1,493)	(1,493)
Net increase (decrease)	850,003	(18,324)	142,106	973,785
Changes due to business combinations	505,221	420	22,464	528,105

Ending balance	10,775,002	78,348	599,422	11,452,772

12. FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

(1)	The fair value hierarchy
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

F-11
0

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

F-11
1

	December 31, 2025
	Level 1 (*)	Level 2 (*)	Level 3	Total
Financial assets:
Financial assets at FVTPL
Deposits	261,470	—	—	261,470
Debt securities	4,635,643	4,840,091	76,347	9,552,081
Equity securities	1,063,788	—	549,631	1,613,419
Capital contributions	—	12,186	3,073,129	3,085,315
Beneficiary certificates	1,118,879	4,112,983	7,127,621	12,359,483
Loans	—	901,831	224,615	1,126,446
Derivative assets	—	5,773,283	920	5,774,203
Other financial assets in foreign currency	—	1,898	83,949	85,847
Others	—	146,475	240,736	387,211

Sub-total	7,079,780	15,788,747	11,376,948	34,245,475

Financial assets at FVTOCI
Debt securities	29,820,964	52,240,432	—	82,061,396
Equity securities	363,401	—	1,064,484	1,427,885
Loans	—	—	10,241	10,241

Sub-total	30,184,365	52,240,432	1,074,725	83,499,522

Derivative assets (designated for hedging)	—	217,180	—	217,180

Total	37,264,145	68,246,359	12,451,673	117,962,177

Financial liabilities:
Financial liabilities at FVTPL
Deposits due to customers	263,251	—	—	263,251
Derivative liabilities	—	5,129,428	236	5,129,664
Securities sold	496,518	—	—	496,518

Sub-total	759,769	5,129,428	236	5,889,433

Financial instruments designated to be measured at FVTPL
Deposits due to customers	—	467,501	—	467,501
Derivative liabilities (designated for hedging)	—	615,361	—	615,361

Total	759,769	6,212,290	236	6,972,295

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

F-11
2

Financial instruments are measured at fair value using a quoted market price in active markets. If there is no active market for a financial instrument, the Group determines the fair value using valuation methods. Valuation methods and input variables for each type of financial instrument are as follows:

1) Valuation methods and input variables for each type of financial instrument classified into level 2 in December 31, 2024 and 2025 are as follows:

	Valuation methods	Input variables
Debt securities	Fair value is measured by discounting the future cash flows of debt securities applying the risk-free market rate with credit spread, Monte-Carlo Simulation, and Hull-White model, etc.	Risk-free market rate, credit spread, risk-free rate, credit spread, matrix method yield to maturity, effective credit grade, company-specific risk spread, weighted average expected maturity of MBS with consideration for prepayment, exchange rate, and stock price

Equity Securities, capital contributions and beneficiary certificates	Fair value is measured by using the net asset value method, DCF, FCFE (Free Cash Flow to Equity Model), Comparable Company Analysis, Dividend Discount Model, Risk-adjusted Rate of Return Method, LSMC (Least-Squares Monte Carlo), and Hull-White model.
Values of underlying assets such as bond, risk-free market rate, market risk premium, corporate beta, discount rate based on credit rating, volatility of stock prices, and volatility of interest rates.

Derivatives	Fair value is measured by models such as option model, DCF model and, Implied Forward Rate calculation method etc.	Discount rate, volatility of underlying assets, exchange rate, OIS, KTB, and CDS rates.

Loans	The future cash flows of debt instruments are measured at a discount by applying the market interest rate applied to entities with similar creditworthiness to the debtor.	Risk-free market rate and credit spread

Deposits due to customers	Fair value is measured by Hull-White model.	Swaption Volume etc.

F-11
3

2) Valuation methods and input variables for each type of financial instrument classified into level 3 in December 31, 2024 and 2025 are as follows:

	Valuation methods	Input variables
Loans	Fair value is measured by using the DCF model (Discounted Cash Flow Model) and risk-adjusted discount rate method (Tsiveriotis-Fernandes), LSMC (Least-Squares Monte Carlo), BDT model, and Hull-White which are generally used in the market considering the price of underlying assets and volatility.	Price of underlying assets, volatility, discount rate, volatility of stock, risk-free market rate, credit spread, interest rate, correlation coefficient

Equity Securities, capital contributions and beneficiary certificates	Fair value is measured using one or more valuation methodologies—such as the Discounted Cash Flow (DCF) model, Free Cash Flow to Equity (FCFE) model, comparable company analysis, dividend discount model, risk-adjusted discount rate method, net asset value method, LSMC, binomial model, market approach, Hull-White model, or recent (most recent) transaction method—selected as appropriate in consideration of the characteristics of the valuation subject.	Risk-free market return, market risk premium, company beta, stock price, underlying asset volatility, fair value of underlying assets, price of the underlying asset, recent transaction price, discount rate based on credit rating, interest rate volatility, real estate sale price volatility, price-to-book ratio (PBR), price-to-sales ratio (PSR), net asset value, paid-in capital increase amount, issuance information by instrument, matrix-based yield to maturity (YTM), company-specific risk spread, perpetual growth rate, liquidation value change rate and interest rate.

Debt securities	Future cash flows of the debt securities are measured by discounting them using a market interest rate applicable to companies with credit ratings similar to that of the issuer	Discount rate, perpetual growth rate, and liquidation value change rate

Derivatives	Fair value is measured by models such as option model.	Correlation coefficient, stock price, volatility of underlying assets etc.

Others	The fair value of the underlying asset, after calculating the fair value using the DCF model, etc., considering the price and volatility of the calculated underlying asset, is calculated using the binomial tree, which is commonly used valuation techniques in the market.	Stock price, volatility of underlying assets etc.

F-11
4

Valuation methods of financial assets and liabilities measured at fair value and classified into Level 3 and significant but unobservable inputs are as follows:

December 31, 2024
	Fair value measurement technique	Type	Significant unobservable inputs	Range	Impact of changes in significant unobservable inputs on fair value measurement
Debt securities	LSMC(Hull-White)		Volatility	28.09%~88.35%	Variation of fair value increases as volatility increases.
Loans	DCF model		Discount rate	4.17%~5.98%	Fair value increases as discount rate decreases.
Derivatives	Option valuation model and others	Equity related	Correlation coefficient	0.29~0.65	Variation of fair value increases as correlation coefficient increases.
			Stock prices, Volatility of underlying asset	25.71%	Variation of fair value increases as volatility and stock price increases.
			Discount rate	3.94%~19.62%	Fair value increases as discount rate decreases.
			Terminal growth rate	0.00%	Fair value increases as terminal growth rate increases.
Equity Securities, capital contributions, and beneficiary certificates	Binomial Tree		Stock prices, Volatility of underlying asset	18.76%~36.37%	Variation of fair value increases as volatility of underlying asset and stock price increases.
	DCF model and others		Discount rate	4.76%~19.84%	Fair value increases as discount rate decreases.
			Terminal growth rate	0.00%~1.00%	Fair value increases as terminal growth rate increases.
			Liquidation value	-1.00%~1.00%	Fair value increases as liquidation value increases.
	LMSC(Hull-White)		Volatility of stock	29.30%	Variation of fair value increases as volatility increases.
			Discount rate	6.45%~15.56%	Fair value increases as discount rate decreases.
Others	Binomial Tree		Stock prices, Volatility of underlying asset	18.36%~36.90%	Variation of fair value increases as volatility of underlying asset and stock price increases.

F-11
5

December 31, 2025
	Fair value measurement technique	Type	Significant unobservable inputs	Range	Impact of changes in significant unobservable inputs on fair value measurement
Debt securities	LSMC(Hull-White)		Volatility	23.45% ~37.48%	Variation of fair value increases as volatility increases.
Loans	DCF model		Discount rate	0.70% ~5.26%	Fair value increases as discount rate decreases.
Derivative assets	Option valuation model and others	Equity related	Stock prices, Volatility of underlying asset	22.55%	Variation of fair value increases as stock price and volatility increases.
			Discount rate	16.88%	Fair value increases as discount rate decreases.
			Liquidation value	0.00%	Fair value increases as terminal growth rate increases.
Equity securities, capital contributions, and Beneficiary certificates	Binomial Tree		Volatility of stock	20.19% ~31.51%	Variation of fair value increases as volatility of stock increases.
			Stock prices, Volatility of underlying asset	14.91% ~34.34%	Variation of fair value increases as stock price and volatility of underlying asset increases.
	DCF model and others		Discount rate	2.77% ~19.05%	Fair value increases as discount rate decreases.
			Terminal growth rate	0.00% ~1.00%	Fair value increases as terminal growth rate increases.
			Liquidation value	-1.00% ~12.41%	Fair value increases as liquidation value increases.
			Int e rest rate	2.38%~3.42%	Fair value increases as interest rate decreases.
	LSMC(Hull-White)		Volatility	0.56%	Variation of fair value increases as volatility increases.
			Discount rate	3.83% ~ 6.10%	Fair value increases as discount rate decreases.
	Market Value Approach		Stock price	27.86% ~31.51%	Variation of fair value increases as stock price volatility increases.
Others	Binomial Tree		Stock prices, Volatility of underlying asset	14.91% ~42.44%	Variation of fair value increases as volatility of underlying asset and stock price increases.
Fair value of financial assets and liabilities classified into Level 3 is measured by the Group using its own valuation methods or using external specialists. Unobservable inputs used in the fair value measurements are produced by the internal system of the Group and the appropriateness of inputs is reviewed regularly.

F-11
6

(3)	Changes in financial assets and liabilities measured at fair value classified into Level 3 are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2023
	Beginning balance	Business combination	Net income (loss) (*1)	Other comprehensive income	Purchases/ issuances	Disposals / settlements	Transfer to or out of Level 3 (*2)	Ending balance
Financial assets:
Financial assets at FVTPL
Debt securities	1,078	—	152	—	4,000	(1,000)	—	4,230
Equity securities	307,851	10,628	10,632	—	62,638	(32,630)	(5,840)	353,279
Capital contributions	1,976,474	10,977	65,437	—	655,921	(249,163)	—	2,459,646
Beneficiary certificates	1,458,776	—	3,534	—	280,435	(36,780)	—	1,705,965
Loans	104,505	—	483	—	577,296	(626,282)	—	56,002
Derivative assets	93,970	—	41,620	—	2,273	(8,725)	—	129,138
Other financial assets in foreign currency	41,679	—	729	—	—	—	—	42,408
Others	144,840	—	9,015	—	32,214	(2,795)	—	183,274

Sub-total	4,129,173	21,605	131,602	—	1,614,777	(957,375)	(5,840)	4,933,942

Financial assets at FVTOCI
Equity securities	557,065	—	—	(6,564)	343	(2,657)	(23)	548,164
Loans	—	—	—	—	139,567	(139,567)	—	—

Sub-total	557,065	—	—	(6,564)	139,910	(142,224)	(23)	548,164

Total	4,686,238	21,605	131,602	(6,564)	1,754,687	(1,099,599)	(5,863)	5,482,106

Financial liabilities:
Financial liabilities at FVTPL
Derivative liabilities	9,449	—	1,994	—	—	(9,449)	—	1,994

Total	9,449	—	1,994	—	—	(9,449)	—	1,994

(*1)
For financial liabilities, positive numbers represent losses that increase balance and negative numbers represent gains that decrease balance. The gain amounting to 171,095 million Won for the year ended December 31, 2023, which is from financial assets and liabilities that the Group holds as at the end of the year.

(*2)	The Group recognizes transfers among levels at the end of reporting period in which events have occurred or conditions have changed.

F-11
7

	For the year ended December 31, 2024
	Beginning balance	Net income (loss) (*1)	Other comprehensive income	Purchases/ issuances	Disposals / settlements	Transfer to or out of Level 3 (*2)	Ending balance
Financial assets:
Financial assets at FVTPL
Debt securities	4,230	727	—	5,000	(2,600)	—	7,357
Equity securities	353,279	(3,909)	—	72,230	(24,648)	1,947	398,899
Capital contributions	2,459,646	89,418	—	565,396	(254,369)	(6,578)	2,853,513
Beneficiary certificates	1,705,965	58,640	—	403,439	(62,632)	(252)	2,105,160
Loans	56,002	754	—	326,516	(348,496)	—	34,776
Derivative assets	129,138	(1,169)	—	327	(127,108)	—	1,188
Other financial assets in foreign currency	42,408	5,937	—	—	—	—	48,345
Others	183,274	13,336	—	58,813	(17,157)	—	238,266

Sub-total	4,933,942	163,734	—	1,431,721	(837,010)	(4,883)	5,687,504

Financial assets at FVTOCI
Equity securities	548,164	—	10,920	2,841	(5,954)	3,463	559,434
Loans	—	—	—	202,916	(202,916)	—	—

Sub-total	548,164	—	10,920	205,757	(208,870)	3,463	559,434

Total	5,482,106	163,734	10,920	1,637,478	(1,045,880)	(1,420)	6,246,938

Financial liabilities:
Financial liabilities at FVTPL
Derivative liabilities	1,994	1,115	—	—	(1,707)	—	1,402

Total	1,994	1,115	—	—	(1,707)	—	1,402

(*1)
For financial liabilities, positive numbers represent losses that increase balance and negative numbers represent gains that decrease balance. The gain amount
s
to 204,822 million Won for the year ended December 31, 2024, which is from financial assets and liabilities that the Group holds as at the end of the year.

(*2)	The Group recognizes transfers among levels at the end of reporting period in which events have occurred or conditions have changed.

F-11
8

	For the year ended December 31, 2025
	Beginning balance	Business combination	Net income (loss) (*1)	Other comprehensive income	Purchases/ issuances	Disposals / settlements	Transfer to or out of Level 3 (*2)	Ending balance
Financial assets:
Financial assets at FVTPL
Debt securities	7,357	—	19,786	—	56,562	(7,358)	—	76,347
Equity securities	398,899	98,457	11,895	—	78,615	(21,274)	(16,961)	549,631
Capital contributions	2,853,513	55,160	45,937	—	467,100	(344,275)	(4,306)	3,073,129
Beneficiary certificates	2,105,160	4,844,951	50,083	—	204,980	(77,553)	—	7,127,621
Loans	34,776	205,627	2,869	—	10,302	(28,959)	—	224,615
Derivative assets	1,188	—	(1,473)	—	1,349	(144)	—	920
Other financial assets in foreign currency	48,345	—	(117)	—	35,721	—	—	83,949
Others	238,266	—	9,603	—	12,095	(19,229)	—	240,735

Sub-total	5,687,504	5,204,195	138,583	—	866,724	(498,792)	(21,267)	11,376,947

Financial assets at FVTOCI
Equity securities	559,434	421,450	—	86,683	3,038	(905)	(5,216)	1,064,484
Loans	—	—	—	3	348,428	(338,190)	—	10,241

Sub-total	559,434	421,450	—	86,686	351,466	(339,095)	(5,216)	1,074,725

Total	6,246,938	5,625,645	138,583	86,686	1,218,190	(837,887)	(26,483)	12,451,672

Financial liabilities:
Financial liabilities at FVTPL
Derivative liabilities	1,402	—	—	—	236	(1,402)	—	236

Total	1,402	—	—	—	236	(1,402)	—	236

(*1)
For financial liabilities, positive numbers represent losses that increase balance and negative numbers represent gains that decrease balance. The gain amount
s
to 70,463 million Won for the year ended December 31, 2025, which is from financial assets and liabilities that the Group holds as at the end of the year.

(*2)	The Group recognizes transfers among levels at the end of reporting period in which events have occurred or conditions have changed.
(4) Sensitivity analysis results on reasonable fluctuation of the significant unobservable input variables for the fair value of Level 3 financial instruments are as follows.
The sensitivity analysis of the financial instruments has been performed by classifying with favorable and unfavorable changes based on how changes in unobservable assumptions would have effects on the fluctuations of financial instruments’ value. When the fair value of a financial instrument is affected by more than one unobservable assumption, the table below reflects the most favorable or the most unfavorable changes which resulted from varying the assumptions individually. The sensitivity analysis was performed for two types of level 3 financial instruments: (1) interest rate-related derivatives, currency-related derivatives, equity related derivatives, beneficiary certificates and loans of which fair value changes are recognized as net income; (2) equity securities of which fair value changes are recognized as other comprehensive income.
Meanwhile, among the financial instruments that are classified as Level 3 amounting to 6,248,340 million Won and 12,451,909 million Won as of December 31, 2024 and 2025 respectively, equity instruments of 5,655,401 million Won and 6,234,075 million Won whose carrying amount is
considered to represent the reasonable approximation of fair value are excluded from the sensitivity analysis.

F-1
19

The sensitivity on fluctuation of input variables by financial instruments as of December 31, 2023, 2024 and 2025 is as follows (Unit: Korean Won in millions):

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

F-1
2
0

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

(*1)
Fair value changes of equity-related derivatives assets and liabilities are calculated by increasing or decreasing correlation or volatility, which are major unobservable variables, by 10% each, respectively.

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
or liquidation value
(-1%p~1%p),
which are major unobservable variables.

(*6)
Even if the sensitivity analysis of the capital contributions and beneficiary certificates among equity securities is not possible in practice, fair value changes of beneficiary certificates and other securities whose major unobservable variables are composed of real estate are calculated by increasing or decreasing price fluctuation rate of real estate which are underlying assets and discount rate by 1%p.

(*7)	Fair value changes of equity securities are calculated by increasing or decreasing correlation between growth rate and discount rate, which are unobservable variables.

F-1
2
1

	December 31, 2025
	Net income (loss)		Other comprehensive income (loss)
	Favorable	Unfavorable	Favorable	Unfavorable
Financial assets:
Financial assets at FVTPL
Derivative assets (*1)(*4)	19	(19)	—	—
Loans (*2)	258	(265)	—	—
Debt securities (*3)	1,343	(1,360)	—	—
Equity securities (*2)(*4)(*5)	23,858	(17,454)	—	—
Beneficiary certificates (*5)(*6)	55,124	(52,986)	—	—
Others (*4)	2,731	(2,458)	—	—
Financial assets at FVTOCI
Equity securities (*5)	—	—	50,556	(44,137)

Total	83,333	(74,542)	50,556	(44,137)

(*1)
Fair value changes of equity related derivatives assets and liabilities are calculated by increasing or decreasing liquidation value or discount rate, which are major unobservable variables, by 1% each, respectively.

(*2)
Fair value changes of equity securities are calculated by increasing or decreasing the correlation between the key unobservable inputs—growth rate (0–1%) and discount rate, or liquidation value (–1–1%) and discount rate.

(*3)	Fair value changes of equity securities are calculated by increasing or decreasing stock price volatility, which is major unobservable variables, by 10%.

(*4)	Fair value changes of equity securities are calculated by increasing or decreasing stock price (-10%p~10%p) and volatility (-10%p~10%p), which are major unobservable variables.
(*5)
Fair value changes of equity securities are calculated by increasing or decreasing discount rate (-1%p~1%p) and growth rate (-1%p~1%p) and or liquidation value (-1%p~1%p), which are major unobservable variables.

(*6)
Even if the sensitivity analysis of the capital contributions and beneficiary certificates is not possible in practice, fair value changes of beneficiary certificates and other securities whose major unobservable variables are composed of the real estate are calculated by increasing or decreasing liquidation value of real estate which is underlying assets and discount rate by 1%.

(5) Fair value and carrying amount of financial assets and liabilities that are recorded at amortized cost are as follows (Unit: Korean Won in millions):

	December 31, 2024
	Fair value				Carrying amount
	Level 1	Level 2	Level 3	Total
Financial assets:
Securities at amortized cost	3,242,384	15,894,576	9,991	19,146,951	19,203,177
Loans and other financial assets at amortized cost	—	7,149,151	393,995,021	401,144,172	398,471,816
Financial liabilities:
Deposits due to customers	—	367,128,451	—	367,128,451	366,821,156
Borrowings	—	29,622,705	432,561	30,055,266	30,117,031
Debentures	—	48,273,103	—	48,273,103	48,207,103
Other financial liabilities (*)	—	30,201,229	809,007	31,010,236	31,786,960

(*)	Lease liabilities are excluded as of December 31, 2024.

F-12
2

	December 31, 2025
	Fair value				Carrying amount
	Level 1	Level 2	Level 3	Total
Financial assets:
Securities at amortized cost	6,900,333	11,750,572	—	18,650,905	18,707,459
Loans and other financial assets at amortized cost	—	9,214,407	405,939,832	415,154,239	412,495,783
Financial liabilities:
Deposits due to customers	—	376,725,914	—	376,725,914	376,580,845
Borrowings	—	33,953,026	184,609	34,137,635	34,183,267
Debentures	—	54,302,059	1,256,084	55,558,143	55,583,392
Investment contract liabilities	—	—	3,433,611	3,433,611	3,433,611
Other financial liabilities (*)	—	36,473,258	932,195	37,405,453	37,576,486

(*)	Lease liabilities are excluded as of December 31, 2025.
The fair values of financial instruments are measured using quoted market price in active markets. In case there is no active market for financial instruments, the Group determines fair value by using valuation methods. Valuation methods and input variables for financial assets and liabilities that are measured at amortized cost are given as follows:

	Valuation methods	Input variables
Securities at amortized cost	The fair value is measured by discounting the projected cash flows of debt securities by applying risk-free market rate with credit spread.	Risk-free market rate and credit spread
Loans and other financial assets at amortized cost	The fair value is measured by discounting the projected cash flows of loan products by applying the market discount rate that has been applied to a proxy company that has similar credit rating to the debtor.	Risk-free market rate, credit spread and prepayment rate
Deposits due to customers, borrowings, debentures and other financial liabilities	The fair value is measured by discounting the projected cash flow of debt products by applying the market discount rate that is reflecting credit rating of the Group or the market discount rate used for similar in products.	Risk-free market rate, credit spread and forward rate
Investment contract liabilities	Since it is difficult to derive reliable expected cash flows, the book value of the reserves calculated in accordance with the Insurance Business Act and the Insurance Supervisory Regulations was used as a proxy for fair value.	-

F-12
3

(6) Deferred day 1 profits or losses
Changes in deferred day 1 profits or losses are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2023	2024	2025
Beginning balance	17,964	7,848	28
Amounts recognized in losses	(10,116)	(7,820)	(28)

Ending balance	7,848	28	—

In case some variables to measure fair values of financial instruments are not observable in the market, valuation techniques are utilized to evaluate such financial instruments. Those financial instruments are recorded as the transaction price at the time of acquisition, even though there are difference noted between the transaction price and the fair value. The table above presents the difference yet to be realized as profit or losses as of December 31, 2024 and 2025.
(7) Financial instruments by category
Carrying amounts of financial assets and liabilities by each category are as follows (Unit: Korean Won in millions):

	December 31, 2024
Financial assets	Financial asset at FVTPL	Financial assets at FVTOCI	Financial assets at amortized cost	Derivatives assets (designated for hedging)	Total
Deposits	73,951	—	2,630,604	—	2,704,555
Securities	14,879,996	43,797,745	19,203,177	—	77,880,918
Loans	104,177	—	386,069,294	—	386,173,471
Derivative assets	10,094,532	—	—	175,191	10,269,723
Other financial assets	50,016	—	9,771,918	—	9,821,934

Total	25,202,672	43,797,745	417,674,993	175,191	486,850,601

	December 31, 2024
Financial liabilities	Financial liabilities at FVTPL	Financial liabilities designated to be measured at FVTPL	Financial liabilities at amortized cost	Derivatives liabilities (designated for hedging)	Total
Deposits due to customers	74,205	547,816	366,821,156	—	367,443,177
Borrowings	182,478	—	30,117,031	—	30,299,509
Debentures	—	—	48,207,103	—	48,207,103
Derivative liabilities	9,092,098	—	—	102,815	9,194,913
Other financial liabilities (*)	—	—	31,786,960	—	31,786,960

Total	9,348,781	547,816	476,932,250	102,815	486,931,662

F-12
4

(*)	Lease liabilities are excluded as of December 31, 2024.

	December 31, 2025
Financial assets	Financial asset at FVTPL	Financial assets at FVTOCI	Financial assets at amortized cost	Derivatives assets (designated for hedging)	Total
Deposits	261,470	—	2,674,644	—	2,936,114
Securities	26,997,640	83,489,281	18,707,459	—	129,194,380
Loans	1,126,446	10,241	398,706,030	—	399,842,717
Derivative assets	5,774,203	—	—	217,180	5,991,383
Other financial assets	85,716	—	11,115,109	—	11,200,825

Total	34,245,475	83,499,522	431,203,242	217,180	549,165,419

	December 31, 2025
Financial liabilities	Financial liabilities at FVTPL	Financial liabilities designated to be measured at FVTPL	Financial liabilities at amortized cost	Derivatives liabilities (designated for hedging)	Total
Deposits due to customers	263,251	467,501	376,580,845	—	377,311,597
Borrowings	496,518	—	34,183,267	—	34,679,785
Debentures	—	—	55,583,392	—	55,583,392
Investment contract liabilities	—	—	3,433,611	—	3,433,611
Derivative liabilities	5,129,664	—	—	615,361	5,745,025
Other financial liabilities (*)	—	—	37,576,486	—	37,576,486

Total	5,889,433	467,501	507,357,601	615,361	514,329,896

(*)	Lease liabilities are excluded as of December 31, 2025.
(8) Income or expense from financial instruments by category
Income or expense from financial assets and liabilities by each category during the years ended December 31, 2023, 2024 and 2025 are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2023
	Interest Income (expense)	Fees and Commissions Income (expense)	Reversal (provision) of credit loss	Gain or loss on transactions and valuation	Dividends, etc.	Total
Financial assets at FVTPL	192,094	514	—	488,486	222,357	903,451
Financial assets at FVTOCI	999,407	1,621	(16,542)	(37,641)	17,936	964,781
Securities at amortized cost	782,513	—	(5,549)	—	—	776,964
Loans and other financial assets at amortized cost	18,667,540	578,387	(1,839,987)	203,942	—	17,609,882
Financial liabilities at amortized cost	(11,887,127)	1,247	—	—	—	(11,885,880)
Net derivatives (designated for hedging)	—	—	—	15,678	—	15,678

Total	8,754,427	581,769	(1,862,078)	670,465	240,293	8,384,876

F-12
5

	For the year ended December 31, 2024
	Interest income (expense)	Fees and commissions income (expense)	Reversal (provision) of credit loss	Gain or loss on transactions and valuation	Dividends, etc.	Total
Financial instruments at FVTPL	236,793	1,174	—	1,512,430	291,123	2,041,520
Financial instruments designated to be measured at FVTPL (*)	—	—	—	(19,647)	—	(19,647)
Financial assets at FVTOCI	1,281,642	951	(8,868)	96,620	19,198	1,389,543
Securities at amortized cost	643,056	—	3,287	—	—	646,343
Loans and other financial assets at amortized cost	19,851,850	566,911	(1,715,074)	286,885	—	18,990,572
Financial liabilities at amortized cost	(13,108,310)	56	—	—	—	(13,108,254)
Net derivatives (designated for hedging)	—	—	—	128,646	—	128,646

Total	8,905,031	569,092	(1,720,655)	2,004,934	310,321	10,068,723

(*)	The amounts recognized in other comprehensive income related to financial liabilities designated to be measured at FVTPL are 1,831 million Won during the year ended December 31, 2024.

	For the year ended December 31, 2025
	Interest Income (expense)	Fees and Commissions Income (expense)	Reversal (provision) of credit loss	Gain or loss on transactions and valuation	Dividends, etc.	Total
Financial assets at FVTPL	303,458	(480)	—	723,045	455,021	1,481,044
Financial instruments designated to be	—	—	—	2,894	—	2,894
Financial assets at FVTOCI	1,866,114	280	(10,190)	130,620	29,444	2,016,268
Securities at amortized cost	539,933	—	(330)	—	—	539,603
Loans and other financial assets at amortized cost	18,470,052	44,386	(2,087,384)	107,667	—	16,534,721
Financial liabilities at amortized cost	(11,382,195)	1	—	—	—	(11,382,194)
Net derivatives (designated for hedging)	—	—	—	(449,507)	—	(449,507)

Total	9,797,362	44,187	(2,097,904)	514,719	484,465	8,742,829

(*)	The amounts recognized in other comprehensive loss related to financial liabilities designated to be measured at FVTPL are 74 million Won during the year ended December 31, 2025.

13.	DERECOGNITION AND OFFSET OF FINANCIAL INSTRUMENTS
(1) Derecognition of financial instruments
Transferred financial assets that do not meet the condition of derecognition in their entirety.

F-12
6

1) Bonds sold under repurchase agreements
The financial instruments that were disposed but the Group agreed to repurchase at the fixed amounts at the same time, so that they did not meet the conditions of derecognition, are as follows (Unit: Korean Won in millions):

		December 31, 2024	December 31, 2025
Assets transferred	Financial assets at FVTPL	1,271,304	1,935,048
	Financial assets at FVTOCI	248,394	5,053,180
	Securities at amortized cost	41,442	12,145

	Total	1,561,140	7,000,373

Related liabilities	Bonds sold under repurchase agreements	1,530,767	6,678,468

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

		December 31, 2024	December 31, 2025	Loaned to
Financial assets at FVTPL	Korean treasury and government bonds, etc.	12,361	—	The Korea Securities Finance Corporation
Financial assets at FVTOCI	Korean treasury and government bonds, etc.	—	5,573,299	Korea Securities Depository and others
Financial assets at FVTOCI	Foreign currency debt securities	—	101,439	Nomura Financial Investment (Korea) Co., Ltd
3) Liquidity of financial assets
As of December 31, 2024 and 2025, the consolidated structured companies issued asset-backed securities with loans and corporate bonds held by the Group as liquid assets, and the Group bear related risks through the purchase agreements or credit contributions. The transaction details of the transfer of the financial instrument are as follows:

		December 31, 2024	December 31, 2025
		Carrying amount (*)	Carrying amount (*)
Assets transferred	Loans at amortized cost	5,205,022	4,194,597
Related liabilities	Asset-backed borrowings	2,153,730	2,187,733
	Asset-backed bonds	1,830,672	1,212,423

(*)	The carrying amount is the amount before the allowance for bad debts.
On the other hand, the details of transferred financial assets that have not been removed, such as bonds sold under the repurchase agreement and loan securities, are also described in Note 19. The Group does not have financial instruments that are continuously involved.
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

F-12
7

The Group possesses the derivative assets, derivative liabilities, receivable spot exchange and payable spot exchange that do not satisfy the offsetting criteria of IAS 32 but provide the Group under the circumstances of the trading party’s default, insolvency or bankruptcy, with the right of offsetting. Items such as cash collateral cannot satisfy the offsetting criteria of IAS 32, but in accordance with the collateral arrangements and under the circumstances of the trading party’s default, insolvency or bankruptcy, the net amount of derivative assets and derivative liabilities, receivable spot exchange and payable spot exchange can be offset.
The Group has entered into a sale and repurchase agreement and accounted it as a collateralized borrowing. The Group has also entered into a purchase and resale agreement and accounted it as a secured loan. The Group under the repurchase agreements has an offsetting right only upon the counterparty’s default, insolvency or bankruptcy; thus, the repurchase agreements are applied by the TBMA/ISMA Global Master Repurchase Agreement, which does not satisfy the offsetting criteria of IAS 32. The Group disclosed bonds sold under repurchase agreements as borrowings and bonds purchased under resale agreements as loan at amortized cost and other financial assets. In securities lending transactions, offsetting agreements are similarly executed through analogous arrangements, and the amounts of borrowed securities presented in the consolidated financial statements as of December 31, 2024 and 2025, are 182,478 million Won and 426,221 million Won, respectively. These amounts may be offset against bonds provided as collateral.
As of December 31, 2024 and 2025, the financial instruments to be offset and may be covered by master netting agreements and similar agreements are as follows (Unit: Korean Won in millions):

	December 31, 2024
	Gross amounts of recognized financial assets	Gross amounts of recognized financial assets setoff	Net amounts of consolidated financial assets presented	Related amounts not setoff in the consolidated statement of financial position		Net amounts
				Netting agreements and others	Cash collateral received and others
Financial assets:
Derivative assets (*1)	10,333,766	—	10,333,766	12,149,475	235,654	3,533,764
Receivable spot exchange (*2)	5,585,127	—	5,585,127
Bonds purchased under resale agreements (*2)	10,098,618	—	10,098,618	10,098,618	—	—
Uncollected domestic exchange settlement debits (*2)(*5)	33,375,126	32,933,133	441,993	—	—	441,993

Total	59,392,637	32,933,133	26,459,504	22,248,093	235,654	3,975,757

Financial liabilities:
Derivative liabilities (*1)	9,256,251	—	9,256,251	11,899,555	533,052	2,408,916
Payable spot exchange (*3)	5,585,272	—	5,585,272
Bonds sold under repurchase agreements (*4)	1,530,767	—	1,530,767	1,530,767	—	—
Unpaid domestic exchange settlement credits (*3)(*5)	40,525,606	32,933,133	7,592,473	7,590,328	—	2,145

Total	56,897,896	32,933,133	23,964,763	21,020,650	533,052	2,411,061

(*1)	The items include derivative assets and liabilities held for trading and designated for hedging.
(*2)	The items are included in loan at amortized cost and other financial assets.
(*3)	The items are included in other financial liabilities.
(*4)	The items are included in borrowings.
(*5)	Certain financial assets and liabilities are presented as net amounts.

F-12
8

	December 31, 2025
	Gross amounts of recognized financial assets	Gross amounts of recognized financial assets setoff	Net amounts of consolidated financial assets presented	Related amounts not setoff in the consolidated statement of financial position		Net amounts
				Netting agreements and others	Cash collateral received and others
Financial assets:
Derivative assets (*1)	6,145,354	—	6,145,354	10,260,476	67,406	2,128,320
Receivable spot exchange (*2)	6,310,848	—	6,310,848
Bonds purchased under resale agreements (*2)	13,886,494	—	13,886,494	13,886,494	—	—
Uncollected domestic exchange settlement debits (*2) (*5)	37,879,669	37,606,420	273,249	—	—	273,249
Receivables (*6)	12,938	12,938	—	—	—	—

Total	64,235,303	37,619,358	26,615,945	24,146,970	67,406	2,401,569

Financial liabilities:
Derivative liabilities (*1)	5,806,793	—	5,806,793	10,169,723	406,310	1,545,214
Payable spot exchange (*3)	6,314,454	—	6,314,454
Bonds sold under repurchase agreements (*4)	6,678,468	—	6,678,468	6,678,468	—	—
Unpaid domestic exchange settlement credits (*3) (*5)	49,356,200	37,606,420	11,749,780	—	—	11,749,780
Securities sold (*7)	426,221	—	426,221	426,221	—	—
Accounts payable (*6)	60,443	12,938	47,505	—	—	47,505

Total	68,642,579	37,619,358	31,023,221	17,274,412	406,310	13,342,499

(*1)	The items include derivative assets and liabilities held for trading and designated for hedging.
(*2)	The items are included in loan at amortized cost and other financial assets.
(*3)	The items are included in other financial liabilities.
(*4)	The items are included in borrowings.
(*5)	Certain financial assets and liabilities are presented as net amounts.
(*6)
Although receivables and payables arising from transactions with exchanges, customers, and other financial institutions were initially recognized on a gross basis, receivables and payables related to exchanges and CCP (Central Counterparty) that arise from transactions involving the same type of instruments meet the offsetting criteria under IFRS. Accordingly, such receivables and payables are offset and presented on a net basis in the statement of financial position.

(*7)	The items are included in financial liabilities at FVTPL

F-1
29

14.	INVESTMENTS IN JOINT VENTURES AND ASSOCIATES

(1)	Investments in associates accounted for using the equity method of accounting are as follows:

Joint ventures and associates	Main business	December 31, 2025	December 31, 2024	Location	Financial statements as of
Woori Bank
W Service Networks Co., Ltd .(*1 )(*4)	Freight & staffing services	4.9	4.9	Korea	2025-11-30
Korea Credit Bureau Co., Ltd. (*2)	Credit information	9.9	9.9	Korea	2025-12-31
Korea Finance Security Co., Ltd. (*2)(*4)	Security service	15.0	15.0	Korea	2025-11-30
Wongwang Co., Ltd. (*3)	Wholesale and real estate	29.0	29.0	Korea	—
Sejin Construction Co., Ltd. (*3)	Construction	29.6	29.6	Korea	—
ARES-TECH Co., Ltd. (*3)	Electronic component manufacturing	23.4	23.4	Korea	—
Beomgyo.,Ltd. (*3)	Telecommunication equipment retail sales	23.1	23.1	Korea	—
NK Eng Co., Ltd. (*7)	Manufacturing	—	23.1	Korea	—
K BANK Co., Ltd. (*2)(*4)	Finance	12.0	12.0	Korea	2025-11-30
Partner One Value Up I Private Equity Fund	Other financial services	23.3	23.3	Korea	2025-12-31
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership (*3)	Other financial services	20.0	20.0	Korea	2025-12-31
Crevisse Raim Impact 1st Startup Venture Specialist Private Equity Fund	Other financial services	25.0	25.0	Korea	2025-12-31
LOTTE CARD Co., Ltd. (*4)	Credit card and installment financing	20.0	20.0	Korea	2025-09-30
Union Technology Finance Investment Association	Other financial services	29.7	29.7	Korea	2025-12-31
Orient Shipyard Co., Ltd. (*3)(*4)	Manufacture of sections for ships	22.7	22.7	Korea	2025-09-30
Win Mortgage Co.,Ltd. (*1)(*4)	Other financial services	4.5	4.5	Korea	2025-09-30
Samsung Together Korea IPPF private securities investment trust 3 [Equity-FoFs]	Other financial services	100.0	100.0	Korea	2025-12-31
BTS 2nd Private Equity Fund	Other financial services	20.0	20.0	Korea	2025-12-31
STASSETS FUND III	Other financial services	28.3	28.3	Korea	2025-12-31
SF CREDIT PARTNERS, LLC (*2)	Other financial services	10.0	10.0	United States	2025-12-31
Dongwoo C & C Co., Ltd. (*3)	Construction	23.2	23.2	Korea	—
G2 Collection Co., Ltd. (*3)	Wholesale and retail sales	28.9	28.9	Korea	—
Woori Bank (*5)
Japanese Hotel Real Estate Private Equity Fund No.2	Other financial services	19.9	19.9	Korea	2025-12-31
Woori Seoul Beltway Private Special Asset Fund No.1	Trust and collective investment	25.0	25.0	Korea	2025-12-31
Woori Smart General Private Equity Investment Trust 1(bond)	Collective investment business	28.6	28.6	Korea	2025-12-31
Woori Asset Global Partnership Fund No. 5	Collective investment business	57.7	57.7	Korea	2025-12-31
Woori General Private Securities Investment Trust No. 5 (bond)	Collective investment business	28.6	28.6	Korea	2025-12-31
Woori Big Satisfaction General Private Securities Investment Trust No. 3 (bond)	Collective investment business	8.7	9.1	Korea	2025-12-31
Woori General Private Securities Investment Trust No. 6 (bond)	Collective investment business	28.6	28.6	Korea	2025-12-31
Woori General Private Securities Investment Trust No. 7 (bond) (*7)	Collective investment business	—	28.6	Korea	—

F-1
3
0

Joint ventures and associates	Main business	December 31, 2025	December 31, 2024	Location	Financial statements as of
Woori General Private Securities Investment Trust No. 8 (bond) (*11)	Collective investment business	28.6	—	Korea	2025-12-31
Woori Smart General Private Equity Investment Trust No.1(bond)	Collective investment business	28.4	28.4	Korea	2025-12-31
Woori Future Energy Private Special Asset Investment Trust(General) No.1	Collective investment business	16.0	16.0	Korea	2025-12-31
Woori Financial Capital Co., Ltd.
WOORI TAERIM 1st Fund	Other financial services	25.6	25.6	Korea	2025-12-31
Portone-Cape Fund No.1 (*7)	Other financial services	—	20.0	Korea	—
Darwin Green Packaging Private Equity Fund	Other financial services	20.4	20.4	Korea	2025-12-31
Koreawide partners 2nd Private Equity Fund	Other financial services	26.7	26.7	Korea	2025-12-31
Woori Investment Securities Co., Ltd.
Lux-Mason Innovation Technology Fund#2 (*11)	Other financial services	23.1	—	Korea	2025-12-31
AIP NMC Venture Fund No.1 (*11)	Other financial services	26.8	—	Korea	2025-12-31
Woori Investment Securities Co., Ltd. (*5)
Woori FirstValue Private Real Estate Fund No.2	Real estate business	12.0	12.0	Korea	2025-12-31
Tongyang Life Insurance Co., Ltd. (*5)
Woori Global Secondary Private Placement Investment Trust No. 2 (*11)	Collective investment business	12.0	—	Korea	2025-12-31
Woori Big Satisfaction Corporation MMF No. 1 (Government Bond) (*11)	Collective investment business	0.7	—	Korea	2025-12-31
ABL Life Insurance Co., Ltd. (*5)
Woori GS West Street Strategic Solutions General Type Private Special Asset Investment Trust No.1 (*11)	Collective investment business	25.0	—	Korea	2025-12-31
Woori PGIF4 General Type Private Special Asset Investment Trust No.1 (*11)	Collective investment business	20.0	—	Korea	2025-12-31
Woori Asset Management Co. Ltd.
Woori Together TDF 2050 (*7)(*11)	Collective investment business	—	—	Korea	—
Woori Together TDF 2045 (*7)(*11)	Collective investment business	—	—	Korea	—
Woori USD Treasury Target Return Bond FoF (*7)	Collective investment business	—	23.9	Korea	—
Woori Private Equity Asset Management Co., Ltd.
Australia Green Energy 1st PEF (*10)	Other financial services	4.0	4.0	Korea	2025-12-31
Aarden Woori Apparel 1st Private Equity Fund (*10)	Other financial services	0.5	0.5	Korea	2025-12-31
Woori Dyno 1st Private Equity Fund (*10)	Other financial services	19.6	19.6	Korea	2025-12-31
NH Woori Dino Co-Investment NO.2 Private Equity Fund (*10)	Other financial services	4.8	5.1	Korea	2025-12-31
Woori Financial F&I Co., Ltd.
KCLAVIS NPL Investment Trust NO 1-2	Collective investment business	35.9	35.9	Korea	2025-12-31
Capstone Special Restructuring Private Investment Trust No.4 (*11)	Collective investment business	46.2	—	Korea	2025-12-31
Woori Venture Partners Co., Ltd.
KTB-KORUS FUND (*8)	Asset Management	37.5	37.5	Korea	2025-12-31
KTBN Venture Fund No.8 (*8)(*9)	Asset Management	21.7	21.7	Korea	2025-12-31
KTBN Digital Contents Korea Fund No.9 (*8)(*9)	Asset Management	30.0	30.0	Korea	2025-12-31

F-1
3
1

Joint ventures and associates	Main business	December 31, 2025	December 31, 2024	Location	Financial statements as of
KTBN Media Contents Fund (*8)(*9)(*10)	Asset Management	15.0	15.0	Korea	2025-12-31
KTB China Synergy Fund (*8)(*9)(*10)	Asset Management	15.1	15.1	Korea	2025-12-31
NAVER-KTB Audio Contents Fund (*7)(*10)	Asset Management	—	1.0	Korea	—
KTBN Venture Fund No.13 (*8)(*9)(*10)	Asset Management	19.6	19.6	Korea	2025-12-31
KTBN Future Contents Fund (*9)(*10)	Asset Management	13.3	13.3	Korea	2025-12-31
KTBN Venture Fund No.16 (*10)	Asset Management	10.3	10.3	Korea	2025-12-31
KTBN Venture Fund No.18 (*10)	Asset Management	10.1	10.1	Korea	2025-12-31
KB-KTB Technology Venture Fund (*10)	Asset Management	18.2	18.2	Korea	2025-12-31
Woori 2022 Scaleup Venture Fund	Asset Management	20.0	20.0	Korea	2025-12-31
Woori 2022 Start-up Venture Fund	Asset Management	30.1	30.1	Korea	2025-12-31
Woori 2025 Secondary Fund (*11)	Asset Management	20.0	—	Korea	2025-12-31
4KTBN GI Private Equity Fund (*7)	Asset Management	—	5.0	Korea	—
Chirochem	Medical material Manufacturing	28.6	28.6	Korea	2025-12-31
Japanese Hotel Real Estate Private Equity Fund 1
Godo Kaisha Oceanos 1 (*4)(*8)	Other financial services	47.8	47.8	Japan	2025-10-31
Woori ESG Infrastructure Development General Type Private Investment Trust No.1
Ulsan Yeocheon Development Co., Ltd. (*11)	Sewage and wastewater management	50.0	—	Korea	2025-12-31
Woori bank and Woori card Co., Ltd. (*5)
SJCO Co., Ltd. (*3)	Aggregate transportation and wholesale	29.8	29.8	Korea	—
KG Fashion Co., Ltd. (*3)(*4)	Manufacturing	20.8	20.8	Korea	2025-11-30
Kyesan Engineering Co., Ltd. (*3)	Construction	23.3	23.3	Korea	—
Good Software Lap Co., Ltd. (*3)	Service	29.4	29.4	Korea	—
DAEA SNC Co., Ltd. (*3)	Wholesale and retail sales	25.5	25.5	Korea	—
PREXCO Co., Ltd. (*3)	Manufacturing	28.1	28.1	Korea	—
JiWon Plating Co., Ltd. (*3)	Plating	20.8	20.8	Korea	—
Youngdong Sea Food Co., Ltd. (*3)	Processed sea food manufacturing	24.5	24.5	Korea	—
KUM HWA Co., Ltd. (*3)	Telecommunication equipment retail sales	20.1	20.1	Korea	2025-12-31
Jinmyung Plus Co., Ltd. (*3)(*4)	Manufacturing	21.3	21.3	Korea	2025-09-30
Rea Company (*3)	Manufacturing	26.1	26.1	Korea	—
ARAM CMC Co.,Ltd. (*3)	Manufacturing	20.1	20.1	Korea	—
MARKET&FARM CO.,LTD. (*3)	Wholesale and commodity brokerage	23.7	23.7	Korea	2025-12-31
SAMJI TEXTILE CO.,LTD. (*3)	Wholesale and commodity brokerage	29.8	29.8	Korea	—
TH International Co., LTD (*3)(*11)	Cosmetics wholesale and general travel services	21.5	—	Korea	—
Woori bank and Woori Financial Capital Co., Ltd . (*5)
JC Assurance No.2 Private Equity Fund (*8)	Other financial services	23.4	23.4	Korea	2025-12-31
HMS-Oriens 1st Fund (*7)	Other financial services	—	22.8	Korea	—
Woori Senior Loan Private Placement Investment Trust No.1 (*7)	Collective investment business	—	21.7	Korea	—
Genesis Eco No.1 Private Equity Fund	Other financial services	29.0	29.0	Korea	2025-12-31
Paratus Woori Material Component Equipment joint venture company	Other financial services	29.9	29.9	Korea	2025-12-31
Midas No. 8 Private Equity Joint Venture Company	Other financial services	28.5	28.5	Korea	2025-12-31

F-13
2

Joint ventures and associates	Main business	December 31, 2025	December 31, 2024	Location	Financial statements as of
Orchestra Private Equity Fund IV	Other financial services	28.2	28.2	Korea	2025-12-31
Synaptic Green No.1 PEF	Other financial services	21.1	21.1	Korea	2025-12-31
IGEN2022No. 1 Private Equity Fund	Other financial services	24.8	24.8	Korea	2025-12-31
PCC-Woori LP Secondary Fund	Other financial services	38.8	38.9	Korea	2025-12-31
Synaptic Future Growth Private Equity Fund 1	Other financial investment	23.8	23.8	Korea	2025-12-31
Woori bank and Tongyang Life Insurance Co., Ltd. (*5)
VOGO Fund (*3) (*11)	Other financial investment	24.0	—	Korea	—
Woori Productive Financing Education Infrastructure General Private Special Asset Investment Trust No.1 (*11)	Collective investment business	14.6	—	Korea	2025-12-31
Woori Investment Securities Co., Ltd. and Woori Financial Capital Co., Ltd. (*5)
Healthcare Investmetnt Fund (*11)	Other financial investment	28.8	—	Korea	2025-12-31
Woori Asset Management Co., Ltd. and Tongyang Life Insurance Co., Ltd. (*5)
Woorinara Short-Term Bond Securities Investment Trust (Bond) (*11)	Collective investment business	6.8	—	Korea	2025-12-31
ABL Life Insurance Co., Ltd. and Woori Asset Management Co., Ltd. (*5)
Woori Together TDF 2025	Collective investment business	17.2	24.7	Korea	2025-12-31
Woori Together TDF 2030	Collective investment business	17.3	22.2	Korea	2025-12-31
Woori Together TDF 2035	Collective investment business	4.3	22.5	Korea	2025-12-31
Woori Together TDF 2040 (*11)	Collective investment business	20.4	—	Korea	2025-12-31
Woori Investment Securities Co., Ltd. and Woori Asset Management Co., Ltd. (*5)
Woori Oncorp Corporate support of Major Industry General Type Private Investment Trust 2	Collective investment business	4.4	2.3	Korea	2025-12-31
Woori Bank and Woori Private Equity Asset Management Co., Ltd. (*5)
Woori-Q Corporate Restructuring Private Equity Fund (*6)	Trust and collective investment	34.3	34.6	Korea	2025-12-31
Woori Eugene Energy Link Private Equity Fund (*11)	Other financial services	7.9	—	Korea	2025-12-31
Woori NH Co-Growth Private Equity FundI (*11)	Other financial services	20.0	—	Korea	2025-12-31
Woori Bank, ABL Life Insurance Co., Ltd. and Woori Private Equity Asset Management Co., Ltd. (*5)
Woori IMM Green Net Zero Fund (*11)	Other financial services	23.6	—	Korea	2025-12-31
Woori Financial Capital Co., Ltd., Woori Private Equity Asset Management Co., Ltd. (*5)
NH Woori New deal Co-Investment No.1 Private Equity Fund	Other financial services	19.5	19.5	Korea	2025-12-31
Woori Venture Partners Co., Ltd., ABL Life Insurance Co., Ltd. and Woori Asset Management Corp. (*5)
Woori BIG SATISFACTION SHINJONG MMF 3rd	Collective investment business	6.4	2.3	Korea	2025-12-31
Woori Bank, Woori Financial Capital Co., Ltd., Woori Investment Securities Co., Ltd. and Woori Private Equity Asset Management Co., Ltd. (*5)
Woori-Shinyoung Growth-Cap Private Equity Fund I	Other financial services	35.0	35.0	Korea	2025-12-31
NH Woori Newdeal Growth Alpha Private Equity Fund 1	Other financial services	33.0	32.9	Korea	2025-12-31

F-13
3

Joint ventures and associates	Main business	December 31, 2025	December 31, 2024	Location	Financial statements as of
Woori Bank, Woori card Co., Ltd., Woori Investment Securities Co., Ltd. and Woori Asset Management Corp. (*5)
Woori Real Estate Investment No. 1 Limited Liability Company	Collective investment business	19.9	19.9	Korea	2025-12-31

(*1)	Most of the significant business transactions of associates are with the Group as of December 31, 2025 and 2024.
(*2)	The Group can participate in decision-making body and exercise significant influence over financial policies and operational policies decision making of the associates.
(*3)	There is no investment balance as of December 31, 2024 and 2025.
(*4)
The equity method was applied using the most recent financial statements available from the settlement date because no financial statements were available at the end of the reporting period and the significant transactions or events that occurred between the end of the reporting period of the associate and the end of the reporting period of the subsidiary were duly reflected.

(*5)	Two or more subsidiaries may invest or operate to exert significant influence on the decision-making process for activities related to the investee.
(*6)	It was classified as an associate due to holding of voting rights according to the initial investment agreement ratio.
(*7)	It was excluded from associates in current year.
(*8)	It has been liquidating as of December 31, 2025.
(*9)
In the event of liquidation, if the distribution payments made or to be made to the cooperative members are less than their contributions, an agreement has been made whereby the shortage will be covered, up to a certain amount within the investment, giving priority to specific shareholders over others.

(*10)	The Group classified it as an associate because it has significant influence as a general partner of the investment association.
(*11)	It was added to associates in current year.

F-13
4

(2)	Changes in the carrying value of investments in associates accounted for using the equity method of accounting are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2023
	Acquisition cost	January 1, 2023	Share of profits(losses) and others	Acquisition	Business combination	Disposal/ Reclassification	Dividends	Change in capital	December 31, 2023
W Service Networks Co., Ltd.	108	208	13	—	—	—	(5)	—	216
Korea Credit Bureau Co., Ltd.	3,313	5,709	814	—	—	—	(90)	—	6,433
Korea Finance Security Co., Ltd.	3,267	2,374	(99)	—	—	—	—	1,010	3,285
Woori Growth Partnerships New Technology Private Equity Fund	—	10,889	(51)	—	—	(10,838)	—	—	—
2016KIF-IMM Woori Bank Technology Venture Fund	—	9,474	539	—	—	(10,013)	—	—	—
K BANK Co., Ltd.	236,232	247,789	5,327	—	—	—	—	6,936	260,052
Woori Bank-Company K Korea Movie Asset Fund	—	239	52	—	—	(103)	(188)	—	—
Partner One Value Up I Private Equity Fund	5,039	4,278	(1,048)	—	—	—	—	—	3,230
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership	4,356	10,285	1,162	—	—	(3,200)	—	—	8,247
Crevisse Raim Impact 1st Startup Venture Specialist Private Equity Fund	4,436	4,355	—	82	—	—	—	—	4,437
LOTTE CARD Co.,Ltd.	346,810	514,131	91,533	—	—	—	(13,199)	(5,073)	587,392
Union Technology Finance Investment Association	13,449	14,462	(1,004)	—	—	(1,188)	—	—	12,270
Dicustody Co., Ltd.	1	1	—	—	—	—	—	—	1
Orient Shipyard Co., Ltd.(*)	—	—	—	—	—	—	—	—	—
Joongang Network Solution Co.,Ltd.	—	—	1	—	—	—	—	87	88
Win Mortgage Co.,LTd.	23	—	84	23	—	—	(2)	—	105
Together-Korea Government Private Pool Private Securities Investment Trust No.3	10,000	10,243	297	—	—	—	—	—	10,540
BTS 2nd Private Equity Fund	5,226	2,881	(243)	2,200	—	—	—	—	4,838
STASSETS FUND III	9,000	1,230	(324)	7,500	—	—	—	—	8,406
SF CREDIT PARTNERS, LLC	13,059	—	99	13,059	—	—	—	(313)	12,845
Japanese Hotel Real Estate Private Equity Fund No.2	3,174	2,855	86	—	—	—	(133)	(120)	2,688
Woori Seoul Beltway Private Special Asset Fund No.1	12,464	9,874	451	2,709	—	—	(444)	—	12,590
Woori General Private Securities Investment Trust(Bond) No.1	50,000	—	1,686	50,000	—	—	—	—	51,686
Woori Short-term Bond Securities Investment Trust(Bond) ClassC-F	100,000	112,025	7,670	—	—	(10,352)	(3,779)	—	105,564
Woori Safe Plus General Type Private Investment Trust S-8(Bond)	10,000	10,182	507	—	—	—	(359)	—	10,330
Woori General Private Securities Investment Trust(Bond) No.2	30,000	—	829	30,000	—	—	—	—	30,829
Woori Smart General Private Equity Investment Trust 1(bond)	40,000	—	1,135	40,000	—	—	—	—	41,135
Woori General Private Securities Investment Trust(Bond) No.2	50,000	—	1,205	50,000	—	—	—	—	51,205
Woori Asset Global Partnership Fund No.5	22,500	—	(429)	22,500	—	—	—	—	22,071
WOORI TAERIM 1st Fund	1,100	988	—	—	—	—	—	—	988
Portone-Cape Fund No.1	340	464	(19)	—	—	—	—	—	445
KIWOOM WOORI Financial 1st Fund	—	953	(10)	—	—	(943)	—	—	—
DeepDive WOORI 2021-1 Financial Investment Fund	222	878	1,128	—	—	(678)	(92)	—	1,236
Darwin Green Packaging Private Equity Fund	4,000	3,945	92	—	—	—	(80)	—	3,957

F-13
5

	For the year ended December 31, 2023
	Acquisition cost	January 1, 2023	Share of profits(losses) and others	Acquisition	Business combination	Disposal/ Reclassification	Dividends	Change in capital	December 31, 2023
DS Power Semicon Private Equity Fund	—	2,976	495	—	—	(2,971)	(500)	—	—
Koreawide partners 2nd Private Equity Fund	20,000	20,000	(765)	—	—	—	—	—	19,235
Woori FirstValue Private Real Estate Fund No.2	9,000	558	2	—	—	—	—	—	560
WooriG Real Infrastructure Blind General Type Private Placement Investment Trust	52	102	4	—	—	(47)	(4)	—	55
Woori Star50 feeder fund(H)	—	126	(12)	—	—	(114)	—	—	—
Woori Together TDF 2025	—	1,990	116	—	—	(2,106)	—	—	—
Woori Together TDF 2030	3,000	2,033	291	1,000	—	—	—	—	3,324
Woori Together OCIO Target Return Feeder fund (Balance Bond)	10,000	—	348	—	—	10,028	—	—	10,376
Australia Green Energy 1st PEF	4,913	4,858	(47)	—	—	—	—	—	4,811
Aarden Woori Apparel 1st Private Equity Fund	100	97	36	—	—	—	—	—	133
Woori Dyno 1st Private Equity Fund	2,000	1,994	364	—	—	—	—	—	2,358
KTB-KORUS FUND	3,626	—	(267)	—	3,626	—	—	—	3,359
KTB China Platform Fund	17,023	—	(964)	—	17,023	—	—	—	16,059
KTBN Venture Fund No.7	16,972	—	(225)	—	16,972	—	(703)	—	16,044
KTBN Venture Fund No.8	3,325	—	(814)	—	3,325	—	—	—	2,511
KTBN Digital Contents Korea Fund No.9	5,329	—	268	—	5,329	—	—	—	5,597
KTBN Media Contents Fund	330	—	(20)	—	330	—	(27)	—	283
KTB China Synergy Fund	21,629	—	(1,224)	—	21,629	—	—	—	20,405
NAVER-KTB Audio Contents Fund	284	—	4	—	284	—	—	—	288
KTBN Venture Fund No.13	13,279	—	3,407	—	13,279	—	(2,528)	—	14,158
KTBN Future Contents Fund	3,892	—	669	—	3,892	—	—	—	4,561
KTBN Venture Fund No.16	17,546	—	1,015	—	17,546	—	—	—	18,561
KTBN Venture Fund No.18	26,308	—	662	2,850	23,458	—	—	—	26,970
KB-KTB Technology Venture Fund	7,755	—	(155)	2,000	5,755	—	—	—	7,600
WOORI 2022 Scaleup Venture Fund	14,000	—	(414)	13,645	355	—	(8)	—	13,578
WOORI 2022 Start-up Venture Fund	2,564	—	(131)	—	2,564	—	—	—	2,433
KTB-NHN China Private Equity Fund	1,272	—	(103)	—	1,272	—	(1,024)	(142)	3
KTBN GI Private Equity Fund	189	—	392	—	189	—	—	36	617
Chirochem	102	—	—	—	102	—	—	—	102
Godo Kaisha Oceanos 1	10,800	8,788	92	—	—	—	(748)	(154)	7,978
Woori Zip 1	8,706	8,690	(127)	—	—	(548)	—	(386)	7,629
Woori Zip 2	8,411	12,180	(107)	—	—	(844)	—	(534)	10,695
KG Fashion Co., Ltd.(*)	—	—	—	—	—	—	—	—	—
KUM HWA Co., Ltd. (*)	—	—	—	—	—	—	—	—	—
Jinmyung Plus Co., Ltd.	—	10	4	—	—	—	—	—	14
JC Assurance No.2 Private Equity Fund (*)	29,349	—	—	—	—	—	—	—	—
Dream Company Growth no.1 PEF	7,153	7,861	362	—	—	—	(414)	—	7,809

F-13
6

	For the year ended December 31, 2023
	Acquisition cost	January 1, 2023	Share of profits(losses) and others	Acquisition	Business combination	Disposal/ Reclassification	Dividends	Change in capital	December 31, 2023
HMS-Oriens 1st Fund	12,000	13,252	778	—	—	—	—	—	14,030
Woori G Senior Loan Private Placement Investment Trust No.1	75,114	81,861	3,341	—	—	(5,975)	(3,637)	—	75,590
Genesis Eco No.1 Private Equity Fund	12,000	11,216	(274)	—	—	—	—	—	10,942
Paratus Woori Material Component Equipment joint venture company	17,700	17,250	(271)	—	—	—	—	—	16,979
Midas No. 8 Private Equity Joint Venture Company	18,537	18,713	282	—	—	—	(530)	—	18,465
Orchestra Private Equity Fund IV	9,700	9,698	457	—	—	(178)	(422)	—	9,555
Synaptic Green No.1 PEF	8,000	7,793	(182)	—	—	—	—	—	7,611
IGEN2022No. 1 Private Equity Fund	7,422	8,010	336	—	—	—	(363)	—	7,983
PCC-Woori LP Secondary Fund	10,435	12,984	(2,450)	—	—	(4)	—	—	10,530
Synaptic Future Growth Private Equity Fund	7,295	—	(226)	7,295	—	—	—	—	7,069
Woori-Q Corporate Restructuring Private Equity Fund	17,441	27,536	2,708	369	—	(10,330)	—	—	20,283
Woori-Shinyoung Growth-Cap Private Equity Fund I	17,018	43,274	(9,793)	—	—	—	—	—	33,481
NH Woori Newdeal Growth Alpha Private Equity Fund 1	34,006	—	(1,019)	34,006	—	—	—	—	32,987
Woori BIG2 Plus Securities Investment Trust(Balanced Bond)	2,200	1,074	543	2,000	—	(1,074)	—	—	2,543
Woori Short Term Government and Special Bank Bond Active ETF	12,008	—	103	—	—	12,183	—	—	12,286
Woori 25-09 Corporate Bond(AA- or higher) Active ETF	29,001	—	820	29,001	—	—	—	—	29,821

	1,536,905	1,305,636	109,792	310,239	136,930	(39,295)	(29,279)	1,347	1,795,370

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

F-13
7

	For the year ended December 31, 2024
	Acquisition cost	January 1, 2024	Share of profits(losses) and others	Acquisition	Disposal/ Reclassification	Dividends	Change in capital and others	December 31, 2024
W Service Networks Co., Ltd.	108	216	(7)	—	—	(5)	—	204
Korea Credit Bureau Co., Ltd.	3,313	6,433	2,658	—	—	(90)	—	9,001
Korea Finance Security Co., Ltd.	3,267	3,285	331	—	—	—	—	3,616
K BANK Co., Ltd.	224,657	260,052	13,747	—	(13,029)	—	1,480	262,250
Partner One Value Up I Private Equity Fund	5,039	3,230	(1,107)	—	—	—	—	2,123
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership	—	8,247	(784)	—	(4,356)	(844)	—	2,263
Crevisse Raim Impact 1st Startup Venture Specialist Private Equity Fund	4,532	4,437	—	95	—	—	—	4,532
LOTTE CARD Co.,Ltd.	346,810	587,392	17,861	—	—	(15,591)	(14,082)	575,580
Union Technology Finance Investment Association	13,449	12,270	(500)	—	—	—	—	11,770
Dicustody Co., Ltd.	—	1	—	—	(1)	—	—	—
Orient Shipyard Co., Ltd.(*)	—	—	—	—	—	—	—	—
Joongang Network Solution Co.,Ltd.	—	88	100	—	(101)	—	(87)	—
Win Mortgage Co.,Ltd.	23	105	32	—	—	(2)	—	135
Samsung Together Korea IPPF private securities investment trust 3 [Equity-FoFs]	10,000	10,540	307	—	—	—	—	10,847
BTS 2nd Private Equity Fund	8,146	4,838	41	2,920	—	—	—	7,799
STASSETS FUND III	12,000	8,406	(228)	3,000	—	—	—	11,178
SF CREDIT PARTNERS, LLC	13,059	12,845	1,326	—	—	—	1,829	16,000
Japanese Hotel Real Estate Private Equity Fund No.2	3,168	2,688	226	—	(5)	(176)	72	2,805
Woori Seoul Beltway Private Special Asset Fund No.1	15,926	12,590	558	3,487	—	(559)	—	16,076
Woori General Private Securities Investment Trust(Bond) No.1	—	51,686	586	—	(50,102)	(2,170)	—	—
Woori Short-term Bond Securities Investment Trust(Bond) ClassC-F	—	105,564	1,864	50,000	(153,226)	(4,202)	—	—
Woori Safe Plus General Type Private Investment Trust S-8(Bond)	—	10,330	102	—	(10,003)	(429)	—	—
Woori General Private Securities Investment Trust(Bond) No.2	—	30,829	370	—	(31,199)	—	—	—

F-13
8

	For the year ended December 31, 2024
	Acquisition cost	January 1, 2024	Share of profits(losses) and others	Acquisition	Disposal/ Reclassification	Dividends	Change in capital and others	December 31, 2024
Woori Smart General Private Equity Investment Trust 1(bond)	40,000	41,135	2,443	—	—	(1,795)	—	41,783
Woori General Private Securities Investment Trust(Bond) No.3	—	51,205	625	—	(51,830)	—	—	—
Woori Asset Global Partnership Fund No.5	52,500	22,071	2,906	30,000	—	—	—	54,977
WOORI TAERIM 1st Fund	1,100	988	—	—	—	—	—	988
Portone-Cape Fund No.1	340	445	(285)	—	—	—	—	160
DeepDive WOORI 2021-1 Financial Investment Fund	—	1,236	(543)	—	(226)	(467)	—	—
Darwin Green Packaging Private Equity Fund	4,000	3,957	(53)	—	—	—	—	3,904
Koreawide partners 2nd Private Equity Fund	20,000	19,235	—	—	—	—	—	19,235
Woori FirstValue Private Real Estate Fund No.2	9,000	560	7	—	—	—	—	567
Woori Real Infrastructure Blind General Type Private Placement Investment Trust	—	55	—	—	(55)	—	—	—
Woori Together TDF 2025	3,000	—	332	—	3,245	—	—	3,577
Woori Together TDF 2030	3,000	3,324	400	—	—	—	—	3,724
Woori Together OCIO Target Return Feeder fund (Balance Bond)	—	10,376	—	—	(10,376)	—	—	—
Woori USD Treasury Target Return Bond FoF	200	—	1	—	219	—	—	220
Woori Together TDF 2035	3,000	—	42	—	3,406	—	—	3,448
Australia Green Energy 1st PEF	4,913	4,811	453	—	—	—	—	5,264
Aarden Woori Apparel 1st Private Equity Fund	100	133	(38)	—	—	—	—	95
Woori Dyno 1st Private Equity Fund	2,000	2,358	491	—	—	—	—	2,849
NH Woori Dino Co-Investment NO.2 Private Equity Fund	2,000	—	(4)	2,000	—	—	—	1,996
KTB-KORUS FUND	337	3,359	(1,149)	—	—	(421)	—	1,789
KTB China Platform Fund	—	16,059	(2,164)	—	—	(13,895)	—	—
KTBN Venture Fund No.7	—	16,044	(2,641)	—	—	(13,403)	—	—
KTBN Venture Fund No.8	195	2,511	(413)	—	—	(569)	—	1,529
KTBN Digital Contents Korea Fund No.9	7,020	5,597	(591)	—	—	—	—	5,006
KTBN Media Contents Fund	—	283	(129)	—	—	—	—	154
KTB China Synergy Fund	12,400	20,405	1,840	—	—	(3,296)	—	18,949
NAVER-KTB Audio Contents Fund	300	288	(40)	—	—	—	—	248
KTBN Venture Fund No.13	4,400	14,158	5,302	—	—	(3,801)	—	15,659

F-1
39

	For the year ended December 31, 2024
	Acquisition cost	January 1, 2024	Share of profits(losses) and others	Acquisition	Disposal/ Reclassification	Dividends	Change in capital and others	December 31, 2024
KTBN Future Contents Fund	4,000	4,561	(368)	—	—	—	—	4,193
KTBN Venture Fund No.16	12,200	18,561	1,492	—	—	(4,200)	—	15,853
KTBN Venture Fund No.18	27,075	26,970	(39)	—	—	(1,425)	—	25,506
KB-KTB Technology Venture Fund	10,000	7,600	(250)	2,000	—	—	—	9,350
WOORI 2022 Scaleup Venture Fund	20,944	13,578	(2,545)	6,776	—	—	—	17,809
WOORI 2022 Start-up Venture Fund	13,100	2,433	(140)	10,480	—	—	—	12,773
KTB-NHN China Private Equity Fund	—	3	(1)	—	—	(2)	—	—
KTBN GI Private Equity Fund	—	617	143	—	—	(718)	(37)	5
Chirochem	250	102	2	—	—	—	—	104
Daishin Balance No.18 Special Purpose Acquisition Company	—	—	—	—	—	—	—	—
Godo Kaisha Oceanos 1	10,800	7,978	63	—	—	(622)	(72)	7,347
Woori Zip 1	—	7,629	(57)	—	(7,655)	—	83	—
Woori Zip 2	—	10,695	(9)	—	(10,814)	—	128	—
KG Fashion Co., Ltd.(*)	—	—	—	—	—	—	—	—
KUM HWA Co., Ltd. (*)	—	—	—	—	—	—	—	—
Jinmyung Plus Co., Ltd.	—	14	(5)	—	—	—	—	9
JC Assurance No.2 Private Equity Fund (*)	29,349	—	—	—	—	—	—	—
Dream Company Growth no.1 PEF	—	7,809	—	—	(7,552)	(257)	—	—
HMS-Oriens 1st Fund	12,000	14,030	850	—	—	—	—	14,880
Woori Senior Loan Private Placement Investment Trust No.1	17,595	75,590	1,966	—	(57,785)	(2,254)	—	17,517
Genesis Eco No.1 Private Equity Fund	12,000	10,942	(95)	—	—	—	—	10,847
Paratus Woori Material Component Equipment joint venture company	17,700	16,979	(265)	—	—	—	—	16,714
Midas No. 8 Private Equity Joint Venture Company	18,419	18,465	272	—	—	(530)	—	18,207
Orchestra Private Equity Fund IV	9,700	9,555	55	—	—	—	—	9,610
Synaptic Green No.1 PEF	8,000	7,611	(112)	—	—	—	—	7,499
IGEN2022No. 1 Private Equity Fund	7,422	7,983	140	—	—	(151)	—	7,972
PCC-Woori LP Secondary Fund	10,435	10,530	(1,882)	—	—	—	—	8,648
Synaptic Future Growth Private Equity Fund	6,760	7,069	4,848	2,262	(2,627)	(3,867)	—	7,685
Woori-Q Corporate Restructuring Private Equity Fund	29,627	20,283	1,539	12,185	—	—	—	34,007

F-1
4
0

	For the year ended December 31, 2024
	Acquisition cost	January 1, 2024	Share of profits(losses) and others	Acquisition	Disposal/ Reclassification	Dividends	Change in capital and others	December 31, 2024
Woori-Shinyoung Growth-Cap Private Equity Fund I	16,806	33,481	(3,589)	—	—	(196)	—	29,696
NH Woori Newdeal Growth Alpha Private Equity Fund 1	49,289	32,987	18,151	21,636	(5,925)	(11,310)	—	55,539
Woori Real Estate Investment No. 1 Limited Liability Company	34,200	—	(281)	34,200	—	—	—	33,919
Woori BIG2 Plus Securities Investment Trust (Balanced Bond)	—	2,543	(276)	1,000	(3,197)	(70)	—	—
Woori Short Term Government and Special Bank Bond Active ETF	—	12,286	118	—	(12,404)	—	—	—
Woori 25-09 Corporate Bond(AA- or higher) Active ETF	—	29,821	1,148	—	(30,969)	—	—	—
Woori General Private Securities Investment Trust No. 5 (Bond)	60,000	—	3,099	60,000	—	(3,075)	—	60,024
Woori Big Satisfaction General Private Securities Investment Trust No. 3 (Bond)	10,000	—	493	10,000	—	—	—	10,493
Woori General Private Securities Investment Trust No. 6 (Bond)	40,000	—	2,090	40,000	—	—	—	42,090
Woori Big Satisfaction Corporation MMF No. 1 (Government Bond)	—	—	2,261	500,000	(502,261)	—	—	—
Woorinara New Growth TOP 20 Securities Investment Trust No. 1 (Stocks)	—	—	31	1,000	(1,031)	—	—	—
Woori Oncorp Corporate support of Major Industry General Type Private Investment Trust 2	3,849	—	215	2,356	1,443	(3)	—	4,011
Woorinara Short-Term Bond Securities Investment Trust (Bond)	—	—	339	50,000	(50,339)	—	—	—
Woori General Private Securities Investment Trust No. 7 (Bond)	40,000	—	1,116	40,000	—	—	—	41,116
Woori Smart General Private Equity Investment Trust No.1(bond)	40,000	—	477	40,000	—	—	—	40,477
Woori Future Energy Private Special Asset Investment Trust(General) No.1	—	—	—	—	—	—	—	—

F-1
4
1

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

F-14
2

	For the year ended December 31, 2025
	Acquisition cost	January 1, 2025	Share of profits (losses) and others	Acquisition (*2)	Disposal/ Reclassification	Dividends	Change in capital and others	December 31, 2025
W Service Networks Co., Ltd.	108	204	5	—	—	(5)	—	204
Korea Credit Bureau Co., Ltd.	3,313	9,001	3,443	—	—	(90)	—	12,354
Korea Finance Security Co., Ltd.	3,267	3,616	216	—	—	—	—	3,832
K BANK Co., Ltd.	224,657	262,250	11,392	—	—	—	(3,942)	269,700
Partner One Value Up I Private Equity Fund	5,039	2,123	(113)	—	—	—	—	2,010
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership	—	2,263	(28)	—	—	(1,000)	—	1,235
Crevisse Raim Impact 1st Startup Venture Specialist Private Equity Fund	4,630	4,532	—	98	—	—	—	4,630
LOTTE CARD Co., Ltd.	346,810	575,580	22,967	—	—	(7,743)	(185)	590,619
Union Technology Finance Investment Association	13,449	11,770	(2,487)	—	—	—	—	9,283
Orient Shipyard Co., Ltd. (*1)	—	—	—	—	—	—	—	—
Win Mortgage Co.,Ltd.	23	135	(25)	—	—	(9)	—	101
Samsung Together Korea IPPF private securities investment trust 3 [Equity-FoFs]	10,000	10,847	235	—	—	—	—	11,082
BTS 2nd Private Equity Fund	8,766	7,799	(175)	620	—	—	—	8,244
STASSETS FUND III	13,500	11,178	(239)	1,500	—	—	—	12,439
SF CREDIT PARTNERS, LLC	15,504	16,000	938	2,445	—	—	(367)	19,016
Ulsan Yeocheon Development Co., Ltd.	207	—	(6)	207	—	—	—	201
Japanese Hotel Real Estate Private Equity Fund No.2	3,127	2,805	130	—	(37)	(153)	(49)	2,696
Woori Seoul Beltway Private Special Asset Fund No.1	19,773	16,076	582	3,847	—	(576)	—	19,929
Woori Smart General Private Equity Investment Trust 1(bond)	40,000	41,783	1,283	—	—	(2,541)	—	40,525
Woori Asset Global Partnership Fund No. 5	72,366	54,977	395	22,500	(1,871)	(855)	—	75,146
Woori General Private Securities Investment Trust No. 5 (bond)	60,000	60,024	(11)	—	—	—	—	60,013
Woori Big Satisfaction General Private Securities Investment Trust No. 3 (bond)	10,000	10,493	282	—	—	(603)	—	10,172
Woori General Private Securities Investment Trust No. 6 (bond)	40,000	42,090	1,376	—	—	(2,552)	—	40,914
Woori General Private Securities Investment Trust No. 7 (bond)	—	41,116	610	—	(41,726)	—	—	—
Woori General Private Securities Investment Trust No. 8 (bond)	40,000	—	(160)	40,000	—	—	—	39,840

F-14
3

	For the year ended December 31, 2025
	Acquisition cost	January 1, 2025	Share of profits (losses) and others	Acquisition (*2)	Disposal/ Reclassification	Dividends	Change in capital and others	December 31, 2025
Woori Smart General Private Equity Investment Trust No.1(bond)	40,000	40,477	1,161	—	—	(1,935)	—	39,703
Woori Future Energy Private Special Asset Investment Trust(General) No.1	—	—	—	—	—	—	—	—
WOORI TAERIM 1st Fund	1,100	988	—	—	—	—	—	988
Portone-Cape Fund No.1	—	160	41	—	(201)	—	—	—
Darwin Green Packaging Private Equity Fund	4,000	3,904	(3)	—	—	—	—	3,901
Koreawide partners 2nd Private Equity Fund	20,000	19,235	(393)	—	—	—	—	18,842
Lux-Mason Innovation Technology Fund#2	1,500	—	(2)	1,500	—	—	—	1,498
AIP NMC Venture Fund No.1	2,000	—	(3)	2,000	—	—	—	1,997
Woori FirstValue Private Real Estate Fund No.2	9,000	567	(355)	—	—	—	—	212
Woori Global Secondary Private Placement Investment Trust No. 2	12,031	—	(305)	12,015	(572)	(127)	—	11,011
Woori Big Satisfaction Corporation MMF No. 1 (Government Bond)	30,000	—	(141)	30,786	—	—	—	30,645
Woori GS West Street Strategic Solutions General Type Private Special Asset Investment Trust No.1	25,393	—	1,624	29,971	(483)	(1,524)	—	29,588
Woori PGIF4 General Type Private Special Asset Investment Trust No.1	21,251	—	1,664	23,370	—	(184)	—	24,850
Woori Together TDF 2050	—	—	(139)	—	139	—	—	—
Woori Together TDF 2045	—	—	299	—	(299)	—	—	—
Woori USD Treasury Target Return Bond FoF	—	220	1	—	(221)	—	—	—
Australia Green Energy 1st PEF	4,913	5,264	181	—	—	—	—	5,445
Aarden Woori Apparel 1st Private Equity Fund	100	95	(2)	—	—	—	—	93
Woori Dyno 1st Private Equity Fund	2,000	2,849	779	—	—	—	—	3,628
NH Woori Dino Co-Investment NO.2 Private Equity Fund	2,000	1,996	39	200	(200)	—	—	2,035
KCLAVIS NPL Investment Trust NO 1-2	15,000	15,422	1,724	—	—	—	—	17,146
Capstone Special Restructuring Private Investment Trust No.4	15,000	—	1,192	15,000	—	(1,079)	—	15,113
KTB-KORUS FUND	—	1,789	(507)	—	(337)	(188)	—	757
KTBN Venture Fund No.8	195	1,529	(500)	—	—	—	—	1,029
KTBN Digital Contents Korea Fund No.9	7,020	5,006	(2,825)	—	—	—	—	2,181
KTBN Media Contents Fund	—	154	50	—	—	—	—	204
KTB China Synergy Fund	11,775	18,949	906	—	(625)	(1,191)	—	18,039

F-14
4

	For the year ended December 31, 2025
	Acquisition cost	January 1, 2025	Share of profits (losses) and others	Acquisition (*2)	Disposal/ Reclassification	Dividends	Change in capital and others	December 31, 2025
NAVER-KTB Audio Contents Fund	—	248	—	—	(248)	—	—	—
KTBN Venture Fund No.13	400	15,659	34,790	—	(4,000)	(17,209)	—	29,240
KTBN Future Contents Fund	2,356	4,193	457	—	(1,644)	—	—	3,006
KTBN Venture Fund No.16	9,000	15,853	6,932	—	(3,200)	—	—	19,585
KTBN Venture Fund No.18	25,650	25,506	(2,652)	—	(1,425)	—	—	21,429
KB-KTB Technology Venture Fund	10,000	9,350	(893)	—	—	—	—	8,457
Woori 2022 Scaleup Venture Fund	54,824	17,809	722	33,880	—	—	—	52,411
Woori 2022 Start-up Venture Fund	13,100	12,773	(1,121)	—	—	—	—	11,652
Woori 2025 Secondary Fund	6,188	—	(30)	6,188	—	(1)	—	6,157
KTBN GI Private Equity Fund	—	5	(1)	—	—	(4)	—	—
Chirochem	250	104	57	—	—	—	—	161
Godo Kaisha Oceanos 1	—	7,347	1,685	—	(9,692)	(568)	1,228	—
KG Fashion Co., Ltd. (*1)	—	—	—	—	—	—	—	—
KUM HWA Co., Ltd. (*1)	—	—	—	—	—	—	—	—
Jinmyung Plus Co., Ltd.	—	9	2	—	—	—	—	11
Rea Company (*1)	—	—	—	—	—	—	—	—
MARKET&FARM CO.,LTD. (*1)	—	—	—	—	—	—	—	—
JC Assurance No.2 Private Equity Fund (*1)	29,349	—	—	—	—	—	—	—
HMS-Oriens 1st Fund	—	14,880	—	—	(14,880)	—	—	—
Woori Senior Loan Private Placement Investment Trust No.1	—	17,517	522	—	(17,591)	(448)	—	—
Genesis Eco No.1 Private Equity Fund	12,000	10,847	171	—	—	—	—	11,018
Paratus Woori Material Component Equipment joint venture company	9,335	16,714	(259)	—	(8,365)	—	—	8,090
Midas No. 8 Private Equity Joint Venture Company	18,419	18,207	294	—	—	(530)	—	17,971
Orchestra Private Equity Fund IV	9,700	9,610	(22)	—	—	—	—	9,588
Synaptic Green No.1 PEF	8,000	7,499	1,548	—	—	—	—	9,047
IGEN2022No. 1 Private Equity Fund	5,297	7,972	1,891	—	(2,251)	(1,600)	—	6,012
PCC-Woori LP Secondary Fund	10,435	8,648	(510)	—	—	—	—	8,138
Synaptic Future Growth Private Equity Fund 1	7,153	7,685	10	1,819	(1,425)	—	—	8,089
Woori Productive Financing Education Infrastructure General Private Special Asset Investment Trust No.1	—	—	—	—	—	—	—	—
Healthcare Investmetnt Fund	3,000	—	(59)	—	3,000	—	—	2,941

F-14
5

	For the year ended December 31, 2025
	Acquisition cost	January 1, 2025	Share of profits (losses) and others	Acquisition (*2)	Disposal/ Reclassification	Dividends	Change in capital and others	December 31, 2025
Woorinara Short-Term Bond Securities Investment Trust (Bond)	39,821	—	(2,731)	45,800	(5,591)	—	2,802	40,280
Woori Together TDF 2025	3,225	3,577	140	2,285	(2,084)	(52)	—	3,866
Woori Together TDF 2030	3,863	3,724	272	2,411	(1,303)	(46)	—	5,058
Woori Together TDF 2035	1,912	3,448	193	1,059	(2,290)	(14)	—	2,396
Woori Together TDF 2040	3,377	—	534	1,078	2,839	(14)	—	4,437
Woori Oncorp Corporate support of Major Industry General Type Private Investment Trust 2	5,030	4,011	324	1,181	—	—	—	5,516
Woori-Q Corporate Restructuring Private Equity Fund	28,209	34,007	433	—	(1,417)	—	—	33,023
Woori Eugene Energy Link Private Equity Fund	5,500	—	199	5,500	—	—	—	5,699
Woori NH Co-Growth Private Equity Fund I	5,280	—	909	5,280	—	—	—	6,189
Woori IMM Green Net Zero Fund	9,960	—	410	9,960	—	—	—	10,370
NH Woori New deal Co-Investment No.1 Private Equity Fund	5,000	5,204	(1,512)	—	—	—	—	3,692
Woori BIG SATISFACTION SHINJONG MMF 3rd	127,182	41,984	68	439,478	(351,141)	—	—	130,389
Woori-Shinyoung Growth-Cap Private Equity Fund I	10,528	29,696	13,176	—	(6,548)	—	—	36,324
NH Woori Newdeal Growth Alpha Private Equity Fund 1	60,031	55,539	(6,805)	15,518	(2,670)	(180)	—	61,402
Woori Real Estate Investment No. 1 Limited Liability Company	34,200	33,919	1,355	—	—	—	—	35,274

	1,736,391	1,748,810	95,595	757,496	(478,359)	(43,021)	(513)	2,080,008

(*1)
The amount for which no loss was recognized for associates due to discontinuation of the equity method was 1 million Won for Orient Shipyard Co.,Ltd., 30 million Won in KG FASHION CO., LTD., 38 million Won for Market&Farm Co.,Ltd., 6 million Won in JC Assurance No.2 Private Equity Fund and the accumulated amount is 48 million Won for Orient Shipyard Co.,Ltd., 189 million Won in KG FASHION CO., LTD., 118 million Won for Rea Company, 4 million Won for KUM HWA Co., Ltd., 38 million Won for Market&Farm Co.,Ltd., 672 million Won in JC Assurance No.2 Private Equity Fund.

(*2)
During the year ended December 31, 2025, the associate company, DAOL EMP Global Asset Allocation private Securities investment trust 1 acquired through a business combination, was sold. The carrying amount at the time of acquisition was 28,521 million Won.

F-14
6

(3)	Summary financial information relating to investments in associates accounted for using the equity method of accounting is as follows (Unit: Korean Won in millions):

	December 31, 2024
	Assets	Liabilities	Operating revenue	Net income (loss)	Other comprehensive income (loss)	Total comprehensive income (loss)
W Service Networks Co., Ltd.	6,621	2,475	16,788	738	—	738
Korea Credit Bureau Co., Ltd.	150,657	62,343	175,338	26,589	—	26,589
Korea Finance Security Co., Ltd.	36,797	12,692	42,640	1,695	—	1,695
K BANK Co., Ltd.	29,314,529	27,293,765	1,043,436	149,922	3,695	153,617
Partner One Value Up I Private Equity Fund	9,810	682	(4,358)	(4,758)	—	(4,758)
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership	11,474	165	(3,108)	(3,887)	—	(3,887)
Crevisse Raim Impact 1st Startup Venture Specialist Private Equity Fund	15,745	100	1	(388)	—	(388)
LOTTE CARD Co.,Ltd. (* 1 )	24,416,416	20,937,932	2,103,130	100,468	(20,494)	79,974
Union Technology Finance Investment Association	40,269	641	19	(646)	—	(646)
Orient Shipyard Co., Ltd.	7,025	23,626	—	(76)	—	(76)
Win Mortgage Co.,Ltd.	6,053	3,073	16,435	1,044	—	1,044
Samsung Together Korea IPPF private securities investment trust 3 [Equity-FoFs]	10,849	1	306	300	—	300
BTS 2nd Private Equity Fund	39,431	432	628	(468)	—	(468)
STASSETS FUND III	39,694	197	40	(802)	—	(802)
SF CREDIT PARTNERS, LLC	185,463	30,752	35,820	14,319	18,291	32,610
ARAM CMC Co.,Ltd.	541	453	717	(31)	—	(31)
Japanese Hotel Real Estate Private Equity Fund No.2	14,135	13	1,246	1,129	—	1,129
Woori Seoul Beltway Private Special Asset Fund No.1	64,308	3	2,298	2,233	—	2,233
Woori Smart General Private Equity Investment Trust 1	312,490	166,250	13,404	8,549	—	8,549
Woori Asset Global Partnership Fund No.5	95,548	254	6,479	5,038	—	5,038
WOORI TAERIM 1st Fund	4,045	183	—	—	—	—
Portone-Cape Fund No.1	1,000	200	—	(103)	—	(103)
Darwin Green Packaging Private Equity Fund	19,128	—	—	(262)	—	(262)
Koreawide partners 2nd Private Equity Fund	75,002	2,870	—	—	—	—
Woori FirstValue Private Real Estate Fund No.2	67,081	62,357	62	57	—	57
Woori Together TDF 2025	14,500	30	1,232	1,206	—	1,206

F-14
7

	December 31, 2024
	Assets	Liabilities	Operating revenue	Net income (loss)	Other comprehensive income (loss)	Total comprehensive income (loss)
Woori Together TDF 2030	16,849	41	1,574	1,544	—	1,544
Woori USD Treasury Target Return Bond FoF	921	—	164	144	—	144
Woori Together TDF 2035	15,537	241	1,031	1,011	—	1,011
Australia Green Energy 1st PEF	132,878	24	13,121	11,424	—	11,424
Aarden Woori Apparel 1st Private Equity Fund	20,083	89	—	(8,136)	—	(8,136)
Woori Dyno 1st Private Equity Fund	14,575	43	2,712	2,545	—	2,545
NH Woori Dino Co-Investment NO.2 Private Equity Fund	39,368	2	6	(83)	—	(83)
KTB-KORUS FUND	4,772	—	691	(3,062)	—	(3,062)
KTBN Venture Fund No.8	7,032	—	98	(1,902)	—	(1,902)
KTBN Digital Contents Korea Fund No.9	18,343	1,656	937	(1,971)	—	(1,971)
KTBN Media Contents Fund	1,029	—	60	(858)	—	(858)
KTB China Synergy Fund	135,892	10,073	23,354	12,215	—	12,215
NAVER-KTB Audio Contents Fund	25,443	648	466	(3,972)	—	(3,972)
KTBN Venture Fund No.13	80,487	625	38,903	27,039	—	27,039
KTBN Future Contents Fund	31,882	434	725	(2,763)	—	(2,763)
KTBN Venture Fund No.16	156,157	1,592	31,459	14,540	—	14,540
KTBN Venture Fund No.18	254,010	2,532	31,976	(383)	—	(383)
KB-KTB Technology Venture Fund	52,125	701	3,802	(1,377)	—	(1,377)
WOORI 2022 Scaleup Venture Fund	89,006	76	926	(12,705)	—	(12,705)
WOORI 2022 Start-up Venture Fund	42,418	3	162	(466)	—	(466)
KTBN GI Private Equity Fund	104	12	3,444	2,832	(732)	2,100
Chirochem	556	190	451	8	—	8
Godo Kaisha Oceanos 1	60,513	45,145	2,605	132	—	132
KG Fashion Co., Ltd.	2,201	2,850	544	(197)	—	(197)
KUM HWA Co., Ltd.	4	167	—	—	—	—
Jinmyung Plus Co., Ltd.	499	459	96	(32)	—	(32)
JC Assurance No.2 Private Equity Fund	121,539	989	—	(642)	—	(642)
HMS-Oriens 1st Fund	65,227	7	—	3,723	—	3,723
Woori Senior Loan Private Placement Investment Trust No.1	80,919	5	9,664	9,101	—	9,101
Genesis Eco No.1 Private Equity Fund	38,043	622	—	(634)	—	(634)
Paratus Woori Material Component Equipment joint venture company	58,285	2,380	—	(884)	—	(884)

F-14
8

	December 31, 2024
	Assets	Liabilities	Operating revenue	Net income (loss)	Other comprehensive income (loss)	Total comprehensive income (loss)
Midas No. 8 Private Equity Joint Venture Company	64,156	241	1,916	963	—	963
Orchestra Private Equity Fund IV	34,113	—	700	194	—	194
Synaptic Green No.1 PEF	35,623	5	2	703	—	703
IGEN2022No. 1 Private Equity Fund	32,215	126	1,056	565	—	565
PCC-Woori LP Secondary Fund	22,863	600	2,549	(4,767)	—	(4,767)
Synaptic Future Growth Private Equity Fund	32,638	295	19,412	18,240	—	18,240
Woori-Q Corporate Restructuring Private Equity Fund	101,315	1,362	1,278	164	—	164
Woori-Shinyoung Growth-Cap Private Equity Fund I	84,775	419	4,422	(10,824)	—	(10,824)
NH Woori Newdeal Growth Alpha Private Equity Fund 1	164,574	762	40,639	38,093	—	38,093
Woori Real Estate Investment No. 1 Limited Liability Company	405,845	235,058	6	(1,412)	—	(1,412)
Woori General Private Securities Investment Trust No. 5	456,448	246,365	15,926	10,847	—	10,847
Woori Big Satisfaction General Private Securities Investment Trust No. 3	170,856	55,432	6,755	5,425	—	5,425
Woori General Private Securities Investment Trust No. 6	398,460	251,145	12,650	7,315	—	7,315
Woori Oncorp Corporate support of Major Industry General Type Private Investment Trust 2	171,980	—	8,579	8,539	—	8,539
Woori General Private Securities Investment Trust No. 7 (Bond)	424,652	280,745	6,743	3,907	—	3,907
Woori Smart General Private Equity Investment Trust No.1(bond)	244,268	101,784	3,038	2,484	—	2,484
Woori Future Energy Private Special Asset Investment Trust(General) No.1	—	—	—	—	—	—
Woori Big Satisfaction Corporation MMF No. 3	1,860,868	29	56,309	56,153	—	56,153
NH Woori New deal Co-Investment No.1 Private Equity Fund	29,382	254	3,682	3,428	—	3,428
KCLAVIS NPL Investment Trust NO 1-2	43,057	80	1,176	1,176	—	1,176
MARKET&FARM CO.,LTD.	954	902	4,933	(125)	—	(125)

(*)	The amount is after reflecting the fair value adjustment that occurred when acquiring the shares and the adjustments that occurred by difference of accounting policies with the Group.

F-1
49

	December 31, 2025
	Assets	Liabilities	Operating revenue	Net income (loss)	Other comprehensive income (loss)	Total comprehensive income (loss)
W Service Networks Co., Ltd.	7,423	3,301	15,306	754	—	754
Korea Credit Bureau Co., Ltd.	160,778	38,645	202,976	36,559	—	36,559
Korea Finance Security Co., Ltd.	40,856	15,307	44,434	1,813	—	1,813
K BANK Co., Ltd.	32,826,189	30,643,202	1,133,400	88,207	(30,073)	58,134
Partner One Value Up I Private Equity Fund	9,420	775	(984)	(1,070)	—	(1,070)
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership	6,212	38	2	(127)	—	(127)
Crevisse Raim Impact 1st Startup Venture Specialist Private Equity Fund	15,747	100	1	(388)	—	(388)
LOTTE CARD Co., Ltd. (*)	24,614,346	21,040,011	2,235,400	108,426	(1,957)	106,469
Union Technology Finance Investment Association	31,762	509	2,015	1,483	—	1,483
Orient Shipyard Co., Ltd.	7,020	23,626	—	(4)	—	(4)
Win Mortgage Co.,Ltd.	4,804	2,562	11,881	139	—	139
Samsung Together Korea IPPF private securities investment trust 3 [Equity-FoFs]	11,084	1	241	235	—	235
BTS 2nd Private Equity Fund	41,452	234	1	(881)	—	(881)
STASSETS FUND III	44,196	245	60	(842)	—	(842)
SF CREDIT PARTNERS, LLC	333,410	148,541	21,326	11,068	(3,670)	7,398
Japanese Hotel Real Estate Private Equity Fund No.2	13,583	12	767	687	—	687
Woori Seoul Beltway Private Special Asset Fund No.1	79,720	3	2,408	2,329	—	2,329
Woori Smart General Private Equity Investment Trust 1(bond)	275,994	134,157	8,651	4,492	—	4,492
Woori Asset Global Partnership Fund No. 5	130,542	289	1,808	676	—	676
Woori General Private Securities Investment Trust No. 5 (bond)	572,918	362,873	14,934	6,917	—	6,917
Woori Big Satisfaction General Private Securities Investment Trust No. 3 (bond)	187,002	69,920	4,563	3,190	—	3,190
Woori General Private Securities Investment Trust No. 6 (bond)	401,132	257,935	11,883	4,814	—	4,814
Woori General Private Securities Investment Trust No. 8 (bond)	393,187	253,745	1,628	(559)	—	(559)
Woori Smart General Private Equity Investment Trust No.1(bond)	329,495	189,741	8,023	4,056	—	4,056
Woori Future Energy Private Special Asset Investment Trust(General) No.1	—	—	—	—	—	—
WOORI TAERIM 1st Fund	4,045	183	—	—	—	—
Darwin Green Packaging Private Equity Fund	19,116	1	—	(12)	—	(12)
Koreawide partners 2nd Private Equity Fund	75,012	4,354	70	26	—	26
Lux-Mason Innovation Technology Fund#2	6,490	—	—	(10)	—	(10)
AIP NMC Venture Fund No.1	7,439	1	—	(12)	—	(12)
Woori FirstValue Private Real Estate Fund No.2	64,111	62,357	32	30	—	30

F-15
0

	December 31, 2025
	Assets	Liabilities	Operating revenue	Net income (loss)	Other comprehensive income (loss)	Total comprehensive income (loss)
Woori Global Secondary Private Placement Investment Trust No. 2	92,123	72	(1,432)	(1,685)	—	(1,685)
Woori Big Satisfaction Corporation MMF No. 1 (Government Bond)	4,195,731	43	166,998	166,295	—	166,295
Woori GS West Street Strategic Solutions General Type Private Special Asset Investment Trust No.1	118,372	20	10,638	10,335	—	10,335
Woori PGIF4 General Type Private Special Asset Investment Trust No.1	124,356	107	11,773	11,494	—	11,494
Australia Green Energy 1st PEF	137,459	24	6,346	4,650	—	4,650
Aarden Woori Apparel 1st Private Equity Fund	20,049	389	—	(333)	—	(333)
Woori Dyno 1st Private Equity Fund	18,547	44	4,177	4,010	—	4,010
NH Woori Dino Co-Investment NO.2 Private Equity Fund	42,847	83	1,211	837	—	837
KCLAVIS NPL Investment Trust NO 1-2	47,869	89	4,803	4,803	—	4,803
Capstone Special Restructuring Private Investment Trust No.4	33,010	265	1,477	1,444	—	1,444
KTB-KORUS FUND	2,018	—	2,663	(1,352)	—	(1,352)
KTBN Venture Fund No.8	4,734	—	239	(2,298)	—	(2,298)
KTBN Digital Contents Korea Fund No.9	8,972	1,701	430	(9,416)	—	(9,416)
KTBN Media Contents Fund	1,361	—	331	331	—	331
KTB China Synergy Fund	119,890	110	15,997	6,022	—	6,022
KTBN Venture Fund No.13	152,276	3,150	279,837	177,428	—	177,428
KTBN Future Contents Fund	25,733	3,187	9,193	3,428	—	3,428
KTBN Venture Fund No.16	192,364	1,407	113,770	67,592	—	67,592
KTBN Venture Fund No.18	213,746	2,465	29,252	(26,148)	—	(26,148)
KB-KTB Technology Venture Fund	47,314	802	5,863	(4,911)	—	(4,911)
Woori 2022 Scaleup Venture Fund	263,756	2,040	12,281	3,606	—	3,606
Woori 2022 Start-up Venture Fund	38,724	33	1,596	(3,723)	—	(3,723)
Woori 2025 Secondary Fund	30,789	4	13	(151)	—	(151)
Chirochem	755	191	2,907	198	—	198
Godo Kaisha Oceanos 1	—	—	12,197	7,855	—	7,855
Ulsan Yeocheon Development Co., Ltd.	1,439	1,036	—	(12)	—	(12)
KG Fashion Co., Ltd.	2,114	2,906	377	(122)	—	(122)
KUM HWA Co., Ltd.	4	167	—	—	—	—
Jinmyung Plus Co., Ltd.	494	447	131	(25)	—	(25)
MARKET&FARM CO.,LTD.	779	883	—	(160)	—	(160)
JC Assurance No.2 Private Equity Fund	—	—	—	(26)	—	(26)
Genesis Eco No.1 Private Equity Fund	38,639	626	—	(18)	—	(18)
Paratus Woori Material Component Equipment joint venture company	27,487	427	2	(865)	—	(865)
Midas No. 8 Private Equity Joint Venture Company	63,221	132	1,881	1,037	—	1,037
Orchestra Private Equity Fund IV	34,038	—	431	(75)	—	(75)
Synaptic Green No.1 PEF	43,321	350	8,058	7,354	—	7,354
IGEN2022No. 1 Private Equity Fund	24,307	110	15,694	7,102	—	7,102
PCC-Woori LP Secondary Fund	21,317	522	2,438	(1,473)	—	(1,473)
Synaptic Future Growth Private Equity Fund 1	34,217	174	1,993	1,240	—	1,240
Woori Productive Financing Education Infrastructure General Private Special Asset Investment Trust No.1	—	—	—	—	—	—

F-1
5
1

	December 31, 2025
	Assets	Liabilities	Operating revenue	Net income (loss)	Other comprehensive income (loss)	Total comprehensive income (loss)
Healthcare Investmetnt Fund	10,197	—	—	(108)	—	(108)
Woorinara Short-Term Bond Securities Investment Trust (Bond)	740,791	143,928	37,816	33,597	—	33,597
Woori Together TDF 2025	22,797	274	1,479	1,407	—	1,407
Woori Together TDF 2030	29,913	707	2,276	2,206	—	2,206
Woori Together TDF 2035	56,640	1,169	4,247	4,168	—	4,168
Woori Together TDF 2040	22,168	204	1,978	1,938	—	1,938
Woori Oncorp Corporate support of Major Industry General Type Private Investment Trust 2	124,718	—	10,377	10,367	—	10,367
Woori-Q Corporate Restructuring Private Equity Fund	98,251	324	2,628	1,293	—	1,293
Woori Eugene Energy Link Private Equity Fund	72,784	253	5,225	2,824	—	2,824
Woori NH Co-Growth Private Equity Fund I	32,137	1,190	5,837	4,547	—	4,547
Woori IMM Green Net Zero Fund	43,987	68	2,160	1,735	—	1,735
NH Woori New deal Co-Investment No.1 Private Equity Fund	19,341	362	389	(10,146)	—	(10,146)
Woori BIG SATISFACTION SHINJONG MMF 3rd	2,046,389	19	88,476	88,232	—	88,232
Woori-Shinyoung Growth-Cap Private Equity Fund I	103,810	1,077	37,506	36,345	—	36,345
NH Woori Newdeal Growth Alpha Private Equity Fund 1	182,355	2,013	(10,792)	(12,911)	—	(12,911)
Woori Real Estate Investment No. 1 Limited Liability Company	413,355	235,746	22,668	6,821	—	6,821

(*)	The amount is after reflecting the fair value adjustment that occurred when acquiring the shares and the adjustments that occurred by difference of accounting policies with the Group

(4)	The entities that the Group has not applied equity method of accounting although the Group’s ownership interest is more than 20% as of December 31, 2024 and 2025 are as follows:

	December 31, 2024
Associate (*)	Number of shares owned	Ownership (%)
CL Tech Co., Ltd.	10,191	28.6
TH International Co., Ltd.	6,802	21.5
WORK-LIFE BALANCE CO., LTD	209	21.3

(*)
Although the Group’s ownership interest of the entity is more than 20%, the Group does not have significant influence over the entity since it is going through work-out process under receivership, accordingly it is excluded from the investment in joint ventures and associates.

	December 31, 2025
Associate (*)	Number of shares owned	Ownership (%)
CL Tech Co., Ltd.	10,191	28.6
CT International Co., Ltd.	1,741	26.7
Happy Home Co., Ltd.	14,924	23.0

(*)
Although the Group’s ownership interest of the entity is more than 20%, the Group does not have significant influence over the entity since it is going through work-out process under receivership, accordingly it is excluded from the investment in joint ventures and associates.

F-15
2

(5)
As of December 31, 2023, 2024 and 2025, the reconciliations from the net assets of the associates to the carrying amount of the shares of the investment in joint ventures and associates are as follows (Unit: Korean Won in millions except for ownership):

	December 31, 2023
	Total net asset	Ownership (%)	Ownership portion of net assets	Basis difference	Impairment	Intercompany transaction	Book value
W Service Networks Co., Ltd.	4,391	4.9	216	—	—	—	216
Korea Credit Bureau Co., Ltd.	62,408	9.9	6,186	247	—	—	6,433
Korea Finance Security Co., Ltd.	21,898	15.0	3,285	—	—	—	3,285
K BANK Co., Ltd. (*)	1,893,785	12.6	238,158	21,894	—	—	260,052
Partner One Value Up I Private Equity Fund	13,889	23.3	3,230	—	—	—	3,230
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership	41,228	20.0	8,247	—	—	—	8,247
Crevisse Raim Impact 1st Startup Venture Specialist Private Equity Fund	15,654	25.0	3,914	—	—	523	4,437
LOTTE CARD Co., Ltd. (*)	2,936,964	20.0	587,392	—	—	—	587,392
Union Technology Finance Investment Association	41,310	29.7	12,270	—	—	—	12,270
Dicustody Co., Ltd.	92	1.0	1	—	—	—	1
Orient Shipyard Co., Ltd.	(16,517)	22.7	(3,754)	—	—	3,754	—
Joongang Network Solution Co., Ltd.	(1,651)	25.3	(419)	—	—	507	88
Win Mortgage Co., LTd.	2,321	4.5	105	—	—	—	105
Together-Korea Government Private Pool Private Securities Investment Trust No. 3	10,542	100.0	10,540	—	—	—	10,540
BTS 2nd Private Equity Fund	24,193	20.0	4,838	—	—	—	4,838
STASSETS FUND III	29,702	28.3	8,406	—	—	—	8,406
SF CREDIT PARTNERS, LLC	123,161	10.0	12,316	—	—	529	12,845
Rea Company	(1,488)	24.5	(365)	—	—	365	—
ARAM CMC Co., Ltd.	184	20.0	37	—	—	(37)	—
Japanese Hotel Real Estate Private Equity Fund No.2	13,529	19.9	2,688	—	—	—	2,688
Woori Seoul Beltway Private Special Asset Fund No.1	50,360	25.0	12,590	—	—	—	12,590
Woori General Private Securities Investment Trust(Bond) No.1	206,746	25.0	51,686	—	—	—	51,686
Woori Short-term Bond Securities Investment Trust(Bond) ClassC-F	701,914	15.0	105,564	—	—	—	105,564
Woori Safe Plus General Type Private Investment Trust S-8(Bond)	113,407	9.1	10,330	—	—	—	10,330
Woori General Private Securities Investment Trust(Bond) No.2	113,040	27.3	30,829	—	—	—	30,829
Woori Smart General Private Equity Investment Trust 1(bond)	143,973	28.6	41,135	—	—	—	41,135
Woori General Private Securities Investment Trust(Bond) No.3	184,330	27.8	51,205	—	—	—	51,205
Woori Asset Global Partnership Fund No.5	38,256	57.7	22,071	—	—	—	22,071
WOORI TAERIM 1st Fund	3,862	25.6	988	—	—	—	988
Portone-Cape Fund No.1	2,224	20.0	445	—	—	—	445
DeepDive WOORI 2022-1 Financial Investment Fund	10,381	11.9	1,236	—	—	—	1,236
Darwin Green Packaging Private Equity Fund	19,390	20.4	3,957	—	—	—	3,957

F-15
3

	December 31, 2023
	Total net asset	Ownership (%)	Ownership portion of net assets	Basis difference	Impairment	Intercompany transaction	Book value
Koreawide partners 2nd Private Equity Fund	72,133	26.7	19,235	—	—	—	19,235
Woori FirstValue Private Real Estate Fund No.2	4,667	12.0	560	—	—	—	560
WooriG Real Infrastructure Blind General Type Private Placement Investment Trust	114,817	0.1	55	—	—	—	55
Woori Together TDF 2030	11,894	28.0	3,324	—	—	—	3,324
Woori Together OCIO Target Return Feeder fund (Balance Bond)	50,837	20.4	10,376	—	—	—	10,376
Australia Green Energy 1st PEF	121,430	4.0	4,811	—	—	—	4,811
Aarden Woori Apparel 1st Private Equity Fund	28,129	0.5	133	—	—	—	133
Woori Dyno 1st Private Equity Fund	12,025	19.6	2,358	—	—	—	2,358
KTB-KORUS FUND	8,956	37.5	3,359	—	—	—	3,359
KTB China Platform Fund	85,895	18.7	16,059	—	—	—	16,059
KTBN Venture Fund No.7	79,871	20.1	16,044	—	—	—	16,044
KTBN Venture Fund No.8	11,551	21.7	2,511	—	—	—	2,511
KTBN Digital Contents Korea Fund No.9	18,658	30	5,597	—	—	—	5,597
KTBN Media Contents Fund	1,887	15	283	—	—	—	283
KTB China Synergy Fund	135,487	15.1	20,405	—	—	—	20,405
NAVER-KTB Audio Contents Fund	28,767	1	288	—	—	—	288
KTBN Venture Fund No.13	72,206	19.6	14,158	—	—	—	14,158
KTBN Future Contents Fund	34,210	13.3	4,561	—	—	—	4,561
KTBN Venture Fund No.16	180,975	10.3	18,561	—	—	—	18,561
KTBN Venture Fund No.18	265,911	10.1	26,970	—	—	—	26,970
KB-KTB Technology Venture Fund	41,800	18.2	7,600	—	—	—	7,600
WOORI 2023 Scaleup Venture Fund	67,800	20	13,578	—	—	—	13,578
WOORI 2023 Start-up Venture Fund	8,081	30.1	2,433	—	—	—	2,433
KTB-NHN China Private Equity Fund	9	33.3	3	—	—	—	3
KTBN GI Private Equity Fund	12,346	5	617	—	—	—	617
Chirochem	357	28.6	102	—	—	—	102
Godo Kaisha Oceanos 1	16,687	47.8	7,978	—	—	—	7,978
Woori Zip 1	12,746	62.4	7,629	—	—	—	7,629
Woori Zip 2	17,630	62.8	10,695	—	—	—	10,695
KG Fashion Co., Ltd.	(463)	20.8	(96)	—	—	96	—
KUM HWA Co., Ltd.	(163)	20.1	(33)	—	—	33	—
Jinmyung Plus Co., Ltd.	65	21.3	14	—	—	—	14
JC Assurance No.2 Private Equity Fund	121,588	23.5	28,610	—	(28,610)	—	—
Dream Company Growth no.1 PEF	28,111	27.8	7,809	—	—	—	7,809
HMS-Oriens 1st Fund	61,497	22.8	14,030	—	—	—	14,030
Woori G Senior Loan Private Placement Investment Trust No.1	349,132	21.7	75,590	—	—	—	75,590
Genesis Eco No.1 Private Equity Fund	37,750	29.0	10,942	—	—	—	10,942
Paratus Woori Material Component Equipment joint venture company	56,788	29.9	16,979	—	—	—	16,979
Midas No. 8 Private Equity Joint Venture Company	64,821	28.5	18,465	—	—	—	18,465
Orchestra Private Equity Fund IV	33,919	28.2	9,555	—	—	—	9,555
Synaptic Green No.1 PEF	36,150	21.1	7,611	—	—	—	7,611
IGEN2023No. 1 Private Equity Fund	32,131	24.8	7,983	—	—	—	7,983
PCC-Woori LP Secondary Fund	27,105	38.9	10,530	—	—	—	10,530

F-15
4

	December 31, 2023
	Total net asset	Ownership (%)	Ownership portion of net assets	Basis difference	Impairment	Intercompany transaction	Book value
Synaptic Future Growth Private Equity Fund 1	29,748	23.8	7,069	—	—	—	7,069
Woori-Q Corporate Restructuring Private Equity Fund	62,809	32.4	20,283	—	—	—	20,283
Woori-Shinyoung Growth-Cap Private Equity Fund I	95,743	35.0	33,481	—	—	—	33,481
NH Woori Newdeal Growth Alpha Private Equity Fund 1	98,627	32.7	32,987	—	—	—	32,987
Woori BIG2 Plus Securities Investment Trust(Balanced Bond)	16,625	14.1	2,543	—	—	—	2,543
Woori 25-09 Corporate Bond (AA- or higher) Active ETF	101,701	29.3	29,821	—	—	—	29,821
Woori Short Term Government and Special Bank Bond Active ETF	58,973	20.8	12,286	—	—	—	12,286

(*)	The net asset equity amount is after the debt-for-equity swap, non-controlling etc.

	December 31, 2024
	Total net asset	Ownership (%)	Ownership portion of net assets	Basis difference	Impairment	Intercompany transaction	Book value
W Service Networks Co., Ltd.	4,146	4.9	204	—	—	—	204
Korea Credit Bureau Co., Ltd.	88,314	9.9	8,755	246	—	—	9,001
Korea Finance Security Co., Ltd.	24,105	15.0	3,616	—	—	—	3,616
K BANK Co., Ltd. (*)	2,018,704	12.0	241,429	20,821	—	—	262,250
Partner One Value Up I Private Equity Fund	9,128	23.3	2,123	—	—	—	2,123
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership	11,309	20.0	2,263	—	—	—	2,263
Crevisse Raim Impact 1st Startup Venture Specialist Private Equity Fund	15,645	25.0	3,911	—	—	621	4,532
LOTTE CARD Co., Ltd. (*)	2,877,907	20.0	575,580	—	—	—	575,580
Union Technology Finance Investment Association	39,628	29.7	11,770	—	—	—	11,770
Orient Shipyard Co., Ltd.	(16,601)	22.7	(3,773)	—	—	3,773	—
Win Mortgage Co.,Ltd.	2,980	4.5	135	—	—	—	135
Samsung Together Korea IPPF private securities investment trust 3 [Equity-FoFs]	10,848	100.0	10,847	—	—	—	10,847
BTS 2nd Private Equity Fund	38,999	20.0	7,799	—	—	—	7,799
STASSETS FUND III	39,497	28.3	11,178	—	—	—	11,178
SF CREDIT PARTNERS, LLC	154,711	10.0	15,470	—	—	530	16,000
ARAM CMC Co.,Ltd.	88	20.1	18	—	—	(18)	—
Japanese Hotel Real Estate Private Equity Fund No.2	14,122	19.9	2,810	—	—	(5)	2,805
Woori Seoul Beltway Private Special Asset Fund No.1	64,305	25.0	16,076	—	—	—	16,076
Woori Smart General Private Equity Investment Trust 1(bond)	146,240	28.6	41,825	—	—	(42)	41,783
Woori Asset Global Partnership Fund No.5	95,294	57.7	54,985	—	—	(8)	54,977
WOORI TAERIM 1st Fund	3,862	25.6	988	—	—	—	988
Portone-Cape Fund No.1	800	20.0	160	—	—	—	160

F-15
5

	December 31, 2024
	Total net asset	Ownership (%)	Ownership portion of net assets	Basis difference	Impairment	Intercompany transaction	Book value
Darwin Green Packaging Private Equity Fund	19,128	20.4	3,904	—	—	—	3,904
Koreawide partners 2nd Private Equity Fund	72,132	26.7	19,235	—	—	—	19,235
Woori FirstValue Private Real Estate Fund No.2	4,724	12.0	567	—	—	—	567
Woori Together TDF 2025	14,470	24.7	3,577	—	—	—	3,577
Woori Together TDF 2030	16,808	22.2	3,724	—	—	—	3,724
Woori USD Treasury Target Return Bond FoF	921	23.9	220	—	—	—	220
Woori Together TDF 2035	15,296	22.5	3,448	—	—	—	3,448
Australia Green Energy 1st PEF	132,854	4.0	5,264	—	—	—	5,264
Aarden Woori Apparel 1st Private Equity Fund	19,994	0.5	95	—	—	—	95
Woori Dyno 1st Private Equity Fund	14,532	19.6	2,849	—	—	—	2,849
NH Woori Dino Co-Investment NO.2 Private Equity Fund	39,366	5.1	1,996	—	—	—	1,996
KTB-KORUS FUND	4,772	37.5	1,789	—	—	—	1,789
KTBN Venture Fund No.8	7,032	21.7	1,529	—	—	—	1,529
KTBN Digital Contents Korea Fund No.9	16,687	30.0	5,006	—	—	—	5,006
KTBN Media Contents Fund	1,029	15.0	154	—	—	—	154
KTB China Synergy Fund	125,819	15.1	18,949	—	—	—	18,949
NAVER-KTB Audio Contents Fund	24,795	1.0	248	—	—	—	248
KTBN Venture Fund No.13	79,862	19.6	15,659	—	—	—	15,659
KTBN Future Contents Fund	31,448	13.3	4,193	—	—	—	4,193
KTBN Venture Fund No.16	154,565	10.3	15,853	—	—	—	15,853
KTBN Venture Fund No.18	251,478	10.1	25,506	—	—	—	25,506
KB-KTB Technology Venture Fund	51,424	18.2	9,350	—	—	—	9,350
WOORI 2022 Scaleup Venture Fund	88,930	20.0	17,809	—	—	—	17,809
WOORI 2022 Start-up Venture Fund	42,415	30.1	12,773	—	—	—	12,773
KTBN GI Private Equity Fund	92	5.0	5	—	—	—	5
Chirochem	366	28.6	104	—	—	—	104
Godo Kaisha Oceanos 1	15,368	47.8	7,347	—	—	—	7,347
KG Fashion Co., Ltd.	(649)	20.8	(135)	—	—	135	—
KUM HWA Co., Ltd.	(163)	20.1	(33)	—	—	33	—
Jinmyung Plus Co., Ltd.	40	21.3	9	—	—	—	9
JC Assurance No.2 Private Equity Fund	120,550	23.4	28,246	—	(28,246)	—	—
HMS-Oriens 1st Fund	65,220	22.8	14,880	—	—	—	14,880
Woori Senior Loan Private Placement Investment Trust No.1	80,914	21.7	17,517	—	—	—	17,517
Genesis Eco No.1 Private Equity Fund	37,421	29.0	10,847	—	—	—	10,847
Paratus Woori Material Component Equipment joint venture company	55,905	29.9	16,714	—	—	—	16,714
Midas No. 8 Private Equity Joint Venture Company	63,915	28.5	18,207	—	—	—	18,207
Orchestra Private Equity Fund IV	34,113	28.2	9,610	—	—	—	9,610
Synaptic Green No.1 PEF	35,618	21.1	7,499	—	—	—	7,499
IGEN2022No. 1 Private Equity Fund	32,089	24.8	7,972	—	—	—	7,972
PCC-Woori LP Secondary Fund	22,263	38.9	8,648	—	—	—	8,648
Synaptic Future Growth Private Equity Fund 1	32,343	23.8	7,685	—	—	—	7,685

F-15
6

	December 31, 2024
	Total net asset	Ownership (%)	Ownership portion of net assets	Basis difference	Impairment	Intercompany transaction	Book value
Woori-Q Corporate Restructuring Private Equity Fund	99,953	34.6	34,619	—	—	(612)	34,007
Woori-Shinyoung Growth-Cap Private Equity Fund I	84,356	35.0	29,499	—	—	197	29,696
NH Woori Newdeal Growth Alpha Private Equity Fund 1	163,812	32.9	53,948	—	—	1,591	55,539
Woori Real Estate Investment No. 1 Limited Liability Company	170,787	19.9	33,919	—	—	—	33,919
Woori General Private Securities Investment Trust No. 5	210,083	28.6	60,024	—	—	—	60,024
Woori Big Satisfaction General Private Securities Investment Trust No. 3	115,424	9.1	10,493	—	—	—	10,493
Woori General Private Securities Investment Trust No. 6	147,315	28.6	42,090	—	—	—	42,090
Woori Oncorp Corporate support of Major Industry General Type Private Investment Trust 2	171,980	2.3	4,019	—	—	(8)	4,011
Woori General Private Securities Investment Trust No. 7 (Bond)	143,907	28.6	41,116	—	—	—	41,116
Woori Smart General Private Equity Investment Trust No.1(bond)	142,484	28.4	40,477	—	—	—	40,477
Woori Future Energy Private Special Asset Investment Trust(General) No.1	—	16.0	—	—	—	—	—
Woori Big Satisfaction Corporation MMF No. 3	1,860,839	2.3	42,038	—	—	(54)	41,984
NH Woori New deal Co-Investment No.1 Private Equity Fund	29,128	19.5	5,680	—	—	(476)	5,204
KCLAVIS NPL Investment Trust NO 1-2	42,977	35.9	15,422	—	—	—	15,422
MARKET&FARM CO.,LTD.	52	23.7	12	—	—	(12)	—

(*)	The net asset equity amount is after the debt-for-equity swap, non-controlling etc.

	December 31, 2025
	Total net asset	Ownership (%)	Ownership portion of net assets	Basis difference	Impairment	Intercompany transaction	Book value
W Service Networks Co., Ltd.	4,122	4.9	204	—	—	—	204
Korea Credit Bureau Co., Ltd.	122,133	9.9	12,107	247	—	—	12,354
Korea Finance Security Co., Ltd.	25,549	15	3,832	—	—	—	3,832
K BANK Co., Ltd. (*)	2,081,003	12	248,878	20,822	—	—	269,700
Partner One Value Up I Private Equity Fund	8,645	23.3	2,010	—	—	—	2,010
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership	6,174	20	1,235	—	—	—	1,235
Crevisse Raim Impact 1st Startup Venture Specialist Private Equity Fund	15,647	25	3,912	—	—	718	4,630
LOTTE CARD Co., Ltd. (*)	2,953,104	20	590,619	—	—	—	590,619
Union Technology Finance Investment Association	31,253	29.7	9,283	—	—	—	9,283
Orient Shipyard Co., Ltd.	(16,606)	22.7	(3,774)	—	—	3,774	—
Win Mortgage Co.,Ltd.	2,242	4.5	101	—	—	—	101

F-15
7

	December 31, 2025
	Total net asset	Ownership (%)	Ownership portion of net assets	Basis difference	Impairment	Intercompany transaction	Book value
Samsung Together Korea IPPF private securities investment trust 3 [Equity-FoFs]	11,083	100	11,082	—	—	—	11,082
BTS 2nd Private Equity Fund	41,218	20	8,244	—	—	—	8,244
STASSETS FUND III	43,951	28.3	12,439	—	—	—	12,439
SF CREDIT PARTNERS, LLC	184,869	10	18,487	529	—	—	19,016
Japanese Hotel Real Estate Private Equity Fund No.2	13,571	19.9	2,696	—	—	—	2,696
Woori Seoul Beltway Private Special Asset Fund No.1	79,717	25	19,929	—	—	—	19,929
Woori Smart General Private Equity Investment Trust 1(bond)	141,837	28.6	40,525	—	—	—	40,525
Woori Asset Global Partnership Fund No. 5	130,253	57.7	75,146	—	—	—	75,146
Woori General Private Securities Investment Trust No. 5 (bond)	210,045	28.6	60,013	—	—	—	60,013
Woori Big Satisfaction General Private Securities Investment Trust No. 3 (bond)	117,082	8.7	10,172	—	—	—	10,172
Woori General Private Securities Investment Trust No. 6 (bond)	143,197	28.6	40,914	—	—	—	40,914
Woori General Private Securities Investment Trust No. 8 (bond)	139,442	28.6	39,840	—	—	—	39,840
Woori Smart General Private Equity Investment Trust No.1(bond)	139,754	28.4	39,703	—	—	—	39,703
Woori Future Energy Private Special Asset Investment Trust(General) No.1	—	16	—	—	—	—	—
WOORI TAERIM 1st Fund	3,862	25.6	988	—	—	—	988
Darwin Green Packaging Private Equity Fund	19,115	20.4	3,901	—	—	—	3,901
Koreawide partners 2nd Private Equity Fund	70,658	26.7	18,842	—	—	—	18,842
Lux-Mason Innovation Technology Fund#2	6,490	23.1	1,498	—	—	—	1,498
AIP NMC Venture Fund No.1	7,438	26.8	1,997	—	—	—	1,997
Woori FirstValue Private Real Estate Fund No.2	1,754	12	212	—	—	—	212
Woori Global Secondary Private Placement Investment Trust No. 2	92,051	12	11,011	—	—	—	11,011
Woori Big Satisfaction Corporation MMF No. 1 (Government Bond)	4,195,688	0.7	30,645	—	—	—	30,645
Woori GS West Street Strategic Solutions General Type Private Special Asset Investment Trust No.1	118,352	25	29,588	—	—	—	29,588
Woori PGIF4 General Type Private Special Asset Investment Trust No.1	124,249	20	24,850	—	—	—	24,850
Australia Green Energy 1st PEF	137,435	4	5,445	—	—	—	5,445
Aarden Woori Apparel 1st Private Equity Fund	19,660	0.5	93	—	—	—	93
Woori Dyno 1st Private Equity Fund	18,503	19.6	3,628	—	—	—	3,628
NH Woori Dino Co-Investment NO.2 Private Equity Fund	42,764	4.8	2,035	—	—	—	2,035
KCLAVIS NPL Investment Trust NO 1-2	47,780	35.9	17,146	—	—	—	17,146

F-15
8

	December 31, 2025
	Total net asset	Ownership (%)	Ownership portion of net assets	Basis difference	Impairment	Intercompany transaction	Book value
Capstone Special Restructuring Private Investment Trust No.4	32,745	46.2	15,113	—	—	—	15,113
KTB-KORUS FUND	2,018	37.5	757	—	—	—	757
KTBN Venture Fund No.8	4,734	21.7	1,029	—	—	—	1,029
KTBN Digital Contents Korea Fund No.9	7,271	30	2,181	—	—	—	2,181
KTBN Media Contents Fund	1,361	15	204	—	—	—	204
KTB China Synergy Fund	119,780	15.1	18,039	—	—	—	18,039
KTBN Venture Fund No.13	149,126	19.6	29,240	—	—	—	29,240
KTBN Future Contents Fund	22,546	13.3	3,006	—	—	—	3,006
KTBN Venture Fund No.16	190,957	10.3	19,585	—	—	—	19,585
KTBN Venture Fund No.18	211,281	10.1	21,429	—	—	—	21,429
KB-KTB Technology Venture Fund	46,512	18.2	8,457	—	—	—	8,457
Woori 2022 Scaleup Venture Fund	261,716	20	52,411	—	—	—	52,411
Woori 2022 Start-up Venture Fund	38,691	30.1	11,652	—	—	—	11,652
Woori 2025 Secondary Fund	30,785	20	6,157	—	—	—	6,157
Chirochem	564	28.6	161	—	—	—	161
Ulsan Yeocheon Development Co., Ltd.	403	50	201	—	—	—	201
KG Fashion Co., Ltd.	(792)	20.8	(164)	—	—	164	—
KUM HWA Co., Ltd.	(163)	20.1	(33)	—	—	33	—
Jinmyung Plus Co., Ltd.	47	21.3	11	—	—	—	11
MARKET&FARM CO.,LTD.	(104)	23.7	(25)	—	—	25	—
JC Assurance No.2 Private Equity Fund	120,525	23.4	28,240	—	(28,240)	—	—
Genesis Eco No.1 Private Equity Fund	38,013	29	11,018	—	—	—	11,018
Paratus Woori Material Component Equipment joint venture company	27,060	29.9	8,090	—	—	—	8,090
Midas No. 8 Private Equity Joint Venture Company	63,089	28.5	17,971	—	—	—	17,971
Orchestra Private Equity Fund IV	34,038	28.2	9,588	—	—	—	9,588
Synaptic Green No.1 PEF	42,971	21.1	9,047	—	—	—	9,047
IGEN2022No. 1 Private Equity Fund	24,197	24.8	6,012	—	—	—	6,012
PCC-Woori LP Secondary Fund	20,795	38.8	8,068	—	—	70	8,138
Synaptic Future Growth Private Equity Fund 1	34,043	23.8	8,089	—	—	—	8,089
Woori Productive Financing Education Infrastructure General Private Special Asset Investment Trust No.1	—	14.6	—	—	—	—	—
Healthcare Investmetnt Fund	10,197	28.8	2,941	—	—	—	2,941
Woorinara Short-Term Bond Securities Investment Trust (Bond)	596,863	6.8	40,280	—	—	—	40,280
Woori Together TDF 2025	22,523	17.2	3,866	—	—	—	3,866
Woori Together TDF 2030	29,206	17.3	5,058	—	—	—	5,058
Woori Together TDF 2035	55,471	4.3	2,396	—	—	—	2,396
Woori Together TDF 2040	21,964	20.4	4,481	—	—	(44)	4,437
Woori Oncorp Corporate support of Major Industry General Type Private Investment Trust 2	124,718	4.4	5,516	—	—	—	5,516
Woori-Q Corporate Restructuring Private Equity Fund	97,927	34.3	33,589	—	—	(566)	33,023
Woori Eugene Energy Link Private Equity Fund	72,531	7.9	5,699	—	—	—	5,699
Woori NH Co-Growth Private Equity Fund I	30,947	20	6,189	—	—	—	6,189

F-1
59

	December 31, 2025
	Total net asset	Ownership (%)	Ownership portion of net assets	Basis difference	Impairment	Intercompany transaction	Book value
Woori IMM Green Net Zero Fund	43,919	23.6	10,370	—	—	—	10,370
NH Woori New deal Co-Investment No.1 Private Equity Fund	18,979	19.5	3,692	—	—	—	3,692
Woori BIG SATISFACTION SHINJONG MMF 3rd	2,046,370	6.4	130,389	—	—	—	130,389
Woori-Shinyoung Growth-Cap Private Equity Fund I	102,733	35	35,957	—	—	367	36,324
NH Woori Newdeal Growth Alpha Private Equity Fund 1	180,342	33	59,513	—	—	1,889	61,402
Woori Real Estate Investment No. 1 Limited Liability Company	177,609	19.9	35,274	—	—	—	35,274

(*)	The net asset equity amount is after the debt-for-equity swap, non-controlling etc.

15.	INVESTMENT PROPERTIES

(1)	Details of investment properties are as follows (Unit: Korean Won in millions):

	December 31, 2024	December 31, 2025
Acquisition cost	497,787	1,050,044
Accumulated depreciation	(46,913)	(50,742)
Accumulated impairment losses	(86)	(448)

Net carrying value	450,788	998,854

(2)	Changes in investment properties are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2023	2024	2025
Beginning balance	387,707	472,768	450,788
Acquisition	99,234	—	736
Disposal	—	(62,467)	(4,637)
Depreciation	(5,398)	(8,216)	(8,511)
Transfer	(2,098)	42,344	9,997
Classified as assets held for sale	—	—	(35,137)
Foreign currencies translation adjustments	(6,677)	6,409	5,103
Business combination	—	—	580,515
Others	—	(50)	—

Ending balance	472,768	450,788	998,854

(3)
Fair value of investment properties amounted to 795,216 million Won and
1,364,950
million Won and as of December 31, 2024 and 2025, respectively. The fair value of investment properties has been assessed on the basis of recent similar real estate market price and officially assessed land price in the area of the investment properties, is
classified as level 3 on the fair value hierarchy
.

(4)
Rental fee earned from investment properties is amounting to 23,307 million Won and
34,888
million Won for the years ended December 31, 2024 and 2025, respectively. Operating expenses directly related to the investment properties where rental fee was earned
,

are
 amounting to 8,414 million Won and
8,719
million Won.

F-1
6
0

(5)	The lease payments expected to be received in the future under lease contracts relating to investment properties as of December 31, 2024 and 2025 are as follows (Unit: Korean Won in millions):

	December 31, 2024	December 31, 2025
Lease payments:
Within a year	13,702	13,827
More than 1 year and within 2 years	9,414	18,687
More than 2 years and within 3 years	7,667	9,799
More than 3 years and within 4 years	4,362	8,303
More than 4 years and within 5 years	3,438	6,137
More than 5 years	3,441	3,793

Total	42,024	60,546

16.	PREMISES AND EQUIPMENT

(1)	Details of premises and equipment as of December 31, 2024 and 2025 are as follows (Unit: Korean Won in millions):

	December 31, 2024
	Land	Building	Equipment and vehicles	Leasehold improvement	Construction in progress	Structures	Total
Premises and equipment (owned)	1,662,448	683,221	305,581	71,952	68,440	—	2,791,642
Right-of-use asset	—	557,049	21,894	—	—	—	578,943
Carrying value	1,662,448	1,240,270	327,475	71,952	68,440	—	3,370,585

	December 31, 2025
	Land	Building	Equipment and vehicles	Leasehold improvement	Construction in progress	Structures	Total
Premises and equipment (owned)	1,983,149	708,535	377,217	75,958	45,761	213	3,190,833
Right-of-use asset	—	554,148	35,836	—	—	—	589,984
Carrying value	1,983,149	1,262,683	413,053	75,958	45,761	213	3,780,817

(2)	Details of premises and equipment (owned) as of December 31, 2024 and 2025 are as follows (Unit: Korean Won in millions):

	December 31, 2024
	Land	Building	Equipment and vehicles	Leasehold improvement	Construction in progress	Structures	Total
Acquisition cost	1,663,108	1,087,536	1,305,020	505,417	68,440	20	4,629,541
Accumulated depreciation	—	(404,315)	(999,439)	(433,465)	—	(20)	(1,837,239)
Accumulated impairment losses	(660)	—	—	—	—	—	(660)

Net carrying value	1,662,448	683,221	305,581	71,952	68,440	—	2,791,642

F-1
6
1

	December 31, 2025
	Land	Building	Equipment and vehicles	Leasehold improvement	Construction in progress	Structures	Total
Acquisition cost	1,983,809	1,125,471	1,465,257	514,364	45,761	331	5,134,993
Accumulated depreciation	—	(416,885)	(1,087,440)	(438,406)	—	(118)	(1,942,849)
Accumulated impairment losses	(660)	(51)	(600)	—	—	—	(1,311)

Net carrying value	1,983,149	708,535	377,217	75,958	45,761	213	3,190,833

(3)	Details of changes in premises and equipment (owned) are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2023
	Land	Building	Equipment and vehicles	Leasehold improvement	Construction in progress	Structures	Total
Beginning balance	1,695,357	730,676	261,278	58,352	32,184	—	2,777,847
Acquisitions	43	18,107	112,908	24,874	8,790	—	164,722
Disposals	(367)	(530)	(13,630)	(1,017)	(3,600)	—	(19,144)
Depreciation	—	(33,318)	(96,684)	(21,062)	—	—	(151,064)
Classification of assets held for sale	(936)	(1,568)	—	—	—	—	(2,504)
Transfer	5,445	(3,347)	—	—	—	—	2,098
Foreign currencies translation adjustments	638	322	296	186	(68)	—	1,374
Business combination	9,530	9,530	318	—	—	—	19,378
Others	2	(134)	578	36	(112)	—	370

Ending balance	1,709,712	719,738	265,064	61,369	37,194	—	2,793,077

	For the year ended December 31, 2024
	Land	Building	Equipment and vehicles	Leasehold improvement	Construction in progress	Structures	Total
Beginning balance	1,709,712	719,738	265,064	61,369	37,194	—	2,793,077
Acquisitions	215	27,919	125,793	29,714	38,215	—	221,856
Disposals	(7,602)	—	(2,358)	(1,556)	—	—	(11,516)
Depreciation	—	(33,905)	(99,634)	(22,304)	—	—	(155,843)
Classification of assets held for sale	(26,007)	(12,416)	—	—	—	—	(38,423)
Transfer	(22,991)	(19,353)	6,440	853	(7,293)	—	(42,344)
Foreign currencies translation adjustments	1,876	726	4,409	3,061	333	—	10,405
Business combination	—	—	1,283	—	—	—	1,283
Others	7,245	512	4,584	815	(9)	—	13,147

Ending balance	1,662,448	683,221	305,581	71,952	68,440	—	2,791,642

F-16
2

	For the year ended December 31, 2025
	Land	Building	Equipment and vehicles	Leasehold improvement	Construction in progress	Structures	Total
Beginning balance	1,662,448	683,221	305,581	71,952	68,440	—	2,791,642
Acquisitions	27,841	30,287	159,726	29,173	80,507	—	327,534
Disposals	(998)	(1,262)	(2,087)	(1,366)	(31,355)	—	(37,068)
Depreciation (*)	—	(34,865)	(106,372)	(25,270)	—	(2)	(166,509)
Classification of assets held for sale	(78,582)	(28,897)	—	—	—	—	(107,479)
Transfer	57,009	(3,612)	7,751	1,342	(72,587)	100	(9,997)
Foreign currencies translation adjustments	(1,267)	(498)	(1,432)	(434)	(49)	—	(3,680)
Business combination	316,698	64,224	15,135	546	—	115	396,718
Others	—	(63)	(1,085)	15	805	—	(328)

Ending balance	1,983,149	708,535	377,217	75,958	45,761	213	3,190,833

(*)	Depreciation of premises and equipment (owned) is included in insurance service expenses and general and administrative expenses in the consolidated statement of comprehensive income.

(4)	Details of right-of-use assets as of December 31, 2024 and 2025 are as follows (Unit: Korean Won in millions):

	December 31, 2024
	Building	Equipment and vehicles	Total
Acquisition cost	1,031,511	39,113	1,070,624
Accumulated depreciation	(474,462)	(17,219)	(491,681)

Net carrying value	557,049	21,894	578,943

	December 31, 2025
	Building	Equipment and vehicles	Total
Acquisition cost	1,163,535	73,344	1,236,879
Accumulated depreciation	(609,387)	(37,508)	(646,895)

Net carrying value	554,148	35,836	589,984

(5)	Details of changes in right-of-use assets for the years ended December 31, 2023, 2024, and 2025 are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2023
	Building	Equipment and vehicles	Total
Beginning balance	349,494	15,589	365,083
New contracts	192,111	18,699	210,810
Changes in contract	25,570	138	25,708
Termination	(15,340)	(1,647)	(16,987)
Depreciation	(201,232)	(12,133)	(213,365)
Business combination	675	271	946
Others	11,424	63	11,487

Ending balance	362,702	20,980	383,682

F-16
3

	For the year ended December 31, 2024
	Building	Equipment and vehicles	Total
Beginning balance	362,702	20,980	383,682
New contracts	353,531	12,809	366,340
Changes in contract	80,622	78	80,700
Termination	(17,579)	(1,535)	(19,114)
Depreciation	(230,345)	(12,962)	(243,307)
Business combination	1,129	73	1,202
Others	6,989	2,451	9,440

Ending balance	557,049	21,894	578,943

	For the year ended December 31, 2025
	Building	Equipment and vehicles	Total
Beginning balance	557,049	21,894	578,943
New contracts	175,229	26,333	201,562
Changes in contract	59,921	(194)	59,727
Termination	(24,869)	(1,409)	(26,278)
Depreciation (*)	(258,847)	(13,332)	(272,179)
Business combination	45,256	2,317	47,573
Others	409	227	636

Ending balance	554,148	35,836	589,984

(*)	Depreciation of right-of-use assets for the current period is included in insurance service expenses and general and administrative expenses in the consolidated statement of comprehensive income.

17.	INTANGIBLE ASSETS

(1)	Details of intangible assets are as follows (Unit: Korean Won in millions):

	December 31, 2024
	Goodwill	Industrial property rights	Development cost	Other intangible assets	Membership deposit	Construction in progress	Total
Acquisition cost	482,707	2,419	965,131	1,511,286	55,444	6,598	3,023,585
Accumulated amortization	—	(1,971)	(689,440)	(1,204,181)	—	—	(1,895,592)
Accumulated impairment losses	—	—	—	(33,552)	(3,039)	—	(36,591)

Net carrying value	482,707	448	275,691	273,553	52,405	6,598	1,091,402

	December 31, 2025
	Goodwill	Industrial property rights	Development cost	Other intangible assets	Membership deposit	Construction in progress	Total
Acquisition cost	471,905	2,805	1,324,649	1,638,130	65,075	11,688	3,514,252
Accumulated amortization	—	(2,242)	(994,840)	(1,337,535)	—	—	(2,334,617)
Accumulated impairment losses	(84,911)	—	—	(33,552)	(4,525)	—	(122,988)

Net carrying value	386,994	563	329,809	267,043	60,550	11,688	1,056,647

F-16
4

(2)	Details of changes in intangible assets are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2023
	Goodwill	Industrial property rights	Development cost	Other intangible assets	Membership deposit	Construction in progress	Total
Beginning balance	397,527	643	212,627	192,373	42,917	3,027	849,114
Acquisitions	—	72	105,596	125,509	4,000	7,612	242,789
Disposal	—	—	—	(1,028)	(1,290)	—	(2,318)
Amortization (*)	—	(206)	(76,192)	(84,556)	—	—	(160,954)
Reversal(Provision) of impairment losses	—	—	—	—	37	—	37
Transfer	—	—	61	650	(392)	(350)	(31)
Business combination	41,527	—	—	18,882	2,565	—	62,974
Foreign currencies translation adjustments	6,039	—	(1)	854	4	(28)	6,868
Others	—	—	—	472	10	(2,119)	(1,637)

Ending balance	445,093	509	242,091	253,156	47,851	8,142	996,842

(*)	Amortization of other intangible assets amounting to 22,349 million Won is included in other operating expenses.

	For the year ended December 31, 2024
	Goodwill	Industrial property rights	Development cost	Other intangible assets	Membership deposit	Construction in progress	Total
Beginning balance	445,093	509	242,091	253,156	47,851	8,142	996,842
Acquisitions	—	18	96,140	94,047	6,988	25,376	222,569
Disposal	—	—	(113)	(1,794)	(2,665)	—	(4,572)
Amortization (*)	—	(188)	(75,417)	(93,679)	—	—	(169,284)
Reversal(Provision) of impairment losses	—	—	—	—	(296)	(575)	(871)
Transfer	—	109	12,990	11,067	(77)	(24,089)	—
Business combination	15,139	—	—	6,117	756	—	22,012
Foreign currencies translation adjustments	22,475	—	—	4,502	345	586	27,908
Others	—	—	—	137	(497)	(2,842)	(3,202)

Ending balance	482,707	448	275,691	273,553	52,405	6,598	1,091,402

(*)	Amortization of other intangible assets amounting to 28,509 million w on is included in other operating expenses.

F-16
5

	For the year ended December 31, 2025
	Goodwill	Industrial property rights	Development cost	Other intangible assets	Membership deposit	Construction in progress	Total
Beginning balance	482,707	448	275,691	273,553	52,405	6,598	1,091,402
Acquisitions	1,130	9	100,795	77,061	4,039	10,404	193,438
Disposal	—	—	—	(35)	(3,082)	(16)	(3,133)
Amortization (*)	—	(189)	(95,192)	(96,333)	—	—	(191,714)
Reversal(Provision) of impairment losses	(84,912)	—	—	—	(4)	575	(84,341)
Transfer	—	104	1	4,912	(74)	(4,943)	—
Business combination	—	191	48,514	10,132	7,268	—	66,105
Foreign currencies translation adjustments	(11,931)	—	—	(1,786)	(2)	(117)	(13,836)
Others	—	—	—	(461)	—	(813)	(1,274)

Ending balance	386,994	563	329,809	267,043	60,550	11,688	1,056,647

(*)
Amortization of other intangible assets amounting to 32,495 million won is included in other operating expenses, while
the remaining amortization is included in insurance service expenses and general and administrative expenses in
the consolidated statement of comprehensive income.

(3)	Goodwill

1)	Details of allocated goodwill based on each cash-generating unit as of December 31, 2024 and 2025 are as follows (Unit: Korean Won in millions):

Cash-generating unit (*1)	December 31, 2024	December 31, 2025
Woori Asset Management Corp.	45,066	45,066
Woori Asset Trust Co., Ltd.	141,780	102,582
Woori Venture Partners Co., Ltd.	41,527	41,527
Woori Investment Securities Co., Ltd.	15,139	15,139
PT Bank Woori Saudara Indonesia 1906 Tbk (*2)	109,262	72,404
WOORI BANK (CAMBODIA) PLC (*3)	64,584	47,589
PT Woori Finance Indonesia Tbk. (*4)	57,861	54,367
Others	7,488	8,320

Total	482,707	386,994

(*1)
Allocated to the cash-generating unit that will benefit from the synergy effect of the business combination, and the cash-generating unit is generally comprised of the operating segment or sub-sectors.

(*2)	The Group has acquired Saudara Bank to expand retail sales in Indonesia, and recognized the goodwill as it is expected to strengthen the competitiveness by securing a local sales network in Indonesia.
(*3)	The Group has acquired VisionFund Cambodia to expand retail sales in Cambodia, and recognized goodwill based on the economies of scale and acquired customer base.
(*4)
The Company acquired PT Batavia Prosperindo Finance Tbk to expand its installment financing operations in Indonesia. Goodwill was recognized due to the anticipated enhancement of competitiveness through securing a network in the Indonesian used car market and strengthening existing customer relationships.

F-16
6

2)	Impairment test
The recoverable amount of the cash-generating unit is measured at larger amount between the fair value less costs to sell and the value to use.
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

Category	Woori Investment Securities Co., Ltd. (*1)	Woori Asset Trust Co., Ltd. (*2)(*3)	Woori Asset Management Corp. (*1)	Woori Venture Partners Co., Ltd. (*1)	PT Bank Woori Saudara Indonesia 1906 Tbk (*2)	WOORI BANK (CAMBODIA) PLC (*2)	PT Woori Finance Indonesia Tbk (*1)
Discount rate (%).	15.15	14.82	16.19	13.23	12.96	12.83	14.48
Terminal growth rate (%)	1	1	1	1	1	1	1
Recoverable amount. (Unit: Korean won in millions)	1,314,484	453,902	442,380	247,197	1,106,424	591,103	154,408
Carrying amount (Unit: Korean won in millions)	1,208,399	381,319	221,967	231,289	1,136,686	606,555	146,840
Impairment loss	—	(39,198)	—	—	(30,262)	(15,452)	—

(*1)
Based on the results of the impairment test of goodwill, it has been concluded that the carrying amount of the cash-generating unit to which the goodwill is allocated does not exceed its recoverable amount.

(*2)
Based on the results of the impairment test of goodwill, an impairment loss was recognized as the carrying amount of the cash-generating unit to which the goodwill is allocated exceeded its recoverable amount.

(*3)	Amount recognized for the current period based on the impairment test performed upon identification of impairment indicators.

3)	Sensitivity analysis
The sensitivity of the fair value measurement to changes in significant but unobservable inputs used in measuring fair value is as follows (Unit: Korean Won in millions):

Category		Woori Investment Securities Co., Ltd.	Woori Asset Trust Co., Ltd.	Woori Asset Management Corp.	Woori Venture Partners Co., Ltd.	PT Bank Woori Saudara Indonesia 1906 Tbk	WOORI BANK (CAMBODIA) PLC	PT Woori Finance Indonesia Tbk
Discount rate (%).	Increase by 1.0% point	(167,568)	(30,766)	(24,947)	(33,705)	(97,991)	(52,311)	(12,212)
	Decrease by 1.0% point	206,668	37,046	29,634	42,300	116,379	62,246	14,235
Terminal growth rate (%)	Increase by 1.0% point	140,527	21,975	16,999	29,384	78,719	42,278	9,220
	Decrease by 1.0% point	(116,990)	(18,310)	(14,378)	(23,668)	(66,567)	(35,687)	(7,946)

F-16
7

18.	ASSETS HELD FOR SALE
Assets held for sale are as follows (Unit: Korean Won in millions):

Assets (*)	December 31, 2024	December 31, 2025
Premises and equipment	31,266	91,480
Others	42,723	77,011

Total	73,989	168,491

(*)	The Group classifies assets as held for sale that are highly likely to be sold within one year from December 31, 2024 and December 31, 2025.
The Group measured assets held for sale at the lower of their net fair value or carrying amount.
The Group has decided to sell some of the Premises and Equipment through internal consultation during the current year and classified the property as non-current assets held for sale. The assets are expected to be sold within 12 months, and those that were scheduled to be sold at the end of the prior year have been sold and removed. On the other hand, other assets that are expected to be sold as of the end of the current year are classified as assets that are expected to be sold within one year due to the possibility of being sold as buildings and land acquired through auction.

19.	ASSETS SUBJECT TO LIEN AND ASSETS ACQUIRED THROUGH FORECLOSURES

(1)	Assets subjected to lien are as follows (Unit: Korean Won in millions):

		December 31, 2024
		Collateral given to	Amount	Reason for collateral
Financial assets at FVTPL	Korean treasury and government bonds, etc.	Shinhan Bank, etc.	1,271,304	Related to bonds sold under repurchase agreements (*1)
	Korean treasury and government bonds, etc.	Korea Securities Depository	240,005	Securities borrowing collateral
	Korean treasury and government bonds, etc.	SHINHAN SECURITIES CO, etc.	11,134	Future trading collateral
	Korean financial institutions’ debt securities, etc.	DBS BANK LTD, SEL, etc.	698,231	Variable margin deposit for CSA, etc.
	Korean capital contributions, etc.	Korea Software Financial Cooperative	109	Bid guarantee, etc.
Financial assets at FVTOCI	Korean financial institutions’ debt securities, etc.	CITIBANK LONDON, etc.	74,143	Related to bonds sold under repurchase agreements (*1)
	Korean treasury and government bonds	Industrial Bank of Korea	10,115	Related to bonds sold under repurchase agreements (*1)
	Korean financial institutions’ debt securities, etc.	The BOK, etc.	8,863,286	Settlement risk, etc.
	Debt securities in foreign currencies	Central Bank of Brazil, etc.	164,136	Related to bonds sold under repurchase agreements (*1)
	Debt securities in foreign currencies	RJF	110,530	Related to the borrowing limit
	Debt securities in foreign currencies	SOCIETE GENERALE, PAR, etc.	358,781	Variable margin deposit for CSA, etc.

F-16
8

		December 31, 2024
		Collateral given to	Amount	Reason for collateral
Securities at amortized cost	Korean treasury and government bonds	The BOK, etc.	11,526,197	Settlement risk, etc.
	Debt securities in foreign currencies	NATIXIS	41,442	Related to bonds sold under repurchase agreements (*1)
	Debt securities in foreign currencies	RJF, etc.	34,508	Related to the borrowing limit
Loan at amortized cost and other financial assets	Due from banks in local currency	KEB Hana Bank Co., Ltd., etc.	6,431	Collateral for difference settlement
	Other due from banks in local currency	Korea Exchange Co.,Ltd.	3	Korean Won CCP margin
	Other due from banks in foreign currency	BNP-PARIBAS, PAR, etc.	647,782	Variable margin deposit for CSA, etc.
	Mortgage loan	Public offering	1,790,810	Related to covered bonds
Premises and Equipment	Land and building	Gakorea Co., Ltd , etc.	1,808	Right to collateral and others (*2)
Investment properties	Land and building	Gakorea Co., Ltd.	5,211	Right to collateral (*2)

		Total	25,855,966

(*1)
The Group has the agreement to repurchase the sold assets at the predetermined price or the price that includes the rate of return and to provide the guarantee on the assets. The transferee has the right to sell or to provide as guarantee. Therefore, the Group does not derecognize the assets, but recognizes the relevant amounts as liability (bonds sold under repurchase agreements). The asset is equivalent to a mortgage-backed debt security.

(*2)	The maximum pledge amount is 339 million Won.

		December 31, 2025
		Collateral given to	Amount	Reason for collateral
Financial assets at FVTPL	Korean treasury and government bonds, etc.	Korea Securities Depository, etc.	1,935,048	Related to bonds sold under repurchase agreements (*1)
	Korean treasury and government bonds, etc.	Korea Securities Depository, etc.	656,478	Securities borrowing collateral
	Korean treasury and government bonds, etc.	The BOK, etc.	1,814,134	Settlement risk, etc.
	Korean treasury and government bonds, etc.	SHINHAN SECURITIES CO, etc.	24,454	Future trading collateral
	Korean treasury and government bonds, etc.	NEXT SECURITIES (Futures), etc.	36,743	Collateral for derivative contracts, etc.
	Korean financial institutions’ debt securities, etc.	ING BANK, etc.	587,591	Variable margin deposit for CSA, etc.
	Korean capital contributions, etc.	Korea Software Financial Cooperative, etc.	9,279	Bid guarantee
	Due from banks in local currency	KB SECURITIES	1,024	Equity-related derivatives, etc.

F-1
69

		December 31, 2025
		Collateral given to	Amount	Reason for collateral
Financial assets at FVTOCI	Korean treasury and government bonds, etc.	The BOK, etc.	3,974,635	Related to bonds sold under repurchase agreements (*1)
	Korean financial institutions’ debt securities, etc.	The BOK, etc.	927,890	Related to bonds sold under repurchase agreements (*1)
	Korean treasury and government bonds, etc.	The BOK, etc.	362,317	Settlement risk, etc.
	Korean financial institutions’ debt securities, etc.	The BOK, etc.	9,283,095	Settlement risk, etc.
	Korean treasury and government bonds, etc.	Korea Securities Finance Corporation	20,117	Securities borrowing collateral
	Korean treasury and government bonds, etc.	Industrial Bank of Korea etc.	1,137,895	Collateral for derivative contracts, etc.
	Foreign currency debt securities	CCIL Exchange	150,656	Related to bonds sold under repurchase agreements (*1)
	Foreign currency debt securities	SOCIETE GENERALE	386,609	Variable margin deposit for CSA, etc.
	Foreign currency debt securities	RJF	93,681	Related to the borrowing limit
Securities at amortized cost	Korean treasury and government bonds, etc.	The BOK, etc.	9,100,505	Settlement risk, etc.
	Korean financial institutions’ debt securities, etc.	The BOK, etc.	5,098,911	Settlement risk, etc.
	Foreign currency debt securities	NATIXIS	12,145	Related to bonds sold under repurchase agreements (*1)
	Foreign currency debt securities	RJF, etc.	30,441	Related to the borrowing limit
Loan at amortized cost and other financial assets	Due from banks in local currency	KEB Hana Bank Co., Ltd., etc.	40,431	Collateral for difference settlement
	Due from banks in local currency	Shinhan Life Insurance Co., Ltd.	30	Related to refund liabilities for insurance contract commissions
	Other due from banks in local currency	MetLife Insurance Co., Ltd.	25	Related to refund liabilities for insurance contract commissions
	Other due from banks in local currency	Korea Exchange Co., Ltd.	3,362	Korean Won CCP margin
	Other due from banks in local currency	MSBI LIMITED Seoul	12,634	Variable margin deposit for CSA, etc
	Other due from banks in foreign currency	GOLDMAN SACHS INTL, etc.	353,030	Variable margin deposit for CSA, etc
	Mortgage loan	Public offering	2,067,313	Related to covered bonds
Premises and Equipment	Land and building	Gakorea Co., Ltd., etc.	1,808	Right to collateral and others (*2)
Investment properties	Land and building	Gakorea Co., Ltd., etc.	103,267	Right to collateral (*2)

		Total	38,225,548

F-17
0

(*1)
The Group has the agreement to repurchase the transferred assets at a predetermined price or at the selling price plus a specified rate of return, and the assets are provided as collateral as bonds for which the financial assets are not derecognized. The transferee has the right to sell or to provide as guarantee. Therefore, the Group does not derecognize the assets, but recognizes the relevant amounts as liability (bonds sold under repurchase agreements). The asset is equivalent to a mortgage-backed debt security.

(*2)	The maximum pledge amount is 17,008 million Won.

(2)	Details of assets acquired through foreclosures are as follows (Unit: Korean Won in millions):

	December 31, 2024	December 31, 2025
Investment properties
Land	6,463	4,195
Building	23	—
Sub-total	6,486	4,195
Other assets
Building for non-business use (*1)	46,218	44,729
Movables for non-business use (*2)	110	114
Real estate assessment provision for non-business use	(1,898)	(1,794)
Sub-total	44,430	43,049
Assets held for sale
Land	2,215	369
Building	1,780	862
Sub-total	3,995	1,231

Total	54,911	48,475

(*1)	The cumulative depreciation amount as of December 31, 2024 and 2025 is 2,357 million Won and 3,120 million Won, respectively.
(*2)	The cumulative depreciation amount as of December 31, 2024 and 2025 is 387 million Won and 370 million Won, respectively.

(3)	Securities loaned are as follows (Unit: Korean Won in millions):

		December 31, 2024	December 31, 2025	Loaned to
Financial assets at FVTPL	Korean treasury and government bonds, etc.	12,361	—	Korea Securities Finance Corporation
Financial assets at FVTOCI	Korean treasury and government bonds, etc.	—	5,573,299	Korea Securities Finance Corporation and others
	Foreign currency debt securities		101,439	Nomura Financial Investment (Korea) Co., Ltd.
Securities loaned are lending of specific securities to borrowers who agree to return the same amount of the same security at the end of lending period. As the Group does not derecognize these securities.

(4)	Collaterals held that can be disposed and re-subjected to lien regardless of defaults of counterparties

Fair values of collaterals held that can be disposed and re-subjected to lien regardless of defaults of counterparties as of December 31, 2024 and 2025 are as follows (Unit: Korean Won in millions):

	December 31, 2024
	Fair values of collaterals	Fair values of collaterals were disposed or re-subjected to lien
Securities	10,640,153	—

	December 31, 2025
	Fair values of collaterals	Fair values of collaterals were disposed or re-subjected to lien
Securities	14,673,954	—

20.	OTHER ASSETS
Details of other assets are as follows (Unit: Korean Won in millions):

	December 31, 2024	December 31, 2025
Lease assets	3,965,839	3,823,620
Prepaid expenses	359,638	416,230
Advance payments	194,881	75,234
Non-operational assets	44,430	43,050
Others	40,575	66,594

Total	4,605,363	4,424,728

21.	FINANCIAL LIABILITIES AT FVTPL

(1)	Financial liabilities at FVTPL are as follows (Unit: Korean Won in millions):

	December 31, 2024	December 31, 2025
Financial instruments at fair value through profit or loss	9,348,781	5,889,433

Financial liabilities designated to be measured at FVTPL	547,816	467,501

Total	9,896,597	6,356,934

(2)	Financial liabilities at fair value through profit or loss measured at fair value are as follows (Unit: Korean Won in millions):

	December 31, 2024	December 31, 2025
Deposits
Gold banking liabilities	74,205	263,251
Borrowings
Securities sold	182,478	496,518
Derivative liabilities	9,092,098	5,129,664

Total	9,348,781	5,889,433

(3)	Financial liabilities designated to be measured at FVTPL are as follows (Unit: Korean Won in millions):

	December 31, 2024	December 31, 2025
Deposits due to customers
Time deposits	547,816	467,501

F-17
2

In accordance with documented risk management or investment strategies, the group manages a portfolio of financial instruments on a fair value basis and evaluates their performance. Therefore, under IFRS 9
Financial Instrument
, financial liabilities are designated to be measured at FVTPL as this provides more relevant information.

(4)	Changes in fair value due to change in credit risk reflected in financial liabilities designated to be measured at FVTPL are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2023	2024	2025
Financial liabilities designated to be measured at FVTPL at the end of each period	—	547,816	467,501
Changes in fair value due to change in credit risk (*)	—	(1,831)	74
Accumulated change in fair value due to change in credit risk (*)	—	(1,831)	(1,757)

(*)
The amounts recognized in other comprehensive income related to financial liabilities designated to be measured at FVTPL are 1,831 million Won with an accumulated profit of 1,831 million Won during the year ended December 31, 2024. The amounts recognized in other comprehensive loss related to financial liabilities designated to be measured at FVTPL are 74 million Won with an accumulated profit of 1,757 million Won during the year ended December 31, 2025.

The adjustment to reflect the Group’s credit risk is considered in measuring the fair value of deposits due to customers. The Group’s credit risk is determined by adjusting credit spread observed in credit rating of the Group.

(5)	The difference between carrying amount and nominal amount at maturity of financial liabilities designated to be measured at FVTPL are as follows (Unit: Korean Won in millions):

	December 31, 2024	December 31, 2025
Carrying amount	547,816	467,501
Nominal amount at maturity	530,000	450,000
Difference	17,816	17,501

22.	DEPOSITS DUE TO CUSTOMERS
Details of deposits due to customers by type are as follows (Unit: Korean Won in millions):

	December 31, 2024	December 31, 2025
Deposits in local currency:
Deposits on demand	7,880,603	8,195,492
Savings deposits with withdrawal on demand	115,527,487	125,367,093
Other savings deposits	175,380,553	173,435,409
Mutual installment	19,901	18,219
Deposits on notes payables	4,000,894	3,685,924
Deposits on CMA	120,666	112,671
Certificate of deposits	11,742,425	9,274,299
Other deposits	1,037,811	955,588

Sub-total	315,710,340	321,044,695

Deposits in foreign currencies:
Deposits in foreign currencies	50,988,673	55,428,606
Present value discount	(144,359)	(138,961)

Sub-total	50,844,314	55,289,645

Customers’ deposits for beneficiary	266,502	246,505

Total	366,821,156	376,580,845

F-17
3

23.	BORROWINGS AND DEBENTURES

(1)	Details of borrowings are as follows (Unit: Korean Won in millions):

	December 31, 2024
	Lenders	Interest rate (%)	Amount
Borrowings in local currency:
Borrowings from The BOK	The BOK	1.5	1,981,928
Borrowings from government funds	Small Enterprise and Market Service and others	0.0 ~ 3.5	2,165,257
Others	The Korea Development Bank and others	0.0 ~ 5.6	7,955,941

Sub-total			12,103,126
Borrowings in foreign currencies:
Borrowings in foreign currencies	The Export-Import Bank of Korea and others	0.0 ~ 12.0	15,081,035
Bills sold	Others	0.0 ~ 2.7	3,690
Call money	Bank and others	1.7 ~ 4.9	1,402,780
Bonds sold under repurchase agreements	Other financial institutions	1.0 ~ 12.2	1,530,767
Present value discount			(4,367)

Total			30,117,031

	December 31, 2025
	Lenders	Interest rate (%)	Amount
Borrowings in local currency:
Borrowings from The BOK	The BOK	1.0	1,845,239
Borrowings from government funds	Small Enterprise and Market Service and others	0.0 ~ 3.5	2,195,534
Others	The Korea Development Bank and others	0.0 ~ 4.6	8,378,570

Sub-total			12,419,343
Borrowings in foreign currencies:
Borrowings in foreign currencies	The Export-Import Bank of Korea and others	0.8 ~ 10.0	13,071,842
Bills sold	Others	0.0 ~ 2.0	1,033
Call money	Bank and others	1.7 ~ 10.0	2,013,940
Bonds sold under repurchase agreements	Other financial institutions	1.0 ~ 14.9	6,678,468
Present value discount			(1,359)

Total			34,183,267

F-17
4

(2)	Details of debentures are as follows (Unit: Korean Won in millions):

	December 31, 2024		December 31, 2025
	Interest rate (%)	Amount	Interest rate (%)	Amount
Face value of bond (*) :
Ordinary bonds	0.8 ~ 7.5	41,665,997	0.8 ~ 7.5	47,124,232
Subordinated bonds	1.9 ~ 5.1	4,421,380	1.9 ~ 6.7	6,683,193
Other bonds	1.6 ~ 17.0	2,250,672	2.9 ~ 17.0	1,782,423

Sub-total		48,338,049		55,589,848

Discounts on bonds		(130,946)		(6,456)

Total		48,207,103		55,583,392

(*)
Included debentures under fair value hedge amounting to and 3,952,047 million Won and 4,046,624 million Won as of December 31, 2024 and 2025 respectively. Also, debentures under cash flow hedge amounting to 1,860,100 million Won and 1,410,514 million Won are included as of December 31, 2024 and 2025 respectively.

24.	INSURANCE CONTRACTS

(1)	Details of insurance contracts assets and insurance contracts liabilities are as follows (Unit: Korean Won in millions):

	December 31, 2025
	Life	Health	Annuity/Savings and others	Variable	Total
Insurance contracts assets	—	—	—	—	—
Insurance contracts liabilities	8,078,577	8,032,075	25,460,803	4,002,409	45,573,864

Net insurance contracts liabilities (asset)	8,078,577	8,032,075	25,460,803	4,002,409	45,573,864

(2)	Assumptions for current estimates of future cash flows and basis for calculation for the year ended December 31, 2025, are as follows:

1)	Tongyang Life Insurance Co., Ltd.

	Experience rate (%)	Basis
Lapse ratio	0% ~ 66.5%
The ratio of surrender value to contract insurance premiums calculated by insurance type, payment method, channels, period of premium payments and durations computed based on experience statistics from the most recent 5 years as of June 30, 2025.

Loss ratio	7.1% ~ 774.9%
The ratio of claims paid to risk premiums calculated by collateral, gender, channels and experience life table based on experience statistics from the most recent 5 years as of June 30, 2025.
* For PYTREND and CHN, the most recent 5-year experience statistics are used and for Trend, the most 10-year experience statistics are used.

F-17
5

	Experience rate (%)	Basis

Operating expense ratio	—
The acquisition and operating expense ratio is calculated by channels and insurance type as a proportionate unit cost based on operating expenses spendings and experience statistics from the most recent year as of June 30, 2025. (recent 3 years for investment management cost)
* Agent commission fees and sales promotion expenses are measured by policy duration based on the amounts expected to be actually incurred, in accordance with applicable regulations such as commission payment guidelines.
* Depending on the characteristics of cost incurrence, cost drivers applied include converted results, the number of new and existing contracts, projected acquisition and operating expenses, insurance premiums, reserve funds and others.

Discount rate	3.53% ~ 4.20%
A total of 1,000 interest rate scenarios were applied by estimating parameters that ensure consistency with market-traded
assets, based on an adjusted risk-free interest rate term structure reflecting long-term forward rates and liquidity premiums.

Confidence level of the risk adjustment for non-financial risk	75%	Under the assumption that probability distribution of present value of future cash flows as at each reporting date follows normal distribution, risk adjustment is calculated as the amount which 75th percentile exceeds the probability weighted average of present value of future cash flows.

2)	ABL Life Insurance Co., Ltd.

	Experience rate (%)	Basis
Lapse ratio	0% ~ 61%
The ratio of surrender value to contract insurance premiums calculated by interest level, insurance type, payment method, channels, level of surrender value of insurance contracts, period of premium payments and durations computed based on experience statistics from the most recent 5 years as of June 30, 2025.
* Lapse rates for insurance with non-surrender value or
low-surrender
value are determined in accordance with the Actuarial Standard of Practice on the calculation and application of actuarial assumptions.

Loss ratio	5% ~ 1,314%
The ratio of claims paid to risk premiums calculated by collateral, gender, age, channels, experience life table and others based on experience statistics from the most recent 5 years as of June 30, 2025.
* Determined in accordance with the Actuarial Standard of Practice on the calculation and application of actuarial assumptions.
*The claims paid are based on the statistics of the 5 years preceding the occurrence of the accident and are determined by taking into account the progress rate of the incurred but not reported losses.

F-17
6

	Experience rate (%)	Basis

Operating expense ratio	—
The acquisition and operating expense ratio is calculated as a proportionate unit cost of initial premium, converted results, the number of contracts, premium, claim payments, reserve funds, policy loans and others based on experience statistics from the most recent years and business plan, the company’s future expense cost reflected.
* Statistics period: applying 1-year for contract execution expense, contract maintenance expense, claims handling cost and investment management cost, and 3-year for investment management cost of policy loans.

Discount rate	(4.57)% ~ 26.06%
By estimating the parameter that is consistent with assets traded in the market, apply 1,000 interest rate scenarios to the adjusted risk-free term structure of interest rates, which incorporates the long-term forward rate and liquidity premium.

Confidence level of the risk adjustment for non-financial risk	75%
Under the assumption that probability distribution of present value of future cash flows as at each reporting date follows normal distribution, calculate risk adjustment as the amount which 75th percentile exceeds the probability weighted average of present value of future cash flows.

F-1
7
7

(3)
Changes in liabilities for remaining coverage and liabilities for claims incurred within insurance contracts liabilities for the year ended December 31, 2025, are as follows (Unit: Korean Won in millions):

		December 31, 2025
		Liability (asset) for remaining coverage		Liability (asset) for incurred claims	Total
		Excluding loss component	Loss component
Beginning balance	Insurance contracts assets	—	—	—	—
	Insurance contracts liabilities	—	—	—	—

	Net insurance contracts liabilities (asset)	—	—	—	—

Increase due to business combinations	Insurance contracts assets	—	—	—	—
	Insurance contracts liabilities	44,945,543	121	2,121,606	47,067,270

	Net insurance contracts liabilities (asset)	44,945,543	121	2,121,606	47,067,270

Insurance income	Insurance contracts under conversion	(1,005,778)	—	—	(1,005,778)

	Sub-total	(1,005,778)	—	—	(1,005,778)

Insurance service expense	Insurance expenses and insurance service expenses incurred	6,922	(288)	689,745	696,379
	Amortization of insurance acquisition cash flows	148,980	—	—	148,980
	Changes in liability for incurred claims	—	—	23,777	23,777
	Reversal of loss components	—	32,478	—	32,478

	Sub-total	155,902	32,190	713,522	901,614

Insurance service result		(849,876)	32,190	713,522	(104,164)

Insurance finance interest income and other insurance finance income	Net income	1,093,463	63	38,709	1,132,235
	Other comprehensive income	(2,395,497)	—	(379)	(2,395,876)

	Sub-total	(1,302,034)	63	38,330	(1,263,641)

Total Changes in net income, other comprehensive income and insurance service result		(2,151,910)	32,253	751,852	(1,367,805)

Investment components excluded from insurance service result and insurance finance income		(2,308,250)	—	2,308,250	—

F-1
78

		December 31, 2025
		Liability (asset) for remaining coverage		Liability (asset) for incurred claims	Total
		Excluding loss component	Loss component

Cash flow	Premium received	3,496,221	—	—	3,496,221
	Insurance acquisition cash flow	(649,882)	—	—	(649,882)
	Claims and other insurance service expenses paid including investment components	(60,533)	—	(2,920,102)	(2,980,635)

	Sub-total	2,785,806	—	(2,920,102)	(134,296)

Other increase (decrease)		(738)	88	9,345	8,695
Ending balance	Insurance contracts assets	—	—	—	—
	Insurance contracts liabilities	43,270,451	32,462	2,270,951	45,573,864

	Net insurance contracts liabilities (asset)	43,270,451	32,462	2,270,951	45,573,864

(4)
Changes in the estimate of the present value of the future cash flows, risk adjustment for non-financial risk and contractual service margin for the year ended December 31, 2025, are as follows (Unit: Korean Won in millions):

		December 31, 2025
		Estimate of the present value of future cash flows	Risk adjustment for non-financial risk	Insurance contracts under conversion	Total
Beginning balance	Insurance contracts assets	—	—	—	—
	Insurance contracts liabilities	—	—	—	—

	Net insurance contracts liabilities (asset)	—	—	—	—

Increase due to business combinations	Insurance contracts assets	—	—	—	—
	Insurance contracts liabilities	42,710,666	773,337	3,583,267	47,067,270

	Net insurance contracts liabilities (asset)	42,710,666	773,337	3,583,267	47,067,270

Changes related to current service	Amortization of contractual service margin	—	—	(154,187)	(154,187)
	Changes in risk adjustment for non-financial risk	—	(26,471)	—	(26,471)
	Experience adjustments	20,234	5	—	20,239

	Sub-total	20,234	(26,466)	(154,187)	(160,419)

Changes related to future service	Change in estimate adjusting contractual service margin	936,116	(30,014)	(906,102)	—
	Change in estimate adjusting losses (reversal) of group of onerous contracts	53,294	(28,990)	—	24,304
	Effect of initially recognized contracts	(488,210)	49,342	447,042	8,174

	Sub-total	501,200	(9,662)	(459,060)	32,478

F-1
79

		December 31, 2025
		Estimate of the present value of future cash flows	Risk adjustment for non-financial risk	Insurance contracts under conversion	Total
Changes related to past service	Changes in liability for incurred claims	22,770	1,007	—	23,777

	Sub-total	22,770	1,007	—	23,777

Insurance service result		544,204	(35,121)	(613,247)	(104,164)

Insurance finance interest income and other insurance finance income	Net income	1,059,968	8,724	63,543	1,132,235
	Other comprehensive income	(2,397,918)	2,042	—	(2,395,876)

	Sub-total	(1,337,950)	10,766	63,543	(1,263,641)

Total Changes in net income, other comprehensive income and insurance service result		(793,746)	(24,355)	(549,704)	(1,367,805)

Cash flow	Premium received	3,496,221	—	—	3,496,221
	Insurance acquisition cash flow	(649,882)	—	—	(649,882)
	Claims and other insurance service expenses paid including investment components	(2,980,630)	(5)	—	(2,980,635)

	Sub-total	(134,291)	(5)	—	(134,296)

Other increase (decrease)		8,695	—	—	8,695

Ending balance	Insurance contracts assets	—	—	—	—
	Insurance contracts liabilities	41,791,324	748,977	3,033,563	45,573,864

	Net insurance contracts liabilities (asset)	41,791,324	748,977	3,033,563	45,573,864

(5)
The effect on the consolidated statement of financial position at the time of initial recognition of new insurance contracts for the year ended December 31, 2025 is as follows (Unit: Korean Won in millions):

		December 31, 2025
		The estimates of the present value of future cash outflows		The estimates of the present value of future cash inflows	Risk adjustment for non- financial risk	Contractual Service Margin	Total	Loss at initial recognition
		Insurance acquisition cash flow	Insurance expenses and insurance
Initial recognition of new insurance contracts (*1)	Non-onerous contracts	608,795	3,444,352	(4,546,284)	46,095	447,042	—	—
	Onerous contracts	46,026	227,758	(268,857)	3,247	—	8,174	8,174
Sub-total		654,821	3,672,110	(4,815,141)	49,342	447,042	8,174	8,174

Business Combination		630,150	101,042,991	(58,962,475)	773,337	3,583,267	47,067,270	121

Total		1,284,971	104,715,101	(63,777,616)	822,679	4,030,309	47,075,444	8,295

(*1)	There are no insurance contracts acquired in a transfer.

F-18
0

(6)
Expected amounts of insurance revenue to be recognized in profit or loss by the anticipated amortization period of the contractual service margin (CSM) for insurance contracts as of December 31, 2025, are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2025
	1 year	2 years	3 years	4 years	5 years	6 years to 10 years	11 years to 20 years	21 years to 30 years	More than 30 years	Total
Life	30,628	28,920	28,431	28,613	28,616	131,482	222,769	180,182	275,902	955,543
Health	78,792	70,989	62,633	57,086	52,756	213,953	331,027	259,354	397,794	1,524,384
Annuity/Savings and others	46,266	41,112	37,263	33,865	29,973	104,470	76,944	29,301	17,550	416,744
Variable	16,368	14,377	12,600	10,898	9,375	31,108	27,175	9,890	5,101	136,892

Total	172,054	155,398	140,927	130,462	120,720	481,013	657,915	478,727	696,347	3,033,563

(7)	Details and fair value of underlying assets of participating insurance contracts as of December 31, 2025, are as follows (Unit: Korean Won in millions):

December 31, 2025
Cash and deposits	257,847
Securities	2,594,648
Other assets	75,383

Total	2,927,878

(8)
Amount related to time value of money related to risk mitigation for participating insurance contracts, financial risks allocated and changes in fulfillment cash flows that are not recognized as contractual service margin as of December 31, 2025, is as follows (Unit: Korean Won in millions):

December 31, 2025
Not recognized as contractual service margin	50,448

(9)	No amounts from the valuation of financial assets at FVTOCI relate to the insurance contracts under the fair value approach or conversion of the modified retrospective approach.

F-18
1

25.	REINSURANCE CONTRACTS

(1)	Details of reinsurance contracts assets and reinsurance contracts liabilities are as follows (Unit: Korean Won in millions):

	December 31, 2025
	Life	Health	Annuity/ Savings and others	Total
Reinsurance contracts assets	381,667	231,261	7,279	620,207
Reinsurance contracts liabilities	52,842	131,344	606	184,792

Net reinsurance contracts asset (liabilities)	328,825	99,917	6,673	435,415

(2)
Changes in liabilities for remaining coverage and liabilities for incurred claims within reinsurance contracts liabilities that premium allocation approach was not applied for the year ended December 31, 2025, are as follows (Unit: Korean Won in millions):

		December 31, 2025
		Liability (asset) for remaining coverage		Asset (liability) for incurred claims	Total
		Excluding loss recovery component	Loss recovery component
Beginning balance	Reinsurance contracts assets	—	—	—	—
	Reinsurance contracts liabilities	—	—	—	—

	Net reinsurance contracts assets (liabilities)	—	—	—	—

Increase due to business combinations	Reinsurance contracts assets	582,962	—	3,484	586,446
	Reinsurance contracts liabilities	153,241	—	(16,892)	136,349

	Net reinsurance contracts assets (liabilities)	429,721	—	20,376	450,097

Reinsurance expenses	Reinsurance contracts under conversion	(37,012)	—	—	(37,012)
	Net reinsurance contracts under conversion	(37,012)	—	—	(37,012)
Reinsurance income	Reinsurance expenses and reinsurance service expenses incurred	—	56	32,285	32,341
	Changes in asset for incurred claims	—	—	3,745	3,745
	Reversal of loss components	—	633	—	633

Sub-total		—	689	36,030	36,719

Reinsurance service result		(37,012)	689	36,030	(293)
Reinsurance finance interest income and other insurance finance income	Effect of changes in credit risk of reinsurance liabilities	365	—	—	365
	Net income	6,115	278	512	6,905
	Other comprehensive income	(20,099)	—	(58)	(20,157)

Sub-total		(13,619)	278	454	(12,887)

F-18
2

		December 31, 2025
		Liability (asset) for remaining coverage		Asset (liability) for incurred claims	Total
		Excluding loss recovery component	Loss recovery component
Total Changes in net income, other comprehensive income and reinsurance service result		(50,631)	967	36,484	(13,180)
Reinsurance service result and investment components excluded from reinsurance finance interest income and other insurance finance income		(39,806)	—	39,806	—
Cash flow	Premium paid	62,921	—	—	62,921
	Claims and other reinsurance service expenses paid including investment components	(6,662)	—	(59,840)	(66,502)

Sub-total		56,259	—	(59,840)	(3,581)

Other increase (decrease)		—	—	2,079	2,079
Ending balance	Reinsurance contracts assets	460,626	125,747	33,834	620,207
	Reinsurance contracts liabilities	65,083	124,780	(5,071)	184,792

	Net reinsurance contracts asset (liabilities)	395,543	967	38,905	435,415

(3)
Changes in the estimate of the present value of the future cash flows, risk adjustment for non-financial risk and contractual service margin for the year ended December 31, 2025, are as follows (Unit: Korean Won in millions):

		December 31, 2025
		Estimate of the present value of future cash flows	Risk adjustment for non-financial risk	Reinsurance contracts under conversion	Total
Beginning balance	Reinsurance contracts assets	—	—	—	—
	Reinsurance contracts liabilities	—	—	—	—

	Net reinsurance contracts asset (liabilities)	—	—	—	—

Increase due to business combinations	Reinsurance contracts assets	470,958	17,215	98,273	586,446
	Reinsurance contracts liabilities	289,635	(20,976)	(132,310)	136,349

	Net reinsurance contracts asset (liabilities)	181,323	38,191	230,583	450,097

Changes related to current service	Amortization of contractual service margin	—	—	(7,868)	(7,868)
	Changes in risk adjustment for non-financial risk	—	(1,024)	—	(1,024)
	Experience adjustments	4,221	—	—	4,221

Sub-total		4,221	(1,024)	(7,868)	(4,671)

F-18
3

		December 31, 2025
		Estimate of the present value of future cash flows	Risk adjustment for non-financial risk	Reinsurance contracts under conversion	Total
Changes related to future service	Change in estimate adjusting contractual service margin	133,284	(990)	(132,294)	—
	Change in estimate adjusting loss recovery component	6,196	(5,715)	—	481
	Effect of initially recognized contracts	(572)	38	686	152

Sub-total		138,908	(6,667)	(131,608)	633

Changes related to past service	Changes in asset for incurred claims	3,643	102	—	3,745

Sub-total		3,643	102	—	3,745

Reinsurance service result		146,772	(7,589)	(139,476)	(293)
Reinsurance finance interest income and other insurance finance income	Effect of changes in credit risk of reinsurance liabilities	365	—	—	365
	Net income	2,732	273	3,900	6,905
	Other comprehensive income	(19,685)	(472)	—	(20,157)

Sub-total		(16,588)	(199)	3,900	(12,887)

Total Changes in net income, other comprehensive income and reinsurance service result		130,184	(7,788)	(135,576)	(13,180)
Cash flow	Premium paid	62,921	—	—	62,921
	Claims and other reinsurance service expenses paid including investment components	(66,502)	—	—	(66,502)

Sub-total		(3,581)	—	—	(3,581)

Other increase (decrease)		2,079	—	—	2,079
Ending balance	Reinsurance contracts assets	371,842	24,068	224,297	620,207
	Reinsurance contracts liabilities	61,837	(6,335)	129,290	184,792

	Net reinsurance contracts asset (liabilities)	310,005	30,403	95,007	435,415

F-18
4

(4)
The effect on the consolidated statement of financial position at the time of initial recognition of new reinsurance contracts for the year ended December 31, 2025 is as follows (Unit: Korean Won in millions):

		December 31, 2025
		The estimates of the present value of future cash outflows	The estimates of the present value of future cash inflows	Risk adjustment for non- financial risk	Contractual Service Margin	Total	Loss recovery component at initial recognition
Initial recognition of new reinsurance contracts (*1)	Non-profitable group of contracts	(558)	480	5	73	—	—
	Profitable group of contracts	(3,265)	2,771	33	613	152	152
	Sub-total	(3,823)	3,251	38	686	152	152

Business Combination		(2,665,609)	2,846,933	38,190	230,583	450,097	—

	Total	(2,669,432)	2,850,184	38,228	231,269	450,249	152

(*1) There are no reinsurance contracts acquired in a transfer.

(5)
Expected amounts of insurance revenue to be recognized in profit or loss by the anticipated amortization period of the contractual service margin (CSM) for reinsurance contracts as of December 31, 2025, are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2025
	1 year	2 years	3 years	4 years	5 years	6 years to 10 years	11 years to 20 years	21 years to 30 years	More than 30 years	Total
Life	366	340	320	302	287	1,185	1,627	934	555	5,916
Health	(25,395)	(23,719)	(18,737)	(13,295)	(5,064)	25,764	71,820	51,391	26,026	88,791
Annuity/Savings and others	43	38	33	29	25	78	45	9	—	300

Total	(24,986)	(23,341)	(18,384)	(12,964)	(4,752)	27,027	73,492	52,334	26,581	95,007

26.	PROVISIONS

(1)	Details of provisions are as follows (Unit: Korean Won in millions):

	December 31, 2024	December 31, 2025
Asset retirement obligation	97,772	106,786
Provisions for guarantees (*1)	71,470	79,317
Provisions for unused loan commitments	137,562	137,081
Other provisions (*2)	304,624	467,549

Total	611,428	790,733

(*1)	Provisions for guarantees includes provision for financial guarantee of 48,785 million Won and 52,733 million Won as of December 31, 2024 and 2025, respectively.
(*2)	Other provisions consist of provision for litigation, loss compensation and others.

(2)	Changes in provisions for guarantees and unused loan commitments are as follows (Unit: Korean Won in millions):

1)	Provisions for guarantees

	For the year ended December 31, 2023
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	44,496	24,327	7,685	76,508
Transfer to 12-month expected credit loss	20,503	(20,503)	—	—
Transfer to expected credit loss for the entire period	(453)	453	—	—
Transfer to credit-impaired financial assets	(4)	(3)	7	—
Net provision (reversal) of unused amount	5,492	(1,470)	(467)	3,555
Others (*)	644	(4)	—	640

Ending balance	70,678	2,800	7,225	80,703

(*)	Recognized as a result of new financial guarantee contract valued at initial fair value.

	For the year ended December 31, 2024
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	70,678	2,800	7,225	80,703
Transfer to 12-month expected credit loss	317	(317)	—	—
Transfer to expected credit loss for the entire period	(230)	230	—	—
Transfer to credit-impaired financial assets	(100)	(90)	190	—
Net provision (reversal) of unused amount	(9,352)	(108)	4,211	(5,249)
Others (*)	(4,004)	19	1	(3,984)

Ending balance	57,309	2,534	11,627	71,470

(*)	Recognized as a result of new financial guarantee contract valued at initial fair value.

	For the year ended December 31, 2025
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	57,309	2,534	11,627	71,470
Transfer to 12-month expected credit loss	536	(536)	—	—
Transfer to expected credit loss for the entire period	(438)	438	—	—
Transfer to credit-impaired financial assets	(809)	(39)	848	—
Net provision (reversal) of unused amount	4,005	1,015	3,344	8,364
Others (*)	(512)	(5)	—	(517)

Ending balance	60,091	3,407	15,819	79,317

(*)	Recognized as a result of changes in financial guarantee liabilities.

2)	Provisions for unused loan commitment

	For the year ended December 31, 2023
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	67,640	38,188	205	106,033
Transfer to 12-month expected credit loss	19,492	(19,458)	(34)	—
Transfer to expected credit loss for the entire period	(3,631)	3,670	(39)	—
Transfer to credit-impaired financial assets	(183)	(263)	446	—
Net provision (reversal) of unused amount	25,438	4,191	(346)	29,283
Others	19	—	—	19

Ending balance	108,775	26,328	232	135,335

	For the year ended December 31, 2024
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	108,775	26,328	232	135,335
Transfer to 12-month expected credit loss	9,966	(9,945)	(21)	—
Transfer to expected credit loss for the entire period	(3,485)	3,491	(6)	—
Transfer to credit-impaired financial assets	(277)	(321)	598	—
Net provision (reversal) of unused amount	(7,731)	5,209	3,412	890
Others	970	134	233	1,337

Ending balance	108,218	24,896	4,448	137,562

	For the year ended December 31, 2025
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	108,218	24,896	4,448	137,562
Transfer to 12-month expected credit loss	9,547	(9,514)	(33)	—
Transfer to expected credit loss for the entire period	(3,171)	3,179	(8)	—
Transfer to credit-impaired financial assets	(1,477)	(523)	2,000	—
Net provision (reversal) of unused amount	(4,363)	3,608	(2,701)	(3,456)
Changes due to business combinations	2,961	—	14	2,975

Others	(216)	1	215	—

Ending balance	111,499	21,647	3,935	137,081

(3)	Changes in asset retirement obligation for the years ended December 31, 2023, 2024 and 2025 are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2023	2024	2025
Beginning balance	82,717	95,179	97,772
Provisions provided	6,979	5,790	4,700
Provisions used	(1,542)	(5,467)	(8,447)
Reversal of provisions unused	(1,202)	(957)	(314)
Amortization	2,412	1,551	1,458
Changes due to business combinations	—	218	4,512
Increase of restoration expense, etc.	5,815	1,458	7,105

Ending b alan ce	95,179	97,772	106,786

The amount of the asset retirement obligation is the present value of the best estimate of future expected expenditure to settle the obligation – arising from leased property as of December 31, 2025, discounted by appropriate discount rate. The restoration cost is expected to occur by the end of each property’s lease period, and the Group has used average lease period for each category of leases terminated during the past years in order to rationally estimate the lease period. In addition, the Group used average amount of actual recovery cost for the past 3 years and the inflation rate for last year in order to estimate future recovery cost.

(4)	Changes in other provisions for the years ended December 31, 2023, 2024 and 2025 are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2023	2024	2025
Beginning balance	280,607	494,814	304,624
Provisions provided	265,574	31,028	135,823
Provisions used	(30,974)	(186,343)	(5,185)
Reversal of provisions unused	(18,579)	(9,069)	(377)
Foreign currencies translation adjustments	(1,844)	209	82
Transfer	—	(21,343)	(16,283)
Changes due to business combinations	—	—	48,754
Others	30	(4,672)	111

Ending balance	494,814	304,624	467,549

(5)	Others

1)
The Group recognized the estimated amount of compensation related to incomplete sales of Derivative Linked Fund (DLF) in 2019 and provisions for fines expected to be imposed by the Financial Services Commission as the best estimate of expenditure required to fulfil its current obligations at the end of the period.

2)
The Group recognized provisions for estimated compensation amounts related to the prepayment arising from the delay in the redemption of funds and other related issues and the dispute settlement as the best estimate of the expenditure amounting to 246,422 million won and 259,168 million Won as of December 31, 2024 and 2025. In addition, the Group recognized provisions of KRW 781 million and KRW 2,847 million as of December 31, 2024 and 2025, respectively, for estimated compensation related to expected losses of customers who invested in equity-linked securities, as well as for fines and penalties expected to be imposed by the Financial Services Commission.

27.	NET DEFINED BENEFIT LIABILITY(ASSET)
The Group’s pension plan is based on the defined benefit retirement pension plan. Employees and directors with one or more years of service are entitled to receive payment upon termination of their employment, based on their length of service and rate of salary at the time of termination. The assets of the plans are measured at their fair value at the end of reporting date. The plan liabilities are measured using the projected unit method, which takes account of projected earnings increases, using actuarial assumptions that give the best estimate of the future cash flows that will arise under the plan liabilities.

The Group is exposed to various risks through defined benefit retirement pension plan, and the most significant risks are as follows:

Volatility of assets
The defined benefit obligation was estimated with an interest rate calculated based on the return on high quality corporate bond. A deficit may occur if the rate of return of plan assets falls short of the interest rate.

Decrease in the return on high quality corporate bond
A decrease in the return on high quality corporate bonds will be offset by some increase in the value of debt securities that the employee benefit plan owns but will bring an increase in the defined benefit obligation.

Risk of inflation
Defined benefit obligations are related to inflation rate; the higher the inflation rate is, the higher the level of liabilities. Therefore, deficit occurs in the system if an inflation rate increases.

(1)	Details of net defined benefit liability (asset) are as follows (Unit: Korean Won in millions):

	December 31, 2024	December 31, 2025
Present value of defined benefit obligation	1,751,605	1,982,526

Fair value of plan assets (*)	(1,892,290)	(2,157,163)

Net defined benefit liabilities (assets) (*)	(140,685)	(174,637)
Intercompany transaction adjustments	—	269,170

Net defined benefit liabilities (assets) (after intercompany offsets)	(140,685)	94,533

(*)	The amount before intercompany offsets within the consolidated entity.

(2)	Changes in the carrying value of defined benefit obligation are as follows (Unit: Korean Won in millions):

		For the years ended December 31
		2023	2024	2025
	Beginning balance	1,377,545	1,574,087	1,751,605
	Current service cost	132,302	143,051	161,468
	Past service cost (*)	—	—	28,060
	Interest cost	72,683	70,959	76,312
Remeasurements	Financial assumption	70,284	88,078	(36,629)
	Demographic assumptions	—	(264)	2,767
	Experience adjustments	13,926	(18,547)	37,161
	Retirement benefit paid	(92,146)	(101,008)	(136,267)
	Foreign currencies translation adjustments	80	401	779
	Changes due to business combinations	—	—	101,464
	Others	(587)	(5,152)	(4,194)

	Ending balance	1,574,087	1,751,605	1,982,526

(*)	This was caused by changes in the criteria for assessing ordinary wages during the year ended December 31, 2025.

(3)	Changes in the plan assets are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2023	2024	2025
Beginning balance	1,661,623	1,807,408	1,892,290
Interest income	91,550	84,981	78,326
Remeasurements	(23,752)	(15,323)	(12,240)
Employer’s contributions	175,220	115,159	261,143
Retirement benefit paid	(94,607)	(94,940)	(138,874)
Changes due to business combinations	—	—	80,980
Others	(2,626)	(4,995)	(4,462)

Ending balance	1,807,408	1,892,290	2,157,163

(4)	The fair value of the plan assets by composition as of December 31, 2024 and 2025 are as follows (Unit: Korean Won in millions):

	December 31, 2024	December 31, 2025
Cash and due from banks and others	1,892,290	2,157,163
Meanwhile, among plan assets, realized returns on plan assets amount to 69,658 million Won and
66,086
million Won for the years ended December 31, 2024 and 2025, respectively. The contribution expected to be paid in the next accounting year amounts to
159,332
million won.

(5)	Amounts related to the defined benefit plan that are recognized in the consolidated statements of comprehensive income are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2023	2024	2025
Current service cost	132,302	143,051	161,468
Past service cost (*1)	—	—	28,060
Net interest income (expense)	(18,867)	(14,022)	(2,014)

Cost recognized in net income	113,435	129,029	187,514

Remeasurements (*2)	107,962	84,590	15,539

Cost recognized in total comprehensive income	221,397	213,619	203,053

(*1)	This was caused by changes in the criteria for assessing ordinary wages during the year ended December 31, 2025.
(*2)	Amount before tax
Retirement benefits related to defined contribution plans recognized as expenses are 6,217 million Won, 5,470 million Won and
13,885
million Won for the years ended December 31, 2023, 2024 and 2025, respectively.

(6)	Key actuarial assumptions used in net defined benefit liability(asset) measurement are as follows:

	December 31, 2023	December 31, 2024	December 31, 2025
Discount rate	4.25% ~ 5.15%	3.68% ~ 4.62%	3.6% ~ 5.48%
Future wage growth rate	2.24% ~ 5.79%	2.40% ~ 6.01%	2.40% ~ 6.39%
Mortality rate	Issued by Korea Insurance Development Institute	Issued by Korea Insurance Development Institute	Issued by Korea Insurance Development Institute
Retirement rate	Experience rate for each employment classification	Experience rate for each employment classification	Experience rate for each employment classification
The weighted average maturity of defined benefit liability is a minimum of
4.67
to a maximum
10.64
years.

(7)	The sensitivity to actuarial assumptions used in the assessment of defined benefit obligation is as follows (Unit: Korean Won in millions):

		December 31, 2024	December 31, 2025
Discount rate	Increase by 1% point	(182,522)	(166,963)
	Decrease by 1% point	213,568	192,449
Future wage growth rate	Increase by 1% point	214,942	193,539
	Decrease by 1% point	(185,974)	(170,732)
28. OTHER FINANCIAL LIABILITIES AND OTHER LIABILITIES
Other financial liabilities and other liabilities are as follows (Unit: Korean Won in millions):

	December 31, 2024	December 31, 2025
Other financial liabilities:
Accounts payable	7,250,633	8,059,195
Accrued expenses	4,694,493	4,456,143
Borrowings from trust accounts	6,769,383	7,692,762
Agency business revenue	733,990	594,685
Foreign exchange payables	902,564	784,357
Domestic exchange settlement credits	7,592,473	11,749,779
Lease liabilities	527,090	541,572
Other miscellaneous financial liabilities	3,857,393	4,250,210
Present value discount	(13,968)	(10,645)

Sub-total	32,314,051	38,118,058

Other liabilities:
Unearned income	407,525	354,792
Other miscellaneous liabilities	388,973	479,102

Sub-total	796,498	833,894

Total	33,110,549	38,951,952

29. DERIVATIVES

(1)	Derivative assets and derivative liabilities are as follows (Unit: Korean Won in millions):

		December 31, 2024
		Assets			Liabilities
	Nominal amount	For cash flow hedge	For fair value hedge	For trading	For cash flow hedge	For fair value hedge	For trading
Interest rate:
Futures	449,127	—	—	—	—	—	—
Forwards	3,530,000	—	—	52,855	—	—	274,980
Swaps	138,816,980	—	10,102	308,333	180	102,635	199,761
Purchase options	50,000	—	—	81	—	—	—
Written options	360,000	—	—	—	—	—	10,595
Currency:
Futures	2,837	—	—	—	—	—	—
Forwards	111,927,474	—	—	5,638,032	—	—	1,805,299
Swaps	85,880,218	165,089	—	4,089,265	—	—	6,796,459
Purchase options	175,221	—	—	4,779	—	—	—
Written options	265,182	—	—	—	—	—	3,603
Equity:
Futures	—	—	—	—	—	—	—
Forwards	1,520	—	—	182	—	—	—
Swaps	7,698	—	—	—	—	—	1,401
Purchase options	1,767	—	—	1,005	—	—	—
Written options	—	—	—	—	—	—	—

Total	341,468,024	165,089	10,102	10,094,532	180	102,635	9,092,098

		December 31, 2025
		Assets			Liabilities
	Nominal amount	For cash flow hedge	For fair value hedge	For trading	For cash flow hedge	For fair value hedge	For trading
Interest rate:
Futures	1,028,982	—	—	—	—	—	—
Forwards	6,097,038	7,192	—	155,174	139,341	—	118,441
Swaps	134,440,759	903	37,010	136,822	—	27,050	141,569
Written options	320,000	—	—	—	—	—	8,194
Currency:
Futures	131,014	—	—	—	—	—	—
Forwards	111,686,895	2,221	1,201	2,652,148	236,677	70,989	1,190,226
Swaps	76,846,634	168,653	—	2,827,872	141,304	—	3,670,407
Purchase options	67,650	—	—	1,267	—	—	—
Written options	81,999	—	—	—	—	—	827
Equity:
Futures	476,305	—	—	—	—	—	—
Forwards	163	—	—	104	—	—	—
Purchase options	1711	—	—	816	—	—	—
Others:
Futures	8,378	—	—	—	—	—	—

Total	331,187,528	178,969	38,211	5,774,203	517,322	98,039	5,129,664

Derivatives held for trading are classified into financial assets at FVTPL (Note 8) and financial liabilities at FVTPL (Note 21), and derivatives designated for hedging are presented as a separate line item in the consolidated statements of financial position.

(2)	Overview of the Group’s hedge accounting
1) Fair value hedge
a) Debentures
As of December 31, 2025, the Group has applied fair value hedge on fixed interest rate foreign currency denominated debentures amounting to 3,763,978 million Won, and local currency denominated debentures amounting to 282,646 million Won. The purpose of the hedging is to avoid fair value volatility risk of fixed interest rates foreign and local currency denominated debentures derived from fluctuations of market interest rate, and as such the Group entered into interest rate swap agreements designated as hedging instruments.
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
The interest rate swap agreements and the hedged items are subject to fluctuations in the underlying market rate of interest, and the Group expects the fair value of the interest rate swap contract and the value of the hedged item to generally change in the opposite direction.
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
b) Foreign currency securities, Foreign private bonds
As of December 31, 2025, the Group has applied fair value hedging for foreign currency securities amounting to 795,677 million Won and foreign currency private bonds amounting to 76,793 million Won. The purpose of the hedging is to avoid fair value volatility risk of foreign currency securities and foreign currency private bonds derived from exchange rate changes. To achieve this purpose, the group has entered into forward currency contracts designated as hedging instruments.
The forward currency contracts are executed with the condition of selling foreign currencies on a future specific date, at a predetermined agreed amount and exchange rate. On the initiation date, the contract amount is exchanged, and on the termination date, the contracted foreign currency principal is returned. As a result, through hedging transactions, the group offsets valuation gains and losses from exchange rate fluctuations of foreign currency-denominated assets, thereby removing fair value fluctuation risk linked to foreign currency securities and bonds. The hedge ratio is determined through a method that ensures fair value changes in the hedging instruments and hedged items effectively offset each other to a similar extent.

In this hedging relationship, only the exchange rate fluctuation, which is the most significant part of the fair value change in the hedged item, is designated as the hedged risk, excluding other risk factors such as credit risk or liquidity risk. Therefore, the ineffective portion of the hedge could arise from discrepancies between the settlement timing of the forward currency contract and the cash flow timing of foreign currency-denominated items, fluctuations in counterparties’ credit risks, or discrepancies between market exchange rates and contracted exchange rates.
The forward currency agreements and the hedged items are subject to fluctuations in the exchange rate, and the group expects the fair value of the currency forward contract and the value of the hedged item to generally change in the opposite direction.
2) Cash Flow Hedge
a. Debentures
As of December 31, 2025, the Group has applied cash flow hedge on foreign currency denominated debentures amounting to 1,350,562 million Won, and local currency denominated debentures amounting to 59,952 million Won. The Group’s hedging strategies are to ① Mitigate risks of cash flow fluctuation from variable interest rate debentures on local currency due to changes in market interest rate by entering into an interest rate swap contract and thereby designating it as hedging instrument; ② Mitigate the risks of cash flow fluctuation from principal and interest of variable interest rate debentures denominated in foreign currency due to changes in foreign exchange rates and interest rates by entering into a currency swap contract and thereby designating it as hedging instrument; ③ Mitigate the risks of cash flow fluctuation from principal and interest of fixed interest rate debentures denominated in foreign currency due to changes in foreign exchange rates and ④ Mitigate the risks of cash flow fluctuation in variable interest rate foreign currency borrowings resulting from changes in market interest rates and designate it as a hedging instrument through entering into currency swap contracts and interest rate swap contracts.
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
Only interest rate and foreign exchange rate fluctuation risks, which are the most significant factors in the cash flow fluctuation of the hedged item, are addressed in this hedging relationship, and other risk factors such as credit risk are not subject to hedging. Accordingly, hedge ineffectiveness may arise from price margin set by the counterparty of hedging instruments and unilateral change in credit risk of any party in the transaction.
The interest rate swap, currency swap contract and the hedged item are all affected by the changes in market interest rate and foreign exchange rates which are basic factors. The Group expects that the value of interest rate swap contracts, currency swap contracts, and value of the hedged item will generally fluctuate in opposite direction.
b. Foreign currency securities, Foreign private bonds, Anticipated bond purchase
As of December 31, 2025, the Group has applied cash flow hedges to manage the risks associated with foreign currency securities amounting to 5,858,666 million Won, foreign currency private bonds totaling 232,211 million Won, and anticipated bond purchase transactions. The objective of these hedging measures is to mitigate the risk of changes in fair value from foreign currency securities and private bonds due to exchange rate changes. To achieve these objectives, the entity utilizes forward currency contracts as designated hedging instruments. The objective of these hedging measures is to mitigate the risk of cash flow fluctuations from foreign currency securities and private bonds due to exchange rate changes, as well as the price risk of future purchases of treasury and foreign government bonds. To achieve these objectives, the entity utilizes forward currency contracts, currency swaps, and bond forward contracts as designated hedging instruments.
Forward currency contracts are used to eliminate cash flow volatility arising from exchange rate fluctuations of anticipated transactions in foreign currency by agreeing to sell foreign currency at a pre-established rate on a future date. These contracts are designated as hedging instruments to offset cash flow variations caused by exchange rate changes on foreign currency-denominated items. The hedge ratio is determined by aligning the nominal amount of the hedging instrument with the face value of the hedged item.
Currency swap contracts are entered into to exchange interest and principal of foreign currency securities and private bonds during the contract period at predetermined notional amounts and rates, and revert the principal exchanged at inception upon maturity. This practice mitigates the cash flow volatility risk associated with the principal and interest payments of foreign currency-denominated securities and private bonds. The hedge ratio is determined by matching the nominal value of the hedging instrument to the face value of the hedged item.
Bond forward contracts are structured to purchase specific bonds at a predetermined notional amount and price on a future specified date to hedge against price risk caused by interest rate fluctuations impacting bond purchase prices. Upon contract expiration, bonds are acquired at the agreed-upon rate, thereby eliminating cash flow variability risks due to future interest rate changes. Thus, the hedging transaction removes the uncertainty surrounding the cash outflow amount related to interest rate changes at the future bond purchase date, thereby ensuring stable cash flows. The nominal amount of the hedging instrument in these bond forward contracts is aligned with the anticipated purchase amount of the hedged bonds, and the hedge ratio is calibrated to ensure that cash flow fluctuations of the hedged item and hedging instrument effectively offset each other.
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
A portion of the Group’s net investments in Woori America Bank, Woori Bank (Cambodia) PLC, Woori Global Markets Asia Limited, and overseas branch are hedged in USD denominated foreign currency bonds (Carrying amount as of December 31, 2025: USD 863,959,317) and mitigate foreign exchange risk arising from the net assets of subsidiaries. The debenture has been designated as a hedging instrument for the value change of net investments, which arises from fluctuation in the spot exchange rate between USD and KRW.
To evaluate the effectiveness of the hedge, the Group determines the economic relationship between the hedging instrument and hedged item by comparing (offsetting) changes in the number of foreign investments due to spot exchange rate fluctuation and in the carrying amount of the liabilities due to spot exchange rate fluctuation. The Group’s policy is to hedge the net investment amount only within the principal range of the liabilities.

(3)	The nominal amounts of the hedging instrument are as follows (Unit: USD, EUR, AUD, SEK, GBP, JPY, CAD and Korean Won in millions):

	December 31, 2024
	1 year or less	1 year to 5 years	More than 5 years	Total
Fair value hedge
Interest rate risk
Interest rate swap (USD)	25,000,000	2,650,000,000	—	2,675,000,000
Interest rate swap (KRW)	—	—	155,000	155,000
Cash flow hedge
Interest rate risk
Interest rate swap (KRW)	140,000	—	—	140,000
Foreign currencies translation risk and interest rate risk
Currency swap (USD)	—	870,000,000	—	870,000,000
Foreign currencies translation risk
Currency swap (USD)	—	100,000,000	—	100,000,000
Currency swap (EUR)	—	194,780,000	—	194,780,000
Hedges of net investment in foreign operations
Exchange risk
Foreign currency bond (USD)	191,568,880	672,390,437	—	863,959,317

	December 31, 2025
	1 year or less	1 year to 5 years	More than 5 years	Total
Fair value hedge
Interest rate risk
Interest rate swap (USD)	550,000,000	2,100,000,000	—	2,650,000,000
Interest rate swap (KRW)	—	—	290,000	290,000
Foreign currencies translation risk
Currency forward (USD)	414,314,566	65,544,792	—	479,859,358
Currency forward (EUR)	—	72,961,301	—	72,961,301
Currency forward (AUD)	109,214,330	126,550,000	—	235,764,330
Currency forward (GBP)	15,700,000	—	—	15,700,000
Cash flow hedge
Interest rate risk
Interest forward (USD)	—	320,000,000	—	320,000,000
Interest forward (KRW)	1,630,000	380,000	—	2,010,000
Interest rate swap (KRW)	—	60,000	—	60,000
Foreign currencies translation risk and interest rate risk
Currency swap (USD)	336,333,334	470,500,000	—	806,833,334
Currency swap (EUR)	52,000,000	114,900,000	—	166,900,000
Currency swap (AUD)	80,000,000	—	—	80,000,000
Currency swap (SEK)	380,000,000	219,000,000	—	599,000,000
Currency swap (JPY)	—	—	5,000,000,000	5,000,000,000
Foreign currencies translation risk
Currency forward (USD)	998,071,601	700,378,132	—	1,698,449,733
Currency forward (EUR)	374,850,500	232,472,000	—	607,322,500
Currency forward (AUD)	99,970,000	160,000,000	—	259,970,000
Currency swap (USD)	130,000,000	527,884,000	—	657,884,000
Currency swap (EUR)	194,780,000	1,012,000,000	—	1,206,780,000
Currency swap (AUD)	15,000,000	200,000,000	—	215,000,000
Currency swap (CAD)	—	40,000,000	—	40,000,000
Currency swap (JPY)	—	21,500,000,000	43,500,000,000	65,000,000,000

	December 31, 2025
	1 year or less	1 year to 5 years	More than 5 years	Total
Hedges of net investment in foreign operations
Exchange risk
Foreign currency bond (USD)	—	863,959,317	—	863,959,317
(4)	The average interest rate and average currency rate of the hedging instrument as of December 31, 2024 and 2025 are as follows:

December 31, 2024
Average interest rate and average exchange rate
Fair value hedge
Interest rate risk
Interest rate swap (USD)	Fixed 3.47% receipt and (C.SOFR) + 1.06% paid
Interest rate swap (KRW)	Fixed 4.52% receipt and CD 3M + 0.02% paid
Cash flow hedge
Interest rate risk
Interest rate swap (KRW)	KRW CMS 5Y+0.46% receipt, 3.65% paid
Foreign currencies translation risk and interest rate risk
Currency swap (USD)	USD 1M SOFR+0.93% receipt, KRW 3.79% paid, USD/KRW = 1,344.45
Foreign currencies translation risk
Currency swap (USD)	USD 1.75% receipt, KRW 1.63% paid, USD/KRW = 1,138.50
Currency swap (EUR)	EUR 1.98% receipt, KRW 3.40% paid, EUR/KRW = 1,344.08
Hedges of net investment
Exchanging rate risk
Foreign currency denominated debentures (USD/KRW)	USD/KRW = 1,363.09

December 31, 2025
Average interest rate and average exchange rate
Fair value hedge
Interest rate risk
Interest rate swap (USD)	Fixed 3.47% receipt and (C.SOFR) + 1.06% paid
Interest rate swap (KRW)	Fixed 3.94% receipt and CD 3M + 0.01% paid
Foreign currencies translation risk
Currency forward (USD)	USD/KRW = 1,326.88
USD/KRW = 1,373.60
Currency forward (EUR)	EUR/KRW = 1,498.43
Currency forward (AUD)	AUD/KRW = 874.06
AUD/KRW = 864.44
Currency forward (GBP)	GBP/KRW = 1,854.71
Cash flow hedge
Interest rate risk
Interest forward (USD)	YTM 5.14%, YTM 5.20%, USD/KRW = 1,373.23
Interest forward (KRW)	YTM 2.91%, YTM 1.42%
Interest rate swap (KRW)	KRW CD+0.37% receipt, KRW 2.75% paid
Foreign currencies translation risk and interest rate risk
Currency swap (USD)	USD 4.11% paid, KRW 2.54% receipt, USD 1M SOFR+0.91% receipt, KRW 3.60% paid,
USD/KRW = 1,402.05, USD/KRW = 1,355.00

December 31, 2025
Average interest rate and average exchange rate
Currency swap (EUR)	EUR 3.03% paid, KRW 3.18% receipt, EUR/KRW = 1,619.42
Currency swap (AUD)	AUD 3.11% paid, KRW 1.55% receipt, AUD/KRW = 952.20
Currency swap (SEK)	SEK 1.88% paid, KRW 2.01% receipt, SEK/KRW = 140.55
Currency swap (JPY)	JPY 3.20% paid, KRW 4.45% receipt, JPY/KRW = 946.53
Foreign currencies translation risk
Currency forward (USD)	USD/KRW = 1,343.49
Currency forward (EUR)	EUR/KRW = 1,539.86
Currency forward (AUD)	AUD/KRW = 863.03
Currency swap (USD)	USD 1.75% receipt, KRW 1.63% paid, USD 2.50% receipt, KRW 3.76% paid, USD/KRW = 1,138.50 USD/KRW = 1,404.97
Currency swap (EUR)	EUR 1.98% receipt, KRW 3.40% paid, EUR 3.21% receipt, KRW 3.14% paid, EUR/KRW = 1,344.08 EUR/KRW = 1,644.48
Currency swap (AUD)	AUD 3.58% receipt, KRW 4.96% paid, AUD/KRW = 902.70
Currency swap (CAD)	CAD 4.46% receipt, KRW 4.60% paid, CAD/KRW = 1,062.00
Currency swap (JPY)	JPY 4.46% receipt, KRW 3.10% paid, JPY/KRW = 9.42
Hedges of net investment
Exchanging rate risk
Foreign currency denominated debentures(USD/KRW)	USD/KRW = 1,421.88

(5)	The amounts related to items designated as hedging instruments are as follows (Unit: USD, EUR, AUD, SEK, GBP, JPY, CAD and Korean Won in millions):

	December 31, 2024
	Nominal amounts of the hedging instrument	Carrying amount of the hedging instrument		Line item in the statement of financial position where the hedging instrument is located	Changing in fair value used for calculating hedge ineffectiveness
		Assets	Liabilities
Fair value hedge
Interest rate risk
Interest rate Swap(USD)	2,675,000,000	10,102	102,635	Derivative assets (designated for hedging) Derivative liabilities (designated for hedging)	5,265
Interest rate Swap(KRW)	155,000
Cash flow hedge
Interest rate risk
Interest rate swap(KRW)	140,000	—	180	Derivative assets (designated for hedging)	211
Foreign currency translation risk and interest rate risk
Currency swap(USD)	870,000,000	104,320	—	Derivative assets (designated for hedging) Derivative liabilities (designated for hedging)	110,714
Foreign currency translation risk
Currency swap(USD)	100,000,000	29,861	—	Derivative assets (designated for hedging)	18,623
Currency swap(EUR)	194,780,000	30,908	—	Derivative assets (designated for hedging)	22,512
Hedges of net investment in foreign operations
Exchange rate risk
Foreign currency bond(USD)	863,959,317	—	1,270,020	Foreign currency denominated debentures	(156,015)

F-
198

	December 31, 2025
	Nominal amount of the hedging instrument	Carrying amount of the hedging instrument		Line item in the statement of financial position where the hedging instrument is located	Changing in fair value used for calculating hedge ineffectiveness
		Assets	Liabilities
Fair value hedge
Interest rate risk
Interest rate Swap (USD)	2,650,000,000	37,010	27,050	Derivative assets (designated for hedging) Derivative liabilities (designated for hedging)	93,549
Interest rate Swap (KRW)	290,000
Foreign currencies translation risk
Currency forward (USD)	479,859,358	1,201	40,408	Derivative assets (designated for hedging) Derivative liabilities (designated for hedging)	(252,432)
Currency forward (EUR)	72,961,301	—	13,904		44,644
Currency forward (AUD)	235,764,330	—	15,575		(23,061)
Currency forward (GBP)	15,700,000	—	1,101	Derivative liabilities (designated for hedging)	(1,408)
Cash flow hedge
Interest rate risk
Interest rate forward (USD)	320,000,000	4,848	27	Derivative assets (designated for hedging) Derivative liabilities (designated for hedging)	3,732
Interest rate forward (KRW)	2,010,000	2,344	139,313		(203,153)
Interest rate swap (KRW)	60,000	903	—		1,084
Foreign currency translation risk and interest rate risk
Currency swap (USD)	806,833,334	51,040	11,984	Derivative assets (designated for hedging) Derivative liabilities (designated for hedging)	(69,611)
Currency swap (EUR)	166,900,000	1,012	16,086	Derivative liabilities (designated for hedging)	(9,085)
Currency swap (AUD)	80,000,000	605	632		(5,494)
Currency swap (SEK)	599,000,000	855	9,468		(7,678)
Currency swap (JPY)	5,000,000,000	819	—		819
Foreign currency translation risk
Currency forward (USD)	1,698,449,733	2,221	127,924	Derivative assets (designated for hedging) Derivative liabilities (designated for hedging)	13,389
Currency forward (EUR)	607,322,500	—	89,586		(10,747)
Currency forward (AUD)	259,970,000	—	19,167		(350)
Currency swap (USD)	657,884,000	30,780	27,168		(74,613)
Currency swap (EUR)	1,206,780,000	72,261	60,932		(16,952)
Currency swap (AUD)	215,000,000	—	13,220		(15,574)
Currency swap (JPY)	65,000,000,000	10,943	1,814		8,981
Currency swap (CAD)	40,000,000	339	—		334
Hedges of net investment in foreign operations
Exchange rate risk
Foreign currency bond(USD)	863,959,317	—	1,239,695	Foreign currency bond	30,325

F-
199

(6)	Details of carrying amount to hedge and amount due to hedge accounting are as follows (Unit: Korean Won in millions):

	December 31, 2024
	Carrying amount of the hedged item		Accumulated amount of fair value hedge adjustments on the hedged item included in the carrying amount of the hedged item		Line item in the statement of financial position in which the hedged item is included	Changing in fair value used for calculating hedge ineffectiveness	Cash flow hedge reserve (*2)
	Assets	Liabilities	Assets	Liabilities
Fair value hedge
Interest rate risk
Debentures (*1)	—	3,952,047	—	129,306	Debentures	(17,417)	—
Cash flow hedge
Interest rate risk
Debentures	—	139,987	—	—	Debentures	(211)	(133)
Foreign currencies translation risk and interest rate risk
Debentures	—	1,275,768	—	—	Debentures	(110,714)	(7,825)
Foreign currencies translation risk
Debentures	—	444,345	—	—	Debentures	(41,134)	(7,479)
Hedges of net investment in foreign operations Exchange rate risk
Foreign operations net asset	—	1,270,020	—	—	Foreign operations net asset	156,015	(149,577)

(*1)
The accumulated profit on debentures on foreign currency amounted to 124,647 million Won, and the accumulated loss on debentures on local currency amounted to 4,659 million Won, as of December 31, 2024.

(*2)	After tax amount

F-
20
0

	December 31, 2025
	Carrying amount of the hedged item		Accumulated amount of fair value hedge adjustments on the hedged item included in the carrying amount of the hedged item		Line item in the statement of financial position in which the hedged item is included	Changing in fair value used for calculating hedge ineffectiveness	Cash flow hedge reserve (*2)
	Assets	Liabilities	Assets	Liabilities
Fair value hedge
Interest rate risk
Debentures (*1)	—	4,046,624	—	36,892	Debentures	(80,760)	—
Foreign currencies translation risk
Foreign currency securities	569,122	—	131,018	—	FVTOCI	169,469	—
	226,555	—	(4,121)	—	FTVPL	70,015	—
Foreign private bonds	76,793	—	(7,717)	—	Financial assets at amortized cost	6,567	—
Cash flow hedge
Interest rate risk
Debentures	—	59,952	—	—	Debentures	(1,083)	655
Anticipated bond purchase	—	—	—	—	—	183,177	(150,651)
Foreign currencies translation risk and interest rate risk
Debentures	—	878,855	—	—	Debentures	53,508	(188)
Foreign currency securities	256,487	—	—	—	FVTOCI	13,062	(1,105)
Foreign private bonds	176,540	—	—	—	Financial assets at amortized cost	11,016	(1,722)
	55,671	—	—	—	FTVPL	(321)	(77)
Foreign currencies translation risk
Debentures	—	471,707	—	—	Debentures	(33,199)	(2,242)
Foreign currency securities	4,996,548	—	—	—	FVTOCI	141,426	(26,141)
	605,631	—	—	—	FTVPL	(13,091)	(321)
Hedges of net investment in foreign operations
Exchange rate risk
Foreign operations net asset	—	1,239,695	—	—	Foreign operations net asset	(30,325)	(127,258)

(*1)
The accumulated profit on debentures on foreign currency amounted to
29,538
 million
W
on, and the accumulated
profit
 on debentures on local currency amounted to
7,354
 million
W
on, as of December 31, 2025.

(*2)	After tax amount

F-
2
0
1

(7)	Amounts recognized in profit or loss due to the ineffective portion of fair value hedges are as follows (Unit: Korean Won in millions):

		For the year ended December 31, 2023
		Hedge ineffectiveness recognized in profit or loss	Line item in the profit or loss that includes hedge ineffectiveness
Fair value hedge	Interest rate risk	(2,655)	Other net operating income(expense)

		For the year ended December 31, 2024
		Hedge ineffectiveness recognized in profit or loss	Line item in the profit or loss that includes hedge ineffectiveness
Fair value hedge	Interest rate risk	(12,152)	Other net operating income(expense)

		For the year ended December 31, 2025
		Hedge ineffectiveness recognized in profit or loss	Line item in the profit or loss that includes hedge ineffectiveness
Fair value hedge	Interest rate risk	12,788	Other net operating income(expense)

	Foreign currencies translation risk	13,794	Other net operating income(expense)

(8)	Reclassification of profit or loss from other comprehensive income and equity related to cash flow hedges are as follows (Unit: Korean Won in millions):

		For the year ended December 31, 2023
		Changes in the value of hedging instruments recognized in OCI	Hedge ineffectiveness recognized in profit or loss	Changes in the value of foreign basis spread recognized in OCI	Line item recognized in the profit or loss	Amounts reclassified from cash flow hedge reserve to profit or loss	Line item affected in profit or loss due to reclassification
Cash flow hedge	Interest rate risk	(2,433)	—	—	Other net operating income (expense)	—	Other net operating income (expense)
	Foreign currencies translation risk and interest rate risk	(913)	—	(4,871)	Other net operating income (expense)	(11,683)	Other net operating income (expense)
	Foreign currencies translation risk	13,419	—	(3,521)	Other net operating income (expense)	(6,950)	Other net operating income (expense)

F-
20
2

		For the year ended December 31, 2024
		Changes in the value of hedging instruments recognized in OCI	Hedge ineffectiveness recognized in profit or loss	Changes in the value of foreign basis spread recognized in OCI	Line item recognized in the profit or loss	Amounts reclassified from cash flow hedge reserve to profit or loss	Line item affected in profit or loss due to reclassification
Cash flow hedge	Interest rate risk	211	—	—	Other net operating income (expense)	—	Other net operating income (expense)
	Foreign currencies translation risk and interest rate risk	110,714	—	3,481	Other net operating income (expense)	(113,202)	Other net operating income (expense)
	Foreign currencies translation risk	41,135	—	980	Other net operating income (expense)	(37,955)	Other net operating income (expense)

		For the year ended December 31, 2025
		Changes in the value of hedging instruments recognized in OCI	Hedge ineffectiveness recognized in profit or loss	Changes in the value of foreign basis spread recognized in OCI	Line item recognized in the profit or loss	Amounts reclassified from cash flow hedge reserve to profit or loss	Line item affected in profit or loss due to reclassification
Cash flow hedge	Interest rate risk	(155,816)	(42,521)	—	Other net operating income (expense)	(42,755)	Other net operating income (expense)
	Foreign currencies translation risk and interest rate risk	(69,243)	(21,806)	(54)	Other net operating income (expense)	70,854	Other net operating income (expense)
	Foreign currencies translation risk	(95,138)	(394)	(153)	Other net operating income (expense)	66,009	Other net operating income (expense)

(9)	The amounts recognized in profit or loss and other comprehensive income related to the hedging of net investments in foreign operations are as follows (Unit: Korean Won in millions):

		For the year ended December 31, 2024
		Other comprehensive income
		Gain or loss on hedges recognized in other comprehensive income	Income tax effect	Total
Hedges of net investment in foreign operation	Exchange rate risk	(156,015)	41,188	(114,827)

F-20
3

For the year ended December 31, 2024
Profit or loss
		Hedge ineffectiveness recognized in profit or loss	Account recognized for hedge ineffectiveness
Hedges of net investment in foreign operation	Exchange rate risk	—	—

		For the year ended December 31, 2025
		Gain or loss on hedges recognized in other comprehensive income	Income tax effect	Total
Hedges of net investment in foreign operation	Exchange rate risk	30,325	(8,006)	22,319

For the years ended December 31, 2025
Profit or loss
		Hedge ineffectiveness recognized in profit or loss	Account recognized for hedge ineffectiveness
Hedges of net investment in foreign operation	Exchange rate risk	—	—
No amount was reclassified from reserve of hedges of net investment in foreign operations to profit or loss during the years ended December 31, 2024 and 2025.

30.	EQUITY

(1)	Details of equity as of December 31, 2024 and 2025 are as follows (Unit: Korean Won in millions):

	December 31, 2024	December 31, 2025
Capital
Common stock capital	3,802,676	3,802,676
Hybrid securities	3,810,435	3,710,498
Capital surplus
Paid in capital in excess of par	854,499	854,499
Others	79,601	78,937

Sub-total	934,100	933,436

Capital adjustments
Treasury stocks	(35,517)	(35,517)
Other adjustments (*1)	(1,699,038)	(1,646,069)

Sub-total	(1,734,555)	(1,681,586)

Accumulated other comprehensive income
Net gain on credit risk fluctuation of financial liabilities designated to be measured at FVTPL	1,348	1,274
Financial assets at FVTOCI	60,438	(1,106,650)
Changes in capital due to equity method	(1,886)	(4,222)
Net financial gain(loss) on insurance contract assets(liabilities)	—	1,534,528
Net financial gain(loss) on reinsurance contract assets(liabilities)	—	(10,462)
Gain on foreign currency translation of foreign operations	523,780	416,768
Loss on hedges of net investment in foreign operations	(149,577)	(127,258)
Remeasurements of defined benefit plan	(86,218)	(96,991)
Loss on valuation of cash flow hedge	(14,215)	(144,728)

Sub-total	333,670	462,259

Retained earnings (*2) (*3)	26,950,510	28,790,056
Non-controlling interest (*4) (*5)	1,798,433	1,841,909

Total	35,895,269	37,859,248

F-20
4

(*1)
Included 178,060 million Won in capital transaction gains and losses recognized by Woori Bank and (formerly) Woori Financial Group in 2014 and 2,238,228 million Won due to the spin-off of Gyeongnam Bank and Gwangju Bank.

(*2)
The regulatory reserve for credit losses in retained earnings amounted to 2,392,542 million Won and
2,678,017
 million Won as of December 31, 2024 and 2025, respectively in accordance with the relevant article.

(*3)
The earned surplus reserve in retained earnings amounted to 442,650 million Won and
554,990
million Won as of December 31, 2024 and 2025

in accordance with the Article 53 of the Financial Holding Company Act.

(*4)
The hybrid securities issued by Woori Bank amounting to 1,645,947 million Won and 1,406,513 million Won as of December 31, 2024 and 2025, respectively, are recognized as non-controlling interests. 76,249 million Won and 89,134 million Won of dividends for the hybrid securities issued by Woori Bank are allocated to net profit and loss of the non-controlling interests for the years ended December 31, 2024 and 2025, respectively.

(*5)
10,995
million Won of dividends for the hybrid securities issued by Tongyang Life Insurance Co., Ltd. are allocated to net profit and loss of the non-controlling interests for the year ended December 31, 2025.

(2)	The number of authorized shares and others of the Group are as follows:

	December 31, 2024	December 31, 2025
Shares of common stock authorized	4,000,000,000 Shares	4,000,000,000 Shares
Par value	5,000 Won	5,000 Won
Shares of common stock issued	742,591,501 Shares	734,076,320 Shares
Capital stock (*)	3,802,676 million Won	3,802,676 million Won

(*)	Due to profit cancellation, the capital stock differs from the total par value of the shares issued.

(3)	Hybrid securities
The bond-type hybrid securities classified as shareholders’ equity are as follows (Unit: Korean Won in millions):

	Issue date	Maturity	Interest rate (%)	December 31, 2024	December 31, 2025
Securities in local currency	2020-02-06	—	3.34	400,000	—
Securities in local currency	2020-06-12	—	3.23	300,000	—
Securities in local currency	2020-10-23	—	3.00	200,000	—
Securities in local currency	2021-04-08	—	3.15	200,000	200,000
Securities in local currency	2021-10-14	—	3.60	200,000	200,000
Securities in local currency	2022-02-17	—	4.10	300,000	300,000
Securities in local currency	2022-07-28	—	4.99	300,000	300,000
Securities in local currency	2022-10-25	—	5.97	220,000	220,000
Securities in local currency	2023-02-10	—	4.65	300,000	300,000
Securities in local currency	2023-09-07	—	5.04	200,000	200,000
Securities in local currency	2024-02-07	—	4.49	400,000	400,000
Securities in local currency	2024-06-19	—	4.27	400,000	400,000
Securities in local currency	2024-10-10	—	4.00	400,000	400,000
Securities in local currency	2025-05-13	—	3.45	—	400,000
Securities in local currency	2025-10-22	—	3.34	—	400,000
Issuance cost				(9,565)	(9,502)

Total				3,810,435	3,710,498

The hybrid securities mentioned above do not have maturity date but are redeemable after 5 years from date of issuance.

F-20
5

(4)	Accumulated other comprehensive income
Changes in the accumulated other comprehensive income are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2023
	Beginning balance	Increase (decrease) (*)	Reclassification adjustments	Income tax effect	Ending balance
Net gain (loss) on valuation of financial assets at FVTOCI	(645,731)	783,583	200,309	(258,467)	79,694
Changes in capital due to equity method	475	(1,434)	—	4,430	3,471
Gain (loss) on foreign currency translation of foreign operations	(24,202)	39,458	—	323	15,579
Gain (loss) on hedges of net investment in foreign operations	(20,701)	(19,088)	—	5,039	(34,750)
Remeasurement gain (loss) related to defined benefit plan	55,235	(108,217)	—	28,720	(24,262)
Gain (loss) on valuation of cash flow hedge	(4,282)	(15,906)	(944)	326	(20,806)

Total	(639,206)	678,396	199,365	(219,629)	18,926

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

F-2
0
6

	For the year ended December 31, 2025
	Beginning balance	Increase (decrease) (*)	Reclassification adjustments	Income tax effect	Non-controlling interest adjustments	Ending balance
Net gain (loss) on valuation of financial assets at FVTOCI	60,438	(1,671,023)	(108,699)	459,475	153,159	(1,106,650)
Net gain (loss) on credit risk fluctuation of financial liabilities designated to be measured at FVTPL	1,348	(74)	—	—	—	1,274
Changes in capital due to equity method	(1,886)	(3,534)	—	1,198	—	(4,222)
Gain (loss) on foreign currency translation of foreign operations	523,780	(122,129)	—	5,725	9,392	416,768
Gain (loss) on hedges of net investment in foreign operations	(149,577)	30,325	—	(8,006)	—	(127,258)
Remeasurement gain (loss) related to defined benefit plan	(86,218)	(15,458)	—	6,778	(2,093)	(96,991)
Gain (loss) on valuation of cash flow hedge	(14,215)	(320,171)	94,108	58,393	37,157	(144,728)
Net financial gain(loss) on insurance contract assets(liabilities)	—	2,395,876	—	(609,063)	(252,285)	1,534,528
Net financial gain(loss) on reinsurance contract assets(liabilities)	—	(20,157)	—	4,525	5,170	(10,462)

Total	333,670	273,655	(14,591)	(80,975)	(49,500)	462,259

(*)
The increase (decrease) of financial asset valuation profit or loss at fair value through other comprehensive income are changes due to the period evaluation, and the reclassification adjustments amounting to 1,319 million Won are due to disposal of equity securities at FVTOCI during the period.

(5)	Treasury stock
Changes in treasury stocks for the years ended December 31, 2023, 2024 and 2025 are as follows (Unit: Shares and Korean Won in millions):

	December 31, 2023
	Beginning balance	Acquisition	Disposal and others	Ending balance
Number of shares	343,991	13,552,312	(10,468,806)	3,427,497

Carrying amount	3,819	157,222	(121,693)	39,348

	December 31, 2024
	Beginning balance	Acquisition	Disposal and others	Ending balance
Number of shares	3,427,497	9,359,819	(9,705,040)	3,082,276

Carrying amount	39,348	136,712	(140,543)	35,517

F-2
0
7

	December 31, 2025
	Beginning balance	Acquisition	Disposal and others	Ending balance
Number of shares	3,082,276	8,515,377	(8,515,377)	3,082,276

Carrying amount	35,517	150,003	(150,003)	35,517

31.	DIVIDENDS

(1)
Dividends per share and the total dividends for the fiscal year ending December 31, 2024 were 660 Won and 490,075 million Won, respectively, approved at the regular general shareholders’ meeting held on March 26, 2025, and were paid in April 2025.

(2)
At the Board of Directors meeting held on April 25, 2025, it was approved to pay a quarterly dividend of 200 Won per share (total dividends are 147,428 million Won) with a record date of May 10, 2025. The dividends were paid in May 2025.

(3)
At the Board of Directors meeting held on July 25, 2025, it was approved to pay a quarterly dividend of 200 Won per share (total dividends are 146,804 million Won) with a record date of August 10, 2025. The dividends were paid in August 2025.

(4)
At the Board of Directors meeting held on October 24, 2025, it was approved to pay a quarterly dividend of 200 Won per share (total dividends are 146,804 million Won) with a record date of November 10, 2025. The dividends were paid in November 2025.

(5)
Dividends per share and the total dividends for the fiscal year ending December 31, 2025 were 760 Won and 557,431 million Won, respectively, will be proposed at the regular general shareholders’ meeting to be held on March 23, 2026. The record date for the year-end
dividend of the fiscal year ending December 31, 2025, is February 27, 2026. The current financial statements do not include such outstanding dividends.

32.	NET INTEREST INCOME

(1)	Details of Interest income recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2023	2024	2025
Financial assets at FVTPL	192,094	236,793	303,458
Financial assets at FVTOCI	999,407	1,281,642	1,866,114
Financial assets at amortized cost
Loans and other financial assets at amortized cost
Interest on due from banks	543,789	624,006	570,489
Interest on loans	18,042,706	19,116,813	17,783,891
Interest of other receivables	81,045	111,031	115,673

Sub-total	18,667,540	19,851,850	18,470,053

Securities at amortized cost	782,513	643,056	539,932

Sub-total	19,450,053	20,494,906	19,009,985

Insurance finance interest income	—	—	9,186

Total	20,641,554	22,013,341	21,188,743

(2)	Details of interest expense recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2023	2024	2025
Interest on deposits due to customers	8,738,249	9,599,529	8,050,948
Interest on borrowings	1,294,710	1,351,612	1,111,255
Interest on debentures	1,507,108	1,760,003	1,823,313
Other interest expense	348,588	398,694	398,088
Interest on lease liabilities	10,359	17,167	18,349

Total	11,899,014	13,127,005	11,401,953

Insurance finance interest expense	—	—	756,021

Total	11,899,014	13,127,005	12,157,974

33.	NET FEES AND COMMISSIONS INCOME

(1)	Details of fees and commissions income recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2023	2024	2025
Fees and commission received for brokerage	146,216	156,534	152,479
Fees and commission received related to credit	182,151	178,136	167,350
Fees and commission received for electronic finance	125,760	128,163	128,493
Fees and commission received on foreign exchange handling	55,993	57,335	55,653
Fees and commission received on foreign exchange	99,071	115,450	111,348
Fees and commission received for guarantee	88,580	104,301	98,548
Fees and commission received on credit card	640,918	638,573	657,884
Fees and commission received on securities business	58,553	69,935	91,414
Fees and commission from trust management	266,197	252,732	274,581
Fees and commission received on credit information	10,768	10,733	10,113
Fees and commission received related to lease	698,463	892,126	961,954
Other fees	193,144	270,198	307,954

Total	2,565,814	2,874,216	3,017,771

(2)	Details of fees and commissions expense incurred are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2023	2024	2025
Fees and commissions paid	339,340	340,083	384,147
Credit card commission	488,742	426,820	430,384
Securities business commission	1,287	1,159	2,986
Others	15,964	19,984	39,850

Total	845,333	788,046	857,367

34.	DIVIDEND INCOME

(1)	Details of dividend income recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2023	2024	2025
Dividend income related to financial assets at FVTPL	222,357	291,122	455,021
Dividend income related to financial assets at FVTOCI	17,936	19,198	29,444

Total	240,293	310,320	484,465

(2)	Details of dividends related to financial assets at FVTOCI are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2023	2024	2025
Dividend income recognized from assets held as of the period end:
Equity securities	17,936	19,198	28,877
Dividend income recognized from assets disposed of as of the period end:
Equity securities	—	—	567

Total	17,936	19,198	29,444

35.	NET INSURANCE INCOME
Details of net insurance income are as follows (Unit: Korean Won in millions):

For the year ended December 31, 2025
Insurance service result of insurance contracts	104,164
Insurance income	1,005,778
Estimated incurred claims and other insurance service expenses	664,038
Changes in risk adjustment for non-financial risk	26,471
Amortization of contractual service margin	154,187
Amortization of insurance acquisition cash flows	148,980
Changes in loss recovery component	(288)
Other insurance income	12,390
Insurance service expenses	901,614
Actual incurred claims and other insurance service expenses	689,461
Amortization of insurance acquisition cash flows	148,980
Changes in liability for incurred claims	23,777
(Reversal of) loss component allocation amount	32,478
Other operating expenses	6,918
Insurance service result of reinsurance contracts	(293)
Reinsurance income	36,719
Actual incurred claims and reinsurance service expenses	32,341
Changes in asset for incurred claims	3,745
(Reversal of) Loss recovery component allocation amount	633
Reinsurance service expenses	37,012
Estimated incurred claims and reinsurance service expenses	28,120
Changes in risk adjustment for non-financial risk	1,024
Amortization of contractual service margin	7,868

Net insurance income	103,871

F-2
1
0

36.	NET INSURANCE FINANCE INCOME (EXPENSE)
Details of net insurance finance income and expenses are as follows (Unit: Korean Won in millions):

For the year ended December 31, 2025
Investment income
Interest income	641,077
Gain on financial assets	516,360
Other investment income	(27,257)
Investment income recognized in net income	1,130,180
Investment income recognized in other comprehensive income (*)	(1,966,190)

Sub-total	(836,010)

Insurance finance interest income and other insurance finance income
Insurance finance interest income	(753,740)
Effect of change in fair value of underlying assets of participating insurance contracts	(418,880)
Effect of changes in discount rates and others	40,385
Other insurance finance income recognized in net income	(1,132,235)
Insurance finance income recognized in other comprehensive income (*)	2,395,876

Sub-total	1,263,641

Reinsurance finance interest income and other reinsurance finance income
Reinsurance finance interest income	6,905
Effect of changes in credit risk of reinsurance liabilities	365
Effect of changes in discount rates and others	—
Other reinsurance finance income recognized in net income	7,270
Reinsurance finance income recognized in other comprehensive income (*)	(20,157)

Sub-total	(12,887)

5,215

409,529

Total	414,744

(*)	The finance income recognized in other comprehensive income is the amount before deducting tax and non-controlling interests.

37.	NET GAIN OR LOSS ON FINANCIAL INSTRUMENTS AT FAIR VALUE THROUGH PROFIT OR LOSS

(1)	Details of gains or losses related to net gain or loss on financial instruments at FVTPL are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2023	2024	2025
Gain on financial instruments at FVTPL	488,486	1,512,430	723,045
Loss on financial instruments designated to be measured at FVTPL	—	(19,647)	2,894

Total	488,486	1,492,783	725,939

F-2
1
1

(2)
Details of net gain or loss on financial instruments at fair value through profit or loss measured at fair value and financial instruments held for trading are as follows (Unit: Korean Won in millions):

			For the years ended December 31
			2023	2024	2025
Financial assets at FVTPL	Securities	Gain on transactions and valuation	889,250	701,955	1,138,390
		Loss on transactions and valuation	(191,144)	(306,311)	(805,531)

		Sub-total	698,106	395,644	332,859

	Loans	Gain on transactions and valuation	6,064	16,825	19,233
		Loss on transactions and valuation	(2,289)	(1,738)	(5,978)

		Sub-total	3,775	15,087	13,255

	Other financial assets	Gain on transactions and valuation	9,742	12,715	41,385
		Loss on transactions and valuation	(19,291)	(20,280)	(37,107)

		Sub-total	(9,549)	(7,565)	4,278

	Sub-total		692,332	403,166	350,392

Derivatives (Held for trading)	Interest rates derivatives	Gain on transactions and valuation	4,741,233	2,981,638	2,138,404
		Loss on transactions and valuation	(4,990,352)	(2,945,172)	(1,906,465)

		Sub-total	(249,119)	36,466	231,939

	Currency derivatives	Gain on transactions and valuation	7,677,720	14,841,349	9,140,527
		Loss on transactions and valuation	(7,528,291)	(13,757,446)	(9,015,260)

		Sub-total	149,429	1,083,903	125,267

	Equity derivatives	Gain on transactions and valuation	3,169,071	1,182,962	283,462
		Loss on transactions and valuation	(3,273,202)	(1,194,068)	(268,067)

		Sub-total	(104,131)	(11,106)	15,395

	Other derivatives	Gain on transactions and valuation	14	27	52
		Loss on transactions and valuation	(39)	(26)	—

		Sub-total	(25)	1	52

	Sub-total		(203,846)	1,109,264	372,653

	Net, Total		488,486	1,512,430	723,045

(*)
The Group holds interest rate and currency-related derivative contracts to manage the volatility of gains and losses on transactions of foreign exchange due to exchange rate risk. The foreign exchange gains and losses are described in Note 40. (2) and (3).

F-21
2

(3)	Details of gain(loss) on financial instruments designated to be measured at FVTPL are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2023	2024	2025
Net loss on deposits due to customers
Net loss on valuation of time deposits	—	(19,647)	2,894

38.	NET GAIN OR LOSS ON FINANCIAL ASSETS AT FVTOCI
Details of net gain or loss on financial assets at FVTOCI recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2023	2024	2025
Loss on redemption of securities	104	—	—
Gain (Loss) on transaction of securities	(37,745)	96,620	130,644
Gain on transactions of loans	—	—	(24)

Total	(37,641)	96,620	130,620

39.	REVERSAL OF (PROVISION FOR) IMPAIRMENT LOSSES DUE TO CREDIT LOSS
Reversal of (provision for) impairment losses due to credit loss are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2023	2024	2025
Provision due to credit loss on financial assets measured at FVTOCI	(16,542)	(8,868)	(10,190)
Reversal (provision) for impairment loss due to credit loss on securities at amortized cost	(5,549)	3,287	(330)
Provision for impairment loss due to credit loss on loan and other financial assets at amortized cost	(1,839,987)	(1,715,074)	(2,087,386)
Reversal for guarantees	(3,555)	5,250	(8,364)
Reversal(provision) for unused loan commitment	(29,283)	(890)	3,456

Total	(1,894,916)	(1,716,295)	(2,102,814)

F-2
1
3

40.	GENERAL AND ADMINISTRATIVE EXPENSES AND OTHER NET OPERATING INCOME (EXPENSES)

(1)	Details of general and administrative expenses recognized are as follows (Unit: Korean Won in millions):

			For the years ended December 31
			2023	2024	2025
Employee benefits	Short-term employee benefits	Salaries	1,831,137	1,932,906	2,071,650
		Employee fringe benefits	600,001	640,924	733,487
	Share based payment		12,946	27,629	61,568
	Retirement benefit service costs		119,670	134,514	201,431
	Termination		164,922	1,533	176,387

	Sub-total		2,728,676	2,737,506	3,244,523

Depreciation and amortization			503,035	539,924	580,520
Other general and administrative expenses	Rent		124,355	124,041	127,293
	Taxes and public dues		190,334	202,541	197,412
	Service charges		245,656	257,113	274,880
	Computer and IT related		144,017	142,979	205,504
	Telephone and communication		88,018	93,178	80,253
	Advertising		161,896	156,795	188,960
	Printing		6,072	5,955	5,443
	Traveling		13,364	13,436	13,978
	Supplies		9,156	9,021	8,357
	Insurance premium		14,380	13,852	15,532
	Maintenance		24,932	25,035	24,582
	Water, light, and heating		19,161	19,415	20,590
	Vehicle maintenance		14,725	14,394	11,871
	Others (*)		155,656	113,788	179,923

	Sub-total		1,211,722	1,191,543	1,354,578

Total			4,443,433	4,468,973	5,179,621

(*)	In-house welfare fund contributions amounted to 40,047 million Won and 50,710 million Won for the year ended December 31, 2023 and 2025.

(2)	Details of other operating income recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2023	2024	2025
Gain on transactions of foreign exchange(*1)	1,428,737	722,827	2,072,682
Gain related to derivatives (designated for hedging)	114,875	192,000	251,270
Gain on fair value hedged items	8,986	25,469	16,141
Others(*2)	288,862	349,033	468,712

Total	1,841,460	1,289,329	2,808,805

(*1)
The Group holds interest rate and currency-related der
iv
ative contracts to manage the volatility of gains and losses on transactions of foreign exchange due to exchange rate risk. The related gains and losses are described in Note 37. (2).

(*2)	Other income includes gains on disposal of operating lease assets of 255,943 million Won and 372,606 million Won for the years ended December 31, 2024 and 2025, respectively

F-2
1
4

(3)	Details of other operating expenses recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2023	2024	2025
Losses on transactions of foreign exchange (*1)	1,295,557	1,754,516	1,190,288
KDIC deposit insurance premium	464,213	509,832	500,480
Contribution to miscellaneous funds	453,805	533,335	528,863
Losses related to derivatives (designated for hedging)	35,583	24,252	624,781
Losses on fair value hedged items	72,601	64,571	92,138
Others (*2)	1,040,424	1,121,479	1,280,617

Total	3,362,183	4,007,985	4,217,167

(*1)
The Group holds interest rate and currency-related derivative contracts to manage the volatility of gains and losses on transactions of foreign exchange due to exchange rate risk. The related gains and losses are described in Note 37. (2)

(*2)
Other expenses include 22,349 million Won, 28,509 million Won and 32,495 million Won for intangible asset amortization cost for the years ended December 31, 2023, 2024 and 2025 respectively. In addition, it includes 462,394 million Won, 587,148 million Won and 629,079 million Won for lease depreciation cost for the years ended December 31, 2023, 2024 and 2025, respectively.

(4)	Share-based payment
Details of performance condition share-based payment granted to executives as of December 31, 2024 and 2025 are as follows.

1)	Performance condition share-based payment

Subject to		Shares granted for the year 2021
Type of payment		Cash-settled
Vesting period		January 1, 2021 ~ December 31, 2024
Date of payment		2025-01-01
Fair value (*1)		15,831 Won
Valuation method		Black-Scholes Model
Expected dividend rate		6.48%
Expected maturity date		—
Number of shares remaining	As of December 31, 202 5	56,029 shares
	As of December 31, 202 4	1,105,292 shares
Number of shares granted (*2)	As of December 31, 202 5	56,029 shares
	As of December 31, 202 4	1,105,292 shares
Subject to		Shares granted for the year 2022
Type of payment		Cash-settled
Vesting period		January 1, 2022 ~ December 31, 2025
Date of payment		2026-01-01
Fair value (*1)		27,713 Won
Valuation method		Black-Scholes Model
Expected dividend rate		7.30%
Expected maturity date		—
Number of shares remaining	As of December 31, 202 5	960,777 shares
	As of December 31, 202 4	960,777 shares
Number of shares granted (*2)	As of December 31, 202 5	960,777 shares
	As of December 31, 202 4	960,777 shares

F-2
1
5

Subject to		Shares granted for the year 2023
Type of payment		Cash-settled
Vesting period		January 1, 2023 ~ December 31, 2026
Date of payment		2027-01-01
Fair value (*1)		25,763 Won
Valuation method		Black-Scholes Model
Expected dividend rate		7.30%
Expected maturity date		1 year
Number of shares remaining	As of December 31, 2025	916,849 shares
	As of December 31, 2024	916,849 shares
Number of shares granted (*2)	As of December 31, 2025	916,849 shares
	As of December 31, 2024	916,849 shares
Subject to		Shares granted for the year 2024
Type of payment		Cash-settled
Vesting period		January 1, 2024 ~ December 31, 2027
Date of payment		2028-01-01
Fair value (*1)		23,949 Won
Valuation method		Black-Scholes Model
Expected dividend rate		7.30%
Expected maturity date		2 years
Number of shares remaining	As of December 31, 2025	1,384,504 shares
	As of December 31, 2024	1,384,504 shares
Number of shares granted (*2)	As of December 31, 2025	1,384,504 shares
	As of December 31, 2024	1,384,504 shares
Subject to		Shares granted for the year 2025
Type of payment		Cash-settled
Vesting period		January 1, 2025 ~ December 31, 2028
Date of payment		2029-01-01
Fair value (*1)		22,263 Won
Valuation method		Black-Scholes Model
Expected dividend rate		7.30%
Expected maturity date		3 years
Number of shares remaining	As of December 31, 2025	1,048,842 shares
	As of December 31, 2024	—
Number of shares granted (*2)	As of December 31, 2025	1,048,842 shares
	As of December 31, 2024	—

(*1)
As the amount of payment varies according to the base price (the arithmetic average of the weighted average stock price of transactions in the past one week, the past one month, and the past two months) at the date of payment, the fair value is measured according to the Black-Scholes model based on the base price at the time of each settlement and used for measuring the liability.

(*2)
The number of payable stocks is granted at the initial contract date. This is a system in which the number of shares to be granted is determined based on the evaluation results of long-term performance indicators over a total of four years, including the current year, and the final cash compensation is made by reflecting the stock price at the time of payment. Long-term performance indicators include relative shareholder return, common equity ratio, return on equity, net income, selling, general and administrative expenses ratio, non-performing loan ratio, and performance of assigned duties.

2)
The Group accounts for performance condition share-based payments according to the cash-settled method and the fair value of the liabilities is reflected in the compensation costs by re-measuring every closing period. As of December 31, 2024 and 2025, the carrying amount of the liabilities related to the performance condition share-based payments recognized by the Group amounts to 62,557 million Won and

F-2
16

107,713 million Won, respectively, including the carrying amount of liabilities related to key management of 16,660 million Won and 43,823 million Won, respectively.
41. NON-OPERATING INCOME (EXPENSES)

(1)	Details of gains or losses on valuation of investments in joint ventures and associates are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2023	2024	2025
Gains on valuation of investments in joint ventures and associates	132,541	96,176	122,695
Losses on valuation of investments in joint ventures and associates	(22,710)	(19,911)	(24,035)

Total	109,831	76,265	98,660

(2)	Details of other non-operating income and expenses recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2023	2024	2025
Other non-operating incomes	117,746	88,398	726,778
Other non-operating expenses	(209,153)	(197,006)	(410,080)

Total	(91,407)	(108,608)	316,698

(3)	Details of other non-oper ati ng income recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2023	2024	2025
Rental fee income	26,477	23,307	34,888
Gains on disposal of investments in joint ventures and associates	33,123	19,642	7,507
Gains on disposal of premises and equipment, intangible assets and other assets	5,267	7,064	45,823
Reversal of impairment loss of premises and equipment, intangible assets and other assets	230	147	971
Bargain purchase gain	—	—	581,010
Others (*)	52,649	38,238	56,579

Total	117,746	88,398	726,778

(*)	Others include 14,060 million Won, 2,517 million Won and 3 million Won of other gains related to other provisions for the years ended December 31, 2023, 2024 and 2025, respectively.

F-2
17

(4)	Details of other non-operating expenses recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2023	2024	2025
Depreciation on investment properties	5,398	8,216	8,511
Operating expenses on investment properties	2,058	2,110	1,316
Losses on disposal of investment in joint ventures and associates	588	532	1,874
Losses on disposal of premises and equipment, intangible assets and other assets	1,873	2,233	3,475
Impairment losses of premises and equipment, intangible assets and other assets	129	3,627	86,354
Donation	63,729	118,589	166,692
Others (*)	135,378	61,699	141,858

Total	209,153	197,006	410,080

(*)	Others include 66,910 million Won, 31,023 million Won and 98,913 million Won of other losses related to other provisions for the years ended December 31, 2023, 2024 and 2025, respectively.

42.	INCOME TAX EXPENSE

(1)	Details of income tax expenses are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2023	2024	2025
Current tax expense
Current tax expense with respect to the current period	689,395	615,120	1,178,517
Adjustments recognized in the current period in relation to the tax expense of prior periods	(22,825)	(35,823)	7,773
Income tax expense directly attributable to other equity	5,039	41,188	9,362

Sub-total	671,609	620,485	1,195,652

Deferred tax expense
Change in deferred tax assets (liabilities) due to temporary differences	442,852	408,941	(258,709)
Income tax expense (income) directly attributable to equity	(224,668)	18,128	(74,054)

Others	766	3,824	(231)

Sub-total	218,950	430,893	(332,994)

Income tax expense	890,559	1,051,378	862,658

F-2
18

(2)	Income tax expense reconciled to net income before income tax expense is as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2023	2024	2025
Net income before income tax expense	3,517,453	4,222,847	4,090,166
Tax calculated at statutory tax rate (*)	859,608	1,014,678	997,720
Adjustments:
Effect of income that is exempt from taxation	(37,500)	(46,946)	(189,253)
Effect of expenses that are not deductible in determining taxable income	12,163	53,719	57,584
Adjustments recognized in the current period in relation to the current tax of prior periods	(22,456)	(36,205)	7,773
Others	78,744	66,132	(11,166)

Sub-total	30,951	36,700	(135,062)

Income tax expense	890,559	1,051,378	862,658

Effective tax rate	25.32%	24.90%	21.09%

(*)	The applicable income tax rate: 9.9% up to 200 million Won in tax basis, 20.9% over 200 million Won to 20 billion Won, 23.1% over 20 billion Won to 300 billion Won and 26.4% over 300 billion Won.

(3)	Changes in deferred tax assets and liabilities for the years ended December 31, 2023, 2024 and 2025, are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2023
	Beginning balance	Business combination	Recognized as income (expense)	Recognized as other comprehensive income (expense)	Ending Balance
Gain (loss) on financial assets	373,145	—	(272,072)	(258,467)	(157,394)
Gain on valuation using the equity method of accounting	20,555	—	(35,357)	4,430	(10,372)
Gain (loss) on valuation of derivatives	10,617	—	24,869	326	35,812
Accrued income	(90,330)	—	(42,608)	—	(132,938)
Provision for loan losses	(20,105)	—	61,093	—	40,988
Loan and receivables written off	7,926	—	1,846	—	9,772
Loan origination costs and fees	(169,093)	—	(4,324)	—	(173,417)
Defined benefit liability	369,785	—	29,308	28,172	427,265
Deposits with employee retirement insurance trust	(450,222)	—	(50,044)	548	(499,718)
Provision for guarantee	8,328	—	(54)	—	8,274
Other provision	87,229	—	91,888	—	179,117
Others (*)	(70,335)	(11,593)	(22,729)	323	(104,334)

Net deferred tax assets (liabilities)	77,500	(11,593)	(218,184)	(224,668)	(376,945)

(*)	Among the deferred tax assets and liabilities classified as ‘Others,’ the deferred tax asset arising from unused tax losses amounts to 1,998 million Won.

F-2
19

	For the year ended December 31, 2024
	Beginning balance	Business combination	Recognized as income (expense)	Recognized as other comprehensive income (expense)	Ending Balance
Gain (loss) on financial assets	(157,394)	—	(110,523)	15,463	(252,454)
Gain (loss) on valuation using the equity method of accounting	(10,372)	—	(8,391)	1,608	(17,155)
Gain (loss) on valuation of derivatives	35,812	—	(289,117)	(247)	(253,552)
Accrued income	(132,938)	—	16,258	—	(116,680)
Provision for loan losses	40,988	—	41,496	—	82,484
Loan and receivables written off	9,772	—	(1,069)	—	8,703
Loan origination costs and fees	(173,417)	—	(6,775)	—	(180,192)
Defined benefit liability	427,265	—	29,008	22,120	478,393
Deposits with employee retirement insurance trust	(499,718)	—	(400)	514	(499,604)
Provision for guarantee	8,274	—	(2,474)	—	5,800
Other provision	179,117	—	(47,570)	—	131,547
Others (*)	(104,334)	(544)	(46,968)	(21,330)	(173,176)

Net deferred tax assets (liabilities)	(376,945)	(544)	(426,525)	18,128	(785,886)

(*)	Among the deferred tax assets and liabilities classified as ‘Others’, the deferred tax asset arising from unused tax losses amounts to 12,507 million won.

	For the year ended December 31, 2025
	Beginning balance	Business combination	Recognized as income (expense)	Recognized as other comprehensive income (expense)	Others	Ending Balance
Gain (loss) on financial assets	(252,454)	417,200	41,158	459,475	—	665,379
Gain (loss) on valuation of investment stocks accounted in equity method	(17,155)	—	(19,487)	1,198	—	(35,444)
Gain (loss) on valuation of derivatives	(253,552)	1,679	123,880	58,393	—	(69,600)
Accrued income	(116,680)	(218,608)	(21,577)	—	—	(356,865)
Provision for loan losses	82,484	—	27,327	—	—	109,811
Loan and receivables written off	8,703	—	1,012	—	—	9,715
Loan origination costs and fees	(180,192)	(492)	33,131	—	—	(147,553)
Defined benefit obligation	478,393	12,301	52,063	6,714	—	549,471
Deposits with employee retirement insurance trust	(499,604)	(52)	(81,932)	64	—	(581,524)
Provision for guarantee	5,800	—	1,207	—	—	7,007
Other provision	131,547	(491)	28,563	—	—	159,619
Net financial gain (loss) on insurance contract assets (liabilities)	—	194,666	(75,169)	(609,063)	—	(489,566)
Net financial gain (loss) on reinsurance contract assets (liabilities)	—	(24,384)	33,142	4,525	—	13,283
Others (*)	(173,176)	54,180	189,445	5,725	(1,085)	75,089

Net deferred tax assets (liabilities)	(785,886)	435,999	332,763	(72,969)	(1,085)	(91,178)

(*)	Among the deferred tax assets and liabilities classified as ‘Others,’ the deferred tax asset arising from unused tax losses amounts to 318,085 million won.

F-22
0

(4)	Unrealizable temporary differences are as follows (Unit: Korean Won in millions):

	December 31, 2024	December 31, 2025
Deductible temporary differences	332,384	510,185
Tax loss carry forward	62,963	—
Taxable temporary differences	(10,335,041)	(10,417,258)

Total	(9,939,694)	(9,907,073)

No deferred
 income tax asset has been recognized for the deductible temporary difference of
477,836
 million Won associated with investments in subsidiaries as of December 31, 2025, because it is not probable that the temporary differences will be reversed in the foreseeable future. Also, no deferred income tax asset has been recognized for the other
32,349
 million
won
 due to the uncertainty of its feasibility in the future.
No deferred income tax liability has been recognized for the taxable temporary difference of 10,417,258 million won
 associated with investment in subsidiaries as of December 31, 2025, due to the following reasons:

•	The Group is able to control the timing of the reversal of the temporary difference.

•	It is probable that the temporary difference will not be reversed in the foreseeable future.
As of December 31, 2025, there are no tax loss carryforwards that are not recognized as deferred tax assets

(5)	Details of accumulated current and deferred tax charged directly to other equity are as follows (Unit: Korean Won in millions):

	December 31, 2024	December 31, 2025
Loss on valuation of financial assets at FVTOCI	(28,645)	430,830
Loss on financial instruments designated to be measured at FVTPL	(483)	(483)
Gain on valuation of equity method investments	2,272	3,470
Gain(loss) on foreign currency translation of foreign operations	(11,069)	(5,344)
Gain on valuation of hedge accounting of the net investment in foreign operations	56,042	48,036
Remeasurement gain (loss) related to defined benefit liabilities	30,770	37,548
Gain(loss) on derivatives designated as cash flow hedge	(7)	58,386
Net financial gain (loss) on insurance contract assets (liabilities)	—	(609,063)
Net financial gain (loss) on reinsurance contract assets (liabilities)	—	4,525

Total	48,880	(32,095)

(6)	Current tax assets and liabilities are as follows (Unit: Korean Won in millions):

	December 31, 2024	December 31, 2025
Current tax assets	61,613	228,229
Current tax liabilities	127,126	723,368

(7)	Impact of Pillar Two income taxes
Under the Pillar Two legislation, the consolidated entity is required to pay additional tax equal to the difference between the GloBE effective tax rate in each jurisdiction in which its constituent entities operate and the 15% minimum tax rate. Accordingly, the Pillar Two income tax expense recognized for the current period amounts to KRW 1,569 million. The exception to the recognition and disclosure requirements for deferred tax assets and liabilities related to Pillar Two has been applied.

F-22
1

43.	EARNINGS PER SHARE (“EPS”)

(1)
Basic EPS is calculated by dividing net income attributable to common shareholders by weighted-average number of common shares outstanding (Unit: Korean Won in millions, except for EPS and number of shares):

	For the years ended December 31
	2023	2024	2025
Net income attributable to common shareholders	2,506,296	3,085,995	3,124,346
Dividends to hybrid securities	(131,148)	(158,682)	(150,059)
Net income attributable to common shareholders	2,375,148	2,927,313	2,974,287
Weighted average number of common shares outstanding (Unit: million shares)	735	741	734
Basic EPS (Unit: Korean Won)	3,230	3,950	4,052
Diluted EPS is equal to basic EPS because there is no dilution effect for the years ended December 31, 2023, 2024 and 2025.

(2)	The weighted average number of common shares outstanding is as follows (Unit: number of shares):

	For the year ended December 31, 2024
	Number of shares	Accumulated number of shares outstanding during period
Common shares issued at the beginning of the year	751,949,461	275,213,502,726
Treasury stocks	(3,427,497)	(1,254,463,902)
Acquisition and retirement of treasury stock	(9,359,809)	(2,742,480,364)
Disposal of treasury stock	347,070	89,415,280

Sub-total (①)		271,305,973,740

Weighted average number of common shares outstanding (②=(①/366))		741,273,152

	For the year ended December 31, 2025
	Number of shares	Accumulated number of shares outstanding during period
Common shares issued at the beginning of the period	742,591,501	271,045,897,865
Treasury stocks	(3,082,276)	(1,125,030,740)
Acquisition and retirement of treasury stock etc.	(8,515,377)	(2,115,328,855)
Disposal of treasury stock	196	31,208

Sub-total (①)		267,805,569,478

Weighted average number of common shares outstanding (②=(①/365))		733,713,889

F-22
2

44.	CONTINGENT LIABILITIES AND COMMITMENTS

(1)	Details of guarantees are as follows (Unit: Korean Won in millions):

	December 31, 2024	December 31, 2025
Confirmed guarantees
Guarantee for loans	60,571	69,961
Acceptances	617,599	495,942
Guarantees in acceptances of imported goods	75,265	66,879
Other confirmed guarantees	10,337,850	10,831,684

Sub-total	11,091,285	11,464,466

Unconfirmed guarantees
Local letters of credit	167,580	161,120
Letters of credit	3,213,170	2,615,813
Other unconfirmed guarantees	1,558,187	1,331,305

Sub-total	4,938,937	4,108,238

Commercial paper purchase commitments and others	581,040	497,394

Total (*)	16,611,262	16,070,098

(*)	Includes financial guarantees of 4,156,790 million Won and 5,032,808 million Won as of December 31, 2024 and December 31, 2025, respectively.

(2)	Details of unused loan commitments and others are as follows (Unit: Korean Won in millions):

	December 31, 2024	December 31, 2025
Loan commitments	133,863,588	134,286,067
Other commitments (*)	6,564,353	10,205,741

(*)
As of December 31, 2024 and 2025, the amount of unsecured bills (purchase bills sales) and discounts on electronic short-term bond sales (purchase) are 1,992,030 million Won and 4,399,729 million Won, respectively.

(3)	Litigation case
Litigation case that the key Group is a defendant in a lawsuit pending (excluding fraud lawsuits and those lawsuits that are filed only to extend the statute of limitation, etc.) are 871 cases (litigation value of 862,669 million Won) and 1,032 cases (litigation value of 926,888 million
Won) as of December 31, 2024 and 2025 respectively, and provisions for litigations are 23,233 million Won and 70,682 million Won.

F-22
3

(4)	Other commitments

1)	The obligations related to guaranteed completion with trust business as of December 31, 2025, are as follows (Unit: Korean Won in millions):

	Responsibility for Completion	cases	Initial PF Commitment Limit	Amount of PF Loans (*3)	Amount of unused PF limit (*4)	Amount of Trust Account Limit (*4)	Amount of Trust Account
Responsible completion land trust (*1)	Our Responsibility for Completion Deadline Passed (including completed projects)	3	200,000	38,733	55,013	5,700	5,685
Redevelopment Land Trust	Our Obligation to Bear Responsibility for Completion (*2)	3	98,499	46,010	97,066	32,500	14,586
Total		6	298,499	84,743	152,079	38,200	20,271

(*1)
Responsible completion land trust is a trust in which the Woori Asset Trust Co., Ltd., subsidiary, is only liable to the lending financial institution for the completion guarantee obligation in case the contractor fails to fulfill the obligation. If the subsidiary is unable to fulfill the completion guarantee obligation, it is responsible for compensating the lending financial institution for any losses incurred.

(*2)
In redevelopment projects where the Korea Housing & Urban Guarantee Corporation guarantees project financing loans, the project operator is responsible for the completion guarantee obligation according to the standard project agreement terms of the Korea Housing & Urban Guarantee Corporation, but the completion guarantee period has not yet expired as of December 31, 2025.

(*3)
Since, for projects where it is highly likely that our subsidiary Woori Asset Trust will bear the responsibility for completion and where the possibility and amount of loss can be reliably estimated, these impacts have been reflected in the financial statements at the end of the current period. However, for projects where the risk of Woori Asset Trust bearing the completion guarantee obligations is considered low or where the possibility and amount of loss cannot be reliably estimated, these impacts have not been reflected in the financial statements at the end of the current period.

(*4)	The limit may be subject to change during the project progress due to reasons such as limit deductions.

2)
As of December 31, 2025, Woori Asset Trust, a subsidiary, may lend a trust account for a part of the total project cost in relation to 29 debt-type land trust contracts including Boutique Terrace Hotel in Woo-dong, Haeundae-gu, Busan. The maximum loan amount (unused limit) is 192,027 million Won. Whether or not Woori Asset Trust lends a trust account in relation to the relevant businesses is not an unconditional payment obligation, and it is determined by considering overall matters such as the unique account and the fund balance plan of each trust business.

3)
Pursuant to some contracts related to asset securitization, the Group utilizes various prerequisites, triggering events causing early redemption, limiting risks that investors bear due to change in asset quality. Breach of such triggering clause leads to an early redemption of the securitized bonds.

4)
As of December 31, 2025, Tongyang Life Insurance Co., Ltd., a subsidiary, has entered into an agreement with Tongyang Leisure to amend the existing lease and transfer operating rights for the golf course, contingent upon the conversion of the golf course to public access, member consent, and court approval of the rehabilitation plan. The agreement includes clauses to pay variable compensation amount based on the sale proceeds, in consideration of the fulfillment of contractual obligations and the transfer of business rights. Member consent and the conversion to public access have been completed, and the variable compensation will be recognized when the decision to sell is made.

5)
As of December 31, 2025, Tongyang Life Insurance, a subsidiary, is under investigation by the Financial Services Commission regarding potential violations of the Credit Information Use and Protection Act.

F-2
2
4

6)
The administrative fine paid to the Personal Information Protection Commission in October 2025 in connection with the leakage of personal credit information of merchant representatives that occurred at the subsidiary, Woori Card, between January and April 2024 has been recognized in non-operating income and expenses. In addition, further administrative fines may be imposed by the Financial Services Commission; however, the outcome cannot be predicted at this time.

45.	RELATED PARTY TRANSACTIONS
Related parties of the Group as of December 31, 2024 and 2025, and assets and liabilities recognized, guarantees and commitments, major transactions with related parties and compensation to key management for the years ended December 31, 2024 and 2025 are as follows. Please refer to Note 1
4
 for the details of joint ventures and associates.

(1)	Assets and liabilities from transactions with related parties are as follows (Unit: Korean Won in millions):

Related parties		Account title	December 31, 2024	December 31, 2025
Associates	W Service Networks Co., Ltd.	Loans	51	30
		Deposits due to customers	3,054	3,009
		Accrued expenses	86	7
		Other liabilities	339	316

	Korea Credit Bureau Co., Ltd.	Loans	1	—
		Deposits due to customers	780	2,615
		Accrued expenses	13	—
		Other liabilities	—	10

	Korea Finance Security Co., Ltd.	Loans	3,225	3,435
		Loss allowance	(43)	(23)
		Deposits due to customers	1,145	2,138
		Other liabilities	3	1

	LOTTE CARD Co. Ltd.	Loans	27,913	26,880
		Account receivables	21	35
		Loss allowance	(297)	(295)
		Derivative assets	1,075	564
		Other assets	49	256
		Deposits due to customers	20,207	22,869
		Accrued expenses	—	39
		Derivative liabilities	—	807
		Other liabilities	273	289

	K BANK Co., Ltd.	Loans	18	17
		Account receivables	32	9
		Cash and cash equivalents	—	192
		Other assets	—	43
		Other liabilities	193,719	158,668

	Others (*)	Loans	38,819	42,903
		Loss allowance	(273)	(139)
		Other assets	66,088	9,116
		Deposits due to customers	3,575	2,259
		Other liabilities	232	541

(*)	Others include IGEN2022No. 1 Private Equity Fund and etc., as of December 31, 2024 and 2025.

F-2
2
5

(2)	Gain or loss from transactions with related parties are as follows (Unit: Korean Won in millions):

			For the years ended December 31
Related parties		Account title	2023	2024	2025
Associates	W Service Network Co., Ltd.	Other income	—	35	37
		Interest expenses	35	37	30
		Fees expenses	552	483	280
		Other expenses	1,575	1,095	1,031
	Korea Credit Bureau Co., Ltd.	Interest expenses	9	—	10
		Fees expenses	4,047	3,986	5,228
		Other expenses	143	155	61
	Korea Finance Security Co., Ltd.	Interest income	181	142	152
		Interest expenses	3	3	2
		Provision (Reversal) of allowance for credit losses	26	(32)	(22)
		Other expenses	33	25	25
	LOTTE CARD Co., Ltd.	Interest income	10	1,586	1,525
		Fees income	4,164	4,019	4,103
		Fees expenses	—	—	1,382
		Gain on derivatives	—	1,075	248
		Loss on derivatives	—	457	1,318
		Interest expenses	5,665	4,127	2,593
		Provision (Reversal) of allowance for credit loss	(455)	11	15
	K BANK Co., Ltd.	Fees income	190	269	171
		Fees expenses	339	—	6
		Other expenses	—	—	2
	Others (*)	Interest income	682	844	2,233
		Fees income	15,295	53,562	32,348
		Dividends income	1,700	3,729	—
		Other income	4,760	2,890	7,457
		Interest expenses	9,333	18,045	14,017
		Other expenses	836	1,612	—
		Provision (Reversal) of allowance for credit loss	(27)	212	(264)

(*)	Others include Win Mortgage Co., Ltd. and etc., for the years ended December 31, 2023, 2024 and 2025.

(3)	Major loan transactions with related parties for the years ended December 31, 2023, 2024 and 2025 are as follows (Unit: Korean Won in millions):

		For the year ended December 31, 2023
Related parties		Beginning balance	Loan	Collection	Others	Ending balance (*)
Associates	W Service Network Co., Ltd.	120	483	495	—	108
	Korea Credit Bureau Co., Ltd.	2	12	13	—	1
	Korea Finance Security Co., Ltd.	3,433	2,911	3,116	—	3,228
	LOTTE CARD Co., Ltd.	50,000	226,318	264,109	—	12,209
	K BANK Co., Ltd.	3	218	167	—	54
	One Mortgage	—	262	247	—	15
	ARAM CMC CO.LTD	—	41	—	—	41
	Godo Kaisha Oceanos 1	39,814	—	—	(1,693)	38,121
	Woori Zip 1	11,819	—	—	(502)	11,317
	Woori Zip 2	16,776	—	—	(713)	16,063
	Central Network Solutions Co., Ltd.	251	—	251	—	—

(*)	Payments that occurred for business reasons among related parties are excluded and net increase or decrease was used for limited credit loan.

F-2
26

		For the year ended December 31, 2024
Related parties		Beginning balance	Loan	Collection	Others	Ending balance (*)
Associates	W Service Network Co., Ltd.	108	475	532	—	51
	Korea Credit Bureau Co., Ltd.	1	3	3	—	1
	Korea Finance Security Co., Ltd.	3,228	2,705	2,708	—	3,225
	LOTTE CARD Co., Ltd.	12,209	288,794	274,484	1,394	27,913
	K BANK Co., Ltd.	54	317	353	—	18
	Win Mortgage Co.,Ltd.	15	243	250	—	8
	ARAM CMC CO.LTD	41	—	—	—	41
	Godo Kaisha Oceanos 1	38,121	—	—	649	38,770
	Woori Zip 1	11,317	—	11,227	(90)	—
	Woori Zip 2	16,063	—	15,936	(127)	—

(*)	Payments that occurred for business reasons among related parties are excluded and net increase or decrease was used for limited credit loan.

		For the year ended December 31, 2025
Related parties		Beginning balance	Loan	Collection	Others	Ending balance (*)
Associates	W Service Network Co., Ltd.	51	403	424	—	30
	Korea Credit Bureau Co., Ltd.	1	3	4	—	—
	Korea Finance Security Co., Ltd.	3,225	2,052	1,842	—	3,435
	LOTTE CARD Co., Ltd.	27,913	12,531	13,213	(351)	26,880
	K BANK Co., Ltd.	18	256	257	—	17
	Win Mortgage Co.,Ltd.	8	250	240	—	18
	ARAM CMC CO.LTD	41	—	41	—	—
	Godo Kaisha Oceanos 1	38,770	22,921	64,002	2,311	—
	Woori Real Estate Investment No. 1 Limited Liability Company	—	42,885	—	—	42,885

(*)	Payments that occurred for business reasons among related parties are excluded and net increase or decrease was used for limited credit loan.

(4)	Details of changes in major deposits due to customers with related parties for the years ended December 31, 2023, 2024 and 2025 are as follows (Unit: Korean Won in millions):

		For the year ended December 31, 2023
Related parties		Beginning balance	Increase	Decrease	Ending balance (*)
Associates	W Service Networks Co., Ltd	1,200	1,000	1,200	1,000
	Partner One Value Up I Private Equity Fund	100	—	100	—
	Korea Credit Bureau Co., Ltd.	3,000	—	3,000	—
	One Mortgage	—	1,200	600	600

(*)	Details of payment between related parties, demand deposit due to customers and etc. are excluded.

		For the year ended December 31, 2024
Related parties		Beginning balance	Increase	Decrease	Ending balance (*)
Associates	W Service Networks Co., Ltd	1,000	2,000	2,000	1,000
	Win Mortgage Co., Ltd.	600	2,266	1,479	1,387

(*)	Details of payment between related parties, demand deposit due to customers and etc. are excluded.

F-2
27

		For the year ended December 31, 2025
Related parties		Beginning balance	Increase	Decrease	Ending balance (*)
Associates	W Service Networks Co., Ltd	1,000	—	—	1,000
	One Mortgage	1,387	3,529	3,564	1,352
	Korea Credit Bureau Co., Ltd.	—	1,000	—	1,000

(*)	Details of payment between related parties, demand deposit due to customers and etc. are excluded.

(5)	There are no major borrowing transactions with related parties for the years ended December 31, 2024 and 2025.

(6)	Guarantees provided to the related parties are as follows (Unit: Korean Won in millions):

Warrantee	December 31, 2024	December 31, 2025	Warranty
Korea Finance Security Co., Ltd.	635	425	Unused loan commitment
Korea Credit Bureau Co., Ltd.	34	35	Unused loan commitment
W Service Network Co., Ltd.	129	150	Unused loan commitment
K BANK Co., Ltd.	282	283	Unused loan commitment
LOTTE CARD Co., Ltd.	498,400	478,300	Unused loan commitment
LOTTE CARD Co., Ltd.	1,691	1,650	Confirmed Foreign Currency Payment Guarantee
Win Mortgage Co.,Ltd.	42	32	Unused loan commitment
As of December 31, 2024 and 2025, the recognized payment guarantee provisions are 272 million Won and 289 million Won, respectively, in relation to the guarantees provided to the related parties above.

F-2
28

(7)	Amount of commitments with the related parties

Warrantee	December 31, 2024	December 31, 2025	Warranty
NH Woori Newdeal Growth Alpha Private Equity Fund 1	15,906	819	Securities purchase commitment
Samsung Together Korea IPPF private securities investment trust 3 [Equity-FoFs]	990,000	990,000	Securities purchase commitment
BTS 2nd Private Equity Fund	1,854	1,234	Securities purchase commitment
STASSETS FUND III	3,000	1,500	Securities purchase commitment
Synaptic Future Growth Private Equity Fund 1	3,443	1,624	Securities purchase commitment
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership	4,664	4,664	Securities purchase commitment
Woori Seoul Beltway Private Special Asset Fund No.1	30,949	27,103	Securities purchase commitment
Woori Oncorp Corporate support of Major Industry General Type Private Investment Trust 2	60	255	Securities purchase commitment
Woori Asset Global Partnership Fund No.5	97,500	75,000	Securities purchase commitment
JC Assurance No.2 Private Equity Fund	1,351	492	Securities purchase commitment
Crevisse Raim Impact 1st Startup Venture Specialist Private Equity Fund	148	50	Securities purchase commitment
Woori Real Estate Investment No. 1 Limited Liability Company	7,100	7,100	Securities purchase commitment
Woori Future Energy Private Special Asset Investment Trust(General) No.1	33,600	33,600	Securities purchase commitment
LOTTE CARD Co., Ltd.	350,000	440,000	Derivative commitment
Woori IMM Green Net Zero Fund	—	21,099	Securities purchase commitment
Woori NH Co-Growth Private Equity Fund I	—	9,296	Securities purchase commitment
Woori PGIF4 General Type Private Special Asset Investment Trust No.1	—	3,102	Securities purchase commitment
Woori GS West Street Strategic Solutions General Type Private Special Asset Investment Trust No.1	—	15,820	Securities purchase commitment
Woori Global Secondary Private Placement Investment Trust No. 2	—	2,948	Securities purchase commitment
Woori Productive Financing Education Infrastructure General Private Special Asset Investment Trust No.1	—	20,000	Securities purchase commitment

(8)	Major investment and Recovery transactions
Details of major investment and recovery transactions with related parties during the years ended December 31, 2024 and 2025 are described in Note 14.(2). There are no other significant investment and recovery transactions

F-2
29

(9)	Compensation for key management is as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2023	2024	2025
Short-term employee salaries	22,626	34,676	23,700
Retirement benefit service costs	1,160	1,372	941
Share-based compensation	5,474	11,298	20,755

Total	29,260	47,346	45,396

Key management includes executives and directors of Woori Financial Group and major subsidiaries, and also includes CEO of other subsidiaries. Outstanding assets from transactions with key management amount
to 3,523 million Won and 3,203 million

Won, as of December 31, 2024 and 2025 respectively and with respect to the assets, the Group has not recognized any allowance nor related impairment loss due to credit losses. Also, liabilities from transaction with key management amount to 69,372 million Won and 11,562 million
Won, respectively, as of December 31, 2024 and 2025.

46.	LEASES

(1)	Lessor

1)	Finance lease

①	The total investment in finance lease and the present value of the minimum lease payments to be recovered are as follows (Unit: Korean Won in millions):

	December 31, 2024
	Total investment in lease	Net investment in lease
Within one year	281,087	263,105
After one year but within two years	372,273	348,055
After two years but within three years	327,294	297,093
After three years but within four years	152,027	136,499
After four years but within five years	72,648	61,267
After five years	—	—

Total	1,205,329	1,106,019

	December 31, 2025
	Total investment in lease	Net investment in lease
Within one year	296,640	277,976
After one year but within two years	288,032	266,930
After two years but within three years	174,700	160,310
After three years but within four years	103,904	91,402
After four years but within five years	217,393	191,328
After five years	1,173	1,053

Total	1,081,842	988,999

②	The unrealized interest income of the finance lease is as follows. (Unit: Korean Won in millions):

	December 31, 2024	December 31, 2025
Total investment in lease	1,205,329	1,081,842
Net investment in lease	1,106,019	988,999
Present value of minimum lease payments	1,106,019	988,999
Unearned interest income	99,310	92,843

F-2
3
0

2)	Operating lease

①	The details of prepaid lease assets and operating lease assets are as follows (Unit: Korean Won in millions):

	December 31, 2024	December 31, 2025
Prepaid lease assets	42,996	18,844
Operating lease assets
Acquisition cost	5,132,477	5,263,765
Accumulated depreciation	(1,209,633)	(1,458,989)
Net carrying value	3,922,844	3,804,776

Total	3,965,840	3,823,620

②	The details of changes in operating lease assets are as follows (Unit: Korean Won in millions):

	December 31, 2024	December 31, 2025
Beginning balance	3,285,926	3,922,844
Acquisition	1,463,419	926,165
Disposal	(262,184)	(388,889)
Depreciation	(587,148)	(629,079)
Others	22,831	(26,265)

Ending balance	3,922,844	3,804,776

③	The future lease payments to be received under the lease contracts are as follows (Unit: Korean Won in millions):

	December 31, 2024	December 31, 2025
Within one year	895,812	889,408
After one year but within two years	763,682	656,257
After two years but within three years	515,003	443,619
After three years but within four years	312,886	217,769
After four years but within five years	102,478	65,179

Total	2,589,861	2,272,232

④	There are no adjusted lease payments recognized as profit or loss for the years ended December 31, 2024 and 2025.

(2)	Lessee

1)	The future lease payments under the lease contracts are as follows (Unit: Korean Won in millions):

	December 31, 2024	December 31, 2025
Lease payments
Within one year	194,384	214,922
After one year but within five years	317,609	355,365
After five years	50,352	44,575

Total	562,345	614,862

2)	Total cash outflows from lease are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2024	2025
Total cash outflows from lease	240,491	254,626

F-2
3
1

3)
Details of lease payments that are not included in the measurement of lease liabilities due to the fact that they are short-term leases or leases for which the underlying asset is of low value are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2024	2025
Lease payments for short-term leases	273	376
Lease payments for which the underlying asset is of low value	1,448	2,691

Total	1,721	3,067

Variable lease payments that were not included in the measurement of lease liabilities for the years ended December 31, 2024 and 2025 were 24,380 million Won and 32,711 million Won.

47.	BUSINESS COMBINATION

(1)	Tongyang Life Insurance Co., Ltd.

i.	General
The Group obtained approval from the Financial Services Commission on May 2, 2025, to include a subsidiary, and acquired
77.9
%
 of the interest (excluding treasury stocks;
75.3
%
including treasury stocks) of Tongyang Life Insurance Co., Ltd. (“Tongyang Life”) on July 1, 2025, thereby obtaining control. The primary purpose of this business combination is to maximize synergy effects among consolidated subsidiaries and strengthen the non-banking
business portfolio.
From the acquisition date (July 1, 2025) to the end of the current reporting period, Tongyang Life’s operating income and net income reflected in the consolidated statement of comprehensive income amounted to
49,386
million
Won and
43,609
million Won, respectively. Assuming that the acquisition of Tongyang Life had occurred at the beginning of the annual reporting period (January 1, 2025), Tongyang Life’s operating income and net income that would have been recognized in the consolidated statement of comprehensive income are estimated to be 149,439 million Won and 126,021 million Won, respectively.

ii.	Identifiable net assets:

(Unit: Korean Won in millions)
Amount
Assets
Cash and cash equivalents	286,417
Financial assets at fair value through profit or loss	5,799,449
Financial assets at fair value through other comprehensive income	21,635,551
Financial assets at amortized cost (*1)	6,544,801
Derivative assets	172,326
Investment properties	426,509
Premises and equipment	115,287
Intangible assets	29,953
Deferred tax assets	130,646
Investments in associates	28,521
Reinsurance contracts assets	578,741
Other assets	53,754

Sub-total	35,801,955

F-23
2

(Unit: Korean Won in millions)
Amount
Liabilities
Insurance contract liabilities	28,743,076
Reinsurance contract liabilities	10,900
Investment contract liabilities	3,474,425
Financial liabilities at fair value through profit or loss	256
Financial liabilities at amortized cost	1,100,627
Derivative liabilities	196,317
Provisions	41,393
Other liabilities	35,503

Sub-total	33,602,497

Identifiable Net Assets Fair value (*2)	2,199,458

(*1)
The financial assets measured at amortized cost that were acquired have been estimated at fair value. The contractual gross amount of Tongyang Life’s financial assets measured at amortized cost is KRW 6,547,834 million, and the contractual cash flows that are not expected to be recovered as of the acquisition date are estimated at KRW 90,923 million.

(*2)	The Group measured the identifiable assets and liabilities of the acquiree at their fair values as of the acquisition date for the purpose of allocating the consideration transferred
If, within one year from the acquisition date, new information is obtained about facts and circumstances that existed at the acquisition date requiring adjustments to the amounts recognized at that date, or if additional provisions existing at the acquisition date need to be recognized, such adjustments will be accounted for in the business combination.

iii.	Bargain purchase gain
A bargain purchase gain occurred as the fair value of identifiable net assets exceeded the consideration transferred.

(Unit: Korean Won in millions)
Amount
Consideration transferred	1,281,963
Identifiable net assets fair value	2,199,458
Non-controlling interests (*1)	236,994
Hybrid securities (*2)	406,310
Bargain purchase gain (*3)	274,191

(*1)	The non-controlling interests in Tongyang Life acquired during the current period were measured at the fair value based on the closing price at the acquisition date.

(*2)
It is a hybrid securities issued by Tongyang Life and classified as equity, which does not grant rights to a proportionate interest of the acquiree’s identifiable net assets, and was measured at fair value using the Hull-White valuation method with discount rates based on credit ratings, interest rate volatility, and exchange rates as input variables.

(*3)	Included in other non-operating income in the consolidated statement of comprehensive income.

iv.	Business combination costs
The Group incurred costs of 1,972 million Won related to the business combination, including legal fees and due diligence fees, which were recognized as fees and commissions expenses in the consolidated statement of comprehensive income.

F-23
3

v.	Net cash outflows from the business combination

(Unit: Korean Won in millions)
Amount
Consideration paid in cash	1,281,963
Cash and cash equivalents acquired	286,417

Less: Total	995,546

(2)	ABL Life Insurance Co., Ltd.

1)	General
The Group obtained approval from the Financial Services Commission on May 2, 2025, to include a subsidiary, and acquired 100% of the interest of ABL Life Insurance Co., Ltd. (“ABL Life”) on July 1, 2025, thereby obtaining control. The primary purpose of this business combination is to maximize synergy effects among consolidated subsidiaries and strengthen the non-banking
business portfolio.
From the acquisition date (July 1, 2025) to the end of the current reporting period, ABL Life’s operating income and net income reflected in the consolidated statement of comprehensive income amounted to 58,653 million Won and 55,984 million Won, respectively. Assuming that the acquisition of ABL Life had occurred at the beginning of the annual reporting period (January 1, 2025), ABL Life’s operating income and net income that would have been recognized in the consolidated statement of comprehensive income are estimated to be 124,104 million Won and 89,840 million Won, respectively.

2)	Identifiable net assets:

(Unit: Korean Won in millions)
Amount
Assets
Cash and cash equivalents	327,090
Financial assets at fair value through profit or loss	5,724,722
Securities at fair value through other comprehensive income	11,300,915
Financial assets at amortized cost (*1)	1,647,554
Derivative assets	31,506
Investment properties	154,006
Premises and equipment	329,899
Intangible assets	36,152
Deferred tax assets	305,354
Reinsurance contracts assets	7,704
Other assets	41,402

Sub-total	19,906,304

Liabilities
Insurance contract liabilities	18,324,194
Reinsurance contract liabilities	125,450
Investment contract liabilities	930
Financial liabilities at fair value through profit or loss	8,239
Financial liabilities at amortized cost	828,081
Derivative liabilities	27,827
Provisions	14,848
Other liabilities	4,970

Sub-total	19,334,539

Identifiable Net Assets Fair value (*2)	571,765

F-2
3
4

(*1)
The financial assets measured at amortized cost that were acquired have been estimated at fair value. The contractual gross amount of ABL Life’s financial assets measured at amortized cost is KRW 1,670,314 million, and the contractual cash flows that are not expected to be recovered as of the acquisition date are estimated at KRW 25,489 million.

(*2)	The Group measured the identifiable assets and liabilities of the acquiree at their fair values as of the acquisition date for the purpose of allocating the consideration transferred.
If, within one year from the acquisition date, new information is obtained about facts and circumstances that existed at the acquisition date requiring adjustments to the amounts recognized at that date, or if additional provisions existing at the acquisition date need to be recognized, such adjustments will be accounted for in the business combination.

3)	Bargain purchase gain
A bargain purchase gain occurred as the fair value of identifiable net assets exceeded the consideration transferred.

(Unit: Korean Won in millions)
Amount
Consideration transferred	264,946
Identifiable net assets fair value	571,765
Bargain purchase gain (*)	306,819

(*) Included in other
non-operating
income in the consolidated statement of comprehensive income.

4)	Business combination costs
The Group incurred costs of 301 million Won related to the business combination, including legal fees and due diligence fees, which were recognized as fees and commissions expenses in the consolidated statement of comprehensive income.

5)	Net cash inflows from the business combination

(Unit: Korean Won in millions)
Amount
Consideration paid in cash	264,946
Cash and cash equivalents acquired	327,090

Less: Total	62,144

48.	EVENTS AFTER THE REPORTING PERIOD

(1)
The Parent Company resolved at the Board of Directors’ meeting held on February 6, 2026, to acquire and retire its treasury shares. The Parent Company plans to acquire treasury shares in the amount of KRW 200 billion through a trust agreement during the period from February 10, 2026 to June 10, 2026, and intends to cancel all shares acquired through this transaction thereafter.

(2)
Woori Bank, a subsidiary, decided to implement a voluntary retirement program through a labor-management agreement in January 2026. As a result, the termination benefits to be recognized by the Group in the first quarter of 2026 amount to KRW 181,305 million.

F-2
3
5

49.	PARENT COMPANY
Condensed financial information of the parent company is as follows:

(1)	Condensed statements of financial positions

	December 31, 2024	December 31, 2025
	(Korean Won in millions)
ASSETS
Cash and cash equivalents:
Bank subsidiaries	1,185,912	489,321
Investments in subsidiaries and associates
Bank subsidiaries	18,921,151	18,921,151
Non-bank subsidiaries	5,284,866	6,676,344
Other assets	961,108	1,307,556

Total assets	26,353,037	27,394,372

LIABILITIES
Debentures	2,037,567	2,667,525
Other liabilities	162,739	776,903

Total liabilities	2,200,306	3,444,428

EQUITY	24,152,731	23,949,944
Total liabilities and equity	26,353,037	27,394,372

(2)	Condensed statements of comprehensive income

	2023	2024	2025
	(Korean Won in millions, except for per share data)
Interest and dividend income
Interest income
Bank subsidiaries	63,806	51,778	27,356
Other	786	—	940
Dividends
Bank subsidiaries	1,372,572	1,131,996	1,352,524
Non-bank subsidiaries	110,384	76,526	95,962
Others	(122,878)	(136,999)	(182,067)

Operating income	1,424,670	1,123,301	1,294,715

Non-operating loss	(1,043)	(147)	(170,511)
Net income before income tax expense	1,423,627	1,123,154	1,124,204
Income tax income(loss)	881	178	2,836

Net income	1,424,508	1,123,332	1,127,040

Other comprehensive income(loss), net of tax	18,916	9,138	3,562

Total comprehensive income	1,443,424	1,132,470	1,130,602

Basic and diluted earnings per share	1,754	1,296	1,326

(3)	Condensed statements of cash flows

	2023	2024	2025
	(Korean Won in millions)
Cash flows from operating activities:
Net income	1,424,508	1,123,332	1,127,040
Adjustments:
Interest income
Bank subsidiaries	(63,806)	(51,778)	(27,356)
Other	(786)	—	(940)
Dividend income
Bank subsidiaries	(1,372,572)	(1,131,996)	(1,352,524)
Non-bank subsidiaries	(110,384)	(76,526)	(95,962)
Others	1,550,265	1,285,563	1,667,502

Net cash provided by operating activities	1,427,225	1,148,595	1,317,760

Cash flows from investing activities:
Acquisition of investments in subsidiaries	(898,740)	(535,541)	(1,405,504)
Increase in advance payments related to investments in subsidiaries	—	(155,388)	—
Others	24,992	973,476	99,342

Net cash provided by (used in) investing activities	(873,748)	282,547	(1,306,162)

Cash flows from financing activities:
Issue of hybrid securities	498,680	1,196,816	797,781
Redemption of hybrid securities	—	(1,000,000)	(900,000)
Dividends paid on hybrid securities	(131,149)	(158,682)	(150,059)
Increase in borrowings and debentures	399,234	599,000	938,401
Redemption of borrowings and debentures	(260,000)	(150,000)	(310,000)
Dividends paid	(979,586)	(882,183)	(931,111)
Others	(104,510)	(139,688)	(153,201)

Net cash provided by (used in) financing activities	(577,331)	(534,737)	(708,189)

Net increase(decrease) in cash and cash equivalents	(23,854)	896,405	(696,591)

Cash and cash equivalents, beginning of the period	313,361	289,507	1,185,912
Cash and cash equivalents, end of the period	289,507	1,185,912	489,321

F-237